Form 20-F
period 2011-12-31
TELEFONICA S A
filed 2012-03-29
CIK 814052

As filed with the Securities and Exchange Commission on March 29, 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _____ to _____
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-09531

TELEFÓNICA, S.A.
(Exact name of Registrant as specified in its charter)

KINGDOM OF SPAIN
(Jurisdiction of incorporation or organization)

Distrito Telefónica, Ronda de la Comunicación, s/n
28050 Madrid, Spain
(Address of principal executive offices)

Consuelo Barbe Capdevila, Securities Market and Corporate Governace Legal Department
Distrito Telefónica, Ronda de la Comunicación, s/n, 28050 Madrid, Spain
Tel.  +34 91 482 3733, Fax.  +34 91 482 3768, e-mail: amv@telefonica.es

María García-Legaz Ponce, Head of Investor Relations,
Distrito Telefónica, Ronda de la Comunicación, s/n, 28050 Madrid, Spain
Tel.  +34 91 482 8700, Fax.  +34 91 482 8600, e-mail: ir@telefonica.es
(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, nominal value €1.00 per share* American Depositary Shares, each representing one Ordinary Share	New York Stock Exchange New York Stock Exchange

Guarantees** by Telefónica, S.A. of the  $750,000,000 Fixed Rate Guaranteed Senior Notes Due 2013; $850,000,000 Floating Rate Guaranteed Senior Notes Due 2013; $1,200,000,000 Fixed Rate Guaranteed Senior Notes Due 2013; $1,250,000,000 Fixed Rate Notes Due 2015; $900,000,000 Fixed Rate Guaranteed Senior Notes Due 2015; $1,250,000,000 Fixed Rate Guaranteed Senior Notes Due 2016; $1,250,000,000 Fixed Rate Guaranteed Senior Notes Due 2016; $700,000,000 Fixed Rate Guaranteed Senior Notes Due 2017; $1,000,000,000 Fixed Rate Notes Due 2019; $1,400,000,000 Fixed Rate Guaranteed Senior Notes Due 2020; $1,500,000,000 Fixed Rate Guaranteed Senior Notes Due 2021; $2,000,000,000 Fixed Rate Guaranteed Senior Notes Due 2036; each of Telefónica Emisiones, S.A.U.
New York Stock Exchange

*	Not for trading, but only in connection with the listing of American Depositary Shares, pursuant to the requirements of the New York Stock Exchange.

**
Not for trading, but only in connection with the listing of the $750,000,000 Fixed Rate Guaranteed Senior Notes Due 2013; $850,000,000 Floating Rate Guaranteed Senior Notes Due 2013; $1,200,000,000 Fixed Rate Guaranteed Senior Notes Due 2013; $1,250,000,000 Fixed Rate Notes Due 2015; $900,000,000 Fixed Rate Guaranteed Senior Notes Due 2015; $1,250,000,000 Fixed Rate Guaranteed Senior Notes Due 2016; $1,250,000,000 Fixed Rate Guaranteed Senior Notes Due 2016; $700,000,000 Fixed Rate Guaranteed Senior Notes Due 2017; $1,000,000,000 Fixed Rate Notes Due 2019; ; $1,400,000,000 Fixed Rate Guaranteed Senior Notes Due 2020; $1,500,000,000 Fixed Rate Guaranteed Senior Notes Due 2021; $2,000,000,000 Fixed Rate Guaranteed Senior Notes Due 2036; each of Telefónica Emisiones, S.A.U. (a wholly-owned subsidiary of Telefónica, S.A.)

 Securities registered or to be registered pursuant to Section 12(g) of the Act: None

 Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

 The number of outstanding shares of each class of capital stock of Telefónica, S.A. at December 31, 2011 was:

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

Large accelerated filer  ☒         Accelerated filer  ☐        Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP   International Financial Reporting Standards as Issued by the international Accounting Standards Board  ☒   Other ☐

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

Such forward-looking statements are not guarantees of future performance and involve numerous risks and uncertainties, and actual results may differ materially from those anticipated in the forward-looking statements as a result of various factors.  The risks and uncertainties involved in our business that could affect the matters referred to in such forward-looking statements include but are not limited to:

•	changes in general economic, business or political conditions in the domestic or international markets in which we operate or have material investments that may affect demand for our services;

•	changes in currency exchange rates, interest rates or in credit risk in our treasury investments or in some of our financial transactions;

•	existing or worsening conditions in the international financial markets;

•
the impact of current, pending or future legislation and regulation in countries where we operate, as well as any failure to renew or obtain the necessary licenses, authorizations and concessions to carry out our operations and  the impact of limitations in spectrum capacity;

•	the actions of existing and potential competitors in each of our markets as well as the potential effects of technological changes;

•	failure of suppliers to provide necessary equipment and services on a timely basis;

•	the impact of unanticipated network interruptions;

•	the effect of reports suggesting that radio frequency emissions cause health problems;

•	the impact of impairment charges on our goodwill and assets as a result of changes in the regulatory, business or political environment; and

•	the outcome of pending litigation.

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

CERTAIN TERMS AND CONVENTIONS

Our ordinary shares, nominal value €1.00 per share, are currently listed on each of the Madrid, Barcelona, Bilbao and Valencia stock exchanges and are quoted through the Automated Quotation System under the symbol “TEF.”  They are also listed on various foreign stock exchanges such as the London and Buenos Aires stock exchanges.  American Depositary Shares (“ADSs”), each representing the right to receive one ordinary share, are listed on the New York Stock Exchange and on the Lima Stock Exchange.  ADSs are evidenced by American Depositary Receipts (“ADRs”) issued under a Deposit Agreement with Citibank, N.A., as Depositary.  During 2011 our shares were delisted from the Tokyo Stock Exchange, and our BDRs were delisted from the Sao Paulo Stock Exchange.

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

Below are definitions of certain technical terms used in this Annual Report:

•
“Access” refers to a connection to any of the telecommunications services offered by us.  We present our customer base using this model because the integration of telecommunications services in bundled service packages has changed the way residential and corporate customers contract for our services.  Because a single customer may contract for multiple services, we believe it is more accurate to count the number of accesses, or services a customer has contracted for, as opposed to only counting the number of our customers.  For example, a customer that has fixed line telephony service and broadband service represents two accesses rather than a single customer.  In addition, we fully count the accesses of all companies over which we exercise control.  The following are the main categories of accesses:

•
Fixed telephony accesses: includes public switched telephone network, or PSTN, lines (including public use telephony), and integrated services digital network, or ISDN, lines and circuits.  For purposes of calculating our number of fixed line accesses, we multiply our lines in service as follows: PSTN (x1); basic ISDN (x1); primary ISDN (x30, x20 or x10); 2/6 digital accesses (x30).

•
Internet and data accesses: includes broadband accesses (retail asymmetrical digital subscriber line “ADSL,” very high bit-rate digital subscriber line “VDSL”, satellite, fiber optic and circuits over 2 Mbps), narrowband accesses (Internet service through the PSTN lines) and other accesses, including the remaining non-broadband final client circuits.  “Naked ADSL” allows customers to subscribe for a broadband connection without a monthly fixed line fee.

•	Pay TV: includes cable TV, direct to home satellite TV, or DTH, and Internet Protocol TV, or IPTV.

•
Mobile accesses: includes accesses to mobile network for voice and/or data services (including connectivity). Mobile broadband includes Internet access from devices used to make voice calls and smartphones (mobile Internet), and Internet access from devices that complement fixed broadband, such as  PCCards/dongles, and enable large amounts of data to be downloaded on the move (mobile connectivity).    Mobile accesses are categorized into contract and prepay accesses.

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

Certain technical terms used with respect to our business are as follows:

•
“ARPU” is the average revenues per user per month.  ARPU is calculated by dividing total service revenues (excluding inbound roaming revenues) from sales to customers for the preceding 12 months by the weighted average number of accesses for the same period, and then divided by 12 months.  ARPU is calculated using gross service revenues before deduction of wholesale discounts.

•	“CDMA” means Code Division Multiple Access, which is a type of radio communication technology.

•
“Cloud computing” is the delivery of computing as a service rather than a product, whereby shared resources, software, and information are provided to computers and other devices as a utility over a network (typically the Internet).

•	“Commercial activity” includes the addition of new lines, replacement of handsets, migrations and changes in types of contracts.

•	“Customer revenue” means service revenues less interconnection revenues.

•	“Duo bundle” means broadband plus voice and/or TV service. We measure “duo bundles” in terms of units, where each bundle of broadband and voice service counts as one unit.

•	“Digital Dividend” refers to the amount of spectrum that will be freed up in the switchover from analogue to digital terrestrial TV.

•	“FTTx” is a generic term for any broadband network architecture that uses optical fiber to replace all or part of the metal local loop typically used for the last mile of telecommunications wiring.

•	“Final client accesses” means accesses provided to residential and corporate clients.

•	“Gross adds” means the gross increase in the customer base measured in terms of accesses in a period.

•
“HSDPA” means High Speed Downlink Packet Accesses, which is a 3G mobile telephony communications protocol in the High-Speed Packet Access (HSPA) family, which allows networks based on UMTS to have higher data transfers speeds and capacity.

•	“Interconnection revenues” means revenues received from other operators which use our networks to connect to our customers.

•	“ISP” means Internet service provider.

•
“IT”, or information technology, is the acquisition, processing, storage and dissemination of vocal, pictorial, textual and numerical information by a microelectronics-based combination of computing and telecommunications.

•	“LMDS” means local multipoint distribution service.

•	“LTE” means Long Term Evolution, a mobile access technology.

•
“Local loop” means the physical circuit connecting the network termination point at the subscriber’s premises to the main distribution frame or equivalent facility in the fixed public telephone network.

•	“M2M”, or machine to machine, refers to technologies that allow both mobile and wired systems to communicate with other devices of the same ability.

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

•	“Net adds” means the difference between the customer base measured in terms of accesses at the end of the period and the beginning of the period.

•	“Non SMS data revenues” means data revenues excluding SMS revenues.

•	“OTT (over the top) services” means TV services over the Internet.

•	“Push to talk” is a method of conversing over half-duplex communication lines, including two-way radio, using a button to switch from voice reception mode to transmit mode.

•	“Revenues” means net sales and revenues from rendering of services.

•	“Service revenues” means revenues less revenues from handset sales.

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

In this Annual Report we make certain comparisons in local currency or on a “constant euro basis” or “excluding foreign exchange rate effects” in order to present an analysis of the development of our results of operations from year-to-year without the effects of currency fluctuations.  To make comparisons on a local currency basis, we compare financial items in the relevant local currency for the periods indicated as recorded in the relevant local currency for such periods.  To make comparisons on a “constant euro basis” or “excluding foreign exchange rate effects,” we convert the relevant financial item into euro using the prior year’s average euro to relevant local currency exchange rate.  In addition, we present certain financial information excluding the effects of Venezuela being considered a hyperinflationary economy in 2009, 2010 and 2011 by eliminating all adjustments made as a result of such consideration.

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

Our consolidated financial statements as of December 31, 2010 and 2011, and for the years ended December 31, 2009, 2010 and 2011 included elsewhere in this Annual Report including the notes thereto (the “Consolidated Financial Statements”), are prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

PART I

Item 1.                      Identity of Directors, Senior Management and Advisors

A.           Directors and Senior Management

Not applicable.

B.           Advisers

Not applicable.

C.           Auditors

Not applicable.

Item 2.                      Offer Statistics and Expected Timetable

Not applicable.

Item 3.                      Key Information

A.           Selected Financial Data

The following table presents certain selected consolidated financial data.  It is to be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the Consolidated Financial Statements.  The consolidated income statement and cash flow data for the years ended December 31, 2009, 2010 and 2011 and the consolidated statement of financial position data as of December 31, 2010 and 2011 set forth below are derived from, and are qualified in their entirety by reference to the Consolidated Financial Statements.  The consolidated income statement and cash flow data for the years ended December 31, 2007 and 2008 and the consolidated statement of financial position data as of December 31, 2007, 2008 and 2009 set forth below are derived from Telefónica, S.A.’s consolidated financial statements for such years, which are not included herein.

Our Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB.

The basis of presentation and principles of consolidation are described in detail in Notes 2 and 3(q), respectively, to our Consolidated Financial Statements.

	As of or for the year ended December 31,
	2007	2008	2009	2010	2011
	(in millions of euro, except share and per share data)
Revenues	56,441	57,946	56,731	60,737	62,837
Other income	4,264	1,865	1,645	5,869	2,107
Supplies	(17,907)	(17,818)	(16,717)	(17,606)	(18,256)
Personnel expenses	(7,893)	(6,762)	(6,775)	(8,409)	(11,080)
Other expenses	(12,081)	(12,312)	(12,281)	(14,814)	(15,398)
Depreciation and amortization	(9,436)	(9,046)	(8,956)	(9,303)	(10,146)
Operating income	13,388	13,873	13,647	16,474	10,064
Share of profit (loss) of associates	140	(161)	47	76	(635)
Net finance expense	(2,851)	(2,821)	(2,767)	(2,537)	(2,782)
Net exchange differences	7	24	(540)	(112)	(159)
Net financial expense	(2,844)	(2,797)	(3,307)	(2,649)	(2,941)
Profit before tax from continuing operations	10,684	10,915	10,387	13,901	6,488
Corporate income tax	(1,565)	(3,089)	(2,450)	(3,829)	(301)
Profit for the year from continuing operations	9,119	7,826	7,937	10,072	6,187
Profit after taxes from discontinued operations	—	—	—	—	—
Profit for the year	9,119	7,826	7,937	10,072	6,187
Non-controlling interests	(213)	(234)	(161)	95	(784)
Profit for the year attributable to equity holders of the parent	8,906	7,592	7,776	10,167	5,403
Weighted average number of shares (thousands)	4,758,707	4,645,852	4,552,656	4,522,228	4,511,165
Basic and diluted earnings per share from continuing operations attributable to equity holders (euro)(1)	1.87	1.63	1.71	2.25	1.20
Basic and diluted earnings per share attributable to equity holders of the parent (euro)(1)	1.87	1.63	1.71	2.25	1.20
Earnings per ADS (euro)(1)(2)	1.87	1.63	1.71	2.25	1.20
Weighted average number of ADS (thousands)(2)	4,758,707	4,645,852	4,552,656	4,522,228	4,511,165
Cash dividends per ordinary share (euro)	0.65	0.90	1.00	1.30	1.52
Consolidated Statement of Financial Position Data
Cash and cash equivalents	5,065	4,277	9,113	4,220	4,135
Property, plant and equipment	32,460	30,545	31,999	35,797	35,463
Total assets	105,873	99,896	108,141	129,775	129,623
Non-current liabilities	58,044	55,202	56,931	64,599	69,662
Equity (net)	22,855	19,562	24,274	31,684	27,383
Capital stock	4,773	4,705	4,564	4,564	4,564
Consolidated Cash Flow Data
Net cash from operating activities	15,551	16,366	16,148	16,672	17,483
Net cash used in investing activities	(4,592)	(9,101)	(9,300)	(15,861)	(12,497)
Net cash used in financing activities	(9,425)	(7,765)	(2,281)	(5,248)	(4,912)

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

Exchange Rate Information

As used in this Annual Report, the term “Noon Buying Rate” refers to the rate of exchange for euro, expressed in U.S. dollars per euro, in the City of New York for cable transfers payable in foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes.  The Noon Buying Rate certified by the New York Federal Reserve Bank for the euro on March 23, 2012 was $1.3263 = €1.00.  The following tables describe, for the periods and dates indicated, information concerning the Noon Buying Rate for the euro.  Amounts are expressed in U.S. dollars per €1.00.

	Noon Buying Rate
Year ended December 31,	Period end	Average (1)	High	Low
2007	1.4603	1.3797	1.4862	1.2904
2008	1.3919	1.4698	1.6010	1.2446
2009	1.4332	1.3955	1.5100	1.2547
2010	1.3269	1.3261	1.4536	1.1959
2011	1.2973	1.4002	1.3875	1.2926
2012 (through March 23, 2012)	1.3263	1.3105	1.3463	1.2682

Source: Federal Reserve Bank of New York.

(1)	The average of the Noon Buying Rates for the euro on the last day reported of each month during the relevant period.

	Noon Buying Rate
Month ended	High	Low
September 30, 2011	1.4283	1.3446
October 31, 2011	1.4172	1.3281
November 30, 2011	1.3803	1.3244
December 31, 2011	1.3487	1.2926
January 31, 2012	1.3192	1.2682
February 29, 2012	1.3463	1.3087
March 31, 2012 (through March 23, 2012)	1.3320	1.3025

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

Our consolidated results are affected by fluctuations between the euro and the currencies in which the revenues and expenses of some of our consolidated subsidiaries are denominated (principally the Brazilian real, the pound sterling, the Venezuelan Bolivar fuerte (see Note 2 to our Consolidated Financial Statements), the Argentine peso, the Chilean peso, the Czech koruna (crown), the Peruvian nuevo sol, the Mexican peso and the Colombian peso).

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

At December 31, 2011, approximately 48.5% of our assets were located in our Latin America segment.  In addition, approximately 46.5% of our revenues for 2011 were derived from our Latin American segment operations.  At December 31, 2011, 54.5% of Latin America assets and 49.0% of Latin America revenues were derived from our operations in Brazil.  Our business is thus particularly sensitive to any of the risks relating to Latin America discussed in this section to the extent they arise or manifest themselves in Brazil.  Our operations and investments in Latin America (including the revenues generated by these operations, their market value and the dividends and management fees expected to be received therefrom) are subject to various risks linked to the economic, political and social conditions of these countries, including risks related to the following:

•
government regulation or administrative polices may change unexpectedly, including changes that modify the terms and conditions of concessions and their renewal, which could negatively affect our interests in such countries;

•	the effects of inflation or currency depreciation or currency restrictions and other restraints on transfers of funds that may be imposed;

•	governments may expropriate or nationalize assets or increase their participation in the economy and companies; and

•	economic downturns, political instability and civil disturbances may negatively affect our operations.

Our financial condition and results of operations may be adversely affected if we do not effectively manage our exposure to foreign currency exchange rate, interest rate or financial investment risks.

We are exposed to various types of market risk in the normal course of our business, including, above all, the impact of changes in interest rates of foreign currency exchange rates.  We use a variety of strategies to manage this risk, mainly through the use of financial derivatives, which themselves are suceptible  to risks, including counterparty risk. Our risk management strategies may not achieve their desired effect, which could adversely affect our business, financial condition and results of operations.

For a more detailed description of our financial derivatives transactions, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk” and Note 16 to our Consolidated Financial Statements.

Adverse economic conditions could reduce purchases of our products and services.

Our business is impacted by general economic conditions in each of the countries in which we operate.  The current uncertainty about whether the economic recovery will continue may negatively affect the level of demand of existing and prospective customers, as our services may not be deemed critical for these customers.  The principal macroeconomic factors that could have an adverse impact on consumption and, accordingly, demand for our services include access to credit, unemployment rates, consumer confidence and other general macroeconomic factors.

Existing or worsening conditions in the international financial markets may limit our ability to carry out our business plan.

The operation, expansion and upgrading of our networks, the development and distribution of our services as well as the development and implementation of new technologies or license award renewal processes, require substantial financing.

International financial markets continue to be affected by current uncertainties surrounding the pace of economic recovery, the health of the international banking system and increasing concerns regarding burgeoning public deficits in certain European countries.  Worsening conditions in the international credit markets due to any of these factors may make it more difficult and more expensive to refinance our financial debt (at December 31, 2011, our net average debt scheduled to mature in the next six years was approximately €6,850 million per year) or to incur additional debt, if needed.

In addition, if our credit ratings were downgraded, our capacity to raise capital in the international capital markets could be impaired, in terms of access and cost.  Although following recent downgrades in our long-term debt we have successfully tapped the capital markets in several instances, we can give no assurance regarding our ability to raise capital in the international capital markets on a timely basis or at all, or at interest rates acceptable to us.

Furthermore, market conditions may make it more difficult to renew our unused bilateral credit facilities, 24% of which as of December 31, 2011 are scheduled to mature prior to December 31, 2012.  Finally, the current financial situation may also make it more difficult and costly for us to raise additional equity capital.

Risks Relating to Our Industry

We operate in a highly regulated industry, which could adversely affect our businesses, and we depend on government concessions.

As a multinational telecommunications company that operates in regulated markets, we are subject to different laws and regulations in each of the jurisdictions in which we provide services.  Such laws and regulations are promulgated and enforced to varying degrees by supranational regulators such as the European Union and national, state, regional and local authorities.  Regulation is particularly strict in the markets of those countries in which we hold a significant market position.  In this respect, regulatory authorities regularly intervene in the retail and wholesale offering and pricing of our products and services and throughout 2011 generally placed downward pressure on wholesale and retail voice rates, roaming rates, termination rates and SMS messaging rates.  Additional regulations could require us to further reduce roaming prices and termination rates in mobile and/or fixed line networks, require us to offer access to our network to other operators and result in the imposition of fines if we fail to fulfill our service commitments.  Such regulations and regulatory actions could place significant competitive and pricing pressure on our operations, and could have a material adverse effect on our business, financial condition, results of operations and cash flow.

We provide most of our services under licenses, authorizations and concessions and, as such, are substantially dependent upon them.  Regulatory authorities may adopt further regulations or take additional actions that could adversely affect us, including revocation of or failure to renew any of our licenses, authorizations or concessions, implementation of changes to the spectrum allocated to us or the granting or new licenses, authorizations or concessions to our competitors to offer services in the relevant markets.  While we pursue license renewals to the extent provided by their contractual terms, we cannot guarantee that we will always complete this process successfully or on beneficial terms for us. In many cases we must satisfy certain obligations, including, among others, minimum specified quality standards, service and coverage conditions and capital investment thresholds in order to qualify for renewal.  Failure to comply with these obligations could result in the imposition of fines or even revocation or forfeiture of the license, authorization or concession.

In addition, because we hold a leading market share in many of the counties where we operate, we could face regulatory actions by antitrust or competition authorities.  These authorities could prohibit us from taking further actions such as making further acquisitions or continuing to engage in particular practices or impose fines or other penalties on us, which, if significant, could result in loss of market share and harm to our financial performance and future growth.

For further information regarding the matters discussed above and other aspects of the regulatory environments in which our businesses operate, see “Item 4. Information on the Company—Business Overview—Regulation.”

We operate in highly competitive markets and the industry in which we operate is subject to rapid technological changes, which requires us to continuously adapt to such changes and to upgrade our existing networks.

We operate in markets that are highly competitive and subject to constant technological development. Therefore, we are subject to the effects of actions by competitors in these markets and rely on our ability to anticipate and adapt to constant technological changes taking place in the industry.  To compete effectively with our competitors, we need to successfully market our products and services and respond to both commercial actions by competitors and other competitive factors affecting these markets, anticipating and adapting promptly to technological changes, changes in consumer preferences and general economic, political and social conditions. Failure to do so effectively could have an adverse impact on our business, results of operations and financial condition. See “Item 4. Information on the Company—Business Overview—Competition.”

New products and technologies arise constantly while the development of existing products and technologies can render obsolete the products and services we offer and the technologies we use. This can force us to investment in the development of new products, technology and services so that we can continue to compete effectively with current or future competitors.  Such investments can reduce the revenue margins we obtain. In this respect, margins from traditional voice and data business are shrinking, while new sources of revenues are arising from mobile Internet.  One technology that telecommunications operators, including us (in Spain and Latin America), are focused on is the new FTTx-type network, which offers broadband access using optical fiber with superior services, such as high speed Internet and HD television services. However, significant investment is required to deploy these networks, which entails fully or partially substituting the copper wire with fiber optic cables. Currently, minimal demand for the capabilities offered by these new networks to end users could make it difficult to quantify the return on investment and justify the high investment. In addition, many of these networks upgrade tasks and the ability to offer new products or services are not entirely under our control and may be affected by applicable regulations.

Spectrum capacity may become a limiting and costly factor.

Our mobile operations in a number of countries may rely on spectrum availability.  Failure to obtain sufficient or adequate spectrum coverage and the costs related to obtaining this capacity could have a material adverse impact on the quality of our services, on our ability to provide new services and on our cash flow, adversely affecting our business, financial condition and results of operations.  For further information regarding the matters discussed above and other aspects of the regulatory environments in which our businesses operate, see “Item 4. Information on the Company—Business Overview—Regulation—Licenses and Concessions.”

Our business could be adversely affected if our suppliers fail to provide necessary equipment and services on a timely basis.

As a mobile and fixed telephony operator and provider of telecommunications services and products, we like other companies in the industry we depend upon a small number of major suppliers for essential products and services, mainly network infrastructure and mobile handsets.  These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. If these suppliers fail to deliver products and services on a timely basis, it could jeopardize our network deployment and expansion plans, which could adversely affect our ability to satisfy our license terms and requirements and have a material, adverse effect on our businesses, results of operations and financial condition.

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

Currently, there is significant public concern regarding alleged potential effects of electromagnetic fields emitted by mobile telephones and base stations on human health.  This concern has caused certain governments and administrations to take measures that have hindered the deployment of the infrastructure necessary to ensure quality of service and has affected the deployment criteria of new networks.

In May 2011, the specialized body of the World Health Organization for research on cancer (IARC) classified electromagnetic fields of mobile telephony as “possibly carcinogenic,” a classification which also includes products such as coffee and pickled foods. The World Health Organization subsequently indicated, in fact sheet no. 193, published in June 2011, that to date it cannot be confirmed that the use of a mobile telephone has adverse effects on health, although it also announced that in 2012 an official assessment of this risk will be conducted, taking into account all scientific evidence available.

We have devised plans to help assure compliance with codes of good practices and relevant regulations in the various countries in which we operate.  Nevertheless, this concern may affect our ability to capture or retain customers, may discourage the use of the mobile telephone and may result in the adoption of new measures by governments or any other regulatory interventions, any of which could materially and adversely affect our business, results of operations and financial condition.

Developments in the telecommunications sector have resulted, and may in the future result, in substantial write-downs of the carrying value of certain of our assets.

We review on an annual basis or more frequently where the circumstances require, the value of each of our assets and cash generating units to assess whether their carrying values can be supported by the future cash flows expected to be derived from such assets and cash generating units, considering in some cases synergies included in their acquisition costs.  Changes in the regulatory, business, economic or political environment may result in the necessity of recognizing impairment charges on our goodwill, intangible assets or fixed assets.

Although the recognition of impairments of tangible, intangible and financial assets result in a non-cash charge on the income statement, such charge would adversely affect our results of operations and consequently, our ability to achieve our growth targets.  For example, we have faced several corrections regarding the value of certain of our assets that have impacted our results of operations for the year in which the corrections were made. In 2011, an impairment loss was recognized on our stake in Telco, S.p.A., which, among other effects, resulted in a negative impact of €620 million, reducing the value of our stake in Telecom Italia, S.p.A. This value is evaluated at each reporting date for indications of impairment losses.

Other Risks

We are involved in disputes and litigation with regulators, competitors and third parties.

We are party to lawsuits and other legal, regulatory and antitrust proceedings in the ordinary course of our business, the final outcome of which is generally uncertain.  An adverse outcome in, or any settlement of, these or other proceedings that may be asserted in the future may have a material adverse effect on our business, financial condition, results of operations and cash flow.

For a more detailed description of current legal proceedings, see “Item 8. Financial Information—Legal Proceedings.”

Item 4.                      Information on the Company

A.           History and Development of the Company

Overview

Telefónica, S.A., is a corporation duly organized and existing under the laws of the Kingdom of Spain, incorporated on April 19, 1924.  We are:

•	a diversified telecommunications group which provides a comprehensive range of services through one of the world’s largest and most modern telecommunications networks;

•	focused on providing telecommunications services; and

•	present principally in Europe and Latin America.

The following significant events occurred in 2011:

•
On January 23, 2011, Telefónica and China Unicom signed an extension to their strategic alliance agreement, pursuant to which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas and committed to investing the equivalent of $500 million in ordinary shares of the other party toward the alliance. On January 28, 2011, China Unicom completed its acquisition of Telefónica shares, resulting in its ownership of 1.37% of our outstanding share capital. Likewise, on September 9, 2011, we completed our acquisition of China Unicom shares. As a consequence of this acquisition, we are the owner of approximately 9.6% of China Unicom’s ordinary share capital.

•
On March 25, 2011, pursuant to a corporate restructuring of our subsidiaries in Brazil, Telecomunicações de São Paulo S.A. – Telesp (“Telesp”) and Vivo Participaçoes, S.A., (“Vivo”), the Board of Directors of both companies approved the terms and conditions for a merger of shares, by which the totality of Vivo’s shares were merged into Telesp. Former Vivo shareholders received 1.55 new shares of Telesp in exchange for each Vivo share.

•
On July 7, 2011, Telefónica de España, S.A.U. agreed with certain Spanish labor unions to the terms of a redundancy plan affecting up to 6,500 jobs. The redundancy plan was approved by the Spanish labor authorities on July 14, 2011.

•
On July 29, 2011, Telefónica Móviles España, S.A.U. submitted a winning bid for 5 frequency blocks, giving the company access to spectrum in all bands assigned to mobile services. The total cost of the spectrum blocks amounted to €842 million, with payment distributed over two years (€441 million was paid in 2011 and the remaining amount will be paid in the second quarter of 2012).

•	On September 5, 2011, the Executive Commission of our Board of Directors approved a new organizational structure, the principal features of which include:

(i)	the creation of a new business unit, Telefónica Digital, headquartered in London and headed by Mathew Key, who previously headed Telefónica Europe;

(ii)
the configuration of two large geographical blocks: Europe (including operations in Spain) and Latin America. José María Álvarez-Pallete, former head of Telefónica Latin America, oversees Europe, while Santiago Fernández Valbuena, previously General Manager of Strategy, Finance and Corporate Development, is in charge of Latin America; and

(iii)	the creation of a Global Resources operating unit overseen by Guillermo Ansaldo, former head of Telefónica Spain.

Business areas

Throughout 2011, we followed our historical regional, integrated management model based on three business areas by geographical market and integrated fixed line and mobile businesses in Spain, Latin America and the rest of Europe.

•	Telefónica Spain: oversees the fixed and mobile telephony services, broadband, internet, data, broadband TV, value added services operations and their development in Spain.

•	Telefónica Latin America: oversees the fixed and mobile telephony services, broadband, internet, data, broadband TV, value added services operations and their development in Latin America.

•
Telefónica Europe: oversees the fixed and mobile telephony services in the United Kingdom, Germany, Ireland, the Czech Republic and Slovakia.  Also includes Telefónica International Wholesale Services (TIWS) and Telefónica North America (TNA), whose activities are primarily focused on the provision of services to multinationals as well as the provision of global wholesale telecommunications services to international fixed and mobile voice operators, ISPs and content providers.

We are also involved in the media and contact center segments through Telefónica de Contenidos and Atento, respectively.

For comparative purposes, the presentation of 2010 and 2009 results for Telefónica International Wholesale Services (TIWS) and Telefónica North America (TNA), each formerly consolidated within Telefónica Latin America during those years, has been revised to present such results as consolidated within Telefónica Europe since January 1, 2011.

On September 5, 2011, the Executive Committee of Telefónica’s Board of Directors approved a new organizational structure with the aim of reinforcing our growth strategy, actively participating in the digital world and capturing the opportunities afforded by our global scale and industrial alliances. We intend to implement this structure throughout 2012 and report our results of operations pursuant to this new structure beginning with our annual report for the year ended December 31, 2012.

The following chart shows the organizational structure of the principal subsidiaries of the Telefónica Group at December 31, 2011, including their jurisdictions of incorporation and our ownership interest.  For further detail, see Exhibit 8.1 to this Annual Report.

DECEMBER 31, 2011

TELEFÓNICA
TELEFÓNICA SPAIN
Telefónica de España (Spain) 100%
Telefónica Móviles España (1) (Spain) 100%
Telyco (Spain) 100%
Telefónica Serv. de Inf y Com. de España (Spain) 100%
Telefónica Telecomunicaciones Públicas (Spain) 100%
TELEFÓNICA LATIN AMERICA
Telefónica Brasil (Brazil) (2) 73.92%
Vivo (Brazil) (5) 73,92%
Telefónica del Perú (Peru) 98.33%
Telefónica Móviles Perú (5) (Peru) 99.99%
Telefónica de Argentina) (Argentina) 100%
Telefónica Móviles Argentina (Argentina) 100%
Colombia Telecom (Colombia) 52,03%
TEM Colombia (Colombia) (5) 100%
Telefónica Chile (Chile) (5) 97,89%
Telefónica Móviles Chile (Chile) (5) 99,99%
Telefónica Venezolana (5) (Venezuela) 100%
Telefónica Móviles Mexico (Mexico) 100%
Terra Networks Brasil (Brazil) 100%
Telefónica Móviles El Salvador (El Salvador) 99,18%
Telefónica Datacorp (Spain) 100%
Otecel (Ecuador) 100%
Wayra Investigacion y Desarrollo, S.L. (Spain) 100%
TEM Guatemala (Guatemala) 99.98%
Telefónica Costa Rica (Costa Rica) 100%
Telefonía Celular Nicaragua (Nicaragua) 100%
Telefónica Móviles del Uruguay (Uruguay) 100%
Terra Networks Mexico (Mexico) 99,99%
TEM Panamá (Panamá) 100%
TELEFÓNICA EUROPE
Telefónica Czech Republic (Czech Republic) 69,41%
Telefónica U.K. Ltd. (U.K.) (5) 100%
T. Germany GmbH & Co. (Germany) (5) 100%
T. Ireland Ltd. (Ireland) (5) 100%
Telefónica (4) International Wholesale Services II and subsidiaries (Spain) 100%
Telefónica (3) International Wholesale Services and subsidiaries (Spain) 100%
OTHERS
Telefónica de Contenidos (Spain) 100%
Atento Inv. y T. and subsidiaries (Spain) 100%
Atco (Argentina) 100%
Telefónica Gestión de Servicios Compartidos and subsidiaries (Spain) 100%
Telefónica Europe (The Netherlands) 100%
Telefónica Emisiones (Spain) 100%

(1)	Ownership in Telefónica Móviles España, S.A.U. is held directly by Telefónica, S.A.
(2)	91.76% representing voting interest.
(3)	Ownership in Telefónica International Wholesale Services, S.L. is held 92.51% by Telefónica, S.A. and 7.49% by Telefónica Datacorp, S.A.U.
(4)	Ownership in O2 (Europe) Ltd. (U.K.) is held directly by Telefónica, S.A.
(5)	Companies held indirectly.
(6)	Ownership in TIWS II is held directly by Telefónica, S.A.

Telefónica, S.A., the parent company of the Telefónica Group, also operates as a holding company with the following objectives:

•	coordinate the Group’s activities;

•	allocate resources efficiently among the Group;

•	provide managerial guidelines for the Group;

•	manage the Group’s portfolio of businesses;

•	foster cohesion within the Group; and

•	foster synergies among the Group’s subsidiaries.

Our principal executive offices are located at Distrito Telefónica, Ronda de la Comunicación, s/n, 28050 Madrid, Spain, and our registered offices are located at Gran Vía, 28, 28013 Madrid, Spain.  Our telephone number is +34 900 111 004.

Capital Expenditures and Divestitures

Our principal capital expenditures during the three years ended December 31, 2011 consisted of additions to property, plant and equipment and additions to intangible assets, including spectrum.  In 2011, 2010 and 2009, we made capital expenditures of €10,224 million, €10,844 million and €7,257 million, respectively.

Year ended December 31, 2011

Capital expenditures in 2011 declined 5.7% compared with 2010. Capital expenditures in 2011 include the cost of spectrum in Spain, Brazil, Costa Rica and Colombia, amounting to €1,296 million. In Spain there were significant investments in the fixed line business, including investments in broadband to continue the localized roll-out of fiber optics, TV and data services for large corporate customers, as well as the maintenance of the traditional business. Investment in the mobile business was principally directed toward improving third generation (3G) network capability. Investments in Latin America were focused  mainly on the mobile business, mostly in the expansion of coverage and on 3G and GSM network capacity.  In the fixed line business, network and plant upgrades and investment in broadband accounted for the bulk of the investment. Investment in Europe continued to be focused on improving capacity and coverage of the mobile networks in the United Kingdom and Germany as well as the broadband business, primarily in the Czech Republic and Germany.

Year ended December 31, 2010

Our capital expenditures increased 49.4% to €10,844 million in 2010 compared with €7,257 million in 2009, mainly as a result of the acquisition of spectrum in Germany (€1,379 million) and Mexico (€1,237 million) and the full consolidation in the fourth quarter of 2010 of Vivo.  Excluding such spectrum acquisitions, capital expenditures growth would have been 13.4%.  Our investments in Spain were directed toward further developing the fixed broadband business with a selective roll-out of fiber optics, Imagenio and data services for large corporate customers and expanding mobile third generation, or 3G, offerings.  In Latin America, capital expenditures were directed toward the transformation of the fixed telephony business and continuing to expand coverage and capacity of 3G and GSM networks in our mobile telephony business.  In Europe, capital expenditures were directed toward improving the capacity and coverage of our mobile networks and greater investments in the ADSL business.

Year ended December 31, 2009

Our capital expenditures decreased 13.6% to €7,257 million in 2009 compared with €8,401 million in 2008, mainly as a result of investment containment in our three regions of activity. Our investments in Spain were directed toward further developing the broadband business and expanding 3G.  In Latin America capital expenditures were directed toward satisfying increased customer demand in broadband and pay TV and increasing coverage and capacity of our second generation, or GSM, and mobile 3G networks.  In Europe capital expenditures were directed toward expanding the mobile 3G network coverage, developing the broadband business and undertaking IT projects.

Financial Investments and Divestitures

Our principal financial investment in 2011 was the extension of our strategic partnership agreement with China Unicom, which extension was executed on January 23, 2011. Telefónica acquired through its subsidiary, Telefónica Internacional, S.A.U., a number of China Unicom shares for consideration totaling $501 million in the aggregate (€358 million at each acquisition date) from third parties during the nine months following the execution of the extension. Following the completion of the transaction, Telefónica holds, through Telefónica Internacional, S.A.U., approximately 9.57% of China Unicom’s voting share capital.

Our principal financial investments in 2010 relate to the acquisition of 50% of Brasilcel, N.V. (“Brasilcel”) (approximately €7,500 million), the acquisition of HanseNet (approximately €275 million) and the acquisition of a 22% stake in D.T.S, Distribuidora de Televisión Digital, S.A. (approximately €488 million).  Our principal divesture in 2010 was the reduction of our stake in Portugal Telecom S.G.P.S., S.A. (“Portugal Telecom”) by 7.98%, resulting in cash inflow of €631 million, though we retained a certain amount of economic exposure to fluctuations in the value of Portugal Telecom’s shares through the use of derivative instruments.

Our principal financial investment in 2009 was the acquisition of an additional stake in China Unicom (Hong Kong) Limited (“China Unicom”) (approximately $1,000 million as a consequence of a mutual share exchange).  Our principal divestiture in 2009 was the sale of Medi Telecom (€400 million) as described above.

Public Takeover Offers

Not applicable.

Recent Developments

The principal events that have occurred since December 31, 2011 are set forth below:

On February 21, 2012, Telefónica de Contenidos, S.A.U., a Telefónica wholly-owned company, reached an agreement with Abertis Telecom, S.A. to sell the 13.23% stake of Hispasat S.A. owned by Telefónica de Contenidos, S.A.U. in exchange for  €124 million to be received in cash upon the closing of the transaction. The closing of the transaction is subject, among other conditions, to the approval of the Council of Ministers.

For information related to our significant financing transactions completed in 2011 and through the date of this Annual Report, see “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Anticipated Sources of Liquidity.”

B.     Business Overview

We are one of the world’s leading mobile and fixed communications services providers. Our strategy is to become the leader in the new digital world and transform its possibilities into reality.

Against this backdrop, and with the aim of reinforcing our growth story, actively participating in the digital world and maximizing opportunities afforded by our scale and industrial alliances, in September 2011 we approved a new organizational structure for the Telefónica group. This new structure, which we expect to become fully operational in 2012, is organized as follows:

This new organizational structure is aimed toward reinforcing our place in the digital world, enabling us to tap growth opportunities, drive innovation, strengthen our product and services portfolio and maximize advantages afforded by our large customer bases in an increasingly connected world. In addition, the creation of our Global Resources operating unit is aimed toward driving the profitability and sustainability of the business by leveraging economies of scale and driving Telefónica’s transformation into a fully global group.

Telefónica Europe’s and Telefónica Latin America’s objective is to shore up the results of the business and generate sustainable growth through available capacity, backed by the global corporation. Our three historical segments, Telefónica Spain, Telefónica Europe and Telefónica Latin America, have been maintained for purposes of this annual report because the organizational change was approved in September 2011, and we expect to implement it throughout the course of 2012.

Our growth strategy for the next few years is geared towards:

•	Improving the customer experience in order to continue increasing our number of accesses;

•	Promoting growth:

o	Boosting the penetration of smartphones in our markets in order to accelerate the growth of mobile data usage;

o	Reinforcing our competitive position in the fixed line business with a focus on broadband, offering faster speeds, bundled offers and full IP voice and video services;

o	Leveraging growth opportunities arising from an increasingly digital environment (e.g. video, OTT, financial services, cloud computing eHealth and media);

•	Continuing efforts to transform our operating model:

o	Increasing network capacity in key markets through technological advances or acquisitions of spectrum;

o	Focusing on the IT area to accelerate the transformation;

o	Proceeding towards becoming an international digital and online service provider group;

•	Maximizing economies of scale to boost efficiency.

We have operations in Spain, the United Kingdom, Germany, the Czech Republic, Ireland and Slovakia in Europe, as well as Mexico, several countries in Central America, Brazil, Venezuela, Colombia, Peru, Argentina, Chile, Uruguay and Ecuador.

We also have an industrial alliance with Telecom Italia and a strategic alliance with China Unicom, in which we increased our stake to 9.6% of its voting share capital in 2011. In addition, we rolled out our “Partners Program” in 2011 with the objective of unlocking the value of our scale. Three operators have already signed up for this program (Bouygues, Etisalat and Sunrise). This initiative makes a host of services available to selected operators under commercial terms that allow the partners to leverage our scale and foster cooperation in key business areas (e.g. roaming, services to multinationals, procurement and handsets).

2011 Highlights

The amount of cash flow available for distribution to Telefónica, S.A. shareholders, to protect solvency levels (financial debt and commitments) and to accommodate strategic flexibility at December 31, 2011 amounted to €9,270 million up 9.5% from 2010, while we maintained strong investment objectives amid an adverse economic environment.

Growth in accesses remained strong (7%), driven by an 8.4% increase in mobile accesses.

Also noteworthy was the sharp growth of our data business, thanks to increasing mobile broadband penetration, accounting for 16% of our mobile access base in 2011, up from 11% in 2010.

Meanwhile, revenues grew 3.5%, with Telefónica Latin America as the Group’s main growth driver, contributing 6.4 percentage points to consolidated revenue growth (excluding the effects of foreign exchange-rates and Venezuela being considered a hyperinflationary economy) and representing 47% of our consolidated revenue and 54% of OIBDA.

Investment remained at high levels (€10,224 million of capital expenditures, including €1,296 million of spectrum acquisitions in Spain, Brazil, Costa Rica and Colombia), aimed at future growth.

Total Group Accesses

	At December 31,			Percent Change
	2009	2010	2011	2009 vs. 2010	2010 vs. 2011
	(in thousands)
Fixed telephony accesses(1)	40,606.0	41,355.7	40,119.20	1.8%	(3.0)%
Internet and data accesses	15,082.5	18,611.4	19,134.2	23.4%	2.8%
Narrowband accesses	1,427.5	1,314.1	909.2	(7.9)%	(30.8)%
Broadband accesses(2)	13,492.6	17,129.6	18,066.3	27.0%	5.5%
Other accesses(3)	162.4	167.8	158.7	3.3%	(5.4)%
Mobile accesses	202,332.5	220,240.5	238,748.6	8.9%	8.4%
Pre-pay accesses	142,806.6	151,273.9	162,246.9	5.9%	7.3%
Contract accesses	59,525.9	68,966.6	76,501.7	15.9%	10.9%
Pay TV accesses(4)	2,489.2	2,787.4	3,309.9	12.0%	18.7%
Final clients accesses	260,510.2	282,994.9	301,311.8	8.6%	6.5%
Unbundled local loop accesses	2,206.0	2,529.2	2,928.7	14.7%	15.8%
Shared UL accesses	447.7	264.0	205.0	(41.0)%	(22.3)%
Full UL accesses	1,758.3	2,265.3	2,723.7	28.8%	20.2%
Wholesale ADSL accesses(5)	463.4	687.4	849.3	48.3%	23.6%
Other accesses(6)	1,426.0	1,420.7	1,518.0	(0.4)%	6.8%
Wholesale accesses	4,095.3	4,637.4	5,296.0	13.2%	14.2%
Total accesses	264,605.5	287,632.3	306,607.8	8.7%	6.6%

(1)	PSTN (including public use telephony) x1; ISDN basic access x1; ISDN primary access; 2/6 access x30. Includes our accesses for internal use. It also includes VoIP and naked ADSL accesses.

(2)	Includes ADSL, satellite, fiber optic, cable modem and broadband circuits.

(3)	Includes remaining non-broadband retail circuits.

(4)	Includes accesses by 153 thousand TVA clients at June 2011.

(5)	Includes unbundled lines rented by Telefónica Germany.

(6)	Includes circuits for other operators. Includes Wholesale Rental of Telephone Access in Spain.

As the preceding chart illustrates, we managed to capture market growth in terms of accesses despite the economic downturn, the negative impact of regulatory developments and stiff competition.

Our strategy is predicated on capturing growth in our markets and particularly on attracting high-value customers. This strategy led to a 7% increase in total accesses during 2011, driven primarily by the mobile business, with growth in mobile broadband and higher penetration of contract accesses. Total mobile broadband customers stood at 38 million at December 31, 2011, representing a 16% penetration of our total mobile access base.

At December 31, 2011, we held significant direct and indirect non-controlling stakes (of over 5% in all cases) in the following listed telecommunications companies: China Unicom, Telecom Italia, S.p.A., Zon Multimedia, S.p.A. and Hispasat, S.A. As of the date of this Annual Report, we have reached an agreement to sell our stake in Hispasat, S.A. and our interest in Zon Multimedia, S.p.A. was reduced below 5%.

Group Results of Operations

A summary of our results of operations for 2009, 2010 and 2011 and certain consolidated revenue and expense items as a percentage of revenues for the periods indicated is shown below.

	Year ended December 31						Percent Change
	2009		2010		2011		2009 vs. 2010		2010 vs. 2011
	Total	% of revenues	Total	% of revenues	Total	% of revenues	Total	%	Total	%
	(in millions of euro, except percentages)
Revenues	56,731	100.0%	60,737	100.0%	62,837	100.0%	4,006	7.1%	2,100	3.5%
Other income	1,645	2.9%	5,869	9.7%	2,107	3.4%	4,224	256.7%	(3,762)	(64.1)%
Supplies	(16,717)	(29.5)%	(17,606)	(29.0)%	(18,256)	(29.1)%	(889)	5.3%	(650)	3.7%
Personnel expenses	(6,775)	(11.9)%	(8,409)	(13.8)%	(11,080)	(17.6)%	(1,633)	24.1%	(2,671)	31.8%
Other expenses	(12,281)	(21.6)%	(14,814)	(24.4)%	(15,398)	(24.5)%	(2,532)	20.6%	(585)	3.9%

Operating income before depreciation and amortization (OIBDA)(1)	22,603	39.8%	25,777	42.4%	20,210	32.2%	3,175	14.0%	(5,567)	(21.6)%
Depreciation and amortization	(8,956)	(15.8)%	(9,303)	(15.3)%	(10,146)	(16.1)%	(347)	3.9%	(843)	9.1%
Operating income	13,647	24.1%	16,474	27.1%	10,064	16.0%	2,827	20.7%	(6,410)	(38.9)%
Share of profit (loss) of associates	47	0.1%	76	0.1%	(635)	(1.0)%	28	59.8%	(711)	(940.3)%
Net financial expense	(3,307)	(5.8)%	(2,649)	(4.4)%	(2,941)	(4.7)%	658	(19.9)%	(292)	11.0%
Corporate income tax	(2,450)	(4.3)%	(3,829)	(6.3)%	(301)	(0.5)%	(1,378)	56.2%	3,527	(92.1)%
Profit for the year from continuing operations	7,937	14.0%	10,072	16.6%	6,187	9.8%	2,135	26.9%	(3,885)	(38.6)%
Profit after taxes from discontinued operations	-	-	-	-	-	-	-	-	-	-
Profit for the year	7,937	14.0%	10,072	16.6%	6,187	9.8%	2,135	26.9%	(3,885)	(38.6)%
Non-controlling interests	(161)	(0.3)%	95	0.2%	(784)	(1.2)%	256	(158.9)%	(879)	(925.5)%
Profit for the year attributable to equity holders of the parent	7,776	13.7%	10,167	16.7%	5,403	8.6%	2,392	30.8%	(4,765)	(46.9)%

(1)
For a reconciliation of OIBDA to operating income, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Presentation of Financial Information—Non-GAAP financial information—Operating income before depreciation and amortization.”

Year ended December 31, 2011 compared with year ended December 31, 2010

Consolidated results for the year ended December 31, 2011 reflect the consolidation of 100% of Vivo, effective October 1, 2010.  Before October 1, 2010, Vivo was consolidated at 50%.

Revenues

Revenues increased 3.5% in 2011 to €62,837 million. The full consolidation of Vivo had an impact of €2,396 million. Exchange rate effects and the impact of hyperinflation in Venezuela detracted 0.7 percentage points from revenue growth for the year. Excluding all these impacts, revenues would have been largely flat in 2011, with Latin America representing the largest share (47%) and making the largest contribution to growth.

Revenue growth in general was driven by the growth in the number of accesses, as average revenue per access for the Group fell principally due to decreases in average revenue per mobile access in Spain and the rest of Europe and widespread declines in the fixed line voice business. Excluding the impact of declines in interconnection tariffs, revenue growth was slightly more than one percentage point higher.

Other income

Other income for 2011 totaled €2,107 million and principally includes the proceeds from the disposal of non-strategic assets during the year, mainly in Latin America (€541 million), and the positive impact of the partial reduction in our economic stake in Portugal Telecom (€184 million). The decrease in other income compared with 2010 is mainly due to the recognition in 2010 of a capital gain arising from the re-measurement of the previously held investment in Brasilcel (€3,797 million) and gains on the sale of non-strategic assets and the sale of Manx (€260 million and €61 million, respectively). Other income in 2011 also reflects the impact of lower ancillary income.

Total expenses

Total expenses includes supplies, personnel expenses and other expenses (principally external services and taxes other than corporate income tax).  Total expenses do not include depreciation and amortization. Total expenses in 2011 were €44,734 million, up 9.6% compared with 2010. This increase was primarily due to the impact of our full consolidation of Vivo from October 2010 (€1,574 million) and the increase in personnel expenses due to the recognition in 2011 of €2,671 million of restructuring costs related to our labor force reduction plan in Spain. In 2010, personnel expenses included €658 million of costs stemming from the restructuring of workforces of several operating subsidiaries and €400 million in expenses recognized in relation to the Telefónica Foundation’s social program.

Excluding the aforementioned effects, growth in expenses slightly outpaced revenue growth due to:

•
Increased supplies expenses as a result of increased handset costs associated with growing smartphone adoption in all three regions.  Nevertheless, this effect was partially offset by lower mobile termination costs in all the regions.

•	Increased personnel expenses mainly due to our internalization of contractors in Brazil and wage growth linked to inflation in countries with high inflation rates.

•	Increased other expenses as a result of higher investment in customer care, increased commercial costs linked to higher activity and higher expenses associated with the deployment of the 3G network.

Operating income before depreciation and amortization (OIBDA)

As a result of the foregoing, OIBDA in 2011 decreased approximately 22% to €20,210 million from €25,777 million in 2010.

For a reconciliation of OIBDA to operating income, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Presentation of Financial Information—Non-GAAP financial information—Operating income before depreciation and amortization.”

Depreciation and amortization

Depreciation and amortization increased 9.1% in 2011 due to the full consolidation of Vivo and the amortization of certain assets in Vivo’s purchase price allocation (€336 million in 2011 compared with €84 million in 2010).

Operating income

As a result of the foregoing, operating income declined approximately 39% to €10,064 million in 2011 compared with €16,474 million in 2010. Excluding foreign exchange rate effects and the consideration of Venezuela as a hyperinflationary economy, operating income would have decreased by 38% in the year.

Share of profit (loss) of associates

Our share of loss of associates was €635 million in 2011, compared with a profit of €76 million in 2010.  The move to a loss during 2011 was due to the impact of the write-down by Telco SpA of its stake in Telecom Italia and the removal of Portugal Telecom from the scope of consolidation.

Net financial expense

Net financial expenses were €2,941 million for the year ended December 2011, an increase of 11% from the prior year. The increase was mainly driven by the following factors:

•
The increase in the average debt outstanding, along with fluctuations in interest rates and other financial operations, led to financial expenses of €263 million. The largest contributor was the 13% increase in average debt outstanding (to €56,351 million).

•	Foreign exchange gains and losses for the year ended December 31, 2011 increased financial expenses by €29 million.

The average cost of debt was 5.22%, which, adjusting for exchange rate differences, fell below 5% (4.91%). Net financial debt increased by €711 million in the year (to €56,304 million) at December 31, 2011.

Corporate income tax

Corporate income tax in 2011 amounted to €301 million (€3,829 million in 2010), on a profit before tax of €6,488 million. In 2011, deferred tax liabilities of €1,288 million (€952 million in profit for the year attributable to equity holders of the parent) recognized in the Vivo purchase price allocation were canceled as a result of the change in the tax value of certain assets following the merger of Telesp and Vivo Participaçoes, which became tax deductable under Brazilian tax regulations.

Non-controlling interests

Profit attributable to non-controlling interests subtracted €784 million from net profit in 2011, compared with a positive contribution to net profit for 2010 of €95 million attributable to non-controlling interests. This amount principally represented non-controlling interests’ share in the profits of Telefónica Brasil and in Telefónica Czech Republic. These impacts were partially offset by the non-controlling interests’ share of losses of Colombia Telecom in Colombia.

Profit for the year attributable to equity holders of the parent

As a result of the foregoing, profit for the year attributable to equity holders of the parent declined 46.9% to €5,403 million for 2011 compared with €10,167 million in 2010.

Year ended December 31, 2010 compared with year ended December 31, 2009

Revenues

Revenues increased 7.1% to €60,737 million in 2010 compared with €56,731 million in 2009. Excluding foreign exchange-rate effects and the consideration of Venezuela as a hyperinflationary economy, revenues would have increased by 4.9% in 2010 compared with 2009.

Other income

Other income amounted to €5,869 million in 2010, up from €1,645 million in 2009. In 2010, other income included a €3,797 million capital gain arising from the positive impact of re-measuring the previously held investment in Vivo at the acquisition date of the 50% stake of Brasilcel held by Portugal Telecom. Other income in 2009 included a €220 million gain on the sale of the stake in Medi Telecom.

Total expenses

Total expenses, which includes supplies, personnel expenses and other expenses (mainly external services and taxes other than corporate income tax), rose 14.1% to €40,829 million in 2010 from €35,773 million in 2009. Total expenses do not include depreciation and amortization. This increase was caused by the recognition of non-recurring restructuring costs of €1,262 million in the second half of 2010, stemming primarily from the restructuring of the workforces of several companies (€658 million) and firm commitments related to the Telefónica Foundation's social program (€400 million, €280 million of which was recognized by Telefónica, S.A. and the remainder by Telefónica Latin America). Excluding foreign exchange rate effects and the consideration of Venezuela as a hyperinflationary economy, total expenses would have increased by 11.1% in 2010 compared to 2009.

Supplies

Supplies increased 5.3% to €17,606 million in 2010 compared to €16,717 million in 2009.  Supplies, excluding foreign exchange rate effects and the consideration of Venezuela as a hyperinflationary economy, would have increased by 3.1% from 2009 to 2010. This variance was mainly the result of lower mobile termination expenses in Telefónica Spain, which offset the increase in demand for terminals in our three geographic regions.

Personnel expenses

Personnel expenses increased 24.1% to €8,409 million in 2010 compared to €6,775 million in 2009.  Personnel expenses, excluding foreign exchange-rate effects and the consideration of Venezuela as a hyperinflationary economy, would have increased by 20.5% from 2009 to 2010. The increase was primarily due to restructuring of the workforces of several Group companies. In the third quarter of the year, €202 million was recognized, principally for restructuring expenses booked in Germany. The increase was also affected by the reassessment of estimates made in years prior to 2009 of employee obligations, capitalized as a decrease in costs, relating primarily to Telefónica Spain.

Other expenses

Other expenses increased 20.6% to €14,814 million in 2010 from €12,281 million in 2009.  Other expenses, excluding foreign exchange-rate effects and the consideration of Venezuela as a hyperinflationary economy, would have increased by 16.8% in 2010. This increase was mainly the result of increased commercial efforts in all three segments and higher network management and systems costs in Telefónica Latin America. This item also included firm commitments related to the Telefónica Foundation's social program (€400 million).

Operating income before depreciation and amortization (OIBDA)

As a result of the foregoing, OIBDA amounted to €25,777 million in 2010.

For a reconciliation of OIBDA to operating income, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Presentation of Financial Information—Non-GAAP financial information—Operating income before depreciation and amortization.”

Depreciation and amortization

Depreciation and amortization increased 3.9% to €9,303 million in 2010 from €8,956 million in 2009. Excluding foreign exchange rate effects and the consideration of Venezuela as a hyperinflationary economy, depreciation and amortization would have increased by 1.6% from 2009 to 2010, principally driven by  Telefónica Latin America and Telefónica Europe depreciation and amortization increases. Amortization includes the amortization recognized in the fourth quarter of 2010 related to certain assets acquired as part of the purchase price allocation of Vivo (€84 million).

Operating income

As a result of the foregoing, operating income increased 20.7% to €16,474 million in 2010 from €13,647 million in 2009. Excluding foreign exchange rate effects and the consideration of Venezuela as a hyperinflationary economy, operating income would have increased by 22.4% in the year.

Share of profit (loss) of associates

The share of profit of associates in 2010 amounted to €76 million, 61.7% higher than in 2009 due mainly to improved results from our stake in Telco, S.p.A.

Net financial expense

Net financial expense decreased by 20% in 2010 to €2,649 million. The effect derived from the consideration of Venezuela as a hyperinflationary economy resulted in a reduction in net financial expense of €521 million in 2010. Excluding such effect, the decrease in 2010 is largely explained by the following:

•	Changes in accumulated foreign exchange gains and losses at December 31, 2010 from the year before, which resulted in lowering expenses by €172 million.

•
The drop in interest rates in the year and changes in the present value of the obligations arising from redundancy programs and other financial transactions, which combined to reduce costs by €410 million. The change in the volume of debt, however, led to an increase in finance costs of €254 million. The net impact of these factors was a €156 million decrease in costs in 2010.

•
The €191 million expense corresponding to the adjustment of the value of our investment in BBVA to its fair value from equity to financial results. This interest continues to be recognized as an available for sale financial asset.

Net financial expenses at December 31, 2010 (excluding the aforementioned €191 million expense) amounted to €2,458 million, representing 4.9% of average total debt of €49,999 million.

Corporate income tax

Corporate income tax increased to €3,829 million in 2010 compared with €2,450 million in 2009 (an increase of 56.2%), affected by the reassessment of the value of recognized tax assets in Colombia in the amount of €864 million. In addition, a tax effect of €321 million was recognized deriving from the re-measurement of the previously held investment in Vivo Participaçoes at the date of acquisition of the 50% stake of Brasilcel held by Portugal Telecom. The increase in corporate income tax was  partially offset by  tax credits generated in Mexico and Terra Brazil totaling €138 million, which are based on the expected taxable income to be generated by those companies.

Non-controlling interests

Results attributable to non-controlling interests amounted to a positive €95 million in 2010, compared with a negative €161 million in 2009, mainly caused by the non-controlling interests’ share of losses of Colombia Telecom, which increased after the reassessment of the value of recognized tax assets mentioned above, and which more than offset the non-controlling interests’ share of the profits of Vivo, Telesp, and Telefónica Czech Republic.

Profit for the year attributable to equity holders of the parent company

As a result of the foregoing, profit for the year attributable to equity holders of the parent increased by 30.7% to €10,167 million in 2010 from €7,776 million in 2009.

Segment Results

In the comparison below of our results of operations, we have provided certain comparisons at constant exchange rates in order to present an analysis of the development of our results of operations from year-to-year without the effects of currency fluctuations.  To make such comparisons, we have converted into euro certain financial items for the relevant year using the prior year’s average exchange rate.  We refer to such comparisons as being made “excluding foreign exchange rate effects.”

We also make certain comparisons on a local currency basis.  To make comparisons on a local currency basis, we compare financial items in the relevant local currency for the periods indicated as recorded in the relevant local currency for such periods.

							Percent Change
	Year ended December 31,						2009 vs. 2010		2010 vs. 2011
	2009	%	2010	%	2011	%	Reported	Excl. FX(1)	Reported	Excl. FX(1)
	(in millions of euro, except percentages)
Revenues	56,731		60,737		62,837		7.1%	4.9%	3.5%	4.2%
Telefónica Spain	19,703	34.7%	18,711	30.8%	17,284	27.5%	(5.0)%	(5.0)%	(7.6)%	(7.6)%
Telefónica Europe	13,954	24.6%	15,724	25.9%	15,524	24.7%	12.7%	10.1%	(1.3)%	(1.0)%
Telefónica Latin America	22,709	40.0%	25,756	42.4%	29,237	46.5%	13.4%	10.0%	13.5%	15.1%
OIBDA	22,603		25,777		20,210		14.0%	13.0%	(21.6)%	(21.2)%
Telefónica Spain	9,757	43.2%	8,520	33.1%	5,072	25.1%	(12.7)%	(12.7)%	(40.5)%	(40.5)%
Telefónica Europe	3,999	17.7%	4,080	15.8%	4,233	20.9%	2.0%	(0.6)%	3.8%	3.7%
Telefónica Latin America	9,041	40.0%	13,713	53.2%	10,941	54.1%	51.7%	50.6%	(20.2)%	(19.4)%
OIBDA Margin	39.8%		42.4%		32.2%
Telefónica Spain	49.5%		45.5%		29.3%
Telefónica Europe	28.7%		25.9%		27.3%
Telefónica Latin America	39.8%		53.2%		37.4%
Operating income	13,647		16,474		10,064		20.7%	22.4%	(38.9)%	(38.1)%
Telefónica Spain	7,617	55.8%	6,511	39.5%	2,984	29.7%	(14.5)%	(14.5)%	(54.2)%	(54.2)%
Telefónica Europe	1,011	7.4%	879	5.3%	1,116	11.1%	(13.1)%	(16.8)%	27.0%	26.5%
Telefónica Latin America	5,341	39.1%	9,759	59.2%	6,157	61.2%	82.7%	88.0%	(36.9)%	(35.5)%
Net Results	7,776		10,167		5,403

(1) Excludes the effects of exchange rates and hyperinflation in Venezuela.

Revenues and OIBDA Contribution by Country

Revenues 2009
Revenues 2010
Revenues 2011
T Spain
Spain
34.7%
30.8%
27.5%
T Europe
United Kingdom
11.5%
11.9%
11.0%
Germany
6.6%
7.9%
8.0%
Czech Republic
3.9%
3.4%
3.2%
Slovakia
0.1%
0.2%
0.3%
Ireland
1.6%
1.4%
1.2%
24.6%
25.9%
24.7%
T Latam
L. North
Brazil
14.8%
18.3%
22.8%
Mexico
2.7%
3.0%
2.5%
Venezuela
6.7%
3.8%
4.3%
Colombia
2.2%
2.5%
2.5%
L. South
Peru
3.0%
3.2%
3.2%
Argentina
4.6%
5.1%
5.1%
Chile
3.2%
3.6%
3.7%
40.0%
42.4%
46.5%
Fil+Res t+Eli.
0.6%
0.9%
1.3%

| Segment | Country | OIBDA 2009 | OIBDA 2010 | OIBDA 2011 |
|---|---|---|---|---|
| T Spain | Spain | **43.2%** | **33.1%** | **25.1%** |
| T Europe | United Kingdom | 7.4% | 7.1% | 9.1% |
| T Europe | Germany | 4.1% | 3.7% | 6.0% |
| T Europe | Czech Republic | 4.7% | 3.7% | 4.4% |
| T Europe | Slovakia | -0.1% | 0.0% | 0.2% |
| T Europe | Ireland | 1.3% | 1.1% | 1.0% |
| T Europe | | **17.7%** | **15.8%** | **20.9%** |
| T Latam | Brazil | 14.0% | 15.7% | 26.2% |
| T Latam – L. North | Mexico | 2.5% | 2.4% | 2.8% |
| T Latam – L. North | Venezuela | 8.0% | 4.2% | 5.8% |
| T Latam – L. North | Colombia | 1.8% | 1.9% | 2.7% |
| T Latam – L. South | Peru | 3.2% | 3.2% | 3.7% |
| T Latam – L. South | Argentina | 4.4% | 4.2% | 5.4% |
| T Latam – L. South | Chile | 3.4% | 4.2% | 5.1% |
| T Latam | | **40.0%** | **53.2%** | **54.1%** |
| Fil+Res t+Eli. | | **-0.9%** | **-2.1%** | **-0.2%** |

As the preceding tables illustrate, the Telefónica Group is highly diversified geographically, with the Europe (including Spain) and Latin America regions contributing similar proportions of overall revenues in 2011. Spain and Brazil are the largest single contributors to Group revenue and OIBDA on a country-by-country basis, followed by the United Kingdom, Germany, Venezuela, Argentina and Chile. Together, these countries accounted for 83% of OIBDA and 82% of Group revenue in 2011 (72% of OIBDA and 81% of revenue in 2010 and 84% of OIBDA and 82% of revenue in 2009). As a result, most of the information detailed below relates to operations in these regions.

Contribution to Growth by Country

Revenues 2010
Revenues 2011
% y-o-y growth. Ex Fx
% y-o-y growth
Exchange rate effect
T Spain
T Europe
T Latam
L. North
L. South
Fil+Res t+Eli.
Spain
-1.8
-2.4
United Kingdom
0.7
-0.3
Germany
1.9
0.3
Czech Republic
-0.3
-0.3
Slovakia
0.1
0.1
Ireland
-0.1
-0.2
2.5
-0.3
4.9
4.2
Brazil
1.8
5.3
Mexico
0.1
-0.4
7.1
3.5
Venezuela
0.9
0.4
Colombia
0.0
0.1
Peru
0.1
0.2
Argentina
0.8
0.7
Chile
0.1
0.2
4.0
6.4
0.2
0.4
2.2
-0.7

OIBDA 2010
OIBDA 2011
% y-o-y growth. Ex Fx
% y-o-y growth
Exchange rate effect
T Spain
T Europe
T Latam
L. North
L. South
Fil+Res t+Eli.
Spain
United Kingdom
Germany
Czech Republic
Slovakia
Ireland
Brazil
Mexico
Venezuela
Colombia
Peru
Argentina
Chile
-5.5
0.4
0.1
-0.7
0.1
-0.1
-0.1
1.1
0.0
0.8
0.0
0.1
0.4
0.8
20.2
-1.6
1.1
13.0
14.0
-13.4
0.1
1.1
-0.3
0.1
-0.3
0.6
4.9
-0.1
0.2
0.3
-0.2
0.5
-0.2
-10.3
1.9
-0.4
-21.2
-21.6

Telefónica Latin America

Accesses

	At December 31,			Percent Change
	2009	2010	2011	2009 vs. 2010	2010 vs. 2011
	(in thousands)
Fixed telephony accesses(1)	24,578.3	24,403.6	23,960.7	(0.7)%	(1.8)%
Internet and data accesses	7,605.2	8,235.1	8,885.9	8.3%	7.9%
Narrowband accesses(2)	1,070.6	674.8	389.4	(37.0)%	(42.3)%
Broadband accesses(3)(4)	6,426.8	7,442.3	8,385.9	15.8%	12.7%
Other accesses(5)	107.8	118.0	110.6	9.5%	(6.3)%
Mobile accesses	134,698.9	149,255.4	166,297.9	10.8%	11.4%
Pre-pay accesses	111,503.6	119,359.1	131,087.2	7.0%	9.8%
Contract accesses	23,195.4	29,896.3	35,210.7	28.9%	17.8%
Pay TV accesses(6)	1,648.6	1,792.7	2,257.7	8.7%	25.9%
Final clients accesses	168,531.1	183,686.9	201,402.2	9.0%	9.6%
Wholesale accesses	56.1	55.9	50.9	(0.4)%	(9.0)%
Total accesses	168,587.2	183,742.8	201,453.0	9.0%	9.6%

(1)	PSTN (including public use telephony) x1; ISDN basic access x1; ISDN primary access.

(2)	Includes Terra Brazil and Terra Colombia narrowband ISP accesses.

(3)	Includes Terra Brazil and Terra Mexico narrowband ISP accesses.

(4)	Includes ADSL, satellite, fiber optic, cable modem and broadband circuits.

(5)	Includes remaining non-broadband retail circuits.

(6)	Includes accesses by 153 thousand TVA clients at June 2011.

Competitive positioning

Market Share Mobile Business(1)
	At December 31,
	2009	2010	2011
Brazil	29.7%	29.7%	29.5%
Argentina	33.0%	31.0%	29.8%
Chile	42.8%	41.4%	39.1%
Peru	63.2%	63.4%	61.4%
Colombia	21.3%	22.4%	22.4%
Venezuela	36.9%	32.7%	32.7%
Mexico	20.9%	21.5%	21.1%
Central America	22.4%	22.5%	21.7%
Ecuador	28.4%	28.2%	28.4%
Uruguay	39.3%	38.5%	38.0%

(1)	Internal estimates

Market Share Internet and Data Business(1)
	At December 31,
	2009	2010	2011
Brazil	23.2%	24.8%	21.9%
Argentina	32.0%	31.9%	31.1%
Chile	46.1%	45.5%	43.0%
Peru	93.9%	91.2%	90.1%
Colombia	18.9%	20.8%	18.1%

(1)	Internal estimates

Key trends in the mobile business:

•
We achieved considerable growth in accesses in 2011 (11%), driven by an 18.7% increase in Brazil to 71.6 million accesses, despite the disconnection of approximately one million inactive pre-pay mobile accesses during the year. This represented an acceleration in the pace of growth compared with the prior year and boosted Brazil’s share of total accesses.

•	Our contract customer base grew 18% in 2011 and represented 21% of total mobile accesses in Latin America, in line with our growth strategy for the region.

•	Mobile broadband accesses increased 114% and represented 10% of the region’s total accesses, helping drive overall growth in revenues.

•	Traffic in Telefónica Latin America grew 13% in 2011, outpacing the growth of accesses.

•	Total mobile ARPU in the Latinamerican region, excluding foreign exchange rate and hyperinflation effects, increased despite cuts to interconnection prices during the year.

Key trends in the fixed line business:

•	Broadband accesses grew 13% in 2011 to 8.4 million, thanks to improved service and faster speeds offered at more competitive prices amid fierce competition.

•	Our commercial repositioning, through new high definition channels and prepaid TV offers in some business units, drove a 26% increase in TV accesses to 2.3 million.

•	There were fixed line access losses of 2%, despite our ongoing commitment to bundling services, which we consider our best line-retention tool.

Results

				Percent Change
	Year ended December 31,			2009 vs. 2010				2010 vs. 2011
	2009	2010	2011	Reported		Excl. FX(1)		Reported		Excl. FX(1)
	(in millions of euro, except percentages)
Revenues	22,709	25,756	29,237	13.4%		10.0%		13.5%		15.1%
OIBDA	9,041	13,713	10,941	51.7%		50.6%		(20.2)%		(19.4)%
OIBDA margin	39.8%	53.2%	37.4%	13.4 p.	p.	14.5 p.	p.	(15.8) p.	p.	(16.0) p.	p.
Depreciation and amortization	(3,700)	(3,954)	(4,783)	6.9%		(4.0)%		21.0%		21.1%
Operating income	5,341	9,759	6,157	82.7%		88.0%		(36.9)%		(35.5)%

(1)  Excludes the effects of exchange rates and hyperinflation in Venezuela.

2011 Results of Operations:

Telefónica Latin America represented 47% of consolidated revenue and 54% of consolidated OIBDA in 2011. It was also the largest contributor (6.4 percentage points) to revenue growth in the year. At the OIBDA level, the contribution declined 10.3 percentage points due to the recognition in 2010 of €3,797 million derived from the re-measurement of our previously held investment in Vivo at its fair value at the date of our acquisition of the 50% of Brasilcel held by Portugal Telecom.

Telefónica Latin America reported a 13.5% increase in revenue to €29,237 million in 2011, despite the negative impact (-1.6 percentage points) of foreign-exchange rate effects and the consideration of Venezuela as a hyperinflationary economy. Results for this region are also impacted by the full consolidation of Vivo, from October 2010. Excluding Mexico, which was affected by increased pre-pay revenues and a sharp reduction in mobile termination rates, revenue growth was still strong. The mobile business was driven by sharp increases in both customer bases and mobile ARPU in nearly all countries. Revenue in the fixed line business was negatively impacted by a decline in fixed lines, which outweighed growth in broadband and TV, with significant competitive pressures driving down ARPU.

Finally, revenue trends show higher growth in mobile service revenues due to the Group's efforts to boost commercial activity (e.g. increased spending by content and service providers, increased cost of high-end handsets) in a effort to tap the growth potential of the market despite the negative short-term impact on commercial expenses.

Brazil represented 49% of total revenue in Latin America in 2011, reinforcing its status as the region’s leading market and the main driver of our organic revenue growth in Latin America.

Total expenses in 2011 were €19,502 million, up 15% compared with 2010. In 2010, total expenses were €16,936 million, to which amount we would add €1,638 million if we incorporated the additional 50% of Vivo from January to September to make it comparable with 2011. Additionally, in 2010 we recorded non-recurring restructuring charges of €410 million. Also, foreign exchange rates and hyperinflation contributed €261 million to total expenses. Excluding mainly the above-mentioned effects, total expenses would be comparable and would have grown by 5.8%. This increase compared with 2010 is explained by higher commercial activity than in the same period a year earlier, aimed at boosting the Company´s future revenue growth.

 Supplies expenses increased as the result of market dynamics driven by the growth of new businesses. Thus, content provider and services expenses growth was posted, as well as higher circuits, sites and towers expenses and higher handset costs, affected in particular by the increasing weight of high-end handsets such as smartphones.

Personnel expenses increased, as the result of the internalization of contractors in Brazil and higher inflation in some Latin American markets.

Other expenses increased, as a consequence of efforts to maintain high levels of quality and customer care resulting in higher commissions, higher network and systems costs, as well as higher energy costs linked to new sites as a result of higher network deployment.

OIBDA for Telefónica Latin America fell 20.2% in 2011 to €10,941 million and was impacted by:

•	The consolidation of the additional 50% of Vivo in 2011. If this acquisition would have taken place in early 2010, OIBDA in 2010 would have been approximately €900 million higher.

•	Foreign exchange rates and hyperinflation in Venezuela, which detracted €128 million from OIBDA in Latin America.

•
The recognition in 2010 of €3,797 million derived from the re-measurement of our previously held investment in Vivo at its fair value at the date of our acquisition of the 50% of Brasilcel previously held by Portugal Telecom.

•	The recognition in 2010 of non-recurring restructuring charges of €410 million.

Excluding these effects, OIBDA for Telefónica Latin America was virtually flat in 2011, as revenue growth was offset by increased commercial activity and efforts to enhance quality, which affected network and systems costs, and customer service.

2010 Results of Operations:

Revenues at Telefónica Latin America increased 13.4% to €25,756 million in 2010 from €22,709 million in 2009 (an increase of 10% excluding foreign-exchange rate effects and the consideration of Venezuela as a hyperinflationary economy). Telefónica Latin America’s revenues were affected considerably by the acquisition of the additional stake in Vivo (50%), which led to its full consolidation. If we had included the additional 50% of Vivo in the fourth quarter of 2009, revenue that year would have increased by slightly more than €686 million, leaving an increase in the year of nearly 7%, driven by growth in the mobile businesses due to large gains in accesses throughout the region.

Telefónica Latin America’s OIBDA increased 51.7% to €13,713 million in 2010 from €9,041 million in 2009 (an increase of 50.6% excluding foreign exchange-rate effects and the consideration of Venezuela as a hyperinflationary economy). This increase was affected by a number of factors, including:

•	The positive impact derived from re-measuring our previously held investment in Vivo at the date of our acquisition of the 50% stake in Brasilcel previously held by Portugal Telecom (€3,797 million).

•	For purposes of comparison, we add the additional 50% of Vivo (€250 million) to results for the fourth quarter of 2009.

•
In 2010, personnel expenses were impacted by non-recurring workforce restructuring expenses, mainly in Argentina (€40 million), Brazil (€60 million), Peru (€23 million), Chile (€12 million) and Colombia (€10 million).

•	Other one-off expenses included firm commitments related to Telefónica’s social program (The Telefónica Foundation) amounting to €120 million.

Total restructuring costs recognized in 2010 amounted to €410 million. Excluding these impacts, OIBDA rose 9%, driven by the good performance of revenues and greater efficiencies achieved from regional integration projects and proceeds from the disposal of non-strategic assets (€61 million and €242 million, respectively).

Brazil

	At December 31,			Percent Change
	2009	2010	2011	2009 vs. 2010	2010 vs. 2011
	(in thousands)
Fixed telephony accesses(1)	11,253.8	11,292.6	10,977.4	0.3%	(2.8)%
Internet and data accesses	3,440.2	3,848.2	3,942.6	11.9%	2.5%
Narrowband accesses	723.1	446.2	214.5	(38.3)%	(51.9)%
Broadband accesses(2)	2,638.4	3,319.2	3,648.0	25.8%	9.9%
Other accesses(3)	78.7	82.8	80.0	5.2%	(3.3)%
Mobile accesses	51,744.4	60,292.5	71,553.6	16.5%	18.7%
Pre-pay accesses	41,960.7	47,658.6	55,438.1	13.6%	16.3%
Contract accesses	9,783.7	12,633.9	16,115.5	29.1%	27.6%
Pay TV accesses(4)	487.2	486.3	698.6	(0.2)%	43.7%
Final clients accesses	66,925.7	75,919.6	87,172.1	13.4%	14.8%
Wholesale accesses	34.2	33.9	28.0	(0.9)%	(17.3)%
Total accesses	66,959.8	75,953.5	87,200.1	13.4%	14.8%

(1)	PSTN (including public use telephony) x1; ISDN basic access x1; ISDN primary access 2/6 access x30; includes our accesses for internal use and total accesses from “fixed wireless”.

(2)	Includes ADSL, satellite, fiber optic, cable modem and broadband circuits.

(3)	Includes remaining non-broadband retail circuits.

(4)	Includes accesses by 153 thousand TVA clients at June 2011.

The Brazilian telecommunications market continues to grow rapidly. It leads the region in adopting new services, with significant progress in mobile and broadband data. In this setting, our operations in Brazil during 2011 also fared well. Telefónica Brasil remained the market leader in mobile accesses and revenues in 2011, although its share in fixed broadband accesses eroded due to aggressive commercial efforts by competitors. It managed to do this by improving the products and services offered. During the year, the company launched fixed wireless service in 90 cities outside Sao Paulo, expanding fixed services beyond its traditional service territories. It also launched a push-to-talk mobile service and began offering high definition products to satellite TV customers. Additionally, after acquiring spectrum in 2010, the company commenced commercial activity in 2011 in the 1800Mhz band in the North and North-eastern regions (in October), Bahia, Sergipe and Espiritu Santo (in November), and Sao Paulo, Rio and Parana Santa Catalina (in December), boosting its commercial position, particularly in the pre-pay segment.

It also repositioned pre-pay with a new “Vivo sempre” rate, boosting top-ups and local and long-distance traffic.

As a result of all the new commercial initiatives, Telefónica ended 2011 with 87.2 million accesses in Brazil (a 15% increase compared with 2010), with strong growth in both mobile (19% increase) and fixed broadband (10% increase) accesses.

	Year ended December 31,			Percent Change
	2009	2010	2011	2009 vs. 2010				2010 vs. 2011
				Euro		Local Currency		Euro		Local Currency
	(in millions of euro, except percentages)
Revenues	8,376	11,119	14,326	32.8%		12.1%		28.8%		28.7%
Mobile business	3,036	4,959	8,437	63.4%		37.9%		n.c.		n.c.
Service revenues	2,792	4,649	8,014	66.5%		40.3%		n.c.		n.c.
Fixed telephony business	5,766	6,843	5,890	18.7%		0.2%		n.c.		n.c.
OIBDA	3,139	4,074	5,302	29.8%		9.6%		30.2%		30.0%
OIBDA Margin	37.5%	36.6%	37.0%	(0.9) p.	p.	(0.9) p.	p.	0.4 p.	p.	0.4 p.	p.
CAPEX	1,228	1,797	2,468	46.4%		23.6%		37.4%		37.2%
OpCF (OIBDA – CAPEX)	1,911	2,277	2,834	19.1%		0.6%		24.5%		24.3%

2011 Results

Revenues

Revenues in Brazil were impacted by a number of factors:

•	The consolidation of the additional 50% of Vivo since October 2010, which affects period-to-period comparison.

•	The full consolidation of TVA contributed €81 million to revenue and €22 million to OIBDA for Brazil in 2011.

In addition, following the transfer of the long-distance license from Telesp to Vivo in the last quarter of 2011, long-distance revenues were reclassified such that long-distance revenues arising in the mobile network are attributed to the mobile business and those from the fixed network to the fixed line business, shown net of eliminations. This has no impact at the consolidated level, but affects comparability of the mobile and fixed line businesses between years.

Like-for-like mobile service revenues (i.e., including the impacts in both years) were 10.6% higher in 2011, in line with the growth in our customer base, with ARPU falling 3.6% due to aggressive commercial activity in the region. Meanwhile, the data business fared well, representing 24% of service revenues and emerging as what we expect to be a key driver of the company’s future growth.

	Year ended December 31,			Percent Change (local currency)
	2009	2010	2011	2009 vs. 2010	2010 vs. 2011
Traffic (millions of minutes)	52,134	77,463	92,081	48.6%	n.c.
ARPU (in euro)	9.9	11.0	10.2	(6.0)%	n.c.

In the fixed line business, revenue adjusted for the transfer of the long-distance license was down 1.4% in local currency. Growth in broadband (11% in local currency) and TV (45% in local currency, but not comparable due to the addition of TVA) was insufficient to offset the decline in the traditional voice business, mainly because of the loss of open lines (not bundled or pre-pay or controlled usage).

OIBDA

OIBDA for Telefónica Brasil was €5,302 million in 2011. As with revenues, comparisons of OIBDA are not meaningful because of the inclusion of the additional 50% of Vivo since October 2010, the contribution of which to OIBDA in the first nine months of 2010 would have been approximately €900 million. Excluding this impact and the €60 million recognized in 2010 in connection with a workforce restructuring, the OIBDA margin would be similar in 2011 and 2010. OIBDA also includes proceeds from the disposal of non-strategic assets of €186 million in 2011 and €117 million in 2010.

2010 Results

Revenues

Revenues for Telefónica Latin America in Brazil rose 32.8% to €11,119 million in 2010 from €8,376 million in 2009 (an increase of 12.1% in local currency), though the figure is distorted by the acquisition of 50% of Vivo in October 2010.

With respect to Vivo, Telefónica Latin America’s mobile business in Brazil, revenue growth was driven by the increase in the customer base (usage and data). With respect to Telesp, Telefónica Latin America’s fixed line business in Brazil, revenue growth was virtually flat excluding foreign exchange rate effects, as growth in broadband and data was undermined by a decrease in the traditional business.

OIBDA

Telefónica Latin America’s OIBDA in Brazil increased 29.8% to €4,074 million in 2010 from €3,139 million in 2009 (an increase of 9.6% in local currency). As explained above, Vivo was included in 2010, affecting comparability.

For purposes of comparison, we could add the additional 50% of Vivo (€250 million) to results for the fourth quarter of 2009.  In addition, a €60 million workforce restructuring charge was recognized in 2010.

Argentina

	At December 31,			Percent Change
	2009	2010	2011	2009 vs. 2010	2010 vs. 2011
	(in thousands)
Fixed telephony accesses(1)	4,607.7	4,621.5	4,611.0	0.3%	(0.2)%
Fixed wireless accesses	36.2	35.5	38.2	(1.9)%	7.6%
Internet and data accesses	1,351.0	1,505.4	1,630.7	11.4%	8.3%
Narrowband accesses	112.7	65.7	35.7	(41.7)%	(45.7)%
Broadband accesses(2)	1,238.3	1,439.7	1,595.1	16.3%	10.8%
Mobile accesses	15,931.9	16,148.9	16,766.7	1.4%	3.8%
Pre-pay accesses	10,736.8	10,370.4	10,581.3	(3.4)%	2.0%
Contract accesses	5,195.2	5,778.5	6,185.4	11.2%	7.0%
Final clients accesses	21,890.7	22,275.8	23,008.4	1.8%	3.3%
Wholesale accesses	9.3	13.0	13.9	39.8%	7.0%
Total accesses	21,900.0	22,288.8	23,002.3	1.8%	3.3%

(1)	PSTN (including public use telephony) x1; ISDN basic access x1; ISDN primary access 2/6 access x30; includes our accesses for internal use and total accesses from “fixed wireless”.

(2)   Includes ADSL, satellite, fiber optic, cable modem and broadband circuits.

Telefónica de Argentina continued to focus more on value than volume in 2011, causing it to lose mobile access market share (down 1.2 percentage points from 2010 to 29.8%), but enabling it to remain the leader in terms of revenues.  Commercial activity in the mobile business was strong in 2011. Net adds in accesses grew during the year, while the contract segment also delivered a solid performance, with growth of 7% and a penetration rate of 37% of the total access base.

In the fixed line business, the company remained the leader in both fixed line and broadband accesses in Argentina, maintaining growth in number of lines in contrast to the rest of its operations in the region.

	Year ended December 31,			Percent Change
	2009	2010	2011	2009 vs. 2010				2010 vs. 2011
				Euro		Local Currency		Euro		Local Currency
	(in millions of euro, except percentages)
Revenues	2,609	3,073	3,174	17.8%		17.9%		3.3%		14.5%
Mobile business	1,643	1,979	2,039	20.4%		20.6%		3.0%		14.2%
Service revenues	1,522	1,845	1,880	21.2%		21.4%		1.9%		12.9%
Fixed telephony business	1,047	1,187	1,237	13.3%		13.5%		4.3%		15.6%
OIBDA	986	1,082	1,085	9.7%		9.8%		0.2%		11.1%
OIBDA Margin	36.8%	34.3%	33.4%	(2.5) p.	p.	(2.5) p.	p.	(0.9) p.	p.	(0.9) p.	p.
CAPEX	319	398	449	25.1%		25.2%		12.6%		24.9%
OpCF (OIBDA – CAPEX)	668	684	636	2.4%		2.5%		(7.0)%		3.1%

2011 Results

Revenues

Growth in mobile service revenues in Argentina (12.9% excluding foreign exchange rate effects) was driven by a base of higher value customers, as reflected in the increase in ARPU and the weight of the contract segment. Mobile data ARPU growth was driven by both the positive performance of SMS and the higher number of customers with data rates.

	Year ended December 31,			Percent Change (local currency)
	2009	2010	2011	2009 vs. 2010	2010 vs. 2011
Traffic (millions of minutes)	15,562	17,550	18,788	12.8%	7.1%
ARPU (in euro)	8.6	9.2	9.7	6.7%	17.3%

Revenues in the fixed line business increased 15.6% in local currency due to higher Internet and content revenues (an increase of 29.5%) stemming from the growth in the broadband customer base, and to higher data, IT and capacity lease revenue (an increase of 18.1%).

OIBDA

OIBDA at Telefónica in Argentina was €1,085 million in 2011, virtually flat compared with 2010 but up 11.1% in local currency. Revenue growth was not fully reflected in OIBDA due to general price increases, which increased expenses.

2010 results

Revenues

Telefónica Móviles Argentina’s revenues increased by 20.4% to €1,979 million in 2010 from €1,643 million in 2009 (an increase of 20.6% in local currency). This increase was primarily driven by an increase of 21.3% in service revenues in 2010 (an increase of 21.4% in local currency). This growth in local currency was mainly due to data revenue growth and increased usage.

Revenues in the fixed line business increased 13.3% to €1,187 million in 2010 from €1,047 million in 2009 (an increase of 13.5% in local currency), with 6.3% growth in the traditional fixed line business, 29.2% growth in the Internet TV and content business and 16.9% growth in the data and IT businesses.

OIBDA

Telefónica Latin America’s OIBDA in Argentina increased 9.8% in local currency, impacted by the recognition of €40 million in 2010 related to a workforce restructuring plan.

Venezuela

	At December 31,			Percent Change
	2009	2010	2011	2009 vs. 2010	2010 vs. 2011
	(in thousands)
Mobile accesses	10,531.4	9,514.7	9,438.7	(9.7)%	(0.8)%
Pre-pay accesses	9,891.1	8,740.3	8,570.9	(11.6)%	(1.9)%
Contract accesses	640.3	774.4	867.8	20.9%	12.1%
Fixed wireless accesses	1,214.3	966.2	883.4	(20.4)%	(8.6)%
Pay TV accesses	62.8	69.3	114.3	10.4%	65.0%
Total accesses	11,808.5	10,550.2	10,436.4	(10.7)%	(1.1)%

Telefónica Móviles Venezuela remained the market leader in 2011 in terms of accesses. The company reinforced its leadership by focusing its strategy on innovating and maximizing customer value. Services launched in the year include Movitalk (push-to-talk) and HD pay-TV services. In a country with high smartphone penetration, the company also continued to focus on commercial campaigns to promote mobile broadband adoption.

	Year ended December 31,			Percent Change
	2009	2010	2011	2009 vs. 2010				2010 vs. 2011
				Euro		Local Currency		Euro		Local Currency
	(in millions of euro, except percentages)
Revenues	3,773	2,318	2,688	(38.6)%		15.0%		15.9%		11.2%
Service revenues	2,841	2,073	2,435	(27.0)%		21.3%		17.5%		12.8%
OIBDA	1,818	1,087	1,177	(40.2)%		10.4%		8.2%		4.4%
OIBDA Margin	48.2%	46.9%	43.8%	(1.3) p.	p.	(1.3) p.	p.	(3.1) p.	p.	(3.1) p.	p.
CAPEX	423	293	372	(30.7)%		18.7%		26.9%		0.9%
OpCF (OIBDA – CAPEX)	1,395	794	805	(43.1)%		7.7%		1.3%		5.6%

2011 results

Revenues

Growth in mobile service revenues in Venezuela (12.8% excluding foreign exchange rate effects) was driven heavily by higher ARPU, despite lower interconnection prices, which had a negative impact of €22 million in the year.

	Year ended December 31,			Percent Change (local currency)
	2009	2010	2011	2009 vs. 2010	2010 vs. 2011
Traffic (millions of minutes)	14,951	14,195	14,529	(5.1)%	2.4%
ARPU (in euro)	21.2	14.3	16.7	26.3%	24.8%

Data revenues remained a key growth driver, increasing 23.7% in the year and representing 36% (a three percentage point increase) of mobile service revenues.

OIBDA

OIBDA at Telefónica Móviles Venezuela increased 4.4% in 2011 to €1,177 million. The company’s OIBDA margin was 43.8% (a decrease of three percentage points), with continued high levels of efficiency in an environment characterized by widespread price increases that translated into higher personnel and subcontractor expenses.

2010 results

Revenues

Service revenues in 2010 increased 21.3% in local currency, excluding the consideration of Venezuela as a hyperinflationary economy. This growth in local currency was due mainly to the rollout of integrated telecommunication offers (mobile, fixed, pay TV and broadband) and the strong performance of smartphone revenues.

OIBDA

OIBDA increased by 10.4% in local currency, excluding the consideration of Venezuela as a hyperinflationary economy, despite measures implemented to manage high inflation rates.

Chile

	At December 31,			Percent Change
	2009	2010	2011	2009 vs. 2010	2010 vs. 2011
	(in thousands)
Fixed telephony accesses(1)	2,028.0	1,939.3	1,848.1	(4.4)%	(4.7)%
Internet and data accesses	807.2	836.0	887.4	3.6%	6.1%
Narrowband accesses	15.9	6.6	5.8	(58.5)%	(12.3)%
Broadband accesses(2)	783.2	821.5	878.1	4.9%	6.9%
Other accesses(3)	8.1	7.9	3.5	(2.5)%	(55.9)%
Mobile accesses	7,524.7	8,794.0	9,548.1	16.9%	8.6%
Pre-pay accesses	5,435.9	6,179.3	6,732.7	13.7%	9.0%
Contract accesses	2,088.8	2,614.7	2,815.4	25.2%	7.7%
Pay TV accesses	285.1	341.2	390.8	19.7%	14.5%
Final clients accesses	10,645.0	11,910.5	12,674.4	11.9%	6.4%
Wholesale accesses	8.9	5.3	5.2	(40.4)%	(2.2)%
Total accesses	10,653.8	11,915.8	12,679.6	11.8%	6.4%

(1)	PSTN (including public use telephony) x1; ISDN basic access x1; ISDN primary access 2/6 access x30; includes our accesses for internal use and total accesses from “fixed wireless”.

(2)	Includes ADSL, satellite, fiber optic, cable modem and broadband circuits.

(3)	Includes remaining non-broadband retail circuits.

Telefónica Chile managed 9.5 million mobile accesses at December 31, 2011, an increase of 9% for the year amid fierce competition. During the year, the company disconnected 0.4 million inactive pre-pay accesses. The company remained the market leader in accesses, with a 39.1% share, despite aggressive commercial activity in the country.

In the fixed line business, broadband accesses increased by 7%. The TV business also fared well due to the launch of HD channels, in line with our strategy aimed at segmenting our product portfolio.

	Year ended December 31,			Percent Change
	2009	2010	2011	2009 vs. 2010				2010 vs. 2011
				Euro		Local Currency		Euro		Local Currency
	(in millions of euro, except percentages)
Revenues	1,831	2,197	2,310	20.0%		4.3%		5.2%		4.8%
Mobile business	1,010	1,266	1,399	25.4%		9.0%		10.5%		10.1%
Service revenues	918	1,175	1,283	28.0%		11.2%		9.2%		8.9%
Fixed telephony business	893	1,038	1,037	16.3%		1.1%		(0.1)%		(0.4)%
OIBDA	763	1,092	1,035	43.2%		24.5%		(5.2)%		(5.5)%
OIBDA Margin	41.7%	49.7%	44.8%	8.0 p.	p.	8.0 p.	p.	(4.9) p.	p.	(4.9) p.	p.
CAPEX	347	516	529	48.8%		29.3%		2.4%		2.1%
OpCF (OIBDA – CAPEX)	416	576	507	38.5%		20.4%		(12.0)%		(12.3)%

2011 Results

Revenues

Telefónica Chile’s mobile revenues increased 10.1% in local currency to €1,399 million in 2011, driven by the sharp growth in service revenues. Service revenues were 8.9% higher in local currency, with the growth in the customer base making up for decreases in ARPU caused by the drop in usage by pre-pay customers. Data revenues increased 34% and now account for 19% of total service revenues.

	Year ended December 31,			Percent Change (local currency)
	2009	2010	2011	2009 vs. 2010	2010 vs. 2011
Traffic (millions of minutes)	10,521	11,791	12,218	12.1%	3.6%
ARPU (in euro)	10.7	12.1	11.6	(1.8)%	(4.1)%

Fixed line revenues in Chile were broadly unchanged from 2010, with the 12.3% increase in Internet, TV and content offsetting the 8% fall (in local currency) in revenues from the traditional business.

OIBDA

OIBDA fell 5.5% in local currency, partly due to the recognition in 2010 of compensation received on insurance contracts following earthquake damage in February 2010 that was recorded in 2010 and the sale of non-strategic assets totaling €15 million and €50 million in 2010 and 2011, respectively.  OIBDA was also impacted in the year by the 24% increase in supply costs (excluding foreign exchange rate effects) caused by higher interconnection costs in the face of increased traffic and higher equipment costs and because of greater commercial activity in the mobile business attributable to purchases of high-end handsets.

2010 results

Revenues

Telefónica Latin America’s revenues from Chile increased 4.3% in local currency due to positive revenue performances in both the fixed and mobile businesses. With respect to Telefónica Móviles Chile, Telefónica Latin America’s mobile business in Chile, revenues increased 9.0% in local currency. Service revenues increased by 27.9% to €1,175 million in 2010 (an increase of 11.2% in local currency) due to growth in voice and data services revenues. With respect to Telefónica Latin America’s fixed line business in Chile, revenues in 2010 increased 16.3% to €1,038 million from €893 million in 2009 (an increase of 1.1% in local currency). Broadband, pay TV, data and IT businesses growth offset the decrease in revenues from the traditional fixed telephony business.

OIBDA

Telefónica Latin America’s OIBDA in Chile increased 43.2% to €1,092 million in 2010 from €763 million in 2009 (an increase of 24.5% in local currency).

Mexico

	At December 31			Percent Change
	2009	2010	2011	2009 vs. 2010	2010 vs. 2011
	(in thousands)
Mobile accesses	17,400.5	19,661.6	19,742.4	13.0%	0.4%
Pre-pay accesses	16,328.3	18,061.3	18,149.8	10.6%	0.5%
Contract accesses	1,072.1	1,600.2	1,592.6	49.3%	(0.5)%
Fixed wireless	334.3	565.5	745.3	69.2%	31.8%
Total accesses	17,734.8	20,227.1	20,487.7	14.1%	1.3%

The year 2011 was marked by Telefónica Mexico’s commercial repositioning, aimed toward adapting its rates in the wake of interconnection price cuts, and by the more restrictive customer acquisition and retention policy adopted by the company. Telefónica Mexico managed 19.7 million mobile accesses at the end of 2011, roughly in line with the prior year.

	Year ended December 31,			Percent Change
	2009	2010	2011	2009 vs. 2010				2010 vs. 2011
				Euro		Local Currency		Euro		Local Currency
	(in millions of euro, except percentages)
Revenues	1,552	1,832	1,557	18.0%		5.0%		(15.0)%		(12.3)%
Service revenues	1,412	1,651	1,387	16.9%		4.1%		(16.0)%		(13.3)%
OIBDA	564	623	572	10.5%		(1.7)%		(8.2)%		(5.2)%
OIBDA Margin	36.3%	34.0%	36.7%	(2.3) p.	p.	(2.3) p.	p.	2.7 p.	p.	2.7 p.	p.
CAPEX	251	1,580	471	n.s.		n.s.		(70.2)%		(69.2)%
OpCF (OIBDA – CAPEX)	313	(957)	101	c.s.		c.s.		c.s.		c.s.

2011 results

Revenues

Service revenues in Mexico decreased 13.3% in local currency to €1,387 million, primarily because of reductions in interconnection prices and the impact of lower revenues from outgoing traffic in the pre-pay segment attributable to decreased usage.  These changes prompted the company to launch new commercial offers in the second half of the year.

OIBDA

The decline in OIBDA was caused by increased costs associated with the company’s commercial repositioning efforts and 3G network deployment, as well as the impact of the interconnection price cuts explained above. Also, in 2011 the company completed a sale of non-strategic assets for €240 million.

2010 results

Revenues

Mobile service revenues increased 4.1% in 2010 primarily due to increases in the customer base increase and new tariff plans.

OIBDA

Telefónica Latin America’s OIBDA in Mexico increased by 10.5% to €623 million in 2010 from €564 million in 2009 (a decrease of 1.7% in local currency) due to enhanced commercial focus on contract net adds and increasing prepaid revenues.

Peru

	At December 31,			Percent Change
	2009	2010	2011	2009 vs. 2010	2010 vs. 2011
	(in thousands)
Fixed telephony accesses(1)	2,971.2	2,871.2	2,848.4	(3.4)%	(0.8)%
Fixed wireless	582.7	537.8	444.6	(7.7)%	(17.3)%
Internet and data accesses	800.6	885.4	1,120.4	10.6%	26.5%
Narrowband accesses	16.9	15.4	9.4	(8.9)%	(38.7)%
Broadband accesses(2)	768.0	850.8	1,090.6	10.8%	28.2%
Other accesses(3)	15.6	19.2	20.4	23.1%	6.1%
Mobile accesses	11,458.2	12,507.1	13,998.3	9.2%	11.9%
Pre-pay accesses	10,214.2	10,104.4	11,079.6	(1.1)%	9.7%
Contract accesses	1,244.1	2,402.7	2,918.7	93.1%	21.5%
Pay TV accesses	686.3	690.6	799.0	0.6%	15.7%
Final clients accesses	15,916.3	16,954.3	18,766.1	6.5%	10.7%
Wholesale accesses	0.5	0.5	0.4	n.a.	(3.7)%
Total accesses	15,916.8	16,954.8	18,766.6	6.5%	10.7%

(1)	PSTN (including public use telephony) x1; ISDN basic access x1; ISDN primary access 2/6 access x30; includes our accesses for internal use and total accesses from “fixed wireless”.

(2)	Includes ADSL, satellite, fiber optic, cable modem and broadband circuits.

(3)	Includes remaining non-broadband retail circuits.

Telefónica reinforced its leadership of the Peruvian market in 2011, with an 11% increase in total accesses, driven by growth in the mobile, pay TV and fixed broadband businesses.

	Year ended December 31,			Percent Change
	2009	2010	2011	2009 vs. 2010				2010 vs. 2011
				Euro		Local Currency		Euro		Local Currency
	(in millions of euro, except percentages)
Revenues	1,716	1,960	2,030	14.2%		2.0%		3.6%		6.1%
Mobile business	840	1,001	1,088	19.2%		6.4%		8.7%		11.3%
Service revenues	695	854	923	22.9%		9.7%		8.1%		10.6%
Fixed telephony business	1,006	1,097	1,069	9.0%		(2.6)%		(2.5)%		(0.2)%
OIBDA	712	812	751	14.0%		1.8%		(7.6)%		(5.3)%
OIBDA Margin	41.5%	41.4%	37.0%	(0.1) p.	p.	(0.1) p.	p.	(4.4) p.	p.	(4.4) p.	p.
CAPEX	271	295	302	8.9%		(2.7)%		2.3%		4.8%
OpCF (OIBDA – CAPEX)	442	517	449	17.1%		4.6%		(13.2)%		(11.1)%

2011 results

Revenues

Revenues increased 6% in local currency in 2011 due to the strong performance of the mobile business and despite reductions in interconnection prices in the mobile network.

OIBDA

OIBDA is not comparable due to the recognition in 2010 of proceeds from the disposal of non-strategic assets (€39 million) and expenses related to workforce restructuring (€23 million).

2010 results

Revenues

Revenues increased 14.2% to €1,960 million in 2010 from €1,716 million in 2009 (an increase of 2.0% in local currency), driven primarily by service revenue growth.

OIBDA

OIBDA increased 14.0% from €712 million in 2009 to €812 million in 2010, primarily due to overall growth in revenues.

Colombia

	At December 31,			Percent Change
	2009	2010	2011	2009 vs. 2010	2010 vs. 2011
	(in thousands)
Fixed telephony accesses(1)	1,639.8	1,586.9	1,480.6	(3.2)%	(6.7)%
Internet and data accesses	428.4	553.6	620.3	29.2%	12.0%
Narrowband accesses	5.9	5.6	7.9	(5.1)%	41.5%
Broadband accesses(2)	420.3	548.0	612.3	30.4%	11.7%
Other accesses(3)	2.2	0.0	0.0	n.a.	n.a.
Mobile accesses	8,964.6	10,004.5	11,391.1	11.6%	13.9%
Pre-pay accesses	7,203.2	7,679.1	8,626.8	6.6%	12.3%
Contract accesses	1,761.4	2,325.5	2,764.2	32.0%	18.9%
Pay TV accesses	127.2	205.3	255.0	61.4%	24.2%
Final clients accesses	11,159.9	12,350.3	13,746.9	10.7%	11.3%
Wholesale accesses	3.3	3.3	3.3	n.a.	n.a.
Total accesses	11,163.2	12,353.6	13,750.2	10.7%	11.3%

(1)	PSTN (including public use telephony) x1; ISDN basic access x1; ISDN primary access 2/6 access x30; includes our accesses for internal use and total accesses from “fixed wireless”.

(2)	Includes ADSL, satellite, fiber optic, cable modem and broadband circuits.

(3)	Includes remaining non-broadband retail circuits.

Despite strong competition, Telefónica was very active commercially in Colombia in 2011, ending the year with 13.8 million accesses, an increase of 11% compared with 2010.

	Year ended December 31,			Percent Change
	2009	2010	2011	2009 vs. 2010				2010 vs. 2011
				Euro		Local Currency		Euro		Local Currency
	(in millions of euro, except percentages)
Revenues	1,269	1,529	1,561	20.5%		1.3%		2.1%		4.5%
Mobile business	685	872	916	27.4%		7.1%		5.0%		7.5%
Service revenues	647	814	851	25.8%		5.7%		4.5%		6.9%
Fixed telephony business	615	700	682	14.0%		(4.2)%		(2.7)%		(0.4)%
OIBDA	397	484	540	22.1%		2.6%		11.5%		14.2%
OIBDA Margin	31.3%	31.7%	34.6%	0.4 p.	p.	0.4 p.	p.	2.9 p.	p.	2.9 p.	p.
CAPEX	316	334	405	5.9%		(11.0)%		21.2%		24.1%
OpCF (OIBDA – CAPEX)	81	150	135	84.9%		55.4%		(9.9)%		(7.8)%

2011 results

Revenues

Revenues increased 4.5% in local currency in 2011 due primarily to increased revenues from the mobile business.

OIBDA

OIBDA in Colombia increased 14.2% in 2011 and was impacted by sales of non-strategic assets during 2011 (€25 million) and 2010 (€71 million). Period-to-period comparability at the OIBDA level is also impacted by the recognition in 2010 of an aggregate of €85 million of non-recurring workforce restructuring expenses, provisions for bad debts and third-party claims.

2010 results

Revenues

Revenues increased 20.5% to €1,529 million in 2010 from €1,269 million in 2009 (an increase of 1.3% in local currency) due a highly competitive environment both in mobile and fixed telephony.

OIBDA

OIBDA increased 22.1% from €397 million in 2009 to €484 million in 2010, primarily due to the growth in mobile business revenues.

Telefónica Spain

	At December 31,			Percent Change
	2009	2010	2011	2009 vs. 2010	2010 vs. 2011
	(in thousands)
Fixed telephony accesses(1)	14,200.1	13,279.7	12,305.4	(6.5)%	(7.3)%
Free ADSL	14.7	38.1	34.4	159.2%	(9.6)%
Internet and data accesses	5,722.5	5,879.8	5,710.9	2.7%	(2.9)%
Narrowband accesses	219.5	136.1	84.4	(38.0)%	(38.0)%
Broadband accesses(2)	5,476.8	5,722.3	5,608.6	4.5%	(2.0)%
Other accesses(3)	26.2	21.4	17.9	(18.3)%	(16.6)%
Mobile accesses	23,538.6	24,309.6	24,174.3	3.3%	(0.6)%
Pre-pay accesses	8,204.5	7,919.8	7,359.4	(3.5)%	(7.1)%
Contract accesses	15,334.1	16,389.7	16,814.9	6.9%	2.6%
Pay TV accesses	703.0	788.2	833.2	12.1%	5.7%
Final clients accesses	44,164.2	44,257.4	43,023.8	0.2%	(2.8)%
AMLT(4)	97.4	294.5	440.6	n.s.	49.6%
Rented Bundles	2,153.8	2,477.1	2,881.1	15.0%	16.3%
Shared UL accesses	447.7	264.0	205.0	(41.0)%	(22.3)%
Unbundled local loop accesses(5)	1,706.1	2,213.1	2,676.1	29.7%	20.9%
Wholesale ADSL	359.0	561.3	709.6	56.4%	26.4%
Other accesses(6)	3.7	0.9	0.6	(75.7)%	(29.2)%
Wholesale accesses	2,614.0	3,333.8	4,031.9	27.5%	20.9%
Total accesses	46,778.2	47,591.2	47,055.7	1.7%	(1.1)%

(1)	PSTN (including public use telephony) x1; ISDN basic access x1; ISDN primary access 2/6 access x30; includes our accesses for internal use, VOIP and free ADSL.

(2)	Includes ADSL, satellite, fiber optic, cable modem and broadband circuits.

(3)	Rented circuits.

(4)	Wholesale rental of Linea Telefónica.

(5)	Includes naked shared UL.

(6)	Wholesale circuits.

Competitive positioning

Market Share Mobile Business(1)
	At December 31,
	2009	2010	2011
Spain	42.5%	41.4%	39.6%

Market Share Internet and Data Business(1)
	At December 31,
	2009	2010	2011
Spain	55.6%	53.4%	49.7%

(1)	Internal estimates

2011 Results of Operations

In 2011 the Spanish market was shaped by the economic downturn, with declines in the principal macroeconomic indicators in the latter months of the year, and a fiercely competitive environment with intense commercial pressure.

At the end of 2011, Telefónica Spain managed a total of 47.1 million accesses, nearly the same as in 2010 (a 1% decline) despite heavy pressure from competitors. Against this backdrop, Telefónica Spain’s market share fell slightly.

Fixed broadband Internet accesses fell 2.0% in 2011 as our commercial strategy focused more on “value” amid stiff competition, with a slowdown in promotional activity in certain months of the year before the September launch of a new ADSL offer boosted activity and net adds in the latter part of the year.

Telefónica Spain took a number of steps during the course of the year focused on reducing its operating costs (primarily the labor force reduction plan) and improving its competitive position. At the end of the third quarter, the company launched its new services catalog, which promotes customer exclusivity by offering cross discounts for customers whose entire telecommunications spend is with Movistar. The company also completed the repositioning of its commercial offerings in the fourth quarter of 2011 with the launch of new mobile rates for contract customers.  The new rates combine voice, data and SMS offerings, eliminate the voice rate structure that varied depending on time of call and call destination and include unlimited SMS in all data tariffs. Rates are now structured by usage corresponding to the amount each customer wishes to spend. Also, in the fourth quarter of 2011, voice tariffs were streamlined for pre-pay customers with a highly competitive and flexible offer.

In the fixed line business, in the third quarter of 2011, Telefónica launched 10 mega ADSL with value-added services at €24.9 per month, while in the fourth quarter of the year it enhanced its offerings with a basic ADSL plan at €19.9 per month (excluding value-added services and fixed-to-mobile calls). Value-added services packages enjoyed greater adoption during the year.

	Year ended December 31,			Percent Change
	2009	2010	2011	2009 vs. 2010		2010 vs. 2011
	(in millions of euro, except percentages)
Revenues	19,703	18,711	17,284	(5.0)%		(7.6)%
Mobile business	8,965	8,550	7,747	(4.6)%		(9.4)%
Service revenues	7,828	7,270	6,548	(7.1)%		(9.9)%
Fixed telephony business	12,167	11,397	10,631	(6.3)%		(6.7)%
OIBDA	9,757	8,520	5,072	(12.7)%		(40.5)%
OIBDA Margin	49.5%	45.5%	29.3%	(4.0	) p.p.	(16.2	) p.p.
CAPEX	1,863	2,021	2,914	8.4%		44.2%
OpCF (OIBDA – CAPEX)	7,894	6,499	2,158	(17.7)%		(66.8)%

2011 results

Revenues

Revenues for Telefónica Spain fell 7.6% in 2011 to €17,284 million, impacted by lower ARPU across all services and declining trends in accesses amid waning consumption and stronger pricing pressure.

Telefónica Spain reported a 6.7% decrease in revenues in the fixed line business in 2011, principally due to declines in revenues from traditional access of 10.6%, a decrease in revenues from voice services of 9.0% (due to decreased in traffic and the increasing weight of flat rates) and a decrease in revenues from retail broadband services of 10.1% (due to a 10.2% fall in broadband ARPU attributable to lower effective prices).

Revenues from Telefónica Spain’s mobile business decreased by 9.4% in 2011 to €7,747 million, due mainly to a 9.9% decrease in mobile service revenues attributable to a 10% drop in ARPU and a slightly reduced customer base.

	As of or for the year ended December 31,			Percent Change
	2009	2010	2011	2009 vs. 2010		2010 vs. 2011
Traffic (millions of minutes)	42,039	41,700	39,909	(0.8)%		(4.3)%
ARPU (in euro)	27.5	25.4	22.9	(7.3)%		(10.2)%
Pre-pay	12.6	11.4	9.3	(9.1)%		(18.7)%
Contract	36.5	32.6	29.1	(10.7)%		(10.8)%
APRU data (in euro)	5.4	5.5	6.0	1.6%		9.9%
% of non-P2P SMS revenues over data revenues	60.6%	66.6%	74.6%	6.0 p.	p.	7.9 p.	p.

Mobile traffic continued to be impacted by lower customer usage, falling 4.3% in 2011.

Total ARPU decreased 10.2% in 2011 to €22.9 due largely to a 15.7% fall in voice ARPU, which was attributable to interconnection price cuts, lower usage and downward pressure on retail prices. Conversely, data ARPU increased 9.9% in 2011, representing 26% of total ARPU (a five percentage point increase), driven by the rapid growth of mobile broadband. Non-P2P SMS revenues were still the biggest growth driver in the data business, increasing by 24.1% in 2011 and representing 75% of total data revenues (an increase of eight percentage points). Data revenues increased 10.9% in 2011.

Expenses

Total expenses increased 20% in 2011 to €12,635 million due to the recognition of €2,591 million of restructuring costs related to workforce reduction programs with respect to 2010.

Supplies decreased on the back of lower interconnection costs and lower expenditures on purchases of mobile handsets.

Personnel expenses increased due to costs related to the redundancy program.

Other expenses remained largely stable, despite a greater commercial effort at the end of 2011.

OIBDA

OIBDA in 2011 amounted to €5,072 million, down 40.5% from 2010 due to the negative impact of expenses related to the recognition of workforce restructuring expenses (€2,591 million in the third quarter of 2011 and €202 million in the fourth quarter of 2010). Excluding the workforce restructuring expenses, OIBDA would have declined by 12% in 2011, primarily due to weaker revenue performance.

2010 results

Telefónica took control of Tuenti in 2010 pursuant to its strategy of strengthening its social networking presence. It began consolidating this company’s financial results in Telefónica Spain’s mobile business from August 2010, although the impact was not significant.

Revenues

Telefónica Spain’s revenues declined 5.0% in 2010 to €18,711 million, primarily affected by the increasingly challenging operating environment, greater pressure on customer revenues and lower revenues from universal service.

Revenues from Telefónica Spain’s fixed line business decreased 6.3% to €11,397 million, principally due to decreases in revenues from traditional accesses of 13.1%, (due to lower revenues from universal service and a reduction in the number of accesses), decreased revenues from traditional voice services of 10.9% (affected by lower traffic, mostly international and fixed-to-mobile, and the increasing portion of traffic included in national flat tariff plans), and decreased revenues from retail broadband of 4.3% (a 8.7% decrease of effective ARPU due to price promotions).

Revenues from Telefónica Spain’s mobile business decreased by 4.6% to €8,550 million, due mainly to a 7.1% fall in mobile service revenues (a 3.1 percentage point decrease caused by lower interconnection prices), which suffered from a 7.3% decrease in ARPU.

Traffic was 0.8% lower, reflecting lower customer usage.

Total ARPU decreased 7.3% to €25.4 in 2010, with a 9.5% decrease in voice ARPU because of interconnection price cuts, lower usage and downward pressure on prices. Conversely, data ARPU increased 1.6% during the year, underpinned by a larger contribution by connectivity revenues. As a result, data ARPU represented 21.4% of total ARPU (an increase of 1.9 percentage points compared with 2009).  Non-P2P SMS contributed 67% to total data revenues. With the growth in connectivity revenues, data revenues accounted for 21% of services at the end of 2010.

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

OIBDA

Telefónica Spain’s OIBDA decreased 12.7% to €8,520 million in 2010, impacted by the recognition of non-recurring restructuring expenses related to workforce reduction plans (€202 million) and the TV tax (€107 million), by lower usage and stronger price pressure, which caused revenues to fall, and by stronger commercial efforts compared with the prior year.

Telefónica Europe

	At December 31,			Percent Change
	2009	2010	2011	2009 vs. 2010	2010 vs. 2011
	(in thousands)
Fixed telephony accesses(1)	1,827.5	3,672.4	3,853.1	101.0%	4.9%
Internet and data accesses	1,754.7	4,496.4	4,537.4	156.2%	0.9%
Narrowband accesses	137.3	503.2	435.4	n.s.	(13.5)%
Broadband accesses	1,589.1	3,964.9	4,071.8	149.5%	2.7%
Other accesses(2)	28.3	28.3	30.3	0.0%	6.9%
Mobile accesses	44,095.0	46,675.5	48,276.4	5.9%	3.4%
Pre-pay accesses	23,098.5	23,994.9	23,800.3	3.9%	(0.8)%
Contract accesses	20,996.5	22,680.6	24,476.1	8.0%	7.9%
Pay TV accesses	137.6	206.4	219.0	50.0%	6.1%
Final clients accesses	47,814.9	55,050.6	56,885.9	15.1%	3.3%
Wholesale accesses(3)	1,425.2	1,247.7	1,213.2	(12.5)%	(2.8)%
Total accesses	49,240.1	56,298.3	58,099.1	14.3%	3.2%

(1)	PSTN (including public use telephony) x1; ISDN basic access x1; ISDN primary access 2/6 access x30; includes our accesses for internal use, VOIP and free ADSL.

(2)	Includes remaining non-broadband retail circuits.

(3)	Includes unbundled lines rented by Telefónica Germany. As of March 2010, Telefónica Europe accesses include HanseNet accesses.

Competitive positioning

Market Share Mobile Business(1)
	At December 31,
	2009	2010	2011
United Kingdom	26.2%	26.6%	26.6%
Germany	14.6%	15.7%	16.1%
Czech Republic	39.2%	38.5%	38.0%
Ireland	32.3%	32.0%	33.2%
Slovakia	9.8%	14.7%	18.3%

(1)      Internal estimates

Despite the economic downturn and strong competition in its markets, Telefónica Europe was able to expand its customer base in 2011 with growth in contract customers and mobile broadband adoption, two key value drivers.

Telefónica Europe represented 24.7% of consolidated revenues and 20.9% of consolidated OBIDA in 2011. It contributed 0.6 percentage points to the Group’s OIBDA growth excluding foreign exchange rate effects, with a 1.1 percentage point contribution from Germany. In terms of revenues, however, Telefónica Europe was responsible for a 0.3 percentage point reduction in overall growth due to 2011 declines in revenues in the United Kingdom, the Czech Republic and Ireland, which countries were impacted considerably by interconnection price cuts.

Key trends in the mobile business:

•	Telefónica Europe achieved a 3% growth in accesses, led by Germany, where accesses increased 6.1% to 24.5 million at December 31, 2011, due to a 7.8% increase in mobile accesses.

•	Commercial momentum was healthy, backed by a sharp increase in mobile contract customers, with net adds of 1.8 million 2011, an increase of 8% from 2010.

•	Mobile broadband accesses increased 31% and represented 31% of the region’s total accesses, driving growth in revenues.

•
ARPUs of Telefónica and some other European operators were under heavy pressure, affected by interconnection price cuts, an adverse economic backdrop (with waning consumption) and, in some cases, decreases in prices amid fierce competitive pressures.

				Percent Change
	Year ended December 31,			2009 vs. 2010				2010 vs. 2011
	2009	2010	2011	Reported		Excl. FX(1)		Reported		Excl. FX(1)
	(in millions of euro, except percentages)
Revenues	13,954	15,724	15,524	12.7%		10.1%		(1.3)%		(1.0)%
OIBDA	3,999	4,080	4,233	2.0%		(0.6)%		3.8%		3.7%
Margin OIBDA	28.7%	25.9%	27.3%	(2.7) p.	p.	(2.6) p.	p.	1.3 p.	p.	1.2 p.	p.
Depreciation and amortization	(2,988)	(3,201)	(3,117)	7.1%		4.4%		(2.6)%		(2.5)%
Operating income	1,011	879	1,116	(13.1)%		(16.8)%		27.0%		26.5%

(1) Excludes the effects of exchange rates.

2011 Results of Operations:

Revenues

Revenues at Telefónica Europe fell 1.3% to €15,524 million in 2011, with a negative foreign-exchange rate effect of 0.3 percentage points. Revenues were undermined by reductions in interconnection prices. Excluding this impact, revenues would have increased by 1.7% compared with 2010. Our mobile strategy, predicated on boosting mobile broadband penetration and limited-use data rates, was the principal factor driving revenue growth. As a result of this strategy, non-P2P SMS data revenues increased 33.5% and represented 43% of total data revenues. Total data revenues increased 10.9% and represented 42% of mobile service revenues (an increase of 6 percentage points compared with 2010).

Expenses

Total expenses decreased 3% in 2011 to €11,509 million. In 2010 expenses were impacted by restructuring expenses, mainly related to personnel reorganization.  Supplies expenses decreased mainly due to lower interconnection costs in the year, offsetting the increased volume of smartphone sales.  Personnel expenses decreased, impacted by personnel restructuring expenses accrued in 2010.  Other expenses decreased mainly due to lower customer care expenses.

OIBDA

OIBDA for Telefónica Europe increased 3.8% to €4,233 million in 2011. Foreign exchange rates had a positive impact of 0.1 percentage point. The growth in OIBDA was impacted by the recognition during the second half of 2010 of non-recurring workforce restructuring costs of €320 million. Excluding this impact, Telefónica Europe’s OIBDA in 2011 would have decreased by 2.5%. OIBDA was impacted by lower revenues (including the impact of interconnection price cuts) and higher commercial costs relating to customer loyalty efforts undertaken in the second half of the year and the launch of high-end smartphones in the fourth quarter of 2011.

2010 Results of Operations:

In January 2010, Telefónica Europe acquired the telecommunications services innovator Jajah and in February 2010, through Telefónica Germany, acquired HanseNet, which provides fixed telephony, Internet, broadband and pay TV services in Germany.  In June 2010, Telefónica Europe sold Manx Telecom.

Revenues

Telefónica Europe’s revenues increased by 12.7% in 2010 to €15,724 million. HanseNet and Jajah contributed an aggregate of €807 million. Revenue growth accelerated over the course of the year despite the reduction in mobile interconnection prices. This was due to good performances in the United Kingdom and Germany, which offset declines in Ireland and the Czech Republic, in each case impacted by worsening economic conditions.  Non-P2P SMS data revenues achieved organic growth of 26.4% in the year, driven by the growing adoption of mobile broadband, which represented 36% of data revenues.

Expenses

Telefónica Europe’s total expenses increased partially in 2010 compared with 2009, due to operating expenses related to the consolidation of HanseNet and non-recurring restructuring expenses related to personal reorganization in the second half of the year.

Supplies increased in 2010 compared with 2009, mainly due to the inclusion of HanseNet and the increase of the pound sterling to euro exchange rate over the period, offset by the impact of lower MTRs.

Personnel expenses increased in 2010 compared with 2009, mainly due to non-recurrent restructuring costs, derived primarily from the restructuring of the workforces at Telefónica Germany and Telefónica UK.

Other expenses increased in 2010 compared with 2009 mainly due to the acquisition of HanseNet and the strengthening of the pound sterling to euro exchange rate over the period.

OIBDA

OIBDA increased 2% to €4,080 million in 2010, of which HanseNet and JaJah contributed €71 million during the year. Expenses increased during the year due to non-recurring restructuring costs (€320 million), mostly in relation to workforce reductions, which were recognized in the second half of the year. Also, a capital gain from the sale of Manx of €61 million was recorded during the year. OIBDA in like-for-like terms and excluding the impact of foreign exchange rates would have increased by 3.8%, largely due to increased revenues and efforts to enhance efficiency.

United Kingdom

	At December 31,			Percent Change
	2009	2010	2011	2009 vs. 2010	2010 vs. 2011
	(in thousands)
Fixed telephony accesses(1)	0.0	86.7	216.1	n.a.	n.s.
Internet and data accesses	591.5	671.6	620.3	13.5%	(7.6)%
Broadband accesses	591.5	671.6	620.3	13.5%	(7.6)%
Mobile accesses	21,299.3	22,211.5	22,167.5	4.3%	(0.2)%
Pre-pay accesses	11,740.3	11,712.3	11,227.3	(0.2)%	(4.1)%
Contract accesses	9,558.9	10,499.2	10,940.3	9.8%	4.2%
Final clients accesses	21,890.8	22,969.8	23,003.9	4.9%	0.1%
Wholesale accesses (2)	0.0	0.0	26.7	n.a.	n.a.
Total accesses	21,890.8	22,969.8	23,030.7	4.9%	0.3%

(1)	PSTN (including public use telephony) x1; ISDN basic access x1; ISDN primary access 2/6 access x30; includes our accesses for internal use, VOIP and free ADSL.

(2)	Includes unbundled lines rented by Telefónica United Kingdom.

The United Kingdom market remained extremely competitive in 2011, and was also impacted by adverse economic conditions. The company focused on a “value over volume” strategy in the first half of the year, before ramping up commercial efforts again in the second half of the year, offering a new rate structures for smartphones in August and implementing a pro-active customer retention program in the contract segment.   The company reinforced its commitment to offering customers the best service experience, including innovative digital services, quality customer service and a range smartphone offerings.

Telefónica United Kingdom’s mobile contract accesses increased by 4% in 2011, representing 49% of the total mobile customer base of 22.2 million (an increase of 2.1 percentage points from 2010). Steady demand for smartphones increased the penetration of these handsets to 38% at the end of 2011, up from 29% the prior year.

	Year ended December 31,			Percent Change
	2009	2010	2011	2009 vs. 2010				2010 vs. 2011
				Euro		Local Currency		Euro		Local Currency
	(in millions of euro, except percentages)
Revenues	6,512	7,201	6,926	10.6%		6.5%		(3.8)%		(2.7)%
Service revenues	5,936	6,513	6,198	9.7%		5.6%		(4.8)%		(3.7)%
OIBDA	1,680	1,830	1,836	9.0%		4.9%		0.3%		1.5%
OIBDA Margin	25.8%	25.4%	26.5%	(0.4	) p.p.	(0.4	) p.p.	1.1 p.	p.	1.1 p.	p.
CAPEX	602	717	732	19.1%		14.7%		2.0%		3.3%
OpCF (OIBDA – CAPEX)	1,078	1,113	1,104	3.3%		(0.5)%		(0.8)%		0.3%

2011 results

Revenues

Telefónica United Kingdom reported a 3.8% decrease in revenues to €6,926 million, with foreign exchange rates contributing a 1.1 percentage points decrease compared with 2010. Mobile service revenues were down 4.8% (or down 3.7% excluding foreign exchange-rate effects) to €6,198 million.  Interconnection price cuts were largely responsible for these revenue declines; excluding this impact, service revenues would have only fallen by 0.4%, because of lower growth in customers and trends in ARPU.

Total ARPU decreased 6.6%, or 3.5% excluding the interconnection price cuts. Voice ARPU decreased 14.6% (or decreased 9.2% excluding interconnection price cuts) because of the migration of traffic from minutes bundles, the reduction in rates amid stiff competition and the adverse macroeconomic climate. Data ARPU growth held steady at 5.1%, with more than 80% of contract customers with data tariffs opting for limited data usage.

	As of or for the year ended December 31,			Percent Change (local currency)
	2009	2010	2011	2009 vs. 2010		2010 vs. 2011
Traffic (millions of minutes)	53,856	58,143	52,250	8.0%		(10.1)%
ARPU (in euro)	24.7	25.1	23.2	(2.1)%		(6.6)%
Pre-pay	12.3	11.8	10.3	(8.2)%		(11.4)%
Contract	40.8	40.6	37.1	(4.2)%		(7.6)%
ARPU data (in euro)	9.3	10.1	10.5	5.3%		5.1%
% of non-P2P SMS revenues over data revenues	27.4%	32.8%	40.5%	5.4 p.	p.	7.7 p.	p.
Mobile voice traffic was 10% lower in 2011, due to the decrease in the pre-pay customer base and usage optimization.

OIBDA

OIBDA at Telefónica United Kingdom increased by 0.3% to €1,836 million in 2011 and was 1.5% higher excluding the impact of foreign exchange rates. In 2010, €72 million of non-recurring restructuring expenses were recognized, affecting comparability. Excluding this impact, OIBDA would have fallen by 2.3% due to lower revenues.

2010 results

Revenues

Telefónica United Kingdom reported a 10.6% increase in total revenues in 2010 to €7,201 million, with foreign exchange rates contributing a 4.1 percentage point increase. Mobile service revenues increased 9.7% (or 5.6% excluding foreign exchange rate effects) to €6,513 million. Interconnection price cuts had a considerable impact on revenues; excluding such impact service revenues would have increased by 9.2%, driven by increasing penetration of the contract segment in total accesses and the larger number of smartphone users.

Non-P2P SMS revenues continued to grow in the year, with a year-on-year increase of 31.7%, excluding the impact of foreign exchange rates.  As a result, total data revenues represented 40% of mobile service revenues in 2010, nearly two percentage points higher than in 2009.

Total ARPU in 2010 fell 2.1% (excluding foreign exchange-rate effects), heavily impacted by interconnection price cuts. Otherwise, ARPU would have increased by 1.2% during the year. Voice ARPU fell 6.5% (excluding foreign exchange rate effects), while data ARPU increased by 5.3% (excluding foreign exchange rate effects) due to growing demand for data services by smartphone users.

Mobile traffic increased by 8.0% in 2010 to 58,143 million minutes, driven by the growth of the contract customer base and a higher unit usage per customer in the pre-pay segment.

OIBDA

Telefónica United Kingdom’s OIBDA increased 4.9% to €1,830 million in 2010 excluding foreign exchange rate effects. In the year’s fourth quarter, the company recorded a €72 million non-recurring restructuring charge, related to a workforce and store restructuring geared toward placing greater efforts on capturing new business opportunities and improving customer service. Excluding this impact, too, OIBDA would have increased by 9.0%, mostly due to growth in revenues despite higher commercial costs related to increased mobile broadband demand.

Germany

	At December 31,			Percent Change
	2009	2010	2011	2009 vs. 2010	2010 vs. 2011
	(in thousands)
Fixed telephony accesses(1)	0.0	1,916.4	2,055.1	n.a.	7.2%
Internet and data accesses	285.1	2,914.7	2,922.3	n.s.	0.3%
Narrowband accesses	0.0	385.7	334.6	n.a.	(13.2)%
Broadband accesses	285.1	2,529.1	2,587.7	n.s.	2.3%
Mobile accesses	15,507.4	17,049.2	18,380.1	9.9%	7.8%
Pre-pay accesses	7,807.0	8,795.2	9,144.5	12.7%	4.0%
Contract accesses	7,700.4	8,254.0	9,235.7	7.2%	11.9%
Pay TV accesses	0.0	77.2	83.3	n.a.	7.9%
Final clients accesses	15,792.5	21,957.5	23,440.9	39.0%	6.8%
Wholesale accesses(2)	1,316.8	1,116.5	1,042.4	(15.2)%	(6.6)%
Total accesses	17,109.3	23,074.0	24,483.2	34.9%	6.1%

(1)	PSTN (including public use telephony) x1; ISDN basic access x1; ISDN primary access 2/6 access x30; includes our accesses for internal use, VOIP and free ADSL.

(2)	Includes unbundled lines rented by Telefónica Germany.

Telefónica Germany performed well in 2011, bolstering its competitive position in the German market with a higher market share and seizing commercial momentum with its “O2 Blue” rates, its “MyHandy” offer, activity with partners and progress toward unlocking the value of its data business.

Telefónica Germany achieved a 6% increase in accesses in 2011, driven by an 8% growth in mobile accesses and a 12% larger contact customer base. Demand for smartphones remained strong in the year, raising mobile broadband penetration by six percentage points to 26% at December 31, 2011.

Fixed broadband accesses grew 2% in 2011, ending the year at 2.6 million.

	Year ended December 31,			Percent Change
	2009	2010	2011	2009 vs. 2010		2010 vs. 2011
	(in millions of euro, except percentages)
Revenues	3,746	4,826	5,035	28.9%			4.3%
Service revenues	2,861	2,932	2,946	2.5%			0.5%
OIBDA	918	944	1,219	2.8%			29.1%
OIBDA Margin	24.5%	19.6%	24.2%	(4.9) p.	p.	4.7 p.	p.
CAPEX	796	2,057	558	n.	a.		(72.9)%
OpCF (OIBDA – CAPEX)	122	(1,113)	662	c.	s.		(159.5)%

2011 results

Revenues

Total revenues increased 4.3% in 2011 to €5,035 million. Revenues for 2010 included the results of HanseNet from mid-February 2010, while 2011 revenues included such results for the full year. Excluding this impact, revenues would have increased by 1.6% during 2011.

Mobile services revenues performed well, especially at the end of 2011, impacted by the interconnection price cut. Excluding this effect, mobile services increased 7.1%, driven by growth in the customer base and trends in ARPU.   Non-P2P SMS data revenue growth of 49% was a key driver of revenues, leveraging the increasing penetration of smartphones and the adoption of limited use data rates.

Total ARPU decreased 7.8% in the year due to the sharp reduction in interconnection prices in December 2010. Excluding this impact, total ARPU would have only declined 1.6%, mainly due to the weak performance of the pre-pay segment. The regulation affected voice ARPU, where revenues declined 18.5% in the year. This decline was partly offset by the increase of data ARPU of 13.2% due to increasing mobile broadband penetration and strong adoption of limited use data rates.

	As of or for the year ended December 31,			Percent Change
	2009	2010	2011	2009 vs. 2010		2010 vs. 2011
Traffic (millions of minutes)	23,257	25,543	27,993	9.8%		9.6%
ARPU (in euro)	15.6	14.8	13.6	(5.5)%		(7.8)%
Pre-pay	5.7	6.1	5.7	7.8%		(7.0)%
Contract	26.1	23.8	21.9	(8.8)%		(8.4)%
APRU data (in euro)	4.7	5.0	5.6	6.1%		13.2%
% of non-P2P SMS revenues over data revenues	36.7%	41.9%	50.4%	5.2 p.	p.	8.5 p.	p.

Mobile service revenues increased 10% in 2011 due to growth in the customer base and an overall increase in usage.

OIBDA

OIBDA increased 29% to €1,219 million in 2011. Excluding the impact of the consolidation of HanseNet results since February 2010 and the €202 million of restructuring provisions recognized in 2010, OIBDA in 2011 would have increased by 4.9%. OIBDA growth was driven by higher revenues and efficiency gains achieved through our restructuring, which offset the increase in commercial costs.

2010 results

Revenues

Revenues at Telefónica Germany in 2010 increased 28.9% to €4,826 million. This amount includes the results of HanseNet since mid-February 2010. Excluding this impact, revenues would have increased by 7.9% in 2010. The positive revenue performance was mainly the result of increased mobile service revenues and strong demand for smartphones, especially through the “My Handy” product, which eliminates the handset subsidiary from mobile service revenues.

Mobile service revenues increased by 2.5% in 2010 to €2,932 million. Excluding the impact of interconnection price cuts, the increase would have been 3.8%. Growth was mainly achieved due to the increase in access and continued growth in non-P2P SMS data revenues (an increase of 31.4% in 2010 to 42% of total revenues compared with 37% of total revenues in 2009). Mobile data revenues rose 15.4% to €970 million in 2010, representing 33% of total mobile service revenues.

OIBDA

OIBDA at Telefónica Germany increased 2.8% to €944 million in 2010. OIBDA growth was impacted by the inclusion of HanseNet’s results since February 2010 and the recognition of €202 million of non-recurring expenses related to workforce restructuring in 2010. Excluding these two impacts, OIBDA growth would have been 11.2%, due mainly to the termination of national roaming agreements in 2009, growth in revenues and cost-savings achieved from the company’s ongoing commitment to efficiency and despite the increase in commercial costs related to smartphone sales in the latter part of the year.

Czech Republic and Slovakia

	At December 31,			Percent Change
	2009	2010	2011	2009 vs. 2010	2010 vs. 2011
	(in thousands)
Fixed telephony accesses(1)	1,770.6	1,669.2	1,581.9	(5.7)%	(5.2)%
Free ADSL accesses	62.1	163.7	237.4	163.6%	45.0%
VOIP accesses	16.9	38.6	52.1	128.4%	35.0%
Internet and data accesses	848.7	898.8	970.6	5.9%	8.0%
Narrowband accesses	137.3	117.5	100.7	(14.4)%	(14.3)%
Broadband accesses	683.1	753.0	839.6	10.2%	11.5%
Other accesses (2)	28.3	28.3	30.3	0.0%	6.9%
Mobile accesses	4,944.6	4,838.6	4,941.7	(2.1)%	2.1%
Pre-pay accesses	2,130.2	1,975.0	1,892.4	(7.3)%	(4.2)%
Contract accesses	2,814.4	2,863.6	3,049.3	1.7%	6.5%
Pay TV accesses	137.6	129.2	135.6	(6.1)%	5.0%
Final clients accesses	7,701.5	7,535.8	7.629.8	(2.2)%	1.2%
Wholesale accesses	108.4	131.2	144.1	21.0%	9.8%
Total accesses	7,810.0	7,667.0	7,773.9	(1.8)%	1.4%

(1)	PSTN (including public use telephony) x1; ISDN basic access x1; ISDN primary access 2/6 access x30; includes our accesses for internal use, VOIP and free ADSL.

(2)	Retail circuits other than broadband.

Slovakia

	At December 31,			Percent Change
	2009	2010	2011	2009 vs. 2010	2010 vs. 2011
	(in thousands)
Mobile accesses	552.9	880.4	1,164.1	59.2%	32.2%
Pre-pay accesses	357.2	545.9	666.1	52.8%	22.0%
Contract accesses	195.6	334.5	498.0	71.0%	48.9%
Total accesses	552.9	880.4	1,164.1	59.2%	32.2%

Accesses in the Czech Republic increased 1.4% in 2011, primarily due to growth in mobile and fixed broadband accesses. Access growth remained strong in Slovakia, above all in the contract segment.

	Year ended December 31,			Percent Change
	2009 (1)	2010 (1)	2011 (1)	2009 vs. 2010		2010 vs. 2011
	(in millions of euro, except percentages)
Revenues	2,260	2,197	2,130	(2.8)%		(3.0)%
Service revenues	1,123	1,078	995	(4.0)%		(7.7)%
OIBDA	1,053	953	931	(9.5)%		(2.3)%
OIBDA Margin	46.6%	43.4%	43.7%	(3.2) p.	p.	0.3 p.	p.
CAPEX	245	224	229	(8.8)%		2.1%
OpCF (OIBDA – CAPEX)	807	729	702	(9.7)%		(3.7)%

 (1)  Includes Slovakia, except for service revenues

2011 results

Revenues

Revenues in the Czech Republic and Slovakia declined 3% to €2,130 million in 2011. In Slovakia, growth in the customer base led to higher revenues in 2011.

OIBDA

OIBDA totaled €931 million in 2011, impacted by efficiency initiatives, sales of non-strategic assets and wide margins in Slovakia, which resulted in a smaller decline in OIBDA as compared with revenues for the year.

2010 results

Revenues

Revenues derived from the Czech Republic, including Slovakia operations, decreased 2.8% to €2,197 million in 2010 compared to €2,260 million in 2009.  Slovakia continued to grow in mobile revenues (50.5%) while Czech revenues from fixed and mobile services decreased (-8.7% in local currency) due to MTR cuts, customers optimizing their expenditures and lower government spending on IT services.

OIBDA

OIBDA decreased 9.5% from €1,053 million in 2009 to €953 million in 2010, due primarily to poorer revenues performance, which was partially offset by reductions in direct costs (supplies) and in commercial costs.

Ireland

	At December 31,			Percent Change
	2009	2010	2011	2009 vs. 2010		2010 vs. 2011
	(in thousands)
Internet and data accesses	-	11.2	24.2	n.	a.	n.	s.
Broadband accesses	-	11.2	24.2	n.	a.	n.	s.
Mobile accesses	1,714.3	1,695.8	1.622.9	(1.1)%		(4.3)%
Pre-pay accesses	1,022.5	966.5	870.1	(5.5)%		(10.0)%
Contract accesses	691.8	729.4	752.9	5.4%		3.2%
Total accesses	1,714.3	1,707.1	1,647.2	(0.4)%		(3.5)%

In Ireland, results were hampered by an extremely adverse business environment, with a reduction in the customer base, due mostly to a smaller number of pre-pay customers as the contract customer base held steady.

	Year ended December 31,			Percent Change
	2009	2010	2011	2009 vs. 2010		2010 vs. 2011
	(in millions of euro, except percentages)
Revenues	905	848	723	(6.3)%		(14.7)%
Service revenues	842	779	677	(7.5)%		(13.1)%
OIBDA	302	275	206	(9.0)%		(25.0)%
OIBDA Margin	33.4%	32.4%	28.5%	(1.0	) p.p.	(3.9	) p.p.
CAPEX	63	60	61	(4.1)%		1.4%
OpCF (OIBDA – CAPEX)	239	214	145	(10.3)%		(32.5)%

2011 results

Revenues

Telefónica Ireland’s revenues decreased 14.7% in 2011, primarily due to the impact of interconnection price cuts on mobile service revenues. ARPU declined amid efforts to optimize usage.

OIBDA

The decrease in OIBDA in 2011 reflects the drop in mobile service revenues and higher commercial costs stemming from increased demand for smartphones.

2010 results

Revenues

Revenues derived from Telefónica Ireland decreased 6.3% to €848 million in 2010 compared to €905 million in 2009.  The decrease was mainly the result of lower customer spending, market competition in the prepay segment and lower MTRs.

OIBDA

OIBDA decreased 9% from €302 million in 2009 to €275 million in 2010, primarily due to a decline in revenues.

Our Services and Products

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

•
Internet and broadband multimedia services.  Our principal Internet and broadband multimedia services include Internet service provider service; portal and network services; retail and wholesale broadband access through ADSL; naked ADSL ( broadband connection without the monthly fixed line fee); narrowband switched access to Internet for universal service, and other technologies; residential-oriented value-added services (including instant messaging, concerts and video clips by streaming video, e-learning, parental control, firewall protection, anti-virus protection, content delivery and personal computer sales); television services such as Imagenio, our IPTV business, cable television and satellite television; companies-oriented value-added services, like puesto integral o puesto informático, which includes ADSL, computer and maintenance for a fixed price and VoIP services.  Telefónica Spain provides services based on Fiber to the Home (FTTH), including a new range of products and services name “FUTURA”. This line of products includes high speed Internet access (currently up to 30 Mb), which allows Telefónica Spain to provide its customers with advanced IPTV services, such as Multiroom (allowing clients to watch different TV channels in different rooms) and Digital Video Recording (DVR).

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

Sales and Marketing

Our sales and marketing strategy is aimed toward reinforcing our market position, generating brand awareness, promoting customer growth and achieving customer satisfaction. We use a variety of marketing initiatives and programs, including those that focus on customer value, with in-depth market segmentation; programs to promote customer loyalty; pricing initiatives aimed toward stimulating usage, including segmented packages and innovative tariff options; and initiatives that are responsive to the latest market trends, including those aimed toward boosting demand for our mobile Internet and mobile broadband offerings.  In connection with these and our other sales and marketing initiatives, we market our products through a broad range of channels, including television, radio, billboards, telemarketing, direct mail and Internet advertising.  We also sponsor a variety of local cultural and sporting events in order to enhance our brand recognition.

Competition

The telecommunications industry is competitive and consumers generally have a choice of mobile and fixed line operators from which to select services.  We are a global telecommunications services provider and face significant competition in most of the markets in which we operate.  In Europe, our largest competitor is Vodafone and in Latin America our largest competitor is América Móvil.  Newer competitors, including handset manufacturers, internet companies and software providers, are also entering the market and offering integrated communications services.

We compete in our markets on the basis of the price of our services; the quality and range of features associated with those services; the reliability of our network infrastructure and its technological attributes; and the desirability of our offerings, including bundled offerings of one type of service with another and, in the case of the mobile industry, offerings that include subsidized handsets.

To compete effectively with our competitors, we need to successfully market our products and services and to anticipate and respond to various competitive factors affecting the relevant markets, such as the introduction of new products and services, different pricing strategies and changes in consumer preferences. See “Risk Factors – Risks Relating to our Industry – We operate in highly competitive markets and the industry in which we operate is subject to rapid technological changes, which requires us to continually adapt to such changes and to upgrade our existing networks.”

Strategic Partnerships

China Unicom

Since 2005, we have had a stake in China Unicom and its predecessor company.  On September 6, 2009 we entered into a strategic alliance agreement with China Unicom, which provides, among other areas for cooperation, joint procurement of infrastructure and client equipment, common development of mobile service platforms, joint provisions of service to multinational customers, roaming, research and development, sharing of best practices and technical, operational and management know-how, joint development of strategic initiatives in the area of network evolution, joint participation in international alliances and exchanges of senior management.  In furtherance of this strategic alliance we entered into a subscription agreement with China Unicom, pursuant to which we increased our voting interest in the share capital of China Unicom to 8.06% and China Unicom obtained 0.87% voting interest in our share capital in October 2009.

Pursuant to the strategic alliance agreement mentioned above, China Unicom has agreed to use its best endeavors to maintain a listing of all the issued ordinary shares of China Unicom on the Hong Kong Stock Exchange.  For so long as the strategic alliance agreement with us is in effect, China Unicom shall not (i) offer, issue or sell any significant number of its ordinary shares (including treasury shares), or any securities convertible into or other rights to subscribe for or purchase a significant number of  China Unicom’s ordinary shares (including treasury shares), to any current major competitor of Telefónica or (ii) make any significant investment, directly or indirectly, in any current major competitor of Telefónica.  We made similar undertakings.

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

On January 28, 2011, China Unicom completed its acquisition of 21,827,499 Telefónica shares, representing approximately 1.37% of our voting share capital.

As of the date of this Annual Report, Telefónica, through its wholly-owned subsidiary, Telefónica Internacional, has acquired 282,063,000 ordinary shares of China Unicom through several transactions executed in the period between January 23, 2011 and September 7, 2011, investing an aggregate amount equivalent to approximately 500 million U.S. dollars (equivalent to €358 million).  Telefónica’s shareholding in China Unicom amounts to 9.6% of its capital stock as of the date of this Annual Report.  In addition, at our General Shareholders’ Meeting on May 18, 2011 Mr. Chang Xiaobing, a nominee proposed by China Unicom, was appointed as a member of our Board of Directors.

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

Regulation

As a telecommunications operator, we are subject to sector-specific telecommunications regulations, general competition law and a variety of other regulations, which can have a direct and material effect on our business areas, particularly in regions and countries that favor more exclusive regulatory intervention.  The extent to which telecommunications regulations apply to us depends largely on the nature of our activities in a particular country, with traditional fixed telephony services usually subject to more extensive regulations.

To operate our networks, we must obtain general authorizations, concessions or licenses from national regulatory authorities, or NRAs, in those countries in which we operate.  Licensing procedures also apply to our mobile operations with respect to radio frequencies.  The duration of any particular license or spectrum right depends on the legal framework in the relevant country.

This section describes the regulatory frameworks and key regulatory developments at the regional level and in selected countries in which we have significant interests.  Many of the regulatory developments described in this section involve ongoing proceedings or consideration of potential legislation that have not reached a conclusion.  Accordingly, it is difficult for us to accurately quantify the effect on our operations of these developments in such instances.

Electronic Communication Regulation in the EU

The EU legal framework for electronic communications services was developed with the aim of liberalizing and improving the functioning of the EU market for telecommunications networks and services, which culminated in the adoption of the 2002 EU regulatory framework for electronic communications sector (the “EU Framework”).  This regulatory framework has been subsequently modified by the European Council in response to technological changes in the industry.

Rules promulgated pursuant to the EU Framework define users’ rights and focus on privacy, data security, protection and preservation and universal access, among other things.  Recent EU directives have supplemented the EU Framework with regulations focused on roaming price caps, spectrum allocation and call termination.

EU Member States are generally required to incorporate EU legislation into their domestic law regimes and consider EU legislation when applying domestic law.  In each EU Member State a national regulatory authority, or

NRA, is responsible for enforcing national telecommunications laws that incorporate the EU Framework.  NRAs generally have significant power under their relevant telecommunications acts, including the authority to impose network access and interconnection obligations, and to approve or review new charges and general business terms and conditions of providers with “significant market power”, or SMP. In general, an operator is considered to have SMP if its share of a particular market exceeds 40%.  NRAs also have the authority to assign wireless spectrum and supervise frequencies and to impose universal service obligations.

The European Commission supervises the NRAs and formally and informally influences their decisions in order to ensure the harmonized application of the EU Framework throughout the European Union.  In particular, the European Commission has identified certain markets that include one or more participants with SMP and has recommended ex ante specific regulation.  In these instances, NRAs are instructed to impose at least one obligation relating to price control, transparency, non-discrimination, accounting separation or access obligations on market participants.  Companies can challenge decisions of the relevant NRA before national courts. Such legal proceedings can lead to a decision by the European Court of Justice, or ECJ, which is the ultimate authority on the correct application of EU legislation.

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

Recent developments

The regulatory debate in the European Union has continued to focus on the roll-out of ultra-high speed networks, roaming  and net neutrality, issues particularly important for the development of the European telecommunications market and Information Society.

The EU Commissioner, Neelie Kroes, gathered 39 CEOs from the telecoms, equipment and content industries in March 2011. She asked for industry’s advice on how to meet the ambitious EU broadband targets, trying to speed up the development of Next Generation access networks. The Industry views were published in July, and contained eleven recommendations about the topics of the: sustainability of the Internet ecosystem; interoperability; and the investment framework and financing of new networks.

This initiative prompted a debate on new ways of promoting the development of fibre networks, and more particularly on co-investment by groups of operators and possible public-private partnerships to spread costs and join forces.

Related to this debate, in October the Commission started a debate about the costs and prices of current fixed copper networks and future fibre networks. The Commission is looking for ways to promote fibre investment and is asking for views about the best approach for setting the prices of current and future wholesale services in order to facilitate fibre investments.

In April the Commission published a communication on Net Neutrality in which it basically maintains that there is no need to regulate Net Neutrality. It does believe it is necessary to closely follow and better understand operators’ practices with regard to traffic management. The Commission has asked BEREC to look into current practices of operators with regard to traffic management and to continue working on a series of related issues, such as transparency and minimum quality of service.

In July, the Commission published a proposal for a revision of the Roaming Regulation. It is an attempt to find a long-term solution for the level of roaming prices, which the Commission considers still being too high. This would imply a radical change to the way international roaming services are provided in Europe. From July 2014 European mobile operators would be required to unbundle the sale of roaming services from domestic mobile services. This would allow customers to choose a different provider for making calls in other Member States.

In addition, the Roaming Regulation would extend the current price cap regime for a transitory period to give the new structural changes to the roaming market time to be developed and implemented. The extended price cap regime would also include new price caps on retail charges for data roaming.

Telefónica Spain

Spain

General regulatory framework

The legal framework for the regulation of the telecommunications sector in Spain is governed by the General Telecommunications Law (32/2003) and several Royal Decrees.  The General Telecommunications Law, among other things, sets forth rules regarding the new system of notification for electronic communications services, establishes the terms by which operators interconnect their networks, defines the universal service provision regime and subjects providers with SMP in particular telecommunications markets to specific obligations.

Regulatory supervision

The Telecommunications Market Commission, or the CMT, is the NRA responsible for regulating the telecommunications and audiovisual service markets in Spain.

Market analysis

Pursuant to the EU Framework, the CMT identifies markets that may lack effective competition and imposes specific obligations upon operators with SMP.  The CMT has conducted market analyses to determine which operators have SMP in particular markets. Some of the most prominent conclusions drawn from these analyses and corresponding regulatory developments are described below.

Fixed markets

Retail access to fixed-location public telephone network, retail market for calls at a fixed location and retail lease lines market

In March 2006, following a market analysis, the CMT concluded that Telefónica de España is an operator with SMP in the market for the provision of retail access to fixed-location public telephone network services.  As an SMP operator, Telefónica de España has certain specific obligations and is subject to certain restrictions, the most relevant of which are maximum price caps for installation and monthly fees.  Telefónica de España also has obligations regarding carrier selection, cost accounting and accounting separation.  Telefónica de España is also subject to limitations regarding maximum and minimum amounts offered in connection with promotions. These limits are updated every six months.

Wholesale fixed call origination market

On March 22, 2007, the CMT adopted new regulations concerning call origination on the wholesale fixed call origination market that oblige Telefónica de España to provide wholesale access to its fixed network to other operators, allowing competitors to use its networks to provide access and other associated services to their customers.

In December 2008, the CMT concluded that Telefónica de España is an operator with SMP in this market and requested that Telefónica de España offer wholesale service to assist other operators in offering IP telephony services and provide transparent information of migration to Next Generation Networks, or NGN, centrals, which involves the provision of a wide range of information to competitors about network evolution.

Fixed call termination market on individual networks

As an operator with SMP in fixed call termination market on individual networks, Telefónica de España is required to submit an “Interconnection Reference Offer” (OIR) outlining the terms and conditions under which it will interconnect with other operators.  In November 2010 the CMT approved a modification of the Telefónica OIR, reducing interconnection prices paid by alternative operators for call termination in Telefónica network.

Mobile market

Mobile voice call termination

In September 2006, the CMT established a progressive reduction schedule for MTRs (the “glide path”) from October 2006 to September 2009.  In July 2009, the CMT established a new glide path for mobile voice call termination rates for the four Spanish mobile operators with an objective price of €0.04 per minute to be achieve by April 2012.

In December 2008, Telefónica Móviles España was again identified by the CMT as an operator with SMP in mobile voice call termination on individual mobile networks, and therefore continues to be subject to the obligations already imposed on it by the CMT and as well as the additional obligation to charge for seconds of usage according to a single termination price established by the CMT.

In December 2011, the CMT launched a public consultation related to the termination prices in mobile networks, with a proposed discount from 75 to 80%.

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

Wholesale broadband access

In January 2009, the CMT identified Telefónica de España as an operator with SMP in the wholesale broadband access market, and consequently the CMT has imposed on Telefónica de España the obligation to provide wholesale broadband access service up to 30 Mbps to other operators in copper and fiber infrastructure.  The CMT also obliges Telefónica de España to publish a wholesale broadband access reference offer, provide cost-oriented tariffs and accounting separation, non-discrimination in network access and to communicate broadband retail changes in services prior to offering them in the market.

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

Universal service obligations

The General Telecommunications Law aims to ensure that certain basic telecommunications services are guaranteed to all Spanish citizens.

Under the law, universal service is generally defined as a set of communication services satisfying reasonable quality and price threshold guaranteed to all end users, irrespective of their geographic location.  Universal service aims to ensure that all citizens have access to a connection to the fixed line public network and network services, a telephone directory service, a sufficient number of public telephones and functional Internet access.  Additional provisions included within the scope of a universal service obligation, or USO, ensure that users with disabilities and special social needs, including those with low incomes, have access to the services enjoyed by the majority of users.

In December 2008, following applications by three operators, Telefónica de España was awarded a tender for the provision of directory enquiry services for a period of three years and it has also been designated for the provision of the remaining universal service elements until a new tender process takes place. A new tender process  took place during the third quarter of 2011.  Telefónica de España, SAU was designated  the operator responsible for the provision of the connection to the public electronic communications network and the provision of the public telephone service available from a fixed location and the operator responsible for the preparation and delivery of public telephone directories to the telephone subscribers. Telefónica Telecomunicaciones Públicas, SAU was designated as the operator responsible for the provision of a sufficient supply of public payphones.

In the year 2011, a draft Law was prepared which amended the General Telecommunications Law, and proceeded to adapt it to the provisions established in the of EU Directives package on electronic communications, which also established the May 25, 2011, as the deadline  for the transposition of such package. However, after the announcement by the Prime Minister calling elections for the November 20, 2011 with the corresponding dissolution of the Chambers, the approval of this Act has been postponed. Therefore, the transposition of the directives has not been done within the prescribed period.

Consumer protection

On December 29, 2006, Law 44/2006 regarding the protection of consumers and users was approved, which provides that users may only be charged for services actually used.  Consequently, operators may only charge based on exact seconds of usage.

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

The law applies a tax of 0.9% on the gross revenue of telecommunications companies providing audiovisual services in Spain and 3.0% in the case of regular TV broadcasters.  Both the Spanish regulator and competition authority questioned the legality of this funding mechanism in light of the national and European regulatory framework.  The EU Directorate General of Competition concluded that such funding mechanism did not constitute illegal state aid. Without prejudice to the state aid investigation initiated in December 2009, the European

Commission sent on March 18, 2010 a formal request for information to the Spanish government concerning the new charge imposed on telecommunications operators to offset the discontinuation of advertising on RTVE.  The Commission is concerned that this administrative charge, based on authorized operators’ gross revenue, may be incompatible with EU law since it does not appear to be related to costs arising from regulatory supervision.  In March 2011, the EC appealed to the European Court of Justice for the infringement of European Legislation by the Spanish Kingdom, as the RTVE funding legislation was not abolished as required by the EC. The implementation of the Law on funding of RTVE obligates Telefónica Spain as an electronic communications operator to contribute 0.9% of gross operating revenues excluding those obtained in the wholesale market and as a provider of conditional access services to pay TV to contribute 1.5% of gross operating income.

Telefónica Europe

United Kingdom

General regulatory framework

The EU Regulatory Framework was implemented in the United Kingdom by the Communications Act in 2003.  This act designates the Office of Communications, or Ofcom, as the NRA responsible for the regulation of electronic communications networks and services.

Market reviews

Currently, the mobile termination charges that Telefónica UK, Vodafone and Everything Everywhere (the merged entity operating the T-Mobile and Orange brands) levy must not exceed 4.42ppm, on average.  H3G must not exceed 4.75ppm.  This regime expired on March 31, 2011 and Ofcom issued a decision to impose charge controls based on Long Run Incremental Cost (“LRIC”).  This decision has been appealed.

Ofcom has recently decided to reduce termination rates to 0.69 pence per minute (in real 2008/09 terms), starting with a reduction to 2.984 pence per minute from April 1, 2011.  In each of the subsequent three years (i.e. from April 1, 2012, 2013 and 2014), termination rates will fall by 37.4% minus inflation.

Germany

General regulatory framework

The EU Regulatory Framework was implemented in Germany at the end of June 2004 by the Telecommunications Act.  The NRA responsible for regulation of electronic communications networks and services is Budesnetzagentur, or BNetzA.

Market reviews

In August 2006, BNetzA completed its review of voice call termination on individual mobile networks and concluded that, as an operator with SMP, the charges Telefónica Germany made to other operators for terminating calls on Telefónica Germany network had to be reduced, requiring Telefónica Germany to lower its call termination charges from €1.24 per minute to €0.994 per minute.  In 2007, Telefónica Germany was required to reduce further its termination charges from €0.994 per minute to €0.880 per minute.  Telefónica Germany has brought legal challenges against BNetzA’s 2006 and 2007 decision that Telefónica Germany has SMP and against the imposition of regulatory remedies.  The Federal Administrative Court, as the highest level of appeal, confirmed all regulatory remedies meaning that the price controls stay in force for all mobile operators.  All four German mobile operators filed a Constitutional Complaint in order to challenge the decision regarding SMP.  All other actions (regarding the amount of MTRs) are pending and a decision by the Constitutional Court.  The new market analysis of BNetzA in 2008 again concluded that all mobile network operators have SMP, and the decision on remedies does not contain changes in comparison to 2006.  This 2008 decision has also been challenged by Telefónica Germany. The claim has been suspended until a decision of the Constitutional Court has been issued.  In March 31, 2009 and as of April 1, 2009, BNetzA approved MTR for Telefónica Germany at €0.714 per minute for a period of 20 months (until November 30, 2010) Telefónica Germany challenged that decision and the claim has been suspended pending the Constitutional Court’s decision.

Subsequently BNetzA developed its own cost model and imposed it on all four MNOs as the basis for the calculation of MTRs in 2010. Since December 2010, BNetzA decreased MTRs significantly: 3.39 c/min for Telefónica Germany; 3.36 c/min for Vodafone and Eplus; 3.38 c/min for T-Mobile.  Telefónica Germany challenged that decision and the regulator issued a final decision in February 2011, with retroactive effect from December 1, 2010, confirming the provisionally approved MTRs. This regulation will remain valid until November 30, 2012. The German regulator has consulted an own cost model implementing the European Commission Recommendation on the Regulatory Treatment on Fixed and Mobile Termination Rates in the EU which is expected will be applicable to the next MTR determination.

Czech Republic

General regulatory framework

The EU Regulatory Framework was implemented in the Czech Republic in 2005 by the Electronic Communications Act. The NRA responsible for the regulation of electronic communications networks and services is the Czech Telecommunication Office, or CTO.  Governmental responsibility for the area of electronic communications lies with the Ministry of Industry and Trade.

Several changes occurred in the legal environment of the electronic communications market in the Czech Republic in 2010 including new regulations focused on spectrum allocation, universal service financing, frequency band allocation, and traffic and localization data collection, among other things.

Market reviews

CTO finished its second review of relevant markets in 2010. Following these analyses, Telefónica Czech Republic was designated as an SMP entity in seven relevant markets: one retail market and six wholesale markets.

On April 21, 2010 CTO issued a decision requiring mobile operators to gradually reduce call termination charges to 1.66 Czech Koruna per minute from July 1, 2010, to 1.37 Czech Koruna per minute from January 1, 2011 and to 1.08 Czech Koruna per minute from July 1, 2011.

Telefónica Latin America

Brazil

General regulatory framework

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

Competition law

Brazilian competition regulation is based on Law No. 8,884 of June 11, 1994, which generally prohibits any practice aimed at restricting free competition, dominating the relevant market of goods or services, arbitrarily increasing profits, or abusively exercising dominant market position.  The Economic Law Office, or SDE, the Secretariat for Economic Monitoring, or SEAE, and the Administrative Council for Economic Defense, or CADE, are the agencies authorized to enforce the competition rules.

Recent developments

In June 2011 the new General Plan of Universal Service Goals was approved, which is applicable into 2011-2015 periods. The new Plan establishes goals on public telephony in big cities, and establishes the installation of public telephones in remote and inaccessible areas. Along with the approval of the Plan, Telefónica has signed the revised Concession Agreement for STFC, valid for the period from 2011 to 2015, when there should be further review of its terms. The main change brought refers to the end of restrictions for Concessionaries on operations of cable TV, which allowed Telefónica to exercise the option to purchase full control of the TVA (the cable TV company in the Abril Group).

Additionally, Telefónica Brazil has signed with the Communications Ministry a Term of Commitment to join the National Broadband Plan. Through this document Telefónica agrees to offer popular broadband plans from 1 MByte to maximum price of R$ 35, and to attend progressively all localities of São Paulo until 2014.

In October 2011 Anatel approved the Regulation of Adjustment for Fixed-Mobile Rates, which provides for the progressive reduction of these rates through a reduction factor, to be deducted from inflation. This reduction factor is 18% in 2012, 12% in 2013 and 10% in 2014. The absolute reduction in the public rates should be passed on to mobile interconnection rates (VU-M).

Mexico

General regulatory framework

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

Throughout 2011, COFETEL issued several resolutions as a result of different interconnection disputes submitted by several operators. In such resolutions, COFETEL determined a mobile termination charge (“MTC”) for Telefónica, as well as for other mobile operators, of 0.3912 Pesos per minute, billed per second without rounding. Telefónica México has appealed on an administrative basis such resolutions from COFETEL. Such appeals are still pending to be resolved. In May 2011, Mexico’s National Supreme Court of Justice ruled that no court suspensions shall be granted to the effects of COFETEL´s resolutions relating to interconnection matters as it understood that it affects the public interest.

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

Venezuela

In December 2009, a new regulation applicable to all subscription TV service providers was enacted by CONATEL, the national regulatory authority, which mandates the inclusion (12%) of national production services (channels in which both reception and diffusion of sound and images take place in the country to later transmit it by means of subscription TV service providers) in regular programming packages.

An Administrative Decision on Services Agreements (Providencia n° 1302 sobre Condiciones Generales de los Contratos de Servicios de Telecomunicaciones) was adopted, which included various regulations aimed at consumer protection.  As a consequence of this regulation (2009), Telcel proceeded to adapt all of its nine services agreements to fulfill all the conditions and impositions established.  We have currently received regulator observations of two of the agreements (TV service and radio localization service), and we are in process of including the modifications based on the observations.

Prices and tariffs

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

In February 2011, CONATEL published an Order whereby reference values are set for the Determination of Interconnection Charges for use of Mobile Telephony Services. The aim of this regulation is the establishment of reference values and criteria for determining interconnection charges in mobile phone use on the basis of a model of long run incremental costs with breakdown of the network elements by CONATEL, who should intervene setting such charges solely in those cases where there are conflicts between operators relating such charges, and they failed to reach consensus within the period specified in the interconnection legislation.

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

General regulatory framework

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

In 2011, the Ministries adopted, among other things, tariffs for local service, access charge and tariffs for other services within the local telephony service. Furthermore, others tariffs were regulated such as the Bitstream service and a number portability charge. Regarding mobile tariffs, charges for the use of the networks were adopted in 2009 for the period 2009-2014 and, the time structure was modified as well. At the end of 2012, a new procedure for the determination of tariffs will start.

On July 16, 2011 the Net Neutrality Act entered into force. Additionally, Long Distance Service was eliminated at the end of November in some regions of the country. Moreover, at the beginning of year 2014, Long Distance service will be completely eliminated in all regions of Chile.

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

Argentina

General regulatory framework

The basic legal framework for the provision of telecommunications services in Argentina is set forth in the National Telecommunications Law (No. 19,798) of 1972 and in the specific regulations governing each type of telecommunications service.  Decree 764/00 established the new and current regulatory framework rules for a free market, and includes interconnection, license, universal service and spectrum rules.

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

Prices and tariffs

On October 21, 2003, Law No. 25,790 became effective, extending the term for the renegotiation of concession or licensing agreements with public utilities until December 31, 2004, which was subsequently extended until December 31, 2011.  As an investor in Argentina through Telefónica de Argentina, we commenced arbitration proceedings against the Republic of Argentina based on the Reciprocal Protection of Investments Treaty between Spain and Argentina for damages suffered by us because of the measures adopted by the Argentine government in connection with the renegotiation of certain concession and licensing agreements.  On August 21, 2009, the parties requested the Tribunal, in accordance with Rule 43 of the ICSID Arbitration Rules, declare a resolution of the termination of the proceedings.  The agreement of the parties envisages the possibility of a new request for arbitration under the ICSID Convention being submitted by Telefónica.

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

Also, the guidelines set forth in article 26 of Decree No. 1185/90 continue in effect for operators with significant market power.  These guidelines establish information obligations with which operators must comply with respect to tariffs and which flow toward both clients and the national regulator.  This Decree also establishes the powers the regulator has to revise or revoke such tariffs.

Tariffs charged to customers for mobile services are currently not regulated in Argentina.

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

In 2011, the Argentine government announced the end of an investigation into monopolistic concentration by the country’s anti-trust authorities, ratifying the fine (104,692,500 Argentine pesos) imposed on Telefónica for late filing of notification of the transaction. Then in February 2011 the fine was reduced to 50,000,000 Argentine pesos.

Colombia

General regulatory framework

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

During 2009 the Colombian telecommunications regulator, Comisión de Regulación de Comunicaciones or CRC, identified the telecommunications relevant markets and operators with dominant position and established certain ex ante regulations.

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

Prices and tariffs

The Technologies of Information and Communications Law, provides for free pricing for voice and Internet access services.  Therefore, mobile tariffs charged to customers are not regulated, although they may not be discriminatory.  Nevertheless, fixed-to-mobile tariffs are subject to a price cap.  Rates are fixed by mobile operating companies and must be registered with the Comisión de Regulación de Telecomunicaciones.  The regulator set a price cap of 392 Colombian pesos per minute for fixed to mobile tariffs since November 1, 2006, and in 2009 the CRC reduced the tariff to 198.4 Colombian pesos per minute.

In 2011, the CRC issued a progressive reduction on mobile termination charges from 2012- 2015.  A new regime for the protection of convergent consumers was adopted as well as a new regime for interconnection for convergent networks, introducing conditions for access by content and applications providers. Furthermore, CRC adopted the conditions for the provision of content and applications in mobile networks setting a new numbering management plan and has fixed price caps for the SMS between operators, applicable from January 1, 2012 to December 31, 2014. Also, has established quality conditions for the provision of the Internet mobile service.

The regulator has also approved conditions for Net Neutrality allowing different offers according to the consumer profile but prohibiting discriminatory behavior.

Television services

In December 2010, the National Television Commission published Agreement Number 006 to modify the fees payable to exploit closed television. Before Agreement Number 006, operators paid 10% of gross incomes; now the percentage has been reduced to 7% of gross incomes.

In January 2011, Colombia Telecom signed with the National Television Commission an amendment to its concession agreement with the effect of including an arbitration clause.

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

General regulatory framework

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

On December 28, 2011 OSIPTEL fixed in S/. 0.0042 per second (not including taxes) (S/. 0.30 per minute, taxes included) the maximum rate applicable to local calls made from Telefónica del Perú S.A.A’s fixed telephones to mobile telephones. This new rate is in force since December 30, 2011 and since then the fixed-mobile rates are determined by the fixed telephone operators.

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

Licenses and Concessions

Please see Appendix VI to our Consolidated Financial Statements.

Seasonality

Our main business is not significantly affected by seasonal trends.

Patents

Our business is not materially dependent upon the ownership of patents, commercial or financial contracts or new manufacturing processes.

C.     Organizational Structure

See “—History and Development of the Company” and “—Business Overview.”

D.     Property, Plant and Equipment

Our central headquarters for the Telefónica Group are located in “Distrito Telefónica,” in Madrid, Spain.

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

Following market trends, competitive environments, evolution of technologies and new multimedia and broadband services demanded by our customers, we have upgraded our networks in recent years in the following manners:

•
progressive introduction of broadband access technologies over copper: ADSL, ADSL2+, VDSL2, etc., increasing the bandwidth capacity provided to our broadband clients several times in the last nine years;

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

-
HSPA: we have been committed to the deployment of this technology in countries in which we have a presence and as of December 31, 2011, we have extended our coverage up to the majority of the urban/suburban areas, and we have increased the capacity of the network by upgrading the network technology to the latest available releases of UMTS standards 3GPP REL 6, REL 7 and REL 8;

-
LTE: together with main vendors and sharing experience with other operators, we have extensively analyzed the opportunities LTE will bring as 4G mobile technology is used to complement current network technology by creating higher capacity at lower relative cost by user/traffic unit, and, in this regard, during 2011 we implemented commercial operations using this technology in Germany, and we have continued extensive trials in other countries in Europe and Latin America with the objective of broadly launching LTE services during 2012; and

-	convergence of fixed and mobile networks, services and support systems from both technological and operational points of view.

Satellite communications

The services provided using satellite platforms include television contribution signal to feed cable and IPTV head ends, DTH television, VSAT mainly for telephony and Internet access in rural areas, emergency solutions, corporate communications and international communications.

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

During the years under review, we were managed as three business areas: Telefónica Spain, Telefónica Europe and Telefónica Latin America, each of which oversees the integrated fixed and mobile telephone and other businesses in its region. These three business areas form the basis of our segment reporting in our Consolidated Financial Statements.

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

The following table provides a reconciliation of our OIBDA to operating income for the periods indicated.

	Year ended December 31,
	2009	2010	2011
	(in millions of euro)
Operating income before depreciation and amortization	22,603	25,777	20,210
Depreciation and amortization expense	(8,956)	(9,303)	(10,146)
Operating income	13,647	16,474	10,064

The following tables provide a reconciliation of OIBDA to operating income for us and each of our business areas for the periods indicated.

	Year ended December 31, 2011
	Telefónica Spain	Telefónica Latin America	Telefónica Europe	Others and Eliminations	Total
	(in millions of euro)
Operating income before depreciation and amortization	5,072	10,941	4,233	(36)	20,210
Depreciation and amortization expense	(2,088)	(4,783)	(3,117)	(158)	(10,146)
Operating income	2,984	6,158	1,116	(194)	10,064

	Year ended December 31, 2010(1)
	Telefónica Spain	Telefónica Latin America	Telefónica Europe	Others and Eliminations	Total
	(in millions of euro)
Operating income before depreciation and amortization	8,520	13,713	4,080	(536)	25,777
Depreciation and amortization expense	(2,009)	(3,954)	(3,201)	(139)	(9,303)
Operating income	6,511	9,759	879	(675)	16,474

	Year ended December 31, 2009(1)
	Telefónica Spain	Telefónica Latin America	Telefónica Europe	Others and Eliminations	Total
	(in millions of euro)
Operating income before depreciation and amortization	9,757	9,041	3,999	(194)	22,603
Depreciation and amortization expense	(2,140)	(3,700)	(2,988)	(128)	(8,956)
Operating income	7,617	5,341	1,011	(322)	13,647

(1)
Restated for comparative purposes to show the inclusion within Telefónica Europe in 2011 of the results of both Telefónica International Wholesale Services and Telefónica North America (previously included in Telefónica Latinoamérica).

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

The following table provides a reconciliation of our net financial debt and net debt to gross financial debt at the dates indicated:

	As of December 31,
	2009	2010	2011
	(in millions of euro)
Non-current interest-bearing debt	47,607	51,356	55,659
Current interest-bearing debt	9,184	9,744	10,652
Gross financial debt	56,791	61,100	66,311
Other non-current payables	515	1,718	1,583
Other current payables (deferred payment for the acquisition of Brasilcel)	—	1,977	—
Non-current financial assets(1)	(2,736)	(3,408)	(4,830)
Current financial assets	(1,906)	(1,574)	(2,625)
Cash and cash equivalents	(9,113)	(4,220)	(4,135)
Net financial debt	43,551	55,593	56,304
Commitments related to financial guarantees	71	—	—
Net commitments related to workforce reduction	2,261	1,710	1,810
Net debt	45,883	57,303	58,114

(1)	Positive mark-to-market value of derivatives with a maturity beyond one year from the relevant statement of financial position date and other interest-bearing assets.

Significant Factors Affecting the Comparability of our Results of Operations in the Periods Under Review

Please see “Comparative information and main changes in the consolidation scope” in Note 2 to our Consolidated Financial Statements.

Significant Changes in Accounting Policies

Please see Note 3(s) to our Consolidated Financial Statements.

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

Revenues relating to the bundled contracts is allocated to the different deliverables identified, based on their relative fair values (i.e., the fair value of each individual component deliverables in relation to the total fair value of the bundled deliverables), considering that amounts contingent upon delivery of undelivered items are not allocated to delivered items.  Given that the handsets and airtime are price-sensitive and volatile in a competitive marketplace, the determination of fair values in the mobile phone business is quite complex.

Additionally, a significant change in the facts and circumstances upon which we based our fair value estimates may have an impact on the allocation of revenues among the different deliverables identified and, consequently, on future revenues.

Operating Environment

Our results of operations are dependent, to a large extent, on the level of demand for our services in the countries in which we operate.  Demand for services in those countries is affected by the performance of their respective economies, including changes in gross domestic product, or GDP, inflation, or CPI, external accounts and unemployment rates.

Operating environment by country

Spain

In 2011, Spanish GDP grew by 0.7% (Spanish National Institute of Statistics estimates), compared with a positive average annual growth rate of 3.6% in the period 1998 through 2008 and a contraction on average of 1.8% in 2009 and 2010.  This performance was explained by a contraction of internal demand, though household consumption grew at 0.1% according to Consensus Forecast’s (an independent research firm) estimates (“CFe”) in 2011 compared with an annual rate of -1.7% during 2009-10 and compared with average growth of 3.6% during the period 1998 through 2008. Investment contracted at an annual rate of 4.4% (CFe) during 2011 after a  11.3% decline on average in 2009 and 2010, compared with average annual growth of 5.6% during the period 1998 through 2008. Inflation averaged 3.2% in 2011, compared with 1.9% on average in 2009 and 2010 and -0.3% in 2009.  Despite the higher average annual inflation rate, prices in 2011 experienced a high degree of volatility throughout the year, reaching a minimum of 2.4% in December having reached a maximum of 3.8% in April.  The current account deficit for 2011 reached 4.0% of GDP (CFe), compared with 4.6% of GDP in 2010 and 5.2% of GDP in 2009. The unemployment rate reached 22.85% at the end of 2011, higher than the average rates of 20.3% in 2010 and 18.8% in 2009.

United Kingdom

In 2011, the British economy, measured in terms of GDP, grew by 0.9%, compared with a growth rate of 2.1% in 2010 and a negative growth rate of 4.4% in 2009.  Fixed capital investment decreased by 1.9% (CFe), compared with a growth of 3.1% in 2010 and a contraction of 13.4% in 2009.  Private consumption fell by 0.9% (CFe), compared with a 1.2% growth rate in 2010 after falling at an annual rate of 3.5% in 2009.  The CPI increased by an average annual growth rate of 4.5%, compared with 3.3% in 2010 and 2.2% in 2009.  The unemployment rate reached 8.4% in 2011, compared with an average annual rate of 7.8% in 2010 and 7.6% in 2009.

Germany

In 2011, the German economy grew 3.0%, after growing 3.7% in 2010 and contracting 5.1% in 2009.  Growth in 2011 was due to an expansion in fixed income investment of 6.5% (CFe) in such year, and the positive contribution of the external sector to GDP growth (exports increased 11.6% while imports grew 11%). Because of this, the current account balance declined to 5.2% in 2011, from 5.7% of GDP in 2010.  Inflation averaged 2.3% in 2011, compared with 1.1% in 2010 and 0.3% in 2009.  At the end of 2011, inflation stood at 2.1%.  At the end of 2011, the unemployment rate stood at 6.6%, compared with an average of 7.7% in 2010 and 8.1% in 2009.  In 2011, 546,250 jobs were created, compared with the 188,500 jobs created in 2010 and the 18,250 created in 2009, according to Bundesbank.

Czech Republic

The Czech economy grew 1.7% in 2011, after growing 2.6% in 2010 and contracting 4.5% in 2009.  Private consumption contracted 0.3% in 2011, expanded 0.5% in 2010 and contracted 0.3% in 2009 (Source: Consensus Forecast, with reference to data published by the Czech Statistical Office). Inflation, as measured by the CPI, grew 2.4%, compared with 2.3% in December 2010, slightly above the Central Bank objective (2%) and above the 1% level reached in 2009. The current account had a €6.1 billion deficit, higher than the €5.6 billion deficit recorded in 2010 (€4.4 billion deficit in 2009). Net foreign direct investment was slightly reduced, creating a €3.1 billion surplus in 2011. This surplus is lower than the surplus accounted in 2010 (€3.8 billion) but higher than that accounted for in 2009 (€1.4 billion). The European debt crisis had a negative impact on the Czech crown in 2011, with the average Czech crown to euro exchange rate for 2011 depreciating by 2.18%, compared with an appreciation of 5.6% in 2010 and 1.7% in 2009.

Brazil

Brazilian GDP increased more than 2% in 2011, following an increase of 7.5% in 2010 and a contraction of 0.3% in 2009.  Investment increased more than 4% in 2011, compared with an increase of 21.3% in 2010 and following a decrease of 6.7% in 2009 (Source: Brazilian Geography and Statistics Institute).  Inflation, as measured by the CPI, increased to 6.5% (above the inflation target established by the Central Bank of 4.5%), compared with 5.9% in 2010 and 4.3% in 2009.  Due to inflation, the basic interest rate, the SELIC, was increased from 10.75% to 11% in  2011.  The current account deficit reached $52.6 billion in 2011, compared with $47.3 billion in 2010 and $24.3 billion in 2009.  This deficit in 2011 was financed by capital inflows, such as foreign direct investments of $66.7 billion, and portfolio investments, of 25.1 billion.  As a consequence, international reserves rose by $63.4 billion in 2011, to a record level of $352 billion. Despite the improvement in domestic economic data, the deterioration of worldwide economic circumstances led to an increase in country risk.  The J.P. Morgan Emerging Markets Bond Index Plus (EMBI + Brazil) ended 2011 at 233 basis points, from 189 basis points at the end of 2010 and 192 basis points at the end of 2009.  As the risk increased and the global economic environment became more challenging, the exchange rate halted its appreciatory trend.  The Brazilian real depreciated against the U.S. dollar by 7.7 % in 2011, reaching an exchange rate of R$1.88 per $1.00 on December 31, 2011, from R$1.67 per $1.00 on December 31, 2010 and R$1.74 per $1.00 at the end of 2009.

Mexico

Mexico’s real GDP grew by 3.9% (CFe) in 2011, after growing 5.4% in 2010 and after contracting 6.1% in 2009. Inflation, as measured by the CPI, was 3.82% at December 2011 compared with 4.15% at December 2010, above the central bank’s target of 3% but inside its tolerance range of 2% to 4%. Despite the harsh economic downturn suffered in 2009, during 2011 the aggregate demand in Mexico has shown a stabilizing trend that began in  2010. Indeed, exports have increased by more than 7%, private consumption by almost 4.5% and investment by 7.5% compared with 2010. The current account balance posted a deficit of $10 billion in 2011, compared with $5.7 billion in 2010. These external imbalances were well financed by capital inflows and international reserves held by the central bank reached $143 billion in 2011 (amounting to 12.6% of GDP).  At December 31, 2011, the exchange rate relative to the

U.S. dollar was 13.94 Mexican pesos to the U.S. dollar (compared with the minimum of 11.65 Mexican pesos to the U.S. dollar reached in July 2011).

Venezuela

The Venezuelan economy experienced positive results in 2011, reversing the contraction experienced during the prior two years.  In 2011, GDP expanded approximately 4.0%, after contracting 1.5% in 2010.  Last year, the best results were observed in non-oil activity, which rose 4.3%. Private consumption increased 3.7% (compared with a decrease of 1.9% in 2010 and a decrease of 2.9% in 2009) despite high inflation, mainly due to the high expansion in public consumption.  In 2011, investment showed a 12.5% growth (growth of 1.0% in 2010 and a decrease of 19.1% in 2009), public consumption grew 6.0% (growth of 2.1% in 2010 and 1.5% in 2009), exports increased 5.9% (decrease of 12.9% in 2010 and 13.7% in 2009), and imports increased 13.4% (decrease of 2.9% in 2010 and 19.6% in 2009).  In terms of inflation, the national CPI rose to 27.6% in 2011, 27.2% in 2010 and 25.1% in 2009. Venezuela continues to have the highest inflation rate in Latin America. The unemployment rate reached 8.2% at the end of 2011, 8.7% at the end of 2010 and 7.9% at the end of 2009. The external accounts experienced a positive impact as a result of the recovery of oil prices, with the current account surplus increasing to $31.5 billion in 2011, in comparison with $14.4 billion in 2010 and $8.6 billion in 2009.  Additionally, the capital account deficit reached $32.6 billion in 2011, compared with deficits of $18.6 billion in 2010 and $14.0 billion in 2009. This performance generated a reduction in the central bank’s stock of international reserves to $29.9 billion at the end of 2011 (Source: Central Bank of Venezuela).

Chile

Chilean GDP grew by an estimated 6.3% (CFe) in 2011, the highest annual growth in fourteen years. A continuing strong post-earthquake output recovery was the main driver of the annual outcome, offsetting the loss of dynamism brought about by worsening global economic conditions. The unemployment rate decreased from 8.1% in 2010 to 7.1% in 2011 progressing closer to full employment levels. Inflation, measured by consumer price index (CPI), rose to 4.4% in 2011 compared with 3.0% in 2010 and -1.7% in 2009. CPI inflation surpassed the monetary policy target range (3% -/+1%) fueled by higher international oil and food prices and the emergence of demand pressures due to the outperformance of the economy. The Central Bank key interest rate was increased from 3.25% at December 2010 to 5.25% at June 2011 and remained unchanged the rest of the year. The Fiscal balance reached a surplus of 1.2% of GDP, compared with 0.4% and 4.4% GDP deficits in 2010 and 2009, respectively. Foreign direct investment net inflows accumulated $9.0 billion in 2011, increasing from $6.4 billion in 2010 and $4.8 billion in 2009. The trade balance surplus diminished from $15.9 billion in 2010 to $10.6 billion in 2011 mainly because of copper price decreases in the last part of the year. At the end of 2011 the nominal Chilean Peso to US Dollar exchange rate was $521.5, reflecting a year end Peso depreciation of 11.3%; however the local currency appreciated from an average of $510.3 in 2010 to an average of $483.7 in 2011. Throughout the year the exchange rate mainly tracked turbulences in the international financial markets.

Argentina

Argentina’s GDP grew by 7.6% in 2011 (CFe). This data is similar, but lower, to the average annual growth rates of approximately 8.5% achieved from 2003 through 2008.  The Argentine peso depreciated 7.7% relative to the U.S. dollar, closing at 4.29 Argentine pesos per U.S. dollar at the end of 2011 compared with 3.98 Argentine pesos per U.S. dollar at the end of 2010 and 3.81 Argentine pesos per U.S. dollar at the end of 2009.  The official CPI increased 9.5% in 2011 (compared with 10.9% in 2010 and 7.7% in 2009).  The current account balance showed a surplus of $1.3 billion in 2011 (CFe), which is €1.6 billion and €9.8 billion lower compared with 2010 and 2009, respectively.  The trade balance contributed significantly to this result since imports increased 30.8%, more than the 23.7 % increase in exports over the same period.  Economic conditions affected unemployment positively, which decreased to 7.1 % at the end of 2011 from 7.3% at the end of 2010 and 8.4% at the end of 2009.

Colombia

Macroeconomic conditions improved in Colombia in 2011. After GDP growth deceleration in 2009 and a recovery the following year, growth continued to accelerate in 2011. The positive performance of domestic demand components, private consumption and investment were the main drivers of this growth. Industry and retail sales continued to show significant growth over the year. Analysts forecast GDP to grow nearly 5.5% at the end of 2011 (Source: Latin Focus Consensus Forecast’s estimate). The unemployment rate averaged 10.8% in 2011, compared with 11.8% and 12% in 2010 and 2009, respectively. At the end of third quarter of 2011, the balance of payments registered a current account deficit of $6,828 million, 2.7% of GDP YTD as of September 2011, compared with 3.1% and 2.1% of GDP in 2010 and 2009, respectively. The current account deficit in 2011 was mainly financed through higher private external debt, foreign direct investment (FDI) inflows and portfolio investment. This resulted in a financial account surplus of $10,640 million (4.2% of GDP YTD as of September 2011). Despite FDI inflows and better economic outlooks for the Colombian economy (stronger economic growth and the investment grade recovery), the Colombian peso depreciated 1.5% during 2011 against the U.S. dollar (closing the year at 1,942.7 Colombian pesos per one US dollar) primarily as a consequence of the high volatility in international markets and global economic uncertainty. The inflation rate was 3.7% at the end of 2011, compared with 3.2% and 2.0% at the end of 2010 and 2009, respectively.

Peru

During 2011, the Peruvian economy, in terms of GDP, grew by 6.9% compared with 8.8% in 2010 and 0.9% in 2009. GDP growth acceleration was mainly driven by domestic private demand (Source: Central Bank of Peru). Consumer prices, as measured by the CPI, increased by 4.7% in 2011 2.7 percentage points over the center and beyond the range of the central bank’s target, compared with 2.1% in 2010 and 0.3% in 2009.  The fiscal deficit was approximately 2% GDP in 2011, compared with a fiscal deficit of 0.6% in 2010 and 1.9% in 2009. In the foreign exchange market, the Peruvian nuevo sol appreciated 4.2% against the U.S. dollar in 2011, reaching 2,696 Peruvian nuevo sol per U.S. dollar at the end of the year, compared with an appreciation of 2.9% against the U.S. dollar in 2010 and 8% in 2009. Long term capital inflows boosted international net reserves, reaching US$ 48.9 billion, compared with US$ 44.1 billion in 2010 and US$ 33.1 billion in 2009. Country risk, measured by the J.P. Morgan Emerging Markets Bond Index (EMBIG Peru), rose 60 basis points to 217 basis points in 2011, due to turmoil in European debt and financial markets. Long-term sovereign debt is currently investment grade rated by Fitch, Standard and Poor’s and Moody’s rating agencies.

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

We estimate that in 2011 variations in currencies decreased our collection and payment and cash balance by approximately €169 million and decreased our consolidated revenues by approximately 0.7%.  Currency fluctuations can also have a significant impact on our statement of financial position, particularly equity attributable to equity holders of the parent, when translating the financial statements of subsidiaries located outside the euro zone into euro.  For example, in 2011 equity attributable to equity holders of the parent decreased by €897 million due to the translation of the financial statements of our foreign subsidiaries, principally due to the depreciation of the pound sterling and Brazilian real relative to the euro.

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

	2009(1) Average	2010(1) Average	2011(1) Average	% change 2009 to 2010 Average	% change 2010 to 2011 Average
Pound Sterling	0.89	0.86	0.87	(3.37)%	1.16%
U.S. Dollar	1.39	1.32	1.40	(5.04)%	6.06%
Brazilian Real	2.76	2.33	2.33	(15.58)%	0.00%
Argentine Peso	5.17	5.18	5.74	0.19%	10.81%
Peruvian Nuevo Sol	4.18	3.74	3.83	(10.53)%	2.41%
Chilean Peso	775.80	674.36	672.25	(13.08)%	(0.31)%
Mexican Peso	18.78	16.71	17.25	(11.02)%	3.23%
Venezuelan Bolivar fuerte (2)	3.10	5.75	5.56	85.48%	(3.30)%
Czech Crown	26.44	25.29	24.59	(4.35)%	(2.77)%
Colombian Peso	2,985.07	2,509.22	2,568.67	(15.94)%	2.37%
Guatemalan Quetzal	11.33	10.66	10.83	(5.91)%	1.59%

Source: Central treasury bank of the respective countries.

(1)	These exchange rates are used to convert the income statements of our subsidiaries from local currency to euro.

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

Group Results of Operations

Please see Item 4.B “Business Overview — Group Results of Operations.”

B.     Liquidity and Capital Resources

Cash Flow Analysis

The table below sets forth consolidated cash flow information for the periods indicated.  Positive figures refer to cash inflows and those in parenthesis refer to cash outflows.

	Year ended December 31,
	2009	2010	2011
IFRS	(in millions of euro)
Net cash from operating activities	16,148	16,672	17,483
Net cash used in investing activities	(9,300)	(15,861)	(12,497)
Net cash used in financing activities	(2,281)	(5,248)	(4,912)

For a discussion of our cash flows for the years ended December 31, 2009, 2010 and 2011, please see Note 23 to our Consolidated Financial Statements.

Anticipated Uses of Funds

Our principal liquidity and capital resource requirements consist of the following:

•	capital expenditures for existing and new operations;

•	acquisitions of new licenses or other operators or companies engaged in complementary or related businesses;

•	costs and expenses relating to the operation of our business;

•	dividend, other shareholder remuneration, and pre-retirement payments; and

•	debt service requirements relating to our existing and future debt.

We have announced for 2012 a capital expenditure over revenues target similar to that achieved in 2011. This target excludes any spectrum licenses which we may acquire. In 2012, we expect to continue expanding our mobile networks, especially in 3G, selectively invest in LTE and to further enhance our fixed broadband networks with selective fiber deployment. We also expect to invest to improve IT capabilities. Finally we plan to invest in digital sources to build capabilities and a power position in the digital markets.

We may also use funds to acquire new licenses engaged in complementary or related businesses in the digital world.

We also have liquidity requirements related to the costs and expenses relating to the operation of our business, our payment of dividends, shareholder remuneration and pre-retirement payment commitments and financial and real estate investments.  In 2011, with respect to these items, we had the following principal cash expenditures: €6,852 million in connection with the payment of dividends on Telefónica S.A. shares, €3,560 million in connection with financial and net real estate investments, €807 million principally in connection with commitments under pre-retirement plans and €386 million in connection with the acquisition of Telefónica treasury shares.

We also have liquidity requirements related to debt service requirements in connection with our existing and future debt.  At December 31, 2011, we had gross financial debt of €66,311 million compared with €61,100 million at December 31, 2010.  For the amortization schedule of our consolidated gross financial debt at December 31, 2011 and a further description of financing activity in 2011, see “—Anticipated Sources of Liquidity” below.  Our net financial debt increased to €56,304 million at December 31, 2011 compared with €55,593 million at December 31, 2010.  For a reconciliation of net financial debt to gross financial debt (the sum of current and non-current interest-bearing liabilities), see “—Presentation of Financial Information—Non-GAAP financial information—Net financial debt and net debt.”

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

The following table shows the amortization schedule of our consolidated gross financial debt at December 31, 2011, as stated in euro using the European Central Bank buying rate for euro on such date.  We may have exchange rate financial derivatives as instruments assigned to the underlying debt instruments.  In 2011, the average cost of net debt, which we measure as net financial expense divided by our average net debt, was 5.22%, which, adjusting for exchange rate differences, fell to below 5% (4.91%). The table below includes the fair value of those derivatives classified as financial liabilities (negative mark-to-market) under IFRS (€313 million classified as a current financial liability and €2,136 million as a non-current financial liability).  It does not include the fair value of derivatives classified as financial assets (positive mark-to-market) under IFRS (€385 million classified as current financial assets and €4,294 million as non-current financial assets).  For a further description of liquidity risk faced by us, see Note 16 to our Consolidated Financial Statements, and for a description of our financial liabilities, see Note 13 to our Consolidated Financial Statements.

	AMORTIZATION SCHEDULE FOR THE YEAR ENDED DECEMBER 31,
	2012	2013	2014	2015	2016	Subsequent	Total

Non-convertible euro and foreign currency debentures and bonds	2,824	5,203	4,933	3,860	6,590	15,012	38,422
Promissory notes and commercial paper	1,832	—	—	—	—	—	1,832
Other marketable debt securities	—	—	—	—	—	1,985	1,985
Loans and other payables (principal and interest accrued)	5,683	2,314	2,746	4,384	2,774	3,722	21,623
Derivative financial liabilities	313	92	126	289	191	1,438	2,449
Total (*)	10,652	7,609	7,805	8,533	9,555	22,157	66,311

(*)
Estimated future interest payments as of December 31, 2011 on our interest-bearing-debt (not included above) are as follows: €3,215 million in 2012, €3,083 million in 2013, €2,638 million in 2014, €2,040 million in 2015, €1,740 million in 2016, and €7,545 million in subsequent years.  With respect to floating rate debt, we estimate future interest payments as the forward rates derived from yield curves quoted for the different currencies on December 31, 2011.

During 2011, we obtained financing of approximately €11,500 million (excluding financing under short-term commercial paper programs), mainly in connection with pre-financing the 2011 and part of the 2012 and 2013 debt maturities.

In 2011, as a part of our refinancing plan to enhance our flexibility, primarily, we issued, through Telefónica Emisiones, S.A.U.:  (i) six year bonds in an aggregate principal amount of €1,200 million, with an annual interest rate of 4.750% on February 7, 2011, increasing up to an aggregate principal amount of €1,300 million on March 21, 2011, (ii) five year bonds in an aggregate principal amount of $1,250 million, with an annual interest rate of 3.992% on February 16, 2011, (iii) ten year bonds in an aggregate principal amount of $1,500 million, with an annual interest rate of 5.462%, on February 16, 2011, (iv) five year bonds in an aggregate principal amount of €1,000 million, with an annual interest rate of 4.967% on November 3, 2011, and (v) five year bonds in an aggregate principal amount of 7,000 million Japanese yen, with an annual interest rate of 2.8247% on November 4, 2011.

On May 3, 2011, Telefónica arranged long-term financing in an amount of $376 million at fixed rates guaranteed by the export credit agency of Finland (Finnvera). This financing entails four tranches: $94 million maturing on January 30, 2020, $90 million maturing on July 30, 2020, $94 million maturing on January 30, 2021 and $98 million maturing on July 30, 2021.

On May 12, 2011, Telefónica, S.A., signed an amendment to the syndicated loan agreement entered into on July 28, 2010 whereby it was agreed that, with respect to the €5,000 million that would initially mature in July 2013, €2,000 million would be extended for another year, i.e. until July 2014, and another €2,000 million would be extended for a further three years, i.e. until July 2016.

In addition, in 2011, certain of our Latin American companies raised funds in financial markets in an aggregate principal amount equivalent to approximately €2,600 million, primarily: (a) on September 20, 2011, Vivo, S.A. arranged long-term financing with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) in an amount of 3,000 million Brazilian reais (outstanding balance at December 31,2011 was 1,004 million Brazilian reais, equivalent to €414 million); and (b) on November 22, 2011, Telefónica Móviles Chile issued five-year notes in an aggregate principal amount of approximately €165 million, structured into two tranches, the first, in the amount of 66,000 million Chilean pesos (approximately €98 million), with an annual interest rate of 6.30%, and the second, in the amount of  2 million development units (Unidades de Fomento) (approximately €66 million), determined by the Central Bank of Chile, with a yield of 3.60%.

During 2011, we have continued to be active under certain commercial paper programs (domestic and European) with an outstanding balance of €1,685 million at December 31, 2011.

At December 31, 2011, we had unused committed credit lines of approximately €10,119 million, all of which bear interest at a floating rate based on market indices, principally the Euro Interbank Offered Rate, or EURIBOR, and the London Interbank Offered Rate, or LIBOR, 24% of which are scheduled to mature prior to December 31, 2012.

In 2012, through the date of this Annual Report, we increased our €1,200 million six-year notes issued on February 7, 2011 by an aggregate of principal amount of €120 million, with an annual interest rate of 4.750%, on February 7, 2012. On February 21, 2012 we issued six-year notes in an aggregate principal amount of €1,500 million, with an annual interest rate of 4.797%. On March 12, 2012 we issued eight-year notes in an aggregate principal amount of £700 million, with an annual interest rate of 5.597%. Telefónica Europe, B.V., entered into a financing agreement on February 15, 2012, with China Development Bank in an aggregate principal amount of $375 million due in 2022. In addition, on March 2, 2012, we refinanced part of our financial liabilities related to the syndicated loan originally dated on October 31, 2005, scheduled to mature on December 14, 2012 and December 13, 2013 as follows: i) a three-year term loan facility in an aggregate amount of £729 million available from December 14, 2012 and maturing on December 14, 2015;  ii) a three-year term loan facility in an aggregate amount of £633 million available from December 14, 2012 and maturing on December 14, 2015;  iii) a five-year revolving credit facility in an aggregate amount up to €756 million available from March 2, 2012 and maturing on March 2, 2017; and iv) a five-year multicurrency revolving credit facility in an aggregate amount up to £1,469 million available from December 13, 2013 and maturing on March 2, 2017.

Our borrowing requirements are not significantly affected by seasonal trends.

Our ability to use external sources of financing will depend in large part on our credit ratings.  We believe that we are well-positioned to raise capital in financial markets.  However, negative conditions in the financial markets or a downgrade of any of the ratings of our debt by any of Fitch, Moody’s, JCR and/or Standard & Poor’s may increase the cost of our future borrowings or may make it more difficult to access the public debt markets.  In connection with the credit rating agencies’ review of our debt ratings, the rating agencies may give considerable weight to general macroeconomic and political conditions, the performance of our businesses in countries where we operate, our financial and shareholder remuneration policy, our acquisition policy, our ability to integrate acquisitions and our ability to refinance debt.

For a discussion of our liquidity and country risk management policy, see Note 16 to our Consolidated Financial Statements.

Intragroup Loans

We lend funds to our operating subsidiaries, directly or through holding companies that head our different lines of business.  At December 31, 2011, we had loans outstanding totaling €4,343 million (€5,424 million at December 31, 2010) to companies in the Telefónica Group (including subsidiaries located in Latin American countries).  These funds are derived from retained cash flows, loans, bonds and other sources (such as asset disposals).

C.       Research and Development, Patents and Licenses, etc.

Telefónica remains firmly committed to technological innovation as an essential tool for achieving competitive advantages, anticipating market trends and differentiating its products. By introducing new technologies and developing new products and business processes, we seek to become a more effective, efficient and customer-oriented Group.

Telefónica has developed an open innovation model for the management of technological innovation to boost the application of technical research in the development of new commercial products and services. Telefónica focuses on certain applied research and development (R&D) priorities that are aligned with its strategy. Open innovation initiatives driving this model include the creation of a venture capital fund and involvement in business collaboration forums, among others. The model also uses the knowledge developed at technology centers, universities and start-ups, among other sources, and encourages innovation in conjunction with other agents (e.g. customers, universities, public administrations, suppliers, content providers and other companies), making them “technological partners.” Telefónica believes it cannot rely solely on acquired technology to differentiate its products from those of its competitors and to improve its market positioning. It is also important to encourage R&D initiatives in an effort to achieve this differentiation and make inroads into other innovation activities. The Group's R&D policy is geared towards:

•	developing new products and services in order to gain market share;

•	boosting customer loyalty;

•	driving revenue growth;

•	enhancing innovation management;

•	improving business practices;

•	increasing the quality of infrastructure services to improve customer service and reduce costs;

•	promoting global products;

•	supporting open innovation; and

•	creating value from the technology generated.

In 2011, the technological innovation projects undertaken focused on sustainable innovation, process efficiency, creation of new revenues streams, customer satisfaction, consolidation of operations in new markets and technological leadership.

Technical innovation activities are a key part of Telefónica strategy of creating value through broadband communications and services, the IP network, mobile networks and new generation networks (fiber optic).

In 2011, projects were undertaken to promote greater access to information technology, new services focused on new Internet business models, advanced user interfaces, mobile television and other broadband services. These initiatives, among others, were undertaken based on our objective of rapidly identifying emerging technologies that could have a relevant impact on our businesses and pilot testing these technologies in new services, applications and platform prototypes.

Most of our R&D activities are carried out by Telefónica Investigación y Desarrollo, S.A.U. (Telefónica I+D), a wholly owned subsidiary, which focuses on providing solutions to our various lines of business. In its operations, Telefónica I+D receives the assistance of other companies and universities. Telefónica I+D’s mission is centered on enhancing the Company’s competitive positioning by leveraging technological innovation and product development. Telefónica I+D undertakes experimental and applied research and new product development with the overriding goal of broadening the range of services offered and reducing operating costs. It also provides technical assistance to the Group’s operations in Latin America and Europe.

Telefónica I+D's technological innovation activities focus on the following areas:

•	Natural P2P communication of the future, using the Internet, Web 2.0 and smartphones;

•	Video and multimedia services (combining text, audio, images and video) offering an enhanced user experience on all connected devices;

•	Advanced solutions in emerging ITC business such as e-health, and remote patient support or monitoring; and

•	M2M (machine-to-machine) service management associated with energy efficiency and mobility.

•	Cloud computing, which makes intensive use of resources available on the Web to develop, publish, commercialize and distribute applications.

•
Making use of user communication profiles to uncover opportunities to develop different products and business models (marketing campaigns, target marketing, contextual services, churn reduction, cross-selling, etc.)

•
Network and architecture services in a new global infrastructure shared by all business lines to reduce operating and maintenance costs, on which the Group can roll out new services and provide greater capacity amid increasing demand for mobile data, video content and the shift from people-based Internet to an object-based Internet.

At December 31, 2011, Telefónica I+D had 653 employees and collaborated with skilled professionals from over 80 companies and more than 50 universities.

Research and development costs at Telefónica amounted €983 million, €797 million and €693 million in 2011,2010 and 2009, respectively, representing 1.6%, 1.3% and 1.2% of consolidated revenues, respectively. These figures were calculated using guidelines of the Organisation for Economic Co-operation and Development (OECD). Using these and other guidelines, there are R&D costs that, due to the length of projects and/or accounting classifications, are not included in their entirety in the consolidated statement of financial position.

Telefónica registered 95 patents in 2011, of which 57 were registered with the Spanish patent office and 38 with patent offices in the European Union, the United States and with other international patent offices.

D.       Trend Information

We are an integrated diversified telecommunications group that offers a wide range of services, mainly in Spain, Europe, and Latin America. Our activity is based upon providing fixed and mobile services, Internet and data, pay TV and value added services, among others. Our operations in 25 countries, managed through a regional organization geared towards certain businesses units, enable us to leverage our strong local positioning, as well as the advantages afforded by our scale, two features that have been reinforced by the opportunities arising from our holdings in and strategic alliances with China Unicom and Telecom Italia.

As a multinational telecommunications company that operates in regulated markets, we are subject to different laws and regulations in each of the jurisdictions in which we provide services. We expect the regulatory landscape to continue to change in Europe as a consequence of the revised regulations resulting from the implementation of the review of the common regulatory framework currently in place in the European Union. In addition, we may also face pressure from regulatory initiatives in some countries regarding tariffs, the reform of rights of spectrum use and allocation, issues related to the quality of service, and the regulatory treatment of new broadband infrastructure deployments.

We face intense competition in most of our markets, and we are therefore subject to the effects of actions taken by our competitors. The intensity of the competition may deepen, which could have an impact on tariff structures, consumption, market share and commercial activity and negatively affect our number of customers, revenues and profitability.

However, we believe we are in a strong competitive position in most of the markets where we operate, enabling us to continue taking advantage of the growth opportunities that arise in these markets, such as by boosting both fixed and mobile broadband services and by furthering the development of services beyond connectivity, information technology services and related businesses. In this respect, we seek to lead the industry by anticipating trends in the new digital environment.

Consequently, we embarked on a restructuring in September 2011 with the aim of reinforcing our growth, actively participating in the digital world and capturing opportunities afforded by our scale and industrial alliances. This new organization gave rise to two cross-cutting areas, Telefónica Digital and Telefónica Global Resources, in addition to the Telefónica Europe and Telefónica Latin America segments. We expect this structure to bolster Telefónica’s place in the digital world, enabling it to tap growth opportunities arising in this environment, drive innovation, strengthen the product and services portfolio and maximize advantages afforded by its global customer bases in an increasingly connected world. In addition, we expect that the creation of a Global Resources operating unit will ensure the profitability and sustainability of the business by leveraging economies of scale and driving Telefónica’s transformation into a fully global company. Telefónica Europe’s and Telefónica Latin America’s objective is to reinforce the results of the business and generate sustainable growth, backed by the Global Corporation.

In Spain, following the commercial re-positioning carried out at the end of 2011, Telefónica expects to continue to intensify its commercial commitment to offering quality services, increasing the effectiveness of its sales channels and further improving the quality and features of its networks to increase customer satisfaction through targeted commercial offerings that are aimed toward ensuring the best response to their communications’ needs. In this respect, we expect to continue to boost innovation to offer the best products and services, drive the mobile and fixed broadband growth and bundling services to provide the best integrated communications solutions in the market. Efficiency will continue to play a very important role in all areas of management, both in commercial and operational areas, including systems, networks and processes. We will focus on our customers and their satisfaction, and we expect to see savings derived from the 2011 restructuring plan, while continuing to remain committed to ensuring Telefónica Spain remains a desirable place to work.

In Latin America, our strategy is based on a regional model that captures growth and efficiency of scale without losing sight of the local management of the client. The mobile business will continue to play a fundamental role as an engine of regional growth. That is why we will continue to work to improve the capacity and coverage of our networks, adapting our distribution channel to enhance the quality of our offerings both in voice and data in order to keep and attract high-value customers. Regarding the fixed telephony business, we will encourage the increase of broadband speed and expand the supply of bundled services. Meanwhile, we expect to further advance efficiency, in operational and commercial terms, and attempt to achieve further synergies by implementing global, regional and local projects.

In Europe, customers will remain at the center of our strategy and management priorities in the region in order to guarantee a high level of customer satisfaction with our services. With the objective of offering our customers the best value, we expect to boost mobile broadband services, adding new products and services to our current portfolio. In such a competitive market, we will dedicate our efforts to reinforcing our market position. Another objective in coming years is to improve operating efficiency, pursuant to which we will roll out several local and regional initiatives, with the support of Telefónica Global Resources.

In summary, in the context of intense competition and regulatory pressure on pricing, Telefónica aims to continue strengthening its business model to make it more efficient and capture the synergies arising from the integrated approach of businesses, processes and technologies, while focusing even more on the client.

This section contains forward-looking statements.  For additional information concerning forward-looking statements and the risks that could affect the matters referred to in such forward-looking statements, see “Cautionary Statement Regarding Forward-Looking Statements” above.

E.       Off-Balance Sheet Arrangements

We have commitments that could require us to make material payments in the future.  These commitments are not included in our consolidated statement of financial position at December 31, 2011 although they are described in the notes to our Consolidated Financial Statements.  For additional detail regarding our off-balance sheet commitments, see Note 21(b) and Note 16 to our Consolidated Financial Statements.

F.       Tabular Disclosure of Contractual Obligations

The following table describes our contractual obligations and commitments with definitive payment terms which may require significant cash outlays in the future.  The amounts payable (including accrued interest payments) are as of December 31, 2011.  For additional information, see our Consolidated Financial Statements.

	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 Years
	(in millions of euro)
Financial liabilities (1)(2)	66,311	10,652	15,414	18,088	22,157
Operating lease obligations (3)	9,613	1,543	2,591	2,114	3,365
Purchase and other contractual obligations(4)	2,568	1,473	737	345	13
Other liabilities (5)	2,869	696	2,173	—	—
Total	81,361	14,364	20,915	20,547	25,535

(1)	Capital (finance) lease obligations are not calculated separately and are instead included as part of our long-term debt obligations.

(2)
This item includes the fair value of those derivatives classified as current financial liabilities (negative mark-to-market) under IFRS (€313 million).  Future interest payments as of December 31, 2011 on our interest-bearing-debt (not included above) are as follows: €3,215 million in 2012, €3,083 million in 2013, €2,638 million in 2014, €2,040 million in 2015, €1,740 million in 2016 and €7,545 million in subsequent years.  With respect to floating rate debt, we estimate future interest payments as the forward rates derived from yield curves quoted for the different currencies on December 31, 2011.  It does not include the fair value of derivatives classified as financial assets (positive mark-to-market) under IFRS (€385 million classified as current financial assets and €4,294 million as non-current financial assets).  For a more detailed description of our financial derivative transactions, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and Note 16 to our Consolidated Financial Statements.  For details of the composition of this item, see “Liquidity and Capital Resources– Anticipated sources of Liquidity”).

(3)
Our operating lease obligations have in some cases extension options conditioned on the applicable law of each country.  Accordingly, we have included only those amounts that represent the initial contract period.

(4)	This item includes definitive payments due for agreements to purchase goods (such as network equipment) and services.

(5)
“Other liabilities” include: (a) long-term obligations that require us to make cash payments, excluding financial debt obligations included in the table under “Financial Liabilities” above and (b) other provisions.  Because of the nature of the risks covered by “Other liabilities” such as other provisions, it is not possible to determine a reliable schedule of potential payments, if any.  For details of the composition of other provisions, see Note 15 to our Consolidated Financial Statements.

In addition, at December 31, 2011, we had short and long term employee benefits provisions amounting to €807 million and €4,999 million, respectively.

For details of the composition of, and changes in, our debt, see “—Liquidity and Capital Resources—Anticipated Sources of Liquidity” and Note 13 to our Consolidated Financial Statements.

Item 6.    Directors, Senior Management and Employees

A.       Directors and Senior Management

During 2011, our Board of Directors met 14 times.  At March 29, 2012 our Board of Directors had met three times during 2012.  At March 29, 2012, our directors, their respective positions on our Board and the year they were appointed to such positions were as follows:
Name	Age	First Appointed	Current Term Ends
Chairman
Mr. César Alierta Izuel(1)	66	1997	2012
Vice-chairmen
Mr. Isidro Fainé Casas(1)(2)	69	1994	2016
Mr. José María Abril Pérez (1)(3)(5)(8)	60	2007	2013
Members (vocales)
Mr. Julio Linares López(1)(8)	66	2005	2016
Mr. Ignacio Moreno Martínez (3)	54	2011	2012
Mr. José Fernando de Almansa Moreno-Barreda(5)(6)(9)	63	2003	2013
Mr. Jose María Álvarez –Pallete López	48	2006	2012
Mr. David Arculus (5)(6)	65	2006	2016
Ms. Eva Castillo Sanz (6)(9)(11)	49	2008	2013
Mr. Carlos Colomer Casellas(1)(8)(10)(11)	67	2001	2016
Mr. Peter Erskine(1)(8)(9)(10)	60	2006	2016
Mr. Alfonso Ferrari Herrero (1)(4)(5)(6)(7)(9)(10)(11)	70	2001	2016

Mr. Luiz Fernando Furlán(5)	65	2008	2013
Mr. Gonzalo Hinojosa Fernández de Angulo (1)(4)(5)(7)(9)(10)(11)	66	2002	2012
Mr. Pablo Isla Álvarez de Tejera(6)(7)(10)(11)	48	2002	2012
Mr. Antonio Massanell Lavilla(2)(4)(7)(8)(11)	57	1995	2016
Mr. Francisco Javier de Paz Mancho (1)(5)(6)(7)	53	2007	2013
Mr. Chang Xiaobing (12)	54	2011	2016

(1)	Member of the Executive Commission of the Board of Directors.

(2)	Nominated by Caja de Ahorros y Pensiones de Barcelona (“La Caixa”).

(3)	Nominated by Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”).

(4)	Member of the Audit and Control Committee of the Board of Directors.

(5)	Member of the International Affairs Committee.

(6)	Member of the Regulation Committee.

(7)	Member of the Human Resources and Corporate Reputation and Responsibility Committee.

(8)	Member of the Innovation Committee.

(9)	Member of the Strategy Committee.

(10)	Member of the Nominating, Compensation and Corporate Governance Committee.

(11)	Member of the Service Quality and Customer Service Committee.

(12)	Nominated by China Unicom (Hong Kong) Limited

Board Committees

At March 29, 2012, the committees of our Board of Directors and members thereof are as follows:

Executive Commission

Our Board of Directors has expressly delegated all of its authority and power to the Executive Commission except as prohibited by Spanish corporate law, under our Articles of Association, or under our Board Regulations.  This commission is made up of fewer directors and meets more frequently than our Board of Directors.  The members of the Executive Commission are Mr. César Alierta Izuel, Mr. Isidro Fainé Casas, Mr. José María Abril Pérez, Mr. Julio Linares López, Mr. Carlos Colomer Casellas, Mr. Peter Erskine, Mr. Alfonso Ferrari Herrero, Mr. Gonzalo Hinojosa Fernández de Angulo, Mr. Francisco Javier de Paz Mancho and Mr. Ramiro Sánchez de Lerín García-Ovies, as secretary.

Audit and Control Committee

The Audit and Control Committee functions are regulated by our bylaws and our Board Regulations.  The Audit and Control Committee has the primary objective of providing support to our Board of Directors in its supervisory and oversight functions, specifically having the following responsibilities:

•
to report, through its chairman, to our shareholders at the general shareholders’ meeting regarding matters raised therein by the shareholders relating to the functions and matters of competence of the committee;

•
to propose to our Board of Directors to submit to our general meeting of shareholders the appointment of our auditors referred to in Article 264 of the Spanish Corporation Law, as well as, when appropriate, the terms of their engagement, the scope of their professional assignment and the revocation, re-appointment or non-renewal of their appointment;

•
to supervise the effectiveness of the Company's internal control system, the internal audit and the risk management systems as well as to discuss with our auditors any significant weaknesses in the internal control system detected during the audit;

•	to supervise the preparation and submission of regulated financial information;

•
to establish and maintain the necessary relations with the auditors to receive, for review by the Committee, information on all matters that may put their independence at risk, and any other matters related to the process of auditing our accounts, as well as to receive information and maintain communication with our auditors as required by laws relating to the audit process and with respect to technical regulations on auditing. In any event, the Audit and Control Committee must receive annually written confirmation from our auditors of their independence vis-à-vis the entity or entities directly or indirectly related thereto, as well as information regarding additional services of any kind provided to such entities by our auditors, or by the persons or entities related thereto, pursuant to Law 19/1988, of July 12, on Auditing of Financial Statements; and

•
to issue on an annual basis, prior to the issuance of the audit report, a report stating an opinion regarding the independence of our auditors. This report must in all cases include an opinion on the provision of the additional services referred to in the immediately preceding paragraph.

The Audit and Control Committee meets at least once per quarter and as many times as considered necessary.  During 2011, the Audit and Control Committee met 11 times and, as of the date of this Annual Report, had met three times in 2012.  The members of the Audit and Control Committee are Mr. Gonzalo Hinojosa Fernández de Angulo (chairman), Mr. Antonio Massanell Lavilla and Mr. Alfonso Ferrari Herrero.

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

The members of the Nominating, Compensation and Corporate Governance Committee are Mr. Alfonso Ferrari Herrero (chairman), Mr. Carlos Colomer Casellas, Mr. Peter Erskine, Mr. Gonzalo Hinojosa Fernández de Angulo and Mr. Pablo Isla Álvarez de Tejera.  During 2011, the Nominating, Compensation and Corporate Governance Committee met eight times, and as of the date of this Annual Report, had met three times in 2012.

Human Resources and Corporate Reputation and Responsibility Committee

The Human Resources and Corporate Reputation and Responsibility Committee is responsible for reviewing our personnel policy and making proposals to our Board of Directors regarding our personnel policy, corporate reputation, responsibility and the promotion of our values within the Telefónica Group.  The Human Resources and Corporate Reputation and Responsibility Committee met four times during 2011 and as of the date of this Annual Report had met once in 2012.  The members of the Human Resources and Corporate Reputation and Responsibility Committee are Mr. Francisco Javier de Paz Mancho (chairman), Mr. Alfonso Ferrari Herrero, Mr. Gonzalo Hinojosa Fernández de Angulo, Mr. Pablo Isla Álvarez de Tejera and Mr. Antonio Massanell Lavilla.

Regulation Committee

The Regulation Committee’s main objective is to monitor the main regulatory matters which affect us.  Another responsibility of the Regulation Committee is to act as a communication and information channel between our management team and our Board of Directors concerning regulatory matters.  The members of the Regulation Committee are Mr. Pablo Isla Álvarez de Tejera (chairman), Mr. José Fernando de Almansa Moreno-Barreda, Mr. David Arculus, Ms. Eva Castillo Sanz, Mr. Alfonso Ferrari Herrero, and Mr. Francisco Javier de Paz Mancho.

During 2011, the Regulation Committee met six times, and as of the date of this Annual Report, had met once in 2012.

Service Quality and Customer Service Committee

The Service Quality and Customer Service Committee is responsible for monitoring and reviewing the standards of quality of the main services we provide.  The Service Quality and Customer Service Committee acts as an information channel between our senior management team and our Board of Directors.  The members of the Service Quality and Customer Service Committee are Mr. Antonio Massanell Lavilla (chairman), Ms. Eva Castillo Sanz, Mr. Carlos Colomer Casellas, Mr. Alfonso Ferrari Herrero, Mr. Gonzalo Hinojosa Fernández de Angulo, and Mr. Pablo Isla Álvarez de Tejera.  During 2011 the Service Quality and Customer Service Committee met four times, and as of the date of this Annual Report, had met once in 2012.

International Affairs Committee

The International Affairs Committee is responsible for analyzing international events and matters that affect the Telefónica Group and reporting these events and possible consequences to our Board of Directors.  The International Affairs Committee pays close attention to events taking place in countries where we have operations and which may affect our competitive position, corporate image and financial results.  The International Affairs Committee also oversees our non-profit foundations in such countries.  The members of the International Affairs Committee are Mr. José Fernando de Almansa Moreno-Barreda (chairman), Mr. José María Abril Pérez, Mr. David Arculus, Mr. Alfonso Ferrari Herrero, Mr. Luiz Fernando Furlán, Mr. Gonzalo Hinojosa Fernández de Ángulo and Mr. Francisco Javier de Paz Mancho.  During 2011, the International Affairs Committee met four times, and as of the date of this Annual Report had met once in 2012.

Innovation Committee

The Innovation Committee is responsible for advising and assisting in all matters regarding innovation.  Its main object is to examine, analyze and periodically monitor the Group’s innovation projects, provide guidance and help ensure the implementation and development of innovation initiatives across the Group.  The members of the Innovation Committee are Mr. Carlos Colomer Casellas (chairman), Mr. José María Abril Pérez, Mr. Antonio Massanell Lavilla, Mr. Peter Erskine and Mr. Julio Linares López.  During 2011, the Innovation Committee met 11 times, and as of the date of this Annual Report, had met twice in 2012.

Strategy Committee

Without prejudice to any other tasks that the Board of Directors may assign thereto, the primary duty of the Strategy Committee is to support the Board of Directors in the analysis and implementation of the global strategy policy of the Telefónica Group.  The members of the Strategy Committee are Mr. Peter Erskine (chairman), Mr. José Fernando de Almansa Moreno-Barreda, Ms. Eva Castillo Sanz, Mr. Alfonso Ferrari Herrero and Mr. Gonzalo Hinojosa Fernández de Angulo.  The Strategy Committee met ten times during 2011, and as of the date of this Annual Report, had met twice in 2012.

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

Mr. Isidro Fainé Casas serves as Vice-Chairman of our Board of Directors.  For over 40 years, Mr. Fainé has worked in several financial institutions, including amongst others: Banco Atlántico, S.A., (1964), Banco de Asunción (Paraguay) (1969), Banco Riva y García, S.A. (1973), Banca Jover, S.A. (1974), and Banco Unión, S.A. (1978).  Mr. Fainé is currently chairman of Caja de Ahorros y Pensiones de Barcelona (“la Caixa”) of Caixa Bank,  S.A., of Criteria Caixaholding, S.A., and of Confederación Española de Cajas de Ahorros; vice-chairman of Abertis Infraestructuras, S.A. and of Sociedad General de Aguas de Barcelona, S.A. (AGBAR); and second vice-chairman of Repsol YPF, S.A. He is also a member of the board of directors of Banco Portugués de Investimento, S.A. (BPI), and a non-executive director of Bank of East Asia.  Mr. Fainé holds a doctorate degree in economics, a diploma in Alta Dirección (Senior Management) from IESE Business School (Instituto de Estudios Superiores de la Empresa) and an ISMP in business administration from Harvard University.  He is a member of the Royal Academy of Economics and Finance (Real Academia de Ciencias Económicas y Financieras).

Mr. José María Abril Pérez serves as Vice-Chairman of our Board of Directors.  From 1975 to 1982 he served as financial manager of Sociedad Anónima de Alimentación (SAAL).  Since then, and until he joined the Banco Bilbao Vizcaya Argentaria Group (BBVA), he was financial manager of Sancel-Scott Ibérica, S.A. In 1985 he joined Banco Bilbao, S.A. as managing director of Investment Corporate Banking.  From January to April 1993, he was appointed executive coordinator of Banco Español de Crédito, S.A. In 1998, he became general manager of the Industrial Group of BBVA.  In 1999, he was appointed member of the executive committee of the BBVA Group.  He has also been a member of the board of directors of Repsol, S.A., Iberia, S.A. and Corporación IBV.  In 2002 he became managing director of the Wholesale and Investment Banking Division and a member of the executive committee of BBVA, and he is now in early retirement.  Until July 2007, he was vice president of Bolsas y Mercados Españoles, S.A. He is currently a member of the board of directors of Advancell, S.A. He holds a degree in economics from the University of Deusto (Bilbao, Spain) and he has been professor at such university for nine years.

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

Mr. José María Álvarez-Pallete López serves as a director of our Board of Directors and, since September 11, 2011, as Chairman of Telefónica Europe.  He began his career at Arthur Young Auditors in 1987.  In 1988, he joined Benito & Monjardín/Kidder, Peabody & Co., where he held various positions in the research and corporate finance departments.  In 1995, he joined Valenciana de Cementos Portland, S.A. (Cemex) as head of the Investor Relations and Studies department.  In 1996 he was promoted to chief financial officer of Cemex Group in Spain, and in 1998, to chief administration and financial officer of Cemex in Indonesia, headquartered in Jakarta, and he was appointed member of the Board of Cemex Asia, Ltd.  In February 1999 he joined the Telefónica Group as general manager of Finance for Telefónica International, S.A. In September of the same year he was promoted to chief financial officer of Telefónica.  In July 2002, he was appointed chairman and chief executive officer of Telefónica Internacional, S.A., in July 2006 general manager of Telefónica Latinoamérica, and in March 2009, Chairman of Telefónica Latinoamérica. Mr. Álvarez-Pallete holds a degree in economics from the Complutense University of Madrid.  He also studied economics at the Université Libre de Belgique and holds an International Management Program from the Pan-American Institute of Executive Business Administration (IPADE) and an advance research degree (DEA) from the department of finance and accounting of the Complutense University of Madrid.

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

Ms. Eva Castillo Sanz serves as a director of our Board of Directors.  Ms. Castillo began her career at the Spanish broker Beta Capital Sociedad de Valores, S.A., where she worked for five years.  After that, she worked for another five years for Goldman Sachs International in London in the International Equities department.  In 1997 Ms. Castillo joined Merrill Lynch as head of Equity Markets for Spain and Portugal.  In 1999, she was promoted to Country Manager for Spain and Portugal and in 2000 she became chief executive officer of Merrill Lynch Capital Markets Spain.  After that, Ms. Castillo was appointed chief operating officer for EMEA Equity Markets.  In October 2003 she was appointed head of Global Markets & Investment Banking in Spain and Portugal, as well as president of Merrill Lynch Spain.  Until December 2009, she headed Global Wealth Management business operations in Europe, the Middle East and Africa, including Merrill Lynch Bank (Suisse) and the International Trust and Wealth Structuring business.  She was a member of the Merrill Lynch EMEA Executive Committee, the Global Wealth Management Executive and Operating Committees.  Ms. Castillo is currently director of Old Mutual, plc. Ms. Castillo holds degrees in business, economics and law (ICADE – E3) from the Universidad Pontificia de Comillas of Madrid.

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

Mr. Peter Erskine serves as a director of our Board of Directors.  He began his career in the field of marketing and trade mark management in Polycell and in Colgate Palmolive.  He worked for several years at the Mars Group, serving as vice-chairman for Europe of Mars Electronics.  In 1990 he was appointed vice-president of Marketing and Sales of Unitel.  From 1993 to 1998, he held a number of senior positions, including director of British Telecom  (BT) Mobile and president and chief executive officer of Concert.  In 1998 he became managing director of BT Cellnet.  Subsequently, in 2001 he became chief executive officer and a director of the board of directors of Telefónica Europe, Plc.  In 2006 he became executive chairman of Telefónica Europe, Plc (until December 31, 2007 after which he became a non-executive Director) and from July 2006 until December 2007 he served as general manager of the business unit Telefónica Europe.  In 2008, he joined the Telecom Advisory Boards of Apax Partners and MacQuarie European Infrastructure Fund, and become a member of the Strategy Advisory Committee of Henley Management Centre.  In January 2009 he joined the Board of Ladbrokes Plc.

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

Mr. Luiz Fernando Furlán serves as a director of our Board of Directors.  Throughout his career he has been a member of the board of directors of several companies in Brazil and abroad such as Sadia, S.A., Embraco, S.A. (Brasmotor Group-Brazil) and Panamco (Pan American Beverages, Inc.  – USA).  He was also member of the consulting board of IBM in Latin America and of ABN Amro Bank in Brazil, as well as chairman of Brazilian Chicken Exporters Association (ABEF), Brazilian Association of Public Owned Companies (ABRASCA) and of Mercosur European Union Business Forum (MEBF).  He also was vice-president of São Paulo Entrepreneurs Association (FIESP).  From 2003 to 2007 he was Minister of Development, Industry and Foreign Trade of Brazil.  Currently he is chairman of the board of directors of BRF-Brasil Foods, S.A. and of Amazonas Sustainability Foundation and member of the board of directors of Amil Participações S.A. and of AGCO Corporation, and member of the Advisory/Consultive Board of Panasonic (Japan), McLarty & Associates (USA) and Wal-Mart Stores Inc. (USA).  He holds a degree in chemical engineering from the Industrial Engineering Faculty of São Paulo and in business administration from University of Santana (São Paulo), with specialization in financial administration from Fundação Getúlio Vargas (São Paulo).

Mr. Gonzalo Hinojosa Fernández de Angulo serves as a director of our Board of Directors.  He began his career in 1966 in Cortefiel, S.A. and served in several management positions since then.  From 1976 to 1985 Mr. Hinojosa was general manager of Cortefiel, S.A. and from 1985 until 2005 he served as chief executive officer of Cortefiel Group, a post which he combined with his appointment as chairman from 1998 until 2006.  From 1991 through 2002, he served as a director of Banco Central Hispano Americano, S.A. and as a director of Portland Valderribas, S.A. He has also served as a director of Altadis, S.A. (1998-2007) and of  Dinamia Capital Privado, S.A., SCR.  Mr. Hinojosa has a degree in industrial engineering from the Industrial Engineers Technical School of the Polytechnic University of Madrid (Escuela Técnica Superior de Ingenieros Industriales de la Universidad Politécnica de Madrid).

Mr. Pablo Isla Álvarez de Tejera serves as a director of our Board of Directors.  Mr. Isla began his career in 1989 as Government Attorney (Abogado del Estado), and he joined the Body of Government Attorneys that year, in the first position of the candidates, for the Spanish Ministry of Transportation, Tourism and Communications.  In 1991 he moved to the General Management of the Legal Services of the Spanish Government (Dirección General del Servicio Jurídico del Estado).  From 1992 to 1996, Mr. Isla served as general manager of the Legal Services Department of Banco Popular, S.A. In 1996, he was appointed general manager of the National Heritage Department of the Treasury Department of Spain (Ministerio de Economía y Hacienda).  He also served as General Secretary of Banco Popular Español, S.A. from 1998 to 2000.  In July 2000, Mr. Isla was appointed chairman of the board of Grupo Altadis and co-chairman of the company.  In June 2005, Mr. Isla was appointed the deputy chairman and chief executive officer of Inditex, S.A.. Since 2011, Mr. Isla has been the Chaiman of Inditex, S.A. Mr. Isla has a degree in law from the Complutense University of Madrid.

Mr. Antonio Massanell Lavilla serves as a director of our Board of Directors.  In 1971 he joined the Caja de Ahorros y Pensiones de Barcelona (“la Caixa”), where he held several posts and in 1990, he was appointed assistant manager and secretary of the Steering Committee, and from 1999 to June 2011 he served as executive general assistant manager.  In the same year, he was appointed member of the board of directors of Sociedad Española de Medios de Pago, S.A. From 1992 to 1994, Mr. Massanell served as Chairman of the Steering Committee of Sistema 6000 de la Confederación Española de Cajas de Ahorros, and director of Visa Spain (1995-1998), Autema (1991-2003), Colonial Real Estate (1992-2003), Baqueira Beret (1998-2006) and Occidental Hotels Management, B.V.

(2003-2007).  Mr. Massanell is currently general manager of Caixa Bank and a member of the boards of directors of e-la Caixa, S.A., Boursorama, S.A., Caixa Capital Risc, S.G.E.C.R., S.A., Mediterránea Beach & Golf Community, S.A. and Serveis Informátics “La Caixa,” S.A. He is also chairman of Port Aventura Entertainment, S.A. and Barcelona Digital Centre Tecnológic (former Fundació Barcelona Digital).  Mr. Antonio Massanell Lavilla holds a degree in economics from the University of Barcelona.

Mr. Ignacio Moreno Martínez serves as a director on our Board of Directors. Previous posts include Head of Corporate Banking and Private Equity at Banco de Vizcaya, Banco Santander de Negocios, and Mercapital. He also served as Deputy General Manager of Corporate and Institutional Banking at Corporación Bancaria de España, S.A. – Argentaria, CEO of Desarrollo Urbanístico Chamartín, S.A., and Chairman of Argentaria Bolsa, Sociedad de Valores. In addition, he also served as General Manager of the Chairman’s Office at Banco Bilbao Vizcaya Argentaria, S.A., and CEO of Vista Capital Expansión, S.A., SGECR – Private Equity. Mr. Moreno is currently CEO of N+1 Private Equity. Mr. Moreno holds a degree in Economics and Business Studies from the University of Bilbao, a Master’s degree in Marketing and Sales Management from the Instituto de Empresa and an MBA from INSEAD.

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

Mr. Chang Xiaobing serves as a director of our Board of Directors. Prior to joining China United Telecommunications Corporation, Mr. Chang served as Deputy Director of the Nanjing Municipal Posts and Telecommunications Bureau of Jiangsu Province, Deputy Director General of the Directorate General of Telecommunications of the Ministry of Posts and Telecommunications, and Deputy Director General and Director General of the Department of Telecommunications Administration of the former Ministry of Information Industry, as well as Vice President of China Telecommunications Corporation. Mr. Chang became the Chairman of China United Telecommunications Corporation in November 2004. He was appointed in December 2004 as an Executive Director, Chairman and Chief Executive Officer of China Unicom (Hong Kong) Limited. In December 2008, China United Telecommunications Corporation changed its company name to China United Network Communications Group Company Limited ("Unicom Group"). He serves as the Chairman of Unicom Group, China United Network Communications Limited ("A Share Company") and China United Network Communications Corporation Limited ("CUCL"), respectively. Mr. Chang graduated in 1982 from the Nanjing Institute of Posts and Telecommunications with a bachelor's degree in telecommunications engineering and received a master's degree in business administration from Tsinghua University in 2001. He received a doctor's degree in business administration from the Hong Kong Polytechnic University in 2005.

Executive Officers/Management Team

At March 29, 2012, our executive management team consisted of the following individuals:
Name	Position	Appointed	Age
Mr. César Alierta Izuel	Chairman of the Board of Directors and Chief Executive Officer	2000	66
Mr. Julio Linares López	Chief Operating Officer	2007	66
Mr. José María Álvarez –Pallete López	Chairman of Telefónica Europe	2011	48
Mr. Guillermo Ansaldo Lutz	General Manager of Global Resources	2011	50
Mr. Matthew Key	Chairman of Telefónica Digital	2011	49
Mr. Santiago Fernández Valbuena	Chaiman of Telefónica Latin América	2002	54
Mr. Luis Abril Pérez	Technical General Secretary to the Chairman	2002	64

Name	Position	Appointed	Age
Mr. Calixto Ríos Pérez	General Manager of Internal Audit	2002	67
Mr. Ángel Vilá Voix	General Manager of Finance and Corporate Development	2011	47
Mr. Ramiro Sánchez de Lerín García-Ovies	General Legal Secretary and Secretary to the Board	2003	57

Biographies of the Executive Officers and Senior Management

We present below the biographies of our executive officers and senior management who do not also serve on our Board of Directors.

Mr. Guillermo Ansaldo Lutz serves as General Manager of Global Resources since September 2011, and he is also member of the Executive Committee of Telefónica.  From 1989 to 2000 he worked for McKinsey & Company holding different positions in Spain and Argentina.  In 1995, he was appointed partner of McKinsey & Company in Argentina.  From 2000 to 2004 he was the chief executive officer of Telefónica de Argentina, S.A. and since April 2005, he held the position of chief executive officer of Telefónica de España, S.A. From December 2007 to September 2011 he was Chairman and CEO of Telefónica España. He holds a degree in industrial engineering from the Universidad de Buenos Aires and an MBA from The Amos Tuck School of Business Administration, Dartmouth College.

Mr. Matthew Key serves as Chairman of Telefónica Digital since September 2011 and is a member of the Executive Committee of Telefónica.  From 1984 until 1998 he held various positions of responsibility in Arthur Young, the Grand Metropolitan Plc (1988), Coca Cola & Schweppes Beverages Ltd (1993-1995), Kingfisher Plc and finally, from 1998 to 2002, Vodafone Plc.  From 2000 to 2002 he worked as non-executive director of Vodafone Egypt.  He has served as chairman and non-executive director of Tesco Mobile since 2003.  In February 2002, he was appointed chief financial officer of Telefónica UK until December 2004.   In January 2005, he was appointed chief executive officer of Telefónica UK. He was appointed chairman and chief executive of Telefónica Europe in November 2007, a post he held until September 2011. He holds a “first class” honours degree in economics from Birmingham University.

Mr. Santiago Fernández Valbuena serves as Chairman of Telefónica Latinoamérica and is a member of the Executive Committee of Telefónica. He has served as our chief financial officer since July 2002 to 2010 and from 2010 to September 2011 General Manager of Strategy, Finance and Development. He joined Telefónica Group in 1997 as chief executive officer of Fonditel, Telefónica’s pension assets manager.  Previously, he was the managing director of Societé Génerale Equities, and also head of Equities & Research at Beta Capital in Madrid.  Mr. Fernández Valbuena served as president of the Research Commission at the Spanish Institute of Financial Analysts.  He has held senior teaching positions at Complutense University, and with the MBA programs of the Manchester Business School and Instituto de Empresa.  He holds a degree in economics from the Universidad Complutense of Madrid and he also holds an M.S. and a PhD degree in economics and finance from Northeastern University in Boston (United States).

Mr. Luis Abril Pérez serves as our Technical General Secretary to the Chairman and is a member of the Executive Committee of Telefónica.  Mr. Abril started his professional career as a microeconomics professor in the Commercial University of Deusto, where he went on to head its Finance Department.  In 1978, he moved to Banco de Vizcaya, S.A., as treasury director and then worked as head of the president’s technical department.  During his work with the Banco Bilbao Vizcaya Group (1988 to 1991), he acted as general director for the Asset Management division.  From 1994 to 1999, Mr. Abril acted as general manager for Banco Español de Crédito, S.A. (Banesto), and he later acted as general manager of research and communications for Banco Santander Central Hispano, S.A. (1999 to 2001).  He is also non-executive Vice President and Member of the Board of Directors in Canal+ DTS, Member of the Board of Directors in Deusto and Member of the Board of Directors in Council of the Americas-Americas Society. Mr. Abril holds a degree in economics and a law degree from the Commercial University of Deusto and he also holds an MBA from the North European Management Institute, Oslo, Norway.

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

Mr. Ramiro Sánchez de Lerín García-Ovies serves as our General Secretary and Secretary to our Board of Directors.  He is also a member of the Executive Committee. He began his career in Arthur Andersen, first working for its audit department and later for its tax department.  In 1982, he became a Government Attorney (Abogado del Estado) and started working for the local tax authorities in Madrid (Delegación de Hacienda de Madrid).  Afterwards he was assigned to the State Secretariat for the European Communities and later to the Foreign Affairs Ministry.  He has been general secretary and secretary of the Board of Elosúa, S.A., Tabacalera, S.A., Altadis, S.A. and Xfera Móviles, S.A. He has also held teaching positions in Instituto Católico de Administración y Dirección de Empresas (ICADE), Instituto de Empresa and Escuela de Hacienda Pública.

Mr. Ángel Vilá Boix serves as our General Manager for Finance and Corporate Development and is a member of the Executive Committee at Telefónica, S.A. Prior to joining Telefónica, he held positions at Citigroup, McKinsey&Co, Ferrovial and Planeta. Mr. Vilá joined Telefónica in 1997 as Group Controller, moving on to become CFO of Telefónica Internacional, where he led the Telebras privatization team. In 2000, he was appointed Group Head of Corporate Development. He is member of the Boards of Directors of Telco SpA and Digital+. He previously served on the Boards of BBVA and Endemol, and on the Advisory panel of Macquarie MEIF funds. He graduated in Industrial Engineering from Universitat Politècnica de Catalunya and holds a MBA from Columbia University (New York).

B.       Compensation

Please see Note 21(f) to our Consolidated Financial Statements.

Incentive Plans

Please see Note 20 to our Consolidated Financial Statements.

C.       Board Practices

Please see “—Directors and Senior Management” above.

D.       Employees

Please see “ Headcount and employee benefits” in Note 19 to our Consolidated Financial Statements.

E.     Share Ownership

At March 29, 2012, the following members of our Board of Directors beneficially owned directly or indirectly an aggregate of 7,188,521 shares, representing approximately 0.158% of our capital stock.

Name	Percentage of Shares Beneficially Owned
Mr. César Alierta Izuel	0.094%
Mr. Isidro Fainé Casas	0.011%
Mr. Julio Linares López	0.009%
Mr. José María Abril Pérez	0.004%
Mr. José Fernando de Almansa Moreno-Barreda	0.000%
Mr. Jose María Álvarez-Pallete López	0.007%
Mr. David Arculus	0.000%
Ms. Eva Castillo Sanz	0.002%
Mr. Carlos Colomer Casellas	0.002%

Name	Percentage of Shares Beneficially Owned
Mr. Peter Erskine	0.001%
Mr. Alfonso Ferrari Herrero	0.013%
Mr. Luiz Fernando Furlán	0.000%
Mr. Gonzalo Hinojosa Fernández de Angulo	0.011%
Mr. Pablo Isla Alvarez de Tejera	0.000%
Mr. Antonio Massanell Lavilla	0.000%
Mr. Ignacio Moreno Martínez	0.000%
Mr. Francisco Javier de Paz Mancho	0.001%
Mr. Chang Xiaobing	0.000%

At March 29, 2012, members of our executive management team (excluding members of our Board of Directors listed above) beneficially owned an aggregate of 1,435,241 of our shares, representing approximately 0.03 % of our capital stock.

None of our directors or executive officers beneficially owned shares representing one percent or more of our share capital at March 29, 2012.

None of our directors and executive officers held options in respect of shares representing one percent or more of our share capital at March 29, 2012.

Item 7.     Major Shareholders and Related Party Transactions

A.       Major Shareholders

General

At March 29, 2012, we had 4,563,996,485 shares outstanding, each having a nominal value of €1.00 per share.  All outstanding shares have the same rights.

At March 29, 2012, according to information provided to us or to the Spanish National Securities Commission, the CNMV, beneficial owners of 3% or more of our voting stock were as follows:
Name of Beneficial Owner	Number of Shares	Percent
Banco Bilbao Vizcaya Argentaria, S.A.(1)	258,217,137	5.657%
Caja de Ahorros y Pensiones de Barcelona (“la Caixa”)(2)	246,898,917	5.410%
Blackrock, Inc.(3)	177,257,649	3.88%

(1)	Based on the information provided by Banco Bilbao Vizcaya Argentaria, S.A. as at December 31, 2011 for the 2011 Annual Report on Corporate Governance.
(2)
Based on information provided by Caja de Ahorros y Pensiones de Barcelona, “la Caixa” as at December 31, 2011 for the 2011 Annual Report on Corporate Governance.  The 5.409% indirect shareholding in Telefónica is owned by Caixa Bank, S.A.

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

At December 31, 2011 approximately 252,954,331 of our shares were held in the form of ADSs by 870 holders of record, including Cede & Co., the nominee of the Depository Trust Company.  The number of ADSs outstanding was 163,944,981 at December 31, 2010.

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

B.       Related Party Transactions

During 2011 and through the date of this Annual Report, none of our directors nor any member of our management team has been involved in any related party transactions with us.

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

Two of our major shareholders are financial institutions.  We have entered into related party transactions with both companies within our ordinary course of business, and always on arm’s length terms.  During 2011, the executed transactions were generally loans, capital markets or derivative transactions provided to us by these financial institutions and agreements for us to provide telecommunications and broadband services to such institutions.

Related Party Transactions with Significant Shareholders

Please see Note 10 to our Consolidated Financial Statements.

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

At December 31, 2011, as recorded in our parent company accounts, we loaned a total of €4,343 million (€5,424 million at December 31, 2010) to companies of the Telefónica Group while companies of the Telefónica Group and their associates loaned us a total of €51,848 million (€50,320 million at December 31, 2010), of which €10,048 million (€10,063 million at December 31, 2010) was loaned to us by Telefónica Europe, B.V. and €32,078 million (€29,424 million at December 31, 2010) was loaned to us by Telefónica Emisiones S.A.U., our financing subsidiaries devoted to raising funds in the capital markets, €7,380 million (€9,011 million at December 31, 2010) was loaned to us by Telefónica Finanzas, S.A.U., our subsidiary in charge of financial support for Telefónica Group companies and €2,332 million (€1,812 million at December 31, 2010) was loaned by us to Telfisa Global, B.V., our financing subsidiary charged with centralizing and managing the cash pooling of our subsidiaries in Latin America, Europe and the United States.

With respect to the balances with associated companies, the line item “Non-current financial assets” on the consolidated statement of financial position at December 31, 2011, includes “Loans to Associates”  amounting to €685 million (€647 million at December 31, 2010).

C.       Interests of Experts and Counsel

Not applicable.

Item 8.    Financial Information

Consolidated Financial Statements

Please see Item 18.

Legal Proceedings

Telefónica and its group companies are party to several legal proceedings which are currently in progress in the courts of law and the arbitration bodies of the various countries in which we are present.

Based on the advice of our legal counsel it is reasonable to assume that these legal proceedings will not materially affect our financial position or solvency, regardless of the outcome.  We highlight the following unresolved legal proceedings or those underway in 2011:

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

This claim was rejected by the Cologne Administrative Court.  Quam GmbH appealed the decision before the Supreme Administrative Court of North Rhine-Westphalia, which also rejected its appeal.  Quam GmbH filed a new appeal before the Federal Supreme court for Administrative Cases, which appeal was also rejected on August 17, 2011.  Finally, in October 2011, Quam GmbH submitted a constitutional complaint before the Federal Constitutional Court that it is still pending resolution.

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

The ECTA (European Competitive Telecommunications Association) has submitted an application dated November 4, 2010 to intervene in the ruling supporting the EU’s conclusions. Telefónica objected the intervention of ECTA on December 7, 2010.  A hearing was held on May 23, 2011.  On March 29, 2012, the General Court of the EU has upheld the decision of the EC. Telefónica will lodge an appeal with the European Court of Justice for its annulment.

Appeal against the decision by Agencia Nacional de Telecomunicações (ANATEL) regarding the inclusion of interconnection and network usage revenues in the Fundo de Universalização de Serviços de Telecomunicações (FUST).

Brasilcel (Vivo) Group operators, together with other Brazilian mobile operators, appealed ANATEL’s decision of December 16, 2005, to include interconnection and network usage revenues and expenses in the calculation of the amounts payable into the Fund for Universal Access to Telecommunications Services (Fundo de Universalização de Serviços de Telecomunicações, or FUST for its initials in Portuguese), a fund to pay for the obligations to provide universal service, with retroactive application from 2000.  On March 13, 2006, the Brasilia Federal Regional Court granted the injunction requested by the appellants, preventing ANATEL’s decision from being applied.  On March 6, 2007, a ruling in favor of the mobile operators was issued, stating that it was not appropriate to include the revenues received from other operators in the taxable income for the FUST calculation and rejecting the retroactive application of ANATEL’s decision.  ANATEL filed an appeal to overturn this decision with the Brasilia Regional Federal Court no.1.  This appeal is pending resolution.

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

In February 3, 2009, the Public Ministry of the State of São Paulo initiated proceedings against Telesp for alleged repeated malfunctioning in the telecommunication services provided by Telesp.  The proceedings sought compensation for damages to the customers affected.  A general claim was filed by the Public Ministry of the State of São Paulo suggesting an indemnification of 1,000 million Brazilian reais, calculated on the company’s revenues base over the last five years.  Telesp’s potential responsibility will only be known in the calculation and enforcement of the award by affected consumers.

This proceeding was suspended via resolution dated November 5, 2009, for a period of 90 days, to assess the proposed agreement being negotiated between the parties. As no agreement was reached, the suspension was lifted and the procedure remains in the courts. A judgment was issued on April 20, 2010, imposing payment of damages suffered by all consumers who proved to be eligible for the award. Telesp filed an appeal on May 5, 2010, which is still pending. It is not currently possible to evaluate the amount involved in this lawsuit.

Case before the Directorate General for Competition of the European Commission – Telefónica / Portugal Telecom

On January 5, 2011, the European Commission sent a request to Telefónica, S.A. for information on the agreements entered into with Portugal Telecom SGPS, S.A. (Portugal Telecom) for the purchase of its ownership interest in Brasilcel, a joint venture in which both parties own an interest in the Brazilian company, Vivo. On January 19, 2011, the European Commission initiated formal proceedings to investigate whether Telefónica and Portugal Telecom had infringed on European Union anti-trust laws with respect to a clause contained in these agreements. After responding to a number of requests for information from the European Commission, on September 24, 2011, Telefónica received a list of charges from the European Commission. On January 13, 2012, it presented its response to the charges.  Due to the preliminary nature of these proceedings, we are unable to form an opinion concerning the amount of any potential liability related to this matter or the likelihood of an adverse judgment.

Tax proceedings

Brazil tax proceedings

On June 13, 2011 the Treasury of the State of São Paulo initiated new proceedings against Telesp (currently Telefónica Brasil) with respect to the services subject to the ICMS tax (VAT-like tax on telecommunications services).

Telefónica is currently engaged in discussions with the Treasury of the State of São Paulo concerning which telecommunications services should be subject to this tax. Specifically, the Tax Administration has demanded the payment of the ICMS on services that are complementary or supplementary to the basic telecommunication services. As of the date of this annual report, Telefónica has challenged every resolution resulting from a legal or administrative proceeding regarding this claim. The aggregate amount of these proceedings  including interest, penalties and other items as of the date of this annual report was approximately €1,077 million.

Proceeding against Telefónica del Perú, S.A.A. regarding the income tax for years 2000 and 2001

On February 11, 2011, Telefónica del Perú, S.A.A. was notified of an adverse decision by the tax court in a matter initiated by tax authorities in 2005 relating to income tax payments for the 2000 and 2001 tax years. The dispute relates to the deductibility of certain expenses (such as financial expenses, provision for bad debts, leases and personnel expenses) and the tax neutrality of the restructuring process carried out by Telefónica del Perú, S.A.A. in January, 2000.

Telefónica del Perú, S.A.A. filed a legal action in the relevant court, seeking to reverse the administrative resolution, as the Company believes that this ruling has no reasonable basis.  However, pursuant to an enforcement resolution issued by the Peruvian tax authority (SUNAT) Telefónica del Perú has paid approximately € 38 million. An appeal has been filed against the said resolution in order to get the money back until a final decision on the merits is released.

For information on legal proceedings related to tax matters, see Note 17 to our Consolidated Financial Statements.

Dividend information and shareholders’ return

Dividend background

The table below sets forth the annual dividends declared per share and the year to which such dividends correspond.  Generally, the dividend for a given year is paid in two tranches, one in the second-half of the relevant year and the other during the first half of the following year.
Year ended December 31,	Dividends per share
(euro)
2011(1)	1.60
2010	1.40
2009	1.15
2008	1.00
2007	0.75

(1)
A cash dividend of €0.77 per share was paid on November 7, 2011, charged against unrestricted reserves.   The remaining amount (€0.83), will be paid in May 2012. With the payment of this dividend, we will have completed our stated commitment to distribute a dividend of €1.60 per share.

Additionally, our Board of Directors analyzed and positively considered a revision of our shareholder remuneration targets announced in October 2009, which were established considering an economic and operating environment and financial market conditions that have changed materially since then.  In the current environment and considering our stock market valuation, we have decided to anticipate a flexible shareholder remuneration scheme, initially set for 2013, while maintaining remuneration for our shareholders that is compatible with our strategy of sustained investment in our business, including spectrum acquisition, capturing growth opportunities in our markets and enhancing our financial flexibility.

Total shareholder remuneration for the year 2012 is expected to amount to €1.50 per share, including the payment of a cash dividend of €1.30 per share and a share buyback for the remaining amount. Treasury shares acquired will be amortized and the share buyback is scheduled for completion by May 2013.

For the year 2013, the estimated minimum total shareholder remuneration per share will be similar to that for 2012 (€1.50 per share). The remuneration mix (dividend, share buyback or the combination of both) will be determined by us considering market conditions and investor preferences at that time.

Payments of any future dividends will be dependent on our results of operations, liquidity and capital resources and market conditions at the time, all of which may be influenced by a variety of factors.  See “Cautionary Statement Regarding Forward-Looking Statements.”

Treasury shares and share buyback program

We held the following Telefónica, S.A. shares as treasury shares at the dates indicated:

	Number of shares	Acquisition price (euro per share)	Trading price(1) (euro per share)	Market value(2) (in millions of euro)	Percentage of our capital stock(3)
Treasury shares at December 31, 2011	84,209,364	15.68	13.39	1,127	1,84508%
Treasury shares at December 31, 2010	55,204,942	17.01	16.97	937	1.20957%
Treasury shares at December 31, 2009	6,329,530	16.81	19.52	124	0.13868%

(1)	Closing price of our shares on the Automated Quotation System of the Spanish stock exchange at the indicated dates.

(2)	Market value is calculated as trading price times number of shares held on treasury at the indicated dates.

(3)	Calculated using capital stock at each date.

These treasury shares are directly owned by Telefónica, S.A., except for 1 share held by Telefónica Móviles Argentina, S.A. as of December 31, 2011 (16,896 treasury shares held by Telefónica Móviles Argentina, S.A. at December 31, 2010).

The following transactions involving treasury shares were carried out in 2010 and 2011:

Number of shares
Treasury shares at December 31, 2011	84,209,364
Acquisitions	55,979,952
Performance Share Plan	(2,900,189)
Disposals	(24,075,341)
Treasury shares at December 31, 2010	55,204,942
Acquisitions	52,650,000
Performance Share Plan	(2,964,437)
Disposals	(810,151)
Treasury shares at December 31, 2009	6,329,530

The amount paid to acquire Telefónica, S.A. shares in 2011 was €822 million (€897 million in 2010).

At the date of authorization for issue of our Consolidated Financial Statements, we held 234 million call options on treasury shares subject to physical settlement (options on 190 million and 160 million treasury shares at December 31, 2011 and 2010, respectively).

Item 9.     The Offering and Listing

A.       Offer and Listing Details

General

Our ordinary shares, nominal value €1.00 each, are currently listed on each of the Madrid, Barcelona, Bilbao and Valencia stock exchanges and are quoted through the Automated Quotation System under the symbol “TEF.”  They are also listed on various foreign exchanges such as the London and Buenos Aires stock exchanges.  Our ADSs are listed on the New York Stock Exchange and the Lima Stock Exchange.

The table below sets forth, for the periods indicated, the reported high and low quoted closing prices, as adjusted for all stock splits, for our shares on the Madrid Stock Exchange, which is the principal Spanish market for our shares, and our ADSs on the New York Stock Exchange:

	Per Share (in euro)		Per ADS (in dollars)(1)
	High	Low	High	Low
Year ended December 31, 2007	23.260	15.200	34.37	20.15
Year ended December 31, 2008	22.780	12.730	33.97	15.88
Year ended December 31, 2009	19.750	13.690	29.69	17.24
Year ended December 31, 2010	19.820	14.875	28.55	17.81
Year ended December 31, 2011	18.655	12.690	27.08	16.58
Quarter ended March 31, 2010	19.820	16.440	28.55	22.53
Quarter ended June 30, 2010	18.090	14.875	24.72	17.81
Quarter ended September 30, 2010	18.410	15.090	24.91	19.05
Quarter ended December 31, 2010	19.595	16.390	27.56	21.33
Quarter ended March 31, 2011	18.655	16.580	25.74	21.61
Quarter ended June 30, 2011	18.230	16.020	27.08	22.63
Quarter ended September 30, 2011	16.985	12.690	24.79	17.80
Quarter ended December 31, 2011	15.830	12.835	22.54	16.61
Month ended September 30, 2011	14.590	12.690	20.70	17.80
Month ended October 31, 2011	15.830	14.070	22.54	18.38
Month ended November 30, 2011	15.180	12.865	20.63	17.00
Month ended December 31, 2011	14.115	12.835	18.85	16.61
Month ended January 31, 2012	13.710	13.005	17.73	16.58
Month ended February 29, 2012	13.495	12.810	17.76	16.95
Month ended March 31, 2012 (through March 28, 2012)	13.010	12.300	17.27	16.31

Source: Madrid Stock Exchange Information and Bloomberg.

(1)  The closing prices prior to January 21, 2011 reflect the adjustment for the ratio change.

Until January 21, 2011, each ADS represented the right to receive three ordinary shares.  As of January 21, 2011, the ADS-to-Share Ratio was changed, so that each ADS now represents the right to receive one ordinary share.

On March 28, 2012, the closing price of our shares on the Automated Quotation System of the Spanish stock exchanges was €12.300 per share, equal to $16.313 at the Noon Buying Rate on March 23, 2012 for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York on that date.

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

At December 31, 2011, approximately 252,954,331 of our shares were held in the form of ADSs by 870 holders of record, including Cede & Co., the nominee of The Depository Trust Company.  The number of ADSs outstanding was 54,648,327 at December 31, 2010. (163,944,981 taking into account the ADS-to-Share ratio effective January 21, 2011).

Spanish Securities Market Legislation

The Spanish Securities Markets Act (Ley del Mercado de Valores, or the LMV), enacted in 1988 and further amended, regulates the primary and secondary securities markets in Spain by establishing principles for their organization and operation, rules governing the activities of persons and institutions operating in these markets and a system for their supervision.  This legislation and the regulation implementing it (mainly, as far as private issuers are concerned, the Royal Decree 1310/2005, of November 4, in relation to the issuance of securities and its admission to listing in official secondary markets, and Royal Decree 1362/2007, of October 19, concerning the transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market):

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

On August 1, 2011, Law 25/2001, partially reforming the Spanish Corporation Act and transposing Directive 2007/36/EC of the European Parliament and of the Council of 11 July relating to the exercise of certain rights shareholders in listed companies (Ley 25/2001, de 1 de agosto, de reforma parcial de la Ley de Sociedades de Capital y de incorporación de la Directiva 2007/36/CE, del Parlamento Europeo y del Consejo, de 11 de Julio, sobre el ejercicio de determinados derechos de los accionistas de las sociedades cotizadas.) was approved.

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

Interested Transactions

When a director or persons related to him or her has an interest in a transaction with us or with any of the companies of our Group, such transaction (if unrelated to the ordinary course of our business or if not performed on an arm’s length basis involving consideration that is significant to the Company and otherwise) must be presented to the Nominating, Compensation and Corporate Governance Committee.  Such committee shall assess the transaction from the point of view of equal treatment of shareholders and the arm’s length basis of the transaction and shall be included in the Annual Corporate Governance Report and in the periodic information of the Company upon the terms set forth in applicable laws and regulations. The performance of such transactions requires the authorization of our Board of Directors, after the favorable report of the committee.  The interested director must refrain from participating in votes that affect such transaction.

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

Description of Our Capital Stock

Description of share capital

At March 29, 2012, our issued share capital consisted of 4,563,996,485 ordinary registered shares with a nominal value of €1.00 each.

Our shareholders have delegated to the Board of Directors the authority to issue up to 2,281,998,242 new shares.  The Board of Directors is authorized to exclude preemptive rights, in whole or in part, pursuant to the applicable provisions of the Spanish Corporation Law.  The Board’s authorization to issue new shares expires on May 18, 2016.

Meetings and voting rights

We hold our ordinary general shareholders’ meeting during the first six months of each fiscal year on a date fixed by the Board of Directors.  Extraordinary general shareholders’ meetings may be called, from time to time, at the discretion of our Board of Directors or upon the request of shareholders representing 5% of our paid-in share capital.  We publish notices of all ordinary and extraordinary general shareholders’ meetings in the Official Gazette of the Commercial Registry, and on our web site at least one month before the relevant meeting. Furthermore, the Board of Directors may publish notices in other media, if deemed appropriate in order to give broader publicity to the notice meeting.

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

C.       Material Contracts

Material Contracts Related to Our Investment in Telecom Italia

On April 28, 2007, we, together with a group of Italian investors (the “Italian Investors”), including Assicurazioni Generali S.p.A.  (“Generali”), Sintonia S.A. (“Sintonia”), Intesa Sanpaolo S.p.A.  (“Intesa Sanpaolo”) and Mediobanca S.p.A.  (“Mediobanca”), entered into a co-investment agreement, (the “Co-Investment Agreement”), to establish the terms and conditions for our participation in what is now Telco.  Through Telco, on October 23, 2007, we and the Italian Investors purchased the entire share capital of Olimpia S.p.A., or Olimpia, which held approximately 18% of the ordinary share capital of Telecom Italia.  As of the date of this Annual Report, the Italian Investors hold a total of 53.8% of Telco’s share capital and we hold the remaining 46.2%.

In addition to Telco’s participation in Telecom Italia’s ordinary share capital through its interest in Olimpia, pursuant to the Co-Investment Agreement, on October 25, 2007, Generali and Mediobanca contributed to Telco ordinary shares of Telecom Italia they held on that date.  These shares in the aggregate amounted to 5.6% of Telecom Italia’s ordinary share capital and brought Telco’s direct and indirect participation in Telecom Italia’s ordinary share capital to approximately 23.6%.

On April 28, 2007, the Italian Investors also entered into a shareholders’ agreement, (the “Shareholders’ Agreement”), which establishes, among other things, the principles of corporate governance of Telco and Olimpia, respectively, the principles related to the transfer of Telco’s shares and any Olimpia shares or Telecom Italia shares directly or indirectly owned by Telco and the principles of designation, among the parties, of candidates to be included in a common list for the appointment of directors of Telecom Italia pursuant to the voting list mechanism provided for by Telecom Italia’s by-laws.

On November 19, 2007, the parties to the Shareholders’ Agreement amended the Shareholders’ Agreement as well as the bylaws of Telco to include the specific limitations imposed by ANATEL as initially posted on its website on October 23, 2007 and subsequently published on November 5, 2007 as ANATEL’s “Ato” No. 68,276 dated October 31, 2007.  We refer to such agreement as the Amendment to the Shareholders’ Agreement.

Pursuant to the Shareholders’ Agreement, we entered into an option agreement (the “Option Agreement”), with Telco on November 6, 2007, which provides that, in the event that a decision to dispose, directly or indirectly, in any form or manner (including through measures with equivalent effect, such as mergers and demergers of Telco or Olimpia) or encumber Telecom Italia shares or Olimpia shares or any rights attached thereto, including but not limited to voting rights, is taken by the board of directors of Telco by a simple majority resolution according to the procedure specifically provided for by the Shareholders’ Agreement and we are a dissenting party, then we will have the right, to be exercised within 30 days of such decision being taken, to buy from Telco the Telecom Italia shares or the Olimpia shares, as the case may be, at the same price and conditions offered by the third party offering to acquire such Telecom Italia shares or Olimpia shares.

On December 10, 2007, an agreement was reached to merge Olimpia into Telco, as a result of which Telco’s entire stake in the voting shares of Telecom Italia (23.6%) became a direct stake.  In March 2008, Telco acquired 121.5 million additional shares of Telecom Italia, equivalent to 0.9% of its share capital, bringing its total direct interest to 24.5% of Telecom Italia voting shares.

On October 28, 2009, Sintonia requested, pursuant to the Shareholders Agreement, the non-proportional de-merger of Telco, with the withdrawal of its pro rata share of the assets and liabilities of Telco (comprised of Telecom Italia shares held by Telco representing approximately 2.1% of Telecom Italia’s share capital).  The terms of Sintonia’s exit were approved on November 26, 2009, and the transaction closed on December 22, 2009.  Upon Sintonia’s exit, Telco’s interest in Telecom Italia was reduced to 22.45% of Telecom Italia’s share capital.  At the same time, our stake in Telco increased from 42.3% to 46.2%, thereby allowing us to maintain our indirect interest in Telecom Italia at 10.5% of Telecom Italia’s voting rights (7.2% of the dividend rights).

On October 28, 2009, Telco investors, other than Sintonia, entered into an agreement (the “Renewal Agreement”), through which they agreed (i) not to request the non-proportional de-merger of Telco with the withdrawal of their corresponding share of Telecom Italia shares held by Telco at that time (as was previously done by Sintonia) and (ii) to extend and modify the Shareholders Agreement for an additional term of three years until April 27, 2013 (effective as of April 28, 2010) substantially on the same terms and conditions, except to provide (a) that the right of Telco’s investors to request the non-proportional de-merger of Telco will only be exercisable in the period between October 1, 2012 and October 28, 2012, and (b) for an early withdrawal right period exercisable between April 1, 2011 and April 28, 2011.  On the same date and in connection with the Renewal Agreement, separately, we entered into an Amendment Deed to the Call Option Agreement with Telco (i) to extend the term of the Option Agreement to coincide with the expiration date of the Renewal Agreement and (ii) to exempt certain transactions regarding the Telecom Italia shares, namely those related to the exercise of de-merger and early withdrawal rights pursuant to the Renewal Agreement.

In line with the commitments assumed by Telco shareholders, on December 22, 2009, the rest of Telco’s financing needs with respect to debt maturities were met with a bridge loan granted by shareholders, including ourselves, Intesa Sanpaolo and Mediobanca for approximately €902 million, and a bank bridge loan granted by Intesa Sanpaolo and Mediobanca for the remaining €398 million.

On January 11, 2010, Telco arranged a €1,300 million loan with Intesa Sanpaolo, Mediobanca, Société Générale, S.p.A. and Unicredito, S.p.A., maturing on May 31, 2012, part of which is secured with the Telecom Italia shares held by Telco.  The lending banks have granted Telco shareholders, including ourselves, a call option on the Telecom Italia shares that they may be entitled to receive as a result of the potential execution of the pledge.

The financing from the bridge loans described above was cancelled with the proceeds of a bond issuance subscribed by Telco’s shareholders, on a pro rata basis in accordance with their interests in Telco, on February 19, 2010 for an aggregate principal amount of €1,300 million.  Our subscription amounted to an aggregate principal amount of €600 million.

On October 6, 2010, Telefónica, Intesa Sanpaolo, Mediobanca, and Generali (collectively, the “Existing Shareholders”), Telco, certain companies controlled by Telefónica, Telecom Italia and certain companies controlled by Telecom Italia entered into a “compromiso” (the “Compromiso”) in order to terminate certain administrative and judicial proceedings in Argentina related to the Telco investment in Telecom Italia. The Compromiso was required in order for the Argentine authorities to approve the Telco investment in Telecom Italia and it was accepted by the competent Argentine authorities on October 13, 2010.  Pursuant to a deed of amendment dated December 10, 2010 (the “2010 Amendment Deed”), the Existing Shareholders implemented the Compromiso by inserting an additional clause into the Shareholders’ Agreement (with such amendments and integrations from time to time agreed, the “Prior Shareholders’ Agreement”) related to the governance of Telco and Telecom Italia with respect to the operations of Telecom Italia, Telefónica and their respective group companies which offer telecommunications, Internet, data, radio, media and substitute services in Argentina.

On February 29, 2012, the Existing Shareholders entered into a renewal agreement (the “Second Renewal Agreement”) in which the parties agreed to terminate, effective the date of the Second Renewal Agreement, the Prior Shareholders’ Agreement and enter into a new shareholders agreement for a period of three years on the same terms and conditions set out in the original Shareholders’ Agreement dated as of April 28, 2007 between the Existing Shareholders and Sintonia S.A., as subsequently amended and supplemented in 2007, 2009, 2010 and pursuant to the 2010 Amendment Agreement, subject to the amendments and integrations set forth therein (the “New Shareholders’ Agreement”).  Further, on February 29, 2012, the call option granted to Telefónica to purchase shares of Telecom Italia held by Telco pursuant to the Prior Shareholders’ Agreement was extended to February 28, 2015 pursuant to an amendment deed to the Option Agreement (the “Telefónica Option Amendment Deed”) entered into between Telefónica and Telco.

In addition, on February 29, 2012, the Existing Shareholders undertook to take actions to ensure the refinancing of Telco’s financial indebtedness through appropriate financial instruments, contractual agreements and/or corporate transactions in proportion to their respective shareholdings of Telco.

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

On January 23, 2011, Telefónica and China Unicom entered into an extension to their already existing strategic alliance agreement (the “Enhanced Strategic Alliance Agreement”) in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas and through which, upon the terms and conditions set out thereof, each party agreed to invest the equivalent of $500 million in ordinary shares of the other party toward the alliance. Furthermore, we have agreed to propose the appointment of a director nominated by China Unicom.  Following completion of the transaction, we will own approximately a 9.6% of China Unicom’s voting share capital.

Pursuant to the Enhanced Strategic Alliance Agreement and as of the date of this Annual Report, Telefónica, through its wholly-owned subsidiary, Telefónica Internacional, has acquired 282,063,000 ordinary shares of China Unicom through several transactions executed in the period between January 25, 2011 and September 7, 2011, investing an aggregate amount equivalent to approximately 500 million U.S. dollars (equivalent to €358 million).

Additionally, on January 28, 2011, China Unicom acquired 21,827,499 Telefónica shares at the agreed price of €17.16 per share, giving it ownership of 1.37% of the Company’s capital (the arithmetic average of the closing price of Telefónica shares as quoted on the Madrid Stock Exchange for the thirty consecutive trading days ending on January 14, 2011), which represents a total price of $500 million.  In recognition of China Unicom’s stake in Telefónica, the Company nominated Mr. Chang Xiaobing, who was designated by China Unicom, to the Board of Directors at the General Shareholders’ Meeting held on May 18, 2011.

At December 31, 2011 Telefónica’s shareholding in China Unicom amounted to 9.6% of its capital stock.

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

Material Contract related to the acquisition of Vivo (PT)

On July 28, 2010, we signed an agreement with Portugal Telecom for the acquisition by Telefónica of the 50% of the capital stock of Brasilcel owned by Portugal Telecom.  Brasilcel owned approximately 60% of the total share capital of Vivo Participaceos, S.A.  The acquisition price of such capital stock was €7,500 million, €4,500 million of which was paid at the closing of the transaction on September 27, 2010, €1,000 million of which was paid on December 30, 2010, and the remaining €2,000 million of which was paid on October 31, 2011. Upon closing of the transaction, the respective subscription and shareholders agreements entered into by Telefónica and Portugal Telecom in 2002 relating to their joint venture in Brazil were terminated.

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

At December 31, 2011, we held 84,209,364 shares of treasury stock, representing 1.84508 % of our capital stock.  At December 31, 2010, we held 55,204,942 shares of treasury stock, representing 1.20957% of our capital stock.  As a part of our shareholders’ remuneration policy, we have implemented various share buyback programs since 2003.  For further description about our shareholders’ return, see “Item 8. Financial Information—Dividend Information and Share Buyback Programs.”

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

(d)      who owns, directly, indirectly or by attribution, less than 10% of the share capital or voting stock of Telefónica; and

(e)      whose holding is not attributable to a fixed base or permanent establishment in Spain.

This summary does not address all of the tax considerations that may apply to holders that are subject to special tax rules, such as U.S. expatriates, insurance companies, tax-exempt organizations, certain financial institutions, persons subject to the alternative minimum tax, dealers and certain traders in securities, persons holding shares or ADSs as part of a straddle, hedging, conversion or integrated transaction, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation, partnerships or other entities classified as partnerships for U.S. federal income tax purposes or persons whose functional currency is not the U.S. dollar.  Such holders may be subject to U.S. federal income tax consequences different from those set forth below.

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

Spanish Tax Considerations

Taxation of dividends

Under Spanish law, dividends paid by Telefónica to U.S. Holders of ordinary shares or ADSs are subject to Spanish Non-Resident Income Tax, withheld at source, as of January 1, 2012, at a rate of 21%.  For these purposes, upon distribution of the dividend, Telefónica or its paying agent will withhold an amount equal to the tax due according to the rules set forth above (i.e., applying the general withholding tax rate of 21%).

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

Spanish Refund Procedure

According to Spanish Regulations on Non-Resident Income Tax, approved by Royal Decree 1776/2004 dated July 30, 2004, as amended, a refund for the amount withheld in excess of the Treaty-reduced rate can be obtained from the relevant Spanish tax authorities.  To pursue the refund claim, if you are a U.S. Holder, you are required to file:

•	the corresponding Spanish tax form;

•	the certificate referred to in the preceding section, and

•	evidence of the Spanish Non-Resident Income Tax that was withheld with respect to you.

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

Taxation of capital gains

As of January 1, 2012, the rate applicable to capital gains of non-residents of Spain who are not entitled to the benefit of any applicable treaty for the avoidance of double taxation and who do not operate through a fixed base or a permanent establishment in Spain is 21% under Spanish law.

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

Inheritance and gift tax

Transfers of shares or ADSs on death and by gift to individuals are subject to Spanish inheritance and gift taxes (Impuesto sobre Sucesiones y Donaciones), respectively, if the transferee is a resident of Spain for tax purposes, or if the shares or ADSs are located in Spain at the time of death, regardless of the residence of the heir or beneficiary.  The state applicable tax rate, after applying relevant personal, family and wealth factors, generally ranges between 7.65% and 81.6% for individuals. Notwithstanding the above, certain autonomous communities have used their right to establish their own tax rates and deductions and to control the management and settlement of such taxes.

Gifts granted to corporations non-resident in Spain are subject to Spanish Non-Resident Income Tax at a 21% tax rate on the fair market value of the shares as a capital gain.  If the donee is a United States resident corporation, the exclusions available under the Treaty described in the section “—Taxation of Capital Gains” above will be applicable.

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

Passive foreign investment company rules

Telefónica believes that it was not a PFIC for U.S. federal income tax purposes for its 2011 taxable year.  However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that Telefónica will not be considered a PFIC for any taxable year.  If Telefónica were treated as a PFIC for any taxable year during which a U.S. Holder held a share or ADS, certain adverse tax consequences could apply to the U.S. Holder.

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

If we were a PFIC for any taxable year during which a U.S. Holder held shares or ADSs, such U.S. Holder may be required to file a report containing such information as the U.S. Treasury may require.

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

Certain U.S. Holders who are individuals or are controlled by individuals, may be required to report information relating to stock of a non-U.S. person, subject to certain exceptions (including an exception for stock held through a U.S. financial institution).  U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of this legislation on their ownership and disposition of shares or ADSs.

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

Until January 21, 2011, each ADS represented the right to receive three ordinary shares of capital stock of €1.00 nominal value each, of Telefónica, S.A. Citibank, in its capacity as Depositary, effected a ratio change on the Telefónica, S.A.’s ADR program so that each ADS now represents the right to receive one ordinary share.  The effective date of the ratio change was January 21, 2011.  The Depositary issues ADSs in form of certificated ADSs (American Depositary Receipts, or ADRs) or uncertificated ADSs pursuant to the Deposit Agreement.

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

The Depositary has agreed to reimburse or pay on behalf of Telefónica, S.A, certain reasonable expenses related to our ADS program and incurred by us in connection with the program (such as NYSE listing fees, legal and accounting fees incurred with preparation of Form 20-F and ongoing SEC compliance and listing requirements, distribution of proxy materials, investor relations expenses, etc).  The Depositary has covered all such expenses incurred by us during 2011 for an amount of $5.9 million.  The amounts the Depositary reimbursed or paid are not perforce related to the fees collected by the depositary from ADS holders.

As part of its service to us, the Depositary has agreed to waive certain expenses for the standard costs associated with the administration of our ADS program for the year ended December 31, 2011.

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

Telefónica management assessed the effectiveness of Telefónica’s internal control over financial reporting as of December 31, 2011.  In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework.  Based on its assessment and those criteria, Telefónica management believes that at December 31, 2011, Telefónica’s internal control over financial reporting is effective.

Report of the Independent Registered Public Accounting Firm

Telefónica’s independent registered public accounting firm, Ernst & Young, S.L., has issued a report on the effectiveness of the company’s internal control over financial reporting.  The report is included on page F-1.1.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.      [Reserved]

Item 16A.   Audit Committee Financial Expert

Our Board of Directors has determined that Mr. Antonio Massanell Lavilla meets the requirements of an “audit committee financial expert” as such term is defined by the SEC.

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

Please see Note 21(d) to our Consolidated Financial Statements.

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

Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The number of shares of treasury stock at December 31, 2011 amounted to 84,209,364 (55,204,942 at December 31, 2010). These treasury shares are directly owned by Telefónica, S.A., except for one share held by Telefónica Móviles Argentina, S.A.

	Year ended December 31, 2011
Period of Fiscal Year	Total Number of Shares Purchased	Average Price Paid per Share (euro)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs(1)
January 1 to January 31	750,000	16.80	219,776
February 1 to February 28	—	—	—
March 1 to March 31	2,250,000	17.56	399,572
April 1 to April 30	3,027,577	17.90	194,977
May 1 to May 31	1,800,000	16.86	207,957
June 1 to June 30	6,167,704	14.75	1,685,009
July 1 to July 31	5,988,123	14.84	1,201,509
August 1 to August 31	13,407,065	14.00	254,376
September 1 to September 30	4,090,530	13.67	—
October 1 to October 31	6,010,626	15.23	—
November 1 to November 30	7,488,327	14.98	—
December 1 to December 31	5,000,000	13.45	—
Total	55,979,952	14.85	4,163,176

(1)
As of June 30 and July 4, 2011, following the end of the third phase of the Performance Share Plan, a total of 2,446,104 treasury shares were added, corresponding to two derivative financial instruments arranged by the Company to meet its obligations to deliver treasury shares to its managers and executives. A net 2,900,189 shares, corresponding to a total of 4,166,304 gross shares, less a withholding of 1,266,115 shares prior to delivery at the option of the employee, was delivered.  In addition, 1,717,082 shares could be assigned for the Global Employee Share Plan.

For a more detailed description of  our plans or programs, see “Item 8. Financial Information—Dividend Information and Shareholders’ Return”, “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Share Price Risk.” and “Item 6. Directors, Senior Management and Employees—Incentive Plans.”

Item 16F.   Change in Registrant’s Certifying Accountant

During the years ended December 31, 2010 and 2011 and through the date of this Annual Report, the principal independent accountant engaged to audit our financial statements, Ernst & Young, S.L., has not resigned, indicated that it has declined to stand for re-election after the completion of its current audit or been dismissed.  For each of the years ended December 31, 2010 and 2011, Ernst & Young, S.L. has not expressed reliance on another accountant or accounting firm in its report on our audited annual accounts for such periods.

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

Committees

We have had an Audit and Control Committee since 1997.  Our Audit and Control Committee is composed of three non-executive directors, all of whom are deemed Rule 10A-3 independent by our Board of Directors. The functions, composition and competencies of this Committee are regulated by the Board of Directors’ Regulations and are similar to those required by the New York Stock Exchange.  The Audit and Control Committee shall consist of not less than three nor more than five directors appointed by our Board of Directors.  All Committee members shall be external directors.  When appointing such members, our Board of Directors shall take into account the appointees’ knowledge and experience in matters of accounting, auditing and risk management.

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

Independence of the Board

As of the date of this Annual Report, we have 18 directors, out of which eight have been deemed independent by our Board of Directors attending to the director’s classification contained in the Conthe Corporate Governance Code.  A significant majority of our current directors, 15, are non-executive directors.  We, in accordance with the Conthe Code, assess the independence of our directors.  Among other things, independent directors: (i) shall not be, past employees or executive directors of any of the Group companies, unless three or five years have elapsed, respectively, (ii) shall not receive any payment or other form of compensation from us or our group on top of their directors’ fees, unless the amount involved is not significant, (iii) shall not be partners, now or on the past three years, in the external auditor or in the firm responsible for the audit report, (iv) shall not be executive directors or senior officers of another company where one of our executive directors or senior officers is an external director, (v) shall not have material business dealings with us or any other company in our group, (vi) shall not be spouses, nor partners maintaining an analogous affective relationship, nor close relative of any of our executive directors or senior officers and (vii) shall not stand in any of the situations listed in (i), (v) or (vi) above in relation to a significant shareholder or a shareholder with board representation.

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

Please see pages F-1.1 through F-162.

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

4.6	Amendment Deed to the Call Option, dated October 28, 2009, by and between Telefónica S.A. and Telco S.p.A. ****
4.7	Subscription Agreement, dated September 6, 2009 between Telefónica, S.A. and China Unicom (Hong Kong) Limited*****
4.8	Enhanced Strategic Alliance Agreement dated January 23, 2011 between Telefónica, S.A. and China Unicom (Hong Kong) Limited ******
4.9
Amendment Deed, dated December 10, 2010, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A. ********

4.10
Second Renewal Agreement, dated February 29, 2012, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A. ********

4.11	Amendment Deed to Call Option Agreement, dated February 29, 2012, between Telefónica and Telco ********
8.1	Subsidiaries of Telefónica (see Note 1 to the Consolidated Financial Statements and Appendix V thereto)
11.1	Code of Ethics (“Telefónica Business Principles”) *******
12.1	Certification of César Alierta Izuel, Chief Executive Officer of Telefónica, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Miguel Escrig Meliá, Chief Financial Officer of Telefónica, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to Telefónica’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009

**	Incorporated by reference to Telefónica’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006.

***	Incorporated by reference to Telefónica’s Schedule 13D/A filed on November 26, 2007.

****	Incorporated by reference to Telefónica’s Schedule 13D/A filed on November 23, 2009.

*****	Incorporated by reference to Telefónica’s Schedule 13D/A filed on September 17, 2009.

******	Incorporated by reference to Telefónica’s Schedule 13D filed on February 8, 2011.

*******	Incorporated by reference to Telefónica’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010.

******** Incorporated by reference to Telefónica’s Schedule 13 D/A filed on March 12, 2012.

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

Date: March 29, 2012

TELEFÓNICA, S.A. AND SUBSIDIARIES

COMPOSING THE TELEFÓNICA GROUP

CONSOLIDATED FINANCIAL STATEMENTS (CONSOLIDATED ANNUAL ACCOUNTS)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Telefónica, S.A.

We have audited Telefónica, S.A.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Telefónica, S.A.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Telefónica, S.A.’s internal control over financial reporting based on our audit.

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

In our opinion, Telefónica, S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Telefónica, S.A. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2011 and our report dated March 28, 2012 expressed an unqualified opinion thereon.

ERNST & YOUNG, S.L.

/s/ Ignacio Viota del Corte
Ignacio Viota del Corte

Madrid, Spain
March 28, 2012

F-1.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Telefónica, S.A.

We have audited the accompanying consolidated statements of financial position of Telefónica, S.A. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of Telefónica, S.A.’s Directors. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telefónica, S.A. and subsidiaries as of December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Telefónica S.A.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 28, 2012 expressed an unqualified opinion thereon.

ERNST & YOUNG, S.L.

/s/ Ignacio Viota del Corte
Ignacio Viota del Corte

Madrid, Spain
March 28, 2012

F-1.2

TELEFÓNICA GROUP

CONSOLIDATED STATEMENT OF FINANCIAL POSITION AT DECEMBER 31

(MILLIONS OF EUROS)

ASSETS	NOTE	2011	2010

A) NON-CURRENT ASSETS		108,800	108,721

Intangible assets	(Note 6)	24,064	25,026
Goodwill	(Note 7)	29,107	29,582
Property, plant and equipment	(Note 8)	35,463	35,797
Investment properties		6	5
Investments in associates	(Note 9)	5,065	5,212
Non-current financial assets	(Note 13)	8,678	7,406
Deferred tax assets	(Note 17)	6,417	5,693

B) CURRENT ASSETS		20,823	21,054

Inventories		1,164	1,028
Trade and other receivables	(Note 11)	11,331	12,426
Current financial assets	(Note 13)	2,625	1,574
Tax receivables	(Note 17)	1,567	1,331
Cash and cash equivalents	(Note 13)	4,135	4,220
Non-current assets held for sale		1	475

TOTAL ASSETS (A+B)		129,623	129,775

EQUITY AND LIABILITIES	NOTE	2011	2010

A) EQUITY		27,383	31,684

Equity attributable to equity holders of the parent		21,636	24,452
Non-controlling interests	(Note 12)	5,747	7,232

B) NON-CURRENT LIABILITIES		69,662	64,599

Non-current interest-bearing debt	(Note 13)	55,659	51,356
Non-current trade and other payables	(Note 14)	2,092	2,304
Deferred tax liabilities	(Note 17)	4,739	6,074
Non-current provisions	(Note 15)	7,172	4,865

C) CURRENT LIABILITIES		32,578	33,492

Current interest-bearing debt	(Note 13)	10,652	9,744
Current trade and other payables	(Note 14)	17,855	19,251
Current tax payables	(Note 17)	2,568	2,822
Current provisions	(Note 15)	1,503	1,675

TOTAL EQUITY AND LIABILITIES (A+B+C)		129,623	129,775

The accompanying Notes 1 to 24 and Appendices I to VI are an integral part of these consolidated statements of financial position.

TELEFÓNICA GROUP

CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31

(MILLIONS OF EUROS)

INCOME STATEMENT	NOTE	2011	2010	2009

Revenues	(Note 19)	62,837	60,737	56,731
Other income	(Note 19)	2,107	5,869	1,645
Supplies		(18,256)	(17,606)	(16,717)
Personnel expenses		(11,080)	(8,409)	(6,775)
Other expenses	(Note 19)	(15,398)	(14,814)	(12,281)
Depreciation and amortization	(Note 19)	(10,146)	(9,303)	(8,956)

OPERATING INCOME		10,064	16,474	13,647

Share of (loss) profit of associates	(Note 9)	(635)	76	47

Finance income		827	792	814
Exchange gains		2,795	3,508	3,085
Finance costs		(3,609)	(3,329)	(3,581)
Exchange losses		(2,954)	(3,620)	(3,625)

Net financial expense	(Note 16)	(2,941)	(2,649)	(3,307)

PROFIT BEFORE TAX FROM CONTINUING OPERATIONS		6,488	13,901	10,387

Corporate income tax	(Note 17)	(301)	(3,829)	(2,450)

PROFIT FOR THE YEAR FROM CONTINUING OPERATIONS		6,187	10,072	7,937

Profit after taxes from discontinued operations	(Note 18)	-	-	-
PROFIT FOR THE YEAR		6,187	10,072	7,937

Non-controlling interests	(Note 12)	(784)	95	(161)
PROFIT FOR THE YEAR ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		5,403	10,167	7,776

Basic and diluted earnings per share from continuing operations attributable to equity holders of the parent (euros)	(Note 19)	1.20	2.25	1.71
Basic and diluted earnings per share attributable to equity holders of the parent (euros)	(Note 19)	1.20	2.25	1.71

The accompanying Notes 1 to 24 and Appendices I to VI are an integral part of these consolidated income statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	Year ended December 31
(MILLIONS OF EUROS)	2011	2010	2009

Profit for the year	6,187	10,072	7,937

Other comprehensive income (loss)

(Losses) gains on measurement of available-for-sale investments	(13)	(61)	638
Reclassification of losses (gains) included in the income statement	3	202	(4)
Income tax impact	3	(57)	(105)
	(7)	84	529

Losses on hedges	(921)	(291)	(794)
Reclassification of losses (gains) included in the income statement	210	73	(77)
Income tax impact	217	62	262
	(494)	(156)	(609)

Translation differences	(1,265)	820	1,982

Actuarial gains (losses) and impact of limit on assets for defined benefit pension plans (Note 15)	(85)	(94)	(189)
Income tax impact	28	35	53
	(57)	(59)	(136)

Share of income (loss) recognized directly in equity of associates and others	58	(84)	233
Reclassification of (gains) losses included in the income statement	-	-	-
Income tax impact	(9)	23	2
	49	(61)	235

Total other comprehensive income (loss)	(1,774)	628	2,001

Total comprehensive income recognized in the year	4,413	10,700	9,938

Attributable to:
Equity holders of the parent	4,002	10,409	9,418
Non-controlling interests	411	291	520
	4,413	10,700	9,938

The accompanying Notes 1 to 24 and Appendices I to VI are an integral part of these consolidated statements of comprehensive income

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (MILLIONS OF EUROS)	Attributable to equity holders of the parent											Non-controlling interests(Note 12)	Total equity
	Share capital	Share premium	Legal reserve	Revaluation reserve	Treasury shares	Retained earnings	Available-for-sale investments	Hedges	Equity of associates	Translation differences	Total
Financial position at December 31, 2010	4,564	460	984	141	(1,376)	19,971	45	648	(42)	(943)	24,452	7,232	31,684
Profit for the year	-	-	-	-		5,403	-	-	-	-	5,403	784	6,187
Other comprehensive income (loss)	-	-	-	-		(52)	(7)	(494)	49	(897)	(1,401)	(373)	(1,774)
Total comprehensive income	-	-	-	-		5,351	(7)	(494)	49	(897)	4,002	411	4,413
Dividends paid (Note 12)	-	-	-	-		(6,852)	-	-	-	-	(6,852)	(876)	(7,728)
Net movement in treasury shares	-	-	-	-	(777)	-	-	-	-	-	(777)	-	(777)
Acquisitions and disposals of non-controlling interests and business combinations (Note 5)	-	-	-	-		984	-	-	-	(323)	661	(1,200)	(539)
Other movements	-	-	-	(15)	371	(206)	-	-	-	-	150	180	330
Financial position at December 31, 2011	4,564	460	984	126	(1,782)	19,248	38	154	7	(2,163)	21,636	5,747	27,383
Financial position at December 31, 2009	4,564	460	984	157	(527)	16,685	(39)	804	19	(1,373)	21,734	2,540	24,274
Profit for the year	-		-	-	-	10,167	-	-	-	-	10,167	(95)	10,072
Other comprehensive income (loss)	-	-	-	-	-	(55)	84	(156)	(61)	430	242	386	628
Total comprehensive income	-	-	-	-	-	10,112	84	(156)	(61)	430	10,409	291	10,700
Dividends paid (Note 12)	-	-	-	-	-	(5,872)		-	-	-	(5,872)	(440)	(6,312)
Net movement in treasury shares	-	-	-	-	(849)	-	-	-	-	-	(849)	-	(849)
Acquisitions and disposals of non-controlling interests and business combinations (Note 5)	-	-	-	-	-	-	-	-	-	-	-	4,307	4,307
Other movements	-	-	-	(16)	-	(954)	-	-	-	-	(970)	534	(436)
Financial position at December 31, 2010	4,564	460	984	141	(1,376)	19,971	45	648	(42)	(943)	24,452	7,232	31,684
Financial position at December 31, 2008	4,705	460	984	172	(2,179)	16,069	(566)	1,413	(216)	(3,611)	17,231	2,331	19,562
Profit for the year	-	-	-	-	-	7,776	-	-	-	-	7,776	161	7,937
Other comprehensive income (loss)	-	-	-	-	-	(136)	527	(609)	235	1,625	1,642	359	2,001
Total comprehensive income						7,640	527	(609)	235	1,625	9,418	520	9,938
Dividends paid (Note 12)	-	-	-	-	-	(4,557)	-	-	-	-	(4,557)	(295)	(4,852)
Hyperinflation restatement to 01/01/09 (Note 2)										613	613	-	613
Net movement in treasury shares	-	-	-	-	(656)	-	-	-	-	-	(656)	-	(656)
Acquisitions and disposals of non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	(122)	(122)
Capital reduction (Note 12)	(141)	-	-	-	2,308	(2,167)	-	-	-	-	-	-	-
Other movements	-	-	-	(15)	-	(300)	-	-	-	-	(315)	106	(209)
Financial position at December 31, 2009	4,564	460	984	157	(527)	16,685	(39)	804	19	(1,373)	21,734	2,540	24,274

The accompanying Notes 1 to 24 and Appendices I to VI are an integral part of these consolidated statements of changes in equity.

TELEFÓNICA GROUP

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31

(MILLIONS OF EUROS)
	NOTE	2011	2010	2009
Cash flows from operating activities

Cash received from customers		77,222	72,867	67,358
Cash paid to suppliers and employees		(55,769)	(51,561)	(46,198)
Dividends received		82	136	100
Net interest and other financial expenses paid		(2,093)	(2,154)	(2,170)
Taxes paid		(1,959)	(2,616)	(2,942)

Net cash from operating activities	(Note 23)	17,483	16,672	16,148

Cash flows from investing activities

Proceeds on disposals of property, plant and equipment and intangible assets		811	315	242
Payments on investments in property, plant and equipment and intangible assets		(9,085)	(8,944)	(7,593)
Proceeds on disposals of companies, net of cash and cash equivalents disposed		4	552	34
Payments on investments in companies, net of cash and cash equivalents acquired		(2,948)	(5,744)	(48)
Proceeds on financial investments not included under cash equivalents		23	173	6
Payments made on financial investments not included under cash equivalents		(669)	(1,599)	(1,411)
Payments from cash surpluses not included under cash equivalents		(646)	(621)	(548)
Government grants received		13	7	18

Net cash used in investing activities	(Note 23)	(12,497)	(15,861)	(9,300)

Cash flows from financing activities

Dividends paid	(Note 12)	(7,567)	(6,249)	(4,838)
Transactions with equity holders		(399)	(883)	(947)
Proceeds on issue of debentures and bonds	(Note 13)	4,582	6,131	8,617
Proceeds on loans, borrowings and promissory notes		4,387	9,189	2,330
Cancellation of debentures and bonds	(Note 13)	(3,235)	(5,482)	(1,949)
Repayments of loans, borrowings and promissory notes		(2,680)	(7,954)	(5,494)

Net cash used in financing activities	(Note 23)	(4,912)	(5,248)	(2,281)

Effect of foreign exchange rate changes on collections and payments		(169)	(463)	269

Effect of changes in consolidation methods		10	7	-

Net (decrease) increase in cash and cash equivalents during the year		(85)	(4,893)	4,836

CASH AND CASH EQUIVALENTS AT JANUARY 1		4,220	9,113	4,277

CASH AND CASH EQUIVALENTS AT DECEMBER 31	(Note 13)	4,135	4,220	9,113

RECONCILIATION OF CASH AND CASH EQUIVALENTS WITH THE STATEMENT OF FINANCIAL POSITION

BALANCE AT JANUARY 1		4,220	9,113	4,277
Cash on hand and at banks		3,226	3,830	3,236
Other cash equivalents		994	5,283	1,041

BALANCE AT DECEMBER 31	(Note 13)	4,135	4,220	9,113
Cash on hand and at banks		3,411	3,226	3,830
Other cash equivalents		724	994	5,283

The accompanying Notes 1 to 24 and Appendices I to VI are an integral part of these consolidated statements of cash flow.

TELEFÓNICA, S.A. AND SUBSIDIARIES COMPOSING THE TELEFÓNICA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONSOLIDATED ANNUAL ACCOUNTS)
FOR THE YEAR ENDED DECEMBER 31, 2011

(1)	BACKGROUND AND GENERAL INFORMATION

Telefónica Group organizational structure

Telefónica, S.A. and its subsidiaries and investees (the “Telefónica Group” or "the Group”) make up an integrated group of companies operating mainly in the telecommunications, media and contact center industries.

The parent company of the Group is Telefónica, S.A. (“Telefónica” or “the Company”), a public limited company incorporated on April 19, 1924 for an indefinite period. Its registered office is at calle Gran Vía 28, Madrid (Spain).

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

In 2011, the Telefónica Group followed a regional, integrated management model based on three business areas by geographical market and integrated wireline and wireless businesses in Spain, Latin America and the rest of Europe.

On September 5, 2011, the Executive Committee of Telefónica’s Board of Directors approved a new organizational structure with the aim of reinforcing its growth story, actively participating in the digital world and capturing the most of the opportunities afforded by its global scale and industrial alliances. More detailed information on the activities carried out by the Group is provided in Note 4. The business activities carried out by most of the Telefónica Group companies are regulated by broad ranging legislation, pursuant to which permits, concessions or licenses must be obtained in certain circumstances to provide the various services.

In addition, certain wireline and wireless telephony services are provided under regulated rate and price systems.

(2)	BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements were prepared from the accounting records of Telefónica, S.A. and of each of the companies comprising the Telefónica Group, whose individual financial statements were prepared in accordance with the generally accepted accounting principles prevailing in the various countries in which they are located, and for purposes of these consolidated financial statements are presented in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which for the purposes of the Telefónica Group are not different from those adopted by the European Union, to give a true and fair view of the consolidated equity and financial position at December 31, 2011, and of the consolidated results of operations, changes in consolidated equity and the consolidated cash flows obtained and used in the year then ended. The figures in these consolidated financial statements are expressed in millions of euros, unless otherwise indicated, and therefore may be rounded. The euro is the Group’s reporting currency.

The accompanying consolidated financial statements for the year ended December 31, 2011 were prepared by the Company’s Board of Directors at its meeting on February 22, 2012 for submission for approval at the General Shareholders’ Meeting, which is expected to occur without modification.

Note 3 contains a detailed description of the most significant accounting policies used to prepare these consolidated financial statements.

For comparative purposes, the accompanying financial statements for 2011 include the consolidated statement of financial position at December 31, 2010 and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows and the notes thereto for the year ended December 31, 2010 and 2009.

Comparative information and main changes in the consolidation scope

The main events and changes in the consolidation scope affecting comparability of the consolidated information for 2011 and 2010 (see Appendix I for a more detailed explanation of the changes in consolidation scope in 2010 and the main transactions in 2009) are as follows:

2011

a)	Extension of the strategic partnership agreement with China Unicom

Expanding on the existing strategic partnership, on January 23, 2011, Telefónica, S.A. and China Unicom (Hong Kong) Limited (“China Unicom”) signed an extension to their Strategic Partnership Agreement, in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. Telefónica acquired through its subsidiary Telefónica Internacional, S.A.U. 282,063,000 ordinary shares of China Unicom from third parties for 358 million euros.

Subsequent to the execution of this transaction, Telefónica, through Telefónica Internacional, S.A.U., has a shareholding of approximately 9.57% of the voting shares of China Unicom.

China Unicom completed the acquisition of Telefónica shares on January 28, 2011, giving it ownership of 1.37% of the Company’s capital.

In recognition of China Unicom's stake in Telefónica, approval was given at Telefónica’s General Shareholders' Meeting for the appointment of a board member named by China Unicom, in accordance with prevailing legislation and the Company's Bylaws.

b)	Corporate structure in Brazil

On March 25, 2011 the Boards of Directors of each of the subsidiaries controlled by Telefónica, Vivo Participações and Telesp, approved the terms and conditions of a merger and restructuring process whereby all shares of Vivo Participações that were not owned by Telesp were exchanged for Telesp shares, at a rate of 1.55 new Telesp shares for each Vivo Participações share. These shares then became the property of Telesp, whereby Vivo Participações then became a wholly owned subsidiary of Telesp. The restructuring process was approved by the shareholders of Vivo Participações at the Extraordinary General Shareholders’ Meeting held on April 27, 2011 and by the shareholders of Telesp at the Extraordinary General Shareholders’ Meeting held on the same date, following authorization by Anatel the Brazilian telecommunications regulator.

Once the shares were exchanged, the Telefónica Group became the owner of 73.9% of Telesp which, in turn, has 100% ownership of the shares of Vivo, S.A. The impact on equity attributable to equity holders of the parent arising from this transaction was an increase of 661 million euros (an increase of 984 million euros in “Retained earnings” offset by the impact of translation differences), against net equity attributable to non-controlling interests.

On June 14, 2011, the respective Boards of Directors of Vivo Participações and Telesp approved a restructuring plan whose objective is to simplify the corporate structure of both companies and foster their integration, eliminating Vivo Participações from the corporate chain through the incorporation of its total equity into Telesp, and concentrating all mobile telephony activities in Vivo, S.A. (now a direct subsidiary of Telesp).

The transaction was also subject to authorization from the Brazilian telecommunications regulator and was approved at the General Shareholders’ Meetings of both companies on October 3, 2011. The company emerging from the merger changed its name of incorporation to Telefónica Brasil, S.A.

As a result of the merger of the Brazilian companies Telesp and Vivo Participações in October 2011, the tax value of certain assets identified in the purchase price allocation changes, among them licenses, as they become tax deductible under Brazilian tax regulation. The change in the tax value of the licenses requires the reversal of the deferred tax liability recognized in the prior purchase price allocation, resulting in an impact to “Corporate income tax” in the accompanying consolidated income statement in the amount of 1,288 million euros (952 million euros in profit attributable to equity holders of the parent company) (Note 17).

c)	Redundancy plan in Spain

On July 7, 2011, Telefónica de España, S.A.U. agreed with workers’ representatives a collective redundancy procedure for the period from 2011 to 2013 for up to a maximum of 6,500 employees, through voluntary, universal and non-discriminatory programs. The “Redundancy Plan” was approved by employment authorities on July 14, 2011.

The Group has recognized the cost of the 2011 Redundancy Plan, per Company estimates, under “Personnel expenses” in the accompanying consolidated income statement in an amount of 2,671 million euros (see Note 15).

2010

a)	Acquisition of 50% of Brasilcel, N.V.

On July 28, 2010, Telefónica, S.A. and Portugal Telecom, SGPS, S.A. (“Portugal Telecom”) signed an agreement for the acquisition by Telefónica, S.A. of 50% of the share capital of Brasilcel, N.V. (“Brasilcel”) owned by Portugal Telecom. (Brasilcel owned  approximately 60% of Vivo Participaçoes, S.A.). This transaction was completed on September 27, 2010, terminating the joint venture agreements entered into by Telefónica and Portugal Telecom in 2002.

Vivo Participaçoes, S.A. was changed from the proportionate to full consolidation method within the scope of consolidation as of the transaction completion date.

On December 21, 2010, the merger between Telefónica and Brasilcel was registered in the Madrid Mercantile Register, with the Company becoming a direct shareholder of the Brazilian consolidated group Vivo, with 59.6% of its capital stock.

Pursuant to Brazilian legislation, on October 26, 2010, Telefónica, S.A. announced a tender offer for the voting shares of Vivo Participaçoes, S.A. (“Vivo Participaçoes”) held by non-controlling interests representing approximately 3.8% of its capital stock. This offer was approved by the Brazilian market regulator (C.V.M.) on February 11, 2011 and, after its execution, Telefónica acquired an additional 2.7% of the Brazilian company's capital stock, for a total of 62.3%.

Additionally, in accordance with IFRS 3 (see Note 3.c), the Telefónica Group remeasured the previously held 50% investment in Brasilcel, generating a capital gain of 3,797 million euros, recognized under "Other income" in the accompanying consolidated income statement for 2010 (Note 19).

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

This company has been included in the Telefónica Group’s consolidation scope under the full consolidation method.

c)	Devaluation of the Venezuelan Bolívar

Regarding the devaluation of the Venezuelan Bolívar on January 8, 2010, the two main factors to consider with respect to the Telefónica Group’s 2010 financial statements were:

•
The decrease in the Telefónica Group’s net assets in Venezuela as a result of the new exchange rate, with a balancing entry in translation differences under equity of the Group, generating an effect of approximately 1,810 million euros at the date of devaluation.

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

The exchange rate differences arising from the application of this method are included in “Translation differences” under “Equity attributable to equity holders of the parent” in the accompanying consolidated statements of financial position, net of the portion of said differences attributable to non-controlling interests, which is shown under “Non-controlling interests.” When the Company loses control of a foreign subsidiary, either through total or partial sale or dilution of its interest, the entire cumulative translation difference since January 1, 2004 (the IFRS transition date) applicable to such operation is recognized in income together with any gain or loss from the loss of control. Transactions in the stock of subsidiaries that do not result in loss of control are recognized within equity, with a reallocation of the related cumulative translation difference. All other transactions resulting in the total or partial sale of the Company´s interest in an entity not controlled by the Company will result in a proportionate recognition of the related cumulative translation difference in income.

The financial statements of Group companies whose functional currency is the currency of a hyperinflationary economy are adjusted for inflation in accordance with the procedure described in the following paragraph prior to their translation to euros. Once restated, all items of the financial statements are converted to euros using the closing exchange rate. Amounts shown for prior years for comparative purposes are not modified.

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

In that regard, as indicated in Note 2, Venezuela has been classified as a hyperinflationary economy in 2011 and 2010. The inflation rates used to prepare the restated financial information are those published by the Central Bank of Venezuela. On an annual basis, these rates are 27.59% and 27.18% for 2011 and 2010, respectively.

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

-
For acquisitions occurring from January 1, 2010, the effective date of Revised IFRS 3, Business combinations, goodwill represents the excess of acquisition cost over the fair values of identifiable assets acquired and liabilities assumed at the acquisition date. Cost of acquisition is the sum of the fair value of consideration delivered and the value attributed to existing non-controlling interests. For each business combination, the company determines the value of non-controlling interests at either their fair value or their proportional part of the net identifiable assets acquired. After initial measurement, goodwill is carried at cost, less any accumulated impairment losses. Whenever an equity interest is held in the acquiree prior to the business combination (business combinations achieved in stages), the carrying value of such previously held equity interest is remeasured at its acquisition-date fair value and the resulting gain or loss, if any, is recognized in profit or loss.

-
For acquisitions after January 1, 2004, the IFRS transition date, and prior to January 1, 2010, the effective date of Revised IFRS 3, Business combinations, goodwill represents the excess of the acquisition cost over the acquirer’s interest, at the acquisition date, in the fair values of identifiable assets, liabilities and contingent liabilities acquired from a subsidiary or joint venture. After initial measurement, goodwill is carried at cost, less any accumulated impairment losses.

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

The Telefónica Group assesses the need to write down, if appropriate, the carrying amount of each item of property, plant and equipment to its recoverable amount, whenever there are indications that the asset’s carrying amount exceeds the higher of its fair value less costs to sell or its value in use. The impairment provision is not maintained if the factors giving rise to the impairment disappear (see Note 3 f).

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

The Group bases the calculation of impairment on the business plans of the various cash generating units to which the assets are allocated. These business plans generally cover a period of three to five years. For periods after the term of the strategic plan, an expected constant or decreasing growth rate is applied to the projections based on these plans. The growth rates used in 2011 and 2010 are as follows:

Rates	2011	2010
Businesses in Spain	0.51%-0.59%	0.91%-1.10%
Businesses in Latin America	1.75%-2.58%	1.66%-2.56%
Businesses in Europe	0.96%-1.07%	1.28%-1.46%

The main variables used by management to determine recoverable amounts are ARPU (average revenues per user), customer acquisition and retention costs, share of net adds in accesses, market shares, investments in non-current assets, growth rates and discount rates.

Tax discount rates are adjusted for country and business risks. The following ranges of rates were used in 2011 and 2010:

Rates	2011	2010
Businesses in Spain	7.5%-14.8%	7.8%-8.6%
Businesses in Latin America	7.3%-17.8%	7.2%-17.3%
Businesses in Europe	5.9%-11.2%	6.3%-10.9%

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

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards incidental to ownership of the leased item to the Group. These are classified at the inception of the lease, in accordance with its nature and the associated liability, at the lower of the present value of the minimum lease payments or the fair value of the leased property. Lease payments are apportioned between finance costs and reduction of the principal of lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance costs are reflected in the income statement over the lease term.

In firm sale and leaseback transactions resulting in a finance lease, the asset sold is not derecognized and the case received is considered finance for the lease term. However, when the sale and leaseback transaction results in an operating lease, and it is clear that both the transaction and subsequent lease income are established at fair value, the asset is derecognized and any gain or loss generated on the transaction is recognized.

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

The Group assesses the existence of indicators of impairment of the investment in each associate at each reporting date in order to recognize any required valuation adjustments. To do so, the recoverable value of the investment as a whole is determined as described in Note 3.f.

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

Financial assets held for trading, i.e., investments made with the aim of realizing short-term returns as a result of price changes, are included in the category financial assets at fair value through profit or loss and presented as current or non-current assets, depending on their maturity. Derivatives are classified as held for trading unless they are designated as effective hedging instruments. The Group also classifies certain financial instruments under this category when doing so eliminates or mitigates measurement or recognition inconsistencies that could arise from the application of other criteria for measuring assets and liabilities or for recognizing gains and losses on different bases. Also in this category are financial assets for which an investment and disposal strategy has been designed based on their fair value.

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

Fair value is considered to be quoted market price or other valuation references available at the closing date.

2.	Unlisted securities:

Fair value is determined using valuation techniques such as discounted cash flow analysis, option valuation models, or by reference to arm’s length market transactions. Exceptionally, with equity instruments, when fair value cannot be reliably determined, the investments are carried at cost.

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

For equity instruments included in available-for-sale financial assets, the Company assesses individually for each security whether there is any objective evidence that an asset is impaired as a result of one or more events indicating that the carrying amount of the security will not be recovered. If there is objective evidence that an available-for-sale financial instrument is impaired, the cumulative loss recognized in equity, measured as the difference between the acquisition cost (net of any principal payments and amortization made) and the fair value at that date, less any impairment loss on that investment previously recognized in the income statement, is removed from equity and recognized in the consolidated income statement.

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

The Group designates certain derivatives as:

1.	Fair value hedges, when hedging the exposure to changes in the fair value of a recognized asset or liability or a firm transaction;

2.
Cash flow hedges, when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction; or

3.	Hedges of a net investment in a foreign operation.

A hedge of the foreign currency risk of a firm commitment may be accounted for as a fair value or a cash flow hedge.

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

Call options on treasury shares to be settled through the physical delivery of a fixed number of shares at a fixed price are considered treasury share instruments. They are valued at the amount of premium paid and are presented as a reduction in equity. If the call options are exercised upon maturity, the amount previously recognized is reclassified as treasury shares together with the price paid. If the options are not exercised upon maturity, the amount is recognized directly in equity.

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

The Group has compensation systems linked to the market value of its shares, providing employees share options. Certain compensation plans are cash-settled, while equity-settled in others.

For cash-settled share-based transactions, the total cost of the rights granted is recognized as an expense in the income statement over the vesting period with recognition of a corresponding liability (Performance period). The total cost of the options is measured initially at fair value at the grant date using statistical techniques, taking into account the terms and conditions established in each share option plan. At each subsequent reporting date, the Group reviews its estimate of fair value and the number of options it expects to be settled, remeasuring the liability, with any changes in fair value recognized in the income statement.

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

The main temporary differences arise due to discrepancies between the tax bases and carrying amounts of property, plant and equipment, intangible assets, and non-deductible provisions, as well as differences in the fair value and tax bases of net assets acquired from a subsidiary, associate or joint venture.

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

The Telefónica Group principally obtains revenues from providing the following telecommunications services: traffic, connection fees, regular (normally monthly) network usage fees, interconnection, network and equipment leasing, handset sales and other services such as pay TV and value-added services (e.g. text or data messaging) and maintenance. Products and services may be sold separately or in promotional packages (bundled).

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

Interconnection revenues from wireline-wireless and wireless-wireline calls and other customer services are recognized in the period in which the calls are made.

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

As connection or initial activation fees, or upfront non-refundable fees, cannot be separately identifiable as elements in these types of packages, any revenues received from the customer for these items are allocated to the remaining elements. However, amounts contingent upon delivery of undelivered elements are not allocated to delivered elements.

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

The financial statements of the consolidated companies have the same financial year-end as the parent company’s individual financial statements and are prepared using the same accounting policies. In the case of Group companies whose accounting and valuation methods differed from those of the Telefónica Group, adjustments were made on consolidation in order to present the consolidated financial statements on a uniform basis.

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

r)	Acquisitions and disposals of non-controlling interests

Changes in investments in subsidiaries without loss of control:

Prior to January 1, 2010, the effective date of IAS 27 (Amended) Consolidated and separate financial statements, the Telefónica Group treated increases in equity investments of companies already controlled by the Group via purchases of non-controlling interests by recognizing any difference between the acquisition price and the carrying amount of the non-controlling interest’s participation as goodwill. In transactions involving the sale of investments in subsidiaries in which the Group retained control, the Telefónica Group derecognized the carrying amount of the shareholding sold, including any related goodwill. The difference between this amount and the sale price was recognized as a gain or loss in the consolidated income statement.

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

The accounting policies applied in the preparation of the financial statements for the year ended December 31, 2011 are consistent with those used in the preparation of the Group’s consolidated annual financial statements for the year ended December 31, 2010, except for the application of new standards, amendments to standards and interpretations published by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee (IFRIC), and adopted by the European Union, effective as of January 1, 2011, noted below:

-	Revised IAS 24, Related party disclosures

This revised standard includes the following changes: (i) it includes a partial exemption for entities with government shareholdings, which requires disclosures of information on balances and transactions with these entities only if they are significant, taken individually or collectively; and (ii) includes a new revised definition of a “related party.” The adoption of this standard has had no impact on the disclosures included in the Group’s consolidated financial statements.

-	Amendments to IAS 32, Classification of rights issues

The purpose of this change is to clarify that rights issues that allow a set number of own equity instruments to be acquired for a fixed exercise price are classified as equity, regardless of the currency in which the exercise price is denominated, provided that the issue is aimed at all holders of the same class of shares in proportion to the number of shares they already own. The adoption of these changes has had no impact on the financial position or results of the Group.

-	Improvements to IFRSs (May 2010)

These improvements establish a series of amendments to current IFRS with the aim of removing inconsistencies and clarifying wording. These amendments have had no impact on the results or financial position of the Group.

-	IFRIC 19, Extinguishing financial liabilities with equity instruments

This interpretation establishes that: (i) when the terms of a financial liability are renegotiated with the creditor and the creditor accepts the company’s equity instruments to extinguish all or part of the liability, the instruments issued are considered to be part of the consideration paid to extinguish the financial liability; (ii) these instruments must be measured at their fair value, unless this cannot be reliably estimated, in which case the valuation of the new instruments must reflect the fair value of the financial liability settled; and (iii) the difference between the carrying amount of the extinguished financial liability and the initial value of the equity instrument issued is recognized in the income statement for the period. The adoption of these criteria introduced by this new interpretation has had no impact on the financial position or results of the Group.

-	Amendments to IFRIC 14, Prepayments when there is a minimum funding requirement

This change is applied in specific situations in which the company is obligated to make minimum annual contributions to its defined benefit plan and make prepayments in order to meet this obligation. The amendment allows the company to consider the economic benefits that arise from such prepayments as an asset. The adoption of these criteria has had no impact on the financial position or results of the Group.

New standards and IFRIC interpretations issued but not effect as of December 31, 2011

At the date of preparation of the accompanying consolidated financial statements, the following IFRS, amendments and IFRIC interpretations had been published, but their application was not mandatory:

Standards and amendments		Mandatory application: annual periods beginning on or after
IFRS 9	Financial instruments	January 1, 2015
IFRS 10	Consolidated financial statements	January 1, 2013
IFRS 11	Joint arrangements	January 1, 2013
IFRS 12	Disclosures of interests in other entities	January 1, 2013
IFRS 13	Fair value measurement	January 1, 2013
Revised IAS 19	Employee benefits	January 1, 2013
Revised IAS 27	Separate financial statements	January 1, 2013
Revised IAS 28	Investments in associates and joint ventures	January 1, 2013
Amendments to IFRS 7	Disclosures - Transfers of financial assets	July 1, 2011
	Disclosures – Offsetting of financial assets and liabilities	January 1, 2013
	Disclosures - Transition to IFRS 9	January 1, 2015
Amendments to IAS 1	Presentation of items of other comprehensive income	July 1, 2012
Amendments to IAS 12	Deferred tax: Recovery of underlying assets	January 1, 2012
Amendments to IAS 32	Offsetting of financial assets and liabilities	January 1, 2014

Interpretations		Mandatory application: annual periods beginning on or after
IFRIC 20	Stripping costs in the production phase of a surface mine	January 1, 2013

The Group is currently assessing the impact of the application of these standards, amendments and interpretations.

Based on the analyses made to date, the Group estimates that their adoption will not have a significant impact on the consolidated financial statements in the initial period of application. However, the changes introduced by IFRS 9 will affect financial instruments and transactions with financial assets carried out on or after January 1, 2015.

(4)	SEGMENT INFORMATION

Combining the wireline and wireless telephony services underscores the need to manage the business by region in order to offer customers the best integrated solutions and support wireless-wireline convergence.

To implement this management model, the Group had three large business areas in 2011: Telefónica Spain, Telefónica Europe and Telefónica Latin America, with each overseeing the integrated business. This forms the basis of the segment reporting in these consolidated financial statements.

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

OIBDA is a commonly reported measure and is widely used among analysts, investors and other interested parties in the telecommunications industry, although not a measure explicitly defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. OIBDA should not be considered as an alternative to operating income as a measurement of our consolidated operating results or as an alternative to consolidated cash flows from operating activities as a measurement of our liquidity.

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

Inter-segment transactions are carried out at market prices.

Key information for these segments is as follows:

2011
Millions of euros	Telefónica Spain	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
Revenues	17,284	29,237	15,524	792	62,837
External revenues	16,941	29,138	15,212	1,546	62,837
Inter-segment revenues	343	99	312	(754)	-
Other operating income and expenses	(12,212)	(18,296)	(11,291)	(828)	(42,627)
OIBDA	5,072	10,941	4,233	(36)	20,210
Depreciation and amortization	(2,088)	(4,783)	(3,117)	(158)	(10,146)
OPERATING INCOME	2,984	6,158	1,116	(194)	10,064
CAPITAL EXPENDITURE	2,914	5,299	1,705	306	10,224
INVESTMENTS IN ASSOCIATES	1	3	-	5,061	5,065
FIXED ASSETS	15,070	43,890	28,133	1,541	88,634
TOTAL ALLOCATED ASSETS	21,428	62,923	35,247	10,025	129,626
TOTAL ALLOCATED LIABILITIES	12,768	27,289	9,754	52,429	102,243

2010 (revised1)
Millions of euros	Telefónica Spain	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
Revenues	18,711	25,756	15,724	546	60,737
External revenues	18,301	25,618	15,407	1,411	60,737
Inter-segment revenues	410	138	317	(865)	-
Other operating income and expenses	(10,191)	(12,043)	(11,644)	(1,082)	(34,960)
OIBDA	8,520	13,713	4,080	(536)	25,777
Depreciation and amortization	(2,009)	(3,954)	(3,201)	(139)	(9,303)
OPERATING INCOME	6,511	9,759	879	(675)	16,474
CAPITAL EXPENDITURE	2,021	5,455	3,152	216	10,844
INVESTMENTS IN ASSOCIATES	1	71	-	5,140	5,212
FIXED ASSETS	14,179	45,459	29,329	1,438	90,405
TOTAL ALLOCATED ASSETS	23,291	64,963	36,199	5,322	129,775
TOTAL ALLOCATED LIABILITIES	11,021	29,093	10,333	47,644	98,091

1 Revised to present, for comparative purposes, results for Telefónica International Wholesale Services (TIWS) and Telefónica North America (TNA), formerly part of Telefónica Latin America, and consolidated within Telefónica Europe since January 1, 2011.

2009 (revised1)
Millions of euros	Telefónica Spain	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
Revenues	19,703	22,709	13,954	365	56,731
External revenues	19,354	22,600	13,653	1,124	56,731
Inter-segment revenues	349	109	301	(759)	-
Other operating income and expenses	(9,946)	(13,668)	(9,955)	(559)	(34,128)
OIBDA	9,757	9,041	3,999	(194)	22,603
Depreciation and amortization	(2,140)	(3,700)	(2,988)	(128)	(8,956)
OPERATING INCOME	7,617	5,341	1,011	(322)	13,647
CAPITAL EXPENDITURE	1,863	3,377	1,801	216	7,257
INVESTMENTS IN ASSOCIATES	3	152	-	4,781	4,936
FIXED ASSETS	14,082	24,441	27,537	1,351	67,411
TOTAL ALLOCATED ASSETS	26,156	42,336	32,994	6,655	108,141
TOTAL ALLOCATED LIABILITIES	13,363	22,614	6,769	41,121	83,867

1 Revised to present, for comparative purposes, results for Telefónica International Wholesale Services (TIWS) and Telefónica North America (TNA), formerly part of Telefónica Latin America, and consolidated within Telefónica Europe since January 1, 2011.

The composition of segment revenues, detailed by the main countries in which the Group operates, is as follows:

	Millions of euros
	2011				2010 (revised1)				2009 (revised1)
Country	Fixed	Mobile	Other and eliminations	Total	Fixed	Mobile	Other and eliminations	Total	Fixed	Mobile	Other and eliminations	Total
Spain	10,631	7,747	(1,094)	17,284	11,397	8,550	(1,236)	18,711	12,167	8,965	(1,429)	19,703
Latin America				29,237				25,756				22,709
Brazil	5,890	8,436	(1,799)	14,326	6,843	4,959	(683)	11,119	5,766	3,036	(426)	8,376
Argentina	1,237	2,039	(102)	3,174	1,187	1,979	(93)	3,073	1,047	1,643	(81)	2,609
Chile	1,037	1,399	(126)	2,310	1,038	1,266	(107)	2,197	893	1,010	(72)	1,831
Peru	1,069	1,088	(127)	2,030	1,097	1,001	(138)	1,960	1,006	840	(130)	1,716
Colombia	682	916	(37)	1,561	700	872	(43)	1,529	615	685	(31)	1,269
Mexico	N/A	1,557	N/A	1,557	N/A	1,832	-	1,832	N/A	1,552	-	1,552
Venezuela	N/A	2,688	N/A	2,688	N/A	2,318	-	2,318	N/A	3,773	-	3,773
Remaining operators and inter-segment eliminations				1,591				1,728				1,583
Europe				15,524				15,724				13,954
UK	164	6,762	-	6,926	134	7,067	-	7,201	70	6,442	-	6,512
Germany	1,426	3,609	-	5,035	1,412	3,414	-	4,826	558	3,188	-	3,746
Czech Republic	913	1,217	-	2,130	960	1,237	-	2,197	1,015	1,248	(3)	2,260
Ireland	12	711	N/A	723	4	844	-	848	1	904	-	905
Remaining operators and inter-segment eliminations				710				652				531
Other and inter-segment eliminations				792				546				365
Total Group				62,837				60,737				56,731

1 Revised to present, for comparative purposes, results for Telefónica International Wholesale Services (TIWS) and Telefónica North America (TNA), formerly part of Telefónica Latin America, and consolidated within Telefónica Europe since January 1, 2011.

 On September 5, 2011, the Executive Committee of Telefónica, S.A.’s Board of Directors approved a new organizational structure, which will become fully operational starting in 2012. The main differences are:

•	The streamlining and balancing of the business’ geographical mix based on stages of market development, leading to the configuration of two large blocks: Europe and Latin America.

•
The creation of a new business unit, Telefónica Digital, headquartered in London with regional offices in Madrid, Sao Paulo, Silicon Valley and certain strategic hubs in Asia. Its mission will be to bolster Telefónica’s place in the digital world and leverage any growth opportunities arising in this environment, driving innovation, strengthening the product and service portfolio and maximizing the advantages of its large customer base.

•
The creation of a Global Resources operating unit designed to ensure the profitability and sustainability of the business by leveraging and unlocking economies of scale, as well as driving Telefónica’s transformation into a fully global group.

This new organizational structure will revolve around a nine-member Executive Committee, backed by a Transformation Committee composed of the company’s senior managers.

For information purposes, segment information for 2011 in accordance with the new definition of the Telefónica Group regions is as follows:

2011
Millions of euros	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
Revenues	28,941	32,074	1,822	62,837
External revenues	28,831	31,891	2,115	62,837
Inter-segment revenues	110	183	(293)	-
Other operating income and expenses	(18,057)	(22,803)	(1,767)	(42,627)
OIBDA	10,884	9,271	55	20,210
Depreciation and amortization	(4,770)	(5,076)	(300)	(10,146)
OPERATING INCOME	6,114	4,195	(245)	10,064
CAPITAL EXPENDITURE	5,263	4,515	446	10,224
INVESTMENTS IN ASSOCIATES	3	1	5,061	5,065
FIXED ASSETS	43,716	42,584	2,334	88,634
TOTAL ALLOCATED ASSETS	65,475	55,738	8,410	129,623
TOTAL ALLOCATED LIABILITIES	27,124	21,910	53,206	102,240

(5)	BUSINESS COMBINATIONS AND ACQUISITIONS OF NON-CONTROLLING INTERESTS

Business combinations

2011

Acquisition of Acens Technologies, S.L.

On June 7, 2011, the Telefónica Group formalized the acquisition of 100% of Acens Technologies, S.L., a leader in hosting/housing in Spain for small- and medium-sized enterprises.

The consideration paid for the purchase was approximately 55 million euros. After the preliminary allocation of the purchase price to the assets acquired and the liabilities assumed, the goodwill generated on the transaction was 52 million euros.

2010

Acquisition of Brasilcel, N.V.

As described in Note 2.b), on July 28, 2010, Telefónica and Portugal Telecom signed an agreement for the acquisition by Telefónica of 50% of the capital stock of Brasilcel, N.V. (company then jointly owned by Telefónica and Portugal Telecom, which owned shares representing, approximately, 60% of the aforementioned capital stock of Brazilian company Vivo Participações, S.A.). The acquisition price for the aforementioned capital stock of Brasilcel was 7,500 million euros, of which 4,500 million euros was paid at the closing of the transaction on September 27, 2010, 1,000 million euros on December 30, 2010, and the remaining 2,000 million euros on October 31, 2011.

Furthermore, the aforementioned agreement established that Portugal Telecom waived its right to the declared dividend payable by Brasilcel of approximately 49 million euros.

In accordance with IFRS 3, the Group opted to record at fair value the non-controlling interests of Vivo Participaçoes, S.A. corresponding to non-voting shares, determining such fair value based on a discounted cash flows valuation determined in accordance with the company's business plans.

In 2010, Telefónica proceeded to recognize and value the identifiable assets acquired and liabilities assumed at the date of acquisition.

These values were determined using various measurement methods for each type of asset and/or liability based on the best available information. The advice of experts was also considered in addition to the various other considerations made in determining these fair values.

The methods and assumptions used to measure these fair values were as follows:

Licenses

The fair value of the licenses was determined through the use of the Multi-period Excess Earnings Method (MEEM), which is based on a discounted cash flows analysis of the estimated future economic benefits attributable to the licenses, net of the elimination of charges related to contributing assets involved in the generation of such cash flows and excluding cash flows attributable to the customer base.

This method assumes that intangible assets rarely generate income on their own. Thus, the cash flows attributable to the licenses are those remaining after the return on investment of all the contributing assets required to generate the projected cash flows.

Customer base

The customer base was measured using the MEEM, which is based on a discounted cash flow analysis of the estimated future economic benefits attributable to the customer base, net of the elimination of charges involved in its generation. An analysis of the average length of customer relationships, using the retirement rate method, was performed in order to estimate the remaining useful life of the customer base.

The objective of the analysis of useful lives is to estimate a survival curve that predicts future customer churn of our current customer base. The so-called “Iowa curves” were considered to approximate the survival curve of customers.

Trademark

The fair value of the trademark was calculated using the “relief-from-royalty” method. This method establishes that an asset's value is calculated by capitalizing the royalties saved by holding the intellectual property. In other words the trademark owner generates a gain in holding the intangible asset rather than paying royalties for its use. The royalties saving was calculated by applying a market royalty rate (expressed as a percentage of revenues) to future revenues expected to be generated from the sale of products and services associated with the intangible asset. A market royalty rate is the rate, normally expressed as a percentage of net revenues, that a knowledgeable, interested holder would charge a knowledgeable, interested user for the use of an asset in an arm's length transaction.

The carrying amounts, fair values, goodwill and purchase consideration cost of the identifiable assets acquired and liabilities assumed in this transaction at the acquisition date after the purchase price allocation were the following:

	Brasilcel, N.V.
Millions of euros	Carrying amount	Fair value
Intangible assets	3,466	8,401
Goodwill	932	N/A
Property, plant and equipment	2,586	2,586
Other non-current assets	1,921	1,953
Other current assets	3,101	3,101

Financial liabilities	(1,913)	(1,913)
Deferred tax liabilities	(828)	(2,506)
Other liabilities and current liabilities	(3,046)	(3,203)
Value of net assets	6,219	8,419
Purchase consideration cost		18,408
Goodwill (Note 7)	-	9,989

The impact of this acquisition on cash and cash equivalents is as follows:

Millions of euros
Cash and cash equivalents of the company acquired	401
Cash paid in the acquisition net of the declared dividend	5,448
Total net cash outflow	5,047

Of the amount of consideration agreed in the acquisition of Brasilcel (Vivo), 5,500 million euros was paid in 2010 and the remainder in 2011.

Had the acquisition occurred on January 1, 2010, the Telefónica Group’s revenues and operating income excluding the impact of the related depreciation for the year would have been approximately 2,400 million and 890 million euros higher, respectively.

Similarly, the contributions of the 50% stake in Brasilcel to revenues and operating income excluding the impact of the related depreciation since the date of its acquisition to December 31, 2010 were 875 million and 360 million euros, respectively.

Acquisition of HanseNet Telekommunikation GmbH (HanseNet)

On December 3, 2009, Telefónica’s subsidiary in Germany, Telefónica Deutschland GmbH (“Telefónica Deutschland”), signed an agreement to acquire all of the shares of German company HanseNet Telekommunikation GmbH (“HanseNet”). The Telefónica Group completed the acquisition of 100% of the shares of HanseNet on February 16, 2010. The initial amount paid was approximately 913 million euros, which included 638 million euros of refinanced debt, leaving an acquisition cost of 275 million euros, which was finally reduced by 40 million euros at completion of the transaction.

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

The complete carrying amounts, fair values, goodwill and purchase consideration cost of the identifiable assets acquired and the liabilities assumed in this transaction at the date control was obtained are as follows:

	HanseNet
Millions of euros	Carrying amount	Fair value
Intangible assets	277	309
Goodwill	461	N/A
Property, plant and equipment	514	531
Other assets	191	235

Financial liabilities	(657)	(665)
Deferred tax liabilities	-	(101)
Other liabilities and current liabilities	(303)	(356)
Value of net assets	483	(47)
Purchase consideration cost	-	235
Goodwill (Note 7)	-	282

In addition, the impact of this acquisition on cash and cash equivalents was as follows:

Millions of euros
Cash and cash equivalents of the company acquired	28
Cash paid in the acquisition	235
Total net cash outflow	207

The contributions to the Telefónica Group’s revenues and operating income excluding the impact of the related depreciation from the consolidation of HanseNet in 2010 amounted to 786 million and 77 million euros, respectively.

2009

No significant business combinations were carried out in 2009 that had been completed as of December 31, 2009.

Acquisitions of non-controlling interests

2011

Acquisition of non-controlling interests of Vivo Participações

As described in Note 2, on October 26, 2010, Telefónica, S.A. announced a tender offer for the acquisition of all outstanding voting shares of Vivo Participações, S.A. (Vivo Participações) not already owned or controlled by Telefónica, representing approximately 3.8% of its capital stock.

This offer was approved by the Brazilian market regulator (C.V.M.) on February 11, 2011 and, after its execution, Telefónica acquired an additional 2.7% of Vivo Participações’ capital stock for 539 million euros, for a total of 62.3%.

In addition, on March 25, 2011 the Boards of Directors of each of the subsidiaries controlled by Telefónica, Vivo Participações and Telesp approved the terms and conditions of a restructuring process whereby all shares of Vivo Participações that were not owned by Telesp were exchanged for Telesp shares, at a rate of 1.55 new Telesp shares for each Vivo share. These shares then became the property of Telesp, whereby Vivo Participações then became a wholly owned subsidiary of Telesp. Once the shares were exchanged, the Telefónica Group became the owner of 73.9% of Telesp which, in turn, has 100% ownership of the shares of Vivo Participações. The impact of this transaction on equity attributable to non-controlling interests was a decrease of 661 million euros.

2010

There were no significant acquisitions of non-controlling interests in 2010. The detail of the main transactions carried out in 2010 is provided in Appendix I.

(6)	INTANGIBLE ASSETS

The composition of and movements in net intangible assets in 2011 and 2010 are as follows:

	Millions of euros
	Balance at 12/31/10				Transfers and other		Inclusion of Companies
						Translation		Exclusion of Companies	Balance at 12/31/11
		Additions	Amortization	Disposals		differences and hyperinflation adjustments
Development costs	206	106	(68)	-	(34)	(1)	-	-	209
Service concession arrangements and licenses	14,566	503	(1,041)	(8)	1,387	(643)	-	-	14,764
Software	3,526	1,249	(1,588)	(2)	610	(63)	-	-	3,732
Customer base	3,143	-	(595)	-	1	(73)	26	-	2,502
Other intangible assets	2,172	26	(184)	(4)	(41)	(53)	-	-	1,916
Prepayments on intangible assets	1,413	953	-	-	(1,422)	(3)	-	-	941
Net intangible assets	25,026	2,837	(3,476)	(14)	501	(836)	26	-	24,064

	Millions of euros

						Translation
	Balance at 12/31/09	Additions	Amortization	Disposals	Transfers and other	differences and hyperinflation adjustment	Inclusion of Companies	Exclusion of Companies	Balance at 12/31/10
Development costs	162	104	(55)	-	(18)	2	11	-	206
Service concession arrangements and licenses	8,842	1,237	(836)	-	61	623	4,639	-	14,566
Software	2,948	945	(1,381)	-	558	134	322	-	3,526
Customer base	2,681	-	(563)	-	(141)	134	1,032	-	3,143
Other intangible assets	1,139	41	(309)	(18)	166	50	1,103	-	2,172
Prepayments on intangible assets	74	1,638	-	-	(324)	5	20	-	1,413
Net intangible assets	15,846	3,965	(3,144)	(18)	302	948	7,127	-	25,026

The gross cost, accumulated amortization and impairment losses of intangible assets at December 31, 2011 and 2010 are as follows:

	Balance at December 31, 2011
	Gross cost	Accumulated amortization	Impairment losses	Net intangible assets

Millions of euros
Development costs	787	(578)	-	209
Service concession arrangements and licenses	21,228	(6,464)	-	14,764
Software	15,081	(11,326)	(23)	3,732
Customer base	6,181	(3,679)	-	2,502
Other intangible assets	3,358	(1,437)	(5)	1,916
Prepayments on intangible assets	941	-	-	941
Net intangible assets	47,576	(23,484)	(28)	24,064

	Balance at December 31, 2010
	Gross cost	Accumulated amortization	Impairment losses	Net
				intangible
Millions of euros				assets
Development costs	1,229	(1,023)	-	206
Service concession arrangements and licenses	20,438	(5,872)	-	14,566
Software	13,724	(10,172)	(26)	3,526
Customer base	6,481	(3,338)	-	3,143
Other intangible assets	3,445	(1,269)	(4)	2,172
Prepayments on intangible assets	1,413	-	-	1,413
Net intangible assets	46,730	(21,674)	(30)	25,026

“Additions” in 2011 include the acquisition of spectrum licenses in Spain for 842 million euros (of which 793 million euros are recognized as prepayments on intangible assets as the licenses had not yet started), the acquisition of spectrum in band H (1.9 GHz/2.1GHz) in Brazil for 349 million euros, the acquisition of spectrum licenses in Costa Rica for 68 million euros and the acquisition of software.

“Additions” in 2010 include the acquisition of the spectrum license in Mexico for 1,237 million euros, for the 1850-1910/1930-1990 MHz and 1710-1770/2110-2170 MHz frequencies. Telefónica México acquired eight additional blocks of radioelectric spectrum, equivalent to 140 MHz in the 1900 MHz auction and 60 MHz in the 1700 MHz auction. The cost of these licenses will be paid in 20 years (Note 14). Furthermore, an advanced payment of 1,379 million euros was made for the license to use the spectrum in Germany, which was recognized as "Additions" of prepayments on intangible assets and reclassified as concessions and licenses in 2011. Finally, we also made  investments in software.

Changes in the consolidation scope from inclusion of companies in 2010 primarily consisted of the consolidation of all assets of HanseNet, as well as the 50% interest in Vivo Participaçoes, S.A. (Note 5).

Details of the principal concessions and licenses with which the Group operates are provided in Appendix VI.

At December 31, 2011 and 2010, the Group carried intangible assets with indefinite useful lives of 105 and 108 million euros, respectively, related primarily to permanent licenses to operate wireless telecommunications services in Argentina.

Intangible assets are also subject to impairment tests whenever there are indicators of a potential loss in value and, in any event, at the end of each year for intangible assets with indefinite useful lives. There was no significant impairment recognized in the consolidated financial statements for 2011 and 2010 as a result of these impairment tests.

“Other intangible assets” includes the amounts allocated to trademarks acquired in business combinations, of 2,292 million euros and 2,339 million euros at December 31, 2011 and 2010 (1,449 million euros and 1,586 million euros net of the related accumulated amortization), respectively.

“Translation differences and hyperinflation adjustments” reflects the impact of exchange rate movements on opening balances, as well as the impact of the monetary adjustments due to hyperinflation in Venezuela. The effect of exchange rates on movements in the year is included in the column corresponding to such movement.

(7)	GOODWILL

The movement in this heading assigned to each Group segment was the following:

Millions of euros
2011	Balance at 12/31/10	Acquisitions	Disposals	Transfers	Translation differences and hyperinflation adjustments	Balance at 12/31/11
Telefónica Spain	3,280	52	-	-	-	3,332
Telefónica Latin America	15,672	-	-	(2)	(626)	15,044
Telefónica Europe	10,421	-	(3)	2	110	10,530
Other	209	-	-	-	(8)	201
Total	29,582	52	(3)	-	(524)	29,107

Millions of euros
2010	Balance at 12/31/09	Acquisitions	Disposals	Transfers	Translation differences and hyperinflation adjustments	Balance at 12/31/10
Telefónica Spain	3,238	42	-	-	-	3,280
Telefónica Latin America	6,320	9,201	-	(350)	501	15,672
Telefónica Europe	9,810	397	(37)	-	251	10,421
Other	198	-	-	-	11	209
Total	19,566	9,640	(37)	(350)	763	29,582

Goodwill generated in the acquisition of foreign companies is treated as an asset denominated in the currency of the company acquired, and is therefore subject to exchange rate differences, which are included under “Translation differences.”

The impairment tests carried out did not identify the need to recognize any material write-downs to goodwill at the 2011 and 2010 year ends as the recoverable amount, in all cases based on value in use, was higher than carrying amount.

In addition, sensitivity analyses were performed on changes reasonably expected to occur in the primary valuation variables, and the recoverable amount remained above the net carrying amount.

2011

“Additions” in 2011 relate to the goodwill arising on the acquisition of Acens Technologies, S.L. (see Note 5).

2010

“Additions” in 2010 include the goodwill generated on the acquisition of Vivo Participaçoes in the amount of 9,989 million euros which, net of the goodwill from the previously held investment, results in an addition to this line item of 9,200 million euros.

Similarly, the acquisitions of HanseNet and Jajah led to increases in goodwill of 282 million and 115 million euros, respectively, while the acquisition of Tuenti Technologies, S.L. led to an addition in goodwill of 42 million euros.

Disposals in 2010 comprise the divestment of Manx Telecom Limited.

Fluctuations in exchange rates in the various countries in which the Group operates, combined with the hyperinflationary adjustment in Venezuela, led to a decrease in goodwill of 524 million euros (increase of 763 million euros in 2010).

(8)	PROPERTY, PLANT AND EQUIPMENT

The composition of and movement in the items comprising net “Property, plant and equipment” in 2011 and 2010 were the following:

	Millions of euros

	Balance at 12/31/10					Translation	Inclusion of Companies	Exclusion of Companies	Balance at 12/31/11
		Additions	Depreciation	Disposals	Transfers and other	differences and hyperinflation adjustments
Land and buildings	6,152	252	(569)	(125)	381	(98)	-	-	5,993
Plant and machinery	24,206	2,015	(5,398)	(53)	3,274	(335)	3	(4)	23,708
Furniture, tools and other items	1,947	348	(703)	(3)	234	(22)	12	(3)	1,810
Total PP&E in service	32,305	2,615	(6,670)	(181)	3,889	(455)	15	(7)	31,511
PP&E in progress	3,259	4,574	-	(4)	(4,122)	7	-	-	3,714
Advance payments on PP&E	8	9	-	-	(5)	-	-	-	12
Installation materials	225	189	-	(2)	(176)	(10)	-	-	226
Net PP&E	35,797	7,387	(6,670)	(187)	(414)	(458)	15	(7)	35,463

	Millions of euros

	Balance at 12/31/09					Translation	Inclusion of Companies	Exclusion of Companies	Balance at 12/31/10
		Additions	Depreciation	Disposals	Transfers and other	differences and hyperinflation adjustments
Land and buildings	6,092	61	(538)	(40)	180	332	87	(22)	6,152
Plant and machinery	21,391	1,447	(4,869)	(57)	3,750	1,198	1,390	(44)	24,206
Furniture, tools and other items	1,660	448	(752)	-	339	77	178	(3)	1,947
Total PP&E in service	29,143	1,956	(6,159)	(97)	4,269	1,607	1,655	(69)	32,305
PP&E in progress	2,619	4,781	-	(3)	(4,370)	139	100	(7)	3,259
Advance payments on PP&E	10	3	-	-	(5)	-	-	-	8
Installation materials	227	139	-	(16)	(143)	18	-	-	225
Net PP&E	31,999	6,879	(6,159)	(116)	(249)	1,764	1,755	(76)	35,797

The gross cost, accumulated depreciation and impairment losses of property, plant and equipment at December 31, 2011 and 2010 are as follows:

	Balance at December 31, 2011
	Gross cost	Accumulated depreciation	Impairment losses	Net PP&E

Land and buildings	12,522	(6,526)	(3)	5,993
Plant and machinery	100,692	(76,961)	(23)	23,708
Furniture, tools and other items	7,463	(5,571)	(82)	1,810
Total PP&E in service	120,677	(89,058)	(108)	31,511
PP&E in progress	3,714	-	-	3,714
Advance payments on PP&E	12	-	-	12
Installation materials	248	-	(22)	226
Net PP&E	124,651	(89,058)	(130)	35,463

	Balance at December 31, 2010
	Gross cost	Accumulated depreciation	Impairment losses	Net PP&E

Land and buildings	12,372	(6,216)	(4)	6,152
Plant and machinery	100,496	(76,266)	(24)	24,206
Furniture, tools and other items	7,406	(5,367)	(92)	1,947
Total PP&E in service	120,274	(87,849)	(120)	32,305
PP&E in progress	3,259	-	-	3,259
Advance payments on PP&E	8	-	-	8
Installation materials	256	-	(31)	225
Net PP&E	123,797	(87,849)	(151)	35,797

“Additions” for 2011 and 2010, totaling 7,387 million euros and 6,879 million euros, respectively, reflect the Group’s investment efforts made during the year.

“Additions” in Telefónica Spain amount to 1,411 million euros in 2011, compared to 1,500 million euros in 2010. Significant investments in the wireline business include those in broadband to continue with the localized roll-out of fiber optics, TV and data services for large corporate customers, as well as the maintenance of the traditional business. Investment in the wireless business mainly went to improving third generation (3G) network capacity.

Telefónica Latin America’s investments in 2011 and 2010 amounted to 4,401 million euros and 3,948 million euros, respectively. Investment in 2011 focused mainly on the wireless business, mostly in the expansion of coverage and on 3G and GSM network capacity, and on the wireline business, network and plant upgrades and investment in broadband accounted for the bulk of the investment. Customer related investments were also made in both the wireline and wireless businesses.

Investment in Telefónica Europe in 2011 and 2010 amounted to 1,351 million euros and 1,254 million euros, respectively. Investments in 2011 continued to be focused on improving capacity and coverage of the mobile networks in the United Kingdom and Germany as well as the broadband business, primarily in the Czech Republic and Germany.

Changes in the consolidation scope for the inclusion of companies in 2010 primarily consisted of the consolidation of the Group’s interest in HanseNet, as well as the additional 50% of Vivo Participaçoes, S.A. (Note 5).

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

Property, plant and equipment deriving from finance leases amounted to 648 million euros at December 31, 2011 (787 million euros at December 31, 2010). The most significant finance leases are disclosed in Note 22.

The net amounts of “Property, plant and equipment” temporarily out of service at December 31, 2011 and 2010 were not significant.

(9)	ASSOCIATES AND JOINT VENTURES

Associates

The breakdown of amounts recognized in the consolidated statements of financial position and income statements related to associates is as follows:

	Millions of euros
Description	12/31/11	12/31/10
Investments in associates	5,065	5,212
Long-term loans to associates (Note 13)	3	604
Short-term loans to associates	682	43
Receivables from associates for current operations (Note 11)	69	84
Loans granted by associates (Note 14)	347	147
Payables to associates for current operations (Note 14)	93	46
Revenue from operations with associates	578	518
Work performed by associates and other operating expenses	617	906
Share of (loss) profit of associates	(635)	76

Transactions performed through Brasilcel group companies are shown at 50% until September 27, 2010.

The breakdown of the main associates and key financial highlights for the last 12-month periods available at the time of preparation of these consolidated financial statements are as follows:

December 31, 2011	Millions of euros
COMPANY	% holding	Total assets	Total liabilities	Operating income	Profit (loss) for the year	Carrying amount	Market value
Telco, S.p.A. (Italy) (*)	46.18%	5,410	3,300	-	(1,126)	1,453	N/A
DTS Distribuidora de Televisión Digital, S.A. (Spain)	22.00%	1,423	458	908	50	473	N/A
China Unicom (Hong Kong) Limited	9.57%	53,332	27,961	22,466	539	3,031	3,665
Other						108
TOTAL						5,065

December 31, 2010	Millions of euros
COMPANY	% holding	Total assets	Total liabilities	Operating income	Profit (loss) for the year	Carrying amount	Market value
Telco, S.p.A. (Italy) (*)	46.18%	6,554	3,356	-	63	2,055	N/A
DTS Distribuidora de Televisión Digital, S.A. (Spain)	22.00%	1,497	497	1,085	169	488	N/A
China Unicom (Hong Kong) Limited	8.37%	47,494	24,238	18,604	388	2,499	2,112
Other						170
TOTAL						5,212

(*) Through this company, Telefónica effectively has an indirect stake in Telcom Italia, S.p.A.’s voting shares at December 31, 2011 of approximately 10.46%, representing 7.19% of the dividend rights (10.47% and 7.20%, respectively, at December 31, 2010).

The detail of the movement in investments in associates in 2011 and 2010 was the following:

Investments in associates	Millions of euros
Balance at 12/31/09	4,936
Acquisitions	489
Disposals	(473)
Translation differences	321
Income	76
Dividends	(97)
Transfers and other	(40)
Balance at 12/31/10	5,212
Acquisitions	358
Disposals	(3)
Translation differences	218
Income (loss)	(635)
Dividends	(45)
Transfers and other	(40)
Balance at 12/31/11	5,065

“Acquisitions” and “Disposals” at December 31, 2011 and 2010 reflect the amounts from transactions detailed in the changes to the consolidation scope (see Appendix I). The amount for 2011 includes the investment of 358 million euros in China Unicom as part of the agreement to extend the strategic partnership (see Note 2). The amount for 2010 includes the disposal of 472 million euros due to the deconsolidation of Portugal Telecom, as well as the addition of 488 million euros for the 22% stake in DTS Distribuidora de Televisión Digital, S.A.

The year 2011 reflects the impact of the adjustment made by Telco, S.p.A. to the value of its stake in Telecom Italia which, coupled with the impact of operational synergies considered in the investment and its contribution to profit for the year, resulted in a negative impact on “Share of (loss) profit of associates” of 620 million euros.

The most significant dividends received from associates in 2011 were those from China Unicom, for 18 million euros, and DTS Distribuidora de Televisión Digital, S.A., for 18 million euros.

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

The contributions of Brasilcel, N.V. to the Telefónica Group’s 2009 consolidated statement of financial position and 2010 and 2009 consolidated income statements are as follows:

Millions of euros	2010		2009
Current assets	-		1,170
Non-current assets	-		5,617
Current liabilities	-		1,170
Non-current liabilities	-		1,505
Operating revenue	2,583	(*)	2,743
Operating expenses	1,896	(*)	2,046

(*) For the period from January 1, 2010 to September 27, 2010

(10)	RELATED PARTIES

Significant shareholders

The main transactions between Telefónica Group companies and significant shareholders of the Company are described below. All of these transactions were carried out at market prices.

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) and subsidiaries comprising the consolidated group:

•	Financing transactions, with approximately 538 million euros drawn down at December 31, 2011 (682 million euros at December 31, 2010).

•	Time deposits amounting to 349 million euros at December 31, 2011 (260 million euros at December 31, 2010).

•	Derivative transactions, for a total nominal amount of approximately 23,291 million euros at December 31, 2011 (11,197 million euros at December 31, 2010).

•	Dividends and other earnings distributed to BBVA in 2011 for 514 million euros (439 million euros in 2010).

•	Guarantees granted by BBVA for approximately 584 million euros at December 31, 2011 (922 million euros at December 31, 2010).

•	Services, mainly telecommunications and telemarketing, rendered by Telefónica Group companies to the BBVA Group.

Caja de Ahorros y Pensiones de Barcelona (“la Caixa”), and subsidiaries comprising the consolidated group:

•	Financing transactions, with approximately 370 million euros drawn down at December 31, 2011 (305 million euros at December 31, 2010).

•	Time deposits amounting to 298 million euros at December 31, 2011 (118 million euros at December 31, 2010).

•	Derivative transactions, for a total nominal amount of approximately 800 million euros in 2011 and 2010.

•	Dividends and other earnings distributed to la Caixa in 2011 for 366 million euros (298 million euros in 2010).

•	Guarantees granted for 56 million euros at December 31, 2011 (47 million euros in 2010).

•	The telecommunications services rendered by Telefónica Group companies to la Caixa group companies.

Associates and joint ventures

The most significant balances and transactions with associates and joint ventures and their contributions to the consolidated statement of financial position and income statement are detailed in Note 9.

Directors and senior executives

During the financial year to which these accompanying consolidated annual financial statements refer, the Directors and senior executives did not perform any transactions with Telefónica or any Telefónica Group company other than those in the Group’s normal trading activity and business.

Compensation and other benefits paid to members of the Board of Directors and senior executives, as well as the detail of the equity interests and positions or duties held by the directors in companies engaging in an activity that is identical, similar or complementary to that of the Company are detailed in Note 21 of these consolidated financial statements.

(11)	TRADE AND OTHER RECEIVABLES

The breakdown of this consolidated statement of financial position heading at December 31, 2011 and 2010 is as follows:

	Balance at	Balance at
Millions of euros	12/31/11	12/31/10
Trade receivables	12,282	13,002
Receivables from associates (Note 9)	69	84
Other receivables	918	1,182
Allowance uncollectibles	(3,135)	(3,098)
Short-term prepayments	1,197	1,256
Total	11,331	12,426

Public-sector net trade receivables in the countries in which the Group operates at December 31, 2011 and 2010 amounted to 779 million euros and 696 million euros, respectively.

The breakdown of trade receivables at December 31, 2011 and 2010 is as follows:

Millions of euros	12/31/11	12/31/10
Trade receivables billed	9,168	9,420
Trade receivables unbilled	3,114	3,582
Total	12,282	13,002

The movement in impairment losses in 2011 and 2010 is as follows:

Millions of euros
Impairment losses at December 31, 2009	2,589
Allowances, net of retirements	847
Amounts applied	(664)
Inclusion of companies	133
Exclusion of companies	(1)
Translation differences	194
Impairment losses at December 31, 2010	3,098
Allowances, net of retirements	784
Amounts applied	(729)
Inclusion of companies	2
Exclusion of companies	(1)
Translation differences	(19)
Impairment losses at December 31, 2011	3,135

The balance of trade receivables billed net of impairment losses at December 31, 2011 amounted to 6,033 million euros (6,322 million euros at December 31, 2010), of which 3,400 million euros were not yet due (3,852 million euros at December 31, 2010).

Of the amounts due, only net amounts of 280 and 260 million euros are over 360 days at December 31, 2011 and 2010, respectively. They are mainly with the public sector.

(12)	EQUITY

a)         Share capital and share premium

At December 31, 2011, Telefónica, S.A.’s share capital amounted to 4,563,996,485 euros and consisted of 4,563,996,485 fully paid ordinary shares of a single series, par value of 1 euro, all recorded by the book-entry system and traded on the Spanish electronic trading system (“Continuous Market”), where they form part of the Ibex 35 Index, on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and listed on the New York, London,  Buenos Aires and Lima Stock Exchanges.

With respect to authorizations given regarding share capital, on May 18, 2011, authorization was given at the Annual Shareholders’ Meeting of Telefónica, S.A. for the Board of Directors, at its discretion and in accordance with the Company’s needs, to increase the Company’s capital, at one or several times, within a maximum period of five years from that date, under the terms of Section 297.1.b) of the Corporate Enterprises Act up to a maximum increase of 2,281,998,242.50 euros, equivalent to half of Telefónica, S.A.’s share capital at that date, by issuing and placing new shares, be they ordinary, preferred, redeemable, non-voting or of any other type permitted by the Law, -with or without a premium- and, in all cases, in exchange for cash, and expressly considering the possibility that the new shares may not be fully subscribed. The Board of Directors was also empowered to exclude, partially or fully, pre-emptive subscription rights under the terms of Section 506 of the Spanish Enterprises Act.

In addition, at the June 2, 2010 Shareholders’ Meeting, authorization was given for the Board of Directors to issue fixed-income securities and preferred shares at one or several times within a maximum period of five years from that date. These securities may be in the form of debentures, bonds, promissory notes or any other kind of fixed-income security, plain or, in the case of debentures and bonds, convertible into shares of Telefónica, S.A. and/or exchangeable for shares of any of the Group companies or of any other company. They may also be preferred shares. The total maximum amount of the securities issued agreed under this authorization is 25,000 million euros or the equivalent in another currency. For promissory notes, the outstanding balance of promissory notes issued under this authorization will be calculated for purposes of the aforementioned limit. As at December 31, 2011, the Board of Directors had exercised these powers, approving two programs for the issuance of corporate promissory notes in 2011 and 2012.

In addition, on June 2, 2010, shareholders voted to authorize the acquisition by the Board of Directors of treasury shares, up to the limits and pursuant to the terms and conditions established at the Shareholders’ Meeting, within a maximum period of five years from that date. However, it specified that in no circumstances could the par value of the shares acquired, added to that of the treasury shares already held by Telefónica, S.A. and by any of its subsidiaries, exceed the maximum legal percentage at any time (currently 10% of Telefónica, S.A.’s share capital).

Finally, on December 28, 2009, the deed of capital reduction formalizing the implementation by Telefónica, S.A.’s Board of Directors of the resolution adopted by the Shareholders’ Meeting on June 23, 2009, was executed. Capital was reduced through the cancellation of treasury shares previously acquired by Telefónica, S.A. as authorized by the Shareholders’ Meeting. As a result, 141 million Telefónica, S.A. treasury shares were cancelled and the Company’s share capital was reduced by a nominal amount of 141 million euros. Article 5 of the Corporate Bylaws relating to the amount of share capital was amended accordingly to show 4,563,996,485 euros. At the same time, a reserve was established for cancelled shares as described in the “Other reserves” section of this Note. The cancelled shares were delisted on December 30, 2009.

Proposed distribution of profit attributable to equity holders of the parent

Telefónica, S.A. generated 4,910 million euros of profit in 2011.

Accordingly, the Company’s Board of Directors will submit the following proposed distribution of 2011 profit for approval at the Shareholders’ Meeting:

Millions of euros
Total distributable profit	4,910
Interim dividend (paid in May 2011)	3,394
Goodwill reserve	2
Voluntary reserves	1,514
Total	4,910

b)	Dividends

Dividends paid in 2011

At its meeting of April 12, 2011, Telefónica, S.A.’s Board of Directors resolved to pay an interim dividend against 2011 profit of a fixed gross 0.75 euros per outstanding share carrying dividend rights. This dividend was paid in full on May 6, 2011, and the total amount paid was 3,394 million euros.

In addition, approval was given at the General Shareholders’ Meeting on May 18, 2011 to pay a gross 0.77 dividend per share outstanding carrying dividend rights with a charge to unrestricted reserves. This dividend was paid in full on November 7, 2011, and the total amount paid was 3,458 million euros.

In accordance with Article 277 of the Corporate Enterprises Act, the following table presents the mandatory statement of accounts prepared to confirm the existence of sufficient liquidity to pay the dividend at the date of its approval.

Liquidity statement at April 12, 2011	Millions of euros

Income from January 1 through March 31, 2011	5,961
Mandatory appropriation to reserves	-
Distributable income	5,961

Proposed interim dividend (maximum amount)	3,423

Cash position at April 12, 2011
Funds available for distribution
Cash and cash equivalents	1,670
Unused credit facilities	6,593
Proposed interim dividend (maximum amount)	(3,423)
Difference	4,840

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

In addition, approval was given at the General Shareholders’ Meeting on June 2, 2010 to pay a gross 0.65 dividend per share outstanding with a charge to unrestricted reserves. This dividend was paid in full on November 8, 2010, and the total amount paid was 2,934 million euros.

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

Legal reserve

According to the text of the Corporate Enterprises Act, companies must transfer 10% of profit for the year to a legal reserve until this reserve reaches at least 20% of share capital. The legal reserve can be used to increase capital by the amount exceeding 10% of the increased share capital amount. Except for this purpose, until the legal reserve exceeds the limit of 20% of share capital, it can only be used to offset losses, if there are no other reserves available. At December 31, 2011, the Company had duly set aside this reserve.

Revaluation reserves

The balance of “Revaluation reserves” arose as a result of the revaluation made pursuant to Royal Decree-Law 7/1996 dated June 7.

The revaluation reserve may be used, free of tax, to offset any losses incurred in the future and to increase capital. From January 1, 2007, it may be allocated to unrestricted reserves, provided that the capital gain has been realized.

The capital gain will be deemed to have been realized in respect of the portion on which the depreciation has been recorded for accounting purposes or when the revalued assets have been transferred or derecognized. In this respect, an amount of 15 million euros in 2011 (16 million euros in 2010 and 15 million euros in 2009) corresponding to revaluation reserves subsequently considered unrestricted was reclassified to “Retained earnings.”

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

The breakdown of the accumulated contribution of translation differences at December 31 is as follows:

Millions of euros	2011	2010	2009
Telefónica Latin America	(550)	1,208	1,052
Telefónica Europe	(2,071)	(2,363)	(2,524)
Other adjustments and intra-group eliminations	458	212	99
Total Telefónica Group	(2,163)	(943)	(1,373)

e)	Treasury shares

At December 31, 2011, 2010 and 2009, Telefónica Group companies held the following shares in the Telefónica, S.A. parent company:

		Euros per share
	Number of shares	Acquisition price	Trading price	Market value Millions of euros	%
Treasury shares at 12/31/11	84,209,364	15.68	13.39	1,127	1.84508%
Treasury shares at 12/31/10	55,204,942	17.01	16.97	937	1.20957%
Treasury shares at 12/31/09	6,329,530	16.81	19.52	124	0.13868%

Telefónica, S.A. directly owns all treasury shares in the Group, except for one share that is held by Telefónica Móviles Argentina, S.A. (16,896 treasury shares held by Telefónica Móviles Argentina, S.A. at December 31, 2010).

In 2009, 2010 and 2011 the following transactions involving treasury shares were carried out:

Number of shares
Treasury shares at 12/31/08	125,561,011
Acquisitions	65,809,222
Exchange of Telefónica, S.A. shares for China Unicom shares	(40,730,735)
Employee share option plan	(3,309,968)
Share cancellation	(141,000,000)
Treasury shares at 12/31/09	6,329,530
Acquisitions	52,650,000
Disposals	(810,151)
Employee share option plan (Note 20.a)	(2,964,437)
Treasury shares at 12/31/10	55,204,942
Acquisitions	55,979,952
Disposals	(24,075,341)
Employee share option plan (Note 20.a)	(2,900,189)
Treasury shares at 12/31/11	84,209,364

The amount paid to acquire treasury shares in 2011 was 822 million euros (897 million and 1,005 million euros in 2010 and 2009, respectively).

Treasury shares sold in 2011 and 2010 amounted to 445 million euros and 14 million euros, respectively. The amount in 2011 included 371 million euros related to the strategic alliance with China Unicom (see Note 2).

Following the end of the third phase of the Performance Share Plan (see Note 20.a), a total of 2,446,104 treasury shares were added, corresponding to two derivative financial instruments arranged by the Company to meet its obligations to deliver treasury shares to managers and executives. A net 2,900,189 shares (33 million euros) were finally delivered.

At the date of authorization for issue of these consolidated financial statements, Telefónica held 234 million call options on treasury shares subject to physical settlement (options on 190 million, 160 million and 150 million treasury shares at December 31, 2011, 2010 and 2009, respectively).

The Company also has a derivative financial instrument on approximately 26 million Telefónica shares, subject to net settlement, recognized under “Current interest-bearing debt” in the accompanying consolidated statement of financial position.

f)	Non-controlling interests

“Non-controlling interests” represents the share of non-controlling interests in the equity and profit or loss for the year of fully consolidated Group companies. The movements in this heading in the 2011, 2010 and 2009 consolidated statement of financial position are as follows:

Millions of euros	Balance at 12/31/10	Capital contributions and inclusion of companies	Profit/(loss) for the year	Change in translation differences	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Other movements	Balance at 12/31/11
Telefónica Czech Republic, a.s.	1,033	-	95	(25)	-	(161)	(2)	940
Telefónica Chile, S.A.	23	-	2	(1)	-	(3)	-	21
Telefónica Brasil, S.A.	6,136	-	864	(345)	(539)	(710)	(661)	4,745
Fonditel Entidad Gestora de Fondos de Pensiones, S.A.	22	-	2	-	-	(1)	-	23
Iberbanda, S.A.	2	-	(4)	-	2	-	-	-
Colombia Telecomunicaciones, S.A., ESP	-	-	(175)	-	-	-	175
Other	16	-	-	3	(2)	(1)	2	18
Total	7,232	-	784	(368)	(539)	(876)	(486)	5,747

Millions of euros	Balance at 12/31/09	Capital contributions and inclusion of companies	Profit/(loss) for the year	Change in translation differences	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Other movements	Balance at 12/31/10
Telefónica Czech Republic, a.s.	1,044	-	88	57	-	(156)	-	1,033
Telefónica Chile, S.A.	22	-	3	3	-	(1)	(4)	23
Telesp Participaçoes, S.A.	542	-	131	69	-	(105)	(7)	630
Brasilcel (Holdings)	885	4,304	224	258	-	(171)	6	5,506
Fonditel Entidad Gestora de Fondos de Pensiones, S.A.	23	-	2	-	-	(3)	-	22
Iberbanda, S.A.	6	-	(4)	-	-	-	-	2
Colombia Telecomunicaciones, S.A., ESP	-	-	(540)	-	-	-	540	-
Other	18	6	1	3	(3)	(4)	(5)	16
Total	2,540	4,310	(95)	390	(3)	(440)	530	7,232

Millions of euros	Balance at 12/31/08	Capital contributions and inclusion of companies	Profit/(loss) for the year	Change in translation differences	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Other movements	Balance at 12/31/09
Telefónica Czech Republic, a.s.	1,095	-	114	21	-	(186)	-	1,044
Telefónica Chile, S.A.	23	1	1	6	(8)	(1)	-	22
Telesp Participaçoes, S.A.	385	-	101	118	-	(64)	2	542
Brasilcel (Holdings)	774	-	46	214	(108)	(41)	-	885
Fonditel Entidad Gestora de Fondos de Pensiones, S.A.	20	-	3	-	-	-	-	23
Iberbanda, S.A.	9	-	(3)	-	-	-	-	6
Colombia Telecomunicaciones, S.A., ESP	-	-	(104)	-	-	-	104	-
Other	25	-	3	(2)	(7)	(3)	2	18
Total	2,331	1	161	357	(123)	(295)	108	2,540

2011

The movement in 2011 includes the exchange of Telesp shares for Vivo Participações shares, which resulted in a net decrease of 661 million euros (see Note 5), included under “Other movements.”

“Acquisitions of non-controlling interests and exclusion of companies” includes the impact of the tender offer for the voting shares of Vivo Participaçoes, S.A. held by non-controlling interests representing, approximately, 3.8% of its capital stock. After its execution, Telefónica acquired an additional 2.7% of the Brazilian company’s capital stock for 539 million euros, for a total stake of 62.3% (Note 5).

Also noteworthy were the dividends declared in the year by Telefónica Czech Republic, a.s. and Telefónica Brasil, S.A.

“Other movements” includes the impact of the agreement signed with the holders of non-controlling interests in Colombia Telecomunicaciones, S.A., ESP (see Notes 21.b and 3.r).

2010

As disclosed in Note 5, the Group availed itself of the option to measure the non-controlling interests of Vivo Participaçoes, S.A. at fair value at the date of acquisition (see Note 3.c) in the amount of 5,290 million euros, which has resulted in an increase in non-controlling interests of 4,304 million euros, net of the amount of the previously existing non-controlling interests.

Similarly, the activity in 2010 reflected the allocation to non-controlling interests of the losses incurred by Colombia Telecomunicaciones, S.A., ESP, as described in Note 17, in the amount of 414 million euros.

“Other movements” includes the impact of the agreement signed with the holders of non-controlling interests in Colombia Telecomunicaciones, S.A., ESP (see Notes 21.b and 3.r).

Also noteworthy was the impact of the dividends paid during that year by Brasilcel, N.V., Telefónica O2 Czech Republic, a.s. and Telesp Participaçoes, S.A.

2009

The reorganization of Brasilcel Group companies in 2009 following the acquisition of the Telemig Group in 2008 decreased the balance of “Non-controlling interests” by 108 million euros.

Also noteworthy was the impact of the dividends paid during that year by Telefónica O2 Czech Republic, a.s. and Telesp Participaçoes, S.A.

(13)	FINANCIAL ASSETS AND LIABILITIES

1.- Financial assets

The breakdown of financial assets of the Telefónica Group at December 31, 2011 and 2010 is as follows:

	December 31, 2011
	Fair value through profit or loss				Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Available-for-sale	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Amortized cost	Held-to-maturity investments	Total carrying amount	Total fair value
Non-current financial assets	1,574	273	1,310	2,720	1,521	4,355	1	2,798	3	8,678	8,673
Investments	-	-	680	-	588	91	1	-	-	680	680
Long-term credits	-	273	630	-	894	9	-	1,322	3	2,228	2,223
Deposits and guarantees	-	-	-	-	-	-	-	1,875	-	1,875	1,476
Derivative instruments	1,574	-	-	2,720	39	4,255	-	-	-	4,294	4,294
Impairment losses	-	-	-	-	-	-	-	(399)	-	(399)	-
Current financial assets	165	171	518	225	668	367	44	5,024	657	6,760	6,760
Financial investments	165	171	518	225	668	367	44	889	657	2,625	2,625
Cash and cash equivalents	-	-	-	-	-	-	-	4,135	-	4,135	4,135
Total financial assets	1,739	444	1,828	2,945	2,189	4,722	45	7,822	660	15,438	15,433

	December 31, 2010
	Fair value through profit or loss				Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Available-for-sale	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Amortized cost	Held-to-maturity investments	Total carrying amount	Total fair value
Non-current financial assets	948	211	1,194	1,630	1,321	2,660	2	3,423	-	7,406	7,325
Investments	-	-	597	-	482	113	2	-	-	597	597
Long-term credits	12	211	597	-	816	4	-	2,118	-	2,938	2,838
Deposits and guarantees	-	-	-	-	-	-	-	1,680	-	1,680	1,324
Derivative instruments	936	-	-	1,630	23	2,543	-	-	-	2,566	2,566
Impairment losses	-	-	-	-	-	-	-	(375)	-	(375)	-
Current financial assets	272	160	309	201	554	363	25	4,604	248	5,794	5,794
Financial investments	272	160	309	201	554	363	25	384	248	1,574	1,574
Cash and cash equivalents	-	-	-	-	-	-	-	4,220	-	4,220	4,220
Total financial assets	1,220	371	1,503	1,831	1,875	3,023	27	8,027	248	13,200	13,119

The calculation of the fair values of the Telefónica Group’s debt instruments required an estimate, for each currency and counterparty, of a credit spread curve using the prices of the Group’s bonds and credit derivatives.

Derivatives are measured using the valuation techniques and models normally used in the market, based on money-market curves and volatility prices available in the market.

a)	Non-current financial assets

The movement in items composing “Non-current financial assets” and the related impairment losses at December 31, 2011 and 2010 are as follows:

Millions of euros
	Investments	Long-term credits and prepayments	Deposits and guarantees	Derivative financial assets	Impairment losses	Total
Balance at 12/31/09	654	1,940	1,496	2,411	(513)	5,988
Acquisitions	51	1,465	339	62	(79)	1,838
Disposals	(1)	(748)	(112)	(389)	243	(1,007)
Inclusion of companies	8	205	203	34	(7)	443
Translation differences	13	99	(186)	16	39	(19)
Fair value adjustments	(128)	60	34	444	-	410
Transfers	-	(83)	(94)	(12)	(58)	(247)
Balance at 12/31/10	597	2,938	1,680	2,566	(375)	7,406
Acquisitions	-	936	425	224	(11)	1,574
Disposals	(12)	(873)	(207)	-	1	(1,091)
Translation differences	(1)	(45)	(53)	34	1	(64)
Fair value adjustments	(160)	18	2	1,721	-	1,581
Transfers	256	(746)	28	(251)	(15)	(728)
Balance at 12/31/11	680	2,228	1,875	4,294	(399)	8,678

“Investments” includes the fair value of investments in companies where Telefónica does not exercise significant control and for which there is no specific disposal plan in the short term (see Note 3.i).

Among these is the Telefónica Group's shareholding in Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) since 2000 of 326 million euros (418 million euros at December 31, 2010), representing 0.90% of its share capital. In 2011, the Telefónica Group adjusted the value of its investment in BBVA by 80 million euros. In 2010, the Telefónica Group transferred 191 million euros of the value of the holding in BBVA, up to its fair value, from equity to net financial expenses.

In 2011, the direct stake in Portugal Telecom and the assigned shares through the equity swaps contracts were transferred to “Investments.” The amount transferred was 256 million euros. At the end of 2010, they were included under “Non-current assets held for sale” in the consolidated statement of financial position.

In this respect, economic exposure to Portugal Telecom was reduced in 2011 via partial disposals, which generated a gain of 184 million euros (see Note 19).

Given the poor situation of financial markets, at year-end the Group assessed the securities in its portfolio of listed available-for-sale assets individually for impairment. The analysis did not identify the need to recognize any significant additional impairment losses.

“Long-term credits and prepayments” includes mainly the investment of the net level premium reserves of the Group’s insurance companies, primarily in fixed-income securities, amounting to 894 million and 931 million euros at December 31, 2011 and 2010, respectively, and long-term prepayments of 149 million euros and 167 million euros at December 31, 2011 and 2010, respectively. At December 2010 the amounts included the long-term credit with Telco, S.p.A. in an amount of 600 million euros, which has been classified as short term in 2011.

“Deposits and guarantees” consists mainly of balances to cover guarantees and stood at 1,875 million euros at December 31, 2011 (1,680 million euros at December 31, 2010). These deposits will decrease as the respective obligations they guarantee are reduced.

“Derivative financial assets” includes the fair value of economic hedges of assets or liabilities in the consolidated statement of financial position whose maturity is 12 months or greater, as part of the Group’s financial risk-hedging strategy (see Note 16).

b)	Current financial assets

This heading in the accompanying consolidated statement of financial position at December 31, 2011 and 2010 includes mainly the following items:

-
Investments in financial instruments recognized at fair value to cover commitments undertaken by the Group’s insurance companies, amounting to 171 million euros at December 31, 2011 (160 million euros at December 31, 2010). The maturity schedule for these financial assets is established on the basis of payment projections for the commitments.

-
Derivative financial assets with a short-term maturity or not used to hedge non-current items in the consolidated statement of financial position, which amounted to 385 million euros (371 million euros in 2010). The variation in the balance between the two years was due to exchange- and interest-rate fluctuations (see Note 16).

-	Short-term deposits and guarantees amounted to 87 million euros at December 31, 2011 (196 million euros at December 31, 2010).

-	Financing extended to Telco, S.p.A. for 600 million euros.

-	Current investments of cash surpluses which, given their characteristics, have not been classified as “Cash and cash equivalents.”

Current financial assets that are highly liquid and have maturities of three months or less from the date contracted are recorded under “Cash and cash equivalents” on the accompanying consolidated statement of financial position.

2.-	Financial liabilities

The composition of this heading at December 31, 2011 and 2010 is as follows:

Millions of euros	Balance at 12/31/11	Balance at 12/31/10
Issues	42,239	39,692
Interest-bearing debt	24,072	21,408
Total	66,311	61,100
Total non-current	55,659	51,356
Total current	10,652	9,744

The maturity profile of these financial liabilities at December 31, 2011 is as follows:

	Maturity
(Millions of euros)	2012	2013	2014	2015	2016	Subsequent years	Total
Debentures and bonds	2,824	5,203	4,933	3,860	6,590	15,012	38,422
Promissory notes & commercial paper	1,832	-	-	-	-	-	1,832
Other marketable debt securities	-	-	-	-	-	1,985	1,985
Loans and other payables	5,683	2,314	2,746	4,384	2,774	3,722	21,623
Derivative financial liabilities	313	92	126	289	191	1,438	2,449
TOTAL	10,652	7,609	7,805	8,533	9,555	22,157	66,311

•
The estimate of future interest that would accrue on these financial liabilities held by the Group at December 31, 2011 is as follows: 3,215 million euros in 2012, 3,083 million euros in 2013, 2,638 million euros in 2014, 2,040 million euros in 2015, 1,740 million euros in 2016 and 7,545 million euros in years after 2016. For variable rate financing, the Group mainly estimates future interest using the forward curve of the various currencies at December 31, 2011.

•
The amounts shown in this table take into account the fair value of derivatives classified as financial liabilities (i.e., those with a negative fair value) and exclude the fair value of derivatives classified as current financial assets, in the amount of 385 million euros, and those classified as non-current, for 4,294 million euros (i.e., those with a positive fair value).

The composition of these financial liabilities, by category, at December 31, 2011 and 2010 is as follows:

	December 31, 2011
	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	-	-	-	-	-	-	42,239	42,239	42,203
Interest-bearing debt	1,246	-	1,203	78	2,371	-	21,623	24,072	21,961
Total financial liabilities	1,246	-	1,203	78	2,371	-	63,862	66,311	64,164

	December 31, 2010
	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	-	-	-	-	-	-	39,692	39,692	39,127
Interest-bearing debt	695	-	806	210	1,291	-	19,907	21,408	19,777
Total financial liabilities	695	-	806	210	1,291	-	59,599	61,100	58,904

The calculation of the fair values of the Telefónica Group’s debt instruments required an estimate, for each currency and subsidiary, of the credit spread curve using the prices of the Group’s bonds and credit derivatives.

Some of the financing arranged by various Telefónica Group companies is subject to compliance with certain financial covenants. All the covenants were being complied with at the date of these consolidated financial statements.

a)	Issues

The movement in issues of debentures, bonds and other marketable debt securities in 2011 and 2010 is as follows:

Millions of euros	Domestic currency issues	Foreign currency issues	Short-term promissory notes and commercial paper	Other non Current Marketable debt securities	Total
Balance at 12/31/09	17,575	15,387	873	2,008	35,843
New issues	2,392	3,879	1,102	-	7,373
Redemptions, conversions and exchanges	(1,269)	(3,634)	(311)	-	(5,214)
Changes in consolidation scope	-	317	-	-	317
Revaluation and other movements	96	1,250	64	(37)	1,373
Balance at 12/31/10	18,794	17,199	1,728	1,971	39,692
New issues	2,300	2,283	166	-	4,749
Redemptions, conversions and exchanges	(2,250)	(985)	(66)	-	(3,301)
Changes in consolidation scope	-	-	-	-	-
Revaluation and other movements	641	439	5	14	1,099
Balance at 12/31/11	19,485	18,936	1,833	1,985	42,239

Bonds and other marketable debt securities

Telefónica, S.A. has a full and unconditional guarantee on issues made by Telefónica Emisiones, S.A.U., Telefónica Finanzas México, S.A. de C.V. and Telefónica Europe, B.V., all of which are, directly or indirectly, wholly owned subsidiaries of Telefónica, S.A.

Appendix II presents the characteristics of all outstanding debentures and bond issues at year-end 2011 and 2010, as well as the significant issues made in each year.

Promissory notes & commercial paper

At December 31, 2011, Telefónica Europe, B.V., had a program for issuance of commercial paper, guaranteed by Telefónica, S.A., for an amount of up to 2,000 million euros. The outstanding balance of commercial paper issued under this program at December 31, 2011 was 1,596 million euros, issued at an average interest rate of 1.50% (1,613 million issued in 2010 at an average rate of 0.82%).

On December 13, 2010, Telefónica Móviles, S.A. (Peru) registered a commercial paper program for an equivalent of up to 150 million US dollars (approximately 116 million euros). The outstanding balance of commercial paper issued under this program at December 31, 2011 was 13 million US dollars (approximately 9 million euros).

On 20 December, 2010, Telefónica de Perú, S.A.A. registered a commercial paper program for an equivalent of up to 150 million US dollars (approximately 116 million euros). At December 31, 2011, no amount had been drawn under this program.

On May 11, 2011, Telefónica Móviles Colombia, S.A. registered a commercial paper program for an equivalent of up to 350,000 million Colombian pesos (approximately 137 million euros). The outstanding balance of commercial paper issued under this program at December 31, 2011 was 318,055 million Colombian pesos (approximately 127 million euros).

At December 31, 2011, Telefónica, S.A. has a corporate promissory note program for 500 million euros, which can be increased to 2,000 million euros, with an outstanding balance at such date of 87 million euros (42 million euros in 2010).

Other marketable debt securities

This heading consists mainly of preferred shares issued by Telefónica Finance USA, LLC, with a redemption value of 2,000 million euros. These shares have the following features:

•	Interest rate up to December 30, 2012 of 3-month Euribor, and maximum and minimum effective annual rates of 7% and 4.25%, respectively, and from then on 3-month Euribor plus a 4% spread.

•	Interest is paid every three calendar months provided the Telefónica Group generates consolidated profit.

b)	Interest-bearing debt

The detail of “Interest-bearing debt” is as follows:

	Balance at 12/31/11			Balance at 12/31/10
	Current	Non-current		Current	Non-current
			Total			Total

Loans and other payables	5,683	15,940	21,623	3,664	16,243	19,907
Derivative financial liabilities (Note 16)	313	2,136	2,449	323	1,178	1,501
Total	5,996	18,076	24,072	3,987	17,421	21,408

The average interest rate on outstanding loans and other payables at December 31, 2011 was 4.04% (2.56% in 2010). This percentage does not include the impact of hedges arranged by the Group.

The main financing transactions included under “Interest-bearing debt” outstanding at December 31, 2011 and 2010 and their nominal amounts are provided in Appendix IV.

Interest-bearing debt arranged in 2011 and 2010 mainly includes the following:

•	On October 31, 2011, Telefónica Brasil took out a loan with Banco do Brasil (BNB) for 150 million US dollars (equivalent to approximately 116 million euros);

•
On September 20, 2011, Vivo, S.A. arranged long-term financing with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) for a nominal amount of up to 3,000 million Brazilian reais. Principal amounts drawn under this financing at December 31, 2011 amounted to 1,004 million Brazilian reais (equivalent to 414 million euros).

•
On May 12, 2011 Telefónica, S.A. signed an amendment to the syndicated loan agreement entered into on July 28, 2010 whereby it was agreed that, in exchange for the additional payment of certain fees and an upward adjustment to applicable interest rates, of the 5,000 million euros that would initially mature in July 2013, 2,000 million euros would be extended for another year, i.e. until July 2014, and another 2,000 million for a further three years, i.e. until July 2016. At December 31, 2011, this line of credit had been drawn down by 8,000 million euros (6,000 million euros at December 31, 2010).

•
On May 3, 2011, Telefónica, S.A. entered into a long-term line of credit facility for an aggregate amount of 376 million US dollars at a fixed rate with the guarantee of the Finnish Export Credits Guarantee Board (Finnvera). This credit facility is divided into four tranches: a tranche of 94 US dollars maturing on January 30, 2020, another of 90 million US dollars maturing on July 30, 2020, a third of 94 million US dollars maturing on January 30, 2021, and a fourth of 98 million US dollars maturing on July 30, 2021. At December 31, 2011, none of this credit had been drawn down.

•
On March 29, 2011, Atento Inversiones y Teleservicios, S.A.U. and its subsidiaries, Atento, N.V. and Atento Teleservicios España, S.A.U., entered into a four-year syndicated loan agreement totaling 235 million euros. At December 31, 2011, the outstanding balance on this loan amounted to 228 million euros.

•
On February 12, 2010, Telefónica, S.A. entered into a long-term credit facility for an aggregate amount of 472 million US dollars at fixed rates with the guarantee of the Swedish Export Credits Guarantee Board (EKN) for equipment and network purchases from a supplier in this country. This credit facility is divided into three tranches: a tranche of 232 US dollars maturing on November 30, 2018, another of 164 million US dollars maturing on April 30, 2019, and a third of 76 million US dollars maturing on November 30, 2019. During the year, it repaid 218 million US dollars of the first tranche and 154 million US dollars of the second, although since this facility has a repayment schedule at December 31, 2011, the outstanding balance amounted to 335 million US dollars (equivalent to 259 million euros).

The main repayments or maturities of bank interest-bearing debt in 2011 and 2010 are as follows:

•
On December 12, 2011, the loan facility arranged by Telefónica Finanzas, S.A.U. with the European Investment Bank (EIB) for 300 million euros matured as scheduled. This loan had the guarantee of Telefónica, S.A.

•
On June 28, 2011, the syndicated loan facility arranged by Telefónica, S.A. on June 28, 2005 for 6,000 million euros matured as scheduled. The outstanding balance at maturity was 300 million euros (5,700 million matured in 2010).

•	On January 5, 2011, the syndicated loan facility arranged by Telefónica Móviles Chile, S.A. on December 29, 2005 for 180 million euros (equivalent to 138 million euros) matured as scheduled.

•	On June 21, 2011, the syndicated loan facility arranged by Telefónica Móviles Chile, S.A. on October 28, 2005 for 150 million euros (equivalent to 116 million euros) matured as scheduled.

•
In 2011, Vivo, S.A. paid the installments included in the repayment schedule for the financing arranged with BNDES on July 13, 2007, for an aggregate amount of 318 million Brazilian reais (equivalent to approximately 131 million euros). At December 31, 2011, the nominal amount outstanding on this financing was 818 million Brazilian reais (approximately 337 million euros).

•
In 2011, Telesp paid the installments included in the repayment schedule for the financing arranged with BNDES on October 23, 1997, for an aggregate amount of 408 million Brazilian reais (equivalent to approximately 168 million euros). At December 31, 2011, the nominal amount outstanding on this financing was 1,390 million Brazilian reais (approximately 573 million euros).

•
In 2011, Telefónica Móviles Colombia, S.A. paid the installments included in the repayment schedule for the financing arranged with the Inter-American Development Bank (IDB) on December 20, 2007, for an aggregate amount of 218 million US dollars (equivalent to approximately 168 million euros). At December 31, 2011, the nominal amount outstanding on this financing was 273 million US dollars (approximately 211 million euros).

At December 31, 2011, the Telefónica Group had total unused credit facilities from various sources amounting to approximately 10,119 million euros (approximately 11,000 million euros at December 31, 2010), which included 2,000 million euros related to the undrawn amount of the loan to acquire Brasilcel, N.V.

Loans by currency

The breakdown of loans by currency at December 31, 2011 and 2010, along with the equivalent value of foreign-currency loans in euros, is as follows:

	Outstanding balance (in millions)
	Currency		Euros
Currency	12/31/11	12/31/10	12/31/11	12/31/10
Euros	13,099	11,778	13,099	11,778
US dollars	2,520	2,580	1,947	1,931
Brazilian reais	4,014	3,633	1,545	1,632
Argentine pesos	764	1,080	137	203
Colombian pesos	9,035,173	8,176,727	3,594	3,197
Yen	14,916	16,882	149	155
Chilean peso	106,284	54,886	158	88
New soles	853	948	245	253
Pounds sterling	552	557	661	648
Czech crown	49	131	2	5
Other currencies			86	17
Total Group	N/A	N/A	21,623	19,907

(14)	TRADE AND OTHER PAYABLES

The composition of “Trade and other payables” is as follows:

	12/31/11		12/31/10
Millions of euros	Non-current	Current	Non-current	Current
Trade payables	-	8,888	-	9,038
Advances received on orders	-	77	-	83
Other payables	1,620	6,684	1,761	8,162
Deferred income	472	1,766	543	1,775
Payable to associates (Note 9)	-	440	-	193
Total	2,092	17,855	2,304	19,251

“Deferred income” principally includes the amount of connection fees not yet recognized in the income statement, customer loyalty programs, and advance payments received on prepay contracts.

Non-current “Other payables” mainly comprises the deferred portion of the payment for acquiring the license for spectrum use in Mexico, in the amount of 878 million euros (1,039 million euros in 2010) (Note 6).

The detail of current “Other payables” at December 31, 2011 and 2010 is as follows:

Millions of euros	Balance at 12/31/11	Balance at 12/31/10
Dividends payable by Group companies	241	199
Payables to suppliers of property, plant and equipment	4,393	4,455
Accrued employee benefits	728	780
Deferred payment for Brasilcel, N.V. (Note 5)	-	1,977
Other non-financial non-trade payables	1,322	751
Total	6,684	8,162

Information on deferred payments to suppliers of Spanish companies (Third additional provision, "Information requirement" of Law 15/2010 of July 5th)

The Telefónica Group’s Spanish companies have adapted their internal processes and payment schedules to the provisions of Law 15/2010, which establishes measures against late payments in commercial transactions. To this end contractual conditions with commercial suppliers in 2011 have included payment periods equal to or inferior to 85 days, as established in the regulation.

For efficiency and in line with general business practice, the Telefónica Group’s companies in Spain have defined payment schedules with providers, whereby payments are made on set days, which, for the main companies, occur three times a month. Invoices falling due between two payment days are settled on the following payment date in the schedule.

Payments to Spanish suppliers in 2011 surpassing the established legal limit were the results of circumstances or incidents beyond the payment policies, which include the closing of agreements with suppliers over the delivery of goods or the rendering of services, or occasional processing issues.

Information on contracts entered into after Law 15/2010 took effect that surpassed the established legal limit per the law is as follows:

	2011
Millions of euros	Amount	%
Payments within allowable period	8,361	95.2
Other	425	4.8
Total payments to commercial suppliers	8,786	100.0
Weighted average days past due	38
Deferrals at year-end that exceed the limit (*)	27

(*) To adapt to Law 15/2010, the Telefónica Group’s Spanish companies paid 82 million euros in early 2011 related to the outstanding balance not adapted at year-end 2010.

At the date of authorization for issue of these financial statements, the Group had processed the outstanding payments, except for cases where an agreement with suppliers was being negotiated.

(15)	PROVISIONS

The amounts of provisions in 2011 and 2010 are as follows:

	12/31/11			12/31/10
Millions of euros	Current	Non-current	Total	Current	Non-current	Total
Employee benefits:	807	4,999	5,806	916	2,974	3,890
- Termination plans	790	3,908	4,698	898	1,858	2,756
- Post-employment defined benefit plans	-	799	799	-	829	829
- Other benefits	17	292	309	18	287	305
Other provisions	696	2,173	2,869	759	1,891	2,650
Total	1,503	7,172	8,675	1,675	4,865	6,540

Employee benefits

a)	Termination plans

In the last few years, the Telefónica Group has carried out early retirement plans in order to adapt its cost structure to the prevailing environment in the markets where it operates, making certain strategic decisions relating to its size and organization.

In this respect, on July 29, 2003, the Ministry of Labor and Social Affairs approved a labor force reduction plan for Telefónica de España, S.A.U. through various voluntary, universal and non-discriminatory programs, which were announced on July 30, 2003. The plan concluded on December 31, 2007, with 13,870 employees taking part for a total cost of 3,916 million euros. Provisions recorded for this plan at December 31, 2011 and 2010 amounted to 1,404 million and 1,825 million euros, respectively.

On July 14, 2011, the Ministry of Labor and Social Affairs approved a new labor force reduction plan for Telefónica de España, S.A.U. for up to a maximum of 6,500 employees for the period from 2011 to 2013, through various voluntary, universal and non-discriminatory programs (the “Redundancy Plan”).

The cost of estimated payments for the Redundancy Plan, recognized by the Group, using actuarial criteria updated with a market interest rate curve (see Note 3.p) is 2,671 million euros, recognized under “Personnel expenses” in the accompanying consolidated income statement (see Note 19). A total of 2,359 requests for voluntary severance were received in 2011, which has resulted in 1,925 employee contracts being terminated in 2011, for which the  estimated present value of future payments is 659 million euros.

The provision recorded for the Redundancy Plan at December 31, 2011 amounted to 2,727 million euros.

Furthermore, the Group had recorded provisions totaling 567 million euros (931 million euros at December 31, 2010) for other planned adjustments to the workforce and plans prior to 2003.

The companies bound by these commitments calculated provisions required at 2011 and 2010 year-end using actuarial assumptions pursuant to current legislation, including the PERM/F- 2000 C mortality tables and a variable interest rate based on market yield curves.

The movement in provisions for post employment plans in 2011 and 2010 is as follows:

Millions of euros	Total
Provisions for post employment plans at 12/31/09	3,070
Additions	406
Retirements/amount applied	(813)
Transfers	(3)
Translation differences and accretion	96
Provisions for post employment plans at 12/31/10	2,756
Additions	2,787
Retirements/amount applied	(936)
Transfers	(29)
Translation differences and accretion	120
Provisions for post employment plans at 12/31/11	4,698

b)	Post-employment defined benefit plans

The Group has a number of defined-benefit plans in the countries where it operates. The following tables present the main data of these plans:

12/31/11	Spain		Europe		Latin America
Millions of euros	ITP	Survival	UK	Germany	Brazil	Other	Total
Obligation	412	242	976	55	298	18	2,001
Assets	-	-	(971)	(79)	(235)	(7)	(1,292)
Net provision before asset ceiling	412	242	5	(24)	63	11	709
Asset ceiling	-	-	-	17	51	-	68
Net provision	412	242	5	2	127	11	799
Net assets	-	-	-	9	13	-	22

12/31/10	Spain		Europe		Latin America
Millions of euros	ITP	Survival	UK	Germany	Brazil	Other	Total
Obligation	424	208	918	57	272	13	1,892
Assets	-	-	(838)	(63)	(250)	(5)	(1,156)
Net provision before asset ceiling	424	208	80	(6)	22	8	736
Asset ceiling	-	-	-	9	71	-	80
Net provision	424	208	80	3	106	8	829
Net assets	-	-	-	-	13	-	13

The movement in the present value of obligations in 2011 and 2010 is as follows:

	Spain		Europe		Latin America
Millions of euros	ITP	Survival	UK	Germany	Brazil	Other	Total
Present value of obligation at 12/31/09	451	191	922	37	159	11	1,771
Translation differences	-	-	31	-	26	-	57
Current service cost	-	8	29	2	4	-	43
Past service cost	-	-	(35)	-	-	-	(35)
Interest cost	15	7	55	2	23	1	103
Actuarial losses and gains	8	9	-	16	2	1	36
Benefits paid	(50)	(7)	(14)	-	(11)	-	(82)
Plan curtailments	-	-	1	-	-	-	1
Inclusion of companies	-	-	-	-	69	-	69
Exclusion of companies	-	-	(71)	-	-	-	(71)
Present value of obligation at 12/31/10	424	208	918	57	272	13	1,892
Translation differences	-	-	29	-	(26)	1	4
Current service cost	-	9	25	3	4	1	42
Past service cost	-	-	-	-	-	-	-
Interest cost	13	7	51	2	26	2	101
Actuarial losses and gains	23	26	(27)	(7)	38	2	55
Benefits paid	(48)	(8)	(20)	-	(16)	-	(92)
Plan curtailments	-	-	-	-	-	(1)	(1)
Present value of obligation at 12/31/11	412	242	976	55	298	18	2,001

Movements in the fair value of plan assets in 2011 and 2010 are as follows:

	Europe		Latin America
Millions of euros	UK	Germany	Brazil	Other	Total
Fair value of plan assets at 12/31/09	744	58	116	-	918
Translation differences	23	-	25	1	49
Expected return on plan assets	54	2	23	1	80
Actuarial losses and gains	(4)	(5)	4	-	(5)
Company contributions	76	8	4	3	91
Employee contributions	1	-	-	-	1
Benefits paid	(14)	-	(11)	-	(25)
Inclusion of companies	-	-	89	-	89
Exclusion of companies	(42)	-	-	-	(42)
Fair value of plan assets at 12/31/10	838	63	250	5	1,156
Translation differences	29	-	(21)	1	9
Expected return on plan assets	48	3	23	-	74
Actuarial losses and gains	(13)	(3)	(5)	-	(21)
Company contributions	89	16	3	1	109
Employee contributions	-	-	-	-	-
Benefits paid	(20)	-	(15)	-	(35)
Fair value of plan assets at 12/31/11	971	79	235	7	1,292

The amounts of actuarial gains and losses of these plans recognized directly in equity in accordance with their asset ceilings in 2011, 2010 and 2009, before non-controlling interests and before the related tax effect, are as follows:

Millions of euros	2011	2010	2009
Spain	(48)	(17)	1
Europe	14	(6)	(184)
Latin America	(51)	(71)	(6)
Total	(85)	(94)	(189)

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

The amount for this provision totaled 412 million euros at December 31, 2011 (424 million euros at December 31, 2010).

b.	Survival: serving employees who did not join the defined pension plan are still entitled to receive survivorship benefits at the age of 65.

The amount for this provision totaled 242 million euros at December 31, 2011 (208 million euros at December 31, 2010).

These plans do not have associated assets which qualify as “plan assets” under IAS 19.

The main actuarial assumptions used in valuing these plans are as follows:

	Survival		ITP
	12/31/11	12/31/10	12/31/11	12/31/10
Discount rate	0.787%-2.521%	0.682%-3.417%	0.787%-2.521%	0.682%-3.417%
Expected rate of salary increase	2.50%	2.50%	-	-
Mortality tables	PERM/F-2000C Combined with OM77	PERM/F-2000C Combined with OM77	92% PERM 2000C/100% PERF 2000 C	92% PERM 2000C/100% PERF 2000 C

b)         Plans in the rest of Europe:

The various O2 Group companies consolidated within the Telefónica Group have defined-benefit post-employment plans, covered by qualifying assets.

The number of beneficiaries of these plans at December 31, 2011 and 2010 is as follows:

Employees	2011	2010
UK	4,590	4,617
Germany	5,979	5,839

The main actuarial assumptions used in valuing these plans are as follows:

	12/31/11		12/31/10
	UK	Germany	UK	Germany
Nominal rate of salary increase	4.0%	3.5%	4.5%	1%
Nominal rate of pension payment increase	2.9%	1.0%-4.0%	3.5%	2.0%-4.0%
Discount rate	4.9%	5.3%	5.6%	6.1%
Expected inflation	3.0%	2%	3.5%	2.0%-4.0%
Expected return on plan assets
- Shares	7.0%	N/A	7.5%	N/A
- UK government bonds	-	N/A	-	N/A
- Other bonds	4.9%	N/A	5.2%	N/A
- Rest of assets	3.0%	4%-4.25%	4.2%	4.10%-4.25%
Mortality tables	Pna00mc0.5 underpin	Prf. Klaus Heubeck (RT 2005 G)	Pna00mcfl0.5	Prf. Klaus Heubeck (RT 2005 G)

c)         Plans in Latin America:

Subsidiary Telefónica Brasil (formerly Telecomunicações de São Paulo, S.A.) and its subsidiaries had various pension plan, medical insurance and life insurance obligations with employees.

The main actuarial assumptions used in valuing these plans are as follows:

	12/31/11	12/31/10
Discount rate	9.73%	10.25%
Nominal rate of salary increase	6.54%-7.20%	6.54% - 7.20%
Expected inflation	4.50%	5.00%
Cost of health insurance	7.64%	8.15%
Expected return on plan assets	11.07%-12.08%	10.70% - 11.60%
Mortality tables	AT 2000 M/F	AT 2000 M/F

In addition, Telefónica Brasil, along with other companies resulting from the privatization of Telebrás (Telecomunicações Brasileiras, S.A.) in 1998, adhered to PBS-A, a non-contribution defined benefit plan managed by Fundação Sistel de Seguridade Social, whose beneficiaries are employees that retired prior to January 31, 2000. At December 31, 2011, net plan assets amounted to 668 million Brazilian reais, equivalent to 275 million euros (579 million Brazilian reais at December 31, 2010, equivalent to 260 million euros). This plan does not have an impact on the consolidated statement of financial position, given that recovery of the assets is not foreseeable.

The valuations used to determine the value of obligations and plan assets, where appropriate, were performed as of December 31, 2011 by external and internal actuaries. The projected unit credit method was used in all cases.

c) Other benefits

This heading mainly includes the amount recorded by Telefónica Spain related to the accrued portion of long-service bonuses to be awarded to employees after 25 years’ service, amounting to 210 million euros (196 million euros at December 31, 2010).

Other provisions

The movement in “Other provisions” in 2011 and 2010 is as follows:

Millions of euros
Other provisions at December 31, 2009	1,695
Additions	733
Retirements/amount applied	(315)
Transfers	112
Inclusion of companies	341
Translation differences	84
Other provisions at December 31, 2010	2,650
Additions	707
Retirements/amount applied	(480)
Transfers	88
Translation differences	(96)
Other provisions at December 31, 2011	2,869

“Other provisions” includes the amount recorded in 2007 in relation to the 188 million euro fine imposed on Telefónica de España, S.A.U. by the EC anti-trust authorities.

Also included are the provisions for dismantling of assets recognized by Group companies in the amount of 401 million euros in 2011 (405 million euros in 2010).

Finally, “Other Provisions” in 2011 and 2010 also includes the provisions recorded (or used) by Group companies to cover the risks inherent in the realization of certain assets, the contingencies arising from their respective business activities and the risks arising from commitments and litigation acquired in other transactions, recognized as indicated in Note 3.1.

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

For a more detailed description on reconciliation of net debt and net financial debt to gross financial debt, see Note 2.

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

At December 31, 2011, net debt in Latin American currencies was equivalent to approximately 7,953 million euros. However, the Latin American currencies in which this debt is denominated is not distributed in proportion to the cash flows generated in each currency. The future effectiveness of the strategy described above as a hedge of exchange rate risks therefore depends on which currencies depreciate relative to euro.

The Telefónica Group aims to protect itself against declines in Latin American currencies relative to the euro affecting asset values through the use of dollar-denominated debt, incurred either in Spain (where such debt is associated with an investment as long as it is considered to be an effective hedge) or in the country itself, where the market for local currency financing or hedges may be inadequate or non-existent. At December 31, 2011, the Telefónica Group’s net debt denominated in dollars was equivalent to 1,373 million euros.

The Telefónica Group’s aim is to maintain the same proportion of pound sterling-denominated net debt to operating income excluding the impact of the related depreciation as the Telefónica Group’s net debt to operating income excluding the impact of the related depreciation ratio, on a consolidated basis, to reduce its sensitivity to changes in the pound sterling to euro exchange rate. Pound sterling-denominated net debt at December 31, 2011, was equivalent to 3,540 million euros, less than the 4,025 million euros at December 31, 2010.

The risk-management objective to protect the investment in the Czech Republic is similar to that described for the investment in the UK, where the amount of Czech crown-denominated debt is proportional to the “Telefónica Europe” business unit in the Czech Republic. Czech crown-denominated net debt at December 31, 2011 was 1.7 times operating income excluding the impact of the related depreciation in Czech crown (1.6 times in 2010) on a consolidated basis and 2.5 times (2.3 times in 2010) on a proportional basis. Both were below the Telefónica Group’s net debt to operating income excluding the impact of the related depreciation ratio in 2011.

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

In 2011, exchange rate management resulted in negative exchange rate differences totaling 176 million euros (excluding the impact of monetary correction), compared to 147 million euros in negative differences in 2010.

The following table illustrates the sensitivity of income loss and equity to changes in exchange rates, where: a) to calculate the impact on the income statement, the exchange rate position affecting the income statement at the end of 2011 was considered constant during 2012; and b) to calculate the impact on equity, only monetary items have been considered, namely debt and derivatives such as hedges of net investments and loans to subsidiaries associated with the investment, whose composition is considered constant in 2012 and identical to that existing at the end of 2011. In both cases, Latin American currencies are assumed to depreciate against the US dollar, and the rest of the currencies against the euro by 10%.

Millions of euros Currency	Change	Impact on the consolidated income statement	Impact on consolidated equity
All currencies vs. EUR	10%	112	(180)
USD vs. EUR	10%	15	32
European currencies vs. EUR	10%	1	(353)
Latin American currencies vs. USD	10%	96	141
All currencies vs. EUR	(10)%	(112)	180
USD vs. EUR	(10)%	(15)	(32)
European currencies vs. EUR	(10)%	(1)	353
Latin American currencies vs. USD	(10)%	(96)	(141)

The Group’s monetary position in Venezuela at December 31, 2011 is a net debtor position of 1,428 million Venezuelan bolivars (equivalent to approximately 257 million euros). However, it had an average creditor position in 2011, leading to a higher financial expense in the amount of 21 million euros.

Interest rate risk

The Telefónica Group’s financial expenses are exposed to changes in interest rates. In 2011, the rates applied to the largest amount of short-term debt were mainly based on the Euribor, the Czech crown Pribor, the Brazilian SELIC, the US dollar and pound sterling Libor, and the Colombian UVR. In nominal terms, at December 31, 2011, 66% of the Telefónica Group’s net debt (or 70% of long-term net debt) was at rates fixed for a period longer than one year, compared to 65% of net debt (70% of long-term net debt) in 2010. Of the remaining 30% (net debt at floating or fixed rates maturing in less than one year), the interest rate on 15 percentage points was set for period of more than one year (5% of long-term debt), compared to 18 percentage points on debt at floating or fixed rates maturing in less than one year (7% of long-term net debt) at December 31, 2010. This decrease in 2011 from 2010 is due to our decision to cancel or not renew an amount equivalent to 692 million euros of caps and floors in euros, US dollars and pounds sterling, following the policy implemented in 2009 in anticipation of a fall in interest rates.

In addition, early retirement liabilities were discounted to present value over the year based on the curve on the swap rate markets. The decrease in interest rates has increased the market value of these liabilities. However, this increase was nearly completely offset by the increase in the value of the hedges on these positions.

Net financial expenses rose 11% to 2,941 million euros in 2011 from 2,649 million euros in 2010, mainly due to the 12.7% increase in average debt in 2011. Stripping out exchange-rate effects (and including the impact of monetary correction), net financial expense for 2011 totaled 2,764 million euros, a 10% increase from the 2,502 million euros obtained in 2010, below the 12.7% increase in average debt mentioned previously.

To illustrate the sensitivity of financial expenses to variability in short-term interest rates, a 100 basis points increase in interest rates in all currencies in which Telefónica has financial positions at December 31, 2011 has been assumed, and a 100 basis points decrease in interest rates in all currencies except pound sterling and the US dollar, to avoid negative rates. The constant position equivalent to that prevailing at the end of 2011 has also been assumed.

To illustrate the sensitivity of equity to variability in interest rates, a 100 basis points increase in interest rates in all currencies and in all curve periods where there is a financial position at December 31, 2011, and a 100 basis points decrease in all currencies and in all periods, have been assumed. In addition, only positions with cash flow hedges have been considered, given that they are mostly the only positions where the change in fair value due to interest rate movements is recorded in equity.

Millions of euros Change in basis points (bp) (*)	Impact on consolidated income statement	Impact on consolidated equity
+100bp	(141)	779
-100bp	147	849
(*) Impact on results of 100bp change in all currencies, except the pound sterling and the US dollar.

Share price risk

The Telefónica Group is exposed to changes in the value of equity investments that may be bought, sold or otherwise involved in transactions, from changes in the value of derivatives associated with such investments, from treasury shares and from equity derivatives.

According to the Telefónica, S.A. share option plan, Performance Share Plan (PSP) and the Performance & Investment Plan (PIP) (see Note 20) the shares to be delivered to employees under such plan may be either the parent company treasury shares, acquired by them or any of its Group companies; or newly-issued shares. The possibility of delivering shares to beneficiaries of the plan in the future, in accordance with relative total shareholders’ return, implies a risk since there could be an obligation to hand over a maximum number of shares at the end of each phase, whose acquisition (in the event of acquisition in the market) in the future could imply a higher cash outflow than required on the start date of each phase if the share price is above the corresponding price on the phase start date. In the event that new shares are issued for delivery to the beneficiaries of the plan, there would be a dilutive effect for ordinary shareholders as a result of the higher number of shares delivered under such plan outstanding.

To reduce the risk associated with variations in share price under these plans, Telefónica has acquired instruments that replicate the risk profile of some of the shares deliverable under the plan as explained in Note 20.

During 2010, an incentive plan for Group employees to purchase Telefónica shares, approved at the Ordinary General Shareholders’ Meeting of 2009, was initiated. The cost of this plan will not exceed 50 million euros, as agreed in the aforementioned Ordinary General Shareholders’ Meeting (see Note 20 for further details).

In addition, the Group may use part of the treasury shares of Telefónica, S.A. held at December 31, 2011 to cover shares deliverable under the PSP or the PIP. The net asset value of the treasury shares could increase or decrease depending on variations in Telefónica, S.A.’s share price.

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

As of December 31, 2011, the average maturity of its 56,304 million euros of net financial debt was 5.44 years.

At December 31, 2011, gross financial debt scheduled maturities in 2012 amounted to approximately 10,333 million euros (including the net position of derivative financial instruments), which is lower than the amount of funds available, calculated as the sum of: a) current financial assets and cash at December 31, 2011 (6,434 million euros excluding derivative financial instruments), b) annual cash generation projected for 2012; and c) undrawn credit facilities arranged with banks whose original maturity is over one year (an aggregate of more than 7,724 million euros at December 31, 2011), providing flexibility to the Telefónica Group with regard to accessing capital or credit markets in the next 12 months. For a further description of the Telefónica Group’s liquidity and capital resources in 2012, see Note 13.2 Financial Liabilities and Appendix III.

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

Regarding the first point, at December 31, 2011, the Telefónica Group’s Latin American companies had net financial debt not guaranteed by the parent company of 6,564 million euros, which represents 11.7% of consolidated net financial debt.

Regarding the repatriation of funds to Spain, it received 3,139 million euros from the Group’s Latin America companies in 2011, of which 2,379 million euros was from dividends, 402 million euros from intra-group loans (payments of interest and repayments of principal), 112 million euros from financial investments, 28 million euros from capital reductions and 219 million euros from other items. These amounts were equally offset by additional amounts invested in Mexico (65 million euros). As a result of the foregoing, net funds repatriated to Spain from the Group’s Latin America companies amounted to the equivalent of 3,074 million euros at December 31, 2011.

In this regard, it is worth noting that since February 2003, Venezuela has had an exchange control mechanism in place, managed as indicated above by the Currency Administration Commission (CADIVI). The body has issued a number of regulations (“providencias”) governing the modalities of currency sales in Venezuela at official exchange rates. Foreign companies which are duly registered as foreign investors are entitled to request approval to acquire currencies at the official exchange rate by the CADIVI, in line with regulation number 029, article 2, section c) "Remittance of earnings, profits, income, interest and dividends from international investment." Telefónica Venezolana, C.A. (formerly Telcel, C.A.), a Telefónica Group subsidiary in Venezuela, obtained the aforementioned requested approval on 295 million Venezuelan bolivars in 2006, 473 million Venezuelan bolivars in 2007 and 785 million Venezuelan Bolivars in 2008. At December 31, 2011, payment of two dividends agreed by the company in the amount of 5,882 million Venezuelan bolivars is pending approval by the CADIVI.

Credit risk

The Telefónica Group trades in derivatives with creditworthy counterparties. Therefore, Telefónica, S.A. generally trades with credit entities with “senior debt” ratings of at least “A.” In Spain, where most of the Group’s derivatives portfolio is held, there are netting agreements with financial institutions, with debtor or creditor positions offset in case of bankruptcy, limiting the risk to the net position. In addition, since Lehman went bankrupt, the credit ratings of rating agencies have proved to be less effective as a credit risk management tool. Therefore, the 5-year CDS (Credit Default Swap) of credit institutions has been added. This way, the CDS of all the counterparties with which Telefónica, S.A. operates is monitored at all times in order to assess the maximum allowable CDS for operating at any given time. Transactions are generally only carried out with counterparties whose CDS is below the threshold.

For other subsidiaries, particularly those in Latin America, assuming a stable sovereign rating provides a ceiling which is below “A,” trades are with local financial entities whose rating by local standards is considered to be of high creditworthiness.

Meanwhile, with credit risk arising from cash and cash equivalents, the Telefónica Group places its cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by a general framework, revised annually. Counterparties are chosen according to criteria of liquidity, solvency and diversification based on the conditions of the market and countries where the Group operates. The general framework sets: (i) the maximum amounts to be invested by counterparty based on its rating (long-term debt rating); (ii) the maximum tenor of the investment, set at 180 days; and (iii) the instruments in which the surpluses may be invested (money-market instruments).

The Telefónica Group considers managing commercial credit risk as crucial to meeting its sustainable business and customer base growth targets in a manner that is consistent with its risk-management policy.

This is based on continuous monitoring of the risk assumed and the resources necessary to optimize the risk-reward ratio in its operations. Particular attention is given to those clients that could cause a material impact on the Group's financial statements for which, depending on the segment and type of relation, hedging instruments or collateral may be required to mitigate exposure to credit risk.

All Group companies adopt policies, procedures, authorization guidelines, and homogeneous management practices, in consideration of the particularities of each market and best international practices, and incorporating this commercial credit risk management model into the Group's decision making processes, both from a strategic and day to day operating perspective, which risk assessment guides the commercial offering available for the various credit profiles.

The Telefónica Group’s maximum exposure to credit risk is initially represented by the carrying amounts of the financial assets (Notes 10, 11 and 13) and the guarantees given by the Telefónica Group.

Several Telefónica Group companies provide operating guarantees granted by external counterparties, which are offered during their normal commercial activity, in bids for licenses, permits and concessions, and spectrum acquisitions. At December 31, 2011, these guarantees amounted to approximately 2,545 million euros (see Note 21.e).

Capital management

Telefónica’s corporate finance department, which is in charge of Telefónica’s capital management, takes into consideration several factors when determining Telefónica’s capital structure, with the aim of ensuring sustainability of the business and maximizing the value to shareholders.

Telefónica monitors its cost of capital with a goal of optimizing its capital structure. In order to do this, Telefónica monitors the financial markets and updates to standard industry approaches for calculating weighted average cost of capital, or WACC. Telefónica also uses a net financial debt ratio below 2.35x operating income excluding the impact of the related depreciation in the medium term (excluding items of a non-recurring or exceptional nature), enabling to obtain and maintain the desired credit rating over the medium term, and with which the Telefónica Group can match the potential cash flow generation with the alternative uses that could arise at all times.

These general principles are refined by other considerations and the application of specific variables, such as country risk in the broadest sense, or the volatility in cash flow generation, when determining the Telefónica Group’s financial structure.

Derivatives policy

At December 31, 2011, the nominal value of outstanding derivatives with external counterparties amounted to 178,641 million euros equivalent, a 27% increase from 140,272 million euros equivalent at December 31, 2010. This figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying liability. For example, a foreign currency loan can be hedged into floating rate, and then each interest rate period can be fixed using a fixed rate hedge, or FRA (forward rate agreement). Even using such techniques to reduce the position, it is still necessary to take extreme care in the use of derivatives to avoid potential problems arising through error or a failure to understand the real position and its associated risks.

Telefónica’s derivatives policy emphasizes the following points:

1)	Derivatives based on a clearly identified underlying.

Acceptable underlyings include profits, revenues and cash flows in either a company’s functional currency or another currency. These flows can be contractual (debt and interest payments, settlement of foreign currency payables, etc.), reasonably certain or foreseeable (property, plant, and equipment purchases, future debt issues, commercial paper programs, etc.). The acceptability of an underlying asset in the above cases does not depend on whether it complies with accounting rules requirements for hedge accounting, as is required in the case of certain intragroup transactions, for instance. Parent company investments in subsidiaries with functional currencies other than the euro also qualify as acceptable underlying assets.

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

•
Hedges of net investment in consolidated foreign subsidiaries. Generally, such hedges are arranged by the parent company and the other Telefónica holding companies. Wherever possible, these hedges are implemented through real debt in foreign currency. Often, however, this is not always possible as many Latin American currencies are non-convertible, making it impossible for non-resident companies to issue local currency debt. It may also be that the debt market in the currency concerned is too thin to accommodate the required hedge (for example, the Czech crown and pounds sterling), or that an acquisition is made in cash with no need for market financing. In these circumstances derivatives, either forwards or cross-currency swaps are used to hedge the net investment.

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

The main guiding principles for risk management are established by Telefónica’s Finance Department and implemented by company financial officers (who are responsible for balancing the interests of each company and those of the Telefónica Group). The Corporate Finance Department may allow exceptions to this policy where these can be justified, normally when the market is too thin for the volume of transactions required or on clearly limited and small risks. New companies joining the Telefónica Group as a result of mergers or acquisitions may also need time to adapt.

The breakdown of the financial results recognized in 2011, 2010 and 2009 is as follows:

(Millions of euros)	2011	2010	2009
Interest income	586	454	528
Dividends received	42	40	45
Other financial income	181	266	151
Interest expenses	(2,671)	(2,514)	(3,036)
Ineffective portion of cash flow hedges	1	(16)	(17)
Accretion of provisions and other liabilities	(106)	(145)	(254)
Changes in fair value of financial assets at fair value through profit or loss	573	25	124
Changes in fair value of financial liabilities at fair value through profit or loss	(808)	(39)	(132)
Transfer from equity to profit and loss from cash flow hedges	(210)	(73)	77
Transfer from equity to profit and loss from available-for-sale assets	(3)	(202)	4
Gain/(loss) on fair value hedges	908	168	(427)
(Loss)/gain on adjustment to items hedged by fair value hedges	(747)	(211)	439
Other expenses	(528)	(290)	(269)
Net finance costs excluding foreign exchange differences	(2,782)	(2,537)	(2,767)

The breakdown of Telefónica’s derivatives at December 31, 2011, their fair value at year-end and the expected maturity schedule are as set forth in the table below:

Millions of euros	Fair value: at 12/31/11 (**)	Maturity (notional amount) (*)
Derivatives		2012	2013	2014	Subsequent years	Total
Interest rate hedges	(81)	(1,785)	668	(825)	8,217	6,275
Cash flow hedges	866	(1,118)	1,086	(350)	11,380	10,998
Fair value hedges	(947)	(667)	(418)	(475)	(3,163)	(4,723)
Exchange rate hedges	(962)	328	339	77	6,702	7,446
Cash flow hedges	(932)	340	230	1	6,519	7,090
Fair value hedges	(30)	(12)	109	76	183	356
Interest and exchange rate hedges	(618)	(76)	1,110	(45)	2,547	3,536
Cash flow hedges	(597)	(31)	1,158	66	2,098	3,291
Fair value hedges	(21)	(45)	(48)	(111)	449	245
Hedge of net investment in foreign operations	(81)	(1,427)	(160)	(280)	(1,313)	(3,180)
Derivatives not designated as hedges	(488)	9,375	(480)	(144)	(1,516)	7,235
Interest rate	(230)	8,038	(579)	(144)	(2,404)	4,911
Exchange rate	(255)	1,338	99	-	888	2,325
Interest and exchange rate	(3)	(1)	-	-	-	(1)

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

A list of derivative products entered into at December 31, 2011 and 2010 is provided in Appendix III.

(17)	INCOME TAX MATTERS

Consolidated tax group

Pursuant to a Ministerial Order dated December 27, 1989, since 1990 Telefónica, S.A. has filed consolidated tax returns for certain Group companies. The consolidated tax group comprised 48 companies in 2011 (46 in 2010).

Deferred taxes

The movements in deferred taxes in 2011 and 2010 are as follows:

	Millions of euros
	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2010	5,693	6,074
Additions	2,162	779
Disposals	(1,326)	(1,688)
Transfers	48	(145)
Translation differences and hyperinflation adjustments	(163)	(302)
Company movements and others	3	21
Balance at December 31, 2011	6,417	4,739

	Millions of euros
	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2009	5,971	3,082
Additions	1,221	586
Disposals	(2,270)	(421)
Transfers	(16)	365
Translation differences and hyperinflation adjustments	207	312
Company movements and others	580	2,150
Balance at December 31, 2010	5,693	6,074

“Additions” of deferred tax assets in 2011 include the tax impact of the labor force reduction plan for Telefónica in Spain (see Note 15).

Meanwhile, “Disposals” of deferred tax assets include the impact of the Group’s labor force reduction plans carried out and which were recorded in previous years.

The movement in “Deferred tax liabilities” in 2011 includes mainly the reversal of a deferred tax liability as a result of the merger between Brazilian companies Telesp and Vivo Participações, S.A. in October in the amount of 1,288 million euros (see Note 2).

Expected realization of deferred tax assets and liabilities

In the majority of cases, realization of the Group’s deferred tax assets and liabilities depends on the future activities carried out by the different companies, tax regulations in the different countries in which these companies operate, and on the strategic decisions affecting the companies. In this regard, the expected realization is based on a series of assumptions that may be altered as the corresponding situations continue to develop. Under the assumptions made, the estimated realization of deferred tax assets and liabilities recognized in the consolidated statement of financial position at December 31, 2011 is as follows:

12/31/11	Total	Less than 1 year	More than 1 year
Deferred tax assets	6,417	1,094	5,323
Deferred tax liabilities	4,739	777	3,962

Deferred tax assets

Deferred tax assets in the accompanying consolidated statement of financial position include tax loss carryforwards, unused tax credits recognized (deductions) and deductible temporary differences recognized at the end of the reporting period.

Tax credits for loss carryforwards

The available tax loss carryforwards in Spain at December 31, 2011 at the main Group companies amounted to 4,933 million euros (4,575 million euros for companies belonging to the tax group).

The consolidated statement of financial position at December 31, 2011 includes a 729 million euro deferred tax asset corresponding to 2,430 million euros of recognized tax loss carryforwards in Spain.

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

Telefónica Europe has recognized 439 million euros, mainly from the Telefónica Germany Group, which has tax credits and deductible temporary differences incurred in prior years amounting to 7,682 million euros, of which 412 million euros have been recognized as deferred tax assets in line with the prospects of generating future taxable earnings. These tax credits do not expire.

Unused tax credits recognized in the consolidated statement of financial position at the Latin American subsidiaries at December 31, 2011 amounted to 323 million euros.

Deductions

The Group has recognized an amount of 191 million euros of unused tax credits, generated primarily from export activity, in the consolidated statement of financial position at December 31, 2011.

Temporary differences

Temporary differences are generated as a result of the difference between tax bases of the assets and liabilities and their respective carrying amounts. Deductible temporary differences, tax deductions and credits and tax loss carryforwards give rise to deferred tax assets on the consolidated statement of financial position, whereas taxable temporary differences in tax bases give rise to deferred tax liabilities on the consolidated statement of financial position. The sources of deferred tax assets and liabilities from temporary differences recognized at December 31, 2011 and 2010 are as follows:

	Millions of euros
	2011		2010
	Deferred tax	Deferred tax	Deferred tax	Deferred tax
	assets	liabilities	assets	liabilities
Property, plant and equipment	283	753	273	467
Intangible assets	268	2,211	265	4,522
Personnel commitments	1,546	-	956	-
Provisions	1,267	158	1,172	81
Investments in subsidiaries, associates and joint ventures	614	975	443	532
Other	757	642	873	472
Total	4,735	4,739	3,982	6,074

The net movements of assets and liabilities resulting from temporary differences recognized directly in equity in 2011 and 2010 amounts to 239 million euros and 63 million euros, respectively, as shown in the consolidated statement of comprehensive income.

Tax payables and receivables

Current tax payables and receivables at December 31, 2011 and 2010 are as follows:

	Millions of euros
	Balance at	Balance at
	12/31/11	12/31/10
Taxes payable:
Tax withholdings	163	124
Indirect taxes	1,018	1,164
Social security	187	228
Current income taxes payable	611	695
Other	589	611
Total	2,568	2,822

	Millions of euros
	Balance at	Balance at
	12/31/11	12/31/10
Tax receivables:
Indirect tax	772	775
Current income taxes receivable	569	338
Other	226	218
Total	1,567	1,331

Reconciliation of book profit before taxes to taxable income

The reconciliation between accounting profit and the income tax expense for 2011, 2010 and 2009 is as follows:

	Millions of euros
	2011	2010	2009
Accounting profit before tax	6,488	13,901	10,387
Tax expense at prevailing statutory rate (30%)	1,946	4,170	3,116
Effect of statutory rate in other countries	(19)	(52)	(20)
Variation in tax expense from new taxes	11	10	(15)
Permanent differences	(22)	(69)	(402)
Changes in deferred tax charge due to changes in tax rate	(26)	(21)	-
Capitalization of tax deduction and tax relief	(97)	(112)	(143)
Use of loss carryforwards	(200)	(134)	(5)
Increase / (Decrease) in tax expense arising from temporary differences	(1,344)	(42)	(82)
Other	52	79	1
Income tax expense	301	3,829	2,450
Breakdown of current/deferred tax expense
Current tax expense	1,557	2,455	3,848
Deferred tax benefit	(1,256)	1,374	(1,398)
Total income tax expense	301	3,829	2,450

The income tax expense for 2011 includes the reversal of a deferred tax liability as a result of the merger between Brazilian companies Telesp and Vivo Participações, S.A. in October for 1,288 million euros (see Note 2), included in the preceding table under “Increase/(Decrease) in tax expense arising from temporary differences.”

The permanent differences arise mainly from events that produce taxable income not recognized in the consolidated income statement, as well as impacts recognized in profit before tax that do not generate taxable profit. Noteworthy in this respect in 2010 is the portion of the capital gain obtained from the remeasurement of the previously held investment in Brasilcel (see Note 2), as it relates to temporary differences on investments in subsidiaries (see Note 3.n).

In addition, permanent differences for 2010 include the recognition of tax credits in Mexico and Terra Brasil, in the amounts of 75 million euros and 63 million euros, respectively, based on the estimates of taxable income of each of the companies according to the updated business plan.

In addition, subsequent to the review of tax assets recognized in the consolidated statement of financial position at the end of 2010, it was determined that the 864 million euros of tax assets recognized at Colombia Telecomunicaciones, S.A. should be derecognized since the company’s revised business plans did not ensure that there would be sufficient taxable profit to allow the deferred tax asset to be utilized.

Tax inspections and tax-related lawsuits

On September 25, 2002, tax inspections commenced at several companies included in tax group 24/90, of which Telefónica, is the parent company for the years from 1998 to 2000.

The tax assessments related to this review, which included settlement agreements and imposed fines on Telefónica, were signed by the company in disagreement in October 2004 and July 2005. The total amount of these assessments was 140 million euros.

In April 2007, Telefónica filed an administrative appeal before the National Court of Justice, requesting the annulment of the settlement as well as the inclusion of other concepts in its favor not contemplated in the inspection. In the process, it was requested that the execution of the settlements and penalties appealed be suspended by providing the appropriate guarantees. On February 22, 2010, Telefónica received the notification of the ruling by the National Court of Justice dated February 4, 2010, in which it partially accepted the Company’s allegations, annulling the imposition of sanctions. On May 18, 2010, the National Court of Justice accepted Telefónica, S.A.'s appeal and ruled on April 5, 2010 to refer the case to the Supreme Court. On June 4, 2010, the tax authorities filed an appeal before the Supreme Court against one of the rulings of the National Court of Justice partially accepting Telefónica’s allegations. In January 2011, Telefónica submitted a brief of opposition against that appeal before the Supreme Court.

In addition, a new tax inspection commenced in June 2006 and concluded in July 2008 for the periods 2001-2004. The income tax statements for such periods included a negative adjustment for 2,317 million euros which was challenged by the Spanish tax authorities, although this did not affect the consolidated financial statements as it was not recognized. At the same time, the Treasury challenged the export credits claimed, which amounted to deductions of approximately 346 million euros.

Telefónica filed an administrative appeal before the Central Administrative Economic Court, which on September 10, 2009 ruled against the interests of the Company. Telefónica, S.A. filed an administrative appeal before the National Court of Justice against this resolution of September 10, 2009. Telefónica, S.A. filed the claim in April 2010. Telefónica presented in writing its conclusions in April 2011.

Additional, in June 2010, new inspections of various companies in the 24/90 tax group, of which Telefónica, S.A. is the parent, were initiated. The taxes subject to review were corporate income tax for the years 2005 to 2007, VAT, tax withholdings and payments on account in respect of personal income tax, tax on investment income, property tax and nonresident income tax for the years 2006 to 2007.

Meanwhile, Telecomunicações de São Paulo, S.A. – Telefónica Brasil has a number of appeals underway regarding the ICMS –similar to VAT- levied on telecommunications services. There is a dispute with the Brazilian tax authorities over which services should be subject to settlement of this tax. In most cases, the authorities require the collection of the ICMS on complementary or auxiliary services to base telecommunications service. To date, all the related procedures are being contested in all instances (administrative and judicial). The aggregate amount of these assessments, updated to take into account interests, fines and other items, is approximately 1,077 million euros.

On February 11, 2011, Telefónica del Perú, S.A.A. was notified of the decision of the tax court concluding the administrative instance in the matter regarding income tax for 2000 and 2001 and the respective payments on account, noted by the tax authorities in 2005, confirming the reservations of the National Tax Administration (SUNAT) regarding (i) financial charges, (ii) provisions for doubtful collectibles, (iii) lease expenses (TPI), (iv) non-divestment reorganization and (v) overhead.

The company has submitted various appeals at the judicial level, petitioning the courts to overturn the decision, considering that it was based on insufficient legal grounds. Telefónica del Perú has paid 38 million euros, in compliance with a collection enforcement rule established in order to have the company pay the amount until a definitive resolution of the matter is reached.

No additional provisions are deemed necessary for recognition in the consolidated financial statements of the Group at December 31, 2011 as a result of the final resolution of tax litigation and ongoing inspections.

Years open for inspection

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

In the other countries in which the Telefónica Group has a significant presence, the years open for inspection by the relevant authorities are generally as follows:

•	The last seven years in Argentina

•	The last five years in Brazil, Mexico, Colombia and the Netherlands

•	The last four years in Venezuela, Nicaragua and Peru

•	The last three years in Chile, Ecuador, El Salvador, the US and Panama

•	The last two years in Uruguay

•	In Europe, the main companies have open to inspection the last six years in the United Kingdom, the last eight years in Germany, and the last three years in the Czech Republic.

The tax audit of the open years is not expected to give rise to additional material liabilities for the Group.

(18)	DISCONTINUED OPERATIONS

None of the Group’s principal operations were discontinued in 2011, 2010 or 2009.

(19)	REVENUE AND EXPENSES

Revenues:

The breakdown of “Revenues” is as follows:

Millions of euros	2011	2010	2009
Rendering of services	58,415	56,434	52,498
Net sales	4,422	4,303	4,233
Total	62,837	60,737	56,731

Other income

The breakdown of “Other income” is as follows:

	Millions of euros
	2011	2010	2009
Ancillary income	445	882	584
Own work capitalized	739	737	720
Government grants	62	66	54
Gain on disposal of assets	861	4,184	287
Total	2,107	5,869	1,645

The gain on disposal of assets in 2011 relates mainly to the disposal of non-strategic items of property, plant and equipment of the Group, mostly in Latin America, for 564 million euros (with 200 million euros by Telefónica Brasil and 240 million euros by Telefónica Móviles Mexico) and the gain on the partial settlement of the equity swap contracts on the investment in Portugal Telecom for 184 million euros (see Note 13).

The gain on disposal of assets in 2010 included the capital gain recognized in accordance with IFRS 3 resulting from the remeasurement of the previously held interest in Brasilcel, as described in Note 5, in the amount of 3,797 million euros. It also included gains on the sale of certain non-strategic Group property, plant and equipment and the sale of Manx, for 260 million euros and 61 million euros, respectively.

Other expenses

The breakdown of “Other expenses” in 2011, 2010 and 2009 is as follows:

Millions of euros	2011	2010	2009
Leases	1,033	1,083	1,068
Advertising	1,457	1,419	1,123
Other external services	10,529	9,726	7,729
Taxes other than income tax	1,328	1,279	1,203
Other operating expenses	190	453	203
Change in trade provisions	818	853	874
Losses on disposal of fixed assets and changes in provisions for fixed assets	43	1	81
Total	15,398	14,814	12,281

In 2010, the Group approved firm commitments in connection with the Telefónica Foundation’s social welfare projects, in order to provide it with adequate financing to enable it to carry out its forecast short and medium-term plans, in the amount of 400 million euros. These commitments were partially met with the contribution of certain properties in 2011 to the foundation, generating a gain of 40 million euros. Outstanding commitments at the end of the year amounted to 259 million euros.

Estimated schedule

The estimated payment schedule for the next few years on operating leases, purchase and contractual commitments is as follows:

12/31/11	Total	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years
Operating lease obligations	9,613	1,543	2,591	2,114	3,365
Purchase and other contractual obligations	2,568	1,473	737	345	13

The main finance lease transactions are described in Note 22.

Headcount and employee benefits

a) Number of employees

The table below presents the breakdown of the Telefónica Group’s average number of employees in 2011, 2010 and 2009, together with total headcount at December 31 each year. The employees shown for each subgroup include the Telefónica Group companies with similar activities in accordance with the segment reporting.

	2011		2010		2009
	Average	Year-end	Average	Year-end	Average	Year-end
Telefónica Spain	35,168	33,929	35,313	35,379	35,318	35,338
Telefónica Latin America	60,589	61,527	55,164	60,909	50,709	51,606
Telefónica Europe	26,715	26,085	26,517	25,968	28,249	27,023
Subsidiaries and other companies	163,673	169,486	152,053	162,850	140,875	143,459
Total	286,145	291,027	269,047	285,106	255,151	257,426

The number of employees shown in the table above corresponds to the consolidated companies. It is worth highlighting the large number of employees at the various companies of the Atento Group performing contact center activities, whose average and year-end headcount for 2011 were 152,197 and 156,734, respectively.

Of the final headcount at December 31, 2011, approximately 53.5% are women (51.5% and 51.8% at December 31, 2010 and December 31, 2009, respectively).

“Personnel expenses” in 2011 include the amount related to the labor force reduction plan of Telefónica de España, S.A.U. The amount recognized by the Group to undertake the restructuring in Spain was 2,671 million euros (Note 15). In 2010, the Group reduced its workforce as part of the integration of its businesses, entailing provisions of 670 million euros in the different companies comprising the Group, including provision made in Germany for the integration of Telefónica Germany and HanseNet in an amount of 202 million euros.

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

At December 31, 2011, a total of 49,580 Group employees were covered by the pension plans managed by the subsidiary Fonditel Entidad Gestora de Fondos de Pensiones, S.A. (51,572 and 52,915 at December 31, 2010 and 2009, respectively). The contributions made by the various companies in 2011 amounted to 104 million euros (99 million euros and 97 million euros in 2010 and 2009, respectively).

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

Depreciation and amortization

The breakdown of “Depreciation and amortization” on the consolidated income statement is as follows:

Millions of euros	2011	2010	2009
Depreciation of property, plant and equipment	6,670	6,159	6,095
Amortization of intangible assets	3,476	3,144	2,861
Total	10,146	9,303	8,956

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

Both basic and diluted earnings per share attributable to equity holders of the parent are calculated based on the following data:

	Millions of euros
	2011	2010	2009
Profit attributable to ordinary equity holders of the parent from continuing operations	5,403	10,167	7,776
Profit attributable to ordinary equity holders of the parent from discontinued operations	-	-	-
Total profit attributable to equity holders of the parent for basic earnings	5,403	10,167	7,776
Adjustment for dilutive effects of the conversion of potential ordinary shares	-	-	-
Total profit attributable to equity holders of the parent for diluted earnings	5,403	10,167	7,776

	Thousands
Number of shares	2011	2010	2009
Weighted average number of ordinary shares (excluding treasury shares) for basic earnings per share	4,511,165	4,522,228	4,552,656
Telefónica, S.A. share option plan.	1,675	6,017	7,908
Weighted average number of ordinary shares (excluding treasury shares) outstanding for diluted earnings per share	4,512,840	4,528,245	4,560,564

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

Basic and diluted earnings per share attributable to equity holders of the parent broken down by continuing and discontinued operations are as follows:

	Continuing operations			Discontinued operations			Total
Figures in euros	2011	2010	2009	2011	2010	2009	2011	2010	2009
Basic earnings per share	1.20	2.25	1.71	-	-	-	1.20	2.25	1.71
Diluted earnings per share	1.20	2.25	1.71	-	-	-	1.20	2.25	1.71

(20)	SHARE-BASED PAYMENT PLANS

At year-end 2011, 2010 and 2009, the Telefónica Group had the following shared-based payment plans linked to the share price of Telefónica, S.A. The main plans in force at the end of 2011 are as follows:

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

The Plan was initially intended to last seven years. It is divided into five phases, each three years long, beginning on July 1 (the “Start Date”) and ending on June 30 three years later (the “End Date”). At the start of each phase the number of shares to be awarded to Plan beneficiaries is determined based on their success in meeting targets set. The shares are delivered, assuming targets are met, at the End Date of each phase. Each phase is independent from the others. The first started on July 1, 2006 (with shares delivered on July 1, 2009) and the fifth phase on July 1, 2010 (with any shares to be delivered from July 1, 2013).

Award of the shares is subject to a number of conditions:

–	The beneficiary must continue to work for the company throughout the three-year duration of each phase, subject to certain special conditions related to departures.

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

June 30, 2009 marked the end of the first phase of this plan, which entailed the following maximum number of shares allocated:

	No. of shares	Unit fair value	End date
1st phase July 1, 2006	6,530,615	6.43	June 30, 2009

With the maturity of the plan, in July 2009 a total of 3,309,968 shares (corresponding to a total of 4,533,393 gross shares less a withholding of 1,224,610 shares prior to delivery and at the option of the employee) were delivered to Telefónica Group directors included in the first phase. The shares delivered were deduced from the Company’s treasury shares in 2009.

All the shares included in the first phase of the plan were hedged with a derivative instrument acquired in 2006. The cost of this instrument was 46 million euros, which in unit terms is 6.43 euros per share. At June 30, 2009, the bank with which the financial instrument was entered into delivered the contracted shares to Telefónica, S.A. These were accounted for as treasury shares.

The second phase of the plan matured on June 30, 2010, with the maximum number of shares allocated as follows:

	No. of shares	Unit fair value	End date
2nd phase July 1, 2007	5,556,234	7.70	June 30, 2010

With the maturity of the second phase of the plan on June 30, 2010, a total of 2,964,437 shares (corresponding to a total of 4,091,071 gross shares less a withholding of 1,132,804 shares prior to delivery, at the option of the employee) were delivered to Telefónica Group directors included in the second phase. The shares delivered were deducted from the Company’s treasury shares in 2010.

The third phase of the plan matured on June 30, 2011, with the maximum number of shares allocated as follows:

	No. of shares	Unit fair value	End date
3rd phase July 1, 2008	5,286,980	8.39	June 30, 2011

With the maturity of the third phase of the plan on June 30, 2011 a total of 2,900,189 shares (corresponding to a total of 4,166,304 gross shares less a withholding of 1,266,115 shares prior to delivery, at the option of the employee) were delivered to Telefónica Group directors included in the third phase. The shares delivered were deducted from the Company’s treasury shares in 2011.

The third phase of the Plan was partially covered through two financial instruments relating to 2,446,104 shares at a cost of 10.18 euros per share.

The maximum number of the shares issuable in each of the two outstanding phases at December 31, 2011 is as follows:

	No. of shares assigned	Outstanding shares at 12/31/11	Unit fair value	End date
4th phase July 1, 2009	6,356,597	5,407,401	8.41	June 30, 2012
5th phase July 1, 2010	5,025,657	4,684,289	9.08	June 30, 2013

This plan is equity-settled via the delivery of shares to the participants. Accordingly, a balancing entry for the 49, 42 and 43 million euros of employee benefits expenses recorded in 2011, 2010 and 2009, respectively, was made in equity.

In relation to the fourth phase of the Plan and for the sole purpose of ensuring the shares necessary at the end of this phase, Telefónica, S.A. purchased an instrument from a financial institution with the same features as the Plan whereby, at the end of the phase, Telefónica will obtain part of the shares necessary to settle the phase (4 million shares). The cost of the financial instrument was 36 million euros, equivalent to 8.41 euros per option (see Note 16).

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

The number of options assigned at December 31, 2011 was 358,860 (364,601 and 412,869 at December 31, 2010 and 2009, respectively).

The fair value at December 31, 2011 of the options delivered in each phase in force at that time was 13.39 euros per option.

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

The acquisition period opened in August 2010, and at December 31, 2011, 37,230 employees had adhered to the plan. This plan is equity-settled via the delivery of shares to the participants. Accordingly, a balancing entry for the 21 and 11 million euros of employee benefits expenses recorded in 2011 and 2010, respectively, was made in equity.

d)	Long-term incentive plan based on Telefónica, S.A. shares: “Performance and Investment Plan”

At the General Shareholders’ Meeting held on May 18, 2011, a new long-term share-based incentive plan called “Performance and Investment Plan” (the “Plan” or “PIP”) was approved for Telefónica Group directors and executive officers. This plan will take effect following completion of the Performance Share Plan.

Under this Plan, a certain number of shares of Telefónica, S.A. will be delivered to plan participants selected by the Company who decide to participate on compliance with stated requirements and conditions.

The Plan lasts five years and is divided into three independent three-year phases (i.e. delivery of the shares for each three-year phase three years after the start date). The first phase began on July 1, 2011 (with the delivery of the related shares from July 1, 2014). The second phase will begin on July 1, 2012 (with delivery of the related shares from July 1, 2015). The third phase will begin on July 1, 2013 (with delivery of the related shares from July 1, 2016).

The specific number of Telefónica, S.A. shares deliverable within the maximum amount established to each member at the end of each phase will be contingent and based on the Total Shareholder Return (“TSR”) of Telefónica, S.A. shares (from the reference value) throughout the duration of each phase compared to the TSRs of the companies included in the Dow Jones Global Sector Titans Telecommunications Index. For the purposes of this Plan, these companies make up the comparison group (“Comparison Group”).

The TSR is the indicator used to determine the Telefónica Group’s medium- and long-term value generation, measuring the return on investment for each shareholder. For the purposes of this Plan, the return on investment of each phase is defined as the sum of the increase or decrease in the Telefónica, S.A. share price and dividends or other similar items received by the shareholder during the phase in question.

At the beginning of each phase, each Participant is allocated a theoretical number of shares. According to the Plan, the number of shares to be delivered will range from:

-	30% of the number of theoretical shares if Telefónica, S.A.’s TSR is at least equal to the Comparison Group’s median, and

-
100% if Telefónica, S.A.’s TSR is within the third quartile or higher than the Comparison Group’s. The percentage is calculated using linear interpolation when it falls between the median and third quartile.

-	No shares will be delivered if Telefónica, S.A.’s TSR is below the Comparison Group’s median.

The Plan includes an additional condition regarding compliance by all or part of the Participants with a target investment and holding period of Telefónica, S.A. shares through each phase (“Co-Investment”), to be determined for each participant, as appropriate, by the Board of Directors based on a report by the Nominating, Compensation and Corporate Governance Committee. Participants meeting the co-investment requirement will receive an additional number of shares, provided the rest of the requirements established in the Plan are met.

In addition, and independently of any other conditions or requirements that may be established, in order to be entitled to receive the corresponding shares, each Participant must be a Telefónica Group employee at the delivery date for each phase, except in special cases as deemed appropriate.

Shares will be delivered at the end of each phase (i.e., in 2014, 2015, and 2016, respectively). The specific delivery date will be determined by the Board of Directors or the committee or individual entrusted by the Board to do so.

The shares to be delivered to Participants, subject to compliance with the pertinent legal requirements in this connection, may be either (a) treasury shares in Telefónica, S.A. acquired by Telefónica, S.A. itself or by any of the Telefónica Group companies; or (b) newly-issued shares.

The first allocation of shares under this Plan was made on July 1, 2011. Therefore, the maximum number of shares assigned (including the amount of co-investment) under the Plan at December 31, 2011 is as follows:

Phase	No. of shares assigned	Unit fair value	End date
1st phase July 1, 2011	5,545,628	8.28	June 30, 2014

In connection with the PIP Plan, Telefónica, S.A. acquired an instrument from a financial institution with the same features of the plan, whereby at the end of the phase, Telefónica will obtain part of the shares necessary to settle the phase (4 million shares). The cost of the financial instrument is 37 million euros, equivalent to 9.22 euros per option

e)	“Restricted Share Plan” (RSP)

At Telefónica, S.A.'s General Shareholders' Meeting held on May 18, 2011, the Company approved the roll-out of the Restricted Share Plan (RSP), a long-term share-based incentive plan with two primary aims: (a) to retain and motivate certain high-potential employees, and (b) to retain key personnel upon new acquisitions, providing them with an ownership interest in the Company through rights convertible to shares.

The RSP is established for a five-year period, with independent deliveries permitted at any time between 2011 and 2015. At each delivery date the Company extends certain Restricted Share Units (RSUs) carrying the right to automatically receive the same number of Telefónica, S.A. shares at the end of the vesting period, subject to compliance with certain length-of-service requirements.

Delivery of shares is conditional on compliance with certain service-related conditions, namely:

1.	Final delivery: participants must have been employed by the Company continuously from the grant date to the conversion date

2.	Final delivery: participants must have worked for a minimum period of 12 months within the vesting period

3.	The specific duration of the vesting period will be set on a case-by-case basis.

The required deliveries at December 31, 2011 were not significant.

(21)	OTHER INFORMATION

a)	Litigation and arbitration

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

Among unresolved cases or those underway in 2011 (see Note 17 for details of tax-related cases), the following are of special note:

Contentious proceedings in connection with the merger between Terra Networks, S.A. and Telefónica

On September 26, 2006, Telefónica was notified of the claim filed by former shareholders of Terra Networks, S.A. (Campoaguas, S.L., Panabeni, S.L. and others) alleging breach of contract in respect of the terms and conditions set forth in the Prospectus of the Initial Public Offering of shares of Terra Networks, S.A. dated October 29, 1999. This claim was rejected via a ruling issued on September 21, 2009, and the appellants were charged for the court costs. This ruling was appealed on December 4, 2009. On June 16, 2010, Telefónica was notified of the written appeal filed by the appellants. Telefónica opposed this appeal in January 2011.

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

Lastly, Quam GmbH filed a new appeal, at third instance, before the Federal Supreme Court for Administrative Cases, which was not admitted for processing.

Quam GmbH appealed this decision on August 14, 2009. On August 17, 2011, after the oral hearing, the Federal Administrative Court rejected Quam GMBH’s appeal at third instance.

In October 2011, Quam GmbH filed a constitutional complaint for the German Federal Constitutional Court (Karlsruhe).

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

On September 10, 2007, Telefónica and Telefónica de España filed an appeal to overturn the decision before the General Court of the European Union. The Kingdom of Spain, as an interested party, also lodged an appeal to overturn the decision. Meanwhile, France Telecom and the Spanish Association of Bank Users (AUSBANC) filed requests to intervene, which the General Court admitted.

A hearing was held on May 23, 2011, at which Telefónica presented its case. A ruling has yet to be issued as of December 31, 2011.

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

At the same time, Telefónica Brasil and Telefónica Empresas, S.A., together with other wireline operators through ABRAFIX (Associação Brasileira de Concessionárias de Serviço Telefonico Fixo Comutado) appealed ANATEL’s decision of December 16, 2005, also obtaining injunctions. On June 21, 2007, Federal Regional Court no. 1 ruled that it was not appropriate to include the interconnection and network usage revenues and expense in the FUST’s taxable income and rejected the retroactive application of ANATEL’s decision. ANATEL filed an appeal to overturn this ruling on April 29, 2008 before Brasilia Federal Regional Court no. 1.

No further action has been taken since then. The amount of the claim is quantified at 1% of the interconnection revenues.

Public civil procedure by the Sao Paulo government against Telefónica Brasil for alleged reiterated malfunctioning in the services provided by Telefónica Brasil compensation for damages to the customers affected

This proceeding was filed by the Public Ministry of the State of Sao Paulo for alleged reiterated malfunctioning in the services provided by Telefónica Brasil, seeking compensation for damages to the customers affected. A general claim is filed by the Public Ministry of the State of Sao Paulo, for 1,000 million Brazilian reais (approximately 448 million euros), calculated on the company’s revenue base over the last five years.

In April 2010, a ruling in first instance convicting the Telefónica Group was issued. On May 5, 2010, Telefónica Basil filed an appeal before the Sao Paolo Court of Justice, suspending the effect of the ruling. No further action has been taken since then.

Case before the Directorate General for Competition of the European Commission – Telefónica / Portugal Telecom

On January 5, 2011, the European Commission sent a request to Telefónica, S.A. for information on the agreements entered into with Portugal Telecom SGPS, S.A. (Portugal Telecom) for the purchase of its ownership interest in Brasilcel, N.V., a joint venture in which both are venturers and owner of Brazilian company Vivo. On January 19, 2011, the European Commission initiated formal proceedings to investigate whether Telefónica and Portugal Telecom had infringed on European Union anti-trust laws with respect to a clause contained in these agreements. After responding to a number of requests for information from the European Commission, on September 24, 2011, Telefónica received a list of charges from the European Commission. On January 13, 2012, it presented its response to the charges.

b)	Commitments

Telefónica Internacional, S.A.U. as strategic partner of Colombia Telecomunicaciones, S.A. ESP.

Pursuant to the terms of the Framework Investment Agreement signed on April 18, 2006 between Telefónica Internacional, S.A.U., the Colombian government and Colombia Telecomunicaciones, S.A. ESP, shareholders of Colombia Telecomunicaciones, S.A. ESP may offer, from April 28, 2006, at any time and in a single package, all the shares they hold in Colombia Telecomunicaciones, S.A. ESP to Telefónica Internacional, S.A.U., who shall be obliged to acquire them, directly or via one of its subsidiaries. The sale/purchase price of each share will be determined based on a per share valuation of each share offered for sale by an independent investment bank designated by agreement between the two parties.

Guarantees provided for Ipse 2000 (Italy).

The Telefónica Group had provided guarantees for the Italian company Ipse 2000 S.p.A. (holder of a UMTS license in Italy and in which the Company has a stake through Solivella B.V.) to ensure the amounts payable to the Italian government in connection with the grant of the license. In November 2010, the last of the 10 monthly payments scheduled was paid. Therefore, the guarantee expired on that day. Pending was the release letter to be issued by the Italian government, which is finally issued. There are no other risks or commitments related to this matter.

Acquisition of radioelectric spectrum by Telefónica Móviles España S.A.U.

Telefónica Móviles España S.A.U. has won the concessions for the private use of public radioelectric spectrum in the 800 MHz, 900 MHz and 2.6 GHz bands, all until December 31, 2030. The total amount these concessions is 842 million euros, of which 441 million euros has already been paid, leaving an outstanding amount to be paid by June 1, 2012, of 401 million euros.

The contingencies arising from the litigation and commitments described above were evaluated (see Note 3.1) when the consolidated financial statements for the year ended December 31, 2011 were prepared. The provisions recorded in respect of the commitments taken as a whole are not material.

c)	Environmental matters

Through its investees and in line with its environmental policy, the Telefónica Group has undertaken various environmental-management initiatives and projects. In 2011 and 2010, these initiatives and projects resulted in expenditure and investment for insignificant amounts, which were recognized in the consolidated income statement and consolidated statement of financial position, respectively.

The Group has launched various projects aimed at improving current systems to reduce the environmental impact of its existing installations, with project costs being added to the cost of the installation to which the project relates.

In addition, in line with its commitment to the environment, the Group announced the creation of a Climate Change Office to provide a framework for strategic and RD&I projects in the quest for energy efficient solutions. This initiative entails the launch and implementation of solutions in each area that contribute to optimizing the Company's processes (operations, suppliers, employees, customers and society).

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

The expenses accrued in respect of the fees for services rendered to the various member firms of the Ernst & Young international organization, to which Ernst & Young, S.L. (the auditors of the Telefónica Group) belongs, amounted to 27.93 million euros and 27.71 million euros in 2011 and 2010, respectively.

The detail of these amounts is as follows:

	Millions of euros
	2011	2010
Audit services (1)	26.29	25.75
Audit-related services (2)	1.64	1.92
Tax services (3)	-	0.03
All other services (4)	-	0.01
TOTAL	27.93	27.71

The description of the fees paid to the various member firms of the Ernst & Young international organization is as follows:

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

(3)	Tax services: no such services were provided in 2011. The services in 2010 related to the review of tax obligations.

(4)	All other services: the services included under this heading relate to training.

Ernst & Young’s fees include amounts in respect of fully and proportionately consolidated Telefónica Group companies. A total of 0.07 and 0.04 million euros, respectively, corresponding to 50% of the fees paid by proportionately consolidated companies, were included in 2011 and 2010, respectively.

The expenses accrued in respect of the fees for services rendered to other auditors in 2011 and 2010 amounted to 32.41 million euros and 28.10 million euros, respectively, as follows:

	Millions of euros
	2011	2010
Audit services	0.68	0.75
Audit-related services	0.76	1.26
Tax services:	6.37	7.29
All other services (consulting, advisory, etc.)	24.60	18.80
TOTAL	32.41	28.10

Other auditors’ fees include amounts in respect of fully and proportionately consolidated Telefónica Group companies. In 2011 and 2010, a total of 0.02 million euros and 0.02 million euros, respectively, corresponding to 50% of the fees by proportionately consolidated companies, were included.

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

f)	Directors’ and Senior executives’ compensation and other benefits

Directors’ compensation

The compensation of Telefónica, S.A.’s Directors is governed by Article 28 of the Bylaws, which states that the compensation amount that the Company may pay to all of its Directors as remuneration and attendance fees shall be fixed by the shareholders at the General Shareholders’ Meeting, which amount shall remain unchanged until and unless the shareholders decide to modify it. The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the Directors. This compensation, as laid down in said article of the Bylaws, is compatible with other professional or employment compensation accruing to the Directors by reason of any executive or advisory duties that they perform for the Company, other than the supervision and collective decision-making duties inherent in their capacity as Directors.

Accordingly, on April 11, 2003, shareholders set the maximum gross annual amount to be paid to the Board of Directors at 6 million euros. This includes a fixed payment and fees for attending meetings of the Board of Director’s advisory or control Committees. Total compensation paid to Telefónica, S.A.’s Directors for discharging their duties in 2011 amounted to 4,549,501 euros in fixed compensation.

The compensation paid to Telefónica, S.A. directors in their capacity as members of the Board of Directors, the Executive Committee and/or the advisory and control Committees consists of a fixed amount payable monthly plus fees for attending the meetings of the Board’s advisory or control committees. Board members other than the Chairman do not receive any amounts for their directorships, but only the corresponding amounts for discharging their executive duties as stipulated in their respective contracts.

The following table presents the fixed amounts established for membership to the Telefónica, S.A. Board of Directors, Executive Commission and the advisory or control Committees:

(Amounts in euros)
Position	Board of Directors	Executive Commission	Advisory or Control Committees
Chairman	300,000	100,000	28,000
Vice Chairman	250,000	100,000	-
Board member:
Executive	-	-	-
Proprietary	150,000	100,000	14,000
Independent	150,000	100,000	14,000
Other external	150,000	100,000	14,000

In addition, the amounts paid for attendance at each of the Advisory or Control Committee’s meetings is 1,250 euros.

Individual breakdown

The following table presents the breakdown by item of the compensation and benefits paid to Telefónica, S.A. Directors in 2011:

(euros)
Director	Wage/ Compensation1	Fixed Payment Board Committees2	Attendance fees3	Short-term Variable Compensation4	Other items5	TOTAL
Executive
Mr. César Alierta Izuel	2,530,800	100,000	--	4,015,440	265,300	6,911,540
Mr. Julio Linares López	1,973,100	--	--	3,011,580	126,084	5,110,764
Mr. José María Álvarez-Pallete López	316,000	--	--	--	21,570	337,570
Proprietary
Mr. Isidro Fainé Casas	250,000	100,000	--	--	10,000	360,000
Mr. Vitalino Nafría Aznar	250,000	56,000	26,250	--	--	332,250
Mr. José María Abril Pérez	150,000	122,167	13,750	--	--	285,917
Mr. Antonio Massanell Lavilla	150,000	70,000	32,500	--	10,000	262,500
Mr. Chang Xiaobing	87,500	--	--	--	--	87,500
Independent
Mr. David Arculus	150,000	28,000	11,250	--	--	189,250
Ms. Eva Castillo Sanz	150,000	42,000	25,000	--	--	217,000
Mr. Carlos Colomer Casellas	150,000	156,000	21,250	--	130,000	457,250
Mr. Alfonso Ferrari Herrero	150,000	212,000	58,750	--	132,500	553,250
Mr. Luiz Fernando Furlán	150,000	14,000	5,000	--	--	169,000
Mr. Gonzalo Hinojosa Fernández de Angulo	150,000	198,000	48,750	--	133,750	530,500
Mr. Pablo Isla Álvarez de Tejera	150,000	75,833	13,750	--	--	239,583
Mr. Javier de Paz Mancho	150,000	156,000	11,250	--	120,000	437,250
Other external
Mr. Fernando de Almansa Moreno-Barreda	150,000	56,000	25,000	--	10,000	241,000
Mr. Peter Erskine	150,000	156,000	27,500	--	3,750	337,250

1
Wage/Compensation: Cash compensation with a predefined payment frequency, accruable or not over time and payable contractually, irrespective of effective attendance by the Director to Telefónica, S.A. Board Meetings. Includes non-variable remuneration accrued, as appropriate, by the Director for discharging any related executive duties.

2
Fixed Payment Board Committees: Amount of items other than attendance to meetings payable to Directors for membership to the Executive Committee or advisory or control Committees of Telefónica, S.A., irrespective of effective attendance to meetings of said Committees.

3	Attendance fees: Amounts payable for attendance to meetings of the advisory or control Committees of Telefónica, S.A.

4
Short-term variable compensation: Variable amount linked to the performance or achievement of individual or group objectives (quantitative or qualitative) and commensurate with other compensation or any other reference in euros for a period of up to a year.

5	Other items: Includes, inter alia, amounts paid for membership to the various regional advisory committees in Spain, and the Telefónica Corporate University Advisory Council.

It is duly noted that Mr. Vitalino Nafría Aznar tendered his resignation as Director on December 14, 2011. Appointed to replace him by the method of co-option was Mr. Ignacio Moreno Martínez, which did not receive any compensation in this respect in 2011.

The following table presents the specific compensation paid to Directors of Telefónica, S.A. for membership of the various advisory or control Committees in 2011:

Amounts in euros
Board Members	Audit and Control	Nomination, Compensation and Corporate Governance	Human Resources and Corporate Reputation and Responsibility	Regulation	Service Quality and Customer Service	International Affairs	Innovation	Strategy	TOTAL
Mr. César Alierta Izuel	-	-	-	-	-	-	-	-	-
Mr. Isidro Fainé Casas	-	-	-	-	-	-	-	-	-
Mr. Vitalino Manuel Nafría Aznar	26,500	-	16,500	21,500	-	17,750	-	-	82,250
Mr. Julio Linares López	-	-	-	-	-	-	-		-
Mr. José María Abril Pérez	-	-	-	-	-	20,250	15,667	-	35,917
Mr. José Fernando de Almansa Moreno-Barreda	-	-	-	21,500	-	34,250	-	25,250	81,000
Mr. José María Álvarez-Pallete López	-	-	-	-	-	-	-	-	-
Mr. David Arculus	-	-	-	20,250	-	19,000		-	39,250
Ms. Eva Castillo Sanz	-	-	-	21,500	20,250	-	-	25,250	67,000
Mr. Carlos Colomer Casellas	-	17,750	-	-	17,750	-	41,750	-	77,250
Mr. Peter Erskine	-	20,250	-	-	-	-	24,000	39,250	83,500
Mr. Alfonso Ferrari Herrero	27,750	38,000	17,750	21,500	20,250	20,250	-	25,250	170,750
Mr. Luiz Fernando Furlán	-	-	-	-	-	19,000	-	-	19,000
Mr. Gonzalo Hinojosa Fernández de Angulo	40,500	22,750	19,000	-	20,250	20,250	-	24,000	146,750
Mr. Pablo Isla Álvarez de Tejera	-	20,250	14,000	35,500	14,000	-	5,833	-	89,583
Mr. Antonio Massanell Lavilla	25,250	-	16,500	-	34,250	-	26,500	-	102,500
Mr. Francisco Javier de Paz Mancho	-	-	33,000	16,500	-	17,750	-	-	67,250
Mr. Chang Xiaobing	-	-	-	-	-	-	-	-	-
TOTAL	120,000	119,000	116,750	158,250	126,750	168,500	113,750	139,000	1,062,000

The following presents also a breakdown of the amounts received from other Telefónica Group companies by Directors for discharging executive duties or for membership of the companies’ governing bodies:

(euros)
Director	Wage/ Compensation1	Attendance fees2	Short-term variable compensation3	Other items4	TOTAL
Executive
Mr. José María Álvarez-Pallete López	961,709	--	1,140,138	57,553	2,159,400
Proprietary
Mr. Vitalino Nafría Aznar	16,737	--		--	16,737
Independent
Mr. David Arculus	86,456	--		--	86,456
Ms. Eva Castillo Sanz	240,847	--		--	240,847
Mr. Alfonso Ferrari Herrero	297,275	--		--	297,275
Mr. Luiz Fernando Furlán	299,406	--		--	299,406
Mr. Javier de Paz Mancho	840,667	--		--	840,667
Other external
Fernando de Almansa Moreno-Barreda	436,214	--		--	436,214
Mr. Peter Erskine	86,456	--		--	86,456

1
Wage/Compensation: Cash compensation with a predefined payment frequency, accruable or not over time and payable contractually, irrespective of effective attendance by the Director to Board Meetings or similar of the Telefónica Group company in question. Includes non-variable remuneration accrued, as appropriate, by the Director for discharging executive duties.

2	Attendance fees: Amounts payable for attendance to meetings of the Board of Directors or similar bodies of any Telefónica Group company.

3
Short-term variable compensation: Variable amount linked to the performance or achievement of individual or group objectives (quantitative or qualitative) and commensurate with other compensation or any other reference in euros for a period of up to a year.

4	Other items: Other amounts related to pension schemes.

With respect to employee benefits, the following table presents a breakdown of internal or external contributions made in 2011 to both long-term savings schemes (including retirement and any other survival benefit) financed fully or partially by the Company for Directors, along with any other compensation in kind received by the Director during the year:

Director (Executive)	Contributions to pension plans	Contribution to the Pension Plan for Senior Executives1	Compensation in kind2
Mr. César Alierta Izuel	8,402	1,014,791	57,955
Mr. Julio Linares López	9,468	555,033	83,923
Mr. José María Álvarez-Pallete López	7,574	355,563	17,346

1
Contributions to the Pension Plan for Executives set up in 2006, funded exclusively by the Company to complement the existing Pension Plan. It entails defined contributions equivalent to a certain percentage of the Director’s fixed remuneration in accordance with their professional category within the Telefónica Group’s organization.

2	“Compensation in kind” includes life and other insurance premiums (e.g. general medical and dental insurance).

Share-based payment plans information as follows:

(i)
The “Performance Share Plan” (“PSP”) approved at the General Shareholders’ Meeting of June 21, 2006, whose fifth and final phase began in 2010. Under this plant, shares corresponding to the third phase were delivered in July 2011. In accordance with the general terms and conditions, a rate of 97.8% was applied to the theoretical number of shares assigned to each participant to determine the number of shares to deliver.

Accordingly, the shares delivered in the third phase of the PSP to the three Executive Directors were as follows: 145,544 shares to Mr. César Alierta Izuel, 99,233 shares to Mr. Julio Linares López, and 66,155 shares to Mr. José María Álvarez-Pallete López. Likewise, the maximum number of shares corresponding to the fourth and fifth cycle of the PSP that will be delivered (from July 1, 2012 and July 1, 2013, respectively) to each of the Executive Directors of Telefónica, upon completion of conditions for delivery, is as follows: D. César Alierta Izuel (173,716 shares and 170,897 shares for the fourth and fifth cycles, respectively), D. Julio Linares López (130,287 and 128,173 shares for the fourth and fifth cycles, respectively), D. José María Álvarez-Pallete López (78,962 and 77,680 for the fourth and fifth cycles, respectively); and

(ii)
The “Performance & Investment Plan“ (“PIP”) approved at the General Shareholders’ Meeting of May 18, 2011. Under this plan, participants who meet qualifying requirements receive a number of Telefónica shares as variable remuneration. The first phase of this plan began in 2011, once the PSP has finished. The theoretical number of shares assigned and the maximum possible number of shares to be received by the Executive Directors in the first phase of the PIP if the co-investment requirement established in the Plan and the maximum target TSR established for each phase are met are as follows: (i) to Mr. César Alierta Izuel: 249,917 theoretical shares and a maximum of 390,496 shares; to Mr. Julio Linares López: 149,950 theoretical shares and a maximum of 234,298; and Mr. José María Álvarez-Pallete López: 79,519 theoretical shares and a maximum of 124,249 shares.

Furthermore, at the General Shareholders’ Meeting of Telefónica, S.A. on June 23, 2009, its shareholders approved the introduction of a Telefónica, S.A. share incentive plan for all employees, including executives and board members, of the Telefónica Group worldwide. Under this plan, employees that meet the qualifying requirements are offered the possibility of acquiring Telefónica, S.A. shares, with this company assuming the obligation of giving participants a certain number of shares free of charge. The maximum sum each employee can assign to this plan is 1,200 euros, while the minimum is 300 euros.

The three board members decided to participate in this plan, contributing the maximum, i.e. 100 euros a month, over 12 months. Therefore, at the date of preparing these financial statements, the three executive Directors had acquired a total of 212 shares through this plan, whereby they are entitled to receive, free of charge, an equivalent number of shares providing that, among other conditions, they retain the acquired shares during the consolidation period (12 months from the end of the acquisition period).

It should be noted that the external Directors do not receive and did not receive in 2011 any compensation in the form of pensions or life insurance, nor do they participate in the share-based payment plans linked to Telefónica’s share price.

In addition, the Company does not grant and did not grant in 2011 any advances, loans or credits to the Directors, or to its top executives, thus complying with the requirements of the U.S.A. Sarbanes-Oxley Act, which is applicable to Telefónica, S.A. as a listed company in that market.

Senior executives’ compensation

Meanwhile, the seven senior executives1 of the Company in 2011, excluding those that are also members of the Board of Directors, received since their appointment a total for all items in 2011 of 12,122,954 euros. In addition, the contributions by the Telefónica Group in 2011 with respect to the Pension Plan described in Note 20 for these Directors amounted to 2,709,866 euros. Contribution to the pension plan amounted to 50,208 euros and compensation in kind including life and other insurance premiums (e.g. general medical and dental insurance) to 154,955 euros.

Meanwhile, a total of 299,377 shares corresponding to the third phase of the PSP were delivered to senior executives of the Company, who had that consideration at the time of the delivery. The maximum number of shares corresponding to the fourth and fifth cycle of the PSP assigned to senior executives of the Company are 394,779 shares in the fourth cycle and 350,485 shares in the fifth cycle.

Regarding the “Performance and Investment Plan” approved at the General Shareholders’ Meeting of May 18, 2011, a total of 457,949 shares were assigned to all executive directors of the Company.

g)	Equity interests and positions held or duties performed in companies engaging in an activity that is identical, similar or complementary to that of the Company

Pursuant to Section 229 of the consolidated Corporate Enterprises Act, introduced by Royal Legislative Decree 1/2010 of July 2, details are given below of (i) the direct and indirect interests held by members of the Board of Directors of Telefónica, S.A., and by persons related thereto as set out in Section 231 of the consolidated Corporate Enterprises Act and (ii) the positions or duties carried out by those individuals, both of the foregoing in respect to companies with the same, analogous, or similar corporate purpose as that of Telefónica, S.A.

Name	Activity performed	Company	Position or functions	Stake %2
Mr. Isidro Fainé Casas	Telecommunications	Abertis Infraestructuras, S.A.	Vice Chairman	< 0.01%
Mr. David Arculus	Telecommunications	British Sky Broadcasting Group, Plc.	--	< 0.01%
	Telecommunications	BT Group, Plc.	--	< 0.01%
Mr. Ignacio Moreno Martínez	Telecommunications	Conitas Comunicaciones, S.A.	Director	4.89%

1
In this context, senior executive are taken as being those individuals who, in fact or in law, perform senior management duties, reporting directly to the Board of Directors or executive Committees or the CEOs thereof, including in all cases the Manager of Internal Audit.

2	In cases where the shareholding is less than 0.01% of share capital, “<0.01%” is noted.

Information on Board member Chang Xiaobing, Executive Chairman of China Unicom (Hong Kong) Limited, is not included in this section given that:

•
in accordance with Article 26 bis of the Company's Bylaws, whereby "(...) the following shall not be deemed to be in a situation of effective competition with the Company, even if they have the same or a similar or complementary corporate purpose: (...) companies with which Telefónica, S.A. maintains a strategic alliance", Mr. Xiaobing's interests are not in conflict with those of Telefónica, S.A.

•	Mr. Xiaobing holds no stakes in the capital of the companies in which he is a Board member (Section 229 of the Corporate Enterprises Act).

In addition, for information purposes, details are provided below on the positions or duties performed by members of the Board of Directors of Telefónica, S.A. in those companies whose activity is identical, similar or complementary to the corporate purpose of the Company, of any Telefónica Group company, or of any company in which Telefónica, S.A. or any of its Group companies holds a significant interest whereby it is entitled to board representation in those companies or in Telefónica, S.A.

Name	Company	Position or functions
Mr. César Alierta Izuel	Telecom Italia, S.p.A.	Director
	China Unicom (Hong Kong) Limited	Director
Mr. Julio Linares López	Telecom Italia, S.p.A.	Director
Mr. Alfonso Ferrari Herrero	Telefónica Chile, S.A.	Acting Director
	Telefónica del Perú, S.A.A.	Director
Mr. Francisco Javier de Paz Mancho	Atento Inversiones y Teleservicios, S.A.U.	Non-executive Chairman
	Telefónica Brasil, S.A.	Director
	Telefónica de Argentina, S.A.	Director
Mr. José Fernando de Almansa Moreno-Barreda	Telefónica Brasil, S.A.	Director
	Telefónica de Argentina, S.A.	Director
	Telefónica del Perú, S.A.A.	Director
	Telefónica Móviles México, S.A. de C.V.	Director

Mr. José María Álvarez- Pallete López	Telefónica Europe, Plc.	Chairman of the Board of Directors
	Telefónica Czech Republic, a.s.	Chairman of Supervisory Board
	Telefónica de Argentina, S.A.	Acting Director
	Telefónica del Perú, S.A.A.	Director
	Telefónica Móviles Colombia, S.A.	Acting Director
	Telefónica Datacorp, S.A.U.	Director (*)
Mr. Luiz Fernando Furlán	Telefónica Brasil, S.A.	Director
Ms. María Eva Castillo Sanz	Telefónica Czech Republic, a.s.	First Vice Chairman of Supervisory Board
Mr. Chang Xiaobing	China United Network Communications Group Company Limited	Chairman
	China United Network Communications Corporation Limited	Chairman
	China Unicom (Hong Kong) Limited	Executive Chairman
	China United Network Communication Limited	Chairman

(*) On February 3, 2012, Mr. José María Álvarez-Pallete López tendered his resignation as Director of Telefónica DataCorp, S.A.U.

(22)	FINANCE LEASES

The principal finance leases at the Telefónica Group are as follows:

a)	Future minimum lease payment commitments in relation to finance leases at Telefónica Europe companies.

Millions of euros	Present value	Revaluation	Pending payment
Within one year	40	-	40
From one to five years	175	19	194
Total	215	19	234

These commitments arise from plant and equipment lease agreements. Between March 30, 1991 and April 9, 2001, finance lease agreements were signed between Telefónica UK and a number of US leasing trusts. A part of the radio and switch equipment of its GSM network is subject to the terms of said agreements. The agreements have a term of 16 years and an early purchase option after the first 12 years.

At December 31, 2011 and 2010, net assets under this lease amounting to 197 and 201 million euros, respectively, were recognized under property, plant and equipment.

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

This agreement includes the transfer of these assets and rights to Colombia Telecomunicaciones, S.A., ESP once the last installment of the consideration has been paid in line with the payment schedule over a period of 17 years from 2006:

Million euros	Present value	Revaluation	Future payments
2012	284	16	300
2013-2016	1,053	426	1,479
Subsequent years	1,360	2,023	3,383
Total	2,698	2,464	5,162

The net amount of property, plant and equipment recorded under the terms of this lease was 421 million euros at December 31, 2010 (470 million euros at December 31, 2010).

(23)	CASH FLOW ANALYSIS

Net cash from operating activities

Net cash from operating activities increased 4.86% to 17,483 million euros  in 2011 from 16,672 million euros in 2010, which in turn represented an increase of 3.24% from 16,148 million euros in 2009.

In 2011, the Telefónica Group obtained operating cash flow (operating revenue less payments to suppliers for expenses and employee benefits expenses) totaling 21,453 million euros, 0.69% more than the 21,306 million euros generated in 2010.

Cash received from customers  increased by 5.98% to 77,222 million euros in 2011 from 72,867 million euros in 2010. This increase, which helped improve operating cash flow from the prior year, was driven by the larger contribution from Vivo to consolidated customer collections following the acquisition of an additional 50% of the company in 2010, efforts to manage current assets in the various regions and the positive results of by Telefónica’s global efficiency projects.

Cash payments to suppliers and employees in 2011 amounted to 55,769 million euros, up 8.16% from the 51,561 million euros recorded in 2010. This increase was due to Vivo’s larger share of consolidated payments to suppliers compared to 2010, commercial efforts undertaken in the various regions and payments of certain restructuring expenses, which were offset by containment and management of current liabilities, which  contributed positively to the generation of operating cash flow.

Meanwhile, as compared to 2010, cash payments to employees in 2011 followed the trend resulting from costs associated with the change in average headcount, in line with 2009.

In 2010, operating cash flow was 0.69% more than the 21,160 million euros generated in 2009.

This improvement was due to the robust growth of consolidated income, which continued to accelerate in all regions, underpinned by significant business diversification and the high level of commercial activity, above all in wireline and wireless broadband. This growth was driven simultaneously by policies to strengthen customer loyalty and bundling voice, broadband and television services.

Cash received from customers  increased by 8.18% to 72,867 million euros in 2010 from 67,358 million euros in 2009. Telefónica Latin America continued to enjoy accelerating growth due to diversification and enhanced commercial effort. Telefónica Europe saw a sharp rise in income, while the businesses in Spain generated operating cash flow thanks to a considerable and effective commercial efforts and cost controls.

In 2010, cash paid to suppliers and employees  increased 11.61% to  51,561 million euros from 46,198 million euros in 2009. This increase was attributable to a higher supply of handsetss in Telefónica Latin America, partially offset by lower mobile termination expenses in Telefónica Spain and Telefónica Europe, and increased commercial effort in the three regions. Attempts to increase the efficiency of the cost structure contributed positively to the generation of operating cash flow.

Cash flows arising from payments of interest and other finance costs were relatively steady in 2011 despite the increase in interest rates during the year and the rise in financial debt, mostly due to payments of deferred interest, decreasing by 0.4% to 2,011 million euros.  In 2010, payments of interest and other finance expenses decrease 0.74% to 2,154 million euros from 2,170 million euros in 2009, in line with the decline in interest rates during the year and despite the increase in financial debt during the year.

Tax payments amounted to 1,959 million euros in 2011, down 25.1% compared with 2010 (2,616 million euros), primarily because no tax payments on account for the tax group were made in 2011. In 2010, payments on account amounted to 729 million euros, compared to 1,297 million euros in 2009. Tax paid in 2010 decreased by 326 million euros, a 11.1%  decrease from 2,942 million euros in 2009, primarily attributable to lower tax payments on accounts in 2010.

Net cash used in investing activities

Net cash used in investing activities decreased by 21.21% in 2011 to 12,497 million euros from 15,861 million euros in 2010, primarily due to the decrease in payments for investments in companies net of cash and cash equivalents.

During the year, payments for  investments in companies amounted to 2,948 million euros, with the principal investments being: the third payment for the acquisition in 2010 of 50% of Brasilcel, N.V., for which a total of 1,970 million euros was paid in the year; the payment to non-controlling interests of Vivo of 539 million euros; the acquisition of an additional 1.2% of the share capital of China Unicom for 358 million euros; and the acquisition of Acens for 52 million euros, net of cash and cash equivalents.

Payments on financial investments not included in cash equivalents amounted to 669 million euros in 2011 and mainly include legal deposits, financial investments by Telefónica insurance companies, the repurchase of Telefónica S.A. bonds in secondary markets and options on equity instruments.

In 2010, payments for investments in companies which amounted to 5,744 million euros, with the main investments being the acquisition of 50% of Brasilcel, for a total of 5,047 million (net of cash and cash equivalents), the acquisition of 22% of the share capital of DTS, Distribuidora de Televisión Digital S.A. (230 million euros) and the acquisitions in Europe of JaJah Inc. and the German company HanseNet Telekommunikation GmbH (“HanseNet”) for 150 million euros and 207 million euros, respectively, net of cash and cash equivalents.

Payments on financial investments not included in cash equivalents amounted to 1,599 million euros in 2010. This includes payments of 638 million euros for the refinancing in connection with the acquisition of 100% of shares of HanseNet and the financing provided to Telco, SpA, for 600 million euros at December 31, 2010.

Proceeds on disposals of companies in 2010 (552 million euros) primarily related to divestments in Meditelcom for 380 million euros and in Manx Telecom Limited for 157 million euros (in the latter case, net of cash and cash equivalents).

Payments on investments in companies (net of cash and cash equivalents acquired) in 2009 amounted to 48 million euros. The principal investments were the acquisition of shares of non-controlling shareholders of the Telefónica Argentina Group for 22 million euros, which represented the acquisition of an additional 1.8% stake, and the payment of Telefónica Chile, S.A.’s second takeover for 18 million euros.

In 2009, proceeds on disposals of companies amounted to 34 million euros. The main transaction in this respect was the sale of Meditelcom for 20 million euros.

Payments on investments in property, plant and equipment and intangible assets totalled 9,085 million euros in 2011, 1.57% higher than the prior year (8,944 million euros). This increase was due to the rise in acquisitions of property, plant and equipment and intangible assets during the period, particularly the purchases of spectrum licenses in Brazil and Spain (349 million euros and 441 million euros, respectively). Payments on investments in property, plant and equipment and intangible assets increased  17.8%  to 8,944 million euros in 2010  from 7,593 million euros in

2009. This increase was due to the rise in acquisitions of property, plant and equipment and intangible assets during the period, particularly the purchases of spectrum licenses in Mexico and Germany (276 million euros and 1,379 million euros, respectively).

Proceeds on disposals of property, plant and equipment and intangible assets amounted to 811 million euros in 2011, an increase of 157% from 315 million euros 2010, primarily due to receipts from the disposal of non-strategic assets (693 million euros). In 2009, this item amounted to 242 million euros.

In 2011, net cash flows from cash surpluses not included under cash equivalents amounted to 646 million euros, 3.97% higher than the 621 million euros recorded in 2010. Net investments in 2009 amounted to 548 million euros.

Net cash used in financing activities

In 2011, net cash used in financing activities amounted to 4,912 million euros, 6.41% lower than in 2010 (5,248 million euros). The decrease was primarily due to lower cash outflow from the redemption of bonds and debentures (3,235 million euros compared to 5,482 million euros in 2010), which was not offset by proceeds from new issues of bonds and debentures, which declined from 6,131 million euros in 2010 to 4,582 million euros in 2011, to higher proceeds from the sale of treasury shares (375 million euros) and declines in both proceeds and payments on loans, credit facilities and promissory notes, whichpayments declined from 7,954 million euros in 2010 to 2,680 million euros in 2011. The decrease in proceeds from and payments on loans was primarily due to the drawdown in 2010 of 6,000 million on the syndicated facility agreement signed on July 28, and to several voluntary repayments amounting to 5,700 million euros under its 6,000 million euros credit facility of June 2005 (see Note 13). These decreases were partly offset by an  increase in the dividend paid by Telefónica, S.A., which amounted to 6,852 million euros compared with 5,872 million euros in 2010.

Net cash used in financing activities in 2010 increased by 130% to 5,248 million in 2010 euros from 2,281 million euros in 2009, mainly due to the higher dividend distributed by Telefónica, S.A. of 5,872 million euros (4,557 million euros in 2009), the higher cash outflow due to redemption of bonds and debentures upon maturity, totaling 5,482 million euros (1,949 million euros in 2009) and repayments of loans, credit facilities and promissory notes for 7,954 million euros (5,494 million euros in 2009).

(24)	EVENTS AFTER THE REPORTING PERIOD

The following events regarding the Telefónica Group took place between December 31, 2011 and the date of authorization for issue of the accompanying consolidated financial statements:

Financing

•
On January 5, 2012, Telefónica Europe, B.V. arranged financing guaranteed by Telefónica, S.A. with China Development Bank (CDB) for an aggregate amount of 375 million US dollars (equivalent to approximately 290 million euros) at a floating rate and maturing in 2022. This financing was completed on February 15, 2012.

•	On January 21, 2012, MMO2, Plc repaid at maturity the bonds issued on January 25, 2002, for an aggregate amount of 375 pounds sterling (equivalent to approximately 481 million euros).

•
On February 7, 2012, Telefónica Emisiones, S.A.U., as part of the European medium-term notes program (“EMTN”) registered with the Financial Services Authority (FSA) in London and updated on June 20, 2011, extended the issue of bonds made on February 7, 2011 for an initial aggregate amount of 1,200 million euros maturing on February 7, 2017, by 120 million euros. These bonds are guaranteed by Telefónica, S.A.

•
On February 21, 2012, Telefónica Emisiones, S.A.U., as part of the EMTN registered with the Financial Servies Authority (FSA) in London and updated on June 20, 2011, issue bonds for an aggregate amount of 1,500 million euros maturing on February 21, 2018. These bonds are guaranteed by Telefónica, S.A.

Sale of Telefónica’s stake in Hispasat, S.A.

On February 21, 2012, Telefónica de Contenidos, S.A.U., a company wholly owned by Telefónica, S.A., reached an agreement to sell its 13.23% stake in Hispasat, S.A. to Abertis Telecom, S.A. for 124 million euros in cash, which it will receive when the transaction is closed. Closing of the transaction is subject, inter alia, to approval by the Spanish Cabinet.

APPENDIX I: CHANGES IN THE CONSOLIDATION SCOPE

The following changes took place in the consolidation scope in 2011:

Telefónica Spain

On June 7, 2011, the Telefónica Group formalized the acquisition of 100% of Acens Technologies, S.L., a leader in hosting/housing in Spain for small- and medium-sized enterprises. The consideration paid for the purchase was 55 million euros. This company has been included in the Telefónica Group’s consolidation scope using the full consolidation method.

In August, Telefónica de España, S.A.U. increased its stake in Iberbanda, S.A. from 51% to 100%. The Telefónica Group still consolidates this company using the full consolidation method.

Telefónica Salud, S.A., a 51% subsidiary of the Group, was sold off from the Telefónica Group in the year. This company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation scope.

Telefónica Latin America

In February 2011, the Costa Rican company Telefónica Costa Rica, S.A. was included in the Telefónica Group’s consolidation scope using the full consolidation method following payment by Telefónica, S.A. of 2.2 million US dollars corresponding to 100% of its initial share capital.

On March 25, 2011 the Boards of Directors of each of the subsidiaries controlled by Telefónica, Vivo Participações and Telecomunicações de São Paulo S.A. – Telesp approved the terms and conditions of a restructuring process whereby all shares of Vivo Participações that were not owned by Telesp were exchanged for Telesp shares, at a rate of 1.55 new Telesp shares for each Vivo Participações share. These shares then became the property of Telesp, whereby Vivo Participações then became a wholly owned subsidiary of Telesp.

On June 14, 2011, the Boards of Directors of Vivo Participações and Telesp approved a restructuring plan whose objective is to simplify the corporate structure of both companies and foster their integration, eliminating Vivo Participações from the corporate chain through the incorporation of its total equity into Telesp, and concentrating all mobile telephony activities in Vivo, S.A. (now a direct subsidiary of Telesp).

In October, the company arising from the merger changed its name to Telefónica Brasil, S.A.

At the end of 2011, the Telefónica Group owned of 73.9% of Telefónica Brasil which, in turn, has 100% ownership of the shares of Vivo, S.A. Both companies are still fully consolidated in the Telefónica Group’s consolidation scope.

In April, the Spanish company Wayra Investigación y Desarrollo, S.L. was incorporated. Its corporate purpose is to identify talent in Spain and Latin America in the field of new Information and Communication Technologies (ICT) and promote its development through integral support and provide the entrepreneurs with the necessary tools and financing. This company has been included in the Telefónica Group’s consolidation scope using the full consolidation method.

Also in 2011, Wayra incorporated companies in Peru, Venezuela, Mexico, Argentina and Colombia. All of these companies have been included in the Telefónica Group’s consolidation scope using the full consolidation method.

As of January 1, 2011, Telefónica Brasil included GTR Participações e Emprendimentos, S.A., TVA Sul Paraná, S.A., Lemontree, S.A. and Comercial Cabo TV São Paulo, S.A. in its consolidated financial statements using the full consolidation method. Up until 2010, these companies had been included in the Telefónica Group’s consolidated financial statements through the equity method of accounting.

Telefónica Europe

German company Telefónica Germany GmbH & Co. OHG, a wholly owned subsidiary of the Telefónica Group, set up a German company, Telefónica Global Online Services, GmbH, with initial capital of 25 thousand euros.

Other companies

In accordance with the strategic partnership agreement reached by Telefónica, S.A. and China Unicom on January 23, 2011, Telefónica, S.A. paid 358 million euros to increase its ownership interest in China Unicom by approximately 1.2% to 9.6%. The Telefónica Group continues to account for this investment using the equity method of accounting.

In December, Telefónica, S.A. incorporated Luxembourg company Telefónica Luxembourg Holding, S.à.r.l. with initial share capital of 12,500 euros. It is the company’s sole shareholder. This company has been included in the Telefónica Group’s consolidation scope using the full consolidation method.

In December, Telefónica Digital España, S.L., formerly Terra Networks Asociadas, S.L.U., a wholly owned subsidiary of Telefónica, S.A., incorporated Sonora Music Streaming España, S.L. Unipersonal, subscribing and paying out the entire initial share capital of 3 thousand euros.

Also in December, Telefónica, S.A. subscribed and paid out the entire share capital of Telefónica Digital Holdings, S.L.U., which amounted to 3 thousand euros.

Atento Italia, S.R.L. was wound up and liquidated in 2011. This company, which had been fully consolidated, was removed from the Telefónica Group’s consolidation scope.

Solivella Investments, B.V. and 3G Mobile AG, both of which were fully consolidated, were wound up in 2011 and therefore removed from the Telefónica Group’s consolidation scope.

Changes to the 2010 consolidation scope are described in the following sections.

Telefónica Spain

In April 2010, Teleinformática y Comunicaciones, S.A. (Telyco) sold its subsidiary Telyco Marruecos, S.A. This company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation scope.

In August, Telefónica Móviles España, S.A.U., a wholly owned subsidiary of Telefónica, S.A., acquired approximately 91.2% of the Spanish company Tuenti Technologies, S.L. Following a subsequent rights offering, the Telefónica Group increased its stake in the company’s share capital to 91.38%. This company is included in the consolidated financial statements of the Telefónica Group using the full consolidation method.

Telefónica Latin America

On June 30, the Telefónica Chile group embarked on a corporate restructuring. The restructuring was executed through the acquisition by Inversiones Telefónica Móviles Holding Limitada of all assets of fixed line telephony in Chile through its acquisition of Telefónica Internacional Chile, Ltda.

On September 27, 2010, Telefónica acquired 50% of the shares of Brasilcel (a Dutch company that owns shares representing, approximately, 60% of the share capital stock of Brazilian company Vivo Participações, S.A.) owned by Portugal Telecom, having made a first payment, as agreed, of 4,500 million euros. The Brasilcel Group, which was previously proportionately consolidated in the Telefónica Group, has been fully consolidated since September 2010 (100% of all assets and liabilities of the Brazilian group are consolidated. Subsequently, in December 2010, a cross-border merger was completed whereby the Dutch company was taken over by Telefónica, S.A.

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

Other companies

In April 2010, Chilean company Telefónica Factoring Chile, S.A., which is 50% owned by the Telefónica Group, was incorporated. This company is included in the consolidation scope using the equity method.

In February 2010, Irish company Telfin Ireland Limited was incorporated, with an initial share capital of approximately 919 million euros, fully subscribed by its sole shareholder Telefónica, S.A. This company has been included in the Telefónica Group’s consolidation scope using the full consolidation method.

In June 2010, the Telefónica Group reduced its ownership interest in Portugal Telecom by 7.98%. In addition, Telefónica entered into three equity swap contracts for Portugal Telecom shares with a number of financial institutions, all subject to net settlement, which grant Telefónica the equivalent total return of the investment. The company, included in the consolidation scope using the equity method of accounting, was removed from the consolidation scope on June 30, 2010.

In December 2010, Telefónica, S.A., through subsidiary Telefónica de Contenidos, S.A.U., completed the acquisition of 22% of the capital stock of D.T.S., Distribuidora de Televisión Digital S.A. for approximately 488 million euros, 228 million euros of which was settled by cancelling the subordinated loan between Telefónica de Contenidos, S.A.U. (as creditor) and Sogecable, S.A. (currently Prisa Televisión, S.A.U., as debtor). This company was included in the consolidation scope using the equity method of accounting.

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

Upon completion of the second offer, Telefónica’s indirect stake in CTC’s share capital increased from 97.89% to 96.75% at the date the CNMV was notified on January 9, 2009. This Chilean company is still fully consolidated in the Telefónica Group.

In order to restructure the Brazilian Vivo Group, Telemig Celular, S.A. was taken over by Telemig Celular Participaçoes, S.A., which in turn was taken over by Vivo Participaçoes, S.A. Subsequent to this operation, the first two companies, which had been consolidated using proportionate consolidation, were excluded from the Telefónica Group. The Telefónica Group consolidated Vivo Participaçoes, S.A. using proportionate consolidation.

As part of the aforementioned restructuring, on November 19 Tagilo Participaçoes, Ltda., Sudestecel Participaçoes, Ltda., Avista Participaçoes, Ltda. and Vivo Brasil Comunicações Ltda. were taken over by Portelcom Participaçoes, S.A. All these companies were excluded from the scope of consolidation of the Telefónica Group in which they had been previously proportionately consolidated.

On December 3, 2009, following approval by the Comisión Nacional de Valores de la República Argentina, the Argentine securities regulatory, Telefónica, S.A. acquired shares representing 1.8% of the share capital of Telefónica de Argentina, S.A. held by minority shareholders for a price of approximately 23 million euros. This acquisition gave the Telefónica Group a 100% stake in this Argentinean company. This company is still fully consolidated in the consolidated financial statements of the Telefónica Group.

On October 21, 2009, Telefónica, S.A. and China Unicom (Hong Kong) Limited (“China Unicom”) completed the mutual share exchange agreement through which Telefónica, through Telefónica Internacional, S.A.U., subscribed for 693,912,264 newly issued shares of China Unicom, satisfied by the contribution in kind to China Unicom of 40,730,735 Telefónica shares. This involved an investment of approximately 1,000 million US dollars in ordinary shares in the other party. Subsequent to this acquisition, the Telefónica Group increased its stake in voting capital from 5.38% to 8.06%.

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

In November, Telefónica Servicios Audiovisuales, S.A., a wholly owned subsidiary of the Telefónica Group, acquired 100% of Spanish company Gloway Broadcast Services, S.L. (“Gloway”) for approximately 6 million euros. The company was fully consolidated in the financial statements of the Telefónica Group.

APPENDIX II: DEBENTURES AND BONDS

The list and main features of outstanding debentures and bonds at December 31, 2011 are as follows (in millions of euros):

Telefónica and its instrumental companies			Maturity (nominal)
Debentures and bonds	Currency	% Interest rate	2012	2013	2014	2015	2016	Subsequent years	Total
CAIXA 07/21/29 ZERO COUPON	EUR	6.386%	-	-	-	-	-	64	64
ABN 15Y BOND	EUR	1.0225 x GBSW10Y	-	-	-	50	-	-	50
Telefónica, S.A.			-	-	-	50	-	64	114
T. EUROPE BV SEP_00 GLOBAL D	USD	8.250%	-	-	-	-	-	966	966
TEBV FEB_03 EMTN FIXED TRANCHE A	EUR	5.125%	-	1,500	-	-	-	-	1,500
TEBV FEB_03 EMTN FIXED TRANCHE B	EUR	5.875%	-	-	-	-	-	500	500
T.EUROPE BV JULY A 2007	JPY	2.110%	150	-	-	-	-	-	150
T.EUROPE BV JULY B 2007	JPY	1 x JPYL6M + 0.425000%	150	-	-	-	-	-	150
Telefónica Europe, B.V.			300	1,500	-	-	-	1,466	3,266
EMTN O2 EUR (I)	EUR	4.375%	-	-	-	-	1,750	-	1,750
EMTN O2 GBP (I)	GBP	5.375%	-		-	-	-	898	898
EMTN O2 GBP (II)	GBP	5.375%	-	-	-	-	-	599	599
TELEF EMISIONES JUN 06 TRANCHE C	USD	6.421%	-	-	-	-	966	-	966
TELEF EMISIONES JUN 06 TRANCHE D	USD	7.045%	-	-	-	-	-	1,546	1,546
TELEF EMISIONES SEPTEMBER 06	EUR	4.393%	500	-	-	-	-	-	500
TELEF EMISIONES DECEMBER 06	GBP	5.888%	-	-	598	-	-	-	598
TELEF EMISIONES FEBRUARY 07	EUR	4.674%	-	-	1,500	-	-	-	1,500
TELEF EMISIONES JUNE B 07	CZK	4.351%	116	-	-	-	-	-	116
TELEF EMISIONES JUNE C 07	CZK	4.623%	-	-	101	-	-	-	101
TELEF EMISIONES JULY A 07	USD	5.855%	-	580	-	-	-	-	580
TELEF EMISIONES JULY C 07	USD	6.221%	-	-	-	-	-	541	541
TELEF EMISIONES JUNE 08	EUR	5.580%	-	1,250	-	-	-	-	1,250
TELEF EMISIONES FEBRUARY 09	EUR	5.431%	-	-	2,000	-	-	-	2,000
TELEF EMISIONES APRIL 2016	EUR	5.496%	-	-	-	-	1,000	-	1,000
TELEF EMISIONES APRIL 3, 2016	EUR	5.496%	-	-	-	-	500	-	500
TELEF EMISIONES JULY 6, 2015	USD	4.949%	-	-	-	966	-	-	966
TELEF EMISIONES JULY 15, 2019	USD	5.877%	-	-	-	-	-	773	773
TELEF EMISIONES JUNE 2015	EUR	1 x EURIBOR3M + 1.825%	-	-	-	400	-	-	400
TELEF EMISIONES JULY B 07	USD	1 x USDL3M + 0.33000%	-	657	-	-	-	-	657
TELEF EMISIONES JANUARY 07 A	EUR	1 x EURIBOR6M + 0.83000%	-	-	-	-	-	55	55
TELEF EMISIONES JANUARY 07 B	EUR	1 x EURIBOR3M + 0.70%	-	-	-	-	-	24	24
TELEF EMISIONES NOVEMBER 11, 2019	EUR	4.693%	-	-	-	-	-	1,750	1,750
EMTN GBP 12/09/2022 650 GBP	GBP	5.289%	-	-	-	-	-	778	778
TELEF EMISIONES DECEMBER 09	EUR	1 x EURIBOR3M + 0.70%	-	-	100	-	-	-	100
TELEF EMISIONES MARCH 10	EUR	3.406%	-	-	-	1,400	-	-	1,400
TELEF EMISIONES APRIL 1, 2010	USD	2.582%	-	927	-	-	-	-	927
TELEF EMISIONES APRIL 2, 2010	USD	3.729%	-	-	-	696	-	-	696
TELEF EMISIONES APRIL 3, 2010	USD	5.134%	-	-	-	-	-	1,082	1,082
TELEF EMISIONES SEPTEMBER 10	EUR	3.661%	-	-	-	-	-	1,000	1,000
EMTN GBP 10/08/2029 400 GBP	GBP	5.445%	-	-	-	-	-	479	479
TELEF EMISIONES FEBRUARY 2011	EUR	4.750%	-	-	-	-	-	1,200	1,200
TELEF EMISIONES FEBRUARY 2011	USD	3.992%	-	-	-	-	966	-	966
TELEF EMISIONES FEBRUARY 2011	USD	5.462%	-	-	-	-	-	1,159	1,159
TELEF EMISIONES MARCH 2011	EUR	4.750%	-	-	-	-	-	100	100
TELEF EMISIONES NOVEMBER 2011	EUR	4.967%	-	-	-	-	1,000	-	1,000
TELEF EMISIONES NOVEMBER 2011	JPY	2.8247%	-	-	-	-	70	-	70
Telefónica Emisiones, S.A.U			616	3,414	4,299	3,462	6,252	11,984	30,027
Total Telefónica, S.A. and its instrumental companies			916	4,914	4,299	3,512	6,252	13,514	33,407

Foreign operators		% Interest	Maturity
Debentures and bonds	Currency	rate	2012	2013	2014	2015	2016	Subsequent years	Total
Series F	UF	6.000%	2	2	2	2	1	-	9
Series L	UF	3.750%	100	-	-	-	-	-	100
Series N	CLP	3.500%	-	-	166	-	-	-	166
Series M	CLP	6.050%	-	-	31	-	-	-	31
Telefónica Chile, S.A.			102	2	199	2	1	-	306
Bond A	CLP	5.600%	-	-	48	-	-	-	48
Bond C	CLP	6.300%	-	-	-	-	98	-	98
Bond D	UF	3.600%	-	-	-	-	66	-	66
USD bond	CLP	2.875%	-	-	-	232	-	-	232
Telefónica Móviles Chile, S.A.			-	-	48	232	164	-	444
Series B	USD	8.000%	4	2					6
Series C	USD	8.500%	1	-	-	-	-	-	1
Commercial paper	USD	4.000%	4	-	-	-	-	-	4
Commercial paper	USD	4.000%	12	-	-	-	-	-	12
Otecel, S.A.			21	2	-	-	-	-	23
CB TELEFONICA FINANZAS MEXICO B	MXN	9.250%	194	-	-	-	-	-	194
T FINANZAS MEX EMISIÓN 0710 FIJ	MXN	8.070%	-	-	-	-	-	110	110
T. FINANZAS MEX EMISION 0710 VAR	MXN	TIIE28 + 55bp	-	-	222	-	-	-	222
Telefónica Finanzas México, S.A.			194	-	222	-	-	110	526
T. Perú 4th Program (10th Series A)	PEN	7.875%	9	-	-	-	-	-	9
T. Perú 4th Program (10th Series B)	PEN	6.438%	15	-	-	-	-	-	15
T. Perú 4th Program (16th Series A)	PEN	6.000%	29	-	-	-	-	-	29
T. Perú 4th Program (4th Series A)	PEN	6.625%	23	-	-	-	-	-	23
T. Perú 4th Program (16th Series B)	PEN	6.250%	-	9	-	-	-	-	9
T. Perú 4th Program (41st Series A)	PEN	7.938%	5	-	-	-	-	-	5
T. Perú 4th Program (42nd Series A)	PEN	7.375%	-	7	-	-	-	-	7
T. Perú 4th Program (42nd Series B)	PEN	5.313%	-	6	-	-	-	-	6
T. Perú 4th Program (42nd Series C)	PEN	6.063%	-	4	-	-	-	-	4
T. Perú 5th Program (5th Series A)	PEN	6.188%	-	6	-	-	-	-	6
T. Perú 5th Program (3rd Series A)	PEN	4.375%	9	-	-	-	-	-	9
T. Perú 5th Program (25th Series A)	PEN	4.313%	6	-	-	-	-	-	6
T. Perú 5th Program (25th Series B)	PEN	4.313%	3	-	-	-	-	-	3
T. Perú 5th Program (31st Series A)	PEN	7.500%	-	-	-	-	7	-	7
T. Perú 4th Program (45th Series A)	USD	6.688%	-	-	-	-	17	-	17
T. Perú Senior Notes	PEN	8.000%	-	36	72	72	36	-	216
T. Perú 5th Program (33rd Series A)	PEN	6.813%	-	-	-	-	-	18	18
T. Perú 5th Program (29th Series A)	PEN	6.188%	-	-	-	-	17	-	17
PROG1EM1B	PEN	7.900%	12	-	-	-	-	-	12
PROG1EM1D	PEN	8.075%	-	-	-	-	-	35	35

Foreign operators		% Interest	Maturity
Debentures and bonds	Currency	rate	2012	2013	2014	2015	2016	Subsequent years	Total
T. Perú 4th Program (19th Series A)	PEN	VAC + 3.6250%	-	-	-	-	-	20	20
T. Perú 4th Program (36th Series A)	PEN	VAC + 3.6875%	-	-	-	-	-	50	50
T. Perú 4th Program (12th Series A)	PEN	VAC + 3.6875%	-	-	-	-	-	20	20
T. Perú 4th Program (36th Series B)	PEN	VAC + 3.3750%	-	-	-	-	-	16	16
T. Perú 4th Program (19th Series B)	PEN	VAC + 2.8750%	-	-	-	-	-	16	16
T. Perú 4th Program (37th Series A)	PEN	VAC + 3.1250%	-	-	-	-	-	15	15
T. Perú 4th Program (19th Series C)	PEN	VAC + 3.1875%	-	-	-	-	-	6	6
T. Perú 5th Program (22nd Series Aa)	PEN	VAC + 3.5000%	-	-	-	-	-	7	7
T. Perú 5th Program (22nd Series Ab)	PEN	VAC + 3.5000%	-	-	-	-	-	4	4
T. Perú 5th Program (22nd Series Ac)	PEN	VAC + 3.5000%	-	-	-	-	-	8	8
Telefónica del Perú, S.A.A.			111	68	72	72	77	215	615
T.M. Perú 1st Program (3rd Series A)	PEN	7.438%	-	10	-	-	-	-	10
T.M. Perú 1st Program (3rd Series B)	PEN	7.688%	-	6	-	-	-	-	6
T.M. Perú 1st Program (16th Series A)	PEN	8.188%	-	7	-	-	-	-	7
T.M. Perú 1st Program (18th Series A)	PEN	6.313%	-	-	11	-	-	-	11
T.M. Perú 1st Program (18th Series B)	PEN	6.375%	-	-	18	-	-	-	18
T.M. Perú 2nd Program (3rd Series A)	PEN	5.750%	-	7	-	-	-	-	7
T.M. Perú 2nd Program (11th Series A)	PEN	7.750%	-	-	-	-	-	20	20
T.M. Perú 2nd Program (9th Series A)	PEN	6.813%	-	-	-	-	18	-	18
T.M. Perú 2nd Program (9th Series B)	PEN	6.375%	-	-	-	-	15	-	15
T.M. Perú 2nd Program (11th Series B)	PEN	7.375%	-	-	-	-	-	18	18
T.M. Perú 2nd Program (1st Series C)	PEN	4.75%	10	-	-	-	-	-	10
Telefónica Móviles Perú, S.A.			10	30	29	-	33	38	140
Nonconvertible bonds	BRL	1.06 x CDI	140	-	-	-	-	-	140
Nonconvertible bonds	BRL	1.08 x CDI	40	-	-	-	-	-	40
Nonconvertible bonds	BRL	1.12 x CDI	-	264	-	-	-	-	264
Nonconvertible bonds	BRL	IPCA + 7%	-	-	30	-	-	-	30
Convertible bonds (Telemig) I	BRL	IPCA + 0.5%	-	-	-	-	-	3	3
Convertible bonds (Telemig) II	BRL	IPCA + 0.5%	-	-	-	-	-	7	7
Convertible bonds (Telemig) III	BRL	IPCA + 0.5%	-	-	-	-	-	13	13
Brasilcel Group			180	264	30	-	-	23	497
Total issues other operators			618	366	600	306	275	386	2,551
TOTAL OUTSTANDING DEBENTURES AND BONDS			1.534	5,280	4,899	3,818	6,527	13,900	35,958

The list and main features of outstanding debentures and bonds at December 31, 2010 are as follows (in millions of euros):

Telefónica and its instrumental companies			Maturity (nominal)
Debentures and bonds	Currency	% Interest rate	2011	2012	2013	2014	2015	Subsequent years	Total
CAIXA 07/21/29 ZERO COUPON	EUR	6.39%	-	-	-	-	-	61	61
ABN 15Y BOND	EUR	1.0225xGBSW10Y	-	-	-	-	50	-	50
Telefónica, S.A.			-	-	-	-	50	61	111
T. EUROPE BV SEP_00 GLOBAL D	USD	8.250%	-	-	-	-	-	935	935
TEBV FEB_03 EMTN FIXED TRANCHE A	EUR	5.125%	-	-	1,500	-	-	-	1,500
TEBV FEB_03 EMTN FIXED TRANCHE B	EUR	5.875%	-	-	-	-	-	500	500
T.EUROPE BV JULY A 2007	JPY	2.110%	-	138		-	-	-	138
T.EUROPE BV JULY B 2007	JPY	1 x JPYL6M + 0.40000%	-	138		-	-	-	138
Telefónica Europe, B.V.			-	276	1,500	-	-	1,435	3,211
EMTN O2 EUR (I)	EUR	4.375%	-	-	-	-	-	1,750	1,750
EMTN O2 EURO (II)	EUR	3.750%	2,250	-	-	-	-	-	2,250
EMTN O2 GBP (I)	GBP	5.375%	-	-	-	-	-	871	871
EMTN O2 GBP (II)	GBP	5.375%	-	-	-	-	-	581	581
TELEF EMISIONES JUN 06 TRANCHE B	USD	5.984%	748	-	-	-	-	-	748
TELEF EMISIONES JUN 06 TRANCHE C	USD	6.421%	-	-	-	-	-	935	935
TELEF EMISIONES JUN 06 TRANCHE D	USD	7.045%	-	-	-	-	-	1,497	1,497
TELEF EMISIONES SEPTEMBER 06	EUR	4.393%	-	500	-	-	-	-	500
TELEF EMISIONES DECEMBER 06	GBP	5.888%	-	-	-	581	-	-	581
TELEF EMISIONES FEBRUARY 07	EUR	4.674%	-	-	-	1,500	-	-	1,500
TELEF EMISIONES JUNE B 07	CZK	4.351%	-	120	-	-	-	-	120
TELEF EMISIONES JUNE C 07	CZK	4.623%	-	-	-	104	-	-	104
TELEF EMISIONES JULY A 07	USD	5.855%	-	-	561	-	-	-	561
TELEF EMISIONES JULY C 07	USD	6.221%	-	-	-	-	-	524	524
TELEF EMISIONES JUNE 08	EUR	5.580%	-	-	1,250	-	-	-	1,250
TELEF EMISIONES FEBRUARY 09	EUR	5.431%	-	-	-	2,000	-	-	2,000
TELEF EMISIONES APRIL 2016	EUR	5.496%	-	-	-	-	-	1,000	1,000
TELEF EMISIONES APRIL 2016	EUR	5.496%	-	-	-	-	-	500	500
TELEF EMISIONES JULY 6, 2015	USD	4.949%	-	-	-	-	935		935
TELEF EMISIONES JULY 15, 2019	USD	5.877%	-	-	-	-	-	748	748
TELEF EMISIONES JUNE 2015	EUR	1 x EURIBOR3M + 1.825%	-	-	-	-	400	-	400
TELEF EMISIONES JULY B 07	USD	1 x USDL3M + 0.33000%	-	-	636	-	-	-	636
TELEF EMISIONES JANUARY 06 A	EUR	1 x EURIBOR6M + 0.83000%	-	-	-	-	-	55	55
TELEF EMISIONES JANUARY 06 B	EUR	1 x EURIBOR3M + 0.70%	-	-	-	-	-	24	24
TELEF EMISIONES NOVEMBER 11, 2019	EUR	4.693%	-		-	-	-	1,750	1,750
EMTN GBP 12/09/2022 650 GBP	GBP	5.289%	-		-	-	-	755	755
TELEF EMISIONES DECEMBER 09	EUR	1 x EURIBOR3M + 0.70%	-		-	100	-	-	100
TELEF EMISIONES MARCH 10	EUR	3.406%	-		-	-	1,400		1,400
TELEF EMISIONES APRIL 1, 2010	USD	2.582%	-		898	-	-	-	898
TELEF EMISIONES APRIL 2, 2010	USD	3.729%	-		-	-	674	-	674
TELEF EMISIONES APRIL 3, 2010	USD	5.134%	-		-	-	-	1,048	1,048
TELEF EMISIONES SEPTEMBER 10	EUR	3.661%	-	-	-	-	-	1,000	1,000
EMTN GBP 10/08/2029 400 GBP	GBP	5.445%	-	-	-	-	-	465	465
Telefónica Emisiones, S.A.U.			2,998	620	3,345	4,285	3,409	13,503	28,160
Total Telefónica, S.A. and its instrumental companies			2.998	896	4,845	4,285	3,459	14,999	31,482

			Maturity (nominal)
Foreign operators Debentures and bonds	Currency	% Interest rate	2011	2012	2013	2014	2015	Subsequent years	Total
Marketable debentures	USD	8.850%	87	-	-	-	-	-	87
Telefónica Argentina, SA			87	-	-	-	-	-	87
Serie F	UFC	6.00%	2	3	3	2	2	1	13
Serie L	UFC	3.75%	-	103	-	-	-	-	103
Serie N	UFC	3.50%	-	-	-	172	-	-	172
Serie M	CLP	6.05%	-	-	-	33	-	-	33
Telefónica Chile, S.A.			2	106	3	207	2	1	321
Bond A	CLP	5.60%	-	-	-	51	-	-	51
USD bond	USD	2.875%	-	-	-	-	225	-	225
Telefónica Móviles Chile, S.A.			-	-	-	51	225	-	276
Series C	USD	8.50%	2	3	2	-	-	-	7
Series A	USD	7.75%	1	-	-	-	-	-	1
Series B	USD	8.00%	1	1	-	-	-	-	2
Commercial paper	USD	3.75%	4	-	-	-	-	-	4
Commercial paper	USD	3.80%	11	-	-	-	-	-	11
Otecel, S.A.			19	4	2	-	-	-	25
CB TELEFÓNICA FINANZAS MEXICO B	MXN	9.25%	-	212	-	-	-	-	212
T. FINANZAS MEX EMISIÓN 0710 FIJ	MXN	8.07%	-	-	-	-	-	121	121
T. FINANZAS MEX EMISION 0710 VAR	MXN	TIIE28 + 55bps	-	-	-	242	-	-	242
Telefónica Finanzas México, S.A.			-	212	-	242	-	121	575
T. Perú 4th Program (4th Series A)	PEN	6.625%	-	22	-	-	-	-	22
T. Perú 4th Program (9th Series A)	PEN	6.9375%	15	-	-	-	-	-	15
T. Perú 4th Program (9th Series B)	PEN	6.375%	24	-	-	-	-	-	24
T. Perú 4th Program (10th Series A)	PEN	7.875%	-	8	-	-	-	-	8
T. Perú 4th Program (10th Series B)	PEN	6.4375%	-	14	-	-	-	-	14
T. Perú 4th Program (12th Series A)	PEN	VAC + 3.6875%	-	-	-	-	-	16	16
T. Perú 4th Program (14th Series B)	PEN	5.9380%	9	-	-	-	-	-	9
T. Perú 4th Program (14th Series C)	PEN	5.750%	12	-	-	-	-	-	12
T. Perú 4th Program (16th Series A)	PEN	6.000%	-	27	-	-	-	-	27
T. Perú 4th Program (16th Series B)	PEN	6.250%	-	-	8	-	-	-	8
T. Perú 4th Program (19th Series A)	PEN	VAC + 3.6250%	-	-	-	-	-	16	16
T. Perú 4th Program (19th Series B)	PEN	VAC + 2.8750%	-	-	-	-	-	13	13
T. Perú 4th Program (19th Series C)	PEN	VAC + 3.1875%	-	-	-	-	-	5	5
T. Perú 4th Program (36th Series A)	PEN	VAC + 3.6875%	-	-	-	-	-	40	40
T. Perú 4th Program (36th Series B)	PEN	VAC + 3.3750%	-	-	-	-	-	13	13
T. Perú 4th Program (37th Series A)	PEN	VAC + 3.1250%	-	-	-	-	-	13	13
T. Perú 4th Program (40th Series A)	PEN	5.875%	8	-	-	-	-	-	8
T. Perú 4th Program (40th Series B)	PEN	4.875%	4	-	-	-	-	-	4
T. Perú 4th Program (41st Series A)	PEN	7.9375%	-	4	-	-	-	-	4
T. Perú 4th Program (42nd Series A)	PEN	7.3750%	-	-	7	-	-	-	7
T. Perú 4th Program (42nd Series B)	PEN	5.3125%	-	-	5	-	-	-	5
T. Perú 4th Program (42nd Series C)	PEN	6.0625%	-	-	4	-	-	-	4
T. Perú 4th Program (45th Series A)	USD	6.685%	-	-	-	-	-	16	16
T. Perú 5th Program (1st Series A)	PEN	3.50%	8	-	-	-	-	-	8
T. Perú 5th Program (1st Series B)	PEN	3.50%	7	-	-	-	-	-	7

Maturity (nominal)
Foreign operators Debentures and bonds	Currency	% Interest rate	2011	2012	2013	2014	2015	Subsequent years	Total
T. Perú 5th Program (3rd Series A)	PEN	4.38%	-	8	-	-	-	-	8
T. Perú 5th Program (5th Series A)	PEN	6.1875%	-	-	6	-	-	-	6
T. Perú 5th Program (25th Series A)	PEN	4.3125%	-	5	-	-	-	-	5
T. Perú 5th Program (25th Series B)	PEN	4.3125%	-	3	-	-	-	-	3
T. Perú 5th Program (25th Series B)	PEN	7.50%	-	-	-	-	-	6	6
T. Perú 5th Program (33rd Series A)	PEN	6.8125%	-	-	-	-	-	16	16
T. Perú 5th Program (22nd Series A)	PEN	VAC + 3.5000%	-	-	-	-	-	16	16
T. Perú Senior Notes	PEN	8.000%	-	-	33	67	67	34	201
Telefónica del Perú, S.A.			87	91	63	67	67	204	579
T.M. Perú 1st Program (2nd Series A)	PEN	7.0625%	14	-	-	-	-	-	14
T.M. Perú 1st Program (2nd Series B)	PEN	7.5625%	7	-	-	-	-	-	7
T.M. Perú 1st Program (2nd Series C)	PEN	7.5625%	12	-	-	-	-	-	12
T.M. Perú 1st Program (3rd Series A)	PEN	7.4375%	-	-	10	-	-	-	10
T.M. Perú 1st Program (3rd Series B)	PEN	7.6875%	-	-	5	-	-	-	5
T.M. Perú 1st Program (16th Series A)	PEN	8.1875%	-	-	6	-	-	-	6
T.M. Perú 1st Program (18th Series A)	PEN	6.3125%	-	-	-	11	-	-	11
T.M. Perú 1st Program (18th Series B)	PEN	6.3750%	-	-	-	17	-	-	17
T.M. Perú 2nd Program (3rd Series A)	PEN	5.750%	-	-	7	-	-	-	7
T.M. Perú 2nd Program (9th Series A)	PEN	6.8125%	-	-	-	-	-	16	16
T.M. Perú 2nd Program (9th Series B)	PEN	6.3750%	-	-	-	-	-	13	13
T.M. Perú 2nd Program (11th Series A)	PEN	7.750%	-	-	-	-	-	19	19
Telefónica Móviles, S.A. (Perú)			33	-	28	28	-	48	137
Nonconvertible bonds	BRL	1.20 x CDI	90	-	-	-	-	-	90
Nonconvertible bonds	BRL	1.06 x CDI	-	153	-	-	-	-	153
Nonconvertible bonds	BRL	1.08 x CDI	-	44	-	-	-	-	44
Nonconvertible bonds	BRL	1.12 x CDI	-	-	287	-	-	-	287
Nonconvertible bonds	BRL	IPCA + 7%	-	-	-	32	-	-	32
Convertible bonds (Telemig)	BRL	IPCA + 0.5%	-	-	-	-	-	25	25
Vivo Participações, S.A.			90	197	287	32	-	25	631
O2 pounds sterling issue	GBP	7.625%	-	436	-	-	-	-	436
MMO2, Plc			-	436	-	-	-	-	436
Total issues other operators			318	1,046	383	627	294	399	3,067
TOTAL OUTSTANDING DEBENTURES AND BONDS			3,316	1,942	5,228	4,912	3,753	15,398	34,549

The main debentures and bonds issued by the Group in 2011 are as follows:

Item	Date	Maturity	Nominal value		Currency of issuance	Interest rate
			(millions)	(millions of euros) (1)
EMTN bonds	02/07/11	02/07/17	1,200	1,200	EUR	4.7500%
	03/21/11	02/07/17	100	100	EUR	4.7500%
	11/03/11	02/03/16	1,000	1,000	EUR	4.9670%
	11/04/11	11/04/16	7,000	70	JPY	2.8247%
U.S. Shelf (SEC) bond	02/16/11	02/16/16	1,250	966	USD	3.9920%
	02/16/11	02/16/21	1,500	1,159	USD	5.4620%
Telefónica Emisiones, S.A.U.
Bond	11/22/11	11/22/16	66,000	98	CLP	6.3000%
	11/22/11	11/22/16	2	66	UFC	UF + 3.60%
Telefónica Móviles Chile, S.A.
Bond	10/04/11	10/05/16	59	17	PEN	6.1875%
Telefónica del Perú, S.A.A.
Bond	03/24/11	03/24/18	60	17	PEN	7.3750%
Telefónica Móviles, S.A. (Perú)
Securitization	11/17/11	10/10/12	5	4	USD	4.0000%
	11/23/11	10/10/12	15	12	USD	4.0000%
Otecel, S.A.
(1) Exchange rate at December 31, 2011

The main debentures and bonds issued by the Group in 2010 are as follows:

Item	Date	Maturity	Nominal value		Currency of issuance	Interest rate
			(millions)	(millions of euros) (1)
EMTN bonds	03/24/10	03/24/15	1,400	1,400	EUR	3.406%
	09/19/10	09/18/17	1,000	1,000	EUR	3.661%
	10/08/10	10/08/29	400	465	GBP	5.445%
U.S. Shelf (SEC) bond	04/26/10	04/26/13	1,200	898	USD	2.582%
	04/26/10	04/27/15	900	674	USD	3.729%
	04/26/10	04/27/20	1,400	1,048	USD	5.134%
Telefónica Emisiones, S.A.U.
U.S. Shelf (SEC) bond	11/09/10	11/09/15	300	225	USD	2.875%
Telefónica Móviles Chile, S.A.
Peso bonds	07/19/10	07/06/20	2,000	121	MXN	8.07%
	07/19/10	07/14/14	4,000	242	MXN	TIIE28 + 55bp
Telefónica Finanzas México, S.A. de CV.
Bond	04/23/10	04/23/12	20	5	PEN	4.313%
	04/29/10	04/29/12	12	3	PEN	4.313%
	06/18/10	06/18/16	23	6	PEN	7.5%
	08/20/10	08/23/17	60	16	PEN	6.813%
Telefónica del Perú, S.A.A.
Bond	06/09/10	06/09/13	26	7	PEN	5.75%
	06/09/10	06/09/17	70	19	PEN	7.75%
	09/09/10	09/10/16	60	16	PEN	6.8125%
	10/14/10	10/15/16	50	13	PEN	6.375%
Telefónica Móviles, S.A. (Perú)
	11/19/10	11/13/11	20	15	USD	3.75%
Otecel, S.A.
(1) Exchange rate at December 31, 2010

APPENDIX III: FINANCIAL INSTRUMENTS

The detail of the type of financial instruments arranged by the Group (notional amount) by currency and interest rates at December 31, 2011 is as follows:

								Fair value
Millions of Euros	2012	2013	2014	2015	2016	Subsequent years	Total	Underlying debt	Associated derivatives	TOTAL
EURO	5,187	5,396	5,447	7,094	8,808	9,224	41,156	31,251	10,767	42,018
Floating rate	(1,221)	639	2,751	1,887	3,288	(4,392)	2,952	12,087	(9,152)	2,935
Spread - Ref Euribor	(1.71%)	(0.33%)	0.56%	1.75%	0.46%	(0.02%)	-	-	-	-
Fixed rate	6,408	2,907	2,696	5,207	5,070	12,816	35,104	16,064	19,919	35,983
Interest rate	1.46%	2.31%	4.67%	3.03%	5.09%	3.63%	-	-	-	-
Rate cap	-	1,850	-	-	450	800	3,100	3,100	-	3,100
OTHER EUROPEAN CURRENCIES
Instruments in CZK	569	162	329	159	378	-	1,597	127	1,495	1,622
Floating rate	114	159	-	159	-	-	432	15	1,063	1,078
Spread	-	(0.09%)	-	(0.02%)	-	-	-	-	-	-
Fixed rate	455	3	329	-	378	-	1,165	112	432	544
Interest rate	1.12%	4.17%	-	3.84%	-	-	-	-	-	-
Rate cap	-	-	-	-	-	-	-	-	-	-
Instruments in GBP	(755)	419	160	-	485	2,754	3,063	4,477	(944)	3,533
Floating rate	664	-	84	48	108	1,209	2,113	126	2,010	2,136
Spread	-	-	-	-	4.13%	-	-	-	-	-
Fixed rate	(1,419)	-	76	(48)	377	1,425	411	3,812	(2,954)	858
Interest rate	(0.34%)	-	5.01%	1.46%	5.88%	6.31%	-	-	-	-
Rate cap	-	419	-	-	-	120	539	539	-	539
AMERICA
Instruments in USD	(15)	784	(13)	56	(1,490)	2,880	2,202	14,814	(13,446)	1,368
Floating rate	119	481	(44)	(49)	(1,424)	1,227	310	1,547	(525)	1,022
Spread	2.02%	0.71%	(1.18%)	(1.35%)	(0.05%)	0.01%	-	-	-	-
Fixed rate	(134)	292	20	94	(77)	1,642	1,837	13,267	(12,921)	346
Interest rate	(9.74%)	5.47%	(14.48%)	27.57%	(28.28%)	10.77%	-	-	-	-
Rate cap	-	11	11	11	11	11	55	-	-	-
Instruments in UYU	(15)	-	-	1	-	-	(14)	(14)	-	(14)
Floating rate	-	-	-	-	-	-	-	-	-	-
Spread	-	-	-	-	-	-	-	-	-	-
Fixed rate	(15)	-	-	1	-	-	(14)	(14)	-	(14)
Interest rate	4.23%	-	-	-	-	-	-	-	-	-
Rate cap	-	-	-	-	-	-	-	-	-	-
Instruments in ARS	171	5	4	4	-	10	194	171	23	194
Floating rate	-	-	-	-	-	-	-	-	-	-
Spread	-	-	-	-	-	-	-	-	-	-
Fixed rate	171	5	4	4	-	10	194	171	23	194
Interest rate	14.55%	19.00%	-	-	-	-	-	-	-	-
Rate cap	-	-	-	-	-	-	-	-	-	-
Instruments in BRL	(303)	927	494	351	255	196	1,920	1,084	590	1,674
Floating rate	(966)	432	199	253	70	196	184	(309)	167	(142)
Spread	(0.31%)	1.17%	2.91%	3.36%	12.03%	10.77%	-	-	-	-
Fixed rate	663	495	295	98	185	-	1,736	1,393	423	1,816
Interest rate	9.32%	9.47%	9.82%	9.71%	7.84%	-	-	-	-	-
Rate cap	-	-	-	-	-	-	-	-	-	-
Instruments in CLP	(297)	102	329	263	287	-	684	695	(199)	496
Floating rate	57	22	69	263	287	-	698	85	105	190
Spread	2.26%	1.48%	1.09%	0.98%	1.45%	-	-	-	-	-
Fixed rate	(354)	80	260	-	-	-	(14)	610	(304)	306
Interest rate	0.76%	3.66%	5.97%	-	-	-	-	-	-	-
Rate cap	-	-	-	-	-	-	-	-	-	-
Instruments in UFC	(3)	2	2	2	1	-	4	338	(8)	330
Floating rate	-	-	-	-	-	-	-	-	-	-
Spread	-	-	-	-	-	-	-	-	-	-
Fixed rate	(3)	2	2	2	1	-	4	338	(8)	330
Interest rate	(3.54%)	6.00%	5.43%	6.00%	6.00%	-	-	-	-	-
Rate cap	-	-	-	-	-	-	-	-	-	-
Instruments in PEN	148	161	163	86	123	300	981	971	-	971
Floating rate	(8)	(5)	(5)	(5)	(5)	189	161	161	-	161
Spread	3.55%	3.47%	3.47%	3.47%	3.47%	3.48%	-	-	-	-
Fixed rate	156	166	168	91	128	111	820	810	-	810
Interest rate	6.51%	6.60%	7.35%	7.48%	7.35%	7.37%	-	-	-	-
Rate cap	-	-	-	-	-	-	-	-	-	-
Instruments in COP	918	171	211	68	43	21	1,432	1,272	130	1,402
Floating rate	287	134	143	56	31	-	651	650	-	650

Fair value
Millions of Euros	2012	2013	2014	2015	2016	Subsequent years	Total	Underlying debt	Associated derivatives	TOTAL
Spread	3.78%	3.24%	3.20%	3.22%	3.31%	-	-	-	-	-
Fixed rate	631	37	68	12	12	21	781	622	130	752
Interest rate	4.47%	6.48%	6.71%	5.22%	5.22%	5.30%	-	-	-	-
Rate cap	-	-	-	-	-	-	-	-	-	-
Instruments in UVR	-	35	-	119	132	2,437	2,723	2,723	-	2,723
Floating rate	-	35	-	119	132	2,437	2,723	2,723	-	2,723
Spread	-	-	-	-	-	-	-	-	-	-
Fixed rate	-	-	-	-	-	-	-	-	-	-
Interest rate	-	-	-	-	-	-	-	-	-	-
Rate cap	-	-	-	-	-	-	-	-	-	-
Instruments in VEB	(1,653)	(4)	(3)	-	-	-	(1,660)	(1,671)	-	(1,671)
Floating rate	-	-	-	-	-	-	-	-	-	-
Spread	-	-	-	-	-	-	-	-	-	-
Fixed rate	(1,653)	(4)	(3)	-	-	-	(1,660)	(1,671)	-	(1,671)
Interest rate	1.68%	14.19%	16.00%	-	-	-	-	-	-	-
Rate cap	-	-	-	-	-	-	-	-	-	-
Instruments in UDI	(32)	(32)	(32)	(76)	(21)	91	(102)	876	60	936
Floating rate	(32)	(32)	(32)	(76)	(21)	91	(102)	876	60	936
Spread	3.63%	5.21%	5.26%	4.66%	6.50%	(3.18%)	-	-	-	-
Fixed rate	-	-	-	-	-	-	-	-	-	-
Interest rate	-	-	-	-	-	-	-	-	-	-
Rate cap	-	-	-	-	-	-	-	-	-	-
Instruments in MXN	451	54	276	54	54	791	1,680	920	(166)	754
Floating rate	(2)	-	-	-	-	58	56	248	(26)	222
Spread	-	-	-	-	-	0.74%	-	-	-	-
Fixed rate	453	54	276	54	54	733	1,624	672	(140)	532
Interest rate	10.13%	3.70%	5.19%	3.70%	3.70%	3.95%	-	-	-	-
Rate cap	-	-	-	-	-	-	-	-	-	-
Instruments in GTQ	(6)	-	-	-	-	-	(6)	(19)	-	(19)
Floating rate	(6)	-	-	-	-	-	(6)	(6)	-	(6)
Spread	0.01%	-	-	-	-	-	-	-	-	-
Fixed rate	-	-	-	-	-	-	-	(13)	-	(13)
Interest rate	-	-	-	-	-	-	-	-	-	-
Rate cap	-	-	-	-	-	-	-	-	-	-
ASIA
Instruments in JPY	-	-	-	-	-	-	-	520	(532)	(12)
Floating rate	-	-	-	-	-	-	-	150	(150)	-
Spread	-	-	-	-	-	-	-	-	-	-
Fixed rate	-	-	-	-	-	-	-	370	(382)	(12)
Interest rate	-	-	-	-	-	-	-	-	-	-
Rate cap	-	-	-	-	-	-	-	-	-	-
TOTAL							55,854	58,535	(2,230)	56,305
Floating rate							10,172	18,353	(6,448)	11,905
Fixed rate							41,988	36,543	4,218	40,761
Rate cap							3,694	3,639	-	3,639
Currency options							22	-	22	22

The table below is an extract of the previous table that shows the sensitivity to interest rates originated by our position on interest rate swaps categorized into instruments entered into for trading purposes and instruments entered into for purposes other than trading at December 31, 2011:

INTEREST RATE SWAPS
	Maturity
Millions of euros	2012	2013	2014	2015	2016	Subsequent years	TOTAL	Fair value
TRADING PURPOSES
EUR								(78)
Fixed to fixed	-	-	-	-	-	-	-	27
Receiving leg	(2,023)	-	(35)	(20)	-	-	(2,078)	(2,081)
Average interest rate	1.60%	-	-	-	-	-	1.56%	-
Paying leg	2,023	-	35	20	-	-	2,078	2,108
Average spread	1.60%	-	1.12%	1.63%	-	-	1.60%	-
Fixed to floating	-	-	-	-	-	-	-	(527)
Receiving leg	(475)	(1,405)	(1,447)	(745)	(2,145)	(6,626)	(12,843)	(8,061)
Average interest rate	15.34%	2.76%	2.22%	3.15%	0.41%	3.15%	2.99%	-
Paying leg	475	1,405	1,447	745	2,145	6,626	12,843	7,534
Average spread	0.17%	0.85%	1.35%	0.60%	2.57%	-	0.71%	-
Floating to fixed	-	-	-	-	-	-	-	408
Receiving leg	(7,458)	(710)	(1,325)	-	(3,485)	(1,325)	(14,303)	(12,663)
Average spread	(0.05%)	1.56%	-	-	1.22%	-	0.35%	-
Paying leg	7,458	710	1,325	-	3,485	1,325	14,303	13,071
Average interest rate	0.92%	2.35%	3.14%	-	1.54%	7.80%	1.99%	-
Floating to floating	-	-	-	-	-	-	-	14
Receiving leg	(4,123)	-	-	(50)	-	-	(4,173)	(4,191)
Average interest rate	(0.08%)	-	-	-	-	-	(0.08%)	-
Paying leg	4,123	-	-	50	-	-	4,173	4,205
Average spread	(0.08%)	-	-	0.28%	-	-	(0.08%)	-
USD								54
Fixed to floating	-	-	-	-	-	-	-	(42)
Receiving leg	-	-	(39)	(39)	(124)	(286)	(488)	(529)
Average interest rate	-	-	1.04%	1.66%	1.15%	3.61%	2.62%	-
Paying leg	-	-	39	39	124	286	488	487
Average spread	-	-	-	-	-	-	-	-
Floating to fixed	-	-	-	-	-	-	-	96
Receiving leg	(128)	(464)	(100)	(105)	(19)	(1,021)	(1,837)	(655)
Average spread	2.57%	3.61%	-	-	-	-	1.09%	-
Paying leg	128	464	100	105	19	1,021	1,837	751
Average interest rate	-	-	0.92%	2.52%	1.07%	3.31%	2.05%	-
GBP								(3)
Fixed to floating	-	-	-	-	-	-	-	(11)
Receiving leg	-	-	60	48	108	341	557	559
Average interest rate	-	-	-	-	-	-	-	-
Paying leg	-	-	(60)	(48)	(108)	(341)	(557)	(570)
Average spread	-	-	1.53%	1.46%	1.75%	2.25%	2.01%	-
Floating to fixed	-	-	-	-	-	-	-	8
Receiving leg	-	-	156	-	-	269	425	434
Average spread	-	-	1.31%	-	-	2.40%	2.00%	-
Paying leg	-	-	(156)	-	-	(269)	(425)	(426)
Average interest rate	-	-	-	-	-	-	-	-

NON TRADING PURPOSES
EUR	-	-	-	-	-	-	-	522
Fixed to floating	-	-	-	-	-	(70)	(70)	(1,039)
Receiving leg	(594)	(1,654)	(2,815)	(1,005)	(3,093)	(2,650)	(11,811)	(12,717)
Average interest rate	4.26%	4.69%	3.26%	2.32%	2.80%	3.41%	3.35%	-
Paying leg	594	1,654	2,815	1,005	3,093	2,580	11,741	11,678
Average spread	0.04%	0.03%	0.01%	0.03%	0.01%	-	0.02%	-
Floating to fixed	-	-	-	-	-	-	-	1,561
Receiving leg	(4,776)	(4,476)	(2,330)	(6,302)	(3,120)	(13,303)	(34,307)	(24,704)
Average spread	1.03%	0.65%	0.74%	0.32%	-	-	0.34%	-
Paying leg	4,776	4,476	2,330	6,302	3,120	13,303	34,307	26,265
Average interest rate	0.92%	1.33%	1.62%	2.70%	3.13%	3.19%	2.43%	-
Floating to floating	-	-	-	-	-	-	-	-
Receiving leg	(42)	-	-	-	-	-	(42)	(43)

Average spread	0.43%	-	-	-	-	-	0.43%	-
Paying leg	42	-	-	-	-	-	42	43
Average interest rate	(0.10%)	-	-	-	-	-	(0.10%)	-
USD	-	-	-	-	-	-	-	(1,916)
Fixed to floating	-	-	-	-	-	-	-	(1,949)
Receiving leg	(222)	(1,711)	(79)	(1,973)	(5,103)	(5,356)	(14,444)	(12,663)
Average interest rate	0.61%	2.97%	3.07%	3.04%	3.25%	4.45%	3.59%	-
Paying leg	222	1,711	79	1,973	5,103	5,356	14,444	10,714
Average spread	2.27%	0.14%	-	0.17%	1.90%	-	0.75%	-
Floating to fixed	-	-	-	-	-	-	-	33
Receiving leg	(28)	(685)	(28)	(28)	(28)	-	(797)	(800)
Average spread	-	-	-	-	-	-	-	-
Paying leg	28	685	28	28	28	-	797	833
Average interest rate	4.34%	3.35%	4.34%	4.34%	4.34%	-	3.49%	-
MXN	-	-	-	-	-	-	-	(9)
Floating to fixed	-	-	-	-	-	-	-	(9)
Receiving leg	-	-	(222)	-	(166)	-	(388)	(417)
Average spread	-	-	0.55%	-	5.38%	-	2.62%	-
Paying leg	-	-	222	-	166	-	388	408
Average interest rate	-	-	5.55%	2.66%	2.66%	-	4.31%	-
GBP	-	-	-	-	-	-	-	(174)
Fixed to floating	-	-	-	-	-	-	-	(248)
Receiving leg	-	-	(599)	-	-	(1,257)	(1,856)	(2,106)
Average interest rate	-	-	5.25%	-	-	3.73%	4.22%	-
Paying leg	-	-	599	-	-	1,257	1,856	1,858
Average spread	-	-	-	-	-	-	-	-
Floating to fixed	-	-	-	-	-	-	-	74
Receiving leg	-	-	-	-	(484)	-	(484)	(484)
Average spread	-	-	-	-	-	-	-	-
Paying leg	-	-	-	-	484	-	484	558
Average interest rate	-	-	-	-	4.96%	-	4.96%	-
JPY	-	-	-	-	-	-	-	(10)
Fixed to floating	-	-	-	-	-	-	-	(10)
Receiving leg	(150)	-	-	-	(70)	-	(220)	(230)
Average interest rate	-	-	-	-	-	-	-	-
Paying leg	150	-	-	-	70	-	220	220
Average spread	0.34%	-	-	-	2.82%	-	1.13%	-
CLP	-	-	-	-	-	-	-	(8)
Fixed to floating	-	-	-	-	-	-	-	(7)
Receiving leg	-	(22)	(31)	-	(171)	-	(224)	(246)
Average interest rate	-	4.12%	4.51%	-	6.51%	-	6.00%	-
Paying leg	-	22	31	-	171	-	224	239
Average spread	-	-	-	-	1.66%	-	1.27%	-
Floating to fixed	-	-	-	-	-	-	-	(1)
Receiving leg	(78)	(103)	-	-	-	-	(181)	(182)
Average spread	-	-	-	-	-	-	-	-
Paying leg	78	103	-	-	-	-	181	181
Average interest rate	1.15%	3.76%	-	-	-	-	2.64%	-

Foreign exchange and interest rate options, by maturity, at December 31, 2010 are as follows:
	CURRENCY OPTIONS
	MATURITIES
Millions of euros	2012	2013	2014	2015	2016	Subsequent years
Put USD / Call EUR
Notional amount of options bought	289	159		192		1,662
Strike	1.32%	1.49%		1.54%		1.38%
Notional amount of options sold	202					832
Strike	1.26%					1.20%

	INTEREST RATE OPTIONS
	MATURITIES
Millions of euros	2012	2013	2014	2015	Subsequent years
Collars
Notional amount of options bought	919	-	-	504	1,698
Strike Cap	5.05%	-	-	4.29%	4.76%
Strike Floor	3.30%	-	-	3.00%	3.63%
Caps
Notional amount of options bought	2,749	-	-	-	-
Strike	4.37%	-	-	-	-
Notional amount of options sold	3,668	-	-	504	1,698
Strike	4.95%	-	-	4.45%	5.22%
Floors
Notional amount of options bought	919	-	-	450	1,698
Strike	0.96%	-	-	0.50%	0.99%
Notional amount of options sold	-	-	-	-	-
Strike	-	-	-	-	-

Cash flows receivable or payable on derivative financial instruments settled via the swap of nominals, by currency of collection/payment, along with contractual maturities are as follows:

Millions of euros		2012	2013	2014	2015	2016	Subsequent years	Total
Currency swaps
Receive	ARS	-	-	-	-	-	-	-
Pay	ARS	-	-	-	-	-	-	-
Receive	BRL	110	-	68	-	-	-	178
Pay	BRL	(258)	(136)	(151)	(197)	(177)	(38)	(957)
Receive	CLP	89	103	-	263	116	-	571
Pay	CLP	(252)	(206)	(212)	(527)	(231)	-	(1,428)
Receive	COP	-	-	-	-	-	-	-
Pay	COP	(214)	(37)	(37)	(12)	(12)	(21)	(333)
Receive	CZK	-	-	-	-	-	-	-
Pay	CZK	(114)	(159)	(228)	(159)	(378)	-	(1,038)
Receive	EUR	608	286	281	163	1,151	-	2,489
Pay	EUR	(582)	(2,943)	(72)	(3,176)	(4,533)	(8,034)	(19,340)
Receive	GBP	-	-	-	-	-	-	-
Pay	GBP	-	-	-	-	(484)	-	(484)
Receive	JPY	599	-	-	-	70	-	669
Pay	JPY	-	-	-	-	-	-	-
Receive	MAD	90	-	-	-	-	-	90
Pay	MAD	(90)	-	-	-	-	-	(90)
Receive	MXN	-	-	-	-	-	-	-
Pay	MXN	(51)	(51)	(51)	(51)	(51)	(645)	(900)
Receive	PEN	-	-	-	-	-	-	-
Pay	PEN	(29)	(15)	(15)	(15)	(35)	(23)	(132)
Receive	UFC	199	-	166	-	133	-	498
Pay	UFC	(100)	-	-	-	(66)	-	(166)
Receive	USD	306	3,498	284	4,203	4,690	8,419	21,400
Pay	USD	(189)	(260)	(73)	(277)	(54)	-	(853)
Receive	UDI	52	52	52	52	52	664	924
Pay	UDI	-	-	-	-	-	-	-
TOTAL		174	132	12	267	191	322	1,098
Forwards
Receive	ARS	26	-	-	-	-	-	26
Pay	ARS	(197)	-	-	-	-	-	(197)

Receive	BRL	-	-	-	-	-	-	-
Pay	BRL	(192)	-	-	-	-	-	(192)
Receive	CLP	185	-	-	-	-	-	185
Pay	CLP	(91)	-	-	-	-	-	(91)
Receive	COP	18	-	-	-	-	-	18
Pay	COP	(190)	-	-	-	-	-	(190)
Receive	CZK	5	-	-	-	-	-	5
Pay	CZK	(604)	-	-	-	-	-	(604)
Receive	EUR	3,661	-	-	-	-	-	3,661
Pay	EUR	(3,350)	(19)	-	-	-	-	(3,369)
Receive	GBP	2,530	-	-	-	-	-	2,530
Pay	GBP	(994)	-	-	-	-	-	(994)
Receive	MXN	4	-	-	-	-	-	4
Pay	MXN	(597)	-	-	-	-	-	(597)
Receive	PEN	2	-	-	-	-	-	2
Pay	PEN	(93)	-	-	-	-	-	(93)
Receive	UFC	20	-	-	-	-	-	20
Pay	UFC	(20)	-	-	-	-	-	(20)
Receive	USD	1,682	22	-	-	-	-	1,704
Pay	USD	(1,792)	-	-	-	-	-	(1,792)
TOTAL		13	3	-	-	-	-	16

The detail of the type of financial instruments by the Group notional amount by currency and interest rates at December 31, 2010 was as follows:

								Fair value
Millions of Euros	2011	2012	2013	2014	2015	Subsequent years	Total	Underlying debt	Associated derivatives	TOTAL
EURO	6,343	3,777	7,548	3,677	6,933	11,336	39,614	34,588	6,151	40,739
Floating rate	796	1,855	6,862	1,195	2,529	(5,177)	8,060	8,575	(784)	7,791
Spread - Ref Euribor	0.12%	0.59%	0.22%	0.04%	1.16%	11.70%	(6.81%)
Fixed rate	5,547	(228)	(14)	2,482	4,404	15,263	27,454	21,870	6,648	28,518
Interest rate	(0.46%)	3.69%	(157%)	4.78%	3.24%	25.17%	14.86%
Rate cap	-	2,150	700	-	-	1,250	4,100	4,143	287	4,430
OTHER EUROPEAN CURRENCIES	(469)	1,324	170	919	164	3,377	5,485	3,882	1,589	5,471
Instruments in CZK	646	242	164	338	164	-	1,554	45	1,527	1,572
Floating rate	-	116	164	-	164	-	444	-	446	446
Spread	-	(0.00%)	(0.09%)	-	(0.02%)	-	(0.04%)
Fixed rate	646	126	-	338	-	-	1,110	45	1,081	1,126
Interest rate	1.81%	4.17%	-	3.84%	-	-	2.69%
Rate cap	-	-	-	-	-	-	-	-	-	-
Instruments in GBP	(1,115)	1,082	6	581	-	3,377	3,931	3,837	62	3,899
Floating rate	-	238	-	581	-	1,340	2,159	101	1,818	1,919
Spread	-	0.27%	-	-	-	-	0.03%
Fixed rate	(1,115)	437	6	-	-	1,921	1,249	3,210	(1,874)	1,336
Interest rate	(1.99%)	7.57%	6.44%	-	-	17.33%	31.12%
Rate cap	-	407	-	-	-	116	523	526	118	644
AMERICA	(1,035)	1,639	1,982	1,317	830	5,006	9,739	17,237	(8,700)	8,537
Instruments in USD	(257)	10	650	36	27	1,270	1,736	12,880	(11,715)	1,165
Floating rate	(153)	93	480	68	(73)	(86)	329	1,950	(1,787)	163
Spread	1.84%	0.80%	0.69%	0.76%	(0.56%)	0.53%	0.53%
Fixed rate	(114)	(93)	160	(42)	90	1,344	1,345	10,867	(9,931)	936
Interest rate	(23.54%)	3.93%	7.83%	1.05%	27.27%	(86.84%)	(82.40%)
Rate cap	10	10	10	10	10	12	62	63	3	66
Instruments in UYU	(48)	-	-	-	-	-	(48)	2	-	2
Floating rate	-	-	-	-	-	-	-	-	-
Spread	-	-	-	-	-	-	-	-	-
Fixed rate	(48)	-	-	-	-	-	(48)	2	-	2
Interest rate	3.40%	-	-	-	-	-	3.40%	-	-
Rate cap	-	-	-	-	-	-	-	-	-	-
Instruments in ARS	399	-	-	-	-	15	414	139	252	391

								Fair value
Millions of Euros	2011	2012	2013	2014	2015	Subsequent years	Total	Underlying debt	Associated derivatives	TOTAL
Floating rate	-	-	-	-	-	-	-	-	-	-
Spread	-	-	-	-	-	-	-
Fixed rate	399	-	-	-	-	15	414	139	252	391
Interest rate	13.29%	-	-	-	-	-	12.77%
Rate cap	-	-	-	-	-	-	-	-	-	-
Instruments in BRL	(1,127)	662	856	406	299	125	1,221	582	674	1,256
Floating rate	(1,608)	336	460	203	234	34	(341)	(636)	388	(248)
Spread	(0.90%)	3.89%	3.28%	5.57%	1.26%	-	(16.67%)
Fixed rate	481	326	396	203	65	91	1,562	1,218	286	1,504
Interest rate	7.53%	7.60%	4.61%	7.58%	7.77%	27.24%	7.98%
Rate cap	-	-	-	-	-	-	-	-	-	-
Instruments in CLP	(64)	225	110	312	283	-	866	(129)	795	666
Floating rate	(56)	85	24	33	283	-	369	87	689	776
Spread	(2.53%)	1.63%	1.48%	-	0.98%	-	1.60%
Fixed rate	(8)	140	86	279	-	-	497	(216)	106	(110)
Interest rate	(24.06%)	3.86%	3.66%	-	-	-	5.47%
Rate cap	-	-	-	-	-	-	-	-	-	-
Instruments in UFC	3	2	2	2	2	2	13	197	121	318
Floating rate	-	-	-	-	-	-	-	-	-	-
Spread	-	-	-	-	-	-	-
Fixed rate	3	2	2	2	2	2	13	197	121	318
Interest rate	40.94%	7.45%	6.00%	5.43%	6.00%	6.00%	13.62%
Rate cap	-	-	-	-	-	-	-	-	-	-
Instruments in PEN	60	152	144	124	77	360	917	1,130	125	1,255
Floating rate	-	-	-	-	-	-	-	-	-	-
Spread	-	-	-	-	-	-	-
Fixed rate	60	152	144	124	77	360	917	1,130	125	1,255
Interest rate	18.68%	6.23%	6.73%	6.58%	7.95%	31.05%	17.06%
Rate cap	-	-	-	-	-	-	-	-	-	-
Instruments in COP	551	322	154	135	26	5	1,193	561	715	1,276
Floating rate	147	124	129	110	26	5	541	584	-	584
Spread	2.22%	3.10%	3.11%	3.14%	3.00%	3.00%	2.86%
Fixed rate	404	198	25	25	-	-	652	(23)	715	692
Interest rate	2.42%	8.43%	7.09%	7.09%	-	-	4.60%
Rate cap	-	-	-	-	-	-	-	-	-	-
Instruments in UVR	7	-	-	-	52	2,523	2,582	2,582	-	2,582
Floating rate	-	-	-	-	-	-	-	-	-	-
Spread	-	-	-	-	-	-	-
Fixed rate	7	-	-	-	52	2,523	2,582	2,582	-	2,582
Interest rate	12.38%	-	-	-	12.38%	74.28%	72.88%
Rate cap	-	-	-	-	-	-	-	-	-	-
Instruments in VEB	(1,082)	-	-	-	-	-	(1,082)	(1,084)	-	(1,084)
Floating rate	-	-	-	-	-	-	-	-	-	-
Spread	-	-	-	-	-	-	-
Fixed rate	(1,082)	-	-	-	-	-	(1,082)	(1,084)	-	(1,084)
Interest rate	1.66%	-	-	-	-	-	1.66%	-	-
Rate cap	-	-	-	-	-	-	-	-	-	-
Instruments in UDI	45	48	60	54	58	492	757	-	(246)	(246)
Floating rate	45	48	60	54	58	492	757	-	(246)	(246)
Spread	3.56%	3.52%	3.12%	3.09%	3.09%	2.98%	3.07%
Fixed rate	-	-	-	-	-	-	-	-	-	-
Interest rate	-	-	-	-	-	-	-	-	-
Rate cap	-	-	-	-	-	-	-	-	-	-
Instruments in MXN	484	218	6	248	6	214	1,176	377	579	956
Floating rate	(70)	-	-	242	-	87	259	17	-	17
Spread	0.45%	-	-	0.55%	-	0.46%	0.55%
Fixed rate	554	218	6	6	6	127	917	360	579	939
Interest rate	3.57%	9.10%	4.00%	4.00%	4.00%	5.16%	5.11%
Rate cap	-	-	-	-	-	-	-	-	-	-
Instruments in GTQ	(6)	-	-	-	-	-	(6)	-	-	-
Floating rate	(6)	-	-	-	-	-	(6)	-	-	-
Spread	-	-	-	-	-	-	-
Fixed rate	-	-	-	-	-	-	-	-	-	-
Interest rate	-	-	-	-	-	-	-
Rate cap	-	-	-	-	-	-	-	-	-
ASIA	(1)	-	-	-	-	-	(1)	295	(301)	(6)
Instruments in JPY	(1)	-	-	-	-	-	(1)	295	(301)	(6)
Floating rate	-	-	-	-	-	-	-	138	(138)	-
Spread	-	-	-	-	-	-	-
Fixed rate	(1)	-	-	-	-	-	(1)	157	(163)	(6)
Interest rate	(0.04%)	-	-	-	-	-	(0.04%)

								Fair value
Millions of Euros	2011	2012	2013	2014	2015	Subsequent years	Total	Underlying debt	Associated derivatives	TOTAL
Rate cap	-	-	-	-	-	-	-	-	-	-
TOTAL	4,838	6,740	9,700	5,913	7,927	19,719	54,837	56,002	(1,261)	54,741
Floating rate	(905)	2,895	8,179	2,486	3,221	(3,305)	12,571	10,816	386	11,202
Fixed rate	5,733	1,278	811	3,417	4,696	21,646	37,581	40,454	(2,055)	38,399
Rate cap	10	2,567	710	10	10	1,378	4,685	4,732	408	5,140
Currency options							(175)
Other							931

The table below is an extract of the previous table that shows the sensitivity to interest rates originated by the Group´s position on interest rate swaps categorized into instruments entered into for trading purposes and instruments entered into for purposes other than trading at December 31, 2010:

INTEREST RATE SWAPS
	Maturity
Millions of euros	2011	2012	2013	2014	2015	Subsequent years	TOTAL	Fair value
TRADING PURPOSES
EUR								(88)
Fixed to fixed	-	-	-	-	-	-	-	3
Receiving leg	-	-	-	(35)	(20)	-	(55)	(50)
Average interest rate	-	-	-	-	-	-	-
Paying leg	-	-	-	35	20	-	55	53
Average spread	-	-	-	1.12%	1.63%	-	1.31%
Fixed to floating	-	-	-	-	-	-	-	(308)
Receiving leg	(1,685)	(420)	(1,250)	(1,255)	(575)	(2,359)	(7,544)	(6,141)
Average interest rate	4.62%	4.25%	3.46%	2.50%	3.57%	3.37%	3.59%
Paying leg	1,685	420	1,250	1,255	575	2,359	7,544	5,833
Average spread	0.00%	0.00%	0.95%	1.56%	0.77%	2.45%	1.24%
Floating to fixed	-	-	-	-	-	-	-	218
Receiving leg	(5,327)	(175)	(710)	(1,000)	-	(2,185)	(9,397)	(8,812)
Average spread	0.00%	0.00%	2.00%	0.00%	-	0.00%	0.15%
Paying leg	5,327	175	710	1,000	-	2,185	9,397	9,030
Average interest rate	1.03%	2.17%	2.35%	3.43%	-	3.32%	1.94%
Floating to floating	-	-	-	-	-	-	-	(1)
Receiving leg	-	-	-	-	(50)	-	(50)	(52)
Average interest rate	-	-	-	-	-	-	-
Paying leg	-	-	-	-	50	-	50	51
Average spread	-	-	-	-	-	-	-
USD	-	-	-	-	-	-	-	6
Fixed to floating	-	-	-	-	-	-	-	(13)
Receiving leg	(68)	-	-	-	(37)	(322)	(427)	(440)
Average interest rate	3.08%	-	-	-	0.00%	3.26%	2.95%
Paying leg	68	-	-	-	37	322	427	427
Average spread	-	-	-	-	1.04%	-	0.09%
Floating to fixed	-	-	-	-	-	-	-	19
Receiving leg	(206)	(67)	(449)	-	(102)	(876)	(1,700)	(633)
Average spread	0.35%	3.99%	3.61%	-	-	-	1.15%
Paying leg	206	67	449	-	102	876	1,700	652
Average interest rate	0.50%	-	-	-	2.52%	3.54%	2.03%	-

NON TRADING PURPOSES
EUR	-	-	-	-	-	-	-	(784)
Fixed to floating	-	-	-	-	-	-	-	(661)
Receiving leg	(2,039)	(504)	(1,654)	(3,055)	(1,005)	(3,318)	(11,575)	(12,218)
Average interest rate	3.23%	3.50%	3.77%	4.69%	3.33%	3.47%	3.78%
Paying leg	2,039	504	1,654	3,055	1,005	3,318	11,575	11,557
Average spread	0.80%	0.01%	0.05%	0.03%	0.01%	0.00%	0.16%
Floating to fixed	-	-	-	-	-	-	-	(123)
Receiving leg	(11,699)	(556)	(550)	(2,230)	(5,412)	(11,832)	(32,279)	(15,695)
Average spread	0.19%	-	-	3.48%	2.35%	-	0.70%
Paying leg	11,699	556	550	2,230	5,412	11,832	32,279	15,572
Average interest rate	2.64%	2.82%	3.74%	-	1.09%	3.72%	3.01%	-
USD	-	-	-	-	-	-	-	(880)
Fixed to floating	-	-	-	-	-	-	-	(928)
Receiving leg	(776)	(42)	(1,501)	(42)	(1,875)	(4,891)	(9,127)	(9,539)
Average interest rate	-	3.90%	-	5.52%	-	4.84%	2.64%
Paying leg	776	42	1,501	42	1,875	4,891	9,127	8,611
Average spread		-		-		-	-	-
Floating to fixed	-	-	-	-	-	-	-	48
Receiving leg	(28)	(28)	(664)	(28)	(28)	(28)	(804)	(802)
Average spread	-	-	-	-	-	-	-
Paying leg	28	28	664	28	28	28	804	850
Average interest rate	4.34%	4.34%	4.34%	3.35%	4.34%	4.34%	4.31%	-
MXN	-	-	-	-	-	-	-	(1)
Floating to fixed	-	-	-	-	-	-	-	(1)
Receiving leg	(85)	-	-	-	-	(121)	(206)	(69)
Average spread	0.61%						0.25%	-
Paying leg	85	-	-	-	-	121	206	68
Average interest rate	8.16%						3.37%	-
GBP	-	-	-	-	-	-	-	2
Fixed to floating	-	-	-	-	-	-	-	(64)
Receiving leg	-	-	-	(581)	-	(1,220)	(1,801)	(1,867)
Average interest rate				5.25%	-	3.92%	2.66%	-
Paying leg	-	-	-	581	-	1,220	1,801	1,803
Average spread					-	1.64%	1.11%	-
Floating to fixed	-	-	-	-	-	-	-	66
Receiving leg	(628)	-	-	-	-	(470)	(1,098)	(1,099)
Average spread		-				-	-	-
Paying leg	628	-	-	-	-	470	1,098	1,165
Average interest rate		5.12%				4.96%	2.13%	-
JPY	-	-	-	-	-	-	-	(4)
Fixed to floating	-	-	-	-	-	-	-	(4)
Receiving leg	-	-	(138)	-	-	-	(138)	(142)
Average interest rate			1.68%				1.68%	-
Paying leg	-	-	138	-	-	-	138	138
Average spread				-	-		-	-
CLP	-	-	-	-	-	-	-	(35)
Fixed to floating	-	-	-	-	-	-	-	1
Receiving leg	-	-	(24)	(33)	-	-	(57)	(56)
Average interest rate			4.12%	4.51%	-		2.39%	-
Paying leg	-	-	24	33	-	-	57	57
Average spread				-	-		-	-
Floating to fixed	-	-	-	-	-	-	-	(36)
Receiving leg	(297)	(60)	(110)	-	-	-	(467)	(355)
Average spread	1.55%	-	-	-			0.98%	-
Paying leg	297	60	110	-	-	-	467	319
Average interest rate	-	1.82%	3.74%				1.11%	-

Foreign exchange and interest rate options, by maturity, at December 31, 2010 were as follows:

	CURRENCY OPTIONS
	MATURITIES
	2011	2012	2013	2014	2015	Subsequent years
Put USD / Call EUR
Notional amount of options bought	217		154		186	1,609
Strike	1.59%		1.49%		1.54%	1.38%
Notional amount of options sold	195					831
Strike	1.49%					1.20%

	INTEREST RATE OPTIONS
	MATURITIES
Figures in euros	2011	2012	2013	2014	Subsequent years
Collars
Notional amount of options bought	-	1,406,622,132	-	-	2,179,179,407
Strike Cap	-	4.718%	-	-	4.63%
Strike Floor	-	3.204%	-	-	3.48%
Caps
Notional amount of options bought	-	4,430,888,760	-	-	-
Strike	-	4.031%	-	-	-
Notional amount of options sold	-	5,837,510,892	-	-	2,179,179,407
Strike	-	3.669%	-	-	5.032%
Floors
Notional amount of options bought	-	1,706,622,132	-	-	2,121,333,140
Strike	-	0.764%	-	-	0.786%
Notional amount of options sold	-	700,000,000	-	-	-
Strike	-	2.147%	-	-	-

Cash flows receivable or payable on derivative financial instruments settled via the swap of nominals, by currency of collection/payment, along with contractual maturities at December 31, 2010 were as follows:

Millions of euros		2011	2012	2013	2014	2015	Subsequent years	Total
Currency swaps
Receive	ARS	-	-	-	-	-	-	-
Pay	ARS	(54)	-	-	-	-	-	(54)
Receive	BRL	75	-	-	-	-	-	75
Pay	BRL	(202)	(73)	(5)	(84)	(199)	-	(563)
Receive	CLP	204	95	110	-	284	-	693
Pay	CLP	(408)	(271)	(221)	(228)	(565)	-	(1,693)
Receive	COP	-	-	-	-	-	-	-
Pay	COP	(198)	(198)	(25)	(25)	-	-	(446)
Receive	CZK	-	-	-	-	-	-	-
Pay	CZK	(117)	(117)	(164)	(235)	(164)	-	(797)
Receive	EUR	978	323	160	281	163	588	2,493
Pay	EUR	(870)	(485)	(2,928)	(41)	(3,145)	(8,286)	(15,755)
Receive	GBP	-	-	-	-	-	-	-
Pay	GBP	(628)	-	-	-	-	(470)	(1,098)
Receive	JPY	18	552	-	-	-	138	708
Pay	JPY	-	-	-	-	-	-	-

Millions of euros	2011	2012	2013	2014	2015	Subsequent years	Total
Receive	MAD	-	89	-	-	-	-	89
Pay	MAD	-	(89)	-	-	-	-	(89)
Receive	MXN	-	-	-	-	-	-	-
Pay	MXN	(12)	(12)	(12)	(12)	(12)	(182)	(242)
Receive	PEN	-	-	-	-	-	-	-
Pay	PEN	(17)	(28)	(19)	(14)	(14)	(54)	(146)
Receive	UFC	41	206	-	171	-	-	418
Pay	UFC	(133)	(103)	-	-	-	-	(236)
Receive	USD	1,526	225	3,224	151	4,007	8,104	17,237
Pay	USD	(185)	-	(112)	-	(268)	-	(565)
Receive	UDI	12	12	12	12	12	186	246
Pay	UDI	-	-	-	-	-	-	-
TOTAL		30	126	20	(24)	99	24	275
Forwards
Receive	ARS	-	-	-	-	-	-	-
Pay	ARS	(229)	-	-	-	-	-	(229)
Receive	BRL	-	-	-	-	-	-	-
Pay	BRL	(156)	-	-	-	-	-	(156)
Receive	CLP	129	-	-	-	-	-	129
Pay	CLP	(129)	-	-	-	-	-	(129)
Receive	COP	65	-	-	-	-	-	65
Pay	COP	(295)	-	-	-	-	-	(295)
Receive	CZK	-	-	-	-	-	-	-
Pay	CZK	(718)	-	-	-	-	-	(718)
Receive	EUR	3,357	-	-	-	-	-	3,357
Pay	EUR	(3,055)	(32)	(18)	-	-	-	(3,105)
Receive	GBP	2,257	8	-	-	-	-	2,265
Pay	GBP	(1,031)	-	-	-	-	-	(1,031)
Receive	MXN	286	-	-	-	-	-	286
Pay	MXN	(746)	-	-	-	-	-	(746)
Receive	PEN	42	2	-	-	-	-	44
Pay	PEN	(12)	-	-	-	-	-	(12)
Receive	UFC	-	-	-	-	-	-	-
Pay	UFC	(11)	-	-	-	-	-	(11)
Receive	USD	2,351	26	21	-	-	-	2,398
Pay	USD	(2,107)	(2)	-	-	-	-	(2,109)
TOTAL		(2)	2	3	-	-	-	3

APPENDIX IV: INTEREST-BEARING DEBT

The main financing transactions included under this heading outstanding at December 31, 2011 and 2010 and their nominal amounts are as follows:

Descriptive name summary	Contractual limit amount	Currency	Outstanding principal balance (millions of euros)		Arrangement	Maturity
	(millions)		12/31/11	12/31/10	date	date
Total Telefónica, S.A. and its instrument companies
Telefónica, S.A. 2005 syndicated facility	650	EUR	-	300	06/28/05	06/28/11
Telfisa EIB bilateral facility	300	EUR	-	300	12/12/06	12/12/11
Telefónica Europe, B.V. 2006 syndicated facility	4,200	GBP	2,965	2,945
Tramo D (*)	2,100	GBP	2,502	2,459	12/07/06	12/14/12
Tramo E (*)	2,100	GBP	463	486	12/07/06	12/14/13
Telefónica, S.A. 2010 syndicated facility	8,000	EUR	8,000	6,000
Tranche A.1	1,000	EUR	1,000	3,000	07/28/10	07/28/13
Tranche A.2	2,000	EUR	2,000	-	07/28/10	07/28/14
Tranche A.3	2,000	EUR	2,000	-	07/28/10	07/28/16
Tranche B	3,000	EUR	3,000	3,000	07/28/10	07/28/15
Bilateral loan	160	EUR	160	160	12/22/10	12/22/15
Telfisa EIB bilateral facility	100	EUR	100	100	01/31/07	01/31/15
Telfisa EIB bilateral facility	375	EUR	375	375	01/30/08	01/30/15
Telfisa EIB bilateral facility	253	USD	196	227	09/15/04	09/15/16
Cajas Telefónica, S.A. 2006 Saving Bank’s syndicated facility	700	EUR	700	700	04/21/06	04/21/17
Telefónica, S.A. ECAs – EKN loan	472	USD	259	-	02/12/10	11/30/19
Telefónica Europe, B.V. bilateral	15,000	JPY	150	138	08/16/07	07/27/37

Other operators
Telefónica Chile 2005 syndicated facility	150	USD	-	112	10/28/05	06/21/11
Móviles Chile 2006 syndicated facility	180	USD	-	134	12/29/05	01/05/11
Cesky financing	115	EUR	115	115	07/30/97	07/30/12
Telefónica Chile 2008 syndicated facility	150	USD	116	112	06/09/08	05/13/13
Telefónica Brasil bilateral loan – Banco do Brasil	150	USD	116	-	10/31/11	10/25/13
Vivo bilateral loan - BNDES	818	BRL	339	509	07/13/07	08/15/14
Colombia Telecomunicaciones loan	310,000	COP	123	121	12/28/09	12/28/14
Vivo EIB bilateral	265	USD	212	203	02/29/08	03/02/15
Atento syndicated facility	235	EUR	228	-	03/29/11	03/29/15
Telefónica Brasil bilateral loan - BNDES	1,390	BRL	576	812	10/23/97	05/15/15
Móviles Colombia IDB financing	273	USD	211	367
Tranche A	83	USD	64	83	12/20/07	11/15/14
Tranche B	190	USD	147	284	12/20/07	11/15/12
Vivo bilateral loan - BNB	255	BRL	111	170	10/30/08	10/30/16
Telefónica Brasil bilateral loan - BNDES	3,000	BRL	414	-	09/20/11	07/15/19

Others			6,157	6,069
Total			21,623	19,907

(*) Multi-currency loan

APPENDIX V: MAIN COMPANIES COMPRISING THE TELEFÓNICA GROUP

The table below lists the main companies comprising the Telefónica Group at December 31, 2011 and the main investments consolidated using the equity method.

Included for each company are the company name, corporate purpose, country, functional currency, share capital (in million of functional currency units), the Telefónica Group's effective shareholding and the company or companies through which the Group holds a stake.

Name and corporate purpose	Country	Currency	Capital	% Telefónica Group	Holding company
Parent company:
Telefónica, S.A.	Spain	EUR	4,564
Telefónica Spain
Telefónica de España, S.A.U. Telecommunications service provider	Spain	EUR	1,024	100%	Telefónica, S.A. (100%)
Telefónica Móviles España, S.A.U. Wireless communications services provider	Spain	EUR	423	100%	Telefónica, S.A. (100%)
Acens Technologies, S.L. Hosting, housing and telecommunications solutions service provider	Spain	EUR	23	100%	Telefónica de España, S.A.U. (100%)
Telefónica Soluciones Sectoriales, S.A.U. Consulting services for ICT companies	Spain	EUR	14	100%	Telefónica de España, S.A.U. (100%)
Teleinformática y Comunicaciones, S.A.U. (TELYCO) Promotion, marketing and distribution of telephone and telematic equipment and services	Spain	EUR	8	100%	Telefónica de España, S.A.U. (100%)
Telefónica Serv. de Informática y Com. de España, S.A.U. Telecommunications systems, networks and infrastructure engineering	Spain	EUR	5	100%	Telefónica de España, S.A.U. (100%)
Telefónica Cable, S.A.U. Cable telecommunication services provider	Spain	EUR	3	100%	Telefónica de España, S.A.U. (100%)
Iberbanda, S.A. Broadband telecommunications operator	Spain	EUR	2	100%	Telefónica de España, S.A.U. (100%)
Telefónica Telecomunicaciones Públicas, S.A.U. Installation of public telephones	Spain	EUR	1	100%	Telefónica de España, S.A.U. (100%)
Interdomain, S.A.U. Internet resources operator	Spain	EUR	-	100%	Telefónica Soluciones Sectoriales, S.A. (100%)
Telefónica Remesas, S.A. Remittance management	Spain	EUR	-	100%	Telefónica Telecomunicaciones Públicas, S.A.U. (100%)
Tuenti Technologies, S.L. Private social platform	Spain	EUR	-	91.38%	Telefónica Móviles España, S.A.U. (91.38%)
Telefónica Latin America
Telefónica Internacional, S.A.U. Investment in the telecommunications industry abroad	Spain	EUR	2,839	100%	Telefónica, S.A. (100%)
Telefónica International Holding, B.V. Holding company	Netherlands	EUR	-	100%	Telefónica Internacional, S.A.U. (100%)

Name and corporate purpose	Country	Currency	Capital	% Telefónica Group	Holding company
Latin American Cellular Holdings, B.V. Holding company	Netherlands	EUR	281	100%	Telefónica, S.A. (100%)
Telefónica Datacorp, S.A.U. Telecommunications service provider and operator	Spain	EUR	700	100%	Telefónica, S.A. (100%)
Telefónica Brasil, S.A. Wireline telephony operator in Sao Paulo	Brazil	BRL	37,798	73.92%	Telefónica Internacional, S.A.U. (29.42%) Sao Paulo Telecomunicaçoes Participaçoes, Ltda. (19.72%) Telefónica, S.A. (24.72%) Telefónica Chile, S.A. (0.06%)
Vivo, S.A. Wireless services operator	Brazil	BRL	7,051	73.9%	Telefónica Brasil, S.A.(100%)
Compañía Internacional de Telecomunicaciones, S.A. Holding company	Argentina	ARS	561	100%	Telefónica Holding de Argentina, S.A. (47.22%) Telefónica Móviles Argentina Holding, S.A. (42.77%) Telefónica International Holding, B.V. (10.01%)
Telefónica de Argentina, S.A. Telecommunications service provider	Argentina	ARS	624	100%
Compañía Internacional de Telecomunicaciones, S.A. (51.49%)
Telefónica Internacional, S.A. (16.20%)
Telefónica Móviles Argentina, S.A. (29.56%)
Telefónica International Holding, B.V. (0.95%)
Telefónica, S.A. (1.80%)

Telefónica Móviles Argentina Holding, S.A. Holding company	Argentina	ARS	1,198	100%	Telefónica, S.A. (75%) Telefónica Internacional, S.A.U. (25%)
Telefónica Venezolana, C.A. Wireless communications operator	Venezuela	VEF	1,468	100%	Latin America Cellular Holdings, B.V. (97.04%) Telefónica, S.A. (0.09%) Comtel Comunicaciones Telefónicas, S.A. (2.87%)
Telefónica Móviles Chile, S.A. Wireless communications services operator	Chile	CLP	589,404	99.99%	TEM Inversiones Chile Ltda. (99.99%)
Telefónica Chile, S.A. Local and international long distance telephony services provider	Chile	CLP	578,078	97.89%	Inversiones Telefónica Internacional Holding Ltda. (53.00%) Telefónica Internacional de Chile, S.A. (44.89%)
Telefónica del Perú, S.A.A. Local, domestic and international long distance telephone service provider	Peru	PEN	2,962	98.33%	Telefónica Internacional, S.A.U. (49.90%) Latin America Cellular Holdings, B.V. (48.28%) Telefónica, S.A. (0.15%)
Telefónica Móviles Perú, S.A.C. Wireless communications services provider	Peru	PEN	625	99.99%	Telefónica del Perú, S.A.A. (99.99%)

Name and corporate purpose	Country	Currency	Capital	% Telefónica Group	Holding company
Colombia Telecomunicaciones, S.A. ESP Communications services operator	Colombia	COP	909,929	52.03%	Telefónica Internacional, S.A.U. (52.03%)
Telefónica Móviles Colombia, S.A. Wireless communications operator	Colombia	COP	82	100%	Olympic, Ltda. (50.57%) Telefónica, S.A. (49.43%)
Telefónica Móviles México, S.A. de C.V. (MEXICO) Holding company	Mexico	MXN	50,452	100%	Telefónica, S.A. (100%)
Pegaso Comunicaciones y Sistemas, S.A. de C.V. Wireless telephone and communications services	Mexico	MXN	27,173	100%	Telefónica Móviles México, S.A. de C.V. (100%)
Telefónica Móviles del Uruguay, S.A. Wireless communications and services operator	Uruguay	UYU	255	100%	Latin America Cellular Holdings, B.V. (68.00%) Telefónica, S.A. (32.00%)
Telefónica Larga Distancia de Puerto Rico, Inc. Telecommunications service operator	Puerto Rico	USD	-	98%	Telefónica Internacional Holding, B.V. (98%)
Telefónica Móviles Panamá, S.A. Wireless telephony services	Panama	USD	24	100%	Telefónica, S.A. (56.31%) Panamá Cellular Holdings, B.V. (43.69%)
Telefónica Móviles El Salvador, S.A. de C.V. Provision of wireless and international long distance communications services	El Salvador	USD	187	99.18%	Telefónica El Salvador Holding, S.A. de C.V. (99.18%)
Telefónica Móviles Guatemala, S.A. Wireless, wireline and radio paging communications services provider	Guatemala	GTQ	1,420	99.98%	TCG Holdings, S.A. (65.99%) Telefónica, S.A. (13.60%) Guatemala Cellular Holdings, B.V. (13.12%) Panamá Cellular Holdings, B.V. (7.27%)
Telefonía Celular de Nicaragua, S.A. Wireless telephony services	Nicaragua	NIO	247	100%	Latin America Cellular Holdings, B.V. (100%)
Otecel, S.A. Wireless communications services provider	Ecuador	USD	183	100%	Ecuador Cellular Holdings, B.V. (100%)
Telefónica de Costa Rica TC, S.A. Wireless communications	Costa Rica	CRC	91,047	100%	Telefónica, S.A. (100%)
Wayra Investigacion y Desarrollo, S.L. Talent identification and development in ICT.	Spain	EUR	-	100%	Telefónica Internacional, S.A.U. (100%)
WY Telecom, S.A. de C.V. Talent identification and development in ICT.	Mexico	MXN	8	100%	Telefónica Móviles México, S.A. de C.V. (98%) Pegaso PCS, S.A. de C.V. (2%)
Wayra Argentina, S.A. Talent identification and development in ICT.	Argentina	ARS	7	100%	Telefónica Móviles Argentina, S.A. (90%) Telefónica Internacional Holding, B.V. (10%)
Wayra Colombia, S.A.S. Technological innovation-based business project development	Colombia	COP	5	100%	Telefónica Móviles Colombia, S.A. (100%)
Proyecto Wayra, C.A. Commercial, industrial and mercantile activities	Venezuela	VEF	2	100%	Telefónica Venezolana, C.A. (100%)

Name and corporate purpose	Country	Currency	Capital	% Telefónica Group	Holding company
Wayra Perú Aceleradora de Proyectos, S.A.C. Technological innovation-based business project development	Peru	PEN	2	100%	Telefónica del Perú, S.A.A. (99.99%) Telefónica Móviles Perú, S.A.C. (0.01%)
Terra Networks Brasil, S.A. ISP and portal	Brazil	BRL	1,046	100%	Sao Paulo Telecomunicaçoes Participaçoes, Ltda. (100%)
Terra Networks México, S.A. de C.V. ISP, portal and real-time financial information services	Mexico	MXN	45	99.99%	Terra Networks Mexico Holding, S.A. de C.V. (99.99%)
Terra Networks Perú, S.A. ISP and portal	Peru	PEN	10	99.99%	Telefónica Internacional, S.A.U. (99.99%)
Terra Networks Argentina, S.A. ISP and portal	Argentina	ARS	7	100%	Telefónica Internacional, S.A.U. (99.99%) Telefónica International Holding, B.V. (0.01%)
Terra Networks Guatemala, S.A. ISP and portal	Guatemala	GTQ	154	99.99%	Telefónica Internacional, S.A.U. (99.99%)
Telefónica Holding Atticus, B.V. Holding company	Netherlands	EUR	-	100%	Telefónica Internacional, S.A.U. (100%)
Telefónica Europe
Telefónica Europe plc Holding company	UK	GBP	39	100%	Telefónica, S.A. (100%)
MmO2 plc Holding company	UK	GBP	9	99.99%	Telefónica Europe plc (99.99%)
O2 Holdings Ltd. Holding company	UK	GBP	12	100%	MmO2 plc (100%)
Telefónica UK Ltd. Wireless communications services operator	UK	GBP	17	100%	O2 Networks Ltd. (80.00%) O2 Cedar Ltd. (20.00%)
Tesco Mobile Ltd. (*) Wireless telephony services	UK	GBP	-	50%	O2 Communication Ltd. (50.00%)
O2 (Europe) Ltd. Holding company	UK	EUR	1,239	100%	Telefónica, S.A. (100%)
Telefónica Germany GmbH & Co. OHG Wireless communications services operator	Germany	EUR	51	100%	Telefónica Germany Verwaltungs GmBh (99.99%) Telefónica O2 Germany Management GmBh (0.01%)
Telefonica Ireland Ltd. Wireless communications services operator	Ireland	EUR	98	100%	O2 Netherland Holdings B.V. (97.06%) Kilmaine, Ltd. (2.94%)
Jajah Inc. IP telephony platform	US	USD	-	100%	Telefónica Europe plc (100%)
Telefónica Czech Republic, a.s. Telecommunications service provider	Czech Republic	CZK	32,209	69.41%	Telefónica, S.A. (69.41%)
Telefónica Slovakia, s.r.o. Wireless telephony, internet and data transmission services	Slovak Republic	EUR	240	69.41%	Telefónica Czech Republic, a.s. (100%)

Name and corporate purpose	Country	Currency	Capital	% Telefónica Group	Holding company
Telefónica International Wholesale Services II, S.L. International services provider	Spain	EUR	-	100%	Telefónica, S.A. (100%)
Telefónica International Wholesale Services, S.L. International services provider	Spain	EUR	230	100%	Telefónica, S.A. (92.51%) Telefónica Datacorp, S.A.U.(7.49%)
Telefónica International Wholesale Services America, S.A. Provision of high bandwidth communications services	Uruguay	UYU	14,563	100%	Telefónica, S.A. (74.36%) Telefónica International Wholesale Services, S.L. (25.64%)
Telefónica International Wholesale Services USA, Inc. Provision of high bandwidth communications services	US	USD	36	100%	T. International Wholesale Services America, S.A. (100%)
Other companies
Telefónica Global Services, GmbH Purchasing services	Germany	EUR	-	100%	Telefónica Germany GmbH & Co. OHG (100%)
Telefónica Global Roaming, GmbH Optimization of network traffic	Germany	EUR	-	100%	Telefónica Global Services, GmbH (100%)
Telefónica Compras Electrónicas, S.L. Development and provision of information society services	Spain	EUR	-	100%	Telefónica Global Services, GmbH (100%)
Telefónica de Contenidos, S.A.U. Organization and operation of multimedia service-related businesses	Spain	EUR	1,865	100%	Telefónica, S.A. (100%)
Televisión Federal S.A.- TELEFE Provision and operation TV and radio broadcasting – ervices	Argentina	ARS	135	100%	Atlántida Comunicaciones S.A. (79.02%) Enfisur S.A. (20.98%)
Atlántida Comunicaciones, S.A. Media	Argentina	ARS	22	100%	Telefónica Media Argentina S.A. (93.02%) Telefónica Holding de Argentina, S.A. (6.98%)
Telefónica Servicios Audiovisuales, S.A.U. Provision of all type of audiovisual telecommunications services	Spain	EUR	6	100%	Telefónica de Contenidos, S.A.U. (100%)
Telefónica On The Spot Services, S.A.U. Provision of telemarketing services	Spain	EUR	1	100%	Telefónica de Contenidos, S.A.U. (100%)
Telefónica Broadcast Services, S.L.U. DSNG-based transmission and operation services	Spain	EUR	-	100%	Telefónica Servicios Audiovisuales, S.A.U. (100%)
Telefónica Learning Services, S.L. Vertical e-learning portal	Spain	EUR	1	100%	Telefónica Digital España, S.L. (100%)
Red Universal de Marketing y Bookings Online, S.A. (RUMBO) (*) Online travel agency	Spain	EUR	1	50.00%	Telefónica Digital España, S.L. (50.00%)
Atento Inversiones y Teleservicios, S.A.U. Holding company	Spain	EUR	24	100%	Telefónica, S.A. (100%)
Atento Ceská Republika, a.s. Provision of call-center services	Czech Republic	CZK	1	100%	Atento Inversiones y Teleservicios, S.A. (100%)
Atento Teleservicios España, S.A.U. Provision of all type of telemarketing services	Spain	EUR	1	100%	Atento N.V. (100%)

Name and corporate purpose	Country	Currency	Capital	% Telefónica Group	Holding company
Atento Impulsa, S.L.U. Management of specialist job centers for people with disabilities	Spain	EUR	-	100%	Atento Teleservicios España, S.A. (100%)
Atento N.V. Holding company and telecommunications service provider	Netherlands	EUR	-	100%	Atento Inversiones y Teleservicios, S.A. (100%)
Atento Brasil, S.A. Provision of call-center services	Brazil	BRL	152	100%	Atento N.V. (100%)
Atento Colombia, S.A. Provision of call-center services	Colombia	COP	2,997	100%	Atento N.V. (94.98%) Atento Mexicana, S.A. De C.V. (5.00%) Atento Venezuela, S.A. (0.01%) Atento Brasil, S.A. (0.004%) Teleatento del Perú, S.A.C. (0.004%)
Atento Argentina, S.A. Provision of call-center services	Argentina	ARS	4	100%	Atento Holding Chile, S.A. (75.56%) Atento N.V. (24.44%)
Atento Mexicana, S.A. de C.V. Provision of call-center services	Mexico	MXN	47	100%	Atento N.V. (100%)
Teleatento del Perú, S.A.C. Provision of call-center services	Peru	PEN	14	100%	Atento N.V. (83.33%) Atento Holding Chile, S.A. (16.67%)
Atento Chile, S.A. Telecommunications services provider	Chile	CLP	11,128	100%	Atento Holding Chile, S.A. (71.16%) Telefónica Chile, S.A. (27.44%) Telefónica Empresas Chile, S.A. (0.96%) Telefónica Larga Distancia, S.A. (0.44%)
Atento Centroamérica, S.A. Provision of call-center services	Guatemala	GTQ	55	100%	Atento N.V. (99.99%) Atento El Salvador, S.A. de C.V. (0.01%)
Telfin Ireland Ltd. Intragroup financing	Ireland	EUR	-	100%	Telefónica, S.A. (100%)
Telefónica Digital España, S.L. Holding company	Spain	EUR	7	100%	Telefónica, S.A. (100%)
Telefónica Ingeniería de Seguridad, S.A.U. Security services and systems	Spain	EUR	7	100%	Telefónica, S.A. (100%)
Telefónica Engenharia de Segurança do Brasil, Ltda. Security services and systems	Brazil	BRL	35	99.99%	Telefónica Ingeniería de Seguridad, S.A. (99.99%)
Telefónica Capital, S.A.U. Finance company	Spain	EUR	7	100%	Telefónica, S.A. (100%)
Lotca Servicios Integrales, S.L. Aircraft ownership and operation	Spain	EUR	17	100%	Telefónica, S.A. (100%)
Fonditel Pensiones, Entidad Gestora de Fondos de Pensiones, S.A. Administration of pension funds	Spain	EUR	16	70.00%	Telefónica Capital, S.A. (70.00%)

Name and corporate purpose	Country	Currency	Capital	% Telefónica Group	Holding company
Fonditel Gestión, Soc. Gestora de Instituciones de Inversión Colectiva, S.A. Administration and representation of collective investment schemes	Spain	EUR	2	100%	Telefónica Capital, S.A. (100%)
Telefónica Investigación y Desarrollo, S.A.U. Telecommunications research activities and projects	Spain	EUR	6	100%	Telefónica, S.A. (100%)
Telefónica Investigación y Desarrollo de México, S.A. de C.V. Telecommunications research activities and projects	Mexico	MXN	-	100%	Telefónica Investigación y Desarrollo, S.A. (100%)
Telefónica Luxembourg Holding, S.à.r.L. Holding company	Luxembourg	EUR	8	100%	Telefónica, S.A. (100%)
Casiopea Reaseguradora, S.A. Reinsurance	Luxembourg	EUR	4	100%	Telefónica Luxembourg Holding, S.à.r.L. (100%)
Pléyade Peninsular, Correduría de Seguros y Reaseguros del Grupo Telefónica, S.A. Distribution, promotion or preparation of insurance contracts	Spain	EUR	-	100%	Telefónica Finanzas, S.A.U. (TELFISA) (83.33%) Telefónica, S.A. (16.67%)
Telefónica Insurance, S.A. Direct insurance transactions	Luxembourg	EUR	6	100%	Casiopea Reaseguradora, S.A. (95.00%) Seguros de Vida y Pensiones Antares, S.A. (5.00%)
Seguros de Vida y Pensiones Antares, S.A. Life insurance, pensions and health insurance	Spain	EUR	51	100%	Telefónica, S.A. (89.99%) Casiopea Reaseguradora, S.A. (10.01%)
Telefónica Finanzas, S.A.U. (TELFISA) Integrated cash management, consulting and financial support for Group companies	Spain	EUR	3	100%	Telefónica, S.A. (100%)
Fisatel Mexico, S.A. de C.V. Integrated cash management, consulting and financial support for Group companies	Mexico	MXN	5	100%	Telefónica, S.A. (100%)
Telfisa Global, B.V. Integrated cash management, consulting and financial support for Group companies	Netherlands	EUR	-	100%	Telefónica, S.A. (100%)
Telefónica Europe, B.V. Fund raising in capital markets	Netherlands	EUR	-	100%	Telefónica, S.A. (100%)
Telefónica Finance USA, L.L.C. (**) Financial intermediation	US	EUR	2,000	0.01%	Telefónica Europe, B.V. (0.01%)
Telefónica Emisiones, S.A.U. Financial debt instrument issuer	Spain	EUR	-	100%	Telefónica, S.A. (100%)
Spiral Investments, B.V. Holding company	Netherlands	EUR	39	100%	Telefónica Móviles España, S.A.U. (100%)
Telefónica Global Technology, S.A.U. Gloabl management and operation of IT systems	Spain	EUR	10	100%	Telefónica, S.A. (100%)
Telefónica Móviles Soluciones y Aplicaciones, S.A. IT and communications services provider	Chile	CLP	7,801	100%	Telefónica S.A. (100%)

Name and corporate purpose	Country	Currency	Capital	% Telefónica Group	Holding company
Aliança Atlântica Holding B.V. Holding company	Netherlands	EUR	40	93.99%	Telefónica, S.A. (50.00%) Telefónica Brasil, S.A. (43.99%)
Telefónica Gestión de Servicios Compartidos España, S.A. Management and administrative services rendered	Spain	EUR	8	100%	Telefónica, S.A. (100%)
Telefónica Gestión de Servicios Compartidos, S.A.C. Management and administrative services rendered	Argentina	ARS	-	99.99%	T. Gestión de Servicios Compartidos España, S.A. (95.00%) Telefónica, S.A. (4.99%)
Telefónica Gestión de Servicios Compartidos, S.A. Management and administrative services rendered	Chile	CLP	1,019	97.89%	Telefónica Chile, S.A.(97.89%)
Telefónica Gestión de Servicios Compartidos, S.A. Management and administrative services rendered	Peru	PEN	1	100%	T. Gestión de Servicios Compartidos España, S.A. (99.99%) Telefónica del Perú, S.A.A. (0.01%)
Cobros Serviços de Gestao, Ltda. Management and administrative services rendered	Brazil	BRL	-	99.33%	T. Gestión de Servicios Compartidos España, S.A. (99.33%)
Tempotel, Empresa de Trabajo Temporal, S.A. Temporary employment agency	Spain	EUR	-	100%	T. Gestión de Servicios Compartidos España, S.A. (100%)
Telefonica Serviços Empresariais do BRASIL, Ltda. Management and administrative services rendered	Brazil	BRL	12	99.99%	T. Gestión de Servicios Compartidos España, S.A. (99.99%)
Telefónica Gestión de Servicios Compartidos México, S.A. de C.V. Management and administrative services rendered	Mexico	MXN	50	100%	T. Gestión de Servicios Compartidos España, S.A. (100%)
Telefónica Servicios Integrales de Distribución, S.A.U. Distribution services provider	Spain	EUR	2	100%	T. Gestión de Servicios Compartidos España, S.A. (100%)
Companies accounted for using the equity method
Telefónica Factoring España, S.A. Factoring services provider	Spain	EUR	5	50.00%	Telefónica, S.A. (50.00%)
Telefónica Factoring Do Brasil, Ltd. Factoring services provider	Brazil	BRL	5	50.00%	Telefónica, S.A. (40.00%) Telefónica Factoring España, S.A. (10.00%)
Telefónica Factoring Mexico, S.A. de C.V. SOFOM ENR Factoring services provider	Mexico	MXN	33	50.00%	Telefónica, S.A. (40.5%) Telefónica Factoring España, S.A. (9.50%)
Telefónica Factoring Perú, S.A.C. Factoring services provider	Peru	PEN	6	50.00%	Telefónica, S.A. (40.5%) Telefónica Factoring España, S.A. (9.50%)
Telefónica Factoring Colombia, S.A. Factoring services provider	Colombia	COP	4,000	50.00%	Telefónica, S.A. (40.5%) Telefónica Factoring España, S.A. (9.50%)
Telco, S.p.A. Holding company	Italy	EUR	2,186	46.18%	Telefónica, S.A. (46.18%)
DTS Distribuidora de Televisión Digital, S.A. Broadcasting, satellite TV signal transmission and linkage services	Spain	EUR	126	22.00%	Telefónica de Contenidos, S.A.U. (22%)

Name and corporate purpose	Country	Currency	Capital	% Telefónica Group	Holding company
Hispasat, S.A. Operation of a satellite telecommunications system	Spain	EUR	122	13.23%	Telefónica de Contenidos, S.A.U. (13.23%)
China Unicom (Hong Kong) Limited Telecommunications service operator	China	RMB	2,311	9.57%	Telefónica Internacional, S.A.U. (9.57%)

(*) Consolidated by using proportionate consolidation method
(**) Fully consolidated with 100% of voting rights

Through these consolidated financial statements, Telefónica (Germany) GmbH & Co. OHG, complies with the provisions of Art. 264b HGB [“Handelsgesetzbuch”: Germany code of commerce], and is exempt in accordance with the stipulations of Art. 264b HGB.

APPENDIX VI: KEY REGULATORY ISSUES AND CONCESSIONS AND LICENSES HELD BY THE TELEFÓNICA GROUP

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

The main issues regarding the regulatory environment in which the Group operates, as well as the service licenses, concessions and authorizations held by the Group at December 31, 2011, are described below.

Regulatory environment

The regulatory debate in 2011 remained focused on the roll-out of ultra-high speed networks, roaming charges and net neutrality, all important issues for the development of the European telecommunications market and the Information Society.

In March 2011, the European Commission held a roundtable with 39 executives of telecommunications, equipment and content companies to discuss speeding up Next Generation network deployment. In July, the industry representatives presented 11 specific proposals regarding the sustainability of the internet ecosystem, interoperability, the framework for investments and network funding. This initiative sparked debate over new mechanisms for fiber network development, particularly co-investment between operators and public-private funding.

In this connection, in October the Commission held a consultation on the current costs and pricing of copper networks and the future fiber networks. The Commission encourages investment in fiber and is currently looking at how to set prices for current and future wholesale services to achieve this goal.

In April, the Commission released a report on Net Neutrality, in which it maintains the non-regulatory alternative. It did, however, pose the need to know and supervise operators’ traffic management practices. The Commission turned to BEREC to draft a set of guidelines for transparency and minimum quality of service standards.

In July, the Commission released a proposal for a review of the Roaming Regulation aimed a achieving a long-term solution to continued high roaming costs. The proposal entails a dramatic change to how roaming services have been provided in Europe until now. From July 2014, mobile operators would be forced to separate the sale of roaming services from their domestic services. This would allow users to choose a different operator for calls made in other Member States. The proposal includes a transitional period during which the current maximum prices would be applied until the structural measure is implemented. Retail data roaming prices would also include new caps.

In Spain, the government reorganized spectrum during the year 2011 to prepare the industry for mobile broadband. In an auction, Telefónica Móviles España, S.A.U. obtained 6 MHz (2x10 MHz each) in the 800 MHz (2x10 MHz), 900 MHz (2x10 MHz) and 2.6 GHz (2x20 MHz each) bands for a total of 842 million euros, of which it has already paid 441 million euros. It has until June 1, 2012, to pay the remaining 401 million euros.

The government also held a tender to appoint the operator(s) in charge of providing components of the universal service. Telefónica de España, S.A.U. was appointed public electronic communications network connection and public telephony service provider. It was also entrusted with drafting and delivering the telephone directory to subscribers of public telephone service.

Telefónica Telecomunicaciones Públicas, S.A.U. was engaged to oversee the part of universal service dealing with having a sufficient number of public pay telephones. The concession for the appointment of the universal service operator is for five years, from January 1, 2012 to December 31, 2017.

Also during the year, the government passed Royal Decree 726/ 2011, of May 20, which states that connection to the public electronic communications network with internet access, guaranteed under the universal service, must allow for broadband data communication with download speeds of at least 1Mbit per second.

As regards regulation of relevant markets, a general Service Level Agreement (SLA) model was implemented –within the scope of NEON (new national operator environment)- to ensure quality indicators in wholesale offers. The Spanish telecoms regulator, Comisión del Mercado de Telecomunicaciones (CMT), raised the price of the unbundled loop and cut prices for wholesale access to the telephone network (AMLT). The regulator put a freeze on monthly charges and finally approved the new wholesale broadband service (NEBA), which will replace the current indirect access service. Lastly, in December 2011, the CMT launched a public consultation on mobile network call termination rates, proposing a reduction of 75-80%.

The government prepared a draft bill amending General Telecommunications Law 32/2003, of November 3, to adapt it to the package of EU directives on electronic communications. It set the deadline for transposing these directives into Spanish law at May 25, 2011. The November 20 general elections and the dissolution of the house of representatives delayed passage of this law for its presentation to congress and the senate in the new legislature. Accordingly, the directives were not transposed within the established timeframe.

Finally, the European Commission brought the Kingdom of Spain before the European Court of Justice in 2011 for failure to eliminate within the established timeframe the tax included in the law on funding of RTVE, which affects Telefónica España, S.A.U., Telefónica Móviles, S.A.U. and Telefónica Telecomunicaciones Públicas, S.A.U. as electronic communications operators (0.9% of gross operating revenues excluding those obtained in the wholesale market) and providers of conditional access services to pay TV (1.5% of gross operating income).

In the other European markets where Telefónica operates, discussions surrounding the procedures for awarding and sharing radioelectric spectrum intensified in 2011. In Germany, the regulator launched a public consultation to identify demand for spectrum in the 900 MHz and 1800 MHz frequencies from 2017. A decision in this respect should come in 2013. On October 21, 2011, amid the process for refarming, the regulator adopted the decision not to redistribute spectrum in the 900 MHz frequency, allowing Telefónica Germany to keep the spectrum allotted to it.

In the Czech Republic, in September 2011 the regulator (CTO) published the terms and conditions for a combined spectrum auction in the 800 MHz, 1800 MHz and 2.6 GHz bands. This auction will be held during the second half of 2012.

At the end of 2011, in Slovakia, the regulator set the guidelines for initiating an allocation of frequencies in the 800 MHz, 1800 MHz and 2.6 GHz bands in the first quarter of 2012.

In Ireland, the regulator continued to hold public consultations on a future spectrum auction expected to take place in 2012. Because of delays in the auction, Telefónica Ireland was given a provisional license in the 900 MHz band until 2013.

The national regulators also continued to adopt measures aimed at reducing mobile termination rates (MTRs). In the United Kingdom, in March 2011, regulator OFCOM adopted a decision to reduce termination rates. Both Vodafone and Everything Everywhere appealed this decision before the Competition Appeals Tribunal (CAT), with the support of Telefónica UK.

In the resolution to this appeal, the CAT agreed to bring forward the date of application of the rates for the year included in the OFCOM resolution (2015) to 2014, as it deemed this would help competition and, ultimately, consumers.

In Germany, the regulator adopted a decision in February 2011, with retroactive effects from December 1, 2010, cutting MTRs. The MTRs will remain effective until November 30, 2012. The German regulator also launched a consultation implementing a more stringent cost model, which is expected to be applied when the next MTRs are established.

In Slovakia, in May 2011, the regulator decided not to extend the asymmetric application of MTRs to Telefónica Slovakia.

In the Czech Republic, the regulator, CTO, reduced MTRs in two steps. From July 1, 2011, the price is 1.08 Czech crown per minute.

In Ireland, MTRs are established based on the average price of MTRs published by the BEREC.

In Latin America, in February 2011, the fine levied by the anti-trust authorities of Argentina imposed on Telefónica for late filing of notification of the concentration move related to the new composition of the company controlling Telecom Argentina was reduced to 50 million Argentine pesos (from 104.7 million Argentine pesos initially, equivalent to approximately 19 million euros).

In Brazil, in June 2011, the country’s President approved the new general targets for universal service plan (PGMU) applicable for 2011 to 2015. The PGMU lowers the targets for public telephone its large cities and sets out the installation of public telephones in remote and inaccessible areas. Along with approval of the PGMU, Telefónica signed a revised CFTS contract, valid between 2011 and 2015. The principal change relates to the end of restrictions on cable TV concessionaires, enabling Telefónica to exercise its option to acquire full control of TVA (the Abril group’s cable TV company).

Meanwhile, Telefónica Brasil signed a memorandum of understanding with the Communications Ministry to participate in the national broadband plan. With this document, Telefónica undertakes to offer 1 MB private broadband plans at a maximum price of 35 Brazilian reais and to gradually service all cities of São Paulo until 2014.

In June, Vivo signed the terms of operation of band H (1.8 GHz) spectrum, which it was awarded in the 2010 tender.

In October 2011, Anatel approved the fixed-mobile rate adjustment regulation, which entails a gradual reduction of these rates by applying a CPI- factor. This reduction factor is 18% in 2012, 12% in 2013 and 10% in 2014. The absolute decrease in public rates must be passed on to mobile interconnection prices (VU-M).

In Peru, on December 28, 2011, Osiptel set the cap on local calls from fixed telephones of Telefónica del Perú, S.A.A. customers to mobile telephony networks, for both personal and trunk communications. This new rate, in place since last December 30, came alongside a new rate scheme, which grants fixed telephony operators control over the rates for fixed-to-mobile calls.

In Chile, in line with the rate-setting procedure for the 5-year period from 2009 to 2014, the country’s ministry adopted a series of measures, including rates on local calls, access and minor local telephony service. In addition, rates were regulated for unbundled wholesale broadband

(Bitstream). For mobile rates, a cap was placed on access fees for network usage, while the time structure was also modified. A new rate-setting process will begin at the end of 2012.

On July 16, 2011, a new net neutrality law in Chile came into effect. Long-distance service was eliminated in some regions of the country between October and November. Around the beginning of 2014, it will be eliminated throughout the country.

Subtel called for bids in a public tender to allocate public fixed and/or mobile data transmission service in the 2.505 - 2.565 MHz and 2.625 - 2.685 MHz frequency bands. Bids will be received and opened on April 19, 2012.

In Mexico, through 2011, the Federal Telecommunications Commission (“Cofetel”), in a plenary meeting, issued a number of resolutions over interconnection disputes lodged by various operators. Among these, it set a mobile telephone call termination rate in Telefónica México’s mobile network and for other operators of 0.3912 Mexican pesos per minute of interconnection, measured by second and without rounding. Telefónica México has filed an administrative appeal to Cofetel’s resolutions, although to date they have not been resolved. In May 2011, the Supreme Court ruled that Cofetel’s resolutions regarding interconnection should not be suspended without effect as it was an issue on public interest.

On October 27, 2011, the CFC declared all mobile operators (except Nextel) in the switched termination services market to be dominant operators. Appeals were filed against these resolutions on December 13 and 16.

In Venezuela, CONATEL published a government order in February setting reference levels for setting interconnection prices for use of mobile telephone services based on long-run incremental costs with a breakdown of network components by CONATEL, which will only step in to set price where consensus is not reached in disputes among operators over interconnection prices during the period specified in the interconnection regulations.

In Colombia, the Telecommunications Regulation Commission (CRT) set a scaled reduction in mobile access charges from April 2012 to 2015 for both usage and capacity and initiated an individual administrative proceeding against COMCEL (América Móviles group) as the dominant operator. In May 2011, it designed a new protection scheme for convergent users. In August, it established a new interconnection regime for converging networks, laying down the general terms for network access for content and application providers. In December, it established the terms for providing content and application services on mobile networks, setting new government rules on numbering and mobile internet quality. It approved maximum regulated SMS rates among mobile operators from January 1, 2012 to December 31, 2014. It also issued the terms for net neutrality, allowing for product differentiation by customer usage profile and prohibiting arbitrary discrimination of traffic.

In Ecuador, the July 2010 ruling that Claro (América Móviles group) was the dominant mobile operator in the relevant mobile/domestic mobile market pursuant to an application submitted by Telecsa and MoviStar was upheld. The National Communications Department established the requirement that Claro share the infrastructure; MoviStar and Claro entered into a sharing agreement that covers the inclusion of base stations. This agreement is still in force.

In Guatemala, Congress unveiled a number of draft bills in 2011. Noteworthy of these regarding the renewal of frequency licenses is the proposed increase in license periods to 25 years from 15 years.

In El Salvador, amendments (interconnection prices and maximum rates) were made in April to the Telecommunications Law to establish that the ANR will set base interconnection prices and rates for fixed and mobile telephony users based on a cost model recognized by the UIT. The approved amounts must be reviewed each year. In addition, the country migrated to a system in which fixed-to-mobile call rates are set by the fixed telephony operator, which only has to pay the mobile operator an interconnection fee. The outcome of the first cost review by ANR was notified to operators in July 2011. In July 2012, the ANR must disclose the results of the approved fees and rates review.

In Panama, the National Public Services Regulator (ASEP) brought forward the deadline for portability to November 29, 2011 from the initial estimate of March 2012, declaring portability applicable first to mobile operators and then to fixed operators.

In Costa Rica, on January 7, 2011 the regulator (SUTEL) awarded Telefónica with one of the three licenses applied for, subject to the technical, financial and legal requirements laid down in the bidding documents. In May 2011, Telefónica and the Costa Rican government entered into an agreement for the use and operation of radioelectric spectrum to provide mobile telecommunications services for a period of 15 years. Telefónica began operations in November 2011.

Main concessions and licenses held by the Telefónica Group

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

Concessions for the use of spectrum are auctioned through a competitive, non-discriminatory procedure. Telefónica Móviles España holds rights to provide mobile services in certain spectrum bands. The main concessions are as follows:

Technology	Duration	End date	Renewal period
800 MHz	19 years	December 31, 2030	--
900 MHz (Pp. technological neutrality)	19 years	December 31, 2030	---
DCS-1800 (Pp. technological neutrality)	19 years	December 31, 2030	----
UMTS	20 years (+ 5 extension)	April 18, 2020 (+ April 5-18, 2025)	5 years
2.6 GHz	19 years	December 31, 2030	------

UK

Telefónica UK has provided GSM services since July 1994. In January 2011, this license was modified to enable the UMTS roll-out on the 900 MHz (2 x 17.4 MHz) and 1800MHz (2 x 5.8 MHz) frequency bands. This license is for an indefinite period. In April 2000, Telefónica UK obtained a UMTS license expiring on December 13, 2021 (2 x 10 MHz + 5 MHz). Telefónica UK may apply for indefinite validity for this license. To be eligible, it must agree to provide coverage to 90% of the population.

Germany

Telefónica O2 Germany obtained a GSM license for the 1800 MHz frequency band in October 1998, as well as a separate license for the 900 MHz band in February 2007 (GSM900 2 x 5 MHz and GSM 1800: 2 x 17.4 MHz). The GSM licenses expire on December 31, 2016.

These licenses are for a set period of time, although they may be renewed. The German regulator launched a public consultation to identify demand for spectrum in the 900 MHz and 1800 MHz frequencies from 2017. A decision in this respect is expected for 2013. On October 21, 2011, amid the process for refarming, the regulator adopted the decision not to redistribute spectrum in the 900 MHz frequency, allowing Telefónica Germany to keep the spectrum allotted to it.

In August 2000, Telefónica Germany obtained a UMTS license expiring on December 31, 2020 (2 x 9.9 MHz).

In May 2010, after a spectrum auction procedure, Telefónica Germany acquired 10 MHz in the 800 MHz band (Digital Dividend), 20 MHz in the 2.6 GHz band (paired), 10 MHz in the 2.6 GHz band (unpaired), 5 MHz in the 2.0 GHz band (paired), and 20 MHz in the 2.0 GHz band (unpaired). These licenses expire in 2025. The assigned frequencies may be used for any technology.

Czech Republic

Telefónica Czech Republic provides electronic mobile communications services in the 900 MHz and 1800 MHz bands, under the GSM standard, in accordance with CTO licenses valid until February 7, 2016; in the 2100 MHz band under the UMTS standard, valid until January 1, 2022; and in the 450 MHz band for CDMA 2000, valid until February 7, 2011. The Czech government has granted an individual license to operate the CDMA network, which is valid under November 30, 2013. The amendment to the Electronic Communications Law, which took effect on January 1, 2012, grants Telefónica Czech Republic (as the previous license holder) the right to obtain a new license in the same 450 MHz frequency without having to participate in a selection process.

Slovakia

On September 7, 2006, Telefónica Slovakia secured a license for supplying electronic communications services through the public network using the GSM and UMTS mobile network standards. The license was granted for 20 years and expires in September 2026.

Ireland

Since March 1997, Telefónica Ireland has been providing GSM services under a license granted in May 1996. The GSM900 license is for a 15-year period (GSM900: 2 x 7.2 MHz). In May 2011, the company was provisionally granted a license to extend the validity of its license until January 2013). In 2000, the company obtained another GSM 1800 license (2 x 14.4 MHz), also for 15 years. In October 2002, the company secured a 20-year UMTS license (2 x 15 MHz + 5 MHz).

Brazil

In Brazil, concessions are awarded for providing services under the public system and authorizations are granted for providing private system services. The only service provided under both systems is the Commuted Fixed Telephony Service (CFTS). All other services are provided under the private system.

The main differences between the systems relate to the obligations which operators have to fulfil. Public services concessionaires, such as Telefónica Brasil, are required to expand the network (universal service obligations) and ensure continuity in service undertakings. These obligations are not imposed on operators that provide services under the private system.

In the state of São Paulo, Telefónica Brasil provides local and long-distance CFTS under the public system. In the remaining states of Brazil, Telefónica Brasil provides local and long-distance CFTS, and broadband services, all under the private system.

In 2005, Telefónica Brasil’s concession arrangements for local and long-distance services were extended for an additional 20-year period.

Telefónica Brasil’s authorization for local and long-distance services under the private system was granted for an unlimited period of time.

Telefónica Brasil also holds an authorization to provide broadband data services under the private system in the state of São Paulo for an unlimited period of time.

Licenses for personal mobile services carry the right to provide mobile services for an unlimited period of time. However, the use of spectrum is restricted in accordance with the specific license conditions. All Telefónica’s Brazilian mobile operators are integrated under Vivo and hold the following licenses:

•	Vivo-Rio Grande do Sul (“A” band) until 2022 (renewed in 2006);

•	Vivo-Rio de Janeiro (“A” band) until 2020 (renewed in 2005);

•	Vivo-Espírito Santo (“A” band) until 2023 (renewed in 2008);

•	Vivo-Bahia (“A” band) and Vivo-Sergipe (“A” band) until 2023 (renewed in 2008);

•	Vivo-São Paulo (“A” band) until 2023 or 2024, for the cities of Ribeirão Preto and Guatapará (renewed in 2008);

•	Vivo-Paraná/Santa Catarina (“B” band) until 2013;

•	Vivo-Distrito Federal (“A” band) until 2021 (renewed in 2006);

•	Vivo-Acre (“A” band), Vivo-Rondônia (“A” band), Vivo-Mato Grosso (“A” band) and Vivo-Mato Grosso do Sul (“A” band) until 2024 (renewed in 2008);

•	Vivo-Goiás/Tocantins (“A” band) until 2023 (renewed in 2008);

•	Vivo-Amazonas/Roraima/Amapá/Pará/Maranhão (“B” band) until 2013;

•	Vivo Minas Gerais* (“A” band) until 2023 (renewed in 2007);

•	Vivo for the cities in which CTBC Telecom operates in the state of Minas Gerais* (“E” band) until 2020;

* Vivo Participações S.A. was incorporated by Vivo S.A. in 2011.

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

In December 2007, ANATEL auctioned off nationally 15 blocks in the 1900 MHz band (“L” band). Vivo won 13 through Brasil, except in the northern region and the towns of Londrina and Tamarana in the state of Paraná. The spectrum licenses, along with the related renewal dates, are as follows:

•	Vivo-Rio Grande do Sul (“L” band) until 2022 (renewed in 2006) or also to 2022 for cities in the Pelotas metropolitan area;

•	Vivo-Rio de Janeiro (“L” band) until 2020 (renewed in 2005);

•	Vivo-Espírito Santo (“L” band) until 2023 (renewed in 2008);

•	Vivo-Bahia (“L” band) and Vivo-Sergipe (“L” band) until 2023 (renewed in 2008);

•
Vivo-São Paulo (“L” band) until 2023, the cities of Ribeirão Preto, Guatapará and Bonfim Paulista (all renewed in 2008) until 2024, and the cities where CTBC Telecom operates in the state of São Paulo until 2022;

•	Vivo-Paraná (excluding the cities of Londrina and Tamarana)/Santa Catarina (“L” band) until 2013;

•	Vivo-Federal District (“L” band) until 2021 (renewed in 2006);

•
Vivo-Acre (“L” band), Vivo-Rondônia (“L” band), Vivo-Mato Grosso (“L” band) and Vivo-Mato Grosso do Sul (“L” band) until 2024 (renewed in 2008) and the city of Paranaíba de Mato Grosso do Sul until 2022;

•	Vivo-Goiás/Tocantins (“L” band) until 2023 (renewed in 2008) and the cities where CTBC Telecom operates in the state of Goiás until 2022; and

•	Vivo-Alagoas/Ceará/Paraíba/Piauí/Pernambuco/Rio Grande do Norte (“L” band) until 2022;

License renewals for the “L” band must be requested between 36 and 48 months in advance of the expiry date. Spectrum rights may be renewed only once, for a 15-year period. After this period, the license must be renegotiated.

In April 2008, ANATEL auctioned off 36 blocks 2100 MHz band (3G licenses). Vivo obtained nine in the “J” band through Brasil, enabling it to provide nationwide coverage in 3G. The spectrum licenses, along with the related renewal dates, are as follows:

•	Vivo-Rio Grande do Sul (including cities in the Pelotas metropolitan area) (“J” band) until 2023;

•	Vivo-Rio de Janeiro (“J” band) until 2023;

•	Vivo-Espírito Santo (“J” band) until 2023;

•	Vivo-Bahia (“J” band) and Vivo-Sergipe (“J” band) until 2023;

•	Vivo-São Paulo (including the cities of Ribeirão Preto, Guatapará and Bonfim Paulista and the cities where CTBC Telecom operates in the state of São Paulo) (“J” band) until 2023;

•	Vivo-Paraná (including the cities of Londrina and Tamarana)/Santa Catarina (“J” band) until 2023;

•	Vivo-Federal District (“J” band) until 2023;

•	Vivo-Acre (“J” band), Vivo-Rondônia (“J” band), Vivo-Mato Grosso (“J” band) and Vivo-Mato Grosso do Sul (including the city of Paranaíba) (“J” band) until 2023;

•	Vivo-Goiás (including the cities where CTBC Telecom operates in the state of Goiás)/Tocantins (“J” band) until 2023;

•	Vivo-Alagoas/Ceará/Paraíba/Piauí/Pernambuco/Rio Grande do Norte (“J” band) until 2023;

•	Vivo-Amazonas/Roraima/Amapá/Pará/Maranhão (“J” band) until 2023; and

•	Vivo-Minas Gerais (including the cities where CTBC Telecom operates in the state of Minas Gerais) (“J” band) until 2023

* Vivo Participações S.A. was incorporated by Vivo S.A. in 2011.

License renewals for the “J” band must be requested between 36 and 48 months in advance of the expiry date. Spectrum rights may be renewed only once, for a 15-year period. After this period, the license must be renegotiated.

In December 2010, ANATEL auctioned off 169 licenses in the 900 MHz, 1800 MHz and 2100 MHz frequencies. Vivo secured 23 blocks, 14 in 1800 MHz frequency band “D”, “E”, “M” and extension bands, and 9 in the 900 MHz extension bands, giving it nationwide coverage in the 1800 MHz frequency band. The spectrum licenses are up for renewal in 2023.

•	"M" Band (1800 MHz) in the Federal District and the states of Paraná, Santa Catarina, Rio Grande do Sul, Goiás, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondônia and Acre;

•	Extension of the 1800 MHz band throughout the State of São Paulo;

•	“D" Band (1800 MHz) in the cities of Pelotas, Morro Redondo, Capão do Leão and Turuçu in the state of Rio Grande do Sul;

•	"E" Band (1800 MHz) in the states of Alagoas, Ceará, Paraíba, Piauí, Pernambuco and Rio Grande do Norte;

•	Extension of the 900 MHz band in the State of Rio de Janeiro;

•	Extension of the 900 MHz band in the State of Espírito Santo;

•
Extension of the 900 MHz band in the States of Goiás, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondônia and Acre and the Federal District, with the exception of the cities of Paranaíba in the state of Mato Grosso do Sul and the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the state of Goiás;

•	Extension of the 900 MHz band in the State of Rio Grande do Sul, with the exception of the cities of Pelotas, Morro Redondo, Capão do Leão and Turuçu;

•	Extension of the 900 MHz band in the cities of registry area number 43 in the state of Paraná with the exception of the cities of Londrina and Tamarana;

•	Extension of the 900 MHz band in the States of Paraná and Santa Catarina with the exception of the cities of registry area number 43 in the state of Paraná and the cities of Londrina and Tamarana;

•	Extension of the 900 MHz band in the state of Bahía;

•	Extension of the 900 MHz band in the state of Sergipe;

•	Extension of the 900 MHz band in the states of Amazonas, Amapá, Maranhão Pará and Roraima;

•	Extension of the 1800 MHz band in the state of São Paulo, with the exception of the cities in the metropolitan area of São Paulo and the cities where CTBC Telecom operates in the state of São Paulo;

•	Extension of the 1800 MHz band in the States of Amazonas, Amapá, Maranhão Pará and Roraima;

•	Extension of the 1800 MHz band in the city of Paranaíba in the state of Mato Grosso do Sul;

•	Extension of the 1800 MHz band in the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the state of Goiás;

•	Another extension of the 1800 MHz band in the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the state of Goiás;

•	Extension of the 1800 MHz band in the states of Rio do Janeiro, Espírito Santo, Bahía and Sergipe;

•	Extension of the 1800 MHz band in the states of Amazonas, Amapá, Maranhão Pará and Roraima;

•	Extension of the 1800 MHz band in the states of Alagoas, Ceará, Paraíba, Piauí, Pernambuco and Rio Grande do Norte;

•
Extension of the 1800 MHz band in the city of Paranaíba in the state of Mato Grosso do Sul, and the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the state of Goiás;

•	Extension of the 1800 MHz band in the cities of Londrina and Tamarana in the state of Paraná;

It is also worth highlighting that Vivo has a MCS –multimedia communication services- license allowing it to provide nationwide service for an unlimited period of time.

Along with approval of the PGMU, Telefónica signed a revised CFTS contract, valid between 2011 and 2015 after which the terms must be revised again. The principal change relates to the end of restrictions on cable TV concessionaires, enabling Telefónica to exercise its option to acquire full control of TVA (the Abril group’s cable TV company).

Mexico

Authorizations to provide mobile telephone services in Mexico (mobile and personal communications services, PCS, in the 800 MHz and 1900 MHz bands, respectively) are granted through concessions.

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

The subsidiary Pegaso Comunicaciones y Sistemas, S.A. de C.V. holds a concession for providing public telecommunications services, granted in 1998, and nine licenses for providing personal communications services (PCS) in the 1900 MHz band, until 2018. These licenses are renewable for an additional 20-year period. Renewal has been requested for all licenses.

In April 2005, Telefónica México obtained four additional licenses in the same 1900 MHz band, for providing personal communications services (PCS) for a 20-year period, with possible renewal for an additional 20-year period.

In addition, new concessions were awarded during 2010: eight spectrum concessions in the 1900 MHz band for providing personal communications services (PCS) and for a greater bandwidth in regions 1,2,3,4,5,6,7 and 9, for a period of 20 years; and six new concessions in band 1.7 – 2.1 GHz to provide AWS services in regions 2,3,4,5,6,7 and 9, for a period of 20 years.

On January 6, 2011, the Communications and Transport Department (“SCT”) granted Grupo de Telecomunicaciones Mexicanas, S.A. de C.V. (“GTM”) a concession to install, operate and exploit a public telecommunication network to provide restricted TV and data transmission via satellite throughout the country. Also in 2011, GTM initiated procedures to obtain a concession for the rights to broadcast and receive signals of frequency bands linked to foreign satellite systems that cover or may provide services throughout Mexico for the purposes of providing satellite internet. The authority has yet to issue a ruling. However, on December 20, 2011, GTM received a favorable opinion by the Federal Competition Commission (“CFC”), which is required before the concession can be granted.

Venezuela

Telefónica Venezolana, C.A. holds a mobile telephone concession for operating and offering mobile services in the 800 MHz band, with national coverage. This concession was granted in 1991 and expires on May 31, 2011. The concession is renewable for up to 20 years, at the discretion of CONATEL. In line with prevailing legislation, Telefónica Venezolana, C.A. submitted the application for renewal of the general 806-890 MHz and 890 to 902 concession (related to the provision of subscription TV services, radiodetermination –PTT-, wireless telephony and data access network), to CONATEL, 90 days before their expiry. On May 31, 2011, CONATEL renewed these licenses for another 11 years. Pursuant to these renewals, the new expiry of the concessions is November 28, 2022.

Telefónica Venezolana, C.A. also holds a private network services concession granted in 1993 and renewed in 2007, until December 15, 2025. This concession allows Telefónica Venezolana, C.A. to provide private point-to-point and point-to-multipoint telecommunications services for companies.

In 2001, Telefónica Venezolana, C.A. secured a concession for offering nationwide wireless fixed access services using wireless technology in the subscriber loop until August 24, 2026.

In 2000, Telefónica Venezolana, C.A. received a general authorization for offering local, national long-distance and international long-distance telephony services and for operating telecommunications networks, for a 25-year period to December 15, 2025. In 2007, the remaining services provided by Telefónica Venezolana, C.A. were incorporated into this license, namely mobile, private networks, Internet access and transport services. On the same date, the company secured a concession for operating in the 1900 MHz band for a 15-year period until November 2022, renewable for a 10-year period.

Via administrative order PADS-GST-00120, of March 31, 2011, the regulator granted Telefónica Venezolana, C.A. the Land Mobile Radio (for "Push to Talk" service) license, enabling it provide nationwide service in the assigned mobile telephony bands. The license expires on December 15, 2025, i.e. the same expiration date as its general HGT-001 license covering all the specific telecommunications services it can provide.

Sistemas Timetrac, C.A. initially began operating under the 10-year concession No. SRMT-C-001 granted on July 30, 1996. While this concession expired on July 30, 2006, it was not until March 10, 2008 that CONATEL converted the licenses, granting the general HGTS-01268 license, which includes radiodetermination and telecommunications network creation and operation. The regulator set expressly the expiration of this license at September 23, 2010. On May 21, 2010, procedures were initiated to renew the license and, according to a statement issued by the regulator, definitive renewal will be given once the technical rule containing the allocation of frequency bands (CUNABAF) is published.

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

•
Long distance licenses. Through its subsidiary Telefónica Larga Distancia, Telefónica Chile holds renewable licenses for a 30-year period as from November 1989, to install and operate a national fiber optics network, a national base station network and other transmission equipment, and to provide national and international long-distance services, including voice, data and image transmission throughout Chile. In addition, the company holds renewable nationwide public data transmission services licenses for a 30-year period as from June 1993. Telefónica also holds indefinite licenses for providing national and international long-distance services through central switches and nationwide cable and fiber optic networks.

•	Public data transmission services. Since March 1987, Telefónica Empresas holds a license for an indefinite period for providing public nationwide data transmission services.

•
Public mobile telephony services. Since November 1989, Telefónica Móviles Chile has held licenses for an indefinite period for providing public mobile telephone services throughout Chile in the 800 MHz band. In addition, the company holds three licenses for providing nationwide mobile telecommunications services in the 1900 MHz band. These concessions may be renewed for successive 30-year periods from November 2002, at the request of the license holder.

•
Limited television license. Telefónica Multimedia holds a license to establish, operate and use part of the 2.6 GHz band spectrum in Santiago de Chile for intermediate telecommunications services, authorizing the frequencies used for communicating voice, data and images, for a thirty-year period as from May 2008. The company also has a limited license to provide television services in the 2.6 GHz band. Since December 2005, the company holds a 10-year renewable license for providing limited satellite television services. In addition, since January 2006, it has a limited license for providing nationwide television services in the largest cities, except in region III, in Telefónica Chile’s VDSL broadband network, for an indefinite period. Furthermore, in March 2007 the company was awarded a limited license for providing television services through the VDSL broadband network in the Santiago de Chile metropolitan area, for an indefinite period.

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

Colombia

In March 1994, the company was awarded concessions for providing mobile services in the eastern region, along the Caribbean coast and in the western region, for a 10-year period, renewed for another 10 years to March 2014. Prior to that year, Telefónica Móviles Colombia may waive the concessions, renew the spectrum use permit for a 10-year period, and subsequently negotiate an extension. If Telefónica Móviles Colombia continues to hold its current concessions until 2014, in that year it must seek registration as a telecommunications operator and request permission to use spectrum.

In addition, Telefónica Móviles Colombia holds nationwide carrier service concessions granted in June 1998 and November 1998 (initially for 10 years, renewed for an additional 10 years). In 2008, these concessions were rolled over into a convergent permit to provide carrier services for an additional 10 years (which may be extended for a further 10 years). As in the preceding case, Telefónica Móviles Colombia may waive these licenses and seek registration as an operator under the general authorization system set out by law.

In 2011, Telefónica Móviles obtained a license via Resolution 2105 of 2011 to operate 15 MHz spectrum in the 1900 frequency band after participating in an auction held by the ICT Ministry. The ICT Ministry requested applicants to send, by January 6, 2012, statements of interest in acquiring spectrum in the 1.7, 2.1 and 2.5 GHz bands in order to verify plurality in participating in the allocation process.

With respect to fixed telephone services, the law establishes an indefinite permit for all operators to operate as local exchange carriers, nationwide. Colombia Telecomunicaciones registered in November 8, 2011, enabling it to provide all telecommunications networks and services; e.g. long-distance carrier services, value-added services, domestic carrier services and mobile services.

Peru

Telefónica del Perú, S.A. provides nationwide fixed telecommunications services under two concessions granted on May 16, 1994 by the Transport and Communications Ministry. The concessions were initially for 20 years, with partial renewal for additional five-year periods up to a maximum of 20 years. To date, three partial renewals extending the concession to November 27, 2027 have been approved.

Telefónica Móviles Peru has four mobile services concessions, each for 20-year periods renewable for equal periods. Although the concession periods for providing mobile service in Lima and Callao have expired, they remain valid by law until the renewals are processed. It also holds three 20-year concessions to provide domestic and international long-distance carrier services expiring between 2019 and 2022, three 20-year concessions to provide fixed mobile telephone services expiring between 2019 and 2028 and three concessions for local carrier services expiring between 2016 and 2022.

Ecuador

Otecel renewed the mobile telephony services concession under which it provides advanced mobile services, including 3G services. The concession expires in November 2023 and may be renewed for an additional 15-year period.

In addition, Otecel holds a fixed and mobile carrier services concession expiring in 2017. This concession may be renewed for an additional 15-year period. The different licenses for providing added-value mobile services and Internet access services expire in 2011. This license has been renewed until June 2, 2021 and may be extended for another 10 years.

Other countries in Latin America

Country	License/Concession	Type of services	Spectrum	Band	Expiry
Costa Rica	Concession	Telecommunication services (7)	10.6 MHz/850 MHz 30 MHz/1800 MHz 20 MHz/2100 MHz		2026 (8)
El Salvador	Concession	Telecommunication services (1)	25 MHz/800 MHz	Band B	2018(2)
	Concession	Telecommunication services (1)	30 MHz/1900 MHz	Band C	2021
Guatemala	Concession	Telecommunication services (1)	80 MHz/1900 MHz	Bands B, C, E and F	2014(3)
	Concession	Telecommunication services (1)			2014(3)
	Concession	Telecommunication services (1)			2014(3)
Nicaragua	Concession	Mobile telecommunication services	25 MHz/800 MHz	Band A	2023(4)
	Concession	Mobile telecommunication services	Additional spectrum 60 MHz /1900	Bands B, D, E and F	2023(4)
Panama	Concession	GSM/UMTS	25 MHz /800 10MHz/1900 MHz	Band A Band F	2016(5)
Uruguay	License	Mobile telephony	25 MHz/800 MHz		2022-2024(6)

(1)	In accordance with the Telecommunications Law all of these concessions were granted to provide any type of telecommunication services.

(2)	Concessions for the use of spectrum are granted for a period of 20 years and may be renewed for additional 20 year periods once the procedures established by the Telecommunications Law are fulfilled.

(3)
These concessions are granted for a period of 15 years and may be renewed for successive 15 year periods at the holder’s request. In order to renew a concession the holder must prove to the regulatory agency that the spectrum has actually been used during the prior 15-year period. These concessions expire in 2014.

(4)
Telefonía Celular de Nicaragua, S.A. ("TCN") obtained a concession in 1992 for a period of 10 years to use the 25 MHz spectrum in band A of 800 MHz in order to provide mobile telecommunication services. This concession was renewed for a period of 10 years from August 2013 until July 2023. The regulatory agency awarded TCN additional spectrum of 65 MHz in bands B, D, E and F of 1900. The concession may be renewed for an additional 10-year periods via negotiation with TELCOR two years in advance of the expiry of the current concession, subject to compliance by the operator with certain conditions.

(5)
The concession is valid for 20 years and expires in 2016. It is renewable for an additional period in accordance with the concession contract. The Government of Panama granted the right to use 10MHz (5+5) in the 1900 MHz until 2016, which can be renewed for a further period.

(6)
The expiry date depends upon the spectrum awarded: 800 MHz band (12.5 MHz + 12.5 MHz) – 20 years from July 2004; 1900 MHz band (5 MHz + 5 MHz) – 20 years from December 2002; and 1900 MHz band (5 MHz + 5 MHz) – 20 years from July 2004.

(7)	Except for traditional basic telephone services through copper networks.

(8)	The concession may be renewed for a period that added to the initial period and previous renewals does not exceed 25 years from the start date.