Form 20-F
period 2012-12-31
TELEFONICA S A
filed 2013-03-21
CIK 814052

As filed with the Securities and Exchange Commission on March 21, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
_________________

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _____ to _____
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-09531

TELEFÓNICA, S.A.
(Exact name of Registrant as specified in its charter)

KINGDOM OF SPAIN
(Jurisdiction of incorporation or organization)

Distrito Telefónica, Ronda de la Comunicación, s/n
28050 Madrid, Spain
(Address of principal executive offices)

Consuelo Barbé Capdevila, Securities Market and Corporate Governance Legal Department
Distrito Telefónica, Ronda de la Comunicación, s/n, 28050 Madrid, Spain
Tel.  +34 91 482 3733, Fax.  +34 91 482 3768, e-mail: amv@telefonica.es

Pablo Eguiron Vidarte, Head of Investor Relations,
Distrito Telefónica, Ronda de la Comunicación, s/n, 28050 Madrid, Spain
Tel.  +34 91 482 8700, Fax.  +34 91 482 8600, e-mail: ir@telefonica.es
(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)
_________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, nominal value 1.00 euro per share* American Depositary Shares, each representing one Ordinary Share	New York Stock Exchange New York Stock Exchange

Guarantees** by Telefónica, S.A. of the  $1,200,000,000 Fixed Rate Guaranteed Senior Notes Due 2013; $1,250,000,000 Fixed Rate Notes Due 2015; $900,000,000 Fixed Rate Guaranteed Senior Notes Due 2015; $1,250,000,000 Fixed Rate Guaranteed Senior Notes Due 2016; $1,250,000,000 Fixed Rate Guaranteed Senior Notes Due 2016; $700,000,000 Fixed Rate Guaranteed Senior Notes Due 2017; $1,000,000,000 Fixed Rate Notes Due 2019; $1,400,000,000 Fixed Rate Guaranteed Senior Notes Due 2020; $1,500,000,000 Fixed Rate Guaranteed Senior Notes Due 2021; $2,000,000,000 Fixed Rate Guaranteed Senior Notes Due 2036; each of Telefónica Emisiones, S.A.U.; of the $1,250,000,000 Fixed Rate Guaranteed Senior Notes Due 2030 of Telefonica Europe, B.V.
New York Stock Exchange

*	Not for trading, but only in connection with the listing of American Depositary Shares, pursuant to the requirements of the New York Stock Exchange.

**
Not for trading, but only in connection with the listing of the $1,200,000,000 Fixed Rate Guaranteed Senior Notes Due 2013; $1,250,000,000 Fixed Rate Notes Due 2015; $900,000,000 Fixed Rate Guaranteed Senior Notes Due 2015; $1,250,000,000 Fixed Rate Guaranteed Senior Notes Due 2016; $1,250,000,000 Fixed Rate Guaranteed Senior Notes Due 2016; $700,000,000 Fixed Rate Guaranteed Senior Notes Due 2017; $1,000,000,000 Fixed Rate Notes Due 2019;  $1,400,000,000 Fixed Rate Guaranteed Senior Notes Due 2020; $1,500,000,000 Fixed Rate Guaranteed Senior Notes Due 2021; $2,000,000,000 Fixed Rate Guaranteed Senior Notes Due 2036; each of Telefónica Emisiones, S.A.U.; $1,250,000,000 Fixed Rate Guaranteed Senior Notes Due 2030 of Telefonica Europe, B.V. (wholly-owned subsidiaries of Telefónica, S.A.)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
_________________

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
_________________

The number of outstanding shares of each class of capital stock of Telefónica, S.A. at December 31, 2012 was:

Ordinary Shares, nominal value 1.00 euro per share: 4,551,024,586

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

Yes ☐  No☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Securities Exchange Act.

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

Item 17 ☐     Item 18  ☐

If this is an annual report indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act).

Yes ☐  No  ☒

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this Annual Report can be identified, in some instances, by the use of words such as “will,” “expect,” “aim,” “hope,” “anticipate,” “intend,” “believe” and similar language or the negative thereof or by the forward-looking nature of discussions of strategy, plans or intentions. These statements appear in a number of places in this Annual Report including, without limitation, certain statements made in “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and include statements regarding our intent, belief or current expectations with respect to, among other things:

•	the effect on our results of operations of competition in telecommunications markets;

•	trends affecting our business financial condition, results of operations or cash flows;

•	acquisitions or investments which we may make in the future;

•	our capital expenditures plan;

•	our estimated availability of funds;

•	our ability to repay debt with estimated future cash flows;

•	our shareholder remuneration policies;

•	supervision and regulation of the telecommunications sectors where we have significant operations;

•	our strategic partnerships; and

•	the potential for growth and competition in current and anticipated areas of our business.

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

•	the actions of existing and potential competitors in each of our markets as well as the potential effects of technological changes;

•	failure of suppliers to provide necessary equipment and services on a timely basis;

•	the impact of unanticipated network interruptions including due to cyber-security actions;

•	the effect of reports suggesting that radio frequency emissions cause health problems;

•	the impact of impairment charges on our goodwill and assets as a result of changes in the regulatory, business or political environment;

•
potential liability resulting from our internet access and hosting services arising from illegal or illicit use of the internet, including the inappropriate dissemination or modification of consumer data; and

•	the outcome of pending or future litigation.

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

CERTAIN TERMS AND CONVENTIONS

Our ordinary shares, nominal value 1.00 euro per share, are currently listed on each of the Madrid, Barcelona, Bilbao and Valencia stock exchanges and are quoted through the Automated Quotation System under the symbol “TEF.”  They are also listed on various foreign stock exchanges such as the London and Buenos Aires stock exchanges.  American Depositary Shares (“ADSs”), each representing the right to receive one ordinary share, are listed on the New York Stock Exchange and on the Lima Stock Exchange.  ADSs are evidenced by American Depositary Receipts (“ADRs”) issued under a Deposit Agreement with Citibank, N.A., as Depositary.

As used herein, “Telefónica,” “Telefónica Group,” “Group”, the “Company” and terms such as “we,” “us” and “our” mean Telefónica, S.A. and its consolidated subsidiaries, unless the context requires otherwise.

As used herein, “Atento” means Atento Holding, Inversiones y Teleservicios, S.A. and its consolidated subsidiaries, unless the context requires otherwise.

Below are definitions of certain technical terms used in this Annual Report:

•
“Access” refers to a connection to any of the telecommunications services offered by us.  We present our customer base using this model because the integration of telecommunications services in bundled service packages has changed the way residential and corporate customers contract for our services.  Because a single fixed customer may contract for multiple services, we believe it is more accurate to count the number of accesses, or services a customer has contracted for, as opposed to only counting the number of our customers.  For example, a customer that has fixed line telephony service and broadband service represents two accesses rather than a single customer. For mobile customers, we count each active SIM as an access regardless of the number of services actually contracted through the SIM, e.g. voice and data. In addition, we count all of the accesses of all companies over which we exercise control.  The following are the main categories of accesses:

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

•
Mobile accesses: includes accesses to mobile network for voice and/or data services (including connectivity). Mobile broadband includes Mobile Internet (internet access from devices also used to make voice calls e.g. smartphones-), and Mobile Connectivity (internet access from devices that complement fixed broadband, such as PC Cards/dongles, which enable large amounts of data to be downloaded on the move). Mobile accesses are categorized into contract and prepay accesses.

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

Certain technical terms used with respect to our business are as follows:

•
“ARPU” is the average revenues per user per month.  ARPU is calculated by dividing total gross service revenues (excluding inbound roaming revenues) from sales to customers for the preceding 12 months by the weighted average number of accesses for the same period, and then divided by 12 months.

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

•	“LTE” means Long Term Evolution, a 4G mobile access technology.

•	“M2M”, or machine to machine, refers to technologies that allow both mobile and wired systems to communicate with other devices of the same ability.

•	“MTR” means mobile termination rate, which is the charge per minute paid by a telecommunications network operator when a customer makes a call to another network operator.

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

•	“Net adds” means the difference between the customer base measured in terms of accesses at the end of the period and the beginning of the period.

•	“Non SMS data revenues” means data revenues excluding SMS revenues.

•	“OTT services” or “over the top services” means services provided through the Internet (such as television).

•	“P2P SMS” means person to person short messaging service (usually sent by mobile customers).

•	“Push to talk” is a method of conversing over half-duplex communication lines, including two-way radio, using a button to switch from voice reception mode to transmit mode.

•	“Revenues” means net sales and revenues from rendering of services.

•	“Service revenues” means revenues less revenues from handset sales.

•	“SIM” means subscriber identity module, a removable intelligent card used in mobile handsets, USB modems, etc. to identify the user in the network.

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

In this Annual Report we make certain comparisons in local currency or on a “constant euro basis” or “excluding foreign exchange rate effects” in order to present an analysis of the development of our results of operations from year-to-year without the effects of currency fluctuations.  To make comparisons on a local currency basis, we compare financial items in the relevant local currency for the periods indicated as recorded in the relevant local currency for such periods.  To make comparisons on a “constant euro basis” or “excluding foreign exchange rate effects,” we convert the relevant financial item into euro using the prior year’s average euro to relevant local currency exchange rate.  In addition, we present certain financial information excluding the effects of Venezuela being considered a hyperinflationary economy in 2010, 2011 and 2012 by eliminating all adjustments made as a result of such consideration.

PRESENTATION OF CERTAIN FINANCIAL INFORMATION

In this Annual Report, references to “U.S. dollars,” “dollars” or “$,” are to United States dollars, references to “pounds sterling,” “sterling” or “£” are to British pounds sterling, references to “reais” refer to Brazilian reais and references to “euro”, “euros” or “€” are to the single currency of the participating member states in the Third Stage of the European Economic and Monetary Union pursuant to the treaty establishing the European Community, as amended from time to time.

Our consolidated financial statements as of December 31, 2011 and 2012, and for the years ended December 31, 2010, 2011 and 2012 included elsewhere in this Annual Report including the notes thereto (the “Consolidated Financial Statements”), are prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

PART I

Item 1. Identity of Directors, Senior Management and Advisors

A.  Directors and Senior Management

Not applicable.

B.  Advisers

Not applicable.

C. Auditors

Not applicable.

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

A.  Selected Financial Data

The following table presents certain selected consolidated financial data.  It is to be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the Consolidated Financial Statements.  The consolidated income statement and cash flow data for the years ended December 31, 2010, 2011 and 2012 and the consolidated statement of financial position data as of December 31, 2011 and 2012 set forth below are derived from, and are qualified in their entirety by reference to the Consolidated Financial Statements.  The consolidated income statement and cash flow data for the years ended December 31, 2008 and 2009 and the consolidated statement of financial position data as of December 31, 2008, 2009 and 2010 set forth below are derived from Telefónica, S.A.’s consolidated financial statements for such years, which are not included herein.

Our Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB.

The basis of presentation and principles of consolidation are described in detail in Notes 2 and 3(q), respectively, to our Consolidated Financial Statements.

Millions of euros	2008	2009	2010	2011	2012
Revenues	57,946	56,731	60,737	62,837	62,356
Other income	1,865	1,645	5,869	2,107	2,323
Supplies	(17,818)	(16,717)	(17,606)	(18,256)	(18,074)
Personnel expenses	(6,762)	(6,775)	(8,409)	(11,080)	(8,569)
Other expenses	(12,312)	(12,281)	(14,814)	(15,398)	(16,805)
Depreciation and amortization	(9,046)	(8,956)	(9,303)	(10,146)	(10,433)
OPERATING INCOME	13,873	13,647	16,474	10,064	10,798

Share of (loss) profit of associates	(161)	47	76	(635)	(1,275)
Net finance expense	(2,821)	(2,767)	(2,537)	(2,782)	(3,062)
Net exchange differences	24	(540)	(112)	(159)	(597)
Net financial expense	(2,797)	(3,307)	(2,649)	(2,941)	(3,659)
PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	10,915	10,387	13,901	6,488	5,864
Corporate income tax	(3,089)	(2,450)	(3,829)	(301)	(1,461)
PROFIT FOR THE YEAR FROM CONTINUING OPERATIONS	7,826	7,937	10,072	6,187	4,403
Profit after taxes from discontinued operations	−	−	−	−	−
PROFIT FOR THE YEAR	7,826	7,937	10,072	6,187	4,403
Non-controlling interests	(234)	(161)	95	(784)	(475)
PROFIT FOR THE YEAR ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	7,592	7,776	10,167	5,403	3,928
Weighted average number of shares (thousands)	4,720,845	4,626,134	4,595,215	4,583,974	4,495,914
Basic and diluted earnings per share from continuing operations attributable to equity holders of the parent (euro)(1)	1.61	1.68	2.21	1.18	0.87
Basic and diluted earnings per share attributable to equity holders of the parent (euro)(1)	1.61	1.68	2.21	1.18	0.87
Earnings per ADS (euro)(1)(2)	1.61	1.68	2.21	1.18	0.87
Weighted average number of ADS (thousands)(2)	4,720,845	4,626,134	4,595,215	4,583,974	4,495,914
Cash dividends per ordinary share (euro)	0.90	1.00	1.30	1.52	0.82
Consolidated Statement of Financial Position Data
Cash and cash equivalents	4,277	9,113	4,220	4,135	9,847
Property, plant and equipment	30,545	31,999	35,797	35,463	35,019
Total assets	99,896	108,141	129,775	129,623	129,773
Non-current liabilities	55,202	56,931	64,599	69,662	70,601
Equity (net)	19,562	24,274	31,684	27,383	27,661
Capital stock	4,705	4,564	4,564	4,564	4,551
Consolidated Cash Flow Data
Net cash from operating activities	16,366	16,148	16,672	17,483	15,213
Net cash used in investing activities	(9,101)	(9,300)	(15,861)	(12,497)	(7,877)
Net cash used in financing activities	(7,765)	(2,281)	(5,248)	(4,912)	(1,243)

(1)
The per share and per ADS computations for all periods presented have been presented using the weighted average number of shares and ADSs, respectively, outstanding for each period, and have been adjusted to reflect the stock dividends which occurred during the periods presented, as if these had occurred at the beginning of the earliest period presented. In accordance with IAS 33 (“Earnings per share”), the weighted average number of ordinary shares and ADSs outstanding for each of the periods covered has been restated to reflect the issuance of shares pursuant to Telefónica’s scrip dividend in June 2012. As a consequence, basic and diluted earnings per share have also been restated.

(2)
Until January 20, 2011, each ADS represented the right to receive three ordinary shares.  Since January 21, 2011, each ADS represents the right to receive one ordinary share. The above figures have been restated accordingly.  Figures do not include any charges of the ADS Depositary.

Exchange Rate Information

As used in this Annual Report, the term “Noon Buying Rate” refers to the rate of exchange for euro, expressed in U.S. dollars per euro, in the City of New York for cable transfers payable in foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes.  The Noon Buying Rate certified by the New York Federal Reserve Bank for the euro on March 15, 2013 was $1.3076 = 1.00 euro.  The following tables describe, for the periods and dates indicated, information concerning the Noon Buying Rate for the euro.  Amounts are expressed in U.S. dollars per 1.00 euro.

Noon Buying Rate
Year ended December 31,	Period end	Average (1)	High	Low
2008	1.3919	1.4695	1.6010	1.2446
2009	1.4332	1.3955	1.5100	1.2547
2010	1.3269	1.3218	1.4536	1.1959
2011	1.2973	1.4002	1.4875	1.2926
2012	1.3186	1.2909	1.3463	1.2062
2013 (through March 15, 2013)	1.3076	1.3011	1.3098	1.2949
Source: Federal Reserve Bank of New York.

(1)	The average of the Noon Buying Rates for the euro on the last day reported of each month during the relevant period.

Noon Buying Rate
Month ended	High	Low
September 30, 2012	1.3142	1.2566
October 31, 2012	1.3133	1.2876
November 30, 2012	1.3010	1.2715
December 31, 2012	1.3260	1.2930
January 31, 2013	1.3584	1.3047
February 28, 2013	1.3692	1.3054
March 31, 2013 (through March 15, 2013)	1.3098	1.2949
Source: Federal Reserve Bank of New York.

Monetary policy within the member states of the euro zone is set by the European Central Bank.  The European Central Bank has set the objective of containing inflation and will adjust interest rates in line with this policy without taking account of other economic variables such as the rate of unemployment.  It has further declared that it will not set a target exchange rate for the euro.

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

Our consolidated results are affected by fluctuations between the euro and the currencies in which the revenues and expenses of some of our consolidated subsidiaries are denominated and recorded (principally the Brazilian real, the pound sterling, the Venezuelan Bolivar fuerte, the Argentine peso, the Chilean peso, the Czech koruna (crown), the Peruvian nuevo sol, the Mexican peso and the Colombian peso). See Note 3 (a) to our Consolidated Financial Statements for the exchange rates we used in preparing our consolidated financial information.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The Telefónica Group's business is conditioned by a series of intrinsic risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The main risks and uncertainties facing the Company which could affect its business, financial position and results, are as follows:

Risks Relating to Our Business

A material portion of our operations and investments are located in Latin America, and we are therefore exposed to risks inherent in operating and investing in Latin America.

At December 31, 2012, approximately 48.9% of the Telefónica Group's revenue (approximately 49.6% of its assets) is generated by the Latin American segment (primarily in Brazil, Argentina, Venezuela, Chile and Peru); 78.3% of those assets are generated in countries classified as investment grade (Brazil, Chile, Peru, Colombia, Mexico, Uruguay and Panama) by some of the credit rating agencies. The Telefónica business is especially sensitive to any of the risks related to Latin America described in this section, particularly if they affect or arise in Brazil, which at December 31, 2012 accounted for 50.6% of assets and 44.6% of revenue from Latin American operations.

The Group’s investments and operations in Latin America could be affected by a series of risks related to economic, political and social factors in these countries, collectively denominated “country risk,” including risks related to the following:

•
government regulation or administrative polices may change unexpectedly, including changes that modify the terms and conditions of licenses and concessions and their renewal (or delay their approvals) which could negatively affect the Group’s interests in such countries. See Appendix VI to our Consolidated Financial Statements — “Key Regulatory Issues and Concessions and Licences held by the Telefónìca Group”;

•
the effects of inflation, currency depreciation or currency restrictions and other restraints on transfer of funds may be imposed. For example, in Venezuela, the official U.S. Dollar to Bolivar fuerte exchange rate is established by the Central Bank of Venezuela and the Minister of Finance. Additionally, the acquisition of foreign currencies by Venezuelan companies to pay  foreign debt or dividends is subject to the pre-authorization of the relevant Venezuelan authorities;

•	governments may expropriate or nationalize assets or increase their participation in the economy and companies; and

•	economic downturns, political instability and civil disturbances may negatively affect the Telefónica Group’s operations in such countries.

Our financial condition and results of operations may be adversely affected if we do not effectively manage our exposure to foreign currency exchange rate, interest rate or financial investment risks.

The Telefónica Group’s business is exposed to various types of market risks, above all the impact of changes in interest rates or foreign currency exchange rates.

At December 31, 2012, 23% of the Group’s net debt was at floating rates, while 20% was denominated in a currency other than the euro.

To illustrate the sensitivity of financial expenses to a change in short-term interest rates at December 31, 2012: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica has a financial position at that date would lead to an increase in financial expenses of 96 million euros, (ii) whereas a 100 basis points decrease in interest rates in all currencies except the euro, dollar and the pound sterling, in order to avoid negative rates, would lead to a reduction in financial expenses of 36 million euros. These calculations were made assuming a constant currency and balance position equivalent to the position at that date and bearing in mind the derivative financial instruments arranged.

As for the impact on the income statement, specifically exchange gains and losses in the financial result at December 31, 2012, the impact of a 10% increase or decrease in the exchange rate would be 159 million euros (assuming a constant currency position with an impact on profit or loss at that date including derivative instruments arranged and that Latin American currencies would fall against the U.S. dollar and the rest of the currencies against the euro by 10%).

The Telefónica Group uses a variety of strategies to manage this risk, mainly through the use of financial derivatives, which themselves are also exposed to risk, including counterparty risk. Furthermore, the Group’s risk management strategies may not achieve the desired effect, which could adversely affect the Group’s business, financial condition, results of operations and cash flows.

Existing or worsening conditions in the international financial markets may limit our ability to carry out our business plan.

The performance, expansion and improvement of networks, the development and distribution of the Telefónica Group’s services and products, as well as the development and implementation of new technologies or the renewal of licenses require a substantial amount of financing.

The performance of financial markets in terms of liquidity, cost of credit, access and volatility, continues to be overshadowed by persisting uncertainty regarding certain factors such as the pace of economic recovery, the health of the international banking system or the concerns regarding the burgeoning deficits of some European countries. The worsening international financial market conditions caused by some of these factors could make it more difficult and more expensive to refinance existing financial debt (at December 31, 2012, gross maturities in 2013, including the net position in derivative financial instruments, certain current payables and expected early redemptions amounted to around 10,074 million euros, or 9,574 million euros should Telefónica elect not to exercise expected early redemptions, and in 2014 to 7,850 million euros) or arrange new debt if necessary, and more difficult and costly to raise funds from our shareholders.

Furthermore, obtaining financing on the international capital markets could also be restricted (in terms of access and cost) if Telefónica's credit ratings are revised downwards, either due to lower solvency or operating performance, or as a result of a downgrade in the rating for Spanish sovereign risk by rating agencies. Any of these situations could have a negative impact on our ability to honor our debts.

Moreover, market conditions could make it harder to renew existing undrawn bilateral credit lines, 18% of which, at December 31, 2012, initially mature prior to December 31, 2013.

Risks Relating to Our Industry

Adverse economic conditions could reduce purchases of our products and services.

The Telefónica Group’s business is impacted by general economic conditions in each of the countries in which it operates. The uncertainty about whether economic recovery will continue may negatively affect the level of demand from existing and prospective customers, as customers may no longer deem critical the services offered by the Group. The main macroeconomic factors that could have an adverse impact on consumption and, accordingly, demand for our services and the Telefónica Group’s results include the dearth of credit as banks adjust their balance sheets, trends in the labor market, further erosion of consumer confidence, with an immediate increase in saving rates, or needs for greater fiscal adjustment, which would undermine household income levels. This risk is higher in Europe, but less relevant in other countries where the Telefónica Group operates.

Similarly, the sovereign debt crisis in certain euro-area countries and rating downgrades in some of these countries should be taken into account. Any further deterioration in sovereign debt markets or greater restrictions on credit in the banking sector could have an adverse impact on Telefónica’s ability to raise financing and/or obtain liquidity. This could have a negative effect on the Group’s business, financial condition, results of operations or cash flows. In addition, there could be other possible follow-on effects from the economic crisis on the Group’s business, including insolvency of key customers or suppliers.

Lastly, in Latin America, the exchange rate risk in Venezuela (as reflected by the recent currency devaluation in February 2013) and Argentina (with a constant devaluation of the Argentinean peso against U.S. dollar) exists in relation to the negative impact any unexpected weakening in their currencies could have on cash flows from these countries. On February 8, 2013, the Venezuelan bolivar fuerte was devalued from 4.3 bolivar fuertes per U.S. dollar to 6.3 bolivar fuertes per U.S. dollar. The exchange-rate situation of the Bolivar fuerte affects the estimates made by the Group of the liquidation value of the net foreign currency position related to investments in Venezuela, which translates to an approximate pre-tax loss of 438 million euros on the 2012 financial statements.

We operate in a highly regulated industry, which could adversely affect our businesses, and we depend on government concessions.

As a multinational telecommunications company that operates in regulated markets, the Telefónica Group is subject to different laws and regulations in each of the jurisdictions in which it provides services and in which supranational regulators such as the European Union and national, state, regional and local authorities intervene to varying degrees and as appropriate. This regulation is strict in the countries in which the Company holds a significant market power position.

In Europe, wholesale mobile network termination rates came down in 2011. There were considerable reductions in many of the countries where the Group operates, notably in the UK (with a final reduction scheduled for 2015 and a decrease in prices of over 83% compared to the end of 2010) and Germany (cuts of over 50% since December 2010). In Spain, the schedule for reducing mobile call termination rates came into play on April 16, 2012, and the target price (1.09 euros) will be attained in July 2013, with a decrease of approximately 75% in wholesale prices. Other countries where rates will fall as from 2012 are the Czech Republic (slightly more than 49%), Ireland (approximately 72%) and Slovakia (approximately 58%).

Other services with regulated prices in Europe include call roaming, SMS and data services. The European Parliament and Council has approved the new Roaming III regulation which replaces all previous regulations. The objective of this Regulation is to set maximum prices for voice and SMS retail and wholesale services between July 2012 and July 2014, which will then be progressively reduced. It also regulates retail and wholesale data roaming charges for the first time.

Additionally, according to Roaming III, from July 2014, mobile operators would be forced to separate the sale of roaming services from their domestic services. This would allow users to choose a different operator for calls made in other Member States. Lastly, in relation to net neutrality, the new European regulatory framework establishes as a general principle the importance of ensuring European citizens have free internet access. Nevertheless, regulators could also adopt at any time measures or additional requirements to reduce roaming prices and fixed and/or mobile termination rates, and force Telefónica to provide third-party access to its networks.

Moreover, in Latin America there is tendency to review –and reduce– mobile network termination rates. For instance, reductions of 61% and 60% have been approved in Mexico and Chile, respectively. In Brazil, in October 2011, the regulator (Anatel) approved the fixed-mobile rate adjustment regulation, which entails a gradual reduction of these rates through to 2014 by applying a CPI-factor, which results in a reduction of approximately 29% in 2012-2014. The absolute decrease in public rates must be passed on to mobile interconnection rates (VU-M). In addition, there is a trend towards reductions in termination rates in Peru, Venezuela and Colombia.

The new regulatory principles established in Europe's common regulatory framework, adopted in 2009 and transposed in the national legislation of each Member State in which Telefónica operated during 2011 and 2012 could result in increased regulatory pressure on the local competitive environment. Specifically, this framework supports the possibility of national regulators, in specific cases and under exceptional conditions, establishing the functional separation between the wholesale and retail businesses of operators with significant market power and vertically integrated operators, whereby they would be required to offer equal wholesale terms to third-party operators that acquire these products.

The recommendation on the application of the European regulatory policy to next-generation broadband networks drawn up by the European Commission (EC) could also play a key role in the incentives for operators to invest in net fixed broadband networks in the short-term and medium-term, thus affecting the outlook for the business and competition in this market segment. Nonetheless, the EC is currently drafting respective recommendations on cost accounting and non-discrimination, and it is expected that these recommendations, which will affect the earlier recommendation, will be approved in mid-2013. According to statements by Commissioner Kroes, initial evaluations are that the Commission could make the regulation for new generation networks more flexible in exchange for stricter measures on new operators concerning non-discrimination.

Meanwhile, as the Group provides most of its services under licenses, authorizations or concessions, it is vulnerable to economic fines for serious breaches and, ultimately, revocation or failure to renew these licenses, authorizations or concessions or the granting of new licenses to competitors for the provisions of services in a specific market.

The Telefónica Group pursues their renewal to the extent provided by the contractual conditions, though it cannot guarantee that it will always complete this process successfully or under the most beneficial terms for the Group. In many cases it must satisfy certain obligations, including, among others, minimum specified quality standards, service and coverage conditions and capital investment. Failure to comply with these obligations could result in fines or even revocation or forfeiture of the license, authorization or concession.

Additionally, the Telefónica Group could be affected by regulatory actions carried out by antitrust of competition authorities. These authorizations could prohibit certain actions, such as new acquisitions or specific practices, create obligations or lead to heavy fines. Any such measures implemented by the competition authorities could results in economic and/or reputational loss for the Group, in addition to a loss of market share and/or in harm to the future growth of certain businesses.

We operate in highly competitive markets and the industry in which we operate is subject to continuous technological changes, which requires us to continuously adapt to such changes and to upgrade our existing networks.

The Telefónica Group operates in markets that are highly competitive and subject to constant technological development. Therefore, it is subject to the effects of actions by competitors in these markets and its ability to anticipate and adapt to constant technological changes taking place in the industry.

To compete effectively, the Telefónica Group needs to successfully market its products and services and respond to both commercial actions by competitors and other competitive factors affecting these markets, anticipating and adapting promptly to technological changes, changes in consumer preferences and general economic, political and social conditions. Failure to do so appropriately could have an adverse impact on the Group’s financial condition, results of operations and cash flows.

New products and technologies arise constantly, while the development of existing products and technologies can render obsolete the products and services the Telefónica Group offers and the technology it uses. This means that Telefónica must invest in the development of new products, technology and services so it can continue to compete effectively with current or future competitors, and which may result in the decrease of the Group’s revenue margins. In this respect, margins from traditional voice and data business are shrinking, while new sources of revenues are deriving from mobile internet and connectivity services that are being launched. Research and development costs amounted to 1,071 million euros and 983 million euros in 2012 and 2011, respectively, representing 1.7% and 1.6% of the Group’s consolidated revenue, respectively.

One technology that telecommunications operators, including Telefónica (in Spain and Latin America), are focused on is the new FTTx-type network, which offers broadband access using optical fiber with superior services, e.g. internet speed of up to 100mb or HD television services. However, substantial investment is required to deploy these networks, which entails fully or partially substituting copper loop access with optic fiber. As things stand today, scant demand for the capabilities offered by these new networks to end users could make it difficult to quantify the return on investment and justify the high investment.

In addition, many of the aforementioned works directed to network upgrade and  to offer new products or services are not entirely under the Telefónica Group’s control and could be constrained by applicable regulation.

Spectrum capacity may become a limiting and costly factor.

Telefónica’s mobile operations in a number of countries may rely on the availability of spectrum. The Company’s failure to obtain sufficient or appropriate spectrum capacity or its capacity to assume the related costs, could have an adverse impact on the quality on the launching and provision of new services and on the Company’s ability to maintain the quality of existing services, which may adversely affect the Group’s financial condition, results of operations and cash flows.

In 2012, Telefónica Ireland invested 127 million euros to obtain spectrum in the 800, 900 and 1800 MHz bands. On February 20, 2013, Telefónica UK was granted two blocks of 10 MHz in the 800 MHz spectrum band for the rollout of a nationwide 4G network, total investment was of approximately 645 million euros. Meanwhile, in 2012, an investment was made in spectrum capacity in Nicaragua amounting to 5 million euros. In Brazil, Vivo was awarded a block of band with “X” of 2500 MHz (20+20 MHz), including the 450 MHz band in certain states in 2012. In Venezuela, in August 2012, a concession agreement was signed between Telefónica Venezuela and the regulator for the additional 20 MHz in the 1900 MHz frequency that had been granted to this company. Also in August 2012, Telefónica Móviles Chile, S.A. was awarded radiofrequencies for 4G technology. As regards new spectrum allocations in the countries where the Telefónica Group operates, in 2013 we are expecting auctions to take place in Slovakia, Colombia and Uruguay.

Our business could be adversely affected if our suppliers fail to provide necessary equipment and services on a timely basis.

As a mobile and fixed telephony operator and provider of telecommunications services and products, the Telefónica Group, like other companies in the industry, depends upon a small number of major suppliers for essential products and services, mainly network infrastructure and mobile handsets. Telefónica Group depends on 13 handset suppliers and five network infrastructure suppliers, which together accounted for 80% of orders in 2012. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements.

If these suppliers fail to deliver products and services to the Telefónica Group on a timely basis, it could jeopardize network deployment and expansion plans, which in some cases could adversely affect the Telefónica Group’s ability to satisfy its license terms and requirements or have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

We may be adversely affected by unanticipated network interruptions.

Unanticipated network interruptions as a result of system failures, including those due to network, hardware or software or cyber-attacks, which affect the quality of or cause an interruption in the Telefónica Group’s service, could lead to customer dissatisfaction, reduced revenues and traffic, costly repairs, penalties or other measures imposed by regulatory authorities and could harm the Telefónica Group’s reputation.

Telefónica attempts to mitigate these risks through a number of measures, including backup systems and protective systems such as firewalls, virus scanners and other physical and logical security. However, these measures are not always effective. Although the Telefónica Group has insurance policies to cover this type of incidents and risks, these policies may not be sufficient to cover all possible monetary losses, although the claims and loss in revenue caused by service interruptions to date have been covered by these policies.

The mobile industry may be harmed by concerns stemming from actual or perceived health risks associated with radio frequency emissions.

Currently, there is significant public concern regarding alleged potential effects of electromagnetic fields, emitted by mobile telephones and base stations, on human health. This social concern has caused certain governments and administrations to take measures that have hindered the deployment of the infrastructures necessary to ensure quality of service and affected the deployment criteria of new networks.

In May 2011, the specialized cancer research body of the World Health Organization (IARC) classified the electromagnetic fields in mobile telephony as “possibly carcinogenic,” a classification which also includes products such as coffee and pickled foods. The World Health Organization subsequently indicated, in its fact sheet no. 193 published in June 2011, that to date it cannot be confirmed that the use of a mobile telephone has adverse effects on health.

The most recent official study (to the best of our knowledge), published in 2012 by Advisory Group on Non-ionising Radiation (AGNIR), concludes that there are not convincing evidences showing that mobile phone technologies cause adverse effects in the health of individuals. It cannot be certain that future reports and medical studies establish a link between the electromagnetic signals or emissions of radio frequencies and health problems.

Irrespective of the scientific evidence that may be obtained and even though the Telefónica Group has considered these risks and has an action plan for the various countries in which it provides services to ensure compliance with codes of good practice and relevant regulations, this concern, may affect the capacity to capture or retain customers, discourage the use of mobile telephones, or lead to legal costs and other expenses.

Society's worries about radiofrequency emissions could reduce the use of mobile telephones, which could cause the public authorities to implement measures restricting where transmitters and cell sites can be located and how they operate, and the use of our mobile devices, telephones and other products using mobile technology. This could lead to the Company being unable to expand or improve its mobile network. Furthermore, if any relevant authorities request that the thresholds of exposure to electromagnetic fields be reduced, the Company may have to invest in reconstructing its network to comply with these guidelines.

The adoption of new measures by governments or administrations or other regulatory interventions in this respect that may also arise in the future may adversely affect the Group’s business, financial condition, results of operations and cash flows.

Developments in the telecommunications sector have resulted, and may in the future result, in substantial write-downs of the carrying value of certain of our assets.

The Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the value of assets and cash-generating units, to assess whether their carrying values can be supported by the future expected cash flows, including, in some cases synergies allowed for in acquisition cost. Potential changes in the regulatory, business, economic or political environment may result in the need to introduce changes to estimates made and recognize impairment losses in goodwill, intangible assets or fixed assets.

Although the recognition of impairments of property, plant and equipment, intangible assets and financial assets results in a non-cash charge on the income statement, it could adversely affect the results of the Telefónica Group’s operations. In this respect, the Telefónica Group has experienced impairment losses on certain of its investments, affecting the results of the year in which they were made. In 2012, an impairment loss was recognized on the stake in Telco, S.p.A. which, coupled with the impact of the recovery of all the operational synergies considered at the time of the investment and the profit contribution for the year, resulted in a negative impact of 1,277 million euros. In 2012, an impairment loss in goodwill was recognized amounting to 414 million euros for Telefónica operations in Ireland which, combined with the write-off of the intangible asset associated with the customer portfolio allocated to this market, resulted in a negative impact of 527 million euros.

Risks associated with the Internet may adversely affect us

Our internet access and hosting services may involve us in civil liability for illegal or illicit use of the internet. In addition, Telefónica, like all telecommunications services providers, may be held liable for the loss, release or inappropriate modification of the customer data stored on its services or carried by its networks

In most countries in which Telefónica operates, the provision of its internet access and hosting services (including the operation of websites with shelf-generated content) are regulated under a limited liability regime applicable to the content that it makes available to the public as a technical service provider, particularly content protected by copyright or similar laws. However, regulatory changes have been introduced imposing additional obligations on access providers (such as. blocking access to a website) as part of the struggle against some illegal or illicit uses of the internet, notably in Europe.

Other risks

We are involved in disputes and litigation with regulators, competitors and third parties.

Telefónica and Telefónica Group companies are party to lawsuits and other legal proceedings in the ordinary course of their businesses, the financial outcome of which is unpredictable. An adverse outcome or settlement in these or other proceedings could result in significant costs and may have a material adverse effect on the Group’s business, financial condition, results of operations and cash flows.

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

The following significant events occurred in 2012:

•
On February 21, 2012, Telefónica de Contenidos, S.A.U., a wholly-owned company by Telefónica, S.A., reached an agreement with Abertis Telecom, S.A. to sell the 13.23% stake of Hispasat S.A. owned by Telefónica de Contenidos, S.A.U. Following the exercise of the preferential acquisition right by the German company Eutelsat Services & Beteiligungem, GmbH, and after obtaining the necessary authorizations by the Spanish Council of Ministers on December 28, 2012, Telefónica de Contenidos, S.A.U., on January 10, 2013, transferred to Abertis Telecom, S.A. 23,343 shares of Hispasat, S.A. for a total price of 68 million euros (received in cash) and signed a contract with Eutelsat Services & Beteiligungem, GmbH for the sale of its remaining stake in Hispasat, S.A., which amounted to 19,359 shares of this entity, for a total price of 56 million euros, subject to approval of foreign investment (Dirección General de Política Comercial y de Exteriores), in accordance with Royal Decree 664/1999, of April 23, on the Legal Regime of Foreign Investment (Régimen Jurídico de las Inversiones Exteriores). The capital gain for both transactions is estimated to amount to approximately 47 million euros.

•
On April 2, 2012, Telefónica Móviles Colombia, S.A., Colombia Telecomunicaciones, S.A. ESP (a company 52% owned by Telefónica Group and 48% by the Colombian Government ) and the Colombian Government reached a final agreement to restructure their fixed and mobile business in Colombia. Following this agreement, and the finalization of the merger process between Telefónica Móviles Colombia, S.A. and Colombia Telecomunicaciones, S.A. ESP on June 29, 2012, Telefónica holds 70% of the share capital of the resulting merger company while the Colombian Government controls the remaining 30%.

•
On May 14, 2012, the Telefónica, S.A.’s Annual General Shareholders’ Meeting took place on second call, with the attendance, present or represented, of 54.28 % of the share capital. In such meeting, all the resolutions submitted by the Board of Directors for deliberation and vote were approved by majority of votes.

•
On May 24, 2012, the credit rating agency Standard & Poor´s Rating Services (S&P’s) published its decision to lower the long-term credit rating of Telefónica, S.A. from BBB+ outlook negative to BBB outlook negative. At the same time, the rating agency's short-term credit rating remained at A-2.

•
On May 25, 2012, pursuant to the resolution adopted by the shareholders of Telefónica, S.A. at the Annual General Shareholders’ Meeting, the Board of Directors resolved to execute the capital reduction of Telefónica, S.A. by the cancellation of treasury shares. Therefore, 84,209,363 of treasury shares of Telefónica, S.A. were cancelled, reducing the Company’s share capital by the sum of 84,209,363 euros, which now stands at 4,551,024,586 euros.

•	On May 30, 2012, the Board of Directors of Telefónica, decided to proactively manage the Company’s assets’ portfolio, accelerating the disposal process of non-core assets.

•
On June 10, 2012, Telefónica, S.A. and China United Network Communications Group Company Limited ("Unicom Parent") signed a definitive agreement under which the latter acquired 1,073,777,121 shares of China Unicom (Hong Kong) Limited ("China Unicom"), owned by Telefónica (equivalent to 4.56% of the share capital of

China Unicom). On July 21, 2012 the aforementioned agreement was complemented by a Supplemental Agreement which determined the acquisition of the shares at a price of HK$10.02 per share, for a total amount of HK$10,759,246,752.42 (approximately 1,142 million euros). The transaction was completed on July, 3, 2012, after obtaining the relevant regulatory authorization. This transaction allows Telefónica, S.A. to increase its financial flexibility, while at the same time continuing to be a key shareholder of China Unicom, with a 5.01% stake. Telefónica undertook not to sell the shares of China Unicom over a period of 12 months from the date of the agreement. Furthermore, Mr. César Alierta, chairman of Telefónica, S.A. is a member of the Board of Directors of China Unicom, while Mr. Chang Xiaobing, chairman of China Unicom, is a member of the Board of Directors of Telefónica, S.A.

•
On June 20, 2012, the credit rating agency Moody’s Investors Service published its decision to lower the long-term credit rating of Telefónica, S.A. from Baa1 to Baa2. At the same time, the agency's short-term credit rating remained at P-2. Long- and short-term ratings are on review for further downgrade.

•
On July 25, 2012, Telefónica, S.A. Board of Directors decided to cancel dividend and share buyback program corresponding to 2012 (including November 2012 and May 2013 cash and scrip payments, respectively). The Company intends to resume its shareholder remuneration in 2013 by paying a dividend of 0.75 euros per share. The Company expects to pay in two tranches: a first payment in the fourth quarter of 2013 and a second one in the second quarter of 2014.

•
On September 17, 2012, the Board of Directors of Telefónica S.A., unanimously appointed Mr. José María Álvarez-Pallete as the new chief operating officer of the Company. Up to this moment, Mr Álvarez-Pallete had been in charge of operations in Europe. To replace him in his position as the head of this region, Ms. Eva Castillo, until that day member of the Board of Directors of the Company, was appointed chairwoman and chief executive officer of Telefónica Europe, while maintaining her position on the Board of Telefónica S.A.

•
On October 12, 2012, Telefónica S.A. reached a definitive agreement, with companies controlled by Bain Capital for the sale of its Customer Relationship Management business, Atento. On December 12, 2012, the relevant regulatory authorizations were obtained and the transaction was completed. The enterprise value of the transaction amounted to 1,051 million euros, including a vendor loan of 110 million euros as well as certain deferred payments for 110 million euros. As a result of Telefónica's agreement to sell Atento, the companies involved in the sale signed a Master Service Agreement regulating Atento's relationship with the Telefónica Group as a service provider for a nine year period. Among the accounting impacts arising from the transaction, it is worth mentioning the positive effect of the reduction of the Telefónica Group’s indebtedness, which was estimated at approximately 812 million euros as of the date of the closing of the transaction, plus subsequent improvements in debt in the following years as the deferred payments are made.

•
On October 29, 2012, the shares offered to the market in the initial public offering of its subsidiary Telefónica Deutschland Holding A.G. were placed at a price of 5.60 euros per share. The total volume of the offering amounted to 258.75 million shares (including 33.75 million over-allotted shares in connection with a greenshoe option granted to the underwritters). The total placement volume of the offering, including a greenshoe option represented 23.17% of the share capital of Telefónica Deutschland Holding A.G. Upon full exercise of the greenshoe option, the aggregate placement volume amounted to 1,449 million euros. The first day of trading of the shares of Telefónica Deutschland Holding AG on the regulated market (Prime Standard) of the Frankfurt Stock Exchange was, October 30, 2012.

•
On October 31, 2012, Telefónica, S.A. launched an offer to purchase outside the United States the preferred securities of Telefónica Finance USA LLC, having a nominal value of 1,000 euros each and, concurrently and in connection therewith, an offer to sell ordinary shares of Telefónica, having a nominal value of 1 euro each, held as treasury stock and to subscribe for newly issued unsecured debentures of Telefónica, with a nominal value of 600 euros each. Holders of 1,941,235 preferred securities accepted the offer, which represented a 97.06% of the aggregate number of preferred securities outstanding.

Business areas

As of January 1, 2012, the Telefónica Group’s consolidated results are reported in accordance with the new organizational structure approved in September 2011, based on two regional business units, Telefónica Europe and Telefónica Latin America, and two global business units, Telefónica Digital and Telefónica Global Resources.

As a consequence, the digital world and global resources that were previously included in the consolidation perimeters of Telefónica Latin America (Terra, Medianetworks Peru, Wayra and the joint venture Wanda), Telefónica Spain and Telefónica Europe (TIWS, TNA, Jajah, Tuenti and Terra Spain) have been excluded from their consolidation perimeters and are included within “Other companies and eliminations”.

Additionally, from the beginning of 2012, the perimeter of consolidation of Telefónica Europe includes Telefónica Spain. As a result, the results of Telefónica Europe, Telefónica Latin America and “Other companies and eliminations” have been revised for the fiscal years 2011 and, 2010 to reflect the above mentioned new organization. As this is an intragroup change, Telefónica’s consolidated results for 2011 and 2010 are not affected.

The following chart shows the organizational structure of the principal subsidiaries of the Telefónica Group at December 31, 2012, including their jurisdictions of incorporation and our ownership interest.  For further detail, see Exhibit 8.1 to this Annual Report

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

Capital Expenditures and Divestitures

Our principal capital expenditures during the three years ended December 31, 2012 consisted of additions to property, plant and equipment and additions to intangible assets, including spectrum.  In 2012, 2011 and 2010, we made capital expenditures of 9,458 million euros, 10,224 million euros and 10,844 million euros, respectively.

Year ended December 31, 2012

Capital expenditures in 2012 declined 7.5% compared to 2011. Capital expenditures in 2012 include the cost of spectrum in Brazil, Nicaragua, Chile, Venezuela and Ireland, amounting to 586 million euros. In Telefónica Europe, there were significant investments in further capacity expansion and quality improvement of its mobile 3G networks in Spain, United Kingdom, Germany and Czech Republic, and additionally, into the development of the LTE network in Germany. In the fixed line business, there were significant investments in the fiber optic network roll-out and data services for large corporate customers in Spain, and in improving fixed broadband network in Czech Republic. Investments in Telefónica Latin America were focused on mobile business (mainly with overlay projects, and coverage expansion and enhancing the quality of its 3G networks), as well as on development of new platforms and evolving the existing ones to support new value added services. In the fixed line business in Telefónica Latin America, significant investments were made in ultrabroadband and speed upgrades in DSL, FTTx and VDSL in Brazil, Argentina and Chile. Also, it is important to highlight the investments done by Telefónica Digital throughout 2012 in TV business including new HD channels introduction and commercial launches of OTT services and content delivery network in line with Telefónica Digital initiatives.

Year ended December 31, 2011

Capital expenditures in 2011 declined 5.7% compared with 2010. Capital expenditures in 2011 include the cost of spectrum in Spain, Brazil, Costa Rica and Colombia, amounting to 1,296 million euros. Investment in Europe continued to be focused on improving capacity and coverage of the mobile networks in the United Kingdom and Germany as well as the broadband business, primarily in the Czech Republic and Germany. Investment in the mobile business was principally directed toward improving third generation (3G) network capability. However, significant investments were also made in the fixed line business in Europe, principally in Spain, including investments in broadband to continue the localized roll-out of fiber optics, TV and data services for large corporate customers, as well as the maintenance of the traditional business. Investments in Latin America were focused  mainly on the mobile business, mostly in the expansion of coverage and on 3G and GSM network capacity.  In the fixed line business, network and plant upgrades and investment in broadband accounted for the bulk of the investment.

Year ended December 31, 2010

Our capital expenditures increased 49.4% to 10,844 million euros in 2010 compared with 7,257 million euros in 2009, mainly as a result of the acquisition of spectrum in Germany (1,379 million euros) and Mexico (1,237 million euros) and the full consolidation in the fourth quarter of 2010 of Vivo.  Excluding such spectrum acquisitions, capital expenditures growth would have been 13.4%. In Europe, generally, capital expenditures were directed toward improving the capacity and coverage of our mobile networks, expanding mobile third generation, or 3G, offerings, and greater investments in the ADSL business. However, in Spain, investments were directed toward further developing the fixed broadband business with a selective roll-out of fiber optics, Imagenio and data services for large corporate customers. In Latin America, capital expenditures were directed toward the transformation of the fixed telephony business and continuing to expand coverage and capacity of 3G and GSM networks in our mobile telephony business.

Financial Investments and Divestitures

There were no significant financial investments in 2012. Our principal divestures in 2012 were the sale of 4.56 percentage points of our stake in China Unicom for approximately 1,142 million euros, resulting in a loss of 97 million euros; the sale of 23.17% of Telefónica Germany Holding, A.G. for 1,499 million euros, with no impact in the results of the Group given we maintain  the control over the company after this transaction, and the sale of Atento for 1,051 million euros, including a vendor loan of 110 million euros as well as certain deferred payments for 110 million euros, resulting in a capital gain of 61 million euros.

Our principal financial investment in 2011 was the extension of our strategic partnership agreement with China Unicom, which extension was executed on January 23, 2011. Telefónica acquired through its subsidiary, Telefónica Internacional, S.A.U., a number of China Unicom shares for consideration totaling 501 million dollars in the aggregate (358 million euros at each acquisition date) from third parties during the nine months following the execution of the extension. Following the completion of the transaction, Telefónica holds, through Telefónica Internacional, S.A.U., approximately 9.57% of China Unicom’s voting share capital.

Our principal financial investments in 2010 relate to the acquisition of 50% of Brasilcel, N.V. (“Brasilcel”) (approximately 7,500 million euros), the acquisition of HanseNet (approximately 275 million euros) and the acquisition of a 22% stake in D.T.S, Distribuidora de Televisión Digital, S.A. (approximately 488 million euros).  Our principal divesture in 2010 was the reduction of our stake in Portugal Telecom S.G.P.S., S.A. (“Portugal Telecom”) by 7.98%, resulting in cash inflow of 631 million euros, though we retained a certain amount of economic exposure to fluctuations in the value of Portugal Telecom’s shares through the use of derivative instruments.

Public Takeover Offers

On October 31, 2012 Telefónica, S.A. launched an offer to purchase outside the United States the preferred securities of Telefónica Finance USA LLC, having a nominal value of 1,000 euros each and, concurrently and in connection therewith, an offer to sell ordinary shares of Telefónica, having a nominal value of 1 euro each, held as treasury stock and to subscribe for newly issued unsecured debentures of Telefónica, with a nominal value of 600 euros each. Holders of 1,941,235 preferred securities accepted the offer, which represented a 97.06% of the aggregate number of preferred securities outstanding.

Recent Developments

The principal events that have occurred since December 31, 2012 are set forth below:

•	On February 8, 2013, the Venezuelan bolivar fuertes was devalued from 4.3 bolivar fuertes per U.S. dollar to 6.3 bolivar fuertes per U.S. dollar.

The new exchange rate of 6.3 bolivar fuertes per U.S. dollar will be used from 2013 in the conversion of the financial information of Venezuelan subsidiaries. The principal matters to be considered in 2013 are as follows:

•
The decrease of the Telefónica Group's net assets in Venezuela as a result of the conversion to euros at the new exchange rate with a balancing entry in Group equity of approximately 1,000 million euros, based on the net assets as at December 31, 2012.

•
Increase in the net financial debt resulting from application of the new exchange rate to the net asset value in bolivar fuertes of approximately 873 million euros, as per the balance as at December 31, 2012.

The income and cash flows from Venezuela will be converted at the new devalued closing exchange rate as of January 1, 2013.

•	On February 20, 2013, Telefónica UK Limited won two 10 MHz blocks in the 800 MHz spectrum band in the UK spectrum auction.

Total investment by Telefónica UK in new frequencies amounted to 550 million pounds sterling (approximately 645 million euros).

For information related to our significant financing transactions completed in 2012 and through the date of this Annual Report, see Note 13 to our Consolidated Financial Statements and “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Anticipated Sources of Liquidity.

B. Business Overview

The Telefónica Group is one of the world’s leading mobile and fixed communications services providers. Its strategy is to become a leader in the new digital world and transform the possibilities it brings into reality.

Against this backdrop and with the aim of reinforcing its growth story, actively participating in the digital world and capturing the most of the opportunities afforded by its scale and industrial alliances, in September 2011 a new organizational structure was approved. This new structure, which was fully operational in 2012, is as follows:

This new organization bolsters the Telefónica Group’s place in the digital world, enabling it to tap any growth opportunities arising in this environment, drive innovation, strengthen the product and services portfolio and maximize the advantages afforded by its large customer bases in an increasingly connected world. In addition, the creation of a Global Resources operating unit aims to ensure the profitability and sustainability of the business by leveraging economies of scale and driving Telefónica’s transformation into a fully global group.

Telefónica Europe’s and Telefónica Latin America’s objective is to shore up the results of the business and generate sustainable growth through available capacity, backed by the Global Corporation. The two differentiated segments are as follows: (i) Telefónica Europe, which now includes Telefónica Spain as well as the operations already forming part of the Telefónica Europe segment before; and (ii) Telefónica Latin America. Group’s results of 2011 and 2010 have been restated to reflect this organizational structure, wothout any impact on consolidated figures.

The Telefónica Group’s growth strategy for the next few years is geared towards:

•	Improving the customer experience to continue increasing the number of accesses.

•	Promoting growth:

-	Boosting the penetration of smartphones in all markets to accelerate the growth of mobile data, unlocking the value of its increased usage.

-	Defending the competitive position in the wireline business with a focus on broadband, offering faster speeds, bundled offers and full IP voice and video services.

-	Leveraging growth opportunities arising in an increasingly digital environment: e.g. video, OTT, financial services, cloud computing, eHealth and media.

•	Continuing efforts to transform the Group’s operating model:

-	Increasing network capacity in the markets where we operate through technological advances and acquisitions of spectrum.

-	Accelerating the transformation primarily through the systems area.

-	Proceeding towards becoming an international digital and online service provider group.

•	Maximizing economies of scale to boost efficiency.

The Telefónica Group has operations in Spain, the United Kingdom, Germany, the Czech Republic, Ireland and Slovakia in Europe, as well as Brazil, Mexico, several countries in Central America, Venezuela, Colombia, Peru, Argentina, Chile, Uruguay and Ecuador in Latin America.

Telefónica has an industrial alliance with Telecom Italia, S.p.A. and a strategic alliance with China Unicom, in which the Group holds a 5% stake. In addition, the “Partners Program” was created in 2011 in line with the objective of unlocking the value of Telefónica’s scale. Three operators have signed up for this program (Bouygues, Etisalat and Sunrise). This initiative makes a host of services available to selected operators under commercial terms that allow the partners to leverage on Telefónica’s scale and to cooperate in key business areas (e.g. roaming, services to multinationals, procurement, handsets, etc.)

2012 highlights

The Group's total accesses rose 3.0% year-on-year, to nearly 316 million at the 2012 year end, driven by access growth in Latin America (5.5% year-on-year).

Telefónica Latin America's revenues rose 5.5% year-on-year and 6.7% in 2012 stripping out exchange rate differences and hyperinflationary adjustments in Venezuela, underpinned by growth in the customer base. The quality of the customer base itself has also improved, with a growing weight of contract and smartphone customers.

Mobile data revenues continued to drive growth in 2012, drawing heavily from the steep rise in non-SMS data revenues.

OIBDA in 2012 amounted to 21,231 million euros, with reported growth of 5.1%, affected by the recognition of 2,671 million euros of restructuring expenses at Telefónica Spain in 2011 and the 527 million euros write-down made by the Telefónica Group against its stake in Telefónica Ireland in 2012, due to the slowdown in activities in the prevailing market uncertainty.

Accesses
Thousands of accesses	2010	2011	2012	%Var 10/11	%Var 11/12
Fixed telephony accesses (1) (2)	41,355.7	40,119.2	40,002.6	(3.0)%	(0.3)%
Internet and data accesses	18,611.4	19,134.2	19,402.6	2.8%	1.4%
Narrowband	1,314.1	909.2	653.2	(30.8)%	(28.2)%
Broadband (3)	17,129.6	18,066.3	18,596.2	5.5%	2.9%
Other (4)	167.8	158.7	153.1	(5.4)%	(3.5)%
Mobile Accesses (5)	220,240.5	238,748.6	247,269.5	8.4%	3.6%
Prepay (6)	151,273.9	162,246.9	165,759.7	7.3%	2.2%
Contract (7)	68,966.6	76,501.7	81,509.8	10.9%	6.5%
Pay TV (8)	2,787.4	3,309.9	3,336.2	18.7%	0.8%
Unbundled loops	2,529.2	2,928.7	3,308.8	15.8%	13.0%
Share ULL	264.0	205.0	183.5	(22.3)%	(10.5)%
Full ULL	2,265.3	2,723.7	3,125.3	20.2%	14.7%
Wholesale ADSL (9)	687.4	849.3	800.6	23.6%	(5.7)%
Other (10)	1,420.7	1,518.0	1,621.8	6.8%	6.8%
Final Client Accesses	282,994.9	301,311.8	310,010.8	6.5%	2.9%
Wholesale Accesses	4,637.4	5,296.0	5,731.3	14.2%	8.2%
Total Accesses	287,632.3	306,607.8	315,742.1	6.6%	3.0%

(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included and total fixed wireless included. Includes VoIP and Naked ADSL. Since the first quarter of 2012, fixed telephony accesses include 384 thousand VoIP lines in Germany and 65 thousand fixed lines in UK to homogenize these accesses to Group’s criteria.
(2) It includes the reclassification in the fourth quarter of 2012 in Argentina of 157 thousand “fixed wireless” previously included in mobile contract accesses.
(3) DSL, satellite, optic fiber, cable and broadband circuits.
(4) Retail circuits other than broadband.
(5) In the first quarter of 2012, 2.0 million inactive accesses were disconnected in Spain.
(6) In the first quarter of 2012, 1.2 million inactive accesses were disconnected in Spain. In the third quarter of 2011 360 thousand inactive accesses were disconnected in Chile. In Brazil, 1.0 million inactive accesses were disconnected in the fourth quarter of 2011 and 1.6 million inactive accesses were disconnected in the second quarter of 2012.
(7) First quarter of 2012 includes the disconnection of 800 thousand inactive accesses in Spain.
(8) Includes 150 thousand clients of TVA in June 2011.
(9) Includes ULL rented by Telefónica Germany and Telefónica UK.
(10) Circuits for other operators. Includes Wholesale Line Rental (WLR) in Spain.

Accesses by region

The Telefónica Group’s strategy is predicated on capturing growth in its markets and especially on attracting high-value customers.

This strategy led to a 3.0% increase in total accesses, to nearly 316 million at the 2012 year end, driven primarily by contract, mobile broadband and fixed broadband customers. Accesses in Telefónica Latin America (67% of total) were particularly noteworthy, rising 5.5% compared to the December 2011 figure, despite the disconnection of inactive customers in Brazil (1.6 million accesses) and the implementation of more restrictive criteria concerning both new connections and disconnections. Total accesses in Telefónica Europe dropped 1.9% year-on-year, due to the disconnection of 2.0 million inactive mobile accesses in Spain in the first quarter of 2012.

Mobile broadband accesses stood at 52.8 million at December 2012, reflecting a solid 38% year-on-year increase and representing 21% of mobile accesses (up 5 p.p. year-on-year).

At December 31, 2012, the Telefónica Group holds significant direct and indirect stakes (of over 5% in all cases) in listed telecommunications companies other than in those in which it has control. These companies are China Unicom and Telecom Italia, S.p.A.

2012 Consolidated results

	Year ended December 31						Percent Change
Results of operations	2012		2011		2010		2012 vs 2011		2011 vs 2010
Millions of euros	Total	% of revenues	Total	% of revenues	Total	% of revenues	Total	%	Total	%
Revenues	62,356	100.0%	62,837	100.0%	60,737	100.0%	(481)	(0.8)%	2,100	3.5%
Other income	2,323	3.7%	2,107	3.4%	5,869	9.7%	216	10.3%	(3,762)	(64.1)%
Supplies	(18,074)	(29.0)%	(18,256)	(29.1)%	(17,606)	(29.0)%	182	(1.0)%	(650)	3.7%
Personnel expenses	(8,569)	(13.7)%	(11,080)	(17.6)%	(8,409)	(13.8)%	2,511	(22.7)%	(2,671)	31.8%
Other expenses	(16,805)	(27.0)%	(15,398)	(24.5)%	(14,814)	(24.4)%	(1,407)	9.1%	(584)	3.9%
Operating income before depreciation and amortization (OIBDA)(*)	21,231	34.0%	20,210	32.2%	25,777	42.4%	1,021	5.1%	(5,567)	(21.6)%
Depreciation and amortization	(10,433)	(16.7)%	(10,146)	(16.1)%	(9,303)	(15.3)%	(287)	2.8%	(843)	9.1%
Operating income	10,798	17.3%	10,064	16.0%	16,474	27.1%	734	7.3%	(6,410)	(38.9)%
Share of profit (loss) of associates	(1,275)	(2.0)%	(635)	(1.0)%	76	0.1%	(640)	100.8%	(711)	n.m.
Net financial expense	(3,659)	(5.9)%	(2,941)	(4.7)%	(2,649)	(4.4)%	(718)	24.4%	(292)	11.0%
Corporate income tax	(1,461)	(2.3)%	(301)	(0.5)%	(3,829)	(6.3)%	(1,160)	n.m.	3,528	(92.1)%
Profit for the year	4,403	7.1%	6,187	9.8%	10,072	16.6%	(1,784)	(28.8)%	(3,885)	(38.6)%
Non-controlling interests	(475)	(0.8)%	(784)	(1.2)%	95	0.2%	309	(39.4)%	(879)	n.m.
Profit for the year attributable to equity holders of the parent	3,928	6.3%	5,403	8.6%	10,167	16.7%	(1,475)	(27.3)%	(4,764)	(46.9)%
(*) OIBDA is operating income before depreciation and amortization n.m: non meaningful

Year ended December 31, 2012 compared with year ended December 31, 2011

The year 2012 was a key year in the transformation of Telefónica. Throughout the year, a number of initiatives were undertaken aimed at helping the Company begin growing again. Telefónica Latin America surpassed Telefónica Europe in revenues for the first time, continuing to be one of the group's two main levers of growth, along with mobile data revenues. In Telefónica Europe, there has been a recovery in sales activity in certain markets owing to the success of tariffs that have been launched, especially "Movistar Fusión" in Spain, which reflect an improvement of its competitive position across different markets, even though revenues of Telefónica Europe fell 6.5% with respect to 2011.

In view of the sale of the Atento Group in the fourth quarter of 2012, the results of that business area were deconsolidated from the Telefónica Group as from the end of November 2012. This had an impact on the year-on-year comparison of Telefónica's economic results in reporting terms.

OIBDA was also impacted by the 527 million euros write-down the Telefónica Group made against its stake in Telefónica Ireland.

Revenues: Revenues for 2012 stood at 62,356 million euros, which represented a decrease of 0.8% on the 2011 figure. This decrease was due to less favorable conditions in some markets, and the prevailing economic situation, in which competition is steeper and regulatory changes have had adverse impacts. The exchange rate differences and the effect of hyperinflation in Venezuela contributed 0.1 p.p. to change in revenues; when stripping out this impact, the fall was 0.9% in 2012.

The Company's strong diversification continues to be a key differential for the Group in the current market situation, as reflected by the revenues structure. In this regard, revenues showed solid growth in Telefónica Latin America (up 5.5% year-on-year) and accounted for 49% of consolidated revenues (up 2.9 p.p. compared to 2011), outperforming those of Telefónica Europe (48% of the Group's total and down 6.5% year-on-year). Telefónica Spain's contribution to consolidated revenues decreased to 24%.

The decline in revenue compared to the year-ago figure was caused by the lower average revenue per access for the Group, mainly due to lower average revenue per mobile access in Spain and the UK, and the overall fall in average revenue per fixed access in the Group, which undermined the growth in accesses. Revenues were hit hard by cuts to interconnection rates, which had a drag of approximately 1.1 p.p. on overall revenue growth.

In terms of services, mobile data revenue continued to be the largest growth driver in 2012 (up 12.8% year-on-year), accounting for over 34% of mobile service revenues in the period (31% in 2011). Non-SMS data revenue climbed 24.1% year-on-year, raising its share of total data revenue by 5 p.p. to 57%.

Other income: Other income comprises the gains on disposals of assets, 782 million euros in 2012 (down 5.0% year-on-year). In 2012, other income primarily reflects: i) sales of non-strategic towers, with an impact of 643 million euros on Other income (and OIBDA), primarily in Brazil, Mexico, Chile, Spain and Peru; ii) the sale of software applications (gains of 39 million euros; 18 million euros recognized in Telefónica Spain); and iii) the fourth-quarter sales of the Atento Group (gains of 61 million euros), Rumbo (gains of 27 million euros) and Hispasat (partial sale, gains of 26 million euros). In 2011, this caption mainly reflected: i) the positive impact derived from the partial reduction of the Group’s economic exposure in Portugal Telecom (184 million euros); and ii) the sale of non-strategic towers (541 million euros).

Total expenses, which include supplies, personnel expenses and other expenses (mainly external services and taxes other than corporate income tax) stood at 43,448 million euros, down 2.9% on the 2011 figure. These expenses were affected by exchange rate differences and hyperinflation adjustments (0.3 p.p.); when stripping out this impact, expenses were down 3.2%. The year-on-year variation reported is also affected by the provision for restructuring expenses in Spain, made in the third quarter of 2011 (2,671 million euros). The year-on-year reduction in expenses is primarily explained by the absence of similar restructuring charges in 2012 and lower commercial expenditure, especially in Spain, as a result of a new commercial model in place from the end of 2011.

•
Supply costs amounted to 18,074 million in 2012, down 1.0% on 2011, reflecting the lower mobile interconnection costs and lower handset consumption in Spain resulting from the new policy doing away with subsidies and the lower volume of handset upgrades.

•
Personnel expenses were 8,569 million euros, down 22.7% on 2011. The year-on-year variation was affected by the provision for personnel restructuring in Spain, mentioned above. When stripping out the impact of this provision, which amounted to 2,671 million euros, personnel expenses were 1.9% higher than in 2011, reflecting the adjustments for inflation in certain Latin American countries.

The average headcount was 272,598 employees, 13,547 less than the 2011 average. The decrease mainly reflects the sale of Atento in the fourth quarter of 2012. When stripping out the Atento business, Telefónica's average headcount was 131,468 employees, 2,480 less than in 2011.

•
Other expenses rose 9.1% year-on-year to 16,805 million euros. This increase was primarily driven by the increase in external services caused by higher customer service costs, and network and systems costs as well as the 527 million euros write-down of the Telefónica Group made against its stake in Telefónica Ireland and by the capital loss (97 million euros) generated on the sale of China Unicom shares.

OIBDA stood at 21,231 million euros, up 5.1% from 2011. When stripping out the negative impact of exchange rate differences and hyperinflationary adjustments (0.3 p.p.), OIBDA grew by 5.4%. The OIBDA margin for 2012 was 34.0%, posting a year-on-year erosion of revenues that was not offset by cost savings.

In terms of geographic segments, Telefónica Latin America had the largest contribution to consolidated OIBDA (52.3%, down 1.6 p.p. compared to December 2011). Telefónica Europe accounts for less than 50%.

Depreciation and amortization rose by 2.8% year-on-year, to 10,433 million euros. This variation was primarily due to amortization of new spectrum licenses acquired in Germany, Brazil, Colombia, Mexico and Venezuela, and to the overall increase in fixed assets. Total depreciation and amortization charges derived from purchase price allocation processes stood at 962 million euros in 2012 (down 14.1% year-on-year).

Operating income in 2012 amounted to 10,798 million euros, a reported increase of 7.3%, helped by a 5.1% increase in OIBDA and hurt partially by a 2.8% increase in depreciation and amortization.

The share of profit (loss) of associates in 2012 reflects a loss of 1,275 million euros (vs. a loss of 635 million euros in 2011), primarily due to the write-down of Telco, S.p.A.’s investment in Telecom Italia and the recovery of all the operating synergies considered at the time of this investment, with a net impact of -1,355 million euros in 2012 and -662 million euros in 2011.

Net financial expense in 2012 totaled 3,659 million euros, 24.4% more than in 2011. This increase is due to two effects: first, an increase in average cost of net debt primarily due to the increase in average net debt (up 3.3% to a total of 58,187 million euros), the rise in credit spreads and the need to enhance liquidity (with very low returns compared to the cost of the debt) as a result of the financial market crises; and, secondly, to the increase in net exchange differences caused by the decline in estimated value of the Venezuelan bolivar fuerte. In spite of the increase in credit costs, the Group's average cost of gross financial debt held steady at 4.7%. Stripping out net exchange rate differences, such expenses implied an average cost of net debt of 5.37% in 2012.

Corporate income tax in 2012 amounted to 1,461 million euros, implying an effect tax rate of 24.9% over the 5,864 million euros of profit before tax, lower than statutory rates, mainly due to the recognition of tax credits in several countries.

Profit attributable to non-controlling interests reduced net profit by 475 million euros in 2012, and primarily reflects the share of Telefónica Brazil, Telefónica Czech Republic and Telefónica Germany's profits attributable to non-controlling interests. The year-on-year variation (a decrease of 39.5%) was due to reversal in the fourth quarter of 2011 of deferred tax liabilities recognized on the Vivo purchase price allocation (1,288 million euros) as a result of the change in the tax value of certain assets acquired.

In all, the consolidated profit of 2012 amounted to 3,928 million euros (down 27.3% year on year).

Year ended December 31, 2011 compared with year ended December 31, 2010

Consolidated results in 2011 reflect the impact of consolidation of 100% of Vivo since October 1, 2010 (50% prior to that date).

Revenues: Revenues rose 3.5% in 2011, to 62,837 million euros. The full consolidation of Vivo had an impact of 2,396 million euros. Exchange rates and the impact of hyperinflation in Venezuela subtracted -0.7 p.p. from revenue growth in the year. Excluding both impacts, revenues are in line with those of the prior year, with Latin America as the region with the highest contribution to revenues (46%) as well as to its growth.

Overall revenue growth was driven by the growth of accesses, as average revenue per access for the Group declined due to decreases in average revenue per mobile access in Europe and widespread decreases in the fixed line voice business. Excluding the impact of declines in interconnection tariffs, revenue growth was slightly more than 1 p.p. higher.

Other income: Other income totaled 2,107 million euros and reflects gains on disposals of non-strategic assets in the year, mainly in Latin America, in the amount of 541 million euros, and the positive impact derived from the partial reduction of the Group’s economic exposure from its stake in Portugal Telecom (184 million euros). The variation in other income compared to 2010 is primarily due to the 2010 recognition of a capital gain of 3,797 million euros arising from the remeasurement of the previously held investment in Brasilcel. Other income in 2010 also reflects gains on disposals of non-strategic assets and the sale of Manx, for 260 million euros and 61 million euros, respectively. Other income in 2011 also reflects the impact of lower ancillary income.

Total expenses, which include supplies, personnel expenses and other expenses (mainly external services and taxes other than corporate income tax), were 44,734 million euros in 2011, up 9.6% compared to 2010. The increase reflects the impact of full consolidation of Vivo from October 2010, which amounted to 1,574 million euros, and the increase in personnel expenses due to the recognition in 2011 of 2,671 million euros of restructuring costs related to the labor force reduction plan approved by the Group in Spain. In 2010, personnel expenses included 658 million euros of costs from the restructuring of workforces of several Group companies. Also in 2010, 400 million euros of firm commitments were recognized in relation to Telefónica Foundation’s social program.

Excluding the aforementioned effects, total expenses slightly exceeded revenue growth due to:

•
Supply and external services related to stronger commercial activity following the increasing adoption of smartphones in all regions, which implies higher handset costs in Latin America due to greater levels of commercial activity and to higher spending on 3G network deployment. However, total supplies were offset by lower mobile interconnection expenses.

•	Personnel expenses related to the increased headcount levels in Brazil and wage growth linked to higher inflation in some of the region's markets.

•	Increase in other expenses caused by higher customer service costs, higher commercial expenses due to increased commercial activity and higher spending on 3G network deployment.

As a result of the above, OIBDA in 2011 decreased approximately 22% to 20,210 million euros from 25,777 million euros in 2010.

Depreciation and amortization increased by 9.1% in 2011, reflecting both the full consolidation of Vivo and the amortization of assets in Vivo’s purchase price allocation (336 million euros in 2011 compared to 84 million euros in 2010).

Operating income fell by approximately 39% to 10,064 million euros in 2011 from 16,474 million euros in 2010. Excluding foreign exchange rate effects and the consideration of Venezuela as a hyperinflationary economy, operating income would have decreased by 38% in the year.

The share of profit (loss) of associates reflects a loss of 635 million euros in 2011, compared to a profit of 76 million euros in 2010. The variation is due to the impact of the valuation adjustment made by Telco, S.p.A. to its stake in Telecom Italia, coupled with the impact of operational synergies considered in the investment made in this company and the deconsolidation of Portugal Telecom.

Net financial expenses for 2011 increased by 11% year-on-year to 2,941 million euros, primarily a result of the 13% rise in average financial debt, to a total of 56,351 million euros. This implied an average cost of debt of 5.22% which, adjusting for exchange rate differences, fell to below 5% (4.91%). Net financial debt increased by 711 million euros in the year to 56,304 million euros at December 31, 2011. Foreign exchange gains and losses for the year ended December 31, 2011 increased financial expenses by 29 million euros.

Corporate income tax in 2011 totaled 301 million euros (3,829 million euros in 2010), on a profit before tax of 6,488 million euros. In 2011, deferred tax liabilities recognized in the Vivo purchase price allocation of 1,288 million euros (952 million euros in profit for the year attributable to equity holders of the parent) were reversed as a result of the change in the tax value of certain assets upon the merger of Telesp and Vivo in October 2011, as they became tax deductible under Brazilian tax regulations.

Profit attributable to non-controlling interests reduced net profit by 784 million euros in 2011. This was mainly due to non-controlling interests’ share in the profits of Telefónica Brazil (864 million euros), which was affected by the exchange of Telesp shares for Vivo Participações, and Telefónica Czech Republic shares (95 million euros). These impacts more than offset the non-controlling interests’ share of losses of Telefónica Telecom in Colombia.

As a result of all of the factors noted above, consolidated net profit for 2011 declined 46.9% to 5,403 million euros compared with 10,167 million euros in 2010.

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

							Var 10/11		Var 11/12
Millions of euros	2010	% Total	2011	% Total	2012	% Total	Reported	Ex fx (*)	Reported	Ex fx (*)
Revenues	60,737		62,837		62,356		3.5%	4.2%	(0.8)%	(0.9)%
Telefónica Europe	33,726	55.5%	32,066	51.0%	29,995	48.1%	(4.9)%	(4.8)%	(6.5)%	(7.8)%
Telefónica Latin America	25,476	41.9%	28,941	46.1%	30,520	48.9%	13.6%	15.2%	5.5%	6.7%
OIBDA	25,777		20,210		21,231		(21.6)%	(21.2)%	5.1%	5.4%
Telefónica Europe	12,541	48.7%	9,278	45.9%	10,244	48.3%	(26.0)%	(26.1)%	10.4%	9.5%
Telefónica Latin America	13,630	52.9%	10,890	53.9%	11,103	52.3%	(20.1)%	(19.3)%	2.0%	3.1%
OIBDA Margin	42.4%		32.2%		34.0%
Telefónica Europe	37.2%		28.9%		34.2%
Telefónica Latin America	53.5%		37.6%		36.4%
Operating income	16,474		10,064		10,798		(38.9)%	(38.1)%	7.3%	8.8%
Telefónica Europe	7,455	45.3%	4,197	41.7%	5,233	48.5%	(43.7)%	(43.8)%	24.7%	23.9%
Telefónica Latin America	9,686	58.8%	6,120	60.8%	6,015	55.7%	(36.8)%	(35.3)%	(1.7)%	0.7%
Net income	10,167		5,403		3,928
(*) Excluding foreign exchange rate effects and the consideration of Venezuela being considered a hyperinflationary economy

Revenues and OIBDA Contribution by Country

We include below some charts showing the Revenues and OIBDA contribution by main countries, and segments, to total Consolidated Group Revenues and OIBDA for 2010, 2011 and 2012. By way of explanation, Telefónica Spain revenues in 2012 contribute by 24.0% to total Group revenues in 2012 (that are 100%).

As the preceding charts show, the Telefónica Group has high geographic diversification, with Telefónica Europe (including Spain) and Telefónica Latin America showing similar shares in 2012. Spain and Brazil are the largest single contributors to OIBDA in the Group and also to revenue, followed by the UK, Germany, Venezuela, Argentina and Chile. Together, these countries accounted for 87% of OIBDA and 81% of Group revenue in 2012 (83% of OIBDA and 82% of revenue in 2011 and 72% of OIBDA and 81% of revenue in 2010, respectively), and are therefore those on which our discussion of segment results is focused.

Contribution to growth by country

(Excludes the effects of exchange reates and hyperinflation in Venezuela)

In the charts included below, we disclose the contribution to growth by country and segment excluding the effects of exchange rates and hyperinflation in Venezuela. It is the contribution to consolidated growth of Revenues and OIBDA of main countries and segments, for 2011 and 2012. By way of explanation the negative 3.7% of Telefónica Spain in 2012 means that Telefónica Spain’s drop in revenues caused a -3.7 p.p. decrease in total consolidated revenues in 2012, and the addition of all countries’ contribution shown in the graph equals total Group revenues drop in 2012 (-0.9% excluding the impact of exchange rates).

OIBDA 2011
OIBDA 2012
Telefonica Europe
T.Spain -13.3% 8.7%
United Kingdom 0.1% -1.7%
Germany 1.1% 0.7%
Czech Republic -0.3% -0.5%
Slovakia 0.1% 0.1%
Ireland -0.3% -0.4%
Total -12.7% 4.4%
Telefonica Latam
Brazil 4.9% 1.3%
Mexico -0.1% -0.7%
Venezuela 0.2% 1.5%
Colombia 0.3% 0.0%
Peru -0.2% 0.3%
Argentina 0.5% 0.0%
Chile -0.2% -0.4%
Total -10.2% 1.7%
Fil+ Rest+Eli. 1.7% -0.7%
Growth Ex Fx
-21.2%
Actual Growth
-21.6%
Exchange Impact
-0.4
Growth Ex Fx
5.4%
Actual Growth
5.1%
Exchange Impact
-0.3

Segment Outlook

TELEFÓNICA LATIN AMERICA

Accesses
Thousands of accesses	2010	2011	2012	%Var 10/11	%Var 11/12
Fixed telephony accesses (1)	24,403.6	23,960.7	24,153.3	(1.8)%	0.8%
Internet and data accesses	7,679.1	8,244.2	8,732.5	7.4%	5.9%
Narrowband	577.9	304.6	209.1	(47.3)%	(31.4)%
Broadband (2)	6,983.2	7,828.9	8,415.3	12.1%	7.5%
Other (3)	118.0	110.6	108.0	(6.3)%	(2.3)%
Mobile accesses	149,255.4	166,297.9	176,595.4	11.4%	6.2%
Prepay	119,359.1	131,087.2	137,141.5	9.8%	4.6%
Contract	29,896.3	35,210.7	39,453.9	17.8%	12.1%
Pay TV (4)	1,792.7	2,257.7	2,426.8	25.9%	7.5%
Final Clients Accesses	183,130.8	200,760.5	211,908.0	9.6%	5.6%
Wholesale Accesses	55.9	50.9	47.0	(9.0)%	(7.5)%
Total Accesses	183,186.7	200,811.3	211,955.1	9.6%	5.5%
Terra Accesses	556.1	641.7	604.7	15.4%	(5.8)%
Total Latin America Accesses	183,742.8	201,453.0	212,559.8	9.6%	5.5%

(1) PSTN (including public use telephony) x1; ISDN basis access x1; ISDN primary access; 2/6 access x30. Includes the Group’s accesses for internal use and total fixed wireless accesses.
 (2) Includes ADSL, fiber optic, cable modem and broadband circuits.
(3) Remaining retail circuits other than broadband.
(4) Includes 150 thousand TVA customers as from June 2011.

Evolution of competitive position
	Mobile Market Share (1)
Telefónica Latin America	2010	2011	2012
Brazil	29.7%	29.5%	29.1%
Argentina	31.0%	29.8%	29.7%
Chile	41.4%	39.1%	38.8%
Peru	63.4%	61.4%	60.0%
Colombia	22.4%	22.4%	21.6%
Venezuela	32.7%	32.7%	32.9%
Mexico	21.5%	20.9%	19.2%
Central America	n.a.	27.9%	29.7%
Ecuador	28.2%	28.4%	29.3%
Uruguay	38.5%	38.0%	37.4%
n.a. : not available.
(1)	Internal estimates (% of estimated market accesses)

Evolution of competitive position
	Share of ADSL (1)
Telefónica Latin America	2010	2011	2012
Brazil	24.8%	21.9%	18.8%
Argentina	31.9%	31.1%	30.9%
Chile	45.5%	43.0%	41.2%
Peru	91.2%	90.1%	90.1%
Colombia	20.8%	18.1%	18.1%
(1) Internal estimates

Key trends in the mobile business

•
Mobile accesses stood at 176.6 million, up 6.2% year-on-year, despite the disconnection of 1.6 million inactive pre-pay accesses in Brazil and the implementation of more restrictive criteria concerning both new connections and disconnections in several countries in the region.

•	Mobile broadband accesses soared 67.5% (down from 114% in 2011), representing 15% of the region’s total accesses, helping drive overall growth in revenues.

•	The contract customer base grew 12.1% year-on-year and represented 22% of the total mobile accesses in Latin America, in line with the growth strategy laid down for the region.

•	Traffic in Telefónica Latin America grew 16% from 2011 to 2012, outperforming the growth of accesses.

•
ARPU fell slightly (-0.2% year-on-year) despite the significant negative impact derived from the reduction of mobile termination rates. Outgoing ARPU increased by 3.1% year-on-year reflecting the Company’s focus on maximizing customer value.

•
Both OIBDA and the OIBDA margin for both years reflect the sale of non-strategic towers: 583 million euros in 2012, and 541 million euros in 2011. The increase in expenses more than offset this impact.

Key trends in the fixed line business

•	Broadband accesses grew 7.5% year-on-year, to 8.4 million, with a net addition of 586 thousand in 2012.

•	Pay TV accesses were up 7.5% in 2012, to 2.4 million, with a net add of 169 thousand accesses in the year.

•
Accesses in the fixed telephony business stood at 24.2 million, for year-on-year growth of 0.8%. This increase primarily derives from the launch of convergent service offers and the rise in market share in this service, thanks to "fixed wireless" technology.

Results
Millions of euros				Var 10/11		Var 11/12
Telefónica Latin America	2010	2011	2012	Reported	Ex fx	Reported	Ex fx
Revenues	25,476	28,941	30,520	13.6%	15.2%	5.5%	6.7%
OIBDA	13,630	10,890	11,103	(20.1)%	(19.3)%	2.0%	3.1%
OIBDA Margin	53.5%	37.6%	36.4%	(15.9) p.p.	−	(1.3)	−
Depreciation and amortization	(3,944)	(4,770)	(5,088)	20.9%	19.0%	6.7%	6.3%
Operating Income	9,686	6,120	6,015	(36.8)%	(35.3)%	(1.7)%	0.7%

2012 results

Telefónica Latin America represented 49% of consolidated revenue (up 2.9 p.p. compared to 2011) and 52.3% of consolidated OIBDA (a 1.6 p.p. decrease compared to 2011). The segment contributed 3.1 p.p. to the year-on-year variation in the Group's revenues stripping out the impact of exchange rates, mainly due to Venezuela’s, Argentina’s and Brazil’s contribution.

•
Telefónica Latin America reported a 5.5% year-on-year increase in revenue to 30,520 million euros in 2012, despite the negative impact (-1.2 p.p.) of exchange rate differences and hyperinflationary adjustments in Venezuela. These figures reflect the strong mobile service revenues generated in the year 2012 (up 11.4%), despite the negative impact of regulations.

The mobile broadband business posted a 24.1% rise in mobile data revenues compared to 2011, accounting for 29% of mobile services revenues (up 3 p.p. year-on-year). The increase in connectivity revenues underpinned growth in non-SMS data revenues (up 32.9% in the year, accounting for 57% of data revenues, up 4 p.p. year-on-year).

Revenues from handset sales increased by 17.9% to 1,661.4 million euros.

Brazil has shored up its role as the main regional market, accounting for 45% of the region's revenues in 2012.

Revenue in the fixed line business was hit by the drop in fixed lines, which outweighed the growth in broadband and TV, with lower ARPUs due to intense commercial activity.

•
Total expenses in 2012 were 20,577 million euros, an increase of 6.8%. Exchange rate differences and hyperinflation had an impact on total expenses of 322 million euros. Stripping out this impact, the increase would have been 8.2%.

•
Expenses for supplies were 7,670 million euros, up 2.8%, due mainly to increased demand for terminals related to the larger share of Smartphone sale, to higher content, digital and data services costs and higher site lease costs for the deployment of towers and due to our sale and leaseback of certain towers.

•	Personnel expenses rose 13.5% to 2,908 million euros, driven mostly by increases in certain countries in the area with high inflation.

•	Other expenses rose 8.3% year-on-year to 9,999 million euros, driven by larger growth in commercial activity and increased spending on customer services.

•
OIBDA was 11,103 million euros in 2012, for reported year-on-year growth of 2.0% (up 1.1 p.p. when stripping out the effect of exchange rate differences and hyperinflation in Venezuela). The OIBDA margin was 36.4% for the year, down 1.3 p.p. compared to 2011.

•	Both OIBDA and the OIBDA margin for 2011 and 2012 reflect the sale of non-strategic towers: 583 million euros in 2012, and 541 million euros in 2011.

•
In 2012 a number of factors (integration expenses, brand changes and reversal of provisions in Brazil, service interruptions in Argentina, retroactive impact of the new Venezuela labor law, etc.) brought OIBDA down by 42 million euros.

•
Following a contractual change in the handset sales model in Chile, as from the fourth quarter of 2012, OIBDA is affected by the new accounting treatment given for revenues and expenses formerly linked to a mobile handset sales model involving lease without charge, with a negative impact of 22 million euros in the fourth quarter of 2012.

2011 results

Telefónica Latin America represented 46% of consolidated revenue and 54% of consolidated OIBDA in 2011. It was also the largest contributor (6.3 p.p.) to revenue growth in the year. At the OIBDA level, the contribution declined 10.2 p.p. due to the recognition of 3,797 million euros in 2010, derived from the re-measurement of our previously held investment in VIVO at its fair value at the date of our acquisition of the 50% of Brasilcel held by Portugal Telecom.

•
Telefónica Latin America reported a 13.6% increase in revenue in 2011, to 28,941 million euros, despite the negative impact (-1.6 p.p.) of exchange rate differences and hyperinflation in Venezuela. Results for this region are also impacted by the full consolidation of Vivo since October 2010. When excluding Mexico, which was affected by the performance of pre-pay revenues and the sharp reduction in mobile termination rates, revenue growth was strong in the region. As shown herein, the growth in the mobile business was driven by significant increases in both the customer base and mobile ARPU in virtually all countries. Revenue in the fixed line business was hit by the drop in fixed lines, which outweighed the growth in broadband and TV, with lower ARPUs due to significant competitive pressures.

Finally, revenue trends indicate higher growth in mobile service revenues due to the Group’s efforts to boost commercial activity (e.g. increased spending by content and service providers, increased cost of high-end handsets, etc.) in a bid to tap the growth potential of the market despite the negative short-term impact on commercial expenses.

Brazil represented 49% of total revenue in Latin America in 2011, reinforcing its status as the region’s leading market and the main driver of Telefónica’s organic revenue growth in Latin America.

•
Total expenses amounted to 19,258 million euros, 15% higher than in 2010. In 2010, total expenses were 16,677 million euros, although this would increase by 1,638 million euros if we added 50% of VIVO from January to September for purposes of comparison with 2011.

In addition, 2010 included one-off costs from the restructuring of workforces of 410 million euros. Foreign exchange rates and hyperinflation contributed 261 million euros to total expenses. Like-for-like (i.e. stripping out these impacts), total expenses increased by 5.8%. The increase compared to 2010 was mainly the result of increased commercial activity than in the same period a year earlier, aimed at boosting the Company’s future revenue growth.

•
Expenses in supplies rose in line with market trends, driven by growth of the new businesses, higher expenditure on content providers, circuits, sites and tower sales~~,~~ and handsets costs, due to the growing weight of high-end handsets, such as smartphones.

•	Personnel expenses rose as the result of the internalization of contractors in Brazil and higher inflation in some Latin American economies.

•
The increase in other expenses was due to efforts to maintain high quality and customer service, which leads to larger fees and commissions, higher network and systems costs, larger energy costs related to both new sites and network deployment.

•	OIBDA for Telefónica Latin America fell 20.1% in 2011 to 10,890 million euros, affected by:

•	The consolidation of the remaining 50% of Vivo, which would have added nearly 900 million euros had this taken place at the beginning of 2010.

•	Foreign exchange rates and hyperinflation in Venezuela, which reduced OIBDA in Latin America by 128 million euros.

•
The recognition in 2010 of a 3,797 million euros gain deriving from the remeasurement of the previously held investment in Vivo at its fair value at the date of our acquisition of the 50% of Brasilcel previously held by Portugal Telecom.

•	The recognition in 2010 of non-recurring restructuring charges of 410 million euros.

Excluding these effects, OIBDA for Telefónica Latin America was virtually flat in 2011, as revenue growth was offset by the increased commercial activity (larger share of high-end handsets), and efforts to enhance quality –affecting network and system costs- and customer service.

BRAZIL

Accesses
Thousands of accesses	2010	2011	2012	% Var 10/11	% Var 11/12

Fixed telephony accesses (1)	11,292.6	10,977.4	10,642.7	(2.8)%	(3.0)%
Internet and data accesses	3,848.2	3,942.6	3,964.3	2.5%	0.6%
Narrowband	446.2	214.5	137.9	(51.9)%	(35.7)%
Broadband (2)	3,319.2	3,648.0	3,748.4	9.9%	2.8%
Other (3)	82.8	80.0	78.1	(3.3)%	(2.5)%
Mobile accesses	60,292.5	71,553.6	76,137.3	18.7%	6.4%
Pre-Pay	47,658.6	55,438.1	57,335.1	16.3%	3.4%
Contract	12,633.9	16,115.5	18,802.2	27.6%	16.7%
Pay TV (4)	486.3	698.6	601.2	43.7%	(13.9)%
Final Clients Accesses	75,919.6	87,172.1	91,345.4	14.8%	4.8%
Wholesale Accesses	33.9	28.0	24.4	(17.3)%	(13.0)%
Total Accesses	75,953.5	87,200.1	91,369.8	14.8%	4.8%
(1) PSTN (including public use telephony) x1; ISDN basis access x1; ISDN primary access; 2/6 access x30. Includes the Group’s accesses for internal use and total fixed wireless accesses.
(2) Includes ADSL, fiber optic, cable modem and broadband circuits.
(3) Remaining retail circuits other than broadband
(4) Includes 150 thousand TVA customers as from June 2011.

The Brazilian telecommunications market continues to grow, particularly in mobile and broadband data. In this setting, the company’s operations in Brazil performed well. We continue to hold leading market positions in terms of mobile accesses and revenues based on internal estimates, although the share of fixed broadband accesses has eroded due to aggressive commercial efforts by competitors.

During the year, several new sales efforts were launched in the mobile segment, continually repositioning consumer plans in order to boost the market share in data services and voice traffic, as well as in the fixed business, rolling out convergent services and developing fixed wireless technology outside Sao Paulo. This technology is currently in place in the country's main metropolitan regions. In the television segment, the company launched the IPTV pay TV service in October and the OTT "Vivo Play" service (on demand video) in December 2012. The company also rolled out a 200 Mb fixed broadband offer through the fiber network, a notable market milestone.

Results
Millions of euros				% Var10/11		% Var 11/12
Brazil	2010	2011	2012	€	Local Currency	€	Local Currency
Revenues	11,119	14,326	13,618	28.8%	28.7%	(4.9)%	2.3%
Wireless Business	4,959	8,437	8,573	n.c.	n.c.	1.6%	9.4%
Service revenues	4,649	8,014	8,167	n.c.	n.c.	1.9%	9.7%
Wireline Business	6,843	5,890	5,045	n.c.	n.c.	(14.4)%	(7.8)%
OIBDA	4,074	5,302	5,161	30.2%	30.0%	(2.7)%	4.8%
OIBDA Margin	36.6%	37.0%	37.9%	0.4 p.p.	0.4 p.p.	0.9 p.p.	0.9 p.p.
Capex	1,797	2,468	2,444	37.4%	37.2%	(1.0)%	6.6%
OpCF (OIBDA - Capex)	2,277	2,834	2,717	24.5%	24.3%	(4.1)%	3.2%

 “n.c.”: not comparable

2012 results

•
Revenues amounted to 13,618 million euros in 2012, for year-on-year growth of 2.3% in local currency. Revenues from the mobile business came in at 8,573 million euros for the year, up 9.4% in local currency compared to 2011, where service revenues close at 9.7% in local currency compared to 2011 thanks to the good evolution of the outgoing revenues boosted by the average customer base growth and the growing weight in data revenues. This is partially offset by the incoming revenue fall (and consequent ARPU decrease) affected by the negative impact of the lower mobile termination rates. Additionally, our customer base in Brazil suffered a drop due to the disconnection in the second quarter of 1.6 million of inactive prepay mobile accesses.

Brazil - Mobile
	2010	2011	2012	% Var Local Currency 10/11	% Var Local Currency 11/12
Traffic (million minutes)	77,463	92,081	113,955	n.c.	27.4%
ARPU (euros)	11.0	10.2	8.9	n.c.	(6.4)%
“n.c.”: not comparable

The fixed business reported revenues of 5,045 million euros, down 7.8% in local currency due to lower retail fixed-mobile rates and to steep competition in the fixed broadband and pay TV businesses.

•
OIBDA stood at 5,161 million euros in 2012, up 4.8% in local currency driven by mobile revenues growth, offset by fixed voice revenues drop as well as expenses growth due to higher personnel costs coming from the internalization of contractors and workforce restructuring expenses and the increase of external services costs, associated to a higher commercial activity. On the other hand, OIBDA was positively affected by the recognition of 445 million euros in other income derived from the sale of non-strategic assets, compared to 187 million euros in 2011. The overall OIBDA margin was 37.9%, a 0.9 p.p. improvement on 2012.

2011 results

•	Revenues: Revenues trends were impacted by a number of factors:

•	The consolidation of the additional 50% of Vivo since October 2010, which affected period-to-period comparisons.

•	The full consolidation of TVA from June 2011, with retroactive effects from January 1, 2011. TVA contributed 81 million euros to revenue and 22 million euros to OIBDA in 2011.

In addition, following the transfer of the long-distance license from Telesp to Vivo in the last quarter of 2011, long-distance revenues were reclassified such that long-distance revenues arising in the mobile network are attributed to the mobile business and those from the fixed network to the fixed line business, and shown net of eliminations. This has no impact at the consolidated level, but affects the year-on-year comparability of the mobile and fixed line businesses.

Like-for-like mobile service revenues (i.e. including the impacts in both years) were 10.6% higher in 2011, in line with the growth in our customer base, with ARPU falling 3.6% due to aggressive commercial activity in the region. Data business revenues, representing 24% of service revenues, reflected a solid performance and became a key driver of the company’s future growth.

In the fixed line business, revenue adjusted, reduced by the transfer of the long-distance license, decreased by 1.4% in local currency. Growth in broadband (11% in local currency) and TV (45% in local currency, but not comparable due to the addition of TVA) was insufficient to offset the decline in the traditional voice business, mainly because of the loss of open lines (not bundled or pre-pay or controlled usage).

•
OIBDA: OIBDA in Brazil amounted to 5,302 million euros in 2011, and, as with revenues, is not comparable to prior year results due to the impact of consolidation of the additional 50% stake in Vivo since October 2010. The contribution to OIBDA in the first nine months of 2010 would be approximately 900 million euros. Excluding this impact and the 60 million euros recognized in 2010 for workforce restructuring expenses, the OIBDA margin would be similar in 2011 and 2010. OIBDA also includes proceeds from the disposal of non-strategic assets of 186 million euros in 2011 and 117 million euros in 2010.

ARGENTINA

Accesses
Thousands of accesses	2010	2011	2012	% Var 10/11	% Var 11/12

Fixed telephony accesses (1)	4,621.5	4,611.0	4,762.4	(0.2)%	3.3%
Fixed wireless	35.5	38.2	234.6	7.6%	514.1%
Internet and data accesses	1,505.4	1,630.7	1,755.5	8.3%	7.7%
Narrowband	65.7	35.7	19.3	(45.7)%	(46.0)%
Broadband (2)	1,439.7	1,595.1	1,736.3	10.8%	8.9%
Mobile accesses	16,148.9	16,766.7	17,604.0	3.8%	5.0%
Pre-Pay	10,370.4	10,581.3	11,000.0	2.0%	4.0%
Contract	5,778.5	6,185.4	6,604.0	7.0%	6.8%
Final Clients Accesses	22,275.8	23,008.4	24,121.9	3.3%	4.8%
Wholesale Accesses	13.0	13.9	14.1	7.0%	1.2%
Total Accesses	22,288.8	23,022.3	24,136.0	3.3%	4.8%

(1) PSTN (including public use telephony) x1; ISDN basis access x1; ISDN primary access; 2/6 access x30. Includes the Group’s accesses for internal use and total fixed wireless accesses.
(2) Includes ADSL, fiber optic, cable modem and broadband circuits.

In 2012, based on internal estimates, Telefónica Argentina maintained its market leadership, underpinned by a benchmark services portfolio with integrated fixed and mobile broadband bundles and added value services. The company applies a segmented approach in order to cover the diverse needs of its customer base. The key feature of the mobile business in 2012 was the heavy across-the-board increase in the mobile broadband service. In the fixed line business, the company retained its market leadership in both fixed line and broadband accesses in terms of market shares, based on internal estimates, maintaining growth in the number of lines, unlike the other operations in the region.

Results
Millions of euros				% Var10/11		% Var 11/12
Argentina	2010	2011	2012	€	Local Currency	€	Local Currency
Revenues	3,073	3,174	3,697	3.3%	14.5%	16.5%	18.4%
Wireless Business	1,979	2,039	2,431	3.0%	14.2%	19.2%	21.2%
Service revenues	1,845	1,880	2,200	1.9%	12.9%	17.0%	19.0%
Wireline Business	1,187	1,237	1,390	4.3%	15.6%	12.3%	14.2%
OIBDA	1,082	1,085	1,076	0.2%	11.1%	(0.8)%	0.8%
OIBDA Margin	34.3%	33.4%	28.5%	(0.9) p.p.	(0.9) p.p.	(4.8) p.p.	(4.8) p.p.
Capex	398	449	519	12.6%	24.9%	15.6%	17.5%
OpCF (OIBDA - Capex)	684	636	557	(7.0)%	3.1%	(12.4)%	(10.9)%

2012 results

The financial results in Argentina for the year were negatively affected by compensation paid to customers in respect of a software outage in Movistar's national network equipment, which affected service on April 2, 2012. In addition, results were also adversely affected by the heavy storm that hit the northern part of Buenos Aires on April 4, 2012.

•
Revenues: Service revenues from the mobile business grew sharply in 2012 (19.0% excluding foreign exchange rate effects), reflecting higher usage levels, driven by data usage and growth in the customer base. Data revenues are the main lever for growth (33.5%, excluding exchange rate differences).

Argentina - Mobile
	2010	2011	2012	% Var Local Currency 10/11	% Var Local Currency 11/12
Traffic (million minutes)	17,550	18,788	21,201	7.1%	12.8%
ARPU (euros)	9.2	9.7	11.0	17.3%	14.6%

Revenues in the fixed line business rose 14.2% in local currency due to the solid growth in revenues from broadband and new services (26.5%), reflecting the strong improvement in Internet and content revenues and revenues from data, IT and leasing of capacity.

•
OIBDA at Telefónica Argentina stood at 1,076 million euros, a 0.8% rise in local currency, not fully reflecting the good evolution of revenues due to the general rise in prices that impacted operating expenses, (mainly personnel expenses and external services due to inflation).

2011 results

•
Revenues: Growth in mobile service revenues (12.9% in local currency) was driven by a base of higher value customers, as seen in the increase in ARPU and the weight of the contract segment. Mobile data ARPU growth was driven by both the positive performance of SMS and the higher number of customers with data rates.

Revenues in the fixed line business rose 15.6% in local currency due to higher internet and content revenues (up 29.5%), propelled by the growth in broadband, and revenues from data, IT and leasing of capacity (up 18.1%).

•
OIBDA at Telefónica Argentina reached 1,085 million euros, an increase of 11.1% in local currency, not reflecting the growth percentages in revenue due to the general rise in prices that impacted operating expenses.

VENEZUELA

Accesses
Thousands of accesses	2010	2011	2012	% Var 10/11	% Var 11/12

Mobile accesses	9,514.7	9,438.7	10,549.0	(0.8)%	11.8%
Pre-Pay	8,740.3	8,570.9	9,514.8	(1.9)%	11.0%
Contract	774.4	867.8	1,034.3	12.1%	19.2%
Fixed wireless	966.2	883.4	900.3	(8.6)%	1.9%
Pay TV	69.3	114.3	215.3	65.0%	88.3%
Total Accesses	10,550.2	10,436.4	11,664.6	(1.1)%	11.8%

In 2012, Telefónica maintained a strong services offer in the market, strategically shoring up its leadership by maximizing the customer value, focusing on quality of service and innovation, and providing for the ongoing improvement of rates plans. Over the course of the year, results improved in both operating and financial terms. The company continued to focus on sales campaigns to promote mobile broadband, given the high percentage of smartphone customers.

Results
Millions of euros				% Var10/11		% Var 11/12
Venezuela	2010	2011	2012	€	Local Currency	€	Local Currency
Revenues	2,318	2,688	3,338	15.9%	11.2%	24.2%	28.1%
Service revenues	2,073	2,435	2,972	17.5%	12.8%	22.0%	25.6%
OIBDA	1,087	1,177	1,500	8.2%	4.4%	27.5%	30.0%
OIBDA Margin	46.9%	43.8%	44.9%	(3.1) p.p.	(3.1) p.p.	1.2 p.p.	0.7 p.p.
CapEx	293	372	463	26.9%	0.9%	24.5%	31.2%
OpCF (OIBDA-CapEx)	794	805	1,037	1.3%	5.6%	28.8%	29.5%

2012 results

•
Revenues: In 2012, revenues stood at 3,338 million euros, for a year-on-year growth of 28.1% in local currency. This improvement primarily reflected higher mobile service revenue (up 25.6%), driven by the larger customer base and the increase in ARPU, offset in part by lower interconnection rates, which had an impact of 28 million euros. Excluding this impact, service revenues would have increased by 26.9% year-on-year in local currency.

Data revenues for the year 2012 grew 37.4% compared to 2011, representing 39% of mobile service revenues (up 3 p.p. year-on-year). Non-SMS data revenues climbed 78% year-on-year, accounting for 53% of data revenues (up 12 p.p. compared to 2011).

Venezuela - Mobile
	2010	2011	2012	% Var Local Currency 10/11	% Var Local Currency 11/12
Traffic (million minutes)	14,195	14,529	16,408	2.4%	12.9%
ARPU (euros)	14.3	16.7	21.2	24.8%	17.4%

•
OIBDA: OIBDA stood at 1,500 million euros in 2012, for year-on-year growth of 30.0% in local currency. This growth is due to the service revenues good performance that compensates the expenses growth (26.5% in local currency) mainly impacted by the increase in personnel expenses following the reform of the labor law what resulted in higher personnel provisions, and the higher commercial costs related to the increased commercial activity in the year. The OIBDA margin was 44.9% in 2012 (up 1.2 p.p. compared to 2011), driven by the ongoing focus on boosting efficiency levels.

2011 results

•
Revenues: Growth in mobile service revenue (12.8% excluding foreign exchange rate effects) was driven by higher ARPU despite reductions in interconnection tariffs, with a negative impact of 22 million euros in the year.

Data revenues remained a key growth driver, rising 23.7% in the year and representing 36% (up 3 p.p.) of mobile service revenues.

•
OIBDA: OIBDA for 2011 was 1,177 million euros, increasing 4.4% from the prior year. Telefónica Venezuela’s OIBDA margin stood at 43.8% (down 3 p.p. year-on-year), with continued high levels of efficiency in an environment characterized by widespread price increases that translated into higher personnel and subcontractor expenses.

CHILE

Accesses
Thousands of accesses	2010	2011	2012	% Var 10/11	% Var 11/12

Fixed telephony accesses (1)	1,939.3	1,848.1	1,737.9	(4.7)%	(6.0)%
Internet and data accesses	836.0	887.4	940.1	6.1%	5.9%
Narrowband	6.6	5.8	5.5	(12.3)%	(5.2)%
Broadband (2)	821.5	878.1	932.0	6.9%	6.1%
Other (3)	7.9	3.5	2.5	(55.9)%	(27.0)%
Mobile accesses	8,794.0	9,548.1	10,040.1	8.6%	5.2%
Pre-Pay	6,179.3	6,732.7	7,385.0	9.0%	9.7%
Contract	2,614.7	2,815.4	2,655.1	7.7%	(5.7)%
Pay TV (4)	341.2	390.8	424.0	14.5%	8.5%
Final Clients Accesses	11,910.5	12,674.4	13,142.1	6.4%	3.7%
Wholesale Accesses	5.3	5.2	4.9	(2.2)%	(5.9)%
Total Accesses	11,915.8	12,679.6	13,147.0	6.4%	3.7%

(1) PSTN (including public use telephony) x1; ISDN basis access x1; ISDN primary access; 2/6 access x30. Includes the Group’s accesses for internal use and total fixed wireless accesses.
(2) Includes ADSL, fiber optic, cable modem and broadband circuits.
(3) Remaining retail circuits (broadband)

Telefónica maintained its position as one of the leaders in the Chilean telecommunications market, strengthening its competitive advantage through an integrated and unique service offer, despite the stiff market competition. In 2012, Telefónica Chile's commercial activity was negatively affected by the nationwide introduction of number portability, in both the mobile and the fixed businesses.

During the year, the company promoted mobile broadband and high-speed fixed broadband, both in VDSL and fiber optic technology, and continually enhanced its offers through bundled services. In late 2012, the company launched the new IPTV platform, following an alliance with Microsoft that made it possible to bundle broadband services and improve its television offers.

Results
Millions of euros				% Var10/11		% Var 11/12
Chile	2010	2011	2012	€	Local Currency	€	Local Currency
Revenues	2,197	2,310	2,569	5.2%	4.8%	11.2%	3.3%
Wireless Business	1,266	1,399	1,559	10.5%	10.1%	11.5%	3.6%
Service revenues	1,175	1,283	1,429	9.2%	8.9%	11.4%	3.5%
Wireline Business	1,038	1,037	1,113	(0.1)%	(0.4)%	7.3%	(0.3)%
OIBDA	1,092	1,035	1,033	(5.2)%	(5.5)%	(0.2)%	(7.3)%
OIBDA Margin	49.7%	44.8%	40.2%	(4.9) p.p.	(4.9) p.p.	(4.6) p.p.	(4.6) p.p.
Capex	516	529	606	2.4%	2.1%	14.6%	6.5%
OpCF (OIBDA - Capex)	576	507	427	(12.0)%	(12.3)%	(15.7)%	(21.7)%

2012 results

•
Revenues: Mobile revenues rose 3.6% in local currency to 1,559 million euros fuelled by growth in service revenues. Service revenues were 3.5% higher in local currency, with the growth in the customer base making up for the downtrend in ARPU in local currency caused by the drop in usage, mainly among pre-pay customers, in view of greater market competition.

Fixed line revenues remained stable with respect to 2011, amounting to 1,113 million euros, underpinned by broadband and new services revenues (52% of revenues and up 10.9% in local currency), reflecting the growth in Internet, TV, content revenues, data, IT and capacity lease revenues, which offset the 9.9% decrease in voice and access revenues (in local currency).

Chile - Mobile
	2010	2011	2012	% Var Local Currency 10/11	% Var Local Currency 11/12
Traffic (million minutes)	11,791	12,218	13,064	3.6%	6.9%
ARPU (euros)	12.1	11.6	12.0	(4.1)%	(3.9)%

•
OIBDA: OIBDA dropped 7.3% in local currency despite revenues are increasing 3.3% due to a higher commercial activity in the mobile business with the start-up of portability, which results in higher growth in supplies, content and interconnection expenses plus the negative effect in other revenues of the sale of towers (32 million euros compared to 50.1 million euros in 2011). In addition, following a contractual change in the handset sales model in Chile, OIBDA is affected by the negative effect of the new accounting treatment applicable to revenues and expenses formerly linked to a mobile handset sales model involving lease without charge that was previously accounted as Capex (negative impact of 22 million euros, all included in the last quarter of the year).

2011 results

•
Revenues: Mobile revenues rose 10.1% in local currency to 1,399 million euros in 2011, fuelled by the strong growth in service revenues. Service revenues increased by 8.9% in local currency, as a result of the growth in the customer base, offsetting the downtrend in ARPU caused by the drop in usage from pre-pay customers. Data revenues also had a positive performance, with a 34% increase in the year in local currency, representing 19% of total service revenues.

Fixed line revenues in Chile remained stable with respect to 2010, with the 12.3% increase in Internet, TV and content revenues offsetting the 8% decrease in local currency in traditional business revenues.

•
OIBDA: OIBDA decreased 5.5% in local currency, partly due to the recognition in 2010 of damage compensation received on insurance contracts following earthquake damage in February 2010 and gains from the disposal of non-strategic assets (15 million euros) in 2010. Gains on the sale of non-strategic assets in 2011 amounted to 50 million euros OIBDA for the year was also impacted by the 24% increase in supply costs (excluding foreign exchange rate effects) caused by higher interconnection costs from increased traffic and greater equipment costs resulting from the increased commercial activity in the mobile business attributable to purchases of high-end handsets.

MÉXICO

Accesses
Thousands of accesses	2010	2011	2012	% Var 10/11	% Var 11/12

Mobile accesses	19,661.6	19,742.4	19,168.0	0.4%	(2.9)%
Pre-Pay	18,061.3	18,149.8	17,668.3	0.5%	(2.7)%
Contract	1,600.2	1,592.6	1,499.7	(0.5)%	(5.8)%
Fixed wireless	565.5	745.3	1,158.9	31.8%	55.5%
Total Accesses	20,227.1	20,487.7	20,326.9	1.3%	(0.8)%

The company launched its "Zero Prepayment" campaign in the latter part of the year, allowing customers to call any fixed or mobile operator in Mexico, the US or Canada for 0.85 Mexican pesos/minute. This campaign was a milestone in the strategy to reduce rates within the "call anywhere" plans, rolled out following the drastic reduction in interconnection rates in the first half of 2011. In addition, through the year the company unveiled new data plans aimed at boosting the mobile broadband business. These plans include the LTE launch, with Movistar being the first operator to offer this service in Mexico. All these efforts reflect the company's strategic focus on innovation and quality of service.

It should also be noted that in the second half of 2012 the agreement on national roaming with Iusacell came into effect, significantly reinforcing the coverage and capacity of the services that both companies provide (Iusacell and Telefónica Móviles México).

Results
Millions of euros				% Var10/11		% Var 11/12
México	2010	2011	2012	€	Local Currency	€	Local Currency
Revenues	1,832	1,557	1,596	(15.0)%	(12.3)%	2.5%	0.4%
Service revenues	1,651	1,387	1,416	(16.0)%	(13.3)%	2.1%	(0.0)%
OIBDA	623	572	432	(8.2)%	(5.2)%	(24.6)%	(26.1)%
OIBDA Margin	34.0%	36.7%	27.0%	2.7 p.p.	2.7 p.p.	(9.7) p.p.	(9.7) p.p.
CapEx	1,580	471	427	(70.2)%	(69.2)%	(9.4)%	(11.3)%
OpCF (OIBDA-CapEx)	(957)	101	5	c.s.	c.s.	(95.2)%	(95.3)%

2012 results

•
Revenues amounted to 1,596 million euros in 2012, for 0.4% growth year-on-year in local currency. Mobile service revenues remained stable compared to 2011 in local currency amounting to 1,416 million euros in 2012 thanks to an increase in data revenues, despite an estimated negative impact of 64 million euros from the lower interconnection rates approved by the regulatory authorities in the second quarter of 2011. Data revenues climbed 15.0% from 2011 to 2012, despite the 54% reduction in SMS interconnection rates in September 2012. Data revenues account for 33% of mobile service revenues (up 4 p.p. year-on-year). Non-SMS data revenues rose 61.8% year-on-year, accounting for 39% of data revenues (up 11 p.p. compared to 2011).

•
OIBDA: OIBDA was 432 million euros in 2012 (down 26.1% year-on-year in local currency), for an OIBDA margin of 27.0%, strongly impacted by the sale of non-strategic towers in 2011, which amounted to 240 million euros compared with 77 million euros for tower sales in 2012. Stripping out this effect, OIBDA grew 6.5%, slightly over revenue evolution. It is important to highlight the interconnection rates reduction which negatively impacted OIBDA by 14 million euros. Such rate reduction is more than offset by a higher level of efficiency coming from the Iusacell roaming agreement and higher commercial efficiency. For 2012, OIBDA margin was 27.0%, due to the gradual improvement in margin throughout the year.

2011 results

•
Revenues: Service revenues decreased by 13.3% in local currency to 1,387 million euros, principally as the result of the aforementioned reductions in interconnection tariffs and the impact of lower revenue from outgoing traffic in the pre-pay segment attributable to decreased usage. These changes prompted the Company to launch new commercial offers in the second half of the year.

•
OIBDA: The decrease in OIBDA was caused by increased costs associated with the Company’s overall commercial repositioning efforts and 3G network deployment, as well as the impact of the interconnection tariff reductions described above. The 2011 decrease in OIBDA was partially offset by the sale of non-strategic assets, which resulted in a gain 240 million euros.

PERU

Accesses
Thousands of accesses	2010	2011	2012	% Var 10/11	% Var 11/12

Fixed telephony accesses (1)	2,871.2	2,848.4	2,883.4	(0.8)%	1.2%
Fixed wireless	537.8	444.6	580.3	(17.3)%	30.5%
Internet and data accesses	885.4	1,120.4	1,317.6	26.5%	17.6%
Narrowband	15.4	9.4	8.2	(38.7)%	(12.8)%
Broadband (2)	850.8	1,090.6	1,288.3	28.2%	18.1%
Other (3)	19.2	20.4	21.0	6.1%	3.1%
Mobile accesses	12,507.1	13,998.3	15,196.9	11.9%	8.6%
Pre-Pay	10,104.4	11,079.6	11,555.3	9.7%	4.3%
Contract	2,402.7	2,918.7	3,641.6	21.5%	24.8%
Pay TV (4)	690.6	799.0	901.6	15.7%	12.8%
Final Clients Accesses	16,954.3	18,766.1	20,299.5	10.7%	8.2%
Wholesale Accesses	0.5	0.4	0.4	(3.7)%	(8.0)%
Total Accesses	16,954.8	18,766.6	20,299.9	10.7%	8.2%

(1) PSTN (including public use telephony) x1; ISDN basis access x1; ISDN primary access; 2/6 access x30. Includes the Group’s accesses for internal use and total fixed wireless accesses.
(2) Includes ADSL, fiber optic, cable modem and broadband circuits.
(3) Remaining retail circuits (broadband)

Telefónica consolidated its position as one of the key players and shored up its leadership of the Peruvian market, boosting total accesses by 8.2%, driven by growth in the mobile, traditional fixed, pay TV and fixed broadband businesses.

Results
Millions of euros				% Var10/11		% Var 11/12
Perú	2010	2011	2012	€	Local Currency	€	Local Currency
Revenues	1,960	2,030	2,400	3.6%	6.1%	18.2%	4.6%
Wireless Business	1,001	1,088	1,314	8.7%	11.3%	20.8%	6.9%
Service revenues	854	948	1,164	11.1%	13.7%	22.7%	8.6%
Wireline Business	1,097	1,069	1,226	(2.5)%	(0.2)%	14.7%	1.5%
OIBDA	812	751	909	(7.6)%	(5.3)%	21.0%	7.1%
OIBDA Margin	41.4%	37.0%	37.9%	(4.5) p.p.	(4.5) p.p.	0.9 p.p.	0.9 p.p.
Capex	295	302	378	2.3%	4.8%	25.2%	10.8%
OpCF (OIBDA - Capex)	517	449	531	(13.2)%	(11.1)%	18.2%	4.6%

2012 results

•	In 2012, revenues amounted to 2,400 million euros, up 4.6% year-on-year in local currency, due to growth in both the mobile and fixed businesses.

Revenues in the mobile business (up 6.9%) were driven by voice and data revenues, with a year-on-year rise of 44.8% despite adverse regulatory impacts which affected fixed-mobile calls (due to a decrease in the regulated retail rate) and the mobile interconnection rate cuts in October 2011 and 2012. On the other hand, handset revenues fall by 4.4% year-on-year. Revenues from the fixed business totaled 1,226 million euros in 2012, up 1.5% on the prior year. As in 2011, broadband and new services revenues were the primary growth drivers, with a year-on-year rise of 12.9%, offsetting a sharp decline in voice revenues.

•
OIBDA stood at 909 million euros in 2012 (up 7.1% year-on-year), mainly explained by the good revenue performance, partially offset by higher commercial costs driven by the increased commercial activity relating to higher-value customers, higher taxes related to the canon for the usage of radio electric spectrum and also the personnel expenses increase related to the employee participation of the company results (employees get a percentage of net income of the company). This OIBDA growth is positively affected by the recognition in 2012 of 23 million euros gains from the sale of non-strategic assets, compared to gains of 2 million euros in the fourth quarter of 2011. Finally the OIBDA margin places at 37.9% (up 0.9 p.p. compared to 2011).

2011 results

•
Overall, the business performed well, resulting in a 6% increase in revenue in local currency despite the reduction in interconnection rates in the mobile network in October, 2011. The increase in revenue was due to the strong performance by the mobile business and the maintenance of the traditional fixed telephony business.

•	OIBDA is not comparable to the prior year due to the recognition in 2010 of gains from the sale of non-strategic assets (39 million euros) and workforce restructuring expenses (23 million euros).

COLOMBIA

Accesses
Thousands of accesses	2010	2011	2012	% Var 10/11	% Var 11/12

Fixed telephony accesses (1)	1,586.9	1,480.6	1,420.4	(6.7)%	(4.1)%
Internet and data accesses	553.6	620.3	714.0	12.0%	15.1%
Narrowband	5.6	7.9	8.5	41.5%	7.5%
Broadband (2)	548.0	612.3	705.4	11.7%	15.2%
Other (3)	−	−	−	n.a.	n.a.
Mobile accesses	10,004.5	11,391.1	11,703.6	13.9%	2.7%
Pre-Pay	7,679.1	8,626.8	8,675.2	12.3%	0.6%
Contract	2,325.5	2,764.2	3,028.4	18.9%	9.6%
Pay TV	205.3	255.0	284.8	24.2%	11.7%
Final Clients Accesses	12,350.3	13,746.9	14,122.8	11.3%	2.7%
Wholesale Accesses	3.3	3.3	3.3	−	−
Total Accesses	12,353.6	13,750.2	14,126.1	11.3%	2.7%

n.a.: not applicable
(1) PSTN (including public use telephony) x1; ISDN basis access x1; ISDN primary access; 2/6 access x30. Includes the Group’s accesses for internal use and total fixed wireless accesses.
(2) Includes ADSL, fiber optic, cable modem and broadband circuits.
(3) Retail circuits other than broadband

The year 2012 has meant a significant milestone in the development of Telefónica's operations in Colombia after the Telefónica Móviles Colombia, S.A. and Colombia Telecomunicaciones S.A. merger (completed at the end of June 2012), through which the company brought all of its operations in the country (fixed and mobile services) together under the Movistar brand. Telefónica shored up the integrated sale of products, bundling fixed and mobile services, while maintaining its focus on higher-value customers.

Telefónica Colombia reported 14.1 million accesses at the 2012 year end, for a year-on-year growth of 2.7%.

Results
Millions of euros				% Var10/11		% Var 11/12
Colombia *	2010	2011	2012	€	Local Currency	€	Local Currency
Revenues	1,529	1,561	1,765	2.1%	4.5%	13.0%	1.6%
Wireless Business	859	906	1,070	5.5%	8.0%	18.1%	6.1%
Service revenues	801	841	994	4.9%	7.4%	18.3%	6.3%
Wireline Business	670	655	695	(2.3)%	0.0%	6.1%	(4.7)%
OIBDA	484	540	607	11.6%	14.3%	12.4%	1.0%
OIBDA Margin	31.7%	34.6%	34.4%	2.9 p.p.	2.9 p.p.	(0.2) p.p.	(0.2) p.p.
Capex	334	405	352	21.3%	24.2%	(13.2)%	(22.0)%
OpCF (OIBDA - Capex)	150	135	256	(9.9)%	(7.7)%	89.2%	70.0%

* Mobile and fixed telephone revenues for 2010 and 2011 have been restated in view of the merger carried out in June 2012, in order to assign the eliminations to the corresponding businesses.

2012 results

•
Revenues totaled 1,765 million euros in 2012 (year-on-year growth of 1.6% in local currency), thanks to the strong performance of the mobile business, despite lower ARPU and the reduction in mobile termination rates. The fixed business reported revenues of 695 million euros, down -4.7% in local currency due to a lower number of accesses, the increase of competition in an already highly competitive environment and the reduction in termination rates.

•
OIBDA was 607 million euros at the 2012 year end, up 1.0% compared to the prior year as a result of higher revenues (up 1.6% year-on-year) and operating expenses decreasing 2.2% year-on-year, thanks to the efficiency measures applied by the business operator in Colombia, which were mainly reflected in lower personnel and subcontract expenses. Supply costs also fell year-on-year due to the reduction in termination rates. These were offset by the recognition of gains on the sale of non-strategic towers of 2 million euros in 2012 and 25 million euros in 2011.

2011 results

•	Solid business growth resulted in a 4.5% increase in revenues in local currency, underpinned by strong revenues from the mobile business.

•
OIBDA increased by 14.2% in 2011 and was impacted by sales of non-strategic assets during 2011 (25 million euros) and 2010 (71 million euros). The comparability at the OIBDA level was also impacted by the recognition in 2010 of 85 million euros of non-recurring workforce restructuring expenses, bad debts provisions, and third-party claims.

TELEFÓNICA EUROPE

Accesses
Thousands of accesses	2010	2011	2012	%Var 10/11	%Var 11/12
Fixed telephony accesses (1)	16,952.1	16,158.5	15,849.3	(4.7)%	(1.9)%
Internet and data accesses	10,376.2	10,248.3	10,065.4	(1.2)%	(1.8)%
Narrowband	639.3	519.8	444.1	(18.7)%	(14.6)%
Broadband	9,687.2	9,680.4	9,576.2	(0.1)%	(1.1)%
Other (2)	49.8	48.2	45.1	(3.2)%	(6.4)%
Mobile accesses (3)	70,985.1	72,450.7	70,674.1	2.1%	(2.5)%
Prepay (4)	31,914.7	31,159.7	28,618.2	(2.4)%	(8.2)%
Contract (5)	39,070.3	41,291.0	42,055.8	5.7%	1.9%
Pay TV	994.6	1,052.2	909.3	5.8%	(13.6)%
Final Clients Accesses	99,308.0	99,909.7	97,498.1	0.6%	(2.4)%
Wholesale Accesses (6)	4,581.5	5,245.1	5,684.3	14.5%	8.4%
Total Accesses	103,889.5	105,154.8	103,182.3	1.2%	(1.9)%

(1) PSTN (including public use telephony) x1; ISDN basis access x1; ISDN primary access; 2/6 access x30. Includes the Group’s accesses for internal use and VOIP and naked ADSL. As from the first quarter of 2012, fixed telephone accesses include 384 thousand VoIP customers in Germany and 65 thousand fixed lines in the UK, in order to standardize these accesses with Telefónica criteria.
(2) Remaining retail circuits other than broadband.
(3) In the first quarter of 2012, 2.0 million inactive accesses were derecognized in Spain.
(4) In the first quarter of 2012, 1.2 million inactive accesses were derecognized in Spain.
(5) In the first quarter of 2012, 800 thousand inactive accesses were derecognized in Spain.
(6) Includes ULL rented by Telefónica Germany and Telefónica UK. In the fourth quarter of 2011, 78 thousand inactive accesses were derecognized in Germany.

Competitive Positioning
	Mobile Market Share (1)
Telefónica Europe	2010	2011	2012
Spain	41.4%	39.6%	36.2%
United Kingdom	26.6%	26.6%	26.6%
Germany	15.7%	16.1%	16.7%
Czech Republic	38.5%	38.0%	38.6%
Ireland	32.0%	33.2%	33.0%
Slovakia	14.7%	18.3%	21.1%

	ADSL Market Share (1)
	2010	2011	2012
Spain	53.4%	49.7%	48.8%
(1) Internal estimates.

Following reorganization of the Telefónica Group in September 2011, two segments (business units) were defined in the Group. One of these segments is Telefónica Europe, which includes operations in Spain as well as those in the United Kingdom, Germany, the Czech Republic, Slovakia and Ireland.

Telefónica Europe operators have aimed to set the groundwork for future growth in 2012 by leveraging the success of their sales efforts (e.g. “Movistar Fusion” in Spain) and the greater efficiencies derived from the transformation initiatives rolled out during the year. These initiatives focus on improving resource allocation, costs and strategic investing.

All these efforts have allowed Telefónica Europe to stabilize in 2012, by containing operating costs in several areas despite the pressure on revenues caused by declines in usage, the adverse economic environment, strong market competition and lower mobile interconnection and roaming rates.

Key trends in the mobile business

•
Mobile accesses stood at 70.6 million, a year-on-year decrease of 2.5%. This figure was strongly affected by the disconnection of 2.0 million inactive accesses in Telefónica Spain in the first quarter of 2012. Growth in mobile accesses was especially strong in Germany in 2012 (up 5.0%), with 19.3 million customers, and to a lesser extent in the United Kingdom (up 3.1%), with 22.9 million customers.

•
Solid sales efforts translated into a growth in mobile contract customers of 1.9%. These customers accounted for 60% of the total mobile customer base at the 2012 year end (up 2 p.p. compared to the prior year).

•	Mobile broadband accesses increased 16% to 25.5 million, representing 36% of the region’s total accesses and driving growth in revenues.

•
ARPUs of some European operators (mainly Spain and the UK) are under heavy pressure, affected by interconnection rates cuts, an adverse economic backdrop (with waning consumption) and, in some cases, decreases in prices amid fierce competitive pressure.

Key trends in the fixed line business

•
Retail fixed line broadband accesses stood at 9.6 million, a year-on-year decrease of 1.1%. Nevertheless, this trend reversed in the fourth quarter of 2012 as these accesses increased, when net adds were obtained as a consequence of the launch of "Movistar Fusión," a convergent product in Telefónica Spain

•	Fixed telephone accesses were down 1.9% year-on-year, to 15.8 million at December 2012.

Results
Millions of euros				Var 10/11		Var 11/12
Telefónica Europe	2010	2011	2012	Reported	Ex fx	Reported	Ex fx
Revenues	33,726	32,066	29,995	(4.9)%	(4.8)%	(6.5)%	(7.8)%
OIBDA	12,541	9,278	10,244	(26.0)%	(26.1)%	10.4%	9.5%
OIBDA Margin	37.2%	28.9%	34.2%	(8.3 p.p.)	−	5.2 p.p.	−
Depreciation and amortization	(5,086)	(5,081)	(5,011)	(0.1)%	(0.2)%	(1.4)%	(2.5)%
Operating Income	7,455	4,197	5,233	(43.7)%	(43.8)%	24.7%	23.9%

2012 results

Telefónica Europe represents 48% of the Group's 2012 revenues and OIBDA. Its revenues decreased by 6.5% in 2012, contributing -4.0 p.p. to the year-on-year variation in the Group's revenues, excluding foreign exchange rate effects, primarily due to lower revenues in Telefónica Spain (contributing -3.7 p.p.). In addition, at 2012 year end, the Group recorded a 527 million euros write-down in the value of its stake in Telefónica Ireland in Telefónica Europe’s OIBDA and in 2011, and the Group recognized personnel restructuring expenses of 2,591 million euros in Telefónica Spain’s OIBDA.

•
Telefónica Europe posted revenues of 29,995 million euros in 2012, down 6.5% on the 2011 figure (down 7.8% excluding foreign exchange rate effects). The year-on-year decrease in Telefónica Europe's revenues is primarily due to revenue trends in Telefónica Spain, which dropped 13.2% from 2011, to 14,985 million euros in 2012. This reduction in revenues mainly reflects lower accesses and ARPU in the different services, all within an adverse and highly-competitive macroeconomic environment.

At Telefónica Spain, revenues in the fixed line business plunged 10.2%. This reduction was primarily due to lower revenues from traditional accesses (caused by the loss of accesses), the 16.7% decrease in voice services revenues (affected by the growing weight of flat-rate plans and traffic packages) and the 13.8% drop in retail broadband revenues (12.2% year-on-year decrease in broadband ARPU, affected by customer migration to new rates). Revenues from the mobile business fell 16.6% on the 2011 figure. This reduction reflects the 16.8% drop in mobile service revenues (chiefly pressured by trends in ARPU and the reduction in interconnection rates effective as from April and October, and in roaming rates, effective as from July). Telefónica Spain accounted for 50% of Europe’s revenue.

In the rest of Telefónica Europe’s operations, revenues rose 1% year-on-year, driven by growth in revenues in Germany, but undermined by reduction to interconnection and roaming rates.

The mobile strategy, based on boosting mobile broadband penetration and limited use data rates, was the main factor to promote revenue growth. As a result of this strategy, total data revenue increased 5.8% in 2012 and represented 41% of mobile service revenue (up 5 p.p. compared to 2011). The growth in data revenue is primarily due to the 18.6% increase in non-P2P SMS revenues, which represented 58% of total data revenues in 2012.

•
Total expenses at Telefónica Europe amounted to 20,465 million euros, down 12.7% on the previous year, affected by the recognition in 2011 of 2,591 million euros of restructuring expenses in Telefónica Spain, which affected the variance in personnel expenses. This impact represented 11 p.p. of the year-on-year decline. Excluding this effect, operating expenses would have fallen 1.8% year-on-year.

•
Supplies expenses decreased 4.6% year-on-year in 2012 to 9,821 million euros, mainly driven by lower interconnection costs, and, to a lesser extent, lower supplies, due to a new commercial strategy of subsidies in Spain.

•
Personnel expenses amounted to 3,497 million euros in the year, a decline of 45.4% compared with 2011, mainly due to the provision included in Spain mentioned above. Excluding this impact personnel expenses decreased by 8.9% year-on-year in 2012 mainly on the back of the increase of company savings related to the restructuring plan in Spain.

•
Other expenses were 7,147 million euros and increased by 6.1% as a consequence of including the 527 million euros write-down in the value of Telefónica’s stake in Telefónica Ireland, due to the slowdown in activities in the prevailing market uncertainty. Excluding this impact, other expenses would have dropped by -1.8% reflecting the higher commercial efficiency delivered by the leaner business model.

•
OIBDA in Telefónica Europe stood at 10,244 million euros in 2012, up 10.4% year-on-year (9.5% when stripping out exchange rate differences). The 2012 figure includes the 527 million euros write-down of the Group's stake in Telefónica Ireland, while 2011 OIBDA reflects workforce restructuring expenses in Telefónica Spain in the amount of 2,591 million euros. OIBDA performance is also affected by pressures on revenues (including the impact of lower regulatory interconnection rates), partially offset by costs savings generated from the efficiency initiatives implemented throughout the Group.

2011 results

In 2011, Telefónica Europe represented 51% of the Group's revenues, and 46% of OIBDA. Telefónica Europe  dragged -2.7 p.p. to Group’s revenue growth on a constant euros basis. The main contributor to this negative contribution to Group revenues was Telefónica Spain, which contributed 2.4 p.p. to the Group’s revenue drop. Reported OIBDA of Telefónica Europe showed a 26% year-on-year decline, but, it is important to highlight that OIBDA for 2011 reflected workforce restructuring expenses of 2,591 million euros in Telefónica Spain, while the 2010 figure included workforce restructuring expenses of 202 million euros for Telefónica Spain and 320 million euros for other Telefónica Europe operations (recognized under personnel expenses). The aforementioned impacts contribute to the year-on-year decrease by -17 p.p. Excluding these effects, the year-on-year decrease in Telefónica Europe's OIBDA would be 9.2%, primarily derived from the 13% year-on-year decline in Telefónica Spain (excluding restructuring expenses).

•	Revenues (32,066 million euros at December 2011) were down 4.9% on 2010, mainly reflecting the drop in Telefónica Spain's revenues.

In 2011, Telefónica Spain's revenue fell 7.7% to 17,269 million euros, pulled down by lower ARPU in the various services and lower accesses, amid waning consumption and stronger pressure on prices.

Telefónica’s Spain revenues in the fixed line business decreased by 6.8% year-on-year, mostly because of lower revenues from traditional accesses, voice services and retail broadband.  Also, Telefónica’s Spain revenues from mobile services  were down 10.0%, primarily reflecting a 10% drop in ARPU following the reduction in interconnection rates, lower consumption~~,~~ and pressure on retail prices.

In the rest of Telefónica Europe’s operations, revenues were down 1.5%, primarily due to lower interconnection rates. These decreased, coupled with the impact of exchange rates, adversely affected revenues. Excluding these effects, revenues would have increased by 2.1%.

In Telefónica Europe, revenues from mobile data continued to grow steadily, up 10.4% year-on-year. At December 2011, these revenues accounted for 35.7% of mobile service revenues (up 5.4 p.p. compared to the year-ago figure). This upward trend was underpinned by the solid year-on-year growth in non-SMS data revenues, which rose 29.3% over the course of 2011, to account for 51.8% of total data revenues (up 7.6 p.p. year-on-year). The mobile data strategy, focusing on expanding the Group's market share in mobile broadband and on limited-use data rates, was a key factor to this performance.

•
Total expenses at Telefónica Europe amounted to 23,432 million euros, up 7.6% on the previous year, affected by the recognition of 2,591 million euros of restructuring expenses in Telefónica Spain. This impact, recognized in personnel expenses, accounted for 12 p.p. of the increase.

•	Supplies expenses decreased 2.9% year-on-year in 2011 to 10,294 million euros, mainly driven by lower interconnection costs.

•
Personnel expenses amounted to 6,400 million euros in the year, an increase of 49.8% compared with 2010, mainly due to the provision included in Spain mentioned above. Excluding this impact personnel expenses decreased by 10.8% year-on-year in 2011.

•	Other expenses amounted to 6,738 million euros and decreased by 2.2% as a consequence of lower customer service costs.

•	OIBDA stood at 9,278 million euros at December 2011, representing a reported year-on-year decrease of 26.0%. OIBDA was primarily affected by:

•	Workforce reduction expenses in Spain (2,591 million euros in the third quarter of 2011, and 202 million euros in the fourth quarter of 2010).

•	Restructuring expenses in other European countries, primarily in respect of personnel restructuring (320 million euros in the second half of 2010).

Reported OIBDA of Telefónica Europe showed a 26.0% year-on-year decline, with the two aforementioned impacts accounting for -17 p.p. of the variance. The year-on-year decline in OIBDA was also due to pressure on revenues (including the impact of lower regulatory interconnection rates) and to the higher commercial expenditure generated on the launch of new high-end smartphones in the last quarter of 2011, among other sales efforts.

TELEFÓNICA SPAIN

Accesses
Thousands of accesses	2010	2011	2012	%Var 10/11	%Var 11/12
Fixed telephony accesses (1)	13,279.7	12,305.4	11,723.0	(7.3)%	(4.7)%
Naked ADSL	38.1	34.4	25.0	(9.6)%	(27.3)%
Internet and data accesses	5,879.8	5,710.9	5,779.3	(2.9)%	1.2%
Narrowband	136.1	84.4	54.0	(38.0)%	(36.0)%
Broadband (2)	5,722.3	5,608.6	5,709.3	(2.0)%	1.8%
Other (3)	21.4	17.9	16.0	(16.6)%	(10.5)%
Mobile accesses (4)	24,309.6	24,174.3	20,531.2	(0.6)%	(15.1)%
Prepay (5)	7,919.8	7,359.4	5,118.3	(7.1)%	(30.5)%
Contract (6)	16,389.7	16,814.9	15,412.9	2.6%	(8.3)%
Pay TV	788.2	833.2	710.7	5.7%	(14.7)%
WLR (7)	294.5	440.6	481.2	49.6%	9.2%
Unbundled loops	2,477.1	2,881.1	3,262.0	16.3%	13.2%
Shared ULL	264.0	205.0	183.5	(22.3)%	(10.5)%
Full ULL (8)	2,213.1	2,676.1	3,078.5	20.9%	15.0%
Wholesale ADSL	561.3	709.6	652.3	26.4%	(8.1)%
Other (9)	0.9	0.6	0.5	(29.2)%	(20.8)%
Final Clients Accesses	44,257.4	43,023.8	38,744.3	(2.8)%	(9.9)%
Wholesale Accesses	3,333.8	4,031.9	4,396.0	20.9%	9.0%
Total Accesses	47,591.2	47,055.7	43,140.3	(1.1)%	(8.3)%

(1) PSTN (including public use telephony) x1; ISDN basis access x1; ISDN primary access; 2/6 access x30. Includes the Group’s accesses for internal use and VOIP and naked ADSL.
(2) ADSL, satellite, fiber optic and broadband circuits.
(3) Remaining retail circuits other than broadband.
(4) In the first quarter of 2012, 2.0 million inactive accesses were derecognized in Spain.
(5) In the first quarter of 2012, 1.2 million inactive accesses were derecognized in Spain.
(6) In the first quarter of 2012, 800 thousand inactive accesses were derecognized in Spain.
(7) Wholesale line rental.
(8) Includes naked shared loops.
(9) Wholesale circuits.

Telefónica Spain continued with the transformation strategy rolled out in the second half of 2011. This strategy has led to major changes in the sales and operating model, beginning with improvements to the value proposition and service quality at year-end 2011 through the launch of a new rates portfolio, taken up by a wide percentage of the customer base by December 2012. In March 2012, the Company rolled out a new handset sales model, focused on building customer loyalty and phasing out subsidies to attract customers. This generated considerable savings in sales costs, as did the greater efficiencies derived from the lower personnel expenses, among others.

In October 2012, Telefónica Spain furthered this strategic approach with the launch of "Movistar Fusión," a convergent product that bundles all home communications needs in a single product at an attractive price, and features unique services such as fiber optics and special TV content. The launch of the "Fusion" product marked a change in the Company's sales focus, towards growth in high-value services. This allowed the Company to recover a net add in fixed broadband, and enabled a net add in fiber, while boosting smartphone adoption.

All these measures have strongly contributed to the higher customer satisfaction reached in 2012 based on internal estimates, as well as to the lower number of customer claims and decreased churn, a fundamental aspect of the improvement in sales activity.

Moreover, despite the strong investment for the roll-out of fiber, the 2012 investment was lower than that made in 2011, due to the greater efficiency derived from the quality increase, the lower churn, the streamlining of systems and the focus on prioritizing the development of new services.

2012 results

Results
Millions of euros
Spain	2010	2011	2012	% Var 10/11	% Var 11/12
Revenues	18,706	17,269	14,985	(7.7)%	(13.2)%
Wireless business	8,545	7,739	6,453	(9.4)%	(16.6)%
Service revenues	7,264	6,540	5,442	(10.0)%	(16.8)%
Wireline business	11,397	10,624	9,541	(6.8)%	(10.2)%
OIBDA	8,522	5,095	6,830	(40.2)%	34.0%
OIBDA Margin	45.6%	29.5%	45.6%	(16.1) p.p.	16.1 p.p.
Capex	2,021	2,912	1,692	44.1%	(41.9)%
OpCF (OIBDA - Capex)	6,501	2,184	5,139	(66.4)%	135.3%

•
In 2012, revenues totaled 14,985 million euros (down 13.2% year-on-year), primarily reflecting lower accesses and the lower ARPU across different services in a highly-competitive and adverse macroeconomic environment.

Revenues in the fixed line business amounted to 9,541 million euros in 2012, a year-on-year decrease of 10.2%. This reduction was primarily due to lower revenues from traditional accesses (down 9.3% caused by the loss of accesses), a 16.7% decrease in voice services revenues (affected by the growing weight of flat-rate plans and traffic packages) and a 13.8% drop in retail broadband revenues (a 12.2% year-on-year decrease in effective broadband ARPU, affected by customer migration to new rates).

Revenues from the mobile business totaled 6,453 million euros in 2012, down 16.6% on the 2011 figure. This reduction reflects a 16.8% drop in mobile service revenues (due to negative trends in ARPU and the reduction in interconnection rates effective as from April and October, and in roaming rates, effective as from July).

Mobile data revenues were down 4.6% year-on-year, despite the steady growth in non-SMS revenues (up 8.2% from 2011), accounting for 85% of total data revenues (up 10 p.p. year-on-year). The trends in these revenues primarily reflect the lower SMS revenues, the higher weight of fixed-rate data plans, driven in the last quarter by the "Fusion" product, and by the migration of customers with USB modems toward more affordable multi-device options. In addition, data revenues continue to be affected by the shift in the Premium SMS sales strategy in November 2011 (70% year-on-year decrease in Premium SMS revenues in 2012).

Mobile traffic dropped 9% from 2011 to 2012, as customers reduced their usage in line with the general contraction of household spending in an adverse macroeconomic environment.

Total ARPU for 2012 was down 7.1% year-on-year. The 2011 ARPU figure is not comparable to 2012 ARPU, as in 2012 it is affected by the disconnection of 2.0 million inactive mobile accesses in the first quarter of 2012. Therefore, in comparable terms, the year on year decrease would have been -14.9%, due to lower usage by customers, lower prices in the new rates portfolio, and reduction in interconnection rates. Voice ARPU decreased 20.0% from 2011 to 2012, while data ARPU fell 0.4%, the latter accounting for 31% of total ARPU. The growth in connectivity revenues, included in data ARPU  was not sufficient to completely offset the lower SMS revenues.

Spain	2010	2011	2012	%Var 10/11	%Var 11/12
Traffic (million minutes)	41,700	39,909	36,355	(4.3)%	(8.9)%
ARPU (euros)	25.4	22.9	21.2	(10.2)%	(7.1)%
Prepay	11.4	9.3	9.1	(18.7)%	(2.0)%
Contract	32.6	29.1	25.5	(10.8)%	(12.3)%
Data ARPU	5.5	6.0	6.5	9.9%	8.6%
% rev. non-SMS over data revenues	66.6%	74.6%	84.6%	7.9 p.p.	10.0 p.p.

•
OIBDA totaled 6,830 million euros in 2012, compared to 5,095 million euros in the prior year, 34.0% increase. OIBDA in 2011 was affected by the provision for personnel restructuring made in the third quarter of 2011 (2,591 million euros). Excluding such impact, the year-on-year decrease would be 11.1% due to the year-on-year decrease in revenues, partially offset by the sharp reduction of commercial expenses through the new model eliminating subsidies and also personnel expenses savings as a result of the workforce reduction plan approved in 2011.

2011 results

In 2011 the Spanish market was shaped by the economic downturn, with declines in the principal macroeconomic indicators in the latter months of the year, and a fiercely competitive environment with intense commercial pressure.

At the end of 2011, Telefónica Spain managed a total of 47.1 million accesses, nearly the same as in 2010 (-a 1% decline) despite heavy pressure from competitors. Against this backdrop, Telefónica Spain’s market share fell slightly.

Fixed broadband Internet accesses fell 2.0% in 2011 as our commercial strategy focused more on “value” amid stiff competition, with a slowdown in promotional activity in certain months of the year before the September launch of a new ADSL offer boosted activity and net adds in the latter part of the year.

Telefónica Spain took a number of steps during the course of the year focused on reducing its operating costs (primarily the labor force reduction plan) and improving its competitive position. At the end of the third quarter, the company launched its new services catalog, which promotes customer exclusivity by offering cross discounts for customers whose entire telecommunications spend is with Movistar. The company also completed the repositioning of its commercial offerings in the fourth quarter of 2011 with the launch of new mobile rates for contract customers.  The new rates combine voice, data and SMS offerings, increasing value to customers by eliminating the voice rate structure that varied depending on time of call and call destination and include unlimited SMS in all data tariffs. Rates are now structured by usage in corresponding to the amount each customer wishes to spend. Also, in the fourth quarter of 2011, voice tariffs were streamlined for pre-pay customers with a highly competitive and flexible offer.

In the fixed line business, in the third quarter of 2011, Telefónica launched 10 mega ADSL with value-added services at 24.90 euros per month, while in the fourth quarter of the year it enhanced its offerings with a basic ADSL plan at 19.90 euros per month (excluding value-added services and fixed-to-mobile calls). Value-added services packages enjoyed greater adoption during the year.

•	Revenues fell 7.7% in 2011 to 17,269 million euros, pulled down by lower ARPU in the various services and lower accesses amid waning consumption and stronger pricing pressure.

Revenues in the fixed line business decreased by 6.8% to 10,624 million euros, mostly because of declines in revenues from traditional access of 10.6% (7% fall in accesses and lower amounts recognized from universal service) a decrease in revenues from voice services of 9.0% (due to reduction in traffic carried and the increasing weight of flat rates) and a 10.1% decrease in revenues from retail broadband services (10.2% decrease in effective broadband ARPU due to lower effective prices from the promotions carried out and the new prices launched in the latter part of the year).

Revenues from the mobile business decreased by 9.4% in 2011 to 7,739 million euros, due mainly to the 10.0% fall in mobile service revenues (due to a 10% drop in ARPU –explained below– and among a slightly reduced customer base).

Mobile traffic continued to reflect lower customer usage, falling 4.3% in 2011.

Total ARPU fell 10.2% in 2011 to 22.9 euros, undermined by a 15.7% fall in voice ARPU because of the interconnection rates cuts, lower usage and downward pressure on retail prices. Conversely, data ARPU rose 9.9% in 2011, representing 26% of total ARPU (+5 p.p.), fuelled by the rapid growth of mobile broadband.

Non-P2P SMS revenues continue to be the biggest growth driver in the data business, increasing by 24.1% in 2011 and representing 75% of total data revenue (+8 p.p.). Data revenue had a solid increase of 10.9% in 2011.

•
OIBDA in 2011 amounted to 5,095 million euros, down 40.2% from 2010 due to the negative impact of expenses related to the labor force reduction plan. Excluding the workforce restructuring expenses recognized (2,591 million euros in the third quarter of 2011 and 202 million euros in the fourth quarter of 2010), OIBDA would have decreased by 12% in 2011, mostly due to the decline in revenues.

UK

Accesses
Thousands of accesses	2010	2011	2012	% Var 10/11	% Var 11/12

Fixed telephony accesses (1)	86.7	216.1	377.4	n.s.	74.6%
Internet and data accesses	671.6	620.3	560.1	(7.6)%	(9.7)%
Broadband	671.6	620.3	560.1	(7.6)%	(9.7)%
Mobile accesses	22,211.5	22,167.5	22,864.2	(0.2)%	3.1%
Pre-Pay	11,712.3	11,227.3	10,962.9	(4.1)%	(2.4)%
Contract	10,499.2	10,940.3	11,901.3	4.2%	8.8%
Final Clients Accesses	22,969.8	23,003.9	23,801.7	0.1%	3.5%
Wholesale Accesses (2)	−	26.7	40.5	n.a.	51.5%
Total Accesses	22,969.8	23,030.7	23,842.2	0.3%	3.5%

n.s.: not significant
(1) PSTN (including public use telephony) x1; ISDN basis access x1; ISDN primary access; 2/6 access x30. Includes the Group’s accesses for internal use and VOIP and naked ADSL. As from the first quarter of 2012, the figure for fixed line telephone accesses includes 65 thousand lines in order to standardize these accesses with Telefónica Group criteria.
(2) Includes unbundled lines rented by Telefónica United Kingdom.
n.a.: not applicable

In 2012, Telefónica UK had high commercial activity, thanks to the ongoing success of its "On&On" smartphone rates. This has led to a solid net add in contract customers, shoring up the segmented data rates strategy and contributing to keep churn extremely low.

Telefónica UK has prepared the commercial launch of 4G services in 2013, through a network sharing agreement with Vodafone. This agreement is expected to shore up the current network collaboration, expand coverage, and set the bases for the 4G network.

As a result of the commercial strategy, in late 2012, Telefónica UK had a total of 23.8 million accesses (up 3.5% year-on-year), primarily drawing from the greater mobile customer base. This customer base grew 3.1% over the course of the year, standing at 22.9 million in December 2012. The contract segment is the main lever for growth (up 8.8% year-on-year). In addition, the weight of contract customers raised 3 p.p. from 2011 to 2012, accounting for 52% of mobile accesses. The steady demand for smartphones increased the penetration of these handsets to 45% at the end of 2012, up from 38% the year before.

Results
Millions of euros				% Var 10/11		% Var 11/12
Telefónica UK	2010	2011	2012	€	Local Currency	€	Local Currency
Revenues	7,201	6,926	7,042	(3.8)%	(2.7)%	1.7%	(5.0)%
Service revenues	6,513	6,198	6,060	(4.8)%	(3.7)%	(2.2)%	(8.6)%
OIBDA	1,830	1,836	1,601	0.3%	1.5%	(12.8)%	(18.5)%
OIBDA Margin	25.4%	26.5%	22.7%	1.1 p.p.	1.1 p.p.	(3.8) p.p.	(3.8) p.p.
Capex	717	732	748	2.0%	3.3%	2.2%	(4.5)%
OpCF (OIBDA - Capex)	1,113	1,104	854	(0.8)%	0.3%	(22.7)%	(27.8)%

•
Revenues: Total revenues increased 1.7% year-on-year (or decreased 5.0% when excluding exchange rate effects) to 7,042 million euros. Mobile service revenues totaled 6,060 million euros, a year-on-year decrease of 2.2%. The impact of exchange rates accounted for 6.4 p.p. of the variance, so excluding the effect of exchange rates, service revenue would have decreased 8.6%.  These results were heavily impacted by reductions in interconnection rates and the new roaming rates, which dragged revenue growth by -4 p.p., excluding this impact, service revenues would have decreased by 4.7% year-on-year, due primarily to ARPU trends. Non-SMS data revenue rose 18.4% from 2011 to 2012, underpinned by the higher presence of smartphones and the adoption of segmented data rates. Data revenues were up 2.4% compared to 2011, representing 51% of mobile service revenues (up 6 p.p. year-on-year).

•
Total ARPU slumped 9.3% year-on-year in local currency, heavily affected by the reduction in interconnection rates, which accounted for 3 p.p. of the decrease and a 7.7% decline in traffic. Voice ARPU fell 18.3% compared to 2011 due to lower interconnection rates, the new regulations on roaming rates, and the rates reduction made to stay competitive in the market. Data ARPU grew by 1.5%, reflecting the success of limited-use data rates offers.

Telefónica UK
	2010	2011	2012	% Var Local Currency 10/11	% Var Local Currency 11/12
Traffic (million minutes)	58,143	52,250	48,250	(10.1)%	(7.7)%
ARPU (euros)	25.1	23.2	22.5	(6.6)%	(9.3)%
Prepay	11.8	10.3	9.6	(11.4)%	(13.1)%
Contract	40.6	37.1	35.0	(7.6)%	(11.8)%
Data ARPU	10.1	10.5	11.4	5.1%	1.5%
% rev. non-SMS over data revenues	32.8%	40.5%	46.8%	7.7 p.p.	6.3 p.p.

Mobile voice traffic was 7.7% lower than in 2011, primarily due to optimization of usage.

•
OIBDA totaled 1,601 million euros in 2012, down 12.8% on the 2011 figure (down 18.5% on a constant euros basis), primarily as a result of the decreasing service revenue trends (derived from lower ARPU), partially offset by lower interconnection costs as a consequence of termination rate cuts. OIBDA drop is also affected by commercial costs increase in 2012 compared to 2011, especially in the first half of the year in response to the greater commercial activity undertaken in late 2011.

2011 results

•
Revenues: Telefónica UK reported a 3.8% decrease in revenue to 6,926 million euros, with foreign exchange rates contributing a negative 1.1 p.p. Mobile service revenue was down 4.8% (-3.7% excluding foreign exchange rate effects), at 6,198 million euros. These results were heavily impacted by reductions in interconnection rates, excluding this impact, service revenues would have only fallen by 0.4%, because of lower customer growth and lower ARPU.

•
Total ARPU slumped 6.6% or 3.5% excluding the interconnection price cuts. Voice ARPU plunged 14.6% (or decreased 9.2% excluding interconnection price cuts) because of the optimization of traffic consumption outside of minute bundles, the reduction in rates amid stiff competition and the adverse macroeconomic climate Data ARPU growth held steady at 5.1%, with more than 80% of contract customers with data tariffs opting for limited data usage.

Mobile voice traffic was 10% lower in 2011, due to the decrease in the pre-pay customer base and the optimization of usage.

•
OIBDA at Telefónica UK increased by 0.3% to 1,836 million euros in 2011 and increased by 1.5% excluding the impact of foreign exchange rates. That said, 72 million euros of non-recurring restructuring expenses were recognized in 2010. Excluding this impact as well, OIBDA would have fallen by 2.3% due to lower revenue.

GERMANY

Accesses
Thousands of accesses	2010	2011	2012	% Var 10/11	% Var 11/12
Fixed telephony accesses (1)	1,916.4	2,055.1	2,249.0	7.2%	9.4%
Internet and data accesses	2,914.7	2,922.3	2,678.9	0.3%	(8.3)%
Narrowband	385.7	334.6	302.6	(13.2)%	(9.6)%
Broadband	2,529.1	2,587.7	2,376.3	2.3%	(8.2)%
Mobile accesses	17,049.2	18,380.1	19,299.9	7.8%	5.0%
Pre-Pay	8,795.2	9,144.5	9,191.3	4.0%	0.5%
Contract	8,254.0	9,235.7	10,108.5	11.9%	9.5%
Pay TV	77.2	83.3	57.2	7.9%	(31.3)%
Final Clients Accesses	21,957.5	23,440.9	24,284.9	6.8%	3.6%
Wholesale Accesses (2)	1,116.5	1,042.4	1,087.9	(6.6)%	4.4%
Total Accesses	23,074.0	24,483.2	25,372.8	6.1%	3.6%

(1) PSTN (including public use telephony) x1; ISDN basis access x1; ISDN primary access; 2/6 access x30. Includes the Group’s accesses for internal use and VOIP and naked ADSL. As from the first quarter of 2012, the figure for fixed line telephone accesses in Germany includes 384 thousand VoIP customers in order to standardize these accesses with Telefónica criteria.
(2) Includes unbundled lines rented by Telefónica Germany. In the fourth quarter of 2011, 78 thousand inactive accesses were derecognized in Germany.

The company's strong operating performance in 2012, with solid net adds, is reflected in its financial statements, with growth in revenues and higher year-on-year growth in OIBDA (see explanation of 2011 results for Germany). Telefónica Germany reported favorable trends in the OIBDA margin and growing revenues, despite the new cuts in termination rates established in December 2012. As a result, the company remains the third-largest integrated operator in the German market based on our internal estimates of market share.

Telefónica Germany continues to gear its investment toward LTE mobile technology, with a view to meeting future growth and ensuring one of the most advanced VDSL platforms in the country.

Telefónica Germany achieved a 3.6% increase in accesses in 2012, fuelled by 5.0% growth in mobile accesses on the back of a 9.5% larger contact customer base. This strong contract customer net add reflects the strong demand for integrated data mobile rates (“O2 Blue" rates).

Demand for smartphones remained strong in the year, raising mobile broadband penetration by 6 p.p. to 26% at December 31, 2012. This reflects the success of the "My Handy" handset distribution model, with an increase in the number of pre-pay customers using smartphone handsets, as the unit cost of these handsets is beginning to become attractive for those customers.

Results
Millions of euros				% Var 10/11		% Var 11/12
Telefónica Germany	2010	2011	2012	€	Local Currency	€	Local Currency
Revenues	4,826	5,035	5,213	4.3%	4.3%	3.5%	3.5%
Wireless Business	3,414	3,606	3,845	5.6%	5.6%	6.6%	6.6%
Service revenues	2,932	2,946	3,152	0.5%	0.5%	7.0%	7.0%
Wireline Business	1,412	1,426	1,363	1.0%	1.0%	(4.4)%	(4.4)%
OIBDA	944	1,219	1,351	29.1%	29.1%	10.8%	10.8%
OIBDA Margin	19.6%	24.2%	25.9%	4.7 p.p.	4.7 p.p.	1.7 p.p.	1.7 p.p.
Capex	2,057	558	609	(72.9)%	(72.9)%	9.2%	9.2%
OpCF (OIBDA - Capex)	(1,113)	662	743	n.m.	n.m.	12.2%	12.2%

n.m.: non meaningful

•
Revenue: Total revenue rose 3.5% year-on-year to 5,213 million euros, primarily due to strong mobile revenues. Mobile services revenues increased by 7.0% year-on-year in 2012, drawing from the expanded contract customer base and the success of limited-use data rates. As a result, the 30.7% year-on-year growth in non-P2P SMS data revenues continued to drive total data revenues. Mobile data revenues were up 16.1% compared to 2011, representing 44% of mobile service revenues (up 3 p.p. year-on-year).

Revenue from the fixed line service fell 4.4% from 2011 to 2012, due mainly to the decrease in fixed broadband accesses.

•
Total ARPU was up 0.9% in the year. Voice ARPU decreased 5% year-on-year; however, this decrease was offset by the strong data ARPU (up 9.3% compared to 2011), drawing from the greater share in mobile broadband and the increased adoption of integrated rates among the customer base.

Telefónica Germany
	2010	2011	2012	% Var 10/11	% Var 11/12
Traffic (million minutes)	25,543	27,993	29,519	9.6%	5.5%
ARPU (euros)	14.8	13.6	13.8	(7.8)%	0.9%
Prepay	6.1	5.7	5.5	(7.0)%	(3.0)%
Contract	23.8	21.9	21.5	(8.4)%	(1.6)%
Data ARPU	5.0	5.6	6.2	13.2%	9.3%
% rev. non-SMS over data revenues	41.9%	50.4%	56.7%	8.5 p.p.	6.3 p.p.

Mobile voice traffic rose 5.5% over the course of the year, underpinned by growth in the contract customer base.

•
OIBDA rose 10.8% to 1,351 million euros, as a consequence of growth in mobile service revenues boosted by data revenue growth, combined with cost control as total operating expenses are nearly flat year-on-year. Supplies grew driven by increase in handset costs (higher commercial activity) and mobile interconnection expenses, personnel expenses increased due to general increase in salaries, and network costs also increase, partially offset by other expenses decreasing with savings in administration expenses, bad debts and advertising costs.

2011 results

•
Revenues: Total revenue rose 4.3% in 2011 to 5,035 million euros. Revenues for 2010 included the results of HanseNet as of mid-February 2010, while 2011 results included them for the full year. Excluding this impact, revenue would have increased by 1.6% during 2011.

Mobile services revenues performed positively, especially at the end of 2011, although they were adversely affected by the reductions in interconnection tariffs. Excluding this effect, mobile services increased 7.1%, driven by growth in the customer base, and trends in ARPU Non-P2P SMS data revenue growth (49%) was a key driver of revenue, leveraging the increasing penetration of smartphones and the adoption of limited use data rates.

•
Total ARPU fell 7.8% in the year due to the sharp reduction in interconnection rates in December 2010. This impact accounted for 6.2 p.p. of the decrease. Excluding this impact, total ARPU would have only declined 1.6% mainly due to the weak performance of the pre-pay segment. Regulatory changes affected voice ARPU, with an 18.5% drop in the year. This was partly offset by the good performance of data ARPU (up 13.2%) thanks to increasing mobile broadband penetration and strong adoption of limited use data rates.

Mobile traffic increased 10% in 2011 due to growth in the customer base and an overall increase in usage.

•
OIBDA increased 29.1% to 1,219 million euros in 2011. Excluding the impact of the consolidation of HanseNet results from February 2010 and for 12 months in 2011 and the 202 million euros of restructuring provisions recognized in 2010, OIBDA in 2011 would have increased by 4.9%  primarily due to higher revenues and efficiency gains achieved through the restructuring plan and other efficiencies, which offset the increase in commercial costs.

CZECH REPUBLIC AND SLOVAKIA

Accesses
Thousands of accesses	2010	2011	2012	% Var 10/11	% Var 11/12
TELEFÓNICA CZECH REPUBLIC
Fixed telephony accesses (1)	1,669.2	1,581.9	1,499.9	(5.2)%	(5.2)%
Naked ADSL	163.7	237.4	285.9	45.0%	20.4%
VoIP	38.6	52.1	76.7	35.0%	47.2%
Internet and data accesses	898.8	970.6	1,016.1	8.0%	4.7%
Narrowband	117.5	100.7	87.6	(14.3)%	(13.1)%
Broadband	753.0	839.6	899.4	11.5%	7.1%
Other (2)	28.3	30.3	29.1	6.9%	(4.0)%
Mobile accesses	4,838.6	4,941.7	5,082.9	2.1%	2.9%
Pre-Pay	1,975.0	1,892.4	1,891.1	(4.2)%	(0.1)%
Contract	2,863.6	3,049.3	3,191.7	6.5%	4.7%
Pay TV	129.2	135.6	141.4	5.0%	4.3%
Final Clients Accesses	7,535.8	7,629.8	7,740.3	1.2%	1.4%
Wholesale Accesses	131.2	144.1	159.9	9.8%	11.0%
Total Accesses	7,667.0	7,773.9	7,900.1	1.4%	1.6%
 (1) PSTN (including public use telephony) x1; ISDN basis access x1; ISDN primary access; 2/6 access x30. Includes the Group’s accesses for internal use and VOIP and naked ADSL.
(2) Remaining retail circuits other than broadband.

Accesses
Thousands of accesses	2010	2011	2012	% Var 10/11	% Var 11/12
SLOVAKIA
Mobile accesses	880.4	1,164.1	1,354.2	32.2%	16.3%
Pre-Pay	545.9	666.1	694.9	22.0%	4.3%
Contract	334.5	498.0	659.3	48.9%	32.4%
Total Accesses	880.4	1,164.1	1,354.2	32.2%	16.3%

Accesses in the Czech Republic increased 1.6% in 2012 due to growth in mobile and fixed broadband accesses. The total mobile customer base rose 2.9% year-on-year, to 5.1 million customers at December 31, 2012. This increase was driven by the steady growth in the contract segment (up 4.7% from 2011), which accounts for 63% of the total base (up 1 p.p. year-on-year). In Slovakia, the number of accesses continued to rise, largely underpinned by the contract segment.

In respect of the 2012 performance of the fixed line telephone business:

-	Fixed line telephone accesses stood at 1.5 million at the 2012 year end, for a net loss of 82 thousand customers during the course of the year.

-
Retail broadband accesses continue to rise (up 7.1% year-on-year), to 899 thousand at December 31, 2012 (annual net add of 60 thousand accesses). VDSL continues to gain strength, with 260 thousand customers subscribing to this service (32% of the residential xDSL customer base).

-	The number of pay TV customers reached 141 thousand at the 2012 year end (up 4.3% from 2011).

Results
Millions of euros				% Var 10/11		% Var 11/12
Telefónica Czech Republic (*)	2010	2011	2012	€	Local Currency	€	Local Currency
Revenues	2,197	2,130	2,010	(3.0)%	(5.5)%	(5.7)%	(3.7)%
Wireless Business	1,237	1,211	1,159	(2.1)%	(4.4)%	(4.3)%	(2.5)%
Service revenues	1,182	1,145	1,097	(7.7)%	(5.4)%	(4.2)%	(2.4)%
Wireline Business	960	919	851	(4.2)%	(6.9)%	(7.4)%	(5.4)%
OIBDA	953	931	832	(2.3)%	(4.9)%	(10.6)%	(8.7)%
OIBDA Margin	43.4%	43.7%	41.4%	0.3 p.p.	0.3 p.p.	(2.3) p.p.	(2.3) p.p.
Capex	224	229	248	2.1%	(0.5)%	8.6%	10.4%
OpCF (OIBDA - Capex)	729	702	584	(3.7)%	(6.3)%	(16.9)%	(15.0)%

(*) Includes Slovakia.

2012 results

•
Revenues in the Czech Republic and Slovakia amounted to 2,010 million euros, for a year-on-year decrease of 3.7% in local currency. Mobile service revenues amounted to 1,097 million euros (down 2.4% year-on-year, in local currency), primarily reflecting weaker consumption across all segments and the lower mobile interconnection rates (which accounted for 3.4 p.p. of the year-on-year decline). When stripping out the impact of these rates cuts, mobile service revenues rose 1.0% from 2011 to 2012.

In Slovakia, revenue growth remained solid (up 22.1% compared to 2011), amounting to 192 million euros.

Fixed line telephone revenues totaled 851 million euros (a 5.4% decrease from 2011), primarily due to pressures on fixed ARPU.

•
OIBDA totaled 832 million euros, down 8.7% on 2011 in local currency. Pressure on revenues is the main reason for this drop, as operating costs are nearly flat year on year despite customer base growth and expansion of business activities. Efficiency measures have been implemented in both commercial and non-commercial areas of its operations, with personnel expenses declining significantly as a consequence of headcount reduction (excluding restructuring costs).

2011 results

•	Revenues in the Czech Republic and Slovakia amounted to 2,130 million euros, for a year-on-year decrease of 3%. In Slovakia, growth in the customer base led to higher revenues in 2011.

•
OIBDA totaled 931 million euros in 2011, affected by major efficiency initiatives, sales of non-strategic assets and wide margins in Slovakia, which resulted in a smaller decrease in OIBDA than in revenue in the year.

Our services and products

Mobile business

Telefónica offers a wide variety of mobile and related services and products to personal and business customers. Although they vary from country to country, our principal services and products are as follows:

•	Mobile voice services: Our principal service in all of our markets is mobile voice telephony.

•	Value added services: Customers in most of the markets have access to a range of enhanced mobile calling features, including voice mail, call hold, call waiting, call forwarding and three-way calling.

•
Mobile data and Internet services: Current data services offered include Short Messaging Services, or SMS, and Multimedia Messaging Services, or MMS, which allow customers to send messages with images, photographs, sound recordings and video recordings. Customers may also receive selected information, such as news, sports scores and stock quotes. We also provide mobile broadband connectivity and Internet access. Through mobile Internet access, customers are able to send and receive e-mail, browse the Internet, download games, purchase goods and services in m-commerce transactions and use our other data and software services.

•	Wholesale services: Telefónica has signed network usage agreements with several MVNOs in different countries.

•	Corporate services: Telefónica provides business solutions, including mobile infrastructure in offices, private networking and portals for corporate customers that provide flexible online billing.

•	Roaming: Roaming agreements allow Telefónica customers to use their mobile handsets when they are outside their service territories, including on an international basis.

•	Fixed wireless. Telefónica provides fixed voice telephony services through mobile networks in Venezuela, Argentina, Peru, Mexico, Ecuador, El Salvador, Guatemala and Nicaragua.

•	Trunking and paging: In Spain and Guatemala, Telefónica provides digital mobile services for closed user groups of clients and paging services.

•
Mobile payment solutions: Through these services, customers can carry out banking transactions, purchases and mobile phone top-ups, among other financial transactions, using pre-paid accounts or through their existing bank accounts.

Fixed business

The principal services Telefónica offers in its fixed businesses in Europe and Latin America are:

•
Traditional fixed telecommunication services: Telefónica’s principal traditional fixed telecommunication services include PSTN lines; ISDN accesses; public telephone services; local, domestic and international long-distance and fixed-to-mobile communications services; corporate communications services; supplementary value added services (including call waiting, call forwarding, voice and text messaging, advanced voicemail services and conference-call facilities); video telephony; business oriented value-added services; intelligent network services; leasing and sale of handset equipment; and telephony information services.

•
Internet and broadband multimedia services:  the principal Internet and broadband multimedia services include Internet service provider service; portal and network services; retail and wholesale broadband access through ADSL, naked ADSL (broadband connection without the monthly fixed line fee); narrowband switched access to Internet for universal service, and other technologies. Telefónica also offers high-speed Internet services through fiber to the home (FTTH) in certain markets (primarily Spain, Brazil and Chile) and VDSL-based services (primarily Spain, Czech Republic and Germany).  The Company offers IPTV services, over-the-top network television services, and cable and satellite TV. In certain markets, advanced pay TV services are offered, such as high-definition TV (HDTV), Multiroom (allowing clients to watch different TV channels in different rooms) and Digital Video Recording (DVR). Telefónica provides VoIP services, as well as value-added services for the residential sector (including instant messaging, concerts and video clips by streaming video, e-learning, parental control, firewall protection, anti-virus protection, content download and personal computer sales). Value-added services for companies include "puesto integral/puesto informático", a comprehensive work station including ADSL, computer and maintenance for a fixed price, along with VoIP services

•
Data and business-solutions services: the data and business-solutions services principally include leased lines; virtual private network, or VPN, services; fiber optics services; the provision of hosting and application, or ASP, service, including web hosting, managed hosting, content delivery and application, and security services; outsourcing and consultancy services, including network management, or CGP; and desktop services and system integration and professional services.

•
Wholesale services for telecommunication operators: the wholesale services for telecommunication operators principally include domestic interconnection services; international wholesale services; leased lines for other operators’ network deployment; and local loop leasing under the unbundled local loop regulation framework). It also includes bit stream services, bit stream naked, wholesale line rental accesses and leased ducts for other operators’ fiber deployment.

•
Cloud computing services, such as the Instant Servers services, Telefónica's new global public cloud service for corporate clients. This entails high-performance virtual servers that are optimized for mobile and corporate applications (both fixed and mobile).

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

Competition

The telecommunications industry is competitive and consumers generally have a choice of mobile and fixed line operators from which to select services.  We are a global telecommunications services provider and face significant competition in most of the markets in which we operate.  In Europe, our largest competitor is Vodafone and in Latin America, our largest competitor is América Móvil.  Newer competitors, including handset manufacturers, MVNOs, internet companies and software providers, are also entering the market and offering integrated communications services.

We compete in our markets on the basis of the price of our services; the quality and range of features; the added value we offer with our service; additional services associated with those main services; the reliability of our network infrastructure and its technological attributes; and the desirability of our offerings, including bundled offerings of one type of service with another and, in the case of the mobile industry, in most of the markets offerings that include subsidized handsets.

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

On January 28, 2011, China Unicom completed its acquisition of 21,827,499 Telefónica shares,

On June 10, 2012, Telefónica, S.A. through its 100% subsidiary, Telefónica Internacional, S.A.U., and China United Network Communications Group Company Limited ("Unicom Parent") through a 100% owned subsidiary, signed an agreement for the acquisition by this last company of 1,073,777,121 shares of China Unicom -Hong Kong- Limited, owned by Telefónica, equivalent to 4.56% of the issued share capital of China Unicom.

On July 21, 2012 the aforementioned agreement was complemented by a Supplemental Agreement which determined the acquisition of the shares at a price of HK$10.02 per share, for a total amount of HK$10,759,246,752.42 (approximately 1,142 million euros). The transaction was completed on July 30, 2012 after obtaining the relevant regulatory authorizations.

As of the date of this Annual Report, Telefónica’s shareholding in China Unicom amounts to 5.01% of its capital stock. Furthermore, Mr. César Alierta, chairman of Telefónica, S.A. is a member of the Board of Directors of China Unicom while Mr. Chang Xiaobing, chairman of China Unicom, is a member of the Board of Directors of Telefónica, S.A.

Telecom Italia

Through a series of transactions from 2007 through 2009, we acquired an indirect holding of 10.46% in the voting shares of Telecom Italia (7.19% of the dividend rights) through our holdings in Telco. As of the date of this Annual Report, due to new shares issued by Telecom Italia, our indirect holding in its capital stock amounts to 10.34% in the voting shares (7.13% considering voting and saving shares). The Telecom Italia group is principally engaged in the communications sector and, particularly, in telephone and data services on fixed lines for final and wholesale customers, in the development of fiber optic networks for wholesale customers in the provision of broadband services and Internet services, in domestic and international mobile telecommunications (especially in Brazil), in the television sector using both analog and digital terrestrial technology and in the office products sector. Telecom Italia operates primarily in Europe, the Mediterranean basin and in South America.

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

Regulation

Please see Appendix VI to our Consolidated Financial Statements.

Licenses and Concessions

Please see Appendix VI to our Consolidated Financial Statements.

Seasonality

Our main business is not significantly affected by seasonal trends.

Patents

Our business is not materially dependent upon the ownership of patents, commercial or financial contracts or new manufacturing processes.

Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Exchange Act. Section 13(r) requires an issuer to disclose in its annual or quarterly reports filed with the SEC whether the issuer or any of its affiliates has knowingly engaged in certain activities, transactions or dealings with the Government of Iran, relating to Iran or with designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction during the period covered by the annual or quarterly report. Disclosure is required even when the activities were conducted outside the United States by non-U.S. entities and even when such activities were conducted in compliance with applicable law.

The following information is disclosed pursuant to Section 13(r). None of these activities involved U.S. affiliates of Telefónica.

Roaming Agreements

Various of our subsidiaries have entered into roaming agreements with Iranian telecommunication companies. Pursuant to such roaming agreements our subsidiaries’ customers are able to roam in the particular Iranian network (outbound roaming) and customers of such Iranian operators are able to roam in our relevant subsidiary’s network (inbound roaming). For outbound roaming, our subsidiaries pay the relevant Iranian operator roaming fees for use of their network by our customers, and for inbound roaming the Iranian operator pays the relevant subsidiary roaming fees for use of our network by its customers.

Our subsidiaries were party to the following roaming agreements with Iranian in 2012:

(1)
Telefónica Móviles España (“TME”), our Spanish directly wholly-owned subsidiary, has respective roaming agreements with (i) Mobile Telecommunication Company of Iran (“MTCI”), (ii) MTN Irancell (“Irancell”), (iii) Telecommunication Kish Company (“TKC”) and (iv) Taliya (“Taliya”).

During 2012, TME recorded the following revenues related to these roaming agreements: (i) 182,564 euros from MTCI, (ii) 3,325 euros from Irancell, (iii) none from TKC and (iv) none from Taliya.

TME also holds a Roaming Hub through its 55% directly-owned subsidiary, Link2One, a.e.i.e. (“L2O”). Under this agreement, L2O provides a roaming hub service to Irancell enabling the latter to maintain a relationship with other members of the hub. Some members of the hub are also entities of the Telefónica Group. Under this roaming hub service, for 2012, L2O has billed Irancell 115,462 euro but as of the date of this Annual Report TME has not yet received payment.

(2)	Telefónica Germany GmbH & Co. OHG (“TG”), our German 76.83% indirectly-owned subsidiary, has a roaming agreement with MTCI. TG recorded 220,714 euros in roaming revenues under this agreement in 2012.

(3)	Telefónica Ireland Limited (“TIR”), our Irish directly wholly-owned subsidiary, has a roaming agreement with MTCI. TIR recorded 1,459 euros in roaming revenues under this agreement in 2012.

(4)	Telefónica Czech Republic, a.s. (“TCR”), our Czech 69.41% indirectly-owned subsidiary, has a roaming agreement with MTCI. TCR recorded 29,629 euros in roaming revenues under this agreement in 2012.

(5)	Telefónica UK Ltd (“TUK”), our English directly wholly-owned subsidiary, has a roaming agreement with Irancell. TUK recorded 131 euros in roaming revenues under this agreement in 2012.

(6)
Pegaso Comunicaciones y Sistemas, S.A. de C.V. (“PCS”), our Mexican directly wholly-owned subsidiary, has a roaming agreement with Irancell. PCS recorded 46 U.S. dollars in roaming revenues under this agreement in 2012.

The net profit recorded by our subsidiaries pursuant to these agreements did not exceed the related revenues recorded thereunder.

The purpose of all of these agreements is to provide our customers with coverage in areas where we do not own networks. For that purpose, we intend to continue maintaining these agreements.

International Carrier Agreement

Telefónica International Wholesale Services, S.L. (“TIWS”), our Spanish indirectly wholly-owned subsidiary, has entered into an international carrier agreement with Telecom Infrastructure Company of Iran (“TICI”).

Pursuant to this agreement, both companies interconnect their networks to allow for international exchange of traffic. TIWS recorded 4,885 euros in revenues under this agreement in 2012. The net profit recorded by TIWS pursuant to this agreement did not exceed such revenues.

The purpose of this agreement is to allow exchange of international traffic. Consequently, we intend to continue maintaining this agreement.

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

Following market trends, competitive environments, evolution of technologies and new multimedia and broadband services demanded by our customers, we have upgraded our networks in recent years in the following manners:

•
progressive introduction of broadband access technologies over copper: ADSL, ADSL2+, VDSL2, etc., increasing the bandwidth capacity provided to our broadband clients several times in the last ten years;

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

We use a number of mobile technologies in the countries in which we operate, namely: CDMA 450 MHz in the Czech Republic; GSM and UMTS in Spain, the United Kingdom, Ireland, Germany, Czech Republic, Slovakia and Latin America;  and LTE in Germany.  We continue the work of upgrading our mobile networks in line with market trends, the demand of new services from customers and the evolution of technologies.  The main steps we are currently taking include:

•	introduction of broadband into mobile access using technologies such as UMTS, HSDPA, HSUPAHSPA+ and LTE;

•	deployment of new services such as mobile television and distribution services for next generation music, video and games;

•	exploration of the adequacy of new technologies such as HSPA and LTE to provide mobile accesses with increased bandwidth, in particular:

−
HSPA: we have been committed to the deployment of this technology in countries in which we have a presence and as of December 31, 2012, we have extended our coverage up to the majority of the urban/suburban areas, and we have increased the capacity of the network by upgrading the network technology to the latest available releases of UMTS standards 3GPP REL 6, REL 7 and REL 8;

−
LTE: together with main vendors and sharing experience with other operators, we have extensively analyzed the opportunities that LTE will bring, as 4G mobile technology is used to complement current network technology by creating higher capacity at lower relative cost by user/traffic unit. In this regard, during 2012 we have extended the commercial operations with this technology in Germany,  and we have continued extensive trials in other countries in Europe and Latin America with the objective of launching LTE services during 2013 in more countries (like UK, Brazil and Chile).

−	convergence of fixed and mobile networks, services and support systems from both technological and operational points of view.

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

As of January 2012, the Telefónica Group’s consolidated segment results are reported in accordance with the new organizational structure approved in September 2011, based on two regional business units, Telefónica Latin America and Telefónica Europe. In line with this new organization, Telefónica has included in the Telefónica Latin America and Telefónica Europe regional business units all information pertaining to wireline, wireless, cable, internet and television businesses, in accordance with each location. These two business areas form the basis of our segment reporting in our Consolidated Financial Statements.

“Other and eliminations" includes the companies belonging to the global business units Telefónica Digital and Telefónica Global Resources, the Atento business up to the date of divestment December 12, 2012 (see Note 2 to our Consolidated Financial Statements), other Group companies and eliminations in the consolidation process.

In order to facilitate the comparison of information, the figures for Telefónica Europe and Telefónica Latin America for 2011 and 2010 have been revised to reflect the new organization structure, as of January 1, 2010. The new organizational structure does not have any impact on Telefónica’s consolidated results for 2011 or 2010.

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

The following table provides a reconciliation of our OIBDA to operating income for the periods indicated.

Year ended December 31,
Millions of euros	2010	2011	2012
Operating income before depreciation and amortization	25,777	20,210	21,231
Depreciation and amortization expense	(9,303)	(10,146)	(10,433)
Operating income	16,474	10,064	10,798

The following tables provide a reconciliation of OIBDA to operating income for us and each of our business areas for the periods indicated.

2012
Millions of euros	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
Operating income before depreciation and amortization	11,103	10,244	(116)	21,231
Depreciation and amortization expense	(5,088)	(5,011)	(334)	(10,433)
Operating income	6,015	5,233	(450)	10,798

2011(*)
Millions of euros	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
Operating income before depreciation and amortization	10,890	9,278	42	20,210
Depreciation and amortization expense	(4,770)	(5,081)	(295)	(10,146)
Operating income	6,120	4,197	(253)	10,064

2010(*)
Millions of euros	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
Operating income before depreciation and amortization	13,630	12,541	(394)	25,777
Depreciation and amortization expense	(3,944)	(5,086)	(273)	(9,303)
Operating income	9,686	7,455	(667)	16,474
(*)From January 1, 2012, and due to the implementation of the new organizational structure announced in September 2011, companies related to the digital world and global resources that were previously included in the consolidation perimeters of Telefónica Latin America (Terra, Medianetworks Peru, Wayra and the joint venture Wanda), Telefónica Spain and Telefónica Europe (TIWS, TNA, Jajah, Tuenti and Terra Spain) have been excluded from their consolidation perimeters and are included within “Other companies and eliminations”. Additionally, from the beginning of the year, the perimeter of consolidation of Telefónica Europe includes Telefónica Spain. As a result, the results of Telefónica Europe, Telefónica Latin America and “Other companies and eliminations” have been revised for the fiscal years 2011 and 2010 to reflect the above mentioned new organizational structure.

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

The following table provides a reconciliation of our net financial debt and net debt to gross financial debt at the dates indicated:

Millions of euro	12/31/2012	12/31/2011	12/31/2010
Non current interest-bearing debt	56,608	55,659	51,356
Current interest-bearing debt	10,245	10,652	9,744
Gross financial debt	66,853	66,311	61,100
Other non-current payables	1,639	1,583	1,718
Other current payables (*)	145	−	1,977
Non-current financial assets	(5,605)	(4,830)	(3,408)
Current financial assets	(1,926)	(2,625)	(1,574)
Cash and cash equivalents	(9,847)	(4,135)	(4,220)
Net financial debt	51,259	56,304	55,593
Commitments related to financial guarantees	−	−	−
Net commitments related to workforce reduction	2,036	1,810	1,710
Net debt	53,295	58,114	57,303
(*) includes deferred payment for the acquisition of Brasilcel in 2010

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

We consider an accounting estimate to be critical if:

•	it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate; and

•	changes in the estimate or different estimates that we could have selected may have had a material impact on our financial condition, results of operations or cash flows..

The various policies that are important to the portrayal of our financial condition, results of operations and cash flows include:

•	accounting for long-lived assets, including goodwill;

•	deferred taxes;

•	provisions; and

•	revenue recognition.

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

Goodwill arises when the cost of a business combination exceeds the acquirer’s interest in the net fair value of the identifiable assets acquired and liabilities assumed at the acquisition date.  Goodwill is not amortized, but is, instead, subject to an impairment test on a yearly basis and whenever there is an indication that the goodwill may be impaired.

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

Operating environment by country

Spain

In 2012, Spanish GDP contracted by 1.4% (Spanish National Institute of Statistics estimates), compared with a positive average annual growth rate of 3.6% in the period 1998 through 2008 and a contraction on average of 1.2% in 2009-2011. This performance was explained by a contraction of internal demand, though household consumption decreased 1.9% according to Consensus Forecast’s (an independent research firm) estimates (CFe) in 2012 compared with an annual rate of -1.4% during 2009-11 and compared with average growth of 3.6% during the period 1998 through 2008. Investment contracted at an annual rate of 9.1% (CFe) during 2012 after a 9.8% decline on average in 2009-11, compared with average annual growth of 5.6% during the period 1998 through 2008. Inflation averaged 2.4% in 2012, compared with 1.6% on average in 2009-11. The higher average annual inflation rate was due to a 3p.p. VAT increase put in place in September 2012. The current account deficit for 2012 reached

2.0% of GDP (CFe), compared with 3.5% of GDP in 2011 and 6.3% on average in 2008-10. The unemployment rate reached 26.0% at the end of 2012, higher than the average rates of 19.9% in 2009-11.

United Kingdom

In 2012, the British economy, measured in terms of GDP, grew by 0.2% compared with a growth rate of 0.9% in 2011 and 1.8% in 2010. Fixed capital investment increased by 1.4%; compared with a decrease of 2.9% in 2011 and an increase of 3.5% in 2009. Private consumption increased by 1%, compared with a contraction of 1.3% 2011 and a positive growth rate of 1.3% in 2010. The CPI increased by an average annual growth rate of 2.8%, compared with 4.5% in 2011 and 3.3% in 2010. The unemployment rate reached 8.1% in 2012 (CFe), compared with an average annual rate of 8.1% in 2011 and 7.9% in 2010.

Germany

In 2012, the German economy grew 0.9% (CFe), after growing 3.0% in 2011 and 4.2%% in 2010. Growth in 2012 was due to the positive contribution of the external sector to GDP growth (exports increased 4.1% (CFe) while imports grew just 2.5%). Because of this, the current account balance increased above 6.0% in 2012, from 5.7% of GDP in 2011. Inflation averaged 2.0% in 2012, compared with 2.3% in 2011 and 1.1% in 2010. At the end of 2012, the unemployment rate stood at 6.9%, compared with 6.9% in 2011 and 7.4% in 2010. In 2012, 250,000 jobs were created, compared with 575,000 new jobs in 2011 and 437,000 in 2010.

Czech Republic

The Czech economy contracted 1.2% in 2012, after growing 1.9% in 2011 and 2.3% in 2010. Private consumption contracted 3.5% in 2012, expanded 0.7% in 2011 and 0.9% in 2010. Inflation, as measured by the CPI, grew 2.4%, the same as in December 2011, slightly above the Czech Central Bank objective (2%) and similar to the 2.3% level reached in 2010. The current account had a 3.6 billion euros deficit, lower than the 4.5 billion euros deficit recorded in 2011 (5.7 billion euros deficit in 2010). Net foreign direct investment surplus increased to 7.4 billion euros in 2012. This surplus is higher than the surplus accounted in 2011 (3.0 billion euros) and then that accounted for in 2010 (3.8 billion euros). The European debt crisis had a negative impact on the Czech crown in 2012, with the average Czech crown to euro exchange rate for 2012 depreciating by 2.2%, compared with an appreciation of 2.8% in 2011 and 4.3% in 2010.

Brazil

Brazilian GDP increased around 0.9% in 2012, following an increase of 2.7% in 2011 and an increase of 7.5% in 2010. Investments decreased more than 2% in 2012, compared with an increase of 4.7% in 2011 and following an increase of 21.3% in 2010 (Brazilian Geography and Statistics Institute). Inflation, as measured by the CPI, increased by 5.8% in 2012 (above the inflation target established by the Brazilian Central Bank of 4.5%), compared to 6.5% in 2011 and 5.9% in 2010. Due to economic growth deceleration, the basic interest rate, the Special Clearance and Escrow System rate was reduced from 11% at the end of 2011 to 7.25% at the end of 2012. The current account deficit reached 54.2 billion U.S. dollars in 2012, compared to 52.5 billion U.S. dollars in 2011 and 47.3 billion U.S. dollars in 2010. This deficit in 2012 was financed by capital inflows, such as foreign direct investments, of 65.3 billion U.S. dollars, and portfolio investments, of 8.3 billion U.S. dollars. As a consequence, international reserves rose by 26.6 billion U.S. dollars in 2012, to a record level of 378.6 billion U.S. dollars. Despite the worsening in domestic economic data and the deterioration of worldwide economic circumstances, the country risk decreased. The J.P. Morgan Emerging Markets Bond Index Plus (EMBI + Brazil) ended 2012 at 142 basis points, down from 223 basis points at the end of 2011 and 189 basis points at the end of 2010. As the global economic environment became more challenging, the exchange rate continued its depreciation trend. The Brazilian real depreciated against the U.S. dollar by 8.9% in 2012, reaching an exchange rate of 2.04 Reais per 1 U.S. dollar on December 31, 2012, compared to 1.88 Reais per 1 U.S. dollar on December 31, 2011 and to 1.67 Reais per 1 U.S. dollar at the end of 2010.

Mexico

Mexico’s real GDP grew by 3.9% in 2012, the same as in 2011, and after growing 5.3% in 2010. Inflation, as measured by the CPI, was 3.57% at December 2012 compared with 3.82% at December 2011, above the Mexican Central Bank’s target of 3% but inside its tolerance range of 2% to 4%. Despite the harsh economic downturn suffered in 2009, during 2012 the aggregate demand in Mexico has shown a stabilizing trend that began in 2010. Indeed, exports have increased by more than 4.5%, private consumption by almost 3.7% and investment by 6.1% compared with 2011. The current account balance posted a deficit of 7.7 billion U.S. dollars in 2012, compared with 9.2 billion U.S. dollars in 2011. These external imbalances were well financed by capital inflows and international reserves held by the Mexican Central Bank reached 163 billion U.S. dollars in 2012

(amounting to 13.9% of GDP). At December 31, 2012, the exchange rate relative to the U.S. dollar was 12.87 Mexican pesos to the U.S. dollar.

Venezuela

The Venezuelan economy experienced positive results in 2012 reversing the contraction experienced during 2009 and 2010. In 2012, GDP expanded approximately 5.5%, after expanding 4.2% in 2011. Last year, the best results were observed in non-oil activity, which rose 5.7%. Private consumption increased 7.3% (compared with an expansion of 4.0% in 2011 and a decrease of 1.9% in 2010) despite high inflation, mainly due to the high expansion in public consumption. In 2012, investment showed a 18.0% growth (growth of 15.2% in 2011 and 1.0% in 2010), public consumption grew 6.2% (growth of 5.9% in 2011 and 2.1% in 2010), exports increased 0.1% (increase of 4.7% in 2011 and decrease of 12.9% in 2010), and imports increased 18.9% (increase of 15.4% in 2011 and decrease of 2.9% in 2010). In terms of inflation, the national CPI rose to 20.1% in 2012, 27.6% in 2011 and 27.2% in 2010. Venezuela continues to have the highest inflation rate in Latin America. The unemployment rate reached 7.8% at the end of 2012, 8.2% at the end of 2011 and 8.5% at the end of 2010. The external accounts experienced a negative impact as a result of the downfall of oil prices and the increase of imports, with the current account surplus decreasing to 14.5 billion U.S. dollars in 2012, in comparison with 24.6 billion U.S. dollars in 2011 and 12.0 billion U.S. dollars in 2010. Additionally, the capital account deficit reached 12.3 billion U.S. dollars in 2012, compared with deficits of 24.8 billion U.S. dollars in 2011 and 17.8 billion U.S. dollars in 2010. This performance maintained the Venezuelan Central Bank’s stock of international reserves in 29.9 billion U.S. dollars at the end of 2012 (Central Bank of Venezuela).

Chile

Chilean GDP increased by 5.5% in 2012, outperforming market expectations. Like in the past two years, the economy was fueled mainly by the uptrend path of private consumption and increases in both, infrastructure and machinery investment. Also, the strong domestic demand offset most of the downside risks emerging from global slowdown. The unemployment rate decreased from 7.1% in 2010 to 6.5% in 2012 getting closer to full employment levels. Inflation, measured by CPI, reached 1.5% in 2012 compared with 4.4% in 2011 and 3.0% in 2009. CPI inflation decreased sharply, closing the year below the Chilean Central Bank inflation targeting range (3% -/+1%). The Chilean Central Bank reduced its interest key rate by 25 basis points to 5.0% at the beginning of the year and kept it unchanged the rest of the year. The fiscal balance reached a surplus around of 0.2% of GDP compared to 1.3% in 2011 and a deficit of 0.4% in 2010. Foreign direct investment net inflows accounted for 7.5 billion U.S. dollars in 2012; the gross inflows reached an historical high of 24 billion U.S. dollars. Trade balance surplus diminished from a 10.6 billion U.S. dollars in 2011 to 4.3 billion U.S. dollars in 2012 due to the loss of terms of trade and a decline of demand for exports, both caused by the global slowdown. At the end of 2012 the nominal  exchange rate was 478.6 Chilean Pesos per U.S. dollar, reflecting a year end Chilean Peso appreciation of 8.2%. Along the year, the exchange rate mainly moved according to turbulences in the international financial markets.

Argentina

Argentina’s GDP grew by 1.9% in 2012. This data is much lower than the average annual growth rates of approximately 8.5% achieved from 2003 through 2008. The Argentine peso depreciated 14.2% relative to the U.S. dollar, closing at 4.92 Argentine pesos per U.S. dollar at the end of 2012 compared with 4.30 Argentine pesos per U.S. dollar at the end of 2011 and 3.97 Argentine pesos per U.S. dollar at the end of 2010. The official CPI increased 10.8% in 2012 (compared with 9.5% in 2011 and 10.3% in 2010). The current account balance showed a surplus of 2.6 billion U.S. dollars in 2012 (CFe), which is 2.9 billion dollars higher compared with 2011 and similar to the 2.8 billion dollars surplus achieved in 2010. The trade balance contributed significantly to this result, since imports decreased 7.0%, more than the 2.3% decrease in exports over the same period. Economic conditions affected unemployment negatively, which increased to 7.5% at the end of 2012 from 6.7% at the end of 2011 and 7.3% at the end of 2010.

Colombia

After the recovery in GDP growth back in 2010 (4.0%) and strong GDP growth in 2011 (5.9%), the economy slowed down in 2012. During 2012, GDP in Colombia grew by 3.8% (CFe). Private consumption continued to show favorable performance, with the slowdown in investment (as a result of a minor activity in construction) and exports (as a result of a minor worldwide demand) taking away local growth dynamics. Industrial production showed a significant deceleration throughout the year. The unemployment rate averaged 10.4% in 2012, which means a slight recovery compared to 10.8% and 11.8% in 2011 and 2010, respectively. At the end of third quarter of 2012, the balance of payments registered a current account deficit of 8,447 million U.S. dollars, 3.1% of GDP year to date as of September 2012, compared with 3.0% of GDP in 2011, and 3.1% in 2010 (Colombian Central Bank). The current account deficit in 2012 was mainly financed through higher foreign direct investment inflows and portfolio investment. This resulted in a financial account surplus of 12,269 million U.S. dollars (4.5% of GDP year to date as of

September 2012, compared with 4.1% of GDP both in 2011 and 2010). Despite the high volatility in international markets and global economic uncertainty the Colombian peso appreciated 9.0% during 2012 against the U.S. dollar (closing the year at 1,768.2 Colombian pesos per one U.S. dollar) mainly as a result of foreign direct investment inflows and best local growth prospects compared to that of developed countries, which encouraged investment portfolio in Colombia. The inflation rate was 2.4% at the end of 2012, compared with 3.7% and 3.2% at the end of 2011 and 2010, respectively.

Peru

Remarkable economic results were achieved during 2012. GDP expanded at a pace over potential -despite weakened global demand- with moderate inflation and healthy macroeconomic balances. Peruvian GDP, buoyed by domestic demand –both consumption and investment- grew by 6.3% compared with 6.9% in 2011 and 8.8% in 2010 (Peruvian Central Bank). Consumer prices, as measured by the CPI, increased by 2.7% in 2012, within the range of the Peruvian Central Bank’s target, compared with 4.7% in 2011 and 2.1% in 2010. Despite the positive fiscal impulse, the government budget surplus was approximately 2% GDP in 2012, compared with a fiscal surplus of 2.2% in 2011 and 0.6% in 2010. In the foreign exchange market, the Peruvian Nuevo Sol strengthen 5.4% against the U.S. dollar in 2012, reaching 2.557 Peruvian Nuevo Sol per U.S. dollar at the end of the year, compared with an appreciation of 4.1% against the U.S. dollar in 2011 and 2.9% in 2010. Long-term capital inflows boosted international net reserves, reaching  63.9 billion U.S. dollars, compared with 48.9 billion U.S. dollars in 2011 and 44.1 billion U.S. dollars in 2010. Country risk, measured by the J.P. Morgan Emerging Markets Bond Index (EMBIG Peru), fell 100 basis points to 117 basis points in 2012, due to solid fundamentals such as supportive domestic demand and sound macroeconomic policies. Long-term sovereign debt is currently investment grade rated by Fitch, Standard and Poor’s and Moody’s rating agencies.

Exchange Rate Fluctuations

We publish our Consolidated Financial Statements in euros.  Because a substantial portion of our assets, liabilities, revenues and expenses are denominated in currencies other than the euro, we are exposed to fluctuations in the values of these currencies against the euro.  Currency fluctuations have had and may continue to have a material impact on our financial condition, results of operations and cash flows.

We estimate that in 2012 variations in currencies decreased our collection and payment and cash balance by approximately 382 million euros and increased our consolidated revenues by approximately 0.1%.  Currency fluctuations can also have a significant impact on our statement of financial position, particularly equity attributable to equity holders of the parent, when translating the financial statements of subsidiaries located outside the euro zone into euro.  For example, in 2012 equity attributable to equity holders of the parent decreased by 1,278  million euros due to the translation of the financial statements of our foreign subsidiaries, principally due to the appreciation of the Brazilian real relative to the euro.

The decision of the Venezuelan government affects the estimates made by the Group on the liquidation value of the net foreign currency position related to investments in Venezuela, which translates to an approximate pre-tax loss of 438 million euro on our 2012 financial results, see “Item 4. Information on the Company —History and Development of the Company—Recent Developments.”

We estimate that in 2011 variations in currencies decreased our collection and payment and cash balance by approximately 169 million euros and decreased our consolidated revenues by approximately 0.7%.  In 2011 equity attributable to equity holders of the parent decreased by 897 million euros due to the translation of the financial statements of our foreign subsidiaries, principally due to the depreciation of the pound sterling and Brazilian real relative to the euro. Furthermore, on February 8, 2013 the Venezuelan government announced its intention to devalue the bolivar fuerte from 4.3 bolivar fuertes per U.S. dollar to 6.3 bolivar fuertes per U.S. dollar.

We estimate that in 2010 variations in currencies decreased our collection and payment and cash balance by approximately 463 million euros and increased our consolidated revenues by approximately 2.2% including the devaluation in the Venezuelan bolivar fuerte. In 2010 equity attributable to equity holders of the parent increased by 430 million euros due to the translation of the financial statements of our foreign subsidiaries, principally due to the appreciation of the Brazilian real and the pound sterling relative to the euro, and the effect of the devaluation in Venezuela.

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

	2010(1)	2011(1)	2012(1)	% change 2010 to 2011	% change 2011 to 2012
	Average	Average	Average	Average	Average
Pound Sterling	0.86	0.87	0.81	1.16%	(6.90)%
U.S. Dollar	1.32	1.40	1.29	6.06%	(7.86)%
Brazilian Real	2.33	2.33	2.50	−	7.30%
Argentine Peso	5.18	5.74	5.84	10.81%	1.74%
Peruvian Nuevo Sol	3.74	3.83	3.39	2.41%	(11.49)%
Chilean Peso	674.36	672.25	624.59	(0.31)%	(7.09)%
Mexican Peso	16.71	17.25	16.90	3.23%	(2.03)%
Venezuelan Bolivar fuerte (2)	5.75	5.56	5.67	(3.30)%	1.98%
Czech Crown	25.29	24.59	25.14	(2.77)%	2.24%
Colombian Peso	2,509.22	2,568.67	2,308.54	2.37%	(10.13)%
Guatemalan Quetzal	10.66	10.83	10.06	1.59%	(7.11)%

Source: Central treasury bank of the respective countries.

(1)	These exchange rates are used to convert the income statements of our subsidiaries from local currency to euro.
(2)	As Venezuela is considered a hyperinflationary country, the income statement from operations in Venezuela is accounted pursuant to the closing exchange rate of Venezuelan bolivar fuerte to euro.

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

	2010	2011	2012
(millions of euros)
Net cash from operating activities	16,672	17,483	15,213
Net cash used in investing activities	(15,861)	(12,497)	(7,877)
Net cash used in financing activities	(5,248)	(4,912)	(1,243)

For a discussion of our cash flows for the years ended December 31, 2010, 2011 and 2012, please see Note 23 to our Consolidated Financial Statements.

Anticipated Uses of Funds

Our principal liquidity and capital resource requirements consist of the following:

•	capital expenditures for existing and new operations;

•	acquisitions of new licenses or other operators or companies engaged in complementary or related businesses;

•	costs and expenses relating to the operation of our business;

•	dividend, other shareholder remuneration, and pre-retirement payments; and

•	debt service requirements relating to our existing and future debt.

In 2013, we expect to continue expanding our mobile networks, especially in 3G, invest in LTE in some markets, and further enhance our fixed broadband networks with fiber deployment and speed increases in some key markets. We also expect to invest to improve IT capabilities. Finally we plan to invest in digital sources to build capabilities and a power position in the digital markets. We may also use funds to acquire new licenses engaged in complementary or related businesses in the digital world.

We also have liquidity requirements related to the costs and expenses relating to the operation of our business, our payment of dividends, shareholder remuneration and pre-retirement payment commitments and financial and real estate investments. In 2012, with respect to these items, we had the following principal cash expenditures: 3,561 million euros in connection with shareholder remuneration (in connection with payment of dividends on Telefonica shares and the acquisition of Telefónica treasury shares) and 800 million euros principally in connection with commitments under pre-retirement plans.

We also have liquidity requirements related to debt service requirements in connection with our existing and future debt. At December 31, 2012, we had gross financial debt of 66,853 million euros compared with 66,311 million euros at December 31, 2011. For the amortization schedule of our consolidated gross financial debt at December 31, 2012 and a further description of financing activity in 2012, see “—Anticipated Sources of Liquidity” below. Our net financial debt decreased to 51,259 million euros at December 31, 2012 compared with 56,304 million euros at December 31, 2011. The decrease in net financial debt was mainly explained by our cash flow generation and divestures we made during the year, in particular, our sale of Atento and our partial divesture of Telefónica Deutschland Holding A.G. through an initial public offering. For a reconciliation of net financial debt to gross financial debt (the sum of current and non-current interest-bearing liabilities), see “—Presentation of Financial Information—Non-GAAP financial information—Net financial debt and net debt.”.

For a discussion of our liquidity risk management policy, see Note 16 to our Consolidated Financial Statements.

Anticipated Sources of Liquidity

Cash flows from operations are our primary source of cash funding for existing operations, capital expenditures, interest obligations and principal payments. We also rely on external borrowings, including a variety of short- and medium-term financial instruments, principally bonds and debentures, and borrowings from financial institutions.  Cash and cash equivalents are mainly held in euros and euro-denominated instruments. We believe that, in addition to internal generation of funds, our medium-term note program, our euro commercial paper program, our corporate domestic promissory note program and available lines of credit will provide us with substantial flexibility for our future capital requirements as existing debt is retired.

The following table shows the amortization schedule of our consolidated gross financial debt at December 31, 2012, as stated in euro using the European Central Bank buying rate for euro on such date.  We may have exchange rate financial derivatives as instruments assigned to the underlying debt instruments.  In 2012, the average cost of net debt, which we measure as net financial expense divided by our average net debt which, adjusted for exchange rate differences, was 5.37%. The table below includes the fair value of those derivatives classified as financial liabilities (negative mark-to-market) under IFRS (191 million euros classified as a current financial liability and 3,198 million euros as a non-current financial liability). The table does not include the fair value of derivatives classified as financial assets (positive mark-to-market) under IFRS (316 million euros classified as current financial assets and 4,213 million euros as non-current financial assets). For a further description of liquidity risk we faced, see Note 16 to our Consolidated Financial Statements, and for a description of our financial liabilities, see Note 13 to our Consolidated Financial Statements.

Millions of euros
	Current	Non-current
Maturity	2013	2014	2015	2016	2017	Subsequent years	Non-current total	Total
Debentures and bonds	6,357	4,831	4,312	6,596	4,876	17,170	37,785	44,142
Promissory notes & commercial paper	1,128	−	−	−	−	−	−	1,128
Other marketable debt securities	−	−	−	−	−	59	59	59
Total Issues	7,485	4,831	4,312	6,596	4,876	17,229	37,844	45,329
Loans and other payables	2,569	2,824	6,750	2,925	1,050	2,017	15,566	18,135
Other financial liabilities	191	195	357	253	367	2,026	3,198	3,389
TOTAL	10,245	7,850	11,419	9,774	6,293	21,272	56,608	66,853
Notes:
-	2013 and 2015 maturities include 500 million euros of expected early redemptions for each year, based on potential improvement of financial market conditions.

-
Estimated future interest payments as of December 31, 2012 on our interest-bearing-debt (not included above) are as follows: 2,531 million euros in 2013, 2,381 million euros in 2014, 2,122 million euros in 2015, 1,842 million euros in 2016, 1,537 million euros in 2017, and 8,088 million euros in subsequent years.  With respect to floating rate debt, we estimate future interest payments as the forward rates derived from yield curves quoted for the different currencies on December 31, 2012.

During 2012, we obtained external financing in the form of borrowings of approximately 15,000 million euros (excluding financing under short-term commercial paper programs). The financing activity in 2012 focused mainly on financing debt maturing in 2012 in advance and on smoothing our 2013 and 2014 debt maturity profile.

For a description of our financing, see Note 13 to our Consolidated Financial Statements.

In 2013, through the date of this Annual Report, our debt issuances and principal financing arrangements consisted of:

•	On January 22, 2013, we issued ten year notes in an aggregate principal amount of 1,500 million euros, with an annual interest rate of 3.987%;

•	On February 21, 2013, we entered into a financing agreement in an aggregate principal amount of 206 million euros maturing in 2016;

•	On February 22, 2013, we entered into a financing agreement in an aggregate principal amount of 1,001 million dollars maturing in 2023;

•
On February 22, 2013, we refinanced 1,400 million euros of tranche A2 (originally amounting to 2,000 million euros and scheduled to mature on July 28, 2014) of an 8,000 million euros syndicated loan, originally dated on July 28, 2010, as follows: i) a five-year term forward start facility in an aggregate amount of 700 million euros maturing in 2017 and ii) a six-year term forward start facility in an aggregate amount of 700 million euros maturing in 2018; and

•
On March 14, 2013, we launched an issuance of eight year notes in an aggregate principal amount of 1,000 million euros, with an annual interest rate of 3.961%. The settlement and closing date is scheduled for execution on March 27, 2013. At the same time, we announced one tender offer to purchase notes in one of our sterling pounds reference (with maturity in 2014) (expected to take place on March 26, 2013) and also our intention to purchase the notes of tender offer announced by Barclays in euros, in three references with maturities in 2015 and 2016 (expected to take place on March 27, 2013).

Our borrowing requirements are not significantly affected by seasonal trends.

Our ability to use external sources of financing will depend in large part on our credit ratings. We believe that we are well-positioned to raise capital in financial markets.  However, negative conditions in the financial markets or a downgrade of any of the ratings of our debt or the Kingdom of Spain’s debt by any of Fitch, Moody’s and/or Standard & Poor’s may increase the cost of our future borrowings or may make it more difficult to access the public debt markets. In connection with the credit rating agencies’ review of our debt ratings, the rating agencies may give considerable weight to general macroeconomic and political conditions (including sovereign credit rating prospects), the performance of our businesses in countries where we operate, our financial and shareholder remuneration policy, our acquisition policy, our ability to integrate acquisitions and our ability to refinance debt.

Telefónica, S.A. is the parent company of the Telefónica Group and receives funding from its subsidiaries in the form of dividends and loans. Consequently, restrictions on the ability of the Group’s subsidiaries to transfer funds to Telefónica, S.A. in the form of cash dividends, loans or advances, capital repatriation and other forms would negatively affect our liquidity and thus our business.

Certain Latin American economies have experienced shortages in foreign currency reserves and their respective governments have adopted restrictions on the ability to transfer funds out of the country and convert local currencies into U.S. dollars. This may limit our ability to repatriate funds out of certain subsidiaries from such countries. However, regarding repatriation of funds to Spain, we have received 1,817 million euros from Latin American companies in 2012, of which 1,314 million euros was from dividends, 34 million euros was from intragroup loans (payment of interest and repayments of principal), 247 million euros from capital reductions and 221 million euros was from other items.

For a discussion of our liquidity and country risk management policy, see Note 16 to our Consolidated Financial Statements.

Intragroup Loans

We lend funds to our operating subsidiaries, directly or through holding companies that head our different lines of business.  At December 31, 2012, we had loans outstanding totaling 6,782 million euros (4,343 million euros at December 31, 2011) to companies in the Telefónica Group (including subsidiaries located in Latin American countries).  These funds are derived from retained cash flows, loans, bonds and other sources (such as asset disposals).

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

Telefónica has developed an open innovation model for the management of technological innovation to boost the application of technical research in the development of new commercial products and services. Telefónica focuses on certain applied research and development (R&D) priorities that are aligned with its strategy. Open innovation initiatives driving this model include the creation of a venture capital fund and involvement in business collaboration forums, among others. The model also promotes the use of knowledge developed at technology centers, universities and start-ups, among other sources, and encourages innovation in conjunction with other agents (e.g. customers, universities, public administrations, suppliers, content providers and other companies), making them “technological partners.” Telefónica believes it cannot rely solely on acquired technology to differentiate its products from those of its competitors and to improve its market positioning. It is also important to encourage R&D initiatives in an effort to achieve this differentiation and make inroads in other innovation activities. The Group's R&D policy is geared towards:

•	developing new products and services in order to win market share;

•	boosting customer loyalty;

•	increasing revenue;

•	enhancing innovation management;

•	improving business practices;

•	increasing the quality of infrastructure services to improve customer service and reduce costs;

•	promoting global products;

•	supporting open innovation; and

•	creating value from the technology generated.

In 2012, the technological innovation projects undertaken focused on sustainable innovation, process efficiency, creation of new revenue streams, customer satisfaction, consolidation of operations in new markets and technological leadership.

Technical innovation activities are a key part of Telefónica’s strategy of creating value through latest-generation network communications and services.

In 2012, projects were undertaken to promote greater access to information technology, new services focused on new internet business models, advanced user interfaces, mobile television and other broadband services. These initiatives, among others, were undertaken based on our objective of rapidly identifying emerging technologies that could have a relevant impact on our businesses and pilot testing these technologies in new services, applications and platform prototypes.

Most of our R&D activities are carried out by Telefónica Investigación y Desarrollo, S.A.U. (Telefónica I+D), a wholly-owned subsidiary, which works mainly for the lines of business. In its operations, Telefónica I+D receives the assistance of other companies and universities. Telefónica I+D’s mission is centered on enhancing the Company’s competitive positioning by leveraging technological innovation and product development. Telefónica I+D undertakes experimental and applied research and new product development with the overriding goal of broadening the range of services offered and reducing operating costs.

Telefónica I+D’s technological innovation activities focus on certain areas:

Telefónica I+D’s works on new networks, primarily in collaboration with Telefónica’s Global Resources team. These activities are related with new radio access technologies (LTE-Advanced); network virtualization technologies, in line with the technology trend known as software defined networks (SDN); and network optimization and zero touch developments making networks more flexible and moldable and able to adapt dynamically to new digital consumer and service requirements.

R&D activities to develop new products and services are conducted as part of Telefónica Digital’s strategy. Indeed, Telefónica I+D’ forms the foundations of Telefónica Digital's Product Development & Innovation Department. These activities include the following:

•	Natural P2P communication of the future, using the Internet, Web 2.0 and smartphones.

•	Video and multimedia services (combining text, audio, images and video) offering a user experience in all connected devices.

•	Advanced solutions in emerging ITC businesses such as e-health, and remote patient support or monitoring.

•	M2M (machine-to-machine) service management associated with energy efficiency and mobility.

•
Making use of user communication profiles to exploit opportunities to operate different products and business models (marketing campaigns, target marketing, contextual services, churn reduction, cross-selling, etc.)

Telefónica I+D’s also boasts scientific work groups with a more medium- to long-term focus and aim to look into opportunities relating to new networks and services and solutions to the technological challenges that arise.

At December 31, 2012, Telefónica I+D had 667 employees (653 employees in 2011).

Total I+D expense for 2012 amounted to 1,071 million euros, up 9% from the 983 million euros incurred in 2011 (797 million euros in 2010). This expense represents 1.7%, 1.6% and 1.3% of the Group’s consolidated revenue for 2012,2011 and 2010, respectively. These figures were calculated using guidelines of the Organization for Economic Co-operation and Development (OECD). Using these and other guidelines, there are R&D costs that, due to the length of projects and/or accounting classifications, are not entirely included in the consolidated statement of financial position.

In 2012, Telefónica registered 87 patents (95 patents in 2011), 78 of which were registered with the Spanish Patent and Trademark Office and (OEPM for its initials in Spanish) and nine with the United States Patent and Trademark Office (USPTO). Of the patents pending with the OEPM, 45 are Spanish (ES) applications, 29 European (EP) applications, and four international (PCT) applications.

D. Trend Information

 Telefónica is an integrated diversified telecommunications group that offers a wide range of services, mainly in Europe and Latin America. Its core business is the provision of fixed and mobile telephony, broadband, internet, data, pay TV and value added services, among others. The Group's operations in 25 countries, managed through a regional organization geared towards certain businesses in global units, enable it to leverage the strong local positioning, as well as the advantages afforded by the scale, two features that have been reinforced by the opportunities arising from the Group's holdings in and strategic alliances with China Unicom and Telecom Italia.

As a multinational telecommunications company that operates in regulated markets, Telefónica is subject to different laws and regulations in each of the jurisdictions in which it provides services. Telefónica expects the regulatory landscape to continue to change in Europe as a consequence of the revised regulations resulting from the implementation of the review of the common regulatory framework currently in place in the European Union. In addition, Telefónica may also face pressure from regulatory initiatives in some European countries regarding tariffs, the reform of rights of spectrum use and allocation, issues related to the quality of service, and the regulatory treatment of new broadband infrastructure deployments.

Telefónica faces intense competition in the vast majority of the markets it operates in, and is therefore subject to the effects of actions taken by its competitors. The intensity of the competition may deepen, which could have an impact on tariff structures, consumption, market share and commercial activity and negatively affect the number of customers, revenues and profitability.

However, Telefónica believes that it is in a strong competitive position in most of the markets where it operates, which it expects to help enable it to continue taking advantage of the growth opportunities that arise in these markets, such as by boosting both fixed and mobile broadband services and by furthering the development of services beyond connectivity, information technology services and related businesses. In this respect, Telefónica seeks to lead the industry by anticipating trends in the new digital environment.

Telefónica embarked on a restructuring in September 2011 with the aim of reinforcing its growth story, actively participating in the digital world and capturing the most of the opportunities afforded by its scale and industrial alliances. This new organization gave rise to two cross-cutting areas, Telefónica Digital and Telefónica Global Resources, in addition to the Telefónica Europe and Telefónica Latin America business segments. This structure should bolster Telefónica’s place in the digital world, enabling it to tap any growth opportunities arising in this environment, drive innovation, strengthen the product and services portfolio and maximize the advantages afforded by its global customer bases in an increasingly connected world. In addition, the creation of a Global Resources operating unit ensures the profitability and sustainability of the business by leveraging economies of scale and driving Telefónica’s transformation into a fully global company. Telefónica Europe’s and Telefónica Latin America’s objective is to shore up the results of the business and generate sustainable growth through available capacity, backed by the Global Corporation.

In Europe, customers remain at the core of the Group's strategy and management priorities in the region in order to provide a high level of customer satisfaction with our services. With the objective of offering our customers the best value, we aim to boost the mobile broadband services, adding new products and services to our current services. In such a competitive market such as presently prevails, we will dedicate our efforts on reinforcing our market positioning. Another objective in coming years is to improve operating efficiency, for which we are rolling out several local and regional initiatives, such as network sharing agreements, with the support of Telefónica Global Resources.

In Telefónica Europe, in Spain, a transformation strategy was kicked off half way through 2011 to improve the Company’s competitive position in the market and boost the efficiency of its business model. This strategy has led to major changes in the sales and operating model, such as improvements to the value proposition and service quality by the end of 2011 through the launch of a new tariff portfolio, the elimination of subsidies to attract customers in March 2012, and the launch of Movistar Fusión (convergent offer meeting all home communication needs). Telefónica will continue to focus on service quality, improving the effectiveness of campaigns in the sales channel, and further increasing network quality and characteristics (by developing fiber optics). The aim of this strategy is to boost customer satisfaction by offering them a portfolio of products and services that best meets their communication needs.

In Latin America, Telefónica’s strategy is based on a regional model that captures growth and efficiency of scale without losing sight of the local management of the client. Telefónica expects the mobile business to continue to play a fundamental role as an engine of regional growth. That is why we will continue to improve the capacity and coverage of our networks, adapting our distribution channel to enhance the quality of our offerings both in voice and data in order to keep and attract high-value customers. Regarding the fixed telephony business, we will encourage the increase of broadband speed and expand the supply of bundled services. Meanwhile, we will further advance efficiency, in operational and commercial terms, and attempt to achieve further synergies by implementing global, regional and local projects.

In summary, in the context of intense competition and regulatory pressure on pricing, Telefónica aims to continue strengthening its business model to make it more efficient and capture the synergies arising from the integrated approach of businesses, processes and technologies, while focusing even more on the client and staying ahead of trends in the new digital world.

E. Off-Balance Sheet Arrangements

We have commitments that could require us to make material payments in the future.  These commitments are not included in our consolidated statement of financial position at December 31, 2012 although they are described in the notes to our Consolidated Financial Statements.  For additional detail regarding our off-balance sheet commitments, see Note 21(b) and Note 16 to our Consolidated Financial Statements.

F. Tabular Disclosure of Contractual Obligations

The following table describes our contractual obligations and commitments with definitive payment terms which may require significant cash outlays in the future.  The amounts payable (including accrued interest payments) are as of December 31, 2012. For additional information, see our Consolidated Financial Statements.

	Payments Due by Period
Millions of euros	Total	Less than 1 year	1-3 years	3-5 years	More than 5 Years
Financial liabilities (1)(2)	66,853	10,245	19,269	16,067	21,272
Operating lease obligations (3)	10,128	1,521	2,565	2,035	4,007
Purchase and other contractual obligations(4)	2,318	997	1,055	235	31
Other liabilities (5)	3,392	738	2,654	−	−
Total	82,691	13,501	25,543	18,337	25,310

(1)	Capital (finance) lease obligations are not calculated separately and are instead included as part of our long-term debt obligations.
(2)
Future interest payments as of December 31, 2012 on our interest-bearing-debt (not included above) are as follows: 2,531 million euros in 2013, 2,381 million euros in 2014, 2,122 million euros in 2015, 1,842 million euros in 2016, 1,537million euros in 2017 and 8,088 million euros in subsequent years.  With respect to floating rate debt, we estimate future interest payments as the forward rates derived from yield curves quoted for the different currencies on December 31, 2012.  This item includes the fair value of those derivatives classified as current financial liabilities (negative mark-to-market) under IFRS (191 million euros).  It does not include the fair value of derivatives classified as financial assets (positive mark-to-market) under IFRS (316 million euros classified as current financial assets and 4,213 million euros as non-current financial assets).  For a more detailed description of our financial derivative transactions, see Note 16 to our Consolidated Financial Statements.  For details of the composition of this item, see “Liquidity and Capital Resources– Anticipated sources of Liquidity”).

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

In addition, at December 31, 2012, we had short-term and long-term employee benefits provisions amounting to 913 million euros and 4,410 million euros, respectively (see Note 15 to our Consolidated Financial Statements).

For details of the composition of, and changes in, our debt, see “—Liquidity and Capital Resources—Anticipated Sources of Liquidity” and Note 13 to our Consolidated Financial Statements.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

During 2012, our Board of Directors met 14 times. At March 21, 2013 our Board of Directors had met three times during 2013.  At March 21, 2013, our directors, their respective positions on our Board and the year they were appointed to such positions were as follows:

Name	Age	First Appointed	Current Term Ends
Chairman
Mr. César Alierta Izuel(1)	67	1997	2017
Vice-chairmen
Mr. Isidro Fainé Casas(1)(2)	70	1994	2016
Mr. José María Abril Pérez (1)(3)(5)(8)	61	2007	2013
Mr. Julio Linares López	67	2005	2016
Members ( vocales )
Mr. José María Álvarez - Pallete López (1)	49	2006	2017
Mr. José Fernando de Almansa Moreno -Barreda(5)(6)(9)	64	2003	2013
Ms. Eva Castillo Sanz (6)(9)(11)	50	2008	2013
Mr. Carlos Colomer Casellas(1)(8)(10)(11)	68	2001	2016
Mr. Peter Erskine(1)(8)(9)(10)	61	2006	2016
Mr. Santiago Fernández Valbuena	54	2012	2013
Mr. Alfonso Ferrari Herrero (1)(4)(5)(6)(7)(9)(10)(11)	71	2001	2016
Mr. Luiz Fernando Furlán(5)	66	2008	2013
Mr. Gonzalo Hinojosa Fernández de Angulo (1)(4)(5)(7)(9)(10)(11)	67	2002	2017
Mr. Pablo Isla Álvarez de Tejera(6)(7)(10)(11)	49	2002	2017
Mr. Antonio Massanell Lavilla(2)(4)(7)(8)(11)	58	1995	2016
Mr. Ignacio Moreno Martínez (3)	55	2011	2017
Mr. Francisco Javier de Paz Mancho (1)(5)(6)(7)	54	2007	2013
Mr. Chang Xiaobing (12)	55	2011	2016

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
(8) Member of the Innovation Committee.
(9) Member of the Strategy Committee.
(10) Member of the Nominating, Compensation and Corporate Governance Committee.
(11) Member of the Service Quality and Customer Service Committee.
(12) Nominated by China Unicom (Hong Kong) Limited.

Board Committees

At March 21, 2013, the committees of our Board of Directors and members thereof are as follows:

Executive Commission

Our Board of Directors has expressly delegated all of its authority and power to the Executive Commission except as prohibited by Spanish corporate law, under our Articles of Association, or under our Board Regulations.  This commission is made up of fewer directors and meets more frequently than our Board of Directors.  The members of the Executive Commission are Mr. César Alierta Izuel, Mr. Isidro Fainé Casas, Mr. José María Abril Pérez, Mr. José María Álvarez -Pallete López, Mr. Carlos Colomer Casellas, Mr. Peter Erskine, Mr. Alfonso Ferrari Herrero, Mr. Gonzalo Hinojosa Fernández de Angulo, Mr. Francisco Javier de Paz Mancho and Mr. Ramiro Sánchez de Lerín García-Ovies, as secretary.

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

The Audit and Control Committee meets at least once per quarter and as many times as considered necessary.  During 2012, the Audit and Control Committee met nine times and, as of the date of this Annual Report, had met three times in 2013.  The members of the Audit and Control Committee are Mr. Gonzalo Hinojosa Fernández de Angulo (chairman), Mr. Antonio Massanell Lavilla and Mr. Alfonso Ferrari Herrero. Our Board of Directors has determined that Mr. Antonio Masanell Lavilla meets the requirements of an “audit committee financial expert” as such term is defined by the SEC.

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

The members of the Nominating, Compensation and Corporate Governance Committee are Mr. Alfonso Ferrari Herrero (chairman), Mr. Carlos Colomer Casellas, Mr. Peter Erskine, Mr. Gonzalo Hinojosa Fernández de Angulo and Mr. Pablo Isla Álvarez de Tejera.  During 2012, the Nominating, Compensation and Corporate Governance Committee met eleven times, and as of the date of this Annual Report, it had met three times in 2013.

Human Resources and Corporate Reputation and Responsibility Committee

The Human Resources and Corporate Reputation and Responsibility Committee is responsible for reviewing our personnel policy and making proposals to our Board of Directors regarding our personnel policy, corporate reputation, responsibility and the promotion of our values within the Telefónica Group.  The Human Resources and Corporate Reputation and Responsibility Committee met four times during 2012 and as of the date of this Annual Report had met once in 2013.  The members of the Human Resources and Corporate Reputation and Responsibility Committee are Mr. Francisco Javier de Paz Mancho (chairman), Mr. Alfonso Ferrari Herrero, Mr. Gonzalo Hinojosa Fernández de Angulo, Mr. Pablo Isla Álvarez de Tejera and Mr. Antonio Massanell Lavilla.

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

During 2012, the Regulation Committee met four times, and of the date of this Annual Report, it has held no meetings in 2013.

Service Quality and Customer Service Committee

The Service Quality and Customer Service Committee is responsible for monitoring and reviewing the standards of quality of the main services we provide.  The Service Quality and Customer Service Committee acts as an information channel between our senior management team and our Board of Directors.  The members of the Service Quality and Customer Service Committee are Mr. Antonio Massanell Lavilla (chairman), Ms. Eva Castillo Sanz, Mr. Carlos Colomer Casellas, Mr. Alfonso Ferrari Herrero, Mr. Gonzalo Hinojosa Fernández de Angulo, and Mr. Pablo Isla Álvarez de Tejera.  During 2012 the Service Quality and Customer Service Committee met five times, and as of the date of this Annual Report, it had met once in 2013.

International Affairs Committee

The International Affairs Committee is responsible for analyzing international events and matters that affect the Telefónica Group and reporting these events and possible consequences to our Board of Directors.  The International Affairs Committee pays close attention to events taking place in countries where we have operations and which may affect our competitive position, corporate image and financial results.  The International Affairs Committee also oversees our non-profit foundations in such countries.  The members of the International Affairs Committee are Mr. José Fernando de Almansa Moreno-Barreda (chairman), Mr. José María Abril Pérez, Mr. Alfonso Ferrari Herrero, Mr. Luiz Fernando Furlán, Mr. Gonzalo Hinojosa Fernández de Ángulo and Mr. Francisco Javier de Paz Mancho.  During 2012, the International Affairs Committee met four times, and as of the date of this Annual Report it has held no meetings in 2013.

Innovation Committee

The Innovation Committee is responsible for advising and assisting in all matters regarding innovation.  Its main object is to examine, analyze and periodically monitor the Group’s innovation projects, provide guidance and help ensure the implementation and development of innovation initiatives across the Group. The members of the Innovation Committee are Mr. Carlos Colomer Casellas (chairman), Mr. José María Abril Pérez, Mr. Antonio Massanell Lavilla and Mr. Peter Erskine. During 2012, the Innovation Committee met 11 times, and as of the date of this Annual Report, it had met three times in 2013.

Strategy Committee

Without prejudice to any other tasks that the Board of Directors may assign thereto, the primary duty of the Strategy Committee is to support the Board of Directors in the analysis and implementation of the global strategy policy of the

Telefónica Group.  The members of the Strategy Committee are Mr. Peter Erskine (chairman), Mr. José Fernando de Almansa Moreno-Barreda, Ms. Eva Castillo Sanz, Mr. Alfonso Ferrari Herrero and Mr. Gonzalo Hinojosa Fernández de Angulo.  The Strategy Committee met ten times during 2012, and as of the date of this Annual Report, had met two times in 2013.

Biographies of Directors

Mr. César Alierta Izuel serves as our executive chairman and chairman of our Board of Directors.  Mr. Alierta began his career in 1970 as general manager of the capital markets division at Banco Urquijo, S.A. in Madrid, where he worked until 1985.  Subsequently, he founded and served as chairman of Beta Capital Sociedad de Valores, S.A. which he combined as from 1991 with his post as chairman of the Spanish Financial Analysts’ Association (Instituto Español de Analistas Financieros). Between 1996 and 2000, he was director and chairman of Tabacalera, S.A. At that time Tabacalera, S.A. changed its name into Altadis, S.A. (following its merger with the French Group, Seita-Société Nationale D’Éxplotation Industrielle des Tabacs et Allumettes) and he became director and chairman of Altadis, S.A. He has also been a member of the board of directors of the Madrid Stock Exchange ( Bolsa de Madrid ), Plus Ultra Compañía de Seguros y Reaseguros, S.A. and of Iberia, S.A. On January 1997, Mr. Alierta was appointed as a director of Telefónica and on July 26, 2000, he was appointed as our executive chairman.  Mr. Alierta is director of Telecom Italia since November 8, 2007 and of China Unicom (Hong Kong) Limited since October 15, 2008, and of International Consolidated Airlines Group (IAG) since September 2010.  Mr. Alierta holds a law degree from the University of Zaragoza and an MBA from Columbia University (New York) and is currently a member of the Columbia Business School Board of Overseers, and chairman of the Social Board of the UNED (National Long Distance Spanish University).

Mr. Isidro Fainé Casas serves as vice-chairman of our Board of Directors.  For over 40 years, Mr. Fainé has worked in several financial institutions, including amongst others: Banco Atlántico, S.A., (1964), Banco de Asunción (Paraguay) (1969), Banco Riva y García, S.A. (1973), Banca Jover, S.A. (1974), and Banco Unión, S.A. (1978). Mr. Fainé is currently chairman of Caja de Ahorros y Pensiones de Barcelona (“la Caixa”) of Caixa Bank,  S.A., of Criteria Caixaholding, S.A., and of Confederación Española de Cajas de Ahorros; vice-chairman of Abertis Infraestructuras, S.A. and of Sociedad General de Aguas de Barcelona, S.A. (AGBAR); and second vice-chairman of Repsol YPF, S.A. He is also a member of the board of directors of Banco Portugués de Investimento, S.A. (BPI), and a non-executive director of Bank of East Asia.  Mr. Fainé holds a doctorate degree in economics, a diploma in Alta Dirección (Senior Management) from IESE Business School ( Instituto de Estudios Superiores de la Empresa ) and an ISMP in business administration from Harvard University.  He is a member of the Royal Academy of Economics and Finance ( Real Academia de Ciencias Económicas y Financieras) .

Mr. José María Abril Pérez serves as vice-chairman of our Board of Directors.  From 1975 to 1982 he served as financial manager of Sociedad Anónima de Alimentación (SAAL).  Since then, and until he joined the Banco Bilbao Vizcaya Argentaria Group (BBVA), he was financial manager of Sancel-Scott Ibérica, S.A. In 1985 he joined Banco Bilbao, S.A. as managing director of Investment Corporate Banking.  From January to April 1993, he was appointed executive coordinator of Banco Español de Crédito, S.A. In 1998, he became general manager of the Industrial Group of BBVA.  In 1999, he was appointed member of the executive committee of the BBVA Group.  He has also been a member of the board of directors of Repsol, S.A., Iberia, S.A., Corporación IBV, Advancell, S.A. and vice president of Bolsas y Mercados Españoles, S.A. In 2002 he became managing director of the Wholesale and Investment Banking Division and a member of the executive committee of BBVA, and he is now in early retirement. He holds a degree in economics from the University of Deusto (Bilbao, Spain) and he has been professor at such university for nine years.

Mr. Julio Linares López serves as vice-chairman of our Board of Directors since September 2012 and had been our chief operating officer since December 19, 2007 until September 2012.  In May 1970, he joined our Research and Development Center, where he held several positions until he was appointed head of our Technology Department in 1984.  In April 1990, he was appointed general manager of Telefónica Investigación y Desarrollo, S.A. In December 1994, he became deputy general manager of the Marketing and Services Development department in the commercial area and subsequently, deputy general manager for Corporate Marketing.  In July 1997, he was appointed chief executive officer of Telefónica Multimedia S.A. and chairman of Telefónica Cable and Producciones Multitemáticas, S.A. In May 1998 he was appointed general manager of Strategy and Technology in Telefónica, S.A. In January 2000, he was appointed executive chairman of Telefónica de España, S.A., a position which he held until December 2005, when he was appointed our managing director for Coordination, Business Development and Synergies.  He is currently member of the board of directors and of the executive committee of Telecom Italia and member of the Social Council of the Complutense University of Madrid.  Mr. Linares holds a degree in telecommunications engineering from the Polytechnic University of Madrid ( Universidad Politécnica de Madrid ).

Mr. José María Álvarez-Pallete López serves as a director of our Board of Directors and, since September 2012 as our chief operating officer. From September 11, 2011, to September 2012, he served as chairman of Telefónica Europe.  He began his career at Arthur Young Auditors in 1987.  In 1988, he joined Benito & Monjardín/Kidder, Peabody & Co., where he held various positions in the research and corporate finance departments.  In 1995, he joined Valenciana de Cementos Portland, S.A. (Cemex) as head of the Investor Relations and Studies department.  In 1996 he was promoted to chief financial officer of Cemex Group in Spain, and in 1998, to chief administration and financial officer of Cemex in Indonesia, headquartered in Jakarta, and he was appointed member of the Board of Cemex Asia, Ltd.  In February 1999 he joined the Telefónica Group as general manager of Finance for Telefónica International, S.A. In September of the same year he was promoted to chief financial officer of Telefónica.  In July 2002, he was appointed chairman and chief executive officer of Telefónica Internacional, S.A., in July 2006 general manager of Telefónica Latin America, and in March 2009, chairman of Telefónica Latin America. Mr. Álvarez-Pallete holds a degree in economics from the Complutense University of Madrid.  He also studied economics at the Université Libre de Belgique and holds an International Management Program from the Pan-American Institute of Executive Business Administration (IPADE) and an advance research degree (DEA) from the department of finance and accounting of the Complutense University of Madrid.

Mr. José Fernando de Almansa Moreno-Barreda serves as a director of our Board of Directors.  In December 1974 he joined the Spanish Diplomatic Corps ( Cuerpo Diplomático ) and served from 1976 to 1992 as secretary of the Spanish Embassy in Brussels, Cultural Counselor of the Spanish Delegation to Mexico, chief director for Eastern European Affairs, director of Atlantic Affairs in the Spanish Foreign Affairs Ministry, counselor to the Spanish Permanent Representation to NATO in Brussels, minister-counselor of the Spanish Embassy in the Soviet Union, general secretary of the National Commission for the 5th Centennial of the Discovery of the Americas and deputy general director for Eastern Europe Affairs in the Spanish Foreign Affairs Ministry.  From 1993 to 2002, Mr. Fernando de Almansa was appointed chief of the royal household by His Majesty King Juan Carlos I, and is currently personal advisor to His Majesty the King.  He is also a director of Telefónica Brasil S.A., Telefónica Móviles México, S.A. de C.V. and a substitute director of Grupo Financiero BBVA Bancomer, S.A. de C.V. and of BBVA Bancomer, S.A.  He holds a law degree from the University of Deusto (Bilbao, Spain).

Ms. Eva Castillo Sanz serves as a director of our Board of Directors and as chairman of Telefónica Europe, Plc.  Ms. Castillo began her career at the Spanish broker Beta Capital Sociedad de Valores, S.A., where she worked for five years.  After that, she worked for another five years for Goldman Sachs International in London in the International Equities department.  In 1997 Ms. Castillo joined Merrill Lynch as head of Equity Markets for Spain and Portugal.  In 1999, she was promoted to Country Manager for Spain and Portugal and in 2000 she became chief executive officer of Merrill Lynch Capital Markets Spain.  After that, Ms. Castillo was appointed chief operating officer for EMEA Equity Markets.  In October 2003 she was appointed head of Global Markets & Investment Banking in Spain and Portugal, as well as president of Merrill Lynch Spain. Until December 2009, she headed Global Wealth Management business operations in Europe, the Middle East and Africa, including Merrill Lynch Bank (Suisse) and the International Trust and Wealth Structuring business.  She was a member of the Merrill Lynch EMEA Executive Committee, the Global Wealth Management Executive and Operating Committees. Currently, Ms. Castillo is the president of the Supervisory Board of Telefónica Czech Republic, Telefónica Deutschland Holding AG, Bankia and member of the Patronato de la Fundación Comillas-ICAI. Ms. Castillo holds degrees in business, economics and law (ICADE – E3) from the Universidad Pontificia de Comillas of Madrid.

Mr. Carlos Colomer Casellas serves as a director of our Board of Directors.  Mr. Colomer began his career in 1970 as marketing vice-chairman of Henry Colomer, S.A. In 1980, he was appointed chairman and general manager of Henry Colomer, S.A. and Haugron Cientifical, S.A. In 1986, he was also appointed president of Revlon for Europe.  In 1989, he became chairman of Revlon International and in 1990, he was appointed executive vice-president and chief operating officer of Revlon Inc. in New York. In 2000, he was appointed chairman and chief executive officer of The Colomer Group.  He is also chairman of Ahorro Bursátil, S.A. SICAV, Inversiones Mobiliarias Urquiola, S.A. SICAV, Haugron Holdings S.L, and director of Abertis Infraestructuras S.A., and Vueling Airlines S.A. Mr. Colomer has a degree in economics from the University of Barcelona and an MBA from IESE Business School (Instituto de Estudios Superiores de la Empresa).

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

Mr. Santiago Fernández Valbuena serves as a director of our Board of Directors, and as chairman of Telefónica Latin America. He has served as our chief financial officer since July 2002 to 2010 and from 2010 to September 2011 general manager of Strategy, Finance and Development. He joined Telefónica Group in 1997 as chief executive officer of Fonditel, Telefónica’s pension assets manager.  Previously, he was the managing director of Société Générale Equities, and also head of Equities & Research at Beta Capital in Madrid. Mr. Fernández Valbuena served as president of the Research Commission at the Spanish Institute of Financial Analysts. Currently, he is chairman of Telefónica Internacional, S.A.U. and Telefónica América, S.A., vice-president of Telefónica Brasil, S.A. and Telefónica Móviles México, S.A. de C.V., director of Colombia Telecomunicaciones, S.A., E.S.P., Telefónica Capital, S.A. and alternate director of Telefónica Chile, S.A. He has held senior teaching positions at Complutense University, and with the MBA programs of the Manchester Business School and Instituto de Empresa. He holds a degree in economics from the Universidad Complutense of Madrid and he also holds an M.S. and a PhD degree in economics and finance from Northeastern University in Boston (United States).

Mr. Alfonso Ferrari Herrero serves as a director of our Board of Directors.  From 1968 to 1969 he was assistant to the financial manager of Hidroeléctrica del Cantábrico, S.A. From 1969 to 1985, he worked in Banco Urquijo, S.A. holding several positions as analyst, manager of Industrial Investments and as a representative in several subsidiaries of Banco Urquijo, S.A. in his capacity as member of the board of directors. From 1985 to 1996 he was a member of the board of directors and manager of Corporate Finance of Beta Capital Sociedad de Valores, S.A., of which Mr. Ferrari was a co-founder.  From 1996 until 2000 served as chairman and chief operating officer of Beta Capital, S.A. Currently, he is a director of Telefónica del Perú, S.A.A. and an alternate director of Telefónica Chile, S.A. He has a doctorate in industrial engineering from the Industrial Engineers Technical School of the Polytechnic University of Madrid ( Escuela Técnica Superior de Ingenieros Industriales de la Universidad Politécnica de Madrid ) and holds an MBA from Harvard University.

Mr. Luiz Fernando Furlán serves as a director of our Board of Directors, and of Telefónica Brasil, S.A.  Throughout his career he has been a member of the board of directors of several companies in Brazil and abroad such as Sadia, S.A., Embraco, S.A. (Brasmotor Group-Brazil) and Panamco (Pan American Beverages, Inc.  – USA).  He was also member of the consulting board of IBM in Latin America and of ABN Amro Bank in Brazil, as well as chairman of Brazilian Chicken Exporters Association (ABEF), Brazilian Association of Public Owned Companies (ABRASCA) and of Mercosur European Union Business Forum (MEBF).  He also was vice-president of São Paulo Entrepreneurs Association (FIESP).  From 2003 to 2007 he was Minister of Development, Industry and Foreign Trade of Brazil.  Currently he is chairman of the board of directors of Amazonas Sustainability Foundation and member of the board of directors of BRF-Brasil Foods, S.A., Amil Participações S.A. and of AGCO Corporation, and member of the Advisory/Consultive Board of Panasonic (Japan), McLarty & Associates (USA) and Wal-Mart Stores Inc. (USA).  He holds a degree in chemical engineering from the Industrial Engineering Faculty of São Paulo and in business administration from University of Santana (São Paulo), with specialization in financial administration from Fundação Getúlio Vargas (São Paulo).

Mr. Gonzalo Hinojosa Fernández de Angulo serves as a director of our Board of Directors and of Telefónica del Perú, S.A.A.  He began his career in 1966 in Cortefiel, S.A. and served in several management positions since then.  From 1976 to 1985 Mr. Hinojosa was general manager of Cortefiel, S.A. and from 1985 until 2005 he served as chief executive officer of Cortefiel Group, a post which he combined with his appointment as chairman from 1998 until 2006.  From 1991 through 2002, he served as a director of Banco Central Hispano Americano, S.A. and as a director of Portland Valderribas, S.A. He has also served as a director of Altadis, S.A. (1998-2007) and of  Dinamia Capital Privado, S.A., SCR.  Mr. Hinojosa has a degree in industrial engineering from the Industrial Engineers Technical School of the Polytechnic University of Madrid ( Escuela Técnica Superior de Ingenieros Industriales de la Universidad Politécnica de Madrid ).

Mr. Pablo Isla Álvarez de Tejera serves as a director of our Board of Directors.  Mr. Isla began his career in 1989 as government attorney ( abogado del estado ), and he joined the Body of Government Attorneys that year, in the first position of the candidates, for the Spanish Ministry of Transportation, Tourism and Communications.  In 1991 he moved to the General Management of the Legal Services of the Spanish Government ( Dirección General del Servicio Jurídico del Estado ).  From 1992 to 1996, Mr. Isla served as general manager of the Legal Services Department of Banco Popular, S.A. In 1996, he was appointed general manager of the National Heritage Department of the Treasury

Department of Spain ( Ministerio de Economía y Hacienda ).  He also served as general secretary of Banco Popular Español, S.A. from 1998 to 2000.  In July 2000, Mr. Isla was appointed chairman of the board of Grupo Altadis and co-chairman of the company.  In June 2005, Mr. Isla was appointed the deputy chairman and chief executive officer of Inditex, S.A. Since 2011, Mr. Isla has been the chairman of Inditex, S.A. Mr. Isla has a degree in law from the Complutense University of Madrid.

Mr. Antonio Massanell Lavilla serves as a director of our Board of Directors.  In 1971 he joined the Caja de Ahorros y Pensiones de Barcelona (“Caixa”), where he held several posts and in 1990, he was appointed assistant manager and secretary of the Steering Committee, and from 1999 to June 2011 he served as executive general assistant manager.  In the same year, he was appointed member of the board of directors of Sociedad Española de Medios de Pago, S.A. From 1992 to 1994, Mr. Massanell served as chairman of the Steering Committee of Sistema 6000 de la Confederación Española de Cajas de Ahorros, and director of Visa Spain (1995-1998), Autema (1991-2003), Colonial Real Estate (1992-2003), Baqueira Beret (1998-2006) and Occidental Hotels Management, B.V. (2003-2007).  Mr. Massanell is currently general manager of Caixa Bank and a member of the boards of directors of e-la Caixa, S.A., Boursorama, S.A., Caixa Capital Risc, S.G.E.C.R., S.A., Sociedad de Gestión de Activos Inmobiliarios procedentes de la Reestructuración Bancaria, Mediterránea Beach & Golf Community, S.A. and Serveis Informátics “La Caixa,” S.A. He is also chairman of Barcelona Digital Centre Tecnológic (former Fundació Barcelona Digital).  Mr. Antonio Massanell Lavilla holds a degree in economics from the University of Barcelona.

Mr. Ignacio Moreno Martínez serves as a director on our Board of Directors. Previous posts include head of Corporate Banking and Private Equity at Banco de Vizcaya, Banco Santander de Negocios, and Mercapital. He also served as deputy general manager of Corporate and Institutional Banking at Corporación Bancaria de España, S.A. – Argentaria, Chief executive officer of Desarrollo Urbanístico Chamartín, S.A., and chairman of Argentaria Bolsa, Sociedad de Valores. In addition, he also served as general manager of the chairman’s Office at Banco Bilbao Vizcaya Argentaria, S.A., and chairman executive officer of Vista Capital Expansión, S.A., SGECR – Private Equity. Mr. Moreno is currently chief executive officer of N+1 Private Equity and non-executive president of Metrovacesa, S.A. Mr. Moreno holds a degree in Economics and Business Studies from the University of Bilbao, a Master’s degree in Marketing and Sales Management from the Instituto de Empresa and an MBA from INSEAD.

Mr. Francisco Javier De Paz Mancho serves as a director of our Board of Directors.  From 1990 to 1993, he was general secretary of the Spanish Consumers Association ( Unión de Consumidores de España , UCE).  From 1993 to 1996, he served as general manager of Internal Trade of the Spanish Ministry of Tourism and Commerce.  From 1994 to 1996, he was chairman of the   Observatory of Trading of the Spanish Ministry of Tourism and Commerce ( Observatorio de la Distribución Comercial del Ministerio de Comercio y Turismo) ; from 1996 to 2004, he was corporate strategy manager of the Panrico Donuts Group.  From 1998 to 2004, he served as director of Mutua de Accidentes de Zaragoza (MAZ) and of the Panrico Group.  From 2004 to 2006, he was director of Tunel de Cadí, S.A.C.  and from 2003 to 2004, he served as chairman of the Patronal Pan y Bollería Marca (COE).  From 2004 to 2007, he was chairman of the National Company MERCASA.  He has also been a member of the board of directors of Altadis, S.A., and of the Economic and Social Board and its permanent commission.  From July 2006, he has been a member of the Executive Committee of the Chambers Board ( Consejo Superior de Cámaras ).  Currently, he is director of Telefónica de Argentina, S.A. and Telefónica Brasil, S.A. Mr. de Paz has a diploma in publicity and information and followed studies in law.  He followed a Programa de Alta Dirección de Empresas from the IESE Business School ( Instituto de Estudios Superiores de la Empresa, University of Navarra ).

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

Executive Officers/Management Team

At March 21, 2013, our executive management team consisted of the following individuals:

Name	Position	Appointed	Age
Mr. César Alierta Izuel	Chairman of the Board of Directors and Chief Executive Officer	2000	67
Mr. José María Álvarez -Pallete López	Chief Operating Officer	2012	49
Ms. Eva Castillo Sanz	Chairman of Telefónica Europe	2012	50
Mr. Santiago Fernández Valbuena	Chairman of Telefónica Latin América	2011	54
Mr. Matthew Key	Chairman of Telefónica Digital	2011	50
Mr. Guillermo Ansaldo Lutz	General Manager of Global Resources	2011	51
Mr. Ramiro Sánchez de Lerín Garcia-Ovies	General Legal Secretary and Secretary to the Board	2005	58
Mr. Angel Vilá Boix	General Manager of Finance and Corporate Development	2011	48
Mr. Eduardo Navarro de Carvalho	Director of Strategy and Alliances	2012	50
Mr. Ignacio Cuesta	General Manager of Internal Audit	2012	51

Biographies of the Executive Officers and Senior Management

We present below the biographies of our executive officers and senior management who do not also serve on our Board of Directors.

Mr. Matthew Key serves as chairman of Telefónica Digital since September 2011 and is a member of the Executive Committee of Telefónica.  From 1984 until 1998 he held various positions of responsibility in Arthur Young, the Grand Metropolitan Plc (1988), Coca Cola & Schweppes Beverages Ltd (1993-1995), Kingfisher Plc and finally, from 1998 to 2002, Vodafone Plc.  From 2000 to 2002 he worked as non-executive director of Vodafone Egypt. He has served as chairman and non-executive director of Tesco Mobile since 2003. In February 2002, he was appointed chief financial officer of Telefónica UK until December 2004. In January 2005, he was appointed chief executive officer of Telefónica UK. He was appointed chairman and chief executive of Telefónica Europe in November 2007, a post he held until September 2011. He holds a “first class” honors degree in economics from Birmingham University.

Mr. Guillermo Ansaldo Lutz serves as general manager of Global Resources since September 2011, and he is also member of the Executive Committee of Telefónica.  From 1989 to 2000 he worked for McKinsey & Company holding different positions in Spain and Argentina.  In 1995, he was appointed partner of McKinsey & Company in Argentina.  From 2000 to 2004 he was the chief executive officer of Telefónica de Argentina, S.A. and since April 2005, he held the position of chief executive officer of Telefónica de España, S.A. From December 2007 to September 2011 he was chairman and chief executive officer of Telefónica España. He holds a degree in industrial engineering from the Universidad de Buenos Aires and an MBA from The Amos Tuck School of Business Administration, Dartmouth College.

Mr. Ramiro Sánchez de Lerín García-Ovies serves as our general secretary and secretary to our Board of Directors.  He is also a member of the Executive Committee. He began his career in Arthur Andersen, first working for its audit department and later for its tax department.  In 1982, he became a government attorney ( abogado del estado ) and started working for the local tax authorities in Madrid ( Delegación de Hacienda de Madrid ). Afterwards he was assigned to the State Secretariat for the European Communities and later to the Foreign Affairs Ministry.  He has been general secretary and secretary of the board of Elosúa, S.A., Tabacalera, S.A., Altadis, S.A. and Xfera Móviles, S.A. He has also held teaching positions in Instituto Católico de Administración y Dirección de Empresas (ICADE), Instituto de Empresa and Escuela de Hacienda Pública.

Mr. Ángel Vilá Boix serves as our general manager for Finance and Corporate Development and is a member of the executive committee at Telefónica, S.A. Prior to joining Telefónica, he held positions at Citigroup, McKinsey&Co, Ferrovial and Planeta. Mr. Vilá joined Telefónica in 1997 as Group Controller, moving on to become chief financial officer of Telefónica Internacional, where he led the Telebras privatization team. In 2000, he was appointed group head of Corporate Development. He is member of the Boards of Directors of Telco and Digital+. He previously served on the boards of BBVA and Endemol, and on the Advisory panel of Macquarie MEIF funds. He graduated in Industrial Engineering from Universitat Politècnica de Catalunya and holds a MBA from Columbia University (New York).

Mr. Eduardo Navarro de Carvalho is director of Strategy and Alliances in Telefónica, S.A and a member of the Executive Committee. He joined Telefónica in 1999, and since then has been responsible for Strategy and Regulatory Affairs for Telefónica Latin America from 2005 to 2009, and for Telefónica Brazil from 1999 to 2004. Previously, he worked for five years as a consultant in McKinsey & Company, focused on Infrastructure and Telecommunications Projects in several countries and also worked as Steel Works Manager in the Group ARBED in Brazil. He is a graduate in Metallurgical Engineering from the Federal University of Minas Gerais, Brazil.

Mr. Ignacio Cuesta is the chief audit executive of the Telefónica Group since January 2013. He joined the Telefónica International financial department in January 1995 as manager. In 1999 he joined Telefónica, S.A., working in the corporate finance department for the next ten years. In 2001, he was appointed deputy chief financial officer of Telefónica’s Corporation in charge of several areas as accounting, financial planning and taxes among others. In October 2009 he was appointed Telefónica Latin America chief financial officer, working in that role for the next three years. Previously he had worked as a financial auditor for an audit firm and as internal auditor and as chief consolidation accounting officer for the multinational Pedro Domecq. From 2004 to 2009, he was nominated member of the Standard Advisory Committee of the Spanish Institute of Accounting and Auditing and member of the Accounting Experts Group of the CNMV. He holds a degree in economics.

B. Compensation

Please see Note 21(f) to our Consolidated Financial Statements.

Incentive Plans

Please see Note 20 to our Consolidated Financial Statements.

C. Board Practices

Please see “—Directors and Senior Management” above.

D. Employees

Please see “ Headcount and employee benefits” in Note 19 to our Consolidated Financial Statements.

E. Share Ownership

At March 21, 2013, the following members of our Board of Directors beneficially owned directly or indirectly an aggregate of 7,988,276 shares, representing approximately 0.176% of our capital stock.

Name	Percentage of Shares Beneficially Owned
Mr. César Alierta Izuel	0.097%
Mr. Isidro Fainé Casas	0.011%
Mr. José María Abril Pérez	0.004%
Mr. Julio Linares López	0.009%
Mr. José María Álvarez-Pallete López	0.007%
Mr. José Fernando de Almansa Moreno-Barreda	0.000%
Ms. Eva Castillo Sanz	0.002%
Mr. Carlos Colomer Casellas	0.002%
Mr. Peter Erskine	0.002%
Mr. Santiago Fernández Valbuena	0.012%
Mr. Alfonso Ferrari Herrero	0.013%
Mr. Luiz Fernando Furlán	0.001%
Mr. Gonzalo Hinojosa Fernández de Angulo	0.012%
Mr. Pablo Isla Alvarez de Tejera	0.000%
Mr. Antonio Massanell Lavilla	0.000%
Mr. Ignacio Moreno Martínez	0.000%
Mr. Francisco Javier de Paz Mancho	0.001%
Mr. Chang Xiaobing	0.000%

At March 21, 2013, members of our executive management team (excluding members of our Board of Directors listed above) beneficially owned an aggregate of 790,691 of our shares, representing approximately 0.01% of our capital stock.

None of our directors or executive officers beneficially owned shares representing one percent or more of our share capital at March 21, 2013.

None of our directors and executive officers held options in respect of shares representing one percent or more of our share capital at March 21, 2013.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

General

At March 21, 2013, we had 4,551,024,586 shares outstanding, each having a nominal value of 1.00 euro per share. All outstanding shares have the same rights.

At March 21, 2013, according to information provided to us or to the Spanish National Securities Commission, (la Comisión Nacional de Mercado de Valores, or the “CNMV”), beneficial owners of 3% or more of our voting stock were as follows:

Name of Beneficial Owner	Number of Shares	Percent
Banco Bilbao Vizcaya Argentaria, S.A.(1)	261,798,437	5.753%
Caja de Ahorros y Pensiones de Barcelona (“la Caixa”)(2)	254,697,815	5.596%
Blackrock, Inc.(3)	177,257,649	3.895%

(1)	Based on the information provided by Banco Bilbao Vizcaya Argentaria, S.A. as at December 31, 2012 for the 2012 Annual Report on Corporate Governance.

(2)
Based on information provided by Caja de Ahorros y Pensiones de Barcelona, “la Caixa” as at December 31, 2012 for the 2012 Annual Report on Corporate Governance. The 5.596% indirect shareholding in Telefónica is owned by Caixa Bank, S.A.

(3)	According to notification sent to the CNMV, dated February 4, 2010.

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

B. Related Party Transactions

During 2012 and through the date of this Annual Report, none of our directors nor any member of our management team has been involved in any related party transactions with us.

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

Two of our major shareholders are financial institutions (see “-Major Shareholders-General” above).  We have entered into related party transactions with both companies within our ordinary course of business, and always on arm’s length terms.  During 2012, the executed transactions were generally loans, capital markets or derivative transactions provided to us by these financial institutions and agreements for us to provide telecommunications and broadband services to such institutions.

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

At December 31, 2012, as recorded in our parent company accounts, we loaned a total of 6,782 million euros (4,343 million euros at December 31, 2011) to companies of the Telefónica Group while companies of the Telefónica Group and their associates loaned us a total of 49,536 million euros (51,848 million euros at December 31, 2011), of which 5,263 million euros (10,048 million euros at December 31, 2011) was loaned to us by Telefonica Europe, B.V. and 36,677 million euros (32,078 million euros at December 31, 2011) was loaned to us by Telefónica Emisiones S.A.U., our financing subsidiaries devoted to raising funds in the capital markets, 5,774 million euros (7,380 million euros at December 31, 2011) was loaned to us by Telefónica Finanzas, S.A.U., our subsidiary in charge of financial support for Telefónica Group companies and 1,822 million euros (2,332 million euros at December 31, 2011) was loaned by us to Telfisa Global, B.V., our financing subsidiary charged with centralizing and managing the cash pooling of our subsidiaries in Latin America, Europe and the United States.

With respect to the balances with associated companies, the line item “Non-current financial assets” on the consolidated statement of financial position at December 31, 2012, includes “Loans to Associates”  amounting to 852 million euros (685 million euros at December 31, 2011).

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

Consolidated Financial Statements

Please see Item 18.

Legal Proceedings

Telefónica and its group companies are party to several legal proceedings which are currently in progress in the courts of law and the arbitration bodies of the various countries in which we are present.

Based on the advice of our legal counsel it is reasonable to assume that these legal proceedings will not materially affect our financial condition or solvency, regardless unfavorable outcome in any of them.

We highlight the following unresolved legal proceedings or those underway in 2012 (see Note 17 for details of tax-related cases):

Contentious proceedings in connection with the merger between Terra Networks, S.A. and Telefónica, S.A.

On September 26, 2006, Telefónica was notified of the claim filed by former shareholders of Terra Networks, S.A. (Campoaguas, S.L., Panabeni, S.L. and others) alleging breach of contract in respect of the terms and conditions set forth in the Prospectus of the Initial Public Offering of shares of Terra Networks, S.A. dated October 29, 1999. The court rejected this claim and ordered the plaintiffs to pay court costs by a ruling issued on September 21, 2009. The plaintiffs appealed this ruling on December 4, 2009 and Telefónica was notified of such appeal on June 16, 2010. Telefónica answered the appeal on January 5, 2011 by opposing to it. On November 7, 2011, the Commercial and Chancery Court issued case management directions acknowledging receipt of the case file, appointing a presiding judge and set February 14, 2013 as the date for reviewing and ruling on the appeal. Since such ruling there has been no new update of the case, the Company is yet to receive a notification on the case, but it believes the ruling to be in favor of Telefónica’s interests.

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

In October 2011, Quam GmbH filed a constitutional complaint before the German Federal Constitutional Court (Karlsruhe).

Appeal against the European Commission ruling of July 4, 2007 against Telefónica Spain’s broadband pricing policy

On July 9, 2007, Telefónica was notified of the decision issued by the European Commission (“EC”) imposing Telefónica and Telefónica de España, S.A.U. a fine of approximately 152 million euros for breach of the former article 82 of EC Treaty rules by charging not equitable prices to whole and retail broadband access services. The court ruled in favor of the EC accusing Telefónica of applying a margin squeeze between the prices it charged competitors to provide regional and national wholesale broadband services and its retail broadband prices using ADSL technology between September 2001 and December 2006.

On September 10, 2007, Telefónica and Telefónica de España, S.A.U.  filed an appeal to overturn the decision before the General Court of the European Union. The Kingdom of Spain, as an interested party, also lodged an appeal to overturn the decision. Meanwhile, France Telecom and the Spanish Association of Bank Users (AUSBANC) filed requests to intervene, which the General Court admitted.

A hearing was held on May 23, 2011, at which Telefónica presented its case. On March 29, 2012 the General Court ruled rejecting the appeal by Telefónica and Telefónica de España, confirming the sanction imposed by the Commission. On June 13, 2012, an appeal against this ruling was lodged before the European Union Court of Justice.

In October 2007, Telefónica, S.A. presented a guarantee for an indefinite period of time to secure the principal and interest.

Appeal against the decision by Agencia Nacional de Telecomunicações (ANATEL) regarding the inclusion of interconnection and network usage revenues in the Fundo de Universalização de Serviços de Telecomunicações (FUST)

Vivo Group operators, together with other cellular operators, appealed ANATEL’s decision of December 16, 2005, to include interconnection and network usage revenues and expenses in the calculation of the amounts payable into the Fund for Universal Access to Telecommunications Services (Fundo de Universalização de Serviços de Telecomunicações or FUST for its initials in Portuguese) –a fund which pays for the obligations to provide universal service- with retroactive application from 2000. On March 13, 2006, Brasilia Regional Federal Court granted a precautionary measure which stopped the application of ANATEL’s decision. On March 6, 2007, a ruling in favor of the wireless operators was issued, stating that it was not appropriate to include the revenues received by transfer from other operators in the taxable income for the FUST’s calculation and rejecting the retroactive application of ANATEL’s decision. ANATEL filed an appeal to overturn this decision with Brasilia Regional Federal Court no. 1. This appeal is pending resolution.

At the same time, Telefónica Brazil and Telefónica Empresas, S.A., together with other wireline operators through ABRAFIX (Associação Brasileira de Concessionárias de Serviço Telefonico Fixo Comutado) appealed ANATEL’s decision of December 16, 2005, also obtaining the precautionary measures requested. On June 21, 2007, Federal Regional Court no. 1 ruled that it was not appropriate to include the interconnection and network usage revenues and expense in the FUST’s taxable income and rejected the retroactive application of ANATEL’s decision. ANATEL filed an appeal to overturn this ruling on April 29, 2008 before Brasilia Federal Regional Court no. 1.

No further action has been taken since then. The amount of the claim is quantified at 1% of the interconnection revenues.

Public civil procedure by the Sao Paulo government against Telefónica Brazil for alleged reiterated malfunctioning in services provided by Telefónica Brazil and request of compensation for damages to the customers affected

This proceeding was filed by the Public Ministry of the State of Sao Paulo for alleged reiterated malfunctioning in the services provided by Telefónica Brazil, seeking compensation for damages to the customers affected. A general claim is filed by the Public Ministry of the State of Sao Paulo, for 1,000 million Brazilian reais (approximately 370 million euros), calculated on the company’s revenue base over the last five years.

In April 2010, a ruling in first instance convicting the Telefónica Group was issued, there will not be a precision of its effects until there is a final ruling, and the total amount of persons affected and party in the procedure is known. At that moment, the amount of the indemnity will be established, ranging between 1,000 and 60 million reais (approximately, between 370 and 22 million euros). On May 5, 2010, Telefónica Brazil filed an appeal before the Sao Paolo Court of Justice, suspending the effect of the ruling. No further action has been taken since then.

Case before the Directorate General for Competition of the European Commission – Telefónica / Portugal Telecom

On January 19, 2011, the European Commission initiated formal proceedings to investigate whether Telefónica, S.A. (Telefónica) and Portugal Telecom SGPS, S.A. had infringed on European Union anti-trust laws with respect to a clause contained in the sale and purchase agreement of Portugal Telecom’s ownership interest in Brasilcel, N.V., a joint venture in which both were venturers and owner of Brazilian company Vivo.

On January 23, 2012, the European Commission passed a ruling on the formal proceedings. The ruling imposed a fine on Telefónica, S.A. of 67 million euros, as the European Commission ruled that Telefónica and Portugal Telecom committed an infraction as stipulated in Article 101 of the Treaty on the Functioning of the European Union (“TFEU”) for having entered into the agreement set forth in Clause Nine of the sale and purchase agreement of Portugal Telecom’s ownership interest of Brasilcel, N.V.

Telefónica intends to file an appeal for annulment of this ruling with the European Union General Court. April 9, 2013, will be the deadline for filing this appeal.

Tax proceedings

Brazil tax proceedings

On June 13, 2011 the Treasury of the State of São Paulo initiated new proceedings against Telesp (currently Telefónica Brazil) with respect to the services subject to the ICMS tax (VAT-like tax on telecommunications services).

Telefónica is currently engaged in discussions with the Treasury of the State of São Paulo concerning which telecommunications services should be subject to this tax. Specifically, the Tax Administration has requested the payment of the ICMS on services that are complementary or supplementary to the basic telecommunication services. As of the date of this annual report, Telefónica has challenged every resolution resulting from a legal or administrative proceeding regarding this claim. The aggregate amount of these proceedings  including interest, penalties and other items as of the date of this annual report was approximately 1,133 million euros.

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

Telefónica del Perú, S.A.A. filed a legal action in the relevant court, seeking to reverse the administrative resolution, as the Company believes that this ruling has no reasonable basis the assessments originally raised by the tax authorities is 141 million euros plus interest and penalties.  However, pursuant to an enforcement resolution issued by the Peruvian tax authority (SUNAT) Telefónica del Perú has paid approximately 38 million euros. An appeal has been filed against the said resolution in order to get the money back until a final decision on the merits is released.

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

Year ended December 31,	Dividends per share (euro)
2012 (1)	−
2011 (2)	1.60
2010	1.40
2009	1.15
2008	1.00

(1)
As of July 25, 2012, the Board of Directors cancelled the dividend and share buyback program corresponding to 2012 (including November 2012 and May 2013 cash and scrip payments, respectively). See “Item 4. Information on the Company—History and Development of the Company—Overview.”

(2)	A cash dividend of 0.77 euros per share was paid on November 7, 2011, charged against unrestricted reserves.
A cash dividend of 0.53 euros per share was paid on May 14, 2012, charged against unrestricted reserves. In addition, a scrip dividend of up to 0.30 euros was paid, consisting of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, and a subsequent capital increase by means of the issue of new shares to fulfill said allotments.

The Company expects to resume its shareholder remuneration in 2013 by paying a dividend of 0.75 euros per share. The Company intends to pay such dividend in two tranches: a first payment in the fourth quarter of 2013 and a second one in the second quarter of 2014.

Payments of any future dividends will be dependent on our results of operations, liquidity and capital resources and market conditions at the time, all of which may be influenced by a variety of factors. See “Cautionary Statement Regarding Forward-Looking Statements.”

Treasury shares and share buyback program

Please see Note 12 e) to our Consolidated Financial Statements.

Item 9. The Offering and Listing

A. Offer and Listing Details

General

Our ordinary shares, nominal value 1.00 euro each, are currently listed on each of the Madrid, Barcelona, Bilbao and Valencia stock exchanges and are quoted through the Automated Quotation System under the symbol “TEF.” They are also listed on various foreign exchanges such as the London and Buenos Aires stock exchanges. Our ADSs are listed on the New York Stock Exchange and the Lima Stock Exchange.

The table below sets forth, for the periods indicated, the reported high and low quoted closing prices, as adjusted for all stock splits, for our shares on the Madrid Stock Exchange, which is the principal Spanish market for our shares, and our ADSs on the New York Stock Exchange:

	Per Share		Per ADS
	(in euro)		(in dollars)(1)
	High	Low	High	Low
Year ended December 31, 2008	22.780	12.730	33.97	15.88
Year ended December 31, 2009	19.750	13.690	29.69	17.24
Year ended December 31, 2010	19.820	14.875	28.55	17.81
Year ended December 31, 2011	18.655	12.690	27.08	16.61
Year ended December 31, 2012	13.710	8.630	17.76	10.25
Quarter ended March 31, 2011	18.655	16.580	25.74	21.61
Quarter ended June 30, 2011	18.230	16.020	27.08	22.63
Quarter ended September 30, 2011	16.985	12.690	24.79	17.80
Quarter ended December 31, 2011	15.830	12.835	22.54	16.61
Quarter ended March 31, 2012	13.710	12.300	17.76	16.31
Quarter ended June 30, 2012	12.345	8.847	16.06	11.05
Quarter ended September 30, 2012	11.580	8.630	15.02	10.25
Quarter ended December 31, 2012	10.855	9.930	14.18	12.58
Month ended September 30, 2012	11.580	10.160	15.02	13.02
Month ended October 31, 2012	10.855	10.070	14.18	12.98
Month ended November 30, 2012	10.355	9.970	13.20	12.58
Month ended December 31, 2012	10.300	9.930	13.53	12.74
Month ended January 31, 2013	11.020	10.420	14.69	13.55
Month ended February 28, 2013	10.475	9.492	14.21	12.43
Month ended March 31, 2013 (through March 19, 2013)	11.500	10.095	14.96	13.13

Source: Madrid Stock Exchange Information and Bloomberg.
(1)
Until January 21, 2011, each ADS represented the right to receive three ordinary shares. As of January 21, 2011, the ADS-to-ordinary share ratio was changed, so that each ADS now represents the right to receive one ordinary share. The closing prices prior to January 21, 2011 reflect the adjustment for the ratio change.

On March 19, 2013, the closing price of our shares on the Automated Quotation System of the Spanish stock exchanges was 11.285 euro per share, equal to 14.756 dollars at the Noon Buying Rate on March 15, 2013 for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York on that date.

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

At December 31, 2012, approximately 216,751,480 of our shares were held in the form of ADSs by 839 holders of record, including Cede & Co., the nominee of Depository Trust Company (“DTC”). The number of ADSs outstanding was 252,954,331 at December 31, 2011.

Spanish Securities Market Legislation

The Spanish Securities Markets Act ( Ley del Mercado de Valores , or the LMV), enacted in 1988 and further amended, regulates the primary and secondary securities markets in Spain by establishing principles for their organization and operation, rules governing the activities of persons and institutions operating in these markets and a system for their supervision.  This legislation and the regulation implementing it (mainly, as far as private issuers are concerned, the Royal Decree 1310/2005, of November 4, in relation to the issuance of securities and its admission to listing in official secondary markets, and Royal Decree 1362/2007, of October 19, concerning the transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market):

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

On March 11, 2005, Royal Decree Law 5/2005 was approved, modifying the LMV in order to implement the Directive 2003/71/EC of the European Parliament and of the Council on the prospectus to be published when securities are offered to the public or admitted to trading.  The Directive: (i) harmonizes the requirements for the process of approval of the prospectuses in order to grant to the issuer a single passport for such document, valid throughout the European Union; (ii) incorporates the application of the country of origin principle by which the prospectus will be approved by the Member States of the European Union where the issuer has its registered office but it also introduces as a new matter the possibility that in certain circumstances, such as issues with high minimum denominations (1,000 euros or more), the issuer may designate the relevant European Union competent authority for prospectus approval.

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

On April 12, 2007, Law 6/2007 was approved, modifying the LMV in order to implement the Directive 2004/25/EC of the European Parliament and of the Council relating to public tender offers and the Directive 2004/109/EC relating to the transparency of issuers.  Law 6/2007 intends: (i) to encourage an efficient market for corporate control, while protecting the rights of minority shareholders of listed companies and (ii) to enforce transparency in financial markets.

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

On December 19, 2007, Law 47/2007 was approved, modifying the LMV in order to implement the Directive 2004/39/EC of the European Parliament and of the Council, on Markets in Financial Instruments (MiFID); the Directive 2006/73/EC of the European Parliament and of the Council on organizational requirements and operating conditions regarding the Market in Financial Instruments Directive, and the Directive 2006/49/EC of the European Parliament and of the Council on the capital adequacy of investment firms and credit institutions.  Its principal aim is to establish a general legal framework for financial markets in the European Union, in particular with regard to financial services, as well as to ensure appropriate transparency for investors through a regular flow of the relevant information concerning security issuers.  Amongst other things, the new regime (i) establishes new multilateral trading facilities for listing shares apart from the stock markets; (ii) reinforces the measures for the protection of investors; (iii) establishes new organizational requirements for investment firms; (iv) implements new supervisory powers for CNMV, establishing cooperation mechanisms amongst national supervisory authorities.

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

On August 1, 2011, Law 25/2001, partially reforming the Spanish Corporation Act and transposing Directive 2007/36/EC of the European Parliament and of the Council of July 11 relating to the exercise of certain rights shareholders in listed companies (Ley 25/2001, de 1 de agosto, de reforma parcial de la Ley de Sociedades de Capital y de incorporación de la Directiva 2007/36/CE, del Parlamento Europeo y del Consejo, de 11 de Julio, sobre el ejercicio de determinados derechos de los accionistas de las sociedades cotizadas) was approved.

On December, 2012, Royal Decree 1698/2012, amending regulations regarding prospectus and transparency requirements due on securities issues by the transposition of Directive 2010/73/EU of the European Parliament and of the Council of November 24, 2010, by amending Directive 2003/71/EC on the prospectus to be published when securities are offered to the public or admitted to trading and Directive 2004/109/EC on the harmonization of transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market, pursues essentially the reduction of administrative burdens related to the publication of a prospectus for the public offering of securities and admission to trading on markets within the European Union.

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

Trading hours for block trades are also from 9:00 a.m. to 5:30 p.m. Between 5:30 p.m. and 8:00 p.m., certain trades may occur outside the computerized matching system without prior authorization from Sociedad de Bolsas, S.A. at a price within the range of 5% above the higher of the average price and closing price for the day and 5% below the lower of the average price and closing price for the day if there are no outstanding bids or offers, respectively, on the system matching or bettering the terms of the proposed off-system transaction and, if, among other things, the trade involves more than 300,000 euros and more than 20% of the average daily trading volume of the stock during the preceding three months. These trades must also relate to individual orders from the same person or entity and be reported to the Sociedad de Bolsas, S.A. before 8:00 p.m. At any time trades may take place (with the prior authorization of the Sociedad de Bolsas, S.A.) at any price if:

•	the trade involves more than 1.5 million euros and more than 40% of the average daily volume of the stock during the preceding three months;

•	the transaction derives from a merger or spin-off process, or from the reorganization of a group of companies;

•	the transaction is executed for the purposes of settling a litigation or completing a complex group of contracts; or

•	Sociedad de Bolsas, S.A. finds other justifiable cause.

Information with respect to the computerized trades between 9:00 a.m. and 5:30 p.m. is made public immediately, and information with respect to trades outside the computerized matching system is reported to Sociedad de Bolsas, S.A. by the end of the trading day and published in the Boletín de Cotización and in the computer system by the beginning of the next trading day.

Clearance and settlement system

The Sociedad de Gestión de los Sistemas de Registro , Compensación y Liquidación de Valores S.A.U. , formerly Iberclear, was created by the Ley 44/2002 de Medidas de Reforma del Sistema Financiero , enacted on November 22, 2002 to increase the efficiency of the Spanish financial markets.  Such law introduced a new article, 44-bis to the LMV which established the framework for the constitution of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores S.A.U.

Iberclear is regulated by the Spanish Securities Act and where appropriate by Royal Decree 505/1987 of April 3, 1987, Royal Decree 166/1992 of February 14, 1992, and by any other related regulation.  This company, which is a wholly owned subsidiary of Bolsas y Mercados Españoles, Sociedad Holding de Mercados y Sistemas Financieros, S.A. ( Bolsas y Mercados Españoles ), has the following functions:

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

Only members of the system are entitled to use Iberclear, and membership is restricted to authorized broker members of the Spanish stock exchanges, the Bank of Spain (when an agreement, approved by the Spanish Ministry of Economy and Finance, is reached with Iberclear) and, with the approval of the CNMV, other brokers not members of the Spanish stock exchanges, banks, savings banks and foreign settlement and clearing systems. The clearance and settlement system and its members are responsible for maintaining records of purchases and sales under the book-entry system.  Shares of listed Spanish companies are held in book-entry form.  Iberclear, which manages the clearance and settlement system, maintains a registry reflecting the number of shares held by each of its member entities (each, an entidad participante ) as well as the amount of such shares held on behalf of beneficial owners.  Each member entity, in turn, maintains a registry of the owners of such shares.  Spanish law considers the legal owner of the shares to be the member entity appearing in the records of Iberclear as holding the relevant shares in its own name or the investor appearing in the records of the member entity as holding the shares.

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

Director Qualification

In order to be elected as a director, a person must have held a number of our shares representing a nominal value of no less than 3,000 euros for at least three years prior to his or her election.  These shares may not be transferred so long as such person remains a director. This requirement does not apply to any person who, at the time of his or her appointment, has either a labor or professional relationship with the company or is expressly exempted from such requirement by a vote of at least 85% of the Board of Directors.

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

Description of Our Capital Stock

Description of share capital

At March 21, 2013, our issued share capital consisted of 4,551,024,586 ordinary registered shares with a nominal value of 1.00 euro each.

Our shareholders have delegated to the Board of Directors the authority to issue up to 2,281,998,242 new shares.  The Board of Directors is authorized to exclude preemptive rights, in whole or in part, pursuant to the applicable provisions of the Spanish Corporation Law.  The Board’s authorization to issue new shares expires on May 18, 2016.

Meetings and voting rights

We hold our ordinary General Shareholders’ Meeting during the first six months of each fiscal year on a date fixed by the Board of Directors.  Extraordinary General Shareholders’ Meetings may be called, from time to time, at the discretion of our Board of Directors or upon the request of shareholders representing 5% of our paid-in share capital.  We publish notices of all ordinary and extraordinary General Shareholders’ Meetings in the Official Gazette of the Commercial Registry or in one of the more widely circulated newspaper, on the website of the National Securities Market Commission, and on our web site at least one month before the relevant meeting. Furthermore, the Board of Directors may publish notices in other media, if deemed appropriate to ensure the public and effective dissemination of the notice meeting.

Each share of Telefónica, S.A. entitles the holder to one vote. However, only registered holders of shares representing a nominal value of at least 300 euros (which currently equals at least 300 shares) are entitled to attend a General Shareholders’ Meeting. Holders of shares representing a nominal value of less than 300 euros (less than 300 shares), may aggregate their shares by proxy and select a representative that is a shareholder to attend a General Shareholders’ Meeting or delegate his or her voting rights by proxy to a shareholder who has the right to attend the shareholders’ meeting. However, under our bylaws, no shareholder may vote a number of shares exceeding 10% of our total outstanding voting capital. In determining the maximum number of votes that each shareholder may cast, only the shares that he holds are counted, not including those that correspond to other holders who have delegated by proxy, in spite of applying the limit individually to each of the represented shareholders. Moreover, in this regard, and in accordance with the Spanish Corporation Law, any restriction on voting rights will lose its effect in the case of a take-over bid, if the offeror has reached a percentage equal or superior to 70% of the total outstanding voting capital.

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

Shareholders representing, in person or by proxy, at least 50% of our subscribed voting capital constitute a quorum on a first call for shareholders’ meetings at which shareholders will be voting on any of the following actions:

•	issuance of bonds;

•	increase or reduction of share capital;

•	any other amendment of our bylaws;

•	merger, split or spin-off of Telefónica; or

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

In addition to Telco’s participation in Telecom Italia’s ordinary share capital through its interest in Olimpia, pursuant to the Co-Investment Agreement, on October 25, 2007, Generali and Mediobanca contributed to Telco ordinary shares of Telecom Italia they held at that date. These shares in the aggregate amounted to 5.6% of Telecom Italia’s ordinary share capital and brought Telco’s direct and indirect participation in Telecom Italia’s ordinary share capital to approximately 23.6%.

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

On November 19, 2007, the parties to the Shareholders’ Agreement amended the Shareholders’ Agreement as well as the bylaws of Telco to include the specific limitations imposed by ANATEL as initially posted on its website on October 23, 2007, and subsequently published on November 5, 2007 as ANATEL’s “Ato” No. 68,276 dated October 31, 2007.  We refer to such agreement as the Amendment to the Shareholders’ Agreement.

Pursuant to the Shareholders’ Agreement, we entered into an option agreement (the “Option Agreement”), with Telco on November 6, 2007, which provides that, in the event that a decision to dispose, directly or indirectly, in any form or manner (including through measures with equivalent effect, such as mergers and demergers of Telco or Olimpia) or encumber Telecom Italia shares or Olimpia shares or any rights attached thereto, including but not limited to voting rights, is taken by the board of directors of Telco by a simple majority resolution according to the procedure specifically provided for by the Shareholders’ Agreement and we are a dissenting party, then we will have the right, to be exercised within 30 days of such decision being taken, to buy from Telco the Telecom Italia shares or the Olimpia shares, as the case may be, at the same price and conditions offered by the third party offering to acquire such shares of Telecom Italia or Olimpia.

On December 10, 2007, an agreement was reached to merge Olimpia into Telco, as a result of which Telco’s entire stake in the voting shares of Telecom Italia (23.6%) became a direct stake.  In March 2008, Telco acquired 121.5 million additional shares of Telecom Italia, equivalent to 0.9% of its share capital, bringing its total direct interest to 24.5% of Telecom Italia’s voting shares.

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

In line with the commitments assumed by Telco shareholders, on December 22, 2009, the rest of Telco’s financing needs with respect to debt maturities were met with a bridge loan granted by shareholders, including ourselves, Intesa Sanpaolo and Mediobanca for approximately 902 million euros, and a bank bridge loan granted by Intesa Sanpaolo and Mediobanca for the remaining 398 million euros.

On January 11, 2010, Telco arranged a 1,300 million euros loan with Intesa Sanpaolo, Mediobanca, Société Générale, S.p.A. and Unicredito, S.p.A., maturing on May 31, 2012, part of which is secured with the Telecom Italia shares held by Telco.  The lending banks have granted Telco shareholders, including ourselves, a call option on the Telecom Italia shares that they may be entitled to receive as a result of the potential execution of the pledge.

The financing from the bridge loans described above was cancelled with the proceeds of a bond issuance subscribed by Telco’s shareholders, on a pro rata basis in accordance with their interests in Telco, on February 19, 2010, for an aggregate principal amount of 1,300 million euros. Our subscription amounted to an aggregate principal amount of 600 million euros.

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

On February 29, 2012, the Existing Shareholders entered into a renewal agreement (the “Second Renewal Agreement”) in which the parties agreed to terminate, effective the date of the Second Renewal Agreement, the Prior Shareholders’ Agreement and enter into a new shareholders agreement for a period of three years on the same terms and conditions set out in the original Shareholders’ Agreement dated as of April 28, 2007 between the Existing Shareholders and Sintonia S.A., as subsequently amended and supplemented in 2007, 2009, 2010 and pursuant to the 2010 Amendment Agreement, subject to the amendments and integrations set forth therein (the “New Shareholders’ Agreement”).  Further, on February 29, 2012, the call option granted to Telefónica to purchase shares of Telecom Italia.

held by Telco pursuant to the Prior Shareholders’ Agreement was extended to February 28, 2015, pursuant to an amendment deed to the Option Agreement (the “Telefónica Option Amendment Deed”) entered into between Telefónica and Telco.

In addition, on February 29, 2012, the Existing Shareholders undertook to take actions to ensure the refinancing of Telco’s financial indebtedness through appropriate financial instruments, contractual agreements and/or corporate transactions in proportion to their respective shareholdings of Telco.

In addition, on May 31, 2012, Telco issued a bond for an aggregate principal amount of 1,750 million euros, subscribed for pro rata by the shareholders, which entailed the early redemption of the exisitng bond of 1,300 million euros (of which Telefónica subscribed 600 million euros). Our subscription of the new bond amounted to an aggregate principal amount of 808 million euros.

Material Contract Related to Our Investment in China Unicom

On September 6, 2009, Telefónica and China Unicom entered into a subscription agreement,(the “Subscription Agreement”), pursuant to which each party conditionally agreed to invest the equivalent of 1 billion U.S. dollars in the other party through the acquisition of shares in the other party.  Moreover, both parties entered into a strategic alliance agreement which provides for, among other areas for cooperation, joint procurement of infrastructure and client equipment, common development of mobile service platforms, joint provisions of service to multinational customers, roaming, research and development, sharing of best practices and technical, operational and management know-how, joint development of strategic initiatives in the area of network evolution, joint participation in international alliances and exchanges of senior management.

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

The strategic alliance agreement between the parties terminates on the third anniversary and automatically renews thereafter for one year terms, subject to either party’s right to terminate on six months’ notice.  Also, the strategic alliance agreement may be terminated by China Unicom if we sell our shares in China Unicom causing us to own less than 5% of the issued share capital of China Unicom or by us if China Unicom sells our shares and ceases to own at least 0.5% of our issued share capital.  In addition, the strategic alliance agreement is subject to termination in the event either party is in default and automatically terminates on a change in control of China Unicom.

On January 23, 2011, Telefónica and China Unicom entered into an extension to their already existing strategic alliance agreement (the “Enhanced Strategic Alliance Agreement”) in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas and through which, upon the terms and conditions set out thereof, each party agreed to invest the equivalent of 500 million U.S. dollars in ordinary shares of the other party toward the alliance. Furthermore, we have agreed to propose the appointment of a director nominated by China Unicom. Following completion of the transaction, we will own approximately a 9.6% of China Unicom’s voting share capital.

Pursuant to the Enhanced Strategic Alliance Agreement and as of the date of this Annual Report, Telefónica, through its wholly-owned subsidiary, Telefónica Internacional, has acquired 282,063,000 ordinary shares of China Unicom through several transactions executed in the period between January 25, 2011 and September 7, 2011, investing an aggregate amount equivalent to approximately 500 million U.S. dollars (equivalent to 358 million euros).

Additionally, on January 28, 2011, China Unicom acquired 21,827,499 Telefónica shares at the agreed price of 17.16 euros per share, giving it ownership of 1.37% of the Company’s capital (the arithmetic average of the closing price of Telefónica shares as quoted on the Madrid Stock Exchange for the thirty consecutive trading days ending on January 14, 2011), which represents a total price of 500 million U.S. dollars.  In recognition of China Unicom’s stake in Telefónica, the Company nominated Mr. Chang Xiaobing, who was designated by China Unicom, to the Board of Directors at the General Shareholders’ Meeting held on May 18, 2011.

At December 31, 2011, Telefónica’s shareholding in China Unicom amounted to 9.6% of its capital stock.

Since their strategic alliance agreement signed in September 2009, Telefónica and China Unicom have made significant progress in various areas of cooperation.  In this respect, we believe that this new agreement will enhance this alliance and deepen cooperation between the two companies in the areas of procurement, mobile service platforms, service to multinational customers, wholesale carriers, roaming technology/R&D, international business development, cooperation and sharing of best practices.

On June 10, 2012, Telefónica, S.A. through its 100% subsidiary, Telefónica Internacional, S.A.U., and China United Network Communications Group Company Limited ("Unicom Parent") through a 100% owned subsidiary, signed an agreement for the acquisition by this last company of 1,073,777,121 shares of China Unicom -Hong Kong- Limited, owned by Telefónica, equivalent to 4.56% of the issued share capital.

On July 21, 2012, the aforementioned agreement was complemented by a Supplemental Agreement which determined the acquisition of the shares at a price of HK$10.02 per share, for a total amount of HK$10,759,246,752.42 (approximately 1,142 million euros). The transaction was completed on July 30, 2012 after obtaining the relevant regulatory authorizations.

As of the date of this Annual Report, Telefónica’s shareholding in China Unicom amounts to 5.01% of its capital stock and Mr. César Alierta, chairman of Telefónica, S.A. is a member of the Board of Directors of China Unicom.

Material Contract related to the sale of Customer Relationship Management (CRM) business, Atento.

On October 12, 2012, Telefónica S.A. reached a definitive agreement, with companies controlled by Bain Capital for the sale of its Customer Relationship Management business, Atento. On December 12, 2012, the relevant regulatory authorizations were obtained and the transaction was completed. The enterprise value of the transaction amounted to 1,051 million euros, including a vendor loan of 110 million euros as well as certain deferred payments for 110 million euros. As a result of Telefónica's agreement to sell Atento, the companies involved in the sale signed a Master Service Agreement regulating Atento's relationship with the Telefónica Group as a service provider for a nine year period.

This agreement establishes Atento as Telefónica's preferred Contact Centre and Customer Relationship Management services provider, stipulating annual economic commitments in terms of turnover which fluctuate in line with inflation and deflation and vary from country to country, pursuant to the actual volume of services Atento has provided for a certain period of time to the entire Telefónica Group.

Failure to meet the annual turnover commitments could result in compensation to be paid by Telefónica. Such compensation would amount to a percentage (based on the Contact Centre’s business margin) of the difference between the actual amount of turnover and the predetermined commitment.

Lastly, the Master Service Agreement sets forth a reciprocal arrangement, whereby Atento assumes similar commitments to outsource its telecommunications services to Telefónica.

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

At December 31, 2012, we held 47,847,810 shares of treasury stock, representing 1.05136% of our capital stock. At December 31, 2011, we held 84,209,364 shares of treasury stock, representing 1.84508% of our capital stock. As a part of our shareholders’ remuneration policy, we have implemented various share buyback programs since 2003. For further description about our shareholders’ return, see “Item 8. Financial Information—Dividend Information and Share Buyback Programs.”

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

E. Taxation

The following is a general summary of the material Spanish and U.S. federal income tax consequences to U.S. Holders (as defined below) of the ownership and disposition of shares or ADSs.  This summary is based upon Spanish and U.S. tax laws (including the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed U.S. Treasury regulations, rulings, judicial decisions and administrative pronouncements), and the Convention Between the United States of America and the Kingdom of Spain for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, signed February 22, 1990, (the “Treaty”), all as of the date hereof and all of which are subject to change or changes in interpretation, possibly with retroactive effect.  In addition, the summary is based in part on representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement or any other related agreements will be performed in accordance with its terms.

As used herein, the term “U.S. Holder” means a beneficial owner of one or more shares or ADSs:

(a)	that is, for U.S. federal income tax purposes, one of the following:

i.	a citizen or individual resident of the United States,

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

This summary does not address all of the tax considerations, including the potential application of the provisions of the Code known as the Medicare contribution tax, that may apply to holders that are subject to special tax rules, such as U.S. expatriates, insurance companies, tax-exempt organizations, certain financial institutions, persons subject to the alternative minimum tax, dealers and certain traders in securities, persons holding shares or ADSs as part of a straddle, hedging, conversion or integrated transaction, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation, partnerships or other entities classified as partnerships for U.S. federal income tax purposes or persons whose functional currency is not the U.S. dollar.  Such holders may be subject to U.S. federal income tax consequences different from those set forth below.

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

If this certificate is not provided within this period, you may afterwards obtain a refund of the amount withheld in excess of the rate provided for in the Treaty by following the procedures described in the next section.

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

Additionally, under Spanish law, the first 1,500 euros of dividends obtained by individuals who are not resident in Spain for tax purposes, and do not operate through a permanent establishment in Spain, will be exempt from taxation in certain circumstances.  U.S. Holders should consult their tax advisors to determine whether this exemption is available.

Taxation of capital gains

For Spanish tax purposes, income obtained from the sale of ADSs or ordinary shares of Telefónica will be treated as capital gains. Spanish non-resident income tax is currently levied at an 21% tax rate on capital gains obtained by persons not residing in Spain for tax purposes who are not entitled to the benefit of any applicable treaty for the avoidance of double taxation.

Notwithstanding the above, capital gains derived from the transfer of shares on an official Spanish secondary stock market by any holder who is resident in a country that has entered into a treaty for the avoidance of double taxation with an “exchange of information” clause (the Treaty contains such a clause) will be exempt from taxation in Spain. If you are a U.S. Holder, under the Treaty capital gains arising from the disposition of ordinary shares or ADSs will not be taxed in Spain. You will be required to establish that you are entitled to the exemption from tax under the Treaty by providing to the relevant Spanish tax authorities a certificate of residence issued by the IRS stating that to the best knowledge of the IRS, you are a U.S. resident within the meaning of the Treaty.

Spanish wealth tax

Individual U.S. Holders who hold shares or ADSs located in Spain are subject to the Spanish Wealth Tax ( Impuesto sobre el Patrimonio ) (Spanish Law 19/1991), which imposes tax on property located in Spain on the last day of any year.

The Spanish tax authorities may take the view that all shares of Spanish corporations and all ADSs representing such shares are located in Spain for Spanish tax purposes. If such a view were to prevail, non-residents of Spain who held shares or ADSs on the last day of any year would be subject to the Spanish wealth tax for such year on the average market value of such shares or ADSs during the last quarter of such year.

As a result of Royal Decree-Law 13/2011, non-residents of Spain who held shares, ADSs, or other assets or rights located in Spain according to Spanish wealth tax Law, on the last day of the year whose combined value exceeds 700,000 euros would be subject to the Spanish wealth tax on that excess amount at marginal rates varying between 0.2% and 2.5%, and would be obliged to file the corresponding wealth tax return.

Inheritance and gift tax

Transfers of shares or ADSs on death and by gift to individuals are subject to Spanish inheritance and gift taxes ( Impuesto sobre Sucesiones y Donaciones ), respectively, if the transferee is a resident of Spain for tax purposes, or if the shares or ADSs are located in Spain at the time of death, regardless of the residence of the heir or beneficiary.  In this regard, the Spanish tax authorities may determine that all shares of Spanish corporations and all ADSs representing such shares are located in Spain for Spanish tax purposes. The state applicable tax rate, after applying relevant personal, family and wealth factors, generally ranges between 7.65% and 81.6% for individuals.

Gifts granted to corporations non-resident in Spain are subject to Spanish Non-Resident Income Tax at a 21% tax rate on the fair market value of the shares as a capital gain.  If the donee is a United States resident corporation, the exclusions available under the Treaty described in the section “—Taxation of Capital Gains” above will be applicable.

Expenses of Transfer

Transfers of shares or ADSs will be exempt from any transfer tax ( Impuesto sobre Transmisiones Patrimoniales ) or value added tax.  Additionally, no stamp tax will be levied on such transfers.

U.S. Federal Income Tax Considerations

Taxation of dividends

Distributions received by a U.S. Holder on shares or ADSs, including the amount of any Spanish taxes withheld, other than certain pro rata distributions of shares to all shareholders (including ADS holders), will constitute foreign source dividend income to the extent paid out of Telefónica’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes).  Because Telefónica does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends.  The amount of dividend income paid in euro that a U.S. Holder will be required to include in income will equal the U.S. dollar value of the distributed euro, calculated by reference to the exchange rate in effect on the date the payment is received by the Depositary (in the case of ADSs) or by the U.S. Holder (in the case of shares), regardless of whether the payment is converted into U.S. dollars on the date of receipt.  If the dividend is converted to U.S. dollars on the date of receipt, a U.S. Holder will generally not be required to recognize foreign currency gain or loss in respect of the dividend income.  A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of its receipt.  Gain or loss that a U.S. Holder realizes on a sale or other disposition of euro will be U.S.-source ordinary income or loss.  Corporate U.S. Holders will not be entitled to claim the dividends-received deduction with respect to dividends paid by Telefónica.  Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends received by certain non-corporate U.S. Holders will be taxable at rates applicable to long-term capital gains.  Non-corporate U.S. Holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

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

Passive foreign investment company rules

Telefónica believes that it was not a PFIC for U.S. federal income tax purposes for its 2012 taxable year. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that Telefónica will not be considered a PFIC for any taxable year.  If Telefónica were treated as a PFIC for any taxable year during which a U.S. Holder held a share or ADS, certain adverse tax consequences could apply to the U.S. Holder.

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

We are subject to the informational requirements of the Spanish securities commission and the Spanish stock exchanges, and we file reports and other information relating to our business, financial condition and other matters with the Spanish securities commission and the Spanish stock exchanges.  You may read such reports, statements and other information, including the annual and biannual financial statements, at the public reference facilities maintained in Madrid and Barcelona.  Some of our Spanish securities commission filings are also available at the website maintained by the CNMV at http://www.cnmv.es.

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

Until January 21, 2011, each ADS represented the right to receive three ordinary shares of capital stock of 1.00 euros nominal value each, of Telefónica, S.A. Citibank, in its capacity as Depositary, effected a ratio change on the Telefónica, S.A.’s ADR program so that each ADS now represents the right to receive one ordinary share. The effective date of the ratio change was January 21, 2011. The Depositary issues ADSs in form of certificated ADSs (American Depositary Receipts, or ADRs) or uncertificated ADSs pursuant to the Deposit Agreement.

Under the terms of the Deposit Agreement, as of the date of this Annual Report, an ADS holder may have to pay to the Depositary the services fees specified in the table below:

Category	Depositary Actions	Associated Fee / By Whom Paid
(a) Depositing or substituting the underlying shares	Issuance of ADSs upon the deposit of shares	Up to 5.00 dollars for each 100 ADSs (or portion thereof) evidenced by the new ADSs delivered (charged to person depositing the shares or receiving the ADSs)(1)
(b) Receiving or distributing dividends
Distribution of cash dividends or other cash distributions; distribution of share dividends or other free share distributions; distribution of securities other than ADSs or rights to purchase additional ADSs

Up to 5.00 dollars for each 100 ADSs (or portion thereof) held (in the case of cash distributions, deducted from the relevant distribution; in the case of all other distributions, billed to the relevant holder)(2)

(c) Selling or exercising rights	Distribution or sale of securities	Up to 5.00 dollars for each 100 ADSs (or portion thereof) held (billed to the relevant holder)
(d) Withdrawing an underlying security	Acceptance of ADSs surrendered for withdrawal of deposited securities	Up to 5.00 dollars for each 100 ADSs (or portion thereof) evidenced by the ADSs surrendered (charged to person surrendering or to person to whom withdrawn securities are being delivered)(1)
(e) Transferring, splitting or grouping receipts	Transfers	Up to 1.50 dollars per ADS so presented (charged to person presenting certificate for transfer)
(f) General depositary services, particularly those charged on an annual basis	Other services performed by the Depositary in administering the ADSs	Up to 5.00 dollars for each 100 ADSs (or portion thereof) held on the applicable record date (billed to person holding ADSs on applicable record date established by the Depositary)(2)
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
Expenses payable at the sole discretion of the Depositary (billed or deducted from cash distributions to person holding ADSs on applicable record date established by the Depositary)

(1)
Inthe case of ADSs issued by the Depositary into DTC or presented to the Depositary via DTC, the ADS issuance and cancellation fees will be payable to the Depositary by DTC Participant(s) receiving the ADSs from the Depositary or the DTC Participant(s) surrendering the ADSs to the Depositary for cancellation, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC Participant(s) to the account(s) of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participant(s) as in effect at the time.

(2)
For ADSs held through DTC, the Depositary fees for distributions other than cash and the Depositary service fee are charged by the Depositary to the DTC Participants in accordance with the procedures and practices prescribed by DTC from time to time and the DTC Participants in turn charge the amount of such fees to the beneficial owners for whom they hold ADSs.

The Depositary has agreed to reimburse or pay on behalf of Telefónica, S.A., certain reasonable expenses related to our ADS program and incurred by us in connection with the program (such as NYSE listing fees, legal and accounting fees incurred with preparation of Form 20-F and ongoing SEC compliance and listing requirements, distribution of proxy materials, investor relations expenses, etc). The Depositary has covered all such expenses incurred by us during 2012 for an amount of 7.2 million dollars. The amounts the Depositary reimbursed or paid are not perforce related to the fees collected by the depositary from ADS holders.

As part of its service to us, the Depositary has agreed to waive certain expenses for the standard costs associated with the administration of our ADS program for the year ended December 31, 2012.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

The management of Telefónica is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a–15(f) under the Exchange Act. Telefónica’s internal control system is designed to provide reasonable assurance as to the reliability of financial reporting and the preparation of the published financial statements under generally accepted accounting principles.

Any internal control system, no matter how well designed, has inherent limitations, including the possibility of human error and the circumvention or overriding of the controls and procedures, which may not prevent or detect misstatements.

Telefónica management assessed the effectiveness of Telefónica’s internal control over financial reporting as of December 31, 2012. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework. Based on its assessment and those criteria, Telefónica management believes that at December 31, 2012, Telefónica’s internal control over financial reporting is effective.

Report of the Independent Registered Public Accounting Firm

Telefónica’s independent registered public accounting firm, Ernst & Young, S.L., has issued a report on the effectiveness of the company’s internal control over financial reporting. The report is included on page F-2.

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

Item 16B. Code of Ethics

In December 2006, we adopted a code of business conduct and ethics, the Telefónica Business Principles, which apply to all Telefónica Group employees.  In March 2008, we decided to modify such Business Principles in order to gather in them all components of the code of ethics definition in Section 406 of Sarbanes-Oxley Act, and consequently our code of ethics for senior officers was replaced by the Telefónica Business Principles.  These Principles were further modified on October 8, 2010, in order to include a new principle of privacy and data protection.  A copy of the Telefónica Business Principles is filed as an Exhibit to this Annual Report.  For more information, please see “Item 16G.  Corporate Governance—Code of Ethics.”

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

Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The number of shares of treasury stock at December 31, 2012, amounted to 47,847,810 (84,209,364 at December 31, 2011). These treasury shares are directly owned by Telefónica, S.A., except for one share held by Telefónica Móviles Argentina, S.A.

Year ended December 31, 2012
Period of Fiscal Year	Total Number of Shares Purchased	Average Price Paid per Share (euro)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs(1)
January 1 to January 31	3,790,921	13.26	−
February 1 to February 29	5,252,388	13.06	−
March 1 to March 31	9,100,000	12.51	−
April 1 to April 30	15,575,000	11.50	−
May 1 to May 31	30,170,207	10.48	−
June 1 to June 30	7,290,000	9.50	−
July 1 to July 31	13,692,505	8.90	4,399
August 1 to August 31	5,876,544	9.87	−
September 1 to September 30	6,361,604	10.92	−
October 1 to October 31	6,100,000	10.33	−
November 1 to November 30	14,235,104	10.16	−
December 1 to December 31	9,045,099	10.16	210,404
Total	126,489,372	10.64	214,803

(1)	Under employee share plans a maximum of 214,803 shares could be assigned to employees participating in voluntary plans. See—Note 20 to our Consolidated Financial Statements.

For a more detailed description of our plans or programs, see “Item 8. Financial Information—Dividend Information and Shareholders’ Return” and “Item 6. Directors, Senior Management and Employees—Incentive Plans.”

Item 16F. Change in Registrant’s Certifying Accountant

During the years ended December 31, 2011 and 2012 and through the date of this Annual Report, the principal independent accountant engaged to audit our financial statements, Ernst & Young, S.L., has not resigned, indicated that it has declined to stand for re-election after the completion of its current audit or been dismissed.  For each of the years ended December 31, 2011 and 2012, Ernst & Young, S.L. has not expressed reliance on another accountant or accounting firm in its report on our audited annual accounts for such periods.

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

Additionally we have a Human Resources, Corporate Reputation and Responsibility Committee, a Regulation Committee, a Service Quality and Customer Service Committee, an International Affairs Committee, an Innovation Committee and a Strategy Committee.  The functions, composition and competencies are regulated by the Board of Directors’ Regulations.

Independence of the Board

As of the date of this Annual Report, we have 18 directors, out of which seven have been deemed independent by our Board of Directors attending to the director’s classification contained in the Conthe Corporate Governance Code.  A significant majority of our current directors, 14, are non-executive directors.  We, in accordance with the Conthe Code, assess the independence of our directors.  Among other things, independent directors: (i) shall not be, past employees or executive directors of any of the Group companies, unless three or five years have elapsed , respectively, (ii) shall not receive any payment or other form of compensation from us or our group on top of their directors’ fees, unless the amount involved is not significant, (iii) shall not be partners, now or on the past three years, in the external auditor or in the firm responsible for the audit report, (iv) shall not be executive directors or senior officers of another company where one of our executive directors or senior officers is an external director, (v) shall not have material business dealings with us or any other company in our group, (vi) shall not be spouses, nor partners maintaining an analogous affective relationship, nor close relative of any of our executive directors or senior officers and (vii) shall not stand in any of the situations listed in (i), (v) or (vi) above in relation to a significant shareholder or a shareholder with board representation.

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

Non-Executive Director Meetings

Pursuant to the NYSE listing standards, non-executive directors of U.S.-listed companies must meet on a regular basis without management present and the company must disclose a method for any interested parties to communicate directly with the non-executive directors.  As a group, our non-executive directors do not meet formally without management present.  Nevertheless, the Audit and Control Committee, the Nominating, Compensation and Corporate Governance Committee, the Human Resources, Corporate Reputation and Responsibility Committee, the International Affairs Committee, and the Innovation Committee is composed exclusively of non-executive directors, thus giving each of these committees, the chance to analyze and discuss any matter related to our management, within its respective area of responsibility.

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

Please see pages F-4 through F-181.

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
4.12
Share Purchase Agreement for the Sale and Purchase of Shares in China Unicom (Hong Kong) Limited, dated June 10, 2012 and Supplemental Agreement, dated July 21, 2012, between Telefónica, Internacional S.A.U. and a 100% owned subsidiary of China United Network Communications Group Company Limited *********

4.13	Agreement for the Sale and Purchase of Customer Relationship Management business, Atento, dated October 12, 2012
8.1	Subsidiaries of Telefónica (see Note 1 to the Consolidated Financial Statements and Appendix V thereto)
11.1	Code of Ethics (“Telefónica Business Principles”) *******
12.1	Certification of César Alierta Izuel, Chief Executive Officer of Telefónica, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Miguel Escrig Meliá, Chief Financial Officer of Telefónica, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to Telefónica’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009
**	Incorporated by reference to Telefónica’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006.
***	Incorporated by reference to Telefónica’s Schedule 13D/A filed on November 26, 2007.
****	Incorporated by reference to Telefónica’s Schedule 13D/A filed on November 23, 2009.
*****	Incorporated by reference to Telefónica’s Schedule 13D/A filed on September 17, 2009.
******	Incorporated by reference to Telefónica’s Schedule 13D filed on February 8, 2011.
*******	Incorporated by reference to Telefónica’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010.
********	Incorporated by reference to Telefónica’s Schedule 13 D/A filed on March 12, 2012.
*********	Incorporated by reference to Telefónica’s Schedule 13 D/A filed on June 13, 2012 and Schedule 13 D/A filed on August 1, 2012.

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

Date:  March 21, 2013

2012 Consolidated Financial Statements

2012

Consolidated Financial Statements (Consolidated Annual Accounts)

Telefónica, S.A. and subsidiaries composing the Telefónica Group.

2012 Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Telefónica, S.A.

We have audited Telefónica, S.A.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Telefónica, S.A.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Telefónica, S.A.’s internal control over financial reporting based on our audit.

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

In our opinion, Telefónica, S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Telefónica, S.A. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2012 and our report dated March 21, 2013 expressed an unqualified opinion thereon.

ERNST & YOUNG, S.L.

/s/ Ignacio Viota del Corte
Ignacio Viota del Corte

Madrid, Spain
March 21, 2013

2012 Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Telefónica, S.A.

We have audited the accompanying consolidated statements of financial position of Telefónica, S.A. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2012. These consolidated financial statements are the responsibility of Telefónica, S.A.’s Directors. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telefónica, S.A. and subsidiaries as of December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Telefónica S.A.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 21, 2013 expressed an unqualified opinion thereon.

ERNST & YOUNG, S.L.

/s/ Ignacio Viota del Corte
Ignacio Viota del Corte

Madrid, Spain
March 21, 2013

2012 Consolidated Financial Statements
Consolidated Statements of financial position
Millions of euros	NOTE	2012	2011
ASSETS
A) NON-CURRENT ASSETS		104,177	108,800
Intangible assets	(Note 6)	22,078	24,064
Goodwill	(Note 7)	27,963	29,107
Property, plant and equipment	(Note 8)	35,019	35,463
Investment properties		2	6
Investments in associates	(Note 9)	2,468	5,065
Non-current financial assets	(Note 13)	9,339	8,678
Deferred tax assets	(Note 17)	7,308	6,417
B) CURRENT ASSETS		25,596	20,823
Inventories		1,188	1,164
Trade and other receivables	(Note 11)	10,711	11,331
Current financial assets	(Note 13)	1,872	2,625
Tax receivables	(Note 17)	1,828	1,567
Cash and cash equivalents	(Note 13)	9,847	4,135
Non-current assets held for sale		150	1
TOTAL ASSETS (A+B)		129,773	129,623

EQUITY AND LIABILITIES	NOTE	2012	2011

A) EQUITY		27,661	27,383
Equity attributable to equity holders of the parent		20,461	21,636
Non-controlling interests	(Note 12)	7,200	5,747
B) NON-CURRENT LIABILITIES		70,601	69,662
Non-current interest-bearing debt	(Note 13)	56,608	55,659
Non-current trade and other payables	(Note 14)	2,141	2,092
Deferred tax liabilities	(Note 17)	4,788	4,739
Non-current provisions	(Note 15)	7,064	7,172
C) CURRENT LIABILITIES		31,511	32,578
Current interest-bearing debt	(Note 13)	10,245	10,652
Current trade and other payables	(Note 14)	17,089	17,855
Current tax payables	(Note 17)	2,522	2,568
Current provisions	(Note 15)	1,651	1,503
Liabilities associated with non-current assets held for sale		4	—
TOTAL EQUITY AND LIABILITIES (A+B+C)		129,773	129,623
The accompanying Notes 1 to 24 and Appendices I to VI are an integral part of these consolidated statements of financial position.

2012 Consolidated Financial Statements

Consolidated income statements
Millions of euros	NOTE	2012	2011	2010
Revenues	(Note 19)	62,356	62,837	60,737
Other income	(Note 19)	2,323	2,107	5,869
Supplies		(18,074)	(18,256)	(17,606)
Personnel expenses		(8,569)	(11,080)	(8,409)
Other expenses	(Note 19)	(16,805)	(15,398)	(14,814)
Depreciation and amortization	(Note 19)	(10,433)	(10,146)	(9,303)
OPERATING INCOME		10,798	10,064	16,474
Share of (loss) profit of associates	(Note 9)	(1,275)	(635)	76
Finance income		963	827	792
Exchange gains		2,382	2,795	3,508
Finance costs		(4,025)	(3,609)	(3,329)
Exchange losses		(2,979)	(2,954)	(3,620)
Net financial expense	(Note 16)	(3,659)	(2,941)	(2,649)
PROFIT BEFORE TAX FROM CONTINUING OPERATIONS		5,864	6,488	13,901
Corporate income tax	(Note 17)	(1,461)	(301)	(3,829)
PROFIT FOR THE YEAR FROM CONTINUING OPERATIONS		4,403	6,187	10,072
Profit after taxes from discontinued operations	(Note 18)	−	−	−
PROFIT FOR THE YEAR		4,403	6,187	10,072
Non-controlling interests	(Note 12)	(475)	(784)	95
PROFIT FOR THE YEAR ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		3,928	5,403	10,167
Basic and diluted earnings per share from continuing operations attributable to equity holders of the parent (euros)	(Note 19)	0.87	1.18	2.21
Basic and diluted earnings per share attributable to equity holders of the parent (euros)	(Note 19)	0.87	1.18	2.21
The accompanying Notes 1 to 24 and Appendices I to VI are an integral part of these consolidated income statements.

2012 Consolidated Financial Statements

Consolidated statements of comprehensive income	Year ended December 31
Millions of euros	2012	2011	2010
Profit for the year	4,403	6,187	10,072
Other comprehensive income (loss)
(Losses) gains on measurement of available-for-sale investments	(49)	(13)	(61)
Reclassification of losses (gains) included in the income statement	46	3	202
Income tax impact	1	3	(57)
	(2)	(7)	84

(Losses) gains on hedges	(1,414)	(921)	(291)
Reclassification of losses (gains) included in the income statement (Note 16)	173	210	73
Income tax impact	371	217	62
	(870)	(494)	(156)

Translation differences	(1,862)	(1,265)	820
Actuarial gains (losses) and impact of limit on assets for defined benefit pension plans (Note 15)	(154)	(85)	(94)
Income tax impact	39	28	35
	(115)	(57)	(59)

Share of income (loss) recognized directly in equity of associates and others	(27)	58	(84)
Reclassification of losses (gains) included in the income statement	4	−	−
Income tax impact	9	(9)	23
	(14)	49	(61)

Total other comprehensive (loss) income	(2,863)	(1,774)	628
Total comprehensive income recognized in the year	1,540	4,413	10,700
Attributable to:
Equity holders of the parent	1,652	4,002	10,409
Non-controlling interests	(112)	411	291
	1,540	4,413	10,700
The accompanying Notes 1 to 24 and Appendices I to VI are an integral part of these consolidated statements of comprehensive income

2012 Consolidated Financial Statements

Consolidated statement of changes in equity	Attributable to equity holders of the parent											Non-controlling interests (Note 12)	Total equity
Millions of Euros	Share capital	Share premium	Legal Reserve	Revaluation reserve	Treasury shares	Retained earnings	Available- for-sale investments	Hedges	Equity of associates and others	Translation differences	Total
Financial position at December 31, 2011	4,564	460	984	126	(1,782)	19,248	38	154	7	(2,163)	21,636	5,747	27,383
Profit for the year	−	−	−	−	−	3,928	−	−	−	−	3,928	475	4,403
Other comprehensive income (loss)	−	−	−	−	−	(112)	(2)	(870)	(14)	(1,278)	(2,276)	(587)	(2,863)
Total comprehensive income	−	−	−	−	−	3,816	(2)	(870)	(14)	(1,278)	1,652	(112)	1,540
Dividends paid (Note 12)	71	−	−	−	−	(2,907)	−	−	−	−	(2,836)	(442)	(3,278)
Net movement in treasury shares	−	−	−	−	(327)	(299)	−	−	−	−	(626)	−	(626)
Acquisitions and disposals of non-controlling interests and business combinations (Note 5)	−	−	−	−	−	1,170	−	1	−	(188)	983	1,800	2,783
Capital reduction	(84)	−	−	−	1,321	(1,237)	−	−	−	−	−	−	−
Other movements	−	−	−	(10)	−	(338)	−	−	−	−	(348)	207	(141)
Financial position at December 31, 2012	4,551	460	984	116	(788)	19,453	36	(715)	(7)	(3,629)	20,461	7,200	27,661

Financial position at December 31, 2010	4,564	460	984	141	(1,376)	19,971	45	648	(42)	(943)	24,452	7,232	31,684
Profit for the year	−	−	−	−	−	5,403	−	−	−	−	5,403	784	6,187
Other comprehensive income (loss)	−	−	−	−	−	(52)	(7)	(494)	49	(897)	(1,401)	(373)	(1,774)
Total comprehensive income	−	−	−	−	−	5,351	(7)	(494)	49	(897)	4,002	411	4,413
Dividends paid (Note 12)	−	−	−	−	−	(6,852)	−	−	−	−	(6,852)	(876)	(7,728)
Net movement in treasury shares	−	−	−	−	(777)	−	−	−	−	−	(777)	−	(777)
Acquisitions and disposals of non-controlling interests and business combinations (Note 5)	−	−	−	−	−	984	−	−	−	(323)	661	(1,200)	(539)
Other movements	−	−	−	(15)	371	(206)	−	−	−	−	150	180	330
Financial position at December 31, 2011	4,564	460	984	126	(1,782)	19,248	38	154	7	(2,163)	21,636	5,747	27,383

Financial position at December 31, 2009	4,564	460	984	157	(527)	16,685	(39)	804	19	(1,373)	21,734	2,540	24,274
Profit for the year	−	−	−	−	−	10,167	−	−	−	−	10,167	(95)	10,072
Other comprehensive income (loss)	−	−	−	−	−	(55)	84	(156)	(61)	430	242	386	628
Total comprehensive income	−	−	−	−	−	10,112	84	(156)	(61)	430	10,409	291	10,700
Dividends paid (Note 12)	−	−	−	−	−	(5,872)	−	−	−	−	(5,872)	(440)	(6,312)
Net movement in treasury shares	−	−	−	−	(849)	−	−	−	−	−	(849)	−	(849)
Acquisitions and disposals of non-controlling interests	−	−	−	−	−	−	−	−	−	−	−	4,307	4,307
Other movements	−	−	−	(16)	−	(954)	−	−	−	−	(970)	534	(436)
Financial position at December 31, 2010	4,564	460	984	141	(1,376)	19,971	45	648	(42)	(943)	24,452	7,232	31,684
The accompanying Notes 1 to 24 and Appendices I to VI are an integral part of these consolidated statements of changes in equity.

2012 Consolidated Financial Statements

Consolidated statements of cash flows
Millions of euros	NOTE	2012	2011	2010
Cash flows from operating activities
Cash received from customers		75,962	77,222	72,867
Cash paid to suppliers and employees		(55,858)	(55,769)	(51,561)
Dividends received		85	82	136
Net interest and other financial expenses paid		(2,952)	(2,093)	(2,154)
Taxes paid		(2,024)	(1,959)	(2,616)
Net cash from operating activities	(Note 23)	15,213	17,483	16,672

Cash flows from investing activities
Proceeds on disposals of property, plant and equipment and intangible assets		939	811	315
Payments on investments in property, plant and equipment and intangible assets		(9,481)	(9,085)	(8,944)
Proceeds on disposals of companies, net of cash and cash equivalents disposed		1,823	4	552
Payments on investments in companies, net of cash and cash equivalents acquired		(37)	(2,948)	(5,744)
Proceeds on financial investments not included under cash equivalents		30	23	173
Payments made on financial investments not included under cash equivalents		(834)	(669)	(1,599)
Payments from cash surpluses not included under cash equivalents		(318)	(646)	(621)
Government grants received		1	13	7
Net cash used in investing activities	(Note 23)	(7,877)	(12,497)	(15,861)

Cash flows from financing activities
Dividends paid	(Note 12)	(3,273)	(7,567)	(6,249)
Transactions with equity holders		656	(399)	(883)
Proceeds on issue of debentures and bonds	(Note 13)	8,090	4,582	6,131
Proceeds on loans, borrowings and promissory notes		6,002	4,387	9,189
Cancellation of debentures and bonds	(Note 13)	(4,317)	(3,235)	(5,482)
Repayments of loans, borrowings and promissory notes		(8,401)	(2,680)	(7,954)
Net cash used in financing activities	(Note 23)	(1,243)	(4,912)	(5,248)
Effect of foreign exchange rate changes on collections and payments		(382)	(169)	(463)
Effect of changes in consolidation methods		1	10	7
Net increase (decrease) in cash and cash equivalents during the year		5,712	(85)	(4,893)
CASH AND CASH EQUIVALENTS AT JANUARY 1		4,135	4,220	9,113
CASH AND CASH EQUIVALENTS AT DECEMBER 31	(Note 13)	9,847	4,135	4,220

RECONCILIATION OF CASH AND CASH EQUIVALENTS WITH THE STATEMENT OF FINANCIAL POSITION

BALANCE AT JANUARY 1		4,135	4,220	9,113
Cash on hand and at banks		3,411	3,226	3,830
Other cash equivalents		724	994	5,283
BALANCE AT DECEMBER 31	(Note 13)	9,847	4,135	4,220
Cash on hand and at banks		7,973	3,411	3,226
Other cash equivalents		1,874	724	994
The accompanying Notes 1 to 24 and Appendices I to VI are an integral part of these consolidated statements of cash flow.

2012 Consolidated Financial Statements

Telefónica, S.A. and subsidiaries composing the Telefónica Group

Notes to the consolidated financial statements (consolidated annual accounts) for the year ended December 31, 2012

Note 1. Background and general information

Telefónica Group organizational structure

Telefónica, S.A. and its subsidiaries and investees (the “Telefónica Group” or "the Group”) make up an integrated group of companies operating mainly in the telecommunications and digital services industries.

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

On September 5, 2011, the Executive Committee of Telefónica’s Board of Directors approved a new organizational structure, embarking on a new era focused on the medium and long term with the aim of reinforcing its growth story, actively participating in the digital world and capturing the most of the opportunities afforded by its global scale and industrial alliances. This new structure became fully operational starting in 2012.

The main differences in the new organizational structure are:

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

•
The creation of a Global Resources operating unit designed to ensure the profitability and sustainability of the business by leveraging and unlocking economies of scale, as well as driving Telefónica’s transformation into a fully global company.

2012 Consolidated Financial Statements

The financial information included in these consolidated financial statements has been prepared on the basis of this new structure, and the comparative financial information for the previous financial year has been restated to facilitate comparison.

The business activities carried out by most of the Telefónica Group companies are regulated by broad ranging legislation, pursuant to which permits, concessions or licenses must be obtained in certain circumstances to provide the various services.

In addition, certain wireline and wireless telephony services are provided under regulated rate and price systems.

2012 Consolidated Financial Statements

Note 2. Basis of presentation of the consolidated financial statements

The accompanying consolidated financial statements were prepared from the accounting records of Telefónica, S.A. and of each of the companies comprising the Telefónica Group, whose separate financial statements were prepared in accordance with the generally accepted accounting principles prevailing in the various countries in which they are located, and for purposes of these consolidated financial statements are presented in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which for the purposes of the Telefónica Group are not different from those adopted by the European Union, to give a true and fair view of the consolidated equity and financial position at December 31, 2012, and of the consolidated results of operations, changes in consolidated equity and the consolidated cash flows obtained and used in the year then ended. The figures in these consolidated financial statements are expressed in millions of euros, unless otherwise indicated, and therefore may be rounded. The euro is the Group’s reporting currency.

The denominators used in the calculation of both basic and diluted earnings per share have been adjusted to reflect any transactions that changed the number of shares outstanding without a corresponding change in equity as if they had taken place at the start of the first period under consideration. In particular, the calculation takes into account the increase in share capital by means of a scrip dividend with a charge to unrestricted reserves approved by the shareholders at the General Shareholders’ Meeting held on May 14, 2012 and executed in June 2012 (see Note 12).

The accompanying consolidated financial statements for the year ended December 31, 2012 were prepared by the Company’s Board of Directors at its meeting on February 27, 2013 for submission for approval at the General Shareholders’ Meeting, which is expected to occur without modification.

Note 3 contains a detailed description of the most significant accounting policies used to prepare these consolidated financial statements.

For comparative purposes, the accompanying financial statements for 2012 include in the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows, and the notes thereto for the years then ended, the figures for 2011 and those of 2010.

Comparative information and main changes in the consolidation scope

The main events and changes in the consolidation scope affecting comparability of the consolidated information for 2012 and 2011 (see Appendix I for a more detailed explanation of the changes in consolidation scope in both those years and the main transactions in 2010) are as follows:

2012

a) Agreement to restructure the wireline and wireless businesses in Colombia

In April 2012, Telefónica Móviles Colombia, S.A. (a wholly-owned subsidiary of the Telefónica Group), the Colombian National Government (the “Colombian government”) and Colombia Telecomunicaciones, S.A. ESP (a company 52% owned by Telefónica Group and 48% owned by the Colombian government) signed an agreement to restructure their wireline and wireless businesses in Colombia. The agreement included the following commitments:

•	The merger of Colombia Telecomunicaciones, S.A., ESP and Telefónica Móviles Colombia, S.A.

•
The assumption by the government of the 48% of the payment obligations not yet due of Colombia Telecomunicaciones, S.A. ESP to PARAPAT (the consortium which owns the telecommunications assets and manages the pension funds for the entities that comprise the National Telecommunications Operator).

2012 Consolidated Financial Statements

•	The extension by six years, to 2028, of the remaining payment obligations not yet due from Colombia Telecomunicaciones, S.A. ESP to the PARAPAT.

Upon completion of the merger between Colombia Telecomunicaciones, S.A. ESP and Telefónica Móviles Colombia, S.A. on June 29, 2012, Telefónica Group obtained 70% shareholding in the resulting company and the Colombian government obtained the remaining 30% shareholding, in accordance with the valuations of the merging companies used to determine said shareholdings. In addition, in 2015 the government may increase its stake in the merged company by between 1% and 3%, based on such company´s operating performance in the period from 2011 to 2014.

As a result of entering in to these agreements, the Telefónica Group’s debt was reduced by 1,499 million euros, taking into account transaction costs.

The impacts of this operation were recognized as a 1,611 million euros increase in “Equity attributable to equity holders of the parent”, and a 116 million euros decrease in “Non-controlling interests."

The commitments assumed in the operation are described in Note 21.

b) Public offering of shares in Telefónica Deutschland Holding, A.G.

On October 29, 2012, the public offering of shares in the subsidiary Telefónica Deutschland Holding A.G. was completed. The placement price was set at 5.60 euros per share. A total of 258,750,000 shares were placed, corresponding to 23.17% of total capital of Telefónica Deutschland Holding, A.G.

The transaction totalled 1,449 million euros, and resulted in a 628 million euros decrease in “Retained earnings” In addition, “Non-controlling interests” rose 2,043 million euros as a result of the transaction, taking into account transaction costs.

Telefónica Deutschland Holding, A.G. shares began trading on the Frankfurt stock market (Prime Standard of the Frankfurt Stock Exchange) on October 30, 2012.

c) Sale of the investment in the CRM Atento business

On December 12, 2012, the Telefónica Group completed the sale of its Atento Customer Relationship Management (CRM) business to a group of companies controlled by Bain Capital.

The transaction was valued at 1,051 million euros, including a 110 million euros vendor loan and certain deferred payments also amounting to 110 million euros.

The transaction had the positive effect of reducing the Telefónica Group’s debt level by 812 million euros at the close of the transaction with further reductions in subsequent years, as the deferred payments are received.

Gains obtained on the divestment amounted to 61 million euros and were recognized under “Other income” in the 2012 consolidated income statement.

The Atento group companies sold through this transaction were derecognized from the consolidated group as of the date indicated.

d) Reduction in the investment in China Unicom

On June 10, 2012, Telefónica, S.A., through its subsidiary Telefónica Internacional, S.A.U., and China United Network Communications Group Company Limited, through a wholly-owned subsidiary, signed an agreement whereby the latter undertook to acquire from Telefónica 1,073,777,121 shares in China Unicom (Hong Kong) Limited (China Unicom), equivalent to 4.56% of that company´s capital. The share price was initially set at 10.21 Hong Kong dollars per share, and later modified on June 21, 2012 to 10.02 Hong Kong dollars per share.

After the requisite regulatory authorizations were secured on July 30, 2012, the sales transaction was completed, with Telefónica receiving 10,748 million Hong Kong dollars (approximately 1,142 million euros) on the sale. The transaction resulted in a loss of 97 million euros, recognized under "Other expenses" in the consolidated income statement for 2012.

2012 Consolidated Financial Statements

Under this agreement, the Telefónica Group retains 5.01% of China Unicom, which gives it a seat on the company’s Board of Directors, and undertakes not to dispose of this stake for a period of least 12 months from the sale of the 4.56% aforementioned.

e) Reduction of the value of the shareholding in Telecom Italia, S.p.A.

In 2012, Telco, S.p.A. adjusted in the value of its investment in Telecom Italia, S.p.A, to 1.20 euros per share. The negative impact of this valuation adjustment, after taking into account the recovery of all operating synergies considered at the time of the investment and the contribution of results for the year, totalled 1,277 million euros, and resulted in an 894 million euros decrease in profits for the year attributable to equity holders of the parent, net of the corresponding tax effect.

2011

a) Corporate structure in Brazil

On March 25, 2011 the Boards of Directors of each of the subsidiaries controlled by Telefónica, Vivo Participações and Telesp, approved the terms and conditions of a restructuring process whereby all shares of Vivo Participações that were not owned by Telesp were exchanged for Telesp shares, at a rate of 1.55 new Telesp shares for each Vivo Participações share. These shares then became the property of Telesp, whereby Vivo Participações then became a wholly owned subsidiary of Telesp. The restructuring process was approved by the shareholders of Vivo Participações at the Extraordinary General Shareholders’ Meeting held on April 27, 2011 and by the shareholders of Telesp at the Extraordinary General Shareholders´ Meeting held on the same date following authorization by the Brazilian telecommunications regulator, ANATEL.

Once the shares were exchanged, the Telefónica Group became the owner of 73.9% of Telesp which, in turn, held 100% ownership of the shares of Vivo, S.A. The impact on equity attributable to equity holders of the parent arising from this transaction was an increase of 661 million euros (an increase of 984 million euros in “Retained earnings” offset by the impact of translation differences), with a balancing entry in equity attributable to non-controlling interests.

On June 14, 2011, the Boards of Directors of Vivo Participações and Telesp approved a restructuring plan whose objective was to simplify the corporate structure of both companies and foster their integration, eliminating Vivo Participações from the corporate chain through the incorporation of its total equity into Telesp, and concentrating all mobile telephony activities in Vivo, S.A. (now a direct subsidiary of Telesp).

The transaction was also subject to authorization from the Brazilian telecommunications regulator and was approved at the General Shareholders’ Meetings of both companies on October 3, 2011. The company arising from the merger changed its name to Telefónica Brasil, S.A.

As a result of the merger between the Brazilian companies Telesp and Vivo Participações in October 2011, the tax amounts of certain identifiable assets in the purchase price allocation were changed, including the amount of licenses, when then became tax deductible under Brazilian tax regulations. The change in the tax value of the licenses led to the reversal of the deferred tax liability recognized in the prior purchase price allocation. The impact on “Corporate income tax” in the 2011 consolidated income statement amounted to 1,288 million euros (952 million euros in profit attributable to equity holders of the parent) (Note 17).

b) Redundancy plan in Spain

On July 7, 2011, Telefónica de España, S.A.U. agreed with workers’ representatives a collective redundancy procedure for the period from 2011 to 2013 for up to a maximum of 6,500 employees, through voluntary, universal and non-discriminatory programs. The redundancy plan was approved by the employment authorities on July 14, 2011.

The Group recognized the estimated impact of its 2011 workforce restructuring plan for Spain under “Personnel expenses” of the accompanying consolidated income statement, in an amount of 2,671 million euros (Note 15).

2012 Consolidated Financial Statements

Note 3. Accounting policies

The principal accounting policies used in preparing the accompanying consolidated financial statements are as follows:

a) Translation methodology

The financial statements of the Group’s foreign subsidiaries were translated into euros at the year-end exchange rates, except for:

•	Capital and reserves, which were translated at historical exchange rates.

•	Income statements, which were translated at the average exchange rates for the year.

•	Statements of cash flows, which were translated at the average exchange rate for the year.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on business combinations are treated as assets and liabilities of the foreign operation and therefore translated at the closing exchange rate.

The exchange rate differences arising from the application of this method are included in “Translation differences” under “Equity attributable to equity holders of the parent” in the accompanying consolidated statements of financial position, net of the portion of said differences attributable to non-controlling interests, which is shown under “Non-controlling interests”. On disposal or partial disposal of a foreign operation, the proportionate share of the cumulative translation difference since January 1, 2004 (the IFRS transition date) relating to that particular foreign operation is recognized in profit or loss together with any gain or loss from disposal. On disposals that result in the loss of control of a subsidiary, the loss of significant influence over an associate or the loss of joint control over a jointly controlled entity, the full cumulative translation difference relating to that particular foreign operation is recognized in profit or loss.

The financial statements of Group companies whose functional currency is the currency of a hyperinflationary economy are adjusted for inflation in accordance with the procedure described in the following paragraph, prior to their translation into euros. Once restated, all items of the financial statements are converted into euros using the closing exchange rate. Amounts shown for prior years for comparative purposes are not modified.

To determine the existence of hyperinflation, the Group assesses the qualitative characteristics of the economic environment of the country, such as the trends in inflation rates over the previous three years. The financial statements of companies whose functional currency is the currency of a hyperinflationary economy are adjusted to reflect the changes in purchasing power of the local currency, such that all items in the statement of financial position not expressed in current terms (non-monetary items) are restated by applying a general price index at the financial statement closing date, and all income and expense, profit and loss are restated monthly by applying appropriate adjustment factors. The difference between initial and adjusted amounts is included in profit or loss and separately disclosed.

Accordingly, Venezuela was classified as a hyperinflationary economy in 2012 and 2011. The inflation rates used to prepare the restated financial information are those published by the Central Bank of Venezuela. On an annual basis, these rates are 20.07% and 27.59% for 2012 and 2011, respectively.

b) Foreign currency transactions

Monetary transactions denominated in foreign currencies are translated into euros at the exchange rates prevailing on the transaction date, and are adjusted at year end to the exchange rates then prevailing.

All realized and unrealized exchange gains or losses are included in the income statement for the year, with the exception of gains or losses arising from monetary items (specific financing of investments in foreign operations) that qualify as hedging instruments in a cash flow hedge (see Note 3 i), and exchange gains or losses on intra-group monetary items that form part of the parent company’s net investment in a foreign operation, which are included under “Other comprehensive income”.

2012 Consolidated Financial Statements

c) Goodwill

For business combinations occurring from January 1, 2010, the effective date of Revised IFRS 3, Business combinations, goodwill represents the excess of acquisition cost over the fair values of identifiable assets acquired and liabilities assumed at the acquisition date. Cost of acquisition is the sum of the fair value of consideration transferred and the amount of any non-controlling interests. For each business combination, the company measures any non-controlling interests either at fair value or at their proportionate share of the net identifiable assets acquired. After initial recognition, goodwill is carried at cost, less any accumulated impairment losses. Whenever an equity interest is held in the acquiree prior to the business combination (business combinations achieved in stages), the carrying value of such previously held equity interest is remeasured at its acquisition-date fair value and the resulting gain or loss, if any, is recognized in profit or loss.

For business combinations that occurred after January 1, 2004, the IFRS transition date, and prior to January 1, 2010, the effective date of Revised IFRS 3, Business combinations, goodwill represents the excess of the acquisition cost over the acquirer’s interest, at the acquisition date, in the fair values of identifiable assets, liabilities and contingent liabilities acquired from a subsidiary or joint venture. After initial recognition, goodwill is carried at cost, less any accumulated impairment losses.

In the transition to IFRS, Telefónica used the exemption allowing not to restate business combinations that occurred before January 1, 2004. As a result, the accompanying consolidated statements of financial position include goodwill net of amortization deducted until December 31, 2003, arising from the difference between the consideration paid to acquire shares of consolidated subsidiaries, and their carrying amount plus any fair value adjustments to the carrying amounts of assets and liabilities acquired.

In all cases, goodwill is recognized as an asset denominated in the currency of the company acquired.

Goodwill is tested for impairment annually or more frequently if there are certain events or changes indicating the possibility that the carrying amount may not be fully recoverable.

The potential impairment loss is determined by assessing the recoverable amount of the cash generating unit (or group of cash generating units) to which the goodwill is allocated from the acquisition date. If this recoverable amount is less than the carrying amount, an irreversible impairment loss is recognized in income (see Note 3 f).

d) Intangible assets

Intangible assets are carried at acquisition or production cost, less any accumulated amortization or any accumulated impairment losses.

The useful lives of intangible assets are assessed as either finite or indefinite. Intangible assets with finite lives are amortized systematically over the useful economic life and assessed for impairment whenever events or changes indicate that their carrying amount may not be recoverable. Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, or more frequently in the event of indications that their carrying amount may not be recoverable (see Note 3 f).

Management reassesses the indefinite useful life classification of these assets on an annual basis.

Amortization methods and schedules are revised annually at year end and, where appropriate, adjusted prospectively.

Research and development costs

Research costs are expensed as incurred. Expenditure incurred in developing new products to be available for sale or use within the Group’s own network, and whose future economic viability is reasonably certain, are recognised as an intangible asset and amortized on a straight-line basis over the period during which the related project is expected to generate economic benefits, starting upon its completion.

Recoverability is deemed to be reasonably assured when the Group can demonstrate the technical feasibility of completing the intangible asset, its intention to complete the project and its ability to use or sell the asset, and how the asset will generate future economic benefits.

2012 Consolidated Financial Statements

During the period of development, the asset is tested for impairment annually, or more frequently if there are indications that the carrying amount may not be fully recoverable. Development expenditures incurred in connection with projects that are not economically viable are written off when this circumstance becomes known.

Service concession arrangements and licenses

Such arrangements relate to the acquisition cost of licenses granted to the Telefónica Group by various public authorities to provide telecommunications services and to the value allocated to licenses held by certain companies at the time they were included in the Telefónica Group.

These assets are amortized on a straight-line basis over the duration of related licenses from the moment commercial operation begins.

Customer base

This item primarily represents the allocation of acquisition costs attributable to customers acquired in business combinations, as well as the acquisition value of this type of assets in a third-party transaction for good and valuable consideration. Amortization is on a straight-line basis over the estimated period of the customer relationship.

Software

Software is carried at cost and amortized on a straight-line basis over its useful life, generally estimated to be between three and five years.

e) Property, plant and equipment

Property, plant and equipment is carried at cost less any accumulated depreciation and any accumulated impairment in value. Land is not depreciated.

Cost includes external costs and internal costs comprising warehouse materials used, direct labour used in installation work and the allocable portion of the indirect costs required for the related asset. The latter two items are recorded as revenues under “Other income - Own work capitalized”. Cost includes, where appropriate, the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, the obligation for which the entity incurs either when the item is acquired or as a consequence of having used it.

Interest and other financial expenses incurred and directly attributable to the acquisition or construction of qualifying assets are capitalized. Qualifying assets at the Telefónica Group are those assets that require a period of at least 18 months to bring the assets to the condition necessary for their intended use or sale.

The costs of expansion, modernization or improvement leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of assets are capitalized when recognition requirements are met.

Upkeep and maintenance expenses are expensed as incurred.

The Telefónica Group assesses the need to write down, if appropriate, the carrying amount of each item of property, plant and equipment to its recoverable amount, whenever there are indications that the asset’s carrying amount exceeds the higher of its fair value less costs to sell or its value in use. The impairment charge is reversed if the factors giving rise to the impairment disappear (see Note 3 f).

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

2012 Consolidated Financial Statements

Assets’ estimated residual values and methods and depreciation periods are reviewed, and adjusted if appropriate, prospectively at each financial year end.

f) Impairment of non-current assets

Non-current assets, including property, plant and equipment, goodwill and intangible assets are assessed at each reporting date for indications of impairment losses. Wherever such indications exist, or in the case of assets which are subject to an annual impairment test, recoverable amount is estimated. An asset’s recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows deriving from the use of the asset or its cash generating unit, as applicable, are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. When the carrying amount of an asset exceeds its recoverable amount, the asset is considered to be impaired. In this case, the carrying amount is written down to recoverable amount and the resulting loss is recognized in the income statement. Future depreciation or amortization charges are adjusted for the asset’s new carrying amount over its remaining useful life. Each asset is individually assessed, unless the asset does not generate cash inflows that are largely independent of those from other assets (or cash generating units).

The Group bases the calculation of impairment on the business plans of the various cash generating units to which the assets are allocated. These business plans generally cover a period of three to five years. For longer periods, projections based on these plans are used considering an expected constant or decreasing growth rate.

When there are new events or changes in circumstances that indicate that a previously recognized impairment loss no longer exists or has decreased, a new estimate of the asset’s recoverable amount is made. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. The reversal is limited to the net carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in profit or loss and the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount. Impairment losses relating to goodwill shall not be reversed in future periods.

g) Lease agreements

The determination of whether an arrangement is, or contains a lease is based on the substance of the agreement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset and the agreement conveys a right to the use of the asset.

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

In sale and leaseback transactions resulting in a finance lease, the asset sold is not derecognized and the portion of the consideration received representing the present value of future lease payments is considered a financing item for the lease term and the remaining portion, if any, is deferred and recognized in income over the lease term. However, when the sale and leaseback transaction results in an operating lease, and it is clear that both the sale transaction and subsequent lease are established at fair value, the asset is derecognized and any gain or loss in the transaction is recognized.

h) Investment in associates

The Telefónica Group’s investments in companies in which it has significant influence but does not control, or jointly control with third parties, are accounted for using the equity method. The Group evaluates whether it has significant influence not only on the basis of its ownership percentage but also on the existence of qualitative factors such representation on the board of directors of the investee, its participation in decision-making processes, interchange of

2012 Consolidated Financial Statements

managerial personnel and access to technical information. The carrying amount of investments in associates includes related goodwill and the consolidated income statement reflects the share of profit or loss from operations of the associate. If the associate recognizes any gains or losses directly in equity, the Group also recognizes the corresponding portion of these gains or losses directly in its own equity.

The Group assesses the existence of indicators of impairment of the investment in each associate at each reporting date in order to recognize any required valuation adjustments. To do so, the recoverable value of the investment as a whole is determined as described in Note 3.f.

i) Financial assets and liabilities

Financial investments

All regular way purchases and sales of financial assets are recognized in the statement of financial position on the trade date, i.e. the date that the Company commits to purchase or sell the asset. The Telefónica Group classifies its financial assets into four categories for initial recognition purposes: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale financial assets. When appropriate, the Company re-evaluates the designation at each financial year end.

Financial assets held for trading, i.e., investments made with the aim of realizing short-term returns as a result of price changes, are included in the category financial assets at fair value through profit or loss and presented as current or non-current assets, depending on their maturity. Derivatives are classified as held for trading unless they are designated as effective hedging instruments .The Group also classifies certain financial instruments under this category when doing so eliminates or significantly reduces measurement or recognition inconsistencies that would otherwise arise from the application of other criteria for measuring assets and liabilities or for recognizing gains and losses on different bases. Also in this category are financial assets for which an investment and disposal strategy has been designed based on their fair value .Financial instruments included in this category are recorded at fair value and are remeasured at subsequent reporting dates at fair value, with any realized or unrealized gains or losses recognized in the income statement.

Financial assets with fixed maturities that the Group has the positive intention and ability – legal and financial – to hold to maturity are classified as held-to-maturity and presented as current assets or non-current assets depending on the time left until settlement. Financial assets under this category are measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the investments are settlement or impaired, as well as through the amortization process.

Financial assets which the Group intends to hold for an indefinite period of time and could be sold at any time in response to needs for liquidity requirements or in response to changes in market conditions are classified as available-for-sale. These investments are presented as non-current assets, unless it is probable and feasible that they will be sold within 12 months. Financial assets in this category are measured at fair value. Gains or losses arising from changes in fair value at each financial year end are recognized in equity until the investment is derecognized or impaired, at which time the cumulative gain or loss previously reported in equity is recognized in profit or loss. Interest income is recorded using the effective interest rate and included in the income statement. Dividends from available-for-sale equity investments are recognized in the income statement when the Group has the right to receive the dividend.

Fair value is determined in accordance with the following criteria:

1.	Listed securities on active markets:

Fair value is considered to be quoted market price or other valuation references available at the closing date.

2.	Unlisted securities:

Fair value is determined using valuation techniques such as discounted cash flow analysis, option valuation models, or by reference to arm’s length market transactions. Exceptionally, for equity instruments whose fair value cannot be reliably determined, the investments are carried at cost.

Loans and receivables include financial assets with fixed or determinable payments that are not quoted in an active market and do not fall into any of the previously mentioned categories. These assets are carried at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the loans and receivables are derecognized or impaired, as well as through the amortization process. Trade receivables are recognized

2012 Consolidated Financial Statements

at the original invoice amount. A valuation adjustment is recorded when there is objective evidence of customer collection risk. The amount of the valuation adjustment is calculated as the difference between the carrying amount of the bad debt and their recoverable amount. As a general rule, current trade receivables are not discounted.

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

For available-for-sale financial assets, the Company assesses individually for each security whether there is any objective evidence of impairment as a result of one or more events indicating that the carrying amount of the security will not be recovered. If there is objective evidence that an available-for-sale financial instrument is impaired, the cumulative loss recognized in equity, measured as the difference between the acquisition cost (net of any principal payments and amortization made) and the fair value at that date, less any impairment loss on that investment previously recognized in the income statement, is removed from equity and recognized in the consolidated income statement.

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

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and at banks, demand deposits and other highly liquid investments with an original maturity of three months or less which are subject to an insignificant risk of changes in value. These items are carried at historical cost, which does not differ significantly from realizable value.

For the purpose of the consolidated statement of cash flows, cash and cash equivalents are shown net of any outstanding bank overdrafts.

Preferred stock

Preferred shares are classified as a liability or equity instrument depending on the issuance terms. A preferred share issue is considered equity only when the issuer does not have an obligation to deliver cash or another financial asset, either as principle repayment or as dividend payment, whereas it is recorded as a financial liability on the statement of financial position whenever the Telefónica Group does not have the unconditional right to avoid cash payments.

Issues and interest-bearing debt

These debts are recognized initially at their fair value, which is normally the transaction price, less directly attributable transaction costs. After initial recognition, these financial liabilities are measured at amortized cost using the effective interest rate method. Any difference between the cash received (net of transaction costs) and the repayment value is recognized in the income statement over the life of the debt. Interest-bearing debt is considered non-current when its maturity is over 12 months or the Telefónica Group has full discretion to defer settlement for at least another 12 months from the reporting date.

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

2012 Consolidated Financial Statements

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

Changes in fair value of derivatives that qualify as fair value hedging instruments are recognized in the income statement, together with changes in the fair value of the hedged asset or liability attributable to the risk being hedged.

Changes in the fair value of derivatives that qualify and have been assigned to hedge cash flows, which are highly effective, are recognized in equity. The ineffective portion is recognized immediately in the income statement. Fair value changes from hedges that relate to firm commitments or forecast transactions that result in the recognition of non-financial assets or liabilities are included in the initial carrying amount of those assets or liabilities. Otherwise, changes in fair value previously recognized in equity are recognized in the income statement in the period in which the hedged transaction affects profit or loss.

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

From inception, the Group formally documents the hedging relationship between the derivative and the hedged item, as well as the associated risk management objectives and strategies. The documentation includes identification of the hedge instrument, the hedged item or transaction and the nature of the risk being hedged .In addition, it states how it will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Hedge effectiveness is assessed, prospectively and retrospectively, both at the inception of the hedge relationship and on a systematic basis throughout the life of the hedge.

Hedge accounting is discontinued whenever the hedging instrument expires or is sold, terminated or settled, the hedge no longer meets the criteria for hedge accounting or the Company revokes the designation .In these instances, gains or losses accumulated in equity are not taken to the income statement until the forecast transaction or firm commitment affects profit or loss. However, if the hedged transaction is no longer expected to occur, the cumulative gains or losses recognized directly in equity are recognized immediately in the income statement.

The fair value of the unquoted derivative portfolio includes estimates based on calculations using observable market data, as well as specific pricing and risk-management tools commonly used by financial entities. For quoted derivatives, the market price is used.

j) Inventories

Materials stored for use in investment projects and inventories for consumption and replacement are valued at the lower of weighted average cost and net realizable value.

2012 Consolidated Financial Statements

When the cash flows associated with the purchase of inventory are effectively hedged, the corresponding gains and losses accumulated in equity become part of the cost of the inventories acquired.

Obsolete, defective or slow-moving inventories have been written down to estimated net realizable value. The recoverable amount of inventory is calculated based on inventory age and turnover.

k) Own equity instruments

Treasury shares are stated at cost and deducted from equity. Any gain or loss obtained on the purchase, sale, issue or cancellation of treasury shares is recognized directly in equity.

Call options on treasury shares to be settled through the physical delivery of a fixed number of shares at a fixed price are considered own equity instruments. They are measured at the amount of premium paid and are presented as a reduction in equity. If the call options are exercised upon maturity, the amount previously recognized is reclassified as treasury shares together with the price paid. If the options are not exercised upon maturity, the amount is recognized directly in equity.

l) Provisions

Pensions and other employee obligations

Provisions required to cover the accrued liability for defined-benefit pension plans are determined using “the projected unit credit” actuarial valuation method. The calculation is based on demographic and financial assumptions for each country considering the macroeconomic environment. The discount rates are determined based on high quality market yield curves. Plan assets are measured at fair value. Actuarial gains and losses on post-employment defined-benefit plans are recognized immediately in equity.

For defined-contribution pension plans, the obligations are limited to the payment of the contributions, which are recognized in the income statement as accrued.

Provisions for post-employment benefits (e.g. early retirement or other) are calculated individually based on the terms agreed with the employees. In some cases, these may require actuarial valuations based on both demographic and financial assumptions. Actuarial gains and losses on termination plans are recognized immediately in net income.

Other provisions

Provisions are recognized when the Group has a present obligation (legal or constructive), as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset, but only when it is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of the time value of money is material, provisions are discounted, and the corresponding increase in the provision due to the passage of time is recognized as a finance cost.

m) Share-based payments

The Group has compensation systems linked to the market value of its shares, providing employees share options. Certain compensation plans are cash-settled, while others are equity-settled.

For cash-settled share-based transactions, the total cost of the rights granted is recognized as an expense in the income statement over the vesting period with recognition of a corresponding liability. The total cost of the options is measured initially at fair value at the grant date using statistical techniques, taking into account the terms and conditions established in each share option plan. At each subsequent reporting date, the Group reviews its estimate of fair value and the number of options expected to be settled, remeasuring the liability, with changes in fair value recognized in the income statement.

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

2012 Consolidated Financial Statements

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

The main temporary differences arise due to differences between the tax bases and carrying amounts of property, plant and equipment, intangible assets, and non-deductible provisions, as well as differences between the fair value and the tax base of net assets acquired from a subsidiary, associate or joint venture.

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

o) Revenue and expenses

Revenue and expenses are recognized on the income statement on an accrual basis; i.e. when the flow of goods or services takes place, regardless of when the payment or collection is being made.

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

Revenues from calls carried on Telefónica’s networks (traffic) entail an initial call establishment fee plus a variable call rate, based on call length, distance and type of service .Both wireline and wireless traffic is recognized as revenue as service is provided. For prepaid calls, the amount of unused traffic generates a deferred revenue presented in “Trade and other payables” on the statement of financial position. Prepaid cards generally expire within 12 months and any deferred revenue from prepaid traffic is recognized directly in the income statement when the card expires as the Group has no obligation to provide service after expiry date.

2012 Consolidated Financial Statements

Revenue from traffic sales and services at a fixed rate over a specified period of time (flat rate) are recognized on a straight-line basis over the term covered by the rate paid by the customer.

Connection fees arising when customers connect to the Group’s network are deferred and recognized in the income statement throughout the average estimated customer relationship period, which varies by type of service. All related costs, except those related to network enlargement expenses, administrative expenses and overhead, are recognized in the income statement as incurred.

Installation fees are taken to the income statement on a straight-line basis over the related period. Equipment leases and other services are taken to profit or loss as they are consumed.

Interconnection revenues from wireline-wireless and wireless-wireline calls and other customer services are recognized in the period in which the calls are made.

Revenues from handset and equipment sales are recognized once the sale is considered complete, i.e., generally when delivered to the end customer.

In the wireless telephony business there are loyalty programs whereby customers obtain points for the telephone traffic they generate. The amount assigned to points awarded is recognized as deferred income until the points are redeemed and recognized as sales or services according to the product or service chosen by the customer. Point redemption can be for discounts on the purchase of handsets, traffic or other types of services depending on the number of points earned and the type of contract involved. The accompanying consolidated statements of financial position include the related deferred revenue, based on an estimate of the value of the points accumulated at year-end, under “Trade and other payables.”

Bundled packages, which include multiple elements, are sold in the wireline, wireless and internet businesses. They are assessed to determine whether it is necessary to separate the separately identifiable elements and apply the corresponding revenue recognition policy to each element. Total package revenue is allocated among the identified elements based on their respective fair values (i.e. the fair value of each element relative to the total fair value of the package).

As connection or initial activation fees, or upfront non-refundable fees, are not separately identifiable elements in these types of packages, any revenues received from the customer for these items are allocated to the remaining elements. Additionally, when allocating revenue of the packages into the components, amounts contingent upon delivery of undelivered elements are not allocated to delivered elements.

All expenses related to bundled promotional packages are recognized in the income statement as incurred.

p) Use of estimates, assumptions and judgments

The key assumptions concerning the future and other relevant sources of uncertainty in estimates at the reporting date that could have a significant impact on the consolidated financial statements within the next financial year are discussed below.

A significant change in the facts and circumstances on which these estimates and related judgments are based could have a material impact on the Group’s results and financial position. In this sense, sensitivity analyses are performed for the most relevant situations (see notes 7 and 15).

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

When an item of property, plant and equipment or an intangible asset is considered to be impaired, an impairment loss is recognized in the income statement for the period. The decision to recognize an impairment loss involves estimates of the timing and amount of the impairment, as well as analysis of the reasons for the potential loss. Furthermore, additional

2012 Consolidated Financial Statements

factors, such as technological obsolescence, the suspension of certain services and other circumstantial changes are taken into account.

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

q) Consolidation methods

The consolidation methods applied are as follows:

•	Full consolidation method for companies which the Company controls either by exercising effective control or by virtue of agreements with other shareholders.

2012 Consolidated Financial Statements

•
Proportionate consolidation method for companies which are jointly controlled with third parties (joint ventures).Similar items are grouped together such that the corresponding proportion of these companies' overall assets, liabilities, expenses and revenues and cash flows are integrated on a line by line basis into the consolidated financial statements.

•	Equity method for companies in which there is significant influence, but not control or joint control with third parties.

In certain circumstances, some of the Group’s investees may require a qualified majority to adopt certain resolutions. This, together with other relevant factors, is taken into account when selecting the consolidation method.

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

Revenue and expenses from discontinued operations are presented in a separate line on the consolidated income statement. Discontinued operations are those with identifiable operations and cash flows (for both operating and management purposes) and that represent a major line of business or geographic unit which has been disposed of or is available for sale.

The share of non-controlling interests in the equity and results of the fully consolidated subsidiaries is presented under "Non-controlling interests" on the consolidated statement of financial position and income statement, respectively.

r) Acquisitions and disposals of non-controlling interests

Changes in investments in subsidiaries without loss of control:

Prior to January 1, 2010, the effective date of IAS 27 (Amended) Consolidated and separate financial statements, the Telefónica Group accounted for any increase in its ownership interest in a subsidiary via purchases of non-controlling interests by recognizing any difference between the acquisition price and the carrying amount of the non-controlling interest as goodwill. In transactions involving the sale of investments in subsidiaries in which the Group retained control, the Telefónica Group derecognized the carrying amount of the interest sold, including any related goodwill. The difference between this amount and the consideration received was recognized as a gain or loss in the consolidated income statement.

Effective January 1, 2010, any increase or decrease in the percentage of ownership interest in subsidiaries that does not result in a loss of control is accounted for as a transaction with owners in their capacity as owners, which means that as of the aforementioned date, these transactions do not give rise to goodwill or generate profit or loss; any difference between the carrying amount of the non-controlling interests and the fair value of the consideration received or paid, as applicable, is recognized in equity. On the partial disposal of a subsidiary that includes a foreign operation, the proportionate share of the cumulative translation differences recorded in equity is re-attributed to the non-controlling interests in that foreign operation.

Commitments to acquire non-controlling interests (put options):

Put options granted to non-controlling interests of subsidiaries are measured at the exercise price and classified as a financial liability, with a deduction from non-controlling interests on the consolidated statement of financial position at each reporting date. Prior to January 1, 2010, the effective date of IAS 27 (Amended) Consolidated and separate financial statements, where the exercise price exceeded the balance of non-controlling interests, the difference was recognized as

2012 Consolidated Financial Statements

an increase in the goodwill of the subsidiary. At each reporting date, the difference was adjusted based on the exercise price of the options and the carrying amount of non-controlling interests. As of January 1, 2010, the effect of this adjustment is recognized in equity in line with the treatment of transactions with owners described in the previous paragraph.

s) New IFRS and interpretations of the IFRS Interpretations Committee (IFRIC)

The accounting policies applied in the preparation of the financial statements for the year ended December 31, 2012 are consistent with those used in the preparation of the Group’s consolidated annual financial statements for the year ended December 31, 2011, except for the application of new standards, amendments to standards and interpretations published by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee (IFRIC), and adopted by the European Union, effective as of January 1, 2012, noted below:

•	Amendments to IFRS 7, Financial Instruments: Disclosures - Transfers of financial assets

This amendment enhances the disclosure required on the assignment and or transfer of financial assets to enable the Group's exposure to risk in this type of operations to be assessed together with the effects of such risks on its financial position. The adoption of this amendment has led to include certain disclosures in the Group’s consolidated financial statements (see note 11).

•	Amendments to IAS 12, Deferred taxes: Recovery of underlying assets

Under IAS 12 the measurement of deferred taxes is based on the expected manner of recovery of the underlying assets. This amendment provides an exception to this general principle in respect of investment property measured using the fair value method. Under the amendment, the measurement of this type of asset is based on a rebuttable presumption that the fair value of the investment will be recovered through its sale. The Group values its investment properties at cost, and therefore the early application of this amendment has had no impact on its financial position or results.

New standards and IFRIC interpretations issued but not effective as of December 31, 2012

At the date of preparation of the accompanying consolidated financial statements, the following IFRS, amendments and IFRIC interpretations had been issued by the IASB, but their application was not mandatory:

Standards and amendments		Mandatory application: annual periods beginning on or after
IFRS 9	Financial instruments	January 1, 2015
IFRS 10	Consolidated financial statements	January 1, 2013
IFRS 11	Joint arrangements	January 1, 2013
IFRS 12	Disclosures of interests in other entities	January 1, 2013
IFRS 13	Fair value measurement	January 1, 2013
Revised IAS 19	Employee benefits	January 1, 2013
Revised IAS 27	Separate financial statements	January 1, 2013
Revised IAS 28	Investments in associates and joint ventures	January 1, 2013
Amendments to IFRS 7	Disclosures – Offsetting of financial assets and liabilities	January 1, 2013
	Disclosures - Transition to IFRS 9	January 1, 2015
Amendments to IAS 1	Presentation of items of other comprehensive income	July 1, 2012
Amendments to IAS 32	Offsetting of financial assets and liabilities	January 1, 2014
Amendments to IFRS 10, IFRS 11, IFRS 12 and IAS 27	Investment entities	January 1, 2014
Improvements to IFRSs 2009-2011 ( May 2012)		January 1, 2013

2012 Consolidated Financial Statements

Interpretations		Mandatory application: annual periods beginning on or after
IFRIC 20	Stripping costs in the production phase of a surface mine	January 1, 2013

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

2012 Consolidated Financial Statements

Note 4. Segment information

As of January 1, 2012, the Telefónica Group’s consolidated segment results are reported in accordance with the new organizational structure approved in September 2011 (see Note 1), based on two regional business units, Telefónica Latin America and Telefónica Europe.

The Telefónica Group’s integrated, regional management model means that the legal structure of the companies is not relevant for the presentation of Group financial information. The operating results of each business unit are therefore presented independently, regardless of their legal structure.

In line with this new organization, Telefónica has included in the Telefónica Latin America and Telefónica Europe regional business units all information pertaining to wireline, wireless, cable, internet and television businesses, in accordance with each location. “Other and eliminations" includes the companies belonging to the global business units Telefónica Digital and Telefónica Global Resources, the Atento business up to the date of divestment (see Note 2), other Group companies and eliminations in the consolidation process.

In order to facilitate the comparison of information, the figures for Telefónica Europe and Telefónica Latin America for 2011 and 2010 have been restated to reflect the new organization structure, as of January 1, 2010. This does not have any impact on Telefónica’s consolidated results for 2011 or 2010.

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

The Group manages its borrowing activities and tax implications centrally. Therefore, it does not disclose the related assets, liabilities, revenue and expenses by reportable segments.

In order to present the information by region, revenue and expenses arising from intra-group invoicing for the use of the trademark and management services have been eliminated from the operating results of each Group region, while centrally-managed projects have been incorporated at a regional level. These adjustments have no impact on the Group’s consolidated results.

Inter-segment transactions are carried out at market prices.

2012 Consolidated Financial Statements

Key segment information is as follows:

2012
Millions of euros	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
Revenues	30,520	29,995	1,841	62,356
External revenues	30,393	29,822	2,141	62,356
Inter-segment revenues	127	173	(300)	−
Other operating income and expenses	(19,417)	(19,751)	(1,957)	(41,125)
OIBDA	11,103	10,244	(116)	21,231
Depreciation and amortization	(5,088)	(5,011)	(334)	(10,433)
OPERATING INCOME	6,015	5,233	(450)	10,798
CAPITAL EXPENDITURE	5,455	3,513	490	9,458
INVESTMENTS IN ASSOCIATES	3	2	2,463	2,468
FIXED ASSETS	42,062	40,671	2,327	85,060
TOTAL ALLOCATED ASSETS	64,321	51,686	13,766	129,773
TOTAL ALLOCATED LIABILITIES	29,019	20,624	52,469	102,112

2011 Revised (*)
Millions of euros	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
Revenues	28,941	32,066	1,830	62,837
External revenues	28,830	31,884	2,123	62,837
Inter-segment revenues	111	182	(293)	−
Other operating income and expenses	(18,051)	(22,788)	(1,788)	(42,627)
OIBDA	10,890	9,278	42	20,210
Depreciation and amortization	(4,770)	(5,081)	(295)	(10,146)
OPERATING INCOME	6,120	4,197	(253)	10,064
CAPITAL EXPENDITURE	5,260	4,513	451	10,224
INVESTMENTS IN ASSOCIATES	3	1	5,061	5,065
FIXED ASSETS	43,694	42,424	2,516	88,634
TOTAL ALLOCATED ASSETS	62,401	55,366	11,856	129,623
TOTAL ALLOCATED LIABILITIES	27,127	21,910	53,203	102,240
(*) From January 1st, 2012, and due to the implementation of the new organization announced in September 2011, companies related to the digital world and global resources that were previously included in the consolidation perimeter of T. Latinoamérica (Terra, Medianetworks Perú, Wayra and the joint venture Wanda), T. Spain and T. Europe (TIWS, TNA, Jajah, Tuenti and Terra España) have been excluded from those consolidation perimeters and are included within "Other companies and eliminations". As a result, the results of Telefónica Europe, Telefónica Latin America and "Other companies and eliminations" have been restated for the fiscal year 2011 and 2010, to reflect the above mentioned new organization.

2012 Consolidated Financial Statements

2010 Revised (*)
Millions of euros	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
Revenues	25,476	33,726	1,535	60,737
External revenues	25,326	33,477	1,934	60,737
Inter-segment revenues	150	249	(399)	−
Other operating income and expenses	(11,846)	(21,185)	(1,929)	(34,960)
OIBDA	13,630	12,541	(394)	25,777
Depreciation and amortization	(3,944)	(5,086)	(273)	(9,303)
OPERATING INCOME	9,686	7,455	(667)	16,474
CAPITAL EXPENDITURE	5,419	5,092	333	10,844
INVESTMENTS IN ASSOCIATES	71	2	5,139	5,212
FIXED ASSETS	45,288	42,683	2,434	90,405
TOTAL ALLOCATED ASSETS	64,589	58,147	7,039	129,775
TOTAL ALLOCATED LIABILITIES	28,936	20,782	48,373	98,091
(*) From January 1st, 2012, and due to the implementation of the new organization announced in September 2011, companies related to the digital world and global resources that were previously included in the consolidation perimeter of T. Latinoamérica (Terra, Medianetworks Perú, Wayra and the joint venture Wanda), T. Spain and T. Europe (TIWS, TNA, Jajah, Tuenti and Terra España) have been excluded from those consolidation perimeters and are included within "Other companies and eliminations". As a result, the results of Telefónica Europe, Telefónica Latin America and "Other companies and eliminations" have been restated for the fiscal year 2011 and 2010, to reflect the above mentioned new organization.

2012 Consolidated Financial Statements

The composition of segment revenues, detailed by the main countries in which the Group operates, is as follows:

	2012				2011(*)				2010(*)
Country	Fixed	Mobile	Other and elims.	Total	Fixed	Mobile	Other and elims.	Total	Fixed	Mobile	Other and elims.	Total
Latin America				30,520				28,941				25,476
Brazil	5,045	8,573	−	13,618	5,890	8,436	−	14,326	6,843	4,959	(683)	11,119
Argentina	1,390	2,431	(124)	3,697	1,237	2,039	(102)	3,174	1,187	1,979	(93)	3,073
Chile	1,113	1,559	(103)	2,569	1,037	1,399	(126)	2,310	1,038	1,266	(107)	2,197
Peru	1,226	1,314	(140)	2,400	1,069	1,088	(127)	2,030	1,097	1,001	(138)	1,960
Colombia	695	1,070	−	1,765	655	906	−	1,561	670	859	−	1,529
Mexico	N/A	1,596	N/A	1,596	N/A	1,557	N/A	1,557	N/A	1,832	N/A	1,832
Venezuela	N/A	3,338	N/A	3,338	N/A	2,688	N/A	2,688	N/A	2,318	N/A	2,318
Remaining and inter-segment eliminations				1,537				1,295				1,448
Europe				29,995				32,066				33,726
Spain	9,541	6,453	(1,009)	14,985	10,624	7,739	(1,094)	17,269	11,397	8,545	(1,236)	18,706
UK	242	6,800	−	7,042	164	6,762	−	6,926	134	7,067	−	7,201
Germany	1,363	3,845	5	5,213	1,426	3,609	−	5,035	1,412	3,414	−	4,826
Czech Republic	851	1,159	−	2,010	913	1,217	−	2,130	960	1,237	−	2,197
Ireland	17	605	7	629	12	711	N/A	723	4	844	N/A	848
Inter-segment eliminations				116				(17)				(52)
Other and inter-segment eliminations				1,841				1,830				1,535
Total Group				62,356				62,837				60,737
(*) From January 1st, 2012, and due to the implementation of the new organization announced in September 2011, companies related to the digital world and global resources that were previously included in the consolidation perimeter of T. Latinoamérica (Terra, Medianetworks Perú, Wayra and the joint venture Wanda), T. Spain and T. Europe (TIWS, TNA, Jajah, Tuenti and Terra España) have been excluded from those consolidation perimeters and are included within "Other companies and eliminations". As a result, the results of Telefónica Europe, Telefónica Latin America and "Other companies and eliminations" have been restated for the fiscal year 2011 and 2010, to reflect the above mentioned new organization.

2012 Consolidated Financial Statements

Note 5: Business combinations and acquisitions of non-controlling interests

Business combinations

2012

In 2012, no business combinations were carried out that were significant for the Group. The main changes in consolidation scope in 2012 are detailed in Appendix I.

2011

•	Acquisition of Acens Technologies, S.L.

On June 7, 2011, the Telefónica Group formalized the acquisition of 100% of Acens Technologies, S.L., a leader in hosting/housing in Spain for small- and medium-sized enterprises.

The consideration paid for the purchase was approximately 55 million euros. After the allocation of the purchase price to the assets acquired and the liabilities assumed, the goodwill generated on the transaction was 52 million euros.

2010

•	Acquisition of Brasilcel, N.V.

On July 28, 2010, Telefónica and Portugal Telecom signed an agreement for the acquisition by Telefónica of 50% of the capital stock of Brasilcel (company then jointly owned in equal shares by Telefónica and Portugal Telecom; the joint venture in its turn owned shares representing, approximately, 60% of the capital stock of Brazilian company Vivo Participações, S.A.). The acquisition price for the aforementioned capital stock of Brasilcel was 7,500 million euros, of which 4,500 million euros was paid at the closing of the transaction on September 27, 2010, 1,000 million euros on December 30, 2010, and the remaining 2,000 million euros on October 31, 2011.

Furthermore, the aforementioned agreement established that Portugal Telecom waived its right to the declared dividend payable by Brasilcel of approximately 49 million euros.

In accordance with IFRS 3, the Group opted to record at fair value the non-controlling interests of Vivo Participações, S.A. corresponding to non-voting shares, determining such fair value based on a discounted cash flows valuation determined in accordance with the company’s business plans.

In 2010, Telefónica proceeded to recognize and value the identifiable assets acquired and liabilities assumed at the date of acquisition.

Had the acquisition occurred on January 1, 2010, the Telefónica Group’s revenue from operations and OIBDA that year would have been approximately 2,400 million and 890 million euros higher, respectively.

Similarly, the contributions of the 50% stake in Brasilcel to revenue from operations and OIBDA since the date of its acquisition to December 31, 2010 were 875 million and 360 million euros, respectively.

•	Acquisition of HanseNet Telekommunikation GmbH (HanseNet)

On December 3, 2009, Telefónica’s subsidiary in Germany, Telefónica Deutschland GmbH (“Telefónica Deutschland”), signed an agreement to acquire all of the shares of German company HanseNet Telekommunikation GmbH (“HanseNet”). The transaction was closed on February 16, 2010, with the Telefónica Group completing the acquisition of 100% of HanseNet’s shares. The initial amount paid was approximately 913 million euros, which included 638 million euros of refinanced debt, leaving an acquisition cost of 275 million euros, which was finally reduced by 40 million euros at completion of the transaction.

2012 Consolidated Financial Statements

Upon the acquisition of this shareholding, the purchase price was allocated to the identifiable assets acquired and the liabilities assumed using generally accepted valuation methods for each type of asset and/or liability, based on the best available information.

The consolidation of HanseNet in 2010 contributed 786 million euros and 77 million euros to the Telefónica Group’s revenue from operations and to OIBDA, respectively.

Transactions with non-controlling interests.

2012

a) Agreement to restructure the wireline and wireless businesses in Colombia

As described in Note 2, in April  2012, Telefónica Móviles Colombia, S.A. (a wholly-owned subsidiary of the Telefónica Group), Colombian National Government (“the Colombian government”) and Colombia Telecomunicaciones, S.A. ESP (a company 52% owned by Telefónica Group and 48% by the Colombian government) signed an agreement to restructure their wireline and wireless businesses in Colombia.

Upon completion of the merger between Colombia Telecomunicaciones, S.A. ESP and Telefónica Móviles Colombia, S.A. on June 29, 2012, Telefónica obtained 70% shareholding in the resulting company and the Colombian government obtained the remaining 30% shareholding, in accordance with the valuations of the merging companies used to determine said shareholdings. In addition an agreement was reached under which the Colombian government may increase its shareholding  in the resulting company by an additional 1% and 3% in 2015, based on such company´s operating performance in the period from 2011 to 2014.

The impacts of this operation were recognized as a 1,611 million euros increase in “Equity attributable to equity holders of the parent”, and a 116 million euros decrease in “Non-controlling interests” (see Note 12).

b) Public offering of shares in Telefónica Deutschland Holding, A.G.

On October 29, 2012, the public offering of shares in the subsidiary Telefónica Deutschland Holding A.G. was finalized, corresponding to 23.17% of the capital of that company. The transaction totalled 1,449 million, and resulted in a 628 million euros decrease in “Retained earnings". In addition, “Non-controlling interests” rose 2,043 million euros as a result of the transaction (see Note 12).

2011

•	Acquisition of non-controlling interests of Vivo Participações

As described in Note 2, on October 26, 2010, Telefónica, S.A. announced a tender offer for the voting shares of Vivo Participações, S.A. (“Vivo Participações”) held by non-controlling interests representing approximately 3.8% of its capital stock. This offer was approved by the Brazilian market regulator (C.V.M.) on February 11, 2011 and, after its execution, Telefónica acquired an additional 2.7% of the Brazilian company’s capital stock for 539 million euros, for a total stake of 62.3%.

In addition, on March 25, 2011 the Boards of Directors of each of the subsidiaries controlled by Telefónica, Vivo Participações and Telesp approved the terms and conditions of a restructuring process whereby all shares of Vivo Participações that were not owned by Telesp were exchanged for Telesp shares, at a rate of 1.55 new Telesp shares for each Vivo share. These shares then became the property of Telesp, whereby Vivo Participações then became a wholly owned subsidiary of Telesp. Once the shares were exchanged, the Telefónica Group became the owner of 73,9% of Telesp which, in turn, has 100% ownership of the shares of Vivo Participações. The impact of this transaction on equity attributable to non-controlling interests was a decrease of 661 million euros.

2010

There were no significant transactions involving non-controlling interests in 2010. The detail of the main transactions carried out in 2010 is provided in Appendix I.

2012 Consolidated Financial Statements

Note 6. Intangible assets

The composition of and movements in net intangible assets in 2012 and 2011 are as follows:

Millions of euros	Balance at 12/31/2011	Additions	Amortization	Disposals	Transfers and other	Translation differences and hyperinflation adjustments	Inclusion of companies	Exclusion of companies	Balance at 12/31/2012
Development costs	209	42	(70)	−	(32)	−	3	−	152
Service concession arrangements and licenses	14,764	420	(1,110)	−	25	(554)	−	−	13,545
Software	3,732	806	(1,690)	(9)	743	(27)	−	(26)	3,529
Customer base	2,502	−	(452)	(113)	23	(31)	3	−	1,932
Other intangible assets	1,916	23	(180)	(22)	42	(37)	−	(55)	1,687
Intangible assets in process	941	605	−	(2)	(307)	(4)	−	−	1,233
Net intangible assets	24,064	1,896	(3,502)	(146)	494	(653)	6	(81)	22,078

Millions of euros	Balance at 12/31/2010	Additions	Amortization	Disposals	Transfers and other	Translation differences and hyperinflation adjustments	Inclusion of companies	Exclusion of companies	Balance at 12/31/2011
Development costs	206	106	(68)	−	(34)	(1)	−	−	209
Service concession arrangements and licenses	14,566	503	(1,041)	(8)	1,387	(643)	−	−	14,764
Software	3,526	1,249	(1,588)	(2)	610	(63)	−	−	3,732
Customer base	3,143	−	(595)	−	1	(73)	26	−	2,502
Other intangible assets	2,172	26	(184)	(4)	(41)	(53)	−	−	1,916
Intangible assets in process	1,413	953	−	−	(1,422)	(3)	−	−	941
Net intangible assets	25,026	2,837	(3,476)	(14)	501	(836)	26	−	24,064

2012 Consolidated Financial Statements

The gross cost, accumulated amortization and impairment losses of intangible assets at December 31, 2012 and 2011 are as follows:

Balance at 12/31/2012
Millions of euros	Gross cost	Accumulated amortization	Impairment losses	Net intangible assets
Development costs	730	(578)	−	152
Service concession arrangements and licenses	21,212	(7,667)	−	13,545
Software	15,486	(11,935)	(22)	3,529
Customer base	6,221	(4,289)	−	1,932
Other intangible assets	3,234	(1,547)	−	1,687
Intangible assets in process	1,233	−	−	1,233
Net intangible assets	48,116	(26,016)	(22)	22,078

Balance at 12/31/2011
Millions of euros	Gross cost	Accumulated amortization	Impairment losses	Net intangible assets
Development costs	787	(578)	−	209
Service concession arrangements and licenses	21,228	(6,464)	−	14,764
Software	15,081	(11,326)	(23)	3,732
Customer base	6,181	(3,679)	−	2,502
Other intangible assets	3,358	(1,437)	(5)	1,916
Intangible assets in process	941	−	−	941
Net intangible assets	47,576	(23,484)	(28)	24,064

"Additions” of “Service concession arrangements and licenses” and “Intangible assets under development” in 2012 include the acquisition of LTE spectrum licenses in Brazil, for 420 million euros (40 MHz FDD in the 2.5 GHz frequency band). LTE licenses were also secured in Nicaragua (2 x 18 MHz in the 700 MHz band, for 5 million euros) and in Chile (1 block of 20 x 2 MHz in the 2.6 GHz frequency, for 0.4 million euros). Lastly, Venezuela, acquired 20 MHz in the 1,900 MHz frequency, for 34 million euros. In Ireland, a license to use spectrum in the 800 MHz, 900 MHz and 1,800 MHz bands was acquired for 127 million euros, enabling the Group to provide 4G services in that country. Investments were also made in software during the year. Additions of intangible assets are considered intangible assets under development until the assets are ready for their intended use, at which time they are transferred to the corresponding category.

“Additions” in 2011 include the acquisition of spectrum licenses in Spain for 842 million euros. Within theses the amount related to spectrum in the 900 MHz and 800 MHz bands (793 million euros), recognized under “Intangible assets under development” as the blocks awarded to Telefónica Móviles in these bands will not be available until February 4, 2015 and, at the latest, December 2014, respectively. Also included in 2011 were the acquisition of spectrum in the “H” band (1.9 GHz/2.1GHz) in Brazil, for 349 million euros, the acquisition of spectrum in Costa Rica for 68 million euros, and the acquisition of software.

“Disposals” in 2012 include the intangible asset related to the Irish market customer portfolio, amounting to 113 million euros.

Details of the principal concessions and licenses with which the Group operates are provided in Appendix VI.

At December 31, 2012 and 2011, the Company carried intangible assets with indefinite useful lives of 90 and 105 million euros, respectively, related primarily to permanent licenses to operate wireless telecommunications services in Argentina.

2012 Consolidated Financial Statements

Intangible assets are also subject to impairment tests whenever there are indications of a potential loss in value and, in any event, at the end of each year for intangible assets with indefinite useful lives. There was no significant impairment recognized in the consolidated financial statements for 2012 and 2011 as a result of these impairment tests.

“Other intangible assets” includes the amounts allocated to trademarks acquired in business combinations, of 2,478 million euros and 2,292 million euros at December 31, 2012 and 2011 (1,561 million euros and 1,449 million euros net of the related accumulated amortization).

“Translation differences and hyperinflation adjustments” reflects the impact of exchange rate movements on opening balances, as well as the impact of the monetary adjustments due to hyperinflation in Venezuela. The effect of exchange rates on movements in the year is included in the column corresponding to such movement.

2012 Consolidated Financial Statements

Note 7. Goodwill

The movement in this heading assigned to each Group segment was the following:

2012
Millions of euros	Balance at 12/31/11	Acquisitions	Disposals	Valuation Adjustment	Translation differences and hyperinflation adjustments	Balance at 12/31/12
Telefónica Latin America	14,955	−	−	−	(690)	14,265
Telefónica Europe	13,695	2	(52)	(414)	161	13,392
Other	457	10	(139)	−	(22)	306
Total	29,107	12	(191)	(414)	(551)	27,963

2011
Millions of euros	Balance at 12/31/10	Acquisitions	Disposals	Valuation Adjustment	Translation differences and hyperinflation adjustments	Balance at 12/31/11
Telefónica Latin America	15,573	−	−	−	(618)	14,955
Telefónica Europe	13,537	52	−	−	106	13,695
Other	472	−	(3)	−	(12)	457
Total	29,582	52	(3)	−	(524)	29,107

2012

Goodwill stated for 2012 includes a 414 million euros valuation adjustment for impairment, corresponding to Telefónica's operations in Ireland. Disposals in 2012 include the derecognition the sale of the Atento business, for 139 million euros (see Note 2).

2011

“Additions” in 2011 relate to the goodwill arising on the acquisition of Acens Technologies, S.L. (see Note 5).

In order to verify impairment, goodwill has been assigned to the different cash-generating units (CGUs), which are grouped into the following reportable operating segments:

2012 Consolidated Financial Statements

	12/31/12	12/31/2011
Telefónica Latin America	14,265	14,955
Brazil	10,056	11,007
Chile	1,137	1,074
Peru	846	837
Mexico	584	566
Other	1,642	1,471
Telefónica Europe	13,392	13,695
Spain	3,289	3,289
UK	5,055	4,986
Germany	2,779	2,779
Ireland	97	511
Czech Republic	2,172	2,130
Other	306	457
TOTAL	27,963	29,107

The Group carries its annual impairment tests at each year end. The Group bases the calculation of impairment on the business plans of the various cash-generating units to which assets are allocated. These business plans generally cover a period of three to five years. Where this period is not representative of the expected future performance of a cash-generating unit, the time frame is extended by at least five years. For periods after the term of the strategic plan, an expected constant or decreasing growth rate is applied to the projections based on these plans.

The main variables used by management in drawing up their strategic plans are ARPU (average revenues per user), customer acquisition and retention costs, share of net adds in accesses and market shares.

When reviewing impairment indicators, the Group analyzes the relationship between market capitalization and carry amount, among other factors. The overall slowdown in activities and the prevailing market uncertainty have affected the performances of certain cash-generating units.

In this respect, and based on the impairment calculations made against the assets assigned to the cash-generating units, at December 31, 2012, the Group has identified the need to derecognize the goodwill assigned to the Group's operations in Ireland, in the amount of 414 million euros. This adjustment was reflected under "Other expenses" in the consolidated income statement for 2012.

At December 31, 2011, the Group had not detected the need for any write-downs in goodwill, as the recoverable values (in all cases, understood to be value in use) exceeded the carrying amounts.

Main assumptions used in calculating value in use

One the business plans for the various CGUs are prepared, the Group calculates value in use. It takes certain variables, such as OIBDA margin and long-term CAPEX, discount and perpetuity growth rates. These variables are as follows:

.- OIBDA margin and long-term CAPEX.

The OIBDA margin and long-term CAPEX ratio used to calculate terminal, expressed as a percentage of revenue, are based on the business plans approved for each CGU, as well as external estimates of trends in operating indicators, and the outlook for the various businesses and markets.

.- Discount rate

The discount rate, applied to measure free cash flow, is the weighted average cost of capital (WACC), determined by the weighted average cost of equity and debt according the finance structure established for each CGU.

This rate is calculated using the capital asset pricing model (CAPM), which takes into account the asset’s systemic risk, and the impact of risks on cash flows not generated internally, such as country risk, business-specific credit risk, currency risk and price risk specific to the financial asset.

2012 Consolidated Financial Statements

.- Perpetuity growth rate

Cash flow projections to the end of the asset’s useful life are estimated using a rate of growth for the future years.

Terminal value is calculated from the projected cash flows in the period, taking as the perpetuity growth rate consensus estimates among analysts for each business and country based on the maturity of the industry depending on technology and the degree of development of each country.

Each indicator is compared to the forecast long-term GDP growth of each country and data from external sources, adjusted for any specific characteristics of the business considered.

The ranges of discount and perpetuity growth rates for the Group’s main CGUs, by reportable segments, are as follows:

2012 Data in local currency	Discount rate	Perpetuity growth rate
Telefónica Latin America	8.2% - 10.8%	2.4% - 4.7%
Telefónica Europe	5.8% - 10.3%	0.7% - 1.1%

2011 Data in local currency	Discount rate	Perpetuity growth rate
Telefónica Latin America	9.1% - 11.7%	2.2% - 4.4%
Telefónica Europe	5.9% - 11.2%	0.6% - 1.1%

Sensitivity to changes in assumptions

The Group carries out its sensitivity analysis of the impairment test by considering reasonable changes in the main assumptions used in calculating value in use, considered on an individual basis, assuming the following increases or decreases in the assumptions, expressed in percentage points:

-          Discount rate (-1 p.p. / +1p.p.)

-          Perpetuity growth rates (+0.25p.p. / -0.25p.p.)

-          OIBDA Margin (+3 p.p. / -3p.p.)

-          Ratio of CAPEX/Revenues (+1.5 p.p. / -1.5p.p.)

The analysis indicates that there are no significant risks arising from possible variances, when considered individually, in the discount rate, the perpetuity growth rates or the ratio of Capex over revenues, except in the case of Ireland.

The differences obtained in the sensitivity analysis with respect to the value in use of the UGEs considered in the impairment test are as follows:

Million euros	Discount rate		Perpetuity growth rate		OIBDA MARGIN(1)		CAPEX (1)
	-1pp	+1pp	+0.25pp	-0.25pp	+3pp	-3pp	+1.5pp	-1.5pp
Ireland	102	(82)	17	(16)	100	(100)	57	(57)
Total Group	102	(82)	17	(16)	100	(100)	57	(57)
(1) Expressed as a percentage of revenue

2012 Consolidated Financial Statements

Note 8. Property, plant and equipment

The composition of and movement in the items comprising net “Property, plant and equipment” in 2012 and 2011 were the following:

Millions of euros	Balance at 12/31/11	Additions	Depreciation	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Inclusion of companies	Exclusion of companies	Balance at 12/31/12
Land and buildings	5,993	79	(604)	(89)	639	38	−	(7)	6,049
Plant and machinery	23,708	1,763	(5,593)	(92)	3,680	(248)	1	(6)	23,213
Furniture, tools and other items	1,810	321	(734)	(19)	804	(39)	−	(138)	2,005
Total PP&E in service	31,511	2,163	(6,931)	(200)	5,123	(249)	1	(151)	31,267
PP&E in progress	3,952	5,399	−	(10)	(5,561)	(18)	−	(10)	3,752
Net PP&E	35,463	7,562	(6,931)	(210)	(438)	(267)	1	(161)	35,019

Millions of euros	Balance at 12/31/10	Additions	Depreciation	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Inclusion of companies	Exclusion of companies	Balance at 12/31/11
Land and buildings	6,152	252	(569)	(125)	381	(98)	−	−	5,993
Plant and machinery	24,206	2,015	(5,398)	(53)	3,274	(335)	3	(4)	23,708
Furniture, tools and other items	1,947	348	(703)	(3)	234	(22)	12	(3)	1,810
Total PP&E in service	32,305	2,615	(6,670)	(181)	3,889	(455)	15	(7)	31,511
PP&E in progress	3,492	4,772	−	(6)	(4,303)	(3)	−	−	3,952
Net PP&E	35,797	7,387	(6,670)	(187)	(414)	(458)	15	(7)	35,463

The gross cost, accumulated depreciation and impairment losses of property, plant and equipment at December 31, 2012 and 2011 are as follows:

2012 Consolidated Financial Statements

Balance at December 31, 2012
Millions of euros	Gross cost	Accumulated depreciation	Impairment losses	Net PP&E
Land and buildings	13,099	(7,047)	(3)	6,049
Plant and machinery	101,862	(78,578)	(71)	23,213
Furniture, tools and other items	7,398	(5,387)	(6)	2,005
Total PP&E in service	122,359	(91,012)	(80)	31,267
PP&E in progress	3,776	−	(24)	3,752
Net PP&E	126,135	(91,012)	(104)	35,019

Balance at December 31, 2011
Millions of euros	Gross cost	Accumulated depreciation	Impairment losses	Net PP&E
Land and buildings	12,522	(6,526)	(3)	5,993
Plant and machinery	100,692	(76,961)	(23)	23,708
Furniture, tools and other items	7,463	(5,571)	(82)	1,810
Total PP&E in service	120,677	(89,058)	(108)	31,511
PP&E in progress	3,974	−	(22)	3,952
Net PP&E	124,651	(89,058)	(130)	35,463

“Additions” for 2012 and 2011, totalling 7,562 million euros and 7,387 million euros, respectively, reflect the Group’s investment efforts made during the year.

Investment in Telefónica Europe in 2012 and 2011 amounted to 2,664 million euros and 2,673 million euros, respectively. Investment in 2012 mainly focused on expansion, increased capacity and improved quality in 3G mobile networks in Spain, the UK, Germany and the Czech Republic, as well as development of the LTE network in Germany. In the fixed network business, investment was earmarked for greater roll-out of fiber and data services for large companies in Spain, as well as enhancements to the fixed broadband network in the Czech Republic.

Telefónica Latin America’s investments in 2012 and 2011 amounted to 4,568 million euros and 4,373 million euros, respectively, considering the Group’s reorganization. In 2012, investments in the mobile business centered on overlay projects and expansion of coverage and quality in 3G networks, as well as the roll-out of new platforms and enlargements to existing platforms for supporting new SVAs. In the fixed business, funds were used to introduce UBB via speed upgrades in ADSL, fiber (FTTX) and VDSL in Brazil, Argentina and Chile.

In addition, investments were made in the TV business, introducing new HD channels OTT and CDN services, in line with initiatives carried out by Telefónica Digital.

“Disposals” mainly include the impact of the disposal by the Group of non-strategic assets (see Note 19).

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

Property, plant and equipment deriving from finance leases amounted to 536 million euros at December 31, 2012 (648 million euros at December 31, 2011). The most significant finance leases are disclosed in Note 22.

The net amounts of “Property, plant and equipment” temporarily out of service at December 31, 2012 and 2011 were not significant.

2012 Consolidated Financial Statements

Note 9. Associates

Associates

The breakdown of amounts related to associates and recognized in the consolidated statements of financial position and income statements is as follows:

Millions of euros
	12/31/12	12/31/11
Investments in associates	2,468	5,065
Loans to associates	852	685
Receivables from associates for current operations	107	69
Payables to associates	511	440

Millions of euros	January-December	January-December
	2012	2011
Share of (loss) of associates	(1,275)	(635)
Revenue from operations with associates	535	578
Expenses from operations with associates	634	617
Financial income with associates	32	25
Financial expenses with associates	4	−

The breakdown of the main associates and key financial highlights for the last 12-month periods available at the time of preparation of these consolidated financial statements are as follows:

December 31, 2012
Millions of euros
COMPANY	% holding	Total assets	Total liabilities	Operating income	Profit (loss) for the year	Carrying amount	Market value
Telco, S.p.A. (Italy) (*)	46.18%	3,608	2,687	−	(1,729)	425	N/A
DTS Distribuidora de Televisión Digital, S.A. (Spain)	22.00%	1,472	545	1,068	52	457	N/A
China Unicom (Hong Kong) Limited	5.01%	56,772	31,487	29,578	668	1,547	1,434
Other						39
TOTAL						2,468
(*) Through this company, Telefónica effectively has an indirect stake in Telecom Italia, S.p.A.’s voting shares of approximately 10.46%, representing 7.19% of the dividend rights.

2012 Consolidated Financial Statements

December 31, 2011
Millions of euros
COMPANY	% holding	Total assets	Total liabilities	Operating income	Profit (loss) for the year	Carrying amount	Market value
Telco, S.p.A. (Italy) (*)	46.18%	5,410	3,300	−	(1,126)	1,453	N/A
DTS Distribuidora de Televisión Digital, S.A. (Spain)	22.00%	1,423	458	908	50	473	N/A
China Unicom (Hong Kong) Limited	9.57%	53,332	27,961	22,466	539	3,031	3,665
Other						108
TOTAL						5,065
(*) Through this company, Telefónica effectively has an indirect stake in Telecom Italia, S.p.A.’s voting shares of approximately 10.46%, representing 7.19% of the dividend rights.

The detail of the movement in investments in associates in 2012 and 2011 was the following:

Investments in associates	Millions of euros
Balance at 12/31/10	5,212
Additions	358
Disposals	(3)
Translation differences	218
Income (loss)	(635)
Dividends	(45)
Transfers and other	(40)
Balance at 12/31/11	5,065
Additions	277
Disposals	(1,439)
Translation differences	12
Income (loss)	(1,275)
Dividends	(57)
Transfers and other	(115)
Balance at 12/31/12	2,468

As described in Note 2, in 2012 and 2011 Telco, S.p.A . adjusted the value of its stake in Telecom Italia, S.p.A. The impact of these valuation adjustments on the consolidated results of the Group, after taking into account the recovery of all the operating synergies considered at the time of the investment and the contribution of results for each of the years, was a negative impact of 1,277 million euros in “Share of profit (loss) of associates” in 2012 and of 620 million euros in 2011.

Upon maturity of certain loans in May 2012, Telco, S.p.A. submitted a refinancing deal to its shareholders which included a bank loan of approximately 1,050 million euros to partially refinance the loan received in 2010, a 1,750 million euros bond issue subscribed by the shareholders of Telco, S.p.A. in proportion to their holdings in the company, and a share capital increase of 600 million euros. On May 28, 2012, the Board of Directors of Telco S.p.A. approved the refinancing deal, which involved increasing share capital by 277 million euros (under “Additions” in the preceding table) and a bond subscription of 208 million euros, in addition to the renewal of the existing bond of 600 million euros.

In 2011, “Additions” reflect the investment of 358 million euros in China Unicom as part of the agreement to extend the strategic partnership.

“Disposals” for 2012 primarily relate to the reduction in the investment in China Unicom (see Note 2).

The most significant dividends received from associates in 2012 were those from China Unicom 28 million euros (18 million euros in 2011) and from DTS Distribuidora de Televisión Digital, S.A. 20 million euros (18 million euros in 2011).

2012 Consolidated Financial Statements

Note 10. Related parties

Significant shareholders

The main transactions between Telefónica Group companies and significant shareholders of the Company are described below. All of these transactions were carried out at market prices.

Millions of euros
2012	BBVA	Caixa
Finance costs	112	17
Leases	−	1
Receipt of services	42	59
Other expenses	1	−
Total costs	155	77
Finance income	26	2
Dividends received	16	−
Services rendered	218	39
Sale of goods	7	6
Other income	4	−
Total revenue	271	47
Finance arrangements: loans and capital contributions (borrower)	545	385
Guarantees	471	149
Finance arrangements: loans and capital contributions (lender)	660	618
Dividends paid	286	135
Derivative transactions (nominal value)	12,911	2,661

Millions of euros
2011	BBVA	Caixa
Finance costs	34	9
Leases	1	2
Receipt of services	18	22
Other expenses	3	−
Total costs	56	33
Finance income	17	3
Dividends received	9	−
Services rendered	217	37
Sale of goods	6	28
Other income	3	−
Total revenue	252	68
Finance arrangements: loans and capital contributions (borrower)	538	370
Guarantees	585	56
Finance arrangements: loans and capital contributions (lender)	349	298
Dividends paid	514	366
Derivative transactions (nominal value)	23,291	800

2012 Consolidated Financial Statements

Associates and joint ventures

The most significant balances and transactions with associates are detailed in Note 9.

Balances and transactions with joint ventures were not significant in 2012 or 2011.

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

2012 Consolidated Financial Statements

Note 11. Trade and other receivables

The breakdown of this consolidated statement of financial position heading at December 31, 2012 and 2011 is as follows:

Millions of euros	Balance at 12/31/2012	Balance at 12/31/2011
Trade receivables	11,999	12,282
Receivables from associates (Note 9)	107	69
Other receivables	792	918
Allowance uncollectibles	(3,196)	(3,135)
Short-term prepayments	1,009	1,197
Total	10,711	11,331

The breakdown of trade receivables at December 31, 2012 and 2011 is as follows:

Millions of euros	12/31/2012	12/31/2011
Trade receivables billed	9,326	9,168
Trade receivables unbilled	2,673	3,114
Total	11,999	12,282

Public-sector net trade receivables at December 31, 2012 and 2011 in the countries in which the Group operates amounted to 598 million euros and 779 million euros, respectively.

In November 2011 and throughout 2012, Telefónica Germany GmbH & Co. OHG entered into agreements to sell assets related to receivables from the “O2 Myhandy” product in order to optimize working capital and access an alternative source of funding. The carrying amount of the assets transferred was 370 million euros in 2012 (255 million euros in 2011). Under the sale agreements, the buyer assumes most of the credit risk related to the receivables. However, a small percentage of the assets sold (less than 5% in 2012 and 2011) was not derecognized from the statement of financial position due to the continuing involvement of Telefónica Germany. This percentage represents the maximum risk retained by the Group over the assets transferred. As a balancing entry for this asset, the Group recognizes a liability for the fair value of the guarantees given. The carrying amount of the assets that the Group continues to recognize was 16 million euros at December 31, 2012 (10 million euros at December 31, 2011). The carrying amount of the related liabilities was 11 million euros and 17 million euros at December 31, 2012 and 2011, respectively. The impact on the Group’s results at the date of transfer and thereafter was not material for 2012 or 2011.

2012 Consolidated Financial Statements

The movement in impairment losses in 2012 and 2011 is as follows:

Millions of euros
Impairment losses at December 31, 2010	3,098
Allowances	784
Amounts applied	(729)
Inclusion of companies	2
Exclusion of companies	(1)
Translation differences	(19)
Impairment losses at December 31, 2011	3,135
Allowances	778
Amounts applied	(711)
Exclusion of companies	(7)
Translation differences	1
Impairment losses at December 31, 2012	3,196

The balance of trade receivables billed net of impairment losses at December 31, 2012 amounted to 6,130 million euros (6,033 million euros at December 31, 2011), of which 3,566 million euros were not yet due (3,400 million euros at December 31, 2011).

Of the amounts due, only net amounts of 159 million euros and 280 million euros are over 360 days due at December 31, 2012 and 2011, respectively. They are mainly with the public sector.

2012 Consolidated Financial Statements

Note 12. Equity

a) Share capital and share premium

At December 31, 2012, Telefónica, S.A.’s share capital amounted to 4,551,024,586 euros and consisted of 4,551,024,586 fully paid ordinary shares of a single series, per value of 1 euro, all recorded by the book-entry system and traded on the Spanish electronic trading system (“Continuous Market”), where they form part of the “Ibex 35” Index, on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and listed on the New York, London, Buenos Aires, and Lima Stock Exchanges.

With respect to authorizations given regarding share capital, on May 18, 2011, authorization was given at the Annual Shareholders’ Meeting of Telefónica, S.A. for the Board of Directors, at its discretion and in accordance with the Company’s needs, to increase the Company’s capital, at one or several times, within a maximum period of five years from that date, under the terms of Section 297.1.b) of the Corporate Enterprises Act up to a maximum increase of 2,281,998,242.50 euros, equivalent to half of Telefónica, S.A.’s share capital at that date, by issuing and placing new shares, be they ordinary, preference, redeemable, non-voting or of any other type permitted by the Law, with a fixed or variable premium, and, in all cases, in exchange for cash, and expressly considering the possibility that the new shares may not be fully subscribed. The Board of Directors was also empowered to exclude, partially or fully, pre-emptive subscription rights under the terms of Section 506 of the Spanish Enterprises Act.

In addition, at the June 2, 2010 Shareholders’ Meeting, authorization was given for the Board of Directors to issue fixed-income securities and preferred shares at one or several times within a maximum period of five years from that date. These securities may be in the form of debentures, bonds, promissory notes or any other kind of fixed-income security, plain or, in the case of debentures and bonds, convertible into shares of the Company and/or exchangeable for shares of any of the Group companies. They may also be preferred shares. The total maximum amount of the securities issued agreed under this authorization is 25,000 million euros or the equivalent in another currency. For promissory notes, the outstanding balance of promissory notes issued under this authorization will be calculated for purposes of the aforementioned limit. As at December 31, 2012, the Board of Directors had exercised these powers, approving three programs to issue corporate promissory notes for 2011, 2012 and 2013.

In addition, on June 2, 2010, shareholders voted to authorize the acquisition by the Board of Directors of Telefónica, S.A. treasury shares, up to the limits and pursuant to the terms and conditions established at the Shareholders’ Meeting, within a maximum period of five years from that date. However, it specified that in no circumstances could the par value of the shares acquired, added to that of the treasury shares already held by Telefónica, S.A. and by any of its controlled subsidiaries, exceed the maximum legal percentage at any time (currently 10% of Telefónica, S.A.’s share capital).

On May 25, 2012, the deed of capital reduction formalizing the implementation by Telefónica, S.A.’s Board of Directors of the resolution adopted at the Shareholders’ Meeting on May 14, 2012, was executed. Capital was reduced through the cancellation of treasury shares previously acquired by Telefónica, S.A. as authorized at the Shareholders’ Meeting. As a result, 84,209,363 Telefónica, S.A. treasury shares were cancelled and the Company’s share capital was reduced by a nominal amount of 84,209,363 euros. Article 5 of the Corporate Bylaws relating to the amount of share capital was amended accordingly to show 4,479,787,122 euros. At the same time, a reserve was recorded for the cancelled shares described in the section on “Retained earnings”.

The latest share capital modification by Telefónica, S.A. took place on June 8, 2012 and involved a share capital increase of 71,237,464 euros, during which 71,237,464 ordinary shares with a par value of 1 euro each were issued. This formalized the Board of Directors’ execution of the resolution passed at the Ordinary General Shareholder’s Meeting on May 14, 2012 relating to the share capital increase by means of the issue of new ordinary shares of 1 euro par value each, of the same class and series as those already in circulation, with a charge to reserves, as part of the scrip dividend shareholder remuneration deal. Share capital amounts to 4,551,024,586 euros subsequent to this increase.

2012 Consolidated Financial Statements

Proposed distribution of profit attributable to equity holders of the parent

Telefónica, S.A. generated 631 million euros of profit in 2012.

Accordingly, the Company’s Board of Directors will submit the following proposed distribution of 2012 profit for approval at the Shareholders’ Meeting:

Millions of euros
Total distributable profit	631
Goodwill reserve	2
Voluntary reserves	629
Total	631

b) Dividends

Dividends paid in 2012 and capital increase

Approval was given at the General Shareholders’ Meeting of May 14, 2012 to pay a gross 0.53 euros dividend per share outstanding with a charge to unrestricted reserves. The dividend was paid on May 18, 2012 and the total amount paid was 2,346 million euros.

In addition, approval was given to pay a scrip dividend consisting of the assignment of free allotment rights with an irrevocable purchase obligation on the Company, and a subsequent capital increase by means of the issue of new shares to fulfill said allotments.

At the close of the trading period for these rights, the holders of 37.68% of the Company’s shares had accepted the Company’s irrevocable commitment to buy. These rights have been repurchased and cancelled by the Company for the amount of 490 million euros.

Therefore, holders of 62.32% of free subscription rights were entitled to receive new Telefónica shares. However, Telefónica, S.A. waived the subscription of new shares corresponding to treasury shares, so the final number of shares issued in the bonus issue was 71,237,464 shares with a nominal value of 1 euro each.

Dividends paid in 2011

At its meeting of April 12, 2011, Telefónica, S.A.’s Board of Directors resolved to pay an interim dividend against 2011 profit of a fixed gross 0.75 euros per outstanding share carrying dividend rights. This dividend was paid in full on May 6, 2011, and the total amount paid was 3,394 million euros.

In addition, approval was given at the General Shareholders’ Meeting on May 18, 2011 to pay a gross 0.77 dividend per share outstanding carrying dividend rights with a charge to unrestricted reserves. This dividend was paid in full on November 07, 2011, and the total amount paid was 3,458 million euros.

2012 Consolidated Financial Statements

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

c) Reserves

Legal reserve

According to the consolidated text of the Corporate Enterprises Act, companies must transfer 10% of profit for the year to a legal reserve until this reserve reaches at least 20% of share capital. The legal reserve can be used to increase capital by the amount exceeding 10% of the increased share capital amount. Except for this purpose, until the legal reserve exceeds the limit of 20% of share capital, it can only be used to offset losses, if there are no other reserves available. At December 31, 2012, the Company had duly set aside this reserve.

Revaluation reserves

The balance of “Revaluation reserves” arose as a result of the revaluation made pursuant to Royal Decree-Law 7/1996 dated June 7.

The revaluation reserve may be used, free of tax, to offset any losses incurred in the future and to increase capital. From January 1, 2007, it may be allocated to unrestricted reserves, provided that the capital gain has been realized.

The capital gain will be deemed to have been realized in respect of the portion on which the depreciation has been recorded for accounting purposes or when the revalued assets have been transferred or derecognized. In this respect, an amount of 10 million euros was reclassified to “Retained earnings" in 2012 (15 million euros in 2011 and 16 million euros in 2010), corresponding to revaluation reserves subsequently considered unrestricted.

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

2012 Consolidated Financial Statements

The breakdown of the accumulated contribution of translation differences at December 31 is as follows:

Millions of euros	2012	2011(* )	2010(* )
Telefónica Latin America	(2,116)	(558)	886
Telefónica Europe	(1,666)	(1,973)	(2,160)
Other adjustments and intra-group eliminations	153	368	331
Total Telefónica Group	(3,629)	(2,163)	(943)
(*) revised 2011 and 2010 to present, for comparative purposes , the new structure.

e) Treasury share instruments

At December 31, 2012, 2011 and 2010, Telefónica Group companies held the following shares in the Telefónica, S.A. parent company:

		Euros per share
	Number of shares	Acquisition price	Trading price	Market value*	%
Treasury shares at 12/31/12	47,847,810	10.57	10.19	488	1.05136%
Treasury shares at 12/31/11	84,209,364	15.68	13.39	1,127	1.84508%
Treasury shares at 12/31/10	55,204,942	17.01	16.97	937	1.20957%
(*) Millions of euros

Telefónica, S.A. directly owns all treasury shares in the Group, except 1 share that is held by Telefónica Móviles Argentina, S.A. at December 31, 2012 and 2011 (16,896 treasury shares held by Telefónica Móviles Argentina, S.A. at December 31, 2010).

In 2010, 2011 and 2012 the following transactions involving treasury shares were carried out:

Number of shares
Treasury shares at 12/31/09	6,329,530
Acquisitions	52,650,000
Disposals	(810,151)
Employee share option plan (Note 20.a)	(2,964,437)
Treasury shares at 12/31/10	55,204,942
Acquisitions	55,979,952
Disposals	(24,075,341)
Employee share option plan (Note 20.a)	(2,900,189)
Treasury shares at 12/31/11	84,209,364
Acquisitions	126,489,372
Disposals	(76,569,957)
Employee share option plan (Note 20.a)	(2,071,606)
Capital reduction	(84,209,363)
Treasury shares at 12/31/12	47,847,810

2012 Consolidated Financial Statements

The amount paid to acquire treasury shares in 2012 was 1,346 million euros (822 million euros and 897 million euros in 2011 and 2010, respectively).

On May 25, 2012, pursuant to the resolutions adopted in the General Shareholders’ Meeting of May 14, 2012, capital was reduced by redeeming 84,209,363 treasury shares, thereby reducing this caption by 1,321 million euros.

Treasury shares disposed of in 2012, 2011 and 2010 amounted to 801 million euros, 445 million euros and 14 million euros, respectively. The main sales of treasury shares in 2012 are as follows:

In November 2012, Telefónica submitted an offer to acquire and redeem the preferred shares that it had indirectly issued in 2002 through its subsidiary Telefónica Finance USA, LLC totalling 2,000 million euros. The offer entailed acquiring these shares at their face value unconditionally and irrevocably subject to the simultaneous reinvestment in Telefónica, S.A. shares and the subscription of newly issued debentures, in the following percentages:

a) 40% of the amount in treasury shares of Telefónica, S.A.

b) 60% of the amount in the subscription of debentures at a face value of 600 euros, issued at par, the characteristics of which are described in Note 13.

The offer was accepted by 97% of the holders of the preferred shares accepted the offer, and therefore 76,365,929 treasury shares with a carrying amount of 815 million euros (exchange value of 776 million euros) were delivered, which are included under “Disposals” in 2012.

In addition to these disposals, on July 27, 2012, Group employees received 2,071,606 shares upon maturity of the first phase of the Global Employee Share Plan (GESP). In December 2012, the second phase of the GESP started, and 116,443 treasury shares have been earmarked to meet the demand for shares of employees that have adhered to this plan (see Note 20).

Disposals in 2011 included 371 million euros related to the strategic alliance with China Unicom.

Also in 2011, following the end of the third phase of the Performance Share Plan (see Note 20.a), a total of 2,446,104 treasury shares were added, corresponding to two derivative financial instruments arranged by the Company to meet its obligations to deliver treasury shares to managers and executives. A net 2,900,189 shares (33 million euros) was finally delivered. The fourth phase expired on June 30, 2012, with no shares being awarded.

At December 31, 2012, 2011 and 2010, Telefónica held 178 million, 190 million and 160 million purchase options on treasury shares, respectively, subject to physical settlement.

The Company also has a derivative financial instrument on approximately 28 million Telefónica shares, subject to net settlement, recognized under “Current financial assets” of the accompanying consolidated statement of financial position (26 million euros in 2011 recognized under “Current interest-bearing debt”).

2012 Consolidated Financial Statements

f) Non-controlling interests

“Non-controlling interests” represents the share of non-controlling interests in the equity and income or loss for the year of fully consolidated Group companies. The movements in this heading of the 2012, 2011 and 2010 consolidated statement of financial position are as follows:

Millions of euros	Balance at 12/31/11	Sales of non-controlling interests and inclusion of companies	Profit/(loss) for the year	Change in translation differences	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Other movements	Balance at 12/31/12
Telefónica Czech Republic, a.s.	940	−	66	27	(113)	(107)	−	813
Telefónica Chile, S.A.	21	−	2	−	−	(2)	(1)	20
Telefónica Brasil, S.A.	4,745	−	454	(478)	(12)	(331)	(5)	4,373
Telefónica Deutschland Holding, A.G.	−	2,043	41	−	−	−	−	2,084
Fonditel Entidad Gestora de Fondos de Pensiones, S.A.	23	−	2	−	−	(1)	−	24
Colombia Telecomunicaciones, S.A., ESP	−	−	(93)	(138)	(116)	−	208	(139)
Other	18	−	3	5	(2)	(1)	2	25
Total	5,747	2,043	475	(584)	(243)	(442)	204	7,200

Millions of euros	Balance at 12/31/10	Sales of non-controlling interests and inclusion of companies	Profit/(loss) for the year	Change in translation differences	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Other movements	Balance at 12/31/11
Telefónica Czech Republic, a.s.	1,033	−	95	(25)	−	(161)	(2)	940
Telefónica Chile, S.A.	23	−	2	(1)	−	(3)	−	21
Telefónica Brasil, S.A.	6,136	−	864	(345)	(539)	(710)	(661)	4,745
Fonditel Entidad Gestora de Fondos de Pensiones, S.A.	22	−	2	−	−	(1)	−	23
Iberbanda, S.A.	2	−	(4)	−	2	−	−	−
Colombia Telecomunicaciones, S.A., ESP	−	−	(175)	−	−	−	175	−
Other	16	−	−	3	(2)	(1)	2	18
Total	7,232	−	784	(368)	(539)	(876)	(486)	5,747

Millions of euros	Balance at 12/31/09	Sales of non-controlling interests and inclusion of companies	Profit/(loss) for the year	Change in translation differences	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Other movements	Balance at 12/31/10
Telefónica Czech Republic, a.s.	1,044	−	88	57	−	(156)	−	1,033
Telefónica Chile, S.A.	22	−	3	3	−	(1)	(4)	23
Telesp Participações, S.A.	542	−	131	69	−	(105)	(7)	630
Brasilcel (participaciones)	885	4,304	224	258	−	(171)	6	5,506
Fonditel Entidad Gestora de Fondos de Pensiones, S.A.	23	−	2	−	−	(3)	−	22
Iberbanda, S.A.	6	−	(4)	−	−	−	−	2
Colombia Telecomunicaciones, S.A., ESP	−	−	(540)	−	−	−	540	−
Other	18	6	1	3	(3)	(4)	(5)	16
Total	2,540	4,310	(95)	390	(3)	(440)	530	7,232

2012 Consolidated Financial Statements

2012

In 2012, “Disposal of investments and inclusion of companies” reflects the effect of the public offering of shares in Telefónica Deutschland Holding, A.G. This share offering, which totalled 23.17% of capital, entailed non-controlling interests of 2,043 million euros. The heading also includes the impact of the corporate reorganization agreement in the fixed and mobile businesses in Colombia, with an impact of 116 million euros (see Note 2).

Also noteworthy were the dividends declared in the year by Telefónica Czech Republic, a.s. and Telefónica Brasil, S.A.

2011

The movement in 2011 includes the exchange of Telesp shares for Vivo Participações shares, which resulted in a net decrease of 661 million euros (see Note 5), included under “Other movements.”

“Acquisitions of non-controlling interests and exclusion of companies” includes the impact of the tender offer for the voting shares of Vivo Participações, S.A. held by non-controlling interests representing, approximately, 3.8% of its capital stock. After its execution, Telefónica acquired an additional 2.7% of the Brazilian company’s capital stock for 539 million euros, for a total stake of 62.3% (Note 5).

Also noteworthy were the dividends declared in the year by Telefónica Czech Republic, a.s. and Telefónica Brasil, S.A.

“Other movements” includes the impact of the agreement signed with the holders of non-controlling interests in Colombia Telecomunicaciones, S.A., ESP (see Note 3.r).

2010

As disclosed in Note 5, the Group availed itself of the option to measure the non-controlling interests of Vivo Participações, S.A. at fair value at the date of acquisition (see Note 3.c) in the amount of 5,290 million euros, which has resulted in an increase in non-controlling interests of 4,304 million euros, net of the amount of the previously existing non-controlling interests.

Similarly, the activity in 2010 reflected the allocation to non-controlling interests of the losses incurred by Colombia Telecomunicaciones, S.A., ESP, as described in Note 17, in the amount of 414 million euros.

“Other movements” includes the impact of the agreement signed with the holders of non-controlling interests in Colombia Telecomunicaciones, S.A., ESP (see Note 3.r).

Also noteworthy was the impact of the dividends paid during that year by Brasilcel, N.V., Telefónica Czech Republic, a.s. and Telesp Participações, S.A.

2012 Consolidated Financial Statements

Note 13. Financial assets and liabilities

1.- Financial assets

The breakdown of financial assets of the Telefónica Group at December 31, 2012 and 2011 is as follows:

December 31, 2012
	Fair value through profit or loss				Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Available-for-sale	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Held-to-maturity investments	Rest of financial assets at amortized cost	Total carrying amount	Total fair value
Non-current financial assets	2,072	424	1,093	2,145	791	4,943	−	164	3,441	9,339	8,961
Investments	−	−	586	−	498	79	9	−	−	586	586
Long-term credits	−	424	516	4	231	713	−	68	1,928	2,940	2,468
Deposits and guarantees	−	−	−	−	−	−	−	96	1,890	1,986	1,694
Derivative instruments	2,072	−	−	2,141	62	4,151	−	−	−	4,213	4,213
Impairment losses	−	−	(9)	−	−	−	(9)	−	(377)	(386)	−
Current financial assets	462	133	61	89	313	415	17	720	10,254	11,719	11,647
Financial investments	462	133	61	89	313	415	17	720	407	1,872	1,800
Cash and cash equivalents	−	−	−	−	−	−	−	−	9,847	9,847	9,847
Total financial assets	2,534	557	1,154	2,234	1,104	5,358	17	884	13,695	21,058	20,608

2012 Consolidated Financial Statements

December 31, 2011
	Fair value through profit or loss				Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Available-for-sale	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Held-to-maturity investments	Rest of financial assets at amortized cost	Total carrying amount	Total fair value
Non-current financial assets	1,574	273	1,310	2,720	663	5,213	1	3	2,798	8,678	8,673
Investments	−	−	680	−	588	91	1	−	−	680	680
Long-term credits	−	273	630	−	36	867	−	3	1,322	2,228	2,223
Deposits and guarantees	−	−	−	−	−	−	−	−	1,875	1,875	1,476
Derivative instruments	1,574	−	−	2,720	39	4,255	−	−	−	4,294	4,294
Impairment losses	−	−	−	−	−	−	−	−	(399)	(399)	−
Current financial assets	165	171	518	225	498	537	44	657	5,024	6,760	6,760
Financial investments	165	171	518	225	498	537	44	657	889	2,625	2,625
Cash and cash equivalents	−	−	−	−	−	−	−	−	4,135	4,135	4,135
Total financial assets	1,739	444	1,828	2,945	1,161	5,750	45	660	7,822	15,438	15,433

The calculation of the fair values of the Telefónica Group’s debt instruments required an estimate, for each currency and counterparty, of a credit spread curve using the prices of the Group’s bonds and credit derivatives.

Derivatives are measured using the valuation techniques and models normally used in the market, based on money-market curves and volatility prices available in the market.

2012 Consolidated Financial Statements

a) Non-current financial assets

The movement in items composing “Non-current financial assets” and the related impairment allowances at December 31, 2012 and 2011 are as follows:

Millions of euros	Investments	Long-term credits	Deposits and guarantees	Derivative financial assets	Impairment losses	Total
Balance at 12/31/10	597	2,938	1,680	2,566	(375)	7,406
Acquisitions	−	936	425	224	(11)	1,574
Disposals	(12)	(873)	(207)	−	1	(1,091)
Translation differences	(1)	(45)	(53)	34	1	(64)
Fair value adjustments	(160)	18	2	1,721	−	1,581
Transfers	256	(746)	28	(251)	(15)	(728)
Balance at 12/31/11	680	2,228	1,875	4,294	(399)	8,678
Acquisitions	91	982	454	395	12	1,934
Disposals	(139)	(667)	(185)	(24)	−	(1,015)
Exclusions of companies	−	70	(38)	−	4	36
Translation differences	2	(33)	(173)	39	(4)	(169)
Fair value adjustments	(48)	6	17	(172)	1	(196)
Transfers	−	354	36	(319)	−	71
Balance at 12/31/12	586	2,940	1,986	4,213	(386)	9,339

“Investments” includes the fair value of investments in companies where Telefónica does not exercise significant control and for which there is no specific disposal plan for the short term (see Note 3.i).

Among these is the Telefónica Group’s shareholding in Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) since 2000 of 317 million euros (326 million euros at December 31, 2011), representing 0.81% of its share capital. In 2011, the Telefónica Group wrote down the value of its investment in BBVA by 80 million euros.

Acquisitions in 2012 primarily relate to the investment in Amerigó (the Group’s venture capital fund for investment in innovation projects), for 40 million euros.

In 2011, the direct stake in Portugal Telecom and the shares assigned to equity swaps contracts arranged in 2010 were transferred to “Equity investments.” The amount transferred was 256 million euros.

In 2012, economic exposure to Portugal Telecom was reduced via partial disposals, which generated a loss of 5 million euros. In 2011, gains on sales amounted to 184 million euros (see Note 19).

Disposals in 2012 also include the full divestment of the stakes in Zon Multimedia and in Amper.

Given the poor situation of financial markets, at year-end the Group assessed the securities in its portfolio of listed available-for-sale assets individually for impairment. The analysis did not uncover the need to recognize any significant additional impairment losses.

“Long-term credits” includes mainly the investment of the net level premium reserves of the Group’s insurance companies, primarily in fixed-income securities, amounting to 1,055 million euros and 894 million euros at December 31, 2012 and 2011, respectively, and long-term prepayments of 154 million euros and 149 million euros at December 31, 2012 and 2011, respectively.

Additions to “Long-term credits” reflect the 208 million euros increase in the loan extended to Telco in 2011, for 600 million euros. At December 31, 2012, the total loan amount was 808 million euros (see Note 9). The amount drawn down is recognized as non-current pursuant to expectations of recovery at the reporting date.

 “Deposits and guarantees” consists mainly of balances to cover guarantees and stood at 1,986 million euros at December 31, 2012 (1,875 million euros at December 31, 2011). These deposits will decrease as the respective obligations they guarantee are reduced.

“Derivative financial assets” includes the fair value of economic hedges whose maturity is 12 months or greater of assets or liabilities in the consolidated statement of financial position, as part of the Group’s financial risk-hedging strategy (see Note 16).

b) Current financial assets

This heading in the accompanying consolidated statement of financial position at December 31, 2012 and 2011 primarily includes the following items:

•
Investments in financial instruments recognized at fair value to cover commitments undertaken by the Group’s insurance companies, amounting to 391 million euros at December 31, 2012 (171 million euros at December 31, 2011). The maturity schedule for these financial assets is established on the basis of payment projections for the commitments.

•
Derivative financial assets with a short-term maturity or not used to hedge non-current items in the consolidated statement of financial position, which amounted to 316 million euros in 2012 (385 million euros in 2011). The variation in the balance between the two years was due to exchange- and interest-rate fluctuations (see Note 16).

•	Short-term deposits and guarantees amounting to 95 million euros at December 31, 2012 (87 million euros at December 31, 2011).

•	Financing extended to Telco, S.p.A. in 2011, for 600 million euros, which was refinanced in 2012 and transferred to the non-current (see Note 9).

•	Current investments of cash surpluses which, given their characteristics, have not been classified as “Cash and cash equivalents.”

Current financial assets that are highly liquid and have maturity periods of three months or less from the date contracted , and present an insignificant risk of value changes, are recorded under “Cash and cash equivalents” on the accompanying consolidated statement of financial position.

2012 Consolidated Financial Statements

2.- Financial liabilities

The breakdown of financial liabilities at December 31, 2012 and the corresponding maturities schedule is as follows:

Millions of euros
	Current		Non-current
Maturity	2013	(*)	2014	2015	(*)	2016	2017	Subsequent years	Non-current total	Total
Debentures and bonds	6,357		4,831	4,312		6,596	4,876	17,170	37,785	44,142
Promissory notes & commercial paper	1,128		−	−		−	−	−	−	1,128
Other marketable debt securities	−		−	−		−	−	59	59	59
Total Issues	7,485		4,831	4,312		6,596	4,876	17,229	37,844	45,329
Loans and other payables	2,569		2,824	6,750		2,925	1,050	2,017	15,566	18,135
Other financial liabilities (Note 16)	191		195	357		253	367	2,026	3,198	3,389
TOTAL	10,245		7,850	11,419		9,774	6,293	21,272	56,608	66,853
(*) The figures of 2013 and 2015 include 500 million euros of expected early redemptions for each of the years, based on potential improvement of financial market conditions.

•
The estimate of future interest that would accrue on these financial liabilities held by the Group at December 31, 2012 is as follows: 2,531 million euros in 2013, 2,381 million euros in 2014, 2,122 million euros in 2015, 1,842 million euros in 2016, 1,537 million euros in 2017 and 8,088 million euros in years after 2017. For floating rate financing, the Group mainly estimates future interest using the forward curve of the various currencies at December 31, 2012.

•
The amounts shown in this table take into account the fair value of derivatives classified as financial liabilities (i.e., those with a negative mark-to-market) and exclude the fair value of derivatives classified as current financial assets, for 316 million euros, and those classified as non-current, for 4,213 million euros (i.e., those with a positive mark-to-market).

2012 Consolidated Financial Statements

The composition of these financial liabilities, by category, at December 31, 2012 and 2011 is as follows:

December 31, 2012
	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	−	−	−	−	−	−	45,329	45,329	49,956
Loans and other payables	1,774	−	1,615	113	3,276	−	18,135	21,524	21,874
Total financial liabilities	1,774	−	1,615	113	3,276	−	63,464	66,853	71,830

December 31, 2011
	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	−	−	−	−	−	−	42,239	42,239	42,203
Loans and other payables	1,246	−	1,203	78	2,371	−	21,623	24,072	21,961
Total financial liabilities	1,246	−	1,203	78	2,371	−	63,862	66,311	64,164

The calculation of the fair values of the Telefónica Group’s debt instruments required an estimate, for each currency and subsidiary, of the credit spread curve using the prices of the Group’s bonds and credit derivatives.

At December 31, 2012, some of the financing arranged by Telefónica Group companies in Latin America (Brazil, Colombia and Chile) was subject to compliance with certain financial covenants, which amount to approximately 4% of the Telefónica Group’s gross debt. To date, these covenants are being met. Due to the absence of cross-defaults, breach of the covenants would not affect the debt at the holding company level.

Part of the amount owed by Telefónica Group includes restatements to amortized cost at December 31, 2012 and 2011 as a result of fair value interest rate and exchange rate hedges.

2012 Consolidated Financial Statements

a) Issues

The movement in issues of debentures, bonds and other marketable debt securities in 2012 and 2011 is as follows:

Millions of euros	Debenture issues	Short-term promissory notes and commercial paper	Other non-Current Marketable debt securities	Total
Balance at 12/31/10	35,993	1,728	1,971	39,692
New issues	4,583	166	−	4,749
Redemptions, conversions and exchanges	(3,235)	(66)	−	(3,301)
Changes in consolidation scope	−	−	−	−
Revaluation and other movements	1,080	5	14	1,099
Balance at 12/31/11	38,421	1,833	1,985	42,239
New issues	8,090	284	−	8,374
Redemptions, conversions and exchanges	(2,376)	(996)	(1,941)	(5,313)
Changes in consolidation scope	−	−	−	−
Revaluation and other movements	7	7	15	29
Balance at 12/31/12	44,142	1,128	59	45,329

Bonds and other marketable debt securities

At December 31, 2012, the nominal amount of outstanding debentures and bonds issues was 42,411 million euros (35,958 million euros at December, 31, 2011). Appendix II presents the characteristics of all outstanding debentures and bond issues at year-end 2012 and 2011, as well as the significant issues made in each year.

During 2012, Telefónica, S.A. has repurchased bonds issued by Telefónica Emisiones S.A.U. and Telefonica Europe, B.V. up to 606 million euros (159 million euros accumulated at the end of 2011).

Telefónica, S.A. has a full and unconditional guarantee on issues made by Telefónica Emisiones, S.A.U., Telefónica Finanzas México, S.A. de C.V. and Telefonica Europe, B.V., all of which are, directly or indirectly, wholly-owned subsidiaries of Telefónica, S.A.

Short-term promissory notes and commercial paper

At December 31, 2012, Telefonica Europe, B.V., had a program for issuance of commercial paper, guaranteed by Telefónica, S.A., for up to 2,000 million euros. The outstanding balance of commercial paper issued under this program at December 31, 2012 was 768 million euros, issued at an average interest rate of 0.78% for 2012 (1,596 million issued in 2011 at an average rate of 1.50%).

At December 31, 2012, Telefónica, S.A. had a corporate promissory note program for 500 million euros, which can be increased to 2,000 million euros, with an outstanding balance at that date of 331 million euros (87 million euros at December 31, 2011).

On December 13, 2010, Telefónica Móviles, S.A. (Peru) registered a commercial paper program for up to 150 million US dollars (approximately 114 million euros). The outstanding balance of commercial paper issued under this program at December 31, 2012 was 32 million US dollars, equivalent to approximately 24 million euros (13 million US dollars at December 31, 2011).

2012 Consolidated Financial Statements

On December 20, 2010, Telefónica de Perú, S.A.A. registered a commercial paper program for an equivalent of up to 150 million US dollars (approximately 114 million euros). At December 31, 2012, no amount had been drawn under this program.

Other long-term marketable debt securities

On October 31, 2012, an offer to purchase the preferred securities of Telefónica Finance USA, LLC. was launched. Holders accepting such offer will receive, concurrently and in connection with, Telefónica’s ordinary shares and they will subscribe new debt securities of Telefónica. As a result of this offer, on November 29, 2012, the Group purchased 1,941,235 preferred securities (representing 97.06% of total). The remaining 58,765 preferred securities are reflected in this caption (at December 31, 2012 the outstanding balance was 59 million euros). The securities accrue interest at Euribor at 3 months, plus a 4% spread (effective annual rate) payable quarterly.

b) Interest-bearing debt

The average interest rate on outstanding loans and other payables at December 31, 2012 was 4.04% (4.04% in 2011). This percentage does not include the impact of hedges arranged by the Group.

The main financing transactions included under “Interest-bearing debt” outstanding at December 31, 2012 and 2011 and their nominal amounts are provided in Appendix IV.

Interest-bearing debt arranged or repaid in 2012 and 2011 mainly includes the following:

•
In accordance with the agreed maturity schedule, on December 14, 2012 tranche D of Telefonica Europe, B.V.'s syndicated loan arranged on October 31, 2005 fell due. The outstanding balance upon maturity was 2,658 million euros.

•
On December 12, 2012, the syndicated arranged between Atento Inversiones y Teleservicios, S.A.U. and its subsidiaries Atento, N.V. and Atento Teleservicios España, S.A.U. on March 29, 2011 was repaid in advance and fully cancelled. The outstanding balance upon maturity was 207 million euros.

•
In September 2012, Colombia Telecomunicaciones, S.A. ESP refinanced part of its debt, repaying, inter alia, the loan arranged in 2009 for 310,000 million Colombian pesos (equivalent to 123 million euros) and entering into new bilateral arrangements, including a 600,000 million pesos loan (257 million euros) and a 318,475 million pesos loan (137 million euros), both maturing in 2019. These arrangements have improved the company's average debt maturity.

•
On September 13, 2012, Vivo, S.A. drew down 798 million reais (approximately 319 million euros) of the 3,031 million reais loan arranged with BNDES on September 20, 2011. At December 31, 2012 the principal on this loan stood at 1,802 million reais (approximately 668 million euros).

•
On August 28, 2012, Telefonica Europe, B.V. signed a financing agreement with China Development Bank (CDB) and Industrial and Commercial Bank of China (IDBC) amounting to 1,200 million US dollars (approximately 910 million euros), maturing in 2023. No amounts had been drawn down on this loan at December 31, 2012.

•
On July 30, 2012, Telefónica Czech Republic, a.s.'s 115 million euros loan, arranged in 1997, fell due. On the same date, the company secured a bridge loan of 2,100 million Czech crowns (approximately 83 million euros), maturing in October 2012. Subsequently, on September 27, 2012, the company signed a syndicated loan of 3,000 million crowns (119 million euros), maturing on September 27, 2016. Funds from this loan were partially used to repay the bridge loan upon its maturity.

•
On May 15, 2012, Telefónica Móviles Colombia, S.A. repaid, in advance, the financing received from the International Development Bank (IDB) on December 20, 2007. The outstanding balance at that date amounted to 273 million US dollars (equivalent to 210 million euros).

•
In April 2012, the Colombian government and Colombia Telecomunicaciones, S.A. ESP (a company 52% owned by the Telefónica Group and 48% by the Colombian government) signed a definitive agreement to restructure their wireline and wireless businesses in Colombia. These agreements include, inter alia, the assumption by the Colombian government of the 48% of the payment obligations not yet due of Colombia

2012 Consolidated Financial Statements

Telecomunicaciones, S.A. ESP to PARAPAT (the consortium which owns the telecommunications assets and manages the pension funds for the entities that comprise the National Telecommunications Operator). Pursuant to these agreements, the net financial debt which is fully consolidated in the Telefónica Group’s financial statements decreased by approximately 1,499 million euros (Note 2).

•
On March 2, 2012, a deal was signed to refinance the two tranches maturing on December 14, 2012 (Tranche D) and December 13, 2013 (Tranche E) of the syndicated loan with Telefonica Europe, B.V., totaling up to 18,500 million pounds sterling entered into on October 31, 2005. As a result: As a result: (a) Telefonica Europe, B.V. entered into a syndicated loan for 633 million pounds sterling (tranche D1), available as from December 14, 2012 and maturing on December 14, 2015 (this loan was converted to euros on December 14, 2012 and had an outstanding balance of 801 million euros at year-end 2012); (b) Telefónica, S.A. arranged a syndicated loan for 729 million pounds sterling (tranche D2) available as from December 14, 2012 and maturing on December 14, 2015 (this loan was converted to euros on December 14, 2012 and had an outstanding balance of 923 million euros at year-end 2012); (c) Telefonica Europe, B.V. arranged a syndicated loan for 756 million euros (tranche E1) available as from March 2, 2012 and maturing on March 2, 2017, of which no amounts were drawn down in 2012; and a syndicated loan to Telefonica Europe, B.V. of 1,469 million pounds sterling (tranche E2), available as from December 13, 2013 and maturing on March 2, 2017.

•	On February 27, 2012, Telefónica, S.A. signed a bilateral loan agreement totaling 200 million euros and maturing on February 27, 2015. At December 31, 2012 this loan was drawn down in full.

•
On January 5, 2012, Telefonica Europe, B.V. signed a financing agreement with China Development Bank (CDB) for 375 million US dollars (approximately 284 million euros) maturing in 2022. This loan was fully drawn down at December 31, 2012.

•
On December 12, 2011, the 300 million euros loan facility arranged between Telefónica Finanzas, S.A.U. and the European Investment Bank (EIB) matured as scheduled. This loan was guaranteed by Telefónica, S.A.

•	On October 31, 2011, Telefónica Brasil, S.A. took out a loan with Banco do Brasil (BNB) for 150 million US dollars (equivalent to approximately 114 million euros).

•	On June 28, 2011, the 6,000 million euros syndicated loan facility arranged by Telefónica, S.A. on June 28, 2005 matured as scheduled. The outstanding balance upon maturity was 300 million euros.

•	On June 21, 2011, the syndicated loan facility arranged by Telefónica Móviles Chile, S.A. on October 28, 2005 for 150 million US dollars (equivalent to 116 million euros) matured as scheduled.

•
On May 12, 2011 Telefónica, S.A. signed an amendment to the syndicated loan agreement entered into on July 28, 2010 whereby it was agreed that, in exchange for the additional payment of certain fees and an upward adjustment to applicable interest rates, of the 5,000 million euros that were initially set to mature in July 2013, 2,000 million euros would be extended for another year, i.e. until July 2014, and another 2,000 million euros for a further three years, i.e. until July 2016. At December 31, 2012, this syndicated loan had been drawn down by 8,000 million euros (8,000 million euros at December 31, 2011).

•
On May 3, 2011, Telefónica, S.A. entered into a long-term credit facility for an aggregate amount of 376 million US dollars at a fixed rate with the guarantee of the Finnish Export Credits Guarantee Board (Finnvera). This credit facility is structured into four tranches: a tranche of 94 million US dollars maturing on January 30, 2020, another of 90 million US dollars maturing on July 30, 2020, a third of 94 million US dollars maturing on January 30, 2021, and a fourth of 98 million US dollars maturing on July 30, 2021. During 2012 the credit facility had been drawn down by 184 million US dollars from first and second tranche and a prepayment of 6 million US dollars was made. At December 31, 2012, the outstanding balance of this credit facility amounted to 178 million US dollars (equivalent to 135 million euros).

•	On January 5, 2011, the syndicated loan facility arranged by Telefónica Móviles Chile, S.A. on December 29, 2005 for 180 million dollars (equivalent to 138 million euros) matured as scheduled.

2012 Consolidated Financial Statements

During 2012, Vivo, S.A. paid the installments foreseen in the repayment schedule for the financing arranged with BNDES on August 9, 2007, for an aggregate amount of 307 million Brazilian reais (equivalent to approximately 123 million euros) and the repayment schedule for the financing arranged by Telefónica Brasil, S.A. with BNDES on October 29, 2007, for an aggregate amount of 407 million Brazilian reais (equivalent to approximately 162 million euros). At December 31, 2012, the outstanding nominal principal on those loans were 562 and 983 million reais (equivalent to approximately 208 and 365 million euros, respectively).

At December 31, 2012, the Telefónica Group had total unused credit facilities from various sources amounting to approximately 11,597 million euros (approximately 10,119 million euros at December 31, 2011).

2012 Consolidated Financial Statements

Loans by currency

The breakdown of loans by currency at December 31, 2012 and 2011, along with the equivalent value of foreign-currency loans in euros, is as follows:

	Outstanding balance (in millions)
	Currency		Euros
Currency	12/31/12	12/31/11	12/31/12	12/31/11
Euros	11,681	13,099	11,681	13,099
US dollars	2,432	2,520	1,843	1,947
Brazilian reais	3,524	4,014	1,307	1,545
Argentine pesos	510	764	79	137
Colombian pesos	1,809,200	9,035,173	2,459	3,594
Yen	14,925	14,916	131	149
Chilean peso	76,742	106,284	121	158
New soles	335	853	100	245
Pounds sterling	172	552	211	661
Czech crown	3,019	49	120	2
Other currencies	−	−	83	86
Total Group	N/A	N/A	18,135	21,623

2012 Consolidated Financial Statements

Note 14. Trade and other payables

The composition of “Trade and other payables” is as follows:

Millions of euros	12/31/2012		12/31/2011
	Non-current	Current	Non-current	Current
Trade payables	−	8,719	−	8,888
Advances received on orders	−	72	−	77
Other payables	1,749	6,247	1,620	6,684
Deferred income	392	1,540	472	1,766
Payable to associates (Note 9)	−	511	−	440
Total	2,141	17,089	2,092	17,855

“Deferred income” principally includes the amount of connection fees not yet recognized in the income statement, customer loyalty programs, and advance payments received on pre-pay contracts.

At December 31, 2012, non-current “Other payables” mainly comprises the deferred portion of the payment for acquiring, in 2010, the spectrum use license in Mexico, for an equivalent of 995 million euros (878 million euros at December 31, 2011).

The detail of current “Other payables” at December 31, 2012 and 2011 is as follows:

Millions of euros	Balance at 12/31/2012	Balance at 12/31/2011
Dividends payable by Group companies	183	241
Payables to suppliers of property, plant and equipment	3,994	4,393
Accrued employee benefits	719	728
Other non-financial non-trade payables	1,351	1,322
Total	6,247	6,684

Information on deferred payments to suppliers of Spanish companies (Third additional provision, "Information requirement" of Law 15/2010 of July 5)

The Telefónica Group’s Spanish companies have adapted their internal processes and payment schedules to the provisions of Law 15/2010, establishing measures against late payment in commercial transactions. Engagement conditions with commercial suppliers in 2012 included payment periods of up to 75 days (85 days in 2011), as laid down in said law.

For reasons of efficiency and in line with general business practice, the Telefónica Group’s companies in Spain have defined payment schedules with suppliers, whereby payments are made on set days. For the main companies, payments are made three times a month. Invoices falling due between two payment days are settled on the following payment date in the schedule.

Payments to Spanish suppliers in 2012 and 2011 surpassing the established legal limit were the result of circumstances or incidents beyond the payment policies, mainly the closing of agreements with suppliers over the delivery of goods or the rendering of services, or occasional processing issues.

Information on contracts entered into after Law 15/2010 took effect that exceed the maximum period established in this law is as follows:

2012 Consolidated Financial Statements

	2012		2011
Millions of euros	Amount	%	Amount	%
Payments within allowable period	7,633	95.1	8,361	95.2
Other	395	4.9	425	4.8
Total payments to commercial suppliers	8,028	100.0	8,786	100.0
Weighted average days past due	35		38
Deferrals at year-end that exceed the limit (*)	28		27

(*) At the date of authorization for issue of these consolidated financial statements, the Group had processed the outstanding payments, except in cases where an agreement with suppliers was being negotiated.

2012 Consolidated Financial Statements

Note 15. Provisions

The amounts of provisions in 2012 and 2011 are as follows:

	12/31/2012			12/31/2011
Millions of euros	Current	Non-current	Total	Current	Non-current	Total
Employee benefits:	913	4,410	5,323	807	4,999	5,806
- Termination plans	861	3,290	4,151	790	3,908	4,698
- Post-employment defined benefit plans	−	894	894	−	799	799
- Other benefits	52	226	278	17	292	309
Other provisions	738	2,654	3,392	696	2,173	2,869
Total	1,651	7,064	8,715	1,503	7,172	8,675

Employee benefits

a) Termination plans

In the last few years, the Telefónica Group has carried out early retirement plans in order to adapt its cost structure to the prevailing environment in the markets where it operates, making certain strategic decisions relating to its size and organization.

On July 29, 2003, the Ministry of Labor and Social Affairs approved a labor force reduction plan for Telefónica de España, S.A.U. through various voluntary, universal and non-discriminatory programs, which were announced on July 30, 2003. The plan concluded on December 31, 2007, with 13,870 employees taking part for a total cost of 3,916 million euros. Provisions recorded for this plan at December 31, 2012 and 2011 amounted to 1,037 and 1,404 million euros, respectively.

On July 14, 2011, the Ministry of Labor and Social Affairs approved a new labor force reduction plan for Telefónica de España, S.A.U. that included up to 6,500 net job losses in the period from 2011 to 2013, through various voluntary, universal and non-discriminatory programs.

In 2011, the Group recognized the estimated cost of payments for the program using updated and actuarial criteria based on a high quality market interest rate curve, in the amount of 2,671 million euros. This amount was included under “Personnel expenses” in the consolidated income statement (see Note 2).

In 2012, the period for adhering to the plan was closed, with a total of 6,830 requests being received (2,359 requests in 2011). At December 31, 2012, the provision for this plan amounted to 2,614 million euros (2,727 million euros at December 31, 2011).

Furthermore, the Group had recorded provisions totalling 500 million euros (567 million euros at December 31, 2011) for other planned adjustments to the workforce and plans prior to 2003.

The companies bound by these commitments calculated provisions required at 2012 and 2011 year-end using actuarial assumptions pursuant to current legislation, including the PERM/F- 2000 C mortality tables and a variable interest rate based on high quality market yield curves.

2012 Consolidated Financial Statements

The movement in provisions for post-employment plans in 2012 and 2011 is as follows:

Millions of euros	Total
Provisions for post employment plans at 12/31/10	2,756
Additions	2,787
Retirements/amount applied	(936)
Transfers	(29)
Translation differences and accretion	120
Provisions for post employment plans at 12/31/11	4,698
Additions	36
Retirements/amount applied	(841)
Transfers	31
Exclusion of companies	(1)
Translation differences and accretion	228
Provisions for post employment plans at 12/31/12	4,151

The discount rate used for these provisions at December 31, 2012, was 0.85%, with average length of the plans of 3.87 years.

b) Post-employment defined benefit plans

The Group has a number of defined-benefit plans in the countries where it operates. The following tables present the main data of these plans:

12/31/2012
	Spain		Rest of Europe		Latin America
Millions of euros	ITP	Survival	UK	Germany	Brazil	Other	Total
Obligation	395	259	1,139	81	298	85	2,257
Assets	−	−	(1,191)	(76)	(225)	(6)	(1,498)
Net provision before asset ceiling	395	259	(52)	5	73	79	759
Asset ceiling	−	−	−	−	54	−	54
Net provision	395	259	9	7	145	79	894
Net assets	−	−	61	2	18	−	81

12/31/2011
	Spain		Rest of Europe		Latin America
Millions of euros	ITP	Survival	UK	Germany	Brazil	Other	Total
Obligation	412	242	976	55	298	18	2,001
Assets	−	−	(971)	(79)	(235)	(7)	(1,292)
Net provision before asset ceiling	412	242	5	(24)	63	11	709
Asset ceiling	−	−	−	17	51	−	68
Net provision	412	242	5	2	127	11	799
Net assets	−	−	−	9	13	−	22

2012 Consolidated Financial Statements

The movement in the present value of obligations in 2012 and 2011 is as follows:

	Spain		Rest of Europe		Latin America
Millions of euros	ITP	Survival	UK	Germany	Brazil	Other	Total
Present value of obligation at 12/31/10	424	208	918	57	272	13	1,892
Translation differences	−	−	29	−	(26)	1	4
Current service cost	−	9	25	3	4	1	42
Past service cost	−	−	−	−	−	−	−
Interest cost	13	7	51	2	26	2	101
Actuarial losses and gains	23	26	(27)	(7)	38	2	55
Benefits paid	(48)	(8)	(20)	−	(16)	−	(92)
Plan curtailments	−	−	−	−	−	(1)	(1)
Present value of obligation at 12/31/11	412	242	976	55	298	18	2,001
Translation differences	−	−	23	−	(31)	(1)	(9)
Current service cost	−	3	25	3	4	53	88
Past service cost	−	−	3	−	−	29	32
Interest cost	9	6	49	3	25	3	95
Actuarial losses and gains	19	18	174	21	15	2	249
Benefits paid	(45)	(10)	(18)	(1)	(13)	(15)	(102)
Plan curtailments	−	−	(93)	−	−	(4)	(97)
Present value of obligation at 12/31/12	395	259	1,139	81	298	85	2,257

Movements in the fair value of plan assets in 2012 and 2011 are as follows:

	Rest of Europe		Latin America
Millions of euros	UK	Germany	Brazil	Other	Total
Fair value of plan assets at 12/31/10	838	63	250	5	1,156
Translation differences	29	−	(21)	1	9
Expected return on plan assets	48	3	23	−	74
Actuarial losses and gains	(13)	(3)	(5)	−	(21)
Company contributions	89	16	3	1	109
Employee contributions	−	−	−	−	−
Benefits paid	(20)	−	(15)	−	(35)
Fair value of plan assets at 12/31/11	971	79	235	7	1,292
Translation differences	23	−	(22)	−	1
Expected return on plan assets	53	4	25	−	82
Actuarial losses and gains	81	(6)	(4)	−	71
Company contributions	81	−	2	−	83
Employee contributions	−	−	−	−	−
Benefits paid	(18)	(1)	(11)	(1)	(31)
Fair value of plan assets at 12/31/12	1,191	76	225	6	1,498

2012 Consolidated Financial Statements

The amounts of actuarial gains and losses of these plans recognized directly in equity in accordance with the asset ceilings of these plans in 2012, 2011 and 2010, before non-controlling interests and before the related tax effect, are as follows:

Millions of euros	2012	2011	2010
Spain	(38)	(48)	(17)
Rest of Europe	(97)	14	(6)
Latin America	(19)	(51)	(71)
Total	(154)	(85)	(94)

The Group’s principal defined-benefit plans are:

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

The amount for this provision totaled 395 million euros at December 31, 2012 (412 million euros at December 31, 2011).

b. Survival: serving employees who did not join the defined pension plan are still entitled to receive survivorship benefits at the age of 65.

The amount for this provision totaled 259 million euros at December 31, 2012 (242 million euros at December 31, 2011).

These plans do not have associated assets that qualify as “plan assets” under IAS 19.

The main actuarial assumptions used in valuing these plans are as follows:

	Survival		ITP
	12/31/2012	12/31/2011	12/31/2012	12/31/2011
Discount rate	0.091%-2.297%	0.787%-2.521%	0.091%-2.297%	0.787%-2.521%
Expected rate of salary increase	2.50%	2.50%	−	−
Mortality tables	PERM/F-2000C Combined with OM77	PERM/F-2000C Combined with OM77	90% PERM 2000C/98% PERF 2000 C	92% PERM 2000C/100% PERF 2000 C

The table below shows the sensitivity of the value of termination and post-employment obligations of Telefónica Group companies in Spain to changes in the discount rate:

+100 bp		-100 bp
Impact on value	Impact on income statement	Impact on value	Impact on income statement
-211	154	177	-122
Variations of less than -100bp are considered for terms of less than five years to prevent negative rates.

A 100bp increase in the discount rate would reduce the value of the liabilities by 211 million euros and have a positive impact on income statement of 154 million euros before tax. However, a 100bp decrease in the discount rate would increase the value of the liabilities by 177 million euros and have a negative impact on income statement of 122 million euros before tax.

The Telefónica Group actively manages this position and has arranged a derivatives portfolio to minimize the impact of changes in the discount rate (see Note 16).

2012 Consolidated Financial Statements

Plans in the rest of Europe:

The various O2 Group companies consolidated within the Telefónica Group have defined-benefit post-employment plans, covered by qualifying assets.

The number of beneficiaries of these plans at December 31, 2012 and 2011 is as follows:

Employees	2012	2011
UK	4,575	4,590
Germany	6,418	5,979

The main actuarial assumptions used in valuing these plans are as follows:

	12/31/2012		12/31/2011
	UK	Germany	UK	Germany
Nominal rate of salary increase	4.2%	2.6%	4.0%	3.5%
Nominal rate of pension payment increase	3.1%	2%	2.9%	1.0%-4.0%
Discount rate	4.6%	4.2%	4.9%	5.3%
Expected inflation	3.2%	2%	3.0%	2%
Expected return on plan assets
- Shares	7.0%	N/A	7.0%	N/A
- UK government bonds	-	N/A	-	N/A
- Other bonds	4.6%	N/A	4.9%	N/A
- Rest of assets	3.2%	4.2%	3.0%	4%-4.25%
Mortality tables	Pna00mc0.5 underpin	Prf. Klaus Heubeck (RT 2005 G)	Pna00mc0.5 underpin	Prf. Klaus Heubeck (RT 2005 G)

The estimation of average length for plans in UK and Germany is 20 and 25 years, respectively.

Plans in Latin America:

Subsidiary Telefónica Brazil (formerly Telecomunicações de São Paulo, S.A.) and its subsidiaries had various pension plan, medical insurance and life insurance obligations with employees.

The main actuarial assumptions used in valuing these plans are as follows:

	12/31/2012	12/31/2011
Discount rate	8.90%	9.73%
Nominal rate of salary increase	6.18%	6.54%-7.20%
Expected inflation	4.50%	4.50%
Cost of health insurance	7.64%	7.64%
Expected return on plan assets	8.70%	11.07%-12.08%
Mortality tables	AT 2000 M/F	AT 2000 M/F

In addition, Telefónica Brazil, along with other companies resulting from the privatization of Telebrás (Telecomunicações Brasileiras, S.A.) in 1998, adhered to PBS-A, a non-contribution defined benefit plan managed by Fundação Sistel de Seguridade Social, whose beneficiaries are employees that retired prior to January 31, 2000. At December 31, 2012 net plan assets amounted to 760 million Brazilian reais, equivalent to 282 million euros (668 million Brazilian reais at December 31, 2011, equivalent to 275 million euros). This plan does not have an impact on the consolidated statement of financial position, given that recovery of the assets is not foreseeable.

The valuations used to determine the value of obligations and plan assets, where appropriate, were performed as of December 31, 2012 by external and internal actuaries. The projected unit credit method was used in all cases.

c) Other benefits

This heading mainly includes the amount recorded by Telefónica Spain related to the accrued portion of long-service bonuses to be awarded to employees after 25 years’ service, amounting to 201 million euros at December 31, 2012 (210 million euros at December 31, 2011).

Other provisions

The movement in “Other provisions” in 2012 and 2011 is as follows:

Millions of euros
Other provisions at December 31, 2010	2,650
Additions	707
Retirements/amount applied	(480)
Transfers	88
Translation differences	(96)
Other provisions at December 31, 2011	2,869
Additions	1,098
Retirements/amount applied	(451)
Transfers	62
Translation differences	(186)
Other provisions at December 31, 2012	3,392

“Other provisions” includes the amount recorded in 2007 in relation to the fine imposed on Telefónica de España, S.A.U. by the EC anti-trust authorities. Taking into account accrued interest, a total provision of 196 million euros was made in this regard (188 million euros at December 31, 2011).

Also included are the provisions for dismantling of assets recognized by Group companies in the amount of 460 million euros (401 million euros at the 2011 year end).

“Other Provisions” also includes the provisions recorded (or used) by the Group companies to cover the risks inherent in the realization of certain assets, the contingencies arising from their respective business activities and the risks arising from commitments and litigation acquired in other transactions, recognized as indicated in Note 3.1.

Given the nature of the risks covered by these provisions, it is not possible to determine a reliable schedule of potential payments, if any.

2012 Consolidated Financial Statements

Note 16. Derivative financial instruments and risk management policies

The Telefónica Group is exposed to various financial market risks as a result of: (i) its ordinary business activity, (ii) debt incurred to finance its business, (iii) its investments in companies, and (iv) other financial instruments related to the above commitments.

The main market risks affecting Group companies are as follows:

Exchange rate risk

Exchange rate risk arises primarily from: (i) Telefónica’s international presence, through its investments and businesses in countries that use currencies other than the euro (primarily in Latin America, but also in the United Kingdom and the Czech Republic), and (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt.

Interest rate risk

Interest rate risk arises primarily in connection with changes in interest rates affecting: (i) financial expenses on floating rate debt (or short-term debt likely to be renewed), due to changes in interest rates and (ii) the value of long-term liabilities at fixed interest rates.

Share price risk

Share price risk arises primarily from changes in the value of the equity investments (that may be bought, sold or otherwise involved in transactions), from changes in the value of derivatives associated with such investments, from changes in the value of treasury shares and from equity derivatives.

Other risks

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

Finally, the Telefónica Group is exposed to country risk (which overlaps with market and liquidity risks). This refers to the possible decline in the value of assets, cash flows generated or cash flows returned to the parent company as a result of political, economic or social instability in the countries where the Telefónica Group operates, especially in Latin America.

Risk management

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

2012 Consolidated Financial Statements

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

At December 31, 2012, net debt in Latin American currencies was equivalent to approximately 4,988 million euros. However, the Latin American currencies in which this debt is denominated is not distributed in proportion to the cash flows generated in each currency. The future effectiveness of the strategy described above as a hedge of exchange rate risks therefore depends on which currencies depreciate relative to the euro.

The Telefónica Group aims to protect itself against declines in Latin American currencies relative to the euro affecting asset values through the use of dollar-denominated debt, incurred either in Spain (where such debt is associated with an investment as long as it is considered to be an effective hedge) or in the country itself, where the market for local currency financing or hedges may be inadequate or non-existent. At December 31, 2012, the Telefónica Group’s net debt denominated in dollars was equivalent to 1,279 million euros.

At December 31, 2012, pound sterling-denominated net debt was approximately 1.8 times the value of the 2012 operating income before depreciation and amortization (OIBDA) from the Telefónica Europe business unit in the United Kingdom. The Telefónica Group’s aim is to maintain a similar proportion of pound sterling-denominated net debt to OIBDA as the Telefónica Group’s net debt to OIBDA ratio, on a consolidated basis, to reduce its sensitivity to changes in the pound sterling to euro exchange rate. Pound sterling-denominated net debt at December 31, 2012, was equivalent to 2,629 million euros, less than the 3,540 million euros at December 31, 2011.

The risk-management objective to protect the investment in the Czech Republic is similar to that described for the investment in the UK, where the amount of Czech crown-denominated debt is proportional to the OIBDA of the “Telefónica Europe” business unit in the Czech Republic. Czech crown-denominated net debt at December 31, 2012 was 2.1 times OIBDA in Czech crown (1.7 times in 2011) on a consolidated basis and 2.97 times (2.55 times in 2011) on a proportional basis.

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

In 2012, exchange rate management resulted in negative exchange rate differences totalling 534 million euros (excluding the impact of hyperinflationary adjustments), primarily due to the impact on the Group’s estimates of the 32% fall in the asset value of the Venezuelan bolivar against the US dollar in 2013, compared to 176 million euros in negative differences in 2011.

The following table illustrates the sensitivity of foreign currency gains and losses and of equity to changes in exchange rates, where: (i) in calculating the impact on the income statement, the exchange rate position affecting the income statement at the end of 2012 was considered constant during 2013; (ii) in calculating the impact on equity, only monetary items have been considered, namely debt and derivatives such as hedges of net investment and loans to associates in investment, whose breakdown is considered constant in 2013 and identical to that existing at the end of 2012. In both cases, Latin American currencies are assumed to depreciate against the dollar and the rest of the currencies against the euro by 10%.

2012 Consolidated Financial Statements

Millions of euros
Currency	Change	Impact on the consolidated income statement	Impact on consolidated equity
All currencies vs EUR	10%	112	(271)
USD vs EUR	10%	10	73
European currencies vs EUR	10%	−	(498)
Latin American currencies vs USD	10%	102	154
All currencies vs EUR	(10)%	(112)	271
USD vs EUR	(10)%	(10)	(73)
European currencies vs EUR	(10)%	−	498
Latin American currencies vs USD	(10)%	(102)	(154)

Following the decision of the Government of Venezuela on February 8, 2013 to devaluate the bolivar from 4.3 bolivars per dollar to 6.3 bolivars per dollar, the Group considers that, pursuant to IFRS, the devaluation is an event after the 2012 balance sheet date that does not require a modification of the exchange rate used to convert financial information of Venezuelan companies based on 4.3 bolivars per dollar.

The new exchange rate of 6.3 bolivars per US dollar will be used from 2013 in the conversion of financial information on Venezuelan subsidiaries. The main aspects to be considered in 2013 are detailed in Note 24.

The exchange-rate situation of the Bolivar fuerte affects the estimates made by the Group of the liquidation value of the net foreign currency position related to investments in Venezuela, the negative impact of which on the 2012 financial statements amounts to 438 million euros.

The Group’s monetary position in Venezuela at December 31, 2012 is a net debtor position of 2,974 million Venezuelan bolivars (equivalent to approximately 524 million euros). It had an average creditor debt position in 2012, leading to a higher financial expense in the amount of 64 million euros for the effect of inflation.

Interest rate risk

The Telefónica Group’s financial expenses are exposed to changes in interest rates. In 2012, the rates applied to the largest amount of short-term debt were mainly based on the Euribor, the Czech crown Pribor, the Brazilian SELIC, the US dollar and pound sterling Libor, and the Colombian UVR. In nominal terms, at December 31, 2012, 74% of Telefónica's net debt (or 73% of long-term net debt) was pegged to fixed interest rates for a period greater than one year, compared to 66% of net debt (70% of long-term net debt) in 2011. Of the remaining 26% (net debt at floating rates or at fixed rates maturing in under one year), 10 percentage points had interest rates collared in a period over one year (or 3% of long-term debt), while at December 31, 2011 this was the case for 15 percentage points of net debt at floating rates or with fixed rates maturing within one year (5% of long-term net debt). This decrease in 2012 from 2011 is due to our decision to cancel or not renew an amount equivalent to 1,428 million euros of caps and floors in euros, US dollars and pounds sterling, following the policy implemented in 2009 in anticipation of a fall in interest rates.

In addition, early retirement liabilities were discounted to present value over the year, based on the curve for instruments with very high credit quality. The decrease in interest rates has increased the market value of these liabilities. However, this increase was nearly completely offset by the increase in the value of the hedges on these positions.

Net financial expense rose 24.4% to 3,658 million in 2012 from 2,941 million euros in 2011. This increase is due to two effects with similar impacts: first, an increase in interest rate costs primarily due to the increase in average debt (up 3.3% to a total of 58,187 million euros), the rise in credit spreads and the need to enhance liquidity (with very low returns compared to the cost of the debt) as a result of the market crises; and, secondly, to the impact on estimates of the 32% devaluation in the Venezuelan bolivar, as explained above. In spite of the increase in credit costs, the Group's weighted average cost of gross debt (excluding cash) was held steady at 4.7%. Stripping out exchange rate differences, such expenses implied an average cost of debt of 5.37% in the last 12 months.

To illustrate the sensitivity of financial expenses to variability in short-term interest rates, a 100 basis points increase in interest rates in all currencies in which Telefónica has financial positions at December 31, 2012 has been assumed, and a

2012 Consolidated Financial Statements

100 basis points decrease in interest rates in all currencies except those currencies with low interest rates, in order to avoid negative rates (euro, pound sterling and the US dollar) and a constant position equivalent to that prevailing at the end of 2012.

To illustrate the sensitivity of equity to variability in interest rates, a 100 basis point increase in interest rates in all currencies and terms of the curve, in which Telefónica holds financial positions at December 31, 2012 was assumed, as well as a 100 basis point decrease in all currencies and terms (except those below 1% in order to avoid negative rates). Cash flow hedge positions were also considered as they are fundamentally the only positions where changes in market value due to interest-rate fluctuations are recognized in equity.

Millions of euros
Change in basis points (bp)	Impact on consolidated income statement	Impact on consolidated equity
+100bp	(96)	747
-100bp	36	(685)

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

To reduce the risk associated with variations in share price under these plans, Telefónica has acquired instruments that replicate the risk profile of some of these plans as explained in Note 20.

In 2012, the second Global Employee Share Plan was launched, in accordance with approval given at the 2011 Ordinary General Shareholders' Meeting (see details of the plan in Note 20).

In addition, the Group may use part of the treasury shares of Telefónica, S.A. held at December 31, 2012 to cover shares deliverable under the PSP or the Global Employee Share Plan. The net asset value of the treasury shares could increase or decrease depending on variations in Telefónica, S.A.’s share price.

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

2.
The Telefónica Group must be able to pay all commitments over the next 12 months without accessing new borrowing or tapping the capital markets (although drawing upon firm credit lines arranged with banks), assuming budget projections are met. Throughout 2012, due to the financial market crisis, the Group decided to apply a substantially greater hedging policy for these commitments.

2012 Consolidated Financial Statements

At December 31, 2012, the average maturity of net financial debt (51,259 million euros) was 6.4 years.

At December 31, 2012, gross financial debt scheduled to maturity in 2013 amounted to approximately 10,074 million euros (including the net position of derivative financial instruments and certain current payables), or 9,574 million euros if Telefónica decides not to exercise early redemption options, which is lower than the amount of funds available, calculated as the sum of: a) current financial assets and cash at December 31, 2012 (11,404 million euros excluding derivative financial instruments), b) annual cash generation projected for 2013; and c) undrawn credit facilities arranged with banks whose original maturity is over one year (an aggregate of more than 9,470 million euros at December 31, 2012), providing flexibility to the Telefónica Group with regard to accessing capital or credit markets in the next 12 months. For a further description of the Telefónica Group’s liquidity and capital resources in 2013, see Note 13.2 Financial Liabilities and Appendix III.

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

Regarding the first point, at December 31, 2012, the Telefónica Group’s Latin American companies had net financial debt not guaranteed by the parent company of 3,169 million euros, which represents 6.2% of consolidated net financial debt.

Regarding the repatriation of funds to Spain, it has received 1,817 million euros from Latin America companies in 2012, of which 1,314 million euros was from dividends, 34 million euros was from intra-group loans (payments of interest and repayments of principal), 247 million euros for capital reductions and 221 million euros was for other items.

In this regard, it is worth noting that since February 2003, Venezuela has had an exchange control mechanism in place, managed as indicated above by the Currency Administration Commission (CADIVI). The body has issued a number of regulations (“providencias”) governing the modalities of currency sales in Venezuela at official exchange rates. Foreign companies which are duly registered as foreign investors are entitled to request approval to acquire currencies at the official exchange rate by the CADIVI, in line with regulation number 029, article 2, section c) "Remittance of earnings, profits, income, interest and dividends from international investment." Telefónica Venezolana, C.A. (formerly Telcel, C.A.), a Telefónica Group subsidiary in Venezuela, obtained the aforementioned requested approval on 295 million Venezuelan bolivars in 2006, 473 million Venezuelan bolivars in 2007 and 785 million Venezuelan Bolivars in 2008. At December 31, 2012, payment of two dividends agreed by the company in the amount of 5,882 million Venezuelan bolivars is pending approval by the CADIVI.

Credit risk

The Telefónica Group trades in derivatives with creditworthy counterparties. Therefore, Telefónica, S.A. generally trades with credit entities whose “senior debt” ratings are of at least “A”. In Spain, where most of the Group’s derivatives portfolio is held, there are netting agreements with financial institutions, with debtor or creditor positions offset in case of bankruptcy, limiting the risk to the net position. In addition, since Lehman went bankrupt, the credit ratings of rating agencies has proved to be less effective as a credit risk management tool. Therefore, the 5-year CDS (Credit Default Swap) of credit institutions has been added. This way, the CDS of all the counterparties with which Telefónica, S.A. operates is monitored at all times in order to assess the maximum allowable CDS for operating at any given time. Transactions are generally only carried out with counterparties whose CDS is below the threshold.

For other subsidiaries, particularly those in Latin America, assuming a stable sovereign rating provides a ceiling which is below “A,” trades are with local financial entities whose rating by local standards is considered to be of high creditworthiness.

2012 Consolidated Financial Statements

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

This is based on continuous monitoring of the risk assumed and the resources necessary to optimize the risk-reward ratio in its operations. Particular attention is given to those clients and/or products with a financial component that could cause a material impact on the Group's financial statements for which, depending on the segment and type of relation, a variety of measures are adopted to mitigate exposure to credit risk.

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

Several Telefónica Group companies provide operating guarantees granted by external counterparties, which are offered during their normal commercial activity, in bids for licenses, permits and concessions, and spectrum acquisitions. At December 31, 2012, these guarantees amounted to approximately 3,312 million euros (see Note 21.e).

Capital management

Telefónica’s corporate finance department, which is in charge of Telefónica’s capital management, takes into consideration several factors when determining Telefónica’s capital structure, with the aim of ensuring sustainability of the business and maximizing the value to shareholders.

Telefónica monitors its cost of capital with a goal of optimizing its capital structure. In order to do this, Telefónica monitors the financial markets and updates to standard industry approaches for calculating weighted average cost of capital, or WACC. Telefónica also uses a net financial debt ratio below 2.35x OIBDA in the medium term (excluding items of a non-recurring or exceptional nature), enabling to obtain and maintain the desired credit rating over the medium term, and with which the Telefónica Group can match the potential cash flow generation with the alternative uses that could arise at all times.

These general principles are refined by other considerations and the application of specific variables, such as country risk in the broadest sense, or the volatility in cash flow generation, when determining the Telefónica Group’s financial structure.

Derivatives policy

At December 31, 2012, the nominal value of outstanding derivatives with external counterparties amounted to 147,724 million equivalent, a 17% decrease from December 31, 2011 (178,641 million euros equivalent). This figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying liability. For example, a foreign currency loan can be hedged into floating rate, and then each interest rate period can be fixed using a fixed rate hedge, or FRA (forward rate agreement). Even using such techniques to reduce the position, it is still necessary to take extreme care in the use of derivatives to avoid potential problems arising through error or a failure to understand the real position and its associated risks.

Telefónica’s derivatives policy emphasizes the following points:

1) Derivatives based on a clearly identified underlying.

Acceptable underlyings include assets and liabilities, profits, revenues and cash flows in either a company’s functional currency or another currency. These flows can be contractual (debt and interest payments, settlement of foreign currency

2012 Consolidated Financial Statements

payables, etc.), reasonably certain or foreseeable (PP&E purchases, future debt issues, commercial paper programs, etc.). The acceptability of an underlying asset in the above cases does not depend on whether it complies with accounting rules requirements for hedge accounting, as is required in the case of certain intragroup transactions, for instance. Parent company investments in subsidiaries with functional currencies other than the euro also qualify as acceptable underlying assets.

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

2012 Consolidated Financial Statements

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

•
Hedges of net investment in consolidated foreign subsidiaries. Generally such hedges are arranged by the parent company and the other Telefónica holding companies. Wherever possible, these hedges are implemented through real debt in foreign currency. Often, however, this is not always possible as many Latin American currencies are non-convertible, making it impossible for non-resident companies to issue local currency debt. It may also be that the debt market in the currency concerned is too thin to accommodate the required hedge (for example, the Czech crown and pounds sterling), or that an acquisition is made in cash with no need for market financing. In these circumstances derivatives, either forwards or cross-currency swaps are used to hedge the net investment.

Hedges can comprise a combination of different derivatives.

Management of accounting hedges is not static, and the hedging relationship may change before maturity. Hedging relationships may change to allow appropriate management that serves the Group’s stated principles of stabilizing cash flows, stabilizing net financial income/expense and protecting share capital. The designation of hedges may therefore be cancelled, before maturity, because of a change in the underlying, a change in perceived risk on the underlying or a change in market view. Derivatives included in these hedges may be reassigned to new hedges where they meet the effectiveness test and the new hedge is well documented. To gauge the efficiency of transactions defined as accounting hedges, the Group analyzes the extent to which the changes in the fair value or in the cash flows attributable to the hedged item would offset the changes in fair value or cash flows attributable to the hedged risk using a linear regression model both prospectively and retrospectively.

The main guiding principles for risk management are laid down by Telefónica’s Finance Department and implemented by company financial officers (who are responsible for balancing the interests of each company and those of the Telefónica Group). The Corporate Finance Department may allow exceptions to this policy where these can be justified, normally when the market is too thin for the volume of transactions required or on clearly limited and small risks. New companies joining the Telefónica Group as a result of mergers or acquisitions may also need time to adapt.

The breakdown of the financial results recognized in 2012, 2011 and 2010 is as follows:

Millions of euros	2012	2011	2010
Interest income	557	586	454
Dividends received	28	42	40
Other financial income	276	181	266
Interest expenses	(3,094)	(2,671)	(2,514)
Ineffective portion of cash flow hedges	1	1	(16)
Accretion of provisions and other liabilities	(469)	(106)	(145)
Changes in fair value of financial assets at fair value through profit or loss	648	573	25
Changes in fair value of financial liabilities at fair value through profit or loss	(550)	(808)	(39)
Transfer from equity to profit and loss from cash flow hedges	(173)	(210)	(73)
Transfer from equity to profit and loss from available-for-sale assets and others	(50)	(3)	(202)
Gain/(loss) on fair value hedges	198	908	168
(Loss)/gain on adjustment to items hedged by fair value hedges	(145)	(747)	(211)
Other expenses	(289)	(528)	(290)
Net finance costs excluding foreign exchange differences and hyperinflationary adjustments	(3,062)	(2,782)	(2,537)

2012 Consolidated Financial Statements

The breakdown of Telefónica’s derivatives at December 31, 2012, their fair value at year-end and the expected maturity schedule is as set forth in the table below:

2012
Millions of euros	Fair value (**)	Notional amount MATURITIES (*)
Derivatives		2013	2014	2015	Subsequent years	Total
Interest rate hedges	367	(1,241)	(844)	2,552	3,306	3,773
Cash flow hedges	1,405	(1,048)	(353)	2,547	8,222	9,368
Fair value hedges	(1,038)	(193)	(491)	5	(4,916)	(5,595)
Exchange rate hedges	(443)	792	(158)	1,558	6,344	8,536
Cash flow hedges	(441)	1,057	(158)	1,558	6,344	8,801
Fair value hedges	(2)	(265)	−	−	−	(265)
Interest and exchange rate hedges	(389)	(8)	38	27	2,468	2,525
Cash flow hedges	(248)	(53)	89	90	2,478	2,604
Fair value hedges	(141)	45	(51)	(63)	(10)	(79)
Hedge of net investment	(140)	(1,330)	(280)	(162)	(1,211)	(2,983)
Derivatives not designated as hedges	(534)	11,366	(13)	(467)	(1,406)	9,480
Interest rate	(384)	8,796	(13)	(545)	(2,133)	6,105
Exchange rate	(150)	2,570	−	78	727	3,375
Interest and exchange rate	−	−	−	−	−	−
(*) For interest rate hedges, the positive amount is in terms of fixed “payment.” For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.
(**) Positive amounts indicate payables.

2012 Consolidated Financial Statements

The breakdown of Telefónica’s derivatives at December 31, 2011, their fair value at year-end and the expected maturity schedule are as set forth in the table below:

2011
Millions of euros	Fair value (**)	Notional amount MATURITIES (*)
Derivatives		2012	2013	2014	Subsequent years	Total
Interest rate hedges	(80)	(1,785)	668	(825)	8,217	6,275
Cash flow hedges	867	(1,118)	1,086	(350)	11,380	10,998
Fair value hedges	(947)	(667)	(418)	(475)	(3,163)	(4,723)
Exchange rate hedges	(962)	328	339	77	6,702	7,446
Cash flow hedges	(932)	340	230	1	6,519	7,090
Fair value hedges	(30)	(12)	109	76	183	356
Interest and exchange rate hedges	(613)	(76)	1,110	(45)	2,547	3,536
Cash flow hedges	(592)	(31)	1,158	66	2,098	3,291
Fair value hedges	(21)	(45)	(48)	(111)	449	245
Hedge of net investment	(81)	(1,427)	(160)	(280)	(1,313)	3,180
Derivatives not designated as hedges	(493)	9,375	(480)	(144)	(1,516)	7,235
Interest rate	(235)	8,038	(579)	(144)	(2,404)	4,911
Exchange rate	(255)	1,338	99	−	888	2,325
Interest and exchange rate	(3)	(1)	−	−	−	(1)
(*) For interest rate hedges, the positive amount is in terms of fixed “payment.” For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.
(**) Positive amounts indicate payables.

A list of derivative products entered into at December 31, 2012 and 2011 is provided in Appendix III.

2012 Consolidated Financial Statements

Note 17. Income tax matters

Consolidated tax group

Pursuant to a Ministerial Order dated December 27, 1989, since 1990 Telefónica, S.A. has filed consolidated tax returns for certain Group companies. The consolidated tax group comprised 52 companies in 2012 (48 companies in 2011).

Deferred taxes

The movements in deferred taxes in 2012 and 2011 are as follows:

Millions of euros	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2011	6,417	4,739
Additions	2,147	807
Disposals	(1,051)	(388)
Transfers	(48)	(268)
Translation differences and hyperinflation adjustments	(131)	(94)
Company movements and others	(26)	(8)
Balance at December 31, 2012	7,308	4,788

Millions of euros	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2010	5,693	6,074
Additions	2,162	779
Disposals	(1,326)	(1,688)
Transfers	48	(145)
Translation differences and hyperinflation adjustments	(163)	(302)
Company movements and others	3	21
Balance at December 31, 2011	6,417	4,739

“Additions” of deferred tax assets in 2012 mainly include the positive impact of the tax inspection in Spain, of 458 million euros, the recognition of tax credits and temporary differences at several Group companies in Germany, of 246 million euros, the tax effect of the adjustment of the value of the investment in Telco, S.p.A. of 383 million euros (see Note 2), and changes in deferred tax assets due to different tax legislation across countries.

“Additions” in 2011 include the impact of the labor force reduction plan at Telefónica in Spain (see Note 15).

Meanwhile, “Disposals” of deferred tax assets mainly include the impact of the Group’s labor force reduction plans carried out and which were recorded in prior years.

The movement in “Deferred tax liabilities” in 2011 includes mainly the cancellation of the deferred tax arising on the merger between Brazilian companies Telesp and Vivo Participações, S.A. in October for 1,288 million euros (see Note 2).

2012 Consolidated Financial Statements

Expected realization of deferred tax assets and liabilities

In the majority of cases, realization of the Group’s deferred tax assets and liabilities depends on the future activities carried out by the different companies, on tax regulations in the different countries in which these companies operate, and on the strategic decisions affecting the companies. As such, the expected realization is based on a series of assumptions that may change as the corresponding situations continue to develop. Under the assumptions made, the estimated realization of deferred tax assets and liabilities recognized in the consolidated statement of financial position at December 31, 2012 is as follows:

12/31/2012	Total	Less than 1 year	More than 1 year
Deferred tax assets	7,308	1,666	5,642
Deferred tax liabilities	4,788	1,123	3,665

Deferred tax assets

Deferred tax assets in the accompanying consolidated statements of financial position include the tax loss carryforwards, unused tax credits recognized and deductible temporary differences recognized at the end of the reporting period.

Tax credits for loss carryforwards

The tax group had unused tax loss carryforwards at December 31, 2012 amounting to 11,504 million euros. These losses must be applied within 18 years, according to the following estimated schedule.

12/31/12	Total	Less than 1 year	More than 1 year
Tax loss carryforwards	11,504	263	11,241

Subsequent to the inspection by the tax authorities, the tax group in Spain reevaluated its tax credits based on the business plans of the companies in the tax group and the best estimate of taxable income, over a period of time that is in line with the state of the various markets in which it operates. As a result of the outcome of the inspection, and the review of the Group’s deferred tax assets, reduction of 458 million euros in “Corporate income tax" was recognized in 2012.

Accordingly, total tax loss carryforwards in Spain in the statement of financial position at December 31, 2012 amounted to 1,175 million euros.

The various Group companies in the rest of Europe have recognized 295 million euros of unrecognized tax credits, mainly from the tax loss carryforwards of the Telefónica Group in Germany. Total unrecognized tax credits amount to 6,800 million euros. These tax credits do not expire.

Recognized tax credits in the consolidated statement of financial position pending application at the Latin American subsidiaries at December 31, 2012 amounted to 130 million euros. Total unrecognized tax credits in Latin America amount to 626 million euros.

Deductions

The Group has recognized 503 million euros of unused tax deductions in the consolidated statement of financial position at December 31, 2012, generated primarily from export activity, double taxation and donations to non-profit organizations.

2012 Consolidated Financial Statements

Temporary differences

Temporary differences are generated as a result of the difference between tax bases of assets and liabilities and their respective carrying amounts. Deductible temporary differences, tax deductions and credits and tax loss carryforwards give rise to deferred tax assets on the statement of financial position, whereas taxable temporary differences give rise to deferred tax liabilities on the consolidated statement of financial position. The sources of deferred tax assets and liabilities from temporary differences recognized at December 31, 2012 and 2011 are as follows:

	2012		2011
Millions of euros	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Property, plant and equipment	302	792	283	753
Intangible assets	261	1,895	268	2,211
Personnel commitments	1,412	−	1,546	−
Provisions	1,138	398	1,267	158
Investments in subsidiaries, associates and joint ventures	536	1,085	614	975
Other	1,556	618	757	642
Total	5,205	4,788	4,735	4,739

The net movements in the deferred tax assets and liabilities resulting from temporary differences, recognized directly in equity in 2012 and 2011, amount to 420 million euros and 239 million euros, respectively, as shown in the consolidated statement of comprehensive income.

The heading for "Other, mainly includes the difference between the accounting and tax values created by the value of financial derivatives at year end (see Note 16).

Tax payables and receivables

Current tax payables and receivables at December 31, 2012 and 2011 are as follows:

Millions of euros	Balance at 12/31/2012	Balance at 12/31/2011
Taxes payable:
Tax withholdings	102	163
Indirect taxes	1,110	1,018
Social security	188	187
Current income taxes payable	698	611
Other	424	589
Total	2,522	2,568

Millions of euros	Balance at 12/31/2012	Balance at 12/31/2011
Tax receivables:
Indirect tax	848	772
Current income taxes receivable	811	569
Other	169	226
Total	1,828	1,567

2012 Consolidated Financial Statements

Reconciliation of book profit before taxes to taxable income

The reconciliation between book profit before tax and the income tax expense for 2012, 2011 and 2010 is as follows:

Millions of euros	2012	2011	2010
Accounting profit before tax	5,864	6,488	13,901
Tax expense at prevailing statutory rate (30%)	1,759	1,946	4,170
Effect of statutory rate in other countries	144	(19)	(52)
Variation in tax expense from new taxes	3	11	10
Permanent differences	307	(22)	(69)
Changes in deferred tax charge due to changes in tax rate	(27)	(26)	(21)
Capitalization of tax deduction and tax relief	(81)	(97)	(112)
Use/ Capitalization of loss carryforwards	(404)	(200)	(134)
Increase / (Decrease) in tax expense arising from temporary differences	(297)	(1,344)	(42)
Other	57	52	79
Income tax expense	1,461	301	3,829
Breakdown of current/deferred tax expense
Current tax expense	1,726	1,557	2,455
Deferred tax benefit	(265)	(1,256)	1,374
Total income tax expense	1,461	301	3,829

The income tax expense in 2012 includes the impact of the completion of the tax inspection in Spain, for 458 million euros, and the recognition of tax credits and temporary differences of German companies, for 246 million euros.

The income tax expense for 2011 included the reversal of the deferred tax arising on the merger between Brazilian companies Telesp and Vivo Participações, S.A. in October for 1,288 million euros (see Note 2), included in the preceding table under “Increase/(Decrease) in tax expense arising from temporary differences.”

The permanent differences arise mainly from events that produce taxable income not recognized in the consolidated income statement, as well as impacts recognized in profit before tax that do not generate taxable profit.

Tax inspections and tax-related lawsuits

In 2012, the lawsuit filed against the Company in the Supreme Court in relation to the income tax inspections of the tax group in Spain for the years 1998 to 2000 came to an end. The Group’s allegations were partially upheld by the Supreme Court. The amount finally deposited was 110 million euros, although part of this amount will be recoverable in the future as it relates to temporary differences which will be reversed in coming years.

On December 12, 2012, the National Court of Justice issued a ruling on the tax inspection for the years 2001 to 2004, accepting the tax losses incurred by the Group in relation to the transfer of certain interests in TeleSudeste, Telefónica Móviles México and Lycos as tax deductible and rejecting the other allegations. The Company filed an appeal with the Supreme Court on December 28, 2012.

Lastly, in 2012, the tax inspections for all taxes for the years 2005 to 2007 were completed, with the Company signing consent forms for a payment of 135 million euros, without having received the final proposal for the non-consent form for the items which the Company contests, as an appeal has been filed with the Large Taxpayers Central Office of the Spanish State Tax Agency.

2012 Consolidated Financial Statements

Meanwhile, Telefónica Brasil has a number of appeals underway regarding the ICMS –similar to VAT- levied on telecommunications services. There is a dispute with the Brazilian tax authority over which services should be subject to settlement of this tax. In most cases, the authorities is reiterating its demands of the collection of the ICMS on complementary or auxiliary services to base telecommunications service, such as value added services of the lease of modems. To date, all the related procedures are being contested in all instances (administrative and judicial). The aggregate amount of these assessments, updated to take into account interests, fines and other items, is approximately 1,133 million euros.

Regarding the Group’s main tax litigation in Peru, at year-end 2012, no ruling had been issued on the administrative appeal filed in 2010. Despite the assessments originally raised by the tax authorities, of 141 million euros plus interest and penalties, only 38 million euros has been deposited to date as the rest is suspended until the courts issue their ruling. The Group and its legal advisors believe they have legal grounds to expect the ruling on the appeal to be favorable for the Group.

At the 2012 year end, based on the final outcome of these assessments, and on the lawsuits, and inspections in progress it has not been deemed necessary to recognize additional liabilities in the Telefónica Group’s consolidated financial statements.

Years open for inspection

The years open for review by the tax inspection authorities for the main applicable taxes vary from one consolidated company to another, based on each country’s tax legislation, taking into account their respective statute-of-limitations periods. In Spain, as a result of the tax audit completed in 2012, the main companies of the tax group are open to inspection of corporation tax from 2008 and all other applicable taxes from 2009.

In the other countries in which the Telefónica Group has a significant presence, the years open for inspection by the relevant authorities are generally as follows:

•	The last seven years in Argentina

•	The last five years in Brazil, Mexico, Colombia and the Netherlands

•	The last four years in Venezuela, Nicaragua and Peru

•	The last three years in Chile, Ecuador, El Salvador, the US and Panama

•	The last five years in Uruguay

•	In Europe, the main companies have open to inspection the last six years in the United Kingdom, the last nine years in Germany, and the last four years in the Czech Republic.

The tax audit of the open years is not expected to give rise to additional material liabilities for the Group.

2012 Consolidated Financial Statements

Note 18. Discontinued operations

None of the Group’s principal operations were discontinued in 2012, 2011 or 2010.

Note 19. Revenue and expenses

Revenues

The breakdown of “Revenues” is as follows:

Millions of euros	2012	2011	2010
Rendering of services	57,810	58,415	56,434
Net sales	4,546	4,422	4,303
Total	62,356	62,837	60,737

Other income

The breakdown of “Other income” is as follows:

Millions of euros	2012	2011	2010
Ancillary income	526	445	882
Own work capitalized	822	739	737
Government grants	51	62	66
Gain on disposal of assets	924	861	4,184
Total	2,323	2,107	5,869

The gain on disposal of assets in 2012 relates mainly to the disposal of non-strategic items of the Group’s property, plant and equipment, mostly in Latin America, for 620 million euros (with 418 million euros by Telefónica Brazil and 65 million euros by Telefónica Móviles México). In 2011, the gain on disposal of assets totalled 564 million euros (with 200 million euros by Telefónica Brazil and 240 million euros by Telefónica Móviles Mexico). In 2010, the gain on the sale of non-strategic items of plant, property and equipment totalled 260 million.

The gain on disposal of assets in 2012 also includes the gains on the sale of Atento (61 million euros) (see Note 2), the gains on the sale of 50% of Red Universal de Marketing y Bookings Online, S.A. (RUMBO) for 27 million euros, and the transfer to Abertis Telecom, S.A. of 23,343 shares in Hispasat, S.A., for 26 million euros (see Appendix I). The 2011 figure also includes the gain on the partial settlement of the equity swap contracts on the investment in Portugal Telecom, for 184 million euros (see Note 13).

The gain on disposal of assets in 2010 included the capital gain recognized in accordance with IFRS 3 on remeasurement of the previously-held interest in Brasilcel, in the amount of 3,797 million euros (see Note 5). The figure also included gains on the sale of Manx, for 61 million euros.

2012 Consolidated Financial Statements

Other expenses

The breakdown of “Other expenses” in 2012, 2011 and 2010 is as follows:

Millions of euros	2012	2011	2010
Leases	1,159	1,033	1,083
Advertising	1,528	1,457	1,419
Other external services	10,800	10,529	9,726
Taxes other than income tax	1,436	1,328	1,279
Other operating expenses	399	190	453
Change in trade provisions	777	818	853
Losses on disposal of fixed assets and changes in provisions for fixed assets	706	43	1
Total	16,805	15,398	14,814

“Losses on disposal of fixed assets and changes in provisions for fixed assets” includes mainly the proceed from the sale of 4.56% of China Unicom, of 97 million euros (see Note 2), the impact of the write-offs of the customer portfolio allocated to the business in Ireland for 113 million euros (Note 6) and the related goodwill allocated to the Group’s operations in that country for 414 million euros (Note 7).

In 2010, the Group approved firm commitments in connection with the Telefónica Foundation’s social welfare projects, in order to provide it with adequate financing to enable it to carry out its forecast short and medium-term plans, in the amount of 400 million euros. These commitments were partially met with the contribution of certain properties to the foundation, generating a gain of 40 million euros.

Estimated payment schedule

The estimated payment schedule in millions of euros for the next few years on operating leases and purchase and other contractual commitments is as follows:

12/31/2012	Total	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years
Operating lease obligations	10,128	1,521	2,565	2,035	4,007
Purchase and other contractual obligations	2,318	997	1,055	235	31

The main finance lease transactions are described in Note 22.

2012 Consolidated Financial Statements

Headcount and employee benefits

a) Number of employees

The table below presents the breakdown of the Telefónica Group’s average number of employees in 2012, 2011 and 2010, together with total headcount at December 31 each year. The employees shown for each subgroup include the Telefónica Group companies with similar activities in accordance with the segment reporting.

	2012		2011		2010
	Average	Year-end	Average	Year-end	Average	Year-end
Telefónica Europe	56,681	55,321	60,796	58,927	61,754	61,271
Telefónica Latin America	58,681	58,282	59,024	59,962	53,071	58,816
Subsidiaries and other companies	157,236	19,583	166,325	172,138	154,222	165,019
Total	272,598	133,186	286,145	291,027	269,047	285,106

Employees corresponding to the Atento business are included in the average headcount until the date it left the Group (see Note 2). The average number of employees in Atento Group companies in the preceding table were 141,130, 152,197 and 141,036 in 2012, 2011 and 2010, respectively.

Of the final headcount at December 31, 2012, approximately 37.9% are women (53.5% and 51.5% at December 31, 2011 and December 31, 2010, respectively). Of the average headcount at December 31, 2012, approximately 53.9% are women (52.4% and 51.5% at December 31, 2011 and December 31, 2010, respectively).

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

At December 31, 2012, a total of 47,642 Group employees were covered by the pension plans managed by the subsidiary Fonditel Entidad Gestora de Fondos de Pensiones, S.A. (49,580 and 51,572 at December 31, 2011 and 2010, respectively). The contributions made by the various Group companies amounted to 94 million euros in 2012 (104 million euros and 99 million euros in 2011 and 2010, respectively).

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

Depreciation and amortization

The breakdown of “Depreciation and amortization” on the consolidated income statement is as follows:

Millions of euros	2012	2011	2010
Depreciation of property, plant and equipment	6,931	6,670	6,159
Amortization of intangible assets	3,502	3,476	3,144
Total	10,433	10,146	9,303

2012 Consolidated Financial Statements

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

Both basic and diluted earnings per share attributable to equity holders of the parent are calculated based on the following data:

Millions of euros	2012	2011	2010
Profit attributable to ordinary equity holders of the parent from continuing operations	3,928	5,403	10,167
Profit attributable to ordinary equity holders of the parent from discontinued operations	−	−	−
Total profit attributable to equity holders of the parent for basic earnings	3,928	5,403	10,167
Adjustment for dilutive effects of the conversion of potential ordinary shares	−	−	−
Total profit attributable to equity holders of the parent for diluted earnings	3,928	5,403	10,167

Thousands
Number of shares	2012	2011	2010
Weighted average number of ordinary shares (excluding treasury shares) for basic earnings per share	4,495,914	4,583,974	4,595,215
Telefónica, S.A. share option plan.	1,998	1,702	6,115
Weighted average number of ordinary shares (excluding treasury shares) outstanding for diluted earnings per share	4,497,912	4,585,676	4,601,330

The denominators used in the calculation of both basic and diluted earnings per share have been adjusted to reflect any transactions that changed the number of shares outstanding without a corresponding change in equity as if they had taken place at the start of the first period under consideration. This is the case of the bonus share issue held to pay the scrip dividend (see Note 12).

There have been no transactions involving existing or potential ordinary shares between the end of the year and the date of preparation of the consolidated financial statements.

Basic and diluted earnings per share attributable to equity holders of the parent broken down by continuing and discontinued operations are as follows:

	Continuing operations					Discontinued operations					Total
Figures in euros	2012	2011	(*)	2010	(*)	2012	2011	(*)	2010	(*)	2012	2011	(*)	2010	(*)
Basic earnings per share	0.87	1.18		2.21		−	−		−		0.87	1.18		2.21
Diluted earnings per share	0.87	1.18		2.21		−	−		−		0.87	1.18		2.21
(*) revised data

2012 Consolidated Financial Statements

Note 20. Share-based payment plans

At year-end 2012, 2011 and 2010, the Telefónica Group had the following shared-based payment plans linked to the share price of Telefónica, S.A. The main plans in force at the end of 2012 are as follows:

a) Telefónica, S.A. share plan: “Performance Share Plan” (PSP)

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

The term of the plan is seven years It is divided into five phases, each three years long, beginning on July 1 (the “Start Date”) and ending on June 30 three years later (the “End Date”). At the start of each phase the number of shares to be awarded to plan beneficiaries is determined on the basis of their success in meeting targets set. The shares are delivered, assuming targets are met, at the End Date of each phase. Each phase is independent from the others. The first started on July 1, 2006 (with shares delivered on July 1, 2009) and the fifth phase on July 1, 2010 (with any shares to be delivered from July 1, 2013).

Award of the shares is subject to a number of conditions:

•	The beneficiary must continue to work for the company throughout the three-year duration of each phase, subject to certain special conditions related to departures.

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

June 30, 2010 marked the end of the second phase of this plan, which entailed the following maximum number of shares allocated:

	No. of shares	Unit fair value	End date
2nd phase July 1, 2007	5,556,234	7.70	June 30, 2010

With the maturity of the second phase of the plan on June 30, 2010 a total of 2,964,437 shares (corresponding to a total of 4,091,071 gross shares less a withholding of 1,132,804 shares at the choice of employees to meet their tax commitments) were delivered to Telefónica Group directors included in the second phase. The shares delivered were deducted from the Company’s treasury shares in 2010.

June 30, 2011 marked the end of the third phase of this plan, which entailed the following maximum number of shares allocated:

	No. of shares	Unit fair value	End date
3rd phase July 1, 2008	5,286,980	8.39	June 30, 2011

With the maturity of the third phase of the plan on June 30, 2011 a total of 2,900,189 shares (corresponding to a total of 4,166,304 gross shares less a withholding of 1,266,115 shares at the choice of employees to meet their tax

2012 Consolidated Financial Statements

commitments) were delivered to Telefónica Group directors included in the third phase. The shares delivered were deducted from the Company’s treasury shares in 2011.

The third phase of the plan was partially covered through two financial instruments relating to 2,446,104 shares at a cost of 10.18 euros per share.

The fourth phase expired on June 30, 2012, with no shares being awarded. The maximum number of shares assigned to this phase of the plan was as follows:

	No. of shares	Unit fair value	End date
4th phase July 1, 2009	6,356,597	8.41	June 30, 2012

For the same phase of the plan, Telefónica, S.A. acquired an instrument from a financial institution with the same features of the plan, whereby at the end of the phase, Telefónica will obtain part of the shares necessary to settle the phase (4 million shares). The cost of the financial instrument is 36 million euros, equivalent to 8.41 euros per option The instrument was cancelled with a charge to distributable reserves when this phase of the plan expired.

The maximum number of the shares assigned and of outstanding shares in the last outstanding phases at December 31, 2012 is as follows:

	No. of shares assigned	Outstanding shares at 12/31/12	Unit fair value	End date
5th phase July 1, 2010	5,025,657	4,294,158	9.08	June 30, 2013

This plan is equity-settled via the delivery of shares to the participants. Accordingly, a balancing entry for the 24 million euros, 41 million euros and 42 million euros of employee benefits expenses recorded in 2012, 2011 and 2010, respectively, was made in equity.

b) Telefónica, S.A. share option plan targeted at Telefónica Europe employees: "Performance Cash Plan"

Telefónica Europe offers the Performance Cash Plan, operating under the same conditions as the Performance Share Plan. This plan entails delivery to this segment’s executives of a specific number of theoretical options in Telefónica, S.A. which, in the event, would be cash-settled at the end of each phase via a payment equivalent to the market value of the shares on settlement date up to a maximum of three times the notional value of the shares at the delivery date.

The value of the theoretical options is established as the average share price in the 30 days immediately prior to the start of each phase. The duration of this plan is also 7 years, with 5 phases, each of 3 years, commencing on July 1 of each year, starting in 2006.

The performance rate for setting payments is measured based on the TSR on Telefónica shares with respect to the comparison group’s TSRs, in line with the criteria set out for Telefónica, S.A.'s Performance Share Plan.

The number of options assigned for the 2010-2013 cycle at December 31, 2012 was 267,515, while 291,610 rights had been assigned in the PCP 2011-2014. No rights were assigned for the 2012-2015 cycle.

The fair value at December 31, 2012 of the options delivered in each phase in force at that time was 10.19 euros per option. This value is calculated by taking the Telefónica share price and including the estimated TSR and is updated at each year-end.

c) Telefónica, S.A. global share plan: "Global Employee Share Plan" (GESP)

At the June 23, 2009 General Shareholders’ Meeting of Telefónica, S.A. , the shareholders approved the introduction of a Telefónica, S.A. share incentive plan for all employees of the Telefónica Group worldwide, with certain exceptions. Under this plan, participants who meet certain requirements are offered the possibility of acquiring shares in Telefónica, S.A., which takes up the obligation to give them a certain number of free shares.

2012 Consolidated Financial Statements

The total term of the plan is two years. Employees joining the plan could acquire Telefónica, S.A. shares through maximum monthly installments of 100 euros (or the local currency equivalent), up to a maximum of 1,200 euros over a period of 12 months (acquisition period). Shares were delivered upon vesting of the plan, as from September 1, 2012, subject to a number of conditions:

•	The beneficiary must continue to work for the company throughout the two-year duration of the plan (consolidation period), subject to certain special conditions related to departures.

•
The actual number of shares to be delivered at the end of the consolidation period depended on the number of shares acquired and retained by each employee. Each employee who is a member of the plan and remained a Group employee, and retained the shares acquired for an additional twelve-month period after the acquisition date, would be entitled to receive one free share per share acquired and retained at the end of the consolidation period.

At the consolidation date of the Plan, 2,071,606 shares were awarded (corresponding to a total of 2,302,349 of gross shares of which 230,743 shares were retained at the request of the employees to meet their tax commitments) to the 35,110 employees participating in the plan who were with the company on that date.

The employee benefits expense accrued, totalling 15 million euros, 21 million euros and 11 million euros in 2012, 2011 and 2010, respectively, was recorded with a balancing entry in equity.

d)	Second edition of the Telefónica, S.A. global share plan: “Global Employee Share Plan – second edition” (GESP II)

At the May 18, 2011 General Shareholders’ Meeting of Telefónica, S.A. , the shareholders approved the introduction of a Telefónica, S.A. share incentive plan for all employees of the Telefónica Group worldwide, with certain exceptions. The characteristics and conditions of this plan are similar to those of the first edition of the Global Employee Share Plan. Where applicable, shares will be delivered after vesting of the plan, as of December 1, 2014.

The acquisition period began in December 2012. At December 31, 2012, 23,590 employees had adhered to the plan. This plan will be equity-settled via the delivery of shares to the employees. Accordingly, a balancing entry for the employee benefits expense will be made in equity in 2013 and 2014.

e)	Long-term incentive plan based on Telefónica, S.A. shares: "Performance and Investment Plan" (PIP)

At the General Shareholders’ Meeting held on May 18, 2011, a new long-term share-based incentive plan called “Performance and Investment Plan” was approved for Telefónica Group directors and executive officers. This plan will take effect following completion of the Performance Share Plan.

Under this plan, a certain number of shares of Telefónica, S.A. will be delivered to plan participants selected by the Company who decide to participate on compliance with stated requirements and conditions.

The plan lasts five years and is divided into three independent three-year phases (i.e. delivery of the shares for each three-year phase three years after the start date). The first phase began on July 1, 2011 (with the delivery of the related shares from July 1, 2014). The second phase began on July 1, 2012 (with delivery of the related shares from July 1, 2015). The third phase will begin on July 1, 2013 (with delivery of the related shares from July 1, 2016).

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

2012 Consolidated Financial Statements

At the beginning of each phase, each participant is allocated a notional number of shares. According to the plan, the number of shares to be delivered will range from:

•	30% of the number of notional shares if Telefónica, S.A.’s TSR is at least equal to the median of the Comparison Group, and

•
100% if Telefónica, S.A.’s TSR is within the third quartile or higher than that of the Comparison Group. The percentage is calculated using linear interpolation when it falls between the median and third quartile.

•	No shares will be delivered if Telefónica, S.A.’s TSR is below the Comparison Group’s median.

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

Shares will be delivered at the end of each phase (in 2014, 2015, and 2016, respectively). The specific delivery date will be determined by the Board of Directors or the committee or individual entrusted by the Board to do so.

The shares to be delivered to participants, subject to compliance with the pertinent legal requirements in this connection, may be either (a) treasury shares in Telefónica, S.A. acquired by Telefónica, S.A. itself or by any of the Telefónica Group companies; or (b) newly-issued shares.

The first and second allocations of shares under this plan were made on July 1, 2011 and July 1, 2012. The maximum number of shares assigned (including the amount of co-investment) under the plan and the number of shares outstanding at December 31, 2012 is as follows:

Phase	No. of shares assigned	Outstanding shares at 12/31/12	Unit fair value	End date
1st phase July 1, 2011	5,545,628	4,984,670	8.28	June 30, 2014
2nd phase July 1, 2012	7,347,282	6,868,684	5.87	June 30, 2015

With respect to the first phase of this plan, Telefónica, S.A. acquired an instrument from a financial institution with the same features of the plan, whereby at the end of the phase, Telefónica will obtain part of the shares necessary to settle the phase (4 million shares). The cost of the financial instrument is 37 million euros, equivalent to 9.22 euros per option

This plan is equity-settled via the delivery of shares to the participants. Accordingly, a balancing entry for the 22 million euros and 8 million euros of employee benefits expenses recorded in 2012 and 2011, respectively, was made in equity.

2012 Consolidated Financial Statements

Note 21. Other information

a) Litigation and arbitration

Telefónica and its group companies are party to several legal proceedings which are currently in progress in the courts of law and the arbitration bodies of the various countries in which we are present.

Based on the advice of our legal counsel it is reasonable to assume that these legal proceedings will not materially affect our financial condition or solvency, regardless unfavorable outcome in any of them.

We highlight the following unresolved legal proceedings or those underway in 2012 (see Note 17 for details of tax-related cases):

Contentious proceedings in connection with the merger between Terra Networks, S.A. and Telefónica, S.A.

On September 26, 2006, Telefónica was notified of the claim filed by former shareholders of Terra Networks, S.A. (Campoaguas, S.L., Panabeni, S.L. and others) alleging breach of contract in respect of the terms and conditions set forth in the Prospectus of the Initial Public Offering of shares of Terra Networks, S.A. dated October 29, 1999. The court rejected this claim and ordered the plaintiffs to pay court costs by a ruling issued on September 21, 2009. The plaintiffs appealed this ruling on December 4, 2009 and Telefónica was notified of such appeal on June 16, 2010. Telefónica answered the appeal on January 5, 2011 by opposing to it. On November 7, 2011, the Commercial and Chancery Court issued case management directions acknowledging receipt of the case file, appointing a presiding judge and set February 14, 2013 as the date for reviewing and ruling on the appeal. Since such ruling there has been no new update of the case, the Company is yet to receive a notification on the case, but it believes the ruling to be in favor of Telefónica’s interests.

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

In October 2011, Quam GmbH filed a constitutional complaint before the German Federal Constitutional Court (Karlsruhe).

Appeal against the European Commission ruling of July 4, 2007 against Telefónica Spain’s broadband pricing policy

On July 9, 2007, Telefónica was notified of the decision issued by the European Commission (“EC”) imposing Telefónica and Telefónica de España, S.A.U. a fine of approximately 152 million euros for breach of the former article 82 of EC Treaty rules by charging not equitable prices to whole and retail broadband access services. The court ruled in favor of the EC accusing Telefónica of applying a margin squeeze between the prices it charged competitors to provide regional and national wholesale broadband services and its retail broadband prices using ADSL technology between September 2001 and December 2006.

2012 Consolidated Financial Statements

On September 10, 2007, Telefónica and Telefónica de España filed an appeal to overturn the decision before the General Court of the European Union. The Kingdom of Spain, as an interested party, also lodged an appeal to overturn the decision. Meanwhile, France Telecom and the Spanish Association of Bank Users (AUSBANC) filed requests to intervene, which the General Court admitted.

A hearing was held on May 23, 2011, at which Telefónica presented its case. On March 29, 2012 the General Court ruled rejecting the appeal by Telefónica and Telefónica de España, confirming the sanction imposed by the Commission. On June 13, 2012 an appeal against this ruling was lodged before the European Union Court of Justice.

In October 2007, Telefónica, S.A. presented a guarantee for an indefinite period of time to secure the principal and interest.

Appeal against the decision by Agencia Nacional de Telecomunicações (ANATEL) regarding the inclusion of interconnection and network usage revenues in the Fundo de Universalização de Serviços de Telecomunicações (FUST)

Vivo Group operators, together with other cellular operators, appealed ANATEL’s decision of December 16, 2005, to include interconnection and network usage revenues and expenses in the calculation of the amounts payable into the Fund for Universal Access to Telecommunications Services (Fundo de Universalização de Serviços de Telecomunicações or FUST for its initials in Portuguese) –a fund which pays for the obligations to provide universal service- with retroactive application from 2000. On March 13, 2006, Brasilia Regional Federal Court granted a precautionary measure which stopped the application of ANATEL’s decision. On March 6, 2007, a ruling in favor of the wireless operators was issued, stating that it was not appropriate to include the revenues received by transfer from other operators in the taxable income for the FUST’s calculation and rejecting the retroactive application of ANATEL’s decision. ANATEL filed an appeal to overturn this decision with Brasilia Regional Federal Court no. 1. This appeal is pending resolution.

At the same time, Telefónica Brazil and Telefónica Empresas, S.A., together with other wireline operators through ABRAFIX (Associação Brasileira de Concessionárias de Serviço Telefonico Fixo Comutado) appealed ANATEL’s decision of December 16, 2005, also obtaining the precautionary measures requested. On June 21, 2007, Federal Regional Court no. 1 ruled that it was not appropriate to include the interconnection and network usage revenues and expense in the FUST’s taxable income and rejected the retroactive application of ANATEL’s decision. ANATEL filed an appeal to overturn this ruling on April 29, 2008 before Brasilia Federal Regional Court no. 1.

No further action has been taken since then. The amount of the claim is quantified at 1% of the interconnection revenues.

Public civil procedure by the Sao Paulo government against Telefónica Brazil for alleged reiterated malfunctioning in services provided by Telefónica Brazil and request of compensation for damages to the customers affected

This proceeding was filed by the Public Ministry of the State of Sao Paulo for alleged reiterated malfunctioning in the services provided by Telefónica Brazil, seeking compensation for damages to the customers affected. A general claim is filed by the Public Ministry of the State of Sao Paulo, for 1,000 million Brazilian reais (approximately 370 million euros), calculated on the company’s revenue base over the last five years.

In April 2010, a ruling in first instance convicting the Telefónica Group was issued, there will not be a precision of its effects until there is a final ruling, and the total amount of persons affected and party in the procedure is known. At that moment, the amount of the indemnity will be established, ranging between 1,000 and 60 million reais (approximately, between 370 and 22 million euros). On May 5, 2010, Telefónica Brazil filed an appeal before the Sao Paolo Court of Justice, suspending the effect of the ruling. No further action has been taken since then.

Case before the Directorate General for Competition of the European Commission – Telefónica / Portugal Telecom

On January 19, 2011, the European Commission initiated formal proceedings to investigate whether Telefónica, S.A. (Telefónica) and Portugal Telecom SGPS, S.A. (Portugal Telecom) had infringed on European Union anti-trust laws with respect to a clause contained in the sale and purchase agreement of Portugal Telecom’s ownership interest in Brasilcel, N.V., a joint venture in which both were venturers and owner of Brazilian company Vivo.

2012 Consolidated Financial Statements

On January 23, 2012, the European Commission passed a ruling on the formal proceedings. The ruling imposed a fine on Telefónica, S.A. of 67 million euros, as the European Commission ruled that Telefónica and Portugal Telecom committed an infraction as stipulated in Article 101 of the Treaty on the Functioning of the European Union (“TFEU”) for having entered into the agreement set forth in Clause Nine of the sale and purchase agreement of Portugal Telecom’s ownership interest of Brasilcel, N.V.

Telefónica intends to file an appeal for annulment of this ruling with the European Union General Court. April 9, 2013, will be the deadline for filing this appeal.

b) Commitments

Telefónica Internacional, S.A.U. as strategic partner of Colombia Telecomunicaciones, S.A. ESP.

Pursuant to amendment nº 1 of the Framework Investment Agreement executed on March 30, 2012, after the closing of the merger between Colombia Telecomunicaciones, S.A. ESP and Telefónica Móviles Colombia, S.A., the Colombian Government may, at any time, offer to Telefonica all or part of the shares it holds in the company, the latter being obliged to acquire them, directly or via one of its subsidiaries, provided that any of the following circumstances becomes applicable: (i) Colombia Telecomunicaciones, S.A. ESP fails to meet its payment obligations under the terms of the ”Contrato de Explotación”, of two accumulated bi-monthly installments of the consideration fees; (ii) the increase in EBITDA is less than 5.75% in the measurement periods, and provided that during the twelve (12) months following the ordinary shareholders’ meetings during which the measurement was made, at least one of the following occurs: 1) Colombia Telecomunicaciones S.A. ESP makes capital investments (CAPEX) exceeding 12.5% of its revenues for services; 2) Colombia Telecomunicaciones S.A. ESP has paid a brand fee or any other type of payment to the Strategic Partner for the use of its brands; or 3) orders and/or pays dividends with the favorable vote of the Strategic Partner.

From January 1, 2013, the Colombian Government could require Telefónica to vote in favor of the register of the shares of Colombia Telecomunicaciones, S.A. ESP in the National Securities and Issuer’s Registry and in the Colombia Stock Exchange.

In addition, if Telefónica decides to dispose of all or part of its shareholding in Colombia Telecomunicaciones, S.A. ESP (except for transfer or disposal in favor of any of its subsidiaries),Telefonica commits that (i) the acquirer or transferee will be obliged to adhere to the Framework Investment Agreement; and (ii) that the acquirer or transferee will be obliged to present an offer to purchase all of the shares in Colombia Telecomunicaciones, S.A. ESP held by the Colombian Government at the same price and under the same terms and conditions negotiated with Telefónica, through the legally-established procedure for disposal of shares held by public entities.

Lastly, the Colombian Government will be entitled to subscribe or acquire, at no cost or compensation, a number of shares necessary to bring its aggregate holding in Colombia Telecomunicaciones S.A. ESP up to 3%, depending on the compound growth in EBITDA between 2011 and 2014.

Atento

As a result of the sale agreement of Atento by Telefonica, announced on October 12, 2012 and ratified on December 12, 2012, both companies have signed a Master Service Agreement regulating Atento’s relationship with the Telefónica Group as a service provider for a period of nine years.

By virtue of this Agreement, Atento become Telefónica’s preferred Contact Centre and Customer Relationship Management (CRM) service provider, stipulating annual commitments in terms of turnover which updates in line with inflation and deflation that vary from country to country, pursuant to the current volume of services Atento has been providing to the entire Group.

In the case of an eventual failure to meet the annual turnover commitments that could result in a compensation, which would be calculated based on the difference between the actual amount of turnover and the predetermined commitment, applying a percentage based on the Contract Centre’s business margin to the final calculation.

Lastly, the Master Agreement sets forth a reciprocal arrangement, whereby Atento assumes similar commitments to subscribe its telecommunications services to Telefónica.

2012 Consolidated Financial Statements

Network sharing in the UK

On June 6, 2012, Telefónica U.K. and Vodafone U.K. mutually committed to shoring up the current network sharing agreement between the companies, by pooling their network infrastructure into a single grid for transmitting the spectrum that each company holds individually. Telefónica U.K. and Vodafone U.K. will therefore have access to a national grid with 18,500 sites, an access improvement of 40% for each operator. Pursuant to this agreement, a joint venture was incorporated in 2012, called Cornerstone Telecommunications Infrastructure Limited, with a 50% interest held by each of these companies.

This project is especially beneficial for customers, given that by pooling their networks, Telefónica and Vodafone, two direct competitors in the UK market, could offer 2G and 3G coverage for 98% of the population by 2015. In addition, the agreement ensures that the necessary capacity to offer the forthcoming 4G services will be rolled out more quickly and with the most ample geographic coverage possible, helping to close the digital gap between rural and urban areas.

The contingencies arising from the litigation and commitments described above were evaluated (see Note 3.1) when the consolidated financial statements for the year ended December 31, 2012 were prepared. The provisions recorded in respect of the commitments taken as a whole are not material.

c) Environmental matters

The Group has launched various projects aimed at improving current systems to reduce the environmental impact of its existing installations, with project costs being added to the cost of the installation to which the project relates.

In addition, in line with its commitment to the environment, the Group announced the creation of a Climate Change Office to provide a framework for strategic and R&D and innovation projects in the quest for energy efficient solutions. This initiative entails the launch and implementation of solutions in each area that contribute to optimizing the Company's processes (operations, suppliers, employees, customers and society).

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

In line with its environmental policy, in 2012 and 2011, the Telefónica Group has incurred expenses and made investments in respect of environmental protection. However, the amount of these investments is not significant with respect to the accompanying consolidated income statement and statement of financial position, taken as a whole.

d) Auditors' fees

The expenses accrued in respect of the fees for services rendered to the various member firms of the Ernst & Young international organization, of which Ernst & Young, S.L. (the auditors of the Telefónica Group) forms part, amounted to 25.84 million euros and 27.93 million euros in 2012 and 2011, respectively.

2012 Consolidated Financial Statements

The detail of these amounts is as follows:

Millions of euros	2012	2011
Audit services (1)	23.84	26.29
Audit-related services (2)	2.00	1.64
TOTAL	25.84	27.93

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

Ernst&Young has not rendered tax services or any other service other than those mentioned above to Telefónica Group companies.

Ernst & Young’s fees include amounts in respect of fully and proportionately consolidated Telefónica Group companies. A total of 0.01 million euros and 0.07 million euros, corresponding to 50% of the fees paid by proportionately consolidated companies, were included in 2012 and 2011, respectively.

The expenses accrued in respect of the fees for services rendered to other auditors in 2012 and 2011 amounted to 40.68 million euros and 32.41 million euros, respectively, as follows:

Millions of euros	2012	2011
Audit services	1.04	0.68
Audit-related services	1.73	0.76
Tax services	5.47	6.37
All other services (consulting, advisory, etc.)	32.44	24.60
TOTAL	40.68	32.41

Other auditors’ fees include amounts in respect of fully and proportionately consolidated Telefónica Group companies. In 2012 and 2011, a total of 0.05 million euros and 0.02 million euros, respectively, corresponding to 50% of the fees by proportionately consolidated companies, were included.

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

f) Directors’ and Senior Executives’ compensation and other benefits

Board of Directors’ compensation

The compensation of Telefónica members of the Board of Directors is governed by Article 28 of the Bylaws, which states that the compensation amount that the Company may pay to all of its Directors as remuneration and attendance fees shall be fixed by the shareholders at the General Shareholders’ Meeting. The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the directors. This compensation, as laid down in said article of the Bylaws, is compatible with other professional or employment compensation accruing to the Directors by reason of any executive or advisory duties that they perform for the Company, other than the supervision and collective decision-making duties inherent in their capacity as Directors.

Accordingly, the shareholders, at the Annual General Shareholders Meeting held on April 11, 2003, set the maximum gross annual amount to be paid to the Board of Directors at 6 million euros, including a fixed payment and fees for attending meetings of the Board of Director’s Advisory or Control Committees. Total compensation paid to Telefónica’s Directors for discharging their duties in 2012 amounted to 4,001,151 euros in fixed compensation and attendance fees.

2012 Consolidated Financial Statements

The compensation of Telefónica, S.A. directors in their capacity as members of the Board of Directors, the Executive Commission and/or the Advisory and Control Committees consists of a fixed amount payable monthly, and fees for attending the meetings of the Board’s Advisory or Control Committees. Executive Directors other than the Chairman do not receive any amounts for their directorships, but only the corresponding amounts for discharging their executive duties as stipulated in their respective contracts.

It is hereby stated that the Company’s Board of Directors, at its meeting of July 25, 2012, agreed a 20% reduction of the amounts that the Board members receive for discharging their duties.

The tables below presents the fixed amounts established in 2012 for membership to Telefónica Board of Directors, Executive Commission and Advisory or Control Committees and the attendance fees of the Advisory or Control Committees.

Compensation of members of the Board of Directors and Board Committees

The amounts shown below are expressed in annual terms applicable up to the 20% reduction agreed by the Board of Directors on July 25, 2012.

Figures in euros
Post	Board of Directors	Executive Commission	Advisory or Control Committees (*)
Chairman	300,000	100,000	28,000
Vice Chairman	250,000	100,000	−
Board member:
Executive	−	−	−
Proprietary	150,000	100,000	14,000
Independent	150,000	100,000	14,000
Other external	150,000	100,000	14,000
(*) In addition, the amounts paid for attendance at each of the Advisory or Control Committee’s meetings was 1,250 euros.

2012 Consolidated Financial Statements

Current compensation of members of the Board of Directors and Board Committees

The amounts shown below are expressed in annual terms applicable from the 20% reduction agreed by the Board of Directors on July 25, 2012 and effective for payments for the period between July 1, and December 31, 2012.

Amounts in euros
Position	Board of Directors	Executive Committee	Advisory or Control Committees (*)
Chairman	240,000	80,000	22,400
Vice Chairman	200,000	80,000	−
Board member:
Executive	−	−	−
Proprietary	120,000	80,000	11,200
Independent	120,000	80,000	11,200
Other external	120,000	80,000	11,200
 (*) In addition, the amounts paid for attendance to each of the Advisory or Control Committee’s meetings is 1,000 euros.

2012 Consolidated Financial Statements

Individual breakdown

The following table presents the individual breakdown by item of the compensation and benefits paid by Telefónica, S.A. to member of the Company’s Board of Directors in 2012:

Euros
Director	Wage/ Compensation1	Fixed Payment Board Committees2	Attendance fees3	Short-term Variable Compensation4	Other items5	TOTAL2012
Executive
Mr. César Alierta Izuel	2,500,800	90,000	--	3,493,433	264,899	6,349,132
Mr. José María Álvarez-Pallete López	1,474,284	--	--	1,042,088	93,338	2,609,710
Ms. Eva Castillo Sanz	461,670	29,400	19,000	--	7,684	517,754
Mr. Santiago Fernández Valbuena	--	--	--	--	--	--
Proprietary
Mr. Isidro Fainé Casas	225,000	90,000	--	--	11,500	326,500
Mr. José María Abril Pérez	225,000	115,200	12,750	--	--	352,950
Mr. Antonio Massanell Lavilla	135,000	63,000	26,000	--	11,250	235,250
Mr. Ignacio Moreno Martínez	135,000	--	--	--	--	135,000
Mr. Chang Xiaobing	135,000	--	--	--	--	135,000
Independent
Mr. David Arculus	105,000	19,600	4,500	--	--	129,100
Mr. Carlos Colomer Casellas	135,000	140,400	24,750	--	21,250	321,400
Mr. Peter Erskine	135,000	140,400	33,000	--	3,750	312,150
Mr. Alfonso Ferrari Herrero	135,000	190,800	50,750	--	21,500	398,050
Mr. Luiz Fernando Furlán	135,000	12,600	1,000	--	--	148,600
Mr. Gonzalo Hinojosa Fernández de Angulo	135,000	178,200	45,250	--	22,750	381,200
Mr. Pablo Isla Álvarez de Tejera	135,000	63,000	13,750	--	--	211,750
Mr. Francisco Javier de Paz Mancho	135,000	140,400	12,500	--	10,000	297,900
Other external
Mr. Julio Linares López	1,688,216	--	--	5,966,275	25,159,663	32,814,154
Mr. Fernando de Almansa Moreno-Barreda	135,000	50,400	19,500	--	9,000	213,900
1 Wage: Cash compensation with a predefined payment frequency, accruable or not over time and payable by the Company contractually, irrespective of effective attendance by the Director of Telefónica, S.A. to Telefónica, S.A. Board Meetings. Includes non-variable remuneration accrued, as appropriate, by the Director for discharging any related executive duties.
2 Fixed Payment Board Committees: Amount of items other than attendance to meetings payable to Directors for membership to the Executive Committee or Advisory or Control Committees of Telefónica, S.A., irrespective of effective attendance to meetings of said Committees.
3 Attendance fees: Amounts payable for attendance to meetings of the Advisory or Control Committees of Telefónica, S.A.
4 Short-term variable compensation: Variable amount linked to the performance or achievement of individual or group objectives (quantitative or qualitative) and commensurate with other compensation or any other reference in euros for a period of up to a year. For Mr. Julio Linares López, includes the amount of two annual payments (2011-2012).
5 Other items: Includes, inter alia ,(i) 24,748,696 euros in compensation paid to Mr. Julio Linares López on stepping down from his executive duties; and (ii) other amounts paid for membership of the various Regional Advisory Committees in Spain, and the Telefónica Corporate University Advisory Council.

With respect to the information contained in the preceding table, the following is noted: (i) On December 31, 2012, five years after he stopped performing executive duties in the Telefónica Group (as an employee and director), Mr. Peter Erskine was reclassified from “Other external” to “Independent;” (ii) on September 17, 2012, Mr. Julio Linares López resigned from his post as the Company’s CCO of Telefónica, S.A. and his executive duties in the Telefónica Group and therefore being reclassified from “Executive” Director to “Other external””; (iii) on September 17, 2012, Ms. Eva Castillo Sanz was appointed as Chairwoman of Telefónica Europe, and therefore changed from being an “Independent” director

2012 Consolidated Financial Statements

to an “Executive” director, showing in the table the compensation as Chairwoman of Telefónica Europa from October 2012; (iv) on September 17, 2012, Mr. Santiago Fernández Valbuena was appointed Director of the Company as an “Executive” Director, with the compensation paid for his position Chairman of Telefónica Latinoamérica from October 2012 shown in the table “Other amounts received from other Group Companies”. The compensation paid to him as an Executive Director for his position as Chairman of Telefónica Latinoamérica from January to October 2012 is included under “Senior executives’ compensation;” and (v) on September 17, 2012, Mr. David Arculus stepped down as Director of the Company, with amount in the table showing the compensation paid to him until October 2012.

In addition, to detail the amounts included in the preceding table, the following table presents the specific compensation paid to Directors of Telefónica for membership of the various Advisory or Control Committees in 2012, including both fixed payments and attendance fees:

Amounts in euros
Directors	Audit and Control	Nomination, Compensation and Corporate Governance	Human Resources, Reputation and Corporate Responsibility	Regulation	Service Quality and Customer Service	International Affairs	Innovation	Strategy	TOTAL 2012
Mr. César Alierta Izuel	−	−	−	−	−	−	−	−	−
Mr. Isidro Fainé Casas	−	−	−	−	−	−	−	−	−
Mr. Julio Linares López	−	−	−	−	−	−	−	−	−
Mr. José María Abril Pérez	−	−	−	−	−	14,850	23,100	−	37,950
Mr. José María Álvarez-Pallete López	−	−	−	−	−	−	−	−	−
Mr. José Fernando de Almansa Moreno-Barreda	−	−	−	17,100	−	28,450	−	24,350	69,900
Mr. David Arculus	−	−	−	13,300	−	10,800	−	−	24,100
Ms. Eva Castillo Sanz	−	−	−	13,300	14,550	−	−	20,550	48,400
Mr. Carlos Colomer Casellas	−	19,850	−	−	17,350	−	37,950	−	75,150
Mr. Peter Erskine	−	23,100	−	−	−	−	23,350	36,950	83,400
Mr. Santiago Fernández Valbuena	−	−	−	−	−	−	−	−	−
Mr. Alfonso Ferrari Herrero	23,100	36,700	17,350	17,100	18,350	14,600	−	24,350	151,550
Mr. Luiz Fernando Furlán	−	−	−	−	−	13,600	−	−	13,600
Mr. Gonzalo Hinojosa Fernández de Angulo	35,700	24,100	17,350	−	17,100	14,850	−	24,350	133,450
Mr. Pablo Isla Álvarez de Tejera	−	21,850	12,600	29,700	12,600	−	−	−	76,750
Mr. Antonio Massanell Lavilla	19,850	−	14,850	−	30,950	−	23,350	−	89,000
Mr. Ignacio Moreno Martínez	−	−	−	−	−	−	−	−	−
Mr. Francisco Javier de Paz Mancho	−	−	29,950	17,100	−	15,850	−	−	62,900
Mr. Chang Xiaobing	−	−	−	−	−	−	−	−	−
TOTAL	78,650	125,600	92,100	107,600	110,900	113,000	107,750	130,550	866,150

2012 Consolidated Financial Statements

On the other hand, the following table presents a breakdown of the amounts received from other Telefónica Group companies other than Telefónica, S.A., by Company’s Directors for discharging executive duties or for membership of the companies’ governing bodies and/or Advisory Boards of such companies:

Euros
Director	Wage/compensation1	Attendance fees2	Short-term variable compensation3	Other items4	TOTAL
Executive
Ms. Eva Castillo Sanz	48,034	--	--	136,500	184,534
Mr. Santiago Fernández Valbuena	361,143	--	--	48,605	409,748
Independent
Mr. David Arculus	--	--	--	63,565	63,565
Mr. Peter Erskine	--	--	--	84,754	84,754
Mr. Alfonso Ferrari Herrero	100,950	--	--	175,500	276,450
Mr. Luiz Fernando Furlán	105,991	--	--	175,500	281,491
Mr. Gonzalo Hinojosa Fernández de Angulo	17,322	--	--	--	17,322
Mr. Francisco Javier de Paz Mancho	658,688	--	--	175,500	834,188
Other external
Mr. Fernando de Almansa Moreno-Barreda	216,293	--	--	175,500	391,793

1
Wage: Cash compensation with a predefined payment frequency, whether or not consolidable over time, and payable by Group companies in consideration of the mere fact of employment by them, regardless of the Director's attendance to Board meetings or analogous of the Telefónica Group entity in question. Also includes non-variable remuneration accrued, as appropriate, by the Director for discharging executive duties.

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

4	Other items: Includes, inter alia, amounts paid for membership of Regional Advisory Committees.

2012 Consolidated Financial Statements

With respect to employee benefits, the following table presents a breakdown of contributions made in 2012 to both long-term savings schemes (including retirement and any other survival benefit) financed fully or partially by the Company for Telefónica Directors, for discharging executive duties, along with any other compensation in kind received by the Director during the year:

Euros
Director (Executive)	Contributions to pension plans	Contribution to the Pension Plan for Senior Executives2	Compensation in kind3
Mr. César Alierta Izuel	8,402	1,014,791	45,917
Mr. Julio Linares López	9,468	474,895	39,141
Mr. José María Álvarez-Pallete López	7,574	414,716	12,765
Ms. Eva Castillo Sanz	8,402	98,443	1,617
Mr. Santiago Fernández Valbuena1	--	110,112	6,564
1 The contribution to the Pension Plan was made when Mr. Fernández Valbuena was not an Executive Director and is therefore shown under “Senior Executives Compensation.” The amount was 8,402 euros.
2 Contributions to the Pension Plan for Executives set up in 2006, funded exclusively by the Company to complement the existing Company’s general Pension Plan. It entails defined contributions equivalent to a certain percentage of the Directors’ fixed remuneration in accordance with their professional category within the Telefónica Group’s organization.
3 “Compensation in kind” includes life and other insurance premiums (e.g. general medical and dental insurance).

Regarding share-based payment plans (those exclusively for Executive Directors), there were two long-term variable compensation plans in place in 2012:

(i)
The “Performance Share Plan” (“PSP”) approved at the General Shareholders’ Meeting of June 21, 2006, whose fifth and final phase began in 2010 and will conclude in July 2013. The shares assigned were as follows: 170,897 shares to Mr. César Alierta Izuel, 128,173 shares to Mr. Julio Linares López, 77,680 shares to Mr. José María Álvarez-Pallete López and 77,680 shares to Mr. Santiago Fernández Valbuena. Delivery of the shares assigned are subject in all cases to meeting the target “Total Shareholder Return” (“TSR”) and the other requirements of the Plan.

Also, it is hereby stated that regarding the fourth phase of this Plan (2009-2012), the general terms for the delivery of shares were not met. Therefore, no shares were delivered to Executive Directors.

(ii)
The so-called “Performance & Investment Plan“ (“PIP”) approved at the General Shareholders’ Meeting of May 18, 2011 whose first phase began in 2011 and will end in July 2014, and the second phase began in 2012 and will end in July 2015. It is hereby stated that the number of shares assigned and the maximum possible number of shares to be received by the Directors of Telefónica for discharging executive duties in each phase, if the co-investment requirement established in the Plan and the maximum target TSR established for each phase are met, are as follows:

First phase / 2011-2014

Name	Theoretical shares assigned	Maximum number of shares *
Mr. César Alierta Izuel	249,917	390,496
Mr. Julio Linares López	149,950	234,298
Mr. José María Álvarez-Pallete López	79,519	124,249
Mr. Santiago Fernández Valbuena	79,519	124,249
* Maximum possible number of shares to be received if the co-investment requirement and maximum target TSR are met.

2012 Consolidated Financial Statements

Second phase / 2012-2015

Name	Theoretical shares assigned	Maximum number of shares *
Mr. César Alierta Izuel	324,417	506,901
Mr. Julio Linares López (1)	13,878	21,685
Mr. José María Álvarez-Pallete López	188,131	293,955
Ms. Eva Castillo Sanz	95,864	149,787
Mr. Santiago Fernández Valbuena	103,223	161,287
(1)   The number of shares assigned to Mr. Linares was calculated in proportion to the time he discharged executive duties as Chief Operating Officer –COO- (from July 1, 2012 to September 17, 2012) during the second phase of the Plan.

* Maximum possible number of shares to be received if the “co-investment” requirement and maximum target TSR are met.

In addition, to reinforce Telefónica’s status as a global employer, with a common remuneration culture throughout the Company, to encourage all Group employees to take an equity interest, and to motivate employees and boost their loyalty, at the Company’s General Shareholders’ Meeting of June 23, 2009, shareholders approved the introduction of a Telefónica, S.A. share incentive plan, the "Global Employee Share Plan" ("GESP") for all employees of the Group worldwide (including executives and Executives Directors).

Under this plan, employees that meet the qualifying requirements are offered the possibility of acquiring Telefónica, S.A. shares, for a period of up to 12 months (the acquisition period), with this company assuming the obligation of giving participants a certain number of shares free of charge. The maximum sum each employee can assign to this plan is 1,200 euros, while the minimum is 300 euros. Employees who remain at the Telefónica Group and retain their shares for an additional year after the acquisition period (the consolidation period) will be entitled to receive one free share per share acquired and retained until the end of the consolidation period.

During the first phase of this Plan (2010-2011), Directors participating, as they discharged executive duties in the Group, acquired a total of 604 shares (including free shares received under the general terms and conditions of the Plan).

For the second phase of the Plan (2012-2013), approved at the General Shareholders’ Meeting of May 18, 2011, the Executive Directors that decides to take part contributing the maximum (i.e. 100 euros a month, over 12 months), at the date of finalization of these consolidated financial statements, had acquired, under this Plan, a total of 84 shares, entitling them to receive an equivalent number of free shares provided, inter alia, that they hold the share acquired throughout the consolidation period.

It should be noted that the external Directors do not receive and did not receive in 2012 any compensation in the form of pensions or life insurance, nor do they participate in the share-based payment plans linked to Telefónica’s share price.

In addition, the Company does not grant and did not grant in 2012 any advances, loans or credits to the Directors, or to its top executives, thus complying with the requirements of the U.S.A. Sarbanes-Oxley Act, which is applicable to Telefónica as a listed company in that market.

Senior executives’ compensation

Meanwhile, the Executives considered as Senior Executives(1) of the Company in 2012, excluding those that are also members of the Board of Directors, received a total, in 2012, of 24,321,976 euros. It is hereby stated that this amount includes, inter alia, 10,893,244 euros corresponding to the amounts received by Mr. Luis Abril Pérez and Mr. Calixto Rios Pérez in termination benefits, as a result of termination of their employment relationship with the Telefónica Group.

In addition, the contributions by the Telefónica Group in 2012 with respect to the Pension Plan described in Note on “Revenue and Expenses” for these Executives amounted to 1,392,798 euros. Contribution to the Pension Plan amounted to 48,730 euros and compensation in kind including life and other insurance premiums (e.g. general medical and dental insurance) to 93,460 euros.

2012 Consolidated Financial Statements

Meanwhile, a total of 297,141 shares corresponding to the fifth phase (2010-2013) of the above mentioned “Performance Share Plan” (“PSP”) were assigned to the Executives considered as Senior Executives of the Company. Also, it is hereby stated that regarding the fourth phase of this Plan (2009-2012), the general terms for the delivery of shares were not met. Therefore, no shares were delivered to the Executives.

Regarding the above mentioned “Performance and Investment Plan” (“PIP”) approved at the General Shareholders’ Meeting of May 18, 2011, a total of 422,344 shares were assigned to the Executives considered Senior Executives of the Company in the first phase (2011-2014) and 623,589 shares in the second phase (2012-2015).

Finally, regarding the first phase of the “Global Employee Share Plan” (“GESP”) (2010-2011), Executives participating acquired a total of 872 shares (including free shares received under the general terms and conditions of the Plan).

Regarding the second phase of the Plan (2012-2013), approved at the General Shareholders’ Meeting of May 18, 2011, the Executives taking part and contributing the maximum (i.e. 100 euros a month, over 12 months), at the date of finalization of these consolidated financial statements, had acquired, under this Plan, a total of 110 shares, entitling this Executive to receive an equivalent number of shares free provided, inter alia, that they hold the share acquired throughout the consolidation period established in the Plan.

(1)
For these purposes, Senior Executives are understood to be individuals who perform senior management functions reporting directly to the management bodies, or their executive committees or CEOs, including the person in charge of the internal audit.

g)	Equity investments and positions held and duties performed in companies engaging in an activity that is identical, similar or complementary to that of the Company

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

Name	Activity performed	Company	Position or functions	Stake (%) (*)
Mr. Isidro Fainé Casas	Telecommunications	Abertis Infraestructuras, S.A.	Vice Chairman	< 0.01%
Mr. Isidro Fainé Casas	Telecommunications	Telecom Italia, S.p.A.	--	< 0.01%
(*) Shareholding of less than 0.01% of share capital indicated by “<0.01%”.

Information on Board member Chang Xiaobing, Executive Chairman of China Unicom (Hong Kong) Limited, is not included in this section given that:

•
In accordance with Article 26 bis of the Company’s Bylaws, whereby “(...) the following shall not be deemed to be in a situation of effective competition with the Company, even if they have the same or a similar or complementary corporate purpose: (...) companies with which Telefónica, S.A. maintains a strategic alliance", Mr. Xiaobing’s interests are not in conflict with those of Telefónica, S.A.

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

2012 Consolidated Financial Statements

Name	Company	Position or functions
Mr. César Alierta Izuel	Telecom Italia, S.p.A.	Director
	China Unicom (Hong Kong) Limited	Director
Mr. Julio Linares López	Telecom Italia, S.p.A.	Director
Mr. Alfonso Ferrari Herrero	Telefónica Chile, S.A.	Acting Director
	Telefónica del Perú, S.A.A.	Director
Mr. Francisco Javier de Paz Mancho	Telefónica Brasil, S.A.	Director
	Telefónica de Argentina, S.A.	Director
Mr. José Fernando de Almansa Moreno-Barreda	Telefónica Brasil, S.A.	Director
	Telefónica Móviles México, S.A. de C.V.	Director
Mr. Gonzalo Hinojosa Fernández de Angulo	Telefónica del Perú, S.A.A.	Director
Mr. Luiz Fernando Furlán	Telefónica Brasil, S.A.	Director
Ms. María Eva Castillo Sanz	Telefónica Czech Republic, a.s.	Chairwoman of Supervisory Board
	Telefónica Europe, Plc.	Chairman
	Telefónica Deutschland Holding, A.G.	Chairman of Supervisory Board
Mr. Santiago Fernández Valbuena	Telefónica Internacional, S.A.	Chairman
	Telefónica América, S.A.	Chairman
	Telefónica Brasil, S.A.	Vice Chairman
	Telefónica Móviles México, S.A. de C.V.	Vice Chairman
	Colombia Telecomunicaciones, S.A., E.S.P.	Director
	Telefónica Chile, S.A.	Acting Director
	Telefónica Capital, S.A.	Sole Director
Mr. Chang Xiaobing	China United Network Communications Group Company Limited	Chairman
	China United Network Communications Corporation Limited	Chairman
	China Unicom (Hong Kong) Limited	Executive Chairman
	China United Network Communication Limited	Chairman

2012 Consolidated Financial Statements

Note 22. Finance leases

The principal finance leases at the Telefónica Group are as follows:

a)	Future minimum lease payment commitments in relation to finance leases at Telefónica Europe companies.

Millions of euros	Present value	Revaluation	Pending payment
Within one year	23	−	23
From one to five years	65	5	70
Total	88	5	93

These commitments arise from plant and equipment lease agreements. Between March 30, 1991 and April 9, 2001, finance lease agreements were signed between Telefónica UK and a number of US leasing trusts. A part of the radio and switch equipment of its GSM network is subject to the terms of said agreements. The bonds have several maturity dates through 2014 due to the exercise of an early redemption option.

At December 31, 2012 and 2011, net assets under this lease amounting to 102 and 197 million euros, respectively, were recognized under property, plant and equipment.

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

This agreement includes the transfer of these assets and rights to Colombia Telecomunicaciones, S.A., ESP once the last installment of the consideration has been paid in line with the payment schedule:

Millions of euros	Present value	Revaluation	Future payments
2013	57	7	64
2014-2017	510	256	766
Subsequent years	903	2,138	3,041
Total	1,470	2,401	3,871

The net amount of property, plant and equipment recorded under the terms of this lease was 403 million euros at December 31, 2012 (421 million euros at December 31, 2011).

2012 Consolidated Financial Statements

Note 23. Cash flow analysis

Net cash from operating activities

Net cash flow from operating activities decreased from 17,483 million euros in 2011 to 15,213 million euros in 2012, down 13.0%, after an increase of 4.86% from 2010 (16,672 million euros) to 2011.

In 2012, the Telefónica Group obtained operating cash flow (operating revenue less payments to suppliers for expenses and employee benefits expenses) totaling 20,104 million euros, 6.3% less than the 21,453 million euros generated in 2011.

Cash received from customers decreased by 1.63% to 75,962 million euros in 2012 (from 77,222 million euros in 2011). This decrease was primarily due to the adverse macroeconomic situation in Spain, as well as to the reduction in rates to respond to stiff market competition in the region. The downward trend in collections in Telefónica Spain was partially offset by strong collections in the rest of Europe and Latin America, as well as by the contribution to cash generation by Telefónica's global efficiency projects.

Cash payments to suppliers and employees at December 2012 amounted to 55,858 million euros, up 0.16% from the 55,769 million euros recorded in 2011. Payments to suppliers are in line with those of 2011, due to containment and management of current liabilities which offset the higher payments in order to comply with the Spanish Law on Arrears, as well as to the savings secured through the efficient sales policies.

Cash payments to employees in 2012 followed the trend resulting from costs associated with the change in average headcount, as occurred in 2011 and 2010.

In 2011, the Telefónica Group obtained operating cash flow (operating revenue less payments to suppliers for expenses and employee benefits expenses) totaling 21,453 million euros, 0.69% more than the 21,306 million euros generated in 2010.

Cash received from customers increased by 5.98% to 77,222 million euros in 2011 (from 72,867 million euros in 2010). This increase, which helped improve operating cash flow from the prior year, was driven by the larger contribution from Vivo to consolidated customer collections following the acquisition of an additional 50% of the company in 2010, efforts to manage current assets in the various regions and the contribution by Telefónica’s global efficiency projects.

Cash payments to suppliers and employees at December 2011 amounted to 55,769 million euros, up 8.16% from the 51,561 million euros recorded in 2010. This increase was due to Vivo’s larger share of consolidated payments to suppliers compared to 2010, the commercial efforts undertaken in the various regions and payments of one-off restructuring expenses, which were offset by efficient containment and management of current liabilities, thereby contributing positively to the generation of operating cash flow.

Cash payments to employees in 2011 followed the trend resulting from costs associated with the change in average headcount, as occurred in 2010 and 2009.

Cash flows arising from payments of interest and other finance costs and from dividends stood at 2,867 million euros in 2012, up 856 million on the 2011 figure. Of these, approximately 308 million euros relate to non-recurring items (interest payments as part of reorganization of Colombian companies, tax payments in Spain and Peru, and arrangement commissions on financing transactions). The remaining amount is primarily due to higher average debt in 2012 and the increase in costs due to the downward trends in financial markets.

Cash flows arising from payments of interest and other finance costs and from dividends were steady 2011 despite the increase in interest rates that year and the rise in financial debt, mostly due to payments of deferred interest. These cash flows stood at 2,011 million euros, down 0.4% on the 2010 figure.

Tax payments amounted to 2,024 million euros in 2012, up 3.3% compared to the 1,959 million euros recorded in 2011. This increase was primarily because of payments on account of income tax made in Spain in 2012, in the amount of 247 million euros, and payments derived from settlement of additional tax assessments raised on inspection and court

2012 Consolidated Financial Statements

decisions affecting the consolidated tax Group (246 million euros). Tax payments amounted to 1,959 million euros in 2011, down 25.1% compared to 2010 (2,616 million euros), primarily because no tax payments on account were made by the tax group in Spain in 2011.

Net cash used in investing activities

Net cash used in investing activities decreased by 37.0% in 2012 to 7,877 million euros from 12,497 million euros in 2011, primarily due to the decrease in payments on investments in companies, net of cash and cash equivalents, and the rise in proceeds on disposals of companies.

During the year, proceeds on disposals of companies, net of cash and cash equivalents, amounted to 1,823 million euros. The main divestments were the sale of 4.56% of China Unicom, which entailed a net collection of 1,132 million euros, the sale of Atento, which brought in net proceeds of 602 million euros, and the sale of Rumbo for 24 million euros.

Payments on financial investments not included under cash equivalents totaled 834 million euros for 2012, and mainly reflected the share capital increase in Telco for 277 million euros, as well as legal deposits, financial investments by Telefónica insurance companies and options on equity instruments.

Net cash used in investing activities decreased by 21.21% in 2011 to 12,497 million euros from 15,861 million euros in 2010, primarily due to the decrease in payments on investments in companies net of cash and cash equivalents.

In 2011, payments on investments in companies amounted to 2,948 million euros, with the principal investments being: the third payment on the acquisition in 2010 of 50% of Brasilcel, N.V., for which a total of 1,970 million euros was paid in the year; the payment to non-controlling interests of Vivo of 539 million euros; the acquisition of an additional 1.2% of the share capital of China Unicom for 358 million euros; and the acquisition of Acens for 52 million euros, net of cash and cash equivalents.

Payments on financial investments not included in cash equivalents amounted to 669 million euros in 2011 and mainly include legal deposits in Brazil, financial investments by Telefónica insurance companies, the repurchase of Telefónica S.A. bonds in secondary markets and options on equity instruments.

In 2010, payments on investments in companies amounted to 5,744 million euros, with the main investments being the acquisition of 50% of Brasilcel, for which a total of 5,047 million was paid in the year (net of cash and cash equivalents), the acquisition of 22% of the share capital of DTS, Distribuidora de Televisión Digital S.A. (230 million euros) and the acquisitions in Europe of JaJah Inc. and the German company HanseNet Telekommunikation GmbH (“HanseNet”) for 150 million euros and 207 million euros, respectively, net of cash and cash equivalents.

Payments on financial investments not included in cash equivalents amounted to 1,599 million euros in 2010. This included payments of 638 million euros for the refinancing entailed in the acquisition of 100% of shares of HanseNet and the financing provided to Telco, S.p.A., for 600 million euros at December 31, 2010.

Proceeds on disposals of companies in 2010 (552 million euros) primarily related to divestments in Meditelcom for 380 million euros and in Manx Telecom Limited for 157 million euros (in the latter case, net of cash and cash equivalents).

Payments on investments in property, plant and equipment and intangible assets totaled 9,481 million euros at December 2012, 4.4% higher than the 2011 year end figure (9,085 million euros). This increase was due to the rise in acquisitions of property, plant and equipment and intangible assets during the period, especially the purchases of spectrum licenses in Spain and Ireland (396 million euros and 126 million euros, respectively) and higher payments in Telefónica UK.

Payments on investments in property, plant and equipment and intangible assets totaled 9,085 million euros in 2011, 1.57% higher than the prior year (8,944 million euros). This increase was due to the rise in acquisitions of property, plant and equipment and intangible assets during the period, particularly the purchases of spectrum licenses in Brazil and Spain (349 million euros and 441 million euros, respectively).

2012 Consolidated Financial Statements

Proceeds on disposals of property, plant and equipment and intangible assets amounted to 939 million euros in 2012, an increase of 15.8% from the 811 million euros recorded in 2011. These proceeds primarily relate to the disposal of non-strategic assets (841 million euros). In 2011, this item amounted to 693 million euros.

In 2012, net cash flows in respect of cash surpluses not included under cash equivalents amounted to 318 million euros, 51% lower than the 646 million euros recorded in 2011. Net investments in 2010 amounted to 621 million euros.

Net cash used in financing activities

In 2012, net cash used in financing activities decreased by 74.69% to 1,243 million euros (4,912 million euros in 2011), primarily due to the lower outflow of cash for dividend payments following the change in shareholder remuneration policy, whereby bonus shares were made available and the dividend scheduled for November 2012 was cancelled.

Transactions with shareholders amounted to 656 million euros in 2012, up from payments of 399 million euros in 2011. This difference mainly reflects the public share offer of Telefónica Germany that brought in net proceeds of 1,429 million euros. In addition, shares acquired from non-controlling interests mainly by Telefónica Czech Republic, entailed a total payment of 99 million euros. Net payments for transactions with Telefónica, S.A. treasury shares stood at 590 million euros.

In 2012, proceeds from new issues on bonds totaled 8,090 million euros, 76.6% higher than the 2011 proceeds (4,582 million euros), primarily reflecting new issues made under the London Stock Exchange's EMTN program. This impact was offset by repayment of loans, credit facilities and promissory notes in 2012, entailing payments of 8,401 million euros. This was three times higher than the payments made in 2011 (2,680 million euros), and chiefly reflected refinancing of tranche D of Telefónica Europe's syndicated loan, as well as the increase in the loan granted to Telco, for 208 million euros. Other transactions include payment of 1,942 million euros for the partial redemption of Telefónica Finance USA, LLC preference shares as part of the redemption of debentures and bonds, as well as proceeds of 1,165 million euros derived from Telefónica, S.A.'s bond issue as part of the same operation.

In 2011, net cash used in financing activities amounted to 4,912 million euros, 6.41% lower than in 2010 (5,248 million euros). The decrease was primarily due to lower cash outflow from the redemption of bonds and debentures (3,235 million euros compared to 5,482 million euros in 2010), which was not offset by the decline in proceeds from new issues of bonds and debentures (4,582 million euros in 2011 compared to 6,131 million euros in 2010), to higher proceeds from the sale of treasury shares (375 million euros) and declines in both proceeds and payments on loans, credit facilities and promissory notes, with a larger decrease in payments (2,680 million euros in 2011 compared to 7,954 million euros in 2010). The decrease in proceeds from and payments on loans was primarily due to the drawdown in 2010 of 6,000 million on the syndicated facility agreement signed on July 28, and to certain voluntary repayments amounting to 5,700 million euros under its 6,000 million euros credit facility of June 2005 (see Note 13). These decreases were partly offset by the increase in the dividend paid by Telefónica, S.A., which amounted to 6,852 million euros compared with 5,872 million euros in 2010.

2012 Consolidated Financial Statements

Note 24. Events after the reporting period

The following events regarding the Telefónica Group took place between December 31, 2012 and the date of authorization for issue of the accompanying consolidated financial statements:

Financing

•
On January 22, 2013, Telefónica Emisiones, S.A.U. issued 1,500 million euros of notes  maturing on January 23, 2023, guaranteed by Telefónica, S.A., under its EMTN Program approved by FSA in London on June 12, 2012.

•	During January 2013, Telefónica S.A. has reduced the principal amount outstanding under its syndicated credit facility dated July 28, 2010 by 1,830 million euros.

•
On February 4, 2013, Telefónica Emisiones, S.A.U. redeemed 750 and 850 million dollars (equivalent to 1,213 million euros) of its notes, issued on July 2, 2007. The notes were guaranteed by Telefónica, S.A.

•	On February 14, 2013, Telefónica Europe, B.V. redeemed 1,500 million euros of its notes, issued on October 31, 2004. The notes were guaranteed by Telefónica, S.A.

•
On February 21, 2013, Telefónica, S.A. entered into a financing agreement of 206 million euros maturing on 2016. At the date of authorization for issue of the accompanying consolidated financial statements, this financing was not disposed.

•
On February 22, 2013, Telefónica, S.A. entered into a financing agreement of 1,001 million dollars (equivalent to 759 million euros). At the date of authorization for issue of the accompanying consolidated financial statements, this financing was not disposed.

•
On February 22, 2013, Telefónica, S.A. refinanced 1,400 million euros of the tranche A2 (originally amounted to 2,000 million euros and scheduled to mature on July 28, 2014) related to the 8,000 million euros syndicated credit facility, originally dated on July 28, 2010, as follows: i) a five-year term forward start facility of 700 million euros maturing on 2017 and ii) a six-year term forward start facility of 700 million euros maturing on 2018.

Devaluation of the Venezuelan bolívar

On February 8, 2013, the Venezuelan bolivar was devalued from 4.3 bolivars per US dollar to 6.3 bolivars per US dollar.

The new exchange rate of 6.3 bolivars per US dollar will be used from 2013 in the conversion of the financial information of Venezuelan subsidiaries. The principal matters to be considered in 2013 are as follows:

•
The decrease of the Telefónica Group's net assets in Venezuela as a result of the conversion to euros at the new exchange rate with a balancing entry in Group equity of approximately 1,000 million euros, based on the net assets as at December 31, 2012.

•
Increase in the net financial debt resulting from application of the new exchange rate to the net asset value in bolivars of approximately 873 million euros, as per the balance as at December 31, 2012.

The income and cash flows from Venezuela will be converted at the new devalued closing exchange rate as of January 1, 2013.

UK spectrum auction

On February 20, 2013, Telefónica UK Limited won two 10 MHz blocks in the 800 MHz spectrum band in the UK spectrum auction.

Total investment by Telefónica UK in new frequencies amounted to 550 million pounds sterling (approximately 645 million euros).

2012 Consolidated Financial Statements

Appendix I: Changes in the consolidation scope

The following changes took place in the consolidation scope in 2012:

Telefónica Latin America

On April 23, 2012, the Panamanian company Telefónica Centroamérica, S.A. was incorporated with authorized capital of 50,000 US dollars. Telefónica Centroamérica, S.A. is equally owned by Telefónica Móviles El Salvador, S.A. de C.V., Telefónica Móviles Guatemala, S.A. Telefónica Móviles Panamá, S.A., Telefónica Celular de Nicaragua, S.A. and Telefónica de Costa Rica, S.A. (20% interest each), and is included in the Telefónica Group using the full consolidation method.

In June 2012, Telefónica Móviles Chile, S.A. and Inversiones Telefónica Móviles Holding, S.A., the shareholders of Telefónica Móviles Chile Inversiones, S.A., agreed to change the company's name to Wayra Chile Tecnología e Innovación Limitada. The Telefónica Group continues to consolidate this company using the full consolidation method.

The merger of Telefónica Móviles Colombia, S.A. and Colombia Telecomunicaciones, S.A. ESP was completed on June 29, 2012. Following the merger, the Telefónica Group holds (directly and indirectly) a 70% interest in Colombia Telecomunicaciones, S.A. ESP. This company continues to be fully consolidated within the Telefónica Group.

On July 18, 2012, the subsidiary TEM Puerto Rico Inc. was wound up, effective as of December 31, 2011. This company, which had been fully consolidated in the Telefónica Group, was removed from the consolidation scope.

In October and November, respectively, Telefónica América, S.A. and Telefónica Latinoamérica Holding, S.L. were incorporated in Spain. Both companies were owned by Telefónica Internacional, S.A. (50% interest) and Telefónica, S.A. (50% interest). On December 13, 2012, Telefónica, S.A. and Telefónica Internacional, S.A.U. carried out a capital increase in Telefónica Latinoamérica Holding, S.L. Telefónica, S.A. subscribed to this increase by contributing shares of Latin America Cellular Holdings, B.V., while Telefónica Internacional, S.A.U. subscribed through a monetary contribution. Following the capital increase, Telefónica, S.A. holds a 94.59% stake in Telefónica Latinoamérica Holding, S.L., and Telefónica Internacional, S.A.U. holds a 5.41% interest. Both Telefónica América, S.A. and Telefónica Latinoamérica Holding, S.L. are fully consolidated within the Telefónica Group.

In November 2012, Telefónica Chile Holdings, B.V. was incorporated in the Netherlands, by the sole shareholder Telefónica, S.A. The new company is fully consolidated within the Telefónica Group.

Telefónica Europe

In July 25, 2012, Acens Technologies, S.L. approved the merger by absorption of Interdomain, S.A., with the absorbed company being wound up but not liquidated and the en bloc transfer of all its assets and liabilities to Acens Technologies, S.L. Interdomain, which had been fully consolidated in the Telefónica Group, was removed from the scope of consolidation.

In July 2012, Telefónica Czech Republic, a.s. acquired 100% of Bonerix Czech Republic s.r.o. The company has been included in the Telefónica Group’s consolidation scope using the full consolidation method.

Also in July 2012, Telefónica O2 Business Solutions, spol. s r.o. was absorbed by Telefónica Czech Republic, a.s. This company, which had been fully consolidated in the Telefónica Group, was removed from the scope of consolidation.

Through a public offering carried out in October 2012, Telefónica, S.A. sold a 23.17% interest in Telefónica Deutschland Holding, A.G., for 1,449 million euros. Following the sale, the investee continues to be fully consolidated in the Telefónica Group.

Telefonica UK Ltd. and Vodafone UK Ltd. incorporated a joint venture in November 2012 called Cornerstone Telecommunications Infrastructure Limited, with a 50% interest held by each of these companies. Both Telefonica UK and Vodafone UK have contributed to the joint venture the basic network infrastructure they already shared. For practical purposes, the UK was divided up into two geographic halves. Telefónica will manage and maintain these elements in the East (including Northern Ireland and almost all of Scotland) and Vodafone in the West (including Wales).  Both operators will continue to remain responsible for their own existing spectrum holdings and for fulfilling their own spectrum needs in the future.

2012 Consolidated Financial Statements

Other companies

In March 2012, the company Wayra Brasil Aceleradora de Projetos Ltda. was incorporated in Brazil. This company has been included in the Telefónica Group’s consolidation scope using the full consolidation method.

In March 2012, Media Networks Brasil Soluçoes Digitais Ltda. was incorporated. This company has been included in the Telefónica Group’s consolidation scope using the full consolidation method.

Also in March, the Peruvian company Media Networks Latin America, S.A.C., a subsidiary of Telefónica Internacional, S.A.U., incorporated the Brazilian company Media Networks Brasil Soluçoes Digitais Ltda. This company has been included in the Telefónica Group’s consolidation scope using the full consolidation method.

Telefónica Digital Venture Capital, S.L.U. was incorporated in March with initial share capital of 3,000 euros, subscribed and fully paid by Telefónica Digital Holdings, S.L.U. The company has been fully consolidated in the Telefónica Group.

On July 10, 2012, Telefónica, S.A. through its subsidiary Telefónica Internacional, S.A.U., and China United Network Communications Group Company Limited, through a wholly-owned subsidiary, signed the definitive agreement for the purchase by the latter of 1,073,777,121 shares in China Unicom (Hong Kong) Limited owned by Telefónica, equivalent to 4.56% of that company's total capital.

The sales transaction was completed once the requisite regulatory authorizations were secured, with Telefónica receiving 10,748 million Hong Kong dollars (approximately 1,142 million euros) on the sale.

The company, in which Telefónica holds a 5.01% interest after the sale, continues to be accounted for in the Telefónica Group using the equity method.

In June 2012, the company Telefónica Gestión Integral de Edificios y Servicios, S.L. was created through the partial spin-off of Telefónica Servicios Integrales de Distribución, S.A.U. and the spin-off of the activity branch of Telefónica Gestión de Servicios Compartidos España, S.A. The new company is fully consolidated in the Telefónica Group.

In October 2012, the Telefónica Group sold its 50% stake in Red Universal de Marketing y Bookings Online, S.A., generating a gain of approximately 27 million euros. This company, which had been proportionately consolidated in the Telefónica Group, was removed from the scope of consolidation.

On October 22, 2012, Jajah Inc. acquired 100% of Tokbox Inc. for 12 million dollars. This company has been included in the Telefónica Group’s consolidation scope using the full consolidation method.

In December 2012, the Group completed the sale of the Atento business to a group of companies controlled by Bain Capital. The companies comprising this business, which were previously included in the Telefónica Group using the full consolidation method, were removed from the consolidation scope. Gains on the sale amounted to approximately 61 million euros.

The Atento companies sold, which were previously fully consolidated within the Telefónica Group, have been deconsolidated.

Following the exercise by the German company Eutelsat Services & Beteiligungen, GmbH of its preferential acquisition right, and once the requisite authorizations were obtained from the Council of Ministers, on December 28, 2012 Telefónica de Contenidos, S.A.U.:

- formalized the transfer to Abertis Telecom, S.A. of 23,343 shares in Hispasat, S.A. for a total cash price of 68 million euros, generating gains of 26 million euros; and

- entered into a contract to sell its remaining stake in Hispasat, S.A., namely 19,359 shares, to Eutelsat Services & Beteiligungen, for a total of 56 million euros, subject to foreign investment authorization in accordance with Royal Decree 664/1999 of April 23, governing foreign investments. The future gain on this transaction is estimated to be approximately 21 million euros.

2012 Consolidated Financial Statements

In December 2012, Telefónica Digital España, S.L.U. acquired a 50.0002% interest in the Brazilian company Axismed – Gestao Preventiva da Saúde, S.A. for 10.9 million Brazilian reais. This company has been included in the Telefónica Group’s consolidation scope using the full consolidation method.

The Peruvian company TGestiona Logística, S.A.C. was incorporated through the en bloc spin-off of assets and liabilities from the logistics business line of Telefónica Gestión de Servicios Compartidos Perú, S.A.C. In December 2012, this company was fully consolidated as part of the Telefónica Group.

Changes to the 2011 consolidation scope are described in the following sections

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

2012 Consolidated Financial Statements

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

2012 Consolidated Financial Statements

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

2012 Consolidated Financial Statements

Appendix II: Debentures and bonds

The list and main features of outstanding debentures and bonds at December 31, 2012 are as follows (in millions of euros):

Total Telefónica and its instrumental companies
			Maturity (nominal)
Debentures and bonds	Currency	% Interest rate	2013	2014	2015	2016	2017	Subsequent years	Total
CAIXA 07/21/29 ZERO COUPON	EUR	6.386%	−	−	−	−	−	69	69
ABN 15Y BOND	EUR	1.0225 x GBSW10Y	−	−	50	−	−	−	50
CHANGEABLE BOND	EUR	4.184%	500	−	500	−	−	164	1,164
Telefónica, S.A.			500	−	550	−	−	233	1,283
T. EUROPE BV SEP_00 GLOBAL D	USD	8.250%	−	−	−	−	−	947	947
TEBV FEB_03 EMTN FIXED TRANCHE A	EUR	5.125%	1,500	−	−	−	−	−	1,500
TEBV FEB_03 EMTN FIXED TRANCHE B	EUR	5.875%	−	−	−	−	−	500	500
Telefónica Europe, B.V.			1,500	−	−	−	−	1,447	2,947
EMTN O2 EUR (I)	EUR	4.375%	−	−	−	1,750	−	−	1,750
EMTN O2 GBP (I)	GBP	5.375%	−	−	−	−	−	919	919
EMTN O2 GBP (II)	GBP	5.375%	−	−	−	−	−	613	613
TELEF EMISIONES JUN 06 TRANCHE C	USD	6.421%	−	−	−	947	−	−	947
TELEF EMISIONES JUN 06 TRANCHE D	USD	7.045%	−	−	−	−	1,516	−	1,516
TELEF EMISIONES DECEMBER 06	GBP	5.888%	−	613	−	−	−	−	613
TELEF EMISIONES JANUARY A 07	EUR	1 x EURIBOR6M + 0.83000%	−	−	−	−	−	55	55
TELEF EMISIONES JANUARY B 07	EUR	1 x EURIBOR3M + 0.70000%	−	−	−	−	−	24	24
TELEF EMISIONES FEBRUARY 07	EUR	4.674%	−	1,500	−	−	−	−	1,500
TELEF EMISIONES JUNE C 07	CZK	4.623%	−	103	−	−	−	−	103
TELEF EMISIONES JULY A 07	USD	5.855%	568	−	−	−	−	−	568
TELEF EMISIONES JULY B 07	USD	1 x USDL3M + 0.33000%	644	−	−	−	−	−	644
TELEF EMISIONES JULY C 07	USD	6.221%	−	−	−	−	530	−	531
TELEF EMISIONES JUNE 08	EUR	5.580%	1,250	−	−	−	−	−	1,250
TELEF EMISIONES FEBRUARY 09	EUR	5.431%	−	2,000	−	−	−	−	2,000
TELEF EMISIONES APRIL 2016	EUR	5.496%	−	−	−	1,000	−	−	1,000
TELEF EMISIONES JUNE 2015	EUR	1 x EURIBOR3M + 1.825%	−	−	400	−	−	−	400
TELEF EMISIONES APRIL 3, 2016	EUR	5.496%	−	−	−	500	−	−	500
TELEF EMISIONES JULY 6, 2015	USD	4.949%	−	−	948	−	−	−	948
TELEF EMISIONES JULY 15, 2019	USD	5.877%	−	−	−	−	−	758	758
TELEF EMISIONES NOVEMBER 11, 2019	EUR	4.693%	−	−	−	−	−	1,750	1,750
EMTN GBP 12/09/2022 650 GBP	GBP	5.289%	−	−	−	−	−	796	796
TELEF EMISIONES DECEMBER 09	EUR	1 x EURIBOR3M + 0.70000%	−	100	−	−	−	−	100
TELEF EMISIONES MARCH 10	EUR	3.406%	−	−	1,400	−	−	−	1,400
TELEF EMISIONES APRIL 1, 2010	USD	2.582%	910	−	−	−	−	−	910
TELEF EMISIONES APRIL 2, 2010	USD	3.729%	−	−	682	−	−	−	682
TELEF EMISIONES APRIL 3, 2010	USD	5.134%	−	−	−	−	−	1,061	1,061

2012 Consolidated Financial Statements

Total Telefónica and its instrumental companies
			Maturity (nominal)
Debentures and bonds	Currency	% Interest rate	2013	2014	2015	2016	2017	Subsequent years	Total
TELEF EMISIONES SEPTEMBER 10	EUR	3.661%	−	−	−	−	1,000	−	1,000
EMTN GBP 10/08/2029 400 GBP	GBP	5.445%	−	−	−	−	−	490	490
TELEF EMISIONES FEBRUARY 2011	EUR	4.750%	−	−	−	−	1,200	−	1,200
TELEF EMISIONES FEBRUARY 2011	USD	3.992%	−	−	−	947	−	−	947
TELEF EMISIONES FEBRUARY 2011	USD	5.462%	−	−	−	−	−	1,137	1,137
TELEF. EMISIONES MAR 2011	EUR	4.750%	−	−	−	−	100	−	100
TELEF. EMISIONES NOV 2011	EUR	4.967%	−	−	−	1,000	−	−	1,000
TELEF. EMISIONES NOV 2011	JPY	2.829%	−	−	−	62	−	−	62
TELEF. EMISIONES FEB 2012	EUR	4.750%	−	−	−	−	120	−	120
TELEF. EMISIONES FEB 2012	EUR	4.797%	−	−	−	−	−	1,500	1,500
TELEF. EMISIONES FEB 2012	GBP	5.597%	−	−	−	−	−	858	858
TELEF. EMISIONES MAR 2012	CZK	3.934%	−	−	−	−	50	−	50
TELEF. EMISIONES JUN 2012	JPY	4.250%	−	−	−	−	−	88	88
TELEF. EMISIONES SEP 2012	EUR	5.811%	−	−	−	−	1,000	−	1,000
TELEF. EMISIONES OCT 2012	EUR	4.710%	−	−	−	−	−	1,200	1,200
TELEF. EMISIONES DECEMBER 2012	CHF	2.718%	−	−	−	−	−	207	207
TELEF. EMISIONES DECEMBER 2012	CHF	3.450%	−	−	−	−	−	124	124
Telefónica Emisiones, S.A.U.			3,372	4,316	3,430	6,206	5,516	11,580	34,421
Total Telefónica, S.A. and its instrumental companies			5,372	4,316	3,980	6,206	5,516	13,260	38,651

Foreign operators
			Maturity
Debentures and bonds	Currency	% Interest rate	2013	2014	2015	2016	2017	Subsequent years	Total
Series F	UF	6.000%	3	3	3	1	−	−	9
Series L	UF	3.500%	−	180	−	−	−	−	180
Series N	CLP	6.050%	−	32	−	−	−	−	32
USD Bond	USD	3.875%	−	−	−	−	378	−	378
Telefónica Chile, S.A.			3	215	3	1	378	−	600
Bond A	CLP	5.600%	−	51	−	−	−	−	51
Bond C	CLP	6.300%	−	−	−	104	−	−	104
Bond D	UF	3.600%	−	−	−	72	−	−	72
USD Bond	CLP	2.875%	−	−	227	−	−	−	227
Telefónica Móviles Chile, S.A.			−	51	227	176	−	−	454
Series C	USD	8.500%	2	−	−	−	−	−	2
Commercial paper	USD	4.750%	1	−	−	−	−	−	1
Commercial paper	USD	4.750%	1	−	−	−	−	−	1
Commercial paper	USD	4.750%	3	−	−	−	−	−	3

2012 Consolidated Financial Statements

Foreign operators
			Maturity
Debentures and bonds	Currency	% Interest rate	2013	2014	2015	2016	2017	Subsequent years	Total
Commercial paper	USD	4.500%	1	−	−	−	−	−	1
Commercial paper	USD	4.500%	−	−	−	−	−	−	−
Commercial paper	USD	4.750%	1	−	−	−	−	−	1
Commercial paper	USD	4.500%	−	−	−	−	−	−	−
Commercial paper	USD	4.500%	−	−	−	−	−	−	−
Commercial paper	USD	4.750%	−	−	−	−	−	−	−
Commercial paper	USD	4.750%	1	−	−	−	−	−	1
Commercial paper	USD	4.750%	2	−	−	−	−	−	2
Otecel, S.A.			12	−	−	−	−	−	12
T FINANZAS MEX EMISION 0710 FIJ	MXN	8.070%	−	−	−	−	−	117	117
T. FINANZAS MEX EMISION 0710 VAR	MXN	TIIE28 + 55 bps	−	234	−	−	−	−	234
Telefónica Finanzas México, S.A.			−	234	−	−	−	117	351
T. Peru 4th Program (16th Series B)	PEN	6.250%	9	−	−	−	−	−	9
T. Peru 4th Program (42nd Series A)	PEN	7.375%	8	−	−	−	−	−	8
T. Peru 4th Program (42nd Series B)	PEN	5.313%	6	−	−	−	−	−	6
T. Peru 4th Program (42nd Series C)	PEN	6.063%	4	−	−	−	−	−	4
T. Peru 5th Program (5th Series A)	PEN	6.188%	6	−	−	−	−	−	6
T. Peru 5th Program (31st Series A)	PEN	7.500%	−	−	−	7	−	−	7
T. Peru 4th Program (45th Series A)	USD	6.688%	−	−	−	17	−	−	17
Senior Notes T. Perú	PEN	8.000%	37	75	75	37	−	−	224
T. Peru 5th Program (33rd Series A)	PEN	6.813%	−	−	−	−	18	−	18
T. Peru 5th Program (29th Series A)	PEN	6.188%	−	−	−	18	−	−	18
PROG1EM1D	PEN	8.075%	−	−	−	−	36	−	36
T. Peru 4th Program (19th Series A)	PEN	VAC + 3.6250%	−	−	−	−	−	22	22
T. Peru 4th Program (36th Series A)	PEN	VAC + 3.6875%	−	−	−	−	53	−	53
T. Peru 4th Program (12th Series A)	PEN	VAC + 3.6875%	−	−	−	−	−	21	21
T. Peru 4th Program (36th Series B)	PEN	VAC + 3.3750%	−	−	−	−	−	17	17
T. Peru 4th Program (19th Series B)	PEN	VAC + 2.8750%	−	−	−	−	−	17	17
T. Peru 4th Program 37th Series A)	PEN	VAC + 3.1250%	−	−	−	−	−	16	16
T. Peru 4th Program 19th Series C)	PEN	VAC + 3.1875%	−	−	−	−	−	7	7
T. Peru 5th Program (22nd Series Aa)	PEN	VAC + 3.5000%	−	−	−	−	8	−	8
T. Peru 5th Program (22nd Series Ab)	PEN	VAC + 3.5000%	−	−	−	−	−	4	4
T. Peru 5th Program (22nd Series Ac)	PEN	VAC + 3.5000%	−	−	−	−	−	7	8
Telefónica del Perú, S.A.A.			70	75	75	79	115	111	526
T. M. Perú 1st Program (3rd Series A)	PEN	7.438%	11	−	−	−	−	−	11
T. M. Perú 1st Program (3rd Series B)	PEN	7.688%	6	−	−	−	−	−	6
T. M. Perú 1st Program (16th Series A)	PEN	8.188%	7	−	−	−	−	−	7
T. M. Perú 1st Program (18th Series A)	PEN	6.313%	−	12	−	−	−	−	12
T. M. Perú 1st Program (18th Series B)	PEN	6.375%	−	19	−	−	−	−	19
T. M. Perú 2nd Program (3rd Series A)	PEN	5.750%	8	−	−	−	−	−	8
T. M. Perú 2nd Program (11th Series A)	PEN	7.750%	−	−	−	−	21	−	21
T. M. Perú 2nd Program (9th Series A)	PEN	6.813%	−	−	−	18	−	−	18
T. M. Perú 2nd Program (9th Series B)	PEN	6.375%	−	−	−	15	−	−	15
T. M. Perú 2nd Program (11th Series B)	PEN	7.375%	−	−	−	−	−	18	18
T. M. Perú 2nd Program (27th Series A)	PEN	5.531%	−	−	−	−	−	18	18
T. M. Perú 2nd CP Program (1st Series E)	PEN	4.250%	6	−	−	−	−	−	6
T. M. Perú 2nd CP Program (1st Series F)	PEN	4.000%	18	−	−	−	−	−	18

2012 Consolidated Financial Statements

Foreign operators
			Maturity
Debentures and bonds	Currency	% Interest rate	2013	2014	2015	2016	2017	Subsequent years	Total
Telefónica Móviles Perú, S.A.			56	31	−	33	21	36	177
Nonconvertible bonds	BRL	1.06 x CDI	−	35	−	−	−	−	35
Nonconvertible bonds	BRL	1.08 x CDI	237	−	−	−	−	−	237
Nonconvertible bonds	BRL	1.0 x CDI+0.75	−	−	−	−	742	−	742
Nonconvertible bonds	BRL	IPCA + 7%	−	32	−	−	−	−	32
Convertible bonds (Telemig) I	BRL	IPCA + 0.5%	−	−	−	−	−	3	3
Convertible bonds (Telemig) II	BRL	IPCA + 0.5%	−	−	−	−	−	8	8
Convertible bonds (Telemig) III	BRL	IPCA + 0.5%	−	−	−	−	−	15	15
T. Brasil Group			237	67	−	−	742	26	1,072
BOND R144-A	USD	5.375%	−	−	−	−	−	568	568
Colombia Telecomunicación, S.A. ESP			−	−	−	−	−	568	568
Total issues other operators			378	673	305	289	1,256	858	3,760
TOTAL OUTSTANDING DEBENTURES AND BONDS			5,750	4,989	4,285	6,495	6,772	14,118	42,411

The list and main features of outstanding debentures and bonds at December 31, 2011 are as follows (in millions of euros):

2012 Consolidated Financial Statements

Total Telefónica and its instrumental companies
			Maturity (nominal)
Debentures and bonds	Currency	% Interest rate	2012	2013	2014	2015	2016	Subsequent years	Total
CAIXA 07/21/29 ZERO COUPON	EUR	6.386%	−	−	−	−	−	64	64
ABN 15Y BOND	EUR	1.0225 x GBSW10Y	−	−	−	50	−	−	50
Telefónica, S.A.			−	−	−	50	−	64	114
T. EUROPE BV SEP_00 GLOBAL D	USD	8.250%	−	−	−	−	−	966	966
TEBV FEB_03 EMTN FIXED TRANCHE A	EUR	5.125%	−	1,500	−	−	−	−	1,500
TEBV FEB_03 EMTN FIXED TRANCHE B	EUR	5.875%	−	−	−	−	−	500	500
T.EUROPE BV JULY A 2007	JPY	2.110%	150	−	−	−	−	−	150
T.EUROPE BV JULY B 2007	JPY	1 x JPYL6M + 0.425000%	150	−	−	−	−	−	150
Telefónica Europe, B.V.			300	1,500	−	−	−	1,466	3,266
EMTN O2 EUR (I)	EUR	4.375%	−	−	−	−	1,750	−	1,750
EMTN O2 GBP (I)	GBP	5.375%	−	−	−	−	−	898	898
EMTN O2 GBP (II)	GBP	5.375%	−	−	−	−	−	599	599
TELEF EMISIONES JUN 06 TRANCHE C	USD	6.421%	−	−	−	−	966	−	966
TELEF EMISIONES JUN 06 TRANCHE D	USD	7.045%	−	−	−	−	−	1,546	1,546
TELEF EMISIONES SEPTEMBER 06	EUR	4.393%	500	−	−	−	−	−	500
TELEF EMISIONES DECEMBER 06	GBP	5.888%	−	−	598	−	−	−	598
TELEF EMISIONES FEBRUARY 07	EUR	4.674%	−	−	1,500	−	−	−	1,500
TELEF EMISIONES JUNE B 07	CZK	4.351%	116	−	−	−	−	−	116
TELEF EMISIONES JUNE C 07	CZK	4.623%	−	−	101	−	−	−	101
TELEF EMISIONES JULY A 07	USD	5.855%	−	580	−	−	−	−	580
TELEF EMISIONES JULY C 07	USD	6.221%	−	−	−	−	−	541	541
TELEF EMISIONES JUNE 08	EUR	5.580%	−	1,250	−	−	−	−	1,250
TELEF EMISIONES FEBRUARY 09	EUR	5.431%	−	−	2,000	−	−	−	2,000
TELEF EMISIONES APRIL 2016	EUR	5.496%	−	−	−	−	1,000	−	1,000
TELEF EMISIONES APRIL 3, 2016	EUR	5.496%	−	−	−	−	500	−	500
TELEF EMISIONES JULY 6, 2015	USD	4.949%	−	−	−	966	−	−	966
TELEF EMISIONES JULY 15, 2019	USD	5.877%	−	−	−	−	−	773	773
TELEF EMISIONES JUNE 2015	EUR	1 x EURIBOR3M + 1.825%	−	−	−	400	−	−	400
TELEF EMISIONES JULY B 07	USD	1 x USDL3M + 0.33000%	−	657	−	−	−	−	657
TELEF EMISIONES JANUARY 07 A	EUR	1 x EURIBOR6M + 0.83000%	−	−	−	−	−	55	55
TELEF EMISIONES JANUARY 07 B	EUR	1 x EURIBOR3M + 0.70000%	−	−	−	−	−	24	24
TELEF EMISIONES NOVEMBER 11, 2019	EUR	4.693%	−	−	−	−	−	1,750	1,750
EMTN GBP 12/09/2022 650 GBP	GBP	5.289%	−	−	−	−	−	778	778
TELEF EMISIONES DECEMBER 09	EUR	1 x EURIBOR3M + 0.70000%	−	−	100	−	−	−	100
TELE EMISIONES MARCH 10	EUR	3.406%	−	−	−	1,400	−	−	1,400
TELEF EMISIONES APRIL 1, 2010	USD	2.582%	−	927	−	−	−	−	927
TELEF EMISIONES APRIL 2, 2010	USD	3.729%	−	−	−	696	−	−	696
TELEF EMISIONES APRIL 3, 2010	USD	5.134%	−	−	−	−	−	1,082	1,082
TELEF EMISIONES SEPTEMBER 10	EUR	3.661%	−	−	−	−	−	1,000	1,000

2012 Consolidated Financial Statements

Total Telefónica and its instrumental companies
			Maturity (nominal)
Debentures and bonds	Currency	% Interest rate	2012	2013	2014	2015	2016	Subsequent years	Total
EMTN GBP 10/08/2029 400 GBP	GBP	5.445%	−	−	−	−	−	479	479
TELEF EMISIONES FEBRUARY 2011	EUR	4.750%	−	−	−	−	−	1,200	1,200
TELEF EMISIONES FEBRUARY 2011	USD	3.992%	−	−	−	−	966	−	966
TELEF EMISIONES FEBRUARY 2011	USD	5.462%	−	−	−	−	−	1,159	1,159
TELEF EMISIONES MARCH 2011	EUR	4.750%	−	−	−	−	−	100	100
TELEF EMISIONES NOVEMBER 2011	EUR	4.967%	−	−	−	−	1,000	−	1,000
TELEF EMISIONES NOVEMBER 2011	JPY	2.825%	−	−	−	−	70	−	70
Telefónica Emisiones, S.A.U.			616	3,414	4,299	3,462	6,252	11,984	30,027
Total Telefónica, S.A. and its instrumental companies			916	4,914	4,299	3,512	6,252	13,514	33,407

Foreign operators
			Maturity (nominal)
Debentures and bonds	Currency	% Interest rate	2012	2013	2014	2015	2016	Subsequent years	Total
Series F	UF	6.000%	2	2	2	2	1	−	9
Series L	UF	3.750%	100	−	−	−	−	−	100
Series N	UF	3.500%	−	−	166	−	−	−	166
Series M	CLP	6.050%	−	−	31	−	−	−	31
Telefónica Chile, S.A.			102	2	199	2	1	−	306
Bond A	CLP	5.600%	−	−	48	−	−	−	48
Bond C	CLP	6.300%	−	−	−	−	98	−	98
Bond D	UF	3.600%	−	−	−	−	66	−	66
USD bond	CLP	2.875%	−	−	−	232	−	−	232
Telefónica Móviles Chile, S.A.			−	−	48	232	164	−	444
Series B	USD	8.000%	4	2	−	−	−	−	6
Series C	USD	8.500%	1	−	−	−	−	−	1
Commercial paper	USD	4.000%	4	−	−	−	−	−	4
Commercial paper	USD	4.000%	12	−	−	−	−	−	12
Otecel, S.A.			21	2	−	−	−	−	23
CB TELEFONICA FINANZAS MEXICO B	MXN	9.250%	194	−	−	−	−	−	194
T FINANZAS MEX EMISION 0710 FIJ	MXN	8.070%	−	−	−	−	−	110	110
T. FINANZAS MEX EMISION 0710 VAR	MXN	TIIE28 + 55 bps	−	−	222	−	−	−	222
Telefónica Finanzas México, S.A.			194	−	222	−	−	110	526
T. Peru 4th Program (10th Series A)	PEN	7.875%	9	−	−	−	−	−	9
T. Peru 4th Program (10th Series B)	PEN	6.438%	15	−	−	−	−	−	15
T. Peru 4th Program (16th Series A)	PEN	6.000%	29	−	−	−	−	−	29
T. Peru 4th Program (4th Series A)	PEN	6.625%	23	−	−	−	−	−	23
T. Peru 4th Program (16th Series B)	PEN	6.250%	−	9	−	−	−	−	9
T. Peru 4th Program (41st Series A)	PEN	7.938%	5	−	−	−	−	−	5
T. Peru 4th Program (42nd Series A)	PEN	7.375%	−	7	−	−	−	−	7
T. Peru 4th Program (42nd Series B)	PEN	5.313%	−	6	−	−	−	−	6
T. Peru 4th Program (42nd Series C)	PEN	6.063%	−	4	−	−	−	−	4
T. Peru 5th Program (5th Series A)	PEN	6.188%	−	6	−	−	−	−	6
T. Peru 5th Program (3rd Series A)	PEN	4.375%	9	−	−	−	−	−	9
T. Peru 5th Program (25th Series A)	PEN	4.313%	6	−	−	−	−	−	6

2012 Consolidated Financial Statements

Foreign operators
			Maturity (nominal)
Debentures and bonds	Currency	% Interest rate	2012	2013	2014	2015	2016	Subsequent years	Total
T. Peru 5th Program (25th Series B)	PEN	4.313%	3	−	−	−	−	−	3
T. Peru 5th Program (31st Series A)	PEN	7.500%	−	−	−	−	7	−	7
T. Peru 4th Program (45th Series A)	USD	6.688%	−	−	−	−	17	−	17
T. Perú Senior Notes	PEN	8.000%	−	36	72	72	36	−	216
T. Peru 5th Program (33rd Series A)	PEN	6.813%	−	−	−	−	−	18	18
T. Peru 5th Program (29th Series A)	PEN	6.188%	−	−	−	−	17	−	17
PROG1EM1B	PEN	7.900%	12	−	−	−	−	−	12
PROG1EM1D	PEN	8.075%	−	−	−	−	−	35	35
T. Peru 4th Program (19th Series A)	PEN	VAC + 3.6250%	−	−	−	−	−	20	20
T. Peru 4th Program (36th Series A)	PEN	VAC + 3.6875%	−	−	−	−	−	50	50
T. Peru 4th Program (12th Series A)	PEN	VAC + 3.6875%	−	−	−	−	−	20	20
T. Peru 4th Program (36th Series B)	PEN	VAC + 3.3750%	−	−	−	−	−	16	16
T. Peru 4th Program (19th Series B)	PEN	VAC + 2.8750%	−	−	−	−	−	16	16
T. Peru 4th Program (37th Series A)	PEN	VAC + 3.1250%	−	−	−	−	−	15	15
T. Peru 4th Program (19th Series C)	PEN	VAC + 3.1875%	−	−	−	−	−	6	6
T. Peru 5th Program (22nd Series Aa)	PEN	VAC + 3.5000%	−	−	−	−	−	7	7
T. Peru 5th Program (22nd Series Ab)	PEN	VAC + 3.5000%	−	−	−	−	−	4	4
T. Peru 5th Program (22nd Series Ac)	PEN	VAC + 3.5000%	−	−	−	−	−	8	8
Telefónica del Perú, S.A.A.			111	68	72	72	77	215	615
T. M. Peru 1st Program (3rd Series A)	PEN	7.438%	−	10	−	−	−	−	10
T. M. Peru 1st Program (3rd Series B)	PEN	7.688%	−	6	−	−	−	−	6
T. M. Peru 1st Program (16th Series A)	PEN	8.188%	−	7	−	−	−	−	7
T. M. Peru 1st Program (18th Series A)	PEN	6.313%	−	−	11	−	−	−	11
T. M. Peru 1st Program (18th Series B)	PEN	6.375%	−	−	18	−	−	−	18
T. M. Peru 2nd Program (3rd Series A)	PEN	5.750%	−	7	−	−	−	−	7
T. M. Peru 2nd Program (11th Series A)	PEN	7.750%	−	−	−	−	−	20	20
T. M. Peru 2nd Program (9th Series A)	PEN	6.813%	−	−	−	−	18	−	18
T. M. Peru 2nd Program (9th Series B)	PEN	6.375%	−	−	−	−	15	−	15
T. M. Peru 2nd Program (11th Series B)	PEN	7.375%	−	−	−	−	−	18	18
T. M. Peru 2nd Program (1st Series C)	PEN	4.750%	10	−	−	−	−	−	10
Telefónica Móviles Perú, S.A.			10	30	29	−	33	38	140
Nonconvertible bonds	BRL	1.06 x CDI	140	−	−	−	−	−	140
Nonconvertible bonds	BRL	1.08 x CDI	40	−	−	−	−	−	40
Nonconvertible bonds	BRL	1.12 x CDI	−	264	−	−	−	−	264
Nonconvertible bonds	BRL	IPCA + 7%	−	−	30	−	−	−	30
Convertible bonds (Telemig) I	BRL	IPCA + 0.5%	−	−	−	−	−	3	3
Convertible bonds (Telemig) II	BRL	IPCA + 0.5%	−	−	−	−	−	7	7
Convertible bonds (Telemig) III	BRL	IPCA + 0.5%	−	−	−	−	−	13	13
Brasilcel Group			180	264	30	−	−	23	497
Total issues other operators			618	366	600	306	275	386	2,551
TOTAL OUTSTANDING DEBENTURES AND BONDS			1,534	5,280	4,899	3,818	6,527	13,900	35,958

2012 Consolidated Financial Statements

The main debentures and bonds issued by the Group in 2012 are as follows:

			Nominal (millions)
Item	Date	Maturity Date	Currency	Euros (1)	Currency of issuance	Coupon
EMTN Bonds	02/07/2012	02/07/2017	120	120	EUR	4.7500%
	02/21/2012	02/21/2018	1,500	1,500	EUR	4.7970%
	03/12/2012	03/12/2020	700	858	GBP	5.5970%
	03/30/2012	03/30/2017	1,250	50	CZK	3.9340%
	07/11/2012	07/11/2018	10,000	88	JPY	4.2500%
	09/19/2012	09/05/2017	1,000	1,000	EUR	5.8110%
	10/19/2012	01/20/2020	1,200	1,200	EUR	4.7100%
	12/14/2012	12/14/2018	250	207	CHF	2.7180%
	12/14/2012	12/14/2022	150	124	CHF	3.4500%
Telefónica Emisiones, S.A.U.
Debentures	09/10/2012	09/10/2017	2,000	742	BRL	100% CDI + 0.75% a.a.
Telefónica Brasil, S.A.
Bonds	10/12/2012	10/12/2022	500	379	USD	3.8750%
Telefónica Chile, S.A.
Bonds	09/27/2012	09/27/2022	750	568	USD	5.375%
Colombia Telecomunicaciones, S.A. ESP
Bonds	08/10/2012	08/10/2019	50	15	PEN	5.5313%
Telefónica Móviles, S.A. (Perú)
Debentures	11/29/2012	11/29/2022	1,165	1,165	EUR	4.1840%
Telefónica, S.A.
(1) Exchange rate as at December 31, 2012

2012 Consolidated Financial Statements

The main debentures and bonds issued by the Group in 2011 are as follows:

			Nominal (millions)
Item	Date	Maturity Date	Currency	Euros (1)	Currency of issuance	Coupon
EMTN Bonds	02/07/11	02/07/17	1,200	1,200	EUR	4.7500%
	03/21/11	02/07/17	100	100	EUR	4.7500%
	11/03/11	02/03/16	1,000	1,000	EUR	4.9670%
	11/04/11	11/04/16	7,000	70	JPY	2.8247%
SEC Bonds	02/16/11	02/16/16	1,250	966	USD	3.9920%
	02/16/11	02/16/21	1,500	1,159	USD	5.4620%
Telefónica Emisiones, S.A.U.
Bonds	11/22/11	11/22/16	66,000	98	CLP	6.3000%
	11/22/11	11/22/16	2	66	UFC	UF + 3.60%
Telefónica Móviles Chile, S.A.
Bonds	10/04/11	10/05/16	59	17	PEN	6.1875%
Telefónica del Perú, S.A.A.
Bonds	03/24/11	03/24/18	60	17	PEN	7.3750%
Telefónica Móviles, S.A. (Perú)
Notes	11/17/11	10/10/12	5	4	USD	4.0000%
	11/23/11	10/10/12	15	12	USD	4.0000%
Otecel, S.A.
(1) Exchange rate as at December 31, 2011

2012 Consolidated Financial Statements

Appendix III: Financial instruments

The detail of the type of financial instruments arranged by the Group (notional amount) by currency and interest rates at December 31, 2012 is as follows:

								Fair value
Millions of Euros	2013	2014	2015	2016	2017	Subsequent years	Total	Underlying debt	Associated derivatives	TOTAL
EURO	662	5,044	9,398	8,787	5,039	11,281	40,211	29,280	11,737	41,017
Floating rate	(8,108)	2,635	4,243	3,306	1,139	(2,609)	606	9,688	(8,879)	809
Spread - Ref Euribor	−	−	−	−	−	−	−	−	−	−
Fixed rate	8,770	2,409	5,155	5,031	3,900	13,090	38,355	18,342	20,616	38,958
Interest rate	−	−	−	−	−	−	−	−	−	−
Rate cap	−	−	−	450	−	800	1,250	1,250	−	1,250
OTHER EUROPEAN CURRENCIES
Instruments in CZK	463	341	164	507	50	−	1,525	205	1,357	1,562
Floating rate	96	−	164	119	−	−	379	52	328	380
Spread	−	−	−	−	−	−	−	−	−	−
Fixed rate	367	341	−	388	50	−	1,146	153	1,029	1,182
Interest rate	−	−	−	−	−	−	−	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in GBP	(1,498)	546	13	496	123	3,006	2,686	3,784	(1,104)	2,680
Floating rate	(821)	306	(67)	6	184	1,262	870	(821)	1,711	890
Spread	−	−	−	1.00%	−	−	−	−	−	−
Fixed rate	(677)	240	80	490	(61)	1,621	1,693	4,482	(2,815)	1,667
Interest rate	−	−	−	−	−	(1.00)%	−	−	−	−
Rate cap	−	−	−	−	−	123	123	123	−	123
Instruments in CHF	−	−	−	−	−	20	20	352	(398)	(46)
Floating rate	−	−	−	−	−	−	−	−	(7)	(7)
Spread	−	−	−	−	−	−	−	−	−	−
Fixed rate	−	−	−	−	−	20	20	352	(391)	(39)
Interest rate	−	−	−	−	−	−	−	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
AMERICA
Instruments in USD	(99)	13	(108)	(1,473)	(653)	3,384	1,064	17,573	(16,299)	1,274
Floating rate	585	(65)	28	(1,402)	(668)	2,428	906	1,745	(984)	760
Spread	−	−	−	−	−	−	−	−	−	−
Fixed rate	(684)	67	(147)	(82)	4	956	114	15,786	(15,315)	472
Interest rate	−	−	−	−	−	(7.00)%	−	−	−	−
Rate cap	−	11	11	11	11	−	44	42	−	42
Instruments in UYU	(215)	−	1	−	−	−	(214)	(23)	(204)	(227)
Floating rate	−	−	−	−	−	−	−	−	−	−
Spread	−	−	−	−	−	−	−	−	−	−
Fixed rate	(215)	−	1	−	−	−	(214)	(23)	(204)	(227)
Interest rate	−	−	−	−	−	−	−	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in ARS	266	−	1	−	−	7	274	(9)	321	312
Floating rate	−	−	−	−	−	−	−	−	−	−
Spread	−	−	−	−	−	−	−	−	−	−

2012 Consolidated Financial Statements

Fixed rate	266	−	1	−	−	7	274	(9)	321	312
Interest rate	−	−	−	−	−	−	−	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in BRL	(1,878)	434	467	309	922	258	512	(417)	811	394
Floating rate	(2,379)	76	195	30	754	74	(1,250)	(1,751)	526	(1,225)
Spread	−	−	−	−	−	−	−	−	−	−
Fixed rate	501	358	272	279	168	184	1,762	1,334	285	1,619
Interest rate	−	−	−	−	−	−	−	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in CLP	(417)	350	299	303	75	272	882	(53)	1,002	949
Floating rate	(150)	74	299	304	75	272	874	43	847	889
Spread	−	−	−	−	−	−	−	−	−	−
Fixed rate	(267)	276	−	(1)	−	−	8	(96)	155	60
Interest rate	−	−	−	−	−	−	−	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in UFC	(6)	2	3	1	−	−	−	163	(163)	−
Floating rate	−	−	−	−	−	−	−	−	−	−
Spread	−	−	−	−	−	−	−	−	−	−
Fixed rate	(6)	2	3	1	−	−	−	163	(163)	−
Interest rate	−	−	−	−	−	−	−	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in PEN	155	152	120	133	94	40	694	306	324	630
Floating rate	−	−	−	−	−	−	−	−	−	−
Spread	−	−	−	−	−	−	−	−	−	−
Fixed rate	155	152	120	133	94	40	694	306	324	630
Interest rate	−	−	−	−	−	−	−	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in VAC	−	−	−	−	61	111	172	172	−	172
Floating rate	−	−	−	−	61	111	172	172	−	172
Spread	−	−	−	−	−	−	−	−	−	−
Fixed rate	−	−	−	−	−	−	−	−	−	−
Interest rate	−	−	−	−	−	−	−	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in COP	762	58	61	167	264	244	1,556	664	1,108	1,772
Floating rate	−	1	48	154	168	234	605	603	−	603
Spread	−	−	−	−	−	−	−	−	−	−
Fixed rate	762	57	13	13	96	10	951	61	1,108	1,169
Interest rate	−	−	−	−	−	−	−	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in UVR	−	−	−	−	−	1,576	1,576	1,576	−	1,576
Floating rate	−	−	−	−	−	1,576	1,576	1,576	−	1,576
Spread	−	−	−	−	−	−	−	−	−	−
Fixed rate	−	−	−	−	−	−	−	−	−	−
Interest rate	−	−	−	−	−	−	−	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in VEB	(2,656)	(86)	(9)	−	−	−	(2,751)	(2,751)	−	(2,751)
Floating rate	−	−	−	−	−	−	−	−	−	−
Spread	−	−	−	−	−	−	−	−	−	−
Fixed rate	(2,656)	(86)	(9)	−	−	−	(2,751)	(2,751)	−	(2,751)
Interest rate	−	−	−	−	−	−	−	−	−	−

2012 Consolidated Financial Statements

Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in UDI	21	15	18	12	55	(76)	45	1,052	(935)	117
Floating rate	21	15	18	12	55	(76)	45	1,052	(935)	117
Spread	−	−	−	−	−	2.00%	−	−	−	−
Fixed rate	−	−	−	−	−	−	−	−	−	−
Interest rate	−	−	−	−	−	−	−	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in MXN	807	262	58	58	58	777	2,020	231	1,613	1,844
Floating rate	22	(29)	−	−	−	2	(5)	230	(235)	(6)
Spread	−	−	−	−	−	−	−	−	−	−
Fixed rate	785	291	58	58	58	775	2,025	1	1,848	1,850
Interest rate	−	−	−	−	−	−	−	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in GTQ	(4)	−	−	−	−	−	(4)	30	−	30
Floating rate	(4)	−	−	−	−	−	(4)	30	−	30
Spread	−	−	−	−	−	−	−	−	−	−
Fixed rate	−	−	−	−	−	−	−	−	−	−
Interest rate	−	−	−	−	−	−	−	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in NIO	(14)	−	−	−	−	−	(14)	(17)	−	(17)
Floating rate	(14)	−	−	−	−	−	(14)	(17)	−	(17)
Spread	−	−	−	−	−	−	−	−	−	−
Fixed rate	−	−	−	−	−	−	−	−	−	−
Interest rate	−	−	−	−	−	−	−	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
ASIA
Instruments in JPY	−	−	−	−	−	−	−	279	(308)	(29)
Floating rate	−	−	−	−	−	−	−	−	−	(2)
Spread	−	−	−	−	−	−	−	−	−	−
Fixed rate	−	−	−	−	−	−	−	279	(308)	(27)
Interest rate	−	−	−	−	−	−	−	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
TOTAL	−	−	−	−	−	−	50,254	52,397	(1,138)	51,259
Floating rate							4,760	12,602	(7,628)	4,969
Fixed rate							44,077	38,380	6,490	44,875
Rate cap							1,417	1,415	−	1,415
Currency options							−	−	196	196

The table below is an extract of the previous table that shows the sensitivity to interest rates originated by our position on interest rate swaps categorized into instruments entered into for trading purposes and instruments entered into for purposes other than trading at December 31, 2012:

Interest rate swaps
Millions of euros	Maturity
Trading purposes	2013	2014	2015	2016	2017	Subsequent years	Total	Fair value
EUR								(286)
Fixed to fixed	−	−	−	−	−	−	−	1
Receiving leg	−	(35)	(20)	−	−	−	(55)	(55)

2012 Consolidated Financial Statements

Average interest rate	−	−	−	−	−	−	−	−
Paying leg	−	35	20	−	−	−	55	56
Average spread	−	1.12%	1.63%	−	−	−	1.31%	−
Fixed to floating	−	−	−	−	−	−	−	(979)
Receiving leg	(1,405)	(1,522)	(900)	(3,145)	(1,690)	(6,199)	(14,861)	(8,620)
Average interest rate	3.23%	2.34%	2.79%	0.28%	2.85%	3.14%	2.41%	−
Paying leg	1,405	1,522	900	3,145	1,690	6,199	14,861	7,641
Average spread	0.85%	1.29%	0.49%	2.71%	−	−	0.81%	−
Floating to fixed	−	−	−	−	−	−	−	693
Receiving leg	(9,903)	(1,325)	(60)	(4,485)	(1,113)	(3,935)	(20,821)	(14,735)
Average interest rate	1.20%	−	−	1.77%	−	−	0.95%	−
Paying leg	9,903	1,325	60	4,485	1,113	3,935	20,821	15,428
Average spread	1.00%	3.14%	0.66%	1.20%	3.17%	2.89%	1.65%	−
Floating to floating	−	−	−	−	−	−	−	(1)
Receiving leg	−	−	(50)	−	−	−	(50)	(51)
Average spread	−	−	−	−	−	−	−	−
Paying leg	−	−	50	−	−	−	50	50
Average interest rate	−	−	0.28%	−	−	−	0.28%	−
USD								78
Fixed to fixed	−	−	−	−	−	−	−	(50)
Receiving leg	−	(38)	(114)	(121)	(182)	(326)	(781)	(831)
Average interest rate	−	1.04%	0.95%	2.20%	3.95%	2.13%	−	−
Paying leg	−	38	114	121	182	326	781	781
Average spread	−	−	−	−	−	−	−	−
Floating to fixed	−	−	−	−	−	−	−	128
Receiving leg	(455)	(98)	(103)	(19)	(785)	(508)	(1,968)	(1,059)
Average interest rate	3.61%	−	−	−	−	−	0.83%	−
Paying leg	455	98	103	19	785	508	1,968	1,187
Average spread	−	0.92%	2.52%	1.07%	3.06%	2.77%	2.13%	−
GBP								(9)
Fixed to floating	−	−	−	−	−	−	−	(37)
Receiving leg	−	(61)	(49)	(110)	(61)	(460)	(741)	(780)
Average interest rate	−	1.53%	1.46%	1.75%	1.87%	2.25%	2.03%	−
Paying leg	−	61	49	110	61	460	741	743
Average spread	−	−	−	−	−	82.59%	51.19%	−
Floating to fixed	−	−	−	−	−	−	−	28
Receiving leg	−	(368)	(116)	(104)	−	(362)	(950)	(953)
Average spread	−	−	−	−	−	−	−	−
Paying leg	−	368	116	104	−	362	950	981
Average interest rate	−	1.09%	0.93%	1.15%	−	2.39%	−	−
CZK								1
Fixed to floating	−	−	−	−	−	−	−	−
Receiving leg	−	−	−	−	−	−	−	−
Average interest rate	−	−	−	−	−	−	−	−
Paying leg	−	−	−	−	−	−	−	−
Average spread	−	−	−	−	−	−	−	−
Floating to fixed	−	−	−	−	−	−	−	1
Receiving leg	−	−	−	−	(50)	−	(50)	(50)
Average spread	−	−	−	−	−	−	−	−
Paying leg	−	−	−	−	50	−	50	51
Average interest rate	−	−	−	−	1.25%	−	−	−

2012 Consolidated Financial Statements

Interest rate swaps
Millions of euros	Maturity
Non trading purposes	2013	2014	2015	2016	2017	Subsequent years	Total	Fair value
EUR								1,496
Fixed to fixed	−	−	−	−	−	−	−	−
Receiving leg	−	−	−	−	−	−	−	−
Average interest rate	−	−	−	−	−	−	−	−
Paying leg	−	−	−	−	−	−	−	−
Average spread	−	−	−	−	−	−	−	−
Fixed to floating	−	−	−	−	−	−	−	(1,082)
Receiving leg	(1,654)	(2,815)	(1,005)	(3,093)	(1,675)	(2,941)	(13,183)	(14,226)
Average interest rate	4.69%	3.26%	2.32%	2.80%	2.40%	2.47%	2.98%	−
Paying leg	1,654	2,815	1,005	3,093	1,675	2,941	13,183	13,144
Average spread	0.03%	0.01%	0.03%	0.01%	0.02%	0.00%	0.01%	−
Floating to fixed	−	−	−	−	−	−	−	2,578
Receiving leg	(4,976)	(2,372)	(6,368)	(3,120)	(2,132)	(11,730)	(30,698)	(25,726)
Average interest rate	0.69%	0.72%	0.32%	−	−	−	0.23%	−
Paying leg	4,976	2,372	6,368	3,120	2,132	11,730	30,698	28,304
Average spread	1.20%	1.61%	2.69%	3.16%	2.89%	3.15%	2.60%	−
Floating to floating	−	−	−	−	−	−	−	−
Receiving leg	−	−	−	−	−	−	−	−
Average spread	−	−	−	−	−	−	−	−
Paying leg	−	−	−	−	−	−	−	−
Average interest rate	−	−	−	−	−	−	−	−
USD								(1,925)
Fixed to floating	−	−	−	−	−	−	−	(1,940)
Receiving leg	(1,678)	(78)	(1,935)	(5,004)	(608)	(5,591)	(14,894)	(13,537)
Average interest rate	2.97%	3.07%	3.04%	3.25%	5.33%	3.88%	3.51%	−
Paying leg	1,678	78	1,935	5,004	608	5,591	14,894	11,597
Average spread	0.18%	−	0.17%	1.69%	−	−	0.61%	−
Floating to fixed	−	−	−	−	−	−	−	15
Receiving leg	(672)	(28)	(28)	(28)	−	−	(756)	(756)
Average interest rate	−	−	−	−	−	−	−	−
Paying leg	672	28	28	28	−	−	756	771
Average spread	3.35%	4.34%	4.34%	4.34%	−	−	−	−
MXN								(13)
Fixed to floating	−	−	−	−	−	−	−	(20)
Receiving leg	−	−	−	−	−	(117)	(117)	(142)
Average interest rate	−	−	−	−	−	8.07%	−	−
Paying leg	−	−	−	−	−	117	117	122
Average spread	−	−	−	−	−	0.61%	−	−
Floating to fixed	−	−	−	−	−	−	−	7
Receiving leg	−	(234)	−	−	−	(117)	(351)	(298)
Average interest rate	−	0.55%	−	−	−	0.61%	−	−
Paying leg	−	234	−	−	−	117	351	305
Average spread	−	5.55%	−	−	−	6.62%	−	−

2012 Consolidated Financial Statements

GBP								(249)
Fixed to floating	−	−	−	−	−	−	−	(319)
Receiving leg	−	(613)	−	−	−	(2,144)	(2,757)	(3,078)
Average interest rate	−	5.25%	−	−	−	2.99%	−	−
Paying leg	−	613	−	−	−	2,144	2,757	2,759
Average spread	−	−	−	−	−	−	−	−
Floating to fixed	−	−	−	−	−	−	−	70
Receiving leg	−	−	−	(496)	−	−	(496)	(496)
Average spread	−	−	−	−	−	−	−	−
Paying leg	−	−	−	496	−	−	496	566
Average interest rate	−	−	−	4.96%	−	−	−	−
JPY								(6)
Fixed to floating	−	−	−	−	−	−	−	(6)
Receiving leg	−	−	−	(62)	−	(88)	(150)	(156)
Average interest rate	−	−	−	2.82%	−	0.32%	−	−
Paying leg	−	−	−	62	−	88	150	150
Average spread	−	−	−	−	−	−	−	−
Floating to fixed	−	−	−	−	−	−	−	−
Receiving leg	−	−	−	−	−	−	−	−
Average interest rate	−	−	−	−	−	−	−	−
Paying leg	−	−	−	−	−	−	−	−
Average spread	−	−	−	−	−	−	−	−
CLP								1
Fixed to floating	−	−	−	−	−	−	−	2
Receiving leg	(24)	(32)	−	(182)	−	−	(238)	(251)
Average interest rate	4.12%	4.51%	−	6.51%	−	−	−	−
Paying leg	24	32	−	182	−	−	238	253
Average spread	−	−	−	1.66%	−	−	−	−
Floating to fixed	−	−	−	−	−	−	−	(1)
Receiving leg	(283)	−	−	−	−	−	(283)	(284)
Average interest rate	−	−	−	−	−	−	−	−
Paying leg	283	−	−	−	−	−	283	283
Average spread	4.33%	−	−	−	−	−	−	−
CHF								4
Fixed to floating	−	−	−	−	−	−	−	4
Receiving leg	−	−	−	−	−	(331)	(331)	(327)
Average interest rate	−	−	−	−	−	0.45%	−	−
Paying leg	−	−	−	−	−	331	331	331
Average spread	−	−	−	−	−	−	−	−

2012 Consolidated Financial Statements

Foreign exchange and interest rate options, by maturity, are as follows:

Currency options	Maturities
Millions of euros	2013	2014	2015	2016	2017	Subsequent years
Put Divisas (EURUSD, EURGBP)
Notional amount of options bought	1,872		91		1,487	143
Strike	1.14%		1.54%		1.36%	1.57%
Notional amount of options sold					831
Strike					1.20%

Interest rate options	Maturities
Millions of euros	2013	2014	2015	2016	Subsequent years
Collars
Notional amount of options bought	−	−	−	492	1,719
Strike Cap	−	−	−	4.30%	4.65%
Strike Floor	−	−	−	3.00%	3.64%
Caps
Notional amount of options bought	−	−	−
Strike	−	−	−
Notional amount of options sold	−	−	−	492	1,419
Strike	−	−	−	5.11%	5.38%
Floors
Notional amount of options bought	−	−	−	450	1,719
Strike	−	−	−	0.50%	0.99%
Notional amount of options sold	−	−	−
Strike	−	−	−

Cash flows receivable or payable on derivative financial instruments settled via the swap of nominals, by currency of collection/payment, along with contractual maturities are as follows:

Millions of euros		2013	2014	2015	2016	2017	Subsequent years	Total
Currency swaps
Receive	ARS	−	−	−	−	−	−	−
Pay	ARS	−	−	−	−	−	−	−
Receive	BRL	−	61	−	−	−	−	61
Pay	BRL	(137)	(136)	(178)	(160)	(69)	(21)	(701)
Receive	CLP	109	−	299	123	75	−	606
Pay	CLP	(218)	(226)	(597)	(245)	(151)	−	(1,437)
Receive	COP	−	−	−	−	−	−	−
Pay	COP	(40)	(40)	(13)	(13)	(13)	(10)	(129)
Receive	CZK	−	−	−	−	−	−	−
Pay	CZK	(164)	(234)	(163)	(388)	−	−	(949)
Receive	EUR	378	281	163	1,151	60	−	2,033
Pay	EUR	(2,943)	(72)	(3,188)	(4,545)	(1,129)	(9,028)	(20,905)

2012 Consolidated Financial Statements

Millions of euros		2013	2014	2015	2016	2017	Subsequent years	Total
Receive	GBP	−	−	−	−	−	1,715	1,715
Pay	GBP	−	−	−	(496)	−	−	(496)
Receive	JPY	−	−	−	62	−	220	282
Pay	JPY	−	−	−	−	−	−	−
Receive	MAD	−	−	−	−	−	−	−
Pay	MAD	−	−	−	−	−	−	−
Receive	MXN	−	−	−	−	−	−	−
Pay	MXN	(148)	(58)	(58)	(57)	(57)	(658)	(1,036)
Receive	PEN	−	−	−	−	−	−	−
Pay	PEN	(16)	(16)	(16)	(36)	(16)	(7)	(107)
Receive	UFC	−	180	−	145	−	−	325
Pay	UFC	−	−	−	(72)	−	−	(72)
Receive	USD	3,437	279	4,171	4,611	1,341	7,324	21,163
Pay	USD	(255)	(71)	(290)	(53)	(74)	−	(743)
Receive	UDI	61	61	61	62	62	703	1,010
Pay	UDI	−	−	−	−	−	−	−
TOTAL		64	9	191	89	29	238	620

Millions of euros		2013	2014	2015	2016	2017	Subsequent years	Total
Forwards
Receive	ARS	21	−	−	−	−	−	21
Pay	ARS	(349)	−	−	−	−	−	(349)
Receive	BRL	−	−	−	−	−	−	−
Pay	BRL	(45)	−	−	−	−	−	(45)
Receive	CLP	341	−	−	−	−	−	341
Pay	CLP	(145)	−	−	−	−	−	(145)
Receive	COP	−	−	−	−	−	−	−
Pay	COP	(682)	−	−	−	−	−	(682)
Receive	CZK	116	−	−	−	−	−	116
Pay	CZK	(597)	−	−	−	−	−	(597)
Receive	EUR	4,625	−	−	−	−	−	4,625
Pay	EUR	(3,255)	−	−	−	−	−	(3,255)
Receive	GBP	1,943	−	−	−	−	−	1,943
Pay	GBP	(1,374)	−	−	−	−	−	(1,374)
Receive	MXN	26	−	−	−	−	−	26
Pay	MXN	(665)	−	−	−	−	−	(665)
Receive	PEN	1	−	−	−	−	−	1
Pay	PEN	(207)	−	−	−	−	−	(207)
Receive	UFC	9	−	−	−	−	−	9
Pay	UFC	(98)	−	−	−	−	−	(98)
Receive	USD	2,637	−	−	−	−	−	2,637
Pay	USD	(2,500)	−	−	−	−	−	(2,500)
Receive	UYU	204	−	−	−	−	−	204
Pay	UYU	−	−	−	−	−	−	−
TOTAL		6	−	−	−	−	−	6

2012 Consolidated Financial Statements

The detail of financial instruments by the Group (notional amount) by currency and interest rates at December 31, 2011 was as follows:

								Fair value
Millions of Euros	2012	2013	2014	2015	2016	Subsequent years	Total	Underlying debt	Associated derivatives	TOTAL
EURO	5,187	5,396	5,447	7,094	8,808	9,224	41,156	31,251	10,767	42,018
Floating rate	(1,221)	639	2,751	1,887	3,288	(4,392)	2,952	12,087	(9,152)	2,935
Spread - Ref Euribor	(1.71)%	(0.33)%	0.56%	1.75%	0.46%	(0.02)%	−	−	−	−
Fixed rate	6,408	2,907	2,696	5,207	5,070	12,816	35,104	16,064	19,919	35,983
Interest rate	1.46%	2.31%	4.67%	3.03%	5.09%	3.63%	−	−	−	−
Rate cap	−	1,850	−	−	450	800	3,100	3,100	−	3,100
OTHER EUROPEAN CURRENCIES	(186)	581	489	159	863	2,754	4,660	4,604	551	5,155
Instruments in CZK	569	162	329	159	378	−	1,597	127	1,495	1,622
Floating rate	114	159	−	159	−	−	432	15	1,063	1,078
Spread	−	(0.09)%	−	(0.02)%	−	−	−	−	−	−
Fixed rate	455	3	329	−	378	−	1,165	112	432	544
Interest rate	1.12%	4.17%	−	3.84%	−	−	−	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in GBP	(755)	419	160	−	485	2,754	3,063	4,477	(944)	3,533
Floating rate	664	−	84	48	108	1,209	2,113	126	2,010	2,136
Spread	−	−	−	−	4.13%	−	−	−	−	−
Fixed rate	(1,419)	−	76	(48)	377	1,425	411	3,812	(2,954)	858
Interest rate	(0.34)%	−	5.01%	1.46%	5.88%	6.31%	−	−	−	−
Rate cap	−	419	−	−	−	120	539	539	−	539
AMERICA	(636)	2,205	1,431	928	(616)	6,726	10,038	22,160	(13,016)	9,144
Instruments in USD	(15)	784	(13)	56	(1,490)	2,880	2,202	14,814	(13,446)	1,368
Floating rate	119	481	(44)	(49)	(1,424)	1,227	310	1,547	(525)	1,022
Spread	2.02%	0.71%	(1.18)%	(1.35)%	(0.05)%	0.01%	−	−	−	−
Fixed rate	(134)	292	20	94	(77)	1,642	1,837	13,267	(12,921)	346
Interest rate	(9.74)%	5.47%	(14.48)%	27.57%	(28.28)%	10.77%	−	−	−	−
Rate cap	−	11	11	11	11	11	55	−	−	−
Instruments in UYU	(15)	−	−	1	−	−	(14)	(14)	−	(14)
Floating rate	−	−	−	−	−	−	−	−	−	−
Spread	−	−	−	−	−	−	−	−	−	−
Fixed rate	(15)	−	−	1	−	−	(14)	(14)	−	(14)
Interest rate	4.23%	−	−	−	−	−	−	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in ARS	171	5	4	4	−	10	194	171	23	194
Floating rate	−	−	−	−	−	−	−	−	−	−
Spread	−	−	−	−	−	−	−	−	−	−
Fixed rate	171	5	4	4	−	10	194	171	23	194
Interest rate	14.55%	19.00%	−	−	−	−	−	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in BRL	(303)	927	494	351	255	196	1,920	1,084	590	1,674
Floating rate	(966)	432	199	253	70	196	184	(309)	167	(142)
Spread	(0.31)%	1.17%	2.91%	3.36%	12.03%	10.77%	−	−	−	−
Fixed rate	663	495	295	98	185	−	1,736	1,393	423	1,816
Interest rate	9.32%	9.47%	9.82%	9.71%	7.84%	−	−	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−

2012 Consolidated Financial Statements

Instruments in CLP	(297)	102	329	263	287	−	684	695	(199)	496
Floating rate	57	22	69	263	287	−	698	85	105	190
Spread	2.26%	1.48%	1.09%	0.98%	1.45%	−	−	−	−	−
Fixed rate	(354)	80	260	−	−	−	(14)	610	(304)	306
Interest rate	0.76%	3.66%	5.97%	−	−	−	−	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in UFC	(3)	2	2	2	1	−	4	338	(8)	330
Floating rate	−	−	−	−	−	−	−	−	−	−
Spread	−	−	−	−	−	−	−	−	−	−
Fixed rate	(3)	2	2	2	1	−	4	338	(8)	330
Interest rate	(3.54)%	6.00%	5.43%	6.00%	6.00%	−	−	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in PEN	148	161	163	86	123	300	981	971	−	971
Floating rate	(8)	(5)	(5)	(5)	(5)	189	161	161	−	161
Spread	3.55%	3.47%	3.47%	3.47%	3.47%	3.48%	−	−	−	−
Fixed rate	156	166	168	91	128	111	820	810	−	810
Interest rate	6.51%	6.60%	7.35%	7.48%	7.35%	7.37%	−	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in COP	918	171	211	68	43	21	1,432	1,272	130	1,402
Floating rate	287	134	143	56	31	−	651	650	−	650
Spread	3.78%	3.24%	3.20%	3.22%	3.31%	−	−	−	−	−
Fixed rate	631	37	68	12	12	21	781	622	130	752
Interest rate	4.47%	6.48%	6.71%	5.22%	5.22%	5.30%	−	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in UVR	−	35	−	119	132	2,437	2,723	2,723	−	2,723
Floating rate	−	35	−	119	132	2,437	2,723	2,723	−	2,723
Spread	−	−	−	−	−	−	−	−	−	−
Fixed rate	−	−	−	−	−	−	−	−	−	−
Interest rate	−	−	−	−	−	−	−	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in VEB	(1,653)	(4)	(3)	−	−	−	(1,660)	(1,671)	−	(1,671)
Floating rate	−	−	−	−	−	−	−	−	−	−
Spread	−	−	−	−	−	−	−	−	−	−
Fixed rate	(1,653)	(4)	(3)	−	−	−	(1,660)	(1,671)	−	(1,671)
Interest rate	1.68%	14.19%	16.00%	−	−	−	−	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in UDI	(32)	(32)	(32)	(76)	(21)	91	(102)	876	60	936
Floating rate	(32)	(32)	(32)	(76)	(21)	91	(102)	876	60	936
Spread	3.63%	5.21%	5.26%	4.66%	6.50%	(3.18)%	−	−	−	−
Fixed rate	−	−	−	−	−	−	−	−	−	−
Interest rate	−	−	−	−	−	−	−	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in MXN	451	54	276	54	54	791	1,680	920	(166)	754
Floating rate	(2)	−	−	−	−	58	56	248	(26)	222
Spread	−	−	−	−	−	0.74%	−	−	−	−
Fixed rate	453	54	276	54	54	733	1,624	672	(140)	532
Interest rate	10.13%	3.70%	5.19%	3.70%	3.70%	3.95%	−	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−

2012 Consolidated Financial Statements

Instruments in GTQ	(6)	−	−	−	−	−	(6)	(19)	−	(19)
Floating rate	(6)	−	−	−	−	−	(6)	(6)	−	(6)
Spread	1.00%	−	−	−	−	−	−	−	−	−
Fixed rate	−	−	−	−	−	−	−	(13)	−	(13)
Interest rate	−	−	−	−	−	−	−	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
ASIA	−	−	−	−	−	−	−	520	(532)	(12)
Instruments in JPY	−	−	−	−	−	−	−	520	(532)	(12)
Floating rate	−	−	−	−	−	−	−	150	(150)	−
Spread	−	−	−	−	−	−	−	−	−	−
Fixed rate	−	−	−	−	−	−	−	370	(382)	(12)
Interest rate	−	−	−	−	−	−	−	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
TOTAL	−	−	−	−	−	−	55,854	58,535	(2,230)	56,305
Floating rate	−	−	−	−	−	−	10,172	18,353	(6,448)	11,905
Fixed rate	−	−	−	−	−	−	41,988	36,543	4,218	40,761
Rate cap	−	−	−	−	−	−	3,694	3,639	−	3,639
Currency options	−	−	−	−	−	−	22	−	22	22
Other	−	−	−	−	−	−	−	−	−	−

The table below is an extract of the previous table that shows the sensitivity to interest rates originated by the Group´s position on interest rate swaps categorized into instruments entered into for trading purposes and instruments entered into for purposes other than trading at December 31, 2011:

Interest rate swaps
Millions of euros	Maturity
Trading purposes	2012	2013	2014	2015	2016	Subsequent years	Total	Fair value
EUR								(78)
Fixed to fixed	−	−	−	−	−	−	−	27
Receiving leg	(2,023)	−	(35)	(20)	−	−	(2,078)	(2,081)
Average interest rate	1.60%	−	−	−	−	−	1.56%	−
Paying leg	2,023	−	35	20	−	−	2,078	2,108
Average spread	1.60%	−	1.12%	1.63%	−	−	1.60%	−
Fixed to floating	−	−	−	−	−	−	−	(527)
Receiving leg	(475)	(1,405)	(1,447)	(745)	(2,145)	(6,626)	(12,843)	(8,061)
Average interest rate	15.34%	2.76%	2.22%	3.15%	0.41%	3.15%	2.99%	−
Paying leg	475	1,405	1,447	745	2,145	6,626	12,843	7,534
Average spread	0.17%	0.85%	1.35%	0.60%	2.57%	−	0.71%	−
Floating to fixed	−	−	−	−	−	−	−	408
Receiving leg	(7,458)	(710)	(1,325)	−	(3,485)	(1,325)	(14,303)	(12,663)
Average spread	(0.05)%	1.56%	−	−	1.22%	−	0.35%	−
Paying leg	7,458	710	1,325	−	3,485	1,325	14,303	13,071
Average interest rate	0.92%	2.35%	3.14%	−	1.54%	7.80%	1.99%	−
Floating to floating	−	−	−	−	−	−	−	14
Receiving leg	(4,123)	−	−	(50)	−	−	(4,173)	(4,191)
Average interest rate	(0.08)%	−	−	−	−	−	(0.08)%	−
Paying leg	4,123	−	−	50	−	−	4,173	4,205
Average spread	(0.08)%	−	−	0.28%	−	−	(0.08)%	−
USD								54

2012 Consolidated Financial Statements

Fixed to floating	−	−	−	−	−	−	−	(42)
Receiving leg	−	−	(39)	(39)	(124)	(286)	(488)	(529)
Average interest rate	−	−	1.04%	1.66%	1.15%	3.61%	2.62%	−
Paying leg	−	−	39	39	124	286	488	487
Average spread	−	−	−	−	−	−	−	−
Floating to fixed	−	−	−	−	−	−	−	96
Receiving leg	(128)	(464)	(100)	(105)	(19)	(1,021)	(1,837)	(655)
Average spread	2.57%	3.61%	−	−	−	−	1.09%	−
Paying leg	128	464	100	105	19	1,021	1,837	751
Average interest rate	−	−	0.92%	2.52%	1.07%	3.31%	2.05%	−
GBP								(3)
Fixed to floating	−	−	−	−	−	−	−	(11)
Receiving leg	−	−	60	48	108	341	557	559
Average interest rate	−	−	−	−	−	−	−	−
Paying leg	−	−	(60)	(48)	(108)	(341)	(557)	(570)
Average spread	−	−	1.53%	1.46%	1.75%	2.25%	2.01%	−
Floating to fixed	−	−	−	−	−	−	−	8
Receiving leg	−	−	156	−	−	269	425	434
Average spread	−	−	1.31%	−	−	2.40%	2.00%	−
Paying leg	−	−	(156)	−	−	(269)	(425)	(426)
Average interest rate	−	−	−	−	−	−	−	−

Interest rate swaps
Millions of euros	Maturity
Non trading purposes	2012	2013	2014	2015	2016	Subsequent years	Total	Fair value
EUR								522
Fixed to floating	−	−	−	−	−	(70)	(70)	(1,039)
Receiving leg	(594)	(1,654)	(2,815)	(1,005)	(3,093)	(2,650)	(11,811)	(12,717)
Average interest rate	4.26%	4.69%	3.26%	2.32%	2.80%	3.41%	3.35%	−
Paying leg	594	1,654	2,815	1,005	3,093	2,580	11,741	11,678
Average spread	0.04%	0.03%	0.01%	0.03%	0.01%	−	0.02%	−
Floating to fixed	−	−	−	−	−	−	−	1,561
Receiving leg	(4,776)	(4,476)	(2,330)	(6,302)	(3,120)	(13,303)	(34,307)	(24,704)
Average spread	1.03%	0.65%	0.74%	0.32%	−	−	0.34%	−
Paying leg	4,776	4,476	2,330	6,302	3,120	13,303	34,307	26,265
Average interest rate	0.92%	1.33%	1.62%	2.70%	3.13%	3.19%	2.43%	−
Floating to floating	−	−	−	−	−	−	−	−
Receiving leg	(42)	−	−	−	−	−	(42)	(43)
Average spread	0.43%	−	−	−	−	−	0.43%	−
Paying leg	42	−	−	−	−	−	42	43
Average interest rate	(0.10)%	−	−	−	−	−	(0.10)%	−
USD								(1,916)
Fixed to floating	−	−	−	−	−	−	−	(1,949)
Receiving leg	(222)	(1,711)	(79)	(1,973)	(5,103)	(5,356)	(14,444)	(12,663)
Average interest rate	0.61%	2.97%	3.07%	3.04%	3.25%	4.45%	3.59%	−
Paying leg	222	1,711	79	1,973	5,103	5,356	14,444	10,714
Average spread	2.27%	0.14%	−	0.17%	1.90%	−	0.75%	−
Floating to fixed	−	−	−	−	−	−	−	33

2012 Consolidated Financial Statements

Receiving leg	(28)	(685)	(28)	(28)	(28)	−	(797)	(800)
Average spread	−	−	−	−	−	−	−	−
Paying leg	28	685	28	28	28	−	797	833
Average interest rate	4.34%	3.35%	4.34%	4.34%	4.34%	−	3.49%	−
MXN								(9)
Floating to fixed	−	−	−	−	−	−	−	(9)
Receiving leg	−	−	(222)	−	(166)	−	(388)	(417)
Average spread	−	−	0.55%	−	5.38%	−	2.62%	−
Paying leg	−	−	222	−	166	−	388	408
Average interest rate	−	−	5.55%	2.66%	2.66%	−	4.31%	−
GBP								(174)
Fixed to floating	−	−	−	−	−	−	−	(248)
Receiving leg	−	−	(599)	−	−	(1,257)	(1,856)	(2,106)
Average interest rate	−	−	5.25%	−	−	3.73%	4.22%	−
Paying leg	−	−	599	−	−	1,257	1,856	1,858
Average spread	−	−	−	−	−	−	−	−
Floating to fixed	−	−	−	−	−	−	−	74
Receiving leg	−	−	−	−	(484)	−	(484)	(484)
Average spread	−	−	−	−	−	−	−	−
Paying leg	−	−	−	−	484	−	484	558
Average interest rate	−	−	−	−	4.96%	−	4.96%	−
JPY								(10)
Fixed to floating	−	−	−	−	−	−	−	(10)
Receiving leg	(150)	−	−	−	(70)	−	(220)	(230)
Average interest rate	−	−	−	−	−	−	−	−
Paying leg	150	−	−	−	70	−	220	220
Average spread	0.34%	−	−	−	2.82%	−	1.13%	−
CLP								(8)
Fixed to floating	−	−	−	−	−	−	−	(7)
Receiving leg	−	(22)	(31)	−	(171)	−	(224)	(246)
Average interest rate	−	4.12%	4.51%	−	6.51%	−	6.00%	−
Paying leg	−	22	31	−	171	−	224	239
Average spread	−	−	−	−	1.66%	−	1.27%	−
Floating to fixed	−	−	−	−	−	−	−	(1)
Receiving leg	(78)	(103)	−	−	−	−	(181)	(182)
Average spread	−	−	−	−	−	−	−	−
Paying leg	78	103	−	−	−	−	181	181
Average interest rate	1.15%	3.76%	−	−	−	−	2.64%	−

Foreign exchange and interest rate options, by maturity, at December 31, 2011 were as follows:

Currency options	Maturities
Millions of euros	2012	2013	2014	2015	2016	Subsequent years
Put Divisas (EURUSD)
Notional amount of options bought	289	159		192		1,662
Strike	1.32%	1.49%		1.54%		1.38%
Notional amount of options sold	202					832
Strike	1.26%					1.20%

2012 Consolidated Financial Statements

Interest rate options	Maturities
Millions of euros	2012	2013	2014	2015	Subsequent years
Collars
Notional amount of options bought	919	−	−	504	1,698
Strike Cap	5.05%	−	−	4.29%	4.76%
Strike Floor	3.30%	−	−	3.00%	3.63%
Caps		−	−
Notional amount of options bought	2,749	−	−	−	−
Strike	4.37%	−	−	−	−
Notional amount of options sold	3,668	−	−	504	1,698
Strike	4.95%	−	−	4.45%	5.22%
Floors		−	−
Notional amount of options bought	919	−	−	450	1,698
Strike	0.96%	−	−	0.50%	0.99%
Notional amount of options sold	−	−	−	−	−
Strike	−	−	−	−	−

Cash flows receivable or payable on derivative financial instruments settled via the swap of nominals, by currency of collection/payment, along with contractual maturities at December 31, 2011 were as follows:

Millions of euros		2012	2013	2014	2015	2016	Subsequent years	Total
Currency swaps
Receive	ARS	−	−	−	−	−	−	−
Pay	ARS	−	−	−	−	−	−	−
Receive	BRL	110	−	68	−	−	−	178
Pay	BRL	(258)	(136)	(151)	(197)	(177)	(38)	(957)
Receive	CLP	89	103	−	263	116	−	571
Pay	CLP	(252)	(206)	(212)	(527)	(231)	−	(1,428)
Receive	COP	−	−	−	−	−	−	−
Pay	COP	(214)	(37)	(37)	(12)	(12)	(21)	(333)
Receive	CZK	−	−	−	−	−	−	−
Pay	CZK	(114)	(159)	(228)	(159)	(378)	−	(1,038)
Receive	EUR	608	286	281	163	1,151	−	2,489
Pay	EUR	(582)	(2,943)	(72)	(3,176)	(4,533)	(8,034)	(19,340)
Receive	GBP	−	−	−	−	−	−	−
Pay	GBP	−	−	−	−	(484)	−	(484)
Receive	JPY	599	−	−	−	70	−	669
Pay	JPY	−	−	−	−	−	−	−
Receive	MAD	90	−	−	−	−	−	90
Pay	MAD	(90)	−	−	−	−	−	(90)
Receive	MXN	−	−	−	−	−	−	−
Pay	MXN	(51)	(51)	(51)	(51)	(51)	(645)	(900)
Receive	PEN	−	−	−	−	−	−	−
Pay	PEN	(29)	(15)	(15)	(15)	(35)	(23)	(132)
Receive	UFC	199	−	166	−	133	−	498
Pay	UFC	(100)	−	−	−	(66)	−	(166)
Receive	USD	306	3,498	284	4,203	4,690	8,419	21,400

2012 Consolidated Financial Statements

Pay	USD	(189)	(260)	(73)	(277)	(54)	−	(853)
Receive	UDI	52	52	52	52	52	664	924
Pay	UDI	−	−	−	−	−	−	−
TOTAL		174	132	12	267	191	322	1,098

Millions of euros		2012	2013	2014	2015	2016	Subsequent years	Total
Forwards
Receive	ARS	26	−	−	−	−	−	26
Pay	ARS	(197)	−	−	−	−	−	(197)
Receive	BRL	−	−	−	−	−	−	−
Pay	BRL	(192)	−	−	−	−	−	(192)
Receive	CLP	185	−	−	−	−	−	185
Pay	CLP	(91)	−	−	−	−	−	(91)
Receive	COP	18	−	−	−	−	−	18
Pay	COP	(190)	−	−	−	−	−	(190)
Receive	CZK	5	−	−	−	−	−	5
Pay	CZK	(604)	−	−	−	−	−	(604)
Receive	EUR	3,661	−	−	−	−	−	3,661
Pay	EUR	(3,350)	(19)	−	−	−	−	(3,369)
Receive	GBP	2,530	−	−	−	−	−	2,530
Pay	GBP	(994)	−	−	−	−	−	(994)
Receive	MXN	4	−	−	−	−	−	4
Pay	MXN	(597)	−	−	−	−	−	(597)
Receive	PEN	2	−	−	−	−	−	2
Pay	PEN	(93)	−	−	−	−	−	(93)
Receive	UFC	20	−	−	−	−	−	20
Pay	UFC	(20)	−	−	−	−	−	(20)
Receive	USD	1,682	22	−	−	−	−	1,704
Pay	USD	(1,792)	−	−	−	−	−	(1,792)
TOTAL		13	3	−	−	−	−	16

2012 Consolidated Financial Statements

Appendix IV: Interest-bearing debt

The main financing transactions included under this heading outstanding at December 31, 2012 and 2011 and their nominal amounts are as follows:

			Outstanding principal balance (millions of euros)
Descriptive name summary	Contractual limit amount (millions)	Currency	12/31/12	12/31/11	Arrangement date	Maturity date
Telefónica, S.A.
Syndicated loan**	700	EUR	700	700	04/21/2006	04/21/2017
ECAS structured facility **	351	USD	266	259	02/12/2010	11/30/2019
Syndicated loan Tranche A1	1,000	EUR	1,000	1,000	07/28/2010	07/28/2013
Syndicated loan Tranche A2	2,000	EUR	2,000	2,000	07/28/2010	07/28/2014
Syndicated loan Tranche A3	2,000	EUR	2,000	2,000	07/28/2010	07/28/2016
Syndicated loan Tranche B	3,000	EUR	3,000	3,000	07/28/2010	07/28/2015
ECAS structured facility **	370	USD	135	−	05/03/2011	07/30/2021
Bilateral loan	200	EUR	200	−	02/27/2012	02/27/2015
Syndicated loan Tranche D2 *	923	EUR	923	−	03/02/2012	12/14/2015
Telefónica Finanzas, S.A.
EIB - HSLA financing (B) **	203	USD	154	196	03/31/2003	09/15/2016
EIB - RDI financing	100	EUR	100	100	12/01/2006	01/31/2015
EIB - Mobile financing	375	EUR	375	375	12/03/2007	01/30/2015
Telefonica Europe, B.V.
Syndicated loan Tranche D	−	GBP	−	2,502	12/14/2006	12/14/2012
Syndicated loan Tranche E	2,100	GBP	123	463	12/14/2006	12/13/2013
Bilateral loan	15,000	JPY	132	150	08/16/2007	07/27/2037
Syndicated loan Tranche D1 *	801	EUR	801	−	03/02/2012	12/14/2015
Syndicated loan Tranche E1	756	EUR	−	−	03/02/2012	03/02/2017
Syndicated loan Tranche E2 ***	1,469	GBP	−	−	03/02/2012	03/02/2017
Vendor Financing **	375	USD	284	−	01/05/2012	01/31/2022
Vendor Financing **	1,200	USD	−	−	08/28/2012	10/31/2023
Other instrumental companies
Bilateral loan	160	EUR	160	160	12/22/2010	12/22/2015
Atento syndicated loan	−	EUR	−	228	03/29/2011	03/29/2015
Chile
Syndicated loan	150	USD	114	116	06/09/2008	05/13/2013
Brazil
EIB financing **	365	USD	277	282	10/31/2007	03/02/2015
BNDES C2 bilateral loan **	562	BRL	208	337	08/09/2007	08/15/2014
BNDES bilateral loan **	983	BRL	365	573	10/23/2007	05/15/2015
FNE C2 bilateral loan **	259	BRL	96	105	10/30/2008	09/30/2016
BNDES C3 bilateral loan **	3,031	BRL	668	414	09/20/2011	07/15/2019
Law 4131 bilateral loan	150	USD	114	116	10/31/2011	10/25/2013
Colombia
Syndicated loan	−	USD	−	211	12/20/2007	05/15/2012
Bilateral loan	318,475	COP	137	−	09/27/2012	09/27/2019
Bilateral loan	600,000	COP	257	−	09/28/2012	09/28/2019
Bilateral loan	310,000	COP	−	123	12/28/2009	09/28/2012
Czech Republic
Bilateral loan	115	EUR	−	115	07/30/1997	07/30/2012
Syndicated	3,000	CZK	119	−	09/27/2012	09/27/2016
* Facility signed in GBP redenominated into EUR on 12/14/12 and available from 12/14/12
** Facilities with amortization schedule
*** Available from 12/13/13

2012 Consolidated Financial Statements

Appendix V: Main companies comprising the Telefónica Group

The table below lists the main companies comprising the Telefónica Group at December 31, 2012 and the main investments consolidated using the equity method.

Included for each company are the company name, corporate purpose, country, functional currency, share capital (in million of functional currency units), the Telefónica Group's effective shareholding and the company or companies through which the Group holds a stake.

Name and corporate purpose	Country	Currency	Capital	% Telefónica Group	Holding company
Parent company:
Telefónica, S.A.	Spain	EUR	4,551
Telefónica Latinoamérica
Telefónica Internacional, S.A.U.
Investment in the telecommunications industry abroad	Spain	EUR	2,839	100%	Telefónica, S.A. (100%)
Telefonica International Holding, B.V.
Holding company	Netherlands	EUR	-	100%	Telefónica Internacional, S.A.U. (100%)
Telefónica Latinoamérica Holding, S.L.					Telefónica, S.A. (94.59%)
Holding company	Spain	EUR	185	100%	Telefónica Internacional, S.A.U. (5.41%)
Telefónica América, S.A.					Telefónica, S.A. (50.00%)
Holding company	Spain	EUR	-	100%	Telefónica Internacional, S.A.U. (50.00%)
Latin American Cellular Holdings, B.V.
Holding company	Netherlands	EUR	-	100%	Telefónica Latinoamérica Holding, S.L. (100%)
Telefónica Datacorp, S.A.U.
Holding company	Spain	EUR	700	100%	Telefónica, S.A. (100%)
					Telefónica Internacional, S.A.U. (29.44%)
					Telefónica, S.A. (24.73%)
Telefónica Brasil, S.A.					Sao Paulo Telecomunicações Participações, Ltda. (19.73%)
Wireline telephony operator in Sao Paulo	Brazil	BRL	37,798	73.96%	Telefónica Chile, S.A. (0.06%)
Vivo, S.A.
Wireless services operator	Brazil	BRL	7,051	73.96%	Telefónica Brasil, S.A. (100%)
					Telefónica Holding de Argentina, S.A. (47.22%)
Compañía Internacional de Telecomunicaciones, S.A.					Telefónica Móviles Argentina Holding, S.A. (42.77%)
Holding company	Argentina	ARS	562	100%	Telefónica International Holding, B.V. (10.01%)
					Compañía Internacional de Telecomunicaciones, S.A. (51.49%)
					Telefónica Móviles Argentina, S.A. (29.56%)
					Telefónica Internacional, S.A. (16.20%)
Telefónica de Argentina, S.A.					Telefónica, S.A. (1.80%)
Telecommunications service provider	Argentina	ARS	624	100%	Telefonica International Holding, B.V.(0.95%)
Telefónica Móviles Argentina Holding, S.A.					Telefónica, S.A. (75%)
Holding company	Argentina	ARS	1,198	100%	Telefónica Internacional, S.A.U. (25%)

2012 Consolidated Financial Statements

Name and corporate purpose	Country	Currency	Capital	% Telefónica Group	Holding company
					Latin America Cellular Holdings, B.V. (97.04%)
Telefónica Venezolana, C.A.					Comtel Comunicaciones Telefónicas, S.A. (2.87%)
Wireless communications operator	Venezuela	VEF	1,762	100%	Telefónica, S.A. (0.09%)
Telefónica Móviles Chile, S.A.
Wireless communications services operator	Chile	CLP	589,404	99.99%	TEM Inversiones Chile Ltda. (99.99%)
Telefónica Chile, S.A.					Inversiones Telefónica Internacional Holding Ltda. (53.00%)
Local and international long distance telephony services provider	Chile	CLP	578,078	97.89%	Telefónica Internacional de Chile, S.A. (44.89%)
Telefónica del Perú, S.A.A.					Telefónica Latinoamérica Holding, S.L. (50.18%)
Local, domestic and international long distance telephone service provider	Peru	PEN	2,962	98.49%	Latin American Cellular Holdings, B.V. (48.31%)
Telefónica Móviles Perú, S.A.C.
Wireless communications services provider	Peru	PEN	625	98.49%	Telefónica del Perú, S.A.A. (99.99%)
Colombia Telecomunicaciones, S.A. ESP					Telefónica Internacional, S.A.U. (32.54%) Olympic, Ltda. (18.94%)
Communications services operator	Colombia	COP	1,454,871	70%	Telefónica, S.A. (18.51%)
Telefónica Móviles México, S.A. de C.V. (MÉXICO)
Holding company	Mexico	MXN	52,120	100%	Telefónica, S.A. (100%)
Pegaso Comunicaciones y Sistemas, S.A. de C.V.
Wireless telephone and communications services	Mexico	MXN	27,173	100%	Telefónica Móviles México, S.A. de C.V. (100%)
Telefónica Móviles del Uruguay, S.A.					Latin America Cellular Holdings, B.V. (68.00%)
Wireless communications and services operator	Uruguay	UYU	350	100%	Telefónica, S.A. (32.00%)
Telefónica Larga Distancia de Puerto Rico, Inc.
Telecommunications service operator	Puerto Rico	USD	113	100%	Telefónica Internacional Holding, B.V. (100%)
Telefónica Móviles Panamá, S.A.					Telefónica, S.A. (56.30%)
Wireless telephony services	Panama	USD	24	100%	Panamá Cellular Holdings, B.V. (43.70%)
Telefónica Móviles El Salvador, S.A. de C.V.
Provision of wireless and international long distance communications services	El Salvador	USD	187	99.18%	Telefónica El Salvador Holding, S.A. de C.V. (99.18%)
					TCG Holdings, S.A. (65.99%)
					Telefónica, S.A. (13.61%)
Telefónica Móviles Guatemala, S.A.					Guatemala Cellular Holdings, B.V. (13.13%)
Wireless, wireline and radio paging communications services provider	Guatemala	GTQ	2,701	100%	Panamá Cellular Holdings, B.V. (7.27%)
Telefonía Celular de Nicaragua, S.A.
Wireless telephony services	Nicaragua	NIO	247	100%	Latin America Cellular Holdings, B.V. (100%)
Otecel, S.A.
Wireless communications services provider	Ecuador	USD	183	100%	Ecuador Cellular Holdings, B.V. (100%)
Telefónica de Costa Rica TC, S.A.
Wireless communications	Costa Rica	CRC	139,455	100%	Telefónica, S.A. (100%)

Telefónica Holding Atticus, B.V.
Holding company	Netherlands	EUR	-	100%	Telefónica Internacional, S.A.U. (100%)

2012 Consolidated Financial Statements

Name and corporate purpose	Country	Currency	Capital	% Telefónica Group	Holding company
Telefónica Europe
Telefónica Europe plc
Holding company	UK	GBP	39	100%	Telefónica, S.A. (100%)
MmO2 plc
Holding company	UK	GBP	9	99.99%	Telefónica Europe plc (99.99%)
O2 Holdings Ltd.
Holding company	UK	GBP	12	100%	MmO2 plc (100%)
Telefónica UK Ltd.					O2 Networks Ltd. (80.00%)
Wireless communications services operator	UK	GBP	17	100%	O2 Cedar Ltd. (20.00%)
Tesco Mobile Ltd. (*)
Wireless telephony services	UK	GBP	-	50.00%	O2 Communication Ltd. (50.00%)
Telefónica O2 Ireland Limited					O2 (Netherlands) Holdings, B.V. (97.06%)
Wireless communications services operator	Ireland	EUR	98	100%	Kilmaine Ltd (2.94%)
O2 (Europe) Ltd.
Holding company	UK	EUR	1,239	100%	Telefónica, S.A. (100%)
Telefónica Deutschland Holding A.G.
Holding company	Germany	EUR	1,117	76.83%	Telefónica Germany Holdings Limited (76.83%)
Telefónica Germany GmbH & Co. OHG					Telefonica Deutschland Holding A.G (76.82%)
Wireless communications services operator	Germany	EUR	51	76.83%	Telefónica O2 Germany Management GmbH (0.01%)
Telefónica de España, S.A.U.
Telecommunications service provider	Spain	EUR	1,024	100%	Telefónica, S.A. (100%)
Telefónica Móviles España, S.A.U.
Wireless communications services provider	Spain	EUR	423	100%	Telefónica, S.A. (100%)
Acens Technologies, S.L.
Holding, housing and telecommunications solutions service provider	Spain	EUR	23	100%	Telefónica de España, S.A.U. (100%)
Telefónica Soluciones Sectoriales, S.A.U.
Consulting services for ICT companies	Spain	EUR	14	100%	Telefónica de España, S.A.U. (100%)
Teleinformática y Comunicaciones, S.A.U. (TELYCO)
Promotion, marketing and distribution of telephone and telematic equipment and services	Spain	EUR	8	100%	Telefónica de España, S.A.U. (100%)
Telefónica Serv. de Informática y Com. de España, S.A.U.
Telecommunications systems, networks and infrastructure engineering	Spain	EUR	5	100%	Telefónica de España, S.A.U. (100%)
Telefónica Cable, S.A.U.
Cable telecommunication services provider	Spain	EUR	3	100%	Telefónica de España, S.A.U. (100%)
Iberbanda, S.A.
Broadband telecommunications operator	Spain	EUR	2	100%	Telefónica de España, S.A.U. (100%)
Telefónica Telecomunicaciones Públicas, S.A.U.
Installation of public telephones	Spain	EUR	1	100%	Telefónica de España, S.A.U. (100%)
Telefónica Soluciones de Outsourcing, S.A.
Promotion and networks management	Spain	EUR	1	100%	Telefónica Soluc. de Informática y Com. de España, S.A.U. (100%)
Telefónica Czech Republic, a.s.
Telecommunications service provider	Czech Republic	CZK	28,022	69.41%	Telefónica, S.A. (69.41%)

2012 Consolidated Financial Statements

Name and corporate purpose	Country	Currency	Capital	% Telefónica Group	Holding company
Telefónica Slovakia, s.r.o.
Wireless telephony, internet and data transmission services	Slovakia Republic	EUR	240	69.41%	Telefónica Czech Republic, a.s. (100%)

Other companies
Telefónica International Wholesale Services II, S.L.
International services provider	Spain	EUR	-	100%	Telefónica, S.A. (100%)
Telefónica International Wholesale Services, S.L.					Telefónica, S.A. (92.51%)
International services provider	Spain	EUR	230	100%	Telefónica Datacorp, S.A.U. (7.49%)
Telefónica International Wholesale Services America, S.A.					Telefónica, S.A. (74.36%)
Provision of high bandwidth communications services	Uruguay	USD	591	100%	Telefónica International Wholesale Services, S.L. (25.64%)
Telefónica International Wholesale Services USA, Inc.
Provision of high bandwidth communications services	US	USD	58	100%	T. International Wholesale Services America, S.A. (100%)
Telefónica Digital España, S.L.
Holding company	Spain	EUR	9	100%	Telefónica, S.A. (100%)
Jajah Inc.
IP telephony platform	US	USD	-	100%	Telefónica Europe plc (100%)
Tuenti Technologies, S.L.
Private social platform	Spain	EUR	-	91.38%	Telefónica Móviles España, S.A.U. (91.38%)
Wayra Investigacion y Desarrollo, S.L.
Talent identification and development in ICT.	Spain	EUR	1	100%	Telefónica Digital Holdings, S.L. (100%)
Wayra Chile Tecnología e Innovación Limitada					Wayra Investigacion y Desarrollo, S.L. (99.99%)
Technological innovation-based business project development	Chile	CLP	20,028	100%	Inversiones Telefónica Móviles Holding Ltda. (0.01%)
Wayra Brasil Aceleradora de Projetos Ltda.
Fund manager in holding companies	Brazil	BRL	5	100%	Sao Paulo Telecomunicações Participações, Ltda. (100.00%)
WY Telecom, S.A. de C.V.					Wayra Investigacion y Desarrollo, S.L. (99.99%)
Talent identification and development in ICT.	Mexico	MXN	24	100%	Telefónica Digital Holdings, S.L. (0.01%)
Wayra Argentina, S.A.					Telefónica Móviles Argentina, S.A. (90%)
Talent identification and development in ICT.	Argentina	ARS	15	100%	Telefónica Móviles Argentina Holding, B.V. (10%)
Wayra Colombia, S.A.S.
Technological innovation-based business project development	Colombia	COP	239	100%	Wayra Investigacion y Desarrollo, S.L. (100%)
Proyecto Wayra, C.A.
Commercial, industrial and mercantile activities	Venezuela	VEF	11	100%	Telefónica Venezolana, C.A. (100%)
Wayra Perú Aceleradora de Proyectos, S.A.C.
Technological innovation-based business project development	Peru	PEN	5	99.99%	Wayra Investigacion y Desarrollo, S.L. (99.99%)
Terra Networks Brasil, S.A.
ISP and portal	Brazil	BRL	1,046	100%	Sao Paulo Telecomunicações Participações, Ltda. (100%)
Terra Networks México, S.A. de C.V.
ISP, portal and real-time financial information services	Mexico	MXN	837	99.99%	Terra Networks Mexico Holding, S.A. de C.V. (99.99%)

2012 Consolidated Financial Statements

Name and corporate purpose	Country	Currency	Capital	% Telefónica Group	Holding company
Terra Networks Perú, S.A.
ISP and portal	Peru	PEN	10	99.99%	Telefónica Internacional, S.A.U. (99.99%)
Terra Networks Argentina, S.A.					Telefónica Internacional, S.A.U. (99.99%)
ISP and portal	Argentina	ARS	7	100%	Telefonica International Holding, B.V. (0.01%)
Terra Networks Guatemala, S.A.
ISP and portal	Guatemala	GTQ	154	99.99%	Telefónica Internacional, S.A.U. (99.99%)
Telfisa Global, B.V.
Integrated cash management, consulting and financial support for Group companies	Netherlands	EUR	703	100%	Telefónica, S.A. (100%)
Telefónica Global Activities Holding, B.V.
Holding company	Netherlands	EUR	-	100%	Telfisa Global, B.V. (100%)
Telefónica Global Services, GmbH
Purchasing services	Germany	EUR	-	100%	Telefónica Global Activities Holding, B.V. (100%)
Telefónica Global Roaming, GmbH
Optimization of network traffic	Germany	EUR	-	100%	Telefónica Global Services, GmbH (100%)
Telefónica Compras Electrónicas, S.L.
Development and provision of information society services	Spain	EUR	-	100%	Telefónica Global Services, GmbH (100%)
Telefónica de Contenidos, S.A.U.
Organization and operation of multimedia service-related business	Spain	EUR	1,865	100%	Telefónica, S.A. (100%)
Televisión Federal S.A.- TELEFE					Atlántida Comunicaciones S.A. (79.02%)
Provision and operation TV and radio broadcasting -services	Argentina	ARS	135	100%	Enfisur S.A. (20.98%)
Atlántida Comunicaciones, S.A.					Telefonica Media Argentina S.A. (93.02%)
Media	Argentina	ARS	22	100%	Telefónica Holding de Argentina, S.A. (6.98%)
Telefónica Servicios Audiovisuales, S.A.U.
Provision of all type of audiovisual telecommunications services	Spain	EUR	6	100%	Telefónica de Contenidos, S.A.U. (100%)
Telefónica On The Spot Services, S.A.U.
Provision of telemarketing services	Spain	EUR	1	100%	Telefónica de Contenidos, S.A.U. (100%)
Telefónica Broadcast Services, S.L.U.
DSNG – based transmission and operation services	Spain	EUR	-	100%	Telefónica Servicios Audiovisuales, S.A.U. (100%)
Telefónica Learning Services, S.L.
Vertical e-learning portal	Spain	EUR	1	100%	Telefónica Digital España, S.L. (100%)
Atento Inversiones y Teleservicios, S.A.U.
Holding company	Spain	EUR	24	100%	Telefónica, S.A. (100%)
Atento Venezuela, S.A.
Provision of call-center services	Venezuela	VEF	70	100%	Atento Inversiones y Teleservicios, S.A.U. (100%)
Telfin Ireland Ltd.
Intragroup financing	Ireland	EUR	-	100%	Telefónica, S.A. (100%)
Telefónica Ingeniería de Seguridad, S.A.U.
Security services and systems	Spain	EUR	7	100%	Telefónica, S.A. (100%)

2012 Consolidated Financial Statements

Name and corporate purpose	Country	Currency	Capital	% Telefónica Group	Holding company
Telefónica Engenharia de Segurança do Brasil, Ltda.
Security services and systems	Brazil	BRL	35	99.99%	Telefónica Ingeniería de Seguridad, S.A. (99.99%)
Telefónica Capital, S.A.U.
Finance company	Spain	EUR	7	100%	Telefónica, S.A. (100%)
Lotca Servicios Integrales, S.L.
Aircraft ownership and operation	Spain	EUR	17	100%	Telefónica, S.A. (100%)
Fonditel Pensiones, Entidad Gestora de Fondos de Pensiones, S.A.
Administration of pension funds	Spain	EUR	16	70.00%	Telefónica Capital, S.A. (70.00%)
Fonditel Gestión, Soc. Gestora de Instituciones de Inversión Colectiva, S.A.
Administration and representation of collective investment schemes	Spain	EUR	2	100%	Telefónica Capital, S.A. (100%)
Telefónica Investigación y Desarrollo, S.A.U.
Telecommunications research activities and projects	Spain	EUR	6	100%	Telefónica, S.A. (100%)
Telefónica Investigación y Desarrollo de México, S.A. de C.V.
Telecommunications research activities and projects	Mexico	MXN	-	100%	Telefónica Investigación y Desarrollo, S.A. (100%)
Telefónica Luxembourg Holding, S.à.r.L.
Holding company	Luxembourg	EUR	3	100%	Telefónica, S.A. (100%)
Casiopea Reaseguradora, S.A.
Reinsurance	Luxembourg	EUR	4	100%	Telefónica Luxembourg Holding, S.à.r.L. (100%)
Telefónica Insurance, S.A.
Direct insurance transactions	Luxembourg	EUR	7	100%	Telefónica Luxembourg Holding, S.à.r.L. (100%)
Seguros de Vida y Pensiones Antares, S.A.
Life insurance, pensions and health insurance	Spain	EUR	51	100%	Telefónica, S.A. (100%)
Telefónica Finanzas, S.A.U. (TELFISA)
Integrated cash management, consulting and financial support for Group companies	Spain	EUR	3	100%	Telefónica, S.A. (100%)
Pléyade Peninsular, Correduría de Seguros y Reaseguros del Grupo Telefónica, S.A.					Telefónica Finanzas, S.A.U. (TELFISA) (83.33%)
Distribution, promotion or preparation of insurance contracts	Spain	EUR	-	100%	Telefónica, S.A. (16.67%)
Fisatel Mexico, S.A. de C.V.
Integrated cash management, consulting and financial support for Group companies	Mexico	MXN	5	100%	Telefónica, S.A. (100%)
Telefónica Europe, B.V.
Fund raising in capital markets	Netherlands	EUR	-	100%	Telefónica, S.A. (100%)
Telefónica Finance USA, L.L.C.
Financial intermediation	US	EUR	59	0.01%	Telefónica Europe, B.V. (100%)
Telefónica Emisiones, S.A.U.
Financial debt instrument issuer	Spain	EUR	-	100%	Telefónica, S.A. (100%)
Telefónica Global Technology, S.A.U.
Global management and operation of IT systems	Spain	EUR	13	100%	Telefónica, S.A. (100%)
Telefónica Móviles Soluciones y Aplicaciones, S.A.
IT and communications services provider	Chile	CLP	7,801	100%	Telefónica S.A. (100%)
Aliança Atlântica Holding B.V.					Telefónica, S.A. (50.00%)
Holding company	Netherlands	EUR	40	93.99%	Telefónica Brasil, S.A. (43.99%)

2012 Consolidated Financial Statements

Name and corporate purpose	Country	Currency	Capital	% Telefónica Group	Holding company
Telefónica Gestión de Servicios Compartidos España, S.A.
Management and administrative services rendered	Spain	EUR	8	100%	Telefónica, S.A. (100%)
Telefónica Gestión de Servicios Compartidos Argentina, S.A.					Telefónica Gestión de Servicios Compartidos España, S.A. (95.00%)
Management and administrative services rendered	Argentina	ARS	-	99.99%	Telefónica, S.A. (4.99%)
Telefónica Gestión de Servicios Compartidos de Chile, S.A.
Management and administrative services rendered	Chile	CLP	1,019	97.89%	Telefónica Chile, S.A. (97.89%)

Telefónica Gestión de Servicios Compartidos Perú, S.A.C.					T. Gestión de Servicios Compartidos España, S.A. (99.48%)
Management and administrative services rendered	Peru	PEN	1	100%	Telefónica del Perú, S.A.A. (0.52%)
Telefónica Transportes e Logística Ltda.
Logístics services rendered	Brazil	BRL	-	99.33%	Telefónica Gestión de Servicios Compartidos España, S.A. (99.33%)
Telefonica Serviços Empresariais do BRASIL, Ltda.
Management and administrative services rendered	Brazil	BRL	12	99.99%	Telefónica Gestión de Servicios Compartidos España, S.A. (99.99%)
Telefónica Gestión de Servicios Compartidos México, S.A. de C.V.
Management and administrative services rendered	Mexico	MXN	50	100%	Telefónica Gestión de Servicios Compartidos España, S.A. (100%)
Telefónica Servicios Integrales de Distribución, S.A.U.
Distribution services provider	Spain	EUR	2	100%	Telefónica Gestión de Servicios Compartidos España, S.A. (100%)
TGestiona Logística, S.A.C.					Telefónica Gestión de Servicios Compartidos España, S.A. (99.4775%) Telefónica del Perú, S.A.A. (0.5160%)
Logistics	Peru	PEN	15	100%	Telefónica Gestión de Servicios Compartidos Perú, S.A.C. (0.0065%)
Telefónica Gestión Integral de Edificios y Servicios, S.L.
Management and administrative services rendered	Spain	EUR	-	100%	Taetel, S.L. (100%)
Tempotel, Empresa de Trabajo Temporal, S.A.
Temporary employment agency	Spain	EUR	-	100%	Taetel, S.L. (100%)
Companies accounted for using the equity method
Telefónica Factoring España, S.A.
Factoring services provider	Spain	EUR	5	50.00%	Telefónica, S.A. (50.00%)
Telefónica Factoring Do Brasil, Ltd.					Telefónica, S.A. (40.00%)
Factoring services provider	Brazil	BRL	5	50.00%	Telefónica Factoring España, S.A. (10.00%)
Telefónica Factoring Mexico, S.A. de C.V. SOFOM ENR					Telefónica, S.A. (40.5%)
Factoring services provider	Mexico	MXN	33	50.00%	Telefónica Factoring España, S.A. (9.50%)
Telefónica Factoring Perú, S.A.C.					Telefónica, S.A. (40.5%)
Factoring services provider	Peru	PEN	6	50.00%	Telefónica Factoring España, S.A. (9.50%)
Telefónica Factoring Colombia, S.A.					Telefónica, S.A. (40,5%)
Factoring services provider	Colombia	COP	4,000	50.00%	Telefónica Factoring España, S.A. (9.50%)
Telco, S.p.A.
Holding company	Italy	EUR	1,785	46.18%	Telefónica, S.A. (46.18%)

2012 Consolidated Financial Statements

Name and corporate purpose	Country	Currency	Capital	% Telefónica Group	Holding company
DTS Distribuidora de Televisión Digital, S.A.
Broadcasting, satellite TV signal transmission and linkage services	Spain	EUR	126	22.00%	Telefónica de Contenidos, S.A.U. (22%)
China Unicom (Hong Kong) Ltd. Telecommunications service operator	China	RMB	2,311	5.01%	Telefónica Internacional, S.A.U. (5.01%)
(*) Consolidated by using proportionate consolidation method
Through these consolidated financial statements, Telefónica (Germany) GmbH & Co.OHG, complies with the provisions of Art.264b HGB “Handelsgesetzbuch”: Germany code of commerce, and is exempt in accordance with the stipulations of Art.264b HGB.

2012 Consolidated Financial Statements

Appendix VI: Key regulatory issues and concessions and licenses held by the Telefónica Group

Regulations

As a telecommunications operator, the Telefónica Group is subject to sector-specific telecommunications regulations, general competition law and a variety of other regulations, which can have a direct and material effect on the Group's business areas, particularly in regions that favor more exclusive regulatory intervention.  The extent to which telecommunications regulations apply to the Telefónica Group depends largely on the nature of our activities in a particular country, with traditional fixed telephony services usually subject to more extensive regulations.

In order to operate its networks, the Telefónica Group must obtain general authorizations, concessions and/or licenses from the pertinent authorities in each country in which the Group operates (hereinafter referred to as the national regulatory authority, NRAs). The Group is also required to obtain radio frequency licenses for its mobile operations.  The duration of any particular license or spectrum right depends on the legal framework in place in the relevant country.

The following section describes the regulatory frameworks and the latest legislative developments in the regions and countries in which the Group has significant interests.  Many of the regulatory developments described herein involve ongoing proceedings or consideration of potential legislation that have not reached a conclusion. Accordingly, it is difficult to accurately quantify the effect on the Group's operations of these developments in such instances.

Electronic Communication Regulation in the European Union

The European Union's legal framework for electronic communications services was developed during many years with the aim of promoting competition and improving the harmonized functioning of the European market for telecommunications networks and services. The European Union's legal framework was last modified in 2009, in response to market and technological and changes in the industry.

Rules promulgated pursuant to the European Union’s Legal framework define user’s rights and focus on access to networks, interconnection, privacy, data security, and protection and preservation of universal access, among other things. Recent EU measures have supplemented the EU framework with regulations focused on international roaming, spectrum, and call termination rates for fixed and mobile networks.

European Union Member States are generally required to incorporate EU legislation into their national law regimes and consider European legislation when applying their national laws. In each Member State a national regulatory authority, or NRAs, is responsible for enforcing national telecommunications laws incorporating the EU framework. NRAs generally have significant power under their relevant telecommunication acts, including the authority to impose network access and interconnections obligations, and to approve or review new charges and conditions of wholesale and retail services of providers with “significant market power” or SMP. In general, an operator is considered to have SMP if its share of a particular market exceeds 40%.  NRAs are also entrusted with duties on spectrum assignments and frequencies supervision, and to impose universal service obligations.

NRAs are subject to the supervision of the European Commission, which formally and informally influences their decisions in order to ensure harmonized application of the EU framework throughout the European Union.  In particular, the European Commission has identified certain markets that are susceptible of ex-ante regulation. These markets have to be analyzed by ANRs in order to see whether there are participants with SMP. In these instances, NRAs are instructed to impose at least one obligation relating to price control, transparency, non-discrimination, accounting separation or access obligations on market participants. Along with these general requirements, the Commission has adopted specific recommendations on certain markets, such as next-generation fixed networks or call termination on fixed and mobile networks. Companies may challenge the decisions of their national regulatory authorities before their domestic courts. Such legal proceedings may led to a decision by the European Court of Justice or ECJ, which is the ultimate authority on the correct application of EU legislation.

2012 Consolidated Financial Statements

EU competition law

The European Union's competition rules have the force of law in all EU Member States and are,  therefore applicable to the Telefónica Group's operations in those countries.

The Treaty of Rome, which officially established the European Economic Community, prohibits "concerted practices" and all agreements for undertakings that may affect trade between Member States and which restrict or are intended to restrict, competition within the internal market.  The treaty also prohibits any abuse of a dominant competitive position within the common market of the EU, or any substantial part of it, that may affect trade between Member States.

The EU Merger Regulation requires that all mergers, acquisitions, and joint ventures involving participants meeting certain turnover thresholds be submitted to the EU Commission for review, rather than to the national competition authorities. Under the amended EU Merger Regulation, market concentrations will be prohibited if they significantly impede effective competition in the EU common market.  The European Commission and the office of the European Competition Commissioner are granted the authority to apply the EU competition framework.

Similar competition rules are set forth in each EU Member State, with the corresponding national competition authorities overseeing compliance with these regulations.  All the European countries in which the Telefónica Group operates and referred to below are Member States of the European Union.

Recent developments

The regulatory debate in the European Union has continued to focus on the roll-out of ultra-high speed networks, roaming and net neutrality, issues particularly important for the development of the European telecommunications market and Information Society.

During 2012, the Commission continued a debate about the costs and prices of current fixed copper networks and future fibre networks. The Commission is looking for ways to promote fibre investment and is asking for views about the best approach for setting the prices of current and future wholesale services in order to facilitate fibre investments.

On July 12, 2012, Commissioner Kroes released a policy statement on a regulation package intended to create a more stable fibre investment environment in Europe to be applicable at least until 2020. It will provide more pricing flexibility for fibre pricing at retail and wholesale (by departing from the cost-orientation pricing) at the expense of more strict measures on the replicability of fibre based access services. In addition, the idea of forcing copper prices down in order to foster fibre investment has been definitively discarded and the Commission is now bound to ensure copper price stability (around 9€ on average for ULL). Details need now to be developed and materialised in a Commission Recommendation on Non-discrimination and on Costing methodologies. It is expected to be ready by mid-2013. Additionally the Commissioner announced that she will be proposing legislative measures to reduce the cost of NGA roll-outs including sharing of ducts from utilities and smother permitting processes this year.

On July 2012, the Commission launched a new public consultation on Net Neutrality, focusing on transparent offers to end users, traffic management and privacy. The Commission will also release a Recommendation on Net Neutrality during 2013. The Recommendation is expected to focus mainly on transparency issues of retail broadband offers. The intention is that users are well informed about the traffic management practices of operators, so they can take this information into account when they choose their fixed or mobile broadband offer. On June 2012, the Commission approved the International Roaming Regulation (Roaming III), which replaces previous regulations Roaming (Roaming I and II).

This new Regulation contains, for the first time, structural measures to impulse competition in the market for international roaming, so that, from July 1, 2014, customers could, if they wish, sign a roaming agreement with another operator apart from their domestic mobile services without changing the phone number, terminal or SIM card to change countries. The proposal also would entitle mobile operators to use other operators' networks in other Member States at regulated wholesale prices, thereby encouraging more operators to compete on the roaming market.

To cover the period until such structural measures are fully effective and competition pushes prices down, the proposal gradually reduces the limits of retail and wholesale prices for voice, text (SMS) and data. Price cuts have to implemented by operators on July 1st, 2012, 2013 and 2014.

2012 Consolidated Financial Statements

The retail prices set by the Regulation are as follows:

	Previous	July 1, 2012	July 1, 2013	July 1, 2014
Data (€cent/MB)	Not regulated	70	45	20
Voice - calls made (€cent/min)	35	29	24	19
Voice - calls received (€cent/min)	11	8	7	5
SMS (€cent/text)	11	9	8	6

The wholesale prices set by Regulation are as follows:

	Previous	July 1, 2012	July 1, 2013	July 1, 2014
Data (€cent/MB)	50	25	15	5
Voice (€cent/min)	18	14	10	5
SMS (€cent/text)	4	3	2	2

On September 2009, the Commission adopted Directive 114/2009, amending the GSM Directive 372/87, which authorizes the use of GSM band for the provision of mobile broadband services. On 14 February 2012 the European Parliament and the Council adopted Decision 243/2012/EU which settles a multiannual program policy spectrum for the following four years. The Radio Spectrum Policy Programme, amongst others, will identify 1200MHz spectrum for wireless data traffic, explore new approaches in spectrum licensing, identify long term spectrum needs and finally will look for additional harmonized bands for mobile broadband.

On May 2009, the Commission approved the Recommendation on the methodology for determining wholesale termination prices between fixed and mobile network operators, which is having its impact on the decisions of national regulators about the pricing of termination wholesale fixed and mobile networks.

Finally, in its Digital Agenda, the EU has set some objectives for broadband development: 100% of broadband coverage by 2013, increase of the speed up to 30 Mbps for all European citizens by 2020 and 50% of European households connected to 100Mbps by 2020.

Telefónica Europe

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

This law has been modified by Royal Decree law 13/2012 of March 30, which transposes directives regarding the gas, and the electric interior markets, and regarding electronic communications. The Royal Decree adopts measures in order to correct deviations caused by the mismatch between revenues and expenses of the electric and gas sector.

Regulatory supervision

The Telecommunications Market Commission, or the CMT, is the NRA responsible for regulating the telecommunications and audiovisual service markets in Spain.

2012 Consolidated Financial Statements

Market analysis

Pursuant to the EU framework, the CMT identifies those markets in which true competition could be hindered, and sets out specific obligations for those operators holding significant market power (SMP).  The CMT has carried out market analyses to determine which operators hold SMP in specific markets. Some of the most prominent conclusions drawn  from these analyses, and the corresponding legislative changes, are described below.

Fixed markets

Retail access to the fixed-location public telephone network, retail market for calls in a fixed location, and retail market for rental lines

In this market, the CMT had made a third round of market analysis, applying a final resolution dated on December 13, 2012, concluding that Telefónica de España has significant market power in retail access to fixed-location public telephone network services, for clients with an identification number not associated to a specific business plan, such as a reference market which can be regulated ex ante.

As an operator with SMP, Telefónica de España is subject to certain specific obligations and restrictions, in which we can include: operator selection (call to call and pre-selection); Telefónica cannot commercialize retail offers which could result in free competence risks; retail price transparence, with prior notification of 21 days, or the one which could delimit the methodology updates for the ex-ante analysis of Telefónica’s commercial offer, carried out every 6 months. It also delimits the capacity limits for doing promotions in the different combined services or packaging; accounting separation, and cost accounting regarding the access services to the RTPF. For the client services not included in this analysis, they maintain the obligations of the previous analysis, where it is pointed out the price limit of the monthly fee.

The offer presented and approved by the Ministry of Industry, Energy and Tourism, for the provision of an obligation (Universal Service), considered an update of the annual fee due to the CPI (consumer price index).

Wholesale fixed call origination market

On March 22, 2007, the CMT adopted new regulations concerning call origination on the wholesale fixed call origination market that oblige Telefónica de España to provide wholesale access to its fixed network to other operators, allowing competitors to use its networks to provide access and other associated services to their own customers.

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

Mobile market

Mobile voice call termination

On May 2012, Resolution MTZ 2011/2503 approved the definition and analysis of the markets for voice call termination on individual mobile networks, the designation of operators with significant market power and the imposition of specific obligations for these operators, and imposes notification to the European Commission and the Body of European Regulators for Electronic Communications (BEREC). The definitive measure maintains the target wholesale price at 0.109 euros/minute, in the delimit of the fixed glide path, which will be ready in July 2013, which represents a decrease of

2012 Consolidated Financial Statements

approximately 75% (from 0.04 euros/minute) in the wholesale prices of the three main mobile operators networks (Movistar, Vodafone and Orange), and down nearly 80% for Yoigo (from 0.0498 to 0.0109 euros/minute).

Wholesale (physical) to network infrastructure access

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

Wholesale broadband access

In January 2009, the CMT concluded that Telefónica de España has significant market power in the wholesale broadband access market and is therefore required to provide other operators with wholesale broadband access services up to 30 Mbps in copper and fiber infrastructures.  The CMT also required Telefónica de España to publish a wholesale broadband access reference offer, provide cost-oriented rates and accounting separation, to avoid discrimination in network access, and to report broadband retail changes in services prior to offering them in the market.

On November 16, 2010, the CMT approved a new wholesale broadband offer (known as the new broadband Ethernet service or NEBA ) which will allow alternative operators to provide retail services to consumers more independently from Telefónica retail offers. Until the NEBA service is available, Telefónica will offer its FTTH retail services for resale through third parties.

Universal service obligations

The General Telecommunications Law aims to ensure that all Spanish citizens have access to certain basic telecommunications services, regardless of their geographic location, with a minimum quality level and at accessible prices.

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

In December 2008, following applications by three operators, Telefónica de España was awarded a tender for the provision of directory enquiry services for a period of three years and it has also been designated for the provision of the remaining universal service elements until a new tender process takes place. A new tender process took place during the third quarter of 2011.  Telefónica de España, SAU was designated  the operator responsible for the provision of the connection to the public electronic communications network, with the possibility of establishing broadband data connection with a descending speed no less than 1Mbit per second, and the provision of the public telephone service available from a fixed location and the operator responsible for the preparation and delivery of public telephone directories to the telephone subscribers. Telefónica Telecomunicaciones Públicas, SAU was designated as the operator responsible for the provision of a sufficient supply of public payphones .In December 2012, Telefónica de España has noted the Ministry of Industry, Energy and Tourism, its intention to update the annual fee due to the CPI (consumer price index).

Consumer protection

On December 9, 2006, Law 44/2006 regarding the protection of consumers and users was approved, which provides that users may only be charged for services actually used.  Consequently, operators may only charge based on exact seconds of usage.

2012 Consolidated Financial Statements

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

Contribution to RTVE funding mechanism

In August 2009, the Radio and Television Corporation Finance Law “(Ley de Financiación de la Corporación de Radio y Television Española)” was approved establishing that: (i) telecommunication operators, which operate nationwide or at least in more than one region, have to make a fixed annual provision of 0. 9 % of the invoiced operating income of the year (excluding the revenues of the wholesale reference market), and, (ii) on the other hand, the concessionaire companies and providers of TV services which operate nationwide or at least in more than one region should make an annual contribution fixed as follows; (a) 3% on the gross revenue of the year for open concessionaire companies or TV services providers, and (b) 1.5% on the gross revenue of the year for concessionaire companies to provide pay TV services.

In Spain, self-settlement of the contributions made has been appealed by Telefónica España and Telefónica Móviles España as well as, the Royal Decree 1004/2010, which approves the Regulation developing the abovementioned law.

In the European level there are two ongoing processes as regards this issue. First, the European Commission (EC) questioned the Spanish Government the legality of this measure and requested its cancellation in the light with the European telecommunications regulatory framework. On September 13, 2011, the EC filed an appeal against the Kingdom of Spain before the European Court of Justice, for the infringement of the Directive 2002/20/CE. The appeal is pending resolution.

Secondly, the European Commission initiated a state aid investigation and concluded that such funding mechanism did not constitute illegal state aid. Against this decision, “Telefónica de España” and “Telefónica Móviles España”, filed an appeal before the European Court of Justice. This appeal is still pending resolution.

United Kingdom

General regulatory framework

The EU Regulatory Framework was implemented in the United Kingdom by the Communications Act in 2003.  The Act designates the Office of Communications, or Ofcom, as the NRA responsible for the regulation of electronic communications networks and services. The Act was amended in 2011 following changes to the Common Regulatory Framework.

Market reviews

Following a market review, mobile termination rates for the four national mobile communications operators (Vodafone, Telefónica UK, Everything Everywhere and H3G) are subject to controls based on the pure long-run incremental cost (pure LRIC) approach. As from April 2013, these rates are reduced to cost level (0.69 ppm expressed in 2008/2009 prices, or around 0.85 ppm in nominal terms). These rates are currently set at 1.5 ppm.

Germany

General regulatory framework

The European Union legislative framework was implemented in Germany at the end of June 2004, by  the Telecommunications Act (“Telekommunikationsgesetz").  The national regulatory authority responsible for regulation of electronic communication networks and services is the Bundesnetzagentur, or BNetzA.

2012 Consolidated Financial Statements

Following the adaptation of the 2009 EU Telecom Package, the Telecom Act was amended and entered into force in May 2012.

While most of the new regulation entered into force in May 2012, transition periods existed for some of them. Worth mentioning are the rules concerning the free-of-charge-waiting-loop and some of the rules concerning the change of the provider.

Market reviews

In August 2006, BNetzA completed its review of voice termination in individual mobile networks, concluding that, as an operator with SMP, Telefónica Germany was required to reduce the rates applied to other operators for call termination in Telefónica Germany's network, from 1.24 euros/minute to 0.994 euros/minute.  In 2007, Telefónica Germany was required to reduce further its termination rates, from 0.994 euros/minute to 0.880 euros/minute. Telefónica Germany has brought legal challenges against BNetzA’s 2006 and 2007 decision that Telefónica Germany has SMP and against the imposition of regulatory remedies. The Federal Administrative Court, as the highest level of appeal, confirmed all regulatory remedies meaning that the price controls stay in force for all mobile operators. All four German mobile telephone operators filed a constitutional compliant in order to challenge the decision regarding SMP.  All other actions (regarding the amount of mobile telephone termination rates) are pending resolution of the Federal Constitutional Court.  A new market analysis carried out by BNetzA in 2008 concluded that all mobile network operators have SMP, and maintained its position on regulatory measures in line with the 2006 decision. Telefónica Germany has also appealed against the 2008 decision, although the matter has been suspended until the Federal Constitutional Court issues its ruling.  On March 31, 2009 (entry into force on April 1, 2009), BNetzA approved a mobile termination rate for Telefónica Germany of 0.714 euros/minute for a 20-month period (until November 30, 2010). Telefónica Germany challenged this decision and the claim has been suspended until the Federal Constitutional Court decision.

Subsequently, BNetzA developed its own cost model and imposed it on all four mobile telephone operators, as a basis for the calculation of significant market power in 2010. As from December 2010, BNetzA considerably reduced mobile termination rates: 0.0339 euros/minute for Telefónica Germany, 0.0336 euros/minute for Vodafone and Eplus, and 0.0338 euros/minute for T-Mobile. Telefónica Germany appealed this decision, and BNetzA issued its final ruling in February 2011, retroactive to December 1, 2010, confirming the provisional mobile termination rates. This regulation is in force until November 30, 2012. BNetzA based its calculation on its internally-developed cost model, which implements the European Commission's recommendation on regulating fixed and mobile termination rates in the EU, and which is expected to be applied in the next assessment of mobile termination rates.

On November 16, 2012, BNetzA issued a preliminary decision on mobile termination rates for the period from December 1, 2012 to November 30, 2014. According to this resolution, these rates will decrease to 0.0185 euros/minute as of December 1, 2012 and to 0.0179 euros/minute as of 1 December, 2013. These termination rates apply to all mobile network operators (Deutsche Telekom, Vodafone D2, E-Plus and Telefónica Germany). Telefónica Germany challenged this preliminary decision on September 24, 2012. Focus will be on the bottom-up cost model and reference network operator (i.e., application of the EU recommendation adverse to German Telecommunications Act).

The European Commission has been notified of the preliminary decision. On December 19, 2012, Telefónica Germany filed a lawsuit against the decision, in an attempt to secure higher termination rates.

On November 30, 2012, BNetzA issued a preliminary resolution on Telekom's fixed termination rates (FTRs), whereby local FTRs were reduced by approximately 20%.  In view of the regulatory obligations, Telekom's FTRs would also affect the FTRs for traffic exchanged with alternative network operators (ANO). The final decision is expected to be issued in the first or second quarter of 2013.

BNetzA also set the prices for local-loop unbundling (LLU) (10.08 euros instead of 10.20 euros, for 2009-2011) and for sub-loop unbundling (SLU) (7.17 euros instead of 7.21 euros), and will apply to the Commission for notification shortly.

As of April 2012, BNetzA prohibited Deutsche Telekom's contingent model, under which the company intended to grant bit-stream access to its competitors, in respect of VDSL access on the basis of contingent accesses agreed. After Telekom Germany successfully eased BNetzA's concerns, the regulator approved the contingent model in July 2012, and submitted the model to the European Union for consultation. These changes entail the ability to migrate accesses to alternative infrastructures, reduce minimum commitments, and attain greater monthly shares.

2012 Consolidated Financial Statements

BNetzA expects that implementation of the contingent model will encourage distribution of high-range broadband accesses and serve as an incentive for rolling out new infrastructures (such as through co-extended operations).

Telefónica Germany and Deutsche Telecom entered into an agreement regarding the contingent model, in order to promote VDSL access.

Czech Republic

General regulatory framework

The EU Regulatory Framework was implemented in the Czech Republic in 2005 by the Electronic Communications Act. The revision of the EU Regulatory Framework was transposed into the Czech legislation as of January 2012. The NRA responsible for the regulation of electronic communications networks and services is the Český Telekomunikační Úřad (Czech Telecommunication Office or CTO).  Governmental responsibility for the area of electronic communications lies with the Ministry of Industry and Trade.

Market reviews

Telefónica Czech Republic has been designated as an SMP entity in seven of the eight relevant markets:

Market 3: In December 2012, the European Commission expressed serious concerns regarding the proposed fixed termination rates, objecting to the high price. FTRs was proposed to drop from 0.34 Czech crowns/0.17 Czech crowns to 0.08 Czech crowns/0.04 Czech crows (transit peak/off peak) in mid 2013.

Market 4: In June 2012, the CTO published price controls decision that deceased monthly prices for full/shared access from the previous rates of 242 Czech crowns/41 Czech crowns to the current rates of 197 Czech crowns/39 Czech crowns. The CTO awarded a two-month grace period for adopting the new rates.

Market 5: In August 2012, the European Commission vetoed the Market 5 analysis, objecting to the geographical segmentation made in market definition phase.

Market 7: In July and December 2012, the CTO issued decisions reducing termination rates as shown below. The mobile termination rates adopted in December are based on the pure LRIC calculation model.

Effective date	7/15/12-12/31/12	1/1/13-6/30/13	From 7/1/13
CZK/min	0.55	0.41	0.27
0.00 EUR/min	2.2	1.64	1.08

Market 8: In 2012, the CTO launched a process to define and analyze the wholesale mobile access market and the call origination market, in which Telefónica Czech Republic could be declared SMP operator.

Ireland

General regulatory framework

The EU Regulatory framework has been in place in Ireland since 2002 with ComReg the designated independent regulator. The 2009 directives have been already transposed.

Market reviews

The key market review for Telefónica in Ireland is the wholesale termination market for mobile voice. ComReg issued their latest decision in December 2012 introducing LRIC pricing and MTRs planned to reduce to 1cent by July 2013. This decision has been challenged by Vodafone.

2012 Consolidated Financial Statements

Slovakia

General regulatory framework

The EU Regulatory Framework was implemented in Slovakia in 2003 through the Act on Electronic Communications. The law has been significantly amended as of November 1, 2011.

The NRA responsible for the regulation of electronic communications’ networks and services is the Telecommunications Regulatory Authority of the Slovak Republic (TUSR). Governmental responsibility for the legislative area of electronic communications lies with the Ministry of Transport, Construction and Regional Development.

Market reviews

In May 2012, the TUSR adopted a price decision, that decreased maximal mobile termination rates from EUR 0.0551/min to EUR 0,0318/min effective from July 2012 to May 2013. The NRA is currently developing an own model to set mobile termination rates through pure LRIC method. The new mobile termination rates shall become applicable as of June 1, 2013.

Telefónica Latin America

Brazil

General legislative framework

The delivery of telecommunications services in Brazil is subject to regulation under the regulatory framework provided in the General Telecommunications Law enacted in July 1997.  The National Agency for Telecommunications, (Agência Nacional de Telecomunicações or ANATEL), is the principal regulatory authority for the Brazilian telecommunications sector.

Interconnection

Interconnection among public networks is mandatory in Brazil. Parties can freely negotiate the terms and conditions about technical points, economic discounts and rights/obligations, of the interconnection agreements. For rates, the regulations that apply follows: (i) interconnection for fixed network operator identifies as operator with Significant Market Power (Res. 588/2012), the maximum rate is established by ANATEL; (ii) in relation to the use of mobile operators network (Res. 438/2006), rates may be agreed between the parties, however, if the parties fail to reach a consensus, particularly regarding charges to fixed operators (Res. 576/2011) ANATEL imposes the rates to be used. In general, operators shall maintain public offers of interconnection conditions.

Competition law

Brazilian competition regulation is based on Law No. 12,529 of November 30, 2011, which generally prohibits any practice aimed at restricting free competition, dominating the relevant market of goods or services, arbitrarily increasing profits, or abusively exercising dominant market position. The Administrative Council for Economic Defense, or CADE, is the agency authorized to enforce the competition rules.

The new antitrust law has brought important changes, specially the establishment of a pre-merger notification regime, with new turnover thresholds (one participant with gross revenue of BLR750 million in Brazil and other participant with gross revenue of BRL75 million in Brazil) and maximum time length for merger review procedure (240 days, extendable to 330 days).

Recent regulatory developments

In June 2011 the new General Plan of Universal Service Goals was approved, which is applicable into 2011-2015 periods. The new Plan establishes goals on public telephony in large cities, and establishes the installation of public telephones in remote areas. Along with the approval of the Plan, Telefónica has signed the revised Concession

2012 Consolidated Financial Statements

Agreement for STFC, valid for the period from 2011 to 2015, when there should be further review of its terms. The main change brought refers to the end of restrictions for Concessionaries on operations of cable TV, which allowed Telefónica to exercise the option to purchase full control of the TVA (the cable TV company in the Abril Group).

In October 2011 Anatel approved the Regulation of Adjustment for Fixed-Mobile Rates, which provides for the progressive reduction of these rates through a reduction factor, to be deducted from inflation. This reduction factor is 18% in 2012, 12% in 2013 and 10% in 2014. The absolute reduction in the public rates should be passed on to mobile interconnection rates (VU-M).

ANATEL has also approved, in October 2011, the General Plans of Quality Service Goals to Multimedia Communication Services (MCS) and to Personal Mobile Services (PMS).

In March, 2012, ANATEL has approved the Regulation of the Conditional Access Service, which establishes the rules of the paid TV service.

In May 2012, ANATEL published a new Regulation of Industrial Exploration of Dedicated Lines, approved by Resolution n. 590/2012 which set new conditions for characterizing Standard Service (subject to public offer), a fine for delay in installation, possibility of discount depending on volume and contract period. Along with such regulations ANATEL published the publication of new reference values (Act n. 2716/2012).

In November 1st, 2012, ANATEL has published the General Plan of Competition, which, in general, provides ex-ante obligations for telecommunications providers that, according to the methodology set forth in the document, identify Significant Market Participation (SMP) in the various relevant markets identified as critical for the development of competition in the telecommunications industry. The ex-ante obligations include measures of price transparency and market conditions and specific rules for composition of conflicts between agents, such as: (i) mandatory submission and approval of offerings of reference in the wholesale market and warranty service requests from other players that correspond to 20% of the physical network of the SMP companies, (ii) transparency measures as the creation of a Data Base and Wholesale Supervisor Entity,  (iii) specifically for providers acting in the mobile termination market (interconnection): full billing between undertakings with SMP, and Bill & Keep decreasing between SMP and non-SMP (80/20% between 2013 and 2014, 60/40% in 2015 and full billing from 2016).

Telefónica Group, including VIVO, has been identified as an operator with SPM in the following markets: (i) fixed network infrastructure access for data transmission in copper pairs or coaxial cables at speeds up to 10 Mbps in the region of São Paulo, (ii) wholesale fixed network infrastructure to transport local and long distance transmission at speeds up to 34 Mbps in the region of São Paulo, (iii) passive towers, ducts and trenches infrastructure throughout Brazil; (iv) call termination on mobile network in Brazil, and (v) national roaming market throughout Brazil.

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

2012 Consolidated Financial Statements

Throughout 2011, COFETEL issued several resolutions as a result of different interconnection disputes submitted by several operators. In such resolutions, COFETEL determined a mobile termination charge (“MTC”) for Telefónica, as well as for other mobile operators, of $0.3912 Pesos per minute, billed per second without rounding. Telefónica México has appealed on an administrative basis such resolutions from COFETEL. Such appeals are still pending to be resolved. In May 2011, Mexico’s National Supreme Court of Justice ruled that no court suspensions shall be granted to the effects of COFETEL´s resolutions relating to interconnection matters as it understood that it affects the public interest. Up until now Cofetel has not resolved applicable rate for 2012.

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

Competition law

The Federal Economic Competition Law enacted in 1992 and amended on June 28, 2006 and on May 10, 2011, prohibits monopolies and any practices that tend to diminish, harm or impede competition in the production, processing, distribution or marketing of goods and services.  The Federal Competition Commission, or COFECO, is the administrative body empowered to enforce the Law.

Venezuela

In December 2009, a new regulation applicable to all subscription TV service providers was enacted by CONATEL, the national regulatory authority, which mandates the inclusion (12%) of national production services (channels in which both reception and diffusion of sound and images take place in the country to later transmit it by means of subscription TV service providers) in regular programming packages. The implementation of the provisions and obligations under the Order was made since its enactment.

An Administrative Decision on Services Agreements (Providencia n° 1302 sobre Condiciones Generales de los Contratos de Servicios de Telecomunicaciones) was adopted, which included various regulations aimed at consumer protection. As a consequence of this regulation (2009), Telefónica Venezolana, C.A. proceeded to adapt all of its nine services agreements to fulfill all the conditions and impositions established. Since late 2011 we have all the approvals for service contracts models.

Prices and tariffs

Under new Venezuelan regulations, the free-pricing system for telecommunication services remains the same, except for basic telephony services (Local, LDN and LDI) and services rendered under universal service obligations; however, the regulatory entity may, considering CONATEL’s opinion, alter prices for telecommunication services for “public interest reasons”. The amendment does not define the term “public interest reasons”.

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

2012 Consolidated Financial Statements

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

On June 11, 2012, Law No. 20,599 was published. It regulates the installation of antennas stations and transmitters of telecommunication services.

In 2012, the telephone numbers portability was enabled in accordance with the calendar established by Subtel.

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

The Competition Tribunal ruled in January 2009 that only some local telephone services were to be subject to tariff regulation (line connections, monthly fixed charges, variable traffics charges, and public payphone services are excluded).  Accordingly, it was determined that every local telephone company, within its service zones, would be regulated with respect to tariff levels and structure.  In addition, Telefónica Chile, in its capacity as a “SMP operator” (except in regions where other companies are the SMP operators), is regulated on a non-price basis, with requirements that it not engage in discriminatory pricing and that it give previous notice of plans and packages.

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

On July 16, 2011 the Net Neutrality Act entered into force. Additionally, Long Distance Service was eliminated in the period between October and November 2011, in some regions of the country. Moreover, at the beginning of year 2014, Long Distance service will be completely eliminated in all regions of Chile if previously approved by the Competition Tribunal. A system of early alert was enabled in the mobile networks to inform opportunely the population in cases of catastrophe.

Through instruction No. 2, of 12.18.2012 , the Competition Tribunal orders that mobile companies may not sale plans with different pricing for calls on-net and off-net, from the next access charges Decree (February 2014). In addition, it authorizes pack of fixed and mobile services with discount since the entry into service of the LTE concession.

Interconnection

Interconnection is obligatory for all license holders with the same type of public telecommunications services and between telephony public services and intermediate services that provide long distance services.  The same requirement applies to holders of those intermediate service licenses, who are required to interconnect their networks to the local telephone network.

2012 Consolidated Financial Statements

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

Competition law

The principal regulation concerning competition in Chile is Decree No. 211 of 1973, whose current text was established in Decree Nº 1 of 2005 (Ministry of Economía, Fomento y Reconstrucción).  Pursuant to the provisions of this law, acts or behavior involving economic activities that constitute abuse of a dominant market position, or limit, restrain, or distort free competition in a manner that injures the common economic interest in the national territory are prohibited. This law prohibits, among others: a) the express or tacit agreements between competitors, or concerted practices between them, conferring them the power market; b) abuse of a dominant position; c) predatory or unfair competition practices carried out in order to obtain, maintain or enhance a dominant position.  The Competition Tribunal deals with infringements of competition law.

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

2012 Consolidated Financial Statements

Furthermore, on October 15, 2012, became effective the resolution SC 45/2012 of the Secretary of Communications, which provides that the mobile phone companies should only bill to its clients the minutes since the call to be serviced by the receiver or his message box.

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

In February 2011, the Argentine government announced the end of an investigation into monopolistic concentration by the country’s anti-trust authorities, ratifying the fine (104,692,500 Argentine pesos) imposed on Telefónica for late filing of notification of the transaction. Then in February 2011 the fine was reduced to 50,000,000 Argentine pesos.

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

During 2009 the Colombian telecommunications regulator, Comisión de Regulación de Comunicaciones or CRC, identified the telecommunications relevant markets and operators with SMP and established certain ex ante regulations. In 2009 and 2011, CRC deregulated retail prices for fixed and mobile services. The exception is mobile voice retail market where Claro-America Móvil (Telefonica’s competitor) has been identified as a SMP operator by CRC. In January 2013, CRC imposes the following measures: to anticipate to January 30th, 2013 the application of the regulated rates (previously set for 2015) meanwhile, the rest of the operators continue with the propose of reduction provided by Resolution 3136 of 2011 and, Claro must ensure that off-net prices which are offered to all of its users (prepaid and postpaid) are less than or equal to on-net prices.

Interconnection

Mobile and fixed operators in Colombia have the right to interconnect to other operators’ networks.  Before the intervention of regulatory authorities, operators must attempt direct negotiations.  Interconnection must assure compliance with the objectives of non-discriminatory treatment, transparency, prices based on costs plus a reasonable profit and promotion of competition.

2012 Consolidated Financial Statements

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

In 2011, the CRC issued a progressive reduction on mobile termination charges from 2012- 2015 and they initiated an administrative action particularly against COMCEL (America Mobile Group) considered as a significant market power operator. On May 2011, a new regime for the protection of convergent consumers was adopted and on August 2011 a new regime for interconnection for convergent networks, introducing conditions for access by content and applications providers came into force. Furthermore, On December 2011, CRC adopted the conditions for the provision of content and applications in mobile networks setting a new numbering management plan and has fixed price caps for the SMS between operators, applicable from January 1, 2012 to December 31, 2014. Also, CRC has established quality conditions for the provision of the Internet mobile service. The regulator has also approved conditions for Net Neutrality allowing different offers according to the consumer profile but prohibiting discriminatory behavior.

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

On July, 2012 the Peruvian Congress approved the Law of Promotion of the Broad Band and Construction of the National Fiber Optic Backbone, Law N° 29904.

This Law declares of public necessity: (i) the construction of the National Fiber Optic Backbone which will be entitled to the government to make possible the connectivity by the broad band, and; ii) the access and use of the infrastructure associated with the public services of energy and hydrocarbon to facilitate the display of the telecommunication network for the provision of the broad band.

In addition, Law N° 29904 implies that operators of electric, transport and hydrocarbon infrastructure projects will have to install fiber optic that will be entitled to the State and will be given in concession to other telecommunication operators.

Law N° 29904 also establishes that a percentage of the capacity of the National Fiber Optic Backbone will be reserved for the Government to satisfy its necessities.

The emission of the Law regulation is pending.

2012 Consolidated Financial Statements

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

On September 24, 2012 OSIPTEL fixed in S/0.0023 per second (not including taxes) (S/0.33 per minute, taxes included) the maximum rate applicable to local calls made from Telefónica del Perú S.A.A’s fixed telephones to mobile telephones. This new rate is in force since October 1, 2012.

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

Concessions for the use of spectrum are auctioned through a competitive, non-discriminatory procedure. Telefónica Móviles España holds rights to provide mobile services in certain spectrum bands. The main concessions are as follows:

Band	Duration	End date	Renewal period
800 MHz(2x10 MHz)	15 years	December 31, 2030	------
900 MHz (2x9.8 MHz)	20 years	February 4, 2015	Extension requested 2x1 MHz until December 31, 2030
900 MHz (E- GSM) (2X4 MHz)	20 years	June 6, 2025	Extension requested until December 31, 2030
900 MHz (2x9.8 MHz)	15 years	December 31, 2030	------
DCS-1800 (2x10 MHz)	20 years	July 24, 2028	Extension requested until December 31, 2030
2.1 GHz (2x15 MHz + 5 MHz)	20 years (+10 years extension)	April 18, 2020 (April 18, 2030)	10 years
2.6 GHz	19 years	December 31, 2030	------
All concessions, except the 2.1 GHz band, have technological neutrality

United Kingdom

Telefónica O2 UK has provided GSM services since July 1994. This license is for an indefinite period. In April 2000, Telefónica UK obtained a UMTS license expiring on December 13, 2021 (2 x 10 MHz + 5 MHz). In January 2011, this license was modified to enable the UMTS roll-out on the 900 MHz (2 x 17.4 MHz) and 1800 MHz (2 x 5.8 MHz) frequency

2012 Consolidated Financial Statements

bands. Telefónica UK may apply for indefinite validity for his license. To be eligible, it must agree to provide coverage to 90% of the population.

On February 20, 2013, Telefónica UK won two 10 MHz of spectrum in the 800 MHz band for the rollout of a nationwide 4G network, for an investment of approximately 645 million euros.

Ofcom is also considering EE's proposal to grant frequencies in the 1800 MHz spectrum to H3G.

Germany

Telefónica Germany obtained a GSM license for the 1800 MHz frequency band in October 1998, as well as a separate license for the 900 MHz band in February 2007 (GSM 900 2 x 5 MHz and GSM 1800: 2 x 17.4 MHz).  The GMS licenses expire on December 31, 2016. In August 2000, Telefónica Germany obtained a UMTS license expiring on December 31, 2020 (2 x 9.9 MHz). In May 2010, after a spectrum auction, Telefónica Germany acquired 10 MHz in the 800 MHz band (Digital Dividend), 20 MHz in the 2.6 GHz band (paired), 10 MHz in the 2.6 GHz band (unpaired), 5 MHz in the 2.0 GHz band (paired), and 20 MHz in the 2.0 GHz band (unpaired). These licenses expire in 2025. The assigned frequencies may be used for any technology.

These licenses are for a set period of time, although they may be renewed.

On October 21, 2011, amid the reform process, the regulator resolved to not redistribute spectrum in the 900 MHz frequency, allowing Telefónica Germany to keep the spectrum allotted to it.

Additionally, considering that the current licenses for 900 MHz and 1800 MHz frequencies expire at the end of 2016, the regulatory authority launched a public consultation to identify demand for spectrum in those bands as from 2017. A decision is expected in 2013.

In November 2012, the FNA published a scenario paper containing four potential scenarios regarding the future of spectrum. The scenarios range from prolongation over an isolated awarding scenario of the GSM licenses to scenarios that contain the allocation of the GSM spectrum together with additional spectrum that is expected to be available with the years to come. The scenario paper is open for discussion. Input is called for until January 31st 2013. BNetzA stated that it plans to publish a draft decision based on the input on the scenario paper.

Czech Republic

Telefónica Czech Republic provides electronic mobile communications services in the 900 MHz and 1800 MHz bands, under the GSM standard, in accordance with Czech Telecommunications Office licenses valid until February 7, 2016;in the 2100 MHz band under the UMTS standard, valid until January 1, 2022; and in the 450 MHz band for CDMA 2000, valid until February 7, 2011. The Czech government has granted an individual license to operate the CDMA network, which is valid under November 30, 2013. The amendment to the Electronic Communications Law, which took effect on January 1, 2012, grants Telefónica Czech Republic (as the previous license holder) the right to obtain a new license in the same 450 MHz frequency without having to participate in a selection process.

On July 2012, Czech Telecommunication Office (CTO) launched a public tender for the award of the rights to use radio frequencies for providing a public communications network in the 800 MHz, 1800 MHz and 2600 MHz bands. Applications were submitted by Telefónica Czech Republic, T-Mobile Czech Republic, Vodafone Czech Republic and PPF Mobile Services. All applications were approved from the formal point of view and accepted. This auction process is expected to end at the beginning of year 2013.

Slovakia

On September 7, 2006, Telefónica Slovakia secured a license for supplying electronic communications services through the public network using the GSM and UMTS mobile network standards. The license was granted for 20 years and expires in September 2026.

Awardal of the 800 MHz and 2.6 GHZ spectrum will take place in the first or second quarter of 2013, through an electronic auction. The TUSR is currently selecting an advisor for the process.

2012 Consolidated Financial Statements

Ireland

Since March 1997, Telefónica Ireland has been providing GSM services under a license granted in May 1996. The GSM 900 license is for a 15-year period (GSM 900: 2 x 7.2 MHz). In May 2011, the company was granted a provisional license to extend the validity of its license until January 2013. In 2000, Telefónica Ireland secured another GSM 1800 (2 x 14.4 MHz) license for a 15 year period. In October 2002, the company obtained a 20-year UMTS license (2 x 15 MHz + 5 MHz).

ComReg auctioned off 800 MHz, 900 MHz and 1800 MHz band spectrum in a multi-band auction held in the first quarter of 2012. In the auction, Telefónica Ireland obtained the packages shown in the chart below. The company paid 125 million euros for spectrum licenses in respect of advance fees, and over 100 million euros in usage costs for the entire license period.

Frequency bands	Period	Packages
800 MHz	2013-2015	2 x 10 MHz
	2015-2030	2 x 10 MHz
900 MHz	2013-2015	2 x 10 MHz
	2015-2030	2 x 10 MHz
1800 MHz	2013-2015	-
	2015-2030	2 x 15 MHz

Brazil

In Brazil, concessions are awarded for providing services under the public system, while authorizations are granted for providing private system services. The only service provided under both systems is the Commuted Fixed Telephony Service (CFTS). All other services are provided under the private system.

In the state of São Paulo, Telefónica Brasil provides local and national long-distance CFTS under the public regime, and provides international and long-distance CFTS and broadband services under the private system. In the remaining states of Brazil, Vivo provides local and long-distance CFTS service, personal mobile service and broadband services, all under the private regime.

In 2005, Telefónica Brasil’s concession arrangements for providing local and long-distance (national) services were extended for an additional 20-year period. In conjunction with the approval of the General Universal Service Targets Plans (GUSP), Telefónica signed the Commuted Fixed telephony service (CFTS) concession  contract covering the period from 2011 to 2015. The terms of the concession will come up for review in 2015.

Telefónica Brasil’s authorization for local and long-distance services under the private system was granted for an unlimited period of time. On September 5, 2011, these licenses were transferred to Vivo.

Telefónica Brasil also holds an authorization to provide broadband data services under the private system in the state of São Paulo, for an unlimited period of time.

Licenses for personal mobile services (PMS) carry the right to provide mobile services for an unlimited period of time. However, the use of spectrum is restricted in accordance with the specific license conditions. All Telefónica's Brazilian mobile telephone authorizations were granted to Vivo as follows:

•	Vivo-Rio Grande do Sul, except Pelotas, Capão do Leão, Morro Redondo and Turuçu (“A” band) until 2022 (renewed in 2007)

•	Vivo-Rio de Janeiro (“A” band) until 2020 (renewed in 2005)

•	Vivo-Espírito Santo (“A” band) until 2023 (renewed in 2008)

•	Vivo-Bahia (“A” band) and Vivo-Sergipe (“A” band) until 2023 (renewed in 2008)

2012 Consolidated Financial Statements

•	Vivo-São Paulo (“A” band) until 2023 or 2024 (renewed in 2008) for the cities of Ribeirão Preto and Guatapará (renewed in 2009)

•	Vivo-Paraná/Santa Catarina (“B” band) until 2013

•	Vivo-Distrito Federal (“A” band) until 2021 (renewed in 2006)

•	Vivo-Acre (“A” band), Vivo-Rondônia (“A” band), Vivo-Mato Grosso (“A” band) and Vivo-Mato Grosso do Sul (“A” band) until 2024 (renewed in 2009)

•	Vivo-Goiás/Tocantins (“A” band) until 2023 (renewed in 2008)

•	Vivo-Amazonas/Roraima/Amapá/Pará/Maranhão (“B” band) until 2013

•	Vivo Minas Gerais (“A” band) until 2023 (renewed in 2008)

•	Vivo for the cities in which CTBC Telecom operates in the state of Minas Gerais (“E” band) until 2020

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

In December 2007, ANATEL auctioned off 15 blocks in the 1900 MHz band (“L” band) nationwide. Vivo won 13 blocks throughout Brazil, except in the northern region and the towns of Londrina and Tamarana in the state of Paraná. The spectrum licenses, along with the related renewal dates, are as follows:

•	Vivo-Rio Grande do Sul (“L” band) until 2022 (renewed in 2007) including cities in the Pelotas metropolitan area

•	Vivo-Rio de Janeiro (“L” band) until 2020 (renewed in 2005)

•	Vivo-Espírito Santo (“L” band) until 2023 (renewed in 2008)

•	Vivo-Bahia (“L” band) and Vivo-Sergipe (“L” band) until 2023 (renewed in 2008)

•
Vivo-São Paulo (“L” band) until 2023 (renewed in 2008), the cities of Ribeirão Preto, Guatapará and Bonfim Paulista (renewed in 2009) until 2024, and the cities where CTBC Telecom operates in the state of São Paulo until 2022

•	Vivo-Paraná (excluding the cities of Londrina and Tamarana)/Santa Catarina (“L” band) until 2013

•	Vivo-Federal District (“L” band) until 2021 (renewed in 2006)

•
Vivo-Acre (“L” band), Vivo-Rondônia (“L” band), Vivo-Mato Grosso (“L” band) and Vivo-Mato Grosso do Sul (“L” band) until 2024 (renewed in 2008) and the city of Paranaíba de Mato Grosso do Sul until 2022

•	Vivo-Goiás/Tocantins (“L” band) until 2023 (renewed in 2008) and the cities where CTBC Telecom operates in the state of Goiás until 2022

•	Vivo-Alagoas/Ceará/Paraíba/Piauí/Pernambuco/Rio Grande do Norte (“L” band) until 2022

License renewals for the “L” band must be requested between 36 and 48 months in advance of the expiry date  Spectrum rights may be renewed only once, for a 15-year period. After this period, the license must be renegotiated.

2012 Consolidated Financial Statements

In April 2008, ANATEL auctioned off 36 blocks 2100 MHz band (3G licenses). Vivo obtained nine in the “J” band through Brazil, enabling it to provide nationwide 3G coverage. The spectrum licenses, along with the related renewal dates, are as follows:

•	Vivo-Rio Grande do Sul (including cities in the Pelotas metropolitan area) (“J” band) until 2023

•	Vivo-Rio de Janeiro (“J” band) until 2023

•	Vivo-Espírito Santo (“J” band) until 2023

•	Vivo-Bahia (“J” band) and Vivo-Sergipe (“J” band) until 2023

•	Vivo-São Paulo (including the cities of Ribeirão Preto, Guatapará and Bonfim Paulista and the cities where CTBC Telecom operates in the state of São Paulo) (“J” band) until 2023

•	Vivo-Paraná (including the cities of Londrina and Tamarana)/Santa Catarina (“J” band) until 2023

•	Vivo-Federal District (“J” band) until 2023

•	Vivo-Acre (“J” band), Vivo-Rondônia (“J” band), Vivo-Mato Grosso (“J” band) and Vivo-Mato Grosso do Sul (including the city of Paranaíba) (“J” band) until 2023

•	Vivo-Goiás (including the cities where CTBC Telecom operates in the state of Goiás)/Tocantins (“J” band) until 2023

•	Vivo-Alagoas/Ceará/Paraíba/Piauí/Pernambuco/Rio Grande do Norte (“J” band) until 2023

•	Vivo-Amazonas/Roraima/Amapá/Pará/Maranhão (“J” band) until 2023

•	Vivo-Minas Gerais (including the cities where CTBC Telecom operates in the state of Minas Gerais) (“J” band) until 2023

License renewals for the “J” band must be requested between 36 and 48 months in advance of the expiry date.  Spectrum rights may be renewed only once, for a 15-year period. After this period, the license must be renegotiated.

In December 2010, ANATEL auctioned off 169 licenses in the 900 MHz, 1800 MHz and 2100 MHz frequencies. Vivo secured 23 blocks: 14 in 1800 MHz frequency band “D”, “E”, “M” and extension bands, and 9 in the 900 MHz extension bands, giving it nationwide coverage in the 1800 MHz frequency band.  The spectrum licenses are up for renewal in 2023.

•	"M" Band (1800 MHz) in the Federal District and the states of Paraná, Santa Catarina, Rio Grande do Sul, Goiás, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondônia and Acre

•	Extension of the 1800 MHz band throughout the State of São Paulo

•	“D" Band (1800 MHz) in the cities of Pelotas, Morro Redondo, Capão do Leão and Turuçu in the state of Rio Grande do Sul

•	"E" Band (1800 MHz) in the states of Alagoas, Ceará, Paraíba, Piauí, Pernambuco and Rio Grande do Norte

•	Extension of the 900 MHz band in the State of Rio de Janeiro

•	Extension of the 900 MHz band in the State of Espírito Santo

•
Extension of the 900 MHz band in the States of Goiás, Tocantins, Mato Grosso do Sul, Mato Grosso, Rondônia, Acre and the Federal District, with the exception of the cities of Paranaíba in the state of Mato Grosso do Sul and the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the state of Goiás

•	Extension of the 900 MHz band in the State of Rio Grande do Sul, with the exception of the cities of Pelotas, Morro Redondo, Capão do Leão and Turuçu

2012 Consolidated Financial Statements

•	Extension of the 900 MHz band in the cities of registry area number 43 in the state of Paraná with the exception of the cities of Londrina and Tamarana

•	Extension of the 900 MHz band in the States of Paraná and Santa Catarina with the exception of the cities of registry area number 43 in the state of Paraná and the cities of Londrina and Tamarana

•	Extension of the 900 MHz band in the state of Bahía

•	Extension of the 900 MHz band in the state of Sergipe

•	Extension of the 900 MHz band in the states of Amazonas, Amapá, Maranhão, Pará and Roraima

•	Extension of the 1800 MHz band in the state of São Paulo, with the exception of the cities in the metropolitan area of São Paulo and the cities where CTBC Telecom operates in the state of São Paulo

•	Extension of the 1800 MHz band in the states of Amazonas, Amapá, Maranhão, Pará and Roraima

•	Extension of the 1800 MHz band in the city of Paranaíba in the state of Mato Grosso do Sul

•	Extension of the 1800 MHz band in the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the state of Goiás

•	Another extension of the 1800 MHz band in the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the state of Goiás

•	Extension of the 1800 MHz band in the states of Rio do Janeiro, Espírito Santo, Bahía and Sergipe

•	Extension of the 1800 MHz band in the states of Amazonas, Amapá, Maranhão, Pará and Roraima

•	Extension of the 1800 MHz band in the states of Alagoas, Ceará, Paraíba, Piauí, Pernambuco and Rio Grande do Norte

•
Extension of the 1800 MHz band in the city of Paranaíba in the state of Mato Grosso do Sul, and the cities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão, in the state of Goiás

•	Extension of the 1800 MHz band in the cities of Londrina and Tamarana in the state of Paraná

In April 2012, ANATEL auctioned off 273 licenses in the 450 MHz and 2500 MHz bands. Vivo secured an "X" block (20 + 20 MHz) in the 2500 MHz band nationwide, which entails the obligation and right to use the 450 MHz band in the states of Alagoas (AL), Ceará (CE), Minas Gerais (MG), Paraíba (PB), Pernambuco (PE), Piauí (PI), Rio Grande do Norte (RN) and Sergipe (SE), as well as in the areas identified by national codes 13, 14, 15, 16, 17, 18 and 19, in the state of Sao Paulo (SP).

•	Vivo Brazil (Banda "X" - 2500 MHz) until 2027 (associated with personal mobile services)

•	Vivo AL, CE, MG, PB, PE, PI, RN, SE (450 MHz) until 2027 (associated with FSTS and personal mobile services)

•	Vivo in the areas identified by national codes 13, 14, 15, 16, 17, 18 and 19, in the state of São Paulo (SP), until 2027 (associated with significant market power and personal mobile services)

Spectrum rights may be renewed only once, for a 15-year period. After this period, the license must be renegotiated.

It is also worth highlighting that Vivo has a multimedia communication services (MCS) license allowing it to provide nationwide service for an unlimited period of time. Telefónica International Wholesale Services Brasil Ltda. also has a MCS license, although it is limited to the São Paulo area.

2012 Consolidated Financial Statements

The following companies hold paid TV licenses (at present, such licenses are now being granted under conditional access service authorizations): Telefónica Sistemas de Televisión S/A, A. Telecom S/A, TVA Sul Paraná S/A and Comercial Cabo TV São Paulo S/A. Meanwhile, A. Telecom, Ajato Telecomunicações Ltda. Comercial Cabo and Telefónica International Wholesale Services Brasil Ltda. hold MCS licenses.

Mexico

Authorizations to provide mobile telephone services in Mexico (mobile and personal communications services (PCS) in the 800 MHz and 1900 MHz bands, respectively) are granted through concessions.

Telefónica Móviles México and its subsidiaries and investees hold 43 licenses for providing telecommunications services.

Mobile telephone services concessions in the “A” band (800 MHz) were initially granted in 1990 and were renewed in May 2010 for a 15-year period. In addition, at the same time a concession was granted for the installation, operation and development of a public telecommunications network for the same length as the aforementioned concessions (Baja Celular Mexicana, S.A. de C.V., Movitel del Noroeste, S.A. de C.V., Telefonía Celular del Norte, S.A. de C.V., Celular de Telefonía, S.A. de C.V.).

The subsidiary Pegaso Comunicaciones y Sistemas, S.A. de C.V. holds a concession for providing public telecommunications services, granted in 1998, and nine licenses for providing personal communications services in the 1900 MHz band, until 2018. These licenses are renewable for an additional 20-year period. Renewal has been requested for all licenses.

In April 2005, Telefónica México obtained four additional licenses in the same 1900 MHz band, for providing personal communications services for a 20-year period, with possible renewal for an additional 20-year period.

In addition, new concessions were awarded during 2010: eight spectrum concessions in the 1900 MHz band for providing personal communications services and for a greater bandwidth in regions 1, 2, 3, 4, 5, 6, 7 and 9, for a period of 20 years; and six new concessions in band 1.7 – 2.1 GHz to provide AWS services in regions 2, 3, 4, 5, 6, 7 and 9, for a period of 20 years.

The SCT also granted the following licenses to Grupo de Telecomunicaciones Mexicanas, S.A. de C.V. (GTM):

•      On June 24, 1998, GTM obtained a 20-year concession to install 23 GHz microwave links.

•      On December 13, 1999, GTM obtained a 20-year concession to install 7 GHz microwave links. This contract may be renewed.

•      On June 5, 2003, GTM obtained a 15-year concession to install a public telecommunications network to offer national and international long-distance service. This contract may be renewed.

•      On March 28, 2006, GTM was authorized to renew the concession to provide fixed and public telephone services throughout the country, for a 15-year period. This contract may be renewed.

•      On January 6, 2011, GTM was awarded the concession to install a public telecommunications network to offer pay TV and satellite data transmission services, for a 30-year period. This contract may be renewed.

•      On July 6, 2012, GTM was awarded the concession to install a public telecommunications network to provide satellite data transmission services, for a 20-year period. This contract may be renewed.

On July 6, 2012, GTM was awarded the concession to exercise transmission and reception rights in respect of frequency bands or signals associated with foreign satellites that cover and are able to provide services in Mexico, for a 20-year period. This contract may be renewed.

2012 Consolidated Financial Statements

Venezuela

Telefónica Venezolana, C.A. holds a mobile telephone concession for operating and offering mobile services in the 800 MHz band, with national coverage. This concession was granted in 1991 and expired on May 31, 2011. The concession was renewable for up to 20 years, at the discretion of CONATEL. In line with prevailing legislation, Telefónica Venezolana, C.A. submitted the application for renewal of the general 806-890 MHz and 890 to 902 concession (related to the provision of subscription TV services, land mobile radio communications, wireless telephone and data access network), to CONATEL, 90 days before their expiry. On May 31, 2011, CONATEL renewed these licenses for another 11 years. Pursuant to these renewals, the new expiry of the concessions is November 28, 2022.

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

In 2000, Telefónica Venezolana, C.A. received a general authorization for offering local, national long-distance and international long-distance telephone services and for operating telecommunications networks, for a 25-year period to December 15, 2025. In 2007, the remaining services provided by Telefónica Venezolana, C.A. were incorporated into this license, namely mobile, private networks, Internet access and transport services. On the same date, the company secured a concession for operating in the 1900 MHz band for a 15-year period until November 2022, renewable for a 10-year period.

By virtue of administrative order PADS-GST-00120, on March 31, 2011 the regulatory authority granted Telefónica Venezolana, C.A. a push-to-talk (PTT) licenses, whereby the company can offer PTT services nationwide in the bands assigned for mobile telephone use. The license expires on December 15, 2025, i.e. the same expiration date as its general HGT-001 license covering all the specific telecommunications services it can provide.

The additional 20 MHz block in the 1900 MHz band (specifically the portion between the 1945 MHz and the 1955 MHz bands) awarded to Telefónica Venezolana, C.A. during the public auction, was formalized through the concession contract signed between CONATEL and Telefónica Venezolana, C.A. on August 30, 2012.

Sistemas Timetrac, C.A. initially began operating under the 10-year concession no. SRMT-C-001 granted on July 30, 1996. While this concession expired on July 30, 2006, it was not until March 10, 2008 that CONATEL converted the licenses, granting the general HGTS-01268 license, which includes radiodetermination and telecommunications network creation and operation. The regulator set expressly the expiration of this license at September 23, 2010. On May 21, 2010, a request was submitted to renew the license, in accordance with notification received by the regulatory authority. By virtue of order PADS-SMT-00156, on March 21, 2012, CONATEL resolved to renew the aforementioned general authorization and concessions until September 2020.

Chile

Telefónica Chile holds the following telecommunications services licenses:

•
Local public telephony services. Telefónica Chile holds a renewable license for local telephone services in all regions of Chile, for a 50-year period. This license was awarded in 1982, except for the X and XI regions, which were incorporated into the license in 1995. In addition, Telefónica Chile holds other nationwide renewable licenses for local telephone services, exclusively targeting rural areas. It also holds a renewable nationwide license for public data transmission services for a period of 30 years from July 1995 and another four renewable licenses for public data transmission services for a period of 30 years from June 2008. Telefónica Chile also has a renewable nationwide license for public VOIP services, for a period of 30 years from August 2010.

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

2012 Consolidated Financial Statements

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

•
Public mobile telephone services. Since November 1989, Telefónica Móviles Chile has held licenses for an indefinite period for providing public mobile telephone services throughout Chile in the 800 MHz band. In addition, the company holds three licenses for providing nationwide mobile telecommunications services in the 1900 MHz band. These concessions may be renewed for successive 30-year periods from November 2002, at the request of the license holder. On August 3, 2012, SUBTEL announced the results of the public tender process, assigning Telefónica Móviles Chile S.A. a public service concession for fixed and/or mobile data transmission in the 2545 MHz - 2565 MHz and 2665 MHz - 2685 MHz bands (4G technology).

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

In addition, in 2000, Telefónica International Wholesale Services Chile S.A. (TIWS Chile) obtained the concession for intermediate telecommunications services, in order to install and put into operation an underwater fiber optic cable submarine cable, and to operate and develop a land fiber optic cable transmission system, in particular to provide services using the SAm-1 submarine cable system. The concession is for a 30-year period, and was modified in 2001 and 2005 to take into account new technological information.

Lastly, in 2011 TIWS Chile obtained a public service concession for the satellite transmission of mobile data, in order to operate in the "L" frequency band which enables Internet access and voice services.

Argentina

Telefónica de Argentina holds licenses, all of which have been granted for an unlimited period, allowing it to provide fixed telephone services, international telecommunications services, local services in the northern and southern regions; long-distance, international telecommunications services and data transmission in the northern region; and Internet and international data transmission access services.

Telefónica Móviles de Argentina’s licenses for providing mobile services include PCS licenses and the corresponding authorizations for using spectrum in different regions, as well as licenses for trunk services or closed groups of users, in different cities.

These licenses do not expire, although they may be cancelled by SECOM in the event of failure to comply with the license terms.

In 2001, Telefónica International Wholesale Services Argentina S.A. was granted with a license to provide telecommunications services (fixed or mobile, cable or wireless, national or international, with or without own infrastructure), allowing it to offer SAm-1 submarine cable services.

Colombia

In March 1994, Telefónica Móviles Colombia was awarded concessions for providing mobile services in the eastern region, along the Caribbean coast and in the western region, for a 10-year period, renewed for another 10 years to March 2014. Prior to that year, the company may waive the concessions, renew the spectrum use permit for a 10-year period,

2012 Consolidated Financial Statements

and subsequently negotiate an extension. If Telefónica Móviles Colombia continues to hold its current concessions until 2014, in that year it must seek registration as a telecommunications operator and request permission to use spectrum.

In 2011, Telefónica Móviles obtained a license via Resolution 2105 (2011) to operate 15 MHz spectrum in the 1900 frequency band after participating in an auction held by the Ministry of Information and Communications Technology. The Ministry requested applicants to send, by January 6, 2012, statements of interest in acquiring spectrum in the 1.7, 2.1 and 2.5 GHz bands in order to verify a plurality of participants in the allocation process.

In March and August 2012, the Colombian government published the preliminary benchmark terms for the auction of up to 225 MHz, distributed as follows: (i) AWS bands from 1,710 MHz to 1,755 MHz, along with 2,110 MHz up to 2,155 MHz, (ii) 1,850 MHz to 1,990 MHz band, and (iii) 2,500 MHz to 2,690 MHz band. The auction was initially expected to take place in December 2012, and is currently expected to occur in the first half of 2013. However, the terms and period for the public auction are still subject to change.

With respect to fixed telephone services, the law establishes an indefinite permit for all operators to operate as local exchange carriers, nationwide. Colombia Telecomunicaciones registered in November 8, 2011, enabling it to provide all telecommunications networks and services; e.g. long-distance carrier services, value-added services, domestic carrier services and mobile services.

Now, in due to the effects of the merger in which Colombia Telecomunicaciones absorbed Telefónica Móviles,  the concession to provide mobile services passes to the acquirer. At the same time, the titles that allowed Telefónica Móviles to provide carrier services and value added services ended. However, regarding that the law establishes a general and indefinite permission for telecommunications companies to offer different services than mobile services, Colombia Telecomunicaciones provides those, in use of that permit which was recognized by the ICT Ministry since November 8 of 2011.

In 2010, Telefónica International Wholesale Services Colombia S.A. became a registered operator and value-added service provider, enabling it to offer SAm-1 submarine cable services.

Peru

Telefónica del Perú, S.A.A. provides nationwide fixed telecommunications services according to two concessions granted on May 16, 1994 by the Ministry of Transport and Communications. The concessions were initially granted for 20 years, and may be partially renewed for additional five-year periods up to a maximum of 20 years. To date, three partial renewals extending the concession to November 27, 2027 have been approved.

Telefónica Móviles has four mobile services concessions, each for 20-year periods renewable, upon request, for equal periods. Although the two concessions for providing mobile service in Lima and Callao and one regarding the provision of mobile service in the rest of the country have expired, they are still in force according to Law, since the respective remain valid by law until the renewals proceedings are pending. Particularly, and regarding the renewal of such titles, on February 23, 2013, Resolution N° 091-2013-MTC/03 was published on the official newspaper “El Peruano”, stating that the renewal of the abovementioned concessions had been approved for an additional eighteen-year and ten months period. It also approved the addendum that will formalize such renewal and authorized to sign it within a maximum 60 working days period since the publication thereof. This addendum contains various obligations assumed by the Company in relation with geographical coverage and universal service. Telefónica Móviles also holds three 20-year concessions to provide domestic and international long-distance carrier services expiring between 2019 and 2022, three 20-year concessions to provide fixed mobile telephone services expiring between 2019 and 2028, and three concessions for local carrier services expiring between 2016 and 2022.

In 2003, Telefónica International Wholesale Perú S.A.C. secured a license to provide long-distance carrier service (non-switched). This license was modified in 2007 to take into account updated information on TIWS.

Ecuador

Otecel renewed the mobile telephone services concession under which it provides advanced mobile services, including 3G services. The concession expires in November 2023 and may be renewed for an additional 15-year period.

In addition, Otecel holds a fixed and mobile carrier services concession expiring in 2017. This concession may be renewed for an additional 15-year period. The different licenses for providing added-value mobile services and Internet access services expired in 2011. This license was renewed until June 2, 2021 and may be extended for another 10 years.

2012 Consolidated Financial Statements

Other countries in Latin America

Country	License/ Concession	Type of services	Spectrum	Band	Expiry
Costa Rica	Concession	Telecommunication services (7)	10.6 MHz/850 MHz		2026 (8)
30 MHz/1800 MHz
20 MHz/2100 MHz
El Salvador	Concession	Telecommunication services (1)	25 MHz/850 MHz	Band B	2018(2)
	Concession	Telecommunication services (1)	30 MHz/1900 MHz	Band C	2021
Guatemala	Concession	Telecommunication services (1)	80 MHz/1900 MHz	Bands B, C, E and F	2014(3)(9)
	Concession	Telecommunication services (1)			2014(3)(9)
	Concession	Telecommunication services (1)			2014(3)(9)
Nicaragua	Concession	Mobile telecommunication services	25 MHz/850 MHz	Band A	2023(4)
	Concession	Mobile telecommunication services	60 MHz /1900	Bands B, D, E and F	2023(4)
Panama	Concession	GSM/UMTS	25 MHz /850	Band A	2016(5)
			10 MHz/1900 MHz	Band F
Uruguay	License	Mobile telephone	25 MHz/800 MHz		2022-2024(6)(10)
(1) In accordance with the Telecommunications Law all of these concessions were granted to provide any type of telecommunication services.
(2) Concessions for the use of spectrum are granted for a period of 20 years and may be renewed for additional 20 year periods once the procedures established by the Telecommunications Law are fulfilled.
(3) These concessions are granted for a period of 15 years and may be renewed for successive 15 year periods at the holder’s request.  In order to renew a concession the holder must prove to the regulatory agency that the spectrum has actually been used during the prior 15-year period.   These concessions expire in 2014. In Guatemala, the concessions to grant mobile phone services expire in April and November of 2014. The request for renewal has to be made in June 2013 and January, 2014.
(4) Telefonía Celular de Nicaragua, S.A. (TCN) obtained a concession in 1992 for a period of 10 years to use the 25 MHz spectrum in band A of 800 MHz in order to provide mobile telecommunication services. This concession was renewed for a period of 10 years from August 2013 until July 2023. The regulatory agency awarded TCN additional spectrum of 65 MHz in bands B, D, E and F of 1900. The concession may be renewed for an additional 10-year periods via negotiation with TELCOR two years in advance of the expiry of the current concession, subject to compliance by the operator with certain conditions.
(5) The concession is valid for 20 years and expires in 2016. It is renewable for an additional period in accordance with the concession contract. The Government of Panama granted the right to use 10 MHz (5+5) in the 1900 MHz until 2016, which can be renewed for a further period. In January 2013 the company has file a request for the renewal of the concession. Its terms have to be agreed with the government of Panama.
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
(9) The Guatemala Congress modified the Telecommunications Law, increasing the use period to 20 years for radio, television and telephone frequency. These modifications entered into force on December 6, 2012. Operators were granted a 90-day period to request a change in usage certificate from the regulatory agency. Upon expiry of the period, an extension for a similar period may be requested. At present, Telefónica Guatemala is in the process of changing its usage certificate.
(10) The Uruguayan telecommunications regulator URSEC has opened a spectrum auction. Interested companies have been invited to request bidding documents before February 26. The awardees are expected to be announced on March 13.

2012 Consolidated Financial Statements

The government is auctioning off two spectrum blocks in the 900 MHz frequency band, six blocks in the 1900 MHz band, and nine blocks in the frequency band from 1700 MHz to 2100 MHz. The minimum auction price for each 5+5 MHz block has been set at 7.5 million US dollars. Interest is primarily focused on the lower bands (900 MHz), which correspond to 4G technology. Only two blocks are available in these bands, one of which will be assigned to the state company ANTEL, which is directly assured the 40 MHz band. The remaining block will be awarded to the best bidder.

In 2007, Telefónica International Wholesale Services Ecuador S.A. secured a permit from the National Telecommunications Ministry to provide submarine cable capacity, allowing it to offer SAm-1 submarine cable services.

In 2000, Telefónica International Wholesale Services Guatemala S.A. was registered with the Superintendency of Telecommunications as a commercial network operator, allowing it to offer SAm-1 submarine cable services.