Form 20-F
period 2013-12-31
TELEFONICA S A
filed 2014-03-21
CIK 814052

As filed with the Securities and Exchange Commission on March 21, 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _____ to _____
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-09531

TELEFÓNICA, S.A.
(Exact name of Registrant as specified in its charter)

KINGDOM OF SPAIN
(Jurisdiction of incorporation or organization)

Distrito Telefónica, Ronda de la Comunicación, s/n
28050 Madrid, Spain
(Address of principal executive offices)

Consuelo Barbé Capdevila, Securities Market and Corporate Governance Legal Department
Distrito Telefónica, Ronda de la Comunicación, s/n, 28050 Madrid, Spain
Tel. +34 91 482 3733, Fax. +34 91 482 3817, e-mail: amv@telefonica.com

Pablo Eguiron Vidarte Ponce, Head of Investor Relations,
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

Guarantees** by Telefónica, S.A. of the $1,250,000,000 Fixed Rate Notes Due 2015; $900,000,000 Fixed Rate Guaranteed Senior Notes Due 2015; $1,250,000,000 Fixed Rate Guaranteed Senior Notes Due 2016; $1,250,000,000 Fixed Rate Guaranteed Senior Notes Due 2016; $700,000,000 Fixed Rate Guaranteed Senior Notes Due 2017; $1,250,000,000 Fixed Rate Guaranteed Senior Notes Due 2018; $1,000,000,000 Fixed Rate Notes Due 2019; $1,400,000,000 Fixed Rate Guaranteed Senior Notes Due 2020; $1,500,000,000 Fixed Rate Guaranteed Senior Notes Due 2021; $750,000,000 Fixed Rate Guaranteed Senior Notes Due 2023; $2,000,000,000 Fixed Rate Guaranteed Senior Notes Due 2036; each of Telefónica Emisiones, S.A.U.; and of the $1,250,000,000 Fixed Rate Guaranteed Senior Notes Due 2030 of Telefónica Europe, B.V.
New York Stock Exchange

*	Not for trading, but only in connection with the listing of American Depositary Shares, pursuant to the requirements of the New York Stock Exchange.
**
Not for trading, but only in connection with the listing of the $1,250,000,000 Fixed Rate Notes Due 2015; $900,000,000 Fixed Rate Guaranteed Senior Notes Due 2015; $1,250,000,000 Fixed Rate Guaranteed Senior Notes Due 2016; $1,250,000,000 Fixed Rate Guaranteed Senior Notes Due 2016; $700,000,000 Fixed Rate Guaranteed Senior Notes Due 2017; $1,250,000,000 Fixed Rate Guaranteed Senior Notes Due 2018;  $1,000,000,000 Fixed Rate Notes Due 2019; $1,400,000,000 Fixed Rate Guaranteed Senior Notes Due 2020; $1,500,000,000 Fixed Rate Guaranteed Senior Notes Due 2021; $750,000,000 Fixed Rate Guaranteed Senior Notes Due 2023; $2,000,000,000 Fixed Rate Guaranteed Senior Notes Due 2036; each of Telefónica Emisiones, S.A.U. and $1,250,000,000 Fixed Rate Guaranteed Senior Notes Due 2030 of Telefónica Europe, B.V. (wholly-owned subsidiaries of Telefónica, S.A.)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each class of capital stock of Telefónica, S.A. at December 31, 2013 was:

Ordinary Shares, nominal value 1.00 euro per share: 4,551,024,586

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐No ☐

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

Item 17 ☐Item 18 ☐

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

Such forward-looking statements are not guarantees of future performance and involve numerous risks and uncertainties, and actual results may differ materially from those anticipated in the forward-looking statements as a result of various factors. The risks and uncertainties involved in our business that could affect the matters referred to in such forward-looking statements include but are not limited to:

•	changes in general economic, business or political conditions in the domestic or international markets in which we operate or have material investments that may affect demand for our services;

•	exposure to currency exchange rates, interest rates or credit risk related to our treasury investments or in some of our financial transactions;

•	existing or worsening conditions in the international financial markets;

•
the impact of current, pending or future legislation and regulation in countries where we operate, as well as any failure to renew or obtain the necessary licenses, authorizations and concessions to carry out our operations and the impact of limitations in spectrum capacity;

•	customers’ perceptions of services offered by us;

•	the actions of existing and potential competitors in each of our markets as well as the potential effects of technological changes;

•	failure of suppliers to provide necessary equipment and services on a timely basis;

•	the impact of unanticipated network interruptions including due to cyber-security actions;

•	the effect of reports suggesting that electromagnetic fields may cause health problems;

•	the impact of impairment charges on our goodwill and assets as a result of changes in the regulatory, business or political environment;

•
potential liability resulting from our internet access and hosting services arising from illegal or illicit use of the internet, including the inappropriate dissemination or modification of consumer data; and

•	the outcome of pending or future litigation or other legal proceedings.

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

Below are definitions of certain technical terms used in this Annual Report:

•
“Access” refers to a connection to any of the telecommunications services offered by us. Because a single fixed customer may contract for multiple services, we count the number of accesses, or services a customer has contracted for. For example, a customer that has fixed line telephony service and broadband service represents two accesses rather than one. The following are the main categories of accesses:

−
Fixed telephony accesses: includes public switched telephone network, or PSTN, lines (including public use telephony), and integrated services digital network, or ISDN, lines and circuits. For purposes of calculating our number of fixed line accesses, we multiply our lines in service as follows: PSTN (x1); basic ISDN (x1); primary ISDN (x30, x20 or x10); 2/6 digital accesses (x30).

−
Internet and data accesses: includes retail broadband accesses (retail asymmetrical digital subscriber line “ADSL,” very high bit-rate digital subscriber line “VDSL”, satellite, fiber optic and circuits over 2 Mbps), narrowband accesses (internet service through the PSTN lines) and other accesses, including the remaining non-broadband final client circuits. “Naked ADSL” allows customers to subscribe for a broadband connection without a monthly fixed line fee.

−	Pay TV: includes cable TV, direct to home satellite TV, or DTH, and Internet Protocol TV, or IPTV.

−
Mobile accesses: we count each active SIM as an access regardless of the number of services contracted through the SIM. Mobile accesses include accesses to mobile network for voice and/or data services (including connectivity). Mobile accesses are categorized into contract and prepay accesses.

−
Mobile broadband includes Mobile Internet (internet access from devices also used to make voice calls e.g. smartphones-), and Mobile Connectivity (internet access from devices that complement fixed broadband, such as PC Cards/dongles, which enable large amounts of data to be downloaded on the move).

−
Unbundled/shared local loop, or ULL: includes accesses to both ends of the copper local loop leased to other operators to provide voice and DSL services (fully unbundled loop, fully UL) or only DSL service (shared unbundled loop, “shared UL”).

•
“ARPU” is the average revenues per user per month. ARPU is calculated by dividing total gross service revenues (excluding inbound roaming in revenues) from sales to customers for the preceding 12 months by the weighted average number of accesses for the same period, and then divided by 12.

•	“CDMA” means Code Division Multiple Access, which is a type of radio communication technology.

•
“Cloud computing” is the delivery of computing as a service rather than a product, whereby shared resources, software, and information are provided to computers and other devices as a utility over a network (typically the Internet).

•	“Commercial activity” includes the addition of new lines, replacement of handsets and migrations.

•	“Churn” is the percentage of average customers disconnected over a period of time.

•
“Data ARPU” is the average data revenues per user per month. ARPU is calculated by dividing total data revenues (SMS, MMS and other data revenues like mobile connectivity and mobile internet, etc.) from sales to customers for the preceding 12 months by the weighted average number of accesses for the same period, and then divided by 12.

•
“Data traffic” includes all the traffic related to internet access service, messaging service (SMS, MMS) and to connectivity service that is transported by the company’s networks and that generates data revenue.

•	“Data revenues” includes revenues from SMS, MMS and other data services like mobile connectivity and mobile internet, etc. consumed by the customer.

•	“Digital Dividend” refers to the amount of spectrum that will be freed up in the switchover from analogue to digital terrestrial TV.

•	“Final client accesses” means accesses provided to residential and corporate clients.

•	“FTTx” is a generic term for any broadband network architecture that uses optical fiber to replace all or part of the metal local loop typically used for the last mile of telecommunications wiring.

•	“Gross adds” means the gross increase in the customer base measured in terms of accesses in a period.

•
“HSPA”/“HSDPA” means High Speed Downlink Packet Accesses, which is a 3G mobile telephony communications protocol in the High-Speed Packet Access (HSPA) family, which allows networks based on UMTS to have higher data transfers speeds and capacity.

•	“HDTV” or high definition TV has at least double resolution than standard definition TV (“SDTV”), being able to show higher level of details compared to an analogic TV or to a common DVD.

•	“Interconnection revenues” means revenues received from other operators which use our networks to connect to our customers.

•	“ISP” means Internet service provider.

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

•	“LTE” means Long Term Evolution, a 4G mobile access technology.

•	“Market share” is the percentage of final accesses or revenues of one operator compared to the total market in its operating area.

•	“M2M”, or machine to machine, refers to technologies that allow both mobile and wired systems to communicate with other devices of the same ability.

•	“MTR” means mobile termination rate, which is the charge per minute or SMS paid by a telecommunications network operator when a customer makes a call to another network operator.

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

•	“Net adds” means the difference between the customer base measured in terms of accesses at the end of the period and the beginning of the period.

•	“Non SMS data revenues” means data revenues excluding SMS revenues.

•	“OTT services” or “over the top services” means services provided through the Internet (such as television).

•	“P2P SMS” means person to person short messaging service (usually sent by mobile customers).

•	“Revenues” means net sales and revenues from rendering of services.

•	“Service revenues” means revenues less revenues from handset sales. Service revenues are related mainly with telecommunication services, especially voice and data services consumed by our customers.

•	“SIM” means subscriber identity module, a removable intelligent card used in mobile handsets, USB modems, etc. to identify the user in the network.

•	“Voice Traffic” means voice minutes used by our customers over a given period, both outbound and inbound.

•	“UMTS” means Universal Mobile Telecommunications System.

•	“VoIP” means voice over Internet protocol.

•	“Wholesale accesses” means accesses we provide to our competitors, who then sell services over such accesses to their residential and corporate clients.

In this Annual Report we make certain comparisons in local currency or on a “constant euro basis” or “excluding foreign exchange rate effects” in order to present an analysis of the development of our results of operations from year-to-year without the effects of currency fluctuations. To make comparisons on a local currency basis, we compare financial items in the relevant local currency for the periods indicated as recorded in the relevant local currency for such periods. To make comparisons on a “constant euro basis” or “excluding foreign exchange rate effects,” we convert the relevant financial item into euro using the prior year’s average euro to relevant local currency exchange rate. In addition, we present certain financial information excluding the effects of Venezuela being considered a hyperinflationary economy in 2011, 2012 and 2013 by eliminating all adjustments made as a result of such consideration.

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

Our consolidated financial statements as of December 31, 2012 and 2013, and for the years ended December 31, 2011, 2012 and 2013 included elsewhere in this Annual Report including the notes thereto (the “Consolidated Financial Statements”), are prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

PART I

Item 1. Identity of Directors, Senior Management and Advisors

A. Directors and Senior Management

Not applicable.

B. Advisers

Not applicable.

C. Auditors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following table presents certain selected consolidated financial data. It is to be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the Consolidated Financial Statements. The consolidated income statement and cash flow data for the years ended December 31, 2011, 2012 and 2013 and the consolidated statement of financial position data as of December 31, 2012 and 2013 set forth below are derived from, and are qualified in their entirety by reference to the Consolidated Financial Statements. The consolidated income statement and cash flow data for the years ended December 31, 2009 and 2010 and the consolidated statement of financial position data as of December 31, 2009, 2010 and 2011 set forth below are derived from Telefónica, S.A.’s consolidated financial statements for such years, which are not included herein.

Our Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB.

The basis of presentation is described in detail in Note 2 to our Consolidated Financial Statements.

Millions of euros	2009	2010	2011	2012	2013
Revenues	56,731	60,737	62,837	62,356	57,061
Other income	1,645	5,869	2,107	2,323	1,693
Supplies	(16,717)	(17,606)	(18,256)	(18,074)	(17,041)
Personnel expenses	(6,775)	(8,409)	(11,080)	(8,569)	(7,208)
Other expenses	(12,281)	(14,814)	(15,398)	(16,805)	(15,428)
Depreciation and amortization	(8,956)	(9,303)	(10,146)	(10,433)	(9,627)
OPERATING INCOME	13,647	16,474	10,064	10,798	9,450
Share of (loss) profit of associates	47	76	(635)	(1,275)	(304)
Net finance expense	(2,767)	(2,537)	(2,782)	(3,062)	(2,696)
Net exchange differences	(540)	(112)	(159)	(597)	(170)
Net financial expense	(3,307)	(2,649)	(2,941)	(3,659)	(2,866)
PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	10,387	13,901	6,488	5,864	6,280
Corporate income tax	(2,450)	(3,829)	(301)	(1,461)	(1,311)
PROFIT FOR THE YEAR FROM CONTINUING OPERATIONS	7,937	10,072	6,187	4,403	4,969
Profit after taxes from discontinued operations	−	−	−	−	−
PROFIT FOR THE YEAR	7,937	10,072	6,187	4,403	4,969
Non-controlling interests	(161)	95	(784)	(475)	(376)
PROFIT FOR THE YEAR ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	7,776	10,167	5,403	3,928	4,593
Weighted average number of shares (thousands)	4,626,134	4,595,215	4,583,974	4,495,914	4,519,717
Basic and diluted earnings per share from continuing operations attributable to equity holders of the parent (euro)(1)	1.68	2.21	1.18	0.87	1.01
Basic and diluted earnings per share attributable to equity holders of the parent (euro)(1)	1.68	2.21	1.18	0.87	1.01
Earnings per ADS (euro)(1)(2)	1.68	2.21	1.18	0.87	1.01
Weighted average number of ADS (thousands)(2)	4,626,134	4,595,215	4,583,974	4,495,914	4,519,717
Cash dividends per ordinary share (euro)	1.00	1.30	1.52	0.82	0.35
Consolidated Statement of Financial Position Data
Cash and cash equivalents	9,113	4,220	4,135	9,847	9,977
Property, plant and equipment	32,004	35,802	35,469	35,021	31,040
Total assets	108,141	129,775	129,623	129,773	118,862
Non-current liabilities	56,931	64,599	69,662	70,601	62,236
Equity (net)	24,274	31,684	27,383	27,661	27,482
Capital stock	4,564	4,564	4,564	4,551	4,551
Consolidated Cash Flow Data
Net cash from operating activities	16,148	16,672	17,483	15,213	14,344
Net cash used in investing activities	(9,300)	(15,861)	(12,497)	(7,877)	(9,900)
Net cash used in financing activities	(2,281)	(5,248)	(4,912)	(1,243)	(2,685)
(1)
The per share and per ADS computations for all periods presented have been presented using the weighted average number of shares and ADSs, respectively, outstanding for each period, and have been adjusted to reflect the stock dividends which occurred during the periods presented, as if these had occurred at the beginning of the earliest period presented. In accordance with IAS 33 (“Earnings per share”), the weighted average number of ordinary shares and ADSs outstanding for each of the periods covered has been restated to reflect the issuance of shares pursuant to Telefónica’s scrip dividend in June 2012. As a consequence, basic and diluted earnings per share have also been restated from 2009 to 2011.

(2)
Until January 20, 2011, each ADS represented the right to receive three ordinary shares. Since January 21, 2011, each ADS represents the right to receive one ordinary share. The above figures have been restated accordingly. Figures do not include any charges of the ADS Depositary.

Exchange Rate Information

As used in this Annual Report, the term “Noon Buying Rate” refers to the rate of exchange for euro, expressed in U.S. dollars per euro, in the City of New York for cable transfers payable in foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes. The Noon Buying Rate certified by the New York Federal Reserve Bank for the euro on March 14, 2014 was $1.3924= 1.00 euro. The following tables describe, for the periods and dates indicated, information concerning the Noon Buying Rate for the euro. Amounts are expressed in U.S. dollars per 1.00 euro.

Noon Buying Rate
Year ended December 31,	Period end	Average (1)	High	Low
2009	1.4332	1.3955	1.5100	1.2547
2010	1.3269	1.3218	1.4536	1.1959
2011	1.2973	1.4002	1.4875	1.2926
2012	1.3186	1.2909	1.3463	1.2062
2013	1.3779	1.3303	1.3816	1.2774
2014 (through March 14, 2014)	1.3924	1.3743	1.3927	1.3500
Source: Federal Reserve Bank of New York.
(1)	The average of the Noon Buying Rates for the euro on the last day reported of each month during the relevant period.

Noon Buying Rate
Month ended	High	Low
September 30, 2013	1.3537	1.3120
October 31, 2013	1.3810	1.3490
November 30, 2013	1.3606	1.3357
December 31, 2013	1.3816	1.3552
January 31, 2014	1.3682	1.3500
February 28, 2014	1.3806	1.3507
March 31, 2014 (through March 14, 2014)	1.3927	1.3731
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

Our consolidated results are affected by fluctuations between the euro and the currencies in which the revenues and expenses of some of our consolidated subsidiaries are denominated and recorded (principally the Brazilian real, the pound sterling, the bolivar fuerte, the Argentine peso, the Peruvian nuevo sol, the Chilean peso, the Czech koruna (crown), the Colombian peso and the Mexican peso). See Note 3 (b) to our Consolidated Financial Statements for the exchange rates we used in preparing our consolidated financial information.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The Telefónica Group’s business is conditioned by a series of intrinsic risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The main risks and uncertainties facing the Company which could affect its business, financial position, reputation, corporate image and brand and its results, must be considered jointly with the information in the Consolidated Financial Statements, and are as follows:

Group-related risks

Worsening of the economic and political environment could negatively affect business.

Telefónica’s international presence enables the diversification of its activities across countries and regions, but entails the need of considering various legislations, as well as the political and economic environments of the countries in which it operates. Any adverse developments or even just uncertainties in this regard, or possible exchange-rate or sovereign-risk fluctuations may adversely affect the business, financial position, cash flows and/or the performance of some of the Group’s economic and financial indicators.

With respect to the economic environment, the Telefónica Group’s business is impacted by overall economic conditions in each of the countries in which it operates. Economic conditions may adversely affect the level of demand of existing and prospective customers, as they may no longer deem critical the services offered by the Group. The main macroeconomic factors that could have an adverse impact on consumption and, accordingly, on the level of demand for our services and finally, on the Telefónica Group’s results, are: the shortage of credit in an environment of adjustment of banks’ balance sheets; the evolution of the labor market; the worsening of consumer confidence, with an increase in savings rates as an immediate consequence; or the needs for greater fiscal adjustment, which would negatively impact on the household income levels and corporate investments, expenses and revenues.

This economic risk might be significant in some European countries which are on the road to recovery but are rebounding more slowly due to financial imbalances that must continue to be corrected. According to the European Economic and Financial Affairs Council, the European economy is expected to have shrunk by 0.4% in 2013 and will only grow 1.1% in 2014, assuming, therefore, that private consumption growth may be weak in certain cases. In this region, the Telefónica Group generated 47% of the Group’s total revenues in 2013 (including 22.7% in Spain, 11.7% in the UK and 8.6% in Germany).

Also, the impact of the sovereign debt crisis and the rating downgrades in certain Euro Area countries should be taken into account. Any additional deterioration in the sovereign debt markets, doubts about developments in European projects (e.g. implementation of the banking union project, the results of the European elections or progress towards fiscal integration), as well as further credit restrictions by the banking sector could have an adverse effect on Telefónica’s ability to access funding and/or liquidity which could have a significant adverse effect on the Group’s businesses, financial position, results of operations and cash flows. In addition, the Group’s business may be affected by other possible effects from the economic crisis, including a possible insolvency of key customers and suppliers.

In Latin America, the most important challenge is the exchange-rate risk in Venezuela and Argentina (with a sustained accelerated depreciation of the peso against the U.S. dollar), given the negative impact that a higher than expected depreciation in their currencies could have on cash flows from both countries. The economic outlook for the entire region suggests that growth rates will remain stable at around 3%, supported by solid domestic demand fundamentals. The international scenario, despite being not so favorable as in the past periods, will remain to have a relatively benign impact on the region, except for, among others, potential periods of volatility linked to the evolution of the developed financial markets (especially long-term interest rates in the United States affected by the U.S. Federal Reserve’s intervention that are not discounted in the market), a greater than envisaged economic slowdown in Asia (a key region for Latin America), and the slow progress being made with structural reforms projects in the majority of these countries which limits potentially higher growth rates. The most significant internal macroeconomic risk factors in the region would be the very high inflation rates in Venezuela and Argentina that could lead to economic stagnation in these countries, the delicate situation of Venezuela's public finance, and the deterioration in the external accounts of countries such as Argentina, Brazil, Chile and Peru; though with very different funding outlooks for the latter three (favorable) than the first.

In relation to the political environment, the Group’s investments and operations in Latin America could be affected by a series of risks related to economic, political and social factors in these countries, collectively denominated “country risk”. On this point, approximately 15% of our revenues in the telephony business are generated in countries that do not have investment grade status (in order of importance Venezuela, Argentina, Ecuador, Guatemala, Nicaragua, El Salvador and Costa Rica), and other countries are only one notch away from losing this threshold. Also note that despite clear improvements in Brazil, recent announcements by the ratings agencies considering a possible downgrading of its credit rating could, depending on the extent of the downgrading, result in strong exchange-rate volatility due to an outflow of investments, especially strong in fixed-income.

Among the factors included in the concept of "country risk", we highlight:

•
government regulation or administrative polices may change unexpectedly, including changes that modify the terms and conditions of licenses and concessions and their renewal (or delay their approvals) which could negatively affect the Group’s interests in such countries;

•
abrupt exchange-rate fluctuations mainly due to situations of high levels of inflation and "twin deficits" (in public finance and external sector) with the resulting exchange-rate overvaluation. This movement could lead to a strong exchange-rate depreciation in the context of a floating exchange rate regime, to a significant devaluation off the back of abandoning fixed exchange rates regimes, or to the introduction of varying degrees of restrictions on capital movement. For example, in Venezuela, the official U.S. dollar to bolivar fuerte exchange rate is established by the Central Bank of Venezuela and the Minister of Finance, with an alternative market for attracting foreign currency through SICAD's fortnightly auctions. Additionally, the acquisition of foreign currencies by Venezuelan or Argentinian companies (in some cases) to pay foreign debt or dividends is subject to the pre-authorization of the relevant authorities. Also, the Argentinean peso is following a sustained accelerated depreciation against the U.S. dollar;

•	governments may expropriate or nationalize assets, or make adverse tax decisions, or increase their participation in the economy and in companies;

•	economic-financial downturns, political instability and civil disturbances may negatively affect the Telefónica Group’s operations in such countries; and

•
maximum profit margins limits may be imposed in order to limit the prices of goods and services through the analysis of cost structures. Thus, in Venezuela, a maximum profit margin has been introduced that will be set annually by the Superintendence for the defense of socio-economic rights.

The Group’s financial condition and results of operations may be adversely affected if it does not effectively manage its exposure to foreign currency exchange rates, interest rates or financial investment risks.

At December 31, 2013, 71% of the Group’s net debt (in nominal terms) had its interest rates fixed over a year, while 23% was denominated in a currency other than the euro.

To illustrate the sensitivity of financial expenses to a change in short-term interest rates at December 31, 2013: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica has a financial position at that date would lead to an increase in financial expenses of 118 million euros, (ii) whereas a 100 basis points decrease in interest rates in all currencies except the euro, dollar and the pound sterling (these to zero rates in order to avoid negative rates), would lead to a reduction in financial expenses of 55 million euros. These calculations were made assuming a constant currency and balance position equivalent to the position at that date and bearing in mind the derivative financial instruments arranged.

According to the Group’s calculations, the impact on results and specifically changes in the value of a 10% depreciation of Latin American currencies against the U.S. dollar and a 10% depreciation of the rest of the currencies against the euro would result in exchange losses of 42 million euros, primarily due to the weakening of the bolivar fuerte and, to a lesser extent, the Argentinean peso. These calculations had been made assuming a constant currency position with an impact on profit or loss at December 31, 2013, including derivative instruments in place.

The Telefónica Group uses a variety of strategies to manage this risk, mainly through the use of financial derivatives, which themselves are also exposed to risk, including counterparty risk. Furthermore, the Group’s risk management strategies may not achieve the desired effect, which could adversely affect the Group’s business, financial condition, results of operations and cash flows.

Existing or worsening conditions in the financial markets may limit the Group’s ability to finance, and consequently, the ability to carry out its business plan.

The performance, expansion and improvement of the Telefónica Group’s networks, the development and distribution of the Telefónica Group’s services and products, the development and implementation of the Company’s strategic plan, as well as the development and implementation of new technologies or the renewal of licenses require a substantial amount of financing.

The performance of financial markets in terms of liquidity, cost of credit, access and volatility, continues to be overshadowed by persisting uncertainty regarding certain factors such as the pace of economic recovery, the health of the international banking system and the concerns regarding the burgeoning deficits of some European countries. The worsening international financial market credit conditions caused by some of these factors could make it more difficult and more expensive to refinance existing financial debt or arrange new debt if necessary, and more difficult and costly to raise funds from our shareholders, and may negatively affect the Group’s liquidity. At December 31, 2013, gross financial debt scheduled to mature in 2014 amounted to 9,214 million euros (which includes: (i) the net position of derivative financial instruments, certain current payables and (ii) 582 million euros of notes with an option of early repayment and no contractual obligation to be repaid), and gross financial debt scheduled to mature in 2015 amounted to 6,802 million euros. Despite having covered gross debt maturities of 2014 and 2015 by available cash and lines of credit at December 31, 2013, possible difficulties to maintain the current safety margin, or the risk that this could be significantly and unexpectedly exhausted, could force Telefónica to use resources allocated for other investments or commitments for payment of its financial debt, which could have a negative effect on the Group’s businesses, financial position, results of operations or cash flows.

Although the Group maintains liquidity coverage on 24-month maturities, obtaining financing on the international capital markets could also be restricted, in terms of access and cost, if Telefónica’s credit ratings are revised downwards, either due to lower solvency or operating performance, or as a result of a downgrade in the rating for Spanish sovereign risk by rating agencies. Any of these situations could have a negative impact on our ability to deal with our debt maturities.

Moreover, market conditions could make it harder to renew existing undrawn credit lines, 10% of which, at December 31, 2013, initially mature prior to December 31, 2014.

Risks related to the Group’s industry

The Group operates in a highly regulated industry which requires government concessions for the provision of a large part of its services and the use of spectrum, which is a scarce and costly resource.

The telecommunications sector is subject to laws and regulations in different countries, and additionally, many of the services provided require the granting of a license, concession or official approval, which usually requires certain obligations and investments to be made, such as those relating to spectrum availability. Among the main risks of this nature are the spectrum and licenses/concessions, rates, universal service regulation, fiber networks, privacy, functional separation of businesses and network neutrality.

Thus, as the Group provides most of its services under licenses, authorizations or concessions, it is vulnerable to administrative bodies decisions, such us economic fines for serious breaches in the provision of services and, eventually, revocation or failure to renew these licenses, authorizations or concessions or the granting of new licenses to competitors for the provisions of services in a specific market.

The Telefónica Group pursues its license renewal in the terms referred in their respective contractual conditions, though it cannot guarantee that it will always complete this process successfully or under the most beneficial terms for the Group. In many cases complying with certain obligations is required, including, among others, minimum specified quality standards, service and coverage conditions and capital investment. Failure to comply with these obligations could result in the imposition of fines, revision of the contractual terms, or even the revocation of the license, authorization or concession. Additionally, the Telefónica Group could be affected by regulatory actions carried out by the antitrust authorities. These authorizations could prohibit certain actions, such as new acquisitions or specific practices, create obligations or lead to heavy fines. Any such measures implemented by the competition authorities could results in economic and/or reputational loss for the Group, in addition to a loss of market share and/or in harm to the future growth of certain businesses.

Regulation of spectrum and government concessions:

The “Digital Single Market” packaged of measures is currently being amended by the European Parliament to include important measures affecting, inter alia, spectrum regulation. Although these measures are not yet final, they could have significant implications as they include new provisions on secondary markets, criteria to apply at auctions, renewals and terms of licensees, etc.

In 2015/2016, in Germany, it is expected that frequencies in the 900/1800 MHz band licenses, expiring at the end of 2016, will be renewed. The German regulator has adopted a proposal decision envisaging an auction of spectrum in the 900 MHz, 1800 MHz, 700 MHz and 1500 MHz bands. Furthermore, it is proposed, for operators holding 900 MHz GSM band licenses, the reservation of 2X5 MHz in this band. The aforementioned reservation entails a 99% population coverage obligation. Moreover, European and National regulators are reviewing the implications of the merger of Telefónica Germany and E-Plus, and any potential remedies or conditions. Remedies could affect the spectrum finally available. In Spain, it is expected that the previously auctioned frequencies in the 800 MHz band from the digital dividend, will be allocated on January 1, 2015. For its part, in the UK a tax rate increase for the use of the spectrum in the 900 and 1800 MHz band is under discussion, which outcome is uncertain.

Main allocation criteria for the 700 MHz band (Digital Dividend II) will be defined in coming years in Europe. This could involve facing new cash outflow ahead of schedule (the most likely scenario is currently seen as to have this spectrum between 2018 and 2021).

In Latin America, spectrum auctions will take place entailing potential outflows to obtain new licenses or to meet the coverage requirements associated with these licenses. Specifically, the following procedures are in progress or expected to take place in 2014:

•
Brazil: Auction of the 700 MHz band. Allocation of frequencies in the 700 MHz band for fixed-line and mobile telephone and broadband services has been approved. However, the allocation process requires television channels currently occupying this band to be migrated and ANATEL to complete its analysis regarding spectrum interference between mobile and television services;

•	Chile: Auction of the 700 MHz band;

•	Ecuador: Negotiations underway to obtain additional frequencies in the 1900 MHz band;

•	El Salvador: The auction of one block in the 1900 MHz band and another in the AWS band had been postponed, although this issue might be resolved in the coming months; and

•	Venezuela: Auction in the AWS band (1710-2170 MHz frequencies) and in the 2.5 GHz band, has been suspended.

On the other hand, negotiations to renew 850 MHz/1900 MHz licenses in Colombia (where a legal action regarding the reversion of assets at the end of the license terms is in place) and 850/1900 MHz licenses in Panama are under way. In Peru, an application for partial renewal of the concessions for the provision of the fixed-line service for another five years has been made, although assurance has been given that the concession will remain in force until November 2027. Also, a new law has been enacted establishing mobile virtual network operator (MVNOs) and Rural Mobile Infrastructure Operators (RMIOs) in the Peruvian market. In Mexico, it is envisaged, in development of the constitutional reform enacted due to the "Pact for Mexico" political initiative, the creation of a wholesale network publicly owned which will offer wholesale services in the 700 MHz band, the funding and the marketing model of this project have not been determined at present.

On the other hand, Telefónica UK was awarded two 10 MHz blocks of spectrum in the 800 MHz band in 2013 to roll out a national 4G network. In Spain, the following license extensions have been granted: in the 900 MHz band, 4 MHz from July 2025 to December 2030 and 1 MHz from February 2015 to December 2030, likewise, in the 1800 MHz band a 20 MHz license has been extended from 2028 to December 2030. Moreover, in 2013, Telefónica also obtained spectrum licenses in Uruguay (2x5 MHz in the 1900 MHz band), Colombia (30 MHz in the AWS band) and Peru (20+20 MHz in the 1700 MHz band). In 2013 Telefónica Brasil requested the amendment of the Terms of its Authorization for the “L” band in order to relocate the blocks of radiofrequencies. Currently, the “L” band is located in the 3G radiofrequencies (1.9/2.1GHz). The notice of the “L” band provided for such relocation and the request ensured a more efficient use of the spectrum for Telefónica Brasil. CapEx associated with the new spectrum in 2013 amounted to 1,224 million euros.

In 2012, Telefónica Ireland was awarded spectrum in the 800, 900 and 1800 MHz bands. In Brazil, Telefónica was awarded a block of the 2500 MHz “X” band (20+20 MHz), including the 450 MHz band in certain states. In the spectrum auction, Telefónica Brasil had to compensate the former licensees of this bandwidth, used for multichannel multipoint distribution services. The other operators also awarded spectrum shall, in turn, compensate Telefónica Brasil. Part of these compensation requirements is being legally contested. In Venezuela, the concession agreement between Telefónica Venezolana and the Regulator for an additional 20 MHz in the 1900 MHz band was executed. Telefónica Móviles Chile, S.A. was awarded radiofrequencies for 4G technology in the 2.6 GHz band (2x20 MHz), and in Nicaragua Telefónica was granted 36 MHz in the 700 MHz band.

The Company’s failure to obtain sufficient or appropriate spectrum capacity in the jurisdictions discussed above or any others in which it operates or its capacity to assume the related costs, could have an adverse impact its ability to launch and provide new services and on the Company’s ability to maintain the quality of existing services, which may adversely affect the Group’s financial condition, results of operations and cash flows.

Regulation of wholesale and retail charges:

In terms of roaming, the regulated "Eurotariffs" will be reduced in July 2014, as per the Regulation approved in 2012. The structural roaming solutions which could lead to a price decrease in the intra-European roaming services, will also take effect in July 2014. Furthermore, the packet of “Digital Single Market” measures mentioned above also includes a proposal to eliminate European Union roaming charges in July 2016 as well as international charges.

The decreases in wholesale mobile network termination rates in Europe are also noteworthy. In the UK, wholesale mobile network termination rates will be reduced to 0.845 pence/minute from April 1, 2014 (representing a 0.3% reduction compared to the current rates), while the termination rate in Germany was set at 0.0179 euro/minute as from December 31, 2013 (3.24% lower than the previous termination rates). The European Commission has requested that the German regulator withdraw or amend its latest decision on mobile termination rates. There is a risk that the European Commission will initiate infringement proceedings, against Germany, and rates may be further reduced. In Spain, the schedule for reducing mobile network termination rates has reached the target rate (0.0109 euro/minute) in July 2013, representing close to 61% lower than the wholesale prices in force until that date. As from July 2013, the target price reached will remain in force until new target prices are set. The Spanish regulator has yet to make its decision on this matter. Based on a High Court ruling in Ireland, a mobile termination rate of 2.60 euro cents was provisionally imposed (more favorable than the figure initially proposed by the regulator), applicable from July 1, 2013 (representing 29.35% lower the previous termination rates). The Irish regulator is also developing a more adverse cost model based on long-run incremental cost (LRIC) price calculation, which is expected to be announced in July 2014.

Also, in Latin America, there are moves to review mobile termination rates leading to these being reduced. Thus, for example, developments in Mexico are among the most relevant, where the declaration of dominant operators in the telecommunications market is expected to lead to asymmetric regulatory measures that must be set. The Company's competitive position may benefit to a greater or lesser extent depending on the scope of these measures. Telefónica México has filed an administrative appeal against the 2011 resolutions of the Federal Telecommunications Commission of México (Cofetel) regarding mobile network termination rates (representing a 61% reduction compared to the previous rates). As of today, no ruling has been made on this appeal. Once these appeals have been concluded, the rates applied may be further reduced retroactively. As of today, Cofetel has not approved the termination rates for 2012, 2013, or 2014.

In Brazil, in October 2011, the regulator (ANATEL) approved the fixed-mobile rate adjustment regulation, which provides a progressive reduction of these rates until 2014 through a reduction factor, which will be deducted from the inflation, and implying a reduction of approximately 29% in 2012-2014. However, the Plano Geral de Metas de Competiçao (PGMC) of the end of 2012 extended application of the reduction to 2015 and amended the rates for 2014 and 2015 (75% of the 2013 rate in 2014 and 50% of the 2013 rate in 2015). A draft law has been prepared in Brazil to abolish the basic telephony service monthly fee. “Price protection” practices (reimbursement of price differences of a product to customers if this falls within a relative short period of time) may also have a negative effect, both in economic and image terms.

In Chile, a process to set new fixed-line termination charges is ongoing. A Tariff Decree has been passed for mobile networks covering the 2014-2019 five-year period. The new Tariff Decree entered into effect on January 25, 2014, and implies a reduction of 73.4% with respect to the previous rates. In Ecuador the rate-related risks also concern a reduction in rural and urban telephony charges, a reimbursement of top-up balances, as well as rounding to the nearest minute.

The implementation of the Enabling Act (Ley Habilitante) in Venezuela also confers full powers to the President to implement price control measures, and it is therefore expected that it will not be possible to raise Movistar retail rates in line with high Venezuela inflation. In relation to mobile termination rates with the national operator of reference, these have been reduced 6% compared to the previous rates.

In Peru, the previously applicable rate was reduced by 24.24% in October 2013.

In Colombia, a decision was adopted establishing a gradual reduction for termination mobile rates. Regarding the termination model for time, the reduction for 2014 is 19.8% and 24.6% for 2015. For the capacity model the reduction will be 10.9% for 2014 and 12.3% for 2015. In relation with fix networks (for extended local networks) the reduction will be 50% for 2014 and 100% for 2015.

Regulation of universal services:

The European Commission on its formal obligation to review the Universal Service Directive will launch a public consultation whose objective will be to modify the scope of their obligations and include, at a European level, far higher broadband speeds than are currently provided. Depending on the terms set forth in the new regulation, implementation at a local level could lead to higher costs for both the universal service provider and the operators forced to finance the Universal Service.

The regulator in Brazil has modified the universal service targets. This represents a risk on the Company's positive balance resulted from the fulfilment of 2003 universal service targets, whose implementation was less costly than the initially established targets, leaving a positive balance for the Company.

The new requirements that cause this positive balance could apply until 2025, and extend beyond on issues such as, for example, rural telephony services and the expansion of the backhaul network. Rural telephony services are another risk in Brazil given the obligations arising from the switched fixed-line telephone services model and the obligations to provide mobile coverage in certain rural areas of the country.

Regulation of fiber networks:

It is expected that in 2014, Spanish National Competition Authority (Comisión Nacional de los Mercados y la Competencia) will study broadband market regulation in Spain. This could increase Telefónica's regulatory obligations in Spain, especially wholesale market obligations concerning access to fiber networks, and its pricing.

Regulations on privacy:

In Europe, a new Data Protection Regulation is in the pipeline before the end of the current European legislative term (spring 2014). This could lead to certain critical provisions laid down in the current draft of the Regulation (presently under debate) being worded in such a way that stops or hinders Telefónica from launching some services, that focus on the processing of personal data.

Regulation of functional separation:

The new principles established in Europe's common regulatory framework, adopted in 2009 and transposed in the national legislation of each Member State in which Telefónica operated during 2011 and 2012 could result in greater regulatory pressure on the local competitive environment. Specifically, this framework supports the possibility of national regulators, in specific cases and under exceptional conditions, forcing operators with significant market power and vertically-integrated operators to separate their wholesale and retail businesses at a functional level. They would therefore be required to offer equal wholesale terms to third-party operators that acquire these products.

Regulation of network neutrality:

In Europe, application of the current regulatory framework means that it is likely that during 2014, the Body of European Regulators for Electronic Communications (BEREC) and national regulators will strengthen their supervision of operators with regard to blocking of access, discrimination of applications or Internet service quality. The European Parliament and the Council are simultaneously debating the draft of the European Digital Market Regulation proposed by the European Commission, in particular concerning network neutrality, network management or differentiation of Internet access service characteristics. All of them are aspects of great importance that have a direct impact on potential business models that can be developed in the future.

Presently we have countries where net neutrality has already been ruled, such us Chile and Colombia. But it is a live issue and with varying degree of development in the rest of the countries. In Germany, the Economy Minister published a draft law on June 20, 2013, to regulate neutrality, especially with regard to blocking and discrimination of content and Internet services. The text is pending approval by parliament in 2014 after the new government was sworn in during December 2013.

In Brazil, the Civil Rights Framework for Internet Governance is being debated by Congress and is expected to be approved in the first quarter of 2014. It includes policies on the Internet such as network neutrality. Activities regarding net neutrality have been, as of today, focused in supervision of the quality of the services: in October 2011, ANATEL approved the regulations of the Service Quality of Multimedia Communication Service (includes fixed internet) and Personal Mobile Service (including mobile internet). The aforementioned regulations, regulates the measurement made from independent entities on quality delivered and perceived by ISPs to customers.

If changes to regulation such as those described above, or otherwise, occur in the various jurisdictions where the Telefónica Group operates, it could have a material adverse effect on our business and results of operations.

Customers' perceptions of services offered by the Company may put it at a disadvantage compared to competitors' offerings.

Customers' perceptions of the services and products offered are critical to operating in highly-competitive markets. The ability to predict and respond to the changing needs and demands of customers affects the Company's competitive position relative to other technology sector companies, and its ability to extract the value generated during this process of transformation. Failure to do so appropriately could have an adverse impact on the Group’s financial condition, results of operations and cash flows.

Company may not be able to adequately foresee and respond to technological changes and sector trends.

In a sector characterized by rapid technological change, it is essential to be able to offer the products and services demanded by the market, and consider the impacts of changes in the life cycle of technical assets, finely adjust margins, and select the right investments to make.

The Telefónica Group operates in markets that are highly competitive and subject to constant technological development. Therefore, as a consequence of both characteristics, it is subject to the effects of actions by competitors in these markets and to its ability to anticipate and adapt to constant technological changes taking place in the industry.

To compete effectively in these markets, the Telefónica Group needs to successfully market its products and services and respond to both commercial actions by competitors and other competitive factors affecting these markets, anticipating and adapting promptly to technological changes, changes in consumer preferences and general economic, political and social conditions. Failure to do so appropriately could have an adverse impact on the Group’s financial condition, results of operations and cash flows.

New products and technologies arise constantly, while the development can render obsolete the products and services the Telefónica Group offers and the technology it uses. This means that Telefónica must invest in the development of new products, technology and services so it can continue to compete effectively with current or future competitors, and which may result in the decrease of the Group’s profits and revenue margins. In this respect, margins from traditional voice and data business are shrinking, while new sources of revenues are deriving from mobile internet and connectivity services that are being launched. Research and development costs amounted to 1,046 million euros and 1,071 million euros in 2013 and 2012, respectively, representing 1.8% and 1.7% of the Group’s consolidated revenue, respectively. One technology that telecommunications operators, including Telefónica (in Spain and Latin America), are focused on is the new FTTx-type network, which offers broadband access using optical fiber with superior services, e.g. internet speed of up to 100MB or HD television services. However, substantial investment is required to deploy these networks, which entails fully or partially substituting copper loop access with optic fiber. An increasing demand for the capabilities offered by these new networks to end users exist, however, the high level of the investments requires a continuous analysis of the return on investment.

The explosion of the digital market, and entry of new players in the communications market, such as Mobile Virtual Network Operators (MVNOs), internet companies or device manufacturers, may cause the loss of value of certain assets, and affect its ability to generate income. Therefore, it is necessary to update the business model, encouraging the pursuit of incomes and additional efficiencies to the more traditional. Failure to do so appropriately could have an adverse impact on the Group’s financial condition, results of operations and cash flows.

In addition, the ability of the Telefónica Group’s IT systems (operational and backup) to respond the Company’s operating requirements is a key factor to be taken into account with respect to the commercial development, customer satisfaction and business efficiency.

The Company depends on the suppliers.

The existence of critical suppliers in the supply chain, especially in areas such as network infrastructure, information systems or handsets, with a high concentration in a small number of suppliers, poses risks that may affect the operation, and may cause contingencies or damages to the Company’s image in the event that inappropriate practices were produced by a participant in the supply chain.

As of December 31, 2013, the Telefónica Group depends on 8 handset suppliers and 12 network infrastructure suppliers, which together accounted for 80% of orders. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements.

If these suppliers fail to deliver products and services to the Telefónica Group on a timely basis, it could jeopardize network deployment and expansion plans, which in some cases could adversely affect the Telefónica Group’s ability to satisfy its license terms and requirements or have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

Unanticipated network interruptions can lead to quality loss or the interruption of the service.

Unanticipated network interruptions as a result of system failures, including those due to network, hardware or software or cyber-attacks, which affect the quality of or cause an interruption in the Telefónica Group’s service, could lead to customer dissatisfaction, reduced revenues and traffic, costly repairs, penalties or other measures imposed by regulatory authorities and could harm the Telefónica Group’s image and reputation.

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

The telecommunications industry may be affected by the possible effects of electromagnetic fields, emitted by mobile devices and base stations, may have on human health.

In some countries, there is a concern regarding potential effects of electromagnetic fields, emitted by mobile devices and base stations, on human health. This public concern has caused certain governments and administrations to take measures that have hindered the deployment of the infrastructures necessary to ensure quality of service, and affected the deployment criteria of new networks and digital services such as smart meters development.

There is a consensus between various expert groups and public health agencies, including the World Health Organization (WHO), who claim that at the moment there have not been established risks for exposure to low frequency signals in mobile communications. The scientific community is still investigating this issue especially on mobile devices. Exposure limits for radio frequency suggested in the guidelines of the Protection of Non-Ionizing Radiation Protection Committee (ICNIRP) have been internationally recognized. The mobile industry has adopted these exposure limits and works to request authorities’ worldwide to adopt these standards.

Society's worries about radiofrequency emissions may discourage the use of mobile devices and new digital services, which could cause the public authorities to implement measures restricting where transmitters and cell sites can be located and how they operate, and the use of our mobile telephones, the massive deployment of smart meters and other products using mobile technology. This could lead to the Company being unable to expand or improve its mobile network.

The adoption of new measures by governments or administrations or other regulatory interventions in this respect, and any future assessment on the adverse impact of electromagnetic fields on health, may negatively affect the business, financial conditions, results and cash flows of the Telefónica Group.

Possible regulatory, business, economic or political changes could lead to asset impairment.

The Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the value of assets and cash-generating units, to assess whether their carrying values can be supported by the future expected cash flows, including, in some cases synergies allowed for in acquisition cost. Potential changes in the regulatory, business, economic or political environment may result in the need to introduce changes to estimates made and recognize impairment losses in goodwill, intangible assets or fixed assets. Although the recognition of impairments of property, plant and equipment, intangible assets and financial assets results in a non-cash charge on the income statement, it could adversely affect the results of the Telefónica Group’s operations. In this respect, the Telefónica Group has experienced impairment losses on certain of its investments, affecting the results of the year in which they were made. Thus, with respect to the investment in Telco, S.p.A., value adjustments were made in fiscal years 2012 and 2013 for 1,277 million euros and 267 million euros, respectively. Also in 2012, the revision of the value of Telefónica operations in Ireland resulted in a negative impact of 527 million euros.

Our networks carry and store huge volumes of confidential, personal and corporate data, and our Internet access and hosting services may lead to claims for illegal or illicit use of the Internet.

Our networks carry and store huge volumes of confidential, personal and business data, both voice and data traffic. We store increasing quantities and types of customer data in both business and consumer segments. Despite our best efforts to prevent it, Telefónica may be found liable for the loss, transfer, or inappropriate modification of the customer data or general public data stored on its servers or transmitted through its networks which could involve many people and have an impact on the Company's reputation, or lead to legal claims and liabilities that are difficult to measure in advance.

Our Internet access and hosting servers could lead to claims for illegal or unlawful use of the Internet. Telefónica, like other telecommunications providers, may be held liable for the loss, transfer or inappropriate modification of the customer data stored on its servers or carried by its networks.

In most countries in which Telefónica operates, the provision of its internet access and hosting services (including the operation of websites with shelf-generated content) are regulated under a limited liability regime applicable to the content that it makes available to the public as a technical service provider, particularly content protected by copyright or similar laws. However, regulatory changes have been introduced imposing additional obligations on access providers (such as blocking access to a website) as part of the struggle against some illegal or illicit uses of the internet, notably in Europe.

Telefónica and Telefónica Group companies are party to lawsuits, tax claims, antitrust and other legal proceedings.

Telefónica and Telefónica Group companies are party to lawsuits, tax claims and other legal proceedings in the ordinary course of their businesses, the financial outcome of which is unpredictable. An adverse outcome or settlement in these or other proceedings could result in significant costs and may have a material adverse effect on the Group’s business, financial condition, results of operations, reputation and cash flows. In particular, regarding tax and antitrust claims, the Telefónica Group has open judicial procedures in Peru concerning the clearance of previous years' income tax, for which contentious-administrative appeal is currently in process; as well as in Brazil CADE’s (Conselho Administrativo de Defensa Ecônomica) as regards the acquisition of a 50% stake in VIVO and tax open procedures, primarily relating to the CIMS (tax on telecommunication services) (further details on these matters are provided in the Consolidated Financial Statements).

Item 4. Information on the Company

A. History and Development of the Company

Overview

Telefónica, S.A., is a corporation duly organized and existing under the laws of the Kingdom of Spain, incorporated on April 19, 1924. We are:

•	a diversified telecommunications group which provides a comprehensive range of services through one of the world’s largest and most modern telecommunications networks;

•	focused on providing telecommunications services; and

•	present principally in Europe and Latin America.

The following significant events occurred in 2013:

•	On February 8, 2013, the bolivar fuerte was devalued from 4.3 bolivares fuertes per U.S. dollar to 6.3 bolivares fuertes per U.S. dollar.

The exchange rate of 6.3 bolivares fuertes per U.S. dollar has been used in the conversion of the financial information of Venezuelan subsidiaries for the whole year in 2013. The principal impacts of the devaluation of the bolivar fuerte have been the following:

-
The decrease of the Telefónica Group’s net assets in Venezuela as a result of the conversion to euros at the devalued exchange rate with a balancing entry in Group equity of approximately 1,000 million euros, based on the net assets as at December 31, 2012.

-
Increase in the net financial debt resulting from the application of the new exchange rate to the net asset value in bolivar fuerte of approximately 873 million euros, as per the balance as at December 31, 2012.

•	On February 20, 2013, Telefónica UK Limited won two 10MHz blocks in the 800 band in the spectrum auction. Total investment by Telefónica UK in new frequencies amounted to 719 million euros.

•
On March 26, 2013 Telefónica, S.A. placed 90,067,896 treasury shares (representing 1.979% of its share capital) to qualified and professional investors, at 10.80 euros per share. These shares were the total treasury shares position of Telefónica as of that date. The terms and conditions of this sale and the final share price were duly notified by the company to the Spanish National Securities and Exchange Commission (CNMV).

•
On April 24, 2013, the Board of Directors of Telefónica, S.A. approved, upon the prior favorable report from its Nominating, Compensation and Corporate Governance Committee, the appointment as member and Chairman of the Audit and Control Committee of its independent director Mr. Carlos Colomer Casellas, to replace (having completed his legal term), as chairman, the independent director Mr. Gonzalo Hinojosa Fernández de Angulo, who remains as member of the aforementioned Committee.

Likewise, the Company’s Board of Directors resolved to appoint Mr. Gonzalo Hinojosa Fernández de Angulo as member and Chairman of the Regulation Committee, to replace, as chairman, the independent director Mr. Pablo Isla Álvarez de Tejera, who remains as member of the aforementioned Committee.

•
On April 30, 2013, Telefónica, S.A. reached an agreement with Corporación Multi Inversiones ("CMI"), for the sale of 40% of Telefónica´s stake in its subsidiaries in Guatemala, El Salvador, Nicaragua and Panama. The transaction amounted to 500 million U.S. dollars plus a variable amount of up to 72 million U.S. dollars, according to the future evolution of the transferred assets. Following the fulfilment of the conditions to which the closing of the sale was subject, the closing of the transaction was on August 2, 2013.

•
On May 31, 2013, the Telefónica, S.A.’s Annual General Shareholders’ Meeting took place on second call, with the attendance, present or represented, of 54.47% of the share capital. In such meeting, all the resolutions submitted by the Board of Directors for deliberation and vote were approved by majority of votes.

•	On May 31, 2013, the Board of Directors of Telefónica, S.A. upon the prior favorable report of the Nominating, Compensation and Corporate Governance Committee, adopted the resolutions listed below:

-	To re-elect directors Mr. José María Abril Pérez and Mr. Javier de Paz Mancho, members of the Executive Commission.

-	To appoint director Mr. Ignacio Moreno Martínez as a member of the Audit and Control Committee; Service Quality and Customer Service Committee; and Regulation Committee.

-	To appoint director Mr. Julio Linares López as a member of the Strategy Committee.

-
To accept the resignation of director Mr. Pablo Isla Álvarez de Tejera as member of the Service Quality and Customer Service Committee and to appoint the Director Mr. Javier de Paz Mancho member of the aforesaid Committee.

-
To create an Institutional Affairs Committee, which will be composed by the Directors: Mr. Javier de Paz Mancho, Mr. Alfonso Ferrari Herrero, Mr. Gonzalo Hinojosa Fernández de Angulo, Mr. Antonio Masanell Lavilla, Mr. Fernando de Almansa Moreno-Barreda and Mr. Julio Linares López, who will assume its presidency.

-	To eliminate the International Affairs Committee and the Human Resources, Corporate Reputation and Responsibility Committee.

Finally, the Board of Directors of the Company, as requested by the Nominating, Compensation and Corporate Governance Committee, resolved to appoint the Director Mr. Alfonso Ferrari Herrero, Coordinating Independent Director (“Lead Director”), in accordance with article 32 of the Corporate Bylaws approved by the Annual General Shareholders’ Meeting held such day.

•
On June 24, 2013, Telefónica, S.A. reached an agreement with Hutchison Whampoa Group for the total divestment of the Telefónica Group of its shares of Telefónica Ireland, Ltd. The value of the sale totaled 850 million euros, including an initial cash consideration of 780 million euros at closing of the transaction, and an additional deferred payment of 70 million euros based on the completion of agreed financial objectives. The transaction is pending closing and remains subject, among other conditions, to the relevant competition approvals.

•
On July 23, 2013, Telefónica, S.A. and its German listed subsidiary Telefónica Deutschland Holding AG entered into an agreement (amended on August 26, 2013) with the Dutch company Koninklijke KPN NV (“KPN”) under which Telefónica Deutschland committed itself to acquire the shares of the German subsidiary of KPN, E-Plus Mobilfunk GmbH & Co. KG, receiving KPN, as consideration, 24.9% of Telefónica Deutschland and 3,700 million euros.

Telefónica, S.A. committed to subsequently acquire from KPN, 4.4% of Telefónica Deutschland for a total amount of 1,300 million euros. Consequently, KPN’s stake in Telefónica Deutschland will be reduced to 20.5% after the acquisition. Telefónica, S.A. also committed to subscribe for the proportional corresponding share in the capital increase of Telefónica Deutschland to finance the cash consideration of the transaction.

The closing of this transaction is subject to certain conditions of which only the relevant authorization from the Competition Authority remains pending.

•
On September 24, 2013, Telefónica, S.A. and the remaining shareholders of the Italian company Telco, S.p.A. (which holds a capital stake of 22.4% of the voting share capital of Telecom Italia S.p.A.) reached an agreement by virtue of which Telefónica subscribed for and paid out a capital increase in Telco, S.p.A. through the contribution of 324 million euros in cash, receiving in return non-voting shares of Telco, S.p.A. As a result of this capital increase, the interest held by Telefónica in the voting share capital of Telco, S.p.A. remained unchanged (i.e. 46.18%), although its interest in the total share capital of Telco, S.p.A. increased to 66%. The current governance structure remained unaffected, including Telefónica’s obligation to abstain from participating in or influencing any decisions that could affect the markets in which both Telefónica and Telecom Italia S.p.A. are present. See “Item 4. Information on the Company-Strategic Partnership” and “Item 10 Additional Information-Material Contracts”.

•
On September 25, 2013, the Board of Directors of Telefónica, S.A., pursuant to the resolution adopted by the Shareholders' Meeting of Telefónica, S.A., held on May 31, 2013, fixed November 6, 2013, as the date for the dividend distribution charged to unrestricted reserves, of a fixed gross amount of 0.35 euro for each Company share issued, in circulation, and carrying entitlement to this distribution.

•
On November 5, 2013, Telefónica, S.A. reached an agreement with PPF Group N.V. to sell 65.9% of Telefónica Czech Republic, a.s. for approximately 306 Czech Crowns per share in cash (approximately 2,467 million euros at the date of the agreement). The transaction was completed on January 28, 2014, after obtaining the relevant regulatory authorization.

•
On December 18, 2013, the Board of Directors of Telefónica, S.A. approved, upon the prior favorable report from the Nominating, Compensation and Corporate Governance Committee, the appointment of the Vice-Chairman of the Board of Directors, Mr. Julio Linares López, as a member of the Innovation Board Committee of Telefónica, S.A.

Business areas

On February 26, 2014, the Board of Directors of Telefónica approved the implementation of a new organizational structure (see Note 23 to our Consolidated Financial Statements and “item 4. Information on the company – Recent developments.”). As this change has taken place after the reporting period for this Annual Report, we present our results of operations throughout this Annual Report using the reporting structure that was in place during the reporting period.

The reporting structure of this Annual Report is as follows:

As of January 1, 2012, the Telefónica Group’s consolidated results have been reported in accordance with the organizational structure approved in September 2011, based on two regional business units, Telefónica Europe and Telefónica Latin America, and two global business units, Telefónica Digital and Telefónica Global Resources.

As a consequence, the digital world and global resources are included within “Other companies and eliminations”.

Additionally, from the beginning of 2013, the perimeter of consolidation of Telefónica Europe includes Tuenti Technologies, S.L. In 2012 and 2011 it was included in “Other companies and eliminations”. As a result, the results of Telefónica Europe and “Other companies and eliminations” have been revised for the fiscal years 2012 and 2011 to reflect the above mentioned organization. As this is an intragroup change, Telefónica’s consolidated results for 2012 and 2011 are not affected.

The following chart shows the organizational structure of the principal subsidiaries of the Telefónica Group at December 31, 2013, including their jurisdictions of incorporation and our ownership interest. For further detail, see Exhibit 8.1 to this Annual Report.

(1)	Ownership in Telefónica Móviles España, S.A.U. is held directly by Telefónica, S.A..
(2)	91.76% representing voting interest.
(3)	Ownership in Telefónica International Wholesale Services, S.L. is held 92.51% by Telefónica, S.A. and 7.49% by Telefónica Datacorp, S.A.U..
(4)	Companies held indirectly.
(5)	Ownership in TIWS II is held directly by Telefónica, S.A..
(6)	72.1% including treasury shares.

Telefónica, S.A., the parent company of the Telefónica Group, also operates as a holding company with the following objectives:

•	coordinate the Group’s activities;

•	allocate resources efficiently among the Group;

•	provide managerial guidelines for the Group;

•	manage the Group’s portfolio of businesses;

•	foster cohesion within the Group; and

•	foster synergies among the Group’s subsidiaries.

Our principal executive offices are located at Distrito Telefónica, Ronda de la Comunicación, s/n, 28050 Madrid, Spain, and our registered offices are located at Gran Vía, 28, 28013 Madrid, Spain. Our telephone number is +34 900 111 004.

Capital Expenditures and Divestitures

Our principal capital expenditures during the three years ended December 31, 2013, consisted of additions to property, plant and equipment and additions to intangible assets, including spectrum. In 2013, 2012 and 2011, we made capital expenditures of 9,395 million euros, 9,458 million euros and 10,224 million euros, respectively.

Year ended December 31, 2013

Capital expenditures in 2013 were in line with 2012. Capital expenditures in 2013 include the cost of spectrum mainly in United Kingdom, Brazil, Peru, Colombia and Spain, amounting to 1,224 million euros. Investment by Telefónica Europe in 2013 amounted to 3,872 million euros, mainly concentrated on continuing the roll-out of fiber optic across the fixed network in Spain, increasing the number of fiber optic-connected homes and customers. Development of the LTE mobile networks in Germany, the United Kingdom and Spain was ramped up to increase deployment and coverage, while investments continued to be made to boost the capacity of third-generation (3G) mobile networks. Telefónica Latin America’s investments in 2013 amounted to 5,252 million euros, mainly in the mobile business and centered primarily on overlay projects and expansion of the coverage, quality and density of 3G networks, as well as the minimum roll-out of LTE (Brazil, Colombia and Chile), the development of platforms to underpin new VASs, and the optimization of infrastructure and systems developments focusing on self-management. In the fixed line business, funds continued to be earmarked for rolling out UBB through speed upgrades in ADSL, fiber (FTTx) and VDSL in Brazil, Argentina and Chile, as well as the installation of fixed-mobile convergence systems (Brazil, Colombia, Chile and Peru).

Year ended December 31, 2012

Capital expenditures in 2012 declined 7.5% compared to 2011. Capital expenditures in 2012 include the cost of spectrum in Brazil, Nicaragua, Chile, Venezuela and Ireland, amounting to 586 million euros. In Telefónica Europe, there were significant investments in further capacity expansion and quality improvement of its mobile 3G networks in Spain, United Kingdom, Germany and Czech Republic, and additionally, into the development of the LTE network in Germany. In the fixed line business, there were significant investments in the fiber optic network roll-out and data services for large corporate customers in Spain, and in improving fixed broadband network in Czech Republic. Investments in Telefónica Latin America were focused on mobile business (mainly with overlay projects, and coverage expansion and enhancing the quality of its 3G networks), as well as on development of new platforms and evolving the existing ones to support new value-added services. In the fixed line business in Telefónica Latin America, significant investments were made in ultrabroadband and speed upgrades in DSL, FTTx and VDSL in Brazil, Argentina and Chile. Also, it is important to highlight the investments done by Telefónica Digital throughout 2012 in TV business including new HD channels introduction and commercial launches of OTT services and content delivery network in line with Telefónica Digital initiatives.

Year ended December 31, 2011

Capital expenditures in 2011 declined 5.7% compared with 2010. Capital expenditures in 2011 include the cost of spectrum in Spain, Brazil, Costa Rica and Colombia, amounting to 1,296 million euros. Investment in Europe continued to be focused on improving capacity and coverage of the mobile networks in the United Kingdom and Germany as well as the broadband business, primarily in the Czech Republic and Germany. Investment in the mobile business was principally directed toward improving 3G network capability. However, significant investments were also made in the fixed line business in Europe, principally in Spain, including investments in broadband to continue the localized roll-out of fiber optics, TV and data services for large corporate customers, as well as the maintenance of the traditional business. Investments in Latin America were focused mainly on the mobile business, mostly in the expansion of coverage and on 3G and GSM network capacity. In the fixed line business, network and plant upgrades and investment in broadband accounted for the bulk of the investment.

Financial Investments and Divestitures

There were no significant financial investments in 2013. Our principal divestures in 2013 were the sale of 40.00% of our investment, through Telefónica Centroamérica de Inversiones, S.L., in Guatemala, Salvador, Nicaragua and Panama for 500 million U.S. dollars (equivalent to 377 million euros on the date of execution of the sale) with no impact in the results of the Group given our continued control over the company after the transaction; the agreement to sell 65.9% of our investment in Telefónica Czech Republic, a.s. for 306 Czech crown per share (approximately 2,467 million euros at the date of the agreement), resulting in a capital loss of 176 million euros and the agreement to sell our stake in Telefónica Ireland, Ltd for 850 million euros.

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

Public Takeover Offers

Not applicable

Recent Developments

The principal events that have occurred since December 31, 2013, are set forth below:

•
On January 24, 2014, exchange agreement No. 25 came into force, which regulates the sale of foreign currency in the Republic of Venezuela for certain sectors and items. This agreement does not amend the exchange rate of 6.3 bolivares fuertes per U.S. dollar, which has applied since exchange agreement No. 14 was approved on February 8, 2013, except for: (i) cash for travelling abroad and remittances to individuals domiciled abroad; (ii) payment of operations inherent to national civil aviation and the international air transportation public service; (iii) operations inherent to insurance activity; (iv) leasing and service agreements, agreements for the import of intangible assets, payments of rental contracts for networks, and payments corresponding to the telecommunications sector; and (v) foreign investments and payments of royalties, use and exploitation of patents, trademarks and franchises, as well as technology import and technical assistance agreements.

Requests for the liquidation in U.S. dollars of the aforementioned concepts will be settled, at the foreign exchange rate resulting from the allocations conducted through the Complementary System for Administration of Foreign Currency (SICAD). The SICAD allocation as of January 15, 2014, resulted in an exchange rate of 11.36 bolivares fuertes per U.S. dollar. Nonetheless, the aforesaid agreement stipulates that the liquidation of foreign currency operations requested before the Central Bank of Venezuela before exchange agreement No. 25 came into force, will be settled at the exchange rate established in the February 8, 2013, exchange agreement, i.e. at a rate of 6.3 bolivares fuertes per U.S. dollar.

The change to the currency exchange system introduced in the aforesaid agreement will take effect in the Telefónica Group's consolidated financial statements from the moment it comes into force, on January 24, 2014. It is therefore a subsequent event that does not impact the consolidated financial statements, as the previous exchange rate of 6.3 bolivares fuertes per U.S. dollar was in force as at the year ended December 31, 2013 and up to January 24, 2014, for all foreign currency transactions.

The main aspects to be considered in 2014 are as follows. In order to estimate the impacts in euro, the rate used is the exchange rate resulting from the SICAD allocation as of January 15, 2014, amounting to 11.36 bolivares fuertes per U.S. dollar, which will vary throughout 2014.

-
The decrease of the Telefónica Group's net assets in Venezuela as a result of the conversion to euro at the new exchange rate with a balancing entry in Group equity of approximately 1,800 million euros, based on the net assets as at December 31, 2013.

-
As part of the decrease mentioned in the preceding paragraph, the value in euro of the net financial assets denominated in bolivar fuerte will decrease by approximately 1,200 million euros, as per the balance sheet as at December 31, 2013.

-
On the other hand, it should be noted that Exchange regulations in Venezuela are in constant evolution. Thus, on February 20, 2014, the Government of Venezuela announced a complementary currency system identified as "SICAD 2", in addition to those already in existence, which will revoke the Act of Illicit Exchange ("Ley de Ilícitos Cambiarios") and will create an alternative market with bands of exchange rates, which will be regulated by the Central Bank of Venezuela. However, as of the date of authorisation for issue of this Annual Report, the system described in such announcement or the corresponding measures have not yet been formalised.

•
On January 28, 2014, after obtaining the relevant regulatory approval, the sale of Telefónica Czech Republic, a.s., was completed. Subsequent to the sale, Telefónica holds a 4.9% stake in Telefónica Czech Republic, a.s.

•
On February 26, 2014, the Board of Directors of Telefónica approved the implementation of a new organizational structure focused on clients and that incorporates our digital offering as the main focus for our commercial policies. The structure aims to give greater visibility to local operations, bringing them closer to the corporate decision-making center, simplifying the global structure and strengthening the transverse areas to make the decision-making process more efficient.

Within this framework, Telefónica has created the role of the Chief Commercial Digital Officer, who will be responsible for fostering revenue growth. On the cost side, the Company has strengthened the role of the Chief Global Resources Officer. Both Officers will report directly to the Chief Operating Officer (COO), as will the local business CEOs for Spain, Brazil, Germany and the United Kingdom, in addition to the Latin American Unit, which now no longer includes Brazil.

The new model integrates the activities carried out to date by Telefónica Digital Limited, Telefónica Europe Plc ("Telefónica Europe") and Telefónica Latin America (Telefónica Latam) into the Global Corporate Center, thus simplifying the organization.

•	On February 27, 2014, the Board of Directors of Telefónica has agreed, regarding the 2014 dividend, to determine the amount thereof at 0.75 euros per share, payable in two tranches:

- 0.35 euros per share by means of a "scrip dividend" in the fourth quarter of 2014.

- 0.40 euros per share in cash in the second quarter of 2015.

Regarding the 2013 dividend amounting to 0.75 euros per share, with a first tranche of 0.35 euros per share already paid in cash in November 2013, the Company confirms that the second tranche amounting to 0.40 euros per share will be paid in cash in the second quarter of 2014. The adoption of the corresponding corporate resolutions will be proposed in due course.

For information related to our significant financing transactions completed in 2013 and through the date of this Annual Report, see “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Anticipated Sources of Liquidity.

B. Business Overview

The Telefónica Group is one of the world’s leading mobile and fixed communications services providers. Its strategy is to become a leader in the new digital world and transform the possibilities it brings into reality.

Telefónica aim is to reinforce its position as an active player in the digital world capable of seizing all the opportunities afforded by its global scale and its industrial and strategic alliances.

Telefónica has a regional and integrated management model. The current organizational structure was defined in 2011 and its implementation continued through 2013. The different operations of the Telefónica Group, are organized around two geographic regions, Europe and Latin America, together with other Global Units. Telefónica Europe comprised, at year-end, the Spain, United Kingdom, Germany, Czech Republic, Slovakia and Ireland operations. Latin America includes operations in Brazil, Argentina, Peru, Chile Venezuela and Central America (El Salvador, Guatemala, Nicaragua, Panama and Costa Rica), Colombia, Mexico, Ecuador and Uruguay. Telefónica Digital is a global business division of Telefónica. Its mission is to seize the opportunities within the digital world and deliver new growth for Telefónica through research and development, venture capital, global partnerships and digital services.

Telefónica Global Resources is a global unit that aims to support the profitability and sustainability of the business by leveraging economies of scale, as well as by driving Telefónica’s transformation into a fully global company. Its goal is to maximize Telefónica's economies of scale while seeking greater efficiencies for the company, through, among other strategies, simplification, standardization, rationalization and consolidation, global procurement and the management of Telefónica's non-strategic assets.

In 2013, with the aim of strengthening direct contact with both retail and corporate clients in order to accelerate the transformation of the company into a digital telecommunications company, the Global Chief Marketing Officer position was created, which oversees all the related commercial areas, encompassing product, service, channels, handset and pricing policies, as well as advertising and brand strategies. Furthermore, Telefónica Global Solutions is facing the increasing complexity of the enterprise market where the adoption of digital solutions is increasingly common.

Telefónica Europe and Telefónica Latin America’s aim is to generate sustainable growth through available means and the support of the Telefónica Group. In this report two differentiated segments are presented: Telefónica Europe (T. Europe) and Telefónica Latin America (T. Latin America).

The Telefónica's Group strategy aims to:

•	Improve the customer experience in order to continue increasing accesses.

•	Lead growth:

-	Drive forward the penetration of smart phones in all markets in order to raise the rate of growth of mobile data by monetizing their increasingly widespread use;

-	Defend our competitive positioning, and leverage our customer knowledge;

-	Develop the growth opportunities that have arisen in an increasingly digital context, such as media, financial services, cloud, security, advertising, M2M, e-Health, etc; and

-	Capture the opportunity in the business segment.

•	Continue working on the transformation of the Group’s operating model:

-	Increase the modernization of networks in markets where we operate through technological advances and the acquisition of spectrum;

-	Maximize the benefits of economies of scale to increase efficiency;

-	Simplify the operative model; and

-	Reduce legacy cost, especially legacy network costs.

In addition, Telefónica maintains an industrial alliance with Telecom Italia, S.p.A and a strategic alliance with China Unicom in which the Group holds a 5% stake. Furthermore, in order to unlock the value of Telefónica's scale, the "Partners" program was created in 2011, and now includes five operators (Bouygues, Etisalat, Sunrise, Megafon and O2 CZ). The Partners Program is an initiative that makes available to selected operators and under commercial terms a host of services that allows partners to leverage on Telefónica’s scale and to cooperate on key business topics (roaming, services to multinationals, procurement, devices, etc.).

Elsewhere, in 2013 Telefónica Europe’s portfolio was restructured through a sale agreement of operations in the Czech Republic, which was closed in January 2014 after obtaining regulatory approval, and in Ireland, pending regulatory approval, and with the announcement of the acquisition of E-Plus by Telefónica Germany to form the leading operator in the European market.

Non-controlling or minority interests can be divided into two groups. Firstly, subsidiaries listed in a regulated market, such as Telefónica Brasil or Telefónica Deutschland, where minority shareholdings are widely dispersed and for which Telefónica protects minority interests by complying with the regulations of the related market. Secondly, subsidiaries with a main minority shareholder, with which agreements are entered into in order to guarantee the protection of its rights, and in certain cases (such as Colombia Telecomunicaciones) where there are also specific commitments resulting from corporate transactions (see Note 21.b).

The Company has a governance system, which applies to Telefónica’s entire structure. Pursuant to the Company’s commitment to its shareholders, the Board of Directors, supported by its Committees, manages the Company’s business in accordance with the corporate governance rules laid down primarily in the Corporate By-laws, Regulation of the General Shareholders' Meeting, and Regulation of the Board of Directors.

Telefónica’s Board of Directors consists of 18 directors and is responsible for overseeing and controlling the Company’s activity. It has sole powers regarding general strategy and policies on corporate governance, corporate social responsibility, remuneration of the Board and senior management, shareholder remuneration, and strategic investments.

In order to strengthen the corporate governance of the Company, the board of directors of Telefónica, S.A. has eight committees (including the Executive Commission) which are charged with examining and overseeing areas of particular relevance. Pursuant to its regulation, the Board also confers responsibility for day-to-day management of the businesses to Telefónica’s executive bodies (primarily through the Executive Committee) and management team.

2013 highlights

Telefónica managed a total of almost 323 million accesses at the end of 2013, up 2.3% year-on-year, driven by contract mobile customers, in particular in the mobile broadband segment, and pay TV accesses. Telefónica Latin America (69% of the total) performed especially well, posting an increase in accesses of 4.2% year-on-year. It is important to note that the variance in accesses is impacted by the sale of the fixed business's residential assets in the UK and the disconnection of some inactive accesses (Czech Republic).

Revenues totaled 57,061 million euros in 2013, and showed a year-on-year decline of 8.5%, impacted by exchange rate differences and the effect of hyperinflation in Venezuela, which subtracted 7.5 percentage points from growth. Additionally, the year-on-year variance was also affected by the changes in the scope of consolidation mainly due to the sale of Atento (1.7 p.p.). Excluding these impacts, revenue in 2013 rose by 0.7% year-on-year.

The main growth drivers of Telefónica Group revenues are Latin America and mobile data revenue, partially offsetting the pressure on revenue in Europe.

The structure of revenues reflects the Company's strong diversification and, despite the abovementioned exchange rate impact, T. Latin America accounted for 51% of total revenues in 2013 (+2.2 percentage points compared with 2012), while revenues from European operations as a percentage of Telefónica Group revenues fell by 1.1 percentage points year-on-year (47% of the total). Telefónica Spain's contribution to consolidated revenues decreased by 1.3 percentage points to less than 23% of the total.

OIBDA reached 19,077 million euros, a decline of 10.1% in reported terms, impacted by exchange rate differences and the effect of hyperinflation in Venezuela, which reduced growth by 7.5 percentage points. It was also affected by the value adjustment or net loss on the sale of Telefónica Ireland and Telefónica Czech Republic, the sale of non-strategic towers in Spain, changes in the scope of consolidation (principally Atento, which is not consolidated since December 2012), and certain other impacts like contractual changes in the commercial model for selling handsets in Chile. Net of these impacts, OIBDA would have been flat with respect to the prior year. The OIBDA margin closed at 33.4% for 2013, down 0.6 percentage points year-on-year in reported terms.

The below table shows the evolution of accesses over the past three years:

Accesses
Thousands of accesses	2011	2012	2013	%Var 11/12	%Var 12/13
Fixed telephony accesses (1)(2)	40,119.2	40,002.6	39,338.5	(0.3)%	(1.7)%
Internet and data accesses	19,134.2	19,402.6	19,102.0	1.4%	(1.5)%
Narrowband	909.2	653.2	510.8	(28.2)%	(21.8)%
Broadband (3)(4)	18,066.3	18,596.2	18,447.8	2.9%	(0.8)%
Other (5)	158.7	153.1	143.4	(3.5)%	(6.3)%
Mobile Accesses	238,748.6	247,346.9	254,717.2	3.6%	3.0%
Prepay	162,246.9	165,821.9	165,557.0	2.2%	(0.2)%
Contract (6)	76,501.7	81,525.0	89,160.3	6.6%	9.4%
Pay TV	3,309.9	3,336.2	3,602.2	0.8%	8.0%
Unbundled loops	2,928.7	3,308.8	3,833.4	13.0%	15.9%
Share ULL	205.0	183.5	130.6	(10.5)%	(28.9)%
Full ULL	2,723.7	3,125.3	3,702.9	14.7%	18.5%
Wholesale ADSL	849.3	845.4	866.9	(0.5)%	2.5%
Other	1,518.0	1,577.1	1,658.2	3.9%	5.1%
Final Client Accesses	301,311.8	310,088.3	316,759.9	2.9%	2.2%
Wholesale Accesses	5,296.0	5,731.3	6,358.5	8.2%	10.9%
Total Accesses	306,607.8	315,819.6	323,118.4	3.0%	2.3%
Note:
- Telefónica Spain mobile accesses include since 2013 the accesses of Tuenti and in 2012 they have been restated with the same criteria.
(1)
PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company´s accesses for internal use and total fixed wireless included. Includes VoIP and Naked ADSL.

(2)	In the second quarter of 2013, 209 thousand accesses were disconnected due to the disposal of the assets of the fixed business in UK.
(3)	ADSL, satellite, optical fiber, cable modem and broadband circuits.
(4)	In the second quarter of 2013, 511 thousand accesses were disconnected due to the disposal of the assets of the fixed business in UK.
(5)	Retail circuits other than broadband.
(6)	The first quarter of 2013 includes the disconnection of 114 thousand inactive accesses in Czech Republic.

The chart below shows the evolution of accesses by region over the past three years:

Accesses by region (millions)

The Group’s strategy is based on capturing growth in our markets and especially on attracting high-value-added customers.

In the mobile segment, contract accesses rose by 9.4% to 89.2 million and now account for 35% of the total mobile customer base (+2 percentage points year-on-year), underlining the focus on the high-value segment.

The Company's mobile broadband accesses stood at 72.8 million in December 2013, maintaining solid growth of 38% year-on-year, and representing 29% of mobile accesses (+7 percentage points year-on-year). Underpinning this growth was the strong performance of smartphones, which achieved a penetration of 27% in terms of mobile internet tariffs over the customer base (+8 percentage points year-on-year), with net additions of 20.7 million (+35% year-on-year).

Telefónica’s customer base includes the consumer and business segments, and therefore is not affected by customer concentration risk.

The below table shows our consolidated results of operations for the past three years:

	Year ended December 31						Percent Change
Results of operations	2013		2012		2011		2013 vs 2012		2012 vs 2011
Millions of euros	Total	% of revenues	Total	% of revenues	Total	% of revenues	Total	%	Total	%
Revenues	57,061	100.0%	62,356	100.0%	62,837	100.0%	(5,295)	(8.5)%	(481)	(0.8)%
Other income	1,693	3.0%	2,323	3.7%	2,107	3.4%	(630)	(27.1)%	216	10.3%
Supplies	(17,041)	(29.9)%	(18,074)	(29.0)%	(18,256)	(29.1)%	1,033	(5.7)%	182	(1.0)%
Personnel expenses	(7,208)	(12.6)%	(8,569)	(13.7)%	(11,080)	(17.6)%	1,361	(15.9)%	2,511	(22.7)%
Other expenses	(15,428)	(27.0)%	(16,805)	(27.0)%	(15,398)	(24.5)%	1,377	(8.2)%	(1,407)	9.1%
Operating income before depreciation and amortization (OIBDA)	19,077	33.4%	21,231	34.0%	20,210	32.2%	(2,154)	(10.1)%	1,021	5.1%
Depreciation and amortization	(9,627)	(16.9)%	(10,433)	(16.7)%	(10,146)	(16.1)%	806	(7.7)%	(287)	2.8%
Operating income	9,450	16.6%	10,798	17.3%	10,064	16.0%	(1,348)	(12.5)%	734	7.3%
Share of profit (loss) of associates	(304)	(0.5)%	(1,275)	(2.0)%	(635)	(1.0)%	971	(76.2)%	(640)	n.m.
Net financial expense	(2,866)	(5.0)%	(3,659)	(5.9)%	(2,941)	(4.7)%	793	(21.7)%	(718)	24.4%
Corporate income tax	(1,311)	(2.3)%	(1,461)	(2.3)%	(301)	(0.5)%	150	(10.3)%	(1,160)	n.m.
Profit for the year	4,969	8.7%	4,403	7.1%	6,187	9.8%	566	12.9%	(1,784)	(28.8)%
Non-controlling interests	(376)	(0.7)%	(475)	(0.8)%	(784)	(1.2)%	99	(20.8)%	309	(39.4)%
Profit for the year attributable to equity holders of the parent	4,593	8.0%	3,928	6.3%	5,403	8.6%	665	16.9%	(1,475)	(27.3)%
n.m.: non meaningful

Year ended December 31, 2013 compared with year ended December 31, 2012

The main metrics in profit and loss statement were negatively impacted in 2013 by exchange rate fluctuations, mainly due to the devaluation of the bolivar fuerte and the depreciations of the Brazilian real and the Argentine peso against the euro. Thus, exchange rates reduced year-on-year revenue and OIBDA growth in 2013 by 7.5 percentage points.

Note that the Telefónica Group deconsolidated the results from the Atento Group as of the end of November 2012 (following the disposal of the company during the fourth quarter of 2012), therefore affecting year-on-year comparisons of Telefónica’s reported financial results.

Revenues in 2013 totaled 57,061 million euros, decreasing 8.5% in reported terms, impacted by the exchange rate differences and the effect of hyperinflation in Venezuela which reduced year-on-year growth by 7.5 percentage points. Additionally, revenues were affected by changes in the consolidation perimeter especially the deconsolidation of the Atento group (-1.7 p.p.). Excluding these impacts, revenue in 2013 rose by 0.7% year-on-year.

The Telefónica Group’s main revenue growth drivers were Telefónica Latin America and mobile data revenue, partially offsetting the pressure on revenue in Europe.

The structure of revenues reflects the Company’s diversification and despite the above mentioned exchange rate impact, Telefónica Latin America accounted for 51% of total revenues in 2013 (+2.2 percentage points compared with 2012), while revenues from European operations as a percentage of Telefónica Group revenues fell by 1.1 percentage points year-on-year (47% of the total). Telefónica Spain’s contribution to consolidated revenues decreased by 1.3 percentage points to less than 23% of the total.

Mobile data revenues decreased 0.7% in reported terms. Excluding the impact of exchange rate differences and the effect of the hyperinflation in Venezuela, mobile data revenues would have increased 9.3% being the main growth driver in 2013. They now account for 37% of mobile service revenues, +3 percentage points compared with 2012. Especially noteworthy is the growth in non-SMS data revenues (+11.2% in reported terms and +22.2% in the year excluding the impact of exchange rate differences and the effect of hyperinflation in Venezuela), which accounted for 64% of total data revenues in the year in reported terms (+7 percentage points year-on-year).

Other income: mainly includes own work capitalized in our fixed assets, the profit from the sale of other assets, and the disposal of non-strategic towers in Latin America and Spain. The lower level of sales of non-strategic towers compared to 2012 is the main driver for its decrease.

Other income in 2013 consisted mainly of the sale of non-strategic towers in Latin America and Spain (113 million euros in other income and 111 million euros in OIBDA), the capital gain from the disposal of the assets of the fixed business in the United Kingdom (83 million euros), the capital gain from the sale of assets in Germany (76 million euros) and the capital gain from the sale of the stake in Hispasat (21 million euros).

In 2012 this item is mainly explained by the sale of non-strategic towers in Latin America and Spain (659 million euros in other income and 643 million euros in OIBDA), the gain from the sale of applications (39 million euros), and the capital gains from the sale of the Atento group (61 million euros), of Rumbo (27 million euros) and the partial sale of Hispasat (26 million euros).

Total consolidated expenses, which include supplies, personnel expenses and other expenses (primarily external services and taxes) amounted to 39,678 million euros in 2013. This represents an 8.7% decrease year-on-year in reported terms, which was primarily due to:

•	exchange rate differences and the effect of hyperinflation in Venezuela (-7.3 p.p.);

•	changes in the consolidation perimeter caused by the disposal of Atento and Rumbo (-1.9 p.p.);

•	value adjustments or impairment and loss on sale of companies in 2013 and 2012:

-	the impact of losses on the sale of companies in 2013, totaled an amount of 192 million euros, primarily from the sale agreements of Telefónica Ireland and Telefónica Czech Republic (+0.4 p.p.);

-
the impact of value adjustments or impairment and loss on sale of companies in 2012, which totaled an amount of 624 million euros, primarily from the sale of part of our stake in China Unicom and a value adjustment of Telefónica Ireland (-1.4 p.p.); and

•
a contractual change in the commercial model for selling handsets in Chile as a result of which we began from September 2012, to record all of the costs of handsets sold immediately rather than capitalizing such costs and depreciating them over the life of the contract (+0.4 p.p.).

Excluding the aforementioned items, total expenses grew 1.2% in 2013 compared with 2012, mainly as a result of the greater commercial activity in Telefónica Latin America, focused on capturing high-value customers.

•
Supplies stood at 17,041 million euros in 2013, falling 5.7% with respect to 2012, impacted to a large degree by exchange rate differences and the effect of hyperinflation in Venezuela, which reduced this item by 7.3 percentage points. Additionally, the year-on-year change is affected by changes in the consolidation perimeter (-1.4 p.p.) and by the contractual change in the commercial model for selling handsets in Chile discussed above (+0.9 p.p.). Excluding both effects, expenses grew 2%, as a result of the greater commercial activity in Telefónica Latin America, both in the mobile segment, due to an increase in the weighting of smartphone sales, and in the fixed business, mainly pay TV, which offset the decline in equipment costs in Europe and the lower termination costs at the group level.

•
Personnel costs totaled 7,208 million euros and fell by 15.9% with respect to 2012, mainly impacted by the exchange rate differences and the effect of hyperinflation in Venezuela (-6.2 p.p.) and changes in the consolidation perimeter (-13.6 p.p.). Excluding both effects personnel expenses increased by 4% explained by the negative impact of inflation in certain Latin American countries, despite the higher reduction reported at Telefónica Europe due to savings from workforce restructuring programs, mainly in Spain, the Czech Republic and the UK. This item also reflects non-recurrent restructuring expenses amounting to 156 million euros in 2013 versus 67 million euros in 2012.

The average headcount in 2013 was 129,893 employees, 3.9% lower than the average in 2012 excluding the impact of the deconsolidation of Atento.

•
Other expenses amounted to 15,428 million euros, falling 8.2%, mainly affected by the impact of exchange rate differences and the effect of hyperinflation in Venezuela (-8 p.p.). In addition, it was also affected by changes in the consolidation perimeter (+3.5 p.p.), by the above mentioned value adjustment in companies in 2012 and 2013 (-2.6 p.p.) and expenses associated to sale of non-strategic towers (-0.1 p.p.). Excluding these effects this item fell 1.1%, explained by the lower costs in Telefónica Europe, mainly in commercial expenses, systems and networks, due to the efficiency measures carried out especially in Spain, which involved simplification of processes, distribution channels and call centers redefinition, internalization of activities, savings from the restructuring plan and temporary cancelation of the corporate contribution to pension plans.

OIBDA reached 19,077 million euros, showing a decline of 10.1%, impacted by:

•	exchange rate differences and the effect of hyperinflation in Venezuela (-7.5 p.p.);

•	the lower amount of non-strategic towers sold in 2013 compared to 2012 (-2.5 p.p.);

•	changes in the consolidation perimeter mainly caused by the disposal of Atento (-1.0 p.p.);

•	value adjustments or impairment and loss on sale of companies in 2013 and 2012:

−	the impact of the sale of companies mainly the sale agreements of Telefónica Ireland and Telefónica Czech Republic in 2013 (-1.3 p.p.);

−
the impact of value adjustments or impairment and loss on sale of companies in 2012 totaled 624 million euros, primarily from the sale of part of our stake in China Unicom and a value adjustment of Telefónica Ireland (+2.9 p.p.); and

•	the contractual change in the commercial model for selling handsets in Chile (-0.8 p.p.).

Excluding the aforementioned items, OIBDA for 2013 is stable versus the prior year. OIBDA margin was 33.4% in 2013, down 0.6 percentage points year-on-year in reported terms.

By region, Telefónica Europe contributed the most to consolidated OIBDA, accounting for 52.0% (+3.8 percentage points versus December 2012). Telefónica Latin America represented 49% as margins in Europe increased through the year.

Depreciation and amortization in 2013 (9,627 million euros) registered a year-on-year drop of 7.7%, mainly due to the exchange rate effects and the sale of the Atento Group, Telefónica Ireland, and Telefónica Czech Republic. The depreciation and amortization charges arising from purchase price allocation processes amounted to 856 million euros during 2013 (-11.1% year-on-year).

Operating income in 2013 totaled 9,450 million euros, decreasing 12.5% year-on-year, highly impacted by exchange rate differences and the effect of hyperinflation in Venezuela (-9.6 p.p.). Additionally the year-on-year change is affected by the lower amount of non-strategic towers sold in 2013 as compared to 2012 (-4.9 p.p.), the value adjustment of companies in 2013 and 2012 (+4.9 p.p.), sales of companies (-0.1 p.p.), changes in the consolidation perimeter (-1.5 p.p.) and by the contractual change in the commercial model for selling handsets in Chile in 2012 (-0.9 p.p.). Excluding these impacts operating income would have fallen 0.5% year-on-year.

Share of profit (loss) of investments accounted for by the equity method was a loss of 304 million euros in 2013 compared with a loss of 1,275 million euros in 2012 and was affected by adjustments to the value of the stake of Telco, S.p.A. in Telecom Italia, S.p.A and the contribution to results in the year, resulting in a negative impact on “Share of loss of investments accounted for by the equity method” of 267 million euros and 1,277 million euros, respectively.

Net financial expense amounted to 2,866 million euros in 2013, 21.7% lower than in 2012, of which 111 million euros were due to net negative foreign exchange differences. Excluding this effect, net financial expenses fell 11.8% year-on-year, mainly due to an 11.4% reduction in the average debt. The effective cost of debt over the last twelve months, excluding exchange rate differences was 5.34%, 3 basis points below December 2012, with savings from management improvements over the gross cost of debt in euros offsetting the impact on the effective cost from the fact that most of the reduction has been in euros (with below average costs).

Corporate income tax in 2013 stood at 1,311 million euros, on a pre-tax income of 6,280 million euros, implying an effective tax rate of 20.9%, 4.0 percentage points lower year-on-year. This is mainly due to the recognition in 2012 of the tax assessments in Spain.

Profit attributable to non-controlling interests reduced 2013 net profit by 376 million euros and was down 20.7% year-on-year, mainly as a result of the lower profit attributed to minority interests in Brazil, affected by the exchange rate.

As a result of the performance of the above items, profit for the period in 2013 was 4,593 million euros (16.9% higher year-on-year).

Year ended December 31, 2012 compared with year ended December 31, 2011

The year 2012 was a key year in the transformation of Telefónica. Throughout the year, a number of initiatives were undertaken aimed at helping the Company begin growing again. Telefónica Latin America surpassed Telefónica Europe in revenues for the first time, continuing to be one of the group’s two main levers of growth, along with mobile data revenues.  In Telefónica Europe, there has been a recovery in sales activity in certain markets owing to the success of tariffs that have been launched, especially "Movistar Fusión" in Spain, which reflect an improvement of its competitive position across different markets, even though revenues of Telefónica Europe fell 6.5% with respect to 2011.

In view of the sale of the Atento Group in the fourth quarter of 2012, the results of that business area were deconsolidated from the Telefónica Group as of the end of November 2012. This had an impact on the year-on-year comparison of Telefónica's economic results in reporting terms.

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

The Company's strong diversification continues to be a key differential for the Group in the current market situation, as reflected by the revenues structure. In this regard, revenues showed solid growth in Telefónica Latin America (up 5.5% year-on-year) and accounted for 49% of consolidated revenues (up 2.9 p.p. compared to 2011), outperforming those of Telefónica Europe (48% of the Group’s total and down 6.5% year-on-year). Telefónica Spain's contribution to consolidated revenues decreased to 24%.

The decline in revenue compared to the prior year was caused by the lower average revenue per access for the Group, mainly due to lower average revenue per mobile access in Spain and the UK, and the overall fall in average revenue per fixed access in the Group, which undermined the growth in accesses. Revenues were strongly impacted by cuts to interconnection rates, which had a drag of approximately 1.1 p.p. on overall revenue growth.

In terms of services, mobile data revenue continued to be the largest growth driver in 2012 (up 12.8% year-on-year), accounting for over 34% of mobile service revenues in the period (31% in 2011). Non-SMS data revenue climbed 24.1% year-on-year, raising its share of total data revenue by 5 p.p. to 57%.

Other income is primarily comprised of the gains on disposals of assets, which were 782 million euros in 2012 (down 5.0% year-on-year). In 2012, other income primarily reflects: i) sales of non-strategic towers, with an impact of 643 million euros on Other income (and OIBDA), primarily in Brazil, Mexico, Chile, Spain and Peru; ii) the sale of software applications (gains of 39 million euros; 18 million euros recognized in Telefónica Spain); and iii) the fourth-quarter sales of the Atento Group (gains of 61 million euros), Rumbo (gains of 27 million euros) and Hispasat (partial sale, gains of 26 million euros). In 2011, this caption mainly reflected: i) the positive impact derived from the partial reduction of the Group’s economic exposure in Portugal Telecom (184 million euros); and ii) the sale of non-strategic towers (541 million euros).

Total expenses, which include supplies, personnel expenses and other expenses (mainly external services and taxes other than corporate income tax) stood at 43,448 million euros, down 2.9% on the 2011 figure. These expenses were affected by exchange rate differences and hyperinflation adjustments (0.3 p.p.); when stripping out this impact, expenses were down 3.2%. The year-on-year variance reported is also affected by the provision for restructuring expenses in Spain, made in the third quarter of 2011 (2,671 million euros). The year-on-year reduction in expenses is primarily explained by the absence of similar restructuring charges in 2012 and lower commercial expenditure, especially in Spain, as a result of a new commercial model in place from the end of 2011.

•
Supply costs amounted to 18,074 million in 2012, down 1.0% on 2011, reflecting the lower mobile interconnection costs and lower handset consumption in Spain resulting from the new policy doing away with subsidies and the lower volume of handset upgrades.

•
Personnel expenses were 8,569 million euros, down 22.7% on 2011. The year-on-year variance was affected by the provision for personnel restructuring in Spain, mentioned above. When stripping out the impact of this provision, which amounted to 2,671 million euros, personnel expenses were 1.9% higher than in 2011, reflecting the adjustments for inflation in certain Latin American countries.

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

OIBDA stood at 21,231 million euros, up 5.1% from 2011. When stripping out the negative impact of exchange rate differences and the effect of hyperinflation in Venezuela (0.3 p.p.), OIBDA grew by 5.4%. The OIBDA margin for 2012 was 34.0%, as a result of a year-on-year erosion of revenues that was not offset by cost savings.

In terms of geographic segments, Telefónica Latin America had the largest contribution to consolidated OIBDA (52.3%, down 1.6 p.p. compared to December 2011). Telefónica Europe accounts for less than 50%.

Depreciation and amortization rose by 2.8% year-on-year, to 10,433 million euros. This variance was primarily due to amortization of new spectrum licenses acquired in Germany, Brazil, Colombia, Mexico and Venezuela, and to the overall increase in fixed assets. Total depreciation and amortization charges derived from purchase price allocation processes stood at 962 million euros in 2012 (down 14.1% year-on-year).

Operating income in 2012 amounted to 10,798 million euros, a reported increase of 7.3%, helped by a 5.1% increase in OIBDA and hurt partially by a 2.8% increase in depreciation and amortization.

The share of profit (loss) of associates in 2012 reflects a loss of 1,275 million euros (versus a loss of 635 million euros in 2011), primarily due to the write-down of Telco, S.p.A.’s investment in Telecom Italia and the recovery of all the operating synergies considered at the time of this investment, with a net loss impact of -1,355 million euros in 2012 and -662 million euros in 2011.

Net financial expense in 2012 totaled 3,659 million euros, 24.4% more than in 2011. This increase is due to two effects: first, an increase in average cost of net debt primarily due to the increase in average net debt (up 3.3% to a total of 58,187 million euros), the rise in credit spreads and the need to enhance liquidity (with very low returns compared to the cost of the debt) as a result of the financial market crises; and, secondly, to the increase in net exchange differences caused by the decline in estimated value of the bolivar fuerte. In spite of the increase in credit costs, the Group’s average cost of gross financial debt held steady at 4.7%. Stripping out net exchange rate differences, such expenses implied an average cost of net debt of 5.37% in 2012.

Corporate income tax in 2012 amounted to 1,461 million euros, implying an effective tax rate of 24.9% over the 5,864 million euros of profit before tax, lower than statutory rates, mainly due to the recognition of tax losses in several countries.

Profit attributable to non-controlling interests reduced net profit by 475 million euros in 2012, and primarily reflects the share of Telefónica Brasil, Telefónica Czech Republic and Telefónica Germany's profits attributable to non-controlling interests. The year-on-year variance (a decrease of 39.5%) was due to reversal in the fourth quarter of 2011 of deferred tax liabilities recognized on the Vivo purchase price allocation (1,288 million euros) as a result of the change in the tax value of certain assets acquired.

In all, the consolidated profit of 2012 amounted to 3,928 million euros (down 27.3% year on year).

Segment results

Some of the figures in the table below are compared at a constant exchange rate in order to analyze yearly performance excluding the effect of exchange rate variation. For certain of the financial results discussed below, comparison has been made using previous year’s average exchange rate to convert the figure and by excluding the consideration of Venezuela as a hyperinflationary economy. In these cases a comment of “excluding foreign exchange rate effect” or “excluding foreign exchange rate effect and the consideration of Venezuela as a hyperinflationary economy” (or similar wording) has been indicated.

Some figures discussed further below have been compared in local currency (LC), taking the financial magnitudes in the relevant local currency as they were registered in the corresponding periods.

							Var 11/12		Var 12/13
Millions of euros	2011	% Total	2012	% Total	2013	% Total	Reported	Ex fx (*)	Reported	Ex fx (*)
Revenues	62,837		62,356		57,061		(0.8)%	(0.9)%	(8.5)%	(1.0)%
T. Europe	32,076	51.0%	30,006	48.1%	26,840	47.0%	(6.5)%	(7.8)%	(10.6)%	(9.3)%
T. Latin America	28,941	46.1%	30,520	48.9%	29,193	51.2%	5.5%	6.7%	(4.3)%	9.6%
OIBDA	20,210		21,231		19,077		5.1%	5.4%	(10.1)%	(2.6)%
T. Europe	9,262	45.8%	10,228	48.2%	9,917	52.0%	10.4%	9.5%	(3.0)%	(2.1)%
T. Latin America	10,890	53.9%	11,103	52.3%	9,439	49.5%	2.0%	3.1%	(15.0)%	(1.4)%
OIBDA Margin	32.2%		34.0%		33.4%
T. Europe	28.9%		34.1%		36.9%
T. Latin America	37.6%		36.4%		32.3%
Operating income	10,064		10,798		9,450		7.3%	8.8%	(12.5)%	(2.8)%
T. Europe	4,181	41.5%	5,214	48.3%	5,211	55.1%	24.7%	23.9%	(0.1)%	0.5%
T. Latin America	6,120	60.8%	6,015	55.7%	4,805	50.8%	(1.7)%	0.7%	(20.1)%	(3.0)%
Net income	5,403		3,928		4,593
(*) Excluding exchange rate differences and the effect of hyperinflation in Venezuela.

Revenues and OIBDA Contribution by Country

We include below some charts showing the revenues and OIBDA contribution by main countries, and segments, to total Consolidated Group revenues and OIBDA for 2011, 2012 and 2013. By way of explanation, total Group revenues and OIBDA are 100% in each year, and in each country or region the percentage represents its contribution to the total Group.

Revenues 2011	Revenues 2012	Revenues 2013
Telefonica Europe			
T.Spain	27.5%	24.0%	22.7%
United Kingdom	11.0%	11.3%	11.7%
Germany	8.0%	8.4%	8.6%
Czech Republic	3.2%	2.9%	2.8%
Slovakia	0.3%	0.3%	0.4%
Ireland	1.2%	1.0%	1.0%
Total	**51.0%**	**48.1%**	**47.0%**
Telefonica Latam			
Brasil	22.8%	21.8%	21.4%
Mexico	2.5%	2.6%	2.8%
Venezuela & CAM	5.1%	6.4%	7.4%
Colombia	2.5%	2.8%	3.0%
Peru	3.2%	3.8%	4.3%
Argentina	5.1%	5.9%	6.5%
Chile	3.7%	4.1%	4.4%
Total	**46.1%**	**48.9%**	**51.2%**
Fil+Rest+Eli.	**2.9%**	**3.0%**	**1.8%**

As the preceding charts show, the Telefónica Group has high geographic diversification with Telefónica Latin America’s revenues contribution to Group revenue increasing in the last three years. Spain and Brazil are the largest single contributors to Group revenue and OIBDA, followed by the UK, Germany, Venezuela and Central America, Argentina and Chile. Beginning in 2013 we present figures of Venezuela and Central America together, and figures for previous years have been revised.

Together, these countries accounted for 88% of OIBDA and 83% of Group revenue in 2013 (88% of OIBDA and 82% of revenue in 2012 and 84% of OIBDA and 83% of revenue in 2011, respectively), and are therefore those on which our following discussion of segment results is focused below.

Contribution to growth by country

In the charts included below, we disclose the contribution to growth by country and segment excluding the effects of exchange rate differences and the effect of hyperinflation in Venezuela. It shows the contribution to consolidated growth of revenues and OIBDA of the main countries and segments, for 2012 and 2013. For example, the negative 3.3% of Telefónica Spain in 2013 means that Telefónica Spain’s drop in revenues caused a -3.3 p.p. decrease in total consolidated revenues in 2013, and the addition of all countries’ contribution shown in the chart equals the total Group revenues decline in 2013 (-1.0% excluding the impact of exchange rate differences and the effect of hyperinflation in Venezuela).

Revenues 2012
Revenues 2013
Telefonica Europe
T Spain
United Kingdom
Germany
Czech Republic
Slovakia
Ireland
Total
Telefonica Latam
Brasil
Mexico
Venezuela & CAM
Colombia
Peru
Argentina
Chile
Total
Fil+ Rest.+Eli.
-3.7%
-0.6%
0.3%
-0.2%
0.1%
-0.2%
-4.0%
0.5%
0.0%
1.2%
0.0%
0.2%
0.9%
0.1%
3.1%
0.1%
Growth. Ex Fx and Venezuela Hyperinflation
-0.9%
Actual Growth
-0.8%
Exchange Impact and Venezuela Hyperinflation
0.1
-3.3%
-0.1%
-0.5%
-0.2%
0.0%
-0.1%
-4.5%
0.5%
0.0%
2.4%
0.1%
0.3%
1.4%
0.1%
4.7%
-1.1%
Growth. Ex Fx and Venezuela Hyperinflation
-1.0%
Actual Growth
-8.5%
Exchange Impact and Venezuela Hyperinflation
-7.5

OIBDA 2012
OIBDA 2013
Telefonica Europe
T.Spain
8.7%
-2.2%
United Kingdom
-1.7%
0.5%
Germany
0.7%
-0.2%
Czech Republic
-0.5%
-0.3%
Slovakia
0.1%
0.1%
Ireland
-0.4%
-0.1%
Total
4.4%
-1.0%
Telefonica Latam
Brasil
1.3%
-3.2%
Mexico
-0.7%
-0.8%
Venezuela & CAM
1.3%
3.2%
Colombia
0.0%
0.1%
Peru
0.3%
0.1%
Argentina
0.0%
0.6%
Chile
-0.4%
-0.8%
Total
1.7%
-0.8%
Fil.+ Rest.+Eli.
-0.7%
-0.9%
Growth. Ex. Fx and Venezuela Hyperinflation
5.4%
Actual Growth
5.1%
Exchange Impact and Venezuela Hyperinflation
-0.3
Growth. Ex. Fx and Venezuela Hyperinflation
-2.6%
Actual Growth
-10.1%
Exchange Impact and Venezuela Hyperinflation
-7.5

Segment Discussion

TELEFÓNICA LATIN AMERICA

The below table shows the evolution of accesses in Telefónica Latin America over the past three years:

Accesses
Thousands of accesses	2011	2012	2013	%Var 11/12	%Var 12/13
Fixed telephony accesses (1)	23,960.7	24,153.3	24,526.3	0.8%	1.5%
Internet and data accesses	8,244.2	8,732.5	9,239.7	5.9%	5.8%
Narrowband	304.6	209.1	125.5	(31.4)%	(40.0)%
Broadband (2)	7,828.9	8,415.3	9,011.7	7.5%	7.1%
Other (3)	110.6	108.0	102.6	(2.3)%	(5.0)%
Mobile accesses	166,297.9	176,595.4	184,507.0	6.2%	4.5%
Prepay	131,087.2	137,141.5	138,076.0	4.6%	0.7%
Contract	35,210.7	39,453.9	46,431.0	12.1%	17.7%
Pay TV	2,257.7	2,426.8	2,773.6	7.5%	14.3%
Final Clients Accesses	200,760.5	211,908.0	221,046.7	5.6%	4.3%
Wholesale Accesses	50.9	47.0	41.5	(7.5)%	(11.7)%
Total Accesses	200,811.3	211,955.1	221,088.2	5.5%	4.3%
Terra Accesses	641.7	604.7	412.5	(5.8)%	(31.8)%
Total Latin America Accesses	201,453.0	212,559.8	221,500.7	5.5%	4.2%
(1) PSTN (including public use telephony) x1; ISDN basis access x1; ISDN primary access; 2/6 access x30. Includes the Group’s accesses for internal use and total fixed wireless accesses.
(2) Includes ADSL, fiber optic, cable modem and broadband circuits.
(3) Remaining retail circuits other than broadband.

The below table shows the evolution of Telefónica’s estimated mobile market share over the past three years:

Evolution of competitive position
	Mobile Market Share (1)
Telefónica Latin America	2011	2012	2013
Brazil	29.5%	29.1%	28.6%
Argentina	29.8%	29.7%	31.4%
Chile	39.1%	38.8%	38.7%
Peru	61.4%	60.0%	59.7%
Colombia	22.4%	21.6%	24.0%
Venezuela	32.7%	32.9%	32.0%
Mexico	20.9%	19.2%	18.5%
Central America	27.9%	29.7%	31.8%
Ecuador	28.4%	29.3%	32.6%
Uruguay	38.0%	37.4%	35.8%
(1)	Company estimation.

The below table shows the evolution of Telefónca’s ADSL market share over the past three years:

Evolution of competitive position
	Share of ADSL (1)
Telefónica Latin America	2011	2012	2013
Brazil	21.9%	18.8%	16.3%
Argentina	31.1%	30.9%	30.5%
Chile	43.0%	41.2%	40.2%
Peru	90.1%	90.1%	86.9%
Colombia	18.1%	18.1%	18.7%
(1) Company estimation.

Main 2013 trends in the mobile business

•	Estimated total market penetration in Latin America at the end of December 2013 was 118% (+2.9 percentage point year-on-year).

•
Mobile accesses reached 184.5 million at year end (+4.5% year-on-year growth), with notable growth in accesses in the contract segment (+17.7%) and despite the impact of the application a more restrictive criteria in the calculation of the number of customers for the prepay segment (+0.7%). Contract accesses represented 25% of total mobile accesses and totaled 46.4 million.

•
The continued growth in mobile broadband accesses is noteworthy, reaching 43.6 million a year end (increasing year-on-year 60%) leveraged on the strong demand for smartphones, whose access base grew 75% year-on-year and increased its weight by 9 percentage points over the entire mobile access base.

•	Net additions stood at 7.9 million for the year, boosted by the 60% year-on-year growth in contract accesses, with 7.0 million new accesses in 2013 (+64% year-on-year).

•	Traffic grew by 9% year-on-year, with notable year-on-year growth reported in all the countries in the region.

•	ARPU growth year-on-year was 5.7%, despite the reduction of mobile termination rates. Thus, outgoing ARPU posted year-on-year growth of 8.4%, driven by non-SMS data and the growth in voice traffic.

Key 2013 trends in the fixed line business

•	Total accesses reached 36.6 million in December 2013, growing year-on-year by 3%.

•	Traditional business accesses stood at 24.5 million, up 1.5% year-on-year, reflecting the acceleration in the capture of new accesses, with net additions of 373 thousand in the year.

•
Broadband accesses amounted to 9.0 million (year-on-year growth of 7.1%) with net additions of 596 thousand in the year. Thus, broadband accesses represented 37% of traditional business accesses, increasing 2 percentage points year-on-year.

•
Pay TV accesses stood at 2.8 million, with year-on-year growth of 14.3%, with net additions of 347 thousand in the year, despite the commercial repositioning of MMDS in Brazil, which resulted in a reduction of 71 thousand clients.

Results
Millions of euros				Var 11/12		Var 12/13
Telefónica Latin America	2011	2012	2013	Reported	Ex fx (1)	Reported	Ex fx (1)
Revenues	28,941	30,520	29,193	5.5%	6.7%	(4.3)%	9.6%
OIBDA	10,890	11,103	9,439	2.0%	3.1%	(15.0)%	(1.4)%
OIBDA Margin	37.6%	36.4%	32.3%	(1.3) p.p.	−	(4) p.p.	−
Depreciation and amortization	(4,770)	(5,088)	(4,634)	6.7%	6.3%	(8.9)%	0.5%
Operating Income	6,120	6,015	4,805	(1.7)%	0.7%	(20.1)%	(3.0)%
(1) Excluding exchange rate differences and the effect of hyperinflation in Venezuela.
2013 Results

Telefónica Latin America represented 51.2% of the Group’s revenues and 49.5% of OIBDA in 2013. The segment contributed 4.7 percentage points to the year-on-year change in the Group’s revenue, and -0.8 percentage points to the change in the Group’s OIBDA, excluding the impact of exchange rate differences and the effect of hyperinflation in Venezuela.

Telefónica Latin America’s revenues in 2013 amounted to 29,193 million euros in 2013, with a 4.3% decline in year-on-year growth in reported terms, mainly due to exchange rate differences and the effect of hyperinflation in Venezuela. Stripping out these factors, which reduced growth by 14 percentage points, growth would have been 9.6%. This performance reflects the positive performance of mobile service revenues, which rose by 11.8% in the year excluding the impact of exchange rate differences and the effect of hyperinflation in Venezuela (they decreased 1.5% in reported terms), due to the good performance of data revenue and despite the negative impact of changes in regulations.

This rise was driven by the explosion of data in the region, rising 37.8% in 2013 in non-SMS data revenues, excluding exchange rate differences and the effect of hyperinflation in Venezuela (16% in reported terms). Voice revenues dropped 7% year-on-year in reported terms but were up 8.4% year-on-year without exchange rate differences and the impact of hyperinflation in Venezuela, due to the sharp increase in traffic and despite the negative impact of changes in regulations.

Revenues from handset sales amounted to 1,993 million euros and increased 20.0% in reported terms, despite the impact of exchange rate differences and the effect of hyperinflation in Venezuela. Stripping out these effects, growth would have been 44.5%, growing in all countries in the region as a result of the growth in smartphones.

Revenues from the fixed business fell 11.3% in reported terms, affected by exchange rate differences. Excluding this effect, revenues from the fixed business remained stable for the year (-0.1% year-on-year) as the decrease in voice revenues was offset by fixed broadband better performance.

Total expenses, which include supplies, personnel expenses and other expenses (mainly subcontract expenses and others) stood at 20,298 million euros in 2013, declining 1.4% in reported terms, affected by:

•	exchange rate differences and the effect of hyperinflation in Venezuela (13.6 p.p.);

•	the sale of non-strategic towers (-0.1 p.p.); and

•	contractual changes in the commercial model for selling handsets in Chile (0.8 p.p.).

Excluding these effects, total expenses would have grown 11.5%. The change in total expenses is explained by:

•
Supply costs increased to 8,104 million euros, rising by 5.7% year-on-year in reported terms impacted by the exchange rate differences and the effect of hyperinflation in Venezuela (-14.4 p.p.) and contractual changes in the commercial model for selling handsets in Chile (+2.2 p.p.). Excluding both effects, supply costs grew 17.7%. The decline of MTR expenses (net of exchange rate differences and the effect of hyperinflation in Venezuela) did not offset the growth in costs, due to the greater commercial activity in the mobile business, with a higher weight of smartphone sales, and at the fixed unit, with higher content costs associated with the sharp rise in pay TV accesses, and increased expenses associated with the provision of data services;

•
Personnel costs stood at 2,840 million euros, growing 12.4% excluding the impact of exchange rates differences and the effect of hyperinflation in Venezuela. This year-on-year growth is mainly due to the impact of inflation in some countries in the region; and

•
Other expenses were 9,354 million euros, declining 6.4% in reported terms, impacted by the exchange rate differences and the effect of hyperinflation in Venezuela (-12.7 p.p.) and the sale of non-strategic towers (-0.1 p.p.). Excluding both effects, other expenses grew 6.4%, due to the higher sales commissions and customer service expenses associated with increased commercial activity.

OIBDA stood at 9,439 million in 2013, showing a reported year-on-year decline of 15%, impacted by:

•	exchange rate differences and the effect of hyperinflation in Venezuela (-13.5 p.p.);

•	contractual changes in the commercial model for selling handsets in Chile (-1.5 p.p.); and

•	the sale of non-strategic towers (-4.9 p.p.).

Excluding the aforementioned items, OIBDA growth would have been 5.3%.

The OIBDA margin stood at 32.3% for the full year, down 4 percentage points year-on-year in reported terms; primarily due to the negative evolution of the exchange rates and lower sales of non-strategic towers in 2013 (40 million euros compared to 583 million euros in 2012).

2012 Results

Telefónica Latin America represented 49% of consolidated revenue (up 2.9 p.p. compared to 2011) and 52.3% of consolidated OIBDA (a 1.6 p.p. decrease compared to 2011). The segment contributed 3.1 p.p. to the year-on-year variation in the Group’s revenues stripping out the impact of exchange rate differences, main differences due to Venezuela’s and Central America’s, Argentina’s and Brazil’s contribution.

Telefónica Latin America reported a 5.5% year-on-year increase in revenue to 30,520 million euros in 2012, despite the negative impact (-1.2 p.p.) of exchange rate differences and the effect of hyperinflation in Venezuela. These figures reflect the strong mobile service revenues generated in the year 2012 (up 11.4%), despite the negative impact of regulations.

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

Total expenses in 2012 were 20,577 million euros, an increase of 6.8%. Exchange rate differences and the impact of hyperinflation in Venezuela had an impact on total expenses of 322 million euros. Stripping out this impact, the increase would have been 8.2%.

•
Supply costs were 7,670 million euros, up 2.8%, due mainly to increased demand for terminals related to the larger share of Smartphone sale, to higher content, digital and data services costs and higher site lease costs for the deployment of towers and due to our sale and leaseback of certain towers.

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

BRAZIL

Accesses
Thousands of accesses	2011	2012	2013	% Var 11/12	% Var 12/13

Fixed telephony accesses (1)	10,977.4	10,642.7	10,747.8	(3.0)%	1.0%
Internet and data accesses	3,942.6	3,964.3	4,102.0	0.6%	3.5%
Narrowband	214.5	137.9	92.1	(35.7)%	(33.2)%
Broadband (2)	3,648.0	3,748.4	3,936.7	2.8%	5.0%
Other (3)	80.0	78.1	73.2	(2.5)%	(6.2)%
Mobile accesses	71,553.6	76,137.3	77,240.2	6.4%	1.4%
Pre-Pay	55,438.1	57,335.1	53,551.9	3.4%	(6.6)%
Contract	16,115.5	18,802.2	23,688.3	16.7%	26.0%
Pay TV	698.6	601.2	640.1	(13.9)%	6.5%
Final Clients Accesses	87,172.1	91,345.4	92,730.0	4.8%	1.5%
Wholesale Accesses	28.0	24.4	18.8	(13.0)%	(22.8)%
Total Accesses	87,200.1	91,369.8	92,748.9	4.8%	1.5%
(1) PSTN (including public use telephony) x1; ISDN basis access x1; ISDN primary access; 2/6 access x30. Includes the Group’s accesses for internal use and total fixed wireless accesses.
(2) Includes ADSL, fiber optic, cable modem and broadband circuits.
(3) Remaining retail circuits other than broadband.

In 2013, Telefónica Brasil strengthened its competitive positioning in the market; reinforcing its leadership in high value segments of the mobile market through ongoing service innovation and differential coverage and network quality and in the fixed market through a renewed commercial offer and deployment of the fiber network.

In the fixed business, in addition to the fiber network in Sao Paulo, the Company also continued to develop Fixed Wireless technology, which enables fixed services to be offered in areas where the copper network has not been rolled out. With the aim of strengthening its portfolio and broadband services, the Company has also relaunched “Vivo Internet Box”, which provides mobile internet associated with a WiFi modem with a capacity of up to 40 GB. In the second half of the year, Telefónica Brasil undertook a commercial repositioning in Pay TV.

Innovative services continue to be rolled out, such as the new mobile generation network deployment of both 3G and 4G, which was launched in the second quarter and now covers 73 cities and the launch of “Multivivo”, a product which allows data and/or voice to be shared between several devices and that already had 1.4 million users at year end.

Results
Millions of euros				% Var 11/12		% Var 12/13
Brazil	2011	2012	2013	€	LC	€	LC
Revenues	14,326	13,618	12,217	(4.9)%	2.3%	(10.3)%	2.2%
Wireless Business	8,437	8,573	8,092	1.6%	9.4%	(5.6)%	7.5%
Service revenues	8,014	8,167	7,608	1.9%	9.7%	(6.8)%	6.1%
Wireline Business	5,890	5,045	4,125	(14.4)%	(7.8)%	(18.2)%	(6.8)%
OIBDA	5,302	5,161	3,940	(2.7)%	4.8%	(23.7)%	(13.0)%
OIBDA Margin	37.0%	37.9%	32.3%	0.9 p.p.		(5.6) p.p.
CapEx	2,468	2,444	2,127	(1.0)%	6.6%	(13.0)%	(0.9)%
OpCF (OIBDA - CapEx)	2,834	2,717	1,813	(4.1)%	3.2%	(33.3)%	(24.0)%

2013 Results

Revenues totaled 12,217 million euros, 10.3% less than 2012 in reported terms. Excluding the effect of exchange rate differences, revenues grew 2.2% year-on-year, mainly due to the strong performance of the mobile business (+7.5%), more than compensating the decline in fixed revenues (-6.8%). 2013 wireless business revenues amounted to 8,092 million euros, down 5.6% in reported terms, although stripping out the effect of exchange rate differences they would have grown 7.5%, boosted by handset sales revenues (+35.4%) due to the higher weight of smartphone sales and the growth of service revenues (+6.1%) due to the growth in outgoing service revenues from both the growth of the customer base and the greater weighting of data revenues partially compensated by the incoming revenues affected by the reduction in mobile termination rates.

Revenues from the fixed business amounted to 4,125 million euros, down 18.2% in reported terms, although stripping out the effect of exchange rate differences they would have decreased 6.8%, impacted by the reduction in the fixed-mobile retail tariff as well as by intense competition in the fixed broadband and Pay TV businesses.

Brazil - Mobile
	2011	2012	2013	% Var LC 11/12	% Var LC 12/13
Traffic (million minutes) (1)	92,081	113,955	115,698	27.4%	1.5%
ARPU (EUR)	10.2	8.9	8.0	(6.4)%	2.3%
(1)	From the third quarter of 2013, duplicated traffic was deleted following the integration of fixed and mobile companies.

OIBDA totaled 3,940 million euros in 2013, down 23.7% in reported terms, decreasing 13.0% when excluding the effect of exchange rate differences. This performance is partially explained by the sale of non-strategic towers in 2012 resulting in a gain of 445 million euros versus only 29 million euros in 2013. Net of the aforementioned factors OIBDA decreased by 5.5%, losing 2.6 percentage points of margin with respect to 2012.

The increase in revenues in local currency terms is not completely reflected in OIBDA, which was affected by personnel restructuring costs (51 million euros), as well as higher network costs and expenses related to handsets and customer service, associated with higher commercial activity. OIBDA margin stood at 32.3% in reported terms in the full year.

2012 Results

Revenues amounted to 13,618 million euros in 2012, for year-on-year growth of 2.3% in local currency. Revenues from the mobile business came in at 8,573 million euros for the year, up 9.4% in local currency compared to 2011, where service revenues close at 9.7% in local currency compared to 2011 due to the good evolution of the outgoing revenues boosted by the average customer base growth and the growing weight in data revenues. This is partially offset by the incoming revenue fall (and consequent ARPU decrease) affected by the negative impact of the lower mobile termination rates. Additionally, our customer base in Brazil suffered a drop due to the disconnection of inactive prepay mobile customers in Brazil (1.6 million accesses in the second quarter).

The fixed business reported revenues of 5,045 million euros, down 7.8% in local currency due to lower retail fixed-mobile rates and to steep competition in the fixed broadband and pay TV businesses.

OIBDA stood at 5,161 million euros in 2012, up 4.8% in local currency driven by mobile revenues growth, offset by fixed voice revenues drop as well as expenses growth due to higher personnel costs coming from the internalization of contractors and workforce restructuring expenses and the increase of external services costs, associated to a higher commercial activity. On the other hand, OIBDA was positively affected by the recognition of 445 million euros in other income derived from the sale of non-strategic assets, compared to 187 million euros in 2011. The overall OIBDA margin was 37.9%, a 0.9 p.p. improvement on 2011.

ARGENTINA

Accesses
Thousands of accesses	2011	2012	2013	% Var 11/12	% Var 12/13
Fixed telephony accesses (1)	4,611.0	4,762.4	4,833.5	3.3%	1.5%
Fixed wireless	38.2	234.6	342.7	514.1%	46.0%
Internet and data accesses	1,630.7	1,755.5	1,848.5	7.7%	5.3%
Narrowband	35.7	19.3	12.9	(46.0)%	(32.8)%
Broadband (2)	1,595.1	1,736.3	1,835.5	8.9%	5.7%
Mobile accesses	16,766.7	17,604.0	19,954.7	5.0%	13.4%
Pre-Pay	10,581.3	11,000.0	12,916.6	4.0%	17.4%
Contract	6,185.4	6,604.0	7,038.1	6.8%	6.6%
Final Clients Accesses	23,008.4	24,121.9	26,636.7	4.8%	10.4%
Wholesale Accesses	13.9	14.1	14.0	1.2%	(0.4)%
Total Accesses	23,022.3	24,136.0	26,650.7	4.8%	10.4%
(1) PSTN (including public use telephony) x1; ISDN basis access x1; ISDN primary access; 2/6 access x30. Includes the Group’s accesses for internal use and total fixed wireless accesses.
(2) Includes ADSL, fiber optic, cable modem and broadband circuits.

In 2013 Telefónica Argentina maintained its market leadership due to its competitive position and ongoing focus on quality and innovation in its products and services.

The company launched Quam, a secondary brand to Movistar for mobile telephony services, reflecting its commitment to innovation by being the first telco to launch an offer of this type in the region. This new offer gives Telefónica access to fresh market segments with a simple proposal that combines various minute, SMS and data bundles and is aimed at ensuring that the youngest customers in the prepay segment are always connected.

Results
Millions of euros				% Var 11/12		% Var 12/13
Argentina	2011	2012	2013	€	LC	€	LC
Revenues	3,174	3,697	3,681	16.5%	18.4%	(0.4)%	23.2%
Wireless Business	2,039	2,431	2,470	19.2%	21.2%	1.6%	25.8%
Service revenues	1,880	2,200	2,154	17.0%	19.0%	(2.1)%	21.2%
Wireline Business	1,237	1,390	1,332	12.3%	14.2%	(4.2)%	18.6%
OIBDA	1,085	1,076	977	(0.8)%	0.8%	(9.2)%	12.4%
OIBDA Margin	33.4%	28.5%	26.1%	(4.8) p.p.	–	(2.5) p.p.	–
CapEx	449	519	574	15.6%	17.5%	10.6%	36.9%
OpCF (OIBDA - CapEx)	636	557	403	(12.4)%	(10.9)%	(27.6)%	(10.5)%

2013 Results

Revenues stood at 3,681 million euros in 2013, a decline of 0.4%, mainly as a result of exchange rate effects. Excluding exchange rate effects, revenues would have risen 23.2% year-on-year, driven by improvement in both the fixed and mobile business.

•
Revenues from the mobile business declined 2.1% in reported terms, negatively affected by the exchange rate. Stripping out exchange rate effects, mobile business revenues grew 21.2% year-on-year in 2013 due to the growth in the customer base and the higher level of consumption, in particular of data, which remained the main growth driver. Data revenues increased by 31% year-on-year in 2013, and now account for 48% of service revenues (+3 percentage point year-on-year). The growth of devices revenues of 36.9% in reported terms was due to the growth of commercial activity contribution. Stripping out exchange rate effects, revenues grew 69.4%.

Argentina - Mobile
	2011	2012	2013	% Var LC 11/12	% Var LC 12/13
Traffic (million minutes)	18,788	21,201	22,540	12.8%	6.3%
ARPU (EUR)	9.7	11.0	9.4	14.6%	5.9%

•
Revenues from the fixed business fell 4.2% in reported terms, negatively impacted by the exchange rate. Excluding exchange rate effects, revenues increased 18.6% year-on-year, due to revenue growth of (+29.4%) in broadband and new services, on the back of strong broadband ARPU growth (+21% year-on-year in the year in local currency). As a result, broadband and new service revenues now account for 50% of fixed revenues.

Telefónica’s OIBDA in Argentina amounted to 977 million euros in the full year, a year-on-year decrease of 9.2%, negatively impacted by exchange rate effects. Excluding exchange rate effects, OIBDA grew 12.4% year-on-year due to the increase in revenues. OIBDA margin was 2.5 percentage points less than the year before, due to rising costs due to the generalized price increases, although the company continues to undertake cost containment measures to mitigate the effects of high inflation.

2012 Results

The financial results in Argentina for the year were negatively affected by compensation paid to customers in respect of a software outage in Movistar’s national network equipment, which affected service on April 2, 2012. In addition, results were also adversely affected by the heavy storm that hit the northern part of Buenos Aires on April 4, 2012.

Revenues: Service revenues from the mobile business grew sharply in 2012 (19.0% excluding foreign exchange rate effects), reflecting higher usage levels, driven by data usage and growth in the customer base. Data revenues are the main lever for growth (33.5%, excluding exchange rate differences).

Revenues in the fixed line business rose 14.2% in local currency due to the solid growth in revenues from broadband and new services (+26.5%), reflecting the strong improvement in Internet and content revenues and revenues from data, IT and leasing of capacity.

OIBDA at Telefónica Argentina stood at 1,076 million euros, a 0.8% rise in local currency, not fully reflecting the positive evolution of revenues due to the general rise in prices that impacted operating expenses, (mainly personnel expenses and external services due to inflation).

VENEZUELA AND CENTRAL AMERICA

Beginning in 2013, figures of Venezuela and Central America are presented together, and figures for previous years have been revised.

Accesses
Thousands of accesses (1)	2011	2012	2013	% Var 11/12	% Var 12/13
Fixed telephony accesses	1,413.5	1,500.7	1,426.7	6.2%	(4.9)%
Fixed wireless (2)	1,224.3	1,340.5	1,168.7	9.5%	(12.8)%
Internet and data accesses	42.8	41.0	12.4	(4.1)%	(69.8)%
Narrowband	31.3	29.7	1.7	(4.9)%	(94.3)%
Broadband (3)	4.9	4.9	4.7	11.8%	(3.9)%
Other (4)	6.7	6.4	6.0	11.0%	(6.4)%
Mobile accesses	17,004.2	19,929.3	21,666.8	19.2%	8.7%
Pre-Pay	15,424.6	18,060.2	19,489.8	1.9%	7.9%
Contract	1,577.5	1,869.1	2,177.0	88.3%	16.5%
Pay TV	114.3	215.3	385.6	88.3%	79.1%
Final Clients Accesses	18,574.9	21,686.3	23,491.6	16.8%	8.3%
(1)	Includes Guatemala, Panama, El Salvador, Nicaragua and Costa Rica.
(2)	Fixed wireless accesses exclude since the first quarter of 2013, 58 thousand accesses included as fixed telephony accesses.
(3)	Includes ADSL, K optical fiber, cable modem and broadband circuits.
(4)	Retail circuits other than broadband.

During 2013, Telefónica continued strengthening its unique position due to its integrated services offer and the ongoing improvements in network quality and coverage, showing a positive trend both in operational and financial terms along the whole year.

Commercial activity in 2013 was focused on incentivizing the consumption of data plans and launching new offerings adapted to customer needs depending on voice, SMS and data demand.

Underlining its commitment to innovation and maintaining a greater access to technology and comfort to its customers, the Company in Venezuela began a nationwide rollout of WiFi infrastructure in the fourth quarter of 2013. The goal is to install 1,000 hotspots by 2016, with a view to placing Telefónica as the telecommunications company with the largest WiFi network in the country.

Note also that 2013 economic-financial results in reported terms were affected by the devaluation of the bolivar fuerte which was announced on February 8, 2013, by the Venezuelan government, devaluing the bolivar fuerte from 4.3 bolivares fuertes per U.S. dollar to 6.3 bolivares fuertes per U.S. dollar. In the same way, the Venezuelan government announced on January 22, 2014, a new exchange rate to be established and a general foreign exchange plan by which specific transactions will be managed by an auction system at SICAD exchange rate. That exchange rate was fixed at roughly 11.4 bolivares fuertes per U.S. dollar over the last auctions. Additionally, the Venezuela Government issued an “Organic Law on Fair Pricing” that may affect the Company’s results trend.

Results
Millions of euros				% Var 11/12		% Var 12/13
Venezuela & Central America	2011	2012	2013	€	LC(*)	€	LC(*)
Revenues	3,230	4,009	4,228	24.1%	25.7%	5.5%	38.7%
Service revenues	2,949	3,581	3,738	21.4%	22.7%	4.4%	34.6%
OIBDA	1,342	1,640	1,739	22.2%	22.9%	6.0%	43.8%
OIBDA Margin	41.5%	40.9%	41.1%	(0.6) p.p.		0.2 p.p.
CapEx	548	594	739	8.5%	8.3%	24.3%	75.2%
OpCF (OIBDA - CapEx)	794	1,046	1,000	31.6%	32.9%	(4.4)%	26.6%
(*) Excluding the effect of hyperinflation in Venezuela.

2013 Results

Revenues in 2013 stood at 4,228 million euros, posting year-on-year growth of 5.5% in reported terms. Excluding exchange rate differences and the effect of hyperinflation in Venezuela, year-on-year growth is 38.7% after growing 45.5% year-on-year in Venezuela excluding exchange rate differences and the effect of hyperinflation and 7.6% year-on-year in Central America. Thus mobile services revenues grew by 4.4% in reported terms (34.6% excluding exchange rate effects and hyperinflation) boosted by the expansion of mobile data services and the sharp growth in voice traffic. In Venezuela mobile service revenues grew by 4.2% in reported terms compared to 40% excluding exchange rate differences and the effect of hyperinflation in Venezuela, while in Central America mobile service revenues increased by 10.1% year-on-year in 2013.

Data revenues accounted for 29.9% of mobile service revenues and decreased by 6.1% year-on-year in 2013 in reported terms. Stripping out the exchange rate differences and the effect of hyperinflation in Venezuela, year-on-year growth would stand at 32.7% Underpinning this performance was the sharp growth in non-SMS data revenues, which now account for 64% of data revenues (+7 percentage points year-on-year).

Venezuela & Central America - Mobile
	2011	2012	2013	% Var LC 11/12	% Var LC 12/13
Traffic (million minutes)	14,529	27,536	32,304	12.9%	17.3%
ARPU (EUR)	16.7	13.8	11.6	17.4%	19.4%

OIBDA stood at 1,739 million euros in 2013, up 6.0% year-on-year in reported terms (excluding exchange rate differences and the effect of hyperinflation in Venezuela, up 43.8% year-on-year). This increase is due to higher revenues that offset the 4.0% increase in reported costs. Excluding exchange rate differences and the effect of hyperinflation in Venezuela, costs grew by +33.6%, mainly impacted by the widespread price increases that translated into higher expenses paid in dollars for services and equipment purchases due to the negative impact of the devaluation. Thus, the OIBDA margin stood at 41.1% for the year (+1.5 percentage points year-on-year, excluding exchange rate differences and hyperinflation in Venezuela).

2012 Results

In 2012, revenues stood at 4,009 million euros, growing 24.1% year-on-year in reported terms. Excluding foreign exchange rate differences and the effect of hyperinflation in Venezuela, the interannual growth is 25.7%. Net of foreign exchange rate differences and hyperinflation, Venezuela and Central America increased by 28.1% and 15.8% respectively. Mobile service revenues were up 21.4% in reported terms. Excluding the foreign exchange rate differences and the effect of the hyperinflation in Venezuela, revenues would have increased 22.7% driven by the larger customer base and the increase in ARPU. In Venezuela mobile service revenues were up 22.0% in reported terms and were up 25.6% net of foreign exchange rate differences and the effect of hyperinflation in Venezuela. In Central America these revenues increased 22.0% year-on-year in reported terms and 14.2% in local currencies.

Data revenues represent 33.2% of total mobile service revenues and grew 35.8% compared to 2011, in reported terms, resulting in an interannual growth of 37.3% excluding foreign exchange rate differences and the effect of hyperinflation in Venezuela.

OIBDA stood at 1,640 million euros in 2012, up 22.2% in reported terms and up 22.9% excluding the effect of hyperinflation in Venezuela and foreign exchange rate differences. OIBDA was affected by the sale of non-strategic towers in Central America for 4.6 million euros compared to 36.8 million euros in 2011.

CHILE

Accesses
Thousands of accesses	2011	2012	2013	% Var 11/12	% Var 12/13
Fixed telephony accesses (1)	1,848.1	1,737.9	1,654.2	(6.0)%	(4.8)%
Internet and data accesses	887.4	940.1	977.5	5.9%	4.0%
Narrowband	5.8	5.5	5.2	(5.2)%	(5.5)%
Broadband (2)	878.1	932.0	969.9	6.1%	4.1%
Other (3)	3.5	2.5	2.4	(27.0)%	(6.5)%
Mobile accesses	9,548.1	10,040.1	10,490.3	5.2%	4.5%
Pre-Pay	6,732.7	7,385.0	7,806.5	9.7%	5.7%
Contract	2,815.4	2,655.1	2,683.8	(5.7)%	1.1%
Pay TV	390.8	424.0	503.2	8.5%	18.7%
Final Clients Accesses	12,674.4	13,142.1	13,625.2	3.7%	3.7%
Wholesale Accesses	5.2	4.9	5.0	(5.9)%	2.6%
Total Accesses	12,679.6	13,147.0	13,630.2	3.7%	3.7%
(1) PSTN (including public use telephony) x1; ISDN basis access x1; ISDN primary access; 2/6 access x30. Includes the Group’s accesses for internal use and total fixed wireless accesses.
(2) Includes ADSL, fiber optic, cable modem and broadband circuits.
(3) Remaining retail circuits (broadband).

Telefónica strengthened its leadership position in Chile in 2013 due to its innovative services and the ongoing improvement in the quality of its fixed and mobile network.

On November 15, 2013, Telefónica Chile announced the launch of nationwide LTE services, further underscoring its commitment to the rollout of telecommunications in the country.

In another noteworthy development the Company was awarded one of the three blocks of radioelectric spectrum for LTE auctioned in the 700 MHz band. This will enable a more efficient rollout of the network for the delivery of 4G services, further strengthening the Company’s position.

Results
Millions of euros				% Var 11/12		% Var 12/13
Chile	2011	2012	2013	€	LC	€	LC
Revenues	2,310	2,569	2,483	11.2%	3.3%	(3.3)%	1.6%
Wireless Business	1,399	1,559	1,534	11.5%	3.6%	(1.6)%	3.4%
Service revenues	1,283	1,429	1,385	11.4%	3.5%	(3.1)%	1.8%
Wireline Business	1,037	1,113	1,049	7.3%	(0.3)%	(5.8)%	(1.0)%
OIBDA	1,035	1,033	818	(0.2)%	(7.3)%	(20.8)%	(16.8)%
OIBDA Margin	44.8%	40.2%	32.9%	(4.6) p.p.	–	(7.3) p.p.	–
CapEx	529	606	488	14.6%	6.5%	(19.5)%	(15.4)%
OpCF (OIBDA - CapEx)	507	427	330	(15.7)%	(21.7)%	(22.7)%	(18.8)%

Revenues stood at 2,483 million euros in 2013, a decline of 3.3%, as compared to 2012 mainly as a result of exchange rate effects. Excluding exchange rate differences, revenues grew 1.6% year-on-year.

•
Mobile revenues fell 1.6% year-on-year to 1,534 million euros. This performance was mainly due to exchange rate effects. Excluding the impact of exchange rate differences, revenues rose by 3.4% year-on-year due to the Company’s innovation and quality strategy, which has caused an increase in high-value customers.

•
Revenues from the fixed business stood at 1,049 million euros in 2013, down 5.8% from 2012 (-1.0% in local currency), negatively affected by the exchange rate differences, as well as by the drop in voice and access revenues which fell 14.7% in reported terms (-10.4% in local currency). The decline in revenue was partially offset by broadband and new services revenues, which grew 2.8% in reported terms (+8% excluding exchange rate differences) from broadband and TV accesses as a result of the strategy rolled out to improve quality and maximize customer value. As a result, broadband and new business revenues accounted for 57% of fixed revenues in the year (+5 percentage points year-on-year).

Chile - Mobile
	2011	2012	2013	% Var LC 11/12	% Var LC 12/13
Traffic (million minutes)	12,218	13,064	13,339	6.9%	2.1%
ARPU (EUR)	11.6	12.0	10.9	(3.9)%	(4.6)%

OIBDA amounted to 818 million euros in 2013, a year-on-year decline of 20.8%, negatively affected by the exchange rate, and a contractual change in the commercial model for selling handsets in Chile, which resulted in higher costs. Excluding exchange rate differences, OIBDA fell 16.8% year-on-year primarily due to the impact of the contractual change in handset sales. Excluding the impact of the contractual change in handset sales, OIBDA would have decrease 1%. Excluding non-strategic tower sales OIBDA would have grown 1.6%. The OIBDA margin stood at 32.9% in the year, a 7.3 p.p. decrease, due to the aforementioned contractual change. Excluding the contractual change in handset sales the decrease was 0.9 p.p.

2012 Results

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

OIBDA dropped 7.3% in local currency despite the revenue increase of 3.3% due to higher commercial activity in the mobile business with the start-up of portability, which results in higher growth in supplies, content and interconnection expenses plus the negative effect in other revenues from the sale of towers (32 million euros compared to 50.1 million euros in 2011). In addition, following a contractual change in the handset sales model in Chile, OIBDA is affected by the negative effect of the new accounting treatment applicable to revenues and expenses formerly linked to a mobile handset sales model involving lease without charge that was previously accounted as CapEx (negative impact of 22 million euros, all included in the last quarter of the year).

MÉXICO

Accesses
Thousands of accesses	2011	2012	2013	% Var 11/12	% Var 12/13
Mobile accesses	19,742.4	19,168.0	20,332.8	(2.9)%	6.1%
Pre-Pay	18,149.8	17,668.3	18,863.2	(2.7)%	6.8%
Contract	1,592.6	1,499.7	1,469.7	(5.8)%	(2.0)%
Fixed wireless	745.3	1,158.9	1,558.9	55.5%	34.5%
Total Accesses	20,487.7	20,326.9	21,891.7	(0.8)%	7.7%

2013 was a key year for the Mexican telecommunications market following the approval in June of the new Telecommunications Law. Details of the changes that the regulatory reform will bring about and the execution of its implementation is expected to be set out in the first half of 2014, initiating a process of structural transformation in the sector.

Meanwhile, the Company’s focus was on the ongoing transformation of its commercial offer aiming to improve its competitive positioning with the launch of the “Movistar Ilimitado” plan during second quarter of the year (plan in the prepaid segment with off-net minute bundles, SMS, data capacity from 50 MB and unlimited on-net calls for top-ups of more than 100 pesos) and the launch of the “Prepago Doble” plan in October, which offers double the balance topped up for all top-ups. Furthermore, in December, the Company further strengthened its commercial offer with the launch of “Plan GigaMove”, a new, more competitive range of data contract plans aimed at high value customers. Depending on the plan chosen, the customer benefits from up to 3 GB of browsing, 1,500 SMS to any company, Spotify Premium, Twitter, Whatsapp, Facebook and unlimited mail. Telefónica also continues to strive to make the most efficient use of its network and in January signed a new deal with the distributor MAZ Tiempo following the agreements inked last September with the mobile virtual network operators Coppel and Virgin. An agreement was also reached in January with NII Holdings whereby Telefónica Mexico will provide Nextel with nationwide voice and data coverage services on its 3G mobile network. This deal provides Telefónica Mexico with an additional lever to strengthen its wholesale services strategy in the country.

Results
Millions of euros				% Var 11/12		% Var 12/13
México	2011	2012	2013	€	LC	€	LC
Revenues	1,557	1,596	1,580	2.5%	0.4%	(1.0)%	(0.8)%
Service revenues	1,387	1,416	1,340	2.1%	(0.0)%	(5.3)%	(5.1)%
OIBDA	572	432	266	(24.6)%	(26.1)%	(38.3)%	(38.2)%
OIBDA Margin	36.7%	27.0%	16.9%	(9.7) p.p.	–	(10.2) p.p.	–
CapEx	471	427	242	(9.4)%	(11.3)%	(43.3)%	(43.2)%
OpCF (OIBDA - CapEx)	101	5	24	(95.2)%	(95.3)%	n.s.	n.s.
n.s.: not significant

2013 Results

Revenues stood at 1,580 million euros in 2013, a decline of 1%, negatively impacted by 0.2% percentage points by exchange rate differences, and posting a decline of 0.8% in local currency terms. The year on year decline is primarily due to the decrease in mobile service revenues (-5.1% in local currency) caused mainly by the reduction in mobile termination rates which had a negative impact on revenue performance amounting to 29 million euros. Excluding this impact, mobile services revenue would have shown a year-on-year decrease of 3.1%. This decrease is mainly due to reduction in SMS prices and the process of replacing SMS with other alternative forms of communication driven by the steady adoption of smartphones, with this reduction partially offset by the growth in non-SMS data revenues (+15.8%).

OIBDA in 2013 stood at 266 million euros, down 38.3% year-on-year, with an OIBDA margin of 16.9% (-10.2 p.p. year-on-year), affected by the increase in commercial activity over the year. Furthermore, 2012 included the sale of non-strategic towers for 77 million euros, whereas there were no towers sold in 2013.

2012 Results

Revenues amounted to 1,596 million euros in 2012, for 0.4% growth year-on-year in local currency. Mobile service revenues remained stable compared to 2011 in local currency amounting to 1,416 million euros in 2012 due to an increase in data revenues, despite an estimated negative impact of 64 million euros from the lower interconnection rates approved by the regulatory authorities in the second quarter of 2011. Data revenues climbed 15.0% from 2011 to 2012, despite the 54% reduction in SMS interconnection rates in September 2012. Data revenues account for 33% of mobile service revenues (up 4 p.p. year-on-year). Non-SMS data revenues rose 61.8% year-on-year, accounting for 39% of data revenues (up 11 p.p. compared to 2011).

OIBDA was 432 million euros in 2012 (down 26.1% year-on-year), for an OIBDA margin of 27.0%, strongly impacted by the sale of non-strategic towers in 2011, which amounted to 240 million euros as compared to 77 million euros of non-strategic tower sales in 2012. Stripping out this effect, OIBDA grew 6.5%, slightly over revenue evolution. It is important to highlight the interconnection rates reduction which negatively impacted OIBDA by 14 million euros. Such rate reduction is more than offset by a higher level of efficiency coming from the Iusacell roaming agreement and higher commercial efficiency.

PERU

Accesses
Thousands of accesses	2011	2012	2013	% Var 11/12	% Var 12/13
Fixed telephony accesses (1)	2,848.4	2,883.4	2,801.5	1.2%	(2.8)%
Fixed wireless	444.6	580.3	313.5	30.5%	(46.0)%
Internet and data accesses	1,120.4	1,317.6	1,437.1	17.6%	9.1%
Narrowband	9.4	8.2	5.0	(12.8)%	(38.7)%
Broadband (2)	1,090.6	1,288.3	1,411.1	18.1%	9.5%
Other (3)	20.4	21.0	21.0	3.1%	−
Mobile accesses	13,998.3	15,196.9	15,762.0	8.6%	3.7%
Pre-Pay	11,079.6	11,555.3	11,258.7	4.3%	(2.6)%
Contract	2,918.7	3,641.6	4,503.3	24.8%	23.7%
Pay TV	799.0	901.6	897.1	12.8%	(0.5)%
Final Clients Accesses	18,766.1	20,299.5	20,897.6	8.2%	2.9%
Wholesale Accesses	0.4	0.4	0.4	(8.0)%	(8.7)%
Total Accesses	18,766.6	20,299.9	20,898.0	8.2%	2.9%
(1) PSTN (including public use telephony) x1; ISDN basis access x1; ISDN primary access; 2/6 access x30. Includes the Group’s accesses for internal use and total fixed wireless accesses.
(2) Includes ADSL, fiber optic, cable modem and broadband circuits.
(3) Remaining retail circuits (broadband).

In 2013, Telefónica Perú strengthened its integrated services offer, maintaining a clear focus on achieving further improvements in service quality and on simplifying plans and tariffs that enabled the Company to deliver a solid operating and financial performance.

This commitment to quality resulted in a doubling of the speed of fixed broadband while the Company also fostered the migration of customers to pay TV bundles with HD channels. In the mobile business, the restructuring of the tariff portfolio in favor of voice and data plans continued to drive smartphone adoption.

Also worth highlighting is the Company's commitment to continue expanding telecommunications in the country, with the award in the fourth quarter of 2013 of one of the two blocks of radioelectric spectrum for LTE auctioned on July 22 in the AWS band (2x20 MHz). A 20-year concession contract has been signed (120 million euros). The Company plans to roll out the 4G network to 234 district capitals (around 50% of the population) over the next five years. In keeping with this plan, Telefónica Perú launched commercial 4G services in seven districts of Lima at the end of November. At present, it is the only company in Peru providing this service.

Results
Millions of euros				% Var 11/12		% Var 12/13
Peru	2011	2012	2013	€	LC	€	LC
Revenues	2,030	2,400	2,454	18.2%	4.6%	2.3%	8.1%
Wireless Business	1,088	1,314	1,393	20.8%	6.9%	6.0%	12.1%
Service revenues	948	1,164	1,220	22.7%	8.6%	4.8%	10.8%
Wireline Business	1,069	1,226	1,239	14.7%	1.5%	1.1%	6.9%
OIBDA	751	909	875	21.0%	7.1%	(3.7)%	1.8%
OIBDA Margin	37.0%	37.9%	35.6%	0.9 p.p.	–	(2.2) p.p.	–
CapEx	302	378	479	25.2%	10.8%	26.8%	34.1%
OpCF (OIBDA - CapEx)	449	531	396	18.2%	4.6%	(25.5)%	(21.2)%

2013 Results

Revenues in 2013 stood at 2,454 million euros, increasing 2.3% year-on-year in reported terms, or 8.1% excluding exchange rate differences, driven both by the growth in the mobile business and in the fixed business. Revenues were adversely impacted by regulatory changes affecting fixed-mobile calls in 2013 and by the mobile termination rate reduction in October 2012 and 2013. Excluding these impacts, revenues would have increased by 10% year-on-year in 2013.

•
Mobile business revenues amounted to 1,393 million euros, with year-on-year growth of 6%. Excluding exchange rate differences, growth would have been 12.1% year-on-year. Mobile service revenues rose 4.8% in 2013 in reported terms. Stripping out exchange rate differences growth in this item would have been 10.8% year-on-year in 2013, continuing the positive trend despite the negative impact of the abovementioned regulatory changes. Excluding these effects, growth stood at 13.4% year-on-year in 2013.

•
Data revenue was the main driver of this performance, advancing 28.4% year-on-year in reported terms. Excluding exchange rate differences year-on-year growth was 35.8%. Data accounts for 22% of service revenues (+4 percentage points year-on-year). Growth in smartphones continued, causing non-SMS data revenues to rise by a solid 64.7% year-on-year in 2013 and they accounted for 81% of mobile data revenues (+14 percentage points year-on-year).

•
Revenues from the fixed business stood at 1,239 million euros in 2013 and grew 1.1% year-on-year. Excluding exchange rate differences, growth would have been 6.9%, with broadband and new services acting as the main growth drivers, registering a year-on-year increase of 9.3% in reported terms, or 15.5% excluding exchange rate differences, which offset the decline in voice.

OIBDA stood at 875 million euros in 2013, down 3.7% year-on-year in reported terms (excluding exchange rate differences, up 1.8% year-on-year). Excluding exchange rate differences and the sale of non-strategic towers registered in 2012, year-on-year-growth is 4.4%. This is due to the good performance of revenues which offsets higher commercial costs derived from the greater commercial activity aimed at high value customers, higher content costs, the increase in personnel costs related to the profit sharing plan (whereby employees receive a percentage of the company's net profits) and higher tax costs due to the regulatory inclusion of a 1% tax on the TV and BAF businesses' revenues. The OIBDA margin stood at 35.6% in the year (-1.3 percentage points year-on-year).

2012 Results

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

OIBDA stood at 909 million euros in 2012 (up 7.1% year-on-year), mainly explained by the good revenue performance, partially offset by higher commercial costs driven by the increased commercial activity relating to higher-value customers, higher taxes related to the canon for the usage of radio electric spectrum and also the personnel expenses increase related to the employee participation of the company results (employees get a percentage of net income of the company). This OIBDA growth is positively affected by the recognition in 2012 of 23 million euros gains from the sale of non-strategic towers, compared to gains of 2 million euros in the fourth quarter of 2011. Finally the OIBDA margin places at 37.9% (up 0.9 p.p. compared to 2011).

COLOMBIA

Accesses
Thousands of accesses	2011	2012	2013	% Var 11/12	% Var 12/13
Fixed telephony accesses (1)	1,480.6	1,420.4	1,447.1	(4.1)%	1.9%
Internet and data accesses	620.3	714.0	862.2	15.1%	20.8%
Narrowband	7.9	8.5	8.5	7.5%	(0.0)%
Broadband (2)	612.3	705.4	853.7	15.2%	21.0%
Mobile accesses	11,391.1	11,703.6	12,121.7	2.7%	3.6%
Pre-Pay	8,626.8	8,675.2	8,818.5	0.6%	1.7%
Contract	2,764.2	3,028.4	3,303.2	9.6%	9.1%
Pay TV	255.0	284.8	347.6	11.7%	22.1%
Final Clients Accesses	13,746.9	14,122.8	14,778.7	2.7%	4.6%
Wholesale Accesses	3.3	3.3	3.3	−	0.0%
Total Accesses	13,750.2	14,126.1	14,782.0	2.7%	4.6%
(1) PSTN (including public use telephony) x1; ISDN basis access x1; ISDN primary access; 2/6 access x30. Includes the Group’s accesses for internal use and total fixed wireless accesses.
(2) Includes ADSL, fiber optic, cable modem and broadband circuits.

In 2013 Telefónica Colombia maintained the steady commercial and financial improvement seen since June 2012 following the merger between Telefónica Móviles Colombia, S.A. and Colombia Telecomunicaciones, S.A. that strengthened the Company’s position in the country’s telecommunications sector.

It is worth noting that the structural changes implemented by the Colombian regulator (“CRC”) in the first semester of 2013 continued to boost the telecommunications market through the application of asymmetric mobile termination rates between the dominant operator and the rest of the companies (including Telefónica). In order to adapt to the new regulatory backdrop and to progress with its commercial repositioning, the Company focused on higher-value customers in 2013 while strengthening the integrated marketing of services.

The Company also further underlined its commitment to the sector’s development in the fourth quarter by securing 30 MHz of spectrum in the AWS band (2x15 MHz) for the provision of LTE services at the auction on June 26 at a total cost of 109 million euros. In December it launched LTE services commercially, in the five most important cities in the country.

Telefónica Colombia managed a total of 14.8 million accesses at the end of December 2013, for year-on-year growth of 5%.

Results
Millions of euros				% Var 11/12		% Var 12/13
Colombia	2011	2012	2013	€	LC	€	LC
Revenues	1,561	1,765	1,705	13.0%	1.6%	(3.4)%	3.7%
Wireless Business	906	1,069	1,052	18.1%	6.1%	(1.6)%	5.7%
Service revenues	841	994	969	18.3%	6.3%	(2.5)%	4.6%
Wireline Business	655	695	652	6.1%	(4.7)%	(6.2)%	0.7%
OIBDA	540	607	580	12.4%	1.0%	(4.6)%	2.5%
OIBDA Margin	34.6%	34.4%	34.0%	(0.2) p.p.	−	(0.4) p.p.	−
CapEx	405	352	457	(13.2)%	(22.0)%	29.9%	39.5%
OpCF (OIBDA - CapEx)	135	256	123	89.2%	70.0%	(52.0)%	(48.5)%

2013 Results

Revenues in 2013 totaled 1,705 million euros, down 3.4% year-on-year, in large part due to exchange rate differences. Excluding exchange rate differences, revenues would have increased 3.7% year-on-year; supported by the better performance of the mobile and fixed business, and despite the impact of the reduction in mobile termination rates (excluding this effect, revenues would increase 5.2% year-on-year in 2013 in local currency).

•
Mobile revenues were 1,052 million euros down 1.6% in reported terms and up 5.7% year-on-year excluding foreign exchange rate differences. Excluding the impact of the reduction in mobile termination rates, revenues would have grown by 7.1% year-on-year in local currency, as a consequence of the higher mobile ARPU, rising 5.7% in local currency; and the higher customer base, reaching 12.1 million customers, up 4% year on year.

•
Fixed revenues totaled 652 million euros, down 6.2% in reported terms and up 0.7% year-on-year in local currency, leveraged on the good performance of fixed broad band and Pay TV as a result of the higher customer base (up 21% and 22% year-on-year, respectively).

OIBDA stood at 580 million euros in 2013, down 4.6% year-on-year in reported terms. Excluding exchange rate effects, OIBDA grew 2.5% year-on-year, reflecting the higher commercial activity, and partly offset by the benefits from the merger of the fixed and mobile units. Note that the sale of non-strategic towers for two million euros was booked in 2012.

2012 Results

Revenues totaled 1,765 million euros in 2012 (year-on-year growth of 1.6% in local currency), due to the strong performance of the mobile business, despite lower ARPU and the reduction in mobile termination rates. The fixed business reported revenues of 695 million euros, down 4.7% in local currency due to a lower number of accesses, the increase of competition in an already highly competitive environment and the reduction in termination rates.

OIBDA was 607 million euros at the 2012 year end, up 1.0% in local currency compared to the prior year as a result of higher revenues (up 1.6% year-on-year) and operating expenses decreasing 2.2% year-on-year, due to the efficiency measures applied by the business operator in Colombia, which were mainly reflected in lower personnel and subcontract expenses. Supply costs also fell year-on-year due to the reduction in termination rates. These were offset by the year-on-year comparison affected by recognition of gains on the sale of non-strategic towers of 2 million euros in 2012 and 25 million euros in 2011.

TELEFÓNICA EUROPE

The below table shows the evolution of accesses in Telefónica Europe over the past three years:

Accesses
Thousands of accesses	2011	2012	2013	%Var 11/12	%Var 12/13
Fixed telephony accesses (1)(2)	16,158.5	15,849.3	14,812.2	(1.9)%	(6.5)%
Internet and data accesses	10,248.3	10,065.4	9,449.7	(1.8)%	(6.1)%
Narrowband	519.8	444.1	385.3	(14.6)%	(13.2)%
Broadband (3)	9,680.4	9,576.2	9,023.6	(1.1)%	(5.8)%
Other (4)	48.2	45.1	40.8	(6.5)%	(9.4)%
Mobile accesses	72,450.7	70,751.5	70,210.2	(2.3)%	(0.8)%
Prepay	31,159.7	28,680.4	27,480.9	(8.0)%	(4.2)%
Contract (5)	41,291.0	42,071.1	42,729.2	1.9%	1.6%
Pay TV	1,052.2	909.3	828.6	(13.6)%	(8.9)%
Final Clients Accesses	99,909.7	97,575.5	95,300.7	(2.3)%	(2.3)%
Wholesale Accesses	5,245.1	5,684.3	6,317.0	8.4%	11.1%
Total Accesses	105,154.8	103,259.8	101,617.7	(1.8)%	(1.6)%
Note: Mobile accesses of Telefónica Spain include since 2013 accesses of Tuenti and in 2012 this same criteria has been used.
(1) Basic Fix Line (including Public Use Telephony) x1, RDSI primary access, Digital Accesses 2/6x30. Includes internal use, VOIP and Naked ADSL.
(2) During the second quarter of 2013, 209 thousand accesses were derecognized due to the asset sale of the Fixed Business in UK.
(3) During the second quarter of 2013, 511 thousand accesses were derecognized due to the asset sale of the Fixed Business in UK.
(4) Other non-broadband retail circuits.
(5) During the first quarter of 2013, 114 thousand inactive accesses were derecognized in the Czech Republic.

The below table shows the evolution of Telefónica’s estimated mobile market and ADSL share over the past three years:

Competitive Positioning
	Mobile Market Share (1)
Telefónica Europe	2011	2012	2013
Spain	39.6%	36.2%	33.9%
United Kingdom	26.6%	26.6%	26.5%
Germany	16.1%	16.7%	16.9%
Czech Republic	38.0%	38.6%	38.7%
Ireland	33.2%	33.0%	31.4%
Slovakia	18.3%	21.1%	23.7%

	ADSL Market Share (1)
	2011	2012	2013
Spain	49.7%	48.8%	47.4%
(1) Internal estimations.

During 2013, Telefónica Europe's portfolio was restructured through the sale of operations in the Czech Republic, which closed in January 2014 after obtaining regulatory approval, and Ireland, pending regulatory approval, and with the announcement of the acquisition of E-Plus by Telefónica Deutschland.

Telefónica Europe comprised, at the end of 2013, the operations in Spain, United Kingdom, Germany, Czech Republic, Slovakia and Ireland.

In 2013, Telefónica Europe undertook a transformation strategy towards a more efficient business model, within a very dynamic and competitive market environment. Against this backdrop, the Company has worked to enhance its competitiveness and accelerate its commercial activities, as well as improve efficiency (reflected in its improved OIBDA margin) and profitability, due to its on-going efforts to simplify and reduce costs.

2013 was a key year in the updating of Telefónica Europe's commercial offer, with the launch of simple and innovative tariffs, focused on the capture and growth of data both in the fixed (fiber) and mobile (4G) businesses. In this respect, the strengthening of “Movistar Fusión” as a driver of recovery in Spain, the commitment to “Refresh” to further streamline packages and to increase the dynamism of distribution channels in the United Kingdom, and the boost given by the “O2 Blue All-in” tariffs in Germany, all stand out as the basis of the growth in mobile data.

The new “O2 Refresh” tariff was launched in April and represents a unique commercial focus, offering an innovative value proposal to customers. This tariff aims to strengthen our market positioning, driving forward our strategy focused on data, while eliminating subsidies and improving the mix of distribution channels and offering our customers more flexibility "to change telephones with the same frequency that telephones change". The “O2 Blue All-in” tariffs in Germany are tariffs focused on mobile data.

The greater take up of 4G services in the United Kingdom and Germany, and the acceleration in the roll out of fiber optic and Pay TV in Spain will be the main pillars of expected growth in 2014.

Total accesses stood at 101.6 million at the end of December (-1.6% year-on-year) affected by asset disposals in Telefónica UK's fixed consumer business on May 1, 2013 (720 thousand accesses) and the disconnection of 114 thousand accesses of inactive mobile contract customers in the first quarter of 2013 in the Czech Republic.

Main 2013 trends in accesses in the mobile business

•
Mobile accesses totaled 70.2 million at year end, a decline of 0.8% year-on-year, with the contract segment continuing to increase its weight over the reduced total (61% of the base; +1 percentage points as compared to 2012).

•
Good commercial momentum with strong growth in mobile contract customers with a net gain in 2013 of 772 thousand accesses (excluding the disconnection of inactive customers in the Czech Republic). Total net mobile losses in 2013, excluding those disconnections in the Czech Republic, stood at 427 thousand accesses due to the loss of prepay customers.

•
Mobile broadband accesses continued on a very positive trajectory and totaled 29.2 million at the end of 2013 (+14.6% year-on-year growth) driven by the growing demand for data and the strong rise in the adoption of smartphones (42% penetration in terms of mobile internet data tariffs over total mobile customer base, at year-end; +7 percentage points, year-on-year).

Main 2013 trends in accesses in fixed business

•
Retail fixed broadband accesses stood at 9.0 million (-5.8% year-on-year) at year end, primarily impacted by the sale of the fixed business's residential assets in the UK (-511 thousand accesses). However, it should be highlighted that in 2013 an improvement was seen in net adds for the fixed broadband segment especially in the last part of the year, driven by strong growth in fiber optic in Spain.

•
Fixed telephony accesses fell by 6.5%, year-on-year, to 14.8 million at year end, affected by competitive pressures in the market, and additionally, by asset disposals in Telefónica UK's fixed consumer business in the second quarter (-209 thousand accesses).

Results
Millions of euros				Var 11/12		Var 12/13
Telefónica Europe	2011	2012	2013	Reported	Ex fx	Reported	Ex fx
Revenues	32,074	30,006	26,840	(6.4)%	(7.8)%	(10.6)%	(9.3)%
OIBDA	9,262	10,228	9,917	10.4%	9.5%	(3.0)%	(2.1)%
OIBDA Margin	28.9%	34.1%	36.9%	5.2 p.p.	-	2.9 p.p.	-
Depreciation and amortization	(5,081)	(5,014)	(4,706)	(1.3)%	(2.5)%	(6.2)%	(4.8)%
Operating Income	4,181	5,214	5,211	24.7%	23.9%	(0.0%)	0.5%
Note:
- Since January 1, 2013 Tuenti is included under the consolidation perimeter of Telefónica Spain. This company had been previously included as “Other companies and eliminations” in the Telefónica Group. The net results of T.Spain, T.Europe and “Other companies and eliminations” in the Telefónica Group have been modified accordingly for 2011 and 2012. The total consolidated net results of the Group remain unchanged as the indicated movement is an intercompany reclassification.

As of May 1, 2013, Telefónica Europe has excluded the financial results of Telefónica UK's fixed consumer business.

2013 Results

Telefónica Europe represented 47% of the Group’s revenues and 52% of its OIBDA in 2013. Telefónica Europe's revenues fell 10.6% year-on-year and contributed -4.5 percentage points to the year-on-year performance of the Group’s revenues, excluding the impact from exchange rate differences, mainly due to the decline in Telefónica Spain’s revenues, which contributed -3.3 percentage points to the Group’s overall decline.

Telefónica Europe's revenues in 2013 totaled 26,840 million euros and fell 10.6% year-on-year in reported terms, and fell 9.3% excluding the impact of exchange rate differences. In addition, excluding the change to the consolidation perimeter, the decline would have been 8.6%. The year-on-year decline in revenues is explained by the regulatory impact of the decrease in mobile termination and roaming rates, as well as by the pressure on ARPU, and in accesses, especially in Spain due to the competitive environment, new tariffs launched and customers optimizing their usage.

Stripping out the impact of regulation (cut to mobile termination and roaming rates), foreign exchange rate differences and changes in the scope of consolidation, revenues would have declined 6.4% year-on-year.

Mobile data revenues accounted for 45% of all mobile service revenues in 2013 (+4 percentage points versus. 2012). Non-SMS data revenues were up 7.3% year-on-year in reported terms, driven by the rollout of generalized mobile data tariffs in the customer base. As a result, non-SMS data revenues represent 64% of total data revenues at year end 2013 (+6 percentage points, year-on-year).

Total expenses which include supplies, personnel expenses and other expenses (mainly subcontract expenses and others) amounted to 17,799 million euros in 2013, 13.2% less than in 2012 in reported terms, -11.8% excluding exchange rate differences and the decline reflects the introduction of various efficiency programs associated with resource optimization and the simplification of the operating model. Stripping out: changes to the scope of consolidation the variance would be +1.2 p.p. higher and the value adjustments to the Czech Republic and Ireland businesses, the variance would be +1.6 p.p. higher, so that the year-on-year decline in operating expenses would be 9.3%. The breakdown by components is as follows:

•
Supplies declined 14.4% year-on-year, in reported terms (-12.6% excluding exchange rate differences) to 8,413 million euros, mainly due to lower termination costs and, to a lesser extent, the Company’s new commercial strategy of eliminating subsidies in Spain;

•
Personnel expenses amounted to 3,372 million euros reduced by 4.0% versus 2012 (-3.1% excluding exchange rate differences), as a result of the savings obtained from the workforce restructuring programs in Spain, the Czech Republic and the UK. Restructuring expenses of 62 million euros were recorded in 2013 (United Kingdom: 48 million euros and Czech Republic: 14 million euros) versus 16 million euros in 2012 (Czech Republic: 9 million euros and Ireland: 7 million euros); and

•
Other expenses amounted to 6,014 million euros, reduced by 16.0% versus 2012 (-14.9% excluding exchange rate differences) due to lower commercial costs and the savings in IT and network costs. Stripping out changes to the scope of consolidation (+0.2 p.p.) and the value adjustments and the capital losses from the sale of the Czech Republic and Ireland businesses in 2013 and 2012 (+4.7 p.p.), the year-on-year decline in costs would be -10.8%.

Telefónica Europe's OIBDA stood at 9,917 million euros in 2013, down 3.0% year-on-year in reported terms (excluding exchange rate differences, -2.1%). The performance of OIBDA in 2013 was mainly affected by:

•	the higher amount of non-strategic towers sold in Spain in 2013 compared to 2012 (+0.1 p.p.); and

•	the value adjustments derived from the capital losses from the sale of the Czech Republic and Ireland businesses in 2013 and the value adjustment of Telefónica Ireland in 2012 (+3.3 p.p.).

Excluding these impacts and exchange rates differences, the decline in OIBDA would have been 5.2%, impacted by the pressure on revenues, especially in Spain (that includes the impact of lower interconnection prices) partially offset by the cost savings derived from the efficiency initiatives implemented by the operations.

2012 Results

Telefónica Europe represents 48% of the Group’s 2012 revenues and OIBDA. The segment revenues decreased by 6.5% in 2012, contributing -4.0 p.p. to the year-on-year variance in the Group’s revenues, excluding foreign exchange rate differences, primarily due to lower revenues in Telefónica Spain (contributing -3.7 p.p.). In addition, at 2012 year end, the Group recorded a 527 million euros write-down in the value of its stake in Telefónica Ireland, reducing Telefónica Europe’s OIBDA and in 2011, and the Group recognized personnel restructuring expenses of 2,591 million euros, reducing Telefónica Spain’s OIBDA.

Telefónica Europe posted revenues of 30,006 million euros in 2012, down 6.4% on the 2011 figure (down 7.8% excluding exchange rate differences). The year-on-year decrease in Telefónica Europe's revenues is primarily due to revenue trends in Telefónica Spain, which dropped 13.2% from 2011, to 14,996 million euros in 2012. This reduction in revenues mainly reflects lower accesses and ARPU in the different services, all within an adverse and highly-competitive macroeconomic environment.

•
At Telefónica Spain, revenues in the fixed line business decreased by 10.2%. This reduction was primarily due to lower revenues from traditional accesses (caused by the loss of accesses), the 16.7% decrease in voice services revenues (affected by the growing weight of flat-rate plans and traffic packages) and the 13.8% drop in retail broadband revenues (12.2% year-on-year decrease in broadband ARPU, affected by customer migration to new rates). Revenues from the mobile business fell 16.6% from 2011. This reduction reflects the 16.8% drop in mobile service revenues (chiefly pressured by trends in ARPU and the reduction in interconnection rates effective as from April and October, and in roaming rates, effective as from July). Telefónica Spain accounted for 50% of Europe’s revenue.

•	In the rest of Telefónica Europe’s operations, revenues rose 1% year-on-year, driven by growth in revenues in Germany, but undermined by reduction to interconnection and roaming rates.

•
The mobile strategy, based on boosting mobile broadband penetration and limited use data rates, was the main factor to promote revenue growth. As a result of this strategy, total data revenue increased 5.8% in 2012 and represented 41% of mobile service revenue (up 5 p.p. compared to 2011). The growth in data revenue is primarily due to the 18.6% increase in no SMS PAP revenues, which represented 58% of total data revenues in 2012.

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

OIBDA in Telefónica Europe stood at 10,228 million euros in 2012, up 10.4% year-on-year (9.5% when stripping out exchange rate differences). The 2012 figure includes the 527 million euros write-down of the Group’s stake in Telefónica Ireland, while 2011 OIBDA reflects workforce restructuring expenses in Telefónica Spain in the amount of 2,591 million euros. OIBDA performance is also affected by pressures on revenues (including the impact of lower regulatory interconnection rates), partially offset by costs savings generated from the efficiency initiatives implemented throughout the Group.

TELEFÓNICA SPAIN

Accesses
Thousands of accesses	2011	2012	2013	%Var 11/12	%Var 12/13
Fixed telephony accesses (1)	12,305.4	11,723.0	11,089.8	(4.7)%	(5.4)%
Naked ADSL	34.4	25.0	22.8	(27.3)%	(9.1)%
Internet and data accesses	5,710.9	5,779.3	5,899.0	1.2%	2.1%
Narrowband	84.4	54.0	38.5	(36.0)%	(28.7)%
Broadband (2)	5,608.6	5,709.3	5,846.8	1.8%	2.4%
Other (3)	17.9	16.0	13.7	(10.5)%	(14.2)%
Mobile accesses	24,174.3	20,608.7	19,002.1	(14.7)%	(7.8)%
Prepay	7,359.4	5,180.5	4,262.7	(29.6)%	(17.7)%
Contract	16,814.9	15,428.2	14,739.3	(8.2)%	(4.5)%
Pay TV	833.2	710.7	672.7	(14.7)%	(5.4)%
WLR (4)	440.6	481.2	525.8	9.2%	9.3%
Unbundled loops	2,881.1	3,262.0	3,787.1	13.2%	16.1%
Shared ULL	205.0	183.5	130.6	(10.5)%	(28.9)%
Full ULL (5)	2,676.1	3,078.5	3,656.5	15.0%	18.8%
Wholesale ADSL	709.6	652.3	676.8	(8.1)%	3.8%
Other (6)	0.6	0.5	0.4	(20.8)%	(23.9)%
Final Clients Accesses	43,023.8	38,821.7	36,663.6	(9.8)%	(5.6)%
Wholesale Accesses	4,031.9	4,396.0	4,990.1	9.0%	13.5%
Total Accesses	47,055.7	43,217.8	41,653.6	(8.2)%	(3.6)%
Note:
- Mobile accesses of Telefónica Spain include since 2013 accesses of Tuenti and in 2012 this same criteria has been used to reflect the figures.
(1) Basic Fix Line (including Public Use Telephony) x1, RDSI primary access, Digital Accesses 2/6x30. Includes internal use, VOIP and Naked ADSL.
(2) ADSL, satellite, fiber optic and broadband circuits.
(3) Leases of circuits.
(4) Wholesale line rental.
(5) Includes naked shared loops.
(6) Wholesale circuits.

Telefónica Spain's 2013 results confirm the slowing of the decline of its business, underpinned by the benefits of the deep transformation process undertaken by the Company, allowing it to strengthen its competitive positioning, maintain its market leadership and improve its financial and commercial performance. Revenues stabilized the pace of year-on-year decline along the year and profitability remained high, amid a very competitive backdrop in which convergence continues to lead market dynamics.

In 2013, the boost in commercial activity must be highlighted, especially in fiber and, during the last period of the year, in pay TV, reflecting the success of the revamped portfolio, which increased value for the customer, improving its offer quality, and of the Christmas campaign to attract new customers with “Movistar TV” (from December 1 to January 31 all customers subscribing to “Movistar Fusión” or an additional mobile line enjoyed the complete “Movistar TV” package free of charge until May 2014).

This improvement in commercial activity due to Christmas campaign has been also reflected in the mobile contract segment, mainly in the portability figures, which have shown a positive trend during the last part of the year, despite the strong competition and the strategy of subsidies elimination followed by the company.

At the end of 2013, “Movistar Fusión” reached 2.9 million customers, and more than one million additional mobile lines, which accounted in the consumer segment for 52% of fixed broadband and 45% of mobile contract customers). Noteworthy once again was the steady improvement in the percentage of new customers and/or customers taking new services, reflecting the positive impact of the convergent offer on the capture of new services. On the other hand, it is worth to mention that “Movistar Fusión” customers’ churn is also lower than the average for the rest of services.

Fiber customers reach 594 thousand as of December 31, 2013, almost doubling those of 2012 (17% of passed homes, amounting to 3.5 million homes). The Company's strategic focus on the acceleration of fiber rollout as the key lever to drive differentiation and growth in 2014, is reflected in its target of achieving 7.1 million households passed by the end of the year. Fiber customers have 1.5 times higher ARPU than ADSL customers and a higher level of customer satisfaction and therefore have a lower churn rate (0.5 times).

Results
Millions of euros
Telefónica Spain	2011	2012	2013	% Var 11/12	% Var 12/13
Revenues	17,277	14,996	12,959	(13.2)%	(13.6)%
Wireless business	7,750	6,464	5,121	(16.6)%	(20.8)%
Service revenues	6,550	5,453	4,580	(16.8)%	(16.0)%
Wireline business	10,624	9,541	8,861	(10.2)%	(7.1)%
OIBDA	5,079	6,815	6,340	34.2%	(7.0)%
OIBDA Margin	29.4%	45.4%	48.9%	16.0 p.p.	3.5 p.p.
CapEx	2,912	1,692	1,529	(41.9)%	(9.6)%
OpCF (OIBDA - CapEx)	2,167	5,123	4,811	136.4%	(6.1)%
Note:
Since January 1, 2013 Tuenti is included under the consolidation perimeter of Telefónica Spain. This company had been previously included as “Other companies and eliminations” in the Telefónica Group. The net results of T.Spain, T.Europe and “Other companies and eliminations” in the Telefónica Group have been modified accordingly for 2011 and 2012. The total consolidated net results of the Group remain unchanged as the indicated movement is an intercompany reclassification.

2013 Results

In 2013 revenues stood at 12,959 million euros (-13.6% year-on-year), partly impacted by the sharp drop in revenues from handset sales (-46.4% year-on-year) due to the removal of subsidies in March 2012.

•
Excluding handset sales, revenues in 2013 amounted to 12,417 million euros (-11.2%). Excluding the impact of regulation (interconnection and roaming), these revenues fell 9.6% year-on-year in the year.

•
Revenues from the fixed business fell 7.1% year-on-year in 2013, due to lower access and voice revenues, primarily driven by the loss of accesses, and lower broadband and new service revenues, reflecting the negative performance of broadband ARPU, and affected by the migration of customers to the new tariffs.

•	Mobile revenues fell by 20.8% year-on-year in 2013. Mobile service revenue declined by 16.0% year-on-year in 2013 explained by ARPU decline.

•
Telefónica Spain revenue reduction is mainly due to ARPU reductions across services reflecting lower prices of the renewed portfolio and lower customers consumption, and also, as a consequence of declines in accesses (-4% year-on-year), as a consequence of the high competitive pressure in the market.

2013 ARPU decreased 14.3% year-on-year, impacted by the 60% cut in the mobile termination rate since July 1, additional to the cuts implemented in April 2013 (-13%) and October 2012 (-8%). The drop in ARPU also reflects lower prices of the new tariff portfolio and lower customer usage. However, it is worth noting that the ARPU of individual services is less representative following the launch of “Movistar Fusión”, as it is affected by the defined allocation of convergent product revenues between the fixed and mobile businesses.

Telefónica Spain	2011	2012	2013	%Var 11/12	%Var 12/13
Traffic (million minutes)	39,909	36,382	34,428	(8.8)%	(5.4)%
ARPU (EUR)	22.9	20.6	17.7	(9.8)%	(14.3)%
Prepay	9.3	8.8	7.3	(5.1)%	(17.8)%
Contract	29.1	24.7	21.0	(15.2)%	(15.0)%
Data ARPU	6.0	6.5	6.8	8.0%	4.4%
% rev. non-SMS over data revenues	74.6%	85.2%	92.1%	10.6 p.p.	7.0 p.p.

OIBDA stood at 6,340 million euros in 2013, showing a reported year-on-year decline of 7.0%. Excluding the sale of non-strategic tower for 60 million euros in 2012 and 70 million euros in 2013, the OIBDA decreased by 7.2%. The OIBDA decrease is explained by the revenue decrease, partially offset by costs reduction, especially the continued reduction in commercial costs after the handset subsidy removal policy, and other savings arising from several efficiency programs (such as simplification of processes, distribution channel and call centers redefinition, internalization of activities, savings from the restructuring personnel plan and temporary cancelation of the corporate contribution to pension plans).

2012 Results

In 2012, revenues totaled 14,996 million euros (down 13.2% year-on-year), primarily reflecting lower accesses and the lower ARPU across different services in a highly-competitive and adverse macroeconomic environment.

•
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

•
Revenues from the mobile business totaled 6,464 million euros in 2012, down 16.6% on the 2011 figure. This reduction reflects a 16.8% drop in mobile service revenues (due to negative trends in ARPU and the reduction in interconnection rates effective as from April and October, and in roaming rates, effective as from July).

•
Mobile data revenues were down 4.6% year-on-year, despite the steady growth in non-SMS revenues (up 8.2% from 2011), accounting for 85% of total data revenues (up 10.6 p.p. year-on-year). The trends in these revenues primarily reflect the lower SMS revenues, the higher weight of fixed-rate data plans, driven in the last quarter by the "Fusion" product, and by the migration of customers with USB modems toward more affordable multi-device options. In addition, data revenues continue to be affected by the shift in the Premium SMS sales strategy in November 2011 (70% year-on-year decrease in Premium SMS revenues in 2012).

•	Mobile traffic dropped 9% from 2011 to 2012, as customers reduced their usage in line with the general contraction of household spending in an adverse macroeconomic environment.

Total ARPU for 2012 was down 9.8% year-on-year. The 2011 ARPU figure is not comparable to 2012 ARPU, as in 2012 it is affected by the disconnection of 2.0 million inactive mobile accesses in the first quarter of 2012. Therefore, in comparable terms, the year on year decrease would have been 14.9%, due to lower usage by customers, lower prices in the new rates portfolio, and reduction in interconnection rates. Voice ARPU decreased 20.0% from 2011 to 2012, while data ARPU fell 0.4%, the latter accounting for 31% of total ARPU. The growth in connectivity revenues, included in data ARPU was not sufficient to completely offset the lower SMS revenues.

OIBDA totaled 6,815 million euros in 2012, compared to 5,079 million euros in the prior year, a 34.2% increase. OIBDA in 2011 was affected by the provision for personnel restructuring made in the third quarter of 2011 (2,591 million euros). Excluding such impact, the year-on-year decrease would be 11.1% due to the year-on-year decrease in revenues, partially offset by the sharp reduction of commercial expenses through the new model eliminating subsidies and also personnel expenses savings as a result of the workforce reduction plan approved in 2011.

UK

Accesses
Thousands of accesses	2011	2012	2013	% Var 11/12	% Var 12/13
Fixed telephony accesses (1) (2)	216.1	377.4	208.2	74.6%	(44.8)%
Internet and data accesses	620.3	560.1	14.8	(9.7)%	(97.4)%
Broadband (3)	620.3	560.1	14.8	(9.7)%	(97.4)%
Mobile accesses	22,167.5	22,864.2	23,649.0	3.1%	3.4%
Pre-Pay	11,227.3	10,962.9	10,764.7	(2.4)%	(1.8)%
Contract	10,940.3	11,901.3	12,884.3	8.8%	8.3%
Final Clients Accesses	23,003.9	23,801.7	23,872.0	3.5%	0.3%
Wholesale Accesses	26.7	40.5	31.6	51.5%	(22.1)%
Total Accesses	23,030.7	23,842.2	23,903.6	3.5%	0.3%
(1) Basic Fix Line (including Public Use Telephony) x1, RDSI primary access, Digital Accesses 2/6x30. Includes internal use, VOIP and Naked ADSL.
(2) In the second quarter of 2013, 209 thousand accesses disconnected after sale of fixed assets in UK.
(3) In the second quarter of 2013, 511 thousand accesses disconnected after sale of fixed assets in UK.

In 2013, Telefónica UK‘s results were positive. Contract net additions maintained a solid momentum driven by the success of the “Refresh” proposition enabling Telefónica UK to differentiate itself in a highly competitive market. The new “O2 Refresh” tariff launched on April 16 represents a unique commercial focus, offering an innovative value proposal to customers. This tariff aims to strengthen our market positioning, driving forward our strategy focused on data, while eliminating subsidies and improving the mix of distribution channels and offering our customers more flexibility "to change telephones with the same frequency that telephones change". The “Refresh” tariff could only be contracted in our direct channels (from July 14 available in the on-line channel) and only for high-end handsets. Refresh represents a unique option for our direct channels and a factor that allows for the improvement of the activations mix through our own channels with the aim of improving our commercial efficiency.

Telefónica UK continued working on the deployment of its LTE network, reaching 38% outdoor coverage at the end of 2013, keeping the focus on offering an outstanding network experience and an exclusive content proposition to 4G customers. The first 4G adopters are showing encouraging results in terms of data consumption (up to 2 times higher average data consumption than 3G customers), signaling the positive ARPU uplift opportunity of this technology.

From May 1, Telefónica UK excludes the financial results of its fixed consumer business (35 million euros in revenues and with no relevant OIBDA contribution in January-April 2013).

As a result of the commercial activity, total accesses reached 23.9 million at the end of December 2013 (+0.3% year-on-year) despite the impact from the disposal of the fixed assets (720 thousand accesses: 209 thousand in fixed telephony accesses and 511 thousand in fixed broadband accesses). Total mobile customers grew 3.4% year-on-year to 23.6 million at the end of December driven by the consistent mobile contract customer base growth. The contract mix increased 2 percentage points year-on-year to account for 54% of the mobile base. Contract net additions totaled 983 thousand in 2013 driven by solid gross additions, despite the highly competitive environment. Contract churn improved by 0.1 percentage points to 1.0% due to the management of its customer base. Smartphone penetration (as a percentage of mobile data tariffs over total mobile customers) grew 4 percentage points year-on-year and reached 49% by the end of December.

Results
Millions of euros				% Var 11/12		% Var 12/13
Telefónica UK	2011	2012	2013	€	LC	€	LC
Revenues	6,926	7,042	6,692	1.7%	(5.0)%	(5.0)%	(0.5)%
Service revenues	6,198	6,060	5,461	(2.2)%	(8.6)%	(9.9)%	(5.7)%
OIBDA	1,836	1,601	1,637	(12.8)%	(18.5)%	2.2%	7.0%
OIBDA Margin	26.5%	22.7%	24.5%	(3.8) p.p.	−	1.7 p.p.	−
CapEx	732	748	1,385	2.2%	(4.5)%	85.3%	94.0%
OpCF (OIBDA - CapEx)	1,104	854	252	(22.7)%	(27.8)%	(70.5)%	(69.1)%

Total revenues stood at 6,692 million euros, down 5.0% year-on-year in reported terms (a year-on-year decline of 0.5%, excluding exchange rate differences) reflecting the already mentioned disposal of the fixed consumer business, as well as the “Refresh” (new commercial model) contribution (+5.8 percentage points to revenue growth 2013). The new commercial model translates into more revenue from handset sales (even where the number of units sold has not increased), since handset sales are fully recognized upfront, instead of the prior model in which accounting is recorded on a monthly basis.

•
Service revenues in 2013 totaled 5,461 million euros and fell 9.9% year-on-year in reported terms (-5.7% excluding the impact of exchange rate differences) negatively impacted by the new commercial model. Excluding the impact of mobile termination rate cuts and roaming regulation, as well as the impact of the new commercial model, mobile service revenues would have decreased 1.3% due to the pressure on ARPU.

•
Non-SMS data revenues grew 0.8% year-on-year (+5.5% year-on-year excluding exchange rate differences) accounting for 50% of data revenues in 2013 (+3 percentage points year-on-year). The decline of SMS volumes led data revenue to decline 1.2% year-on-year in 2013. In 2013, data revenues account for 53% of mobile service revenues, +2 percentage points higher versus the previous year.

•
ARPU fell 12.9% (-8.8% in 2013 excluding the impact of the exchange rate differences) negatively impacted by the “Refresh” model (higher handset revenues are recorded upfront and a result in lower service revenues). Excluding the impact of regulation, ARPU decrease was 5.5% year-on-year. Voice ARPU fell 17.1% in reported terms (-13.2% excluding exchange rate differences) and fell 8.4%, excluding additionally the effect of regulations. Data ARPU fell 8.8% in reported terms (-4.5% excluding exchange rate differences). Revenues from the “Refresh” model are not recognized as mobile service revenues, and are instead recognized under the line item revenues from hardware sales, for which reason smartphone sales are not reflected in ARPU.

Telefónica UK
	2011	2012	2013	% Var LC 11/12	% Var LC 12/13
Traffic (million minutes)	52,250	48,250	48,479	(7.7)%	0.5%
ARPU (EUR)	23.2	22.5	19.6	(9.3)%	(8.8)%
Prepay	10.3	9.6	7.7	(13.1)%	(16.0)%
Contract	37.1	35.0	29.9	(11.8)%	(10.4)%
Data ARPU	10.5	11.4	10.4	1.5%	(4.5)%
% rev. non-SMS over data revenues	40.5%	46.8%	50.0%	6.3 p.p.	3.2 p.p.

Mobile voice traffic remained practically stable with respect to the previous year.

Company OIBDA stood at 1,637 million euros, representing a year-on-year increase of 2.2% in reported terms, which would have been +7.0% excluding the impact from exchange rate differences. Year-on-year performance was positively affected by the capital gain of 83 million euros from the fixed consumer business disposal offset partially by the negative impact of restructuring expenses (48 million euros). In addition, OIBDA performance reflects the acceleration in the recording of hardware sales from the “Refresh” model, partially mitigated by the negative impact from higher upfront commercial costs of moving volumes towards direct channels.

2012 Results

Revenues: Total revenues increased 1.7% year-on-year (or decreased 5.0% when excluding exchange rate differences) to 7,042 million euros. Mobile service revenues totaled 6,060 million euros, a year-on-year decrease of 2.2%. The impact of exchange rates differences accounted for 6.4 p.p. of the variance, so excluding the effect of exchange rate differences, service revenue would have decreased 8.6%. These results were heavily impacted by reductions in interconnection rates and the new roaming rates, which dragged revenue growth by -4 p.p. and also impacted by ARPU trends. Non-SMS data revenue rose 18.4% from 2011 to 2012, underpinned by the higher presence of smartphones and the adoption of segmented data rates. Data revenues were up 2.4% compared to 2011, representing 51% of mobile service revenues (up 6 p.p. year-on-year).

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

OIBDA totaled 1,601 million euros in 2012, down 12.8% on the 2011 figure (down 18.5% in local currency), primarily as a result of the decreasing service revenue trends (derived from lower ARPU), partially offset by lower interconnection costs as a consequence of termination rate cuts. OIBDA drop is also affected by commercial costs increase in 2012 compared to 2011, especially in the first half of the year in response to the greater commercial activity undertaken in late 2011.

GERMANY

Accesses
Thousands of accesses	2011	2012	2013	% Var 11/12	% Var 12/13
Fixed telephony accesses (1)	2,055.1	2,249.0	2,124.9	9.4%	(5.5)%
Internet and data accesses	2,922.3	2,678.9	2,516.1	(8.3)%	(6.1)%
Narrowband	334.6	302.6	271.7	(9.6)%	(10.2)%
Broadband	2,587.7	2,376.3	2,244.3	(8.2)%	(5.6)%
Mobile accesses	18,380.1	19,299.9	19,401.0	5.0%	0.5%
Pre-Pay	9,144.5	9,191.3	9,114.9	0.5%	(0.8)%
Contract	9,235.7	10,108.5	10,286.1	9.5%	1.8%
Pay TV (2)	83.3	57.2	−	(31.3)%	n.s.
Final Clients Accesses	23,440.9	24,284.9	24,042.0	3.6%	(1.0)%
Wholesale Accesses	1,042.4	1,087.9	1,125.0	4.4%	3.4%
Total Accesses	24,483.2	25,372.8	25,166.9	3.6%	(0.8)%
(1)	Basic Fix Line (including Public Use Telephony) x1, RDSI primary access, Digital Accesses 2/6x30. Includes internal use, VOIP and naked ADSL.
(2)	In the fourth quarter of 2013, all TV accesses were disconnected.
n.s.: not significant

During 2013, the German mobile market remained very dynamic and competitive, with differentiated value propositions across segments, channels and regions and increasing commercial spend.

In 2013 Telefónica Europe's portfolio was restructured and the Group announced the acquisition of E-Plus by Telefónica Deutschland.

During the year, the Company continued pushing data monetization within its innovative multibrand and data centric strategy. At the same time, the Company continued increasing the density of its mobile data networks while accelerating the deployment of LTE.

The “O2 Blue All-in” tariffs are improving the value of our customer base, where the weighting of customers who opt for higher value offers has increased. This initiative also reinforces customer loyalty and promotes the penetration of smartphones. “O2 Blue All-in” tariffs are mobile data centric tariffs. At the same time, the sale of handsets with LTE technology increased during the year.

As a consequence, the mobile contract customer base grew 1.8% year-on-year, driving mobile accesses to 19.4 million (+0.5% year-on-year). Meanwhile, the contract mix improved 1 percentage point year-on-year to 53%. Smartphone penetration reached 31% at the end of 2013 (+5 percentage points year-on-year), with an encouraging rate of adoption of LTE-enabled handsets. Total net additions amounted 101 thousand in 2013. Mobile contract net adds amounted to 178 thousand in the year. Mobile contract churn reached 1.6% in 2013 (+0.1 p.p. year-on-year). In retail broadband fixed internet accesses amounted to 2.2 million at the end of December (down 6% year-on-year), despite the broad acceptance of the new “O2 DSL All-in” portfolio and the increasing customer demand for speed.

Results
Millions of euros
Telefónica Germany	2011	2012	2013	% Var 11/12	% Var 12/13
Revenues	5,035	5,213	4,914	3.5%	(5.7)%
Wireless Business	3,606	3,845	3,673	6.6%	(4.5)%
Service revenues	2,946	3,152	2,989	7.0%	(5.2)%
Wireline Business	1,426	1,363	1,235	(4.4)%	(9.4)%
OIBDA	1,219	1,351	1,308	10.8%	(3.2)%
OIBDA Margin	24.2%	25.9%	26.6%	1.7 p.p.	0.7 p.p.
CapEx	558	609	666	9.2%	9.4%
OpCF (OIBDA - CapEx)	662	743	642	12.2%	(13.5)%

Revenues totaled 4,914 million euros, down 5.7% year-on-year. This decline is partly attributable to the reduction in termination rates. Excluding this impact, revenues would have fallen 3.5% in 2013, with ongoing headwinds coming from customer base repositioning and the acceleration of declines in SMS revenues. Handset revenues decreased by 1.4% year-on-year in 2013 explained by the increasing share of attractive affordable handsets in the market, including selective bundle offers of selected smartphones with high value mobile data tariffs.

•
Mobile Service revenues stood at 2,989 million euros, a year-over-year decrease of 5.2%. Excluding the impact of the reduction in termination rates, mobile service revenues would have fallen by 1.5% year-on-year in 2013, mainly as a result of the rise in tariff renewals in the customer base and the lower contribution of revenues from incoming SMS traffic, which were not offset by the growth in data revenues. The company continued to monetize its data revenues with an increase in non-P2P SMS data revenue of 21.7% during the year, accounting for 67% of total data revenue (+10 percentage points year-on-year). As a result, mobile data revenues in 2013 increased 3.7% year-on-year to account for 48% of mobile service revenues (+4 percentage points year-on-year).

•
Fixed telephony revenues shrank 9.4% year-on-year, to 1,235 million euros despite the increasing adoption of VDSL. This is mainly the result of the decline in DSL customer base (mitigated by an increasing uptake of VDSL) and a further reduction of revenues from the low margin voice transit business.

ARPU decreased by 7.9% year-on-year, mainly as a result of the reduction in mobile termination rates. Excluding this impact, ARPU declined 4.3% in 2013 on the back of tariff migrations, acceleration of the decrease in SMS volumes and an increasing share of discounted online channel activities, which was partly offset by the increasing demand for mobile data services.

Voice ARPU decreased by 14.9% year-on-year, mainly as a result of the regulatory. Data ARPU grew 0.7% year-on-year, as a result of the increased penetration of mobile broadband and the greater uptake of integrated tariffs by the customer base, despite the negative impact of lower SMS volumes.

Telefónica Germany
	2011	2012	2013	% Var 11/12	% Var 12/13
Traffic (million minutes)	27,993	29,519	30,152	5.5%	2.1%
ARPU (EUR)	13.6	13.8	12.7	0.9%	(7.9)%
Prepay	5.7	5.5	5.1	(3.0)%	(6.8)%
Contract	21.9	21.5	19.4	(1.6)%	(9.8)%
Data ARPU	5.6	6.2	6.2	9.3%	0.7%
% rev. non-SMS over data revenues	50.4%	56.7%	66.5%	6.3 p.p.	9.8 p.p.

Mobile voice traffic showed year-on-year growth of 2.1%, derived from the growth in the contract customer base.

OIBDA stood at 1,308 million euros, registering a decline of 3.2% due to the decrease in mobile service revenues and higher commercial investments and specific hardware promotions to high value tariffs which more than offset capital gains obtained from the sale of assets for the amount of 76 million euros (46 million euros of fiber assets and 30 million euros of its hosting business Telefónica Online Services).

2012 Results

Total revenues rose 3.5% year-on-year to 5,213 million euros, primarily due to strong mobile revenues. Mobile services revenues increased by 7.0% year-on-year in 2012, drawing from the expanded contract customer base and the success of limited-use data rates. As a result, the 30.7% year-on-year growth in non-PAP SMS data revenues continued to drive total data revenues. Mobile data revenues were up 16.1% compared to 2011, representing 44% of mobile service revenues (up 3 p.p. year-on-year).

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

OIBDA rose 10.8% to 1,351 million euros, as a consequence of growth in mobile service revenues boosted by data revenue growth, combined with cost control as total operating expenses are nearly flat year-on-year. Supplies grow driven by increase in handset costs (higher commercial activity) and mobile interconnection expenses, personnel expenses increase due to general increase in salaries, and network costs also increase, partially offset by other expenses decrease with savings in administration expenses, bad debts and advertising costs.

CZECH REPUBLIC AND SLOVAKIA

Accesses
Thousands of accesses	2011	2012	2013	% Var 11/12	% Var 12/13
Telefónica Czech Republic
Fixed telephony accesses (1)	1,581.9	1,499.9	1,389.3	(5.2)%	(7.4)%
Naked ADSL	237.4	285.9	324.9	20.4%	13.7%
VoIP	52.1	76.7	86.4	47.2%	12.7%
Internet and data accesses	970.6	1,016.1	985.0	4.7%	(3.1)%
Narrowband	100.7	87.6	75.1	(13.1)%	(14.3)%
Broadband	839.6	899.4	882.9	7.1%	(1.8)%
Other	30.3	29.1	27.1	(4.0)%	(6.8)%
Mobile accesses	4,941.7	5,082.9	5,101.5	2.9%	0.4%
Pre-Pay	1,892.4	1,891.1	1,866.1	(0.1)%	(1.3)%
Contract (2)	3,049.3	3,191.7	3,235.4	4.7%	1.4%
Pay TV	135.6	141.4	156.0	4.3%	10.3%
Final Clients Accesses	7,629.8	7,740.3	7,631.8	1.4%	(1.4)%
Wholesale Accesses	144.1	159.9	170.4	11.0%	6.6%
Total Accesses	7,773.9	7,900.1	7,802.2	1.6%	(1.2)%
(1) Basic Fix Line (including Public Use Telephony) x1, RDSI primary access, Digital Accesses 2/6x30. Includes internal use, VOIP and Naked ADSL.
(2) In the first quarter of 2013 114 thousand inactive customers were disconnected.

Accesses
Thousands of accesses	2011	2012	2013	% Var 11/12	% Var 12/13
Telefónica Slovakia
Mobile accesses	1,164.1	1,354.2	1,539.5	16.3%	13.7%
Pre-Pay	666.1	694.9	765.6	4.3%	10.2%
Contract	498.0	659.3	773.9	32.4%	17.4%
Total Accesses	1,164.1	1,354.2	1,539.5	16.3%	13.7%

In 2013, Telefónica Czech Republic launched the "Free" and "Vario" tariffs, a new tariff portfolio, which includes unlimited on net calls and SMS and a higher data focus, in response to customer demand for a simpler and transparent offer. Furthermore, these tariffs are supporting the company´s simplification process by completely eliminating handset subsidy.

Along 2013, Telefónica Europe's portfolio was restructured through the sale of operations in the Czech Republic, which was closed in January 2014 after obtaining regulatory approval.

Telefónica Czech Republic and Telefónica Slovakia participated in auctions of 4G spectrum in the last quarter of 2013, acquiring the frequencies needed to rollout its next generation LTE network. As a result, Telefónica Czech Republic acquired 2 blocks in the 800 MHz bandwidth and subsequently acquired 3 blocks in the 1800 MHz bandwidth and 4 blocks in the 2600 MHz bandwidth. The total amount paid for these frequencies was 108 million euros. Telefónica Slovakia acquired frequencies in the 800 MHz and 1800 MHz bandwidths, in order to permit the company to construct a high-speed and quality LTE network, for 40 million euros.

Accesses in the Czech Republic declined 1.2% year-on-year in 2013 due to the declines in fixed telephony accesses. The mobile customer base stood at 5.1 million accesses at the end of the year, up 0.4% year-on-year, driven by the rise in contract customers (1.4% despite the disconnection of 114 thousand inactive contract mobile customers in the first quarter of 2013 in Czech Republic), which now represent 63% of the total (+1 percentage points year-on-year). In Slovakia, the growth in accesses continued, especially in the contract segment due to the success of the tariffs focused on high value customers.

Smartphone penetration grew 11 p.p. year-on-year, to reach 25% at the end of 2013.

The highlights of operating performance in the fixed telephony businesses are as follows:

•
Retail broadband accesses amounted to 883 million, year-on-year decrease of 1.8% (net annual loss of 16.6 thousand accesses). VDSL continued its positive trend, and 362 thousand clients have already subscribed to this service, representing 39% of the xDSL customer base.

•	Pay TV accesses stood at 156 thousand at the end of 2013, a year-on-year increase of +10.3%, evidencing the success of the new O2 TV proposal leveraged on the new IPTV platform.

Results
Millions of euros				% Var 11/12		% Var 12/13
Telefónica Czech Republic	2011	2012	2013	€	LC	€	LC
Revenues	2,130	2,010	1,818	(5.7)%	(3.7)%	(9.5)%	(6.8)%
Wireless Business	1,211	1,159	1,038	(4.3)%	(2.5)%	(10.4)%	(8.0)%
Service revenues	1,145	1,097	960	(4.2)%	(2.4)%	(12.5)%	(10.1)%
Wireline Business	919	851	780	(7.4)%	(5.4)%	(8.3)%	(5.2)%
OIBDA	931	832	754	(10.6)%	(8.7)%	(9.4)%	(6.6)%
OIBDA Margin	43.7%	41.4%	41.5%	(2.3) p.p.	−	0.1 p.p.	−
CapEx	229	248	218	8.6%	10.4%	(12.1)%	(9.4)%
OpCF (OIBDA - CapEx)	702	584	536	(16.9)%	(15.0)%	(8.3)%	(5.5)%

2013 Results

Czech Republic and Slovakia revenues stood at 1,818 million euros, falling 9.5% year-on-year in reported terms and 6.8% year-on-year in local currency. Mobile service revenue totaled 960 million euros (-12.5% year-on-year in reported terms and -10.1% year-on-year in local currency) mainly reflecting the weaker consumption in all segments and the cuts to the mobile termination rates (which contributed 6.5 percentage points to the year-on-year drop). Excluding these cuts, the decline in mobile service revenues was 3.6% year-on-year.

In Slovakia, mobile service revenues showed solid growth (+5.5% year-on-year) and reached 190 million euros.

Fixed telephony revenues totaled 780 million euros (-5.2% year-on-year), mainly due to the pressure on fixed ARPUs and IT revenues.

OIBDA declined 9.4% year-on-year in reported terms and 6.6% year-on-year in local currency to 754 million euros. Revenue performance was the main reason for this decline, since efficiency measures for costs were already in place, both in commercial areas and non-commercial areas, with personnel costs (excluding restructuring costs) undergoing a significant decrease due to the reduction in the headcount. In 2013, the Company also recorded a non-recurrent gain from the compensation from T-Mobile for Telefónica´s contribution to network sharing partnership of 25 million euros.

2012 Results

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

In Slovakia, service revenues continued to show a solid growth (+8.1% year-on-year) and reach 208 million euros.

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

•	Wholesale services: Telefónica has signed network usage agreements with several MVNOs in different countries.

•	Corporate services: Telefónica provides business solutions, including mobile infrastructure in offices, private networking and portals for corporate customers that provide flexible online billing.

•	Roaming: Roaming agreements allow Telefónica customers to use their mobile handsets when they are outside their service territories, including on an international basis.

•	Fixed wireless: Telefónica provides fixed voice telephony services through mobile networks in Brazil, Venezuela, Argentina, Peru, Mexico, Ecuador, El Salvador, Guatemala and Nicaragua.

•	Trunking and paging: Telefónica provides digital mobile services for closed user groups of clients and paging services in Spain and most operations in Latin America.

Fixed business

The principal services Telefónica offers in its fixed businesses in Europe and Latin America are:

•
Traditional fixed telecommunication services: Telefónica’s principal traditional fixed telecommunication services include PSTN lines; ISDN accesses; public telephone services; local, domestic and international long-distance and fixed-to-mobile communications services; corporate communications services; supplementary value-added services (including call waiting, call forwarding, voice and text messaging, advanced voicemail services and conference-call facilities); video telephony; business oriented value-added services; intelligent network services; leasing and sale of handset equipment; and telephony information services;

•
Internet and broadband multimedia services: the principal Internet and broadband multimedia services include Internet service provider service; portal and network services; retail and wholesale broadband access through ADSL, naked ADSL (broadband connection without the monthly fixed line fee); narrowband switched access to Internet for universal service, and other technologies. Telefónica also offers high-speed Internet services through fiber to the home (FTTH) in certain markets (primarily Spain, Brazil and Chile) and VDSL-based services (primarily Spain, Czech Republic and Germany). We also offer VoIP services in some markets;

•
Data and business-solutions services: the data and business-solutions services principally include leased lines; virtual private network, or VPN, services; fiber optics services; the provision of hosting and application, or ASP, service, including web hosting, managed hosting, content delivery and application, and security services; outsourcing and consultancy services, including network management, or CGP; and desktop services and system integration and professional services; and

•
Wholesale services for telecommunication operators: the wholesale services for telecommunication operators principally include domestic interconnection services; international wholesale services; leased lines for other operators’ network deployment; and local loop leasing under the unbundled local loop regulation framework). It also includes bit stream services, bit stream naked, wholesale line rental accesses and leased ducts for other operators’ fiber deployment.

Digital services

The main highlights in services developed by Telefónica Digital in 2013 are:

•
Video/TV services: IPTV services (internet protocol), over-the-top network television services, and cable and satellite TV. In certain markets, advanced pay TV services are offered, such as high-definition TV (HDTV), Multiroom (allowing clients to watch different TV channels in different rooms) and Digital Video Recording (DVR);

•
M2M that includes both M2M connectivity services and end-to-end products in different countries. Especially noteworthy is the significant success of in-house developments, as the smart M2M solution, which enables smart meter communications services;

•	e-Health services or telecare, that allows tele-assistance through connectivity services to chronic patients and other eHealth services;

•	Financial services and other payment services: allow customers to make transfers, payments and mobile recharges among other transactions through prepay accounts or bank accounts;

•	Security services: such as “Latch” which allows consumers to remotely “switch their digital services on and off”; and

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

The strategic alliance agreement between us and China Unicom terminates on September 6, 2012, subject to automatic annual renewal, subject to either party’s right to terminate on six months’ notice. Also, the strategic alliance agreement may be terminated by China Unicom if our shareholding in China Unicom drops below 5% of its issued share capital or if China Unicom’s shareholding in us drops below 0.5% of our issued share capital. In addition, the strategic alliance agreement is subject to termination in the event either party is in default and automatically terminates on a change in control of China Unicom.

On January 28, 2011, China Unicom completed its acquisition of 21,827,499 Telefónica shares.

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

Telecom Italia

Through a series of transactions from 2007 through 2009, we acquired an indirect holding of 10.49% in the voting shares of Telecom Italia (7.21% of the dividend rights) through our holdings in Telco. As of the date of this Annual Report, due to the September 2013 transaction, indirect holding in its capital stock amounts to 10.46% in the voting shares (10.28% of the dividend rights).

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

Regulation

Please see Appendix VII to our Consolidated Financial Statements.

Licenses and Concessions

Please see Appendix VII to our Consolidated Financial Statements.

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

Roaming Agreements

Various of our subsidiaries have entered into roaming agreements with Iranian telecommunication companies. Pursuant to such roaming agreements our subsidiaries’ customers are able to roam in the particular Iranian network (outbound roaming) and customers of such Iranian operators are able to roam in our relevant subsidiary’s network (inbound roaming). For outbound roaming, our subsidiaries pay the relevant Iranian operator roaming fees for use of its network by our customers, and for inbound roaming the Iranian operator pays the relevant subsidiary roaming fees for use of its network by its customers.

Our subsidiaries were party to the following roaming agreements with Iranian telecommunication companies in 2013:

(1)
Telefónica Móviles España (“TME”), our Spanish directly wholly-owned subsidiary, has respective roaming agreements with (i) Mobile Telecommunication Company of Iran (“MTCI”), (ii) MTN Irancell (“Irancell”), and (iii) Taliya (“Taliya”).

During 2013, TME recorded the following revenues related to these roaming agreements: (i) 386,817.93 euros from MTCI, (ii) 741.69 euros from Irancell, (iii) none from Taliya.

TME also holds a Roaming Hub agreement through its 55% directly-owned subsidiary, Link2One, a.e.i.e. (“L2O”). Under this agreement, L2O provides a roaming hub service to Irancell enabling the latter to maintain a relationship with other members of the hub. Some members of the hub are also entities of the Telefónica Group. Under this roaming hub service, for 2013, L2O has billed Irancell 114,764 euros.

(2)
Telefónica Germany GmbH & Co. OHG (“TG”), our German 76.83% indirectly-owned subsidiary, has a roaming agreement with MTCI. TG recorded 147,319.39 euros in roaming revenues under this agreement in 2013.

(3)	Telefónica Ireland Limited (“TIR”), our Irish directly wholly-owned subsidiary, has a roaming agreement with MTCI. TIR recorded 1,558.66 euros in roaming revenues under this agreement in 2013.

(4)	Telefónica UK Ltd (“TUK”), our English directly wholly-owned subsidiary, has a roaming agreement with Irancell. TUK recorded 840.41 euros in roaming revenues under this agreement in 2013.

(5)
Pegaso Comunicaciones y Sistemas, S.A. de C.V. (“PCS”), our Mexican directly wholly-owned subsidiary, has a roaming agreement with Irancell. PCS recorded 62.99 U.S. dollars in roaming revenues under this agreement in 2013.

(6)
Telefónica Argentina, S.A. and Telefónica Móviles Argentina, S.A. (together TA), our Argentinean directly wholly-owned subsidiaries, have a roaming agreement with Irancell. TA recorded 65.89 U.S. dollars in roaming revenues under this agreement in 2013.

(7)
Telefónica Celular de Nicaragua, S.A. (“TCN”), our Nicaraguan 60% indirectly-owned subsidiary, has a roaming agreement with Irancell. TCN recorded 12.65 U.S. dollars in roaming revenues under this agreement in 2013.

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

Pursuant to this agreement, both companies interconnect their networks to allow for international exchange of traffic. TIWS recorded 13,252 euros in revenues under this agreement in 2013. The net profit recorded by TIWS pursuant to this agreement did not exceed such revenues.

The purpose of this agreement is to allow exchange of international traffic. Consequently, we intend to continue maintaining this agreement.

C. Organizational Structure

See “—History and Development of the Company” and “—Business Overview.”

D. Property, Plant and Equipment

Our central headquarters for the Telefónica Group are located in “Distrito Telefónica,” in Madrid, Spain.

Fixed Networks

We own fixed networks in Spain, Latin America and Europe, having an incumbent role in Spain, Argentina (the greater Buenos Aires metropolitan area and the southern portion of the country), Brazil (São Paulo), Chile, Peru and Colombia.

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

•	progressive migration of the legacy time division multiplexing (TDM) switching networks (PSTN and ISDN) to new generation network (NGN) over all-IP packet networks;

•
migration from legacy transport technologies, such as asynchronous transfer mode (ATM), frame relay (FR), low-rate leased lines, plesiochronous digital hierarchy (PDH) and synchronous digital hierarchy (SDH), to the new generation of optical transport ones, such as dense wavelength division multiplexing (DWDM), and coarse wavelength division multiplexing (CWDM);

•	introduction of IMS (Internet Multimedia Subsystem) in majority of countries to simplify the control of the network and ease the deployment of new services over the all-IP converged network;

•	empowerment of the intelligence of the network to better manage its use, to avoid saturations and frauds and to identify new business opportunities;

•	convergence of fixed and mobile networks, services and support systems from both technological and operational points of view; and

•	deployment of new services such as pay TV, to customers connected through broadband accesses. IPTV in Spain, Germany, Chile and Brazil; VoD in majority of OBs.

Mobile Networks

We operate mobile networks in Spain, the United Kingdom, Germany, Brazil, Argentina, Venezuela, Chile, Peru, Colombia, Mexico, Guatemala, Panama, El Salvador, Nicaragua, Costa Rica, Ecuador and Uruguay.

We use a number of mobile technologies in the countries in which we operate, namely: GSM and UMTS in Spain, the United Kingdom, Germany, and Latin America; and LTE in Germany, Spain, UK, Brazil, Colombia, and Chile. We continue the work of upgrading our mobile networks in line with market trends, the demand of new services from customers and the evolution of technologies. The main steps we are currently taking include:

•	introduction of broadband into mobile access using technologies such as UMTS, HSDPA, HSUPA,HSPA+ and LTE;

•	deployment of new services such as mobile VoD and distribution services for next generation music, video and games;

•	exploration of the adequacy of new technologies such as HSPA and LTE to provide mobile accesses with increased bandwidth, in particular:

−              HSPA: we have been committed to the deployment of this technology in countries in which we have a presence and we have extended our coverage across all of our networks, expanding this to HSPA+ in the majority of the urban/suburban areas, and we have increased the capacity of the network by upgrading the network technology to the latest available releases of 3GPP standards;

−              LTE: together with main vendors and sharing experience with other operators, we have extensively analyzed the opportunities that LTE will bring, as 4G mobile technology is used to complement current network technology by creating higher capacity at lower relative cost by user/traffic unit. In this regard, during 2013 we have extended the commercial operations with this technology in Germany, and started to offer commercial service in Spain, UK, Brazil, Colombia, and Chile, while we have continued extensive trials in other countries in Latin America with the objective of launching LTE services during 2014 in more countries; and

−              convergence of fixed and mobile networks, services and support systems from both technological and operational points of view.

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

As of January 1, 2012, the Telefónica Group’s consolidated segment results are reported in accordance with the organizational structure approved in September 2011, based on two regional business units, Telefónica Latin America and Telefónica Europe.

The Telefónica Latin America and Telefónica Europe regional business units include all businesses pertaining to wireline, wireless, cable, data, internet, television businesses and other digital services, in accordance with each location. “Other and eliminations" includes the companies belonging to the global business units Telefónica Digital and Telefónica Global Resources, the Atento business up to the date of divestment (see Note 2), other Group companies and eliminations in the consolidation process.

From January 1, 2013, Tuenti is included in the consolidation scope of T. Europe. In 2012 and 2011, it was included in “Other and eliminations”. Consequently, the results of T. Europe and "Other and eliminations" have been revised to include Tuenti for 2012 and 2011. This change does not have any impact on Telefónica’s consolidated results for 2012 and 2011.

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

The following table provides a reconciliation of our OIBDA to operating income for the periods indicated.

Year ended December 31,
Millions of euros	2011	2012	2013
Operating income before depreciation and amortization	20,210	21,231	19,077
Depreciation and amortization expense	(10,146)	(10,433)	(9,627)
Operating income	10,064	10,798	9,450

The following tables provide a reconciliation of OIBDA to operating income for us and each of our business areas for the periods indicated.

2013
Millions of euros	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
Operating income before depreciation and amortization	9,439	9,917	(279)	19,077
Depreciation and amortization expense	(4,634)	(4,706)	(287)	(9,627)
Operating income	4,805	5,211	(566)	9,450

2012
Millions of euros	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
Operating income before depreciation and amortization	11,103	10,228	(100)	21,231
Depreciation and amortization expense	(5,088)	(5,014)	(331)	(10,433)
Operating income	6,015	5,214	(431)	10,798

2011
Millions of euros	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
Operating income before depreciation and amortization	10,890	9,262	58	20,210
Depreciation and amortization expense	(4,770)	(5,081)	(295)	(10,146)
Operating income	6,120	4,181	(237)	10,064

Net financial debt and net debt

We calculate net financial debt by deducting the positive mark-to-market value of derivatives with a maturity beyond one year from the relevant balance sheet date and other interest-bearing assets (each of which are components of non-current financial assets in our consolidated statement of financial position), current financial assets and cash and cash equivalents from the sum of (i) current and non-current interest-bearing debt (which includes the negative mark-to-market value of derivatives with a maturity beyond one year) and (ii) other payables (a component of non-current trade and other payables in our consolidated statement of financial position). We calculate net debt by adding to net financial debt those commitments related to workforce reduction. We believe that net financial debt and net debt are meaningful for investors because they provide an analysis of our solvency using the same measures used by our management. We use net financial debt and net debt to calculate internally certain solvency and leverage ratios used by management. Neither net debt nor net financial debt as calculated by us should be considered an alternative to gross financial debt (the sum of current and non-current interest-bearing debt) as a measure of our liquidity.

The following table provides a reconciliation of our net financial debt and net debt to gross financial debt at the dates indicated:

Millions of euro	12/31/2013	12/31/2012	12/31/2011
Non-current interest-bearing debt	51,172	56,608	55,659
Current interest-bearing debt	9,527	10,245	10,652
Gross financial debt	60,699	66,853	66,311
Other non-current payables	1,145	1,639	1,583
Other current payables	99	145	−
Non-current financial assets	(4,468)	(5,605)	(4,830)
Current financial assets	(2,117)	(1,926)	(2,625)
Cash and cash equivalents	(9,977)	(9,847)	(4,135)
Net financial debt	45,381	51,259	56,304
Net commitments related to workforce reduction	2,270	2,036	1,810
Net debt	47,651	53,295	58,114

Significant Factors Affecting the Comparability of our Results of Operations in the Periods Under Review

Please see “Comparative information and main changes in the consolidation scope” in Note 2 to our Consolidated Financial Statements.

Significant Changes in Accounting Policies

Please see Note 3(n) to our Consolidated Financial Statements.

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

We consider an accounting estimate to be critical if:

•	it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate; and

•	changes in the estimate or different estimates that we could have selected may have had a material impact on our financial condition, results of operations or cash flows.

The various policies that are important to the portrayal of our financial condition, results of operations and cash flows include:

•	accounting for long-lived assets, including goodwill;

•	deferred taxes;

•	provisions; and

•	revenue recognition.

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

Operating Environment

Our results of operations are dependent, to a large extent, on the level of demand for our services in the countries in which we operate. Demand for services in those countries is affected by the performance of their respective economies, particularly household private consumption, but also gross domestic product, or GDP, inflation, or CPI, external accounts and unemployment rates.

During the second half of 2013, global activity picked up and recent developments suggest that this process may consolidate along 2014. The Euro Area is showing signes of turning the corner from recession to recovery due to the improvement of internal demand, which is true for all the countries but especially for Spain and the United Kingdom. In Latin America, economic growth in 2014 is expected to be broadly in line with 2013, with tighter economic policies offseting the possible benefits of a more favorable external environment. We expect this to have a positive impact on Telefónica’s services in 2014.

Operating environment by country

● Spain

In 2013, Spanish GDP contracted by 1.2% (Spanish National Institute of Statistics estimates), compared with a positive average annual growth rate of 3.6% in the period 1998 through 2008 and a contraction on average of 1.4% in 2009-2012.

This performance was explained by a contraction of internal demand, though household consumption decreased 2.6% according to Consensus Forecast’s (an independent research firm) estimates (CFe) in 2013 compared with an annual rate of -1.9% during 2009-12 and compared with average growth of 3.6% during the period 1998 through 2008.

Investment contracted at an annual rate of 6.3% (CFe) during 2013 after a 8.8% decline on average in 2009-12, compared with average annual growth of 5.6% during the period 1998 through 2008. Inflation was 0.3% in 2013, compared with 3.0% and 2.4% in 2012 and 2011, respectively.

The current account surplus for 2013 reached 1.1% of GDP (CFe), compared with a - 1.1% of GDP in 2012 and -6.3% on average in 2008 through 2010.

The unemployment rate reached 26.0% at the end of 2013, higher than the average rates of 21.2% in 2009-12.

● United Kingdom

In 2013, the British economy, measured in terms of GDP, grew by 1.9% compared with a growth rate of 0.3% in 2012 and 1.1% in 2011.

Fixed capital investment decreased by 2.4%, compared with an increase of 0.7% in 2012. Private consumption increased by 2.0%, compared with a 1.5% in 2012, a contraction of 0.4% in 2011 and a positive growth rate of 1.0% in 2010.

The CPI increased by 2.0% in 2013, compared with 2.7% in 2012 and 4.2% in 2011.

The unemployment rate reached 7.7% in 2013 (CFe), compared with an average annual rate of 8.0% in 2012 and 8.1% in 2011.

● Germany

In 2013, the German economy grew 0.5%, after growing 0.7% in 2012 and 3.3% in 2011.

Lower growth in 2013, as compared to 2010 and 2011, was due to the negative contribution of the external sector to GDP growth (exports increased just 0.6% (CFe) while imports grew 1.3%). Because of this, the current account balance reached 6.9% in 2013, from 7.0% of GDP in 2012.

Inflation was 1.4% in 2013, compared with 2.0% in 2012 and 2.1% in 2011. At the end of 2013, the unemployment rate stood at 6.9%, compared with 6.8% in 2012 and 7.1% in 2011.

● Czech Republic

The Czech economy contracted 1.3% in 2013 (CFe), after contracting 0.9% in 2012 and growing 1.8% in 2011. Private consumption contracted 0.3% in 2013 and 2.1% in 2012, after expanding 0.5% in 2011.

Inflation as measured by the CPI, was 1.4% in 2013, less than the 2.4% growth in 2012 and 2011. It is still far from Czech Central Bank objective (2%) and similar to the 1.2% level reached in 2009.

The current account had a 1.9 billion euros deficit, lower than the 3.7 billion euros deficit recorded in 2012 (4.3 billion euros deficit in 2011). Net foreign direct investment surplus was almost 1.0 billion euros in 2013. This surplus is lower than the surplus accounted in 2012 (7.4 billion euros) and then that accounted for in 2011 (3.0 billion euros).

The Czech crown depreciated against the Euro almost 10% in 2013 (due to a Central Bank FX intervention strategy that began in November 2013), compared with an appreciation of 2.8% in 2012.

● Brazil

Brazilian GDP increased approximately 2.0% in 2013, following increases of 1.0% and 2.7% in 2012 and 2011, respectively. Investments reversed entirely the reduction of 4.0% in 2012, increasing by approximately 7.0% in 2013, according to the Brazilian Geography and Statistics Institute.

Inflation, as measured by the CPI, increased by 5.9% in 2013 (above the inflation target established by the Brazilian Central Bank of 4.5%, but within its range of tolerance), compared to 5.8% in 2012 and 6.5% in 2011. Due to increasing inflation, the basic interest rate, the Special Clearance and Escrow System rate (Selic rate), was raised from 7.25% at the end of 2012 to 10% at the end of 2013.

The current account deficit reached 81.4 billion U.S. dollars in 2013, compared to 54.2 billion U.S. dollars in 2012 and 52.5 billion U.S. dollars in 2011. This deficit observed in 2013 was partially financed by capital inflows, such as foreign direct investments, of 66.0 billion U.S. dollars, and portfolio investments, of 34.4 billion U.S. dollars. Due to other investment outflows of 20.6 billion U.S. dollars, international reserves decreased by 2.8 billion U.S. dollars in 2013, to a level of 375.8 billion U.S. dollars.

With the worsening of most domestic economic data, especially those regarding government accounts, the country risk increased. The J.P. Morgan Emerging Markets Bond Index Plus (EMBI + Brazil) reached 224 basis points at the end of 2013, down from 142 basis points at the end of 2012 and 223 basis points at the end of 2011.

As the global economic environment became more challenging, the exchange rate continued to depreciate. The Brazilian real depreciated against the U.S. dollar by 14.6% in 2013, reaching an exchange rate of 2.34 reais per 1 U.S. dollar on December 31, 2013, compared to 2.04 reais per 1 U.S. dollar on December 31, 2012 and to 1.88 reais per 1 U.S. dollar at the end of 2011.

● Mexico

Mexico’s real GDP increased by an estimated 1.8% in 2013, compared with a 3.7% and 4.0% growth in 2012 and 2011, respectively.

Inflation, as measured by the CPI, was 4.0% at December 2013 compared with 3.6% at December 2012, above the Mexican Central Bank’s target of 3% but inside its tolerance range of 2% to 4%.

Despite the harsh economic downturn suffered in 2009, during 2013 the aggregate demand in Mexico has shown a stabilizing trend that began in 2010. Indeed, exports have increased by more than 2.2%, private consumption by almost 2.6% and investment by 1.0% compared with 2012.

The current account balance posted an expected deficit of 20.5 billion U.S. dollars in 2013, compared with 14.6 billion U.S. dollars in 2012 (1.6% and 1.2% of the GDP, respectively).

At December 31, 2013, the exchange rate relative to the U.S. dollar was 13.08 Mexican pesos to the U.S. dollar (12.87 and 13.95 at December 31, 2012 and 2011 respectively).

● Venezuela

Venezuelan GDP increased approximately 1.1% in 2013 (CFe), following an increase of 5.6% in 2012 and an increase of 4.2% in 2011. The best results were observed in non-oil activity, which rose 1.7% during the first three quarters of 2013. In the same period, private consumption increased 4.3% (compared with an expansion of 7.0% in 2012 and an expansion of 4.0% in 2011) despite higher inflation, mainly due the expansion in public consumption.

At the end of September 2013, investment showed a 9.1% decline (growth of 24.1% in 2012 and 15.2% in 2011), public consumption grew 3.2% (growth of 6.3% in 2012 and 5.9% in 2011), exports decreased 6.1% (increase of 1.6% in 2012 and 4.7% in 2011), and imports decreased 6.0% (increase of 24.4% in 2012 and 15.4% in 2011).

In terms of inflation, the national CPI rose to 56.2% in 2013, 20.1% in 2012 and 27.6% in 2011. Venezuela continues to have the highest inflation rate in Latin America.

The unemployment rate reached 7.5% at the end of 2013, 7.8% at the end of 2012 and 8.2% at the end of 2011.

Through September 2013, the external accounts experienced a negative impact as a result of the downfall of oil prices and oil production that overcame the decrease in imports, with the current account surplus decreasing to 7.5 billion U.S. dollars in September 2013, compared with 11.0 billion U.S. dollars in 2012 and 24.4 billion U.S. dollars in 2011.

Additionally, the capital account deficit reached 7.8 billion U.S. dollars in September 2013, compared with deficits of 8.8 billion U.S. dollars in 2012 and 24.8 billion U.S. dollars in 2011. This performance diminished the Venezuelan Central Bank’s stock of international reserves to 21.4 billion U.S. dollars at the end of 2013 (Central Bank of Venezuela).

● Chile

Chilean GDP increased by an estimated 4.0% in 2013. Economic activity slowed down after growing at annual rates around 6% in the previous three years. This slowing was mainly a result of a decrease in mining investment due to a downward sloping copper prices expected path, the already achieved earthquake reconstruction goals, tighter external financial conditions and a strong reduction of inventories.

The unemployment rate decreased from 6.5% in 2012 to 5.9% in 2013, while the labor market remained tight during the year, with wages rising at higher rates.

Inflation, measured by CPI, reached 3.0% in 2013 compared with 1.5% in 2012 and 4.4% in 2011. Inflation gained momentum as the local currency depreciated and also due to a negative climate impact (production food was affected by frost in winter), which caused temporary supply shortages of certain kinds of food. Nevertheless, inflation closed the year at the Chilean Central Bank’s target inflation rate (3%).

The Chilean Central Bank reduced its interest key rate 25 basis points twice during the year (to 4.5%) in response to less dynamic economic activity and a subdued inflation. The Monetary Policy Rate closed at 4.5% in 2013. The fiscal deficit reached 0.6% of GDP, compared to a surplus 0.6% in 2012 and 1.3% in 2011. Trade balance surplus diminished from 3.4 billion U.S. dollars in 2012 to 2.4 billion U.S. dollars in 2013 due to lower terms of trade and a decline in the demand for exports, both caused by the global slowdown.

At the end of 2013, the nominal exchange rate was 523.8 Chilean Pesos per U.S. dollar, reflecting a year-over-year Chilean Peso depreciation of 9.4%. The exchange rate performance in 2013 was mainly explained by changes in local and global economic conditions, with global conditions becoming less favorable for emerging economies.

● Argentina

Argentina’s GDP grew by an estimated 4.7% in 2013. This data is much lower than the average annual growth rates of approximately 8.5% achieved from 2003 through 2008, and more in line with the 2009 to 2012 average of 5.3%.

The Argentine peso depreciated 32.6% relative to the U.S. dollar, closing at 6.34 Argentine pesos per U.S. dollar at the end of 2013 compared with 4.88 Argentine pesos per U.S. dollar at the end of 2012 and 4.39 Argentine pesos per U.S. dollar at the end of 2011.

The official CPI increased 11.0% in 2013 (compared with 10.8% in 2012 and 9.5% in 2011).

The expected current account deficit of 2.8 billion U.S. dollars in 2013 is the highest deficit in the last decade. The trade balance contributed significantly to this result, since exports increased 4.1%, in contrast with the 9.2% increase in imports during the year. Economic conditions affected the unemployment rate negatively, which increased to 7.4% in 2013 from 7.2% in 2012 and 6.7% in 2011.

● Colombia

During 2013, the economy showed strong growth which remained supported by private consumption and good performance of investments (with the recovery of construction and better dynamism of civil construction works). However, exports showed a slight slowdown as a result of lower external demand and some supply shocks (e.g., a drop in coal exports) and industrial production remained weak throughout the year. Analysts forecast GDP to grow nearly 4.0% at the end of 2013 (compared with 4.2% at the end of 2012).

Employment during 2013 showed a significant recovery. The unemployment rate averaged 9.6% in 2013 compared to 10.4%, 10.8% and 11.8% in 2012, 2011 and 2010 respectively.

At the end of the third quarter of 2013, the balance of payments registered a current account deficit of 9.3 billion U.S. dollars, 3.4% of GDP year to date as of September 2013, compared with 3.3% of GDP in 2012, and 2.9% in 2011 (Colombian Central Bank). The current account deficit in 2013 continued to be funded by the surplus in the capital account through higher foreign direct investment inflows and portfolio investment. This resulted in a financial account surplus of 15.0 billion U.S. dollars (5.5% of GDP year to date as of September 2013, compared with 4.5% and 4.1% of GDP in 2012 and 2011 respectively).

Amid expectations of withdrawal of monetary stimulus by the Federal Reserve in the United States the Colombian peso depreciated 9.0% during 2013 against the U.S. dollar (closing the year at 1,926.8 Colombian pesos per one U.S. dollar). The inflation rate was 1.9% at the end of 2013, compared with 2.4% and 3.7% at the end of 2012 and 2011, respectively.

● Peru

After three years of strong GDP growth (6.3% in 2012, 6.9% in 2011 and 8.8% in 2010), the Peruvian economy slowed down to a growth of 5.0%, under its potential growth. Strong private consumption performance (around 5.2%), and exports recovery were partially offset by significant slowdown in private investment. Primary sectors and non-primary industrial production showed a significant deceleration throughout the year, while services, commerce and construction sustained a strong pace of growth.

Consumer prices, as measured by the CPI, increased by 2.9% in 2013, within the range of the Peruvian Central Bank’s target, compared with 2.7% in 2012 and 4.7% in 2011. The Peruvian Central Bank cut its interest key rate by 25 basis points to 4.0% in November.

Despite the positive fiscal impulse, the government budget surplus was approximately 1.0% GDP in 2013, compared with a fiscal surplus of 2.1% in 2012 and 2.0% in 2011.

In the foreign exchange market, the Peruvian Nuevo Sol weakened 9.6% against the U.S. dollar in 2013, reaching 2.80 Peruvian Nuevo Sol per U.S. dollar at the end of the year, compared with an appreciation of 5.4% against the U.S. dollar in 2012, and 4.0% in 2011. Long-term capital inflows boosted international net reserves, reaching 65.7 billion U.S. dollars, compared with 64.0 billion U.S. dollars in 2012 and 48.8 billion U.S. dollars in 2011.

Country risk, measured by the J.P. Morgan Emerging Markets Bond Index (EMBIG Peru), rose 60 basis points to 177 basis points, in 2013. Long-term sovereign debt is currently investment grade rated by Fitch, Standard and Poor’s and Moody’s rating agencies.

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

We estimate that in 2013 variations in currencies decreased our cash flows and cash balance by approximately 1,468 million euros and decreased our consolidated revenues by approximately 7.5%. Currency fluctuations can also have a significant impact on our statement of financial position, particularly equity attributable to equity holders of the parent, when translating the financial statements of subsidiaries located outside the Eurozone into euro. For example, in 2013 equity attributable to equity holders of the parent decreased by 5,691 million euros due to the translation of the financial statements of our foreign subsidiaries, principally due to the depreciation of the Brazilian real, the bolivar fuerte and the Argentine peso, relative to the euro.

On January 24, 2014 the Venezuelan government announced a change in the currency exchange system. It does not impact the Consolidated Financial Statements (see Note 23 of our Consolidated Financial Statements).

We estimate that in 2012 variations in currencies decreased our cash flows and cash balance by approximately 382 million euros and increased our consolidated revenues by approximately 0.1%. Currency fluctuations can also have a significant impact on our statement of financial position, particularly equity attributable to equity holders of the parent, when translating the financial statements of subsidiaries located outside the Eurozone into euro. For example, in 2012 equity attributable to equity holders of the parent decreased by 1,278 million euros due to the translation of the financial statements of our foreign subsidiaries, principally due to the depreciation of the Brazilian real relative to the euro.

On February 8, 2013, the Venezuelan government announced its intention to devalue the bolivar fuerte from 4.3 bolivares fuertes per U.S. dollar to 6.3 bolivares fuertes per U.S. dollar, this decision affected the estimates made by the Group on the liquidation value of the net foreign currency position related to investments in Venezuela, which translates to an approximate pre-tax loss of 438 million euros on our 2012 financial results.

We estimate that in 2011 variations in currencies decreased our cash flows and cash balance by approximately 169 million euros and decreased our consolidated revenues by approximately 0.7%. In 2011 equity attributable to equity holders of the parent decreased by 897 million euros due to the translation of the financial statements of our foreign subsidiaries, principally due to the depreciation of the pound sterling and Brazilian real relative to the euro.

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

	2011(1)	2012(1)	2013(1)	% change 2011 to 2012	% change 2012 to 2013
	Average	Average	Average	Average	Average
Pound Sterling	0.87	0.81	0.85	(6.90)%	4.94%
U.S. Dollar	1.40	1.29	1.33	(7.86)%	3.10%
Brazilian Real	2.33	2.50	2.85	7.30%	14.00%
Argentine Peso	5.74	5.84	7.23	1.74%	23.80%
Peruvian Nuevo Sol	3.83	3.39	3.58	(11.49)%	5.60%
Chilean Peso	672.25	624.59	656.25	(7.09)%	5.07%
Mexican Peso	17.25	16.90	16.93	(2.03)%	0.18%
Bolivar fuerte (2)	5.56	5.67	8.69	1.98%	53.26%
Czech Crown	24.59	25.14	25.99	2.24%	3.38%
Colombian Peso	2,568.67	2,308.54	2,478.69	(10.13)%	7.37%
Guatemalan Quetzal	10.83	10.06	10.43	(7.11)%	3.68%
Source: Central treasury bank of the respective countries.

(1)	These exchange rates are used to convert the income statements of our subsidiaries from local currency to euro.
(2)	As Venezuela is considered a hyperinflationary country, the income statement from operations in Venezuela is accounted pursuant to the closing exchange rate of bolivar fuerte to euro.

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

	2011	2012	2013
(millions of euros)
Net cash from operating activities	17,483	15,213	14,344
Net cash used in investing activities	(12,497)	(7,877)	(9,900)
Net cash used in financing activities	(4,912)	(1,243)	(2,685)

For a discussion of our cash flows for the years ended December 31, 2011, 2012 and 2013, please see Note 20 to our Consolidated Financial Statements.

Anticipated Uses of Funds

Our principal liquidity and capital resource requirements consist of the following:

•	costs and expenses relating to the operation of our business;

•	debt service requirements relating to our existing and future debt;

•	capital expenditures for existing and new operations;

•	acquisitions of new licenses or other operators or companies engaged in complementary or related businesses; and

•	dividend, other shareholder remuneration, and pre-retirement payments.

In 2014, we expect to continue transforming our networks, evolving them towards all-IP hyper-connected networks, by investing in FTTx in key markets, and by expanding our mobile networks with LTE in most of our operations, and also with 3G. We also expect to continue investing in IT as a critical factor in our transformation. We will continue to invest in digital sources to take advantage of the opportunities in the digital markets. And we may also use funds to acquire new licenses engaged in complementary or related businesses in the digital world.

We also have liquidity requirements related to the costs and expenses relating to the operation of our business, financial investments, our payment of dividends, shareholder remuneration and pre-retirement payment commitments. In 2013 we had cash expenditures of: 1,464 million euros in connection with shareholder remuneration (in connection with payment of dividends on Telefónica shares and the acquisition of Telefónica treasury shares), 789 million euros principally in connection with commitments under pre-retirement plans and 84 million euros in connection with net financial investments.

We also have liquidity requirements related to debt service requirements in connection with our existing and future debt. At December 31, 2013, we had gross financial debt of 60,699 million euros compared with 66,853 million euros at December 31, 2012. For the amortization schedule of our consolidated gross financial debt at December 31, 2013 and a further description of financing activity in 2013, see “—Anticipated Sources of Liquidity” below. Our net financial debt decreased to 45,381 million euros at December 31, 2013, compared with 51,259 million euros at December 31, 2012. The decrease in net financial debt was mainly explained by our 2013 cash flow generation before spectrum payments of 6,890 million euros, the placement of undated deeply subordinated securities in the amount of 2,466 million euros (recorded as equity instruments), the lower valuation in euros of net financial debt in foreign currencies for an amount of 1,041 million euros and other factors totaling an additional 314 million euros of debt reduction, mainly including the decrease in the present value of obligations due to fixed rate derivative transactions. In contrast, factors contributing to increased debt in 2013 include spectrum payments (1,499 million euros), the payment of labor commitments mainly associated with early retirements (789 million euros), the payment of dividends (1,588 million euros), the provision of net financial assets in bolivar fuerte (873 million euros) and financial investments (84 million euros). For a reconciliation of net financial debt to gross financial debt (the sum of current and non-current interest-bearing liabilities), see “—Presentation of Financial Information—Non-GAAP financial information—Net financial debt and net debt”.

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

Financing

The following table shows the amortization schedule of our consolidated gross financial debt at December 31, 2013, as stated in euro. We may have exchange rate financial derivatives as instruments assigned to the underlying debt instruments. In 2013, the average cost of net debt, which we measure as net financial expense divided by our average net debt which, adjusted for exchange rate differences, was 5.34%. The table below includes the fair value of those derivatives classified as financial liabilities (negative mark-to-market) under IFRS (140 million euros classified as a current financial liability and 2,806 million euros as a non-current financial liability). The table does not include the fair value of derivatives classified as financial assets (positive mark-to-market) under IFRS (412 million euros classified as current financial assets and 2,667 million euros as non-current financial assets). For description of the liquidity risk we face, see Note 16 to our Consolidated Financial Statements, and for a description of our financial liabilities, see Note 13 to our Consolidated Financial Statements.

Millions of euros
	Current	Non-current
Maturity	2014	2015	2016	2017	2018	Subsequent years	Non-current total	Total
Debentures and bonds	6,053	3,380	6,223	4,705	4,610	17,109	36,027	42,080
Promissory notes & commercial paper	1,279	−	−	−	−	−	−	1,279
Other marketable debt securities	−	−	−	−	−	59	59	59
Total Issues	7,332	3,380	6,223	4,705	4,610	17,168	36,086	43,418
Loans and other payables	2,055	3,194	3,041	1,979	1,629	2,437	12,280	14,335
Other financial liabilities (Note 16)	140	228	301	251	573	1,453	2,806	2,946
TOTAL	9,527	6,802	9,565	6,935	6,812	21,058	51,172	60,699
Notes:
- Debentures and bonds 2014 maturities include 582 million euros of notes with an option of early repayment and no contractual obligation to be repaid.
- Estimated future interest payments as of December 31, 2013, on our interest-bearing-debt (not included above) are as follows: 2,296 million euros in 2014, 2,079 million euros in 2015, 1,865 million euros in 2016, 1,565 million euros in 2017, 1,232 million euros in 2018, and 7,534 million euros in subsequent years. With respect to floating rate debt, we estimate future interest payments as the forward rates derived from yield curves quoted for the different currencies on December 31, 2013.

During 2013, we obtained external financing in the form of borrowings of approximately 12,000 million euros. The financing activity in 2013 focused mainly on financing in advance debt maturing in 2014 and beyond, smoothing our debt maturity profile at the holding level for the following years while strengthening our liquidity position. Therefore, as of December 31, 2013, we believe we maintain an adequate liquidity position to accommodate 2014 and 2015 debt maturities.

For a description of our financing, see Note 13 to our Consolidated Financial Statements.

In 2014, through the date of this Annual Report, our debt issuances and principal financing arrangements consisted of:

•
On February 10, 2014, O2 Telefónica Deutschland Finanzierungs, GmbH issued seven-year notes in an aggregate principal amount of 500 million euros maturing on February 10, 2021, and with an annual interest rate of 2.375%. These notes are guaranteed by Telefónica Deutschland Holding, A.G.;

•
On February 18, 2014, Telefónica, S.A. signed a 3,000 million euros syndicated revolving credit facility maturing on February 18, 2019. This agreement entered into effect on February 25, 2014 cancelling the 3,000 million euros syndicated credit facility signed on July 28, 2010 and scheduled to mature in 2015; and

•
On March 12, 2014, Telefónica Emisiones, S.A.U. launched an issuance of two-year floating rate notes in an aggregate principal amount of 200 million euros. These notes are guaranteed by Telefónica, S.A. The settlement and closing date is schedule for execution on March 26, 2014.

Our borrowing requirements are not significantly affected by seasonal trends.

Availability of funds

At December 31, 2013, we have funds available, which include cash and cash equivalents and undrawn lines of credit, totaled 23,174 million euros.

For a description of our liquidity and undrawn lines of credit available at December 31, 2013, see Notes 12 and 13 to our Consolidated Financial Statements, and for a discussion of our liquidity risk management and our capital management, see Note 16 to our Consolidated Financial Statements.

Telefónica, S.A. is the parent company of the Telefónica Group and receives funding from its subsidiaries in the form of dividends and loans. Consequently, restrictions on the ability of the Group’s subsidiaries to transfer funds to Telefónica, S.A. in the form of cash dividends, loans or advances, capital repatriation and other forms would negatively affect our liquidity and thus our business.

Certain Latin American economies, such as Argentina and Venezuela, have experienced shortages in foreign currency reserves and their respective governments have adopted restrictions on the ability to transfer funds out of the country and convert local currencies into U.S. dollars. This may limit our ability to repatriate funds out of certain subsidiaries from such countries. However, regarding repatriation of funds to Spain, we have received 1,640 million euros from Latin American companies in 2013, of which 1,434 million euros was from dividends, 118 million euros was from intragroup loans (payment of interest and repayments of principal) and 88 million euros was from other items.

Credit Ratings

Our ability to use external sources of financing will depend in large part on our credit ratings. We believe that we are well-positioned to raise capital in financial markets. However, negative conditions in the financial markets or a downgrade of any of the ratings of our debt or the Kingdom of Spain’s debt by any of Fitch, Moody’s and/or Standard & Poor’s may increase the cost of our future borrowings or may make it more difficult to access the public debt markets. In connection with the credit rating agencies’ review of our debt ratings, the rating agencies may give considerable weight to general macroeconomic and political conditions (including sovereign credit rating prospects), the performance of our businesses in countries where we operate, our financial and shareholder remuneration policy, our M&A policy, our ability to integrate acquired companies and our ability to refinance debt.

In 2013, we have taken certain measures to protect our credit rating. These measures mainly include: intensive financing activity to extend the average debt maturity and accumulate liquidity; increasing retained cash by not paying out dividends in the first half-year and restating the dividend payment in November 2013; net disposals of treasury shares; agreements to sell our interests in certain Group companies (e.g. the Czech Republic and Ireland’s operators); and the issuance of undated deeply subordinated securities, which also enabled us to finance the acquisition of E-Plus, with no negative impact in our solvency.

Intragroup Loans

We lend funds to our operating subsidiaries, directly or through holding companies that head our different lines of business. At December 31, 2013, we had loans outstanding totaling 9,806 million euros (6,782 million euros at December 31, 2012) to companies in the Telefónica Group (including subsidiaries located in Latin American countries). These funds are derived from retained cash flows, loans, bonds and other sources (such as asset disposals).

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

Telefónica has developed an open innovation model for the management of technological innovation to boost the application of technical research in the development of new commercial products and services. Telefónica focuses on certain applied research and development (R&D) priorities that are aligned with its strategy. Open innovation initiatives driving this model include the creation of a venture capital fund and involvement in business collaboration forums, among others. The model also promotes the use of knowledge developed at technology centers, universities and start-ups, among other sources, and encourages innovation in conjunction with other agents (e.g. customers, universities, public administrations, suppliers, content providers and other companies), making them “technological partners.” Telefónica believes it cannot rely solely on acquired technology to differentiate its products from those of its competitors and to improve its market positioning. It is also important to encourage R&D initiatives in an effort to achieve this differentiation and make inroads in other innovation activities. The Group’s R&D policy is geared towards:

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

In 2013, the technological innovation projects undertaken focused on sustainable innovation, process efficiency, creation of new revenue streams, customer satisfaction, consolidation of operations in new markets and technological leadership.

Technical innovation activities are a key part of Telefónica’s strategy of creating value through latest-generation network communications and services.

In 2013, projects were undertaken to promote greater access to information technology, new services focused on new internet business models, advanced user interfaces, TV distribution, multimedia content and other broadband services. These initiatives, among others, were undertaken based on our objective of rapidly identifying emerging technologies that could have a relevant impact on our businesses and pilot testing these technologies in new services, applications and platform prototypes.

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

Telefónica I+D’s technological innovation activities focus on certain areas:

Telefónica I+D’s works on new networks, primarily in collaboration with Telefónica’s Global Resources team. These activities are related with radio access technologies and fiber; network virtualization technologies, in line with the technology trend known as software defined networks (SDN); and network optimization and zero touch developments making networks more flexible and moldable and able to adapt dynamically to new digital consumer and service requirements.

R&D activities to develop new products and services are conducted as part of Telefónica Digital’s strategy. Indeed, Telefónica I+D has been the origin of many activities and products of Telefónica Digital. These activities include the following:

•	Natural P2P communication of the future, using the Internet, Web 2.0 and smartphones.

•	Video and multimedia services (combining text, audio, images and video) offering a user experience in all connected devices.

•	Advanced solutions in emerging ITC businesses such as cloud computing, security, financial services or e-health.

•
M2M (machine-to-machine) service management associated with energy efficiency and mobility and with the Internet of Things and their adoption in the urban and industrial scenario, and as a service creation enabler.

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

At December 31, 2013, Telefónica I+D had 689 employees (667 employees in 2012).

Total I+D expense in the Group for 2013 amounted to 1,046 million euros, down 2.4% from the 1,071 million euros incurred in 2012 (983 million euros in 2011). This expense represents 1.8%, 1.7% and 1.6% of the Group’s consolidated revenue for 2013, 2012 and 2011, respectively. These figures were calculated using guidelines of the Organization for Economic Co-operation and Development (OECD).

In 2013, Telefónica registered 82 patents (87 patents in 2012), 70 of which were registered with the Spanish Patent and Trademark Office and (OEPM for its initials in Spanish) and 12 with the United States Patent and Trademark Office (USPTO). Of the patents pending with the OEPM, 57 European (EP) applications, and 13 international (PCT) applications.

D. Trend Information

 Telefónica is an integrated diversified telecommunications group that offers a wide range of services, mainly in Europe and Latin America. Its core business is the provision of fixed and mobile telephony, broadband, internet, data, pay TV and value-added services, among others. The Group’s operations in 25 countries, managed through a regional organization geared towards certain businesses in global units, enable it to leverage the strong local positioning, as well as the advantages afforded by the scale, two features that have been reinforced by the opportunities arising from the Group’s holdings in and strategic alliances with China Unicom and Telecom Italia.

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

Telefónica embarked on a restructuring in September 2011 with the aim of reinforcing its growth story, actively participating in the digital world and capturing the most of the opportunities afforded by its scale and industrial alliances. This new organization gave rise to two cross-cutting areas, Telefónica Digital and Telefónica Global Resources, in addition to the Telefónica Europe and Telefónica Latin America business segments. This structure was designed to bolster Telefónica’s place in the digital world, enabling it to tap any growth opportunities arising in this environment, drive innovation, strengthen the product and services portfolio and maximize the advantages afforded by its global customer bases in an increasingly connected world. In addition, the creation of a Global Resources operating unit supports the profitability and sustainability of the business by leveraging economies of scale and driving Telefónica’s transformation into a fully global company. Telefónica Europe’s and Telefónica Latin America’s objective is to shore up the results of the business and generate sustainable growth through available capacity, backed by the global corporation. During 2013, with the objective of increasing its direct contact with customers, both residential and business, and in the context of accelerating the transformation of the company into a digital telecommunications company, Telefónica created the position of Chief Marketing Officer at the global level, bringing together all the commercial areas, policies products, services, channels, handsets and prices, as those relating to advertising and brand. In addition, Telefónica Global Solutions, was integrated into Telefónica Global Resources, and addresses the growing complexity of a business market that is increasingly adopting digital solutions.

In Europe, customers remain at the core of the Group’s strategy and management priorities in the region in order to provide a high level of customer satisfaction with our services. With the objective of offering our customers the best value, we aim to boost the transformation of our network with higher investment in fiber and LTE and we will try to accelerate digital services growth. In such a competitive market such as presently prevails, we will dedicate our efforts on reinforcing our market positioning. Another objective in coming years is to improve operating efficiency, for which we are rolling out several local and regional initiatives, such as network sharing agreements, with the support of Telefónica Global Resources.

In Latin America, Telefónica’s strategy is based on a regional model that captures growth and efficiency of scale without losing sight of the local management of the client. The mobile business will continue to play a key role as a driver of regional growth and we will continue further enhancing the capacity and coverage of our networks, in order to keep and attract high-value customers, especially in the contract segment and boosting the penetration of mobile internet. Regarding the fixed telephony business, we will encourage the increase of broadband speed and expand the supply of bundled services. Meanwhile, we will further advance efficiency, in operational and commercial terms, and attempt to achieve further synergies by implementing global, regional and local projects.

In summary, in the context of intense competition and regulatory pressure on pricing, Telefónica aims to continue strengthening its business model to make it more efficient and capture the synergies arising from the integrated approach of businesses, processes and technologies, while focusing even more on the client and staying ahead of trends in the new digital world.

E. Off-Balance Sheet Arrangements

We have commitments that could require us to make material payments in the future. These commitments are not included in our consolidated statement of financial position at December 31, 2013, although they are described in the notes to our Consolidated Financial Statements. For summary of our off-balance sheet commitments, see Note 21(b) and Note 16 to our Consolidated Financial Statements.

F. Tabular Disclosure of Contractual Obligations

The following table describes our contractual obligations and commitments with definitive payment terms which may require significant cash outlays in the future. The amounts payable (including accrued interest payments) are as of December 31, 2013. For additional information, see our Consolidated Financial Statements.

	Payments Due by Period
Millions of euros	Total	Less than 1 year	1-3 years	3-5 years	More than 5 Years
Financial liabilities (1)(2)	60,699	9,527	16,367	13,747	21,058
Operating lease obligations (3)	9,335	1,503	2,375	1,919	3,538
Purchase and other contractual obligations(4)	5,285	2,272	1,362	735	916
Other liabilities (5)	3,086	508	2,578	−	−
Total	78,405	13,810	22,682	16,401	25,512
(1)	Capital (finance) lease obligations are not calculated separately and are instead included as part of our long-term debt obligations.
(2)
Estimated future interest payments as of December 31, 2013, on our interest-bearing-debt (not included above) are as follows: 2,296 million euros in 2014, 2,079 million euros in 2015, 1,865 million euros in 2016, 1,565 million euros in 2017, 1,232 million euros in 2018, and 7,534 million euros in subsequent years. With respect to floating rate debt, we estimate future interest payments as the forward rates derived from yield curves quoted for the different currencies on December 31, 2013. This item includes the fair value of those derivatives classified as current financial liabilities (negative mark-to-market) under IFRS (140 million euros). It does not include the fair value of derivatives classified as financial assets (positive mark-to-market) under IFRS (412 million euros classified as current financial assets and 2,667 million euros as non-current financial assets). For a more detailed description of our financial derivative transactions, see Note 16 to our Consolidated Financial Statements. For details of the composition of this item, see “Liquidity and Capital Resources– Anticipated sources of Liquidity”).

(3)
This item includes definitive payments (non-cancellable without penalty cost). Our operating lease obligations have in some cases extension options conditioned on the applicable law of each country. Accordingly, we have included only those amounts that represent the initial contract period. At December 31, 2013, the present value of future payments for operating leases was approximately 6,868 million euros (3,415 million euros in Latam and 2,934 million euros in Europe). For a more detailed information about payments due under this item, see Note 19 to our Consolidated Financial Statements.

(4)	This item includes definitive payments (non-cancellable without penalty cost) due for agreements to purchase goods (such as network equipment) and services.
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

In addition, at December 31, 2013, we had short-term and long-term employee benefits provisions amounting to 763 million euros and 3,722 million euros, respectively (see Note 15 to our Consolidated Financial Statements).

For details of the composition of, and changes in, our debt, see “—Liquidity and Capital Resources—Anticipated Sources of Liquidity” and Note 13 to our Consolidated Financial Statements.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

During 2013, our Board of Directors met 14 times. At March 21, 2014, our Board of Directors had met three times during 2014. At March 20, 2014, our directors, their respective positions on our Board and the year they were appointed to such positions were as follows:

Name	Age	First Appointed	Current Term Ends
Chairman
Mr. César Alierta Izuel(1)	68	1997	2017
Vice-chairmen
Mr. Isidro Fainé Casas(1)(2)	71	1994	2016
Mr. José María Abril Pérez (1)(3)(7)	62	2007	2018
Mr. Julio Linares López (5)(7)(8)	68	2005	2016
Members (vocales)
Mr. José María Álvarez - Pallete López (1)	50	2006	2017
Mr. José Fernando de Almansa Moreno -Barreda(5)(6)(8)	65	2003	2018
Ms. Eva Castillo Sanz (6)(8)(10)	51	2008	2018
Mr. Carlos Colomer Casellas(1)(4)(7)(9)(10)	69	2001	2016
Mr. Peter Erskine(1)(7)(8)(9)	62	2006	2016
Mr. Santiago Fernández Valbuena	55	2012	2018
Mr. Alfonso Ferrari Herrero (1)(4)(5)(6)(8)(9)(10)	72	2001	2016
Mr. Luiz Fernando Furlán	67	2008	2018
Mr. Gonzalo Hinojosa Fernández de Angulo (1)(4)(5)(6)(8)(9)(10)	68	2002	2017
Mr. Pablo Isla Álvarez de Tejera(6)(9)	50	2002	2017
Mr. Antonio Massanell Lavilla(2)(4)(5)(7)(10)	59	1995	2016
Mr. Ignacio Moreno Martínez (3)(4)(6)(10)	56	2011	2017
Mr. Francisco Javier de Paz Mancho (1)(5)(6)(10)	55	2007	2018
Mr. Chang Xiaobing (11)	56	2011	2016
(1) Member of the Executive Commission of the Board of Directors.
(2) Nominated by Caja de Ahorros y Pensiones de Barcelona (“La Caixa”).
(3) Nominated by Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”).
(4) Member of the Audit and Control Committee of the Board of Directors.
(5) Member of the Institutional Affairs Committee.
(6) Member of the Regulation Committee.
(7) Member of the Innovation Committee.
(8) Member of the Strategy Committee.
(9) Member of the Nominating, Compensation and Corporate Governance Committee.
(10) Member of the Service Quality and Customer Service Committee.
(11) Nominated by China Unicom (Hong Kong) Limited.

Board Committees

At March 21, 2014, the committees of our Board of Directors and members thereof are as follows:

Executive Commission

Our Board of Directors has expressly delegated all of its authority and power to the Executive Commission except as prohibited by Spanish corporate law, under our Articles of Association, or under our Board Regulations. This commission is made up of fewer directors and meets more frequently than our Board of Directors. The members of the Executive Commission are Mr. César Alierta Izuel, Mr. Isidro Fainé Casas, Mr. José María Abril Pérez, Mr. José María Álvarez-Pallete López, Mr. Carlos Colomer Casellas, Mr. Peter Erskine, Mr. Alfonso Ferrari Herrero, Mr. Gonzalo Hinojosa Fernández de Angulo, Mr. Francisco Javier de Paz Mancho and Mr. Ramiro Sánchez de Lerín García-Ovies, as secretary.

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

•
to establish and maintain the necessary relations with the auditors to receive, for review by the Committee, information on all matters that may put their independence at risk, and any other matters related to the process of auditing our accounts, as well as to receive information and maintain communication with our auditors as required by laws relating to the audit process and with respect to technical regulations on auditing. In any event, the Audit and Control Committee must receive annually written confirmation from our auditors of their independence vis-à-vis the entity or entities directly or indirectly related thereto, as well as information regarding additional services of any kind provided to such entities by our auditors, or by the persons or entities related thereto, in compliance with the current legislation; and

•
to issue on an annual basis, prior to the issuance of the audit report, a report stating an opinion regarding the independence of our auditors. This report must in all cases include an opinion on the provision of the additional services referred to in the immediately preceding paragraph.

 The Audit and Control Committee meets at least once per quarter and as many times as considered necessary. During 2013, the Audit and Control Committee met ten times and, as of the date of this Annual Report, had met three times in 2014. The members of the Audit and Control Committee are Mr. Carlos Colomer Casellas (chairman), Mr. Gonzalo de Hinojosa Fernández de Angulo, Mr. Antonio Massanell Lavilla, Mr. Alfonso Ferrari Herrero and Mr. Ignacio Moreno Martínez. Our Board of Directors has determined that Mr. Antonio Masanell Lavilla meets the requirements of an “audit committee financial expert” as such term is defined by the SEC.

Nominating, Compensation and Corporate Governance Committee

The Nominating, Compensation and Corporate Governance Committee is responsible for, among other things, reporting to our Board of Directors with respect to proposals for the appointment, re-election and removal of directors, members of the Executive Committee and the other committees of our Board of Directors and top members of our management and management of our subsidiaries. In addition, the Nominating, Compensation and Corporate Governance Committee is responsible for proposing to the Board of Directors, within the framework established in the bylaws, the compensation for the directors and reviewing it periodically to ensure that it is in keeping with the tasks performed by them, as provided in Article 34 of the Board Regulations, to propose to the Board of Directors, within the framework established in the bylaws, the extent and amount of the compensation, rights and remuneration of a financial nature, of the chairman, the executive directors and the senior executive officers of Telefónica, including the basic terms of their contracts, for purposes of contractual implementation thereof and to supervise compliance with Telefónica’s internal rules of conduct and the corporate governance rules thereof in effect from time to time.

The members of the Nominating, Compensation and Corporate Governance Committee are Mr. Alfonso Ferrari Herrero (chairman), Mr. Carlos Colomer Casellas, Mr. Peter Erskine, Mr. Gonzalo Hinojosa Fernández de Angulo and Mr. Pablo Isla Álvarez de Tejera. During 2013, the Nominating, Compensation and Corporate Governance Committee met eleven times, and as of the date of this Annual Report, it had met one time in 2014.

Regulation Committee

The Regulation Committee’s main objective is to monitor the main regulatory matters which affect us. Another responsibility of the Regulation Committee is to act as a communication and information channel between our management team and our Board of Directors concerning regulatory matters. The members of the Regulation Committee are Mr. Gonzalo de Hinojosa Fernández de Angulo (chairman), Mr. José Fernando de Almansa Moreno-Barreda, Ms. Eva Castillo Sanz, Mr. Alfonso Ferrari Herrero, Mr. Pablo Isla Alvarez de Tejera, Mr. Ignacio Moreno Martínez and Mr. Francisco Javier de Paz Mancho.

During 2013, the Regulation Committee met three times, and of the date of this Annual Report, it had met one time in 2014.

Service Quality and Customer Service Committee

The Service Quality and Customer Service Committee is responsible for monitoring and reviewing the standards of quality of the main services we provide. The Service Quality and Customer Service Committee acts as an information channel between our senior management team and our Board of Directors. The members of the Service Quality and Customer Service Committee are Mr. Antonio Massanell Lavilla (chairman), Ms. Eva Castillo Sanz, Mr. Carlos Colomer Casellas, Mr. Alfonso Ferrari Herrero, Mr. Gonzalo Hinojosa Fernández de Angulo, Mr. Ignacio Moreno Martínez and Mr. Javier de Paz Mancho. During 2013 the Service Quality and Customer Service Committee met three times, and as of the date of this Annual Report, it has held no meetings in 2014.

Institutional Affairs Committee

The Institutional Affairs Committee is responsible for reviewing, reporting and proposing to the Board of Directors the principles that are to govern the Group’s Sponsorship and Patronage Policy, to monitor such policy, and to individually approve sponsorships or patronages the amount or importance of which exceed the limit set by the Board and which require its approval. The Committee is responsible for promoting the development of the Telefónica Group’s Corporate Reputation and Responsibility project and its institutional affairs. The members of the Institutional Affairs Committee are Mr. Julio Linares López (chairman), Mr. José Fernando de Almansa Moreno-Barreda, Mr. Alfonso Ferrari Herrero, Mr. Gonzalo de Hinojosa Fernández de Angulo, Mr. Antonio Massanell Lavilla and Mr. Francisco Javier de Paz Mancho. During 2013, the International Affairs Committee met six times, and as of the date of this Annual Report it had met two times in 2014.

Innovation Committee

The Innovation Committee is responsible for advising and assisting in all matters regarding innovation. Its main object is to examine, analyze and periodically monitor the Group’s innovation projects, provide guidance and help ensure the implementation and development of innovation initiatives across the Group. The members of the Innovation Committee are Mr. Carlos Colomer Casellas (chairman), Mr. José María Abril Pérez, Mr. Antonio Massanell Lavilla, Mr. Julio Linares López and Mr. Peter Erskine. During 2013, the Innovation Committee met 11 times, and as of the date of this Annual Report, it had met one time in 2014.

Strategy Committee

Without prejudice to any other tasks that the Board of Directors may assign thereto, the primary duty of the Strategy Committee is to support the Board of Directors in the analysis and implementation of the global strategy policy of the Telefónica Group. The members of the Strategy Committee are Mr. Peter Erskine (chairman), Mr. José Fernando de Almansa Moreno-Barreda, Ms. Eva Castillo Sanz, Mr. Alfonso Ferrari Herrero, Mr. Julio Linares López and Mr. Gonzalo Hinojosa Fernández de Angulo. The Strategy Committee met ten times during 2013, and as of the date of this Annual Report, had met once in 2014.

Biographies of Directors

Mr. César Alierta Izuel serves as our executive chairman and chairman of our Board of Directors. Mr. Alierta began his career in 1970 as general manager of the capital markets division at Banco Urquijo, S.A. in Madrid, where he worked until 1985. Subsequently, he founded and served as chairman of Beta Capital Sociedad de Valores, S.A. which he combined as from 1991 with his post as chairman of the Spanish Financial Analysts’ Association (Instituto Español de Analistas Financieros). Between 1996 and 2000, he was director and chairman of Tabacalera, S.A. At that time Tabacalera, S.A. changed its name into Altadis, S.A. (following its merger with the French Group, Seita-Société Nationale D’Éxplotation Industrielle des Tabacs et Allumettes) and he became director and chairman of Altadis, S.A. He has also been a member of the board of directors of the Madrid Stock Exchange (Bolsa de Madrid), Plus Ultra Compañía de Seguros y Reaseguros, S.A. and of Iberia, S.A. On January 1997, Mr. Alierta was appointed as a director of Telefónica and on July 26, 2000, he was appointed as our executive chairman. Mr. Alierta is director of China Unicom (Hong Kong) Limited since October 15, 2008, and of International Consolidated Airlines Group (IAG) since September 2010. Mr. Alierta has been a director of Telecom Italia from November 8, 2007, to December 13, 2013. Mr. Alierta holds a law degree from the University of Zaragoza and an MBA from Columbia University (New York) and is currently a member of the Columbia Business School Board of Overseers, and chairman of the Social Board of the UNED (National Long Distance Spanish University).

Mr. Isidro Fainé Casas serves as vice-chairman of our Board of Directors. For over 40 years, Mr. Fainé has worked in several financial institutions, including amongst others: Banco Atlántico, S.A., (1964), Banco de Asunción (Paraguay) (1969), Banco Riva y García, S.A. (1973), Banca Jover, S.A. (1974), and Banco Unión, S.A. (1978). Mr. Fainé is currently chairman of Caja de Ahorros y Pensiones de Barcelona (“la Caixa”), of Caixa Bank, S.A., of Criteria Caixaholding, S.A., and of Confederación Española de Cajas de Ahorros; first vice-chairman of Abertis Infraestructuras, S.A, of Sociedad General de Aguas de Barcelona, S.A. (AGBAR), of European Savings Bank Group (ESGB) and of World Savings Bank Institute (WSBI); and first vice-chairman of Repsol S.A. He is also a member of the board of directors of Banco Portugués de Investimento, S.A. (BPI), and a non-executive director of Bank of East Asia. Mr. Fainé holds a doctorate degree in economics, a diploma in Alta Dirección (Senior Management) from IESE Business School (Instituto de Estudios Superiores de la Empresa) and an ISMP in business administration from Harvard University. He is a member of the Royal Academy of Economics and Finance (Real Academia de Ciencias Económicas y Financieras).

Mr. José María Abril Pérez serves as vice-chairman of our Board of Directors. From 1975 to 1982 he served as financial manager of Sociedad Anónima de Alimentación (SAAL). Since then, and until he joined the Banco Bilbao Vizcaya Argentaria Group (BBVA), he was financial manager of Sancel-Scott Ibérica, S.A. In 1985 he joined Banco Bilbao, S.A. as managing director of Investment Corporate Banking. From January to April 1993, he was appointed executive coordinator of Banco Español de Crédito, S.A. In 1998, he became general manager of the Industrial Group of BBV. In 1999, he was appointed member of the executive committee of the BBV Group. He has also been a member of the board of directors of Repsol, S.A., Iberia, S.A., Corporación IBV, Advancell, S.A. and vice president of Bolsas y Mercados Españoles, S.A.. In 2002 he became managing director of the Wholesale and Investment Banking Division and a member of the executive committee of BBVA, and he is now in early retirement. He holds a degree in economics from the University of Deusto (Bilbao, Spain) and he has been professor at such university for nine years.

Mr. Julio Linares López serves as vice-chairman of our Board of Directors since September 2012 and had been our chief operating officer since December 19, 2007, until September 2012. In May 1970, he joined our Research and Development Center, where he held several positions until he was appointed head of our Technology Department in 1984. In April 1990, he was appointed general manager of Telefónica Investigación y Desarrollo, S.A. In December 1994, he became deputy general manager of the Marketing and Services Development department in the commercial area and subsequently, deputy general manager for Corporate Marketing. In July 1997, he was appointed chief executive officer of Telefónica Multimedia S.A. and chairman of Telefónica Cable and Producciones Multitemáticas, S.A. In May 1998 he was appointed general manager of Strategy and Technology in Telefónica, S.A. In January 2000, he was appointed executive chairman of Telefónica de España, S.A., a position which he held until December 2005, when he was appointed our managing director for Coordination, Business Development and Synergies. Mr. Linares was a director of Telecom Italia until December 13, 2013. He is currently member of the Social Council of the Complutense University of Madrid and member of the Board of Directors and the Executive Committee of the GSM Association and Patron of the Barcelona Mobile World Capital Foundation. Mr. Linares holds a degree in telecommunications engineering from the Polytechnic University of Madrid (Universidad Politécnica de Madrid).

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

Mr. José Fernando de Almansa Moreno-Barreda serves as a director of our Board of Directors. In December 1974 he joined the Spanish Diplomatic Corps (Cuerpo Diplomático) and served from 1976 to 1992 as secretary of the Spanish Embassy in Brussels, Cultural Counselor of the Spanish Delegation to Mexico, chief director for Eastern European Affairs, director of Atlantic Affairs in the Spanish Foreign Affairs Ministry, counselor to the Spanish Permanent Representation to NATO in Brussels, minister-counselor of the Spanish Embassy in the Soviet Union, general secretary of the National Commission for the 5th Centennial of the Discovery of the Americas and deputy general director for Eastern Europe Affairs in the Spanish Foreign Affairs Ministry. From 1993 to 2002, Mr. Fernando de Almansa was appointed chief of the royal household by His Majesty King Juan Carlos I, and is currently personal advisor to His Majesty the King. He is also a director of Telefónica Brasil S.A., Telefónica Móviles México, S.A. de C.V. and a substitute director of Grupo Financiero BBVA Bancomer, S.A. de C.V. and of BBVA Bancomer, S.A.. He holds a law degree from the University of Deusto (Bilbao, Spain).

Ms. Eva Castillo Sanz serves as a director of our Board of Directors. Ms. Castillo began her career at the Spanish broker Beta Capital Sociedad de Valores, S.A., where she worked for five years. After that, she worked for another five years for Goldman Sachs International in London in the International Equities department. In 1997 Ms. Castillo joined Merrill Lynch as head of Equity Markets for Spain and Portugal. In 1999, she was promoted to Country Manager for Spain and Portugal and in 2000 she became chief executive officer of Merrill Lynch Capital Markets Spain. After that, Ms. Castillo was appointed chief operating officer for EMEA Equity Markets. In October 2003 she was appointed head of Global Markets & Investment Banking in Spain and Portugal, as well as president of Merrill Lynch Spain. Until December 2009, she headed Global Wealth Management business operations in Europe, the Middle East and Africa, including Merrill Lynch Bank (Suisse) and the International Trust and Wealth Structuring business. She was a member of the Merrill Lynch EMEA Executive Committee, the Global Wealth Management Executive and Operating Committees. Ms. Castillo has been Chairwoman of Telefónica Europe from September 2012 to February 2014. Currently, Ms. Castillo is the president of the supervisory board of Telefónica Deutschland Holding AG, member of the board of Bankia, S.A. and member of the Patronato de la Fundación Comillas-ICAI. Ms. Castillo holds degrees in business, economics and law (ICADE – E3) from the Universidad Pontificia de Comillas of Madrid.

Mr. Carlos Colomer Casellas serves as a director of our Board of Directors. Mr. Colomer began his career in 1970 as marketing vice-chairman of Henry Colomer, S.A. In 1980, he was appointed chairman and general manager of Henry Colomer, S.A. and Haugron Cientifical, S.A. In 1986, he was also appointed president of Revlon for Europe. In 1989, he became chairman of Revlon International and in 1990, he was appointed executive vice-president and chief operating officer of Revlon Inc. in New York. In 2000, he was appointed chairman and chief executive officer of The Colomer Group. He is also chairman of Ahorro Bursátil, S.A. SICAV, Inversiones Mobiliarias Urquiola, S.A. SICAV, Haugron Holdings S.L, and director of Abertis Infraestructuras S.A. Mr. Colomer has a degree in economics from the University of Barcelona and an MBA from IESE Business School (Instituto de Estudios Superiores de la Empresa).

Mr. Peter Erskine serves as a director of our Board of Directors. He began his career in the field of marketing and trade mark management in Polycell and in Colgate Palmolive. He worked for several years at the Mars Group, serving as vice-chairman for Europe of Mars Electronics. In 1990 he was appointed vice-president of Marketing and Sales of Unitel. From 1993 to 1998, he held a number of senior positions, including director of British Telecom (BT) Mobile and president and chief executive officer of Concert. In 1998 he became managing director of BT Cellnet. Subsequently, in 2001 he became chief executive officer and a director of the board of directors of Telefónica Europe, Plc. In 2006 he became executive chairman of Telefónica Europe, Plc (until December 31, 2007, after which he became a non-executive director) and from July 2006 until December 2007 he served as general manager of the business unit Telefónica Europe. In January 2009 he joined the Board of Ladbrokes Plc. as a non executive director, becoming chairman in May 2009. Currently, he is also member of the advisory board of Henley Management Centre and a member of the Council of Reading University. In 1973, he received a degree in psychology from Liverpool University.

Mr. Santiago Fernández Valbuena is Chief Strategy Officer (CSO) since February 2014. Member of the Board of Telefónica S.A. and Deputy Chairman of Telefônica do Brasil. He has been Chairman & CEO of Telefónica Latin America (2011-2014), Chief Finance and Strategy Officer (2010-2011) and Chief Financial and Corporate Development Officer (2002-2010). Throughout this period he was also responsible (not continuously) for Procurement, IT, HR, Internal Audit and Subsidiaries (Atento, Endemol). From 1997 to 2002 he was CEO of Fonditel, the pension fund manager for Telefónica. Since 2008 he serves as Independent Director at Ferrovial S.A. and member of its Audit Committee. Before joining Telefónica he was Managing Director at Société Générale de Valores and Head of Equities at Beta Capital in Madrid. He holds a PhD in Economics and a Masters (MS) degree from Northeastern University in Boston. He has been a Professor of Applied Economics at Complutense University in Madrid and the Universidad de Murcia and has lectured at Instituto de Empresa (IE Business School) in Madrid.

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

Mr. Luiz Fernando Furlán serves as a director of our Board of Directors, and of Telefónica Brasil, S.A. Throughout his career he has been a member of the board of directors of several companies in Brazil and abroad such as Sadia, S.A., Embraco, S.A. (Brasmotor Group-Brazil) and Panamco (Pan American Beverages, Inc. – USA). He was also member of the consulting board of IBM in Latin America and of ABN Amro Bank in Brazil, as well as chairman of Brazilian Chicken Exporters Association (ABEF), Brazilian Association of Public Owned Companies (ABRASCA) and of Mercosur European Union Business Forum (MEBF). He also was vice-president of São Paulo Entrepreneurs Association (FIESP). From 2003 to 2007 he was Minister of Development, Industry and Foreign Trade of Brazil. Currently he is chairman of the board of directors of Amazonas Sustainability Foundation and member of the Global Ocean Commission.  He is also member of the board of directors of BRF-Brasil Foods, S.A., and of AGCO Corporation, and member of the Advisory/Consultive Board of Panasonic (Japan), McLarty & Associates (USA), Wal-Mart Stores Inc. (USA) and Abertis Infraestructuras, S.A. He holds a degree in chemical engineering from the Industrial Engineering Faculty of São Paulo and in business administration from University of Santana (São Paulo), with specialization in financial administration from Fundação Getúlio Vargas (São Paulo).

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

Mr. Antonio Massanell Lavilla serves as a director of our Board of Directors. In 1971 he joined the Caja de Ahorros y Pensiones de Barcelona (“Caixa”), where he held several posts and in 1990, he was appointed assistant manager and secretary of the Steering Committee, and from 1999 to June 2011 he served as executive general assistant manager. In the same year, he was appointed member of the board of directors of Sociedad Española de Medios de Pago, S.A. From 1992 to 1994, Mr. Massanell served as chairman of the Steering Committee of Sistema 6000 de la Confederación Española de Cajas de Ahorros, and director of Visa Spain (1995-1998), Autema (1991-2003), Colonial Real Estate (1992-2003), Baqueira Beret (1998-2006), Occidental Hotels Management, B.V. (2003-2007), e-la Caixa, S.A, Caixa Capital Risc, S.G.E.C.R, S.A and Serveis Informátics “La Caixa”, S.A. Mr. Massanell is currently general manager of Caixa Bank and non-executive director of Cecabank. He is also a member of the boards of directors of Boursorama, S.A., SAREB (Sociedad de Gestión de Activos Inmobiliarios procedentes de la Reestructuración Bancaria), Mediterránea Beach & Golf Community, S.A. He is also chairman of Barcelona Digital Centre Tecnológic (former Fundación Barcelona Digital). Mr. Antonio Massanell Lavilla holds a degree in economics from the University of Barcelona.

Mr. Ignacio Moreno Martínez serves as a director on our Board of Directors. Previous posts include head of Corporate Banking and Private Equity at Banco de Vizcaya, Banco Santander de Negocios, and Mercapital. He also served as deputy general manager of Corporate and Institutional Banking at Corporación Bancaria de España, S.A. – Argentaria, Chief executive officer of Desarrollo Urbanístico Chamartín, S.A., and chairman of Argentaria Bolsa, Sociedad de Valores. In addition, he also served as general manager of the chairman’s Office at Banco Bilbao Vizcaya Argentaria, S.A., and chairman executive officer of Vista Capital Expansión, S.A., SGECR – Private Equity. Mr. Moreno is currently chief executive officer of N+1 Private Equity and non-executive president of Metrovacesa, S.A.. Mr. Moreno holds a degree in Economics and Business Studies from the University of Bilbao, a Master’s degree in Marketing and Sales Management from the Instituto de Empresa and an MBA from INSEAD.

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

Mr. Chang Xiaobing serves as a director of our Board of Directors. Prior to joining China United Telecommunications Corporation, Mr. Chang served as deputy director of the Nanjing Municipal Posts and Telecommunications Bureau of Jiangsu Province, deputy director General of the Directorate General of Telecommunications of the Ministry of Posts and Telecommunications, and deputy director General and director general of the Department of Telecommunications Administration of the former Ministry of Information Industry, as well as vice president of China Telecommunications Corporation. Mr. Chang became the chairman of China United Telecommunications Corporation in November 2004. He was appointed in December 2004 as an executive director, chairman and chief executive officer of China Unicom (Hong Kong) Limited. In December 2008, China United Telecommunications Corporation changed its company name to China United Network Communications Group Company Limited ("Unicom Group"). He serves as the chairman of Unicom Group, China United Network Communications Limited ("A Share Company") and China United Network Communications Corporation Limited ("CUCL"), respectively. Mr. Chang graduated in 1982 from the Nanjing Institute of Posts and Telecommunications with a bachelor's degree in telecommunications engineering and received a master's degree in business administration from Tsinghua University in 2001. He received a doctorate in business administration from the Hong Kong Polytechnic University in 2005.

Executive Officers/Management Team

At March 21, 2014, our executive management team consisted of the following individuals:

Name	Position	Appointed	Age
Mr. César Alierta Izuel	Chairman of the Board of Directors and Chief Executive Officer	2000	68
Mr. José María Álvarez -Pallete López	Chief Operating Officer	2012	50
Mr. Santiago Fernández Valbuena	Chief Strategy Officer	2011	54
Mr. Guillermo Ansaldo Lutz	Chief Global Resources Officer	2011	52
Mr. Ramiro Sánchez de Lerín Garcia-Ovies	General Secretary and Secretary to the Board	2005	59
Mr. Angel Vilá Boix	Chief Financial and Corporate Development Officer	2011	49
Mr. Eduardo Navarro de Carvalho	Chief Commercial Digital Officer	2012	51
Mr. Ignacio Cuesta	General Manager of Internal Audit	2012	52

Biographies of the Executive Officers and Senior Management

We present below the biographies of our executive officers and senior management who do not also serve on our Board of Directors.

Mr. Guillermo Ansaldo Lutz serves as Chief Global Resources Officer (CGRO) of Telefónica Global Resources operating unit since September 2011, he is also member of the Executive Committee of Telefónica. From 1989 to 2000 he worked for McKinsey & Company holding different positions in Spain and Argentina. In 1995, he was appointed partner of McKinsey & Company in Argentina. From 2000 to 2004 he was the chief executive officer of Telefónica de Argentina, S.A. and since April 2005, he held the position of chief executive officer of Telefónica de España, S.A. From December 2007 to September 2011 he was chairman and chief executive officer of Telefónica España. He holds a degree in industrial engineering from the Universidad de Buenos Aires and an MBA from The Amos Tuck School of Business Administration, Dartmouth College.

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

Mr. Vilá is Chief Financial and Corporate Development Officer (CF&CDO) and Member of the Executive Committee of the Telefónica Group. He joined Telefónica in 1997 as Group Controller, moving on to become CFO of Telefónica Latinoamérica. In 2000 he was appointed Group Head of Corporate Development, in charge of corporate M&A transactions.Mr. Vilá is currently Vice chairman of the Board of Directors of Telco SpA (Italy), and Board member of Telefónica Germany. He previously served on the Boards of BBVA, Endemol, Digital Plus, Atento, Telefónica Contenidos, Telefónica Czech Republic, CTC Chile, Indra SSI, Terra Lycos and the Advisory panel of Macquarie MEIF funds. He is a Patron in the Telefónica Foundation. Prior to joining Telefónica, he held positions at Citigroup, McKinsey&Co, Ferrovial and Planeta. Mr. Vilá graduated in Industrial Engineering from Universitat Politècnica de Catalunya and holds a MBA from Columbia University (New York).

Mr. Eduardo Navarro de Carvalho is Chief Commercial Digital Officer at Telefónica S.A and member of the Executive Committee. He joined Telefónica in 1999, and since then he has been responsible for Strategy and Alliances for Telefónica Group from 2010 to February 2014, responsible for Strategy and Regulatory Affairs for Telefónica Latin America from 2005 to 2009, and for Telefónica Brasil from 1999 to 2004. Previously, he worked for 5 years as a Consultant in Mckinsey & Company, focused on Infrastructure and Telecommunications Projects in several countries and also worked as Steel Works Manager in the Group ARBED in Brazil. He is a graduate in Metallurgical Engineering from the Federal University of Minas Gerais, Brazil.

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

B. Compensation

Please see Note 21(f) and Annex II to our Consolidated Financial Statements for information on the compensation paid to members of our Board of Directors and Executive Officers/Senior Management Team during the year 2013.

Incentive Plans

Please see Note 19 to our Consolidated Financial Statements.

C. Board Practices

Please see “—Directors and Senior Management” above.

D. Employees

Please see “Headcount” in Note 18 to our Consolidated Financial Statements.

E. Share Ownership

At March 21, 2014, the following members of our Board of Directors beneficially owned directly or indirectly an aggregate of 7,740,521 shares, representing approximately 0.170% of our capital stock.

Name or corporate name of director	Number of direct voting rights	Number of indirect voting rights		% of total voting rights
		Name or corporate name of direct shareholder	Number of voting rights
Mr. César Alierta Izuel	4,419,548	—	—	0.097
Mr. Isidro Fainé Casas	508,875	—	—	0.011
Mr. José María Abril Pérez	94,586	—	108,386	0.004
Mr. Julio Linares López	418,946	—	1,887	0.009
Mr. José María Álvarez-Pallete López	325,841	—	—	0.007
Mr. Alfonso Ferrari Herrero	586,352	—	19,499	0.013
Mr. Antonio Massanell Lavilla	2,346	—	—	0.000
Mr. Carlos Colomer Casellas	49,360	—	63,190	0.002
Mr. Francisco Javier de Paz Mancho	55,273	—	—	0.001
Mr. Gonzalo Hinojosa Fernández de Angulo	87,725	—	447,474	0.012
Mr. Ignacio Moreno Martínez	12,713	—	—	0.000
Mr. José Fernando de Almansa Moreno-Barreda	19,449	—	—	0.000
Mr. Luiz Fernando Furlán	34,035	—	—	0.001
Ms. Eva Castillo Sanz	97,089	—	—	0.002
Mr. Pablo Isla Álvarez de Tejera	8,816	—	—	0.000
Mr. Peter Erskine	71,081	—	—	0.002
Mr. Santiago Fernández Valbuena	308,050	—	—	0.007
Mr. Chang Xiaobing	—	—	—	0.000

At March 21, 2014, members of our executive management team (excluding members of our Board of Directors listed above) beneficially owned an aggregate of 695,989 of our shares, representing approximately 0.01% of our capital stock.

None of our directors or executive officers beneficially owned shares representing one percent or more of our share capital at March 21, 2014.

None of our directors and executive officers held options in respect of shares representing one percent or more of our share capital at March 21, 2014.

Please see “Share-based payment plans” in Note 19 to our Consolidated Financial Statements.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

General

At March 21, 2014, we had 4,551,024,586 shares outstanding, each having a nominal value of 1.00 euro per share. All outstanding shares have the same rights.

At March 21, 2014, according to information provided to us or to the Spanish National Securities Commission, (la Comisión Nacional de Mercado de Valores, or the “CNMV”), beneficial owners of 3% or more of our voting stock were as follows:

Name of Beneficial Owner	Number of Shares	Percent
Banco Bilbao Vizcaya Argentaria, S.A.(1)	313,707,133	6.893%
Caja de Ahorros y Pensiones de Barcelona (“la Caixa”)(2)	246,977,147	5.43%
Blackrock, Inc.(3)	177,257,649	3.895%
(1)	Based on the information provided by Banco Bilbao Vizcaya Argentaria, S.A. as at December 31, 2013, for the 2013 Annual Report on Corporate Governance.
(2)
Based on information provided by Caja de Ahorros y Pensiones de Barcelona, “la Caixa” as at December 31, 2013, for the 2013 Annual Report on Corporate Governance. The 5.41% indirect shareholding in Telefónica is owned by Caixa Bank, S.A.

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

B. Related Party Transactions

During 2013 and through the date of this Annual Report, none of our directors nor any member of our management team has been involved in any related party transactions with us.

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

Related Party Transactions with Significant Shareholders

Two of our major shareholders are financial institutions (see “—Major Shareholders—General” above). We have entered into related party transactions with both companies within our ordinary course of business, and always on arm’s length terms. During 2013, the executed transactions were generally loans, capital markets or derivative transactions provided to us by these financial institutions and agreements for us to provide telecommunications and broadband services to such institutions.

In addition, please see Note 10 to our Consolidated Financial Statements.

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

At December 31, 2013, as recorded in our parent company accounts, we loaned a total of 9,806 million euros (6,782 million euros at December 31, 2012) to companies of the Telefónica Group while companies of the Telefónica Group and their associates loaned us a total of 49,895 million euros (49,536 million euros at December 31, 2012), of which 6,875 million euros (5,263 million euros at December 31, 2012) was loaned to us by Telefónica Europe, B.V. and 35,930 million euros (36,677 million euros at December 31, 2012) was loaned to us by Telefónica Emisiones S.A.U., our financing subsidiaries devoted to raising funds in the capital markets, 3,635 million euros (5,774 million euros at December 31, 2012) was loaned to us by Telefónica Finanzas, S.A.U., our subsidiary in charge of financial support for Telefónica Group companies and 3,455 million euros (1,822 million euros at December 31, 2012) was loaned by us to Telfisa Global, B.V., our financing subsidiary charged with centralizing and managing the cash pooling of our subsidiaries in Latin America, Europe and the United States.

With respect to the balances with associated companies, the line item “Non-current financial assets” on the consolidated statement of financial position at December 31, 2013, includes “Loans to Associates” amounting to 1,281 million euros (852 million euros at December 31, 2012).

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

Consolidated Financial Statements

Please see Item 18.

Legal Proceedings

Telefónica and its group companies are party to several legal proceedings which are currently in progress in the courts of law and the arbitration bodies of the various countries in which we are present.

Based on the advice of our legal counsel, we believe it is reasonable to assume that these legal proceedings will not materially affect our financial condition or solvency, regardless of the outcome.

We highlight the following unresolved legal proceedings or those underway in 2013 (see Note 17 for details of tax-related cases):

Contentious proceedings in connection with the merger between Terra Networks, S.A. and Telefónica, S.A.

On September 26, 2006, Telefónica was notified of the claim filed by former shareholders of Terra Networks, S.A. (Campoaguas, S.L., Panabeni, S.L. and others) alleging breach of contract in respect of the terms and conditions set forth in the Prospectus of the Initial Public Offering of shares of Terra Networks, S.A. dated October 29, 1999. The court rejected this claim and ordered the plaintiffs to pay court costs by a ruling issued on September 21, 2009. The plaintiffs appealed this ruling on December 4, 2009, and Telefónica was notified of such appeal on June 16, 2010. Telefónica opposed to the appeal on January 5, 2011. On April 23, 2013, we were notified a ruling of the Madrid Regional Court dismissing in its entirety the appeal filed by the plaintiffs against the first instance ruling handed down in 2009, confirming the rulings of the decision under appeal and ordering appellants to pay court costs. The ruling became firm on May 29, 2013, with no further appeals possible.

Cancellation of the UMTS license granted to Quam GMBH in Germany

In December 2004, the German Telecommunications Market Regulator revoked the UMTS license granted in 2000 to Quam GmbH ("Quam"), in which Telefónica has a stake. After obtaining a suspension of the revocation order, on January 16, 2006, Quam filed a suit against the order with the German courts. This claim sought two objectives: 1) to overturn the revocation order issued by the German Telecommunications Market Regulator, and 2) if this failed, to be reimbursed for the total or partial payment of the original amount paid for the license, 8,400 million euros.

This claim was rejected by the Cologne Administrative Court. Quam appealed the decision before the Supreme Administrative Court of North Rhine-Westphalia, which also rejected its appeal.

Finally, Quam filed a new claim in third instance before the Federal Supreme Court for Administrative Cases, which was not admitted for processing.

Quam appealed this decision on August 14, 2009. On August 17, 2011, after the oral hearing, the Federal Administrative Court rejected Quam's appeal at third instance.

In October 2011, Quam filed a constitutional complaint before the German Federal Constitutional Court (Karlsruhe).

Appeal against the European Commission ruling of July 4, 2007 against Telefónica de España’s broadband pricing policy

On July 9, 2007, Telefónica was notified of the decision issued by the European Commission (the "EC") imposing on Telefónica and Telefónica de España, S.A.U. ("Telefónica de España") a fine of approximately 152 million euros for breach of the former Article 82 of the Treaty Establishing the European Community for not charging equitable prices to whole and retail broadband access services. The court ruled in favor of the EC accusing Telefónica of applying a margin squeeze between the prices it charged competitors to provide regional and national wholesale broadband services and its retail broadband prices using ADSL technology between September 2001 and December 2006.

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

A hearing was held on May 23, 2011, at which Telefónica presented its case. On March 29, 2012, the General Court ruled rejecting the appeal by Telefónica and Telefónica de España, confirming the sanction imposed by the EC. On June 13, 2012, an appeal against this ruling was lodged before the European Court of Justice.

On September 26, 2013, the Attorney General presented its conclusions to the court stating of a possible breach of the principle of non-discrimination with respect to the sanction and a defective application of the principle of full jurisdiction by the General Court, requesting the return of the lawsuit to the instance.

Appeal against the decision by Agencia Nacional de Telecomunicações (ANATEL) regarding the inclusion of interconnection and network usage revenues in the Fundo de Universalização de Serviços de Telecomunicações ("FUST")

Vivo Group operators, together with other cellular operators, appealed ANATEL's decision of December 16, 2005, to include interconnection and network usage revenues and expenses in the calculation of the amounts payable into the Fund for Universal Access to Telecommunications Services – a fund which pays for the obligations to provide universal service -with retroactive application from 2000. On March 13, 2006, the Brasilia Regional Federal Court granted a precautionary measure which stopped the application of ANATEL's decision. On March 6, 2007, a ruling in favor of the wireless operators was issued, stating that it was not appropriate to include the revenues received by transfer from other operators in the taxable income for the FUST's calculation and rejecting the retroactive application of ANATEL's decision. ANATEL filed an appeal to overturn this decision with Brasilia Regional Federal Court no. 1. This appeal is pending resolution.

At the same time, Telefónica Brasil and Telefónica Empresas, S.A., together with other wireline operators through ABRAFIX (Associação Brasileira de Concessionárias de Serviço Telefonico Fixo Comutado) appealed ANATEL's decision of December 16, 2005, also obtaining the precautionary measures requested. On June 21, 2007, Federal Regional Court no. 1 ruled that it was not appropriate to include the interconnection and network usage revenues and expense in the FUST's taxable income and rejected the retroactive application of ANATEL's decision. ANATEL filed an appeal to overturn this ruling on April 29, 2008, before Brasilia Federal Regional Court no. 1.

No further action has been taken since then. The amount of the claim is quantified at 1% of the interconnection revenues.

Public civil procedure by the São Paulo government against Telefónica Brasil for alleged reiterated malfunctioning in services provided by Telefónica Brasil and request of compensation for damages to the customers affected

This proceeding was filed by the Public Ministry of the State of São Paulo for alleged reiterated malfunctioning in the services provided by Telefónica Brasil, seeking compensation for damages to the customers affected. A general claim is filed by the Public Ministry of the State of São Paulo, for 1 billion Brazilian reais (approximately 370 million euros), calculated on the company's revenue base over the last five years.

In April 2010, a ruling in first instance against the Telefónica Group was issued, there will not be a precision of its effects until there is a final ruling, and the total amount of persons affected and party in the procedure is known. At that moment, the amount of the indemnity will be established, ranging between 1 billion and 60 million reais (approximately, between 370 and 22 million euros), depending on the number of parties. On May 5, 2010, Telefónica Brasil filed an appeal before the São Paulo Court of Justice, suspending the effect of the ruling. No further action has been taken since then.

Appeal against the Decision of the European Commission dated January 23, 2013 to sanction Telefónica for the infringement of Article 101 of the Treaty on the functioning of the European Union

On January 19, 2011, the EC initiated formal proceedings to investigate whether Telefónica, S.A. and Portugal Telecom SGPS, S.A. ("Portugal Telecom") had infringed on European Union anti-trust laws with respect to a clause contained in the sale and purchase agreement of Portugal Telecom's ownership interest in Brasilcel, N.V., a joint venture in which both were venturers and owner of Brazilian company Vivo.

On January 23, 2013, the EC passed a ruling on the formal proceedings. The ruling imposed a fine on Telefónica of 67 million euros, as the EC ruled that Telefónica and Portugal Telecom committed an infraction as stipulated in Article 101 of the Treaty on the Functioning of the European Union (“TFUE”) for having entered into the agreement set forth in Clause Nine of the sale and purchase agreement of Portugal Telecom's ownership interest of Brasilcel, N.V.

On April 9, 2013, Telefónica filed an appeal for annulment of this ruling with the European Union General Court. On August 6, 2013, the General Court notified Telefónica of the response issued by the European Commission, in which the EC reaffirmed the main arguments of its ruling and, specially, that Clause Nine is a competition restriction. On September 30, 2013, Telefónica filed its reply. On December 18, 2013, the European Commission filed its appeal.

Tax proceedings

In December 2012, the National Court of Justice of Spain issued a ruling on the tax inspection for the years 2001 to 2004, partially in favor of the Company and accepting the tax losses incurred by the Group in relation to the transfer of certain interests in TeleSudeste, Telefónica Móviles México and Lycos as tax deductible and rejecting the other allegations of the Company. The Company filed an appeal with respect to the other allegations with the Supreme Court on December 28, 2012.

Also in 2012, tax inspections in Spain for all taxes for the years 2005 to 2007 were completed, with the Company signing consent forms for an income tax payment of 135 million euros and non-consent forms for the items which the Company contests. The tax assessment for which a non-consent form was signed did not require payment of any tax because it only proposed a reduction in unused tax loss carryforwards. An appeal was filed with the Large Taxpayers Central Office of the Spanish State Tax Agency requesting this tax assessment be reversed, although no decision on the appeal has been issued as of the date of this Annual Report.

In July 2013, new inspections in Spain of various companies in the 24/90 tax group, of which Telefónica, S.A. is the parent were initiated. The taxes and periods subject to review are corporate income tax for the years 2008 to 2011, value-added tax or “VAT”, tax withholdings and payments on account in respect of personal income tax, tax on investment income, property tax and non-resident income tax for the second half of 2009 and the years 2010 and 2011. It is not expected that these inspections will result in the need to recognize any additional liabilities in the Telefónica Group's consolidated financial statements.

Meanwhile, Telefónica Brasil has a number of appeals underway regarding the ICMS (similar to VAT levied on telecommunications services). There is a dispute with the Brazilian tax authority over which services should be subject to settlement of this tax, the most significant being the demands of the collection of the ICMS on complementary or auxiliary services to base telecommunications service, such as value-added services or the lease of modems. To date, all the related procedures are being contested in all instances (administrative and judicial). The aggregate amount of these assessments, updated to take into account interests, fines and other items, is approximately 2,038 million euros. No provisions have been set aside for these matters, as the risk of them giving rise to liabilities is not probable. Telefónica Brasil has obtained independent expert reports supporting its position, i.e. that the aforesaid services are not subject to ICMS.

Regarding the Group’s main tax litigation in Peru, on March 20, 2013, notification was received of a first instance court decision upholding Telefónica Peru's arguments in three of the five objections filed by the authorities and appealed against in higher courts. Both the tax authorities and the Company have appealed against the decision in the court of second instance.

The assessment originally raised by the tax authorities amounted to 124 million euros comprising the tax charge, excluding interest and penalties. At the date of authorization for issue of this Annual Report, 80 million euros had been paid out (42 million euros of which was for penalties and interest paid in 2013). The Company has also obtained suspensive measures with respect to 340 million euros of the assessment within the process of appeals to the Ordinary Court. The Group and its legal advisors believe they have legal grounds to defend the Company’s interests in the appeal that is currently underway.

At the 2013 year-end, based on the final outcome of these assessments, and on the lawsuits and inspections in progress, it has not been deemed necessary to recognize additional liabilities in the Consolidated Financial statements.

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

Year ended December 31,	Dividends per share (euro)
2013 (1)	0.75
2012 (2)	−
2011 (3)	1.60
2010	1.40
2009	1.15
(1)
Company’s shareholder remuneration in 2013 consists of paying a dividend of 0.75 euros per share. A cash dividend of 0.35 euros per share was paid on November 6, 2013, charged against unrestricted reserves. The second tranche of the dividend of 0.40 euros per share will be paid in cash in the second quarter of 2014.

(2)	As of July 25, 2012, the Board of Directors cancelled the dividend and share buyback program corresponding to 2012 (including November 2012 and May 2013 cash and scrip payments, respectively).
(3)	A cash dividend of 0.77 euros per share was paid on November 7, 2011, charged against unrestricted reserves.
A cash dividend of 0.53 euros per share was paid on May 14, 2012, charged against unrestricted reserves. In addition, a scrip dividend of up to 0.30 euros was paid, consisting of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, and a subsequent capital increase by means of the issue of new shares to fulfill said allotments.

The Board of Directors, at its meeting held on February 27, 2014, agreed, regarding the 2014 dividend, to determine the amount thereof at 0.75 euros per share, payable in two tranches:

•	0.35 euro per share by means of a "scrip dividend" in the fourth quarter of 2014.

•	0.40 euro per share in cash in the second quarter of 2015.

Payments of any future dividends will be dependent on the Group’s earnings, cash generation, solvency, liquidity, flexibility to make strategic investments, and shareholder and investor expectations at the time, all of which may be influenced by a variety of factors. See “Cautionary Statement Regarding Forward-Looking Statements.”

Treasury shares and share buyback program

We have performed, and may consider performing, transactions with treasury shares and financial instruments or contracts that confer the right to acquire treasury shares or assets whose underlying is Company shares.

Treasury share transactions will always be for legitimate purposes, including:

•	undertaking treasury share acquisitions approved by the Board of Directors or pursuant to General Shareholders' Meeting resolutions;

•	honoring previous legitimate commitments assumed;

•	covering requirements for shares to allocate to employees and management under stock option plans; and

•
other purposes in accordance with prevailing legislation. In the past, treasury shares purchased on the stock market were exchanged for other shares-or securities (as in the case of preferred capital securities), swapped for stakes in other companies (e.g. China Unicom or Telco S.p.A.) or acquired to reduce the number of shares in circulation (by redeeming the shares acquired), thereby improving earnings per share.

Treasury share transactions will not be performed in any event based on privileged information or in order to intervene in free price formation. In particular, any of the conduct referred to in Articles 83.ter.1 of the Spanish Securities Market Law and 2 of Royal Decree 1333/2005 of November 11 implementing the Spanish Securities Market Law, with regards to market abuse will be avoided.

For a description on treasury shares, see Note 12 g) to our Consolidated Financial Statements.

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

The table below sets forth, for the periods indicated, the reported high and low quoted closing prices, as adjusted for all stock splits, for our shares on the Madrid Stock Exchange, which is the principal Spanish market for our shares, and our ADSs on the New York Stock Exchange:

	Per Share		Per ADS
	(in euro)		(in dollars)(1)
	High	Low	High	Low
Year ended December 31, 2009	19.750	13.690	29.69	17.24
Year ended December 31, 2010	19.820	14.875	28.55	17.81
Year ended December 31, 2011	18.655	12.690	27.08	16.61
Year ended December 31, 2012	13.710	8.630	17.76	10.25
Year ended December 31, 2013	13.105	9.492	18.02	12.43
Quarter ended March 31, 2012	13.710	12.300	17.76	16.31
Quarter ended June 30, 2012	12.345	8.847	16.06	11.05
Quarter ended September 30, 2012	11.580	8.630	15.02	10.25
Quarter ended December 31, 2012	10.855	9.930	14.18	12.58
Quarter ended March 31, 2013	11.500	9.492	14.96	12.43
Quarter ended June 30, 2013	11.350	9.613	14.86	12.60
Quarter ended September 30, 2013	11.545	9.718	15.59	12.60
Quarter ended December 31, 2013	13.105	11.265	18.02	15.45
Month ended September 30, 2013	11.545	10.435	15.59	13.72
Month ended October 31, 2013	13.105	11.705	18.02	15.78
Month ended November 30, 2013	12.910	12.090	16.98	16.09
Month ended December 31, 2013	11.930	11.265	16.34	15.45
Month ended January 31, 2014	12.515	11.390	16.90	14.97
Month ended February 28, 2014	11.480	11.105	15.59	14.96
Month ended March 31, 2014 (through March 19, 2014)	11.415	10.865	15.88	15.03
Source: Madrid Stock Exchange Information and Bloomberg.
(1) Until January 21, 2011, each ADS represented the right to receive three ordinary shares. As of January 21, 2011, the ADS-to-ordinary share ratio was changed, so that each ADS now represents the right to receive one ordinary share. The closing prices prior to January 21, 2011 reflect the adjustment for the ratio change.

On March 19, 2014, the closing price of our shares on the Automated Quotation System of the Spanish stock exchanges was 11.17 euro per share, equal to 15.55 dollars at the Noon Buying Rate on March 14, 2014, for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York on that date.

Our ADSs are listed on the New York Stock Exchange under the symbol “TEF”. Citibank, N.A. is the Depositary issuing ADSs in form of certificated ADSs (American Depositary Receipts, or ADRs) or uncertificated ADSs pursuant to the deposit agreement dated as of November 13, 1996, as amended as of December 3, 1999, and as further amended as of June 23, 2000, and as of March 9, 2007, among Telefónica, the Depositary and the holders from time to time of ADSs (the “Deposit Agreement”).

At December 31, 2013, 184,990,503 of our shares were held in the form of ADSs by 800 holders of record, including Cede & Co., the nominee of Depository Trust Company (“DTC”). The number of ADSs outstanding was 216,751,480 at December 31, 2012.

Spanish Securities Market Legislation

The Spanish Securities Markets Act (Ley del Mercado de Valores , or the LMV), enacted in 1988 and further amended, regulates the primary and secondary securities markets in Spain by establishing principles for their organization and operation, rules governing the activities of persons and institutions operating in these markets and a system for their supervision. This legislation and the regulation implementing it (mainly, as far as private issuers are concerned, the Royal Decree 1310/2005, of November 4, in relation to the issuance of securities and its admission to listing in official secondary markets, and Royal Decree 1362/2007, of October 19, concerning the transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market):

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

In December 2012, Royal Decree 1698/2012, amending regulations regarding prospectus and transparency requirements due on securities issues by the transposition of Directive 2010/73/EU of the European Parliament and of the Council of November 24, 2010, by amending Directive 2003/71/EC on the prospectus to be published when securities are offered to the public or admitted to trading and Directive 2004/109/EC on the harmonization of transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market, pursues essentially the reduction of administrative burdens related to the publication of a prospectus for the public offering of securities and admission to trading on markets within the European Union.

On March 20, 2013, ECC/461/2013 regulation was approved. This regulation establishes the content and structure of the annual report on corporate governance, the annual compensation report and other information mechanisms for public listed companies, the savings bank and other entities that issue securities admitted to trading on regulated securities markets. The aforementioned regulation was amended by Order ECC/2515/2013, of December 26, which develops article 86.2 of the LMV."

On June 12, 2013, Circular 5/2013 of the National Securities Market Commission (CNMV), was approved. This regulation establishes the templates of the annual report on corporate governance for public listed companies, savings banks and other entities that issue securities admitted to trading on regulated markets. This regulation is applicable to the annual reports on corporate governance that issuers must submit from January 1, 2014.

On June 12, 2013, Circular 4/2013, the National Securities Market Commission (CNMV), was approved. This regulation establishes the templates of the Annual Director´s compensation report for public listed companies and members of the board of directors and the supervisory board of savings banks that issue securities admitted to trading on regulated securities markets. This regulation is applicable to the compensation report for the year 2013 and will be put to a vote by the ordinary general shareholders’ meeting to be held from January 1, 2014, on a consultative basis and as a separate item on the agenda.

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

Clearance and settlement system

The Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores S.A.U. , formerly Iberclear, was created by the Ley 44/2002 de Medidas de Reforma del Sistema Financiero , enacted on November 22, 2002, to increase the efficiency of the Spanish financial markets. Such law introduced a new article, 44-bis to the LMV which established the framework for the constitution of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores S.A.U.

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

Corporate Objectives

Article 5 of Title I of our bylaws sets forth our corporate purposes:

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

Significant Differences in Corporate Governance Practices

Corporate governance guidelines

For a description of our corporate governance practices see “Item 16G. Corporate Governance.”

Description of Our Capital Stock

Description of share capital

At March 21, 2014, our issued share capital consisted of 4,551,024,586 ordinary registered shares with a nominal value of 1.00 euro each.

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

C. Material Contracts

Material Contracts Related to Our Investment in Telecom Italia

On April 28, 2007, we, together with a group of Italian investors (the “Italian Investors”), including Assicurazioni Generali S.p.A. (“Generali”), Sintonia S.A. (“Sintonia”), Intesa Sanpaolo S.p.A. (“Intesa Sanpaolo”) and Mediobanca S.p.A. (“Mediobanca”), entered into a co-investment agreement, (the “Co-Investment Agreement”), to establish the terms and conditions for our participation in what is now Telco. Through Telco, on October 23, 2007, we and the Italian Investors purchased the entire share capital of Olimpia S.p.A., or Olimpia, which held approximately 18% of the ordinary share capital of Telecom Italia. As of the date of this Annual Report, the Italian Investors hold a total of 34% of Telco’s share capital and we hold the remaining 66%.

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

On November 19, 2007, the parties to the Shareholders’ Agreement amended the Shareholders’ Agreement as well as the bylaws of Telco to include the specific limitations imposed by ANATEL as initially posted on its website on October 23, 2007, and subsequently published on November 5, 2007, as ANATEL’s “Ato” No. 68,276 dated October 31, 2007. We refer to such agreement as the Amendment to the Shareholders’ Agreement.

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

On February 29, 2012, the Existing Shareholders entered into a renewal agreement (the “Second Renewal Agreement”) in which the parties agreed to terminate, effective the date of the Second Renewal Agreement, the Prior Shareholders’ Agreement and enter into a new shareholders agreement for a period of three years on the same terms and conditions set out in the original Shareholders’ Agreement dated as of April 28, 2007, between the Existing Shareholders and Sintonia S.A., as subsequently amended and supplemented in 2007, 2009, 2010 and pursuant to the 2010 Amendment Agreement, subject to the amendments and integrations set forth therein (the “New Shareholders’ Agreement”). Further, on February 29, 2012, the call option granted to Telefónica to purchase shares of Telecom Italia held by Telco pursuant to the Prior Shareholders’ Agreement was extended to February 28, 2015, pursuant to an amendment deed to the Option Agreement (the “Telefónica Option Amendment Deed”) entered into between Telefónica and Telco.

In addition, on February 29, 2012, the Existing Shareholders undertook to take actions to ensure the refinancing of Telco’s financial indebtedness through appropriate financial instruments, contractual agreements and/or corporate transactions in proportion to their respective shareholdings of Telco.

On May 31, 2012, Telefónica, Assicurazioni Generali, S.p.A. (for its own account and in the name and on behalf of the following Generali’s subsidiaries, Generali Vie, S.A. Alleanza Toro, S.p.A. Generali Italia, S.p.A. (now incorporating INA Assitalia S.p.A.) Generali Lebensversicherung AG), Intesa Sanpaolo, S.p.A., Mediobanca – Banca di Credito Finanziario, S.p.A. (together the "Shareholders") and Intesa Sanpaolo, S.p.A., Mediobanca – Banca di Credito Finanziario, S.p.A., Unicredit, S.p.A., Société Générale, HSBC Bank (together the "2012 Lenders") entered into a Pledged Shares Option Agreement (the "2012 Pledged Shares Option Agreement") providing, among other things, for the right of the Shareholders to call and acquire from the 2012 Lenders at the terms and conditions referred to therein, any Telecom Italia S.p.A. ordinary shares that would have been appropriated by the 2012 Lenders in case of enforcement of the pledge (the "2012 Share Pledge") created under and pursuant to the share pledge agreement entered into on May 31, 2012, between Telco S.p.A., as pledgor, and the 2012 Lenders, as secured creditors.

•
On September 24, 2013, Telefónica and the remaining shareholders of the Italian company Telco, S.p.A. (which holds a capital stake of 22.4% of the voting share capital of Telecom Italia, S.p.A.) reached an agreement by virtue of which:

−
Telefónica subscribed for and paid out a capital increase in Telco, S.p.A., through the contribution of 324 million euros in cash, receiving in return non-voting shares of Telco, S.p.A. As a result of this capital increase, the interest held by Telefónica in the voting share capital of Telco, S.p.A. remained unchanged (i.e. 46.18%), although its interest in the total share capital of Telco, S.p.A. has increased to 66%. The current governance structure at Telco, S.p.A. remained unaffected, including the obligation by Telefónica of abstaining from participating or influencing in any decisions which could affect the markets in which both, Telefónica and Telecom Italia, S.p.A., are present.

−
Subject to receiving any required anti-trust and telecommunications approvals (including in Brazil and Argentina), Telefónica will subscribe for and pay out a second capital increase in Telco, S.p.A., through the contribution of 117 million euros in cash and will receive in return non-voting shares of Telco, S.p.A. As a result of this second capital increase, the interest of Telefónica in the voting share capital of Telco, S.p.A. will remain unchanged (i.e. 46.18%), although its interest in the total share capital will be then increased to 70%.

−
Starting from January 1, 2014, subject to receiving any required anti-trust and telecommunications approvals (including in Brazil and Argentina), Telefónica may convert all or a portion of its non-voting shares in Telco, S.p.A. into voting shares in Telco, S.p.A., representing no more than 64.9% of the voting share capital of Telco, S.p.A.

−
The Italian shareholders of Telco, S.p.A. have granted Telefónica a call option to acquire all of their shares in Telco, S.p.A., whose exercise is subject to receiving any required anti-trust and telecommunications approvals (including in Brazil and Argentina). The call option may be exercised by Telefónica starting from January 1, 2014, while the Shareholders Agreement remains in effect, except (i) between June 1, 2014, and June 30, 2014, and between January 15, 2015, and February 15, 2015, and (ii) during certain periods, if the Italian shareholders of Telco, S.p.A. request the demerger of Telco, S.p.A.

As of the date of this Annual Report, the approvals that are necessary for the implementation of the transactions contemplated in the agreement dated September 24, 2013 and subscribed between Telefónica and the remaining shareholders of the Italian company Telco S.p.A. have not yet been obtained.

•	On December 4, 2013, the Brazilian Antitrust Regulator, Conselho Administrativo de Defesa Econômica (CADE) announced, the two following decisions:

1.
To approve, with the restrictions mentioned below, the acquisition by Telefónica of the entire participation held by Portugal Telecom, SGPS S.A., and PT Móveis - Serviços de Telecomunicações, SGPS, S.A., (the “PT Companies”) in Brasilcel N.V., which controlled the Brazilian mobile company, Vivo Participações S.A.

It must be noted that such transaction was approved by ANATEL(Brazilian Telecommunications Regulation Authority) and the closing (which did not require CADES´s prior approval at the time), occurred immediately after such ANATEL's approval, on September 27, 2010.

The above mentioned decision has been granted by CADE conditional on:

(a)
The entry of a new shareholder in Vivo, sharing with Telefónica the control of Vivo in conditions identical to those that were applicable to the PT Companies when they had a participation in Brasilcel N.V., or

(b)	That Telefónica ceases to have any direct or indirect financial interest in TIM Participações S.A.

2.
To impose on Telefónica a fine of 15 million Brazilian Reais, for having allegedly breached the spirit and the goal of the agreement signed between Telefónica and CADE (as a condition to the approval of Telefónica´s original acquisition of an interest in Telecom Italia in 2007), due to the subscription of non-voting shares of Telco on a recent capital increases. This decision also requires Telefónica to divest such non-voting shares of Telco S.p.A.

The timing for the accomplishment of the conditions and obligations imposed by CADE on both decisions was classified by CADE as confidential and reserved information.

•
On December 13, 2013, Telefónica, S.A. announced, in relation to the two decisions adopted by CADE on its December 4, 2013 session, that the Company considers that the remedies imposed were unreasonable and therefore, is further analyzing the possibility of initiating the appropriate legal actions.

In line with such course of action, and to reinforce our strong commitment with the previous obligations undertaken by Telefónica to remain separate from Telecom Italia´s Brazilian businesses, Telefónica, S.A., highlighted in the aforementioned announcement, that Mr. César Alierta Izuel and Mr. Julio Linares López have decided to resign, with immediate effect, from their positions as Directors of Telecom Italia; and Mr. Julio Linares has decided to resign, with immediate effect, from his position in the slate submitted by Telco, S.p.A. for the potential re-election of the Board of Directors of Telecom Italia in the Shareholders Meeting of the aforementioned company, called for December 20, 2013.

For the same reasons, Telefónica, S.A., indicated that, without prejudice of any of the rights recognized in Telco, S.p.A. Shareholder`s Agreement, has decided for the time being not to avail of its right to appoint two Directors in the Board of Directors of Telecom Italia.

On November 27, 2013, the Shareholders and the 2012 Lenders entered into certain contractual arrangements pursuant to which the 2012 Share Pledge was released and the 2012 Pledged Shares Option Agreement was terminated.

On November 27, 2013, a new pledged shares option agreement (the "2013 Pledged Shares Option Agreement") was entered into between, inter alias, the Shareholders and Intesa Sanpaolo, S.p.A. and Mediobanca - Banca di Credito Finanziario S.p.A. (the "2013 Lenders") to establish the terms and conditions which would govern the Shareholders’ call option (the "2013 Call Option") to acquire from the 2013 Lenders at the terms and conditions referred to therein, any Telecom Italia S.p.A. ordinary shares (the "2013 Pledged Shares") that would have been appropriated by the 2013 Lenders in case of enforcement of the pledge (the "2013 Share Pledge") created under and pursuant to the share pledge agreement entered into on  November 27, 2013 between Telco S.p.A. and 2013 Lenders as security for the obligations of Telco S.p.A. under the new facility agreement entered into between Telco S.p.A. and the 2013 Lenders on October 4, 2013 (the "New Banking Facility Agreement").

Material Contract Related to Our Investment in China Unicom

On September 6, 2009, Telefónica and China Unicom entered into a subscription agreement, (the “Subscription Agreement”), pursuant to which each party conditionally agreed to invest the equivalent of 1 billion U.S. dollars in the other party through the acquisition of shares in the other party. Moreover, both parties entered into a strategic alliance agreement which provides for, among other areas for cooperation, joint procurement of infrastructure and client equipment, common development of mobile service platforms, joint provisions of service to multinational customers, roaming, research and development, sharing of best practices and technical, operational and management know-how, joint development of strategic initiatives in the area of network evolution, joint participation in international alliances and exchanges of senior management.

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

On January 23, 2011, Telefónica and China Unicom entered into an extension to their already existing strategic alliance agreement (the “Enhanced Strategic Alliance Agreement”) in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas and through which, upon the terms and conditions set out thereof, each party agreed to invest the equivalent of 500 million U.S. dollars in ordinary shares of the other party toward the alliance. Furthermore, we agreed to propose the appointment of a director nominated by China Unicom.

Pursuant to the Enhanced Strategic Alliance Agreement, Telefónica, through its wholly-owned subsidiary, Telefónica Internacional acquired 282,063,000 ordinary shares of China Unicom through several transactions executed in the period between January 25, 2011 and September 7, 2011, investing an aggregate amount equivalent to approximately 500 million U.S. dollars (equivalent to 358 million euros).

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

Since their strategic alliance agreement signed in September 2009, Telefónica and China Unicom have made significant progress in various areas of cooperation. In this respect, we believe that this agreement will enhance this alliance and deepen cooperation between the two companies in the areas of procurement, mobile service platforms, service to multinational customers, wholesale carriers, roaming technology/R&D, international business development, cooperation and sharing of best practices.

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

On July 21, 2012, the aforementioned agreement was complemented by a Supplemental Agreement which determined the acquisition of the shares at a price of HK$10.02 per share, for a total amount of HK$10,759,246,752.42 (approximately 1,142 million euros). The transaction was completed on July 30, 2012, after obtaining the relevant regulatory authorizations.

As of the date of this Annual Report, Telefónica’s shareholding in China Unicom amounts to 5.01% of its capital stock and Mr. César Alierta, chairman of Telefónica, S.A. is a member of the Board of Directors of China Unicom.

Material Contract related to the sale of Customer Relationship Management (CRM) business, Atento.

As a result of the sale agreement of Atento by Telefónica, announced on October 12, 2012 and ratified on December 12, 2012, both companies signed a Master Service Agreement which regulates Atento’s relationship with the Telefónica Group as a service provider for a period of nine years.

By virtue of this agreement, Atento became Telefónica’s preferred Contact Center and Customer Relationship Management (CRM) service provider, stipulating annual commitments in terms of turnover which updates in line with inflation and deflation that vary from country to country, pursuant to the volume of services Atento has been providing to the entire Group.

In the case of an eventual failure to meet the annual turnover commitments that could result in compensation, which would be calculated based on the difference between the actual amount of turnover and the predetermined commitment, applying a percentage based on the Contract Center’s business margin to the final calculation.

Lastly, the Master Agreement sets forth a reciprocal arrangement, whereby Atento assumes similar commitments to subscribe its telecommunications services to Telefónica.

Agreement for the acquisition of E-Plus

Telefónica, S.A. and its German listed subsidiary Telefónica Deutschland Holding AG (hereinafter, “Telefónica Deutschland”) on July, 23, 2013 entered into an agreement (amended on August 26, 2013) with the Dutch company Koninklijke KPN NV (hereinafter, “KPN”) under which Telefónica Deutschland committed itself to acquire the shares of the German subsidiary of KPN, E-Plus Mobilfunk GmbH & Co. KG (hereinafter, “E-Plus”), receiving KPN, as consideration, 24.9% of Telefónica Deutschland and 3,700 million euros.

Telefónica committed to subsequently acquire from KPN, 4.4% of Telefónica Deutschland for a total amount of 1,300 million euros, consequently, after the aforementioned acquisition, KPN’s stake in Telefónica Deutschland will be reduced to 20.5%.

Telefónica also committed to subscribe the proportional corresponding share in the capital increase approved by Telefónica Deutschland in the Extraordinary General Meeting held on February, 11, 2014, to finance the cash consideration of the transaction.

The closing of this transaction is subject to certain conditions of which only the relevant authorization from the Competition Authority remains.

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

At December 31, 2013, we held 29,411,832 shares of treasury stock, representing 0.64627% of our capital stock. At December 31, 2012, we held 47,847,810 shares of treasury stock, representing 1.05136% of our capital stock. As a part of our shareholders’ remuneration policy, we have implemented various share buyback programs since 2003. For further description about our shareholders’ return, see “Item 8. Financial Information—Dividend Information and Share Buyback Programs.”

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

Dividends payable by us to non-residents of Spain ordinarily are subject to a Spanish withholding tax. For the tax implications of dividends to U.S. Holders (as defined below), see “—Taxation.”

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

The U.S. Treasury has expressed concerns that parties to whom American depositary receipts are released before shares are delivered to the depositary, or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary receipts, may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of American depositary receipts. Such actions would also be inconsistent with the claiming of the reduced rates of tax applicable to dividends received by certain non-corporate U.S. Holders. Accordingly, the availability of foreign tax credits to U.S. Holders of ADSs and the reduced tax rates for dividends received by certain non-corporate U.S. Holders of ADSs, each as described below, could be affected by actions taken by such parties or intermediaries.

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

Taxation of capital gains

For Spanish tax purposes, income obtained from the sale of ADSs or ordinary shares of Telefónica will be treated as capital gains. Spanish non-resident income tax is currently levied at a 21% tax rate on capital gains obtained by persons not residing in Spain for tax purposes who are not entitled to the benefit of any applicable treaty for the avoidance of double taxation.

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

Expenses of Transfer

Transfers of shares or ADSs will be exempt from any transfer tax (Impuesto sobre Transmisiones Patrimoniales) or VAT. Additionally, no stamp tax will be levied on such transfers.

U.S. Federal Income Tax Considerations

Taxation of dividends

Distributions received by a U.S. Holder on shares or ADSs, including the amount of any Spanish taxes withheld, other than certain pro rata distributions of shares to all shareholders (including ADS holders), will constitute foreign-source dividend income to the extent paid out of Telefónica’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Because Telefónica does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. The amount of dividend income paid in euro that a U.S. Holder will be required to include in income will equal the U.S. dollar value of the distributed euro, calculated by reference to the exchange rate in effect on the date the payment is received by the Depositary (in the case of ADSs) or by the U.S. Holder (in the case of shares), regardless of whether the payment is converted into U.S. dollars on the date of receipt. If the dividend is converted to U.S. dollars on the date of receipt, a U.S. Holder will generally not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of its receipt. Gain or loss that a U.S. Holder realizes on a sale or other disposition of euro will be U.S.-source ordinary income or loss. Corporate U.S. Holders will not be entitled to claim the dividends-received deduction with respect to dividends paid by Telefónica. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends received by certain non-corporate U.S. Holders will be taxable at rates applicable to long-term capital gains. Non-corporate U.S. Holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at these favorable rates.

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

Taxation upon sale or other disposition of shares or ADSs

A U.S. Holder will generally recognize U.S.-source capital gain or loss on the sale or other disposition of shares or ADSs. Any such gain or loss will be long-term capital gain or loss if the U.S. Holder has held such shares or ADSs for more than one year. The amount of the U.S. Holder’s gain or loss will be equal to the difference between such U.S. Holder’s tax basis in the shares or ADSs sold or otherwise disposed of and the amount realized on the sale or other disposition, as determined in U.S. dollars.

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

Passive foreign investment company rules

Telefónica believes that it was not a PFIC for U.S. federal income tax purposes for its 2013 taxable year. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that Telefónica will not be considered a PFIC for any taxable year. If Telefónica were treated as a PFIC for any taxable year during which a U.S. Holder owned a share or ADS, certain adverse tax consequences could apply to the U.S. Holder.

If Telefónica were treated as a PFIC for any taxable year during which a U.S. Holder owned a share or ADS, gain recognized by a U.S. Holder on a sale or other disposition of such share or ADS would be allocated ratably over the U.S. Holder’s holding period for the share or ADS. The amounts allocated to the taxable year of the sale or other disposition and to any year before Telefónica became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the resulting tax liability. The same treatment would apply to any distribution in respect of shares or ADSs to the extent it exceeds 125% of the average of the annual distributions on shares or ADSs received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the shares or ADSs.

In addition, if Telefónica were treated as a PFIC in a taxable year in which it pays a dividend or in the prior taxable year, the favorable dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

If we are a PFIC for any taxable year during which a U.S. Holder owned our shares or ADSs, the U.S. Holder will generally be required to file IRS Form 8621 with its annual U.S. federal income tax return, subject to certain exceptions.

Information reporting and backup withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and may be subject to backup withholding unless the U.S. Holder is a corporation or other exempt recipient or, in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders who are individuals and certain specified entities, may be required to report information relating to stock of a non-U.S. person, subject to certain exceptions (including an exception for stock held through a U.S. financial institution). U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of this legislation on their ownership and disposition of shares or ADSs.

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

Until January 21, 2011, each ADS represented the right to receive three ordinary shares of capital stock of 1.00 euros nominal value each, of Telefónica, S.A. Citibank, in its capacity as Depositary, effected a ratio change on the Telefónica, S.A.’s ADR program so that each ADS now represents the right to receive one ordinary share. The effective date of the ratio change was January 21, 2011. The Depositary issues ADSs in the form of certificated ADSs (American Depositary Receipts, or ADRs) or uncertificated ADSs pursuant to the Deposit Agreement.

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
Expenses payable at the sole discretion of the Depositary (billed or deducted from cash distributions to person holding ADSs on applicable record date established by the Depositary)
(1)   In the case of ADSs issued by the Depositary into DTC or presented to the Depositary via DTC, the ADS issuance and cancellation fees will be payable to the Depositary by DTC Participant(s) receiving the ADSs from the Depositary or the DTC Participant(s) surrendering the ADSs to the Depositary for cancellation, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC Participant(s) to the account(s) of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participant(s) as in effect at the time.
(2)   For ADSs held through DTC, the Depositary fees for distributions other than cash and the Depositary service fee are charged by the Depositary to the DTC Participants in accordance with the procedures and practices prescribed by DTC from time to time and the DTC Participants in turn charge the amount of such fees to the beneficial owners for whom they hold ADSs.

The Depositary has agreed to reimburse or pay on behalf of Telefónica, S.A., certain reasonable expenses related to our ADS program and incurred by us in connection with the program (such as NYSE listing fees, legal and accounting fees incurred with preparation of Form 20-F and ongoing SEC compliance and listing requirements, distribution of proxy materials, investor relations expenses, etc.). The Depositary has covered all such expenses incurred by us during 2013 for an amount of 7.4 million dollars. The amounts the Depositary reimbursed or paid are not perforce related to the fees collected by the depositary from ADS holders.

As part of its service to us, the Depositary has agreed to waive certain expenses for the standard costs associated with the administration of our ADS program for the year ended December 31, 2013.

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

Telefónica management assessed the effectiveness of Telefónica’s internal control over financial reporting as of December 31, 2013. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 1992 framework) in Internal Control – Integrated Framework. Based on its assessment and those criteria, Telefónica management believes that at December 31, 2013, Telefónica’s internal control over financial reporting is effective.

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

Item 16B. Code of Ethics

In December 2006, we adopted a code of business conduct and ethics, the Telefónica Business Principles, which apply to all Telefónica Group employees. In March 2008, we decided to modify such Business Principles in order to gather in them all components of the code of ethics definition in Section 406 of Sarbanes-Oxley Act, and consequently our code of ethics for senior officers was replaced by the Telefónica Business Principles. These Principles were further modified on October 8, 2010, in order to include a new principle of privacy and data protection. -A copy of the Telefónica Business Principles is filed as an Exhibit to this Annual Report. For more information, please see “Item 16G. Corporate Governance Code of Ethics.”

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

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The number of shares of treasury stock at December 31, 2013, amounted to 29,411,832 (47,847,810 at December 31, 2012). These treasury shares are directly owned by Telefónica, S.A.

Year ended December 31, 2013
Period of Fiscal Year	Total Number of Shares Purchased	Average Price Paid per Share (euro)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs(1)
January 1 to January 31	8,954,160	10.59	185,094
February 1 to February 28	29,723,321	10.02	204,854
March 1 to March 31	7,614,316	10.92	181,762
April 1 to April 30	900,000	10.94	185,563
May 1 to May 31	14,575,000	10.90	181,479
June 1 to June 30	5,250,000	9.83	192,337
July 1 to July 31	8,209,736	9.90	200,976
August 1 to August 31	11,879,426	10.73	174,649
September 1 to September 30	4,606,151	11.15	170,305
October 1 to October 31	3,628,588	12.65	151,537
November 1 to November 30	7,907,686	12.41	150,997
December 1 to December 31	9,906,165	11.54	31,857
Total	113,154,549	10.73	2,011,410
(1)	Under employee share plans a maximum of 2,011,410 shares could be assigned to employees participating in voluntary plans. See—Note 19 to our Consolidated Financial Statements.

For a more detailed description of our plans or programs, see “Item 8. Financial Information—Dividend Information and Shareholders’ Return” and Note 19 to our Consolidated Financial Statements.

Item 16F. Change in Registrant’s Certifying Accountant

During the years ended December 31, 2012 and 2013 and through the date of this Annual Report, the principal independent accountant engaged to audit our financial statements, Ernst & Young, S.L., has not resigned, indicated that it has declined to stand for re-election after the completion of its current audit or been dismissed. For each of the years ended December 31, 2012 and 2013, Ernst & Young, S.L. has not expressed reliance on another accountant or accounting firm in its report on our audited annual accounts for such periods.

Item 16G. Corporate Governance

Significant Differences in Corporate Governance Practices

Corporate governance guidelines

In Spain, companies with securities listed on a Spanish stock exchange are expected to follow the Conthe Code published in May 2006, which contains corporate governance and shareholder disclosure recommendations. It combines and substitutes the former Spanish Corporate Governance Codes: the Olivencia Code of Good Governance and the Aldama Report. Spanish listed companies are required by law to publish an Annual Report on Corporate Governance and a Report on the Compensation Policy of the Board of Directors. Additionally, Spanish listed companies are required to publish their corporate governance information on their websites. We base our corporate governance procedures on the recommendations of the Conthe Code. As part of our corporate governance procedures, we have adopted regulations for our Board of Directors that govern, among other things, director qualification standards, responsibilities, compensation, access to management information, the Board of Directors’ purpose and each of our Board Committee’s purpose and responsibilities. Moreover, we have a Regulation of the General Shareholders’ Meeting that aims to reinforce its transparency, providing shareholders with a framework guaranteeing and facilitating exercise of their rights. The Annual Report on Corporate Governance published by us provides a detailed explanation of our corporate governance procedures and explains the role and duties of our Board of Directors and Board Committees. Our Annual Report on Corporate Governance and the Report on the Compensation Policy of the Board of Directors of Telefónica, S.A. are available on our website at www.telefonica.com. None of the information contained on our website is incorporated in this Annual Report.

Committees

We have had an Audit and Control Committee since 1997. Our Audit and Control Committee is composed of five non-executive directors, all of whom are deemed Rule 10A-3 independent by our Board of Directors. The functions, composition and competencies of this Committee are regulated by the Bylaws and the Board of Directors’ Regulations and are similar to those required by the New York Stock Exchange. The Audit and Control Committee shall consist of not less than three directors appointed by our Board of Directors. All Committee members shall be external directors. When appointing such members, our Board of Directors shall take into account the appointees’ knowledge and experience in matters of accounting, auditing and risk management.

We have had a Nominating, Compensation and Corporate Governance Committee since 1997, which is composed of five external directors. The functions, composition and competencies of this Committee are regulated by the Bylaws and the Board of Directors’ Regulations and are very similar to those required by the NYSE. The Nominating, Compensation and Corporate Governance Committee shall consist of not less than three directors appointed by the Board of Directors. All members of the Committee must be external directors and the majority thereof must be independent. The chairman of the Nominating, Compensation and Corporate Governance Committee, who shall in all events be an independent director, shall be appointed from among its members.

Additionally we have a Regulation Committee, a Service Quality and Customer Service Committee, an Institutional Affairs Committee, an Innovation Committee and a Strategy Committee. The functions, composition and competencies are regulated by the Board of Directors’ Regulations.

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

Non-Executive Director Meetings

Pursuant to the NYSE listing standards, non-executive directors of U.S.-listed companies must meet on a regular basis without management present and the company must disclose a method for any interested parties to communicate directly with the non-executive directors. As a group, our non-executive directors do not meet formally without management present. Nevertheless, the Audit and Control Committee, the Nominating, Compensation and Corporate Governance Committee, the Institutional Affairs Committee, the Service Quality and Customer Service Committee, Regulation Committee, Strategy Committee and the Innovation Committee is composed exclusively of non-executive directors, thus giving each of these committees, the chance to analyze and discuss any matter related to our management, within its respective area of responsibility.

In addition, since May 2013, we have a lead independent director with the title “Coordinating Independent Director”, who our By-laws grant the right to have a say on key elements of governance structure that most companies in Spain and around the world, reserve to the Board of Directors.

According to our By-laws (Art. 32) the independent director who is “Coordinating Independent Director”, will:

a)     Coordinate the work of the External Directors and echo the concerns of such Directors.

b)     Request the Chairman of the Board of Directors to call a meeting of the Board when appropriate in accordance with the rules of corporate governance.

c)     Request the inclusion of certain matters in the agenda of the meetings of the Board of Directors.

d)     Oversee the evaluation by the Board of Directors of the Chairman thereof.

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

Item 18. Financial Statements

Please see pages F-4 through F-151.

Item 19. Exhibits

Exhibit Number	Description
1.1	Amended and Restated bylaws (English translation)
4.1	Shareholders’ Agreement dated as of April 28, 2007 among Telefónica, S.A., Assicurazioni Generali S.p.A., Sintonia S.A., Intesa Sanpaolo S.p.A., Mediobanca S.p.A.**
4.2	Co-investment Agreement dated as of April 28, 2007 among Telefónica, S.A., Assicurazioni Generali S.p.A., Sintonia S.A., Intesa Sanpaolo S.p.A., Mediobanca S.p.A.**
4.3	Call Option Agreement, dated November 6, 2007, between Telefónica, S.A. and Telco***
4.4	Amendment to the Shareholders’ Agreement and Bylaws, dated November 19, 2007 among Telefónica, S.A., Generali, Sintonia S.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.***
4.5
Renewal Agreement, dated October 28, 2009, by and among Telefónica, S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A., Generali Lebensversicherung A.G.), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A. ****

4.6	Amendment Deed to the Call Option, dated October 28, 2009, by and between Telefónica, S.A. and Telco S.p.A. ****
4.7	Subscription Agreement, dated September 6, 2009 between Telefónica, S.A. and China Unicom (Hong Kong) Limited*****
4.8	Enhanced Strategic Alliance Agreement dated January 23, 2011 between Telefónica, S.A. and China Unicom (Hong Kong) Limited ******
4.9
Amendment Deed, dated December 10, 2010, by and among Telefónica, S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A. ********

4.10
Second Renewal Agreement, dated February 29, 2012, by and among Telefónica, S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A. ********

4.11	Amendment Deed to Call Option Agreement, dated February 29, 2012, between Telefónica and Telco ********
4.12
Share Purchase Agreement for the Sale and Purchase of Shares in China Unicom (Hong Kong) Limited, dated June 10, 2012 and Supplemental Agreement, dated July 21, 2012, between Telefónica Internacional S.A.U. and a 100% owned subsidiary of China United Network Communications Group Company Limited *********

4.13	Agreement for the Sale and Purchase of Customer Relationship Management business, Atento, dated October 12, 2012 **********
4.14	Share Purchase Agreement entered into between Koninkljke KPNN N.V., Telefónica S.A. and Telefonica Deutchsland Holding AG, dated July 23, 2013.(1)
4.15	First Amendment Agreement to the Share Puchase Agreement entered into between Koninkljke KPNN N.V., Telefónica S.A. and Telefonica Deutchsland Holding AG, dated July 23, 2013.; dated August 26, 2013.
8.1	Subsidiaries of Telefónica (see Note 1 to the Consolidated Financial Statements and Appendix VI thereto)
11.1	Code of Ethics (“Telefónica Business Principles”) *******
12.1	Certification of César Alierta Izuel, Chief Executive Officer of Telefónica, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Miguel Escrig Meliá, Chief Financial Officer of Telefónica, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm
*	Incorporated by reference to Telefónica’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009.
**	Incorporated by reference to Telefónica’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006.
***	Incorporated by reference to Telefónica’s Schedule 13D/A filed on November 26, 2007.
****	Incorporated by reference to Telefónica’s Schedule 13D/A filed on November 23, 2009.
*****	Incorporated by reference to Telefónica’s Schedule 13D/A filed on September 17, 2009.
******	Incorporated by reference to Telefónica’s Schedule 13D filed on February 8, 2011.
*******	Incorporated by reference to Telefónica’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010.
********	Incorporated by reference to Telefónica’s Schedule 13 D/A filed on March 12, 2012.
*********	Incorporated by reference to Telefónica’s Schedule 13 D/A filed on June 13, 2012 and Schedule 13 D/A filed on August 1, 2012.
**********	Incorporated by reference to Telefónica’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013.

(1)	Confidential treatment has been requested with respect to certain portions of this agreement. Confidential portions have been redacted and separately filed with the SEC.

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

Date:  March 21, 2014

2013

Consolidated Financial Statements (Consolidated Annual Accounts)

Telefónica, S.A. and subsidiaries composing the Telefónica Group.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Telefónica, S.A.

We have audited Telefónica, S.A.’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). Telefónica, S.A.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Telefónica, S.A.’s internal control over financial reporting based on our audit.

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

In our opinion, Telefónica, S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Telefónica, S.A. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2013 and our report dated March 21, 2014 expressed an unqualified opinion thereon.

ERNST & YOUNG, S.L.

/s/ Ignacio Viota del Corte
Ignacio Viota del Corte

Madrid, Spain
March 21, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Telefónica, S.A.

We have audited the accompanying consolidated statements of financial position of Telefónica, S.A. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2013. These consolidated financial statements are the responsibility of Telefónica, S.A.’s Directors. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telefónica, S.A. and subsidiaries as of December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Telefónica S.A.’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated March 21, 2014 expressed an unqualified opinion thereon.

ERNST & YOUNG, S.L.

/s/ Ignacio Viota del Corte
Ignacio Viota del Corte

Madrid, Spain
March 21, 2014

Consolidated Statements of financial position
Millions of euros	NOTE	2013	2012
ASSETS
A) NON-CURRENT ASSETS		89,597	104,177
Intangible assets	(Note 6)	18,548	22,078
Goodwill	(Note 7)	23,434	27,963
Property, plant and equipment	(Note 8)	31,040	35,021
Investments accounted for by the equity method	(Note 9)	2,424	2,468
Non-current financial assets	(Note 13)	7,775	9,339
Deferred tax assets	(Note 17)	6,376	7,308
B) CURRENT ASSETS		29,265	25,596
Inventories		985	1,188
Trade and other receivables	(Note 11)	9,640	10,711
Current financial assets	(Note 13)	2,117	1,872
Tax receivables	(Note 17)	1,664	1,828
Cash and cash equivalents	(Note 13)	9,977	9,847
Non-current assets held for sale	(Note 2)	4,882	150
TOTAL ASSETS (A+B)		118,862	129,773

	NOTE	2013	2012
EQUITY AND LIABILITIES
A) EQUITY		27,482	27,661
Equity attributable to equity holders of the parent and other holders of equity instruments	(Note 12)	21,185	20,461
Equity attributable to non-controlling interests	(Note 12)	6,297	7,200
B) NON-CURRENT LIABILITIES		62,236	70,601
Non-current interest-bearing debt	(Note 13)	51,172	56,608
Non-current trade and other payables	(Note 14)	1,701	2,141
Deferred tax liabilities	(Note 17)	3,063	4,788
Non-current provisions	(Note 15)	6,300	7,064
C) CURRENT LIABILITIES		29,144	31,511
Current interest-bearing debt	(Note 13)	9,527	10,245
Current trade and other payables	(Note 14)	15,221	17,089
Current tax payables	(Note 17)	2,203	2,522
Current provisions	(Note 15)	1,271	1,651
Liabilities associated with non-current assets held for sale	(Note 2)	922	4
TOTAL EQUITY AND LIABILITIES (A+B+C)		118,862	129,773
The accompanying Notes 1 to 23 and Appendices I to VII are an integral part of these consolidated statements of financial position.

Consolidated income statements
Millions of euros	NOTES	2013	2012	2011
INCOME STATEMENTS
Revenues	(Note 18)	57,061	62,356	62,837
Other income	(Note 18)	1,693	2,323	2,107
Supplies		(17,041)	(18,074)	(18,256)
Personnel expenses		(7,208)	(8,569)	(11,080)
Other expenses	(Note 18)	(15,428)	(16,805)	(15,398)
Depreciation and amortization	(Note 18)	(9,627)	(10,433)	(10,146)
OPERATING INCOME		9,450	10,798	10,064
Share of loss of investments accounted for by the equity method	(Note 9)	(304)	(1,275)	(635)
Finance income		933	963	827
Exchange gains		3,323	2,382	2,795
Finance costs		(3,629)	(4,025)	(3,609)
Exchange losses		(3,493)	(2,979)	(2,954)
Net financial expense	(Note 16)	(2,866)	(3,659)	(2,941)
PROFIT BEFORE TAX		6,280	5,864	6,488
Corporate income tax	(Note 17)	(1,311)	(1,461)	(301)
PROFIT FOR THE YEAR		4,969	4,403	6,187
Non-controlling interests	(Note 12)	(376)	(475)	(784)
PROFIT FOR THE YEAR ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		4,593	3,928	5,403

Basic and diluted earnings per share attributable to equity holders of the parent (euros)	(Note 18)	1.01	0.87	1.18
The accompanying Notes 1 to 23 and Appendices I to VII are an integral part of these consolidated income statements.

Consolidated statements of comprehensive income	2013	2012	2011
Millions of euros
Profit for the year	4,969	4,403	6,187
Other comprehensive income (loss)
Gains (losses) on measurement of available-for-sale investments	32	(49)	(13)
Income tax impact	(10)	4	4
Reclassification of losses included in the income statement	51	46	3
Income tax impact	(15)	(3)	(1)
	58	(2)	(7)

Gains (losses) on hedges	831	(1,414)	(921)
Income tax impact	(247)	376	280
Reclassification of losses included in the income statement (Note 16)	121	173	210
Income tax impact	(36)	(5)	(63)
	669	(870)	(494)

Share of (loss) income recognized directly in equity of associates and others	(29)	(27)	58
Income tax impact	4	9	(9)
Reclassification of losses included in the income statement	1	4	−
Income tax impact	−	−	−
	(24)	(14)	49

Translation differences	(6,454)	(1,862)	(1,265)

Total other comprehensive loss recognized in the period (Items that may be reclassified subsequently to profit or loss)	(5,751)	(2,748)	(1,717)

Actuarial gains (losses) and impact of limit on assets for defined benefit pension plans	(49)	(154)	(85)
Income tax impact	1	39	28
	(48)	(115)	(57)

Total other comprehensive loss recognized in the period (Items that will not be reclassified subsequently to profit or loss)	(48)	(115)	(57)

Total comprehensive (loss) income recognized in the year	(830)	1,540	4,413
Attributable to:
Equity holders of the parent and other holders of equity instruments	(434)	1,652	4,002
Non-controlling interests	(396)	(112)	411
	(830)	1,540	4,413
The accompanying Notes 1 to 23 and Appendices I to VII are an integral part of these consolidated statements of comprehensive income.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	Attributable to equity holders of the parent and other holders of equity instruments											Non-controlling interests (Note 12)	Total equity
Millions of euros	Share capital	Share premium	Treasury Shares	Other equity instruments	Legal reserve	Retained earnings	Available-for-sale investments	Hedges	Equity of associates and others	Translation differences	Total
Financial position at December 31, 2012	4,551	460	(788)	−	984	19,569	36	(715)	(7)	(3,629)	20,461	7,200	27,661
Profit for the year	−	−	−	−	−	4,593	−	−	−	−	4,593	376	4,969
Other comprehensive income (loss)	−	−	−	−	−	(48)	58	678	(24)	(5,691)	(5,027)	(772)	(5,799)
Total comprehensive income (loss)	−	−	−	−	−	4,545	58	678	(24)	(5,691)	(434)	(396)	(830)
Dividends paid (Note 12)	−	−	−	−	−	(1,588)	−	−	−	−	(1,588)	(739)	(2,327)
Net movement in treasury shares (Note 12)	−	−	244	−	−	(92)	−	−	−	−	152	−	152
Acquisitions and disposals of non-controlling interests and business combinations (Note 5)	−	−	−	−	−	66	−	−	−	45	111	238	349
Undated Deeply Subordinated Securities (Note 12)	−	−	−	2,466	−	−	−	−	−	−	2,466	−	2,466
Other movements	−	−	−	−	−	17	−	−	−	−	17	(6)	11
Financial position at December 31, 2013	4,551	460	(544)	2,466	984	22,517	94	(37)	(31)	(9,275)	21,185	6,297	27,482

Financial position at December 31, 2011	4,564	460	(1,782)	−	984	19,374	38	154	7	(2,163)	21,636	5,747	27,383
Profit for the year	−	−	−	−	−	3,928	−	−	−	−	3,928	475	4,403
Other comprehensive income (loss)	−	−	−	−	−	(112)	(2)	(870)	(14)	(1,278)	(2,276)	(587)	(2,863)
Total comprehensive income (loss)	−	−	−	−	−	3,816	(2)	(870)	(14)	(1,278)	1,652	(112)	1,540
Dividends paid (Note 12)	71	−	−	−	−	(2,907)	−	−	−	−	(2,836)	(442)	(3,278)
Net movement in treasury shares	−	−	(327)	−	−	(299)	−	−	−	−	(626)	−	(626)
Acquisitions and disposals of non-controlling interests and business combinations (Note 5)	−	−	−	−	−	1,170	−	1	−	(188)	983	1,800	2,783
Capital reduction	(84)	−	1,321	−	−	(1,237)	−	−	−	−	−	−	−
Other movements	−	−	−	−	−	(348)	−	−	−	−	(348)	207	(141)
Financial position at December 31, 2012	4,551	460	(788)	−	984	19,569	36	(715)	(7)	(3,629)	20,461	7,200	27,661

Financial position at December 31, 2010	4,564	460	(1,376)	−	984	20,112	45	648	(42)	(943)	24,452	7,232	31,684
Profit for the year	−	−	−	−	−	5,403	−	−	−	−	5,403	784	6,187
Other comprehensive income (loss)	−	−	−	−	−	(52)	(7)	(494)	49	(897)	(1,401)	(373)	(1,774)
Total comprehensive income (loss)	−	−	−	−	−	5,351	(7)	(494)	49	(897)	4,002	411	4,413
Dividends paid (Note 12)	−	−	−	−	−	(6,852)	−	−	−	−	(6,852)	(876)	(7,728)
Net movement in treasury shares	−	−	(777)	−	−	−	−	−	−	−	(777)	−	(777)
Acquisitions and disposals of non-controlling interests (Note 5)	−	−	−	−	−	984	−	−	−	(323)	661	(1,200)	(539)
Other movements	−	−	371	−	−	(221)	−	−	−	−	150	180	330
Financial position at December 31, 2011	4,564	460	(1,782)	−	984	19,374	38	154	7	(2,163)	21,636	5,747	27,383
The accompanying Notes 1 to 23 and Appendices I to VII are an integral part of these consolidated statements of changes in equity.

Consolidated statements of cash flows
Millions of euros	NOTES	2013	2012	2011
Cash flows from operating activities
Cash received from customers		69,149	75,962	77,222
Cash paid to suppliers and employees		(50,584)	(55,858)	(55,769)
Dividends received		49	85	82
Net interest and other financial expenses paid		(2,464)	(2,952)	(2,093)
Taxes paid		(1,806)	(2,024)	(1,959)
Net cash from operating activities	(Note 20)	14,344	15,213	17,483

Cash flows from investing activities
Proceeds on disposals of property, plant and equipment and intangible assets		561	939	811
Payments on investments in property, plant and equipment and intangible assets		(9,674)	(9,481)	(9,085)
Proceeds on disposals of companies, net of cash and cash equivalents disposed		260	1,823	4
Payments on investments in companies, net of cash and cash equivalents acquired		(398)	(37)	(2,948)
Proceeds on financial investments not included under cash equivalents		50	30	23
Payments on financial investments not included under cash equivalents		(386)	(834)	(669)
Payments on placements of cash surpluses not included under cash equivalents		(314)	(318)	(646)
Government grants received		1	1	13
Net cash used in investing activities	(Note 20)	(9,900)	(7,877)	(12,497)

Cash flows from financing activities
Dividends paid	(Note 12)	(2,182)	(3,273)	(7,567)
Transactions with equity holders		65	656	(399)
Operations with other equity holders	(Note 12)	2,466	−	−
Proceeds on issue of debentures and bonds	(Note 13)	5,634	8,090	4,582
Proceeds on loans, borrowings and promissory notes		3,231	6,002	4,387
Cancellation of debentures and bonds	(Note 13)	(5,667)	(4,317)	(3,235)
Repayments of loans, borrowings and promissory notes		(6,232)	(8,401)	(2,680)
Net cash used in financing activities	(Note 20)	(2,685)	(1,243)	(4,912)
Effect of changes in exchange rates		(1,468)	(382)	(169)
Effect of changes in consolidation methods		(161)	1	10
Net increase (decrease) in cash and cash equivalents during the year		130	5,712	(85)
CASH AND CASH EQUIVALENTS AT JANUARY 1		9,847	4,135	4,220
CASH AND CASH EQUIVALENTS AT DECEMBER 31	(Note 13)	9,977	9,847	4,135

RECONCILIATION OF CASH AND CASH EQUIVALENTS WITH THE STATEMENT OF FINANCIAL POSITION

BALANCE AT JANUARY 1		9,847	4,135	4,220
Cash on hand and at banks		7,973	3,411	3,226
Other cash equivalents		1,874	724	994
BALANCE AT DECEMBER 31	(Note 13)	9,977	9,847	4,135
Cash on hand and at banks		7,834	7,973	3,411
Other cash equivalents		2,143	1,874	724
The accompanying Notes 1 to 23 and Appendices I to VII are an integral part of these consolidated statements of cash flows.

Telefónica, S.A. and subsidiaries composing the Telefónica Group

Notes to the consolidated financial statements (consolidated annual accounts) for the year ended December 31, 2013

Note 1. Background and general information

Telefónica, S.A. and its subsidiaries and investees (“Telefónica”, “the Company”, the “Telefónica Group” or "the Group”) make up an integrated and diversified telecommunications group operating mainly in Europe and Latin America. The Group’s activity is centered around services of fixed and mobile telephony, broadband, internet, data traffic, pay TV and other digital services.

The parent company of the Group is Telefónica, S.A., a public limited company incorporated on April 19, 1924, for an indefinite period. Its registered office is at calle Gran Vía 28, Madrid (Spain).

Appendix VI lists the main companies composing the Telefónica Group, their corporate purpose, country, functional currency, share capital, the Group’s effective shareholding and their method of consolidation.

The website www.telefonica.com provides more information about the organizational structure of the Group, the sectors in which it operates and the products it offers.

As a multinational telecommunications company which operates in regulated markets, the Group is subject to different laws and regulations in each of the jurisdictions in which it operates, pursuant to which permits, concessions or licenses must be obtained in certain circumstances to provide the various services.

In addition, certain wireline and wireless telephony services are provided under regulated rate and price systems.

Note 2. Basis of presentation of the consolidated financial statements

The accompanying consolidated financial statements were prepared from the accounting records of Telefónica, S.A. and of each of the companies comprising the Telefónica Group, whose separate financial statements were prepared in accordance with the generally accepted accounting principles prevailing in the various countries in which they are located, and for purposes of these consolidated financial statements are presented in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which for the purposes of the Telefónica Group are not different from those adopted by the European Union, to give a true and fair view of the consolidated equity and financial position at December 31, 2013, and of the consolidated results of operations, changes in consolidated equity and the consolidated cash flows obtained and used in the year then ended. The figures in these consolidated financial statements are expressed in millions of euros, unless otherwise indicated, and therefore may be rounded. The euro is the Group’s reporting currency.

The accompanying consolidated financial statements for the year ended December 31, 2013 were approved by the Company’s Board of Directors at its meeting on February 26, 2014 for submission for approval at the General Shareholders’ Meeting, which is expected to occur without modification.

Note 3 contains a detailed description of the most significant accounting policies used to prepare these consolidated financial statements.

For comparative purposes, the accompanying consolidated financial statements for 2013 include the figures for 2012, and in the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows, and the notes thereto for the year then ended, they also include those of 2011.

Materiality criteria

These consolidated financial statements do not include any information or disclosures that, not requiring presentation due to their qualitative significance, have been determined as immaterial or of no relevance pursuant to the concepts of materiality or relevance defined in the IFRS conceptual framework, insofar as the Telefónica Group accounts, taken as a whole, are concerned.

Comparative information and main changes in the consolidation scope

For comparative purposes, the accompanying consolidated financial statements for 2013 include in the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows, and the notes thereto for the years then ended, the figures for 2012 and 2011.

The main events and changes in the consolidation scope affecting comparability of the consolidated information for 2013 and 2012 (see Appendix I for a more detailed explanation of the changes in consolidation scope) are as follows:

2013

a) Devaluation of the Venezuelan bolivar

On February 8, 2013, the Venezuelan bolivars was devalued from 4.3 bolivars per U.S. dollar to 6.3 bolivar per U.S. dollar.

The exchange rate of 6.3 bolivar per U.S. dollar has been used in the conversion of the financial information of Venezuelan subsidiaries for the whole year 2013. The principal impacts of the devaluation of the Venezuelan bolivar have been the following:

•
The decrease of the Telefónica Group’s net assets in Venezuela as a result of the conversion to euros at the devalued exchange rate with a balancing entry in Group equity of approximately 1,000 million euros, based on the net assets as at December 31, 2012.

•
Increase in the net financial debt resulting from the application of the new exchange rate to the net asset value in bolivar of approximately 873 million euros, as per the balance as at December 31, 2012.

b) Sale of 40% of Telefónica’s subsidiaries in Guatemala, El Salvador, Nicaragua and Panama

In April 2013 Telefónica reached an agreement with Corporación Multi Inversiones to sell 40% of Telefónica’s stake in its subsidiaries in Guatemala, El Salvador, Nicaragua and Panama, through Telefónica Centroamérica Inversiones, S.L. (see Note 5).

Following the fulfillment of the conditions to which the closing of the sale was subject, the closing of the transaction was on August 2, 2013. The value of the sale amounted to 500 million U.S. dollars (equivalent to 377 million euros on the date of execution of the sale), plus payment of an additional variable amount of up to 72 million U.S. dollars, according to the evolution and operational performance of the transferred assets.

The Telefónica Group maintains control of these companies, and therefore the transaction had no impact on the consolidated income statement at its completion, as it is a transaction with non-controlling interests. The impact of this transaction in the consolidated equity was a 111 million euros increase in “Equity attributable to equity holders of the parent and other holders of equity instruments”, and a 283 million euros increase in “Equity attributable to non-controlling interests”.

c) Agreement for sale of ownership interest in Telefónica Czech Republic, a.s.

On November 5, 2013, Telefónica reached an agreement to sell 65.9% of Telefónica Czech Republic, a.s. to PPF Group N.V.I. for an equivalent of approximately 2,467 million euros in cash at the date of the agreement. Telefónica will retain a 4.9% equity stake (see Note 21.b).

The transaction was completed on January 28, 2014, after obtaining the relevant regulatory authorizations (see Note 23).

As a result of the transaction, a loss was recognized for the 176 million-euro adjustment to the value of the assets assigned to Telefónica Czech Republic, under "Other expenses" in the consolidated income statement for 2013 (see Note 18).

Consolidated assets and liabilities subject to this transaction have been classified under “Non-current assets held for sale” and “Liabilities associated with non-current assets held for sale”, respectively, in the consolidated statement of financial position at December 31, 2013. Their composition is as follows:

Millions of euros	12/31/2013
Non-current assets	3,436
Current assets	412
Non-current liabilities	280
Current liabilities	436

d) Agreement for sale of ownership interest in Telefónica Ireland, Ltd.

In June 2013 Telefónica reached an agreement with Hutchison Whampoa Group for the sale of Telefónica’s 100% participation in Telefónica Ireland, Ltd. for 850 million euros, including an initial cash consideration of 780 million euros to be paid at the closing of the transaction, and an additional deferred payment of 70 million euros to be settled based on the completion of agreed financial objectives.

At the date of preparation of these consolidated financial statements the transaction is subject, among other conditions, to the relevant competition approvals.

Consolidated assets and liabilities subject to this transaction have been classified under “Non-current assets held for sale” and “Liabilities associated with non-current assets held for sale”, respectively, in the consolidated statement of financial position at December 31, 2013.

Millions of euros	12/31/2013
Non-current assets	836
Current assets	191
Non-current liabilities	35
Current liabilities	171

e) Reduction of the value of the shareholding in Telecom Italia, S.p.A. (2013-2012)

In 2013 and 2012 adjustments to the value of the stake of Telco, S.p.A. in Telecom Italia, S.p.A. were made, which coupled with the contribution to results in the year, resulted in a negative impact on “Share of loss of investments accounted for by the equity method” of 267 million euros and 1,277 million euros, respectively (186 million euros and 894 million euros of impact to consolidated net profit, respectively, after tax).

Subsequent to the adjustment made, the value of the stake held in Telecom Italia, S.p.A. through Telco, S.p.A. is equivalent to 1 euro per share (1.2 euros per share at December 31, 2012).

2012

a) Restructuring of the wireline and wireless businesses in Colombia

As a result of the agreements reached in 2012 to restructure the wireline and wireless businesses in Colombia the following commitments were adopted:

•	The merger of Colombia Telecomunicaciones, S.A. ESP and Telefónica Móviles Colombia, S.A.

•
The assumption by the Colombian National Government (the “Colombian government”) of 48% of the payment obligations not yet due of Colombia Telecomunicaciones, S.A. ESP to the Patrimonio Autónomo Receptor de Activos de la Empresa Nacional de Telecomunicaciones (PARAPAT).

•	The extension by six years, to 2028, of the payment obligations not yet due of Colombia Telecomunicaciones, S.A. ESP to the PARAPAT.

Upon completion of the merger between Colombia Telecomunicaciones, S.A. ESP and Telefónica Móviles Colombia, S.A. Telefónica obtained a 70% shareholding in the resulting company and the Colombian government obtained the remaining 30%.

As a result of compliance with the described agreements, the debt of the Telefónica Group decreased by an amount equivalent to 1,499 million euros.

The impacts of the transaction were recognized as an increase to “Equity attributable to equity holders of the parent and other holders of equity instruments" and a decrease to "Equity attributable to non-controlling interests" in the amounts of 1,611 million euros and 116 million euros, respectively.

The commitments assumed in the operation are described in Note 21.b.

b) Public offering of shares in Telefónica Deutschland Holding, A.G.

On October 29, 2012, the public offering of shares in the subsidiary Telefónica Deutschland Holding, A.G. was completed by the placement of 258,750,000 shares, corresponding to 23.17% of total capital of Telefónica Deutschland Holding, A.G.

The transaction totaled 1,449 million euros, and resulted in a 628 million euros decrease in “Retained earnings”. In addition, “Equity attributable to non-controlling interests” rose 2,043 million euros after taking into account transaction costs.

c) Sale of the investment in the CRM Atento business

On December 12, 2012, the Telefónica Group completed the sale of its Atento Customer Relationship Management (CRM) business to a group of companies controlled by Bain Capital.

The transaction was valued at 1,051 million euros, including a 110 million euros vendor loan and certain deferred payments also amounting to 110 million euros.

The transaction had the positive effect of reducing the Telefónica Group’s debt level by 812 million euros at the close of the transaction.

Gains obtained on the divestment amounted to 61 million euros and were recognized under “Other income” in the 2012 consolidated income statement.

d) Reduction in the investment in China Unicom

In July 2012, 1,073,777,121 shares in China Unicom (Hong Kong) Limited (China Unicom), equivalent to 4.56% of total capital in that company, were sold at a price of 10,748 million Hong Kong dollars (approximately 1,142 million euros) from the sale. The transaction resulted in a loss of 97 million euros, recognized under “Other expenses” in the consolidated income statement for 2012.

Under this agreement, the Telefónica Group retains 5.01% of China Unicom, which gives it a seat on the company’s Board of Directors.

Note 3. Accounting policies

As stated in Note 2, the Group’s consolidated financial statements have been prepared in accordance with IFRSs and interpretations issued by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee (IFRIC) as endorsed by the European Commission for use in the European Union (IFRSs – EU).

Accordingly, only the most significant accounting policies used in preparing the accompanying consolidated financial statements, in light of the nature of the Group’s activities, are set out below, as well as the accounting policies applied where IFRSs permit a policy choice, and those that are specific to the sector in which the Group operates.

a) Hyperinflationary economies

Venezuela is considered as a hyperinflationary economy since 2011. The inflation rates used to prepare the restated financial information are those published by the Central Bank of Venezuela. On an annual basis, these rates are 56.2% and 20.1% for 2013 and 2012, respectively.

b) Translation methodology

The income statements and statements of cash flows of the Group’s foreign subsidiaries (except Venezuela) were translated into euros at the average exchange rates for the year.

c) Goodwill

After initial recognition, goodwill is carried at cost, less any accumulated impairment losses. Goodwill is recognized as an asset denominated in the currency of the company acquired and is tested for impairment annually or more frequently if there are certain events or changes indicating the possibility that the carrying amount may not be fully recoverable. The potential impairment loss is determined by assessing the recoverable amount of the cash generating unit (or group of cash generating units) to which the goodwill is allocated from the acquisition date.

d) Intangible assets

Intangible assets are carried at acquisition or production cost, less any accumulated amortization or any accumulated impairment losses.

Intangible assets are amortized on a straight-line basis according to the following:

•
Expenditures incurred in developing new products to be available for sale or use within the Group’s own network, and whose future economic viability is reasonably certain (“Development costs”), are amortized on a straight-line basis over the period during which the related development project is expected to generate economic benefits, upon its completion.

•
Licenses granted to the Telefónica Group by various public authorities to provide telecommunications services and the value allocated to licenses held by certain companies at the time they were included in the Telefónica Group (“Service concession arrangements and licenses”) are amortized on a straight-line basis over the duration of related licenses from the moment commercial operation begins.

•
The allocation of acquisition costs attributable to customers acquired in business combinations, as well as the acquisition value of this type of assets in a third-party transaction for consideration (“Customer base”) are amortized on a straight-line basis over the estimated period of the customer relationship.

•	Software is amortized on a straight-line basis over its useful life, generally estimated to be between three and five years.

e) Property, plant and equipment

Property, plant and equipment is carried at cost less any accumulated depreciation and any accumulated impairment in value.

Cost includes, among others, direct labor used in installation and the allocable portion of the indirect costs required for the related asset. The latter two items are recorded as revenues under the concept “Own work capitalized” of the line item “Other income”.

Interest and other financial expenses incurred and directly attributable to the acquisition or construction of qualifying assets are capitalized. Qualifying assets for the Telefónica Group are those assets that require a period of at least 18 months to bring the assets to the condition necessary for their intended use or sale.

The Group’s subsidiaries depreciate their property, plant and equipment, from the time they can be placed in service, amortizing the cost of the assets, net of their residual values on a straight-line basis over the assets’ estimated useful lives, which are calculated in accordance with technical studies that are revised periodically in light of technological advances and the rate of dismantling, as follows:

Years of estimated useful life
Buildings	25 – 40
Plant and machinery	10 – 15
Telephone installations, networks and subscriber equipment	5 – 20
Furniture, tools and other items	2 – 10

f) Impairment of non-current assets

Non-current assets, including goodwill and intangible assets are assessed at each reporting date for indicators of impairment. Wherever such indicators exist, or in the case of assets which are subject to an annual impairment test, recoverable amount is estimated. An asset’s recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows deriving from the use of the asset or its cash generating unit, as applicable, are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

The Group bases the calculation of impairment on the business plans of the various cash generating units to which the assets are allocated. The projected cash flows, based on strategic business plans, cover a period of five years. Starting with the sixth year, an expected constant growth rate is applied.

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

h) Investment in associates and joint arrangements

The Group assesses whether it has significant influence not only on the basis of its ownership percentage but also on the existence of qualitative factors such representation on the board of directors of the investee, its participation in decision-making processes, interchange of managerial personnel and access to technical information.

The Group assesses rights and obligations agreed to by the parties to a joint arrangement and, when relevant, other facts and circumstances in order to determine whether the joint arrangement in which it is involved is a joint venture or a joint operation.

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

Derivative financial instruments and hedge accounting

When the Group chooses not to apply hedge accounting criteria, gains or losses resulting from changes in the fair value of derivatives are taken directly to the income statement. In this respect, transactions used to reduce the exchange rate risk of income contributed by foreign subsidiaries are not treated as hedging transactions.

j) Inventories

Materials stored for use in investment projects and inventories for consumption and replacement are valued at the lower of weighted average cost and net realizable value.

k) Pensions and other employee obligations

Provisions required to cover the accrued liability for defined-benefit pension plans are determined using “the projected unit credit” actuarial valuation method. The calculation is based on demographic and financial assumptions determined at a country level, and in consideration of the macroeconomic environment. The discount rates are determined based on high quality market yield curves. Plan assets are measured at fair value.

Provisions for post-employment benefits (e.g. early retirement or other) are calculated individually based on the terms agreed with the employees. In some cases, these may require actuarial valuations based on both demographic and financial assumptions.

l) Revenue and expenses

The Telefónica Group revenues are derived principally from providing the following telecommunications services: traffic, connection fees, regular (normally monthly) network usage fees, interconnection, network and equipment leasing, handset sales and other services such as pay TV and value-added services (text or data messages, among others) or maintenance. Products and services may be sold separately or bundled in promotional packages.

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

Revenues from traffic sales and services at a fixed rate over a specified period of time (flat rate) are recognized on a straight-line basis over the term covered by the rate paid by the customer.

Connection fees arising when customers connect to the Group’s network are deferred and recognized in the income statement throughout the average estimated customer relationship period, which varies by type of service. All related costs, except those related to network expansion, as well as administrative expenses and overhead, are recognized in the income statement as incurred.

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

As connection or initial activation fees, or upfront non-refundable fees, are not separately identifiable elements in these types of packages, any revenues received from the customer for these items are allocated to the remaining elements. Additionally, when allocating the package revenue to the elements, amounts contingent upon delivery of undelivered elements are not allocated to delivered elements.

All expenses related to bundled promotional packages are recognized in the income statement as incurred.

m) Use of estimates

The key assumptions concerning the future and other relevant sources of uncertainty in estimates at the reporting date that could have a significant impact on the consolidated financial statements within the next financial year are discussed below.

A significant change in the facts and circumstances on which these estimates and related judgments are based could have a material impact on the Group’s results and financial position. Accordingly, sensitivity analyses are disclosed for the most relevant situations (see notes 7 and 15).

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

The decision to recognize an impairment loss involves developing estimates that include, among others, an analysis of the causes of the potential impairment, as well as its timing and expected amount. Furthermore, additional factors, such as technological obsolescence, the suspension of certain services and other circumstantial changes, which highlight the need to evaluate a possible impairment, are taken into account.

The Telefónica Group evaluates its cash-generating units’ performance regularly to identify potential goodwill impairments. Determining the recoverable amount of the cash-generating units to which goodwill is allocated also entails the use of assumptions and estimates and requires a significant element of judgment.

Deferred income taxes

The Group assesses the recoverability of deferred tax assets based on estimates of future earnings. Such recoverability ultimately depends on the Group’s ability to generate taxable earnings over the period for which the deferred tax assets remain deductible. This analysis is based on the estimated schedule for reversing deferred tax liabilities, as well as estimates of taxable earnings, which are sourced from internal projections that are continuously updated to reflect the latest trends.

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

Revenue recognition

Connection fees

Connection fees generated when customers connect to the Group’s network, are deferred and recognized as revenue over the average estimated customer relationship period.

The estimate of the average customer relationship period is based on the recent history of customer churn. Potential changes in estimates could lead to changes in both the amount and timing of the future recognition of revenues.

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

n) New IFRS and interpretations of the IFRS Interpretations Committee (IFRIC)

The accounting policies applied in the preparation of the consolidated financial statements for the year ended December 31, 2013, are consistent with those used in the preparation of the Group’s consolidated financial statements for the year ended December 31, 2012, except for the application of new standards, amendments to standards and interpretations published by the IASB and the IFRIC, and adopted by the European Union, effective as of January 1, 2013, noted below:

•	IFRS 10 Consolidated Financial Statements

IFRS 10 establishes a single control model that applies to all entities including special purpose entities. The changes introduced by IFRS 10 will increase the number of indicators to be considered by management in order to determine which entities are controlled and therefore are required to be consolidated by a parent. The adoption of these criteria has not resulted in changes in the consolidation scope for the Group.

•	IFRS 11 Joint Arrangements

IFRS 11 establishes principles for the financial reporting of parties to joint arrangements. It defines joint control as the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control, and removes the option to account for jointly controlled entities using proportionate consolidation. Instead, joint arrangements that meet the definition of a joint venture must be accounted for using the equity method, while joint arrangements that meet the definition of joint operations are accounted for by integrating assets and liabilities, and the related revenues and expenses, in proportion to the joint operator’s interest in the arrangement. This new standard has been applied retrospectively for joint arrangements held at the date of initial application. Pursuant to the adoption of this standard, the consolidation method for certain joint arrangements has changed. However, such changes have had no significant impact on the Group’s financial position or results.

•	IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 includes disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. A number of new disclosures are also required. Pursuant to the adoption of this standard, additional disclosures concerning non-controlling interests have been included in the Group’s consolidated financial statements (see Note 12).

•	IFRS 13 Fair Value Measurement

IFRS 13 defines fair value, sets out a framework for measuring fair value and requires disclosures about fair value measurement. Pursuant to the adoption of this standard, new disclosures concerning the measurement of financial instruments have been included in the Group’s consolidated financial statements.

•	IAS 19 Employee Benefits (Revised)

Revised IAS 19 prescribes the accounting and disclosure by employers for employee benefits. The amendments include fundamental changes such as the concept of expected returns on plan assets, which should be equal to the discount rate used to measure the corresponding liability. The amendments also include clarifications and re-wording. The application of this revised standard has had no significant impact on the Group’s financial position or results.

•	IAS 28 Investments in Associates and Joint Ventures

IAS 28 prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. The standard defines significant influence, defines the equity method and is to be applied by all entities that are investors in a joint venture or that hold significant influence over an investee. The application of this revised standard has had significant no impact on the Group’s financial position or results.

•	Amendments to IAS 1 Presentation of Items of Other Comprehensive Income

The amendments improve the consistency and clarity of the presentation of items of other comprehensive income (OCI), requiring for entities to group items presented in OCI on the basis of whether they are potentially reclassifiable (“recycled”) to profit or loss at a future point in time. The amendments do not change the option to present items of OCI either before tax or net of tax. However, if the items are presented before tax then the amendments require entities to show separately the tax related to each of the two groups of OCI items (those that might be “recycled” and those that will never be “recycled”). Pursuant to the application of these amendments, the presentation of items in the statement of other comprehensive income, included in the Group’s consolidated financial statements, has been modified.

•	Amendments to IFRS 7 Disclosures – Offsetting Financial Assets and Financial Liabilities

The amendments require entities to disclose information so that users of financial statements are able to assess the effect or potential effect of netting arrangements and similar agreements on the entity’s financial position. The new disclosures are required for all recognized financial instruments that are set off in accordance with IAS 32 Financial Instruments: Presentation. The disclosures also apply to recognized financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are set off in accordance with IAS 32. The adoption of these amendments has had no impact on the disclosures included in the Group’s consolidated financial statements.

•	Annual improvements to IFRSs 2009 – 2011 Cycle (May 2012)

The annual improvements project provides a vehicle for making non-urgent but necessary amendments to IFRSs, with the aim of removing inconsistencies and clarifying wording. These improvements have had no impact on the results or financial position of the Group.

New standards and IFRIC interpretations issued but not effective as of December 31, 2013

At the date of authorization for issue of the accompanying consolidated financial statements, the following IFRS, amendments and IFRIC interpretations had been issued by the IASB, but their application was not mandatory:

Standards and amendments		Mandatory application: annual periods beginning on or after
IFRS 9	Financial instruments	To be determined
Amendments to IFRS 7	Disclosures - Transition to IFRS 9	To be determined
Amendments to IFRS 10, IFRS 12 and IAS 27	Investment entities	January 1, 2014
Amendments to IAS 32	Offsetting of financial assets and liabilities	January 1, 2014
Amendments to IAS 36	Recoverable Amount Disclosures for Non-Financial Assets	January 1, 2014
Amendments to IAS 39	Novation of Derivatives and Continuation of Hedge Accounting	January 1, 2014
Amendments to IAS 19	Defined Benefit Plans: Employee Contributions	July 1, 2014
Improvements to IFRS 2010-2012		July 1, 2014
Improvements to IFRS 2011-2013		July 1, 2014
Interpretations		Mandatory application: annual periods beginning on or after
IFRIC 21	Levies	January 1, 2014

The Group is currently assessing the impact of the application of these standards, amendments and interpretations. Based on the analyses made to date, the Group estimates that their adoption will not have a significant impact on the consolidated financial statements in the initial period of application. However, the changes introduced by IFRS 9 will affect financial instruments and transactions with financial assets carried out on or after the effective date of this standard.

Note 4. Segment information

As of January 1, 2012, the Telefónica Group’s consolidated segment results have been reported in accordance with the organizational structure approved in September 2011, based on two regional business units, Telefónica Latin America and Telefónica Europe.

The Telefónica Group’s integrated, regional management model means that the legal structure of the companies is not relevant for the presentation of Group financial information. The operating results of each business unit are therefore presented independently, regardless of their legal structure.

The Telefónica Latin America and Telefónica Europe regional business units includes all businesses pertaining to wireline, wireless, cable, data, internet, television businesses and other digital services, in accordance with each location. “Other and eliminations" includes the companies belonging to the global business units Telefónica Digital and Telefónica Global Resources, the Atento business up to the date of divestment (see Note 2), other Group companies and eliminations in the consolidation process.

From January 1, 2013, Tuenti has been included in the consolidation scope of T. Europe. In 2012 and 2011, it was included in “Other and eliminations”. Consequently, the results of T. Europe and "Other and eliminations" have been revised to include Tuenti for 2012 and 2011. This change does not have any impact on Telefónica’s consolidated results for 2012 and 2011.

Segment reporting takes into account the impact of the purchase price allocation (PPA) to assets acquired and the liabilities assumed from the companies included in each segment. The assets and liabilities presented in each segment are those managed by the heads of each segment, irrespective of their legal structure.

The Group manages borrowing activities and taxes centrally. Therefore, it does not disclose the related assets, liabilities, revenue and expenses by reportable segments.

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

Key segment information is as follows:

2013
Millions of euros	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
External revenues	29,054	26,666	1,341	57,061
Inter-segment revenues	139	174	(313)	−
Other operating income and expenses	(19,754)	(16,923)	(1,307)	(37,984)
OIBDA	9,439	9,917	(279)	19,077
Depreciation and amortization	(4,634)	(4,706)	(287)	(9,627)
Operating income	4,805	5,211	(566)	9,450
Capital expenditures	5,252	3,872	271	9,395
Investments accounted for by the equity method	5	14	2,405	2,424
Fixed assets	36,725	34,138	2,159	73,022
Total allocated assets	55,811	48,986	14,065	118,862
Total allocated liabilities	28,186	20,418	42,776	91,380

2012
Millions of euros	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
External revenues	30,393	29,835	2,128	62,356
Inter-segment revenues	127	171	(298)	−
Other operating income and expenses	(19,417)	(19,778)	(1,930)	(41,125)
OIBDA	11,103	10,228	(100)	21,231
Depreciation and amortization	(5,088)	(5,014)	(331)	(10,433)
Operating income	6,015	5,214	(431)	10,798
Capital expenditures	5,455	3,513	490	9,458
Investments accounted for by the equity method	3	2	2,463	2,468
Fixed assets	42,062	40,695	2,305	85,062
Total allocated assets	64,321	51,723	13,729	129,773
Total allocated liabilities	29,019	20,660	52,433	102,112

2011
Millions of euros	Telefónica Latin America	Telefónica Europe	Other and eliminations	Total Group
External revenues	28,830	31,895	2,112	62,837
Inter-segment revenues	111	179	(290)	−
Other operating income and expenses	(18,051)	(22,812)	(1,764)	(42,627)
OIBDA	10,890	9,262	58	20,210
Depreciation and amortization	(4,770)	(5,081)	(295)	(10,146)
Operating income	6,120	4,181	(237)	10,064
Capital expenditures	5,260	4,513	451	10,224
Investments accounted for by the equity method	3	1	5,061	5,065
Fixed assets	43,694	28,739	16,201	88,634
Total allocated assets	62,401	41,699	25,523	129,623
Total allocated liabilities	27,127	21,929	53,184	102,240

The composition of segment revenues, detailed by the main countries in which the Group operates, is as follows:

Millions of euros	2013				2012				2011
Country	Fixed	Mobile	Other and elims.	Total	Fixed	Mobile	Other and elims.	Total	Fixed	Mobile	Other and elims.	Total
Latin America				29,193				30,520				28,941
Brazil	4,125	8,092	−	12,217	5,045	8,573	−	13,618	5,890	8,436	−	14,326
Argentina	1,332	2,470	(121)	3,681	1,390	2,431	(124)	3,697	1,237	2,039	(102)	3,174
Chile	1,049	1,534	(100)	2,483	1,113	1,559	(103)	2,569	1,037	1,399	(126)	2,310
Peru	1,239	1,393	(178)	2,454	1,226	1,314	(140)	2,400	1,069	1,088	(127)	2,030
Colombia	652	1,053	−	1,705	695	1,070	−	1,765	655	906	−	1,561
Mexico	N/A	1,580	N/A	1,580	N/A	1,596	N/A	1,596	N/A	1,557	N/A	1,557
Venezuela and Central America	N/A	4,228	N/A	4,228	N/A	4,009	N/A	4,009	N/A	3,230	N/A	3,230
Remaining operators and segment eliminations				845				866				753
Europe				26,840				30,006				32,074
Spain	8,861	5,121	(1,023)	12,959	9,541	6,464	(1,009)	14,996	10,624	7,750	(1,097)	17,277
UK	188	6,504	−	6,692	242	6,800	−	7,042	164	6,762	−	6,926
Germany	1,235	3,673	6	4,914	1,363	3,845	5	5,213	1,426	3,609	−	5,035
Czech Republic	780	1,038	−	1,818	851	1,159	−	2,010	913	1,217	−	2,130
Ireland	20	532	4	556	17	605	7	629	12	711	−	723
Remaining operators and segment eliminations				(99)				116				(17)
Other and inter-segment eliminations				1,028				1,830				1,822
Total Group				57,061				62,356				62,837

Note 5: Business combinations and acquisitions of non-controlling interests

Business combinations

In 2013, 2012 and 2011, no business combinations were carried out that were significant for the Group. The main changes in consolidation scope are detailed in Appendix I.

Transactions with non-controlling interests

2013

Sale of 40% of the stake in Telefónica’s subsidiaries in Guatemala, El Salvador, Nicaragua and Panama

The Group sold in 2013 40% of the stake in the subsidiaries in Guatemala, El Salvador, Nicaragua and Panama (see Note 2). The sale was implemented through the creation of a new company, Telefónica Centroamérica Inversiones, S.L., to which Telefónica contributed all of its stakes in these companies in exchange for a 60% interest in the new company. The Telefónica Group maintains control of Telefónica Centroamérica Inversiones, S.L., so it is fully consolidated in the Telefónica Group.

2012

Restructuring of the wireline and wireless businesses in Colombia

In 2012, Telefónica Móviles Colombia, S.A. (a wholly-owned subsidiary of the Telefónica Group), the Colombian National Government and Colombia Telecomunicaciones, S.A. ESP (a company 52% owned by the Telefónica Group and 48% by the Colombian government) signed an agreement to restructure their wireline and wireless businesses in Colombia, which culminated in the merger the two companies. Telefónica obtained 70% shareholding in the resulting company and the Colombian government obtained the remaining 30% shareholding (see Note 2).

Public offering of shares in Telefónica Deutschland Holding, A.G.

On October 29, 2012, the public offering of shares in the subsidiary Telefónica Deutschland Holding A.G. was finalized, corresponding to 23.17% of the capital of that company (see Note 2).

2011

Acquisition of non-controlling interests of Vivo Participações

In 2011 the tender offer for the voting shares of Vivo Participaçoes, S.A. (“Vivo Participaçoes”) held by non-controlling interests, was approved, and Telefónica acquired an additional 2.7% of the Brazilian company’s capital stock for 539 million euros, for a total stake of 62.3%. After required approvals, all shares of Vivo Participações that were not owned by Telesp were exchanged for Telesp shares, at a rate of 1.55 new Telesp shares for each Vivo share, whereby Vivo Participações became a wholly owned subsidiary of Telesp. Once the shares were exchanged, the Telefónica Group became the owner of 73.9% of Telesp. The impact of this transaction on equity attributable to non-controlling interests was a decrease of 661 million euros.

The measurement of non-controlling interests resulting from these transactions considers their share of the subsidiary’s net assets, including goodwill.

Note 6. Intangible assets

The composition of and movements in net intangible assets in 2013 and 2012 are as follows:

Millions of euros	Balance at 12/31/2012	Additions	Amortization	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Balance at 12/31/2013
Service concession arrangements and licenses	13,545	1,223	(1,116)	−	(406)	(1,212)	12,034
Software	3,529	717	(1,701)	(8)	709	(202)	3,044
Customer base	1,932	1	(415)	−	(360)	(136)	1,022
Other intangible assets	1,839	66	(216)	(8)	(86)	(108)	1,487
Intangible assets in process	1,233	302	−	(2)	(561)	(11)	961
Net intangible assets	22,078	2,309	(3,448)	(18)	(704)	(1,669)	18,548

Millions of euros	Balance at 12/31/2011	Additions	Amortization	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Inclusion of companies	Exclusion of companies	Balance at 12/31/2012
Service concession arrangements and licenses	14,764	420	(1,110)	−	25	(554)	−	−	13,545
Software	3,732	806	(1,690)	(9)	743	(27)	−	(26)	3,529
Customer base	2,502	−	(452)	(113)	23	(31)	3	−	1,932
Other intangible assets	2,125	65	(250)	(22)	10	(37)	3	(55)	1,839
Intangible assets in process	941	605	−	(2)	(307)	(4)	−	−	1,233
Net intangible assets	24,064	1,896	(3,502)	(146)	494	(653)	6	(81)	22,078

The gross cost, accumulated amortization and impairment losses of intangible assets at December 31, 2013 and 2012 are as follows:

Balance at 12/31/2013
Millions of euros	Gross cost	Accumulated amortization	Impairment losses	Net intangible assets
Service concession arrangements and licenses	19,763	(7,729)	−	12,034
Software	14,320	(11,259)	(17)	3,044
Customer base	4,257	(3,235)	−	1,022
Other intangible assets	3,433	(1,938)	(8)	1,487
Intangible assets in process	962	−	(1)	961
Net intangible assets	42,735	(24,161)	(26)	18,548

Balance at 12/31/2012
Millions of euros	Gross cost	Accumulated amortization	Impairment losses	Net intangible assets
Service concession arrangements and licenses	21,212	(7,667)	−	13,545
Software	15,486	(11,935)	(22)	3,529
Customer base	6,221	(4,289)	−	1,932
Other intangible assets	3,964	(2,125)	−	1,839
Intangible assets in process	1,233	−	−	1,233
Net intangible assets	48,116	(26,016)	(22)	22,078

The net balance of “Transfers and others” for 2013 primarily includes the reclassification to “Non-current assets held for sale” of the intangible assets of Telefónica Ireland and Telefónica Czech Republic (see Note 2).

"Additions" in 2013 include Telefónica UK Ltd’s acquisition of two 10 MHz blocks in the 800 MHz spectrum band for 719 million euros.

"Additions" in 2012 include the acquisition of LTE spectrum licenses in Brazil for 420 million euros (40 MHz FDD in the 2.5 GHz frequency band). A license to use spectrum in the 800 MHz, 900 MHz and 1,800 MHz bands in Ireland was also acquired for 127 million euros.

The spectrum licenses in the 800 MHz and 900 MHz acquired by Telefónica Móviles España in 2011 for 793 million euros are recognized under “Intangible assets in process” as they will be available from 2014 and 2015 respectively.

“Disposals” in 2012 include the intangible assets related to the Irish market customer portfolio, amounting to 113 million euros.

Details of the principal concessions and licenses with which the Group operates are provided in Appendix VII.

“Other intangible assets” includes the amounts allocated to trademarks acquired in business combinations, of 1,951 million euros and 2,478 million euros at December 31, 2013 and 2012 respectively (1,071 million euros and 1,561 million euros, respectively, net of the related accumulated amortization).

The impact of the monetary adjustments due to hyperinflation in Venezuela is included under “Translation differences and hyperinflation adjustments”.

Note 7. Goodwill

The movement in this heading assigned to each Group segment was the following:

2013
Millions of euros	Balance at 12/31/12	Acquisitions	Transfers	Translation differences and hyperinflation adjustments	Balance at 12/31/13
Telefónica Latin America	14,265	−	−	(2,125)	12,140
Telefónica Europe	13,392	−	(2,047)	(286)	11,059
Other	306	2	(42)	(31)	235
Total	27,963	2	(2,089)	(2,442)	23,434

2012
Millions of euros	Balance at 12/31/11	Acquisitions	Disposals	Valuation adjustment	Translation differences and hyperinflation adjustments	Balance at 12/31/12
Telefónica Latin America	14,955	−	−	−	(690)	14,265
Telefónica Europe	13,695	2	(52)	(414)	161	13,392
Other	457	10	(139)	−	(22)	306
Total	29,107	12	(191)	(414)	(551)	27,963

The column “Transfers” in 2013 mainly includes the reclassification to “Non-current assets held for sale” of the goodwill allocated to Telefónica Ireland and Telefónica Czech Republic (see Note 2).

A goodwill valuation adjustment of 414 million euros related to Telefónica’s operations in Ireland was recognized in 2012. Disposals in 2012 included a derecognition of goodwill due to the sale of the Atento business, for 139 million euros.

In order to test for impairment, goodwill has been allocated to the different cash-generating units (CGUs), which are grouped into the following reportable operating segments:

	12/31/13	12/31/12
Telefónica Latin America	12,140	14,265
Brazil	8,392	10,056
Chile	996	1,137
Peru	738	846
Mexico	554	584
Other	1,460	1,642
Telefónica Europe	11,059	13,392
Spain	3,332	3,289
United Kingdom	4,948	5,055
Germany	2,779	2,779
Czech Republic	-	2,172
Ireland	-	97
Other	235	306
TOTAL	23,434	27,963

The strategic plans of the various cash-generating units (CGU) to which goodwill is allocated are used to perform the impairment test at year-end. The process of preparing the CGUs’ strategic plans takes into consideration the current condition of each CGU’s market, analyzing the macroeconomic, competitive, regulatory and technological climate together with each CGU’s position in this context and the growth opportunities given the market projections and their competitive positioning. A growth target is then defined for each CGU in terms of market share, which is a critical factor when forecasting future revenues. The operating resources and fixed asset investments that need to be assigned in order to reach the growth target are estimated following a basic premise of boosting operating efficiency, with a view to increase operating cash flow over the life of the plan. In this process, the Group has also assessed the level of fulfillment of the strategic plans in the past.

Main assumptions used in calculating value in use

Value in use is calculated for the various CGUs based on the approved business plans and taking into account certain variables such as the OIBDA margin and the CapEx ratio for non-current assets, expressed as a percentage of revenue, and discount and perpetuity growth rates. Following is a description of the principal variables considered for each CGU with significant goodwill (Brazil, Spain, Germany and United Kingdom).

OIBDA margin and long-term CapEx

The values obtained as described in the preceding paragraphs are compared with available data of our competitors in the geographical markets in which the Group operates. This analysis has identified that the OIBDA margin determined for the operations in Spain, Germany and United Kingdom is in line with the average for European peers, which stands at approximately 33%. With respect to the ratio of CapEx over revenues, over the term of the strategic plan, the Group’s European operators invest at a percentage of revenue that lies at the bottom end of the range for peers in the region. The average OIBDA margin for Brazil is in line with the average for peers in emerging markets of approximately 36%. Over the term of the strategic plan, the Group’s operator in Brazil invests a similar percentage as the average for its peers, within the estimated range for these operators.

Discount rate

The discount rate, applied to measure free cash flow, is the weighted average cost of capital (WACC), determined by the weighted average cost of equity and debt according the finance structure established for each CGU.

This rate is calculated using the capital asset pricing model (CAPM), which takes into account the asset’s systemic risk, and the impact of risks on cash flows not generated internally, such as country risk, business-specific credit risk, currency risk and price risk specific to the financial asset. The data used in these calculations are obtained from independent and renowned external information sources.

The discount rates applied to the cash flow projections in 2013 and 2012 are as follows:

Discount rate in local currency	2013	2012
Spain	6.3%	7.7%
Brazil	11.6%	10.8%
United Kingdom	6.1%	6.1%
Germany	5.3%	5.8%

The main variation relates to Spain, where the reduction in the political risk premium has contributed to the decline in the discount rate.

Meanwhile, the change in the Brazil rate is due to the increase in the cost of debt and in the political risk premium.

Perpetuity growth rate

In all cases, impairment tests are performed using the projected cash flows estimated according to the strategic plans over a five-year period. Cash flow projections as from the sixth year are calculated using an expected constant growth rate, taking as the perpetuity growth rate consensus estimates among analysts for each business and country, based on the maturity of the industry depending on technology and the degree of development of each country. Each indicator is compared to the forecasted long-term GDP growth of each country and growth data from external sources, adjusted for any specific characteristics of the business.

The perpetuity growth rates applied to the cash flow projections in 2013 and 2012 are as follows:

Perpetuity growth rate in local currency	2013	2012
Spain	0.8%	0.7%
Brazil	5.0%	4.7%
United Kingdom	1.0%	1.0%
Germany	1.1%	1.1%

In the case of Brazil, although the perpetuity growth rate in nominal terms is above 3%, it is in line with the Brazilian Central Bank’s medium-term inflation target (4.5%, within a range of +-2p.p.) and is below the analyst consensus forecasted near-term inflation rates of the Strategic Plan (approximately 5%-6%). Stripping out the difference in inflation between Brazil and the Eurozone, the equivalent rate in euros would be below 3% in both years.

Sensitivity to changes in assumptions

The Group carries out a sensitivity analysis of the impairment test by considering reasonable changes in the main assumptions used in such test, assuming the following increases or decreases, expressed in percentage points (p.p.):

Financial variables:

-     Discount rate (-1 p.p. / +1 p.p.)

-     Perpetuity growth rates (+0.25 p.p. / -0.25 p.p.)

Operating variables:

-     OIBDA Margin (+3 p.p. / -3 p.p.)

-     Ratio of CapEx/Revenues (+1.5 p.p. / -1.5 p.p.)

The sensitivity analysis performed at year-end 2013 indicates that there are no significant risks arising from reasonably possible variances in the financial and the operating variables individually considered. In other words, Management considers that within the above ranges, reasonably wide, no impairment losses would be recognized over the CGUs’ carrying amounts.

Note 8. Property, plant and equipment

The composition of and movement in the items comprising net “Property, plant and equipment” in 2013 and 2012 were the following:

Millions of euros	Balance at 12/31/12	Additions	Depreciation	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Exclusion of companies	Balance at 12/31/13
Land and buildings	6,049	51	(598)	(50)	119	(337)	−	5,234
Plant and machinery	23,213	1,565	(4,860)	(67)	3,059	(1,663)	(1)	21,246
Furniture, tools and other items	2,007	174	(721)	(27)	13	(114)	(4)	1,328
PP&E in progress	3,752	5,296	−	(8)	(5,426)	(382)	−	3,232
Net PP&E	35,021	7,086	(6,179)	(152)	(2,235)	(2,496)	(5)	31,040

Millions of euros	Balance at 12/31/11	Additions	Depreciation	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Inclusion of companies	Exclusion of companies	Balance at 12/31/12
Land and buildings	5,993	79	(604)	(89)	639	38	−	(7)	6,049
Plant and machinery	23,708	1,763	(5,593)	(92)	3,680	(248)	1	(6)	23,213
Furniture, tools and other items	1,810	321	(734)	(19)	806	(39)	−	(138)	2,007
PP&E in progress	3,952	5,399	−	(10)	(5,561)	(18)	−	(10)	3,752
Net PP&E	35,463	7,562	(6,931)	(210)	(436)	(267)	1	(161)	35,021

The gross cost, accumulated depreciation and impairment losses of property, plant and equipment at December 31, 2013 and 2012 are as follows:

Balance at December 31, 2013
Millions of euros	Gross cost	Accumulated depreciation	Impairment losses	Net PP&E
Land and buildings	11,633	(6,398)	(1)	5,234
Plant and machinery	90,723	(69,420)	(57)	21,246
Furniture, tools and other items	6,487	(5,148)	(11)	1,328
PP&E in progress	3,255	−	(23)	3,232
Net PP&E	112,098	(80,966)	(92)	31,040

Balance at December 31, 2012
Millions of euros	Gross cost	Accumulated depreciation	Impairment losses	Net PP&E
Land and buildings	13,099	(7,047)	(3)	6,049
Plant and machinery	101,862	(78,578)	(71)	23,213
Furniture, tools and other items	7,398	(5,387)	(4)	2,007
PP&E in progress	3,776	−	(24)	3,752
Net PP&E	126,135	(91,012)	(102)	35,021

 “Additions” for 2013 and 2012, totaling 7,086 million euros and 7,562 million euros, respectively, reflect the Group’s investment efforts made during the year.

Investment by Telefónica Europe in 2013 and 2012 amounted to 2,491 million euros and 2,664 million euros, respectively. Investment in 2013 mainly focused on further roll-out of fiber optic across the fixed network in Spain, increasing the number of fiber optic-connected homes and customers. Development of the LTE mobile networks in Germany, the United

Kingdom and Spain was ramped up to increase deployment and coverage, while investments continued to be made to boost the capacity of third-generation mobile networks.

Telefónica Latin America’s investments in 2013 and 2012 amounted to 4,421 million euros and 4,568 million euros, respectively. In 2013, investments in the mobile business centered primarily on expansion of the coverage, quality and density of 3G networks, as well as the roll-out of LTE (Brazil, Colombia, Chile and Peru), the development of platforms to underpin new value-added services, and the optimization of infrastructure and systems developments focusing on self-management. In the fixed line business, funds continued to be earmarked for rolling out UBB through speed upgrades in ADSL, fiber (FTTx) and VDSL in Brazil, Argentina and Chile, and the installation of fixed-mobile convergence systems (Brazil, Colombia, Chile and Peru).

“Disposals” mainly include the impact of the disposal by the Group of non-strategic assets (see Note 18)

The column “Transfers and others” in 2013 mainly includes the reclassification to “Non-current assets held for sale” of the property, plant and equipment of Telefónica Ireland and Telefónica Czech Republic (see Note 2).

The impact of the monetary adjustments due to hyperinflation in Venezuela is included under “Translation differences and hyperinflation adjustments”.

Telefónica Group companies have purchased insurance policies to reasonably cover the possible risks to which their property, plant and equipment used in operations are subject, with suitable limits and coverage. In addition, as part of its commercial activities and network roll-out, the Group maintains several property acquisition commitments. The timing of scheduled payments in this regard is disclosed in Note 18.

Property, plant and equipment deriving from finance leases amounted to 463 million euros at December 31, 2013 (536 million euros at December 31, 2012). The most significant finance leases are disclosed in Note 22.

Note 9. Associates and joint ventures

The breakdown of amounts related to associates and joint ventures recognized in the consolidated statements of financial position and income statements is as follows:

Millions of euros
	12/31/13	12/31/12
Investments accounted for by the equity method	2,424	2,468
Loans to associates and joint ventures (Note 13)	1,281	852
Receivables from associates and joint ventures for current operations	85	107
Financial debt, associates and joint ventures	20	−
Payables to associates and joint ventures	578	511

Millions of euros
	2013	2012
Share of (loss) of investments accounted for by the equity method	(304)	(1,275)
Revenue from operations with associates and joint ventures	524	535
Expenses from operations with associates and joint ventures	552	634
Financial income with associates and joint ventures	38	32
Financial expenses with associates and joint ventures	10	4

The Group has entered into factoring agreements in 2013 through the associate Telefónica Factoring España, S.A. amounting to 386 million euros.

The breakdown of the main investments accounted for by the equity method and key financial highlights for the last 12-month periods available at the time of preparation of the consolidated financial statements for 2013 and 2012 are as follows:

December 31, 2013
Millions of euros
COMPANY	% holding	Total assets	Total liabilities	Operating income	Profit (loss) for the year	Carrying amount	Market value
Telco, S.p.A. (Italy) (Note 21.b)	66.00%	3,001	2,416	−	(474)	390	N/A
DTS Distribuidora de Televisión Digital, S.A. (Spain)	22.00%	1,381	528	1,166	(74)	434	N/A
China Unicom (Hong Kong) Limited	5.01%	61,320	35,389	34,775	1,227	1,539	1,293
Other						61
TOTAL						2,424

December 31, 2012
Millions of euros
COMPANY	% holding	Total assets	Total liabilities	Operating income	Profit (loss) for the year	Carrying amount	Market value
Telco, S.p.A. (Italy)	46.18%	3,608	2,687	−	(1,729)	425	N/A
DTS Distribuidora de Televisión Digital, S.A. (Spain)	22.00%	1,472	545	1,068	52	457	N/A
China Unicom (Hong Kong) Limited	5.01%	56,772	31,487	29,578	668	1,547	1,434
Other						39
TOTAL						2,468

The detail of the movement in investments in associates in 2013 and 2012 was the following:

Investments accounted for by the equity method	Millions of euros
Balance at 12/31/11	5,065
Additions	277
Disposals	(1,439)
Translation differences	12
Income (loss)	(1,275)
Dividends	(57)
Transfers and other	(115)
Balance at 12/31/12	2,468
Additions	363
Disposals	(2)
Translation differences	(94)
Income (loss)	(304)
Dividends	(28)
Transfers and other	21
Balance at 12/31/13	2,424

As part of the Telco, S.p.A. refinancing in 2012 (see Note 13.a), Telefónica made a contribution to equity of this company for 277 million euros.

In 2013 Telefónica and the remaining shareholders of Telco, S.p.A. reached an agreement by virtue of which Telefónica increased its stake in Telco, S.p.A. by investing 324 million euros in cash (see Note 21.b).

In 2013 and 2012 adjustments to the value of the stake of Telco, S.p.A. in Telecom Italia, S.p.A. were made, which coupled with the contribution to results in the year, resulted in a negative impact on “Share of loss of investments accounted for by the equity method” of 267 million euros and 1,277 million euros, respectively (see Note 2).

“Disposals” for 2012 primarily relate to the reduction in the investment in China Unicom (see Note 2).

Note 10. Related parties

Significant shareholders

A summary of significant transactions between the Telefónica Group and the companies of Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) and those of Caja de Ahorros y Pensiones de Barcelona (“la Caixa”), significant shareholders of the Company with stakes in Telefónica, S.A. of 6.89% and 5.43%, respectively, at December 31, 2013, is as follows:

All of these transactions were carried out at market prices.

Millions of euros
2013	BBVA	la Caixa
Finance costs	45	2
Receipt of services	19	57
Other expenses	1	−
Total costs	65	59
Finance income	35	8
Dividends received(1)	14	N/A
Services rendered	68	78
Sale of goods	5	3
Other income	62	−
Total revenue	184	89
Finance arrangements: loans and capital contributions (borrower)	360	214
Guarantees	452	134
Commitments	32	69
Commitments/guarantees canceled	69	−
Finance arrangements: loans and capital contributions (lender)	1,626	1,671
Financial lease contracts	5	−
Cancellation of credits and lease contracts	13	−
Dividends	108	89
Other operations (factoring operations)	210	−
Derivative transactions(2) (nominal value)	13,352	1,200
(1)	At December 31, 2013, Telefónica holds a 0.76% stake in the share capital of Banco Bilbao Vizcaya Argentaria, S.A. (see Note 13.a)
(2)	See Derivatives Policy of the Group in Note 16.

Millions of euros
2012	BBVA	la Caixa
Finance costs	112	17
Receipt of services	42	59
Other expenses	1	1
Total costs	155	77
Finance income	26	2
Dividends received	16	N/A
Services rendered	218	39
Sale of goods	7	6
Other income	4	−
Total revenue	271	47
Finance arrangements: loans and capital contributions (borrower)	545	385
Guarantees	471	149
Commitments	25	49
Financial lease contracts	660	618
Dividends	286	135
Other operations (factoring operations)	356	−
Derivative transactions (nominal value)	12,911	2,661

The most significant balances and transactions with associates and joint ventures are detailed in Note 9.

During the financial year to which these accompanying consolidated financial statements refer, the Directors and senior executives did not perform any transactions with Telefónica, S.A. or any Telefónica Group company other than those in the Group’s normal trading activity and business.

Compensation and other benefits paid to members of the Board of Directors and senior executives, as well as the detail of the equity interests and positions or duties held by the directors in companies engaging in an activity that is identical, similar or complementary to that of the Company are detailed in Note 21 and Appendix II of these consolidated financial statements.

Certain members of Telefónica, S.A.’s Board of Directors are also board members of Abertis Infraestructuras, S.A., parent of Abertis (Note 21.g). In 2013 Telefónica reached an agreement with Abertis through its subsidiary Abertis Tower, S.A. by way of which Telefónica Móviles España, S.A.U. has transferred 690 mobile phone towers to Abertis, generating a gain of 70 million euros. An agreement has also been signed through which Abertis Tower, S.A. leases certain space in the aforesaid infrastructures for Telefónica Móviles España, S.A.U. to install its communications equipment.

In addition, on December 28, 2012, Telefónica de Contenidos, S.A.U. (wholly owned by Telefónica, S.A.), formalized the transfer to Abertis (through Abertis Telecom, S.A.) of 23,343 shares in Hispasat, S.A. for a total price of 68 million euros (see Appendix I).

Note 11. Trade and other receivables

The breakdown of this consolidated statement of financial position heading at December 31, 2013 and 2012 is as follows:

Millions of euros	Balance at 12/31/2013	Balance at 12/31/2012
Trade receivables billed	8,184	9,326
Trade receivables unbilled	2,258	2,673
Impairment for trade receivables	(2,598)	(3,196)
Receivables from associates and joint ventures	85	107
Other receivables	571	792
Short-term prepayments	1,140	1,009
Total	9,640	10,711

Public-sector net trade receivables at December 31, 2013 and 2012 amounted to 577 million euros and 598 million euros, respectively.

The movement in impairment of trade receivables in 2013 and 2012 is as follows:

Millions of euros
Impairment provision at December 31, 2011	3,135
Allowances	778
Amounts applied	(711)
Exclusion of companies	(7)
Translation differences	1
Impairment provision at December 31, 2012	3,196
Allowances	674
Amounts applied	(809)
Translation differences and other	(463)
Impairment provision at December 31, 2013	2,598

The balance of trade receivables billed net of impairment losses at December 31, 2013, amounted to 5,586 million euros (6,130 million euros at December 31, 2012), of which 3,056 million euros were not yet due (3,566 million euros at December 31, 2012).

Net amounts of 354 million euros and 159 million euros are over 360 days due at December 31, 2013 and 2012, respectively. They are mainly with the public sector.

Note 12. Equity

a) Share capital and share premium

At December 31, 2013, Telefónica, S.A.’s share capital amounted to 4,551,024,586 euros and consisted of 4,551,024,586 fully paid ordinary shares of a single series, per value of 1 euro, all recorded by the book-entry system and traded on the Spanish electronic trading system (“Continuous Market”), where they form part of the “Ibex 35” Index, on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and listed on the New York, London, Buenos Aires and Lima Stock Exchanges.

On May 25, 2012, the deed of capital reduction through the cancellation of 84,209,363 treasury shares previously acquired by Telefónica, S.A. was executed. As a result, article 5 of the Corporate Bylaws relating to the amount of share capital was amended accordingly to show 4,479,787,122 euros. At the same time, a reserve was recorded for the cancelled shares described in the section on “Retained earnings”.

On June 8, 2012, a share capital increase of 71,237,464 euros was executed, during which 71,237,464 ordinary shares with a par value of 1 euro each were issued, with a charge to reserves, as part of the scrip dividend shareholder remuneration deal. Share capital amounts to 4,551,024,586 euros subsequent to this increase.

With respect to authorizations given regarding share capital, on May 18, 2011, authorization was given at the Annual Shareholders’ Meeting of Telefónica, S.A. for the Board of Directors, at its discretion and in accordance with the Company’s needs, to increase the Company’s capital, once or several times, within a maximum period of five years from that date, up to a maximum increase of 2,281,998,242.50 euros, equivalent to half of Telefónica, S.A.’s share capital at that date, by issuing and placing new shares, of any type permitted by the Law, with a fixed or variable premium, and, in all cases, in exchange for cash, expressly considering the possibility that the new shares may not be fully subscribed. The Board of Directors was also empowered to exclude, partially or fully, pre-emptive subscription rights under the terms of Section 506 of the Spanish Enterprises Act.

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

In addition, at the May 31, 2013, Shareholders’ Meeting, authorization was given for the Board of Directors to issue fixed-income securities and preferred shares at one or several times within a maximum period of five years from that date. These securities may be in the form of debentures, bonds, promissory notes or any other kind of fixed-income security, plain or, in the case of debentures and bonds, convertible into shares of the Company and/or exchangeable for shares of any of the Group companies. They may also be preferred shares. The total maximum amount of the securities issuable agreed under this authorization is 25,000 million euros or the equivalent in another currency. For promissory notes, the outstanding balance of promissory notes issued under this authorization will be calculated for purposes of the aforementioned limit. As at December 31, 2013, the Board of Directors had not exercised these powers, being approved the programs to issue corporate promissory notes for 2014 in January.

Proposed distribution of profit attributable to equity holders of the parent

Telefónica, S.A. generated 664 million euros of profit in 2013.

Accordingly, the Company’s Board of Directors will submit the following proposed distribution of 2013 profit for approval at the Shareholders’ Meeting:

Millions of euros
Goodwill reserve	2
Voluntary reserves	662
Total	664

b) Dividends

Dividends paid in 2013

At its meeting of May 31, 2013, Telefónica, S.A.’s Board of Directors resolved to pay a dividend with a charge to unrestricted reserves of a fixed gross 0.35 euros per outstanding share carrying dividend rights. This dividend was paid in full on November 6, 2013, and the total amount paid was 1,588 million euros.

Dividends paid in 2012 and capital increase

Approval was given at the General Shareholders’ Meeting of May 14, 2012, to pay a gross 0.53 euros dividend per share outstanding with a charge to unrestricted reserves. The dividend was paid on May 18, 2012, and the total amount paid was 2,346 million euros.

In addition, approval was given to pay a scrip dividend consisting of the assignment of free allotment rights with an irrevocable purchase obligation on the Company, and a subsequent capital increase by means of the issue of new shares to fulfill said allotments.

At the close of the trading period for these rights, the holders of 37.68% of the Company’s shares had accepted the Company’s irrevocable commitment to buy. These rights were repurchased and cancelled by the Company for the amount of 490 million euros.

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

In addition, approval was given at the General Shareholders’ Meeting on May 18, 2011, to pay a gross 0.77 dividend per share outstanding carrying dividend rights with a charge to unrestricted reserves. This dividend was paid in full on November 7, 2011, and the total amount paid was 3,458 million euros.

c) Other equity instruments

On September 18, 2013, Telefónica Europe, B.V. issued undated deeply subordinated reset rate guaranteed securities in an aggregate principal amount of 1,750 million euros. This issue entails two tranches: one of them subject to a call option exercisable by Telefónica Europe, B.V. starting on the fifth anniversary of the issuance date in an aggregate principal amount of 1,125 million euros (the “Five-Year Non-Call Securities”), and the other subject to a call option exercisable by Telefónica Europe, B.V. starting on the eighth anniversary of the issuance date in an aggregate principal amount of 625 million euros (the “Eight-Year Non-Call Securities”). In both tranches there is an early redemption option for the issuer.

The Five-Year Non-Call Securities will accrue a fixed coupon at a rate of 6.5% annually as from the issuance date (inclusive) up to September 18, 2018. From September 18, 2018 (inclusive) onwards, the Five-Year Non-Call Securities will accrue a fixed coupon equal to the applicable 5 year swap rate plus a margin of: (i) 5.038% per year as from September 18, 2018 up to September 18, 2023 (not inclusive); (ii) 5.288% per year as from September 18, 2023 up to September 18, 2038 (not inclusive); and (iii) 6.038% per year as from September 18, 2038 (inclusive).

The Eight-Year Non-Call Securities will accrue a fixed coupon at a rate of 7.625% annually as from the issuance date (inclusive) up to September 18, 2021. From September 18, 2021 (inclusive) onwards, the Eight-Year Non-Call Securities will accrue a fixed coupon equal to the applicable 8 year swap rate plus a margin of: (i) 5.586% per year as from September 18, 2021 up to September 18, 2023 (not inclusive); (ii) 5.836% per year as from September 18, 2023 up to September 18, 2041 (not inclusive); and (iii) 6.586% per year as from September 18, 2041 (inclusive).

On November 26, 2013, Telefónica Europe, B.V. issued undated deeply subordinated reset rate guaranteed securities, with the subordinated guarantee of Telefónica, S.A., for an aggregate principal amount of 600 million sterling pounds (equivalent to 716 million euros at the closing date) and subject to a call option exercisable by Telefónica Europe, B.V. starting on the seventh anniversary of the issuance date. The securities will accrue a coupon at a rate of 6.75% annually as from the issuance date (inclusive) up to November 26, 2020. From November 26, 2020 (inclusive), the securities will accrue a fixed coupon equal to the applicable five years swap rate resettable every five years plus a margin of: (i) 4.458% per year as from November 26, 2020, up to November 26, 2025 (not inclusive); (ii) 4.708% per year as from November 26, 2025, up to November 26, 2040 (not inclusive); and (iii) 5.458% per year as from November 26, 2040 (inclusive).

In all cases, the issuer has an option to defer the payment of coupons, holders of these securities cannot call for payment.

As the repayment of principal and the payment of coupons depend solely on Telefónica’s decision, these subordinated perpetual instruments are equity instruments and are presented under “Other equity instruments” in the accompanying consolidated statement of changes in equity.

d) Legal reserve

According to the consolidated text of the Corporate Enterprises Act, companies must transfer 10% of profit for the year to a legal reserve until this reserve reaches at least 20% of share capital. The legal reserve can be used to increase capital by the amount exceeding 10% of the increased share capital amount. Except for this purpose, until the legal reserve exceeds the limit of 20% of share capital, it can only be used to offset losses, if there are no other reserves available. At December 31, 2013, the Company had duly set aside this reserve, amounting to 984 million euros.

e) Retained earnings

These reserves include undistributed profits of companies comprising the consolidated Group less interim dividends paid against profit for the year, actuarial gains and losses and the impact of the asset ceiling on defined-benefit plans.

In addition, these reserves include revaluation reserves and reserve for cancelled share capital. These reserves are regulated by some restrictions for their distribution.

Revaluation reserves

The balance of “Revaluation reserves” arose as a result of the revaluation made pursuant to Royal Decree-Law 7/1996 dated June 7 and may be used, free of tax, to offset any losses incurred in the future and to increase capital. Also it may be allocated to unrestricted reserves, provided that the capital gain has been realized.

The capital gain will be deemed to have been realized in respect of the portion on which the depreciation has been recorded for accounting purposes or when the revalued assets have been transferred or derecognized. In this respect, an amount of 7 million euros was reclassified to “Retained earnings" in 2013 (10 million euros in 2012 and 15 million euros in 2011), corresponding to revaluation reserves subsequently considered unrestricted. At December, 31 2013, this reserve amounts 109 million euros.

Reserve for cancelled share capital

In accordance with Section 335.c) of the Corporate Enterprises Act and to render null and void the right of opposition provided for in Section 334 of the same Act, whenever the Company decreases capital it records a reserve for cancelled share capital for an amount equal to the par value of the cancelled shares, which can only be used if the same requirements as those applicable to the reduction of share capital are met. In 2012, a reserve for cancelled share capital amounting to 84 million euros was recorded, the same amount as the capital reduction made in the year. The cumulative amount of the reserve for cancelled share capital at December 31, 2013 and 2012 was 582 million euros.

f) Translation differences

The breakdown of the accumulated contribution of translation differences at December 31 is as follows:

Millions of euros	2013	2012	2011
Telefónica Latin America	(7,152)	(2,116)	(558)
Telefónica Europe	(2,144)	(1,666)	(1,973)
Other adjustments and intra-group eliminations	21	153	368
Total Telefónica Group	(9,275)	(3,629)	(2,163)

The translation differences movement in 2013 is mainly due to the depreciation of the Latin American currencies, mainly the Brazilian real whose impact amounts to 3,292 million euros.

g) Treasury share instruments

At December 31, 2013, 2012 and 2011, Telefónica Group companies held the following shares in the Telefónica, S.A. parent company:

		Euros per share
	Number of shares	Acquisition price	Trading price	Market value*	%
Treasury shares at 12/31/13	29,411,832	11.69	11.84	348	0.64627%
Treasury shares at 12/31/12	47,847,810	10.57	10.19	488	1.05136%
Treasury shares at 12/31/11	84,209,364	15.68	13.39	1,127	1.84508%
(*) Millions of euros

Telefónica, S.A. directly owns all treasury shares in the Group at December 31, 2013.

In 2013, 2012 and 2011 the following transactions involving treasury shares were carried out:

Number of shares
Treasury shares at 12/31/10	55,204,942
Acquisitions	55,979,952
Disposals	(24,075,341)
Employee share option plan	(2,900,189)
Treasury shares at 12/31/11	84,209,364
Acquisitions	126,489,372
Disposals	(76,569,957)
Employee share option plan	(2,071,606)
Capital reduction	(84,209,363)
Treasury shares at 12/31/12	47,847,810
Acquisitions	113,154,549
Disposals	(131,590,527)
Treasury shares at 12/31/13	29,411,832

The amount paid to acquire treasury shares in 2013 was 1,216 million euros (1,346 million euros and 822 million euros in 2012 and 2011, respectively).

Treasury shares disposed of in 2013, 2012 and 2011 amounted to 1,423 million euros, 801 million euros and 445 million euros, respectively. The main sales of treasury shares in 2013 are as follows:

•
An agreement was reached with qualified and professional investors on March 26, 2013, whereby the Company disposed of all the treasury shares it held (90,067,896 shares) at a price of 10.80 euros per share.

•
On September 24, 2013 Telefónica, S.A. acquired from the remaining shareholders of Telco, S.p.A. 23.8% of the non-convertible bonds issued by Telco, S.p.A. (Note 13.a). The payment of this transaction consisted of the transmission of 39,021,411 treasury shares of the Company.

On May 25, 2012, pursuant to the resolutions adopted in the General Shareholders’ Meeting of May 14, 2012, capital was reduced by redeeming 84,209,363 treasury shares, thereby reducing this caption by 1,321 million euros.

In November 2012, Telefónica submitted an offer to purchase and cancel the preference shares that it had indirectly issued in 2002 through its subsidiary Telefónica Finance USA, LLC totaling 2,000 million euros. The offer involved acquiring these shares at their par value, subject unconditionally and irrevocably to the simultaneous reinvestment in Telefónica, S.A. shares and the subscription of newly issued plain-vanilla bonds, in the following percentage:

a)	40% of the amount in treasury shares of Telefónica, S.A.

b)	60% of the amount shall be used to subscribe a bond issue with a face value of 600 euros, issued at par.

97% of the holders of the preference shares accepted the offer, and therefore 76,365,929 treasury shares with a carrying amount of 815 million euros (exchange value of 776 million euros) were handed over, which are included under “Disposals” in 2012.

In addition to these disposals, on July 27, 2012, 2,071,606 shares were delivered to Group employees when the first phase of the Global Employee Share Plan (“the GESP”) matured. The second phase of the GESP started in December 2012.

At December 31, 2013, Telefónica held 134 million call options on treasury shares subject to physical delivery at a fixed price (178 and 190 million options on treasury shares at December 31, 2012 and 2011, respectively), which are presented as a reduction in equity under the caption “Treasury shares”. They are valued at the amount of premium paid, and upon maturity if the call options are exercised the premium is reclassified as treasury shares together with the price paid. If they are not exercised upon maturity their value is recognized directly in equity.

The Company also has a derivative financial instrument on 30 million Telefónica shares, subject to net settlement, recognized under “Current interest-bearing debt” of the accompanying consolidated statement of financial position (derivative over 28 million shares in 2012 recognized under “Current financial assets”; and derivative over 26 million shares in 2011 recognized under “Current interest-bearing debt”).

h) Equity attributable to non-controlling interests

“Equity attributable to non-controlling interests” represents the share of non-controlling interests in the equity and income or loss for the year of fully consolidated Group companies. The movements in this heading of the 2013, 2012 and 2011 consolidated statement of financial position are as follows:

Millions of euros	Balance at 12/31/12	Sales of non-controlling interests and inclusion of companies	Profit/(loss) for the year	Change in translation differences	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Other movements	Balance at 12/31/13
Telefónica Czech Republic, a.s.	813	−	63	(64)	(46)	(100)	−	666
Telefónica Brasil, S.A.	4,373	−	335	(694)	−	(522)	(1)	3,491
Telefónica Deutschland Holding, A.G.	2,084	−	(1)	(1)	−	(117)	(3)	1,962
Colombia Telecomunicaciones, S.A., ESP	(139)	−	(37)	21	−	−	(10)	(165)
Telefónica Centroamericana Inversiones, S.L.	−	283	11	(12)	−	−	1	283
Other	69	1	5	(13)	−	−	(2)	60
Total	7,200	284	376	(763)	(46)	(739)	(15)	6,297

Millions of euros	Balance at 12/31/11	Sales of non-controlling interests and inclusion of companies	Profit/(loss) for the year	Change in translation differences	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Other movements	Balance at 12/31/12
Telefónica Czech Republic, a.s.	940	−	66	27	(113)	(107)	−	813
Telefónica Brasil, S.A.	4,745	−	454	(478)	(12)	(331)	(5)	4,373
Telefónica Deutschland Holding, A.G.	−	2,043	41	−	−	−	−	2,084
Colombia Telecomunicaciones, S.A., ESP	−	−	(93)	(138)	(116)	−	208	(139)
Other	62	−	7	5	(2)	(4)	1	69
Total	5,747	2,043	475	(584)	(243)	(442)	204	7,200

Millions of euros	Balance at 12/31/10	Sales of non-controlling interests and inclusion of companies	Profit/(loss) for the year	Change in translation differences	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Other movements	Balance at 12/31/11
Telefónica Czech Republic, a.s.	1,033	−	95	(25)	−	(161)	(2)	940
Telefónica Brasil, S.A.	6,136	−	864	(345)	(539)	(710)	(661)	4,745
Colombia Telecomunicaciones, S.A., ESP	−	−	(175)	−	−	−	175	−
Other	63	−	−	2	−	(5)	2	62
Total	7,232	−	784	(368)	(539)	(876)	(486)	5,747

Revenues, OIBDA and capital expenditures for the main companies of the Telefónica Group with non-controlling interests are as follows:

Millions of euros
Telefónica Brasil	2013	2012	2011
Revenues	12,217	13,618	14,326
OIBDA	3,940	5,161	5,302
Capital expenditure	2,127	2,444	2,468

Millions of euros
Telefónica Germany (1)	2013	2012	2011
Revenues	4,914	5,213	5,035
OIBDA	1,308	1,351	1,219
Capital expenditure	666	609	558
(1) Telefónica Germany is the operating company of the Telefónica Group in Germany, subsidiary of Telefónica Deutschland Holding, A.G. (Appendix VI).

The main items of the statement of financial position of these companies are as follows:

Millions of euros
Telefónica Brasil	12/31/2013	12/31/2012
Non-current assets	16,592	20,044
Current assets	4,933	6,012
Non-current liabilities	3,986	4,463
Current liabilities	4,262	5,021

Millions of euros
Telefónica Germany	12/31/2013	12/31/2012
Non-current assets	7,168	7,652
Current assets	1,854	1,417
Non-current liabilities	1,452	1,092
Current liabilities	1,571	1,548

2013

In 2013, “Disposal of investments and inclusion of companies” reflects the effect of the sale of 40% of the investment through Telefónica Centroamérica Inversiones, S.L. in Guatemala, El Salvador, Nicaragua and Panama, with an impact of 283 million euros (see Note 2).

2012

In 2012, “Disposal of investments and inclusion of companies” reflects the effect of the public offering of shares in Telefónica Deutschland Holding, A.G. This share offering, which totaled 23.17% of capital, entailed non-controlling interests of 2,043 million euros. The heading also includes the impact of the corporate reorganization agreement in the fixed and mobile businesses in Colombia, with an impact of 116 million euros (see Note 2).

2011

The movement in 2011 includes the exchange of Telesp shares for Vivo Participações shares, which resulted in a net decrease of 661 million euros, included under “Other movements” (see Note 5).

“Acquisitions of non-controlling interests and exclusion of companies” includes the impact of the tender offer for the voting shares of Vivo Participaçoes, S.A. held by non-controlling interests representing, approximately, 3.8% of its capital stock. After its execution, Telefónica acquired an additional 2.7% of the Brazilian company’s capital stock for 539 million euros.

 “Other movements” includes the impact of the agreement signed with the holders of non-controlling interests in Colombia Telecomunicaciones, S.A., ESP.

Note 13. Financial assets and liabilities

1.- Financial assets

The breakdown of financial assets of the Telefónica Group at December 31, 2013 and 2012 is as follows:

December 31, 2013
	Fair value through profit or loss				Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Available-for-sale	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Held-to-maturity investments	Rest of financial assets at amortized cost	Total carrying amount	Total fair value
Non-current financial assets	1,462	356	1,101	1,205	746	3,378	−	36	3,615	7,775	7,775
Investments	−	−	550	−	433	117	−	−	−	550	550
Long-term credits	−	356	551	−	171	736	−	7	2,562	3,476	3,127
Deposits and guarantees	−	−	−	−	−	−	−	29	1,403	1,432	1,431
Derivative instruments	1,462	−	−	1,205	142	2,525	−	−	−	2,667	2,667
Impairment losses	−	−	−	−	−	−	−	−	(350)	(350)	−
Current financial assets	548	146	54	125	327	546	−	727	10,494	12,094	12,094
Financial investments	548	146	54	125	327	546	−	727	517	2,117	2,117
Cash and cash equivalents	−	−	−	−	−	−	−	−	9,977	9,977	9,977
Total financial assets	2,010	502	1,155	1,330	1,073	3,924	−	763	14,109	19,869	19,869

December 31, 2012
	Fair value through profit or loss				Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Available-for-sale	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Held-to-maturity investments	Rest of financial assets at amortized cost	Total carrying amount	Total fair value
Non-current financial assets	2,072	424	1,093	2,145	791	4,943	−	164	3,441	9,339	8,961
Investments	−	−	586	−	498	79	9	−	−	586	586
Long-term credits	−	424	516	4	231	713	−	68	1,928	2,940	2,468
Deposits and guarantees	−	−	−	−	−	−	−	96	1,890	1,986	1,694
Derivative instruments	2,072	−	−	2,141	62	4,151	−	−	−	4,213	4,213
Impairment losses	−	−	(9)	−	−	−	(9)	−	(377)	(386)	−
Current financial assets	462	133	61	89	313	415	17	720	10,254	11,719	11,647
Financial investments	462	133	61	89	313	415	17	720	407	1,872	1,800
Cash and cash equivalents	−	−	−	−	−	−	−	−	9,847	9,847	9,847
Total financial assets	2,534	557	1,154	2,234	1,104	5,358	17	884	13,695	21,058	20,608

The calculation of the fair values of the Telefónica Group’s debt instruments required an estimate, for each currency and counterparty, of a credit spread curve using the prices of the Group’s bonds and credit derivatives.

Derivatives are measured using the valuation techniques and models normally used in the market, based on money-market curves and volatility prices available in the market.

a) Non-current financial assets

The movement in items composing “Non-current financial assets” in 2013 and 2012 is as follows:

Millions of euros	Investments	Long-term credits	Deposits and guarantees	Derivative financial assets	Impairment losses	Total
Balance at 12/31/11	680	2,228	1,875	4,294	(399)	8,678
Acquisitions	91	982	454	395	12	1,934
Disposals	(139)	(667)	(185)	(24)	−	(1,015)
Exclusion of companies	−	70	(38)	−	4	36
Translation differences	2	(33)	(173)	39	(4)	(169)
Fair value adjustments	(48)	6	17	(172)	1	(196)
Transfers	−	354	36	(319)	−	71
Balance at 12/31/12	586	2,940	1,986	4,213	(386)	9,339
Acquisitions	10	1,269	158	188	(4)	1,621
Disposals	(106)	(462)	(61)	−	1	(628)
Translation differences	(12)	(111)	(285)	73	29	(306)
Fair value adjustments	80	(85)	38	(1,459)	−	(1,426)
Transfers	(8)	(75)	(404)	(348)	10	(825)
Balance at 12/31/13	550	3,476	1,432	2,667	(350)	7,775

“Investments” includes the fair value of investments in companies where Telefónica does not exercise significant control and for which there is no specific disposal plan for the short term (see Note 3.i).

Among these is the Telefónica Group’s shareholding in Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) of 383 million euros (317 million euros at December 31, 2012), representing 0.76% of its share capital at December 31, 2013.

Disposals in 2013 mainly include the full divestment of the stakes in Portugal Telecom.

At year-end the Group assessed the securities in its portfolio of listed available-for-sale assets individually for impairment. The analysis did not uncover the need to recognize any significant impairment losses.

“Long-term credits” includes the investment of the net level premium reserves of the Group’s insurance companies, primarily in fixed-income securities, amounting to 929 million euros and 1,055 million euros at December 31, 2013 and 2012, respectively, and long-term prepayments of 153 million euros and 154 million euros at December 31, 2013 and 2012, respectively.

In 2012, Telco, S.p.A. shareholders signed an agreement to refinance the company involving a 1,750 million-euro bond issue, subscribed by the shareholders as per their percentage shareholdings, and a capital increase of 600 million euros. For Telefónica, this agreement involved the subscription of a bond valued at 208 million euros (further to the existing bond of 600 million euros) and a contribution of capital amounting to 277 million euros (see Note 9).

In 2013, Telefónica acquired 23.8% of the non-convertible bonds of Telco, S.p.A. from this company’s other shareholders, through the transfer of 39,021,411 treasury shares (see Note 12.g). This transaction is recognized under “Long-term credits” for 417 million euros. At December 31, 2013, Telefónica, S.A. had subscribed Telco, S.p.A. bonds totaling 1,225 million euros (808 million euros at December 31, 2012).

Additionally, “Acquisitions” in 2013 included a bond convertible into Telecom Italia, S.p.A. shares, amounting 103 million euros.

b) Current financial assets

This heading includes the following items:

•
Short-term investments in financial instruments recognized at fair value to cover commitments undertaken by the Group’s insurance companies, amounting to 430 million euros at December 31, 2013 (391 million euros at December 31, 2012).

•
Derivative financial assets with a short-term maturity or not used to hedge non-current items in the consolidated statement of financial position, which amounted to 412 million euros in 2013 (316 million euros in 2012).

•	Short-term deposits and guarantees amounting to 175 million euros at December 31, 2013 (95 million euros at December 31, 2012).

•	Current investments of cash surpluses which, given their characteristics, have not been classified as “Cash and cash equivalents.”

Current financial assets that are highly liquid and have maturity periods of three months or less from the date contracted , and present an insignificant risk of value changes, are recorded under “Cash and cash equivalents” on the accompanying consolidated statement of financial position.

2.- Financial liabilities

The breakdown of financial liabilities at December 31, 2013 and the corresponding maturities schedule is as follows:

Millions of euros
	Current	Non-current
Maturity	2014 (*)	2015	2016	2017	2018	Subsequent years	Non-current total	Total
Debentures and bonds	6,053	3,380	6,223	4,705	4,610	17,109	36,027	42,080
Promissory notes & commercial paper	1,279	−	−	−	−	−	−	1,279
Other marketable debt securities	−	−	−	−	−	59	59	59
Total Issues	7,332	3,380	6,223	4,705	4,610	17,168	36,086	43,418
Loans and other payables	2,055	3,194	3,041	1,979	1,629	2,437	12,280	14,335
Other financial liabilities (Note 16)	140	228	301	251	573	1,453	2,806	2,946
TOTAL	9,527	6,802	9,565	6,935	6,812	21,058	51,172	60,699
(*) Debentures and bonds 2014 maturities include 582 million euros of notes with an option of early repayment and no contractual obligation to be repaid.

The estimate of future payments for interest on these financial liabilities at December 31, 2013, is as follows: 2,296 million euros in 2014, 2,079 million euros in 2015, 1,865 million euros in 2016, 1,565 million euros in 2017, 1,232 million euros in 2018 and 7,534 million euros in years after 2018. For floating rate financing, the Group mainly estimates future interest using the forward curve of the various currencies at December 31, 2013.

The amounts shown in this table take into account the fair value of derivatives classified as financial liabilities (i.e., those with a negative mark-to-market) and exclude the fair value of derivatives classified as current financial assets, for 412 million euros, and those classified as non-current, for 2,667 million euros (i.e., those with a positive mark-to-market).

The composition of these financial liabilities, by category, at December 31, 2013 and 2012 is as follows:

December 31, 2013
	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	−	−	−	−	−	−	43,418	43,418	46,120
Loans and other payables	1,315	−	1,631	111	2,835	−	14,335	17,281	17,401
Total financial liabilities	1,315	−	1,631	111	2,835	−	57,753	60,699	63,521

December 31, 2012
	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	−	−	−	−	−	−	45,329	45,329	49,956
Loans and other payables	1,774	−	1,615	113	3,276	−	18,135	21,524	21,874
Total financial liabilities	1,774	−	1,615	113	3,276	−	63,464	66,853	71,830

The calculation of the fair values of the Telefónica Group’s debt instruments required an estimate, for each currency and subsidiary, of the credit spread curve using the prices of the Group’s bonds and credit derivatives.

At December 31, 2013, some of the financing arranged by Telefónica Group companies in Latin America (Brazil, Colombia and Chile), which amount to approximately 5% of the Telefónica Group’s gross debt was subject to compliance with certain financial covenants. To date, these covenants are being met. Due to the absence of cross-defaults, breach of the covenants would not affect the debt at a Telefónica, S.A. level.

Part of the amount owed by the Telefónica Group includes restatements to amortized cost at December 31, 2013 and 2012 as a result of fair value interest rate and exchange rate hedges.

a) Issues

The movement in issues of debentures, bonds and other marketable debt securities in 2013 and 2012 is as follows:

Millions of euros	Debenture issues	Short-term promissory notes and commercial paper	Other non-Current Marketable debt securities	Total
Balance at 12/31/11	38,421	1,833	1,985	42,239
New issues	8,090	284	−	8,374
Redemptions, conversions and exchanges	(2,376)	(996)	(1,941)	(5,313)
Revaluation and other movements	7	7	15	29
Balance at 12/31/12	44,142	1,128	59	45,329
New issues	5,634	195	−	5,829
Redemptions, conversions and exchanges	(5,667)	(45)	−	(5,712)
Revaluation and other movements	(2,029)	1	−	(2,028)
Balance at 12/31/13	42,080	1,279	59	43,418

Bonds

At December 31, 2013, the nominal amount of outstanding debentures and bonds issues was 41,036 million euros (42,411 million euros at December, 31, 2012). Appendix III presents the characteristics of all outstanding debentures and bond issues at year-end 2013, as well as the significant issues made in the year.

During 2013, Telefónica, S.A. has repurchased bonds issued by Telefónica Emisiones, S.A.U. and Telefónica Europe, B.V. up to 98 million euros (353 million euros accumulated at the end of 2013).

Telefónica, S.A. has a full and unconditional guarantee on issues made by Telefónica Emisiones, S.A.U., Telefónica Finanzas México, S.A. de C.V. and Telefónica Europe, B.V., all of which are, directly or indirectly, wholly-owned subsidiaries of Telefónica, S.A.

Short-term promissory notes and commercial paper

The main programs for issuance of promissory notes and commercial paper are the following:

•
At December 31, 2013, Telefónica Europe, B.V., had a program for issuance of commercial paper, guaranteed by Telefónica, S.A., for up to 3,000 million euros. The outstanding balance of commercial paper issued under this program at December 31, 2013, was 920 million euros, issued at an average interest rate of 0.42% for 2013 (768 million issued in 2012 at an average rate of 0.78%).

•
At December 31, 2013, Telefónica, S.A. had a corporate promissory note program for 500 million euros, which can be increased to 2,000 million euros, with an outstanding balance at that date of 359 million euros (331 million euros at December 31, 2012).

Other long-term marketable debt securities

On October 31, 2012, an offer to purchase the preferred securities of Telefónica Finance USA, LLC. was launched. Holders accepting such offer would receive, concurrently and in connection with, Telefónica’s ordinary shares and they would subscribe new debt securities of Telefónica. As a result of this offer, on November 29, 2012, the Group purchased 1,941,235 preferred securities (representing 97.06% of total). The remaining 58,765 preferred securities are reflected in this caption (at December 31, 2013, the outstanding balance was 59 million euros). The securities accrue interest at Euribor at 3 months, plus a 4% spread (effective annual rate) payable quarterly.

b) Interest-bearing debt

The average interest rate on outstanding loans and other payables at December 31, 2013, was 3.43% (4.04% in 2012). This percentage does not include the impact of hedges arranged by the Group.

The main financing transactions included under “Interest-bearing debt” outstanding at December 31, 2013 and 2012 and their nominal amounts are provided in Appendix V.

Interest-bearing debt arranged or repaid in 2013 mainly includes the following:

•
On February 22, 2013, Telefónica, S.A. refinanced 1,400 million euros of tranche A2 (originally amounting to 2,000 million euros and scheduled to mature on July 28, 2014) of an 8,000 million euros syndicated loan, originally dated on July 28, 2010. This refinancing was divided in two tranches: a syndicated credit facility amounting to 700 million euros maturing in 2017 (tranche A2A) and another syndicated credit facility amounting to 700 million euros maturing in 2018 (tranche A2B). Both tranches will be available from July 28, 2014.

•
On February 22, 2013, Telefónica, S.A. signed a financing agreement for 1,001 million US dollars (approximately 726 million euros) with an outstanding balance at December 31, 2013, amounted to 463 million US dollars (approximately 336 million euros) which matures on 2023.

•
On July 28, 2013, tranche A1 of Telefónica, S.A. syndicated loan agreement arranged on July 28, 2010, fell due. At December 31, 2012, the outstanding balance was 1,000 million euros and was repaid during 2013.

•
On August 1, 2013, Telefónica, S.A. entered into a long-term credit facility for an aggregate amount of 734 million US dollars (approximately 532 million euros) at a fixed rate with the guarantee of the Finnish Export Credits Guarantee Board (Finnvera) which matures in 2023. No amounts had been drawn down on this credit facility at December 31, 2013.

•
On August 26, 2013, Telefónica Brasil, S.A. canceled 879 million Brazilian reais (approximately 272 million euros) of the loan signed with BNDES on September 20, 2011 with an outstanding balance at December 31, 2013, amounted to 2,060 million Brazilian reais (approximately 638 million euros).

•
On December 13, 2013, the Tranche E of the syndicated loan facility arranged by Telefónica Europe, B.V. on October 31, 2005 matured as scheduled. The outstanding balance upon maturity was 100 million pounds sterling (approximately 120 million euros). On the same date, there was a merge of the following syndicated loan facilities: i) Tranche E1 for 756 million euros available as from March 2, 2012, and maturing on March 2, 2017; and ii) Tranche E2 for 1,469 million pounds sterling (this syndicated loan facility was redenominated into euros on December 13, 2013) available as from December 13, 2013 and maturing on March 2, 2017. As a result, there is a new tranche E2 for 2,523 million euros. At December 31, 2013, the outstanding balance of this new tranche was 100 million pounds sterling (approximately 120 million euros).

During 2013, Telefónica, S.A. has reduced the principal amount outstanding under tranche B of its 8,000 million euros syndicated credit facility dated July 28, 2010, by 3,000 million euros. At December 31, 2013, this tranche B was fully available.

During 2013, Telefónica Europe, B.V. drew down an aggregate principal amount of 844 million US dollars (approximately 612 million euros) of the financing agreement signed on August 28, 2012, with the China Development Bank (CDB) and Industrial and Commercial Bank of China (IDBC) for 1,200 million US dollars. At December 31, 2013, the outstanding nominal principal on this financing agreement was 844 million US dollars (approximately 612 million euros).

At December 31, 2013, the Telefónica Group had total unused credit facilities from various sources amounting to approximately 13,197 million euros (approximately 11,597 million euros at December 31, 2012).

Loans by currency

The breakdown of “Loans and other payables” by currency at December 31, 2013 and 2012, along with the equivalent value of foreign-currency loans in euros, is as follows:

	Outstanding balance (in millions)
	Currency		Euros
Currency	12/31/13	12/31/12	12/31/13	12/31/12
Euro	7,918	11,681	7,918	11,681
US dollar	3,622	2,432	2,626	1,843
Brazilian Real	3,667	3,524	1,135	1,307
Colombian Peso	5,377,545	5,736,856	2,024	2,459
Pounds Sterling	189	172	227	211
Other currencies			405	634
Total Group			14,335	18,135

Note 14. Trade and other payables

The composition of “Trade and other payables” is as follows:

Millions of euros	12/31/2013		12/31/2012
	Non-current	Current	Non-current	Current
Trade payables	−	8,144	−	8,719
Other payables	1,324	5,146	1,749	6,319
Deferred revenue	377	1,353	392	1,540
Payable to associates and joint ventures	−	578	−	511
Total	1,701	15,221	2,141	17,089

“Deferred revenue” principally includes the amount of deferred revenue from sales of prepaid cards, from handsets transferred to the distributor and activation fees not yet recognized in the income statement.

At December 31, 2013, non-current “Other payables” mainly comprise the deferred portion of the payment for acquiring, the spectrum use license in Mexico in 2010, for an equivalent of 856 million euros (911 million euros at December 31, 2012).

The detail of current “Other payables” at December 31, 2013 and 2012 is as follows:

Millions of euros	Balance at 12/31/2013	Balance at 12/31/2012
Dividends payable by Group companies	228	183
Payables to suppliers of property, plant and equipment	3,248	3,994
Accrued employee benefits	745	719
Advances received on orders	126	72
Other non-financial non-trade payables	799	1,351
Total	5,146	6,319

Information on deferred payments to suppliers of Spanish companies (Third additional provision, "Information requirement" of Law 15/2010 of July 5)

The Telefónica Group’s Spanish companies have adapted their internal processes and payment schedules to the provisions of Law 15/2010, establishing measures against late payment in commercial transactions. Engagement conditions with commercial suppliers in 2013 included payment periods of up to 60 days (75 days in 2012), as established in said law.

For efficiency purposes and in line with general business practice, the Telefónica Group’s companies in Spain have defined payment schedules with suppliers, whereby payments are made on set days. For the main companies, payments are made three times a month. Invoices falling due between two payment days are settled on the following payment date in the schedule.

Payments to Spanish suppliers in 2013 and 2012 surpassing the established legal limit were the result of circumstances or incidents beyond the payment policies, mainly the closing of agreements with suppliers over the delivery of goods or the rendering of services, or occasional processing issues.

Information of payments to commercial suppliers that exceed the maximum period established in Law 15/2010 is as follows:

	2013		2012
Millions of euros	Amount	%	Amount	%
Payments within allowable period	5,897	94.0	7,633	95.1
Other	375	6.0	395	4.9
Total payments to commercial suppliers	6,272	100.0	8,028	100.0
Weighted average days past due	35		35
Deferrals at year-end that exceed the limit (*)	17		28
(*) At the date of authorization for issue of these consolidated financial statements, the Group had made the outstanding payments, except in exceptional cases where an agreement with suppliers was being negotiated.

Note 15. Provisions

The amounts of provisions in 2013 and 2012 are as follows:

	12/31/2013			12/31/2012
Millions of euros	Current	Non-current	Total	Current	Non-current	Total
Employee benefits:	763	3,722	4,485	913	4,410	5,323
Termination plans	703	2,762	3,465	861	3,290	4,151
Post-employment defined benefit plans	−	799	799	−	894	894
Other benefits	60	161	221	52	226	278
Other provisions	508	2,578	3,086	738	2,654	3,392
Total	1,271	6,300	7,571	1,651	7,064	8,715

Termination plans

In the last few years, the Telefónica Group carried out early retirement plans in order to adapt its cost structure to the prevailing environment in the markets where it operates, making certain strategic decisions relating to its size and organization.

Concerning the 2003-2007 labor force reduction plan in Telefónica de España, S.A.U., concluded with 13,870 employees taking part, provisions recorded at December 31, 2013 and 2012 amounted to 701 and 1,037 million euros, respectively.

Concerning the 2011-2013 labor force reduction plan in Telefónica de España, S.A.U., concluded with 6,830 employees taking part, provisions recorded at December 31, 2013 and 2012 amounted to 2,366 and 2,614 million euros, respectively. The estimated cost for the program was recognized in 2011, in the amount of 2,671 million euros. This amount was included under “Personnel expenses” in the consolidated income statement.

Furthermore, the Group had recorded provisions totaling 398 million euros (500 million euros at December 31, 2012) for other planned adjustments to the workforce.

The companies bound by these commitments calculated provisions required at 2013 and 2012 year-end using actuarial assumptions pursuant to current legislation, including the PERM/F- 2000 C mortality tables and a variable interest rate based on high quality market yield curves.

The movement in provisions for post-employment plans in 2013 and 2012 is as follows:

Millions of euros	Total
Provisions for post-employment plans at 12/31/11	4,698
Additions	36
Retirements/amount applied	(841)
Transfers	31
Exclusion of companies	(1)
Translation differences and accretion	228
Provisions for post-employment plans at 12/31/12	4,151
Additions	68
Retirements/amount applied	(688)
Transfers	(4)
Translation differences and accretion	(62)
Provisions for post-employment plans at 12/31/13	3,465

The discount rate used for these provisions at December 31, 2013, was 1.68%, with an average length of the plans of 3.2 years.

Post-employment defined benefit plans

The Group has a number of defined-benefit plans in the countries where it operates. The following tables present the main data of these plans:

12/31/2013
Millions of euros	Spain	UK	Brazil	Other	Total
Obligation	567	1,251	211	195	2,224
Assets	−	(1,236)	(146)	(97)	(1,479)
Net provision before asset ceiling	567	15	65	98	745
Asset ceiling	−	−	45	3	48
Net provision	567	15	116	101	799
Net assets	−	−	6	−	6

12/31/2012
Millions of euros	Spain	UK	Brazil	Other	Total
Obligation	654	1,139	298	166	2,257
Assets	−	(1,191)	(225)	(82)	(1,498)
Net provision before asset ceiling	654	(52)	73	84	759
Asset ceiling	−	−	54	−	54
Net provision	654	9	145	86	894
Net assets	−	61	18	2	81

The movement in the present value of obligations in 2013 and 2012 is as follows:

Millions of euros	Spain	UK	Brazil	Other	Total
Present value of obligation at 12/31/11	654	976	298	73	2,001
Translation differences	−	23	(31)	(1)	(9)
Current service cost	3	25	4	56	88
Past service cost	−	3	−	29	32
Interest cost	15	49	25	6	95
Actuarial losses and gains	37	174	15	23	249
Benefits paid	(55)	(18)	(13)	(16)	(102)
Plan curtailments	−	(93)	−	(4)	(97)
Present value of obligation at 12/31/12	654	1,139	298	166	2,257
Translation differences	−	(21)	(43)	(39)	(103)
Current service cost	2	4	3	47	56
Past service cost	−	(4)	−	−	(4)
Interest cost	12	49	24	9	94
Actuarial losses and gains	(49)	106	(58)	29	28
Benefits paid	(52)	(22)	(13)	(17)	(104)
Plan curtailments	−	−	−	−	−
Present value of obligation at 12/31/13	567	1,251	211	195	2,224

Movements in the fair value of plan assets in 2013 and 2012 are as follows:

Millions of euros	UK	Brazil	Other	Total
Fair value of plan assets at 12/31/11	971	235	86	1,292
Translation differences	23	(22)	−	1
Expected return on plan assets	53	25	4	82
Actuarial losses and gains	81	(4)	(6)	71
Company contributions	81	2	−	83
Benefits paid	(18)	(11)	(2)	(31)
Fair value of plan assets at 12/31/12	1,191	225	82	1,498
Translation differences	(27)	(32)	−	(59)
Expected return on plan assets	54	18	2	74
Actuarial losses and gains	(19)	(57)	−	(76)
Company contributions	59	3	14	76
Benefits paid	(22)	(11)	(1)	(34)
Fair value of plan assets at 12/31/13	1,236	146	97	1,479

The Group’s principal defined-benefit plans are:

ITP (Spain)

Telefónica Spain reached an agreement with its employees whereby it recognized supplementary pension payments for employees who had retired as of June 30, 1992, equal to the difference between the pension payable by the social security system and that which would be paid to them by ITP (Institución Telefónica de Previsión). Once the aforementioned supplementary pension payments had been quantified, they became fixed, lifelong and non-updateable and 60% of the payments are transferable to the surviving spouse, recognized as such as of June 30, 1992 and to underage children.

The amount for this provision totaled 334 million euros at December 31, 2013 (395 million euros at December 31, 2012).

Survival (Spain)

Serving employees who did not join the defined pension plan are still entitled to receive survivorship benefits at the age of 65.

The amount for this provision totaled 233 million euros at December 31, 2013 (259 million euros at December 31, 2012).

These plans do not have associated assets that qualify as “plan assets” under IAS 19. The discount rate used for these provisions at December 31, 2013, was 2.68%, with an average length of the plans of 8 years.

The main actuarial assumptions used in valuing these plans are as follows:

	Survival		ITP
	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Discount rate	0.683%-3.286%	0.091%-2.297%	0.683%-3.286%	0.091%-2.297%
Expected rate of salary increase	0.00%	2.50%	−	−
Mortality tables	PERM/F-2000C - OM77	PERM/F-2000C - OM77	90% PERM 2000C/98% PERF 2000 C	90% PERM 2000C/98% PERF 2000 C

The table below shows the sensitivity of the value of termination and post-employment obligations of Telefónica Group companies in Spain to changes in the discount rate:

+100 bp		-100 bp
Impact on value	Impact on income statement	Impact on value	Impact on income statement
169	120	-148	-101
Variations of less than -100bp are considered for terms of less than five years to prevent negative rates.

A 100bp increase in the discount rate would reduce the value of the liabilities by 169 million euros and have a positive impact on income statement of 120 million euros before tax. However, a 100bp decrease in the discount rate would increase the value of the liabilities by 148 million euros and have a negative impact on income statement of 101 million euros before tax.

The Telefónica Group actively manages this position and has arranged a derivatives portfolio to minimize the impact of changes in the discount rate (see Note 16).

Telefónica UK Pension Plan

The Telefónica UK Pension Plan provides pension benefits to the various companies of the Telefónica Group in UK coming from the O2 Group. The Plan is comprised of defined contribution and defined benefit sections. The defined benefit sections were closed to future accrual with effect from February 28, 2013. The companies continued to provide retirement benefits through the defined contribution sections of the Plan.

The number of beneficiaries of these plans at December 31, 2013 and 2012 are 4,572 and 4,575 respectively. At December 31, 2013, the weighted average duration of the Plan was 23 years.

The main actuarial assumptions used in valuing the Plan are as follows:

	12/31/2013	12/31/2012
Nominal rate of salary increase	4.20%	4.20%
Nominal rate of pension payment increase	3.25%	3.10%
Discount rate	4.50%	4.60%
Expected inflation	3.40%	3.20%
Mortality tables	S1NA_L, CMI 2013 1%	Pna00mc0.5 underpin

Fair value of Plan assets is as follows:

Millions of euros	12/31/2013	12/31/2012
Shares	259	243
Bonds	977	942
Cash equivalents	-	6
Total	1,236	1,191

Telefónica Brasil pension plans

Telefónica Brasil and its subsidiaries had various pension plan, medical insurance and life insurance obligations with employees.

The main actuarial assumptions used in valuing these plans are as follows:

	12/31/2013	12/31/2012
Discount rate	10.77%	8.90%
Nominal rate of salary increase	6.18%	6.18%
Expected inflation	4.50%	4.50%
Cost of health insurance	7.64%	7.64%
Mortality tables	AT 2000 M/F	AT 2000 M/F

In addition, Telefónica Brasil, along with other companies resulting from the privatization of Telebrás (Telecomunicações Brasileiras, S.A.) in 1998, adhered to PBS-A, a non-contribution defined benefit plan managed by Fundação Sistel de Seguridade Social, whose beneficiaries are employees that retired prior to January 31, 2000. At December 31, 2013, net plan assets amounted to 918 million Brazilian reais, equivalent to 284 million euros (760 million Brazilian reais at December 31, 2012, equivalent to 282 million euros). This plan does not have an impact on the consolidated statement of financial position, given that recovery of the assets is not foreseeable.

The valuations used to determine the value of obligations and plan assets, where appropriate, were performed as of December 31, 2013, by external and internal actuaries. The projected unit credit method was used in all cases.

Other provisions

The movement in “Other provisions” in 2013 and 2012 is as follows:

Millions of euros
Other provisions at December 31, 2011	2,869
Additions	1,098
Retirements/amount applied	(451)
Transfers	62
Translation differences	(186)
Other provisions at December 31, 2012	3,392
Additions	968
Retirements/amount applied	(735)
Transfers	(83)
Translation differences	(456)
Other provisions at December 31, 2013	3,086

“Other provisions” includes the amount recorded in relation to the fine imposed on Telefónica de España, S.A.U. by the EU anti-trust authorities (see Note 21.a). The provision for this matter amounts to 205 million euros, including accrued interest, as of December 31, 2013 (196 million euros at December 31, 2012).

Also included are the provisions for dismantling of assets recognized by Group companies in the amount of 483 million euros (460 million euros at the 2012 year end).

At December 31, 2013, Telefónica Brazil has the following provisions to cover the risks to which it is exposed:

•	Provisions for disputes regarding federal, state and municipal taxes totaling approximately 735 million euros (724 million euros at December 31, 2012).

•	Provisions for labor-related contingencies of approximately 307 million euros (266 million euros at December 31, 2012), which basically relate to claims filed by former and outsourced employees.

•
Civil claims by private consumers and consumer associations regarding services rendered, and other legal proceedings related with normal operations. Certain administrative proceedings are also in progress concerning disputes about obligations established in sector regulations. The amount accrued for these matters totals approximately 303 million euros (280 million euros at December 31, 2012).

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

Exhchange rate risk

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

At December 31, 2013, net debt in Latin American currencies was equivalent to approximately 4,326 million euros. However, the Latin American currencies in which this debt is denominated is not distributed in proportion to the cash flows generated in each currency. The future effectiveness of the strategy described above as a hedge of exchange rate risks therefore depends on which currencies depreciate relative to the euro.

The Telefónica Group aims to protect itself against declines in Latin American currencies relative to the euro affecting asset values through the use of dollar-denominated debt, incurred either in Spain (where such debt is associated with an investment as long as it is considered to be an effective hedge) or in the country itself, where the market for local currency financing or hedges may be inadequate or non-existent. At December 31, 2013, the Telefónica Group’s net debt denominated in dollars was equivalent to 1,326 million euros.

At December 31, 2013, pound sterling-denominated net debt was approximately 2.31 times the value of the 2013 operating income before depreciation and amortization (OIBDA) from the Telefónica Europe business unit in the United Kingdom. The Telefónica Group’s aim is to maintain a similar proportion of pound sterling-denominated net debt to OIBDA as the Telefónica Group’s net debt to OIBDA ratio, on a consolidated basis, to reduce its sensitivity to changes in the pound sterling to euro exchange rate. Pound sterling-denominated net debt at December 31, 2013, was equivalent to 3,342 million euros, greater than the 2,629 million euros at December 31, 2012.

Until the sale agreement of Telefónica Czech Republic (see Note 21.b), the risk-management objective to protect the investment in the Czech Republic was similar to that described for the investment in the UK, where the amount of Czech crown-denominated debt is proportional to the OIBDA of the “Telefónica Europe” business unit in the Czech Republic. Czech crown-denominated net debt at December 31, 2013, was 2.65 times OIBDA in Czech crown (2.10 times in 2012) on a consolidated basis and 3.85 times (2.97 times in 2012) on a proportional basis. An explanation for why this value is notably higher than the target of 2 times OIBDA is that once the sale of that company had been negotiated and agreed, the management target was changed to take into consideration the new position of the asset in the Group’s portfolio. It was therefore decided to hedge the collection in Czech crown from this sale.

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

The following table illustrates the sensitivity of foreign currency gains and losses and of equity to changes in exchange rates, where: (i) in calculating the impact on the income statement, the exchange rate position affecting the income statement at the end of 2014 was considered constant during 2013; (ii) in calculating the impact on equity, only monetary items have been considered, namely debt and derivatives such as hedges of net investment and loans and credits to subsidiaries considered as part of the net investment, whose breakdown is considered constant in 2014 and identical to that existing at the end of 2013. In both cases, Latin American currencies are assumed to depreciate against the dollar and the rest of the currencies against the euro by 10%.

Millions of euros
Currency	Change	Impact on the consolidated income statement	Impact on consolidated equity
All currencies vs EUR	10%	42	(245)
USD vs EUR	10%	(1)	14
European currencies vs EUR	10%	1	(460)
Latin American currencies vs USD	10%	42	201
All currencies vs EUR	(10)%	(42)	245
USD vs EUR	(10)%	1	(14)
European currencies vs EUR	(10)%	(1)	460
Latin American currencies vs USD	(10)%	(42)	(201)

The Group’s monetary position in Venezuela at December 31, 2013, is a net debtor position of 1,716 million Venezuelan bolivar (equivalent to approximately 198 million euros). It had an average debtor position in 2013, leading to a higher financial expense in the amount of 59 million euros for the effect of inflation.

Interest rate risk

The Telefónica Group’s financial expenses are exposed to changes in interest rates. In 2013, the rates applied to the largest amount of short-term debt were mainly based on the Euribor, the Czech crown Pribor, the Brazilian SELIC, the US dollar and pound sterling Libor, and the Colombian UVR. In nominal terms, at December 31, 2013, 71% of Telefónica’s net debt (or 68% of long-term net debt) was pegged to fixed interest rates for a period greater than one year, compared to 74% of net debt (73% of long-term net debt) in 2012. Of the remaining 29% (net debt at floating rates or at fixed rates maturing in under one year), 11 percentage points had interest rates collared in a period over one year (or 3% of long-term debt), while at December 31, 2012 this was the case for 10 percentage points of net debt at floating rates or with fixed rates maturing within one year (3% of long-term net debt).

In addition, early retirement liabilities were discounted to present value over the year, based on the curve for instruments with very high credit quality. The increase in interest rates has decreased the market value of these liabilities. However, this decrease was nearly completely offset by the decrease in the value of the hedges on these positions.

Net financial expense totaled 2,866 million euros in 2013, of which 111 million related to exchange losses (without considering the effect of monetary adjustments). Stripping out this effect, net financial expense fell by 11.8% year on year, primarily due to the 11.4% decrease in average debt. Stripping out the effect of exchange differences, the effective cost of debt of the last twelve months is t 5.34%, 3 b.p. below the prior year, as the impact to the effective cost of debt derived from the fact that the majority of the average debt reduction is in euros (at less than average costs) was compensated by savings made on the gross cost of debt in euros through better management.

To illustrate the sensitivity of financial expenses to variability in short-term interest rates, a 100 basis points increase in interest rates in all currencies in which Telefónica has financial positions at December 31, 2013, has been assumed, and a 100 basis points decrease in interest rates in all currencies except those currencies with low interest rates, in order to avoid negative rates (euro, pound sterling and the US dollar) and a constant position equivalent to that prevailing at the end of 2013.

To illustrate the sensitivity of equity to variability in interest rates, a 100 basis point increase in interest rates in all currencies and terms of the curve, in which Telefónica holds financial positions at December 31, 2013 was assumed, as well as a 100 basis point decrease in all currencies and terms (except those below 1% in order to avoid negative rates). Cash flow hedge positions were also considered as they are fundamentally the only positions where changes in market value due to interest-rate fluctuations are recognized in equity.

Millions of euros
Change in basis points (bp)	Impact on consolidated income statement	Impact on consolidated equity
+100bp	(118)	741
-100bp	55	(632)

Share price risk

The Telefónica Group is exposed to changes in the value of equity investments that may be bought, sold or otherwise involved in transactions, from changes in the value of derivatives associated with such investments, from treasury shares and from equity derivatives.

According to the Telefónica, S.A. share option plan, Performance & Investment Plan (PIP) (see Note 19) the shares to be delivered to employees under such plan may be either the parent company treasury shares, acquired by them or any of its Group companies; or newly-issued shares. The possibility of delivering shares to beneficiaries of the plan in the future, in accordance with relative total shareholders’ return, implies a risk since there could be an obligation to hand over a maximum number of shares at the end of each phase, whose acquisition (in the event of acquisition in the market) in the future could imply a higher cash outflow than required on the start date of each phase if the share price is above the corresponding price on the phase start date. In the event that new shares are issued for delivery to the beneficiaries of the plan, there would be a dilutive effect for ordinary shareholders as a result of the higher number of shares delivered under such plan outstanding.

To reduce the risk associated with variations in share price under these plans, Telefónica has acquired instruments that replicate the risk profile of some of these plans as explained in Note 19.

In 2012, the second Global Employee Share Plan was launched, in accordance with approval given at the 2011 Ordinary General Shareholders’ Meeting.

In addition, the Group may use part of the treasury shares of Telefónica, S.A. held at December 31, 2013, to cover shares deliverable under the PIP or the Global Employee Share Plan. The net asset value of the treasury shares could increase or decrease depending on variations in Telefónica, S.A.’s share price.

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

2.
The Telefónica Group must be able to pay all commitments over the next 12 months without accessing new borrowing or tapping the capital markets (although drawing upon firm credit lines arranged with banks), assuming budget projections are met. Throughout 2013, due to the financial market crisis, the Group decided to apply a substantially greater hedging policy for these commitments.

At December 31, 2013, the average maturity of net financial debt (45,381 million euros) was 6.79 years.

At December 31, 2013, gross financial debt scheduled to mature in 2014 amounted to approximately 9,214 million euros (which includes: (i) the net position of derivative financial instruments and certain current payables and (ii) 582 million euros of notes with an option of early repayment option and no contractual obligation to be repaid). These maturities are lower than the amount of funds available, calculated as the sum of: a) current financial assets and cash at December 31, 2013 (11,682 million euros excluding derivative financial instruments), b) annual cash generation projected for 2014; and c) undrawn credit facilities arranged with banks whose original maturity is over one year (an aggregate of more than 11,831 million euros at December 31, 2013), providing flexibility to the Telefónica Group with regard to accessing capital or credit markets in the next 12 months. For a further description of the Telefónica Group’s liquidity and capital resources in 2013, see Note 13.2 Financial Liabilities and Appendix V.

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

Regarding the first point, at December 31, 2013, the Telefónica Group’s Latin American companies had net financial debt not guaranteed by the parent company of 2,499 million euros, which represents 5.5% of consolidated net financial debt.

Regarding the repatriation of funds to Spain, 1,640 million euros from Latin America companies have been received in 2013, of which 1,434 million euros were from dividends, 118 million euros were from intra-group loans (payments of interest and repayments of principal) and 88 million euros were for other items.

In this regard, it is worth noting that since February 2003, Venezuela has had an exchange control mechanism in place, managed by the Currency Administration Commission (CADIVI). The body has issued a number of regulations (“providencias”) governing the modalities of currency sales in Venezuela at official exchange rates. Foreign companies which are duly registered as foreign investors are entitled to request approval to acquire currencies at the official exchange rate by the CADIVI, in line with regulation number 029, article 2, section c) "Remittance of earnings, profits, income, interest and dividends from international investment." Telefónica Venezolana, C.A. (formerly Telcel, C.A.), a Telefónica Group subsidiary in Venezuela, obtained the aforementioned requested approval on 295 million Venezuelan bolivars in 2006, 473 million Venezuelan bolivars in 2007 and 785 million Venezuelan Bolivars in 2008. At December 31, 2013, payment of two dividends agreed by the company in the amount of 5,882 million Venezuelan bolivars is pending approval by the CADIVI.

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

For other subsidiaries, particularly those in Latin America, assuming a stable sovereign rating provides a ceiling which is below “A”, trades are with local financial entities whose rating by local standards is considered to be of high creditworthiness.

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

The Telefónica Group considers credit risk management as a key element to achieve its sustainable business and customer base growth targets in a manner that is consistent with Telefónica Corporate Risk Management Policy.

This management approach relies on the continuous monitoring of the risk assumed and the resources necessary to optimize the risk-reward balance to grant the adequate separation between the risk ownership areas and risk management areas. Customer-financing products and those debtors that could cause a material impact on the Group’s consolidated financial statements are subject to specific management practices to mitigate exposure to credit risk, according to the segment and risk profile of the customer.

Uniform policies, procedures, delegation of authority and management practices are established in all Group companies, taking into account benchmark risk management techniques but adapted to the local characteristics of each market. This commercial credit risk management model is embedded into the Group’s decision-making processes, both from a strategic and, especially, day-to-day operating perspective, where credit risk assessment guides the product and services available for the different customer profiles.

The Telefónica Group’s maximum exposure to credit risk is initially represented by the carrying amounts of the financial assets (Notes 11 and 13) and the guarantees given by the Telefónica Group.

Several Telefónica Group companies provide operating guarantees granted by external counterparties, which are offered during their normal commercial activity, in bids for licenses, permits and concessions, and spectrum acquisitions. At December 31, 2013, these guarantees amounted to approximately 3,964 million euros.

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

Derivatives policy

At December 31, 2013, the nominal value of outstanding derivatives with external counterparties amounted to 164,487 million equivalent, a 11% increase from December 31, 2012 (147,724 million euros equivalent). This figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying liability. For example, a foreign currency loan can be hedged into floating rate, and then each interest rate period can be fixed using a fixed rate hedge, or FRA (forward rate agreement). Even using such techniques to reduce the position, it is still necessary to take extreme care in the use of derivatives to avoid potential problems arising through error or a failure to understand the real position and its associated risks.

Telefónica’s derivatives policy emphasizes the following points:

1) Derivatives based on a clearly identified underlying.

Acceptable underlyings include assets and liabilities, profits, revenues and cash flows in either a company’s functional currency or another currency. These flows can be contractual (debt and interest payments, settlement of foreign currency payables, etc.), reasonably certain or foreseeable (PP&E purchases, future debt issues, commercial paper programs, etc.). The acceptability of an underlying asset in the above cases does not depend on whether it complies with accounting rules requirements for hedge accounting, as is required in the case of certain intragroup transactions, for instance. Parent company investments in subsidiaries with functional currencies other than the euro also qualify as acceptable underlying assets.

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

The breakdown of the financial results recognized in 2013, 2012 and 2011 is as follows:

Millions of euros	2013	2012	2011
Interest income	613	557	586
Dividends received	11	28	42
Other financial income	203	276	181
Subtotal	827	861	809
Changes in fair value of financial assets at fair value through profit or loss	(427)	648	573
Changes in fair value of financial liabilities at fair value through profit or loss	388	(550)	(808)
Transfer from equity to profit and loss from cash flow hedges	(121)	(173)	(210)
Transfer from equity to profit and loss from available-for-sale assets and others	(52)	(50)	(3)
Gain/(loss) on fair value hedges	(935)	198	908
(Loss)/gain on adjustment to items hedged by fair value hedges	961	(145)	(747)
Subtotal	(186)	(72)	(287)
Interest expenses	(2,898)	(3,094)	(2,671)
Ineffective portion of cash flow hedges	−	1	1
Accretion of provisions and other liabilities	(201)	(469)	(106)
Other financial expenses	(238)	(289)	(528)
Subtotal	(3,337)	(3,851)	(3,304)
Net finance costs excluding foreign exchange differences and hyperinflationary adjustments	(2,696)	(3,062)	(2,782)

The breakdown of Telefónica’s derivatives at December 31, 2013, their fair value at year-end and the expected maturity schedule is as set forth in the table below:

2013
Millions of euros	Fair value (**)	Notional amount MATURITIES (*)
Derivatives		2014	2015	2016	Subsequent years	Total
Interest rate hedges	456	(4,266)	1,934	845	(2,079)	(3,566)
Cash flow hedges	758	(3,462)	2,099	(96)	8,143	6,684
Fair value hedges	(302)	(804)	(165)	941	(10,222)	(10,250)
Exchange rate hedges	355	(467)	1,551	3,128	4,709	8,921
Cash flow hedges	357	(330)	1,551	3,128	4,709	9,058
Fair value hedges	(2)	(137)	−	−	−	(137)
Interest and exchange rate hedges	(233)	(468)	(321)	465	1,923	1,599
Cash flow hedges	(58)	(383)	(200)	566	2,779	2,762
Fair value hedges	(175)	(85)	(121)	(101)	(856)	(1,163)
Hedge of net investment	(277)	(1,992)	(162)	(1,151)	(60)	(3,365)
Derivatives not designated as hedges	(434)	1,918	(63)	(710)	(1,928)	(783)
Interest rate	(359)	2,353	(141)	(710)	(1,941)	(439)
Exchange rate	(75)	(435)	78	−	13	(344)
Interest and exchange rate						−
(*) For interest rate hedges, the positive amount is in terms of fixed payment. For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.
(**) Positive amounts indicate payables.

The breakdown of Telefónica’s derivatives at December 31, 2012, their fair value at year-end and the expected maturity schedule are as set forth in the table below:

2012
Millions of euros	Fair value (**)	Notional amount MATURITIES (*)
Derivatives		2013	2014	2015	Subsequent years	Total
Interest rate hedges	367	(1,241)	(844)	2,552	3,306	3,773
Cash flow hedges	1,405	(1,048)	(353)	2,547	8,222	9,368
Fair value hedges	(1,038)	(193)	(491)	5	(4,916)	(5,595)
Exchange rate hedges	(443)	792	(158)	1,558	6,344	8,536
Cash flow hedges	(441)	1,057	(158)	1,558	6,344	8,801
Fair value hedges	(2)	(265)	−	−	−	(265)
Interest and exchange rate hedges	(389)	(8)	38	27	2,468	2,525
Cash flow hedges	(248)	(53)	89	90	2,478	2,604
Fair value hedges	(141)	45	(51)	(63)	(10)	(79)
Hedge of net investment	(140)	(1,330)	(280)	(162)	(1,211)	3,180
Derivatives not designated as hedges	(534)	11,366	(13)	(467)	(1,406)	9,480
Interest rate	(384)	8,796	(13)	(545)	(2,133)	6,105
Exchange rate	(150)	2,570	−	78	727	3,375
Interest and exchange rate						−
(*) For interest rate hedges, the positive amount is in terms of fixed payment. For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.
(**) Positive amounts indicate payables.

A list of derivative products entered into at December 31, 2013 is provided in Appendix IV.

Note 17. Income tax matters

Consolidated tax group

Pursuant to a Ministerial Order dated December 27, 1989, Telefónica, S.A. files consolidated tax returns for certain Group companies. The consolidated tax group comprised 51 companies in 2013 (52 companies in 2012).

Deferred taxes

The movements in deferred taxes in 2013 and 2012 are as follows:

Millions of euros	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2012	7,308	4,788
Additions	1,662	614
Disposals	(1,007)	(691)
Transfers	(1,442)	(1,516)
Translation differences and hyperinflation adjustments	(156)	(149)
Company movements and others	11	17
Balance at December 31, 2013	6,376	3,063

Millions of euros	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2011	6,417	4,739
Additions	2,147	807
Disposals	(1,051)	(388)
Transfers	(48)	(268)
Translation differences and hyperinflation adjustments	(131)	(94)
Company movements and others	(26)	(8)
Balance at December 31, 2012	7,308	4,788

“Additions” of deferred tax assets in 2013 mainly includes the positive impact of the recognition of tax credits at several Group companies in Spain, Germany, and Brazil of 547 million euros, and the capitalization of 146 million euros of tax credits, mainly for R+D in Spain.

Meanwhile, “Disposals” of deferred tax assets mainly include the impact of the Group’s labor force reduction plans recorded in prior years.

Transfers during 2013 mainly relate to the offsetting of deferred tax assets and liabilities as a result of the merger of Telefónica companies in Brazil completed in 2013.

“Additions” of deferred tax assets in 2012 mainly included the positive impact of the tax inspection in Spain of 458 million euros, the recognition of tax credits and temporary differences at several Group companies in Germany of 246 million euros, and the tax effect of the adjustment of the value of the investment in Telco, S.p.A. of 383 million euros (108 million euros en 2013).

The net movements in deferred tax assets and liabilities, recognized directly in equity in 2013 amount to 38 million euros of “additions” and 225 million euros of “disposals” (359 million euros of “additions” and 37 million euros of “disposals” in 2012).

Expected realization of deferred tax assets and liabilities

In the majority of cases, realization of the Group’s deferred tax assets and liabilities depends on the future activities carried out by the different companies, on tax regulations in the different countries in which these companies operate, and on the strategic decisions affecting the companies. Under the assumptions made, the estimated realization of deferred tax assets and liabilities recognized in the consolidated statement of financial position at December 31, 2013, is as follows:

12/31/2013	Total	Less than 1 year	More than 1 year
Deferred tax assets	6,376	1,283	5,093
Deferred tax liabilities	3,063	634	2,429

Deferred tax assets

Deferred tax assets in the accompanying consolidated statements of financial position include the tax loss carryforwards, unused tax credits recognized and deductible temporary differences recognized at the end of the reporting period.

Tax credits for loss carryforwards

The tax group had unused tax loss carryforwards at December 31, 2013, amounting to 10,174 million euros. These losses must be applied within 18 years, according to the following estimated schedule.

	Total	Less than 1 year	More than 1 year
Tax loss carryforwards	10,174	342	9,832

In 2012, subsequent to the inspection by the tax authorities, the tax group in Spain reevaluated its tax credits based on the business plans of the companies in the tax group and the best estimate of taxable income, over a period of time that is in line with the state of the various markets in which they operate. As a result, a reduction of 458 million euros in “Corporate income tax" was recognized in 2012.

In 2013, the tax group’s tax credits were reevaluated using the same criteria as in the prior year, resulting in a reduction in “Corporate income tax" of 190 million euros.

Accordingly, total tax loss carry forwards in Spain in the statement of financial position at December 31, 2013 amount to 1,203 million euros.

The various Group companies in the rest of Europe have recognized 456 million euros of unrecognized tax credits, mainly from the tax loss carryforwards of the Telefónica companies in Germany. Total unrecognized tax credits of these companies amount to 6,408 million euros. These tax credits do not expire.

Recognized tax credits in the consolidated statement of financial arising from the Latin American subsidiaries at December 31, 2013, amounted to 97 million euros. Total unrecognized tax credits in Latin America amount to 615 million euros.

Deductions

The tax group has recognized 244 million euros of unused tax deductions in the consolidated statement of financial position at December 31, 2013 generated primarily from export activity, double taxation and donations to non-profit organizations.

Temporary differences

The sources of deferred tax assets and liabilities from temporary differences recognized at December 31, 2013 and 2012 are as follows:

Millions of euros	12/31/2013	12/31/2012
Goodwill and intangible assets	1,239	1,172
Property, plant and equipment	651	395
Personnel commitments	1,238	1,412
Provisions	1,017	1,173
Investments in subsidiaries, associates and joint ventures	869	536
Other	1,238	1,568
Total deferred tax assets	6,252	6,256

Millions of euros	12/31/2013	12/31/2012
Goodwill and intangible assets	1,659	2,538
Property, plant and equipment	1,304	1,212
Provisions	15	403
Investments in subsidiaries, associates and joint ventures	1,323	1,085
Other	638	601
Total deferred tax liabilities	4,939	5,839

Deferred tax assets and liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority. At December 31, 2013, deferred tax assets and liabilities amounting to 1,876 million euros were offset (1,051 million euros at December 31, 2012).

The heading for "Other, mainly includes the difference between the accounting and tax values created by the value of financial derivatives at year end (see Note 16).

Tax payables and receivables

Current tax payables and receivables at December 31, 2013 and 2012 are as follows:

Millions of euros	Balance at 12/31/2013	Balance at 12/31/2012
Taxes payable:
Tax withholdings	103	102
Indirect taxes	896	1,110
Social security	152	188
Current income taxes payable	575	698
Other	477	424
Total	2,203	2,522

Millions of euros	Balance at 12/31/2013	Balance at 12/31/2012
Tax receivables:
Indirect tax	620	848
Current income taxes receivable	870	811
Other	174	169
Total	1,664	1,828

Reconciliation of book profit before taxes to taxable income

The reconciliation between book profit before tax and the income tax expense for 2013, 2012 and 2011 is as follows:

Millions of euros	2013	2012	2011
Accounting profit before tax	6,280	5,864	6,488
Tax expense at prevailing statutory rate	1,935	1,903	1,927
Permanent differences	(124)	307	(22)
Changes in deferred tax charge due to changes in tax rate	(21)	(27)	(26)
Capitalization of tax deduction and tax relief	(146)	(81)	(97)
Use / Capitalization of loss carryforwards	(547)	(404)	(200)
Increase / (Decrease) in tax expense arising from temporary differences	95	(297)	(1,344)
Other	119	60	63
Income tax expense	1,311	1,461	301
Breakdown of current/deferred tax expense
Current tax expense	2,221	1,726	1,557
Deferred tax benefit	(910)	(265)	(1,256)
Total income tax expense	1,311	1,461	301

Tax inspections and tax-related lawsuits

In December 2012, the National Court of Justice of Spain issued a ruling on the tax inspection for the years 2001 to 2004, partially in favor of the Company and accepting the tax losses incurred by the Group in relation to the transfer of certain interests in TeleSudeste, Telefónica Móviles México and Lycos as tax deductible and rejecting the other allegations of the Company. The Company filed an appeal with respect to the other allegations with the Supreme Court on December 28, 2012.

Also in 2012, tax inspections in Spain for all taxes for the years 2005 to 2007 were completed, with the Company signing consent forms for an income tax payment of 135 million euros and non-consent forms for the items which the Company contests. The tax assessment for which a non-consent form was signed did not require payment of any tax because it only proposed a reduction in unused tax loss carryforwards. An appeal was filed with the Large Taxpayers Central Office of the Spanish State Tax Agency requesting this tax assessment be reversed, although no decision on the appeal has been issued as of the date of this Annual Report.

In July 2013, new inspections in Spain of various companies in the 24/90 tax group, of which Telefónica, S.A. is the parent were initiated. The taxes and periods subject to review are corporate income tax for the years 2008 to 2011, value-added tax or “VAT”, tax withholdings and payments on account in respect of personal income tax, tax on investment income, property tax and non-resident income tax for the second half of 2009 and the years 2010 and 2011. It is not expected that these inspections will result in the need to recognize any additional liabilities in the Telefónica Group's consolidated financial statements.

Meanwhile, Telefónica Brasil has a number of appeals underway regarding the ICMS (similar to VAT levied on telecommunications services). There is a dispute with the Brazilian tax authority over which services should be subject to settlement of this tax, the most significant being the demands of the collection of the ICMS on complementary or auxiliary services to base telecommunications service, such as value-added services or the lease of modems. To date, all the related procedures are being contested in all instances (administrative and judicial). The aggregate amount of these assessments, updated to take into account interests, fines and other items, is approximately 2,038 million euros. No provisions have been set aside for these matters, as the risk of them giving rise to liabilities is not probable. Telefónica Brasil has obtained independent expert reports supporting its position, i.e. that the aforesaid services are not subject to ICMS.

Regarding the Group’s main tax litigation in Peru, on March 20, 2013, notification was received of a first instance court decision upholding Telefónica Peru's arguments in three of the five objections filed by the authorities and appealed against in higher courts. Both the tax authorities and the Company have appealed against the decision in the court of second instance.

The assessment originally raised by the tax authorities amounted to 124 million euros comprising the tax charge, excluding interest and penalties. At the date of authorization for issue of this Annual Report, 80 million euros had been paid out (42 million euros of which was for penalties and interest paid in 2013). The Company has also obtained suspensive measures with respect to 340 million euros of the assessment within the process of appeals to the Ordinary Court. The Group and its legal advisors believe they have legal grounds to defend the Company’s interests in the appeal that is currently underway.

At the 2013 year-end, based on the final outcome of these assessments, and on the lawsuits and inspections in progress, it has not been deemed necessary to recognize additional liabilities in the Consolidated Financial statements.

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

In the other countries in which the Telefónica Group has a significant presence, the years open for inspection by the relevant authorities are generally as follows:

•	The last seven years in Argentina

•	The last five years in Brazil, Mexico, Uruguay, Colombia and the Netherlands

•	The last four years in Venezuela, Nicaragua, Peru, Guatemala and Costa Rica

•	The last three years in Chile, Ecuador, El Salvador, the United States and Panama

•	In Europe, the main companies have open to inspection the last eight years in the United Kingdom, the last ten years in Germany, and the last four years in the Czech Republic.

The tax audit of the open years is not expected to give rise to additional material liabilities for the Group.

Note 18. Revenue and expenses

Revenues

The breakdown of “Revenues” is as follows:

Millions of euros	2013	2012	2011
Rendering of services	52,386	57,810	58,415
Net sales	4,675	4,546	4,422
Total	57,061	62,356	62,837

Other income

The breakdown of “Other income” is as follows:

Millions of euros	2013	2012	2011
Own work capitalized	794	822	739
Gain on disposal of companies	63	123	184
Gain on disposal of other assets	336	802	677
Government grants	42	51	62
Other operating income	458	525	445
Total	1,693	2,323	2,107

“Gain on disposal of other assets” includes gains from the sale of telephone towers of 113 million euros, 620 million euros and 564 million euros in 2013, 2012 and 2011, respectively.

Other expenses

The breakdown of “Other expenses” in 2013, 2012 and 2011 is as follows:

Millions of euros	2013	2012	2011
Leases	947	1,159	1,033
Advertising	1,290	1,528	1,457
Other external services	10,590	10,800	10,529
Taxes other than income tax	1,335	1,436	1,328
Change in trade provisions	701	777	818
Losses on disposal of fixed assets and changes in provisions for fixed assets	277	706	43
Other operating expenses	288	399	190
Total	15,428	16,805	15,398

In 2013, “Losses on disposal of fixed assets and changes in provisions for fixed assets” mainly includes the value adjustment on assets allocated to Telefónica Czech Republic amounting to 176 million euros (see Note 2). This heading in 2012 mainly included the impact of the write-offs of the customer portfolio allocated to the business in Ireland for 113 million euros (Note 6) and the related allocated goodwill for 414 million euros (Note 7).

Estimated payment schedule

The estimated payment schedule in millions of euros for the next few years on operating leases and purchase and other contractual commitments (non-cancellable without penalty cost) are as follows:

12/31/2013	Total	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years
T. Latin America	5,339	749	1,326	1,193	2,071
T. Europe	3,388	626	880	614	1,268
Others	608	128	169	112	199
Operating lease obligations	9,335	1,503	2,375	1,919	3,538
Purchase and other contractual obligations	5,285	2,272	1,362	735	916

At December 31, 2013, the present value of future payments for Telefónica Group operating leases was approximately 6,868 million euros (3,415 million euros in T. Latin America and 2,934 million in T. Europe).

The main finance lease transactions are described in Note 22.

Headcount

The table below presents the breakdown of the Telefónica Group’s average number of employees in 2013, 2012 and 2011, together with total headcount at December 31 each year. The employees shown for each subgroup include the Telefónica Group companies with similar activities in accordance with the segment reporting (see Note 4).

	2013		2012		2011
	Average	Year-end	Average	Year-end	Average	Year-end
Telefónica Europe	52,584	49,761	56,681	55,321	60,796	58,927
Telefónica Latin America	57,688	57,027	58,681	58,282	59,024	59,962
Other companies	19,621	19,942	157,236	19,583	166,325	172,138
Total	129,893	126,730	272,598	133,186	286,145	291,027

Employees corresponding to the Atento business are included in the average headcount until the date of the sale in December 2012 (see Note 2). The average number of employees in 2012 corresponding to the Atento companies sold was 137,454.

Of the final headcount at December 31, 2013, approximately 38.2% are women (37.9% at December 31, 2012).

Depreciation and amortization

The breakdown of “Depreciation and amortization” on the consolidated income statement is as follows:

Millions of euros	2013	2012	2011
Depreciation of property, plant and equipment	6,179	6,931	6,670
Amortization of intangible assets	3,448	3,502	3,476
Total	9,627	10,433	10,146

Earnings per share

Basic earnings per share amounts are calculated by dividing the profit for the year attributable to equity holders of the parent, adjusted for the net coupon corresponding to “Other equity instruments”, by the weighted average number of ordinary shares outstanding during the year.

There are no dilutive effects inherent in converting potential ordinary shares issued, therefore diluted earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the parent, adjusted as described in the preceding paragraph, by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

Both basic and diluted earnings per share attributable to equity holders of the parent are calculated based on the following data:

Millions of euros	2013	2012	2011
Profit attributable to ordinary equity holders of the parent from continuing operations	4,593	3,928	5,403
Adjustment for the net coupon corresponding to other equity instruments	(27)	N/A	N/A
Total profit attributable to equity holders of the parent for basic earnings	4,566	3,928	5,403
Adjustment for dilutive effects of the conversion of potential ordinary shares	−	−	−
Total profit attributable to equity holders of the parent for diluted earnings	4,566	3,928	5,403

Thousands
Number of shares	2013	2012	2011
Weighted average number of ordinary shares (excluding treasury shares) for basic earnings per share	4,519,717	4,495,914	4,583,974
Telefónica, S.A. share option plan	4,816	1,998	1,702
Weighted average number of ordinary shares (excluding treasury shares) outstanding for diluted earnings per share	4,524,533	4,497,912	4,585,676

The denominators used in the calculation of both basic and diluted earnings per share have been adjusted to reflect any transactions that changed the number of shares outstanding without a corresponding change in equity as if they had taken place at the start of the first period under consideration. This is the case of the bonus share issue held in 2012 to pay the scrip dividend (see Note 12).

There have been no transactions involving existing or potential ordinary shares between the end of the year and the date of preparation of the consolidated financial statements.

Basic and diluted earnings per share attributable to equity holders of the parent are as follows:

Figures in euros	2013	2012	2011(*)
Basic earnings per share	1.01	0.87	1.18
Diluted earnings per share	1.01	0.87	1.18
(*) revised data

Note 19. Share-based payment plans

The main share-based payment plans at year end 2013 are as follows:

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

The term of the plan is seven years divided into five phases.

The fourth phase expired on June 30, 2012. The maximum number of shares assigned to this phase of the plan was 6,356,597 shares assigned on July 1, 2009, with a fair value of 8.41 euros per share. Delivery of shares was not required at the end of the phase according to the general conditions of the plan; therefore, managers did not receive any shares.

The fifth and last phase of this share plan expired on June 30, 2013, with no shares being awarded, according to the general conditions of the plan. The maximum number of shares assigned to this phase of the plan was as follows:

	No. of shares assigned	Unit fair value	End date
5th phase July 1, 2010	5,025,657	9.08	June 30, 2013

This plan is equity-settled via the delivery of shares to the participants. Accordingly, a balancing entry for the 4 million euros, 24 million euros and 41 million euros of employee benefits expenses recorded in 2013, 2012 and 2011, respectively, was made in shareholders’ equity.

In addition to the PSP, during the period 2011-2013 there were three other share-based payment plans linked to the share price, whose impact on the consolidated financial statements of the Group is not significant considered individually or in the aggregate. For informational purposes, these plans are the following:

Plan	Beneficiaries	End date
Performance Cash Plan	Managers of Telefónica Europe	2013
Global Employee Share Plan	Employees of Telefónica worldwide, with certain exceptions	2012
Global Employee Share Plan II	Employees of Telefónica worldwide, with certain exceptions	2014

b) Long-term incentive plan based on Telefónica, S.A. shares: "Performance and Investment Plan" (PIP)

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

The plan lasts five years and is divided into three independent phases.

The first, second and third allocations of shares under this plan were made on July 1, 2011, July 1, 2012, and July 1, 2013. The maximum number of shares assigned (including the amount of co-investment) under the plan and the number of shares outstanding at December 31, 2013, is as follows:

Phase	No. of shares assigned	Outstanding shares at 12/31/13	Unit fair value	End date
1st phase July 1, 2011	5,545,628	4,097,609	8.28	June 30, 2014
2nd phase July 1, 2012	7,347,282	6,500,977	5.87	June 30, 2015
3rd phase July 1, 2013	7,020,473	7,004,547	6.40	June 30, 2016

With respect to the first phase of this plan, Telefónica, S.A. acquired an instrument from a financial institution with the same features of the plan.

This plan is equity-settled via the delivery of shares to the participants. Accordingly, a balancing entry for the 39 million euros, 22 million euros and 8 million euros of employee benefits expenses recorded in 2013, 2012 and 2011, respectively, was made in equity.

Note 20. Cash flow analysis

Net cash from operating activities

In 2013, the Telefónica Group obtained operating cash flow (operating revenue less payments to suppliers for expenses and employee benefits expenses) totaling 18,565 million euros, 7.7% less than the 20,104 million euros generated in 2012. This decrease has been negatively affected by the exchange rate evolution.

Net cash flow from operating activities decreased from 15,213 million euros in 2012 to 14,344 million euros in 2013, down 5.7%, after a decrease of 13.0% from 2011 (17,483 million euros) to 2012.

The main items included in the net flow from operations are the following:

•
Cash received from customers decreased by 9.0% to 69,149 million euros (from 75,962 million euros in 2012). The decrease is mainly due to the exchange rate impact, and also to the decrease in the sale of handsets, as a consequence of the elimination of the subsidy and the reduction of the interconnection tariff in Europe, offset by the revenues increase in Latin America and the proactive policy of short term assets management reducing customer financing.

•
Cash payments to suppliers and employees in 2013 amounted to 50,584 million euros, down 9.4% from the 55,858 million euros recorded in 2012. Excluding the exchange rate effect, there is a decrease of 1.9% in payments to suppliers, driven by the new commercial model of cost reductions in Europe and the containment of short term liabilities of the Group, that have offset the increase in commercial activity in Latin America.

•
Cash payments to employees in 2013 (3,960 million euros) decreased by 19.51% from 2012 (4,920 million euros) due to the lower costs associated with the change in average headcount due to the sale of the Atento Group.

•
Cash flows arising from payments of interest and other finance costs and from dividends stood at 2,415 million euros in 2013, down 452 million from 2012. The 15.8% decrease in payments is primarily the result of the 11.4% reduction in the average debt and other non-recurring items.

•
Tax payments amount to 1,806 million euros in 2013, 10.8% lower than those made in 2012 (2,024 million euros). The main reason for this decrease is the reduction in profit, since the non-recurring payments in 2012 of 246 million euros arising from the settlement of tax assessments raised on inspection and court decisions affecting the consolidated tax Group and the return of 284 million euros in 2013 are offset by higher payments on account in Spain in 2013 due to the latest legislative amendments.

In 2012, the Telefónica Group obtained operating cash flow (operating revenue less payments to suppliers for expenses and employee benefits expenses) of 20,104 million euros, a decrease of 6.3% from the 21,453 million euros generated in 2011.

The main items included in the net flow from operations are the following:

•
Cash received from customers decreased by 1.63% to 75,962 million euros in 2012 (from 77,222 million euros in 2011). This decrease was primarily due to the adverse macroeconomic situation in Spain, as well as to the reduction in rates to respond to stiff market competition in the region.

•
Cash payments to suppliers and employees in 2012 amounted to 55,858 million euros, up 0.16% from the 55,769 million euros recorded in 2011. Payments to suppliers were in line with those of 2011, due to containment and management of current liabilities which offset the higher payments in order to comply with the Spanish Law on Arrears, as well as to the savings secured through the efficient sales policies.

•	Cash payments to employees in 2012 as compared to 2011 followed the trend resulting from costs associated with the change in average headcount.

•
Cash flows arising from payments of interest and other finance costs and from dividends stood at 2,867 million euros in 2012, up 856 million from 2011. Of these, approximately 308 million euros relate to non-recurring items

(interest payments as part of reorganization of Colombian companies, tax payments in Spain and Peru, and arrangement commissions on financing transactions). The remaining amount was primarily due to higher average debt in 2012 and the increase in costs due to the downward trends in financial markets.

•
Tax payments amounted to 2,024 million euros in 2012, up 3.3% compared to the 1,959 million euros recorded in 2011. This increase was primarily because of payments on account of income tax made in Spain in 2012, in the amount of 247 million euros, and payments derived from settlement of additional tax assessments raised on inspection and court decisions affecting the consolidated tax Group (246 million euros).

Net cash used in investing activities

Net cash used in investing activities increased by 25.7% in 2013 to 9,900 million euros from 7,877 million euros in 2012, mainly due to the decrease in the proceeds on disposal of companies, net of cash and cash equivalents, and the decrease in the amount of payments made on financial investments not included under cash equivalents.

•
Payments on investments in property, plant and equipment and intangible assets totaled 9,674 million euros in 2013, 2.0% higher than 2012 (9,481 million euros). This increase is due to higher purchases of spectrum licenses in Brazil and the United Kingdom, amounting to 531 and 669 million euros, respectively.

•
Proceeds on disposals of property, plant and equipment and intangible assets amounted to 561 million euros in 2013, a decrease of 40.3% mainly due to a reduction in the disposal of non-strategic assets (205 million euros).

•
During the year, proceeds on disposals of companies, net of cash and cash equivalents, amounted to 260 million euros. The most significant divestment was the sale of Hispasat, which entailed a net collection of 123 million euros.

•
During 2013, the payment on investments in companies, net of cash and cash equivalent acquired amounted to 398 million euros, mainly due to the share capital increase in Telco, S.p.A. (324 million euros, see Note 9).

•
Payments on financial investments not included under cash equivalents totaled 386 million euros for 2013, and mainly reflected the acquisition of a Telecom Italia bond for 103 million euros, as well as legal deposits, financial investments by Telefónica insurance companies and options on equity instruments.

•
In 2013, net cash flows in respect of cash surpluses not included under cash equivalents amounted to 314 million euros, in line with the 318 million euros recorded in 2012. Net investments in 2011 amounted to 646 million euros.

Net cash used in investing activities decreased by 37.0% in 2012 to 7,877 million euros from 12,497 million euros in 2011, primarily due to the decrease in payments on investments in companies, net of cash and cash equivalents, and the rise in proceeds on disposals of companies.

•
Payments on investments in property, plant and equipment and intangible assets totaled 9,481 million euros in 2012, 4.4% higher than in 2011 (9,085 million euros). This increase was due to the rise in acquisitions of property, plant and equipment and intangible assets during the period, especially the purchases of spectrum licenses in Spain and Ireland (396 million euros and 126 million euros, respectively).

•
Proceeds on disposals of property, plant and equipment and intangible assets amounted to 939 million euros in 2012, an increase of 15.8% from the 811 million euros recorded in 2011. These proceeds primarily relate to the disposal of non-strategic assets (841 million euros). In 2011, this item amounted to 693 million euros.

•
During the year, proceeds on disposals of companies, net of cash and cash equivalents, amounted to 1,823 million euros. The main divestments were the sale of 4.56% of China Unicom, which entailed a net collection of 1,132 million euros, the sale of Atento, which brought in net proceeds of 602 million euros, and the sale of Rumbo for 24 million euros.

•
Payments on financial investments not included under cash equivalents totaled 834 million euros for 2012, and mainly reflected the investment in Telco, S.p.A. for 277 million euros, as well as legal deposits, financial investments by Telefónica insurance companies and options on equity instruments.

Net cash used in financing activities

In 2013, net cash used in financing activities amounted to 2,685 million euros, increasing with respect to the previous year (1,243 million euros in 2012), primarily due to the decrease of the proceeds coming from loans, borrowings and promissory notes, as a consequence of a higher activity in the financial markets in previous periods.

•
Transactions with shareholders amounted to 65 million euros in 2013 (656 million in 2012).This difference mainly reflects the sale of 40% of the assets in Guatemala, Nicaragua, El Salvador and Panama that brought in net proceeds of 377 million euros (see Note 2), partially offset by the shares acquired from non-controlling interests mainly by Telefónica Czech Republic (61 million euros), and net payments for transactions with Telefónica, S.A. treasury shares.

•
The proceeds on operations with other equity holders amounted to 2,466 million euros in 2013, and include the amount related to the two issuances of undated deeply subordinated securities of 1,750 and 716 million euros, respectively (see Note 12).

•
In 2013, proceeds from new issues on bonds totaled 5,634 million euros, 30.4% lower than the 2012 proceeds (8,090 million euros), mainly made under the London Stock Exchange’s EMTN program (3,432 equivalent euros) of Telefónica Emisiones. The cancellation of debentures and bonds amounted to 5,667 million euros, a 31.3% increase compared to 2012, related to the maturity of bonds.

•
In 2013, repayment of loans, borrowings and promissory notes amounted to 6,232 million euros (8,041 million euros in 2012) and are mainly related to the maturity of Tranche A1 of the syndicated loan signed by Telefónica, S.A. on July 28, 2010 (1,000 million euros), and also to the reduction of the outstanding principal of Tranche B of the same syndicated loan by 3,000 million euros.

In 2012, net cash used in financing activities decreased by 74.69% to 1,243 million euros (4,912 million euros in 2011), primarily due to the lower outflow of cash for dividend payments following the change in shareholder remuneration policy, whereby optional bonus shares were made available and the dividend scheduled for November 2012 was cancelled.

•
Transactions with shareholders amounted to 656 million euros received in 2012, up from payments of 399 million euros in 2011. This difference mainly reflects the public share offer of Telefónica Germany that brought in net proceeds of 1,429 million euros. In addition, shares acquired from non-controlling interests mainly by Telefónica Czech Republic, entailed a total payment of 99 million euros. Net payments for transactions with Telefónica, S.A. treasury shares stood at 590 million euros.

•
In 2012, proceeds from new issues on bonds totaled 8,090 million euros, 76.6% higher than the 2011 proceeds (4,582 million euros), primarily reflecting new issues made under the London Stock Exchange’s EMTN program. Other transactions include payment of 1,942 million euros for the partial redemption of Telefónica Finance USA, LLC preference shares as part of the redemption of debentures and bonds, as well as proceeds of 1,165 million euros derived from Telefónica, S.A.’s bond issue as part of the same operation.

•
In 2012, proceeds from new issues was offset by repayment of loans, credit facilities and promissory notes, entailing payments of 8,401 million euros, increasing by more than three times than the payments made in 2011 (2,680 million euros), mainly due to the refinancing of tranche D of Telefónica Europe’s syndicated loan, as well as the increase in the loan granted to Telco, S.p.A. for 208 million euros.

Note 21. Other information

a) Litigation and arbitration

Telefónica and its group companies are party to several legal proceedings which are currently in progress in the courts of law and the arbitration bodies of the various countries in which we are present.

Based on the advice of our legal counsel it is reasonable to assume that these legal proceedings will not materially affect our financial condition or solvency, regardless the unfavorable outcome in any of them.

The contingencies arising from the litigation and commitments described below were evaluated (see Note 3.m) when the consolidated financial statements for the year ended December 31, 2013 were prepared. The provisions recorded in respect of the commitments taken as a whole are not material.

The following unresolved legal proceedings or those underway in 2013 are highlighted (see Note 17 for details of tax-related cases):

Contentious proceedings in connection with the merger between Terra Networks, S.A. and Telefónica

On September 26, 2006, Telefónica was notified of the claim filed by former shareholders of Terra Networks, S.A. (Campoaguas, S.L., Panabeni, S.L. and others) alleging breach of contract in respect of the terms and conditions set forth in the Prospectus of the Initial Public Offering of shares of Terra Networks, S.A. dated October 29, 1999. The court rejected this claim and ordered the plaintiffs to pay court costs by a ruling issued on September 21, 2009. The plaintiffs appealed this ruling on December 4, 2009, and Telefónica was notified of such appeal on June 16, 2010. Telefónica opposed to the appeal on January 5, 2011. On April 23, 2013, we were notified a ruling of the Madrid Regional Court dismissing in its entirety the appeal filed by the plaintiffs against the first instance ruling handed down in 2009, confirming the rulings of the decision under appeal and ordering appellants to pay court costs. The ruling became firm on May 29, 2013, with no further appeals possible.

Cancellation of the UMTS licence granted to Quam GMBH in Germany

In December 2004, the German Telecommunications Market Regulator revoked the UMTS licence granted in 2000 to Quam GmbH ("Quam"), in which Telefónica has a stake. After obtaining a suspension of the revocation order, on 16 January 2006, Quam filed a suit against the order with the German courts. This claim sought two objectives: 1) to overturn the revocation order issued by the German Telecommunications Market Regulator, and 2) if this failed, to be reimbursed for the total or partial payment of the original amount paid for the licence, 8,400 million euros.

This claim was rejected by the Cologne Administrative Court. Quam appealed the decision before the Supreme Administrative Court of North Rhine-Westphalia, which also rejected its appeal.

Finally, Quam filed a new claim in third instance before the Federal Supreme Court for Administrative Cases, which was not admitted for processing.

Quam appealed this decision on August 14, 2009. On August 17, 2011, after the oral hearing, the Federal Administrative Court rejected Quam’s appeal at third instance.

In October 2011, Quam filed a constitutional complaint before the German Federal Constitutional Court (Karlsruhe).

Appeal against the European Commission Ruling of July 4, 2007 against Telefónica de España’s broadband pricing policy

On July 9, 2007, Telefónica was notified of the Decision issued by the European Commission (the "EC") imposing on Telefónica and Telefónica de España, S.A.U. ("Telefónica de España") a fine of approximately 152 million euros for breach of the former Article 82 of the Treaty Establishing the European Community for not charging equitable prices to whole and retail broadband access services. The court ruled in favor of the EC accusing Telefónica of applying a margin squeeze between the prices it charged competitors to provide regional and national wholesale broadband services and its retail broadband prices using ADSL technology between September 2001 and December 2006.

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

A hearing was held on May 23, 2011, at which Telefónica presented its case. On March 29, 2012, the General Court ruled rejecting the appeal by Telefónica and Telefónica de España, confirming the sanction imposed by the EC. On June 13, 2012, an appeal against this ruling was lodged before the European Court of Justice.

On September 26, 2013, the Attorney General presented its conclusions to the Court stating of a possible breach of the principle of non-discrimination with respect to the sanction and a defective application of the principle of full jurisdiction by the General Court, requesting the return of the lawsuit to the instance.

Appeal against the Decision by Agencia Nacional de Telecomunicações (ANATEL) regarding the inclusion of interconnection and network usage revenues in the Fundo de Universalização de Serviços de Telecomunicações ("FUST")

Vivo Group operators, together with other cellular operators, appealed ANATEL’s Decision of December 16, 2005, to include interconnection and network usage revenues and expenses in the calculation of the amounts payable into the Fund for Universal Access to Telecommunications Services – a fund which pays for the obligations to provide universal service - with retroactive application from 2000. On March 13, 2006, the Brasilia Regional Federal Court granted a precautionary measure which stopped the application of ANATEL’s Decision. On March 6, 2007, a ruling in favor of the wireless operators was issued, stating that it was not appropriate to include the revenues received by transfer from other operators in the taxable income for the FUST’s calculation and rejecting the retroactive application of ANATEL’s Decision. ANATEL filed an appeal to overturn this decision with Brasilia Regional Federal Court no. 1. This appeal is pending resolution.

At the same time, Telefónica Brazil and Telefónica Empresas, S.A., together with other wireline operators through ABRAFIX (Associação Brasileira de Concessionárias de Serviço Telefonico Fixo Comutado) appealed ANATEL’s Decision of December 16, 2005, also obtaining the precautionary measures requested. On June 21, 2007, Federal Regional Court no. 1 ruled that it was not appropriate to include the interconnection and network usage revenues and expense in the FUST’s taxable income and rejected the retroactive application of ANATEL’s decision. ANATEL filed an appeal to overturn this ruling on April 29, 2008, before Brasilia Federal Regional Court no. 1.

No further action has been taken since then. The amount of the claim is quantified at 1% of the interconnection revenues.

Public civil procedure by the São Paulo government against Telefónica Brazil for alleged reiterated malfunctioning in services provided by Telefónica Brazil

This proceeding was filed by the Public Ministry of the State of São Paulo for alleged reiterated malfunctioning in the services provided by Telefónica Brazil, seeking compensation for damages to the customers affected. A general claim is filed by the Public Ministry of the State of São Paulo, for 1,000 million Brazilian reais (approximately 370 million euros), calculated on the company’s revenue base over the last five years.

In April 2010, a ruling in first instance against the Telefónica Group was issued, there will not be a precision of its effects until there is a final ruling, and the total amount of persons affected and party in the procedure is known. At that moment, the amount of the indemnity will be established, ranging between 1,000 million reais and 60 million reais (approximately, between 370 million euros and 22 million euros), depending on the number of parties. On May 5, 2010, Telefónica Brazil filed an appeal before the São Paulo Court of Justice, suspending the effect of the ruling. No further action has been taken since then.

Appeal against the Decision of the European Commission dated January 23, 2013 to sanction Telefónica for the infringement of Article 101 of the Treaty on the functioning of the European Union

On January 19, 2011, the EC initiated formal proceedings to investigate whether Telefónica, S.A. and Portugal Telecom SGPS, S.A. ("Portugal Telecom") had infringed on European Union anti-trust laws with respect to a clause contained in the sale and purchase agreement of Portugal Telecom’s ownership interest in Brasilcel, N.V., a joint venture in which both were venturers and owner of Brazilian company Vivo.

On January 23, 2013, the EC passed a ruling on the formal proceedings. The ruling imposed a fine on Telefónica of 67 million euros, as the EC ruled that Telefónica and Portugal Telecom committed an infraction as stipulated in Article 101 of the Treaty on the Functioning of the European Union (“TFUE”) for having entered into the agreement set forth in Clause Nine of the sale and purchase agreement of Portugal Telecom’s ownership interest of Brasilcel, N.V.

On April 9, 2013, Telefónica filed an appeal for annulment of this ruling with the European Union General Court. On August 6, 2013, the General Court notified Telefónica of the response issued by the European Commission, in which the EC reaffirmed the main arguments of its ruling and, specially, that Clause Nine is a competition restriction. On September 30, 2013, Telefónica filed its reply. On December 18, 2013, the European Commission filed its appeal.

b) Commitments

Telefónica Internacional, S.A.U. as strategic partner of Colombia Telecomunicaciones, S.A. ESP

Pursuant to amendment nº 1 of the Framework Investment Agreement executed on March 30, 2012, after the closing of the merger between Colombia Telecomunicaciones, S.A. ESP and Telefónica Móviles Colombia, S.A., the Colombian Government may, at any time, offer to Telefónica all or part of the shares it holds in the company, the latter being obliged to acquire them, (directly or via one of its subsidiaries) provided that any of the following circumstances becomes applicable: (i) Colombia Telecomunicaciones, S.A. ESP fails to meet its payment obligations under the terms of the ”Contrato de Explotación”, of two accumulated bi-monthly installments of the consideration fees; (ii) the increase in EBITDA is less than 5.75% in the measurement periods, and provided that during the twelve (12) months following the ordinary shareholders’meetings during which the measurement was made, at least one of the following occurs: 1) Colombia Telecomunicaciones S.A. ESP makes capital investments (CapEx) exceeding 12.5% of its revenues for services; 2) Colombia Telecomunicaciones S.A. ESP has paid a brand fee or any other type of payment to the Strategic Partner for the use of its brands; or 3) orders and/or pays dividends with the favorable vote of the Strategic Partner.

From January 1, 2013, the Colombian Government can require Telefónica to vote in favor of the register of the shares of Colombia Telecomunicaciones, S.A. ESP in the National Securities and Issuer’s Registry and in the Colombia Stock Exchange.

In addition, if Telefónica decides to dispose or transfer of all or part of its shareholding in Colombia Telecomunicaciones, S.A. ESP to third parties, Telefónica commits that(i) the acquirer or transferee will be obliged to adhere to the Framework Investment Agreement; and (ii) that the acquirer or transferee will be obliged to present an offer to purchase all of the shares in Colombia Telecomunicaciones, S.A. ESP held by the Colombian Government at the same price and under the same terms and conditions negotiated with Telefónica, through the legally-established procedure for disposal of shares held by public entities.

Lastly, the Colombian Government will be entitled to subscribe or acquire, at no cost or compensation, a number of shares necessary to bring its aggregate holding in Colombia Telecomunicaciones S.A. ESP up to 3%, depending on the compound growth in EBITDA between 2011 and 2014, the impact of this commitment not being relevant to the consolidated financial statements of the Company.

Atento

As a result of the sale agreement of Atento by Telefónica, announced on October 12, 2012 and ratified on December 12, 2012, both companies have signed a Master Service Agreement which regulates Atento’s relationship with the Telefónica Group as a service provider for a period of nine years.

By virtue of this Agreement, Atento become Telefónica’s preferred Contact Centre and Customer Relationship Management (CRM) service provider, stipulating annual commitments in terms of turnover which updates in line with inflation and deflation that vary from country to country, pursuant to the volume of services Atento has been providing to the entire Group.

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

Final and binding agreement with Telekom Deutschland AG in December 2013

Having signed a respective "memorandum of understanding" on May 2, 2013, Telefónica Deutschland and Telekom Deutschland GmbH have entered into a final and binding agreement on December 20, 2013, with regard to fixed-line services. Such agreement foresees the transition from Telefónica Deutschland’s Asymmetrical Digital Subscriber Line ("ADSL") infrastructure to the advanced network infrastructure of Telekom Deutschland (the so-called "next generation access platform" or NGA platform) and shall enable Telefónica Deutschland to offer its customers high-speed internet products with data transfer rates of up to 100Mbit/s.

In June 2013, the Federal Cartel Office (Bundeskartellamt) has confirmed that the cooperation is not subject to merger control clearance, however, it announced in December 2013 that it would perform a general analysis of impacts to competition, which is expected to be finalized within the first half of 2014. In the proceeding for the regulatory clearance of the envisaged cooperation the Federal Network Agency (Bundesnetzagentur) has published a draft decision on December 17, 2013, by which the proceeding shall be terminated without any remedies. The draft decision has been publicly consulted in Germany and notified to the European Commission. The start of the cooperation is subject to the final decision of the Federal Network Agency once the notification procedure with the European Commission has been finalized. This is expected within the first half of 2014. The completion of the transition to Telekom Deutschland’s NGA platform is expected for 2019.

Agreement for the sale of the stake in Telefónica Ireland, Ltd.

On June 24, 2013, Telefónica reached an agreement with Hutchison Whampoa Group, for the total divestment of the Telefónica Group in the share capital of Telefónica Ireland, Ltd.

The agreed value of the sale equaled 850 million euros, including an initial cash consideration of 780 million euros at closing of the transaction, and an additional deferred payment of 70 million euros based on the completion of agreed financial objectives.

The transaction is subject, among other conditions, to the relevant competition approvals.

Agreement for the acquisition of E-Plus

Telefónica, S.A. and its German listed subsidiary Telefónica Deutschland Holding AG (hereinafter, “Telefónica Deutschland”) on July 23, entered into an agreement (amended on August 26, 2013) with the Dutch company Koninklijke KPN N.V. (hereinafter, “KPN”) under which Telefónica Deutschland committed itself to acquire the shares of the German subsidiary of KPN, E-Plus Mobilfunk GmbH & Co. KG (hereinafter, “E-Plus”), receiving KPN, as consideration, 24.9% of Telefónica Deutschland and 3,700 million euros.

Telefónica committed to subsequently acquire from KPN, 4.4% of Telefónica Deutschland for a total amount of 1,300 million euros, consequently, after the aforementioned acquisition, KPN’s stake in Telefónica Deutschland will be reduced to 20.5%.

Telefónica also committed to subscribe the proportional corresponding share in the capital increase approved by Telefónica Deutschland in the Extraordinary General Meeting held on February 11, 2014, to finance the cash consideration of the transaction.

The closing of this transaction is subject to certain conditions of which only the relevant authorization from the Competition Authority remains.

Agreement with the shareholders of Telco, S.p.A.

▪
On September 24, 2013, Telefónica and the remaining shareholders of the Italian company Telco, S.p.A. (which holds a capital stake of 22.4% of the voting share capital of Telecom Italia, S.p.A.) reached an Agreement by virtue of which:

-
Telefónica subscribed for and paid out a capital increase in Telco, S.p.A., through the contribution of 324 million euros in cash, receiving in return non-voting shares of Telco, S.p.A. As a result of this capital increase, the interest held by Telefónica in the voting share capital of Telco, S.p.A. remained unchanged (i.e. 46.18%), although its interest in the total share capital of Telco, S.p.A. has increased to 66%. The current governance structure at Telco, S.p.A. remained unaffected, including the obligation by Telefónica of abstaining from participating or influencing in any decisions which could affect the markets in which both, Telefónica and Telecom Italia, S.p.A., are present.

-
Subject to receiving any required anti-trust and telecommunications approvals (including in Brazil and Argentina), Telefónica will subscribe for and pay out a second capital increase in Telco, S.p.A., through the contribution of 117 million euros in cash and will receive in return non-voting shares of Telco, S.p.A. As a result of this second capital increase, the interest of Telefónica in the voting share capital of Telco, S.p.A. will remain unchanged (i.e. 46.18%), although its interest in the total share capital will be then increased to 70%.

-
Starting from January 1, 2014, subject to receiving any required anti-trust and telecommunications approvals (including in Brazil and Argentina), Telefónica may convert all or a portion of its non-voting shares in Telco, S.p.A. into voting shares in Telco, S.p.A., representing no more than 64.9% of the voting share capital of Telco, S.p.A.

-
The Italian shareholders of Telco, S.p.A. have granted Telefónica a call option to acquire all of their shares in Telco, S.p.A., whose exercise is subject to receiving any required anti-trust and telecommunications approvals (including in Brazil and Argentina). The call option may be exercised by Telefónica starting from January 1, 2014, while the Shareholders Agreement remains in effect, except (i) between June 1, 2014, and June 30, 2014, and between January 15, 2015, and February 15, 2015, and (ii) during certain periods, if the Italian shareholders of Telco, S.p.A. request the demerger of Telco, S.p.A.

At of the date of the preparation of these consolidated financial statements the approvals that are necessary for the implementation of the transactions contemplated in the Agreement dated September 24, 2013, and subscribed between Telefónica and the remaining shareholders of the Italian company Telco S.p.A. have not been obtained yet.

▪	On December 4, 2013, the Brazilian Antitrust Regulator, Conselho Administrativo de Defesa Econômica (CADE) announced, the two following decisions:

1.
To approve, with the restrictions mentioned below, the acquisition by Telefónica of the entire participation held by Portugal Telecom, SGPS S.A., and PT Móveis - Serviços de Telecomunicações, SGPS, S.A., (the “PT Companies”) in Brasilcel N.V., which controlled the Brazilian mobile company, Vivo Participações S.A.

It must be noted that such transaction was approved by ANATEL (Brazilian Telecommunications Regulation Authority) and the closing (which did not require CADES´s prior approval at the time), occurred immediately after such ANATEL´s approval, on September 27, 2010.

The above mentioned decision has been granted by CADE conditional on:

(a)
The entry of a new shareholder in Vivo, sharing with Telefónica the control of Vivo in conditions identical to those that were applicable to the PT Companies when they had a participation in Brasilcel N.V., or

(b)	That Telefónica ceases to have any direct or indirect financial interest in TIM Participações S.A.

2.
To impose on Telefónica a fine of 15 million Brazilian Reais, for having allegedly breached the spirit and the goal of the agreement signed between Telefónica and CADE (as a condition to the approval of Telefónica´s original acquisition of an interest in Telecom Italia in 2007), due to the subscription of non-voting shares of Telco on a recent capital increases. This decision also requires Telefónica to divest such non-voting shares of Telco S.p.A.

The timing for the accomplishment of the conditions and obligations imposed by CADE on both decisions was classified by CADE as confidential and reserved information.

▪
On December 13, 2013, Telefónica, S.A. announced, in relation to the two Decisions adopted by CADE on its December 4, 2013, session, that the company considers that the remedies imposed were unreasonable and therefore, is further analyzing the possibility of initiating the appropriate legal actions.

In line with such course of action, and to reinforce our strong commitment with the previous obligations undertaken by Telefónica to remain separate from Telecom Italia´s Brazilian businesses, Telefónica, S.A., highlighted in the aforementioned announcement, that Mr. César Alierta Izuel and Mr. Julio Linares López have decided to resign, with immediate effect, from their positions as Directors of Telecom Italia; and Mr. Julio Linares has decided to resign, with immediate effect, from his position in the slate submitted by Telco, S.p.A. for the potential re-election of the Board of Directors of Telecom Italia in the Shareholders Meeting of the aforementioned company, called for December 20, 2013.

For the same reasons, Telefónica, S.A., indicated that, without prejudice of any of the rights recognized in Telco, S.p.A. Shareholder`s Agreement, has decided for the time being not to avail of its right to appoint two Directors in the Board of Directors of Telecom Italia.

Agreement for the sale of a stake in Telefónica Czech Republic, a.s.

On November 5, 2013, Telefónica reached an agreement with PPF Group N.V. (hereinafter PPF) to sell 65.9% of Telefónica Czech Republic, a.s. (hereinafter Telefónica Czech Republic) for an amount of, approximately, 306 Czech Crowns per share in cash (approximately 2,467 million euros at the date of the agreement).

The agreement stated that aforementioned consideration was to be paid in two tranches:

(i)	2,063 million euros in cash up front at closing of the transaction; and

(ii)	404 million euros in cash as deferred payments over a 4 year period.

Additionally, Telefónica received an amount of 260 million euros corresponding to the distribution to shareholders approved by the General Shareholders Meeting of Telefónica Czech Republic, paid on November 11, 2013.

As a result of this transaction, Telefónica will hold a 4.9% equity stake in Telefónica Czech Republic. In addition, Telefónica will remain as a Company’s industrial and commercial partner for 4 years:

•	Telefónica Czech Republic will be renamed but will continue using the O2 brand for up to four years.

•	The Company will become part of Telefónica’s Business Partners Program.

In connection with this transaction, PPF will launch a Mandatory Tender Offer. Telefónica will maintain its 4.9% but may dispose of the shares upon completion, subject to certain restrictions.

Furthermore, the agreement establishes a put/call option structure in relation to the Telefónica Czech Republic shares which Telefónica holds after 4 years. In addition, the agreement includes tag along/drags along clauses.

The transaction was completed on January 28, 2014, after obtaining the relevant regulatory authorization.

c) Environmental matters

Telefónica has an integrated Green ICT and Environment strategy with three common goals. The first concerns environmental risk management, the second the promoting of internal eco-efficiency, and the third the unlocking of business opportunities to offer end-to-end telecommunications services that support a low-carbon economy.

The Group has an Environmental Policy covering all its companies, as well as a Global Environmental Management System to ensure compliance with local environmental laws and continuously improve management processes. The Climate Change and Energy Efficiency Corporate Office is also responsible for rolling out processes to boost energy efficiency and shrink the Group’s carbon footprint.

d) Auditors’ fees

The expenses accrued in respect of the fees for services rendered to the various member firms of the EY international organization (previously Ernst & Young), of which Ernst & Young, S.L. (the auditors of the Telefónica Group) forms part, amounted to 22.72 million euros and 25.84 million euros in 2013 and 2012, respectively.

The detail of these amounts is as follows:

Millions of euros	2013	2012
Audit services (1)	21.25	23.84
Audit-related services (2)	1.47	2.00
TOTAL	22.72	25.84

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

EY has not rendered tax services or any other service other than those mentioned above to Telefónica Group companies.

The expenses accrued in respect of the fees for services rendered to other auditors in 2013 and 2012 amounted to 43.86 million euros and 40.68 million euros, respectively, as follows:

Millions of euros	2013	2012
Audit services	1.11	1.04
Audit-related services	0.36	1.73
Tax services	7.59	5.47
All other services (consulting, advisory, etc.)	34.80	32.44
TOTAL	43.86	40.68

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

f) Directors’ and Senior Executives’ compensation and other benefits

Board of Directors’ compensation

The compensation of Telefónica members of the Board of Directors is governed by Article 35 of the Bylaws, which states that the compensation amount that the Company may pay to all of its Directors as remuneration and attendance fees shall be fixed by the shareholders at the General Shareholders’ Meeting. The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the directors. This compensation, as established in said article of the Bylaws, is compatible with other professional or employment compensation accruing to the Directors by reason of any executive or advisory duties that they perform for the Company, other than the supervision and collective decision-making duties inherent in their capacity as Directors.

Accordingly, the shareholders, at the Annual General Shareholders Meeting held on April 11, 2003, set the maximum gross annual amount to be paid to the Board of Directors at 6 million euros, including a fixed payment and fees for attending meetings of the Board of Director’s Advisory or Control Committees. Total compensation paid to Telefónica’s Directors for discharging their duties in 2013 amounted to 3,516,669 euros in fixed compensation and attendance fees.

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

It is hereby stated that the Company’s Board of Directors, at its meeting of July 25, 2012, agreed to a 20% reduction of the amounts that the Board members receive for discharging their duties.

The tables below presents the fixed amounts established in 2013 for membership to Telefónica’s Board of Directors, Executive Commission and Advisory or Control Committees and the attendance fees of the Advisory or Control Committees.

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

Individual breakdown

Appendix II provides a detail by individual, by compensation item, of the compensation and benefits paid by Telefónica, S.A. and other companies of the Telefónica Group to members of the Company’s Board of Directors in 2013.

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

Name	Activity performed	Company	Position or functions	Stake (%) (*)
Mr. Isidro Fainé Casas	Telecommunications	Abertis Infraestructuras, S.A.	Vice Chairman 1º	< 0.01%
Mr. Isidro Fainé Casas	Telecommunications	Telecom Italia, S.p.A.	--	< 0.01% (**)
Mr. Carlos Colomer Casellas	Telecommunications	Abertis Infraestructuras, S.A.	Director	--
Mr. Luiz Fernando Furlán	Telecommunications	Abertis Infraestructuras, S.A.	Advisory Board Member	--
(*) Shareholding of less than 0.01% of share capital indicated by “<0.01%”.
(**) Shareholding of the total number of ordinary shares.

Information on Board member Chang Xiaobing, Executive Chairman of China Unicom (Hong Kong) Limited, is not included in this section given that:

•
In accordance with Article 33 of the Company’s Bylaws, whereby “(...) the following shall not be deemed to be in a situation of effective competition with the Company, even if they have the same or a similar or complementary corporate purpose: (...) companies with which Telefónica, S.A. maintains a strategic alliance", Mr. Xiaobing’s interests are not in conflict with those of Telefónica, S.A.

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

Name	Company	Position or functions
Mr. César Alierta Izuel	China Unicom (Hong Kong) Limited	Director
Mr. Alfonso Ferrari Herrero	Telefónica Chile, S.A.	Acting Director
	Telefónica del Perú, S.A.A.	Director
Mr. Francisco Javier de Paz Mancho	Telefónica Brasil, S.A.	Director
	Telefónica de Argentina, S.A.	Director
Mr. José Fernando de Almansa Moreno-Barreda	Telefónica Brasil, S.A.	Director
	Telefónica Móviles México, S.A. de C.V.	Director
Mr. Gonzalo Hinojosa Fernández de Angulo	Telefónica del Perú, S.A.A.	Director
Mr. Luiz Fernando Furlán	Telefónica Brasil, S.A.	Director
Ms. María Eva Castillo Sanz	Telefónica Czech Republic, a.s.	Chairwoman of Supervisory Board (1)
	Telefónica Europe, Plc.	Chairwoman
	Telefónica Deutschland Holding, A.G.	Chairwoman of Supervisory Board
	Tuenti Technologies, S.L.	Chairwoman
Mr. Santiago Fernández Valbuena	Telefónica Internacional, S.A.	Chairman
	Telefónica América, S.A.	Chairman
	Telefónica Brasil, S.A.	Vice Chairman
	Telefónica Móviles México, S.A. de C.V.	Vice Chairman
	Colombia Telecomunicaciones, S.A., E.S.P.	Director
	Telefónica Chile, S.A.	Acting Director
	Telefónica Capital, S.A.	Sole Director
Mr. Chang Xiaobing	China United Network Communications Group Company Limited	Chairman
	China United Network Communications Corporation Limited	Chairman
	China Unicom (Hong Kong) Limited	Executive Chairman
	China United Network Communication Limited	Chairman
(1)	On January 29, 2014, Ms. Eva Castillo Sanz resigned from the position of Chairwoman of the Supervisory Board of Telefónica Czech Republic, a.s.

Note 22. Finance leases

a) Finance lease agreement at Colombia Telecomunicaciones, S.A., ESP.

The Group, through its subsidiary Colombia Telecomunicaciones, S.A., ESP, has a finance lease agreement with PARAPAT, the consortium which owns the telecommunications assets and manages the pension funds for the entities which were predecessors to Colombia Telecomunicaciones, S.A., E.S.P., and which regulated the operation of assets, goods and rights relating with the provision of telecommunications services by the company, in exchange for financial consideration.

This agreement includes the transfer of these assets and rights to Colombia Telecomunicaciones, S.A., ESP once the last installment of the consideration has been paid in line with the payment schedule:

Millions of euros	Present value	Revaluation	Pending payment
Within one year	104	6	110
From one to five years	538	203	741
More than five years	809	1,603	2,412
Total	1,451	1,812	3,263

The net amount of property, plant and equipment recorded under the terms of this lease was 310 million euros at December 31, 2013.

b) Other finance leases

The payment schedule of finance leases of the Telefónica Group, excluding Colombia Telecomunicaciones, S.A. ESP., is as follows:

Millions of euros	Present value	Revaluation	Pending payment
Within one year	138	2	140
From one to five years	106	22	128
More than five years	113	319	432
Total	357	343	700

At December 31, 2013, net assets under these leases amounting to 153 million euros were recognized under property, plant and equipment.

Note 23. Events after the reporting period

The following events regarding the Telefónica Group took place between December 31, 2013 and the date of authorization for issue of the accompanying consolidated financial statements:

Financing

On January 31, 2014, Telefónica Emisiones, S.A.U. redeemed 296 million sterling pounds (equivalent to 355 million euros) of its notes, issued on December 28, 2006. The notes were guaranteed by Telefónica, S.A.

On February 3, 2014, Telefónica Emisiones, S.A.U. redeemed 2,000 million euros of its notes, issued on February 3, 2009. The notes were guaranteed by Telefónica, S.A.

On February 7, 2014, Telefónica Emisiones, S.A.U. redeemed 1,500 million euros of its notes, issued on February 7, 2007. The notes were guaranteed by Telefónica, S.A.

On February 7, 2014, Telefónica, S.A. made an early repayment for 923 million euros of its syndicated loan (Tranche D2) dated March 2, 2012 (originally scheduled to mature on December 14, 2015).

On February 7, 2014, Telefónica Europe, B.V. made an early repayment for 801 million euros of its syndicated loan (Tranche D1) dated March 2, 2012 (originally scheduled to mature on December 14, 2015).

On February 10, 2014, O2 Telefónica Deutschland Finanzierungs, GmbH issued seven-year notes in an aggregate principal amount of 500 million euros maturing on February 10, 2021, and with an annual interest rate of 2.375%. These notes are guaranteed by Telefónica Deutschland Holding, A.G.

On February 18, 2014, Telefónica, S.A. signed a 3,000 million euros syndicated revolving credit facility maturing on February 18, 2019. This agreement would enter into effect on February 25, 2014, cancelling the 3,000 million euros syndicated credit facility signed on July 28, 2010 (originally scheduled to mature in 2015).

Sale of Telefónica Czech Republic

On January 28, 2014 after obtaining the relevant regulatory approval the sale of Telefónica Czech Republic was completed. Subsequent to the sale, Telefónica holds a 4.9% stake in Telefónica Czech Republic, a.s.

New exchange rate regime in Venezuela

On January 24, 2014, Exchange Agreement No. 25 came into force, which regulates the sale of foreign currency in the Republic of Venezuela for certain sectors and items. This Agreement does not amend the exchange rate of 6.30 bolivar per US dollar, which has applied since Exchange Agreement No. 14 was approved on February 8, 2013, except for: (i) cash for travelling abroad and remittances to individuals domiciled abroad; (ii) payment of operations inherent to national civil aviation and the international air transportation public service; (iii) operations inherent to the insurance activity; (iv) leasing and service agreements, agreements for the import of intangible assets, payments of rental contracts for networks, and payments corresponding to the telecommunications sector; and (v) foreign investments and payments of royalties, use and exploitation of patents, trademarks and franchises, as well as technology import and technical assistance agreements.

Requests for the liquidation in US dollars of the aforementioned concepts will be settled, at the foreign exchange rate resulting from the allocations conducted through the Complementary System for Administration of Foreign Currency (SICAD). The SICAD allocation as of January 15, 2014, resulted in an exchange rate of 11.36 bolivar per US dollar. Nonetheless, the said Agreement stipulates that the liquidation of foreign currency operations requested before the Central Bank of Venezuela before Exchange Agreement No. 25 came into force, will be settled at the exchange rate established in the February 8, 2013, Exchange Agreement, i.e. at a rate of 6.30 bolivar per US dollar.

The change to the currency exchange system introduced in the aforesaid Agreement will take effect in the Telefónica Group’s consolidated financial statements from the moment it comes into force, on January 24, 2014. It is therefore a subsequent event that does not impact the consolidated financial statements, as the previous exchange rate of 6.30 bolivar per US dollar was in force at 2013 year end and up to January 24, 2014, for all foreign currency transactions.

The main aspects to be considered in 2014 are as follows. In order to estimate the impacts in euros, the rate used is the exchange rate resulting from the SICAD allocation as of January 15, 2014, amounting to 11.36 bolivar per US dollar, which will vary throughout 2014.

•
The decrease of the Telefónica Group’s net assets in Venezuela as a result of the conversion to euros at the new exchange rate with a balancing entry in Group equity of approximately 1,800 million euros, based on the net assets as at December 31, 2013.

•
As part of the decrease mentioned in the preceding paragraph, the value in euros of the net financial assets denominated in bolivar will decrease by approximately 1,200 million euros, as per the balance as of December 31, 2013.

On the other hand, it should be noted that Exchange regulations in Venezuela are in constant evolution. Thus, on February 20, 2014, the Government of Venezuela announced a complementary currency system identified as "SICAD 2", in addition to those already in existence, which will revoke the Act of Illicit Exchange (“Ley de Ilícitos Cambiarios”) and will create an alternate market with bands of exchange rates, which will be regulated by the Central Bank of Venezuela. However, as of the date of authorization for issue of these consolidated financial statements, the system described in such announcement or the corresponding measures have not yet been formalized.

Organizational Restructuring of the Telefónica Group

On February 26, 2014, the Board of Directors of Telefónica, S.A. approved the implementation of a new organizational structure completely focused on clients and which incorporates the digital offering as the main focus for commercial policies. The structure gives greater visibility to local operators, bringing them closer to the corporate decision-making centre, simplifying the global structure and strengthening the transverse areas to improve flexibility and agility in decision making.

Within this framework, Telefónica has created the role of the Chief Commercial Digital Officer, who will be responsible for fostering revenue growth. On the cost side, the Company has strengthened the role of the Chief Global Resources Officer. Both Officers will report directly to the Chief Operating Officer (COO), as well as the local operators in Spain, Brazil, Germany and the United Kingdom, in addition to the Latin American unit, now without Brazil.

The new model integrates the activities carried out to date by Telefónica Digital, Telefónica Europe and Telefónica Latin America into the Global Corporate Centre, thus simplifying the organization.

Appendix I: Changes in the consolidation scope

The following changes took place in the consolidation scope in 2013:

Telefónica Europe

In June 2013, Telefónica reached an agreement to sell its entire stake in the share capital of Telefónica Ireland, Ltd. Completion of the transaction is subject, among other conditions, to obtaining the pertinent authorizations from the competition authorities (see Note 2). On November 5, 2013, Telefónica also signed an agreement to sell 65.9% of the share capital of Telefónica Czech Republic, a.s. to PPF Group N.V.I. (see Note 21.b). The transaction was completed on January 28, 2014, once the pertinent regulatory authorization was obtained (see Note 23).

Both companies continued to be included in the consolidations scope of the Telefónica Group in 2013, although the consolidated assets and liabilities included in the sales were recognized under “Non-current assets held for sale” and “Liabilities associated with non-current assets held for sale”, respectively, in the consolidated statement of financial position at December 31, 2013 (see Note 2).

In October, Telefónica Remesas, S.A. was liquidated and removed from the consolidation scope.

The sale of T. Germany Online Services GmbH was recognized on October 31, 2013, which generated a gain of 30 million euros. This company, which had been fully consolidated, was removed from the consolidation scope.

In November 2013, T. Móviles España, S.A.U. acquired the remaining shares it did not previously hold in Tuenti Technologies, S.L., thereby obtaining a 100% stake. The Group continues to consolidate this company using the full consolidation method.

Telefónica Latin America

On August 2, 2013 Telefónica completed the sale of 40% of its subsidiaries in Guatemala, El Salvador, Nicaragua and Panama to Corporación Multi Inversiones (see Note 2). The sale was executed by means of the creation of a new company, Telefónica Centroamérica Inversiones, S.L., to which Telefónica contributed its stakes in the subsidiaries in Guatemala, Panama, El Salvador and Nicaragua in exchange for a 60% stake in this company (Note 5). The Group consolidates this company using the full consolidation method.

Other companies

In April, Telefónica de Contenidos, S.A.U. completed the sale of its remaining stake in Hispasat, S.A., i.e. 19,359 shares, to Eutelsat Services & Beteiligungen, GmbH for a total of 56 million euros.

On September 24, 2013, Telefónica and the other shareholders of the Italian company Telco, S.p.A. reached an agreement whereby Telefónica, S.A. subscribed and paid out a share capital increase in Telco, S.p.A., through a cash contribution of 324 million euros, in exchange for shares with voting rights in Telco, S.p.A. As a result of this capital increase, the interest held by Telefónica in the voting share capital of Telco, S.p.A. remains unchanged, although its interest in the total share capital of Telco, S.p.A. grew to 66% (see Note 2). Telco, S.p.A. is still included in the consolidation scope using the equity method.

In September, the company Ecosistema Virtual Para la Promoción del Comercio, S.L. was incorporated, in which Telefónica Digital España, S.L. holds a 33% interest. The other shareholders are, with equal stakes, Banco Santander, S.A. and Caixa Card 1 Establecimiento Financiero de Crédito, S.A.U.

In 2013, the companies Telefónica On the Spot Soluciones Digitales, S.A. de C.V. (México) and Telefónica On The Spot Services Soluciones Digitales Perú, S.A.C. were incorporated, which are wholly-owned by Telefónica On the Spot Services.

In 2013, the companies Telefónica Learning Services Chile SpA, Telefónica Learning Services Chile Capacitación Ltda., Telefónica Learning Services Colombia SAS, Telefónica Learning Services Perú, SAC and Telefónica Serviços de Ensino, Ltda. (Brasil) were incorporated, which are solely owned by Telefónica Learning Services.

In 2013, Telefónica Global Solutions Pánama, S.A. (wholly-owned by TIWS América, S.A.) and Telefónica Global Solutions, Singapore PTE. LTD. (wholly-owned by TIWS II, S.L.) were incorporated.

In 2013, the company Estrella Soluciones Prácticas, S.A. was incorporated through the spin-off of Telefónica Móviles Soluciones y Aplicaciones, S.A. The sale of Estrella Soluciones Prácticas, S.A. to Amdocs Chile SpA was formalized in December, whereby it was removed from the consolidation scope.

The following changes took place in the consolidation scope in 2012:

Telefónica Latin America

On April 23, 2012, the Panamanian company Telefónica Centroamérica, S.A. was incorporated with authorized capital of 50,000 US dollars. Telefónica Centroamérica, S.A. is equally owned by Telefónica Móviles El Salvador, S.A. de C.V., Telefónica Móviles Guatemala, S.A. Telefónica Móviles Panamá, S.A., Telefónica Celular de Nicaragua, S.A. and Telefónica de Costa Rica, S.A. (20% interest each), and was included in the Telefónica Group using the full consolidation method.

In June 2012, Telefónica Móviles Chile, S.A. and Inversiones Telefónica Móviles Holding, S.A., the shareholders of Telefónica Móviles Chile Inversiones, S.A., agreed to change the company’s name to Wayra Chile Tecnología e Innovación Limitada. The Telefónica Group continues to consolidate this company using the full consolidation method.

The merger of Telefónica Móviles Colombia, S.A. and Colombia Telecomunicaciones, S.A. ESP was completed on June 29, 2012. Following the merger, the Telefónica Group holds (directly and indirectly) a 70% interest in Colombia Telecomunicaciones, S.A. ESP. This company continues to be fully consolidated within the Telefónica Group.

On July 18, 2012, the subsidiary TEM Puerto Rico Inc. was wound up, effective as of December 31, 2011. This company, which was fully consolidated in the Telefónica Group, was removed from the consolidation scope.

In October and November 2012, respectively, Telefónica América, S.A. and Telefónica Latinoamérica Holding, S.L. were incorporated in Spain. Both companies are owned by Telefónica Internacional, S.A. (50% interest) and Telefónica, S.A. (50% interest). On December 13, 2012, Telefónica, S.A. and Telefónica Internacional, S.A.U. carried out a capital increase in Telefónica Latinoamérica Holding, S.L. Telefónica, S.A. subscribed to this increase by contributing shares of Latin America Cellular Holdings, B.V., while Telefónica Internacional, S.A.U. subscribed through a monetary contribution. Following the capital increase, Telefónica, S.A. holds a 94.59% stake in Telefónica Latinoamérica Holding, S.L., and Telefónica Internacional, S.A.U. holds a 5.41% interest. Both Telefónica América, S.A. and Telefónica Latinoamérica Holding, S.L. are fully consolidated within the Telefónica Group.

In November 2012, Telefónica Chile Holdings B.V. was incorporated in the Netherlands, by sole shareholder Telefónica, S.A. The new company fully consolidated within the Telefónica Group.

Telefónica Europe

On July 25, 2012, Acens Technologies, S.L. approved the merger by absorption of Interdomain, S.A., with the absorbed company being wound up but not liquidated and the en bloc transfer of all its assets and liabilities to Acens Technologies, S.L. Interdomain.

In July 2012, Telefónica Czech Republic, a.s. acquired 100% of Bonerix Czech Republic s.r.o. The company was included in the Telefónica Group’s consolidation scope using the full consolidation method.

Also in July 2012, Telefónica O2 Business Solutions, spol. s r.o. was absorbed by Telefónica Czech Republic, a.s.

Through a public offering carried out in October 2012, Telefónica, S.A. sold a 23.17% interest in Telefónica Deutschland Holding, A.G., for 1,449 million euros. Following the sale, the investment continues to be fully consolidated in the Telefónica Group.

Telefónica UK, Ltd. and Vodafone UK, Ltd. incorporated a joint venture in November 2012 called Cornerstone Telecommunications Infrastructure Limited, with a 50% interest held by each of these companies. Both Telefónica UK and Vodafone UK contributed to the joint venture the basic network infrastructure they already shared.

Other companies

In March 2012, the company Wayra Brasil Aceleradora de Projetos Ltda. was incorporated in Brazil. This company was included in the Telefónica Group’s consolidation scope using the full consolidation method.

In March 2012, Media Networks Brasil Soluçoes Digitais Ltda. was incorporated. This company h included in the Telefónica Group’s consolidation scope using the full consolidation method.

Also in March 2012, the Peruvian company Media Networks Latin America, S.A.C., a subsidiary of Telefónica Internacional, S.A.U., incorporated the Brazilian company Media Networks Brasil Soluçoes Digitais Ltda. This company was included in the Telefónica Group’s consolidation scope using the full consolidation method.

Telefónica Digital Venture Capital, S.L.U. was incorporated in March 2012 with initial share capital of 3,000 euros, subscribed and fully paid by Telefónica Digital Holdings, S.L.U. The company was fully consolidated in the Telefónica Group.

On June 10, 2012, Telefónica, S.A. through its subsidiary Telefónica Internacional, S.A.U., and China United Network Communications Group Company Limited, through a wholly-owned subsidiary, signed the definitive agreement for the purchase by the latter of 1,073,777,121 shares in China Unicom (Hong Kong) Limited owned by Telefónica, equivalent to 4.56% of that company’s total capital.

The company, in which Telefónica holds a 5.01% interest after the sale, continues to be accounted for in the Telefónica Group using the equity method.

In June 2012, the company Telefónica Gestión Integral de Edificios y Servicios, S.L. was created through the partial spin-off of Telefónica Servicios Integrales de Distribución, S.A.U. and the spin-off of the activity branch of Telefónica Gestión de Servicios Compartidos España, S.A. The new company was fully consolidated in the Telefónica Group.

In October 2012, the Telefónica Group sold its 50% stake in Red Universal de Marketing y Bookings Online, S.A. This company, which was proportionately consolidated in the Telefónica Group, was removed from the scope of consolidation.

On October 22, 2012, Jajah Inc. acquired 100% of Tokbox Inc. for 12 million dollars. This company was included in the Telefónica Group’s consolidation scope using the full consolidation method.

In December 2012, the Group completed the sale of the Atento business to a group of companies controlled by Bain Capital. The companies comprising this business, which were previously included in the Telefónica Group using the full consolidation method, were removed from the consolidation scope (Note 2).

On December 28, 2012, Telefónica de Contenidos, S.A.U. formalized the transfer to Abertis Telecom, S.A. of 23,343 shares in Hispasat, S.A. for a total cash price of 68 million euros.

In December 2012, Telefónica Digital España, S.L.U. acquired a 50.0002% interest in the Brazilian company Axismed – Gestao Preventiva da Saúde, S.A. for 10.9 million Brazilian reais. This company was included in the Telefónica Group’s consolidation scope using the full consolidation method.

The Peruvian company TGestiona Logística, S.A.C. was incorporated through the en bloc spin-off of assets and liabilities from the logistics business line of Telefónica Gestión de Servicios Compartidos Perú, S.A.C. In December 2012, this company was fully consolidated as part of the Telefónica Group.

Appendix II Board of Director’s Compensation

TELEFÓNICA, S.A.

(Euros)
Director	Wage / Compen-sation1	Fixed payment2	Attendance fees3	Short term variable compen-sation4	Fixed payments Board Committees5	Other items6	Total
Mr. César Alierta Izuel	2,230,800	240,000	-	3,497,448	80,000	204,655	6,252,903
Mr. Isidro Fainé Casas	-	200,000	-	-	80,000	8,000	288,000
Mr. José María Abril Pérez	-	200,000	8,000	-	95,867	-	303,867
Mr. Julio Linares López	-	200,000	7,000	-	19,600	-	226,600
Mr. José María Alvarez-Pallete López	1,923,100	-	-	1,626,713	-	128,330	3,678,143
Mr. Fernando de Almansa Moreno-Barreda	-	120,000	17,000	-	38,267	8,000	183,267
Ms. Eva Castillo Sanz	1,264,000	-	-	323,647	-	49,741	1,637,388
Mr. Carlos Colomer Casellas	-	120,000	25,000	-	139,733	8,000	292,733
Mr. Peter Erskine	-	120,000	29,000	-	124,800	-	273,800
Mr. Santiago Fernández Valbuena	-	-	-	-	-	-	-
Mr. Alfonso Ferrari Herrero	-	120,000	44,000	-	163,067	8,000	335,067
Mr. Luiz Fernando Furlán	-	120,000	-	-	4,667	-	124,667
Mr. Gonzalo Hinojosa Fernández de Angulo	-	120,000	44,000	-	159,334	8,000	331,334
Mr. Pablo Isla Álvarez de Tejera	-	120,000	9,000	-	35,467	-	164,467
Mr. Antonio Massanell Lavilla	-	120,000	17,000	-	56,000	8,000	201,000
Mr. Ignacio Moreno Martínez	-	120,000	9,000	-	19,600	-	148,600
Mr. Javier de Paz Mancho	-	120,000	13,000	-	118,267	-	251,267
Mr. Chang Xiaobing	-	120,000	-	-	-	-	120,000
1 Wage: Non-variable compensation accrued by the Director for discharging executive duties.
2 Fixed Payment: Cash compensation with a predefined payment frequency, accruable or not over time and accrued by the Director for membership to the Board of Directors, irrespective of affective attendance by the Director at Board Meetings.
3 Attendance fees: Amounts payable for attendance to meetings of the Advisory or Control Committees, and the various Regional Advisory Committees in Spain (Valencia, Andalusia and Catalonia)
4 Short-term variable compensation: Variable amount linked to the performance or achievement of individual or group objectives (quantitative or qualitative) for a period equal to or up to a year, corresponding to 2012 and paid in 2013. It is stated Ms. Eva Castillo Sanz was appointed Chairwoman of Telefónica Europe on September 17, 2012, date of commencement, therefore, of her executive duties within Telefónica Group. Concerning the bonus referred to 2013, to be paid during 2014, the Executive Directors will perceive the following amounts: Mr. César Alierta Izuel 3,050,000 euros, Mr. José María Álvarez-Pallete López 2,900,000 euros and Mrs. Eva Castillo Sanz 1,463,712 euros.
5 Fixed Payment Board Committees: Cash compensation with a predefined payment frequency, accruable or not over time and accrued by the Director for membership to the Executive Committee or Advisory or Control Committees of Telefónica, S.A., irrespective of effective attendance to meetings of said Committees.
6 Other items: Includes, inter alia, amounts paid for membership of the Regional Advisory Committees in Spain (Valencia, Andalusia and Catalonia) and other “in- kind compensation” (such as general medical insurance and dental coverage), paid by Telefónica, S.A.

In addition, to detail the amounts included in the preceding table, the following table presents the specific compensation paid to Directors of Telefónica for membership of the various Advisory or Control Committees in 2013, including both fixed payments and fees for attending meetings:

TELEFÓNICA, S.A. ADVISORY OR CONTROL COMMITEES

(Euros)
Director	Audit and Control	Nomination, Compensation and Corporate Governance	Human Resources, Reputation and Corporate Responsibility1	Regulation	Service Quality and Customer Service	International Affaires1	Innovation	Strategy	Institu-tional Affaires1	TOTAL 2013
Mr. César Alierta Izuel	--	--	--	--	--	--	--	--	--	--
Mr. Isidro Fainé Casas	−	−	−	−	−	−	−	--	--	--
Mr. José María Abril Pérez	--	--	--	--	--	5,667	18,200	--	--	23,867
Mr. Julio Linares López	--	--	--	--	--	--	--	9,533	17,067	26,600
Mr. José María Álvarez-Pallete López	--	--	--	--	--	--	--	--	--	--
Mr. José Fernando de Almansa Moreno-Barreda	--	--	--	14,200	--	10,334	--	20,200	10,533	55,267
Ms. Eva Castillo Sanz	--	--	--	--	--	--	--	--	--	--
Mr. Carlos Colomer Casellas	19,933	18,200	--	--	13,200	--	33,400	--	--	84,733
Mr. Peter Erskine	--	22,200	--	--	--	--	20,200	31,400	--	73,800
Mr. Santiago Fernández Valbuena	--	--	--	--	--	--	--	--	--	--
Mr. Alfonso Ferrari Herrero	21,200	33,400	6,667	14,200	14,200	5,667	--	20,200	11,533	127,067
Mr. Luiz Fernando Furlán	--	--	--	--	--	4,667	--	--	--	4,667
Mr. Gonzalo Hinojosa Fernández de Angulo	24,933	22,200	6,667	17,933	13,200	5,667	--	21,200	11,533	123,334
Mr. Pablo Isla Álvarez de Tejera	--	20,200	4,667	14,933	4,667	--	--	--	--	44,467
Mr. Antonio Massanell Lavilla	19,200	--	4,667	--	25,400	--	15,200	--	8,533	73,000
Mr. Ignacio Moreno Martínez	10,533	--	--	9,533	8,533	--	--	--	--	28,600
Mr. Francisco Javier de Paz Mancho	--	--	11,333	14,200	8,533	5,667	--	--	11,533	51,267
Mr. Chang Xiaobing	--	--	--	--	--	--	--	--	--	--
1 The Human Resources, Reputation and Corporate Responsibility Committee and International Affairs Committee were disbanded on May 31, 2013. The Institutional Affairs Committee was established on the same date.

On the other hand, the following table presents an individual breakdown of the amounts received from other Telefónica Group companies other than Telefónica, S.A., by Company’s Directors for discharging executive duties or for membership of the companies’ governing bodies and/or Advisory Boards of such companies:

OTHER TELEFÓNICA GROUP COMPANIES

(Euros)
Director	Wage / Compen-sation1	Fixed payment2	Attendance fees3	Short term variable compen-sation4	Fixed payments Board Committees5	Other items6	Total
Mr. César Alierta Izuel	--	--	--	--	--	--	--
Mr. Isidro Fainé Casas	--	--	--	--	--	--	--
Mr. José María Abril Pérez	--	--	--	--	--	--	--
Mr. Julio Linares López	--	--	--	--	--	300,000	300,000
Mr. José María Álvarez-Pallete López	--	--	--	--	--	--	--
Mr. José Fernando de Almansa Moreno-Barreda	--	163,427	--	--	--	120,000	283,427
Ms. Eva Castillo Sanz	--	38,353	--	--	--	--	38,353
Mr. Carlos Colomer Casellas	--	--	--	--	--	70,000	70,000
Mr. Peter Erskine	--	--	--	--	--	74,202	74,202
Mr. Santiago Fernández Valbuena	1,287,446	--	--	1,360,418	--	198,267	2,846,131
Mr. Alfonso Ferrari Herrero	--	75,531	--	--	--	120,000	195,531
Mr. Luiz Fernando Furlán	--	95,324	--	--	--	160,000	255,324
Mr. Gonzalo Hinojosa Fernández de Angulo	--	21,876	--	--	--	90,000	111,876
Mr. Pablo Isla Álvarez de Tejera	--	--	--	--	--	--	--
Mr. Antonio Massanell Lavilla	--	--	--	--	--	60,000	60,000
Mr. Ignacio Moreno Martínez	--	--	--	--	--	--	--
Mr. Francisco Javier de Paz Mancho	--	128,248	--	--	--	120,000	248,248
Mr. Chang Xiaobing	--	--	--	--	--	--	--
1 Wage: Non-variable compensation accrued by the Director for discharging executive duties of any Telefónica Group company.
2 Fixed Payment: Cash compensation with a predefined payment frequency, accruable or not over time and accrued by the Director for membership to the Board of Directors, irrespective of affective attendance by the Director at Board Meetings of any Telefónica Group company.
3 Attendance fees: Amounts payable for attendance to meetings of the Board of Directors or similar bodies of any Telefónica Group company.
4 Short-term variable compensation (bonus): Variable amount linked to the performance or achievement of individual or group objectives (quantitative or qualitative) and commensurate with other compensation or any other reference in euros for a period of up to a year referred to 2012 and paid during 2013 by any Telefónica Group Company. Concerning the bonus referred to 2013, the amount that will perceive the Executive Director Mr. Santiago Fernández Valbuena is 1,441,424 euros.
5 Fixed Payment Board Committees: Cash compensation with a predefined payment frequency, accruable or not over time and accrued by the Director for membership to the Executive Committee or Advisory or Control Committees of Telefónica, S.A., irrespective of effective attendance to meetings of said Committees.
6 Other items: Includes, inter alia, amounts paid for membership of Regional and Business Advisory Committees (Europe, Latam and Digital) and other “in- kind compensation” (such as general medical insurance and dental coverage), paid by any Telefónica Group Company.

Furthermore, as explained in the Compensation policy section, Executive Directors receive a series of employee benefits. The following table presents a breakdown of contributions made in 2013 by the Company to long-term savings schemes (Pension Plans and Pension Plan for Senior Executives):

LONG-TERM SAVINGS SCHEMES

(Euros)
Director	Contributions 2013 by the Company
Mr. César Alierta Izuel	1,023,193
Mr. José María Álvarez-Pallete López	550,436
Ms. Eva Castillo Sanz	393,796
Mr. Santiago Fernández Valbuena	142,559

The following table presents a breakdown of the long-term savings schemes, comprising contributions to Pension Plans and the Pension Plan:

(Euros)
Director	Contributions to Pension Plans	Contributions to Benefits Plan1
Mr. César Alierta Izuel	8,402	1,014,791
Mr. José María Álvarez-Pallete López	9,468	540,968
Ms. Eva Castillo Sanz	8,402	385,394
Mr. Santiago Fernández Valbuena	115,031	27,528
1 Contributions to the Pension Plan for Executives set up in 2006, funded exclusively by the Company to complement the existing Pension Plan. It entails defined contributions equivalent to a certain percentage of the Director´s fixed remuneration in accordance with their professional category within the Telefónica Group´s organization.

Life insurance premiums paid in 2013 are as follow:

LIFE INSURANCE PREMIUMS

(Euros)
Director	Life insurance premiums
Mr. César Alierta Izuel	103,858
Mr. José María Álvarez-Pallete López	39,842
Ms. Eva Castillo Sanz	19,802
Mr. Santiago Fernández Valbuena	3,028

Regarding share-based payment plans (those exclusively for Executive Directors), there were two long-term variable compensation plans in place in 2013:

The “Performance Share Plan” (“PSP”) approved at the General Shareholders’ Meeting of June 21, 2006, whose fifth and final phase began in 2010 and ended in July 2013.

It is hereby stated that regarding the fifth phase of this Plan (2010-2013), the general terms for the delivery of shares were not met. Therefore, no shares were delivered to Executive Directors.

The so-called “Performance & Investment Plan“ (“PIP”) approved at the General Shareholders’ Meeting of May 18, 2011, whose first phase began in 2011 and will end in July 2014, second phase began in 2012 and will end in July 2015, and third phase began in 2013 and will end in July 2016. It is hereby stated that the number of shares assigned and the maximum possible number of shares to be received by the Directors of Telefónica for discharging executive duties in each phase, if the co-investment requirement established in the Plan and the maximum target TSR established for each phase are met, are as follows:

First phase / 2011-2014

Directors	Theoretical shares assigned	Maximum number of shares*
Mr. César Alierta Izuel	249,917	390,496
Mr. Julio Linares López	149,950	234,298
Mr. José María Álvarez-Pallete López	79,519	124,249
Mr. Santiago Fernández Valbuena	79,519	124,249
* Maximum possible number of shares to be received if the co-investment requirement and maximum target TSR are met.

Second phase / 2012-2015

Directors	Theoretical shares assigned	Maximum number of shares*
Mr. César Alierta Izuel	324,417	506,901
Mr. Julio Linares López(1)	13,878	21,686
Mr. José María Álvarez-Pallete López	188,131	293,955
Ms. Eva Castillo Sanz	95,864	149,787
Mr. Santiago Fernández Valbuena	103,223	161,287
(1) The number of shares assigned to Mr. Linares was calculated in proportion to the time he discharged executive duties as Chief Operating Officer –COO- (from July 1, 2012 to September 17, 2012) during the second phase of the Plan.

* Maximum possible number of shares to be received if the “co-investment” requirement and maximum target TSR are met.

Third phase / 2013-2016

Directors	Theoretical shares assigned	Maximum number of shares*
Mr. César Alierta Izuel	324,000	506,250
Mr. José María Álvarez-Pallete López	192,000	300,000
Ms. Eva Castillo Sanz	104,000	162,500
Mr. Santiago Fernández Valbuena	104,000	162,500
* Maximum possible number of shares to be received if the “co-investment” requirement and maximum target TSR are met.

In addition, to reinforce Telefónica’ s status as a global employer, with a common remuneration culture throughout the Company, to encourage all Group employees to take an equity interest, and to motivate employees and boost their loyalty, at the Company’s General Shareholders’ Meeting of June 23, 2009, shareholders approved the introduction of a Telefónica, S.A. share incentive plan, the "Global Employee Share Plan" ("GESP") for all employees of the Group worldwide (including executives and Executives Directors).

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

During the first phase of this Plan (2010-2012), Directors participating, as they discharged executive duties in the Group, acquired a total of 604 shares (including free shares received under the general terms and conditions of the Plan).

Later, for the second phase of the Plan (2012-2014), approved at the General Shareholders’ Meeting of May 18, 2011, the Executive Directors that decides to take part contributing the maximum (i.e. 100 euros a month, over 12 months), had acquired a total of 328 shares.

It should be noted that the external Directors do not receive and did not receive in 2013 any compensation in the form of pensions or life insurance, nor do they participate in the share-based payment plans linked to Telefónica’ s share price.

In addition, the Company does not grant and did not grant in 2013 any advances, loans or credits to the Directors, or to its top executives, thus complying with the requirements of the U.S.A. Sarbanes-Oxley Act, which is applicable to Telefónica as a listed company in that market.

Senior executives’ compensation

Meanwhile, the Executives considered as Senior Executives (1) of the Company in 2013, excluding those that are also members of the Board of Directors, received a total, in 2013, of 9,709,715 euros.

In addition, the contributions by the Telefónica Group in 2013 with respect to the Benefits Plan for Senior Executives described in Note on “Revenue and Expenses” for these Executives amounted to 1,179,905 euros. Contribution to the Pension Plan amounted to 411,287 euros and compensation in kind (including life and other insurance premiums such us general medical and dental insurance) to 118,031 euros.

Also, it is hereby stated that regarding the fifth phase of the “Performance Share Plan” (“PSP”) (2010-2013), the general terms for the delivery of shares were not met. Therefore, no shares were delivered to the Executives.

Regarding the above mentioned “Performance and Investment Plan” (“PIP”) approved at the General Shareholders’ Meeting of May 18, 2011, a total of 422,344 shares were assigned to the Executives considered Senior Executives of the Company in the first phase (2011-2014), 623,589 shares in the second phase (2012-2015), and 650,000 shares in the third phase (2013-2016).

Finally, regarding the first phase of the “Global Employee Share Plan” (“GESP”) (2010-2012), Executives participating acquired a total of 872 shares (including free shares received under the general terms and conditions of the Plan). Regarding the second phase of the “Global Employee Share Plan” (“GESP”) (2012-2014), the Executives taking part and contributing the maximum (i.e. 100 euros a month, over 12 months), have acquire a total of 443 shares.

(1)
For these purposes, Senior Executives are understood to be individuals who perform senior management functions reporting directly to the management bodies, or their executive committees or CEOs, including the person in charge of the internal audit.

Appendix III: Debentures and bonds

The detail and key features of outstanding debentures and bonds at December 31, 2013, are as follows (in millions of euros):

Telefónica, S.A. and its instrumental companies
			Maturity (nominal)
Debentures and bonds	Currency	% Interest rate	2014	2015	2016	2017	2018	Subsequent years	Total
CAIXA 07/21/29 ZERO COUPON	EUR	6.386%	−	−	−	−	−	74	74
ABN 15Y BOND	EUR	1.0225 x GBSW10Y	−	50	−	−	−	−	50
CHANGEABLE BOND	EUR	4.184%	582	−	−	−	−	−	582
Telefónica, S.A.			582	50	−	−	−	74	706
T. EUROPE BV SEP_00 GLOBAL D	USD	8.250%	−	−	−	−	−	906	906
TEBV FEB_03 EMTN FIXED TRANCHE B	EUR	5.875%	−	−	−	−	−	500	500
Telefónica Europe, B.V.			−	−	−	−	−	1,406	1,406
EMTN O2 EUR	EUR	4.375%	−	−	1,750	−	−	−	1,750
EMTN O2 GBP	GBP	5.375%	−	−	−	−	900	−	900
EMTN O2 GBP	GBP	5.375%	−	−	−	−	−	600	600
TELEF EMISIONES JUN 06 TRANCHE C	USD	6.421%	−	−	906	−	−	−	906
TELEF EMISIONES JUN 06 TRANCHE D	USD	7.045%	−	−	−	−	−	1,450	1,450
TELEF EMISIONES DECEMBER 06	GBP	5.888%	355	−	−	−	−	−	355
TELEF EMISIONES JANUARY 07 A	EUR	1 x EURIBOR6M + 0.83000%	−	−	−	−	−	55	55
TELEF EMISIONES JANUARY 07 B	EUR	1 x EURIBOR3M + 0.70000%	−	−	−	−	24	−	24
TELEF EMISIONES FEBRUARY 07	EUR	4.674%	1,500	−	−	−	−	−	1,500
TELEF EMISIONES JUNE C 07	CZK	4.623%	95	−	−	−	−	−	95
TELEF EMISIONES JULY C 07	USD	6.221%	−	−	−	508	−	−	508
TELEF EMISIONES FEBRUARY 09	EUR	5.431%	2,000	−	−	−	−	−	2,000
TELEF EMISIONES APRIL 2016	EUR	5.496%	−	−	1,000	−	−	−	1,000
TELEF EMISIONES JUNE 2015	EUR	1 x EURIBOR3M + 1.825%	−	400	−	−	−	−	400
TELEF EMISIONES APRIL 3, 2016	EUR	5.496%	−	−	500	−	−	−	500
TELEF EMISIONES JULY 6, 2015	USD	4.949%	−	906	−	−	−	−	906
TELEF EMISIONES JULY 15, 2019	USD	5.877%	−	−	−	−	−	725	725
TELEF EMISIONES NOVEMBER 11, 2019	EUR	4.693%	−	−	−	−	−	1,750	1,750
EMTN GBP 12/09/2022 650 GBP	GBP	5.289%	−	−	−	−	−	780	780
TELEF EMISIONES DECEMBER 09	EUR	1 x EURIBOR3M + 0.70000%	100	−	−	−	−	−	100
TELE EMISIONES MARCH 10	EUR	3.406%	−	993	−	−	−	−	993
TELEF EMISIONES APRIL 2, 2010	USD	3.729%	−	653	−	−	−	−	653
TELEF EMISIONES APRIL 3, 2010	USD	5.134%	−	−	−	−	−	1,015	1,015
TELEF EMISIONES SEPTEMBER 10	EUR	3.661%	−	−	−	1,000	−	−	1,000
EMTN GBP 10/08/2029 400 GBP	GBP	5.445%	−	−	−	−	−	480	480
TELEF EMISIONES FEBRUARY 2011	EUR	4.750%	−	−	−	1,200	−	−	1,200
TELEF EMISIONES FEBRUARY 2011	USD	3.992%	−	−	906	−	−	−	906
TELEF EMISIONES FEBRUARY 2011	USD	5.462%	−	−	−	−	−	1,088	1,088
TELEF EMISIONES MARCH 2011	EUR	4.750%	−	−	−	100	−	−	100
TELEF EMISIONES NOVEMBER 2011	EUR	4.967%	−	−	802	−	−	−	802
TELEF EMISIONES NOVEMBER 2011	JPY	2.829%	−	−	49	−	−	−	49
TELEF. EMISIONES FEBRUARY 2012	EUR	4.750%	−	−	−	120	−	−	120
TELEF. EMISIONES FEBRUARY 2012	EUR	4.797%	−	−	−	−	1,500	−	1,500
TELEF. EMISIONES FEBRUARY 2012	GBP	5.597%	−	−	−	−	−	840	840
TELEF. EMISIONES MARCH 2012	CZK	3.934%	−	−	−	45	−	−	45
TELEF. EMISIONES JUNE 2013	JPY	4.250%	−	−	−	−	69	−	69
TELEF. EMISIONES SEPTEMBER 2012	EUR	5.811%	−	−	−	1,000	−	−	1,000
TELEF. EMISIONES OCTOBER 2012	EUR	4.710%	−	−	−	−	−	1,200	1,200
TELEF. EMISIONES DECEMBER 2012	CHF	2.718%	−	−	−	−	204	−	204
TELEF. EMISIONES DECEMBER 2012	CHF	3.450%	−	−	−	−	−	121	121
TELEF EMISIONES JANUARY 2013	EUR	3.987%	−	−	−	−	−	1,500	1,500
TELEF. EMISIONES MARCH 2013	EUR	3.961%	−	−	−	−	−	1,000	1,000
TELEF EMISIONES APRIL 2013	USD	3.192%	−	−	−	−	906	−	906
TELEF EMISIONES APRIL 2013	USD	4.570%	−	−	−	−	−	544	544
TELEF EMISIONES MAY 2013	EUR	2.736%	−	−	−	−	−	750	750
TELEF EMISIONES OCTOBER 2013	CHF	2.595%	−	−	−	−	−	183	183
Telefónica Emisiones, S.A.U.			4,050	2,952	5,913	3,973	3,603	14,081	34,572
Total Telefónica, S.A. and its instrumental companies			4,632	3,002	5,913	3,973	3,603	15,561	36,684

Foreign operators
			Maturity
Debentures and bonds	Currency	% Interest rate	2014	2015	2016	2017	2018	Subsequent years	Total
Series F	UF	6.000%	3	2	1	−	−	−	6
Series L	UF	3.500%	161	−	−	−	−	−	161
Series N	CLP	6.050%	28	−	−	−	−	−	28
USD Bond	USD	3.875%	−	−	−	−	−	363	363
Telefónica Chile, S.A.			192	2	1	−	−	363	558
Bond A	CLP	5.600%	44	−	−	−	−	−	44
Bond C	CLP	6.300%	−	−	92	−	−	−	92
Bond D	UF	3.600%	−	−	64	−	−	−	64
Bond F	UF	3.600%	−	−	−	−	−	97	97
USD Bond	USD	2.875%	−	218	−	−	−	−	218
Telefónica Móviles Chile, S.A.			44	218	156	−	−	97	515
T. Finanzas Mex emision 0710 FIJ	MXN	8.070%	−	−	−	−	−	111	111
T. Finanzas Mex emision 0710 VAR	MXN	TIIE28 + 55 bps	222	−	−	−	−	−	222
Telefónica Finanzas México, S.A.			222	−	−	−	−	111	333
T. Peru 5th Program (31th Series A)	N. SOL	7.500%	−	−	5	−	−	−	5
T. Peru 4th Program (45th Series A)	USD	6.688%	−	−	16	−	−	−	16
Senior Notes T. Perú	N. SOL	8.000%	65	65	33	−	−	−	163
T. Peru 5th Program (33rd Series A)	N. SOL	6.813%	−	−	−	16	−	−	16
T. Peru 5th Program (29th Series A)	N. SOL	6.188%	−	−	15	−	−	−	15
PROG1EM1D	N. SOL	8.075%	−	−	−	31	−	−	31
T. Peru 4th Program (19th Series A)	N. SOL	VAC + 3.6250%	−	−	−	−	−	18	18
T. Peru 4th Program (36th Series A)	N. SOL	VAC + 3.6875%	−	−	−	47	−	−	47
T. Peru 4th Program (12th Series A)	N. SOL	VAC + 3.6875%	−	−	−	−	−	19	19
T. Peru 4th Program (36th Series B)	N. SOL	VAC + 3.3750%	−	−	−	−	16	−	16
T. Peru 4th Program (19th Series B)	N. SOL	VAC + 2.8750%	−	−	−	−	−	15	15
T. Peru 4th Program (37th Series A)	N. SOL	VAC + 3.1250%	−	−	−	−	−	15	15
T. Peru 4th Program (19th Series C)	N. SOL	VAC + 3.1875%	−	−	−	−	−	6	6
T. Peru 5th Program (22nd Series Aa)	N. SOL	VAC + 3.5000%	−	−	−	7	−	−	7
T. Peru 5th Program (22nd Series Ab)	N. SOL	VAC + 3.5000%	−	−	−	−	−	4	4
T. Peru 5th Program (22nd Series Ac)	N. SOL	VAC + 3.5000%	−	−	−	−	−	7	7
Telefónica del Perú, S.A.			65	65	69	101	16	84	400
T. Peru 1st Program (18th Series A)	N. SOL	6.313%	10	−	−	−	−	−	10
T. Peru 1st Program (18th Series B)	N. SOL	6.375%	16	−	−	−	−	−	16
T. Peru 2nd Program (11th Series A)	N. SOL	7.750%	−	−	−	18	−	−	18
T. Peru 2nd Program (9th Series A)	N. SOL	6.813%	−	−	16	−	−	−	16
T. Peru 2nd Program (9th Series B)	N. SOL	6.375%	−	−	13	−	−	−	13
T. Peru 2nd Program (11th Series B)	N. SOL	7.375%	−	−	−	−	16	−	16
T. Peru 2nd Program (27th Series A)	N. SOL	5.531%	−	−	−	−	13	−	13
Telefónica Móviles Perú, S.A.			26	−	29	18	29	−	102
Nonconvertible bonds	BRL	1.06 x CDI	29	−	−	−	−	−	29
Nonconvertible bonds	BRL	1.068 x CDI	−	198	−	−	−	−	198
Nonconvertible bonds	BRL	1.0 XCDI + 0.75%	−	−	−	619	−	−	619
Nonconvertible bonds	BRL	1.0 XCDI + 0.68%	−	−	−	−	402	−	402
Nonconvertible bonds	BRL	IPCA + 7%	28	−	−	−	−	−	28
Convertible bonds (Telemig) I	BRL	IPCA + 0.5%	−	−	−	−	2	2	4
Convertible bonds (Telemig) II	BRL	IPCA + 0.5%	−	−	−	−	2	5	7
Convertible bonds (Telemig) III	BRL	IPCA + 0.5%	−	−	−	−	3	10	13
T. Brasil			57	198	−	619	409	17	1,300
BOND R144-A	USD	5.375%	−	−	−	−	−	544	544
Colombia Telecomunicaciones, S.A, ESP			−	−	−	−	−	544	544
Bond	EUR	1.875%	−	−	−	−	600	−	600
O2 Telefónica Deutschland Finanzierungs, GmbH			−	−	−	−	600	−	600
Total issues other operators			606	483	255	738	1,054	1,216	4,352
Total outstanding debentures and bonds			5,238	3,485	6,168	4,711	4,657	16,777	41,036

The main debentures and bonds issued by the Group in 2013 are as follows:

			Nominal (millions)
Item	Date	Maturity Date	Currency	Euros (1)	Currency of issuance	Coupon
Telefónica Emisiones, S.A.U.
EMTN Bonds	01/22/13	01/23/23	1,500	1,500	EUR	3.9870%
	03/27/13	03/26/21 (2)	1,000	1,000	EUR	3.9610%
	05/29/13	05/29/19	750	750	EUR	2.7360%
	10/23/13	10/23/20	225	183	CHF	2.5950%
SHELF Bonds	04/29/13	04/27/18	1,250	906	USD	3.1920%
	04/29/13	04/27/23	750	544	USD	4.5700%
Telefónica Brasil, S.A.
Debentures	04/30/13	04/25/18	1,300	402	BRL	CDI + 0.68%
Debentures (repactuaçao)	10/15/13	10/15/15	640	198	BRL	106.8% CDI
Telefónica Móviles Chile, S.A.
Bonds	10/16/13	10/04/23	3	97	UFC	UF + 3.75%
O2 Telefónica Deutschland Finanzierungs, GmbH
Bonds	11/22/13	11/22/18	600	600	EUR	1.8750%
(1) Exchange rate as at December 31, 2013.
(2) Issue linked to an exchange of two Telefónica Emisiones’ euro bonds with maturity in 2015 and 2016 amounting to 605 million euros.

Appendix IV: Financial instruments

The detail of the type of financial instruments arranged by the Group (notional amount) by currency and interest rates at December 31, 2013, is as follows:

								Fair value
Millions of Euros	2014	2015	2016	2017	2018	Subsequent years	Total	Underlying debt	Associated derivatives	TOTAL
EURO	(1,588)	3,829	8,893	4,968	4,630	13,212	33,944	24,136	10,645	34,781
Floating rate	(2,226)	499	3,861	917	1,551	1,770	6,372	3,579	2,960	6,539
Spread - Ref Euribor	1.81%	10.57%	0.74%	0.74%	0.96%	0.93%	1.2%	−	−	−
Fixed rate	638	3,330	5,032	3,601	3,079	10,642	26,322	19,307	7,685	26,992
Interest rate	6.09%	2.58%	5.09%	4.93%	4.40%	4.06%	4%	−	−	−
Rate cap	−	−	−	450	−	800	1,250	1,250	−	1,250
OTHER EUROPEAN CURRENCIES
Instruments in CZK	1,248	150	356	46	−	−	1,800	131	1,694	1,825
Floating rate	20	150	−	−	−	−	170	20	151	171
Spread	−	−	−	−	−	−	−	−	−	−
Fixed rate	1,228	−	356	46	−	−	1,630	111	1,543	1,654
Interest rate	0.97%	−	1.99%	3.93%	−	−	−	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in GBP	(365)	18	486	220	900	1,977	3,236	3,906	(586)	3,320
Floating rate	415	(66)	33	186	630	1,144	2,342	−	2,359	2,359
Spread	−	−	13.71%	−	−	−	0.19%	−	−	−
Fixed rate	(780)	84	453	34	270	713	774	3,786	(2,945)	841
Interest rate	2.45%	0.43%	4.95%	(2.28)%	14.37%	12.53%	17.72%	−	−	−
Rate cap	−	−	−	−	−	120	120	120	−	120
Instruments in CHF	−	−	−	−	−	−	−	575	(575)	−
Floating rate	−	−	−	−	−	−	−	−	(6)	(6)
Spread	−	−	−	−	−	−	−	−	−	−
Fixed rate	−	−	−	−	−	−	−	575	(569)	6
Interest rate	−	−	−	−	−	−	−	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
AMERICA
Instruments in USD	(163)	(12)	(1,379)	(304)	(198)	3,509	1,453	16,096	(14,776)	1,320
Floating rate	(562)	(210)	(1,174)	(411)	(32)	3,230	841	3,040	(2,387)	653
Spread	0.24%	0.77%	(0.23)%	(0.84)%	(6.37)%	0.74%	3.45%	−	−	−
Fixed rate	399	190	(213)	99	(172)	279	582	13,026	(12,389)	637
Interest rate	4.95%	12.79%	(14.50)%	11.33%	294.14%	45.76%	29.16%	−	−	−
Rate cap	−	8	8	8	6	−	30	30	−	30
Instruments in UYU	(236)	1	1	−	−	−	(234)	1	(224)	(223)
Floating rate	−	−	−	−	−	−	−	−	−	−
Spread	−	−	−	−	−	−	−	−	−	−
Fixed rate	(236)	1	1	−	−	−	(234)	1	(224)	(223)
Interest rate	−	−	−	−	−	−	−	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−

Instruments in ARS	156	4	3	3	−	2	168	10	145	155
Floating rate	−	−	−	−	−	−	−	−	−	−
Spread	−	−	−	−	−	−	−	−	−	−
Fixed rate	156	4	3	3	−	2	168	10	145	155
Interest rate	46.35%	9.09%	9.90%	9.90%	−	−	44%	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in BRL	(1,427)	469	277	804	535	216	874	(67)	910	843
Floating rate	(1,845)	313	69	688	469	60	(246)	(750)	459	(291)
Spread	−	−	−	−	−	−	−	−	−	−
Fixed rate	418	156	208	116	66	156	1,120	683	451	1,134
Interest rate	−	−	−	−	−	−	−	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in CLP	(232)	262	266	66	(1)	428	789	(244)	1,034	790
Floating rate	142	220	175	66	(89)	428	942	43.00	919	962
Spread	0.61%	1.09%	2.20%	−	−	(0.29)%	0.62%	−	−	−
Fixed rate	(374)	42	91	−	88	−	(153)	(287.00)	115	(172)
Interest rate	3.62%	5.24%	4.82%	−	5.05%	0.00%	1.64%	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in UFC	(3)	2	1	−	−	−	−	338	(346)	(8)
Floating rate	−	−	−	−	−	−	−	−	−	−
Spread	−	−	−	−	−	−	−	−	−	−
Fixed rate	(3)	2	1	−	−	−	−	338	(346)	(8)
Interest rate	2.14%	6.00%	6.00%	−	−	−	70%	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in PEN	252	105	117	79	22	25	600	246	319	565
Floating rate	−	−	−	−	−	−	−	−	−	−
Spread	−	−	−	−	−	−	−	−	−	−
Fixed rate	252	105	117	79	22	25	600	246	319	565
Interest rate	7.36%	7.23%	7.31%	7.44%	7.17%	6.67%	−	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in VAC	−	−	−	54	16	84	154	154	−	154
Floating rate	−	−	−	54	16	84	154	154	−	154
Spread	−	−	−	3.66%	3.38%	3.37%	3.47%	−	−	−
Fixed rate	−	−	−	−	−	−	−	−	−	−
Interest rate	−	−	−	−	−	−	−	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in COP	574	44	136	444	172	1,501	2,871	1,843	1,095	2,938
Floating rate	12	33	125	155	166	1,498	1,989	1,955	39	1,994
Spread	3.98%	4.17%	4.17%	4.51%	4.70%	−	−	−	−	−
Fixed rate	562	11	11	289	6	3	882	(112)	1,056	944
Interest rate	3.79%	5.22%	5.22%	4.63%	5.30%	5.30%	−	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in VEB	(2,703)	(20)	(5)	−	−	−	(2,728)	(2,726)	−	(2,726)
Floating rate	−	−	−	−	−	−	−	−	−	−
Spread	−	−	−	−	−	−	−	−	−	−
Fixed rate	(2,703)	(20)	(5)	−	−	−	(2,728)	(2,726)	−	(2,726)
Interest rate	2.29%	12.58%	18.00%	−	−	−	−	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−

Instruments in UDI	17	20	14	8	11	(69)	1	917	(753)	164
Floating rate	17	20	14	8	11	(69)	1	917	(753)	164
Spread	22.28%	19.46%	25.64%	39.22%	31.84%	(39.07)%	3165%	−	−	−
Fixed rate	−	−	−	−	−	−	−	−	−	−
Interest rate	−	−	−	−	−	−	−	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in MXN	189	55	55	55	55	679	1,088	74	1,422	1,496
Floating rate	5	−	−	−	−	−	5	(147)	150	3
Spread	2.42%	−	−	−	−	−	2.37%	−	−	−
Fixed rate	184	55	55	55	55	679	1,083	221	1,272	1,493
Interest rate	14.85%	3.70%	3.70%	3.70%	3.70%	4.19%	5.91%	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in GTQ	(4)	−	−	−	−	−	(4)	(4)	−	(4)
Floating rate	(4)	−	−	−	−	−	(4)	(4)	−	(4)
Spread	0.01%	−	−	−	−	−	0.01%	−	−	−
Fixed rate	−	−	−	−	−	−	−	−	−	−
Interest rate	−	−	−	−	−	−	−	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in NIO	(9)	−	−	−	−	−	(9)	(9)	−	(9)
Floating rate	(9)	−	−	−	−	−	(9)	(9)	−	(9)
Spread	0.01%	−	−	−	−	−	0.01%	−	−	−
Fixed rate	−	−	−	−	−	−	−	−	−	−
Interest rate	−	−	−	−	−	−	−	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
ASIA
Instruments in JPY	(3)	−	−	−	−	−	(3)	136	(137)	(1)
Floating rate	−	−	−	−	−	−	−	−	(2)	(2)
Spread	−	−	−	−	−	−	−	−	−	−
Fixed rate	(3)	−	−	−	−	−	(3)	136	(135)	1
Interest rate	−	−	−	−	−	−	−	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
TOTAL	−	−	−	−	−	−	44,000	45,513	(133)	45,380
Floating rate							12,557	8,798	3,889	12,687
Fixed rate							30,043	35,315	(4,022)	31,293
Rate cap							1,400	1,400	−	1,400
Currency options							−	−	165	165

The table below is an extract of the previous table that shows the sensitivity to interest rates originated by our position on interest rate swaps categorized into instruments entered into for trading purposes and instruments entered into for purposes other than trading at December 31, 2013:

Interest rate swaps
Millions of euros	Maturity
Trading purposes	2014	2015	2016	2017	2018	Subsequent years	Total	Fair value
EUR								(304)
Fixed to fixed	−	−	−	−	−	−	−	2
Receiving leg	(35)	(20)	−	−	(40)	−	(95)	(186)
Average interest rate	−	−	−	−	−	−	−	−
Paying leg	35	20	−	−	40	−	95	188
Average spread	1.12%	1.63%	−	−	0.84%	−	1.11%	−
Fixed to floating	−	−	−	(33)	−	−	(33)	(660)
Receiving leg	(2,526)	(2,510)	(4,805)	(4,677)	(2,634)	(7,636)	(24,788)	(10,429)
Average interest rate	1.41%	1.10%	0.29%	1.46%	1.56%	2.64%	1.57%	−
Paying leg	2,526	2,510	4,805	4,644	2,634	7,636	24,755	9,769
Average spread	0.99%	0.37%	1.93%	0.24%	0.54%	−	0.62%	−
Floating to fixed	−	−	−	−	−	−	−	355
Receiving leg	(6,595)	(82)	(4,721)	(2,756)	(915)	(5,798)	(20,867)	(13,413)
Average interest rate	0.44%	−	1.68%	−	−	−	0.52%	−
Paying leg	6,595	82	4,721	2,756	915	5,798	20,867	13,768
Average spread	0.47%	0.60%	1.16%	1.75%	2.18%	2.23%	1.36%	−
Floating to floating	−	−	−	−	−	−	−	(1)
Receiving leg	−	(50)	−	−	−	−	(50)	(51)
Average spread	−	−	−	−	−	−	−	−
Paying leg	−	50	−	−	−	−	50	50
Average interest rate	−	0.28%	−	−	−	−	0.28%	−
USD								54
Fixed to fixed	−	−	−	−	−	−	−	(12)
Receiving leg	(36)	(129)	(151)	(504)	(172)	(218)	(1,210)	(1,222)
Average interest rate	1.04%	0.87%	1.82%	1.89%	2.09%	1.77%	1.76%	−
Paying leg	36	129	151	504	172	218	1,210	1,210
Average spread	−	−	−	−	−	−	−	−
Floating to fixed	−	−	−	−	−	−	−	66
Receiving leg	(94)	(113)	(18)	(751)	(305)	(218)	(1,499)	(1,499)
Average interest rate	−	−	−	−	−	−	−	−
Paying leg	94	113	18	751	305	218	1,499	1,565
Average spread	0.92%	2.25%	1.07%	3.06%	3.16%	1.93%	2.70%	−
GBP								−
Fixed to floating	−	−	−	−	−	−	−	5
Receiving leg	(300)	(48)	(372)	(198)	(420)	(270)	(1,608)	(1,127)
Average interest rate	0.31%	1.46%	1.38%	1.52%	1.79%	2.38%	1.47%	−
Paying leg	300	48	372	198	420	270	1,608	1,132
Average spread	1.27%	−	−	−	−	−	0.24%	−
Floating to fixed	−	−	−	−	−	−	−	(5)
Receiving leg	(605)	(114)	(340)	(132)	(90)	(263)	(1,544)	(1,547)
Average spread	−	−	−	−	−	−	−	−
Paying leg	605	114	340	132	90	263	1,544	1,542
Average interest rate	0.86%	0.93%	1.01%	1.08%	2.07%	2.50%	1.27%	−
CZK								1
Floating to fixed	−	−	−	−	−	−	−	1
Receiving leg	−	−	−	(46)	−	−	(46)	(46)
Average spread	−	−	−	−	−	−	−	−
Paying leg	−	−	−	46	−	−	46	47
Average interest rate	−	−	−	1.25%	−	−	1.25%	−

Interest rate swaps
Millions of euros	Maturity
Non trading purposes	2014	2015	2016	2017	2018	Subsequent years	Total	Fair value
EUR								1,107
Fixed to floating	−	−	−	−	−	−	−	(647)
Receiving leg	(2,815)	(1,005)	(3,093)	(2,426)	(2,606)	(5,695)	(17,640)	(18,245)
Average interest rate	3.26%	2.32%	2.80%	1.94%	1.36%	1.91%	2.23%	−
Paying leg	2,815	1,005	3,093	2,426	2,606	5,695	17,640	17,598
Average spread	0.01%	0.03%	0.01%	0.01%	0.01%	0.00%	0.01%	−
Floating to fixed	−	−	−	−	−	−	−	1,754
Receiving leg	(4,022)	(6,368)	(3,120)	(2,882)	(3,820)	(10,560)	(30,772)	(22,717)
Average interest rate	1.24%	0.32%	−	−	0.11%	−	0.24%	−
Paying leg	4,022	6,368	3,120	2,882	3,820	10,560	30,772	24,471
Average spread	0.44%	2.69%	3.16%	2.35%	2.39%	2.94%	2.46%	−
USD								(883)
Fixed to floating	−	−	−	−	−	−	−	(888)
Receiving leg	(575)	(2,304)	(5,007)	(730)	(1,129)	(6,395)	(16,140)	(12,306)
Average interest rate	0.47%	2.51%	3.16%	4.62%	1.13%	3.53%	3.04%	−
Paying leg	575	2,304	5,007	730	1,129	6,395	16,140	11,418
Average spread	1.53%	0.42%	1.64%	−	−	−	0.63%	−
Floating to fixed	−	−	−	−	−	−	−	5
Receiving leg	(27)	(27)	(26)	−	−	−	(80)	(80)
Average interest rate	−	−	−	−	−	−	−	−
Paying leg	27	27	26	−	−	−	80	85
Average spread	4.34%	4.34%	4.34%	−	−	−	4.34%	−
MXN								(9)
Fixed to floating	−	−	−	−	−	−	−	(19)
Receiving leg	−	−	−	−	−	(111)	(111)	(134)
Average interest rate	−	−	−	−	−	8.07%	8.07%	−
Paying leg	−	−	−	−	−	111	111	115
Average spread	−	−	−	−	−	0.61%	0.61%	−
Floating to fixed	−	−	−	−	−	−	−	10
Receiving leg	(222)	−	−	−	−	(110)	(332)	(338)
Average interest rate	0.55%	−	−	−	−	0.61%	0.57%	−
Paying leg	222	−	−	−	−	110	332	348
Average spread	5.55%	−	−	−	−	6.62%	5.90%	−
GBP								(39)
Fixed to floating	−	−	−	−	−	−	−	(74)
Receiving leg	(600)	−	−	−	(900)	(2,098)	(3,598)	(3,676)
Average interest rate	5.25%	−	−	−	1.42%	2.99%	2.97%	−
Paying leg	600	−	−	−	900	2,098	3,598	3,602
Average spread	−	−	−	−	−	−	−	−
Floating to fixed	−	−	−	−	−	−	−	35
Receiving leg	(600)	−	(485)	−	(600)	−	(1,685)	(495)
Average spread	1.48%	−	−	−	−	−	0.53%	−
Paying leg	600	−	485	−	600	−	1,685	530
Average interest rate	−	−	4.96%	−	1.48%	−	−	−

Interest rate swaps
Millions of euros	Maturity
Non trading purposes	2014	2015	2016	2017	2018	Subsequent years	Total	Fair value
JPY								(3)
Fixed to floating	−	−	−	−	−	−	−	(3)
Receiving leg	−	−	(48)	−	(70)	−	(118)	(121)
Average interest rate	−	−	2.82%	−	0.32%	−	1.34%	−
Paying leg	−	−	48	−	70	−	118	118
Average spread	−	−	−	−	−	−	−	−
CLP								2
Fixed to floating	−	−	−	−	−	−	−	1
Receiving leg	(64)	−	(159)	−	−	−	(223)	(234)
Average interest rate	5.22%	−	6.51%	−	−	−	6.14%	−
Paying leg	64	−	159	−	−	−	223	235
Average spread	0.67%	−	1.66%	−	−	−	1.38%	−
Floating to fixed	−	−	−	−	−	−	−	1
Receiving leg	(42)	(42)	(91)	−	(88)	−	(263)	(182)
Average interest rate	5.24%	−	−	−	−	−	0.84%	−
Paying leg	42	42	91	−	88	−	263	183
Average spread	−	5.24%	4.82%	−	−	−	2.51%	−
CHF								14
Fixed to floating	−	−	−	−	−	−	−	14
Receiving leg	−	−	−	−	(203)	(306)	(509)	(495)
Average interest rate	−	−	−	−	0.28%	0.87%	0.63%	−
Paying leg	−	−	−	−	203	306	509	509
Average spread	−	−	−	−	−	−	−	−
CZK								(1)
Fixed to floating	−	−	−	−	−	−	−	(1)
Receiving leg	−	−	−	(46)	−	−	(46)	(47)
Average interest rate	−	−	−	1.60%	−	−	1.60%	−
Paying leg	−	−	−	46	−	−	46	46
Average spread	−	−	−	−	−	−	−	−
BRL								22
Fixed to floating	−	−	−	−	−	−	−	22
Receiving leg	(18)	(43)	(43)	(43)	(43)	(26)	(216)	(216)
Average interest rate	9.64%	9.64%	9.64%	9.64%	9.64%	9.64%	9.64%	−
Paying leg	18	43	43	43	43	26	216	238
Average spread	−	−	−	−	−	−	−	−
COP								2
Fixed to floating	−	−	−	−	−	−	−	2
Receiving leg	−	−	(2)	(9)	(9)	(15)	(35)	(37)
Average interest rate	−	−	7.21%	7.90%	7.90%	7.99%	7.90%	−
Paying leg	−	−	2	9	9	15	35	39
Average spread	−	−	3.33%	3.53%	3.53%	3.56%	3.53%	−

Foreign exchange and interest rate options, by maturity, are as follows:

Currency options	Maturities
Millions of euros	2014	2015	2016	2017	2018	Subsequent years
Currency Puts (EURUSD, EURGBP)
Notional amount of options bought	−	87	−	1,423	136	−
Strike	−	1.54	−	1.36	1.57	−
Notional amount of options sold	−	−	−	1,545	−	−
Strike	−	−	−	1.27	−	−

Interest rate options	Maturities
Millions of euros	2014	2015	2016	2017	2018	Subsequent years
Collars
Notional amount of options bought	−	−	480	−	800	899
Strike Cap	−	−	4.30	−	4.35	4.92
Strike Floor	−	−	3.00	−	3.05	4.15
Caps
Notional amount of options bought	−	−	−	−	−	−
Strike	−	−	−	−	−	−
Notional amount of options sold	−	−	30	−	−	899
Strike	−	−	5.75	−	−	5.53
Floors
Notional amount of options bought	−	−	−	−	−	899
Strike	−	−	−	−	−	1.17
Notional amount of options sold	−	−	−	−	−	−
Strike	−	−	−	−	−	−

Cash flows receivable or payable on derivative financial instruments to be settled via the swap of nominals, categorized by currency of collection/payment, along with contractual maturities are as follows:

Millions of euros		2014	2015	2016	2017	2018	Subsequent years	Total
Currency swaps
Receive	ARS	−	−	−	−	−	−	−
Pay	ARS	−	−	−	−	−	−	−
Receive	BRL	72	−	−	−	−	−	72
Pay	BRL	(370)	(168)	(147)	(72)	(25)	(15)	(797)
Receive	CLP	−	261	107	66	−	428	862
Pay	CLP	(197)	(523)	(215)	(132)	−	(1,183)	(2,250)
Receive	COP	−	−	−	−	−	−	−
Pay	COP	(35)	(11)	(11)	(288)	(6)	(510)	(861)
Receive	CZK	−	−	−	−	−	−	−
Pay	CZK	(214)	(150)	(356)	−	−	−	(720)
Receive	EUR	921	547	1,238	60	−	95	2,861
Pay	EUR	(99)	(3,279)	(4,713)	(1,309)	(2,800)	(10,808)	(23,008)
Receive	GBP	−	−	−	−	−	1,679	1,679
Pay	GBP	−	−	(485)	−	−	−	(485)
Receive	JPY	2	−	48	−	138	−	188
Pay	JPY	−	−	−	−	−	−	−
Receive	MAD	−	−	−	−	−	−	−
Pay	MAD	−	−	−	−	−	−	−
Receive	MXN	−	−	−	−	−	−	−
Pay	MXN	(54)	(54)	(54)	(54)	(54)	(569)	(839)
Receive	PEN	−	−	−	−	−	−	−
Pay	PEN	(14)	(14)	(32)	(14)	(6)	(1)	(81)
Receive	UFC	161	−	129	−	−	193	483
Pay	UFC	−	−	(64)	−	−	(97)	(161)
Receive	USD	433	4,099	4,588	1,769	2,116	9,919	22,924
Pay	USD	(567)	(645)	(134)	(71)	−	(455)	(1,872)
Receive	UDI	59	61	61	60	60	631	932
Pay	UDI	−	−	−	−	−	−	−
Receive	CHF	−	−	−	−	−	612	612
Pay	CHF	−	−	−	−	407	−	407
TOTAL		98	124	(40)	15	(170)	(81)	(54)

Millions of euros		2014	2015	2016	2017	2018	Subsequent years	Total
Forwards
Receive	ARS	−	−	−	−	−	−	−
Pay	ARS	(268)	−	−	−	−	−	(268)
Receive	BRL	6	−	−	−	−	−	6
Pay	BRL	(162)	−	−	−	−	−	(162)
Receive	CLP	171	−	−	−	−	−	171
Pay	CLP	(87)	−	−	−	−	−	(87)
Receive	COP	15	−	−	−	−	−	15
Pay	COP	(587)	−	−	−	−	−	(587)
Receive	CZK	−	−	−	−	−	−	−
Pay	CZK	(988)	−	−	−	−	−	(988)
Receive	EUR	7,470	−	−	−	−	−	7,470
Pay	EUR	(5,272)	−	−	−	−	−	(5,272)
Receive	GBP	3,729	−	−	−	−	−	3,729
Pay	GBP	(3,534)	−	−	−	−	−	(3,534)
Receive	MXN	5	−	−	−	−	−	5
Pay	MXN	(732)	−	−	−	−	−	(732)
Receive	PEN	3	−	−	−	−	−	3
Pay	PEN	(297)	−	−	−	−	−	(297)
Receive	UFC	6	−	−	−	−	−	6
Pay	UFC	−	−	−	−	−	−	−
Receive	USD	2,926	−	−	−	−	−	2,926
Pay	USD	(2,607)	−	−	−	−	−	(2,607)
Receive	UYU	227						227
Pay	UYU	−	−	−	−	−	−	−
TOTAL		24	−	−	−	−	−	24

Appendix V: Interest-bearing debt

The main financing transactions at December 31, 2013 and 2012 and their nominal amounts are as follows:

			Outstanding principal balance
			(millions of euros)
Descriptive name summary	Contractual limit amount (millions)	Currency	12/31/13	12/31/12	Arrangement date	Maturity date
Telefónica, S.A
Syndicated loan**	700	EUR	700	700	04/21/2006	04/21/2017
Syndicated loan Tranche A1	-	EUR	-	1,000	07/28/2010	07/28/2013
Syndicated loan Tranche A2*	2,000	EUR	2,000	2,000	07/28/2010	07/28/2014
Syndicated loan Tranche A3	2,000	EUR	2,000	2,000	07/28/2010	07/28/2016
Syndicated loan Tranche B	3,000	EUR	-	3,000	07/28/2010	07/28/2015
Syndicated loan Tranche D2	923	EUR	923	923	03/02/2012	12/14/2015
Vendor Financing **	1,001	USD	336	-	02/22/2013	01/31/2023
Syndicated loan Tranche A2A (FSF)*	700	EUR	-	-	02/22/2013	02/22/2017
Syndicated loan Tranche A2B (FSF)*	700	EUR	-	-	02/22/2013	02/22/2018
ECAs structured facility**	734	USD	-	-	08/01/2013	08/01/2023
Telefónica Finanzas, S.A.
EIB - Mobile financing	375	EUR	375	375	12/03/2007	01/30/2015
Telefónica Europe, B.V.
Syndicated loan Tranche D1	801	EUR	801	801	03/02/2012	12/14/2015
Vendor Financing**	375	USD	272	284	01/05/2012	01/31/2022
Vendor Financing**	1,200	USD	612	−	08/28/2012	10/31/2023
Brazil
EIB Financing**	365	USD	265	277	10/31/2007	03/02/2015
BNDES C3 bilateral loan**	2,152	BRL	638	668	10/14/2011	07/15/2019
* 1,400 million euros under Tranche A2 were refinanced with forward start facilities dated 02/22/2013 (available from 07/28/2014).
** Facilities with amortization schedule.

Appendix VI: Main companies comprising the Telefónica Group

The table below lists the main companies comprising the Telefónica Group at December 31, 2013 and the main investments consolidated using the equity method.

Included for each company are the company name, corporate purpose, country, functional currency, share capital (in million of functional currency units), the Telefónica Group’s effective shareholding and the company or companies through which the Group holds a stake.

Parent Company:

Telefónica S.A.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding company
Telefónica Europe
Telefónica de España, S.A.U.
Telecommunications service provider	Spain	EUR	1,024	100%	Telefónica, S.A.
Telefónica Móviles España, S.A.U.
Wireless communications services provider	Spain	EUR	423	100%	Telefónica, S.A.
Acens Technologies, S.L.
Holding, housing and telecommunications solutions service provider	Spain	EUR	23	100%	Telefónica de España, S.A.U.
Teleinformática y Comunicaciones, S.A.U. (TELYCO)
Promotion, marketing and distribution of telephone and telematic equipment and services	Spain	EUR	8	100%	Telefónica de España, S.A.U.
Telefónica Serv. de Informática y Com. de España, S.A.U.
Telecommunications systems, networks and infrastructure engineering	Spain	EUR	2	100%	Telefónica de España, S.A.U.
Iberbanda, S.A. Broadband telecommunications operator	Spain	EUR	2	100%	Telefónica de España, S.A.U.
Telefónica Telecomunicaciones Públicas, S.A.U. Installation of public telephones	Spain	EUR	1	100%	Telefónica de España, S.A.U.
Telefónica Soluciones de Outsourcing, S.A.					Telefónica Soluc. de Informática
Promotion and networks management	Spain	EUR	1	100%	y Com. de España, S.A.U
Telefónica Servicios Integrales de Distribución,S.A.U.					Telefónica de España
Distribution service provider	Spain	EUR	2	100%	S.A.U.
Tuenti Technologies S.L.					Telefónica Móviles España
Private Social Platform	Spain	EUR	-	100%	S.A.U.
Telefónica Europe plc
Holding company	UK	GBP	9	100%	Telefónica, S.A.
MmO2 plc
Holding company	UK	GBP	20	99.99%	Telefónica Europe plc
O2 Holding Ltd
Holding Company	UK	GBP	12	100%	MmO2 plc
Telefónica UK Ltd					O2 Networks Ltd. (80.00%)
Wireless communications	UK	GBP	17	100%	O2 Cedar Ltd. (20.00%)
O2 (Europe) Ltd.
Holding company	UK	EUR	1,239	100%	Telefónica, S.A.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding company
Telefónica Deutschland Holding A.G.					Telefónica Germany
Holding company	Germany	EUR	1,117	76.83%	Holding Limited
Telefónica Germany GmbH & Co. OHG Wireless communications services operator	Germany	EUR	51	76.83%	Telefónica Deutschland Holding A.G (76.82%) Telefónica Germany Management GmbH A.G(0.01%)
O2 Telefónica Deutschland Finanzierung ,
Gmbh
Financing of Telefónica Deutschaland and hisrelated companies	Germany	EUR	-	100%	Telefónica Germany GmbH & Co. OHG
Cornerstone Telecommunications Infrastructure Ltd					O2 Network Ltd 40%
Network sharing	UK	GBP	-	50%	O2 Cedar Ltd 10%
Telefónica Latinoamérica
Telefónica Internacional, S.A.U.
Investment in the telecommunications industry abroad	Spain	EUR	2,839	100%	Telefónica, S.A.
Telefónica International Holding, B.V. Holding company	Netherlands	EUR	-	100%	Telefónica Internacional, S.A.U.
Telefónica Latinoamérica Holding, S.L.					Telefónica, S.A. (94.59%) Telefónica Internacional,
Holding company	Spain	EUR	185	100%	S.A.U. (5,41%)
					Telefónica, S.A. (50.00%)
Telefónica América, S.A. Holding company	Spain	EUR	-	100%	Telefónica Internacional, S.A.U. (50,00%)
Latin American Cellular Holdings, B.V. Holding company	Spain	EUR	-	100%	Telefónica Latinoamérica Holding, S.L
Telefónica Datacorp, S.A.U. Holding company	Spain	EUR	700	100%	Telefónica, S.A.
					Telefónica Internacional, S.A.U. (29.43%)
					Telefónica, S.A. (24.74%)
Telefónica Brasil, S.A. Wireline telephony operator in Sao Paulo	Brazil	BRL	37,798	73.96%	Sao Paulo Telecomunicaçoes Participaçoes, Ltda. (19.73%) Telefónica Chile, S.A. (0.06%)
					Telefónica Holding de Argentina, S.A. (47.22%)
Compañía Internacional de Telecomunicaciones, S.A. Holding company	Argentina	ARS	562	100%	Telefónica Móviles Argentina Holding, S.A. (42.77%) Telefónica International Holding, B.V. (10,01%)
					Compañía Internacional de Telecomunicaciones, S.A. (51.49%)
					Telefónica Móviles Argentina, S.A. (29.56%)
					Telefónica Internacional, S.A. (16.20%)
					Telefónica, S.A. (1.80%)
Telefónica de Argentina, S.A. Telecommunications service provider	Argentina	ARS	624	100%	Telefónica International Holding, B.V. (0.95%)

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding company
					Telefónica, S.A. (75%)
Telefónica Móviles Argentina Holding, S.A. Holding company	Argentina	ARS	1,198	100%	Telefónica Internacional, S.A.U. (25%)
Telefónica Venezolana, C.A. Wireless communications operator	Venezuela	VEF	2.752	100%	Latin America Cellular Holdings, B.V. (97.04%) Comtel Comunicaciones Telefónicas, S.A. (2.87%) Telefónica, S.A. (0.09%)
Telefónica Móviles Chile, S.A. Wireless communications services operator	Chile	CLP	589,403	99.99%	TEM Inversiones Chile Ltda.
Telefónica Chile, S.A.					Inversiones Telefónica Internacional Holding Ltda. (53.00%)
Local and international long distance telephony services provider	Chile	CLP	578,078	97.89%	Telefónica Internacional de Chile, S.A. (44.89%)
Telefónica del Perú, S.A.A.					Telefónica Latinoamérica Holding, S.L. (50.18%)
Local, domestic and international long distance telephone service provider	Peru	PEN	2,962	98.49%	Latin American Cellular Holdings, B.V. (48.31%)
Telefónica Móviles Perú, S.A.C. Wireless communications services provider	Peru	PEN	625	98.49%	Telefónica del Perú, S.A.A.
Colombia Telecomunicaciones, S.A. ESP Communications services operator	Colombia	COP	1,454,871	70%	Telefónica Internacional, S.A.U. (32.54%) Olympic, Ltda. (18.95%) Telefónica, S.A. (18.51%)
Telefónica Móviles México, S.A. de C.V. (MÉXICO) Holding company	Mexico	MXN	71,425	100%	Telefónica, S.A.
Pegaso Comunicaciones y Sistemas, S.A. de C.V. Wireless telephone and communications services	Mexico	MXN	28,686	100%	Telefónica Móviles México, S.A. de C.V.
Telefónica Móviles del Uruguay, S.A. Wireless communications and services operator	Uruguay	UYU	350	100%	Latin America Cellular Holdings, B.V. (68.00%) Telefónica, S.A. (32.00%)
Telefónica Móviles Panamá, S.A. Wireless telephony services	Panama	USD	24	100%	Telefónica Centroamérica Inversiones S.L.
Telefónica Móviles El Salvador, S.A. de C.V.
Provision of wireless and international long distance communications services	El Salvador	USD	187	60%	TES Holding, S.A. de C.V.
Telefónica Móviles Guatemala, S.A.					TCG Holdings, S.A. (39,59%)
Wireless, wireline and radio paging communications services provider	Guatemala	GTQ	2,701	60%	Guatemala Cellular Holdings, B.V. (20,41%)
Telefonía Celular de Nicaragua, S.A. Wireless telephony services	Nicaragua	NIO	247	60%	Telefónica Centroamérica Inversiones S.L.
Otecel, S.A. Wireless communications services provider	Ecuador	USD	183	100%	Ecuador Cellular Holdings, B.V
Telefónica de Costa Rica TC, S.A.
Wireless communications	Costa Rica	CRC	165,257	100%	Telefónica, S.A.
Telefónica Holding Atticus, B.V. Holding company	Netherlands	EUR	-	100%	Telefónica Internacional, S.A.U.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding company
Other Companies
Telefónica International Wholesale Services II, S.L.
International services provider	Spain	EUR	-	100%	Telefónica, S.A.
					Telefónica, S.A. (92.51%)
Telefónica International Wholesale Services , S.L International services provider	Spain	EUR	230	100%	Telefónica Datacorp, S.A.U. (7.49%)
Telefónica International Wholesale Services America, S.A. Provision of high bandwidth communications services	Uruguay	USD	591	100%	Telefónica, S.A. (73,14%) Telefónica International Wholesale Services, S.L. (26,86%)
Telefónica International Wholesale Services USA, Inc. Provision of high bandwidth communications services	US	USD	58	100%	T. International Wholesale Services America, S.A.
Telefónica Digital España, S.L. Holding company	Spain	EUR	13	100%	Telefónica Digital Holding, S.L
Telefónica Digital Inc IP telephony platform	US	USD	-	100%	Telefónica Europe plc
Wayra Investigacion y Desarrollo, S.L. Talent identification and development in ICT.	Spain	EUR	2	100%	Telefónica Digital Holdings, S.L.

Wayra Chile Tecnología e Innovación Limitada
Technological innovation-based business project development	Chile	CLP	20,833	100%	Wayra Investigacion y Desarrollo, S.L.
Wayra Brasil Aceleradora de Projetos Ltda.
Technological innovation-based business project development	Brazil	BRL	9	100%	Wayra Investigación y Desarrollo S.A.U.
WY Telecom, S.A. de C.V. Talent identification and development in ICT.	Mexico	MXN	57	100%	Wayra Investigacion y Desarrollo, S.L.
					Telefónica Móviles Argentina, S.A. (90%)
Wayra Argentina, S.A. Talent identification and development in ICT.	Argentina	ARS	20	100%	Telefónica Móviles Argentina Holding, B.V. (10%)
Wayra Colombia, S.A.S. Technological innovation-based business project development	Colombia	COP	500	100%	Wayra Investigacion y Desarrollo, S.L.
Proyecto Wayra, C.A. Commercial, industrial and mercantile activities	Venezuela	VEF	17	100%	Telefónica Venezolana, C.A.
Wayra Perú Aceleradora de Proyectos, S.A.C. Technological innovation-based business project development	Peru	PEN	8	99.99%	Wayra Investigación y Desarrollo
Wayra UK Ltd
Technological innovation-based business project development	UK	GBP	-	100%	Telefónica UK Ltd
Wayra Ireland Ltd
Technological innovation-based business project development	Ireland	EUR	-	100%	O2 Holding Ltd
Terra Network Brasil, S.A ISP, portal and real-time financial information services	Brasil	BRL	1,046	100%	Sao Paulo Telecomunicaçoes Participaçoes, Ltda
Terra Networks México, S.A. de C.V. ISP, portal and real-time financial information services	Mexico	MXN	774	99.99%	Terra Networks Mexico Holding, S.A. de C.V.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding company
Terra Networks Perú, S.A. ISP and portal	Peru	PEN	10	99.99%	Telefónica Internacional, S.A.U.
Terra Networks Argentina, S.A. ISP and portal	Argentina	ARS	7	100%	Telefónica Internacional, S.A.U. (99.99%)
Telfisa Global, B.V.
Integrated cash management, consulting and financial support for Group companies	Netherlands	EUR	-	100%	Telefónica, S.A.
Telefónica Global Activities Holding, B.V. Holding company	Netherlands	EUR	-	100%	Telfisa Global, B.V.
Telefónica Global Services, GmbH Purchasing services	Germany	EUR	-	100%	Group 3G UMTS Holding Gmb,B.V.
Telefónica Global Roaming, GmbH Optimization of network traffic	Germany	EUR	-	100%	Telefónica Global Services, GmbH
Group 3G UMTS Holding GmbH Holding company	Germany	EUR	250	100%	Telefónica Global Activities Holdings B.V
Telefónica Compras Electrónicas, S.L. Development and provision of information society services	Spain	EUR	-	100%	Telefónica Global Services, GmbH
Telefónica de Contenidos, S.A.U.
Organization and operation of multimedia service-related business	Spain	EUR	1,865	100%	Telefónica, S.A.
Telefónica Studios S.L. Audiovisual Productions	Spain	EUR	6	100%	Telefónica de Contenidos, S.A.U.
Televisión Federal S.A.- TELEFE Provision and operation TV and radio broadcasting -services	Argentina	ARS	135	100%	Atlántida Comunicaciones S.A. (79.02%) Enfisur S.A. (20.98%)
Atlántida Comunicaciones, S.A. Media	Argentina	ARS	33	100%	Telefónica Media Argentina S.A. (93.02%) Telefónica Holding de Argentina, S.A. (6.98%)
Telefónica Servicios Audiovisuales, S.A.U. Provision of all type of audiovisual telecommunications services	Spain	EUR	6	100%	Telefónica de Contenidos, S.A.U.
Telefónica On The Spot Service S.A.U Provision of telemarketing services	Spain	EUR	1	100%	Telefónica de Contenidos, S.A.U.
Telefónica Broadcast Services, S.L.U. DSNG – based transmission and operation services	Spain	EUR	-	100%	Telefónica Servicios Audiovisuales, S.A.U.
Telefónica Learning Services, S.L. Vertical e-learning portal	Spain	EUR	1	100%	Telefónica Digital España, S.L.
Compañía Inversiones y Teleservicios S.A.U. Holding company	Spain	EUR	24	100%	Telefónica, S.A.
Vocem 2013 Teleservicios, S.A. Prestación de servicios de call-centers	Venezuela	VEF	112	100%	Compañía Inversiones y Teleservicios S.A.U.
Telfin Ireland Ltd. Intragroup financing	Ireland	EUR	-	100%	Telefónica, S.A.
Telefónica Ingeniería de Seguridad, S.A.U. Security services and systems	Spain	EUR	7	100%	Telefónica, S.A.
Telefónica Engenharia de Segurança do Brasil, Ltda. Security services and systems	Brazil	BRL	35	99.99%	Telefónica Ingeniería de Seguridad, S.A.
Telefónica Capital, S.A.U. Finance company	Spain	EUR	7	100%	Telefónica, S.A.
Lotca Servicios Integrales, S.L. Aircraft ownership and operation	Spain	EUR	17	100%	Telefónica, S.A.
Fonditel Pensiones, Entidad Gestora de Fondos de Pensiones, S.A. Administration of pension funds	Spain	EUR	16	70.00%	Telefónica Capital, S.A.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding company
Fonditel Gestión, Soc. Gestora de Instituciones de Inversión Colectiva, S.A. Administration and representation of collective investment schemes	Spain	EUR	2	100%	Telefónica Capital, S.A.
Telefónica Investigación y Desarrollo, S.A.U. Telecommunications research activities and proyects	Spain	EUR	6	100%	Telefónica, S.A.
Media Neworks México Soluciones Digitales S.A
Telecommunications research activities and proyects	Mexico	MXN	3	100%	Nedia NetworksLatm America S.A.C.
Telefónica Luxembourg Holding, S.à.r.L. Holding company	Luxembourg	EUR	3	100%	Telefónica, S.A.
Casiopea Reaseguradora, S.A. Reinsurance	Luxembourg	EUR	4	100%	Telefónica Luxembourg Holding, S.à.r.L.
Telefónica Insurance, S.A. Direct insurance transactions	Luxembourg	EUR	8	100%	Telefónica Luxembourg Holding, S.à.r.L.
Seguros de Vida y Pensiones Antares, S.A. Life insurance, pensions and health insurance	Spain	EUR	51	100%	Telefónica, S.A.
Telefónica Finanzas, S.A.U. (TELFISA) Integrated cash management, consulting and financial support for Group companies	Spain	EUR	3	100%	Telefónica, S.A.
Pléyade Peninsular, Correduría de Seguros y Reaseguros del Grupo Telefónica, S.A. Distribution, promotion or preparation of insurance contracts	Spain	EUR	-	100%	Telefónica Finanzas S.A.U.(TELFISA) (83,33) Telefónica, S.A. (16.67%)
Fisatel Mexico, S.A. de C.V. Integrated cash management, consulting and financial support for Group companies	Mexico	MXN	1,005	100%	Telefónica, S.A.
Telefónica Europe, B.V. Fund raising in capital markets	Netherlands	EUR	-	100%	Telefónica, S.A.
Telefónica Finance USA, L.L.C. Financial intermediation	US	EUR	59	100%	Telefónica Europe, B.V.
Telefónica Emisiones, S.A.U. Financial debt instrument issuer	Spain	EUR	-	100%	Telefónica, S.A.
Telefónica Global Technology, S.A.U. Global management and operation of IT systems	Spain	EUR	16	100%	Telefónica, S.A.
Aliança Atlântica Holding B.V. Holding company	Netherlands	EUR	40	93.99%	Telefónica S.A. (46,995%) Telefónica Brasil, S.A. (46,995%)
Telefónica Gestión de Servicios Compartidos España, S.A.
Management and administrative services rendered	Spain	EUR	8	100%	Telefónica, S.A.
Telefónica Gestión de Servicios Compartidos Argentina, S.A. Management and administrative services rendered	Argentina	ARS	-	99.99%	Telefónica Gestión de Servicios compartidos España, S.A.(95%) Telefónica, S.A. (4.99%)
Telefónica Gestión de Servicios Compartidos de Chile, S.A.
Management and administrative services rendered	Chile	CLP	1,019	97.89%	Telefónica Chile, S.A
Telefónica Gestión de Servicios Compartidos Perú, S.A.C. Management and administrative services rendered	Peru	PEN	1	100%	T. Gestión de Servicios Compartidos España, S.A. (99.48%) Telefónica del Perú, S.A.A. (0,52%)
Telefónica Transportes e Logística Ltda. Logístics services rendered	Brazil	BRL	-	99.33%	Telefónica Gestión de Servicios Compartidos España, S.A.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding company
Telefónica Serviços Empresariais do BRASIL, Ltda Management and administrative services rendered	Brazil	BRL	12	99.99%	Telefónica Gestión de Servicios Compartidos España, S.A.
Telefónica Gestión de Servicios Compartidos México, S.A. de C.V. Management and administrative services rendered	Mexico	MXN	50	100%	Telefónica Gestión de Servicios Compartidos España, S.A.
TGestiona Logística, S.A.C. Logistics	Peru	PEN	15	100%	Telefónica Gestión de Servicios Compartidos España, S.A. (99.48%) Telefónica del Perú, S.A.A. (0.52%)

Telefónica Gestión Integral de Edificios y Servicios, S.L.
Management and administrative services rendered	Spain	EUR	-	100%	Taetel, S.L.
Tempotel, Empresa de Trabajo Temporal, S.A. Temporary employment agency	Spain	EUR	-	100%	Taetel, S.L.
Companies held for sale (note2)
Telefónca O2 Ireland Limited Wireless telephony services	Ireland	EUR	98	100%	O2 (Netherlands) Holding B.V (97,06%) Klimaine Ltd (2,94%)
Telefónica Czech Republic a.s. Wireless telephony services	Czech Republic	CZK	27,461	70.83%	Telefónica S.A.
Telefónica Slovakia s.r.o. Wireless telephony services	Slovakia Republic	EUR	103	70.83%	Telefónica Czech Republic a.s.
Companies accounted for using the equity method
Tesco Mobile Wireless telephony services	UK	GBP	-	50.00%	O2 Communication Ltd.
Telefónica Factoring España, S.A. Factoring services provider	Spain	EUR	5	50.00%	Telefónica, S.A.
					Telefónica, S.A. (40.00%)
Telefónica Factoring Do Brasil, Ltd. Factoring services provider	Brazil	BRL	5	50.00%	Telefónica Factoring España, S.A. (10.00%)
Telefónica Factoring México, S.A. de C.V., SOFOM Factoring services provider	Mexico	MXN	33		Telefónica, S.A. (40.5%) Telefónica Factoring España, S.A. (9,5%)
					Telefónica, S.A. (40.5%)
Telefónica Factoring Perú, S.A.C. Factoring services provider	Peru	PEN	6	50.00%	Telefónica Factoring España, S.A. (9.5%)
					Telefónica, S.A. (40,5%)
Telefónica Factoring Colombia, S.A. Factoring services provider	Colombia	COP	4,000	50.00%	Telefónica Factoring España, S.A. (9.5%)
Telco, S.p.A. (*) Holding company	Italy	EUR	1,785	66%	Telefónica, S.A.
DTS Distribuidora de Televisión Digital, S.A. Broadcasting, satellite TV signal transmission and linkage services	Spain	EUR	126	22.00%	Telefónica de Contenidos, S.A.U.
China Unicom (Hong Kong) Ltd. Telecommunications service operator	China	RMB	2,325	5.01%	Telefónica Internacional, S.A.U.
(*) The associate company Telco, S.p.A. holds a stake in Telecom Italia, S.p.A. representing 15.58% of the dividend rights and 22.66% of voting rights.

Appendix VII: Key regulatory issues and concessions and licenses held by the Telefónica Group

Regulations

As a digital telecommunications operator, the Telefónica Group is subject to sector-specific telecommunications regulations, general competition law and a variety of other regulations, including privacy and security, which can have a direct and material effect on the Group’s business areas. The extent to which regulations apply to the Telefónica Group depends largely on the nature of our activities in a particular country, with traditional fixed telephony services and fixed broadband usually subject to stricter regulations.

In order to provide services and operate its networks, and to use spectrum, the Telefónica Group must obtain general authorizations, concessions and/or licenses from the pertinent authorities in each country in which the Group operates (hereinafter referred to as the national regulatory authority, NRAs). The Group is also required to obtain radio frequency licenses for its mobile operations.

The following section describes the regulatory frameworks and the latest legislative developments in the relevant regions and countries in which the Group has significant interests. Many of the regulatory developments described herein involve ongoing proceedings or consideration of potential legislation that have not reached a conclusion. Accordingly, it is difficult to accurately quantify the effect on the Group’s operations of these developments in such instances.

Electronic Communication Regulation in the European Union

The European Union’s legal framework for electronic communications services was developed with the aim of promoting competition and improving the harmonized functioning of the European market for electronic communications networks and services. The European Union’s legal framework was last modified in 2009, in response to market and technological and changes in the industry.

Rules promulgated pursuant to the European Union’s Legal framework define user’s rights and focus on access to networks, interconnection, privacy, data security, and protection and preservation of universal access, among other things. Recent EU measures have supplemented the EU framework with regulations focused on international roaming, spectrum, next generation fixed networks and call termination rates for fixed and mobile networks.

In each Member State a national regulatory authority, or NRAs, is responsible for enforcing national telecommunications laws incorporating the EU framework. NRAs are subject to the supervision of the European Commission, which formally and informally influences their decisions in order to ensure harmonized application of the EU framework throughout the European Union. In particular, the European Commission has identified certain markets that are susceptible of ex-ante regulation. These markets have to be analyzed by NRAs in order to see whether there are participants with significant market power (SMP). In these instances, NRAs are instructed to impose at least one obligation relating to price control, transparency, non-discrimination, accounting separation or access obligations on market participants with SMP. Companies may challenge the decisions of their national regulatory authorities before their domestic courts. Such legal proceedings may lead to a decision by the European Court of Justice or ECJ, which is the ultimate authority on the correct application of EU legislation.

EU competition law

The European Union’s competition rules have the force of law in all EU Member States and are, therefore applicable to the Telefónica Group’s operations in those countries.

The Treaty of Rome prohibits "concerted practices" and all agreements between entities that may affect trade between Member States and which restrict or are intended to restrict, competition within the internal market. The Treaty also prohibits any abuse of a dominant competitive position within the common market of the EU, or any substantial part of it, that may affect trade between Member States.

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

Recent developments

The regulatory debate in the European Union is focused on the completion of the European Digital Single Market by 2015 with a special atention on the harmonization of regulatory conditions across the EU, in particular about spectrum, the roll-out of ultra-high speed networks, the elimination of intra-EU roaming charges and net neutrality, all issues particularly important for the development of the European digital services markets and Information Society.

This effort was materialized in the European Commission’s September 2013 adoption of the “Connected Continent” Regulation proposal package, which covers the above mentioned issues and is expected to be approved during 2014. The outcome of this process is still largely uncertain.

Of special importance to the provision of digital services, this package covers Net Neutrality focusing mainly on the prohibition of blocking, throttling and non-discrimination of Internet traffic (except for a number of justified objective reasons), as well as on the transparency of retail broadband offers. The intention is to ensure that users are well informed about the traffic management practices of operators, so they can take this information into account when they choose their fixed or mobile broadband offer. Again the outcome of this discussion continues to be largely unknown.

Also, as part of this effort, the European Commission adopted in 2013 a new Recommendation intended to create a more favorable environment in Europe for fibre investment. This Recommendation provides more pricing flexibility for fibre pricing at retail and wholesale (by departing from the cost-orientation pricing), at the expense of stricter measures on the replicability of fiber based access services. In addition, the Commission is now bound to ensure copper price stability (around 9 euros on average for ULL on real terms).

Additionally, the European Commission proposed legislative measures to reduce the cost of NGA roll-outs including sharing of ducts from utilities and smother permitting processes this year. These proposals are expected to be approved by the EU legislator in 2014.

Also, during 2013, the European Union adopted its cyber security strategy, comprising a number of measures, among which is a new proposed Directive on Network Security. The intention is to guarantee a reliable and trusted Information Society across the EU, where Internet providers are also subject to security requirements. This Directive is expected to be finally adopted in the EU during 2014. Again at this stage, the outcome is largely uncertain.

In January 2012, the European Commission proposed to replace Directive 95/46/EC on the protection of personal data by a General Data Protection Regulation that would apply to those providers who processes personal data of European citizens. The draft Regulation has been approved by the Committee on Civil Liberties, Justice and Home Affairs of the European Parliament (LIBE) in October 2013, prior to a vote in the European Parliament. The approval of that Regulation will have an impact on Telefónica’s privacy obligations related to its activities as a telecommunications operator and as a provider of digital services. The Regulation aims to provide European citizens with a high level of protection of their privacy, and it will affect the ability and methods to process and use the personal data of its customers. The outcome of this debate is currently uncertain.

The European Union is also discussing a future Directive for Payment Services that might have influence on the type of financial obligations that could affect to services provided by companies such as Telefónica, in the area of premium rate services or mobile wallets.

In June 2012, the Commission approved the International Roaming Regulation (Roaming III), which replaces previous Roaming regulations (Roaming I and II). This regulation may, however, change again depending on the outcome of the Legislative process related to the Digital Single Market package adopted in 2013 whose proposal is that roaming prices set around home prices (“Roam like at home” proposal). This new Roaming III Regulation contains, for the first time, structural measures to impulse competition in the market for international roaming, so that, from July 1, 2014, customers could, if they wish, sign a roaming agreement with another operator apart from their domestic mobile services without changing the phone number, terminal or SIM card to change countries. The proposal also would entitle mobile operators to use other operators’ networks in other Member States at regulated wholesale prices, thereby encouraging more operators to compete on the roaming market. To cover the period until such structural measures are fully effective and competition pushes prices down, the proposal gradually reduces the limits of retail and wholesale prices for voice, text (SMS) and data. Price cuts have to be implemented by operators on July 1, 2014.

Retail prices			Wholesale prices

	July 1, 2013	July 1, 2014		July 1, 2013	July 1, 2014
Data (€cent/MB)	45	20	Data (€cent/MB)	15	5
Voice - calls made (€cent/min)	24	19	Voice (€cent/min)	10	5
Voice - calls received (€cent/min)	7	5	SMS (€cent/text)	2	2
SMS (€cent/text)	8	6

On February 14, 2012, the European Parliament and the Council adopted Decision 243/2012/EU which settles a multiannual program policy spectrum for the following four years. The Radio Spectrum Policy Program, amongst others, will identify 1200MHz spectrum for wireless data traffic, explore new approaches in spectrum licensing, identify long term spectrum needs and finally will look for additional harmonized bands for mobile broadband.

Finally, in its Digital Agenda, the EU has set some objectives for broadband development: of the speed up to 30 Mbps for all European citizens by 2020 and 50% of European households connected to 100Mbps by 2020.

Telefónica Europe

Spain

General regulatory framework

The legal framework for the regulation of the telecommunications sector in Spain is governed by the General Telecommunications Law (32/2003) and several Royal Decrees. This law has been modified by Royal Decree law 13/2011 of March 30, which transposes directives regarding the gas, and the electric interior markets, and regarding electronic communications. The Royal Decree adopts measures in order to correct deviations caused by the mismatch between revenues and expenses of the electric and gas sector. A telecommunications bill is currently under discussion in the Spanish Parliament. The bill reduces administrative burdens to boost networks deployments.

The Market and Competition National Commission, or CNMC, created by the Law 3/2013, has assumed in 2013 its role as telecommunications and audiovisual service regulator in Spain. This new organism is also the competition authority in Spain and the national regulatory authority for transport, postal services and energy.

Market analysis

Following the most relevant markets in which Telefónica is deemed to have SMP.

Fixed markets

Retail access to the fixed-location public telephone network, retail market for calls in a fixed location, and retail market for rental lines

In this market, the National regulatory authority had made a third round of market analysis, applying a final resolution dated on December 13, 2012, concluding that Telefónica de España is an SMP in retail access to fixed-location public telephone network services, for clients with an identification number not associated to a specific business plan, such as a reference market which can be regulated ex ante. As an operator with SMP, Telefónica de España is subject to certain specific obligations and restrictions.

Wholesale fixed call origination market

In December 2008, the National regulatory authority concluded that Telefónica de España is an operator with SMP in this market and requested that Telefónica de España offer wholesale service to assist other operators in offering IP telephony services and provide transparent information of migration to Next Generation Networks centrals, which involves the provision of a wide range of information to competitors about network evolution.

Fixed call termination market on individual networks

As an operator with SMP in fixed call termination market on individual networks, Telefónica de España is required to submit an “Interconnection Reference Offer” (OIR) outlining the terms and conditions under which it will interconnect with other operators.

Mobile market

Mobile voice call termination

In May 2012, the ANR adopted a measure establishing the wholesale price at 0.109 euros/minute, as from July 2013. The CNMC has not yet approved a new resolution on wholesale market mobile voice call termination.

Wholesale (physical) to network infrastructure access

In January 2009, the National regulatory authority concluded that Telefónica de España is an operator with SMP in the wholesale (physical) network infrastructures access market, and imposed the following obligations: access to full and shared unbundled access to copper loops, sub-loops and ducts, cost oriented tariffs and accounting separation, transparency and non-discrimination obligations including an “Unbundling Reference Offer” and a “Ducts Reference Offer.” In February 2009, the National regulatory authority imposed similar obligations with respect to vertical access to buildings.

Wholesale prices for local loop unbundling were increased from 8.32 to 8.60 €/month by the National regulatory authority, in July 2013.

Wholesale broadband access

In January 2009, the CNMC concluded that Telefónica de España has significant market power in the wholesale broadband access market and is therefore required to provide other operators with wholesale broadband access services up to 30 Mbps in copper and fiber infrastructures. The NRA also required Telefónica de España to publish a wholesale broadband access reference offer, provide cost-oriented rates and accounting separation, to avoid discrimination in network access, and to report broadband retail changes in services prior to offering them in the market.

On November 16, 2010, the National regulatory authority approved a new wholesale broadband offer (known as the new broadband Ethernet service or NEBA) which will allow alternative operators to provide retail services to consumers more independently from Telefónica retail offers. Until the NEBA service is available, Telefónica will offer its FTTH retail services for resale through third parties.

In May 2013, the National regulatory authority proposed a reduction in wholesale broadband prices, although the European Commission considered the proposal incompatible with European law, due to the methodology used to determine the prices. Taking into account the European Commission’s comments, the CNMC has adopted a decision on bitstream prices on January 30, 2014, reducing the prices 18%.

In addition, the National regulatory authority launched, at the end of July 2013, a public pre-consultation regarding the market analysis on wholesale network infrastructure access and wholesale broadband access. The CNMC is expected to carry out a consultation and to decide on regulatory obligations for these markets in 2014. New regulation will apply to NGN networks for at least three years.

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

Contribution to RTVE funding mechanism

In August 2009, the Radio and Television Corporation Finance Law “(Ley de Financiación de la Corporación de Radio y Television Española)” was approved establishing that: (i) telecommunication operators, which operate nationwide or at least in more than one region, have to make a fixed annual provision of 0. 9% of the invoiced operating income of the year (excluding the revenues of the wholesale reference market), and, (ii) on the other hand, the concessionaire companies and providers of TV services which operate nationwide or at least in more than one region should make an annual contribution fixed as follows; (a) 3% on the gross revenue of the year for open concessionaire companies or TV services providers, and (b) 1.5% on the gross revenue of the year for concessionaire companies to provide pay TV services.

In Spain, self-settlement of the contributions made has been appealed by Telefónica España and Telefónica Móviles España as well as, the Royal Decree 1004/2010, which approves the Regulation developing the abovementioned law. In the European level there were two ongoing processes with regards to this issue. In July 2013, the EC withdrew its appeal before the Luxembourg Court, shortly after it ruled on a similar tax legislation in France, where the Luxembourg Court ruled that the tax imposed by France on telecommunications companies was compatible with European regulation. With this decision, the tax measure will remain unchanged unless the Spanish Supreme Court understands the contrary.

Besides this, the European Commission initiated a state aid investigation and concluded that such funding mechanism did not constitute illegal state aid. Against this decision, “Telefónica de España” and “Telefónica Móviles España,” filed an appeal before the European Court of Justice. This appeal is still pending resolution.

Collaboration agreements

On July, 2013, Telefónica de España signed an agreement with Vodafone España S.A.U and France Telecom S.A.U for the use of fiber infrastructure in buildings. This agreement, together with the agreement signed with Jazz Telecom S.A.U on 2012, aimed the deployment of fiber networks in Spain. Once, an operator has reached a concrete building would be able to use the infrastructures deployed previously by other operators.

United Kingdom

General regulatory framework

The EU Regulatory Framework was implemented in the United Kingdom by the Communications Act in 2003. The Act designates the Office of Communications, or Ofcom, as the NRA responsible for the regulation of electronic communications networks and services. The Act was amended in 2011 following changes to the Common Regulatory Framework.

Market reviews

Following a market review, mobile termination rates for the four national mobile communications operators (Vodafone, Telefónica UK, Everything Everywhere and H3G) are subject to controls based on the pure long-run incremental cost (pure LRIC) approach. The present mobile wholesale termination rate is 0.848ppm and will be reduced to 0.845ppm from April 1, 2014. UK regulator has proposed to raise the annual fee for the use of spectrum in the bands 900MHz and 1800 MHz.

Germany

General regulatory framework

The European Union legislative framework was implemented in Germany at the end of June 2004, by the Telecommunications Act (Telekommunikationsgesetz). The national regulatory authority responsible for regulation of electronic communication networks and services is the Bundesnetzagentur, or BNetzA. Following the adaptation of the 2009 EU Telecom Package, the Telecom Act was repeatedly amended and the last modifications entered into force in August 2013. Transition periods existed for some of them. Worth mentioning are the rules, concerning the free-of-charge-waiting-loop and some of the rules concerning the change of the provider.

Licenses

BNETZA is currently holding a procedure regarding the future of the GSM licenses and has already published a draft decision which subsequently was subject to a public consultation. This foresees an auction of the GSM spectrum (900 MHz and 1800 MHz) together with an auction of spectrum in new bands at 700 MHz as well as at 1500 MHz and further includes a spectrum reservation of 2x5 MHz (900 MHz) for the current GSM Licensees (including but not limited to Telefónica Germany). Drawing that reserve leads to a coverage obligation of 99% of the population. Depending on the outcome of the planned merger between Telefónica Germany and E-Plus, BNetzA might find in necessary to modify the final decision.

Market reviews

Since 2006, Telefónica Germany has subsequently challenged decisions adopted by the German regulator (BNETZA) on mobile termination rates. Some appeals are pending at the Constitutional Court.

Regarding the concrete decisions establishing MTR, on July 19, 2012, BNetzA issued a decision on mobile termination rates for the period from December 1, 2012, to November 30, 2014, confirming its preliminary decision. According to this resolution, these rates decreased to 0.0179 euros/minute as of 1 December, 2013. BNetzA based its calculation on its new internally-developed cost model, which partly implements the European Commission’s recommendation on regulating fixed and mobile termination rates in the EU. The European Commission has been notified of the preliminary as well as of the final decision and the respective regulatory orders and issued a serious doubts letter. The European Commission may initiate further infringement proceedings against Germany as the regulation of mobile termination rates was deemed to be not fully compliant with the EC’s Recommendation on regulating fixed and mobile termination rates in the EU. On December 19, 2012, Telefónica Germany filed a lawsuit against the preliminary decision, in an attempt to secure higher mobile termination rates. With the same purpose Telefónica Germany has made claims against the final decision on August 19, 2013, regarding MTR.

On August 13, 2013 BNetzA issued the final resolution on Telekom’s fixed termination rates (FTRs), applicable from December 2012 to November 2013. Local FTRs were reduced by approximately 20%. At the end of November 2013 BNetzA issued a regulatory order for all alternative fixed network operators (ANOs) including Telefónica Germany. In addition to the obligations of the former regulatory order, the ANOs now have to file a proposal for their local FTRs and BNetzA has to approve such FTRs. The local FTR will be set at the same level as the Telekom FTR. BNetzA issued a preliminary approval for Telefónica Germany´s FTR at the end of February 2014. Telefónica Germany’s rates were approved for the time period from November 20, 2013, until November 30, 2014. Before the final approval, the decision will be notified to the EU Commission.

Relevant cooperation agreements

Since 2012, Deutsche Telekom offers a wholesale bitstream access model (“VDSL contingent model”), which in 2013/4 has been developed further to include newly built VDSL and vectoring accesses. Telefónica Germany was closely involved in the development of this model. In this sense, Deutsche Telekom and Telefónica Germany signed a contract regarding the model on December, 6, 2012. The VDSL contingent model is subject to the approval of BNetzA following the current notification proceeding with the European Union.

In addition, Telefónica Germany and Deutsche Telekom have entered into a final and binding agreement on December 20, 2013, with regard to fixed-line broadband services. Such agreement foresees the transition from Telefónica Germany’s "ADSL" infrastructure to the advanced network infrastructure of Deutsche Telekom (the so-called "next generation access platform" or NGA platform) which will enable Telefónica Germany to offer its customers high-speed internet products with data transfer rates of up to 100Mbit/s. The completion of the transition to Deutsche Telekom’s NGA platform is expected for 2019. (Further details are provided in Note 21. Section b) of this of this Consolidated Financial Statements.)

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

Market reviews

The key market review for Telefónica in Ireland is the wholesale termination market for mobile voice. ComReg issued their latest decision in December 2012 introducing LRIC pricing and MTRs planned to reduce to 1 cent by July 2013. This decision was successfully challenged by Vodafone and an interim average MTR of 2.60c was set to apply from July 1, 2013. ComReg are developing a cost model based on LRIC pricing which is expected to be published in July 2014.

Slovakia

General regulatory framework

The EU Regulatory Framework was implemented in Slovakia in 2003 through the Act on Electronic Communications. The law has been significantly amended as of November 1, 2011. The National regulatory authority responsible for the regulation of electronic communications’ networks and services is the Regulatory Authority for Electronic Communications and Postal Services, established as of January 1, 2014. Governmental responsibility for the legislative area of electronic communications lies with the Ministry of Transport, Construction and Regional Development.

Market reviews

In July 2013, the TUSR adopted a price decision based on pure LRIC model that decreased mobile termination rates from EUR 0.0318/min to EUR 0.01226 EUR/min.

Telefónica Latin America

Brazil

General legislative framework

The delivery of telecommunications services in Brazil is subject to regulation under the regulatory framework provided in the General Telecommunications Law enacted in July 1997. The National Agency for Telecommunications, (Agência Nacional de Telecomunicações or ANATEL), is the principal regulatory authority for the Brazilian telecommunications sector. In April 2013, ANATEL implemented a new Internal Rule (Resolução 612) which reorganized all technical departments of the Agency. The reformulation aimed to establish a new converged structure.

Licenses

In Brazil, concessions are awarded for providing services under the public system, while authorizations are granted for providing private system services. The only service provided under both systems is the Commuted Fixed Telephony Service (CFTS). All other services are provided under the private system.

In the state of São Paulo, Telefónica Brazil provides local and national long-distance CFTS under the public regime, by Concession agreement, and provides international and long-distance CFTS and broadband services under the private system, by authorizations. In the remaining states of Brazil, Vivo Telefónica Brazil provides local, and long-distance and international CFTS service, personal mobile service, and broadband multimedia communication services (which includes the provision of fixed broadband connections) and Pay TV services, all under the private regime.

The Concession agreement will be in force until 2015 and the authorizations are issued for an undetermined period.

Radiofrequencies authorizations, for its turn, are granted for a limited period of time (maximum of 15 years, renewable once). The most important radiofrequencies authorizations held by Telefónica are those associated with the exploitation of mobile services and are described in the licenses section.

In 2013 Telefónica Brasil requested the amendment of its Terms of Authorization for the “L” band in order to relocate the blocks of radiofrequencies. Currently, the “L” band is located in the 3G radiofrequencies (1.9/2.1GHz). Bid notice for the “L” band provided for such relocation and the request ensured a more efficient use of the spectrum for Telefónica do Brazil.

In 2012, Telefónica was awarded a block of the 2500 MHz “X” band (20+20 MHz), including the 450 MHz band in certain states. As part of the spectrum auction, Telefónica Brazil had to compensate the former licensees of this bandwidth, who used it for multichannel multipoint distribution services. The other operators also obtaining spectrum must, in turn, compensate Telefónica Brazil. Part of these compensation requirements is being legally contested.

After receiving the ANATEL study on the occupation of the 700 MHz frequency, published in early Jan/2013, the Brazilian Ministry of Communications, issued Ordinance No. 14, with guidelines for accelerated access to the Brazilian System of Digital Terrestrial Television - SBTVD-T and to broaden the availability of the radio frequency spectrum for meeting the goals set forth by the National Broadband Plan - PNBL. The ordinance also establishes that the ANATEL develop a proposal to regulate use of the band. After a public consultation, Resolution No. 625/2013 was adopted. This Resolution approves the allocation of the 700 MHz band to the fixed and mobile services of telephony and broadband. However, the completion of the allocation process requires the migration of the TV channels that currently occupy the band and that ANATEL concludes studies regarding spectrum interference between mobile and TV services.

Interconnection, tariffs and prices

Interconnection among public networks is mandatory in Brazil. Parties can freely negotiate the terms and conditions about technical points, economic discounts and rights/obligations, of the interconnection agreements. For Interconnection rates for fixed network operator identified as operator with Significant Market Power (Res. 588/2012) the maximum rate is established by ANATEL; the rates for the use of mobile operators networks (Res. 438/2006), may be agreed between the parties, however, if the parties fail to reach a consensus, particularly regarding charges to fixed operators (Res. 576/2011) ANATEL imposes the rates to be used. In general, operators shall maintain public offers of interconnection conditions.

Recent regulatory developments

On November 8, 2012, ANATEL published the General Plan of Competition Goals (PGMC), which, in general, provides ex-ante obligations for telecommunications providers that identify SMP operators in the various relevant markets identified as critical for the development of competition in the telecommunications industry. The ex-ante obligations include measures of price transparency and market conditions and specific rules for composition of conflicts between agents, such as: (i) mandatory submission and approval of offerings of reference in the wholesale market and warranty service requests from other players that correspond to 20% of the physical network of the SMP companies, (ii) transparency measures as the creation of a Data Base and Wholesale Supervisor Entity, (iii) specifically for providers acting in the mobile termination market (interconnection): full billing between undertakings with SMP, and Bill & Keep decreasing between SMP and non-SMP (80/20% between 2013 and 2014, 60/40% in 2015 and full billing from 2016). The Telefónica Group, including VIVO, has been identified as an operator with SPM in the following markets: (i) fixed network infrastructure access for data transmission in copper pairs or coaxial cables at speeds up to 10 Mbps in the region of São Paulo, (ii) wholesale fixed network infrastructure to transport local and long distance transmission at speeds up to 34 Mbps in the region of São Paulo, (iii) passive towers, ducts and trenches infrastructure throughout Brazil; (iv) call termination on mobile network in Brazil, and (v) national roaming market throughout Brazil.

ANATEL also approved Resolution 614 in May 2013, which set the new regulations for the provision of Multimedia Services (which includes the provision of internet broadband services). The new resolution establishes that broadband internet services may be rendered regardless of the existence of an Internet Service Provider (the previous regulation required the user to contract two services: the connection itself and the ISP). It is expected that such provision will make Telefónica´s ADSL services more competitive.

The PGMC established that the mobile termination rates (VU-M) shall observe the following scheme: the reference VU-M value applicable to a provider belonging to a Group declared with SMP within the mobile termination market shall be based on the model of incremental costs. Such model of incremental costs shall be implemented from February 24, 2016. Previously, the reference VU-M value applicable to such providers shall be as follows:

•	From February 24, 2014: up to 75% of the VU-M value in force on December 31, 2013.

•	From February 24, 2015: up to 50% of the VU-M value in force on December 31, 2013.

In this regard, in December 2013, ANATEL published its Resolution 7,272 establishing the new VU-M values for 2014 and 2015 applicable to providers with SMP. These are the values applicable to VIVO (in Brazilian reais):

•	2014:

o	Region I: 0.25126

o	Region II: 0.23987

o	Region III: 0.22164

•	2015:

o	Region I: 0.16751

o	Region II: 0.15911

o	Region III: 0.14766

Pursuant to applicable laws, reductions of VU-M must be reflected in VC1 (retail price paid by users for local fixed-mobile calls) and VC2 and VC3 (retail price paid by users for national long distance fixed-mobile calls). Accordingly and as a consequence of the new V-UM in Resolution 7,272, on February 24, 2014, ANATEL published its Resolution 1,742 establishing the new

VCs for 2014: approximately 0.07781 Brazilian reais less than the previous VC1s in Region III (as Telefónica only offers local fixed telephony services in that region); and approximately 0.11434 Brazilian reais less than the previous VC2 and VC3.

Resolution 623, issued in October 2013, reformulated the Telecommunication Users Council, broadening its scope from fixed voice services to all telecommunications services. From now on, operators shall implement Telecommunication Users Councils in all regions. Requests, complaints and other measures proposed by users’ representatives shall be considered by operators. ANATEL will monitor the councils’ activities across the country.

In December 2013, ANATEL issued Resolution 629 which establishes terms and conditions to execute Conduct Adjustment Terms (Termo de Ajustamento de Condutas) aimed at suspending administrative proceedings in course, if license holders assume certain obligations to fully comply with regulations and provide compensations and awards to users.

Competition law

Brazilian competition regulation is based on Law No. 12.529 of November 30, 2011. The Administrative Council for Economic Defense, or CADE, is the agency in charge of enforcing the competition rules.

The new antitrust law establishes a pre-merger notification regime for concentration transactions, with new turnover thresholds (one participant with gross revenue of BLR750 million in Brazil and other participant with gross revenue of BRL75 million in Brazil) and maximum time length for merger review procedure (240 days, extendable to 330 days).

Mexico

General regulatory framework

The provision of all telecommunication services in Mexico is governed by the Constitution, Federal Telecommunication Law and various service-specific regulations. The Constitution was amended in June 2013 on telecommunications matters; the Federal Telecommunications Institute (IFT) is created as an autonomous body responsible for the regulation, promotion and supervision of the use, development and exploitation of radio spectrum, networks and the provision of broadcasting services and telecommunications. By virtue of the Constitution amendment, the Federal Communication Institute will be in charge of regulating the dominant operators or with SMP. Due to these constitutional amendments, the enactment and publication of a secondary legislation on telecommunications is required, which should occur in the first quarter of 2014.

Licenses

Derived from a corporate restructuring carried out in Mexico, authorized by the Federal Institute for Telecommunications, dated on December 30, 2013, Baja Celular Mexicana, SA de CV, Cellular Phones, Inc. de CV, Telefónica Celular del Norte, SA de C.V. Movitel and Northwest, Inc. de C.V. have ceded in favor of Pegaso PCS, SA de C.V. (Pegaso PCS) the rights and obligations of the concession titles.

Likewise, on January 31, 2014, the merger between Pegaso Comunicaciones y Sistemas, S.A. de C.V. and Pegaso PCS was formalized, subsisting the latter. Once the merger takes effect, Pegaso PCS will acquire the ownership of the rights and obligations of the concession titles of Pegasus Communications y Sistemas.

Prices and tariffs

Tariffs charged to customers are not regulated. They are set by mobile operating companies and must be registered with COFETEL.

Interconnection

Mexican telecommunications regulations obligate all telecommunications network concessionaires to execute interconnection agreements. Interconnection rates and conditions may be negotiated by the parties. However, should the parties fail to agree, COFETEL must fix the unresolved issues, including tariffs.

Throughout 2011, COFETEL issued several resolutions as a result of different interconnection disputes submitted by several operators. In such resolutions, COFETEL determined a mobile termination charge (“MTC”) for Telefónica México, as well as for other mobile operators, of 0.3912 Mexican pesos per minute, billed per second without rounding (leading to a 61% cut to previous rates).

Telefónica México has appealed on an administrative basis such resolutions from COFETEL. Such appeals are still pending to be resolved. To date, Cofetel has not resolved the applicable rate for 2012 or for 2013 or 2014. Moreover, the declaration of dominant operators in the telecoms market is expected to lead to asymmetric regulatory measures. The Company’s competitive position may benefit to a greater or lesser extent depending on the scope of these measures. Furthermore, on June 21, 2012, CIADI Secretary-General declared admissible the international arbitration presented by Telefónica, S.A. against the Mexican United States. Telefónica, S.A. formulated their lawsuit memorial, on September 20, 2013, by virtue of which claim for damages incurred as a consequence of the resolutions, issued by different Mexican regulatory and administrative bodies, of mobile termination rates.

Foreign ownership/restrictions on transfer of ownership

Since the amendments to the Constitution published in June 2013 foreign investment (FDI) up to one hundred percent in telecommunications is allowed.

Competition law

The Federal Economic Competition Law enacted in 1992 and amended on May 10, 2011.

Venezuela

Prices and tariffs

Under Venezuelan regulations, the free-pricing system for telecommunication services remains the same, except for basic telephony services (Local, LDN and LDI) and services rendered under universal service obligations; however, the regulatory entity may, considering CONATEL’s opinion, alter prices for telecommunication services for “public interest reasons.” The amendment does not define the term “public interest reasons.” Nevertheless, the Enabling Act (Ley Habilitante) in Venezuela also confers full powers to the President to implement price controls.

CONATEL published an Order whereby reference values are set for the Determination of Interconnection Charges for use of Mobile Telephony Services. The aim of this regulation is the establishment of reference values and criteria for determining interconnection charges in mobile phone use on the basis of a model of long run incremental costs with breakdown of the network elements by CONATEL, who should intervene setting such charges solely in those cases where there are conflicts between operators relating such charges, and they failed to reach consensus within the period specified in the interconnection legislation. Mobile termination rates in relation to national operator have been reduced approximately 6% compared to the previous rates.

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

On June 11, 2012, Law No. 20,599 was published. It regulates the installation of antennas stations and transmitters of telecommunication services. During 2013, the cost of compliance with the Antenna Law, in Chilean pesos, was of Opex of approximately $5,092,000,000 (7,091,922 euros) and CapEx of $5,057,000,000 (7,043,175 euros), using the exchange rate as of January 15, 2014.

In November 2013, Law No. 20,704 was published by virtue of which national long distance service was eliminated. This measure has to be implemented on August 2014. From that date, communications that were formerly national long distance communications and that were separately charged by the carrier will be considered local communications and will form part of the service or commercial plan provided by the local phone company to its clients. The dialing of local numbers will be modified upon the date of the national long distance service elimination.

An emergency alert system was enabled for mobile networks (2G, 3G) to inform the population in cases of disaster. The system using 4G technology will be implemented on March 2014.

On February 13, 2014, the new Regulation on Telecommunications Services, which will come into force on June 13, 2014, except certain specific obligations that must be met by the service providers prior to that date, was published. This Regulation replaces the existing to date and regulate a number of new services as Internet, Pay TV, etc. The regulation could be challenged if it is considered needed to defend the Company’s interest.

Licenses

On March 28, 2013, was published the decree by virtue of which SUBTEL granted to Telefónica Móviles Chile S.A. a public service concession for fixed and/or mobile data transmission in the 2545 MHz - 2565 MHz and 2665 MHz - 2685 MHz bands (4G technology). On November 2013, TMCH initiated the partial commercialization of 4G services, and in March 2014 the total of the commercialization will have to be implemented. 2.6 GHz concession obliges TMCH to provide a wholesale service to OMV, for what the latter had to published a completely Facilities Offer (including prices), available in non-discriminatory terms.

In October 2013, Subtel published in the Official Journal a public tender for granting public service concessions for transmitting data on 713-748 MHz and 768-803 MHz frequency bands. Three blocks of frequencies at a national level will be assigned: two blocks of 2x10 MHz and one block of 2x15 MHz. In addition of providing the data transmission service, additional obligations are set, like provide wholesale services to OMV, provide national roaming wholesale services, provide data transmission wholesale service, provide services to determined routes, locations and municipal and supported schools. Offers have to be issued by interested parties by January, 2014. In the event of a tie in the proposals, the tender will be resolved by a bid (best offer in financial terms).

Prices and tariffs

Maximum tariffs for telephony services are set every five years by the Ministry of Transport and Telecommunications and the Ministry of Economy. In addition, the Competition Tribunal may subject any telephony service to price regulation, except for mobile telephone services to the public that are expressly exempted.

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

The Tariff Decree for the period 2014-2019, for mobile telephony networks was adopted by SUBTEL on January 16, 2014, and is enforceable since January 25, 2014. The new prices imply a reduction of 73.4% as regards the previous ones.

On November 8, 2013, the fixed operation submitted its Tariff Study. On March 8, 2014, the Ministries should submit its Report of Objections and Counterproposal to the Tariff Study, in which it is likely that they will propose different tariffs. The new tariff decree will come in force on May 9, 2014.

Competition law

The principal regulation concerning competition in Chile is Decree No. 211 of 1973, whose current text was established in Decree Nº 1 of 2005 (Ministry of Economía, Fomento y Reconstrucción). The Competition Tribunal deals with infringements of competition law.

Through General Instruction No 2 (“IG2”) of December 18, 2012, the Competition Tribunal imposed that mobile phone companies cannot commercialize plans with a different price for the on-net and off-net calls, as of the effective date of the mobile Tariff Decree over access charges (January 25, 2014). In addition, fixed and mobile service packages with discounts are authorized as of the in-service date of the LTE concession (March 28, 2014).

The TuVes company, which provides PayTV services brought an appeal against IG2 before the Supreme Court, which issued a judgment on December 17, 2013, by virtue of which fixed-mobile convergent offers with a multiservice discount cannot be commercialized permanently. This affected our commercial offer focused on convergent products (Fusion and others), and as a result, possible commercial and operational solutions are being analyzed.

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

 On October 21, 2003, Law No. 25,790 became effective, extending the term for the renegotiation of concession or licensing agreements with public utilities until December 31, 2004, which was subsequently extended until December 31, 2011. As an investor in Argentina through Telefónica de Argentina, we commenced arbitration proceedings against the Republic of Argentina based on the Reciprocal Protection of Investments Treaty between Spain and Argentina for damages suffered by us because of the measures adopted by the Argentine government in connection with the renegotiation of certain concession and licensing agreements. On August 21, 2009, the parties requested the Tribunal, in accordance with Rule 43 of the ICSID Arbitration Rules, declare a resolution of the termination of the proceedings. The agreement of the parties envisages the possibility of a new request for arbitration under the ICSID Convention being submitted by Telefónica

Prices and tariffs

Additionally, Decree No. 764/00 established that providers of telephone services may freely set rates and/or prices for their service which shall be applied on a non-discriminatory basis. However, until the Secretary of Communications determines that there is effective competition for telecommunications services, the “dominant” providers in the relevant areas (which include Telefónica de Argentina) must respect the maximum tariffs established in the general tariff structure.

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

Competition law

Law 25,156, on Protection of Competition prohibits any acts or behaviors contrary to the law. The National Commission for the Defense of Competition is the authority entrusted with application of the law.

Colombia

General regulatory framework

In Colombia, telecommunications are a public service, subject to state regulation and oversight. Law 1341/09 (“Technologies of Information and Communications Law”) reformed the legal framework, establishing the general regime for information and communication technologies. Under this law, providers of network and telecommunications services in Colombia must register with the Information and Communication Technologies Minister. In addition, operators must obtain a concession from the National Television Authority (previously a Commission) in order to provide television services. The Colombian telecommunications regulator is the Comisión de Regulación de Comunicaciones or CRC.

Licenses

Regarding the licenses for the provision of mobile voice services awarded in 1994, and their amendment agreements, by virtue of which allow the usage of spectrum over the 850 MHz (25 MHz) and the 1900 MHZ (15 MHZ) bands, given for a 10 years period and extended in 2004 for another equal period, the company decided to opt to the general habilitation regime, modifying registry before the Ministry. Company requested the renewal of the licenses and permits for the use of spectrum according to the article 68 of law 1341 2009, and the Decree 2044 of 2013, in which the Ministry determined the requirements and formalities in order to be able to obtain the renewal and some criteria for establish the renewal conditions. To date, the renewal requested is still pending and the Ministry have not issued the specific conditions for the renewal.

Regarding the reversion of assets the Company and the Colombian Government had been acting within the contractual relationship, in the understanding that such reversion only applies to the scarce resource that was assigned (the spectrum), on the basis of with the legal framework issued by the national Congress, integrated by laws 422 1998 and 1341 2009.

Notwithstanding, the Constitutional Court declared possible in a conditional way article 4 of the 422 1998 Law and article 68 of 1341 2009 Law, related to the reversion of assets by Sentence C-555 of 2013, to interpret that concessional contracts subscribed before the entry into force of these legislation, shall respect “the reversion” clause 33 concluded “at the expiration of the concession term, the elements and assets directly affected by it will become National property, without imposing any compensation obligation”.

Constitutional Court Ruling C-555 was issued in February 2014. According to Court´s Opinion, reversion might entail wireless telecommunications spectrum band, as well as other assets and network related to the rendering of the service as laid down in sections 14 and 15 of Decree 1900 of 1990 and other applicable law in effect at the time of the entering into the contracts, especially those that were taking into consideration for setting the financial equilibrium of those contracts; or, if such reversion is not possible, its economic equivalence.

Upon termination of the Agreements, Telefónica and the Ministry, during the liquidation procedure, shall reach an agreement as to the scope and extension of such reversion.

In the 4G auction process, the Company obtained 30 MHz of spectrum in the 1710 to 1755 MHz band and 2110 to 2115 MHz band, resource that was assigned by the Resolution 2625 (2013), confirmed by Resolution 4142 on October 25, 2013, for a 10 years period.

Interconnection

Mobile and fixed operators in Colombia have the right to interconnect to other operators’ networks. Before the intervention of regulatory authorities, operators must attempt direct negotiations. Interconnection must assure compliance with the objectives of non-discriminatory treatment, transparency, prices based on costs plus a reasonable profit and promotion of competition. Asymmetric termination rates are regulated by CRC Resolutions 1763 and 3136 of 2011 and 3534 of 2012. Additionally, CRC Resolution 3101 of 2011 adopted a unique interconnection regime, which promotes competition and guarantees access to networks and networks elements to other providers of telecommunications, content and apps.

During 2013, the CRC issued national Roaming price regulation, extending the application of the objective value set for mobile termination rates to this service and imposing a value of $ COP 25.63 per Mbyte for 2013, $ COP 19.36 for 2014 and $ COP 13.09 for 2015.

In 2011, The Regulator issued a progressive reduction on mobile termination charges from April 2012 to 2015 and imposed the use of asymmetric mobile termination rates to Comcel (Claro) the dominant operator.

Prices and tariffs

The Technologies of Information and Communications Law, provides for free pricing for voice and Internet access services. Therefore, mobile tariffs charged to customers are not regulated, although they may not be discriminatory. Nevertheless, fixed-to-mobile tariffs are subject to a price cap. Rates are fixed by mobile operating companies and must be registered with the Comisión de Regulación de Telecomunicaciones. The regulator set a price cap depending to the changes on mobile terminations rates, being the reason why during 2013 it was $ COP 124.87.

Regulation in quality and users’ protection

During 2013 the Commission established rules to protect users in matters such as international roaming services, and ordered providers to automatically compensate users, as of January 2014, for the blocking, suspension or disconnection of fixed services. For mobile services, the Commission ordered the automatic compensation (via minutes) for dropped calls.

Television services

The Company pays the National Television Authority a periodic consideration for the license obtained in 2007 to offer television services, initially set as 10% of the gross revenues of the company for television services, reduced to 7% in 2010. Since 2012, it is based on a fixed value of $ COP 1,874.32 per user, updated yearly to the consumer gross price index (IPC) and the number of registered users.

Competition law

The Colombian Competition Law is incorporated in the Law No. 155/59, Decree No 2153/92 and Law 1340/09 on Restrictive Trade Practices. The Superintendent of Industry and Commerce is the Colombian competition authority.

Peru

General regulatory framework

The provision of telecommunications services in Peru is governed by the Telecommunications Law and related regulations.

In July 2012 the Peruvian Congress approved the Law of Promotion of the Broad Band and Construction of the National Fiber Optic Backbone, Law N° 29904. This Law declares of public necessity: (i) the construction of the National Fiber Optic Backbone which will be entitled to the government to make possible the connectivity by the broad band, and; ii) the access and use of the infrastructure associated with the public services of energy and hydrocarbon to facilitate the display of the telecommunication network for the provision of the broad band. In addition, Law N° 29904 implies that operators of electric, transport and hydrocarbon infrastructure projects will have to install fiber optic that will be entitled to the State and will be given in concession to other telecommunication operators. Also establishes that a percentage of the capacity of the National Fiber Optic Backbone will be reserved for the Government to satisfy its necessities.

In November 2013, secondary legislation of the abovementioned law Nº 29904 was approved; furthermore, on December 23, 2013, “Consorcio TV Azteca – Tendai” was awarded with the National Fiber Optic Backbone project.

Licenses

In December 2013, Telefónica del Perú S.A.A. submitted to the Transport and Communications Ministry an application to renew its concessions to provide nationwide fixed telecommunications services, for five more years. The aforementioned proceeding is still pending.

Telefónica Móviles S.A. has five mobile services concessions. Three of them (two are intended to provide mobile service in Lima and Callao and the other for the rest of the country) were renewed in March 2013 for an additional 18 years and 10 months. The last mobile concession was awarded to Telefónica in October 2013.

Although the cable distribution broadcasting service concessions have expired, they are still valid while the renew proceedings are still pending.

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

On October 17, 2013 OSIPTEL fixed in S/0.0025 per second (S/0.1478 per minute) the maximum rate applicable to local calls made from Telefónica del Perú S.A.A’s fixed telephones to mobile networks for personal and trunked communications. This new rate is in force since October 30, 2013.

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

Competition

The general competition framework in Peru is based on the Legislative Decree N° 1034. This law it is applied, in the telecommunication sector, by OSIPTEL.

Law N° 30083 was approved in September 2013, which seeks to strengthen competition in the public mobile market service by introducing mobile virtual network operators (MVNOs) and mobile rural infrastructure operators (MRIO). Mobile network operators must allow MVNOs access (when requested) to their elements and network services for a fee and should provide – through the MRIO network, upon request - public mobile services in rural areas as long as they do not own infrastructure deployed at these locations. Mobile network operators may have no legal or economic ties with MVNO accessing their network. Therefore, in principle, no Telefónica Group company could operate as a MVNO within its own network. Mobile network operators must offer MVNOs their wholesale services on terms no less favorable or discriminatory. The publication of the regulation of this Law is pending.

Main concessions and licenses held by the Telefónica Group

EUROPE	Band	Spectrum Award	Termination date
SPAIN	800 MHz	(2 x 10 MHz)	December 31, 2030
	900 MHz	(2 x 9.8 MHz)	February 4, 2015. December 31, 2030 (awarded 2X1MHz)
	900 MHz	(2 X 9,8 MHz)	December 31, 2030
	900 MHz	(E- GSM) (2X4 MHz)	December 31, 2030
	DCS-1800	(2 x 20 MHz)	December 31, 2030
	2.1 GHz	(2 x 15 MHz + 5 MHz)	April 18, 2020 (April 18, 2030)
	2.6 GHz	(2 x 20 MHz)	December 31, 2030
UNITED KINGDOM	900 MHz	(2 x 17.4 MHz)	Indefinite period
	1800 MHz	(2 x 5.8 MHz)	Indefinite period
	2100 MHz	(2 x 10 MHz + 5 MHz)	Indefinite period
	800 MHz	(2 x 10 MHz)	Indefinite period
* Since 2011, 900 MHz and 1800 MHz bands can be used to deploy UMTS.
GERMANY	1800 MHz	(2 x 17.4 MHz)	December 31, 2016
	900 MHz	(2 X 5 MHz)	December 31, 2016
	2100 MHz	(2 x 9.9 MHz)	December 31, 2020
	800 MHz	(2x10 MHz)	December 31, 2025
	2.6 GHz	(2x 20 MHz + 10 MHz)	December 31, 2025
	2.0 GHz	(2 X 5 MHz + 20MHz)	December 31, 2025
* Refarming is possible subject to a prior request and possible market distortion investigation.
IRELAND	1800 MHz	(2 x 14.4 MHz)	2015
	2100 MHz	(2 x 15 MHz + 5 MHz)	2022
	800 MHz	(2 x 10 MHz)	2013-2015
	800 MHz	(2 x 10 MHz)	2015-2030
	900 MHz	(2 x 10 MHz)	2013-2015
	900 MHz	(2 x 10 MHz)	2015-2030
	1800 MHz	(2 x 15 MHz)	2015-2030

CZECH REPUBLIC	900 MHz/1800 MHz	(2 X 12,4 MHz)/ (2 X 14 MHz)	February 7, 2016
2100 MHz	(2 X 19,8 MHz)	January 1, 2022
450 MHz	(2 x 4,44 MHz)	February 7, 2018
800 MHz	(2 x 10 MHz)	June 30, 2029
1800 MHz	(2 x 3 MHz)	June 30, 2029
2600 MHz	(2 x 20 MHz)	June 30, 2029
SLOVAKIA	900 MHz/ 1800 MHz/ 2100 MHz	(2 X 10,2 MHz) / (2 X 15 MHz) / (2 X 20 MHz + 5 MHz)	September, 2026
800 MHz	(2 x 10 MHz)	December 31, 2028
1800 MHz	(2 x 0,6 MHz)	September 7, 2026
LATIN AMERICA	Band/Services	Termination period
MEXICO	850 MHz	2025
9 concessions/1900 MHz	2018 + 20 YEARS
4 concessions/1900 MHz	2025 + 20 YEARS
8 concessions/1900 MHz	2030
6 concessions/1.7-2.16 MHz (AWS)	2030
Other concessions/licenses: Public telecommunications network to offer national and international long-distance service, fixed and public telephone services throughout the country, public telecommunications network to offer pay TV and satellite data transmission services, public telecommunications network to provide satellite data transmission services, transmission and reception rights in respect of frequency bands or signals associated with foreign satellites.

VENEZUELA	800 MHz	November 28, 2022
Private network services	December 15, 2025
Nationwide wireless fixed access	August 24, 2026
Local, national long-distance and international long-distance telephone services	December 15, 2025
1900 MHz	November 28, 2022 + 10 years
Push to talk licenses	December 15, 2025
1900 MHz (20 MHz)	November 28, 2022 + 15 years
CHILE	(Several) 800 MHz	Indefinite period
(3 national concessions) 1900 MHz	November 2002 + 30 years
(1 concession) 2.5/2.6 GHz	March 28, 2043
In addition, Telefónica de Chile holds licenses for local public telephony services, public data transmission services, VoIP services, long distance services and license to install and operate a national fiber optics network. Telefónica de Chile holds different licenses to provide limited television services.

Finally, TIWS Chile holds a license to operate and install underwater fiber optic submarine cable and land fiber optic cable transmission.

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

COLOMBIA	850 MHz (25 MHz)			Renewal proceeding
	1900 MHz (15 MHz)			Renewal proceeding
	1900 MHz (15 MHz)			2021
	1.7 GHz paired with 2.1 GHz (30 MHz)			2023
On November 8, 2011, Colombia Telecomunicaciones adhered to the general habilitation scheme contained in Law 1341/2009, and, consequently, is allowed since that date to provide any networks and telecommunications services, such as long distance carrier services, ad value services, national carrier services, and mobile services.

In addition, the Company holds a concession to provide satellite television service (DBS) and direct-to-home television (DTH).

PERÚ	Mobile Telephone	800 MHz	Lima and Callao	March 26, 2030
		1900 MHz, B Band	Lima and Callao	April 28, 2030
		800 MHZ.	National level, except Lima and Callao	December 13, 2030
		1900 MHz, B Band	National level, except Lima and Callao	June 1, 2018
	Personal Communications Services (PCS)	1,700 MHz Band, blocks A (20+20 MHz)	National	October 10, 2033
Telefónica del Perú, S.A.A. provides nationwide fixed telecommunications services according to two concessions granted on May 16, 1994 by the Ministry of Transport and Communications. The concessions were initially granted for 20 years, and may be partially renewed for additional five-year periods up to a maximum of 20 years. To date, three partial renewals extending the concession to November 27, 2027 have been approved. In December 2013, Telefónica del Peru S.A.A. submitted to the Transport and Communications Ministry an application to renew its concessions for five more years. The aforementioned proceeding is still pending.

ECUADOR
Otecel renewed the mobile telephone services concession under which it provides advanced mobile services (850 MHz B1 y B1´and 1900 MHz D y D´), including 3G services. The concession expires in November 2023 and may be renewed for an additional 15-years period.

In addition, Otecel holds a fixed and mobile carrier services concession expiring in 2017. This concession may be renewed for an additional 15-year period. The different licenses for providing added-value mobile services and Internet access services expire in 2021. This license was renewed until June 2, 2021 and may be extended for another 10 years.

CENTRAL AMERICA
COSTA RICA	Telecommunication services (6)	10.6 MHz/850 MHz		2026 (7)
30 MHz/1800 MHz
20 MHz/2100 MHz
EL SALVADOR	Telecommunication services (1)	25 MHz/850 MHz	Band B	2018(2)
		30 MHz/1900 MHz	Band C	2021
GUATEMALA	Telecommunication services (1)	80 MHz/1900 MHz	Bands B, C, E and F	2033(8)
NICARAGUA	Mobile telecommunication services	25 MHz/850 MHz	Band A	2023(3)
		60 MHz /1900	Bands B, D, E and F	2023(3)
		36 MHz /700		2023(3)
PANAMA	GSM/UMTS	25 MHz /850	Band A	2016(4)
		10 MHz/1900 MHz	Band F
URUGUAY	Mobile telephone	12.5+12.5 MHz	800 MHz	2024(5)
		5+5 MHz	1900Mhz	2022 (5)
		5+5 MHz	1900Mhz	2024 (5)
		2x5Mhz	1900Mhz	2033(9)
(1) In accordance with the Telecommunications Law all of these concessions were granted to provide any type of telecommunication services.
(2) Concessions for the use of spectrum are granted for a period of 20 years and may be renewed for additional 20 year periods once the procedures established by the Telecommunications Law are fulfilled.
(3) Telefonía Celular de Nicaragua, S.A. (TCN) obtained a concession in 1992 for a period of 10 years to use the 25 MHz spectrum in band A of 850 MHz in order to provide mobile telecommunication services. This concession was renewed for a period of 10 years from August 2013 until July 2023. The regulatory agency awarded TCN additional spectrum of 60 MHz in bands B, D, E and F of 1900. The concession may be renewed for an additional 10-year periods via negotiation with TELCOR two years in advance of the expiry of the current concession, subject to compliance by the operator with certain conditions.
(4) The concession is valid for 20 years and expires in 2016. It is renewable for an additional period in accordance with the concession contract. The Government of Panama granted the right to use 10 MHz (5+5) in the 1900 MHz until 2016, which can be renewed for a further period. In January 2013 the company has file a request for the renewal of the concession. Its terms have to be agreed with the government of Panama.
(5) The expiry date depends upon the spectrum awarded: 800 MHz band (12.5 MHz + 12.5 MHz) – 20 years from July 2004; 1900 MHz band (5 MHz + 5 MHz) – 20 years from December 2002; and 1900 MHz band (5 MHz + 5 MHz) – 20 years from July 2004.
(6) Except for traditional basic telephone services through copper networks.
(7) The concession may be renewed for a period that added to the initial period and previous renewals does not exceed 25 years from the start date.
(8) The Guatemala Congress modified the Telecommunications Law, increasing the use period to 20 years for radio, television and telephone frequency. These modifications entered into force on December 6, 2012. Operators were granted a 90-day period to request a change in usage certificate from the regulatory agency. Upon expiry of the period, an extension for a similar period may be requested. Telefónica Guatemala extended the term of the usage certificate until 2033.
(9) On March 13, 2013 URSEC (communications regulator) made a spectrum auction, which comprised spectrum of the followings bands: 900MHz, 1900MHz, AWS (1.7/2.1GHz) and AWS EXT. Telefónica acquired four paired 2x5MHz blocks of spectrum in the 1900MHz band, for U$S 32 million. Authorizations will last for 20 years.

BRASIL
Operations Area	Termination date
Region 1	450 MHz	800 MHz	900 MHz	1800 MHz	1900 MHz	2100 MHz	2,5 GHz

Rio de Janeiro	--	Band A - 29/11/20	Extension 1 - 30/04/23	Extension 9 e 10 - 30/04/23	Band L - 30/04/23	Band J - 30/04/23	Band X - 18/10/27
Espírito Santo	--	Band A - 30/11/23	Extension 1 - 30/04/23	Extension 9 e 10 - 30/04/23	Band L - 30/04/23	Band J - 30/04/23	Band X - 18/10/27
Amazonas, Roraima, Amapá, Pará e Maranhão	--	Banda B - 29/11/28	Extension 2 - 30/04/23	Extension 7, 9 e 10 - 30/04/23		Band J - 30/04/23	Band X - 18/10/27
Minas Gerais (exceto Triângulo Mineiro)	450 - 18/10/27	Band A - 29/04/23	Extension 2 - 30/04/23	Extension 11 a 14 - 30/04/23	Band L - 30/04/23	Band J - 30/04/23	Band X - 18/10/27
Minas Gerais (Triângulo Mineiro)	450 - 18/10/27	--	Band E - 28/04/20	Band E – 28/04/20	Band L - 30/04/23	Band J - 30/04/23	Band X - 18/10/27
Bahia	--	Band A - 29/06/23	Extension 1 - 30/04/23	Extension 9 e 10 - 30/04/23	Band L - 30/04/23	Band J - 30/04/23	Band X - 18/10/27
Sergipe	450 - 18/10/27	Band A - 15/12/23	Extension 1 - 30/04/23	Extension 9 e 10 - 30/04/23	Band L - 30/04/23	Band J - 30/04/23	Band X - 18/10/27
Alagoas, Ceará, Paraíba, Pernambuco, Piauí e Rio Grande do Norte	450 - 18/10/27	--	--	Band E – 30/04/23 Extensión 9 e 10 - 30/04/23	Band L - 07/12/22	Band J - 30/04/23	Band X - 18/10/27

Region 2
Paraná (Exceto Setor 20) e Santa Catarina		Band B - 08/04/28	Extension 1 - 30/04/23	Banda M - 30/04/23	Band L - 30/04/23	Band J - 30/04/23	Band X - 18/10/27
PR Setor 20 - Londrina e Tamarana		Band B - 08/04/28		Banda M - 30/04/23 Extensión 10 - 30/04/23		Band J - 30/04/23	Band X - 18/10/27
Rio Grande do Sul (Exceto Setor 30)		Band A - 17/12/22	Extension 1 - 30/04/23	Banda M - 30/04/23	Band L - 30/04/23	Band J - 30/04/23	Band X - 18/10/27
Rio Grande do Sul - Setor 30 (Pelotas, Morro Redondo, Capão do Leão e Turuçu)				Band D e M - 30/04/23	Band L - 07/12/22	Band J - 30/04/23	Band X - 18/10/27
Distrito Federal		Band A - 24/07/21	Extension 1 - 30/04/23	Band M - 30/04/23	Band L - 30/04/23	Band J - 30/04/23	Band X - 18/10/27
Goiás e Tocantins		Band A - 29/10/23	Extension 1 - 30/04/23	Banda M - 30/04/23	Band L - 30/04/23	Band J - 30/04/23	Band X - 18/10/27
Goiás (Setor 25)				Banda M - 30/04/23 Extension 7 a 10 - 30/04/23	Band L - 07/12/22	Band J - 30/04/23	Band X - 18/10/27
Mato Grosso		Band A - 30/03/24	Extension 1 - 30/04/23	Banda M - 30/04/23	Banda L - 30/04/23	Banda J - 30/04/23	Banda X - 18/10/27
Mato Grosso do Sul - Exceto Setor 22		Band A - 28/09/24	Extension 1 - 30/04/23	Banda M - 30/04/23	Band L - 30/04/23	Band J - 30/04/23	Band X - 18/10/27
Mato Grosso do Sul (Setor 22 - Município de Paranaíba)				Band M - 30/04/23 Extension 7, 9 e 10 - 30/04/23	Band L - 07/12/22	Band J - 30/04/23	Band X - 18/10/27
Rondônia		Band A - 21/07/24	Extension 1 - 30/04/23	Banda M - 30/04/23	Band L - 30/04/23	Band J - 30/04/23	Band X - 18/10/27

Acre		Band A - 15/07/24	Extension 1 - 30/04/23	Band M - 30/04/23	Band L - 30/04/23	Band J - 30/04/23	Band X - 18/10/27

Region 3
São Paulo	(4)	Band A - 05/08/23	Extension 9 e 10 - 30/04/23	Band L - 30/04/23	Band J - 30/04/23	Band X - 18/10/27
São Paulo (Ribeirão Preto, Guatapará e Bonfim Paulista)	(4)	Band A - 20/01/24	Extension 5, 9 e 10 - 30/04/23	Band L - 30/04/23	Band J - 30/04/23	Band X - 18/10/27
São Paulo (área de Franca e Región)	(4)	Band A - 05/08/23	Extension 5, 9 e 10 - 30/04/23	Band L - 30/04/23	Band J - 30/04/23	Band X - 18/10/27
São Paulo (Setor 33)			Extension 9 e 10 - 30/04/23	Band L - 07/12/22	Band J - 30/04/23	Band X - 18/10/27
(1) All Authorization Terms of the Bands A and B have already been renewed for 15 years. Therefore, it is not expected another renovation (until completed 30 years of the authorization).
(2) - The Authorization Terms of Band L, which were tied to Band A or B, were renovated at the same time of these bands.
(3) - The Band’s "L" that were realigned to the J band shall be the same date for renewal of the latter (price calculation realignment is referred at this point).
(4) - At São Paulo, only cities with CN 13-19, VIVO holds the license for 450 MHz which expire on 18/10/27.
(5) - Paraná - Sector 20 PGO - Cities of Londrina and Tamarana.
(6) - Mato Grosso do Sul - PGO Sector 22 - City of Parnaíba.
(7) - Goiás - Sector 25 PGO - Cities of Buriti Alegre, Cachoeira Dourada Inaciolândia, Itumbiara, Paranaiguara and San Simon.
(8) - São Paulo - Sector 33 PGO - Altinópolis, Aramina, Batatais, Brodowski, Buritizal, Cajuru, the Coconut Cassia, Colombia, France, Guaira, Guara, Ipuã, Ituverava, Jardinópolis, Miguelópolis, Morro Agudo, Nuporanga, Orlândia, Ribeirão Chain, Sales de Oliveira, Santa Cruz Hope, Joy and Santo Antonio Sao Joaquim da Barra.