Form 20-F
period 2014-12-31
TELEFONICA S A
filed 2015-02-27
CIK 814052

As filed with the Securities and Exchange Commission on February 27, 2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _____ to _____
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
Distrito Telefónica, Ronda de la Comunicación, s/n, 28050 Madrid, Spain
Tel. +34 91 482 8700, Fax. +34 91 482 8600, e-mail: ir@telefonica.com
(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, nominal value 1.00 euro per share* American Depositary Shares, each representing one Ordinary Share	New York Stock Exchange New York Stock Exchange

Guarantees** by Telefónica, S.A. of the $1,250,000,000 Fixed Rate Notes Due 2015; $900,000,000 Fixed Rate Guaranteed Senior Notes Due 2015; $1,250,000,000 Fixed Rate Guaranteed Senior Notes Due 2016; $1,250,000,000 Fixed Rate Guaranteed Senior Notes Due 2016; $700,000,000 Fixed Rate Guaranteed Senior Notes Due 2017; $500,000,000 Floating Rate Guaranteed Senior Notes Due 2017; $1,250,000,000 Fixed Rate Guaranteed Senior Notes Due 2018; $1,000,000,000 Fixed Rate Notes Due 2019; $1,400,000,000 Fixed Rate Guaranteed Senior Notes Due 2020; $1,500,000,000 Fixed Rate Guaranteed Senior Notes Due 2021; $750,000,000 Fixed Rate Guaranteed Senior Notes Due 2023;  $2,000,000,000 Fixed Rate Guaranteed Senior Notes Due 2036; each of Telefónica Emisiones, S.A.U.; and of the $1,250,000,000 Fixed Rate Guaranteed Senior Notes Due 2030 of Telefónica Europe, B.V.
New York Stock Exchange

*	Not for trading, but only in connection with the listing of American Depositary Shares, pursuant to the requirements of the New York Stock Exchange.

**
Not for trading, but only in connection with the listing of the $1,250,000,000 Fixed Rate Notes Due 2015; $900,000,000 Fixed Rate Guaranteed Senior Notes Due 2015; $1,250,000,000 Fixed Rate Guaranteed Senior Notes Due 2016; $1,250,000,000 Fixed Rate Guaranteed Senior Notes Due 2016; $700,000,000 Fixed Rate Guaranteed Senior Notes Due 2017; $500,000,000 Floating Rate Guaranteed Senior Notes Due 2017; $1,250,000,000 Fixed Rate Guaranteed Senior Notes Due 2018; $1,000,000,000 Fixed Rate Notes Due 2019;  $1,400,000,000 Fixed Rate Guaranteed Senior Notes Due 2020; $1,500,000,000 Fixed Rate Guaranteed Senior Notes Due 2021; $750,000,000 Fixed Rate Guaranteed Senior Notes Due 2023; and  $2,000,000,000 Fixed Rate Guaranteed Senior Notes Due 2036;  each of Telefónica Emisiones, S.A.U., and the $1,250,000,000 Fixed Rate Guaranteed Senior Notes Due 2030 of Telefónica Europe, B.V. (each a wholly-owned subsidiary of Telefónica, S.A.)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each class of capital stock of Telefónica, S.A. at December 31, 2014 was:

Ordinary Shares, nominal value 1.00 euro per share: 4,657,204,330

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

Yes ☐   No ☒

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this Annual Report can be identified, in some instances, by the use of words such as “will,” “shall,” “target,”  “expect,” “aim,” “hope,” “anticipate,” “should,” “may,” “might,” “assume,” “estimate,” “plan,” “intend,” “believe” and similar language or other formulations of a similar meaning or, in each case, the negative formulations thereof. Other forward-looking statements can be identified in the context in which the statements are made or by the forward-looking nature of discussions of strategy, plans or intentions. These statements appear in a number of places in this Annual Report including, without limitation, certain statements made in “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and include statements regarding our intent, belief or current expectations with respect to, among other things:

•	the effect on our results of operations of competition in telecommunications markets;

•	trends affecting our business financial condition, results of operations or cash flows;

•	acquisitions, investments or divestments which we may make in the future;

•	our capital expenditures plan;

•	our estimated availability of funds;

•	our ability to repay debt with estimated future cash flows;

•	our shareholder remuneration policies;

•	supervision and regulation of the telecommunications sectors where we have significant operations;

•	our strategic partnerships; and

•	the potential for growth and competition in current and anticipated areas of our business.

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

•	compliance with anti-corruption laws and regulations and economic sanctions programs;

•	customers’ perceptions of services offered by us;

•	the actions of existing and potential competitors in each of our markets as well as the potential effects of technological changes;

•	failure of suppliers to provide necessary equipment and services on a timely basis;

•	the impact of unanticipated network interruptions including due to cyber-security actions;

•	the effect of reports suggesting that electromagnetic fields may cause health problems;

•	the impact of impairment charges on our goodwill and assets as a result of changes in the regulatory, business or political environment;

•
potential liability resulting from our internet access and hosting services arising from illegal or illicit use of the internet, including the inappropriate dissemination or modification of consumer data; and

•	the outcome of pending or future litigation or other legal proceedings.

Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date of this Annual Report. We do not undertake any obligation to update any forward-looking statements that may be made to reflect events or circumstances after the date of this Annual Report including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

CERTAIN TERMS AND CONVENTIONS

Our ordinary shares, nominal value 1.00 euro per share, are currently listed on each of the Madrid, Barcelona, Bilbao and Valencia stock exchanges (collectively, the “Spanish Stock Exchanges”) and are quoted through the Automated Quotation System under the symbol “TEF.” They are also listed on the London and Buenos Aires stock exchanges. American Depositary Shares (“ADSs”), each representing the right to receive one ordinary share, are listed on the New York Stock Exchange and on the Lima Stock Exchange. ADSs are evidenced by American Depositary Receipts (“ADRs”) issued under a Deposit Agreement with Citibank, N.A., as Depositary.

As used herein, “Telefónica,” “Telefónica Group,” “Group”, the “Company” and terms such as “we,” “us” and “our” mean Telefónica, S.A. and its consolidated subsidiaries, unless the context requires otherwise.

As used herein, “Atento” means Atento, Inversiones y Teleservicios, S.A. and its consolidated subsidiaries, unless the context requires otherwise.

Below are definitions of certain technical terms used in this Annual Report:

“Access” refers to a connection to any of the telecommunications services offered by us. We present our customer base using accesses as a data point because the integration of telecommunications services in bundled service packages has changed the way residential and corporate customers contract for our services. A single fixed customer may contract for multiple services, and we believe it is more useful to count the number of accesses a customer has contracted for, than to merely count the number of our customers. For example, a customer that has fixed line telephony service and broadband service is counted as two accesses rather than as one customer. For mobile customers, we count each active SIM as an access regardless of the number of services contracted through the SIM, e.g. voice and data.

“ARPU” is the average revenues per user per month. ARPU is calculated by dividing total gross service revenues (excluding inbound roaming revenues) from sales to customers for the preceding 12 months by the weighted average number of accesses for the same period, and then dividing by 12.

“Bundles” refer to combination products that combine fixed services (wirelines, broad bands and television) and mobile services.

“Churn” is the percentage of disconnections over the average customer base during a given period.

“Cloud computing” is the delivery of computing as a service rather than a product, whereby shared resources, software and information are provided to computers and other devices as a utility over a network (typically the Internet).

“Commercial activity” includes the addition of new lines, replacement of handsets, migrations and changes in types of contracts.

“Data ARPU” is the average data revenues per user per month. Data ARPU is calculated by dividing total data revenues (from sources such as Short Message Service (SMS), Multimedia Messaging Services (MMS), other mobile data services such as mobile connectivity and mobile internet, premium messaging, downloading ringtones and logos, mobile mail and wireless application protocol (WAP) connectivity from sales to customers for the preceding 12 months by the weighted average number of accesses for the same period, and then dividing by 12.

“Data revenues” include revenues from SMS, MMS, other mobile data services such as mobile connectivity and mobile internet, premium messaging, downloading ringtones and logos, mobile mail and WAP connectivity from sales to customers.

“Data traffic” includes all traffic from Internet access, messaging (SMS, MMS) and connectivity services that is transported by the networks owned by Telefónica.

“Final client accesses” means accesses provided directly to residential and corporate clients.

“Fixed telephony accesses” includes public switched telephone network, or PSTN, lines (including public use telephony), and integrated services digital network, or ISDN, lines and circuits. For purposes of calculating our number of fixed line accesses, we multiply our lines in service as follows: PSTN (x1); basic ISDN (x1); primary ISDN (x30, x20 or x10); 2/6 digital accesses (x30).

"Fixed termination rates" is an established fixed network tariff that applies when a customer makes a call to someone in a network operated by another operator.

“FTTx” is a generic term for any broadband network architecture that uses optical fiber to replace all or part of the metal local loop typically used for the last mile of telecommunications wiring.

“Gross adds” means the gross increase in the customer base measured in terms of accesses in a period.

“HDTV” or "high definition TV" has at least twice the resolution of standard definition television (SDTV), allowing it to show much more detail than an analog television or digital versatile disc (DVD).

“Incoming revenues” refers to the interconnection revenues derived from the completion of calls made from outside mobile or fixed carriers into Telefónica´s network.

“Interconnection revenues” means revenues received from other operators which use our networks to connect to our customers.

“Internet and data accesses” include broadband accesses (including retail asymmetrical digital subscriber line “ADSL,” very high bit-rate digital subscriber line “VDSL”, satellite, fiber optic and circuits over 2 Mbps), narrowband accesses (Internet service through the PSTN lines) and the remaining non-broadband final client circuits. Internet and data accesses also include “Naked ADSL”, which allows customers to subscribe for a broadband connection without a monthly fixed line fee.

“IPTV” (Internet Protocol Television) refers to distribution systems for television subscription signals or video using broadband connections over the IP protocol.

“ISP” means Internet service provider.

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

“LTE” means Long Term Evolution, a 4G mobile access technology.

“M2M”, or machine to machine, refers to technologies that allow both mobile and wired systems to communicate with other devices of the same ability.

“Market share” is the percentage ratio of the number of final accesses or operator revenues over the existing total market in an operating area.

“Mobile accesses” includes accesses to the mobile network for voice and/or data services (including connectivity). Mobile accesses are categorized into contract and prepay accesses.

“Mobile broadband” includes Mobile Internet (internet access from devices also used to make voice calls such as smartphones), and Mobile Connectivity (internet access from devices that complement fixed broadband, such as PC Cards/dongles, which enable large amounts of data to be downloaded on the move).

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

“Net adds” means the difference between the customer bases measured in terms of accesses at the end of the period and the beginning of the period.

“Non SMS data revenues” means data revenues excluding SMS revenues.

“OTT services” or “over the top services” means services provided through the Internet (such as television).

“Outgoing revenues” refers to mobile voice or data revenues derived from our consumers´ consumed service.

“P2P SMS” means person to person short messaging service (usually sent by mobile customers).

“Pay-TV” includes cable TV, direct to home satellite TV, or DTH, and Internet Protocol TV, or IPTV.

“Revenues” means net sales and revenues from rendering of services.

“Service revenues” means revenues less revenues from handset sales. Service revenues are mainly related to telecommunications services, especially voice revenues and data revenues (SMS and data traffic download and upload revenues) consumed by our customers.

“SIM” means subscriber identity module, a removable intelligent card used in mobile handsets, USB modems, etc. to identify the user in the network.

“Unbundled local loop”, or ”ULL” includes accesses to both ends of the copper local loop leased to other operators to provide voice and DSL services (fully unbundled loop, fully UL) or only DSL service (shared unbundled loop, “shared UL”).

“Voice Traffic” means voice minutes used by our customers over a given period, both outbound and inbound.

“VoIP” means voice over Internet protocol.

“Wholesale accesses” means accesses we provide to our competitors, who then sell services over such accesses to their residential and corporate clients.

“Wholesale ADSL” means accesses of broad band or fiber that we provide to our competitors, who then sell services over such accesses to their residential and corporate clients.

In this Annual Report we make certain comparisons in local currency or on a “constant euro basis” or “excluding foreign exchange rate effects” in order to present an analysis of the development of our results of operations from year-to-year without the effects of currency fluctuations. To make comparisons on a local currency basis, we compare financial items in the relevant local currency for the periods indicated as recorded in the relevant local currency for such periods. To make comparisons on a “constant euro basis” or “excluding foreign exchange rate effects,” we convert the relevant financial item into euro using the prior year’s average euro to relevant local currency exchange rate. In addition, we present certain financial information excluding the effects of Venezuela being considered a hyperinflationary economy in 2012, 2013 and 2014 by eliminating all adjustments made as a result of such consideration.

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

Our consolidated financial statements as of December 31, 2013 and 2014, and for the years ended December 31, 2012, 2013 and 2014 included elsewhere in this Annual Report including the notes thereto (the “Consolidated Financial Statements”), are prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

PART I

Item 1.	Identity of Directors, Senior Management and Advisors

A. Directors and Senior Management

Not applicable.

B. Advisers

Not applicable.

C. Auditors

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A. Selected Financial Data

The following table presents certain selected consolidated financial data. It is to be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the Consolidated Financial Statements. The consolidated income statement and cash flow data for the years ended December 31, 2012, 2013 and 2014 and the consolidated statement of financial position data as of December 31, 2013 and 2014 set forth below are derived from, and are qualified in their entirety by reference to the Consolidated Financial Statements. The consolidated income statement and cash flow data for the years ended December 31, 2010 and 2011 and the consolidated statement of financial position data as of December 31, 2010, 2011 and 2012 set forth below are derived from Telefónica, S.A.’s consolidated financial statements for such years, which are not included herein.

Our Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB.

The basis of presentation is described in detail in Note 2 to our Consolidated Financial Statements.

Millions of euros	2010	2011	2012	2013	2014
Revenues	60,737	62,837	62,356	57,061	50,377
Other income	5,869	2,107	2,323	1,693	1,707
Supplies	(17,606)	(18,256)	(18,074)	(17,041)	(15,182)
Personnel expenses	(8,409)	(11,080)	(8,569)	(7,208)	(7,098)
Other expenses	(14,814)	(15,398)	(16,805)	(15,428)	(14,289)
Depreciation and amortization	(9,303)	(10,146)	(10,433)	(9,627)	(8,548)
OPERATING INCOME	16,474	10,064	10,798	9,450	6,967
Share of (loss) profit of associates	76	(635)	(1,275)	(304)	(510)
Net finance expense	(2,537)	(2,782)	(3,062)	(2,696)	(2,519)
Net exchange differences	(112)	(159)	(597)	(170)	(303)
Net financial expense	(2,649)	(2,941)	(3,659)	(2,866)	(2,822)
PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	13,901	6,488	5,864	6,280	3,635
Corporate income tax	(3,829)	(301)	(1,461)	(1,311)	(383)
PROFIT FOR THE YEAR FROM CONTINUING OPERATIONS	10,072	6,187	4,403	4,969	3,252
Profit after taxes from discontinued operations	−	−	−	−	−
PROFIT FOR THE YEAR	10,072	6,187	4,403	4,969	3,252
Non-controlling interests	95	(784)	(475)	(376)	(251)
PROFIT FOR THE YEAR ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	10,167	5,403	3,928	4,593	3,001
Weighted average number of shares (thousands)(1)	4,705,217	4,693,707	4,603,539	4,627,912	4,606,389
Basic and diluted earnings per share from continuing operations attributable to equity holders of the parent (euro)(1)	2.16	1.15	0.85	0.99	0.61
Basic and diluted earnings per share attributable to equity holders of the parent (euro)(1)	2.16	1.15	0.85	0.99	0.61
Earnings per ADS (euro)(1)(2)	2.16	1.15	0.85	0.99	0.61
Weighted average number of ADS (thousands)(1)(2)	4,705,217	4,693,707	4,603,539	4,627,912	4,606,389
Cash dividends per ordinary share (euro)	1.30	1.52	0.82	0.35	0.75
Consolidated Statement of Financial Position Data
Cash and cash equivalents	4,220	4,135	9,847	9,977	6,529
Property, plant and equipment	35,802	35,469	35,021	31,040	33,343
Total assets	129,775	129,623	129,773	118,862	122,299
Non-current liabilities	64,599	69,662	70,601	62,236	62,311
Equity (net)	31,684	27,383	27,661	27,482	30,289
Capital stock	4,564	4,564	4,551	4,551	4,657
Consolidated Cash Flow Data
Net cash from operating activities	16,672	17,483	15,213	14,344	12,193
Net cash used in investing activities	(15,861)	(12,497)	(7,877)	(9,900)	(9,968)
Net cash used in financing activities	(5,248)	(4,912)	(1,243)	(2,685)	(4,041)

(1)
The per share and per ADS computations for all periods presented have been presented using the weighted average number of shares and ADSs, respectively, outstanding for each period, and have been adjusted to reflect the stock dividends which occurred during the periods presented, as if these had occurred at the beginning of the earliest period presented, and have also been adjusted for mandatorily convertible notes issued in 2014. In accordance with IAS 33 (“Earnings per share”), the weighted average number of ordinary shares and ADSs outstanding for each of the periods covered has been restated to reflect the issuance of shares pursuant to Telefónica’s scrip dividend in June 2012 and December 2014. As a consequence, basic and diluted earnings per share have also been restated from 2010 to 2013.

(2)
Until January 20, 2011, each ADS represented the right to receive three ordinary shares. Since January 21, 2011, each ADS represents the right to receive one ordinary share. The above figures have been restated accordingly. Figures do not include any charges of the ADS Depositary.

Exchange Rate Information

As used in this Annual Report, the term “Noon Buying Rate” refers to the rate of exchange for euro, expressed in U.S. dollars per euro, in the City of New York for cable transfers payable in foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes. The Noon Buying Rate certified by the New York Federal Reserve Bank for the euro on February 20, 2015 was $1.1372= 1.00 euro. The following tables describe, for the periods and dates indicated, information concerning the Noon Buying Rate for the euro. Amounts are expressed in U.S. dollars per 1.00 euro.

Noon Buying Rate
Year ended December 31,	Period end	Average (1)	High	Low
2010	1.3269	1.3218	1.4536	1.1959
2011	1.2973	1.4002	1.4875	1.2926
2012	1.3186	1.2909	1.3463	1.2062
2013	1.3779	1.3303	1.3816	1.2774
2014	1.2101	1.3155	1.3816	1.2447
2015 (through February 20, 2015)	1.1372	1.1516	1.2015	1.1279
Source: Federal Reserve Bank of New York.
(1)	The average of the Noon Buying Rates for the euro on the last day reported of each month during the relevant period.

Noon Buying Rate
Month ended	High	Low
August 31, 2014	1.3436	1.3150
September 30, 2014	1.3136	1.2628
October 31, 2014	1.2812	1.2517
November 30, 2014	1.2554	1.2394
December 31, 2014	1.2504	1.2101
January 31, 2015	1.2015	1.1279
February 28, 2015 (through February 20, 2015)	1.1462	1.1300
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

Our consolidated results are affected by fluctuations between the euro and the currencies in which the revenues and expenses of some of our consolidated subsidiaries are denominated and recorded (principally the Brazilian real, the pound sterling, the Argentine peso, the Peruvian nuevo sol, the Chilean peso, the Colombian peso, the Mexican peso and the Venezuelan bolívar fuerte). See Note 3 (b) to our Consolidated Financial Statements for information on the exchange rate translation methodology we used in preparing our consolidated financial information.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The Telefónica Group's business is conditioned by a series of intrinsic risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The main risks and uncertainties facing the Company which could affect its business, financial position, reputation, corporate image and brand and its results of operations, must be considered jointly with the information in the Consolidated Financial Statements, and are as follows:

Group-related risks

Worsening of the economic and political environment could negatively affect Telefónica’s business.

Telefónica’s international presence enables the diversification of its activities across countries and regions, but it is affected by various legislations, as well as the political and economic environments of the countries in which it operates. Any adverse developments or even uncertainties in this regard, including exchange-rate or sovereign-risk fluctuations, may adversely affect the business, financial position, cash flows and/or the performance of some or all of the Group’s financial indicators.

With respect to the economic environment, the Telefónica Group’s business is impacted by overall economic conditions in each of the countries in which it operates. Economic conditions may adversely affect the level of demand of existing and prospective customers, as they may no longer deem critical the services offered by the Group. Factors such as high debt levels, ongoing restructuring of the banking sector, the implementation of pending structural reforms and continued fiscal austerity measures could hinder more dynamic growth in Europe and, in turn, the consumption and volume of demand for the Group's services, which could materially adversely affect the Group’s business, financial condition, results of operations and cash flows.

The soft economic recovery in Europe together with low inflation rates, and the risk of deflation, has led and may still lead to monetary and fiscal easing from key players, with a view to creating a relatively benign scenario for Europe. In this region, the Telefónica Group generated 23.9% of its total revenues in Spain, 14.0% in the United Kingdom and 11.0% in Germany in 2014.

In addition, the Group’s business may be affected by other possible effects from the economic crisis, including possible insolvency of key customers and suppliers.

In Latin America, the most important challenge is the exchange-rate risk in Venezuela and Argentina, given the negative impact that a depreciation in their currencies could have on cash flows from both countries. International financial conditions may be unfavorable and may lead to potential periods of volatility linked to the evolution of the developed financial markets (especially long-term interest rates in the United States affected by the U.S. Federal Reserve’s intervention that are not discounted in the market), an economic slowdown in Asia (a key region for Latin America) and slow progress with structural reforms projects in the majority of these countries limiting potential for higher growth rates. Among the most significant macroeconomic risk factors in the region are the high inflation rates, negative economic growth and high internal and external funding needs in Venezuela. These funding needs are significant and are affected by the recent fall in oil prices, which is the main and almost sole source of foreign currency in the country. These factors are affecting Venezuela’s competitiveness and may result in a currency devaluation. Other risks in the region are Argentina’s high level of inflation coupled with a phase of economic slowdown and weak public finances. Moreover, the recent decline in the prices of oil and other commodities could have a negative impact on the external accounts of countries such as Brazil, Chile, Peru and Colombia.

In relation to the political environment, the Group’s investments and operations in Latin America could be affected by a series of risks related to economic, political and social factors in these countries, collectively denominated “country risk”. For the year ended December 31, 2014, Telefónica Hispanoamérica and Telefónica Brazil represented 26.1% and 22.3% of the Telefónica Group’s revenues, respectively. Moreover, approximately 9.6% of the Group’s revenues in the telephony business are generated in countries that do not have investment grade status (in order of importance, Argentina, Venezuela, Ecuador, Nicaragua, Guatemala, El Salvador and Costa Rica), and other countries are only one notch away from losing this threshold. It is also significant that, despite clear improvements in Brazil, the uncertainty surrounding the political situation, fiscal policy stimuli and a relatively high inflation rate could result in a rating downgrade that, depending on the extent of such downgrade, could result in strong exchange-rate volatility due to an outflow of investments, especially in relation to fixed-income.

“Country risk” factors include the following:

•
government regulation or administrative policies may change unexpectedly, including changes that modify the terms and conditions of licenses and concessions and their renewal (or delay their approvals), which could negatively affect the Group’s business in such countries;

•
abrupt exchange-rate fluctuations may occur mainly due to high levels of inflation and both fiscal and external deficits with the resulting exchange-rate overvaluation. This movement could lead to strong exchange-rate depreciation in the context of a floating exchange rate regime, a significant devaluation off the back of abandoning fixed exchange rates regimes or the introduction of varying degrees of restrictions on capital movement. For example, in Venezuela, the official U.S. dollar to bolívar fuerte exchange rate is established by the Central Bank of Venezuela and the Minister of Finance, with an alternative market for attracting foreign currency through the Complementary System for Administration of Foreign Currency (Sistema Complementario de Administración de Divisas or “SICAD”) regular and selective auctions. In February 2015, a new Exchange Rate Agreement was established, including the regulations for the Foreign Exchange Marginal System (SIMADI), and the Central Bank of Venezuela published on February 18, 2015 a weighted average exchange rate equal to 172.1 bolívares to the U.S. dollar for the markets referred to in chapters II and IV of such Exchange Rate Agreement. Additionally, the acquisition or use of foreign currencies by Venezuelan or Argentinean companies (in some cases) to pay foreign debt or dividends is subject to the pre-authorization of the relevant authorities. Also, the Argentinean peso, despite its recent stability, continues to be under the threat of a sustained accelerated depreciation against the U.S. dollar;

•	governments may expropriate or nationalize assets, make adverse tax decisions or increase their participation in the economy and in companies;

•	economic-financial downturns, political instability and civil disturbances may negatively affect the Telefónica Group’s operations in such countries; and

•
maximum limits on profit margins may be imposed in order to limit the prices of goods and services through the analysis of cost structures. For example, in Venezuela, a maximum profit margin has been introduced that will be set annually by the Superintendence for Defense of Socioeconomic Rights.

Any of the foregoing may adversely affect the business, financial position, results of operations and cash flows of the Group.

The Group's financial condition and results of operations may be adversely affected if it does not effectively manage its exposure to foreign currency exchange rates, interest rates or financial investment risks.

At December 31, 2014, 70% of the Group’s net debt (in nominal terms) was pegged to fixed interest rates for a period greater than one year, while 27% was denominated in a currency other than the euro.

To illustrate the sensitivity of financial expenses to a change in short-term interest rates at December 31, 2014: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica has a financial position at that date would lead to an increase in financial expenses of 111 million euros, (ii) whereas a 100 basis points decrease in interest rates in all currencies except the euro, the U.S. dollar and the pound sterling (these to zero rates in order to avoid negative rates), would lead to a reduction in financial expenses of 68 million euros. These calculations were made using the same balance position in each currency and same balance position equivalent at such date and bearing in mind the derivative financial instruments arranged.

According to the Group's calculations, the impact on results and specifically changes in the value of a 10% depreciation of Latin American currencies against the U.S. dollar and a 10% depreciation of the rest of the currencies against the euro would result in exchange losses of 76 million euros, primarily due to the weakening of the Venezuelan bolivar and the Argentinean peso. These calculations were made using the same balance position in each currency with an impact on profit or loss at such date, including derivative instruments in place. For the year ended December 31, 2014, 22.8% of the Telefónica Group's operating income before depreciation and amortization (OIBDA) was concentrated in Telefónica Brazil, 26.2% in Telefónica Hispanoamérica and 11.2% in the Telefónica United Kingdom.

The Telefónica Group uses a variety of strategies to manage these risks, mainly through the use of financial derivatives, which themselves also expose us to risk, including counterparty risk. Furthermore, the Group’s risk management strategies may not achieve the desired effect, which could adversely affect the Group’s business, financial condition, results of operations and cash flows.

Existing or worsening conditions in the financial markets may limit the Group's ability to finance, and consequently, the ability to carry out its business plan.

The performance, expansion and improvement of the Telefónica Group's networks, the development and distribution of the Telefónica Group's services and products, the development and implementation of the Company's strategic plan, the development and implementation of new technologies or the renewal of licenses as well as expansion of our business in countries where we operate may require a substantial amount of financing.

The performance of financial markets in terms of liquidity, cost of credit, access and volatility, continues to be overshadowed by persisting uncertainty regarding certain factors such as the pace of economic recovery, the health of the international banking system and concerns regarding the burgeoning deficits of some European countries. The worsening international financial market credit conditions caused by some of these factors could make it more difficult and more expensive to refinance existing financial debt or arrange new debt if necessary, and more difficult to raise funds from the Group's shareholders, and may negatively affect the Group's liquidity. At December 31, 2014, gross financial debt scheduled to mature in 2015 amounted to 8,491 million euros (which includes the net position of derivative financial instruments and certain current payables), and gross financial debt scheduled to mature in 2016 amounted to 8,407 million euros. Despite having covered gross debt maturities of 2015, 2016 and part of 2017 by available cash and lines of credit at December 31, 2014, possible difficulties in maintaining the current safety margin, or the risk that this could be significantly and unexpectedly exhausted, could force Telefónica to use resources allocated for other investments or commitments for payment of its financial debt, which could have a negative effect on the Group's businesses, financial position, results of operations or cash flows.

In 2013 the Telefónica Group issued bonds mainly (i) in euro totaling 3,250 million euros with an average coupon of 3.690%; (ii) in dollars totaling 2,000 million U.S. dollars with an average coupon of 3.709%; and (iii) in Swiss Francs totaling 225 million Swiss francs with an annual coupon of 2.595%. The Telefónica Group also issued undated deeply subordinated securities in euros totaling 1,750 million euros with an average coupon of 6.902%; and in sterling pounds totaling 600 million sterling pounds with a coupon of 6.750%. In 2014 the Telefónica Group issued bonds mainly in the European market with a maturity of eight years totaling 1,250 million euros with an annual coupon of 2.242%, and bonds with a fifteen-year maturity totaling 800 million euros with an annual coupon of 2.932%. In addition, the Telefónica Group issued undated deeply subordinated securities in 2014 totaling 2,600 million euros with an average coupon of 5.075%.

Despite having its gross debt maturities profile covered for more than two years, obtaining financing on the international capital markets could also be restricted, in terms of access and cost, if Telefónica's credit ratings are revised downwards, either due to lower solvency or operating performance, or as a result of a downgrade in the rating for Spanish sovereign risk by rating agencies. Any of these situations could have a negative impact on the Group's ability to meet its debt maturities.

Moreover, market conditions could make it harder to renew existing undrawn credit lines, 8% of which, at December 31, 2014, were scheduled to mature prior to December 31, 2015.

In addition, the impact of the sovereign debt crisis and the rating downgrades in certain Eurozone countries should be taken into account. Any deterioration in the sovereign debt markets, doubts about developments in European projects (such as implementation of the banking union project, the results of the elections in Europe, including Spain among others, or progress towards fiscal integration), as well as further credit restrictions by the banking sector could have an adverse effect on the Telefónica Group's ability to access funding and/or liquidity, which could have a significant adverse effect on the Group's businesses, financial position, results of operations and cash flows.

Risks Relating to the Group’s Industry

The Group operates in a highly regulated industry which requires government concessions for the provision of a large part of its services and the use of spectrum, which is a scarce and costly resource.

The telecommunications sector is subject to laws and regulations in different countries, and additionally, many of the services the Group provides require the granting of a license, concession or official approval, which usually requires certain obligations and investments to be made, such as those relating to spectrum availability. Among the main risks of this nature are those related to spectrum regulation and licenses/concessions, rates, universal service regulation, regulated wholesale services over fiber networks, privacy, functional separation of businesses and network neutrality.

Thus, as the Group provides most of its services under licenses, authorizations or concessions, it is vulnerable to administrative bodies’ decisions, such as economic fines for serious breaches in the provision of services and, potentially, revocation or failure to renew these licenses, authorizations or concessions, or the granting of new licenses to competitors for the provisions of services in a specific market.

In this regards, the Telefónica Group pursues its license renewals in the terms referred in their respective contractual conditions, though it cannot guarantee that it will always complete this process successfully or under the most beneficial terms for the Group. In many cases complying with certain obligations is required, including, among others, minimum specified quality, service and coverage standards and capital investment. Failure to comply with these obligations could result in the imposition of fines, revision of the contractual terms, or even the revocation of the license, authorization or concession. Additionally, the Telefónica Group could be affected by regulatory actions carried out by the antitrust authorities. These authorities could prohibit certain actions, such as new acquisitions or specific practices, create obligations or lead to heavy fines. Any such measures implemented by the competition authorities could result in economic and/or reputational loss for the Group, in addition to a loss of market share and/or harm to the future growth of certain businesses.

Regulation of spectrum and government concessions

In Europe, the amendments by the EU Parliament to the Commission’s proposal on the “Digital Single Market” (the “DSM”) package of measures are currently being discussed by the European Council. The “DSM” measures include important measures affecting, inter alia, spectrum regulation. Although these measures are not yet final, they could have significant implications as they include new provisions on secondary markets, criteria to apply at auctions, renewals and terms of licenses, etc.

In addition, the main allocation criteria for the 700 MHz band of “Digital Dividend II” (the second spectrum allocation process from television operators to electronic communications services) will be defined in the coming years. This could require new cash outflows ahead of the Group’s previously anticipated schedule (it is expected that the spectrum will be available between 2018 and 2021).

Nevertheless, Germany will be the first country in Europe to award spectrum in the 700 MHz band. On January 29, 2015, the German regulator (“BNetzA”) published respective final decisions on the spectrum allocation proceedings and on the auction conditions of the 700 MHz and 1500 MHz bands. The auction will also include the spectrum corresponding to GSM licenses – the entire 900 MHz band and most of the 1800 MHz band (which will expire at the end of 2016) –. Interested bidders may submit applications by March 6, 2015. The auction (Simultaneous Multi-Round Auction) will take place in the second quarter of 2015.

On July 4, 2014, BNetzA adopted a decision concerning the frequency aspects of the Telefónica Deutschland Holding AG merger with E-Plus Mobilfunk GmbH & Co KG (“E-Plus”). BNetzA has instructed Telefónica Deutschland (the surviving entity after the merger takes place) to anticipate the termination of its rights of use in the 900 / 1800 MHz bands by December 31, 2015, (instead of December 31, 2016), if Telefónica Deutschland does not reacquire these frequencies at the above-mentioned auction proceeding. Both Telefónica Deutschland and E-Plus have legally challenged this BNetzA decision on August 4, 2014. The German regulator also announced that, once the auction of spectrum mentioned above is over, it will perform a frequency distribution analysis, and determine whether any additional action is needed, particularly in the area of the 2GHz spectrum band granted to Telefonica Deutschland.

In addition, and within the framework of the conditions imposed by the European Commission in connection with the merger, the surviving entity of the merger is obliged to offer up to 2x10 MHz in the 2600 MHz as well as up to 2x10 MHz in the 2100 MHz spectrum band to one potential new mobile network operator. This offer is open to any potential new mobile network operator that had declared a respective interest by December 31, 2014 and to the operator with whom Telefónica Deutschland has signed the network access agreement (Drillisch Group).

On December 26, 2014, the Spanish Government adopted a law in which it delayed, to a maximum period ended on April 1, 2015, the effective delivery of the frequencies in the 800 MHz spectrum which are part of the "Digital Dividend" (the spectrum allocation process from television operators to electronic communications services), and which were expected to be delivered on January 1, 2015 to the already awarded mobile operators. The license term has been extended accordingly to April 24, 2031.

In the United Kingdom a significant increase in the annual license fees charged for the use of the spectrum in 900 MHz and 1800 MHz bands has been proposed by the regulator (the Office of Communications (“Ofcom”)). The outcome of it remains uncertain. Separately, the United Kingdom Government announced recently an agreement with the United Kingdom mobile operators, including Telefonica United Kingdom, under which the mobile operators would accept a 90% geographic coverage obligation for voice and text services. Given the agreement, Ofcom has agreed to consider the impact of the geographic coverage obligation on its valuation of annual fees for 900 MHz and 1800 MHz spectrum. This is expected to delay Ofcom’s decision. In addition, on November 7, 2014, Ofcom released a public consultation on the award of 2.3 GHz and 3.4 GHz bands that is expected to take place in late 2015 or early 2016.

In Latin America, spectrum auctions are expected to take place implying potential cash outflows to obtain additional spectrum or to meet the coverage requirements associated with these licenses. Specifically, the procedures expected to take place in 2015 are:

•	Peru: The government announced plans to auction the 700 MHz spectrum band in the first half of 2015 (three blocks of 2x15 MHz have been defined).

•	Costa Rica: Costa Rica’s government has communicated its intention to auction spectrum in the 1800 MHz and AWS bands during 2015.

•
Mexico: The Federal Institute of Telecommunications (Instituto Federal de Telecomunicaciones) (“IFT”) published its Annual Program for Frequency Use and Development 2015. The program specifies IFT’s intention to award Advanced Wireless Services “AWS” concessions during the course of 2015.

Further to the above, certain administrations may not have announced their intention to release new spectrum and may do so during the year. The above does not include processes announced via general statements by administrations, which involve bands not key to Telefónica’s needs. Telefónica may also seek to acquire spectrum on the secondary market should opportunities arise.

In Argentina, on December 1, 2014, the Secretary of Communication through Resolution 85/2014 officially awarded Telefónica Argentina the block 1710-1720/2110-2120 for a period of 15 years, and the 700 MHz block (703-713/758-768 MHz) is expected to be officially transferred to Telefónica Argentina during 2015.

In the state of São Paulo, Telefónica Brasil provides local and national long-distance Commuted Fixed Telephony Service (CFTS) under the public regime, through a concession agreement, which will be in force until 2025. In this regard, in June 27, 2014, as established in the concession agreement, the National Telecommunications Agency (Agência Nacional de Telecomunicações) (“ANATEL”) issued a public consultation for the revision of the concession agreement. Such public consultation revising the concession agreement ended on December 26, 2014 and allowed contributions on certain topics such as service universalization, rates and fees and quality of services, among others. Definitive conditions will be published in 2015.

Additionally, in Colombia the Information and Communication Technologies (“ITC”) Ministry issued a Resolution on March 27, 2014 to renew 850 MHz/1900 MHz licenses for 10 additional years. The reversion of assets and the liquidation of the concession contract will be discussed until May 2015, taking into consideration the terms of the contract, and the Constitutional Court’s review of Law 422 of 1998, which established the reversion of only the radio-electric frequencies.

In Peru, an application for partial renewal of the concessions for the provision of the fixed-line service for another five years has been issued, although assurance has been given by the “Ministry of Transport and Communications” (Ministerio de Transportes y Comunicaciones) in previous renewals, that the concession will remain in force until November 2027. Also, a new law has been enacted establishing mobile virtual network operator (MVNOs) and Rural Mobile Infrastructure Operators (RMIOs) in the Peruvian market.

In Mexico, in light of the constitutional reform resulting from the “Pact for Mexico” political initiative, it is expected that a publicly-owned wholesale network, which will offer wholesale services in the 700 MHz band, will be created. As of today, the funding and the marketing model of this project have not yet been determined.

Telefónica Móviles Chile, S.A. was awarded spectrum on the 700 MHz (2x10 MHz) band in March 2014. A third party provider opposed this allocation of spectrum on the basis that it would exceed the limit spectrum of 60 MHz established by a judgment of the Supreme Court of January 27, 2009. This cap was established for the AWS auction held in 2009, but not for subsequent auctions (2600 MHz and 700 MHz). In a judgment on December 31, 2014, the court of appeals rejected the third party claim. Consequently, the regulator is in a position to adopt a Decree awarding the concession to Telefónica.

The consolidated investment in spectrum acquisitions and renewals in 2014 amounted to 1,294.2 million euros.

The Company’s failure to obtain sufficient or appropriate spectrum capacity in the jurisdictions discussed above or any others in which it operates or its inability to assume the related costs, could have an adverse impact on its ability to launch and provide new services and on the Company’s ability to maintain the quality of existing services, which may adversely affect the Group’s business, financial condition, results of operations and cash flows.

Regulation of wholesale and retail charges

In terms of roaming, the regulated “Eurotariffs” were reduced on July 1, 2014 (in the wholesale market, the price of data was reduced by 67%, the price of call by 50%; and in the retail market, the price of data was reduced by 55%, the price of outgoing voice call by 21%, the price of incoming voice call by 28% and the price of outgoing texts by 25%), as per the regulation approved in 2012. The structural roaming solutions which could lead to a price decrease in the intra-European Union roaming services also took effect in July 2014. Furthermore, the package of DSM measures mentioned above, which is under discussion, also includes a proposal to eliminate European Union roaming charges as of a yet to be determined date. However, the European Parliament proposed the “end of roaming” by December 15, 2015 in a proposal known as “Roaming Like at Home”.

The decreases in wholesale mobile network termination rates (“MTR”) in Europe are also noteworthy. In the United Kingdom, wholesale MTRs have been reduced to 0.845 ppm (pence/minute) from April 1, 2014 (representing a 0.3% reduction compared to the previous rates). In a consultation document published in June 2014, Ofcom has proposed a further reduction to 0.545 ppm, from April 1, 2015.

In Germany, on September 3, 2014, the BNetzA adopted a proposal to reduce MTRs. The new prices will gradually decrease to 0.0172 euro/minute from December 1, 2014, and in a second stage, from 0.0172 euro/minute to 0.0166 euro/minute from December 1, 2015 until the end of November 2016. The European Commission has requested that the German regulator withdraw or amend its latest decision on mobile termination rates, in force as at the date of this Annual Report. There is a risk that the European Commission will initiate infringement proceedings against Germany, and rates may be further reduced.

In Spain, the National Regulatory & Competition Authority (Comisión Nacional de los Mercados y la Competencia) has adopted a final decision on the third round analysis of the wholesale market for fixed call termination. From November 1,

2014, a symmetric fixed termination rate (“FTR”) of 0.0817 euro cents/minute applies, based on pure bottom-up long run incremental costs (“BU-LRIC”) meaning that billing must be entirely conducted on a “per second” basis, without a peak/off-peak differentiation. The decision therefore eliminates the asymmetry in FTRs that existed since 2006 when alternative network operators were allowed to charge up to 30% above Telefónica’s per minute local FTR. It also brings forth an important reduction in average termination prices for Telefónica (by 80%) in comparison to the former applicable tariffs.

In Latin America, there are also moves to review MTRs leading to these being reduced. Thus, for example, developments in Mexico are among the most relevant, where the IFT has declared the América Móvil Group a preponderant operator in the telecommunications market. As a result, on March 26, 2014, it introduced, among others, special regulations on asymmetric interconnection rates. In that sense, the Federal Telecommunications and Broadcasting law, effective as of August 13, 2014, imposed several obligations on the preponderant operator, which are quite extensive and, in principle, potentially significantly beneficial to Telefónica’s competitive position, particularly with regards to the measures imposed on preponderant operators (to the extent they nominally retain such qualification). With regards to MTR, Telefónica México filed an administrative appeal against the 2011 resolutions of the Federal Telecommunications Commission of México (Cofetel) regarding mobile network termination rates (representing a 61% reduction compared to the previous rates). As of the date of this Annual Report, no ruling has been made on this appeal. Recently, IFT determined the mobile termination rates for 2012, and Telefónica México filed an injunction against this rate. Once these appeals have been concluded, the rates applied may be further reduced retroactively. As of the date of this Annual Report, IFT has not approved the termination rates for 2013, 2014 or 2015 for Telefónica México.

In Brazil, at the end of 2012, ANATEL launched the “Plano Geral de Metas de Competição” (“PGMC”) regarding fixed-mobile rate adjustment reductions until February 2016 and amending the previous reduction conditions (75% of the 2013 rate in 2014 and 50% of the 2013 rate in 2015). In order to complement reductions and approach the cost of the services according to a financial cost model, on July 7, 2014, ANATEL published reference values for MTR taking effect from 2016 to 2019. Such reductions are approximately 44% per year. Furthermore, there are several legislative initiatives that aim to abolish the basic fee of fixed-telephony service. “Price protection” practices (reimbursement of differences in prices of a product to customers if this falls within a relative short period of time) may also have a negative impact in Telefónica Brasil, in both economic and image terms.

In Chile, a tariff decree was issued to set fixed-line termination charges for the 2014-2019 periods. The new tariff entered into effect on May 8, 2014 and applies a reduction of 37% in prices against those charged for the period prior to such tariff. A tariff decree has been issued for mobile networks covering the 2014-2019 five-year period. Such tariff decree entered into effect on January 25, 2014 and implies a reduction of 74.7% with respect to the previous rates. After a review by the general comptroller (Contraloría General) an additional 1.7% reduction was approved on May 27, 2014.

In Ecuador the rate-related risks relate to a reduction in rural and urban telephony charges, a reimbursement of top-up balances, as well as rounding to the nearest minute.

The implementation of the Enabling Act (Ley Habilitante) in Venezuela also confers full powers to the President to implement price control measures. Under this Act, in January 2014, an organic fair price law was issued, which caps the revenue of related enterprises at 30% of their operating costs. In relation to MTRs with the national operator of reference (Compañía Anónima Nacional Teléfonos de Venezuela) (“CANTV”), these have been reduced by 6% compared to the previous rates. In November 2014, near the end of the term allowing the enactment of laws autonomously granted to the President of the Republic, new important decree-laws were enacted, in particular, the Reform of the Law on Foreign Investment, in which, among other things, new requirements for the return of foreign investment were established; the Reform of the Antitrust Law, which was predominantly aimed at enhancing monopoly control regulation and increasing penalties for infringement; and the Reform of the Exchange Crimes Law, which increased economic sanctions.

In Colombia, on December 30, 2014, the Colombian regulator (“CRC”) enacted Resolution 4660 establishing a gradual reduction for MTRs. The glide path initiates in 2015 in 32.88 Colombian pesos per minute representing a decrease of 41.7% and then descends approximately 42.2% in 2016 and 42.2% in 2017 (each such reduction being as compared to the previous year). This regulatory measure also imposes asymmetric MTRs to the dominant provider (the América Móvil Group), imposing the final rate established in the glide path from 2015 to 2017. The CRC also regulated the charges for national roaming and the SMS termination rates, setting a reduction of 41.5% in 2015, 39.6% in 2016 and 43.3% in 2017 (each such reduction being as compared to the previous year).

Regulation of universal services

Further to its formal obligation to review the scope of the Universal Service Directive (the set of basic electronic communication services whose provision is guaranteed to any user requesting it, regardless of its location, with a specified quality at an affordable price), the European Commission is expected to undertake a public consultation in the months following the date of this Annual Report, which may include both the potential inclusion of broadband in its scope and a possible reduction of some of the current universal service obligations. Depending on the terms that will be set forth in the new regulation, implementation at a local level could lead to higher costs for both the universal service provider and the operators forced to finance the universal service.

The last Plano Geral de Metas de Universalização (“PGMU”) was published in Brazil on June 30, 2011 and applies to the 2011-2015 period. This sets goals for public phones, low cost fixed-lines and coverage density in rural and poor areas with 2.5GHz/450 MHz. Also according to such PGMU, the assets assigned to the provision of the services described in the public concession agreement are considered reversible assets. In 2014, ANATEL issued a public consultation with its proposals for the 2015-2020 period universalization targets. The agency’s proposal focuses on reducing the distance between public telephones and backhaul’s expansion.

Regulation of fiber networks

In December 2014, the Spanish National Regulatory & Competition Authority (Comisión Nacional de los Mercados y la Competencia) has conducted a public consultation on the regulatory obligations for broadband market regulation in Spain. As a result of this consultation, the new regulation that will apply to NGN (Next Generation Networks) could be approved in the fourth quarter of 2015 and will last for at least three years. This could increase Telefónica's regulatory obligations in Spain and the ability of other operators to compete in such market.

In Colombia, the regulatory authority CRC published a regulatory project for transmission capacity between municipalities through fiber networks or connectivity to impose open network and elements access through a mandatory offer for those enterprises that have overcapacity and have some unused installed network elements. This project will be discussed in the first half of 2015.

Regulations on privacy

In Europe, a new Data Protection Regulation is undergoing the European legislative process which, as the date of this Annual Report, is not expected to end before mid-2015. This could lead to certain critical provisions laid down in the current draft of the regulation (presently under debate) being worded in such a way that stops or hinders Telefónica from launching some services, that focus on the processing of personal data.

In Brazil, triggered by the approval of Civil Rights Framework for Internet Governance, which provides certain generic rules about data protection, the Ministry of Justice could in the near future, adopt the final version of the Draft Personal Data Protection Act. This could lead to a greater number of obligations for operators in relation to the collection of personal data of telecom services users and further restrictions on the treatment of such data.

Regulation of functional separation

The principles established in Europe’s common regulatory framework, adopted in 2009 and transposed in the national legislation of each Member State in which Telefónica operates could result in greater regulatory pressure on the local competitive environment. Specifically, this framework supports the possibility of national regulators (in specific cases and under exceptional conditions) forcing operators with significant market power and vertically-integrated operators to separate their wholesale and retail businesses at a functional level. They would therefore be required to offer equal wholesale terms to third-party operators that acquire these products.

Regulation of network neutrality

In Europe, national regulators are seeking to strengthen their supervision of operators with regard to the blocking of access, discrimination of applications or Internet service quality. The European Parliament and the Council are simultaneously debating the draft of the European DSM Regulation proposed by the European Commission that, among other things, deals with the principle of network neutrality. The regulation of network neutrality could directly affect possible future business models of Telefónica and may affect the network management or differentiation of characteristics and quality of Internet access service.

Telefónica is present in countries where net neutrality has already been ruled, such as Chile, Colombia, Peru and more recently Brazil, but this remains a live issue and with varying degrees of development in other countries where it operates. In Germany, the Economy Minister withdrew a draft law that it published on June 20, 2013, to regulate net neutrality, especially with regard to the blocking and discrimination of content and Internet services. It plans to submit a new draft after the EU has settled on a position on net neutrality within the DSM approach, which might occur in early 2015. In addition, one German region (Bundesland of Thuringia) has passed a new law (which applies only in such region) with the aim that broadcasting and tele-media may not be blocked, limited or treated differently from other data traffic.

If changes to regulation such as those described above, or otherwise, occur in the various jurisdictions where the Telefónica Group operates, it could have a material adverse effect on its business, financial condition, results of operations and cash flows.

For a detailed description of these regulations see Appendix VII of the Consolidated Financial Statements “Key Regulatory Issues and Concessions and Licenses Held by the Telefónica Group”.

The Telefónica Group is exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs.

The Telefónica Group is required to comply with the laws and regulations of various jurisdictions where it conducts operations. In particular, the Group’s international operations are subject to the U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”) and the United Kingdom Bribery Act of 2010 (the “Bribery Act”), and economic sanction programs, including those administered by the United Nations, the European Union and the United States, including the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”). The FCPA prohibits providing anything of value to foreign officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of the Telefónica Group’s business, it may deal with entities, the employees of which are considered foreign officials for purposes of the FCPA. In addition, economic sanctions programs restrict the Group’s business dealings with certain sanctioned countries, individuals and entities.

Although the Group has internal policies and procedures designed to ensure compliance with applicable anti-corruption laws and sanctions regulations, there can be no assurance that such policies and procedures will be sufficient or that the Group’s employees, directors, officers, partners, agents and service providers will not take actions in violation of the Group’s policies and procedures (or otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which the Group or they may be ultimately held responsible. Violations of anti-corruption laws and sanctions regulations could have a material adverse effect on the Group’s business, reputation, results of operations and financial condition.

Customers' perceptions of services offered by the Company may put it at a disadvantage compared to competitors' offerings.

Customers' perceptions of the assistance and services offered are critical to operating in highly-competitive markets. The ability to predict and respond to the changing needs and demands of customers affects the Company's competitive position relative to other technology sector companies, and its ability to extract the value generated during this process of transformation. Failure to do so adequately could have an adverse impact on the Group's business, financial condition, results of operations and cash flows.

Company may not be able to adequately foresee and respond to technological changes and sector trends.

In a sector characterized by rapid technological change, it is essential to be able to offer the products and services demanded by the market and consider the impacts of changes in the life cycle of technical assets, secure margins and select the right investments to make.

The Telefónica Group operates in markets that are highly competitive and subject to constant technological development. Therefore, as a consequence of both of these characteristics, it is subject to the effects of actions by competitors in these markets and to its ability to anticipate and adapt, in a timely manner, to constant technological changes, changes in customer preferences that are taking place in the industry, as well as economic, political and social circumstances.

Failure to do so adequately could have an adverse impact on the Group's business, financial condition, results of operations and cash flows.

New products and technologies arise constantly, and their development can render obsolete the products and services the Telefónica Group offers and the technology it uses. This means that Telefónica must invest in the development of new products, technology and services so it can continue to compete effectively with current or future competitors, and which may result in the decrease of the Group's profits and revenue margins. In this respect, margins from traditional voice and data business are shrinking, while new sources of revenues are deriving from mobile Internet and connectivity services that are being launched. Research and development costs amounted to 1,111 million euros and 1,046 million euros in 2014 and 2013, respectively; representing an increase of 6.2% from 1,046 million euros in 2013. These expenses represented 2.2% and 1.8% of the Group's consolidated revenue, respectively. These figures have been calculated using the guidelines established in the Organization for Economic Cooperation and Development (OECD) manual. One technology that telecommunications operators, including Telefónica (in Spain and Latin America), are focused on is the new FTTx-type network, which offers broadband access using optical fiber with superior services, such as Internet speed of up to 100MB or HD television services. However, substantial investment is required to deploy these networks, which entails fully or partially substituting copper loop access with optic fiber. While an increasing demand for the capabilities offered by these new networks to end users exists, the high level of the investments requires a continuous analysis of the return on investment.

The explosion of the digital market and entry of new players in communications market, such as MVNOs, Internet companies or device manufacturers, may cause the loss of value of certain assets, and affect the Group’s ability to generate income. Therefore, it is necessary to update the business model, encouraging the pursuit of incomes and additional efficiencies to those followed traditionally. Failure to do so adequately could have an adverse impact on the Group's business, financial condition, results of operations and cash flows.

In addition, the ability of the Telefónica Group's IT systems (operational and backup) to respond the Company's operating requirements is a key factor to be taken into account with respect to the commercial development, customer satisfaction and business efficiency.

The Company depends on its suppliers.

The existence of critical suppliers in the supply chain, especially in areas such as network infrastructure, information systems or handsets, with a high concentration in a small number of suppliers, poses risks that may affect the Company’s operations, and may cause legal contingencies or damages to the Company's image in the event that inappropriate practices are produced by a participant in the supply chain.

As of December 31, 2014, the Telefónica Group depended on six handset suppliers and 11 network infrastructure suppliers, which together accounted for 80% of the awarded contracts for the year then ended. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own stock shortfalls and business requirements.

If these suppliers fail to deliver products and services to the Telefónica Group on a timely basis, it could jeopardize network deployment and expansion plans, which in some cases could adversely affect the Telefónica Group's ability to satisfy its license terms and requirements, or otherwise have an adverse impact on the Group's business, financial condition, results of operations and cash flows.

Unanticipated network interruptions can lead to quality loss or the interruption of the service.

Unanticipated network interruptions as a result of system failures, including those due to network, hardware or software, stealing of infrastructure elements or cyber-attacks, which affect the quality of or cause an interruption in the Telefónica Group's service, could lead to customer dissatisfaction, reduced revenues and traffic, costly repairs, penalties or other measures imposed by regulatory authorities and could harm the Telefónica Group's image and reputation.

Telefónica attempts to mitigate these risks through a number of measures, including backup systems and protective systems such as firewalls, virus scanners and other physical and logical security. However, these measures are not always effective. Although the Telefónica Group has insurance policies to cover these types of incidents, and the claims and loss in revenue caused by service interruptions to date have been covered by these policies, these policies may not be sufficient to cover all possible monetary losses.

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

There is a consensus between certain expert groups and public health agencies, including the World Health Organization (WHO), that states that currently there are no established risks associated with exposure to low frequency signals in mobile communications. However, the scientific community is still investigating this issue especially with respect to mobile devices. Exposure limits for radio frequency suggested in the guidelines of the Protection of Non-Ionizing Radiation Protection Committee (ICNIRP) have been internationally recognized. The mobile industry has adopted these exposure limits and works to request authorities worldwide to adopt these standards.

Worries about radio frequency emissions may discourage the use of mobile devices and new digital services, which could cause the public authorities to implement measures restricting where transmitters and cell sites can be located, how they operate, the use of mobile telephones and the massive deployment of smart meters and other products using mobile technology. This could lead to the Company being unable to expand or improve its mobile network.

The adoption of new measures by governments or administrations or other regulatory interventions in this respect, and any future assessment on the adverse impact of electromagnetic fields on health, may negatively affect the business, financial conditions, results of operations and cash flows of the Telefónica Group.

Possible regulatory, business, economic or political changes could lead to asset impairment.

The Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the value of assets and cash-generating units, to assess whether their carrying values can be supported by the future expected cash flows, including, in some cases synergies allowed for in acquisition costs. Potential changes in the regulatory, business, economic or political environment may result in the need to introduce changes to estimates made and to recognize impairments in goodwill, intangible assets or fixed assets. Although the recognition of impairments of property, plant and equipment, intangible assets and financial assets results in a non-cash charge on the income statement, it could adversely affect the results of the Telefónica Group’s operations. In this respect, the Telefónica Group has experienced impairments on certain of its investments, affecting its results of operations in the year in which they were experienced. For example, with respect to the investment in Telco, S.p.A. (“Telco”), value adjustments were made in fiscal years 2013 and 2014 with a negative impact of 267 million euros and 464 million euros, respectively.

The Telefónica Group's networks carry and store large volumes of confidential, personal and corporate data, and its Internet access and hosting services may lead to claims for illegal or illicit use of the Internet.

The Telefónica Group's networks carry and store large volumes of confidential, personal and business data, through both voice and data traffic. The Telefónica Group stores increasing quantities and types of customer data in both business and consumer segments. Despite its best efforts to prevent it, the Telefónica Group may be found liable for any loss, transfer, or inappropriate modification of the customer data or general public data stored on its servers or transmitted through its networks, any of which could involve many people and have an impact on the Group's reputation, or lead to legal claims and liabilities that are difficult to measure in advance.

In addition, the Telefónica Group’s Internet access and hosting servers could lead to claims for illegal or unlawful use of the Internet. Telefónica, like other telecommunications providers, may be held liable for any loss, transfer or inappropriate modification of the customer data stored on its servers or carried by its networks.

In most countries in which the Telefónica Group operates, the provision of its Internet access and hosting services (including the operation of websites with shelf-generated content) are regulated under a limited liability regime applicable to the content that it makes available to the public as a technical service provider, particularly content protected by copyright or similar laws. However, regulatory changes have been introduced imposing additional obligations on access providers (such as blocking access to a website) as part of the struggle against some illegal or illicit uses of the Internet, notably in Europe.

Any of the foregoing could have an adverse impact on the business, financial position, results of operations and cash flows of the Group.

Telefónica and Telefónica Group companies are party to lawsuits, tax claims, antitrust and other legal proceedings.

Telefónica and Telefónica Group companies are party to lawsuits, tax claims and other legal proceedings in the ordinary course of their businesses, the financial outcome of which is unpredictable. An adverse outcome or settlement in these or other proceedings could result in significant costs and may have a material adverse effect on the Group's business, financial condition, results of operations, reputation and cash flows. In particular, regarding tax and antitrust claims, the Telefónica Group has open judicial procedures in Peru concerning the clearance of previous years' income tax, for which a contentious-administrative appeal is currently pending, as well as in Brazil, with CADE’s (Conselho Administrativo de Defesa Ecônomica) resolution with regard to the acquisition of a 50% stake in Vivo and with certain open tax procedures, primarily relating to the CIMS (a Brazilian tax on telecommunication services). Further details on these matters are provided in Notes 21 and 17 of the Consolidated Financial Statements.

Item 4.	Information on the Company

A. History and Development of the Company

Overview

Telefónica, S.A., is a corporation duly organized and existing under the laws of the Kingdom of Spain, incorporated on April 19, 1924. We are:

•	a diversified telecommunications group which provides a comprehensive range of services through one of the world’s largest and most modern telecommunications networks;

•	focused on providing telecommunications services; and

•	present principally in Europe and Latin America.

The following significant events occurred in 2014:

•	On February 8, 2013, the Venezuelan bolívar was devalued from 4.3 bolívares per U.S. dollar to 6.3 bolívares per U.S. dollar.

The exchange rate of 6.3 bolívares per U.S. dollar was used in the translation of the financial information of Venezuelan subsidiaries for the entirety of 2013.

During 2014, by virtue of certain Exchange Agreements the allocations conducted through the Complementary System for Administration of Foreign Currency (SICAD I), to which Telefónica Venezuela had access for imports, were expanded and, in addition, a new exchange mechanism with a more widespread use was put in place, called SICAD II.

The exchange rates resulting in the last allocations of SICAD I and SICAD II before December 31, 2014 were 12.0 and 49.988 bolívares per U.S. dollar, respectively.

In the absence of SICAD I auctions since mid-October 2014, and the lack of expectations of new auctions close to 2014 year-end, in a macroeconomic context aggravated by the fall of the oil price, the Company has decided to take as a reference the rate resulting in the allocations conducted through SICAD II for translating the financial statements of the Venezuelan subsidiaries. The Company considers that it is the most representative among the available official exchange rates at 2014 year-end for the monetary translation of the accounting figures of transactions, cash flows and balances.

The main impacts of using this new exchange rate in the Telefónica Group’s consolidated financial statements as of December 31, 2014 were as follows:

-
A decrease in equity, within the caption “Translation differences”, of approximately 2,950 million euros (see Note 12.f of the Consolidated Financial Statements) as a combined result of the translation to euros at the new exchange rate partially offset by the impact in equity of the inflation adjustment for the period.

-
As part of the decrease mentioned in the preceding paragraph, the value in euros of the net financial assets denominated in bolívares decreased by approximately 2,700 million euros, as per the balance as of December 31, 2014.

-
The results from the Telefónica’s subsidiaries in Venezuela have been translated at the new exchange rate. This implied a reduction in operating income before depreciation and amortization (OIBDA) and profit of the year of, approximately, 1,730 and 660 million euros, respectively.

•
On January 28, 2014, after obtaining the relevant regulatory approval, the sale of Telefónica Czech Republic, a.s. ("Telefónica Czech Republic") was completed. As a result of the sale, Telefónica held a 4.9% stake in Telefónica Czech Republic, which it subsequently sold in October 2014 for 160 million euros.

•
On February 26, 2014, the Board of Directors of Telefónica approved the implementation of a new organizational structure focused on clients and that incorporates its digital offering as the main focus for commercial policies. The structure aims to give greater visibility to local operations, bringing them closer to the corporate decision-making center, simplifying the global structure and strengthening the cross-cutting areas to make the decision-making process more efficient.

Within this framework, Telefónica created the role of the Chief Commercial Digital Officer, who is responsible for fostering revenue growth. On the cost side, the Company strengthened the role of the Chief Global Resources Officer. Both Officers report directly to the Chief Operating Officer (COO), as do the local business CEOs for Spain, Brazil, Germany and the United Kingdom, in addition to the Latin American Unit, which now excludes Brazil.

•	On February 27, 2014, the Board of Directors of Telefónica agreed to determine the amount of the 2014 dividend at 0.75 euro per share, payable in two tranches:

- 0.40 euro per share in cash in the second quarter of 2015.

- 0.35 euro per share by means of a "scrip dividend" in the fourth quarter of 2014.

•
On May 6, 2014, Telefónica submitted a binding offer for the acquisition of 56% of the share capital of Distribuidora de Televisión Digital, S.A. ("DTS"), directly or indirectly owned by Promotora de Informaciones, S.A. (PRISA).

•
On May 7, 2014, Telefónica paid a dividend of 0.40 euro per share in cash (dividend distribution charged against 2014 net income) corresponding to the second tranche of the 2013 dividend which in total amounted to 0.75 euro per share.

•
On May 30, 2014, Telefónica's Annual General Shareholders' Meeting took place on second call with the attendance, present or represented, of 54.81% of the share capital. In this meeting, all the resolutions submitted by the Board of Directors for deliberation and approval were approved by majority of votes.

•
On June 2, 2014, Telefónica's subsidiary Telefónica de Contenidos, S.A.U. ("Telefónica Contenidos") executed a share purchase agreement with PRISA in connection with PRISA’s stake in DTS. The price agreed amounts to 750 million euros, subject to customary adjustments at closing. The closing of this purchase agreement is subject to obtaining the relevant authorization of the competition authorities and to the approval of a representative panel of the banks financing PRISA.

•
On July 2, 2014, Telefónica Deutschland received the EU Commission's conditional clearance to acquire the E-Plus Group from the Dutch telecommunication corporation Koninklijke KPN N.V. In connection with such conditional clearance, on June 25, 2014, Telefónica Deutschland signed an agreement with the Drillisch Group according to which the latter agreed to acquire, in addition to the agreed capacity to provide services to its existing customers through Telefónica Deutschland's or the E-Plus Group’s networks, 20% of the capacity of all mobile networks that belong to Telefónica Deutschland after the acquisition of the E-Plus Group. The 20% capacity will be reached gradually over a 5-year period. In addition, the Drillisch Group will have the right to acquire up to an additional 10% of capacity of the aforementioned mobile networks.

Telefónica Deutschland will grant the Drillisch Group, through a Mobile Bitstream Access model, access to the future joint network of Telefónica Deutschland and the E-Plus Group, as well as to the existing and future technology developments on that network, which the Drillisch Group will be able to offer to its customers. Final clearance for the acquisition was given on August 29, 2014. On October 1, 2014, Telefónica Deutschland completed the acquisition of E-Plus, following its execution of a capital increase intended to fund such acquisition. Telefónica maintains a stake of 62.1% in Telefónica Deutschland, which now includes 100% of the E-Plus Group, while the Dutch company Koninklijke KPN N.V. holds a 20.5% stake, and the rest is free float.

•	On July 4, 2014, Telefónica de Contenidos acquired 22% of the share capital of DTS owned by Mediaset España Comunicación, S.A. ("Mediaset") for consideration of 295 million euros.

A payment of 30 million euros has been agreed as consideration for the waiver of Mediaset's pre-emptive rights relating the stake held by PRISA in DTS. Pursuant to the agreement, Mediaset will receive (i) 10 million euros in the event that Telefónica de Contenidos closes the acquisition of the 56% stake of DTS held by PRISA and, in that case, (ii) up to 30 million euros depending on the evolution of the Pay-TV customers in Spain of the Telefónica Group during the four years following the closing of such acquisition.

•
On July 7, 2014, Telefónica reached an agreement with Reti Televisive Italiane S.p.A. ("RTI") for the acquisition by Telefónica of an 11.11% stake of the capital of a newly created company, which will consolidate the Pay-TV business of the Mediaset Group in Italy, currently commercialized under the name of "Mediaset Premium". The purchase price is 100 million euros.

•
On July 15, 2014, after obtaining the corresponding regulatory authorizations, Telefónica concluded the 100% sale of its stake in Telefónica Ireland, Ltd. to the Hutchison Whampoa Group. The value of the sale amounted to 850 million euros, including an initial cash consideration of 780 million euros received at the closing of the transaction, and an additional deferred payment of 70 million euros, based on the completion of agreed financial objectives.

•
On September 19, 2014, Telefónica, S.A. signed an agreement with Vivendi S.A. for the acquisition by Telefónica Brasil, S.A. of Global Village Telecom, S.A. and its holding company GVT Participações, S.A. (jointly “GVT”) for a cash consideration of 4,663 million euros, and a payment in shares representing 12.00% of the share capital of Telefónica Brasil, S.A., after its combination with GVT.

As part of the agreement, Vivendi S.A. will acquire from Telefónica 1,110 million ordinary shares in Telecom Italia currently representing 8.3% of Telecom Italia’s voting share capital (equivalent to 5.7% of its total share capital), in exchange for 4.5% of Vivendi, S.A.'s capital in Telefónica Brasil, S.A., after its combination with GVT (which represents all of the voting shares and 0.7% of the preferred shares to be received by Vivendi S.A. under the agreement referred to above).

The cash payment for this transaction is expected to be financed via a capital increase by Telefónica Brasil S.A., which Telefónica S.A. intends to subscribe in proportion to its current stake in Telefónica Brasil, S.A. and intends to fund, in turn, via a capital increase.

The final closing of the operation is subject to obtaining the relevant regulatory authorizations (including telecommunication and anti-trust approval). On December 22, 2014, ANATEL approved the acquisition of GVT, although the resolution about the acquisition by Vivendi, S.A. of the 1,110 million of ordinary shares of Telecom Italia is still pending. As of the date of this Annual Report, CADE continues to analyze the process.

•
On September 30, 2014, Telefónica Brasil, S.A. was granted a national block of 2x10 MHz, in the 700 MHz band spectrum auction, called by ANATEL, for the minimum amount reserved to that block, equivalent to 1,927,964,770 reais (approximately 619 million euros).

With this acquisition, Telefónica Brasil, S.A. has reached its goal of ensuring the necessary spectrum for its medium- and long-term expansion of the 4G service in order to meet the growing demand for mobile access to high-speed Internet.

•
On October 10, 2014, the Executive Commission of Telefónica's Board of Directors agreed that, at the Executive Commission scheduled for November 14, 2014, the appropriate corporate resolutions to carry out the execution of a free-of-charge capital increase related to shareholder compensation by means of a scrip dividend ("Telefónica's Flexible Dividend"), approved by the Annual General Shareholder's Meeting held on May 30, 2014, should be adopted. On November 14, 2014, the Executive Commission adopted the implementation of such capital increase. As a result, the last five trading sessions prior to November 14, 2014 were considered to determine the market price applicable to the free-of-charge allotment rights purchase price setting formula and to the provisional number of shares to issue formula.

•
The free-of-charge allotment rights derived from the capital increase were allotted to Telefónica shareholders appearing as such in the book-entry records of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear), at 11:59 p.m. Madrid time, on November 18, 2014 (the day of publication of the capital increase notice in the Official Commercial Registry Gazette (Boletín Oficial del Registro Mercantil)).

•
On October 27, 2014, following a report of the Nominating, Compensation and Corporate Governance Committee, the Board of Directors of Telefónica approved, with regard to the first cycle (2014-2017) of the long-term incentive plan (which consists in the granting of shares of Telefónica to Telefónica Group executives (including executive directors of Telefónica) as approved by the Annual General Shareholders Meeting held on May 30, 2014, (which determined the maximum possible number of shares to be received by the executive directors of Telefónica at the end of the first cycle of the plan)), the amount of theoretical shares to be assigned to the other executives, and the maximum possible number of shares to be received by them, in the event of fulfilment of the relevant co-investment requirement, and of the achievement of the maximum total shareholder return (TSR) established in the plan.

•
On November 10, 2014, Telefónica, through its 100% subsidiary, Telefónica Internacional, S.A.U., sold 597,844,100 shares of China Unicom (Hong Kong) Limited ("China Unicom") as further described under "—Strategic Partnerships—China United Network Communications Group Co., Ltd. (China Unicom)", below.

•
On December 9, 2014, the Company announced that, on December 3, 2014, the free-of-charge allotment rights trading period for the free-of-charge capital increase related to Telefónica’s Flexible Dividend had ended. The holders of 15.8% of the free-of-charge allotment rights accepted the purchase commitment assumed by Telefónica, S.A. The gross amount paid by Telefónica, S.A. for these rights amounted to 241,542,822.19 euros. The company waived the rights thus acquired, which were amortized.

The holders of 84.2% of the free-of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. Nevertheless, the Company waived the free-of-charge allotment rights that corresponded to its treasury shares at the record date (November 18, 2014). Therefore, the final number of ordinary shares with a nominal value of one (1) euro issued in the capital increase was 106,179,744 (2.3% of the Company’s share capital as of that date), totaling 106,179,744 euros. As a result, the share capital of Telefónica, S.A. after the capital increase, as registered on December 9, 2014 with the Commercial Registry of Madrid, was 4,657,204,330 euros (4,657,204,330 shares).

The new shares were admitted to listing on the Spanish Stock Exchanges in December 2014 and trading on the Spanish Automated Quotation System began on Friday, December 12, 2014. The new shares were thereafter admitted to listing on the stock exchanges of London, Buenos Aires and Lima.

Business areas

On February 26, 2014, the Board of Directors of Telefónica, S.A. approved the implementation of a new organizational structure focused on clients and which incorporates the digital offering as the main focus of commercial policies. The structure gives greater visibility to local operators, bringing them closer to the corporate decision-making center, simplifying the Group’s global structure and strengthening the cross-cutting areas to improve flexibility and agility in decision making.

Due to the implementation of this new organizational structure, from the beginning of 2014, the new organizational structure has been composed of Telefónica Spain, Telefónica Brazil, Telefónica Germany, Telefónica United Kingdom and Telefónica Hispanoamérica (comprised of our consolidated subsidiaries in Argentina, Chile, Peru, Colombia, Mexico, Venezuela & Central America, Ecuador and Uruguay). All business that is not specifically included in these new segments is part of “Other companies and eliminations”. As a result, the Group’s segment results have been revised for the 2013 and 2012 fiscal years to reflect this new organization. Because this is an intragroup change, Telefónica’s consolidated results for 2013 and 2012 are not affected.

Additionally, as a result of management integrations undertaken in Peru, Argentina and Chile, the revenue breakdown has been reclassified, allocating “inter-company” eliminations within fixed and mobile businesses.

Segment reporting takes into account the impact of the purchase price allocation to assets acquired and the liabilities assumed from the companies included in each segment. The assets and liabilities presented in each segment are those managed by the heads of each segment, irrespective of their legal structure.

The Group manages borrowing activities and taxes centrally. Therefore, it does not disclose the related assets, liabilities, revenue and expenses by reportable segments. In addition, revenue and expenses arising from intra-group invoicing for the use of the trademark and management services have been eliminated from the operating results of each Group segment. These adjustments have no impact on the Group’s consolidated results.

The following chart shows the organizational structure of the principal subsidiaries of the Telefónica Group at December 31, 2014, including their jurisdictions of incorporation and our ownership interest. For further detail, see Exhibit 8.1 to this Annual Report.

December 31, 2014

TELEFÓNICA
TELEFÓNICA SPAIN
TELEFÓNICA BRAZIL
TELEFÓNICA HISPAM
TELEFÓNICA UNITED KINGDOM
TELEFÓNICA GERMANY
OTHERS
Telefónica de España (Spain) 100%
Telefónica Móviles España (1) (Spain) 100%
Telyco (Spain) 100%
Telefónica Serv. de Inf. y Com. de España (Spain) 100%
Telefónica Telecomunicaciones Públicas (Spain) 100%
Telefónica Brasil (Brazil) (2) 73.96%
Telefónica Móviles El Salvador (El Salvador) 60%
Telefónica Venezolana (4) (Venezuela) 100%
Telefónica de Argentina (Argentina) 100%
Telefónica Móviles Argentina (Argentina) 100%
Colombia Telecom (Colombia) 70%
Telefónica Móviles Mexico (Mexico) 100%
Telefónica Chile (Chile) (4) 97.89%
Telefónica Móviles Chile (Chile) (4) 99.99%
Telefónica del Perú (Peru) (4) 98.49%
TEM Panamá (Panamá) 60%
Otecel (Ecuador) 100%
Telefónica Costa Rica (Costa Rica) 100%
TEM Guatemala (Guatemala) 60%
Telefónica Móviles del Uruguay (Uruguay) 100%
Telefonía Celular Nicaragua (Nicaragua) 60%
Telefónica U.K. Ltd. (U.K.) (5) 100%
T. Germany GmbH & Co. (Germany) (4) 62,37%
E-Plus Mobilfunk GMbh & Co. KG 100%
Telefónica de Contenidos (Spain) 100%
Terra Networks Brasil (Brazil) 100%
Atco (Argentina) 100%
Telefónica Gestión de Servicios Compartidos and subsidiaries (Spain) 100%
Telefónica Europe (The Netherlands) 100%
Telefónica Emisiones (Spain) 100%
Telefónica (5) International Wholesale Services II and subsidiaries (Spain) 100%
Telefónica (3) International Wholesale Services and subsidiaries (Spain) 100%
Terra Networks Mexico (Mexico) 99.99%
Wayra Investigacion y Desarrollo, S.L. (Spain) 100%
Telefónica Datacorp (Spain) 100%

(1)	Ownership in Telefónica Móviles España, S.A.U. is held directly by Telefónica, S.A.
(2)	Representing a 91.76% voting interest.
(3)	Ownership in Telefónica International Wholesale Services, S.L. is held 92.51% by Telefónica, S.A. and 7.49% by Telefónica Datacorp, S.A.U.
(4)	Companies held indirectly.
(5)	Ownership in TIWS II is held directly by Telefónica, S.A.

Telefónica, S.A., the parent company of the Telefónica Group, also operates as a holding company with the following objectives:

•	coordinate the Group’s activities;

•	allocate resources efficiently among the Group;

•	provide managerial guidelines for the Group;

•	manage the Group’s portfolio of businesses;

•	foster cohesion within the Group; and

•	foster synergies among the Group’s subsidiaries.

Our principal executive offices are located at Distrito Telefónica, Ronda de la Comunicación, s/n, 28050 Madrid, Spain, and our registered offices are located at Gran Vía, 28, 28013 Madrid, Spain. Our telephone number is +34 900 111 004.

Capital Expenditures and Divestitures

Our principal capital expenditures during the three years ended December 31, 2014, consisted of additions to property, plant and equipment and additions to intangible assets, including spectrum. In 2014, 2013 and 2012, we made capital expenditures of 9,448 million euros, 9,395 million euros and 9,458 million euros, respectively.

Year ended December 31, 2014

Capital expenditures in 2014 increased 0.6% compared to 2013. Capital expenditures in 2014 included the cost of spectrum mainly in Brazil, Argentina, Venezuela, Colombia  and  Panama, amounting to 1,294 million euros.

Investment by Telefónica Spain in 2014 amounted to 1,732 million euros. Fiber optic was rolled out rapidly, and by year-end 2014 Telefónica Spain had created more than 10 million “fiber-to-the-house” (“FTTH”) facilities in Spain, increasing its investments in LTE networks. Investment by Telefónica United Kingdom in 2014 amounted to 755 million euros, mainly due to greater LTE coverage – an estimated 58% of the outdoor population - and a network capacity ramped up to cope with denser 3G and 4G traffic. Investment at Telefónica Germany in 2014 amounted to 849 million euros, focusing on its LTE roll-out strategy, securing 61% coverage in 2014. Investment at Telefónica Brazil in 2014 amounted to 2,933 million euros, mainly due to the fact that the mobile segment featured a continuation of LTE roll-outs in 2014, improving network capacity, systems and applications. Investment in the fixed-line network was used to expand roll-out of fiber optic, larger volumes of IPTV customers and corporate projects. Investment by Telefónica Hispanoamérica in 2014 amounted to 2,842 million euros mainly focused on LTE roll-outs in practically all operations in the region. Investment was also allocated to the densification of the 3G network, optimization of fixed-mobile convergence systems, the continuation of ultra broad band (UBB) roll-out for fixed broadband by speed upgrades and network digitalization, television and digital initiatives.

Year ended December 31, 2013

Capital expenditures in 2013 were in line with 2012. Capital expenditures in 2013 included the cost of spectrum mainly in United Kingdom, Brazil, Peru, Colombia  and  Spain, amounting to 1,224 million euros.

Investment by Telefónica Spain in 2013 amounted to 1,529 million euros, reflecting a high level of investment efficiency, as a result of the improvements in quality indexes, the reduction of complaints and enhanced efficiency in IT. At the end of the year, there was an acceleration in the rollout of fiber optic, and a boost of LTE deployment. Investment by Telefónica United Kingdom amounted to 1,385 million euros mainly due to spectrum investment (719 million euros). Investment by Telefónica Germany amounted to 666 million euros, focusing its efforts on network quality while accelerating investment in LTE network deployment. Investment by Telefónica Brazil amounted to 2,127 million euros mainly due to the expansion and improvement of the mobile networks, both 3G and 4G, as well as the rollout of its fiber network. Investment by Telefónica Hispanoamérica in 2013 amounted to 3,118 million euros, mainly in the mobile business and centered primarily on overlay projects and expansion of the coverage, quality and density of 3G networks, as well as the minimum roll-out of LTE (Colombia and Chile), the development of platforms to underpin new VASs, and the optimization of infrastructure and systems developments focusing on self-management. In the fixed line business, funds continued to be earmarked for rolling out UBB through speed upgrades in ADSL, fiber (FTTx) and VDSL in Argentina and Chile, as well as the installation of fixed-mobile convergence systems (Colombia, Chile and Peru).

Year ended December 31, 2012

Capital expenditures in 2012 declined 7.5% compared to 2011. Capital expenditures in 2012 included the cost of spectrum in Brazil, Nicaragua, Chile, Venezuela and Ireland, amounting to 586 million euros. In Telefónica Spain, investments amounted to 1,692 million euros, mainly focused on improvements in quality levels and reduction in the level of complaints. Investment by Telefónica United Kingdom amounted to 748 million euros focusing on increasing its 3G coverage and capacity. Investment by Telefónica Germany amounted to 609 million euros focusing on the development of the LTE network and the increase of capacity in the 3G network. Investment by Telefónica Brazil amounted to 2,444 million euros mainly driven by mobile network expansion. Investments in Telefónica Hispanoamérica amounted to 2,988 million euros focusing on mobile business (mainly with overlay projects, and coverage expansion and enhancing the quality of its 3G networks), as well as on development of new platforms and evolving the existing ones to support new value-added services. In the fixed line business significant investments were made in ultra broad band and speed upgrades in DSL, FTTx and VDSL in Argentina and Chile. In addition, Telefónica Digital made investments throughout 2012 in TV business including new HD channels introduction and commercial launches of OTT services and content delivery network in line with Telefónica Digital initiatives.

Financial Investments and Divestitures

Our principal financial investment in 2014 was the acquisition of E-Plus, which was completed on October 1, 2014, through our subsidiary Telefónica Deutschland for a total purchase price of 7,463 million euros. Our principal divestures in 2014 were the completion of the sales of Telefónica Czech Republic, a.s. on January 28, 2014, Telefónica Ireland, Ltd on July 2, 2014, and the sale of shares representing approximately 2.5% of the share capital of China Unicom for approximately 687 million euros.

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

There were no significant financial investments in 2012. Our principal divestures in 2012 were the sale in July 2012 of shares representing 4.56% of the share capital of China Unicom for 10,748 million Hong Kong dollars (approximately 1,142 million euros at that date), resulting in a loss of 97 million euros; the sale of 23.17% of Telefónica Germany Holding, A.G. for 1,499 million euros, with no impact in the results of the Group given we maintain the control over the company after this transaction, and the sale of Atento for 1,051 million euros, including a vendor loan of 110 million euros as well as certain deferred payments for 110 million euros, resulting in a capital gain of 61 million euros.

Public Takeover Offers

Not applicable

Recent Developments

The principal events that have occurred since December 31, 2014, are set forth below:

•
On January 23, 2015 Telefónica and Hutchison Whampoa Group agreed to enter into exclusive negotiations for the potential acquisition by the latter of Telefonica UK limited (Telefónica’s business in the UK (“O2 UK”)) for an indicative price in cash (firm value) of 10.25 billion pounds (approximately 13.5 billion euros); composed of (i) an initial amount of 9.25 billion pounds (approximately 12.2 billion euros) which would be paid at closing and (ii) an additional deferred payment of 1.0 billion pounds (approximately 1.3 billion euros) to be paid once the cumulative cash flow of the combined company in the United Kingdom has reached an agreed threshold.

The exclusivity period will last a specified period, allowing Telefónica and Hutchison Whampoa Group to negotiate definitive agreements, while Hutchison Whampoa Group completes its due diligence.

For information related to our significant financing transactions completed in 2014 and through the date of this Annual Report, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Anticipated Sources of Liquidity”.

B. Business Overview

The Telefónica Group is one of the world´s leading mobile and fixed communications services providers. Its strategy is to become a leader in the new digital world and transform the possibilities it brings into reality.

Telefonica’s aim is to reinforce its position as an active player in the digital world capable of seizing all the opportunities afforded by its global scale and its industrial and strategic alliances.

On February 26, 2014, the Board of Directors of Telefónica, S.A. approved the implementation of a new organizational structure focused on clients and which incorporates the digital offering as the main focus of commercial policies. The structure gives greater visibility to local operators, bringing them closer to the corporate decision-making center, simplifying the Group’s global structure and strengthening cross-cutting areas to improve flexibility and agility in decision making.

From January 1, 2014 on, and due to the implementation of this new organizational structure, the Group´s structure is composed of Telefónica Spain, Telefónica United Kingdom, Telefónica Germany, Telefónica Brazil and Telefónica Hispanoamérica (comprised of our consolidated subsidiaries in Argentina, Chile, Peru, Colombia, Mexico, Venezuela & Central America, Ecuador and Uruguay). These segments include the information related to wireline, wireless, DSL, TV, and other digital services provided in each country or countries. Any services not specifically included in these new segments are part of “Other companies and eliminations”.

The Telefónica Group's strategy aims to:

•	Improve the customer experience in order to continue increasing accesses.

•	Lead growth:

o	Drive forward the penetration of smart phones in all markets in order to raise the growth rate of mobile data by monetizing their increasingly widespread use.

o	Defend our competitive positioning, and leverage our customer knowledge.

o	Develop the growth opportunities that have arisen in an increasingly digital context, such as media, financial services, cloud, security, advertising, M2M, e-Health, etc.

o	Capture the opportunity in the business segment.

•	Continue working on the transformation of the Group’s operating model:

o	Increase the modernization of networks in markets where we operate through technological advances and the acquisition of spectrum.

o	Maximize the benefits of economies of scale to increase efficiency.

o	Simplify the operative model.

o	Reduce legacy cost, especially legacy network costs.

In addition, Telefónica maintains an industrial alliance with China Unicom. Furthermore, in order to potentially unlock the value of Telefónica's scale, the "Partners" program was created in 2011, and now includes five operators (Bouygues, Etisalat, Sunrise, Megafon and O2 CZ). The Telefónica Partners Program is an initiative that makes available to selected operators and under commercial terms a host of services that allows partners to leverage on Telefónica’s scale and to cooperate on key business topics (digital services, roaming, services to multinationals, procurement, devices, etc.).

Moreover Telefónica’s portfolio was restructured in 2014 through the acquisition of E-Plus by Telefónica Deutschland to form the leading operator in Germany in terms of number of wireless customers. Telefónica is also in the process of acquiring GVT through Telefónica Brazil, subject to regulatory approval, and negotiating the sale of its business in the United Kingdom.

Other information

Non-controlling interests can be divided into two groups. Firstly, subsidiaries listed in a regulated market, such as Telefónica Brasil or Telefónica Deutschland, where minority shareholdings are widely dispersed and in respect of which Telefónica protects minority interests by complying with the regulations of the related market. Secondly, subsidiaries with a main minority shareholder, with whom agreements are entered into in order to guarantee the protection of such shareholder’s rights and, in certain cases (such as Colombia Telecomunicaciones) where there are also specific commitments resulting from corporate transactions (see Note 21.b of the Consolidated Financial Statements).

The Telefónica Group’s Spanish companies have adapted their internal processes and payment schedules to the provisions of Law 15/2010 (amended by Law 31/2014) and Royal Decree-Law 4/2013, amending Law 3/2004, which establishes measures against late payment in commercial transactions. Engagement conditions with commercial suppliers in 2014 included payment periods of up to 60 days, according to the terms agreed between the parties. For efficiency purposes, the Telefónica Group’s companies in Spain have agreed payment schedules with suppliers, whereby payments are made on set days of each month. Payments to Spanish suppliers in 2014 and 2013 surpassing the established legal limit were the result of circumstances or incidents beyond the payment policies, mainly the delay in issuing invoices (legal obligation of the supplier), the closing of agreements with suppliers over the delivery of goods or the rendering of services, or occasional processing issues. According to such criteria, the average payment period to suppliers of the Telefónica Group’s companies in Spain in 2014, according to our best estimates, amounted to 51 days.

The Company has a governance system, which applies to Telefónica’s entire structure. Pursuant to the Company’s commitment to its shareholders, the Board of Directors, supported by its Committees, manages the Company’s business in accordance with the corporate governance rules laid down primarily in the Corporate By-laws, in the Regulation of the General Shareholders' Meeting, and in the Regulation of the Board of Directors. See “Item 16G. Corporate Governance – Significant Differences in Corporate Governance Practices – Corporate governance guidelines.”

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

Financial Results

2014 highlights

The Group's total accesses rose 5.5% during 2014 to 341 million at December 31, 2014, including the additional accesses it gained following the purchase of the E-Plus Group in Germany. Excluding the E-Plus Group accesses from 2014 results and accesses from Telefónica Czech Republic and Telefónica Ireland from 2013 results, the increase would have been 2.0%. There was high commercial activity focus on high value customers which resulted in the growth of the contract mobile segment (“smartphones” and LTE), fiber and Pay-TV. The volume of fiber accesses also grew, reaching 1.8 million at December 31, 2014. Notably, accesses in Telefónica Hispanoamérica (39% of the Group's total), increased by 2.5%, and accesses in Telefónica Brazil (28% of the Group's total) increased by 3.0% in 2014.

The evolution of foreign exchange rates impacted negatively our 2014 consolidated financial results, in particular the depreciation of the Argentine peso, Brazilian real and the implicit depreciation of the Venezuelan bolivar.

In its 2014 consolidated financial statements, Telefónica used the exchange rate of the Venezuelan bolívar set at the previously denominated SICAD II, (set at 49.988 Venezuelan bolívar fuerte per U.S. dollar in the last auction), for the purpose of translating the transactions, cash flows and balances related to the investments in Venezuela. The Company has decided to take such exchange rate as a reference, as it considers it to be the most representative among the available exchange rates as of such date, for the monetary translation of the accounting figures of cash flows and balances.

Accordingly, we estimate that the foreign exchange rate effect and the hyperinflations in Venezuela reduce our revenues and OIBDA in 2014 by 12.1 percentage points and 13.1 percentage points, respectively.

Revenues totaled 50,377 million euros in 2014, down 11.7% compared to 2013, mainly affected by exchange rate differences and the effect of hyperinflation in Venezuela, which reduced year-on-year growth by 12.1 percentage points. Additionally, this decrease was also affected by changes in the composition of the Group (-2.1 p.p.), in particular the sales of Telefónica Czech Republic and Telefónica Ireland and by the acquisition of the E-Plus Group. Excluding these impacts, revenues would have increased by 2.6% year-on-year mainly due to the performance of Telefónica Hispanoamérica, where revenues from mobile data and digital services increased. In order to make comparisons excluding the impact of changes to the scope of consolidation caused by the sales of Telefónica Czech Republic and Telefónica Ireland and the acquisition of the E-Plus Group in 2014, we have excluded the contribution of such entities to revenues in both 2013 and 2014.

The structure of revenues reflects the Company's business diversification. Despite the impact of exchange rates mentioned above, the segments that were the largest contributors to our revenues in 2014 were Telefónica Hispanoamérica, representing 26.1% (-3.4 p.p. compared to 2013), Telefónica Spain, representing 23.9% (+1.2 p.p. compared to 2013), Telefónica Brazil, representing 22.3% (+0.9 p.p. compared to 2013), Telefónica United Kingdom, representing 14.0% (+2.3 p.p. compared to 2013) and Telefónica Germany, representing 11.0% (+2.3 p.p. compared to 2013).

OIBDA reached 15,515 million euros for the year ended December 31, 2014, a fall of 18.7%, mainly due to:

•	the effect of exchange rates and hyperinflation in Venezuela (-13.1 p.p.);

•	changes to the scope of consolidation (-3.5 p.p.) as a result of the exclusion of Telefónica Czech Republic and Telefónica Ireland, and the inclusion of the E-Plus Group;

•
recognition in 2014 of expenditure mainly on the global restructuring program, in accordance with the simplification initiatives that the Group is implementing to meet its targets, totaling 652 million euros (670 million euros excluding exchange rate effects), accounting for a reduction of 3.5 percentage points;

•
a higher sale value of non-strategic towers in 2014 compared to 2013 (196 million euros in 2014, mainly in Telefónica Spain, in the amount of 191 million euros, compared to 111 million euros in 2013 accounted for mainly by Telefónica Spain (70 million euros), Telefónica Brazil (29 million euros) and Telefónica Hispanoamérica (11 million euros, in Mexico, Chile and Colombia). This effect accounts for an addition of 0.5 percentage points of OIBDA growth; and

•
the impact of the sale of companies in 2013, chiefly the sale agreements for Telefónica Ireland (16 million euros) and Telefónica Czech Republic (176 million euros) (+1 p.p.), and the sale of Hispasat (21 million euros; -0.1 p.p).

Excluding these effects, OIBDA would have increased by 0.2% in 2014 compared to 2013. The OIBDA margin was 30.8% for 2014, down 2.6 percentage points compared to 2013 in reported terms.

The below table shows the evolution of accesses over the past three years.

ACCESSES
Thousands of accesses	2012	2013	2014	%Var 12/13	%Var 13/14
Fixed telephony accesses (1) (2) (3)	40,002.6	39,338.5	36,830.0	(1.7%)	(6.4%)
Internet and data accesses	19,402.6	19,102.0	18,151.7	(1.5%)	(5.0%)
Narrowband	653.2	510.8	373.1	(21.8%)	(27.0%)
Broadband (4)	18,596.2	18,447.8	17,668.5	(0.8%)	(4.2%)
Other (5)	153.1	143.4	110.1	(6.3%)	(23.3%)
Mobile accesses	247,346.9	254,717.2	274,458.0	3.0%	7.8%
Prepay (6) (7)	165,821.9	165,557.0	175,720.4	(0.2%)	6.1%
Contract	81,525.0	89,160.3	98,737.6	9.4%	10.7%
Pay-TV (8)	3,336.2	3,602.2	5,087.2	8.0%	41.2%
Unbundled loops	3,308.8	3,833.4	4,087.3	15.9%	6.6%
Shared ULL	183.5	130.6	94.1	(28.9%)	(27.9%)
Full ULL	3,125.3	3,702.9	3,993.3	18.5%	7.8%
Wholesale ADSL	845.4	866.9	750.1	2.5%	(13.5%)
Other	1,577.1	1,658.2	1,684.1	5.1%	1.6%
Final Clients Accesses	310,088.3	316,759.9	334,526.9	2.2%	5.6%
Wholesale Accesses	5,731.3	6,358.5	6,521.6	10.9%	2.6%
Total Accesses	315,819.6	323,118.4	341,048.5	2.3%	5.5%

Notes:
- Telefónica Czech Republic accesses are de-consolidated from the first quarter of 2014, Telefónica Ireland accesses are de-consolidated from the third quarter of 2014 and E-Plus accesses are consolidated from the fourth quarter of 2014.

- Telefónica Spain mobile accesses include since 2013 the accesses of Tuenti; in 2012 they have been restated with the same criteria.
(1) RTB (includes public use telephony) x1; Basic Access RDSI x1; Primarily Access RDSI; Digital Access 2/6 x30. Includes internal use. Includes "fixed wireless" voice accesses. Includes Voice over IP and Naked DSL.

(2) In the first quarter of 2014, 45 thousands inactive "fixed wireless" accesses were disconnected in Mexico.
(3) In the second quarter of 2014, fixed clients includes 50 thousands additional fixed wireless clients in Peru.
(4) Includes DSL, satellite, optic fiber, cable modem and broadband circuits.
(5) Rest of retail non broadband circuits.
(6) In the first quarter of 2014, 1.9 million inactive accesses were disconnected in Mexico.
(7) In the fourth quarter 2014, 1.8 million inactive accesses were disconnected in Central America.
(8) In the second quarter of 2014, Pay-TV accesses includes 131 thousand "TV Mini" clients in Spain.

The chart below  shows the evolution of accesses by region over the past three years.

Accesses by region (millions)

The Group’s strategy is based on capturing growth in its markets, especially on attracting high-value customers.

Mobile accesses totaled 274.5 million in 2014, increasing 7.8% compared to 2013 (a 2.2% increase excluding accesses from the E-Plus Group in 2014 and from Telefónica Czech Republic and in Telefónica Ireland in 2013), driven by the E-Plus Group acquisition and strong growth in the contract segment (+10.7%), which represented 36% of total mobile accesses in 2014 (+1 p.p. year-on-year). Notably, Telefónica Spain has increased its contract segment in 2014 in 77 thousand new accesses (excluding the impact of the disconnection of 569 thousand inactive M2M accesses in the first three months of 2014), a positive number for the first time since 2011.

Smartphone accesses maintained a strong growth rate (up 39.0% at December 31, 2014 compared to December 31, 2013), totaling 90.4 million accesses and reaching a penetration rate over total accesses of 35% (+8 p.p. year-on-year), reflecting the Company’s strategic focus on the growth of its data services.

Fixed broadband accesses stood at 17.7 million at December 31, 2014, a decrease of 4.2% year-on-year (+0.8% excluding accesses from Telefónica Czech Republic in 2013). Fiber accesses stood at 1.8 million at December 31, 2014 (a 111.8% increase compared to December 31, 2013).

TV accesses totaled 5.1 million at December 31, 2014, up 41.2% year-on-year (47.6% excluding accesses from Telefónica Czech Republic in 2013). Net adds (new additions to the customer base), excluding accesses from Telefónica Czech Republic, reached 1.6 million in the year.

Telefónica’s customer base includes the consumer and business segments, and therefore is not affected by customer concentration risk.

2014 Consolidated results

The below table shows our consolidated results of operations for the past three years.

	Year ended December 31						Percent Change

	2012		2013		2014		2013 vs 2012		2014 vs 2013
Millions of Euros	Total	% of revenues	Total	% of revenues	Total	% of revenues	Total	%	Total	%
Revenues	62,356	100.0%	57,061	100.0%	50,377	100.0%	(5,295)	(8.5%)	(6,684)	(11.7%)
Other income	2,323	3.7%	1,693	3.0%	1,707	(3.4%)	(630)	(27.1%)	14	0.9%
Supplies	(18,074)	(29.0%)	(17,041)	(29.9%)	(15,182)	(30.1%)	1,033	(5.7%)	1,859	(10.9%)
Personnel expenses	(8,569)	(13.7%)	(7,208)	(12.6%)	(7,098)	(14.1%)	1,361	(15.9%)	110	(1.5%)
Other expenses	(16,805)	(27.0%)	(15,428)	(27.0%)	(14,289)	(28.4%)	1,377	(8.2%)	1,139	(7.4%)
Operating income before depreciation and amortization (OIBDA)	21,231	34.0%	19,077	33.4%	15,515	30.8%	(2,154)	(10.1%)	(3,562)	(18.7%)
Depreciation and amortization	(10,433)	(16.7%)	(9,627)	(16.9%)	(8,548)	(17.0%)	806	(7.7%)	1,079	(11.2%)
Operating income	10,798	17.3%	9,450	16.6%	6,967	13.8%	(1,348)	(12.5%)	(2,483)	(26.3%)
Share of loss of investments accounted for by the equity method	(1,275)	(2.0%)	(304)	(0.5%)	(510)	(1.0%)	971	(76.2%)	(206)	68.2%
Net financial expense	(3,659)	(5.9%)	(2,866)	(5.0%)	(2,822)	(5.6%)	793	(21.7%)	44	(1.6%)
Corporate income tax	(1,461)	(2.3%)	(1,311)	(2.3%)	(383)	(0.8%)	150	(10.3%)	928	(70.8%)
Profit for the year	4,403	7.1%	4,969	8.7%	3,252	6.5%	566	12.9%	(1,717)	(34.6%)
Non-controlling interests	(475)	(0.8%)	(376)	(0.7%)	(251)	(0.5%)	99	(20.8%)	125	(33.2%)
Profit for the year attributable to equity holders of the parent	3,928	6.3%	4,593	8.0%	3,001	6.0%	665	16.9%	(1,592)	(34.7%)

Year ended December 31, 2014 compared with year ended December 31, 2013

The evolution of foreign exchange rates impacted negatively in 2014 financial results, in particular the depreciation of the Argentine peso, Brazilian real and the implicit depreciation of the Venezuelan bolívar.

In the 2014 consolidated financial statements, Telefónica will use the exchange rate of the Venezuelan bolívar set at the previously denominated SICAD II (set at 49.988 Venezuelan bolívar fuerte per dollar in the last auction), for the purpose of translating the transactions, cash flows and balances related to the investments in Venezuela. The Company has decided to take such exchange rate as a reference, as it considers it to be the most representative among the available exchange rates as of such date, for the monetary translation of the accounting figures of cash flows and balances.

Accordingly, we estimate that the foreign exchange rate affect and hyperinflation in Venezuela, reduce revenue and OIBDA in 2014 by 12.1 percentage points and 13.1 percentage points, respectively.

Year-on-year comparisons of the Group’s earnings have also been affected by the acquisition and consolidation of the results of the E-Plus Group since October 1, 2014 and the sale and deconsolidation of the results of Telefónica Czech Republic (deconsolidated as of January, 2014) and Telefónica Ireland (deconsolidated as of July, 2014). Overall, these changes to the scope of consolidation explain 2.1 percentage points of the year-on-year decrease in revenues and 3.5 percentage points of the year-on-year decrease in OIBDA.

Revenues totaled 50,377 million euros in 2014, decreasing 11.7% compared to 2013, mainly affected by exchange rate differences and the effect of hyperinflation in Venezuela, which caused a 12.1 percentage points reduction in year-on-year growth. Additionally, revenues were also affected by changes to the scope of consolidation (-2.1 p.p.), chiefly the sales of Telefónica Czech Republic and Telefónica Ireland and the acquisition of E-Plus. Excluding these impacts, revenues would have increased by 2.6% year-on-year mainly due to the performance of Telefónica Hispanoamérica, where revenues from mobile data and digital services increased.  In order to make comparisons excluding the impact of changes to the scope of consolidation caused by the sales of Telefónica Czech Republic and Telefónica Ireland and the acquisition of the E-Plus Group, we have excluded the contribution of such entities to revenues in both 2013 and 2014.

The structure of revenues reflects Telefónica’s business diversification. Despite the impact of exchange rates, as mentioned above, Telefónica Hispanoamércia was the largest contributor to our revenues in 2014, representing 26.1% (-3.4 p.p. compared to 2013). The other segments showed a positive evolution compared to 2013: Telefónica Spain, representing 23.9% (+1.2 p.p. compared to 2013), Telefónica Brazil, representing 22.3% (+0.9 p.p. compared to 2013), Telefónica United Kingdom, representing 14.0% (+2.3 p.p. compared to 2013) and Telefónica Germany, representing 11.0% (+2.3 p.p. compared to 2013).

Mobile data revenues fell by 5.2% in reported terms affected mainly by exchange rate differences and the effect of hyperinflation in Venezuela. Excluding exchange rate differences and the effect of hyperinflation in Venezuela (which accounted for 14.3 p.p. of the year-on-year fall) and changes to the scope of consolidation (which accounted for 0.5 p.p. of the year-on-year fall), revenues from mobile data would have increased by 9.9%. Mobile data revenues accounted for 41% of mobile service revenues in such year, up 3.1 percentage points compared to 2013. Revenue from non-SMS data showed a solid growth of 6.7% in reported terms (+23.9% excluding the impact of exchange rate differences and the effect of hyperinflation in Venezuela (+16.8 p.p.) and changes to the scope of consolidation (-0.1 p.p.)), and accounted for 73% of total data revenue during the year in reported terms (+8.1 p.p. year-on-year).

Other income in 2014 mainly included own work capitalized in our fixed assets, profit from the sale of other assets, and the sale of non-strategic towers of Telefónica Spain, Telefónica Brazil and Telefónica Hispanoamérica.

In 2014, other income increased mainly due to the sale of non-strategic towers (with an impact on OIBDA of 196 million euros), primarily in Telefónica Spain (191 million euros), extraordinary sales of real estate in Telefónica Spain (41 million euros) and recognition of capital gains on the sale of assets belonging to the fixed business in Telefónica United Kingdom once the conditions stipulated in the relevant sales agreement had been met (49 million euros).

Other income in 2013 consisted mainly of the sale of non-strategic towers of Telefónica Brazil, Telefónica Hispanoamérica and Telefónica Spain (113 million euros in other income and 111 million euros in OIBDA), capital gains on the sale of assets belonging to the fixed business of Telefónica United Kingdom (83 million euros) and capital gains on the assets sale of Telefónica Germany (76 million euros), capital gains on the sale of Hispasat (21 million euros).

Total expenses: in 2014 (which include supply costs, personnel costs and other expenses (principally external services and taxes), amounting to 36,569 million euros, down by 7.8% compared to 2013, mainly due to:

•	exchange rate differences and the effect of hyperinflation in Venezuela (-11.3 p.p.);

•	changes to the scope of consolidation (-1.4 p.p.) caused by the sales of Telefónica Czech Republic and Telefónica Ireland and the acquisition of the E-Plus Group;

•	impact of the sale agreements of Telefónica Ireland and Telefónica Czech Republic (-0.5 p.p.) in 2013; and

•
the recognition in 2014 of expenditures mainly on the global restructuring program, in accordance with the simplification initiatives the Group is implementing to meet its targets, totaling 652 million euros (670 million euros excluding exchange rate effects), accounting for 1.7 percentage points.

Excluding these impacts, total expenses would have increased by 3.9% in 2014 compared to 2013, mainly due to higher commercial expenditures and outlays on networks and systems.

•
Supplies amounted to 15,182 million euros in 2014, down 10.9% against 2013, mainly due to exchange rate differences and the effect of hyperinflation in Venezuela, which decreased supplies expenses by 8.6 percentage points. The year-on-year change was also affected by changes to the scope of consolidation (due to the sales of Telefónica Czech Republic and Telefónica Ireland and from the acquisition of the E-Plus Group, resulting in a 1.9 percentage points decrease. Excluding these effects, supplies expenses would have fallen by 0.5% as the result of lower mobile interconnection costs, which more than offset the higher equipment costs of handsets and TV content.

•
Personnel expenses totaled 7,098 million euros in 2014, down 1.5% compared to 2013, mainly affected by exchange rate differences and the effect of hyperinflation in Venezuela, (-12.1 p.p.) and changes to the scope of consolidation (-2.4 p.p.) which were mostly offset by the expenditures on the global restructuring program, in accordance with the the simplification initiatives the Group is implementing to meet its targets (+8.1 p.p.). Excluding these impacts, personnel costs rose by 5.2% in 2014 compared to 2013 due to higher prices in some countries.

The average headcount in 2014 was 120,497 employees, down 7.2% compared to 2013 due mainly to the changes in the scope of consolidation (-2.2% excluding changes to the scope of consolidation).

•
Other expenses amounted to 14,289 million euros in 2014, down 7.4% as compared to 2013 mainly caused by exchange rate differences and the effect of hyperinflation in Venezuela (-13.9 p.p.). The year-on-year variation was also affected by the impact of value adjustments in the sales of Telefónica Ireland and Telefónica Czech Republic (-1.2 p.p.), changes to the scope of consolidation by the sales of Telefónica Czech Republic and Telefónica Ireland and the acquisition of the E-Plus Group (-0.5 p.p.) and the recognition of integration costs in Telefónica Germany (+0.6 p.p.). Excluding these impacts, other expenses would have increased by 8.1% due to higher commercial costs, higher network costs produced by larger volumes of data traffic and greater outlays on modernization of the network.

OIBDA reached 15,515 million euros for the year ended December 31, 2014, a fall of 18.7%, mainly due to:

•	the effect of exchange rates and hyperinflation in Venezuela (-13.1 p.p.);

•	changes to the scope of consolidation (-3.5 p.p.) following the exclusion of Telefónica Czech Republic and Telefónica Ireland and the inclusion of the E-Plus Group;

•
recognition in 2014 of expenditure mainly on the global restructuring program, in accordance with the simplification initiatives the Group is implementing to meet its targets, totaling 652 million euros (670 million euros at the exchange rate used to calculate 2013 results), accounting a decrease of 3.5 percentage points;

•
the impact of the sale of companies in 2013, chiefly the sale agreements for Telefónica Ireland (16 million euros) and Telefónica Czech Republic (176 million euros) (+1 p.p.), and the sale of Hispasat (21 million euros; -0.1 p.p); and

•
a higher sale value of non-strategic towers in 2014 compared to 2013 (196 million euros in 2014, mainly in Telefónica Spain (191 million euros), and 111 million euros in 2013, mainly in Telefónica Spain (70 million euros), Telefónica Brazil (29 million euros) and Telefónica Hispanoamérica (11 million euros, in Mexico, Chile and Colombia)). This effect accounts for 0.5 percentage points of OIBDA growth.

Excluding these effects, OIBDA in 2014 would have increased by 0.2% compared to 2013. The OIBDA margin was 30.8% for 2014, down 2.6 percentage points year-on-year in reported terms.

By region, Telefónica Spain contributed most to the Group's consolidated OIBDA, accounting for 36.6% of the total (+3.3 p.p. compared to 2013), Telefónica Hispanoamérica accounted for 26.2% (-2.8 p.p. compared to 2013), Telefónica Brazil accounted for 22.8% (+2.2 p.p. compared to 2013), Telefónica United Kingdom accounted for 11.2% (+2.7 p.p. compared to 2013) and Telefónica Germany accounted for 4.7% (-2.1 p.p. compared to 2013).

Depreciation and amortization amounted to 8,548 million euros in 2014, a decline of 11.2% compared to 2013, due to lower depreciation of fixed assets, mainly in Brazil. The total depreciation and amortization charges arising from purchase price allocation processes amounted to 708 million euros for the year (-17.3% year-on-year).

Operating income (OI) in 2014 totaled 6,967 million euros, down 26.3% compared to 2013, mainly affected by exchange rate differences and the effect of hyperinflation (-18.8 p.p.), recognition in 2014 of expenditure mainly on the global restructuring program, in accordance with the simplification initiatives the Group is implementing to meet its targets (-7.1 p.p.), changes to the scope of consolidation (-4.9 p.p.), consisting of the sale of Telefónica Czech Republic and Telefónica Ireland and the acquisition of the E-Plus Group, and additionally affected by the value adjustment of companies in 2013 (+1.7 p.p.). Additionally, the year-on-year variation was affected by higher sales of non-strategic towers in 2014 as compared to 2013 (+0.9 p.p.). Excluding these effects, operating income would have increased by 1.9% year-on-year.

The share of profit (loss) of investments accounted for by the equity method for the year was a loss of 510 million euros (a loss of 304 million euros in 2013), mainly due to valuation adjustments of Telco, S.p.A. at Telecom Italia, S.p.A. This, along with the contribution to the year's results, had a negative impact of 464 million euros (a loss of 267 million euros in 2013).

Net financial expense amounted to 2,822 million euros in 2014 (-1.6% year-on-year), and includes 293 million euros due to net negative foreign exchange differences primarily as a result of the Company’s decision to adopt the SICAD II exchange rate of the Venezuelan bolivar. Excluding this effect, net financial expenses would have fallen 8.2% year-on-year, mainly due to a 9.1% reduction in the average debt, placing the effective cost of debt in 2014 was 5.40%, 6 basis points higher than in 2013. The greater weight of debt in Latin America currencies and repayment and maturity of cheap debt in euros increases the average cost in 47 basis points, while lower rates in Latin America and Europe reduce it in 41 basis points.

Corporate income tax totaled 383 million euros in 2014 on a pre-tax income of 3,635 million euros, implying an effective tax rate of 10.5%, 10.3 percentage points lower year-on-year. This was mainly due to the effect of a review of deferred taxes in Brazil following a change to legislation during the second quarter of 2014, and to a larger recognition of tax credits in Colombia.

Profit attributable to non-controlling interests reduced net profit by 251 million euros in 2014, 33.2% less than in 2013, mainly due to the effect of a review of deferred taxes in Brazil following a change to legislation in 2014, and to a larger recognition of tax credits.

As a result of the foregoing, consolidated net profit for 2014 was 3,001 million euros (down by 34.7% year-on-year).

Year ended December 31, 2013 compared with year ended December 31, 2012

The main metrics in the income statement were negatively affected in 2013 by exchange rate fluctuations, mainly due to the devaluation of the Venezuelan bolivar and the depreciations of the Brazilian reais and the Argentine peso against the euro. Exchange rates reduced year-on-year revenue and OIBDA growth in 2013 by 7.5 percentage points.

In addition, the Telefónica Group deconsolidated the results from the Atento Group as of the end of November 2012 (following the disposal of the Atento Group during the fourth quarter of 2012), therefore affecting year-on-year comparisons of Telefónica’s reported financial results.

Revenues in 2013 totaled 57,061 million euros, decreasing 8.5% in reported terms, mainly affected by the exchange rate differences and the effect of hyperinflation in Venezuela which reduced year-on-year growth by 7.5 percentage points. Additionally, revenues were affected by changes in the consolidation perimeter especially the deconsolidation of the Atento group (-1.7 p.p.). Excluding these impacts, revenue in 2013 would have increased by 0.7% year-on-year.

The structure of revenues reflects the Company’s diversification and despite the above-mentioned exchange rate impact, Telefónica Hispanoamérica accounted for 29.5% of total revenues in 2013 (+2.7 p.p. compared with 2012). Telefónica United Kingdom accounted for 11.7% (+0.4 p.p. compared with 2012), Telefónica Brazil accounted for 21.4% of the total (-0.4 p.p. compared with 2012) and Telefónica Spain accounted for 22.7% (-1.3 p.p. compared with 2012).

Mobile data revenues decreased 0.7% in reported terms. Excluding the impact of exchange rate differences and the effect of the hyperinflation in Venezuela, mobile data revenues would have increased 9.3%. These revenues accounted for 37% of mobile service revenues in 2013, a 3 percentage points growth compared with 2012. Especially noteworthy is the growth in non-SMS data revenues (+11.2% in reported terms and +22.2% excluding the impact of exchange rate differences and the effect of hyperinflation in Venezuela), which accounted for 64% of total data revenues in the year in reported terms (+7 p.p. year-on-year).

Other income: mainly includes own work capitalized in our fixed assets, the profit from the sale of other assets, and the disposal of non-strategic towers of Telefónica Brazil, Telefónica Hispanoamérica and Telefónica Spain. The lower level of sales of non-strategic towers compared to 2012 is the main driver for the decrease in other income, decreasing to 1,693 million euros in 2013 from 2,323 million euros in 2012.

Other income in 2013 consisted mainly of the sale of non-strategic towers in Telefónica Brazil, Telefónica Hispanoamérica and Telefónica Spain (113 million euros in other income and 111 million euros in OIBDA), the capital gain from the disposal of the assets of the fixed business of Telefónica United Kingdom (83 million euros), the capital gain from the sale of assets in Telefónica Germany (76 million euros) and the capital gain from the sale of the stake in Hispasat (21 million euros).

In 2012 other income was mainly comprised of income from the sale of non-strategic towers in Telefónica Brazil, Telefónica Hispanoamérica and Telefónica Spain (659 million euros in other income and 643 million euros in OIBDA), the gain from the sale of applications (39 million euros), and the capital gains from the sale of the Atento group (61 million euros), of Rumbo (27 million euros) and the partial sale of Hispasat (26 million euros).

Total expenses, which include supplies, personnel expenses and other expenses (primarily external services and taxes) amounted to 39,678 million euros in 2013. This represented an 8.7% decrease year-on-year in reported terms, which was primarily due to:

•	exchange rate differences and the effect of hyperinflation in Venezuela (-7.3 p.p.);

•	changes in the consolidation perimeter caused by the disposal of Atento and Rumbo (-1.9 p.p.);

•	value adjustments and loss on sale of companies in 2013 and 2012:

•	the impact of losses on the sale of companies in 2013, (totaling 192 million euros), primarily from the sale agreements to Telefónica Ireland and Telefónica Czech Republic (+0.4 p.p.);

•
the impact of value adjustments and loss on sale of companies in 2012, which totaled an amount of 624 million euros, primarily from the sale of part of our stake in China Unicom and a value adjustment of Telefónica Ireland (-1.4 p.p.); and

•
a contractual change in the commercial model for selling handsets in Chile as a result of which we began from September 2012, to record all of the costs of handsets sold immediately rather than capitalizing such costs and depreciating them over the life of the contract (+0.4 p.p.).

Excluding the aforementioned items, total expenses grew 1.2% in 2013 compared with 2012, mainly as a result of the greater commercial activity in Telefónica Brazil and Telefónica Hispanoamérica, focused on capturing high-value customers.

•
Supplies stood at 17,041 million euros in 2013, falling 5.7% with respect to 2012, affected to a large degree by exchange rate differences and the effect of hyperinflation in Venezuela, which reduced this item by 7.3 percentage points. Additionally, the year-on-year change is affected by changes in the consolidation perimeter (-1.4 p.p.) and by the contractual change in the commercial model for selling handsets in Chile discussed above (+0.9 p.p.). Excluding both effects, expenses grew 2%, as a result of the greater commercial activity in Telefónica Brazil and Telefónica Hispanoamérica, both in the mobile segment, due to an increase in the weighting of smartphone sales, and in the fixed business, mainly Pay-TV, which offset the decline in equipment costs of operators in Europe and the lower termination costs at the group level.

•
Personnel expenses totaled 7,208 million euros and fell by 15.9% with respect to 2012, mainly affected by the exchange rate differences and the effect of hyperinflation in Venezuela (-6.2 p.p.) and changes in the consolidation perimeter (-13.6 p.p.). Excluding both effects personnel expenses increased by 4% due to the negative impact of inflation in certain Latin American countries, which more than offset declines reported by Telefónica Spain, Telefónica Czech Republic and Telefónica United Kingdom due to savings from workforce restructuring programs. This item also reflects restructuring expenses amounting to 156 million euros in 2013 compared to 67 million euros in 2012.

The average headcount in 2013 was 129,893 employees, 3.9% lower than the average in 2012, excluding the impact of the deconsolidation of Atento.

•
Other expenses amounted to 15,428 million euros, falling 8.2%, mainly affected by the impact of exchange rate differences and the effect of hyperinflation in Venezuela (-8 p.p.). In addition, it was also affected by the above-mentioned value adjustment in companies in 2012 and 2013 (-2.6 p.p.), expenses associated with the sale of non-strategic towers (-0.1 p.p.) and changes in the consolidation perimeter (+3.5 p.p.). Excluding these effects this item fell 1.1%, explained by the lower costs of operators in Europe, mainly in commercial expenses, systems and networks, due to the efficiency measures carried out especially in Telefónica Spain, which involved simplification of processes, distribution channels and call centers redefinition, internalization of activities, savings from the restructuring plan and temporary cancelation of the corporate contribution to pension plans.

OIBDA reached 19,077 million euros, showing a decline of 10.1%, mainly affected by:

•	exchange rate differences and the effect of hyperinflation in Venezuela (-7.5 p.p.);

•	the lower amount of non-strategic towers sold in 2013 compared to 2012 (-2.5 p.p.);

•	changes in the consolidation perimeter mainly caused by the disposal of Atento (-1.0 p.p.);

•	the contractual change in the commercial model for selling handsets in Chile (-0.8 p.p.);

•	value adjustments and loss on sale of companies in 2013 and 2012:

•	the impact of the sale of companies mainly the disposal of Telefónica Ireland and Telefónica Czech Republic in 2013 (-1.3 p.p.); and

•
the impact of value adjustments and loss on sale of companies in 2012 totaled 624 million euros, primarily from the sale of part of our stake in China Unicom and a value adjustment of Telefónica Ireland (+2.9 p.p.).

Excluding the aforementioned items, OIBDA for 2013 would have been stable versus the prior year. OIBDA margin was 33.4% in 2013, down 0.6 percentage points year-on-year in reported terms.

By region, Telefónica Spain, accounted for 33.2% of consolidated OIBDA in 2013 (+1 p.p. compared to 2012), while Telefónica Hispanoamérica accounted for 29.0% (+0.8 p.p. compared to 2012) and Telefónica Brazil accounted for 20.7% (-3.7 p.p. compared to 2012).

Depreciation and amortization in 2013 (9,627 million euros) registered a year-on-year drop of 7.7%, mainly due to the exchange rate effects and the sale of the Atento Group, Telefónica Ireland and Telefónica Czech Republic. The depreciation and amortization charges arising from purchase price allocation processes amounted to 856 million euros during 2013 (-11.1% year-on-year).

Operating income in 2013 totaled 9,450 million euros, decreasing 12.5% year-on-year, mainly affected by exchange rate differences and the effect of hyperinflation in Venezuela (-9.6 p.p.). Additionally the year-on-year change was due to the lower amount of non-strategic towers sold in 2013 as compared to 2012 (-4.9 p.p.), changes in the consolidation perimeter (-1.5 p.p.), the contractual change in the commercial model for selling handsets in Chile in 2012 (-0.9 p.p.), sales of companies (-0.1 p.p.) and the value adjustment of companies in 2013 and 2012 (+4.9 p.p.). Excluding these impacts operating income would have fallen 0.5% year-on-year.

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

Net financial expense amounted to 2,866 million euros in 2013, 21.7% lower than in 2012, of which 111 million euros were due to net negative foreign exchange differences. Excluding this effect, net financial expenses fell 11.8% year-on-year, mainly due to an 11.4% reduction in the average debt. The effective cost of debt in 2013 excluding exchange rate differences was 5.34%, 3 basis points below 2012, with savings from management improvements over the gross cost of debt in euros offsetting the impact on the effective cost from the fact that most of the reduction has been in euros (with below average costs).

Corporate income tax in 2013 stood at 1,311 million euros, on a pre-tax income of 6,280 million euros, implying an effective tax rate of 20.9%, 4.0 percentage points lower year-on-year. This is mainly due to the recognition in 2012 of the tax assessments in Spain.

Profit attributable to non-controlling interests reduced 2013 net profit by 376 million euros and was down 20.7% year-on-year, mainly as a result of the lower profit attributed to minority interests in Telefónica Brazil, affected by the exchange rate.

As a result of the performance of the above items, profit for the period in 2013 was 4,593 million euros (16.9% higher year-on-year).

Segment results

Some of the figures in the table below are compared at a constant exchange rate in order to analyze yearly performance excluding the effect of exchange rate variation. For certain of the financial results discussed below, comparison has been made using the previous year’s average exchange rate to convert the figure and by excluding the consideration of Venezuela as a hyperinflationary economy. In these cases a comment of “excluding foreign exchange rate effect” or “excluding foreign exchange rate effect and the consideration of Venezuela as a hyperinflationary economy” (or similar wording) has been indicated.

Some figures discussed further below have been compared in local currency (LC), taking the financial magnitudes in the relevant local currency as they were registered in the corresponding periods.

							% YoY 12/13		% YoY 13/14
Millions of euros	2012	% Total	2013	% Total	2014	% Total	Reported	Ex fx (*)	Reported	Ex fx (*)
Revenues	62,356		57,061		50,377		(8.5%)	(1.0%)	(11.7%)	0.4%
Telefonica Spain	14,996	24.0%	12,959	22.7%	12,023	23.9%	(13.6%)	(13.6%)	(7.2%)	(7.2%)
Telefonica United Kingdom	7,042	11.3%	6,692	11.7%	7,062	14.0%	(5.0%)	(0.5%)	5.5%	0.2%
Telefonica Germany	5,213	8.4%	4,914	8.6%	5,522	11.0%	(5.7%)	(5.7%)	12.4%	12.4%
Telefonica Brazil	13,618	21.8%	12,217	21.4%	11,231	22.3%	(10.3%)	2.2%	(8.1%)	0.5%
Telefonica Hispanoamérica	16,741	26.8%	16,855	29.5%	13,155	26.1%	0.7%	16.1%	(22.0%)	14.6%
OIBDA	21,231		19,077		15,515		(10.1%)	(2.6%)	(18.7%)	(5.7%)
Telefonica Spain	6,815	32.1%	6,340	33.2%	5,671	36.6%	(7.0%)	(7.0%)	(10.6%)	(10.6%)
Telefonica United Kingdom	1,602	7.5%	1,637	8.6%	1,744	11.2%	2.2%	7.0%	6.5%	1.1%
Telefonica Germany	1,351	6.4%	1,308	6.9%	733	4.7%	(3.2%)	(3.2%)	(44.0%)	(44.0%)
Telefonica Brazil	5,161	24.3%	3,940	20.7%	3,543	22.8%	(23.7%)	(13.0%)	(10.1%)	(1.7%)
Telefonica Hispanoamérica	5,983	28.2%	5,531	29.0%	4,068	26.2%	(7.6%)	8.6%	(26.5%)	14.2%
OIBDA Margin	34.0%		33.4%		30.8%
Telefonica Spain	45.4%		48.9%		47.2%
Telefonica United Kingdom	22.7%		24.5%		24.7%
Telefonica Germany	25.9%		26.6%		13.3%
Telefonica Brazil	37.9%		32.3%		31.5%
Telefonica Hispanoamérica	35.7%		32.8%		30.9%
Operating Income (OI)	10,798		9,450		6,967		(12.5%)	(2.8%)	(26.3%)	(7.5%)
Telefonica Spain	4,752	44.0%	4,437	46.9%	3,866	55.5%	(6.6%)	(6.6%)	(12.9%)	(12.9%)
Telefonica United Kingdom	607	5.6%	621	6.6%	623	8.9%	2.3%	7.2%	0.3%	(4.7%)
Telefonica Germany	118	1.1%	77	0.8%	(693)	(9.9%)	(35.4%)	(35.4%)	n.m.	n.m.
Telefonica Brazil	2,843	26.3%	1,831	19.4%	1,781	25.6%	(35.6%)	(26.6%)	(2.7%)	6.3%
Telefonica Hispanoamérica	3,221	29.8%	3,007	31.8%	2,034	29.2%	(6.6%)	16.8%	(32.4%)	20.9%
Profit for the year attributable to equity holders of the parent	3,928		4,593		3,001
(*) Excludes exchange rate effects and hyperinflation in Venezuela.

Revenues and OIBDA contribution by country

We include below certain charts showing the revenues and OIBDA contribution by main countries, and segments, to total consolidated Group revenues and OIBDA for 2012, 2013 and 2014. By way of explanation, total Group revenues and OIBDA are 100% in each year, and in each country or region the percentage represents its contribution to the total Group.

As the preceding charts show, the Telefónica Group has high geographic diversification. During the periods covered by such charts, Telefónica Spain and Telefónica Brazil are the largest single contributors to Group revenue and OIBDA, followed by the United Kingdom, Germany, Argentina, Peru, Mexico and Venezuela and Central America.

Together, these countries accounted for 91.1% of OIBDA and 88.3% of Group revenues in 2014 (89.5% of OIBDA and 85.4% of revenues in 2013 and 89.5% of OIBDA and 84.3% of revenues in 2012, respectively).

Beginning in 2013 we present figures of Venezuela and Central America together, and figures for previous years have been revised accordingly.

Contribution to Growth by Country

In the charts included below, we show the contribution to revenue and OIBDA year-on-year growth of our segments and the main countries where we operate for 2013 and 2014, excluding foreign exchange rate effects and the effect of hyperinflation in Venezuela. For example, in the chart relating to our revenues for 2014, the drop of -1.7% of Telefónica Spain means that Telefónica Spain’s drop in revenues caused a 1.7 percentage points year-on-year decrease in total consolidated revenues in 2014, and the addition of all countries’ contributions shown in the chart equals the total Group revenues increase in 2014 (+0.4% in 2014), excluding the impact of exchange rate differences and the effect of hyperinflation in Venezuela.

The below tables show the evolution of Telefónica’s estimated mobile and DSL accesses market share over the past three years:

Evolution of competitive position
	Mobile Market Share (1)
Telefónica	2012	2013	2014
Spain	36.2%	33.9%	31.2%
United Kingdom	26.6%	26.5%	26.9%
Germany (2)	16.7%	16.9%	36.9%
Brazil	29.1%	28.6%	28.4%
Argentina	29.7%	31.4%	31.3%
Chile	38.8%	38.7%	39.4%
Peru	60.0%	59.7%	55.2%
Colombia	21.6%	24.0%	23.5%
Venezuela	32.9%	32.0%	33.7%
Mexico	19.2%	18.5%	20.8%
Central America	29,7%	31.8%	31.5%
Ecuador	29.3%	32.6%	27.9%
Uruguay	37.4%	35.8%	34.4%
(1) Company estimation.
(2)Germany in 2014 includes E-Plus.

Evolution of competitive position
	DSL Market Share (1)
Telefónica	2012	2013	2014
Spain	48.8%	47.4%	45.1%
Brazil	18.8%	16.3%	16.4%
Argentina	30.9%	30.5%	30.3%
Chile	41.2%	40.2%	39.8%
Colombia	18.1%	18.7%	18.8%
(1) Company estimation.

Segments Discussion

TELEFÓNICA SPAIN

The below table shows the evolution of accesses in Telefónica Spain over the past three years.

ACCESSES
Thousands of accesses	2012	2013	2014	%YoY 12/13	%YoY 13/14
Fixed telephony accesses (1)	11,723.0	11,089.8	10,447.8	(5.4%)	(5.8%)
Naked ADSL	25.0	22.8	21.3	(9.1%)	(6.6%)
Internet and data accesses	5,779.3	5,899.0	5,928.7	2.1%	0.5%
Narrowband	54.0	38.5	30.9	(28.7%)	(19.6%)
Broadband (2)	5,709.3	5,846.8	5,885.9	2.4%	0.7%
Other (3)	16.0	13.7	11.9	(14.2%)	(13.7%)
Mobile accesses	20,608.7	19,002.1	17,575.4	(7.8%)	(7.5%)
Prepay	5,180.5	4,262.7	3,328.1	(17.7%)	(21.9%)
Contract (4)	15,428.2	14,739.3	14,247.3	(4.5%)	(3.3%)
Pay-TV (5)	710.7	672.7	1,884.7	(5.4%)	180.2%
WLR (6)	481.2	525.8	570.6	9.3%	8.5%
Unbundled loops	3,262.0	3,787.1	4,087.3	16.1%	7.9%
Shared ULL	183.5	130.6	94.1	(28.9%)	(27.9%)
Full ULL (7)	3,078.5	3,656.5	3,993.3	18.8%	9.2%
Wholesale ADSL	652.3	676.8	707.8	3.8%	4.6%
Other (8)	0.5	0.4	0.3	(23.9%)	(28.5%)
Final Clients Accesses	38,821.7	36,663.6	35,836.7	(5.6%)	(2.3%)
Wholesale Accesses	4,396.0	4,990.1	5,366.0	13.5%	7.5%
Total Accesses	43,217.8	41,653.6	41,202.7	(3.6%)	(1.1%)

Notes:
(1) PSTN (including public use telephony) x1; ISDN basic access x1; ISDN primary access; 2/6 digital access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.
(2) Includes ADSL, satellite, optical fiber, cable modem and broadband circuits.
(3) Leased lines.
(4) In the first quarter of 2014, 569 thousand M2M inactive accesses were disconnected.
(5) Since the second quarter of 2014, Pay-TV accesses include 131 thousand “TV Mini” customers.
(6) Wholesale Line Rental.
(7) Includes naked shared loops. (8) Wholesale circuits.

The results of Telefónica Spain in 2014 showed a softer decline in revenues than in 2013 versus 2012, due in part to a more favorable macroeconomic and competitive environment.

By the end of 2014 the Company became a leader of the Pay-TV market with 1.9 million customers (almost three times higher than in 2013), more than 1 million 100 Mb fiber customers (doubling the figure for 2013) and a mobile contract base showing positive net adds at year-end for the first time since 2011 (excluding the disconnection of 569 thousand M2M accesses during the first quarter of the year).

Telefónica Spain improved its commercial offer throughout the year, offering extra value to the customer. Notably, it launched “Movistar Fusión TV” in April as part of the convergent “Fusión” portfolio, increased the volume of its mobile data and the flexibility to purchase content bundles during the third quarter and launched “Movistar Series” in December, an “a la carta” and multiscreen TV service offering certain TV series, for 7 euros a month (including VAT), just one day after their premiers in the United States. In addition, it improved its mobile-only contract offering by launching the new “VIVE” portfolio in October, which was renewed in February 2015, increasing data volume and introducing new value-added services.

Telefónica Spain had 41.2 million accesses at the end of December 2014, down 1% year-on-year, mainly due to the disconnection of 569 thousand inactive M2M mobile contract accesses in the first quarter of the year.

“Movistar Fusión” with a customer base of 3.7 million and 1.4 million additional mobile lines, maintained solid year-on-year growth (+27% compared to 2013) and increased its penetration (73% of fixed broadband customer base and 57% of mobile contract customer base in the consumer segment). At the same time, higher value offers (fiber and TV) continued to attract customers. As a result, 21% of Movistar Fusión customers had 100 Mb fiber speed (+8 p.p. year-on-year) and 45% have IPTV (+31 p.p. year-on-year).

By year-end, fiber accesses totaled 1.3 million (more than doubling the figure for 2013) and accounted for 22% of the broadband customer base, and customers with 100 Mb fiber speed, who have higher ARPU (currently a 10 euros price premium) and lower churn (0.5 times) compared with DSL customers, exceeded one million.

The intense pace of fiber deployment reached 10.3 million premises passed at the end of the year.

Pay-TV accesses reached 1.9 million (almost three times higher than in December 2013), reflecting the strong adoption of “Movistar TV”, a key aspect of the new bundle offer with quality content and innovative functionality, making Telefónica the leading Pay-TV operator.

Total mobile accesses stood at 17.6 million, down 8% compared with year-end 2013, affected by the disconnection of 569 thousand inactive M2M mobile contract accesses in the first quarter of the year.

The contract base added 77 thousand net additions in 2014 (excluding the impact of the disconnection of 569 thousand inactive M2M mobile contract accesses), growing for the first time since 2011 (+0.5% year-on-year), mainly driven by churn reduction (-0.2 p.p. year-on-year), with a lower loss of customers due to portability (-30% year-on-year), and the growth of gross additions (+10% year-on-year).

Smartphone penetration stood at 61% of the mobile voice base (+10 p.p. compared to year-end 2013) and significantly boosted data traffic growth to 28% year-on-year in 2014. LTE network rollout continued to progress well and coverage reached 58% of the population at the end of 2014.

CONSOLIDATED RESULTS
Millions of euros
TELEFÓNICA SPAIN	2012	2013	2014	%YoY 12/13	%YoY 13/14
Revenues	14,996	12,959	12,023	(13.6%)	(7.2%)
Wireless Business	6,464	5,121	4,556	(20.8%)	(11.0%)
Mobile service revenues	5,453	4,580	3,888	(16.0%)	(15.1%)
Wireline Business	9,541	8,861	8,543	(7.1%)	(3.6%)
OIBDA	6,815	6,340	5,671	(7.0%)	(10.6%)
OIBDA Margin	45.4%	48.9%	47.2%	3.5 p.p.	(1.8 p.p.)
Depreciation and amortization	(2,063)	(1,903)	(1,805)	(7.7%)	(5.1%)
Operating Income (OI)	4,752	4,437	3,866	(6.6%)	(12.9%)
CapEx	1,692	1,529	1,732	(9.6%)	13.3%
OpCF (OIBDA-CapEx)	5,123	4,811	3,939	(6.1%)	(18.1%)

2014 Results

Revenues totaled 12,023 million euros in 2014 (-7.2% year-on-year).We consider revenue breakdown to be increasingly less relevant given the high penetration level of our convergent offer. However, we continue to report revenue separately for information purposes. Fixed business revenues fell 3.6% year-on-year in 2014, due to lower access and voice revenues, partially offset by higher broadband and new services revenues, mainly TV and IT. Mobile business revenues fell 11.0% year-on-year in 2014 due to the decline in mobile accesses and the 10.1% drop in ARPU, impacted by lower prices in the new tariff portfolio.

Mobile ARPU is becoming less representative of the Group’s business performance, owing to its significant dependence on the allocation of revenue in convergent offers. In 2014 mobile ARPU declined by 10.1% year-on-year, impacted by lower prices in the new tariff portfolio.

TELEFÓNICA SPAIN	2012	2013	2014	%YoY 12/13	%YoY 13/14
Voice Traffic (Million minutes)	36,382	34,428	35,600	(5.4%)	3.4%
ARPU (EUR) (1)	20.6	17.7	15.9	(14.3%)	(10.1%)
Prepay	8.8	7.3	6.2	(17.8%)	(14.5%)
Contract (2)	28.6	24.0	20.6	(16.2%)	(14.2%)
Data ARPU (EUR) (1)	6.5	6.8	7.0	4.4%	3.6%
% non-SMS over data revenues	85.2%	92.1%	95.0%	7.0 p.p.	2.8 p.p.

Notes:
(1) Impacted by the disconnection of 569 thousand inactive M2M accesses in the first quarter of 2014.
(2) Excludes M2M.

Total expenses, which include supplies, personnel expenses and other expenses (mainly subcontract expenses and others) but do not include depreciation and amortization expenses, amounted to 6,987 million euros in 2014, down 1.1% year-on-year, reflecting the control of costs and the transformation efficiency initiatives implemented several years ago. The breakdown by components is as follows:

•	Supplies (2,592 million euros) increased 4.2% year-on-year in 2014, mainly reflecting higher spending on handsets and TV content.

•
Personnel expenses (2,139 million euros) increased 1.2% year-on-year in 2014, primarily due to the end of the redundancy program in 2013 and the Company’s contribution to its pension plan in July 2014, following its temporary freeze from April 2013 to July 2014. At December 31, 2014, Telefónica Spain’s headcount totaled 30,020 employees compared to 29,764 at December 31, 2013.

•
Other expenses (2,256 million euros) fell by 8.5% year-on-year in 2014, reflecting the savings resulting from the simplification processes, redefinition of distribution channels and in-sourcing of activities, which more than offset the expenses related to the increased commercial effort in advertising and handset sales.

OIBDA amounted to 5,671 million euros in 2014 (-10.6% year-on-year), affected by the drop in revenues despite the higher commercial effort by Telefónica Spain to capture the growth and value opportunity in the market. Excluding the sale of non-strategic towers for 70 million euros in 2013 and 191 million in 2014, OIBDA fell 12.6% year-on-year in 2014.

2013 Results

In 2013 revenues stood at 12,959 million euros (-13.6% year-on-year), partly affected by the sharp drop in revenues from handset sales (-46.4% year-on-year) due to the removal of subsidies in March 2012.

•
Excluding handset sales, revenues in 2013 amounted to 12,417 million euros (-11.2% year-on-year). Excluding the impact of regulation (which imposed interconnection and roaming), these revenues would have fallen 9.6% year-on-year.

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

ARPU decreased 14.3% year-on-year in 2013, affected by the 60% cut in the mobile termination rate since July 1, in addition to the cuts implemented in April 2013 (-13%) and October 2012 (-8%). The drop in ARPU also reflects lower prices of the new tariff portfolio and lower customer usage. However, it is worth noting that the ARPU of individual services is less representative following the launch of “Movistar Fusión”, as it is affected by the defined allocation of convergent product revenues between the fixed and mobile businesses.

Total expenses, which include supplies, personnel expenses and other expenses (mainly subcontract expenses and others) but do not include depreciation and amortization expenses, amounted to 7,064 million euros in 2013, 18.2% less than in 2012, mainly due to a reduction in commercial costs, mainly as a result of the elimination of handset subsidies and other savings arising from the various efficiency improvement programs. The breakdown by components is as follows:

•	Supplies declined 23.9% year-on-year in 2013 to 2,486 million euros, mainly due to lower handset costs as a consequence of the new commercial policy and lower mobile interconnection costs.

•
Personnel expenses amounted to 2,113 million euros in 2013, down 6.1% year-on-year as a result of the savings derived from the redundancy program and from the temporary removal of Telefónica Spain’s contribution to the pension plan beginning in April 2013. At December 31, 2013, Telefónica Spain’s headcount totaled 29,764 employees, compared to 31,434 at December 31, 2012.

•
Other expenses amounted to 2,464 million euros in 2013, down by 20.9% compared to 2012 due to lower commercial expenses and the savings from Telefónica Spain’s simplification process, as well as the redefinition of the distribution channel and call centers and the in-sourcing of activities.

OIBDA stood at 6,340 million euros in 2013, showing a year-on-year decline of 7.0%. The OIBDA decrease is explained by the revenue decrease, partially offset by costs reduction, especially the continued reduction in commercial costs after the handset subsidy removal policy, and other savings arising from several efficiency programs (such as simplification of processes, distribution channel and call centers redefinition, internalization of activities, savings from the restructuring personnel plan and temporary cancelation of the corporate contribution to pension plans).

Excluding the sale of non-strategic towers for 60 million euros in 2012 and 70 million euros in 2013, OIBDA decreased by 7.2%.

TELEFÓNICA UNITED KINGDOM

ACCESSES
Thousands of accesses	2012	2013	2014	%YoY 12/13	%YoY 13/14
Fixed telephony accesses (1)	377.4	208.2	228.0	(44.8%)	9.5%
Internet and data accesses	560.1	14.8	19.2	(97.4%)	29.8%
Broadband	560.1	14.8	19.2	(97.4%)	29.8%
Mobile accesses	22,864.2	23,649.0	24,479.1	3.4%	3.5%
Prepay	10,962.9	10,764.7	10,761.2	(1.8%)	(0.0%)
Contract	11,901.3	12,884.3	13,717.9	8.3%	6.5%
Final Clients Accesses	23,801.7	23,872.0	24,726.4	0.3%	3.6%
Wholesale Accesses (2)	40.5	31.6	-	(22.1%)	-
Total Accesses	23,842.2	23,903.6	24,726.4	0.3%	3.4%

Notes:
(1) PSTN (including public use telephony) x1; ISDN basic access x1; ISDN primary access; 2/6 digital access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.
(2) From the first quarter of 2014, the company stopped offering a wholesale service.

Telefónica and the Hutchison Whampoa Group agreed to commence exclusive negotiations for a possible Whampoa Group purchase of O2 UK on January 23, 2015.

Total accesses were 24.7 million at year-end 2014 (+3.4% year-on-year). Mobile accesses increased by 3.5% year-on-year to 24.5 million by year-end 2014, boosted by the continued expansion of contract customers and a stable pre-pay segment. In this way, the proportion of contract customers rose 2 percentage points year-on-year to account for 56% of total mobile accesses. Contract net additions totaled 0.8 million customers in 2014 as a result of good performance, despite fierce competition. Contract customer churn improved by 0.1 percentage points year-on-year in 2014 to 1.0%. Smartphone penetration (as a percentage of mobile internet data tariff over total mobile customers) rose by 3 percentage points with respect to year-end, to 52%.

Telefónica United Kingdom continues the deployment of its LTE network, reaching 58% outdoor coverage at year end, and keeps focusing on offering a positive network experience to 4G customers.

CONSOLIDATED RESULTS
Millions of euros				%YoY 12/13		%YoY 13/14
TELEFÓNICA UNITED KINGDOM	2012	2013	2014	€	LC	€	LC
Revenues	7,042	6,692	7,062	(5.0%)	(0.5%)	5.5%	0.2%
Mobile service revenues	6,060	5,461	5,397	(9.9%)	(5.7%)	(1.2%)	(6.2%)
OIBDA	1,602	1,637	1,744	2.2%	7.0%	6.5%	1.1%
OIBDA Margin	22.7%	24.5%	24.7%	1.7 p.p.	1.7 p.p.	0.2 p.p.	0.2 p.p.
Depreciation and amortization	(995)	(1,016)	(1,121)	2.1%	6.9%	10.3%	4.7%
Operating Income (OI)	607	621	623	2.3%	7.2%	0.3%	(4.7%)
CapEx	748	1,385	755	85.3%	94.0%	(45.5%)	(48.3%)
OpCF (OIBDA-CapEx)	854	252	989	(70.5%)	(69.1%)	n.m.	n.m.

2014 Results

Total revenues in 2014 increased 5.5% year-on-year to 7,062 million euros in reported terms (+0.2% year-on-year excluding foreign exchange rate effects).

•
Mobile service revenues reached 5,397 million euros, down 1.2% year-on-year in reported terms (-6.2% excluding foreign exchange rate effects) negatively affected by the “Refresh” model, mobile termination rate cuts and roaming regulation. Excluding the impacts of, mobile termination rate cuts, (+0.4 p.p.), roaming regulation (+0.5 p.p.) and the new commercial model “Refresh” (+6.5 p.p.), mobile service revenues would have increased by 1.3% year-on-year as a result of the growth in mobile accesses and price stabilization. The “Refresh” model translates into more revenue from handset sales (even where the number of units sold are not increased), since handset sales are fully recognized upfront.

•	Non-SMS data revenues rose 23.9% year-on-year (+17.6% year-on-year excluding foreign exchange rate effects), accounting for 57.9% of data revenues (+8.0 p.p. year-on-year).

•	Data revenue recorded an increase of 1.5% year-on-year in 2014. Data revenue in 2014 accounted for 57% of mobile service revenue, 4 percentage points more than 2013.

ARPU fell by 3.9% year-on-year in 2014 (-8.8% excluding the effect of foreign exchange rates), adversely affected by the “Refresh” model. Excluding the effect of regulation and the “Refresh” model (+7.2 p.p.), ARPU would have decreased by 1.6% year-on-year. Voice ARPU fell 12.5% in reported terms (-16.9% excluding the effect of foreign exchange rates). Data ARPU increased by 3.6% in reported terms (-1.6% year-on-year excluding the effect of foreign exchange rates).

TELEFÓNICA UNITED KINGDOM	2012	2013	2014	%YoY LC 12/13	%YoY LC 13/14
Voice Traffic (Million minutes)	48,250	48,479	49,096	0.5%	1.3%
ARPU (EUR)	22.5	19.6	18.8	(8.8%)	(8.8%)
Prepay	9.6	7.7	7.3	(16.0%)	(9.3%)
Contract (1)	40.3	35.0	33.1	(9.1%)	(10.1%)
Data ARPU (EUR)	11.4	10.4	10.8	(4.5%)	(1.6%)
% non-SMS over data revenues	46.8%	50.0%	57.9%	3.2 p.p.	8.0 p.p.

Notes:
(1) Excludes M2M.

Mobile voice traffic in 2014 remained stable compared to 2013, while data traffic increased by 72%, driven by higher penetration of smartphones and higher usage per customer.

Total expenses were 5,502 million euros in 2014, up by 4.7% year-on-year in reported terms, impacted by the foreign exchange rate in 5.3 percentage points. Excluding this impact, expenses would have decreased by 0.6%. The breakdown by components is as follows:

•
Supplies increased by 3.4% year-on-year in 2014 in reported terms to 3,520 million euros, impacted by the foreign exchange rate (+5.2 p.p.). Excluding this impact, supplies would have decreased by 1.8%, mainly due to lower interconnection costs.

•
Personnel expenses were down by 15.3% year-on-year in 2014, amounting to 460 million euros, impacted by the exchange rate (+4.3 p.p.). Excluding this impact, personnel costs would have been down by 19.6%, as a result of the outsourcing of the customer service facility. Personnel expenses were also affected by restructuring costs (5 million euros in 2014 and 48 million euros in 2013).

•
Other expenses were 1,521 million euros in 2014, a 16.1% year-on-year increase in reported terms, with an exchange rate impact of 5.9 percentage points. Excluding this impact, other expenses would have increased by 10.3% as a result of the outsourcing of the customer service facility.

OIBDA totaled 1,744 million euros, up by 6.5% in reported terms (+1.1% excluding the foreign exchange rate impact), due to higher revenues and cost control partially offset by the negative contribution of the “Refresh” model.

2013 Results

Total revenues amounted 6,692 million euros in 2013, down 5.0% year-on-year in reported terms (-0.5% excluding exchange rate differences) reflecting the disposal of the fixed consumer business as well as the “Refresh” model contribution (+5.8 p.p. in 2013). The “Refresh” model translates into more revenue from handset sales (even where the number of units sold do not increase), since handset sales are fully recognized upfront.

•
Mobile service revenues in 2013 totaled 5,461 million euros, a decrease of 9.9% year-on-year in reported terms (-5.7% excluding the impact of exchange rate differences) negatively affected by the “Refresh” model, mobile termination rate cuts and roaming regulation. Excluding the impact of mobile termination rate cuts (+2.4 p.p.) and roaming regulation (+0.6 p.p.), as well as the impact of the “Refresh” model (+1.3 p.p.), the mobile service revenues would have decreased 1.3% year-on-year due to the pressure on ARPU.

•	Non-SMS data revenues grew 0.8% year-on-year (+5.5% year-on-year excluding exchange rate differences) accounting for 50% of data revenues in 2013 (+3 p.p. year-on-year).

•
The decline of SMS volumes led data revenue to decline 1.2% year-on-year in 2013. In 2013, data revenues accounted for 53% of mobile service revenues, an increase of 2 percentage points compared to the previous year.

•
ARPU fell 12.9% year-on-year (-8.8% year-on-year excluding the impact of the exchange rate differences) negatively impacted by the “Refresh” model, as well as mobile termination rate cuts and roaming regulation. Excluding the impact of regulation, ARPU would have decreased by 5.5% year-on-year. Voice ARPU fell 17.1% in reported terms (-13.2% excluding exchange rate differences and -8.4% excluding additionally the effect of regulations). Data ARPU fell 8.8% in reported terms (-4.5% excluding exchange rate differences).

Mobile voice traffic remained relatively stable with respect to the previous year.

Total expenses amounted to 5,256 million euros in 2013, decreasing 6.1% year-on-year in reported terms, (affected by the foreign exchange rate difference in -4.4 p.p.). Excluding this effect, total expenses would have decreased 1.7% year-on-year. The breakdown by components is as follows:

•
Supplies amounted to 3,403 million euros, decreasing 5.8% year-on-year affected by foreign exchange rate differences (-4.4 p.p.). Excluding this effect, supplies would have decreased 1.4% mainly due to the reduction of interconnection costs.

•
Personnel expenses amounted to 543 million euros in 2013, a decrease of 1.6% in reported terms, affected by foreign exchange rate differences (-4.6 p.p.). Excluding this effect, personnel expenses would have increased by 3.0%, affected by 48 million euros of restructuring expenses.

•
Other expenses were 1,310 million euros and decreased by 8.7% in reported terms, affected by foreign exchange rate differences (-4.3 p.p.). Excluding this effect these costs would have decreased 4.4%, due to lower commissions and benefits of the “Refresh” model.

OIBDA stood at 1,637 million euros in 2013, representing a year-on-year increase of 2.2% in reported terms (+7.0% excluding the impact from exchange rate differences). Year-on-year performance was positively affected by the capital gain of 83 million euros from the fixed consumer business disposal offset partially by the negative impact of restructuring expenses (48 million euros). In addition, OIBDA performance reflects the acceleration in the recording of hardware sales from the “Refresh” model, partially mitigated by the higher upfront commercial costs resulting from the model.

TELEFÓNICA GERMANY

ACCESSES
Thousands of accesses	2012	2013	2014	%YoY 12/13	%YoY 13/14
Fixed telephony accesses (1)	2,249.0	2,124.9	2,036.4	(5.5%)	(4.2%)
Internet and data accesses	2,678.9	2,516.1	2,387.0	(6.1%)	(5.1%)
Narrowband	302.6	271.7	243.2	(10.2%)	(10.5%)
Broadband	2,376.3	2,244.3	2,143.8	(5.6%)	(4.5%)
Mobile accesses	19,299.9	19,401.0	42,124.9	0.5%	117.1%
Prepay	9,191.3	9,114.9	23,350.7	(0.8%)	156.2%
Contract	10,108.5	10,286.1	18,774.1	1.8%	82.5%
Final Clients Accesses (2)	24,284.9	24,042.0	46,548.3	(1.0%)	93.6%
Wholesale Accesses	1,087.9	1,125.0	1,113.3	3.4%	(1.0%)
Total Accesses	25,372.8	25,166.9	47,661.5	(0.8%)	89.4%

Notes:
(1) PSTN (including public use telephony) x1; ISDN basic access x1; ISDN primary access; 2/6 digital access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.
(2) 2012 includes 57.2 thousand of Pay-TV accesses.

The results of the E-Plus Group have been fully consolidated with Telefónica Germany since October 1, 2014 (once the acquisition was completed, following its announcement in 2013). As a result, mobile accesses reached 42.1 million at the end of 2014, up by 117% year-on-year, making us the largest operator on the German market in terms of mobile customers according to the Company’s estimates. At the date of consolidation, the E-Plus Group accounted for 22.6 million accesses.

The German market remained competitive in 2014, with pressure on commercial expenses and focus on bundled voice and data tariffs, oriented to capture higher-value customers and develop the current base of customers by increasing their consumption. Bundle offers were also brought on to the market by our main competitors in the second half of 2014.

As part of its strategy of development and monetization of data traffic, Telefónica Germany continued to step up its investment in LTE. It finished the year with 62% coverage of outdoor population, and increased the volume of handsets and users of this technology.

The main brands operated by Telefónica Germany, via its “O2 Blue All-in” and “Base All-in” portfolios, have maintained prices focused on increasing the value of our customers, with a view to increasing the proportion of higher-value customers.

Contract mobile customers grew by 83% year-on-year, impacted by the incorporation of the E-Plus Group, reaching 18.8 million accesses. The proportion of contract accesses reached 45%, impacted by the higher proportion of pre-pay customers among the E-Plus Group customer base. Smartphone penetration reached 29% in 2014, with a considerable volume of LTE customers.

Retail broadband accesses stood at 2.1 million in December 2014 (-4.5% year-on-year).

CONSOLIDATED RESULTS
Millions of euros
TELEFÓNICA GERMANY	2012	2013	2014	%YoY 12/13	%YoY 13/14
Revenues	5,213	4,914	5,522	(5.7%)	12.4%
Wireless Business	3,845	3,673	4,375	(4.5%)	19.1%
Mobile service revenues	3,152	2,989	3,580	(5.2%)	19.8%
Wireline Business	1,363	1,235	1,138	(9.4%)	(7.8%)
OIBDA	1,351	1,308	733	(3.2%)	(44.0%)
OIBDA Margin	25.9%	26.6%	13.3%	0.7 p.p.	(13.4 p.p.)
Depreciation and amortization	(1,233)	(1,231)	(1,426)	(0.1%)	15.7%
Operating Income (OI)	118	77	(693)	(35.4%)	n.m.
CapEx	609	666	849	9.4%	27.5%
OpCF (OIBDA-CapEx)	743	642	(116)	(13.5%)	n.m.

2014 Results

Total revenues amounted to 5,522 million euros in 2014, up by 12.4% due mainly to the consolidation of the E-Plus Group since October 1, 2014, and offset in part by the lower service revenues during the rest of the year.

•
Mobile service revenues totaled 3,580 million euros in 2014, up by 19.8% year-on-year due mainly to the consolidation of the E-Plus Group since October 1, 2014 and offset in part by the lower voice and SMS revenues during the rest of the year. Telefónica Germany continued to focus on data revenues, which increased 24.3% and accounted for 50.1% of mobile service revenues. Non-P2P SMS data revenues accounted for 71% of the total data revenues (+4.7 p.p. year-on-year), increasing 33% year-on-year.

•
Fixed telephony revenues fell by 7.8% year-on-year in 2014 to stand at 1,138 million euros. The main reason for this was a decline in fixed broadband customers (partially mitigated by VDSL growth) and transit business revenues, impacting slightly on the margin.

ARPU was negatively affected by the consolidation of the E-Plus Group and decreased by 7.1% year-on-year in 2014, reducing its year-on-year decline compared to 2013, due to the smaller proportional impact of migration to new tariffs, and the various actions undertaken with respect to the Telefónica Germany’s customer base in order to boost income and data leverage.

TELEFÓNICA GERMANY	2012	2013	2014	%YoY 12/13	%YoY 13/14
Voice Traffic (Million minutes)	29,519	30,152	41,186	2.1%	36.6%
ARPU (EUR)	13.8	12.7	11.8	(7.9%)	(7.1%)
Prepay	5.5	5.1	5.4	(6.8%)	4.5%
Contract (1)	21.5	19.6	18.4	(9.0%)	(5.9%)
Data ARPU (EUR)	6.2	6.2	5.9	0.7%	(3.9%)
% non-SMS over data revenues	56.7%	66.5%	71.2%	9.8 p.p.	4.7 p.p.

Notes:
(1) Excludes M2M.

Total expenses were 4,895 million euros in 2014, up by 29.7% year-on-year due mainly to the consolidation of the E-Plus Group since October 1, 2014. Telefónica Germany recorded a 409 million euros provision for the restructuring process resulting from the integration of the E-Plus Group. The breakdown by component is as follows:

•
Supplies stood at 2,144 million euros, up by 9.5% year-on-year due mainly to the consolidation of the E-Plus Group since October 1, 2014. There were lower interconnection costs arising from a decrease in SMS volumes and lower interconnection rates, partially offset by higher handset purchases (mainly towards the end of the year).

•
Personnel expenses amounted to 828 million euros during the year, up by 97.7% due mainly to the consolidation of the E-Plus Group since October 1, 2014. In addition, personnel expenses were impacted by the recognition of an expenditure of 321 million euros, related to the provision for the restructuring process resulting from the integration of the E-Plus Group.

•
Other expenses amounted to 1,923 million euros during the year, up by 37.5% mainly impacted by the change of perimeter and the recognition of an expenditure of 87 million euros related to the provision for the restructuring process resulting from the integration of the E-Plus Group. Excluding these impacts, other expenses would have been impacted by higher commercial costs.

OIBDA fell 44% year-on-year to stand at 733 million euros in 2014. OIBDA was impacted by the recognition of an expenditure of 409 million euros related to the provision for the restructuring process resulting from integration of the E-Plus Group.

2013 Results

Revenues totaled 4,914 million euros in 2013, down 5.7% year-on-year. This decline is partly attributable to the reduction in termination rates. Excluding this impact, revenues would have fallen 3.5% in 2013, with ongoing headwinds coming from customer base repositioning and the acceleration of declines in SMS volumes. Handset revenues decreased by 1.4% year-on-year in 2013 mainly due to the increasing share of attractive affordable handsets in the market, including selective bundle offers of selected smartphones with high value mobile data tariffs.

•
Mobile service revenues stood at 2,989 million euros in 2013, a year-on-year decrease of 5.2%. Excluding the impact of the reduction in termination rates, mobile service revenues would have fallen by 1.5% year-on-year in 2013, mainly as a result of the increase in tariff renewals in the customer base and the lower volume of SMS traffic, which were not offset by the growth in data revenues. Telefónica Germany continued to monetize its data revenues with an increase in non-P2P SMS data revenue of 21.7% during the year, accounting for 67% of total data revenue (+10 p.p. year-on-year). As a result, mobile data revenues in 2013 increased 3.7% year-on-year to account for 48% of mobile service revenues (+4 p.p. year-on-year).

•
Fixed telephony revenues decreased 9.4% year-on-year in 2013, to 1,235 million euros despite the increasing adoption of VDSL. This is mainly the result of the decline in DSL customer base (mitigated by an increasing uptake of VDSL) and a further reduction of revenues from the low margin voice transit business.

ARPU decreased by 7.9% year-on-year in 2013, mainly as a result of the reduction in mobile termination rates. Excluding this impact, ARPU would have declined by 4.3% in 2013 on the back of tariff migrations, acceleration of the decrease in SMS volumes and an increasing share of discounted online channel activities, which was partly offset by the increasing demand for mobile data services.

Voice ARPU decreased by 14.9% year-on-year in 2013, mainly as a result of regulatory changes (lower roaming and interconnection rates) and the migration of customer to current tariffs. Data ARPU grew 0.7% year-on-year, as a result of the increased penetration of mobile broadband, despite the negative impact of lower SMS volumes.

Mobile voice traffic showed year-on-year growth of 2.1%, derived from the growth in the contract customer base.

Total expenses amounted to 3,775 million euros in 2013, decreasing 3.8% year-on-year. The breakdown by component is as follows:

•	Supplies amounted to 1,958 million euros, decreasing 8.1% year-on-year, mainly driven by a reduction in interconnection expenses.

•	Personnel expenses amounted to 419 million euros, decreasing 9.9% year-on-year as a result of an accumulation of activities at the end of 2012.

•	Other expenses stood at 1,398 million euros in 2013, increasing by 5.4% year-on-year, due mainly to the higher commercial cost incurred in retention and advertising activities.

OIBDA stood at 1,308 million euros in 2013, registering a decline of 3.2% due to the pressure in revenues, the higher commercial costs and certain handset promotions, offset in part by the capital gains obtained from asset sales totaling 76 million euros (46 million euros of fiber assets and 30 million euros of the related hosting business, Telefónica Online Services).

TELEFÓNICA BRAZIL

ACCESSES
Thousands of accesses	2012	2013	2014	%YoY 12/13	%YoY 13/14
Fixed telephony accesses (1)	10,642.7	10,747.8	10,743.4	1.0%	(0.0%)
Internet and data accesses	3,964.3	4,102.0	4,082.6	3.5%	(0.5%)
Narrowband	137.9	92.1	73.7	(33.2%)	(19.9%)
Broadband (2)	3,748.4	3,936.7	3,939.8	5.0%	0.1%
Other (3)	78.1	73.2	69.0	(6.2%)	(5.8%)
Mobile accesses	76,137.3	77,240.2	79,932.1	1.4%	3.5%
Prepay	57,335.1	53,551.9	51,582.4	(6.6%)	(3.7%)
Contract	18,802.2	23,688.3	28,349.7	26.0%	19.7%
Pay-TV	601.2	640.1	770.6	6.5%	20.4%
Final Clients Accesses	91,345.4	92,730.0	95,528.6	1.5%	3.0%
Wholesale Accesses	24.4	18.8	25.9	(22.8%)	37.5%
Total Accesses	91,369.8	92,748.9	95,554.5	1.5%	3.0%

Notes:
(1) PSTN (including public use telephony) x1; ISDN basic access x1; ISDN primary access; 2/6 digital access x30. Company’s accesses for internal use included. Voice fixed wireless accesses included.
(2) Includes ADSL, optical fiber, cable modem and broadband circuits.
(3) Retail circuits other than broadband.

During 2014, Telefonica Brazil strengthened its leadership in the high-value mobile segments, both in contract and LTE, driven by improvements in its networks and continuous innovation of its commercial offers. With respect to the fixed business, it made progress in its transformation process, speeding up deployment of the fiber network and increasing the number of TV accesses.

In the mobile segment, Telefonica Brazil captured more than 50% of the new contract customers on the market according to Anatel and achieved a market share of 38.9% as of December 2014 according to Anatel. Contract plans were simplified throughout the year offering larger volumes of data, minutes and SMS in exchange for higher levels of ARPU.

In its fixed business, the company has maintained its strategic focus on fiber deployment, with 4.1 million premises passed with fiber and 375 thousand homes connected, and also on increasing Pay-TV accesses (up 20.4% year-on-year).

CONSOLIDATED RESULTS
Millions of euros				%YoY 12/13		%YoY 13/14
TELEFÓNICA BRAZIL	2012	2013	2014	€	LC	€	LC
Revenues	13,618	12,217	11,231	(10.3%)	2.2%	(8.1%)	0.5%
Wireless Business	8,573	8,092	7,618	(5.6%)	7.5%	(5.9%)	2.9%
Mobile service revenues	8,167	7,608	7,228	(6.8%)	6.1%	(5.0%)	3.8%
Wireline Business	5,045	4,125	3,613	(18.2%)	(6.8%)	(12.4%)	(4.2%)
OIBDA	5,161	3,940	3,543	(23.7%)	(13.0%)	(10.1%)	(1.7%)
OIBDA Margin	37.9%	32.3%	31.5%	(5.6 p.p.)	(5.6 p.p.)	(0.7 p.p.)	(0.7 p.p.)
Depreciation and amortization	(2,318)	(2,109)	(1,762)	(9.0%)	3.7%	(16.5%)	(8.7%)
Operating Income (OI)	2,843	1,831	1,781	(35.6%)	(26.6%)	(2.7%)	6.3%
CapEx	2,444	2,127	2,933	(13.0%)	(0.9%)	37.9%	50.7%
OpCF (OIBDA-CapEx)	2,717	1,813	610	(33.3%)	(24.0%)	(66.4%)	(63.2%)

2014 Results

Revenues in 2014 totaled 11,231 million euros, an 8.1% year-on-year fall in reported terms. Excluding the effect of exchange rate differences, revenues would have grown by 0.5% year-on-year, mainly due to the positive performance of the mobile business (up 2.9% year-on-year), which offset the decline in fixed telephony revenues (down 4.2% year-on-year).

•
Revenues from the mobile business totaled 7,618 million euros in 2014, falling by 5.9%. Excluding the effect of exchange rate differences, revenues from the mobile business would have increased by 2.9% due to the positive evolution of service revenues (up 3.8% year-on-year) as a result of the good performance of outbound revenues, which in turn increased as a result of an increase in the customer base and the increased proportion of data revenues. This trend was partially offset by falling handset sales (an 11.9% decline year-on-year) and lower inbound revenues affected by lower interconnection tariffs.

•
Fixed telephony revenues totaled 3,613 million euros, down by 12.4%, although excluding the effect of exchange rates the decrease would have been 4.2%. This decrease was mainly due to the reduction of the fixed-mobile retail rate and the fixed by mobile substitution, bringing down our fixed telephony revenues despite a stable fixed customer base and greater minutes packages. This trend was partially offset by the increase of the broadband and new services revenues that grew 4.0% helped by the increase of accesses connected with fiber, with a higher ARPU, and the growth of the Pay-TV accesses.

The mobile ARPU decreased 8.8% year-on-year in reported terms. Excluding the effect of exchange rate differences, it would have decreased 0.6% year-on-year as a consequence of the negative impact of the reduction in the mobile termination rates. We believe the better quality of the clients’ base is reflected in an increase of the outbound ARPU and a 16.0% growth of the data ARPU.

TELEFÓNICA BRAZIL	2012	2013	2014	%YoY 12/13	%YoY 13/14
Voice Traffic (Million minutes)	113,955	115,698	127,412	1.5%	10.1%
ARPU (EUR)	8.9	8.0	7.3	2.3%	(0.6%)
Prepay	5.0	4.5	3.9	1.5%	(4.3%)
Contract (1)	23.1	18.8	15.7	(7.3%)	(8.7%)
Data ARPU (EUR)	2.4	2.5	2.6	18.9%	16.0%
% non-SMS over data revenues	62.0%	67.0%	77.4%	5.0 p.p.	10.4 p.p.

Notes:
(1) Excludes M2M.

Total expenses totaled 7,949 million euros in 2014, falling 7.3% in reported terms, with an impact of 8.6 percentage points due to the exchange rate effect. Excluding this impact, total expenses would have increased by 1.3%. The breakdown by component is as follows:

•
Supplies (2,680 million euros) were down by 14.3% in 2014, with an impact of 8 percentage points due to the exchange rate effect. Excluding this impact, supply costs would have fallen by 6.3% due to lower interconnection expenditure associated with regulatory changes and lower handset costs.

•
Personnel expenses (976 million euros) were down by 5.8% in 2014, with an impact of 8.8 percentage points due to the exchange rate effect. Excluding this impact and the recognition in 2014 of expenditure on the global restructuring program, in accordance with the simplification initiatives the Group is implementing to meet its targets (+7.2 p.p.), personnel costs would have been down by 4.2% as a result of the staff restructuring programs and voluntary redundancies in 2013, which had an impact of 51 million euros in 2013.

•
Other expenses (4,292 million euros) were down by 2.7% in 2014, with an impact of 9.1 percentage points due to the exchange rate effect. Excluding this effect, other operating expenses would have increased by 6.4%, driven by higher commercial and fiber acquisition costs, higher network deployment and fixed/mobile system improvement costs.

OIBDA stood at 3,543 million euros in 2014, a fall of 10.1% (down 1.7% excluding exchange rates effects). This decrease was mainly due to exchange rate effects and, to a lesser extent, expenses incurred as a result of the recognition in 2014 of expenditure on the global restructuring program, in accordance with the simplification initiatives the Group is implementing to meet its targets (totaling 68 million euros and mainly accruing during the fourth quarter of 2014), the lower gains derived from the sale of non-strategic towers in 2014 (1 million euros) compared to 2013 (29 million euros), higher personnel costs, increased networks costs, higher handsets and customer service costs, due in part to the higher business volumes. Excluding the effect of exchange rate differences, the sale of non-strategic towers and the expenses incurred as a result of Telefónica’s global restructuring program, OIBDA would have increased by 0.9%, a 0.1 percentage points improvement on the margin compared to 2013.

The OIBDA margin stood at 31.5% in reported terms for 2014.

2013 Results

Revenues totaled 12,217 million euros, 10.3% less than 2012. Excluding the effect of exchange rate differences, revenues increased 2.2% year-on-year, mainly due to the strong performance of the mobile business (up 7.5% year-on-year), offsetting the decline in fixed revenues (down 6.8% year-on-year).

•
2013 wireless business revenues amounted to 8,092 million euros, down 5.6%. Excluding the effect of exchange rate differences, however, they would have grown 7.5%, boosted by handset sales revenues (up 35.4% year-on-year). This increase was due to the higher weight of smartphone sales and the growth of service revenues (up 6.1% year-on-year) as a result of the growth in outgoing service revenues, which was attributable to the growth of the customer base and the greater weighting of data revenues; all of which was partially offset by a reduction in mobile termination rates, which had an adverse impact on incoming revenues.

•
Revenues from the fixed business amounted to 4,125 million euros, down 18.2%. Excluding the effect of exchange rate differences, they would have decreased by 6.8%, affected by the reduction in the fixed-mobile retail tariff as well as by intense competition in the fixed broadband and Pay-TV businesses.

Mobile ARPU decreased 10.5% year-on-year in reported terms. Excluding the effect of exchange rate differences, it would have increased 2.3% year-on-year as a consequence of a better quality of the customer base, partially offset by the negative impact of the reduction in the mobile termination rates.

Total expenses, which include supplies, personnel expenses and other expenses (mainly subcontract expenses and others) but do not include depreciation and amortization expenses, amounted to 8,575 million euros in 2013, 6.5% less than in 2012 in reported terms and 6.5% higher than in 2012 in local currency. The breakdown by components is as follows:

•
Supplies amounted to 3,128 million euros, increasing 1.6% year-on-year in reported terms and 15.8% in local currency, mainly due to higher content costs and higher site lease costs for the deployment of towers and due to our sale and leaseback of towers;

•
Personnel expenses amounted to 1,036 million euros in 2013, down 7.2% year-on-year in reported terms and increasing 5.7% in local currency affected by personnel restructuring costs (51 million euros); and

•
Other expenses amounted to 4,411 million euros, a decrease of 11.4% compared to 2012 in reported terms, with an increase of 0.9% in local currency mainly due to expenses related to customer service~~,~~ associated with higher commercial activity.

OIBDA totaled 3,940 million euros in 2013, down 23.7% in reported terms (-13.0% excluding the effect of exchange rate differences). This performance was mainly due to the lower gains derived from the sale of non-strategic towers in 2013 (29 million euros) compared to 2012 (445 million euros). Excluding the impact of the sale of non-strategic towers and the impact of exchange rate differences, OIBDA would have decreased by 5.5%, losing 2.6 percentage points of margin with respect to 2012.

OIBDA margin stood at 32.3% in reported terms for 2013.

TELEFÓNICA HISPANOAMÉRICA

ACCESSES
Thousands of accesses	2012	2013	2014	%YoY 12/13	%YoY 13/14
Fixed telephony accesses (1) (2) (3)	13,510.7	13,778.5	13,374.4	2.0%	(2.9%)
Internet and data accesses	4,768.2	5,137.7	5,433.8	7.8%	5.8%
Narrowband	71.2	33.4	25.2	(53.1%)	(24.5%)
Broadband (4)	4,667.0	5,074.9	5,379.4	8.7%	6.0%
Other (5)	30.0	29.4	29.2	(1.9%)	(0.6%)
Mobile accesses	100,458.2	107,266.9	110,346.5	6.8%	2.9%
Prepay (6)(7)	79,806.4	84,524.1	86,698.0	5.9%	2.6%
Contract	20,651.8	22,742.7	23,648.5	10.1%	4.0%
Pay-TV	1,825.7	2,133.5	2,431.9	16.9%	14.0%
Final Clients Accesses	120,562.6	128,316.6	131,586.6	6.4%	2.5%
Wholesale Accesses	22.7	22.7	16.4	0.2%	n.m.
Total Accesses T. Hispanoamérica	120,585.3	128,339.3	131,603.0	6.4%	2.5%

Notes:
(1) PSTN (including public use telephony) x1; ISDN basic access x1; ISDN primary access; 2/6 Digital Access x30. Company’s accesses for internal use included. Voice fixed wireless accesses included.
(2) In the first quarter of 2014, 45 thousand fixed wireless inactive accesses were disconnected in Mexico.
(3) In 2014, fixed telephony accesses include 50 thousand “fixed wireless” additional customers in Peru.
(4) Includes ADSL, optical fiber, cable modem and broadband circuits.
(5) Retail circuits other than broadband.
(6) In the first quarter of 2014, 1.9 million inactive accesses were disconnected in Mexico. (7) In the fourth quarter of 2014, 1.8 million inactive accesses were disconnected in Central America.

Total accesses closed at 131.6 million at year-end (+2.5% year-on-year).

Regarding commercial operations in mobile business:

Mobile accesses totaled 110.3 million (+2.9% year-on-year) thanks to strong contract segment growth, which expanded by 4.0% year-on-year. Growth was particularly strong in Ecuador (+13.4% year-on-year), Peru (+13.6% year-on-year) and Chile (+4.5% year-on-year). In the pre-pay segment (+2.6% year-on-year), growth was driven mainly by Colombia (+8.7% year-on-year), Mexico (+7.1% year-on-year) and Peru (+3.7% year-on-year), despite disconnection of 1.9 million inactive accesses in Mexico and 1.8 million inactive accesses in Central America, as well as more restrictive criteria for customer registration in certain countries in the region.

Total net adds amounted 3.1 million in 2014, with a year-on-year increase in customer additions during the year (+4%) and strong commercial activity in Mexico and Chile. Annual churn stood at 3.4% in 2014, affected by the disconnection of inactive accesses and more restrictive criteria for prepay customer registration.

Growth of smartphones (+32% year-on-year) continued to be the main driver of accesses growth, with a penetration over mobile accesses of 26% (+6 p.p. year-on-year), and an increase in pre-pay customers (+2.6%). Penetration of smartphones was particularly successful in Mexico (+11 p.p.), Venezuela and Central America (+9 p.p.), Colombia (+5 p.p.) and Chile (+5 p.p.).

Total ARPU grew by 10.6% during the year, due to increases in voice traffic (+16.0%) as a result of higher volumes of minutes by customer (+5.4%), and increased data traffic (+65.3%), both of which are mainly attributable to the higher penetration of smartphones and larger average consumption per access.

Regarding the fixed business:

Traditional business accesses stood at 13.4 million, with a decrease of 2.9% year-on-year, affected by the erosion of traditional business in the region, including access losses in Venezuela and Central America (-9.7% year-on-year), Chile (-4.6% year-on-year), Peru (-3.1% year-on-year) and Argentina (-2.2% year-on-year). On the other hand, Colombia did not show signs of such erosion and achieved an increase in customers in 2014 (+1% year-on-year).

Broadband accesses totaled 5.4 million at year-end 2014 (+6% year-on-year), after reaching net adds of 0.3 million accesses during 2014, in line with the commercial activity and churn in 2013. The penetration by fixed broadband accesses over traditional business accesses was 40% (+3 p.p. year-on-year). The mix of accesses focused on higher speeds, and accesses with speeds in excess of 4 Mb accounted for 49.9% (+12 p.p. year-on-year).

Pay-TV accesses accounted 2.4 million (+14% year-on-year) after net adds of 0.3 million accesses, with an improvement in all the countries of the region that offer the service. Growth was particularly positive in Venezuela and Central America (+21% year-on-year), Colombia (+19.7% year-on-year) and Chile (+19.5% year-on-year).

CONSOLIDATED RESULTS
Millions of euros				%YoY 12/13		%YoY 13/14
TELEFÓNICA HISPANOAMÉRICA	2012	2013	2014	€	LC(*)	€	LC(*)
Revenues	16,741	16,855	13,155	0.7%	16.1%	(22.0%)	14.6%
Wireless Business	12,724	13,020	9,578	2.3%	19.1%	(25.7%)	16.5%
Mobile service revenues	11,470	11,510	8,454	0.4%	15.9%	(25.7%)	17.5%
Wireline Business	4,424	4,272	3,604	(3.4%)	7.6%	(10.1%)	8.4%
OIBDA	5,983	5,531	4,068	(7.6%)	8.6%	(26.5%)	14.2%
OIBDA Margin	35.7%	32.8%	30.9%	(2.9 p.p.)	(2.3 p.p.)	(1.9 p.p.)	(0.1 p.p.)
Depreciation and amortization	(2,762)	(2,524)	(2,034)	(8.6%)	(2.0%)	(19.4%)	5.3%
Operating Income (OI)	3,221	3,007	2,034	(6.6%)	16.8%	(32.4%)	20.9%
CapEx	2,988	3,118	2,842	4.3%	21.3%	(8.8%)	42.5%
OpCF (OIBDA-CapEx)	2,995	2,413	1,226	(19.4%)	4.1%	(49.2%)	(24.1%)
Note:
(*) Excludes the effect of hyperinflation in Venezuela.
2014 Results

Revenues amounted to 13,155 million euros in the year 2014, falling 22% year-on-year in reported terms, mainly due to the effect of exchange rates and hyperinflation in Venezuela (-36.1 p.p.). Excluding these effects, revenues would have increased by 14.6% year-on-year, thanks to a good performance of the fixed and mobile data revenues, as well as the mobile voice revenues, in both cases due to the increase in our customer base, higher usage per customer and higher data penetration, despite the negative impact of interconnection tariffs (which subtracted 1.6 p.p. from year-on-year growth).

•
Mobile service revenues decreased by 25.7% in reported terms, mainly due to the effect of exchange rates and hyperinflation in Venezuela (-43.2 p.p.) and the negative impact of interconnection tariffs (-2.4 p.p.). Excluding these effects, service revenues would have increased by 17.5% year-on-year. Below is additional information by country:

•
In Argentina, mobile service revenues were down by 19.8% in reported terms. Excluding the effect of exchange rates they would have been up by 19.3% as a result of the good performance of voice and data revenues, despite the negative impact of certain billing changes implemented (which implied the billing by seconds after the first thirty seconds of the call), and the greater use and penetration of data.

•
In Peru, mobile service revenues increased by 7.8% in reported terms. Excluding the effect of exchange rates they would have increased by 13.4%. Growth was mainly driven by the higher customer base and the increase of data scale (non-SMS data revenues were up 42.7% in the year), following the launch of LTE, helping to increase average revenue per customer.

•
In Mexico, mobile revenues increased by 5.4% in reported terms. Excluding the effect of exchange rates they would have increased by 10%, as a result of to the new interconnection scenario which led to competitive offers that have driven up customers' voice and data consumption.

•
In Venezuela and Central America, mobile service revenues were down by 65.1% in reported terms. Excluding the effect of exchange rates and hyperinflation in Venezuela they would have increased by 36.8%, mainly due to 25% price increases for all services as of July in Venezuela, and the expansion of mobile data services leveraged in non-SMS data revenues growth (+68%), which accounted for 76% of data revenues (+12 p.p. year-on-year).

•
Data revenues in the segment were down by 24.4%, due to the effect of exchange rates and hyperinflation in Venezuela. Revenues would have been up by 23% excluding these effects, mainly due to the growth of non-SMS data revenues (+43.4%), which accounted for 74% of data revenues (+11 p.p. year-on-year).

•
Fixed business revenues decreased by 10.1% in reported terms in the year, due to the effects of exchange rates (-18.5 p.p.). Excluding this effect, fixed revenues would have increased by 8.4% year-on-year in 2014, driven by broadband and new services revenues (-2.6% year-on-year in reported terms, +16.2% excluding exchange rate effects). The revenues from broadband and new services, accounted for 60% of fixed revenues (+5 p.p. year-on-year). The acceleration of growth in fixed revenues was particularly notable in Argentina, where there was a substantial increase in access and voice revenues (due to higher ARPU).

Total expenses stood at 9,342 million euros in 2014, down by 19.2% in reported terms, as a result mainly of the exchange rate effect and hyperinflation in Venezuela (-33.8 p.p.), which was partially offset by a provision of 99 million euros relating to the recognition in 2014 of expenditure on the global restructuring program, in accordance with the simplification initiatives the Group is implementing to meet its targets. Excluding these effects, total expenses would have increased by 14.1%. Below is additional information by country:

•
Argentina: expenses stood at 2,294 million euros, a decrease of 15.9% in reported terms. Excluding the effect of exchange rates, expenses would have grown by 25.1% due to general price increases, although the company continues to make an effort to contain costs and mitigate the effects of high inflation.

•
Peru: expenses stood at 1,718 million euros, up by 5.9% in reported terms. Excluding the effect of exchange rates, expenses would have been up by 11.4% due to higher commercial costs driven from the pressure of competition on the Peruvian market.

•
Venezuela and Central America: expenses stood at 975 million euros, down by 61.3% in reported terms. Excluding the effect of exchange rates and hyperinflation in Venezuela, expenses would have increased by 36.7%, mainly due to higher prices in general, and the effect of greater expenditure in U.S. dollars for provided services and equipment purchases, being affected by the negative impact of the currency depreciation in Venezuela.

By component, variation is explained by:

•
Supplies (3,841 million euros) fell by 22.9% in 2014 in reported terms. Excluding the effect of exchange rates and hyperinflation in Venezuela (-27.6 p.p.), expenses would have grown by 4.7%. The increase is due to handsets costs caused by sales of high-end equipment which more than offset lower mobile termination rates in Chile, Colombia, Peru and Mexico.

•
Personnel expenses (1,525 million euros) were down by 12.7% in reported terms, but would have been up by 27.6% excluding the negative impact of 39.5 percentage points caused by the effect of exchange rates and hyperinflation in Venezuela. The increase in these costs is due to a general rise of inflation in certain countries in the region. The recognition of expenditures relating to the global restructuring program, in accordance with the simplification initiatives that the Group is implementing to meet its targets, added 6.3 percentage points to the variation.

•
Other expenses (3,976 million euros) fell by 17.7% in reported terms. Excluding the effect of exchange rates and hyperinflation in Venezuela (+38.2 p.p.) and sales of non-strategic towers in 2013 (-0.1 p.p.), these expenses increased by 21.1%, mainly due to higher voice and data traffic and higher sales campaigns costs.

This brought OIBDA to 4,068 million euros in 2014, down by 26.5% in reported terms, due to:

•	Exchange rate differences and hyperinflation in Venezuela (-40.1 p.p.).

•	Recognition of the global restructuring program costs (99 million euros; -2 p.p.), in accordance with the simplification initiatives the Group is implementing to meet its targets.

•	The non-strategic towers sales (4 million euros in 2014 and 11 million euros in 2013; -0.1 p.p.).

Excluding these impacts, OIBDA would have increased by 16.4%.

The OIBDA margin stood at 30.9% for the year, down by 1.9 percentage points year-on-year in reported terms, although excluding the effect of exchange rates and hyperinflation in Venezuela, the impact of global restructuring program, in accordance with the simplification initiatives the Group is implementing to meet its targets, and sales of non-strategic towers, it would have been up by 0.5 percentage points. The increase was due to a higher margin in all countries in the region, with the exception of Venezuela and Uruguay, and particularly good margin performances in Mexico, Colombia and Chile.

2013 Results

Revenues in 2013 amounted to 16,855 million euros in 2013, with a 0.7% year-on-year growth in reported terms, mainly due to exchange rate differences and the effect of hyperinflation in Venezuela. Excluding these factors, which reduced growth by 15.2 percentage points, growth would have been 16.1%. This performance reflects the positive performance of mobile service revenues, which rose by 15.9% in the year excluding the impact of exchange rates differences and the effect of hyperinflation in Venezuela (decrease 0.4% in reported terms), due to the good performance of data revenue and despite the negative impact of changes in regulations. The main countries that explained this deviation were:

•
In Argentina, mobile service revenues fell by 2.1% in reported terms, although excluding the effect of exchange rates these would have increased by 21.2% year-on-year as a result of growth of the higher customer base as well as the and higher consumption level, principally data. In this way, data revenues were up by 5.7% in reported terms, although stripping out the effect of exchange rates they would have increased by 30.8% year-on-year in 2013. These accounted for 48% of service revenues (+3 p.p. year-on-year). This increase was mainly due to higher non-SMS data revenue (60.8% year-on-year, accounting for 49% of mobile data revenues (+9 p.p. year-on-year).

•
In Peru, mobile service revenues were up by 4.8% in reported terms, although excluding the effect of exchange rates they would have increased by 10.8% year-on-year in 2013 despite the negative impact of regulatory changes affecting fixed-mobile calls. Excluding the negative impact of the regulatory changes, the revenues would have grown 13.4% year-on-year in 2013. This increase was principally driven by data revenues, up by 28.4% in reported terms and up 35.8% year-on-year, excluding the effect of exchange rates. Additionally, these revenues continue to represent a growth opportunity as a result of the solid increase in non-SMS data revenues, up by 65% year-on-year and accounting for 81% of mobile data revenues in the year (+14 p.p. year-on-year).

•
In Venezuela and Central America, mobile service revenues increased by 4.4% in reported terms, although excluding the effect of exchange rates and hyperinflation in Venezuela, these would have increased by 34.6% year-on-year, due to the boost of mobile data services and the growth of voice traffic. Data revenues accounted for 29.9% of mobile service revenues. This evolution is boosted by the strong increase in non-SMS data revenue (+56.1% year-on-year), accounting for 64% of data revenues (+7 p.p. year-on-year).

•
The mobile service revenue growth was driven by the expansion of data in the region, reflected 42.8% in 2013 in non-SMS data revenues, excluding exchange rate differences and the effect of hyperinflation in Venezuela

(17% in reported terms). Voice revenues dropped 5.2% year-on-year in reported terms but were up 11.6% year-on-year without exchange rate differences and the impact of hyperinflation in Venezuela, due to the sharp increase in traffic.

•
Revenues from handset sales amounted to 1,510 million euros and fell 20.3% in reported terms, mainly as a result of the impact of exchange rate differences and the effect of hyperinflation in Venezuela. Excluding these effects, growth would have been 47.4%, growing in all countries in the region as result of the growth in smartphones.

•
Revenues from the fixed business fell 3.4% in reported terms, affected by exchange rate differences and the effect of hyperinflation in Venezuela. Excluding this effect, revenues from the fixed business increased 7.6% year-on-year.

Total expenses, which include supplies, personnel expenses and other expenses (mainly subcontract expenses and others) but do not include depreciation and amortization expenses, stood at 11,562 million euros in 2013, growing 3.3% in reported terms, affected by:

•	Exchange rate differences and the effect of hyperinflation in Venezuela (-14.3 p.p.);

•	The sale of non-strategic towers (-0.1 p.p.);and

•	Contractual changes in the commercial model for selling handsets in Chile (+1.5 p.p.).

Excluding these effects, total expenses would have grown 16.2%. The change in total expenses is explained by:

•
Argentina: expenses stood at 2,728 million euros, up by 2% year-on-year in reported terms. Excluding the effect of exchange rates, costs would have grown by 26.3% due to general price increases, although the company continues to make an effort to contain costs mitigating the effects of the high inflation.

•
Peru: expenses stood at 1,621 million euros, up by 3.5% year-on-year in reported terms. Excluding the effect of exchange rates, expenses would have grown by 9.5%. Excluding the effect of exchange rates and the sale of non-strategic towers, expenses would have increased by 10.0% due to higher commercial costs related to high-value customers, higher content costs, increased personnel costs due to profit-sharing (employees receive a percentage of the net profit) and larger tax costs, due to the 1% tax on profits from the TV and broad band businesses.

•
Venezuela and Central America: expenses stood at 2,520 million euros, up by 4.0% year-on-year in reported terms. Excluding the effect of exchange rates and hyperinflation in Venezuela, expenses would have increased by 33.6%, mainly due to the general price level, as well as due to the effect of the greater expenditure in U.S. dollars for services rendered and handset purchases, impacted by the impact of the depreciation of the Venezuelan bolívar.

The breakdown by components explaining the 16.2% variation is as follows:

•
Supplies increased to 4,983 million euros, an increase of 8.3% year-on-year in reported terms affected by the exchange rate differences and the effect of hyperinflation in Venezuela (-14.6 p.p.) and contractual changes in the commercial model for selling handsets in Chile (+3.6 p.p.). Excluding both effects, supply cost would have grown by 19%. The decline of MTR expenses (net of exchange rate differences and the effect of hyperinflation in Venezuela) did not offset the growth in costs, due to the greater commercial activity in the mobile business, with a higher weight of smartphone sales, and at the fixed business, with higher content costs associated with the sharp rise in Pay-TV accesses, and increased expenses associated with the provision of data services.

•
Personnel expenses stood at 1,746 million euros (+1.1% year-on-year in reported terms) growing 17.2% excluding the impact of exchange rates differences and the effect of hyperinflation in Venezuela. This year-on-year growth is mainly due to the impact of inflation in some countries in the segment.

•
Other expenses were 4,834 million euros, declining 0.7% in reported terms, affected by the exchange rate differences and the effect of hyperinflation in Venezuela (-13.3 p.p.) and the sale of non-strategic towers (-0.2 p.p.).

Excluding both effects, other expenses grew 13.0%, due to the higher sales commissions and customer service expenses associated with increased commercial activity.

OIBDA stood at 5,531 million in 2013, showing a reported year-on-year decline of 7.6%, affected by:

•	Exchange rate differences and the effect of hyperinflation in Venezuela (-16.1 p.p.).

•	Contractual changes in the commercial model for selling handsets in Chile (-2.8 p.p.).

•	The sale of non-strategic towers (-2.1 p.p.).

Excluding the aforementioned items, OIBDA growth would have been 14.3%.

The OIBDA margin stood at 32.8% for the full year, down 2.9 percentage points year-on-year in reported terms; primarily due to the negative evolution of the exchange rates and lower sales of non-strategic towers in 2013 (11 million euros compared to 139 million euros in 2012).

Our services and products

Mobile business

Telefónica offers a wide variety of mobile and related services and products to personal and business customers. Although they vary from country to country, Telefónica’s principal services and products are as follows:

•	Mobile voice services: Telefónica's principal service in all of its markets is mobile voice telephony.

•	Value added services: Customers in most of the markets have access to a range of enhanced mobile calling features, including voice mail, call hold, call waiting, call forwarding and three-way calling.

•
Mobile data and Internet services:  Current data services offered include Short Messaging Services, or SMS, and Multimedia Messaging Services, or MMS, which allow customers to send messages with images, photographs, sound recordings and video recordings. Customers may also receive selected information, such as news, sports scores and stock quotes. Telefónica also provides mobile broadband connectivity and Internet access. Through mobile Internet access, customers are able to send and receive e-mail, browse the Internet, download games, purchase goods and services in m-commerce transactions and use Telefónica’s other data and software services.

•	Wholesale services: Telefónica has signed network usage agreements with several MVNOs in different countries.

•	Corporate services: Telefónica provides business solutions, including mobile infrastructure in offices, private networking and portals for corporate customers that provide flexible online billing.

•	Roaming: Roaming agreements allow Telefónica customers to use their mobile handsets when they are outside their service territories, including on an international basis.

•	Fixed wireless: Telefónica provides fixed voice telephony services through mobile networks in Brazil, Venezuela, Argentina, Peru, Mexico, Ecuador, El Salvador, Guatemala and Nicaragua.

•	Trunking and paging: Telefónica provides digital mobile services for closed user groups of clients and paging services in Spain and most of its operations in Latin America.

Fixed-line telephony business

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

•
Internet and broadband multimedia services: The principal Internet and broadband multimedia services include Internet service provider service; portal and network services; retail and wholesale broadband access through ADSL, naked ADSL (broadband connection without the monthly fixed line fee); narrowband switched access to Internet for universal service, and other technologies. Telefónica also offers high-speed Internet services through fiber to the home (FTTH) in certain markets (primarily Spain, Brazil and Chile) and VDSL-based services (primarily Spain and Germany). Telefónica also offers VoIP services in some markets.

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

•
Wholesale services for telecommunication operators: the wholesale services for telecommunication operators principally include domestic interconnection services; international wholesale services; leased lines for other operators' network deployment; and local loop leasing under the unbundled local loop regulation framework). It also includes bit stream services, bit stream naked, wholesale line rental accesses and leased ducts for other operators' fiber deployment.

Digital services

The main highlights in services developed by Telefónica Digital in 2014 are:

•
Video/TV services: IPTV services (Internet protocol), over-the-top network television services, and cable and satellite TV. In certain markets, advanced Pay-TV services are offered, such as high-definition TV (HDTV), Multiroom (allowing clients to watch different TV channels in different rooms) and Digital Video Recording (DVR).

•
M2M: Includes both M2M connectivity services and end-to-end products in different countries including in-house developments, as the "smart" M2M solution, which enables "smart" meter communications services.

•	e-Health services or telecare: These services allow tele-assistance through connectivity services to chronic patients, and other eHealth services.

•	Financial services and other payment services: These services allow customers to make transfers, payments and mobile recharges among other transactions through prepay accounts or bank accounts.

•	Security services: Includes services such as the "Latch" applications, which allow consumers to remotely switch their digital services on and off.

•
Cloud computing services: These services include the Instant Servers services, Telefónica's new global public cloud service for corporate clients. This entails high-performance virtual servers that are optimized for mobile and corporate applications (both fixed and mobile).

•	Advertising: Includes advertising products based on SMS and IT Technologies such as SMS campaigns or bulk SMS sales to corporations, mobile portals and any other advertising related activities.

•
Big Data: Includes the product "Smart Steps" which helps retailers, municipalities and public security bodies to understand the influx of people. Anonymous mobile data network and aggregates are used to calculate the influx of people in an area.

•	Future Communications: Includes “TU Go”, Movistar´ s exclusive application that lets clients have the same number on all their devices and communicate among such devices via Wi-Fi.

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

We compete in our markets on the basis of the price of our services; the quality and range of features; the added value we offer with our service; additional services associated with those main services; the reliability of our network infrastructure and its technological attributes; and the desirability of our offerings, including bundled offerings of one type of service with another and, in the case of the mobile industry, in some of the markets offerings that include subsidized handsets.

To compete effectively with our competitors, we need to successfully market our products and services and to anticipate and respond to various competitive factors affecting the relevant markets, such as the introduction of new products and services, different pricing strategies and changes in consumer preferences. See “Risk Factors – Risks Relating by the Group’s Industry – The Group operates in a highly regulated industry which requires government concessions for the provision of a large part of its services and the use of spectrum, which is a scarce and costly resource.

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

The initial term of the strategic alliance agreement between us and China Unicom terminated on September 6, 2012 and it is subject to automatic annual renewals, subject to either party’s right to terminate on six months’ notice.  Also, the strategic alliance agreement may be terminated by China Unicom if our shareholding in China Unicom drops below 5% of its issued share capital or if China Unicom’s shareholding in us drops below 0.5% of our issued share capital.  In addition, the strategic alliance agreement is subject to termination in the event either party is in default and automatically terminates on a change in control of China Unicom.

On January 28, 2011, China Unicom completed its acquisition of 21,827,499 Telefónica shares.

On June 10, 2012, Telefónica, S.A. through its 100% subsidiary, Telefónica Internacional, S.A.U., and China United Network Communications Group Company Limited ("Unicom Parent") through a 100% owned subsidiary, signed an agreement for the acquisition by this last company of 1,073,777,121 shares of China Unicom-Hong Kong-Limited, owned by Telefónica, equivalent to 4.56% of the issued share capital of China Unicom.

On July 21, 2012 the aforementioned agreement was complemented by a Supplemental Agreement which determined the acquisition of the shares at a price of HK$10.02 per share, for a total amount of HK$10,759,246,752.42 (approximately 1,142 million euros). The transaction was completed on July 30, 2012.

On November 10, 2014, Telefónica, through its 100% subsidiary, Telefónica Internacional, S.A.U., sold 597,844,100 shares of China Unicom, representing 2.5% of the share capital of the company, by means of a block trade, at a price of HK$11.14 per share, for a total amount of HK$6,660 million, approximately 687 million euros at the exchange rate as at the date of the sale.

Further to the sale, Telefónica maintains its commitment to the strategic alliance with China Unicom.

As of the date of this Annual Report, Telefónica's shareholding in China Unicom amounts 2.51% of its capital stock. Furthermore, Mr. César Alierta, chairman of Telefónica, S.A. is a member of the Board of Directors of China Unicom while Mr. Chang Xiaobing, chairman of China Unicom, is a member of the Board of Directors of Telefónica.

Telecom Italia

Through a series of transactions from 2007 to 2009, Telefónica acquired an indirect holding of 10.49% in the voting shares of Telecom Italia (7.21% of the dividend rights) through its holdings in Telco.

On June 16, 2014, the three Italian shareholders of Telco requested the initiation of the process of "demerger" (spin off) of the company, as provided in their shareholders agreement. Implementation of the demerger, approved by the General Meeting of Shareholders of Telco held on July 9, 2014, remains subject to obtaining the required anti-trust and telecommunications approvals (including those from Brazil and Argentina). Once the aforementioned approvals are obtained, this decision will be implemented by transferring all the current stake of Telco in Telecom Italia to four newly created companies. The share capital of each of these companies will belong in its entirety to each of the shareholders of Telco and each of these companies will receive a number of shares of Telecom Italia proportional to the current economic stake in Telco of each respective shareholder.

The application process of the aforementioned anti-trust and telecommunications approvals (including those in Brazil and Argentina) to proceed to the "demerger" (spin off) of Telco started, once the corresponding corporate documents were entered into in Italy. On December 22, 2014, Anatel gave its approval to the spin off, though CADE and Argentina are still analyzing the process.

Furthermore, on July 24, 2014, Telefónica issued 750 million euros bonds mandatorily exchangeable into ordinary shares of Telecom Italia maturing on July 24, 2017, representing, as of that date, 6.5% of its current voting share capital. The bonds may be exchanged in advance of the transfer of the shares, except under certain circumstances where the company may opt to redeem the bonds in cash. As a result of this transaction, Telefónica, after the Telco demerger and the later transfer of the underlying shares of the bonds, will reduce its stake in Telecom Italia which will be between 8.3% and 9.4% in Telecom Italia current voting share capital.

It is also significant that, within the framework of the GVT transaction (see "Item 4. Information on the Company—History and Development of the Company”) on September 18, 2014, Vivendi, S.A. will acquire from Telefónica 1,110 million ordinary shares in Telecom Italia representing 8.3% of Telecom Italia’s voting share capital (equivalent to 5.7% of its total share capital), in exchange for 4.5% of Vivendi, S.A.'s capital in Telefónica Brasil, S.A., after its combination with GVT (which represents all of the voting shares and 0.7% of the preferred shares to be received by Vivendi S.A. in connection with the GVT transaction). The final closing of the operation is subject to obtaining the relevant regulatory authorizations (including telecommunication and anti-trust approval).

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

Roaming Agreements

Various of our subsidiaries have entered into roaming agreements with Iranian telecommunication companies, certain of which are or may be owned or controlled by the government of Iran. Pursuant to such roaming agreements our subsidiaries’ customers are able to roam in the particular Iranian network (outbound roaming) and customers of such Iranian operators are able to roam in our relevant subsidiary’s network (inbound roaming). For outbound roaming, our subsidiaries pay the relevant Iranian operator roaming fees for use of its network by our customers, and for inbound roaming the Iranian operator pays the relevant subsidiary roaming fees for use of its network by its customers.

Our subsidiaries were party to the following roaming agreements with Iranian telecommunication companies in 2014:

(1)
Telefónica Móviles España (“TME”), our Spanish directly wholly-owned subsidiary, has respective roaming agreements with (i) Mobile Telecommunication Company of Iran (“MTCI”), (ii) MTN Irancell (“Irancell”), (iii) Taliya (“Taliya”) and (iv) Telecomunications Kish Co. (“TKC”).

During 2014, TME recorded the following revenues related to these roaming agreements: (i) 20,337.27 euros from MTCI, (ii) 3,290.74 euros from Irancell, (iii) none from Taliya and (iv) none from TKC.

TME also holds a Roaming Hub agreement through its 55% directly-owned subsidiary, Link2One, a.e.i.e. (“L2O”). Under this agreement, L2O provides a roaming hub service to Irancell enabling the latter to maintain a relationship with other members of the hub. Some members of the hub are also entities of the Telefónica Group. Under this roaming hub service, for 2014, L2O has billed Irancell 114,428.69 euros.

(2)
Telefónica Germany GmbH & Co. OHG (“TG”), our German 62.37% indirectly-owned subsidiary, has a roaming agreement with MTCI. TG recorded 156,966.00 euros in roaming revenues under this agreement in 2014.

(3)	Telefónica Brasil (“TB”), our Brazilian 73.96% indirectly owned subsidiary, has a roaming agreement with Irancell. TB recorded 0.90 U.S. dollars in roaming revenues under this agreement in 2014.

(4)	Telefónica UK Ltd (“TUK”), our English directly wholly-owned subsidiary, has a roaming agreement with Irancell. TUK recorded 1,558.34 euros in roaming revenues under this agreement in 2013.

(5)	Pegaso Comunicaciones y Sistemas, S.A. de C.V. (“PCS”), our Mexican directly wholly-owned subsidiary, has a roaming agreement with Irancell. PCS recorded no revenues under this agreement in 2014.

(6)
Telefónica Argentina, S.A. and Telefónica Móviles Argentina, S.A. (together TA), our Argentinean directly wholly-owned subsidiaries, have a roaming agreement with Irancell. TA recorded 43.96 U.S. dollars in roaming revenues under this agreement in 2014.

(7)	Telefónica Celular de Nicaragua, S.A. (“TCN”), our Nicaraguan 60% indirectly-owned subsidiary, has a roaming agreement with Irancell. TCN recorded no revenues under this agreement in 2014.

(8)
E-Plus Mobilfunk GmbH& Co. KG (“E-Plus”), our German 100% indirectly-owned subsidiary, has respective roaming agreements with MTCI, Irancell and Taliya. During 2014, E-Plus recorded the following revenues related to these roaming agreements: 1,415 euros from Irancell and none from Taliya.

The net profit recorded by our subsidiaries pursuant to these agreements did not exceed the related revenues recorded thereunder.

The purpose of all of these agreements is to provide our customers with coverage in areas where we do not own networks. For that purpose, we intend to continue maintaining these agreements.

International Carrier Agreement

Telefónica de España has an international carrier agreement with Telecommunication Company of Iran (“TCI”).

Pursuant to this agreement, both companies interconnect their networks to allow international exchange of telephone traffic. Telefónica de España recorded 10,594 euros in revenues under this agreement in 2014. The net profit recorded by Telefónica de España pursuant to this agreement did not exceed such revenues.

The purpose of this agreement is to allow exchange of international telephone traffic. Consequently, we intend to continue maintaining this agreement.

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

•
migration from legacy transport technologies, such as asynchronous transfer mode (ATM), frame relay (FR), low-rate leased lines, plesiochronous digital hierarchy (PDH) and synchronous digital hierarchy (SDH), to the new generation of optical transport ones, such as dense wavelength division multiplexing (DWDM), coarse wavelength division multiplexing (CWDM) and new generation-synchronous digital hierarchy (NG-SDH);

•	introduction of IMS (Internet Multimedia Subsystem) in many countries to simplify the control of the network and ease the deployment of new services over the all-IP converged network;

•	empowerment of the intelligence of the network to better manage its use, to avoid saturations and frauds and to identify new business opportunities;

•	convergence of fixed and mobile networks, services and support systems from both technological and operational points of view; and

•	deployment of new services such as Pay-TV, to customers connected through broadband accesses in Spain, Germany, Chile and Brazil.

Mobile Networks

We operate mobile networks in Spain, the United Kingdom, Germany, Brazil, Argentina, Venezuela, Chile, Peru, Colombia, Mexico, Guatemala, Panama, El Salvador, Nicaragua, Costa Rica, Ecuador and Uruguay.

We use a number of mobile technologies in the countries in which we operate, namely: GSM and UMTS in Spain, the United Kingdom, Germany, and Latin America; and LTE in Germany, Spain, the United Kingdom, Brazil, Chile, Colombia, Peru, Mexico and Uruguay. We continue the work of upgrading our mobile networks in line with market trends, the demand of new services from customers and the evolution of technologies.  The main steps we are currently taking include:

•	evolution of broadband into mobile access using technologies such as UMTS, HSDPA, HSUPA/HSPA+ and LTE;

•	deployment of new services such as mobile television and distribution services for next generation music, video and games;

•	exploration of the adequacy of new technologies such as HSPA and LTE to provide mobile accesses with increased bandwidth, in particular:

−
HSPA: we have extended our coverage up to the majority of the urban/suburban areas, and we have increased the capacity of the network by upgrading the network technology to the latest available releases of UMTS standards 3GPP REL 6, REL 7 and REL 8;

−
LTE: together with main vendors and sharing experience with other operators, we have extensively analyzed the opportunities that LTE will bring, as 4G mobile technology is used to complement current network technology by creating higher capacity at lower relative cost by user/traffic unit. In this regard, during 2014 we have extended the commercial operations with this technology in Germany, Spain, the United Kingdom, Brazil and Chile, and started to offer commercial service in Colombia, Peru, Mexico and Uruguay, while we have continued extensive trials in in the rest of Latin America with the objective of launching LTE services during 2015 in more countries.

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

On February 26, 2014, the Board of Directors of Telefónica, S.A. approved the implementation of a new organizational structure focused on clients and which incorporates the digital offering as the main focus for commercial policies. The structure gives greater visibility to local operators, bringing them closer to the corporate decision-making center, simplifying the Group’s global structure and strengthening the cross-cutting areas to improve flexibility and agility in decision making.

Within this framework, Telefónica has created the role of the Chief Commercial Digital Officer, who is responsible for fostering revenue growth. On the cost side, the Company has strengthened the role of the Chief Global Resources Officer. Both Officers report directly to the Chief Operating Officer (COO), as well as the local operators in Spain, Brazil, Germany and the United Kingdom, in addition to the Hispanoamérica unit (which now excludes Brazil).

Due to the implementation of this new organizational structure, from the beginning of 2014, the new organizational structure is composed of Telefónica Spain, Telefónica United Kingdom, Telefónica Germany, Telefónica Brazil and Telefónica Hispanoamérica (comprised of Argentina, Chile, Peru, Colombia, Mexico, Venezuela & Central America, Ecuador and Uruguay). All that is not specifically included in these new segments is part of “Other companies and eliminations”. As a result, the Group’s segment results have been revised for the year 2012 and 2013 to reflect the above-mentioned new organization. Because this is an intragroup change, Telefónica’s consolidated results for 2012 and 2013 are not affected.

Additionally, as a result of management integrations undertaken in Peru, Argentina and Chile, the revenue breakdown has been reclassified, allocating “inter-company” eliminations within fixed and mobile businesses.

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

The following table provides a reconciliation of our OIBDA to operating income for the periods indicated.

Year ended December 31,
Millions of euros	2012	2013	2014
Operating income before depreciation and amortization	21,231	19,077	15,515
Depreciation and amortization expense	(10,433)	(9,627)	(8,548)
Operating income	10,798	9,450	6,967

The following tables provide a reconciliation of OIBDA to operating income for us and each of our business areas for the periods indicated.

2014
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispano américa	Other companies and eliminations	Total Group
Operating income before depreciation and amortization	5,671	1,744	733	3,543	4,068	(244)	15,515
Depreciation and amortization expense	(1,805)	(1,121)	(1,426)	(1,762)	(2,034)	(400)	(8,548)
Operating income	3,866	623	(693)	1,781	2,034	(644)	6,967

2013
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispano américa	Other companies and eliminations	Total Group
Operating income before depreciation and amortization	6,340	1,637	1,308	3,940	5,531	321	19,077
Depreciation and amortization expense	(1,903)	(1,016)	(1,231)	(2,109)	(2,524)	(844)	(9,627)
Operating income	4,437	621	77	1,831	3,007	(523)	9,450

2012
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispano américa	Other companies and eliminations	Total Group
Operating income before depreciation and amortization	6,815	1,602	1,351	5,161	5,983	319	21,231
Depreciation and amortization expense	(2,063)	(995)	(1,233)	(2,318)	(2,762)	(1,062)	(10,433)
Operating income	4,752	607	118	2,843	3,221	(743)	10,798

Net financial debt and net debt

We calculate net financial debt by deducting the positive mark-to-market value of derivatives with a maturity beyond one year from the relevant balance sheet date and other interest-bearing assets (each of which are components of non-current financial assets and trade and other receivables in our consolidated statement of financial position), current financial assets and cash and cash equivalents from the sum of (i) current and non-current interest-bearing debt (which includes the negative mark-to-market value of derivatives with a maturity beyond one year) and (ii) other payables (a component of current and non-current trade and other payables in our consolidated statement of financial position). We calculate net debt by adding to net financial debt those commitments related to employee benefits. We believe that net financial debt and net debt are meaningful for investors because they provide an analysis of our solvency using the same measures used by our management. We use net financial debt and net debt to calculate internally certain solvency and leverage ratios used by management. Neither net debt nor net financial debt as calculated by us should be considered an alternative to gross financial debt (the sum of current and non-current interest-bearing debt) as a measure of our liquidity.

The following table provides a reconciliation of our net financial debt and net debt to gross financial debt at the dates indicated:

Millions of euros	12/31/2014	12/31/2013	12/31/2012
Non-current interest-bearing debt	50,688	51,172	56,608
Current interest-bearing debt	9,094	9,527	10,245
Gross financial debt	59,782	60,699	66,853
Non-current trade and other payables	1,276	1,145	1,639
Current trade and other payables	210	99	145
Non-current financial assets	(6,267)	(4,468)	(5,605)
Trade and other receivables	(453)	−	−
Current financial assets	(2,932)	(2,117)	(1,926)
Cash and cash equivalents	(6,529)	(9,977)	(9,847)
Net financial debt	45,087	45,381	51,259
Net commitments related to employee benefits	1,976	2,270	2,036
Net debt	47,063	47,651	53,295

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

We consider an accounting estimate to be critical if:

•	it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate; and

•	changes in the estimate or different estimates that we could have selected may have had a material impact on our financial condition, results of operations or cash flows.

The various policies that are important to the portrayal of our financial condition, results of operations and cash flows include:

•	accounting for long-lived assets, including goodwill;

•	deferred taxes;

•	provisions;

•	revenue recognition; and

•	exchange rate used to remeasure Venezuelan bolívar fuerte (BsF)-denominated items.

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

Exchange rate used to remeasure the financial statements of our Venezuelan subsidiaries

As of December 31, 2014, there are multiple exchange mechanisms and published exchange rates potentially available to remeasure BsF-denominated items and transactions in the financial statements of the Group’s Venezuelan subsidiaries.

We review, on a regular basis, the economic conditions in Venezuela and the specific circumstances of our Venezuelan operations. Assessment of the exchange rate that better reflects the economics of Telefónica’s business activities in Venezuela relies on several factors and is performed considering all the information available at the closing date, involving the use of estimates, where significant management judgment is required.

Because of the inherent uncertainties in the estimations required to determine the appropriate exchange rate for the conversion of BsF-denominated financial statements, actual cash flows denominated in such currency may differ from the amounts originally recognized on the basis of our estimations, as a result of changes in currency laws or changes in exchange mechanisms or published exchange rates that may have a material impact on the conversion rate to be used for our Venezuelan subsidiaries’ financial statements, affecting the net monetary position of assets (liabilities) denominated in BsF.

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

During 2014, global activity picked up and recent developments suggest that this process may consolidate along 2015. The European Union is showing signs of turning the corner from recession to recovery due to the improvement of internal demand, especially in Spain and in the United Kingdom.

In Latin America, economic growth in 2015 is expected to be higher than in 2014, although the growth rates are expected to be significantly lower than those achieved before the recession. Moreover, commodity prices, especially oil, are expected to pose downward risks to the external accounts balances and to activity growth in the region. Additionally, a faster monetary normalization in the United States could have an impact on inward external flows, making financing conditions in Latin American countries more stringent, which would affect household private consumption negatively.

Operating environment by country

Spain

In 2014, Spanish GDP expanded by 1.2% (according to Consensus Economics Forecast (“CFe”), an independent research firm), compared with a positive average annual growth rate of 3.6% in the period 1998 through 2008 and a contraction on average of 1.3% in 2009-2013.

This performance was explained by a positive evolution of internal demand, with household consumption increasing 2.0% according to CFe in 2014 compared with a negative annual rate of -2.0% during 2009-13 and compared with average growth of 3.6% during the period 1998 through 2008.

Investment grew at an annual rate of 0.8% (CFe) during 2014, after a 8.2% decline on average in 2009-13, compared with average annual growth of 5.6% during the period 1998 through 2008. Inflation was -1.0% in 2014, compared with 0.3% and 3.0% in 2013 and 2012, respectively.

The current account surplus for 2014 was 0.4% of GDP (CFe), compared with 1.5% of GDP in 2013 and -3.1% on average in 2009 through 2012.

The unemployment rate reached 24.6% at the end of 2014, higher than the average rate of 21.2% in 2009-12, but less than the 26.1% reached in 2013.

United Kingdom

In 2014, the British economy, measured in terms of GDP, grew by 3.0% compared with a growth rate of 1.7% in 2013 and 0.7% in 2012.

Fixed capital investment increased by 8.1% in 2014, compared with an increase of 3.2% in 2013. Private consumption grew by 2.4%, compared with a growth rate of 1.6% and 1.1% in 2013 and 2012, respectively.

The CPI increased by 0.5% in 2014, compared with 2.0% in 2013 and 2.7% in 2012. It is the lowest CPI figure since August 2000.

The positive performance of economic growth has had a favorable impact on the unemployment rate, which reached 6.2% in 2014 (CFe) on average, compared with an average annual rate of 7.6% in 2013 and 8.0% in 2012.

Germany

In 2014, the German economy grew 1.4%, after growing 0.1% in 2013 and 0.4% in 2012.

The economic growth recovery in 2014 was mainly due to a positive contribution of the internal demand, which offset the negative contribution of the external sector to GDP growth (exports increased just 3.5% while imports grew 4.5%, CFe).

In December 2014 the CPI rate reached 0.2% year-on-year (compared with 1.4% in 2013 and 2.0% in 2012), and the unemployment rate stood at 6.4%, compared with 6.9% in 2013 and 6.8% in 2012.

Brazil

Brazilian GDP increased approximately 0.2% in 2014 (CFe), following increases of 2.5% in 2013 and 1.0% in 2012, according to the Brazilian Geography and Statistics Institute. Investments contracted by approximately 6.4% in 2014, after an increase of 5.2% in 2013. Household consumption growth decelerated to approximately 1.5% in 2014, from 2.6% in 2013.

Inflation, as measured by the CPI, increased by 6.4% in 2014 (above the inflation target established by the Brazilian Central Bank of 4.5%, but within its range of tolerance), compared to 5.9% in 2013 and 5.8% in 2012. Due to increasing inflation, the basic interest rate, the Special Clearance and Escrow System rate (Selic rate), was raised from 10% at the end of 2013 to 11.75% at the end of 2014.

The current account deficit reached 90.9 billion U.S. dollars in 2014, compared to 81.4 billion U.S. dollars in 2013 and 54.2 billion U.S. dollars in 2012. The deficit observed in 2014 was partially financed by capital inflows, such as foreign direct investments, of 62.4 billion U.S. dollars, and portfolio investments, of 26.5 billion U.S. dollars. International reserves decreased by 1.7 billion U.S. dollars in 2014, to a level of 374.1 billion U.S. dollars.

With the worsening of most domestic economic data, especially those regarding government accounts, the country risk increased. The J.P. Morgan Emerging Markets Bond Index Plus (EMBI + Brazil) reached 259 basis points at the end of 2014, down from 224 basis points at the end of 2013 and 142 basis points at the end of 2012.

The Brazilian real continued to depreciate in 2014. The Brazilian real depreciated against the U.S. dollar by 13.4% in 2014, reaching an exchange rate of 2.66 reais per 1 U.S. dollar on December 31, 2014, compared to 2.34 reais per 1 U.S. dollar on December 31, 2013 and to 2.04 reais per 1 U.S. dollar on December 31, 2012.

Mexico

Mexico’s real GDP increased by an estimated 2.3% in 2014 (CFe), compared with a 1.7% and 3.7% growth in 2013 and 2012, respectively.

Inflation, as measured by the CPI, was 4.1% year-on-year in December 2014 compared with 4.0% in December 2013, above the Mexican Central Bank’s target of 3% and also outside its tolerance range of 2% to 4%.

During 2014, aggregate demand in Mexico has continued to show the stabilizing trend that began in 2010, following the harsh economic downturn suffered in 2009. Exports increased by more than 5.5%, private consumption increased by almost 2.2% and investment increased by 2.0% compared with 2013.

The current account balance posted a deficit of 25.2 billion U.S. dollars in 2014 –according to CFe- compared with 26.5 billion U.S. dollars in 2013 (1.9% and 2.1% of GDP, respectively).

On December 31, 2014, the exchange rate relative to the U.S. dollar was 14.83 Mexican pesos to the U.S. dollar (13.08 and 12.87 on December 31, 2013 and 2012 respectively).

Venezuela

Venezuela is officially in an economic crisis, as GDP during the first three quarters of 2014 decreased on average by 4%, after a positive growth of 1.3% in 2013 and 5.6% in 2012. The oil sector expanded slightly by 0.3% and the non-oil sector fell by 3.8%. Nonetheless there were some sectors that showed growth in this period. For instance,  banking and insurance (13.2%), communications (4.1%) and government services (1.7%).

Consumption fell 2.5% year-on-year on average in the first three quarters of 2014 (compared to an increase of 4.4% in 2013 and 6.9% in 2012). Despite the higher inflation, public consumption grew only by 0.8% (compared to growth of 3.3% in 2013 and 6.3% in 2012) while the private sector contracted by 3.3% (compared to a positive growth of 4.7% in 2013 and 7.0% in 2012) and investments declined by 17.9% (compared to a decrease of -9.0% in 2013 and a positive growth of 23.3% in 2012).

Additionally exports declined by 9.5% (compared to a decrease of -8.6% in 2013 and positive growth of 4.9% in 2012), and imports contracted by 19.0% (compared to a decrease of 10.6% in 2013 and positive growth of 26.8% in 2012). During 2014, exports were negatively impacted by the downfall of oil prices and oil production, but imports decreased to a larger extent due to the economic crisis that the country is facing. As a result, the current account surplus was higher in 2014 than in 2013, reaching 9.9 billion U.S. dollars in the first nine months of 2014, compared with 4.9 billion U.S. dollars in the first nine months of 2013.

Also, the capital account deficit reached 7.5 billion U.S. dollars in the first nine months of 2014, compared with a deficit of 5.9 billion U.S. dollars in the same period of 2013. This performance diminished the Venezuelan Central Bank’s stock of international reserves to 22.06 billion U.S. dollars at the end of September 2014 compared with 21.48 billion U.S. dollars at the end of December 2013.

In terms of inflation, the national CPI reached 63.6% year-on-year in November 2014 (compared to 56.2% year-on-year in December 2013 and 20.1% year-on-year in December 2012). Venezuela still has the highest inflation rate in Latin America.

The unemployment rate reached 5.9% as of November of 2014, compared to 5.6% at the end of 2013 and 5.9% at the end of 2012.

Chile

Chilean GDP expanded moderately at an estimated rate of 1.9% (CFe), the lowest since the recession of 2009 and 3.4 percent points under the average annual growth rate for the 2010-2013 period (5.3%). Private consumption slowed down and grew by an estimated 1.8% compared with 5.6% in 2013 and 6.0% in 2012. Investment, in turn, is estimated to have contracted for the first time since 2009. As most emerging economies, Chile faced headwinds from the international financial markets tightening, the decreasing commodity prices (especially copper prices) and the emerging/advanced capital flows reallocation. Domestically, a persistent slack of confidence and decreasing expectations also weighed negatively on expenditure decisions.

The labor market was substantially resilient to the economic underperformance and the unemployment rate increased from an average of 6.0% in 2013 to 6.5% in 2014 -CFe- (among the lowest unemployment rates in the last decade). Nominal wages rose at increasing rates during the year; in part, to compensate the loss in purchasing power due to the higher inflation.

Inflation, measured by CPI, reached 4.6% in 2014 compared with 3.0% in 2013 and 1.5% in 2012. Inflation gained momentum as the local currency depreciated at a faster pace, as supply shocks temporally hit prices of certain food items and as additional or higher specific taxes rates were applied to alcoholic beverages, cigarettes, sodas and new cars, among other items. While the fall in international oil prices decreased inflation pressures in the last part of the year, general and core inflation closed 2014 well above the Central Bank’s monetary policy target range (between 2% and 4%).

The Chilean Central Bank reduced its interest key rate 25 basis points six times during the year in response to less dynamic economic activity and falling expectations. The Monetary Policy Rate closed at 3.00% in 2014. The fiscal deficit reached 1.5% of GDP, compared to a deficit of 0.6% in 2013 and a surplus of 0.6% in 2012. The trade balance surplus increased from 2.2 billion U.S. dollars in 2013 to 8.6 billion U.S. dollars in 2014 due to a fall in imports caused by the economy’s slowdown.

At the end of 2014, the nominal exchange rate was 607.4 Chilean Pesos per U.S. dollar, reflecting a year-over-year Chilean Peso depreciation of 16.0%. The exchange rate performance in 2014 was mainly explained by the opposing policy decisions adopted in the United States and Chile, with the former being expected to raise interest rates in the short term and the latter loosening its monetary policy stance. The decrease in copper prices also contributed to the Chilean Peso depreciation, although the impact of copper prices was less significant than in other times.

In 2014 a tax reform which aims to increase annual taxation by 3 percent points of GDP was approved. These additional resources will be used mainly to finance the upcoming educational reform (1.5% of GDP), to improve the scope of current social policies (0.5% of GDP) and to close the structural fiscal gap (1% of GDP). The reform introduces substantial changes to the Chilean tax system, including two alternative methods for computing shareholder-level income taxation, additional corporate tax rate increases, important amendments to the thin capitalization rules, and other substantial modifications.

Argentina

Argentina’s GDP decreased by an estimated 1.1% in 2014 (CFe). This data is much lower than the average annual growth rates of approximately 8.5% achieved from 2003 through 2008, and 5.3% from 2009 to 2012.

The Argentine peso depreciated 29.8% relative to the U.S. dollar, closing at 8.46 Argentine pesos per U.S. dollar at the end of 2014 compared with 6.51 Argentine pesos per U.S. dollar at the end of 2013 and 4.91 Argentine pesos per U.S. dollar at the end of 2012.

The official CPI increased 23.9% in 2014 (compared with 11.0% in 2013 and 10.8 % in 2012).

The expected current account deficit of 5.2 billion U.S. dollars in 2014 is the highest deficit in the last decade. The trade balance contributed significantly to this result, even when exports decreased less than imports during the year (7.3 % and 8.3% respectively).

Economic conditions affected the unemployment rate negatively, which increased to 7.7% in 2014 from 7.1% in 2013 and 7.2% in 2012.

Colombia

During 2014, the economy showed strong growth which remained supported by private consumption and good performance of investments (with the recovery of construction and better dynamism of civil construction works). However, exports showed a slight slowdown as a result of lower external demand and some supply shocks, and industrial production remained weak throughout the year. GDP is estimated to have grown nearly 4.9% (CFe) in 2014 (compared with 4.7% in 2013).

Employment during 2014 showed a significant recovery. The unemployment rate averaged 9.0% in 2014 compared with 9.7%, 10.4% and 10.8% in 2013, 2012 and 2011, respectively.

According to CFe, the balance of payments registered a current account deficit of 16.3 billion U.S. dollars, 4.2% of GDP, compared with 3.2% of GDP in 2013, and 3.1% of GDP in 2012.

Amid expectations of withdrawal of monetary stimulus by the Federal Reserve in the United States and a continuous and sharply decrease in oil prices, the Colombian peso depreciated 23.0% during 2014 against the U.S. dollar (closing the year at 2,455.3 Colombian pesos per one U.S. dollar).

The inflation rate was 3.7% year-on-year at the end of 2013, compared with 1.9% and 2.4% at the end of 2013 and 2012, respectively.

Peru

After four years of strong GDP growth (5.8% in 2013, 6.0% in 2012, 6.5% in 2011 and 8.5% in 2010), the Peruvian economy posted a sharp slowdown to a growth of 2.9% in 2014 (CFe). The main drivers of the slowdown were weak investment (both private and public) and exports (lower ore grades in key mines). Investment and exports are expected to post a contraction in 2014. On the other hand, strong private consumption was the main contributor to growth. El Niño-like climate anomalies during 2014 hurt output from fishing and agriculture, which, combined with the weakness in mining, turned into a contraction of primary GDP, while services and commerce sustained a strong pace of growth.

Consumer prices, as measured by the CPI, increased by 3.2% in 2014, slightly over the range of the Peruvian Central Bank’s target (between 1% and 3%), compared with 2.9% in 2013 and 2.6% in 2012. Inflation gained momentum affected by climate changes and currency depreciation.

The Peruvian Central Bank cut its interest key rate by 50 basis points to 3.5%, and the reserve requirement deposits rate, from 15% to 9.5%, showing an explicit easing bias.

Due to a positive fiscal impulse, the government budget is likely to post a small deficit for 2014, compared with a fiscal surplus of 0.9% in 2013 and around 2.0% in 2012.

In the foreign exchange market, the Peruvian Nuevo Sol weakened 6.4 % against the U.S. dollar in 2014, reaching 2.98 Peruvian Nuevo Sol per U.S. dollar at the end of the year, compared with a depreciation of 9.6% in 2013 and an appreciation of 5.4% against the U.S. dollar in 2012. The large commercial deficit and slower financial capital inflows lead to a reduction of international net reserves, reaching 62.3 billion U.S. dollars compared to 65.7 billion U.S. dollars in 2013 and 64.0 billion U.S. dollars in 2012.

Country risk, measured by the J.P. Morgan Emerging Markets Bond Index (EMBIG Peru), rose 20 basis points to 162 basis points, in 2014. Long-term sovereign debt is currently investment grade rated by Fitch, Standard and Poor’s and Moody’s rating agencies.

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

We estimate that in 2014 variations in currencies and hyperinflation in Venezuela decreased our cash flows and cash balance by approximately 1,616 million euros and decreased our consolidated revenues by approximately 12.1%.  Currency fluctuations can also have a significant impact on our statement of financial position, particularly equity attributable to equity holders of the parent, when translating the financial statements of subsidiaries located outside the Eurozone into euro.  For example, in 2014 equity attributable to equity holders of the parent decreased by 2,857 million euros due to the translation of the financial statements of our foreign subsidiaries, principally due to the depreciation of the Venezuelan bolívar fuerte and the Argentine peso, partially offset by the appreciation of the pound sterling relative to the euro.

We estimate that in 2013 variations in currencies and hyperinflation in Venezuela decreased our cash flows and cash balance by approximately 1,468 million euros and decreased our consolidated revenues by approximately 7.5%.  In 2013 equity attributable to equity holders of the parent decreased by 5,691 million euros due to the translation of the financial statements of our foreign subsidiaries, principally due to the depreciation of the Brazilian real, the Venezuelan bolívar fuerte and the Argentine peso, relative to the euro.

We estimate that in 2012 variations in currencies and hyperinflation in Venezuela decreased our cash flows and cash balance by approximately 382 million euros and increased our consolidated revenues by approximately 0.1%. In 2012 equity attributable to equity holders of the parent decreased by 1,278 million euros due to the translation of the financial statements of our foreign subsidiaries, principally due to the depreciation of the Brazilian real relative to the euro.

The exchange rate of 6.3 bolivars per U.S. dollar was used in the translation of the financial information of Venezuelan subsidiaries for the whole year 2013.

During 2014, by virtue of certain Exchange Agreements the allocations conducted through the Complementary System for Administration of Foreign Currency (SICAD I), to which Telefónica Venezuela had access for imports, were expanded and, in addition, a new exchange mechanism with a more widespread use was put in place, called SICAD II.

The exchange rates resulting in the last allocations of SICAD I and SICAD II before December 31, 2014 were 12.0 and 49.988 bolívares per U.S. dollar, respectively.

In the absence of auctions since mid-October 2014, and the lack of expectations of new auctions close to 2014 year-end, in a macroeconomic context aggravated by the fall of the oil price, the Company has decided to take as a reference the rate resulting in the allocations conducted through SICAD II for translating the financial statements of the Venezuelan subsidiaries. The Company considers that it is the most representative among the available official exchange rates at 2014 year-end for the monetary translation of the accounting figures of transactions, cash flows and balances.

The main impacts of using this new exchange rate in the Telefónica Group’s consolidated financial statements as of December 31, 2014 were as follows:

•
A decrease in equity, within the caption “Translation differences”, of approximately 2,950 million euros (see Note 12.f of the Consolidated Financial Statements) as a combined result of the translation to euros at the new exchange rate partially offset by the impact in equity of the inflation adjustment for the period.

•
As part of the decrease mentioned in the preceding paragraph, the value in euros of the net financial assets denominated in bolívares decreased by approximately 2,700 million euros, as per the balance as of December 31, 2014.

•
The results from the Telefónica’s subsidiaries in Venezuela have been translated at the new exchange rate. This implied a reduction in operating income before depreciation and amortization (OIBDA) and profit for the year of, approximately, 1,730 and 660 million euros, respectively.

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

	2012(1)	2013(1)	2014(1)	% change 2012 to 2013	% change 2013 to 2014
	Average	Average	Average	Average	Average
Pound Sterling	0.81	0.85	0.81	4.94%	(4.71)%
U.S. Dollar	1.29	1.33	1.33	3.10%	−
Brazilian Real	2.50	2.85	3.12	14.00%	9.47%
Argentine Peso	5.84	7.23	10.75	23.80%	48.69%
Peruvian Nuevo Sol	3.39	3.58	3.77	5.60%	5.31%
Chilean Peso	624.59	656.25	756.71	5.07%	15.31%
Mexican Peso	16.90	16.93	17.65	0.18%	4.25%
Venezuelan Bolívar Fuerte (2)	5.67	8.69	60.69	53.26%	n.m.
Czech Crown	25.14	25.99	27.53	3.38%	5.93%
Colombian Peso	2,308.54	2,478.69	2,650.03	7.37%	6.91%
Guatemalan Quetzal	10.06	10.43	10.25	3.68%	(1.73)%
Source: Central treasury bank of the respective countries.

(1)	These exchange rates are used to convert the income statements of our subsidiaries from local currency to euro.
(2)	As Venezuela is considered a hyperinflationary country, the income statement from operations in Venezuela is accounted pursuant to the closing exchange rate of bolívar fuerte to euro.

We describe certain risks relating to exchange rate fluctuations in “Item 3. Key Information—Risk Factors,” and we describe our policy with respect to limiting our exposure to short-term fluctuations in exchange rates under “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Group Results of Operations

Please see “Item 4. Information on the Company — Business Overview — Group Results of Operations.”

B. Liquidity and Capital Resources

Cash Flow Analysis

The table below sets forth consolidated cash flow information for the periods indicated.  Positive figures refer to cash inflows and those in parenthesis refer to cash outflows.

(millions of euros)	2012	2013	2014
Net cash from operating activities	15,213	14,344	12,193
Net cash used in investing activities	(7,877)	(9,900)	(9,968)
Net cash used in financing activities	(1,243)	(2,685)	(4,041)

For a discussion of our cash flows for the years ended December 31, 2012, 2013 and 2014, please see Note 20 to our Consolidated Financial Statements.

Anticipated Uses of Funds

Our principal liquidity and capital resource requirements consist of the following:

•	costs and expenses relating to the operation of our business;

•	debt service requirements relating to our existing and future debt;

•	capital expenditures for existing and new operations;

•	acquisitions of new licenses or other operators or companies engaged in complementary or related businesses; and

•	dividend, other shareholder remuneration, and pre-retirement payments.

In 2015, we expect to continue transforming our networks, evolving them towards all-IP hyper-connected networks, by investing in FTTx in key markets, and by expanding our mobile networks with LTE in most of our operations, and also with 3G. We also expect to continue investing in IT as a critical factor in our transformation.  We will continue to invest in TV and digital sources to take advantage of the opportunities in the digital markets. And we may also use funds to acquire new licenses engaged in complementary or related businesses in the digital world.

We also have liquidity requirements related to the costs and expenses relating to the operation of our business, financial investments, our payment of dividends, shareholder remuneration and pre-retirement payment commitments. In 2014 cash expenditures consisted principally of: 3,382 million euros in connection with shareholder remuneration (in connection with payment of dividends on Telefónica shares and the acquisition of Telefónica treasury shares), 1,346 million euros principally in connection with net financial investments and 789 million euros in connection with commitments under pre-retirement plans.

We also have liquidity requirements related to debt service requirements in connection with our existing and future debt. At December 31, 2014, we had gross financial debt of 59,782 million euros compared with 60,699 million euros at December 31, 2013. For the amortization schedule of our consolidated gross financial debt at December 31, 2014 and a further description of financing activity in 2014, see “—Anticipated Sources of Liquidity” below. Our net financial debt decreased to 45,087 million euros at December 31, 2014, compared with 45,381 million euros at December 31, 2013 (excluding the implicit devaluation of the Venezuelan bolívar our net financial debt would have decreased by 2,635 million euros). The decrease in net financial debt was mainly explained by our 2014 cash flow generation before spectrum payments of 4,748 million euros, the issue of equity instruments for a total amount of 4,699 million euros of Telefónica Deutschland (including the portion subscribed by Telefónica Deutschland’s minority shareholders in the capital increase) and proceeds of 3,981 million euros from disposals (relating to the sale of Telefónica Czech Republic and a 2.5% stake in China Unicom). In contrast, factors contributing to increased debt in 2014 include net financial investments (4,949 million euros), 3,382 million euros as remuneration of equity instruments (including the purchase of treasury stock), spectrum payments (932 million euros), the payment of labor commitments mainly associated with early retirements (789 million euros) and other factors that increased debt by 741 million euros. For a reconciliation of net financial debt to gross financial debt (the sum of current and non-current interest-bearing liabilities), see “—Presentation of Financial Information—Non-GAAP financial information—Net financial debt and net debt”.

For a discussion of our liquidity risk management policy, see Note 16 to our Consolidated Financial Statements.

Anticipated Sources of Liquidity

Cash flows from operations are our primary source of cash funding for existing operations, capital expenditures, interest obligations and principal payments. We also rely on external borrowings, including a variety of short- and medium-term financial instruments, principally bonds and debentures, undated deeply subordinated securities and borrowings from financial institutions. Cash and cash equivalents are mainly held in euros and euro-denominated instruments. We believe that, in addition to internal generation of funds, our medium-term note program, our euro commercial paper program, our corporate domestic promissory note program and available lines of credit will provide us with substantial flexibility for our future capital requirements as existing debt is retired.

Financing

The following table shows the amortization schedule of our consolidated gross financial debt at December 31, 2014 as stated in euro. We may have exchange rate financial derivatives as instruments assigned to the underlying debt instruments. In 2014, the average cost of net debt, which we measure as net financial expense divided by our average net debt which, adjusted for exchange rate differences, was 5.40%. The table below includes the fair value of those derivatives classified as financial liabilities (negative mark-to-market) under IFRS (401 million euros classified as a current financial liability and 3,231 million euros as a non-current financial liability). The table does not include the fair value of derivatives classified as financial assets (positive mark-to-market) under IFRS (813 million euros classified as current financial assets and 5,499 million euros as non-current financial assets). For description of the liquidity risk we face, see Note 16 to our Consolidated Financial Statements, and for a description of our financial liabilities, see Note 13 to our Consolidated Financial Statements.

Millions of euros
	Current	Non-current
Maturity	2015	2016	2017	2018	2019	Subsequent years	Non-current total	Total
Debentures and bonds	4,601	6,722	6,392	4,834	3,465	18,214	39,627	44,228
Promissory notes & commercial paper	502	−	−	−	−	−	−	502
Other marketable debt securities	−	−	−	−	−	−	−	−
Total Issues	5,103	6,722	6,392	4,834	3,465	18,214	39,627	44,730
Loans and other payables	3,590	1,533	3,205	761	849	1,482	7,830	11,420
Other financial liabilities	401	152	347	477	357	1,898	3,231	3,632
TOTAL	9,094	8,407	9,944	6,072	4,671	21,594	50,688	59,782
Notes:
- Estimated future interest payments as of December 31, 2014 on our interest-bearing debt (not included above) are as follows: 2,215 million euros in 2015, 1,960 million euros in 2016, 1,671 million euros in 2017, 1,279 million euros in 2018, 1,077 million euros in 2019 and 6,586 million euros in subsequent years. With respect to floating rate debt, we estimate future interest payments as the forward rates derived from yield curves quoted for the different currencies on December 31, 2014.

During 2014, we obtained external financing in the form of borrowings of approximately 14,740 million euros. The financing activity in 2014 was mainly focused on completing the financing for the acquisition of E-Plus (via the issue of a 1,500 million euro bond mandatorily convertible into Telefónica shares and the execution of a capital increase by Telefónica Deutschland), strengthening the liquidity position, actively managing the cost of debt and smoothing the debt maturity profile for the following years. Therefore, as of December 31, 2014, we believe we maintain an adequate liquidity position to accommodate 2015 and 2016 debt maturities.

For a description of our financing, see Note 13 to our Consolidated Financial Statements.

In 2015, through the date of this Annual Report, our debt issuances and principal financing arrangements consisted of:

•
On February 19, 2015, Telefónica, S.A. signed a 2,500 million euros syndicated credit facility maturing in 2020 with two twelve month extension options requiring mutual agreement of the parties (which could extend the maturity to as late as 2022). This agreement entered into effect on February 26, 2015 and allowed us to cancel in advance the syndicated loan facility of Telefónica Europe, B.V. dated on March 2, 2012 with two tranches of 756 million euros and 1,469 million pounds sterling originally scheduled to mature in 2017. On the same date, Telefónica S.A. signed an amendment to its 3,000 million euros syndicated credit facility arranged on February 18, 2014 and maturing in 2019 in which the parties mutually agreed two twelve month extension options (which could extend the maturity to as late as 2021).

Our borrowing requirements are not significantly affected by seasonal trends.

Availability of funds

At December 31, 2014, Telefónica has funds available amounting to 19,414 million euros, which includes: undrawn lines of credit for an amount of 11,545 million euros (10,618 million euros maturing in more than 12 months); cash and cash equivalent and current financial assets other than those in Venezuela (367 million euros) and Telefónica’s participation in Telco’s bond (principal amount of 1,225 million euros) totalling 7,869 million euros.

For a description of our liquidity and undrawn lines of credit available at December 31, 2014, see Notes 12 and 13 to our Consolidated Financial Statements, and for a discussion of our liquidity risk management and our capital management, see Note 16 to our Consolidated Financial Statements.

Telefónica, S.A. is the parent company of the Telefónica Group and receives funding from its subsidiaries in the form of dividends and loans. Consequently, restrictions on the ability of the Group’s subsidiaries to transfer funds to Telefónica, S.A. in the form of cash dividends, loans or advances, capital repatriation and other forms would negatively affect our liquidity and thus our business.

Certain Latin American economies, such as Argentina and Venezuela, have experienced shortages in foreign currency reserves and their respective governments have adopted restrictions on the ability to transfer funds out of the country and convert local currencies into U.S. dollars. This may limit our ability to repatriate funds out of certain subsidiaries from such countries. However, regarding repatriation of funds to Spain, in 2014 we have received 1,118 million euros from our Latin American subsidiaries, of which 961 million euros was from dividends and 157 million euros was from other items.

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

In 2014, we have taken certain measures to protect our credit rating. These measures mainly include: an intensive and prudent financing activity together with a conservative liquidity policy, the implementation of a scrip dividend (instead of a cash only dividend) in November 2014, a portfolio rationalization through the total or partial sale of certain assets such as Telefónica Ireland, Telefónica Czech Republic and China Unicom, the issuance of financial instruments with high equity content to finance the E-Plus acquisition (such as bonds mandatorily convertible into Telefónica shares) and the issuance of undated deeply subordinated securities as a solvency protection measure to mitigate negative impacts on our consolidated financial statements deriving from unforeseen events such as the devaluation in Venezuela.

Intragroup Loans

We lend funds to our operating subsidiaries, directly or through holding companies that head our different lines of business. At December 31, 2014, we had loans outstanding totaling 7,433 million euros (9,806 million euros at December 31, 2013) to companies in the Telefónica Group (including subsidiaries located in Latin American countries). These funds are derived from retained cash flows, loans, bonds, issuances of undated deeply subordinated securities and other sources (such as asset disposals).

C. Research and Development, Patents and Licenses, etc.

 Telefónica remains firmly committed to technological innovation as an essential tool for achieving competitive advantages, trying to anticipate market trends and differentiating its products. By introducing new technologies and developing new products and business processes, we seek to become a more effective, efficient and customer-oriented Group.

Telefónica has developed an open innovation model for the management of technological innovation to boost the application of technical research in the development of new commercial products and services. Telefónica focuses on certain applied research and development (R&D) priorities that are aligned with its strategy. Open innovation initiatives driving this model include the creation of a venture capital fund and involvement in business collaboration forums, among others. The model also promotes the use of knowledge developed at technology centers, universities and start-ups, among other sources, and encourages innovation in conjunction with other agents (e.g. customers, universities, public administrations, suppliers, content providers and other companies), making them “technological partners.” Within this open innovation strategy, the Open Future program was reinforced during 2014. This program is designed to connect entrepreneurs, startups, investors and public and private organizations from all over the world with a view to fostering innovation and developing viable projects.

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

In 2014, the technological innovation projects undertaken focused on sustainable innovation, process efficiency, creation of new revenue streams, customer satisfaction, consolidation of operations in new markets and technological leadership.

Technical innovation activities are a key part of Telefónica’s strategy of creating value through latest-generation network communications and services.

In 2014, projects were undertaken to promote greater access to information technology, new services focused on new internet business models, advanced user interfaces, TV distribution, multimedia content and other added-value services leveraging on the potential of the new infrastructures. These initiatives, among others, were undertaken based on our objective of rapidly identifying emerging technologies that could have a relevant impact on our businesses and pilot testing these technologies in new services, applications and platform prototypes.

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

Telefónica I+D’s technological innovation activities focus on two big areas:

•
Telefónica I+D’s works on new networks, primarily in collaboration with Telefónica’s Global Resources team. These activities are related to radio access technologies and fiber; network virtualization technologies, in line with the technology trend known as software defined networks (SDN); and network optimization and zero touch developments making networks more flexible and moldable and able to adapt dynamically to new digital consumer and service requirements.

•	R&D activities to develop new products and services are conducted as part of the digital services strategy. These activities include the following:

o	Natural P2P communication of the future, using the Internet, Web 2.0 and smartphones.

o	Video and multimedia services (combining text, audio, images and video) offering a user experience in all connected devices.

o	Advanced solutions in emerging ITC businesses such as cloud computing, security, financial services or e-health.

o
M2M (machine-to-machine) service management associated with energy efficiency and mobility and with the Internet of Things and their adoption in the urban and industrial scenario, and as a service creation enabler.

o
Making use of user communication profiles to exploit opportunities to operate different products and business models (marketing campaigns, target marketing, contextual services, churn reduction, cross-selling, etc.).

Telefónica I+D’s also boasts scientific work groups with a more medium- to long-term focus and aims to look into opportunities relating to new networks and services and solutions to the technological challenges that arise.

In 2014, Telefónica in collaboration with the Chilean government launched a new R&D center in Chile, with focus on Internet of Things and Big Data, in the field of Smart Cities, Smart Industry and Smart Agro.

At December 31, 2014, Telefónica I+D had 652 employees (689 employees in 2013).

Total I+D expense in the Group for 2014 amounted to 1,111 million euros, up 6.2% from the 1,046 million euros incurred in 2013 (1,071 million euros in 2012). This expense represents 2.2%, 1.8% and 1.7% of the Group’s consolidated revenue for 2014, 2013 and 2012, respectively. These figures were calculated using guidelines of the Organization for Economic Co-operation and Development (OECD).

During 2014, Telefónica filed 27 new patent applications, all of them registered through the Spanish Patent and Trademark Office (OEPM), of which 25 are European applications (EP) and 2 are International applications (PCT). Additionally 2 utility models were filed, also through OEPM.

D. Trend Information

Telefónica is an integrated diversified telecommunications group that offers a wide range of services, mainly in Europe and Latin America. Its core business is the provision of fixed and mobile telephony, broadband, internet, data, Pay-TV and value-added services, among others. The Group’s operations in 25 countries, managed through a regional organization geared towards certain businesses in global units, enable it to leverage the strong local positioning, as well as the advantages afforded by its scale.

As a multinational telecommunications company that operates in regulated markets, Telefónica is subject to different laws and regulations in each of the jurisdictions in which it provides services. Among other developments, Telefónica may face pressure from regulatory initiatives in some European countries regarding tariffs, the reform of rights of spectrum use and allocation, issues related to the quality of service, and the regulatory treatment of new broadband infrastructure deployments.

Telefónica faces intense competition in the vast majority of the markets where it operates in, and is therefore subject to the effects of actions taken by its competitors. The intensity of the competition may deepen which could have an impact on tariff structures, consumption, market share and commercial activity and negatively affect the number of customers, revenues and profitability.

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

In 2014, Telefónica took a further step towards its transformation into a leading digital telecommunications company, in a sector which we believe still offers excellent growth potential. Digital capacities were boosted, new products were developed, and new business models were set up. This was achieved as a result of a transformation drive implemented throughout the Company.

2013 marked a turning point with the launch of a multinational program, “Be More”, focused on transformation and growth and the deleveraging of our business in Ireland, Czech Republic and 40% of Central America. This program aims to take advantage of our customer insight, the capture of future Business to Business (B2B) opportunities, further data monetization of our services and reinforcing our video business. In addition, we will seek to simplify our operating model and increase investments in fiber and LTE, transforming the IT in our operating business. In 2014, we made progress in the transformation process of Telefónica, simplifying the Company and building the bases for a new organization, simplifying operations, making provisions for a leaner staffing at a number of group operators and making key changes to our structure.

We believe that both the completion of the consolidation of our operations in Germany and the acquisition of GVT in Brazil (which is still pending approval by the regulator), which entail structural changes to the Company's positioning in two of its largest markets, points to, and strengthens, our capacity for future growth.

The pace of addition of high-value customers was stepped up in 2014, with more than 21 million new smartphones, 1.5 million new Pay-TV accesses and 927 new fiber accesses. We believe these figures indicate a growing generalization of usage-intensive data and content services.

Intense commercial activity in the area of high-value services was attributable mainly to greater investment, which allowed us to double the size of our FTTH network to 14.7 million premises passed, securing LTE coverage of 41% of the outdoor population in the regions where we operate, thereby increasing the number of LTE base stations to more than 20 thousand in 2014 (2.2X compared to 2013).

Telefónica Spain showed a change in trend due to the in-depth transformation process rolled out by the company to steady the pace of the year-on-year fall in revenue, with the assistance of intense commercial activity, especially in terms of fiber and Pay-TV. “Movistar Fusión” continued to grow steadily mainly as a result of the offering of the new bundled portfolio including TV in almost all our portfolio with a competitive price from 60 euros/month, which continued to attract customers to value-added offers.

Telefónica United Kingdom continued to work on the deployment of its LTE network, reaching 58% outdoor coverage at year-end, keeping the focus on offering a positive network experience and an exclusive content proposition to 4G customers. The operator is still migrating its high-value customers to LTE, with a view to boosting the network experience and customer satisfaction. Telefónica United Kingdom continues to deliver a good commercial performance with its "Refresh" offer, helping improve the market distribution dynamics towards more efficient channels.

On August 29, 2014 the Company was given the green light from the European Commission to purchase the E-Plus Group, and the transaction was completed on October 1, 2014. The E-Plus Group has been part of Telefónica Deutschland since that date. The new company is intent on becoming Germany's leading digital telecommunications company, and aims to secure synergies of more than 5 billion euros of present value, mainly produced by the network, customer service, overheads and new opportunities for generating income.

Telefónica Germany continued to perform well in 2014, mainly in the mobile contract segment, thanks to a strategy focusing on data monetization. This performance was achieved against a more competitive backdrop with growing demand for LTE offers and terminals. Year-on-year revenue stabilized, and mobile revenue rose again year-on-year.

As part of the transformation process~~,~~ embarked by the Group, a significant provision was recorded for E-Plus in connection with the planned downsizing of its staffing, which aims to lay the foundations for future growth.

In Brazil, we consolidated the leadership in the higher-value mobile segments, maintaining our dominance of the market. The Company was awarded one of the three blocks of radioelectric spectrum for LTE auctioned in the 700 MHz band (2x10 MHz) on September 30, 2014, for the minimum reserve price of the block (approximately 619 million euros). This gave Telefónica Brazil the spectrum it needed to expand the 4G services in the medium and long term, and accelerate adoption of data (in 2014, data revenue accounted for 34.3% of the total).

In the fixed business, fiber deployment was key, with 14.7 million premises passed by December 2014, and the number of connected homes gradually rose to 1.8 million.

On September 19, 2014 the Company entered into an agreement with Vivendi to purchase GVT, with a view to creating an integrated operator with national coverage focused on higher-value customers to give a major boost to the Company's market positioning. The purchase is pending approval by the regulator.

Strong commercial activity by Telefónica Hispanoamérica, along with robust investment to improve service quality, continued to drive steady year-on-year growth of revenue and OIBDA, especially in Mexico, Colombia and Peru.

In summary, in the context of intense competition and regulatory pressure on pricing, Telefónica aims to continue strengthening its business model to make it more efficient and capture the synergies arising from the integrated approach of businesses, processes and technologies, while focusing even more on the client and staying ahead of trends in the new digital world.

E. Off-Balance Sheet Arrangements

We have commitments that could require us to make material payments in the future.  These commitments are not included in our consolidated statement of financial position at December 31, 2014 although they are described in the notes to our Consolidated Financial Statements.  For summary of our off-balance sheet commitments, see Note 21(b) and Note 16 to our Consolidated Financial Statements.

F. Tabular Disclosure of Contractual Obligations

The following table describes our contractual obligations and commitments with definitive payment terms which may require significant cash outlays in the future.  The amounts payable (including accrued interest payments) are as of December 31, 2014. For additional information, see our Consolidated Financial Statements.

	Payments Due by Period
Millions of euros	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Financial liabilities (1)(2)	59,782	9,094	18,351	10,743	21,594
Operating lease obligations (3)	10,197	1,643	2,669	2,068	3,817
Purchase and other contractual obligations(4)	9,037	4,295	2,071	961	1,710
Other liabilities (5)	3,828	574	3,254	−	−
Total	82,844	15,606	26,345	13,772	27,121

(1)	Capital (finance) lease obligations are not calculated separately and are instead included as part of our long-term debt obligations.
(2)
Estimated future interest payments as of December 31, 2014 on our interest-bearing debt (not included above) are as follows: 2,215 million euros in 2015, 1,960 million euros in 2016, 1,671 million euros in 2017, 1,279 million euros in 2018, 1,077 million euros in 2019 and 6,586 million euros in subsequent years.  With respect to floating rate debt, we estimate future interest payments as the forward rates derived from yield curves quoted for the different currencies on December 31, 2014.  This item includes the fair value of those derivatives classified as current financial liabilities (negative mark-to-market) under IFRS (401 million euros).  It does not include the fair value of derivatives classified as financial assets (positive mark-to-market) under IFRS (813 million euros classified as current financial assets and 5,499 million euros as non-current financial assets).  For a more detailed description of our financial derivative transactions, see Note 16 to our Consolidated Financial Statements.  For details of the composition of this item, see “Liquidity and Capital Resources– Anticipated Sources of Liquidity”).

(3)
This item includes definitive payments (non-cancellable without penalty cost). Our operating lease obligations have in some cases extension options conditioned on the applicable law of each country. Accordingly, we have included only those amounts that represent the initial contract period. At December 31, 2014, the present value of future payments for operating leases was approximately 7,966 million euros (1,715 million euros in Telefónica Brazil, 1,640 million euros in Telefónica Hispanoamérica, 930 million euros in Telefónica Spain, 710 million euros in Telefónica United Kingdom, 2,837 million euros in Telefónica Germany and 134 million euros in other companies). For a more detailed information about payments due under this item, see Note 19 to our Consolidated Financial Statements.

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

In addition, at December 31, 2014, we had short-term and long-term employee benefits provisions amounting to 574 million euros and 3,254 million euros, respectively (see Note 15 to our Consolidated Financial Statements).

For details of the composition of, and changes in, our debt, see “—Liquidity and Capital Resources—Anticipated Sources of Liquidity” and Note 13 to our Consolidated Financial Statements.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

During 2014, our Board of Directors met 14 times. At February 27, 2015, our Board of Directors had met three times during 2015. At February 27, 2015, our directors, their respective positions on our Board and the year they were appointed to such positions were as follows:

Name	Age	First Appointed	Current Term Ends
Chairman
Mr. César Alierta Izuel(1)	69	1997	2017
Vice-chairmen
Mr. Isidro Fainé Casas(1)(2)	72	1994	2016
Mr. José María Abril Pérez (1)(3)(7)	62	2007	2018
Mr. Julio Linares López (5)(7)(8)	69	2005	2016
Members (vocales)
Mr. José María Álvarez-Pallete López (1)	51	2006	2017
Mr. José Fernando de Almansa Moreno -Barreda(5)(6)(8)	66	2003	2018
Ms. Eva Castillo Sanz (6)(8)(10)	52	2008	2018
Mr. Carlos Colomer Casellas(1)(4)(7)(9)(10)	70	2001	2016
Mr. Peter Erskine(1)(7)(8)(9)	63	2006	2016
Mr. Santiago Fernández Valbuena	56	2012	2018
Mr. Alfonso Ferrari Herrero (1)(4)(5)(6)(8)(9)(10)	73	2001	2016
Mr. Luiz Fernando Furlán	68	2008	2018
Mr. Gonzalo Hinojosa Fernández de Angulo (1)(4)(5)(6)(8)(9)(10)	69	2002	2017
Mr. Pablo Isla Álvarez de Tejera(9)	51	2002	2017
Mr. Antonio Massanell Lavilla(2)(4)(5)(7)(10)	60	1995	2016
Mr. Ignacio Moreno Martínez (3)(4)(6)(10)	57	2011	2017
Mr. Francisco Javier de Paz Mancho (1)(5)(6)(10)	56	2007	2018
Mr. Chang Xiaobing (11)	57	2011	2016
(1)	Member of the Executive Commission of the Board of Directors.
(2)	Nominated by Fundación Bancaria Caja de Ahorros y Pensiones de Barcelona (“La Caixa”).
(3)	Nominated by Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”).
(4)	Member of the Audit and Control Committee of the Board of Directors.
(5)	Member of the Institutional Affairs Committee.
(6)	Member of the Regulation Committee.
(7)	Member of the Innovation Committee.
(8)	Member of the Strategy Committee.
(9)	Member of the Nominating, Compensation and Corporate Governance Committee.
(10)	Member of the Service Quality and Customer Service Committee.
(11)	Nominated by China Unicom (Hong Kong) Limited.

Board Committees

At February 27, 2015, the committees of our Board of Directors and members thereof are as follows:

Executive Commission

Our Board of Directors has expressly delegated all of its authority and power to the Executive Commission except as prohibited by the Spanish Corporation Act, under our Articles of Association, or under our Board Regulations. This commission is made up of fewer directors and meets more frequently than our Board of Directors. The members of the Executive Commission are Mr. César Alierta Izuel, Mr. Isidro Fainé Casas, Mr. José María Abril Pérez, Mr. José María Álvarez-Pallete López, Mr. Carlos Colomer Casellas, Mr. Peter Erskine, Mr. Alfonso Ferrari Herrero, Mr. Gonzalo Hinojosa Fernández de Angulo, Mr. Francisco Javier de Paz Mancho and Mr. Ramiro Sánchez de Lerín García-Ovies, as secretary.

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

•
to propose to our Board of Directors to submit to our general meeting of shareholders the appointment of our auditors referred to in Article 264 of the Spanish Corporation Act, as well as, when appropriate, the terms of their engagement, the scope of their professional assignment and the revocation, re-appointment or non-renewal of their appointment;

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

 The Audit and Control Committee meets at least once per quarter and as many times as considered necessary. During 2014, the Audit and Control Committee met eleven times and, as of the date of this Annual Report, had met two times in 2015. The members of the Audit and Control Committee are Mr. Carlos Colomer Casellas (chairman), Mr. Gonzalo Hinojosa Fernández de Angulo, Mr. Antonio Massanell Lavilla, Mr. Alfonso Ferrari Herrero and Mr. Ignacio Moreno Martínez. Our Board of Directors has determined that Mr. Antonio Masanell Lavilla meets the requirements of an “audit committee financial expert” as such term is defined by the SEC.

Nominating, Compensation and Corporate Governance Committee

The Nominating, Compensation and Corporate Governance Committee is responsible for, among other things, reporting to our Board of Directors with respect to proposals for the appointment, re-election and removal of directors, members of the Executive Committee and the other committees of our Board of Directors and top members of our management and management of our subsidiaries.  In addition, the Nominating, Compensation and Corporate Governance Committee is responsible for proposing to the Board of Directors, within the framework established in the bylaws, the compensation for the directors and reviewing it periodically to ensure that it is in keeping with the tasks performed by them, as provided in Article 35 of the Board Regulations, to propose to the Board of Directors, within the framework established in the bylaws, the extent and amount of the compensation, rights and remuneration of a financial nature, of the chairman, the executive directors and the senior executive officers of Telefónica, including the basic terms of their contracts, for purposes of contractual implementation thereof and to supervise compliance with the corporate governance rules in effect from time to time.

The members of the Nominating, Compensation and Corporate Governance Committee are Mr. Alfonso Ferrari Herrero (chairman), Mr. Carlos Colomer Casellas, Mr. Peter Erskine, Mr. Gonzalo Hinojosa Fernández de Angulo and Mr. Pablo Isla Álvarez de Tejera. During 2014, the Nominating, Compensation and Corporate Governance Committee met eleven times, and as of the date of this Annual Report, it had met three times in 2015.

Regulation Committee

The Regulation Committee’s main objective is to monitor the main regulatory matters which affect us. Another responsibility of the Regulation Committee is to act as a communication and information channel between our management team and our Board of Directors concerning regulatory matters. The members of the Regulation Committee are Mr. Gonzalo Hinojosa Fernández de Angulo (chairman), Mr. José Fernando de Almansa Moreno-Barreda, Ms. Eva Castillo Sanz, Mr. Alfonso Ferrari Herrero, Mr. Ignacio Moreno Martínez and Mr. Francisco Javier de Paz Mancho.

During 2014, the Regulation Committee met five times, and of the date of this Annual Report, it had met one time in 2015.

Service Quality and Customer Service Committee

The Service Quality and Customer Service Committee is responsible for monitoring and reviewing the standards of quality of the main services we provide. The Service Quality and Customer Service Committee acts as an information channel between our senior management team and our Board of Directors. The members of the Service Quality and Customer Service Committee are Mr. Antonio Massanell Lavilla (chairman), Ms. Eva Castillo Sanz, Mr. Carlos Colomer Casellas, Mr. Alfonso Ferrari Herrero, Mr. Gonzalo Hinojosa Fernández de Angulo, Mr. Ignacio Moreno Martínez and Mr. Javier de Paz Mancho. During 2014 the Service Quality and Customer Service Committee met two times, and as of the date of this Annual Report, it had met one time in 2015.

Institutional Affairs Committee

The Institutional Affairs Committee is responsible for reviewing, reporting and proposing to the Board of Directors the principles that are to govern the Group’s Sponsorship and Patronage Policy, to monitor such policy, and to individually approve sponsorships or patronages the amount or importance of which exceed the limit set by the Board and which require its approval. The Committee is responsible for promoting the development of the Telefónica Group’s Corporate Reputation and Responsibility project and its institutional affairs. The members of the Institutional Affairs Committee are Mr. Julio Linares López (chairman), Mr. José Fernando de Almansa Moreno-Barreda, Mr. Alfonso Ferrari Herrero, Mr. Gonzalo Hinojosa Fernández de Angulo, Mr. Antonio Massanell Lavilla and Mr. Francisco Javier de Paz Mancho. During 2014, the International Affairs Committee met six times, and as of the date of this Annual Report it had met two times in 2015.

Innovation Committee

The Innovation Committee is responsible for advising and assisting in all matters regarding innovation. Its main object is to examine, analyze and periodically monitor the Group’s innovation projects, provide guidance and help ensure the implementation and development of innovation initiatives across the Group. The members of the Innovation Committee are Mr. Carlos Colomer Casellas (chairman), Mr. José María Abril Pérez, Mr. Antonio Massanell Lavilla, Mr. Julio Linares López and Mr. Peter Erskine. During 2014, the Innovation Committee met five times, and as of the date of this Annual Report, it had met two times in 2015.

Strategy Committee

Without prejudice to any other tasks that the Board of Directors may assign thereto, the primary duty of the Strategy Committee is to support the Board of Directors in the analysis and implementation of the global strategy policy of the Telefónica Group. The members of the Strategy Committee are Mr. Peter Erskine (chairman), Mr. José Fernando de Almansa Moreno-Barreda, Ms. Eva Castillo Sanz, Mr. Alfonso Ferrari Herrero, Mr. Julio Linares López and Mr. Gonzalo Hinojosa Fernández de Angulo. The Strategy Committee met five times during 2014, and as of the date of this Annual Report, had met two times in 2015.

Biographies of Directors

Mr. César Alierta Izuel serves as our Executive Chairman and Chairman of our Board of Directors. Mr. Alierta began his career in 1970 as general manager of the capital markets division at Banco Urquijo, S.A. in Madrid, where he worked until 1985. Subsequently, he founded and served as Chairman of Beta Capital Sociedad de Valores, S.A. which he combined as from 1991 with his post as Chairman of the Spanish Financial Analysts’ Association (Instituto Español de Analistas Financieros). Between 1996 and 2000, he was Director and Chairman of Tabacalera, S.A. At that time Tabacalera, S.A. changed its name into Altadis, S.A. (following its merger with the French Group, Seita-Société Nationale D’Éxplotation Industrielle des Tabacs et Allumettes) and he became Director and Chairman of Altadis, S.A. He has also been a member of the Board of Directors of the Madrid Stock Exchange (Bolsa de Madrid), Plus Ultra Compañía de Seguros y Reaseguros, S.A. and of Iberia, S.A. In January 1997, Mr. Alierta was appointed as a Director of Telefónica and on July 26, 2000, he was appointed as our Executive Chairman. Mr. Alierta is Director of China Unicom (Hong Kong) Limited since October 15, 2008, and of International Consolidated Airlines Group (IAG) since September 2010. Also, he is Trustee of Fundación Bancaria Caja  de Ahorros y Pensión (“La Caixa”). Mr. Alierta has been a Director of Telecom Italia from November 8, 2007, to December 13, 2013. Mr. Alierta holds a Law degree from the University of Zaragoza and an MBA from Columbia University (New York) and is currently a member of the Columbia Business School Board of Overseers, and Chairman of the Social Board of the UNED (National Long Distance Spanish University).

Mr. Isidro Fainé Casas serves as Vice-Chairman of our Board of Directors. For over 40 years, Mr. Fainé has worked in several financial institutions, including amongst others: Banco Atlántico, S.A., (1964), Banco de Asunción (Paraguay) (1969), Banca Riva y García, S.A. (1973), Banca Jover, S.A. (1974), and Banco Unión, S.A. (1978). Mr. Fainé is currently Chairman of Fundación Bancaria Caja de Ahorros y Pensiones de Barcelona (“La Caixa”) of Caixa Bank, S.A., of Criteria Caixaholding, S.A., and of the Spanish Confederation of Savings Banks (CECA). He is also the Chairman of the Board of trustees of the Caixa d’ Estalvis I Pensiones de Barcelona “La Caixa” Banking Foundation; First Deputy Chairman of Abertis Infraestructuras, S.A. of Repsol YPF, S.A. of the European Savings Banks Group (ESGB) and Deputy Chairman of the World Savings Banks Institute (WSBI). Furthermore, he is a member of the Boards of Directors of Banco Portugués de Investimento, S.A. (BPI), of the Bank of East Asia and of Suez Environnement Company. He is currently the Chairman of the Spanish Confederation of Executives (CEDE), the Spanish Chapter of the Club of Rome and the Círculo Financiero. He is also a member of the Business Council for Competitiveness (CEC). Mr. Fainé holds a Doctorate degree in Economics, a Diploma in Senior Management from IESE Business School and an ISMP certificate in Business Administration from Harvard University. He is a member of the Royal Academy of Economics and Finance and of the Royal Academy of Doctorate Holders.

Mr. José María Abril Pérez serves as Vice-Chairman of our Board of Directors. From 1975 to 1982 he served as Financial Manager of Sociedad Anónima de Alimentación (SAAL). Since then, and until he joined the Banco Bilbao Vizcaya Argentaria Group (BBVA), he was Financial Manager of Sancel-Scott Ibérica, S.A. In 1985 he joined Banco Bilbao, S.A. as Managing Director of Investment Corporate Banking. From January to April 1993, he was appointed Executive Coordinator of Banco Español de Crédito, S.A. In 1998, he became General Manager of the Industrial Group of BBV. In 1999, he was appointed member of the Executive Committee of the BBV Group. He has also been a member of the Board of Directors of Repsol, S.A., Iberia, S.A., Corporación IBV, and Vice-Chairman of Bolsas y Mercados Españoles, S.A. In 2002 he became Managing Director of the Wholesale and Investment Banking Division and a member of the Executive Committee of Banco Bilbao Vizcaya Argentaria, S.A., and he is now in retirement. He holds a degree in Economics from the University of Deusto (Bilbao, Spain) and he has been professor of such University for nine years.

Mr. Julio Linares López serves as Vice-Chairman of our Board of Directors since September 2012 and had been our Chief Operating Officer from December 2007 to September 2012. He is also a member of the Advisory Committee of Telefónica Hispanoamérica and Telefónica España. In May 1970, he joined our Research and Development Center, where he held several positions until he was appointed head of our Technology Department in 1984. In April 1990, he was appointed General Manager of Telefónica Research and Development, S.A. In December 1994, he became Deputy General Manager of the Marketing and Services Development department in the commercial area and subsequently, Deputy General Manager for Corporate Marketing. In July 1997, he was appointed Chief Executive Officer of Telefónica Multimedia S.A. and Chairman of Telefónica Cable and Producciones Multitemáticas, S.A. in the Telefónica multimedia business. In May 1998 he was appointed General Manager of Strategy and Technology in Telefónica, S.A. In January 2000, he was appointed Executive Chairman of Telefónica de España, S.A., a position which he held until December 2005, when he was appointed our Managing Director for Coordination, Business Development and Synergies. Mr. Linares was a Director of Telecom Italia until December 13, 2013. He is currently member of the GSM Association Board and Executive Committee, and is Chairman of the Strategic Committee. He is a Trustee of the Mobile World Capital Barcelona Foundation, of the Telefónica Foundation and of the CEDE-Confederación Española de Directivos and Ejecutivos Foundation. He is also a member of the Association Management Board for Managerial Progress and of the Social Council of the Complutense University in Madrid. Mr. Linares holds a degree in Telecommunications Engineering from the Polytechnic University of Madrid (Universidad Politécnica de Madrid).

Mr. José María Álvarez-Pallete López serves as a Director of our Board of Directors and, since September 2012 as our Chief Operating Officer. From September 11, 2011, to September 2012, he served as Chairman of Telefónica Europe. He began his career at Arthur Young Auditors in 1987. In 1988, he joined Benito & Monjardín/Kidder, Peabody & Co., where he held various positions in the research and corporate finance departments. In 1995, he joined Compañía Valenciana de Cementos Portland, S.A. (Cemex) as head of the Investor Relations and Analysis department. In 1996 he was promoted to Chief Financial Officer of Cemex Group in Spain, and in 1998, to Chief Administration and Financial Officer of Cemex in Indonesia, headquartered in Jakarta, and he was appointed member of the Board of Cemex Asia, Ltd. In February 1999 he joined the Telefónica Group as General Manager of Finance for Telefónica International, S.A. In September of the same year he was promoted to Chief Financial Officer of Telefónica. In July 2002, he was appointed

Chairman and Chief Executive Officer of Telefónica Internacional, S.A., in July 2006 General Manager of Telefónica Latin America, and in March 2009, Chairman of Telefónica Latin America. Mr. Álvarez-Pallete holds a degree in Economics from the Complutense University in Madrid. He also studied Economics at the Université Libre de Belgique and holds an International Management Program from the Pan-American Institute of Executive Business Administration (IPADE) and a Diplome of Advanced Studies (DEA) from the department of financial economics and accounting of the Complutense University of Madrid.

Mr. José Fernando de Almansa Moreno-Barreda serves as a Director of our Board of Directors. In December 1974 he joined the Spanish Diplomatic Corps (Cuerpo Diplomático) and served from 1976 to 1992 as Secretary of the Spanish Embassy in Brussels, Cultural Counsellor of the Spanish Delegation to Mexico, Chief Director of the General Coordination Branch of Eastern Europe, Director of Atlantic Affairs in the General Directorate of Foreign Policy for Europe and Atlantic Affairs, Political Counsellor to the Spanish Permanent Representation to NATO in Brussels, Minister-Counsellor of the Spanish Embassy in the Soviet Union, General Secretary of the National Commission for the 5th Centennial of the Discovery of the Americas and Deputy General Director for Eastern Europe in the General Directorate of Foreign Policy for Europe. From 1993 to 2002, Mr. Fernando de Almansa was appointed Chief of the Royal Household by His Majesty King Juan Carlos I, and is currently personal advisor to His Majesty the King Juan Carlos I. He is also a Director of Telefónica Brasil S.A., and of Telefónica Móviles México, S.A. de C.V. and a Deputy Director of Grupo Financiero BBVA Bancomer, S.A. de C.V. and of BBVA Bancomer, S.A. He holds a law degree from the University of Deusto (Bilbao, Spain).

Ms. Eva Castillo Sanz serves as a Director of our Board of Directors. Ms. Castillo began her career at the Spanish broker Beta Capital Sociedad de Valores, S.A., where she worked for five years. After that, she worked for another five years for Goldman Sachs International in London in the International Equity Markets Department. In 1997, Ms. Castillo joined Merrill Lynch as head of Equity Markets for Spain and Portugal.  In 1999, she was promoted to Country Manager for Spain and Portugal and in 2000 she became Chief Executive Officer of Merrill Lynch Capital Markets Spain. After that, Ms. Castillo was appointed Chief Operating Officer for EMEA Equity Markets. In October 2003, she was appointed head of Global Markets & Investment Banking in Spain and Portugal, as well as president of Merrill Lynch Spain. Until December 2009, she headed Global Wealth Management business operations in Europe, the Middle East and Africa, including Merrill Lynch Bank (Suisse) and the International Trust and Wealth Structuring business. She was a member of the Merrill Lynch EMEA Executive Committee, the Global Wealth Management Executive and Operating Committees. Ms. Castillo was Chairwoman of Telefónica Europe and a member of Telefónica’s Executive Committee from September 2012 to February 2014. Currently, Ms. Castillo is the Chairperson of the Supervisory Board of Telefónica Deutschland Holding AG, member of the Board of Directors of Bankia, S.A., of Visa Europea and of the Telefónica Foundation. She is also a member of the Board of the Comillas-ICAI Foundation and member of the Board of Entreculturas Foundation. Ms. Castillo holds degrees in Business and Law (ICADE – E3) from the Universidad Pontificia de Comillas of Madrid.

Mr. Carlos Colomer Casellas serves as a Director of our Board of Directors. Mr. Colomer began his career in 1970 as Marketing Vice-Chairman of Henry Colomer, S.A. In 1980, he was appointed Chairman and General Manager of Henry Colomer, S.A. and Haugron Cientifical, S.A. In 1986, he was also appointed President of Revlon for Europe. In 1989, he became Chairman of Revlon International and in 1990, he was appointed Executive Vice-President and Chief Operating Officer of Revlon Inc. in New York. In 2000, he was appointed Chairman and Chief Executive Officer of The Colomer Group. Currently, he is Chairman of Ahorro Bursátil, S.A. SICAV, Inversiones Mobiliarias Urquiola, S.A. SICAV, Haugron Holdings S.L, MDF Family Partners and Abertis Infraestructuras S.A. Mr. Colomer has a degree in Economics from the University of Barcelona and an MBA from IESE Business School.

Mr. Peter Erskine serves as a Director of our Board of Directors. He began his career in the field of marketing in Polycell and in Colgate Palmolive. He worked for several years at the Mars Group, serving as Vice-Chairman for Europe of Mars Electronics. In 1990 he was appointed Vice-Chairman of Marketing and Sales of Unitel. From 1993 to 1998, he held a number of senior positions, including Director of British Telecom (BT) Mobile and President and Chief Executive Officer of Concert. In 1998 he became Managing Director of BT Cellnet. Subsequently, in 2001 he became Chief Executive Officer and a Director of the Board of Directors of Telefónica Europe, Plc. In 2006 he became Executive Chairman of Telefónica Europe, Plc (until December 31, 2007, after which he became a Non-Executive Director) and from July 2006 until December 2007 he served as General Manager of the business unit Telefónica Europe. In January 2009 he joined the Board of Ladbrokes Plc. as a Non-Executive Director, becoming Chairman in May 2009. Currently, he is also Chairman of the Advisory Board of Henley Management Centre, and a member of the Council of Reading University. In 1973, he received a degree in Psychology from Liverpool University.

Mr. Santiago Fernández Valbuena is Chief Strategy Officer (CSO) and Chairman of Fonditel since February 2014. He is also a member of the Board of Telefónica S.A. and Deputy Chairman of Telefônica do Brasil. He has been Chairman & CEO of Telefónica Latin America (2011-2014), Chief Finance and Strategy Officer (2010-2011) and Chief Financial and Corporate Development Officer (2002-2010). Throughout this period he was also responsible (not continuously) for Procurement, IT, HR, Internal Audit and Subsidiaries (Atento, Endemol). From 1997 to 2002 he was CEO of Fonditel, the pension fund manager for Telefónica. Since 2008 he serves as Independent Director at Ferrovial S.A. and member of its Audit Committee. Before joining Telefónica he was Managing Director at Société Générale de Valores and Head of Equities at Beta Capital in Madrid. He holds a degree in Economics from the Complutense University of Madrid, a PhD and a Master’s degree in Economics from Northeastern University in Boston. He has been a Professor of Applied Economics at Complutense University in Madrid and the Universidad de Murcia and has lectured at Instituto de Empresa (IE Business School) in Madrid.

Mr. Alfonso Ferrari Herrero serves as a Director of our Board of Directors. From 1968 to 1969 he was Assistant to the Financial Manager of Hidroeléctrica del Cantábrico, S.A. From 1969 to 1985, he worked in Banco Urquijo, S.A. holding several positions as Analyst, Manager of Industrial Investments and as a representative in several subsidiaries of Banco Urquijo, S.A. in his capacity as member of the Board of Directors. From 1985 to 1996 he was a member of the Board of Directors and Manager of the Corporate Finance of Beta Capital Sociedad de Valores, S.A., of which Mr. Ferrari was a co-founder. From 1996 until 2000 served as Chairman and Chief Operating Officer of Beta Capital, S.A. Currently, he is a Director of Telefónica del Perú, S.A.A., and a Deputy Director of Telefónica Chile, S.A. He has a doctorate in Industrial Engineering from the Industrial Engineers Technical School of the Polytechnic University of Madrid (Escuela Técnica Superior de Ingenieros Industriales de la Universidad Politécnica de Madrid) and holds an MBA from Harvard University.

Mr. Luiz Fernando Furlán serves as a Director of our Board of Directors. He is currently Chairman of the Board of Directors of Amazonas Sustainability Foundation and member of Global Ocean Commission. He is also a member of the Board of Directors of Telefónica Brasil, S.A., BRF-Brasil Foods, S.A. (BRAZIL), AGCO Corporation (USA), and a member of the Advisory/Consultive Board of Abertis Infraestructuras, S.A. (Spain).  Throughout his career he has been a member of the board of directors of several companies in Brazil and abroad such as Chairman of Sadia, S.A., Co-Chairman of BRF-Brasil Foods, S.A., member of the Board of Redecard, S.A., and member of the Advisory/ Consultive Board of Panasonic (Japan) and Wal-Mart (USA). From 2003 to 2007 he was Minister of Development, Industry and Foreign Trade of Brazil. He holds a degree in Chemical Engineering from the Industrial Engineering Faculty of São Paulo and in Business Administration from University of Santana (São Paulo), with specialization in financial administration from Fundação Getúlio Vargas (São Paulo).

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

Mr. Pablo Isla Álvarez de Tejera serves as a Director of our Board of Directors. Mr. Isla began his career in 1989 as a State’s Attorney (abogado del estado), holding the first position of his class. He joined the Body of State’s  Attorneys that year and was assigned to the Spanish Ministry of Transportation, Tourism and Communications. In 1991 he moved to the General Management of the Legal Services of the Spanish Government (Dirección General del Servicio Jurídico del Estado). From 1992 to 1996, Mr. Isla served as General Manager of the Legal Services Department of Banco Popular, S.A. In 1996, he was appointed General Manager of the National Heritage Department of the Treasury Department of Spain (Ministerio de Economía y Hacienda). He also served as General Secretary of Banco Popular Español, S.A. from 1998 to 2000. In July 2000, Mr. Isla was appointed Chairman of the board of Grupo Altadis and Co-Chairman of such company. In June 2005, Mr. Isla was appointed the Deputy Chairman and Chief Executive Officer of Inditex, S.A. Since 2011, Mr. Isla has been the Chairman of Inditex, S.A. Mr. Isla has a degree in Law from the Complutense University of Madrid.

Mr. Antonio Massanell Lavilla serves as a Director of our Board of Directors. In 1971 he joined the Caja de Ahorros y Pensiones de Barcelona (“La Caixa”), where he held several posts and in 1990, he was appointed Assistant Manager and Secretary of the Steering Committee, and from 1999 to June 2011 he served as Executive General Assistant Manager. In the same year, he was appointed member of the board of Directors of Sociedad Española de Medios de Pago, S.A. From 1992 to 1994, Mr. Massanell served as Chairman of the Steering Committee of Sistema 6000 de la Confederación Española de Cajas de Ahorros, and Director of Visa Spain (1995-1998), Director of Autema (1991-2003), Director of Inmobiliaria Colonial (1992-2003), Director of Baqueira Beret (1998-2006), Director of Occidental Hotels Management, B.V. (2003-2007), Chairman of Port Aventura Entertainment, S.A. (2009-2012), Director of e-la Caixa, S.A. Director of Caixa Capital Risc, S.G.E.C.R, S.A. and Director of Serveis Informátics “La Caixa”, S.A. Mr. Massanell is Deputy Chairman of Caixa Bank since June 2014. He is also the Chairman of Barcelona Digital Centre Tecnológic (former Fundación Barcelona Digital) and Non-Executive Chairman of Cecabank. He is also a member of the Boards of Directors of Banco Portugués de Investimento, S.A. (BPI), Boursorama, S.A., SAREB (Sociedad de Gestión de Activos Inmobiliarios procedentes de la Reestructuración Bancaria), and Mediterránea Beach & Golf Community, S.A. Mr. Antonio Massanell Lavilla holds a degree in Economics from the University of Barcelona.

Mr. Ignacio Moreno Martínez serves as a Director on our Board of Directors. Previous posts include head of Corporate Banking and Private Equity at Banco de Vizcaya, Banco Santander de Negocios, and Mercapital. He also served as Deputy General Manager of Corporate and Institutional Banking at Corporación Bancaria de España, S.A. – Argentaria, Chief Executive Officer of Desarrollo Urbanístico Chamartín, S.A., and Chairman of Argentaria Bolsa, Sociedad de Valores. In addition, he also served as General Manager of the Chairman’s Office at Banco Bilbao Vizcaya Argentaria, S.A., Chairman Executive Officer of Vista Capital Expansión, S.A., SGECR – Private Equity and Chairman Executive Officer of N+1 Private Equity. Mr. Moreno is currently Chief Executive Officer of N+1 Private Equity and Non-Executive Chairman of Metrovacesa, S.A. Mr. Moreno holds a degree in Economics and Business Studies from the University of Bilbao, and a Master’s degree in Marketing and Sales Management from the Instituto de Empresa and an MBA from INSEAD.

Mr. Francisco Javier De Paz Mancho serves as a Director of our Board of Directors. From 1990 to 1993, he was general secretary of the Spanish Consumers Association (Unión de Consumidores de España, UCE). From 1993 to 1996, he served as General Manager of Internal Trade of the Spanish Ministry of Tourism and Commerce. From 1994 to 1996, he was Chairman of the Observatory of Trading of the Spanish Ministry of Tourism and Commerce (Observatorio de la Distribución Comercial del Ministerio de Comercio y Turismo); from 1996 to 2004, he was Corporate Strategy Manager of the Panrico Donuts Group. From 1998 to 2004, he served as Director of Mutua de Accidentes de Zaragoza (MAZ) and of the Panrico Group. From 2004 to 2006, he was Director of Tunel de Cadí, S.A.C. and from 2003 to 2004, he served as Chairman of the Patronal Pan y Bollería Marca (COE). From 2004 to 2007, he was Chairman of the National Company MERCASA. He has also been a member of the Board of Directors of Altadis, S.A., and of the Economic and Social Board and its permanent commission. From July 2006, he has been a member of the Executive Committee of the Chambers Board (Consejo Superior de Cámaras). Currently, he is director of Telefónica de Argentina, S.A. and Telefónica Brasil, S.A. He is also Chairman of Telefónica Gestión de Servicios Compartidos España, S.A.U. Mr. de Paz has a diploma in Publicity and Information and undertook studies in Law. He completed a Programa de Alta Dirección de Empresas from the IESE Business School (Instituto de Estudios Superiores de la Empresa, University of Navarra).

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

Executive Officers/Management Team

At February 27, 2015, our executive management team consisted of the following individuals:

Name	Position	Appointed	Age
Mr. César Alierta Izuel	Chairman of the Board of Directors and Chief Executive Officer	2000	69
Mr. José María Álvarez -Pallete López	Chief Operating Officer	2012	51
Mr. Santiago Fernández Valbuena	Chief Strategy Officer	2011	56
Mr. Guillermo Ansaldo Lutz	Chief Global Resources Officer	2011	53
Mr. Ramiro Sánchez de Lerín Garcia-Ovies	General Legal Secretary and Secretary to the Board	2005	60
Mr. Angel Vilá Boix	Chief Financial and Corporate Development Officer	2011	50
Mr. Eduardo Navarro de Carvalho	Chief Commercial Digital Officer	2012	52
Mr. Ignacio Cuesta	General Manager of Internal Audit	2012	52

Biographies of the Executive Officers and Senior Management

We present below the biographies of our executive officers and senior management who do not also serve on our Board of Directors.

Mr. Guillermo Ansaldo Lutz serves as Chief Global Resources Officer (CGRO) of Telefónica Global Resources operating unit since September 2011, he is also member of the Executive Committee of Telefónica. From 1989 to 2000 he worked for McKinsey & Company holding different positions in Spain and Argentina. In 1995, he was appointed partner of McKinsey & Company in Argentina. From 2000 to 2004 he was the Chief Executive Officer of Telefónica de Argentina, S.A. and since April 2005, he held the position of Chief Executive Officer of Telefónica de España, S.A. From December 2007 to September 2011 he was Chairman and Chief Executive Officer of Telefónica de España. He holds a degree in Industrial Engineering from the Universidad de Buenos Aires and an MBA from The Amos Tuck School of Business Administration, Dartmouth College.

Mr. Ramiro Sánchez de Lerín García-Ovies serves as our General Secretary and Secretary to our Board of Directors. He is also a member of the Executive Committee. He began his career in Arthur Andersen, first working for its audit department and later for its tax department. In 1982, he became a State’s Attorney (abogado del estado) and started working for the local tax authorities in Madrid (Delegación de Hacienda de Madrid). Afterwards he was assigned to the State Secretariat for the European Communities and later to the Foreign Affairs Ministry. He has been General Secretary and Secretary of the board of Elosúa, S.A., Tabacalera, S.A., Altadis, S.A. and Xfera Móviles, S.A. He has also held teaching positions in Instituto Católico de Administración y Dirección de Empresas (ICADE), Instituto de Empresa and Escuela de Hacienda Pública.

Mr. Vilá is Chief Financial and Corporate Development Officer (CF&CDO) and member of the Executive Committee of the Telefónica Group. He joined Telefónica in 1997 as Group Controller, moving on to become CFO of Telefónica Latinoamérica. In 2000 he was appointed Group Head of Corporate Development, in charge of corporate M&A transactions. Mr. Vilá is currently Vice Chairman of the Board of Directors of Telco SpA (Italy), and Board member of Telefónica Germany. He previously served on the Boards of BBVA, Endemol, Digital Plus, Atento, Telefónica Contenidos, Telefónica Czech Republic, CTC Chile, Indra SSI, Terra Lycos and the Advisory panel of Macquarie MEIF funds. He is a Patron in the Telefónica Foundation. Prior to joining Telefónica, he held positions at Citigroup, McKinsey&Co, Ferrovial and Planeta. Mr. Vilá graduated in Industrial Engineering from Universitat Politècnica de Catalunya and holds an MBA from Columbia University (New York).

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

B. Compensation

Please see Note 21(f) and Appendix II to our Consolidated Financial Statements for information on the compensation paid to members of our Board of Directors and Executive Officers/Senior Management Team during the year 2014.

Incentive Plans

Please see Note 19 to our Consolidated Financial Statements.

C. Board Practices

Please see “—Directors and Senior Management” above.

D. Employees

Please see “ Headcount” in Note 18  to our Consolidated Financial Statements.

E. Share Ownership

At February 27, 2015, the following members of our Board of Directors beneficially owned directly or indirectly an aggregate of 7,447,503 shares, representing approximately 0.160% of our capital stock.

Name or corporate name of director	Number of direct voting rights	Number of indirect voting rights	% of total voting rights
Mr. César Alierta Izuel	4,545,928	-	0.098
Mr. Isidro Fainé Casas	523,414	-	0.011
Mr. José María Abril Pérez	97,288	111,481	0.004
Mr. Julio Linares López	430,923	1,941	0.009
Mr. José María Álvarez-Pallete López	335,260	-	0.007
Mr. Alfonso Ferrari Herrero	603,105	20,057	0.013
Mr. Antonio Massanell Lavilla	2,413	-	0.000
Mr. Carlos Colomer Casellas	49,360	63,190	0.002
Mr. Francisco Javier de Paz Mancho	57,024	-	0.001
Mr. Gonzalo Hinojosa Fernández de Angulo	47,725	197,474	0.005
Mr. Ignacio Moreno Martínez	13,076	-	0.000
Mr. José Fernando de Almansa Moreno-Barreda	19,562	-	0.000
Mr. Luiz Fernando Furlán	35,031	-	0.001
Ms. Eva Castillo Sanz	99,863	-	0.002
Mr. Pablo Isla Álvarez de Tejera	9,067	-	0.000
Mr. Peter Erskine	73,111	-	0.002
Mr. Santiago Fernández Valbuena	111,210	-	0.002
Mr. Chang Xiaobing	-	-	0.000

At February 27, 2015, members of our executive management team (excluding members of our Board of Directors listed above) beneficially owned an aggregate of 720,009 of our shares, representing approximately 0.02 % of our capital stock.

None of our directors or executive officers beneficially owned shares representing one percent or more of our share capital at February 27, 2015.

None of our directors and executive officers held options in respect of shares representing one percent or more of our share capital at February 27, 2015.

Please see “Share-based payment plans” in Note 19 to our Consolidated Financial Statements.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

General

At February 27, 2015, we had 4,657,204,330 shares outstanding, each having a nominal value of 1.00 euro per share. All outstanding shares have the same rights.

At February 27, 2015, according to information provided to us or to the Spanish National Securities Commission (Comisión Nacional de Mercado de Valores or the “CNMV”), beneficial owners of 3% or more of our voting stock were as follows:

Name of Beneficial Owner	Number of Shares		Percent
	Direct	Indirect
Banco Bilbao Vizcaya Argentaria, S.A.(1)	291,194,876	13,132	6.25%
Fundación Bancaria Caixa d Estalvis i Pensions de Barcelona (“La Caixa”)(2)	-	244,647,885	5.25%
Blackrock, Inc.(3)	-	177,257,649	3.81%
(1)
Based on the information provided by Banco Bilbao Vizcaya Argentaria, S.A. as at December 31, 2014 for the 2014 Annual Report on Corporate Governance. The indirect shareholding is held by BBVA Seguros, S.A. de Seguros y Reaseguros.

(2)
Based on information provided by Fundación Bancaria Caja de Ahorros y Pensiones de Barcelona, “la Caixa” as at December 31, 2014 for the 2014 Annual Report on Corporate Governance. The indirect shareholding is held by Caixabank, S.A. which owns 244,604,533 shares and by VIDACAIXA, S.A. de Seguros y Reaseguros which owns 43,352 shares.

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

B. Related Party Transactions

During 2014 and through the date of this Annual Report, none of our directors nor any member of our management team has been involved in any related party transactions with us.

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

Related Party Transactions with Significant Shareholders

Two of our major shareholders are financial institutions (see “—Major Shareholders—General” above). We have entered into related party transactions with both companies within our ordinary course of business, and always on arm’s length terms. During 2014, the executed transactions were generally loans, capital markets or derivative transactions provided to us by these financial institutions and agreements for us to provide telecommunications and broadband services to such institutions.

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

At December 31, 2014, as recorded in our parent company accounts, we loaned a total of 7,433 million euros (9,806 million euros at December 31, 2013) to companies of the Telefónica Group while companies of the Telefónica Group and their associates loaned us a total of 51,680 million euros (49,895 million euros at December 31, 2013), of which 8,437 million euros (6,875 million euros at December 31, 2013) was loaned to us by Telefónica Europe, B.V. and 37,157 million euros (35,930 million euros at December 31, 2013) was loaned to us by Telefónica Emisiones S.A.U., our financing subsidiaries devoted to raising funds in the capital markets, 1,912 million euros (3,635 million euros at December 31, 2013) was loaned to us by Telefónica Finanzas, S.A.U., our subsidiary in charge of financial support for Telefónica Group companies and 3,913 million euros (3,455 million euros at December 31, 2013) was loaned by us to Telfisa Global, B.V., our financing subsidiary charged with centralizing and managing the cash pooling of our subsidiaries in Latin America, Europe and the United States.

With respect to the balances with associated companies, the line item “Non-current financial assets” on the consolidated statement of financial position at December 31, 2014, includes “Loans to Associates”  amounting to 16 million euros (1,281 million euros at December 31, 2013).

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

We highlight the following unresolved legal proceedings or those underway in 2014 (see Note 17 to our Consolidated Financial Statements for details of tax-related cases):

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

In October 2011, Quam filed a constitutional complaint before the German Federal Constitutional Court (Karlsruhe), which is still pending resolution.

Appeal against the European Commission ruling of July 4, 2007 against Telefónica de España’s broadband pricing policy

On July 9, 2007, Telefónica was notified of the decision issued by the European Commission (the "EC") imposing on Telefónica, S.A. and Telefónica de España, S.A.U. ("Telefónica de España") a fine of approximately 152 million euros for breach of the former Article 82 of the Treaty Establishing the European Community for not charging equitable prices to whole and retail broadband access services. The court ruled in favor of the EC accusing Telefónica of applying a margin squeeze between the prices it charged competitors to provide regional and national wholesale broadband services and its retail broadband prices using ADSL technology between September 2001 and December 2006.

On September 10, 2007, Telefónica and Telefónica de España filed an appeal to overturn the decision before the General Court of the European Union. The Kingdom of Spain, as an interested party, also lodged an appeal to overturn the decision. Meanwhile, France Telecom and the Spanish Association of Bank Users (AUSBANC) filed requests to intervene, which the General Court admitted.

In October 2007, Telefónica, S.A. provided a guarantee for an indefinite period of time to secure payment of the principal and interest of the fine.

A hearing was held on May 23, 2011, at which Telefónica presented its case. On March 29, 2012, the General Court rejected the appeal by Telefónica and Telefónica de España, confirming the sanction imposed by the EC. On June 13, 2012, an appeal against this ruling was lodged before the European Union Court of Justice.

On September 26, 2013, the Attorney General presented its conclusions to the court which alluded to a possible breach of the principle of non-discrimination with respect to the sanction and a defective application of the principle of full jurisdiction by the General Court, requesting to return the lawsuit to the instance.

On July 10, 2014 the European Union Court of Justice dismissed the appeal, maintaining the fine imposed for abuse of dominant position (margin squeeze) on wholesale prices charged by Telefónica and Telefónica de España for broadband access in Spain. This ended the appeal process.

The fine was satisfied by Telefónica de España, as indicated in Note 15 to our Consolidated Financial Statements.

Appeal against the decision by Agencia Nacional de Telecomunicações (ANATEL) regarding the inclusion of interconnection and network usage revenues in the Fundo de Universalização de Serviços de Telecomunicações

Vivo Group operators, together with other cellular operators, appealed ANATEL's decision of December 16, 2005, to include interconnection and network usage revenues and expenses in the calculation of the amounts payable into the Fund for Universal Access to Telecommunications Services (“FUST”) – a fund which pays for the obligations to provide universal service -with retroactive application from 2000. On March 13, 2006, the Brasilia Regional Federal Court granted a precautionary measure which stopped the application of ANATEL's decision. On March 6, 2007, a ruling in favor of the wireless operators was issued, stating that it was not appropriate to include the revenues received by transfer from other operators in the taxable income for the FUST's calculation and rejecting the retroactive application of ANATEL's decision. ANATEL filed an appeal to overturn this decision with Brasilia Regional Federal Court no. 1. This appeal is pending resolution.

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

Public civil procedure by the São Paulo government against Telefónica Brasil for alleged reiterated malfunctioning in services provided by Telefónica Brasil and request of compensation for damages to the customers affected

This proceeding was filed by the Public Ministry of the State of São Paulo for alleged reiterated malfunctioning in the services provided by Telefónica Brasil, seeking compensation for damages to the customers affected. A general claim was filed by the Public Ministry of the State of São Paulo, for 1 billion Brazilian reais (approximately 370 million euros), calculated on the company's revenue base over the last five years.

In April 2010, a ruling against the Telefónica Group was issued in first instance. The full impact of this proceeding will not be known until there is a final ruling, and the total amount of persons affected by and party to the proceeding is known. At that moment, the amount of the indemnity will be established, ranging between 1 billion and 60 million reais (approximately, between 370 and 22 million euros), depending on the number of parties. On May 5, 2010, Telefónica Brasil filed an appeal before the São Paulo Court of Justice, suspending the effect of the ruling. No further action has been taken since then.

Appeal against the Decision of the European Commission dated January 23, 2013 to sanction Telefónica for the infringement of Article 101 of the Treaty on the functioning of the European Union.

On January 19, 2011, the EC initiated formal proceedings to investigate whether Telefónica, S.A. and Portugal Telecom SGPS, S.A. ("Portugal Telecom") had infringed European Union anti-trust laws with respect to a clause contained in the sale and purchase agreement of Portugal Telecom's ownership interest in Brasilcel, N.V., a joint venture in which both were venturers and which was the owner of the Brazilian company Vivo.

On January 23, 2013, the EC passed a ruling on the formal proceedings. The ruling imposed a fine on Telefónica of 67 million euros, as the EC ruled that Telefónica and Portugal Telecom committed an infraction of Article 101 of the Treaty on the Functioning of the European Union (“TFUE”) for having entered into the agreement set forth in Clause Nine of the sale and purchase agreement referred to above.

On April 9, 2013, Telefónica filed an appeal for annulment of this ruling with the European Union General Court. On August 6, 2013, the General Court notified Telefónica of the response issued by the EC, in which the EC reaffirmed the main arguments of its ruling and, specially, that Clause Nine includes a competition restriction. On September 30, 2013, Telefónica filed its reply. On December 18, 2013, the European Commission filed its appeal.

Judicial appeals against the decisions by the Conselho Administrativo de Defesa Econômica (CADE) regarding the acquisition by Telefónica, S.A. of stakes in Portugal Telecom and Telco

On December 4, 2013, the Brazilian Antitrust Regulator, CADE announced, the two following decisions:

1.
To approve, with the restrictions mentioned below, the acquisition by Telefónica of the entire participation held by Portugal Telecom, SGPS S.A. and PT Móveis - Serviços de Telecomunicações, SGPS, S.A., (the "PT Companies") in Brasilcel, N.V., which controlled the Brazilian mobile company, Vivo Participações, S.A.  ("Vivo"):

(a)
The entry of a new shareholder in Vivo, sharing the control of Vivo with Telefónica in conditions identical to those that were applicable to the PT Companies when they had a participation in Brasilcel N.V., or

(b)	That Telefónica ceases to have any direct or indirect financial interest in TIM Participações S.A.

2.
To impose on Telefónica a fine of 15 million Brazilian Reals, for having allegedly breached the spirit and the goal of the agreement signed between Telefónica and CADE (as a condition to the approval of Telefónica's original acquisition of an interest in Telecom Italia, S.p.A. in 2007), due to the subscription of non-voting shares of Telco in recent capital increases. This decision also requires Telefónica to divest such non-voting shares of Telco.

The fine imposed by CADE on Telefónica relates to the agreement reached on September 24, 2013, between Telefónica and the other shareholders of Telco (which holds 22.4% of the voting share capital of Telecom Italia, S.p.A.) whereby Telefónica subscribed and paid out a share capital increase in Telco, through a cash contribution of 324 million euros, in exchange for non-voting shares in Telco. As a result of this capital increase, the interest held by Telefónica in the voting share capital of Telco remained unchanged (46.18%), although its interest in the total share capital of Telco stands at 66%.

On July 9, 2014, Telefónica filed a judicial appeal against both decisions, requesting they be overturned citing numerous procedural improprieties (the rulings were issued before Telefónica presented its allegations) and a clear lack of legal grounds. At the same time, it requested the decisions be rendered null as CADE has not provided any proof that Telefónica's actions undermine competition or infringe on applicable legislation. In this respect, the decision regarding the acquisition by Telefónica of PT Companies' indirect stake in Vivo Participações, S.A. was issued three years after the deal was approved by the Brazilian telecommunications regulator (“ANATEL”). The transaction was completed - prior approval by the CADE was not required at the time - immediately after ANATEL's approval on September 27, 2010.

Tax proceedings

In December 2012, the National Court of Justice of Spain issued a ruling on the tax inspection for the years 2001 to 2004 partially in favor of the Company, accepting the tax losses incurred by the Group in relation to the transfer of certain interests in TeleSudeste, Telefónica Móviles México and Lycos as tax deductible and rejecting the other allegations of the Company. The Company filed an appeal with respect to the other allegations to the Supreme Court on December 28, 2012, not affecting the 2014 Consolidated Financial Statements.

Also in 2012, in Spain the tax inspections for all taxes for the years 2005 to 2007 were completed, with the Company signing consent forms for an income tax payment of 135 million euros that was paid and non-consent form for the items which the Company contests. The tax assessment for which a non-consent form was signed did not require payment of any tax because it only proposed a reduction in unused tax loss carryforwards. An appeal was filed with the Large Taxpayers Central Office of the Spanish State Tax Agency requesting this tax assessment be reversed, although no decision on the appeal has been issued as of the date of preparation of this Annual Report.

In July 2013, new inspections of various companies in the 24/90 Tax Group, of which Telefónica, S.A. is the parent were initiated. The taxes and periods subject to review are corporate income tax for the years 2008 to 2011, VAT, tax withholdings and payments on account in respect of personal income tax, tax on investment income, property tax and non-resident income tax for the second half of 2009 and the years 2010 and 2011. It is not expected that these inspections in progress will result in the need to recognize any additional liabilities in the Telefónica Group's consolidated financial statements.

Meanwhile, Telefónica Brasil has a number of appeals ongoing regarding the ICMS (a tax similar to VAT, levied on telecommunications services). There is a dispute with the Brazilian tax authorities over which services should be subject to settlement of this tax. In 2014 the tax authorities embarked upon a new round of inspections in this regard.

To date the most significant issues have focused on the requirement to collect the ICMS on penalties charged to customers for non-compliance, Internet advertising services, and complementary or additional services to the basic telecommunications services such as value-added services and modem rental.

All related procedures are being contested in all instances (administrative and court proceedings). The aggregate amount of these assessments, updated to take into account interest, fines and other items, is approximately 9,700 million reais (3,010 million euros). No provisions have been set aside for these matters, as the risk of them giving rise to liabilities is not probable. Telefónica Brasil has obtained independent expert reports supporting its position, i.e. that the aforesaid services are not subject to the ICMS.

Regarding the Group’s main tax litigation in Peru, on March 20, 2013, notification was received of a first instance court decision upholding Telefónica Peru’s arguments in three of the five objections filed by the authorities and appealed against in higher courts regarding corporate income tax in 2000/2001, which accounted for more than 75% of the total litigation amount (the objections related respectively to the provision for insolvency, interest on borrowing and leases of space for public telephones). The company also obtained a precautionary measure in this regard amounting to 1,413 million Peruvian soles (391 million euros). Court proceedings are also ongoing concerning the possible offsetting of recoverable balances in 1998 and 1999, and the interest and penalties to be applied. Both the tax authorities and the company have appealed against the decision in the court of second instance.

In parallel to the aforementioned court proceedings, the tax authorities proceeded to collect tax dues relating to the corporate income tax for the years 2000-2001 and payments on account of the corporate income tax in respect of the year 2000, considering the recoverable balances for 1998 and 1999. There were successive reductions to the sums claimed in the two cases following appeals submitted by Telefónica del Peru against the settlements and the precautionary measure commented above, up until the company finally paid out 286 million Peruvian soles (80 million euros) in 2012 and 2013 pending the related rulings, whereby the estimated claim amount would be 1,581 million Peruvian soles (437 million euros) if the outcome was unfavorable. No further action was taken in connection with these administrative procedures in 2014, and therefore they are still pending with the Tax Court (administrative phase). An appeal may be submitted against an adverse outcome, and an application may be made for a suspension injunction.

In connection with these proceedings in Peru, the Group and its legal advisors consider they may have legal arguments to bring about a probable ruling with no significant effect on the Group's financial statements.

The years open for review by the tax inspection authorities for the main applicable taxes vary from one consolidated company to another, based on each country’s tax legislation, taking into account their respective statute-of-limitations periods. In Spain, following the tax audit completed in 2012, the  corporation tax from 2008 onwards and all other applicable taxes from 2009 onwards are open to inspection with respect to the main companies of the Spanish tax group.

In the other countries in which the Telefónica Group has a significant presence, the years open for inspection by the relevant authorities are generally as follows:

•	The last ten years in Germany;

•	The last seven years in United Kingdom and Argentina;

•	The last five years in Brazil, Mexico, Uruguay, Colombia and the Netherlands;

•	The last four years in Venezuela, Peru, Guatemala and Costa Rica; and

•	The last three years in Chile, Ecuador, Nicaragua, El Salvador, the United States and Panama.

The tax inspection of the open years is not expected to give rise to additional material liabilities for the Group.

For more information on legal proceedings related to tax matters, see Note 17 to our Consolidated Financial Statements.

Dividend information and shareholders’ return

Dividend background

The table below sets forth the annual dividends declared per share and the year to which such dividends correspond. Generally, the dividend for a given year is paid in two tranches, one in the second-half of the relevant year and the other during the first half of the following year.

Year ended December 31,	Dividends per share (euro)
2014 (1)	0.75
2013 (2)	0.75
2012 (3)	−
2011 (4)	1.60
2010	1.40
2009	1.15
(1)
Company’s shareholder remuneration in 2014 consists of paying a dividend of 0.75 euros per share. A scrip dividend of up to 0.35 euros was paid in November 2014, consisting of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, and a subsequent capital increase by means of the issue of new shares to fulfill said allotments. The second tranche of the dividend of 0.40 euros per share will be paid in cash in the second quarter of 2015.

(2)	A cash dividend of 0.35 euros per share was paid on November 6, 2013, charged against unrestricted reserves. A cash dividend of 0.40 euros per share from 2014 net income was paid on May 7, 2014.

(3)	As of July 25, 2012, the Board of Directors cancelled the dividend and share buyback program corresponding to 2012 (including November 2012 and May 2013 cash and scrip payments, respectively).

(4)
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

Item 9. The Offering and Listing

A. Offer and Listing Details

General

Our ordinary shares, nominal value 1.00 euro each, are currently listed on each of the Madrid, Barcelona, Bilbao and Valencia stock exchanges and are quoted through the Automated Quotation System under the symbol “TEF.” They are also listed on the London and Buenos Aires stock exchanges. Our ADSs are listed on the New York Stock Exchange and the Lima Stock Exchange.

The table below sets forth, for the periods indicated, the reported high and low quoted closing prices, as adjusted for all stock splits, for our shares on the Madrid Stock Exchange, which is the principal Spanish market for our shares, and our ADSs on the New York Stock Exchange:

	Per Share		Per ADS
	(in euro)		(in dollars)(1)
	High	Low	High	Low
Year ended December 31, 2010	19.820	14.875	28.55	17.81
Year ended December 31, 2011	18.655	12.690	27.08	16.61
Year ended December 31, 2012	13.710	8.630	17.76	10.25
Year ended December 31, 2013	13.105	9.492	18.02	12.43
Year ended December 31, 2014	13.370	10.865	17.40	13.99
Quarter ended March 31, 2013	11.500	9.492	14.96	12.43
Quarter ended June 30, 2013	11.350	9.613	14.86	12.60
Quarter ended September 30, 2013	11.545	9.718	15.59	12.60
Quarter ended December 31, 2013	13.105	11.265	18.02	15.45
Quarter ended March 31, 2014	12.515	10.865	16.90	14.96
Quarter ended June 30, 2014	12.850	11.480	17.40	15.79
Quarter ended September 30, 2014	12.705	11.590	17.28	15.34
Quarter ended December 31, 2014	13.370	10.965	16.39	13.99
Month ended August 31, 2014	12.135	11.590	16.15	15.39
Month ended September 30, 2014	12.390	11.910	16.02	15.34
Month ended October 31, 2014	12.200	10.965	15.30	13.99
Month ended November 30, 2014	12.880	11.810	16.00	14.70
Month ended December 31, 2014	13.370	11.875	16.39	14.21
Month ended January 31, 2015	13.380	11.355	15.19	13.45
Month ended February 28, 2015 (through 25, 2015)	13.800	12.950	15.64	14.61
Source: Madrid Stock Exchange Information and Bloomberg.
(1)           Until January 21, 2011, each ADS represented the right to receive three ordinary shares. As of January 21, 2011, the ADS-to-ordinary share ratio was changed, so that each ADS now represents the right to receive one ordinary share. The closing prices prior to January 21, 2011 reflect the adjustment for the ratio change.

On February 25, 2015, the closing price of our shares on the Automated Quotation System of the Spanish Stock Exchanges was 13.80 euro per share, equal to 15.69 dollars at the Noon Buying Rate on February 20, 2015 for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York on that date.

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

At December 31, 2014, 169,855,242 of our shares were held in the form of ADSs by 762 holders of record, including Cede & Co., the nominee of Depository Trust Company (“DTC”). The number of ADSs outstanding was 184,990,503 at December 31, 2013.

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

On March 11, 2005, Royal Decree Law 5/2005 was approved, modifying the LMV in order to implement the Directive 2003/71/EC of the European Parliament and of the Council on the prospectus to be published when securities are offered to the public or admitted to trading. The Directive: (i) harmonizes the requirements for the process of approval of the prospectuses in order to grant to the issuer a single passport for such document, valid throughout the European Union; (ii) incorporates the application of the country of origin principle by which the prospectus will be approved by the Member States of the European

Union where the issuer has its registered office but it also introduces the possibility that in certain circumstances, such as issues with high minimum denominations (1,000 euros or more), the issuer may designate the relevant European Union competent authority for prospectus approval.

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

In relation to public tender offers, Law 6/2007 (i) establishes the cases in which a company must launch a takeover bid over the whole share capital of the relevant company; (ii) establishes that takeover bids shall be launched once a specific stake on the share capital of the company has been reached; (iii) adds new obligations for the board of directors of the target companies of the takeover bid in terms of defensive measures against the takeover bid; and (iv) regulates the squeeze-out and sell-out procedure when a 90% of the share capital is held following a takeover bid. Royal Decree 1066/2007 completes the regulation currently in place for takeover bids in Spain.

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

On July 4, 2009, Law 3/2009, regarding structural modifications on Spanish Corporations (Ley 3/2009, de 3 de abril, sobre modificaciones estructurales de las sociedades mercantiles) came into force, modifying the maximum threshold established in the Spanish Corporation Act (Ley de Sociedades de Capital para la mejora del gobierno corporativo) as to the number of treasury shares held by listed companies and their subsidiaries from 5% up to 10% of their total capital outstanding.

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

On March 20, 2013, ECC/461/2013 regulation was approved. This regulation establishes the content and structure of the annual report on corporate governance, the annual compensation report and other information mechanisms for public listed companies, the savings bank and other entities that issue securities admitted to trading on regulated securities markets. The aforementioned regulation was amended by Order ECC/2515/2013, of December 26, which develops article 86.2 of the LMV.

On June 12, 2013 Circular 5/2013 of the National Securities Market Commission (CNMV), was approved. This regulation establishes the templates of the annual report on corporate governance for public listed companies, savings banks and other entities that issue securities admitted to trading on regulated markets. This regulation is applicable to annual reports on corporate governance to be submitted from January 1, 2014 onwards.

On June 12, 2013, Circular 4/2013 of the CNMV was approved. This regulation establishes the templates of the annual report on director´s compensation for public listed companies and members of the board of directors and the supervisory board of savings banks that issue securities admitted to trading on regulated securities markets. This regulation is applicable to the compensation report for the year 2013 onwards and will be put to a vote by the next ordinary general shareholders’ meeting on a consultative basis and as a separate item on the agenda.

On December 3, 2014, Law 31/2014, amending the Spanish Corporation Act was enacted. The new law introduces changes in matters related to general shareholders’ meetings, and shareholders rights. It also, modifies the legal status of members of the Board of Directors, including their compensation, practices and composition, and sets forth new rules on the composition of Board Committees. Law 31/2014 entered into force on December 24, 2014, although certain specific provisions affecting listed companies will not be effective until after the first general shareholders’ meeting held by such companies in 2015, in which companies will have to amend their bylaws to bring them in line with the new provisions of Law 31/2014.

Securities Trading in Spain

The Spanish securities market for equity securities consists of four stock exchanges located in Madrid, Bilbao, Barcelona and Valencia and the Automated Quotation System, or Mercado Continuo.  During 2009, the Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish Stock Exchanges.

Automated Quotation System

The Automated Quotation System links the Spanish Stock Exchanges, providing those securities listed on it with a uniform continuous market that eliminates certain of the differences among the local exchanges.  The principal features of the system are the computerized matching of buy and sell orders at the time of entry of the order.  Each order is executed as soon as a matching order is entered, but can be modified or canceled until executed.  The activity of the market can be continuously monitored by investors and brokers.  The Automated Quotation System is operated and regulated by Sociedad de Bolsas, S.A., a corporation owned by the companies that manage the local exchanges.  All trades on the Automated Quotation System must be placed through a brokerage firm, an official stock broker or a dealer firm that is a member of a Spanish Stock Exchange.  Beginning January 1, 2000, Spanish banks were allowed to become members of the Spanish Stock Exchanges and, therefore, can trade through the Automated Quotation System.

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

Description of Our Capital Stock

Description of share capital

At February 27, 2015, our issued share capital consisted of 4,657,204,330 ordinary registered shares with a nominal value of 1.00 euro each.

Our shareholders have delegated to the Board of Directors the authority to issue up to 2,281,998,242 new shares (equal to half of Telefónica’s share capital on May 18, 2011, the date of the authorization). The Board of Directors is authorized to exclude preemptive rights, in whole or in part, pursuant to the applicable provisions of the Spanish Corporation Act. The Board’s authorization to issue new shares expires on May 18, 2016.

Meetings and voting rights

We hold our ordinary general shareholders’ meeting during the first six months of each fiscal year on a date fixed by the Board of Directors. Extraordinary general shareholders’ meetings may be called, from time to time, at the discretion of our Board of Directors or upon the request of shareholders representing 3% of our paid-in share capital. The minimum percentage required to exercise this right was recently lowered from 5% to 3% by Law 31/2014.

We publish notices of all ordinary and extraordinary general shareholders’ meetings in the Official Gazette of the Commercial Registry or in one of the more widely circulated newspapers, on the website of the Spanish Securities and Exchange Commission (Comisión Nacional del Mercado de Valores (the “CNMV”)), and on our web site in due time pursuant to the Spanish Corporation Act, being on a general basis at least one month before the relevant meeting. Furthermore, the Board of Directors may publish notices in other media, if deemed appropriate to ensure the public and effective dissemination of the notice meeting.

Each share of Telefónica, S.A. entitles the holder to one vote. However, only registered holders of shares representing a nominal value of at least 300 euros (which currently equals at least 300 shares) are entitled to attend a general shareholders’ meeting. Holders of shares representing a nominal value of less than 300 euros (less than 300 shares), may aggregate their shares and jointly appoint a proxy-holder (which needs not be a shareholder) to attend a general shareholders’ meeting or delegate his or her voting rights by proxy to a shareholder who has the right to attend the shareholders’ meeting.

However, under our bylaws, the maximum number of votes that a shareholder may cast is capped at 10% of our total outstanding voting capital. In determining the maximum number of votes that each shareholder may cast, only the shares held by such shareholder are counted, disregarding those that correspond to other shareholders who have appointed such shareholder as his or her proxy, in spite of applying the limit individually to each of the represented shareholders. This cap will also apply to the maximum number of votes that may be collectively or individually cast by two or more shareholder companies belonging to the same group of entities, as well as to the maximum number of votes that may be cast by an individual or corporate shareholder and the entity or entities that are shareholders themselves and which are directly or indirectly controlled by that individual or corporate shareholder. Moreover, in accordance with the Spanish Corporation Act, such cap would become ineffective where the bidder reaches, as a consequence of a tender offer, a percentage equal to or greater than 70% of the share capital carrying voting rights, unless the bidder (or those acting in concert with the bidder) is not subject to equivalent neutralization measures or has not adopted them.

In addition, according to Article 34 of Spanish Royal Decree-Law 6/2000 of June 23 on urgent measures to improve competition in the goods and services markets, individuals and legal entities directly and indirectly holding more than 3% of the total share capital or voting rights of two or more principal operator companies in Spain in, among other markets, the fixed-line and mobile-line telephony markets, may not exercise their voting rights in excess of 3% of the total in more than one company, except with the prior authorization of the Spanish National Markets and Competition Commission (Comisión Nacional de los Mercados o la Competencia (the “CNMC”)). Principal operators are defined as one of the five operators with the largest market share in the corresponding market (“Principal Operators”). In addition, no individual or legal entity is allowed to appoint, directly or indirectly, members of the management body of more than one Principal Operator in, among others, the fixed-line or mobile-line telephony markets, except with the prior authorization of the CNMC. Additionally, individuals or legal entities considered Principal Operators are not allowed to exercise more than 3% of the voting rights of another Principal Operator nor to appoint, directly or indirectly, members of the management body of any Principal Operator, except, in both cases, with the prior authorization of the CNMC. Telefónica is considered a Principal Operator for the purposes of Article 34 of Royal Decree-Law 6/2000 of June 23 in the Spanish fixed-line and mobile-line telephony markets.

Any share may be voted by proxy. The proxies may be granted in writing or electronically and are valid only for a single meeting, unless the proxy-holder is the granting shareholder’s spouse, ascendant or descendant, or holds a general power of attorney granted in a public instrument with powers to manage all of the assets held by the shareholder granting the proxy in Spain. Under the Deposit Agreement relating to our ADSs, the Depositary accepts voting instructions from holders of ADSs. The Depositary executes such instructions to the extent permitted by law and by the terms governing the shares and ADSs. The Depositary or its nominee, as the case may be, will be entitled to vote by proxy the shares underlying the relevant ADSs.

Only holders of record five days prior to the day on which a general meeting of shareholders is scheduled to be held may attend and vote at the meeting.

According to the Spanish Corporation Act, as amended by Law 31/2014, the general shareholders’ meeting will be quorate on first call if the shareholders present, in person or by proxy, hold at least 25% of the subscribed share capital carrying voting rights. On second call, the meeting will be quorate regardless of the capital in attendance.

However, if the agenda of the meeting includes resolutions on the amendment of the bylaws, including an increase or reduction of share capital, the transformation, merger, split-off, the en bloc assignment of assets and liabilities, the migration of the registered office abroad, the issuance of debentures or the exclusion or limitation of pre-emptive rights, the required quorum on first call must be met by the attendance of shareholders representing at least 50% of the subscribed share capital carrying voting rights (each a “Special Resolution”). On second call, the attendance of 25% of the subscribed share capital carrying voting rights will suffice.

As a general rule, resolutions at the general shareholder’s meeting will be passed by a simple majority of votes cast at such meeting (i.e., provided that the votes for outnumber the votes against the relevant resolution).

In contrast, in order to approve any Special Resolution, if the capital present or represented at the general shareholders’ meeting exceeds 50% of the subscribed share capital carrying voting rights, the favorable vote of the absolute majority (that is, if the votes in favor exceed 50% of the votes corresponding to capital present and represented at the shareholders’ meeting) will be required. If, on second call, shareholders representing 25% or more of the subscribed share capital carrying voting rights are present or represented but fail to reach the 50% threshold, the favorable vote of at least two-thirds of the share capital present or represented at the meeting will be required.

Preemptive Rights

Pursuant to the Spanish Corporation Act, shareholders have preemptive rights to subscribe for any new shares in capital increases with issuances of new shares with a charge to monetary contributions and in issuances of debentures convertible into shares. Such rights may be excluded (partially or totally) under special circumstances by virtue of a resolution passed at a general shareholders’ meeting in accordance with Articles 308, 504 and 506 of the Spanish Corporation Act, or by the Board of Directors, if previously authorized at a general shareholders’ meeting in accordance with Article 506 of the Spanish Corporation Act (for capital increases) and Articles 417 and 511 (for issuances of debentures convertible into shares). Such preemptive rights will not be available in the event of an increase in capital to meet the requirements of a convertible bond issue or a merger or demerger of another entity into Telefónica or of all or part of the assets split from another company, in which shares are issued as consideration or, in general, when the increase is carried out as consideration in exchange for non-cash contributions. Such rights are transferable, may be traded on the Automated Quotation System and may be of value to existing shareholders because new shares may be offered for subscription at prices lower than prevailing market prices.

Form and Transfer

Ordinary shares are in book-entry form and are indivisible. Joint holders must nominate one person to exercise their rights as shareholders, though joint holders are jointly and severally liable for all obligations arising from their status as shareholders. Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. Unipersonal (“Iberclear”), which manages the clearance and settlement system of the Spanish Stock Exchanges, maintains the central registry of ordinary shares reflecting the number of ordinary shares held by each of its participant entities (entidades participantes) as well as the number of such shares held by registered legal owners. Each participant entity in turn maintains a register of the owners of such shares.

Transfers of Telefónica’s ordinary shares quoted on the Spanish Stock Exchanges must be made by book-entry registry or delivery of evidence of title to the buyer through, or with the participation of, a member of the Spanish Stock Exchanges that is an authorized broker or dealer. Transfers of Telefónica’s ordinary shares may also be subject to certain fees and expenses.

Reporting Requirements

According to Royal Decree 1362/2007 of October 19 on the disclosure of significant stakes in listed companies (“Royal Decree 1362/2007”), the acquisition or disposition of shares of Telefónica must be reported within four trading days of the acquisition or disposition to Telefónica and the CNMV, where:

•
in the case of an acquisition, the acquisition results in that person or group holding a number of voting rights in Telefónica which reaches or surpasses 3% (or 5%, 10%, 15%, 20%, 25%, 30%, 35%, 40%, 45%, 50%, 60%, 70%, 75%, 80% or 90%) of Telefónica’s total number of voting rights; or

•
in the case of a disposal, the disposition reduces the number of voting rights held by a person or group below a threshold of 3% (or 5%, 10%, 15%, 20%, 25%, 30%, 35%, 40%, 45%, 50%, 60%, 70%, 75%, 80% or 90%) of Telefónica’s total number of voting rights.

The reporting requirements apply not only to the acquisition or transfer of shares, but also when, without an acquisition or transfer of shares, the proportion of voting rights of an individual or legal entity reaches, exceeds or falls below the threshold that triggers the obligation to report as a consequence of a change in the total number of voting rights of Telefónica on the basis of the information reported to the CNMV and disclosed by it, in accordance with Royal Decree 1362/2007.

Regardless of the actual ownership of the shares, any individual or legal entity with a right to acquire, transfer or exercise voting rights granted by the shares, and any individual or legal entity who owns, acquires or transfers, whether directly or indirectly, other securities or financial instruments which grant a right to acquire shares carrying voting rights (such as transferable securities, options, futures, swaps, forwards and other derivative contracts), will also have an obligation to notify the company and the CNMV of the holding of a significant stake in accordance with the above-mentioned regulations.

Stricter disclosure obligations apply if the person obligated to disclose has residency in a country considered a tax haven by the Spanish authorities, a zero-taxation country or territory or a country or territory that does not share information with the Spanish authorities, in which cases the initial threshold for disclosure is reduced to 1% (and successive multiples of 1%).

Our directors must report to us and the CNMV the percentage and number of voting rights in Telefónica held by them at the time of becoming or ceasing to be a member of the Board of Directors. Furthermore, all members of the Board must report any change in the percentage of voting rights they hold, regardless of the amount, as a result of any acquisition or disposition of our shares or voting rights, or financial instruments which carry a right to acquire or dispose of shares which have voting rights attached, including any stock-based compensation that they may receive pursuant to any of our compensation plans. Members of our senior management must also report any stock-based compensation that they may receive pursuant to any of our compensation plans or any subsequent amendment to such plans. Royal Decree 1362/2007 refers to the definition given by Royal Decree 1333/2005 of  November 11, which develops the Spanish Securities Market Act, regarding market abuse, which defines senior management (directivos) as those “high-level employees in positions of responsibility with regular access to insider information (información privilegiada) related, directly or indirectly, to the issuer and that, furthermore, are empowered to adopt management decisions affecting the future development and business perspectives of the issuer”.

In addition, pursuant to Royal Decree 1333/2005 of November 11 (implementing European Directive 2004/72/EC), any member of our Board and our senior management, or any parties closely related to any of them, as such terms are defined therein, must report to the CNMV any transactions carried out with respect to our shares or derivatives or other financial instruments relating to our shares within five business days of such transaction. The notification of the transaction must include particulars of, among others, the type of transaction, the date of the transaction and the market in which the transactions were carried out, the number of shares traded and the price paid.

These disclosure obligations are primarily regulated by Royal Decree 1362/2007, which contains a more detailed set of rules on this legal framework (including, inter alia, rules determining the persons subject to disclosure obligations, the different types of situations triggering disclosure and corresponding exceptions, specific attribution and aggregation rules, the deadlines to notify the transactions, triggering disclosure obligations and incorporation of notices submitted to the CNMV’s public registry).

Disclosure of Net Short Positions

In accordance with Regulation (EU) No. 236/2012 of the European Parliament and of the European Council of March 14, 2012 on short selling and certain aspects of credit default swaps (as further supplemented by several delegated regulations regulating technical aspects necessary for its effective enforceability and to ensure compliance with its provisions), net short positions on shares listed on the Spanish Stock Exchanges equal to, or in excess of, 0.2% of the relevant issuer’s share capital and any increases or reductions thereof by 0.1% are required to be disclosed to the CNMV by no later than the first trading day following the transaction. If the net short position reaches 0.5%, and also at every 0.1% above that, the CNMV will disclose the net short position to the public.

Notification is mandatory even if the same position has been already notified to the CNMV in compliance with reporting requirements previously in force in Spain.

The information to be disclosed is set out in Table 1 of Annex I of Delegated Regulation 826/2012, according to the format approved as Annex II of this Regulation. The information will be published, where appropriate, on a web page operated or supervised by the corresponding authority.

Moreover, pursuant to Regulation (EU) No. 236/2012, where the CNMV considers that (i) there are adverse events or developments that constitute a serious threat to financial stability or to market confidence (serious financial, monetary or budgetary problems, which may lead to financial instability, unusual volatility causing significant downward spirals in any financial instrument, etc.); and (ii) the measure is necessary and will not be disproportionately detrimental to the efficiency of financial markets in view of the advantages sought, it may, following consultation with the European Securities and Market Authority (“ESMA”), take any one or more of the following measures:

•
impose additional notification obligations by either (a) reducing the thresholds for the notification of net short positions in relation to one or several specific financial instruments; and/or (b) requesting the parties involved in the lending of a specific financial instrument to notify any change in the fees requested for such lending; and

•	restrict short selling activity by either prohibiting or imposing conditions on short selling.

In addition, according to Regulation (EU) No. 236/2012, where the price of a financial instrument has fallen significantly during a single day in relation to the closing price on the previous trading day (10% or more in the case of a liquid share), the CNMV may prohibit or restrict short selling of financial instruments for a period not exceeding the end of the trading day following the trading day on which the fall in price occurs.

Finally, Regulation (EU) No. 236/2012 also vests powers to ESMA in order to take measures similar to the ones described above in exceptional circumstances, when the purpose of these measures is to deal with a threat affecting several EU member states and the competent authorities of these member states have not taken adequate measures to address it.

Shareholder Agreements

Article 531 et seq. of the Spanish Corporation Act require parties to disclose those shareholders’ agreements in respect of Spanish listed companies that affect the exercise of voting rights at a general shareholders’ meeting or contain restrictions or conditions on the transferability of shares or bonds that are convertible or exchangeable into shares. If any shareholders enter into such agreements with respect to Telefónica’s shares, they must disclose the execution, amendment or extension of such agreements to Telefónica and the CNMV (together with the relevant clauses of said agreements) and file such agreements with the appropriate Commercial Registry. Failure to comply with these disclosure obligations renders any such shareholders’ agreement unenforceable and constitutes a violation of the Spanish Securities Market Act.

Acquisition of Own Shares

Pursuant to Spanish corporate law, we may only repurchase our own shares within certain limits and in compliance with the following requirements:

•
the repurchase must be authorized by the general shareholders’ meeting by a resolution establishing the maximum number of shares to be acquired, the minimum and maximum acquisition price and the duration of the authorization, which may not exceed five years from the date of the resolution; and

•	the repurchase, including any shares already held by us or a person acting on our behalf, must not bring our net worth below the aggregate amount of our share capital and legal reserves.

For these purposes, net worth means the amount resulting from the application of the criteria used to draw up the financial statements, subtracting the amount of profits directly imputed to that net worth, and adding the amount of share capital subscribed but not called and the share capital par and issue premiums recorded in our accounts as liabilities. In addition:

•
the aggregate par value of the shares directly or indirectly repurchased, together with the aggregate par value of the shares already held by us and our subsidiaries, must not exceed 10% of our share capital; and

•	the shares repurchased must be fully paid and must be free of ancillary contributions (prestaciones accesorias).

Voting rights attached to treasury shares will be suspended and economic rights (e.g., the right to receive dividends and other distributions and liquidation rights), except the right to receive bonus shares, will accrue proportionately to all of our shareholders. Treasury shares are counted for the purpose of establishing the quorum for shareholders’ meetings and majority voting requirements to pass resolutions at shareholders’ meetings.

Regulation (EU) No. 596/2014 of April 16, repealing, among others, Directive 2003/6/EC of the European Parliament and the European Council of January 28, on insider dealing and market manipulation establishes rules in order to ensure the integrity of European Community financial markets and to enhance investor confidence in those markets. This regulation maintains an exemption from the market manipulation rules regarding share buy-back programs by companies listed on a stock exchange in an EU Member State. Commission Regulation (EC) No. 2273/2003, of December 22, implemented the aforementioned directive with regard to exemptions for buy-back programs. Article 5 of this Regulation states that in order to benefit from the exemption, a buy-back program must comply with certain requirements established under such Regulation and the sole purpose of the buy-back program must be to reduce the share capital of an issuer (in value or in number of shares) or to meet obligations arising from either of the following:

•	debt financial instruments exchangeable into equity instruments; or

•	employee share option programs or other allocations of shares to employees of the issuer or an associated company.

In addition, on December 19, 2007, the CNMV issued Circular 3/2007 setting out the requirements to be met by liquidity contracts entered into by issuers with financial institutions for the management of its treasury shares to constitute an accepted market practice and, therefore, be able to rely on a safe harbor for the purposes of market abuse regulations.

If an acquisition or series of acquisitions of shares of Telefónica reaches or exceeds or causes Telefónica’s and its affiliates’ holdings to reach or exceed 1% of Telefónica’s voting shares, Telefónica must notify its final holding of treasury stock to the CNMV. If such threshold is reached as a result of a series of acquisitions, such reporting obligation will only arise after the closing of the acquisition which, taken together with all acquisitions made since the last of any such notifications, causes the Telefónica’s and its affiliates holdings to exceed, 1% of Telefónica’s voting shares. Sales and other dispositions of Telefónica’s treasury stock will not be deducted in the calculation of such threshold. This requirement also applies if the stock is acquired by a majority-owned subsidiary of Telefónica.

Moreover, pursuant to Spanish corporate law, the audited financial statements of a company must include a reference regarding any treasury shares.

At December 31, 2014, we held 128,227,971 shares of treasury stock, representing 2.75332% of our capital stock. At December 31, 2013, we held 29,411,832 shares of treasury stock, representing 0.64627% of our capital stock. As a part of our shareholders’ remuneration policy, we have implemented various share buyback programs since 2003. For further description about our shareholders’ return, see “Item 8. Financial Information—Dividend Information and Share Buyback Programs.”

At our annual general shareholders meeting held on May 30, 2014, our shareholders extended their prior authorization to the Board of Directors to acquire our shares for an additional five years from the date of such meeting. The authorization also applies to companies under our control. Pursuant to the authorization, the aggregate nominal value of our shares held by us or any of our subsidiaries cannot exceed the limit established by applicable laws (which is, as of the date of this Annual Report, 10% of our outstanding capital).

Change of Control Provisions

Certain antitrust regulations may delay, defer or prevent a change of control of Telefónica or any of its subsidiaries in the event of a merger, acquisition or corporate restructuring. In Spain, the application of both Spanish and European antitrust regulations requires that prior notice of domestic or cross-border merger transactions be given in order to obtain a “non-opposition” ruling from antitrust authorities.

Tender Offers

Tender offers are governed in Spain by the Spanish Securities Markets Act (as amended by Law 6/2007 of April 12) and Royal Decree 1066/2007, of July 27, which have implemented Directive 2004/25/EC of the European Parliament and of the European Council of April 21. Tender offers in Spain may qualify as either mandatory or voluntary offers.

Mandatory public tender offers must be launched for all the shares of the target company or other securities that might directly or indirectly give the right to subscription thereto or acquisition thereof (including convertible and exchangeable bonds) at an equitable price and not subject to any conditions when any person acquires control of a Spanish company listed on the Spanish Stock Exchanges, whether such control is obtained:

•	by means of the acquisition of shares or other securities that directly or indirectly give voting rights in such company;

•	through agreements with shareholders or other holders of said securities; or

•
as a result of other situations of equivalent effect as provided in the regulations (i.e., indirect control acquired through mergers, share capital decreases, target’s treasury stock variations or securities exchange or conversion, etc.).

A person is deemed to have obtained the control of a target company, individually or jointly with concerted parties, whenever:

•	it acquires, directly or indirectly, a percentage of voting rights equal to or greater than 30%; or

•
it has acquired a percentage of less than 30% of the voting rights and appoints, in the 24 months following the date of acquisition of said percentage, a number of directors that, together with those already appointed, if any, represent more than one-half of the members of the target company’s board of directors. Regulations also set forth certain situations where directors are deemed to have been appointed by the bidder or persons acting in concert therewith unless evidence to the contrary is provided.

Notwithstanding the above, Spanish regulations establish certain exceptional situations where control is obtained but no mandatory tender offer is required, including, among others:

•	subject to the CNMV’s approval,

−
acquisitions or other transactions resulting from the conversion or capitalization of credits into shares of listed companies, the financial feasibility of which is subject to serious and imminent danger, even if the company is not undergoing bankruptcy proceedings, provided that such transactions are intended to ensure the company’s financial recovery in the long term; or

−
in the event of a merger, provided that those acquiring control did not vote in favor of the merger at the relevant general shareholders’ meeting of the offeree company and provided also that it can be shown that the primary purpose of the transaction is not the takeover but an industrial or corporate purpose; and

•
when control has been obtained after a voluntary bid for all of the securities, if either the bid has been made at an equitable price or has been accepted by holders of securities representing at least 50% of the voting rights to which the bid was directed.

For the purposes of calculating the percentages of voting rights acquired, the regulations establish the following rules:

•
percentages of voting rights corresponding to (i) companies belonging to the same group of the bidder; (ii) members of the board of directors of the bidder or of companies of its group; (iii) persons acting for the account of or in concert with the bidder (a concert party shall be deemed to exist when two or more persons collaborate under an agreement, be it express or implied, oral or written, in order to obtain control of the offeree company); (iv) voting rights exercised freely and over an extended period by the bidder under proxy granted by the actual holders or owners of such rights in the absence of specific instructions with respect thereto; and (v) shares held by a nominee, such nominee being understood as a third party whom the bidder totally or partially covers against the risks inherent in acquisitions or transfers of the shares or the possession thereof, will be deemed to be held by the bidder (including the voting rights attaching to shares that constitute the underlying asset or the subject matter of financial contracts or swaps when such contracts or swaps cover, in whole or in part, against the risks inherent in ownership of the securities and have, as a result, an effect similar to that of holding shares through a nominee);

•
both the voting rights arising from the ownership of shares and those enjoyed under a usufruct or pledge or upon any other title of a contractual nature will be counted towards establishing the number of voting rights held;

•
the percentage of voting rights shall be calculated based on the entire number of shares carrying voting rights, even if the exercise of such rights has been suspended; voting rights attached to treasury shares shall be excluded; and non-voting shares shall be taken into consideration only when they carry voting rights pursuant to applicable law; and

•
acquisitions of securities or other financial instruments giving the right to the subscription, conversion, exchange or acquisition of shares which carry voting rights will not result in the obligation to launch a tender offer either until such subscription, conversion, exchange or acquisition occurs.

Notwithstanding the foregoing, upon the terms established in the regulations, the CNMV will conditionally dispense with the obligation to launch a mandatory bid when another person or entity, individually or jointly in concert, directly or indirectly holds an equal or greater voting percentage than the potential bidder in the target company.

The price of the mandatory tender offer is deemed equitable when it is at least equal to the highest price paid or agreed by the bidder or by any person acting in concert therewith for the same securities during the 12 months prior to the announcement of the tender offer. When the mandatory tender offer must be made without the bidder having previously acquired the shares over the above-mentioned 12-month period, the equitable price shall not be less than the price calculated in accordance with other rules set forth in the regulations. In any case, the CNMV may change the price so calculated in certain circumstances (extraordinary events affecting the price, evidence of market manipulation, etc.).

Mandatory offers must be launched within one month from the acquisition of the control of the target company.

Voluntary tender offers may be launched when a mandatory offer is not required. Voluntary offers are subject to the same rules established for mandatory offers except for the following:

•
they might be subject to certain conditions (such as amendments to the bylaws or adoption of certain resolutions by the target company, acceptance of the offer by a minimum number of securities, approval of the offer by the shareholders’ meeting of the bidder and any other deemed by the CNMV to be in accordance with law), provided that such conditions can be met before the end of the acceptance period of the offer; and

•
they may be launched at any price, regardless of whether it is lower than the above-mentioned “equitable price”. However, if they are not launched at an equitable price and if the tender offer shares representing at least 50% of the voting rights are tendered in the offer (excluding voting rights already held by the bidder and those belonging to shareholders who entered into an agreement with the bidder regarding the tender offer), the bidder may become obliged to launch a mandatory tender offer.

In any case, by virtue of an amendment to the Spanish Securities Market Act operated by Law 1/2012, of June 22, the price in a voluntary tender offer must be the higher of (i) the equitable price and (ii) the price resulting from an independent valuation report, and must at least consist of cash as an alternative if certain circumstances have occurred during the two years prior to the announcement of the offer (basically, the trading price for the shares being affected by price manipulation practices, market or share prices being affected by natural disasters, force majeure, or other exceptional events, or the target company being subject to expropriation or confiscation resulting in a significant impairment of the company’s real value).

Spanish regulations on tender offers set forth further provisions, including:

•
subject to shareholder approval within 18 months from the date of announcement of the tender offer, the board of directors of a target company will be exempt from the rule prohibiting frustrating action against a foreign bidder whose board of directors is not subject to an equivalent passivity rule;

•
defensive measures included in a listed company’s bylaws and transfer and voting restrictions included in agreements among a listed company’s shareholders will remain in place whenever the company is the target of a tender offer, unless the shareholders resolve otherwise (in which case any shareholders whose rights are diluted or otherwise adversely affected will be entitled to compensation at the target company’s expense); and

•
squeeze-out and sell-out rights will apply provided that following a tender offer for all the target’s share capital, the bidder holds securities representing at least 90% of the target company’s voting capital and the tender offer has been accepted by the holders of securities representing at least 90% of the voting rights other than those held by or attributable to the bidder previously to the offer.

Payment of Taxes

Holders of ordinary shares will be responsible for any taxes or other governmental charges payable on their ordinary shares, including any taxes payable on transfer. The paying agent or the transfer agent, as the case may be, may, and upon instruction from Telefónica, will:

•	refuse to effect any registration of transfer of such ordinary shares or any split-up or combination thereof until such payment is made; or

•
withhold or deduct from any distributions on such ordinary shares or sell for the account of the holder thereof any part or all of such ordinary shares (after attempting by reasonable means to notify such holder prior to such sale), and apply, after deduction for its reasonable expenses incurred in connection therewith, the net proceeds of any such sale to payment of such tax or other governmental charge. The holder of such ordinary shares will remain liable for any deficiency.

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

C. Material Contracts

Material Contracts Related to Our Investment in Telecom Italia

On April 28, 2007, we, together with a group of Italian investors (the “Italian Investors”), including Assicurazioni Generali S.p.A. (“Generali”), Sintonia S.A. (“Sintonia”), Intesa Sanpaolo S.p.A. (“Intesa Sanpaolo”) and Mediobanca S.p.A. (“Mediobanca”), entered into a co-investment agreement, (the “Co-Investment Agreement”), to establish the terms and conditions for our participation in what is now Telco, S.p.A (“Telco”). Through Telco, on October 23, 2007, we and the Italian Investors purchased the entire share capital of Olimpia S.p.A., or Olimpia, which held approximately 18% of the ordinary share capital of Telecom Italia, S.p.A. (“Telecom Italia”). As of the date of this Annual Report, the Italian Investors hold a total of 34% of Telco’s share capital and we hold the remaining 66%.

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

On April 28, 2007, we and the Italian Investors also entered into a shareholders’ agreement, (the “Shareholders’ Agreement”), which establishes, among other things, the principles of corporate governance of Telco and Olimpia, respectively, the principles related to the transfer of Telco’s shares and any Olimpia shares or Telecom Italia shares directly or indirectly owned by Telco and the principles of designation, among the parties, of candidates to be included in a common list for the appointment of directors of Telecom Italia pursuant to the voting list mechanism provided for by Telecom Italia’s by-laws.

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

On October 28, 2009, Telco investors, other than Sintonia, entered into an agreement (the “Renewal Agreement”), through which they agreed (i) not to request the non-proportional de-merger of Telco with the withdrawal of their corresponding share of Telecom Italia shares held by Telco at that time (as was previously done by Sintonia) and (ii) to extend and modify the Shareholders Agreement for an additional term of three years until April 27, 2013 (effective as of April 28, 2010) substantially on the same terms and conditions, except to provide (a) that the right of Telco’s investors to request the non-proportional de-merger of Telco would only be exercisable in the period between October 1, 2012 and

October 28, 2012, and (b) for an early withdrawal right period exercisable between April 1, 2011 and April 28, 2011. On the same date and in connection with the Renewal Agreement, separately, we entered into an Amendment Deed to the Call Option Agreement with Telco (i) to extend the term of the Option Agreement to coincide with the expiration date of the Renewal Agreement and (ii) to exempt certain transactions regarding the Telecom Italia shares, namely those related to the exercise of de-merger and early withdrawal rights pursuant to the Renewal Agreement.

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

On May 31, 2012, Telefónica, Assicurazioni Generali, S.p.A. (for its own account and in the name and on behalf of the following Generali’s subsidiaries, Generali Vie, S.A. Alleanza Toro, S.p.A. Generali Italia, S.p.A. (now incorporating INA Assitalia S.p.A.) Generali Lebensversicherung AG), Intesa Sanpaolo, S.p.A., Mediobanca – Banca di Credito Finanziario, S.p.A. (together the “Shareholders”) and Intesa Sanpaolo, S.p.A., Mediobanca – Banca di Credito Finanziario, S.p.A., Unicredit, S.p.A., Société Générale, HSBC Bank (together the “2012 Lenders”) entered into a Pledged Shares Option Agreement (the “2012 Pledged Shares Option Agreement”) providing, among other things, for the right of the Shareholders to call and acquire from the 2012 Lenders at the terms and conditions referred to therein, any Telecom Italia. ordinary shares that would have been appropriated by the 2012 Lenders in case of enforcement of the pledge (the

“2012 Share Pledge”) created under and pursuant to the share pledge agreement entered into on May 31, 2012, between Telco as pledgor, and the 2012 Lenders, as secured creditors.

•      On September 24, 2013, Telefónica and the remaining shareholders of the Italian company Telco. (which holds a capital stake of 22.4% of the voting share capital of Telecom Italia) reached an agreement by virtue of which:

−     Telefónica subscribed for and paid out a capital increase in Telco, through the contribution of 324 million euros in cash, receiving in return non-voting shares of Telco. As a result of this capital increase, the interest held by Telefónica in the voting share capital of Telco remained unchanged (i.e. 46.18%), although its interest in the total share capital of Telco. has increased to 66%. The current governance structure at Telco remained unaffected, including the obligation by Telefónica of abstaining from participating or influencing in any decisions which could affect the markets in which both, Telefónica and Telecom Italia, are present.

−     Subject to receiving any required anti-trust and telecommunications approvals (including in Brazil and Argentina), Telefónica will subscribe for and pay out a second capital increase in Telco, through the contribution of 117 million euros in cash and will receive in return non-voting shares of Telco. As a result of this second capital increase, the interest of Telefónica in the voting share capital of Telco. will remain unchanged (i.e. 46.18%), although its interest in the total share capital will be then increased to 70%.

−     Starting from January 1, 2014, subject to receiving any required anti-trust and telecommunications approvals (including in Brazil and Argentina), Telefónica may convert all or a portion of its non-voting shares in Telco into voting shares in Telco, representing no more than 64.9% of the voting share capital of Telco.

−     The Italian shareholders of Telco have granted Telefónica a call option to acquire all of their shares in Telco, whose exercise is subject to receiving any required anti-trust and telecommunications approvals (including in Brazil and Argentina). The call option may be exercised by Telefónica starting from January 1, 2014, while the Shareholders Agreement remains in effect, except (i) between June 1, 2014, and June 30, 2014, and between January 15, 2015, and February 15, 2015, and (ii) during certain periods, if the Italian shareholders of Telco request the demerger of such company.

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

Such transaction was approved by ANATEL and the closing (which did not require CADES’s prior approval at the time), occurred immediately after such ANATEL’s approval, on September 27, 2010.

The above-mentioned decision was granted by CADE conditional on:

(a)    The entry of a new shareholder in Vivo, sharing with Telefónica the control of Vivo in conditions identical to those that were applicable to the PT Companies when they had a participation in Brasilcel N.V., or

(b)    That Telefónica ceases to have any direct or indirect financial interest in TIM Participações S.A.

2.     To impose on Telefónica a fine of 15 million Brazilian Reais, for having allegedly breached the spirit and the goal of the agreement signed between Telefónica and CADE (as a condition to the approval of Telefónica´s original acquisition of an interest in Telecom Italia in 2007), due to the subscription of non-voting shares of Telco on a recent capital increases. This decision also requires Telefónica to divest such non-voting shares of Telco.

The timing for the accomplishment of the conditions and obligations imposed by CADE on both decisions was classified by CADE as confidential and reserved information.

•     On December 13, 2013, Telefónica, S.A. announced, in relation to the two decisions adopted by CADE on its December 4, 2013 session that the Company considered that the remedies imposed were unreasonable and therefore, initiated the appropriate legal actions (see “Item 8. Financial Information—Legal proceedings”).

In line with such course of action, and to reinforce our strong commitment with the previous obligations undertaken by Telefónica to remain separate from Telecom Italia´s Brazilian businesses, Telefónica, S.A., highlighted in the aforementioned announcement, that Mr. César Alierta Izuel and Mr. Julio Linares López have decided to resign, with immediate effect, from their positions as Directors of Telecom Italia; and Mr. Julio Linares has decided to resign, with immediate effect, from his position in the slate submitted by Telco. for the potential re-election of the Board of Directors of Telecom Italia in the Shareholders Meeting of the aforementioned company, called for December 20, 2013.

For the same reasons, Telefónica, S.A., indicated that, without prejudice of any of the rights recognized in Telco Shareholder`s Agreement, has decided for the time being not to avail of its right to appoint two Directors in the Board of Directors of Telecom Italia.

On November 27, 2013, the Shareholders and the 2012 Lenders entered into certain contractual arrangements pursuant to which the 2012 Share Pledge was released and the 2012 Pledged Shares Option Agreement was terminated.

On November 27, 2013, a new pledged shares option agreement (the “2013 Pledged Shares Option Agreement”) was entered into between, inter alias, the Shareholders and Intesa Sanpaolo, S.p.A. and Mediobanca - Banca di Credito Finanziario S.p.A. (the “2013 Lenders”) to establish the terms and conditions which would govern the Shareholders’ call option (the “2013 Call Option”) to acquire from the 2013 Lenders at the terms and conditions referred to therein, any Telecom Italia ordinary shares (the “2013 Pledged Shares”) that would have been appropriated by the 2013 Lenders in case of enforcement of the pledge (the “2013 Share Pledge”) created under and pursuant to the share pledge agreement entered into on  November 27, 2013 between Telco and 2013 Lenders as security for the obligations of Telco under the new facility agreement entered into between Telco and the 2013 Lenders on October 4, 2013 (the “New Banking Facility Agreement”).

On June 16, 2014, the three Italian shareholders of Telco requested the initiation of a "demerger" process (spin off) of the company, as provided in the shareholder’s agreement. Implementation of the demerger, which was approved by the general shareholder’s meeting held on July 9, 2014, remains subject to obtaining the required anti-trust and telecommunications approvals (including those in Brazil and Argentina). Once the aforementioned approvals are obtained, this decision will be implemented by transferring the current stake of Telco in Telecom Italia to four newly created companies. The share capital of each of these companies will belong in its entirety to each of the shareholders of Telco and each of these companies will receive a number of shares of Telecom Italia proportional to the current economic stake in Telco of each respective shareholder.

The application process of the aforementioned anti-trust and telecommunications approvals (including those in Brazil and Argentina), to proceed to the "demerger" (spin off) of Telco started, once the corresponding corporate documents were entered into in Italy. On December 22, 2014, ANATEL approved the “demerger” (spin off), although CADE (Conselho Administrativo de Defesa Ecônomica do Brasil) and CNDC (Comisión Nacional de Defensa de la Competencia of Argentina) have not rendered any decision yet.

Furthermore, on July 24, 2014, Telefónica issued 750 million euros bonds mandatorily exchangeable into ordinary shares of Telecom Italia maturing on July 24, 2017, representing, as of that date, 6.5% of its voting share capital. The bonds may be exchanged into shares in advance of the maturity date, except under certain circumstances where the company may opt to redeem the bonds in cash.

Within the framework of the proposed GVT transaction (see “—Agreement for the Acquisition of Global Village Telecom, S.A. and its holding company GVT Participações, S.A.” below), Vivendi, S.A. will acquire from Telefónica 1,110 million ordinary shares in Telecom Italia representing 8.3% of Telecom Italia’s voting share capital (equivalent to 5.7% of its total share capital), in exchange for 4.5% of Vivendi, S.A.'s capital in Telefónica Brasil, S.A., after its combination with GVT (which represents all of the voting shares and 0.7% of the preferred shares to be received by Vivendi S.A. in connection with the GVT transaction). The final closing of the operation is subject to obtaining the relevant regulatory authorizations (including telecommunication and anti-trust approval).

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

On November 10, 2014, Telefónica, though its 100% subsidiary Telefónica Internacional, S.A.U., sold 597,844,100 shares of China Unicom (Hong Kong) Limited (representing 2.5% of the share capital of that company), through a block trade process, at a price of HK$ 11.14 per share, for a total amount of HK$ 6,660 million, approximately 687 million euros at the exchange rate as at the date of the sale.

Further to the sale, Telefónica maintains its commitment to the strategic alliance with China Unicom.

As of the date of this Annual Report, Telefónica’s shareholding in China Unicom amounts to 2.51% of its capital stock and Mr. César Alierta, chairman of Telefónica, S.A. is a member of the Board of Directors of China Unicom.

Material Contract related to the sale of Customer Relationship Management (CRM) business, Atento

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

On October 1, 2014, Telefónica Deutschland completed the acquisition of E-Plus, following its execution of a capital increase intended to fund such acquisition. Telefónica owns a 62.37% stake in Telefónica Deutschland, which currently owns 100% of the share capital of E-Plus, while KPN holds a 20.5% stake and the rest is free float.

Agreement for the Acquisition of Global Village Telecom, S.A. and its holding company GVT Participações, S.A. (“GVT”)

On September 19, 2014, Telefónica, S.A. signed an agreement with Vivendi S.A. for the acquisition by Telefónica Brasil, S.A. of GVT for a cash consideration of 4,663 million euros, and a payment in shares representing 12.00% of the share capital of Telefónica Brasil, S.A., after its combination with GVT.

As part of the agreement, Vivendi S.A. will acquire from Telefónica 1,110 million ordinary shares in Telecom Italia currently representing 8.3% of Telecom Italia’s voting share capital (equivalent to 5.7% of its total share capital), in exchange for 4.5% of Vivendi, S.A.'s capital in Telefónica Brasil, S.A., after its combination with GVT (which represents all of the voting shares and 0.7% of the preferred shares to be received by Vivendi S.A. under the agreement referred to above).

The cash payment for this transaction is expected to be financed via a capital increase by Telefónica Brasil S.A., which Telefónica S.A. intends to subscribe in proportion to its current stake in Telefónica Brasil, S.A. and intends to fund, in turn, via a capital increase.

The final closing of the operation is subject to obtaining the relevant regulatory authorizations (including telecommunication and anti-trust approval). On December 22, 2014, ANATEL approved the acquisition of GVT, although the resolution about the acquisition by Vivendi, S.A. of the 1,110 million of ordinary shares of Telecom Italia is still pending. As of the date of this Annual Report, CADE continues to analyze the process.

D. Exchange Controls

Exchange Controls and Other Limitations Affecting Security Holders

Ownership limitations

There are no limitations with respect to the ownership of our assets or share capital except those derived from the application of the reciprocity principle as described above.

Trading by us in our own shares or shares of companies under our control

For information on the requirements applicable to the trading by us in our own shares or shares of companies under our control, see “—Memorandum and Articles of Association- Description of Our Capital Stock—Acquisition of own shares” above.

Other restrictions on acquisitions of shares

For information on reporting requirements and other restrictions “applicable to the acquisition of our shares see “—Memorandum and Articles of Association—Description of Our Capital Stock-Reporting requirements” and “—Trading by us in our own shares or shares of companies under our control” above.

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

Preemptive Rights and Increases of Share Capital

Pursuant to the Spanish Corporations Law, shareholders have preemptive rights to subscribe for any new shares and for bonds convertible into shares. Such rights may not be available under special circumstances if waived by a resolution passed at a general meeting of shareholders in accordance with Article 308 of the Spanish Corporations Law, or the Board of Directors, if authorized (Article 506 of the Spanish Corporation Act).  Further, such rights, in any event, will not be available in the event of an increase in capital to meet the requirements of a convertible bond issue or a merger in which shares are issued as consideration.  Such rights:

•	are transferable;

•	may be traded on the Automated Quotation System; and

•	may be of value to existing shareholders because new shares may be offered for subscription at prices lower than prevailing market prices.

Absent an exemption from registration, shares issuable upon exercise of rights must be registered under the Securities Act in order to be offered to holders of ADRs.  If we decided not to register the shares, the rights would not be distributed to holders of ADRs.  Pursuant to the Deposit Agreement, however, holders of ADRs are entitled to receive their proportionate share of the proceeds, if any, from sale by the Depositary of any rights accruing to holders of ADRs.

E. Taxation

The following is a general summary of the material Spanish and U.S. federal income tax consequences to U.S. Holders (as defined below) of the ownership and disposition of shares or ADSs.  This summary is based upon Spanish and U.S. tax laws (including the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed U.S. Treasury regulations, rulings, judicial decisions and administrative pronouncements), and the Convention Between the United States of America and the Kingdom of Spain for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, signed February 22, 1990 (the “Treaty”), all as of the date hereof and all of which are subject to change or changes in interpretation, possibly with retroactive effect.  In addition, the summary is based in part on representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement or any other related agreements will be performed in accordance with its terms.

As used herein, the term “U.S. Holder” means a beneficial owner of one or more shares or ADSs:

(a)	that is, for U.S. federal income tax purposes, one of the following:

i.	a citizen or individual resident of the United States,

ii.	a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any state therein or the District of Columbia, or

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

This summary does not address all of the tax considerations, including the potential application of the provisions of the Code known as the Medicare contribution tax, that may apply to holders that are subject to special tax rules, such as certain U.S. expatriates, insurance companies, tax-exempt organizations, certain financial institutions, persons subject to the alternative minimum tax, dealers and certain traders in securities, persons holding shares or ADSs as part of a straddle, hedging, conversion or integrated transaction, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation, persons owning shares or ADSs in connection with a trade or business outside of the U.S., partnerships or other entities classified as partnerships for U.S. federal income tax purposes or persons whose functional currency is not the U.S. dollar.  Such holders may be subject to U.S. federal income tax consequences different from those set forth below.

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

Spanish Tax Considerations

Taxation of dividends

Under Spanish law, dividends paid by Telefónica to U.S. Holders of ordinary shares or ADSs are subject to Spanish Non-Resident Income Tax, withheld at source, at a rate of 20% for 2015 and at a rate of 19% as from January 1, 2016 (21% for 2014). For these purposes, upon distribution of the dividend, Telefónica or its paying agent will withhold an amount equal to the tax due according to the rules set forth above.

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

Taxation of capital gains

For Spanish tax purposes, income obtained from the sale of ADSs or ordinary shares of Telefónica will be treated as capital gains. Spanish non-resident income tax is levied at a rate of 20% for 2015 and at a rate of 19% as from January 1, 2016 (21% for 2014) on capital gains obtained by persons not residing in Spain for tax purposes who are not entitled to the benefit of any applicable treaty for the avoidance of double taxation.

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

Gifts granted to corporations non-resident in Spain are subject to Spanish Non-Resident Income Tax at a rate of 20% for 2015 and at a rate of 19% as from January 1, 2016 (21% for 2014) on the fair market value of the shares as a capital gain. If the donee is a United States resident corporation, the exclusions available under the Treaty described in the section “—Taxation of Capital Gains” above will be applicable.

Expenses of Transfer

Transfers of shares or ADSs will be exempt from any transfer tax (Impuesto sobre Transmisiones Patrimoniales) or value added tax.  Additionally, no stamp tax will be levied on such transfers.

U.S. Federal Income Tax Considerations

Taxation of dividends

Distributions received by a U.S. Holder on shares or ADSs, including the amount of any Spanish taxes withheld therefrom, other than certain pro rata distributions of shares to all shareholders (including ADS holders), will constitute foreign-source dividend income to the extent paid out of Telefónica’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes).  Because Telefónica does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends.  The amount of dividend income paid in euro that a U.S. Holder will be required to include in income will equal the U.S. dollar value of the distributed euro, calculated by reference to the exchange rate in effect on the date the payment is received by the Depositary (in the case of ADSs) or by the U.S. Holder (in the case of shares), regardless of whether the payment is converted into U.S. dollars on the date of receipt.  If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder will generally not be required to recognize foreign currency gain or loss in respect of the dividend income.  A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of its receipt.  Gain or loss that a U.S. Holder realizes on a sale or other disposition of euro will be U.S.-source ordinary income or loss.  Corporate U.S. Holders will not be entitled to claim the dividends-received deduction with respect to dividends paid by Telefónica. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends received by certain non-corporate U.S. Holders will be taxable at rates applicable to long-term capital gains.  Non-corporate U.S. Holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at these favorable rates.

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

Passive foreign investment company rules

Telefónica believes that it was not a PFIC for U.S. federal income tax purposes for its 2014 taxable year. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that Telefónica will not be considered a PFIC for any taxable year.  If Telefónica were treated as a PFIC for any taxable year during which a U.S. Holder owned a share or ADS, certain adverse tax consequences could apply to the U.S. Holder.

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

If Telefónica were a PFIC for any taxable year during which a U.S. Holder owned our shares or ADSs, the U.S. Holder will generally be required to file IRS Form 8621 with its annual U.S. federal income tax return.

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

Certain U.S. Holders who are individuals and certain specified entities, may be required to report information relating to stock of a non-U.S. person, subject to certain exceptions (including an exception for stock held through a U.S. financial institution). U.S. Holders are urged to consult their tax advisers regarding the application, if any, of this legislation to their ownership of shares or ADSs.

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

Exchange rate risk arises primarily from (i) our international presence, through our investments and businesses in countries that use currencies other than the euro (primarily in Latin America, but also in the United Kingdom), and (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt.

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

The Depositary has agreed to reimburse or pay on behalf of Telefónica, S.A., certain reasonable expenses related to our ADS program and incurred by us in connection with the program (such as NYSE listing fees, legal and accounting fees incurred with preparation of Form 20-F and ongoing SEC compliance and listing requirements, distribution of proxy materials, investor relations expenses, etc.). The Depositary has covered all such expenses incurred by us during 2014 for an amount of 7 million dollars. The amounts the Depositary reimbursed or paid are not perforce related to the fees collected by the depositary from ADS holders.

As part of its service to us, the Depositary has agreed to waive certain expenses for the standard costs associated with the administration of our ADS program for the year ended December 31, 2014.

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

Telefónica management assessed the effectiveness of Telefónica’s internal control over financial reporting as of December 31, 2014. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 framework) in Internal Control – Integrated Framework. Based on its assessment and those criteria, Telefónica management believes that at December 31, 2014, Telefónica’s internal control over financial reporting is effective.

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

Item 16B. Code of Ethics

Telefónica is governed by a code of business conduct and ethics called the Telefónica Business Principles. The Business Principles are binding on all employees globally, including senior officers, in their daily operations and on the Company in its relations with its stakeholders.

The standards set forth in the Telefónica Business Principles cover ethical issues such as honesty and trust, respect for the law, integrity and the respect of human rights, as well as how these ethical principles should be implemented in our relationships with our stakeholders: employees, customers, shareholders, suppliers and the communities we work in. Issues covered, amongst other, are professional development, health and safety, communications and advertising, corporate governance, risk management, conflicts of interest, environmental protection, privacy and data protection, etc.

The Telefónica Business Principles are available and open to consultation for employees on the Telefónica Intranet site as well as for the general public on the Telefónica external website (www.telefonica.com/en/about_telefonica/html/strategy/principactua.shtml). For more information, please see “Item 16G. Corporate Governance - Code of Ethics.”

No amendments were made to the Telefónica Business Principles in 2014, nor were there any waivers granted.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The number of shares of treasury stock at December 31, 2014, amounted to 128,227,971 (29,411,832 at December 31, 2013). These treasury shares are directly owned by Telefónica, S.A.

Year ended December 31, 2014
Period of Fiscal Year	Total Number of Shares Purchased	Average Price Paid per Share (euro)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs(1)
January 1 to January 31	10,914,199	11.88	0
February 1 to February 28	14,402,765	11.23	0
March 1 to March 31	15,056,983	11.15	0
April 1 to April 30	5,304,169	11.66	125,080
May 1 to May 31	6,097,563	12.01	0
June 1 to June 30	3,150,000	12.33	0
July 1 to July 31	7,250,000	12.25	4,097
August 1 to August 31	9,147,736	11.86	0
September 1 to September 30	6,800,000	11.61	0
October 1 to October 31	5,950,000	11.38	0
November 1 to November 30	2,800,000	11.97	0
December 1 to December 31	13,850,000	11.93	0
Total	100,723,415	11.67	129,177

(1)	Under employee share plans a maximum of 129,177 shares could be assigned to employees participating in voluntary plans. See Note 19 to our Consolidated Financial Statements.

For a more detailed description of our plans or programs, see “Item 8. Financial Information—Dividend Information and Shareholders’ Return” and Note 19 to our Consolidated Financial Statements.

Item 16F. Change in Registrant’s Certifying Accountant

During the years ended December 31, 2013 and 2014 and through the date of this Annual Report, the principal independent accountant engaged to audit our financial statements, Ernst & Young, S.L., has not resigned, indicated that it has declined to stand for re-election after the completion of its current audit or been dismissed. For each of the years ended December 31, 2013 and 2014, Ernst & Young, S.L. has not expressed reliance on another accountant or accounting firm in its report on our audited annual accounts for such periods.

Item 16G. Corporate Governance

Significant Differences in Corporate Governance Practices

Corporate governance guidelines

In Spain, companies with securities listed on a Spanish Stock Exchange are expected to follow the Spanish Corporate Governance Code published by the CNMV, which contains corporate governance and shareholder disclosure recommendations. Spanish listed companies are required by law to publish an Annual Report on Corporate Governance and a Report on the Compensation Policy of the Board of Directors. Additionally, Spanish listed companies are required to publish their corporate governance information on their websites. As part of our corporate governance procedures, we have adopted regulations for our Board of Directors that govern, among other things, director qualification standards, responsibilities, compensation, access to management information, the Board of Directors’ purpose and each of our Board Committee’s purpose and responsibilities. Moreover, we have a Regulation of the General Shareholders’ Meeting that aims to reinforce its transparency, providing shareholders with a framework guaranteeing and facilitating exercise of their rights. The Annual Report on Corporate Governance published by us provides a detailed explanation of our corporate governance procedures and explains the role and duties of our Board of Directors and Board Committees. Our Annual Report on Corporate Governance and the Report on the Compensation Policy of the Board of Directors of Telefónica, S.A. are available on our website at www.telefonica.com. None of the information contained on our website is incorporated in this Annual Report.

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

Non-Executive Director Meetings

Pursuant to the NYSE listing standards, non-executive directors of U.S.-listed companies must meet on a regular basis without management present and the company must disclose a method for any interested parties to communicate directly with the non-executive directors. As a group, our non-executive directors do not meet formally without management present. Nevertheless, each of the Audit and Control Committee, the Nominating, Compensation and Corporate Governance Committee, the Institutional Affairs Committee, and the Innovation Committee is composed exclusively of non-executive directors, thus giving each of these committees, the chance to analyze and discuss any matter related to our management, within its respective area of responsibility.

In addition, since May 2013, we have a lead independent director who acts as “Coordinating Independent Director”, who our By-laws grant the right to have a say on key elements of governance structure that most companies in Spain and around the world, reserve to the Board of Directors.

According to our By-laws (Art. 32) the independent director who acts as “Coordinating Independent Director”, will:

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

Please see pages F-4 through F-157.

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
4.5
Renewal Agreement, dated October 28, 2009, by and among Telefónica S.A., Assicurazioni Generali S.p.A.  (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A., Generali Lebensversicherung A.G.), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.***

4.6	Amendment Deed to the Call Option, dated October 28, 2009, by and between Telefónica S.A. and Telco S.p.A.***
4.7	Subscription Agreement, dated September 6, 2009 between Telefónica, S.A. and China Unicom (Hong Kong) Limited****
4.8	Enhanced Strategic Alliance Agreement dated January 23, 2011 between Telefónica, S.A. and China Unicom (Hong Kong) Limited*****
4.9
Amendment to Shareholders’ Agreement, dated December 10, 2010, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.*******

4.10
Second Renewal Agreement, dated February 29, 2012, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Toro S.p.A., INA Assitalia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.*******

4.11	Amendment Deed to Call Option Agreement, dated February 29, 2012, between Telefónica and Telco*******
4.12
Share Purchase Agreement for the Sale and Purchase of Shares in China Unicom (Hong Kong) Limited, dated June 10, 2012 and Supplemental Agreement, dated July 21, 2012, between Telefónica, Internacional S.A.U. and a 100% owned subsidiary of China United Network Communications Group Company Limited********

4.13	Agreement for the Sale and Purchase of Customer Relationship Management business, Atento, dated October 11, 2012********
4.14	Share Purchase Agreement entered into between Koninkijke KPN N.V., Telefónica S.A. and Telefonica Deutschland Holding AG, dated July 23, 2013 (1)*********
4.15
First Amendment Agreement to the Share Purchase Agreement entered into between Koninkijke KPN N.V., Telefónica S.A. and Telefonica Deutchsland Holding AG, dated July 23, 2013, dated August 26, 2013.*********

4.16
Stock Purchase Agreement and Other Covenants, dated September 18, 2014, by and among Virendi, S.A., Société d’Investissements et de Gestion 72 S.A. and Société d’Investissements et de Gestion 108 SAS, as the sellers, Telefónica Brasil S.A., as purchaser, GVT Participações S.A., as target, Global Village Telecom S.A. and Telefónica, S.A.(1)

4.17	Long Term Incentive Plan Terms
8.1	Subsidiaries of Telefónica (see Note 1 to the Consolidated Financial Statements and Appendix VI thereto)
12.1	Certification of César Alierta Izuel, Chief Executive Officer of Telefónica, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Miguel Escrig Meliá, Chief Financial Officer of Telefónica, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm
*	Incorporated by reference to Telefónica’s Schedule 13D/A filed on November 1, 2007.
**	Incorporated by reference to Telefónica’s Schedule 13D/A filed on November 26, 2007.
***	Incorporated by reference to Telefónica’s Schedule 13D/A filed on November 23, 2009.
****	Incorporated by reference to Telefónica’s Schedule 13D/A filed on September 17, 2009.
*****	Incorporated by reference to Telefónica’s Schedule 13D filed on February 8, 2011.
******	Incorporated by reference to Telefónica’s Schedule 13 D/A filed on March 12, 2012.
*******	Incorporated by reference to Telefónica’s Schedule 13 D/A filed on June 13, 2012 and Schedule 13 D/A filed on August 1, 2012, respectively.
********	Incorporatedby reference to Telefónica’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012.
*********	Incorporated by reference to Telefónica’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013.

(1)	Confidential treatment has been requested with respect to certain portions of this agreement. Confidential portions have been redacted and separately filed with the SEC.

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

Date: February 27, 2015

2014

Consolidated Financial Statements (Consolidated Annual Accounts)

Telefónica, S.A. and subsidiaries composing the Telefónica Group.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Telefónica, S.A.

We have audited Telefónica, S.A.’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Telefónica, S.A.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Telefónica, S.A.’s internal control over financial reporting based on our audit.

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

In our opinion, Telefónica, S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Telefónica, S.A. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2014 and our report dated February 27, 2015 expressed an unqualified opinion thereon.

ERNST & YOUNG, S.L.

/s/ Ignacio Viota del Corte
Ignacio Viota del Corte

Madrid, Spain
February 27, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Telefónica, S.A.

We have audited the accompanying consolidated statements of financial position of Telefónica, S.A. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2014. These consolidated financial statements are the responsibility of Telefónica, S.A.’s Directors. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telefónica, S.A. and subsidiaries as of December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Telefónica S.A.’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 27, 2015 expressed an unqualified opinion thereon.

ERNST & YOUNG, S.L.

/s/ Ignacio Viota del Corte
Ignacio Viota del Corte

Madrid, Spain
February 27, 2015

Consolidated Statements of financial position
Millions of euros	NOTE	2014	2013
ASSETS
A) NON-CURRENT ASSETS		99,435	89,597
Intangible assets	(Note 6)	22,353	18,548
Goodwill	(Note 7)	25,111	23,434
Property, plant and equipment	(Note 8)	33,343	31,040
Investments accounted for by the equity method	(Note 9)	788	2,424
Non-current financial assets	(Note 13)	10,973	7,775
Deferred tax assets	(Note 17)	6,867	6,376
B) CURRENT ASSETS		22,864	29,265
Inventories		934	985
Trade and other receivables	(Note 11)	10,606	9,640
Tax receivables	(Note 17)	1,749	1,664
Current financial assets	(Note 13)	2,932	2,117
Cash and cash equivalents	(Note 13)	6,529	9,977
Non-current assets held for sale	(Note 2)	114	4,882
TOTAL ASSETS (A+B)		122,299	118,862

	NOTE	2014	2013
EQUITY AND LIABILITIES
A) EQUITY		30,289	27,482
Equity attributable to equity holders of the parent and other holders of equity instruments	(Note 12)	21,115	21,185
Equity attributable to non-controlling interests	(Note 12)	9,174	6,297
B) NON-CURRENT LIABILITIES		62,311	62,236
Non-current interest-bearing debt	(Note 13)	50,688	51,172
Non-current trade and other payables	(Note 14)	2,377	1,701
Deferred tax liabilities	(Note 17)	2,566	3,063
Non-current provisions	(Note 15)	6,680	6,300
C) CURRENT LIABILITIES		29,699	29,144
Current interest-bearing debt	(Note 13)	9,094	9,527
Current trade and other payables	(Note 14)	16,943	15,221
Current tax payables	(Note 17)	2,026	2,203
Current provisions	(Note 15)	1,595	1,271
Liabilities associated with non-current assets held for sale	(Note 2)	41	922
TOTAL EQUITY AND LIABILITIES (A+B+C)		122,299	118,862
The accompanying Notes 1 to 23 and Appendices I to VII are an integral part of these consolidated statements of financial position.

Consolidated income statements
Millions of euros	NOTES	2014	2013	2012
INCOME STATEMENTS
Revenues	(Note 18)	50,377	57,061	62,356
Other income	(Note 18)	1,707	1,693	2,323
Supplies		(15,182)	(17,041)	(18,074)
Personnel expenses		(7,098)	(7,208)	(8,569)
Other expenses	(Note 18)	(14,289)	(15,428)	(16,805)
Depreciation and amortization	(Note 18)	(8,548)	(9,627)	(10,433)
OPERATING INCOME		6,967	9,450	10,798
Share of loss of investments accounted for by the equity method	(Note 9)	(510)	(304)	(1,275)
Finance income		992	933	963
Exchange gains		4,110	3,323	2,382
Finance costs		(3,511)	(3,629)	(4,025)
Exchange losses		(4,413)	(3,493)	(2,979)
Net financial expense	(Note 16)	(2,822)	(2,866)	(3,659)
PROFIT BEFORE TAX		3,635	6,280	5,864
Corporate income tax	(Note 17)	(383)	(1,311)	(1,461)
PROFIT FOR THE YEAR		3,252	4,969	4,403
Non-controlling interests	(Note 12)	(251)	(376)	(475)
PROFIT FOR THE YEAR ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		3,001	4,593	3,928
Basic and diluted earnings per share attributable to equity holders of the parent (euros)	(Note 18)	0.61	0.99	0.85
The accompanying Notes 1 to 23 and Appendices I to VII are an integral part of these consolidated income statements.

Consolidated statements of comprehensive income	2014	2013	2012
Millions of euros
Profit for the year	3,252	4,969	4,403
Other comprehensive income (loss)
(Losses) gains on measurement of available-for-sale investments	(45)	32	(49)
Income tax impact	7	(10)	4
Reclassification of losses included in the income statement	−	51	46
Income tax impact	−	(15)	(3)
	(38)	58	(2)

(Losses) gains on hedges	(507)	831	(1,414)
Income tax impact	127	(247)	376
Reclassification of losses included in the income statement (Note 16)	163	121	173
Income tax impact	(49)	(36)	(5)
	(266)	669	(870)

Share of losses recognized directly in equity of associates and others	(27)	(29)	(27)
Income tax impact	3	4	9
Reclassification of losses included in the income statement	103	1	4
Income tax impact	(24)	−	−
	55	(24)	(14)

Translation differences	(2,810)	(6,454)	(1,862)

Total other comprehensive loss recognized in the period (Items that may be reclassified subsequently to profit or loss)	(3,059)	(5,751)	(2,748)

Actuarial losses and impact of limit on assets for defined benefit pension plans	(173)	(49)	(154)
Income tax impact	38	1	39
	(135)	(48)	(115)

Total other comprehensive loss recognized in the period (Items that will not be reclassified subsequently to profit or loss)	(135)	(48)	(115)

Total comprehensive income (loss) recognized in the year	58	(830)	1,540
Attributable to:
Equity holders of the parent and other holders of equity instruments	(258)	(434)	1,652
Non-controlling interests	316	(396)	(112)
	58	(830)	1,540
The accompanying Notes 1 to 23 and Appendices I to VII are an integral part of these consolidated statements of comprehensive income.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	Attributable to equity holders of the parent and other holders of equity instruments											Non-controlling interests (Note 12)	Total equity
Millions of euros	Share capital	Share premium	Treasury Shares	Other equity instruments	Legal reserve	Retained earnings	Available-for-sale investments	Hedges	Equity of associates and others	Translation differences	Total
Financial position at December 31, 2013	4,551	460	(544)	2,466	984	22,517	94	(37)	(31)	(9,275)	21,185	6,297	27,482
Profit for the year	−	−	−	−	−	3,001	−	−	−	−	3,001	251	3,252
Other comprehensive loss	−	−	−	−	−	(121)	(39)	(297)	55	(2,857)	(3,259)	65	(3,194)
Total comprehensive income	−	−	−	−	−	2,880	(39)	(297)	55	(2,857)	(258)	316	58
Dividends distribution (Note 12)	106	−	−	−	−	(2,138)	−	−	−	−	(2,032)	(406)	(2,438)
Net movement in treasury shares	−	−	(1,042)	−	−	(113)	−	−	−	−	(1,155)	−	(1,155)
Acquisitions and disposals of non-controlling interests and business combinations (Note 5)	−	−	−	−	−	(307)	−	−	−	−	(307)	2,965	2,658
Undated Deeply Subordinated Securities and notes mandatorily convertible (Note 12)	−	−	−	3,885	−	(129)	−	−	−	−	3,756	−	3,756
Other movements	−	−	−	−	−	(74)	−	−	−	−	(74)	2	(72)
Financial position at December 31, 2014	4,657	460	(1,586)	6,351	984	22,636	55	(334)	24	(12,132)	21,115	9,174	30,289

Financial position at December 31, 2012	4,551	460	(788)	−	984	19,569	36	(715)	(7)	(3,629)	20,461	7,200	27,661
Profit for the year	−	−	−	−	−	4,593	−	−	−	−	4,593	376	4,969
Other comprehensive loss	−	−	−	−	−	(48)	58	678	(24)	(5,691)	(5,027)	(772)	(5,799)
Total comprehensive loss	−	−	−	−	−	4,545	58	678	(24)	(5,691)	(434)	(396)	(830)
Dividends distribution (Note 12)	−	−	−	−	−	(1,588)	−	−	−	−	(1,588)	(739)	(2,327)
Net movement in treasury shares	−	−	244	−	−	(92)	−	−	−	−	152	−	152
Acquisitions and disposals of non-controlling interests and business combinations (Note 5)	−	−	−	−	−	66	−	−	−	45	111	238	349
Undated Deeply Subordinated Securities (Note 12)	−	−	−	2,466	−	−	−	−	−	−	2,466	−	2,466
Other movements	−	−	−	−	−	17	−	−	−	−	17	(6)	11
Financial position at December 31, 2013	4,551	460	(544)	2,466	984	22,517	94	(37)	(31)	(9,275)	21,185	6,297	27,482

Financial position at December 31, 2011	4,564	460	(1,782)	−	984	19,374	38	154	7	(2,163)	21,636	5,747	27,383
Profit for the year	−	−	−	−	−	3,928	−	−	−	−	3,928	475	4,403
Other comprehensive loss	−	−	−	−	−	(112)	(2)	(870)	(14)	(1,278)	(2,276)	(587)	(2,863)
Total comprehensive income	−	−	−	−	−	3,816	(2)	(870)	(14)	(1,278)	1,652	(112)	1,540
Dividends distribution (Note 12)	71	−	−	−	−	(2,907)	−	−	−	−	(2,836)	(442)	(3,278)
Net movement in treasury shares	−	−	(327)	−	−	(299)	−	−	−	−	(626)	−	(626)
Acquisitions and disposals of non-controlling interests and business combinations (Note 5)	−	−	−	−	−	1,170	−	1	−	(188)	983	1,800	2,783
Capital reduction	(84)	−	1,321	−	−	(1,237)	−	−	−	−	−	−	−
Other movements	−	−	−	−	−	(348)	−	−	−	−	(348)	207	(141)
Financial position at December 31, 2012	4,551	460	(788)	−	984	19,569	36	(715)	(7)	(3,629)	20,461	7,200	27,661
The accompanying Notes 1 to 23 and Appendices I to VII are an integral part of these consolidated statements of changes in equity.

Consolidated statements of cash flows
Millions of euros	NOTES	2014	2013	2012
Cash flows from operating activities
Cash received from customers		61,522	69,149	75,962
Cash paid to suppliers and employees		(45,612)	(50,584)	(55,858)
Dividends received		48	49	85
Net interest and other financial expenses paid		(2,578)	(2,464)	(2,952)
Taxes paid		(1,187)	(1,806)	(2,024)

Net cash from operating activities	(Note 20)	12,193	14,344	15,213

Cash flows from investing activities
Proceeds on disposals of property, plant and equipment and intangible assets		340	561	939
Payments on investments in property, plant and equipment and intangible assets		(9,205)	(9,674)	(9,481)
Proceeds on disposals of companies, net of cash and cash equivalents disposed		3,615	260	1,823
Payments on investments in companies, net of cash and cash equivalents acquired		(5,020)	(398)	(37)
Proceeds on financial investments not included under cash equivalents		302	50	30
Payments on financial investments not included under cash equivalents		(247)	(386)	(834)
Proceeds (payments) on placements of cash surpluses not included under cash equivalents		217	(314)	(318)
Government grants received		30	1	1

Net cash used in investing activities	(Note 20)	(9,968)	(9,900)	(7,877)

Cash flows from financing activities
Dividends paid	(Note 12)	(2,328)	(2,182)	(3,273)
Transactions with equity holders		(427)	65	656
Operations with other equity holders	(Note 12)	3,713	2,466	−
Proceeds on issue of debentures and bonds, and other debts	(Note 13)	4,453	5,634	8,090
Proceeds on loans, borrowings and promissory notes		4,290	3,231	6,002
Cancellation of debentures and bonds, and other debts	(Note 13)	(5,116)	(5,667)	(4,317)
Repayments of loans, borrowings and promissory notes		(8,604)	(6,232)	(8,401)
Payments on financed spectrum licenses		(22)	−	−

Net cash used in financing activities	(Note 20)	(4,041)	(2,685)	(1,243)
Effect of changes in exchange rates		(1,616)	(1,468)	(382)
Effect of changes in consolidation methods		(16)	(161)	1
Net increase (decrease) in cash and cash equivalents during the year		(3,448)	130	5,712
CASH AND CASH EQUIVALENTS AT JANUARY 1		9,977	9,847	4,135
CASH AND CASH EQUIVALENTS AT DECEMBER 31	(Note 13)	6,529	9,977	9,847

RECONCILIATION OF CASH AND CASH EQUIVALENTS WITH THE STATEMENT OF FINANCIAL POSITION

BALANCE AT JANUARY 1		9,977	9,847	4,135
Cash on hand and at banks		7,834	7,973	3,411
Other cash equivalents		2,143	1,874	724
BALANCE AT DECEMBER 31	(Note 13)	6,529	9,977	9,847
Cash on hand and at banks		4,912	7,834	7,973
Other cash equivalents		1,617	2,143	1,874

The accompanying Notes 1 to 23 and Appendices I to VII are an integral part of these consolidated statements of cash flows.

Telefónica, S.A. and subsidiaries composing the Telefónica Group

Notes to the consolidated financial statements (consolidated annual accounts) for the year ended December 31, 2014

Note 1. Background and general information

Telefónica, S.A. and its subsidiaries and investees (“Telefónica”, “the Company”, the “Telefónica Group” or "the Group”) make up an integrated and diversified telecommunications group operating mainly in Europe and Latin America. The Group’s activity is centered around services of wireline and wireless telephony, broadband, internet, data traffic, Pay TV and other digital services.

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

Note 2. Basis of presentation of the consolidated financial statements

The accompanying consolidated financial statements were prepared from the accounting records of Telefónica, S.A. and of each of the companies comprising the Telefónica Group, whose separate financial statements were prepared in accordance with the generally accepted accounting principles prevailing in the various countries in which they are located, and for purposes of these consolidated financial statements are presented in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which for the purposes of the Telefónica Group are not different from those adopted by the European Union, to give a true and fair view of the consolidated equity and financial position at December 31, 2014, and of the consolidated results of operations, changes in consolidated equity and the consolidated cash flows obtained and used in the year then ended. The figures in these consolidated financial statements are expressed in millions of euros, unless otherwise indicated, and therefore may be rounded. The euro is the Group’s reporting currency.

The accompanying consolidated financial statements for the year ended December 31, 2014 were approved by the Company’s Board of Directors at its meeting on February 23, 2015 for submission for approval at the General Shareholders’ Meeting, which is expected to occur without modification.

Note 3 contains a detailed description of the most significant accounting policies used to prepare these consolidated financial statements.

Materiality criteria

These consolidated financial statements do not include any information or disclosures that, not requiring presentation due to their qualitative significance, have been determined as immaterial or of no relevance pursuant to the concepts of materiality or relevance defined in the IFRS conceptual framework, insofar as the Telefónica Group consolidated financial statements, taken as a whole, are concerned.

Comparative information and main changes in the consolidation scope

For comparative purposes, the accompanying consolidated financial statements for 2014 include the figures for 2013, and in the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows, and the notes thereto for the year then ended, they also include those of 2012.

The main events and changes in the consolidation scope affecting comparability of the consolidated information for 2014 and 2013 (see Appendix I for a more detailed explanation of the changes in consolidation scope) are as follows:

a) Exchange rate regime in Venezuela

On February 8, 2013, the Venezuelan bolivar was devalued from 4.3 bolivars per U.S. dollar to 6.3 bolivars per U.S. dollar.

The exchange rate of 6.3 bolivars per U.S. dollar was used in the translation of the financial information of Venezuelan subsidiaries for the whole year 2013.

During 2014, by virtue of certain Exchange Agreements the allocations conducted through the Complementary System for Administration of Foreign Currency (SICAD I), to which Telefónica Venezuela had access for imports, were expanded and, in addition, a new exchange mechanism with a more widespread use was put in place, called SICAD II.

The exchange rates resulting in the last allocations of SICAD I and SICAD II before December 31, 2014 were 12 and 49.988 bolívares per U.S. dollar, respectively.

In the absence of SICAD I auctions since mid-October 2014, and the lack of expectations of new auctions close to 2014 year-end, in a macroeconomic context aggravated by the fall of the oil price, the Company has decided to take as a reference the rate resulting in the allocations conducted through SICAD II for translating the financial statements of the Venezuelan subsidiaries. The Company has considered that it is the most representative among the available official exchange rates at 2014 year-end for the monetary translation of the accounting figures of transactions, cash flows and balances.

The main impacts of using this new exchange rate in the Telefónica Group’s consolidated financial statements as of December 31, 2014 were as follows:

•
A decrease in Equity, within the caption “Translation differences”, of approximately 2,950 million euros (see Note 12.f) as a combined result of the translation to euros at the new exchange rate partially offset by the impact in equity of the inflation adjustment for the period.

•
As part of the decrease mentioned in the preceding paragraph, the value in euros of the net financial assets denominated in bolivars decreased by approximately 2,700 million euros, as per the balance as of December 31, 2014.

•
The results from the Telefónica’s subsidiaries in Venezuela have been translated at the new exchange rate. This implies a reduction in Operating income before depreciation and amortization (OIBDA) and profit for the year of, approximately, 1,730 and 660 million euros, respectively.

b) Acquisition of E-Plus

Telefónica finalized the E-Plus Mobilfunk GmbH &Co KG (E-Plus) purchase on October 1, 2014, once the approval of the European Commission was obtained and the share capital increase by Telefónica Deutschland Holding, A.G. to finance the operation was completed.

Following the acquisition of E-Plus, the Telefónica Group’s stake in Telefónica Deutschland Holding, A.G. decreased from 76.83% to 62.1%. The Group consolidates E-Plus from October 1, 2014 using the full consolidation method.

The purchase consideration amounts to 7,463 million euros. The fair value of the assets acquired and the liabilities assumed was 7,460 and 1,683 million euros, respectively. The goodwill generated on the transaction amounts to 1,686 million euros (see Note 5).

c) Recording of the investment in Telecom Italia, S.p.A.

Telefónica, S.A.’s shareholding in Telco, S.p.A., (holding company of our investment in Telecom Italia, S.p.A.), previously accounted for using the equity method (see Note 9), was classified as an available-for-sale financial asset under “Non-current financial assets” (see Note 13), as of December 31, 2014, as it was considered that Telefónica ceased to have significant influence in its indirect stake in Telecom Italia, S.p.A.

The impact of this reclassification, together with the contribution of Telco, S.p.A. to results for the year, led to a negative impact of 464 million euros in 2014 under the heading “Share of loss of investments accounted for by the equity method”.

In 2013, the negative impact of Telco, S.p.A. on “Share of loss of investments accounted for by the equity method” was 267 million euros.

d) Sale of ownership interest in Telefónica Czech Republic, a.s.

On November 5, 2013 Telefónica reached an agreement to sell 65.9% of Telefónica Czech Republic, a.s. to PPF Group N.V.I. for an equivalent of approximately 2,467 million euros in cash at the date of the agreement.

As a result of the transaction, a loss was recognized for the 176 million-euro adjustment to the value of the assets assigned to Telefónica Czech Republic, under "Other expenses" in the consolidated income statement for 2013 (see Note 18).

Consolidated assets and liabilities subject to this transaction were classified under “Non-current assets held for sale” and “Liabilities associated with non-current assets held for sale”, respectively, in the consolidated statement of financial position at December 31, 2013. Their composition is as follows:

Millions of euros	12/31/2013
Non-current assets	3,436
Current assets	412
Non-current liabilities	280
Current liabilities	436

The transaction was completed in January 2014, once the pertinent regulatory authorization was obtained, and the entity was removed from the consolidation scope as of January 1, 2014. The impact to Equity attributable to non-controlling interests is a 666 million euros decrease (see Note 12.h).

Subsequent to this transaction, Telefónica held a 4.9% stake in the company, which in turn was sold in October 2014 for 160 million euros.

e) Sale of ownership interest in Telefónica Ireland, Ltd.

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

The sale was concluded on July 15, 2014, once the pertinent regulatory authorizations were obtained.

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

a) Hyperinflationary economies

Venezuela is considered as a hyperinflationary economy since 2011. The inflation rates used to prepare the restated financial information are those published by the Central Bank of Venezuela, or the best estimate in case the definitive index is not available. On an annual basis, these rates are 64.1% and 56.2% for 2014 and 2013, respectively.

b) Translation methodology

The income statements and statements of cash flows of the Group’s foreign subsidiaries (except Venezuela) were translated into euros at the average exchange rates for the year.

c) Goodwill

After initial recognition, goodwill is carried at cost, less any accumulated impairment losses. Goodwill is recognized as an asset denominated in the currency of the company acquired and is tested for impairment annually or more frequently, if there are certain events or changes indicating the possibility that the carrying amount may not be fully recoverable. The potential impairment loss is determined by assessing the recoverable amount of the cash generating unit (or group of cash generating units) to which the goodwill is allocated from the acquisition date.

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

•	Software is amortized on a straight-line basis over its useful life, generally estimated to be between two and five years.

e) Property, plant and equipment

Property, plant and equipment is carried at cost less any accumulated depreciation and any accumulated impairment in value.

Cost includes, among others, direct labor used in installation and the allocable portion of the indirect costs required for the related asset. The latter two items are recorded as revenue under the concept “Own work capitalized” of the line item “Other income”.

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

l) Revenue and expenses

The Telefónica Group revenues are derived principally from providing the following telecommunications services: traffic, connection fees, regular (normally monthly) network usage fees, interconnection, network and equipment leasing, handset sales and other digital services such as Pay TV and value-added services (text or data messages, among others) or maintenance. Products and services may be sold separately or bundled in promotional packages.

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

For bundled packages that include multiple elements sold in the wireline, wireless, internet and television businesses it is determined whether it is necessary to separate the separately identifiable elements and apply the corresponding revenue recognition policy to each element. Total package revenue is allocated among the identified elements based on their respective fair values (i.e. the fair value of each element relative to the total fair value of the package).

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

Provisions

The amount of the provision is determined based on the best estimate of the outflow of resources required to settle the obligation, bearing in mind all available information at the statement of financial position date, including the opinions of independent experts such as legal or financial counsel.

Given the uncertainties inherent in the estimates used to determine the amount of provisions, actual outflows of resources may differ from the amounts recognized originally on the basis of the estimates.

Revenue recognition

Connection fees

Connection fees generated when customers connect to the Group’s network are deferred and recognized as revenue over the average estimated customer relationship period.

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

Exchange rate used to translate the financial statements of our Venezuelan subsidiaries

As of December 31, 2014, there are multiple exchange mechanisms and published exchange rates potentially available for translation of the financial statements of the Group’s Venezuelan subsidiaries.

We review, on a regular basis, the economic conditions in Venezuela and the specific circumstances of our Venezuelan operations. Assessment of the exchange rate that best reflects the economics of Telefónica’s business activities in

Venezuela relies on several factors and is performed considering all the information available at the closing date, and entails the use of assumptions and estimates and significant management judgment.

Due to inherent uncertainties in the estimates required to determine the appropriate exchange rate for the conversion of BsF-denominated financial statements, actual cash flows denominated in such currency may differ from the amounts currently recognized on the basis of our estimates, as a result of changes in currency laws or changes in exchange mechanisms or published exchange rates that may have a material impact on the conversion rate used for our Venezuelan subsidiaries’ financial statements, affecting the net monetary position of assets (liabilities) denominated in BsF.

n) New IFRS and interpretations of the IFRS Interpretations Committee (IFRIC)

The accounting policies applied in the preparation of the consolidated financial statements for the year ended December 31, 2014 are consistent with those used in the preparation of the Group’s consolidated financial statements for the year ended December 31, 2013, except for the application of new standards, amendments to standards and interpretations published by the IASB and the IFRIC, and adopted by the European Union, effective as of January 1, 2014, noted below:

•	IAS 32 Offsetting Financial Assets and Financial Liabilities - Amendments to IAS 32

These amendments clarify the meaning of “currently has a legally enforceable right to set-off” and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting. The application of these amendments has had no impact in the Group’s consolidated financial position or results.

•	IFRIC Interpretation 21 Levies (IFRIC 21)

IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. The adoption of IFRIC 21 did not have a material financial impact in the Group’s consolidated financial position or results.

•	IAS 39 Novation of Derivatives and Continuation of Hedge Accounting – Amendments to IAS 39

These amendments provide relief from discontinuing hedge accounting when novation (that was not contemplated on the original hedging documentation) of a derivative designated as a hedging instrument meets certain criteria: the novation is made pursuant to laws or regulations, a clearing counterparty becomes the new counterparty to each of the original parties and changes to the terms of the derivative are limited to those necessary to change the counterparty.  The application of these amendments has had no impact on the Group’s consolidated financial position or results.

•	Recoverable Amount Disclosures for Non-Financial Assets – Amendments to IAS 36 Impairment of Assets

These amendments remove the unintended consequences of IFRS 13 Fair Value Measurement on the disclosures required under IAS 36. Under the amendments, recoverable amount is required to be disclosed only when an impairment loss has been recognized or reversed during the period. Accordingly, these amendments have been considered while making disclosures for impairment of non-financial assets in these consolidated financial statements.

•	Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)

These amendments provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under IFRS 10. The exception to consolidation requires investment entities to account for subsidiaries –as well as investments in associates and joint ventures – at fair value through profit or loss. This amendment is not relevant to the Group, since none of the entities in the Group qualifies to be an investment entity under IFRS 10.

New standards and IFRIC interpretations issued but not effective as of December 31, 2014

At the date of authorization for issue of the accompanying consolidated financial statements, the following IFRS, amendments and IFRIC interpretations had been issued by the IASB, but their application was not mandatory:

Standards and amendments		Mandatory application: annual periods beginning on or after
Amendments to IAS 19	Defined Benefit Plans: Employee Contributions	July 1, 2014
Improvements to IFRS 2010-2012		July 1, 2014
Improvements to IFRS 2011-2013		July 1, 2014
Improvements to IFRS 2012-2014		January 1, 2016
IFRS 14	Regulatory Deferral Accounts	January 1, 2016
Amendments to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations	January 1, 2016
Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortization	January 1, 2016
Amendments to IAS 16 and IAS 41	Agriculture: Bearer Plants	January 1, 2016
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	January 1, 2016
Amendments to IAS 1	Disclosure Initiative	January 1, 2016
Amendments to IFRS 10, IFRS 12 and IAS 28	Investment Entities: Applying the Consolidation Exception	January 1, 2016
IFRS 15	Revenues from Contracts with Customers	January 1, 2017
IFRS 9	Financial instruments	January 1, 2018
Amendments to IFRS 7	Disclosures - Transition to IFRS 9	January 1, 2018

Based on the analyses made to date, the Group estimates that the adoption of most of these standards, amendments and improvements will not have a significant impact on the consolidated financial statements in the initial period of application. However, IFRS 15 is likely to have an impact in the timing and amount of revenue recognition in connection with certain bundled revenue transactions, The Group is currently assessing the impact of the application of this standard. Also, the changes introduced by IFRS 9 will affect financial instruments and transactions with financial instruments carried out on or after January 1, 2018.

Note 4. Segment information

On February 26, 2014, the Board of Directors of Telefónica, S.A. approved the implementation of a new organizational structure completely focused on clients and which incorporates the digital offering as the main focus for commercial policies. The structure gives greater visibility to local operators, bringing them closer to the corporate decision-making center, simplifying the Group’s global structure and strengthening the transverse areas to improve flexibility and agility in decision making.

As a result of this organization, the new structure is made up of the following segments: Telefónica Spain, Telefónica Brazil, Telefónica Germany, Telefónica UK and Telefónica Hispanoamérica (formed by the Group’s operators in Argentina, Chile, Peru, Colombia, Mexico, Venezuela and Central America, Ecuador and Uruguay). These segments include all information relating to wireline, wireless, cable, internet, television businesses and other digital services in accordance with each location. "Other companies and eliminations" includes the companies belonging to the transverse areas as well as other Group companies and eliminations in the consolidation process.

The Group’s segment information of years before 2014 were revised in the accompanying consolidated financial statements to reflect this new organization.

Segment reporting takes into account the impact of the purchase price allocation to assets acquired and the liabilities assumed from the companies included in each segment. The assets and liabilities presented in each segment are those managed by the heads of each segment, irrespective of their legal structure.

The Group manages borrowing activities and taxes centrally. Therefore, it does not disclose the related assets, liabilities, revenue and expenses by reportable segments. In addition, revenue and expenses arising from intra-group invoicing for the use of the trademark and management services have been eliminated from the operating results of each Group segment. These adjustments have no impact on the Group’s consolidated results.

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

Key segment information is as follows:

2014
Millions of euros	Telefónica Spain	Telefónica UK	Telefónica Germany	Telefónica Brazil	Telefónica Hispanoamérica	Other and eliminations	Total Group
Revenues	12,023	7,062	5,522	11,231	13,155	1,384	50,377
External revenues	11,832	7,021	5,500	11,200	13,013	1,811	50,377
Inter-segment revenues	191	41	22	31	142	(427)	−
Other operating income and expenses	(6,352)	(5,318)	(4,789)	(7,688)	(9,087)	(1,628)	(34,862)
OIBDA	5,671	1,744	733	3,543	4,068	(244)	15,515
Depreciation and amortization	(1,805)	(1,121)	(1,426)	(1,762)	(2,034)	(400)	(8,548)
Operating income	3,866	623	(693)	1,781	2,034	(644)	6,967
Capital expenditures	1,732	755	849	2,933	2,842	337	9,448
Investments accounted for by the equity method	2	2	−	3	2	779	788
Fixed assets	14,057	11,173	16,703	21,795	14,922	2,157	80,807
Total allocated assets	18,520	14,105	21,186	28,570	21,800	18,118	122,299
Total allocated liabilities	9,599	4,740	6,645	8,898	14,480	47,648	92,010

2013 (*)
Millions of euros	Telefónica Spain	Telefónica UK	Telefónica Germany	Telefónica Brazil	Telefónica Hispanoamérica	Other and eliminations	Total Group
Revenues	12,959	6,692	4,914	12,217	16,855	3,424	57,061
External revenues	12,734	6,652	4,876	12,186	16,736	3,877	57,061
Inter-segment revenues	225	40	38	31	119	(453)	−
Other operating income and expenses	(6,619)	(5,055)	(3,606)	(8,277)	(11,324)	(3,103)	(37,984)
OIBDA	6,340	1,637	1,308	3,940	5,531	321	19,077
Depreciation and amortization	(1,903)	(1,016)	(1,231)	(2,109)	(2,524)	(844)	(9,627)
Operating income	4,437	621	77	1,831	3,007	(523)	9,450
Capital expenditures	1,529	1,385	666	2,127	3,118	570	9,395
Investments accounted for by the equity method	6	11	−	2	1	2,404	2,424
Fixed assets	14,191	10,781	9,143	20,648	16,071	2,188	73,022
Total allocated assets	18,895	13,144	11,682	27,324	24,432	23,385	118,862
Total allocated liabilities	9,258	4,051	3,213	8,294	16,177	50,387	91,380

(*) Revised

2012 (*)
Millions of euros	Telefónica Spain	Telefónica UK	Telefónica Germany	Telefónica Brazil	Telefónica Hispanoamérica	Other and eliminations	Total Group
Revenues	14,996	7,042	5,213	13,618	16,741	4,746	62,356
External revenues	14,725	6,922	5,186	13,585	16,638	5,300	62,356
Inter-segment revenues	271	120	27	33	103	(554)	−
Other operating income and expenses	(8,181)	(5,440)	(3,862)	(8,457)	(10,758)	(4,427)	(41,125)
OIBDA	6,815	1,602	1,351	5,161	5,983	319	21,231
Depreciation and amortization	(2,063)	(995)	(1,233)	(2,318)	(2,762)	(1,062)	(10,433)
Operating income	4,752	607	118	2,843	3,221	(743)	10,798
Capital expenditures	1,692	748	609	2,444	2,988	977	9,458
Investments accounted for by the equity method	4	−	−	1	2	2,461	2,468
Fixed assets	14,618	10,636	9,713	24,743	17,327	8,025	85,062
Total allocated assets	19,848	13,451	11,701	33,926	26,793	24,054	129,773
Total allocated liabilities	10,623	3,161	2,718	10,212	17,811	57,587	102,112

(*) Revised

The composition of segment revenues, detailed by the main countries in which the Group operates, is as follows:

Millions of euros	2014				2013				2012
Country	Fixed	Mobile	Other and elims.	Total	Fixed	Mobile	Other and elims.	Total	Fixed	Mobile	Other and elims.	Total
Spain	8,543	4,556	(1,076)	12,023	8,861	5,121	(1,023)	12,959	9,541	6,464	(1,009)	14,996
UK	−	7,062	−	7,062	−	6,692	−	6,692	242	6,800	−	7,042
Germany	1,138	4,375	9	5,522	1,235	3,673	6	4,914	1,363	3,845	5	5,213
Brazil	3,613	7,618	−	11,231	4,125	8,092	−	12,217	5,045	8,573	−	13,618
Hispanoamérica	3,604	9,578	(27)	13,155	4,272	13,020	(437)	16,855	4,424	12,724	(407)	16,741
Argentina	1,055	2,008	−	3,063	1,247	2,434	−	3,681	1,274	2,423	−	3,697
Chile	842	1,247	−	2,089	988	1,495	−	2,483	1,045	1,524	−	2,569
Peru	1,077	1,427	−	2,504	1,121	1,333	−	2,454	1,135	1,265	−	2,400
Colombia	629	1,090	−	1,719	652	1,053	−	1,705	695	1,070	−	1,765
Mexico	−	1,649	−	1,649	−	1,580	−	1,580	−	1,596	−	1,596
Venezuela and Central America	−	1,420	−	1,420	−	4,228	−	4,228	−	4,009	−	4,009
Remaining operators and segment eliminations	1	737	(27)	711	264	897	(437)	724	275	837	(407)	705
Other and inter-segment eliminations (1)				1,384				3,424				4,746
Total Group				50,377				57,061				62,356
Note: In some operating business of Telefónica Hispanoamérica segment, the breakdown of revenues is presented allocating intercompany eliminations to fixed and mobile businesses. Therefore, the comparative information for the years 2013 and 2012 has been revised.
(1) "Other and inter-segment eliminations" included in 2013 revenues in Czech Republic amounted to 1,818 million euros (2,010 million euros in 2012) and revenues in Ireland amounted to 556 million euros (629 million euros in 2012).

Note 5. Business combinations and acquisitions of non-controlling interests

Business combinations

Acquisition of E-Plus

On July 23, 2013 Telefónica, S.A. and its listed German subsidiary Telefónica Deutschland Holding, A.G. (Telefónica Deutschland) signed a contract (subsequently amended until a final version was produced on September 30, 2014) with Koninklijke KPN, N.V. (hereinafter, KPN), whereby Telefónica Deutschland undertook to buy up 100% of the shares of the German subsidiary of KPN, E-Plus Mobilfunk GmbH &Co. KG (E-Plus). In return KPN received a 24.9% holding in Telefónica Deutschland and a cash amount, which was established as 3,636 million euros.

In addition, in the context of this transaction, Telefónica, S.A. entered into an agreement with KPN to buy a 4.4% stake of Telefonica Deutschland for 1,300 million euros, and a call option agreement that will entitle Telefónica, S.A. to acquire an additional stake of up to 2.9% in this company, such right being exercisable on the first anniversary of the closing date at a strike price of up to 510 million euros.

E-Plus dates back to 1993. It provides customers in Germany mainly with multi-brand mobile telecommunications services. The integration with Telefonica Deutschland notably reinforces the competitive position of Telefonica in the largest market in Europe, with around 47 million accesses, and implies significant value creation on synergies generation, particularly with respect to network, distribution and customer service, selling, general and administration as well as CapEx.

On July 2, 2014 the European Commission issued conditional authorization for Telefónica Deutschland to purchase E-Plus. Final authorization by the European Commission for the purchase of E-Plus was obtained on August 29, 2014.

On October 1, 2014, following the share capital increase by Telefónica Deutschland to finance the purchase of E-Plus, the latter was finally acquired by Telefónica Deutschland. Telefónica then purchased a 4.4% stake in Telefónica Deutschland from KPN, thereby reducing KPN's stake in Telefónica Deutschland to 20.5%. The Telefónica Group considerers these two transactions together, as a single acquisition.

Following the acquisition of E-Plus, the Telefónica Group’s stake in Telefónica Deutschland fell from 76.83% to 62.1% (increased to 62.37% at December 31, 2014). The share capital increase at Telefónica Deutschland and this dilution of the Group’s percentage stake affected the “Equity attributable to non-controlling interests” in the amount of 3,615 million euros (see Note 12.h).

The fair value of the ordinary shares of Telefonica Deutschland delivered to KPN as part of payment was calculated on the basis of their opening price at the date of closing of the operation (October 1, 2014). As a result of the difference between the fair value and the carrying amount of Telefónica Deutschland’s net assets, the dilution of the Group’s percentage stake had an adverse effect on “Equity attributable to the parent company” in the amount of 307 million euros, under “Retained earnings”.

The following table sets out the consideration paid, the fair values of the assets and liabilities identified at the time of purchase, and the goodwill generated. At the time these consolidated financial statements were drawn up, the purchase price allocation process had not been completed, and thus changes may be made to the fair values of the assets and liabilities, particularly the licenses for the use of spectrum, for which there are certain pending regulatory analyses (see Appendix VII). In addition, the final adjustment to the cash consideration, based on the determination of working capital and net debt as established in the aforementioned share purchase agreement, has not yet been completed.

Million euros
Cash payment	4,936
Fair value of the T. Deutschland shares purchased by KPN	2,527
Consideration paid	7,463
Intangible assets	4,328
Customer relationships	2,718
Frequency usage rights	1,342
Other intangible assets	268
Property, plant and equipment	1,931
Inventories	21
Trade and other receivables	677
Other financial assets	19
Other non-financial assets	93
Cash and cash equivalents	396
Deferred revenue	(220)
Provisions	(254)
Interest-bearing debt	(505)
Current trade and other payables	(709)
Fair value of net assets	5,777
Goodwill (Note 7)	1,686

Frequency usage rights were valued using the Greenfield method, which consists of the valuation of a hypothetical newly created company that starts its business with no assets except the asset being measured. The cash flows attributable to the build-up and operation of the company are determined and discounted to the present value.

Customer relationships were valued using the MEEM (“Multiple Excess Earnings Method”), which is based on calculating the discounted cash flows reflecting the economic benefits attributable to the customer base after consideration of all value contributions of other assets.

The detail of the fair value of trade and other receivables is as follows:

Millions of euros	Gross amount	Impairment	Preliminary fair value
Trade receivables	797	(164)	633
Other receivables	44	-	44
Total trade and other receivables	841	(164)	677

The Group consolidates E-Plus as of October 1, 2014 using the full consolidation method. Had the acquisition occurred on January 1, 2014, the Telefónica Group’s revenues and profit for the year would have reached approximately 52,640 and 2,798 million euros, respectively.

At the date of the operation, tax-deductible goodwill in Germany amounted to 1,252 million euros. Differences between applicable IFRS and tax rules create a difference between the accounting goodwill and the tax deductible goodwill, and consists mainly of the different dates used to consider the acquisition of the company, the determination of the purchase price and the allocation of the purchase price.

Transactions with non-controlling interests

2014

No material transactions with non-controlling interests were carried out that were significant for the Group in 2014, except for those detailed above regarding the E-Plus acquisition.

2013

Sale of 40% of the stake in Telefónica’s subsidiaries in Guatemala, El Salvador, Nicaragua and Panama

In April 2013 Telefónica reached an agreement with Corporación Multi Inversiones to sell 40% of Telefónica’s stake in its subsidiaries in Guatemala, El Salvador, Nicaragua and Panama, through Telefónica Centroamérica Inversiones, S.L.

The closing of the transaction was on August 2, 2013, upon the fulfillment of the sale conditions. The value of the sale amounted to 500 million U.S. dollars (equivalent to 377 million euros on the date of closing of the sale), plus payment of an additional variable amount of up to 72 million U.S. dollars, depending to the evolution and operational performance of the transferred assets.

The Telefónica Group maintains control of these companies, and therefore the transaction had no impact on the consolidated income statement at its completion, as it is a transaction with non-controlling interests. The impact of this transaction on the consolidated equity was a 111 million euros increase in “Equity attributable to equity holders of the parent and other holders of equity instruments”, and a 283 million euros increase in “Equity attributable to non-controlling interests”.

2012

Restructuring of the wireline and wireless businesses in Colombia

In 2012, Telefónica Móviles Colombia, S.A. (a wholly-owned subsidiary of the Telefónica Group), the Colombian National Government and Colombia Telecomunicaciones, S.A. ESP (a company 52% owned by the Telefónica Group and 48% by the Colombian government) signed an agreement to restructure their wireline and wireless businesses in Colombia, which culminated in the merger of the two companies. Telefónica obtained 70% shareholding in the resulting company and the Colombian government obtained the remaining 30% shareholding.

Public offering of shares in Telefónica Deutschland Holding, A.G.

On October 29, 2012, the public offering of shares of the subsidiary Telefónica Deutschland Holding, A.G. was finalized, corresponding to 23.17% of the capital of that company.

Note 6. Intangible assets

The composition of and movements in net intangible assets in 2014 and 2013 are as follows:

Millions of euros	Balance at 12/31/2013	Additions	Amortization	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Inclusion of companies	Exclusion of companies	Balance at 12/31/2014
Service concession arrangements and licenses	12,034	1,294	(1,154)	−	31	58	1,342	−	13,605
Software	3,044	665	(1,432)	(5)	632	(143)	144	−	2,905
Customer base	1,022	−	(349)	−	(47)	22	2,718	−	3,366
Other intangible assets	1,487	40	(256)	(4)	12	30	121	−	1,430
Intangible assets in process	961	389	−	−	(314)	8	3	−	1,047
Total intangible assets	18,548	2,388	(3,191)	(9)	314	(25)	4,328	−	22,353

Millions of euros	Balance at 12/31/2012	Additions	Amortization	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Inclusion of companies	Exclusion of companies	Balance at 12/31/2013
Service concession arrangements and licenses	13,545	1,223	(1,116)	−	(406)	(1,212)	−	−	12,034
Software	3,529	717	(1,701)	(8)	709	(202)	−	−	3,044
Customer base	1,932	1	(415)	−	(360)	(136)	−	−	1,022
Other intangible assets	1,839	66	(216)	(8)	(86)	(108)	−	−	1,487
Intangible assets in process	1,233	302	−	(2)	(561)	(11)	−	−	961
Total intangible assets	22,078	2,309	(3,448)	(18)	(704)	(1,669)	−	−	18,548

The gross cost, accumulated amortization and impairment losses of intangible assets at December 31, 2014 and 2013 are as follows:

Balance at 12/31/2014
Millions of euros	Gross cost	Accumulated amortization	Impairment losses	Intangible assets
Service concession arrangements and licenses	22,297	(8,692)	−	13,605
Software	14,168	(11,260)	(3)	2,905
Customer base	5,974	(2,606)	(2)	3,366
Other intangible assets	3,647	(2,212)	(5)	1,430
Intangible assets in process	1,046	−	1	1,047
Intangible assets	47,132	(24,770)	(9)	22,353

Balance at 12/31/2013
Millions of euros	Gross cost	Accumulated amortization	Impairment losses	Intangible assets
Service concession arrangements and licenses	19,763	(7,729)	−	12,034
Software	14,320	(11,259)	(17)	3,044
Customer base	4,257	(3,235)	−	1,022
Other intangible assets	3,433	(1,938)	(8)	1,487
Intangible assets in process	962	−	(1)	961
Intangible assets	42,735	(24,161)	(26)	18,548

 “Inclusion of companies” in 2014 corresponds to the acquisition of E-Plus (see Note 5).

Outstanding among “Additions” in 2014 is the acquisition by Telefónica Brasil of a LTE block in the 700 MHz band, for 889 million euros. Additions in 2014 include also LTE licenses acquired by the Telefonica operating companies in Argentina, Colombia, Panama, Venezuela and Nicaragua, for 405 million euros.

"Additions" in 2013 include Telefónica UK Ltd.’s acquisition of two 10 MHz blocks in the 800 MHz spectrum band for 719 million euros.

The spectrum licenses in the 800 MHz and 900 MHz acquired by Telefónica Móviles España in 2011 for 793 million euros are recognized under “Intangible assets in process” as their availability will begin in 2015.

The net balance of “Transfers and others” for 2013 primarily includes the reclassification to “Non-current assets held for sale” of the intangible assets of Telefónica Ireland and Telefónica Czech Republic (see Note 2).

Details of the principal concessions and licenses with which the Group operates are provided in Appendix VII.

“Other intangible assets” includes the amounts allocated to trademarks acquired in business combinations, of 2,119 million euros and 1,951 million euros at December 31, 2014 and 2013, respectively (1,133 million euros and 1,071 million euros, respectively, net of the related accumulated amortization).

The impact of the monetary adjustments due to hyperinflation in Venezuela is included under “Translation differences and hyperinflation adjustments”.

Note 7. Goodwill

The movement in this heading assigned to each Group segment was the following:

2014
Millions of euros	Balance at 12/31/13	Acquisitions	Transfers	Translation differences and hyperinflation adjustments	Balance at 12/31/14
Telefónica Spain	3,332	−	−	−	3,332
Telefónica Brazil	8,392	−	−	15	8,407
Telefónica Germany	2,779	1,686	(4)	−	4,461
Telefónica United Kingdom	4,948	−	−	348	5,296
Telefonica Hispanoamérica	3,748	−	−	(383)	3,365
Others	235	1	−	14	250
Total	23,434	1,687	(4)	(6)	25,111

2013
Millions of euros	Balance at 12/31/12	Acquisitions	Transfers	Translation differences and hyperinflation adjustments	Balance at 12/31/13
Telefónica Spain	3,332	−	−	−	3,332
Telefónica Brazil	10,056	−	−	(1,664)	8,392
Telefónica Germany	2,779	−	−	−	2,779
Telefónica United Kingdom	5,055	−	−	(107)	4,948
Telefónica Hispanoamérica	4,210	−	−	(462)	3,748
Others	2,531	2	(2,089)	(209)	235
Total	27,963	2	(2,089)	(2,442)	23,434

The amount in “Acquisitions” of the Telefónica Germany segment for 2014 corresponds to the acquisition of E-Plus (see Note 5).

The column “Transfers” in 2013 mainly includes the reclassification to “Non-current assets held for sale” of the goodwill allocated to Telefónica Ireland and Telefónica Czech Republic (see Note 2).

In order to test for impairment, goodwill has been allocated to the different cash-generating units (CGUs), which are grouped into the following reportable operating segments:

	12/31/2014	12/31/2013
Telefónica Spain	3,332	3,332
Telefónica Brazil	8,407	8,392
Telefónica Germany	4,461	2,779
Telefónica United Kingdom	5,296	4,948
Telefónica Hispanoamérica	3,365	3,748
Chile	978	996
Peru	788	738
Mexico	558	554
Argentina	349	403
Others Telefónica Hispanoamérica	692	1,057
Others	250	235
TOTAL	25,111	23,434

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

OIBDA margin and long-term Capital Expenditure (CapEx)

The values obtained as described in the preceding paragraphs are compared with available data of our competitors in the geographical markets in which the Group operates. This analysis has identified that the OIBDA margin determined for the operations in Spain, Germany and United Kingdom is in line with the average for European peers, which stands at approximately 33%. With respect to the ratio of CapEx over revenues, over the term of the strategic plan, the Group’s European operators invest at a percentage of revenue that lies at the bottom end of the range for peers in the region. The OIBDA margin for Brazil is in line with the average for peers in emerging markets of approximately 36%. Over the term of the strategic plan, the Group’s operator in Brazil invests a percentage located in the lower range estimated as the average for its peers.

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

The discount rates applied to the cash flow projections in 2014 and 2013 are as follows:

Discount rate in local currency	2014	2013
Spain	6.1%	6.3%
Brazil	10.9%	11.6%
United Kingdom	6.2%	6.1%
Germany	5.5%	5.3%

The main variation relates to Brazil, where a combination of a reduction in the systemic risk and an improvement in the terms of financing in U.S. dollars has contributed to the decrease in the discount rate.

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

The perpetuity growth rates applied to the cash flow projections in 2014 and 2013 are as follows:

Perpetuity growth rate in local currency	2014	2013
Spain	0.8%	0.8%
Brazil	4.8%	5.0%
United Kingdom	1.0%	1.0%
Germany	1.2%	1.1%

In the case of Brazil, although the perpetuity growth rate in nominal terms is above 3%, it is in line with the Brazilian Central Bank’s medium-term inflation target (4.5%, within a range of ±2 p.p.) and is below the analyst consensus forecasted near-term inflation rates of the Strategic Plan (approximately 5%-6%). Stripping out the difference in inflation between Brazil and the Eurozone, the equivalent rate in euros would be below 3% in both years.

Sensitivity to changes in assumptions

The Group carries out a sensitivity analysis of the impairment test by considering reasonable changes in the main assumptions used in such test. For each CGU with significant goodwill (Brazil, Spain, Germany and United Kingdom) the following maximum increases or decreases, expressed in percentage points (p.p.) were assumed:

Changes in key assumptions, In percentage points (p.p.)	Germany Spain United Kingdom	Brazil
Financial variables
Discount rate	+/- 0.5	+/- 1
Perpetuity growth rates	+/- 0.25	+/- 0.5
Operating variables
OIBDA Margin	+/- 2	+/- 2
Ratio of CAPEX/Revenues	+/- 1	+/- 1

The sensitivity analysis performed at year-end 2014 indicates that there are no significant risks arising from reasonably possible changes in the financial and operating variables, considered individually. In other words, the Company considers that within the above ranges, reasonably wide, no impairment losses would be recognized over the carrying amounts of the CGUs with significant goodwill identified.

Note 8. Property, plant and equipment

The composition of and movement in the items comprising net “Property, plant and equipment” in 2014 and 2013 were the following:

Millions of euros	Balance at 12/31/13	Additions	Depreciation	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Inclusion of companies	Exclusion of companies	Balance at 12/31/14
Land and buildings	5,234	70	(468)	(43)	360	(131)	43	−	5,065
Plant and machinery	21,246	1,290	(4,349)	(22)	4,756	(814)	1,712	−	23,819
Furniture, tools and other items	1,328	178	(540)	(25)	382	(20)	8	−	1,311
PP&E in progress	3,232	5,522	−	(9)	(5,616)	(149)	168	−	3,148
Total PP&E	31,040	7,060	(5,357)	(99)	(118)	(1,114)	1,931	−	33,343

Millions of euros	Balance at 12/31/12	Additions	Depreciation	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Inclusion of companies	Exclusion of companies	Balance at 12/31/13
Land and buildings	6,049	51	(598)	(50)	119	(337)	−	−	5,234
Plant and machinery	23,213	1,565	(4,860)	(67)	3,059	(1,663)	−	(1)	21,246
Furniture, tools and other items	2,007	174	(721)	(27)	13	(114)	−	(4)	1,328
PP&E in progress	3,752	5,296	−	(8)	(5,426)	(382)	−	−	3,232
Total PP&E	35,021	7,086	(6,179)	(152)	(2,235)	(2,496)	−	(5)	31,040

The gross cost, accumulated depreciation and impairment losses of property, plant and equipment at December 31, 2014 and 2013 are as follows:

Balance at December 31, 2014
Millions of euros	Gross cost	Accumulated depreciation	Impairment losses	PP&E
Land and buildings	11,493	(6,427)	(1)	5,065
Plant and machinery	92,061	(68,183)	(59)	23,819
Furniture, tools and other items	6,487	(5,165)	(11)	1,311
PP&E in progress	3,160	−	(12)	3,148
Total PP&E	113,201	(79,775)	(83)	33,343

Balance at December 31, 2013
Millions of euros	Gross cost	Accumulated depreciation	Impairment losses	PP&E
Land and buildings	11,633	(6,398)	(1)	5,234
Plant and machinery	90,723	(69,420)	(57)	21,246
Furniture, tools and other items	6,487	(5,148)	(11)	1,328
PP&E in progress	3,255	−	(23)	3,232
Total PP&E	112,098	(80,966)	(92)	31,040

“Inclusion of companies” in 2014 corresponds to the acquisition of E-Plus (see Note 5).

Investment by Telefónica Spain in property, plant and equipment in 2014 and 2013 amounted to 1,500 and 1,182 million euros, respectively. Fiber optic was rolled out rapidly, and by year-end 2014 Telefónica Spain reached more than 10 million premises passed in Spain, and had invested more in LTE networks.

Investment by Telefónica UK in 2014 and 2013 amounted to 617 and 593 million euros, respectively. The increased investment in the UK was due to greater LTE coverage, which outdoor extends to the areas where 58% of the population is concentrated, and a network capacity ramped up to cope with denser 3G and 4G traffic.

Investment by Telefónica Germany in 2014 and 2013 amounted to 656 and 524 million euros, respectively. The operator continues to focus on its LTE roll-out strategy, securing 61% coverage in 2014. Telefónica Germany consolidated E-Plus as of October , 2014 (see Note 5).

Investment by Telefónica Brazil in 2014 and 2013 amounted to 1,798 and 1,674 million euros, respectively. The mobile segment featured a continuation of LTE roll-outs in 2014, improving network capacity, systems and applications. Investment in the fixed line network was used to expand roll-out of fiber optic, larger volumes of IPTV customers and corporate projects.

Investment by Telefónica Hispanoamérica in 2014 and 2013 amounted to 2,282 and 2,742 million euros, respectively. Higher levels of investment mainly focused on LTE roll-outs in practically all operations in the region. Investment was also allocated to the densification of the 3G network, optimization of fixed-mobile convergence systems, the continuation of ultra broad band (UBB) roll-out for fixed broadband by speed upgrades and network digitalization, television and digital initiatives.

“Disposals” mainly include the impact of the disposal by the Group of non-strategic assets (see Note 18).

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

Property, plant and equipment deriving from finance leases amounted to 419 million euros at December 31, 2014 (463 million euros at December 31, 2013). The most significant finance leases are disclosed in Note 22.

Note 9. Associates and joint ventures

The breakdown of amounts related to associates and joint ventures recognized in the consolidated statements of financial position and income statements is as follows:

Millions of euros
	12/31/14	12/31/13
Investments accounted for by the equity method	788	2,424
Loans to associates and joint ventures	16	1,281
Receivables from associates and joint ventures for current operations (Note 11)	43	85
Financial debt, associates and joint ventures	21	20
Payables to associates and joint ventures (Note 14)	724	578

Millions of euros
	2014	2013	2012
Share of (loss) of investments accounted for by the equity method	(510)	(304)	(1,275)
Revenue from operations with associates and joint ventures	472	524	535
Expenses from operations with associates and joint ventures	503	552	634
Financial income with associates and joint ventures	49	38	32
Financial expenses with associates and joint ventures	16	10	4

The Group has entered into factoring agreements in 2014 through the associate Telefónica Factoring España, S.A. amounting to 176 million euros (386 million euros in 2013).

The detail of the movement in investments in associates in 2014 and 2013 was the following:

Investments accounted for by the equity method	Millions of euros
Balance at 12/31/12	2,468
Additions	363
Disposals	(2)
Translation differences and other comprehensive income	(121)
Income (loss)	(304)
Dividends	(28)
Transfers and other	48
Balance at 12/31/13	2,424
Additions	382
Disposals	(697)
Translation differences and other comprehensive income	(20)
Income (loss)	(510)
Dividends	(34)
Transfers and other	(757)
Balance at 12/31/14	788

In November 2014 Telefónica, through its subsidiary Telefónica Internacional, S.A.U., sold shares representing 2.5% of the share capital of China Unicom (Hong Kong) Limited for 687 million euros at the exchange rate of the date of the transaction. Following this transaction, the remainder of Telefónica’s China Unicom investment (equivalent to 2.51% of its share capital) was reclassified as an available-for-sale financial asset (see Note 13); nevertheless, a representative from Telefónica remains on China Unicom’s board of directors, and vice versa.

In July 2014 Telefónica officially purchased a further 22% of the share capital of Distribuidora de Televisión Digital, S.A. for 295 million euros. A payment of 30 million euros was also agreed in return for a waiver by Mediaset of preferential purchase rights to the stake held by Promotora de Informaciones, S.A. in this company (see Note 21).

On June 16, 2014 the three Italian shareholders who, together with Telefónica, S.A., form the shareholder structure of Telco, S.p.A., requested that a demerger process be initiated for this company in accordance with that established in the Shareholders’ Agreement. The implementation of this demerger process, approved at the Telco, S.p.A. General Shareholders’ Meeting on July 9, 2014, is subject to prior approval by the competition and telecommunication authorities where necessary, including those in Brazil and Argentina (see Note 21).

At a meeting on December 22, 2014, the Brazilian telecommunications regulator (ANATEL) approved the demerger on condition of suspension of Telefónica’s voting rights in Telecom Italia, S.p.A. and its subsidiaries, among certain other measures. Telefónica has agreed with the aforementioned suspension of voting rights and has offered the presentation of a formal statement to ANATEL in this regard. Therefore, on the same date Telefónica ceased to have significant influence through its indirect holding in Telecom Italia, S.p.A. and reclassified this investment as an available-for-sale financial asset (see Note 13). The quoted price of Telecom Italia, S.p.A. shares at the reference date was 0.89 euros per share. The impact of the value adjustment of the stake in Telco, S.p.A., together with its contribution to results for the year, led to a negative impact of 464 million euros in 2014 “Share of loss of investments accounted for by the equity method” (see Note 2).

As a result of the classification of the investment in Telco, S.p.A. as an available-for-sale financial asset, the bond of this company subscribed by Telefónica, S.A. (see Note 13), which amounted to 1,307 million euros at December 31, 2014, including principal and interest (1,258 million euros at December 31, 2013), was excluded from the breakdown of amounts related to associates and joint ventures at 2014 year end in the table above.

In 2013 Telefónica and the other Telco, S.p.A. shareholders established an agreement whereby Telefónica increased its ownership interest in Telco, S.p.A. through a cash contribution of 324 million euros. Likewise, in 2013 a valuation adjustment was recognized in respect of the stake held by Telco, S.p.A. in Telecom Italia, S.p.A. which, together with the contribution to results for the year, led to a negative impact of 267 million euros in 2013 under the heading “Share of loss of investments accounted for by the equity method” (see Note 2).

The breakdown of the main investments accounted for by the equity method and key financial highlights for the last 12-month period available at the time of preparation of the consolidated financial statements for 2014 and 2013 are as follows:

December 31, 2014
Millions of euros
COMPANY	% holding	Total assets	Total liabilities	Operating revenue	Profit (loss) for the year	Carrying amount
DTS Distribuidora de Televisión Digital, S.A. (Spain)	44%	1,265	622	1,168	(210)	703
Other						85
TOTAL						788

December 31, 2013
Millions of euros
COMPANY	% holding	Total assets	Total liabilities	Operating revenue	Profit (loss) for the year	Carrying amount
Telco, S.p.A. (Italy) (Note 21.b)	66%	3,001	2,416	−	(474)	390
DTS Distribuidora de Televisión Digital, S.A. (Spain)	22%	1,381	528	1,166	(74)	434
China Unicom (Hong Kong) Limited	5.01%	61,320	35,389	34,775	1,227	1,539
Other						61
TOTAL						2,424

Note 10. Related parties

Significant shareholders

A summary of significant transactions between the Telefónica Group and the companies of Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) and those of Caja de Ahorros y Pensiones de Barcelona (“la Caixa”), significant shareholders of the Company with stakes in Telefónica, S.A. of 6.25% and 5.25%, respectively, at December 31, 2014, is as follows:

All of these transactions were carried out at market prices.

Millions of euros
2014	BBVA	La Caixa
Finance costs	26	2
Receipt of services	8	59
Other expenses	3	−
Total costs	37	61
Finance income	14	19
Dividends received(1)	14	N/A
Services rendered	61	95
Sale of goods	5	2
Other income	3	−
Total revenue	97	116
Finance arrangements: loans and capital contributions (borrower)	417	31
Guarantees	529	75
Commitments	32	67
Finance arrangements: loans and capital contributions (lender)	1,107	1,173
Dividends(2)	194	98
Other operations (factoring operations)	112	−

 (1) At December 31, 2014, Telefónica holds a 0.72% stake in the share capital of Banco Bilbao Vizcaya Argentaria, S.A. (see Note 13.a).

(2) The shares received by la Caixa for the scrip dividend paid on December 2014 should be considered in addition to the amount included in this file.

Millions of euros
2013	BBVA	La Caixa
Finance costs	45	2
Receipt of services	19	57
Other expenses	1	−
Total costs	65	59
Finance income	35	8
Dividends received	14	N/A
Services rendered	68	78
Sale of goods	5	3
Other income	2	−
Total revenue	124	89
Finance arrangements: loans and capital contributions (borrower)	399	214
Guarantees	452	134
Commitments	32	69
Commitments/guarantees canceled	69	−
Finance arrangements: loans and capital contributions (lender)	1,626	1,671
Financial lease contracts (lessee)	5	−
Amortization or cancellation of credits and lease contracts (lessee)	13	−
Dividends	108	89
Other operations (factoring operations)	210	−

In addition, the nominal value of derivatives held with BBVA and la Caixa in 2014 amounted to 24,266 and 1,221 million euros, respectively (13,352 million euros held with BBVA and 1,200 million euros held with la Caixa in 2013). As explained in Derivatives policy in Note 16, this figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying.

Other related parties

The most significant balances and transactions with associates and joint ventures are detailed in Note 9.

During the financial year to which these accompanying consolidated financial statements refer, the Directors and senior executives did not perform any transactions with Telefónica, S.A. or any Telefónica Group company other than those in the Group’s normal trading activity and business.

Compensation and other benefits paid to members of the Board of Directors and senior executives are detailed in Note 21.f and Appendix II of these consolidated financial statements.

Certain members of Telefónica, S.A.’s Board of Directors are also board members of Abertis Infraestructuras, S.A., parent of Abertis. Telefónica has signed agreements with Abertis, through its subsidiary Abertis Tower, S.A.U., by virtue of which Telefónica Spain has sold 1,725 and 690 mobile phone towers in 2014 and 2013, respectively, generating a gain of 193 million euros in 2014 and a gain of 70 million euros in 2013.

An agreement has also been signed through which Abertis Tower, S.A.U. leases certain space in the aforesaid infrastructures for Telefónica Móviles España, S.A.U. to install its communications equipment.

Note 11. Trade and other receivables

The breakdown of this consolidated statement of financial position heading at December 31, 2014 and 2013 is as follows:

Millions of euros	Balance at 12/31/2014	Balance at 12/31/2013
Trade receivables billed	9,172	8,184
Trade receivables unbilled	2,529	2,258
Impairment of trade receivables	(2,757)	(2,598)
Receivables from associates and joint ventures (Note 9)	43	85
Other receivables	540	571
Short-term prepayments	1,079	1,140
Total	10,606	9,640

Public-sector net trade receivables at December 31, 2014 and 2013 amounted to 437 million euros and 577 million euros, respectively.

The movement in impairment of trade receivables in 2014 and 2013 is as follows:

Millions of euros
Impairment provision at December 31, 2012	3,196
Allowances	674
Amounts applied	(809)
Translation differences and other	(463)
Impairment provision at December 31, 2013	2,598
Allowances	808
Amounts applied	(801)
Inclusion of companies	152
Translation differences and other	−
Impairment provision at December 31, 2014	2,757

 The balance of trade receivables billed net of impairment losses at December 31, 2014 amounted to 6,415 million euros (5,586 million euros at December 31, 2013), of which 4,162 million euros were not yet due (3,056 million euros at December 31, 2013).

Net balance of trade receivables billed of 207 million euros and 354 million euros are over 360 days due at December 31, 2014 and 2013, respectively. They are mainly with the public sector.

Note 12. Equity

a) Share capital and share premium

At December 31, 2014, Telefónica, S.A.’s share capital amounted to 4,657,204,330 euros and consisted of 4,657,204,330 fully paid ordinary shares of a single series, par value of 1 euro, all recorded by the book-entry system and traded on the Spanish electronic trading system (“Continuous Market”), where they form part of the “Ibex 35” Index, on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and listed on the London and Buenos Aires Stock Exchanges, and on the New York and Lima Stock Exchanges, through American Depositary Shares (‘ADSs’).

On December 9, 2014, the deed of a share capital increase of 106,179,744 euros was executed, during which 106,179,744 ordinary shares with a par value of 1 euro each were issued, with a charge to reserves, as part of the scrip dividend shareholder remuneration deal. Share capital amounts to 4,657,204,330 euros subsequent to this increase.

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

Furthermore, on June 2, 2010, shareholders voted to authorize the acquisition by the Board of Directors of Telefónica, S.A. treasury shares, up to the limits and pursuant to the terms and conditions established at the Shareholders’ Meeting, within a maximum period of five years from that date. However, it specified that in no circumstances could the par value of the shares acquired, added to that of the treasury shares already held by Telefónica, S.A. and by any of its controlled subsidiaries, exceed the maximum legal percentage at any time (currently 10% of Telefónica, S.A.’s share capital).

In addition, at the May 30, 2014 Shareholders’ Meeting, authorization was given for the Board of Directors to issue debentures, bonds, notes and other fixed-income securities and hybrid instruments, including preferred shares at one or several times within a maximum period of five years from that date. These securities may be in the form of debentures, bonds, promissory notes or any other kind of fixed-income security, or debt instruments of similar category or hybrid instruments whatever may be the forms admitted in law, plain or, in the case of debentures, bonds and hybrid instruments convertible into shares of the Company and/or exchangeable for shares of any of the Group companies, or any other company. This delegation also includes warrants or other similar securities that might give the right to directly or indirectly subscribe or acquire shares of the Company, whether newly issued or outstanding, and which may be paid for by physical delivery or by offset. The aggregated amount of the issuance(s) of securities approved under this delegation of powers may not exceed, at any given time, the sum of 25,000 million or the equivalent in another currency. For promissory notes, the outstanding balance of promissory notes issued under this authorization will be calculated for purposes of the aforementioned limit. Also for purposes of the foregoing limit, in the case of warrants, the sum of the premiums and exercise prices of the warrants for each issuance that is approved under this delegation shall be taken into account.

Proposed distribution of profit attributable to equity holders of the parent

Telefónica, S.A. generated 2,604 million euros of profit in 2014.

The Company’s Board of Directors will submit the following proposed distribution of 2014 profit for approval at the Shareholders’ Meeting:

Millions of euros
Goodwill reserve	2
Voluntary reserves	812
Interim dividend	1,790
Total	2,604

b) Dividends

Dividends distribution in 2014 and capital increase

Approval was given at the Board of Directors’ Meeting of April 25, 2014 to pay a gross 0.40 euros dividend per outstanding share against 2014 profit. This dividend was paid on May 7, 2014 for a gross amount of 1,790 million euros.

In accordance with Article 277 of the Corporate Enterprises Act, the following table presents the mandatory statement of accounts prepared to confirm the existence of sufficient liquidity to pay the dividend at the date of its approval.

Liquidity statement	Millions of euros
Income from January 1 through March 31, 2014	3,177
Mandatory appropriation to reserves	-
Distributable income	3,177
Proposed interim dividend (maximum amount)	1,820

Cash position
Funds available for distribution:
Cash and cash equivalents	4,135
Unused credit facilities	4,397
Proposed interim dividend (maximum amount)	1,820
Difference	6,712

The Telefónica Group manages its liquidity risks (see Note 16) in order to have cash available for 2015.

At its meeting held on November 14, 2014, the Executive Commission of Telefonica, S.A.’s Board of Directors agreed to carry out the execution of the increase in paid-up capital, related to the shareholders compensation by means of a scrip dividend, approved by the Annual General Shareholder´s Meeting held on May 30, 2014.

Thus, each shareholder received one free allotment right for each Telefónica share held. Such free allotment rights were traded on the Continuous Market in Spain during a period of fifteen calendar days. Once this trading period ended, the shareholders of 15.8% of the free-of-charge allotment rights accepted the irrevocable purchase commitment assumed by Telefónica, S.A. Cash payment to these shareholders was made on December 8, 2014, representing an impact in equity of 242 million euros.

The shareholders of 84.2% of the free-of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. Nevertheless, Telefónica, S.A. has waived the subscription of new shares corresponding to its treasury shares, so the final number of shares issued in the capital increase was 106,179,744 shares with a nominal value of 1 euro each.

Dividends distribution in 2013

At its meeting of May 31, 2013, Telefónica, S.A.’s Board of Directors resolved to pay a dividend with a charge to unrestricted reserves of a fixed gross 0.35 euros per outstanding share carrying dividend rights. This dividend was paid in full on November 6, 2013, and the total amount paid was 1,588 million euros.

Dividends distribution in 2012 and capital increase

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

c) Other equity instruments

Undated deeply subordinated securities

Issued in 2014

•
On March 25, 2014, Telefónica Europe, B.V. issued undated deeply subordinated reset rate guaranteed securities in an aggregate principal amount of 1,750 million euros. This issue entails two tranches: one of them subject to a call option exercisable by Telefónica Europe, B.V. starting on the sixth anniversary of the issuance date in an aggregate principal amount of 750 million euros (the “Sixth-Year Non-Call Securities”), and the other subject to a call option exercisable by Telefónica Europe, B.V. starting on the tenth anniversary of the issuance date in an aggregate principal amount of 1,000 million euros (the “Tenth-Year Non-Call Securities”). In both tranches there is an early redemption option for the issuer.

The Sixth-Year Non-Call Securities will accrue a fixed coupon at a rate of 5% annually as from the issuance date up to March 31, 2020 (not inclusive). From March 31, 2020 (inclusive) onwards, the Sixth-Year Non-Call Securities will accrue a fixed coupon equal to the applicable 6 year euro swap rate plus a margin of: (i) 3.804% per year as from March 31, 2020 up to March 31, 2024 (not inclusive); (ii) 4.054% per year as from March 31, 2024 up to March 31, 2040 (not inclusive); and (iii) 4.804% per year as from March 31, 2040.

The Tenth-Year Non-Call Securities will accrue a fixed coupon at a rate of 5.875% annually as from the issuance date up to March 31, 2024 (not inclusive). From March 31, 2024 (inclusive) onwards, the Tenth-Year Non-Call Securities will accrue a fixed coupon equal to the applicable 10 year euro swap rate plus a margin of: (i) 4.301% per year as from March 31, 2024 up to March 31, 2044 (not inclusive); (ii) 5.051% per year as from March 31, 2044.

•
On December 4, 2014, Telefónica Europe, B.V. issued undated deeply subordinated reset rate guaranteed securities in an aggregate principal amount of 850 million euros and subject to a call option exercisable by Telefónica Europe, B.V. starting on the fifth anniversary of the issuance date. The Securities will accrue a fixed coupon at a rate of 4.20% annually as from the issuance date up to December 4, 2019 (not inclusive). From December 4, 2019 (inclusive) onwards, the Securities will accrue a fixed coupon equal to the applicable 5 year swap rate plus a margin of: (i) 3.806% per year as from December 4, 2019 up to December 4, 2024 (not inclusive); (ii) 4.056% per year as from December 4, 2024 up to December 4, 2039 (not inclusive); and (iii) 4.806% per year as from December 4, 2039.

Issued in 2013

•
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

•
On November 26, 2013, Telefónica Europe, B.V. issued undated deeply subordinated reset rate guaranteed securities, with the subordinated guarantee of Telefónica, S.A., for an aggregate principal amount of 600 million pounds sterling (equivalent to 716 million euros at the closing date) and subject to a call option exercisable by Telefónica Europe, B.V. starting on the seventh anniversary of the issuance date. The securities will accrue a coupon at a rate of 6.75% annually as from the issuance date (inclusive) up to November 26, 2020. From November 26, 2020 (inclusive), the securities will accrue a fixed coupon equal to the applicable five years swap rate resettable every five years plus a margin of: (i) 4.458% per year as from November 26, 2020 up to November 26, 2025 (not inclusive); (ii) 4.708% per year as from November 26, 2025 up to November 26, 2040 (not inclusive); and (iii) 5.458% per year as from November 26, 2040 (inclusive).

In all issuances of subordinated perpetual instruments in 2014 and 2013, the issuer has an option to defer the payment of coupons; holders of these securities cannot call for payment.

As the repayment of principal and the payment of coupons depend solely on Telefónica’s decision, these subordinated perpetual instruments are equity instruments and are presented under “Other equity instruments” in the accompanying consolidated statement of changes in equity.

The payment of the coupons related to the undated deeply subordinated securities issued in 2013 in an aggregate amount, net of tax effects, of 129 million euros, with negative impact on “Retained earnings” in the consolidated statements of changes in equity, was recorded in September 2014.

Notes mandatorily convertible into shares of Telefonica, S.A.

On September 24, 2014, Telefónica Participaciones, S.A.U., issued 1,500 million euros of notes mandatorily convertible into new and/or existing shares of Telefónica, S.A. at a nominal fixed interest rate of 4.9%, due on September 25, 2017, guaranteed by Telefónica, S.A. The notes could be converted at the option of the noteholders or the issuer at any time from the 41st day after the issue date up to the 25th trading day prior to the maturity date. The minimum conversion price of the notes will be equal to 11.9 euros per share and the maximum conversion price will be equal to 14.5775 euros per share, resulting in a premium equal to 22.5% over the minimum conversion price.

These notes mandatorily convertible are compound instruments that have been split into its two components: a debt component amounting 215 million euros, corresponding to the present value of the coupons; and an equity component, for the remaining amount, due to the issuer option to convert the treasury shares to a fix ratio, included in the heading “other equity instruments”.

d) Legal reserve

According to the consolidated text of the Corporate Enterprises Act, companies must transfer 10% of profit for the year to a legal reserve until this reserve reaches at least 20% of share capital. The legal reserve can be used to increase capital by the amount exceeding 10% of the increased share capital amount. Except for this purpose, until the legal reserve exceeds the limit of 20% of share capital, it can only be used to offset losses, if there are no other reserves available. At December 31, 2014, the Company had duly set aside this reserve, amounting to 984 million euros.

e) Retained earnings

These reserves include undistributed profits of companies comprising the consolidated Group less interim dividends paid against profit for the year, actuarial gains and losses, the impact of the asset ceiling on defined-benefit plans and the payment of coupons related to subordinated securities, if applicable.

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

The capital gain will be deemed to have been realized in respect of the portion on which the depreciation has been recorded for accounting purposes or when the revalued assets have been transferred or derecognized. In this respect, an amount of 8 million euros was reclassified to “Retained earnings" in 2014 (7 million euros in 2013 and 10 million euros in 2012), corresponding to revaluation reserves subsequently considered unrestricted. At December, 31 2014 this reserve amounts to 101 million euros.

Reserve for cancelled share capital

In accordance with Section 335.c) of the Corporate Enterprises Act and to render null and void the right of opposition provided for in Section 334 of the same Act, whenever the Company decreases capital it records a reserve for cancelled share capital for an amount equal to the par value of the cancelled shares, which can only be used if the same requirements as those applicable to the reduction of share capital are met. No additional amounts have been added to this reserve in 2014 and 2013, and the cumulative amount of the reserve for cancelled share capital at December 31, 2014 and 2013 was 582 million euros.

f) Translation differences

The breakdown of the accumulated contribution of translation differences at December 31 is as follows:

Millions of euros	2014	2013	2012
Brazilian real	(5,552)	(5,556)	(2,395)
Venezuelan bolivar	(2,923)	27	645
Pound sterling	(1,901)	(2,455)	(2,251)
Other currencies	(1,756)	(1,291)	372
Total Group	(12,132)	(9,275)	(3,629)

The translation differences movement in 2014 is mainly due to the impact of translating the financial statements of the Group’s subsidiaries in Venezuela to SICAD II (see Note 2).

g) Treasury share instruments

At December 31, 2014, 2013 and 2012, Telefónica Group companies held the following shares in the Telefónica, S.A. parent company:

		Euros per share
	Number of shares	Acquisition price	Trading price	Market value*	%
Treasury shares at 12/31/14	128,227,971	11.68	11.92	1,528	2.75332%
Treasury shares at 12/31/13	29,411,832	11.69	11.84	348	0.64627%
Treasury shares at 12/31/12	47,847,810	10.57	10.19	488	1.05136%
(*) Millions of euros

Telefónica, S.A. directly owns all treasury shares in the Group at December 31, 2014.

In 2014, 2013 and 2012 the following transactions involving treasury shares were carried out:

Number of shares
Treasury shares at 12/31/11	84,209,364
Acquisitions	126,489,372
Disposals	(76,569,957)
Employee share option plan	(2,071,606)
Capital reduction	(84,209,363)
Treasury shares at 12/31/12	47,847,810
Acquisitions	113,154,549
Disposals	(131,590,527)
Treasury shares at 12/31/13	29,411,832
Acquisitions	100,723,415
Disposals	(129,177)
Employee share option plan	(1,778,099)
Treasury shares at 12/31/14	128,227,971

Treasury shares purchases in 2014 amounted to 1,176 million euros (1,216 million euros and 1,346 million euros in 2013 and 2012, respectively).

Treasury shares disposed of in 2014, 2013 and 2012 amounted to 1 million euros, 1,423 million euros and 801 million euros, respectively.

The main disposal of treasury shares in 2014 are mainly due to the shares delivered to Group employees when the second phase of the Global Employee Share Plan (“the GESP”) matured (see Note 19).

The main sales of treasury shares in 2013 are as follows:

•
An agreement was reached with qualified and professional investors on March 26, 2013 whereby the Company disposed of all the treasury shares it held (90,067,896 shares) at a price of 10.80 euros per share.

•
On September 24, 2013 Telefónica, S.A. acquired from the remaining shareholders of Telco, S.p.A. 23.8% of the non-convertible bonds issued by Telco, S.p.A. (Note 13.a). The payment of this transaction consisted of the transmission of 39,021,411 treasury shares of the Company (see Note 13.a).

At December 31, 2014, Telefónica held 76 million call options on treasury shares subject to physical delivery at a fixed price (134 and 178 million options on treasury shares at December 31, 2013 and 2012, respectively), which are presented as a reduction in equity under the caption “Treasury shares”. They are valued at the amount of premium paid, and upon maturity if the call options are exercised the premium is reclassified as treasury shares together with the price paid. If they are not exercised upon maturity their value is recognized directly in equity.

The Company also has a derivative financial instrument subject to net settlement on a notional equivalent to 32 million Telefónica shares, recognized under “Current interest-bearing debt” in the accompanying consolidated statement of financial position (derivative over 30 million equivalent shares in 2013 recognized under “Current interest-bearing debt” and derivative over 28 million equivalent shares in 2012 recognized under “Current financial assets”).

h) Equity attributable to non-controlling interests

“Equity attributable to non-controlling interests” represents the share of non-controlling interests in the equity and income or loss for the year of fully consolidated Group companies. The movements in this heading of the 2014, 2013 and 2012 consolidated statement of financial position are as follows:

Millions of euros	Balance at 12/31/13	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends distribution	Profit/(loss) for the year	Change in translation differences	Other movements	Balance at 12/31/14
Telefónica Czech Republic, a.s.	666	−	(666)	−	−	−	−	−
Telefónica Brasil, S.A.	3,491	−	−	(269)	423	(5)	16	3,656
Telefónica Deutschland Holding, A.G.	1,962	3,615	−	(122)	(277)	−	(12)	5,166
Colombia Telecomunicaciones, S.A., ESP	(165)	−	−	−	91	7	17	(50)
Telefónica Centroamericana Inversiones, S.L.	283	6	−	(14)	9	41	1	326
Other	60	10	−	(1)	5	4	(2)	76
Total	6,297	3,631	(666)	(406)	251	47	20	9,174

Millions of euros	Balance at 12/31/12	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends distribution	Profit/(loss) for the year	Change in translation differences	Other movements	Balance at 12/31/13
Telefónica Czech Republic, a.s.	813	−	(46)	(100)	63	(64)	−	666
Telefónica Brasil, S.A.	4,373	−	−	(522)	335	(694)	(1)	3,491
Telefónica Deutschland Holding, A.G.	2,084	−	−	(117)	(1)	(1)	(3)	1,962
Colombia Telecomunicaciones, S.A., ESP	(139)	−	−	−	(37)	21	(10)	(165)
Telefónica Centroamericana Inversiones, S.L.	−	283	−	−	11	(12)	1	283
Other	69	1	−	−	5	(13)	(2)	60
Total	7,200	284	(46)	(739)	376	(763)	(15)	6,297

Millions of euros	Balance at 12/31/11	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends distribution	Profit/(loss) for the year	Change in translation differences	Other movements	Balance at 12/31/12
Telefónica Czech Republic, a.s.	940	−	(113)	(107)	66	27	−	813
Telefónica Brasil, S.A.	4,745	−	(12)	(331)	454	(478)	(5)	4,373
Telefónica Deutschland Holding, A.G.	−	2,043	−	−	41	−	−	2,084
Colombia Telecomunicaciones, S.A., ESP	−	−	(116)	−	(93)	(138)	208	(139)
Other	62	−	(2)	(4)	7	5	1	69
Total	5,747	2,043	(243)	(442)	475	(584)	204	7,200

Revenues, OIBDA, capital expenditure and the main items of the statement of financial position for the main companies of the Telefónica Group with non-controlling interests, Telefónica Brazil and Telefónica Germany, are included in the Note 4.

2014

In 2014, “Sales of non-controlling interests and inclusion of companies” reflects the effect of the capital increase in Telefónica Deutschland Holding, A.G. for the acquisition of E-Plus, and the changes in the investment percentages related to the same operation, amounting to 3,615 million euros (see Notes 2 and 5). The removal of Telefónica Czech Republic, a.s. from the scope of consolidation is also significant (see Note 2).

2013

In 2013, “Sales of non-controlling interests and inclusion of companies” reflects the effect of the sale of 40% of the investment through Telefónica Centroamérica Inversiones, S.L. in Guatemala, El Salvador, Nicaragua and Panama, with an impact of 283 million euros (see Note 5).

2012

In 2012, “Sales of non-controlling interests and inclusion of companies” reflects the effect of the public offering of shares in Telefónica Deutschland Holding, A.G. This share offering, which totaled 23.17% of capital, entailed non-controlling interests of 2,043 million euros. The heading also includes the impact of the corporate reorganization agreement in the fixed and mobile businesses in Colombia, with an impact of 116 million euros (see Note 5).

Note 13. Financial assets and liabilities

1.- Financial assets

The breakdown of financial assets of the Telefónica Group at December 31, 2014 and 2013 is as follows:

December 31, 2014
	Fair value through profit or loss				Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Available-for-sale	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Held-to-maturity investments	Rest of financial assets at amortized cost	Total carrying amount	Total fair value
Non-current financial assets	2,453	245	1,875	3,046	1,492	6,114	13	137	3,217	10,973	10,981
Investments	−	−	1,278	−	1,170	108	−	−	−	1,278	1,278
Long-term credits	−	245	597	−	84	745	13	47	2,248	3,137	2,643
Deposits and guarantees	−	−	−	−	−	−	−	90	1,471	1,561	1,561
Derivative instruments	2,453	−	−	3,046	238	5,261	−	−	−	5,499	5,499
Impairment losses	−	−	−	−	−	−	−	−	(502)	(502)	−
Current financial assets	500	97	63	571	423	808	−	9	8,221	9,461	9,454
Financial investments	500	97	63	571	423	808	−	9	1,692	2,932	2,925
Cash and cash equivalents	−	−	−	−	−	−	−	−	6,529	6,529	6,529
Total financial assets	2,953	342	1,938	3,617	1,915	6,922	13	146	11,438	20,434	20,435

December 31, 2013
	Fair value through profit or loss				Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Available-for-sale	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Held-to-maturity investments	Rest of financial assets at amortized cost	Total carrying amount	Total fair value
Non-current financial assets	1,462	356	1,101	1,205	746	3,378	−	36	3,615	7,775	7,775
Investments	−	−	550	−	433	117	−	−	−	550	550
Long-term credits	−	356	551	−	171	736	−	7	2,562	3,476	3,127
Deposits and guarantees	−	−	−	−	−	−	−	29	1,403	1,432	1,431
Derivative instruments	1,462	−	−	1,205	142	2,525	−	−	−	2,667	2,667
Impairment losses	−	−	−	−	−	−	−	−	(350)	(350)	−
Current financial assets	548	146	54	125	327	546	−	727	10,494	12,094	12,094
Financial investments	548	146	54	125	327	546	−	727	517	2,117	2,117
Cash and cash equivalents	−	−	−	−	−	−	−	−	9,977	9,977	9,977
Total financial assets	2,010	502	1,155	1,330	1,073	3,924	−	763	14,109	19,869	19,869

The calculation of the fair values of the Telefónica Group’s debt instruments required an estimate, for each currency and counterparty, of a credit spread curve using the prices of the Group’s bonds and credit derivatives.

Derivatives are measured using the valuation techniques and models normally used in the market, based on money-market curves and volatility prices available in the market.

a) Non-current financial assets

The movement in items composing “Non-current financial assets” in 2014 and 2013 is as follows:

Millions of euros	Investments	Long-term credits	Deposits and guarantees	Derivative financial assets	Impairment provision	Total
Balance at 12/31/12	586	2,940	1,986	4,213	(386)	9,339
Acquisitions	10	1,269	158	188	(4)	1,621
Disposals	(106)	(462)	(61)	−	1	(628)
Translation differences	(12)	(111)	(285)	73	29	(306)
Fair value adjustments	80	(85)	38	(1,459)	−	(1,426)
Transfers	(8)	(75)	(404)	(348)	10	(825)
Balance at 12/31/13	550	3,476	1,432	2,667	(350)	7,775
Acquisitions	58	916	161	423	(5)	1,553
Disposals	(21)	(451)	(148)	(16)	6	(630)
Translation differences	(5)	18	(25)	124	5	117
Fair value adjustments	(113)	35	103	2,538	−	2,563
Transfers and others	809	(857)	38	(237)	(158)	(405)
Balance at 12/31/14	1,278	3,137	1,561	5,499	(502)	10,973

Investments

“Investments” includes the fair value of investments in companies where Telefónica does not exercise significant control and for which there is no specific disposal plan for the short term (see Note 3.i).

In “Transfers” in 2014 there is mainly the reclassification as “non-current financial assets available-for-sale” of our investment in China Unicom (Hong Kong) Limited and Telco, S.p.A. (see Note 9), consolidated until that moment by the equity method.

At December 31, 2014 the Telefónica Group’s shareholding in China (Hong Kong) Limited is 2.51%, valued at 662 million euros. At the same date, the stake in Telco, S.p.A. is 66% (see Note 21.b) amounting to a book value of 73 million euros.

Additionally, the Group’s shareholding in Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) amounts to 347 million euros (383 million euros at December 31, 2013), representing 0.72% of its share capital at December 31, 2014.

Disposals in 2013 mainly include the full divestment of the stake in Portugal Telecom.

At year-end the Group assessed the securities in its portfolio of listed available-for-sale assets individually for impairment. The analysis did not uncover the need to recognize any significant impairment losses.

Long-term credits and impairment provision

Millions of euros	12/31/2014	12/31/2013
Long-term loans to associates	-	1,225
Long-term trade receivables	825	444
Long-term prepayments	338	154
Long-term receivables for indirect taxes	112	121
Other long-term credits	1,862	1,532
Total	3,137	3,476

 “Other long-term credits” includes long-term financial assets of the subsidiary Seguros de Vida y Pensiones Antares, S.A., fundamentally fixed-income securities, amounting to 816 million euros and 795 million euros at December 31, 2014 and 2013, respectively. These assets are mainly intended to cover the obligations from the defined benefit plans of Telefónica de España (ITP and Survival), though they do not qualify as “plan assets” under IAS 19 (see Note 15).

“Other long-term credits” in 2014 includes the deferred account receivable generated from the sale of Telefónica Czech Republic, a.s. (see Note 2), in the amount of 217 million euros. This same item amounts to 86 million euros on a current basis. The sale agreement contemplates a payment schedule that extends to January 2018.

In 2013, Telefónica acquired 23.8% of the non-convertible bonds of Telco, S.p.A. from this company’s other shareholders, through the transfer of 39,021,411 treasury shares (see Note 12.g). This transaction is recognized under “Long-term credits” for 417 million euros. At December 31, 2013, Telefónica, S.A. had subscribed Telco, S.p.A. bonds totaling 1,225 million euros, transferred to short term in 2014 (see Note 9).

Additionally, “Acquisitions” in 2013 included the purchase of exchangeable bond into Telecom Italia, S.p.A. shares for a nominal amount of 103 million euros, which was cancelled in 2014.

Impairment provision for long-term credits amounted to 502 and 350 million euros at December 31, 2014 and December 31, 2013, respectively.

b) Current financial assets

This heading includes the following items:

•	Short-term credits amounting to 1,527 million euros, mainly including Telco, S.p.A.’s bond totaling 1,307 million euros at December 31, 2014 (principal plus interests).

On July 9, 2014, each of the Telco shareholders, among which Telefónica is one of them, executed with Telco a shareholders loan agreement with a maturity date no later than April 30, 2015. The aggregate amount of shareholders loans made available pursuant to such loans is up to 2,550 million euros (1,683 million euros corresponding to Telefónica, S.A. according to its stake in Telco), which will enable Telco to repay in full all amounts due by Telco under its banking debt and the subordinated bond. As of December 31, 2014 there was no outstanding amount under these loans.

•
Short-term investments in financial instruments recognized at fair value to cover commitments undertaken by the Group’s insurance companies, amounting to 377 million euros at December 31, 2014 (430 million euros at December 31, 2013).

•
Derivative financial assets with a short-term maturity or not used to hedge non-current items in the consolidated statement of financial position, in the amount of 813 million euros (412 million euros in 2013).

•	Short-term deposits and guarantees amounting to 179 million euros at December 31, 2014 (175 million euros at December 31, 2013).

•	Current investments of cash surpluses which, given their characteristics, have not been classified as “Cash and cash equivalents.”

Current financial assets that are highly liquid and have maturity periods of three months or less from the date contracted, and present an insignificant risk of value changes, are recorded under “Cash and cash equivalents” on the accompanying consolidated statement of financial position.

2.- Financial liabilities

The breakdown of financial liabilities at December 31, 2014 and the corresponding maturities schedule is as follows:

Millions of euros
	Current	Non-current
Maturity	2015	2016	2017	2018	2019	Subsequent years	Non-current total	Total
Debentures and bonds	4,601	6,722	6,392	4,834	3,465	18,214	39,627	44,228
Promissory notes & commercial paper	502	−	−	−	−	−	−	502
Other marketable debt securities	−	−	−	−	−	−	−	−
Total Issues	5,103	6,722	6,392	4,834	3,465	18,214	39,627	44,730
Loans and other payables	3,590	1,533	3,205	761	849	1,482	7,830	11,420
Other financial liabilities (Note 16)	401	152	347	477	357	1,898	3,231	3,632
TOTAL	9,094	8,407	9,944	6,072	4,671	21,594	50,688	59,782

The estimate of future payments for interest on these financial liabilities at December 31, 2014 is as follows: 2,215 million euros in 2015, 1,960 million euros in 2016, 1,671 million euros in 2017, 1,279 million euros in 2018, 1,077 million euros in 2019 and 6,586 million euros in years after 2019. For floating rate financing, the Group mainly estimates future interest using the forward curve of the various currencies at December 31, 2014.

The amounts shown in this table take into account the fair value of derivatives classified as financial liabilities (i.e., those with a negative mark-to-market) and exclude the fair value of derivatives classified as current financial assets, for 813 million euros, and those classified as non-current, for 5,499 million euros (i.e., those with a positive mark-to-market).

The composition of these financial liabilities, by category, at December 31, 2014 and 2013 is as follows:

December 31, 2014
	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	−	−	−	−	−	−	44,730	44,730	49,434
Loans, other payables and other financial liabilities	2,562	−	1,070	105	3,527	−	11,420	15,052	15,212
Total financial liabilities	2,562	−	1,070	105	3,527	−	56,150	59,782	64,646

December 31, 2013
	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	−	−	−	−	−	−	43,418	43,418	46,120
Loans, other payables and other financial liabilities	1,315	−	1,631	111	2,835	−	14,335	17,281	17,401
Total financial liabilities	1,315	−	1,631	111	2,835	−	57,753	60,699	63,521

The calculation of the fair values of the Telefónica Group’s debt instruments required an estimate, for each currency and subsidiary, of the credit spread curve using the prices of the Group’s bonds and credit derivatives.

At December 31, 2014, some of the financing arranged by Telefónica Group companies in Latin America (Brazil, Colombia, Chile and Panama), which amount to approximately 5% of the Telefónica Group’s gross debt was subject to compliance with certain financial covenants. To date, these covenants are being met. Due to the absence of cross-defaults, breach of the covenants would not affect the debt at a Telefónica, S.A. level.

Part of the amount owed by the Telefónica Group includes restatements to amortized cost at December 31, 2014 and 2013 as a result of fair value interest rate and exchange rate hedges.

a) Issues

The movement in issues of debentures, bonds and other marketable debt securities in 2014 and 2013 is as follows:

Millions of euros	Debenture and bond issues	Short-term promissory notes and commercial paper	Other non-Current Marketable debt securities	Total
Balance at 12/31/12	44,142	1,128	59	45,329
New issues	5,634	195	−	5,829
Redemptions, conversions and exchanges	(5,667)	(45)	−	(5,712)
Revaluation and other movements	(2,029)	1	−	(2,028)
Balance at 12/31/13	42,080	1,279	59	43,418
New issues	4,453	27	−	4,480
Redemptions, conversions and exchanges	(5,057)	(805)	(59)	(5,921)
Revaluation and other movements	2,751	2	−	2,753
Balance at 12/31/14	44,228	502	−	44,730

Debentures and bonds

At December 31, 2014, the nominal amount of outstanding debentures and bonds issues was 42,083 million euros (41,036 million euros at December, 31, 2013). Appendix III presents the characteristics of all outstanding debentures and bond issues at year-end 2014, as well as the significant issues made in the year.

Telefónica, S.A. has a full and unconditional guarantee on issues made by Telefónica Emisiones, S.A.U., Telefónica Finanzas México, S.A. de C.V., Telefónica Europe, B.V. and Telefónica Participaciones, S.A.U., all of which are, directly or indirectly, wholly-owned subsidiaries of Telefónica, S.A.

Short-term promissory notes and commercial paper

The main programs for issuance of promissory notes and commercial paper are the following:

•
At December 31, 2014, Telefónica Europe, B.V., had a program for issuance of commercial paper, guaranteed by Telefónica, S.A., for up to 3,000 million euros. The outstanding balance of commercial paper issued under this program at December 31, 2014 was 496 million euros, issued at an average interest rate of 0.36% for 2014 (920 million euros issued in 2013 at an average rate of 0.42%).

•
At December 31, 2014, Telefónica, S.A. had a corporate promissory note program for 500 million euros, which can be increased to 2,000 million euros, with an outstanding balance at that date of 6 million euros (359 million euros in 2013).

Other long-term marketable debt securities

On October 31, 2012, an offer to purchase the preferred securities of Telefónica Finance USA, LLC. was launched. Holders accepting such offer would receive, concurrently and in connection with, Telefónica’s ordinary shares and they would subscribe new debt securities of Telefónica. As a result of this offer, on November 29, 2012, the Group purchased 1,941,235 preferred securities (representing 97.06% of total). On June 30, 2014, the remaining 58,765 preferred securities were fully redeemed at face value of 1,000 euros. There were no outstanding preferred securities after this redemption.

b) Interest-bearing debt

The average interest rate on outstanding loans and other payables at December 31, 2014 was 2.88% (3.43% in 2013). This percentage does not include the impact of hedges arranged by the Group.

The main financing transactions included under “Interest-bearing debt” outstanding at December 31, 2014 and 2013 and their nominal amounts are provided in Appendix V.

Interest-bearing debt arranged or repaid in 2014 mainly includes the following:

•	On February 7, 2014, Telefónica, S.A. made an early repayment for 923 million euros of its syndicated loan (Tranche D2) dated March 2, 2012 and originally scheduled to mature on December 14, 2015.

•
On February 7, 2014, Telefónica Europe, B.V. made an early repayment for 801 million euros of its syndicated loan (Tranche D1) dated March 2, 2012 and originally scheduled to mature on December 14, 2015. This financing was guaranteed by Telefónica, S.A.

•
On February 18, 2014, Telefónica, S.A. signed a 3,000 million euros syndicated revolving credit facility maturing on February 18, 2019. This agreement entered into effect on February 25, 2014 cancelling the 3,000 million euros syndicated credit facility (Tranche B) signed on July 28, 2010 (originally scheduled to mature in 2015). At December 31, 2014 there was no outstanding amount under this facility.

•	On June 26, 2014, Telefónica, S.A. signed a 2,000 million euros bilateral loan maturing on June 26, 2017. At the same date it was fully disbursed.

•
On August 28, 2014, Telefónica Europe, B.V. cancelled 356 million US dollars (293 million euros) of the limit of its bilateral loan on supplies of 1,200 million US dollars (988 million euros) with an outstanding balance at December 31, 2014 that amounted to 844 million US dollars (695 million euros).

•
During 2014, Telefónica, S.A., made an early repayment for 1,672 million euros of its syndicated loan, Tranche A3, dated July 28, 2010 and originally scheduled to mature on July 28, 2016. As of December 31, 2014 the outstanding balance of this financing was 328 million euros (2,000 million euros in 2013).

•
During 2014, Telefónica, S.A. repaid in full its syndicated loan (Tranche A2) of 2,000 million euros dated July 28, 2010 and originally scheduled to mature on July 28, 2014. At the same time, its forward start facilities (Tranche A2A and A2B) dated February 22, 2013 and available as of July 28, 2014 were fully canceled.

•
During 2014, Telefónica, S.A. drew down an aggregate principal amount of 310 million US dollars (255 million euros) of its bilateral loan on supplies of 1,001 million US dollars (825 million euros); the outstanding balance at December 31, 2014 amounted to 694 million US dollars (571 million euros).

At December 31, 2014, the Telefónica Group presented availabilities of financing from different sources amounting to 11,545 million euros (13,197 million euros at December 31, 2013).

Loans by currency

The breakdown of “Loans and other payables” by currency at December 31, 2014 and 2013, along with the equivalent value of foreign-currency loans in euros, is as follows:

	Outstanding balance (in millions)
	Currency		Euros
Currency	12/31/14	12/31/13	12/31/14	12/31/13
Euro	5,077	7,918	5,077	7,918
US dollar	3,683	3,622	3,033	2,626
Brazilian Real	3,010	3,667	933	1,135
Colombian Peso	5,592,388	5,377,545	1,925	2,024
Pounds Sterling	140	189	180	227
Other currencies			272	405
Total Group			11,420	14,335

Note 14. Trade and other payables

The composition of “Trade and other payables” is as follows:

Millions of euros	12/31/2014		12/31/2013
	Non-current	Current	Non-current	Current
Trade payables	−	8,770	−	8,144
Other payables	1,500	6,008	1,324	5,146
Deferred revenue	877	1,441	377	1,353
Payable to associates and joint ventures (Note 9)	−	724	−	578
Total	2,377	16,943	1,701	15,221

“Deferred revenue” principally includes the amount of deferred revenue from sales of prepaid cards, from handsets transferred to the distributor, rights of use on the cable network, activation fees not yet recognized in the income statement and loyalty campaigns.

At December 31, 2014, non-current “Other payables” comprise the deferred portion of the payment for acquiring the spectrum use license in Mexico in 2010, for an equivalent of 849 million euros (856 million euros at December 31, 2013), and the deferred portion of the payment for the refarming of the radioelectric spectrum acquired in 2014 by Telefónica Brasil, amounting to 237 million euros (see Appendix VII).

The detail of current “Other payables” at December 31, 2014 and 2013 is as follows:

Millions of euros	Balance at 12/31/2014	Balance at 12/31/2013
Dividends pending payment to non-controlling interests	231	228
Payables to suppliers of property, plant and equipment	3,890	3,248
Short term debt for spectrum acquisition	272	211
Accrued employee benefits	821	745
Advances received on orders	216	126
Other non-financial non-trade payables	578	588
Total	6,008	5,146

Information on average payment period to suppliers of Spanish companies

The Telefónica Group’s Spanish companies have adapted their internal processes and payment schedules to the provisions of Law 15/2010 (amended by Law 31/2014) and Royal Decree-Law 4/2013, amending Law 3/2004, which establishes measures against late payment in commercial transactions. Engagement conditions with commercial suppliers in 2014 included payment periods of up to 60 days, according to the terms agreed between the parties.

For efficiency purposes and in line with general business practice, the Telefónica Group’s companies in Spain have agreed payment schedules with suppliers, whereby most of the payments are made on set days of each month. Invoices falling due between two payment days are settled on the following payment date in the schedule.

Payments to Spanish suppliers in 2014 and 2013 surpassing the established legal limit were the result of circumstances or incidents beyond the payment policies, mainly the delay in issuing invoices (legal obligation of the supplier), the closing of agreements with suppliers over the delivery of goods or the rendering of services, or occasional processing issues.

Information of payments to commercial suppliers that exceed the maximum period established in the Spanish Law is as follows:

	2014		2013
Millions of euros	Amount	%	Amount	%
Payments within allowable period	5,408	95.0	5,897	94.0
Other	277	5.0	375	6.0
Total payments to commercial suppliers	5,685	100.0	6,272	100.0
Weighted average days past due	28		35
Deferrals at year-end that exceed the limit (*)	11		17
 (*) At the date of authorization for issue of these consolidated financial statements, the Group had made the outstanding payments, except in exceptional cases where an agreement with suppliers was being negotiated.

According to such criteria, the average payment period to suppliers of the Telefónica Group’s companies in Spain in 2014, according to our best estimates, amounted to 51 days.

Note 15. Provisions

The amounts of provisions in 2014 and 2013 are as follows:

	12/31/2014			12/31/2013
Millions of euros	Current	Non-current	Total	Current	Non-current	Total
Employee benefits	1,021	3,426	4,447	763	3,722	4,485
Termination plans	956	2,430	3,386	703	2,762	3,465
Post-employment defined benefit plans	−	872	872	−	799	799
Other benefits	65	124	189	60	161	221
Other provisions	574	3,254	3,828	508	2,578	3,086
Total	1,595	6,680	8,275	1,271	6,300	7,571

The Group made a provision in 2014 amounting to 652 million euros for employee restructuring costs and other non-recurring costs, with the aim of enchanting the Company’s future efficiency (adjusting the structure to reduce complexity and gain agility in execution).

Termination plans

The movement in provisions for post-employment plans in 2014 and 2013 is as follows:

Millions of euros	Total
Provisions for post-employment plans at 12/31/12	4,151
Additions	68
Retirements/amount applied	(688)
Transfers	(4)
Translation differences and accretion	(62)
Provisions for post-employment plans at 12/31/13	3,465
Additions	525
Retirements/amount applied	(733)
Transfers	(14)
Inclusion of companies	12
Translation differences and accretion	131
Provisions for post-employment plans at 12/31/14	3,386

Telefónica Germany

Within the context of transformation of Telefónica Deutschland following the purchase of E-Plus (see Note 5) in a bid to increase profitability by securing operational synergies, an employee restructuring plan  is being carried out in respect of which a provision of 321 million euros was recorded in 2014. The plan is expected to reduce 1,600 of the approximately 9,100 current full-time positions of Telefonica Deutschland in the period from 2015-2018.

Telefónica Spain

In the last few years, the Telefónica Group carried out early retirement plans in order to adapt its cost structure to the prevailing environment in the markets where it operates, making certain strategic decisions relating to its size and organization.

Concerning the 2003-2007 labor force reduction plan in Telefónica de España, concluded with 13,870 employees taking part, provisions recorded at December 31, 2014 and 2013 amounted to 454 and 701 million euros, respectively.

Concerning the 2011-2013 labor force reduction plan in Telefónica de España, concluded with 6,830 employees taking part, provisions recorded at December 31, 2014 and 2013 amounted to 2,097 and 2,366 million euros, respectively.

The companies bound by these commitments calculated provisions required at 2014 and 2013 year-end using actuarial assumptions pursuant to current legislation, including the PERM/F- 2000 C mortality tables and a high quality credit market based interest rate.

The discount rate used for these provisions at December 31, 2014, was 0.97%, with an average length of the plans of 3.9 years.

Post-employment defined benefit plans

The Group has a number of defined-benefit plans in the countries where it operates. The following tables present the main data of these plans:

12/31/2014
Millions of euros	Spain	United Kingdom	Germany	Brazil	Hispano américa	Others	Total
Obligation	593	1,529	201	239	37	11	2,610
Assets	−	(1,567)	(112)	(145)	−	(11)	(1,835)
Net provision before asset ceiling	593	(38)	89	94	37	−	775
Asset ceiling	−	−	−	42	−	3	45
Net provision	593	9	89	141	37	3	872
Net assets	−	47	−	5	−	−	52

12/31/2013
Millions of euros	Spain	United Kingdom	Germany	Brazil	Hispano américa	Others	Total
Obligation	567	1,251	93	211	93	9	2,224
Assets	−	(1,236)	(91)	(146)	−	(6)	(1,479)
Net provision before asset ceiling	567	15	2	65	93	3	745
Asset ceiling	−	−	3	45	−	−	48
Net provision	567	15	5	116	93	3	799
Net assets	−	−	−	6	−	−	6

The movement in the present value of obligations in 2014 and 2013 is as follows:

Millions of euros	Spain	United Kingdom	Germany	Brazil	Hispano américa	Other	Total
Present value of obligation at 12/31/12	654	1,139	81	298	76	9	2,257
Translation differences	−	(21)	−	(43)	(39)	−	(103)
Current service cost	2	4	3	3	44	−	56
Past service cost	−	(4)	−	−	−	−	(4)
Interest cost	12	49	3	24	6	−	94
Actuarial losses and gains	(49)	106	7	(58)	22	−	28
Benefits paid	(52)	(22)	(1)	(13)	(16)	−	(104)
Present value of obligation at 12/31/13	567	1,251	93	211	93	9	2,224
Translation differences	−	95	−	(1)	(68)	1	27
Current service cost	3	−	4	1	11	−	19
Interest cost	15	58	4	23	2	−	102
Actuarial losses and gains	59	147	47	19	4	1	277
Benefits paid	(51)	(22)	(2)	(14)	(5)	−	(94)
Inclusion of companies	−	−	55	−	−	−	55
Present value of obligation at 12/31/14	593	1,529	201	239	37	11	2,610

Movements in the fair value of plan assets in 2014 and 2013 are as follows:

Millions of euros	United Kingdom	Germany	Brazil	Other	Total
Fair value of plan assets at 12/31/12	1,191	76	225	6	1,498
Translation differences	(27)	−	(32)	−	(59)
Expected return on plan assets	54	2	18	−	74
Actuarial losses and gains	(19)	−	(57)	−	(76)
Company contributions	59	14	3	−	76
Benefits paid	(22)	(1)	(11)	−	(34)
Fair value of plan assets at 12/31/13	1,236	91	146	6	1,479
Translation differences	95	−	−	2	97
Expected return on plan assets	59	4	17	1	81
Actuarial losses and gains	118	(1)	(6)	1	112
Company contributions	81	9	−	1	91
Benefits paid	(22)	(2)	(12)	−	(36)
Inclusion of companies	−	11	−	−	11
Fair value of plan assets at 12/31/14	1,567	112	145	11	1,835

The amount in “Inclusion of companies” corresponds to the post-employment defined benefit plan of E-Plus employees (see Note 5).

The Group’s principal defined-benefit plans are:

a)	ITP (Spain)

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

The amount for this provision totaled 326 million euros at December 31, 2014 (334 million euros at December 31, 2013).

b)	Survival (Spain)

Serving employees who did not join the defined pension plan are still entitled to receive survivorship benefits at the age of 65.

The amount for this provision totaled 267 million euros at December 31, 2014 (233 million euros at December 31, 2013).

As detailed in Note 13, the Group has long-term financial assets to cover the obligations of these two defined benefit plans.

The discount rate used for these provisions at December 31, 2014, was 1.49%, with an average length of the plans of 10 years.

The main actuarial assumptions used in valuing these plans are as follows:

	Survival		ITP
	12/31/2014	12/31/2013	12/31/2014	12/31/2013
Discount rate	0.494%-2.011%	0.683%-3.286%	0.494%-2.011%	0.683%-3.286%
Expected rate of salary increase	0% - 0.5%	0.00%	−	−
Mortality tables	PERM/F-2000C - OM77	PERM/F-2000C - OM77	90% PERM 2000C/98% PERF 2000 C	90% PERM 2000C/98% PERF 2000 C

The table below shows the sensitivity of the value of termination and post-employment obligations of Telefónica Group companies in Spain to changes in the discount rate:

-100 b.p.		+100 b.p.
Impact on value	Impact on income statement	Impact on value	Impact on income statement
-146	-94	134	89
Variations of less than -100bp are considered for terms of less than five years to prevent negative rates.

A 100 b.p. increase in the discount rate would reduce the value of the liabilities by 134 million euros and have a positive impact on income statement of 89 million euros before tax. However, a 100 b.p. decrease in the discount rate would increase the value of the liabilities by 146 million euros and have a negative impact on income statement of 94 million euros before tax.

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

The number of beneficiaries of these plans at December 31, 2014 and 2013 are 4,563 and 4,572 respectively. At December 31, 2014, the weighted average duration of the Plan was 23 years.

The main actuarial assumptions used in valuing the Plan are as follows:

	12/31/2014	12/31/2013
Nominal rate of pension payment increase	3.05%	3.25%
Discount rate	3.70%	4.50%
Expected inflation	3.20%	3.40%
Mortality tables	95% S2NA, CMI 2014 1%	S1NA_L, CMI 2013 1%

Fair value of Plan assets is as follows:

Millions of euros	12/31/2014	12/31/2013
Shares	328	259
Bonds	1,205	977
Cash equivalents	34	-
Total	1,567	1,236

At December 31, 2014, reasonably possible changes to one of the following actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

Millions of euros	Increase in defined benefit obligation
Discount rate (0.25% decrease)	90
Expected inflation (0.25% increase)	78
Life expectancy (1 year longer)	36

Telefónica Brazil pension plans

Telefónica Brazil and its subsidiaries had various pension plan, medical insurance and life insurance obligations with employees.

The main actuarial assumptions used in valuing these plans are as follows:

	12/31/2014	12/31/2013
Discount rate	11.17% - 11.31%	10.77%
Nominal rate of salary increase	6.69%	6.18%
Expected inflation	5.00%	4.50%
Cost of health insurance	8.15%	7.64%
Mortality tables	AT 2000 M/F	AT 2000 M/F

In addition, Telefónica Brazil, along with other companies resulting from the privatization of Telebrás (Telecomunicações Brasileiras, S.A.) in 1998, adhered to PBS-A, a non-contribution defined benefit plan managed by Fundação Sistel de Seguridade Social, whose beneficiaries are employees that retired prior to January 31, 2000. At December 31, 2014 net plan assets amounted to 999 million Brazilian reais (918 million Brazilian reais at December 31, 2013), equivalent to 310 million euros (284 million euros at December 31, 2013). This plan does not have an impact on the consolidated statement of financial position, given that recovery of the assets is not foreseeable.

The valuations used to determine the value of obligations and plan assets, where appropriate, were performed as of December 31, 2014 by external and internal actuaries. The projected unit credit method was used in all cases.

Other provisions

The movement in “Other provisions” in 2014 and 2013 is as follows:

Millions of euros
Other provisions at December 31, 2012	3,392
Additions and accretion	968
Retirements/amount applied	(735)
Translation differences and other	(539)
Other provisions at December 31, 2013	3,086
Additions and accretion	1,149
Retirements/amount applied	(853)
Inclusion of companies	197
Translation differences and other	249
Other provisions at December 31, 2014	3,828

With respect to the European Commission Decision of July 4, 2007 concerning Telefónica Spain's broadband pricing policy, on July 10, 2014 the European Union Court of Justice dismissed the appeal submitted by Telefónica, S.A. and Telefónica de España, maintained the fine and terminated the appeal (see Note 21). Consequently the Group paid a fine of 152 million euros and 58 million euros of interest. Provision for this item totaled 205 million euros at December 31, 2013.

In addition to the employee restructuring plan in Telefonica Deutschland described above, this company made a provision of 87 million euros in 2014, primarily to cover the costs linked to the cancellation of certain contracts as a result of the integration with E-Plus (see Note 5).

“Other provisions” include the provisions for dismantling of assets recognized by Group companies in the amount of 883 million euros (483 million euros at the 2013 year end), of which 501 million euros correspond to Telefonica Germany (79 million euros at the 2013 year end).

At December 31, 2014, Telefónica Brazil has the following provisions for an amount of 1,501 million euros equivalent to cover the risks to which it is exposed:

•	Provisions for disputes regarding federal, state and municipal taxes totaling approximately 813 million euros (735 million euros at December 31, 2013).

•	Provisions for labor-related contingencies of approximately 315 million euros (307 million euros at December 31, 2013), which basically relate to claims filed by former and outsourced employees.

•
Civil claims by private consumers and consumer associations regarding services rendered, and other legal proceedings related with normal operations. Certain administrative proceedings are also in progress concerning disputes about obligations established in sector regulations. The amount accrued for these matters totals approximately 373 million euros (303 million euros at December 31, 2013).

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

The main market risks affecting Group companies are as follows:

Exchange rate risk

Exchange rate risk arises primarily from: (i) Telefónica’s international presence, through its investments and businesses in countries that use currencies other than the euro (primarily in Latin America, but also in the United Kingdom), and (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt.

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

Exchange rate risk

The fundamental objective of the exchange rate risk management policy is that, in event of depreciation in foreign currencies relative to the euro, any potential losses in the value of the cash flows generated by the businesses in such currencies, caused by depreciation in exchange rates of a foreign currency relative to the euro, are offset (to some extent) by savings from the reduction in the euro value of debt denominated in such currencies. This objective is also reflected on the decrease of the sensitivity to exchange rate variations of the net debt to OIBDA ratio, in order to protect the Group solvency. The degree of exchange rate hedging employed varies depending on the type of investment. For transactions of purchase or sale of business in currencies other than euro, additional hedges can be made on the estimate prices of the transactions or on estimated cash flows and OIBDA.

At December 31, 2014, net debt in Latin American currencies was equivalent to approximately 8,379 million euros. However, the Latin American currencies in which this debt is denominated is not distributed in proportion to the cash flows generated in each currency. The future effectiveness of the strategy described above as a hedge of exchange rate risks therefore depends on which currencies depreciate relative to the euro.

Telefónica occasionally takes out dollar-denominated debt to hedge the euro-dollar intermediate component in the relation Euro-Latin American currencies, either in Spain (where such debt is associated with an investment as long as it is considered to be an effective hedge) or in the country itself, where the market for local currency financing or hedges may be inadequate or non-existent. At December 31, 2014, the Telefónica Group’s net debt denominated in dollars was equivalent to 1,254 million euros.

At December 31, 2014, pound sterling-denominated net debt was approximately 1.82 times the value of the 2014 operating income before depreciation and amortization (OIBDA) from the business in the United Kingdom, helping to reduce the sensitivity of the Telefónica Group net debt over OIBDA ratio to changes in the value of the pound sterling against euro. Pound sterling-denominated net debt at December 31, 2014, was equivalent to 3,043 million euros, lower than the 3,342 million euros at December 31, 2013.

After the completion of the sale of Telefónica Czech Republic, a.s., the exchange rate risk in Czech crowns is limited only to deferred price amounts which as of December 31, 2014 are totally hedged.

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

Exchange rate management in 2014 produced a negative impact in the amount of 293 million euros (disregarding the effect of monetary correction), mainly due to the fluctuation in the exchange rate of the Venezuelan bolivar from 6.30 to 49.988 bolivars per dollar and, to a lesser extent, the difficulty in covering commercial positions in US dollars in Argentina, compared to the negative impact of 111 million euros recognized in 2013.

The following table illustrates the sensitivity of foreign currency gains and losses and of equity to changes in exchange rates, where: a) in calculating the impact on the income statement, the exchange rate position affecting the income statement at the end of 2014 was considered constant during 2015; b) in calculating the impact on equity, only monetary items have been considered, namely debt and derivatives such as hedges of net investment and loans to subsidiaries related to the investment, whose breakdown is considered constant in 2015 and identical to that existing at the end of 2014. In both cases, Latin American currencies are assumed to depreciate against the dollar and the rest of the currencies against the euro by 10%.

Millions of euros
Currency	Change	Impact on the consolidated income statement	Impact on consolidated equity
All currencies vs EUR	10%	76	(284)
USD vs EUR	10%	2	(107)
European currencies vs EUR	10%	1	(230)
Latin American currencies vs USD	10%	73	53
All currencies vs EUR	(10)%	(76)	284
USD vs EUR	(10)%	(2)	107
European currencies vs EUR	(10)%	(1)	230
Latin American currencies vs USD	(10)%	(73)	(53)

The exchange position of the Venezuelan bolivar affects the estimates made by the Group of the net asset value of the foreign currency position related to investments in Venezuela, the negative impact of which on the 2014 financial statements amounted to 271 million euros.

The Group’s monetary position in Venezuela at December 31, 2014 is a net creditor position of 12,404 million Venezuelan bolivars (equivalent to approximately 204 million euros). It had a debtor position until July; nevertheless the average exposure in 2014 has been a creditor position, which led to a higher financial expense in the amount of 11 million euros due to the effect of the monetary correction for inflation during the year.

Interest rate risk

The Telefónica Group’s financial expenses are exposed to changes in interest rates. In 2014, the rates applied to the largest amount of short-term debt were mainly based on the Euribor, the Brazilian SELIC, the US dollar and pound sterling Libor, the Mexican UDI and the Colombian UVR. In nominal terms, at December 31, 2014, 70% of Telefónica’s net debt (or 70% of long-term net debt) was pegged to fixed interest rates for a period greater than one year, compared to 71% of net debt (74% of long-term net debt) in 2013. Of the remaining 30% (net debt at floating rates or at fixed rates maturing in under one year), 10 percentage points had interest rates collared in a period over one year (or 3% of long-term debt), while at December 31, 2013 this was the case for 11 percentage points of net debt at floating rates or with fixed rates maturing within one year (3% of long-term net debt).

In addition, early retirement liabilities were discounted to present value over the year, based on the curve for instruments with very high credit quality. The decrease in interest rates has increased the market value of these liabilities. However, this increase was nearly completely offset by the increase in the value of the hedges on these positions.

Net financial expense amounted to 2,822 million euros in 2014 (-1.6% year-on-year), and includes 293 million euros due to net negative foreign exchange differences primarily as a result of the Company’s decision to adopt the SICAD II exchange rate of the Venezuelan bolivar. Excluding this effect, net financial expenses fell 8.2% year-on-year, mainly due to a 9.1% reduction in the average debt, placing the effective cost of debt over the last twelve months at 5.40%, 6 basis points higher than in December 2013. The greater weight of debt in Latin America currencies and repayment and maturity of cheap debt in euros increases the average cost in 47 basis points, while the lowest rates in Latin America and Europe reduce it in 41 basis points.

To illustrate the sensitivity of financial expenses to variability in short-term interest rates, a 100 basis points increase in interest rates in all currencies in which Telefónica has financial positions at December 31, 2014 has been assumed, and a 100 basis points decrease in interest rates in all currencies except those currencies with low interest rates, in order to avoid negative rates (euro, pound sterling and the US dollar) and a constant position equivalent to that prevailing at the end of 2014.

To illustrate the sensitivity of equity to variability in interest rates, a 100 basis point increase in interest rates in all currencies and terms of the curve, in which Telefónica holds financial positions at December 31, 2014 was assumed, as well as a 100 basis point decrease in all currencies and terms (except those below 1% in order to avoid negative rates). Cash flow hedge positions were also considered as they are fundamentally the only positions where changes in market value due to interest-rate fluctuations are recognized in equity.

Millions of euros
Change in basis points (bp)	Impact on consolidated income statement	Impact on consolidated equity
+100bp	(111)	370
-100bp	68	(113)

Share price risk

The Telefónica Group is exposed to changes in the value of equity investments that may be bought, sold or otherwise involved in transactions, from changes in the value of derivatives associated with such investments, from convertible or exchangeable instruments issued by Telefónica Group, from treasury shares and from equity derivatives.

According to the Share-based payments plans (see Note 19) the shares to be delivered to employees under such plan may be either the parent company treasury shares, acquired by them or any of its Group companies; or newly-issued shares. The possibility of delivering shares to beneficiaries of the plan in the future, implies a risk since there could be an obligation to hand over a maximum number of shares at the end of each phase, whose acquisition (in the event of acquisition in the market) in the future could imply a higher cash outflow than required on the start date of each phase if the share price is above the corresponding price on the phase start date. In the event that new shares are issued for delivery to the beneficiaries of the plan, there would be a dilutive effect for ordinary shareholders as a result of the higher number of shares delivered under such plan outstanding.

In 2014 a new long-term incentive Plan consisting of the delivery of shares of Telefónica, S.A. aimed at members of the Executives of Telefónica Group was launched denominated Performance Share Plan (PIP). Furthermore 2014 Ordinary General Shareholders’ Meeting approved a Global incentive Telefónica, S.A. shares purchase Plan for the Employees of the Telefónica Group.

To reduce the risk associated with variations in share price under these plans, Telefónica could acquire instruments that replicate the risk profile of some of these plans as it was done in previous years.

In addition, the Group may use part of the treasury shares of Telefónica, S.A. held at December 31, 2014 to cover shares deliverable under the PIP or the Global Employee Share Plan. The net asset value of the treasury shares could increase or decrease depending on variations in Telefónica, S.A.’s share price.

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

At December 31, 2014, the average maturity of net financial debt (45,087 million euros) was 6.2 years.

At December 31, 2014, gross financial debt scheduled to mature in 2015 amounted to approximately 8,491 million euros (which includes the net position of derivative financial instruments and certain current payables). These maturities are lower than the amount of funds available, calculated as the sum of: a) cash and cash equivalents and current financial assets other than those in Venezuela (367 million euros) and Telefónica’s participation in Telco’s bond (principal amount of 1,225 million euros) totalling 7,869 million euros; b) annual cash generation projected for 2015, and c) undrawn credit facilities arranged with banks whose original maturity is over one year (an aggregate of more than 10,618 million euros at December 31, 2014), providing flexibility to the Telefónica Group with regard to accessing capital or credit markets in the next 12 months. For a further description of the Telefónica Group’s liquidity and capital resources in 2014, see Note 13.2 Financial Liabilities and Appendix V.

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

Regarding the first point, at December 31, 2014, the Telefónica Group’s Latin American companies had net debt not guaranteed by the parent company of 5,049 million euros, which represents 10.7% of net debt.  Nevertheless, in certain countries, such as Venezuela, there is a net cash balance (instead of a net liability balance).

Regarding the repatriation of funds to Spain, 1,118 million euros from Latin America companies have been received in 2014, of which 961 million euros were from dividends and 157 million euros were for other items.

In this regard, it is worth noting that since February 2003, Venezuela has had an exchange control mechanism in place, managed by the Centro Nacional de Comercio Exterior (CENCOEX). The body has issued a number of regulations (“providencias”) governing the modalities of currency sales in Venezuela at official exchange rates. Foreign companies which are duly registered as foreign investors are entitled to request approval to acquire currencies at the official exchange rate by the CENCOEX, in line with regulation number 056, article 2, section c) "Remittance of profits, income, interest and dividends from international investment” Telefónica Venezolana, C.A. (formerly Telcel, C.A.), a Telefónica Group subsidiary in Venezuela, obtained the aforementioned requested approval on 295 million Venezuelan bolivars in 2006, 473 million Venezuelan bolivars in 2007 and 785 million Venezuelan Bolivars in 2008. At December 31, 2014, payment of two dividends agreed by the company in the amount of 5,882 million Venezuelan bolivars is pending approval by the CENCOEX.

Credit risk

The Telefónica Group trades in derivatives with creditworthy counterparties. Therefore, Telefónica, S.A. generally trades with credit entities whose “senior debt” ratings are of at least “A” or in case of Spanish entities in line with the credit rating of Kingdom of Spain. In Spain, where most of the Group’s derivatives portfolio is held, there are netting agreements with financial institutions, with debtor or creditor positions offset in case of bankruptcy, limiting the risk to the net position. In addition, the CDS (Credit Default Swap) of all the counterparties with which Telefónica, S.A. operates is monitored at all times in order to assess the maximum allowable CDS for operating at any given time. Transactions are generally only carried out with counterparties whose CDS is below the threshold.

For other subsidiaries, particularly those in Latin America, assuming a stable sovereign rating provides a ceiling which is below “A”, trades are with local financial entities whose rating by local standards is considered to be of high creditworthiness.

Meanwhile, with credit risk arising from cash and cash equivalents, the Telefónica Group places its cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by a general framework, revised annually. Counterparties are chosen according to criteria of liquidity, solvency and diversification based on the conditions of the market and countries where the Group operates. The general framework sets: the maximum amounts to be invested by counterparty based on its rating (long-term debt rating); and the instruments in which the surpluses may be invested (money-market instruments).

The Telefónica Group considers credit risk management as a key element to achieve its sustainable business and customer base growth targets in a manner that is consistent with Telefónica Corporate Risk Management Policy. This management approach relies on the active monitoring of the risk assumed and the resources necessary to grant the adequate risk-reward balance in the operations and the separation between the risk ownership areas and risk management areas.

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

Several Telefónica Group companies provide operating guarantees granted by external counterparties, which are offered during their normal commercial activity, in bids for licenses, permits and concessions, and spectrum acquisitions. At December 31, 2014, these guarantees amounted to approximately 4,401 million euros.

Capital management

Telefónica’s corporate finance department, takes into consideration several factors for the evaluation of the Telefónica’s capital structure, with the aim of maintaining the solvency and creating value to the shareholders.

The corporate finance department estimates the cost of capital on a continuous basis through the monitoring of the financial markets and the application of standard industry approaches for calculating weighted average cost of capital, or WACC, so that it can be applied in the valuation of businesses in course and in the evaluation of investment projects. Telefónica also uses as reference a net financial debt ratio below 2.35x OIBDA in the medium term (excluding items of a non-recurring or exceptional nature), with the objective of protecting the credit rating over the medium term, and making this rating compatible with  alternative uses of cash flow that could arise at any time.

These general principles are refined by other considerations and the application of specific variables, such as country risk in the broadest sense, or the volatility in cash flow generation that are considered, when evaluating the financial structure and its different areas.

Derivatives policy

At December 31, 2014, the nominal value of outstanding derivatives with external counterparties amounted to 193,152 million equivalent, a 17% increase from December 31, 2013 (164,487 million euros equivalent). This figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying liability. For example, a foreign currency loan can be hedged into floating rate, and then each interest rate period can be fixed using a fixed rate hedge, or FRA (forward rate agreement). Even using such techniques to reduce the position, it is still necessary to take extreme care in the use of derivatives to avoid potential problems arising through error or a failure to understand the real position and its associated risks.

1) Derivatives based on a clearly identified underlying.

Telefónica’s derivatives policy emphasizes the following points:

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

•
Hedges of net investment in consolidated foreign subsidiaries. Generally such hedges are arranged by the parent company and the other Telefónica holding companies. Wherever possible, these hedges are implemented through real debt in foreign currency. Often, however, this is not always possible as many Latin American currencies are non-convertible, making it impossible for non-resident companies to issue local currency debt. It may also be that the debt market in the currency concerned is too thin to accommodate the required hedge (for example, pounds sterling), or that an acquisition is made in cash with no need for market financing. In these circumstances derivatives, either forwards or cross-currency swaps are used to hedge the net investment.

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

The breakdown of the financial results recognized in 2014, 2013 and 2012 is as follows:

Millions of euros	2014	2013	2012
Interest income	553	613	557
Dividends received	5	11	28
Other financial income	228	203	276
Subtotal	786	827	861
Changes in fair value of financial assets at fair value through profit or loss	1,004	(427)	648
Changes in fair value of financial liabilities at fair value through profit or loss	(1,059)	388	(550)
Transfer from equity to profit and loss from cash flow hedges	(163)	(121)	(173)
Transfer from equity to profit and loss from available-for-sale assets and others	−	(52)	(50)
Gain/(loss) on fair value hedges	865	(935)	198
(Loss)/gain on adjustment to items hedged by fair value hedges	(796)	961	(145)
Subtotal	(149)	(186)	(72)
Interest expenses	(2,556)	(2,898)	(3,094)
Ineffective portion of cash flow hedges	−	−	1
Accretion of provisions and other liabilities	(400)	(201)	(469)
Other financial expenses	(200)	(238)	(289)
Subtotal	(3,156)	(3,337)	(3,851)
Net finance costs excluding foreign exchange differences and hyperinflationary adjustments	(2,519)	(2,696)	(3,062)

The breakdown of Telefónica’s derivatives at December 31, 2014, their fair value at year-end and the expected maturity schedule is as set forth in the table below:

2014
Millions of euros	Fair value (**)	Notional amount Maturities (*)
Derivatives		2015	2016	2017	Subsequent years	Total
Interest rate hedges	(482)	(1,384)	1,877	292	(3,502)	(2,717)
Cash flow hedges	648	(1,050)	706	460	3,265	3,381
Fair value hedges	(1,130)	(334)	1,171	(168)	(6,767)	(6,098)
Exchange rate hedges	(966)	7,784	3,141	913	3,799	15,637
Cash flow hedges	(964)	7,992	3,141	913	3,799	15,845
Fair value hedges	(2)	(208)				(208)
Interest and exchange rate hedges	(890)	(538)	422	64	1,495	1,443
Cash flow hedges	(592)	(373)	465	167	2,675	2,934
Fair value hedges	(298)	(165)	(43)	(103)	(1,180)	(1,491)
Net investment hedges	(121)	(1,436)	(750)	(60)		(2,246)
Other derivatives	(221)	7,957	51	(1,183)	(1,437)	5,388
Interest rate	34	7,893	452	(325)	(1,557)	6,463
Exchange rate	(145)	91	(401)	(108)	120	(298)
Others	(110)	(27)		(750)		(777)
(*) For interest rate hedges, the positive amount is in terms of fixed “payment.” For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.
(**) Positive amounts indicate payables.
(***)The fair value of the Telefónica Group derivatives amounted to a positive MTM (accounts receivable) of 2,680 million euros.

The breakdown of Telefónica’s derivatives at December 31, 2013, their fair value at year-end and the expected maturity schedule are as set forth in the table below:

2013
Millions of euros	Fair value (**)	Notional amount Maturities (*)
Derivatives		2014	2015	2016	Subsequent years	Total
Interest rate hedges	456	(4,266)	1,934	845	(2,079)	(3,566)
Cash flow hedges	758	(3,462)	2,099	(96)	8,143	6,684
Fair value hedges	(302)	(804)	(165)	941	(10,222)	(10,250)
Exchange rate hedges	355	(467)	1,551	3,128	4,709	8,921
Cash flow hedges	357	(330)	1,551	3,128	4,709	9,058
Fair value hedges	(2)	(137)				(137)
Interest and exchange rate hedges	(233)	(468)	(321)	465	1,923	1,599
Cash flow hedges	(58)	(383)	(200)	566	2,779	2,762
Fair value hedges	(175)	(85)	(121)	(101)	(856)	(1,163)
Net investment hedges	(277)	(1,992)	(162)	(1,151)	(60)	(3,365)
Other derivatives	(434)	1,918	(63)	(710)	(1,928)	(783)
Interest rate	(359)	2,353	(141)	(710)	(1,941)	(439)
Exchange rate	(75)	(435)	78		13	(344)
Others						−
(*) For interest rate hedges, the positive amount is in terms of fixed “payment.” For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.
(**) Positive amounts indicate payables.

A list of derivative products entered into at December 31, 2014 is provided in Appendix IV.

Note 17. Income tax matters

Consolidated tax group in Spain

Pursuant to a Ministerial Order dated December 27, 1989, Telefónica, S.A. files consolidated tax returns in Spain for certain Group companies. The consolidated tax group comprised 49 and 51 companies in 2014 and 2013, respectively.

Amendment to the Spanish Corporate Income Tax Law

Spanish Law 27/2014 of 27 November on Corporate Income Tax stipulates a reduction of the current tax rate for financial year ending in 2014 (30%). It has been set at 28% for financial year ending in 2015, and at 25% for financial year ending in 2016 and following years.

In addition, although a limit is established to offset tax loss carryforwards at 60% for 2016 and at 70% for 2017 and subsequent years, the time limit to offset them, which was 18 years, is removed.

These 2014 consolidated financial statements include the effect of the lower rate on the deferred tax assets and liabilities of companies forming part of the tax group in Spain. The net effect is an income tax expense amounting to 50 million euros.

Deferred taxes

The movements in deferred taxes in the Telefónica Group in 2014 and 2013 are as follows:

Millions of euros	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2013	6,376	3,063
Additions	1,763	408
Disposals	(1,152)	(1,009)
Transfers	(132)	58
Translation differences and hyperinflation adjustments	3	22
Company movements and others	9	24
Balance at December 31, 2014	6,867	2,566

Millions of euros	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2012	7,308	4,788
Additions	1,662	614
Disposals	(1,007)	(691)
Transfers	(1,442)	(1,516)
Translation differences and hyperinflation adjustments	(156)	(149)
Company movements and others	11	17
Balance at December 31, 2013	6,376	3,063

“Additions” of deferred tax assets in 2014 includes the impact of the Law 12,973/14, resulting from the conversion of Interim Measure 627/13, published in Brazil on May 13, 2014. As a result of the entry into force of this new law, the tax effects were revisited for certain assets arising from the business combination of Telesp and Vivo Participaçoes and, therefore, the Telefónica Group revised the deferred tax assets associated with such assets. The impact on “Corporate income tax” in the consolidated income statement for 2014 is a reduction in the expense of 394 million euros.

“Additions” in 2014 includes among others, the tax effect of the 70% limitation on assets depreciation in Spain of 118 million euros in 2014 and 128 million euros in 2013, the adjustment of the value of the investment of Telefónica, S.A in Telco, S.p.A. of 108 million euros (108 million euros in 2013), and 189 million euros due to the impact of the application of the rate resulting in the allocations conducted through SICAD II, as reference rate to translate the Venezuelan bolivar (see Note 2), which is not tax deductible in 2014.

Also, Colombia Telecom, which generated in 2014 taxable profit, recognized tax credits for loss carryforwards and temporary differences, chiefly from the finance lease agreement with PARAPAT (see Note 22) in the amount of 1,032 million Colombian pesos (roughly 390 million euros, of which 126 million euros correspond to tax credits for loss carryforwards and 264 million euros correspond to temporary differences).

In 2014 the Group recorded 64 million euros of tax credits for tax deductions, mainly for R+D in Spain (146 million euros in 2013).

“Additions” of deferred tax assets in 2013 mainly included the positive impact of the recognition of tax credits for tax losses carryforwards at several Group companies in Spain, Germany and Brazil of 547 million euros. In 2014 the recognition of tax credits for tax losses carryforwards from prior years amounted to 255 million euros, which includes 126 million euros recognized in Colombia Telecom commented before.

Transfers during 2013 mainly relate to the offsetting of deferred tax assets and liabilities as a result of the merger of Telefónica companies in Brazil completed in 2013.

 “Disposals” of deferred tax assets include the impact of the Group’s labor force reduction plans, amounting to 207 million euros in 2014 and 186 million euros in 2013.

In 2014 the Group recorded disposals in deferred tax assets amounting to 307 million euros, and disposals in deferred tax liabilities amounting to 226 million euros, in relation with the aforementioned reduction of the current tax rate.

The movements in deferred tax assets, recognized directly in equity in 2014 amount to 95 million euros of “additions” and 26 million euros of “disposals” (38 million euros of “additions” and 225 million euros of “disposals” in 2013). The movements in deferred tax liabilities, recognized directly in equity in 2014 amount to 32 million euros of “additions” and 73 million euros of “disposals” (7 million euros of “additions” and 1 million euros of “disposals” in 2013).

Expected realization of deferred tax assets and liabilities

In the majority of cases, realization of the Group’s deferred tax assets and liabilities depends on the future activities carried out by the different companies, on tax regulations in the different countries in which these companies operate, and on the strategic decisions affecting the companies. Under the assumptions made, the estimated realization of deferred tax assets and liabilities recognized in the consolidated statement of financial position at December 31, 2014 is as follows:

12/31/2014	Total	Less than 1 year	More than 1 year
Deferred tax assets	6,867	1,239	5,628
Deferred tax liabilities	2,566	269	2,297

Deferred tax assets

Deferred tax assets in the accompanying consolidated statements of financial position include the tax loss carryforwards, unused tax credits recognized and deductible temporary differences recognized at the end of the reporting period.

Tax credits for loss carryforwards

The tax group in Spain had unused tax loss carryforwards at December 31, 2014 amounting to 9,940 million euros. The estimated schedule is the following:

	Total	Less than 1 year	More than 1 year
Tax loss carryforwards	9,940	-	9,940

In 2012, subsequent to the inspection by the tax authorities, the tax group in Spain reevaluated its tax credits based on the business plans of the companies in the tax group and the best estimate of taxable income, over a period of time that is in line with the state of the various markets in which they operate. As a result, a reduction of 458 million euros in “Corporate income tax" was recognized in 2012. In 2013, the tax credits of the tax group in Spain were reevaluated using the same criteria as in the prior year, resulting in a reduction in “Corporate income tax" of 190 million euros.

Total tax loss carryforwards in Spain in the statement of financial position at December 31, 2014 amount to 1,168 million euros. Total unrecognized tax credits for tax law carryforwards of these companies amount to 1,317 million euros. These tax credits do not expire.

The various Group companies in the rest of Europe have recognized 847 million euros of unrecognized tax credits, mainly from the tax loss carryforwards of the Telefónica companies in Germany. Total unrecognized tax credits for tax loss carryforwards of these companies amount to 6,045 million euros. These tax credits do not expire.

Recognized tax credits in the consolidated statement of financial arising from the Latin American subsidiaries at December 31, 2014 amounted to 280 million euros. Total unrecognized tax credits for tax loss carryforwards in Latin America amount to 422 million euros.

Deductions

The tax group has recognized 246 million euros of unused tax deductions in the consolidated statement of financial position at December 31, 2014, generated primarily from export activity, double taxation and donations to non-profit organizations.

Temporary differences

The sources of deferred tax assets and liabilities from temporary differences recognized at December 31, 2014 and 2013 are as follows:

Millions of euros	12/31/2014	12/31/2013
Goodwill and intangible assets	792	1,239
Property, plant and equipment	793	651
Personnel commitments	969	1,238
Provisions	1,381	1,017
Investments in subsidiaries, associates and other shareholdings	867	869
Inventories and receivables	436	203
Other	1,746	1,035
Total deferred tax assets for temporary differences	6,984	6,252

Millions of euros	12/31/2014	12/31/2013
Goodwill and intangible assets	1,550	1,659
Property, plant and equipment	1,395	1,304
Personnel commitments	25	−
Provisions	28	15
Investments in subsidiaries, associates and other shareholdings	1,366	1,653
Inventories and receivables	89	26
Other	771	282
Total deferred tax liabilities for temporary differences	5,224	4,939

Deferred tax assets and liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority. At December 31, 2014, deferred tax assets and liabilities amounting to 2,658 million euros were offset, affected by the inclusion of E-Plus in the scope of consolidation (1,876 million euros at December 31, 2013).

The heading "Other” includes, among others, the difference between the accounting and tax values created by the value of financial derivatives at year end (see Note 16) and deferred tax assets in relation with the finance lease of handsets.

Tax payables and receivables

Current tax payables and receivables at December 31, 2014 and 2013 are as follows:

Millions of euros	Balance at 12/31/2014	Balance at 12/31/2013
Taxes payable
Tax withholdings	126	103
Indirect taxes	1,012	896
Social security	168	152
Current income taxes payable	335	575
Other	385	477
Total	2,026	2,203

Millions of euros	Balance at 12/31/2014	Balance at 12/31/2013
Tax receivables
Indirect tax	595	620
Current income taxes receivable	953	870
Other	201	174
Total	1,749	1,664

Reconciliation of book profit before taxes to taxable income

The reconciliation between book profit before tax and the income tax expense for 2014, 2013 and 2012 is as follows:

Millions of euros	2014	2013	2012
Accounting profit before tax	3,635	6,280	5,864
Tax expense at prevailing statutory rate	1,046	1,935	1,903
Permanent differences	317	(124)	307
Changes in deferred tax charge due to changes in tax rates	89	(21)	(27)
Capitalization of tax deduction and tax relief	(74)	(146)	(81)
Use/ Capitalization of loss carryforwards	(255)	(547)	(404)
Increase / (Decrease) in tax expense arising from temporary differences	(792)	95	(297)
Other	52	119	60
Income tax expense	383	1,311	1,461
Breakdown of current/deferred tax expense
Current tax expense	1,480	2,221	1,726
Deferred tax benefit	(1,097)	(910)	(265)
Total income tax expense	383	1,311	1,461

Tax inspections and tax-related lawsuits

Tax Group in Spain

a)	Tax inspections

In December 2012 the National Court of Justice issued a ruling on the tax inspection for the years 2001 to 2004, accepting the tax losses incurred by the Group in relation to the transfer of certain interests in TeleSudeste, Telefónica Móviles México and Lycos as tax deductible and rejecting the other allegations. On December 28, 2012, the Company filed an appeal with the Supreme Court.

Also in 2012, in Spain the tax inspections for all taxes for the years 2005 to 2007 were completed, with the Company signing consent forms for an income tax payment of 135 million euros that was paid and non-consent form for the items which the Company contests. The tax assessment for which a non-consent form was signed did not require payment of any tax because it only proposed a reduction in unused tax loss carryforwards. An appeal was filed with the Large Taxpayers Central Office of the Spanish State Tax Agency requesting this tax assessment be reversed, although no decision on the appeal has been issued as of the date of preparation of these consolidated financial statements.

In July 2013, new inspections of various companies in the 24/90 Tax Group, of which Telefónica, S.A. is the parent were initiated. The taxes and periods subject to review are corporate income tax for the years 2008 to 2011, VAT, tax withholdings and payments on account in respect of personal income tax, tax on investment income, property tax and non-resident income tax for the second half of 2009 and the years 2010 and 2011. It is not expected that these inspections in progress will result in the need to recognize any additional liabilities in the Telefónica Group’s consolidated financial statements.

b)	Tax deductibility of financial goodwill (Article 12.5)

Spain added a new Article 12.5 to its Corporate Income Tax Law, which came into force on January 1, 2002. The article regulated the deductibility of tax amortization of financial goodwill arising from the acquisition of non-Spanish companies, which could be amortized over 20 years at 5% per annum.

The Telefónica Group has been amortizing for tax purposes financial goodwill from its investments in O2, Cesky Telecom, BellSouth and Coltel (all predating December 21, 2007) with a cumulative positive impact on consolidated income tax expense from 2004 to 2014 of 795 million euros.

On December 20, 2007 the European Commission challenged the Spanish law, on the grounds that this tax benefit constituted State aid. On October 28, 2009 the Commission issued a First Decision ruling that Article 12.5 constituted State aid, although it upheld the legitimacy of operations carried out prior to publication of the commencement of the investigation procedure in the EU's Official Journal.

On January 12, 2011 the Commission issued a Second Decision ruling that, in the case of acquisitions in non-European Union countries up to May 21, 2011, the system established in the original version of Article 12.5 could still be applied, provided certain conditions were fulfilled.

After the proceedings initiated on July 17, 2013, on October 15, 2014 the Commission declared that the Binding Consultation in connection with financial goodwill on indirect acquisitions also constituted State aid and cast doubt on the applicability of the principle of legitimate expectations acknowledged in the two previous Decisions, now disallowing it for indirect acquisitions.

On November 7, 2014 the European Union General Court issued two rulings overturning the First and Second European Union Decisions, as it has considered that the system permitting amortization of goodwill in Spain did not constitute State aid because it had not been proven that the action taken by the Spanish authorities was selective. The European Commission submitted an appeal against both rulings to the EU's Court of Justice.

Telefónica Brasil

Telefónica Brasil has a number of appeals ongoing regarding the ICMS (a tax similar to VAT, levied on telecommunications services). There is a dispute with the Brazilian tax authorities over which services should be subject to settlement of this tax. In 2014 the tax authorities embarked upon a new round of inspections in this regard.

To date the most significant issues have focused on the requirement to collect the ICMS on penalties charged to customers for non-compliance, Internet advertising services, and complementary or additional services to the basic telecommunications services such as value-added services and modem rental.

All related procedures are being contested in all instances (administrative and court proceedings). The aggregate amount of these assessments, updated to take into account interest, fines and other items, is approximately 9,700 million Brazilian reais (3,010 million euros). No provisions have been set aside for these matters, as the risk of them giving rise to liabilities is not probable. Telefónica Brasil has obtained independent expert reports supporting its position, i.e. that the aforesaid services are not subject to the ICMS.

Telefónica del Perú

Regarding the Group’s main tax litigation in Peru, on March 20, 2013, notification was received of a first instance court decision upholding Telefónica Peru’s arguments in three of the five objections filed by the authorities and appealed against in higher courts regarding corporate income tax in 2000/2001, which accounted for more than 75% of the total litigation amount (the objections related respectively to the provision for insolvency, interest on borrowing and leases of space for public telephones). The company also obtained a precautionary measure in this regard amounting to 1,413 million Peruvian soles (391 million euros). Court proceedings are also ongoing concerning the possible offsetting of recoverable balances in 1998 and 1999, and the interest and penalties to be applied. Both the tax authorities and the company have appealed against the decision in the court of second instance.

In parallel to the aforementioned court proceedings, the tax authorities proceeded to collect tax dues relating to the corporate income tax for the years 2000-2001 and payments on account of the corporate income tax in respect of the year 2000, considering the recoverable balances for 1998 and 1999. There were successive reductions to the sums claimed in the two cases following appeals submitted by Telefónica del Peru against the settlements and the precautionary measure commented above, up until the company finally paid out 286 million Peruvian soles (80 million euros) in 2012 and 2013 pending the related rulings, whereby the estimated claim amount would be 1,581 million Peruvian soles (437 million euros) if the outcome was unfavorable. No further action was taken in connection with these administrative procedures in 2014, and therefore they are still pending with the Tax Court (administrative phase). An appeal may be submitted against an adverse outcome, and an application may be made for a suspension injunction.

In connection with these proceedings in Peru, the Group and its legal advisors consider they may have legal arguments to bring about a probable favorable ruling with no significant effect on the Group's financial statements.

Years open for inspection

The years open for review by the tax inspection authorities for the main applicable taxes vary from one consolidated company to another, based on each country’s tax legislation, taking into account their respective statute-of-limitations periods. In Spain, following the tax audit completed in 2012, the corporation tax from 2008 onwards and all other applicable taxes from 2009 onwards are open to inspection with respect to the main companies of the Spanish tax group.

In the other countries in which the Telefónica Group has a significant presence, the years open for inspection by the relevant authorities are generally as follows:

•	The last ten years in Germany.

•	The last seven years in United Kingdom and Argentina.

•	The last five years in Brazil, Mexico, Uruguay, Colombia and the Netherlands.

•	The last four years in Venezuela, Peru, Guatemala and Costa Rica.

•	The last three years in Chile, Ecuador, Nicaragua, El Salvador, the United States and Panama.

The tax inspection of the open years is not expected to give rise to additional material liabilities for the Group.

Note 18. Revenue and expenses

Revenues

The breakdown of “Revenues” is as follows:

Millions of euros	2014	2013	2012
Rendering of services	46,007	52,386	57,810
Net sales	4,370	4,675	4,546
Total	50,377	57,061	62,356

Other income

The breakdown of “Other income” is as follows:

Millions of euros	2014	2013	2012
Own work capitalized	774	794	822
Gain on disposal of companies	5	63	123
Gain on disposal of other assets	367	336	802
Government grants	36	42	51
Other operating income	525	458	525
Total	1,707	1,693	2,323

 “Gain on disposal of other assets” includes gains from the sale of telephone towers of 198 million euros, 113 million euros and 620 million euros in 2014, 2013 and 2012, respectively.

Other expenses

The breakdown of “Other expenses” in 2014, 2013 and 2012 is as follows:

Millions of euros	2014	2013	2012
Leases	1,039	947	1,159
Advertising	1,226	1,290	1,528
Other external services	9,811	10,590	10,800
Taxes other than income tax	1,094	1,335	1,436
Change in trade provisions	693	701	777
Losses on disposal of fixed assets and changes in provisions for fixed assets	58	277	706
Other operating expenses	368	288	399
Total	14,289	15,428	16,805

In 2013, “Losses on disposal of fixed assets and changes in provisions for fixed assets” mainly includes the value adjustment on assets allocated to Telefónica Czech Republic amounting to 176 million euros (see Note 2). This heading in 2012 mainly included the impact of the write-offs of the customer portfolio allocated to the business in Ireland for 113 million euros and the related allocated goodwill for 414 million euros.

Estimated payment schedule

The estimated payment schedule in millions of euros for the next few years on operating leases and purchase and other contractual commitments (non-cancellable without penalty cost) are as follows:

12/31/2014	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Telefónica Brazil	3,077	399	744	623	1,311
Telefónica Germany	2,976	549	816	580	1,031
Telefónica Hispanoamérica	2,222	380	609	481	752
Telefónica Spain	975	153	242	198	382
Telefónica United Kingdom	801	127	206	162	306
Others	146	35	52	24	35
Operating lease obligations	10,197	1,643	2,669	2,068	3,817
Purchase and other contractual obligations	9,037	4,295	2,071	961	1,710

At December 31, 2014, the present value of future payments for Telefónica Group operating leases was 7,966 million euros (1,715 million euros in Telefónica Brazil, 2,837 million euros in Telefónica Germany, 1,640 million euros in Telefónica Hispanoamérica, 930 million euros in Telefónica Spain, 710 million euros in Telefónica United Kingdom and 134 million euros in other companies classified as “Others” on the table above).

The main finance lease transactions are described in Note 22.

Headcount

The table below presents the breakdown of the Telefónica Group’s average number of employees in 2014, 2013 and 2012, together with total headcount at December 31 each year. The employees shown for each subgroup include the Telefónica Group companies with similar activities in accordance with the segment reporting (see Note 4).

	2014		2013		2012
	Average	Year-end	Average	Year-end	Average	Year-end
Telefónica Spain	29,840	30,020	30,551	29,764	31,979	31,332
Telefónica United Kingdom	7,404	7,436	9,413	7,432	11,341	10,986
Telefónica Germany	6,596	10,848	5,655	5,572	5,592	5,638
Telefónica Brazil	18,337	18,419	18,930	18,388	20,008	19,481
Telefónica Hispanoamérica	38,098	38,104	38,733	38,638	38,303	38,771
Other companies	20,222	18,873	26,611	26,936	165,375	26,978
Total	120,497	123,700	129,893	126,730	272,598	133,186

The Group consolidates E-Plus from October 1, 2014 (see Note 5). The number of employees of the E-Plus Group at that date was 5,033.

Employees corresponding to the business in Telefónica Ireland and Telefónica Czech Republic are included in the average headcount until the date they were removed from the consolidation scope (see Note 2). The average number of employees in 2014, 2013 and 2012 corresponding to these companies was 753, 6,820 and 7,502.

Employees corresponding to the Atento business are included in the average headcount until the date of the sale in December 2012. The average number of employees in 2012 corresponding to the Atento companies sold was 137,454.

Of the final headcount at December 31, 2014, approximately 37.8% are women (38.2% at December 31, 2013).

Depreciation and amortization

The breakdown of “Depreciation and amortization” on the consolidated income statement is as follows:

Millions of euros	2014	2013	2012
Depreciation of property, plant and equipment	5,357	6,179	6,931
Amortization of intangible assets	3,191	3,448	3,502
Total	8,548	9,627	10,433

Earnings per share

Basic earnings per share amounts are calculated by dividing (a) the profit for the year attributable to equity holders of the parent, adjusted for the net coupon corresponding to the undated deeply subordinated securities and for the interest cost accrued in the period in relation to the debt component of the mandatorily convertible notes of the parent company issued in 2014 (see note 12) by (b) the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued upon the conversion of the said mandatorily convertible notes from the date of their issuance.

Diluted earnings per share amounts are calculated by dividing the net profit for the year attributable to ordinary equity holders of the parent, adjusted as described above, by the weighted average number of ordinary shares adjusted as described in the preceding paragraph, plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

Both basic and diluted earnings per share attributable to equity holders of the parent are calculated based on the following data:

Millions of euros	2014	2013	2012
Profit attributable to ordinary equity holders of the parent	3,001	4,593	3,928
Adjustment for the net coupon corresponding to undated deeply subordinated securities	(187)	(27)	−
Adjustment for the financial expense of the debt component of the mandatorily convertible notes	−	−	−
Total profit attributable to ordinary equity holders of the parent for basic and diluted earnings per share	2,814	4,566	3,928

Thousands
Number of shares	2014	2013 (*)	2012 (*)
Weighted average number of ordinary shares (excluding treasury shares) for basic earnings per share	4,573,586	4,627,912	4,603,539
Adjustment for mandatorily convertible notes	32,803	−	−
Adjusted number of shares (excluding treasury shares) for basic earnings per share	4,606,389	4,627,912	4,603,539
Telefónica, S.A. share option plans	11,407	4,816	1,998
Weighted average number of ordinary shares (excluding treasury shares) outstanding for diluted earnings per share	4,617,796	4,632,728	4,605,537

 (*) Restated data due to the scrip dividend.

For the purposes of calculating the earnings per share ratios (basic and diluted), the weighted average number of shares outstanding is retrospectively adjusted for transactions that have changed the number of shares outstanding without a corresponding change in equity, as if such transactions had occurred at the beginning of the earliest period presented. For instance, the bonus share issues carried out to meet the scrip dividends paid in 2014 and 2012 have been taken into account (see Note 12).

Basic and diluted earnings per share attributable to equity holders of the parent are as follows:

Figures in euros	2014	2013 (*)	2012 (*)
Basic earnings per share	0.61	0.99	0.85
Diluted earnings per share	0.61	0.99	0.85
(*) Restated data due to the scrip dividend.

Note 19. Share-based payment plans

The main share-based payment plans in place in the 2012-2014 period are as follows:

a) Long-term incentive plan based on Telefónica, S.A. shares: "Performance and Investment Plan 2011-2016"

At the General Shareholders’ Meeting held on May 18, 2011, a long-term share-based incentive plan called “Performance and Investment Plan” was approved for Telefónica Group directors and executive officers. This plan took effect following completion of the Performance Share Plan (see section c) below).

Under this plan, a certain number of shares of Telefónica, S.A. are delivered to plan participants selected by the Company who decide to participate on compliance with stated requirements and conditions.

The plan lasts five years and is divided into three independent phases.

The first phase expired on June 30, 2014. The maximum number of shares assigned to this phase of the plan was 5,545,628 shares assigned on July 1, 2011, with a fair value of 8.28 euros per share. Delivery of shares was not required at the end of the phase according to the general conditions of the plan; therefore, managers did not receive any shares.

Regarding the second and third allocations of shares under this plan, the maximum number of shares assigned (including the amount of co-investment) and the number of shares outstanding at December 31, 2014 is as follows:

Phase / assignment date	No. of shares assigned	Outstanding shares at 12/31/14	Unit fair value	End date
2nd phase July 1, 2012	7,347,282	6,007,909	5.87	June 30, 2015
3rd phase July 1, 2013	7,020,473	6,494,041	6.40	June 30, 2016

This plan is equity-settled via the delivery of shares to the participants. Accordingly, a balancing entry for the 40 million euros, 39 million euros and 22 million euros of employee benefits expenses recorded in 2014, 2013 and 2012, respectively, was made in shareholders’ equity.

b) Long-term incentive plan based on Telefónica, S.A. shares: "Performance and Investment Plan 2014-2019"

The Telefónica, S.A. General Shareholders’ Meeting on May 30, 2014 approved a new instalment of the long-term share-based incentive “Performance and Investment Plan” for certain senior executives and members of the Group’s management team, operational on completion of the first “Performance and Investment Plan”.

Like its predecessor, the term of the new plan is a total of five years divided into three phases.

The initial share allocation took place on October 1, 2014, and the second and third allocations are scheduled for October 1 in 2015 and 2016.

The maximum number of shares allocated under the Plan (including the amount of co-investment) and the number of shares outstanding at December 31, 2014 are set out below:

Phase / assignment date	No. of shares assigned	Outstanding shares at 12/31/14	Unit fair value	End date
1st phase / October 1, 2014	6,927,953	6,918,686	6.82	September 30, 2017

c) Telefónica, S.A. share plan: “Performance Share Plan” (PSP) (2006-2013)

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

The fifth and last phase expired on June 30, 2013. The maximum number of shares assigned to this phase of the plan was 5,025,657 shares assigned on July 1, 2010, with a fair value of 9.08 euros per share. Delivery of shares was not required at the end of the phase according to the general conditions of the plan; therefore, managers did not receive any shares.

d) Telefónica, S.A. global share plan: “Global Employee Share Plan II” (2012-2014)

The Telefónica, S.A. Ordinary General Shareholders’ Meeting on May 18, 2011 approved a voluntary plan for incentivized purchases of Telefónica, S.A. shares for all employees of the Telefónica Group worldwide, with certain exceptions. Under this plan, participants who met certain requirements were offered the possibility of buying shares in Telefónica, S.A., which undertook to deliver them a certain number of free shares.

The plan’s share holding period came to an end in December 2014. More than 21,000 employees on the scheme were rewarded with a total of 1,778,099 shares from Telefónica, valued at approximately 20 million euros at the time they were delivered with effect in equity.

Likewise, the Telefónica, S.A. Ordinary General Shareholders’ Meeting on May 30, 2014 approved a new voluntary plan for incentivized purchases of shares for the employees of the Group, which at the date of preparation of these consolidated financial statements is pending to be implemented.

Note 20. Cash flow analysis
Net cash from operating activities
In 2014, the Telefónica Group obtained operating cash flow (operating revenue less payments to suppliers for expenses and employee benefits expenses) totaling 15,910 million euros, 14.30% less than the 18,565 million euros generated in 2013.

Net cash flow from operating activities decreased from 14,344 million euros in 2013 to 12,193 million euros in 2014, down 15.0%, after a decrease of 5.7% from 2012 (15,213 million euros) to 2013.

The main items included in the net flow from operations are the following:

•
Cash received from customers decreased by 11.03% to 61,522 million euros (from 69,149 million euros in 2013). Driven by the revenues evolution in Brazil and Spain, mainly due to the ARPU decrease and lower accesses, partially offset by the increase in the sale of handsets. Active management of collection assets and monetization of revenues on financed sales also helped maintain the levels observed during the previous period. The departure of Telefónica Czech Republic from the scope of consolidation, partially offset by the arrival of E-Plus, contributed to the year-on-year reduction in cash collections.

•
Cash payments to suppliers and employees in 2014 amounted to 45,612 million euros, down 9.83% from the 50,584 million euros recorded in 2013. Due to fewer payments in Spain and Brazil and the changes in the consolidation perimeter explained above.

Cash payments to employees in 2014 (6,164 million euros) decreased by 9.16% from 2013 (6,786 million euros) due to the lower costs associated with the change in average headcount.

•
Cash flows arising from payments of interest and other finance costs and from dividends stood at 2,530 million euros in 2014, up 4.8% from 2013 (2,415 million euros) even though the Telefónica Group's average debt was reduced in 2014. The increase in interest payments was offset by non-recurring impacts such as payment of interest in 2014 on a zero-coupon 15-year bond, the cash receipt of the interest on settlement of tax inspections in 2013, and differences in the debt payment schedule for the 2014 financial year with respect to 2013.

•
Tax payments amount to 1,187 million euros in 2014, 34.3% lower than those made in 2013 (1,806 million euros), mainly due to the impact of adopting the new exchange rate in Venezuela, the decrease of the operating results and changes in the consolidation perimeter.

In 2013, the Telefónica Group obtained operating cash flow (operating revenue less payments to suppliers for expenses and employee benefits expenses) totaling 18,565 million euros, 7.7% less than the 20,104 million euros generated in 2012.

The main items included in the net flow from operations are the following:

•
Cash received from customers decreased by 9.0% to 69,149 million euros (from 75,962 million euros in 2012). The decrease was mainly due to the exchange rate impact, and also to the decrease in the sale of handsets, as a consequence of the elimination of the subsidy and the reduction of the interconnection tariff in Europe, offset by the revenues increase in Latin America and the proactive policy of short term assets management reducing customer financing.

•
Cash payments to suppliers and employees in 2013 amounted to 50,584 million euros, down 9.4% from the 55,858 million euros recorded in 2012. Excluding the exchange rate effect, there was a decrease of 1.9% in payments to suppliers, driven by the new commercial model of cost reductions in Europe and the containment of short term liabilities of the Group, that have offset the increase in commercial activity in Latin America.

Cash payments to employees in 2013 (6,786 million euros) decreased by 16.73% from 2012 (8,149 million euros) due to the lower costs associated with the change in average headcount due to the sale of the Atento Group.

•
Cash flows arising from payments of interest and other finance costs and from dividends stood at 2,415 million euros in 2013, down 452 million from 2012. The 15.8% decreased in payments is primarily the result of the 11.4% reduction in the average debt and other non-recurring items.

•
Tax payments amounted to 1,806 million euros in 2013, 10.8% lower than those made in 2012 (2,024 million euros). The main reason for this decrease was the reduction in profit, since the non-recurring payments in 2012 of 246 million euros arising from the settlement of tax assessments raised on inspection and court decisions affecting the consolidated tax Group and the return of 284 million euros in 2013 were offset by higher payments on account in Spain in 2013 due to the latest legislative amendments.

Net cash used in investing activities

Net cash used in investing activities increased by 0.7% in 2014 to 9,968 million euros from 9,900 million euros in 2013, mainly due to the increase in the proceeds on disposal of companies, net of cash and cash equivalents, and the increase in the amount of payments made on financial investments not included under cash equivalents.

•
Payments on investments in property, plant and equipment and intangible assets totaled 9,205 million euros in 2014, 4.8% lower than 2013 (9,674 million euros). This decrease has been negatively affected by the exchange rate evolution. Spectrum license payments totaled 932 million euro in 2014, mainly in Brazil, Argentina, Colombia and Panama.

•
Proceeds on disposals of property, plant and equipment and intangible assets amounted to 340 million euros in 2014, a decrease of 39.4% mainly due to a reduction in the disposal of non-strategic assets (180 million euros, compared to 205 million euros in 2013) and lower receivables this year because of the sale of some fixed wireless assets in United Kingdom in 2013.

•
During the year, proceeds on disposals of companies, net of cash and cash equivalents, amounted to 3,615 million euros, being the most important divestments the sale of Telefónica Czech Republic, the sale of Telefónica Ireland and the sale of 2.5% of China Unicom (Hong Kong) Limited, which entailed a net collection of 2,163, 754 and 687 million euros, respectively (see Note 2 and 9).

•
During 2014, the payment on investments in companies, net of cash and cash equivalents acquired amounted to 5,020 million euros, mainly due to the acquisition of E-Plus (see Note 5) and the acquisition of a 22% stake in Distribuidora de Televisión Digital, S.A. (see Note 9).

•
During 2014, proceeds on financial investments not included under cash equivalents, amounted to 302 million euros, mainly due to the sale of Telecom Italia´s bond for a nominal amount of 103 million euros, plus interest.

•
Payments on financial investments not included under cash equivalents totaled 247 million euros for 2014, mainly reflected legal deposits, financial investments by Telefónica insurance companies and options on equity instruments.

•	In 2014, net cash flows in respect of cash surpluses not included under cash equivalents amounted to 217 million euros, up 531 million from 2013, mainly due to the exchange rate effect in Venezuela.

Net cash used in investing activities increased by 25.7% in 2013 to 9,900 million euros from 7,877 million euros in 2012, mainly due to the decrease in the proceeds on disposal of companies, net of cash and cash equivalents, and the decrease in the amount of payments made on financial investments not included under cash equivalents.

•
Payments on investments in property, plant and equipment and intangible assets totaled 9,674 million euros in 2013, 2.0% higher than 2012 (9,481 million euros). This increase was due to higher purchases of spectrum licenses in Brazil and the United Kingdom, amounting to 531 and 669 million euros, respectively.

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

•
Payments on financial investments not included under cash equivalents totaled 386 million euros for 2013, and mainly reflected the acquisition of a Telecom Italia, S.p.A. bond for 103 million euros, as well as legal deposits, financial investments by Telefónica insurance companies and options on equity instruments.

•
In 2013, net cash flows in respect of cash surpluses not included under cash equivalents amounted to 314 million euros, in line with the 318 million euros recorded in 2012. Net investments in 2011 amounted to 646 million euros.

Net cash used in financing activities

In 2014, net cash used in financing activities has been negative of 4,041 million euros in comparation with a negative amount 2,685 million euros in 2013, primarily due to the increase of repayments of loans, borrowings and promissory notes, as a consequence of prepayments.

•
Dividends payments are related mainly to the dividends paid by Telefónica, S.A. as well as payments to non-controlling interests of Telefónica Brasil, S.A. (187 million euros) and Telefonica Deutchland Holding, A.G.  (122 million euros).

•
Transactions with shareholders amounted to 427 million euros in 2014 (65 million in 2013). In 2014 the share capital increase by the non-controlling interests in Telefónica Deutschland amounted to 814 million euros received, offset by to net payments for transactions with Telefónica, S.A. treasury shares. In 2013 the proceeds received from the sale of 40% of the assets in Guatemala, Nicaragua, El Salvador and Panama in 2013 (377 million euros) offset by operations with Telefónica, S.A.’s treasury shares as in 2013 there were two relevant share transactions (see Note 12).

•
The proceeds on operations with other equity holders amounted to 3,713 million euros in 2014, and include the amount related to the issuances of undated deeply subordinated securities of 1,000, 750 and 850 million euros and the issuance of notes mandatorily convertible into shares of Telefónica, S.A. amounting to 1,285 million euros (see Note 12). It also includes the payment of the coupon related to the two issuances of undated deeply subordinated securities issued in 2013 amounting to 172 million euros.

•
In 2014, proceeds from new issues on bonds totaled 4,453 million euros, 21% lower than the 2013 proceeds (5,634 million euros), mainly issued under the London Stock Exchange’s EMTN program (equivalent to 2,550 million euros) of Telefónica Emisiones, S.A.U. and under the SHELF program (500 million dollars, equivalent to 368 million euros).  Additionally, it includes the issue mandatorily convertible into Telecom Italia, S.p.A. shares amounting to 750 million euros, and the bond issue by Telefónica Deutschland Holding, A.G. amounting to 500 million euros. The cancellation of debentures and bonds amounted to 5,116 million euros, in line with 2013 and related to the maturity of bonds.

•	In 2014, proceeds on loans, borrowings and promissory notes amounted to 4,290 million euros mainly related to borrowings proceeds of 2,000 million euros in Telefónica, S.A. (see Appendix V).

•
In 2014, repayment of loans, borrowings and promissory notes amounted to 8,604 million euros (6,232 million euros in 2013) mainly related to prepayments of loans and the maturity of 2,000 million euros of Tranche A2, 1,672 million euros of Tranche A3 and 923 million euros of Tranche D2 of the syndicated loan of Telefónica, S.A. and 801 million euros of Tranche D1 of the syndicated loan of Telefónica Europe, B.V.

In 2013, net cash used in financing activities was negative of 2,685 million euros in comparation with a negative amount, 1,243 million euros in 2012, primarily due to the decrease of the proceeds coming from loans, borrowings and promissory notes, as a consequence of a higher activity in the financial markets in previous periods.

•
Transactions with shareholders amounted to 65 million euros in 2013 (656 million in 2012). The year 2013 mainly reflected the sale of 40% of the assets in Guatemala, Nicaragua, El Salvador and Panama which brought in net proceeds of 377 million euros, partially offset by the shares acquired from non-controlling interests mainly by Telefónica Czech Republic (61 million euros), and net payments for transactions with Telefónica, S.A. treasury shares. The year 2012 mainly reflected  the public share offer of Telefónica Deutschland that brought in net proceeds of 1,429 million euros, which offset by the shares acquired from non-controlling interests mainly by Telefónica Czech Republic, entailed a total payment of 99 million euros and net payments for transaccions with Telefónica, S.A. treasury shares stood at 590 million euros.

•
The proceeds on operations with other equity holders amounted to 2,466 million euros in 2013, and included the amount related to the two issuances of undated deeply subordinated securities of 1,750 and 716 million euros, respectively (see Note 12).

•
In 2013, proceeds from new issues on bonds totaled 5,634 million euros, 30.4% lower than the 2012 proceeds (8,090 million euros), mainly made under the London Stock Exchange’s EMTN program (3,432 million euros equivalents) of Telefónica Emisiones. The cancellation of debentures and bonds amounted to 5,667 million euros, a 31.3% increase compared to 2012, related to the maturity of bonds.

•
In 2013, repayment of loans, borrowings and promissory notes amounted to 6,232 million euros (8,041 million euros in 2012) and were mainly related to the maturity of Tranche A1 of the syndicated loan signed by Telefónica, S.A. on July 28, 2010 (1,000 million euros), and also to the reduction of the outstanding principal of Tranche B of the same syndicated loan by 3,000 million euros.

Note 21. Other information

a) Litigation and arbitration

Telefónica and its group companies are party to several legal proceedings which are currently in progress in the courts of law and the arbitration bodies of the various countries in which we are present.

Based on the advice of our legal counsel it is reasonable to assume that these legal proceedings will not materially affect the financial condition or solvency of the Telefonica Group.

The contingencies arising from the litigation and commitments described below were evaluated (see Note 3.m) when the consolidated financial statements for the year ended December 31, 2014 were prepared. The provisions recorded in respect of the commitments taken as a whole are not material.

The following unresolved legal proceedings or those underway in 2014 are highlighted (see Note 17 for details of tax-related cases):

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

In October 2011, Quam filed a constitutional complaint before the German Federal Constitutional Court (Karlsruhe), which is still pending.

Appeal against the European Commission Ruling of July 4, 2007 against Telefónica de España’s broadband pricing policy

On July 9, 2007, Telefónica was notified of the Decision issued by the European Commission (the "EC") imposing on Telefónica, S.A. and Telefónica de España, S.A.U. ("Telefónica de España") a fine of approximately 152 million euros for breach of the former Article 82 of the Treaty Establishing the European Community for not charging equitable prices to whole and retail broadband access services. The court ruled in favor of the EC accusing Telefónica of applying a margin squeeze between the prices it charged competitors to provide regional and national wholesale broadband services and its retail broadband prices using ADSL technology between September 2001 and December 2006.

On September 10, 2007, Telefónica, S.A. and Telefónica de España filed an appeal to overturn the decision before the General Court of the European Union. The Kingdom of Spain, as an interested party, also lodged an appeal to overturn the decision. Meanwhile, France Telecom and the Spanish Association of Bank Users (AUSBANC) filed requests to intervene, which the General Court admitted.

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

On September 26, 2013, the Attorney General presented its conclusions to the court stating a possible breach of the principle of non-discrimination with respect to the sanction and a defective application of the principle of full jurisdiction by the General Court, requesting the return of the lawsuit to the court of first instance.

On July 10, 2014, the European Union Court of Justice dismissed the appeal, maintaining the fine imposed for abuse of dominant position (margin squeeze) on wholesale prices charged by Telefónica and Telefónica de España, for broadband access in Spain. This ended the appeal process.

The fine was satisfied by Telefónica de España, as indicated in Note 15.

Appeal against the Decision by Agencia Nacional de Telecomunicações (ANATEL) regarding the inclusion of interconnection and network usage revenues in the Fundo de Universalização de Serviços de Telecomunicações ("FUST")

Vivo Group operators, together with other cellular operators, appealed ANATEL’s Decision of December 16, 2005, to include interconnection and network usage revenues and expenses in the calculation of the amounts payable into the Fund for Universal Access to Telecommunications Services (“FUST”) – a fund which pays for the obligations to provide universal service - with retroactive application from 2000. On March 13, 2006, the Brasilia Regional Federal Court granted a precautionary measure which stopped the application of ANATEL’s Decision. On March 6, 2007, a ruling in favor of the wireless operators was issued, stating that it was not appropriate to include the revenues received by transfer from other operators in the taxable income for the FUST’s calculation and rejecting the retroactive application of ANATEL’s Decision. ANATEL filed an appeal to overturn this decision with Brasilia Regional Federal Court no. 1. This appeal is pending resolution.

At the same time, Telefónica Brazil and Telefónica Empresas, S.A., together with other wireline operators through the Associação Brasileira de Concessionárias de Serviço Telefonico Fixo Comutado (ABRAFIX) appealed ANATEL’s Decision of December 16, 2005, also obtaining the precautionary measures requested. On June 21, 2007, Federal Regional Court no. 1 ruled that it was not appropriate to include the interconnection and network usage revenues and expense in the FUST’s taxable income and rejected the retroactive application of ANATEL’s decision. ANATEL filed an appeal to overturn this ruling on April 29, 2008 before Brasilia Federal Regional Court no. 1.

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

On January 23, 2013, the EC passed a ruling on the formal proceedings. The ruling imposed a fine on Telefónica of 67 million euros, as the EC ruled that Telefónica and Portugal Telecom committed an infraction as stipulated in Article 101 of the Treaty on the Functioning of the European Union for having entered into the agreement set forth in Clause Nine of the sale and purchase agreement of Portugal Telecom’s ownership interest of Brasilcel, N.V.

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

Judicial appeals against the decisions by the Conselho Administrativo de Defesa Econômica (CADE) regarding the acquisition by Telefónica, S.A. of stakes in Portugal Telecom, SGPS S.A. and Telco, S.p.A.

On December 4, 2013, the Brazilian Antitrust Regulator, CADE, announced the two following decisions:

▪
To approve, with the restrictions mentioned below, the acquisition by Telefónica of the entire participation held by Portugal Telecom, SGPS S.A., and PT Móveis - Serviços de Telecomunicações, SGPS, S.A., (the "PT Companies") in Brasilcel, N.V., which controlled the Brazilian mobile company, Vivo Participações, S.A.  ("Vivo"):

o
The entry of a new shareholder in Vivo, sharing the control of Vivo with Telefónica in conditions identical to those that were applicable to the PT Companies when they had a participation in Brasilcel N.V., or

o	That Telefónica ceases to have any direct or indirect financial interest in TIM Participações S.A.

▪
To impose on Telefónica a fine of 15 million Brazilian reais, for having allegedly breached the spirit and the goal of the agreement signed between Telefónica and CADE (as a condition to the approval of Telefónica's original acquisition of an interest in Telecom Italia, S.p.A. in 2007), due to the subscription of non-voting shares of Telco on a recent capital increases. This decision also requires Telefónica to divest such non-voting shares of Telco.

The fine imposed by CADE on Telefónica, S.A. relates to the agreement reached on September 24, 2013, between Telefónica and the other shareholders of the Italian company Telco (which holds a 22.4% stake with voting rights of Telecom Italia, S.p.A.) whereby Telefónica subscribed and paid out a share capital increase in Telco, through a cash contribution of 324 million euros, in exchange for shares with non-voting rights in Telco. As a result of this capital increase, the interest held by Telefónica in the voting share capital of Telco remained unchanged (46.18%), although its interest in the total share capital of Telco stands at 66%.

On July 9, 2014, Telefónica filed a judicial appeal against both decisions, requesting they be overturned citing numerous procedural improprieties (the rulings were issued before Telefónica presented its allegations) and a clear lack of legal grounds. At the same time, it requested the decisions be rendered null as CADE has not provided any proof that Telefónica's actions undermine competition or infringe on applicable legislation. In this respect, the decision regarding the acquisition by Telefónica of PT Companies' indirect stake in Vivo Participações, S.A. was issued three years after the deal was approved by the Brazilian telecommunications regulator (“ANATEL”). The transaction was completed - prior approval by the CADE was not required at the time - immediately after ANATEL's approval on September 27, 2010.

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

Lastly, in 2015, the Colombian Government will be entitled to subscribe or acquire, at no cost or compensation, a number of shares necessary to bring its aggregate holding in Colombia Telecomunicaciones S.A. ESP up to 3%, depending on the compound growth in EBITDA between 2011 and 2014, the impact of this commitment not being relevant to the consolidated financial statements of the Company. To enforce this right of the nation, the parties will have three months since ordinary shareholders meeting approving the 2014 accounts, is held in 2015.

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

Share purchase Agreement for the acquisition of Distribuidora de Televisión, S.A. (DTS).

On June 2, 2014, Telefónica de Contenidos, S.A.U. ("Telefónica Contenidos") executed a share purchase agreement, jointly and severally guaranteed by Telefónica, S.A., with Promotora de Informaciones, S.A. for the acquisition of a 56% of the share capital of Distribuidora de Televisión Digital, S.A. (DTS) for amount of 750 million euros. The closing of this purchase agreement is subject to obtaining the relevant authorization of the competition authorities.

Moreover, on July 4, 2014, Telefónica de Contenidos acquired 22% of the share capital of DTS owned by Mediaset España Comunicación, S.A. ("Mediaset") for an amount of 295 million euros. Furthermore, a payment of an amount of 30 million euros was satisfied as consideration for the waiver of Mediaset's pre-emptive rights relating the stake held by PRISA in DTS referred in the paragraph above.

Pursuant to the agreement, Mediaset will receive an amount of 10 million euros in the event that Telefónica de Contenidos closes the acquisition of the 56% stake of DTS held by PRISA and, in that case, an amount of up to 30 million euros depending on the evolution of the Pay-TV customers in Spain of the Telefónica Group during the 4 years following the closing of such acquisition.

Agreement with the shareholders of Telco, S.p.A.

On June 16, 2014, the three Italian shareholders of Telco requested the initiation of the process of "demerger" (spin off) of the company, as provided in the shareholders’ agreement. Implementation of the demerger, approved by the General Meeting of Shareholders of Telco, S.p.A. held on July 9, 2014, remains subject to obtaining the required anti-trust and telecommunications approvals (including those from Brazil and Argentina). Once the aforementioned approvals are obtained, this decision will be implemented by transferring all the current stake of Telco, S.p.A. in Telecom Italia to four newly created companies. The share capital of each of these companies will belong in its entirety to each of the shareholders of Telco, S.p.A. and each of these companies will receive a number of shares of Telecom Italia, S.p.A. (“Telecom Italia”) proportional to the current economic stake in Telco, S.p.A. of each respective shareholder.

The application process of the aforementioned anti-trust and telecommunications approvals (including those in Brazil and Argentina), to proceed to the "demerger" (spin off) of Telco started, once the corresponding corporate documents were entered into in Italy. On December 22, 2014, ANATEL (Brazilian Telecommunications Regulator) approved the “demerger” (spin off) subject to compliance with certain obligations (see Note 9), although CADE (Brazilian Conselho Administrativo de Defesa Econômica) and CNDC (Comisión Nacional de Defensa de la Competencia of Argentina) have not rendered any decision yet.

Furthermore, on July 24, 2014, Telefónica issued 750 million euros bonds mandatorily exchangeable into ordinary shares of Telecom Italia maturing on July 24, 2017, representing, as of that date, 6.5% of its current voting share capital. The bonds may be exchanged in advance of the transfer of the shares, except under certain circumstances where the Company may opt to redeem the bonds in cash.

It is also significant that, within the framework of the GVT transaction and its holding company GVT Participações, SA, Vivendi, S.A. will acquire 1,110 million ordinary shares owned by Telefonica in Telecom Italia.

Agreement for the Acquisition of Global Village Telecom, S.A. and its holding company GVT Participações, S.A.

On September 19, 2014, Telefónica, S.A. signed an agreement with Vivendi S.A. for the acquisition by Telefónica Brasil, S.A. of Global Village Telecom, S.A. and its holding company GVT Participações, S.A. (jointly “GVT”) for a cash consideration of 4,663 million euros, and a payment in shares representing 12.0% of the share capital of Telefónica Brasil, S.A., after its combination with GVT.

As part of the agreement, Vivendi, S.A. will acquire from Telefónica 1,110 million ordinary shares in Telecom Italia currently representing 8.3% of Telecom Italia’s voting share capital (equivalent to 5.7% of its total share capital), in exchange for 4.5% of Vivendi, S.A.'s capital in Telefónica Brasil, S.A., after its combination with GVT (which represents all of the voting shares and 0.7% of the preferred shares to be received by Vivendi S.A. under the agreement referred to above).

The cash payment for this transaction is expected to be financed via a capital increase by Telefónica Brasil S.A., which Telefónica S.A. intends to subscribe in proportion to its current stake in Telefónica Brasil, S.A. and intends to fund, in turn, via a capital increase.

The final closing of the operation is subject to obtaining the relevant regulatory authorizations (including telecommunication and anti-trust approval). On December 22, 2014, ANATEL approved the acquisition of GVT, subject to compliance with certain obligations (see Appendix VII), although the resolution about the acquisition by Vivendi, S.A. of the 1,110 million of ordinary shares of Telecom Italia is still pending. Meanwhile, CADE continues to analyze the process.

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

d) Auditors’ fees

The expenses accrued in respect of the fees for services rendered to the various member firms of the EY international organization, of which Ernst & Young, S.L. (the auditors of the Telefónica Group) forms part, amounted to 21.30 million euros and 22.72 million euros in 2014 and 2013, respectively.

The detail of these amounts is as follows:

Millions of euros	2014	2013
Audit services (1)	20.02	21.25
Audit-related services (2)	1.28	1.47
Total	21.30	22.72

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

The expenses accrued in respect of the fees for services rendered to other auditors in 2014 and 2013 amounted to 47.07 million euros and 43.86 million euros, respectively, as follows:

Millions of euros	2014	2013
Audit services	1.17	1.11
Audit-related services	1.18	0.36
Tax services	7.29	7.59
All other services (consulting, advisory, etc.)	37.43	34.80
Total	47.07	43.86

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

Accordingly, the shareholders, at the Annual General Shareholders Meeting held on April 11, 2003, set the maximum gross annual amount to be paid to the Board of Directors at 6 million euros, including a fixed payment and fees for attending meetings of the Board of Director’s Advisory or Control Committees. Total compensation paid to Telefónica’s Directors for discharging their duties in 2014 amounted to 3,486,935 euros in fixed compensation and attendance fees.

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

The tables below presents the fixed amounts established in 2014 for membership to Telefónica’s Board of Directors, Executive Commission and Advisory or Control Committees and the attendance fees of the Advisory or Control Committees:

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

 Individual breakdown

Appendix II provides a detail by individual, by compensation item, of the compensation and benefits paid by Telefónica, S.A. and other companies of the Telefónica Group to members of the Company’s Board of Directors in 2014.

Note 22. Finance leases

The principal finance leases at the Telefónica Group are as follows:

a) Finance lease agreement at Colombia Telecomunicaciones, S.A. ESP

The Group, through its subsidiary Colombia Telecomunicaciones, S.A., ESP, has a finance lease agreement with Patrimonio Autónomo Receptor de Activos de la Empresa Nacional de Telecomunicaciones (PARAPAT), the consortium which owns the telecommunications assets and manages the pension funds for the entities which were predecessors to Colombia Telecomunicaciones, S.A. ESP, and which regulated the operation of assets, goods and rights relating with the provision of telecommunications services by the company, in exchange for financial consideration.

This agreement includes the transfer of these assets and rights to Colombia Telecomunicaciones, S.A. ESP once the last installment of the consideration has been paid in line with the payment schedule:

Millions of euros	Present value	Revaluation	Pending payment
Within one year	167	−	167
From one to five years	608	87	695
More than five years	596	1,412	2,008
Total	1,371	1,499	2,870

The net amount of property, plant and equipment recorded under the terms of this lease was 247 million euros at December 31, 2014.

b) Future minimum lease payment commitments in relation to finance leases at Telefónica Germany companies

The payment schedule of finance leases of Telefónica Germany at December 31, 2014, is as follows:

Millions of euros	Present value	Revaluation	Pending payment
Within one year	374	21	395
From one to five years	197	6	203
More than five years	−	−	−
Total	571	27	598

At December 31, 2014 there are net assets under these leases amounting to 64 million euros recognized under property, plant and equipment.

Additionally, the company acts as a lessor in financial leases related to those described above. The minimum lease payment receivables are scheduled as follows:

Millions of euros	Present value	Revaluation	Pending receivables
Within one year	223	3	226
From one to five years	99	1	100
More than five years	−	−	−
Total	322	4	326
Impairment provision	(36)	−	−
Total present value after impairment provision	286	4	−

Note 23. Events after the reporting period

The following events regarding the Telefónica Group took place between December 31, 2014 and the date of authorization for issue of the accompanying consolidated financial statements:

Financing

On January 9, 2015, Telefónica Europe, B.V. made an early repayment for 844 million US dollars (695 million euros) of its bilateral loan on supplies signed on August 28, 2012 and originally scheduled to mature on October 31, 2023. This loan was guaranteed by Telefónica, S.A.

On January 15, 2015, Telefónica Emisiones, S.A.U. redeemed 1,250 million US dollars (1,068 million euros) of its notes, issued on July 6, 2009. The notes were guaranteed by Telefónica, S.A.

On January 30, 2015, the 375 and 100 million euros loan facilities arranged between Telefónica Finanzas, S.A.U. and the European Investment Bank (EIB) matured as scheduled. These loans were guaranteed by Telefónica, S.A.

On February 19, 2015, Telefónica, S.A. signed a 2,500 million euros syndicated credit facility maturing in 2020, with two twelve month extension options requiring mutual agreement of the parties (which could extend the maturity to as late as 2022). This agreement entered into effect on February 26, 2015 and allowed us to cancel in advance the syndicated loan facility of Telefónica Europe, B.V. dated on March 2, 2012 with two tranches of 756 million euros and 1,469 million pounds sterling originally scheduled to mature in 2017. On the same date, Telefónica S.A. signed an amendment to its 3,000 million euros syndicated credit facility arranged on February 18, 2014 maturing in 2019 in which the parties mutually agreed two twelve month extension options (which could extend the maturity to as late as 2021).

Exclusive negotiations with Hutchison Whampoa Group

On January 23, 2015 Telefónica and Hutchison Whampoa Group agreed to enter into exclusive negotiations for the potential acquisition by the latter of Telefónica’s subsidiary in the United Kingdom (O2 UK) for an indicative price in cash (firm value) of 10.25 billion pounds (approximately 13.5 billion euros); composed of (i) an initial amount of 9.25 billion pounds (approximately 12.2 billion euros) which would be paid at closing and (ii) an additional deferred payment of 1.0 billion pounds (approximately 1.3 billion euros) to be paid once the cumulative cash flow of the combined company in the UK has reached an agreed threshold.

The exclusivity period will last several weeks, allowing Telefónica and Hutchison Whampoa Group to negotiate definitive agreements, while Hutchison Whampoa Group completes its due diligence over Telefónica’s subsidiary in the United Kingdom (O2 UK).

Appendix I: Changes in the consolidation scope

2014

Telefónica Germany

When the approval of the European Commission had been obtained and the share capital increase by Telefónica Deutschland Holding, A.G. to finance the operation had been completed, Telefónica finalized the E-Plus Mobilfunk GmbH &Co KG (E-Plus) purchase on October 1, 2014.

Following the acquisition of E-Plus, the Telefónica Group’s stake in Telefónica Deutschland Holding, A.G. fell from 76.83% to 62.1% (increased to 62.37% at December 31, 2014). The Group consolidates E-Plus from October 1, 2014 using the full consolidation method (see Note 5).

Telefónica Hispanoamérica

Telefónica Investigación y Desarrollo Chile, S.p.A. was incorporated on May 23, 2014. Telefónica Móviles Chile, S.A. holds 100% of the shares. This company is included in the scope of consolidation using the full consolidation method.

Other companies

In June 2013 Telefónica reached an agreement to sell its entire stake in the share capital of Telefónica Ireland, Ltd. The transaction was completed on June 15, 2014, after authorization had been obtained from the competition authorities (see Note 2). Telefónica Ireland was deconsolidated as of July 1, 2014.

On November 5, 2013, Telefónica also signed an agreement to sell 65.9% of the share capital of Telefónica Czech Republic, a.s. to PPF Group N.V.I. The transaction was completed on January 28, 2014, after proper authorization had been obtained, and the company was deconsolidated as of January 1, 2014.

In the consolidated statement of financial position at December 31, 2013, consolidated assets and liabilities subject to the two transactions were classified under “Non-current assets held for sale” and “Liabilities associated with non-current assets held for sale”, respectively (see Note 2).

On February 6, 2014, Telefónica, S.A. drew up an agreement with CaixaBank (through its Finconsum subsidiary) to incorporate Telefónica Consumer Finance, E.F.C., S.A. with a 50% stake, included in the scope of consolidation using the equity method.

On February 11, 2014, Telefónica Digital España, S.L.U. took up a 49% stake in Healthcommunity, S.L. It was included in the scope of consolidation using the equity method.

On March 27, 2014, Telefónica Digital España, S.L.U. purchased 100% of the shares of EYEOS, S.L., and this was included in the scope of consolidation using the equity method.

On April 4, 2014, Telefónica Digital Ltd. purchased a 30% stake in Axonix Ltd., and took control of the company through the shareholders' agreement and designation of a majority of members of the board. It was included in the scope of consolidation using the full consolidation method.

On July 4, 2014, Telefónica de Contenidos, S.A.U. officially purchased a 22% stake in Distribuidora de Televisión Digital, S.A. (DTS), owned by Mediaset España Comunicación, S.A. (Mediaset). This brought the stake held by Telefónica Contenidos, S.A.U. in DTS to 44%, and it is still included in the scope of consolidation using the equity method (see Note 9).

On October 31, 2014 the subsidiary of Telefónica Europe, B.V., Telefónica Finance USA L.L.C., was dissolved, and was removed from the scope of consolidation.

In November 2014 Telefónica, through its subsidiary Telefónica Internacional, S.A.U., sold off a 2.5% stake in China Unicom (Hong Kong) Limited for 687 million euros at the exchange rate of the date of the transaction (see Note 9). The remainder of Telefónica's China Unicom (Hong Kong) Limited investment (equivalent to 2.51% of its share capital) was reclassified as an available-for-sale financial asset (see Note 13).

At a meeting on December 22, 2014, the Brazilian telecommunications regulator (ANATEL) approved the demerger of Telco, S.p.A on condition of suspension of Telefónica’s voting rights in Telecom Italia, S.p.A. and its subsidiaries, among certain other measures. Telefónica has agreed with the aforementioned suspension of voting rights and has offered the presentation of a formal statement to ANATEL in this regard. Therefore, on the same date Telefónica ceased to have significant influence through its indirect holding in Telecom Italia, S.p.A. and reclassified this investment as an available-for-sale financial asset (see Note 9).

2013

Telefónica Spain

In October, Telefónica Remesas, S.A. was liquidated and removed from the consolidation scope.

In November 2013, Telefónica Móviles España, S.A.U. acquired the remaining shares it did not previously hold in Tuenti Technologies, S.L., thereby obtaining a 100% stake. The Group continued to consolidate this company using the full consolidation method.

Telefónica Germany

The sale of Telefónica Germany Online Services GmbH was recognized on October 31, 2013, which generated a gain of 30 million euros. This company, which had been fully consolidated, was removed from the consolidation scope.

Telefónica Hispanoamérica

On August 2, 2013 Telefónica completed the sale of 40% of its subsidiaries in Guatemala, El Salvador, Nicaragua and Panama to Corporación Multi Inversiones. The sale was executed by means of the creation of a new company, Telefónica Centroamérica Inversiones, S.L., to which Telefónica contributed its stakes in the subsidiaries in Guatemala, Panama, El Salvador and Nicaragua in exchange for a 60% stake in this company (Note 5). The Group consolidates this company using the full consolidation method.

Other companies

In April, Telefónica de Contenidos, S.A.U. completed the sale of its remaining stake in Hispasat, S.A., i.e. 19,359 shares, to Eutelsat Services & Beteiligungen, GmbH for a total of 56 million euros.

On September 24, 2013, Telefónica and the other shareholders of the Italian company Telco, S.p.A. reached an agreement whereby Telefónica, S.A. subscribed and paid out a share capital increase in Telco, S.p.A., through a cash contribution of 324 million euros, in exchange for shares without voting rights in Telco, S.p.A. As a result of this capital increase, the interest held by Telefónica in the voting share capital of Telco, S.p.A. remained unchanged, although its interest in the total share capital of Telco, S.p.A. grew to 66%. Telco, S.p.A. remained included in the consolidation scope using the equity method.

In September 2013, the company Ecosistema Virtual Para la Promoción del Comercio, S.L. was incorporated, in which Telefónica Digital España, S.L. holds a 33% interest. The other shareholders are, with equal stakes, Banco Santander, S.A. and Caixa Card 1 Establecimiento Financiero de Crédito, S.A.U.

In 2013, the companies Telefónica On the Spot Soluciones Digitales, S.A. de C.V. (Mexico) and Telefónica On The Spot Services Soluciones Digitales Perú, S.A.C. were incorporated, which are wholly-owned by Telefónica On the Spot Services.

In 2013, the companies Telefónica Learning Services Chile SpA, Telefónica Learning Services Chile Capacitación, Ltda., Telefónica Learning Services Colombia SAS, Telefónica Learning Services Perú, SAC and Telefónica Serviços de Ensino, Ltda. (Brasil) were incorporated, which are solely owned by Telefónica Learning Services.

In 2013, Telefónica Global Solutions Panama, S.A. (wholly-owned by TIWS América, S.A.) and Telefónica Global Solutions, Singapore PTE. LTD. (wholly-owned by TIWS II, S.L.) were incorporated.

In 2013, the company Estrella Soluciones Prácticas, S.A. was incorporated through the spin-off of Telefónica Móviles Soluciones y Aplicaciones, S.A. The sale of Estrella Soluciones Prácticas, S.A. to Amdocs Chile SpA was formalized in December, whereby it was removed from the consolidation scope.

Appendix II: Board of Director’s Compensation

TELEFÓNICA, S.A.

(Euros)
Director	Wage / Compen-sation1	Fixed payment2	Attendance fees3	Short term variable compen-sation4	Fixed payments Board Committees5	Other items6	Total
Mr. César Alierta Izuel	2,230,800	240,000	-	3,050,000	80,000	155,110	5,755,910
Mr. Isidro Fainé Casas	-	200,000	-	-	80,000	8,000	288,000
Mr. José María Abril Pérez	-	200,000	3,000	-	91,200	-	294,200
Mr. Julio Linares López	-	200,000	16,000	-	45,733	-	261,733
Mr. José María Alvarez-Pallete López	1,923,100	-	-	2,900,000	-	128,415	4,951,515
Mr. Fernando de Almansa Moreno-Barreda	-	120,000	14,000	-	33,600	8,000	175,600
Ms. Eva Castillo Sanz7	1,264,000	-	-	1,463,712	-	53,554	2,781,266
Mr. Carlos Colomer Casellas	-	120,000	24,000	-	147,200	8,000	299,200
Mr. Peter Erskine	-	120,000	17,000	-	124,800	-	261,800
Mr. Santiago Fernández Valbuena	-	-	-	-	-	-	-
Mr. Alfonso Ferrari Herrero	-	120,000	35,000	-	158,400	8,000	321,400
Mr. Luiz Fernando Furlán	-	120,000	-	-	-	-	120,000
Mr. Gonzalo Hinojosa Fernández de Angulo	-	120,000	30,000	-	158,400	8,000	316,400
Mr. Pablo Isla Álvarez de Tejera	-	120,000	6,000	-	22,400	-	148,400
Mr. Antonio Massanell Lavilla	-	120,000	13,000	-	56,000	8,000	197,000
Mr. Ignacio Moreno Martínez	-	120,000	15,000	-	33,600	-	168,600
Mr. Javier de Paz Mancho	-	120,000	9,000	-	113,600	-	242,600
Mr. Chang Xiaobing	-	120,000	-	-	-	-	120,000

1 Wage: Non-variable compensation accrued by the Director for discharging executive duties.
2 Fixed Payment: Cash compensation with a predefined payment frequency, accruable or not over time and accrued by the Director for membership to the Board of Directors, irrespective of affective attendance by the Director at Board Meetings.
3 Attendance fees: Amounts payable for attendance to meetings of the Advisory or Control Committees.
4 Short-term variable compensation (bonus): Variable amount linked to the performance or achievement of individual or group objectives (quantitative or qualitative) for a period equal to or up to a year, corresponding to 2013 and paid in 2014. Concerning the bonus referred to 2014, to be paid during 2015, the Executive Directors will perceive the following amounts: Mr. César Alierta Izuel, 4,027,486 euros and Mr. José María Álvarez-Pallete López, 3,471,965 euros. In January 2015, Ms. Eva Castillo received variable remuneration of 1,200,000 euros corresponding to fiscal year 2014.
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
7 On February 26, 2014, Ms. Eva Castillo Sanz ceased to hold office as Chair of Telefónica Europe, although she continued to fulfill duties at the Telefónica Group other than those inherent in her capacity as Director through December 31, 2014. The table above setting forth the total remuneration received by the directors during the fiscal year includes the remuneration received by Ms Eva Castillo Sanz through December 31, 2014. After that date, Ms. Eva Castillo Sanz stopped performing any duties other than those inherent in her capacity as Director, and received 2,405,000 euros in January 2015 as compensation for the aforementioned termination, and the sum of 862,475 euros in settlement of her participation in the “Performance & Investment Plan” (equal to the value of the Telefónica, S.A. shares to which she was entitled for participating in such plan), for the two cycles covering 2012-2015 and 2013-2016.

In addition, to detail the amounts included in the preceding table, the following table presents the specific compensation paid to Directors of Telefónica for membership of the various Advisory or Control Committees in 2014, including both fixed payments and fees for attending meetings:

TELEFÓNICA, S.A. ADVISORY OR CONTROL COMMITEES

(Euros)
Director	Audit and Control	Nomination, Compensation and Corporate Governance	Regulation	Service Quality and Customer Service	Innovation	Strategy	Institutional Affairs	TOTAL 2014
Mr. César Alierta Izuel	-	-	-	-	-	-	-	-
Mr. Isidro Fainé Casas	-	-	-	-	-	-	-	-
Mr. José María Abril Pérez	-	-	-	-	14,200	-	-	14,200
Mr. Julio Linares López	-	-	-	-	17,133	16,200	28,400	61,733
Mr. José María Álvarez-Pallete López	-	-	-	-	-	-	-	-
Mr. José Fernando de Almansa Moreno-Barreda	-	-	15,200	-	-	16,200	16,200	47,600
Ms. Eva Castillo Sanz	-	-	-	-	-	-	-	-
Mr. Carlos Colomer Casellas	33,400	18,200	-	12,200	27,400	-	-	91,200
Mr. Peter Erskine	-	19,200	-	-	15,200	27,400	-	61,800
Mr. Santiago Fernández Valbuena	-	-	-	-	-	-	-	-
Mr. Alfonso Ferrari Herrero	21,200	31,400	15,200	12,200	-	16,200	17,200	113,400
Mr. Luiz Fernando Furlán	-	-	-	-	-	-	-	-
Mr. Gonzalo Hinojosa Fernández de Angulo	20,200	19,200	26,400	12,200	-	15,200	15,200	108,400
Mr. Pablo Isla Álvarez de Tejera	-	17,200	11,200	-	-	-	-	28,400
Mr. Antonio Massanell Lavilla	21,200	-	-	23,400	12,200	-	12,200	69,000
Mr. Ignacio Moreno Martínez	22,200	-	14,200	12,200	-	-	-	48,600
Mr. Francisco Javier de Paz Mancho	-	-	14,200	12,200	-	-	16,200	42,600
Mr. Chang Xiaobing	-	-	-	-	-	-	-	-

On the other hand, the following table presents an individual breakdown of the amounts received from other Telefónica Group companies other than Telefónica, S.A., by Company’s Directors for discharging executive duties or for membership of the companies’ governing bodies and/or Advisory Boards of such companies:

OTHER TELEFÓNICA GROUP COMPANIES

(Euros)
Director	Wage / Compen-sation1	Fixed payment2	Attendance fees3	Short term variable compen-sation4	Fixed payments Board Committees5	Other items6	Total
Mr. César Alierta Izuel	-	-	-	-	-	-	-
Mr. Isidro Fainé Casas	-	-	-	-	-	-	-
Mr. José María Abril Pérez	-	-	-	-	-	-	-
Mr. Julio Linares López	-	-	-	-	-	200,000	200,000
Mr. José María Álvarez-Pallete López	-	-	-	-	-	-	-
Mr. José Fernando de Almansa Moreno-Barreda	-	162,557	-	-	-	120,000	282,557
Ms. Eva Castillo Sanz	-	3,876	-	-	-	-	3,876
Mr. Carlos Colomer Casellas	-	-	-	-	-	10,000	10,000
Mr. Peter Erskine	-	-	-	-	-	151,056	151,056
Mr. Santiago Fernández Valbuena (*)	1,177,811	-	-	1,318,677	-	260,799	2,757,287
Mr. Alfonso Ferrari Herrero	-	69,628	-	-	-	120,000	189,628
Mr. Luiz Fernando Furlán	-	94,455	-	-	-	140,000	234,455
Mr. Gonzalo Hinojosa Fernández de Angulo	-	21,895	-	-	-	60,000	81,895
Mr. Pablo Isla Álvarez de Tejera	-	-	-	-	-	-	-
Mr. Antonio Massanell Lavilla	-	-	-	-	-	10,000	10,000
Mr. Ignacio Moreno Martínez	-	-	-	-	-	-	-
Mr. Francisco Javier de Paz Mancho	-	128,383	-	-	-	120,000	248,383
Mr. Chang Xiaobing	-	-	-	-	-	-	-
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
4 Short-term variable compensation (bonus): Variable amount linked to the performance or achievement of individual or group objectives (quantitative or qualitative) for a period equal to or up to a year, corresponding to 2013 and paid in 2014. Concerning the bonus referred to 2014, the amount that will be perceived by the Executive Director Mr. Santiago Fernández Valbuena is 1,417,613 euros.
5 Fixed Payment Board Committees: Cash compensation with a predefined payment frequency, accruable or not over time and accrued by the Director for membership to the Executive Committee or Advisory or Control Committees of Telefónica, S.A., irrespective of effective attendance to meetings of said Committees.
6 Other items: Includes, inter alia, amounts paid for membership of Regional and Business Advisory Committees (Europe –from June 2014 is the Advisory Committee of Spain-, Latam and Digital-removed in June 2014) and other “in- kind compensation” (such as general medical insurance and dental coverage), paid by any Telefónica Group Company.

 (*) It is hereby stated for the record that Executive Director Mr. Santiago Fernández Valbuena collects his remuneration in Brazilian reais, and accordingly, the stated amount of his remuneration may vary, depending on the exchange rate applicable at any particular time.

Furthermore, as explained in the Compensation policy section, Executive Directors receive a series of employee benefits. The following table presents a breakdown of contributions made in 2014 by the Company to long-term savings schemes (Pension Plans and Pension Plan for Senior Executives):

LONG-TERM SAVINGS SCHEMES

(Euros)
Director	2014 Contributions
Mr. César Alierta Izuel	1,023,193
Mr. José María Álvarez-Pallete López	550,436
Ms. Eva Castillo Sanz	393,796
Mr. Santiago Fernández Valbuena	935,010

The following table presents a breakdown of the long-term savings schemes, comprising contributions to Pension Plans and the Pension Plan:

(Euros)
Director	Contributions to Pension Plans	Contributions to Benefits Plan1
Mr. César Alierta Izuel	8,402	1,014,791
Mr. José María Álvarez-Pallete López	9,468	540,968
Ms. Eva Castillo Sanz	8,402	385,394
Mr. Santiago Fernández Valbuena	109,167	825,843
1 Contributions to the Pension Plan for Executives set up in 2006, funded exclusively by the Company to complement the existing Pension Plan. It entails defined contributions equivalent to a certain percentage of the Director´s fixed remuneration in accordance with their professional category within the Telefónica Group´s organization.

It is also stated for the record that in February 2015, the golden parachute provisions included in the four-year contract of the Executive Chairman, Mr. César Alierta Izuel, were replaced by an extraordinary one-time contribution of 35.5 million euros to a benefit plan, as part of the company’s policy of reducing indemnity provisions, in line with best corporate governance practices. After this extraordinary contribution, Telefónica, S.A. will not contribute any additional annual amounts to the Benefit Plan for Officers with respect to Mr. Alierta Izuel. Such contribution would be received by Mr. Alierta Izuel in the same instances established in the Benefit Plan for Officers (plan de previsión social de directivos or PPSD) applicable to the other officers.

Life insurance premiums paid in 2014 are as follows:

LIFE INSURANCE PREMIUMS

(Euros)
Director	Life insurance premiums
Mr. César Alierta Izuel	73,952
Mr. José María Álvarez-Pallete López	19,935
Ms. Eva Castillo Sanz	9,667
Mr. Santiago Fernández Valbuena	8,050

Regarding share-based payment plans (those exclusively for Executive Directors), there were two long-term variable compensation plans in place in 2014:

The first Plan is the so-called “Performance & Investment Plan“ (“PIP”), approved at the General Shareholders’ Meeting of May 18, 2011 whose first phase began in 2011 and ended in July 2014, second phase began in 2012 and will end in July 2015, and third phase began in 2013 and will end in July 2016.

It is hereby stated that regarding the first phase of this Plan (2011-2014), the general terms for the delivery of shares were not met. Therefore, no shares were delivered to Executive Directors.

The number of shares assigned and the maximum possible number of shares to be received by the Directors of Telefónica for discharging executive duties in each phase, if the co-investment requirement established in the Plan and the maximum target TSR established for each phase are met, are as follows:

FIRST PIP- Second phase / 2012-2015

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

FIRST PIP- Third phase / 2013-2016

Directors	Theoretical shares assigned	Maximum number of shares*
Mr. César Alierta Izuel	324,000	506,250
Mr. José María Álvarez-Pallete López	192,000	300,000
Mr. Santiago Fernández Valbuena	104,000	162,500
* Maximum possible number of shares to be received if the “co-investment” requirement and maximum target TSR are met.

It is further stated for the record that, as of December 31, 2014, a maximum of 149,787 shares and 162,500 shares had been allocated to Ms. Eva Castillo Sanz for her participation in the Performance & Investment Plan, for the two cycles of 2012-2015 and 2013-2016, respectively, and that, as stated above, in January 2015, she received 862,475 euros (equivalent to the value of shares of Telefónica S.A. that corresponded for her participation in this Plan) in settlement of her participation in the aforementioned plan.

The second plan, called as well “Performance & Investment Plan“ (“PIP”), approved at the General Shareholders’ Meeting of May 30, 2014 whose first phase began in 2014 and will end in October 2017, second phase will begin in 2015 and will end in October 2018, and third phase will begin 2016 and will end in October 2019.

It is hereby stated that the number of shares assigned and the maximum possible number of shares to be received by the Directors of Telefónica for discharging executive duties in each phase, if the co-investment requirement established in the second Plan and the maximum target TSR established for each phase are met, are as follows:

SECOND PIP- First phase / 2014-2017

Directors	Theoretical shares assigned	Maximum number of shares*
Mr. César Alierta Izuel	324,000	506,250
Mr. José María Álvarez-Pallete López	192,000	300,000
Mr. Santiago Fernández Valbuena	104,000	162,500

* Maximum possible number of shares to be received if the co-investment requirement and maximum target TSR are met.

In addition, to reinforce Telefónica’ s status as a global employer, with a common remuneration culture throughout the Company, to encourage all Group employees to take an equity interest, and to motivate employees and boost their loyalty, at the Company’s General Shareholders’ Meeting of May 18, 2011, shareholders approved a Telefónica, S.A. share incentive purchase plan (2012-2014), the "Global Employee Share Plan" ("GESP") for all employees of the Group worldwide (including executives and Executives Directors).

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

The Executive Directors that decided to take part in this Plan (2012-2014) contributing the maximum (i.e. 100 euros a month, over 12 months), had acquired a total of 626 shares (including free shares received under the general terms and conditions of the Plan).

It should be noted that the external Directors do not receive and did not receive in 2014 any compensation in the form of pensions or life insurance, nor do they participate in the share-based payment plans linked to Telefónica’s share price (except as indicated for Ms. Castillo and Mr. Linares in the above tables).

In addition, the Company does not grant and did not grant in 2014 any advances, loans or credits to the Directors, or to its top executives, thus complying with the requirements of the U.S.A. Sarbanes-Oxley Act, which is applicable to Telefónica as a listed company in that market.

Senior executives’ compensation

Meanwhile, the Executives considered as Senior Executives(1) of the Company in 2014, excluding those that are also members of the Board of Directors, have received a total amount of 10,525,981 euros in 2014.

In addition, the contributions by the Telefónica Group in 2014 with respect to the Benefits Plan for Senior Executives described in Note on “Revenue and Expenses” for these Executives amounted to 1,240,757 euros. Contribution to the Pension Plan amounted to 163,065 euros and compensation in kind (including life and other insurance premiums such us general medical and dental insurance) to 122,689 euros.

Also, regarding the first “Performance and Investment Plan” (“PIP”) composed of three phases (2011-2014; 2012-2015; 2013-2016) approved at the General Shareholders’ Meeting of May 18, 2011, it is hereby stated that regarding the first phase of the Plan (2011-2014), the general terms for the delivery of shares were not met. Therefore, no shares were delivered to the Executives.

The number of shares assigned at the beginning of the phase to the Executives considered Senior Executives of the Company in the second phase (2012-2015) is 294,136 shares and 322,520 shares in the third phase (2013-2016).

Regarding the second “Performance and Investment Plan” (“PIP”) composed of three phases (2014-2017; 2015-2018; 2016-2019) approved at the General Shareholders’ Meeting of May 30, 2014, the number of shares assigned at the beginning of the phase to the Executives considered Senior Executives of the Company in the first phase (2014-2017) is 356,624 shares.

Finally, regarding the “Global Employee Share Plan” (“GESP”) (2012-2014), the Executives taking part and contributing the maximum (i.e. 100 euros a month, over 12 months), have acquired a total of 677 shares (including free shares received under the general terms and conditions of the Plan).

(1)
For these purposes, Senior Executives are understood to be individuals who perform senior management functions reporting directly to the management bodies, or their executive committees or CEOs. Additionally, and for the purposes of annual remuneration, the person in charge of the internal audit is included.

 It is hereby stated that Mr. Matthew Key ceased to be part of the Senior Executives of the Company on February 26, 2014, having perceived in January 2015 (date of his departure from the Group), in accordance with the conditions established, in that day, in his contract, an amount of 15,150,969 euros as a result of the termination in the performance of executive functions in the Telefónica Group.

Appendix III: Debentures and bonds

The detail and key features of outstanding debentures and bonds at December 31, 2014 are as follows (in millions of euros):

Total Telefónica and its instrumental companies
			Maturity (nominal)
Debentures and bonds	Currency	% Interest rate	2015	2016	2017	2018	2019	Subsequent years	Total
ABN 15Y BOND	EUR	1,0225 x GBSW10Y	50	−	−	−	−	−	50
Exchangeable Bond	EUR	6.000%	−	−	750	−	−	−	750
Telefónica, S.A.			50	−	750	−	−	−	800
T. EUROPE BV SEP_00 BOND GLOBAL D	USD	8.250%	−	−	−	−	−	1,030	1,030
TEBV FEB_03 EMTN FIXED TRANCHE B	EUR	5.875%	−	−	−	−	−	500	500
Telefónica Europe, B.V.			−	−	−	−	−	1,530	1,530
EMTN O2 EUR	EUR	4.375%	−	1,750	−	−	−	−	1,750
EMTN O2 GBP	GBP	5.375%	−	−	−	963	−	−	963
EMTN O2 GBP	GBP	5.375%	−	−	−	−	−	642	642
TELEF EMISIONES JUNE 06 TRANCHE C	USD	6.421%	−	1,030	−	−	−	−	1,030
TELEF EMISIONES JUNE 06 TRANCHE D	USD	7.045%	−	−	−	−	−	1,647	1,647
TELEF EMISIONES JUNE 14	USD	USDL3M+0,65%	−	−	412	−	−	−	412
TELEF EMISIONES JANUARY 07 A	EUR	1 x EURIBOR6M + 0,83000%	−	−	−	−	−	55	55
TELEF EMISIONES JANUARY 07 B	EUR	1 x EURIBOR3M + 0,70000%	−	−	−	24	−	−	24
TELEF EMISIONES MARCH 2014	EUR	1 x EURIBOR3M + 0,650000%	−	200	−	−	−	−	200
TELEF EMISIONES APRIL 2014	EUR	1 x EURIBOR3M + 0,75000%	−	−	200	−	−	−	200
TELEF EMISIONES JULY C 07	USD	6.221%	−	−	577	−	−	−	577
TELEF EMISIONES MAY 2014	EUR	2.242%	−	−	−	−	−	1,250	1,250
TELEF EMISIONES APRIL 2016	EUR	5.496%	−	1,000	−	−	−	−	1,000
TELEF EMISIONES JUNE 2015	EUR	1 x EURIBOR3M + 1,825%	400	−	−	−	−	−	400
TELEF EMISIONES APRIL 3, 2016	EUR	5.496%	−	500	−	−	−	−	500
TELEF EMISIONES JULY 6, 2015	USD	4.949%	1,030	−	−	−	−	−	1,030
TELEF EMISIONES JULY 15, 2019	USD	5.877%	−	−	−	−	824	−	824
TELEF EMISIONES NOVEMBER 11, 2019	EUR	4.693%	−	−	−	−	1,750	−	1,750
EMTN GBP 12/09/2022 650 GBP	GBP	5.289%	−	−	−	−	−	835	835
TELEF EMISIONES JUNE 2014	EUR	1 x EURIBOR3M +0,75%	−	−	100	−	−	−	100
TELE EMISIONES MARCH 10	EUR	3.406%	993	−	−	−	−	−	993
TELEF EMISIONES APRIL 2, 2010	USD	3.729%	741	−	−	−	−	−	741
TELEF EMISIONES APRIL 3, 2010	USD	5.134%	−	−	−	−	−	1,153	1,153
TELEF EMISIONES SEPTEMBER 10	EUR	3.661%	−	−	1,000	−	−	−	1,000
EMTN GBP 10/08/2029 400 GBP	GBP	5.445%	−	−	−	−	−	514	514
TELEF EMISIONES FEBRUARY 2011	EUR	4.750%	−	−	1,200	−	−	−	1,200
TELEF EMISIONES FEBRUARY 2011	USD	3.992%	−	1,030	−	−	−	−	1,030

TELEF EMISIONES FEBRUARY 2011	USD	5.462%	−	−	−	−	−	1,235	1,235
TELEF EMISIONES MARCH 2011	EUR	4.750%	−	−	100	−	−	−	100
TELEF EMISIONES NOVEMBER 2011	EUR	4.967%	−	802	−	−	−	−	802
TELEF EMISIONES NOVEMBER 2011	JPY	2.829%	−	48	−	−	−	−	48
TELEF. EMISIONES FEBRUARY 2012	EUR	4.750%	−	−	120	−	−	−	120
TELEF. EMISIONES FEBRUARY 2012	EUR	4.797%	−	−	−	1,500	−	−	1,500
TELEF. EMISIONES FEBRUARY 2012	GBP	5.597%	−	−	−	−	−	899	899
TELEF. EMISIONES MARCH 2012	CZK	3.934%	−	−	45	−	−	−	45
TELEF. EMISIONES JUNE 2013	JPY	4.250%	−	−	−	69	−	−	69
TELEF. EMISIONES SEPTEMBER 2012	EUR	5.811%	−	−	1,000	−	−	−	1,000
TELEF. EMISIONES OCTOBER 2012	EUR	4.710%	−	−	−	−	−	1,200	1,200
TELEF. EMISIONES DECEMBER 2012	CHF	2.718%	−	−	−	208	−	−	208
TELEF. EMISIONES DECEMBER 2012	CHF	3.450%	−	−	−	−	−	125	125
TELEF EMISIONES JANUARY 2013	EUR	3.987%	−	−	−	−	−	1,500	1,500
TELEF. EMISIONES MARCH 2013	EUR	3.961%	−	−	−	−	−	1,000	1,000
TELEF EMISIONES APRIL 2013	USD	3.192%	−	−	−	1,030	−	−	1,030
TELEF EMISIONES APRIL 2013	USD	4.570%	−	−	−	−	−	618	618
TELEF. EMISIONES MAY 2013	EUR	2.736%	−	−	−	−	750	−	750
TELEF. EMISIONES OCT 2014	EUR	2.932%	−	−	−	−	−	800	800
TELEF. EMISIONES OCT 2013	CHF	2.595%	−	−	−	−	−	187	187
Telefónica Emisiones, S.A.U.			3,164	6,360	4,754	3,794	3,324	13,660	35,056
Exchangeable Bond	EUR	4.900%	73	72	71	−	−	−	216
Telefónica Participaciones			73	72	71	−	−	−	216
Total Telefónica, S.A. and its instrumental companies			3,287	6,432	5,575	3,794	3,324	15,190	37,602

Foreign operators
			Maturity (nominal)
Debentures and bonds	Currency	% Interest rate	2015	2016	2017	2018	2019	Subsequent years	Total
Bond F	UF	6.000%	2	1	−	−	−	−	3
Bond Q	CLP	5.750%	−	−	−	−	64	−	64
USD Bond	USD	3.875%	−	−	−	−	−	412	412
Telefónica Chile, S.A.			2	1	−	−	64	412	479
Bond C	CLP	6.300%	−	90	−	−	−	−	90
Bond D	UF	3.600%	−	67	−	−	−	−	67
Bond F	UF	3.600%	−	−	−	−	−	100	100
USD Bond	USD	2.875%	247	−	−	−	−	−	247
Telefónica Móviles Chile, S.A.			247	157	−	−	−	100	504
T. Finanzas Mex 0710 FIX	MXN	8.070%	−	−	−	−	−	112	112
Telefónica Finanzas México, S.A.			−	−	−	−	−	112	112
Bond T. Peru 5th Program (31th Series A)	N. SOL	7.500%	−	6	−	−	−	−	6
Bond T. Peru 4th Program (45th Series A)	USD	6.688%	−	18	−	−	−	−	18
Senior Notes T. Perú	N. SOL	8.000%	70	35	−	−	−	−	105
Bond T. Peru 5th Program (33rd Series A)	N. SOL	6.813%	−	−	17	−	−	−	17
Bond T. Peru 5th Program (29th Series A)	N. SOL	6.188%	−	16	−	−	−	−	16
Bond T. Peru 4th Program (19th Series A)	N. SOL	VAC + 3.6250%	−	−	−	−	−	21	21
Bond T. Peru 4th Program (36th Series A)	N. SOL	VAC + 3.6875%	−	−	52	−	−	−	52
Bond T. Peru 4th Program (12th Series A)	N. SOL	VAC + 3.6875%	−	−	−	−	21	−	21
Bond T. Peru 4th Program (36th Series B)	N. SOL	VAC + 3.3750%	−	−	−	17	−	−	17
Bond T. Peru 4th Program (19th Series B)	N. SOL	VAC + 2.8750%	−	−	−	−	−	16	16
Bond T. Peru 4th Program (37th Series A)	N. SOL	VAC + 3.1250%	−	−	−	−	−	16	16
Bond T. Peru 4th Program (19th Series C)	N. SOL	VAC + 3.1875%	−	−	−	−	−	7	7
Bond T. Peru 5th Program (22nd Series Aa)	N. SOL	VAC + 3.5000%	−	−	8	−	−	−	8
Bond T. Peru 5th Program (22nd Series Ab)	N. SOL	VAC + 3.5000%	−	−	−	−	4	−	4
Bond T. Peru 5th Program (22nd Series Ac)	N. SOL	VAC + 3.5000%	−	−	−	−	−	8	8
Bond T.M.Peru 2nd Program (11h Series A)	N. SOL	7.750%	−	−	19	−	−	−	19
Bond T.M.Peru 2nd Program (9th Series A)	N. SOL	6.813%	−	17	−	−	−	−	17
Bond T.M.Peru 2nd Program (9th Series B)	N. SOL	6.375%	−	14	−	−	−	−	14
Bond T.M.Peru 2nd Program (11th Series B)	N. SOL	7.375%	−	−	−	17	−	−	17
Bond T.M.Peru 2nd Program (27th Series A)	N. SOL	5.530%	−	−	−	−	14	−	14
Telefónica del Perú, S.A.			70	106	96	34	39	68	413
Nonconvertible bonds	BRL	1.06 x CDI	198	−	−	−	−	−	198
Nonconvertible bonds	BRL	1,0 XCDI + 0.75%	−	−	620	−	−	−	620
Nonconvertible bonds	BRL	1,0 XCDI + 0.68%	−	−	−	403	−	−	403

Nonconvertible bonds	BRL	IPCA + 4%	−	−	−	−	10	−	10
Convertible bonds (Telemig) I	BRL	IPCA + 0.5%	−	−	−	1	−	2	3
Convertible bonds (Telemig) II	BRL	IPCA + 0.5%	−	−	−	2	6	−	8
Convertible bonds (Telemig) III	BRL	IPCA + 0.5%	−	−	−	3	−	10	13
Telefónica Brasil			198	−	620	409	16	12	1,255
BOND R144-A	USD	5.375%	−	−	−	−	−	618	618
Colombia Telecomunicaciones, S.A, ESP			−	−	−	−	−	618	618
Bond	EUR	1.875%	−	−	−	600	−	−	600
Bond	EUR	2.375%	−	−	−	−	−	500	500
O2 Telefónica Deutschland Finanzierungs, GmbH			−	−	−	600	−	500	1,100
Total Outstanding Debentures and Bonds Foreign operators			517	264	716	1,043	119	1,822	4,481
Total Outstanding Debentures and Bonds			3,804	6,696	6,291	4,837	3,443	17,012	42,083

The main debentures and bonds issued by the Group in 2014 are as follows:

Item	Date	Maturity Date	Currency	Euros (1)	Currency of issuance	Coupon
Telefónica Emisiones, S.A.U.
EMTN Bonds	03/26/14	03/26/16	200	200	EUR	Euribor 3M + 0.65%
	04/10/14	04/10/17	200	200	EUR	Euribor 3M + 0.75%
	05/27/14	05/27/22	1,250	1,250	EUR	2.242%
	06/04/14	04/10/17(2)	100	100	EUR	Euribor 3M + 0.75%
	10/17/14	10/17/29	800	800	EUR	2.932%
SHELF Bonds	06/23/14	06/23/17	500	412	USD	Libor 3M + 0.65%
Telefónica, S.A.
Bond mandatory exchangeable into Telecom Italia ordinary shares (see Note 21b)	07/24/14	07/24/17	750	750	EUR	6.00%
O2 Telefónica Deutschland Finanzierungs, GmbH
Bonds	02/10/14	02/10/21	500	500	EUR	2.375%
(1) Exchange rate as at December 31, 2014. (2) Retap bond of the 200 million euros issuance dated on 04/10/14.

Appendix IV: Financial instruments

The detail of the type of financial instruments arranged by the Group (notional amount) by currency and interest rates at December 31, 2014 is as follows:

								Book value
Millions of Euros	2015	2016	2017	2018	2019	Subsequent years	Notional	Underlying debt	Associated derivatives	TOTAL
EURO	(3,278)	7,537	8,201	3,863	3,405	11,527	31,255	20,971	11,568	32,539
Floating rate	(5,229)	(381)	3,478	24	840	2,970	1,702	3,545	(1,777)	1,768
Spread	(0.42)%	10.57%	0.74%	0.74%	0.96%	0.93%	1.2%	−	−	−
Fixed rate	1,951	7,468	4,723	3,039	2,565	8,557	28,303	16,176	13,345	29,521
Interest rate	3.44%	2.58%	5.09%	4.93%	4.40%	4.06%	4%	−	−	−
Rate cap	−	450	−	800	−	−	1,250	1,250	−	1,250
OTHER EUROPEAN CURRENCIES
Instruments in CZK	(172)	269	(43)	(46)	−	1	9	(249)	268	19
Floating rate	148	229	144	−	−	1	522	−	523	523
Spread	−	−	−	−	−	−	−	−	−	−
Fixed rate	(320)	40	(187)	(46)	−	−	(513)	(249)	(255)	(504)
Interest rate	(1.36)%	29.05%	(3.55)%	(5.54)%	−	−	−	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in GBP	(642)	519	128	963	−	2,147	3,115	4,246	(1,177)	3,069
Floating rate	(36)	(158)	199	674	32	1,451	2,162	37	2,138	2,175
Spread	−	(3.02)%	−	−	−	−	0.22%	−	−	−
Fixed rate	(606)	677	(71)	289	(32)	568	825	4,081	(3,315)	766
Interest rate	2.45%	0.43%	4.95%	(2.28)%	14.37%	12.53%	17.72%	−	−	−
Rate cap	−	−	−	−	−	128	128	128	−	128
Instruments in CHF	−	−	−	−	−	−	−	609	(609)	−
Floating rate	−	−	−	−	−	−	−	−	(6)	(6)
Spread	−	−	−	−	−	−	−	−	−	−
Fixed rate	−	−	−	−	−	−	−	609	(603)	6
Interest rate	−	−	−	−	−	−	−	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
AMERICA
Instruments in USD	(446)	(1,597)	(653)	(132)	435	3,520	1,127	19,030	(17,783)	1,247
Floating rate	(283)	(1,380)	(679)	(167)	435	2,509	435	1,977	(1,646)	331
Spread	(7.31)%	(0.26)%	(0.67)%	(0.24)%	0.22%	0.21%	8.11%	−	−	−
Fixed rate	(163)	(228)	15	35	−	1,010	669	17,030	(16,137)	893
Interest rate	(25.60)%	(10.28)%	5.36%	18.14%	−	10.65%	16.28%	−	−	−
Rate cap	−	11	11	−	−	1	23	23	−	23
Instruments in UYU	(18)	−	−	−	−	−	(18)	12	(5)	7
Floating rate	−	−	−	−	−	−	−	−	−	−
Spread	−	−	−	−	−	−	−	−	−	−
Fixed rate	(18)	−	−	−	−	−	(18)	12	(5)	7
Interest rate	−	−	−	−	−	−	−	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in ARS	(188)	3	3	−	2	1	(179)	(174)	−	(174)
Floating rate	−	−	−	−	−	−	−	−	−	−
Spread	−	−	−	−	−	−	−	−	−	−
Fixed rate	(188)	3	3	−	2	1	(179)	(174)	−	(174)

Interest rate	14.84%	9.90%	9.90%	−	9.00%	−	15%	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in BRL	781	291	935	581	95	136	2,819	589	2,174	2,763
Floating rate	(930)	91	827	541	69	19	617	(166)	363	197
Spread	−	−	−	−	−	−	−	−	−	−
Fixed rate	1,711	200	108	40	26	117	2,202	755	1,811	2,566
Interest rate	−	−	−	−	−	−	−	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in CLP	281	266	65	−	64	420	1,096	(88)	1,149	1,061
Floating rate	150	172	65	(87)	64	420	784	191	614	805
Spread	1.56%	2.20%	−	−	1.12%	(0.29)%	0.72%	−	−	−
Fixed rate	131	94	−	87	−	−	312	(279)	535	256
Interest rate	4.32%	5.00%	−	5.05%	−	0.00%	4.73%	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in UFC	2	(3)	−	−	−	−	(1)	179	(193)	(14)
Floating rate	−	−	−	−	−	−	−	−	−	−
Spread	−	−	−	−	−	−	−	−	−	−
Fixed rate	2	(3)	−	−	−	−	(1)	179	(193)	(14)
Interest rate	6.00%	6.07%	−	−	−	−	6.22%	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in PEN	227	127	84	23	14	2	477	162	327	489
Floating rate	−	−	−	−	−	−	−	−	−	−
Spread	−	−	−	−	−	−	−	−	−	−
Fixed rate	227	127	84	23	14	2	477	162	327	489
Interest rate	6.75%	7.29%	7.44%	7.16%	5.57%	4.00%	6.99%	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in VAC	−	−	60	17	25	67	169	169	−	169
Floating rate	−	−	60	17	25	67	169	169	−	169
Spread	−	−	3.66%	3.38%	3.66%	3.27%	3.47%	−	−	−
Fixed rate	−	−	−	−	−	−	−	−	−	−
Interest rate	−	−	−	−	−	−	−	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in COP	618	249	451	159	139	1,241	2,857	1,740	1,105	2,845
Floating rate	64	127	141	152	136	1,241	1,861	1,858	8	1,866
Spread	5.16%	4.52%	4.51%	4.69%	5.08%	7.25%	6.42%	−	−	−
Fixed rate	554	122	310	7	3	−	996	(118)	1,097	979
Interest rate	5.47%	7.09%	4.33%	6.11%	5.30%	−	5.32%	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in VEB	(366)	(10)	(1)	(9)	−	−	(386)	(389)	−	(389)
Floating rate	−	−	−	−	−	−	−	−	−	−
Spread	−	−	−	−	−	−	−	−	−	−
Fixed rate	(366)	(10)	(1)	(9)	−	−	(386)	(389)	−	(389)
Interest rate	11.55%	6.75%	15.95%	17.91%	−	−	11.57%	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in UDI	6	(43)	(42)	(36)	(30)	161	16	925	(751)	174
Floating rate	6	(43)	(42)	(36)	(30)	161	16	925	(751)	174
Spread	58.30%	(2.17)%	(2.44)%	(3.61)%	(5.36)%	22.34%	275%	−	−	−
Fixed rate	−	−	−	−	−	−	−	−	−	−
Interest rate	−	−	−	−	−	−	−	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in MXN	532	55	55	55	55	633	1,385	(86)	1,382	1,296

Floating rate	(11)	−	−	−	−	−	(11)	(12)	−	(12)
Spread	(0.18)%	−	−	−	−	−	(0.17)%	−	−	−
Fixed rate	543	55	55	55	55	633	1,396	(74)	1,382	1,308
Interest rate	3.07%	3.70%	3.70%	3.70%	3.70%	4.23%	3.70%	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in GTQ	3	−	−	−	−	1	4	5	−	5
Floating rate	(3)	−	−	−	−	−	(3)	(2)	−	(2)
Spread	0.01%	−	−	−	−	−	0.01%	−	−	−
Fixed rate	6	−	−	−	−	1	7	7	−	7
Interest rate	6.75%	−	−	−	−	−	−	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in NIO	(9)	−	−	−	−	−	(9)	(6)	−	(6)
Floating rate	(9)	−	−	−	−	−	(9)	(6)	−	(6)
Spread	0.01%	−	−	−	−	−	0.01%	−	−	−
Fixed rate	−	−	−	−	−	−	−	−	−	−
Interest rate	−	−	−	−	−	−	−	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
ASIA
Instruments in JPY	(2)	−	−	−	−	−	(2)	122	(135)	(13)
Floating rate	−	−	−	−	−	−	−	−	(1)	(1)
Spread	−	−	−	−	−	−	−	−	−	−
Fixed rate	(2)	−	−	−	−	−	(2)	122	(134)	(12)
Interest rate	−	−	−	−	−	−	−	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
TOTAL							43,734	47,767	(2,680)	45,087
Floating rate							8,245	8,516	(535)	7,981
Fixed rate							34,088	37,850	(2,145)	35,705
Rate cap							1,401	1,401	−	1,401
Currency Options and Others (*)							−	−	34	34
(*) Amounts included in fixed rate.

The table below is an extract of the previous table that shows the sensitivity to interest rates originated by our position on interest rate swaps categorized into instruments entered into for trading purposes and instruments entered into for purposes other than trading at December 31, 2014:

Interest rate swaps
Millions of euros	Maturity
Trading purposes	2015	2016	2017	2018	2019	Subsequent years	Total	Fair value
EUR								(422)
Fixed to fixed	−	−	−	−	−	−	−	3
Receiving leg	(20)	−	−	(40)	(25)	−	(85)	(117)
Average interest rate	−	−	−	−	−	−	−	−
Paying leg	20	−	−	40	25	−	85	120
Average spread	1.63%	−	−	0.84%	0.85%	−	1.03%	−
Fixed to floating	−	−	(33)	−	−	−	(33)	(1,428)
Receiving leg	(4,285)	(7,455)	(7,383)	(5,307)	(4,736)	(9,833)	(38,999)	(13,447)
Average interest rate	0.79%	0.26%	1.05%	1.06%	1.06%	2.35%	1.20%	−
Paying leg	4,285	7,455	7,350	5,307	4,736	9,833	38,966	12,019
Average spread	0.34%	1.37%	0.35%	0.65%	0.90%	−	0.57%	−
Floating to fixed	−	−	−	−	−	−	−	1,004
Receiving leg	(8,457)	(5,935)	(2,950)	(1,305)	(144)	(7,299)	(26,090)	(16,846)
Average interest rate	2.27%	1.34%	−	−	−	−	1.04%	−
Paying leg	8,457	5,935	2,950	1,305	144	7,299	26,090	17,850
Average spread	0.19%	0.96%	1.68%	2.41%	1.33%	2.09%	1.18%	−
Floating to floating	−	−	−	−	−	−	−	(1)
Receiving leg	(50)	−	−	−	−	−	(50)	(51)
Average spread	−	−	−	−	−	−	−	−
Paying leg	50	−	−	−	−	−	50	50
Average interest rate	−	−	−	−	−	−	−	−
USD								43
Fixed to fixed	−	−	−	−	−	−	−	(25)
Receiving leg	(427)	(452)	(853)	(475)	(280)	(387)	(2,874)	(1,498)
Average interest rate	1.13%	0.89%	1.54%	1.56%	1.40%	2.23%	1.46%	−
Paying leg	427	452	853	475	280	387	2,874	1,473
Average spread	0.21%	0.51%	0.39%	0.82%	1.52%	−	0.51%	−
Floating to fixed	−	−	−	−	−	−	−	68
Receiving leg	(705)	(21)	(915)	(369)	−	(387)	(2,397)	(2,397)
Average interest rate	−	−	−	−	−	−	−	−
Paying leg	705	21	915	369	−	387	2,397	2,465
Average spread	0.62%	1.07%	2.94%	3.04%	−	2.14%	2.13%	−
GBP								(13)
Fixed to floating	−	−	−	−	−	−	−	(35)
Receiving leg	(51)	(398)	(212)	(449)	(32)	(322)	(1,464)	(1,501)
Average interest rate	1.46%	1.38%	1.52%	1.79%	2.25%	2.28%	1.75%	−
Paying leg	51	398	212	449	32	322	1,464	1,466
Average spread	−	−	−	−	−	−	−	−
Floating to fixed	−	−	−	−	−	−	−	22
Receiving leg	(122)	(556)	(141)	(96)	−	(283)	(1,198)	(1,200)
Average spread	−	−	−	−	−	−	−	−
Paying leg	122	556	141	96	−	283	1,198	1,222
Average interest rate	0.93%	0.99%	1.08%	2.07%	−	2.50%	1.44%	−
CZK								(2)

Fixed to floating	−	−	−	−	−	−	−	(3)
Receiving leg	−	−	(144)	−	−	−	(144)	(377)
Average interest rate	−	−	0.72%	−	−	−	0.72%	−
Paying leg	−	−	144	−	−	−	144	374
Average spread	−	−	−	−	−	−	−	−
Floating to fixed	−	−	−	−	−	−	−	1
Receiving leg	−	−	(45)	−	−	−	(45)	(45)
Average spread	−	−	−	−	−	−	−	−
Paying leg	−	−	45	−	−	−	45	46
Average interest rate	−	−	1.25%	−	−	−	1.25%	−

Interest rate swaps
Millions of euros	Maturity
Non trading purposes	2015	2016	2017	2018	2019	Subsequent years	Total	Fair value
EUR								1,287
Fixed to floating	−	−	−	−	−	−	−	(961)
Receiving leg	(1,000)	(3,088)	(2,420)	(2,600)	(1,900)	(4,450)	(15,458)	(16,420)
Average interest rate	2.33%	2.81%	1.95%	1.36%	2.58%	1.41%	1.97%	−
Paying leg	1,000	3,088	2,420	2,600	1,900	4,450	15,458	15,459
Average spread	−	−	−	−	−	−	−	−
Floating to fixed	−	−	−	−	−	−	−	2,248
Receiving leg	(7,502)	(3,920)	(2,882)	(3,520)	(3,709)	(8,652)	(30,185)	(24,789)
Average interest rate	0.33%	−	−	0.12%	0.45%	−	0.15%	−
Paying leg	7,502	3,920	2,882	3,520	3,709	8,652	30,185	27,037
Average spread	2.27%	2.54%	2.35%	2.31%	2.51%	2.74%	2.48%	−
USD								(1,361)
Fixed to floating	−	−	−	−	−	−	−	(1,364)
Receiving leg	(2,616)	(5,687)	(829)	(1,282)	(1,046)	(6,216)	(17,676)	(14,735)
Average interest rate	2.51%	3.16%	4.62%	1.13%	3.52%	3.53%	3.14%	−
Paying leg	2,616	5,687	829	1,282	1,046	6,216	17,676	13,371
Average spread	0.42%	1.64%	−	−	−	−	0.59%	−
Floating to fixed	−	−	−	−	−	−	−	3
Receiving leg	(30)	(31)	−	−	−	−	(61)	(61)
Average interest rate	−	−	−	−	−	−	−	−
Paying leg	30	31	−	−	−	−	61	64
Average spread	4.34%	4.34%	−	−	−	−	4.34%	−
MXN								(10)
Fixed to floating	−	−	−	−	−	−	−	(20)
Receiving leg	−	−	−	−	−	(112)	(112)	(135)
Average interest rate	−	−	−	−	−	8.07%	8.07%	−
Paying leg	−	−	−	−	−	112	112	115
Average spread	−	−	−	−	−	0.61%	0.61%	−
Floating to fixed	−	−	−	−	−	−	−	10
Receiving leg	−	−	−	−	−	(112)	(112)	(115)
Average interest rate	−	−	−	−	−	0.61%	0.61%	−
Paying leg	−	−	−	−	−	112	112	125
Average spread	−	−	−	−	−	6.62%	6.62%	−
GBP								(244)
Fixed to floating	−	−	−	−	−	−	−	(289)
Receiving leg	−	−	−	(963)	−	(2,440)	(3,403)	(3,695)
Average interest rate	−	−	−	1.42%	−	2.95%	2.52%	−
Paying leg	−	−	−	963	−	2,440	3,403	3,406
Average spread	−	−	−	−	−	−	−	−
Floating to fixed	−	−	−	−	−	−	−	45
Receiving leg	−	(519)	−	(642)	−	−	(1,161)	(1,163)
Average spread	−	−	−	−	−	−	−	−
Paying leg	−	519	−	642	−	−	1,161	1,208
Average interest rate	−	4.96%	−	1.48%	−	−	3.04%	−
JPY								(3)
Fixed to floating	−	−	−	−	−	−	−	(3)
Receiving leg	−	(48)	−	(69)	−	−	(117)	(120)

Average interest rate	−	2.82%	−	0.32%	−	−	1.35%	−
Paying leg	−	48	−	69	−	−	117	117
Average spread	−	−	−	−	−	−	−	−
CLP								2
Fixed to floating	−	−	−	−	−	−	−	(5)
Receiving leg	−	(156)	−	−	(64)	−	(220)	(236)
Average interest rate	−	6.51%	−	−	5.75%	−	6.29%	−
Paying leg	−	156	−	−	64	−	220	231
Average spread	−	1.66%	−	−	1.12%	−	1.50%	−
Floating to fixed	−	−	−	−	−	−	−	7
Receiving leg	(41)	(90)	−	(87)	1	−	(217)	(218)
Average interest rate	−	−	−	−	−	−	−	−
Paying leg	41	90	−	87	(1)	−	217	225
Average spread	5.24%	4.82%	−	5.05%	−	−	5.02%	−
CHF								(16)
Fixed to floating	−	−	−	−	−	−	−	(16)
Receiving leg	−	−	−	(208)	−	(312)	(520)	(536)
Average interest rate	−	−	−	0.28%	−	0.87%	0.63%	−
Paying leg	−	−	−	208	−	312	520	520
Average spread	−	−	−	−	−	−	−	−
CZK								(3)
Fixed to floating	−	−	−	−	−	−	−	(5)
Receiving leg	−	(229)	(189)	−	−	−	(418)	(424)
Average interest rate	−	0.54%	0.93%	−	−	−	0.72%	−
Paying leg	−	229	189	−	−	−	418	419
Average spread	−	−	−	−	−	−	−	−
Floating to fixed	−	−	−	−	−	−	−	2
Receiving leg	−	−	(45)	−	−	−	(45)	(45)
Average interest rate	−	−	−	−	−	−	−	−
Paying leg	−	−	45	−	−	−	45	47
Average spread	−	−	1.25%	−	−	−	1.25%	−
BRL								24
Fixed to floating	−	−	−	−	−	−	−	24
Receiving leg	(79)	(77)	(77)	(77)	(45)	(1)	(356)	(349)
Average interest rate	9.95%	9.95%	9.95%	9.95%	9.94%	−	9.92%	−
Paying leg	79	77	77	77	45	1	356	373
Average spread	−	−	−	−	−	−	−	−
COP								1
Fixed to floating	−	−	−	−	−	−	−	1
Receiving leg	−	(2)	(10)	(10)	(10)	(10)	(42)	(46)
Average interest rate	−	7.21%	7.91%	7.91%	7.91%	8.04%	7.91%	−
Paying leg	−	2	10	10	10	10	42	47
Average spread	−	3.33%	3.41%	3.38%	3.38%	3.35%	3.38%	−

Foreign exchange and interest rate options, by maturity, are as follows:

Currency options	Maturities
Millions of euros	2015	2016	2017	2018	2019	Subsequent years
Currency Puts (EURUSD, USDEUR)
Notional amount of options bought	99	−	1,616	155	−	−
Strike	1.54	−	1.36	1.57	−	−
Notional amount of options sold	−	−	1,545	−	−	−
Strike	−	−	1.27	−	−	−

Interest rate options	Maturities
Millions of euros	2015	2016	2017	2018	2019	Subsequent years
Collars
Notional amount of options bought	−	473	−	800	−	963
Strike Cap	−	4.30	−	4.35	−	4.92
Strike Floor	−	3.00	−	3.05	−	4.15
Caps
Notional amount of options bought	−	−	−	−	−	−
Strike	−	−	−	−	−	−
Notional amount of options sold	−	23	−	−	−	963
Strike	−	5.75	−	−	−	5.53
Floors
Notional amount of options bought	−	−	−	−	−	963
Strike	−	−	−	−	−	1.17
Notional amount of options sold	−	−	−	−	−	−
Strike	−	−	−	−	−	−

Cash flows receivable or payable on derivative financial instruments to be settled via the swap of nominals, categorized by currency of collection/payment, along with contractual maturities are as follows:

Millions of euros		2015	2016	2017	2018	2019	Subsequent years	Total
Currency swaps
Receive	ARS	−	−	−	−	−	−	−
Pay	ARS	−	−	−	−	−	−	−
Receive	BRL	20	−	−	−	−	−	20
Pay	BRL	(4,179)	(148)	(72)	(25)	(15)	−	(4,439)
Receive	CLP	199	105	65	−	−	421	790
Pay	CLP	(450)	(215)	(130)	−	−	(841)	(1,636)
Receive	COP	−	−	−	−	−	−	−
Pay	COP	(11)	(11)	(309)	(5)	(3)	−	(339)
Receive	CZK	−	−	−	−	−	−	−
Pay	CZK	(148)	(352)	−	−	−	−	(500)
Receive	EUR	4,623	1,238	60	−	−	−	5,921
Pay	EUR	(2,132)	(3,776)	(1,140)	(1,518)	(598)	(4,449)	(13,613)
Receive	GBP	−	−	−	−	−	899	899
Pay	GBP	−	(519)	−	−	−	−	(519)
Receive	JPY	2	48	−	69	−	103	222
Pay	JPY	−	−	−	−	−	−	−
Receive	MAD	−	−	−	−	−	−	−
Pay	MAD	−	−	−	−	−	−	−
Receive	MXN	−	−	−	−	−	−	−
Pay	MXN	(55)	(55)	(55)	(55)	(55)	(519)	(794)
Receive	PEN	−	−	−	−	−	−	−
Pay	PEN	(15)	(34)	(15)	(6)	(1)	−	(71)
Receive	UFC	−	138	−	−	−	201	339
Pay	UFC	−	(67)	−	−	−	(100)	(167)
Receive	USD	3,255	4,164	1,826	1,356	699	4,385	15,685
Pay	USD	(679)	(152)	(80)	−	−	(412)	(1,323)
Receive	UDI	63	63	63	63	63	604	919
Pay	UDI	−	−	−	−	−	−	−
Receive	CHF	−	−	−	208	−	312	520
Pay	CHF	−	−	−	−	−	−	−
TOTAL		493	427	213	87	90	604	1,914

Millions of euros		2015	2016	2017	2018	2019	Subsequent years	Total
Forwards
Receive	ARS	−	−	−	−	−	−	−
Pay	ARS	(6)	−	−	−	−	−	(6)
Receive	BRL	2,888	−	−	−	−	−	2,888
Pay	BRL	(404)	−	−	−	−	−	(404)
Receive	CLP	146	−	−	−	−	−	146
Pay	CLP	(383)	−	−	−	−	−	(383)
Receive	COP	219	96	−	−	−	−	315
Pay	COP	(741)	(207)	−	−	−	−	(948)
Receive	CZK	265	−	−	−	−	−	265
Pay	CZK	(24)	−	−	−	−	−	(24)
Receive	EUR	5,469	−	−	−	−	−	5,469
Pay	EUR	(7,037)	−	−	−	−	−	(7,037)
Receive	GBP	2,194	−	−	−	−	−	2,194
Pay	GBP	(1,682)	−	−	−	−	−	(1,682)
Receive	MXN	23	−	−	−	−	−	23
Pay	MXN	(713)	−	−	−	−	−	(713)
Receive	PEN	36	−	−	−	−	−	36
Pay	PEN	(303)	(1)	−	−	−	−	(304)
Receive	UFC	−	−	−	−	−	−	−
Pay	UFC	−	−	−	−	−	−	−
Receive	USD	3,598	217	−	−	−	−	3,815
Pay	USD	(3,443)	(108)	−	−	−	−	(3,551)
Receive	UYU	12	−	−	−	−	−	12
Pay	UYU	−	−	−	−	−	−	−
TOTAL		114	(3)	−	−	−	−	111

Appendix V: Interest-bearing debt

The main financing transactions at December 31, 2014 and 2013 and their nominal amounts are as follows:

			Outstanding principal balance
			(millions of euros)
Descriptive name summary	Contractual limit amount (millions)	Currency	12/31/14	12/31/13	Arrangement date	Maturity date
Telefónica, S.A
Syndicated loan (7) (*)	700	EUR	700	700	04/21/2006	04/21/2017
Syndicated loan Tranche A2 (1)	-	EUR	-	2,000	07/28/2010	07/28/2014
Syndicated loan Tranche A3 (2)	328	EUR	328	2,000	07/28/2010	07/28/2016
Syndicated loan Tranche D2 (4)	-	EUR	-	923	03/02/2012	12/14/2015
Bilateral loan on supplies (*)	905	USD	571	336	02/22/2013	01/31/2023
Syndicated loan Tranche B (3)	3,000	EUR	-	-	02/18/2014	02/18/2019
Bilateral loan	2,000	EUR	2,000	-	06/26/2014	06/26/2017
Telefónica Finanzas, S.A.
EIB – Mobile financing	375	EUR	375	375	12/03/2007	01/30/2015
Telefónica Europe, B.V.
Bilateral loan on supplies (*)	375	USD	309	272	01/05/2012	01/31/2022
Syndicated loan Tranche D1 (5)	-	EUR	-	801	03/02/2012	12/14/2015
Bilateral loan on supplies (6) (*)	844	USD	695	612	08/28/2012	06/24/2023
Telefónica Brasil, S.A.
BNDES C3 Bilateral loan (*)	1,972	BRL	612	638	10/14/2011	07/15/2019
(1) 1,400 million euros under Tranche A2 were refinanced with forward start facilities (Tranche A2A and A2B) dated 02/22/2013 (available from 07/28/2014). During 2014: i) 1,400 million euros were canceled of the forward start facilities (Tranche A2A and A2B); ii) a repayment for 713 million euros of the Tranche A2 was made at maturity; and iii) an early repayment for 1,287 million euros of Tranche A2 was made.
(2) During 2014 an early repayment was made for 1,672 million euros of the syndicated loan (Tranche A3).
(3) On 02/18/14 a syndicated credit revolving facility for 3,000 million euros was signed, entering into effect on 02/25/14, canceling the syndicated credit facility dated on 07/28/10 scheduled to mature originally on 07/28/15.
(4) On 02/07/14 an early repayment was made for 923 million euros of the syndicated loan (Tranche D2).
(5) On 02/07/14 an early repayment was made for 801 million euros of the syndicated loan (Tranche D1).
(6) On 08/28/14 356 million US dollars were canceled (approximately 293 million euros) of the limit available of its bilateral loan on supplies.
(7) 350 million euros are scheduled to mature on 04/21/15.
(*) Facility with amortization schedule.

Appendix VI: Main companies comprising the Telefónica Group

The table below lists the main companies comprising the Telefónica Group at December 31, 2014 and the main investments consolidated using the equity method.

Included for each company are the company name, corporate purpose, country, functional currency, share capital (in millions of functional currency units), the Telefónica Group’s effective shareholding and the company or companies through which the Group holds a stake.

Parent Company:

Telefónica, S.A.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica Spain
Telefónica de España, S.A.U. Telecommunications service provider	Spain	EUR	1,024	100%	Telefónica, S.A.
Telefónica Móviles España, S.A.U. Wireless communications services provider	Spain	EUR	423	100%	Telefónica, S.A.
Acens Technologies, S.L. Holding housing and telecommunications solutions Service provider	Spain	EUR	23	100%	Telefónica de España, S.A.U.
Teleinformática y Comunicaciones, S.A.U. (Telyco)
Promotion, marketing and distribution of telephone and telematic equipment and services	Spain	EUR	8	100%	Telefónica de España, S.A.U.
Telefónica Soluciones de Informática y Com. de España, S.A.U.
Telecommunications systems, networks and infrastructure engineering	Spain	EUR	2	100%	Telefónica de España, S.A.U.
Iberbanda, S.A. Broadband telecommunications operator	Spain	EUR	2	100%	Telefónica de España, S.A.U.
Telefónica Telecomunicaciones Públicas, S.A.U. Installation of public telephones	Spain	EUR	1	100%	Telefónica de España, S.A.U.
Telefónica Soluciones de Outsourcing, S.A. Promotion and networks management	Spain	EUR	1	100%	Telefónica Soluc. De Informática y Com. de España, S.A.U.
Telefónica Servicios Integrales de Distribución, S.A.U. Logistic service provider	Spain	EUR	2	100%	Telefónica de España, S.A.U.
Tuenti Technologies, S.L. Telecommunications service provider	Spain	EUR	-	100%	Telefónica Móviles España, S.A.U.
Telefónica United Kingdom
Telefónica UK Ltd.					O2 Networks Ltd. (80.00%)
Wireless communications	UK	GBP	10	100%	O2 Cedar Ltd. (20.00%)
Giffgaff Ltd. Wireless communications services provider	UK	GBP	-	100%	Telefónica UK Ltd.
O2 Networks Ltd. Holding company	UK	GBP	10	100%	O2 Holding Ltd.
Cornerstone Telecomunications Network sharing	UK	GBP	-	50.00%	O2 Cedar Ltd.
Telefónica Germany
Telefónica Deutschland Holding, A.G. Holding company	Germany	EUR	2,975	62.37%	Telefónica Germany Holdings Limited

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica Germany GmbH & Co. OHG Wireless communications services operator	Germany	EUR	51	62.37%	Telefónica Deutschland Holding, A.G.(62.36%) Telefónica Germany Management GmbH (0.01%)
E-Plus Mobilfunk GmbH &Co. KG, GmbG Operadora de servicios de comunicaciones móviles	Germany	EUR	1	62.37%	Telefónica Germany GmbH & Co. OHG
Telefónica Brazil
					Telefónica Internacional, S.A.U. (29.43%)
					Telefónica, S.A. (24.74%)
Telefónica Brasil, S.A. Wireline telephony operator	Brazil	BRL	37,798	73.96%	Sao Paulo Telecomunicaçoes Participaçoes, Ltda. (19.73%) Telefónica Chile, S.A. (0.06%)
Telefónica Hispanoamérica
Compañía Internacional de Telecomunicaciones, S.A. Holding company	Argentina	ARS	562	100%	Telefónica Holding de Argentina, S.A. (47.22%) Telefónica Móviles Argentina Holding, S.A. (42.77%) Telefónica International Holding, B.V. (10.01%)
					Compañía Internacional de Telecomunicaciones, S.A. (51.49%)
					Telefónica Móviles Argentina, S.A. (29.56%)
					Telefónica Internacional, S.A. (16.20%)
					Telefónica, S.A. (1.80%)
Telefónica de Argentina, S.A. Telecommunications service provider	Argentina	ARS	624	100%	Telefónica International Holding, B.V. (0.95%)
Telefónica Móviles Argentina Holding, S.A. Holding company	Argentina	ARS	1,198	100%	Telefónica, S.A. (75%) Telefónica Internacional, S.A.U. (25%)
					Latin America Cellular Holdings, B.V. (97.04%)
Telefónica Venezolana, C.A. Wireless communications operator	Venezuela	VEF	4,515	100%	Comtel Comunicaciones Telefónica, S.A. (2.87%) Telefónica, S.A. (0.09%)
Telefónica Móviles Chile, S.A. Wireless communications services operator	Chile	CLP	589,403	99.99%	Inversiones Telefónica Móviles Holding Limitada
Telefónica Chile, S.A.
Local and international long distance telephony services provider	Chile	CLP	578,078	97.90%	Inversiones Telefónica Móviles Holding Limitada
Telefónica del Perú, S.A.A.					Telefónica Latinoamérica Holding, S.L. (50.22%)
Local, domestic and international long distance telephone service provider	Peru	PEN	2,954	98.57%	Latin American Cellular Holdings, S.L. (48.35%)
Colombia Telecomunicaciones, S.A. ESP					Telefónica Internacional, S.A.U. (32.54%) Olympic, Ltda. (18.95%)
Communications services operator	Colombia	COP	1,454,871	70%	Telefónica, S.A. (18.51%)
Telefónica Móviles México, S.A. de C.V. Holding company	Mexico	MXN	72,425	100%	Telefónica, S.A.
Pegaso Comunicaciones y Sistemas, S.A. de C.V. Wireless telephone and communications services	Mexico	MXN	28,686	100%	Telefónica Móviles México, S.A. de C.V.
Telefónica Móviles del Uruguay, S.A. Wireless communications and services operator	Uruguay	UYU	1,107	100%	Telefónica Latinoamérica Holding, S.L.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica Móviles Panamá, S.A. Wireless telephony services	Panama	USD	45	60%	Telefónica Centroamérica Inversiones S.L.
Telefónica Móviles El Salvador, S.A. de C.V. Provision of wireless and international long distance communications services	El Salvador	USD	187	60%	TES Holding, S.A. de C.V.
Telefónica Móviles Guatemala, S.A. Wireless, wireline and radio paging communications services provider	Guatemala	GTQ	2,701	60%	TCG Holdings, S.A. (39.59%) Guatemala Cellular Holdings, B.V. (20.41%)
Telefonía Celular de Nicaragua, S.A. Wireless telephony services	Nicaragua	NIO	247	60%	Telefónica Centroamérica Inversiones S.L.
Otecel, S.A. Wireless communications services provider	Ecuador	USD	183	100%	Ecuador Cellular Holdings, B.V.
Telefónica de Costa Rica TC, S.A. Wireless communications	Costa Rica	CRC	183,407	100%	Telefónica, S.A.
Telefónica Holding Atticus, B.V. Holding company	Netherlands	EUR	-	100%	Telefónica Internacional, S.A.U.
Other Companies
Telefónica Europe plc Holding company	UK	GBP	9	100%	Telefónica, S.A.
MmO2 plc Holding company	UK	GBP	20	99.99%	Telefónica Europe plc
O2 Holding Ltd Holding company	UK	GBP	12	100%	MmO2 plc
O2 International Holdings Ltd. Holding company	UK	GBP	-	100%	O2 Holding Ltd.
Telefónica Germany Holdings Ltd. Holding company	UK	EUR	-	100%	O2 Europe Ltd.
O2 (Europe) Ltd. Holding company	UK	EUR	1,239	100%	Telefónica, S.A.
Telefónica Internacional, S.A.U. Telco Investment abroad	Spain	EUR	2,839	100%	Telefónica, S.A.
Telefónica International Holding, B.V. Holding company	Netherlands	EUR	-	100%	Telefónica Internacional, S.A.U.
					Telefónica, S.A. (94.96%)
Telefónica Latinoamérica Holding, S.L. Holding company	Spain	EUR	198	100%	Telefónica Internacional, S.A.U. (5.04%)
					Telefónica, S.A. (50.00%)
Telefónica América, S.A. Holding Company	Spain	EUR	-	100%	Telefónica Internacional, S.A.U. (50.00%)
Latin American Cellular Holdings, S.L. Holding Company	Spain	EUR	-	100%	Telefónica Latinoamérica Holding, S.L.
Telefónica Datacorp, S.A.U Holding Company	Spain	EUR	700	100%	Telefónica, S.A.
					Telefónica, S.A. (92.51%)
Telefónica International Wholesale Services, S.L. International services provider	Spain	EUR	230	100%	Telefónica Datacorp, S.A.U. (7.49%)
Telefónica International Wholesale Services America, S.A.U. Provision of high bandwidth communications services	Uruguay	USD	591	100%	Telefónica, S.A. (74.36%) Telefónica International Wholesale Services, S.L. (25.64%)
Telefónica International Wholesale Services USA, Inc.
Provision of high bandwidth communications services	US	USD	58	100%	T. International Wholesale Services America, S.A.
Telefónica Digital España, S.L. Developer Telco Services Holding Company	Spain	EUR	13	100%	Telefónica Digital Holdings, S.L.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Wayra Investigación y Desarrollo, S.L
Talent identification and development in ICT.	Spain	EUR	2	100%	Telefónica Digital Holdings, S.L.
Telefónica Digital Inc. IP telephony platform	US	USD	-	100%	Telefónica Europe plc
Wayra Chile Tecnología e Innovación Limitada Technological innovation based business project development	Chile	CLP	20,976	100%	Wayra Investigacion y Desarrollo, S.L.
Wayra Brasil Aceleradora de Projetos Ltda. Technological innovation based business project development	Brazil	BRL	18	100%	Wayra Investigación y Desarrollo S.A.U.
WY Telecom, S.A. de C.V. Talent identification and development in ICT	Mexico	MXN	71	100%	Wayra Investigacion y Desarrollo, S.L.
Wayra Argentina, S.A. Talent identification and development in ICT	Argentina	ARS	30	100%	Telefónica Móviles Argentina, S.A. (90%) Telefónica Móviles Argentina Holding, B.V. (10%)
Wayra Colombia, S.A.S. Technological innovation based business project development	Colombia	COP	800	100%	Wayra Investigacion y Desarrollo, S.L.
Proyecto Wayra, C.A. Commercial, industrial and mercantile activities	Venezuela	VEF	28	100%	Telefónica Venezolana, C.A.
Wayra Perú Aceleradora de Proyectos, S.A.C. Technological innovation based business project development	Peru	PEN	11	100%	Wayra Investigacion y Desarrollo, S.L.
Wayra UK Ltd. Technological innovation based business project development	UK	GBP	7	100%	Wayra Investigacion y Desarrollo, S.L.
Wayra Ireland Ltd. Technological innovation based business project development	Ireland	EUR	4	100%	Wayra Investigacion y Desarrollo, S.L.
Terra Networks Brasil, S.A. ISP, portal and real-time financial information services	Brazil	BRL	1,046	100%	Sao PauloTelecomunicaçoes Participaçoes, Ltda.
Terra Networks México, S.A. de C.V. ISP, portal and real-time financial information services	Mexico	MXN	305	99.99%	Terra Networks Mexico Holding, S.A. de C.V.
Terra Networks Perú, S.A. ISP and portal	Peru	PEN	10	99.99%	Telefónica Internacional, S.A.U.
Terra Networks Argentina, S.A. ISP and portal	Argentina	ARS	7	100%	Telefónica Internacional, S.A.U.
Axonix Ltd. Digital and mobile advertising	UK	USD	-	30%	Telefónica Digital Ltd.
Eyeos, S.L. Cloud Computing	Spain	EUR	-	100%	Telefónica Digital España, S.L.
Telfisa Global, B.V. Integrated cash management, consulting and financial support for Group companies	Netherlands	EUR	-	100%	Telefónica, S.A.
Telefónica Global Activities Holding, B.V. Holding Company	Netherlands	EUR	-	100%	Telfisa Global, B.V.
Telefónica Global Services, GmbH Purchasing services	Germany	EUR	-	100%	Group 3G UMTS Holding GmbH, B.V.
Telefónica Global Roaming, GmbH Optimization of network traffic	Germany	EUR	-	100%	Telefónica Global Services, GmbH
Group 3G UMTS Holding, GmbH Holding Company	Germany	EUR	250	100%	Telefónica Global Activities Holdings, B.V.
Telefónica Compras Electrónicas, S.L. Development and provision of information society services	Spain	EUR	-	100%	Telefónica Global Services, GmbH
Telefónica de Contenidos, S.A.U. Organization and operation of multimedia service-related business	Spain	EUR	226	100%	Telefónica, S.A.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica Studios, S.L. Audiovisual Productions	Spain	EUR	-	100%	Telefónica de Contenidos, S.A.U.
Televisión Federal S.A.- TELEFE Provision and operation TV and radio broadcasting-services	Argentina	ARS	135	100%	Atlántida Comunicaciones, S.A. (79.02%) Enfisur, S.A. (20.98%)
					Telefónica Media Argentina, S.A. (95.39%)
Atlántida Comunicaciones, S.A. Participation in public media	Argentina	ARS	33	100%	Telefónica Holding de Argentina, S.A. (4.61%)
Telefónica Servicios Audiovisuales, S.A.U. Provision of all type of audiovisual telecommunications services	Spain	EUR	6	100%	Telefónica de Contenidos, S.A.U.
Telefónica On The Spot Services, S.A.U. Provision of telemarketing services	Spain	EUR	-	100%	Telefónica de Contenidos, S.A.U.
Telefónica Broadcast Services, S.L.U. DSNG-based transmission and operation services	Spain	EUR	-	100%	Telefónica Servicios Audiovisuales, S.A.U.
Telefónica Learning Services, S.L. Vertical e learning portal	Spain	EUR	1	100%	Telefónica Digital España, S.L.
Compañía Inversiones y Teleservicios, S.A.U. Holding company	Spain	EUR	24	100%	Telefónica, S.A.
Vocem 2013 Teleservicios, S.A. Call center services	Venezuela	VEF	188	100%	Compañía Inversiones y Teleservicios, S.A.U.
Telfin Ireland Ltd. Intragroup financing	Ireland	EUR	-	100%	Telefónica, S.A.
Telefónica Ingeniería de Seguridad, S.A.U. Security services and systems	Spain	EUR	12	100%	Telefónica, S.A.
Telefónica Engenharia de Segurança do Brasil Ltda.					Telefónica Ingeniería de
Security services and systems	Brazil	BRL	88	99.99%	Seguridad, S.A.
Telefónica Capital, S.A.U. Finance company	Spain	EUR	7	100%	Telefónica, S.A.
Lotca Servicios Integrales, S.L. Aircraft ownership and operation	Spain	EUR	17	100%	Telefónica, S.A.
Fonditel Pensiones, Entidad Gestora de Fondos de Pensiones, S.A. Administration of pension funds	Spain	EUR	16	70.00%	Telefónica Capital, S.A.
Fonditel Gestión, Soc. Gestora de Instituciones de Inversión Colectiva, S.A.
Administration and representation of collective investment schemes	Spain	EUR	2	100%	Telefónica Capital, S.A.
Telefónica Investigación y Desarrollo, S.A.U.
Telecommunications research activities and projects	Spain	EUR	6	100%	Telefónica, S.A.
Media Networks Latin America S.A.C. Telecommunications research activities and projects	Peru	PEN	111	100%	Telefónica Internacional, S.A.
Media Networks México Soluciones Digitales S.A.
Telecommunications research activities and projects	Mexico	MXN	3	100%	Media Networks Latin America S.A.C.
Telefónica Luxembourg Holding, S.à.r.L. Holding company	Luxembourg	EUR	3	100%	Telefónica, S.A.
Casiopea Reaseguradora, S.A.					Telefónica Luxembourg
Reinsurance	Luxembourg	EUR	4	100%	Holding, S.à.r.L.
Telefónica Insurance, S.A. Direct insurance transactions	Luxembourg	EUR	8	100%	Telefónica Luxembourg Holding, S.à.r.L.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Seguros de Vida y Pensiones Antares, S.A. Life insurance, pensions and health insurance	Spain	EUR	51	100%	Telefónica, S.A.
Telefónica Finanzas, S.A.U. (TELFISA)
Integrated cash management, consulting and financial support for Group companies	Spain	EUR	3	100%	Telefónica, S.A.
Pléyade Peninsular, Correduría de Seguros y Reaseguros del Grupo Telefónica, S.A. Distribution, promotion or preparation of insurance contracts	Spain	EUR	-	100%	Telefónica Finanzas, S.A.U. (TELFISA) (83.33%) Telefónica, S.A. (16.67%)
Fisatel Mexico, S.A. de C.V.
Integrated cash mangement, consulting and financial support for Group companies	Mexico	MXN	3,505	100%	Telefónica, S.A.
Telefónica Europe, B.V.
Fund raising in capital markets	Netherlands	EUR	-	100%	Telefónica, S.A.
Telefónica Emisiones, S.A.U. Financial debt instrument issuer	Spain	EUR	-	100%	Telefónica, S.A.
Telefónica Global Technology, S.A.U. Global management and operation of IT systems	Spain	EUR	16	100%	Telefónica, S.A.
Aliança Atlântica Holding, B.V. Holding company	Netherlands	EUR	40	100%	Telefónica, S.A.(50%) Telefónica Brasil, S.A. (50%)
Telefónica Gestión de Servicios Compartidos España, S.A. Management and administrative services rendered	Spain	EUR	8	100%	Telefónica, S.A.
Telefónica Gestión de Servicios Compartidos Argentina, S.A.					Telefónica Gestión de Servicios Compartidos
Management and administrative services rendered	Argentina	ARS	-	99.99%	España, S.A. (95%) Telefónica, S.A. (4.99%)
Telefónica Gestión de Servicios Compartidos de Chile, S.A.
Management and administrative services rendered	Chile	CLP	1,019	99.99%	Telefónica Chile, S.A.
Telefónica Gestión de Servicios Compartidos Perú, S.A.C. Management and administrative services rendered	Peru	PEN	1	100%	T. Gestión de Servicios Compartidos España, S.A. (99.48%) Telefónica del Perú, S.A.A.(0.52%)
Telefónica Transportes e Logística Ltda. Logistics services rendered	Brazil	BRL	26	99.99%	Telefónica Gestión de Servicios Compartidos España, S.A.
Telefónica Serviços Empresariais do BRASIL, Ltda. Management and administrative services rendered	Brazil	BRL	12	99.99%	Telefónica Gestión de Servicios Compartidos España, S.A.
Telefónica Gestión de Servicios Compartidos México, S.A. de C.V. Management and administrative services rendered	Mexico	MXN	50	100%	Telefónica Gestión de Servicios Compartidos España, S.A.
TGestiona Logística, S.A.C Logistics	Peru	PEN	15	100%	Telefónica Gestión de Servicios Compartidos España, S.A. (99.48%) Telefónica del Perú, S.A.A. (0.51%) T.Gestión Serv. Comp.Perú(0.01%)
Telefónica Gestión Integral de Edificios y Servicios S.L. Management and administrative services rendered	Spain	EUR	-	100%	Telefónica Gestión de Servicios Compartidos España, S.A.
Tempotel, Empresa de Trabajo Temporal, S.A. Temporary employment agency	Spain	EUR	-	100%	Telefónica Gestión de Servicios Compartidos España, S.A.
Companies held for sale

Yourfone, GmbH Services Provider	Germany	EUR	-	62.37%	E-Plus Mobilfunk GmbH &Co. KG
Companies accounted for using the equity method
Tesco Mobile Ltd. Wireless telephony services	UK	GBP	-	50.00%	O2 Communication Ltd.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica Factoring España, S.A.
Factoring services provider	Spain	EUR	5	50.00%	Telefónica, S.A.
					Telefónica, S.A. (40.00%)
Telefónica Factoring Do Brasil, Ltd. Factoring services provider	Brazil	BRL	5	50.00%	Telefónica Factoring España, S.A. (10%)
Telefónica Factoring Mexico, S.A. de C.V. SOFOM ENR Factoring services provider	Mexico	MXN	33	50.00%	Telefónica, S.A. (40.5%) Telefónica Factoring España, S.A. (9.5%)
Telefónica Factoring Perú, S.A.C. Factoring services provider	Peru	PEN	6	50.00%	Telefónica, S.A. (40.5%) Telefónica Factoring España, S.A. (9.5%)
Telefónica Factoring Colombia, S.A. Factoring services provider	Colombia	COP	4,000	50.00%	Telefónica, S.A. (40.5%) Telefónica Factoring España, S.A. (9.50%)
DTS Distribuidora de Televisión Digital, S.A.
Broacasting satellite TV signal transmission and linkage services	Spain	EUR	126	44.00%	Telefónica de Contenidos, S.A.U.
Telefónica Consumer Finance, Establecimiento Financiero de Crédito, S.A. Specialised credit institution	Spain	EUR	5	50%	Telefónica, S.A.
Healthcomunity, S.L. Internet supplier of medical goods and services	Spain	EUR	-	49%	Telefónica Digital España, S.L.

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

In this section it is described the legislative framework and the recent legislative key developments in the most relevant countries and regions in which the Group has significant interests. Many of the legislative changes and the adoption of regulatory measures by sectorial regulators, which are described in this section, are in the approval process and therefore have not concluded.

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

Rules promulgated pursuant to the European Union’s Legal framework define user’s rights and focus on access to networks, interconnection, privacy, data security, and protection and preservation of universal access, among other things. Recent EU measures have supplemented the EU framework with regulations focused on relevant markets international roaming, spectrum, next generation fixed networks and call termination rates for fixed and mobile networks.

In each Member State a national regulatory authority, or NRAs, is responsible for enforcing national telecommunications laws incorporating the EU framework. NRAs are subject to the supervision of the European Commission, which formally and informally influences their decisions in order to ensure harmonized application of the EU framework throughout the European Union. In particular, the European Commission has identified certain markets (relevant markets) that are susceptible of ex-ante regulation. These markets have to be analyzed by NRAs in order to see whether there are participants with significant market power (SMP). In these instances, NRAs are instructed to impose at least one obligation relating to price control, transparency, non-discrimination, accounting separation or access obligations on market participants with SMP. Companies may challenge the decisions of their national regulatory authorities before their domestic courts. Such legal proceedings may lead to a decision by the European Court of Justice or ECJ, which is the ultimate authority on the correct application of EU legislation.

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

Recent developments

Currently, the regulatory debate in the European Union is focused on the completion of the European Digital Single Market with a special attention on the harmonization of regulatory conditions across the EU, in particular about spectrum, the roll-out of ultra-high speed networks, the elimination of intra-EU roaming charges and net neutrality. All issues particularly important for the development of the European digital services markets and Information Society.

This effort was started by the European Commission’s September 2013 adoption of the “Connected Continent” Regulation proposal package, which covers the above-mentioned issues and is under discussion. The outcome of this process is still uncertain.

Of special importance to the provision of digital services, this package covers Net Neutrality focusing mainly on the prohibition of blocking, throttling and non-discrimination of Internet traffic (except for a number of justified objective reasons), as well as on the transparency of retail broadband offers. The intention is to ensure that users are well informed about the traffic management practices of operators, so they can take this information into account when they choose their fixed or mobile broadband offer. Again the outcome of this discussion is open.

Also, as part of this effort, the European Commission adopted, in 2013, a new Recommendation intended to create a more favorable environment in Europe for fiber investment. This Recommendation provides more pricing flexibility for fiber at wholesale (by departing from the cost-orientation pricing), at the expense of stricter measures on the replicability of fiber based access services. In addition, the Commission is now bound to ensure copper price stability (around 9 euros on average for ULL on real terms).

Additionally, EU legislator approved in 2014 a regulation that includes measures to reduce the cost of NGA roll-outs including sharing of ducts from utilities and smother permitting processes. These proposals have to be approved by the EU legislator in 2015.

Also, during 2013, the European Union adopted its cyber security strategy, comprising a number of measures, among which is a new proposed Directive on Network and Information Security. The intention is to guarantee a reliable and trusted Information Society across the EU, where Internet providers are also subject to security requirements. This Directive is expected to be finally adopted in the EU during 2015. Again at this stage, the outcome is largely uncertain.

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

In June 2012, the Commission approved the International Roaming Regulation (Roaming III), which replaces previous Roaming regulations (Roaming I and II). This Roaming III Regulation contains, for the first time, structural measures to impulse competition in the market for international roaming, so that, from July 1, 2014, customers could, if they wish, sign a roaming agreement with another operator apart from their domestic mobile services without changing the phone number, terminal or SIM card to change countries. The proposal also would entitle mobile operators to use other operators’ networks in other Member States at regulated wholesale prices, thereby encouraging more operators to compete on the roaming market. To cover the period until such structural measures are fully effective and competition pushes prices down, the proposal gradually reduces the limits of retail and wholesale prices for voice, text (SMS) and data.  The price cuts have been implemented by operators on July 1, 2014.

Wholesale prices	July 1, 2014
Data (€cent/MB)	5
Voice (€cent/min)	5
SMS (€cent/text)	2

Retail prices	July 1, 2014
Data (€cent/MB)	20
Voice - calls made (€cent/min)	19
Voice - calls received (€cent/min)	5
SMS (€cent/text)	6

This regulation may, however, change again depending on the outcome of the Legislative process related to the Digital Single Market package. The EU Parliament has proposed that roaming prices are around home prices (“Roam like at home” proposal).

On February 14, 2012 the European Parliament and the Council adopted Decision 243/2012/EU which settles a multiannual program policy spectrum for the following four years. The Radio Spectrum Policy Program, amongst others, will identify 1200MHz spectrum for wireless data traffic, explore new approaches in spectrum licensing, identify long term spectrum needs and finally will look for additional harmonized bands for mobile broadband.

Finally, in its Digital Agenda, the EU has set some objectives for broadband development: of the speed up to 30 Mbps for all European citizens by 2020 and 50% of European households connected to 100Mbps by 2020.

Spain

General regulatory framework

The legal framework for the regulation of the telecommunications sector in Spain is governed by the Telecommunications Law (9/2014) of May 9. The bill reduces administrative burdens to boost networks deployments, as well as the adoption of complementary measures for boosting investment in telecommunications sector.

The Market and Competition National Commission, or CNMC, created by the Law 3/2013, assumed in 2013 its role as telecommunications and audiovisual service regulator in Spain. This new organism is also the competition authority in Spain and the national regulatory authority for transport, postal services and energy.

Licenses

The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.

Market analysis

Following, obligations imposed by the national regulator in the most relevant markets -in which Telefónica is deemed to have SMP are detailed.

Fixed markets

Retail access to the fixed-location public telephone network, retail market for calls in a fixed location and retail market for rental lines

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

Wholesale fixed call origination market

In December 2008, the National regulatory authority concluded that Telefónica de España is an operator with SMP in this market and requested that Telefónica de España offer wholesale service to assist other operators in offering IP telephony services and provide information of migration to Next Generation Networks.

Fixed call termination market on individual networks

In October 2014, the CNMC carried out a market analysis in terminated fixed networks, and concluded that every single provider, including Telefónica de España, are dominants in terminating fixed networks and, as a consequence, are obliged to provide the terminating service applying cost-orientation and non-discrimination obligations to the rest of operators, according to a purely incremental costs model. Subsequently, the CNMC reduces the terminating fixed network tariff by 85%, on average. Noticeably, this decision implied the overcome of interconnection asymmetry (terminating fixed networks prices of alternative operators to Telefónica previously were 30% higher than the prices of Telefónica). Finally in fixed call termination market on IP networks, Telefónica de España is required to submit an “Interconnection Reference Offer” (OIR).

Mobile market

Mobile voice call termination

In May 2012, the ANR adopted a measure establishing the wholesale price at 0.0109 €/minute, as from July 2013. The CNMC has not yet approved a new analysis on wholesale market mobile voice call termination.

Wholesale (physical) to network infrastructure access

In January 2009, the National regulatory authority concluded that Telefónica de España is an operator with SMP in the wholesale (physical) network infrastructures access market, and imposed the following obligations: access to full and shared unbundled access to copper loops, sub-loops and ducts, cost oriented tariffs and accounting separation, transparency and non-discrimination obligations including an Unbundling Reference Offer and a Ducts Reference Offer. In December 2014, CNMC has conducted a public consultation exercise and propose a new action plan based on market analysis, with a view to proposing the maintenance previous agreements and obligations, imposing on Telefónica de España the obligation on virtual unbundled access to fiber adopting pricing rules that makes possible the economic replicability of its retails offerings, strengthening local access networks. This proposal may be modified, in the final decision, which is expected for the last quarter of 2015.

Wholesale prices for local loop unbundling were increased from 8.32 to 8.60 €/month by the National regulatory authority, in July 2013.

Wholesale broadband access

In January 2009, the CNMC concluded that Telefónica de España has significant market power in the wholesale broadband access market and is therefore required to provide other operators with wholesale broadband access services up to 30 Mbps in copper and fiber infrastructures. The NRA also required Telefónica de España to publish a wholesale broadband access reference offer, provide cost-oriented rates and accounting separation, to avoid discrimination in network access and to report broadband retail changes in services prior to offering them in the market.

On November 16, 2010, the National regulatory authority approved a new wholesale broadband offer (known as the new broadband Ethernet service or NEBA) which will allow alternative operators to provide retail services more independently from Telefónica retail offers up to 30Mbps.

In May 2013, the National regulatory authority proposed a reduction in wholesale broadband prices, although the European Commission considered the proposal incompatible with European law, due to the methodology used to determine the prices. Taking into account the European Commission’s comments, the CNMC has adopted a decision on January 30, 2014, reducing the prices 18%.

In December 2014, CNMC has carried out a consultation about a new proposal of market analysis that eliminates the 30Mbps limit and incorporates the need of applying different regulation on a geographical basis for the residential clients segment, so that Telefónica will no longer be obliged to offer wholesale broadband services access (bitstream) in that areas of greater competition. In that sense, Telefónica de España will be only obliged to offer its wholesale broadband access services (bitstream) for the residential segment, in no-competitive areas. In this case, the wholesale service offered over the telephone copper network would have cost-oriented prices, unlike the fiber network service offered, which is subject only to the fulfilment of economic replicability criterion.

For the business segment, the consultation proposes to oblige Telefónica de España to offer its wholesale broadband access services throughout the national territory.

This proposal may be modified, in the final decision, which is expected for the last quarter of 2015.

Universal service obligations

According to the General Telecommunications Law, Universal service is set of defined services whose aims are to ensure that all Spanish citizens have access to certain basic telecommunications services, regardless of their geographic location, with a minimum quality level and at accessible prices.

Telefónica de España was designated the operator responsible for the provision of the connection to the public electronic communications network, with the possibility of establishing broadband data connection with a descending speed no less than 1Mbit per second, and the provision of the public telephone service available from a fixed location and the operator responsible for the preparation and delivery of public telephone directories to the telephone subscribers. Telefónica Telecomunicaciones Públicas, S.A.U. was designated as the operator responsible for the provision of a sufficient supply of public payphones.

Contribution to RTVE funding mechanism

In August 2009, the Radio and Television Corporation Finance Law “(Ley de Financiación de la Corporación de Radio y Television Española)” was approved establishing that: (i) telecommunication operators, which operate nationwide or at least in more than one region, have to make a fixed annual provision of 0.9% of the invoiced operating income of the year (excluding the revenues of the wholesale reference market) and, (ii) on the other hand, the concessionaire companies and providers of TV services which operate nationwide or at least in more than one region should make an annual contribution fixed as follows: (a) 3% on the gross revenue of the year for open concessionaire companies or TV services providers, and (b) 1.5% on the gross revenue of the year for concessionaire companies to provide Pay TV services.

In Spain, self-settlement of the contributions made has been appealed by Telefónica España and Telefónica Móviles España as well as, the Royal Decree 1004/2010, which approves the Regulation developing the abovementioned law.

In the European level there were two ongoing processes with regards to this issue. In July 2013, the EC withdrew its appeal before the Luxembourg Court, shortly after it ruled on similar tax legislation in France, where the Luxembourg Court ruled that the tax imposed by France on telecommunications companies was compatible with European regulation. With this decision, the tax measure will remain unchanged unless the Spanish Supreme Court understands the contrary.

Besides this, the European Commission initiated a state aid investigation and concluded that such funding mechanism did not constitute illegal state aid. Against this decision, Telefónica de España and Telefónica Móviles España, filed an appeal before the European Court of Justice. By judgment issued on July 11, 2014, the European Court has entirely rejected the appeals which Telefónica filed against the decision of the European Commission. Telefónica has not appealed to the Court of Justice of the EU.

Collaboration agreements

In July 2013, Telefónica de España signed an agreement with Vodafone España S.A.U and France Telecom S.A.U for the use of fiber infrastructure in buildings. This agreement, together with the agreement signed with Jazz Telecom S.A.U in 2012, aimed the deployment of fiber networks in Spain. Once, an operator has reached a concrete building would be able to use the infrastructures deployed previously by other operators.

Under CNMC Resolution of June 18, 2014, Infrastructure Sharing Agreement between Telefónica de España, Vodafone España and France Telecom shall have the same prices structure that was agreed before between Telefónica de España and Jazz Telecom, solving in this manner the dispute between Vodafone España and France Telecom.

United Kingdom

General regulatory framework

The EU Regulatory Framework was implemented in the United Kingdom by the Communications Act in 2003. The Act designates the Office of Communications or Ofcom, as the NRA responsible for the regulation of electronic communications networks and services. The Office of Communications, or Ofcom, is designated as the NRA responsible for the regulation of electronic communications networks and services.

Market reviews

Following a market review, mobile termination rates for the four national mobile communications operators (Vodafone, Telefónica United Kingdom, EE and H3G) are subject to controls based on the pure long-run incremental cost (pure LRIC) approach. The present mobile wholesale termination rate is 0.845ppm. Ofcom proposes to reduce that to 0.545ppm from April 1, 2015.

Licenses

The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.  Following a direction from the Government, Ofcom has also proposed to raise the annual license fee for the use of spectrum in the 900MHz and 1800 MHz bands, from the current level of 15.6 million pounds per annum, to 65.8 million pounds per annum. Finally, the UK Government announced recently an agreement with the UK mobile operators, including Telefónica United Kingdom, under which the mobile operators would accept a 90% geographic coverage obligation for voice and text services.  Given the agreement, Ofcom has agreed to consider the impact of the geographic coverage obligation on its valuation of annual fees for 900 and 1800 MHz spectrum. This is expected to delay Ofcom’s decision by between four and seven months.

Germany

General regulatory framework

The European Union legislative framework was implemented in Germany at the end of June 2004, by the approval of Telecommunications Act (Telekommunikationsgesetz). The national regulatory authority responsible for regulation of electronic communication networks and services is the Bundesnetzagentur, or BNetzA. Following the adaptation of the 2009 EU Telecom Package, the Telecom Act was repeatedly amended and the last modifications entered into force in August 2013. Transition periods existed for some of them. Worth mentioning are the rules, concerning the free-of-charge-waiting-loop and some of the rules concerning the change of the provider.

Acquisition of E-Plus

On August 29, 2014, the European Commision granted the final authorization for the acquisition of E-Plus. In the course of the merger clearance process, Telefónica Deutschland agreed to a set of remedies which fully address the European Commission’s competition concerns. In this regard, Telefónica committed to sell upfront 20 percent of its mobile network capacity via Bitstream Access to an MVNO and give the opportunity to acquire up to 10 percent additional network capacity. Accordingly, Telefónica Deutschland signed a corresponding contract with Drillisch. Furthermore, to enable a potential entry into the German market, Telefónica offers to make available to one party a package of 2.1 and 2.6. GHz frequencies, mobile sites, national roaming and a passive site sharing. This package is offered to any third party which has declared a respective interest until the end of 2014 and to Drillisch Group up to 2019 (see below). In addition, existing contracts with wholesale partners will be extended until 2025 and the transition to a different guest network operator will be facilitated.

Licenses

The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.

On January 29, 2015, the BNetzA published respective final decisions on the spectrum allocation proceedings and on the auction conditions of the bands 700 MHz and 1500 MHz. The auction will also include the spectrum corresponding to GSM licenses – the entire 900 MHz band and most of the 1800 MHz band (that will expire at the end of 2016). Interested bidders may submit applications by March 6, 2015. The auction (Simultaneous Multi-Round Auction) will take place in the second quarter of 2015.

On July 4, 2014, BNetzA adopted a decision concerning the frequency aspects of the Telefónica Deutschland Holding AG merger with E-Plus Mobilfunk GmbHCo KG (“E-Plus”). BNetzA has obliged Telefónica Deutschland (the surviving entity after the merger takes place) to anticipate the termination of the rights of use of the spectrum in the 900 / 1800 MHz bands by December 31, 2015, (instead of December 31, 2016), if Telefónica Deutschland does not reacquire these frequencies at the abovementioned auction proceeding. Both Telefónica Deutschland and E-Plus have legally challenged this BNetzA decision on August 4, 2014. The German regulator also announced that, once the auction of spectrum above mentioned is over, it will perform a frequency distribution analysis, and determine whether any additional action is needed, particularly in the area of the 2GHz spectrum band granted to Telefónica Deutschland.

In addition, and within the framework of the conditions imposed by the European Commission in connection with the merger, the surviving entity of the merger is obliged to offer up to 2x10 MHz in the 2600 MHz as well as the up to 2x10 MHz in the 2100 MHz spectrum band to one potential new mobile network operator. This offer is open to any potential new mobile network operator that had declared a respective interest by December 31, 2014, and to the operator with whom Telefónica Deutschland has signed the network access agreement (Drillisch Group).

Market reviews

Mobile termination rates (MTR)

Since 2006, Telefónica Deutschland has subsequently challenged decisions adopted by BNetzA on mobile termination rates. Some appeals are pending at the Constitutional Court.

BNetzA bases some of its calculations on benchmarks, others in its new internally-developed cost model, while the latest have been based on a hypothetical bottom-up cost model developed by an external consultant (WIK) on behalf of BNetzA. In all these decisions, BNetzA has based its calculations on an approach which takes account of common costs, disregarding the “Pure LRIC” approach which is recommended by the EU Commission and which does not take account of such common costs.

The EU Commission has therefore repeatedly requested that the German regulator to withdraw or amend its MTR decisions. There is therefore a risk that the EU Commission will initiate infringement proceedings against Germany, and rates may be further reduced.

On September 3, 2014, BNetzA adopted its latest proposal to reduce MTR. The new prices will gradually decrease to 0.0172 euro/minute from December 1, 2014, and in a second step, from 0.0172 euro/minute to 0.0166 euro/minute from December 1, 2015 until the end of November 2016. The proposal has been notified to the EU Commission and is currently subject to a “Phase II” in-depth investigation.

Fixed termination rates (FTR)

On August 13, 2013 BNetzA issued the final resolution on Telekom’s fixed termination rates (FTRs), applicable from December 2012 to November 2013. Local FTRs were reduced by approximately 20%. At the end of November 2013 BNetzA issued a regulatory order for all alternative fixed network operators (ANOs) including Telefónica Deutschland. In addition to the obligations of the former regulatory order, the ANOs have to file a proposal for their local FTRs and BNetzA has to approve such FTRs. The local FTR will be set at the same level as the Telekom FTR. BNetzA issued a preliminary approval for Telefónica Deutschland´s FTR at the end of February 2014. Telefónica Deutschland’s rates were approved for the time period from November 20, 2013 until November 30, 2014.

Also in these decisions, BNetzA has based its calculations on an approach which takes account of common costs, disregarding the “Pure LRIC” approach which is recommended by the EU Commission and which does not take account of such common costs.  In its latest proposal to further reduce FTR, BNetzA has preliminary set Telekom FTR at 0.0024 euro/minute from December 1, 2014 until November 30, 2016. The proposal has been notified to the EU Commission and is currently subject to a “Phase II” in-depth investigation.

Relevant cooperation agreements

Since July 2012, Deutsche Telekom offers a wholesale bitstream access model (“VDSL contingent model”), which in April 2014 has been developed further to include newly built VDSL and vectoring accesses. In this sense, Deutsche Telekom and Telefónica Deutschland signed a contract regarding the model on December 6, 2012. In addition, Telefónica Deutschland and Deutsche Telekom entered into a final and binding agreement on December 20, 2013 with regard to fixed-line broadband services. Such agreement foresees the transition from Telefónica Deutschland’s "ADSL" infrastructure to the advanced network infrastructure of Deutsche Telekom (the so-called "next generation access platform" or NGA platform) which will enable Telefónica Deutschland to offer its customers high-speed internet products with data transfer rates of up to 100Mbit/s. The completion of the transition to Deutsche Telekom’s NGA platform is expected for 2019.

On November 5, 2014, the Federal Cartel Office adopted a decision where concluded that there were no grounds for action. In the proceeding for the regulatory clearance of the cooperation the Federal Network Agency (Bundesnetzagentur) published a draft decision on December 17, 2013 by which the proceeding shall be terminated without any remedies. The draft decision was publicly consulted in Germany and notified to the European Commission. The European Commission responded on March 13, 2014 and did not express serious doubts. The Federal Network Agency published thereafter its final decision on March 18, 2014 and confirmed its draft judgment from December 2013. With the final decision of the Federal Network Agency, the cooperation came into effect on March 18, 2014.

Brazil

General legislative framework

The delivery of telecommunications services in Brazil is subject to regulation under the regulatory framework provided in the General Telecommunications Law enacted in July 1997. The National Agency for Telecommunications, (Agência Nacional de Telecomunicações or ANATEL), is the principal regulatory authority for the Brazilian telecommunications sector.

Licenses

The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.

In Brazil, concessions are awarded for providing services under the public system, while authorizations are granted for providing private system services. The only service provided under both systems is the Commuted Fixed Telephony Service (CFTS). All other services are provided under the private system.

In the state of São Paulo, Telefónica Brazil provides local and national long-distance Commuted Fixed Telephony Service (CFTS) under the public regime, through a Concession agreement. The current concession agreement, dated from December 22, 2005, was renewed on January 1, 2006, and will be valid until December 31, 2025. On December 15, 2010, ANATEL released a public consultation proposing the amendment of clause 3.2 of the concession agreement. It resulted in the approval of Resolution No. 559 published on December 27, 2010, that establishes new revisions for the concession agreement on May 2, 2011, December 31, 2015, and December 31, 2020. This provision allows ANATEL to update the renewed Concession agreement with respect to network expansion, modernization and quality of service targets in response to changes in technology, competition in the marketplace and domestic and international economic conditions. The assets assigned to the provision of the services described in the public concession agreement are considered reversible assets.

On June 30, 2011, the company reviewed its concession agreement and entered into new contracts for local and long distance services, with new conditions imposed on the company, amongst them, to change the basis of calculation of the biannual concession fees. Every two years, during the agreement’s new 20-year period, fixed line concession companies will have to pay a renewal fee which will correspond to 2% of the revenue of the previous year. The first payment of this biennial fee occurred on April 30, 2007, based on 2006 revenue, the second payment occurred on April 30, 2009, based on 2008 revenue, the third payment occurred on April 30, 2011, based on 2009 revenue and the fourth payment occurred on April 30, 2013, based on 2012 revenue. The next payment is scheduled for 2015 based on 2014 revenue.

Brazilian Government also published Decree No. 7512 related to the General Plan for the Universalization (PGMU III). It sets new targets for Telefone de Uso Público (public pay phones) density in rural and poor areas and goals related to popular fixed line service (AICE). There were two Public Consultations undergoing, the Public Consultation No. 26 aimed to revise the fixed line concession agreement and Public Consultation No. 25 aimed to revise the General Universalization Commitment Plan, which were launched by ANATEL on June 27, 2014. Definitive rules regarding this issue will be published in 2015.

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

In 2014, ANATEL auctioned Radiofrequencies licenses in the 700MHz frequency and Vivo acquired the license to use one of the bands. According to the bidding notice, the winning parties are required to incorporate an independent entity that will manage the refarming of the 700MHz (currently, the band occupied by the free-to-air analog broadcasters). Such entity will have the financial resources to provide equipment and support for the broadcasters and the final users (which, subject to certain conditions, will be entitled to receive Digital TV receivers). Federal regulation establishes a timeline to implement such refarming which is scheduled to be concluded by December 2018.

In relation to the acquisition of GVT as described in Note 21 of these Consolidated Financial Statements, according to Brazilian law, the transaction must be approved by Brazilian regulators ANATEL and CADE. On December 22, 2014, ANATEL approved the transaction and imposed certain obligations to Telefónica Brasil. The approval of the transaction implies, among other things, that Telefónica Brazil may retain GVT’s infrastructure. Such obligations include (1) the maintenance of current GVT services and plans within the same geographic scope in which GVT operates today, requiring, in addition, that the successor company expand its operations to at least ten new municipalities within three years beginning on January 26, 2015; and (2) the waiver of the FSTS license held by GVT within 18 months of ANATEL’s decisions, because regulations establish that the same economic group cannot hold more than one FSTS license in the same geographic area.

Telefónica understands that the obligations imposed do not compromise the terms of the GVT acquisition or its value.

Interconnection, tariffs and prices

Interconnection among public networks is mandatory in Brazil. Parties can freely negotiate the terms and conditions about technical points, economic discounts and rights/obligations, of the interconnection agreements. For Interconnection rates for fixed network operator identified as operator with Significant Market Power (Res. 588/2012) the rate is homologated by ANATEL; the rates for the use of mobile operators networks (Res. 438/2006), may be agreed between the parties. However, if the parties fail to reach a consensus, particularly regarding charges to fixed operators (Res. 576/2011) ANATEL imposes the rates to be used. In general, operators shall maintain public offers of interconnection conditions.

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

In this regard, ANATEL published its ACT 7272 and 7310, in August 2014 establishing the new VU-M values for 2014 and 2015 applicable to providers with SMP. These are the values applicable to VIVO (in Brazilian reais):

•	2014:

o	Region I: 0.25126

o	Region II: 0.24355

o	Region III: 0.22164

•	2015:

o	Region I: 0.16751

o	Region II: 0.16237

o	Region III: 0.14776

Pursuant to applicable laws, reductions of VU-M must be reflected in VC1 (retail price paid by users for local fixed-mobile calls) and VC2 and VC3 (retail price paid by users for national long distance fixed-mobile calls). Accordingly and as a consequence of the new V-UM in Act 7272 and 7310, on February 24, 2014, ANATEL published its Act 1742 establishing the new VCs for 2014: approximately 0.07388 Brazilian reais less than the previous VC1s in Region III (as Telefónica only offers local fix telephony services in that region); and approximately 0.10901 Brazilian reais less than the previous VC2 and VC3. The amounts of the VC here mentioned are net of tax.

In December 2013, ANATEL issued Resolution No. 629 which establishes terms and conditions to execute Conduct Adjustment Terms (Termo de Ajustamento de Condutas) aimed at suspending administrative proceedings in course, if license holders assume certain obligations to fully comply with regulations and provide compensations and awards to users.

On March 7, 2014, ANATEL issued the Resolution No. 632 which approved the Regulation of Users Rights of Telecommunications Services, which improves transparency in consumer relations and expands the rights of those who use fixed and mobile telephony, broadband and Pay-TV. This Resolution No. 632 has among other novelties, simplified the cancellation of a telecommunications service, granted more transparency on the services offered and simplified the way to contest the invoices.

The deadline to submit comments to ANATEL’s Public Consultation No. 47/2014 aimed to modify the General Plan of Competition Targets – PGMC, approved by the Resolution No. 600, of November 8, 2012, ended last January 2, 2015. The Proposal for amendment of Art.42 of Appendix I of the PGMC is aimed to maintenance of the bill and keep system.

Competition law

Brazilian competition regulation is based on Law No. 12529 of November 30, 2011. The Administrative Council for Economic Defense, or CADE, is the agency in charge of enforcing the competition rules.

The new antitrust law establishes a pre-merger notification regime for concentration transactions, with new turnover thresholds (one participant with gross revenue of BLR750 million in Brazil and other participant with gross revenue of BRL75 million in Brazil) and maximum time length for merger review procedure (240 days, extendable to 330 days). Resolution No. 10, of October 29, 2014 (in force as of January 4), established some additional interpretation about the filling triggers provided in the Law in what regards vertical and horizontal “partnerships agreements” subject to antitrust clearance.

Mexico

General regulatory framework

 In Mexico, the provision of all telecommunication services is governed by the Constitution, Federal Telecommunication and Broadcasting Law was published on July 14, 2014 and came into force 30 natural days of its publication. The Constitution was amended in June 2013 on telecommunications matters; the Federal Telecommunications Institute (IFT) is created as an autonomous body responsible for the regulation, promotion and supervision of the use, development and exploitation of radio spectrum, networks and the provision of broadcasting services and telecommunications. By virtue of the Constitution amendment, the Federal Communication Institute will be in charge of regulating the dominant operators or with SMP.

IFT as the Mexican national authority in communications and broadcasting sector, is the organ responsible for regulating those operators which have SMP in communications and broadcasting markets, after the abovementioned constitutional amendments. As a result of the above mentioned constitutional reforms, IFT has declared the “América Móvil Group” a preponderant operator in the telecommunications market and as a result of that, it introduced, among other, special regulations on asymmetric interconnection rates.

Licenses

Derived from a corporate restructuring carried out in Mexico, authorized by the Federal Institute for Telecommunications, dated on December 19, 2013 Baja Celular Mexicana, S.A. de C.V.; Celular de Telefonía, S.A. de C.V.; Telefónica Celular del Norte, S.A. de C.V. and Movitel del Noroeste, S.A. de C.V. have ceded in favor of Pegaso PCS, S.A. de C.V. (Pegaso PCS) the rights and obligations of the concession titles.

Likewise, on January 31, 2014 the merger between Pegaso Comunicaciones y Sistemas, S.A. de C.V. and Pegaso PCS was formalized, surviving the latter. Once the merger takes effect, Pegaso PCS will acquire the ownership of the rights and obligations of the concession titles of Pegasus Communications and Sistemas.

The main licenses and concessions to use spectrum are shown in the table at the end of this Annex. Additionally, other concessions are held in México. Two of those licenses are hold, in order to install, operate and explore two public communication networks, being Pegaso PCS the concessionaire (July 28, 2010, and July 23, 2008).

The Secretary of Communications and Transports (SCT) also granted the following licenses to Grupo de Telecomunicaciones Mexicanas (which is invested by Telefónica) (GTM): concessions to install, operate and explore a long distance public communication network, local and international (July 6, 2003); Modification the concession to provide fixed and public telephone services throughout the country (March 28, 2006); concession in order to provide DTH services (January 19, 2011) and the rights for transmission of communication by signals associated with satellites; in Ka Band (August 6, 2012); and, finally, a concession in order to exploit broadcasting and reception rights, by signal associated with two foreign satellites -WILDBLUE 1 and ANIK F2- (August 6, 2012).

Prices and tariffs

Tariffs charged to customers are not regulated. They are set by mobile operating companies and must be registered with IFT, in order to be enforced. Since January 1, 2015, no charge can be made for national long distance services.

Interconnection

Mexican telecommunications regulations obligate all telecommunications network concessionaires to execute interconnection agreements. However, should the parties fail to agree, IFT must fix the unresolved issues, including tariffs.

Throughout 2011, the extinct COFETEL issued several resolutions as a result of different interconnection disputes submitted by several operators. In such resolutions, COFETEL determined a mobile termination charge (“MTC”) for Telefónica México, as well as for other mobile operators, leading to a 61 % cut to previous rates. Telefónica México has appealed on an administrative basis such resolutions from COFETEL, and such appeals are still pending to be resolved.  Recently, IFT determined the mobile termination rates for 2012 and Telefónica México filed an injunction against this rate. Once these trials have been concluded, the rates applied may be further reduced retroactively, IFT has not approved yet the termination rates for 2013, 2014 and 2015 for Telefónica Mexico. Moreover, the declaration of the Preponderant Economic Agent in the telecoms market is expected to lead to asymmetric regulatory measures. Thus, in August 2014, the Preponderant was obligated not to charge for terminating calls on its network, i.e. it was imposed the rate of $ 0.00 for the termination service. On December 29, 2014, the IFT published the rates that will be used to resolve interconnection disputes between concessionaires. On the other hand, with regard to the Preponderant economic agent, the IFT published rates relating to origination and transit services.

The Company’s competitive position may benefit to a greater or lesser extent depending on the scope of these measures. Furthermore, on June 21, 2012, CIADI Secretary-General declared admissible the international arbitration presented by Telefónica, S.A. against Mexican United States. Telefónica, S.A. formulated their lawsuit memorial, on September 20, 2013, by virtue of which claim for damages incurred as a consequence of the resolutions, issued by different Mexican regulatory and administrative bodies, of mobile termination rates. Mexican United States answered on February 28, 2014.

Foreign ownership/restrictions on transfer of ownership

Since the amendments to the Constitution published in June 2013 foreign investment (FDI) up to one hundred percent in telecommunications is allowed.

Competition law

The new Federal Law of Economic Competition was published in the Official Gazette on May 23, 2014. The IFT must issue the “Regulatory Provisions of the Federal Law of Economic Competition for telecommunications and broadcasting.

Venezuela

Licenses

The main licenses and concessions to use spectrum are shown in the table at the end of this Annex. The band spectrum in 2500-2690 MHz and 1710-2170 MHz, for LTE (Long Term Evolution) mobile services was awarded. The expiration of this license will take place on December 15, 2029, and on November 28, 2022, respectively. The respective bandwidth spectrum concession contracts were signed, one for band AWS 10+10 MHz, and the other for two bands in the 2600 MHz bandwidth. It is worth mentioning that not only did Telefónica obtain the permission to use the 4G spectrum, but it also got an expiration date extension of the general habilitation from 2025 to 2029.

Prices and rates

In accordance with the last reform of the Organic Law of Telecommunications (2011), the system  for fixing the prices for telecommunication services remains the same, consisting of simply notifying them to CONATEL, except for fees for basic telephony services (local, national and international long distance) and those for services provided under universal obligations that are established by the government. However, the regulatory entity may, considering CONATEL’s opinion, fix the prices for any telecommunication services for “public interest reasons”. The amendment does not define the term "public interest reasons".

In the framework of the Enabling Act in force in Venezuela until November 2014, in January 2014 an Organic Law on Fair Prices was published, limiting to natural and legal persons of public and private law, nationals or foreigners, who develop economic activities in Venezuela, the profit margin of the sales prices of goods and services set to a maximum of 30% of its operating costs. This Fair Prices Act was amended on November 19, 2014, unchanged, however, the ends referred to above.

CONATEL published an Administrative Order under which values are set for the Determination of Interconnection Fees for use of Mobile Telephony Services. The objective of this regulation is to establish a reference for values and a criteria to determine interconnection fees in mobile phone use on the basis of a model of long run incremental costs with breakdown of the network elements by CONATEL, who should intervene setting such fees solely in those cases where there are conflicts between operators relating to such fees, and consensus is not reached within the period specified in the interconnection legislation. Mobile termination rates in relation to national operator have been reduced approximately 6% compared to the previous rates.

Likewise, on August 6, 2014, a new providence was published, with which new standards for the provision of services for international long distance telephony and fees applicable for delivering calls to networks fixed and mobile telephony in Venezuela were set. With this regulation, they aim to establish the fees that an operator providing the international long distance services should pay for calls originating in a foreign network and delivered on networks, either fixed or mobile, in Venezuela when the subscriber originating the call is not directly served on his network.

Competition law

The Antimonopoly Law Decree published on November 18,2014, reformed the "Law for the Promotion and Protection of Free Competition” of 1992, now including principles of Justice and Democratization as well as the promotion and protection of public enterprises, associative forms of state and communal, as provided in the “Plan de la Patria” (plan of the country). Some changes to highlight are the modification of the basis for calculating penalties which now must be calculated on the value of the annual gross income of the offender.

Chile

General regulatory framework

The General Telecommunications Law No. 18168 of 1982, as amended, establishes the legal framework for the provision of telecommunications services in Chile. The main regulatory authority in Chile is the Under-Secretary of Telecommunications, or SUBTEL.

An emergency alert system was enabled for mobile networks (2G, 3G) to inform the population in cases of disaster. The system using 4G technology will be implemented in March 2014.

On February 13, 2014, the new Regulation on Telecommunications Services, which will come into force on June 14, 2014, except certain specific obligations that must be met by the service providers prior to that date, was published. This Regulation replaces the existing to date and regulate a number of new services as Internet, Pay TV, etc.

In May 2014 law No. 20750 that allows the introduction of DTT was published in the Official Journal. The main provisions set an extensible deadline of 5 years for the blackout analog; it sets that the concessions of free-to-air broadcasting could be nationwide, regional, local and European coverage; it also sets the entering of “Granted Retransmission” when the requirements of digital coverage for the 85% of the total population in service area and “must carry” of, at less 4 regional channels (whenever is technologically feasible, and the service area remains equal) is fulfilled. Football matches of Chile National Soccer Team will be broadcast by free-to-air channels.

On July 26, 2014, SUBTEL published in Official Journal the call for a public consultation referred to the Digital Broadcasting TV Plan. They present the decree that approves the plan was forwarded to the “Contraloría General de la República” for its discussion. Different organizations that grouped cable and TV operators have appealed against the “Contraloría General de la República”.

Moreover, the Congress of Chile approved a draft project that forbids contracts granting exclusivity in the use of pipelines and internals installations needed for the provision of telecommunications facilities for the buildings and condominiums. Additionally, the project regulates the use of the facilities that connect with the internal network and provide access for buildings.

Licenses

The main licenses and concessions to use spectrum are shown in the table at the end of this Annex. Additionally, Telefónica Chile has been granted licenses of public local phone services and Voice Over Internet Protocol services. Telefónica Empresas Chile has a license for providing TV Services. Telefónica Larga Distancia holds long distance concessions and to install and operate the national fiber optic network.

In November 2013, TMCH initiated the partial commercialization of 4G services, and in March 2014 the total of the commercialization will have to be implemented. 2.6 GHz concession obliges TMCH to provide a wholesale service to Mobile Virtual Operators, for what the latter had to published a completely Facilities Offer (including prices), available in non-discriminatory terms.

In March 2014, it was published in the Official Journal the Exempt Resolution No. 758/2014 of the Department of Telecommunications, which assigns to TMCH a service concession for transmitting data on 713-748 MHz and 768-803 MHz frequency bands. TMCH has awarded a block of frequencies at a national level of 2x10 MHz through a bidding procedure, with an approximated cost of 5,780,000 U.S. dollars. In addition of providing the data transmission service, additional obligations are set, like provide wholesale services to OMV, provide national roaming wholesale services, provide data transmission wholesale service, provide services to determined routes, locations and municipal and supported schools.

Prices and tariffs

Public Telecommunication Services Prices and prices for Intermediate Telecommunication Services are freely established by operators, unless there is an express resolution by Chile´s Competition Court on existing conditions in the market that confirms that there is not enough for granting a free prices regime. In January, 2009, by No. 2 Report, Chile´s Competition Court (from this moment onwards the TDLC), decreed free tariffs for the “Fixed Phone Service”, “Local Measured Service”, “Charges for Connection Service” and “Public Telephony Service”. Nevertheless, it did not change, for all fixed phone companies, the currently prices of local loop services, and minor provisions for phone services, including: closure of the line and line restoration, release of access for national long-distance service, international services, complementary services, detailed SLM service and free visit and diagnosis, between others.  Furthermore, tariff regulation remained at the same terms for unbundled network services for all fixed service companies.

Additionally, maximum prices for interconnection services (access charges for network use, mainly) are subject to tariff regulation for all operators, being set by stipulated procedures.

Under national Telecommunication Law, the structure, level and indexing of maximum tariffs that can be charged are set by a Supreme Decree issued by Transports, Economy, Development and Tourism Ministry (hereinafter, “The Ministries”). The Ministries set maximum tariffs under efficient operator model basis.

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

The Tariff Decree for the period 2014-2019, for mobile telephony networks was approved by the Ministries on January 16, 2014 and is enforceable since January 25, 2014. The new prices imply a reduction of 76.4% as regards the previous ones.

The Tariff Decree that will be implemented during the next five year period 2014-2019, was adopted by SUBTEL on May 5, 2014, and will enter into force, involving a retroactive effect, from May 8, 2014. New tariffs imply a preliminary reduction of 37% from the previous. Nowadays, the Tariff Decree is under review by “Contraloría General de la Republica”.

Competition law

The principal regulation concerning competition in Chile is Decree No. 211 of 1973, whose current text was established in Law Decree Nº 1 of 2005 (Ministry of Economía, Fomento y Reconstrucción). The Competition Tribunal deals with infringements of competition law.

Through General Instruction No. 2 (“IG2”) of December 18, 2012, the Competition Tribunal imposed that mobile phone companies cannot commercialize plans with a different price for the on-net and off-net calls, as of the effective date of the mobile Tariff Decree over access charges (on January 25, 2014). In addition, fixed and mobile service packages with discounts are authorized as of the in-service date of the LTE concession (on March 28, 2014).

The TuVes Company, which provides Pay TV services, brought an appeal against IG2 before the Supreme Court, which issued a judgment on December 17, 2013 by virtue of which fixed-mobile convergent offers with a multiservice discount cannot be commercialized permanently. This affected our commercial offer focused on convergent products (Fusion and others), and as a result, possible commercial and operational solutions are being analyzed.

Argentina

General regulatory framework

The basic legal framework for the provision of telecommunications services in Argentina is set forth in the National Telecommunications Law (No. 19798) of 1972 and in the specific regulations governing each type of telecommunications service, which has been modified by Law “Argentina Digital” No. 27078. This new legal framework, issued on January 7, 2015, (the new telecommunications law 'Argentina Digital') entered into force on January 7, 2015, and will regulate information and communication technology (ICT) as Public interest services, replaces the previous telecoms law of 1972, creates a new NRA, sets net neutrality provisions and allows telecommunications licensees to provide (non-satellite) broadcasting services (previously banned by the Media Law), and set a new license system.

The following regulatory authorities oversee the Argentine telecommunications industry:

•
SECOM (Secretariat of Communications of the Nation) is the decentralized organism responsible for establishing national policies for Telecommunication development with the objective of democratizing access to information, communications and new technologies throughout the national territory, thus bridging the digital divide.

•
CNC (National Communications Commission) is a decentralized organism that operates in the field of the Secretariat of Communications of the Federal Planning Ministry, Public Investment and Services, whose role and functions are regulation, control, oversight, and verification of those aspects concerned to the provision of communication services, postal services, and the use of spectrum.

Additionally, Argentina Digital Act also prescribes the future creation of a new organism as the Authority of Application for ICTs, the Federal Authority for ICTs and Communications, whose functions are regulation, control, oversight and verification in ICTs. When this authority comes into operation, it will be the continuation of SECOM and CNC.

On October 21, 2003, Law No. 25790 came into force, extending the term for the renegotiation of concession or licensing agreements with public utilities until December 31, 2004, which was subsequently extended until December 31, 2015. As an investor in Argentina through Telefónica de Argentina, we commenced arbitration proceedings against the Republic of Argentina based on the Reciprocal Protection of Investments Treaty between Spain and Argentina for damages suffered by us because of the measures adopted by the Argentine government in connection with the renegotiation of certain concession and licensing agreements. On August 21, 2009, the parties requested the Tribunal, in accordance with Rule

43 of the ICSID Arbitration Rules, declare a resolution of the termination of the proceedings. The agreement of the parties envisages the possibility of a new request for arbitration under the ICSID Convention being submitted by Telefónica.

Licenses

The main licenses and concessions to use spectrum are shown in the table at the end of this Annex. Additionally, Telefónica de Argentina has licenses for an indefinite period of time; for the provision of communications services; local telephone services; long-distance national and international, telex,  international communication and data transfer services;   national and international value-added services, and other telecommunication services provided by the different license agreements concluded with  the National State, and administrative acts concluded with the National State.

Telefónica Móviles Argentina holds licenses for providing mobile telecommunication services, local telephone services, long distance national and international, telex international, national and international data transfers, value-added services, and other telecommunications services provided by the different license agreements concluded with the National State, and administrative acts concluded with the National State.

From the promulgation of the “Argentina Digital” new legal framework Nº 27078, the licenses system has become a license-only system, without prejudice the corresponding inscription of each service in the terms that Authority of Application determines, and will have national scope. For this purpose the legal framework prescribes a period of grace that grant the old license given to, at the moment of the promulgation of that Act that were called “Single Telecommunication Service License” will be considered, by the effects of the new regime, as “Single  Argentina Digital License” with the same content, scope and effects.

Prices and tariffs

Additionally, the “Argentina Digital” legal framework establish that providers of telephone services may freely set rates and/or prices for their service which shall be reasonable and fair, covering all the operation costs and a consequent reasonable profit margin. It also brings to the Authority of Application the possibility to regulate the tariffs and prices of essential public services and those the same authority determines. However, until the Secretary of Communications determines that there is effective competition for telecommunications services, or until the secondary legislation is adopted, the “dominant” providers in the relevant areas (which include Telefónica de Argentina) must respect the maximum tariffs established in the general tariff structure.

Also, the guidelines set forth in article 26 of Decree No. 1185/90 continue in effect for operators with significant market power. These guidelines establish information obligations with which operators must comply with respect to tariffs and which flow toward both clients and the national regulator. This Decree also establishes the powers the regulator has to revise or revoke such tariffs.

On the other hand, on October 15, 2012, came into force the resolution SC 45/2012 of the Secretary of Communications, which provides that the mobile phone companies should only bill to its clients the minutes since the call to be serviced by the receiver or his message box. Furthermore, in December 2013 the Secretary of Communication throughout its Resolution No. 26/13 have modified the pricing system for all the mobile communication from minutes units to second units and also prescribes information duty around any change of commercial condition or price increase, 60 days in advance.

Tariffs charged to customers for mobile services are currently not regulated in Argentina.

Interconnection

The rules for national interconnection set forth that interconnection agreements are to be freely negotiated between the relevant service providers, on a non-discriminatory basis.  Notwithstanding that, with the new legal framework, the new Authority of Application that will be created in the future, has the power to control prices and tariffs, and also to set them in order to the general costs or other compensation mechanism.

Competition law

 “Law on Defense of Competition” No. 25156 prohibits any acts or behaviors contrary to the law. The enforcement authority will be assisted by the National Commission for the Defense of Competition created by Law No. 22262.

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

Licenses

The main licenses and concessions to use spectrum are shown in the table at the end of this Annex. Additionally, Colombia Telecomunicaciones subjected itself to the General Entitled Regime of approval that is set out in law No. 1341 2009, on November 8, 2011, which allows Colombia Telecomunicaciones to continue providing the network and communications services, like added-value services, carrier national services and mobile services, amongst others. In relation to mobile services, the company availed itself of the general authorization regime on November 28, 2013, finishing mobile concession contracts and consequently obtaining the renewal of the permission to use 40 MHz of spectrum in the 850 MHz and 1900 MHz band until March 28, 2024. In addition, the company holds a concession in order to provide satellite TV (DBS) or Direct Home TV (DTH).

Regarding the licenses for the provision of mobile voice services awarded in 1994, and their amendment agreements, by virtue of which allow the usage of spectrum over  850 MHz (25 MHz) and 1900 MHz (15 MHZ) bands, given for a 10 years period and extended in 2004 for another equal period, the company decided to opt to the general habilitation regime, modifying registry before the ITC Ministry and requesting the renewal of the permits for the use of spectrum according to the article 68 of law No. 1341 of 2009, and the Decree No. 2044 of 2013, in which it has been determined the requirements and formalities in order to be able to obtain the renewal and some criteria for establish the renewal conditions. Resolution No. 597 of March 27, 2014 set the conditions the usage of spectrum over 850 and 1900 MHz renewal.

Regarding the reversion of assets the Company and the Colombian Government had been acting within the contractual relationship, in the understanding that such reversion only applies to the scarce resource that was assigned (the spectrum), on the basis of with the legal framework issued by the national Congress, integrated by laws 422 of 1998 and 1341 of 2009.

Notwithstanding, the Constitutional Court declared possible in a conditional way article 4 of the No. 422 /1998 Law and article 68 of No. 1341/2009 Law, related to the reversion of assets by Sentence C-555 of 2013, to interpret that concessional contracts subscribed before the entry into force of these legislation, shall respect “the reversion” clause 33 concluded “at the expiration of the concession term, the elements and assets directly affected by it will become National property, without imposing any compensation obligation”.

Constitutional Court Ruling C-555 was issued in February 2014. According to Court´s Opinion, in case of application, reversion includes wireless telecommunications spectrum band, as well as other assets and network related to the rendering of the service as laid down in sections 14 and 15 of Decree No. 1900 of 1990; or, if such reversion is not possible, its economic equivalence.

Upon termination of the Agreements, and during the liquidation of the respective contracts, the Court decision leaves to the parties the understanding of the contractual conditions for the application of the reversion that will take place in May 2015.

In the 4G auction process, the Company obtained 30 MHz of spectrum in the 1710 to 1755 MHz band and 2110 to 2115 MHz band, resource that was assigned by the Resolution No. 2625 (2013), confirmed by Resolution No. 4142 on October 25, 2013, for a 10 years period.

Interconnection

Mobile and fixed operators in Colombia have the right to interconnect to other operators’ networks. Before the intervention of regulatory authorities, operators must attempt direct negotiations.  Interconnection must assure compliance with the objectives of non-discriminatory treatment, transparency, prices based on costs plus a reasonable profit and promotion of competition termination rates are regulated by CRC Resolutions No. 1763 and 3136 of 2011, No. 3534 of 2012 and No. 4660 of 2014, and in particular resolutions No. 4002 and 4050 of 2012, that apply to dominant operator. Additionally, CRC Resolution No. 3101 of 2011 adopted a unique interconnection regime, which promotes competition and guarantees access to networks and networks elements to other providers of telecommunications, content and apps.

In 2011, the Regulator issued a progressive reduction on mobile termination charges from April 2012 to 2015 and in 2012; the regulator imposed the use of asymmetric mobile termination rates to COMCEL the dominant operator. In 2014, the CRC issued a new glide path for the mobile termination rates by Resolution No. 4660 of 2014.

Value/year/ COP$	2014	2015	2016	2017
Charge per minute	56.87	32.88	19.01	10.99
% Reduction	-	41.7%	42.2%	42.2%
Capacity Charge	24,194,897.29	13,575,005.96	7,616,514.53	4,273,389.92
% Reduction	-	43.4%	43.9%	43.9%

During 2013, the Constitutional Court Ruling issued national roaming price regulation, extending the application of the objective value set for mobile termination rates to this service and imposing a value of 25.63 Colombian pesos per Mbyte for 2013, 19.36 Colombian pesos for 2014 and 13.09 Colombian pesos for 2015. The Resolution No. 4660 of 2014 established a different value for new entrant operators which obtained spectrum IMT for first time: Roaming for voice 12.55 Colombian pesos and roaming for SMS 2.24 Colombian pesos.

Prices and tariffs

The Technologies of Information and Communications Law, provides for free pricing system for communication service, unless there are market failures or quality problems. The regulation issued previously remained and applies to prices for calls from fixed to mobile (ceiling) that depends on changes in rates of mobile access, being the reason why during 2014 it was 124.87 Colombian pesos. In Resolutions No. 4002 and 4050 of 2012, the dominant operator was obliged to remove the differential charge in “on net” and “off net” calls, and for this reason the terms and conditions for adjusting the offer to consumers were dictated.

Regulation in quality and users’ protection

During 2013 the Commission established rules to protect users in matters such as international roaming services, and ordered providers to automatically compensate users, as of January 2014, for the blocking, suspension or disconnection of fixed services. For mobile services, the Commission ordered the automatic compensation (via minutes) for dropped calls. During 2014, the Commission established the removal of minimum stay terms for mobile services, and the selling of terminals and services by separated agreements from the first of July. In October 2014, rules regarding duration terms were modified in order to make the users’ right of termination the contract effective; also mobile subscription agreements were simplified, according to a model.

In terms of quality, the obligations to facilitate monitoring and controls are highlighted, which were imposed in Resolution No. 597 of 2014. This Resolution also allows the renewal of the permission to use the band spectrum on 850 and 1900 MHz (40 MHz), since it must ensure access to Systems Management, the storage of information and system´s updating. Likewise, the ICT Ministry established that, at the failure of the quality indicators and failure to service over an hour, the presentation of an improvement plan will be expected and then if failure to comply it, it can be ordered the restriction on marketing the service to the department or geographical area to which it belongs the affected locality.

Television services

The Company pays the National Television Authority a periodic consideration for the license obtained in 2007 to offer television services, initially set as 10% of the gross revenues of the company for television services, reduced to 7% in 2010. Since 2012, it is based on a fixed value of 1,874.32 Colombian pesos per user, updated yearly to the consumer gross price index (IPC) and the number of registered users.

Competition law

The Colombian Competition Law is incorporated in the Law No. 155/59, Decree No. 2153/92 and Law No. 1340/09 on Restrictive Trade Practices. The Superintendent of Industry and Commerce is the Colombian competition authority.

Peru

General regulatory framework

The provision of telecommunications services in Peru is governed by the Telecommunications Law and related regulations.

In July 2012, the Peruvian Congress approved the Law of Promotion of the Broad Band and Construction of the National Fiber Optic Backbone, Law No. 29904. This Law declares of public necessity: (i) the construction of the National Fiber Optic Backbone which will be entitled to the government to make possible the connectivity by the broad band, and; ii) the access and use of the infrastructure associated with the public services of energy and hydrocarbon to facilitate the display of the telecommunication network for the provision of the broad band. In addition, Law No. 29904 implies that operators of electric, transport and hydrocarbon infrastructure projects will have to install fiber optic that will be entitled to the State and will be given in concession to other telecommunication operators. Also establishes that a percentage of the capacity of the National Fiber Optic Backbone will be reserved for the Government to satisfy its necessities.

In November 2013, secondary legislation for developing Law No. 29904 was approved. On December 23, 2013 “Consorcio TV Azteca – Tendai” was awarded with the National Fiber Optic Backbone project.

Licenses

The main licenses and concessions to use spectrum are shown in the table at the end of this Annex. Additionally, Telefónica del Perú, S.A.A. provides fixed electronic communications services in the whole country, pursuant to two concession agreements issued by the Transports and Communications Ministry on May 16, 1994. Both agreements will be in force during 20 years, and will be partially renewed for additional periods of 5 years up to a maximum of 20 years. To date, three partial renewals have been approved and thereunder the concession agreements have guaranteed its force until November 27, 2027. In December 2013, Telefónica del Perú, S.A.A. submitted to the Transport and Communications Ministry an application to renew its concessions to provide nationwide fixed telecommunications services, for five years more. The aforementioned proceeding is still pending. Additionally, Telefónica del Perú, S.A.A. has five mobile services concessions. This concession where before entitled to Telefónica Móviles, S.A., company absorbed by Telefónica del Perú, S.A.A. Three of them (two are intended to provide mobile service in Lima and Callao and the other for the rest of the country) were renewed in March 2013 for an additional 18 years and 10 months. The last mobile concession was awarded to Telefónica in October 2013.

Although the cable distribution broadcasting service concessions have expired, they are still valid while the renew proceedings are still pending.

Prices and tariffs

Tariffs for fixed telephony services must be approved by OSIPTEL (National Regulatory Authority) and in accordance with a price cap formula based on a productivity factor. Rates charged by mobile providers to their customers have been subject to a free tariff regime supervised by OSIPTEL. Tariffs must be reported to OSIPTEL prior to implementation.

On October 17, 2013, OSIPTEL fixed in 0.0025 per second 0.1478 per minute the maximum rate applicable to local calls made from Telefónica del Perú S.A.A.’s fixed telephones to mobile networks for personal and trunked communications. This new rate is in force since October 30, 2013.

Interconnection

Mobile service providers are required, upon request, to interconnect with other concession holders. According to the principles of neutrality and non-discrimination contemplated in the Telecommunications Law, the conditions agreed upon in any interconnection agreement will apply to third parties in the event that those conditions are more beneficial than terms and conditions agreed upon separately. In Peru, the previously applicable MTR was reduced by 31.43% in October 2013.

Competition

The general competition framework in Peru is based on the Legislative Decree No. 1034. This Law it is applied, in the telecommunication sector, by OSIPTEL. Law No. 30083 was approved in September 2013, which seeks to strengthen competition in the public mobile market service by introducing mobile virtual network operators (MVNOs) and mobile rural infrastructure operators (MRIO). Mobile network operators must allow MVNOs access (when requested) to their elements and network services for a fee and should provide – through the MRIO network, upon request - public mobile services in rural areas as long as they do not own infrastructure deployed at these locations. Mobile network operators may have no legal or economic ties with MVNO accessing their network. Therefore, in principle, no Telefónica Group company could operate as a MVNO within its own network. Mobile network operators must offer MVNOs their wholesale services on terms no less favorable or discriminatory. The publication of the regulation of this Law is pending.

Ecuador

General legislative framework

On December 17, 2014 the National Assembly approved the new Telecommunications Act. The mentioned law was referred to the Executive for the Veto, and was sanctioned in February 2015. Finally, on February 18, 2015, the referred Telecommunication Act was published in the Official Journal and came into force on the same day.

The National Secretary of Telecommunications and the National Counsel of Telecommunications are the authorities enabled with respect to the regulations, and the Superintendence of Telecommunications with respect to the control of the application of such regulation. Nonetheless, when the new Organic Law of Telecommunications comes into force, there will be a single regulatory and control body: the Agency for the Regulation and Control of Telecommunications.

Licenses

The main licenses and concessions to use spectrum are shown in the table at the end of this Annex. In addition, on February 18, 2015, Telefónica Ecuador reached an agreement with the Ecuadorian government to purchase 2x25 MHz of spectrum in 1900 MHz band.

Otecel has a concession for providing fixed and mobile carrier services that expires in 2017, and can be renewed for an additional period of 15 years. The different licenses for providing added-value mobile services and Internet access services expire in 2021. Nowadays, this license has been renewed until June 2, 2021, and may be extended for 10 years more. When the concession for mobile services expires, the renewal of the enabling title or the concession of a new one are subject to a negotiation with the Government. Otherwise, assets assigned to the mobile services provision will revert to the State in exchange for a fee.

Prices and rates

The retail prices of voice services and Short Message Service (SMS) are regulated through established tariff ceilings that are incorporated in the Concession Agreement. The wholesale prices are not regulated; however, at the end of 2014 CONATEL (National Council of Telecommunications) issued the Rules of Procedure of Mobile Virtual Network Operators, and the Rules of Procedure of National Automatic Roaming which allow the intervention of the regulator in setting wholesale prices for MVNOs and the National Automatic Roaming, but this discretion has not been implemented yet.

Interconnection

There is free negotiation between the parties, but if there is not agreement, the SENATEL (National Secretary of Telecommunications) is able to issue a rule of interconnection, and set interconnection charges. This action has been happening. Likewise, it is important to mention that at this time there is the asymmetric interconnection charges for operators Advanced Field Service.

Competition Law

The Antitrust Law was issued in 2011, which sets regulations about the prohibited practices of abuse of market power, collusive and unfair competition, procedures for investigating such practices, and the respective penalties. The Superintendence of Control of Market Power is the control authority, for this reason it can investigate and punish the prohibited practices. Also, it has been established a Regulation Board that has certain regulatory powers.

Main concessions and licenses held by the Telefónica Group

Below it is included a list of concessions and licenses to use spectrum for mobile services in each country.

EUROPE	Frequency	Bandwidth (MHz)		Year of Exp. Date		Technology (6)(7)
Spain	800 MHz	20		2031	(1)	4G
	900 MHz	29.6	(2)	2030		2G/3G
	1800 MHz	40		2030		2G/4G
	2.1 GHz	29.6		2020	(3)	3G
	1900 MHz (TDD)	5				t.b.d.
	2.6 GHz	40		2030		4G
UK	800 MHz	20		Indefinite	(4)	4G
	900 MHz	34.8		Indefinite		2G/3G
	1800 MHz	11.6		Indefinite		2G
	1900 MHz (TDD)	5		Indefinite		t.b.d.
	2.1 GHz	20		Indefinite		3G
Germany	800 MHz	20		2025		4G
	900 MHz	20		2016	(5)	2G
	1800 MHz	69.6		2016	(5)	2G/4G
	1800 MHz	20		2025		2G/4G
	1900 MHz (TDD)	5		2025		t.b.d.
	1900 MHz (TDD)	5		2020		t.b.d.
	2000 MHz (TDD)	14.2		2025		t.b.d.
	2.1 GHz	39.6		2020		3G
	2.1 GHz	30		2025		3G
	2.6 GHz	60		2025		4G
	2.6 GHz (TDD)	20		2025		t.b.d
(1) Digital Dividend availability has been postponed to April 1, 2015; license has been extended to April 24, 2031 (from December 31, 2030).
(2) 2x14.8 MHz from February 4, 2015, 2x13.8 MHz until then.

(3) Expected extension until April 18, 2030.
(4) Initial term 20 years.
(5) On July 4, 2014, the German regulator decided that the new merged entity (resulting from the acquisition of E-Plus by Telefónica Deutschland) is obliged to return spectrum holdings (900 MHz/1800 MHz) by December 31, 2015 before the legal expiration date (December 31, 2016), if Telefónica Deutschland does not reacquire the frequencies during the 2015 auction.
(6) In Europe, technology neutrality (allowing spectrum usage with any technology) is applicable to all spectrum bands in accordance with European Regulation. However, in Germany and Spain, licenses granted before 2010 (which have not been renewed yet) were associated to a concrete technology deployment; therefore a request must be made to the national regulator before implementing technology neutrality, who would carry out a review on market impact.
(7) t.b.d (to be defined) is indicated when the technology is not defined yet.

BRAZIL	Frequency	Bandwidth (MHz)		Year of Exp. Date		Technology (11)(12)
Brazil (10)	450 MHz	14		2027	(1)	t.b.d.
	700 MHz	20		2029		4G
	850 MHz	25	(2)	2020-2028	(3)	2G/3G
	900 MHz	5	(4)	2023	(5)	2G
	1800 MHz	20	(6)	2023	(7)	2G/4G
	1900 MHz	10	(8)	2022		2G
	2.1 GHz	30	(9)	2023		3G
	2.5 GHz	40		2027		4G
(1) SP State (towns with CN 13 to 19), MG and North East (AL, CE, PB, PE, PI, RN e SE).
(2) Except regions 2', 4', 6', 7' and 10. (3) Regional licenses: expiration and renewal dates are dependent on the region. RJ was renewed in 2005 with expiration in 2020.
(4) Only in regions 3, 4, 4', 5, 6, 7, 8 and 9. Not in regions 1, 2, 2', 5', 6', 7' and 10.
(5) MG Interior (4') expiration date 2020. Rest of them will expire in 2023.
(6) 2x10 is the most common bandwidth, but could be higher in some regions (up to 50 MHz).
(7) Expiration date of 2023, except for MG Interior (4') which is 2020.
(8) Only in regions 2', 6', 7' and 10. These frequencies must be aligned within 2100 MHz band (3G) before December 2015.
(9) Until now, regions 2', 6', 7', and 10 have 2x10 MHz. Band alignment of 1900 MHz (Band L) within 2100 MHz will result on 2x15 MHz in all regions.
(10) Telefónica Brazil owns high frequency spectrum in all the regions of Brazil; the same will happen with low frequency spectrum, once the 700 MHz frequency is operative. Until then, the operator holds spectrum in low frequencies spectrum in all regions of Brazil except in region 10 (Northeast of Brazil). Regional codes are included in Annex 1.

(11) In Brazil, technology neutrality is applicable to all Telefónica spectrum holdings. (12) t.b.d (to be defined) is indicated when the technology is not defined yet.

HISPANOAMÉRICA	Frequency	Bandwidth (MHz)	Year of Exp. Date		Technology (14)(15)
Argentina	850 MHz (AMBA)	30	Indefinite		2G/3G
	850 MHz (South)	25	Indefinite		2G/3G
	1900 MHz (AMBA)	20	Indefinite		2G
	1900 MHz (North)	50	Indefinite		2G/3G
	1900 MHz (South)	25	Indefinite		2G/3G
	1700 MHz/2100 MHz	20	2029	(1)	4G
Chile	850 MHz	25	Indefinite		2G/3G
	1900 MHz	30	2032/2033	(2)	2G/3G
	2.6 GHz	40	2043		4G
Colombia	850 MHz	25	2024		2G/3G
	1700 MHz/2100 MHz	30	2023		4G
	1900 MHz	15	2024		2G/3G
	1900 MHz	15	2021		2G/3G
Ecuador	850 MHz	25	2023		2G/3G
	1900 MHz	60	2023	(3)	2G/3G/4G
Mexico(4)	850 MHz (Reg. 1, 2, 3, 4)	20	2025		3G
	850 MHz (Monterrey and surrounding area)	1.92	2025		3G
	1900 MHz (Reg. 1, 2 y 4)	40	2018/2030	(5)	2G/4G
	1900 MHz (Reg. 3, 5, y7)	50	2018/2025/2030	(6)	2G/3G/4G
	1900 MHz (Reg. 6)	50	2018/2030	(7)	2G/3G/4G
	1900 MHz (Mexico city)	60	2018/2030	(8)	2G/3G/4G
	1900 MHz (Reg. 8)	30	2018/2025		2G/3G/4G
	1700 MHz/2100 MHz (Reg. 2, 3, 4, 6, 7, 9)	10	2030	(9)	4G
Peru	450 MHz	10	2028		2G
	850 MHz	25	2030	(10)	2G/3G
	900 MHz (Lima & Callao)	10	2028	(11)	t.b.d.
	900 MHz (Rest of provinces)	16	2018	(11)	t.b.d.
	1700 MHz/2100 MHz	40	2033		4G
	1900 MHz (Lima & Callao)	25	2028		2G/3G
	1900 MHz (Rest of provinces)	25	2018		2G
Uruguay	850 MHz	25	2024		2G/3G
	1900 MHz	20	2022/2024	(12)	2G/3G
	1900 MHz	40	2033		3G/4G
Venezuela	850 MHz	25	2022		2G/3G
	1900 MHz	50	2022		2G/3G
	1700 MHz/2100 MHz	20	2029		4G
	2600 MHz	40	2029		4G
Costa Rica	850 MHz	10.6	2026		3G
	1800 MHz	30	2026		2G/4G
	2.1 GHz	20	2026		3G
El Salvador	850 MHz	25	2018		2G/3G
	1900 MHz	30	2021		2G/3G
Guatemala	1900 MHz	80	2034		2G/3G/4G
Nicaragua	700 MHz	40	2023		4G
	850 MHz	25	2023		2G/3G
	1900 MHz	60	2023		2G/3G
	1700 MHz/2100 MHz	40	2023		4G
Panama	700 MHz	20	2036		4G
	850 MHz	25	2036	(13)	2G/3G
	1900 MHz	20	2036	(13)	2G/3G
(1) License will expire 15 years after the date it was granted (December 2, 2014). During the auction process additional 700 MHz (bandwidth 20 MHz) was obtained. TMA is waiting for the formal license.
(2) 2x10 MHz will expire in November 2032 (Band D [1885-1890 y 1965-1970] and band E [1865-1870 y 1945-1950]); rest (2x5) in April 2033 (band F [1890-1895 y 1970-1975]).
(3) On February 18, 2015 obtained 2x25 MHz. (4)Two different licenses, one expires in 2018, the other expires in 2030.
(5) 2x15 MHz expires in 2018; 2x5 MHz in 2030.
(6) 2x5 MHz expires in 2018; 2x10 MHz expires in 2025; 2x10 MHz expires in 2030.
(7) 2x15 MHz expires in 2018; 2x10 MHz expires in 2030.
(8) 2x15 MHz expires in 2018; 2x15 MHz expires in 2030.
(9) 2x5 MHz expires in 2018; 2x10 MHz expires in 2025.

(10) Provinces of Lima and Callao: expiration date of March 2030; rest of provinces in December 2030.
(11) Freq. 900 MHz not yet ready for use.
(12) 2x5 MHz expires in 2022; 2x5 MHz in 2024.
(13) Renewal agreement reached in February 2014
(14) In Telefónica Hispanoamérica, technology neutrality is applicable to all Telefónica spectrum holdings. (15) t.b.d (to be defined) is indicated when the technology is not defined yet.

Besides the spectrum assets included in the above table, Telefónica owns other assets of spectrum used for other services. Specifically, Telefónica has spectrum in the 3.5 GHz band in the following countries: Germany, Spain, Argentina, Chile and Peru.

ANNEX 1

BRAZIL'S SPECTRUM PORTFOLIO: MEANING OF THE STATES, REGIONS AND SECTORS ACRONYMS
Acronym	State
AC	Acre
AL	Alagoas
AP	Amapá
AM	Amazonas
BA	Bahia
CE	Ceara
DF	Distrito Federal
ES	Espírito Santo
GO	Goiás
MA	Maranhão
MT	Mato Grosso
MS	Mato Grosso do Sul
MG	Minas Gerais
PA	Pará
PB	Paraíba
PR	Paraná
PE	Pernambuco
PI	Piauí
RJ	Rio de Janeiro
RN	Rio Grande do Norte
RS	Rio Grande do Sul
RO	Rondônia
RR	Roraima
SC	Santa Catarina
SP	São Paulo
SE	Sergipe
TO	Tocantins

Regions	States & towns included in the regions
1	SP (Cityl)
2	SP (Interior)
2'	SP - towns of sector 33 of the GPLG
3	RJ y ES
4	MG
4'	MG - towns of sector 3 of the GPLG
5	PR y SC
5'	PR - towns of sector 20 of the GPLG
6	RS
6'	RS - towns of sector 30 of the GPLG
7	AC, DF, GO, MS, MT, RO y TO
7'	GO - towns of sector 25 of the GPLG
8	AM, AP, MA, PA y RR
9	BA y SE
10	AL, CE, PB, PE, PI y RN

Sectors	GPLG - general plan of the licenses granted (geographic areas that correspond to the sectors)
1	RJ
2	MG - except towns included in sector 3
3
MG - towns of  Araporã, Araújo, Campina Verde, Campo Florido, Campos Altos, Canálopis, Capinópolis, Carmo do Paranaíba, Carneirinhos, Centralina, Comendador Gomes, Conceição das Alagoas, Córrego Danta, Cruzeiro da Fortaleza, Delta, Frutal, Gurinhatã, Ibiraci, Igaratinga, Iguatama, Indianópolis, Ipiaçú, Itapagipe, Ituiutaba, Iturama, Lagamar, Lagoa Formosa, Lagoa Grande, Limeira D'Oeste, Luz, Maravilhas, Moema, Monte Alegre de Minas, Monte Santo de Minas, Nova Ponte, Nova Serrana, Papagaios, Pará de Minas, Patos de Minas, Pedrinópolis, Pequi, Perdigão, Pirajuba, Pitangui, Planura, Prata, Presidente Olegário, Rio Paranaíba, Santa Juliana, Santa Vitória, São Francisco de Sales, São José da Varginha, Tupaciguara, Uberaba, Uberlândia, União de Minas & Vazante

4	ES
5	BA
6	SE
7	AL
8	PE
9	PB
10	RN
11	CE
12	PI
13	MA
14	PA
15	AP
16	AM
17	RR
18	SC
19	PR –except towns included of sector 20
20	PR – towns of Londrina and Tamarana
21	MS – except the town integranting of sector 22
22	MS – town of Paranaíba
23	MT
24	TO y GO – except towns included in sector 25
25	GO – towns of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão
26	DF
27	RO
28	AC
29	RS
30	RS – towns of Pelotas, Capão do Leão, Morro Redondo and Turuçu
31	SP – except towns included in sector 33
33
SP – towns of Altinópolis, Aramina, Batatais, Brodosqui, Buritizal, Cajuru, Cássia dos Coqueiros, Colômbia, Franca, Guaíra, Guará, Ipuã, Ituverava, Jardinópolis, Miguelópolis, Morro Agudo, Nuporanga, Orlândia, Ribeirão Corrente, Sales de Oliveira, Santa Cruz da Esperança, Santo Antônio da Alegria and São Joaquim da Barra

ANNEX 2

Mexico spectrum portofolio: meaning of the region numbers
Region 1	Baja California: Baja California, Baja California Sur, Sonora (San Luis Río Colorado).
Region 2	Sinaloa, Sonora (excluding San Luis Río Colorado).
Region 3	Chihuahua, Durango, Coahuila de Zaragoza (Torreón, San Pedro, Matamoros, Francisco I. Madero, Viesca).
Region 4	Nuevo León, Tamaulipas, Coahuila de Zaragoza (excluding municipalties of the North Region).
Region 5	Chiapas, Tabasco, Yucatán, Quintana Roo, Campeche.
Region 6	Jalisco (excluding municipalties of the Central Region), Michoacán de Ocampo, Nayarit, Colima.
Region 7
Guanajuato, San Luis Potosí, Zacatecas, Querétaro de Arteaga, Aguascalientes, Jalisco (Lagos de Moreno, Encarnación de Díaz, Teocaltiche, Ojuelos de Jalisco, Colotlán, Villa Hidalgo, Mezquitic, Huejuquilla el Alto, Huejúcar, Villa Guerrero, Bolaños, Santa María de los Ángeles).

Region 8	Veracruz-Llave, Puebla, Oaxaca, Guerrero, Tlaxcala.
Region 9	State of México, Distrito Federal, Hidalgo, Morelos.