Form 20-F
period 2015-12-31
TELEFONICA S A
filed 2016-02-26
CIK 814052

As filed with the Securities and Exchange Commission on February 26, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, nominal value 1.00 euro per share* American Depositary Shares, each representing one Ordinary Share	New York Stock Exchange New York Stock Exchange

Guarantees** by Telefónica, S.A. of the $1,250,000,000 Fixed Rate Guaranteed Senior Notes Due 2016; $700,000,000 Fixed Rate Guaranteed Senior Notes Due 2017; $500,000,000 Floating Rate Guaranteed Senior Notes Due 2017; $1,250,000,000 Fixed Rate Guaranteed Senior Notes Due 2018; $1,000,000,000 Fixed Rate Notes Due 2019; $1,400,000,000 Fixed Rate Guaranteed Senior Notes Due 2020; $1,500,000,000 Fixed Rate Guaranteed Senior Notes Due 2021; $750,000,000 Fixed Rate Guaranteed Senior Notes Due 2023; $2,000,000,000 Fixed Rate Guaranteed Senior Notes Due 2036; each of Telefónica Emisiones, S.A.U.; and of the $1,250,000,000 Fixed Rate Guaranteed Senior Notes Due 2030 of Telefónica Europe, B.V.	New York Stock Exchange

*	Not for trading, but only in connection with the listing of American Depositary Shares, pursuant to the requirements of the New York Stock Exchange.

**	Not for trading, but only in connection with the listing of the $1,250,000,000 Fixed Rate Guaranteed Senior Notes Due 2016; $700,000,000 Fixed Rate Guaranteed Senior Notes Due 2017; $500,000,000 Floating Rate Guaranteed Senior Notes Due 2017; $1,250,000,000 Fixed Rate Guaranteed Senior Notes Due 2018; $1,000,000,000 Fixed Rate Notes Due 2019; $1,400,000,000 Fixed Rate Guaranteed Senior Notes Due 2020; $1,500,000,000 Fixed Rate Guaranteed Senior Notes Due 2021; $750,000,000 Fixed Rate Guaranteed Senior Notes Due 2023; and $2,000,000,000 Fixed Rate Guaranteed Senior Notes Due 2036; each of Telefónica Emisiones, S.A.U., and the $1,250,000,000 Fixed Rate Guaranteed Senior Notes Due 2030 of Telefónica Europe, B.V. (each a wholly-owned subsidiary of Telefónica, S.A.)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each class of capital stock of Telefónica, S.A. at December 31, 2015 was:

Ordinary Shares, nominal value 1.00 euro per share: 4,975,199,197

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

Large accelerated filer ☒        Accelerated filer ☐        Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP☐  International Financial Reporting Standards as Issued by the International Accounting Standards Board☒  Other☐

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

Yes ☐  No ☒

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this Annual Report can be identified, in some instances, by the use of words such as “will,” “shall,” “target,” “expect,” “aim,” “hope,” “anticipate,” “should,” “may,” “might,” “assume,” “estimate,” “plan,” “intend,” “believe” and similar language or other formulations of a similar meaning or, in each case, the negative formulations thereof. Other forward-looking statements can be identified in the context in which the statements are made or by the forward-looking nature of discussions of strategy, plans or intentions. These statements appear in a number of places in this Annual Report including, without limitation, certain statements made in “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and include statements regarding our intent, belief or current expectations with respect to, among other things:

•	the effect on our results of operations of competition in telecommunications markets;

•	trends affecting our business financial condition, results of operations or cash flows;

•	ongoing or future acquisitions, investments or divestments (including the sale of Telefónica Europe plc);

•	our capital expenditures plan;

•	our estimated availability of funds;

•	our ability to repay debt with estimated future cash flows;

•	our shareholder remuneration policies;

•	supervision and regulation of the telecommunications sectors where we have significant operations;

•	our strategic partnerships;

•	the potential for growth and competition in current and anticipated areas of our business; and

•	the outcome of pending or future litigation or other legal proceedings.

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

Below are definitions of certain technical terms used in this Annual Report:

“Access” refers to a connection to any of the telecommunications services offered by Telefónica. Telefónica presents its customer base using accesses as a data point because the integration of telecommunications services in bundled service packages has changed the way residential and corporate customers contract for Telefónica’s services. A single fixed customer may contract for multiple services, and Telefónica believes that it is more useful to count the number of accesses a customer has contracted for, than to merely count the number of Telefónica’s customers. For example, a customer that has fixed line telephony service and broadband service is counted as two accesses rather than as one customer. For mobile customers, Telefónica counts each active SIM as an access regardless of the number of services contracted through the SIM, e.g. voice and data.

“ARPU” is the average revenues per user per month. ARPU is calculated by dividing total gross service revenues (excluding inbound roaming revenues) from sales to customers for the preceding 12 months by the weighted average number of accesses for the same period, and then dividing by 12.

“Bundles” refer to combination products that combine fixed services (wirelines, broad band and television) and mobile services.

“Churn” is the percentage of disconnections over the average customer base in a given period.

“Cloud computing” is the delivery of computing as a service rather than a product, whereby shared resources, software and information are provided to computers and other devices as a utility over a network (typically the Internet).

“Commercial activity” includes the addition of new lines, replacement of handsets and migrations.

“Data ARPU” is the average data revenues per user per month. Data ARPU is calculated by dividing total data revenues from sources such as Short Message Service (SMS), Multimedia Messaging Services (MMS), other mobile data services such as mobile connectivity and mobile Internet, premium messaging, downloading ringtones and logos, mobile mail and wireless application protocol (WAP) connectivity from sales to customers for the preceding 12 months by the weighted average number of accesses for the same period, and then dividing by 12.

“Data revenues” include revenues from SMS, MMS, other mobile data services such as mobile connectivity and mobile Internet, premium messaging, downloading ringtones and logos, mobile mail and WAP connectivity from sales to customers.

“Data traffic” includes all traffic from Internet access, messaging (SMS, MMS) and connectivity services that is transported by the networks owned by Telefónica.

“FaasT” is a cybersecurity technology that scans an organization’s system 24 hours a day, seven days a week, in order to prevent cybernetic attacks.

“Final client accesses” means accesses provided directly to residential and corporate clients.

“Fixed telephony accesses” includes public switched telephone network, or PSTN, lines (including public use telephony), and integrated services digital network, or ISDN, lines and circuits. For purposes of calculating Telefónica’s number of fixed line accesses, Telefónica multiplies its lines in service as follows: PSTN (x1); basic ISDN (x1); primary ISDN (x30, x20 or x10); 2/6 digital accesses (x30).

“Fixed termination rates” is an established fixed network tariff that applies when a customer makes a call to someone in a network operated by another operator.

“FTTx” is a generic term for any broadband network architecture that uses optical fiber to replace all or part of the metal local loop.

“Gross adds” means the gross increase in the customer base measured in terms of accesses in a period.

“HDTV” or “high definition TV” has at least twice the resolution of standard definition television (SDTV), allowing it to show much more detail than an analog television or digital versatile disc (DVD).

“Incoming revenues” refers to the interconnection revenues derived from the completion of calls made from outside mobile or fixed carriers into Telefónica’s network.

“Interconnection revenues” means revenues received from other operators which use Telefónica’s networks to connect or to finish their calls and SMS or connect to their customers.

“Internet and data accesses” include broadband accesses (including retail asymmetrical digital subscriber line “ADSL,” very high bit-rate digital subscriber line “VDSL”, satellite, fiber optic and circuits over 2 Mbps), narrowband accesses (Internet service through the PSTN lines) and the remaining non-broadband final customer circuits. Internet and data accesses also include “Naked ADSL”, which allows customers to subscribe for a broadband connection without a monthly fixed line fee.

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

“Latch” is a cybernetic application, protecting accounts and on-line services.

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

“Metashield” is a cybernetic product for protecting metadata (information on data) in digital documents and archives.

“Mobile accesses” includes accesses to the mobile network for voice and/or data services (including connectivity). Mobile accesses are categorized into contract and pre-pay accesses.

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

“MVNO” means mobile virtual network operator, which is a mobile operator that is not entitled to use spectrum for the provision of mobile services. Consequently, an MVNO must subscribe to an access agreement with a mobile network operator in order to provide mobile access to their customers. An MVNO pays a determined tariff to such a mobile network operator for using the infrastructure to facilitate coverage to their customers.

“Net adds” means the number of new accesses in a certain period.

“Non SMS data revenues” means data revenues excluding SMS revenues.

“OTT services” or “over the top services” means services provided through the Internet (such as television).

“Outgoing revenues” refers to mobile voice or data revenues (SMS, MMS) derived from our consumers’ consumed service.

“P2P SMS” means person to person short messaging service (usually sent by mobile customers).

“Pay TV” includes cable TV, direct to home satellite TV, or DTH, and Internet Protocol TV, or IPTV.

“Revenues” means net sales and revenues from rendering of services.

“Service revenues” means revenues less revenues from handset sales. Service revenues are mainly related to telecommunications services, especially voice revenues and data revenues (SMS and data traffic download and upload revenues) consumed by Telefónica’s customers.

“SIM” means subscriber identity module, a removable intelligent card used in mobile handsets, USB modems, etc. to identify the user in the network.

“Tacyt” is a cybersecurity tool that supervises, stores, analyzes, correlates and classifies mobile applications.

“Unbundled local loop” or “ULL” includes accesses to both ends of the copper local loop leased to other operators to provide voice and DSL services (fully unbundled loop, fully ULL) or only DSL service (shared unbundled loop, “shared ULL”).

“VoiceTraffic” means voice minutes used by Telefónica’s customers over a given period, both outbound and inbound.

“VoIP” means voice over Internet protocol.

“Wholesale accesses” means accesses Telefónica provides to its competitors, who then sell services over such accesses to their residential and corporate clients.

“Wholesale ADSL” means accesses of broadband or fiber that we provide to our competitors, who then sell services over such accesses to their residential and corporate clients.

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

Our consolidated financial statements as of December 31, 2014 and 2015, and for the years ended December 31, 2013, 2014 and 2015 included elsewhere in this Annual Report including the notes thereto (the “Consolidated Financial Statements”), are prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Retrospective revisions

The consolidated income statement and cash flow data for the years ended December 2013 and 2014 (and also for the years ended December 2011 and 2012 in “Item 3. Key Information―Selected Financial Data”) included in this Annual Report has been retrospectively revised to show the reclassification of the results attributable to our operations in the United Kingdom as discontinued operations. This reclassification resulted from the signing of an agreement on March 24, 2015 between us and Hutchison 3G UK Investments Limited and Hutchison 3G UK Holdings (CI) Limited (together, “Hutchison”), for the sale and purchase of the entire issued share capital of Telefónica Europe plc. A breakdown of the results and cash flows for discontinued operations is included in Note 23 to our Consolidated Financial Statements. This reclassification has had no impact on our previously reported consolidated statement of financial position as of the end of prior periods. Completion of the sale of Telefónica Europe plc is subject, among other conditions, to the approval of the applicable regulatory authorities and the obtainment of waivers to certain contractual provisions affected by the sale, including those related to network alliances as well as change of control provisions under certain contractual arrangements with third parties. The sale purchase agreement entered into with Hutchison establishes that the conditions must be satisfied by no later than June 30, 2016; however, this date may be extended to September 30, 2016 in specified circumstances.

In addition, our 2014 and 2013 financial information by operating segment has been revised to reflect our current reporting structure: Telefónica Spain, Telefónica Brazil, Telefónica Germany and Telefónica Hispanoamérica (formed by the Group’s operators in Argentina, Chile, Peru, Colombia, Mexico, Venezuela and Central America, Ecuador and Uruguay). Our prior organizational structure, which was approved by the Board of Directors of Telefónica, S.A. on February 26, 2014, was made up of one additional segment: Telefónica UK, which consisted of our operations in the United Kingdom.

Moreover, our consolidated statement of financial position as of December 31, 2014 has been adjusted to reflect the finalization of the purchase price allocation for the acquisition of E-Plus Mobilfunk GmbHCo KG (“E-Plus”). The impact of such finalization on our 2014 net income was immaterial and adjusted against retained profits as of December 31, 2014. As a result, we have not restated the consolidated income statement for the year ended December 31, 2014 in connection with this finalization.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

A. Directors and Senior Management

Not applicable.

B. Advisers

Not applicable.

C. Auditors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following table presents certain selected consolidated financial data. It is to be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, “Item 4. Information on the Company—Business Overview” and the Consolidated Financial Statements. The consolidated income statement and cash flow data for the years ended December 31, 2013, 2014 and 2015 and the consolidated statement of financial position data as of December 31, 2014 and 2015 set forth below are derived from, and are qualified in their entirety by reference to the Consolidated Financial Statements. The consolidated income statement and cash flow data for the years ended December 31, 2011, 2012, 2013 and 2014 set forth below have been retrospectively revised to show the reclassification of the results attributable to our operations in the United Kingdom as discontinued operations and are not derived from Telefónica, S.A.’s consolidated financial statements for such years, which are not included herein. See “Presentation of Certain Financial Information―Retrospective revisions”. The consolidated statement of financial position data as of December 31, 2014 set forth below has been retrospectively revised to show the finalization of the purchase price allocation for the acquisition of E-Plus and is not derived from Telefónica, S.A.’s consolidated financial statements for such year, which are not included herein. See “Presentation of Certain Financial Information―Retrospective revisions”. The consolidated statement of financial position data as of December 31, 2011, 2012 and 2013 set forth below are derived from Telefónica, S.A.’s consolidated financial statements for such years, which are not included herein.

Our Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB.

The basis of presentation is described in detail in Note 2 to our Consolidated Financial Statements.

Millions of euros	2011	2012	2013	2014	2015
Revenues	55,977	55,337	50,547	43,458	47,219
Other income	2,037	2,164	1,491	1,521	1,841
Supplies	(14,712)	(14,461)	(13,758)	(11,750)	(12,910)
Personnel expenses	(10,534)	(8,097)	(6,659)	(6,621)	(9,800)
Other expenses	(14,303)	(15,367)	(14,144)	(12,827)	(14,936)
Depreciation and amortization	(9,084)	(9,440)	(8,616)	(7,431)	(8,517)
OPERATING INCOME	9,381	10,136	8,861	6,350	2,897
Share of profit (loss) of investments accounted for by the equity method	(635)	(1,275)	(291)	(498)	(5)
Net finance expense	(2,742)	(3,047)	(2,675)	(2,479)	(2,310)
Net exchange differences	(158)	(596)	(167)	(300)	(271)
Net financial expense	(2,900)	(3,643)	(2,842)	(2,779)	(2,581)
PROFIT BEFORE TAX	5,846	5,218	5,728	3,073	311
Corporate income tax	(166)	(1,443)	(1,201)	(260)	(13)
PROFIT AFTER TAX FROM CONTINUING OPERATIONS	5,680	3,775	4,527	2,813	298
Profit after tax from discontinued operations	504	628	442	439	2,582
PROFIT FOR THE YEAR	6,184	4,403	4,969	3,252	2,880
Non-controlling interests	(781)	(475)	(376)	(251)	(135)
PROFIT FOR THE YEAR ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	5,403	3,928	4,593	3,001	2,745
Weighted average number of shares-Basic (thousands)(1)	4,803,739	4,711,457	4,736,401	4,714,374	4,928,478
Basic and diluted earnings (loss) per share from continuing operations attributable to equity holders of the parent (euro)(1)	1.02	0.70	0.87	0.50	(0.02)
Basic and diluted earnings per share from discontinued operations attributable to equity holders of the parent (euro)(1)	0.10	0.13	0.09	0.09	0.52
Basic and diluted earnings per share attributable to equity holders of the parent (euro)(1)	1.12	0.83	0.96	0.60	0.51
Basic and diluted earnings (loss) per ADS (euro)(1)(2)	1.12	0.83	0.87	0.50	(0.02)
Weighted average number of ADS-Basic (thousands)(1)(2)	4,803,739	4,711,457	4,736,401	4,714,374	4,928,478
Dividends per ordinary share (cash and scrip) (euro)	1.52	0.83	0.35	0.75	0.75
Dividends per ordinary share (cash and scrip) ($)(3)	2.14	1.06	0.47	0.98	0.83
Consolidated Statement of Financial Position Data
Cash and cash equivalents	4,135	9,847	9,977	6,529	2,599
Property, plant and equipment	35,469	35,021	31,040	33,156	30,549
Total assets	129,623	129,773	118,862	122,348	122,974

Non-current liabilities	69,662	70,601	62,236	62,318	60,549
Equity net	27,383	27,661	27,482	30,321	27,556
Capital stock	4,564	4,551	4,551	4,657	4,975
Consolidated Cash Flow Data
Net cash provided by operating activities	17,483	15,213	14,344	12,193	13,615
Net cash provided by operating activities from continuing operations	16,107	13,588	12,907	10,879	11,831
Net cash provided by operating activities from discontinued operations	1,376	1,625	1,437	1,314	1,784
Net cash used in investing activities	(12,497)	(7,877)	(9,900)	(9,968)	(12,917)
Net cash used in investing activities from continuing operations	(11,773)	(6,880)	(8,604)	(9,076)	(11,751)
Net cash used in investing activities from discontinued operations	(724)	(997)	(1,296)	(892)	(1,166)
Net cash used in financing activities	(4,912)	(1,243)	(2,685)	(4,041)	(3,612)
Net cash used in financing activities from continuing operations	(4,910)	(1,243)	(2,704)	(4,041)	(3,612)
Net cash (used)/provided by financing activities from discontinued operations	(2)	−	18	−	−

(1)	The per share and per ADS computations for all periods presented have been presented using the weighted average number of shares and ADSs, respectively, outstanding for each period, and have been adjusted to reflect the stock dividends which occurred during the periods presented, as if these had occurred at the beginning of the earliest period presented and have also been adjusted for mandatorily convertible notes issued in 2014. In accordance with IAS 33 (“Earnings per share”), the weighted average number of ordinary shares and ADSs outstanding for each of the periods covered has been restated to reflect the issuance of shares pursuant to Telefónica’s scrip dividend in June 2012, December 2014 and December 2015. As a consequence, basic and diluted earnings per share have also been restated from 2011 to 2014.

(2)	Until January 20, 2011, each ADS represented the right to receive three ordinary shares. Since January 21, 2011, each ADS represents the right to receive one ordinary share. The above figures have been restated accordingly. Figures do not include any charges of the ADS Depositary.

(3)	Quantities in U.S. dollars are calculated in accordance with the conversion rate published by the Depositary (Citibank, N.A.) in connection with each dividend payment.

Exchange Rate Information

As used in this Annual Report, the term “Noon Buying Rate” refers to the rate of exchange for euro, expressed in U.S. dollars per euro, in the City of New York for cable transfers payable in foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes. The Noon Buying Rate certified by the New York Federal Reserve Bank for the euro on February 19, 2016 was $1.1127 = 1.00 euro. The following tables describe, for the periods and dates indicated, information concerning the Noon Buying Rate for the euro. Amounts are expressed in U.S. dollars per 1.00 euro.

Noon Buying Rate
Year ended December 31,	Period end	Average (1)	High	Low
2011	1.2973	1.4002	1.4875	1.2926
2012	1.3186	1.2909	1.3463	1.2062
2013	1.3779	1.3303	1.3816	1.2774
2014	1.2101	1.3155	1.3816	1.2447
2015	1.0859	1.1032	1.2015	1.0524
2016 (through February 19, 2016)	1.1127	1.0980	1.1362	1.0743

Source: Federal Reserve Bank of New York.

(1)	The average of the Noon Buying Rates for the euro on the last day reported of each month during the relevant period.

Noon Buying Rate
Month ended	High	Low
August 31, 2015	1.1580	1.0868
September 30, 2015	1.1358	1.1104
October 31, 2015	1.1437	1.0963
November 30, 2015	1.1026	1.0562
December 31, 2015	1.1025	1.0573
January 31, 2015	1.0964	1.0743
February 26, 2015 (through February 19, 2016)	1.1362	1.0888

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

Telefónica’s international presence enables the diversification of its activities across countries and regions, but it exposes Telefónica to various legislations, as well as to the political and economic environments of the countries in which it operates. Any adverse developments or even uncertainties in these countries, including exchange-rate or sovereign-risk fluctuations, may adversely affect the business, financial position, cash flows and/or the performance of some or all of the Group’s financial indicators.

Economic conditions may adversely affect the level of demand of existing and prospective customers as they may no longer deem critical the services offered by the Group.

Growth in Europe may be affected by political uncertainty in some European countries (including Spain), a possible revival of the crisis in Greece, restructuring of the banking sector, the impact of steps taken towards a EU banking union and a capital markets union and the referendum to be held in the near future in the United Kingdom, among others. In 2015, the Telefónica Group obtained 26.3% of its revenues in Spain and 16.7% in Germany.

In Latin America, higher exchange rate risks stand out after the large depreciation undergone by most currencies in this region, affected by the fall in commodity prices, the uncertainties about growth in China, and the interest rate evolution in the United States, among other macroeconomic factors. Abrupt exchange rate movements could especially be triggered by scenarios characterized by high inflation and fiscal and external deficits. In this regard, it should be noted that the Venezuelan bolivar exchange rate quoted in SIMADI has remained stable for a year despite the high increase in prices accumulated over this period, increasing the risk of readjustment. In addition, the Argentine peso (which already experienced a sharp depreciation in December 2015) is experiencing some depth constraints in its trading market, and the Brazilian real (which also experienced a depreciation in 2015) has remained volatile at the beginning of 2016. Cash flows from countries in this region could decrease, and financial conditions could become more unfavorable if any of these elements were to worsen in the future.

Some of the most significant macroeconomic risk factors in the region affect Brazil, where there is a combination of high inflation, negative economic growth rates and significant internal and external financing needs. All these elements have led to new downgrades to the country’s credit rating.

Moreover, the recent fall in oil prices and other commodity prices is having a negative impact on the external and fiscal accounts in Chile, Peru, Colombia, Mexico, and Ecuador (which has a dollarized economy, and is currently experiencing a lower supply of U.S. dollars).

In Argentina, the new government is focused on resolving Argentina’s macroeconomic and financial imbalances and on recovering international confidence. Although reforms taking place may have positive effects in the medium term, short term risks persist.

In Venezuela after the parliamentary elections in which the Democratic Unity Roundtable (an opposition coalition to the ruling United Social Party of Venezuela) claimed the majority of seats in the National Assembly, a new economic emergency decree was announced which could increase state control on private businesses. In addition, there continues to be very limited access to U.S. dollars.

For the year ended December 31, 2015, Telefónica Hispanoamérica and Telefónica Brazil represented 30.5% and 23.4% of the Telefónica Group’s revenues, respectively. Moreover, approximately 35.6% of the Group’s revenues in the telephony business were generated in countries that do not have investment grade status (in order of importance Brazil, Argentina, Ecuador, Venezuela, Nicaragua, Guatemala, El Salvador and Costa Rica), and other countries are only one notch away from losing this threshold. At December 31, 2015 the percentage of Telefónica’s net financial debt in Latin American currencies stood at 13%.

“Country risk” factors include the following, among others:

•	unexpected adverse changes in regulation or administrative policies, including changes that modify the terms and conditions of licenses and concessions and their renewal (or delay their approval);

•	abrupt exchange rate movements;

•	expropriation or nationalization of assets, adverse tax decisions, or other forms of state intervention;

•	economic-financial downturns, political instability and civil disturbances; and

•	maximum limits on profit margins imposed in order to limit the prices of goods and services through the analysis of cost structures (for example, in Venezuela, a maximum profit margin has been introduced that will be set annually by the Superintendence for Defense of Socioeconomic Rights).

Any of the foregoing may adversely affect the business, financial position, results of operations and cash flows of the Group.

The Group’s financial condition and results of operations may be adversely affected if it does not effectively manage its exposure to foreign currency exchange rates, interest rates or financial investment risks.

At December 31, 2015, 49.1% of the Group’s net debt was pegged to fixed interest rates for a period greater than one year, while 28% was denominated in a currency other than the euro.

To illustrate the sensitivity of financial expenses to a change in short-term interest rates at December 31, 2015: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica has a financial position at that date would lead to an increase in financial expenses of 245 million euros, (ii) whereas a 100 basis points decrease in interest rates in all currencies except the euro, the U.S. dollar and the pound sterling (these to zero rates in order to avoid negative rates), would lead to a reduction in financial expenses of 75 million euros. These calculations were made assuming a constant currency and a balance position equivalent to the position at that date and bearing in mind the derivative financial instruments arranged.

According to the Group’s calculations, the impact on net financial expense by changes in the value of a 10% depreciation of Latin American currencies against the U.S. dollar and a 10% depreciation of the rest of the currencies against the euro would result in exchange losses of 33 million euros, primarily due to the weakening of the Venezuelan bolívar fuerte and the Argentine peso. These calculations were made assuming a constant currency position with an impact on profit or loss at December 31, 2015, including derivative instruments in place. At December 31, 2015, 31.3% of the Telefónica Group’s operating income before depreciation and amortization (OIBDA) was concentrated in Telefónica Brazil and 38.2% in Telefónica Hispanoamérica.

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

The performance, expansion and improvement of the Telefónica Group’s networks, the development and distribution of the Telefónica Group’s services and products, the development and implementation of Telefónica’s strategic plan and new technologies, the renewal of licenses or the expansion of the Telefónica Group’s business in countries where it operates, may require a substantial amount of financing.

A decrease in the liquidity of the Company, a difficulty in refinancing maturing debt or raising new funds as debt or equity, could force Telefónica to use resources allocated to investments or other commitments to pay its financial debt, which could have a negative effect on the Group’s business, financial condition, results of operations or cash flows.

Funding could be more difficult and costly in the event of a significant deterioration of conditions in the international or local financial markets (especially considering the recent volatility resulting from uncertainties regarding China, the decline in commodity prices and the hikes in interest rates approved by the Federal Reserve, all of which impact Latin America), or if there is an eventual deterioration in the solvency or operating performance of the Company, or if Telefónica’s divestment of its operations in the United Kingdom were to not be completed, or as a consequence of a credit rating downgrade of Spanish sovereign risk by rating agencies.

At December 31, 2015, gross financial debt scheduled to mature in 2016 amounted to 11,275 million euros (which includes the net position of derivative financial instruments and certain current payables), and gross financial debt scheduled to mature in 2017 amounted to 8,461 million euros.

In accordance with its liquidity policy, the Company has fully covered its gross debt maturities until the end of 2016 with cash and credit lines available at December 31, 2015, including a syndicated credit facility signed in November 2015 with several national and foreign institutions amounting to 3,000 million euros with a maturity of up to 27 months. Our liquidity could be affected if Telefónica’s divestment of its operations in the United Kingdom is finally not consummated, or if market conditions make it difficult to renew existing undrawn credit lines, 8.7% of which, at December 31, 2015, were scheduled to mature prior to December 31, 2016.

In addition, given the interrelation between economic growth and financial stability, the materialization of any of the economic, political and exchange rate risks referred to above could lead to a negative impact on the availability and cost of Telefónica’s financing and its liquidity strategy; which could have, as well, a negative effect on the Group’s business, financial condition, results of operations or cash flows.

Telefónica’s divestment of its operations in the United Kingdom may not materialize.

On March 24, 2015, Telefónica and Hutchison signed an agreement for the acquisition by the latter of Telefónica’s operations in the UK (O2 UK) for a price (firm value) of 10,250 million pounds sterling in cash (approximately 14,000 million euros at the exchange rate as of the date of the agreement), composed of (i) an initial amount of 9,250 million pounds sterling (approximately 12,640 million euros as of the date of the agreement) which would be paid at closing and (ii) an additional deferred payment of 1,000 million pounds sterling (approximately 1,360 million euros) to be paid once the cumulative cash flow of the combined company in the United Kingdom has reached an agreed threshold.

Completion of the transaction is subject to, among other conditions, the approval of the European Commission and the obtainment of waivers to some contractual provisions affected by the sale, including those related to network alliances, as well as change of control provisions under certain contractual arrangements with third parties. As of the date of this Annual Report, such conditions had not been met. The European Commission authorization process is ongoing.

As completion of the share purchase agreement is conditional on the satisfaction (or, if applicable, waiver) of certain conditions, the acquisition may or may not proceed. If the abovementioned divestment is ultimately not consummated, or it is consummated under conditions other than those initially reported, this could have a material adverse effect on the trading price of Telefónica’s ordinary shares, bonds and financial instruments, and its leverage.

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

In this regard, the Telefónica Group pursues its license renewals in the terms referred in their respective contractual conditions, though it cannot guarantee that it will always complete this process successfully or under the most beneficial terms for the Group. In many cases complying with certain obligations is required, including, among others, minimum specified quality, service and coverage standards and capital investment. Failure to comply with these obligations could result in the imposition of fines, revision of the contractual terms, or even the revocation of the license, authorization or concession. Additionally, the Telefónica Group could be affected by regulatory actions carried out by the antitrust authorities. These authorities could prohibit certain actions, such as new acquisitions or specific practices, create obligations or lead to heavy fines. Any such measures implemented by the competition authorities could result in economic and/or reputational loss for the Group, in addition to a loss of market share and/or harm to the future growth of certain businesses.

Moreover, the fact that the Group’s business is highly regulated both affects its revenues and imposes costs on its operations. For example, regulations fix the rates that Telefónica charges for calls received from other companies’ networks, and regulators have progressively lowered these rates in recent years. In addition, and particularly in Spain, regulators have promoted competition in recent years by, for example, adopting policies which allow alternative operators access to Telefónica’s networks. This intense competition has exerted downward pressure on Telefónica’s tariff structure, adversely affecting revenues, and led to increased commercial expenses, adversely affecting margins.

Regulation of spectrum and government licenses

Further to the European Commission’s new “Digital Single Market” (DSM) Strategy, Europe is expected to undergo an important review of its regulatory framework. The new European DSM Strategy comprises a series of policy initiatives to promote the development of the single market of digital services and networks. As a result, the European Commission will initiate legislative processes, which could have significant implications on access to network, spectrum use, auction conditions, duration and renewal of licenses, audiovisual services and platforms, among other various matters.

On May 8, 2015, the European Commission approved a Decision on the harmonization of the 1452 - 1492 MHz frequency band (1500 MHz band), which encourages Member States to designate and to make available this band frequency from November 2015, on a non-exclusive basis. As a result, new spectrum award processes are expected in the short and mid-term all across the EU. Germany and the United Kingdom have already auctioned the band frequency and therefore the Decision will not have a material impact on Telefónica’s cash flow in those markets. In Spain, the Government launched a consultation which ended on June 21, 2015 to evaluate demand for spectrum in the 1500 MHz band. The tender of the 1500 MHz band in Spain may take place during 2016.

Additionally, the main terms of the allocation and use of the 700 MHz band in Europe is expected to be decided in the coming months. This could require new cash outflows from Telefónica between 2018 and 2021 (the period over which it is expected that the spectrum will be available), except in Germany which was the first country in Europe to award spectrum in the 700 MHz band, together with the 1800 MHz, 900 MH and 1500 MHz bands.

Further, in Germany, on July 4, 2014 and September 25, 2015, the German Federal Network Agency (BnetzA) adopted decisions concerning the impact of Telefónica Deutschland Holding AG merger with E-Plus Mobilfunk GmbH & Co. KG (E-Plus) on the spectrum held by Telefónica Deutschland (the surviving entity after the merger). BnetzA has required Telefónica Deutschland to terminate by June 30, 2016 (rather than December 31, 2016) some rights of use with respect to spectrum in the 1800 MHz band that was not reacquired by Telefónica Deutschland at the abovementioned auction proceeding. The remaining 1800 MHz spectrum band that was not reacquired in such auction was returned at the end of 2015. The German regulator also announced that it will perform a frequency distribution analysis, and determine whether any additional action is needed, particularly in the area of the 2 GHz spectrum band granted to Telefónica Deutschland.

United Internet and the regional cable operator Airdata have filed complaints against the EU General Court decision allowing the merger between Telefónica Deutschland Holding AG and E-Plus Mobilfunk GmbH & Co. Telefónica Deutschland has been accepted as an interested party in these proceedings.

In the United Kingdom, licenses were amended in January 2015 to introduce a 90% geographic coverage obligation for voice and text services. Separately, on September 24, 2015, the telecommunication regulator (Ofcom) issued a decision to increase the annual fees which mobile operators must pay for the use of 900 MHz and 1800 MHz spectrum. Accordingly, from October 31, 2015, the annual charge that Telefónica UK must pay is 32.2 million pounds sterling (increased from 15.6 million pounds sterling), rising to 48.7 million pounds sterling plus CPI from October 31, 2016. Finally, following consultation, on December 3, 2015 Ofcom published an update stating that it has decided to initiate an auction procedure to award 2.3 GHz and 3.4 GHz spectrum once decisions have been made by the relevant competition authorities, in relation to the proposed merger between Telefónica UK Limited and Hutchison 3G UK Limited.

In Latin America, spectrum auctions are expected to take place implying potential cash outflows to obtain additional spectrum or to meet the coverage requirements associated with these licenses. Specifically, the procedures expected to take place in 2016 are:

•	Peru: In August 2015, the government published the conditions for granting licenses in the 700 MHz spectrum band (three blocks of 2x15 MHz have been defined). On November 4, 2015 Telefónica was declared as a prequalified bidder.

•	Costa Rica: In December 2015, the Government communicated its intention to auction 40 MHz in the 1800 MHz band and 30 MHz in the 1900/2100 MHz band during 2016.

•	Mexico: The Federal Telecommunications Institute (IFT) has proposed to auction spectrum in the 2500 MHz band in 2016. In addition, and in light of the constitutional reform resulting from the "Pact for Mexico" political initiative, a wholesale network offering services in the 700 MHz band will be created under a Public-Private Partnership (PPP). On January 29, 2016, the SCT (Secretaría de Comunicaciones y Transportes) published the rules for the International Competitive Tender. The rules state that the contract will be awarded in August 2016 and commercial operations must begin no later than March 31, 2018.

•	Panama: On December 4, 2015, the process of reallocation of the AWS band (140 MHz, 1710-1780 / 2110-2180 MHz) was announced. It is expected to start by the end of 2016.

•	Uruguay: The Government approved a resolution allowing for a spectrum auction for mobile services. The auction will contain 15 + 15 MHz in the “AWS Ext” spectrum band and 45 + 45 MHz in the 700 MHz spectrum band (20 + 20 MHz of the 45 + 45 MHz in 700 MHz were previously reserved for the National Telecommunications Administration, ANTEL). As of the date of this report, this process has been delayed and the bidding rules for spectrum have not yet been published.

•	Colombia: The regulator has published a consultation document for comment which analyzes alternatives and other considerations regarding the structuring of the allocation process for radio spectrum in the 700 MHz bands (which is part of the “Digital dividend”, which is the set of frequencies that have been available to mobile communications services in the frequency bands traditionally used for television broadcast (700 MHz and 800 MHz) due to the migration from analogue TV to digital TV), 900 MHz, 1,900 MHz and 2,500 MHz for mobile services. The first auction is expected to take place in 2016. Colombia has established spectrum caps for lower bands, which are currently set at 30 MHz, and Telefónica has 25 MHz in lower bands.

•	Venezuela: The regulator has indicated the possibility of awarding spectrum in the 2600 MHz band (20 + 20 MHz) for 4G services, in the 1900 MHz band (5 + 5 MHz) for 3G services and in the 900 MHz band during 2016.

In December 2015, the Brazilian regulatory authority (Agencia Nacional de Telecomunicações or ANATEL) auctioned the spectrum lots remaining in the 1800 MHz, 1900 MHz, 2500 MHz and 3500 MHz bands, where Telefónica acquired seven lots of 2.5 GHz frequency band. These lots are associated to six different States, five of them in the capital cities of the States of São Paulo, Rio de Janeiro, Porto Alegre, Florianápolis, and Palmas and one in an interior city of the State of Mato Grosso do Sul. Such frequencies will be used for provision of mobile broadband service on 4G.

Further to the above, certain administrations may not have announced their intention to release new spectrum and may do so during the year. The above does not include processes announced via general statements by administrations, which involve bands not key to Telefónica’s needs. Telefónica may also seek to acquire spectrum on the secondary market where opportunities might arise.

Risks relating to concessions and licenses previously granted

In the state of São Paulo, Telefónica Brazil provides local and national long-distance Commuted Fixed Telephony Service ("CFTS") under the public regime, through a concession agreement, which will be in force until 2025. In accordance with current regulations, Telefónica Brazil informed ANATEL that the net value as of December 31, 2015 of assets assigned to the provision of the CFTS (which include, among others, switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment) were estimated to total 7,856 million Brazilian reais. In principle, the assets assigned to the provision of the CFTS are considered reversible assets; the scope of such reversibility is subject to a complex debate at different instances.

On June 27, 2014, as established in the concession agreement, ANATEL issued a public consultation for the revision of the concession agreement. Although definitive conditions (which might deal, among others, with the reversibility of assets, universalization goals and, in general, the obligational regime of the concessionaire) were to be published in 2015, such publication was postponed until April 2016. In addition, current reversibility regulations will be reviewed by ANATEL, which is expected to issue a public consultation in the near future. Definitive regulations might be issued in the second half of 2016. We cannot assure that changes made to the concession terms or to the reversibility regulations will not be detrimental to Telefónica’s interests.

In Colombia, the ICT Ministry issued Resolution 597 on March 27, 2014, to renew 850 MHz/1900 MHz licenses for 10 additional years. The reversion of assets (other than radio frequencies, which is clear that must be returned) and its scope, has been discussed in the context of the liquidation of the concession contract, taking into consideration the terms of the contract, and the Constitutional Court’s review of Law 422 of 1998, and Law 1341 of 2009. Discussions on the matter concluded on February 16, 2016. The ITC Ministry has announced that it is going to convene the Arbitral Tribunal, in accordance with what was agreed upon in the concession contract. To date, the content of the claim is unknown.

In Peru, the concessions for the provision of the fixed-line service will remain in force until November 2027. However, the Company filed a partial renewal request for five more years in December 2013. As of the date of this Annual Report, the decision of the Ministry of Transport and Communications (Ministerio de Transportes y Comunicaciones) is still pending.

Telefónica Móviles Chile, S.A. was awarded spectrum on the 700 MHz (2x10 MHz) band in March 2014. The claim brought by a consumer organization against 700 MHz assignments was rejected by the Court of Defense of Free Competition in a judgment of July 24, 2015 and the appeal before the Hon. Supreme Court submitted by the consumer organization is still awaiting resolution.

In El Salvador, the process of renewal of the Group’s licenses, which expires in 2018, has been postponed.

In Ecuador, once the Group’s concession for mobile services expires in 2023, the renewal of such concession or the granting of a new concession will be subject to negotiation with the Government. If the Group fails to renew such concession or obtain a new concession, assets assigned to the provision of mobile services will revert to the State in exchange for a fee.

The Group’s consolidated investment in spectrum acquisitions and renewals in 2015 amounted to 1,585 million euros.

The Group’s failure to obtain sufficient or appropriate spectrum capacity in the jurisdictions discussed above or any others in which it operates or its inability to assume the related costs, could have an adverse impact on its ability to launch and provide new services and on Telefónica's ability to maintain the quality of existing services, which may adversely affect the Group’s business, financial condition, results of operations and cash flows.

Regulation of wholesale and retail charges

The European Regulation 2015/2120 on Net Neutrality and Roaming was adopted on November 25, 2015. Under this regulation, from April 30, 2016, when its implementation becomes effective, until June 15, 2017 operators may charge users roaming within the EU an additional fee on their domestic prices for roaming calls, SMS and data services, subject to certain regulated limits. In particular, the surcharges allowed during this period are 0.05 euro/minute for calls, 0.02 euro per SMS sent and 0.05 euro per megabits data (excluding VAT). During this period, the sum of the domestic retail price and any such surcharge shall not exceed 0.19 euro/minute for calls, 0.06 euro per SMS sent and 0.20 euro per megabits data. However, surcharges will not be permitted from June 15, 2017 onwards. The impact of this measure is very difficult to quantify because it will depend on the elasticity of traffic to decreases in the rates charged.

The decreases in wholesale mobile network termination rates (MTR) in Europe are also noteworthy. In the United Kingdom, wholesale MTRs have been reduced to 0.680 ppm (pence/minute) from May 1, 2015 (representing a 19.5% reduction compared to the previous rates). Further cuts of 26.3% and 3.1% (in real terms) will come into effect in April 1, 2016, and April 1, 2017, respectively. However, the impact of these decreases in the Group’s results will be diminished if the proposed sale of our operations in the United Kingdom to Hutchison is completed on a timely basis.

In Germany, on April 24, 2015, BNetzA adopted its final decisions to reduce MTRs. The new prices will gradually decrease from 0.0172 euro/minute to 0.0166 euro/minute from December 1, 2015 until the end of November 2016. The European Commission had beforehand requested that the German regulator withdraw or amend the proposal of such decision. Because BNetzA did not apply the “Pure LRIC (Long Run Incremental Cost Model)” approach recommended by the European Commission, there is a risk that the Commission will initiate infringement proceedings against Germany, and rates may be further reduced.

In Spain, the Spanish National Markets and Competition Commission (Comisión Nacional de los Mercados y la Competencia or CNMC) has initiated the process of reviewing the prices of mobile termination, with a final decision expected to be adopted in the second half of 2016. Additionally, in May 2015, the CNMC launched a public consultation on the analysis of the market for access and call origination on fixed networks. The CNMC proposes to maintain the obligation of Telefónica to provide a wholesale interconnection offer (RIO) and a wholesale offer of access to the fixed telephone line (WLR), both with cost-oriented prices. The final decision is expected to be issued during the first half of 2016.

In Latin America, it is likely that MTRs are also reduced in the short to medium term. For example, in Mexico, on October 1, 2015, the IFT adopted the MTR for 2016. The MTR was set at 0.1869 Mexican pesos per minute in consistency with the Pure LRIC model. The previous MTR was set at 0.2505 pesos per minute.

Telefónica has appealed this decision as well as other decisions concerning the MTR applicable from 2011 to 2015.

In Brazil, ANATEL has been issuing ex-ante regulations to ensure competition in the wholesale market which includes reductions of the MTR. In this regard, the “Plano Geral de Metas de Competição (PGMC), as amended by Resolution 649/2015, established that mobile termination fees are subject to successive yearly reductions from 2016 until 2019, when the definitive cost-oriented-model fees shall be in force (such Resolution has been challenged in courts without a definitive outcome).

In Argentina, the new legal framework "Argentina Digital" provides the new regulator the possibility to regulate the tariffs and prices of essential public services, wholesale services and those the regulator determines based on reasons of public interest, on which the law does not set parameters. As a result, there may be a negative impact, depending on how the new regulator exercises its powers. In addition, until the Secretary of Communications determines that there is effective competition for telecommunications services, the "dominant" providers in the relevant areas (which include Telefónica de Argentina) must respect the maximum tariffs established in the general tariff structure.

Regulation of Universal Services

In September 2015, as a part of the DSM Strategy, the European Commission issued a public consultation on the review of the regulatory framework for electronic communications, including certain aspects of the Universal Service obligations. Depending on the outcome of this public consultation, the European Commission could initiate a legislative process including both the potential inclusion of certain broadband speeds in its scope and a possible reduction of some of the current Universal Service obligations that are becoming obsolete. Depending on the terms that will be set forth in the new regulation, implementation at a local level could lead to higher costs for both the Universal Service provider and the operators forced to finance the Universal Service.

In Spain, the licenses of Telefónica de España and Telefónica Telecomunicaciones Públicas (which owns public terminals) for the provision of Universal Services will expire on December 31, 2016. As from this date, there will be a new tender for the award of the provision of the Universal Services.

Regulation of fiber networks

On November 18, 2015 the Spanish CNMC adopted a Draft Resolution on the wholesale broadband market regulation, which foresees a geographical segmentation in competitive and non-competitive areas. This draft Resolution was approved by the European Commission on December 18, 2015. The new resulting regulation, which will apply to NGA (Next Generation Access Networks), could be approved in the first quarter of 2016 and will presumably last for at least three years. Its implementation is expected to result in an increase, of the current regulatory obligations of Telefónica in Spain, in terms of its granting of access to other operators to its fiber network and with respect to certain aspects relating specifically to the business segment.

Regulations on privacy

In Europe, a political agreement between the Council and the European Parliament was reached on December 15, 2015, on the new General Data Protection Regulation (GDPR) and the Data Protection Directive. Formal adoption of such regulation by both the Council and the Parliament is expected to take place in spring 2016. The GDPR would become effective two years thereafter, by spring 2018. Some of the critical provisions of this new Regulation will make tougher the launch of new services focused on the processing of personal data. In addition, the GDPR will introduce administrative fines of up to 4% of an undertaking’s annual global turnover for breaching the new data protection rules.

In October 2015, the Court of Justice of the European Union declared invalid the Decision of the European Commission of July 26, 2002, known as the “Safe Harbor Agreement”, relating to the transfer of personal data from the EU to the United States. Since November 2015, EU and US Authorities have been negotiating a new agreement that ensures a level of protection similar to that provided by the EU. Failure to reach this agreement would create difficulties in the provision of services which involve the flow of EU citizens’ personal data to the US.

In Brazil, it is expected, in the near future, that the Personal Data Protection Act will be adopted. This could lead to further obligations and restrictions for operators in relation to the collection of personal data and its treatment. In Peru, on May 8, 2015, the new Personal Data Protection Law came into force. The adoption of secondary legislation is still pending. In Ecuador, the Telecommunications Act (Ley Orgánica de Telecomunicaciones), adopted in February 2015, devotes a whole chapter to regulate the use of personal data.

Regulation of functional separation

The principles established in Europe's common regulatory framework, adopted in 2009 and transposed in the national legislation of each Member State in which Telefónica operates could result in greater regulatory pressure on the local competitive environment. Specifically, this framework supports the possibility of national regulators (in specific cases and under exceptional conditions) forcing operators with significant market power and vertically-integrated operators to separate their wholesale and retail businesses at a functional level. They would therefore be required to offer equal wholesale terms to third-party operators that acquire these products.

Regulation of network neutrality

As mentioned above, the European Regulation 2015/2120 on Net Neutrality and Roaming was adopted on November 25, 2015. The regulation will enter into force on April 30, 2016. The application of the Regulation could directly affect possible future business models of Telefónica and may affect the network management or differentiation of characteristics and quality of Internet access service.

Telefónica operates in Latin American countries where net neutrality has already been ruled, such as Chile, Colombia, Brazil, Argentina, Mexico and Peru, where Osiptel published on September 8, 2015 the Draft Regulation on Net Neutrality. In Brazil, the Secretariat of Legislative Matters of the Ministry of Justice is concluding a proposal on Net Neutrality Regulation.

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

The Telefónica Group is required to comply with the laws and regulations of various jurisdictions where it conducts operations. In particular, the Group’s international operations are subject to various anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act of 2010, and economic sanction programs, including those administered by the United Nations, the European Union and the United States, including the U.S. Treasury Department’s Office of Foreign Assets Control. The anti-corruption laws generally prohibit providing anything of value to government officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of the Telefónica Group’s business, it may deal with entities, the employees of which are considered government officials. In addition, economic sanctions programs restrict the Group’s business dealings with certain sanctioned countries, individuals and entities.

Although the Group has internal policies and procedures designed to ensure compliance with applicable anti-corruption laws and sanctions regulations, there can be no assurance that such policies and procedures will be sufficient or that the Group’s employees, directors, officers, partners, agents and service providers will not take actions in violation of the Group’s policies and procedures (or otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which the Group or they may be ultimately held responsible. Violations of anti-corruption laws and sanctions regulations could lead to financial penalties, exclusion from government contracts, damage to our reputation and other consequences that could have a material adverse effect on the Group’s business, results of operations and financial condition.

As at the date of this report, Telefónica is currently conducting an internal investigation regarding possible violations of applicable anti-corruption laws. Telefónica has been in contact with governmental authorities about this matter and intends to cooperate with those authorities as the investigation continues. It is not possible at this time to predict the scope or duration of this matter or its likely outcome.

Customers' perceptions of services offered by the Company may put it at a disadvantage compared to competitors' offerings.

Customers' perceptions of the assistance and services offered are critical to operating in highly-competitive markets. The ability to predict and respond to the changing needs and demands of customers affects the Company's competitive position relative to other technology sector companies, and its ability to extract the value generated during this process of transformation. Failure to do so adequately could have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

The Company may not be able to adequately foresee and respond to technological changes and sector trends.

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

Failure to do so adequately could have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

New products and technologies arise constantly, and their development can render obsolete the products and services the Telefónica Group offers and the technology it uses. This means that Telefónica must invest in the development of new products, technology and services so it can continue to compete effectively with current or future competitors, which may result in the decrease of the Group’s profits and revenue margins. In this respect, margins from traditional voice and data business are shrinking, while new sources of revenues are deriving from mobile Internet and connectivity services that are being launched. Research and development costs amounted to 1,012 million euros in 2015, representing a decrease of 0.9% from 1,021 million euros in 2014 (959 million euros in 2013). These expenses represented 2.1%, 2.3% and 1.9% of the Group’s consolidated revenues in 2015, 2014 and 2013, respectively. These figures have been calculated using the guidelines established in the Organization for Economic Cooperation and Development (OECD) manual. One technology that telecommunications operators, including Telefónica (in Spain and Latin America), are focused on is the new FTTx-type network, which offers broadband access using optical fiber with superior services, such as Internet speed of up to 100MB or HD television services. However, substantial investment is required to deploy these networks, which entails fully or partially substituting copper loop access with optic fiber. While an increasing demand for the capabilities offered by these new networks to end users exists, the high level of the investments requires a continuous analysis of the return on investment.

The explosion of the digital market and entry of new players in the communications market, such as MVNOs, Internet companies or device manufacturers, may cause the loss of value of certain assets, and affect the Group’s ability to generate income. Therefore, it is necessary to update the business model, encouraging the pursuit of incomes and additional efficiencies to those followed traditionally. Failure to do so adequately could have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

In addition, the ability of the Telefónica Group’s IT systems (operational and backup) to respond the Company's operating requirements is a key factor to be taken into account with respect to the commercial development, customer satisfaction and business efficiency.

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

As of December 31, 2015, the Telefónica Group depended on five handset suppliers and 13 network infrastructure suppliers, which together accounted for 80% of the awarded contracts for the year then ended. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own stock shortfalls and business requirements.

If these suppliers fail to deliver products and services to the Telefónica Group on a timely basis, it could jeopardize network deployment and expansion plans, which in some cases could adversely affect the Telefónica Group’s ability to satisfy its license terms and requirements, or otherwise have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

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

Telecommunications companies worldwide face increasing cybersecurity threats as businesses become increasingly dependent on telecommunications and computer networks and adopt cloud computing technologies. Cybersecurity threats include gaining unauthorized access to our systems or inserting computer viruses or malicious software in our systems to misappropriate consumer data and other sensitive information, corrupt our data or disrupt our operations. Unauthorized access may also be gained through traditional means such as the theft of laptop computers, portable data devices and mobile phones and intelligence gathering on employees with access.

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

The telecommunications industry may be affected by the possible effects that electromagnetic fields, emitted by mobile devices and base stations, may have on human health.

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

The Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the value of assets and cash-generating units, to assess whether their carrying values can be supported by the future expected cash flows, including, in some cases synergies allowed for in acquisition costs. Potential changes in the regulatory, business, economic or political environment may result in the need to introduce changes to estimates made and to recognize impairment in goodwill, intangible assets or fixed assets. Although the recognition of impairments of property, plant and equipment, intangible assets and financial assets results in a non-cash charge on the income statement, it could adversely affect the results of the Telefónica Group’s operations. In this respect, the Telefónica Group has experienced impairments on certain of its investments, affecting its results of operations in the year in which they were experienced. For example, with respect to the investment in Telco, S.p.A. (Telco), value adjustments were made in 2014 with a negative impact of 464 million euros.

The Telefónica Group’s networks carry and store large volumes of confidential, personal and corporate data, and its Internet access and hosting services may lead to claims for illegal or illicit use of the Internet.

The Telefónica Group’s networks carry and store large volumes of confidential, personal and business data, through both voice and data traffic. The Telefónica Group stores increasing quantities and types of customer data in both business and consumer segments. Despite its best efforts to prevent it, the Telefónica Group may be found liable for any loss, transfer, or inappropriate modification of the customer data or general public data stored on its servers or transmitted through its networks, any of which could involve many people and have an impact on the Group’s reputation, or lead to legal claims and liabilities that are difficult to measure in advance.

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

Telefónica and Telefónica Group companies are party to lawsuits, tax claims and other legal proceedings.

Telefónica and Telefónica Group companies are party to lawsuits, tax claims and other legal proceedings in the ordinary course of their businesses, the financial outcome of which is unpredictable. An adverse outcome or settlement in these or other proceedings could result in significant costs and may have a material adverse effect on the Group’s business, financial condition, results of operations, reputation and cash flows. In particular, the Telefónica Group is party to certain judicial tax proceedings in Peru concerning the clearance of certain previous years' income tax, in respect of which a contentious-administrative appeal is currently pending, and to certain tax proceedings in Brazil, primarily relating to the CIMS (a Brazilian tax on telecommunication services). Further details on these matters are provided in Notes 17 and 21 of the Consolidated Financial Statements.

Item 4. Information on the Company

A. History and Development of the Company

Overview

Telefónica, S.A., is a corporation duly organized and existing under the laws of the Kingdom of Spain, incorporated on April 19, 1924. We are:

•	a diversified telecommunications group which provides a comprehensive range of services through one of the world’s largest and most modern telecommunications networks;

•	focused on providing telecommunications services; and

•	present principally in Europe and Latin America.

The following significant events occurred in 2015:

•	On March 24, 2015, Telefónica signed an agreement with Hutchison for the acquisition by the latter of Telefónica's operations in the UK (O2 UK) for a price (firm value) of 10,250 million pounds sterling in cash (approximately 14,000 million euros at the exchange rate as of the date of the agreement), composed of (i) an initial amount of 9,250 million pounds sterling (approximately 12,640 million euros as of the date of the agreement) which would be paid at closing and (ii) an additional deferred payment of 1,000 million pounds sterling (approximately 1,360 million euros as of the date of the agreement) to be paid once the cumulative cash flow of the combined company in the United Kingdom has reached an agreed threshold. According to the sale agreement, the price will be adjusted by the debt, the working capital and other defined circumstances that may ultimately arise upon closing of the O2 UK divestiture.

Completion of the transaction is subject to, among other conditions, the approval of the European Commission and the obtainment of waivers to some contractual provisions affected by the sale, including those related to network alliances, as well as change of control provisions under certain contractual arrangements with third parties. As of the date of this Annual Report, such conditions had not been met. The European Commission authorization process is ongoing.

These conditions must be satisfied by no later than June 30, 2016 however, this date may be extended until September 30, 2016 in specified circumstances.

•	On March 25, 2015, pursuant to the authorization granted by the General Shareholders’ Meeting held on May 18, 2011, it was agreed to increase the share capital of Telefónica by a nominal amount of 281,213,184 euros, by means of issuing and circulating 281,213,184 new ordinary shares, with a nominal value of one (1) euro each, of the same class and series as those already existing, duly represented by book entries (the “New Shares” and the “Share Capital Increase”, respectively).

The subscription price of the New Shares was 10.84 euros per share, 1 euro corresponding to the nominal value and 9.84 euros to the issue premium, with the Share Capital Increase amounting to 3,048,350,914.56 euros.

The shareholders of Telefónica held pre-emptive subscription rights over the New Shares.

On April 17, 2015, Telefónica declared that the share capital increase had been fully subscribed and granted the public deed evidencing the Share Capital Increase, which was registered with the Commercial Registry of Madrid on April 20, 2015.

•	On March 25, 2015, the Brazilian antitrust authority, Conselho Administrativo de Defensa Economica (“CADE”), approved both the GVT Acquisition (as defined below) and the demerger of Telco, S.p.A. (described below), subject to restrictions similar to those imposed by ANATEL. These restrictions required, among other things, that Telefônica Brasil, S.A. (“Telefônica Brasil”) commits to provide certain service coverage in certain geographical areas and cities in Brazil, to maintain certain products, contract requirements and services and to maintain a minimum quality with respect to certain other services. Moreover, as part of this authorization, Telefónica undertook, among other obligations, to not exercise its voting rights and ultimately to divest its entire stock participation in Telecom Italia, S.p.A. In addition, Telefónica and Telefônica Brasil have undertaken to comply with certain other restrictions agreed between CADE and the Vivendi, S.A. group.

•	On April 30, 2015, after obtaining the relevant regulatory authorization, the acquisition by Telefónica de Contenidos, S.A.U. of 56% of the capital stock of Distribuidora de Televisión Digital, S.A. (“DTS”) owned by Promotora de Informaciones, S.A. (PRISA) was completed.

•	On May 12, 2015, Telefónica paid a dividend of 0.40 euros per share in cash corresponding to the second tranche of the 2014 dividend.

•	On May 28, 2015 after obtaining the relevant regulatory authorizations, the Extraordinary General Shareholders’ Meeting of Telefônica Brasil held on that date approved the acquisition of Global Village Telecom, S.A. and its holding company, GVT Participações, S.A. (collectively “GVT”) from Vivendi, S.A. (the “GVT Acquisition”) and the issuance of shares of Telefônica Brasil to Vivendi, S.A. as partial payment of the purchase price of the shares of GVT. Consequently, the closing of such acquisition (for an amount of 4,663 million euros and the delivery of 12% of the share capital of the new Telefônica Brasil resulting from the integration) was completed.

•	On June 12, 2015, Telefónica’s Annual General Shareholders’ Meeting took place on second call with the attendance of holders, present or represented, of 58.40% of the share capital. In this meeting, all the resolutions submitted by the Board of Directors for deliberation and approval were approved by the majority of votes.

•	On June 17, 2015, having obtained all the required anti-trust and telecommunications approvals (including in Brazil and Argentina), Telco, S.p.A. carried out its demerger, which became effective on June 18, 2015. As a consequence of the demerger, the Telecom Italia, S.p.A. (“Telecom Italia”) ordinary shares held by Telco, S.p.A. – which represented 22.3% of the company’s ordinary share capital - were allocated as follows: 14.72% of Telecom Italia’s share capital was allocated to Telco TE, S.p.A., a newly created company owned by Telefónica, S.A.; 4.31% to a newly created company owned by the Generali group; and 1.64% to each of the newly created companies owned by Intesa Sanpaolo and Mediobanca respectively.

Moreover, the shareholders’ agreement in force between the shareholders in Telco, S.p.A. ceased to have effect on June 18, 2015.

•	On June 24, 2015, in compliance with the undertakings assumed in the agreement entered into on September 19, 2014 for the GVT Acquisition, Telefónica, through its 100%-subsidiary Telco TE S.p.A., delivered 1,110 million ordinary shares of Telecom Italia (representing 8.2% of its ordinary shares) to Vivendi, S.A. and received from Vivendi, S.A. all the ordinary shares and part of the preferred shares of Telefônica Brasil that Vivendi S.A. had received as consideration for the sale of GVT, which together represented 4.5% of the total share capital of Telefônica Brasil.

Moreover, Telefónica (through its 100% subsidiary Telco TE S.p.A.), entered into a purchase agreement with a financing institution for the sale of 872 million ordinary shares of Telecom Italia, representing 6.5% of the ordinary shares of this company, for an amount of approximately 1,025 million euros. Consequently, Telefónica completed the divestment of its entire stake in Telecom Italia, in accordance with the regulatory and competition commitments assumed.

Likewise, Telefónica has arranged several hedging instruments which will allow Telefónica to repurchase the shares of Telecom Italia that are necessary to meet its exchange obligations under the mandatory exchangeable bonds for shares of Telecom Italia, issued by Telefónica, S.A. in July 2014.

•	On July 10, 2015, DTS reached an agreement, for an amount of 600 million euros, with the Spanish Professional Soccer League (“LFP”) for the exploitation of audiovisual content rights of pay per view soccer events in the domestic market, for the 2015/2016 season.

•	On July 27, 2015, the Company announced that, pursuant to the resolution adopted by the Annual General Shareholders’ Meeting of Telefónica held on June 12, 2015 which approved a share capital reduction, through the cancellation of own shares, and following the execution agreement adopted by the Board of Directors of the Company, the public deed of this share capital reduction was registered in the Madrid Mercantile Registry (Registro Mercantil).

As a result, 74,076,263 shares of Telefónica were cancelled, reducing the company’s share capital in the same amount. The Company’s share capital after the reduction, at such date, stood at 4,864,341,251 euros made up of an equal number of ordinary shares, all of a single series and with a nominal value of one (1) euro per share.

•	On July 29, 2015, Telefónica entered into an agreement with Vivendi, S.A. pursuant to which Telefónica committed to deliver 46.0 million of its treasury shares, representing 0.95% of its share capital, to Vivendi, S.A. in exchange for 58.4 million preferred shares of Telefônica Brasil (which had been received by Vivendi, S.A. as partial consideration for GVT in the GVT Acquisition), representing 3.5% of the share capital of Telefônica Brasil, from Vivendi, S.A.

The execution of this agreement was approved by the CADE.

•	On August 4, 2015, in relation to the long-term incentive plan consisting in the granting of shares of Telefónica –known as the Performance & Investment Plan (“PIP”)-, the Company announced the number of shares to be delivered under such Plan’s Second Phase (2012-2015) to each of the beneficiaries of the Plan in their positions as Executive Directors or Executives of the Company, and which amounts to 77% of the shares they were assigned originally.

•	On September 30, 2015, the Executive Commission of Telefónica’s Board of Directors agreed that the corporate resolutions required to carry out the free-of-charge capital increase related to the scrip dividend shareholder compensation scheme (“Telefónica’s Flexible Dividend”) approved by the Annual General Shareholder’s Meeting held on June 12, 2015, should be adopted on the Executive Commission meeting scheduled for November 13, 2015. On November 13, 2014, the Executive Commission agreed the implementation of the aforementioned capital increase.

•	On October 28, 2015, following a report of the Nominating, Compensation and Corporate Governance Committee, the Board of Directors of Telefónica approved, with regard to the second cycle (2015-2018) of the long-term incentive plan (which consists in the granting of shares of Telefónica to Telefónica Group Executives (including Executive Directors of Telefónica)) as approved by the Annual General Shareholders’ Meeting held on May 30, 2014, the amount of theoretical shares to be assigned to the other Executives, and the maximum possible number of shares to be received by them, in the event of fulfilment of the co-investment requirement set forth in the plan, and of the maximum achievement of the Total Shareholder Return (TSR) established in such plan.

•	On December 11, 2015, Telefónica announced that, on December 2, 2015, the free-of-charge allotment rights trading period for the free-of-charge capital increase related to Telefónica’s Flexible Dividend had ended. The holders of 20.01% of the free-of-charge allotment rights accepted the purchase commitment assumed by Telefónica. The gross amount paid by Telefónica for these rights amounted to 335,775,673.59 euros. The Company waived the rights thus acquired, which were amortized.

The holders of 79.99% of the free-of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica. Nevertheless, Telefónica waived the free-of-charge allotment rights that corresponded to its treasury shares at the record date (November 17, 2015). Therefore, the final number of ordinary shares with a nominal value of one (1) euro issued in the capital increase was 110,857,946 (2.3% of Telefónica’s share capital as of that date), totaling 110,857,946 euros. As a result, the share capital of Telefónica after the capital increase, as registered on December 11, 2015 with the Commercial Registry of Madrid, was 4,975,199,197 euros (4,975,199,197 shares).

The new shares were admitted to listing on the Madrid, Barcelona, Bilbao and Valencia stock exchanges (the “Spanish Stock Exchanges”) on December 15, 2015 and the ordinary trading of the new shares in Spain begun on December 16, 2015. The admission to listing on the stock exchanges of London, Buenos Aires, New York and Lima was also requested.

Business areas

The organizational structure approved by the Board of Directors of Telefónica, S.A. on February 26, 2014 was made up of the following segments: Telefónica Spain, Telefónica Brazil, Telefónica Germany, Telefónica United Kingdom and Telefónica Hispanoamérica (formed by the Group’s operators in Argentina, Chile, Peru, Colombia, Mexico, Venezuela and Central America, Ecuador and Uruguay).

Following our signing of an agreement on March 24, 2015 with Hutchison for the sale and purchase of the entire issued share capital of Telefónica Europe plc, and the reclassification of the results attributable to our operations in the United Kingdom as discontinued operations, our segments were revised as follows: Telefónica Spain, Telefónica Brazil, Telefónica Germany and Telefónica Hispanoamérica (comprised of our consolidated subsidiaries in Argentina, Chile, Peru, Colombia, Mexico, Venezuela and Central America, Ecuador and Uruguay). The companies that are not specifically included in these new segments are part of “Other companies and eliminations”.

As a result, 2014 and 2013 financial information by operating segment presented in this report has been revised to reflect the elimination of the Telefónica United Kingdom segment.

Our segments include the information relating to wireline, wireless, cable, data, internet and television businesses and other digital services in accordance with each location. “Other companies and eliminations” includes the companies belonging to cross-segment areas as well as other Group companies and eliminations in the consolidation process.

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

The following chart shows the organizational structure of the principal subsidiaries of the Telefónica Group at December 31, 2015, including their jurisdictions of incorporation and our ownership interest. For further detail, see Exhibit 8.1 to this Annual Report.

TELEFÓNICA
TELEFÓNICA SPAIN
Telefónica de España (Spain) 100%
Telefónica Móviles España [1] (Spain) 100%
Telyco (Spain) 100%
Telefónica Serv. de Inf. y Com. de España (Spain) 100%
Telefónica Telecomunicaciones Públicas (Spain) 100%
TELEFÓNICA BRAZIL
Telefónica Brasil (Brazil) [2] 73.68%
GVT Participações (Brazil) 100%
TELEFÓNICA HISPAM
Telefónica Móviles El Salvador (El Salvador) 60%
Telefónica Venezolana [4] (Venezuela) 100%
Telefónica de Argentina) (Argentina) 100%
Telefónica Móviles Argentina (Argentina) 100%
Colombia Telecom (Colombia) 67.50%
Telefónica Móviles Mexico (Mexico) 100%
Telefónica Chile (Chile) [4] 97.90%
Telefónica Móviles Chile (Chile) [4] 100%
Telefónica del Perú (Peru) [4] 98.57%
TEM Panamá (Panamá) 60%
Otecel (Ecuador) 100%
Telefónica Costa Rica (Costa Rica) 100%
TEM Guatemala (Guatemala) 60%
Telefónica Móviles del Uruguay (Uruguay) 100%
Telefonía Celular Nicaragua (Nicaragua) 60%
TELEFÓNICA UNITED KINGDOM
Telefónica U.K. Ltd. (U.K.) 100%
TELEFÓNICA GERMANY
T. Germany GmbH & Co. (Germany) [4] 63.22%
E-Plus Mobilfunk GMbh & Co. KG 100%
OTHERS
Terra Networks Mexico (Mexico) 100%
Terra Networks Brasil (Brazil) 100%
Telefónica Datacorp (Spain) 100%
Telefónica Gestión de Servicios Compartidos and subsidiaries (Spain) 100%
Telefónica Europe (The Netherlands) 100%
Telefónica Emisiones (Spain) 100%
Telefónica [2] International Wholesale Services II and subsidiaries (Spain) 100%
Telefónica [2] International Wholesale Services and subsidiaries (Spain) 100%
Telefónica de Contenidos (Spain) 100%
Wayra Investigacion y Desarrollo, S.L. (Spain) 100%
Atco (Argentina) 100%
DTS Distribuidora de TV Digital, S.A. (Spain) 100%

(1) Ownership in Telefónica Móviles España, S.A.U. is held directly by Telefónica, S.A.

(2) 94.85% in terms of voting rights.

(3) Ownership in Telefónica International Wholesale Services, S.L. is held by Telefónica, S.A. (92.51%) and by Telefónica Datacorp, S.A.U. (7.49%).

(4) Companies held indirectly.

(5) Ownership in this companies is held directly by Telefónica, S.A.

(6) In process of divestment. The completion of the sale is subject to various conditions.

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

Capital Expenditures and Divestitures

Our principal capital expenditures during the three years ended December 31, 2015, consisted of additions to property, plant and equipment and additions to intangible assets, including spectrum. In 2015, 2014 and 2013, we made capital expenditures of 9,578 million euros, 8,681 million euros and 8,005 million euros, respectively.

Year ended December 31, 2015

Capital expenditures in 2015 increased 10.3% compared to 2014. Capital expenditures in 2015 included the cost of spectrum mainly in Germany, Argentina, Ecuador and Spain, amounting to 1,585 million euros.

Investment by Telefónica Spain in 2015 amounted to 1,827 million euros and was primarily focused on fiber networks, 3G, 4G and fiber as well as improvement of the quality of broad-band services and Pay TV. Investment by Telefónica Germany in 2015 amounted to 2,230 million euros, focusing on its LTE roll-out strategy. Investment by Telefónica Brazil in 2015 amounted to 2,105 million euros, and related mainly to the continuation of the 3G and LTE roll-outs and the expansion of the roll-out of fiber optic. Investment by Telefónica Hispanoamérica in 2015 amounted to 3,060 million euros and was mainly focused on LTE roll-outs, densification of the 3G network, the continuation of ultra-broad band (UBB) roll-out for fixed broadband by speed upgrades and network digitalization as well as improving the Pay TV network.

Year ended December 31, 2014

Capital expenditures in 2014 increased 8.4% compared to 2013. Capital expenditures in 2014 included the cost of spectrum mainly in Brazil, Argentina, Venezuela, Colombia and Panama, amounting to 1,294 million euros.

Investment by Telefónica Spain in 2014 amounted to 1,732 million euros. Fiber optic was rolled out rapidly, and by year-end 2014 Telefónica Spain had created more than 10 million “fiber-to-the-house” (“FTTH”) facilities in Spain, increasing its investments in LTE networks. Investment by Telefónica Germany in 2014 amounted to 849 million euros, focusing on its LTE roll-out strategy, securing 61% coverage in 2014. Investment by Telefónica Brazil in 2014 amounted to 2,933 million euros, mainly due to the fact that the mobile segment featured a continuation of LTE roll-outs in 2014, improving network capacity, systems and applications. Investment in the fixed-line network was used to expand roll-out of fiber optic, larger volumes of IPTV customers and corporate projects. Investment by Telefónica Hispanoamérica in 2014 amounted to 2,842 million euros mainly focused on LTE roll-outs in practically all operations in the region. Investment was also allocated to the densification of the 3G network, optimization of fixed-mobile convergence systems, the continuation of ultra-broad band (UBB) roll-out for fixed broadband by speed upgrades and network digitalization, television and digital initiatives.

Year ended December 31, 2013

Capital expenditures in 2013 declined 8.1% compared to 2012. Capital expenditures in 2013 included the cost of spectrum mainly in Brazil, Peru, Colombia and Spain, amounting to 505 million euros.

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

Financial Investments and Divestitures

Our principal financial investment in 2015 was the acquisition of GVT, which was completed on May 28, 2015, through our subsidiary Telefônica Brasil for a total purchase price of 4,663 million euros (through payment in cash and debt assumption) as well as the delivery of shares representing 12% of the share capital of Telefônica Brasil (following its integration with GVT) and the acquisition on April 30, 2015 of 56% of DTS for an initial consideration of 707 million euros, subject to the finalization of the working capital and net debt adjustments. Our principal divesture in 2015 was the sale of our stake in Telecom Italia (we disposed of 1,110 million ordinary shares in Telecom Italia in exchange for 4.5% of the share capital in Telefônica Brasil and 872 million ordinary shares in Telecom Italia in exchange for approximately 1,025 million euros). In addition, on March 24, 2015, Telefónica and Hutchison signed an agreement for the acquisition by the latter of Telefónica’s operations in the UK. Completion of the transaction is subject to, among other conditions, the approval of the European Commission and the obtainment of waivers to some contractual provisions affected by the sale, including those related to network alliances, as well as change of control provisions under certain contractual arrangements with third parties.

Our principal financial investment in 2014 was the acquisition of E-Plus, which was completed on October 1, 2014, through our subsidiary Telefónica Deutschland for a total purchase price of 7,463 million euros. Our principal divestures in 2014 were the completion of the sales of Telefónica Czech Republic, a.s. on January 28, 2014, Telefónica Ireland, Ltd on July 2, 2014, and the sale of shares representing approximately 2.5% of the share capital of China Unicom (Hong Kong) Limited (“China Unicom”) for approximately 687 million euros.

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

Public Takeover Offers

Not applicable

Recent Developments

The principal events that have occurred since December 31, 2015, are set forth below:

•	In January 2016, Distribuidora de Television Digital, S.A.U. (DTS) and Mediaproducción, S.L.U. (Mediapro) have reached an agreement for the broadcasting of the thematic pay TV channel called “beIN Sports LaLiga” with contents of the Spanish National League Championship First Division and the Copa del S.M. el Rey, corresponding to the three seasons 2016/17, 2017/18 and 2018/19.

Also, DTS and Mediapro reached an agreement for the broadcasting of the thematic pay TV channel called “beIN Sports” containing, among others, matches of the “UEFA Champions League” and “UEFA Europa League” competitions corresponding to the three seasons 2015/16 (from January 12, 2016), 2016/17 and 2017/18.

The total value of the agreements relating to those channels amounts to a maximum of 2,400 million euros.

With this agreement, mOVISTAR+ fulfills its commitment to provide to its entire customer base a comprehensive offer with all the best sports contents.

•	On February 10, 2016, Telefónica announced the creation of Telxius, a company which will bring together certain infrastructure assets of the Group, which will enable the management of the Telefónica Group’s infrastructure on a global scale with a more specialized and focused approach, with the aim of increasing the services provided to other operators, improving the return on capital invested and allowing Telxius to participate more actively in the growth opportunities that exist in the industry, including the possibility of incorporating third party assets.

For information related to our significant financing transactions completed in 2015 and through the date of this Annual Report, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Anticipated Sources of Liquidity”.

B. Business Overview

Telefónica is one of the world’s leading communications services providers, offering mobile and fixed communication services with a strategy focused on the possibilities that the new digital world offers and becoming one of its principal leaders.

Telefónica’s aim is to reinforce its position as an active player in the digital world by seizing all the opportunities afforded by its global scale and its industrial and strategic alliances.

Telefónica’s current organizational structure is composed of the following segments: Telefónica Spain, Telefónica Brazil, Telefónica Germany and Telefónica Hispanoamérica (comprised of our consolidated subsidiaries in Argentina, Chile, Peru, Colombia, Mexico, Venezuela and Central America, Ecuador and Uruguay). These segments include the information related to wireline, wireless, DSL, TV, and other digital services provided in each country or countries. Any services not specifically included in these new segments are part of “Other companies and eliminations”.

On March 24, 2015, Telefónica signed an agreement with Hutchison on the sale of Telefónica’s operations in the United Kingdom. Therefore, Telefónica’s operations in the United Kingdom are reported as discontinued operations, and its assets and liabilities are classified as “held for sale” in compliance with IFRS. 2014 and 2013 results have been retrospectively revised and are reported following these same criteria.

The Telefónica Group’s strategy aims to:

•	Enhance value through:

−	Offering excellent connectivity

−	Providing a bundled offer with video and digital services

−	Providing increased customer value and customer experience

•	With the following enablers:

−	End-to-end Digitalization: reducing our legacy investments to increase virtualization, reduce physical servers, data centers and applications

−	Big Data and Innovation to add value to our customers

−	Continued focus on capital allocation in our legacy investments and simplification processes

In addition, Telefónica maintains an industrial alliance with China Unicom. Furthermore, in order to potentially unlock the value of Telefónica’s scale, the “Partners” program was created in 2011, and now includes five operators (Bouygues, Etisalat, Sunrise, Megafon and O2 Czech Republic). The Telefónica Partners Program is an initiative that makes available to selected operators and under commercial terms a host of services that allows partners to leverage on Telefónica’s scale and to cooperate on key business topics (digital services, roaming, services to multinationals, procurement that allows us to deliver our financial commitments, devices, etc.).

Moreover, Telefónica has increased its presence in key markets. In 2014 Telefónica acquired E-Plus (through Telefónica Germany) and in 2015 Telefónica acquired DTS (through Telefónica Spain) and GVT (through Telefónica Brazil).

On February 10, 2016, Telefónica announced the creation of “Telxius,” a company which will bring together certain infrastructure assets of the Group in several countries, which will enable the management of the Telefónica Group’s infrastructure on a global scale with a more specialized and focused approach, with the aim of increasing the services provided to other operators, improving the return on capital invested and allowing Telxius to participate more actively in the growth opportunities that exist in the industry, including the possibility of incorporating third party assets.

Financial Results

2015 highlights

In 2015 Telefónica has taken further steps aimed at achieving profitable and sustainable long-term growth and has also improved its competitive position in key markets. Commercial activity in fiber, smartphones, LTE and Pay-TV has intensified, leading to revenue growth acceleration (+8.7% year-on-year in reported terms).

In 2015, revenues totaled 47,219 million euros, 8.7% higher than 2014.

OIBDA totaled 11,414 million euros in 2015, down 17.2% in reported terms, and was adversely affected by a restructuring costs provision of 3,212 million euros in 2015. In organic terms (which term and calculation is explained further below), OIBDA was up 3.6%, due mainly to the positive evolution of Telefónica Germany (+20.9% year-on-year), reflecting increased synergies, as well as the positive results from Telefónica Hispanoamérica (+7.2% year-on-year).

The evolution of foreign exchange rates impacted negatively in the 2015 consolidated financial results, in particular the depreciation of several Latin American currencies against the euro, such as the Brazilian real and to a lesser extent the implicit depreciation of the Venezuelan bolívar.

In the 2015 consolidated financial statements, the Company used the exchange rate of the Venezuelan bolívar set at the denominated SIMADI, which at December 31, 2015 was set at 199 Venezuelan bolívar fuerte per U.S. dollar, for the purpose of translating the transactions, cash flows and balances related to the investments in Venezuela. In the 2014 consolidated financial statements, Telefónica used the exchange rate of the Venezuelan bolívar set at the denominated SICAD II (set at 49.988 Venezuelan bolívar fuerte per U.S. dollar).

Telefónica’s total accesses totaled 322.3 million as of December 31, 2015. Telefónica United Kingdom customers have been excluded from our 2014 and 2015 customer base, since we have classified Telefónica United Kingdom as a disposal group held for sale and its operations have been classified as discontinued operations. Group accesses increased 1.9% year-on-year, as a result mainly of the additional accesses gained following the purchase of GVT by Telefónica Brazil and DTS in Spain and the growth in accesses in Telefónica Hispanoamérica and Telefónica Germany. If we consider the accesses from GVT and DTS as of December 31, 2014 to make both years comparable, accesses would have decreased by 1.1% affected, in part, by prepaid disconnections in Telefónica Brazil (which resulted in the disconnection of 11.5 million accesses in 2015 and 1.6 million accesses in 2014). In 2015, commercial activity increased based on high value customers, resulting in a sustained growth of the contract mobile segment (smartphones and LTE), fiber and Pay TV. Accesses in Telefónica Hispanoamérica (41.8% of the Group’s total as of December 31, 2015) increased by 2.3% year-on-year, while accesses in Telefónica Germany (15.0% of the Group’s total) increased by 1.5% year-on-year.

The below table shows the evolution of accesses over the past two years:

ACCESSES
Thousands of accesses	2014	2015	%Reported YoY	%Organic YoY(1)
Fixed telephony accesses (2)	36,602.0	39,487.7	7.9%	(3.1%)
Internet and data accesses	18,132.5	21,344.3	17.7%	1.3%
Broadband (3)	17,649.3	20,950.3	18.7%	1.7%
Fiber (4)	1,755.0	6,100.3	n.m.	29.9%
Mobile accesses	249,978.9	247,085.1	(1.2%)	(1.2%)
Prepay	164,959.2	157,283.7	(4.7%)	(4.7%)
Contract	85,019.6	89,801.4	5.6%	5.6%
M2M	7,595.5	9,142.4	20.4%	20.4%
Pay TV (5)	5,087.2	8,271.6	62.6%	12.0%
Unbundled loops	4,087.3	3,647.3	(10.8%)	(10.8%)
Shared ULL	94.1	77.9	(17.2%)	(17.2%)
Full ULL	3,993.3	3,569.4	(10.6%)	(10.6%)
Wholesale ADSL	750.1	868.2	15.7%	15.7%
Other	1,684.1	1,547.3	(8.1%)	(8.1%)
Final Clients Accesses	309,800.5	316,188.7	2.1%	(0.9%)
Wholesale Accesses	6,521.6	6,062.8	(7.0%)	(7.0%)
Total Accesses	316,322.1	322,251.5	1.9%	(1.1%)
Notes:
- T. Ireland customers are excluded since third quarter 2014. Accesses include E-Plus customers since fourth quarter 2014 and GVT and DTS customers since May 1, 2015.
- O2 UK customers are excluded from accesses since first quarter 2014 due to the discontinuation of operations in the UK.
(1) In order to calculate organic changes, we have added the accesses of DTS and GVT as of December 31, 2014 to our accesses as of such date.
(2) Includes “fixed wireless” and Voice over IP accesses.
(3) Includes DSL, satellite, optic fiber, cable modem and broadband circuits.
(4) Includes 3.25 million GVT fiber (FTTx) customers since May 1, 2015.
(5) Includes 1.1 million DTS customers since May 1, 2015.

The below table shows the contribution of each item for which we have adjusted to our reported growth. With respect to each line item, the contribution to reported growth of such line item, expressed in percentage points, is the result of dividing the impact of each item for which we have adjusted by the amount of such line item, on a reported basis, for the prior year.

TELEFÓNICA 2015	%Reported YoY	%Organic YoY (1)	DTS	GVT
Fixed telephony accesses	7.9%	(3.1%)	0.0 p.p.	11.3 p.p.
Internet and data accesses	17.7%	1.3%	0.0 p.p.	16.2 p.p.
Broadband	18.7%	1.7%	0.0 p.p.	16.7 p.p.
Fiber	n.m.	29.9%	0.0 p.p.	167.6 p.p.
Pay TV	62.6%	12.0%	28.3 p.p.	16.9 p.p.
Final Clients Accesses	2.1%	(0.9%)	0.5 p.p.	2.6 p.p.
Total Accesses	1.9%	(1.1%)	0.5 p.p.	2.5 p.p.
(1) In order to calculate organic changes, we have added the accesses of DTS and GVT as of December 31, 2014 to our accesses as of such date.

The table below shows the evolution of accesses by segment:

	YoY variation		% Over Total Accesses
Accesses 2015	%Reported YoY	%Organic YoY (1)	2014	2015
Spain	1.9%	(1.6%)	13.0%	13.0%
Germany	1.5%	--	15.1%	15.0%
Brazil	1.4%	(6.4%)	30.2%	30.1%
Hispanoamérica	2.3%	--	41.6%	41.8%
Others	16.6%	--	0.1%	0.1%
(1) In order to calculate organic changes, we have added the accesses of DTS and GVT as of December 31, 2014 to our accesses as of such date.

The Group’s strategy is based on capturing growth in its markets, especially on attracting high-value customers.

Mobile accesses totaled 247.1 million at December 31, 2015, down 1.2% compared to December 31, 2014, affected mainly by the decrease in prepay accesses due to the disconnection of prepay accesses in Brazil (11.5 million accesses in 2015 and 1.6 million accesses in 2014). Contract accesses, however, were up 5.6% year-on-year, continuing to increase their weight over total mobile accesses up to 36.3% (+2.3 p.p. year-on-year).

Smartphone accesses maintained a strong growth rate (up 42.9% year-on-year), totaling 112.9 million accesses and reaching a penetration rate over total accesses of 48.5% (+14.8 p.p. year-on-year), reflecting the Company’s strategic focus on the growth of its data services.

Fixed broadband accesses stood at 21.0 million at December 31, 2015, up 18.7% year-on-year (of which 16.7 p.p. was due to the inclusion of accesses from GVT in the 2015). Fiber accesses stood at 6.1 million at December 31, 2015.

TV accesses totaled 8.3 million at December 31, 2015, up 63% year-on-year (of which 28 p.p. was due to the inclusion of accesses from DTS and 17 p.p. was due to the inclusion of accesses from GVT in the 2015 access base).

Telefónica’s customer base includes the consumer and business segments, and therefore is not affected by customer concentration risk.

The table below shows the evolution of our estimated access market share for mobile and DSL for the past two years.

Competitive Position Evolution
	Mobile Market Share (1)
Telefónica	2014	2015
Spain	31.2%	30.8%
Germany	36.9%	38.1%
Brazil	28.4%	28.4%
Argentina	31.3%	32.3%
Chile	39.4%	36.7%
Peru	55.2%	49.7%
Colombia	23.5%	22.4%
Venezuela	33.7%	34.2%
Mexico	20.8%	22.7%
Central America	31.5%	33.2%
Ecuador	27.9%	29.7%
Uruguay	34.4%	34.9%
(1) Internal estimation in both years

Competitive Position Evolution
	DSL Market Share (1)
Telefónica	2014	2015
Spain	45.1%	43.5%
Brazil (2)	16.4%	28.1%
Argentina	30.3%	29.4%
Chile	39.8%	39.4%
Colombia	18.8%	18.1%
(1) Internal estimation in both years
(2) Includes GVT in 2015

2015/2014 Consolidated results

In this section, we discuss changes in the Group’s consolidated income statements for 2015 and 2014. Changes in the Group’s consolidated income statements for 2014 and 2013 are discussed in a separate section further below. The consolidated income statement data for the years ended December 31, 2014 and 2013 set forth in both sections has been retrospectively revised to show the reclassification of the results attributable to our operations in the United Kingdom as discontinued operations and are not derived from Telefónica, S.A.’s consolidated financial statements originally published for such years, which are not included herein.

	Year ended December 31				Percent change
	2014		2015		2015 vs 2014
Millions of euros	Total	% of revenues	Total	% of revenues	Total	%
Revenues	43,458	100.0%	47,219	100.0%	3,761	8.7%
Other income	1,521	3.5%	1,841	3.9%	320	21.1%
Supplies	(11,750)	(27.0%)	(12,910)	(27.3%)	(1,160)	9.9%
Personnel expenses	(6,621)	(15.2%)	(9,800)	(20.8%)	(3,179)	48.0%
Other expenses	(12,827)	(29.5%)	(14,936)	(31.6%)	(2,109)	16.4%
Operating income before depreciation and amortization (OIBDA)	13,781	31.7%	11,414	24.2%	(2,367)	(17.2%)
Depreciation and amortization	(7,431)	(17.1%)	(8,517)	(18.0%)	(1,086)	14.6%
Operating income	6,350	14.6%	2,897	6.1%	(3,453)	(54.4%)
Share of loss of investments accounted for by the equity method	(498)	(1.1%)	(5)	(0.0%)	493	(99.0%)
Net financial expense	(2,779)	(6.4%)	(2,581)	(5.5%)	198	(7.1%)
Profit before tax	3,073	7.1%	311	0.7%	(2,762)	(89.9%)
Corporate income tax	(260)	(0.6%)	(13)	(0.0%)	247	(95.0%)
Profit after tax from continuing operations	2,813	6.5%	298	0.6%	(2,515)	(89.4%)
Profit after tax from discontinued operations	439	1.0%	2,582	5.5%	2,143	n.m.
Profit for the year	3,252	7.5%	2,880	6.1%	(372)	(11.4%)
Non-controlling interests	(251)	(0.6%)	(135)	(0.3%)	116	(46.2%)
Profit for the year attributable to equity holders of the parent	3,001	6.9%	2,745	5.8%	(256)	(8.5%)

Adjustments made to calculate organic variations

Year-on-year changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis, by considering a constant perimeter of consolidation and constant exchange rates and by making certain other adjustments which are described herein. See “Item 5. Operating and Financial Review and Prospects—Operating Results—Presentation of Financial Information—Non-GAAP financial information—Organic variations.” We believe that “organic” variations, while not a substitute for reported variations, provide useful information for investors and other interested parties because:

•	they give additional information on the underlying performance of the operating business, removing the impact of certain items we believe are less relevant when considering the performance of Telefónica’s underlying business;

•	Telefónica uses this data internally to assess its profitability; and

•	we believe this data facilitates the comparison between Telefónica’s performance with that of other operators, although “organic” is not a term defined in IFRS, and “organic” measures included herein may not be comparable to similar measures presented by other companies.

For purposes of this report, “organic” variation is defined as the reported variation as adjusted to exclude the impact of certain items which we believe are less relevant when considering the performance of Telefónica’s underlying business.

The adjustments made to calculate 2015/2014 organic variations are the following:

•	Foreign exchange effects and the impact of hyperinflationary adjustments in Venezuela:

We have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates in 2015 and 2014. In particular, we have used the average foreign exchange rates of 2014 for both years.

Foreign exchange rates had a negative impact on our reported 2015 results, mainly due to the depreciation of various Latin American currencies versus the euro, in particular the Brazilian real and, to a lesser extent, the Venezuelan bolívar.

We have also excluded the impact of hyperinflationary adjustments in Venezuela by reversing such adjustments.

•	Changes in the scope of consolidation:

We have excluded the impact of changes in our consolidation perimeter in 2015 and 2014. The main changes in our consolidation perimeter in such years related to the consolidation of GVT in Telefónica Brazil since May 2015, the consolidation of DTS in Telefónica Spain since May 2015, the consolidation of E-Plus in Telefónica Germany since October 2014 and the sale of Telefónica Ireland in July 2014.

In order to exclude the impact of these changes in our perimeter, we have:

−	consolidated GVT’s results from May 1 to December 31, 2014 in our 2014 results;

−	consolidated DTS’s results from May 1 to December 31, 2014 in our 2014 results;

−	consolidated E-Plus’s results from January 1 to September 30, 2014 in our 2014 results; and

−	excluded Telefónica Ireland’s results from January 1 to June 30, 2014 from our 2014 results.

•	Restructuring costs:

We have excluded the impact of certain restructuring costs, mainly those related to the 1st Collective Agreement of Related Companies in Spain, restructuring processes relating to Germany and Brazil and the Group’s simplification program.

In 2015 these restructuring costs totaled 3,212 million euros and were aimed at increasing future efficiency, representing a further step towards the transformation and simplification initiatives carried out by Telefónica. These costs were distributed by segment as follows (impacts on OIBDA): Telefónica Spain (2,896 million euros), Telefónica Germany (74 million euros), Telefónica Hispanoamérica (38 million euros), Telefónica Brazil (7 million euros) and other companies (197 million euros).

In 2014 these restructuring costs totaled 658 million euros and were attributable to the simplification initiatives that the Group has implemented to meet its targets. These costs were mainly distributed by segment as follows (impacts on OIBDA): Telefónica Germany (414 million euros), Telefónica Brazil (68 million euros), Telefónica Hispanoamérica (99 million euros, mainly in Peru) and other companies (77 million euros).

•	Results of tower sales:

The results attributable to the sale of towers in 2015 and 2014 have been excluded in both years.

In 2015 the results from the sale of towers totaled 65 million euros, distributed as follows: Telefónica Spain (38 million euros), Telefónica Brazil (10 million euros) and Telefónica Hispanoamérica (18 million euros, mainly in Chile). In 2014 the results from the sale of towers totaled 196 million euros in OIBDA, mainly in Telefónica Spain (191 million euros).

•	Irrevocable commitment with Fundación Telefónica:

In 2015 we have excluded the expense (325 million euros) resulting from Telefónica, S.A.’s irrevocable commitment to make a donation to Fundación Telefónica in order to provide this entity with the financing required so that it can carry out its existing or new social programs and non-profit activities in the short and medium term.

•	Adjustments to the final purchase price of E-Plus:

In 2015 we have excluded the result from the difference between the preliminary purchase price of E-Plus (as estimated at the end of the valuation period) and the final purchase price agreed with KPN, totaling 104 million euros (which had a 102 million euros positive impact on OIBDA, net of costs related to the acquisition).

•	Spectrum acquisition:

We have excluded the impact of spectrum acquisitions in 2015 and 2014.

In 2015, these acquisitions totaled 1,585 million euros, 1,198 million euros corresponding to Telefónica Germany, 49 million euros corresponding to Telefónica Spain and 338 million euros corresponding to Telefónica Hispanoamérica (mainly Argentina and Ecuador).

In 2014 these acquisitions totaled 1,294 million euros, 889 million euros corresponding to Telefónica Brazil and 405 million euros corresponding to Telefónica Hispanoamérica with the following distribution by country or region:

−	Telefónica Argentina (168 million euros);

−	Telefónica Colombia (111 million euros); and

−	Telefónica Venezuela and Central America (126 million euros).

•	Real Estate Efficiency Plan:

In 2014 we have excluded the impact of certain urban assets qualification changes in Telefónica Spain and also the investment in Telefónica’s Barcelona head office, which had an impact on capital expenditures (Capex) of 78 million euros.

•	Other adjustments:

We have excluded the impact of the impairment resulting from the deterioration in certain minority participations, totaling 23 million euros in 2015. We have also excluded the impact of the 30 million euros provision recorded in 2015 in Telefónica Spain to optimize the distribution network.

The table below shows 2015/2014 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement and other measures:

	YoY variation
TELEFÓNICA 2015	% Reported YoY	% Organic YoY
Revenues	8.7%	4.0%
Other income	21.1%	19.5%
Supplies	9.9%	1.6%
Personnel expenses	48.0%	4.1%
Other expenses	16.4%	8.1%
OIBDA	(17.2%)	3.6%
Operating income (OI)	(54.4%)	3.7%
CapEx	10.3%	5.0%
OpCF (OIBDA-CapEx)	(64.0%)	1.9%

The below table shows the contribution of each item for which we have adjusted to our reported growth. With respect to each line item, the contribution to reported growth of such line item, expressed in percentage points, is the result of dividing the impact of each item for which we have adjusted by the amount of such line item, on a reported basis, for the prior year.

	Contribution to reported growth (percentage points)

TELEFÓNICA 2015	Exchange rate effect and hyperinflation	Perimeter change	Restructuring costs	Towers sales	Commitment with Fundación	Adjustment to the final purchase price of E-Plus	Spectrum acquisition	Real Estate Efficiency Plan	Other adjustments
Revenues	(4.4)	8.8	-	-	-	-	-	-	-
Other income	(4.2)	8.4	-	(8.7)	-	6.9	-	-	-
Supplies	(3.2)	11.3	-	-	-	-	-	-	-
Personnel expenses	(2.5)	7.6	38.8	-	-	-	-	-	-
Other expenses	(6.2)	11.0	(0.1)	-	2.5	-	-	-	0.4
OIBDA	(5.0)	5.4	(18.5)	(0.9)	(2.4)	0.7	-	-	(0.4)
Operating income (OI)	(6.9)	(4.6)	(40.2)	(2.0)	(5.1)	1.6	-	-	(0.8)
CapEx	(5.1)	8.6	-	-	-	-	3.0	(0.9)	-
OpCF (OIBDA-CapEx)	(4.9)	(0.0)	(50.1)	(2.5)	(6.4)	2.0	(5.2)	1.5	(1.0)

Results Discussion

Revenues totaled 47,219 million euros in 2015, increasing 8.7% compared to 2014 in reported terms. This increase was mainly attributable to the consolidation of E-Plus, GVT and DTS (which accounted for 8.8 p.p. of the year-on-year increase), which was partially offset by the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-4.4 p.p.). In organic terms, revenues increased 4.0% due to higher connectivity revenues, mainly in the mobile business as a consequence of the strong data revenue growth. The growing focus on our key markets was reflected in the revenue mix with Telefónica Spain, Telefónica Brazil and Telefónica Germany accounting for 66.0% of the revenues, increasing local scale and keeping at the same time the Group’s differential diversification and global scale.

The structure of revenues reflects Telefónica’s business diversification. Despite the adverse impact of exchange rates and hyperinflation in Venezuela, the segment with the largest contribution to our revenues in 2015 was Telefónica Hispanoamérica, representing 30.5% (+0.2 p.p. compared to 2014), followed by Telefónica Spain, representing 26.3% (-1.4 p.p. compared to 2014), Telefónica Brazil, representing 23.4% (-2.4 p.p. compared to 2014) and Telefónica Germany, which increased its contribution with respect to 2014 to 16.7% (+4 p.p. year-on-year).

•	Mobile business revenues totaled 27,936 million euros in 2015 (of which 24,510 million euros corresponded to service revenues and 3,505 million euros corresponded to handset revenues) up 7.7% year-on-year in reported terms. This increase was mainly attributable to the consolidation of E-Plus (which accounted for 7.8 p.p. of the year-on-year increase), which was partially offset by the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-5.0 p.p.). Excluding these impacts, year-on-year growth was 4.6% due to higher mobile revenues in Telefónica Hispanoamérica and Telefónica Brazil as a result mainly of the increase in the customer base and data adoption.

Mobile service revenues totaled 24,510 million euros in 2015, up 6.5% year-on-year in reported terms. This increase was mainly attributable to the consolidation of E-Plus (which accounted for 7.4 p.p. of the year-on-year increase), which was partially offset by the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-5.2 p.p.). Excluding these impacts, year-on-year growth was 4.0% due mainly to the higher customer base and higher data consumption.

Mobile data revenues totaled 10,501 million euros in 2015, up 22.5% in reported terms. This increase was mainly attributable to the consolidation of E-Plus (which accounted for 10.8 p.p. of the year-on-year increase) and the higher consumption of data of our customers, which was partially offset by the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-6.9 p.p.). Excluding these impacts, mobile data revenues increased by 16.9% due mainly to the increased revenues of non-SMS data (up 25.3%) and higher use of data per customer. Mobile data revenues accounted for 42.5% of mobile service revenues in 2015, up 5.7 percentage points compared to 2014 in reported terms.

•	Fixed revenues totaled 17,634 million euros in 2015, up 9.3% year-on-year in reported terms. This increase was mainly attributable to the consolidation of GVT and DTS (which accounted for +11.1 p.p. of the year-on-year increase), which was partially offset by the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-4.1 p.p.). Excluding these impacts, fixed revenues increased 2.2%. This increase was mainly due to higher broad band connection revenues and Pay-TV revenues as a result of the commercial actions carried out by the Company in order to increase our value proposition and the higher customer base in Pay-TV.

Other income in 2015 mainly included own work capitalized in our fixed assets, profit from the sale of other assets, and the sale of towers by Telefónica Spain, Telefónica Brazil and Telefónica Hispanoamérica.

In 2015, other income totaled 1,841 million euros, up 21.1% year-on-year in reported terms. In 2015, other income was positively affected by the consolidation of E-Plus, GVT and DTS, the positive result from the E-Plus price adjustment (104 million euros), the positive impact from the expired payment obligation (98 million euros) in Telefónica Brazil, the spectrum swap with AT&T in Telefónica Mexico carried out in December 2015 (79 million euros), the sale of real estate in Telefónica Spain (78 million euros) and the results from the sale of towers amounting to 65 million euros.

In 2014, the sale of towers had a positive impact of 196 million euros. Other income also included an extraordinary sale of real estate in Telefónica Spain (63 million euros).

Total expenses (which include supply costs, personnel costs and other expenses (principally external services and taxes) but do not include amortization and depreciation expenses), were 37,646 million euros in 2015, up year-on-year 20.7% in reported terms. This increase was mainly attributable to the consolidation of E-Plus, GVT and DTS (which accounted for 10.2 p.p. of the year-on-year increase) and higher restructuring costs amounting to 3,212 million euros (which accounted for 8.2 p.p. of the year-on-year increase), which was partially offset by the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-4.2 p.p.). The costs are explained in detail below:

•	Supplies amounted to 12,910 million euros in 2015, up 9.9% year-on-year in reported terms mainly as a result of the consolidation of E-Plus, GVT and DTS (which accounted for 11.3 p.p. of the year-on-year increase), and was partially offset by the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-3.2 p.p.). In organic terms, supplies expenses grew by 1.6% year-on-year, due to increased commercial activity in high-end devices and higher TV content costs, which more than offset the decrease in mobile interconnection costs.

•	Personnel expenses amounted to 9,800 million euros in 2015, up 48.0% in reported terms year-on-year compared to 2014. This increase was mainly attributable to higher restructuring costs of 3,143 million euros (which accounted for +38.8 p.p. of the year-on-year increase), the consolidation of E-Plus, GVT and DTS (which accounted for 7.6 p.p. of the year-on-year increase), and was partially offset by the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-2.5 p.p.). In organic terms, personnel costs increased 4.1% year-on-year mainly affected by inflationary pressures in some Latin American countries.

The average headcount was 125,892 employees in 2015, up 11.5% compared to 2014 (-2.3% excluding the impact of changes in the scope of consolidation). Including Telefónica United Kingdom, the average headcount 2015 was 133,569 employees, up 10.8% compared to 2014 (-2.1% excluding the impact of changes in the scope of consolidation).

•	Other expenses amounted to 14,936 million euros in 2015, up 16.4% in reported terms. This increase was mainly attributable to the consolidation of E-Plus, GVT and DTS (which accounted for 11.0 p.p. of the year-on-year increase), the provision of 325 million euros related to the irrevocable agreement between Telefónica, S.A. and Fundación Telefónica for its short-and mid-term financing (+2.5 p.p.) and to a lesser extent, the impairment resulting from the deterioration in certain minority participations (+0.2 p.p.) and the increase in other expenses related to restructuring processes (+0.1 p.p.), which was partially offset by the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-6.2 p.p.). In organic terms, other expenses increased by 8.1% compared to 2014, mainly as a result of increased network costs, higher IT costs and a higher commercial activity. Increased inflation in some Latin American countries offset in part the savings resulting from the simplification measures carried out by the Company.

OIBDA was 11,414 million euros in 2015, down 17.2% in reported terms. This decrease was mainly attributable to the higher restructuring costs (which accounted for 18.5 p.p. of the year-on-year decrease and included a restructuring costs provision of 3,212 million euros), the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-5.0 p.p.), the provision of 325 million euros related to the agreement between Telefónica, S.A. and Fundación Telefónica for its short and mid term financing (-2.4 p.p.) and, to a lesser extent, the decreased results from the sale of towers (-0.9 p.p.), the provision recorded in connection with the optimization of the distribution channel in Spain of 30 million euros (-0.2 p.p.) and the impairment resulting from the deterioration in certain minority participations (-0.2 p.p.), which was partially offset by the impact of the consolidation of E-Plus, GVT and DTS (+5.4 p.p.) and the adjustments made to the final acquisition price of E-Plus (+0.7 p.p.).

In organic terms, OIBDA grew 3.6% due to the positive evolution of Telefónica Germany (+20.9% year-on-year), reflecting increased synergies, the better performance of Telefónica Brazil (+2.9% year-on-year) and the results from Telefónica Hispanoamérica (+7.2% year-on-year).

OIBDA margin stood at 24.2% in 2015, down 7.5 percentage points compared to 2014 in reported terms due mainly to the restructuring costs provision of 3,212 million euros in 2015.

By segments, Telefónica Hispanoamérica was the main contributor to Group OIBDA with 38.2% (+8.6 p.p. compared to 2014), Telefónica Brazil contributed 31.3% (+5.6 p.p. compared to 2014) and Telefónica Germany contributed 16.3% (+11 p.p. compared to 2014). Telefónica Spain contributed 20.5% to Group OIBDA, down 20.7 percentage points compared to 2014, mainly as a result of the restructuring cost provision of 2,896 million euros in 2015.

Depreciation and amortization amounted to 8,517 million euros in 2015, up 14.6% year-on-year in reported terms, mainly due to the consolidation of E-Plus, GVT and DTS. The total depreciation and amortization charges arising from purchase price allocation processes amounted to 745 million euros in 2015, up 29.9% year-on-year.

Operating income (OI) in 2015 totaled 2,897 million euros, down 54.4% compared to 2014 for the reasons set forth above (see OIBDA explanation). In organic terms, operating income grew 3.7% year-on-year as a result of higher revenues and costs savings.

The share of loss of investments accounted for by the equity method for 2015 was a loss of 5 million euros (compared to a loss of 498 million euros in 2014). The loss recorded in 2014 was mainly due to the valuation adjustment of Telco, S.p.A. at Telecom Italia, S.p.A. amounting to 464 million euros.

Net financial expense amounted to 2,581 million euros in 2015, 7.1% lower than the previous year. Excluding exchange gains and losses, costs improved by 21.2% (528 million euros) to 1,961 million euros. Net exchange losses amounted to 620 million euros (excluding monetary correction), primarily due to adoption of the SIMADI exchange rate for the Venezuelan bolivar. The lower cost of debt in euros explains 146 million euros of this improvement, due to lower fixed rate debt and capture of the reduction in short-term rates. The divestment of the entire holding in Telecom Italia, S.p.A. generated a positive variation of 404 million euros. Other effects resulted in losses of 22 million euros. These included the monetary correction for inflation in Venezuela, net of higher expenses in Latin America currencies, costs for updating contingencies, and other gains and losses on equities. The effective cost of debt over the last twelve months, excluding exchange rate differences and the positive impact of the divestment of Telecom Italia, S.p.A., stood at 4.69%, down 57 basis points year-on-year.

Corporate income tax totaled 13 million euros in 2015 (compared to 260 million euros in 2014) mainly due to the temporary difference recorded related to the restructuring provision and a higher activation of tax credits in Spain. Considering a pre-tax income of 311 million euros, the effective tax rate was 4.2%, 4.3 percentage points lower year-on-year.

Profit after tax from discontinued operations totaled 2,582 million euros (compared to 439 million euros in 2014), mainly due to deferred tax assets resulting from the estimated difference in Telefónica, S.A. between the tax value and the agreed sale value of Telefónica’s operations in the United Kingdom, amounting to 1,789 million euros (which are expected to materialize in a foreseeable future when the sale is completed). This effect has been reduced by the amount corresponding to the tax amortization of goodwill generated in 2006 in connection with the acquisition of the companies to be sold under the sale agreement and deducted until December 31, 2015, amounting to 377 million euros. Additionally, the non-current assets ceased to be amortized and depreciated for accounting purposes once they were reclassified as assets held for sale.

The following table provides additional information on our discontinued operations:

Millions of euros	2015	2014	%
Revenues	7,697	6,919	11.2%
Other income	170	187	(9.1%)
Supplies	(3,636)	(3,431)	6.0%
Personnel expenses	(549)	(477)	15.1%
Other expenses	(1,857)	(1,463)	26.9%
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	1,825	1,735	5.2%
Depreciation and amortization	(300)	(1,118)	73.2%.
OPERATING INCOME	1,525	617	n.m.
Share of loss of investments accounted for by the equity method	(5)	(12)	(58.3%)
Net financial expense	(28)	(43)	(34.9%)
PROFIT BEFORE TAX FROM DISCONTINUED OPERATIONS	1,492	562	n.m.
Corporate income tax	1,090	(123)	n.m.
PROFIT AFTER TAX FROM DISCONTINUED OPERATIONS	2,582	439	n.m.

Profit attributable to non-controlling interest reduced profit for the year attributable to equity holders of the parent by 135 million euros, 116 million euros less than in 2014, mainly due to the lower profit attributable to minority interests in Telefónica Brazil and Colombia Telecom.

As a result of the foregoing, profit for the year attributable to equity holders of the parent for 2015 was 2,745 million euros, down by 8.5% year on year.

Segment results

TELEFÓNICA SPAIN

The below table shows the evolution of accesses in Telefónica Spain over the past two years:

ACCESSES
Thousands of accesses	2014	2015	%Reported YoY	%Organic YoY (1)
Fixed telephony accesses (2)	10,447.8	10,005.6	(4.2%)	(4.2%)
Internet and data accesses	5,928.7	6,000.0	1.2%	1.2%
Broadband (3)	5,885.9	5,962.0	1.3%	1.3%
Fiber	1,316.8	2,223.0	68.8%	68.8%
Mobile accesses	17,575.4	17,258.5	(1.8%)	(1.8%)
Prepay	3,328.1	2,777.1	(16.6%)	(16.6%)
Contract	14,247.3	14,481.4	1.6%	1.6%
M2M	1,612.4	1,778.8	10.3%	10.3%
Pay TV	1,884.7	3,671.5	94.8%	10.5%
Unbundled loops	4,087.3	3,647.3	(10.8%)	(9.1%)
Wholesale ADSL & Circuits	707.8	815.1	15.2%	15.2%
Final Clients Accesses	35,836.7	36,935.6	3.1%	(0.9%)
Wholesale Accesses	5,366.0	5,037.7	(6.1%)	(6.1%)
Total Accesses	41,202.7	41,973.3	1.9%	(1.6%)
Notes:
(1) In order to calculate organic changes, we have added the accesses of DTS as of December 31, 2014 to our accesses as of such date.
(2) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Digital Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.
(3) Includes ADSL, satellite, optical fiber, cable modem and broadband circuits.

The below table shows the contribution of each item for which we have adjusted to our reported growth. With respect to each line item, the contribution to reported growth of such line item, expressed in percentage points, is the result of dividing the impact of each item for which we have adjusted by the amount of such line item, on a reported basis, for the prior year.

TELEFÓNICA SPAIN 2015	%Reported YoY	%Organic YoY (1)	DTS
Pay TV	94.8%	10.5%	76.3 p.p.
Final Clients Accesses	3.1%	(0.9%)	4.0 p.p.
Total Accesses	1.9%	(1.6%)	3.5 p.p.
(1) In order to calculate organic changes, we have added the accesses of DTS as of December 31, 2014 to our accesses as of such date.

In 2015 the commercial activity was leveraged on the differentiated assets of the Company and, in the second half of 2015 was strengthened by the convergent offer “Movistar Fusión+” launched in July 2015 as well as the promotion that included all “TV Premium Extra” content from 9.90 euros/month, launched in August 2015. This promotion was subscribed by almost 700 thousand customers, reflecting the attractiveness of the offer (new TV contents and ultra-speed fiber) in an economic environment where private consumption continues to improve.

Churn evolution has been positive in 2015, especially taking into account the elimination of “Fusión” long-term contracts on August 1, 2015. This fact, together with the good evolution in adds since the launching of “Movistar Fusión+” has resulted in a positive performance of commercial activity. In 2015, broadband net adds duplicated year-on-year, fiber net adds grew by 25.3%, mobile contract net adds resumed growth (+0.2 million customers) and in fixed telephony the net loss of accesses decreased by 31.1% year-on-year.

The results of Telefónica Spain in 2015 showed a lower decrease in revenues compared to the year-on-year results of 2014-2013, as a result of the transformation strategy implemented in recent years which relies on a high value offer based on the differentiated assets of Telefónica Spain, a more rational market in competition terms and a more favorable macroeconomic context, with improvement in private consumption.

Telefónica Spain had 42.0 million accesses at the end of December 2015, up 1.9% year-on-year, after the consolidation of the DTS satellite TV accesses (0.9 million accesses at December 2015). The organic variation was down by 1.6%, explained by the decrease in mobile accesses and fixed telephony accesses, although it is important to highlight that retail accesses grew by 3.1% year-on-year.

“Movistar Fusión”, with a customer base of 4.2 million with 1.5 million additional wireless lines to the base offer as of December 31, 2015, maintained a solid year-on-year growth (+13% and +8% respectively compared to December 2014) and contributed 81% of the fixed retail broadband customer base and 63% of the wireless contract customer base. There was significant growth in the penetration of the high value services of “Movistar Fusión”, with 31.8% of the customer base already using 100 Mb or 300 Mb ultra-fast broadband (+10.9 p.p. year-on-year) and 62.4% of the customer base with Pay-TV as of December 31, 2015 (+17.7 p.p. year-on-year).

Fixed accesses decreased 4.2% year-on-year, with a net loss of 442 thousand accesses in the year 2015. This decrease was mainly due to a lower fixed access market growth.

Retail broadband accesses totaled 6.0 million and grew 1.3% year-on-year, with net adds of 76 thousand accesses, due to the good evolution of fiber adds (+37.1% year-on-year) and lower churn (1.4% in 2015, -0.1 p.p. year-on-year).

Fiber accesses posted a new record in terms of net adds (0.9 million new accesses in 2015), reaching 2.2 million customers (1.7 times compared to December 31, 2014), representing 37.3% of total broadband customers (+14.9 p.p. year-on-year). Two thirds of fiber accesses are benefiting from the new speeds (30 and 300 Mb) launched in May 2015.

Ultra speed fiber accesses, with 100 or 300 Mb (with additional ARPU of 12 euros, including VAT) reached 1.5 million accesses (68.6% of total fiber accesses), after the new record of 0.5 million accesses in 2015, triggered by the higher level of adds (+25.9% year-on-year) and contained churn (0.9%, +0.1 p.p. year-on-year).

At December 31, 2015 our fiber deployment reached 14.3 million premises, 4 million more than at December 31, 2014.

Total mobile accesses stood at 17.3 million, down 1.8% compared with year-end 2014 as a result of the decrease in prepay accesses. The contract access base accelerated its growth during 2015, growing by 1.6% year-on-year. The positive evolution of contract portability (-162 thousand customers at December 31, 2015, compared to -508 thousand customers at December 31, 2014), resulted in a positive contract net adds base (excluding M2M) (+68 thousand customers at December 31, 2015, compared to -113 thousand customers at December 31, 2014). Smartphone penetration stood at 66.3% of the mobile voice base (+5.7 p.p. compared to year-end 2014) and significantly boosted data traffic growth to 86.8% year-on-year in 2015 due to the higher number of customers with the renewed portfolio containing superior data packages.

LTE network rollout continued to progress well and coverage reached (based on our estimates) approximately 75% of the population at the end of 2015, up 17 percentage points compared to December 31, 2014, due to the deployment of the 800 MHz. As a result, the LTE customer base reached 3.3 million customers at December 31, 2015, doubling the customer base at December 31, 2014, while the penetration reached 21% (+10 p.p. year-on-year).

Pay-TV accesses reached 3.7 million, up by 94.8% in reported terms compared to December 31, 2014 as a result of the acquisition of DTS (+10.5% in organic terms), including 926 thousand satellite TV accesses from DTS.

2015/2014 Results

The table below shows the evolution of Telefónica Spain’s results over the past two years:

Millions of euros
TELEFÓNICA SPAIN	2014	2015	%Reported YoY	%Organic YoY (1)
Revenues	12,023	12,402	3.2%	(2.1%)
Mobile Business	4,556	4,337	(4.8%)	(4.8%)
Mobile service revenues	3,888	3,677	(5.4%)	(5.4%)
Fixed Business	8,543	9,359	9.6%	1.9%
Other income	635	516	(18.7%)	7.0%
Supplies	(2,592)	(2,996)	15.6%	(2.7%)
Personnel expenses	(2,139)	(5,173)	141.8%	4.0%
Other expenses	(2,256)	(2,413)	7.0%	(0.2%)
OIBDA	5,671	2,336	(58.8%)	(4.3%)
OIBDA Margin	47.2%	18.8%	(28.3 p.p.)	(1.0 p.p.)
Depreciation and amortization	(1,805)	(1,898)	5.2%	2.4%
Operating income (OI)	3,866	438	(88.7%)	(7.8%)
CapEx	1,732	1,827	5.5%	4.5%
OpCF (OIBDA-CapEx)	3,939	509	(87.1%)	(8.3%)
(1) See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations

As explained above, year-on-year changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.

With respect to Telefónica Spain, we have made the following adjustments in order to calculate 2015/2014 variations in organic terms:

•	Changes in the scope of consolidation:

We have excluded the impact of changes in our consolidation perimeter in 2015 and 2014. The only change to our Telefónica Spain consolidation perimeter in such years related to the consolidation of DTS in Telefónica Spain since May 1, 2015. In order to exclude the impact of such change in our perimeter, we have consolidated DTS’s results from May 1 to December 31, 2014 in our 2014 results.

•	Restructuring costs:

We have excluded the impact of the 2,896 million euros of restructuring costs in 2015, mainly those related to the Voluntary Suspension Plan in Spain. The restructuring process is aimed at increasing future efficiency, representing a further step towards the transformation and simplification initiatives carried out by Telefónica.

No restructuring costs were excluded from our 2014 results to calculate organic variations.

•	Results of tower sales:

The results attributable to the sale of towers in 2015 and 2014 have been excluded in both years. In 2015, the results from the sale of towers totaled 38 million euros. In 2014, the results from the sale of towers totaled 191 million euros.

•	Spectrum acquisition:

We have excluded the impact of spectrum acquisitions in 2015, that totaled 49 million euros.

•	Real Estate Efficiency Plan:

We have excluded the impact of certain urban assets qualification changes in Telefónica Spain in 2014, totaling 49 million euros.

•	Spain distribution channel:

We have excluded the impact of the 30 million euros provision recorded in 2015 in Telefónica Spain to optimize the distribution network.

The table below shows 2015/2014 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)

TELEFÓNICA SPAIN 2015	%Reported YoY	%Organic YoY	Perimeter change (DTS)	Restructuring costs	Towers sales	Spectrum acquisition	Real Estate Efficiency Plan	Spain distribution channel
Revenues	3.2%	(2.1%)	5.4	--	--	--	--	--
Other income	(18.7%)	7.0%	0.9	--	(24.5)	--	--	--
Supplies	15.6%	(2.7%)	18.7	--	--	--	--	--
Personnel expenses	141.8%	4.0%	2.4	135.4	--	--	--	--
Other expenses	7.0%	(0.2%)	5.9	--	(0.1)	--	--	1.3
OIBDA	(58.8%)	(4.3%)	(0.4)	(51.1)	(2.7)	--	--	(0.5)
CapEx	5.5%	4.5%	1.1	--	--	2.8	(2.8)	--
OpCF (OIBDA-CapEx)	(87.1%)	(8.3%)	(1.0)	(73.5)	(3.9)	(1.2)	1.3	(0.8)

Results Discussion

Revenues in Telefónica Spain in 2015 were 12,402 million euros, up 3.2% year-on-year in reported terms mainly as a result of the consolidation of DTS since May 1, 2015 (which accounted for +5.4 p.p. of the year-on-year increase). In organic terms, revenues were down by 2.1% due to lower mobile service revenues in the mobile business and lower access and voice revenues in the fixed business.

We consider revenue breakdown to be increasingly less relevant given the high penetration level of our convergent offer, by which we mean the offer of more than a single service for a single price. However, we continue to report revenue separately for information purposes. Fixed business revenues were up by 9.6% year-on-year in 2015, due to the consolidation of DTS, the repositioning of tariffs, higher retail broadband revenues and new services, mainly related to TV and IT services. Excluding the impact of DTS, fixed revenues increased by 1.9%. Mobile business revenues fell 4.8% year-on-year in 2015 due to the decline in mobile accesses and the 3.6% drop in ARPU.

Mobile ARPU was 15.3 euros in 2015, down by 3.6% year-on-year. Mobile ARPU is becoming less representative of the Group’s business performance, owing to its high dependence on the allocation of revenue in convergent offers.

TELEFÓNICA SPAIN	2014	2015	%YoY
Voice Traffic (millions of minutes)	35,600	36,368	2.2%
ARPU (EUR)	15.9	15.3	(3.6%)
Prepay	6.2	5.7	(8.2%)
Contract (1)	20.6	19.5	(5.3%)
Data ARPU (EUR)	7.0	7.8	11.0%
% non-SMS over data revenues	95.0%	95.5%	0.5 p.p.
Notes:
(1) Excludes M2M.

OIBDA amounted to 2,336 million euros in 2015, down 58.8% year-on-year in reported terms, mainly due to provisions recorded in 2015 totaling 2,926 million euros (relating to restructuring costs accounted for 51.1 p.p. of the year-on-year decrease and 0.5 p.p. of the year-on-year decrease in distribution channel restructuring) and, to a lesser extent, the lower proceeds (38 million euros in 2015 compared to 191 million euros in 2014) from the sale of towers (-2.7 p.p.). This decrease was partially offset by the sale of real estate assets amounting to 73 million euros (net of costs).

In organic terms OIBDA decreased 4.3% year-on-year, mainly due to the lower revenues, higher personnel costs and higher content costs. The higher personnel costs, up by 4.0% year-on-year in organic terms, were primarily due to the resumption of the Company’s contribution to its pension plan in July 2014, and to a lesser extent, the acquisition of DTS. Telefónica Spain had 32,171 employees at the end of December 2015, up 7.2% year-on-year, due mainly to the acquisition of DTS.

OIBDA margin was 18.8% in 2015, down 28.3 percentage points year-on-year.

TELEFÓNICA GERMANY

The below table shows the evolution of accesses in Telefónica Germany over the past two years:

ACCESSES
Thousands of accesses	2014	2015	%YoY
Fixed telephony accesses (1)	2,036.4	1,997.8	(1.9%)
Internet and data accesses	2,387.0	2,330.6	(2.4%)
Broadband	2,143.8	2,098.0	(2.1%)
Mobile accesses	42,124.9	43,062.8	2.2%
Prepay	23,350.7	23,979.4	2.7%
Contract (2)	18,774.1	19,083.4	1.6%
M2M	414.0	632.0	52.7%
Final Clients Accesses	46,548.3	47,391.2	1.8%
Wholesale Accesses	1,113.3	972.0	(12.7%)
Total Accesses	47,661.5	48,363.2	1.5%
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) In the fourth quarter of 2014, 428 thousand E-Plus accesses were excluded before integration, due to the criteria harmonization.

In 2015, Telefónica Germany maintained market momentum, increasing slightly its estimated mobile service revenue market share.

The total access base grew 1.5% year-on-year and stood at 48.4 million at December 31, 2015, mainly driven by a 2.2% increase in the mobile base (which reached 43.1 million).

The contract mobile customer base grew 1.6% year-on-year and reached 19.1 million accesses, with a broadly stable 44.3% share over the total mobile base. Net adds reached 309 thousand accesses due to the solid contribution of partners (second brands). Smartphone penetration reached 54.2% of the total mobile access base, up 5.5 percentage points year-on-year driven by the continued growth of LTE customers (+154.5% year-on-year reaching 7.9 million at December 31, 2015). LTE penetration reached 18.6% of the total mobile access base.

The prepay access base increased 2.7% year-on-year to 24.0 million. Prepay posted 629 thousand net additions in 2015, 32.5% more than in 2014 due to the strong contribution from wholesale agreements (second brands). The retail broadband access loss trend continued to improve, with 46 thousand net loss in 2015, more than halving the number of 2014. VDSL was once again the main growth engine of fixed performance with 260 thousand net additions (+55% year-on-year) in 2015.

2015/2014 Results

The table below shows the evolution of Telefónica Germany’s results over the past two years:

Millions of euros
TELEFÓNICA GERMANY	2014	2015	%Reported YoY	%Organic YoY (1)
Revenues	5,522	7,888	42.9%	1.2%
Mobile Business	4,375	6,832	56.2%	2.8%
Mobile service revenues	3,580	5,532	54.5%	0.1%
Fixed Business	1,138	1,043	(8.3%)	(8.3%)
Other income	106	265	150.4%	14.7%
Supplies	(2,144)	(2,712)	26.5%	(3.4%)
Personnel expenses	(828)	(655)	(20.9%)	(10.1%)
Other expenses	(1,923)	(2,928)	52.2%	(1.1%)
OIBDA	733	1,858	153.7%	20.9%
OIBDA Margin	13.3%	23.6%	10.3 p.p.	3.8 p.p.
Depreciation and amortization	(1,426)	(2,128)	49.3%	(3.8%)
Operating income (OI)	(693)	(270)	(61.0%)	(57.2%)
CapEx	849	2,230	162.8%.	(11.1%)
OpCF (OIBDA-CapEx)	(116)	(372)	n.m.	126.2%
(1) See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations

As explained above, year-on-year changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.

With respect to Telefónica Germany, we have made the following adjustments in order to calculate 2015/2014 variations in organic terms:

•	Changes in the scope of consolidation:

We have excluded the impact of changes in our consolidation perimeter in 2015 and 2014. The only change to our Telefónica Germany consolidation perimeter in such years related to the consolidation of E-Plus in Telefónica Germany since October 1, 2014. In order to exclude the impact of this change in our perimeter, we have consolidated E-Plus’s results from January 1 to September 30, 2014 in our 2014 results.

•	Restructuring costs:

We have excluded the impact of restructuring costs associated with certain simplification processes implemented in Germany. In 2015, restructuring costs had a 74 million euros impact on OIBDA. In 2014, restructuring costs had a 414 million euros impact on OIBDA.

•	Spectrum acquisition:

We have excluded the impact of spectrum acquisitions in 2015, amounting to 1,198 million euros. There were no spectrum acquisitions in 2014.

•	Adjustments to the final purchase price of E-Plus:

In 2015 we have excluded the result from the difference between the preliminary purchase price of E-Plus (as estimated at the end of the valuation period) and the final purchase price agreed with KPN, totaling 104 million euros (which had a 102 million euros positive impact on OIBDA net of costs related to the acquisition).

The table below shows 2015/2014 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)

TELEFÓNICA GERMANY 2015	%Reported YoY	%Organic YoY	Perimeter change (E-Plus)	Restructuring costs	Spectrum acquisition	Adjustment to purchase price of E-Plus
Revenues	42.9%	1.2%	41.1	--	--	--
Other income	150.4%	14.7%	32.3	--	--	98.6
Supplies	26.5%	(3.4%)	30.9	--	--	--
Personnel expenses	(20.9%)	(10.1%)	26.9	(39.0)	--	--
Other expenses	52.2%	(1.1%)	54.7	(0.9)	--	0.1
OIBDA	153.7%	20.9%	50.2	46.5	--	13.9
CapEx	162.8%	(11.1%)	36.8	--	141.2	--
OpCF (OIBDA-CapEx)	n.m.	126.2%	(47.1)	(293.2)	1031.3	(87.7)

Results Discussion

Total revenues were 7,888 million euros in 2015, up 42.9% year-on-year in reported terms due mainly to the consolidation of E-Plus since October 1, 2014 (which accounted for 41.1 p.p. of the year-on-year increase). In organic terms, revenues increased by 1.2% due mainly to higher handset sales arising from Christmas campaigns.

Mobile service revenues totaled 5,532 million euros in 2015, up 54.5% year-on-year in reported terms, due mainly to the consolidation of E-Plus since October 1, 2014 and to a lesser extent, the increasing share of the partner segment (second brands) within the customer base. Telefónica Germany continued to focus on data revenues, which increased by 58.4% and accounted for 51.3% of mobile service revenues in 2015. Non-P2P SMS data revenues amounted to 2,034 million euros (increasing 4.9% year-on-year), accounting for 71.6% of the total data revenues (+0.4 p.p. year-on-year).

Fixed revenues were 1,043 million euros in 2015, down 8.3% year-on-year, due to continued decrease in accesses.

Mobile ARPU was 10.7 euros in 2015, down 8.9% year-on-year, while contract ARPU stood at 17.2 euros down 6.5% year-on-year, as a result of the higher share of wholesale customers in the customer base. Data ARPU was 5.5 euros, down 6.8% year-on-year, mainly as a result of the continued decline of SMS volumes.

TELEFÓNICA GERMANY	2014	2015	%YoY
Voice Traffic (millions of minutes)	41,186	62,696	52.2%
ARPU (EUR)	11.8	10.7	(8.9%)
Prepay	5.4	5.8	8.2%
Contract (1)	18.4	17.2	(6.5%)
Data ARPU (EUR)	5.9	5.5	(6.8%)
% non-SMS over data revenues	71.2%	71.6%	0.4 p.p.
Notes:
(1) Excludes M2M.

OIBDA totaled 1,858 million euros in 2015, up 153.7% year-on-year in reported terms, as a result mainly of the consolidation of E-Plus (which accounted for 50.2 p.p. of the increase), the lower restructuring costs recorded in 2015 (+46.5 p.p.) and the positive result from the E-Plus preliminary acquisition price and the final acquisition price agreed on with KPN (+13.9 p.p.). In organic terms, OIBDA increased by 20.9% year-on-year, driven by the increased synergies, which mainly affected personnel expenses and supplies.

The OIBDA margin stood at 23.6% in reported terms for 2015, up 10.3 percentage points compared to 2014.

TELEFÓNICA BRAZIL

The below table shows the evolution of accesses in Telefónica Brazil over the past two years:

ACCESSES
Thousands of accesses	2014	2015	%Reported YoY	%Organic YoY (1)
Fixed telephony accesses (2)	10,743.4	14,654.5	36.4%	(1.6%)
Internet and data accesses	4,082.6	7,195.5	76.2%	2.5%
Broadband	3,939.8	7,129.5	81.0%	3.6%
Fiber	374.6	3,779.9	n.m.	14.0%
Mobile accesses	79,932.1	73,261.3	(8.3%)	(8.3%)
Prepay	51,582.4	42,194.4	(18.2%)	(18.2%)
Contract	28,349.7	31,066.9	9.6%	9.6%
M2M	3,506.9	4,234.7	20.8%	20.8%
Pay TV	770.6	1,787.9	132.0%	9.7%
Final Clients Accesses	95,528.6	96,899.3	1.4%	(6.4%)
Wholesale Accesses	25.9	22.3	(14.0%)	(14.0%)
Total Accesses	95,554.5	96,921.5	1.4%	(6.4%)
Notes:
(1) In order to calculate organic changes, we have added the accesses of GVT as of December 31, 2014 to our accesses as of such date.
(2) Includes "fixed wireless" and Voice over IP accesses.

The below table shows the contribution of each item for which we have adjusted to our reported growth. With respect to each line item, the contribution to reported growth of such line item, expressed in percentage points, is the result of dividing the impact of each item for which we have adjusted by the amount of such line item, on a reported basis, for the prior year.

TELEFÓNICA BRAZIL 2015	%Reported YoY	%Organic YoY (1)	GVT
Fixed telephony accesses	36.4%	(1.6%)	38.6 p.p.
Internet and data accesses	76.2%	2.5%	72.0 p.p.
Broadband	81.0%	3.6%	74.6 p.p.
Fiber	n.m.	14.0%	785.0 p.p.
Pay TV	132.0%	9.7%	111.5 p.p.
Final Clients Accesses	1.4%	(6.4%)	8.3 p.p.
Total Accesses	1.4%	(6.4%)	8.3 p.p.
(1) In order to calculate organic changes, we have added the accesses of GVT as of December 31, 2014 to our accesses as of such date.

Telefónica Brazil closed the year 2015 improving its competitive position in the mobile as well as in the fixed market. In the mobile business, Telefónica Brazil kept its leadership in the higher value segments, which permitted the operator to capture mobile market revenue growth in 2015. In the fixed business, the transformation towards fiber and Pay-TV was strengthened by the GVT consolidation in May 2015, adding as of December 31, 2015, 8.5 million customers to the Group.

Revenues and OIBDA evolution was positively supported by the acceleration of mobile data and the good evolution of fixed broadband and Pay-TV. Additionally, Telefónica Brazil carried out costs control measures aimed at offsetting the adverse macroeconomic situation.

However, results in 2015 were adversely affected by the interconnection tariff reduction in the mobile business (-33.0%) and in the retail fixed-mobile tariff (-23.3%) since February 24, 2015.

Telefónica Brazil reached 96.9 million accesses at December 31, 2015, up 1.4% due mainly to the consolidation of GVT. Excluding the impact of such consolidation, accesses were down 6.4%, due to the disconnection of prepay accesses.

In the mobile business, the strategic focus remained on gaining and retaining high value customers, reaching a market share of 42.4% in the contract segment as of December 31, 2015 (Source: ANATEL). Telefónica Brazil maintained its market leadership in terms of total accesses with a market share of 29.5% as of December 2015 (source: ANATEL). The commercial offer in the contract segment included a higher data volume, more minutes of voice traffic and innovative products such as “Vivo Bis” (pursuant to which the data not consumed in a month is automatically added to data available for the following month). The contract growth was partially offset by the disconnection of 11.5 million prepay accesses.

In the fixed business, Telefónica Brazil maintained its strategic focus on fiber deployment, with 16.6 million premises passed with FTTx at December 31, 2015 and 3.8 million homes connected, and also on increasing Pay-TV accesses (up 10% year-on-year). Fixed telephony accesses stood at 14.7 million in 2015, up 36.4% in reported terms due mainly to the consolidation of GVT. In organic terms, these accesses were down by 1.6% year-on-year. Retail broadband customers totaled 7.1 million customers as of December 31, 2015, up 81.0% year-on-year due mainly to the consolidation of GVT (up 3.6% year-on-year in organic terms due to the increase of fiber accesses). Of the 7.1 million customers at the end of 2015, 53.0% were connected with FTTC. Pay TV customers stood at 1.8 million as of December 31, 2015, up 132.0% in reported terms due mainly to the consolidation of GVT, increasing by 9.7% year-on-year in organic terms due to a higher penetration of high value and IPTV clients. IPTV accesses increased their relevance, representing 9.6% of total Pay-TV accesses.

2015/2014 Results

The table below shows the evolution of Telefónica Brazil’s results over the past two years:

Millions of euros
TELEFÓNICA BRAZIL	2014	2015	%Reported YoY	%Organic YoY (1)
Revenues	11,231	11,060	(1.5%)	4.5%
Mobile Business	7,618	6,906	(9.3%)	6.2%
Mobile service revenues	7,228	6,495	(10.1%)	5.3%
Fixed Business	3,613	4,154	15.0%	1.9%
Other income	261	416	59.3%	35.4%
Supplies	(2,680)	(2,568)	(4.2%)	4.4%
Personnel expenses	(976)	(1,042)	6.8%	3.5%
Other expenses	(4,293)	(4,293)	(0.0%)	8.6%
OIBDA	3,543	3,573	0.9%	2.9%
OIBDA Margin	31.5%	32.3%	0.8 p.p.	(0.5 p.p.)
Depreciation and amortization	(1,762)	(1,916)	8.7%	12.9%
Operating income (OI)	1,781	1,657	(6.9%)	(6.7%)
CapEx	2,933	2,105	(28.2%)	(1.1%)
OpCF (OIBDA-CapEx)	610	1,468	140.8%	9.3%
Notes: (1) See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations

As explained above, year-on-year changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.

With respect to Telefónica Brazil, we have made the following adjustments in order to calculate 2015/2014 variations in organic terms:

•	Foreign exchange effects:

We have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates in 2015 and 2014. In particular, we have used the average foreign exchange rate of 2014 for both years. Foreign exchange rates had a negative impact on our reported 2015 Telefónica Brazil results as a result of the depreciation of the Brazilian real.

•	Changes in the scope of consolidation:

We have excluded the impact of changes in our consolidation perimeter in 2015 and 2014. The only change to our Telefónica Brazil consolidation perimeter in such years related to the consolidation of GVT since May 1, 2015. In order to exclude the impact of this change in our perimeter, we have consolidated GVT’s results from May 1 to December 31, 2014 in our 2014 results.

•	Restructuring costs:

We have excluded the impact of certain restructuring costs associated with certain simplification processes implemented in Telefónica Brazil. In 2015, these restructuring costs totaled 7 million euros. In 2014, these restructuring costs totaled 68 million euros.

•	Spectrum acquisition:

We have excluded the impact of spectrum acquisitions in 2014 amounting to 889 million euros (related to a LTE block in the 700 MHz band) while there were no spectrum acquisitions in 2015.

•	Results of tower sales:

The results attributable to the sale of towers in 2015 and 2014 have been excluded in both years. The results from the sale of towers totaled 10 million euros and 1 million euros in 2015 and 2014, respectively.

The table below shows 2015/2014 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)

TELEFÓNICA BRAZIL 2015	%Reported YoY	%Organic YoY	Exchange rate effect	Perimeter change (GVT)	Restructuring Costs	Spectrum acquisition	Towers sales
Revenues	(1.5%)	4.5%	(16.6)	10.1	--	--	--
Other income	59.3%	35.4%	(26.9)	34.5	--	--	4.1
Supplies	(4.2%)	4.4%	(16.2)	7.2	--	--	--
Personnel expenses	6.8%	3.5%	(18.1)	26.8	(6.2)	--	--
Other expenses	(0.0%)	8.6%	(16.9)	7.6	--	--	--
OIBDA	0.9%	2.9%	(17.0)	12.5	1.7	--	0.3
CapEx	(28.2%)	(1.1%)	(12.1)	15.1	--	(30.3)	--
OpCF (OIBDA-CapEx)	140.8%	9.3%	40.7	0.2	9.9	145.8	1.7

Results Discussion

Revenues totaled 11,060 million euros in 2015, down 1.5% in reported terms, mainly due to the depreciation of the Brazilian real (which accounted for -16.6 p.p. of the evolution) and partially offset by the impact of the consolidation of GVT (+10.1 p.p.). In organic terms, the year-on-year variation was 4.5%, principally due to the good evolution in the mobile business (+6.2% year-on-year) as well as the fixed business (+1.9% year-on-year), which was partially offset by the impact of the regulatory interconnection tariff reduction (-2.7 p.p. of the year-on-year variation).

•	Revenues from the mobile business totaled 6,906 million euros in 2015, down 9.3% in reported terms due mainly to the depreciation of the Brazilian real (which accounted for -15.3 p.p. of the evolution). Excluding this impact, revenues from the mobile business increased by 6.2% due to the positive evolution of service revenues (+5.3% year-on-year) as a result of the good performance of outbound revenues, which increased as a result of an increase in the contract customer base and the higher data penetration. This trend was partially offset by lower inbound revenues affected by lower interconnection tariffs. Handset revenues were up by 5.1% in reported terms, due to higher proportion of contract adds and higher smartphones and LTE handset sales.

•	Fixed telephony revenues totaled 4,154 million euros, up by 15.0% in reported terms due mainly to the consolidation of GVT (+31.9 p.p.) and were partially offset by the impact of depreciation of the Brazilian real (which accounted for -19.4 p.p. of the evolution). Excluding these effects, revenues were up by 1.9%, mainly due to the increase in fixed broadband revenues, which were up by 9.3% supported by the increase of fiber and the growth of Pay TV accesses with higher ARPU, in spite of the lower retail fixed-mobile tariff (-2.5 p.p.).

The mobile ARPU decreased 13.2% year-on-year in reported terms due mainly to depreciation of the Brazilian real. In organic terms, it increased 1.6% year-on-year as a consequence of the higher data ARPU which more than offset the negative impact of the reduction in the mobile termination rates. We believe the high quality of the customer base is reflected in an increase in the outbound ARPU and the 31.5% growth in the data ARPU.

TELEFÓNICA BRAZIL	2014	2015	%YoY	%Local Currency YoY
Voice Traffic (millions of minutes)	127,412	131,029	2.8%	2.8%
ARPU (EUR)	7.3	6.3	(13.2%)	1.6%
Prepay	3.9	3.2	(18.5%)	(4.7%)
Contract (1)	15.7	13.3	(15.0%)	(0.7%)
Data ARPU (EUR)	2.6	2.9	12.5%	31.5%
% non-SMS over data revenues	77.4%	82.9%	5.5 p.p.	5.5 p.p.
Notes:
(1) Excludes M2M.

OIBDA stood at 3,573 million euros in 2015, up 0.9% in reported terms due mainly to the consolidation of GVT (which accounted for +12.5 p.p. of the evolution) and, to a lesser extent, the lower restructuring costs incurred in 2015 compared to 2014 (+1.7 p.p.), and the higher results from the sale of towers compared to 2014 (+0.3 p.p.), all of which was partially offset by the negative impact of the depreciation of the Brazilian real (-17.0 p.p.). In organic terms, the year-on-year increase was 2.9% due to revenue growth and cost efficiency offsetting a worse macro scenario with higher inflation, high devaluation and a higher rate of bad debt. Personnel expenses totaled 1,042 million euros in 2015, up 6.8% in reported terms as result mainly of the consolidation of GVT, which was partially offset by the depreciation of the Brazilian real. In organic terms, personnel expenses increased by 3.5% year-on-year due to higher social benefits and the internalization of the work of certain network contractors which more than offset the savings resulting from restructuring plans in 2014. In addition, network costs grew due to higher energy costs and the deployment and improvement of fixed- and mobile networks, legal contingencies and higher content costs. OIBDA was also positively impacted by the expiration of a payment obligation (98 million euros).

The OIBDA margin stood at 32.3% in reported terms for 2015, up 0.8 percentage points compared to 2014.

TELEFÓNICA HISPANOAMÉRICA

The below table shows the evolution of accesses in Telefónica Hispanoamérica over the past two years:

ACCESSES
Thousands of accesses	2014	2015	%YoY
Fixed telephony accesses (1) (2)	13,374.4	12,829.8	(4.1%)
Internet and data accesses	5,433.8	5,667.8	4.3%
Broadband	5,379.4	5,610.4	4.3%
Mobile accesses	110,346.5	113,302.7	2.7%
Prepay (3)	86,698.0	88,332.8	1.9%
Contract	23,648.5	24,969.8	5.6%
M2M	2,062.2	2,296.9	11.4%
Pay TV	2,431.9	2,812.2	15.6%
Final Clients Accesses	131,586.6	134,612.4	2.3%
Wholesale Accesses	16.4	30.9	87.8%
Total Accesses T. Hispanoamérica	131,603.0	134,643.3	2.3%
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) Includes 50 thousand "fixed wireless" additional customers in Peru, in the second quarter of 2014.
(3) In the fourth quarter of 2014, 1.8 millions of inactive customers were disconnected in Central America.

Total accesses in Telefónica Hispanoamérica reached 134.6 million accesses at December 31, 2015 (+2.3% year-on-year).

Mobile accesses totaled 113.3 million (+2.7% year-on-year) due to positive net adds of 3.0 million accesses.

•	There was strong contract segment growth, which expanded by 5.6% year-on-year. Growth was particularly strong in Peru (+12.9% year-on-year), Mexico (+22.3% year-on-year) and Chile (+4.2% year-on-year). Annual net adds reached 1.3 million accesses, primarily due to Peru (+659 thousand net adds) which benefitted from a successful migration strategy (from prepay to contract). Mexico also showed positive net adds (+327 thousand accesses) due to higher commercial activity.

•	In the prepay segment (+1.9% year-on-year), with net adds of 1.6 million customers, growth was driven mainly by Mexico (+2.9 million customers) while Venezuela and Central America closed with 1.2 million net adds, partially compensating the net loss in Chile (-0.9 million customers) and Peru (-0.7 million customers) where we have faced a fierce competition and we have concentrated on high value customers migrating the best prepaid customers to contract and not following competition offers that would damage the quality of our networks due to intense traffic.

•	There was growth in smartphones (+43.7% year-on-year) to 40.2 million accesses as of December 31, 2015, with a penetration over mobile accesses of 36.7% (+10.4 p.p. year-on-year), related mainly to Mexico, Argentina, Peru and Colombia. 4G handsets also continued to grow, reaching 8.3 million accesses as of December 31, 2015 (corresponding to a penetration of 7.4%).

Traditional fixed business accesses stood at 12.8 million at December 31, 2015 (-4.1% year-on-year), with negative net adds of 545 thousand customers, affected by the erosion of traditional fixed business in the region, including Chile (-5.9% year-on-year), Peru (-4.4% year-on-year), Colombia (-2.1% year-on-year) and Argentina (-1.9% year-on-year).

Broadband accesses totaled 5.6 million at December 31, 2015 (+4.3% year-on-year), after reaching net adds of 0.2 million accesses during 2015 due mainly to access growth in Peru (+8.0%), Chile (+5.8%) and Colombia (+4.0%). The penetration of fixed broadband accesses over traditional fixed business accesses was 43.7% at December 31, 2015 (+3.5 p.p. year-on-year). There was progressive migration towards data plans with higher speeds, with 53.4% of broadband accesses having a speed over 4Mb at December 31, 2015 (+4 p.p. year-on-year).

Pay TV accesses totaled 2.8 million (+15.6% year-on-year), with net adds of 0.4 million accesses as a result of an improvement in all countries in the region that offer the service. Growth was particularly positive in Peru (+26.7% year-on-year), Colombia (+17.5%) and Chile (+7.2%).

2015/2014 Results

The table below shows the evolution of Telefónica Hispanoamérica’s results over the past two years:

Millions of euros
TELEFÓNICA HISPANOAMÉRICA	2014	2015	%Reported YoY	%Organic YoY (1)
Revenues	13,155	14,387	9.4%	10.1%
Mobile Business	9,578	10,347	8.0%	10.2%
Mobile service revenues	8,454	9,160	8.4%	10.6%
Fixed Business	3,604	4,070	12.9%	10.0%
Other income	254	347	36.5%	29.6%
Supplies	(3,841)	(4,176)	8.7%	7.2%
Personnel expenses	(1,525)	(1,686)	10.6%	16.0%
Other expenses	(3,975)	(4,516)	13.6%	15.1%
OIBDA	4,068	4,356	7.1%	7.2%
OIBDA Margin	30.9%	30.3%	(0.6 p.p.)	(0.8 p.p.)
Depreciation and amortization	(2,034)	(2,241)	10.2%	7.8%
Operating income (OI)	2,034	2,115	4.0%	6.7%
CapEx	2,842	3,060	7.7%	17.2%
OpCF (OIBDA-CapEx)	1,226	1,296	5.7%	(7.0%)
(1) See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations

As explained above, year-on-year changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.

With respect to Telefónica Hispanoamérica, we have made the following adjustments in order to calculate 2015/2014 variations in organic terms:

•	Foreign exchange effects and the impact of hyperinflationary adjustments in Venezuela:

We have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates in 2015 and 2014. In particular, we have used the average foreign exchange rates in 2015 and 2014. In particular, we have used the average foreign exchange rates for 2014 in both years. We have also excluded the impact of hyperinflationary adjustments in Venezuela.

•	Restructuring costs:

We have excluded the impact of certain restructuring costs associated with certain simplification processes implemented in Telefónica Hispanoamérica. In 2015, restructuring costs totaled 38 million euros. In 2014, restructuring costs totaled 99 million euros.

•	Results of tower sales:

The results attributable to the sale of towers in 2015 and 2014 have been excluded, which totaled 18 million euros (mainly in Chile) in 2015 and 4 million euros in 2014.

•	Spectrum acquisition:

We have excluded the impact of spectrum acquisitions in 2015 and 2014.

In 2015, these acquisitions totaled 338 million euros and related to Telefónica Argentina (196 million euros), Telefónica Ecuador (127 million euros), Telefónica Chile (6 million euros) and Telefónica México (8 million euros). In 2014, these acquisitions totaled 405 million euros and related to Telefónica Argentina (168 million euros), Telefónica Colombia (111 million euros) and Telefónica Venezuela and Central America (126 million euros).

The table below shows 2015/2014 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)

TELEFÓNICA HISPANOAMÉRICA 2015	%Reported YoY	%Organic YoY	Exchange rate effect and Hyperinflation	Towers sales	Restructuring Costs	Spectrum acquisition
Revenues	9.4%	10.1%	(0.6)	--	--	--
Other income	36.5%	29.6%	2.1	5.1	--	--
Supplies	8.7%	7.2%	1.5	--	--	--
Personnel expenses	10.6%	16.0%	--	--	(4.1)	--
Other expenses	13.6%	15.1%	(1.4)	--	--	--
OIBDA	7.1%	7.2%	(2.0)	0.3	1.5	--
CapEx	7.7%	17.2%	(3.6)	--	--	(3.3)
OpCF (OIBDA-CapEx)	5.7%	(7.0%)	1.5	1.0	5.1	7.7

Results Discussion

Revenues amounted to 14,387 million euros in 2015, increasing 9.4% year-on-year in reported terms mainly due to the good results of data revenues (fixed as well as mobile) and voice revenues, in both cases due to a higher customer base, increased consumption and higher data penetration. This increase was partially offset by foreign exchange effects and hyperinflation in Venezuela and the decrease in mobile termination rates. In organic terms, revenues increased 10.1% year-on-year.

•	Mobile service revenues reached 9,160 million euros in 2015, up 8.4% in reported terms mainly due to increased revenues in Argentina, Peru, Mexico and Chile, as explained in greater a detail below, which was partially offset by the foreign exchange effects and the hyperinflation in Venezuela (which accounted for -2.2 p.p. of the year-on-year variation). Mobile service revenues performance by country was as follows:

•	In Argentina, mobile service revenues reached 2,194 million euros in 2015 and grew by 29.2% year-on-year in reported terms mainly due to the good performance of consumption and data penetration and, to a lesser extent, the growth of the voice business and the foreign exchange effect (which increased growth by 6.4 p.p.). In local currency, these revenues grew by 22.9%.

•	In Mexico, mobile service revenues reached 1,539 million euros in 2015, increasing by 8.9% in reported terms mainly due to a higher customer base and the positive performance of the data business. In local currency these revenues grew by 8.4%, accounting the foreign exchange effect for 0.5 percentage points of the year-on-year reported increase.

•	In Chile, mobile service revenues reached 1,177 million euros in 2015, up 5.8% in reported terms year-on-year mainly due to the foreign exchange effect (which accounted for 4.6 p.p. of the increase) and the increase in data revenues that more than compensated the fall in the traditional voice business and the lower mobile termination rates. In local currency these revenues grew by 1.2%.

•	In Peru, mobile service revenues reached 1,390 million euros in 2015, up 11.2% in reported terms mainly due to the foreign exchange effect (which accounted for 7.0 p.p. of the increase) and the higher contract customer base, the data boom and higher inbound revenues.

•	In Venezuela and Central America, mobile service revenues reached 1,261 million euros in 2015, down 3.5% in reported terms mainly due to the foreign exchange effect and hyperinflation in Venezuela (which decreased growth in 35.1 p.p.). Excluding these effects, these revenues increased by 31.7% mainly due to the higher tariffs in all services in order to try to compensate the high inflation in Venezuela and the higher non-SMS data revenues (+83% in 2015), which represented 83.4% of total data revenues (+11.4 p.p. year-on-year).

•	Data revenues in the segment were up by 19.5% in reported terms in 2015, reaching 3,198 million euros mainly due to the increase in penetration of data which increased from 31.7% to 34.9% in 2015 and higher data usage. This increase was partially offset by foreign exchange effects and hyperinflation in Venezuela (which decreased growth by 4.2 p.p.). Excluding these effects, these revenues grew by 23.6% as a result of the aforementioned increase in penetration of data.

•	Fixed business revenues reached 4,070 million euros in 2015, up 12.9% in reported terms mainly due to the increase in broadband and new services revenues (+20.5%). Revenues from broadband and new services, accounted for 64.7% of fixed revenues (+4.9 p.p. year-on-year). The growth was mainly related to Argentina which experienced a substantial increase in voice and broadband revenues, as well as Chile and Peru, which had increased broad band revenues. Excluding the foreign exchange effect and hyperinflation in Venezuela (which decreased growth by 2.9 p.p.) these revenues grew by 10.0%.

ARPU was up by 6.1% in 2015, due to the data ARPU increase (+19.9% year-on-year) due to the increase of smartphone penetration and higher average consumption, which offset voice ARPU decrease. The lower ARPU was mainly due to lower interconnection costs and the devaluation of certain Latin American currencies against the U.S. dollar, which more than offset the increase in outgoing voice ARPU (up 7.0% year-on-year).

OIBDA reached 4,356 million euros in 2015, up 7.1% in reported terms (+7.2% in organic terms), being Telefónica Argentina, Telefónica Peru and Telefónica Chile the main contributors to this growth, as higher revenues offset higher costs. OIBDA was positively affected by a spectrum swap in Mexico with AT&T in December 2015 (which contributed 79 million euros). The higher costs were mainly attributable to:

•	higher commercial costs, due to higher handset costs as a result of higher high-end handset sales (which more than offset lower interconnection costs resulting from the mobile termination rates reductions in Chile, Colombia, Peru and Mexico);

•	higher personnel costs driven by increases in inflation in some countries of the region;

•	higher costs related to commercial campaigns, higher network costs due to higher voice and data traffic; and

•	higher costs resulting from the devaluation of certain Latin American currencies against the U.S. dollar.

Additional information by country is provided below:

•	Argentina: OIBDA reached 1,006 million euros, up by 25.4% in reported terms mainly due to the exchange rate effect and higher service revenues, more than offsetting the higher costs resulting from the overall prices increase, although Telefónica continued to carry out cost containment plans in order to offset the inflation effect. In local currency, the year-on-year variation was 19.2%.

•	Chile: OIBDA reached 760 million euros, up 7.4% in reported terms mainly due to the exchange rate effect and higher service revenues, lower supply costs due to regulatory changes (lower interconnection costs resulting from the mobile termination rates reduction) and efficiency measures that helped to offset the commercial effort made to gain higher value customers. In local currency, the year-on-year variation was 2.7%.

•	Peru: OIBDA reached 943 million euros, up by 11.8% in reported terms mainly due to the exchange rate effect and higher service revenues, which more than offset higher commercial costs resulting from higher competitive pressure in the Peruvian market. In local currency OIBDA decreased by 4.7%.

•	Venezuela and Central America: OIBDA reached 342 million euros, down by 26.1% in reported terms mainly due to the exchange rate effect and hyperinflation in Venezuela. Excluding these impacts, OIBDA grew 15.8% mainly driven by higher service revenues, which compensated the overall rise in prices, and higher purchases in dollars for services and equipment purchases, which were affected by the currency devaluation in Venezuela.

OIBDA margin reached 30.3% in 2015, with a year-on-year decrease of 0.6 percentage points in reported terms. This margin decrease was driven by lower margins in all countries in the segment except Mexico (which benefitted from higher commercial efforts focused on higher value segments), especially in Argentina and Colombia.

2014/2013 Consolidated results

In this section, we discuss changes in the Group’s consolidated income statements for 2014 and 2013. The consolidated income statement data for the years ended December 31, 2014 and 2013 set forth below has been retrospectively revised to show the reclassification of the results attributable to our operations in the United Kingdom as discontinued operations and are not derived from Telefónica, S.A.’s consolidated financial statements originally published for such years, which are not included herein.

The Group’s total accesses rose 5.7% during 2014 to 316 million at December 31, 2014, including the additional accesses it gained following the purchase of the E-Plus Group in Telefónica Germany. Excluding the E-Plus Group accesses from 2014 results and accesses from Telefónica Czech Republic and Telefónica Ireland from 2013 results, the increase would have been 1.9%. There was high commercial activity focus on high value customers which resulted in the growth of the contract mobile segment (smartphones and LTE), fiber and Pay TV. The volume of fiber accesses also grew, reaching 1.8 million at December 31, 2014. Notably, accesses in Telefónica Hispanoamérica (42% of the Group’s total) increased by 2.5%, and accesses in Telefónica Brazil (30% of the Group’s total) increased by 3.0% in 2014.

The below table shows the evolution of accesses in 2013 and 2014:

ACCESSES
Thousand of accesses	2013	2014	%Reported YoY	%Organic YoY(*)
Fixed telephony accesses (1) (2)	39,130.3	36,602.0	(6.5%)	(3.0%)
Internet and data accesses	19,087.1	18,132.5	(5.0%)	0.4%
Narrowband	510.8	373.1	(27.0%)	(14.4%)
Broadband	18,432.9	17,649.3	(4.3%)	0.8%
Others	143.4	110.1	(23.3%)	(5.4%)
Mobile accesses	231,068.3	249,978.9	8.2%	2.1%
Prepay (3) (4)	154,792.2	164,959.2	6.6%	(0.7%)
Contract	76,276.0	85,019.6	11.5%	7.8%
Pay TV (5)	3,602.2	5,087.2	41.2%	47.6%
Unbundled loops	3,833.4	4,087.3	6.6%	7.9%
Shared ULL	130.6	94.1	(27.9%)	(27.9%)
Full ULL	3,702.9	3,993.3	7.8%	9.2%
Wholesale ADSL	835.3	750.1	(10.2%)	4.4%
Other	1,658.2	1,684.1	1.6%	2.0%
Final Clients Accesses	292,887.9	309,800.5	5.8%	1.8%
Wholesale Accesses	6,327.0	6,521.6	3.1%	5.9%
Total Accesses	299,214.9	316,322.1	5.7%	1.9%
Notes:
Telefónica Spain mobile accesses includes since 2013 the accesses of Tuenti.
(*) Excludes the E-Plus Group accesses from 2014 accesses and accesses from Telefónica Czech Republic and Telefónica Ireland from 2013 accesses.
(1) In the first quarter of 2014, 45 thousands inactive “fixed wireless” accesses were disconnected in Mexico.
(2) In the second quarter of 2014, fixed clients includes 50 thousands additional fixed wireless clients in Peru.
(3) In the first quarter of 2014, 1.9 million inactive accesses were disconnected in Mexico.
(4) In the fourth quarter 2014, 1.8 million inactive accesses were disconnected in Central America
(5) In the second quarter of 2014, Pay TV accesses includes 131 thousand “TV Mini” clients in Spain

In 2014, the Group’s strategy was based on capturing growth in its markets, especially on attracting high-value customers.

Mobile accesses totaled 250.0 million as of December 31, 2014, increasing 8.2% compared to 2013 (a 2.1% increase excluding accesses from the E-Plus Group in 2014 and from Telefónica Czech Republic and in Telefónica Ireland in 2013), driven by the E-Plus Group acquisition and strong growth in the contract segment (+11.5%), which represented 34% of total mobile accesses as of December 31, 2014 (+1 p.p. year-on-year). Notably, Telefónica Spain increased its contract segment in 2014 in 77 thousand new accesses (excluding the impact of the disconnection of 569 thousand inactive M2M accesses), a positive number for the first time since 2011.

Smartphone accesses maintained a strong growth rate (up 45.4% at December 31, 2014 compared to December 31, 2013), totaling 79.0 million accesses and reaching a penetration rate over total accesses of 34% (+9 p.p. year-on-year), reflecting the Company’s strategic focus on the growth of its data services.

Fixed broadband accesses stood at 17.6 million at December 31, 2014, a decrease of 4.3% year-on-year (+0.8% excluding accesses from Telefónica Czech Republic in 2013). Fiber accesses stood at 1.8 million at December 31, 2014 (a 111.8% increase compared to December 31, 2013).

TV accesses totaled 5.1 million at December 31, 2014, up 41.2% year-on-year in reported terms (47.6% excluding accesses from Telefónica Czech Republic in 2013). Net adds, excluding accesses from Telefónica Czech Republic, reached 1.6 million in the year.

	Year ended December 31				Percent change
	2013		2014		2014 vs 2013
Millions of euros	Total	% of revenues	Total	% of revenues	Var.	% Var.
Revenues	50,547	100.0%	43,458	100.0%	(7,089)	(14.0%)
Other income	1,491	2.9%	1,521	3.5%	30	2.0%
Supplies	(13,758)	(27.2%)	(11,750)	(27.0%)	2,008	(14.6%)
Personnel expenses	(6,659)	(13.2%)	(6,621)	(15.2%)	38	(0.6%)
Other expenses	(14,144)	(28.0%)	(12,827)	(29.5%)	1,317	(9.3%)
Operating income before depreciation and amortization (OIBDA)	17,477	34.6%	13,781	31.7%	(3,696)	(21.1%)
Depreciation and amortization	(8,616)	(17.0%)	(7,431)	(17.1%)	1,185	(13.8%)
Operating income	8,861	17.5%	6,350	14.6%	(2,511)	(28.3%)
Share of loss of investments accounted for by the equity method	(291)	(0.6%)	(498)	(1.1%)	(207)	70.9%
Net financial expense	(2,842)	(5.6%)	(2,779)	(6.4%)	63	(2.2%)
Profit before tax	5,728	11.3%	3,073	7.1%	(2,655)	(46.3%)
Corporte income tax	(1,201)	(2.4%)	(260)	(0.6%)	941	(78.3%)
Profit after tax from continuing operations	4,527	9.0%	2,813	6.5%	(1,714)	(37.9%)
Profit after tax from discontinued operations	442	0.9%	439	1.0%	(3)	(0.7%)
Profit for the year	4,969	9.8%	3,252	7.5%	(1,717)	(34.6%)
Non-controlling interests	(376)	(0.7%)	(251)	(0.6%)	125	(33.2%)
Profit for the year attributable to equity holders of the parent	4,593	9.1%	3,001	6.9%	(1,592)	(34.7%)

Adjustments made to calculate 2014/2013 organic variations

As stated above, year-on-year changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis. See “—2015/2014 consolidated results—Adjustments made to calculate organic variations”.

We have made the following adjustments in order to calculate 2014/2013 variations in organic terms:

•	Foreign exchange effects and the impact of hyperinflationary adjustments in Venezuela:

We have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates in 2014 and 2013. In particular, we have used the average foreign exchange rates of 2013 for both years.

Foreign exchange rates had a negative impact on our reported 2014 results, mainly due to the depreciation of various Latin American currencies versus the euro, in particular the Argentine peso, the Brazilian real and the Venezuelan bolívar.

We have also excluded the impact of hyperinflationary adjustments in Venezuela by reversing such adjustments.

•	Changes in the scope of consolidation:

We have excluded the impact of changes in our consolidation perimeter in 2014 and 2013. The main changes in our consolidation perimeter in such years related to the consolidation of E-Plus in Telefónica Germany since October 2014, the sale of Telefónica Ireland in July 2014 and the sale of Telefónica Czech Republic in January 2014.

In order to exclude the impact of these changes in our perimeter, we have:

−	excluded E-Plus’s results from October 1 to December 31, 2014 from our 2014 results;

−	excluded Telefónica Ireland’s results from July 1 to December 31, 2013 from our 2013 results; and

−	excluded Telefónica Czech Republic’s results from January 1 to December 31, 2013 from our 2013 results.

•	Restructuring costs:

We have excluded the impact of certain restructuring costs in 2014, mainly those related to the simplification initiatives carried out by the Group in order to reach its targets, mainly in Telefónica Germany, Telefónica Hispanoamérica and Telefónica Brazil. In 2014 these costs totaled 409 million euros in Telefónica Germany, 99 million euros in Telefónica Hispanoamérica and 68 million euros in Telefónica Brazil (all impact on OIBDA).

No restructuring costs were excluded from our 2013 results to calculate organic variations.

•	Impact of sale of companies:

We have excluded the impact of the sale of certain companies in 2013. In particular we have excluded the results deriving from the sale of Telefónica Ireland (16 million euros loss), Telefónica Czech Republic (176 million euros loss) and Hispasat (21 million euros gain).

•	Results of tower sales:

The results attributable to the sale of towers in 2014 and 2013 have been excluded in both years.

In 2014 the results from the sale of towers totaled 196 million euros, mainly in Telefónica Spain (191 million euros). In 2013 the results from the sale of towers totaled 111 million euros, mainly in Telefónica Spain (70 million euros), Telefónica Brazil (29 million euros) and Telefónica Hispanoamérica (11 million euros in Mexico, Chile and Colombia).

•	Spectrum acquisition:

We have excluded the impact of spectrum acquisitions in 2014 and 2013.

In 2014, these acquisitions totaled 1,294 million euros, 889 million euros corresponding to Telefónica Brazil and 405 million euros corresponding to Telefónica Hispanoamérica, with the following distribution by country or region:

−	Telefónica Argentina (168 million euros);

−	Telefónica Colombia (111 million euros); and

−	Telefónica Venezuela and Central America (126 million euros).

In 2013 these acquisitions totaled 505 million euros and related mainly to Telefónica Brazil (185 million euros), Telefónica Hispanoamérica (251 million euros, mainly in Peru and Colombia) and Telefónica Spain (69 million euros).

•	Real Estate Efficiency Plan:

In 2014 we have excluded the impact of certain urban assets qualification changes in Telefónica Spain and the investment in Telefónica’s Barcelona head office, which had an impact on capital expenditures (Capex) of 78 million euros.

The table below shows 2014/2013 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement and other measures:

	YoY variation
TELEFÓNICA 2014	% Reported YoY	% Organic YoY
Revenues	(14.0%)	2.9%
Other income	2.0%	7.0%
Supplies	(14.6%)	(0.4%)
Personnel expenses	(0.6%)	7.1%
Other expenses	(9.3%)	8.1%
OIBDA	(21.1%)	(0.1%)
Operating income (OI)	(28.3%)	2.1%
CapEx	8.4%	17.7%
OpCF (OIBDA-CapEx)	(46.2%)	(13.9%)

The below table shows the contribution of each item for which we have adjusted to our reported growth. With respect to each line item, the contribution to reported growth of such line item, expressed in percentage points, is the result of dividing the impact of each item for which we have adjusted by the amount of such line item, on a reported basis, for the prior year.

	Contribution to reported growth (percentage points)
		Perimeter change
TELEFÓNICA 2014	Exchange rate effect and hyperinflation	E-Plus	Czech Rep., Ireland & Others	Restruc-turing costs	Result on sale of companies	Towers sales	Spectrum acquisition	Real estate efficiency plan
Revenues	(14.4)	1.5	(3.9)	-	-	-	-	-
Other income	(0.1)	-	(0.1)	-	-	0.2	-	-
Supplies	(11.9)	1.9	(4.3)	-	-	-	-	-
Personnel expenses	(13.5)	1.0	(3.6)	8.7	-	-	-	-
Other expenses	(15.7)	2.4	(3.0)	0.6	(1.4)	-	-	-
OIBDA	(14.8)	0.7	(4.6)	(3.8)	0.9	0.5	-	-
Operating income (OI)	(20.4)	(1.4)	(3.8)	(7.6)	1.8	1.0	-	-
CapEx	(23.2)	2.3	(3.1)	0.5	-	-	15.0	1.0
OpCF (OIBDA-CapEx)	(7.6)	(0.7)	(5.8)	(7.5)	1.7	0.9	(12.7)	(0.8)

Results Discussion

Revenues totaled 43,458 million euros in 2014, down 14.0% compared to 2013 in reported terms due mainly to the adverse impact of changes in exchange rates and hyperinflation in Venezuela (which accounted for -14.4 p.p. of the decrease) and the sales of Telefónica Czech Republic and Telefónica Ireland (-3.9 p.p.), partially offset by the impact of the acquisition of E-Plus (+1.5 p.p.). In organic terms, revenues increased 2.9% due mainly to the good performance of Telefónica Hispanoamérica, where revenues from mobile data and digital services increased.

The structure of revenues reflected Telefónica’s business diversification. Despite the impact of changes in exchange rates, Telefónica Hispanoamérica was the larger contributor to our revenues in 2014, representing 30.3% (-3.1 p.p. compared to 2013), followed by Telefónica Spain, representing 27.7% (+2.0 p.p. compared to 2013), Telefónica Brazil, representing 25.8% (+1.7 p.p. compared to 2013) and Telefónica Germany, representing 12.7% (+3.0 p.p. compared to 2013).

Mobile data revenues totaled 8,568 million euros in 2014 and decreased by 8.9% in reported terms affected mainly by exchange rate differences and hyperinflation in Venezuela and changes in the consolidation perimeter. Excluding these impacts, these revenues grew by 12.7%, due to the expansion of smartphones and data plans, mainly in Telefónica Hispanoamérica and Telefónica Brazil. These revenues accounted for 37% of mobile service revenues in 2014, up 2.4 percentage points compared to 2013 in reported terms. Revenues from non-SMS data were up 2.8% in reported terms (+25.4% excluding the impact of exchange rate differences, the effect of hyperinflation in Venezuela and changes in the consolidation perimeter), representing 78% of total data revenues in reported terms (+8.9 p.p. year-on-year).

Other income in 2014 mainly included own work capitalized in our fixed assets, profit from the sale of other assets, and the sale of towers of Telefónica Spain, Telefónica Brazil and Telefónica Hispanoamérica, and totaled 1,521 million euros, up 2.0% year-on-year, mainly due to increased sales of towers (which had an impact on OIBDA of 196 million euros, primarily in Telefónica Spain with 191 million euros), and an extraordinary sale of real estate in Telefónica Spain (41 million euros).

Other income in 2013 totaled 1,491 million euros and was attributable in part to the sale of towers of Telefónica Brazil, Telefónica Hispanoamérica and Telefónica Spain (which had an impact of 113 million euros in other income and 111 million euros in OIBDA) and capital gains on the assets sale of Telefónica Germany (76 million euros) and the sale of Hispasat (21 million euros).

Total expenses (which include supply costs, personnel costs and other expenses, (principally external services and taxes, but do not include amortization and depreciation expenses), amounted to 31,198 million euros in 2014, down by 9.7% in reported terms year-on-year as a result mainly of the impact of changes in exchange rates and hyperinflation in Venezuela and the sales of Telefónica Czech Republic and Telefónica Ireland. In organic terms, expenses grew by 4.5% year-on-year, mainly due to higher commercial expenditures and outlays on networks and systems. The breakdown of our expenses was as follows:

•	Supplies amounted to 11,750 million euros in 2014, down 14.6% year-on-year in reported terms, as a result mainly of the impact of changes in exchange rates and hyperinflation in Venezuela and the sales of Telefónica Czech Republic and Telefónica Ireland. In organic terms, supplies fell by 0.4% due to lower mobile interconnection costs, which more than offset the higher equipment costs of handsets and TV content.

•	Personnel expenses totaled 6,621 million euros in 2014, down 0.6% year-on-year in reported terms, as a result mainly of the impact of changes in exchange rates and hyperinflation in Venezuela and the sales of Telefónica Czech Republic and Telefónica Ireland, which was partially offset by the increased expenditures on the Company’s global restructuring program (including the integration costs in Telefónica Germany and costs resulting from the simplification initiatives that the Group is implementing to meet its targets) and, to a lesser extent, the impact of the acquisition of E-Plus. In organic terms, personnel costs rose by 7.1% in 2014 compared to 2013 due to higher prices in some countries.

The average headcount in 2014 was 112,921 employees, down 6.1% compared to 2013 due mainly to the changes in the scope of consolidation (-2.1% excluding changes to the scope of consolidation). Including Telefónica United Kingdom, the average headcount in 2014 would have been 120,497 employees, down 7.2% compared to 2013 due mainly to the changes in the scope of consolidation.

•	Other expenses amounted to 12,827 million euros in 2014, down 9.3% year-on-year in reported terms mainly due to exchange rate differences and the effect of hyperinflation in Venezuela, the impact of value adjustments in the sales of Telefónica Ireland and Telefónica Czech Republic, changes to the scope of consolidation and the recognition of integration costs in Telefónica Germany. In organic terms, other expenses increased by 8.1% due to higher commercial costs, higher network costs produced by larger volumes of data traffic and greater outlays on modernization of the network.

OIBDA reached 13,781 million euros, down 21.1% in reported terms, mainly due to exchange rate differences and the effect of hyperinflation in Venezuela, the sales of Telefónica Czech Republic and Telefónica Ireland and the impact of value adjustments relating to such sales and the increased expenditures on the Company’s global restructuring program (including the integration costs in Telefónica Germany and costs resulting from the simplification initiatives that the Group is implementing to meet its targets). In organic terms, OIBDA was practically stable (-0.1% year-on-year).

OIBDA margin was 31.7% in 2014, down 2.9 percentage points year-on-year in reported terms.

By segment, Telefónica Spain contributed most to the Group’s consolidated OIBDA, accounting for 41.2% of the total (+4.9 p.p. compared to 2013), Telefónica Hispanoamérica accounted for 29.5% (-2.1 p.p. compared to 2013), Telefónica Brazil accounted for 25.7% (+3.2 p.p. compared to 2013), and Telefónica Germany accounted for 5.3% (-2.2 p.p. compared to 2013).

Depreciation and amortization amounted to 7,431 million euros in 2014, a decline of 13.8% year-on-year in reported terms, due to lower depreciation of fixed assets, mainly in Telefónica Brazil. The total depreciation and amortization charges arising from purchase price allocation processes amounted to 574 million euros in 2014 (-21.2% year-on-year).

Operating income (OI) in 2014 totaled 6,350 million euros, down 28.3% compared to 2013, mainly affected by exchange rate differences and the effect of hyperinflation in Venezuela (-20.4 p.p.), recognition in 2014 of expenditure on integrations costs in Telefónica Germany and the global restructuring program, in accordance with the simplification initiatives the Group is implementing to meet its targets (-7.6 p.p.), changes to the scope of consolidation (-5.2 p.p.), due to the sale of Telefónica Czech Republic and Telefónica Ireland and the acquisition of the E-Plus Group, and additionally affected by higher tower sales in 2014 as compared to 2013 (+1.0 p.p.). In organic terms, operating income would have increased by 2.1% year-on-year.

The share of loss of investments accounted for by the equity method was a loss of 498 million euros (compared to a loss of 291 million euros in 2013), mainly due to valuation adjustments of Telco, S.p.A. at Telecom Italia, S.p.A. This, along with the contribution to the year’s results, had a negative impact of 464 million euros in 2014 (compared to a loss of 267 million euros in 2013).

Net financial expense amounted to 2,779 million euros in 2014 (-2.2% year-on-year in reported terms), and included 290 million euros due to net negative foreign exchange differences primarily as a result of the Company’s decision to adopt the SICAD II exchange rate of the Venezuelan bolivar. Excluding this effect, net financial expenses fell 9.0% year-on-year, mainly due to a 9.1% reduction in the average debt, placing the effective cost of debt in 2014 at 5.31%, one basis point higher than in 2013. The greater weight of debt in Latin America currencies and repayment and maturity of cheap debt in euros increased the average cost by 47 basis points, while the lower rates in Latin America and Europe reduced it by 41 basis points.

Corporate income tax totaled 260 million euros in 2014 on a pre-tax income of 3,073 million euros, implying an effective tax rate of 8.5%, 12.5 percentage points lower year-on-year. This was mainly due to the effect of a review of deferred taxes in Brazil following a change to legislation during the second quarter of 2014, and to a larger recognition of tax credits in Colombia.

Profit after tax from discontinued operations totaled 439 million euros, a decrease of 0.7% compared to 2013 and related exclusively to our operations in the United Kingdom.

The following table provides additional information on our discontinued operations:

	January- December	January- December	% YoY 14/13
Millions of euros	2014	2013
Revenues	6,919	6,514	6.2%
Other income	187	202	(7.4%)
Supplies	(3,431)	(3,283)	4.5%
Personnel expenses	(477)	(549)	(13.1%)
Other expenses	(1,463)	(1,284)	13.9%
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	1,735	1,600	8.4%
Depreciation and amortization	(1,118)	(1,011)	10.6%
OPERATING INCOME	617	589	4.8%
Share of loss of investments accounted for by the equity method	(12)	(13)	(7.7%)
Net financial expense	(43)	(24)	79.2%
PROFIT BEFORE TAX FROM DISCONTINUED OPERATIONS	562	552	1.8%
Corporate income tax	(123)	(110)	11.8%
PROFIT AFTER TAX FROM DISCONTINUED OPERATIONS	439	442	(0.7%)

Profit attributable to non-controlling interests reduced net profit by 251 million euros in 2014, 33.2% less than in 2013, mainly due to the losses attributed to minority shareholders of Telefónica Germany impacted by the recording of the restructuring expenses mentioned above, partially offset by the effect of the review of deferred taxes in Brazil following a change to legislation in 2014, and to a larger recognition of tax credits.

As a result of the foregoing, profit for the year attributable to equity holders of the parent for 2014 was 3,001 million euros (down 34.7% year-on-year).

Segment results

TELEFÓNICA SPAIN

The below table shows the evolution of accesses in Telefónica Spain in 2013 and 2014:

ACCESSES
Thousands of accesses	2013	2014	%YoY
Fixed telephony accesses (1)	11,089.8	10,447.8	(5.8%)
Naked ADSL	22.8	21.3	(6.6%)
Internet and data accesses	5,899.0	5,928.7	0.5%
Narrowband	38.5	30.9	(19.6%)
Broadband (2)	5,846.8	5,885.9	0.7%
Other	13.7	11.9	(13.7%)
Mobile accesses	19,002.1	17,575.4	(7.5%)
Prepay	4,262.7	3,328.1	(21.9%)
Contract (3)	14,739.3	14,247.3	(3.3%)
Pay TV (4)	672.7	1,884.7	180.2%
WLR	525.8	570.6	8.5%
Unbundled loops	3,787.1	4,087.3	7.9%
Shared ULL	130.6	94.1	(27.9%)
Full ULL	3,656.5	3,993.3	9.2%
Wholesale ADSL	676.8	707.8	4.6%
Other	0.4	0.3	(28.5%)
Final Clients Accesses	36,663.6	35,836.7	(2.3%)
Wholesale Accesses	4,990.1	5,366.0	7.5%
Total Accesses	41,653.6	41,202.7	(1.1%)
Notes:
(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Digital Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.
(2) Includes ADSL, satellite, optical fiber, cable modem and broadband circuits.
(3) In the first quarter of 2014, 569 thousand M2M inactive accesses were disconnected.
(4) Since the second quarter of 2014, Pay TV accesses include 131 thousand “TV Mini” customers.

The table below shows the evolution of Telefónica Spain’s results in 2013 and 2014:

Millions of euros
TELEFÓNICA SPAIN	2013	2014	%Reported YoY	%Organic YoY (1)
Revenues	12,959	12,023	(7.2%)	(7.2%)
Mobile Business	5,121	4,556	(11.0%)	(11.0%)
Mobile service revenues	4,580	3,888	(15.1%)	(15.1%)
Fixed Business	8,861	8,543	(3.6%)	(3.6%)
Other income	445	635	42.6%	17.7%
Supplies	(2,486)	(2,592)	4.2%	4.2%
Personnel expenses	(2,113)	(2,139)	1.2%	1.2%
Other expenses	(2,465)	(2,256)	(8.5%)	(8.6%)
OIBDA	6,340	5,671	(10.6%)	(12.6%)
OIBDA Margin	48.9%	47.2%	(1.8 p.p.)	(2.8 p.p.)
Depreciation and amortization	(1,903)	(1,805)	(5.1%)	(5.1%)
Operating income (OI)	4,437	3,866	(12.9%)	(15.8%)
CapEx	1,529	1,732	13.3%	15.2%
OpCF (OIBDA-CapEx)	4,811	3,939	(18.1%)	(21.0%)
(1) See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations

As explained above, year-on-year changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.

With respect to Telefónica Spain, we have made the following adjustments in order to calculate 2014/2013 variations in organic terms:

•	Results of tower sales:

The results attributable to the sale of towers in 2014 and 2013 have been excluded in both years. In 2014, the results from the sale of towers totaled 191 million euros. In 2013, the results from the sale of towers totaled 70 million euros.

•	Spectrum acquisition:

We have excluded the impact of spectrum acquisitions in 2013 which totaled 69 million euros. There was no spectrum acquisition in 2014.

•	Real Estate Efficiency Plan:

In 2014, we have excluded the impact of certain urban assets qualification changes in Telefónica Spain, totaling 49 million euros.

The table below shows 2014/2013 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth.

	YoY variation		Contribution to reported growth (percentage points)

TELEFÓNICA SPAIN 2014	%Reported YoY	%Organic YoY	Towers sale	Spectrum acquisition	Real Estate Efficiency Plan
Revenues	(7.2%)	(7.2%)	--	--	--
Other income	42.6%	17.7%	27.7	--	--
Supplies	4.2%	4.2%	--	--	--
Personnel expenses	1.2%	1.2%	--	--	--
Other expenses	(8.5%)	(8.6%)	0.1	--	--
OIBDA	(10.6%)	(12.6%)	1.9	--	--
CapEx	13.3%	15.2%	--	(4.5)	3.2
OpCF (OIBDA-CapEx)	(18.1%)	(21.0%)	2.5	1.4	(1.0)

Results Discussion

Revenues totaled 12,023 million euros in 2014 (-7.2% year-on-year) showing a softer decline than in previous years, due in part to a more favorable macroeconomic and competitive environment.

We consider revenue breakdown to be increasingly less relevant given the high penetration level of our convergent offer, by which we mean the offer of more than a single service for a single price. However, we continue to report revenue breakdown for information purposes. Fixed business revenues fell 3.6% year-on-year in 2014, due to lower access and voice revenues, partially offset by higher broadband and new services revenues, mainly TV and IT. Mobile business revenues fell 11.0% year-on-year in 2014 due to the decline in mobile accesses and the 10.1% drop in ARPU, impacted by lower prices in the new tariff portfolio.

Mobile ARPU is becoming less representative of the Group’s business performance, owing to its significant dependence on the allocation of revenue in convergent offers. In 2014 mobile ARPU declined by 10.1% year-on-year, impacted by lower prices in the new tariff portfolio.

TELEFÓNICA SPAIN	2013	2014	%YoY
Voice Traffic (millions of minutes)	34,428	35,600	3.4%
ARPU (EUR) (1)	17.7	15.9	(10.1%)
Prepay	7.3	6.2	(14.5%)
Contract (2)	24.0	20.6	(14.2%)
Data ARPU (EUR) (1)	6.8	7.0	3.6%
% non-SMS over data revenues	92.1%	95.0%	2.8 p.p.
Notes:
(1) Impacted by the disconnection of 569 thousand inactive M2M accesses in the first quarter of 2014.
(2) Excludes M2M.

OIBDA amounted to 5,671 million euros in 2014, down 10.6% year-on-year in reported terms, due mainly to lower revenues and higher supplies expense. In organic terms, OIBDA fell 12.6% year-on-year in 2014, affected by the drop in revenues despite the higher commercial effort by Telefónica Spain to capture the growth and value opportunities in the market and the decrease in total expenses. Total expenses decreased 1.1% year-on-year, reflecting the control of costs and the transformation efficiency initiatives implemented in recent years. However, personnel expenses increased 1.2% year-on-year, primarily due to the end of the redundancy program in 2013 and the Company’s contribution to its pension plan in July 2014, following its temporary freeze from April 2013 to July 2014. This decrease was partially offset by the sale of real estate assets (63 million euros).

OIBDA margin stood at 47.2% in 2014, down 1.8 percentage points year-on-year.

TELEFÓNICA GERMANY

The below table shows the evolution of accesses in Telefónica Germany in 2013 and 2014:

ACCESSES
Thousands of accesses	2013	2014	%Reported YoY	%Organic YoY (1)
Fixed telephony accesses (2)	2,124.9	2,036.4	(4.2%)	(4.2%)
Internet and data accesses	2,516.1	2,387.0	(5.1%)	(5.1%)
Narrowband	271.7	243.2	(10.5%)	(10.5%)
Broadband	2,244.3	2,143.8	(4.5%)	(4.5%)
Mobile accesses	19,401.0	42,124.9	117.1%	1.4%
Prepay	9,114.9	23,350.7	156.2%	(2.8%)
Contract	10,286.1	18,774.1	82.5%	5.1%
Final Clients Accesses	24,042.0	46,548.3	93.6%	0.2%
Wholesale Accesses	1,125.0	1,113.3	(1.0%)	(1.0%)
Total Accesses	25,166.9	47,661.5	89.4%	0.2%
Notes:
(1) In order to calculate organic changes, we have excluded the accesses of E-Plus as of December 31, 2014 to our accesses as of such date.
(2) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Digital Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.

The below table shows the contribution of each item for which we have adjusted to our reported growth. With respect to each line item, the contribution to reported growth of such line item, expressed in percentage points, is the result of dividing the impact of each item for which we have adjusted by the amount of such line item, on a reported basis, for the prior year.

TELEFÓNICA GERMANY 2014	%Reported YoY	%Organic YoY(1)	E-Plus
Mobile accesses	117.1%	1.4%	115.7 p.p.
Prepay	156.2%	(2.8%)	159.0 p.p.
Contract	82.5%	5.1%	77.4 p.p.
Final Clients Accesses	93.6%	0.2%	93.4 p.p.
Total Accesses	89.4%	0.2%	89.2 p.p.
(1) In order to calculate organic changes, we have excluded the accesses of E-Plus as of December 31, 2014 to our accesses as of such date.

The table below shows the evolution of Telefónica Germany’s results in 2013 and 2014:

Millions of euros
TELEFÓNICA GERMANY	2013	2014	%Reported YoY	%Organic YoY (1)
Revenues	4,914	5,522	12.4%	(3.5%)
Mobile Business	3,673	4,375	19.1%	(2.2%)
Mobile service revenues	2,989	3,580	19.8%	(2.3%)
Fixed Business	1,235	1,138	(7.8%)	(7.8%)
Other income	169	106	(37.4%)	(44.8%)
Supplies	(1,958)	(2,144)	9.5%	(3.9%)
Personnel expenses	(419)	(828)	97.7%	5.6%
Other expenses	(1,398)	(1,923)	37.5%	6.6%
OIBDA	1,308	733	(44.0%)	(22.1%)
OIBDA Margin	26.6%	13.3%	(13.4 p.p.)	(5.1 p.p.)
Depreciation and amortization	(1,231)	(1,426)	15.7%	(4.9%)
Operating income (OI)	77	(693)	n.m.	n.m.
CapEx	666	849	27.5%	(6.4%)
OpCF (OIBDA-CapEx)	642	(116)	n.m.	(38.3%)
(1) See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations

As explained above, year-on-year changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.

With respect to Telefónica Germany, we have made the following adjustments in order to calculate 2014/2013 variations in organic terms:

•	Changes in the scope of consolidation:

We have excluded the impact of changes in our consolidation perimeter in 2014 and 2013. The main change to our Telefónica Germany consolidation perimeter in such years related to the consolidation of E-Plus in Telefónica Germany since October 2014. In order to exclude the impact of this change in our perimeter, we have excluded E-Plus’s results from October 1 to December 31, 2014 from our 2014 results.

•	Restructuring costs:

We have excluded the impact of certain restructuring costs associated with certain simplification processes implemented in Telefónica Germany. In 2014, these restructuring costs totaled 409 million euros. In 2013 there were no restructuring costs.

The table below shows 2014/2013 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA GERMANY 2014	%Reported YoY	%Organic YoY	E-Plus	Restructuring Costs
Revenues	12.4%	(3.5%)	15.9	--
Other income	(37.4%)	(44.8%)	7.5	--
Supplies	9.5%	(3.9%)	13.4	--
Personnel expenses	97.7%	5.6%	15.3	76.8
Other expenses	37.5%	6.6%	24.7	6.2
OIBDA	(44.0%)	(22.1%)	9.3	(31.2)
CapEx	27.5%	(6.4%)	27.9	6.0
OpCF (OIBDA-CapEx)	n.m.	(38.3%)	(9.9)	(69.9)

Results Discussion

Total revenues amounted to 5,522 million euros in 2014, up by 12.4% due mainly to the consolidation of the E-Plus Group since October 1, 2014, and offset in part by the lower service revenues during the rest of the year.

•	Mobile service revenues totaled 3,580 million euros in 2014, up by 19.8% year-on-year in reported terms, due mainly to the consolidation of the E-Plus Group since October 1, 2014 and offset in part by the lower voice and SMS revenues during the rest of the year. Telefónica Germany continued to focus on data revenues, which increased 24.3% and accounted for 50.1% of mobile service revenues. Non P2P SMS data revenues accounted for 71.2% of the total data revenues (+4.7 p.p. year-on-year), increasing 32.8% year-on-year.

•	Fixed telephony revenues fell by 7.8% year-on-year in 2014 to stand at 1,138 million euros. The main reason for this was a decline in fixed broadband customers (partially mitigated by VDSL growth) and transit business revenues, impacting slightly on the margin.

ARPU was negatively affected by the consolidation of the E-Plus Group and decreased by 7.1% year-on-year in 2014, reducing its year-on-year decline compared to 2013, due to the smaller proportional impact of migration to new tariffs, and the various actions undertaken with respect to the Telefónica Germany’s customer base in order to boost income and data leverage.

TELEFÓNICA GERMANY	2013	2014	%YoY
Voice Traffic (millions of minutes)	30,152	41,186	36.6%
ARPU (EUR)	12.7	11.8	(7.1%)
Prepay	5.1	5.4	4.5%
Contract (1)	19.6	18.4	(5.9%)
Data ARPU (EUR)	6.2	5.9	(3.9%)
% non-SMS over data revenues	66.5%	71.2%	4.7 p.p.
Notes:
(1) Excludes M2M.

OIBDA was 733 million euros in 2014, falling by 44.0% year-on-year in reported terms, mainly due to the 409 million euros provision relating to the restructuring process resulting from integration of the E-Plus Group, which impact was partially offset by the consolidation of E-Plus. In organic terms, OIBDA decreased 22.1% year-on-year, as a result of higher handset costs of sale, partially offset by lower interconnection costs resulting from less SMS and lower interconnection tariffs.

OIBDA margin stood at 13.3% in 2014, down 13.4 percentage points year-on-year in reported terms, mainly due to the provision relating to the restructuring process resulting from the integration of the E-Plus Group, which impact was partially offset by the consolidation of E-Plus.

TELEFÓNICA BRAZIL

The below table shows the evolution of accesses in Telefónica Brazil in 2013 and 2014:

ACCESSES
Thousands of accesses	2013	2014	%YoY
Fixed telephony accesses (1)	10,747.8	10,743.4	(0.0%)
Internet and data accesses	4,102.0	4,082.6	(0.5%)
Narrowband	92.1	73.7	(19.9%)
Broadband (2)	3,936.7	3,939.8	0.1%
Other	73.2	69.0	(5.8%)
Mobile accesses	77,240.2	79,932.1	3.5%
Prepay	53,551.9	51,582.4	(3.7%)
Contract	23,688.3	28,349.7	19.7%
Pay TV	640.1	770.6	20.4%
Final Clients Accesses	92,730.0	95,528.6	3.0%
Wholesale Accesses	18.8	25.9	37.5%
Total Accesses	92,748.9	95,554.5	3.0%
Notes:
(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Digital Access x30. Company’s accesses for internal use included. Voice fixed wireless accesses included.
(2) Includes ADSL, optical fiber, cable modem and broadband circuits.

The table below shows the evolution of Telefónica Brazil’s results in 2013 and 2014:

Millions of euros
TELEFÓNICA BRAZIL	2013	2014	%Reported YoY	%Organic YoY (1)
Revenues	12,217	11,231	(8.1%)	0.5%
Mobile Business	8,092	7,618	(5.9%)	2.9%
Mobile service revenues	7,608	7,228	(5.0%)	3.8%
Fixed Business	4,125	3,613	(12.4%)	(4.2%)
Other income	299	261	(12.6%)	5.5%
Supplies	(3,128)	(2,680)	(14.3%)	(6.3%)
Personnel expenses	(1,036)	(976)	(5.8%)	(4.2%)
Other expenses	(4,412)	(4,293)	(2.7%)	6.4%
OIBDA	3,940	3,543	(10.1%)	0.9%
OIBDA Margin	32.3%	31.5%	(0.7 p.p.)	0.1 p.p.
Depreciation and amortization	(2,109)	(1,762)	(16.5%)	(8.7%)
Operating income (OI)	1,831	1,781	(2.7%)	12.1%
CapEx	2,127	2,933	37.9%	15.0%
OpCF (OIBDA-CapEx)	1,813	610	(66.4%)	(13.0%)
(1) See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations

As explained above, year-on-year changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.

With respect to Telefónica Brazil, we have made the following adjustments in order to calculate 2014/2013 variations in organic terms:

•	Foreign exchange effects:

We have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates in 2014 and 2013. In particular, we have used the average foreign exchange rate of 2013 for both years. Foreign exchange rates had a negative impact on our reported 2014 Telefónica Brazil results as a result of the depreciation of the Brazilian real.

•	Restructuring costs:

We have excluded the impact of certain restructuring costs associated with certain simplification processes implemented in Brazil. In 2014, these restructuring costs totaled 68 million euros. No restructuring costs were excluded from our 2013 results to calculate organic variations.

•	Results of tower sales:

The results attributable to the sale of towers in 2014 and 2013 have been excluded in both years. The results from the sale of towers totaled 1 million euros and 29 million euros in 2014 and 2013, respectively.

•	Spectrum acquisition:

We have excluded the impact of spectrum acquisitions in 2014 and 2013. In 2014, these acquisitions totaled 889 million euros (and related to a LTE block in the 700 MHz band). In 2013 these acquisitions amounted to 185 million euros.

The table below shows 2014/2013 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)

TELEFÓNICA BRAZIL 2014	%Reported YoY	%Organic YoY	Exchange rate effect	Restructuring Costs	Towers sale	Spectrum acquisition
Revenues	(8.1%)	0.5%	(8.6)	--	--	--
Other income	(12.6%)	5.5%	(8.1)	--	(9.5)	--
Supplies	(14.3%)	(6.3%)	(8.0)	--	--	--
Personnel expenses	(5.8%)	(4.2%)	(8.8)	7.2	--	--
Other expenses	(2.7%)	6.4%	(9.1)	--	--	--
OIBDA	(10.1%)	0.9%	(8.4)	(1.9)	(0.7)	--
CapEx	37.9%	15.0%	(12.8)	--	--	37.0
OpCF (OIBDA-CapEx)	(66.4%)	(13.0%)	(3.1)	(4.1)	(1.6)	(43.4)

Results Discussion

Revenues totaled 11,231 million euros in 2014, down 8.1% in reported terms as a result mainly of the depreciation of the Brazilian real. In local currency, revenues increased by 0.5%, principally due to the good evolution in the mobile business (+2.9% year-on-year in local currency).

•	Revenues from the mobile business totaled 7,618 million euros in 2014, falling by 5.9% in reported terms as a result mainly of the depreciation of the Brazilian real. In local currency, revenues from the mobile business increased by 2.9% due to the positive evolution of service revenues (up 3.8% year-on-year in local currency) as a result of the good performance of outbound revenues, which in turn increased as a result of an increase in the customer base and the increased proportion of data revenues. This evolution was partially offset by the decrease in handset revenues (down 11.9% year-on-year in local currency), and the lower inbound revenues affected by lower interconnection tariffs.

•	Fixed telephony revenues totaled 3,613 million euros, down by 12.4% in reported terms, as a result mainly of the depreciation of the Brazilian real. In local currency, revenues were down by 4.2%. This decrease was attributable in part to the lower retail fixed-mobile tariff, which reduced fixed revenues despite the stable client base and higher minute bundling plans. This was partially offset by the increase of the broadband and new services revenues (up by 4.0% in local currency) helped by the increase of accesses connected with fiber, with a higher ARPU, and the growth of the Pay TV accesses.

The mobile ARPU accounted to 7.3 euros in 2014, down 9.1% in reported terms and 0.6% year-on-year in organic terms, mainly as a consequence of the reduction of the mobile termination rates. We believe that the better quality of the clients’ base is reflected in an increase of the outbound ARPU and a 16.0% growth of the data ARPU.

TELEFÓNICA BRAZIL	2013	2014	%YoY	%Local Currency YoY
Voice Traffic (millions of minutes)	115,698	127,412	10.1%	10.1%
ARPU (EUR)	8.0	7.3	(9.1%)	(0.6%)
Prepay	4.5	3.9	(12.4%)	(4.3%)
Contract (1)	18.8	15.7	(16.5%)	(8.7%)
Data ARPU (EUR)	2.5	2.6	6.1%	16.0%
% non-SMS over data revenues	67.0%	77.4%	10.4 p.p.	10.4 p.p.
Notes:
(1) Excludes M2M.

OIBDA was 3,543 million euros in 2014, a fall of 10.1% in reported terms as a result mainly of the depreciation of the Brazilian real and, to a lesser extent, restructuring costs incurred in 2014 and lower proceeds from the sale of towers. In organic terms, OIBDA grew by 0.9%. This growth was attributable in part to the decrease in personnel expenses (-4.2% year-on-year in organic terms) as a result of the various restructuring plans and voluntary redundancy programs carried out in 2013 and the decrease in supplies (-6.3% year-on-year in organic terms). In addition, in 2014 there were lower interconnection costs due to regulatory changes and lower handset consumption.

The OIBDA margin stood at 31.5% in 2014 in reported terms, down 0.7 percentage points compared to 2013.

TELEFÓNICA HISPANOAMÉRICA

The below table shows the evolution of accesses in Telefónica Hispanoamérica in 2013 and 2014.

ACCESSES
Thousands of accesses	2013	2014	%YoY
Fixed telephony accesses (1) (2)	13,778.5	13,374.4	(2.9%)
Internet and data accesses	5,137.7	5,433.8	5.8%
Narrowband	33.4	25.2	(24.5%)
Broadband	5,074.9	5,379.4	6.0%
Other	29.4	29.2	(0.6%)
Mobile accesses	107,266.9	110,346.5	2.9%
Prepay (3) (4)	84,524.1	86,698.0	2.6%
Contract	22,742.7	23,648.5	4.0%
Pay TV	2,133.5	2,431.9	14.0%
Final Clients Accesses	128,316.6	131,586.6	2.5%
Wholesale Accesses	22.7	16.4	(27.6%)
Total Accesses T. Hispanoamérica	128,339.3	131,603.0	2.5%
Notes:
(1) In the first quarter of 2014, 45 thousand fixed wireless inactive accesses were disconnected in Mexico.
(2) In 2014, fixed telephony accesses include 50 thousand “fixed wireless” additional customers in Peru.
(3) In the first quarter of 2014, 1.9 million inactive accesses were disconnected in Mexico.
(4) In the fourth quarter of 2014, 1.8 million inactive accesses were disconnected in Central America

The table below shows the evolution of Telefónica Hispanoamérica’s results in 2013 and 2014:

Millions of euros
TELEFÓNICA HISPANOAMÉRICA	2013	2014	%Reported YoY	%Organic YoY (1)
Revenues	16,855	13,155	(22.0%)	14.6%
Mobile Business	13,020	9,578	(25.7%)	16.5%
Mobile service revenues	11,510	8,454	(25.7%)	17.5%
Fixed Business	4,272	3,604	(10.1%)	8.4%
Other income	238	254	6.8%	32.6%
Supplies	(4,983)	(3,841)	(22.9%)	4.9%
Personnel expenses	(1,746)	(1,525)	(12.7%)	21.1%
Other expenses	(4,833)	(3,975)	(17.7%)	21.1%
OIBDA	5,531	4,068	(26.5%)	16.4%
OIBDA Margin	32.8%	30.9%	(1.9 p.p.)	0.5 p.p.
Depreciation and amortization	(2,524)	(2,034)	(19.4%)	5.3%
Operating income (OI)	3,007	2,034	(32.4%)	24.8%
CapEx	3,118	2,842	(8.8%)	29.1%
OpCF (OIBDA-CapEx)	2,413	1,226	(49.2%)	2.2%
(1) See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations

As explained above, year-on-year changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.

With respect to Telefónica Hispanoamérica, we have made the following adjustments in order to calculate 2014/2013 variations in organic terms:

•	Foreign exchange effects and the impact of hyperinflationary adjustments in Venezuela:

We have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates in 2014 and 2013. In particular, we have used the average foreign exchange rates of 2013 for both years.

Foreign exchange rates had a negative impact on our reported 2014 Telefónica Hispanoamérica results, mainly due to the depreciation of various Latin American currencies versus the euro, in particular the Argentine peso and the Venezuelan bolívar.

We have also excluded the impact of hyperinflationary adjustments in Venezuela by reversing such adjustments.

•	Restructuring costs:

We have excluded the impact of certain restructuring costs associated with certain simplification processes implemented in Telefónica Hispanoamérica. In 2014, restructuring costs totaled 99 million euros. No restructuring costs were excluded from our 2013 results to calculate organic variations.

•	Results of tower sales:

The results attributable to the sale of towers in 2014 and 2013 have been excluded, which totaled 4 million euros in 2014 and 11 million euros in 2013.

•	Spectrum acquisition:

We have excluded the impact of spectrum acquisitions in 2014 and 2013. In 2014, these acquisitions totaled 405 million euros and related to Telefónica Argentina (168 million euros), Telefónica Colombia (111 million euros) and Telefónica Venezuela and Central America (126 million euros). In 2013 these acquisitions amounted to 251 million euros.

The table below shows 2014/2013 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)

TELEFÓNICA HISPANOAMÉRICA 2014	%Reported YoY	%Organic YoY	Exchange rate effect and Hyperinflation	Restructuring Costs	Towers sale	Spectrum acquisition
Revenues	(22.0%)	14.6%	(36.1)	--	--	--
Other income	6.8%	32.6%	(18.9)	--	(4.5)	--
Supplies	(22.9%)	4.9%	(27.6)	--	--	--
Personnel expenses	(12.7%)	21.1%	(39.5)	6.3	--	--
Other expenses	(17.7%)	21.1%	(38.2)	--	(0.1)	--
OIBDA	(26.5%)	16.4%	(40.1)	(2.0)	(0.1)	0.0
CapEx	(8.8%)	29.1%	(50.6)	--	--	15.5
OpCF (OIBDA-CapEx)	(49.2%)	2.2%	(26.6)	(4.6)	(0.3)	(20.0)

Results Discussion

Revenues were 13,155 million euros in 2014, down 22.0% year-on-year in reported terms due mainly to the impact of changes in exchange rates and hyperinflation in Venezuela (which accounted for -36.1 p.p. of the evolution). In organic terms, revenues increased 14.6% year-on-year, due to the good evolution of mobile and fixed data revenues and mobile voice revenues, in both cases mainly due to customer base growth and higher data consumption along with higher data penetration, which offset the negative impact of the lower interconnection rates (which reduced growth by -1.6 p.p. year-on-year).

•	Mobile service revenues totaled 8,454 million euros in 2014, down 25.7% in reported terms mainly due to the impact of changes in exchange rates and hyperinflation in Venezuela. Excluding these impacts, mobile service revenues increased 17.5% year-on-year. Additional information on the evolution of mobile service revenues, on a by country basis, is provided below:

−	Argentina: mobile services revenues totaled 1,697 million euros, down 19.8% in reported terms due to the foreign exchange effect (which decreased growth by 39.1 p.p.). In local currency, these revenues increased by 19.3% due to the good evolution of voice and data revenues, despite the negative impact of certain changes implemented in our billing (which implies billing on a per second basis once a call’s first 30 seconds have elapsed), and higher network usage by customer and data penetration.

−	Peru: mobile service revenues totaled 1,250 million euros, up 7.8% in reported terms mainly due to the higher customer base and data massification (non-SMS data revenues were up 42.7% in 2014) and the launch of LTE which contributed to an increase in average revenues per client, which more than offset the impact of changes in exchange rates (which decreased growth by 5.6 p.p.). In local currency, revenues increased 13.4%.

−	Mexico: service revenues totaled 1,413 million euros, up 5.4% in reported terms due to the favorable regulatory interconnection terms which allowed the company to launch new competitive offers which boosted the customer consumption level in both voice and data. This increase was partially offset by the foreign exchange effect (which decreased growth by 4.6 p.p.). In local currency, revenues grew 10.0%.

−	Venezuela and Central America: mobile service revenues totaled 1,305 million euros, down 65.1% in reported terms mainly due to the foreign exchange effects and hyperinflation in Venezuela. Excluding the foreign exchange effects and hyperinflation in Venezuela, mobile service revenues were up by 36.8% year-on-year mainly due to a tariffs increase of up to 25% in Venezuela, since July 2014, in all services and a mobile data services expansion driven by non-SMS revenues growth (+43.4% year-on-year excluding the foreign exchange effects and hyperinflation in Venezuela), which represented 74.0% of data revenues (+10.5 p.p. year-on-year excluding the foreign exchange effects and hyperinflation in Venezuela).

Data revenues in the region totaled 2,676 million euros in 2014, down 24.4% in reported terms as a result mainly of the adverse impact of changes in exchange rates and hyperinflation in Venezuela. Excluding the foreign exchange effects and hyperinflation in Venezuela, data revenues were up 23%, mainly driven by non-SMS data revenues (+43.4% excluding the foreign exchange effects and hyperinflation in Venezuela) which represented 74.0% of data revenues (+11 p.p. year-on-year excluding the foreign exchange effects and hyperinflation in Venezuela).

•	Fixed business revenues totaled 3,604 million euros in 2014, down 10.1% in reported terms as a result mainly of the adverse impact of changes in exchange rates and hyperinflation in Venezuela. Excluding the foreign exchange effects and hyperinflation in Venezuela, these revenues increased 8.4% driven by broadband and new services revenues (+16.2% excluding the foreign exchange effects and hyperinflation in Venezuela). Broadband and new services revenues represented 60.0% of fixed revenues (+5 p.p. year-on-year excluding the foreign exchange effects and hyperinflation in Venezuela). Argentina in particular, experienced an acceleration of the fixed business with strong growth in access and voice revenues (which led to an ARPU increase).

ARPU was up by 10.6% in 2014 excluding the foreign exchange effects and hyperinflation in Venezuela, due to the data ARPU increase (+16.0% year-on-year) resulting from higher volume of minutes per client (+5.4%). Data traffic also increased (+65.3%). This growth was mainly driven by higher smartphones penetration and higher average consumption per access.

OIBDA totaled 4,068 million euros in 2014, down 26.5% in reported terms as a result mainly of the adverse impact of changes in exchange rates and hyperinflation in Venezuela. In organic terms, OIBDA increased by 16.4% as higher revenues registered in 2014 more than offset higher expenses, which were mainly attributable to:

•	higher commercial costs, due to higher handset costs as a result of higher high-end handset sales (which more than offset lower interconnection costs resulting from the mobile termination rates reductions in Chile, Colombia, Peru and Mexico);

•	higher personnel costs driven by increases in inflation in some countries of the region; and

•	higher costs related to commercial campaigns and higher network costs due to the increased voice and data traffic.

Set forth below is additional information on OIBDA on a country basis:

•	Argentina: OIBDA reached 802 million euros, down by 17.9% in reported terms mainly due to the exchange rate effect. In local currency, OIBDA increased by 22.1% as higher revenues more than offset the higher costs. Higher costs were attributable to the overall prices increase, although Telefónica continued to carry out cost containment plans in order to offset the inflation effect.

•	Peru: OIBDA reached 844 million euros, down by 3.5% in reported terms mainly due to higher costs, which impact was partially offset by the exchange rate effect. In local currency, OIBDA increased by 1.4% mainly due to the higher services revenues that offset the higher commercial costs resulting from higher competitive pressure in the Peruvian market.

•	Venezuela and Central America: OIBDA reached 463 million euros, down by 73.4% in reported terms mainly due to the exchange rate effect and the hyperinflation in Venezuela. Excluding these impacts OIBDA grew 21.1% mainly due to higher service revenues that offset the overall rise of prices and the higher purchases in U.S. dollars for services and equipment purchases, both affected by the negative impact of currency devaluation in Venezuela.

OIBDA margin was 30.9% in 2014, decreasing 1.9 percentage points year-on-year in reported terms as a result mainly of the impact of changes in exchange rates and hyperinflation in Venezuela.

Our services and products

Mobile business

Telefónica offers a wide variety of mobile and related services and products to personal and business customers. Although they vary from country to country, Telefónica’s principal services and products are as follows:

•	Mobile voice services: Telefónica’s principal service in all of its markets is mobile voice telephony.

•	Value added services: Customers in most of the markets have access to a range of enhanced mobile calling features, including voice mail, call hold, call waiting, call forwarding and three-way calling.

•	Mobile data and Internet services: Current data services offered include Short Messaging Services, or SMS, and Multimedia Messaging Services, or MMS, which allow customers to send messages with images, photographs, sound recordings and video recordings. Customers may also receive selected information, such as news, sports scores and stock quotes. Telefónica also provides mobile broadband connectivity and Internet access. Through mobile Internet access, customers are able to send and receive e-mail, browse the Internet, download games, purchase goods and services in m-commerce transactions and use Telefónica’s other data and software services.

•	Wholesale services: Telefónica has signed network usage agreements with several MVNOs in different countries.

•	Corporate services: Telefónica provides business solutions, including mobile infrastructure in offices, private networking and portals for corporate customers that provide flexible online billing.

•	Roaming: Roaming agreements allow Telefónica customers to use their mobile handsets when they are outside their service territories, including on an international basis.

•	Fixed wireless: Telefónica provides fixed voice telephony services through mobile networks in Brazil, Venezuela, Argentina, Peru, Mexico, Ecuador, El Salvador, Guatemala and Nicaragua.

•	Trunking and paging: Telefónica provides digital mobile services for closed user groups of clients and paging services in Spain and most of its operations in Latin America.

Fixed-line telephony business

The principal services Telefónica offers in its fixed businesses in Europe and Latin America are:

•	Traditional fixed telecommunication services: Telefónica’s principal traditional fixed telecommunication services include PSTN lines; ISDN accesses; public telephone services; local, domestic and international long-distance and fixed-to-mobile communications services; corporate communications services; supplementary value added services (including call waiting, call forwarding, voice and text messaging, advanced voicemail services and conference-call facilities); video telephony; business oriented value-added services; intelligent network services; leasing and sale of handset equipment; and telephony information services.

•	Internet and broadband multimedia services: The principal Internet and broadband multimedia services include Internet service provider service; portal and network services; retail and wholesale broadband access through ADSL, naked ADSL (broadband connection without the monthly fixed line fee); narrowband switched access to Internet for Universal Service, and other technologies. Telefónica also offers high-speed Internet services through fiber to the home (FTTH) in certain markets (primarily Spain, Brazil and Chile) and VDSL-based services (primarily Spain and Germany). Telefónica also offers VoIP services in some markets.

•	Data and business-solutions services: the data and business-solutions services principally include leased lines; virtual private network, or VPN, services; fiber optics services; the provision of hosting and application, or ASP, service, including web hosting, managed hosting, content delivery and application, and security services; outsourcing and consultancy services, including network management, or CGP; and desktop services and system integration and professional services.

•	Wholesale services for telecommunication operators: the wholesale services for telecommunication operators principally include domestic interconnection services; international wholesale services; leased lines for other operators~~'~~’ network deployment; and local loop leasing under the unbundled local loop regulation framework). It also includes bit stream services, bit stream naked, wholesale line rental accesses and leased ducts for other operators’ fiber deployment.

Digital services

The main highlights in services developed by Telefónica Digital are:

•	Video/TV services: IPTV services (Internet protocol), over-the-top network television services, and cable and satellite TV. In certain markets, advanced pay TV services are offered, such as high-definition TV (HDTV), Multiroom (allowing clients to watch different TV channels in different rooms) and Digital Video Recording (DVR).

•	M2M: The Telefónica M2M Portfolio includes both Horizontal Services where the managed connectivity platforms “Smart M2M” and “Jasper” are the key pillars and end-to-end solutions (including Transport, Connected Car, Utilities, Energy Efficiency, Industry Telemetry, Retail and Smart Cities among others) where Telefónica delivers full solutions “device + connectivity + application”.

•	e-Health services or telecare: Set of services that help to support usual healthcare practice through electronic and communication processes, that lead to healthcare sector costs and time optimization for all agents involved, workers and patients. They include remote chronic patient management, telecare services allowing tele-assistance through connectivity services, emergencies and medical appointments management and Digital Imaging.

•	Financial services and other payment services: These services allow merchants and financial institutions to make and receive payments.

•	Security services: A broad set of facilities and services (Managed Security, Cloud and Comms Security, Cybersecurity (threats, vulnerabilities and antifraud platforms)) which aim to protect information stored in different end customers’ devices and networks from unauthorized access, use, disclosure, disruption or destruction, and including 11Paths developed services such as Latch, FaasT, Metashield or Tacyt.

•	Cloud computing services: Telefónica offers a broad set of products and services to large enterprises which are focused on “Managed Services” and aim to build fully managed infrastructure environments and manage the complex tools and applications that run on top of the IT infrastructure, and small and medium-sized businesses including different SaaS bundles services with communications services that aim to expand customer digital presence (“Smarter Selling + Serving”) and increase the employees’ productivity and collaboration (“Smarter Working”).

•	Advertising: Portfolio of marketing channels that third party brands can use to acquire and engage with customers. Traditional channels such as messaging may be utilized alongside new channels like programmatic display and sponsored connectivity. These are powered by our in-house technologies; SMS, bulk SMS, mobile portals- and fuelled by our customer data.

•	Big Data: Includes the product “Smart Steps” which helps retailers, municipalities and public security bodies to understand the influx of people. Anonymous mobile data network and aggregates are used to calculate the influx of people in an area. Telefónica also offers B2B opt-in services to the financial sector (Risk Management) for improving fraud prevention and credit scoring in Brazil, United Kingdom and Chile. Recently a Smart Steps joint venture has been launched with China Unicom based out of Beijing to sell data insights in China.

•	Future Communications: Includes “TU Go”, Movistar’s exclusive application that lets clients have the same number on all their devices and communicate among such devices via Wi-Fi.

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

To compete effectively with our competitors, we need to successfully market our products and services and to anticipate and respond to various competitive factors affecting the relevant markets, such as the introduction of new products and services, different pricing strategies and changes in consumer preferences. See “Risk Factors – Risks Relating to the Group’s Industry – The Company may not be able to adequately foresee and respond to technological changes and sector trends.”

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

On January 28, 2011, China Unicom completed its acquisition of 21,827,499 Telefónica shares.

On June 10, 2012, Telefónica, S.A. through its 100% subsidiary, Telefónica Internacional, S.A.U., and China United Network Communications Group Company Limited (“Unicom Parent”) through a 100% owned subsidiary, signed an agreement for the acquisition by this last company of 1,073,777,121 shares of China Unicom-Hong Kong-Limited, owned by Telefónica, equivalent to 4.56% of the issued share capital of China Unicom.

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

Recently a Smart Steps joint venture has been launched with China Unicom based out of Beijing to sell data insights in China.

As of the date of this Annual Report, Telefónica’s shareholding in China Unicom amounts 2.51% of its capital stock. Furthermore, Mr. César Alierta, chairman of Telefónica, S.A. is a member of the Board of Directors of China Unicom while Mr. Wang Xiaochu, chairman of China Unicom, is a member of the Board of Directors of Telefónica.

Telecom Italia

Through a series of transactions from 2007 to 2009, Telefónica acquired an indirect holding of 10.49% in the voting shares of Telecom Italia (7.21% of the dividend rights) through its holdings in Telco, S.p.A. (“Telco”).

On June 16, 2014, the Italian shareholders of Telco (Assicurazioni Generali S.p.A., Intesa Sanpaolo, S.p.A. Mediobanca, S.p.A.) requested the initiation of the process of demerger of such company, as provided in the shareholders’ agreement.

The implementation of such demerger process, which was approved by the General Shareholders’ Meeting of Telco held on July 9, 2014, was subject to obtaining all the required anti-trust and telecommunications approvals (including in Brazil and Argentina). Once the aforementioned approvals were obtained, the demerger deed was executed on June 17, 2015, becoming effective on June 18, 2015 after its registration in the Madrid Mercantile Registry. As a consequence of the demerger, the Telecom Italia ordinary shares held by Telco – which represented 22.3% of the company’s ordinary share capital – were allocated as follows: 14.72% to Telco TE, S.p.A., a newly created company owned by Telefónica; 4.31% to a newly created company owned by the Generali group; and 1.64% to each of the newly created companies owned by Intesa Sanpaolo and Mediobanca respectively.

Moreover, the shareholders’ agreement in force between the shareholders of Telco ceased to have effect on June 18, 2015.

In accordance with the regulatory and competition commitments it had assumed, Telefónica completed the divestment of its entire stake in Telecom Italia during this period.

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

Our subsidiaries were party to the following roaming agreements with Iranian telecommunication companies in 2015:

(1)	Telefónica Móviles España, S.A. (“TME”), our Spanish directly wholly-owned subsidiary, has respective roaming agreements with (i) Mobile Telecommunication Company of Iran (“MTCI”), (ii) MTN Irancell (“Irancell”), (iii) Taliya (“Taliya”), and (iv) Telecommunication Kish Co (“TKC”). During 2015 TME recorded the following revenues related to these roaming agreements: (i) 137,997.05 euros from MTCI, (ii) 5,346.42 euros from Irancell, (iii) none from Taliya and (iv) 6.94 euros from TKC.

TME also holds a Roaming Hub through its 55% directly-owned subsidiary, Link2One, a.e.i.e. (“L2O”). L2O provides a roaming hub service to Irancell enabling the latter to maintain a relationship with other members of the hub. Some members of the hub are also entities of the Telefónica Group. Under this roaming hub service, for 2015, L2O has billed Irancell 158,957.38 euros.

(2)	Telefónica Germany GmbH & Co. OHG (“TG”), our German 63.22% indirectly-owned subsidiary, has a roaming agreement with MTCI. TG recorded 249,902.03 euros in roaming revenues under this agreement in 2015.

(3)	Telefónica UK Ltd (“TUK”), our English directly wholly-owned subsidiary, has a roaming agreement with Irancell. TUK recorded 3.65 euros in roaming revenues under this agreement in 2015.

(4)	Telefónica Argentina, S.A. and Telefónica Móviles Argentina, S.A. (together “TA”), our Argentinean directly wholly-owned subsidiaries, have a roaming agreement with Irancell. TA recorded 61.37 euros in roaming revenues under this agreement in 2015.

(5)	E-Plus Mobilfunk GmbH (“E-Plus”), our German 100% indirectly-owned subsidiary, has respective roaming agreements with MTCI, Irancell and Taliya. During 2015, E-Plus recorded 4,303.13 euros from Irancell.

(6)	Telefônica Brasil, S.A. (“TB”), our Brazilian 73.68% indirectly owned subsidiary, has a roaming agreement with Irancell. TB recorded no revenues under this agreement in 2015.

(7)	Pegaso Comunicaciones y Sistemas, S.A. de C.V. (“PCS”), our Mexican directly wholly-owned subsidiary, has a roaming agreement with Irancell. PCS recorded no revenues under this agreement in 2015.

(8)	Telefónica Celular de Nicaragua, S.A. (“TCN”), our Nicaraguan 60% indirectly-owned subsidiary, has a roaming agreement with Irancell. TCN recorded no revenues under this agreement in 2015.

The net profit recorded by our subsidiaries pursuant to these agreements did not exceed the related revenues recorded thereunder.

The purpose of all of these agreements is to provide our customers with coverage in areas where we do not own networks. For that purpose, we intend to continue maintaining these agreements.

International Carrier Agreement with Iran

Telefónica de España, S.A.U. (“TES”) our Spanish directly wholly-owned subsidiary has an international carrier agreement with Telecom Infrastructure Company of Iran (“TICI”).

Pursuant to this agreement, both companies interconnect their networks to allow for international exchange of telephone traffic. TES recorded 4,569.00 euros in revenues under this agreement in 2015. The net profit recorded by TES pursuant to this agreement did not exceed such revenues.

The purpose of this agreement is to allow exchange of international telephone traffic. Consequently, we intend to continue maintaining this agreement.

C. Organizational Structure

See “—History and Development of the Company” and “—Business Overview”.

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

Following market trends, competitive environments, evolution of technologies and new multimedia and broadband services demanded by our customers, we have upgraded our networks in recent years in the following manners:

•	progressive introduction of broadband access technologies over copper: ADSL, ADSL2+, VDSL2, etc., increasing the bandwidth capacity provided to our broadband clients several times in the last ten years;

•	introduction of fiber access technologies (xPON) across different deployment scenarios: fiber to the home (FTTH), fiber to the building (FTTB), fiber to the curb (FTTC), fiber to the node (FTTN), etc., increasing the access speed up to 300 Mbps;

•	service support based on powerful Internet Protocol/ Multiprotocol Label Switching (IP/MPLS) backbones, providing full connectivity to the rest of the network layers, such as access and control, to support services for business and customer market segments (fixed and mobile);

•	migration of the legacy time division multiplexing (TDM) switching networks (PSTN and ISDN) to new generation network (NGN) over all-IP packet networks;

•	migration from legacy transport technologies, such as asynchronous transfer mode (ATM), frame relay (FR), low-rate leased lines, plesiochronous digital hierarchy (PDH) and synchronous digital hierarchy (SDH), to the new generation of optical transport ones, such as dense wavelength division multiplexing (DWDM), coarse wavelength division multiplexing (CWDM) and new generation-synchronous digital hierarchy (NG-SDH);

•	introduction of IMS (Internet Multimedia Subsystem) to simplify the control of the network and ease the deployment of new services over the all-IP converged network;

•	empowerment of the intelligence of the network to better manage its use, to avoid saturations and frauds and to identify new business opportunities;

•	convergence of fixed and mobile networks, services and support systems from both technological and operational points of view; and

•	deployment of new services such as Pay TV, to customers connected through broadband accesses in Spain, Chile and Brazil.

Mobile Networks

We operate mobile networks in Spain, the United Kingdom, Germany, Brazil, Argentina, Venezuela, Chile, Peru, Colombia, Mexico, Guatemala, Panama, El Salvador, Nicaragua, Costa Rica, Ecuador and Uruguay.

We use a number of mobile technologies in the countries in which we operate, namely: GSM, UMTS and LTE in Spain, the United Kingdom, Germany and Latin America. We continue the work of upgrading our mobile networks in line with market trends, the demand of new services from customers and the evolution of technologies. The main steps we are currently taking include:

•	evolution of broadband into mobile access using technologies such as HSUPA/HSPA+ and LTE;

•	deployment of new services such as mobile television and distribution services for next generation music, video and games;

•	exploration of the adequacy of new technologies such as HSPA and LTE to provide mobile accesses with increased bandwidth, in particular:

-	HSPA: we have extended our coverage up to the majority of the urban/suburban areas, and we have increased the capacity of the network by upgrading the network technology to the latest available releases of UMTS standards 3GPP REL 6, REL 7 and REL 8;

-	LTE: together with main vendors and sharing experience with other operators, we are exploiting the opportunities that LTE brings to create higher capacity at lower relative cost by user/traffic unit. We are now expanding the capacity of LTE networks in all operations, and we are planning the deployment of LTE-Advanced, the evolved version of LTE, in the coming years.

•	convergence of fixed and mobile networks, services and support systems from both technological and operational points of view.

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

On February 10, 2016, Telefónica announced the creation of Telxius, a company which brings together certain infrastructure assets of the Group, which will enable the management of the Telefónica Group’s infrastructure on a global scale with a more specialized and focused approach, with the aim of increasing the services provided to other operators, improving the return on capital invested and allowing Telxius to participate more actively in the growth opportunities that exist in the industry, including the possibility of incorporating third party assets.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Presentation of Financial Information

The information in this section should be read in conjunction with our Consolidated Financial Statements and the notes thereto, included elsewhere in this Annual Report. Our Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB. See also “Presentation of Certain Financial Information―Retrospective revisions”.

Following our signing of an agreement on March 24, 2015 with Hutchison for the sale and purchase of the entire issued share capital of Telefónica Europe plc and the reclassification of the results attributable to our operations in the United Kingdom as discontinued operations, our segments were revised as follows: Telefónica Spain, Telefónica Brazil, Telefónica Germany and Telefónica Hispanoamérica (formed by the Group’s operators in Argentina, Chile, Peru, Colombia, Mexico, Venezuela and Central America, Ecuador and Uruguay). These segments include the information related to wireline, wireless, DSL, TV, and other digital services provided in each country or countries. Any services not specifically included in these new segments are part of “Other companies and eliminations”.

Our prior organizational structure, which was approved by the Board of Directors of Telefónica, S.A. on February 26, 2014, was made up of one additional segment: Telefónica UK, which consisted of our operations in the United Kingdom. The Group’s segment results presented in this report have been revised for 2014 and 2013 to reflect the elimination of such segment.

In 2013, Telefónica created the role of the Chief Commercial Digital Officer, who is responsible for fostering revenue growth. On the cost side, the Company has strengthened the role of the Chief Global Resources Officer. Both Officers report directly to the Chief Operating Officer (COO), as well as the local operators in Spain, Brazil, Germany and the United Kingdom, in addition to the Hispanoamérica unit (which excludes Brazil).

Non-GAAP financial information

Operating income before depreciation and amortization

Operating income before depreciation and amortization, or OIBDA, is calculated by excluding depreciation and amortization expenses from our operating income in order to eliminate the impact of generally long-term capital investments that cannot be significantly influenced by our management in the short-term. Our management believes that OIBDA is meaningful for investors because it provides an analysis of our operating results and our segment profitability using the same measure used by our management. OIBDA also allows us to compare our results with those of other companies in the telecommunications sector without considering their asset structure. We use OIBDA to track our business evolution and establish operational and strategic targets. OIBDA is also a measure commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry. OIBDA is not an explicit measure of financial performance under IFRS and may not be comparable to other similarly titled measures for other companies. OIBDA should not be considered an alternative to operating income as an indicator of our operating performance, or an alternative to cash flows from operating activities as a measure of our leverage.

The following table provides a reconciliation of our OIBDA to operating income for the periods indicated.

Year ended December 31,
Millions of euros	2013	2014	2015
Operating income before depreciation and amortization	17,477	13,781	11,414
Depreciation and amortization expense	(8,616)	(7,431)	(8,517)
Operating income	8,861	6,350	2,897

The following tables provide a reconciliation of OIBDA to operating income for us and each of our business areas for the periods indicated.

2015
Millions of euros	Telefónica Spain	Telefónica Germany	Telefónica Brazil	Telefónica Hispanoamérica	Other companies and eliminations	Total Group
Operating income before depreciation and amortization	2,336	1,858	3,573	4,356	(709)	11,414
Depreciation and amortization expense	(1,898)	(2,128)	(1,916)	(2,241)	(334)	(8,517)
Operating income	438	(270)	1,657	2,115	(1,043)	2,897

2014
Millions of euros	Telefónica Spain	Telefónica Germany	Telefónica Brazil	Telefónica Hispanoamérica	Other companies and eliminations	Total Group
Operating income before depreciation and amortization	5,671	733	3,543	4,068	(234)	13,781
Depreciation and amortization expense	(1,805)	(1,426)	(1,762)	(2,034)	(404)	(7,431)
Operating income	3,866	(693)	1,781	2,034	(638)	6,350

2013
Millions of euros	Telefónica Spain	Telefónica Germany	Telefónica Brazil	Telefónica Hispanoamérica	Other companies and eliminations	Total Group
Operating income before depreciation and amortization	6,340	1,308	3,940	5,531	358	17,477
Depreciation and amortization expense	(1,903)	(1,231)	(2,109)	(2,524)	(849)	(8,616)
Operating income	4,437	77	1,831	3,007	(491)	8,861

Net financial debt and net debt

We calculate net financial debt by deducting the positive mark-to-market value of derivatives with a maturity beyond one year from the relevant balance sheet date and other interest-bearing assets (each of which are components of non-current financial assets in our consolidated statement of financial position), current financial assets and cash and cash equivalents from the sum of (i) current and non-current interest-bearing debt (which includes the negative mark-to-market value of derivatives with a maturity beyond one year) and (ii) other payables (a component of non-current trade and other payables in our consolidated statement of financial position). We calculate net debt by adding to net financial debt those commitments related to employee benefits. We believe that net financial debt and net debt are meaningful for investors because they provide an analysis of our solvency using the same measures used by our management. We use net financial debt and net debt to calculate internally certain solvency and leverage ratios used by management. Neither net debt nor net financial debt as calculated by us should be considered an alternative to gross financial debt (the sum of current and non-current interest-bearing debt) as a measure of our leverage.

The following table provides a reconciliation of our net financial debt and net debt to gross financial debt at the dates indicated:

Millions of euros	12/31/2015	12/31/2014	12/31/2013
Non-current interest-bearing debt	47,117	50,688	51,172
Current interest-bearing debt	12,953	9,094	9,527
Gross financial debt	60,070	59,782	60,699
Non-current trade and other payables	1,073	1,276	1,145
Current trade and other payables	462	210	99
Non-current financial assets	(5,793)	(6,267)	(4,468)
Trade and other receivables	(321)	(453)	−
Current financial assets	(2,971)	(2,932)	(2,117)
Cash and cash equivalents	(2,599)	(6,529)	(9,977)
Net financial debt	49,921	45,087	45,381
Net commitments related to employee benefits	3,668	1,976	2,270
Net debt	53,589	47,063	47,651

Net financial debt as of December 31, 2015 is calculated from gross financial debt by including certain current and non-current trade and other payables totaling 1,535 million euros and subtracting 2,599 million euros of “Cash and cash equivalents”, 2,971 million euros of “Current financial assets”, 321 million euros of “Trade and other receivables” with a maturity of less than one year and 5,793 million euros of certain investments in financial assets with a maturity of over one year, included in the consolidated statement of financial position under “Non-current financial assets”. Net financial debt does not include non-current financial assets that cover net commitments related to employee benefits, even though they are included in the net commitments related to employee benefits (see Note 13.a to our Consolidated Financial Statements). After adjustment for these items, net financial debt at December 31, 2015 amounted to 49,921 million euros, with an increase of 10.7% from 2014 (45,087 million euros at December 31, 2014).

Organic variations

Year-on-year changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis, by considering a constant perimeter of consolidation and constant exchange rates and by making certain other adjustments which are described in “Item 4. Information on the Company — Business Overview — Financial Results.” “Organic” is not a term defined in IFRS and “organic” measures included herein may not be comparable to similar measures presented by other companies. In addition, “organic” variations are not a substitute for reported variations.

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

Exchange rate used to remeasure the financial statements of our Venezuelan subsidiaries

As of December 31, 2015, there were multiple exchange mechanisms and three published exchange rates legally available in Venezuela. We review, on a regular basis, the economic conditions in Venezuela and the specific circumstances of our Venezuelan operations. Assessment of the exchange rate that better reflects the economics of Telefónica’s business activities in Venezuela relies on several factors and is performed considering all the information available at the closing date, involving the use of estimates, where significant management judgment is required.

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

During 2015, global activity slowed slightly compared to 2014 and recent developments suggest that growth in 2016 is going to be very similar to 2015. The European Union is showing signs of turning the corner from recession to recovery due to the improvement of internal demand, especially in Spain and in the United Kingdom. Despite the positive fundamentals in both economies, political uncertainty in Spain and in the United Kingdom due to the proposed EU membership referendum, could add risks to this outlook depending on their outcome.

In Latin America, economic growth in 2016 is expected to be higher than in 2015, although the growth rates are expected to be significantly lower than those achieved before the recession. Moreover, commodity prices, especially oil, are expected to pose downward risks to the external accounts balances and to activity growth in the region. Additionally, a faster monetary normalization in the United States could have an impact on inward external flows, making financing conditions in Latin American countries more stringent, which would affect household private consumption negatively.

Operating environment by country

Spain

In 2015, Spanish GDP expanded by 3.2% (according to Consensus Economics Forecast (“CFe”), an independent research firm), compared with a positive growth rate of 1.4% in 2014 and a contraction on average of 1.3% per year in 2009-2013.

This performance was explained by a positive evolution of internal demand, with household consumption increasing 3.2% in 2015 (CFe), compared to a 1.2% increase in 2014 and a contraction on average of -2.0% per year during 2009-13.

Investment also showed positive growth in 2015, for the second consecutive year in a row, at a rate of 6.1% (CFe) compared to 3.5% growth in 2014 and the 8.2% annual decline experienced on average in 2009-13. Inflation was -0.1% in 2015, compared with -1.1% and 0.3% in 2014 and 2013, respectively.

The current account surplus for 2015 was 1.2% of GDP (CFe), compared with 1.0% of GDP in 2014 and 1.5% in 2013.

The unemployment rate continued its downward trend in 2015 after the 26.9% peak reached in the first quarter of 2013. The unemployment rate was 20.9% at the end of 2015, less than the 23.7% reached in 2014.

United Kingdom

In 2015, the British economy, measured in terms of GDP, grew by an estimated 2.3% (CFe) compared with a growth rate of 2.9% in 2014 and 2.2% in 2013.

Fixed capital investment increased by an estimated 4.3% in 2015 (CFe), compared with an increase of 7.3% in 2014, and 2.6% in 2013. Private consumption grew by 2.9% (CFe), compared with a growth rate of 2.6% and 1.9% in 2014 and 2013, respectively.

The CPI increased by 0.2% in 2015, compared with 0.5% in 2014 and 2.0% in 2013, driven by downward pressures from energy prices and past exchange rate appreciation.

The positive performance of economic growth has had a favorable impact on the unemployment rate, which reached 5.4% in 2015 (CFe) on average, compared with an average annual rate of 6.2% in 2013 and 7.3% in 2012.

Germany

In 2015, the German economy grew by 1.6%, after growing at the same rate in 2014 and at 0.4% in 2013.

The economic growth recovery in 2015 and 2014 was mainly due to a positive contribution of the internal demand, specially private consumption that showed the highest growth rate in the last decade (1.9% in 2015 (CFe)), which offset the negative contribution of the external sector to GDP growth.

In December 2015 the CPI rate reached 0.3% year-on-year (compared with 0.9% in 2014 and 1.5% in 2013), and the unemployment rate stood at 6.4%, compared with 6.7% in 2014 and 6.9% in 2013.

Brazil

Brazilian GDP decreased approximately 3.7% in 2015 (CFe), following increases of 0.1% in 2014 and 3.0% in 2013, according to the Brazilian Geography and Statistics Institute. Investments contracted by approximately 15.0% in 2015, after a decrease of 4.5% in 2014. Household consumption growth decreased by approximately 3.5% in 2015, from 1.3% growth in 2014.

Inflation, as measured by the IPCA, increased by 10.7% in 2015 (above the inflation target established by the Brazilian Central Bank of 4.5% and above its range of tolerance), compared to 6.4% in 2014 and 5.9% in 2013. Due to increasing inflation, the basic interest rate, the Special Clearance and Escrow System rate (Selic rate), was raised from 11.75% at the end of 2014 to 14.25% at the end of 2015.

The current account deficit reached 58.9 billion U.S. dollars in 2015, compared to 104.2 billion U.S. dollars in 2014 and 74.8 billion U.S. dollars in 2013. In 2015, this deficit was financed by capital inflows, such as foreign direct investments, of 75.1 billion U.S. dollars, and portfolio investments, of 18.5 billion U.S. dollars. International reserves decreased by 5.3 billion U.S. dollars in 2015, to a level of 368.7 billion U.S. dollars.

With the worsening of most domestic economic data, especially those regarding government accounts, the country risk increased. The J.P. Morgan Emerging Markets Bond Index Plus (EMBI + Brazil) reached 487 basis points at the end of 2015, up from 265 basis points at the end of 2014 and 238 basis points at the end of 2013.

The Brazilian real continued to depreciate in 2015. It depreciated against the U.S. dollar by 47.0%, reaching an exchange rate of 3.90 reais per one (1) U.S. dollar on December 31, 2015, compared to 2.66 reais per one (1) U.S. dollar on December 31, 2014 and to 2.34 reais per one (1) U.S. dollar on December 31, 2013.

Mexico

Mexico’s real GDP increased by an estimated 2.5% in 2015 (CFe), compared with a 2.3% and 1.4% growth in 2014 and 2013, respectively.

Inflation, as measured by the CPI, was 2.1% year-on-year in December 2015 compared with 4.1% in December 2014, below the Mexican Central Bank’s target of 3% and also within its tolerance range of 2% to 4%.

During 2015, exports decreased by 1.3%, private consumption increased by almost 3.1% and investment increased by 4.3% compared with 2014.

The current account balance posted a deficit of 31 billion U.S. dollars in 2015 –according to CFe- compared with 24 billion U.S. dollars in 2014 (2.7% and 1.9% of GDP, respectively).

On December 31, 2015, the exchange rate relative to the U.S. dollar was 17.18 Mexican pesos to the U.S. dollar (14.75 and 13.04 on December 31, 2014 and 2013, respectively).

Venezuela

The expectations about the worsening of economic conditions in Venezuela were confirmed with the recent release of official data. GDP fell by -4.5% year-on-year in the first nine months of 2015, after a negative performance of -3.9% year-on-year in 2014.The oil sector experienced a slight contraction of -0.9% year-on-year while the non-oil sector fell by -4.6% year-on-year. Nonetheless there were some sectors that showed growth in this period. For instance, Communications (+2.7%) and Government Services (+1.1%). Disaggregated by institutional sector, the GDP generated by the private sector declined by -7.1% in the first nine months of 2015.

Private consumption fell -6.7% in the first nine months of 2015 compared to the same period in 2014 and public consumption contracted -2.5% in the same period. Additionally, investments declined by -14.4%.

Additionally, exports declined by -51% year-on-year in the first nine months of 2015 and imports contracted by -17%. As of September 30, 2015, there was an accumulated trade balance deficit of 4,139 million U.S. dollars.

The inflationary spiral in Venezuela continues to accelerate its pace. The latest data released show an increase of prices of 141% year-on-year as of September 2015, which implies an acumulated variation of 108%. If the last quarter of 2015 recorded a similar evolution, the annual inflation in Venezuela could reach 190.7% year-on-year.

The unemployment rate reached 6% in December of 2015, compared to 5.5% at the end of 2014.

Chile

Chilean GDP expanded moderately at an estimated rate of 2.1% (CFe), marginally better than in 2014 (1.9%) but 3.2 percent points under the average annual growth rate for the 2010-2013 period (5.3%). Private consumption grew by an estimated 2.3% (Central Bank estimates) in 2015, marginally better than in 2014 (1.9%) but 5.6 percent points under the average annual growth rate for the 2010-2013 period. Investment growth remained almost flat in 2015 after contracting 6.1% in 2014. As most emerging economies, Chile faced headwinds from the international financial markets tightening, the decreasing commodity prices (especially copper prices) and the emerging/advanced capital flows reallocation. Domestically, a persistent slack of confidence and decreasing expectations also weighed negatively on expenditure decisions.

The labor market remained substantially resilient to the economic underperformance for a second year in a row. The unemployment rate reached 5.9% at the end of 2015, slightly lower than at the end of 2014 (6.0%) and among the lowest unemployment rates in the last decade. Nominal wages rose slightly higher than historical rates, in part, to compensate the loss in purchasing power due to the higher inflation.

Inflation, measured by CPI, reached 4.4% in 2015 compared with 4.6% in 2014 and 3.0% in 2013. Twelve-month inflation remained above the monetary policy target range (between 2% and 4%) during the whole year, capturing the impact of the Chilean Peso depreciation on local prices and of the indexation rules applied on prices of several services included in the CPI bundle. Core inflation (excluding food and energy) closed 2015 at 4.7%, 0.3 percentage points above total CPI growth.

The Chilean Central Bank raised its interest rate twice along the year from 3.0% to 3.5%. Given the higher inflation outcome, the Bank’s Council decided to reduce the monetary stimulus with a view to reducing inflation expectations so that they do not exceed the Bank’s long term target of 3%. The fiscal deficit is estimated to have risen up to 3.0% of GDP (CFe), climbing by 1.4 and 2.4 percentage points compared to deficits in 2014 and 2013 respectively. In an effort to stimulate domestic demand, government spending grew at its highest rate since the recession of 2009.

The trade balance surplus decreased from 7.7 billion U.S. dollars in 2014 to 4.1 billion U.S. dollars in 2015 mainly as a result of the copper prices downtrend and a reduced demand for Chilean no mining exports.

At the end of 2015, the nominal exchange rate was 707 Chilean Pesos per U.S. dollar, reflecting a year-over-year Chilean Peso depreciation of 16.5%. The exchange rate performance in 2015 was mainly explained by the turbulences in the global financial markets which in general punished emerging currencies. The fall in copper prices also contributed to the Chilean Peso weakening.

Argentina

Argentina’s GDP increased by an estimated 1.3% in 2015 (CFe), slightly above the 2014 growth rate (0.5%) but significantly below the average annual growth rate of approximately 8.5% achieved from 2003 through 2008, and 5.3% from 2009 to 2012.

The Argentine peso depreciated 53% relative to the U.S. dollar, closing at 12.94 Argentine pesos per U.S. dollar at the end of 2015 compared with 8.46 Argentine pesos per U.S. dollar at the end of 2014 and 6.52 Argentine pesos per U.S. dollar at the end of 2013.

The official CPI increased by an estimated 19.4% in 2015 (CFe) (compared with 23.9% in 2014 and 11.0% in 2013).

The expected current account deficit of 10.7 billion U.S. dollars in 2015 (CFe) is the highest deficit in the last decade. The trade balance contributed significantly to this result, with a decrease in both exports and imports during the year (-14.6% and -9.9% respectively).

Economic conditions affected the unemployment rate negatively, which increased to 7.4% in 2015 from 7.3% in 2014 and 7.1% in 2013.

Colombia

According to CFe, Colombian GDP is estimated to have grown by 3.0% in 2015, significantly below the 4.6% and 4.9% year-on-year growth recorded in 2014 and 2013 respectively. This deceleration was mainly attributable to the fall in oil prices, which had a negative impact on investment and a less dynamic household consumption growth.

Despite the lower economic growth, the unemployment rate continued to show a stable performance in 2015. According to CFe the unemployment rate is estimated to have ended 2015 at 9.2% compared with 9.1% and 9.7% in 2014 and 2013, respectively.

According to CFe, in 2015 the current account deficit is estimated to have reached 19 billion U.S. dollars, 6.4% of GDP, compared with 5.2% of GDP in 2014, and 3.2% of GDP in 2013.

The Colombian peso depreciated by 31.6% against the U.S. dollar during 2015 (3,149 Colombian pesos per U.S. dollar at close of 2015). This depreciation was mainly explained by the decrease in oil prices, which affected total exports. Furthermore, net foreign direct investment and net portfolio investment decreased during the period magnifying the Colombian peso depreciation.

The inflation rate was 6.8% year-on-year at the end of 2015, compared with 3.7% year-on-year and 1.9% year-on-year at the end of 2014 and 2013, respectively. The high variation in prices in 2015 were mainly attributable to pressures in food and tradable goods prices due to the ENSO (El Niño Southern Oscillation) and the depreciation of the Colombian peso.

In 2015 the Colombian Central Bank decided to increase the interest rate by 125 basic points from 4.5% to 5.75%, in line with the increased inflationary pressures.

Peru

Peruvian GDP expanded well below its potential pace for the second straight year (2.7% expected for 2015 and 2.3% in 2014). The main drivers of the slowdown were a strong contraction of investment (both private and public) and its contagion to non-primary sectors through a weaker labor market. Private consumption posted stable growth through the year (3.6% expected for 2015), but well below 2014 and 2013 readings (4.1% and 5.3%, respectively). In addition, exports recovered (due to expanding local copper production), after contracting by 1% in 2014 and 1.3% in 2013.

Consumer prices, as measured by the CPI, increased by 4.4% in 2015, remaining over the Central Bank’s target (between 1% and 3%) for the second consecutive year, compared with 3.2% in 2014 and 2.9% in 2013. Inflation gained momentum affected by El Niño-like weather anomalies and strong currency depreciation.

The Peruvian Central Bank raised its interest key rate by 50 basis points from 3.25% to 3.75%.

Lower metal prices took their toll on fiscal revenue, which contracted by 6.9% in 2015. Government budget is expected to post a moderate deficit (around 2.0% of GDP) in 2015 (CFe), compared with a slight fiscal deficit of 0.3% in 2014 and a fiscal surplus of 0.9% in 2013.

In the foreign exchange market, the Peruvian Nuevo Sol weakened 14.6% against the U.S. dollar in 2015, reaching 3.41 Peruvian Nuevo Sol per U.S. dollar at the end of the year, compared with a depreciation of 6.5% in 2014 and 9.6% in 2013. The large commercial deficit and slower financial capital inflows lead to a reduction of international net reserves, reaching 61.5 billion U.S. dollars in 2015 compared to 62.3 billion U.S. dollars in 2014 and 65.7 billion U.S. dollars in 2013.

Country risk, measured by the J.P. Morgan Emerging Markets Bond Index (EMBIG Peru), raised 144 basis points to 236 basis points, in 2015. Long-term sovereign debt is currently investment grade rated by Fitch, Standard and Poor’s and Moody’s rating agencies.

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

We estimate that in 2015 variations in currencies and hyperinflation in Venezuela decreased our consolidated revenues by approximately 4.4%. Currency fluctuations can also have a significant impact on our statement of financial position, particularly equity attributable to equity holders of the parent, and on our statement of cash flows, when translating the financial statements of subsidiaries located outside the Eurozone into euro. In 2015 equity attributable to equity holders of the parent decreased by 4,623 million euros and cash and cash equivalents decreased by approximately 999 million euros due to the translation of the financial statements of our foreign subsidiaries, principally due to the depreciation of the Brazilian real, Argentine peso and the Venezuelan bolívar fuerte, partially offset, by the appreciation of the pound sterling relative to the euro.

We estimate that in 2014 variations in currencies and hyperinflation in Venezuela decreased our consolidated revenues by approximately 14.4%. In 2014 equity attributable to equity holders of the parent decreased by 2,857 million euros and cash and cash equivalents decreased by approximately 1,616 million euros due to the translation of the financial statements of our foreign subsidiaries, principally due to the depreciation of the Venezuelan bolívar fuerte and the Argentine peso, partially offset by the appreciation of the pound sterling relative to the euro.

We estimate that in 2013 variations in currencies and hyperinflation in Venezuela decreased our consolidated revenues by approximately 7.9%. In 2013 equity attributable to equity holders of the parent decreased by 5,646 million euros and cash and cash equivalents decreased by approximately 1,468 million euros due to the translation of the financial statements of our foreign subsidiaries, principally due to the depreciation of the Brazilian real, the Venezuelan bolívar fuerte and the Argentine peso, relative to the euro.

Venezuela is considered as a hyperinflationary economy since 2009. The inflation rates used to prepare the financial information included herein are based on the National Consumer Price Index of Venezuela (Indice Nacional de Precios al Consumidor de Venezuela) published by the Central Bank of Venezuela, or where a definitive index is not available, the best estimation. On an annual basis, these rates are 190.8%, 64.1% and 56.2% for 2015, 2014 and 2013, respectively. The exchange rates used to convert items denominated in Venezuelan bolívar fuerte, once adjusted for inflation, in the Group’s 2015-2013 financial statements are the closing rates as of December 31, 2015, 2014 and 2013, which were 199 bolivars per U.S. dollar (by reference to SIMADI), 49.988 bolivars per U.S. dollar (by reference to SICAD II) and 6.3 bolivars per U.S. dollar (by reference to SICAD I), respectively.

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

	2013(1)	2014(1)	2015(1)	% change 2013 to 2014	% change 2014 to 2015
	Average	Average	Average	Average	Average
Pound Sterling	0.85	0.81	0.73	(4.71)%	(9.88)%
U.S. Dollar	1.33	1.33	1.11	−	(16.54)%
Brazilian Real	2.85	3.12	3.64	9.47%	16.67%
Argentine Peso	7.23	10.75	10.22	48.69%	(4.93)%
Peruvian Nuevo Sol	3.58	3.77	3.53	5.31%	(6.37)%
Chilean Peso	656.25	756.71	723.91	15.31%	(4.33)%
Mexican Peso	16.93	17.65	17.57	4.25%	(0.45)%
Venezuelan Bolívar Fuerte (2)	8.69	60.69	216.31	n.m.	n.m.
Czech Crown	25.99	27.53	27.28	5.93%	(0.91)%
Colombian Peso	2,478.69	2,650.03	3,016.49	6.91%	13.83%
Guatemalan Quetzal	10.43	10.25	8.49	(1.73)%	(17.17)%

Source: Central treasury bank of the respective countries.

(1)	These exchange rates are used to convert the income statements of our subsidiaries from local currency to euro.

(2)	As Venezuela is considered a hyperinflationary country, the income statement from operations in Venezuela is accounted pursuant to the closing exchange rate of bolívar fuerte to euro.

We describe certain risks relating to exchange rate fluctuations in “Item 3. Key Information—Risk Factors,” and we describe our policy with respect to limiting our exposure to short-term fluctuations in exchange rates under “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Group Results of Operations

Please see “Item 4 —Information on the Company — Business Overview — Financial Results.”

B. Liquidity and Capital Resources

Cash Flow Analysis

The table below sets forth consolidated cash flow information for the periods indicated. Positive figures refer to cash inflows and those in parenthesis refer to cash outflows.

(millions of euros)	2013	2014	2015
Net cash from operating activities	14,344	12,193	13,615
Net cash used in investing activities	(9,900)	(9,968)	(12,917)
Net cash used in financing activities	(2,685)	(4,041)	(3,612)

For a discussion of our cash flows for the years ended December 31, 2013, 2014 and 2015, please see Note 20 to our Consolidated Financial Statements.

Anticipated Uses of Funds

Our principal liquidity and capital resource requirements consist of the following:

•	costs and expenses relating to the operation of our business;

•	debt service requirements relating to our existing and future debt;

•	capital expenditures for existing and new operations;

•	acquisitions of new licenses or other operators or companies engaged in complementary or related businesses; and

•	dividend, other shareholder remuneration, and pre-retirement payments.

In 2016, we expect to continue transforming our networks, evolving them towards all-IP hyper-connected networks, by investing in FTTx in key markets, and by expanding our mobile networks with LTE in most of our operations, and also with 3G. We also expect to continue investing in IT as a critical factor in our transformation. We will continue to invest in TV and digital sources to take advantage of the opportunities in the digital markets. And we may also use funds to acquire new licenses engaged in complementary or related businesses in the digital world.

We also have liquidity requirements related to the costs and expenses relating to the operation of our business, financial investments, our payment of dividends, shareholder remuneration and pre-retirement payment commitments.

We also have liquidity requirements related to debt service requirements in connection with our existing and future debt. At December 31, 2015, we had gross financial debt of 60,070 million euros compared with 59,782 million euros at December 31, 2014. For the amortization schedule of our consolidated gross financial debt at December 31, 2015 and a further description of financing activity in 2015, see “—Anticipated Sources of Liquidity” below. Our net financial debt increased by 4,834 million euros to 49,921 million euros at December 31, 2015, compared with 45,087 million euros at December 31, 2014. The factors contributing to increased debt in 2015 include: (i) 6,934 million euros in net financial investments, including investments resulting in changes in the perimeter of consolidation (see Note 2 to our Consolidated Financial Statements); (ii) shareholder remuneration (including dividends, treasury stock and coupons on equity instruments) totaling 4,188 million euros; (iii) spectrum payments totaling 1,307 million euros; (iv) the payment of labor-related commitments (721 million euros), mainly related to early retirements; and (v) other factors affecting the liabilities amounting to 1,185 million euros (mainly due to the refinancing of commercial liabilities). The increased debt resulting from these items was partially offset by the following: (i) our 2015 cash flow generation before spectrum payments of 4,821 million euros; (ii) the 3,003 million euros capital increase of Telefónica, S.A.; (iii) the contribution of minority shareholders in Telefônica Brasil’s capital increase, totaling 1,258 million euros; and (iv) the issuance of capital instruments for a total of 419 million euros.

For a reconciliation of net financial debt to gross financial debt (the sum of current and non-current interest-bearing liabilities), see “—Presentation of Financial Information—Non-GAAP financial information—Net financial debt and net debt”.

For a discussion of our liquidity risk management policy, see Note 16 to our Consolidated Financial Statements.

Anticipated Sources of Liquidity

Cash flows from operations are our primary source of cash funding for existing operations, capital expenditures, investments, licenses, interest obligations and principal payments. We also rely on external financing, including a variety of short- and medium-term financial instruments, principally bonds and debentures, undated deeply subordinated securities and borrowings from financial institutions. Cash and cash equivalents are mainly held in euros and euro-denominated instruments.

Recently, we raised funds by issuing equity instruments, principally undated deeply subordinated securities, mandatory convertible notes and new shares.

Financing

The following table shows the amortization schedule of our consolidated gross financial debt at December 31, 2015 as stated in euro. We may have exchange rate financial derivatives as instruments assigned to the underlying debt instruments. In 2015, the effective cost of debt, excluding exchange rate differences and the positive impact of the divestment of Telecom Italia, S.p.A., stood at 4.69%, down 57 basis points year-on-year (net financial payments represented 4.8% of the net average debt in 2015). The table below includes the fair value of those derivatives classified as financial liabilities (negative mark-to-market) under IFRS (328 million euros classified as a current financial liability and 3,007 million euros as a non-current financial liability). The table does not include the fair value of derivatives classified as financial assets (positive mark-to-market) under IFRS (2,140 million euros classified as current financial assets and 5,315 million euros as non-current financial assets). For description of the liquidity risk we face, see Note 16 to our Consolidated Financial Statements, and for a description of our financial liabilities, see Note 13 to our Consolidated Financial Statements.

Millions of euros
	Current	Non-current
Maturity	2016	2017	2018	2019	2020	Subsequent years	Non-current total	Total
Debentures and bonds	7,826	6,719	4,091	1,965	2,773	20,183	35,731	43,557
Promissory notes & commercial paper	1,515	−	−	−	112	188	300	1,815
Total Issues	9,341	6,719	4,091	1,965	2,885	20,371	36,031	45,372
Loans and other payables	3,284	1,070	2,121	1,520	1,214	2,154	8,079	11,363
Derivative instruments	328	672	331	256	799	949	3,007	3,335
Total	12,953	8,461	6,543	3,741	4,898	23,474	47,117	60,070

Notes:

- Estimated future interest payments as of December 31, 2015 on our interest-bearing debt (not included above) are as follows: 2,352 million euros in 2016, 2,045 million euros in 2017, 1,623 million euros in 2018, 1,381 million euros in 2019, 1,155 million euros in 2020 and 6,650 million euros in subsequent years. With respect to floating rate debt, we estimate future interest payments as the forward rates derived from yield curves quoted for the different currencies on December 31, 2015.

During 2015, we obtained financing totaling approximately 18,001 million euros, excluding the euro commercial paper program and short-term banking loans, 26% of which were obtained through equity (shares and hybrids) and the remaining amount as financial debt.

The financing activity in 2015 was mainly focused on financing the GVT Acquisition as well as on strengthening the liquidity position, refinancing maturing debt, and actively managing the cost of debt, through the extension of the maturity of credit lines and the reduction of credit margins. The capital increase of Telefónica, S.A., for a total of 3,048 million euros, and Telefônica Brasil, S.A. for a total of 16,107 million Brazilian reais, were completed during the second quarter of 2015, and related mainly to the acquisition of GVT. Approximately 25.2% of the capital increase of Telefônica Brasil, S.A. was subscribed by minority shareholders (approximately 1,179 million euros). In addition, on September 14, 2015 we issued six-year notes in an aggregate principal amount of 1,000 million euros.

For a description of our financing, see Note 13 to our Consolidated Financial Statements.

In 2016, through the date of this Annual Report, our debt issuances and principal financing arrangements consisted of:

•	on February 10, 2016, Telefónica del Perú, S.A.A. signed an amendment to its long-term credit facility arranged on October 12, 2015 modifying, mainly, the maximum outstanding amount from 1,050 million Peruvian Nuevos Soles (equivalent to 283 million euros) to 780 million Peruvian Nuevos Soles (equivalent to 210 million euros); and

•	Telefónica, S.A. agreed on a 12-month extension on its 2,500 million euros syndicated credit facility dated February 19, 2015 (up to 2021) and its 3,000 million euros syndicated credit facility dated February 18, 2014 (up to 2020) with the relevant banks. These extensions became effective on February 19, 2016.

Our borrowing requirements are not significantly affected by seasonal trends.

Availability of funds

At December 31, 2015, we had funds available (including cash and cash equivalents and undrawn lines of credit) totaling 19,143 million euros. This amount included: undrawn lines of credit for an amount of 13,684 million euros (12,497 million euros maturing in more than 12 months); cash and cash equivalents and current financial assets.

On February 19, 2015, Telefónica, S.A. signed a 2,500 million euros syndicated credit facility maturing in 2020 with two 12-month extension options requiring the mutual agreement of the parties (which could extend the maturity to as late as 2022). On the same date, Telefónica, S.A. signed an amendment to its 3,000 million euros syndicated credit facility arranged on February 18, 2014 and maturing in 2019 in which the parties mutually agreed two 12-month extension options (which could extend the maturity to as late as 2021). Following the signing of such agreement, in February 2016 both syndicated credit facilities maturities have been extended up to 2021 and 2020, respectively. On November 17, 2015, Telefónica, S.A. signed a 3,000 million euros syndicated credit facility maturing in 2018. At December 31, 2015 there was no outstanding amount under this facility. Therefore, with the signing in November 2015 of the 3,000 million euros syndicated credit facility maturing in 2018, funds available were increased and our gross debt maturities were fully covered until the end of 2016 with cash and credit lines available at December 31, 2015. Other initiatives are expected to increase our liquidity.

We believe that, in addition to internal generation of funds, our working capital, our medium-term note program, our euro commercial paper program, our corporate domestic promissory note program and available lines of credit will allow us to meet our future capital requirements, including (according to our liquidity policy) gross debt maturing in 2016.

For a description of our liquidity and undrawn lines of credit available at December 31, 2015, see Notes 12 and 13 to our Consolidated Financial Statements, and for a discussion of our liquidity risk management and our capital management, see Note 16 to our Consolidated Financial Statements.

Telefónica, S.A. is the parent company of the Telefónica Group and receives funding from its subsidiaries in the form of dividends and loans. Consequently, restrictions on the ability of the Group’s subsidiaries to transfer funds to Telefónica, S.A. in the form of cash dividends, loans or advances, capital repatriation and other forms would negatively affect our liquidity and thus our business.

Certain Latin American economies, such as Argentina and Venezuela, have experienced shortages in foreign currency reserves and their respective governments have adopted restrictions on the ability to transfer funds out of the country and convert local currencies into U.S. dollars. This may limit our ability to repatriate funds out of certain subsidiaries from such countries. However, regarding net repatriation of funds to Spain, in 2015 we have received 1,252 million euros from our Latin American subsidiaries, of which 846 million euros was from dividends and 406 million euros was from other items.

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

In 2015, we have taken certain measures to protect our credit rating. These measures mainly include: our financing activity together with our liquidity policy, the implementation of part of the dividend as a scrip dividend (instead of a cash only dividend) in the fourth quarter of 2015, portfolio management through the announced disposal of O2 UK, the rights issue in connection with the financing of the GVT Acquisition or the issuance of undated deeply subordinated securities as a solvency protection measure to mitigate negative impacts on our consolidated financial statements.

Intragroup Loans

We lend funds to our operating subsidiaries, directly or through holding companies that head our different lines of business. At December 31, 2015, we had loans outstanding totaling 9,142 million euros (7,433 million euros at December 31, 2014) to companies in the Telefónica Group (including subsidiaries located in Latin American countries). These funds are derived from retained cash flows, loans, bonds, issuances of undated deeply subordinated securities and other sources (such as asset disposals).

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

Telefónica has developed an open innovation model for the management of technological innovation to boost the application of technical research in the development of new commercial products and services. Telefónica focuses on certain applied research and development (R&D) priorities that are aligned with its strategy. Open innovation initiatives driving this model include the creation of a venture capital fund and involvement in business collaboration forums, among others. The model also promotes the use of knowledge developed at technology centers, universities and start-ups, among other sources, and encourages innovation in conjunction with other agents (e.g. customers, universities, public administrations, suppliers, content providers and other companies), making them “technological partners.” Within this open innovation strategy, during 2015 the Open Future initiative has been consolidated.

Telefónica believes that in order to differentiate its products from competitors and enhance its market position it cannot rely solely on acquired technology. It is also important to promote R&D in an effort to achieve this differentiation and reinforce Telefónica’s commitment to a sustainable business development. The policy of the Group’s R & D is aimed at:

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

In 2015, the technological innovation projects undertaken focused on sustainable innovation, process efficiency, creation of new revenue streams, customer satisfaction, consolidation of presence in new markets and technological leadership.

Technical innovation activities are a key element of Telefónica’s strategy to create value through latest-generation network communications and services.

In 2015, projects were undertaken to promote the increase of access to information technology, new services focused on new internet business models, advanced user interfaces, TV distribution, multimedia content and other added-value services leveraging on the potential of the new infrastructures. These initiatives, among others, were undertaken based on our objective of rapidly identifying emerging technologies that could have a relevant impact on our businesses and pilot testing these technologies in relation to our new services, applications and platform prototypes.

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

Telefónica I+D’s technological innovation activities focus on two big areas:

1.	Telefónica I+D’s works on the development of new networks, primarily in collaboration with Telefónica’s Global Resources team. These activities are related to new radio access technologies and fiber; network virtualization technologies, in line with the technology trend known as software defined networks (SDN); and network optimization and zero touch developments making networks more flexible and moldable and able to adapt dynamically to new digital consumer and service requirements.

2.	R&D activities to develop new products and services, which are conducted as part of the digital services strategy. These activities are the following:

•	Natural P2P communication of the future, using the Internet and smartphones.

•	Video and multimedia services (combining text, audio, images and video) offering a user experience in all connected devices.

•	Advanced solutions in emerging ITC businesses such as cloud computing, security, financial services or e-health.

•	M2M (machine-to-machine) service management associated with energy efficiency and mobility and with the Internet of Things and their adoption in the urban and industrial scenario, and as a service creation enabler.

•	Making use of user communication profiles to exploit opportunities to operate different products and business models (marketing campaigns, target marketing, contextual services, churn reduction, cross-selling, etc.).

With a view over the medium and long term, Telefónica I+D’s also boasts scientific work groups that aim to look into opportunities relating to new networks and services and solutions to the technological challenges that arise.

In 2015, the new Telefónica I+D center in Chile -launched in 2014 in collaboration with the Chilean government- was reinforced with the launch of the first MVP (Minimum Viable Product), in the field of Smart Cities, Smart Industry and Smart Agro.

At December 31, 2015, Telefónica I+D had 654 employees (652 employees in 2014).

The total I+D expense in the Group for 2015 amounted to 1,012 million euros, down 0.9% from the 1,021 million euros incurred in 2014 (959 million euros in 2013). This expense represents 2.1%, 2.3% and 1.9% of the Group’s consolidated revenue for 2015, 2014 and 2013, respectively. These figures were calculated using guidelines of the Organization for Economic Co-operation and Development (OECD).

During 2015, Telefónica filed 21 new patent applications, two of them registered through the United State Patent and Trademark Office (USPTO) and 19 through the Spanish Patent and Trademark Office (OEPM), of which 9 are International applications (PCT). Additionally two utility models were filed, also through the OEPM.

D. Trend Information

Telefónica is one of the world’s leading mobile and fixed communications services providers, with a strategy focused on becoming a leader in digital communications to support future growth.

In 2015, Telefónica made progress towards long-term profitable and sustainable growth, improving its competitive position in key markets, increasing efficiencies and capturing synergies from the integrated approach of its business, processes and technologies. During recent years, the Company has taken several steps designed to transform its business, which have affected 2015 results:

•	First, Telefónica has developed new business models based on mobile data centric proposals, bundled services, including converged fixed and mobile services, and digital capacities as part of a group-wide digital transformation drive to address changing consumption habits. A key component of this effort has been the increased investments in fiber and Long Term Evolution technology, which Telefónica believes will allow it to further monetize data and digital services. In this regard, Telefónica has significantly increased its number of data-driven accesses, including 78.0 million new smartphone accesses, 4.9 million new Pay TV accesses and 5.7 million new fiber accesses during the 2013-2015 period, to more than offset declining revenues and thereby increased average revenue per access year-on-year by 1.9% over the period.

•	Second, changing consumption habits have resulted in reduced demand for fixed voice and mobile voice services and increased demand for mobile data services, such as watching videos and internet browsing on a smartphone, which finally in 2015 has been at a sufficient pace to offset in most of our markets the decline in fixed and mobile voice revenues (excluding declines due to changes in regulation) and start to show a positive trend.

•	Third, Telefónica has strengthened its competitive position through a strategy of active portfolio management and in-market consolidation in key markets like Germany (with the acquisition of the E-Plus Group), Brazil (with the acquisition of GVT) and Spain (with the acquisition of DTS). These strategic acquisitions in core markets, coupled with recent divestments in non-core markets, have already allowed Telefónica to capture significant synergies.

•	Finally, Telefónica has launched a simplification program designed to enable growth and transformation across its businesses; capture Group-wide synergies; simplify its commercial offerings (as it has done with the launch of “Movistar Fusión” bundle packages in Spain); modernize its information technology (“IT”) network and global processes (through increased IT investment and commercial and customer care cost-reduction efforts); and improve its channels by increasing back-office efficiency. As part of this program, Telefónica has also sought to boost efficiency by increasing its outsourcing of support functions.

Telefónica has taken these steps against a backdrop of several broad trends and developments affecting Telefónica in recent years which have contributed to a downward trend in certain key performance indicators during the 2013-2015 period.

•	First, changes in foreign exchange rates, particularly during 2014 and 2015 with the depreciation of the Brazilian real against the euro and the effects of the depreciation of the Venezuelan bolivar, have affected Telefónica’s revenue growth.

•	Second, inflation rates have increased Telefónica’s expenses in many of our markets and we have not been able to increase our revenues at the same pace.

•	Third, after a period of significant expansion, Telefónica has generally reduced the scope of its activities and exited certain countries in recent years to reduce its level of indebtedness and strengthen Telefónica’s capacity for future growth.

•	Fourth, Telefónica’s business is highly regulated, which affects its revenues and imposes costs on its operations. For example, regulation sets the fixed rates that Telefónica charges for calls received from other companies’ networks, and regulators have progressively lowered these rates in recent years.

•	In addition, weak economic conditions in Europe generally, and in Spain in particular, have been a key driver of revenue trends in recent years, leading to a reduced demand for many of Telefónica’s products and services, and the same trend is beginning to emerge in Latin America.

These trends and developments have contributed to a general downward trend in certain of Telefónica’s key performance indicators during the 2013-2015 period, with revenues decreasing by 6.6% to 47,219 million euros for the year ended December 31, 2015 from 50,547 million euros for the year ended December 31, 2013 and operating income, profit for the year and net cash from operating activities decreasing during this period by 67.6%, 40.2% and 5.11%, respectively. 2015 results have been significantly affected by restructuring costs.

Nevertheless, we believe that Telefónica is positioned to benefit from the return to GDP growth in Europe, which began in 2014, as well as the potential implementation of the European Commission’s recently announced Digital Single Market package of legislative measures, as we believe Telefónica is prepared to thrive in a policy environment that supports innovation and investment for the benefits of end users.

E. Off-Balance Sheet Arrangements

We have commitments that could require us to make material payments in the future. These commitments are not included in our consolidated statement of financial position at December 31, 2015 although they are described in the notes to our Consolidated Financial Statements. For summary of our off-balance sheet commitments, see Note 21(b) and Note 16 to our Consolidated Financial Statements.

F. Tabular Disclosure of Contractual Obligations

The following table describes our contractual obligations and commitments with definitive payment terms which may require significant cash outlays in the future. The amounts payable (including accrued interest payments) are as of December 31, 2015. For additional information, see our Consolidated Financial Statements.

	Payments Due by Period
Millions of euros	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Financial liabilities (1)(2)	60,070	12,953	15,004	8,639	23,474
Operating lease obligations (3)	9,631	1,570	2,497	1,961	3,603
Purchase and other contractual obligations(4)	7,393	3,872	1,943	382	1,196
Other liabilities (5)	4,336	964	3,372	−	−
Total	81,430	19,359	22,816	10,982	28,273
(1)	Capital (finance) lease obligations are not calculated separately and are instead included as part of our long-term debt obligations.

(2)	Estimated future interest payments as of December 31, 2015 on our interest-bearing debt (not included above) are as follows: 2,352 million euros in 2016, 2,045 million euros in 2017, 1,623 million euros in 2018, 1,381 million euros in 2019, 1,155 million euros in 2020 and 6,650 million euros in subsequent years. With respect to floating rate debt, we estimate future interest payments as the forward rates derived from yield curves quoted for the different currencies on December 31, 2015. This item includes the fair value of those derivatives classified as current financial liabilities (negative mark-to-market) under IFRS (328 million euros). It does not include the fair value of derivatives classified as financial assets (positive mark-to-market) under IFRS (2,140 million euros classified as current financial assets and 5,315 million euros as non-current financial assets). For a more detailed description of our financial derivative transactions, see Note 16 to our Consolidated Financial Statements. For details of the composition of this item, see “Liquidity and Capital Resources– Anticipated Sources of Liquidity”).

(3)	This item includes definitive payments (non-cancellable without penalty cost). Our operating lease obligations have in some cases extension options conditioned on the applicable law of each country. Accordingly, we have included only those amounts that represent the initial contract period. At December 31, 2015, the present value of future payments for operating leases was approximately 6,853 million euros (1,758 million euros in Telefónica Brazil, 1,701 million euros in Telefónica Hispanoamérica, 947 million euros in Telefónica Spain, 2,316 million euros in Telefónica Germany and 131 million euros in other companies). For a more detailed information about payments due under this item, see Note 18 to our Consolidated Financial Statements.

(4)	This item includes definitive payments (non-cancellable without penalty cost) due for agreements to purchase goods (such as network equipment) and services.

(5)	“Other liabilities” include: (a) long-term obligations that require us to make cash payments, excluding financial debt obligations included in the table under “Financial Liabilities” above and (b) other provisions. Because of the nature of the risks covered by “Other liabilities” such as other provisions, it is not possible to determine a reliable schedule of potential payments, if any. For details of the composition of other provisions, see Note 15 to our Consolidated Financial Statements.

In addition, at December 31, 2015, we had short-term and long-term employee benefits provisions amounting to 1,007 million euros and 5,366 million euros, respectively (see Note 15 to our Consolidated Financial Statements).

For details of the composition of, and changes in, our debt, see “—Liquidity and Capital Resources—Anticipated Sources of Liquidity” and Note 13 to our Consolidated Financial Statements.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

During 2015, our Board of Directors met 15 times. At February 26, 2016, our Board of Directors had met two times during 2016. At February 26, 2016, our directors, their respective positions on our Board and the year they were appointed to such positions were as follows:

Name	Age	First Appointed	Current Term Ends
Chairman
Mr. César Alierta Izuel(1)	70	1997	2017
Vice-chairmen
Mr. Isidro Fainé Casas(1)(2)	73	1994	2016
Mr. José María Abril Pérez (1)(3)(7)	63	2007	2018
Mr. Julio Linares López (5)(7)(8)	70	2005	2016
Members (vocales)
Mr. José María Álvarez-Pallete López (1)	52	2006	2017
Mr. José Fernando de Almansa Moreno -Barreda(5)(6)(8)	67	2003	2018
Ms. Eva Castillo Sanz (6)(8)(10)	53	2008	2018
Mr. Carlos Colomer Casellas(1)(4)(7)(9)(10)	71	2001	2016
Mr. Peter Erskine(1)(7)(8)(9)	64	2006	2016
Mr. Santiago Fernández Valbuena	57	2012	2018
Mr. Alfonso Ferrari Herrero (1)(4)(5)(6)(8)(9)(10)	73	2001	2016
Mr. Luiz Fernando Furlán	69	2008	2018
Mr. Gonzalo Hinojosa Fernández de Angulo (1)(4)(5)(6)(8)(9)(10)	70	2002	2017
Mr. Pablo Isla Álvarez de Tejera(9)	52	2002	2017
Mr. Antonio Massanell Lavilla(2)(4)(5)(7)(10)	61	1995	2016
Mr. Ignacio Moreno Martínez (3)(4)(6)(10)	58	2011	2017
Mr. Francisco Javier de Paz Mancho (1)(5)(6)(10)	57	2007	2018
Mr. Wang Xiaochu (11)	57	2015	2016

(1) Member of the Executive Commission of the Board of Directors.

(2) Nominated by Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona (“la Caixa”).

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

(8) Member of the Strategy Committee.

(9) Member of the Nominating, Compensation and Corporate Governance Committee.

(10) Member of the Service Quality and Customer Service Committee.

(11) Nominated by China Unicom (Hong Kong) Limited.

Board Committees

At February 26, 2016, the committees of our Board of Directors and members thereof are as follows:

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

Audit and Control Committee

The Audit and Control Committee functions are regulated by our bylaws and our Board Regulations. The Audit and Control Committee has the primary objective of providing support to our Board of Directors in its supervisory and oversight functions, specifically having the following responsibilities:

•	To report to the shareholders at the General Shareholders’ Meeting regarding matters raised therein for which it is responsible.

•	To submit to the Board of Directors proposals for the selection, appointment, re-election and replacement of the external auditor, as well as the terms and conditions of the contract therewith, and regularly obtain from such external auditor information regarding the audit plan and the implementation thereof, in addition to the preservation of its independence in the performance of its duties.

•	To supervise the effectiveness of the Company’s internal control system, the internal audit and the systems for the management of risks, including tax risks, as well as to discuss with the auditor the significant weaknesses in the internal control system detected during the audit.

•	To supervise the process of preparation and submission of regulated financial information.

•	To establish and maintain appropriate relations with the auditor in order to receive, for review by the Committee, information on all matters that could jeopardize the independence thereof, as well as any other matters relating to the audit procedure, and such other communications as may be provided for in auditing legislation and in technical auditing regulations. In any event, the Audit and Control Committee must receive annually written confirmation from the auditor of its independence vis-á-vis the entity or entities directly or indirectly related thereto, as well as information regarding additional services of any kind provided to such entities by the auditor, or by the persons or entities related thereto, pursuant to the legislation in force.

•	To issue on an annual basis, prior to the issuance of the audit report, a report stating an opinion regarding the independence of the auditor. This report must in all cases include an opinion on the provision of the additional services referred to in the preceding paragraph.

•	To report to the Board of Directors in advance on all matters contemplated by law, the By-Laws and the Regulations of the Board of Directors.

•	Any other powers granted to it under the Regulations of the Board of Directors.

The Audit and Control Committee meets at least once per quarter and as many times as considered necessary. During 2015, the Audit and Control Committee met thirteen times and, as of the date of this Annual Report, had met three times in 2016. The members of the Audit and Control Committee are Mr. Carlos Colomer Casellas (chairman), Mr. Gonzalo Hinojosa Fernández de Angulo, Mr. Antonio Massanell Lavilla, Mr. Alfonso Ferrari Herrero and Mr. Ignacio Moreno Martínez. Our Board of Directors has determined that Mr. Antonio Masanell Lavilla meets the requirements of an “audit committee financial expert” as such term is defined by the SEC.

Nominating, Compensation and Corporate Governance Committee

The Nominating, Compensation and Corporate Governance Committee is responsible for, among other things, reporting to our Board of Directors with respect to proposals for the appointment, re-election and removal of directors, members of the Executive Commission and the other committees of our Board of Directors and top members of our management and management of our subsidiaries. In addition, the Nominating, Compensation and Corporate Governance Committee is responsible for proposing to the Board of Directors, within the framework established in the bylaws, the compensation for the directors and reviewing it periodically to ensure that it is in keeping with the tasks performed by them, as provided in Article 35 of the Board Regulations, to propose to the Board of Directors, within the framework established in the bylaws, the extent and amount of the compensation, rights and remuneration of a financial nature, of the chairman, the executive directors and the senior executive officers of Telefónica, including the basic terms of their contracts, for purposes of contractual implementation thereof and to supervise compliance with the corporate governance rules in effect from time to time.

The members of the Nominating, Compensation and Corporate Governance Committee are Mr. Alfonso Ferrari Herrero (chairman), Mr. Carlos Colomer Casellas, Mr. Peter Erskine, Mr. Gonzalo Hinojosa Fernández de Angulo and Mr. Pablo Isla Álvarez de Tejera. During 2015, the Nominating, Compensation and Corporate Governance Committee met eleven times, and as of the date of this Annual Report, it had met two times in 2016.

Regulation Committee

The Regulation Committee’s main objective is to monitor the main regulatory matters which affect us. Another responsibility of the Regulation Committee is to act as a communication and information channel between our management team and our Board of Directors concerning regulatory matters. The members of the Regulation Committee are Mr. Gonzalo Hinojosa Fernández de Angulo (chairman), Mr. José Fernando de Almansa Moreno-Barreda, Ms. Eva Castillo Sanz, Mr. Alfonso Ferrari Herrero, Mr. Ignacio Moreno Martínez and Mr. Francisco Javier de Paz Mancho. During 2015, the Regulation Committee met four times and as of the date of this Annual Report has not met in 2016.

Service Quality and Customer Service Committee

The Service Quality and Customer Service Committee is responsible for monitoring and reviewing the standards of quality of the main services we provide. The Service Quality and Customer Service Committee acts as an information channel between our senior management team and our Board of Directors. The members of the Service Quality and Customer Service Committee are Mr. Antonio Massanell Lavilla (chairman), Ms. Eva Castillo Sanz, Mr. Carlos Colomer Casellas, Mr. Alfonso Ferrari Herrero, Mr. Gonzalo Hinojosa Fernández de Angulo, Mr. Ignacio Moreno Martínez and Mr. Javier de Paz Mancho. During 2015 the Service Quality and Customer Service Committee met four times and as of the date of this Annual Report has not met in 2016.

Institutional Affairs Committee

The Institutional Affairs Committee is responsible for reviewing, reporting and proposing to the Board of Directors the principles that are to govern the Group’s Sponsorship and Patronage Policy, to monitor such policy, and to individually approve sponsorships or patronages the amount or importance of which exceed the limit set by the Board and which require its approval. The Committee is responsible for promoting the development of the Telefónica Group’s Corporate Reputation and Responsibility project and its institutional affairs. The members of the Institutional Affairs Committee are Mr. Julio Linares López (chairman), Mr. José Fernando de Almansa Moreno-Barreda, Mr. Alfonso Ferrari Herrero, Mr. Gonzalo Hinojosa Fernández de Angulo, Mr. Antonio Massanell Lavilla and Mr. Francisco Javier de Paz Mancho. During 2015, the International Affairs Committee met eleven times, and as of the date of this Annual Report it had met two times in 2016.

Innovation Committee

The Innovation Committee is responsible for advising and assisting in all matters regarding innovation. Its main object is to examine, analyze and periodically monitor the Group’s innovation projects, provide guidance and help ensure the implementation and development of innovation initiatives across the Group. The members of the Innovation Committee are Mr. Carlos Colomer Casellas (chairman), Mr. José María Abril Pérez, Mr. Antonio Massanell Lavilla, Mr. Julio Linares López and Mr. Peter Erskine. During 2015, the Innovation Committee met eleven times, and as of the date of this Annual Report, it had met two times in 2016.

Strategy Committee

Without prejudice to any other tasks that the Board of Directors may assign thereto, the primary duty of the Strategy Committee is to support the Board of Directors in the analysis and implementation of the global strategy policy of the Telefónica Group. The members of the Strategy Committee are Mr. Peter Erskine (chairman), Mr. José Fernando de Almansa Moreno-Barreda, Ms. Eva Castillo Sanz, Mr. Alfonso Ferrari Herrero, Mr. Julio Linares López and Mr. Gonzalo Hinojosa Fernández de Angulo. The Strategy Committee met eleven times during 2015, and as of the date of this Annual Report, had met two times in 2016.

Biographies of Directors

Mr. César Alierta Izuel serves as our Executive Chairman and Chairman of our Board of Directors. Mr. Alierta began his career in 1970 as general manager of the capital markets division at Banco Urquijo, S.A. in Madrid, where he worked until 1985. Subsequently, he founded and served as Chairman of Beta Capital Sociedad de Valores, S.A. which he combined as from 1991 with his post as Chairman of the Spanish Financial Analysts’ Association (Instituto Español de Analistas Financieros). Between 1996 and 2000, he was Director and Chairman of Tabacalera, S.A. At that time Tabacalera, S.A. changed its name into Altadis, S.A. (following its merger with the French Group, Seita-Société Nationale D’Éxplotation Industrielle des Tabacs et Allumettes) and he became Director and Chairman of Altadis, S.A. He has also been a member of the Board of Directors of the Madrid Stock Exchange (Bolsa de Madrid), Plus Ultra Compañía de Seguros y Reaseguros, S.A., Telefónica Internacional and Iberia, S.A. In January 1997, Mr. Alierta was appointed as a Director of Telefónica and on July 26, 2000, he was appointed as our Executive Chairman. Mr. Alierta is Director of China Unicom (Hong Kong) Limited since October 15, 2008, and of International Consolidated Airlines Group (IAG) since September 2010. Also, he is Trustee of Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona (“la Caixa”). Mr. Alierta has been a Director of Telecom Italia from November 8, 2007, to December 13, 2013. Mr. Alierta holds a Law degree from the University of Zaragoza and an MBA from Columbia University (New York) and is currently a member of the Columbia Business School Board of Overseers, Chairman of the Business Competitiveness Council and Chairman of the Social Board of the UNED (National Long Distance Spanish University).

Mr. Isidro Fainé Casas serves as Vice-Chairman of our Board of Directors. For over 40 years, Mr. Fainé has worked in several financial institutions, including amongst others: Banco Atlántico, S.A., (1964), Banco de Asunción (Paraguay) (1969), Banca Riva y García, S.A. (1973), Banca Jover, S.A. (1974), and Banco Unión, S.A. (1978). Mr. Fainé is currently Chairman of CaixaBank, he is also Chairman of the Board of trustees of the Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona "la Caixa”, of Criteria Caixa, S.A.U., and of the Spanish Confederation of Savings Banks (CECA). He is also First Vice-Chairman of Repsol YPF, S.A., of the European Savings Banks Group (ESGB) and Deputy Chairman of the World Savings Banks Institute (WSBI). Furthermore, he is a member of the Boards of Directors of Banco Portugués de Investimento, S.A. (BPI), of Gas Natural, S.A., of the Bank of East Asia and of Suez Environnement Company. He is currently the Chairman of the Spanish Confederation of Executives (CEDE), the Spanish Chapter of the Club of Rome and the Círculo Financiero. He is also a member of the Business Council for Competitiveness (CEC). Mr. Fainé holds a Doctorate degree in Economics, a Diploma in Senior Management from IESE Business School and an ISMP certificate in Business Administration from Harvard University. He is a member of the Royal Academy of Economics and Finance and of the Royal Academy of Doctorate Holders.

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

Mr. Julio Linares López serves as Vice-Chairman of our Board of Directors since September 2012 and had been our Chief Operating Officer from December 2007 to September 2012. He is also a member of the Advisory Committee of Telefónica Hispanoamérica and Telefónica de España and he is also trustee of the Telefónica Foundation. In May 1970, he joined our Research and Development Center, where he held several positions until he was appointed head of our Technology Department in 1984. In April 1990, he was appointed General Manager of Telefónica Research and Development, S.A. In December 1994, he became Deputy General Manager of the Marketing and Services Development department in the commercial area and subsequently, Deputy General Manager for Corporate Marketing. In July 1997, he was appointed Chief Executive Officer of Telefónica Multimedia S.A. and Chairman of Telefónica Cable and Producciones Multitemáticas, S.A. in the Telefónica multimedia business. In May 1998 he was appointed General Manager of Strategy and Technology in Telefónica, S.A. In January 2000, he was appointed Executive Chairman of Telefónica de España, S.A., being also president of certain Telefónica subsidiaries such as TELYCO or Cable, positions which he held until December 2005, when he was appointed our Managing Director for Coordination, Business Development and Synergies in Telefónica, S.A., a member of its Board of Directors and Secretary of the Executive Comittee. In June 2005, Mr. Linares was appointed Chairman of the Supervisory Board of Cesky Telecom. Mr. Linares was a Director of Telecom Italia until December 13, 2013. He is currently member of the GSM Association Board and Executive Committee, and is Chairman of the Strategic Committee. He is also member of GSMA ltd. He is a Trustee of the Mobile World Capital Barcelona Foundation and of the CEDE-Confederación Española de Directivos and Ejecutivos Foundation. He is also a member of the Association Management Board for Managerial Progress and of the Social Council of the Complutense University in Madrid, member of the Executive Committee and the Board of the CEOE (Confederación Española de Organizaciones Empresariales). Furthermore, he is member of the Advisory Council AMETIC, member of COIT (Official College of Telecommunications Engineering), AEIT (Spanish Association of Telecommunications Engineers) and member of the Advisory council of the Higher Technical School of Engineers Telecommunications. Mr. Linares holds a degree in Telecommunications Engineering from the Polytechnic University of Madrid (Universidad Politécnica de Madrid).

Mr. José María Álvarez-Pallete López serves as a Director of our Board of Directors and, since September 2012 as our Chief Operating Officer. From September 11, 2011, to September 2012, he served as Chairman of Telefónica Europe. He began his career at Arthur Young Auditors in 1987. In 1988, he joined Benito & Monjardín/Kidder, Peabody & Co., where he held various positions in the research and corporate finance departments. In 1991, he held the “Associate” training course in New York and participated in investment projects of the GE Group in Spain. In 1995, he joined Compañía Valenciana de Cementos Portland, S.A. (Cemex) as head of the Investor Relations and Analysis department. In 1996 he was promoted to Chief Financial Officer of Cemex Group in Spain, and in 1998, to Chief Administration and Financial Officer of Cemex in Indonesia, headquartered in Jakarta, and he was appointed member of the Board of Cemex Asia, Ltd. In February 1999 he joined the Telefónica Group as General Manager of Finance for Telefónica International, S.A. In September of the same year he was promoted to Chief Financial Officer of Telefónica. In July 2002, he was appointed Chairman and Chief Executive Officer of Telefónica Internacional, S.A., in July 2006 General Manager of Telefónica Latin America, and in March 2009, Chairman of Telefónica Latin America. He has also been Chairman of the Board of Directors of Telefónica Internacional S.A.U. and of the Supervisory Board of Brasilcel, N.V and Cesky Telecom and Vice-Chairman of the Board of Directors of Telesp, S.A. and Telefónica Móviles México, S.A. He was member of the Board of Directors of the following companies: Telecomunicaçoes de Sao Paulo; Telefónica Datacorp, S.A.; Telefónica del Perú, S.A.A.; Colombia Telecomunicaciones, ESP; Telefónica Móviles México; Telefónica Larga Distancia de Puerto Rico, S.A.; Admira Media; Inmobiliaria Telefónica; TPI; Telefónica Móviles; Telefónica Holding Argentina; Telefónica de España; Telefónica O2 Europe; Portugal Telecom and China Netcom. He was Alternate Director of the following companies: Telefónica Chile, S.A.; Telefónica Móviles Colombia, S.A.; Telefónica de Argentina, S.A.; and Telefónica Móviles Chile. He has also been Chairman of Antares, Fonditel, Telfisa and Telefónica North América, and Vice-Chairman of Telefónica Perú. Mr. Álvarez-Pallete holds a degree in Economics from the Complutense University in Madrid. He also studied Economics at the Université Libre de Belgique and holds an International Management Program from the Pan-American Institute of Executive Business Administration (IPADE) and a Diplome of Advanced Studies (DEA) from the department of financial economics and accounting of the Complutense University of Madrid.

Mr. José Fernando de Almansa Moreno-Barreda serves as a Director of our Board of Directors. In December 1974 he joined the Spanish Diplomatic Corps (Cuerpo Diplomático) and served from 1976 to 1992 as Secretary of the Spanish Embassy in Brussels, Cultural Counsellor of the Spanish Delegation to Mexico, Chief Director of the General Coordination Branch of Eastern Europe, Director of Atlantic Affairs in the General Directorate of Foreign Policy for Europe and Atlantic Affairs, Political Counsellor to the Spanish Permanent Representation to NATO in Brussels, Minister-Counsellor of the Spanish Embassy in the Soviet Union, General Secretary of the National Commission for the 5th Centennial of the Discovery of the Americas and Deputy General Director for Eastern Europe in the General Directorate of Foreign Policy for Europe. From 1993 to 2002, Mr. Fernando de Almansa was appointed Chief of the Royal Household by His Majesty King Juan Carlos I. He is also a Director of Telefônica Brasil, S.A., and of Telefónica Móviles México, S.A. de C.V. and a Deputy Director of Grupo Financiero BBVA Bancomer, S.A. de C.V. and of BBVA Bancomer, S.A. Furthermore, he is currently member of the Board of Laboratorios Farmacéuticos Rovi, S.A. He holds a law degree from the University of Deusto (Bilbao, Spain).

Ms. Eva Castillo Sanz serves as a Director of our Board of Directors. Ms. Castillo began her career at the Spanish broker Beta Capital Sociedad de Valores, S.A., where she worked for five years. After that, she worked for another five years for Goldman Sachs International in London in the International Equity Markets Department. In 1997, Ms. Castillo joined Merrill Lynch as head of Equity Markets for Spain and Portugal. In 1999, she was promoted to Country Manager for Spain and Portugal and in 2000 she became Chief Executive Officer of Merrill Lynch Capital Markets Spain. After that, Ms. Castillo was appointed Chief Operating Officer for EMEA Equity Markets. In October 2003, she was appointed head of Global Markets & Investment Banking in Spain and Portugal, as well as president of Merrill Lynch Spain. Until December 2009, she headed Global Wealth Management business operations in Europe, the Middle East and Africa, including Merrill Lynch Bank (Suisse) and the International Trust and Wealth Structuring business. She was a member of the Merrill Lynch EMEA Executive Committee, the Global Wealth Management Executive and Operating Committees. Ms. Castillo was Chairwoman of Telefónica Europe and a member of Telefónica’s Executive Committee from September 2012 to February 2014. From February 2011 to February 2013, Ms. Castillo was member of the Board of Directors of Old Mutual, Plc. and since May 2010 until January 2014 she was Chairperson of the Board of Telefónica Czech Republic, a.s. Currently, Ms. Castillo is the Chairperson of the Supervisory Board of Telefónica Deutschland Holding AG, member of the Board of Directors of Bankia, S.A., of Visa Europea and of the Telefónica Foundation. She is also a member of the Board of the Comillas-ICAI Foundation and member of the Board of Entreculturas Foundation. Ms. Castillo holds degrees in Business and Law (ICADE – E3) from the Universidad Pontificia de Comillas of Madrid.

Mr. Carlos Colomer Casellas serves as a Director of our Board of Directors. Mr. Colomer began his career in 1970 as Marketing Vice-Chairman of Henry Colomer, S.A. In 1980, he was appointed Chairman and General Manager of Henry Colomer, S.A. and Haugron Cientifical, S.A. In 1986, he was also appointed President of Revlon for Europe. In 1989, he became Chairman of Revlon International and in 1990, he was appointed Executive Vice-President and Chief Operating Officer of Revlon Inc. in New York. In 2000, he was appointed Chairman and Chief Executive Officer of The Colomer Group. Currently, he is Chairman of Ahorro Bursátil, S.A. SICAV, Inversiones Mobiliarias Urquiola, S.A. SICAV, Haugron Holdings S.L. He is a member of MDF Family Partners and Abertis Infraestructuras, S.A. Mr. Colomer has a degree in Economics from the University of Barcelona and an MBA from IESE Business School.

Mr. Peter Erskine serves as a Director of our Board of Directors. He began his career in the field of marketing in Polycell and in Colgate Palmolive. He worked for several years at the Mars Group, serving as Vice-Chairman for Europe of Mars Electronics. In 1990 he was appointed Vice-Chairman of Marketing and Sales of Unitel. From 1993 to 1998, he held a number of senior positions, including Director of British Telecom (BT) Mobile and President and Chief Executive Officer of Concert. In 1998 he became Managing Director of BT Cellnet. Subsequently, in 2001 he became Chief Executive Officer and a Director of the Board of Directors of Telefónica Europe, Plc. In 2006 he became Executive Chairman of Telefónica Europe, Plc (until December 31, 2007, after which he became a Non-Executive Director) and from July 2006 until December 2007 he served as General Manager of the business unit Telefónica Europe. In January 2009 he joined the Board of Ladbrokes Plc. as a Non-Executive Director until December 2015, becoming Chairman in May 2009. Currently, he is Chairman of the Henley Business School Strategy Board, member of the Council of Reading University and also serves as a member of the University’s Strategy and Finance Committee. In 1973, he received a degree in Psychology from Liverpool University.

Mr. Santiago Fernández Valbuena is Chief Officer. He is also a member of the Board of Telefónica, S.A. and Deputy Chairman of Telefônica do Brasil. He has been Chairman & CEO of Telefónica Latin America (2011-2014), Chief Finance and Strategy Officer (2010-2011) and Chief Financial and Corporate Development Officer (2002-2010). Throughout this period he was also responsible (not continuously) for Procurement, IT, HR, Internal Audit and Subsidiaries (Atento, Endemol). From 1997 to 2002 he was CEO of Fonditel, the pension fund manager for Telefónica. Since 2008 he serves as Independent Director at Ferrovial S.A. and member of its Audit Committee. Before joining Telefónica he was Managing Director at Société Générale de Valores and Head of Equities at Beta Capital in Madrid. He holds a degree in Economics from the Complutense University of Madrid, a PhD and a Master’s degree in Economics from Northeastern University in Boston. He has been a Professor of Applied Economics at Complutense University in Madrid and the Universidad de Murcia and has lectured at Instituto de Empresa (IE Business School) in Madrid.

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

Mr. Luiz Fernando Furlán serves as a Director of our Board of Directors. He is currently Chairman of the Board of Directors of Amazonas Sustainability Foundation and member of Global Ocean Commission. He is also a member of the Board of Directors of Telefônica Brasil, S.A., BRF-Brasil Foods, S.A. (Brazil) and AGCO Corporation (USA). Throughout his career he has been a member of the board of directors of several companies in Brazil and abroad such as Chairman of Sadia, S.A., Co-Chairman of BRF-Brasil Foods, S.A., member of the Board of Redecard, S.A., and member of the Advisory/ Consultive Board of Panasonic (Japan) and Wal-Mart (USA) and a member of the Advisory/Consultive Board of Abertis Infraestructuras, S.A. (Spain). From 2003 to 2007 he was Minister of Development, Industry and Foreign Trade of Brazil. He holds a degree in Chemical Engineering from the Industrial Engineering Faculty of São Paulo and in Business Administration from University of Santana (São Paulo), with specialization in financial administration from Fundação Getúlio Vargas (São Paulo).

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

Mr. Pablo Isla Álvarez de Tejera serves as a Director of our Board of Directors. Mr. Isla began his career in 1989 as a State’s Attorney (abogado del estado), holding the first position of his class. He joined the Body of State’s Attorneys that year and was assigned to the Spanish Ministry of Transportation, Tourism and Communications. In 1991 he moved to the General Management of the Legal Services of the Spanish Government (Dirección General del Servicio Jurídico del Estado). From 1992 to 1996, Mr. Isla served as General Manager of the Legal Services Department of Banco Popular, S.A. In 1996, he was appointed General Manager of the National Heritage Department of the Treasury Department of Spain (Ministerio de Economía y Hacienda). He also served as General Secretary of Banco Popular Español, S.A. from 1998 to 2000. In July 2000, Mr. Isla was appointed Chairman of the board of Grupo Altadis and Co-Chairman of such company. In June 2005, Mr. Isla was appointed the Deputy Chairman and Chief Executive Officer of Inditex, S.A. Since 2011, Mr. Isla is the current Chairman and CEO of Inditex, S.A. Mr. Isla has a degree in Law from the Complutense University of Madrid.

Mr. Antonio Massanell Lavilla serves as a Director of our Board of Directors. In 1971 he joined the Caja de Ahorros y Pensiones de Barcelona (“La Caixa”), where he held several posts and in 1990, he was appointed Assistant Manager and Secretary of the Steering Committee, and from 1999 to June 2011 he served as Executive General Assistant Manager. In the same year, he was appointed member of the board of Directors of Sociedad Española de Medios de Pago, S.A. From 1992 to 1994, Mr. Massanell served as Chairman of the Steering Committee of Sistema 6000 de la Confederación Española de Cajas de Ahorros, and Director of Visa Spain (1995-1998), Director of Autema (1991-2003), Director of Inmobiliaria Colonial (1992-2003), Director of Baqueira Beret (1998-2006), Director of Occidental Hotels Management, B.V. (2003-2007), Chairman of Port Aventura Entertainment, S.A. (2009-2012), Director of e-la Caixa, S.A., Director of Caixa Capital Risc, S.G.E.C.R, S.A. and Director of Serveis Informátics “La Caixa”, S.A. Mr. Massanell has been Deputy Chairman of Caixa Bank since June 2014. He also served as Chairman of Barcelona Digital Centre Tecnológic (former Fundación Barcelona Digital) and as member of the Board of Directors of Boursorama, S.A. He is currently member of the Board of Directors of SAREB (Sociedad de Gestión de Activos Inmobiliarios procedentes de la Reestructuración Bancaria), Mediterránea Beach & Golf Community S.A, member of the Supervisory board of ERSTE Group Bank, as well as Telefónica and Caixabank and Non-Executive Chairman of Cecabank. He is Vice-Chairman of the Board of Trustees of COTEC, Chairman of the Barcelona Centre Financer Europeu association, member of the Plenary Body of the Chamber of Commerce of Barcelona and member of ERPB. Mr. Antonio Massanell Lavilla holds a degree in Economics from the University of Barcelona.

Mr. Ignacio Moreno Martínez serves as a Director on our Board of Directors. Previous posts include head of Corporate Banking and Private Equity at Banco de Vizcaya, Banco Santander de Negocios, and Mercapital. He also served as Deputy General Manager of Corporate and Institutional Banking at Corporación Bancaria de España, S.A. – Argentaria, Chief Executive Officer of Desarrollo Urbanístico Chamartín, S.A., and Chairman of Argentaria Bolsa, Sociedad de Valores. In addition, he also served as General Manager of the Chairman’s Office at Banco Bilbao Vizcaya Argentaria, S.A., Chairman Executive Officer of Vista Capital Expansión, S.A., SGECR – Private Equity and Chairman Executive Officer of N+1 Private Equity. Mr. Moreno is currently CEO of Metrovacesa, S.A., and Director of Secuoya Grupo de Comunicación, S.A. Mr. Moreno holds a degree in Economics and Business Studies from the University of Bilbao, and a Master’s degree in Marketing and Sales Management from the Instituto de Empresa and an MBA from INSEAD.

Mr. Francisco Javier De Paz Mancho serves as a Director of our Board of Directors. From 1990 to 1993, he was general secretary of the Spanish Consumers Association (Unión de Consumidores de España, UCE). From 1993 to 1996, he served as General Manager of Internal Trade of the Spanish Ministry of Tourism and Commerce. From 1991 to 1993, he was Director of Tabacalera, S.A. From 1994 to 1996 and from 1996 to 2000, he was Chairman of the Observatory of Trading of the Spanish Ministry of Tourism and Commerce (Observatorio de la Distribución Comercial del Ministerio de Comercio y Turismo); from 1996 to 2004, he was Corporate Strategy Manager of the Panrico Donuts Group. From 1998 to 2004, he served as Director of Mutua de Accidentes de Zaragoza (MAZ) and of the Panrico Group. From 2004 to 2006, he was Director of Tunel de Cadí, S.A.C. and from 2003 to 2004, he served as Chairman of the Patronal Pan y Bollería Marca (COE). From 2004 to 2007, he was Chairman of the National Company MERCASA. He has also been a member of the Board of Directors of Altadis, S.A., and of the Economic and Social Board and its permanent commission. From July 2006 to November 2014, he has been a member of the Executive Committee of the Chambers Board (Consejo Superior de Cámaras). Currently, he is Director of Telefónica de Argentina, S.A. and Telefônica Brasil, S.A. He is also Chairman of Telefónica Gestión de Servicios Compartidos, S.A.U. Mr. de Paz has a diploma in Publicity and Information and undertook studies in Law. He completed a Programa de Alta Dirección de Empresas from the IESE Business School (Instituto de Estudios Superiores de la Empresa, University of Navarra).

Mr. Wang Xiaochu serves as a Director of our Board of Directors. Prior to joining Telefónica, Mr. Wang served as Deputy Director General and Director General of the Hangzhou Telecommunications Bureau in Zhejiang province; Director General of the Tianjin Posts and Telecommunications Administration; Chairman and Chief Executive Officer of China Mobile (Hong Kong) Limited; Vice President of China Mobile Communications Corporation; an Executive Director, Chairman and Chief Executive Officer of China Telecom Corporation Limited; President and Chairman of China Telecommunications Corporation; and Chairman and Non-executive Director of China Communications Services Corporation Limited. Furthermore, Mr. Wang serves as the Chairman of China United Network Communications Group Company Limited, and as an Executive Director, Chairman and Chief Executive Officer of China Unicom (Hong Kong) Limited. He is a professor level senior engineer, graduated from Beijing Institute of Posts and Telecommunications in 1989 and received a doctorate degree in business administration from the Hong Kong Polytechnic University in 2005.

Executive Officers/Management Team

At February 26, 2016, our executive management team consisted of the following individuals:

Name	Position	Appointed	Age
Mr. César Alierta Izuel	Chairman of the Board of Directors and Chief Executive Officer	2000	70
Mr. José María Álvarez -Pallete López	Chief Operating Officer	2012	52
Mr. Santiago Fernández Valbuena	Chief Officer	2011	57
Mr. Guillermo Ansaldo Lutz	Chief Global Resources Officer	2011	54
Mr. Ramiro Sánchez de Lerín Garcia-Ovies	General Legal Secretary and Secretary to the Board	2005	61
Mr. Angel Vilá Boix	Chief Financial and Strategy Officer	2011	51
Mr. Eduardo Navarro de Carvalho	Chief Commercial Digital Officer	2012	53
Mr. Ignacio Cuesta	General Manager of Internal Audit	2012	53

Biographies of the Executive Officers and Senior Management

We present below the biographies of our executive officers and senior management who do not also serve on our Board of Directors.

Mr. Guillermo Ansaldo Lutz serves as Chief Global Resources Officer (CGRO) of Telefónica Global Resources operating unit since September 2011, he is also member of the Executive Committee of Telefónica. From 1989 to 2000 he worked for McKinsey & Company holding different positions in Spain and Argentina. In 1995, he was appointed partner of McKinsey & Company in Argentina. From 2000 to 2004 he was the Chief Executive Officer of Telefónica de Argentina, S.A. and since April 2005, he held the position of Chief Executive Officer of Telefónica de España, S.A. From December 2007 to September 2011 he was Chairman and Chief Executive Officer of Telefónica de España, S.A. He holds a degree in Industrial Engineering from the Universidad de Buenos Aires and an MBA from The Amos Tuck School of Business Administration, Dartmouth College.

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

Mr. Ángel Vilá is Chief Strategy and Finance Officer and member of the Executive Committee of Telefónica, S.A. Mr Vilá joined Telefónica in 1997 as Group Controller, and became in 1998 CFO of Telefónica Internacional. In 2000, he was appointed Group Head of Corporate Development and from 2010 onwards he also oversaw the affiliates group, comprising Atento, T-Gestiona and Telefónica Contenidos. In 2011 he was appointed Chief Financial and Corporate Development Officer, recently becoming the new Chief Strategy and Finance Officer, expanding his responsibilities by incorporating two additional areas: Fonditel and Corporate Strategy. From the different positions held in Telefónica Group, Ángel Vilá has executed landmark corporate transactions such as O2 plc, Brasilcel/Vivo, E-Plus, GVT, Telco/TI or Telefónica Germany IPO, among others. Prior to joining Telefónica, he held positions at Citigroup, McKinsey&Co, Ferrovial and Planeta. Ángel Vilá is currently a Board member of Telefónica Germany and a Trustee in the Telefónica Foundation. He previously served on the Boards of Telco SpA (Italy), BBVA, Digital Plus, Atento, Telefónica Contenidos, Telefónica Czech Republic, Endemol, CTC Chile, Indra SSI and Terra Lycos, and the Advisory panel of Macquarie MEIF funds. Mr. Vilá graduated in Industrial Engineering from Universitat Politècnica de Catalunya and holds an MBA from Columbia University (New York).

Mr. Eduardo Navarro de Carvalho is Chief Commercial Digital Officer at Telefónica S.A and member of the Executive Committee. He joined Telefónica in 1999, and since then he has been responsible for Strategy and Alliances for Telefónica Group from 2010 to February 2014, responsible for Strategy and Regulatory Affairs for Telefónica Latin America from 2005 to 2009, and for Telefônica Brasil from 1999 to 2004. Previously, he worked for five years as a Consultant in Mckinsey & Company, focused on Infrastructure and Telecommunications Projects in several countries and also worked as Steel Works Manager in the Group ARBED in Brazil. He is a graduate in Metallurgical Engineering from the Federal University of Minas Gerais, Brazil.

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

B. Compensation

Please see Note 21(f) and Appendix II to our Consolidated Financial Statements for information on the compensation paid to members of our Board of Directors and Executive Officers/Senior Management Team during the year 2015.

Incentive Plans

Please see Note 19 to our Consolidated Financial Statements.

C. Board Practices

Please see “—Directors and Senior Management” above.

D. Employees

Please see “ Headcount” in Note 18 to our Consolidated Financial Statements.

Telefónica de España has signed the 1st Collective Agreement of Related Companies, which is wholly backed by the largest trade unions. Telefónica Móviles España and Telefónica Soluciones are also parties to this agreement. The agreement contemplates, among other elements, an “Individual Employment Suspension Plan” for their respective employees, which implementation is entirely voluntary in the period 2016-2017. All employees who fulfil the following criteria are eligible to participate in the plan: (i) employees must have been employed as of January 1, 2015, (ii) as of the date of the agreement, they must have worked for the Group 15 years or more, and (iii) as of December 31, 2017, they must be at least 53 years old. In relation to the aforementioned Plan:

•	The Company has opened the registration period for employees to sign up to the Plan.

•	The current value of the expected expenses resulting from the Plan is estimated to be approximately 2,896 million euros.

E. Share Ownership

At February 26, 2016, the following members of our Board of Directors beneficially owned directly or indirectly an aggregate of 8,639,634 shares, representing approximately 0.174% of our capital stock.

Name or corporate name of director	Number of direct voting rights	Number of indirect voting rights	% of total voting rights
Mr. César Alierta Izuel	5,293,586	-	0.106
Mr. Isidro Fainé Casas	572,483	-	0.012
Mr. José María Abril Pérez	134,886	152,124	0.006
Mr. Julio Linares López	462,393	2,115	0.009
Mr. José María Álvarez-Pallete López	553,240	-	0.011
Mr. Alfonso Ferrari Herrero	659,250	21,937	0.014
Mr. Antonio Massanell Lavilla	2,638	-	0.000
Mr. Carlos Colomer Casellas	49,377	68,260	0.002
Mr. Francisco Javier de Paz Mancho	62,368	-	0.001
Mr. Gonzalo Hinojosa Fernández de Angulo	49,128	198,862	0.005
Mr. Ignacio Moreno Martínez	17,606	-	0.000
Mr. José Fernando de Almansa Moreno-Barreda	20,397	-	0.000
Mr. Luiz Fernando Furlán	36,945	-	0.001
Ms. Eva Castillo Sanz	109,225	-	0.002
Mr. Pablo Isla Álvarez de Tejera	9,889	-	0.000
Mr. Peter Erskine	79,963	-	0.002
Mr. Santiago Fernández Valbuena	217,578	-	0.004
Mr. Wang Xiaochu	-	-	0.000

At February 26, 2016, members of our executive management team (excluding members of our Board of Directors listed above) beneficially owned an aggregate of 1,093,105 of our shares, representing approximately 0.022 % of our capital stock.

None of our directors or executive officers beneficially owned shares representing one percent or more of our share capital at February 26, 2016.

None of our directors and executive officers held options in respect of shares representing one percent or more of our share capital at February 26, 2016.

Please see “Share-based payment plans” in Note 19 to our Consolidated Financial Statements.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

General

At February 26, 2016, we had 4,975,199,197 shares outstanding, each having a nominal value of 1.00 euro per share. All outstanding shares have the same rights.

At February 26, 2016, according to information provided to us or to the Spanish National Securities Commission (Comisión Nacional de Mercado de Valores or the “CNMV”), beneficial owners of 3% or more of our voting stock were as follows:

Name of Beneficial Owner	Number of Shares		Percent
	Direct	Indirect
Banco Bilbao Vizcaya Argentaria, S.A.(1)	302,205,736	-	6.07%
Fundación Bancaria Caixa d’ Estalvis i Pensions de Barcelona (“la Caixa”)(2)	-	249,501,612	5.01%
Blackrock, Inc.(3)	-	253,632,799	5.09%
(1)	Based on the information provided by Banco Bilbao Vizcaya Argentaria, S.A. as at December 31, 2015 for the 2015 Annual Report on Corporate Governance.

(2)	Based on information provided by Fundación Bancaria Caixa d’ Estalvis i Pensions de Barcelona (“la Caixa”) as at December 31, 2015 for the 2015 Annual Report on Corporate Governance. The indirect shareholding is held by Caixabank, S.A. which owns 249,482,489 shares and by Vidacaixa, S.A. de Seguros y Reaseguros which owns 19,123 shares.

(3)	According to the form on Schedule 13G filed on February 9, 2016 with the SEC. Though the reported beneficial ownership is 5.09%, Blackrock, Inc. has sole voting power with respect to 233,260,845 shares (representing 4.68% of Telefónica’s share capital as of the date of this report).

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

B. Related Party Transactions

During 2015 and through the date of this Annual Report, the Directors and senior executives did not enter into any transaction with Telefónica, S.A. or any Telefónica Group company other than those in the Group’s normal trading activity and business.

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

Related Party Transactions with Significant Shareholders

Two of our major shareholders are financial institutions (see “—Major Shareholders—General” above). We have entered into related party transactions with both companies within our ordinary course of business, and always on arm’s length terms. During 2015, the executed transactions were generally loans, capital markets or derivative transactions provided to us by these financial institutions and agreements for us to provide telecommunications and broadband services to such institutions.

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

At December 31, 2015, as recorded in our parent company accounts, we loaned a total of 9,142 million euros (7,433 million euros at December 31, 2014) to companies of the Telefónica Group while companies of the Telefónica Group and their associates loaned us a total of 48,738 million euros (51,680 million euros at December 31, 2014), of which 8,560 million euros (8,437 million euros at December 31, 2014) was loaned to us by Telefónica Europe, B.V. and 36,937 million euros (37,157 million euros at December 31, 2014) was loaned to us by Telefónica Emisiones S.A.U., our financing subsidiaries devoted to raising funds in the capital markets, 500 million euros (1,912 million euros at December 31, 2014) was loaned to us by Telefónica Finanzas, S.A.U., our subsidiary in charge of financial support for Telefónica Group companies and 2,571 million euros (3,913 million euros at December 31, 2014) was loaned by us to Telfisa Global, B.V., our financing subsidiary charged with centralizing and managing the cash pooling of our subsidiaries in Latin America, Europe and the United States.

With respect to the balances with associated companies, the line item “Non-current financial assets” on the consolidated statement of financial position at December 31, 2015, includes “Loans to Associates” amounting to 21 million euros (16 million euros at December 31, 2014).

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

We highlight the following unresolved legal proceedings or those underway in 2015 (see Note 17 to our Consolidated Financial Statements for details of tax-related cases):

Cancellation of the UMTS license granted to Quam GMBH in Germany

In December 2004, the German Telecommunications Market Regulator revoked the UMTS license granted in 2000 to Quam GmbH (Quam), in which Telefónica has a stake. After obtaining a suspension of the revocation order, on January 16, 2006, Quam filed a suit against the order with the German courts. This claim sought two objectives: 1) to overturn the revocation order issued by the German Telecommunications Market Regulator, and 2) if this failed, to be reimbursed for the total or partial payment of the original amount paid for the license, 8,400 million euros.

This legal process ended on June 25, 2015, when the German Federal Constitutional Court dismissed the appeal lodged by Quam against the decision to reverse the UMTS license issued by the regulatory authority and endorsed by the courts in their different instances.

This judgment is not subject to appeal.

Appeal against the decision by Agencia Nacional de Telecomunicações (ANATEL) regarding the inclusion of interconnection and network usage revenues in the Fundo de Universalização de Serviços de Telecomunicações

Vivo Group operators (currently Telefônica Brasil), together with other cellular operators, appealed ANATEL’s decision of December 16, 2005, to include interconnection and network usage revenues and expenses in the calculation of the amounts payable into the Fund for Universal Access to Telecommunications Services (FUST) – a fund which pays for the obligations to provide Universal Service -with retroactive application from 2000. On March 13, 2006, the Brasilia Regional Federal Court granted a precautionary measure which stopped the application of ANATEL’s decision. On March 6, 2007, a ruling in favor of the wireless operators was issued, stating that it was not appropriate to include the revenues received by transfer from other operators in the taxable income for the FUST’s calculation and rejecting the retroactive application of ANATEL’s decision. ANATEL filed an appeal to overturn this decision with Brasilia Regional Federal Court no. 1. This appeal is pending resolution.

At the same time, Telefônica Brasil and Telefónica Empresas, S.A., together with other wireline operators through ABRAFIX (Associação Brasileira de Concessionárias de Serviço Telefonico Fixo Comutado) appealed ANATEL’s decision of December 16, 2005, also obtaining the precautionary measures requested. On June 21, 2007, Federal Regional Court no. 1 ruled that it was not appropriate to include the interconnection and network usage revenues and expense in the FUST’s taxable income and rejected the retroactive application of ANATEL’s decision. ANATEL filed an appeal to overturn this ruling on April 29, 2008, before Brasilia Federal Regional Court no. 1.

No further action has been taken since then. The amount of the claim is quantified at 1% of the interconnection revenues.

Public civil procedure by the São Paulo government against Telefônica Brasil for alleged reiterated malfunctioning in services provided

This proceeding was filed by the Public Ministry of the State of São Paulo for alleged reiterated malfunctioning in the services provided by Telefônica Brasil, seeking compensation for damages to the customers affected. A general claim was filed by the Public Ministry of the State of São Paulo, for 1 billion Brazilian reais (approximately 225 million euros), calculated on the company’s revenue base over the last five years.

In April 2010, a ruling against the Telefónica Group was issued in first instance. The full impact of this proceeding will not be known until there is a final ruling, and the total amount of persons affected by and party to the proceeding is known. At that moment, the amount of the indemnity will be established, ranging between 1 billion and 60 million reais (approximately, between 225 and 13 million euros), depending on the number of parties. On May 5, 2010, Telefônica Brasil filed an appeal before the São Paulo Court of Justice, suspending the effect of the ruling.

On April 13, 2015, the appeal was judged in favor of Telefónica, by unanimous vote, reversing the earlier decision in first instance. The Public Prosecutor filed an extraordinary petition for review at the High Court of Brasilia. This Court must take a decision on the admissibility of the appeal once it has assessed the allegations made by Telefónica.

The Public Prosecutor filed an extraordinary petition for review at the High Court of Brasilia. This Court must take a decision on the admissibility of the appeal once it has assessed the allegations made by Telefónica.

Appeal against the Decision of the European Commission dated January 23, 2013 to sanction Telefónica for the infringement of Article 101 of the Treaty on the functioning of the European Union.

On January 19, 2011, the EC initiated formal proceedings to investigate whether Telefónica, S.A. and Portugal Telecom SGPS, S.A. (Portugal Telecom) had infringed European Union anti-trust laws with respect to a clause contained in the sale and purchase agreement of Portugal Telecom’s ownership interest in Brasilcel, N.V., a joint venture in which both were venturers and which was the owner of the Brazilian company Vivo.

On January 23, 2013, the EC passed a ruling on the formal proceedings. The ruling imposed a fine on Telefónica of 67 million euros, as the EC ruled that Telefónica and Portugal Telecom committed an infraction of Article 101 of the Treaty on the Functioning of the European Union for having entered into the agreement set forth in Clause Nine of the sale and purchase agreement referred to above.

On April 9, 2013, Telefónica filed an appeal for annulment of this ruling with the European Union General Court. On August 6, 2013, the European Union General Court notified Telefónica of the response issued by the EC, in which the EC reaffirmed the main arguments of its ruling and, specially, that Clause Nine includes a competition restriction. On September 30, 2013, Telefónica filed its reply. On December 18, 2013, the EC filed its appeal.

A hearing was held on May 19, 2015, at the European Union General Court and is pending resolution by the Court.

Judicial appeals against the decisions by the Conselho Administrativo de Defesa Econômica (CADE) regarding the acquisition by Telefónica, S.A. of stakes in Portugal Telecom and Telco

On December 4, 2013, the Brazilian Antitrust Regulator, CADE announced the two following decisions:

1.	To approve, with the restrictions described further below, the acquisition by Telefónica of the entire participation held by Portugal Telecom, SGPS, S.A. and PT Móveis-Serviços de Telecomunicações, SGPS, S.A. (the PT Companies) in Brasilcel, N.V., which controlled the Brazilian mobile company, Vivo Participações, S.A. (Vivo).

This transaction had already been approved by ANATEL and its closing (which did not require CADE’s prior approval at the time), occurred immediately after ANATEL’s approval was granted on September 27, 2010.

This decision was granted by CADE subject to the following conditions:

(a)	the entry of a new shareholder in Vivo, sharing the control of Vivo with Telefónica, S.A. in conditions identical to those that were applicable to the PT Companies when they had a participation in Brasilcel N.V., or

(b)	that Telefónica, S.A. ceases to have any direct or indirect financial interest in TIM Participações S.A.

Due to the fulfilment of the conditions set forth in the authorizations granted by ANATEL (on December 22, 2014 and March 12, 2015) and CADE (on March 25, 2015) for the acquisition by Telefônica Brazil S.A of Global Village Telecom S.A and his holding company GVT Participaçoes S.A (collectively GVT), and for the demerger of Telco, the previously mentioned decision of CADE on December 4, 2013 was overridden due to Telefonica’s divestment of its total shareholding in Telecom Italia.

In this regard, Telefónica, S.A. delivered 1,110 million ordinary shares of Telecom Italia (representing 8.2% of its ordinary shares) to Vivendi, S.A. in exchange for 4.5% of the total share capital of Telefônica Brasil, S.A. and sold, by means of an agreement with a financing institution, 872 million ordinary shares of Telecom Italia, representing 6.5% of the ordinary shares of this company, for an amount of approximately 1,025 million euros.

Telefónica also arranged several hedging instruments to allow Telefónica to repurchase the shares of Telecom Italia that may be necessary to meet its exchange obligations under the mandatory exchangeable bonds for shares of Telecom Italia issued by Telefónica, S.A. in July 2014.

Thus, Telefónica has completed the divestment process of its entire stake in Telecom Italia, in accordance with the regulatory and anti-trust commitments assumed.

2.	To impose a fine on Telefónica, S.A. of 15 million Brazilian reais, for having allegedly breached the spirit and the purpose of the agreement signed between Telefónica, S.A. and CADE (as a condition to the approval of Telefónica's original acquisition of an interest in Telecom Italia in 2007), due to the subscription of and payment for non-voting shares of Telco, S.p.A. in the capital increase carried out in accordance with the agreement dated September 24, 2013. This Decision also requires Telefónica, S.A. to divest such non-voting shares of Telco, S.p.A. As indicated above, the divestment by Telefónica of its entire stock participation in Telco, S.p.A. and, consequently, in Telecom Italia, S.p.A. has already been completed.

On July 9, 2014, Telefónica filed a judicial appeal against the CADE’s decision to impose a fine on Telefónica.

Other Contingencies

Telefónica is currently conducting an internal investigation regarding possible violations of applicable anti-corruption laws. Telefónica has been in contact with governmental authorities about this matter and intends to cooperate with those authorities as the investigation continues. It is not possible at this time to predict the scope or duration of this matter or its likely outcome.

Tax proceedings

Tax inspections in the tax group in Spain

With regard to the tax inspection for the years 2001 to 2004, the Supreme Court issued a ruling in 2015, accepting the tax losses incurred by the Group in relation to the transfer of certain interests in TeleSudeste, Telefónica Móviles México and Lycos as tax deductible, rejecting the other contentions, and therefore the contingencies related to this process disappeared. This has resulted in recognition of a tax expense of 49 million euros in the 2015 financial statements. However, this did not require payment of any tax because the Company applied unused tax loss carryforwards to offset the effect of these adjustments, at the corresponding tax rate for each period.

In 2012, tax inspections for all taxes for the years 2005 to 2007 were completed, with the Company signing off a corporate income tax assessment of 135 million euros, which was paid in 2012, whilst disputing other adjustments with which it disagreed. Although the settlement agreement for the disputed tax assessment did not give rise to any tax payment, since the adjustments proposed were offset by unused tax loss carryforwards, the Company filed an appeal with the Central Economic-Administrative Court against these adjustments in May 2015, regarding the tax treatment of the “juros sobre el capital propio” (interest on own capital) as dividends.

In July 2015, tax inspections for all taxes for the years 2008 to 2011 were completed, with the Company signing off certain corporate income tax assessments and disputing others. This resulted in an expense amounting to 206 million euros. However, this did not require any tax payment, as the adjustments arising from the inspection were offset by unused tax loss carryforwards, at the corresponding tax rate for each period.

Although the settlement agreement for the disputed tax assessment did not give rise to any tax payment, in July 2015 the company filed an appeal with the Central Economic-Administrative Court against the adjustments it disputes, regarding the tax treatment of the “juros sobre el capital propio” (interest on own capital) as dividends, and the criteria to use tax loss carryforwards in the years subject to settlement.

At 2015 year end, it is not expected that there is any need to recognize additional liabilities for the outcome of this litigation.

Telefónica Brazil

The Telefónica Group is involved in a range of tax litigation in Brazil over direct and indirect taxes (including those relating to GVT). This includes a number of appeals relating to ICMS tax (a tax similar to VAT, levied on telecommunications services). There is a dispute with the Brazilian tax authorities over which services should be subject to settlement of this tax. In 2015 the tax authorities embarked upon a new round of inspections in this regard.

To date the most significant issues have focused on the requirement to collect ICMS on penalties charged to customers for non-compliance, Internet advertising services, and complementary or additional services to the basic telecommunications services such as value-added services and modem rental.

All related procedures are being contested in all instances (administrative and court proceedings). The aggregate amount of these assessments, updated to take into account interest, fines and other items, is approximately 11,900 million Brazilian reais (2,750 million euros). No provisions have been set aside for these matters, as the risk of them giving rise to liabilities is not probable. Telefônica Brasil has obtained independent expert reports supporting its position, i.e. that the aforesaid services are not subject to ICMS.

Telefónica del Perú

With regard to tax matters in Peru, litigation continues over corporate income tax for 2000 and 2001, payments on account in respect of the year 2000, recoverable balances for 1998 and 1999, and the interest and penalties that should apply to these.

In August 2015, the court of second instance handed down a ruling partially upholding the position of Telefónica del Perú, ruling in its favor on three of the five objections filed by the tax authorities and appealed against to the courts, relating, inter alia, to corporate income tax for 2000-2001. This dispute accounts for more than 75% of the total amount under litigation, with the objections relating to insolvency provisions, interest on borrowing and leases of space for public telephones. Both the tax authorities and the company have filed appeals against the decision in higher courts.

At the time of preparation of this Annual Report, the settlements carried out by SUNAT for 2000 and 2001 are in the final instance of the legal process (under review by the Supreme Court).

In general, the discussions over this litigation are taking place before the courts (not only through the current contentious-administrative appeals but also through constitutional protection suits, which are being heard in all instances in both cases). In connection with these proceedings in Peru, the Group and its legal advisors consider that the Group’s position is based on robust legal arguments.

In parallel to the aforementioned court proceedings, the tax authorities proceeded to collect corporate income tax due for the years 2000-2001 and payments on account of corporate income tax in respect of the year 2000. There were successive reductions to the sums claimed in the two cases following appeals filed by Telefónica del Perú against the settlements and due to the precautionary measures imposed. The company paid out 286 million Peruvian soles (approximately, 80 million euros) in 2012 and 2013 pending the final rulings.

In the context of these execution processes, in June 2015, the tax authorities issued Compliance Resolutions demanding payment of 1,521 million Peruvian soles (approximately 431 million euros). An appeal has been filed against this with the Tax Court, and the adoption of precautionary suspension measures duly requested from the legal authorities (as a definitive court ruling on these cases is currently pending).

Given the sentences and rulings handed down in June and August 2015, the Group decided to recognize a provision in the accompanying Consolidated Financial Statements of 431 million euros (see Note 15 to the Consolidated Financial Statements).

Years open for inspection

The years open for review by the tax inspection authorities for the main applicable taxes vary from one consolidated company to another, based on each country’s tax legislation, taking into account their respective statute-of-limitations periods. In Spain, following the tax audit completed in 2015, the taxes from 2012 onwards are open to inspection with respect to the main companies of the Spanish tax group.

In the other countries in which the Telefónica Group has a significant presence, the years open for inspection by the relevant authorities are generally as follows:

•	The last twelve years in Germany.

•	The last eight years in United Kingdom.

•	The last seven years in Argentina.

•	The last five years in Brazil, Mexico, Uruguay, Colombia and the Netherlands.

•	The last four years in Venezuela, Peru, Guatemala, Nicaragua and Costa Rica.

•	The last three years in Chile, Ecuador, El Salvador, the United States and Panama.

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

Year ended December 31,	Dividends per share (euro)
2015 (1)	0.75
2014 (2)	0.75
2013 (3)	0.75
2012 (4)	−
2011 (5)	1.60
(1)	Company’s shareholder remuneration in 2015 consists of paying a dividend of 0.75 euros per share. A scrip dividend of up to 0.35 euros was paid in November 2015, consisting of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, and a subsequent capital increase by means of the issue of new shares to fulfill said allotments. The second tranche of the dividend of 0.40 euros per share will be paid in cash in the second quarter of 2016.

(2)	A scrip dividend of up to 0.35 euros was paid in November 2014, consisting of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, and a subsequent capital increase by means of the issue of new shares to fulfill said allotments.

A cash dividend of 0.40 euros per share from 2015 net income was paid on May 12, 2015.

(3)	A cash dividend of 0.35 euros per share was paid on November 6, 2013, charged against unrestricted reserves. A cash dividend of 0.40 euros per share from 2014 net income was paid on May 7, 2014.

(4)	As of July 25, 2012, the Board of Directors cancelled the dividend and share buyback program corresponding to 2012 (including November 2012 and May 2013 cash and scrip payments, respectively).

(5)	A cash dividend of 0.77 euros per share was paid on November 7, 2011, charged against unrestricted reserves.

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

Treasury share transactions will always be for legitimate purposes, including:

•	undertaking treasury share acquisitions approved by the Board of Directors or pursuant to General Shareholders' Meeting resolutions;

•	honoring previous legitimate commitments assumed;

•	covering requirements for shares to allocate to employees and management under stock option plans; and

•	other purposes in accordance with prevailing legislation. In the past, treasury shares purchased on the stock market were exchanged for other shares-or securities (as in the case of preferred capital securities), swapped for stakes in other companies (e.g. China Unicom, Telco, S.p.A., or Telefônica Brasil in 2015) or acquired to reduce the number of shares in circulation (by redeeming the shares acquired), thereby improving earnings per share.

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

The table below sets forth, for the periods indicated, the reported high and low quoted closing prices, as adjusted for all stock splits, for our shares on the Madrid Stock Exchange, which is the principal Spanish market for our shares, and our ADSs on the New York Stock Exchange:

	Per Share		Per ADS
	(in euro)		(in dollars)(1)
	High	Low	High	Low
Year ended December 31, 2011	18.655	12.690	27.08	16.61
Year ended December 31, 2012	13.710	8.630	17.76	10.25
Year ended December 31, 2013	13.105	9.492	18.02	12.43
Year ended December 31, 2014	13.370	10.865	17.40	13.99
Year ended December 31, 2015	14.210	10.020	15.64	10.96
Quarter ended March 31, 2014	12.515	10.865	16.90	14.96
Quarter ended June 30, 2014	12.850	11.480	17.40	15.79
Quarter ended September 30, 2014	12.705	11.590	17.28	15.34
Quarter ended December 31, 2014	13.370	10.965	16.39	13.99
Quarter ended March 31, 2015	13.925	11.355	15.64	13.45
Quarter ended June 30, 2015	13.855	12.560	15.32	14.07
Quarter ended September 30, 2015	14.210	10.640	15.48	11.93
Quarter ended December 31, 2015	12.395	10.020	13.44	10.96
Month ended August 31, 2015	14.210	12.140	15.48	13.86
Month ended September 30, 2015	12.255	10.640	13.63	11.93
Month ended October 31, 2015	12.030	10.600	13.27	11.91
Month ended November 30, 2015	12.395	11.485	13.44	12.11
Month ended December 31, 2015	11.585	10.020	12.30	10.96
Month ended January 31, 2016	9.976	8.843	10.81	9.68
Month ended February 29, 2016 (through February 23, 2016)	9.569	8.484	10.56	9.65

Source: Madrid Stock Exchange Information and Bloomberg.

(1) Until January 21, 2011, each ADS represented the right to receive three ordinary shares. As of January 21, 2011, the ADS-to-ordinary share ratio was changed, so that each ADS now represents the right to receive one ordinary share. The closing prices prior to January 21, 2011 reflect the adjustment for the ratio change.

On February 23, 2016, the closing price of our shares on the Automated Quotation System of the Spanish Stock Exchanges was 9.322 euro per share, equal to 10.373 dollars at the Noon Buying Rate on February 19, 2016 for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York on that date.

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

At December 31, 2015, 145,944,492 of our shares were held in the form of ADSs by 721 holders of record, including Cede & Co., the nominee of Depository Trust Company (“DTC”). The number of ADSs outstanding was 169,855,242 at December 31, 2014.

Spanish Securities Market Legislation

The Spanish Securities Markets Act (Ley del Mercado de Valores, or the "LMV"), enacted in 1988 and further amended, regulates the primary and secondary securities markets in Spain by establishing principles for their organization and operation, rules governing the activities of persons and institutions operating in these markets and a system for their supervision. This legislation and the regulation implementing it (mainly, as far as private issuers are concerned, the Royal Legislative Decree 4/2015, of October 23, approving the restated text of the LMV, the Royal Decree 1310/2005, of November 4, in relation to the issuance of securities and its admission to listing in official secondary markets, and Royal Decree 1362/2007, of October 19, concerning the transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market):

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

On August 1, 2011, Law 25/2011, partially reforming the Spanish Corporation Act and transposing Directive 2007/36/EC of the European Parliament and of the Council of July 11 relating to the exercise of certain rights shareholders in listed companies (Ley 25/2011, de 1 de agosto, de reforma parcial de la Ley de Sociedades de Capital y de incorporación de la Directiva 2007/36/CE, del Parlamento Europeo y del Consejo, de 11 de Julio, sobre el ejercicio de determinados derechos de los accionistas de las sociedades cotizadas) was approved.

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

On June 12, 2013, Circular 4/2013 of the CNMV was approved. This regulation establishes the templates of the annual report on director’s compensation for public listed companies and members of the board of directors and the supervisory board of savings banks that issue securities admitted to trading on regulated securities markets. This regulation is applicable to the compensation report for the year 2013 onwards and will be put to a vote by the next ordinary general shareholders’ meeting on a consultative basis and as a separate item on the agenda.

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

On June 23, 2015, Circular 3/2015 of the CNMV established the information and technical and legal specifications that must be published on public listed companies, savings banks and other entities’ website, in order to duly comply with the principle of transparency.

On October 2, 2015, Royal Decree 878/2015 was approved with the aim of reaching a greater level of efficiency and safety in the Spanish Automated Quotation System as well as contributing to the development towards an integrated European financial services market. This Royal Decree was enacted to fully implement the provisions of Directive 2013/50/UE of the European Parliament and of the Council, which amended Directive 2004/109/EC of the European Parliament and of the Council on harmonization of transparency requirements for issuers of listed securities, into Spanish legislation.

On October 23, 2015, Royal Legislative Decree 4/2015, was approved to consolidate and unify in a single text the legislative instruments that govern the activities of individuals and institutions in the Spanish securities markets.

On December 22, 2015, Circular 7/2015 of the CNMV amended those provisions of the Circular 5/2013 that relate to the templates of the annual report on corporate governance to be used by public listed companies, savings banks and other entities, and those provisions of Circular 4/2013 that relate to the templates of the annual report on director’s compensation for public listed companies.

On December 22, 2015, Circular 8/2015 of the CNMV published new forms to be used as notification templates for directors, executives and close relatives to communicate their significant shareholdings and for issuers to communicate transactions relating to own shares, with the aim to comply with the new obligations introduced by Royal Decree 1362/2007 and Royal Decree 878/2015. Individuals bound by such Circular must use the new forms from April 1, 2016.

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

Description of Our Capital Stock

Description of share capital

At February 26, 2016, our issued share capital consisted of 4,975,199,197 ordinary registered shares with a nominal value of 1.00 euro each.

Our shareholders have delegated to the Board of Directors the authority to issue up to 2,469,208,757 new shares (equal to half of Telefónica’s share capital on June 12, 2015, the date of the authorization). The Board of Directors is authorized to exclude preemptive rights, in whole or in part, pursuant to the applicable provisions of the Spanish Corporation Act. The Board’s authorization to issue new shares expires on June 12, 2020.

Meetings and voting rights

We hold our ordinary general shareholders’ meeting during the first six months of each fiscal year on a date fixed by the Board of Directors. Extraordinary general shareholders’ meetings may be called, from time to time, at the discretion of our Board of Directors or upon the request of shareholders representing at least 3% of our paid-in share capital. The minimum percentage required to exercise this right was lowered from 5% to 3% by Law 31/2014.

We publish notices of all ordinary and extraordinary general shareholders’ meetings in the Official Gazette of the Commercial Registry or in one of the more widely circulated newspapers in Spain, on the website of the Spanish Securities and Exchange Commission (Comisión Nacional del Mercado de Valores (the “CNMV”)), and on our web site in due time pursuant to the Spanish Corporation Act, being on a general basis at least one month before the relevant meeting. Furthermore, the Board of Directors may publish notices in other media, if deemed appropriate to ensure the public and effective dissemination of the notice meeting.

Each share of Telefónica, S.A. entitles the holder to one vote. However, only registered holders of at least 300 shares are entitled to attend a general shareholders’ meeting. Holders of a lesser number of shares may grant a proxy in respect thereof to a shareholder having the right to attend, as well as group together with other shareholders in the same situation until reaching the required number of shares, following which a proxy must be granted by the shareholders so grouped together to one of such shareholders. The grouping must be carried out specifically for each General Shareholders’ Meeting and be recorded in writing.

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

Reporting Requirements

According to Royal Decree 1362/2007 of October 19 on the disclosure of significant stakes in listed companies (“Royal Decree 1362/2007”), recently modified by Royal Decree 878/2015, of October 2, the acquisition or disposition of shares of Telefónica must be reported within four trading days of the acquisition or disposition to Telefónica and the CNMV, where:

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

Royal Decree 878/2015 has recently established a new approach for calculating whether these thresholds are reached, surpassed or fell short which requires adding the voting rights corresponding to shares and financial instruments. Royal Decree 878/2015 also expands the definition of financial instruments which should be reported, including financial instruments having a similar economic effect as the shares of a company, whether the instruments are cash or physically settled, including convertible securities, options, forwards, futures, swaps, CFDs or any other type of instrument which grants the holder the right to acquire shares or a right to receive an equivalent cash settlement amount. Additionally, Royal Decree 878/2015 amends the calculation rules of the voting rights attributable to a financial instrument which, among other changes, shall now be calculated on a daily basis.

The reporting requirements referred to above apply not only to the acquisition or transfer of shares, but also when, without an acquisition or transfer of shares, the proportion of voting rights of an individual or legal entity reaches, exceeds or falls below the threshold that triggers the obligation to report as a consequence of a change in the total number of voting rights of Telefónica on the basis of the information reported to the CNMV and disclosed by it, in accordance with the Royal Decree.

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

Our directors must report to us and the CNMV the percentage and number of voting rights in Telefónica held by them at the time of becoming or ceasing to be a member of the Board of Directors. Furthermore, all members of the Board must report any change in the percentage of voting rights they hold, regardless of the amount, as a result of any acquisition or disposition of our shares or voting rights, or financial instruments which carry a right to acquire or dispose of shares which have voting rights attached, including any stock-based compensation that they may receive pursuant to any of our compensation plans. Members of our senior management must also report any stock-based compensation that they may receive pursuant to any of our compensation plans or any subsequent amendment to such plans. Royal Decree 1362/2007 (as amended) refers to the definition given by Royal Decree 1333/2005 of  November 11, which develops the Spanish Securities Market Act, regarding market abuse, which defines senior management (directivos) as those “high-level employees in positions of responsibility with regular access to insider information (información privilegiada) related, directly or indirectly, to the issuer and that, furthermore, are empowered to adopt management decisions affecting the future development and business perspectives of the issuer”.

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

These disclosure obligations are primarily regulated by Royal Decree 1362/2007 (as amended), which contains a more detailed set of rules on this legal framework (including, inter alia, rules determining the persons subject to disclosure obligations, the different types of situations triggering disclosure and corresponding exceptions, specific attribution and aggregation rules, the deadlines to notify the transactions, triggering disclosure obligations and incorporation of notices submitted to the CNMV’s public registry).

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

Regulation (EU) No. 596/2014 of April 16, repealing, among others, Directive 2003/6/EC of the European Parliament and the European Council of January 28, on insider dealing and market manipulation establishes rules in order to ensure the integrity of European Community financial markets and to enhance investor confidence in those markets. This regulation maintains an exemption from the market manipulation rules regarding share buyback programs by companies listed on a stock exchange in an EU Member State. Commission Regulation (EC) No. 2273/2003, of December 22, implemented the aforementioned directive with regard to exemptions for buyback programs. Article 5 of this Regulation states that in order to benefit from the exemption, a buyback program must comply with certain requirements established under such Regulation and the sole purpose of the buyback program must be to reduce the share capital of an issuer (in value or in number of shares) or to meet obligations arising from either of the following:

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

At December 31, 2015, we held 141,639,159 shares of treasury stock, representing 2.84690% of our capital stock. At December 31, 2014, we held 128,227,971 shares of treasury stock, representing 2.75332% of our capital stock. As a part of our shareholders’ remuneration policy, we have implemented various share buyback programs since 2003. For further description about our shareholders’ return, see “Item 8. Financial Information—Dividend Information and Share Buyback Programs.”

At our annual general shareholders’ meeting held on May 30, 2014, our shareholders extended their prior authorization to the Board of Directors to acquire our shares for an additional five years from the date of such meeting. The authorization also applies to companies under our control. Pursuant to the authorization, the aggregate nominal value of our shares held by us or any of our subsidiaries cannot exceed the limit established by applicable laws (which is, as of the date of this Annual Report, 10% of our outstanding capital).

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

Voluntary tender offers may be launched when a mandatory offer is not required. Voluntary offers are subject to the same rules established for mandatory offers except for the following:

•	they may be subject to certain conditions (such as amendments to the bylaws or adoption of certain resolutions by the target company, acceptance of the offer by a minimum number of securities, approval of the offer by the shareholders’ meeting of the bidder and any other deemed by the CNMV to be in accordance with law), provided that such conditions can be met before the end of the acceptance period of the offer; and

•	they may be launched at any price, regardless of whether it is lower than the above-mentioned “equitable price”. However, if they are not launched at an equitable price and if the tender offer shares representing at least 50% of the voting rights are tendered in the offer (excluding voting rights already held by the bidder and those belonging to shareholders who entered into an agreement with the bidder regarding the tender offer), the bidder may become obliged to launch a mandatory tender offer.

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

C. Material Contracts

Divestment in Telecom Italia and Termination of Contracts relating to such Investment.

On June 16, 2014, the Italian shareholders of Telco, S.p.A. (Assicurazioni Generali, S.p.A., Intesa Sanpaolo, S.p.A. Mediobanca, S.p.A.) requested the initiation of the process of demerger of such company, as provided in the relevant shareholders agreement.

The implementation of such demerger process, which was approved by the General Shareholders’ Meeting of Telco held on July 9, 2014, was subject to obtaining all the required anti-trust and telecommunications approvals (including in Brazil and Argentina). Once the aforementioned approvals were obtained, the demerger deed was executed on June 17, 2015, becoming effective on June 18, 2015 after its registration in the Madrid Mercantile Registry. As a consequence of the demerger, the Telecom Italia ordinary shares held by Telco – which represented 22.3% of the company’s ordinary share capital – were allocated as follows: 14.72% was allocated to Telco TE, S.p.A., a newly created company owned by Telefónica; 4.31% to a newly created company owned by the Generali group; and 1.64% to each of the newly created companies owned by Intesa Sanpaolo and Mediobanca respectively.

Moreover, the shareholders’ agreement in force between the shareholders of Telco ceased to have effect on June 18, 2015.

In accordance with the regulatory and competition commitments it had assumed, Telefónica completed the divestment of its entire stake in Telecom Italia, S.p.A. during this period.

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

Pursuant to the Enhanced Strategic Alliance Agreement, Telefónica, through its wholly-owned subsidiary, Telefónica Internacional acquired 282,063,000 ordinary shares of China Unicom through several transactions executed in the period between January 25, 2011, and September 7, 2011, investing an aggregate amount equivalent to approximately 500 million U.S. dollars (equivalent to 358 million euros).

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

On June 10, 2012, Telefónica, S.A. through its 100% subsidiary, Telefónica Internacional, S.A.U., and China United Network Communications Group Company Limited (“Unicom Parent”) through a 100% owned subsidiary, signed an agreement for the acquisition by this last company of 1,073,777,121 shares of China Unicom -Hong Kong- Limited, owned by Telefónica, equivalent to 4.56% of the issued share capital.

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

Material Contract related to the sale of Customer Relationship Management (CRM) business, Atento

As a result of the sale agreement of Atento by Telefónica, announced on October 12, 2012, and ratified on December 12, 2012, both companies signed a Master Service Agreement which regulates Atento’s relationship with the Telefónica Group as a service provider for a period of nine years.

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

Agreement for the Acquisition of Global Village Telecom, S.A. and its holding company GVT Participações, S.A. (“GVT”)

On September 19, 2014, Telefónica, S.A. signed an agreement with Vivendi, S.A., for the acquisition by Telefônica Brasil, S.A. of Global Village Telecom, S.A. and its holding company GVT Participações, S.A. (jointly “GVT”) for a cash consideration of 4,663 million euros (through payment in cash and debt assumption), as well as the delivery of shares representing 12% of the share capital of the new Telefônica Brasil, S.A. (following its integration with GVT).

As part of the agreement, Vivendi, S.A. acquired 1,110 million ordinary shares in Telecom Italia from Telefónica, (which represented, as of such date, 8.2% of Telecom Italia’s voting share capital and 5.7% of its total share capital), in exchange for 4.5% of the total share capital of Telefônica Brasil, S.A. (following its integration with GVT).

The cash consideration for the GVT Acquisition was financed through a capital increase of Telefônica Brasil, S.A. which was subscribed by Telefónica, S.A. in proportion to its stake. Telefónica, S.A. financed such subscription via its own capital increase.

On May 28, 2015, once the relevant regulatory approvals were obtained, the Extraordinary General Shareholders’ Meeting of Telefônica Brasil, S.A. held on May 28, 2015, approved the acquisition as well as the issue of shares of Telefônica Brasil to Vivendi, S.A., as partial payment of the purchase price of GVT. The acquisition of GVT was therefore completed.

Accordingly, since May 1, 2015, GVT is incorporated in the consolidation perimeter of the Telefónica Group by the global integration method.

Agreement for the divestment of Telefónica's operations in the UK (O2 UK)

On March 24, 2015, Telefónica signed an agreement with Hutchison for the acquisition by the latter of Telefónica's operations in the UK (O2 UK) for a price (firm value) of 10,250 million pounds sterling in cash (approximately 14,000 million euros at the exchange rate as of the date of the agreement), composed of (i) an initial amount of 9,250 million pounds sterling (approximately 12,640 million euros as of the date of the agreement) which would be paid at closing and (ii) an additional deferred payment of 1,000 million pounds sterling (approximately 1,360 million euros as of the date of the agreement) to be paid once the cumulative cash flow of the combined company in the United Kingdom has reached an agreed threshold. According to the sale agreement, the price will be adjusted by the debt, the working capital and other defined circumstances that may ultimately arise upon closing of the O2 UK divestiture.

Completion of the transaction is subject to, among other conditions, the approval of the European Commission and the obtainment of waivers to some contractual provisions affected by the sale, including those related to network alliances, as well as change of control provisions under certain contractual arrangements with third parties. As of the date of this Annual Report, such conditions had not been met. The European Commission authorization process is ongoing.

These conditions must be satisfied by no later than June 30, 2016, however, this date may be extended until September 30, 2016, in specified circumstances.

D. Exchange Controls

Exchange Controls and Other Limitations Affecting Security Holders

Ownership limitations

There are no limitations with respect to the ownership of our assets or share capital except those derived from the application of the reciprocity principle as described above.

Trading by us in our own shares or shares of companies under our control

For information on the requirements applicable to the trading by us in our own shares or shares of companies under our control, see “—Memorandum and Articles of Association-Description of Our Capital Stock—Acquisition of own shares” above.

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

E. Taxation

The following is a general summary of the material Spanish and U.S. federal income tax consequences to U.S. Holders described below of the ownership and disposition of shares or ADSs. This summary is based upon Spanish and U.S. tax laws (including the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed U.S. Treasury regulations, rulings, judicial decisions and administrative pronouncements), and the Convention Between the United States of America and the Kingdom of Spain for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, signed February 22, 1990 (the “Treaty”), all as of the date hereof and all of which are subject to change or changes in interpretation, possibly with retroactive effect. In addition, the summary is based in part on representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement or any other related agreements will be performed in accordance with its terms.

As used herein, the term “U.S. Holder” means a beneficial owner of one or more shares or ADSs:

•	that is, for U.S. federal income tax purposes, one of the following:

(a)	a citizen or individual resident of the United States,

(b)	a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any state therein or the District of Columbia, or

(c)	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source;

•	who is entitled to the benefits of the Treaty;

•	who holds the shares or ADSs as capital assets for U.S. federal income tax purposes;

•	who owns, directly, indirectly or by attribution, less than 10% of the share capital or voting stock of Telefónica; and

•	whose holding is not attributable to a fixed base or permanent establishment in Spain.

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

Spanish Tax Considerations

Taxation of dividends

Under Spanish law, dividends paid by Telefónica to U.S. Holders of ordinary shares or ADSs are subject to Spanish Non-Resident Income Tax, withheld at source, at a rate of 19%. For these purposes, upon distribution of the dividend, Telefónica or its paying agent will withhold an amount equal to the tax due according to the rules set forth above.

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

If this certificate is not provided within this period, you may afterwards apply for a refund of the amount withheld in excess of the rate provided for in the Treaty by following the procedures described in the next section.

Spanish Refund Procedure

According to Spanish Regulations on Non-Resident Income Tax, approved by Royal Decree 1776/2004 dated July 30, 2004, as amended, a refund for the amount withheld in excess of the Treaty-reduced rate can be obtained from the relevant Spanish tax authorities. To pursue the refund claim, if you are a U.S. Holder, you are required to file:

-	the corresponding Spanish tax form,

-	the certificate referred to in the preceding section, and

-	evidence of the Spanish Non-Resident Income Tax that was withheld with respect to you.

The refund claim must be filed within four years from the date in which the withheld tax was collected by the Spanish tax authorities.

U.S. Holders are urged to consult their own tax advisors regarding refund procedures and any U.S. tax implications thereof.

Taxation of capital gains

For Spanish tax purposes, income obtained from the sale of ADSs or ordinary shares of Telefónica will be treated as capital gains. Spanish non-resident income tax is levied at a rate of 19% on capital gains obtained by persons not residing in Spain for tax purposes who are not entitled to the benefit of any applicable treaty for the avoidance of double taxation.

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

Spanish wealth tax

Individual U.S. Holders who hold shares or ADSs located in Spain are subject to the Spanish Wealth Tax (Impuesto sobre el Patrimonio) (Spanish Law 19/1991), which imposes tax on property located in Spain on the last day of any year. As of January 1, 2017 a 100% tax allowance has been approved by Royal Legislative Decree 13/2011 dated September, 16, 2011 to any resident or non resident taxpayer.

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

Gifts granted to corporations non-resident in Spain are subject to Spanish Non-Resident Income Tax at a rate of 19% on the fair market value of the shares as a capital gain. If the donee is a United States resident corporation, the exclusions available under the Treaty described in the section “—Taxation of Capital Gains” above will be applicable.

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

Taxation upon sale or other disposition of shares or ADSs

A U.S. Holder will generally recognize U.S.source capital gain or loss on the sale or other disposition of shares or ADSs. Any such gain or loss will be long-term capital gain or loss if the U.S. Holder has held such shares or ADSs for more than one year. The amount of the U.S. Holder’s gain or loss will be equal to the difference between such U.S. Holder’s tax basis in the shares or ADSs sold or otherwise disposed of and the amount realized on the sale or other disposition, as determined in U.S. dollars.

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

Passive foreign investment company rules

Telefónica believes that it was not a PFIC for U.S. federal income tax purposes for its 2015 taxable year. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that Telefónica will not be considered a PFIC for any taxable year. If Telefónica were treated as a PFIC for any taxable year during which a U.S. Holder owned a share or ADS, certain adverse tax consequences could apply to the U.S. Holder.

In general, if Telefónica were treated as a PFIC for any taxable year during which a U.S. Holder owned a share or ADS, gain recognized by a U.S. Holder on a sale or other disposition of such share or ADS would be allocated ratably over the U.S. Holder’s holding period for the share or ADS. The amounts allocated to the taxable year of the sale or other disposition and to any year before Telefónica became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the resulting tax liability. The same treatment would apply to any distribution in respect of shares or ADSs to the extent it exceeds 125% of the average of the annual distributions on shares or ADSs received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the shares or ADSs.

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

Certain U.S. Holders who are individuals and certain specified entities, may be required to report information relating to stock of a non-U.S. person, subject to certain exceptions (including an exception for stock held through a U.S. financial institution). U.S. Holders are urged to consult their tax advisors regarding the application, if any, of this legislation to their ownership of shares or ADSs.

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

Furthermore, we are exposed to “country risk” (which overlaps with market and liquidity risks). This refers to the possible decline in the value of assets, cash flows generated or cash flows returned to the parent company as a result of political, economic or social instability in the countries where we operate, especially in Latin America.

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

We manage our exchange rate risk and interest rate risk in terms of net debt and net financial debt as calculated by us. We believe that these parameters are more appropriate to understanding our debt position. Net debt and net financial debt take into account the impact of our cash balance and cash equivalents including derivatives positions with a positive value linked to liabilities. Neither net debt nor net financial debt as calculated by us should be considered an alternative to gross financial debt (the sum of current and non-current interest-bearing debt) as a measure of our leverage. For a more detailed description on reconciliation of net debt and net financial debt to gross financial debt, see “Item 5. Operating and Financial Review and Prospects—Presentation of Financial Information—Non-GAAP financial information—Net financial debt and net debt.”

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

Our ADSs are listed on the New York Stock Exchange under the symbol “TEF.” Each ADS represents the right to receive one ordinary share of capital stock of 1.00 euros nominal value each, of Telefónica, S.A. The Depositary issues ADSs in the form of certificated ADSs (American Depositary Receipts, or ADRs) or uncertificated ADSs pursuant to the Deposit Agreement.

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

The Depositary has agreed to reimburse or pay on behalf of Telefónica, S.A., certain reasonable expenses related to our ADS program and incurred by us in connection with the program (such as NYSE listing fees, legal and accounting fees incurred in connection with the preparation of Form 20-F and ongoing SEC compliance and listing requirements, distribution of proxy materials, investor relations expenses, etc.). The Depositary has covered all such expenses incurred by us during 2015 for an amount of 6 million dollars. The amounts the Depositary reimbursed or paid are not perforce related to the fees collected by the depositary from ADS holders.

As part of its service to us, the Depositary has agreed to waive certain expenses for the standard costs associated with the administration of our ADS program for the year ended December 31, 2015.

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

Telefónica management assessed the effectiveness of Telefónica’s internal control over financial reporting as of December 31, 2015. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 framework) in Internal Control – Integrated Framework. Telefónica management has excluded from the scope of its assessment of internal control over financial reporting the operations and related assets of GVT, which Telefónica consolidates from May 1, 2015. Total assets and total revenues subject to GVT’s internal control over financial reporting represented 2% and 2%, respectively, of Telefónica’s consolidated total assets and total revenues as of and for the year ended December 31, 2015. Based on its assessment and those criteria, Telefónica management believes that at December 31, 2015, Telefónica’s internal control over financial reporting is effective.

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

The standards set forth in the Telefónica Business Principles cover ethical issues such as honesty and trust, respect for the law, integrity and the respect of human rights, as well as how these ethical principles should be implemented in our relationships with our stakeholders: employees, customers, shareholders, suppliers and the communities we work in. Issues covered, amongst other, are professional development, health and safety, communications and advertising, corporate governance, risk management, anti-corruption, conflicts of interest, environmental protection, privacy and data protection, etc.

The Telefónica Business Principles are available and open to consultation for employees on the Telefónica Intranet site as well as for the general public on the Telefónica external website (https://www.telefonica.com/en/web/about_telefonica/strategy/business-principles).

In 2015, the Company reinforced the description of its anti-corruption principles in the Integrity section. No waivers were granted in 2015.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The number of shares of treasury stock at December 31, 2015, amounted to 141,639,159 (128,227,971 at December 31, 2014). These treasury shares are directly owned by Telefónica, S.A.

Year ended December 31, 2015
Period of Fiscal Year	Total Number of Shares Purchased	Average Price Paid per Share (euro)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs(1)
January 1 to January 31	9,000,000	11.54	19,597
February 1 to February 28	10,460,000	13.24	-
March 1 to March 31	10,125,000	12.69	113,449
April 1 to April 30	-	-	-
May 1 to May 31	10,560,180	13.11	-
June 1 to June 30	12,145,825	12.32	-
July 1 to July 31	4,600,000	12.90	13,177
August 1 to August 31	9,973,835	13.34	269,737
September 1 to September 30	33,405,693	11.38	320,389
October 1 to October 31	11,421,390	11.28	7,697,702
November 1 to November 30	10,219,527	11.93	301,199
December 1 to December 31	16,125,000	10.65	344,088
Total	138,036,450	11.98	9,079,338
(1)	Under employee share plans a maximum of 9,079,338 shares could be assigned to employees participating in voluntary plans. See Note 19 to our Consolidated Financial Statements.

For a more detailed description of our plans or programs, see “Item 8. Financial Information—Dividend Information and Shareholders’ Return” and Note 19 to our Consolidated Financial Statements.

Item 16F. Change in Registrant’s Certifying Accountant

During the years ended December 31, 2014 and 2015 and through the date of this Annual Report, the principal independent accountant engaged to audit our financial statements, Ernst & Young, S.L., has not resigned, indicated that it has declined to stand for re-election after the completion of its current audit or been dismissed. For each of the years ended December 31, 2014 and 2015, Ernst & Young, S.L. has not expressed reliance on another accountant or accounting firm in its report on our audited annual accounts for such periods.

Item 16G. Corporate Governance

Significant Differences in Corporate Governance Practices

Corporate governance guidelines

In Spain, companies with securities listed on a Spanish Stock Exchange are expected to follow the Good Governance Code of Listed Companies (“the Code”) published in February 2015, which contains corporate governance and shareholder disclosure recommendations. Spanish listed companies are required by law to publish an Annual Report on Corporate Governance and a Report on the Compensation Policy of the Board of Directors. Additionally, Spanish listed companies are required to publish their corporate governance information on their websites. We base our corporate governance procedures on the recommendations of the Code. As part of our corporate governance procedures, we have adopted regulations for our Board of Directors that govern, among other things, director qualification standards, responsibilities, compensation, access to management information, the Board of Directors’ purpose and each of our Board Committee’s purpose and responsibilities. Moreover, we have a Regulation of the General Shareholders’ Meeting that aims to reinforce its transparency, providing shareholders with a framework guaranteeing and facilitating exercise of their rights. The Annual Report on Corporate Governance published by us provides a detailed explanation of our corporate governance procedures and explains the role and duties of our Board of Directors and Board Committees. Our Annual Report on Corporate Governance and the Report on the Compensation Policy of the Board of Directors of Telefónica, S.A. are available on our website at www.telefonica.com. None of the information contained on our website is incorporated in this Annual Report.

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

Independence of the Board

As of the date of this Annual Report, we have 18 directors, out of which seven have been deemed independent by our Board of Directors attending to the director’s classification contained in Good Governance Code of Listed Companies. A significant majority of our current directors, 15, are non-executive directors. We, in accordance with the Code, assess the independence of our directors. Among other things, independent directors: (i) shall not be, past employees or executive directors of any of the Group companies, unless three or five years have elapsed , respectively, (ii) shall not receive any payment or other form of compensation from us or our group on top of their directors’ fees, unless the amount involved is not significant, (iii) shall not be partners, now or on the past three years, in the external auditor or in the firm responsible for the audit report, (iv) shall not be executive directors or senior officers of another company where one of our executive directors or senior officers is an external director, (v) shall not have material business dealings with us or any other company in our group, (vi) shall not be spouses, nor partners maintaining an analogous affective relationship, nor close relative of any of our executive directors or senior officers and (vii) shall not stand in any of the situations listed in (i), (v) or (vi) above in relation to a significant shareholder or a shareholder with board representation.

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

According to our By-laws (Art. 32) the independent director who acts as “Coordinating Independent Director”, shall carry out the following duties and tasks:

a) Coordinate the work of the External Directors that the Company has appointed, in defense of the interests of all the shareholders of the Company, and echo the concerns of such Directors.

b) Request the Chairman of the Board of Directors to call meetings of the Board where appropriate in accordance with the rules of corporate governance.

c) Request, consequently, the inclusion of certain matters in the agenda of the meetings of the Board of Directors.

d) Oversee the evaluation by the Board of Directors of the Chairman thereof.

Whistleblowing

We have procedures in place that allow any employee to anonymously and confidentially report instances of fraud, alterations of financial information or specific risks to Telefónica and its subsidiaries.

Code of Ethics

The NYSE listing standards require U.S. companies to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. In 2004 we adopted, as required by the Sarbanes-Oxley Act, a code of ethics that applied to our principal executive officer, principal financial officer and to our senior financial officers. In December 2006, we adopted a code of business conduct and ethics, the “Telefónica Business Principles,” which apply to all Telefónica Group employees. In March 2008, we decided to modify such Business Principles in order to incorporate within them all components of the code of ethics definition in Section 406 of Sarbanes Oxley Act, and consequently our code of ethics for senior officers was replaced by such Business Principles. These Principles were further modified in 2010 in order to include a new principle of privacy and data protection and in 2015 to reinforce certain anti-corruption principles.

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

Item 18. Financial Statements

Please see pages F-4 through F-189.

Item 19. Exhibits

Exhibit Number	Description
1.1	Amended and Restated bylaws (English translation)
4.1	Subscription Agreement, dated September 6, 2009 between Telefónica, S.A. and China Unicom (Hong Kong) Limited*
4.2	Enhanced Strategic Alliance Agreement dated January 23, 2011 between Telefónica, S.A. and China Unicom (Hong Kong) Limited **
4.3	Share Purchase Agreement for the Sale and Purchase of Shares in China Unicom (Hong Kong) Limited, dated June 10, 2012 and Supplemental Agreement, dated July 21, 2012, between Telefónica, Internacional S.A.U. and a 100% owned subsidiary of China United Network Communications Group Company Limited ***
4.4	Agreement for the Sale and Purchase of Customer Relationship Management business, Atento, dated October 11, 2012 ****
4.5	Stock Purchase Agreement and Other Covenants, dated September 18, 2014, by and among Vivendi, S.A., Société d’Investissements et de Gestion 72 S.A. and Société d’Investissements et de Gestion 108 SAS, as the sellers, Telefônica Brasil S.A., as purchaser, GVT Participações S.A., as target, Global Village Telecom S.A. and Telefónica, S.A. (1) ******
4.6	Long Term Incentive Plan Terms ******
4.7	Agreement for the sale and purchase of the entire issued share capital of Telefónica Europe plc. between Telefónica, S.A., Hutchison 3G UK Investments Limited and Hutchison 3G UK Holdings (CI) Limited dated March 24, 2015 (1)
8.1	Subsidiaries of Telefónica (see Note 1 to the Consolidated Financial Statements and Appendix VI thereto)
12.1	Certification of César Alierta Izuel, Chief Executive Officer of Telefónica, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Miguel Escrig Meliá, Chief Financial Officer of Telefónica, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm
*	Incorporated by reference to Telefónica’s Schedule 13D/A filed on September 17, 2009.

**	Incorporated by reference to Telefónica’s Schedule 13D filed on February 8, 2011.

***	Incorporated by reference to Telefónica’s Schedule 13 D/A filed on June 13, 2012 and Schedule 13 D/A filed on August 1, 2012, respectively.

****	Incorporated by reference to Telefónica’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012.

*****	Incorporated by reference to Telefónica’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013.

******	Incorporated by reference to Telefónica’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014.

(1)	Confidential treatment has been requested with respect to certain portions of this agreement. Confidential portions have been redacted and separately filed with the SEC.

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

Date: February 26, 2016

2015

Consolidated Financial Statements (Consolidated Annual Accounts)

Telefónica, S.A. and subsidiaries composing the Telefónica Group.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Telefónica, S.A.

We have audited Telefónica, S.A.’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Telefónica, S.A.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Telefónica, S.A.’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying Annual Report on Internal Control over Financial Reporting, Telefónica, S.A.‘s assessment of the effectiveness of internal control over financial reporting did not include the internal controls of GVT, consolidated from May 1, 2015, which is included in the 2015 consolidated financial statements and constituted 2% of total assets as of December 31, 2015 and 2% of total revenues for the year then ended. Our audit of the internal control over financial reporting of Telefónica, S.A. also did not include an evaluation of the internal control over financial reporting of GVT.

In our opinion, Telefónica, S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Telefónica, S.A. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2015 and our report dated February 26, 2016 expressed an unqualified opinion thereon.

ERNST & YOUNG, S.L.

/s/ Ignacio Viota del Corte

Ignacio Viota del Corte

Madrid, Spain

February 26, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Telefónica, S.A.

We have audited the accompanying consolidated statements of financial position of Telefónica, S.A. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2015. These consolidated financial statements are the responsibility of Telefónica, S.A.’s Directors. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telefónica, S.A. and subsidiaries as of December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Telefónica, S.A.’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 26, 2016 expressed an unqualified opinion thereon.

ERNST & YOUNG, S.L.

/s/ Ignacio Viota del Corte

Ignacio Viota del Corte

Madrid, Spain

February 26, 2016

Consolidated Statements of financial position at December 31
Millions of euros	Note	2015	2014 (*)
ASSETS
A) NON-CURRENT ASSETS		91,398	99,448
Intangible assets	(Note 6)	18,562	22,227
Goodwill	(Note 7)	21,745	25,437
Property, plant and equipment	(Note 8)	30,549	33,156
Investments accounted for by the equity method	(Note 9)	74	788
Non-current financial assets	(Note 13)	10,008	10,973
Deferred tax assets	(Note 17)	10,460	6,867
B) CURRENT ASSETS		31,576	22,900
Inventories		1,360	934
Trade and other receivables	(Note 11)	8,301	10,637
Tax receivables	(Note 17)	1,341	1,749
Current financial assets	(Note 13)	2,971	2,932
Cash and cash equivalents	(Note 13)	2,599	6,529
Non-current assets and disposal groups classified as held for sale	(Note 2)	15,004	119
TOTAL ASSETS (A+B)		122,974	122,348

	Note	2015	2014 (*)
EQUITY AND LIABILITIES
A) EQUITY		27,556	30,321
Equity attributable to equity holders of the parent and other holders of equity instruments	(Note 12)	17,891	21,135
Equity attributable to non-controlling interests	(Note 12)	9,665	9,186
B) NON-CURRENT LIABILITIES		60,549	62,318
Non-current interest-bearing debt	(Note 13)	47,117	50,688
Non-current trade and other payables	(Note 14)	2,381	2,384
Deferred tax liabilities	(Note 17)	2,313	2,566
Non-current provisions	(Note 15)	8,738	6,680
C) CURRENT LIABILITIES		34,869	29,709
Current interest-bearing debt	(Note 13)	12,953	9,094
Current trade and other payables	(Note 14)	14,235	16,951
Current tax payables	(Note 17)	1,769	2,026
Current provisions	(Note 15)	1,971	1,595
Liabilities associated with non-current assets held for sale	(Note 2)	3,941	43
TOTAL EQUITY AND LIABILITIES (A+B+C)		122,974	122,348
(*) Revised data as a consequence of the finalization of the purchase price allocation of E-Plus (see Note 5).
The accompanying Notes 1 to 24 and Appendices I to VII are an integral part of these consolidated statements of financial position.

Consolidated income statements for the years ended December 31
Millions of euros	Notes	2015	2014 (*)	2013 (*)
INCOME STATEMENTS
Revenues	(Note 18)	47,219	43,458	50,547
Other income	(Note 18)	1,841	1,521	1,491
Supplies		(12,910)	(11,750)	(13,758)
Personnel expenses	(Note 18)	(9,800)	(6,621)	(6,659)
Other expenses	(Note 18)	(14,936)	(12,827)	(14,144)
Depreciation and amortization	(Note 18)	(8,517)	(7,431)	(8,616)
OPERATING INCOME		2,897	6,350	8,861
Share of loss of investments accounted for by the equity method	(Note 9)	(5)	(498)	(291)
Finance income		2,090	981	923
Exchange gains		6,489	4,103	3,321
Finance costs		(4,400)	(3,460)	(3,598)
Exchange losses		(6,760)	(4,403)	(3,488)
Net financial expense	(Note 16)	(2,581)	(2,779)	(2,842)
PROFIT BEFORE TAX		311	3,073	5,728
Corporate income tax	(Note 17)	(13)	(260)	(1,201)
Profit after tax from continuing operations		298	2,813	4,527
Profit after tax from discontinued operations	(Note 23)	2,582	439	442
PROFIT FOR THE YEAR		2,880	3,252	4,969
Non-controlling interests	(Note 12)	(135)	(251)	(376)
PROFIT FOR THE YEAR ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		2,745	3,001	4,593

Basic and diluted earnings (loss) per share from continuing operations attributable to equity holders of the parent (euros)	(Note 18)	(0.02)	0.50	0.87
Basic and diluted earnings per share from discontinued operations attributable to equity holders of the parent (euros)	(Note 18)	0.52	0.09	0.09
Basic and diluted earnings per share attributable to equity holders of the parent (euros)	(Note 18)	0.51	0.60	0.96
(*) Revised data to reflect the results of Telefónica’s operations in the United Kingdom as discontinued operations (see Note 23).
The accompanying Notes 1 to 24 and Appendices I to VII are an integral part of these consolidated income statements.

Consolidated statements of comprehensive income for the years ended December 31	2015	2014 (*)	2013 (*)
Millions of euros
Profit for the year	2,880	3,252	4,969
Other comprehensive income (loss)
Gains (losses) on measurement of available-for-sale investments	415	(45)	32
Income tax impact	(123)	7	(10)
Reclassification of (gains) losses included in the income statement	(539)	−	51
Income tax impact	139	−	(15)
	(108)	(38)	58
(Losses) gains on hedges	(14)	(507)	831
Income tax impact	(37)	127	(247)
Reclassification of losses included in the income statement (Note 16)	207	163	121
Income tax impact	(58)	(49)	(36)
	98	(266)	669
Share of gains (losses) recognized directly in equity of associates and others	17	(27)	(29)
Income tax impact	(4)	3	4
Reclassification of losses included in the income statement	−	103	1
Income tax impact	−	(24)	−
	13	55	(24)
Translation differences (Note 12)	(6,771)	(2,810)	(6,454)
Total other comprehensive loss (income) recognized in the period (Items that may be reclassified subsequently to profit or loss)	(6,768)	(3,059)	(5,751)
Actuarial gains (losses) and impact of limit on assets for defined benefit pension plans	94	(173)	(49)
Income tax impact	(32)	38	1
	62	(135)	(48)
Total other comprehensive income (loss) recognized in the period (Items that will not be reclassified subsequently to profit or loss)	62	(135)	(48)
Total comprehensive loss (income) recognized in the year	(3,826)	58	(830)
Attributable to:
Equity holders of the parent and other holders of equity instruments	(2,415)	(258)	(434)
Non-controlling interests	(1,411)	316	(396)
	(3,826)	58	(830)
Total comprehensive income (loss) attributable to equity holders of the parent and others of equity instruments arises from:
Continuing operations	(5,348)	(1,111)	(744)
Discontinued operations	2,933	853	310
	(2,415)	(258)	(434)
(*) Revised data reflect the results of Telefónica’s operations in the United Kingdom as discontinued operations (see Note 23).
The accompanying Notes 1 to 24 and Appendices I to VII are an integral part of these consolidated statements of comprehensive income.

Consolidated statements of changes in equity for the year ended December 31, 2015	Attributable to equity holders of the parent and other holders of equity instruments
Millions of euros	Share capital	Share premium	Treasury Shares	Other equity instruments	Legal reserve	Retained earnings	Available-for-sale investments	Hedges	Equity of associates and others	Translation differences	Total	Non-controlling interests (Note 12)	Total equity
Financial position at December 31, 2014 (*)	4,657	460	(1,586)	6,351	984	22,656	55	(334)	24	(12,132)	21,135	9,186	30,321
Profit for the year	−	−	−	−	−	2,745	−	−	−	−	2,745	135	2,880
Other comprehensive income (loss) for the year	−	−	−	−	−	43	(108)	103	12	(5,210)	(5,160)	(1,546)	(6,706)
Total comprehensive income (loss) for the year	−	−	−	−	−	2,788	(108)	103	12	(5,210)	(2,415)	(1,411)	(3,826)
Dividends paid (Note 12)	111	−	−	−	−	(2,360)	−	−	−	−	(2,249)	(641)	(2,890)
Net movement in treasury shares	−	−	(1,511)	−	−	(75)	−	−	−	−	(1,586)	−	(1,586)
Acquisitions and disposals of non-controlling interests and business combinations (Note 5)	−	−	555	−	−	(1,297)	−	−	−	628	(114)	2,538	2,424
Capital increase (Note 12)	281	2,767	−	−	−	(41)	−	−	−	−	3,007	−	3,007
Capital reduction (Note 12)	(74)	−	886	−	−	(812)	−	−	−	−	−	−	−
Undated Deeply Subordinated Securities (Note 12)	−	−	−	452	−	(247)	−	−	−	(84)	121	(7)	114
Other movements	−	−	−	−	−	(8)	−	−	−	−	(8)	−	(8)
Financial position at December 31, 2015	4,975	3,227	(1,656)	6,803	984	20,604	(53)	(231)	36	(16,798)	17,891	9,665	27,556
(*) Revised data due to the finalization of the purchase price allocation of E-Plus (see Note 5).
The accompanying Notes 1 to 24 and Appendices I to VII are an integral part of these consolidated statements of changes in equity.

Consolidated statements of changes in equity for the year ended December 31, 2014 and 2013	Attributable to equity holders of the parent and other holders of equity instruments
Millions of euros	Share capital	Share premium	Treasury Shares	Other equity instruments	Legal reserve	Retained earnings	Available-for-sale investments	Hedges	Equity of associates and others	Translation differences	Total	Non-controlling interests (Note 12)	Total equity
Financial position at December 31, 2013	4,551	460	(544)	2,466	984	22,517	94	(37)	(31)	(9,275)	21,185	6,297	27,482
Profit for the year	−	−	−	−	−	3,001	−	−	−	−	3,001	251	3,252
Other comprehensive income (loss) for the year	−	−	−	−	−	(121)	(39)	(297)	55	(2,857)	(3,259)	65	(3,194)
Total comprehensive income (loss) for the year	−	−	−	−	−	2,880	(39)	(297)	55	(2,857)	(258)	316	58
Dividends paid (Note 12)	106	−	−	−	−	(2,138)	−	−	−	−	(2,032)	(406)	(2,438)
Net movement in treasury shares	−	−	(1,042)	−	−	(113)	−	−	−	−	(1,155)	−	(1,155)
Acquisitions and disposals of non-controlling interests and business combinations (Note 5)	−	−	−	−	−	(307)	−	−	−	−	(307)	2,965	2,658
Undated Deeply Subordinated Securities (Note 12)	−	−	−	3,885	−	(129)	−	−	−	−	3,756	−	3,756
Other movements	−	−	−	−	−	(54)	−	−	−	−	(54)	14	(40)
Financial position at December 31, 2014 (*)	4,657	460	(1,586)	6,351	984	22,656	55	(334)	24	(12,132)	21,135	9,186	30,321

Financial position at December 31, 2012	4,551	460	(788)	−	984	19,569	36	(715)	(7)	(3,629)	20,461	7,200	27,661
Profit for the year	−	−	−	−	−	4,593	−	−	−	−	4,593	376	4,969
Other comprehensive income (loss) for the year	−	−	−	−	−	(48)	58	678	(24)	(5,691)	(5,027)	(772)	(5,799)
Total comprehensive income (loss) for the year	−	−	−	−	−	4,545	58	678	(24)	(5,691)	(434)	(396)	(830)
Dividends paid (Note 12)	−	−	−	−	−	(1,588)	−	−	−	−	(1,588)	(739)	(2,327)
Net movement in treasury shares	−	−	244	−	−	(92)	−	−	−	−	152	−	152
Acquisitions and disposals of non-controlling interests and business combinations (Note 5)	−	−	−	−	−	66	−	−	−	45	111	238	349
Undated Deeply Subordinated Securities (Note 12)	−	−	−	2,466	−	−	−	−	−	−	2,466	−	2,466
Other movements	−	−	−	−	−	17	−	−	−	−	17	(6)	11
Financial position at December 31, 2013	4,551	460	(544)	2,466	984	22,517	94	(37)	(31)	(9,275)	21,185	6,297	27,482
(*) Revised data due to the finalization of the purchase price allocation of E-Plus (see Note 5).
The accompanying Notes 1 to 24 and Appendices I to VII are an integral part of these consolidated statements of changes in equity.

Consolidated statements of cash flows for the years ended December 31
Millions of euros	NOTES	2015	2014(*)	2013(*)
Cash received from customers		57,705	53,315	61,008
Cash paid to suppliers and employees		(42,800)	(38,825)	(43,923)
Dividends received		45	48	49
Net interest and other financial expenses paid		(2,455)	(2,553)	(2,464)
Taxes paid		(664)	(1,106)	(1,763)
Net cash flow provided by operating activities from continuing operations		11,831	10,879	12,907
Net cash flow provided by operating activities from discontinued operations	(Note 23)	1,784	1,314	1,437
Net cash flow provided by operating activities	(Note 20)	13,615	12,193	14,344
Proceeds on disposals of property, plant and equipment and intangible assets		254	310	330
Payments on investments in property, plant and equipment and intangible assets		(9,401)	(8,305)	(8,200)
Proceeds on disposals of companies, net of cash and cash equivalents disposed		373	3,614	260
Payments on investments in companies, net of cash and cash equivalents acquired		(3,178)	(5,014)	(368)
Proceeds on financial investments not included under cash equivalents		1,064	266	50
Payments on financial investments not included under cash equivalents		(286)	(198)	(356)
(Payments)/proceeds on placements of cash surpluses not included under cash equivalents		(584)	221	(321)
Government grants received		7	30	1
Net cash flow used in investing activities from continuing operations		(11,751)	(9,076)	(8,604)
Net cash flow used in investing activities from discontinued operations	(Note 23)	(1,166)	(892)	(1,296)
Net cash flow used in investing activities	(Note 20)	(12,917)	(9,968)	(9,900)
Dividends paid	(Note 12)	(2,775)	(2,328)	(2,182)
Proceeds from issue of share capital increase	(Note 12)	4,255	814	377
(Payments)/proceeds of treasury shares and other operations with shareholder	(Note 12)	(1,772)	(1,241)	(312)
Operations with other equity holders	(Note 12)	83	3,713	2,466
Proceeds on issue of debentures and bonds, and other debts	(Note 13)	1,602	4,453	5,634
Proceeds on loans, borrowings and promissory notes		8,770	4,290	3,212
Cancellation of debentures and bonds, and other debts	(Note 13)	(3,805)	(5,116)	(5,667)
Repayments of loans, borrowings and promissory notes		(9,844)	(8,604)	(6,232)
Financed operating payments and investments in property, plant and equipment and intangible assets payments		(126)	(22)	−
Net cash used in financing activities from continuing operations		(3,612)	(4,041)	(2,704)
Net cash provided by in financing activities from discontinued operations	(Note 23)	−	−	18
Net cash used in financing activities	(Note 20)	(3,612)	(4,041)	(2,685)
Effect of changes in exchange rates		(999)	(1,616)	(1,468)
Effect of changes in consolidation methods and others		(17)	(16)	(161)
Net increase (decrease) in cash and cash equivalents during the year		(3,930)	(3,448)	130
CASH AND CASH EQUIVALENTS AT JANUARY 1		6,529	9,977	9,847
CASH AND CASH EQUIVALENTS AT DECEMBER 31	(Note 13)	2,599	6,529	9,977
RECONCILIATION OF CASH AND CASH EQUIVALENTS WITH THE STATEMENT OF FINANCIAL POSITION
BALANCE AT JANUARY 1		6,529	9,977	9,847
Cash on hand and at banks		4,912	7,834	7,973
Other cash equivalents		1,617	2,143	1,874
BALANCE AT DECEMBER 31	(Note 13)	2,599	6,529	9,977
Cash on hand and at banks		1,262	4,912	7,834
Other cash equivalents		1,337	1,617	2,143
(*) Revised data to reflect the cash flows of Telefónica UK as discontinued operation (see Note 23). The accompanying Notes 1 to 24 and Appendices I to VII are an integral part of these consolidated statements of cash flows.

Telefónica, S.A. and subsidiaries composing the Telefónica Group

Notes to the consolidated financial statements (consolidated annual accounts) for the year ended December 31, 2015

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

Note 2. Basis of presentation of the consolidated financial statements

The accompanying consolidated financial statements were prepared from the accounting records of Telefónica, S.A. and of each of the companies comprising the Telefónica Group, whose separate financial statements were prepared in accordance with the generally accepted accounting principles prevailing in the various countries in which they are located, and for purposes of these consolidated financial statements are presented in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which for the purposes of the Telefónica Group are not different from those adopted by the European Union, to give a true and fair view of the consolidated equity and financial position at December 31, 2015, and of the consolidated results of operations, changes in consolidated equity and the consolidated cash flows obtained and used in the year then ended. The figures in these consolidated financial statements are expressed in millions of euros, unless otherwise indicated, and therefore may be rounded. The euro is the Group’s reporting currency.

The accompanying consolidated financial statements for the year ended December 31, 2015 were approved by the Telefónica, S.A.’s Board of Directors at its meeting on February 24, 2016 for submission for approval at the General Shareholders’ Meeting, which is expected to occur without modification.

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

Comparative information and main changes in the consolidation scope

For comparative purposes, the accompanying consolidated financial statements for 2015 include the figures for 2014, and in the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows, and the notes thereto for the year then ended, they also include those of 2013.

The consolidated income statements, the statements of comprehensive income and the statements of cash flows for 2014 and 2013 have been revised to show the results of Telefónica United Kingdom as discontinued operations (see Note 23). In addition, the consolidated statement of financial position as of December 31, 2014 has been revised to show the finalization of the purchase price allocation of E-Plus (see Note 5).

The main events and changes in the consolidation scope affecting comparability of the consolidated information for 2015 and 2014 (see Appendix I for a more detailed explanation of the changes in consolidation scope) are as follows:

a) Agreement to sell Telefónica’s operations in the United Kingdom

On March 24, 2015 Telefónica, S.A. signed an agreement with the Hutchison 3G UK Investments Limited and Hutchison 3G UK Holdings (CI) limited (together, “Hutchison”) to acquire Telefónica’s operations in the United Kingdom (see Note 21).

In accordance with IFRS 5, the companies included in the agreement have been recognized as a disposal group held for sale from that date and its operations classified as discontinued operations (see Note 23). Therefore:

•	The consolidated assets and liabilities subject to the transaction have been reclassified under “Non-current assets and disposal groups held for sale” and “Liabilities associated with non-current assets and disposal groups held for sale”, respectively, in the consolidated statement of financial position at December 31, 2015.

•	The non-current assets ceased to be amortized and depreciated for accounting purposes once they were reclassified as assets held for sale.

•	The results of Telefónica United Kingdom are reported under “Profit after tax from discontinued operations” in the consolidated income statements for 2015 and comparative periods.

•	The cash flows of Telefónica United Kingdom are reported separately from continuing operations in the consolidated statements of cash flows for 2015 and comparative periods.

b) Acquisition of 100% stake in GVT

Once the pertinent regulatory authorizations were obtained, Telefônica Brasil, S.A. acquired from Vivendi, S.A. the 100% of the share capital of Global Village Telecom, S.A. and its holding company GVT Participações, S.A. (collectively “GVT”).

Consequently, the Group consolidates GVT from May 1, 2015 using the full consolidation method. The main impacts are detailed in Note 5.

c) Acquisition of 56% stake in Distribuidora de Televisión Digital, S.A. (DTS)

Once the pertinent regulatory authorizations were obtained, on April 30, 2015 Telefónica, through its subsidiary Telefónica de Contenidos, S.A.U. acquired 56% of the share capital of Distribuidora de Televisión Digital, S.A. (DTS) from Promotora de Informaciones, S.A. (PRISA).

Following the transaction, the Telefónica Group holds 100% of the share capital of DTS, which was incorporated in the consolidation perimeter from April 30, 2015 under the full consolidation method, in the Telefónica Spain segment. The 44% stake in DTS held prior to the transaction was accounted for by the equity method. The main impacts of this transaction are explained in Note 5.

d) Demerger of Telco and sale of the ownership interest in Telecom Italia, S.p.A.

In 2015 the demerger of Telco, S.p.A. was formalized, thereafter Telefónica received the assets and liabilities equivalent to its interest in this entity (see Note 13), which were presented as a financial asset available for sale at 2014 year end.

In this same period, Telefónica divested of its entire stake in Telecom Italia, S.p.A., in accordance with the regulatory and competition commitments assumed, and settled the shareholders loan assumed.

The related transactions with this divestment are described in detail in Note 13.

e) Acquisition of E-Plus

Telefónica finalized the E-Plus Mobilfunk GmbH &Co KG (E-Plus) purchase on October 1, 2014, once the approval of the European Commission was obtained and the share capital increase by Telefónica Deutschland Holding, A.G. to finance the operation was completed.

Following the acquisition of E-Plus, the Telefónica Group’s stake in Telefónica Deutschland Holding, A.G. decreased from 76.83% to 62.1%. The Group consolidates E-Plus from October 1, 2014 using the full consolidation method. The main impacts are detailed in Note 5.

f) Sale of ownership interest in Telefónica Ireland, Ltd.

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

g) Sale of ownership interest in Telefónica Czech Republic, a.s.

On November 5, 2013 Telefónica reached an agreement to sell 65.9% of Telefónica Czech Republic, a.s. to PPF Group N.V.I. for an equivalent amount of approximately 2,467 million euros in cash at the date of the agreement.

The transaction was completed in January 2014, once the pertinent regulatory authorization was obtained, and the entity was removed from the consolidation scope as of January 1, 2014. The impact to Equity attributable to non-controlling interests in 2014 was a 666 million euros decrease.

h) Individual Suspension Plan

Telefónica de España, S.A.U., Telefónica Móviles España, S.A.U. and Telefónica Soluciones de Informática y Comunicaciones de España, S.A.U. have signed the 1st Collective Agreement of Related Companies (CEV), wholly backed by the largest labor unions. Said agreement considers, among other elements, measures for individual suspension of the employment relationship in the period 2016 and 2017, applying principles of voluntariness, universality, non-discrimination and social responsibility. After signing the agreement, the registration to join the Plan was opened.

The current value of the payment flows of this Plan as of December 31, 2015 is 2,896 million euros before taxes, reflected in “Personnel expenses” of the accompanying consolidated income statement for 2015 (see notes 15 and 18).

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

a) Hyperinflationary economies

Venezuela is considered as a hyperinflationary economy since 2009. The inflation rates used to prepare the financial information are the “Indice Nacional de Precios al Consumidor de Venezuela”, published by the Central Bank of Venezuela, or the best estimate in case the final index is not available. On an annual basis, these rates are 190.8%, 64.1% and 56.2% for 2015, 2014 and 2013, respectively.

The exchange rate used to translate inflation-adjusted bolivar-denominated items is the exchange rate as of the closing date of each reporting period, amounting to 198.699 bolivars per U.S. dollar (SIMADI), 49.988 bolivars per U.S. dollar (SICAD II) and 6.3 bolivars per U.S. dollar (SICAD I) as of December 31, 2015, 2014 and 2013, respectively.

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

f) Impairment of non-current assets

Non-current assets, including goodwill and intangible assets are assessed at each reporting date for indicators of impairment. Whenever such indicators exist, or in the case of assets which are subject to an annual impairment test, the recoverable amount is estimated. An asset’s recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows deriving from the use of the asset or its cash generating unit, as applicable, are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

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

Changes in the fair value of derivatives that qualify and have been designated as cash flows hedges, which are highly effective, are recognized in equity. The ineffective portion is recognized immediately in the income statement. Fair value changes from hedges that relate to firm commitments or forecast transactions that result in the recognition of non-financial assets or liabilities are included in the initial carrying amount of those assets or liabilities. Otherwise, changes in fair value previously recognized in equity are recognized in the income statement in the period in which the hedged transaction affects profit or loss.

An instrument designated to hedge foreign currency exposure from a net investment in a foreign operation is accounted for in a similar manner to cash flow hedges.

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

l) Revenue and expenses

The Telefónica Group revenues are derived principally from providing the following telecommunications services: traffic, connection fees, regular (normally monthly) network usage fees, interconnection, network and equipment leasing, handset sales and other digital services such as Pay TV and value-added services or maintenance. Products and services may be sold separately or bundled in promotional packages.

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

Exchange rate used to translate the financial statements of our Venezuelan subsidiaries

As of December 31, 2015, there are multiple exchange mechanisms and and three published exchange rates legally available for translation of the financial statements of the Venezuelan subsidiaries.

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

n) New IFRS and interpretations of the IFRS Interpretations Committee (IFRIC)

The accounting policies applied in the preparation of the consolidated financial statements for the year ended December 31, 2015 are consistent with those used in the preparation of the Group’s consolidated annual financial statements for the year ended December 31, 2014, except for the adoption, on January 1, 2015, of new amendments to standards published by the International Accounting Standards Board (IASB) and adopted by the European Union for application in Europe, noted below:

•	Defined Benefit Plans: Employee Contributions – Amendments to IAS 19

These amendments clarify the requirements that relate to how contributions from employees or third parties that are linked to service should be attributed to periods of service. In addition, the amendments clarify that, if the amount of the contributions is independent of the number of years of service, an entity is permitted to recognise such contributions as a reduction in the service cost in the period in which the service is rendered. The application of these amendments had no impact on the Group’s consolidated financial position or results.

•	Improvements to IFRS 2010-2012

•	Improvements to IFRS 2011-2013

The annual improvements projects provide a vehicle for making non-urgent but necessary amendments to IFRSs, with the aim of removing inconsistencies and clarifying wording. These improvements do not have a significant impact on the results or financial position of the Group.

New standards and amendments to standards issued but not effected as of December 31, 2015

At the date of preparation of the consolidated financial statements, the following IFRSs and amendments had been published, but their application was not mandatory:

Standards and amendments		Mandatory application: annual periods beginning on or after
Improvements to IFRS 2012-2014		January 1, 2016
IFRS 14	Regulatory Deferral Accounts	January 1, 2016
Amendments to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations	January 1, 2016
Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortization	January 1, 2016
Amendments to IAS 16 and IAS 41	Agriculture: Bearer Plants	January 1, 2016
Amendments to IAS 1	Disclosure Initiative	January 1, 2016
Amendments to IFRS 10, IFRS 12 and IAS 28	Investment Entities: Applying the Consolidation Exception	January 1, 2016
Amendments to IAS 7	Disclosure Initiative	January 1, 2017
Amendments to IAS 12	Recognition of Deferred Tax Assets for Unrealised Losses	January 1, 2017
IFRS 9	Financial instruments	January 1, 2018
IFRS 15	Revenues from Contracts with Customers	January 1, 2018
IFRS 16	Leases	January 1, 2019
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Deferred Indefinitely

Based on the analyses made to date, the Group estimates that the adoption of most of these standards, amendments and improvements will not have a significant impact on the consolidated financial statements in the initial period of application. However, IFRS 15 is likely to have an impact in the timing and amount of revenue recognition in connection with certain bundled revenue transactions. The Group is currently assessing the impact of the application of this standard. Also, the changes introduced by IFRS 9 will affect financial instruments and transactions with financial instruments carried out on or after January 1, 2018. In addition to this, IFRS 16 requires a company to report on the statement of financial position lease assets and lease liabilities for all leases (other than short-term leases and leases of low-value assets). Based on the number of lease arrangements in the Group, changes introduced by IFRS 16 are expected to have a significant impact in the Group’s financial statements.

Note 4. Segment information

The organizational structure approved by the Board of Directors of Telefónica, S.A. on February 26, 2014 was made up of the following segments: Telefónica Spain, Telefónica Brazil, Telefónica Germany, Telefónica UK and Telefónica Hispanoamérica (formed by the Group’s operators in Argentina, Chile, Peru, Colombia, Mexico, Venezuela and Central America, Ecuador and Uruguay).

As described in Note 2.a), Telefónica’s companies in the UK have been recognized as a disposal group held for sale and its operations classified as discontinued operations. Therefore, the Group’s comparative information of 2014 and 2013 was revised to reflect this new situation.

A breakdown of the results and cash flows for discontinued operations, along with the assets and liabilities held for sale, are included in Note 23.

These segments include the information relating to wireline, wireless, cable, data, internet and television businesses and other digital services in accordance with each location. "Other companies and eliminations" includes the companies belonging to the transverse areas as well as other Group companies and eliminations in the consolidation process.

Segment reporting takes into account the impact of the purchase price allocation to assets acquired and the liabilities assumed for the companies included in each segment. The assets and liabilities presented in each segment are those managed by the heads of each segment, irrespective of their legal structure.

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

The following table presents income and capital expenditures information regarding the Group’s operating segments comprising continuing operations:

2015
Millions of euros	Telefónica Spain	Telefónica Germany	Telefónica Brazil	Telefónica Hispanoamérica	Other companies and eliminations	Total Group
Revenues	12,402	7,888	11,060	14,387	1,482	47,219
External revenues	12,194	7,874	11,027	14,147	1,977	47,219
Inter-segment revenues	208	14	33	240	(495)	−
Other operating income and expenses	(10,066)	(6,030)	(7,487)	(10,031)	(2,191)	(35,805)
OIBDA	2,336	1,858	3,573	4,356	(709)	11,414
Depreciation and amortization	(1,898)	(2,128)	(1,916)	(2,241)	(334)	(8,517)
Operating income	438	(270)	1,657	2,115	(1,043)	2,897
Capital expenditures	1,827	2,230	2,105	3,060	356	9,578

2014 (*)
Millions of euros	Telefónica Spain	Telefónica Germany	Telefónica Brazil	Telefónica Hispanoamérica	Other companies and eliminations	Total Group
Revenues	12,023	5,522	11,231	13,155	1,527	43,458
External revenues	11,832	5,500	11,200	13,013	1,913	43,458
Inter-segment revenues	191	22	31	142	(386)	−
Other operating income and expenses	(6,352)	(4,789)	(7,688)	(9,087)	(1,761)	(29,677)
OIBDA	5,671	733	3,543	4,068	(234)	13,781
Depreciation and amortization	(1,805)	(1,426)	(1,762)	(2,034)	(404)	(7,431)
Operating income	3,866	(693)	1,781	2,034	(638)	6,350
Capital expenditures	1,732	849	2,933	2,842	325	8,681

(*) Revised data (see Note 2).

2013 (*)
Millions of euros	Telefónica Spain	Telefónica Germany	Telefónica Brazil	Telefónica Hispanoamérica	Other companies and eliminations	Total Group
Revenues	12,959	4,914	12,217	16,855	3,602	50,547
External revenues	12,734	4,876	12,186	16,736	4,015	50,547
Inter-segment revenues	225	38	31	119	(413)	−
Other operating income and expenses	(6,619)	(3,606)	(8,277)	(11,324)	(3,244)	(33,070)
OIBDA	6,340	1,308	3,940	5,531	358	17,477
Depreciation and amortization	(1,903)	(1,231)	(2,109)	(2,524)	(849)	(8,616)
Operating income	4,437	77	1,831	3,007	(491)	8,861
Capital expenditures	1,529	666	2,127	3,118	565	8,005

(*) Revised data (see Note 2).

The following table presents segment assets, liabilities and investments accounted for by the equity method:

2015
Millions of euros	Telefónica Spain	Telefónica Germany	Telefónica Brazil	Telefónica Hispanoamérica	Companies held for sale	Other companies and eliminations	Total Group
Investments accounted for by the equity method	2	−	2	2	−	68	74
Fixed assets	15,364	16,780	22,169	14,504	−	2,039	70,856
Total allocated assets	21,320	19,913	28,308	21,623	15,004	16,806	122,974
Total allocated liabilities	13,411	6,471	7,911	14,384	3,941	49,325	95,443

2014(*)
Millions of euros	Telefónica Spain	Telefónica Germany	Telefónica Brazil	Telefónica Hispanoamérica	Telefónica UK	Other companies and eliminations	Total Group
Investments accounted for by the equity method	2	−	3	2	2	779	788
Fixed assets	14,057	16,716	21,795	14,922	11,173	2,157	80,820
Total allocated assets	18,520	21,235	28,570	21,800	14,105	18,118	122,348
Total allocated liabilities	9,599	6,662	8,898	14,480	4,740	47,648	92,027

(*) Revised data (see Note 2).

The composition of segment revenues, detailed by the main countries in which the Group operates, is as follows:

Millions of euros	2015				2014 (*)				2013 (*)
Country	Fixed	Mobile	Other and elims.	Total	Fixed	Mobile	Other and elims.	Total	Fixed	Mobile	Other and elims.	Total
Spain	9,359	4,337	(1,294)	12,402	8,543	4,556	(1,076)	12,023	8,861	5,121	(1,023)	12,959
Germany	1,043	6,832	13	7,888	1,138	4,375	9	5,522	1,235	3,673	6	4,914
Brazil	4,154	6,906	−	11,060	3,613	7,618	−	11,231	4,125	8,092	−	12,217
Hispanoamérica	4,070	10,347	(30)	14,387	3,604	9,578	(27)	13,155	4,272	13,020	(437)	16,855
Argentina	1,376	2,539	−	3,915	1,055	2,008	−	3,063	1,247	2,434	−	3,681
Chile	928	1,292	−	2,220	842	1,247	−	2,089	988	1,495	−	2,483
Peru	1,200	1,566	−	2,766	1,077	1,427	−	2,504	1,121	1,333	−	2,454
Colombia	566	942	−	1,508	629	1,090	−	1,719	652	1,053	−	1,705
Mexico	−	1,783	−	1,783	−	1,649	−	1,649	−	1,580	−	1,580
Venezuela and Central America	−	1,379	−	1,379	−	1,420	−	1,420	−	4,228	−	4,228
Remaining operators and segment eliminations	−	846	(30)	816	1	737	(27)	711	264	897	(437)	724
Other and inter-segment eliminations				1,482				1,527				3,602
Total Group				47,219				43,458				50,547
Note: In some operating business of Telefónica Hispanoamérica segment, the breakdown of revenues presented allocating intercompany eliminations to fixed and mobile businesses.

(*) Revised data (see Note 2).

Note 5. Business combinations and acquisitions of non-controlling interests

Business combinations

Acquisition of GVT

On September 19, 2014 Telefónica, S.A. signed an agreement with Vivendi, S.A, for the acquisition by Telefônica Brasil, S.A. of Global Village Telecom, S.A and its holding company GVT Participações, S.A. (jointly "GVT") for a cash consideration of 4,663 million euros (through payment in cash and debt assumption), as well as delivery of shares representing 12% of the share capital of the new Telefônica Brasil, S.A. resulting from the integration with GVT.

Once the pertinent regulatory authorizations were obtained, the Extraordinary General Shareholders Meeting of Telefônica Brasil, S.A. held on May 28, 2015, approved the acquisition.

The sale and purchase agreement contemplates a contingent consideration regarding a legal deposit set up by GVT. In September 2014, GVT requested the cancellation of the deposit and the return of the amount deposited. The amount recovered based on a final ruling will be returned to Vivendi. The ultimate date for this is up to 15 years. The fair value of the contingent consideration on the acquisition date is 102 million euros.

As a consequence of the acquisition of GVT, the stake of Telefónica Group in Telefônica Brasil decreased from previous 73.96% to 65.59%.

The share capital increase at Telefônica Brasil, S.A. and the aforementioned dilution of the Group’s percentage stake had an adverse net effect on “Equity attributable to the parent Company” in the amount of 456 million euros and an increase on “Equity attributable to non-controlling interests” in the amount of 4,257 million euros. These figures include an impact of dilution in the non-controlling interests amounting to 102 million euros.

GVT is headquartered in Brazil where it provides mostly fixed telephony, data, multimedia and pay TV services. With this acquisition, Telefónica Group reinforces its leadership position in the telecommunications sector in Brazil. The combination of Telefônica Brasil and GVT infrastructures, product portfolio and commercial network will maximize the penetration of products in the mobile and fixed segments of both customer basis, as well as increase presence in corporate customers and small and medium size companies. Additionally synergies can be obtained as consequence of operating expenses reduction and less investment in transmission networks and the Company can take advantage of economy of scale related to set up costs and duplicated satellite infrastructure.

The table below sets out the consideration transferred, the fair values of the assets and liabilities identified at the acquisition date, and the goodwill generated.

Millions of euros
Gross cash consideration (date of the agreement)	4,663
Contingent consideration	102
Fair value of 12% of Telefônica Brasil transferred	2,476
Consideration transferred	7,241
Price adjustment for net debt and hedges	(2,168)
Intangible assets	835
Customer relationships	751
Rest of intangible assets	84
Property, plant and equipment	2,374
Deferred tax assets	182
Accounts receivable	282
Other assets	256
Cash and cash equivalents	116
Financial debt	(2,102)
Trade and other payables	(202)
Provisions	(208)
Other liabilities	(217)
Fair value of net assets	1,316
Goodwill (Note 7)	3,757

Customer relationships were valued using the MEEM (“Multiple Excess Earnings Method”), which is based on calculating the discounted cash flows reflecting the economic benefits attributable to the customer base after consideration of all value contributions of other assets.

At the acquisition date contingent liabilities recognized at fair value amounted to 153 million euros. The deductibility of the goodwill for tax purposes amounts 3,660 million of euros.

The breakdown of accounts receivable’s fair value at the date of acquisition was as follows:

Millions of euros	Gross contractual value	Impairment	Preliminary fair value
Customers	379	(97)	282

The contribution of GVT to revenues since its incorporation to the consolidation perimeter to December 31, 2015 was 1,084 million euros. This contribution would have been 1,591 million euros if GVT had been consolidated the whole year. The contribution of GVT to the profit for the year, after the impact of the amortization of the assets identified in the purchase price allocation, has been a 30 million euros loss.

At the date of authorization for issue of the accompanying consolidated financial statements, the purchase price allocation process is provisional. It is expected that this analysis will be concluded in the coming months and no later than twelve months from the acquisition date as established in the standard.

Acquisition of 56% of DTS

On May 6, 2014 Telefónica submitted a binding offer for the acquisition of 56% of the share capital of Distribuidora de Televisión Digital, S.A. (DTS) owned by PRISA. On June 2, 2014, the parties signed the sale and purchase agreement, subject to competence authorities’ clearance.

Once the relevant competence authorizations were obtained, on April 30, 2015 the acquisition by Telefónica was completed (through its subsidiary Telefónica de Contenidos, S.A.U.) for an initial consideration of 707 million euros, subject to the finalization of the working capital and net debt adjustments. According to the sale and purchase agreement, Telefónica paid 80% at the acquisition date.

On October 20, 2015 Telefónica and PRISA reached an agreement on certain price adjustments, whereby on November 3, 2015 Telefónica paid 123 million euros to PRISA. In addition, Telefónica paid 7 million euros in February 2016, resulting on a total consideration of 695 million euros. At the date of authorization for issue of these financial statements, there is one unresolved adjustment, which could lead to an increase in the price to Telefónica of up to 29 million euros.

After the acquisition of a 22% stake from Mediaset España Comunicación, S.A. on July 4, 2014, the Group had a stake of 44% in DTS registered under the equity method (see Note 9); this is therefore a step acquisition. Hence the consideration has been calculated as the result of adding to the price paid for the 56% acquired the fair value of the previous stake, which at the date of acquisition did not differ materially from the net carrying amount.

DTS had 1.4 million pay TV customers at the date of acquisition and more than 25 years of experience in the sector. With its acquisition, Telefónica reinforces its position as a global video company, becoming the company of reference in the pay TV business in Spain, reinforcing its contents offer and acquiring new global capacities in the TV business.

The table below sets out the total consideration, the fair values of the assets acquired and liabilities assumed identified at acquisition date, and the goodwill generated.

Millions of euros
Cash payment 56% stake	695
Fair value of the prior stake	739
Intangible assets	378
Customer relationships	362
Other	16
Property, plant and equipment	91
Deferred tax assets	454
Trade and other receivables	137
Other assets	213
Financial debt	(350)
Trade and other payables	(367)
Other liabilities	(66)
Fair value of net assets	490
Goodwill (Note 7)	944

Customer relationships were valued using the MEEM (“Multiple Excess Earnings Method”), which is based on calculating the discounted cash flows reflecting the economic benefits attributable to the customer base after consideration of all value contributions of other assets.

DTS was integrated in the consolidation perimeter from April 30, 2015 under full consolidation method. DTS contribution to revenues since its incorporation to the consolidation perimeter to December 31, 2015 amounted 520 million euros. This contribution would have been 843 million euros if DTS had been consolidated the whole year. The contribution of DTS to the profit for the year, after the impact of the amortization of the assets identified in the purchase price allocation, has been a 23 million euros loss.

None of the goodwill recognized is expected to be deductible for income tax purposes.

At the date of authorization for issue of the accompanying consolidated financial statements, the purchase price allocation process is provisional. This analysis is due to conclude in the coming months and no later than twelve months from the acquisition date as established in the standard. Furthermore, there is one unresolved adjustment to the purchase price, which affects the value of the pre-existing relationships with DTS.

Finalization of the purchase price allocation of E-Plus

On October 1, 2014, following the share capital increase by Telefónica Deutschland to finance the purchase of E-Plus, the latter was finally acquired by Telefónica Deutschland.

The purchase price allocation in the consolidated financial statements as of December 31, 2014 was provisional. In 2015 the preliminary purchase price allocation was reviewed within the twelve-month period and recorded retrospectively to the acquisition date on the basis of a final valuation. The accompanying consolidated statement of financial position as of December 31, 2014 was revised, in line with the provisions of IFRS 3. The impact on the profit for the year 2014 (before non-controlling interests) amounted to 32 million euros and was recorded against “retained earnings”.

An agreement on the final purchase price was reached with KPN in December 2015. The original purchase price was reduced overall by 134 million euros. 30 million euros of this figure was adjusted against goodwill within the twelve-month period. A sufficiently secure agreement on the final purchase price was not reached at the end of the aforementioned twelve-month period foreseen in the accounting regulation, therefore estimates based on partial agreements and expert opinions were used in order to determine the purchase price for the final goodwill calculation. The remaining amount, 104 million euros, has been recognised in “other operating income” as it arose after the twelve-month period since the date of acquisition (see Note 18).

The following table gives an overview of the differences between the preliminary and the final purchase price allocation:

Millions of euros	Preliminary fair values at acquisition date	Final fair values at acquisition date	Differences
Intangible assets	4,328	4,182	(146)
Customer relationships	2,718	2,857	139
Frecuency usage rights	1,342	1,057	(285)
Rest of intangible assets	268	268	-
Property, plant and equipment	1,931	1,742	(189)
Inventories	21	21	-
Trade and other receivables	677	677	-
Other financial assets	19	19	-
Other non-financial assets	93	93	-
Cash and cash equivalents	396	396	-
Deferred revenue	(220)	(220)	-
Provisions	(254)	(254)	-
Interest-bearing debt	(505)	(528)	(23)
Current trade and other payables	(709)	(709)	-
Fair value of net assets	5,777	5,419	(358)
Goodwill (Note 7)	1,686	2,014	328
Cash payment	4,936	4,906	(30)
Fair value of the T. Deutschland shares purchased by KPN	2,527	2,527	-
Purchase price	7,463	7,433	(30)
Purchase price adjustments outside measurement period	-	(104)	(104)
Final purchase price	7,463	7,329	(134)

The adjustments in the valuation of the assets resulted mainly from new insights into the requirements of the “Federal Network Agency” and, as a consequence, from more detailed analysis of the fair value of the licences acquired. In addition, new insight relating to the underlying market conditions resulted in reduced values for the acquired property, plant and equipment.

Transactions with non-controlling interests

2015

Acquisition from Vivendi of 4.5% of Telefônica Brasil

On June 24, 2015 in accordance with the commitments undertaken in the acquisition agreement with GVT, Telefónica proceeded to deliver (through its fully-owned subsidiary Telco TE, S.p.A.) 1,110 million ordinary shares in Telecom Italia, S.p.A. representing 8.2% of the voting equity of Telecom Italia, S.p.A. (equivalent to 5.7% of its share capital) to Vivendi, S.A. and received from Vivendi, S.A. all of the ordinary shares and part of the preference shares of Telefônica Brasil, S.A. which Vivendi, S.A. had received from the sale of GVT, which jointly represent 4.5% of the share capital of Telefônica Brasil, S.A. The fair value of the Telecom Italia, S.p.A. shares delivered to Vivendi as part of the consideration has been calculated on the basis of their market price at the date of the approval of the operation, amounting to 1,264 million euros. The difference between the aforementioned value and the valuation of the minority interest in Telefônica Brasil had an adverse effect on “Equity attributable to the parent Company” in the amount of 277 million euros.

After the acquisition of the 4.5% stake of Telefônica Brasil, S.A. from Vivendi, S.A., the stake of Telefónica Group increased to 70.13% (70.22% considering Telefônica Brasil, S.A. treasury shares).

Agreement with Vivendi for the exchange of shares of Telefônica Brasil for treasury shares of Telefónica, S.A.

In September 2015, after the regulatory approval from CADE, Telefónica delivered to Vivendi 46.0 million of its treasury shares representing 0.95 % of its share capital with an effect on treasury shares and in retained earnings in the amount of 555 million euros and 69 million euros, respectively (see Note 12), in exchange for 58.4 million preferred shares of Telefônica Brasil, S.A, (received by Vivendi, S.A. in the context of the acquisition of GVT Participaçoes, S.A.) representing approximately 3.5% of the share capital of Telefónica Brasil, S.A.

After the acquisition the stake of Telefónica Group increased to 73.6%.

Under this agreement, Vivendi, S.A. committed, among other obligations: (i) to refrain from selling the Telefónica shares during specified periods (lock up), and (ii) to comply with certain restrictions that, in case of sale, and once the lock up periods have lapsed, would ensure an orderly sale of such shares.

2014

No material transactions with non-controlling interests were carried out that were significant for the Group in 2014, except for those detailed above regarding E-Plus acquisition (see Note 12.h).

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

Note 6. Intangible assets

The composition of and movements in net intangible assets in 2015 and 2014 are as follows:

Millions of euros	Balance at 12/31/2014	Additions	Amortization	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Inclusion of companies	Transfer Non-current assets classified as held for sale	Balance at 12/31/2015
Service concession arrangements and licenses	13,346	387	(1,053)	−	748	(1,352)	−	(2,038)	10,038
Software	2,905	759	(1,460)	(15)	647	(216)	76	(43)	2,653
Customer base	3,499	−	(525)	−	113	(202)	1,113	(245)	3,753
Other intangible assets	1,430	60	(145)	(4)	(135)	(83)	24	(408)	739
Intangible assets in process	1,047	1,454	−	−	(1,018)	(13)	−	(91)	1,379
Total intangible assets	22,227	2,660	(3,183)	(19)	355	(1,866)	1,213	(2,825)	18,562

Millions of euros	Balance at 12/31/2013	Additions	Amortization	Disposals	Transfers and others (*)	Translation differences and hyperinflation adjustments	Inclusion of companies (*)	Exclusion of companies	Balance at 12/31/2014
Service concession arrangements and licenses	12,034	1,294	(1,154)	−	57	58	1,057	−	13,346
Software	3,044	665	(1,432)	(5)	632	(143)	144	−	2,905
Customer base	1,022	−	(349)	−	(53)	22	2,857	−	3,499
Other intangible assets	1,487	40	(256)	(4)	12	30	121	−	1,430
Intangible assets in process	961	389	−	−	(314)	8	3	−	1,047
Total intangible assets	18,548	2,388	(3,191)	(9)	334	(25)	4,182	−	22,227

(*) Revised data (see Note 5).

The gross cost, accumulated amortization and impairment losses of intangible assets at December 31, 2015 and 2014 are as follows:

Balance at 12/31/2015
Millions of euros	Gross cost	Accumulated amortization	Impairment losses	Intangible assets
Service concession arrangements and licenses	17,238	(7,200)	−	10,038
Software	13,156	(10,500)	(3)	2,653
Customer base	5,843	(2,090)	−	3,753
Other intangible assets	2,185	(1,441)	(5)	739
Intangible assets in process	1,381	−	(2)	1,379
Intangible assets	39,803	(21,231)	(10)	18,562

Balance at 12/31/2014
Millions of euros	Gross cost (*)	Accumulated amortization (*)	Impairment losses	Intangible assets
Service concession arrangements and licenses	22,012	(8,666)	−	13,346
Software	14,168	(11,260)	(3)	2,905
Customer base	6,113	(2,612)	(2)	3,499
Other intangible assets	3,647	(2,212)	(5)	1,430
Intangible assets in process	1,046	−	1	1,047
Intangible assets	46,986	(24,750)	(9)	22,227

(*) Revised data (see Note 5).

“Inclusion of companies” in 2015 mainly corresponds to the acquisitions of GVT and DTS (see Note 5).

“Inclusion of companies” in 2014 corresponds to the acquisition of E-Plus. These figures have been revised (see Note 5).

“Additions” and “Amortization” in 2014 includes 141 and 440 million euros, respectively, from Telefónica in United Kingdom.

“Transfer non-current assets classified as held for sale” in 2015 mainly correspond to the reclassification of intangible assets of Telefónica in United Kingdom (see Note 23).

“Transfer and others” in 2015 includes additions and amortization for 9 and 117 million euros, respectively, from Telefónica in United Kingdom until they were reclassified as assets held for sale.

Outstanding among “Additions” of intangible assets in process in 2015 is the acquisition by Telefónica Germany of LTE block for 1,198 million euros:

•	700 MHz: two 10 MHz blocks

•	900 MHz: two 10 MHz blocks

•	1800 MHz: two 10 MHz blocks

The acquired frequencies at 900 MHz and 1.8 GHz can be used from January 1, 2017. The use of the acquired frequencies at 700 MHz is expected from the date they are vacated by the broadcasting companies.

The spectrum licenses in the 800 MHz and 900 MHz acquired by Telefónica Móviles España in 2011 for 793 million euros were transferred from “Intangible assets in process” to “Service concession arrangements and licenses” since they are available for the company from February 4 and March 31, 2015, respectively.

During exercise 2015, the investment effort reflects the acquisition of LTE licenses in Argentina (196 million euros), Ecuador (127 million euros), Spain (49 million euros), México (8 million euros) and Chile (6 million euros).

Outstanding among “Additions” in 2014 is the acquisition by Telefónica Brazil of a LTE block in the 700 MHz band, for 889 million euros. Additions in 2014 include also LTE licenses acquired by Telefónica Hispanoamérica amounting to 405 million euros.

Details of the principal concessions and licenses with which the Group operates are provided in Appendix VII.

“Other intangible assets” includes the amounts allocated to trademarks acquired in business combinations, of 1,045 million euros and 2,119 million euros at December 31, 2015 and 2014, respectively 594 million euros and 1,133 million euros, respectively, net of the related accumulated amortization).

The impact of the monetary adjustments due to hyperinflation in Venezuela is included under “Translation differences and hyperinflation adjustments”.

Note 7. Goodwill

The movement in this heading assigned to each Group segment was the following:

2015
Millions of euros	Balance at 12/31/14	Acquisitions	Write-offs	Transfers	Translation differences and hyperinflation adjustments	Balance at 12/31/15
Telefónica Spain	3,332	944	−	−	−	4,276
Telefónica Brazil	8,407	3,757	−	−	(2,819)	9,345
Telefónica Germany	4,787	−	−	−	−	4,787
Telefónica United Kingdom	5,296	−	−	(5,672)	376	−
Telefónica Hispanoamérica	3,365	−	−	−	(178)	3,187
Others	250	8	(104)	−	(4)	150
Total	25,437	4,709	(104)	(5,672)	(2,625)	21,745

2014
Millions of euros	Balance at 12/31/13	Acquisitions	Other movements	Translation differences and hyperinflation adjustments	Balance at 12/31/14
Telefónica Spain	3,332	−	−	−	3,332
Telefónica Brazil	8,392	−	−	15	8,407
Telefónica Germany (*)	2,779	2,014	(6)	−	4,787
Telefónica United Kingdom	4,948	−	−	348	5,296
Telefónica Hispanoamérica	3,748	−	−	(383)	3,365
Others	235	1	−	14	250
Total	23,434	2,015	(6)	(6)	25,437

(*) Revised data (see Note 5).

The amount in “Acquisitions” of the Telefónica Spain segment for 2015 corresponds to the acquisition of DTS (see Note 5). The amount for Telefónica Brazil corresponds to the acquisition of GVT (see Note 5).

The goodwill allocated to Telefónica United Kingdom has been reclassified as “Non-current assets and disposal groups classified as held for sale” (see Note 23).

Furthermore, and as a consequence of the above, write-offs in 2015 related to the partial adjustment of the goodwill generated on the acquisition of Telefónica Digital Inc. due to the lower value of the asset, which was determined according to the allocation of the relative value that Telefónica United Kingdom operations represent on it, with a balancing entry in “Profit after taxes from discontinued operations” (see Note 23).

The amount in “Acquisitions” of the Telefónica Germany segment for 2014 corresponds to the acquisition of E-Plus. The consolidated statement of financial position at December 31, 2014, has been revised to reflect the ending of allocation of the acquisition costs of E-Plus (see Note 5).

In order to test for impairment, goodwill has been allocated to the different cash-generating units (CGUs), which are grouped into the following reportable operating segments:

	12/31/2015	12/31/2014
Telefónica Spain	4,276	3,332
Telefónica Brazil	9,345	8,407
Telefónica Germany (*)	4,787	4,787
Telefónica United Kingdom	-	5,296
Telefónica Hispanoamérica	3,187	3,365
Chile	933	978
Peru	766	788
Mexico	532	558
Argentina	255	349
Others Telefónica Hispanoamérica	701	692
Others	150	250
TOTAL	21,745	25,437

(*) Revised data (see Note 5).

Cash flow projections for a five-year period after closing are used to perform the impairment test at year-end, for which the strategic plans approved by the Board of Directors of Telefónica, S.A. of the various cash-generating units (CGU) to which goodwill is allocated are used as the basis. These strategic plans cover the 2016-2018 period. Therefore, in order to complete the five years of cash flows indicated above, an additional two-year normalization period of the strategic plan is added to the analysis of the cash flow projections, on the basis of the main operating variables until the appropriate parameters to obtain the terminal values are reached; the consensus of analysts' forecasts is used as a reference for this. From the sixth year a constant growth rate is applied.

The process of preparing the CGUs’ strategic plans takes into consideration the current condition of each CGU’s market, analyzing the macroeconomic, competitive, regulatory and technological climate together with each CGU’s competitive positioning and growth opportunities given market projections. A growth target is then defined for each CGU in terms of market share, which is a critical factor when forecasting future revenues. The operating resources and fixed asset investments that need to be assigned in order to reach the growth target are estimated following a basic premise of boosting operating efficiency, with a view to increase operating cash flow over the life of the plan. In this process, the Group has also assessed the level of fulfillment of the strategic plans in the past.

Main assumptions used in calculating value in use

Value in use is calculated for the various CGUs based on the aforementioned approved business plans and taking into account subsequently certain variables such as the OIBDA margin and the Capital Expenditure ratio for non-current assets, expressed as a percentage of revenue, and discount and finally perpetuity growth rates. Following is a description of the principal variables considered for each CGU with significant goodwill (Brazil, Spain and Germany).

OIBDA margin and long-term Capital Expenditure (CapEx) ratio

In the case of Spain, the long-term OIBDA margin (42%) is consistent with analysts' forecasts over a three year horizon, at 44%. For Germany, it has been applied analysts' long-term forecasts (30%), adjusted for the outlook for the market on which it is listed.

With respect to the ratio of CapEx over revenues, over the term of the strategic plan, the Group’s European operators invest at a percentage of revenue that lies at the bottom end of the range for peers in the region. However, the valuation used in the impairment test for Germany incorporates the opinions of Telefónica Group and Telefónica Deutschland analysts with regard to investment needs (around 13%).

The OIBDA margin for Brazil is in line with the average of analysts' three year forecasts for peers in emerging markets, at approximately 36%, and also considers analysts' long-term opinions about Brazil. Over the term of the strategic plan, the operator will invest a percentage at the lower end of the range for its peers. However, this is also in line with the investment needs identified by analysts (16.3%). The final figures for Brazil indicated above do not include the effect, within the five-year time horizon, of the synergies included, as mentioned in Note 5, which have been considered in the valuation of the company.

Discount rate

The discount rate, applied to measure free cash flow, is the weighted average cost of capital (WACC), determined by the weighted average cost of equity and debt according the finance structure established for each CGU.

This rate is calculated using the capital asset pricing model (CAPM), which takes into account the asset’s systemic risk, and the impact of risks on cash flows not generated internally, such as country risk, business-specific credit risk, currency risk and price risk specific to the financial asset. The main underlying data used in these calculations are obtained from independent and renowned public external information sources.

The discount rates applied to the cash flow projections in 2015 and 2014 for the main CGUs are as follows:

Discount rate in local currency	2015	2014
Spain	6.1%	6.1%
Brazil	11.9%	10.9%
Germany	5.3%	5.5%

There were no significant changes to these rates for European operators compared to the previous year.

The main variation relates to Brazil, where the cost of capital increased by 1 p.p., in line with analysts’ expectations, which put the cost of capital for the Brazilian operator at slightly lower levels. This increase results from higher equity costs, mainly explained by the increase in Brazil’s political risk premium, and higher external finance costs.

Perpetuity growth rate

Cash flow projections as from the sixth year are calculated using an expected constant growth rate (g), considering the consensus estimates among analysts for each business and country, based on the maturity of the industry and technology, and the degree of development of each country. Each indicator is compared to the forecasted long-term real and nominal GDP growth of each country and growth data from external sources, adjusted for any specific characteristics of the business.

The perpetuity growth rates applied to the cash flow projections in 2015 and 2014 for the main CGUs are as follows:

Perpetuity growth rate in local currency	2015	2014
Spain	0.7%	0.8%
Brazil	5.0%	4.8%
Germany	1.0%	1.2%

There were no significant changes in the perpetuity growth rates for 2015 compared to those used in 2014.

In the case of Brazil, the perpetuity growth rate is in line with the Brazilian Central Bank’s medium-term inflation target (4.5%, within a range of ±2 p.p.) and is below the analyst consensus for the Strategic Plan horizon (around 6%-7%) and below the forecast nominal GDP growth rate (which oscillates around 7%). A conservative outlook has been maintained, in line with analysts’ expectations.

Sensitivity to changes in assumptions

The Group carries out a sensitivity analysis of the impairment test by considering reasonable changes in the main assumptions used in such test. For each CGU with significant goodwill (Brazil, Spain and Germany) the following maximum increases or decreases, expressed in percentage points (p.p.) were assumed:

Changes in key assumptions, In percentage points (p.p.)	Germany Spain	Brazil
Financial variables
Discount rate	+/- 0.5	+/- 1
Perpetuity growth rates	+/- 0.25	+/- 0.5
Operating variables
OIBDA Margin	+/- 2	+/- 2
Ratio of CapEx/Revenues	+/- 1	+/- 1

As a result of the sensitivity analysis performed at year-end 2015 there are no significant risks arising from reasonably possible changes in the financial and operating variables, considered individually, except in the case of Brazil, where a 100 b.p. increase in WACC, similar to that in 2015 (when the Brazilian real depreciated by 32% against the euro), could result in a negative impact in the profit for the year attributable to equity holders of the parent of around 585 million euros. On the other hand, a change of 0.70 p.p. in the discount rate is required for the carrying amount of the CGU Telefónica Brazil to equal its recoverable amount as of December 31, 2015.

The sensitivity analysis revealed no significant risks for the other main CGUs. In Spain and Germany there is a comfortable gap between the recoverable value and the carrying amount.

Note 8. Property, plant and equipment

The composition of and movement in the items comprising net “Property, plant and equipment” in 2015 and 2014 were the following:

Millions of euros	Balance at 12/31/14	Additions	Depreciation	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Inclusion of companies	Transfer Non-current assets classified as held for sale	Balance at 12/31/15
Land and buildings	5,065	59	(456)	(38)	347	(219)	92	(126)	4,724
Plant and machinery	23,637	1,621	(4,494)	(43)	3,894	(2,102)	2,225	(2,297)	22,441
Furniture, tools and other items	1,311	232	(384)	(29)	279	(92)	113	(406)	1,024
PP&E in progress	3,143	5,006	−	(4)	(4,970)	(263)	35	(587)	2,360
Total PP&E	33,156	6,918	(5,334)	(114)	(450)	(2,676)	2,465	(3,416)	30,549

Millions of euros	Balance at 12/31/13	Additions	Depreciation	Disposals	Transfers and others(*)	Translation differences and hyperinflation adjustments	Inclusion of companies(*)	Exclusion of companies	Balance at 12/31/14
Land and buildings	5,234	70	(468)	(43)	360	(131)	43	−	5,065
Plant and machinery	21,246	1,290	(4,349)	(22)	4,758	(814)	1,528	−	23,637
Furniture, tools and other items	1,328	178	(540)	(25)	382	(20)	8	−	1,311
PP&E in progress	3,232	5,522	−	(9)	(5,616)	(149)	163	−	3,143
Total PP&E	31,040	7,060	(5,357)	(99)	(116)	(1,114)	1,742	−	33,156

(*)Revised data (see Note 5).

The gross cost, accumulated depreciation and impairment losses of property, plant and equipment at December 31, 2015 and 2014 are as follows:

Balance at December 31, 2015
Millions of euros	Gross cost	Accumulated depreciation	Impairment losses	PP&E
Land and buildings	11,036	(6,309)	(3)	4,724
Plant and machinery	85,578	(63,009)	(128)	22,441
Furniture, tools and other items	5,257	(4,221)	(12)	1,024
PP&E in progress	2,377	−	(17)	2,360
Total PP&E	104,248	(73,539)	(160)	30,549

Balance at December 31, 2014
Millions of euros	Gross cost (*)	Accumulated depreciation (*)	Impairment losses	PP&E
Land and buildings	11,493	(6,427)	(1)	5,065
Plant and machinery	91,877	(68,181)	(59)	23,637
Furniture, tools and other items	6,487	(5,165)	(11)	1,311
PP&E in progress	3,155	−	(12)	3,143
Total PP&E	113,012	(79,773)	(83)	33,156

(*) Revised data (see Note 5).

“Inclusion of companies” in 2015 corresponds to GVT and DTS (see Note 5).

“Inclusion of companies” in 2014 corresponds to the acquisition of E-Plus (see Note 5).

“Additions” and “Amortization” in 2014 includes 626 and 678 million euros, respectively, from Telefónica in United Kingdom.

“Transfer non-current assets classified as held for sale and others” in 2015 mainly correspond to the reclassification of property, plant and equipment of Telefónica in United Kingdom (see Note 23).

“Transfer and others” in 2015 includes additions and amortization for 203 and 169 million euros, respectively, from Telefónica in United Kingdom until they were reclassified as assets held for sale.

Investment by Telefónica Spain in property, plant and equipment in 2015 and 2014 amounted to 1,575 and 1,500 million euros, respectively. Fiber optic was rolled out rapidly, and by year-end 2015 Telefónica Spain reached more than 14 million premises passed in Spain, and had invested more in LTE networks.

Investment by Telefónica Germany in 2015 and 2014 amounted to 739 and 656 million euros, respectively. The operator continues to focus on its LTE roll-out strategy, securing 75% coverage in 2015.

Investment by Telefónica Brazil in 2015 and 2014 amounted to 1,824 and 1,798 million euros, respectively. This was mainly in expanding the coverage of 3G and 4G mobile networks, and improvements to the quality, and roll out and connection of the fiber network in the fixed line business.

Investment by Telefónica Hispanoamérica in 2015 and 2014 amounted to 2,562 and 2,282 million euros, respectively. This was mainly in the roll out of 3G and 4G networks and the fiber transport network, together with upgrades to the quality of broadband and pay TV services.

“Disposals” include the impact of sale of towers in 2015 and 2014 (see Note 18).

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

Property, plant and equipment deriving from finance leases amounted to 557 million euros at December 31, 2015 (419 million euros at December 31, 2014). The most significant finance leases are disclosed in Note 22.

Note 9. Associates and joint ventures

The breakdown of items related to associates and joint ventures recognized in the consolidated statements of financial position and income statements is as follows:

Millions of euros
	12/31/2015	12/31/2014
Investments accounted for by the equity method	74	788
Loans to associates and joint ventures	21	16
Receivables from associates and joint ventures for current operations	7	43
Financial debt, associates and joint ventures	391	21
Payables to associates and joint ventures (Note 14)	294	724

Millions of euros
	2015	2014 (*)	2013 (*)
Share of (loss) of investments accounted for by the equity method	(5)	(498)	(291)
Revenue from operations with associates and joint ventures	17	305	410
Expenses from operations with associates and joint ventures	85	501	548
Financial income with associates and joint ventures	−	49	38
Financial expenses with associates and joint ventures	1	−	−

(*) Revised data (see Note 2).

The table above includes the transactions with the companies of the Telecom Italia Group until the classification of the investment in Telco, S.p.A. as available-for-sale financial asset. In 2015 Telefónica sold its stake in Telecom Italia, S.p.A., according to the regulatory and competition commitments assumed (see Notes 13 and 21).

The detail of the movement in investments in associates in 2015 and 2014 was the following:

Investments accounted for by the equity method	Millions of euros
Balance at 12/31/13	2,424
Additions	382
Disposals	(697)
Translation differences and other comprehensive income	(20)
Income (loss)	(510)
Dividends	(34)
Transfers and other	(757)
Balance at 12/31/14	788
Additions	57
Translation differences and other comprehensive income	(5)
Income (loss)	(5)
Dividends	(11)
Transfers and other	(750)
Balance at 12/31/15	74

On April 30, 2015 the acquisition of the 56% of DTS Distribuidora de Televisión Digital, S.A. was completed (see Note 5). From this transaction, DTS and its subsidiaries are incorporated to the Telefónica Group consolidation perimeter under full consolidation method. Until April 30, 2015, the previous stake held by Telefónica Group (44%) was registered under equity method. This movement was registered in “Transfers and other” for 739 million euros (see Note 5).

The Group had reached the 44% stake in DTS in July 2014 after the acquisition to Mediaset España Comunicación, S.A. (“Mediaset”) of 22% of the share capital of DTS for 295 million euros. A payment of 30 million euros was also agreed in return for a waiver by Mediaset of preferential purchase rights to the stake held by PRISA in this company. Pursuant to the agreement, Mediaset would receive an additional amount of 10 million euros in the event that Telefónica closed the acquisition of the 56% stake of DTS held by PRISA (consequently paid in 2015) and, in that case, an amount of up to 30 million euros depending on the evolution of the Pay-TV customers of the Group.

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

On June 16, 2014 the three Italian shareholders who, together with Telefónica, S.A., form the shareholder structure of Telco, S.p.A., requested that a demerger process be initiated for this company in accordance with that established in the Shareholders’ Agreement. The implementation of this demerger process, approved at the Telco, S.p.A. General Shareholders’ Meeting on July 9, 2014, is subject to prior approval by the competition and telecommunication authorities where necessary, including those in Brazil and Argentina.

At a meeting on December 22, 2014, the Brazilian telecommunications regulator (ANATEL) approved the demerger on condition of suspension of Telefónica’s voting rights in Telecom Italia, S.p.A. and its subsidiaries, among certain other measures. Telefónica has agreed with the aforementioned suspension of voting rights and has offered the presentation of a formal statement to ANATEL in this regard. Therefore, on the same date Telefónica ceased to have significant influence through its indirect holding in Telecom Italia, S.p.A. and reclassified this investment as an available-for-sale financial asset (see Note 13). The quoted price of Telecom Italia, S.p.A. shares at the reference date was 0.89 euros per share. The impact of the value adjustment of the stake in Telco, S.p.A., together with its contribution to results for the year, led to a negative impact of 464 million euros in 2014 “Share of loss of investments accounted for by the equity method”.

The breakdown of the main investments accounted for by the equity method and key financial highlights for the last 12-month period available at the time of preparation of the consolidated financial statements for 2015 and 2014 are as follows:

December 31, 2015
Millions of euros
COMPANY	% holding	Total assets	Total liabilities	Operating revenue	Profit (loss) for the year	Carrying amount
Telefónica Factoring	50%	360	321	55	27	20
Telefónica Consumer Finance	50%	249	221	19	2	14
Other						40
TOTAL						74

December 31, 2014
Millions of euros
COMPANY	% holding	Total assets	Total liabilities	Operating revenue	Profit (loss) for the year	Carrying amount
DTS, Distribuidora de Televisión Digital, S.A.	44%	1,265	622	1,168	(210)	703
Telefónica Factoring	50%	282	244	48	24	19
Telefónica Consumer Finance	50%	127	100	5	(3)	13
Other						53
TOTAL						788

Note 10. Related parties

Significant shareholders

A summary of significant transactions between the Telefónica Group and the companies of Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) and those of Caja de Ahorros y Pensiones de Barcelona (“la Caixa”), significant shareholders of the Company with stakes in Telefónica, S.A. of 6.07% and 5.01%, respectively, at December 31, 2015, is as follows:

All of these transactions were carried out at market prices.

Millions of euros
2015	BBVA	La Caixa
Finance costs	24	1
Leases	1	−
Receipt of services	5	13
Purchase of goods	1	53
Total costs	31	67
Finance income	15	1
Contracts of management	1	−
Dividends received(1)	16	N/A
Services rendered	35	52
Sale of goods	6	64
Other income	17	−
Total revenue	90	117
Finance arrangements: loans and capital contributions (borrower)	534	422
Finance arrangements: loans and capital contributions (lender)	−	6
Guarantees	317	39
Commitments	1	79
Finance arrangements: loans and capital contributions (lessee)	54	50
Dividends	212	113
Factoring operations	164	150
(1) At December 31, 2015, Telefónica holds a 0.69% stake in the share capital of Banco Bilbao Vizcaya Argentaria, S.A. (see Note 13.a).

Millions of euros
2014	BBVA	La Caixa
Finance costs	26	2
Receipt of services	8	59
Other expenses	3	−
Total costs	37	61
Finance income	14	19
Dividends received	14	N/A
Services rendered	61	95
Sale of goods	5	2
Other income	3	−
Total revenue	97	116
Finance arrangements: loans and capital contributions (borrower)	417	31
Guarantees	529	75
Commitments	32	67
Finance arrangements: loans and capital contributions (lender)	1,107	1,173
Dividends(1)	194	98
Factoring operations	112	−
(1) The shares received by la Caixa for the scrip dividend paid in December 2014 should be considered in addition to the amount included in this file.

In addition, the nominal value of outstanding derivatives held with BBVA and la Caixa in 2015 amounted to 19,824 and 1,241 million euros, respectively (24,730 million euros held with BBVA and 1,221 million euros held with la Caixa in 2014). As explained in Derivatives policy in Note 16, this figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying. The fair value of these same derivatives in the statement of financial position is 948 and -26 million euros, respectively, in 2015 (762 and -36 million euros, respectively, in 2014).

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

A member of Telefónica, S.A.’s Board of Directors is also board member of Abertis Infraestructuras, S.A., parent of Abertis. Telefónica has signed agreements with Abertis, through its subsidiary On Tower Telecom Infraestructuras S.A. (previously Abertis Tower, S.A.), by virtue of which Telefónica Spain has sold mobile phone towers in 2015 and 2014, respectively, at a price of 44 million euros in 2015 and 224 million euros in 2014, generating a gain of 38 million euros in 2015 and a gain of 193 million euros in 2014.

An agreement has also been signed through which On Tower Telecom Infraestructuras S.A. leases certain space in the aforesaid infrastructures for Telefónica Móviles España, S.A.U. to install its communications equipment.

A representative from Telefónica remains on China Unicom’s board of directors, and vice versa (see Note 9). In addition, Telefónica maintains an industrial alliance with this company. On December 18, 2015 a joint venture with China Unicom was incorporated, for the development of Big Data services in China using “Smart Steps” technology, developed by Telefónica. Telefónica’s stake in this company is 45% through Telefónica Digital España, S.L.; China Unicom Broadband Online Limited Corp. owns the remaining 55% stake. The share capital of the company amounts to 16 million euros approximately, which at December 31, 2015 is pending payment.

Note 11. Trade and other receivables

The breakdown of this consolidated statement of financial position heading at December 31, 2015 and 2014 is as follows:

Millions of euros	12/31/2015	12/31/2014 (*)
Trade receivables billed	7,232	9,172
Trade receivables unbilled	2,632	2,529
Impairment of trade receivables	(2,531)	(2,757)
Other receivables	478	614
Short-term prepayments	490	1,079
Total	8,301	10,637

(*) Revised data (see Note 5).

Public-sector net trade receivables at December 31, 2015 and 2014 amounted to 349 million euros and 437 million euros, respectively.

The movement in impairment of trade receivables in 2015 and 2014 is as follows:

Millions of euros
Impairment provision at December 31, 2013	2,598
Allowances	808
Amounts applied	(801)
Inclusion of companies	152
Impairment provision at December 31, 2014	2,757
Allowances	721
Amounts applied	(664)
Inclusion of companies	146
Transfers	(227)
Translation differences and other	(202)
Impairment provision at December 31, 2015	2,531

“Transfer” includes the classification of impairment of trade receivable as “Non-current assets and disposal groups classified as held for sale“ of Telefónica in United Kingdom (see Note 23).

The balance of trade receivables billed net of impairment losses at December 31, 2015 amounted to 4,701 million euros (6,415 million euros at December 31, 2014), of which 2,464 million euros were not yet due (4,162 million euros at December 31, 2014).

Net balance of trade receivables billed of 259 million euros and 207 million euros are over 360 days due at December 31, 2015 and 2014, respectively. They are mainly with the public sector.

Note 12. Equity

a) Share capital and share premium

2015

On April 20, 2015, the public deed evidencing the share capital increase granted by Telefónica, S.A. was registered with the Commercial Registry of Madrid for a nominal value of 281,213,184 euros recorded as “share capital”. The difference with the effective amount issued, amounting 3,048,350,914.56 euros was recorded as Share premium.

On July 24, 2015, the public deed of the share capital reduction was registered, cancelling 74,076,263 of the own shares, reducing the company’s share capital by 74,076,263 euros.

On December 10, 2015, the public deed of a share capital increase of 110,857,946 euros was executed, during which 110,857,946 ordinary share with a par value of 1 euro each were issued, with a charge to reserves, as part of the scrip dividend shareholder remuneration deal. Share capital amounts to 4,975,199,197 euros subsequence to this increase.

At December 31, 2015, Telefónica, S.A.’s share capital amounted to 4,975,199,197 euros and consisted of 4,975,199,197 fully paid ordinary shares of a single series, par value of 1 euro, all recorded by the book-entry system and traded on the Spanish electronic trading system (“Continuous Market”), where they form part of the “Ibex 35” Index, on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and listed on the London and Buenos Aires Stock Exchanges, and on the New York and Lima Stock Exchanges, through American Depositary Shares (‘ADSs’).

2014

On December 9, 2014, the deed of a share capital increase of 106,179,744 euros was executed, during which 106,179,744 ordinary shares with a par value of 1 euro each were issued, with a charge to reserves, as part of the scrip dividend shareholder remuneration deal. Share capital amounts to 4,657,204,330 euros subsequent to this increase.

Authorizations by Shareholders’ Meeting

With respect to authorizations given regarding share capital, on June 12, 2015, authorization was given at the Annual Shareholders’ Meeting of Telefónica, S.A. for the Board of Directors, at its discretion and in accordance with the Company’s needs, to increase the Company’s capital, once or several times, within a maximum period of five years from that date, up to a maximum nominal increase of 2,469,208,757 euros, equivalent to half of Telefónica, S.A.’s share capital at that date, by issuing and placing new shares, -with or without a share premium-, and, in all cases, in exchange for cash, expressly considering the possibility that the new shares may not be fully subscribed. The Board of Directors was also empowered to exclude, partially or fully, pre-emptive subscription rights under the terms of Section 506 of the Spanish Enterprises Act. However, the power to exclude preemptive rights is limited to 20% of the Company’s share capital on the date of adoption of this resolution.

Furthermore, on May 30, 2014, shareholders voted to authorize the acquisition by the Board of Directors of Telefónica, S.A. treasury shares, up to the limits and pursuant to the terms and conditions established at the Shareholders’ Meeting, within a maximum period of five years from that date. However, it specified that in no circumstances could the par value of the shares acquired, added to that of the treasury shares already held by Telefónica, S.A. and by any of its controlled subsidiaries, exceed the maximum legal percentage at any time (currently 10% of Telefónica, S.A.’s share capital).

In addition, at the May 30, 2014 Shareholders’ Meeting of Telefónica, S.A., authorization was given for the Board of Directors to issue debentures, bonds, notes and other fixed-income securities and hybrid instruments, including preferred shares at one or several times within a maximum period of five years from that date. These securities may be in the form of debentures, bonds, promissory notes or any other kind of fixed-income security, or debt instruments of similar category or hybrid instruments whatever may be the forms admitted in law, plain or, in the case of debentures, bonds and hybrid instruments convertible into shares of the Company and/or exchangeable for shares of any of the Group companies, or any other company. This delegation also includes warrants or other similar securities that might give the right to directly or indirectly subscribe or acquire shares of the Company, whether newly issued or outstanding, and which may be paid for by physical delivery or by offset. The aggregated amount of the issuance(s) of securities approved under this delegation of powers may not exceed, at any given time, the sum of 25,000 million euros or the equivalent in another currency. For promissory notes, the outstanding balance of promissory notes issued under this authorization will be calculated for purposes of the aforementioned limit. Also for purposes of the foregoing limit, in the case of warrants, the sum of the premiums and exercise prices of the warrants for each issuance that is approved under this delegation shall be taken into account.

b) Dividends

Dividends distribution in 2015 and capital increase

Approval was given at the Board of Directors’ Meeting of April 29, 2015 to pay a gross 0.40 euros dividend per outstanding share against 2015 profit. This dividend was paid on May 12, 2015 and the total gross amount paid was 1,912 million euros.

In accordance with Article 277 of the Spanish Companies Law, the following table presents the mandatory statement of accounts prepared to confirm the existence of sufficient liquidity to pay the dividend at the date of its approval.

Liquidity statement	Millions of euros
Income from January 1 through March 31, 2015	2,201
Mandatory appropriation to reserves	-
Distributable income	2,201
Proposed interim dividend (maximum amount)	(1,975)

Cash position
Funds available for distribution:
Cash and cash equivalents	3
Unused credit facilities	9,314
Proposed interim dividend (maximum amount)	(1,975)
Difference	7,342

At its meeting held on November 13, 2015, the Executive Commission of Telefónica, S.A.’s Board of Directors agreed to carry out the execution of the increase in paid-up capital, related to the shareholders compensation by means of a scrip dividend, approved by the Annual General Shareholder’s Meeting of Telefónica, S.A. held on June 12, 2015.

Thus, each shareholder received one free allotment right for each Telefónica share held. Such free allotment rights were traded on the Continuous Market in Spain during a period of 15 calendar days. Once this trading period ended, the shareholders of 20.01% of the free-of-charge allotment rights accepted the irrevocable purchase commitment assumed by Telefónica, S.A. Cash payment to these shareholders was made on December 7, 2015, representing an impact in equity of 337 million euros.

The shareholders of 79.99% of the free-of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. Nevertheless, Telefónica, S.A. has waived the subscription of new shares corresponding to its treasury shares, so the final number of shares issued in the capital increase was 110,857,946 shares with a nominal value of 1 euro each.

Proposed distribution of profit attributable to equity holders of the parent

Telefónica, S.A. generated 8 million euros of profit in 2015.

The Company’s Board of Directors will submit the following proposed distribution of 2015 profit for approval at the Shareholders’ Meeting:

Millions of euros
Goodwill reserve	2
Legal reserve	1
Interim dividend	5
Total	8

Telefónica, S.A.’s Board of Directors also proposes for approval at the Shareholders’ Meeting that the difference between the distributable profit of year 2015 and interim dividend is registered against voluntary reserves in the amount of 1,907 million euros.

Dividends distribution in 2014 and capital increase

Approval was given at the Board of Directors’ Meeting of April 25, 2014 to pay a gross 0.40 euros dividend per outstanding share against 2014 profit. This dividend was paid on May 7, 2014 for a gross amount of 1,790 million euros.

At its meeting held on November 14, 2014, the Executive Commission of Telefónica, S.A.’s Board of Directors agreed to carry out the execution of the increase in paid-up capital, related to the shareholders compensation by means of a scrip dividend, approved by the Annual General Shareholder’s Meeting held on May 30, 2014.

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

c) Other equity instruments

Undated deeply subordinated securities

Issued in 2015

•	On March 30, 2015, Colombia Telecomunicaciones S.A. ESP issued subordinated perpetual notes in an aggregate principal amount of 500 million U.S. dollars (equivalent to 452 million euros) and subject to a call option exercisable by Colombia Telecomunicaciones S.A. ESP starting on the fifth anniversary of the issuance date. The securities will bear interest on their principal amount as follows:

(i)	from and including March 30, 2015 (the “Issue Date”) to but excluding March 30, 2020 (the “First Call Date”), the securities will bear interest at a rate of 8.50% per annum, payable semi-annually in arrears on each interest payment date; and

(ii)	from and including the First Call Date to but excluding the redemption date, if any, for each reset period the securities will bear interest at a rate equal to the relevant Five Year Swap Rate expressed as a percentage, plus the initial margin; plus

a.	in respect of reset periods commencing on or after the First Call Date: 0.25%; plus

b.	in respect of reset periods commencing on or after March 30, 2035: a further 2.75% (unless the issuer’s Standard & Poor’s credit rating shall have been upgraded to investment grade and is effective at March 30, 2035, then such 2.75% increase shall only become effective for reset periods commencing on or after March 30, 2040).

Issued in 2014

•	On March 25, 2014, Telefónica Europe, B.V. issued undated deeply subordinated reset rate guaranteed securities in an aggregate principal amount of 1,750 million euros. This issue entails two tranches: one of them subject to a call option exercisable by Telefónica Europe, B.V. starting on the sixth anniversary of the issuance date in an aggregate principal amount of 750 million euros (the “Sixth-Year Non-Call Securities”), and the other subject to a call option exercisable by Telefónica Europe, B.V. starting on the tenth anniversary of the issuance date in an aggregate principal amount of 1,000 million euros (the “Tenth-Year Non-Call Securities”). In both tranches there is an early redemption option for the issuer.

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

In all issuances of subordinated perpetual instruments, the issuer has an option to defer the payment of coupons; holders of these securities cannot call for payment.

As the repayment of principal and the payment of coupons depend solely on Telefónica’s decision, these subordinated perpetual instruments are equity instruments and are presented under “Other equity instruments” in the accompanying consolidated statement of changes in equity.

In 2015, the payment of the coupons related to the undated deeply subordinated in an aggregate amount, net of tax effects, of 248 million euros, was recorded as “Retained earnings” in the consolidated statements of changes in equity.

Notes mandatorily convertible into shares of Telefónica, S.A.

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

These notes mandatorily convertible were compound instruments that have been split into its two components: a debt component amounting 215 million euros, corresponding to the present value of the coupons; and an equity component, for the remaining amount, due to the issuer option to convert the treasury shares to a fix ratio, included in the heading “other equity instruments”. The first coupon was paid in September 2015 amounting to 73 million euros.

d) Legal reserve

According to the consolidated text of the Corporate Enterprises Act, companies must transfer 10% of profit for the year to a legal reserve until this reserve reaches at least 20% of share capital. The legal reserve can be used to increase capital by the amount exceeding 10% of the increased share capital amount. Except for this purpose, until the legal reserve exceeds the limit of 20% of share capital, it can only be used to offset losses, if there are no other reserves available. At December 31, 2014, the Company had duly set aside this reserve, amounting to 984 million euros. At December 31, 2015, after the capital increase carried forward in 2015, the Company needs to increase the legal reserve by 11 million euros. The proposed distribution of 2015 profit includes an allocation of 1 million euros regarding this concept.

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

The capital gain will be deemed to have been realized in respect of the portion on which the depreciation has been recorded for accounting purposes or when the revalued assets have been transferred or derecognized. In this respect, an amount of 8 million euros was reclassified to “Retained earnings” in 2015 (8 million euros in 2014 and 7 million euros in 2013), corresponding to revaluation reserves subsequently considered unrestricted. At December 31, 2015, this reserve amounts to 93 million euros (101 million euros at December 31, 2014).

Reserve for cancelled share capital

In accordance with Section 335.c) of the Corporate Enterprises Act and to render null and void the right of opposition provided for in Section 334 of the same Act, whenever the Company decreases capital it records a reserve for cancelled share capital for an amount equal to the par value of the cancelled shares, which can only be used if the same requirements as those applicable to the reduction of share capital are met. In 2015, a reserve for cancelled share capital amounting to 74 million euros was recorded, the same amount as the capital reduction made in the year. No additional amounts were added to this reserve in 2014, and the cumulative amount of the reserve for cancelled share capital at December 31, 2015 and 2014 was 656 and 582 million euros, respectively.

f) Translation differences

The breakdown of the accumulated contribution of translation differences at December 31 is as follows:

Millions of euros	2015	2014	2013
Brazilian real	(9,884)	(5,552)	(5,556)
Venezuelan bolivars	(3,141)	(2,923)	27
Pound sterling	(1,404)	(1,901)	(2,455)
Other currencies	(2,369)	(1,756)	(1,291)
Total Group	(16,798)	(12,132)	(9,275)

g) Treasury share instruments

At December 31, 2015, 2014 and 2013, Telefónica, S.A. held the following treasury shares:

		Euros per share
	Number of shares	Acquisition price	Trading price	Market value(*)%
Treasury shares at 12/31/15	141,639,159	11.69	10.24	1,450	2.84690%
Treasury shares at 12/31/14	128,227,971	11.68	11.92	1,528	2.75332%
Treasury shares at 12/31/13	29,411,832	11.69	11.84	348	0.64627%
(*) Millions of euros

In 2015, 2014 and 2013 the following transactions involving treasury shares were carried out:

Number of shares
Treasury shares at 12/31/12	47,847,810
Acquisitions	113,154,549
Disposals	(131,590,527)
Treasury shares at 12/31/13	29,411,832
Acquisitions	100,723,415
Disposals	(129,177)
Employee share option plan	(1,778,099)
Treasury shares at 12/31/14	128,227,971
Acquisitions	138,036,450
Disposals	(47,824,300)
Employee share option plan	(2,724,699)
Capital reduction	(74,076,263)
Treasury shares at 12/31/15	141,639,159

Treasury shares purchases in 2015 amounted to 1,654 million euros (1,176 million euros and 1,216 million euros in 2014 and 2013, respectively).

Treasury shares disposed of in 2015, 2014 and 2013 amounted to 593 million euros, 1 million euros and 1,423 million euros, respectively.

The main sale of treasury shares in 2015 was the exchange with Vivendi, S.A. of 46 million of Telefónica, S.A.´s treasury shares, for 58.4 million preferred shares of Telefônica Brasil, S.A., amounting to 555 million euros (see Note 5).

On June 30, 2015, the second phase of the Telefónica, S.A. long-term incentive plan called “Performance and Investment Plan 2012-2015” (“PIP 2012-2015”) ended. According to the level of “Total Shareholder Return” (TSR) achieved, 77%, 2,724,699 shares were delivered (see Note 19).

On July 24, 2015, pursuant to the resolutions adopted in the General Shareholders’ Meeting of June 12, 2015, capital was reduced by redeeming 74,076,263 treasury shares, thereby reducing this caption by 886 million euros.

The disposals of treasury shares in 2014 are mainly related to the shares delivered to Group employees when the second phase of the Global Employee Share Plan (“the GESP”) matured (see Note 19).

At December 31, 2015, all the contracts of call option on treasury shares subject to physical delivery at a fixed price have reached the maturity date or have been executed (76 million and 134 million options on treasury shares at December 31, 2014 and 2013, respectively), which were presented as a reduction in equity under the caption “Treasury shares”. They were valued, in previous periods, at the amount of premium paid, and upon maturity if the call options were exercised the premium was reclassified as treasury shares together with the price paid. If they were not exercised upon maturity their value was recognized directly in equity.

The Company also has at December 31, 2015 a derivative financial instrument subject to net settlement on a notional equivalent to 33.8 million Telefónica shares, recognized under “Current interest-bearing debt” in the accompanying consolidated statement of financial position (32 million and 30 million equivalent shares in 2014 and 2013, respectively, recognized under the same caption).

h) Equity attributable to non-controlling interests

“Equity attributable to non-controlling interests” represents the share of non-controlling interests in the equity and income or loss for the year of fully consolidated Group companies. The movements in this heading of the 2015, 2014 and 2013 consolidated statement of financial position are as follows:

Millions of euros	Balance at 12/31/2014	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/(loss) for the year	Change in translation differences	Other movements	Balance at 12/31/2015
Telefônica Brasil, S.A.	3,656	4,359	(1,714)	(346)	288	(1,603)	4	4,644
Telefónica Deutschland Holding, A.G.	5,178	−	(116)	(268)	(159)	−	3	4,638
Colombia Telecomunicaciones, S.A., ESP	(50)	17	−	−	(8)	8	3	(30)
Telefónica Centroamericana Inversiones, S.L.	326	−	−	(25)	18	34	1	354
Other	76	(8)	−	(2)	(4)	-	(3)	59
Total	9,186	4,368	(1,830)	(641)	135	(1,561)	8	9,665

Millions of euros	Balance at 12/31/2013	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/(loss) for the year	Change in translation differences	Other movements	Balance at 12/31/2014
Telefónica Czech Republic, a.s.	666	−	(666)	−	−	−	−	−
Telefônica Brasil, S.A.	3,491	−	−	(269)	423	(5)	16	3,656
Telefónica Deutschland Holding, A.G. (*)	1,962	3,615	−	(122)	(277)	−	−	5,178
Colombia Telecomunicaciones, S.A., ESP	(165)	−	−	−	91	7	17	(50)
Telefónica Centroamericana Inversiones, S.L.	283	6	−	(14)	9	41	1	326
Other	60	10	−	(1)	5	4	(2)	76
Total	6,297	3,631	(666)	(406)	251	47	32	9,186
(*) Revised data (see Note 5)

Millions of euros	Balance at 12/31/2012	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/(loss) for the year	Change in translation differences	Other movements	Balance at 12/31/2013
Telefónica Czech Republic, a.s.	813	−	(46)	(100)	63	(64)	−	666
Telefônica Brasil, S.A.	4,373	−	−	(522)	335	(694)	(1)	3,491
Telefónica Deutschland Holding, A.G.	2,084	−	−	(117)	(1)	(1)	(3)	1,962
Colombia Telecomunicaciones, S.A., ESP	(139)	−	−	−	(37)	21	(10)	(165)
Telefónica Centroamericana Inversiones, S.L.	−	283	−	−	11	(12)	1	283
Other	69	1	−	−	5	(13)	(2)	60
Total	7,200	284	(46)	(739)	376	(763)	(15)	6,297

Revenues, OIBDA, capital expenditure and the main items of the statement of financial position for the main companies of the Telefónica Group with non-controlling interests, Telefónica Brazil and Telefónica Germany, are included in the Note 4. The statements of cash flows of these companies are as follows:

Millions of euros
Telefônica Brasil	2015	2014	2013
Net cash flow provided by operating activities	2.893	3.138	3.480
Net cash flow used in investing activities	(4.111)	(2.544)	(2.022)
Net cash flow used in financing activities	1.530	(1.096)	(1.597)
	312	(502)	(139)

Millions of euros
Telefónica Germany	2015	2014	2013
Net cash flow provided by operating activities	2.081	1.620	1.473
Net cash flow used in investing activities	(2.180)	(4.081)	(681)
Net cash flow used in financing activities	(1.023)	3.530	(321)
	(1.122)	1.069	471

2015

In 2015, “Sales of non-controlling interests and inclusion of companies” reflects the effect of the capital increase in Telefônica Brasil, S.A. for the acquisition of GVT, and the changes in the investment percentages related to the same operation (see Note 5). Additionally, it is meaningful the changes in the investment percentages in Colombia Telecomunicaciones, pursuant to amendment nº 1 of the Framework investment Agreement executed with the Colombian Government (see Note 21.b).

2014

In 2014, “Sales of non-controlling interests and inclusion of companies” reflects the effect of the capital increase in Telefónica Deutschland Holding, A.G. for the acquisition of E-Plus, and the changes in the investment percentages related to the same operation, amounting to 3,627 million euros, revised data to reflect the finalization of the purchase price allocation of E-Plus (see Notes 2 and 5). The removal of Telefónica Czech Republic, a.s. from the scope of consolidation is also significant (see Note 2).

2013

In 2013, “Sales of non-controlling interests and inclusion of companies” reflects the effect of the sale of 40% of the investment through Telefónica Centroamérica Inversiones, S.L. in Guatemala, El Salvador, Nicaragua and Panama, with an impact of 283 million euros (see Note 5).

Note 13. Financial assets and liabilities

1.- Financial assets

The breakdown of financial assets of the Telefónica Group at December 31, 2015 and 2014 is as follows:

December 31, 2015
	Fair value through profit or loss				Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Available-for-sale	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Held-to-maturity investments	Rest of financial assets at amortized cost	Total carrying amount	Total fair value
Non-current financial assets	2,340	238	1,823	2,975	1,511	5,847	18	3	2,629	10,008	10,007
Investments	−	−	1,289	−	1,068	221	−	−	−	1,289	1,289
Long-term credits	−	238	534	−	79	675	18	−	1,714	2,486	1,980
Deposits and guarantees	−	−	−	−	−	−	−	3	1,420	1,423	1,423
Derivative instruments	2,340	−	−	2,975	364	4,951	−	−	−	5,315	5,315
Impairment losses	−	−	−	−	−	−	−	−	(505)	(505)	−
Current financial assets	859	116	85	1,540	448	2,152	−	10	2,960	5,570	5,570
Financial investments	859	116	85	1,540	448	2,152	−	10	361	2,971	2,971
Cash and cash equivalents	−	−	−	−	−	−	−	−	2,599	2,599	2,599
Total financial assets	3,199	354	1,908	4,515	1,959	7,999	18	13	5,589	15,578	15,577

December 31, 2014
	Fair value through profit or loss				Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Available-for-sale	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Held-to-maturity investments	Rest of financial assets at amortized cost	Total carrying amount	Total fair value
Non-current financial assets	2,453	245	1,875	3,046	1,492	6,114	13	137	3,217	10,973	10,981
Investments	−	−	1,278	−	1,170	108	−	−	−	1,278	1,278
Long-term credits	−	245	597	−	84	745	13	47	2,248	3,137	2,643
Deposits and guarantees	−	−	−	−	−	−	−	90	1,471	1,561	1,561
Derivative instruments	2,453	−	−	3,046	238	5,261	−	−	−	5,499	5,499
Impairment losses	−	−	−	−	−	−	−	−	(502)	(502)	−
Current financial assets	500	97	63	571	423	808	−	9	8,221	9,461	9,454
Financial investments	500	97	63	571	423	808	−	9	1,692	2,932	2,925
Cash and cash equivalents	−	−	−	−	−	−	−	−	6,529	6,529	6,529
Total financial assets	2,953	342	1,938	3,617	1,915	6,922	13	146	11,438	20,434	20,435

The calculation of the fair values of the Telefónica Group’s debt instruments required an estimate, for each currency and counterparty, of a credit spread curve using the prices of the Group’s bonds and credit derivatives.

Derivatives are measured using the valuation techniques and models normally used in the market, based on money-market curves and volatility prices available in the market.

a) Non-current financial assets

The movement in items composing “Non-current financial assets” in 2015 and 2014 is as follows:

Millions of euros	Investments	Long-term credits	Deposits and guarantees	Derivative financial assets	Impairment provision	Total
Balance at 12/31/13	550	3,476	1,432	2,667	(350)	7,775
Acquisitions	58	916	161	423	(5)	1,553
Disposals	(21)	(451)	(148)	(16)	6	(630)
Translation differences	(5)	18	(25)	124	5	117
Fair value adjustments	(113)	35	103	2,538	−	2,563
Transfers and others	809	(857)	38	(237)	(158)	(405)
Balance at 12/31/14	1,278	3,137	1,561	5,499	(502)	10,973
Acquisitions	156	1,067	140	489	(30)	1,822
Disposals	(2,349)	(732)	(146)	(26)	(1)	(3,254)
Inclusion of companies	−	28	160	−	−	188
Translation differences	(7)	(82)	(411)	81	30	(389)
Fair value adjustments	522	(41)	119	586	−	1,186
Transfers and others	1,689	(891)	−	(1,314)	(2)	(518)
Balance at 12/31/15	1,289	2,486	1,423	5,315	(505)	10,008

Investments

“Investments” includes the fair value of investments in companies where Telefónica does not exercise significant control and for which there is no specific disposal plan for the short term (see Note 3.i).

At December 31, 2015 the Telefónica Group’s shareholding in China Unicom (Hong Kong) Limited is 2.51%, valued at 672 million euros (662 million euros at December 31, 2014).

Additionally, the Telefónica Group’s shareholding in Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) amounts to 298 million euros (347 million euros at December 31, 2014), representing 0.69% of its share capital at December 31, 2015.

As of December 31, 2014, the stake in Telco, S.p.A. was 66% amounting to a book value of 73 million euros (registered as available-for-sale financial asset). The demerger of Telco, S.p.A. was formalized on June 17, 2015. Thereafter, the ordinary shares in Telecom Italia, S.p.A. held by Telco, S.p.A. (equivalent to 22.3% of the company’s ordinary share capital) were assigned to shareholders, whereby the new company Telco TE, S.p.A., fully-owned by Telefónica (consolidated under the full integration method), received shares equivalent to 14.72% of the ordinary share capital of Telecom Italia. “Transfers and others” of the above table mainly includes the impact of the aforementioned demerger (see Note 9).

In compliance with the commitments undertaken in the acquisition agreement of GVT, Telefónica delivered 1,110 million ordinary shares in Telecom Italia, S.p.A. (representing 8.2% of the ordinary shares in the company) to Vivendi, S.A. in exchange for 4.5% of the share capital in Telefônica Brasil, S.A. (see Note 5).

Also, Telco TE, S.p.A. signed a sale and purchase agreement with a financial entity to transfer 872 million ordinary shares in Telecom Italia, S.p.A., representing 6.5% of the ordinary shares of the latter, for approximately 1,025 million euros (see Note 21).

Likewise, Telefónica arranged several hedging instruments which will allow Telefónica, S.A. to repurchase the shares of Telecom Italia, S.p.A. that are necessary to meet its exchange obligations under the mandatory exchangeable bonds for shares of Telecom Italia, S.p.A., issued by Telefónica, S.A. in July 2014. These instruments are recorded under caption “Derivative instruments” of financial liabilities on the accompanying disclosure.

The positive impact in the Net financial expense for the first six months of 2015 related with the transactions with Telecom Italia shares described above amounted to 380 million euros.

In “Transfers and others” in 2014 there was mainly the reclassification as “non-current financial assets available-for-sale” of our investment in China Unicom (Hong Kong) Limited and Telco, S.p.A. (see Note 9), consolidated until that moment by the equity method.

At year-end the Group assessed the securities in its portfolio of listed available-for-sale assets individually for impairment. The analysis did not uncover the need to recognize any significant impairment losses.

Long-term credits and impairment provision

Million euros	12/31/2015	12/31/2014
Long-term trade receivables	472	825
Long-term prepayments	371	338
Long-term receivables for indirect taxes	104	112
Other long-term credits	1,539	1,862
Total	2,486	3,137

“Other long-term credits” includes long-term financial assets of the subsidiary Seguros de Vida y Pensiones Antares, S.A., fundamentally fixed-income securities, amounting to 747 million euros and 816 million euros at December 31, 2015 and 2014, respectively. These assets are mainly intended to cover the obligations from the defined benefit plans of Telefónica de España (ITP and Survival), though they do not qualify as “plan assets” under IAS 19 (see Note 15).

“Other long-term credits” in 2014 included the deferred account receivable generated from the sale of Telefónica Czech Republic, a.s. (see Note 2), in the amount of 217 million euros. This same item amounts to 86 million euros on a current basis. The sale agreement contemplates a payment schedule that extends to January 2018. In November 2015, the Company agreed with PPF Group, N.V.I. an early prepayment of the total outstanding amount.

In “Transfers and others” in 2015 there was the reclassification as “Non-current assets and disposal groups classified as held for sale” of the credits in Telefónica United Kingdom, amounted to 240 million euros.

Impairment provision for long-term credits amounted to 505 and 502 million euros at December 31, 2015 and December 31, 2014, respectively.

Derivative financial assets

In “Transfers and others” in 2015 there was the reclassification to short-term derivative financial assets relating to Telefónica, S.A., amounting to 1,292 million euros.

b) Current financial assets

This heading includes the following items:

•	Short-term investments in financial instruments recognized at fair value to cover commitments undertaken by the Group’s insurance companies, amounting to 396 million euros at December 31, 2015 (377 million euros at December 31, 2014), recorded at fair value.

•	Derivative financial assets with a short-term maturity or not used to hedge non-current items in the consolidated statement of financial position, in the amount of 2,140 million euros (813 million euros in 2014).

•	Short-term deposits and guarantees amounting to 263 million euros at December 31, 2015 (179 million euros at December 31, 2014).

•	Short-term credits amounting to 153 million euros (1,527 million euros at December 31, 2014, including principal plus interests of Telco, S.p.A.’s bond totaling 1,307 million euros).

Moreover, on February 27, 2015 Telco, S.p.A., repaid in full the banking debt owed and the subordinated bond with the available funds from the shareholders loans (2,555 million euros, out of which 1,687 million euros correspond to Telefónica according to its stake in the company). After Telco, S.p.A. demerger previously mentioned, the liability resulting from the loan granted to Telefónica was transferred to Telco TE, S.p.A. In June 2015 the shareholders loan was fully repaid.

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

2.- Financial liabilities

The breakdown of financial liabilities at December 31, 2015 and the corresponding maturities schedule is as follows:

Millions of euros
	Current	Non-current
Maturity	2016	2017	2018	2019	2020	Subsequent years	Non-current total	Total
Debentures and bonds	7,826	6,719	4,091	1,965	2,773	20,183	35,731	43,557
Promissory notes & commercial paper	1,515	−	−	−	112	188	300	1,815
Total Issues	9,341	6,719	4,091	1,965	2,885	20,371	36,031	45,372
Loans and other payables	3,284	1,070	2,121	1,520	1,214	2,154	8,079	11,363
Derivative instruments (Note 16)	328	672	331	256	799	949	3,007	3,335
Total	12,953	8,461	6,543	3,741	4,898	23,474	47,117	60,070

The estimate of future payments for interest on these financial liabilities at December 31, 2015 is as follows: 2,352 million euros in 2016, 2,045 million euros in 2017, 1,623 million euros in 2018, 1,381 million euros in 2019, 1,155 million euros in 2020 and 6,650 million euros in years after 2020. For floating rate financing, the Group mainly estimates future interest using the forward curve of the various currencies at December 31, 2015.

The amounts shown in this table take into account the fair value of derivatives classified as financial liabilities (i.e., those with a negative mark-to-market) and exclude the fair value of derivatives classified as current financial assets, for 2,140 million euros, and those classified as non-current, for 5,315 million euros (i.e., those with a positive mark-to-market).

As stated in Note 20, the Group has entered into agreements to extend payment terms with various suppliers, and with factoring companies when such payments are discounted. The corresponding amount pending payment as of December 31, 2015, is recognized in “Loans and other payables” (927 million euros).

The composition of these financial liabilities, by category, at December 31, 2015 and 2014 is as follows:

December 31, 2015
	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	−	−	360	−	360	−	45,012	45,372	48,761
Loans and other payables	−	−	−	−	−	−	11,363	11,363	11,267
Derivative instruments	2,582	−	753	146	3,189	−	−	3,335	3,335
Total financial liabilities	2,582	−	1,113	146	3,549	−	56,375	60,070	63,363

December 31, 2014
	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	−	−	−	−	−	−	44,730	44,730	49,434
Loans and other payables	−	−	−	−	−	−	11,420	11,420	11,580
Derivative instruments	2,562	−	1,070	105	3,527	−	−	3,632	3,632
Total financial liabilities	2,562	−	1,070	105	3,527	−	56,150	59,782	64,646

The calculation of the fair values of the Telefónica Group’s debt instruments required an estimate, for each currency and subsidiary, of the credit spread curve using the prices of the Group’s bonds and credit derivatives.

At December 31, 2015, some of the financing arranged by Telefónica Group companies in Latin America (Brazil, Chile, Panama and Guatemala) which amount to approximately 3% of the Telefónica Group’s gross debt was subject to compliance with certain financial covenants. To date, these covenants are being met. Due to the absence of cross-defaults, breach of the covenants would not affect the debt at a Telefónica, S.A. level. Some of the financing arranged by Colombia Telecomunicaciones, S.A., ESP is subject to compliance with a financial covenant, that, once it has been reached, the amount of any new additional indebtedness is limited to approximately 250 million euros equivalents, primarily for operational purposes, without a breach has taken place.

Part of the amount owed by the Telefónica Group includes restatements to amortized cost at December 31, 2015 and 2014 as a result of fair value interest rate and exchange rate hedges.

a) Issues

The movement in issues of debentures, bonds and other marketable debt securities in 2015 and 2014 is as follows:

Millions of euros	Debenture and bond issues	Short-term promissory notes and commercial paper	Other non-Current Marketable debt securities	Total
Balance at 12/31/13	42,080	1,279	59	43,418
New issues	4,453	27	−	4,480
Redemptions, conversions and exchanges	(5,057)	(805)	(59)	(5,921)
Revaluation and other movements	2,751	2	−	2,753
Balance at 12/31/14	44,228	502	−	44,730
New issues	1,602	1,308	−	2,910
Redemptions, conversions and exchanges	(3,805)	−	−	(3,805)
Revaluation and other movements	1,532	5	−	1,537
Balance at 12/31/15	43,557	1,815	−	45,372

Debentures and bonds

At December 31, 2015, the nominal amount of outstanding debentures and bonds issues was 41,252 million euros (42,083 million euros at December, 31, 2014). Appendix III presents the characteristics of all outstanding debentures and bond issues at year-end 2015, as well as the significant issues made in the year.

Telefónica, S.A. has a full and unconditional guarantee on issues made by Telefónica Emisiones, S.A.U., Telefónica Finanzas México, S.A. de C.V. , Telefónica Europe, B.V. and Telefónica Participaciones, S.A.U., all of which are, directly or indirectly, fully-owned subsidiaries of Telefónica, S.A.

Short-term promissory notes and commercial paper

The main programs for issuance of promissory notes and commercial paper are the following:

•	At December 31, 2015, Telefónica Europe, B.V. had a program for issuance of commercial paper, guaranteed by Telefónica, S.A., for up to 3,000 million euros. The outstanding balance of commercial paper issued under this program at December 31, 2015 was 1,431 million euros, issued at an average interest rate of 0.089% for 2015 (496 million euros issued in 2014 at an average rate of 0.36%).

•	At December 31, 2015, Telefónica, S.A. had a corporate promissory note program for 500 million euros, which can be increased to 2,000 million euros, with an outstanding balance at December 31, 2015 is 66 million euros (6 million euros in 2014).

On March 13, 2015 Telefónica Germany, GmbH & Co. OHG made an issuance of debt instruments in the local market (schuldscheindarlehen and namensschuldverschreibung) for an aggregate amount of 300 million euros with different maturity terms until 2032.

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

b) Interest-bearing debt

The average interest rate on outstanding loans and other payables at December 31, 2015 was 2.31% (2.88% in 2014). This percentage does not include the impact of hedges arranged by the Group.

The main financing transactions included under “Interest-bearing debt” outstanding at December 31, 2015 and 2014 and their nominal amounts are provided in Appendix V.

Interest-bearing debt arranged or repaid in 2015 mainly includes the following:

•	On January 9, 2015, Telefónica Europe, B.V. made an early repayment for 844 million dollars (equivalent to 714 million euros) of its long-term credit facility dated August 28, 2012 and originally scheduled to mature in 2023. This financing was guaranteed by Telefónica, S.A.

•	On January 30, 2015, Telefónica Finanzas, S.A.U. repaid in full the outstanding amount under the loans facilities arranged with the European Investment Bank (EIB) for 375 and 100 million euros. These financings were guaranteed by Telefónica, S.A.

•	On February 19, 2015, Telefónica, S.A. signed a 2,500 million euros syndicated credit facility maturing in 2020, even though by mutual agreement between the parties could be extended to a maximum maturity in 2022. At December 31, 2015 the outstanding amount of this financing was 500 million euros. This agreement entered into effect on February 26, 2015 cancelling in advance the syndicated loan facility of Telefónica Europe, B.V. dated on March 2, 2012 with two tranches of 756 million euros and 1,469 million pounds sterling originally scheduled to mature in 2017. On the same date, Telefónica, S.A. signed an amendment to its 3,000 million euros syndicated credit facility arranged on February 18, 2014 maturing in 2019 in which was included an option by mutual agreement between the parties to extend the maturity up to 2021. At December 31, 2015 the outstanding amount of this financing was 700 million euros.

•	On March 2, 2015, Telefônica Brasil, S.A. repaid in full its loan facility arranged with the European Investment Bank (EIB) on October 31, 2007 for 265 million dollars (equivalent to 236 million euros).

•	On April 15, 2015, Telefónica Europe, B.V. made an early repayment of its long-term credit facility arranged on January 5, 2012 for 375 million dollars (equivalent to 354 million euros) and originally scheduled to mature in 2022. This financing was guaranteed by Telefónica, S.A.

•	On June 25, 2015, Telefónica, S.A. signed an amendment to its 2,000 million euros bilateral loan arranged on June 26, 2014 modifying the maturity date to June 26, 2018 and including an amortization schedule. On July 1, 2015 an early repayment for 500 million euros was made of which original maturity was in 2017.

•	On June 30, 2015, Telefónica, S.A. signed a long-term loan for an aggregate amount of 200 million euros and maturing in 2020. At December 31, 2015 the outstanding amount under this loan was 200 million euros.

•	On October 12, 2015, Telefónica del Perú, S.A.A. signed a 1,050 million Peruvian Nuevos Soles (equivalent to 283 million euros) credit facility maturing in 2020. At December 31, 2015, there was no outstanding amount under this facility.

•	On November 17, 2015, Telefónica, S.A. signed a 3,000 million euros syndicated credit facility maturing in 2018. At December 31, 2015 there was no outstanding amount under this facility.

•	On December 11, 2015, Telefónica, S.A. signed a long-term credit facility for an aggregate amount of 750 million dollars (equivalent to 689 million euros) at a fixed rate with the guarantee of the Swedish Export Credits Guarantee Board (EKN) which matures in 2026. At December 31, 2015, there was no outstanding amount under this facility.

•	On December 11, 2015, Telefónica, S.A. signed a long-term credit facility for an aggregate amount of 500 million euros at a fixed rate with the guarantee of the Finnish Export Credits Guarantee Board (Finnvera) which matures in 2026. At December 31, 2015 there was no outstanding amount under this facility.

•	During 2015, Telefónica, S.A. made an early repayment for 328 million euros of its syndicated loan (tranche A3) arranged on July 28, 2010 and originally scheduled to mature on July 28, 2016. At December 31, 2015 there was no outstanding amount under this loan.

•	During 2015, Telefónica, S.A. repaid in full the outstanding amount under its syndicated loan arranged on April 21, 2006 (amounted to 700 million euros) of which 350 million euros were originally scheduled to mature in 2017.

•	During 2015, Telefónica, S.A. drew down 198 million dollars (equivalent to 182 million euros) and repaid 105 million dollars (equivalent to 96 million euros) of its 1,001 million dollars long-term credit facility arranged on February 22, 2013 and maturing in 2023. At December 31, 2015 the outstanding amount of this facility was 786 million dollars (equivalent to 722 million euros).

•	During 2015, Telefónica, S.A. drew down 353 million dollars (equivalent to 324 million euros) and repaid 59 million dollars (equivalent to 54 million euros) of its 734 million dollars long-term credit facility arranged on August 1, 2013 and maturing in 2023. At December 31, 2015 the outstanding amount of this facility was 487 million dollars (equivalent to 447 million euros).

•	During 2015, GVT, S.A. repaid in full the outstanding amount under its 790 million euros syndicated credit facility arranged on March 12, 2015.

At December 31, 2015, the Telefónica Group presented availabilities of financing from different sources amounting approximately to 13,684 million euros (of which 12,497 million euros maturing in more than twelve months) (11,545 million euros at December 31, 2014).

Loans by currency

The breakdown of “Loans and other payables” by currency at December 31, 2015 and 2014, along with the equivalent value of foreign-currency loans in euros, is as follows:

	Outstanding balance (in millions)
	Currency		Euros
Currency	12/31/15	12/31/14	12/31/15	12/31/14
Euro	5,798	5,077	5,798	5,077
US dollar	2,596	3,683	2,384	3,033
Brazilian Real	5,218	3,010	1,228	933
Colombian Peso	5,131,558	5,592,388	1,497	1,925
Pounds Sterling	−	140	−	180
Other currencies			456	272
Total Group			11,363	11,420

Note 14. Trade and other payables

The composition of “Trade and other payables” is as follows:

Millions of euros	12/31/2015		12/31/2014 (*)
	Non-current	Current	Non-current	Current
Trade payables	−	7,187	−	8,770
Other payables	1,462	5,648	1,507	6,016
Deferred revenue	919	1,106	877	1,441
Payable to associates and joint ventures (Note 9)	−	294	−	724
Total	2,381	14,235	2,384	16,951

(*) Revised data (see Note 5).

“Deferred revenue” principally includes the amount of deferred revenue from sales of prepaid cards, from handsets transferred to the distributor, rights of use on the cable network, activation fees not yet recognized in the income statement and loyalty campaigns.

At December 31, 2015, non-current “Other payables” comprise the deferred portion of the payment for acquiring the spectrum use license in Mexico in 2010, for an equivalent of 710 million euros (849 million euros at December 31, 2014), the deferred portion of the payment for the refarming of the radioelectric spectrum acquired in 2014 by Telefónica Brazil, amounting to an equivalent of 117 million euros (237 million euros at December 31, 2014, see Appendix VII) and the deferred portion of the payment for the use license spectrum acquired in Germany in 2015, amounting to 109 million euros.

The detail of current “Other payables” at December 31, 2015 and 2014 is as follows:

Millions of euros	Balance at 12/31/2015	Balance at 12/31/2014 (*)
Dividends pending payment to non-controlling interests	229	231
Payables to suppliers of property, plant and equipment	3,207	3,890
Short term debt for spectrum acquisition	394	272
Accrued employee benefits	747	821
Advences received on orders	216	216
Other non-financial non-trade payables	855	586
Total	5,648	6,016

(*) Revised data (see Note 5).

“Other non-financial non-trade payables” at December 31, 2015 includes Telefónica, S.A.’s irrevocable commitment to pay a 325 million euros donation to Fundación Telefónica to provide this entity with the financing required to implement the social programs and activities it currently performs or could initiate in the short and mid term to fulfill its purpose as a foundation (see Note 18).

Information on average payment period to suppliers. (Third additional provision, “Information requirement” of Law 15/2010 of July 5)

In accordance with the aforementioned Law, the following information corresponding to the Spanish companies of the Telefónica Group is disclosed:

2015	Number of days
Weighted average maturity period	49
Ratio of payments	50
Ratio of outstanding invoices	36
Million of euros
Total Payments	6,397
Outstanding invoices	710

The Telefónica Group’s Spanish companies adapted their internal processes and payment schedules to the provisions of Law 15/2010 (amended by Law 31/2014) and Royal Decree-Law 4/2013, amending Law 3/2004, which establishes measures against late payment in commercial transactions. Engagement conditions with commercial suppliers in 2015 included payment periods of up to 60 days, according to the terms agreed between the parties.

For efficiency purposes and in line with general business practice, the Telefónica Group’s companies in Spain have agreed payment schedules with suppliers, whereby most of the payments are made on set days of each month. Invoices falling due between two payment days are settled on the following payment date in the schedule.

Payments to Spanish suppliers in 2015 surpassing the established legal limit were the result of circumstances or incidents beyond the payment policies, mainly the delay in issuing invoices (legal obligation of the supplier), the closing of agreements with suppliers over the delivery of goods or the rendering of services, or occasional processing issues.

Note 15. Provisions

The amounts of provisions in 2015 and 2014 are as follows:

	12/31/2015			12/31/2014
Millions of euros	Current	Non-current	Total	Current	Non-current	Total
Employee benefits	1,007	5,366	6,373	1,021	3,426	4,447
Termination plans	707	1,876	2,583	956	2,430	3,386
Post-employment defined benefit plans	−	684	684	−	872	872
Other benefits	300	2,806	3,106	65	124	189
Other provisions	964	3,372	4,336	574	3,254	3,828
Total	1,971	8,738	10,709	1,595	6,680	8,275

In 2015 the Group recorded a provision in the amount of 3,212 million euros (652 million euros in 2014) in order to increase the efficiency for the future representing a further step towards the initiatives focusing on the simplification and transformation of Telefónica. Of this amount, 2,896 million euros relates to the present value of the estimated flows of payments under the Teléfonica Spain Individual Suspension Plan described below.

Telefónica Spain Individual Suspension Plan

Telefónica de España, S.A.U., Telefónica Móviles España, S.A.U. and Telefónica Soluciones de Informática y Comunicaciones de España, S.A.U. have signed the 1st Collective Agreement of Related Companies (CEV), wholly backed by the largest labor unions. This agreement considers, among other elements, a plan of measures for individual suspension of the employment relationship in 2016 and 2017, applying principles of voluntariness, universality, non-discrimination and social responsibility. After the signature of the convention, the Company opened the registration to join the Plan.

This plan is based on mutual agreement between the company and the employees, and implies the possibility of voluntarily suspending the employment relationship for an initial three-year period, renewable for consecutive three-year periods until the retirement age. The employees who meet the age and seniority requirements may enter into the Individual Suspension Plan (PSI) in the periods opened for this purposes in 2016 and 2017.

The current value of the forecast payments to meet the commitments of this program (applying certain hypothesis about estimated number of accessions and future reintegration ratio) is estimated to be 2,896 million euros, of which 192 million euros are classified as current provision. This figure was calculated using actuarial criteria (PERM/F-2000C tables, combined with the invalidity table published in the 1977 ministerial order), updated using a continuous zero coupon curve. The corresponding provision is recognized under “Other provisions” in the above table, with a balancing entry in the consolidated income statement under “Personnel expenses”.

The discount rate used for these provisions at December 31, 2015, was 1.20%, with an average length of the Plan of 6 years.

Termination plans

The movement in provisions for post-employment plans in 2015 and 2014 is as follows:

Millions of euros	Total
Provisions for post-employment plans at 12/31/2013	3,465
Additions	525
Retirements/amount applied	(733)
Transfers	(14)
Inclusion of companies	12
Translation differences and accretion	131
Provisions for post-employment plans at 12/31/2014	3,386
Additions	217
Retirements/amount applied	(1,031)
Transfers	(14)
Translation differences and accretion	25
Provisions for post-employment plans at 12/31/2015	2,583

Telefónica Spain

Concerning the 2003-2007 labor force reduction plan in Telefónica de España, concluded with 13,870 employees taking part, provisions recorded at December 31, 2015 and 2014 amounted to 268 and 454 million euros, respectively. The amount for this provision classified as current totaled 119 million euros at December 31, 2015.

Concerning the 2011-2013 labor force reduction plan in Telefónica de España, concluded with 6,830 employees taking part, provisions recorded at December 31, 2015 and 2014 amounted to 1,700 and 2,097 million euros, respectively. The amount for this provision classified as current totaled 377 million euros at December 31, 2015.

The companies bound by these commitments calculated provisions required at 2015 and 2014 year-end using actuarial assumptions pursuant to current legislation, including the PERM/F- 2000 C mortality tables and a high quality credit market based interest rate.

The discount rate used for these provisions at December 31, 2015 was 0.80%, with an average length of the plans of 3.1 years.

Telefónica Germany

Within the context of transformation of Telefónica Deutschland following the purchase of E-Plus (see Note 5) in a bid to increase profitability by securing operational synergies, a provision for employee restructuring was made in 2014 amounting 321 million euros (additional 4 million euros in 2015). This provision amounted to 174 million euros at December 31, 2015.

Telefónica, S.A.

Additions in 2015 include a 120 million euros provision for a voluntary termination program for employees of Telefónica, S.A., which finishes in 2017.

Post-employment defined benefit plans

The Group has a number of defined-benefit plans in the countries where it operates. The following tables present the main data of these plans:

12/31/2015
Millions of euros	Spain	Germany	Brazil	Hispanoamérica	Others	Total
Obligation	552	198	449	31	15	1,245
Assets	−	(122)	(637)	−	(10)	(769)
Net provision before asset ceiling	552	76	(188)	31	5	476
Asset ceiling	−	−	206	−	−	206
Net provision	552	76	20	31	5	684
Net assets	−	−	2	−	−	2

12/31/2014
Millions of euros	Spain	United Kingdom	Germany	Brazil	Hispanoamérica	Others	Total
Obligation	593	1,529	201	624	37	11	2,995
Assets	−	(1,567)	(112)	(838)	−	(11)	(2,528)
Net provision before asset ceiling	593	(38)	89	(214)	37	−	467
Asset ceiling	−	−	−	350	−	3	353
Net provision	593	9	89	141	37	3	872
Net assets	−	47	-	5	-	−	52

The movement in the present value of obligations in 2015 and 2014 is as follows:

Millions of euros	Spain	United Kingdom	Germany	Brazil	Hispano américa	Other	Total
Present value of obligation at 12/31/2013	567	1,251	93	585	93	9	2,598
Translation differences	−	95	−	(1)	(68)	1	27
Current service cost	3	−	4	1	11	−	19
Interest cost	15	58	4	63	2	−	142
Actuarial losses and gains	59	147	47	26	4	1	284
Benefits paid	(51)	(22)	(2)	(50)	(5)	−	(130)
Inclusion of companies	−	−	55	−	−	−	55
Present value of obligation at 12/31/2014	593	1,529	201	624	37	11	2,995
Translation differences	−	108	−	(146)	(15)	1	(52)
Current service cost	8	−	7	2	6	−	23
Interest cost	8	−	4	61	3	1	77
Actuarial losses and gains	(8)	−	(12)	(44)	4	2	(58)
Benefits paid	(49)	−	(2)	(48)	(4)	−	(103)
Transfers	−	(1,637)	−	−	−	−	(1,637)
Present value of obligation at 12/31/2015	552	−	198	449	31	15	1,245

Movements in the fair value of plan assets in 2015 and 2014 are as follows:

Millions of euros	United Kingdom	Germany	Brazil	Other	Total
Fair value of plan assets at 12/31/2013	1,236	91	804	6	2,137
Translation differences	95	−	−	2	97
Expected return on plan assets	59	4	88	1	152
Actuarial losses and gains	118	(1)	(6)	1	112
Company contributions	81	9	−	1	91
Benefits paid	(22)	(2)	(48)	−	(72)
Inclusion of companies	−	11	−	−	11
Fair value of plan assets at 12/31/2014	1,567	112	838	11	2,528
Translation differences	111	−	(202)	(2)	(93)
Expected return on plan assets	−	3	86	1	90
Actuarial losses and gains	−	(1)	(42)	−	(43)
Company contributions	−	9	1	−	10
Benefits paid	−	(1)	(45)	−	(46)
Inclusion of companies	−	−	1	−	1
Transfers	(1,678)	−	−	−	(1,678)
Fair value of plan assets at 12/31/2015	−	122	637	10	769

The amount in “Inclusion of companies” corresponds to the post-employment defined benefit plan of
E-Plus employees (see Note 5).

The Group’s principal defined-benefit plans are:

a)	ITP (Spain)

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

The amount for this provision totaled 291 million euros at December 31, 2015 (326 million euros at December 31, 2014).

b)	Survival (Spain)

Serving employees who did not join the defined pension plan are still entitled to receive survivorship benefits at the age of 65.

The amount for this provision totaled 261 million euros at December 31, 2015 (267 million euros at December 31, 2014).

As detailed in Note 13, the Group has long-term financial assets to cover the obligations of these two defined benefit plans.

The discount rate used for these provisions at December 31, 2015, was 1.5%, with an average length of the plans of 8 years.

The main actuarial assumptions used in valuing these plans are as follows:

	Survival		ITP
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Discount rate	0.246%-2.154%	0.494%-2.011%	0.246%-2.154%	0,494%-2,011%
Expected rate of salary increase	0% - 0.5%	0% - 0.5%	−	−
Mortality tables	PERM/F-2000C - OM77	PERM/F-2000C - OM77	90% PERM 2000C/98% PERF 2000 C	90% PERM 2000C/98% PERF 2000 C

The table below shows the sensitivity of the value of termination, post-employment and Individual Suspension Plan obligations of Telefónica Group companies in Spain to changes in the discount rate:

-100 b.p.		+100 b.p.
Impact on value	Impact on income statement	Impact on value	Impact on income statement
-272	-226	271	229
Variations of less than -100bp are considered for terms of less than ten years to prevent very negative rates (<-20bp).

A 100 b.p. increase in the discount rate would reduce the value of the liabilities by 271 million euros and have a positive impact on income statement of 229 million euros before tax. However, a 100 b.p. decrease in the discount rate would increase the value of the liabilities by 272 million euros and have a negative impact on income statement of 226 million euros before tax.

The Telefónica Group actively manages this position and has arranged a derivatives portfolio to significantly reduce the impact of changes in the discount rate (see Note 16).

Telefónica UK Pension Plan

The assets and liabilities of Telefónica United Kingdom are classified as held for sale in the statement of financial position at December 31, 2015 (see Note 23).

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

The key figures of the defined benefit plans of Teléfonica United Kingdom are shown below:

Millions of euros	12/31/2015	12/31/2014
Obligation	1,613	1,529
Assets	(1,753)	(1,567)
Net provision before asset ceiling	(140)	(38)
Asset ceiling	−	−
Net provision	5	9
Net assets	145	47

The number of beneficiaries of these plans at December 31, 2015 and 2014 are 4,548 and 4,563 respectively. At December 31, 2015, the weighted average duration of the Plan was 23 years.

The main actuarial assumptions used in valuing the Plan are as follows:

	12/31/2015	12/31/2014
Nominal rate of pension payment increase	3.15%	3.05%
Discount rate	3.80%	3.70%
Expected inflation	3.35%	3.20%
Mortality tables	95% S2NA, CMI 2015 1%	95% S2NA, CMI 2014 1%

Fair value of Plan assets is as follows:

Millions of euros	12/31/2015	12/31/2014
Shares	350	328
Bonds	1,293	1,205
Cash equivalents	108	34
Total	1,751	1,567

At December 31, 2015, reasonably possible changes to one of the following actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

Millions of euros	Increase in defined benefit obligation
Discount rate (0.25% decrease)	94
Expected inflation (0.25% increase)	83
Life expectancy (1 year longer)	40

Telefónica Brazil pension plans

Telefónica Brazil sponsors the following post-employment benefit plans:

Plans	Management entity	Sponsor
Health plans
PBS Assistidos (PBS-A) Plano de Assistência Médica ao Aposentado y Programa de Coberturas Especiais (PAMA/PCE)	Fundação Sistel de Seguridade Social	Telefônica Brasil, jointly and severally with other companies resulting from the privatization of Telebrás (Telecomunicações Brasileiras, S.A.)
Assistencia médica – Lei 9.656/98	Telefônica Brasil	Telefônica Brasil
Pension plans
CTB	Telefônica Brasil	Telefônica Brasil
Planes PBS	Visão Prev	Telefônica Brasil
Planes PREV	Visão Prev	Telefônica Brasil
Planes VISAO	Visão Prev	Telefônica Brasil and Telefónica Data

The main actuarial assumptions used in valuing these plans are as follows:

	12/31/2015	12/31/2014
Discount rate	12.53% - 13.63%	11.17% - 11.31%
Nominal rate of salary increase	6.69%	6.69%
Expected inflation	4.00%	5.00%
Cost of health insurance	8.15% - 9.18%	8.15%
Mortality tables	AT 2000 M/F	AT 2000 M/F

On September 30, 2015, the Conselho Deliberativo da Sistel approved, pursuant to a court judgment, the creation of a fund (Fundo de Compensação e Solvência) formed from the capital of the special reserve under the PBS-A plan, to bridge the shortfall existing in another of the plans managed by the body and sponsored by Telefônica Brasil, known as PAMA. The ruling requires the sponsoring companies, including Telefônica Brasil, to maintain the coverage of the original PAMA plan and to rectify any deficits that may arise. This transfer of reserves has led to a real reduction in future contributions, which has had a positive impact on Other comprehensive income for the year 2015, in the amount of 430 million Brazilian reais (101 million euros, approximately), 284 million reais net of tax (67 million euros, approximately

The valuations used to determine the value of obligations and plan assets, where appropriate, were performed as of December 31, 2015 by external and internal actuaries. The projected unit credit method was used in all cases.

The sensitivity to variations in the discount rate of the plans of Teléfonica Brasil is shown in the following table:

	Present value of the discounted obligation at the current rate	Present value of the obligation by increasing the rate by 0.5%	Present value of the obligation by reducing the rate by 0.5%
Pension plans	354	341	368
Health plans	95	90	100
Total obligation	449	431	468

Other provisions

The movement in “Other provisions” in 2015 and 2014 is as follows:

Millions of euros
Other provisions at December 31, 2013	3,086
Additions and accretion	1,149
Retirements/amount applied	(853)
Inclusion of companies	197
Transfers	366
Translation differences and other	(117)
Other provisions at December 31, 2014	3,828
Additions and accretion	1,799
Retirements/amount applied	(873)
Inclusion of companies	220
Transfers	(60)
Translation differences and other	(578)
Other provisions at December 31, 2015	4,336

At December 31, 2005, the “Other provisions” item for Telefónica United Kingdom has been restated as “Liabilities associated with non-current assets and disposal groups held for sale” (see Note 23) in the amount of 125 million euros, of which 111 million euros correspond to provisions for dismantling of assets.

“Other provisions” include the provisions for dismantling of assets recognized by Group companies in the amount of 695 million euros (883 million euros at the 2014 year end), of which 394 million euros correspond to Telefónica Germany (501 million euros at the 2014 year end).

In addition to the employee restructuring plan in Telefónica Deutschland described above, this company made provisions of 69 and 87 million euros in 2015 and 2014, respectively, primarily to cover the costs linked to the cancellation of certain contracts as a result of the integration with E-Plus (see Note 5).

At December 31, 2015, Telefónica Brazil has the following provisions for an amount of 1,494 million euros equivalent to cover the risks to which it is exposed:

•	Provisions for disputes regarding federal, state and municipal taxes totaling approximately 817 million euros (813 million euros at December 31, 2014).

•	Provisions for labor-related contingencies of approximately 284 million euros (315 million euros at December 31, 2014), which basically relate to claims filed by former and outsourced employees.

•	Civil claims by private consumers and consumer associations regarding services rendered, and other legal proceedings related with normal operations. Certain administrative proceedings are also in progress concerning disputes about obligations established in sector regulations. The amount accrued for these matters totals approximately 393 million euros (373 million euros at December 31, 2014).

In 2015, the Group established a provision of 1,521 million Peruvian soles (approximately 431 million euros) in relation to tax claims involving Telefónica Peru (see Note 17).

In addition, a provision has been made in the amount of EUR 377 million relating to the goodwill amortized for tax on the purchase of the companies of the O2 Group subject to the transfer agreement (see Note 17). The provision relating to the goodwill of Vivo amortized for tax, which was recognized as a deferred tax liability at December 31, 2014, amounts to EUR 75 million at December 31, 2015.

With respect to the European Commission Decision of July 4, 2007 concerning Telefónica Spain’s broadband pricing policy, on July 10, 2014 the European Union Court of Justice dismissed the appeal submitted by Telefónica, S.A. and Telefónica de España, maintained the fine and terminated the appeal (see Note 21). Consequently the Group paid a fine of 152 million euros and 58 million euros of interest. Provision for this item totaled 205 million euros at December 31, 2013.

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

Furthermore, the Telefónica Group is exposed to country risk (which overlaps with market and liquidity risks). This refers to the possible decline in the value of assets, cash flows generated or cash flows returned to the parent company as a result of political, economic or social instability in the countries where the Telefónica Group operates, especially in Latin America.

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

The Telefónica Group manages its exchange rate risk and interest rate risk in terms of net debt and net financial debt as calculated by them. The Telefónica Group believes that these parameters are more appropriate to understanding its debt position. Net debt and net financial debt take into account the impact of the Group’s cash balance and cash equivalents including derivatives positions with a positive value linked to liabilities. Neither net debt nor net financial debt as calculated by the Telefónica Group should be considered an alternative to gross financial debt (the sum of current and non-current interest-bearing debt) as a measure of leverage.

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

At December 31, 2015, net debt in Latin American currencies was equivalent to approximately 6,778 million euros. However, the Latin American currencies in which this debt is denominated is not distributed in proportion to the cash flows generated in each currency. The future effectiveness of the strategy described above as a hedge of exchange rate risks therefore depends on which currencies depreciate relative to the euro.

Telefónica occasionally takes out dollar-denominated debt to hedge the euro-dollar intermediate component in the relation Euro-Latin American currencies, either in Spain (where such debt is associated with an investment as long as it is considered to be an effective hedge) or in the country itself, where the market for local currency financing or hedges may be inadequate or non-existent. At December 31, 2015, the Telefónica Group’s net debt denominated in dollars was equivalent to 1,302 million euros.

Pound sterling-denominated net debt at December 31, 2015, amounted to 6,988 million euros equivalent, with a significant increase over the year in the context of the agreement for the sale of Telefónica’s operation in the United Kingdom .

The Telefónica Group also manages exchange rate risk by seeking to reduce significately the negative impact of any remaining exchange rate exposure affecting the Group’s exchange rate differences regardless of whether there are open positions. Such open position exposure can arise for any of three reasons: (i) a thin market for local derivatives or difficulty in sourcing local currency finance which makes it impossible to arrange a low-cost hedge (as in Argentina and Venezuela), (ii) financing through intra-group loans, where the accounting treatment of exchange rate risk is different from that for financing through capital contributions, and (iii) as the result of a deliberate policy decision, to avoid the high cost of hedges that are not warranted by expectations or high risk of depreciation.

Exchange rate management in 2015 produced a negative impact in the amount of 620 million euros (disregarding the effect of monetary correction), mainly due to the fluctuation in the exchange rate of the Venezuelan bolivar from 49.988 to 199 bolivars per dollar and, to a lesser extent, the difficulty in covering commercial positions in US dollars in Argentina, compared to the negative impact of 293 million euros recognized in 2014.

The following table illustrates the sensitivity of foreign currency gains and losses and of equity to changes in exchange rates, where: a) in calculating the impact on the income statement, the exchange rate position affecting the income statement at the end of 2015 was considered constant during 2016; b) in calculating the impact on equity, only monetary items have been considered, namely debt and derivatives such as hedges of net investment and loans to subsidiaries related to the investment, whose breakdown is considered constant in 2016 and identical to that existing at the end of 2015. In both cases, Latin American currencies are assumed change their value against the dollar and the rest of the currencies against the euro by 10%.

Millions of euros
Currency	Change	Impact on the consolidated income statement	Impact on consolidated equity
All currencies vs EUR	10%	33	(112)
USD vs EUR	10%	(2)	(21)
European currencies vs EUR	10%	-	(187)
Latin American currencies vs USD	10%	35	96
All currencies vs EUR	(10)%	(33)	112
USD vs EUR	(10)%	2	21
European currencies vs EUR	(10)%	-	187
Latin American currencies vs USD	(10)%	(35)	(96)

The exchange position of the Venezuelan bolivar affects the estimates made by the Group of the net asset value of the foreign currency position related to investments in Venezuela, the negative impact of which on the 2015 financial statements amounted to 535 million euros.

The Group’s monetary position in Venezuela at December 31, 2015 is a net creditor position of 72,646 million Venezuelan bolivars (equivalent to approximately 336 million euros). It had a debtor position until July; nevertheless the average exposure in 2015 has been a creditor position, which led to a higher financial expense in the amount of 348 million euros due to the effect of the monetary correction for inflation during the year.

Interest rate risk

The Telefónica Group’s financial expenses are exposed to changes in interest rates. In 2015, the rates applied to the largest amount of short-term debt were mainly based on the Euribor, the Brazilian SELIC, the US dollar and pound sterling Libor, the Mexican UDI and the Colombian UVR. In nominal terms, at December 31, 2015, 49.1% of Telefónica’s net debt (or 58% of long-term net debt) was pegged to fixed interest rates for a period greater than one year, compared to 70% of net debt (70% of long-term net debt) in 2014. Of the remaining 50.9% (net debt at floating rates or at fixed rates maturing in under one year), 4 percentage points had interest rates collared in a period over one year (or 2% of long-term debt), while at December 31, 2014 this was the case for 10 percentage points of net debt at floating rates or with fixed rates maturing within one year (3% of long-term net debt).

In addition, early retirement and Individual Suspension Plan liabilities (see Note 15) were discounted to present value over the year, based on the curve for instruments with very high credit quality. The decrease in interest rates has increased the market value of these liabilities. However, this increase was nearly completely offset by the increase in the value of the hedges on these positions.

Net financial expenses amounted to 2,581 million euros in 2015, 7.1% lower than the previous year. Excluding exchange rate differences, costs improved by 21.2% (528 million euros) to 1,961 million euros. Negative foreign exchange differences amounted to 620 million euros, primarily due to adoption of the SIMADI exchange rate for the Venezuelan bolivar. The lower cost of debt in euros explains 146 million euros of this improvement, due to lower fixed rate debt and capture of the reduction in short-term rates. The divestment of the entire holding in Telecom Italia, S.p.A. generated a positive variation of 404 million euros. Other effects resulted in losses of 22 million euros. These included the monetary correction for inflation in Venezuela, net of higher currency costs in Latin America, costs for updating contingencies, and other gains and losses on equities. The effective cost of debt over the last twelve months, excluding exchange rate differences and the positive impact of the divestment of Telecom Italia, S.p.A., stood at 4.69%, down 57 basis points year-on-year.

To illustrate the sensitivity of financial expenses to variability in short-term interest rates, a 100 basis points increase in interest rates in all currencies in which Telefónica has financial positions at December 31, 2015 has been assumed, and a 100 basis points decrease in interest rates in all currencies except those currencies with low interest rates, in order to avoid negative rates (euro, pound sterling and the US dollar) and a constant position equivalent to that prevailing at the end of 2015.

To illustrate the sensitivity of equity to variability in interest rates, a 100 basis point increase in interest rates in all currencies and terms of the curve, in which Telefónica holds financial positions at December 31, 2015 was assumed, as well as a 100 basis point decrease in all currencies and terms (except those below 1% in order to avoid negative rates). Cash flow hedge positions were also considered as they are fundamentally the only positions where changes in market value due to interest-rate fluctuations are recognized in equity.

Millions of euros
Change in basis points (bp)	Impact on consolidated income statement	Impact on consolidated equity
+100bp	(245)	145
-100bp	75	98

Share price risk

The Telefónica Group is exposed to changes in the value of equity investments from changes in the value of derivatives associated with such investments, from convertible or exchangeable instruments issued by Telefónica Group, from Share-based payments plans, from treasury shares and from equity derivatives over treasury shares.

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

During 2015, a new long-term incentive Plan consisting of the delivery of shares of Telefónica, S.A. aimed at members of the Executives of Telefónica Group was launched denominated Performance Share Plan (PIP). Furthermore 2014 Ordinary General Shareholders’ Meeting approved a Global incentive Telefónica, S.A. shares purchase Plan for the Employees of the Telefónica Group.

To reduce the risk associated with variations in share price under these plans, Telefónica could acquire instruments that hedge the risk profile of some of these plans.

In addition, the Group may use part of the treasury shares of Telefónica, S.A. held at December 31, 2015 to cover shares deliverable under the PIP or the Global Employee Share Plan. The net asset value of the treasury shares could increase or decrease depending on variations in Telefónica, S.A.’s share price.

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

At December 31, 2015, the average maturity of net financial debt (49,921 million euros) was 5.15 years.

At December 31, 2015, gross financial debt scheduled to mature in 2016 amounted to approximately 11,275 million euros (which includes the net position of derivative financial instruments and certain current payables). These maturities are lower than the amount of funds available, calculated as the sum of: a) cash and cash equivalents and current financial assets; b) annual cash generation projected for 2016, and c) undrawn credit facilities arranged with banks whose original maturity is over one year (an aggregate of more than 12,497 million euros at December 31, 2015), providing flexibility to the Telefónica Group with regard to accessing capital or credit markets in the next 12 months. For a further description of the Telefónica Group’s liquidity and capital resources in 2015, see Note 13.2 Financial Liabilities and Appendix V.

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

Regarding the first point, at December 31, 2015, the Telefónica Group’s Latin American companies had net debt not guaranteed by the parent company of 4,646 million euros, which represents 9.3% of net debt. Nevertheless, in certain countries, such as Venezuela, there is a net cash balance (instead of a net liability balance).

Regarding the net repatriation of funds to Spain, 1,252 million euros from Latin America companies have been received in 2015, of which 846 million euros were from dividends and 406 million euros were for other items.

In this regard, it is worth noting that since February 2003, Venezuela has had an exchange control mechanism in place, managed by the Centro Nacional de Comercio Exterior (CENCOEX). The body has issued a number of regulations (“providencias”) governing the modalities of currency sales in Venezuela at official exchange rates. Foreign companies which are duly registered as foreign investors are entitled to request approval to acquire currencies at the official exchange rate by the CENCOEX, in line with regulation number 056, article 2, section c) "Remittance of profits, income, interest and dividends from international investment” Telefónica Venezolana, C.A. (formerly Telcel, C.A.), a Telefónica Group subsidiary in Venezuela, obtained the aforementioned requested approval on 295 million Venezuelan bolivars in 2006, 473 million Venezuelan bolivars in 2007 and 785 million Venezuelan Bolivars in 2008. At December 31, 2015, payment of two dividends agreed by the company in the amount of 5,882 million Venezuelan bolivars is pending approval by the CENCOEX.

Credit risk

The Telefónica Group trades in derivatives with creditworthy counterparties. Therefore, Telefónica, S.A. generally trades with credit entities whose “senior debt” ratings are of at least “A-” or in case of Spanish entities in line with the credit rating of Kingdom of Spain. In Spain, where most of the Group’s derivatives portfolio is held, there are netting agreements with financial institutions, with debtor or creditor positions offset in case of bankruptcy, limiting the risk to the net position. In addition, the CDS (Credit Default Swap) of all the counterparties with which Telefónica, S.A. operates is monitored at all times in order to assess the maximum allowable CDS for operating at any given time. Transactions are generally only carried out with counterparties whose CDS is below the threshold.

CVA or Credit Valuation Adjustment is the method used to measure credit risk for both counterparties and Telefónica in order to determine the fair value of the derivatives portfolio. This adjustment reflects the probability of default or the deterioration of the credit quality of both Telefónica and its counterparties. The simplified formula to calculate CVA is Expected Exposure times Probability of Default times Loss Given Default. In order to calculate these variables standard market practices are used.

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

The Telefónica Group considers credit risk management as a key element to achieve its business and customer base growth targets in a manner that is both sustainable and consistent with Telefónica Corporate Risk Management Policy. This management approach relies on the active monitoring of the risk-reward balance in the commercial operations and the adequate separation between the risk ownership areas and risk management areas.

Debtors that could cause a material impact on the Group’s consolidated financial statements and increased risk profile products – due to customer targets, term, channels or other commercial characteristics - are subject to specific management practices in order to mitigate the exposure to credit risk.

Uniform policies, procedures, delegation of authority and management practices are established in all Group companies, taking into account benchmark risk management techniques but adapted to the local characteristics of each market. This commercial credit risk management model is embedded into the Group’s decision-making processes, especially from a day-to-day operating perspective, where the credit risk profile guides both the product and services available for the different customers and the collections strategy.

The Telefónica Group’s maximum exposure to credit risk is initially represented by the carrying amounts of the financial assets (Notes 11 and 13) and the guarantees given by the Telefónica Group.

Several Telefónica Group companies provide operating guarantees granted by external counterparties, which are offered during their normal commercial activity, in bids for licenses, permits and concessions, and spectrum acquisitions. At December 31, 2015, these guarantees amounted to approximately 3,979 million euros.

Capital management

Telefónica’s corporate finance department takes into consideration several factors for the evaluation of the Telefónica’s capital structure, with the aim of maintaining the solvency and creating value to the shareholders.

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

These general principles are refined by other considerations and the application of specific variables, such as country risk in the broadest sense, or the volatility in cash flow generation that are considered, when evaluating the financial structure of the Telefónica Group and its different areas.

Derivatives policy

At December 31, 2015, the nominal value of outstanding derivatives with external counterparties amounted to 172,141 million equivalent, a 11% decrease from December 31, 2014 (193,152 million euros equivalent). This figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying liability. For example, a foreign currency loan can be hedged into floating rate, and then each interest rate period can be fixed using a fixed rate hedge, or FRA (forward rate agreement). Even using such techniques to reduce the position, it is still necessary to take extreme care in the use of derivatives to avoid potential problems arising through error or a failure to understand the real position and its associated risks. Key principles for managing derivatives are detailed in the following paragraphs.

1) Derivatives based on a clearly identified hedged items.

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

Economic hedges, which are hedges with a designated hedged items and which in certain circumstances offset fluctuations in the hedged item value, do not always meet the requirements and effectiveness tests laid down by accounting standards for treatment as hedges. The decision to maintain positions that cease to qualify as effective or fail to meet other requirements will depend on the marginal impact on the income statement and how far this might compromise the goal of a stable income statement. In any event, the variations are recognized in the income statement.

2) Matching of the hedged item to one side of the derivative.

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

3) Matching the company contracting the derivative and the company that owns the hedged item.

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

The breakdown of the financial results recognized in 2015, 2014 and 2013 is as follows:

Millions of euros	2015	2014 (*)	2013 (*)
Interest income	1,096	571	613
Dividends received	30	5	11
Other financial income	249	225	193
Subtotal	1,375	801	817
Changes in fair value of financial assets at fair value through profit or loss	(321)	1,004	(427)
Changes in fair value of financial liabilities at fair value through profit or loss	189	(1,059)	388
Transfer from equity to profit and loss from cash flow hedges	(207)	(163)	(121)
Transfer from equity to profit and loss from available-for-sale assets and others	539	−	(52)
Gain/(loss) on fair value hedges	62	865	(935)
(Loss)/gain on adjustment to items hedged by fair value hedges	24	(796)	961
Subtotal	286	(149)	(186)
Interest expenses	(3,140)	(2,540)	(2,884)
Ineffective portion of cash flow hedges	−	−	−
Accretion of provisions and other liabilities	(310)	(393)	(198)
Other financial expenses	(521)	(198)	(224)
Subtotal	(3,971)	(3,131)	(3,306)
Net finance costs excluding foreign exchange differences and hyperinflationary adjustments	(2,310)	(2,479)	(2,675)

(*) Revised data (see Note 2).

The breakdown of Telefónica’s derivatives at December 31, 2015, their fair value at year-end and the expected maturity schedule is as set forth in the table below:

2015
Millions of euros	Fair value (**)	Notional amount Maturities (*)
Derivatives		2016	2017	2018	Subsequent years	Total
Interest rate hedges	(744)	860	126	(349)	(2,336)	(1,699)
Cash flow hedges	343	(340)	460	333	2,769	3,222
Fair value hedges	(1,087)	1,200	(334)	(682)	(5,105)	(4,921)
Exchange rate hedges	(1,480)	(2,200)	891	1,170	2,936	2,797
Cash flow hedges	(1,449)	(3,058)	891	1,170	2,936	1,939
Fair value hedges	(31)	858				858
Interest and exchange rate hedges	(1,561)	462	330	362	6,072	7,226
Cash flow hedges	(1,316)	363	536	366	5,386	6,651
Fair value hedges	(245)	99	(206)	(4)	686	575
Net investment Hedges	(108)	(615)	(94)	(33)	(36)	(778)
Other Derivatives	(227)	(1,449)	(94)	(279)	(1,176)	(2,998)
Interest rate	(72)	(1,882)	(289)	(399)	(1,176)	(3,746)
Exchange rate	(434)	27	(108)	120		39
Others	279	406	303			709
(*) For interest rate hedges, the positive amount is in terms of fixed “payment.” For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.
(**) Positive amounts indicate payables.

The fair value of the Telefónica Group derivatives at December 31, 2015 amounted to a positive MTM (accounts receivable) of 4,120 million euros. A list of derivative products entered into at December 31, 2015 is provided in Appendix IV.

The breakdown of Telefónica’s derivatives at December 31, 2014, their fair value at year-end and the expected maturity schedule are as set forth in the table below:

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

The fair value of the Telefónica Group derivatives at December 31, 2014 amounted to a positive MTM (accounts receivable) of 2,680 million euros.

Note 17. Income tax matters

Pursuant to a Ministerial Order dated December 27, 1989, Telefónica, S.A. files consolidated tax returns in Spain for certain Group companies. The consolidated tax group comprised 52 and 49 companies in 2015 and 2014, respectively.

This tax consolidation regime applies indefinitely providing the companies continue to meet the requirements set down in prevailing legislation, and that application of the regime is not expressly waived.

Group companies resident in Spain that are not part of this consolidation regime and non-resident companies file individual or aggregated tax returns under the tax law applicable in each country.

Deferred taxes movement

The movements in deferred taxes in the Telefónica Group in 2015 and 2014 are as follows:

Millions of euros	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2014	6,867	2,566
Additions	5,649	313
Disposals	(2,576)	(229)
Transfers	199	(346)
Translation differences and hyperinflation adjustments	(280)	(56)
Company movements and others	601	65
Balance at December 31, 2015	10,460	2,313

Millions of euros	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2013	6,376	3,063
Additions	1,763	408
Disposals	(1,152)	(1,009)
Transfers	(132)	58
Translation differences and hyperinflation adjustments	3	22
Company movements and others	9	24
Balance at December 31, 2014	6,867	2,566

Movements in 2015

Additions of deferred tax assets include, among others, capitalization of tax credits according to the evolution of litigation and Tax inspections opened to the Tax Group in Spain as detailed below. The capitalized amount totaled 1,157 million euros, corresponding to the recognition of all the tax loss carryforwards generated within the tax group in Spain that were unused at beginning of 2015, and the tax credit for the negative taxable base resulting from the calculation of the 2015 Income tax provision, amounting to 644 million euros.

The Group recognized a deferred tax asset amounting to 1,789 million euros resulting from the estimated difference in Telefónica, S.A. between the tax value and the agreed value in the sale of Telefónica’s operations in the United Kingdom, which are expected to materialize in a foreseeable future when the sale is executed. This impact in the consolidated income statement has been recorded in the caption “Profit after tax from discontinued operations” (see Note 23).

As a result of the provision recognized for the Telefónica Spain Individual Suspension Plan (see Note 15) a temporary difference arises amounting to 724 million euros.

Telefónica, S.A. approved a donation to the Telefónica Foundation amounting to 325 million euros (see Note 18), which generated a deferred tax asset of 130 million euros.

Colombia Telecomunicaciones has recorded additions of deferred tax assets in the amount of 172 million euros, resulting mainly from the finance lease agreement with PARAPAT, and the doubtful debts portfolio.

The additions of deferred tax assets include tax credits recognized in the amount of 109 million euros by the German company Group 3G UMTS Holding GmbH. Furthermore, this company applied tax loss carryforwards in 2015 amounting to 96 million euros.

Following the internal restructuring of Telefónica Germany GmbH & Co. OHG, this company has recognized deferred tax assets from temporary differences in the amount of 349 million euros, and has de-recognized tax credits for loss carryforwards in the amount of 421 million euros.

Based on Spanish tax group companies’ business plans, besides the best available estimation of taxable income, within an appropriate term to the market situation where the companies operate, the Group has written down 526 million euros of deductions, and alternatively has registered tax credits derived from the above mentioned tax credit for loss carryforwards.

Disposals of deferred tax assets include the effect of the demerger of Telco, which has made possible the tax deduction of the impairment caused by the difference between the acquisition value and the market value of the stake of Telefónica on the demerger date, in the amount of 744 million euros.

The disposals of deferred tax assets also include the impact of the Group’s labor force reduction plans, amounting to 198 million euros.

“Company movements” relates to the entry into the scope of consolidation of DTS and GVT (see Note 5).

Colombia Telecomunicaciones has recorded additions in deferred tax liabilities in the amount of 95 million euros, resulting from temporary differences related to derivative financial instruments.

“Transfers” of deferred tax liabilities include 247 million euros corresponding to the companies of Telefónica United Kingdom classified as held for sale (see Note 23).

The movements relating deferred tax recognized directly in equity amounted to 36 million euros of additions and 123 million euros of disposals.

Movements in 2014

“Additions” of deferred tax assets in 2014 includes the impact of the Law 12,973/14, resulting from the conversion of Interim Measure 627/13, published in Brazil on May 13, 2014. As a result of the entry into force of this new law, the tax effects were revisited for certain assets arising from the business combination of Telesp and Vivo Participaçoes and, therefore, the Telefónica Group revised the deferred tax assets associated with such assets. The impact on “Corporate income tax” in the consolidated income statement for 2014 was a reduction in the expense of 394 million euros.

The tax effect of the 70% limitation on assets depreciation in Spain amounted to 118 million euros in 2014.

The impact of the adjustment of the value of the investment of Telefónica, S.A. in Telco, S.p.A. was 108 million euros, and the impact of the application of the SICAD II as reference rate to translate the Venezuelan bolivar was 189 million euros, which is not tax deductible in 2014.

Additionally, Colombia Telecomunicaciones, which generated in 2014 taxable profit, recognized tax credits for loss carryforwards and temporary differences, chiefly from the finance lease agreement with PARAPAT (see Note 22) in the amount of 1,032 million Colombian pesos (roughly 390 million euros, of which 126 million euros correspond to tax credits for loss carryforwards and 264 million euros correspond to temporary differences).

In 2014 the recognition of tax credits for tax losses carryforwards from prior years amounted to 255 million euros, which includes 126 million euros recognized in Colombia Telecom commented before.

“Disposals” of deferred tax assets include the impact of the Group’s labor force reduction plans, amounting to 207 million euros in 2014.

Spanish Law 27/2014 of 27 November on Corporate Income Tax stipulated a reduction of the tax rate applicable until financial year ending in 2014 (30%). It was set at 28% for financial year ending in 2015, and at 25% for financial year ending in 2016 and following years. In addition, although a limit was established to offset tax loss carryforwards at 60% for 2016 and at 70% for 2017 and subsequent years, the time limit to offset them, which was 18 years, was removed. In 2014 the Group recorded disposals in deferred tax assets amounting to 307 million euros, and disposals in deferred tax liabilities amounting to 226 million euros, in relation with the aforementioned reduction of the tax rate in Spain.

The movements in deferred tax assets, recognized directly in equity in 2014 amounted to 95 million euros of “additions” and 26 million euros of “disposals”. The movements in deferred tax liabilities, recognized directly in equity in 2014 amounted to 32 million euros of “additions” and 73 million euros of “disposals”.

Expected realization of deferred tax assets and liabilities

In the majority of cases, realization of the Group’s deferred tax assets and liabilities depends on the future activities carried out by the different companies, on tax regulations in the different countries in which these companies operate, and on the strategic decisions affecting the companies. Under the assumptions made, the estimated realization of deferred tax assets and liabilities recognized in the consolidated statement of financial position at December 31, 2015 is as follows:

12/31/2015	Total	Less than 1 year	More than 1 year
Deferred tax assets	10,460	3,487	6,973
Deferred tax liabilities	2,313	169	2,144

Deferred tax assets

Deferred tax assets in the accompanying consolidated statements of financial position include the tax loss carryforwards, unused tax credits recognized and deductible temporary differences recognized at the end of the reporting period.

Millions of euros	12/31/2015	12/31/2014
Tax credits for loss carryforwards	3,149	2,295
Unused tax deductions	938	246
Deferred tax assets for temporary differences	6,373	4,326
Total deferred tax assets	10,460	6,867

Tax credits for loss carryforwards

The movements in Tax credits for loss carryforwards in the Telefónica Group in 2015 are as follows:

Tax credits for loss carryforwards	12/31/2014	Additions	Reversals	Inclusion of companies	Translation differences and other	12/31/2015
Spain	1,168	1,801	(1)	439	(887)	2,520
Germany	821	109	(517)	-	-	413
Hispanoamérica	280	23	(82)	-	(29)	192
Other companies	26	-	-	-	(2)	24
Total tax credit for loss carryforwards	2,295	1,933	(600)	439	(918)	3,149

The Spanish tax group had unused tax loss carryforwards at December 31, 2015 amounting to 8,943 million euros:

2015/12/31	Total	Less than 1 year	More than 1 year
Tax Group tax credits for loss carryforwards	8,306	-	8,306
Prior to Tax Group tax credits for loss carryforwards	637	-	637

As a result of the settlement performed due to the inspection in Spain of the Corporate Income Tax for the years 2008-2011, the original settlement was modified, leading to the application of 907 million euros of credits for additional tax loss carryforwards, instead of 1,063 million euros of deductions, which may now once again be carried forward by the tax group. This movement was recorded in transfers in the table above.

Total tax credits for loss carryforwards in Spain in the statement of financial position at December 31, 2015 amount to 2,520 million euros, which include 439 million euros of DTS (company not included in the tax group in 2015). This addition was included under “Inclusion of companies” in the table above. Total unrecognized tax credits of Spanish companies amount to 408 million euros. These tax credits do not expire.

The Group companies in Germany have recognized 413 million euros of unrecognized tax credits for loss carryforwards. Total unrecognized tax credits for loss carryforwards of these companies amount to 6,414 million euros. These tax credits do not expire.

Recognized tax credits in the consolidated statement of financial arising from the Latin American subsidiaries at December 31, 2015 amounted to 192 million euros. Total unrecognized tax credits for tax loss carryforwards in Latin America amount to 424 million euros.

Deductions

The Group has recognized 938 million euros of unused tax deductions in the consolidated statement of financial position at December 31, 2015, generated primarily from export activity, double taxation and donations to non-profit organizations of the tax group in Spain. Total unrecognized tax credits for deductions amounted to 690 million euros.

In 2015 and 2014, tax credits from deductions were recognized, mainly for R&D in Spain, in the amount of 65 and 64 million euros, respectively.

Temporary differences

The sources of deferred tax assets and liabilities from temporary differences recognized at December 31, 2015 and 2014 are as follows:

Millions of euros	12/31/2015	12/31/2014
Goodwill and intangible assets	910	792
Property, plant and equipment	1,121	793
Personnel commitments	1,490	969
Provisions	1,335	1,381
Investments in subsidiaries, associates and other shareholdings	1,952	867
Inventories and receivables	376	436
Other	1,187	1,746
Total deferred tax assets for temporary differences	8,371	6,984
Deferred tax assets and liabilities offset	(1,998)	(2,658)
Total deferred tax assets for temporary differences registered in the statement of financial position	6,373	4,326

Millions of euros	12/31/2015	12/31/2014
Goodwill and intangible assets	1,258	1,550
Property, plant and equipment	1,127	1,395
Personnel commitments	27	25
Provisions	31	28
Investments in subsidiaries, associates and other shareholdings	1,430	1,366
Inventories and receivables	101	89
Other	337	771
Total deferred tax liabilities for temporary differences	4,311	5,224
Deferred tax assets and liabilities offset	(1,998)	(2,658)
Total deferred tax liabilities for temporary differences registered in the statement of financial position	2,313	2,566

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

Tax payables and receivables

Current tax payables and receivables at December 31, 2015 and 2014 are as follows:

Millions of euros	Balance at 12/31/2015	Balance at 12/31/2014
Taxes payable
Tax withholdings	134	126
Indirect taxes	659	1,012
Social security	160	168
Current income taxes payable	350	335
Other	466	385
Total	1,769	2,026

Millions of euros	Balance at 12/31/2015	Balance at 12/31/2014
Tax receivables
Indirect tax	592	595
Current income taxes receivable	516	953
Other	233	201
Total	1,341	1,749

Reconciliation of book profit before taxes to taxable income

The reconciliation between book profit before tax and the income tax expense from continuing operations for 2015, 2014 and 2013 is as follows:

Millions of euros	2015	2014 (*)	2013 (*)
Accounting profit before tax	311	3,073	5,728
Tax expense at prevailing statutory rate	88	920	1,810
Permanent differences	142	321	(133)
Changes in deferred tax charge due to changes in tax rates	2	89	11
Capitalization of tax deduction and tax relief	453	(74)	(146)
Use/ Capitalization of loss carryforwards	(1,200)	(255)	(547)
Increase / (Decrease) in tax expense arising from temporary differences	72	(792)	95
Other	456	51	111
Income tax expense	13	260	1,201
Breakdown of current/deferred tax expense
Current tax expense	1,584	1,353	2,076
Deferred tax benefit	(1,571)	(1,093)	(875)
Total income tax expense	13	260	1,201

(*) Revised data (see Note 2)

“Other” in 2015 includes the impacts of the inspections in the tax group in Spain and the provision recognized in Telefónica del Perú, further discussed in this Note.

Tax inspections and tax-related lawsuits

Inspections in the tax group in Spain

With regard to the tax inspection for the years 2001 to 2004, the Supreme Court issued a ruling in 2015, accepting the tax losses incurred by the Group in relation to the transfer of certain interests in TeleSudeste, Telefónica Móviles México and Lycos as tax deductible, rejecting the other contentions, and therefore the contingencies related to this process disappeared. This has resulted in recognition of a tax expense of 49 million euros in the 2015 consolidated income statement. However, this did not require payment of any tax because the Company applied unused tax loss carryforwards to offset the effect of these adjustments, at the corresponding tax rate for each period.

In 2012, tax inspections for all taxes for the years 2005 to 2007 were completed, with the Company signing off a corporate income tax assessment of 135 million euros, which was paid in 2012, whilst disputing other adjustments with which it disagreed. Although the settlement agreement for the disputed tax assessment did not give rise to any tax payment, since the adjustments proposed were offset by unused tax loss carryforwards, the Company filed an appeal with the Central Economic-Administrative Court against these adjustments in May 2015, regarding the tax treatment of the “juros sobre el capital propio” (interest on own capital) as dividends.

In July 2015, tax inspections for all taxes for the years 2008 to 2011 were completed, with the Company signing off certain corporate income tax assessments and disputing others. This resulted in an expense amounting to 206 million euros. However, this did not require any tax payment, as the adjustments arising from the inspection were offset by unused tax loss carryforwards, at the corresponding tax rate for each period.

Although the settlement agreement for the disputed tax assessment did not give rise to any tax payment, in July 2015 the Company filed an appeal with the Central Economic-Administrative Court against the adjustments it disputes, regarding the tax treatment of the “juros sobre el capital propio” (interest on own capital) as dividends, and the criteria to use tax loss carryforwards in the years subject to settlement.

At 2015 year end, it is not expected that there is any need to recognize additional liabilities for the outcome of this litigation.

Telefónica Brazil

The Telefónica Group is involved in a range of tax litigation in Brazil over direct and indirect taxes (including those relating to GVT). This includes a number of appeals relating to ICMS tax (a tax similar to VAT, levied on telecommunications services). There is a dispute with the Brazilian tax authorities over which services should be subject to settlement of this tax. In 2015 the tax authorities embarked upon a new round of inspections in this regard.

To date the most significant issues have focused on the requirement to collect ICMS on penalties charged to customers for non-compliance, Internet advertising services, and complementary or additional services to the basic telecommunications services such as value-added services and modem rental.

All related procedures are being contested in all instances (administrative and court proceedings). The aggregate amount of these assessments, updated to take into account interest, fines and other items, is approximately 11,900 million Brazilian reais (approximately 2,750 million euros). No provisions have been set aside for these matters, as the risk of them giving rise to liabilities is not probable. Telefónica Brazil has obtained independent expert reports supporting its position, i.e. that the aforesaid services are not subject to ICMS.

Telefónica del Perú

With regard to tax matters in Peru, litigation continues over corporate income tax for 2000 and 2001, payments on account in respect of the year 2000, recoverable balances for 1998 and 1999, and the interest and penalties that should apply to these.

In August 2015, the court of second instance handed down a ruling partially upholding the position of Telefónica del Perú, ruling in its favor on three of the five objections filed by the tax authorities and appealed against to the courts, relating, inter alia, to corporate income tax for 2000-2001 (among others). This dispute accounts for more than 75% of the total amount under litigation, with the objections relating to insolvency provisions, interest on borrowing and leases of space for public telephones. Both the tax authorities and the company have filed appeals against the decision in higher courts.

At the time of authorization for issue of these consolidated financial statements, the settlements carried out by SUNAT for 2000 and 2001 are in the final instance of the legal process (under review by the Supreme Court).

In general, the discussions over this litigation are taking place before the courts (not only through the current contentious-administrative appeals but also through constitutional protection suits, which are being heard in all instances in both cases). In connection with these proceedings in Peru, the Group and its legal advisors consider that the Group’s position is based on robust legal arguments.

In parallel to the aforementioned court proceedings, the tax authorities proceeded to collect corporate income tax due for the years 2000-2001 and payments on account of corporate income tax in respect of the year 2000. There were successive reductions to the sums claimed in the two cases following appeals filed by Telefónica del Perú against the settlements and due to the precautionary measures imposed. The company paid out 286 million Peruvian soles (approximately, 80 million euros) in 2012 and 2013 pending the final rulings.

In the context of these execution processes, in June 2015 the tax authorities issued Compliance Resolutions demanding payment of 1,521 million Peruvian soles (approximately 431 million euros). An appeal has been filed against this with the Tax Court, and the adoption of precautionary suspension measures duly requested from the legal authorities (as a definitive court ruling on these cases is currently pending).

Given the sentences and rulings handed down in June and August 2015, the Group decided to recognize a provision in the accompanying consolidated financial statements of 431 million euros (see Note 15).

Tax deductibility of financial goodwill (Article 12.5)

Spain added a new Article 12.5 to its Corporate Income Tax Law, which came into force on January 1, 2002. The article regulated the deductibility of tax amortization of financial goodwill arising from the acquisition of non-Spanish companies, which could be amortized over 20 years at 5% per annum. Following the entry into force of the Laws 9/2011 of August 19, 2011 and 16/2013 of October 29, 2013, the amount of goodwill amortization deductible for tax purposes under article 12.5 for the years 2011 to 2015 was reduced from 5% to 1%. The effect is temporary because the 4% not amortized during 5 years (20% in total) will be recovered extending the deduction period from the initial 20 years to 25 years.

The Telefónica Group, under this regulation, has been amortizing for tax purposes the financial goodwill from its investments, both direct and indirect, in O2, BellSouth and Coltel (prior to December 21, 2007) and Vivo (acquired in 2010). The positive accumulated effect in the corresponding settlements of Corporate Income Tax from 2004 to the closing of December 31, 2015, was 899 million euros.

Worthy of note is the fact that in relation to this tax incentive, the European Commission has in recent years commenced three proceedings against the Spanish State as it deems that this tax benefit could constitute State Aid. Although the Commission itself acknowledged the validity of its first two decisions for those investors that invested in European companies (for operations carried out before December 21, 2007 in the first decision, and before May 21, 2011 for investments in other countries in the second decision) in the third case (concluded October 15, 2014), it calls into question the applicability of the principle of legitimate expectations in the application of the incentive for indirect acquisitions, whatever the date of acquisition may have been.

However, at the issuance date of these consolidated financial statements the three decisions are pending of final ruling: the first two have been annulled by two Judgments of the Court of First Instance of the European Union and they have been appealed by the Commission, and the third is pending a judgment at first instance. Furthermore, there are doubts in the Spanish courts regarding the classification of the incentive as a deduction and its maintenance in the case of subsequent transfer (see Note 23). The Telefónica Group has decided to set up a provision for the amount of the goodwill amortized for tax purposes corresponding to the purchase of companies of the O2 Group subject to a transfer agreement and to continue provisioning, as to date, that relating to Vivo, for a total of 377 and 75 million euros, respectively (see Note 15). The amount relating to the companies of the O2 Group was recognized under "Profit after tax from discontinued operations" (see Note 23).

Years open for inspection

The years open for review by the tax inspection authorities for the main applicable taxes vary from one consolidated company to another, based on each country’s tax legislation, taking into account their respective statute-of-limitations periods. In Spain, following the tax audit completed in 2015, the taxes from 2012 onwards are open to inspection with respect to the main companies of the Spanish tax group.

In the other countries in which the Telefónica Group has a significant presence, the years open for inspection by the relevant authorities are generally as follows:

•	The last twelve years in Germany.

•	The last eight years in United Kingdom.

•	The last seven years in Argentina.

•	The last five years in Brazil, Mexico, Uruguay, Colombia and the Netherlands.

•	The last four years in Venezuela, Peru, Guatemala, Nicaragua and Costa Rica.

•	The last three years in Chile, Ecuador, El Salvador, the United States and Panama.

The tax inspection of the open years is not expected to give rise to additional material liabilities for the Group.

Note 18. Revenue and expenses

Revenues

The breakdown of “Revenues” is as follows:

Millions of euros	2015	2014 (*)	2013 (*)
Rendering of services	43,471	40,208	46,711
Net sales	3,748	3,250	3,836
Total	47,219	43,458	50,547

(*) Revised data (see Note 2).

Other income

The breakdown of “Other income” is as follows:

Millions of euros	2015	2014 (*)	2013 (*)
Own work capitalized	784	651	681
Gain on disposal of companies	15	5	63
Gain on disposal of other assets	298	308	247
Government grants	33	36	42
Other operating income	711	521	458
Total	1,841	1,521	1,491
(*) Revised data (see Note 2).

“Gain on disposal of other assets” includes gains from the sale of telephone towers of 65 million euros, 198 million euros and 113 million euros in 2015, 2014 and 2013, respectively. In 2015 it is also included the result of a spectrum swap with AT&T carried out by Telefónica Móviles México, amounting to 79 million euros.

“Other operating income” includes the registered result from the difference between the preliminary purchase price of E-Plus estimated at the end of the valuation period and the final price agreed with KPN, which amounts to 104 million euros (see Note 5). In 2015 it is also included an income resulting from the expiration of an account payable in Telefónica Brazil, amounting to 98 million euros.

Other expenses

The breakdown of “Other expenses” is as follows:

Millions of euros	2015	2014 (*)	2013 (*)
Leases	1,004	828	884
Advertising	1,166	1,051	1,116
Other external services	10,307	8,819	9,593
Taxes other than income tax	1,207	1,075	1,335
Change in trade provisions	738	638	651
Losses on disposal of fixed assets and changes in provisions for fixed assets	54	48	277
Other operating expenses	460	368	288
Total	14,936	12,827	14,144
(*) Revised data (see Note 2).

“Other external services” in 2015 includes a 325 million euros expense in relation with the Telefónica, S.A.’s irrevocable commitment to pay a 325 million euros donation to Fundación Telefónica to provide this entity with the financing required to implement the social programs and activities it currently performs or could initiate in the short and mid term to fulfill its purpose as a foundation.

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

Estimated payment schedule

The estimated payment schedule in millions of euros for the next few years on operating leases and purchase and other contractual commitments (non-cancellable without penalty cost) are as follows:

12/31/2015	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Telefónica Brazil	3,663	457	867	707	1,632
Telefónica Germany	2,495	513	672	493	817
Telefónica Hispanoamérica	2,304	399	664	503	738
Telefónica Spain	1,017	177	254	229	357
Others	152	24	40	29	59
Operating lease obligations	9,631	1,570	2,497	1,961	3,603
Purchase and other contractual obligations	7,393	3,872	1,943	382	1,196

At December 31, 2015, the present value of future payments for Telefónica Group operating leases was 6,853 million euros (1,758 million euros in Telefónica Brazil, 2,316 million euros in Telefónica Germany, 1,701 million euros in Telefónica Hispanoamérica, 947 million euros in Telefónica Spain and 131 million euros in other companies classified as “Others” on the table above).

The main variation with respect to the estimated payment schedule at December 31, 2014 is due to the exclusion of Telefónica United Kingdom after its classification as a disposal group held for sale (see Note 2), as well as the inclusion of DTS and GVT (see Note 5).

The main finance lease transactions are described in Note 22.

Headcount

The table below presents the breakdown of the Telefónica Group’s average number of employees by segment (see Note 4) in 2015, 2014 and 2013, together with total headcount at December 31 each year, excluding the employees in United Kingdom related to discontinued operations.

	2015		2014		2013
	Average	Year-end	Average	Year-end	Average	Year-end
Telefónica Spain	31,354	32,171	29,840	30,020	30,551	29,764
Telefónica Germany	9,941	8,557	6,596	10,848	5,655	5,572
Telefónica Brazil	28,488	33,847	18,337	18,419	18,930	18,388
Telefónica Hispanoamérica	38,232	37,951	38,098	38,104	38,733	38,638
Other companies	17,877	17,364	20,050	18,673	26,415	26,723
Total	125,892	129,890	112,921	116,064	120,284	119,085

The average number of employees in 2015, 2014 and 2013 related to the operations of Telefónica in the United Kingdom recorded as discontinued operations (see Note 23), amounts to 7,677, 7,576 and 9,609 employees, respectively. Additionally, the average number of employees in 2015 includes 16,556 employees incorporated in the consolidation scope due to the acquisition of E-Plus, GVT and DTS (see Notes 5).

The Group consolidates E-Plus from October 1, 2014 (see Note 5). The number of employees of the E-Plus Group at that date was 5,033.

Employees corresponding to the business in Telefónica Ireland and Telefónica Czech Republic are included in the average headcount until the date they were removed from the consolidation scope (see Note 2). The average number of employees in 2014 and 2013 corresponding to these companies was 753 and 6,820.

Of the final headcount at December 31, 2015, approximately 37.7% are women (37.6% at December 31, 2014).

Telefónica de España, Telefónica Móviles España and Telefónica Soluciones have signed the 1st Collective Agreement of Related Companies (CEV), wholly backed by the largest labor unions. Said agreement considers, among other elements, measures for individual suspension of the employment relationship in the period 2016 and 2017. The current value of the payment flows of this Plan is 2,896 million euros before taxes, reflected in “Personnel expenses” of the accompanying consolidated income statement for 2015 (see Note 15).

Depreciation and amortization

The breakdown of “Depreciation and amortization” on the consolidated income statement is as follows:

Millions of euros	2015	2014 (*)	2013 (*)
Depreciation of property, plant and equipment	5,334	4,679	5,524
Amortization of intangible assets	3,183	2,752	3,092
Total	8,517	7,431	8,616

(*) Revised data (see Note 2).

Earnings per share

Basic earnings per share amounts are calculated by dividing (a) the profit for the year attributable to equity holders of the parent, adjusted for the net coupon corresponding to the undated deeply subordinated securities and for the interest cost accrued in the period in relation to the debt component of the mandatorily convertible notes of the parent company issued in 2015 (see note 12) by (b) the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued upon the conversion of the said mandatorily convertible notes from the date of their issuance.

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

Both basic and diluted earnings per share attributable to equity holders of the parent are calculated based on the following data:

Millions of euros	2015	2014	2013
Profit attributable to ordinary equity holders of the parent from continuing operations	163	2,562	4,151
Adjustment for the net coupon corresponding to undated deeply subordinated securities	(250)	(187)	(27)
Adjustment for the financial expense of the debt component of the mandatorily convertible notes	2	−	−
Total profit attributable to ordinary equity holders of the parent for basic and diluted earnings per share from continuing operations	(85)	2,375	4,124
Profit attributable to ordinary equity holders of the parent from discontinued operations	2,582	439	442
Total profit attributable to ordinary equity holders of the parent for basic and diluted earnings per share from discontinued operations	2,582	439	442
Total profit attributable to ordinary equity holders of the parent for basic and diluted earnings per share	2,497	2,814	4,566

Thousands
Number of shares	2015	2014 (*)	2013 (*)
Weighted average number of ordinary shares (excluding treasury shares) for basic earnings per share	4,789,362	4,680,802	4,736,401
Adjustment for mandatorily convertible notes	139,116	33,572	−
Adjusted number of shares for basic earnings per share	4,928,478	4,714,374	4,736,401
Telefónica, S.A. share option plans	5,093	11,407	4,816
Weighted average number of ordinary shares outstanding for diluted earnings per share	4,933,571	4,725,781	4,741,217

(*) Revised data due to the scrip dividend.

For the purposes of calculating the earnings per share ratios (basic and diluted), the weighted average number of shares outstanding is retrospectively adjusted for transactions that have changed the number of shares outstanding without a corresponding change in equity, as if such transactions had occurred at the beginning of the earliest period presented. For instance, the bonus share issues carried out to meet the scrip dividends paid in 2015 and 2014 have been taken into account (see Note 12).

Basic and diluted earnings per share attributable to equity holders of the parent are as follows:

Figures in euros	2015	2014 (*)	2013 (*)
Basic and diluted earnings per share from continuing operations	(0.02)	0.50	0.87
Basic and diluted earnings per share from discontinued operations	0.52	0.09	0.09
Total basic and diluted earnings per share	0.51	0.60	0.96
(*) Revised data due to the scrip dividend.

Note 19. Share-based payment plans

The main share-based payment plans in place in the 2013-2015 period are as follows:

a)	Long-term incentive plan based on Telefónica, S.A. shares: “Performance and Investment Plan 2011-2016”

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

The second phase expired on June 30, 2015. The maximum number of shares assigned to this phase of the plan was 7,347,282, assigned on July 1, 2012, with a fair value of 5.87 euros per share. At the end date of this phase, it was determined that 77% of “Total Shareholder Return” (TSR) had been achieved, under the terms and conditions of the plan. Therefore, the eligible Telefónica Group executives received a total of 2,724,699 shares (corresponding to a total of 3,691,582 gross shares, of which 966,883 shares were withheld at the option of the employee prior to distribution).

Regarding the second and third allocations of shares under this plan, the maximum number of shares assigned (including the amount of co-investment) and the number of shares outstanding at December 31, 2015 is as follows:

Phase / assignment date	No. of shares assigned	Outstanding shares at 12/31/15	Unit fair value	End date
3rd phase July 1, 2013	7,020,473	5,641,623	6.40	June 30, 2016

b)	Long-term incentive plan based on Telefónica, S.A. shares: “Performance and Investment Plan 2014-2019”

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

The initial and the second share allocations took place on October 1, 2014, and on October 1, 2015, respectively, and the third allocation is scheduled for October 1, 2016.

The maximum number of shares allocated under the Plan (including the amount of co-investment) and the number of shares outstanding at December 31, 2015 are set out below:

Phase / assignment date	No. of shares assigned	Outstanding shares at 12/31/15	Unit fair value	End date
1st phase / October 1, 2014	6,927,953	6,316,281	6.82	September 30, 2017
2nd phase / October 1, 2015	6,775,445	6,771,146	6.46	September 30, 2018

c)	Telefónica, S.A. global share plan: “Global Employee Share Plan II” (2012-2014) and “Global Employee Share Plan III” (2015-2017)

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

Likewise, the Telefónica, S.A. Ordinary General Shareholders’ Meeting on May 30, 2014 approved a new voluntary plan for incentivized purchases of shares for the employees of the Group Under this Plan, employees were offered the option to acquire Telefónica, S.A. shares during a twelve month period (the acquisition period), with the company undertaking to deliver a certain number of free shares to participants, subject to certain requirements. Each employee was limited to buying a maximum of 1,800 euros in Telefónica, S.A. shares, subject to a minimum of 300 euros. If the employee remains part of the Telefónica Group and holds on to the shares for one year following the acquisition period (the shareholding period), they will be entitled to receive one free share for each share they acquire and retain throughout the shareholding period.

The acquisition period commenced in July 2015. As of December 31, 2015, 32,414 employees had registered for the plan. The plan will be settled through the delivery of shares to employees.

d)	Long-term incentive plan based on Telefónica, S.A. shares: “Talent for the Future Share Plan” (TFSP)

At the General Shareholders’ Meeting held on May 30, 2014, a long-term share-based incentive plan called “Talent for the Future Share Plan” was approved for certain Telefónica Group employees.

Under this Plan, a certain number of shares of Telefónica, S.A. will be delivered to participants selected by the Company who have opted to take part in the scheme and meet the requirements and conditions stipulated to this end. The plan has been implemented for employees with persistently outstanding performance, high potential and key skills who are expected to take leading roles in the future, by granting a stake in the share capital of the Company

The term of the plan is five years and it is divided into three phases.

The maximum number of shares assigned and the number of shares outstanding at December 31, 2015 is as follows:

	No. of shares assigned	No. of shares assigned at 12/31/15	Unit fair value	End date
1st phase October 1, 2014	556,795	556,795	6.82	September 30, 2017
2nd phase October 1, 2015	618,000	618,000	6.46	September 30, 2018

Note 20. Cash flow analysis

Net cash flow provided by operating activities

In 2015, the Telefónica Group obtained operating cash flow (operating revenue less payments to suppliers for expenses and employee benefits expenses) totaling 14,905 million euros, 2.9% higher than the 14,490 million euros generated in 2014.

Net cash flow provided by operating activities amounted to 13,615 million euros in 2015, increasing by 11.7% from 12,193 million euros in 2014. This amount decrease by 15.0% compare to 14,344 million euros in 2013.

The main items included in the net flow from continuing operations are the following:

•	Cash received from customers increased by 8.2% from 53,315 million euros in 2014 to 57,705 million euros. This increase is mainly due to the working capital management measures taken, through the factoring of collections and the monetization of revenues financed, the incorporation of GVT and DTS in the consolidation perimeter, the higher contribution of E-Plus in 2015 and the positive evolution of revenues in Telefónica Hispanoamérica.

•	Cash payments to suppliers and employees in 2015 amounted to 42,800 million euros, up 10.2% from 2014 (38,825 million euros). As set out in Note 13 and the following section on cash flows on investing activities, active management of current liabilities through agreements to extend payment terms with suppliers (or factoring companies when payments are discounted) has enabled the Group to counteract the effect of the higher payments resulting from the changes to the consolidation scope mentioned in the preceding paragraph and increased commercial activity in Latin America.

Cash payments to employees, including social security and payments related to cancellation of commitments in 2015 amounted to 6,403 million euros increasing by 18.4% from 2014 (5,407 million euros) due to higher costs associated with the change in average headcount after the incorporation of the new companies in the consolidation perimeter.

•	Cash flows arising from payments of interest and other finance costs and from dividends stood at 2,410 million euros in 2015, down 3.8% from 2014 (2,505 million euros) even though the Telefónica Group’s average debt was increased in by 6.5% in 2015. Telefónica Spain’s contribution to the reduction of payments of 4.2% was mainly due to the lower interest rate of the euro and the reduction of the debt in euros at a fix rate. The net financial payments represent the 4.8% of the net average debt in the year.

•	Tax payments amount to 664 million euros in 2015, 40% lower than those made in 2014 (1,106 million euros), mainly due to lower payments in advance in Spain during 2015, and a higher tax refund both in Germany and Spain.

Net cash flow provided by operating activities from discontinued operations (related to Telefónica’s operations in the United Kingdom subject to the sale agreement (see Note23)) amounted to 1,784 million euros in 2015, up 35.8% from 2014 (1,314 million euros ), mainly due to the higher sale of receivables in 2015.

The main items included in the net flow from operations are the following in 2014:

•	Cash received from customers decreased by 12.6% to 53,315 million euros (from 61,008 million euros in 2013). Driven by the revenues evolution in Brazil and Spain, mainly due to the ARPU decrease and lower accesses, partially offset by the increase in the sale of handsets. Active management of collection assets and monetization of revenues on financed sales also helped maintain the levels observed during the previous period. The departure of Telefónica Czech Republic from the scope of consolidation, partially offset by the arrival of E-Plus, contributed to the year-on-year reduction in cash collections.

•	Cash payments to suppliers and employees in 2014 amounted to 38,825 million euros, decreasing by 11.6% from the 43,923 million euros recorded in 2013. Due to fewer payments in Spain and Brazil and the changes in the consolidation perimeter explained above.

Cash payments to employees in 2014, including social security and payments related to cancellation of commitments (5,407 million euros) decreased by 9.3% from 2013 (5,966 million euros) due to the lower costs associated with the change in average headcount.

•	Cash flows arising from payments of interest and other finance costs and from dividends stood at 2,505 million euros in 2014, up 3.7% from 2013 (2,415 million euros) even though the Telefónica Group’s average debt was reduced in 2014. The increase in interest payments was offset by non-recurring impacts such as payment of interest in 2014 on a zero-coupon 15-year bond, the cash receipt of the interest on settlement of tax inspections in 2013, and differences in the debt payment schedule for the 2014 financial year with respect to 2013.

•	Tax payments amounted to 1,106 million euros in 2014, 37.3% lower than those made in 2013 (1,763 million euros), mainly due to the impact of adopting the new exchange rate in Venezuela, the decrease of the operating results and changes in the consolidation perimeter.

Net cash flow used in investing activities

Net cash flow used in investing activities increased by 29.6% in 2015 to 12,917 million euros from 9,968 million euros in 2014, mainly due to the increase in the proceeds on disposal of companies, net of cash and cash equivalents, and the increase in the amount of payments on investments in property, plan and equipment and intangible assets.

•	Payments on investments in property, plant and equipment and intangible assets totaled 9,401 million euros in 2015, 13.2% higher than 2014 (8,305 million euros), mainly due to higher payments in T. Germany, partially offset by the decrease of payments in T.Brasil, due to less investments and the impact of exchange rate. Spectrum license payments totaled 1,307 million euros in 2015, mainly in Germany, Spain, Argentina and Ecuador.

•	Proceeds on disposals of property, plant and equipment and intangible assets amounted to 254 million euros in 2015, a decrease of 18.1% mainly due to a reduction in the disposal of non-strategic assets (99 million euros, compared to 180 million euros in 2014).

•	During the year, proceeds on disposals of companies, net of cash and cash equivalents, amounted to 373 million euros, mainly due to the differ proceeds coming from the sale of Telefónica Czech Republic and the sale of Yourphone GmbH, amounting 313 and 57 million euros, respectively.

•	During 2015, the payment on investments in companies, net of cash and cash equivalents acquired amounted 3,178 million euros, mainly due to the acquisition of GVT, amounting to 2,450 million euros (see Note 5) and the acquisition of a 56% stake in Distribuidora de Televisión Digital, S.A., amounting to 697 million euros (see Note 9).

•	During 2015, proceeds on financial investments not included under cash equivalents, amounted to 1,064 million euros, mainly due to the sale of part of our stake in Telecom Italia, S.p.A, amounting to 1,025 million euros.

•	Payments on financial investments not included under cash equivalents totaled 286 million euros for 2015, mainly reflected legal deposits, options on equity instruments and the payment to the other shareholder of Telco, S.p.A. as consequence of the demerger, amounting to 60 million euros.

•	In 2015, net cash flows in respect of cash surpluses not included under cash equivalents amounted to 584 million euros (net payment), compare to net proceeds of 221 million euros in 2014, mainly due to cash surpluses in Telefónica, S.A.

Net cash flow used in investing activities from discontinued operations amounts to 1,166 million euros in 2015, up 30.7% from 2014 (892 million euros).

Net cash flow used in investing activities increased by 0.7% in 2014 to 9,968 million euros from 9,900 million euros in 2013, mainly due to the increase in the proceeds on disposal of companies, net of cash and cash equivalents, and the increase in the amount of payments made on financial investments not included under cash equivalents.

•	Payments on investments in property, plant and equipment and intangible assets totaled 8,305 million euros in 2014, 1.3% higher than 2013 (8,200 million euros). Spectrum license payments totaled 927 million euros in 2014, mainly in Brazil, Argentina, Colombia and Panama (829 million euros in 2013).

•	Proceeds on disposals of property, plant and equipment and intangible assets amounted to 310 million euros in 2014, a decrease of 6% mainly due to a reduction in the disposal of non-strategic assets (180 million euros in 2014, compared to 205 million euros in 2013).

•	During the year, proceeds on disposals of companies, net of cash and cash equivalents, amounted to 3,614 million euros, being the most important divestments the sale of Telefónica Czech Republic, the sale of Telefónica Ireland and the sale of 2.5% of China Unicom (Hong Kong) Limited, which entailed a net collection of 2,163, 754 and 687 million euros, respectively (see Note 2 and 9).

•	During 2014, the payment on investments in companies, net of cash and cash equivalents acquired amounted to 5,014 million euros, mainly due to the acquisition of E-Plus (see Note 5) and the acquisition of a 22% stake in Distribuidora de Televisión Digital, S.A. (see Note 9).

•	During 2014, proceeds on financial investments not included under cash equivalents, amounted to 266 million euros, mainly due to the sale of Telecom Italia’s bond for a nominal amount of 103 million euros, plus interest.

•	Payments on financial investments not included under cash equivalents totaled 198 million euros for 2014, mainly reflected legal deposits, financial investments by Telefónica insurance companies and options on equity instruments.

•	In 2014, net cash flows in respect of cash surpluses not included under cash equivalents amounted to 220 million euros, up 541 million euros from 2013, mainly due to the exchange rate effect in Venezuela.

Net cash flow used in investing activities from discontinued operations amounted to 892 million euros in 2014, decreasing 31.2% to 2013 (1,296 million euros) primarily due to spectrum license payments totaled 669 million euros in 2013.

Net cash flow used in financing activities

In 2015, net cash flow used in financing activities has been negative of 3,612 million euros in comparation with a negative amount 4,041 million euros in 2014, primarily due to the increase of proceeds on loans, borrowings and promissory notes.

•	Dividends payments amounted to 2,775 million euros in 2015 (2,328 million euros in 2014) are related mainly to the dividends paid by Telefónica, S.A. as well as payments to non-controlling interests of Telefônica Brasil, S.A. (239 million euros) and Telefónica Deutchland Holding, A.G. (267 million euros).

•	Proceeds from share capital increase amounted to 4,255 million euros in 2015, mainly due to the share capital of Telefónica, S.A. increase by 3,048 million euros, less the related commissions and the share capital of Telefônica Brasil, S.A. corresponding to non-controlling interests amounting to 1,258 million euros. In 2014, the proceeds amounting 814 million euros related to the share capital increase by the non-controlling interests in Telefónica Deutschland.

•	Payments/proceeds of treasury shares and other operations with shareholder, representing a net payment of 1,772 million euros in 2015 (1,241 million euros in 2014), related mainly to the transactions with Telefónica, S.A. treasury shares.

•	The proceeds on operations with other equity holders amount to 83 million euros in 2015, and include the amount related to the issuance of undated deeply subordinated securities of Colombia Telecomunicaciones, S.A. ESP amounting to 419 million equivalent euros. It also includes the payment of the coupon related to the issuances of undated deeply subordinated securities issued in 2013 and 2014 amounting to 310 million euros and the first payment of the coupon related to the undated deeply subordinated securities issued in 2015 amounting 26 million euros.

•	In 2015, proceeds from new issues on bonds totaled 1,602 million euros, 64% lower than the 2014 proceeds (4,453 million euros), mainly issued under the London Stock Exchange’s EMTN program (1,467 million euros) of Telefónica Emisiones, S.A.U. The cancellation of debentures and bonds amounted to 3,805 million euros, down 25.6% from 2014 and related to the maturity of bonds.

•	In 2015 proceeds on loans, borrowings and promissory notes amounted to 8,770 million euros mainly related to borrowings proceeds of 2,060 million euros of the syndicated loan of 2,500 million euros dated February 2015 and the borrowings proceeds of 1,890 million euros of the sindicated loan of 3,000 million euros dated in February 2014 by Telefónica, S.A. (see Appendix V). Additionally, it includes an issuance of debt instruments in the local market (schuldscheindarlehen and namensschuldverschreibung) by Telefónica Germany GmbH&Co OHG for an aggregate amount of 300 million euros.

•	In 2015 repayment of loans, borrowings and promissory notes amounted to 9,844 million euros (8,604 million euros in 2014) mainly related to prepayments and the maturity of loans, being the most significant ones the repayment made by Telefónica, S.A., amounting to 1,560 million euros of the syndicated loan of 2,500 million euros dated in February 2015 and 1,190 million euros of the sindicated loan of 3,000 million euros dated in February 2014 (see Appendix V) and also the repayment made by Telefónica Europe, B.V. in relation with structured financing and by Telefónica Brazil, mainly related to the loans paid by GVT amounting approximately 1,766 million euros.

•	Financed operating payments and investments in property, plant and equipment and intangible assets payments amounted to 126 million euros includes payments made in 2015 relating to financial investments and balances with suppliers with which payment terms have been extended, as set out in the section on operating cash flows.

In 2014, net cash used in financing activities had been negative of 4,041 million euros in comparation with a negative amount 2,704 million euros in 2013, primarily due to the increase of repayments of loans, borrowings and promissory notes, as a consequence of prepayments.

•	Dividends payments amounting to 2,328 million euros related mainly to the dividends paid by Telefónica, S.A. as well as payments to non-controlling interests of Telefônica Brasil, S.A. (187 million euros) and Telefónica Deutchland Holding, A.G. (122 million euros).

•	Proceeds from share capital increase amounted to 814 million euros in 2014, due the share capital increase by the non-controlling interests in Telefónica Deutschland. In 2013, the proceeds amounting to 377 million euros relate to the sale of 40% of the assets in Guatemala, Nicaragua, El Salvador and Panama.

•	Payments/proceeds of treasury shares and other operations with shareholder, representing a net payment of 1,241 million euros (312 million euros in 2013), related mainly to the transactions with Telefónica, S.A. treasury shares.

•	The proceeds on operations with other equity holders amounted to 3,713 million euros in 2014, and include the amount related to the issuances of undated deeply subordinated securities of 1,000, 750 and 850 million euros and the issuance of notes mandatorily convertible into shares of Telefónica, S.A. amounting to 1,285 million euros (see Note 12). It also includes the payment of the coupon related to the two issuances of undated deeply subordinated securities issued in 2013 amounting to 172 million euros.

•	In 2014, proceeds from new issues on bonds totaled 4,453 million euros, 21% lower than the 2013 proceeds (5,634 million euros), mainly issued under the London Stock Exchange’s EMTN program (equivalent to 2,550 million euros) of Telefónica Emisiones, S.A.U. and under the SHELF program (500 million dollars, equivalent to 368 million euros). Additionally, it included the issue mandatorily convertible into Telecom Italia, S.p.A. shares amounting to 750 million euros, and the bond issue by Telefónica Deutschland Holding, A.G. amounting to 500 million euros. The cancellation of debentures and bonds amounted to 5,116 million euros, in line with 2014 and related to the maturity of bonds.

•	In 2014 proceeds on loans, borrowings and promissory notes amounted to 4,290 million euros mainly related to borrowings proceeds of 2,000 million euros in Telefónica, S.A.

•	In 2014, repayment of loans, borrowings and promissory notes amounted to 8,604 million euros (6,232 million euros in 2013) mainly related to prepayments of loans and the maturity of 2,000 million euros of Tranche A2, 1,672 million euros of Tranche A3 and 923 million euros of Tranche D2 of the syndicated loan of Telefónica, S.A. and 801 million euros of Tranche D1 of the syndicated loan of Telefónica Europe, B.V.

Note 21. Other information

a) Litigation and arbitration

Telefónica and its group companies are party to several legal proceedings which are currently in progress in the courts of law and the arbitration bodies of the various countries in which we are present.

Based on the advice of our legal counsel it is reasonable to assume that these legal proceedings will not materially affect the financial condition or solvency of the Telefónica Group.

The contingencies arising from the litigation and commitments described below were evaluated (see Note 3.m) when the consolidated financial statements for the year ended December 31, 2015 were prepared. The provisions recorded in respect of the commitments taken as a whole are not material.

The following unresolved legal proceedings or those underway in 2015 are highlighted (see Note 17 for details of tax-related cases):

Cancellation of the UMTS license granted to Quam GMBH in Germany

In December 2004, the German Telecommunications Market Regulator revoked the UMTS license granted in 2000 to Quam GmbH (Quam), in which Telefónica has a stake. After obtaining a suspension of the revocation order, on January 16, 2006, Quam filed a suit against the order with the German courts. This claim sought two objectives: 1) to overturn the revocation order issued by the German Telecommunications Market Regulator, and 2) if this failed, to be reimbursed for the total or partial payment of the original amount paid for the license, 8,400 million euros.

This legal process ended on June 25, 2015, when the German Federal Constitutional Court dismissed the appeal lodged by Quam against the decision to reverse the UMTS license issued by the regulatory authority and endorsed by the courts in their different instances.

This judgment is not subject to appeal.

Appeal against the decision by Agencia Nacional de Telecomunicações (ANATEL) regarding the inclusion of interconnection and network usage revenues in the Fundo de Universalização de Serviços de Telecomunicações

Vivo Group operators (currently Telefônica de Brasil), together with other cellular operators, appealed ANATEL’s decision of December 16, 2005, to include interconnection and network usage revenues and expenses in the calculation of the amounts payable into the Fund for Universal Access to Telecommunications Services (FUST) – a fund which pays for the obligations to provide Universal Service -with retroactive application from 2000. On March 13, 2006, the Brasilia Regional Federal Court granted a precautionary measure which stopped the application of ANATEL’s decision. On March 6, 2007, a ruling in favor of the wireless operators was issued, stating that it was not appropriate to include the revenues received by transfer from other operators in the taxable income for the FUST’s calculation and rejecting the retroactive application of ANATEL’s decision. ANATEL filed an appeal to overturn this decision with Brasilia Regional Federal Court no. 1. This appeal is pending resolution.

At the same time, Telefônica Brasil and Telefónica Empresas, S.A., together with other wireline operators through ABRAFIX (Associação Brasileira de Concessionárias de Serviço Telefonico Fixo Comutado) appealed ANATEL’s decision of December 16, 2005, also obtaining the precautionary measures requested. On June 21, 2007, Federal Regional Court no. 1 ruled that it was not appropriate to include the interconnection and network usage revenues and expense in the FUST’s taxable income and rejected the retroactive application of ANATEL’s decision. ANATEL filed an appeal to overturn this ruling on April 29, 2008, before Brasilia Federal Regional Court no. 1.

No further action has been taken since then. The amount of the claim is quantified at 1% of the interconnection revenues.

Public civil procedure by the São Paulo government against Telefônica Brasil for alleged reiterated malfunctioning in services provided

This proceeding was filed by the Public Ministry of the State of São Paulo for alleged reiterated malfunctioning in the services provided by Telefônica Brasil, seeking compensation for damages to the customers affected. A general claim was filed by the Public Ministry of the State of São Paulo, for 1 billion Brazilian reais (approximately 225 million euros), calculated on the company’s revenue base over the last five years.

In April 2010, a ruling against the Telefónica Group was issued in first instance. The full impact of this proceeding will not be known until there is a final ruling, and the total amount of persons affected by and party to the proceeding is known. At that moment, the amount of the indemnity will be established, ranging between 1 billion and 60 million reais (approximately, between 225 and 13 million euros), depending on the number of parties. On May 5, 2010, Telefônica Brasil filed an appeal before the São Paulo Court of Justice, suspending the effect of the ruling.

On April 13, 2015, the appeal was judged in favor of Telefónica, by unanimous vote, reversing the earlier decision in first instance.

The Public Prosecutor filed an extraordinary petition for review at the High Court of Brasilia. This Court must take a decision on the admissibility of the appeal once it has assessed the allegations made by Telefónica.

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

On April 9, 2013, Telefónica filed an appeal for annulment of this ruling with the European Union General Court. On August 6, 2013, the European Union General Court notified Telefónica of the response issued by the European Commission, in which the EC reaffirmed the main arguments of its ruling and, specially, that Clause Nine is a competition restriction. On September 30, 2013, Telefónica filed its reply. On December 18, 2013, the European Commission filed its appeal.

A hearing was held on May 19, 2015, at the European Union General Court and is pending resolution by the Court.

Judicial appeals against the decisions by the Conselho Administrativo de Defesa Econômica (CADE) of Brazil regarding the acquisition by Telefónica, S.A. of stakes in Portugal Telecom, SPGS S.A. and Telco, S.p.A.

On December 4, 2013, the Brazilian Antitrust Regulator, CADE announced the two following decisions:

1.	To approve, with the restrictions described further below, the acquisition by Telefónica of the entire participation held by Portugal Telecom and PT Móveis-Serviços de Telecomunicações, SGPS, S.A. (the PT Companies) in Brasilcel, N.V., which controlled the Brazilian mobile company, Vivo Participações, S.A. (Vivo).

Such transaction had already been approved by ANATEL (Agencia Nacional de Telecomunicaciones de Brasil) and the closing (which did not require CADE’s prior approval at the time), occurred immediately after ANATEL’s approval was granted on September 27, 2010.

This decision was granted by CADE subject to the following conditions:

a.	the entry of a new shareholder in Vivo, sharing the control of Vivo with Telefónica in conditions identical to those that were applicable to the PT Companies when they had a participation in Brasilcel N.V., or

b.	that Telefónica ceases to have any direct or indirect financial interest in TIM Participações S.A.

Due to the fulfilment of the conditions set forth in the authorizations granted by ANATEL (on December 22, 2014 and March 12, 2015) and CADE (on March 25, 2015) for the acquisition by Telefônica Brasil S.A. of Global Village Telecom S.A and his holding company GVT Participaçoes S.A (collectively GVT), and for the demerger of Telco, the previously mentioned decision of CADE on December 4, 2013 was overridden due to Telefonica’s divestment of its total shareholding in Telecom Italia.

In this regard, as described on Notes 9 and 13, respectively, Telefónica delivered 1,110 million ordinary shares of Telecom Italia, S.p.A. (representing 8.2% of its ordinary shares) to Vivendi, S.A., obtaining from Vivendi, S.A. a 4.5% of the total share capital of Telefônica Brasil S.A. and to the sale, by means of an agreement with a financing institution, of 872 million ordinary shares of Telecom Italia, S.p.A., representing 6.5% of the ordinary shares of this company, for an amount of approximately 1,025 million euros.

Likewise, Telefónica arranged several hedging instruments which will allow Telefónica to repurchase the shares of Telecom Italia, S.p.A. that are necessary to meet its exchange obligations under the mandatory exchangeable bonds for shares of Telecom Italia, S.p.A., issued by Telefónica in July 2014.

Thus, Telefónica has completed the divestment process of its entire stake in Telecom Italia, S.p.A., in accordance with the regulatory and competition commitments assumed.

2.	To impose a fine on Telefónica of 15 million Brazilian reais, for having allegedly breached the spirit and the purpose of the agreement signed between Telefónica and CADE (as a condition to the approval of Telefónica's original acquisition of an interest in Telecom Italia in 2007), due to the subscription of and payment for non-voting shares of Telco, S.p.A. in the capital increase carried out in accordance with the agreement dated September 24, 2013. This Decision also requires Telefónica to divest such non-voting shares of Telco, S.p.A. As indicated above, the divestment by Telefónica of its entire stock participation in Telco, S.p.A. and, consequently, in Telecom Italia, S.p.A. has already been completed.

On July 9, 2014, Telefónica filed a judicial appeal against the abovementioned decision, in connection with the fine imposed.

Other contingencies

Telefónica is currently conducting an internal investigation regarding possible violations of applicable anti-corruption laws. Telefónica has been in contact with governmental authorities about this matter and intends to cooperate with those authorities as the investigation continues. It is not possible at this time to predict the scope or duration of this matter or its likely outcome.

b) Commitments

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

In addition, if Telefónica decides to dispose or transfer of all or part of its shareholding in Colombia Telecomunicaciones, S.A. ESP to third parties, Telefónica commits that(i) the acquirer or transferee will be obliged to adhere to the Framework Investment Agreement; and (ii) that the acquirer or transferee will be obliged to present an offer to purchase all of the shares in Colombia Telecomunicaciones, S.A. ESP held by the Colombian Government (that amounts to 32.5% of the share capital) at the same price and under the same terms and conditions negotiated with Telefónica, through the legally-established procedure for disposal of shares held by public entities.

Agreement for the divestment of Telefónica’s operations in the UK (O2 UK)

On March 24, 2015, Telefónica signed an agreement with Hutchison for the acquisition by the latter of Telefónica's operations in the UK (O2 UK) for a price (firm value) of 10,250 million pounds sterling in cash (approximately 14,000 million euros at the exchange rate as of the date of the agreement), composed of (i) an initial amount of 9,250 million pounds sterling (approximately 12,640 million euros as of the date of the agreement) which would be paid at closing and (ii) an additional deferred payment of 1,000 million pounds sterling (approximately 1,360 million euros as of the date of the agreement) to be paid once the cumulative cash flow of the combined company in the United Kingdom has reached an agreed threshold. According to the sale agreement, the price will be adjusted by the debt, the working capital and other defined circumstances that may ultimately arise upon closing of the O2 UK divestiture.

Completion of the transaction is subject to, among other conditions, the approval of the European Commission and the obtainment of waivers to some contractual provisions affected by the sale, including those related to network alliances, as well as change of control provisions under certain contractual arrangements with third parties. As of the date of the issuance of these Financial Consolidated Statements, such conditions have not been met. The European Commission authorization process is ongoing.

These conditions must be satisfied by no later than June 30, 2016 however, this date may be extended until September 30, 2016 in specified circumstances.

Communications Investment Platform

On May 8, 2015, Telefónica Open Future, S.L.U. (TOF) signed a Limited Partnership Agreement (and related agreements) with Coral Group, L.L.C. (and affiliates thereof) pursuant thereto, TOF has committed to undertake investments up to 200 million U.S. dollar over a 7 year period (expandable up to two additional years) in technology companies that fall within the strategic priorities jointly agreed with Telefónica.

Agreement for the sale of the shares of Telefónica Gestión de Servicios Compartidos España, S.A.U., Telefónica Gestión de Servicios Compartidos Argentina, S.A. and T-Gestiona Servicios Contables y Capital Humano, S.A.C.

On December 31, 2015, a shares purchase agreement was concluded between, on one hand, Telefónica, S.A., Telefónica Servicios Globales, S.L.U. and Telefónica Gestión de Servicios Compartidos Perú, S.A.C. (as sellers), and, on the other hand, IBM Global Services España, S.A., IBM del Perú, S.A.C., IBM Canada Limited and IBM Americas Holding, LLC (as purchasers) for the sale of the companies Telefónica Gestión de Servicios Compartidos España, S.A.U., Telefónica Gestión de Servicios Compartidos Argentina, S.A. and Tgestiona Servicios Contables y Capital Humano, S.A.C., for a total price of approximately 22 million euros. This shares purchase agreement is expected to be ratified by the parties at the closing of the transaction on March 1, 2016.

Following the aforementioned shares purchase agreement and in connection with the latter transaction, also, on December 31, 2015, Telefónica subscribed a master services agreement with IBM for the outsourcing of economic-financial and HR activities and functions to be provided to the Telefónica Group during a period of ten years, for a total amount of approximately 450 million euros. Most of the Telefónica Group’s subsidiary companies will adhere to that master services agreement.

c) Environmental matters

Telefónica has an Environmental Policy which is applicable to all of its companies, which sets out the road map for the company to advance towards a green economy, reducing the environmental impact of its facilities at the same time as developing the potential for digital services to reduce the environmental footprint of other sectors.

Currently over half of the companies in the Group have Environmental Management Systems (EMS) in accordance with Regulation ISO 14001, certified by an external body, which contribute to the proper management of the environmental aspects of the company and to extending a culture of environmental responsibility across the whole supply chain.

Telefónica's environmental risks and climate change are controlled and managed under the company's global risk model. The environmental aspects of the telecommunications operations are mainly focused on the risk of high geographical dispersion and energy consumption, which is controlled by means of environmental management based on uniform processes and a global energy efficiency programme.

Telefónica has a global environmental team made up of experts in environmental management.

d) Auditors’ fees

The expenses accrued in respect of the fees for services rendered to the various member firms of the EY international organization, of which Ernst & Young, S.L. (the auditors of the Telefónica Group) forms part, amounted to 20.94 million euros and 21.30 million euros in 2015 and 2014, respectively.

The detail of these amounts is as follows:

Millions of euros	2015	2014
Audit services (1)	20.38	20.02
Audit-related services (2)	0.56	1.28
Total	20.94	21.30
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

The expenses accrued in respect of the fees for services rendered to other auditors in 2015 and 2014 amounted to 52.97 million euros and 47.07 million euros, respectively, as follows:

Millions of euros	2015	2014
Audit services	1.07	1.17
Audit-related services	2.09	1.18
Tax services	9.31	7.29
All other services (consulting, advisory, etc.)	40.50	37.43
Total	52.97	47.07

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

f) Directors’ and Senior Executives’ compensation and other benefits

Board of Directors’ and Senior Executives’ compensation

The compensation of Telefónica members of the Board of Directors is governed by Article 35 of the Bylaws, which states that the compensation amount that the Company may pay to all of its as members of the Board of Directors and the performance of supervision and collective decision-making duties, shall be fixed by the shareholders at the General Shareholders’ Meeting. The Board of Directors shall determine the exact amount to be paid within such limit and the distribution among the Directors, by reason of any executive or advisory duties that they perform for the Company, other than the supervision and collective decision-making duties inherent in their capacity as Directors, membership to any committee within the Board, and any other objective circumstances that must be taken into consideration. Furthermore, the Directors shall receive an amount as remuneration for executive functions given or delegated by the Board. This compensation must be in line with Director`s compensation policy approved by the General Shareholders’ Meeting.

Accordingly, General Shareholders Meeting, held on April 11, 2003, set the maximum gross annual amount to be paid to the Board of Directors at 6 million euros, including a fixed payment and attendance fees of the Board of Director’s Advisory or Control Committees. Total compensation paid to Telefónica’s Directors for discharging their duties in 2015 amounted to 3,701,602 euros in fixed compensation and attendance fees.

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

The table below presents the fixed amounts established in 2015 for membership to Telefónica’s Board of Directors, Executive Commission and Advisory or Control Committees and the attendance fees of the Advisory or Control Committees:

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

Individual breakdown

Appendix II provides a detail by individual, by compensation item, of the compensation and benefits paid by Telefónica, S.A. and other companies of the Telefónica Group to members of the Company’s Board of Directors and Senior Executives in 2015.

Note 22. Finance leases

The main finance leases at the Telefónica Group are as follows:

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

This agreement includes the transfer of these assets and rights to Colombia Telecomunicaciones, S.A. ESP once the last installment of the consideration has been paid in line with the payment schedule:

Millions of euros	Present value	Revaluation	Pending payment
Within one year	138	8	146
From one to five years	451	178	629
More than five years	587	1,000	1,587
Total	1,176	1,186	2,362

The net amount of property, plant and equipment recorded under the terms of this lease was 178 million euros at December 31, 2015.

b) Future minimum lease payment commitments in relation to finance leases at Telefónica Germany companies

The payment schedule of finance leases of Telefónica Germany at December 31, 2015, is as follows:

Millions of euros	Present value	Revaluation	Pending payment
Within one year	180	3	183
From one to five years	32	1	33
More than five years	−	−	−
Total	212	4	216

At December 31, 2015 there are net assets under finance lease agreements amounting to 224 million euros were recognized under property, plant and equipment.

Additionally, the company acts as a lessor in financial leases related to those described above. The minimum lease payment receivables are scheduled as follows:

Millions of euros	Present value	Revaluation	Pending receivables
Within one year	222	2	224
From one to five years	94	−	94
More than five years	−	−	−
Total	316	2	318
Accumulated allowance	(31)
Total after accumulated allowance	285

Note 23. Discontinued operations

As detailed in Note 21.b, Telefónica, S.A. reached an agreement with Hutchison for the acquisition of Telefónica’s operations in United Kingdom. At the date of authorization for issue of these consolidated financial statements Telefónica owns 100% of the shares of the companies under the scope of the sale agreement.

These companies have been classified as a disposal group held for sale and its operations qualified as discontinued operations (see Note 2).

The following table provides additional information on our discontinued operations:

Millions of euros	2015	2014	2013
Revenues	7,697	6,919	6,514
Other income	170	187	202
Supplies	(3,636)	(3,431)	(3,283)
Personnel expenses	(549)	(477)	(549)
Other expenses	(1,857)	(1,463)	(1,284)
Depreciation and amortization	(300)	(1,118)	(1,011)
OPERATING INCOME	1,525	617	589
Share of loss of investments accounted for by the equity method	(5)	(12)	(13)
Net financial expense	(28)	(43)	(24)
PROFIT BEFORE TAX FROM DISCONTINUED OPERATIONS	1,492	562	552
Corporate income tax	1,090	(123)	(110)
PROFIT AFTER TAX FROM DISCONTINUED OPERATIONS	2,582	439	442

In 2015 the Group recognized, with a balancing entry in “Profit after tax from discontinued operations”, a deferred tax asset amounting to 1,789 million euros (see Note 17) resulting from the estimated difference in Telefónica, S.A. between the tax value and the agreed value in the sale of Telefónica’s operations in the United Kingdom, which are expected to materialize in a foreseeable future when the sale is executed. In accordance with IAS 12, a deferred tax asset shall be recognised for deductible temporary differences arising from subsidiaries to the extent that they will reverse in the foreseeable future and can be utilised. Being the sale of the Telefónica’s operations in United Kingdom highly probable, the Group understands that the tax loss will be materialized at the time of the sale (foreseeable future) and, at the same time, estimates that it will be utilised in the future (see Note 17). This impact was reduced by the amount corresponding to the tax amortization of goodwill generated in 2006 in the acquisition of the companies involved in the sale agreement and deducted until December 31, 2015, pending the final resolution in the European and Spanish courts on considering this incentive as State aid and / or deduction, amounting to 377 million euros (see Note 17).

“Other expenses” line in the above table includes the adjustment of the goodwill of Telefónica Digital Inc. amounting to 104 million euros (see Note 7).

The detail of the cash flow from discontinued operations is as follows:

Millions of euros	2015	2014	2013
Net cash flow provided by operating activities from discontinued operations	1,784	1,314	1,437
Net cash flow used in investing activities from discontinued operations	(1,166)	(892)	(1,296)
Net cash flow used in financing activities from discontinued operations	-	-	18
NET CASH FLOW FROM DISCONTINUED OPERATIONS	618	422	159

The detail of assets held for sale and associated liabilities, related to the sale agreement of Telefónica United Kingdom, is shown below:

Millions of euros	12/31/2015
Non current assets	12,863
Intangible assets	2,917
Goodwill	5,621
Property, plant and equipment	3,918
Other non current assets	407
Current assets	2,118
Inventories	96
Trade and other receivables	1,924
Other current assets	82
Cash and cash equivalents	16
Non current liabilities	513
Deferred tax liabilities	414
Other non current liabilities	99
Current liabilities	3,410
Current trade and other payables	2,870
Other current liabilities	540

Assets held for sale and associated liabilities shown in the table above are presented after intercompany eliminations with the other companies of Telefónica Group. Among intercompany eliminations in the consolidation process, is meaningful the liquidity deposited in Telfisa Global, B.V. amounting to 530 million euros as of December 31, 2015, and the loan granted by Telfin Ireland, Ltd. to O2 UK amounting to 804 million euros that could be capitalized before the closing of the transaction.

The following table summarizes the accumulated amounts (net of income tax impact) included in other comprehensive income:

Millions of euros	12/31/2015
Gains on hedges	792
Translation differences	(1,435)
Actuarial losses and impact of limit on assets for defined benefit pension plans	(320)
Other gains recognized directly in equity	6

Completion of the transaction is subject to, among other conditions, the approval of the applicable regulatory authorities and the obtaining of waivers to some contractual provisions affected by the sale, including those related to network alliances, as well as change of control provisions under certain contractual arrangements with third parties. The sale and purchase agreement establishes that the conditions must be satisfied by no later than June 30, 2016, this date may be extended until September 30, 2016 in specified circumstances (see Note 21).

Note 24. Events after the reporting period

The following events regarding the Telefónica Group took place between December 31, 2015 and the date of authorization for issue of the accompanying consolidated financial statements:

Financing

On February 2, 2016, Telefónica Emisiones, S.A.U. redeemed 1,750 million euros of its notes, issued on February 2, 2006. The notes were guaranteed by Telefónica, S.A.

On February 3, 2016, Telefónica Emisiones, S.A.U. redeemed 802 million euros of its notes, issued on November 3, 2011 for an amount of 1,000 million euros. The notes were guaranteed by Telefónica, S.A.

On February 10, 2016, Telefónica del Perú, S.A.A. signed an amendment to its long-term credit facility arranged on October 12, 2015 modifying, mainly, the limit from 1,050 million Peruvian Nuevos Soles (equivalent to 283 million euros) to 780 million Peruvian Nuevos Soles (equivalent to 210 million euros).

On February 16, 2016, Telefónica Emisiones, S.A.U. redeemed 1,250 million U.S. dollars of its notes, issued on February 16, 2011. The notes were guaranteed by Telefónica, S.A.

Telefónica, S.A. agreed to execute their 12 months’ extension options on the 2,500 million euros syndicated credit facility dated February 19, 2015 up to 2021 and on the 3,000 million euros syndicated credit facility dated February 18, 2014 up to 2020. This arrangement entered into effect on February 19, 2016.

Agreements for the broadcasting of the Spanish National League Championship First Division and the Copa de S.M. el Rey, and of the “UEFA Champions League” and “UEFA Europa League” competitions

In January 2016, DTS, Distribuidora de Television Digital, S.A.U. (DTS) and Mediaproducción, S.L.U. (Mediapro) reached an agreement for the broadcasting of the thematic pay TV channel called “beIN Sports LaLiga” with contents of the Spanish National League Championship First Division and the Copa del S.M. el Rey, corresponding to the three seasons 2016/17, 2017/18 and 2018/19.

Also, DTS and Mediapro reached an agreement for the broadcasting of the thematic pay TV channel called “beIN Sports” containing, among others, matches of the “UEFA Champions League” and “UEFA Europa League” competitions corresponding to the three seasons 2015/16 (from January 12, 2016), 2016/17 and 2017/18.

The total value of the agreements relating to those channels amounts to a maximum of 2,400 million euros.

With this agreement, Movistar+ fulfills its commitment to provide to its entire customer base a comprehensive offer with all the best sports contents.

Creation of a global telecommunications infrastructures company

On February 10, 2016, Telefónica announced the creation of Telxius, a company which will bring together certain infrastructure assets of the Group, which will enable the management of the Telefónica Group’s infrastructure on a global scale with a more specialised and focused approach, with the aim of increasing the services provided to other operators, improving the return on capital invested and allowing Telxius to participate more actively in the growth opportunities that exist in the industry, including the possibility of incorporating third party assets.

Appendix I: Changes in the consolidation scope

2015

The Following changes in the corporate structure took place in 2015:

Telefónica Spain

On April 30, 2015, once obtained the necessary regulatory approval, Telefónica de Contenidos, S.A.U. purchased a 56% stake in Distribuidora de Televisión Digital, S.A. (DTS). DTS and its subsidiaries are incorporated in the consolidation perimeter of the Telefónica Group by the global integration method. Until April 30, 2015 the previous participation (44%) of Telefónica Group was registered by the equity method (see Note 5).

Telefónica Brazil

On May 28, 2015, after obtaining the pertinent regulatory approvals, the acquisition of 100% stake of Vivendi, S.A. Global Village Telecom, S.A. and its holding company GVT Participacoes S.A. (Collectively "GVT") was completed, as well as the issue of shares of Telefônica Brasil, S.A. to Vivendi, S.A. as partial payment of the purchase price allocation of GVT (see Note 5).

Subsequently, Vivendi S.A. exchanged 4.5% of Telefônica Brasil, for 8.2% of ordinary shares of Telecom Italia, S.p.A.

GVT and its subsidiaries were incorporated in the consolidation perimeter of the Telefónica Group by the global integration method.

On July 29, 2015 Telefónica signed an agreement with Vivendi, SA for the delivery of its own shares representing 0.95% of its share capital, in exchange for preferred shares of Telefônica Brasil S.A. representing approximately 3.5% of its share capital. The agreement, which was subjected to approval by the Brazilian competition authority (CADE), was finally executed on September 16, 2015.

Telefónica United Kingdom

On March 24, 2015 Telefónica reached a definitive agreement to sell its operations in the United Kingdom (O2 UK) to Hutchison (see Note 21).

The companies involved in the transaction have been registered as a disposal group held for sale and its operations classified as discontinued operations (see note 2 and 23).

Completion of the transaction is subject to, among other conditions, the approval of the European Commission and the obtainment of waivers to some contractual provisions affected by the sale, including those related to network alliances, as well as change of control provisions under certain contractual arrangements with third parties.

Telefónica Germany

Yourfone GmbH was sold to Drillisch on January 2, 2015. The Telefónica Germany Group generated a gain on the sale amounting to 15 million euros, registered in the consolidated results as “Other income”.

Other companies

After dissolution of Telco, S.p.A., the ordinary shares of Telecom Italia, S.p.A. held by the company (equivalent to 22.3% of equity), were assigned to shareholders, so that the new company called Telco TE, S.p.A. 100% owned by Telefónica received shares equivalent to 14.72% of the ordinary share capital of Telecom Italia (see Note 21.b). The new company owned by Telefónica, Telco TE, S.p.A. is incorporated into the scope of consolidation by the global integration method.

On July 16, 2015 the company O2 Worldwide Limited, owned 100% by Telefónica, S.A. was incorporated.

On July 29, 2015, the partial dissolution of Telefónica Gestión de Servicios Compartidos España, S.A. was approved by the transfer of 100% of the shares that it holds in the capital of the companies Telefónica Gestión Integral de Edificios, S.L.U, Tempotel Empresa de Trabajo Temporal, S.A.U, Telefónica Servicios Empresarais do Brasil, Ltda, Telefónica Servicios Compartidos Perú, S.A.C, Telefónica Gestión de Servicios Compartidos Argentina, S.A, Telefónica Gestión de Servicios Compartidos México, S.A de C.V, respectively by universal succession, in favor of the new company Telefónica Servicios Globales, S.L.U, 100% owned by Telefónica, S.A.

On November, 13, 2015, Telefónica Digital España, S.L acquired the 100% stake of the company Synergic Partners, S.L. The company was incorporated in Telefónica’s Group financial statements under the full consolidation method.

On December 21, 2015, the company Submarine Telecommunications, S.L. was incorporated, wholly owned by Telefónica América, S.A.

On December 23, 2015, the company Telefónica Innovación Alpha, S.L. was incorporated wholly owned by Telefónica, S.A.

On December 31, 2015, an agreement was concluded for the sale of the companies Telefónica Gestión de Servicios Compartidos España, S.A.U., Telefónica Gestión de Servicios Compartidos Argentina, S.A. and T-Gestiona Servicios Contables y Capital Humano, S.A.C. (see Note 21.b). This agreement is expected to be ratified by the parties at the closing of the transaction on March 1, 2016. As a result, assets and liabilities of these companies have been registered as a disposal group held in the consolidated statement of financial position at December 31, 2015.

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

Other companies

In June 2013 Telefónica reached an agreement to sell its entire stake in the share capital of Telefónica Ireland, Ltd. The transaction was completed on July 15, 2014, after authorization had been obtained from the competition authorities (see Note 2). Telefónica Ireland, Ltd. was deconsolidated as of July 1, 2014.

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

Appendix II: Board of Director’s and Senior Executives’ Compensation

TELEFÓNICA, S.A.

(Euros)

Director	Wage / Compen-sation[1]	Fixed payment[2]	Attendance fees[3]	Short term variable compen-sation[4]	Fixed payments Board Committees[5]	Other items[6]	Total
Mr. César Alierta Izuel	2,230,800	240,000	-	4,027,486	80,000	15,430	6,593,716
Mr. Isidro Fainé Casas	-	200,000	-	-	80,000	10,000	290,000
Mr. José María Abril Pérez	-	200,000	4,000	-	91,200	-	295,200
Mr. Julio Linares López	-	200,000	31,000	-	44,800	-	275,800
Mr. José María Alvarez-Pallete López	1,923,100	-	-	3,471,965	-	5,795	5,400,860
Mr. Fernando de Almansa Moreno-Barreda	-	120,000	19,000	-	33,600	9,000	181,600
Ms. Eva Castillo Sanz[8]	-	110,000	16,000	-	30,800	-	156,800
Mr. Carlos Colomer Casellas	-	120,000	30,000	-	147,200	10,000	307,200
Mr. Peter Erskine	-	120,000	24,000	-	124,800	-	268,800
Mr. Santiago Fernández Valbuena	-	-	-	-	-	-	-
Mr. Alfonso Ferrari Herrero	-	120,000	46,000	-	158,400	9,000	333,400
Mr. Luiz Fernando Furlán	-	120,000	-	-	-	-	120,000
Mr. Gonzalo Hinojosa Fernández de Angulo	-	120,000	46,000	-	158,400	9,000	333,400
Mr. Pablo Isla Álvarez de Tejera	-	120,000	-	-	11,200	-	131,200
Mr. Antonio Massanell Lavilla	-	120,000	21,000	-	56,000	11,000	208,000
Mr. Ignacio Moreno Martínez	-	120,000	17,000	-	33,600	-	170,600
Mr. Javier de Paz Mancho	-	120,000	14,000	-	113,600	5,333	252,933
Mr. Wang Xiaochu[7]	-	30,000	-	-	-	-	30,000

1 Wage: Non-variable compensation accrued by the Director for discharging executive duties.

2 Fixed Payment: Cash compensation with a predefined payment frequency, accruable or not over time and accrued by the Director for membership to the Board of Directors, irrespective of effective attendance by the Director at Board Meetings.

3 Attendance fees: Amounts payable for attendance to meetings of the Advisory or Control Committees.

4 Short-term variable compensation (bonus): Variable amount linked to the performance or achievement of individual or group objectives (quantitative or qualitative) for a period equal to or up to a year, corresponding to 2014 and paid in 2015. Concerning the bonus referred to 2015, to be paid during 2016, the Executive Directors will perceive the following amounts: Mr. César Alierta Izuel, 4,015,440 euros and Mr. José María Álvarez-Pallete López, 3,461,580 euros.

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

7. Mr. Wang Xiaochu was appointed member of the Board of Directors of Telefónica, S.A, replacing Mr. Chang Xiaobing, on September 30, 2015, date from which he perceives his remuneration. Mr. Chang Xiaobing received 90,000 euros as wage/compensation until that moment.

8. On February 26, 2014, Ms. Eva Castillo Sanz ceased to hold office as Chair of Telefónica Europe, although she continued to fulfill duties at the Telefónica Group other than those inherent in her capacity as Director through December 31, 2014. After that date, Ms. Eva Castillo Sanz stopped performing any duties other than those inherent in her capacity as Director, and received 2,405,000 euros in January 2015 as compensation for the aforementioned termination, and the sum of 862,475 euros in settlement of her participation in the “Performance & Investment Plan” (equal to the value of the Telefónica, S.A. shares to which she was entitled for participating in such plan), for the two cycles covering 2012-2015 and 2013-2016.Likewise, Ms. Castillo perceived a variable compensation, corresponding to 2014, of 1,200,000 euros.

In addition, to detail the amounts included in the preceding table, the following table presents the specific compensation paid to Directors of Telefónica for membership of the various Advisory or Control Committees in 2015, including both fixed payments and fees for attending meetings:

TELEFÓNICA, S.A. ADVISORY OR CONTROL COMMITEES

(Euros)

Director	Audit and Control	Nomination, Compensation and Corporate Governance	Regulation	Service Quality and Customer Service	Innovation	Strategy	Institu-tional Affairs	TOTAL 2015
Mr. César Alierta Izuel	-	-	-	-	-	-	-	-
Mr. Isidro Fainé Casas	-	-	-	-	-	-	-	-
Mr. José María Abril Pérez	-	-	-	-	15,200	-	-	15,200
Mr. Julio Linares López	-	-	-	-	21,200	21,200	33,400	75,800
Mr. José María Álvarez-Pallete López	-	-	-	-	-	-	-	-
Mr. José Fernando de Almansa Moreno-Barreda	-	-	15,200	-	-	18,200	19,200	52,600
Ms. Eva Castillo Sanz	-	-	14,267	13,267	-	19,267	-	46,801
Mr. Carlos Colomer Casellas	33,400	17,200	-	13,200	33,400	-	-	97,200
Mr. Peter Erskine	-	18,200	-	-	18,200	32,400	-	68,800
Mr. Santiago Fernández Valbuena	-	-	-	-	-	-	-	-
Mr. Alfonso Ferrari Herrero	20,200	32,400	16,200	14,200	-	22,200	19,200	124,400
Mr. Luiz Fernando Furlán	-	-	-	-	-	-	-	-
Mr. Gonzalo Hinojosa Fernández de Angulo	21,200	21,200	27,400	14,200	-	21,200	19,200	124,400
Mr. Pablo Isla Álvarez de Tejera	-	11,200	-	-	-	-	-	11,200
Mr. Antonio Massanell Lavilla	20,200	-	-	26,400	13,200	-	17,200	77,000
Mr. Ignacio Moreno Martínez	22,200	-	15,200	13,200	-	-	-	50,600
Mr. Francisco Javier de Paz Mancho	-	-	14,200	13,200	-	-	20,200	47,600
Mr. Wang Xiaochu	-	-	-	-	-	-	-	-

On the other hand, the following table presents an individual breakdown of the amounts received from Telefónica Group companies other than Telefónica, S.A., by Company’s Directors for discharging executive duties or for membership of the companies’ governing bodies and/or Advisory Boards of such companies:

OTHER TELEFÓNICA GROUP COMPANIES

(Euros)

Director	Wage / Compen-sation[1]	Fixed payment[2]	Attendance fees[3]	Short term variable compen-sation[4]	Fixed payments Board Committees[5]	Other items[6]	Total
Mr. César Alierta Izuel	-	-	-	-	-	-	-
Mr. Isidro Fainé Casas	-	-	-	-	-	-	-
Mr. José María Abril Pérez	-	-	-	-	-	-	-
Mr. Julio Linares López	-	-	-	-	-	240,000	240,000
Mr. José María Álvarez-Pallete López	-	-	-	-	-	-	-
Mr. José Fernando de Almansa Moreno-Barreda	-	138,904	-	-	-	120,000	258,904
Ms. Eva Castillo Sanz	-	-	-	-	-	60,000	60,000
Mr. Carlos Colomer Casellas	-	-	-	-	-	-	-
Mr. Peter Erskine	-	-	-	-	-	-	-
Mr. Santiago Fernández Valbuena (*)	1,007,668	-	-	1,212,857	-	196,632	2,417,157
Mr. Alfonso Ferrari Herrero	-	75,927	-	-	-	120,000	195,927
Mr. Luiz Fernando Furlán	-	86,544	-	-	-	90,000	176,544
Mr. Gonzalo Hinojosa Fernández de Angulo	-	26,187	-	-	-	120,000	146,187
Mr. Pablo Isla Álvarez de Tejera	-	-	-	-	-	-	-
Mr. Antonio Massanell Lavilla	-	-	-	-	-	-	-
Mr. Ignacio Moreno Martínez	-	-	-	-	-	-	-
Mr. Francisco Javier de Paz Mancho	-	127,123	-	-	-	120,000	247,123
Mr. Wang Xiaochu	-	-	-	-	-	-	-

1 Wage: Non-variable compensation accrued by the Director for discharging executive duties of any Telefónica Group company.

2 Fixed Payment: Cash compensation with a predefined payment frequency, accruable or not over time and accrued by the Director for membership to the Board of Directors, irrespective of affective attendance by the Director at Board Meetings of any Telefónica Group company.

It is hereby stated that Ms. Eva Castillo has earned an amount of 60,000 euros in fiscal year 2015, derived from her performace at Supervisory Board of Telefónica Deutschland Holding, A.G. At the time of preparing this document, the amount has not been paid.

3 Attendance fees: Amounts payable for attendance to meetings of the Board of Directors or similar bodies of any Telefónica Group company.

4 Short-term variable compensation (bonus): Variable amount linked to the performance or achievement of individual or group objectives (quantitative or qualitative) for a period equal to or up to a year, corresponding to 2014 and paid in 2015. Concerning the bonus referred to 2015, the amount that will be perceived by the Executive Director Mr. Santiago Fernández Valbuena is 1,209,203 euros.

5 Fixed Payment Board Committees: Cash compensation with a predefined payment frequency, accruable or not over time and accrued by the Director for membership to the Executive Committee or Advisory or Control Committees of Telefónica Group companies, irrespective of effective attendance to meetings of said Committees.

6 Other items: Includes, inter alia, amounts paid for membership of Regional and Business Advisory Committees (Spain y Latam) and other “in- kind compensation” (such as general medical insurance and dental coverage and vehicle), paid by any Telefónica Group Company.

(*) It is hereby stated for the record that Executive Director Mr. Santiago Fernández Valbuena collects his remuneration in Brazilian reais, and accordingly, the stated amount of his remuneration may vary, depending on the exchange rate applicable at any particular time.

Furthermore, as explained in the Compensation policy section, Executive Directors receive a series of employee benefits. The following table presents a breakdown of contributions made in 2015 by the Company to long-term savings schemes (Pension Plans and Pension Plan for Senior Executives):

LONG-TERM SAVINGS SCHEMES

(Euros)

Director	2015 Contributions
Mr. César Alierta Izuel	100,609
Mr. José María Álvarez-Pallete López	673,085
Mr. Santiago Fernández Valbuena	485,302

The following table presents a breakdown of the long-term savings schemes, comprising contributions to Pension Plans, the Pension Plan and Unit link insurance:

(Euros)

Director	Contributions to Pension Plans	Contributions to Benefits Plan[1]	Contributions to Unit link - Pension Plan
Mr. César Alierta Izuel	5,377	-	95,232
Mr. José María Álvarez-Pallete López	6,060	540,968	126,057
Mr. Santiago Fernández Valbuena	99,908	385,394	-

1 Contributions to the Pension Plan for Executives set up in 2006, funded exclusively by the Company to complement the existing Pension Plan. It entails defined contributions equivalent to a certain percentage of the Director´s fixed remuneration in accordance with their professional category within the Telefónica Group´s organization. Furthermore, from February 2015, the Chairman is the beneficiary of a Benefits Plan (Plan de Previsión Social), managed by the Banco Sabadell (“BS Plan Jubilación Colectivo”) the receipt of which would take place in the circumstances set out in the PPSD.

It is hereby stated for the record that financial and fiscal limits to the contributions to the Pensions Plans have been lowered in 2015 by the applicable law, so it has been contracted a Unit link collective insurance, in which all surpluses derived for the application of the alleged limits over the contributions to Pension Plans are applied.

The Unit link insurance, contracted with the insurance company Seguros de Vida y Pensiones Antares, S.A, covers the same contingencies as the “Pension Plans” and the same cases of exceptional liquidity in event of severe illness or long-term unemployment.

Life insurance premiums paid in 2015 are as follows:

LIFE INSURANCE PREMIUMS

(Euros)

Director	Life insurance premiums
Mr. César Alierta Izuel	74,271
Mr. José María Álvarez-Pallete López	15,286
Mr. Santiago Fernández Valbuena	6,887

Regarding share-based payment plans (those exclusively for Executive Directors), there were two long-term variable compensation plans in place in 2015:

1.- The first Plan is the so-called “Performance & Investment Plan“ (“PIP”), approved at the General Shareholders’ Meeting of May 18, 2011 whose first phase began in 2011 and ended in July 2014, second phase began in 2012 and ended in July 2015, and third phase began in 2013 and will end in July 2016.

It is hereby stated that, regarding the second phase of this Plan (2012-2015) implemented in 2015, in accordance with the TSR target achieved by the shares of Telefónica, S.A. in comparison to the TSR target achieved by the companies integrating the “DJ Sector Titans Telecoms index”, the applicable coefficient to shares assigned to beneficiaries was 77%.

The number of shares to be perceived by the Directors of Telefónica for discharging executive duties in second phase (2012–2015) is as follows:

FIRST PIP- Second phase / 2012-2015

Directors	Number of theoretical shares assigned (without co-investment)	Maximum number of shares assigned (1)	Number of shares delivered in the second phase (2)
Mr. César Alierta Izuel	324,417	506,901	312,251
Mr. José María Álvarez-Pallete López	188,131	293,955	181,076
Mr. Santiago Fernández Valbuena	103,223	161,287	99,352
Mr. Julio Linares López(*)	13,878	21,686	13,358

(*) The number of shares assigned to Mr. Linares was calculated in proportion to the time he discharged executive duties as Chief Operating Officer –COO- (from July 1, 2012 to September 17, 2012) during the second phase of the Plan.

(1) Maximum number of shares assigned if the co-investment requirement and maximum target TSR are met

(2) Number of shares effectively delivered after application of the corresponding coefficient (77%) for meeting TSR target.

The number of shares assigned (without co-investment) to the Directors of Telefónica for discharging executive duties in third phase (2013 – 2016), and the maximum number of shares assigned, if “co-investment” requirement set by the alleged Plan and TSR target established for each phase are met, is as follows:

FIRST PIP- Third phase / 2013-2016

Directors	Number of theoretical shares assigned (without co-investment)	Maximum number of shares assigned (*)
Mr. César Alierta Izuel	324,000	506,250
Mr. José María Álvarez-Pallete López	192,000	300,000
Mr. Santiago Fernández Valbuena	104,000	162,500
(*) Maximum number of shares assigned if the co-investment requirement and maximum target TSR are met.

2.- The second Plan, called as well “Performance & Investment Plan“ (“PIP”), approved at the General Shareholders’ Meeting of May 30, 2014 whose first phase began in 2014 and will end in October 2017, second phase began in 2015 and will end in October 2018, and third phase will begin 2016 and will end in October 2019.

It is hereby stated that the number of shares assigned (without co-investment) and the maximum number of theoretical shares assigned to the Directors of Telefónica for discharging executive duties in each phase, if the co-investment requirement established in the second Plan and the maximum target TSR are met, is as follows:

SECOND PIP- First phase / 2014-2017

Directors	Number of theoretical shares assigned (without co-investment)	Maximum number of shares (*)
Mr. César Alierta Izuel	324,000	506,250
Mr. José María Álvarez-Pallete López	192,000	300,000
Mr. Santiago Fernández Valbuena	104,000	162,500

(*) Maximum number of shares assigned if the co-investment requirement and maximum target TSR would have been met

SECOND PIP- Second phase / 2015-2018

Directors	Number of theoretical shares assigned (without co-investment)	Maximum number of shares (*)
Mr. César Alierta Izuel	324,000	506,250
Mr. José María Álvarez-Pallete López	192,000	300,000

(*) Maximum number of shares assigned if the co-investment requirement and maximum target TSR are met

3.- The second issue of the share incentive purchase plan of Telefónica, S.A. (2015-2017) addressed to all employees of the Group worldwide (including executives and Executives Directors), the "Global Employee Share Plan" ("GESP"), was approved at the Company’s General Shareholders’ Meeting of May 30, 2014.

This plan is aimed to reinforce Telefónica’s status as a global employer, with a common remuneration culture throughout the Company, to encourage all Group employees to take an equity interest, and to motivate employees and boost their loyalty.

Under this plan, employees are offered the possibility of acquiring Telefónica, S.A. shares, for a period of up to 12 months (the acquisition period), with this company assuming the obligation of giving participants a certain number of shares free of charge. The maximum sum each employee can assign to this plan is 1,800 euros, while the minimum is 300 euros. Employees who remain at the Telefónica Group and retain their shares for an additional year after the acquisition period (the consolidation period) will be entitled to receive one free share per share acquired and retained until the end of the consolidation period.

The three Executive Directors of Telefónica have decided to take part in this Plan contributing the maximum (i.e. 150 euros a month, over 12 months), and have acquired a total of 176 shares at December 31, 2015 (being entitled to freely received an equivalent number of shares, provided that the shares received have been retained during consolidation period (twelve months after finishing the purchasing period)).

It should be noted that the external Directors do not receive and did not receive in 2015 any compensation in the form of pensions or life insurance, nor do they participate in the share-based payment plans linked to Telefónica’s share price (except as indicated for Mr. Linares in the above tables).

In addition, the Company does not grant and did not grant in 2015 any advances, loans or credits to the Directors, or to its top executives, thus complying with the requirements of the U.S.A. Sarbanes-Oxley Act, which is applicable to Telefónica as a listed company in that market.

Senior executives’ compensation

Meanwhile, the Executives considered as Senior Executives[1] of the Company in 2015, excluding those that are also members of the Board of Directors, have received a total amount of 9,982,840 euros in 2015.

In addition, regarding to long-term savings schemes, the contributions by the Telefónica Group in 2015 with respect to the Benefits Plan for Senior Executives described in Note on “Revenue and Expenses” for these Executives amounted to 1,302,755 euros, contribution to the Pension Plan amounted to 88,400 euros and contribution to the Unit Link- Pension Plans surpluses amounted to 143,119 euros.

Furthermore, in-kind compensation (including life and other insurance premiums such us general medical and dental insurance and the vehicle) amounted to 118,762 euros.

Also, regarding the first “Performance and Investment Plan” (“PIP”) composed of three phases (2011-2014; 2012-2015; 2013-2016) approved at the General Shareholders’ Meeting of May 18, 2011, it is hereby stated that the second phase (2012-2015) was implemented in 2015, and pursuant to the general terms for the delivery of shares, 286,347 shares were effectively delivered after application of the corresponding coefficient for meeting TSR target to the Senior Executives of the top management of the Company, although the number of theoretical shares assigned (without co-investment) and the maximum number of shares assigned* was 294,136 and 456,300 respectively.

It is hereby stated that the number of shares assigned (without co-investment) at the beginning of the third phase (2013-2016) to the Executives, and the maximum number of shares assigned* is 322,520 and 500,650, respectively.

Regarding the second “Performance and Investment Plan” (“PIP”) composed of three phases (2014-2017; 2015-2018; 2016-2019) approved at the General Shareholders’ Meeting of May 30, 2014, the number of shares assigned (without co-investment) at the beginning of the phase to the Senior Executives of the Company in the first phase (2014-2017) and the maximum number of shares assigned* is 356,624 shares and 553,280 shares, respectively. In the second phase (2015-2018), it is equally, 356,624 shares and 553,280 shares,

Finally, regarding the “Global Employee Share Plan” (“GESP”) (2015-2017), approved by the General Shareholders’ Meeting of May 30, 2014, it should be noted that all the Senior Executives have decided to take part contributing the maximum (i.e. 150 euros a month, over 12 months). At December 31, 2015, they have acquired a total of 315 shares (being entitled to freely received an equivalent number of shares, provided that the shares received have been keep during consolidation period (twelve months after finishing the purchasing period)).

* Maximum number of shares to be received if the co-investment requirement and maximum target TSR are met.

1 For these purposes, Senior Executives are understood to be individuals who perform senior management functions reporting directly to the management bodies, or their executive committees or CEOs. Additionally, the person in charge of the internal audit is included.

Appendix III: Debentures and bonds

The detail and key features of outstanding debentures and bonds at December 31, 2015 are as follows (in millions of euros):

Total Telefónica and its instrumental companies
			Maturity (nominal)
Debentures and bonds	Currency	% Interest rate	2016	2017	2018	2019	2020	Subsequent years	Total
Exchangeable Bond	EUR	6.000%	−	750	−	−	−	−	750
Telefónica, S.A.			−	750	−	−	−	−	750
T. EUROPE BV SEP_00 BOND GLOBAL D	USD	8.250%	−	−	−	−	−	1,148	1,148
TEBV FEB_03 EMTN FIXED TRANCHE B	EUR	5.875%	−	−	−	−	−	500	500
Telefónica Europe, B.V.			−	−	−	−	−	1,648	1,648
EMTN O2 EUR	EUR	4.375%	1,750	−	−	−	−	−	1,750
EMTN O2 GBP	GBP	5.375%	−	−	1,022	−	−	−	1,022
EMTN O2 GBP	GBP	5.375%	−	−	−	−	−	681	681
TELEF EMISIONES JUNE 06 TRANCHE C	USD	6.421%	1,148	−	−	−	−	−	1,148
TELEF EMISIONES JUNE 06 TRANCHE D	USD	7.045%	−	−	−	−	−	1,837	1,837
TELEF EMISIONES JUNE 14	USD	USDL3M+0.65%	−	459	−	−	−	−	459
TELEF EMISIONES JANUARY 07 A	EUR	1 x EURIBOR6M + 0.83000%	−	−	−	−	−	55	55
TELEF EMISIONES JANUARY 07 B	EUR	1 x EURIBOR3M + 0.70000%	−	−	24	−	−	−	24
TELEF EMISIONES MARCH 2014	EUR	1 x EURIBOR3M + 0.650000%	200	−	−	−	−	−	200
TELEF EMISIONES APRIL 2014	EUR	1 x EURIBOR3M + 0.75000%	−	200	−	−	−	−	200
TELEF EMISIONES JULY C 07	USD	6.221%	−	643	−	−	−	−	643
TELEF EMISIONES MAY 2014	EUR	2.242%	−	−	−	−	−	1,250	1,250
TELEF EMISIONES APRIL 2016	EUR	5.496%	1,000	−	−	−	−	−	1,000
TELEF EMISIONES 3 APRIL 2016	EUR	5.496%	500	−	−	−	−	−	500
TELEF EMISIONES JULY 15, 2019	USD	5.877%	−	−	−	919	−	−	919
TELEF EMISIONES NOVEMBER 11, 2019	EUR	4.693%	−	−	−	1,750	−	−	1,750
EMTN GBP 12/09/2022 650 GBP	GBP	5.289%	−	−	−	−	−	886	886
TELEF EMISIONES JUNE 2014	EUR	1 x EURIBOR3M +0.75%	−	100	−	−	−	−	100
TELE EMISIONES APRIL 3 2010	USD	5.134%	−	−	−	−	1,286	−	1,286
TELEF EMISIONES SEPTEMBER 2010	EUR	3.661%	−	1,000	−	−	−	−	1,000
EMTN GBP 10/08/2029 400 GBP	GBP	5.445%	−	−	−	−	−	545	545
TELEF EMISIONES FEBRUARY 2011	EUR	4.750%	−	1,200	−	−	−	−	1,200
TELEF EMISIONES FEBRUARY 2011	USD	3.992%	1,148	−	−	−	−	−	1,148
TELEF EMISIONES FEBRUARY 2011	USD	5.462%	−	−	−	−	−	1,378	1,378
TELEF EMISIONES MARCH 2011	EUR	4.750%	−	100	−	−	−	−	100

TELEF EMISIONES NOVEMBER 2011	EUR	4.967%	802	−	−	−	−	−	802
TELEF EMISIONES NOVEMBER 2011	JPY	2.829%	53	−	−	−	−	−	53
TELEF. EMISIONES FEBRUARY 2012	EUR	4.750%	−	120	−	−	−	−	120
TELEF. EMISIONES FEBRUARY 2012	EUR	4.797%	−	−	1,500	−	−	−	1,500
TELEF. EMISIONES FEBRUARY 2012	GBP	5.597%	−	−	−	−	954	−	954
TELEF. EMISIONES MARCH 2012	CZK	3.934%	−	46	−	−	−	−	46
TELEF. EMISIONES JUNE 2013	JPY	4.250%	−	−	76	−	−	−	76
TELEF. EMISIONES SEPTEMBER 2012	EUR	5.811%	−	1,000	−	−	−	−	1,000
TELEF. EMISIONES OCTOBER 2012	EUR	4.710%	−	−	−	−	1,200	−	1,200
TELEF. EMISIONES DECEMBER 2012	CHF	2.718%	−	−	231	−	−	−	231
TELEF. EMISIONES DECEMBER 2012	CHF	3.450%	−	−	−	−	−	138	138
TELEF EMISIONES JANUARY 2013	EUR	3.987%	−	−	−	−	−	1,500	1,500
TELEF. EMISIONES MARCH 2013	EUR	3.961%	−	−	−	−	−	1,000	1,000
TELEF EMISIONES APRIL 2013	USD	3.192%	−	−	1,148	−	−	−	1,148
TELEF EMISIONES APRIL 2013	USD	4.570%	−	−	−	−	−	689	689
TELEF. EMISIONES MAY 2013	EUR	2.736%	−	−	−	750	−	−	750
TELEF. EMISIONES OCT 2014	EUR	2.932%	−	−	−	−	−	800	800
TELEF. EMISIONES OCT 2013	CHF	2.595%	−	−	−	−	208	−	208
TELEF. EMISIONES JUNE 2015	EUR	1 x EURIBOR3M +0.33%	−	300	−	−	−	−	300
TELEF. EMISIONES DECEMBER 2015	EUR	1 x EURIBOR3M +0.53%	−	100	−	−	−	−	100
TELEF. EMISIONES JULY 2015	EUR	1 x EURIBOR6M +0.83%	−	−	−	−	−	67	67
TELEF. EMISIONES SEPTEMBER 2015	EUR	1.477%	−	−	−	−	−	1,000	1,000
Telefónica Emisiones, S.A.U.			6,601	5,268	4,001	3,419	3,648	11,826	34,763
Exchangeable Bond	EUR	4.900%	72	71	−	−	−	−	143
Telefónica Participaciones			72	71	−	−	−	−	143
Total Telefónica, S.A. and its instrumental companies			6,673	6,089	4,001	3,419	3,648	13,474	37,304

Foreign operators
			Maturity
Debentures and bonds	Currency	% Interest rate	2016	2017	2018	2019	2020	Subsequent years	Total
Bond F	UF	6.000%	1	−	−	−	−	−	1
Bond Q	CLP	5.750%	−	−	−	61	−	−	61
USD Bond	USD	3.875%	−	−	−	−	−	459	459
Telefónica Chile, S.A.			1	−	−	61	−	459	521
Bono C	CLP	6.300%	85	−	−	−	−	−	85
Bono D	UF	3.600%	66	−	−	−	−	−	66
Bono F	UF	3.600%	−	−	−	−	−	99	99
Bono G	UF	2.200%	−	−	−	−	66	−	66
Bono I	UF	1.950%	−	−	−	−	66	−	66
Telefónica Móviles Chile, S.A.			151	−	−	−	132	99	382
T. Finanzas Mex 0710 FIX	MXN	8.070%	−	−	−	−	−	107	107
Telefónica Finanzas México, S.A.			−	−	−	−	−	107	107
Bond T. Peru 5th Program (31th Series A)	N. SOL	7.500%	6	−	−	−	−	−	6
Bond T. Peru 4th Program (45th Series A)	USD	6.688%	20	−	−	−	−	−	20
Senior Notes T. Perú	N. SOL	8.000%	34	−	−	−	−	−	34
Bond T. Peru 5th Program (33rd Series A)	N. SOL	6.813%	−	16	−	−	−	−	16
Bond T. Peru 5th Program (29th Series A)	N. SOL	6.188%	16	−	−	−	−	−	16
Bond T. Peru 4th Program (19th Series A)	N. SOL	VAC + 3.6250%	−	−	−	−	−	21	21
Bond T. Peru 4th Program (36th Series A)	N. SOL	VAC + 3.6875%	−	53	−	−	−	−	53
Bond T. Peru 4th Program (12th Series A)	N. SOL	VAC + 3.6875%	−	−	−	21	−	−	21
Bond T. Peru 4th Program (36th Series B)	N. SOL	VAC + 3.3750%	−	−	17	−	−	−	17
Bond T. Peru 4th Program (19th Series B)	N. SOL	VAC + 2.8750%	−	−	−	−	−	17	17
Bond T. Peru 4th Program (37th Series A)	N. SOL	VAC + 3.1250%	−	−	−	−	−	16	16
Bond T. Peru 4th Program (19th Series C)	N. SOL	VAC + 3.1875%	−	−	−	−	−	7	7
Bond T. Peru 5th Program (22nd Series Aa)	N. SOL	VAC + 3.5000%	−	8	−	−	−	−	8
Bond T. Peru 5th Program (22nd Series Ab)	N. SOL	VAC + 3.5000%	−	−	−	4	−	−	4
Bond T. Peru 5th Program (22nd Series Ac)	N. SOL	VAC + 3.5000%	−	−	−	−	−	8	8
Bond T.M.Peru 2nd Program (11th Series A)	N. SOL	7.750%	−	19	−	−	−	−	19
Bond T.M.Peru 2nd Program (9th Series A)	N. SOL	6.813%	16	−	−	−	−	−	16
Bond T.M.Peru 2nd Program (9th Series B)	N. SOL	6.375%	13	−	−	−	−	−	13
Bond T.M.Peru 2nd Program (11th Series B)	N. SOL	7.375%	−	−	16	−	−	−	16
Bond T.M.Peru 2nd Program (27th Series A)	N. SOL	5.530%	−	−	−	13	−	−	13
Telefónica del Perú, S.A.			105	96	33	38	−	69	341
Nonconvertible bonds	BRL	1.0 XCDI + 0.75%	−	470	−	−	−	−	470
Nonconvertible bonds	BRL	1.0 XCDI + 0.68%	−	−	306	−	−	−	306

Nonconvertible bonds	BRL	IPCA + 4%	−	−	−	8	−	−	8
Convertible bonds ( Telemig) I	BRL	IPCA + 0.5%	−	−	1	−	1	1	3
Convertible bonds ( Telemig) II	BRL	IPCA + 0.5%	−	−	2	6	−	−	8
Convertible bonds ( Telemig) III	BRL	IPCA + 0.5%	−	−	3	−	3	6	12
Telefônica Brasil, S.A.			−	470	312	14	4	7	807
BOND R144-A	USD	5.375%	−	−	−	−	−	689	689
Colombia Telecomunicaciones, S.A, ESP			−	−	−	−	−	689	689
Bond	EUR	1.875%	−	−	600	−	−	−	600
Bond	EUR	2.375%	−	−	−	−	−	500	500
O2 Telefónica Deutschland Finanzierungs, GmbH			−	−	600	−	−	500	1,100
Total Outstanding Debentures and Bonds Foreign operators			107	718	944	113	138	1,928	3,948
Total Outstanding Debentures and Bonds			6,780	6,807	4,945	3,532	3,786	15,402	41,252

The main debentures and bonds issued by the Group in 2015 are as follows:

			Nominal (millions)
Item	Date	Maturity Date	Currency	Euros	Currency of issuance	Coupon
Telefónica Emisiones, S.A.U.
Bono EMTN	06/18/15	06/19/17	300	300	EUR	Euribor 3M+0.33%
	09/14/15	09/14/21	1,000	1,000	EUR	1.477%
	12/11/15	12/11/17	100	100	EUR	Euribor 3M+0.53%

Appendix IV: Financial instruments

The detail of the type of financial instruments arranged by the Group (notional amount) by currency and interest rates at December 31, 2015 is as follows:

								Fair value
Millions of Euros	2016	2017	2018	2019	2020	Subsequent years	Notional	Underlying debt	Associated derivatives	TOTAL
Euro	1,251	6,542	4,701	4,768	5,159	11,603	34,024	27,431	7,491	34,922
Floating rate	4,442	3,046	1,753	1,686	563	5,879	17,369	4,738	12,680	17,418
Spread	0.16%	0.32%	0.29%	(0.15)%	0.18%	(0.09)%	0.1%	−	−	−
Fixed rate	(3,191)	3,496	2,948	2,207	4,596	5,724	15,780	21,818	(5,189)	16,629
Interest rate	(4.94)%	6.54%	4.67%	5.15%	4.09%	3.41%	6%	−	−	−
Rate cap	−	−	−	875	−	−	875	875	−	875
Other european currencies
Instruments in CZK	(47)	46	−	−	−	1	−	48	(43)	5
Floating rate	235	148	−	−	−	−	383	−	384	384
Spread	−	−	−	−	−	−	−	−	−	−
Fixed rate	(282)	(102)	−	−	−	1	(383)	48	(427)	(379)
Interest rate	(2.55)%	(1.79)%	−	−	−	−	(2.35)%	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in GBP	4,549	−	1,022	(341)	(544)	2,111	6,797	4,210	2,778	6,988
Floating rate	(33)	75	715	(307)	(1,019)	1,479	910	2	933	935
Spread	(15.50)%	−	−	−	−	−	0.56%	−	−	−
Fixed rate	4,582	(75)	307	(34)	475	496	5,751	4,072	1,845	5,917
Interest rate	1.34%	2.40%	14.37%	2.25%	7.36%	11.11%	3.44%	−	−	−
Rate cap	−	−	−	−	−	136	136	136	−	136
Instruments in CHF	−	−	−	−	−	−	−	669	(669)	−
Floating rate	−	−	−	−	−	−	−	−	(4)	(4)
Spread	−	−	−	−	−	−	−	−	−	−
Fixed rate	−	−	−	−	−	−	−	669	(665)	4
Interest rate	−	−	−	−	−	−	−	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
America
Instruments in USD	(141)	(743)	(264)	206	(109)	2,048	997	19,021	(17,736)	1,285
Floating rate	(897)	(681)	(46)	168	(147)	914	(689)	1,654	(2,348)	(694)
Spread	(0.40)%	(0.73)%	(0.16)%	0.12%	(0.25)%	0.04%	(1.40)%	−	−	−
Fixed rate	743	(62)	(218)	38	38	1,134	1,673	17,354	(15,388)	1,966
Interest rate	6.01%	11.83%	(60.29)%	50.92%	48.93%	15.08%	14.77%	−	−	−
Rate cap	13	−	−	−	−	−	13	13	−	13
Instruments in UYU	(16)	−	−	−	−	−	(16)	(8)	(9)	(17)
Floating rate	−	−	−	−	−	−	−	−	−	−
Spread	−	−	−	−	−	−	−	−	−	−
Fixed rate	(16)	−	−	−	−	−	(16)	(8)	(9)	(17)
Interest rate	0.95%	−	−	−	−	−	0.95%	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in ARS	418	2	−	4	−	−	424	(148)	613	465
Floating rate	−	−	−	−	−	−	−	−	−	−
Spread	−	−	−	−	−	−	−	−	−	−
Fixed rate	418	2	−	4	−	−	424	(148)	613	465

Interest rate	32.71%	9.90%	−	9.00%	−	−	32%	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in BRL	(285)	1,057	567	176	76	94	1,685	657	987	1,644
Floating rate	(805)	929	578	162	47	3	914	374	448	822
Spread	(0.78)%	0.66%	1.00%	1.60%	2.84%	32.03%	2.53%	−	−	−
Fixed rate	520	128	(11)	14	29	91	771	283	539	822
Interest rate	10.20%	1.11%	12.97%	7.35%	(0.19)%	7.58%	7.90%	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in CLP	262	62	−	61	130	400	915	(128)	1,035	907
Floating rate	158	62	(83)	61	−	401	599	1	607	608
Spread	2.28%	−	−	1.12%	−	(0.29)%	0.52%	−	−	−
Fixed rate	104	−	83	−	130	(1)	316	(129)	428	299
Interest rate	7.28%	−	5.05%	−	5.09%	0.00%	5.80%	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in UFC	(3)	−	−	−	−	−	(3)	300	(311)	(11)
Floating rate	−	−	−	−	−	−	−	−	−	−
Spread	−	−	−	−	−	−	−	−	−	−
Fixed rate	(3)	−	−	−	−	−	(3)	300	(311)	(11)
Interest rate	6.18%	−	−	−	−	−	6.18%	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in PEN	249	82	22	14	−	3	370	(44)	418	374
Floating rate	−	−	−	−	−	−	−	−	−	−
Spread	−	−	−	−	−	−	−	−	−	−
Fixed rate	249	82	22	14	−	3	370	(44)	418	374
Interest rate	8.01%	7.44%	7.17%	5.57%	−	4.00%	7.71%	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in VAC	−	61	17	25	−	69	172	172	−	172
Floating rate	−	61	17	25	−	69	172	172	−	172
Spread	−	3.66%	3.38%	3.66%	−	3.27%	3.47%	−	−	−
Fixed rate	−	−	−	−	−	−	−	−	−	−
Interest rate	−	−	−	−	−	−	−	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in COP	536	281	83	112	121	1,106	2,239	1,253	918	2,171
Floating rate	25	18	78	110	120	1,107	1,458	1,423	40	1,463
Spread	7.30%	7.30%	4.34%	4.39%	4.64%	6.93%	6.42%	−	−	−
Fixed rate	511	263	5	2	1	(1)	781	(170)	878	708
Interest rate	6.36%	4.32%	7.18%	5.30%	−	−	5.67%	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in VEB	(95)	−	(3)	−	−	−	(98)	(96)	−	(96)
Floating rate	−	−	−	−	−	−	−	−	−	−
Spread	−	−	−	−	−	−	−	−	−	−
Fixed rate	(95)	−	(3)	−	−	−	(98)	(96)	−	(96)
Interest rate	0.39%	−	7.57%	−	−	−	0.63%	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in UDI	10	(30)	(25)	(25)	(20)	58	(32)	799	(649)	150
Floating rate	10	(30)	(25)	(25)	(20)	58	(32)	799	(649)	150
Spread	44.89%	(6.57)%	(9.33)%	(9.48)%	(13.79)%	62.91%	(154)%	−	−	−
Fixed rate	−	−	−	−	−	−	−	−	−	−
Interest rate	−	−	−	−	−	−	−	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in MXN	274	52	52	52	159	446	1,035	(243)	1,194	951

Floating rate	−	−	−	−	−	−	−	−	−	−
Spread	−	−	−	−	−	−	−	−	−	−
Fixed rate	274	52	52	52	159	446	1,035	(243)	1,194	951
Interest rate	3.09%	3.70%	3.70%	3.70%	5.66%	3.72%	3.85%	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in GTQ	(6)	−	−	−	28	1	23	24	1	25
Floating rate	(9)	−	−	−	−	−	(9)	(7)	−	(7)
Spread	0.01%	−	−	−	−	−	0.01%	−	−	−
Fixed rate	3	−	−	−	28.0	1	32	31	1	32
Interest rate	4.51%	−	−	−	4.00%	−	4.00%	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in NIO	(15)	−	−	−	−	−	(15)	(11)	1	(10)
Floating rate	(17)	−	−	−	−	−	(17)	(12)	−	(12)
Spread	0.01%	−	−	−	−	−	0.01%	−	−	−
Fixed rate	2.0	−	−	−	−	−	2	1	1	2
Interest rate	11.90%	−	−	−	−	−	11.90%	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Asia
Instruments in JPY	−	−	−	−	−	−	−	135	(139)	(4)
Floating rate	−	−	−	−	−	−	−	−	(1)	(1)
Spread	−	−	−	−	−	−	−	−	−	−
Fixed rate	−	−	−	−	−	−	−	135	(138)	(3)
Interest rate	−	−	−	−	−	−	−	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
TOTAL							48,517	54,041	(4,120)	49,921
Floating rate							21,058	9,144	12,090	21,234
Fixed rate							26,435	43,873	(16,210)	27,663
Rate cap							1,024	1,024	−	1,024
Currency Options and Others (*)							−	−	61	61
(*) Amounts included in fixed rate

The table below is an extract of the previous table that shows the sensitivity to interest rates originated by our position on interest rate swaps categorized into instruments entered into for trading purposes and instruments entered into for purposes other than trading at December 31, 2015:

Interest rate swaps
Millions of euros	Maturity
Trading purposes	2016	2017	2018	2019	2020	Subsequent years	Total	Fair value
EUR								(176)
Fixed to fixed	−	−	−	−	−	−	−	2
Receiving leg	−	−	(40)	(25)	−	−	(65)	(63)
Average interest rate	−	−	−	−	−	−	−	−
Paying leg	−	−	40	25	−	−	65	65
Average spread	−	−	0.84%	0.85%	−	−	0.84%	−
Fixed to floating	−	(34)	1	−	−	−	(33)	(1,866)
Receiving leg	(8,855)	(9,298)	(7,384)	(6,336)	(8,460)	(6,173)	(46,506)	(25,951)
Average interest rate	0.74%	1.32%	1.20%	1.54%	1.63%	2.49%	1.43%	−
Paying leg	8,855	9,264	7,385	6,336	8,460	6,173	46,473	24,085
Average spread	1.15%	0.27%	0.45%	0.64%	0.40%	−	0.51%	−
Floating to fixed	−	−	−	−	−	−	−	1,688
Receiving leg	(6,485)	(4,900)	(3,180)	(2,194)	(5,465)	(6,734)	(28,958)	(20,960)
Average interest rate	3.06%	−	−	−	−	−	0.68%	−
Paying leg	6,485	4,900	3,180	2,194	5,465	6,734	28,958	22,648
Average spread	0.17%	1.66%	1.93%	2.83%	2.38%	1.95%	1.65%	−
USD								30
Fixed to fixed	−	−	−	−	−	−	−	(23)
Receiving leg	(504)	(997)	(705)	(312)	(312)	(432)	(3,262)	(1,723)
Average interest rate	0.89%	1.51%	1.45%	1.40%	1.52%	2.30%	1.50%	−
Paying leg	504	997	705	312	312	432	3,262	1,700
Average spread	0.51%	0.37%	0.62%	1.52%	1.61%	−	0.63%	−
Floating to fixed	−	−	−	−	−	−	−	53
Receiving leg	(57)	(1,021)	(457)	−	−	(432)	(1,967)	(1,967)
Average interest rate	−	−	−	−	−	−	−	−
Paying leg	57	1,021	457	−	−	432	1,967	2,020
Average spread	3.02%	2.94%	2.87%	−	−	2.14%	2.75%	−
GBP								−
Fixed to floating	−	−	−	−	−	−	−	(29)
Receiving leg	(422)	(225)	(886)	(34)	(529)	(825)	(2,921)	(3,015)
Average interest rate	1.38%	1.52%	1.61%	2.25%	0.12%	3.01%	1.70%	−
Paying leg	422	225	886	34	529	825	2,921	2,986
Average spread	−	−	−	−	−	−	−	−
Floating to fixed	−	−	−	−	−	−	−	29
Receiving leg	(590)	(150)	(783)	−	−	(436)	(1,959)	(1,964)
Average spread	−	−	−	−	−	−	−	−
Paying leg	590	150	783	−	−	436	1,959	1,993
Average interest rate	0.99%	1.08%	1.55%	−	−	2.17%	1.49%	−
CZK								(3)
Fixed to floating	−	−	−	−	−	−	−	(4)
Receiving leg	(235)	(194)	−	−	−	−	(429)	(434)
Average interest rate	0.54%	0.93%	−	−	−	−	0.72%	−

Paying leg	235	194	−	−	−	−	429	430
Average spread	−	−	−	−	−	−	−	−
Floating to fixed	−	−	−	−	−	−	−	1
Receiving leg	−	(46)	−	−	−	−	(46)	(46)
Average spread	−	−	−	−	−	−	−	−
Paying leg	−	46	−	−	−	−	46	47
Average interest rate	−	1.25%	−	−	−	−	1.25%	−

Interest rate swaps
Millions of euros	Maturity
Non trading purposes	2016	2017	2018	2019	2020	Subsequent years	Total	Fair value
EUR								676
Fixed to floating	−	−	−	−	−	−	−	(202)
Receiving leg	(990)	(250)	(200)	−	−	(2,450)	(3,890)	(4,088)
Average interest rate	3.11%	0.79%	0.93%	−	−	1.45%	1.80%	−
Paying leg	990	250	200	−	−	2,450	3,890	3,886
Average spread	−	−	−	−	−	−	−	−
Floating to fixed	−	−	−	−	−	−	−	878
Receiving leg	(1,552)	(982)	(1,820)	(1,259)	(3,684)	(1,849)	(11,146)	(9,008)
Average interest rate	−	−	0.24%	1.32%	0.04%	−	0.20%	−
Paying leg	1,552	982	1,820	1,259	3,684	1,849	11,146	9,886
Average spread	3.06%	3.68%	2.84%	1.57%	2.85%	2.36%	2.73%	−
USD								(1,369)
Fixed to floating	−	−	−	−	−	−	−	(1,372)
Receiving leg	(6,537)	(1,090)	(1,473)	(1,209)	(1,922)	(5,787)	(18,018)	(14,479)
Average interest rate	3.06%	3.97%	1.17%	3.48%	3.03%	3.47%	3.12%	−
Paying leg	6,537	1,090	1,473	1,209	1,922	5,787	18,018	13,107
Average spread	1.67%	0.31%	−	−	0.22%	−	0.65%	−
Floating to fixed	−	−	−	−	−	−	−	3
Receiving leg	(30)	(31)	−	−	−	−	(61)	(61)
Average interest rate	−	−	−	−	−	−	−	−
Paying leg	30	31	−	−	−	−	61	64
Average spread	4.34%	4.34%	−	−	−	−	−	4.34%
MXN								(7)
Fixed to floating	−	−	−	−	−	−	−	(13)
Receiving leg	−	−	−	−	(107)	−	(107)	(122)
Average interest rate	−	−	−	−	8.07%	−	8.07%	−
Paying leg	−	−	−	−	107	−	107	109
Average spread	−	−	−	−	0.61%	−	0.61%	−
Floating to fixed	−	−	−	−	−	−	−	6
Receiving leg	−	−	−	−	(107)	−	(107)	(109)
Average interest rate	−	−	−	−	0.61%	−	0.61%	−
Paying leg	−	−	−	−	107	−	107	115
Average spread	−	−	−	−	6.62%	−	6.62%	−
GBP								(188)
Fixed to floating	−	−	−	−	−	−	−	(200)
Receiving leg	−	−	(613)	−	(954)	(1,226)	(2,793)	(2,996)
Average interest rate	−	−	1.43%	−	1.87%	3.47%	2.47%	−
Paying leg	−	−	613	−	954	1,226	2,793	2,796
Average spread	−	−	−	−	−	−	−	−
Floating to fixed	−	−	−	−	−	−	−	12
Receiving leg	(551)	−	−	−	−	−	(551)	(551)
Average spread	−	−	−	−	−	−	−	−
Paying leg	551	−	−	−	−	−	551	563
Average interest rate	4.96%	−	−	−	−	−	4.96%	−
JPY								(2)

Fixed to floating	−	−	−	−	−	−	−	(2)
Receiving leg	(53)	−	(76)	−	−	−	(129)	(132)
Average interest rate	2.82%	−	0.32%	−	−	−	1.35%	−
Paying leg	53	−	76	−	−	−	129	130
Average spread	−	−	−	−	−	−	−	−
CLP								3
Fixed to floating	−	−	−	−	−	−	−	(2)
Receiving leg	(149)	−	−	(61)	−	−	(210)	(218)
Average interest rate	6.51%	−	−	5.75%	−	−	6.29%	−
Paying leg	149	−	−	61	−	−	210	216
Average spread	1.66%	−	−	1.12%	−	−	1.50%	−
Floating to fixed	−	−	−	−	−	−	−	5
Receiving leg	(85)	−	(83)	−	1	−	(167)	(169)
Average interest rate	−	−	−	−	−	−	−	−
Paying leg	85	−	83	−	(1)	−	167	174
Average spread	4.82%	−	5.05%	−	−	−	4.97%	−
CHF								(27)
Fixed to floating	−	−	−	−	−	−	−	(27)
Receiving leg	−	−	(231)	−	(208)	(138)	(577)	(604)
Average interest rate	−	−	0.28%	−	0.95%	0.75%	0.63%	−
Paying leg	−	−	231	−	208	138	577	577
Average spread	−	−	−	−	−	−	−	−
BRL								3
Fixed to floating	−	−	−	−	−	−	−	4
Receiving leg	(59)	(58)	(58)	(34)	−	(1)	(210)	(202)
Average interest rate	10.94%	10.94%	10.94%	10.92%	−	−	10.88%	−
Paying leg	59	58	58	34	−	1	210	206
Average spread	−	−	−	−	−	−	−	−
Floating to fixed	−	−	−	−	−	−	−	(1)
Receiving leg	(29)	(27)	(12)	(3)	−	−	(71)	(62)
Average interest rate	5.60%	5.62%	5.30%	4.48%	−	−	5.51%	−
Paying leg	29	27	12	3	−	−	71	61
Average spread	−	−	−	−	−	−	−	−
COP								4
Fixed to floating	−	−	−	−	−	−	−	4
Receiving leg	−	−	(4)	(9)	(9)	(14)	(36)	(36)
Average interest rate	−	−	7.25%	7.25%	7.25%	7.25%	7.25%	−
Paying leg	−	−	4	9	9	14	36	40
Average spread	−	−	2.80%	2.80%	2.80%	2.80%	2.80%	−

Foreign exchange and interest rate options, by maturity, are as follows:

Currency options	Maturities
Millions of euros	2016	2017	2018	2019	2020	Subsequent years
Currency Puts (EURUSD, USDEUR)
Notional amount of options bought	−	1,802	173	−	−	−
Strike	−	1.36	1.57	−	−	−
Notional amount of options sold	−	1,545	−	−	−	−
Strike	−	1.27	−	−	−	−
Currency Puts (EURGBP, GBPEUR)
Notional amount of options bought	957	−	−	−	−	−
Strike	0.63	−	−	−	−	−
Notional amount of options sold	1,006	−	−	−	−	−
Strike	0.71	−	−	−	−	−

Interest rate options	Maturities
Millions of euros	2016	2017	2018	2019	2020	Subsequent years
Collars
Notional amount of options bought	463	−	800	−	−	1,022
Strike Cap	4.30	−	4.35	−	−	4.92
Strike Floor	3.00	−	3.05	−	−	4.15
Caps
Notional amount of options bought	−	−	−	−	−	−
Strike	−	−	−	−	−	−
Notional amount of options sold	13	−	−	−	−	1,022
Strike	5.75	−	−	−	−	5.53
Floors
Notional amount of options bought	−	−	−	−	−	1,022
Strike	−	−	−	−	−	1.17
Notional amount of options sold	−	−	−	−	−	−
Strike	−	−	−	−	−	−

Cash flows receivable or payable on derivative financial instruments to be settled via the swap of nominals, categorized by currency of collection/payment, along with contractual maturities are as follows:

Millions of euros		2016	2017	2018	2019	2020	Subsequent years	Total
Currency swaps
Receive	ARS	−	−	−	−	−	−	−
Pay	ARS	−	−	−	−	−	−	−
Receive	BRL	137	−	−	−	−	−	137
Pay	BRL	(477)	(345)	(49)	(43)	−	−	(914)
Receive	CLP	100	62	−	−	−	401	563
Pay	CLP	(205)	(124)	−	−	(130)	(801)	(1,260)
Receive	COP	−	−	−	−	−	−	−
Pay	COP	(9)	(262)	(5)	(2)	−	−	(278)
Receive	CZK	−	−	−	−	−	−	−
Pay	CZK	(361)	−	−	−	−	−	(361)
Receive	EUR	1,846	235	33	36	−	−	2,150
Pay	EUR	(3,857)	(1,142)	(1,537)	(1,219)	(2,983)	(4,122)	(14,860)
Receive	GBP	−	−	−	341	1,498	−	1,839
Pay	GBP	(551)	−	−	−	−	−	(551)
Receive	JPY	53	−	76	−	−	114	243
Pay	JPY	−	−	−	−	−	−	−
Receive	MAD	−	−	−	−	−	−	−
Pay	MAD	−	−	−	−	−	−	−
Receive	MXN	−	−	−	−	−	−	−
Pay	MXN	(52)	(52)	(52)	(52)	(52)	(445)	(705)
Receive	PEN	−	−	−	−	−	−	−
Pay	PEN	(33)	(15)	(6)	(1)	1	−	(54)
Receive	UFC	137	−	−	−	133	199	469
Pay	UFC	(66)	−	−	−	−	(99)	(165)
Receive	USD	4,666	2,295	1,526	1,094	1,739	5,376	16,696
Pay	USD	(424)	(231)	−	−	(1)	(459)	(1,115)
Receive	UDI	61	61	61	61	61	527	832
Pay	UDI	−	−	−	−	−	−	−
Receive	CHF	−	−	231	−	−	138	369
Pay	CHF	−	−	−	−	208	−	208
TOTAL		965	482	278	215	474	829	3,243

Millions of euros		2016	2017	2018	2019	2020	Subsequent years	Total
Forwards
Receive	ARS	−	−	−	−	−	−	−
Pay	ARS	(552)	−	−	−	−	−	(552)
Receive	BRL	97	−	−	−	−	−	97
Pay	BRL	(246)	−	−	−	−	−	(246)
Receive	CLP	5	−	−	−	−	−	5
Pay	CLP	(291)	−	−	−	−	−	(291)
Receive	COP	183	−	−	−	−	−	183
Pay	COP	(739)	−	−	−	−	−	(739)
Receive	CZK	407	−	−	−	−	−	407
Pay	CZK	−	−	−	−	−	−	−
Receive	EUR	10,427	−	−	−	−	−	10,427
Pay	EUR	(3,264)	−	−	−	−	−	(3,264)
Receive	GBP	1,553	−	−	−	−	−	1,553
Pay	GBP	(5,748)	−	−	−	−	−	(5,748)
Receive	MXN	87	−	−	−	−	−	87
Pay	MXN	(671)	−	−	−	−	−	(671)
Receive	PEN	3	−	−	−	−	−	3
Pay	PEN	(379)	−	−	−	−	−	(379)
Receive	UFC	−	−	−	−	−	−	−
Pay	UFC	−	−	−	−	−	−	−
Receive	USD	3,572	−	−	−	−	−	3,572
Pay	USD	(4,462)	−	−	−	−	−	(4,462)
Receive	UYU	9	−	−	−	−	−	9
Pay	UYU	−	−	−	−	−	−	−
TOTAL		(9)	−	−	−	−	−	(9)

Appendix V: Interest-bearing debt

The main financing transactions at December 31, 2015 and 2014 and their nominal amounts are as follows:

			Outstanding principal balance
			(millions of euros)
Descriptive name summary	Contractual limit amount (millions)	Currency	12/31/15	12/31/14	Arrangement date	Maturity date
Telefónica, S.A
Syndicated loan (1) (*)	-	EUR	-	700	04/21/2006	06/30/2015
Syndicated loan Tranche A3 (2)	-	EUR	-	328	07/28/2010	07/28/2016
Structured Financing (*)	247	USD	226	242	05/03/2011	07/30/2021
Structured Financing (*)	786	USD	722	571	02/22/2013	01/31/2023
Structured Financing (*)	618	USD	447	159	08/01/2013	10/31/2023
Syndicated facility (3)	3,000	EUR	700	-	02/18/2014	02/18/2019
Bilateral loan (4) (*)	1,500	EUR	1,500	2,000	06/26/2014	06/26/2018
Syndicated facility (5)	2,500	EUR	500	-	02/19/2015	02/19/2020
Bilateral loan	200	EUR	200	-	06/30/2015	06/30/2020
Syndicated facility	3,000	EUR	-	-	11/17/2015	02/17/2018
Structured Financing (*)	750	USD	-	-	12/11/2015	03/11/2026
Structured Financing (*)	500	EUR	-	-	12/11/2015	03/11/2026
Telefónica Finanzas, S.A.U.
EIB – Mobile financing	-	EUR	-	375	12/03/2007	01/30/2015
Telefónica Europe, B.V.
Structured Financing (6) (*)	-	USD	-	309	01/05/2012	04/15/2015
Structured Financing (7) (*)	-	USD	-	695	08/28/2012	01/09/2015
Telefônica Brasil, S.A.
EIB Financing	-	USD	-	218	10/31/2007	03/02/2015
Telefónica del Perú, S.A.A.
Credit facility	1,050	PEN	-	-	10/12/2015	08/15/2020

(1) On 04/21/2015 a repayment of the syndicated loan was made for 350 million euros and on 06/30/2015 an early repayment for 300 million euros was made originally scheduled to mature in 2017.

(2) During 2015 an early repayment was made for 328 million euros of the syndicated loan (Tranche A3).

(3) The parties could mutually agree to extend the maturity to as late as 2021.

(4) On 06/25/2015 an amendment was signed modifying the maturity date and including an amortization schedule. On 07/01/2015 an early repayment for 500 million euros was made.

(5) The parties could mutually agree to extend the maturity to as late as 2022.

(6) On 04/15/2015 an early repayment was made for 375 million dollars (equivalent to 354 million euros) originally scheduled to mature in in 2022.

(7) On 01/09/2015 an early repayment was made for 844 million dollars (equivalent to 714 million euros) originally scheduled to mature in in 2023.

(*) Facility with amortization schedule.

Appendix VI: Main companies comprising the Telefónica Group

The table below lists the main companies comprising the Telefónica Group at December 31, 2015 and the main investments consolidated using the equity method.

Included for each company are the company name, corporate purpose, country, functional currency, share capital (in millions of functional currency units), the Telefónica Group’s effective shareholding and the company or companies through which the Group holds a stake.

Parent Company:

Telefónica, S.A.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica España
Telefónica de España, S.A.U. Telecommunications service provider	Spain	EUR	1,024	100%	Telefónica, S.A.
Telefónica Móviles España, S.A.U. Wireless communications services provider	Spain	EUR	423	100%	Telefónica, S.A.
Acens Technologies, S.L. Holding housing and telecommunications solutions Service provider	Spain	EUR	23	100%	Telefónica de España, S.A.U.
Teleinformática y Comunicaciones, S.A.U.
Promotion, marketing and distribution of telephone and telematic equipment and services	Spain	EUR	8	100%	Telefónica de España, S.A.U.
Telefónica Soluciones de Informática y Com. de España, S.A.U.
Telecommunications systems, networks and infrastructure engineering	Spain	EUR	2	100%	Telefónica de España, S.A.U.
Iberbanda, S.A. Broadband telecommunications operator	Spain	EUR	2	100%	Telefónica de España, S.A.U.
Telefónica Telecomunicaciones Públicas, S.A.U. Installation of public telephones	Spain	EUR	1	100%	Telefónica de España, S.A.U.
Telefónica Soluciones de Outsourcing, S.A. Promotion and networks management	Spain	EUR	1	100%	Telefónica Soluc. De Informática y Com. de España, S.A.U
Telefónica Servicios Integrales de Distribución S.A.U. Logistic service provider	Spain	EUR	2	100%	Telefónica de España, S.A.U.
Tuenti Technologies, S.L. Telecommunications service provider	Spain	EUR	-	100%	Telefónica Móviles España, S.A.U.
DTS Distribuidora de Televisión Digital, S.A. Broadcasting satellite TV signal transmission and linkage services	Spain	EUR	126	100%	Telefónica de Contenidos, S.A.U.
Telefónica Deutschland
Telefónica Deutschland Holding A.G Holding company	Germany	EUR	2,975	63.22%	Telefónica Germany Holdings Limited (62.72%) Telefónica, S.A. (0.50%)
Telefónica Germany GmbH & Co. OHG Wireless communications services operator	Germany	EUR	51	63.22%	Telefónica Deutschland Holding A.G (63.21%) T. Germany Management, GmbH (0.01%)
E-Plus Mobilfunk GmbH &Co. KG, GmbG Operadora de servicios de comunicaciones móviles	Germany	EUR	1	63.22%	Telefónica Germany GmbH & Co. OHG

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica Brazil
Telefônica Brasil, S.A. Wireline telephony operator	Brazil	BRL	63,571	73.68%	Telefónica Internacional, S.A.U. (24.12%) Telefónica, S.A. (29.80%) Sao Paulo Telecomunicaçoes Participaçoes, Ltda. (19.70%) Telefónica Chile, S.A. (0.06%)
GVT Participaçoes, S.A. Holding company	Brazil	BRL	13,499	73.68%	Telefônica Brasil, S.A.
Telefónica Hispanoamérica
Compañía Internacional de Telecomunicaciones, S.A. Holding company	Argentina	ARS	612	100%	Telefónica Holding de Argentina, S.A. (43.58%) Telefónica Móviles Argentina Holding, S.A. (46.41%) Telefónica International Holding, B.V. (10.01%)
Telefónica de Argentina, S.A. Telecommunications service provider	Argentina	ARS	679	100%

Compañía Internacional de Telecomunicaciones, S.A. (50.78%)

Telefónica Móviles Argentina, S.A. (30.47%)

Telefónica Internacional, S.A. (16.20%)

Telefónica, S.A. (1.67%)

Telefónica International Holding, B.V. (0.88%)

Telefónica Móviles Argentina Holding, S.A. Holding company	Argentina	ARS	1,223	100%	Telefónica, S.A. (75.00%) Telefónica Internacional, S.A.U. (25.00%)
					Latin America Cellular Holdings, S.L. (97.04%)
Telefónica Venezolana, C.A. Wireless communications operator	Venezuela	VEF	13,489	100%	Comtel Comunicaciones Telefónica, S.A. (2.87%) Telefónica, S.A. (0.09%)
Telefónica Móviles Chile, S.A. Wireless communications services operator	Chile	CLP	589,403	100%	Inversiones Telefónica Móviles Holding Limitada.
Telefónica Chile, S.A.
Local and international long distance telephony services provider	Chile	CLP	578,078	97.92%	Inversiones Telefónica Móviles Holding Limitada
Telefónica Chile Holdings, S.L. Holding Company	Chile	CLP	-	100%	Telefónica, S.A.
Telefónica del Perú, S.A.A.					Telefónica Latinoamérica Holding, S.L. (50.26%)
Local, domestic and international long distance telephone service provider	Peru	PEN	2,954	98.57%	Latin American Cellular Holdings, S.L. (48.31%)
Colombia Telecomunicaciones, S.A. ESP					Telefónica Internacional, S.A.U. (30.04%) Olympic, Ltda. (18.95%)
Communications services operator	Colombia	COP	1,454,871	67.50%	Telefónica, S.A. (18.51%)
Telefónica Móviles México, S.A. de C.V. (MÉXICO) Holding company	Mexico	MXN	74,425	100%	Telefónica, S.A.
	Uruguay	UYU	1,107	100%	Telefónica Latinoamérica Holding, S.L.
Telefónica Móviles del Uruguay, S.A. Wireless communications and services operator

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company

Telefónica Móviles Panamá, S.A. Wireless telephony services	Panama	USD	45	60%	Telefónica Centroamérica Inversiones, S.L.
Telefónica Móviles El Salvador, S.A. de C.V. Provision of wireless and international long distance communications services	El Salvador	USD	187	60%	TES Holding, S.A. de C.V.
Telefónica Móviles Guatemala, S.A. Wireless, wireline and radio paging communications services provider	Guatemala	GTQ	1,396	60%	El Salvador Hold (0.01%) Guatemala Cellular Holdings, B.V. (59.99%)
Telefonía Celular de Nicaragua, S.A. Wireless telephony services	Nicaragua	NIO	247	60%	Telefónica Centroamérica Inversiones, S.L.
Otecel, S.A. Wireless communications services provider	Ecuador	USD	183	100%	Ecuador Cellular Holdings, B.V.
Telefónica de Costa Rica TC, S.A. Wireless communications	Costa Rica	CRC	203,511	100%	Telefónica, S.A.
Telefónica Holding Atticus, B.V. Holding company	Netherlands	EUR	-	100%	Telefónica Internacional, S.A.U
Other Companies
O2 International Holdings Ltd. Holding company	UK	GBP	-	100%	O2 Europe Ltd.
Telefónica Germany Holdings Ltd. Holding company	UK	EUR	-	100%	O2 Europe Ltd.
O2 (Europe) Ltd. Holding company	UK	EUR	1,239	100%	Telefónica, S.A.
Telefónica Internacional, S.A.U. Telco Investment abroad	Spain	EUR	2,839	100%	Telefónica, S.A.
Telefónica International Holding, B.V Holding company	Netherlands	EUR	-	100%	Telefónica Internacional, S.A.U
					Telefónica, S.A. (94.96%)
Telefónica Latinoamérica Holding, S.L. Holding company	Spain	EUR	198	100%	Telefónica Internacional, S.A.U. (5.04%)
					Telefónica, S.A. (50.00%)
Telefónica América, S.A. Holding Company	Spain	EUR	-	100%	Telefónica Internacional, S.A.U. (50.00%)
Latin American Cellular Holdings, S.L. Holding Company	Spain	EUR	-	100%	Telefónica Latinoamérica Holding, S.L.
Telefónica Datacorp, S.A.U Holding Company	Spain	EUR	700	100%	Telefónica, S.A.
					Telefónica, S.A. (92.51%)
Telefónica International Wholesale Services, S.L. International services provider	Spain	EUR	230	100%	Telefónica Datacorp, S.A.U. (7.49%)
Telefónica International Wholesale Services America, S.A. Provision of high bandwidth communications services	Uruguay	USD	591	100%	Telefónica, S.A. (73.14%) Telefónica International Wholesale Services, S.L. (26.86%)
Telefónica International Wholesale Services USA, Inc.
Provision of high bandwidth communications services	US	USD	58	100%	T. International Wholesale Services America, S.A.
Telefónica Digital España, S.L. Developer Telco Services Holding Company	Spain	EUR	13	100%	Telefónica Digital Holdings, S.L.
Wayra Investigación y Desarrollo S.L Talent identification and development in ICT.	Spain	EUR	2	100%	Telefónica Digital Holdings, S.L.
Telefónica Digital Inc. IP telephony platform	US	USD	-	100%	Telefónica Digital Ltd

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company

Wayra Chile Tecnología e Innovación Limitada Technological innovation based business project development	Chile	CLP	22,279	100%	Wayra Investigación y Desarrollo, S.L.

Wayra Brasil Aceleradora de Projetos Ltda. Technological innovation based business project development	Brazil	BRL	26	100%	Wayra Investigación y Desarrollo S.L.
WY Telecom, S.A. de C.V. Talent identification and development in ICT	Mexico	MXN	89	100%	Wayra Investigación y Desarrollo, S.L.
Wayra Argentina, S.A. Talent identification and development in ICT					Telefónica Móviles Argentina, S.A. (90.00%)
	Argentina	ARS	49	100%	Telefónica Móviles Argentina Holding, B.V. (10.00%)
Wayra Colombia, S.A.S. Technological innovation based business project development	Colombia	COP	2,400	100%	Wayra Investigación y Desarrollo, S.L.
Proyecto Wayra, C.A. Commercial, industrial and mercantile activities	Venezuela	VEF	83	100%	Telefónica Venezolana, C.A.
Wayra Perú Aceleradora de Proyectos, S.A.C. Technological innovation based business project development	Peru	PEN	15	100%	Wayra Investigación y Desarrollo, S.L.
Wayra UK Ltd Technological innovation based business project development	UK	GBP	7	100%	Wayra Investigación y Desarrollo, S.L
Wayra Ireland Ltd Technological innovation based business project development	Ireland	EUR	4	100%	Wayra Investigación y Desarrollo, S.L
Terra Networks Brasil, S.A. ISP and portal	Brazil	BRL	1,046	100%	Sao PauloTelecomunicaçoes Participaçoes, Ltda.
Terra Networks México, S.A. de C.V. ISP, portal and real-time financial information services	Mexico	MXN	305	100%	Terra Networks México Holding, S.A. de C.V.
Terra Networks Perú, S.A. ISP and portal	Peru	PEN	10	100%	Telefónica Internacional, S.A.U.
Terra Networks Argentina, S.A. ISP and portal	Argentina	ARS	7	100%	Telefónica Internacional, S.A.U.
Axonix Ltd Digital and mobile advertising	UK	USD	-	78%	Telefónica Digital Ltd
Eyeos, S.L Cloud Computing	Spain	EUR	-	100%	Telefónica Digital España, S.L.
Telfisa Global, B.V. Integrated cash management, consulting and financial support for Group companies	Netherlands	EUR	-	100%	Telefónica, S.A.
Telefónica Global Activities Holding, B.V. Holding Company	Netherlands	EUR	-	100%	Telfisa Global, B.V.
Telefónica Global Services, GmbH Purchasing services	Germany	EUR	-	100%	Group 3G UMTS Holding, GmbH
Telefónica Global Roaming, GmbH Optimization of network traffic	Germany	EUR	-	100%	Telefónica Global Services, GmbH
Group 3G UMTS Holding GmbH Holding Company	Germany	EUR	250	100%	Telefónica Global Activities Holdings B.V
Telefónica Compras Electrónicas, S.L. Development and provision of information society services	Spain	EUR	-	100%	Telefónica Global Services, GmbH

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica de Contenidos, S.A.U. Organization and operation of multimedia service-related business	Spain	EUR	226	100%	Telefónica, S.A.
Telefónica Studios S.L. Audiovisual Productions	Spain	EUR	-	100%	Telefónica de Contenidos, S.A.U.
Televisión Federal S.A. Provision and operation TV and radio broadcasting-services	Argentina	ARS	135	100%	Atlántida Comunicaciones, S.A. (79.02%) Enfisur S.A. (20.98%)
					Telefónica Media, Argentina S.A. (95.39%)
Atlántida Comunicaciones, S.A. Participation in public media	Argentina	ARS	33	100%	Telefónica Holding de Argentina, S.A. (4.61%)
Telefónica Servicios Audiovisuales, S.A.U. Provision of all type of audiovisual telecommunications services	Spain	EUR	6	100%	Telefónica de Contenidos, S.A.U.
Telefónica On The Spot Services, S.A.U. Provision of telemarketing services	Spain	EUR	-	100%	Telefónica de Contenidos, S.A.U.
Telefónica Broadcast Services, S.L.U. DSNG-based transmission and operation services	Spain	EUR	-	100%	Telefónica Servicios Audiovisuales, S.A.U.
Telefónica Educación Digital, S.L. Vertical e learning portal	Spain	EUR	1	100%	Telefónica Digital España, S.L.
Vocem 2013 Teleservicios, S.A. Call center services	Venezuela	VEF	334	100%	TAETEL, S.L.
Telfin Ireland Ltd. Intragroup financing	Ireland	EUR	-	100%	Telefónica, S.A.
Telefónica Ingeniería de Seguridad, S.A.U. Security services and systems	Spain	EUR	12	100%	Telefónica, S.A.
Telefónica Engenharia de Segurança do Brasil Ltda					Telefónica Ingeniería de
Security services and systems	Brazil	BRL	114	99.99%	Seguridad, S.A.
Telefónica Capital, S.A.U. Finance company	Spain	EUR	7	100%	Telefónica, S.A.
Lotca Servicios Integrales, S.L. Aircraft ownership and operation	Spain	EUR	17	100%	Telefónica, S.A.
Fonditel Pensiones, Entidad Gestora de Fondos de Pensiones, S.A Administration of pension funds	Spain	EUR	16	70.00%	Telefónica Capital, S.A.
Fonditel Gestión, Soc. Gestora de Instituciones de Inversión Colectiva, S.A.
Administration and representation of collective investment schemes	Spain	EUR	2	100%	Telefónica Capital, S.A.
Telefónica Investigación y Desarrollo, S.A.U.
Telecommunications research activities and projects	Spain	EUR	6	100%	Telefónica, S.A.
Media Networks Latin America, S.A.C Telecommunications research activities and proyects	Peru	PEN	111	100%	Telefónica Internacional, S.A
Telefónica International Wholesale Services México, S.A.
Telecommunications research activities and proyects	Mexico	MXN	31	100%	TIWS América, S.A.
Telefónica Luxembourg Holding, S.à.r.L. Holding company	Luxembourg	EUR	3	100%	Telefónica, S.A.
Casiopea Reaseguradora, S.A.					Telefónica Luxembourg
Reinsurance	Luxembourg	EUR	4	100%	Holding, S.à.r.L.
Telefónica Insurance, S.A.	Luxembourg	EUR	8	100%	Telefónica Luxembourg
Direct insurance transactions					Holding, S.à.r.L.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Seguros de Vida y Pensiones Antares, S.A. Life insurance, pensions and health insurance	Spain	EUR	51	100%	Telefónica, S.A.
Telefónica Finanzas, S.A.U.
Integrated cash management, consulting and financial support for Group companies	Spain	EUR	3	100%	Telefónica, S.A.

Pléyade Peninsular, Correduría de Seguros y Reaseguros del Grupo Telefónica, S.A. Distribution, promotion or preparation of insurance contracts	Spain	EUR	-	100%	Telefónica Finanzas, S.A.U. (83.33%) Telefónica, S.A. (16.67%)
Fisatel México, S.A. de C.V.
Integrated cash mangement, consulting and financial support for Group companies	Mexico	MXN	3,505	100%	Telefónica, S.A.
Telefónica Europe, B.V.
Fund raising in capital markets	Netherlands	EUR	-	100%	Telefónica, S.A.
Telefónica Emisiones, S.A.U. Financial debt instrument issuer	Spain	EUR	-	100%	Telefónica, S.A.
Telefónica Global Technology, S.A.U. Global management and operation of IT systems	Spain	EUR	16	100%	Telefónica, S.A.
Aliança Atlântica Holding B.V. Holding company	Netherlands	EUR	40	100%	Telefónica, S.A. (50.00%) Telefônica Brasil, S.A. (50.00%)
Telefónica Gestión de Servicios Compartidos de Argentina, S.A Management and administrative services rendered	Argentina	ARS	-	100%	Telefónica Servicios Globales, S.L.U. (95.01%) Telefónica, S.A. (4.99%)
Telefónica Gestión de Servicios Compartidos de Chile, S.A Management and administrative services rendered	Chile	CLP	-	100%	Telefónica Chile, S.A
Telefónica Gestión de Servicios Compartidos Perú, S.A.C. Management and administrative services rendered	Peru	PEN	1	100%	Telefónica Servicios Globales, S.L.U. (99.48%) Telefónica del Perú, S.A.A. (0.52%)
Telefónica Transportes e Logística Ltda. Logistics services rendered	Brazil	BRL	26	99.99%	Telefónica Data, S.A. (Brasil)
Telefónica Serviços Empresariais do BRASIL, Ltda. Management and administrative services rendered	Brazil	BRL	12	99.99%	Telefónica Servicios Globales, S.L.U.
Telefónica Gestión de Servicios Compartidos México, S.A. de C.V. Management and administrative services rendered	Mexico	MXN	50	100%	Telefónica Servicios Globales, S.L.U.
Telefónica Gestión Logística, S.A.C Logistics	Peru	PEN	15	100%	Telefónica Servicios Globales, S.L.U. (99.49%) Telefónica del Perú, S.A.A. (0.51%)
Telefónica Gestión Integral de Edificios y Servicios, S.L. Management and administrative services rendered	Spain	EUR	-	100%	Telefónica Servicios Globales, S.L.U.
Tempotel, Empresa de Trabajo Temporal, S.A. Temporary employment agency	Spain	EUR	-	100%	Telefónica Servicios Globales, S.L.U.
O2 Worldwide Limited	UK	GBP	-	100%	Telefónica, S.A.
Synergic Partners, S.L.	Spain	EUR	-	100%	Telefónica Digital España, S.L.
Submarine Telecommunications, S.L.	Spain	EUR	-	100%	Telefónica América, S.A.
Telefónica Innovación Alpha, S.L.	Spain	EUR	-	100%	Telefónica, S.A.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica Servicios Globales, S.L.U.	Spain	EUR	1	100%	Telefónica, S.A.
Telefónica UK (held for sale)
Telefónica UK Ltd. Wireless communications	UK	GBP	10	100%	O2 Holdings Ltd.
Giffgaff Ltd Wireless communications services provider	UK	GBP	-	100%	Telefónica UK Ltd.
O2 Networks Ltd. Holding company	UK	GBP	-	100%	O2 Holding Ltd.
Cornerstone Telecomunications Network sharing	UK	GBP	-	50.00%	O2 Cedar Ltd (10.00%) O2 Networks (40.00%)
Telefónica Europe plc Holding company	UK	GBP	9	100%	Telefónica Capital, S.A. (0.01%) Telefónica, S.A. (99.99%)
MmO2 plc Holding company	UK	GBP	20	100%	O2 Secretaries Ltd. (0.01%) Telefónica Europe plc (99.99%)
O2 Holding Ltd Holding company	UK	GBP	12	100%	Telefónica Europe plc
Tesco Mobile Ltd. Wireless telephony services	UK	GBP	-	50.00%	O2 Communication Ltd.
Other companies held for sale
Telefónica Gestión de Servicios Compartidos España, S.A. Management and administrative services rendered	Spain	EUR	4	100%	Telefónica, S.A.
Companies accounted for using the equity method
Telefónica Factoring España, S.A.
Factoring services provider	Spain	EUR	5	50.00%	Telefónica, S.A.
Telefónica Factoring Do Brasil, Ltd. Factoring services provider	Brazil	BRL	5	50.00%	Telefónica, S.A. (40.00%) Telefónica Factoring España, S.A. (10.00%)
Telefónica Factoring México, S.A. de C.V. SOFOM ENR Factoring services provider	Mexico	MXN	33	50.00%	Telefónica, S.A. (40.50%) Telefónica Factoring España, S.A. (9.50%)
Telefónica Factoring Perú, S.A.C. Factoring services provider	Peru	PEN	6	50.00%	Telefónica, S.A. (40.50%) Telefónica Factoring España, S.A. (9.50%)
Telefónica Factoring Colombia, S.A. Factoring services provider	Colombia	COP	4,000	50.00%	Telefónica, S.A. (40.50%) Telefónica Factoring España, S.A. (9.50%)
Telefónica Consumer Finance, Establecimiento Financiero de Crédito, S.A. Specialised credit institution	Spain	EUR	5	50.00%	Telefónica, S.A.
Healthcomunity, S.L Internet supplier of medical goods and services	Spain	EUR	-	50.00%	Telefónica Digital España, S.L.

Appendix VII: Key regulatory issues and concessions and licenses held by the Telefónica Group

Regulations

As a digital telecommunications operator, the Telefónica Group is subject to sector-specific telecommunications regulations, general competition law and a variety of other regulations, including privacy and security, which can have a direct and material effect on the Group’s business areas. The extent to which regulations apply to the Telefónica Group depends largely on the nature of our activities in a particular country, with traditional fixed telephony services and fixed broadband usually subject to stricted regulations.

In order to provide services and operate its networks, and to use spectrum, the Telefónica Group must obtain general authorizations, concessions and/or licenses from the pertinent authorities in each country in which the Group operates (hereinafter referred to as national regulatory authority, NRAs). The Group is also required to obtain radio frequency licenses for its mobile operations.

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

Rules promulgated pursuant to the European Union’s Legal framework define user’s rights and focus on access to networks, interconnection, privacy, data security, and protection and preservation of universal access, among other things. Recent EU measures have supplemented the EU framework with regulations focused on relevant markets international roaming, spectrum, next generation fixed networks, net neutrality and call termination rates for fixed and mobile networks.

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

The Treaty of Rome prohibits “concerted practices” and all agreements between entities that may affect trade between Member States and which restrict or are intended to restrict, competition within the internal market. The Treaty also prohibits any abuse of a dominant competitive position within the common market of the EU, or any substantial part of it, that may affect trade between Member States.

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

Recent developments

Currently, the regulatory debate in the European Union is basically focused on the development of the Telecom Single Market (TSM) Package and the new European Digital Single Market (DSM) Strategy

Telecom Single Market

Regarding with TSM, the Regulation (EU) 2015/2120 of the European Parliament and of the Council of November 25, 2015 was adopted, which lays down measures basically concerning open internet access (Net Neutrality) and roaming on public mobile communications networks within the Union.

•	Roaming: provisions will enter into force next April 30, 2016. When its implementation is effective, operators may only charge an additional fee on domestic prices. Thus, extra charges are for calls €0.05 / minute, €0.02 per SMS sent and €0.05 per megabits data (excluding VAT). During this period, the sum of the domestic retail price and any surcharge applied for regulated roaming calls made, regulated roaming SMS messages sent or regulated data roaming services shall not exceed EUR 0.19 per minute, EUR 0.06 per SMS message and EUR 0.20 per megabyte used.

Those extra charges will disappear from 15 June 2017 when retail roaming surcharges should be abolished, subject to a previous wholesale market review that should guarantee its sustainability

•	Net Neutrality: the text enshrines the right of Internet users to access and distribute legal content, services and applications of their choice. As a general principle all traffic has to be treated equally. However, reasonable traffic management is allowed, different types of traffic can be treated differently in certain cases.

National regulatory authorities shall monitor the traffic management practices and the effect of their commercial practices on consumer’s rights.

Digital Single Market

Last May 6, 2015, the European Commission adopted a new “Digital Single Market” Strategy, which establishes a series of policy initiatives to promote the development of the single market of digital services and networks.

As a result of the above, the European Commission has issued several public consultations, including very relevant issues such as the review of the regulatory framework for electronic communications, the role of online platforms or the revision of the Audiovisual Media Services. In accordance with the outcome of these public consultations, the European Commission will initiate legislative processes, which could have significant implications, among others, on access to network, communication services regulation, spectrum use, auction conditions, duration and renewal of licences, audiovisual services, on line platforms regulation and other issues of a different nature.

Among the most relevant initiatives, we can find the following:

•	Network and Information Security: on December 7, the Council and European Parliament reached a political agreement on the Directive on Network and Information Security (NIS), the first EU-wide legislation on Cybersecurity. Following this political agreement, once the text is formally approved, Member States will have 21 months to implement this Directive into their national laws and 6 months more to identify operators of essential services. The NIS Directive sets rules to improve Cybersecurity capabilities in Member States, improve Member States' cooperation on Cybersecurity and require “operators of essential services” in the Digital Infrastructure, energy, transport, banking and healthcare sectors, and “providers of key digital services” like search engines, online market places and cloud computing, to take appropriate security measures and report incidents to the national authorities.
•	Data Protection: a political agreement between Council and European Parliament has been reached on December 15, on General Data Protection Regulation (GDPR) and Data Protection Directive. To conclude the procedure, formal adoption by both the Council and the Parliament is required (expected in spring 2016). GDPR will become applicable two years thereafter, by spring 2018. There are certain critical provisions that, could hinder the launching of some services focused on the processing of personal data. GDPR introduces administrative fines of up to 4% of an undertaking’s annual global turnover for breaching the new data protection rules
•	Copyright: the European Commission put forward a Proposal for a Regulation on cross-border Portability of online content services in the internal market as well as a Communication regarding the Copyright Framework that could lead to a Copyright reform with legislative proposals and policy initiatives in 2016.
•	Safe Harbor: in October 2015 the Court of Justice of the European Union declared invalid the "Safe Harbor Agreement". Authorities in the EU and US for the past two years have been renegotiating a new agreement to ensure a similar level of protection to that provided by the EU. The Commission is confident in reaching that agreement with US Authorities on Safe Harbor by end January 2016. The new arrangement is a pre-condition to finalize the negotiations on the digital chapter in TTIP (Transatlantic Trade and Investment Partnership).

Spain

General regulatory framework

The legal framework for the regulation of the telecommunications sector in Spain is governed by the General Telecommunications Law (9/2014) of May 9. The bill reduces administrative burdens to boost networks deployments, as well as the adoption of complementary measures for boosting investment in telecommunications sector.

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

This market is under analysis by the CNMC, therefore it is likely that the final decision will be taken during the first half of 2016.

Fixed call termination market on individual networks

In October 2014, the CNMC carried out a market analysis in terminated fixed networks, and concluded that every single provider, including Telefónica de España, are dominants in terminating fixed networks and, as a consequence, are obliged to provide the terminating service applying cost-orientation and non-discrimination obligations to the rest of operators, according to a purely incremental costs model. Subsequently, the CNMC reduced the terminating fixed network tariff by 85%, on average. Noticeably, this decision implied the overcome of interconnection asymmetry (terminating fixed networks prices of alternative operators to Telefónica previously were 30% higher than the prices of Telefónica). Finally in fixed call termination market on IP networks, Telefónica de España is required to submit an “Interconnection Reference Offer” (OIR).

Mobile market

Mobile network call termination

In May 2012, the ANR adopted a measure establishing the wholesale price at 0.0109 €/minute, as from July 2013. The CNMC has begun preparatory work to the analysis of this wholesale market of mobile voice call termination, therefore it is likely a final decision throughout 2016.

Mobile Virtual Network Operators

It remains in force since February 2, 2006, the consideration of Telefónica Móviles Spain, along with Vodafone and Orange, as a company with significant market power in access services and origination in public mobile telephone networks. As a consequence of this regulation Telefónica Móviles Spain has an obligation to attend any reasonable access request to its network. Currently, the CNMC is assessing the possibility of reviewing the market and the obligations imposed on it by the aforementioned resolution. It expected that this analysis will be carried out throughout 2016.

Wholesale (physical) to network infrastructure access and wholesale broadband access

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

For the business segment, the consultation proposes to oblige Telefónica de España to offer its wholesale broadband access services both on the copper and fiber network, throughout the national territory.

The CNMC has referred the proposal to the European Commission in November 2015, having received the approval to the end of December 2015, so that this proposal can be modified in the final decision, which is expected for the first quarter of 2016.

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

The European Commission initiated a state aid investigation and concluded that such funding mechanism did not constitute illegal state aid. Against this decision, Telefónica de España and Telefónica Móviles España, filed an appeal before the European Court of Justice. By judgment issued on July 11, 2014, the European Court has entirely rejected the appeals which Telefónica filed against the decision of the European Commission. Telefónica has not appealed to the Court of Justice of the EU. The situation cannot be considered definitive yet because DTS filed before the Court of appeal, where Telefónica de España and Telefónica Móviles España are interveners in support of DTS, and a judgment decision is expected.

Acquisition of Distribuidor Oficial de Televisión, S.A. (DTS)

Under the April 22, 2015 resolution the CNMC authorized the acquisition of the exclusive control of DTS (Distribuidor Oficial de Televisión, S.A.) by Telefónica de Contenidos, S.A.U. As a result of such authorization the new entity assumed a set of obligations for 5 years (commitments), which briefly are: i) the obligation to make available a wholesale offer of channels with premium content, that allows the replicability of Telefónica retail Pay TV offer; ii) prohibition of including period of permanence clause in contracts for Pay TV packages; iii) the prohibition of attract DTS customers for a period of two months; iv) the obligation to keep at least three international routes uncongested with three Internet Connectivity Providers; v) the prohibition of formalize exclusive contracts exceeding three years with content providers.

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

Market reviews

Following a market review, mobile termination rates for the four national mobile communications operators (Vodafone, Telefónica United Kingdom, EE and H3G) are subject to controls based on the pure long-run incremental cost (pure LRIC) approach. The present mobile wholesale termination rate is 0.680 ppm and this will be subject to a reduction of CPI-26.3% and 3.1% from April 1, 2016, and April 1, 2017, respectively.

Licenses

The main licenses and concessions to use spectrum are shown in the table at the end of this Annex. Following a direction from the Government, Ofcom adopted, in September 2015, to raise the annual license fee for the use of spectrum in the 900MHz and 1800 MHz bands, from the previous level of 15.6 million pounds per annum, to 48.7 million pounds per annum. On January 30, 2015, following negotiations with the UK Government, all the UK mobile operators, including Telefónica UK, accepted an amendment to their 900MHz and 1800MHz licences, requiring each of them to meet a 90% geographic coverage obligation for voice and text services.

Following consultation and further representations, on December 3, 2015, OfCom announced that has decided to award of 2.3 GHz and 3.4 GHz spectrum after decisions have been made by the relevant competition authorities, in relation to the proposed merger between Telefónica UK Limited and Hutchison 3G UK Limited.

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

Acquisition of E-Plus

On August 29, 2014, the European Commission granted the final authorization for the acquisition of E-Plus. In the course of the merger clearance process, Telefónica Deutschland agreed to a set of remedies which fully address the European Commission’s competition concerns. In this regard, Telefónica committed to sell upfront 20 percent of its mobile network capacity via Bitstream Access to an MVNO and give the opportunity to acquire up to 10 percent additional network capacity. Accordingly, Telefónica Deutschland signed a corresponding contract with Drillisch. Furthermore, to enable a potential entry into the German market, Telefónica offers to make available to one party a package of 2.1 and 2.6. GHz frequencies, mobile sites, national roaming and a passive site sharing. This package is offered to any third party which has declared a respective interest until the end of 2014 and to Drillisch Group up to 2019 (see below). In addition, existing contracts with wholesale partners will be extended until 2025, the transition to a different guest network operator will be facilitated and, as of June 30, 2016 MVNOs / service providers will be granted access to 4G.

Licenses

The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.

On July 4, 2014 and September 25, 2015, BNetzA adopted a decisions concerning the frequency aspects of the Telefónica Deutschland Holding AG merger with E-Plus Mobilfunk GmbHCo KG (E-Plus) obliging Telefónica Deutschland (the surviving entity after the merger takes place) to terminate some rights of use of the spectrum in the 1800 MHz band by June 30, 2016 instead of December 31, 2016, for those 1800 MHz spectrum frequencies Telefónica Deutschland has not reacquired at the abovementioned auction proceeding. The remaining 1800 MHz spectrum band that was not reacquired was returned at the end of 2015.

The German regulator also announced that it will perform a frequency distribution analysis, and determine whether any additional action is needed, particularly in the area of the 2GHz spectrum band granted to Telefónica Deutschland.

Market reviews

Mobile termination rates

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

Following BNetzA’s latest MTR decisions, the new prices have gradually decreased from 0.0172 euro/minute to 0.0166 euro/minute from December 1, 2015 until the end of November 2016.

Fixed termination rates (FTR)

In its FTR decisions, BNetzA has based its calculations on an approach which takes account of common costs, disregarding the “Pure LRIC” approach which is recommended by the EU Commission and which does not take account of such common costs. In its latest FTR decisions, BNetzA has set FTR for all market players at 0.0024 euro until December 31, 2016.

Agreement with Deutsche Telekom on transfer of 7,000 rooftop sites

In the course of its network integration with E-Plus, Telefónica Deutschland is transferring 7,000 redundant mobile telephone sites to Deutsche Telekom. The contract with Deutsche Telekom signed in July 2015, allows to save massive dismantling cost. The transaction was closed on October 1, 2015. Telefónica Deutschland can use the rooftop sites without restrictions until they become unnecessary through the integration of Telefónica Deutschland and E-Plus networks. Amongst other measures, with these savings, Telefónica Deutschland can leverage resources to expand its LTE network.

Agreement with Deutsche Telekom on access to their NGA platform

Since July 2012, Deutsche Telekom offers a wholesale bitstream access model (VDSL contingent model), which in April 2014 has been developed further to include newly built VDSL and vectoring accesses. In this sense, Deutsche Telekom and Telefónica Deutschland signed a contract regarding the model on December 6, 2012. In addition, Telefónica Deutschland and Deutsche Telekom entered into a final and binding agreement on December 20, 2013 with regard to fixed-line broadband services. Such agreement foresees the transition from Telefónica Deutschland’s “ADSL” infrastructure to the advanced network infrastructure of Deutsche Telekom (the so-called “next generation access platform” or NGA platform) which will enable Telefónica Deutschland to offer its customers high-speed internet products with data transfer rates of up to 100Mbit/s. The completion of the transition to Deutsche Telekom’s NGA platform is expected for 2019.

Brazil

General legislative framework

The delivery of telecommunications services in Brazil is subject to regulation under the regulatory framework provided in the General Telecommunications Law enacted in July 1997. The National Agency for Telecommunications, (Agência Nacional de Telecomunicações or ANATEL), is the principal regulatory authority for the Brazilian telecommunications sector.

Licenses

The main licenses and authorization to use spectrum are shown in the table at the end of this Annex.

In Brazil, concessions are awarded for providing services under the public regime, while authorizations are granted for providing private regime services. The only service provided under both regimes is the Commuted Fixed Telephony Service (CFTS). All other services are provided under the private system.

In the state of São Paulo, Telefônica Brasil provides local and national long-distance Commuted Fixed Telephony Service (STFC) under the public regime, through a concession agreement. The current concession agreement dated from December 22, 2005, was renewed on January 1, 2006, and will be valid until December 31, 2025. In principle, the assets assigned to the provision of the services described in the public concession agreement are considered reversible assets; the scope of such reversibility is subject to a complex debate at different instances.

On December 15, 2010, ANATEL released a public consultation proposing the amendment of clause 3.2 of the concession agreement. It resulted in the approval of Resolution No. 559 published on December 27, 2010, that establishes new revisions for the concession agreement, on the dates May 2, 2011, December 31, 2015 and December 31, 2020.

The June 30, 2011 the company revised its concession agreement and entered into new contracts for local and long distance services with the new conditions imposed on the company. On June 27, 2014, ANATEL issued a public consultation for the current revision of the concession agreement and publication of the definitive conditions (which might deal, among others, with the abovementioned reversibility issue, universalization goals and, in general, the obligational regime of the concessionaire) and that were to be published in 2015, but has been postpone until April 2016. In addition, current reversibility regulations will be reviewed by ANATEL, which is expected to issue a discussion public consultation in the near future. Definitive regulations might be issued in the second half of 2016.

Publication of the new Plano Geral de Metas de Universalização (PGMU) is also still pending and it is expected to occur, as well, in April 2016. The last “PGMU” was published on June 30, 2011 and applies to the 2011-2015 period. This sets goals for public phones, low cost fixed-lines and coverage density in rural and poor areas with 2.5GHz/450 MHz spectrum band.

In the remaining states of Brazil, Telefônica Brasil provides local, and long-distance and international CFTS service, personal mobile service, and broadband multimedia communication services (which includes the provision of fixed broadband connections) and Pay TV services, all under the private regime.

Radiofrequencies authorizations, for its turn, are granted for a limited period of time (maximum of 20 years, renewable once). The most important radiofrequencies authorizations held by Telefônica Brasil are those associated with the exploitation of mobile services and are described in the licenses section.

In 2014, ANATEL auctioned Radiofrequencies licenses in the 700MHz frequency and Telefônica Brasil acquired the license to use one of the bands. According to the bidding notice, the winning parties were required to incorporate an independent entity that will manage the whole refarming process of the 700MHz (currently, the band occupied by the free-to-air analog broadcasters). Winning parties shall also provide such entity with the financial and operational resources to provide equipment and support for the broadcasters and the final users (which, subject to certain conditions, will be entitled to receive Digital TV receivers). Federal regulation establishes a timeline to implement such refarming which is scheduled to be concluded by December 2018.

In December 2015, ANATEL auctioned the spectrum lots remaining in the 1800 MHz, 1900 MHz, 2500 MHz and 3500 MHz bands, where Telefónica acquired seven lots of 2.5 GHz frequency band. These lots are associated to six different States, five of them in the capital cities of the States of São Paulo, Rio de Janeiro, Porto Alegre, Florianópolis, and Palmas and one in an interior city of the State of Mato Grosso do Sul. Such frequencies will be used for provision of mobile broadband service on 4G.

In relation to the acquisition of GVT, according to Brazilian law, the transaction was approved by Brazilian regulators ANATEL and CADE. On December 22, 2014, and on March 25, 2015, ANATEL fully approved the transaction, respectively and imposed certain obligations including (1) the maintenance of current GVT services and plans within the same geographic scope in which GVT operates today, requiring, in addition, that the successor company expand its operations to at least ten new municipalities within three years beginning on January 26, 2015; and (2) the waiver of the FSTS license held by GVT within 18 months of ANATEL’s decisions, because regulations establish that the same economic group cannot hold more than one FSTS license in the same geographic area.

Telefónica understands that the obligations imposed do not compromise the terms of the GVT acquisition or its value.

Interconnection, tariffs and prices

Interconnection among public networks is mandatory in Brazil. Generally, parties can freely negotiate the terms and conditions about technical points, economic discounts and rights/obligations, of the interconnection agreements. Interconnection rates for fixed network operator identified as operator with significant market power (SMP) (Res. 588/2012) are adopted by ANATEL; the interconnection rates for the use of mobile operators networks (Res. 438/2006), may be agreed between the parties. However, if the parties fail to reach a consensus, particularly regarding charges to fixed operators (Res. 576/2011), ANATEL imposes the rates to be used.

Therefore, further to the abovementioned Resolutions 438/2006 and 588/2012, the following asymmetric measures to the operators with significant market power (SMP) were established:

(a) Operators without SMP are entitled to charge fixed termination fees up to 20% higher than the highest fee adopted by fixed operators with SMP in the same region (despite the fact that there is a pending administrative proceeding before ANATEL challenging such disposition).

(b) Operators without SMP are entitled to charge mobile termination fees (VU-M) up to 20% higher than the highest VU-M adopted by mobile operators with SMP in the same region.

Moreover, on November 8, 2012, ANATEL published the General Plan of Competition Goals (PGMC), which, in general, provides ex-ante obligations for SMP telecommunications providers that are deemed critical for the development of competition in the telecommunications industry. These ex-ante obligations include measures of price transparency and market conditions, and specific rules for composition of conflicts between agents, such as: (i) mandatory submission and approval of reference offers in the wholesale market, and an offer of warranty service to certain players, and (ii) transparency measures such as the creation of a Data Base and Wholesale Supervisor Entity.

The Telefónica Group, including VIVO, has been identified as an operator with SMP in the following markets: (i) fixed network infrastructure access for data transmission in copper pairs or coaxial cables at speeds up to 10 Mbps in the region of São Paulo, (ii) wholesale fixed network infrastructure to transport local and long distance transmission at speeds up to 34 Mbps in the region of São Paulo, (iii) passive towers, ducts and trenches infrastructure throughout Brazil; (iv) call termination on mobile network in Brazil, and (v) national roaming market throughout Brazil.

Also, as far as mobile termination rates (VU-M) are concerned, the PGMC established that they shall observe the following scheme: the reference VU-M value applicable to a provider belonging to a Group declared with SMP within the mobile termination market shall be based on the model of incremental costs.

Further, ANATEL’s Resolution No. 649 of February 12, 2015, changed Article 42 of the Appendix I of the PGMC, and established a decreasing Bill and Keep between SMP and the non-SMP operators: [from 80/20 % between 2013 and 2015, 75/25% between 2015 and 2016, 65/35% between 2016 and 2017, 55/45 % between 2017 and 2018, 50/50 % between 2018 and 2019 and Full billing in 2019 when the definitive cost-oriented-model fees shall be in force. Such Resolution has been challenged in courts without a definitive outcome.

Accordingly, the VU-M values (in Brazilian reáis) for 2016 applicable to Telefônica Brasil are the following: i) Region I: 0.09317 ii) Region 2: 0.10309 iii) Region 3: 0.11218.

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

Mexico

General regulatory framework

In Mexico, the provision of telecommunication services is governed by the Constitution and the Federal Telecommunication and Broadcasting Law, published on July 14, 2014, among others.

The Federal Telecommunications Institute (IFT) is the authority responsible for the regulation, promotion and supervision of the use, development and exploitation of radio spectrum, networks and the provision of broadcasting services and telecommunications as well as the antitrust authority for broadcasting and telecommunications sectors.

IFT as the Mexican national authority in communications and broadcasting sectors, declared in 2014 the “América Móvil Group” a preponderant operator in the telecommunications market, imposing it specific measures asymmetric obligations in order to avoid damaging competition and free competition within these measures the obligation not charge for calls terminating on its network and a set of Reference Offers for: leasing of dedicated links, access and shared use of passive infrastructure in fixed and mobile networks, mobile virtual network operators (MVNOs), Roaming and local loop unbundling.

Furthermore, on August 26, 2015 was established by the Consumers Affair Authority a special division on Telecommunications affairs to monitor, coordinate, control, substantiate and resolve conciliation, arbitration and infringements, review, modification and grant the use of adhesion contracts in terms of Federal Consumer Act.

Licenses

The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.

Pegaso PCS, SA de C.V. (Pegaso PCS) has multiple licences to use a Public Telecommunications Network and the use of spectrum for the provision of mobile local service nationwide, while T Grupo de Telecomunicaciones Mexicanas, SA de C.V. (GTM) has concessions to install, operate and explore a public telecommunications network long distance, national and international (July 6, 2003); changing the title of the network to provide basic local services and public telephony (March 28, 2006); concession to provide pay television service (DTH) and data transmission via satellite in the KU band (January 6, 2011) as well as data transmission services via satellite, KA Band (August 6, 2012); and, finally, granting rights to exploit the transmission and reception of signals of frequency bands associated with foreign satellites -WILDBLUE 1, ANIK F2- (August 6, 2012) and Amazonas-3. (December 19, 2013).

On October 7, 2015 GTM executed an agreement whereby such company assigned to Telefónica International Wholesale Services México, S.A. de C.V. (formerly Media Networks México Soluciones Digitales, S.A. de C.V.) all rights and obligations derived from the concession to grant the restricted televisión service (DTH) and transmission of data through satellite in KU band (January 6, 2011), subject to the corresponding authorization of the authority.

On October 15, 2015 executed a license exchange agreement (swaps) of frequency bands pursuant to articles 104 and 106 last paragraph of LFTy R, in which AT & T Norte, S. de RL de CV held, AT & T Digital, S. de RL de CV and AT&T Desarrollo en Comunicaciones de México, S. de R.L. de C.V. (Concesionarios AT & T) Pegaso PCS gave six blocks of 5 + 5 MHz in the range 1850-1910 MHz / 1930-1990 MHz concession in Regions 2, 3, 4, 6, 7 and 9, in turn gave Pegaso PCS the AT & T Dealers six blocks of 5 + 5 MHz concession in the range 1735-1740 MHz / 2135-2140 MHz in Regions 2, 3, 4, 6, 7 and 9, which continue use by the Concesionarios AT & T under a lease agreement for migrate its users. The IFT granted the authorization on December 15, 2015.

Prices and tariffs

Tariffs charged to customers are not regulated. They are set by mobile operating companies and must be registered with IFT, in order to be enforced. Since January 1, 2015, operators in Mexico are not allowed to charge for national long distance services.

Interconnection

In 2011, the Federal Telecommunications Commission (Cofetel) ruled resolutions to interconnections disputes reducing mobile termination rates (MTR). These resolutions were appealed by Telefónica México, such proceedings have not been resolved yet.

During 2015, “IFT” ruled several resolutions regarding interconnection disputes reducing even more the MTR for 2012-2015. Telefónica México appealed such resolutions. However they have not been resolved yet. On October 1, 2015, the IFT published in the Official Gazette the MTR that shall be used to resolve interconnection disputes regarding the MTR for 2016 ($ 0.1869 Mexican pesos per minute), this tariff was calculated by IFT using a Pure LRIC method. Telefónica filed an appeal which have not been resolved yet.

On May 27, 2015, Telefónica Mexico and Axtel-Avantel signed an interconnection agreement in which the parties set the MTR applicable for 2005 to 2011, this agreement meant the ending of the disputes concerning MTR for such periods.

Furthermore, on June 21, 2012, CIADI Secretary-General declared admissible the international arbitration presented by Telefónica, S.A. against Mexican United States. Telefónica, S.A. formulated their lawsuit memorial, on September 20, 2013, by virtue of which claim for damages incurred as a consequence of the resolutions to interconnections disputes, issued by different Mexican regulatory and administrative bodies, of mobile termination rates. Mexican United States answered on February 28, 2014. The arbitration hearing will be held the week of April 25, 2016.

Foreign ownership/restrictions on transfer of ownership

Since the amendments to the Constitution published in June 2013 foreign investment (FDI) up to one hundred percent in telecommunications is allowed.

Competition law

The Federal Law of Economic Competition published on May 23, 2014, its regulations and the “Regulatory Provisions of the Federal Law of Economic Competition for telecommunications and broadcasting published by the IFT on January 12, 2015, constitute the applicable regulatory framework by the IFT in terms of economic competition for the broadcasting and telecommunications sectors.

Venezuela

Licenses

The main licenses and concessions to use spectrum are shown in the table at the end of this Annex. In the auction process of the 4G frequencies, Telefónica was awarded an extension of the general habilitation from 2025 to 2029.

On November 28, 2015, the 14 transport concessions expired. In these concessions were more than 11,000 microwave links that support much of the operation of Telefónica Venezolana. In this way, on June 4, 2015 a formal request was sent to CONATEL for the renewal of these 14 concessions.

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

In the framework of the Enabling Act in force in Venezuela until November, 2014, an Organic Law on Fair Prices was published in January 2014, limiting to natural and legal persons of public and private law, nationals or foreigners, who develop economic activities in Venezuela, the profit margin of the sales prices of goods and services set to a maximum of 30% of its operating costs. This Fair Prices Act was amended

In this regard, the National Superintendency for the Defense of Social and Economic Rights (SUNDDE) issued on October 27, 2015, the Order No. 70/2015, which establishes the duty of marking the Maximum Retail Price (MRP) of goods and services sold in the Venezuelan territory, which shall be fixed by the producer or importer, taking into account the profit margins on operating costs approved by the SUNDDE (30% for producers / providers and up to 60% for the chain of intermediation).

Interconnection

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

Trafic charges

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

On December 21, 2015 the regulator notified a traffic charges update, responding to the need to protect international telecommunications as a public service of interest and preserve the development of the sector. This action seeks to mitigate the distortion of the use and the allocation of foreign exchange to telecom operators providing ILD service, while seeking to strike a balance in the balance of payments.

Competition law

The Antimonopoly Law Decree published on November 18, 2014, reformed the "Law for the Promotion and Protection of Free Competition” of 1992, now including principles of Justice and Democratization as well as the promotion and protection of public enterprises, associative forms of state and communal, as provided in the “Plan de la Patria” (plan of the country). Some changes to highlight are the modification of the basis for calculating penalties which now must be calculated on the value of the annual gross income of the offender.

Chile

General regulatory framework

The General Telecommunications Law No. 18168 of 1982, as amended, establishes the legal framework for the provision of telecommunications services in Chile. The main regulatory authority in Chile is SUBTEL (the Under-Secretary of Telecommunications). On February 13, 2014, the Regulation on Telecommunications Services was published and came into force on June 14, 2014, and regulated a number of new services as Internet, Pay TV, etc.

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

On April 15, 2015, SUBTEL published in Official Journal the Digital Broadcasting TV Plan. Moreover, the Congress of Chile approved a draft project that forbids contracts granting exclusivity in the use of pipelines and internals installations needed for the provision of telecommunications facilities for the buildings and condominiums. Additionally, the project regulates the use of the facilities that connect with the internal network and provide access for buildings. It is pending by Subtel and the Ministry of Housing and Urban Development the promulgation of the Regulation in this area.

Licenses

The main licenses and concessions to use spectrum are shown in the table at the end of this Annex. Additionally, Telefónica Chile has been granted licenses of public local phone services, Voice Over Internet Protocol services and mobile satellite. Telefónica Empresas Chile has a license for providing TV Services. Telefónica Larga Distancia holds long distance concessions and to install and operate the national fiber optic network.

2.6 GHz concession established an obligation for TMCH to provide a wholesale service to Mobile Virtual Operators, for what the latter had to published a completely Facilities Offer (including prices), available in non-discriminatory terms.

In September 2015, it was published in the Official Journal the Decree No. 71/2015 of the Ministry of Transport and Telecommunications, which granted to TMCH a service concession for transmitting data on 713-748 MHz and 768-803 MHz frequency bands. TMCH has awarded a block of frequencies at a national level of 2x10 MHz through a bidding procedure. In addition of providing the data transmission service, additional obligations are set, like provide wholesale services to OMV, provide national roaming wholesale services, provide data transmission wholesale service, provide services to determined 2 routes, 366 locations and 158 municipal and supported schools. The deadline for project start commercial services expires on September 14, 2017 and for locations, routes and compulsory schools expires on March 14, 2017.

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

Under national Telecommunication Law, the structure, level and indexing of maximum tariffs that can be charged are set by a Supreme Decree issued by Transports, Economy, Development and Tourism Ministry (hereinafter, “The Ministries). The Ministries set maximum tariffs under efficient operator model basis.

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

Furthermore, a Tariff Decree regarding fixed termination rate was adopted for the period 2014-2019. The new tariff came into force on May 8, 2014, and it apply a reduction of 37% from the one demanded the previous period. Regarding the mobile network, a Tariff Decree has been approved for the period 2014-2019. Such Tariff Decree came into force on January 25, 2014, and it imply a reduction of 76.4% from the previous tariffs.

Competition law

The principal regulation concerning competition in Chile is Decree No. 211 of 1973, whose current text was established in Law Decree Nº 1 of 2005 (Ministry of Economía, Fomento y Reconstrucción). The Competition Tribunal deals with infringements of competition law.

Through General Instruction No. 2 (IG2) of December 18, 2012, the Competition Tribunal imposed that mobile phone companies cannot commercialize plans with a different price for the on-net and off-net calls, as of the effective date of the mobile Tariff Decree over access charges (on January 25, 2014). In addition, fixed and mobile service packages with discounts are authorized as of the in-service date of the LTE concession (on March 28, 2014).

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

Argentina

General regulatory framework

The basic legal framework for the provision of telecommunications services in Argentina is set forth in the National Telecommunications Law (No. 19798) of 1972 and in the specific regulations governing each type of telecommunications service. These regulations have been modified by Law “Argentina Digital” No. 27078 issued on January 7, 2015. This new legal framework declared of public interest the development and regulation of Information Technology, Communications and its associated resources (hereinafter TIC`s). Thus, this law becomes the specific regulatory regime for the free market and includes rules on interconnection, universal service and radio spectrum, and sets out the principles of network neutrality and gives the companies of technology, information and communications, the possibility of providing broadcasting services (except satellite infrastructure), and set a single license system.

The Argentine telecommunications industry was overseen by following regulatory authorities:

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

Argentina Digital Act created the Federal Authority for Information Technologies and Communications, as the Authority for the Act Implementation and it was constituted as the continuation of SECOM and CNC. Its functions were: regulation, control, oversight and verification in ICTs.

Recently, the Government approved the Decree N° 267/2015, published in the Official Gazette on January 4, 2016, which amended the Argentina Digital Act, and dissolved the Federal Authority for ICTs and Communications and created the National Communication Agency (ENACOM), which is the continuation of the Federal Authority for ICTs and Communications.

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

Otherwise, Nº 27078 Argentina Digital Act ruled that the Telecommunication Licensees may require a license to provide Subscription Television Services, except those provided through satellite link. Nevertheless, from the promulgation of the Decree N° 267/2015, amending the aforementioned Act, some Telecommunication Licensee, including Telefónica de Argentina S.A. y Telefónica Móviles Argentina S.A., might provide the Broadcasting service by subscription after 2 years as from January 1, 2016, renewable for another year.

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

Colombia

General regulatory framework

In Colombia, telecommunications are a public service, subject to state regulation and oversight. Law 1341/09 (Technologies of Information and Communications Law) reformed the legal framework, establishing the general regime for information and communication technologies. Under this law, providers of network and telecommunications services in Colombia must register with the Information and Communication Technologies Minister. In addition, operators must obtain a concession from the National Television Authority (previously a Commission) in order to provide television services. The Colombian telecommunications regulator is the Comisión de Regulación de Comunicaciones or CRC.

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

The ICT Ministry issued Resolution 597 on March 27, 2014, to renew 850 MHz/1900 MHz licenses for 10 additional years. The reversion of assets (other than the radio frequencies, which is clear that must be returned) and its scope, are being discussed in the context of the liquidation of the concession contract , taking into consideration the terms of the contract, and the Constitutional Court’s review of Law 422 of 1998, and Law 1341 of 2009. Discussions about this issue were planned to have finished by November 2015, but the negotiations have not yet concluded. Discussions on the matter concluded on February 16, 2016. The ITC Ministry has announced that is going to convene the Arbitral Tribunal, in accordance with what was agreed upon in the contract. To date, the content of the claim is unknown.

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

Prices and tariffs

The Technologies of Information and Communications Law, provides for free pricing system for communication service, unless there are market failures or quality problems. The regulation issued previously remained and applies to prices for calls from fixed to mobile (ceiling) that depends on changes in rates of mobile access, being the reason why during 2015 it was 104.16 Colombian pesos. In Resolutions No. 4002 and 4050 of 2012, the dominant operator was obliged to remove the differential charge in “on net” and “off net” calls, and for this reason the terms and conditions for adjusting the offer to consumers were dictated.

On December 30, 2014, the Colombian regulator (CRC) enacted Resolution 4660 establishing a gradual reduction for MTRs. The glide path initiates in 2015 at 32.88 Colombian pesos per minute representing a decrease of 41.7% and then descends approximately 42.2% in 2016 and 42.2% in 2017 (each such reduction being as compared to the previous year). This regulatory measure also imposes asymmetric MTRs to the dominant provider (the América Móvil Group), imposing the final rate established in the glide path from 2015 to 2017. The CRC also regulated the charges for national roaming and the SMS termination rates, setting a reduction of 41.5% in 2015, 39.6% in 2016 and 43.3% in 2017 (each such reduction being as compared to the previous year).

Regulation in quality and users’ protection

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

In July 2012, the Peruvian Congress approved the Law of Promotion of the Broad Band and Construction of the National Fiber Optic Backbone, Law No. 29904. This Law declares of public necessity: (i) the construction of the National Fiber Optic Backbone which will be entitled to the government to make possible the connectivity by the broad band, and; ii) the access and use of the infrastructure associated with the public services of energy and hydrocarbon to facilitate the display of the telecommunication network for the provision of the broad band. In addition, Law No. 29904 implies that operators of electric, transport and hydrocarbon infrastructure projects will have to install fiber optic that will be entitled to the State and will be given in concession to other telecommunication operators. Also establishes that a percentage of the capacity of the National Fiber Optic Backbone will be reserved for the Government to satisfy its necessities. Additionally, this Law incorporated the obligation to the internet services providers to comply with the Net Neutrality regulations. In 2013, Regulation of the Law of Promotion of the Broadband and Construction of the National Fiber Optic Backbone stipulated that OSIPTEL must approve all restrictions of traffic, service or application. The regulation of OSIPTEL is pending.

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

Although the cable distribution broadcasting service concessions have expired (filed in February 2012), they are still valid while the renew proceedings are still pending.

Prices and tariffs

Tariffs for fixed telephony services must be approved by OSIPTEL (National Regulatory Authority) and in accordance with a price cap formula based on a productivity factor. Rates charged by mobile providers to their customers have been subject to a free tariff regime supervised by OSIPTEL. Tariffs must be reported to OSIPTEL prior to implementation.

On September 9, 2015, OSIPTEL fixed in 0.0016 per second 0.0960 per minute the maximum rate applicable to local calls made from Telefónica del Perú S.A.A.’s fixed telephones to mobile networks for personal and trunked communications. This new rate is in force since September 11, 2015.

On April 1, 2015, OSIPTEL sets new values for the mobile termination rates ending the previous asymmetry between Telefónica del Perú and Claro, but not to the asymmetry with Entel and Viettel. The new MTRs that apply to Telefónica del Perú and Claro until January 2018 are 1.76 cents / min ($), representing a reduction of 46%.

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

Law No. 30083 was approved in September 2013, which seeks to strengthen competition in the public mobile market service by introducing mobile virtual network operators (MVNOs) and mobile rural infrastructure operators (MRIO). Mobile network operators must allow MVNOs access (when requested) to their elements and network services for a fee and should provide – through the MRIO network, upon request - public mobile services in rural areas as long as they do not own infrastructure deployed at these locations. Mobile network operators may have no legal or economic ties with MVNO accessing their network. Therefore, in principle, no Telefónica Group company could operate as a MVNO within its own network. Mobile network operators must offer MVNOs their wholesale services on terms no less favorable or discriminatory. In August 2015, it was published the Regulations of the Act which states the rights and obligations of both mobile network operators (OMR) and Mobile Virtual Network Operators (MVNO) and also includes instances of denial of access and interconnection, the provisions applicable to the issuance of mandate access and interconnection arrangements obtaining of licenses to OMV and OIMR, the system of penalties and provisions for Mobile Operators Rural Infrastructure (OIMR).

Ecuador

General legislative framework

On December 17, 2014 the National Assembly approved the new Telecommunications Act. The mentioned law was referred to the Executive for the Veto, and was sanctioned in February 2015. Finally, on February 18, 2015, the referred Telecommunication Act was published in the Official Journal and came into force on the same day.

The National Secretary of Telecommunications and the National Counsel of Telecommunications were replaced by a single regulatory and control body: the Agency for the Regulation and Control of Telecommunications.

Licenses

The main licenses and concessions to use spectrum are shown in the table at the end of this Annex. In addition, on February 18, 2015, Telefónica Ecuador reached an agreement with the Ecuadorian government to purchase 2x25 MHz of spectrum in 1900 MHz band.

OTECEL.S.A. has a concession for providing fixed and mobile carrier services (portadores) that expires in 2017, and can be renewed for an additional period of 15 years. The different licenses for providing added-value mobile services and Internet access services (mobile) expire in 2021. Nowadays, this license has been renewed until June 2, 2021, and may be extended for 10 years more. When the concession for mobile services expires (2023), the renewal of the enabling title or the concession of a new one are subject to a negotiation with the Government. Otherwise, assets assigned to the mobile services provision will revert to the State in exchange for a fee.

Prices and rates

The retail prices of voice services and Short Message Service (SMS) are regulated through established tariff ceilings that are incorporated in the Concession Agreement. The wholesale prices are not regulated; however, at the end of 2014 CONATEL (National Council of Telecommunications) issued the Rules of Procedure of Mobile Virtual Network Operators, and the Rules of Procedure of National Automatic Roaming which allow the intervention of the regulator in setting wholesale prices for MVNOs and the National Automatic Roaming.

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

Main concessions and licenses held by the Telefónica Group

Below it is included a list of concessions and licenses to use spectrum for mobile services in each country.

EUROPE	Frequency	Bandwidth (MHz)	Year of Exp. Date		Technology (5)(6)
Spain	800 MHz	20	2031		4G
	900 MHz	29.6	2030		2G/3G
	1800 MHz	40	2030		2G/4G
	1900 MHz (TDD)	5	2020		t.b.d.
	2100 MHz	29.6	2020	(1)	3G
	2600 MHz	40	2030		4G
	3.5 GHz	40	2020	(2)	WiMAX
UK	800 MHz	20	Indefinite	(3)	4G
	900 MHz	34.8	Indefinite		2G/3G
	1800 MHz	11.6	Indefinite		2G
	1900 MHz (TDD)	5	Indefinite		t.b.d.
	2100 MHz	20	Indefinite		3G
Germany	700 MHz	20	2033		4G
	800 MHz	20	2025		4G
	900 MHz	20	2033		2G
	1800 MHz	49.6	2016	(4)	2G/4G
	1800 MHz	20	2033		2G/4G
	1800 MHz	20	2025		2G/4G
	1900 MHz (TDD)	5	2025		t.b.d.
	1900 MHz (TDD)	5	2020		t.b.d.
	2000 MHz (TDD)	14.2	2025		t.b.d.
	2100 MHz	39.6	2020		3G
	2100 MHz	30	2025		3G
	2600 MHz	60	2025		4G
	2600 MHz (TDD)	20	2025		4G
	3.5 GHz	84	2021		WiMAX / 4G
(1) Expected extension until April 18, 2030.
(2) Restricted to Fixed applications; expected extension until 2030.

(3) Initial term 20 years.

(4) The BNetzA decided on September 25, 2015 to require the operator to return, between January 1, 2016 and June 30, 2016, the 49.6 MHz of spectrum that was not reacquired in the 2015 auction.

(5) In Europe, service and technology neutrality is applicable to all spectrum bands from 2016 in accordance with European Regulation. However, in Germany and Spain, licenses granted before 2010 (which have not been reissued or renewed yet) were associated to a concrete technology and deployment; therefore a request must be made to the national regulator, who would carry out a review on market impact, before implementing service and technology neutrality. Nevertheless, in Spain all the licenses granted before May 25, 2011 will become neutral from May 25. 2016.

(6) t.b.d. (to be defined) indicates where the technology is not defined yet.

BRAZIL	Frequency	Bandwidth (MHz)		Year of Exp. Date		Technology (10)(11)
Brazil (9)	450 MHz	14		2027	(1)	t.b.d./4G
	700 MHz	20		2029		4G
	850 MHz	25	(2)	2020-2028	(3)	2G/3G
	900 MHz	5	(4)	2023	(5)	2G
	1800 MHz	20	(6)	2023	(5)	2G
	1900 MHz	10	(7)	2022		2G
	2100 MHz	30	(8)	2023		3G
	2500 MHz	40		2027		4G
(1) SP State (towns with CN 13 to 19), MG and North East (AL, CE, PB, PE, PI, RN e SE).
(2) Except regions 2’, 4’, 6’, 7’ and 10. (3) Regional licenses: expiration and renewal dates are dependent on the region. RJ was renewed in 2005 with expiration in 2020.
(4) Only in regions 3, 4, 4’, 5, 6, 7, 8 and 9. Not in regions 1, 2, 2’, 5’, 6’, 7’ and 10.
(5) MG Interior (4’) expiration date 2020; the remaining licenses will expire in 2023.
(6) 20 MHz is the most common bandwidth, but it is higher in some regions (up to 50 MHz).
(7) Only in regions 2’, 6’, 7’ and 10. These frequencies must be changed to 2100 MHz band (3G) before March 2016, subject to approval by Anatel.
(8) Regions 2’, 6’, 7’, and 10 currently have 20 MHz. Changing 1900 MHz to 2100 MHz will result in 30 MHz in all regions.
(9) Telefônica Brasil uses high frequency spectrum in all regions of Brazil; the same will apply with low frequency spectrum once the 700 MHz frequency is usable. Until then, the operator uses spectrum in low frequencies spectrum in all regions of Brazil except in region 10 (Northeast of Brazil). Regional codes are included in Annex 1.
(10) In Brazil, technology neutrality is applicable to all Telefónica spectrum holdings. (11) t.b.d. (to be defined) indicates where the technology is not defined yet.

HISPANOAMÉRICA	Frequency	Bandwidth (MHz)	Year of Exp. Date		Technology (18)(19)
Argentina	700 MHz	20	2030		4G
	850 MHz (AMBA)	30	Indefinite		2G/3G
	850 MHz (South)	25	Indefinite		2G/3G
	1900 MHz (AMBA)	20	Indefinite		2G
	1900 MHz (North)	50	Indefinite		2G/3G
	1900 MHz (South)	25	Indefinite		2G/3G
	1700 MHz/2100 MHz	20	2029		4G
	3.5 GHz	50	Indefinite	(1)	t.b.d.
Chile	700 MHz	20	2045		4G
	850 MHz	25	Indefinite		2G/3G
	1900 MHz	30	2032/2033	(2)	2G/3G
	2600 MHz	40	2043		4G
	3.5 GHz	50	2037	(3)	WiMAX
Colombia	850 MHz	25	2024		2G/3G
	1700 MHz/2100 MHz	30	2023		4G
	1900 MHz	15	2024		2G/3G
	1900 MHz	15	2021		2G/3G
Ecuador	850 MHz	25	2023		2G/3G
	1900 MHz	60	2023		2G/3G/4G
Mexico(4)	850 MHz (Reg. 1, 2, 3, 4)	20	2025		3G
	850 MHz (Monterrey and surrounding area)	1.92	2025		3G
	1900 MHz (Reg. 1)	40	2018/2030	(5)	2G/4G
	1900 MHz (Reg. 2)	50	2018/2030	(6)	2G/4G
	1900 MHz (Reg. 3 and 7)	60	2018/2025/2030	(7)	2G/3G/4G
	1900 MHz (Reg. 4)	50	2018/2030	(8)	2G/4G
	1900 MHz (Reg. 5)	50	2018/2025/2030	(9)	2G/3G/4G
	1900 MHz (Reg. 6)	60	2018/2030	(10)	2G/3G/4G
	1900 MHz (Reg. 8)	30	2018/2025	(11)	2G/3G/4G
	1900 MHz (Reg. 9 – Mexico City)	70	2018/2025/2030	(12)	2G/3G/4G
Peru	450 MHz	10	2028	(13)	2G
	850 MHz	25	2030	(14)	2G/3G
	900 MHz (Lima & Callao)	10	2028		2G (fixed)
	900 MHz (Rest of provinces)	16	2028	(15)	2G/4G (fixed)
	1700 MHz/2100 MHz	40	2033		4G
	1900 MHz (Lima & Callao)	25	2030		2G/3G
	1900 MHz (Rest of provinces)	25	2018		2G/3G
	3.5 GHz	50	2027	(13)	P-MP (proprietary)
Uruguay	850 MHz	25	2024		2G/3G
	1900 MHz	20	2022/2024	(16)	2G/3G
	1900 MHz	40	2033		3G/4G
Venezuela	850 MHz	25	2022		2G/3G
	1900 MHz	50	2022		2G/3G
	1700 MHz/2100 MHz	20	2029		4G
	2600 MHz	40	2029		4G
	3.5 GHz	50	2026	(13)	WLL
Costa Rica	850 MHz	10.6	2026		3G
	1800 MHz	30	2026		2G/4G
	2100 MHz	20	2026		3G
El Salvador	850 MHz	25	2018		2G/3G
	1900 MHz	30	2021		2G/3G
Guatemala	1900 MHz	80	2034		2G/3G/4G
Nicaragua	700 MHz	40	2023		4G
	850 MHz	25	2023		2G/3G
	1900 MHz	60	2023		2G/3G
	1700 MHz/2100 MHz	40	2023		4G
Panama	700 MHz	20	2036		4G
	850 MHz	25	2036	(17)	2G/3G
	1900 MHz	20	2036	(17)	2G/3G
(1) Only in 37 locations. Restricted to Fixed applications.
(2) 20 MHz expires in November 2032; 10 MHz in April 2033.
(3) Only in Aysén and Punta Arenas. (4)Two different communication licences, one expires in 2018, the other expires in 2030. Regional codes are included in Annex 2.
(5) 30 MHz expires in 2018; 10 MHz in 2030. (6) 30 MHz expires in 2018; 20 MHz in 2030. (7) 10 MHz expires in 2018; 20 MHz expires in 2025; 30 MHz expires in 2030.

(8) 40 MHz expires in 2018; 10 MHz in 2030.

(9) 10 MHz expires in 2018; 20 MHz expires in 2025; 20 MHz expires in 2030.

(10) 30 MHz expires in 2018; 30 MHz expires in 2030.

(11) 10 MHz expires in 2018; 20 MHz expires in 2025.

(12) 30 MHz expires in 2018; 10 MHz expires in 2025; 30 MHz expires in 2030.

(13) Restricted to Fixed applications. (14) Provinces of Lima and Callao: expiration date of March 2030; rest of provinces in December 2030.
(15) Used in rural areas.
(16) 10 MHz expires in 2022; 10 MHz in 2024.
(17) Renewal agreement reached in February 2014.
(18) In Telefónica Hispanoamérica, technology neutrality is applicable to all Telefónica spectrum holdings. (19) t.b.d. (to be defined) indicates when the technology is not defined yet.

Besides the spectrum assets included in the above tables, Telefónica owns other assets of spectrum used for other services.

ANNEX 1

BRAZIL’S SPECTRUM PORTFOLIO: MEANING OF THE STATES, REGIONS AND SECTORS ACRONYMS
Acronym	State
AC	Acre
AL	Alagoas
AP	Amapá
AM	Amazonas
BA	Bahia
CE	Ceara
DF	Distrito Federal
ES	Espírito Santo
GO	Goiás
MA	Maranhão
MT	Mato Grosso
MS	Mato Grosso do Sul
MG	Minas Gerais
PA	Pará
PB	Paraíba
PR	Paraná
PE	Pernambuco
PI	Piauí
RJ	Rio de Janeiro
RN	Rio Grande do Norte
RS	Rio Grande do Sul
RO	Rondônia
RR	Roraima
SC	Santa Catarina
SP	São Paulo
SE	Sergipe
TO	Tocantins

Regions	States & towns included in the regions
1	SP (Capital)
2	SP (Interior)
2'	SP - towns of sector 33 of the GPLG
3	RJ y ES
4	MG
4'	MG - towns of sector 3 of the GPLG
5	PR y SC
5'	PR - towns of sector 20 of the GPLG
6	RS
6'	RS - towns of sector 30 of the GPLG
7	AC, DF, GO, MS, MT, RO y TO
7'	GO - towns of sector 25 of the GPLG
8	AM, AP, MA, PA y RR
9	BA y SE
10	AL, CE, PB, PE, PI y RN

Sectors	GPLG - general plan of the licenses granted (geographic areas that correspond to the sectors)
1	RJ
2	MG - except towns included in sector 3
3	MG - towns of Araporã, Araújo, Campina Verde, Campo Florido, Campos Altos, Canálopis, Capinópolis, Carmo do Paranaíba, Carneirinhos, Centralina, Comendador Gomes, Conceição das Alagoas, Córrego Danta, Cruzeiro da Fortaleza, Delta, Frutal, Gurinhatã, Ibiraci, Igaratinga, Iguatama, Indianópolis, Ipiaçú, Itapagipe, Ituiutaba, Iturama, Lagamar, Lagoa Formosa, Lagoa Grande, Limeira D’Oeste, Luz, Maravilhas, Moema, Monte Alegre de Minas, Monte Santo de Minas, Nova Ponte, Nova Serrana, Papagaios, Pará de Minas, Patos de Minas, Pedrinópolis, Pequi, Perdigão, Pirajuba, Pitangui, Planura, Prata, Presidente Olegário, Rio Paranaíba, Santa Juliana, Santa Vitória, São Francisco de Sales, São José da Varginha, Tupaciguara, Uberaba, Uberlândia, União de Minas & Vazante
4	ES
5	BA
6	SE
7	AL
8	PE
9	PB
10	RN
11	CE
12	PI
13	MA
14	PA
15	AP
16	AM
17	RR
18	SC
19	PR –except towns included of sector 20
20	PR – towns of Londrina and Tamarana
21	MS – except the town integranting of sector 22
22	MS – town of Paranaíba
23	MT
24	TO y GO – except towns included in sector 25
25	GO – towns of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão
26	DF
27	RO
28	AC
29	RS
30	RS – towns of Pelotas, Capão do Leão, Morro Redondo and Turuçu
31	SP – except towns included in sector 33
33	SP – towns of Altinópolis, Aramina, Batatais, Brodosqui, Buritizal, Cajuru, Cássia dos Coqueiros, Colômbia, Franca, Guaíra, Guará, Ipuã, Ituverava, Jardinópolis, Miguelópolis, Morro Agudo, Nuporanga, Orlândia, Ribeirão Corrente, Sales de Oliveira, Santa Cruz da Esperança, Santo Antônio da Alegria and São Joaquim da Barra

ANNEX 2
Mexico spectrum portofolio: meaning of the region numbers
Region 1	Baja California: Baja California, Baja California Sur, Sonora (San Luis Río Colorado).
Region 2	Sinaloa, Sonora (excluding San Luis Río Colorado).
Region 3	Chihuahua, Durango, Coahuila de Zaragoza (Torreón, San Pedro, Matamoros, Francisco I. Madero, Viesca).
Region 4	Nuevo León, Tamaulipas, Coahuila de Zaragoza (excluding municipalties of the North Region).
Region 5	Chiapas, Tabasco, Yucatán, Quintana Roo, Campeche.
Region 6	Jalisco (excluding municipalties of the Central Region), Michoacán de Ocampo, Nayarit, Colima.
Region 7	Guanajuato, San Luis Potosí, Zacatecas, Querétaro de Arteaga, Aguascalientes, Jalisco (Lagos de Moreno, Encarnación de Díaz, Teocaltiche, Ojuelos de Jalisco, Colotlán, Villa Hidalgo, Mezquitic, Huejuquilla el Alto, Huejúcar, Villa Guerrero, Bolaños, Santa María de los Ángeles).
Region 8	Veracruz-Llave, Puebla, Oaxaca, Guerrero, Tlaxcala.
Region 9	State of México, Distrito Federal, Hidalgo, Morelos.