Form 20-F
period 2016-12-31
TELEFONICA S A
filed 2017-02-23
CIK 814052

As filed with the Securities and Exchange Commission on February 23, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, nominal value 1.00 euro per share* American Depositary Shares, each representing one Ordinary Share	New York Stock Exchange New York Stock Exchange

Guarantees** by Telefónica, S.A. of the $700,000,000 Fixed Rate Guaranteed Senior Notes Due 2017; $500,000,000 Floating Rate Guaranteed Senior Notes Due 2017; $1,250,000,000 Fixed Rate Guaranteed Senior Notes Due 2018; $1,000,000,000 Fixed Rate Notes Due 2019; $1,400,000,000 Fixed Rate Guaranteed Senior Notes Due 2020; $1,500,000,000 Fixed Rate Guaranteed Senior Notes Due 2021; $750,000,000 Fixed Rate Guaranteed Senior Notes Due 2023; $2,000,000,000 Fixed Rate Guaranteed Senior Notes Due 2036; each of Telefónica Emisiones, S.A.U.; and of the $1,250,000,000 Fixed Rate Guaranteed Senior Notes Due 2030 of Telefónica Europe, B.V.	New York Stock Exchange

●	Not for trading, but only in connection with the listing of American Depositary Shares, pursuant to the requirements of the New York Stock Exchange.

●●	Not for trading, but only in connection with the listing of the $700,000,000 Fixed Rate Guaranteed Senior Notes Due 2017; $500,000,000 Floating Rate Guaranteed Senior Notes Due 2017; $1,250,000,000 Fixed Rate Guaranteed Senior Notes Due 2018; $1,000,000,000 Fixed Rate Notes Due 2019; $1,400,000,000 Fixed Rate Guaranteed Senior Notes Due 2020; $1,500,000,000 Fixed Rate Guaranteed Senior Notes Due 2021; $750,000,000 Fixed Rate Guaranteed Senior Notes Due 2023; and $2,000,000,000 Fixed Rate Guaranteed Senior Notes Due 2036; each of Telefónica Emisiones, S.A.U., and the $1,250,000,000 Fixed Rate Guaranteed Senior Notes Due 2030 of Telefónica Europe, B.V. (each a wholly-owned subsidiary of Telefónica, S.A.)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each class of capital stock of Telefónica, S.A. at December 31, 2016 was:

Ordinary Shares, nominal value 1.00 euro per share: 5,037,804,990

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large Accelerated Filer ☒	Accelerated Filer ☐	Non-accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐	U.S. GAAP

☒	International Financial Reporting Standards as issued by the International Accounting Standards Board

☐	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this Annual Report can be identified, in some instances, by the use of words such as “will,” “shall,” “target,” “expect,” “aim,” “hope,” “anticipate,” “should,” “may,” “might,” “assume,” “estimate,” “plan,” “intend,” “believe” and similar language or other formulations of a similar meaning or, in each case, the negative formulations thereof. Other forward-looking statements can be identified in the context in which the statements are made or by the forward-looking nature of discussions of strategy, plans or intentions. These statements appear in a number of places in this Annual Report including, without limitation, certain statements made in “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and include statements regarding our intent, belief or current expectations with respect to, among other things:

•	the effect on our results of operations of competition in telecommunications markets;

•	trends affecting our business financial condition, results of operations or cash flows;

•	ongoing or future acquisitions, investments or divestments;

•	our capital expenditures plan;

•	our estimated availability of funds;

•	our ability to repay debt with estimated future cash flows;

•	our shareholder remuneration policies;

•	supervision and regulation of the telecommunications sectors where we have significant operations;

•	our strategic partnerships;

•	the potential for growth and competition in current and anticipated areas of our business; and

•	the outcome of pending or future litigation or other legal proceedings.

Such forward-looking statements are not guarantees of future performance and involve numerous risks and uncertainties, and actual results may differ materially from those anticipated in the forward-looking statements as a result of various factors. The risks and uncertainties involved in our businesses that could affect the matters referred to in such forward-looking statements include but are not limited to:

•	changes in general economic, business or political conditions in the domestic or international markets in which we operate or have material investments that may affect demand for our services;

•	exposure to currency exchange rates, interest rates or credit risk related to our treasury investments or in some of our financial transactions;

•	existing or worsening conditions in the international financial markets;

•	the impact of new accounting standards current, pending or future legislation and regulation in countries where we operate, as well as any failure to renew or obtain the necessary licenses, authorizations and concessions to carry out our operations and the impact of limitations in spectrum capacity;

•	compliance with anti-corruption laws and regulations and economic sanctions programs;

•	customers’ perceptions of services offered by us;

•	the potential effects of technological changes and sector trends;

•	failure of suppliers to provide necessary equipment and services on a timely basis;

•	the impact of unanticipated network interruptions including due to cyber-security actions;

•	the effect of reports suggesting that electromagnetic fields may cause health problems;

•	the impact of impairment charges on our goodwill and assets as a result of changes in the regulatory, business, economic or political environment;

•	potential liability resulting from our internet access and hosting services arising from illegal or illicit use of the internet, including the inappropriate dissemination or modification of consumer data; and

•	the outcome of pending or future litigation or other legal proceedings.

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

“Data ARPU” is the average data revenues per user per month. Data ARPU is calculated by dividing total data revenues from sources such as Short Message Service (SMS), Multimedia Messaging Services (MMS), other mobile data services such as mobile connectivity and mobile Internet, premium messaging, downloading ringtones and logos, mobile mail and wireless application protocol (WAP) connectivity from sales to customers for the relevant period by the weighted average number of accesses for the same period, and then dividing by the relevant period.

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

Our consolidated financial statements as of December 31, 2015 and 2016, and for the years ended December 31, 2014, 2015 and 2016 included elsewhere in this Annual Report including the notes thereto (the “Consolidated Financial Statements”), are prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Retrospective revisions

The consolidated income statement and cash flow data for the years ended December 2014 and 2015 (and also for the years ended December 2012 and 2013 in “Item 3. Key Information―Selected Financial Data”) included in this Annual Report has been retrospectively amended to show the reclassification of the results attributable to our operations in the United Kingdom as continuing operations.

On March 24, 2015, Telefónica, S.A. reached an agreement with Hutchison Whampoa Group for the acquisition of Telefónica’s operations in the United Kingdom “O2 UK”. In accordance with IFRS 5, companies under the sale agreement were classified as a disposal group held for sale at that date, and their operations qualified as discontinued operations in the consolidated financial statements for the year ended December 31, 2015.

Following the European Commission’s (the “EC”) decision to prohibit such sale to Hutchison Whampoa Group, the Board of Directors of Telefónica, S.A. at its meeting on June 29, 2016 agreed that Telefónica will continue to explore different strategic alternatives for O2 UK to be implemented when market conditions are deemed appropriate. Given that the execution of a sale transaction is less certain, Telefónica’s operations in the United Kingdom are no longer presented as discontinued operations and the respective assets and liabilities cease to be classified as held for sale. Thus, these items are presented line by line in the Consolidated Financial Statements. Comparative financial information has been amended accordingly.

In addition, our 2015 and 2014 financial information by operating segment has been amended to reflect our current reporting structure: Telefónica Spain, Telefónica United Kingdom, Telefónica Germany, Telefónica Brazil and Telefónica Hispanoamérica (formed by the Group’s operators in Argentina, Chile, Peru, Colombia, Mexico, Venezuela, Central America, Ecuador and Uruguay), which is the same as our organizational structure prior to the elimination of our Telefónica United Kingdom operating segment, which was approved by the Board of Directors of Telefónica, S.A. on February 26, 2014.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following table presents certain selected consolidated financial data. It is to be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, “Item 4. Information on the Company—Business Overview” and the Consolidated Financial Statements. The consolidated income statement and cash flow data for the years ended December 31, 2014, 2015 and 2016 and the consolidated statement of financial position data as of December 31, 2015 and 2016 set forth below are derived from, and are qualified in their entirety by reference to the Consolidated Financial Statements.

The consolidated income statement and cash flow data for the year ended December 31, 2015 set forth below has been retrospectively amended in 2016 to show the reclassification of the results attributable to our operations in the United Kingdom as continuing operations and is not derived from Telefónica, S.A.’s consolidated financial statements for such year, which are not included herein. See “Presentation of Certain Financial Information―Retrospective revisions”.

The consolidated income statement and cash flow data for the year ended December 31, 2014 set forth below is derived from Telefónica, S.A.’s consolidated financial statements for that year. The consolidated statement of financial position data as of December 31, 2014 set forth below have been retrospectively amended to show the finalization of the purchase price allocation for the acquisition of E-Plus and is not derived from Telefónica, S.A.’s consolidated financial statements for such year, which are not included herein. See “Presentation of Certain Financial Information―Retrospective revisions”.

The consolidated statement of financial position as of December 31, 2012 and 2013 and the consolidated income statement and cash flow data for the years ended December 31, 2012 and 2013 set forth below are derived from Telefónica, S.A.’s consolidated financial statements for such years, which are not included herein.

Our Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB.

The basis of presentation is described in detail in Note 2 to our Consolidated Financial Statements.

Millions of euros	2012	2013	2014	2015	2016
Revenues	62,356	57,061	50,377	54,916	52,036
Other income	2,323	1,693	1,707	2,011	1,763
Supplies	(18,074)	(17,041)	(15,182)	(16,547)	(15,242)
Personnel expenses	(8,569)	(7,208)	(7,098)	(10,349)	(8,098)
Other expenses	(16,805)	(15,428)	(14,289)	(16,802)	(15,341)
Depreciation and amortization	(10,433)	(9,627)	(8,548)	(9,704)	(9,649)
OPERATING INCOME	10,798	9,450	6,967	3,525	5,469
Share of profit (loss) of investments accounted for by the equity method	(1,275)	(304)	(510)	(10)	(5)
Net finance expense	(3,062)	(2,696)	(2,519)	(2,341)	(2,706)
Net exchange differences	(597)	(170)	(303)	(268)	487
Net financial expense	(3,659)	(2,866)	(2,822)	(2,609)	(2,219)
PROFIT BEFORE TAX	5,864	6,280	3,635	906	3,245
Corporate income tax	(1,461)	(1,311)	(383)	(155)	(846)
PROFIT AFTER TAX FROM CONTINUING OPERATIONS	4,403	4,969	3,252	751	2,399
PROFIT FOR THE YEAR	4,403	4,969	3,252	751	2,399
Attributable to equity holders of the Parent	3,928	4,593	3,001	616	2,369
Attributable to non-controlling interests	(475)	(376)	251	135	30
Weighted average number of shares-Basic (thousands)(1)	4,847,311	4,872,974	4,850,311	5,070,588	5,060,519
Basic and diluted earnings per share attributable to equity holders of the parent (euro)(1)	0.81	0.94	0.58	0.07	0.42
Basic and diluted earnings per ADS (euro)(1)	0.81	0.94	0.58	0.07	0.42
Weighted average number of ADS-Basic (thousands)(1)	4,847,311	4,872,974	4,850,311	5,070,588	5,060,519
Dividends per ordinary share (cash and scrip) (euro)	0.83	0.35	0.75	0.75	0.75
Dividends per ordinary share (cash and scrip) ($) (2)	1.06	0.47	0.98	0.83	0.82
Consolidated Statement of Financial Position Data
Cash and cash equivalents	9,847	9,977	6,529	2,615	3,736
Property, plant and equipment	35,021	31,040	33,156	33,910	36,393
Total assets	129,773	118,862	122,348	120,329	123,641
Non-current liabilities	70,601	62,236	62,318	60,509	59,805
Equity net	27,661	27,482	30,321	25,436	28,385
Capital stock	4,551	4,551	4,657	4,975	5,038
Consolidated Cash Flow Data
Net cash provided by operating activities	15,213	14,344	12,193	13,615	13,338
Net cash used in investing activities	(7,877)	(9,900)	(9,968)	(12,917)	(8,208)
Net cash used in financing activities	(1,243)	(2,685)	(4,041)	(3,612)	(4,220)

(1)	The per share and per ADS computations for all periods presented have been reported using the weighted average number of shares and ADSs, respectively, outstanding for each period, and have been adjusted to reflect the stock dividends which occurred during the periods presented, as if these had occurred at the beginning of the earliest period presented and have also been adjusted for mandatorily convertible notes issued in 2014. In accordance with IAS 33 (“Earnings per share”), the weighted average number of ordinary shares and ADSs outstanding for each of the periods covered has been restated to reflect the issuance of shares pursuant to Telefónica’s scrip dividend in June 2012, December 2014, December 2015 and December 2016. As a consequence, basic and diluted earnings per share have also been restated from 2012 to 2015.

(2)	Quantities in U.S. dollars are calculated in accordance with the conversion rate published by the Depositary (Citibank, N.A.) in connection with each dividend payment.

Exchange Rate Information

As used in this Annual Report, the term “Noon Buying Rate” refers to the rate of exchange for euro, expressed in U.S. dollars per euro, in the City of New York for cable transfers payable in foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes. The Noon Buying Rate certified by the New York Federal Reserve Bank for the euro on February 10, 2017 was $1.065= 1.00 euro. The following tables describe, for the periods and dates indicated, information concerning the Noon Buying Rate for the euro. Amounts are expressed in U.S. dollars per 1.00 euro.

Noon Buying Rate

Year ended December 31,	Period end	Average (1)	High	Low
2012	1.3186	1.2909	1.3463	1.2062
2013	1.3779	1.3303	1.3816	1.2774
2014	1.2101	1.3155	1.3816	1.2447
2015	1.0859	1.1032	1.2015	1.0524
2016	1.0552	1.1075	1.1516	1.0375
2017 (through February 10, 2017)	1.0650	1.0661	1.0802	1.0416

Source: Federal Reserve Bank of New York.

(1)	The average of the Noon Buying Rates for the euro on the last day reported of each month during the relevant period.

Noon Buying Rate

Month ended	High	Low
August 31, 2016	1.1334	1.1078
September 30, 2016	1.1271	1.1146
October 31, 2016	1.1212	1.0866
November 30, 2016	1.1121	1.0560
December 31, 2016	1.0758	1.0375
January 31, 2017	1.0794	1.0416
February 10, 2017 (through February 10, 2017)	1.0802	1.0650

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

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The Telefónica Group’s business is affected by a series of intrinsic risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The main risks and uncertainties facing the Company which could affect its business, financial position, reputation, corporate image and brand and its results of operations, must be considered jointly with the information in the Consolidated Financial Statements, and are as follows:

Group-Related Risks

Worsening of the economic and political environment could negatively affect Telefónica’s business.

Telefónica's international presence enables the diversification of its activities across countries and regions, but it exposes Telefónica to various legislation, as well as to the political and economic environments of the countries in which it operates. Any adverse developments or even uncertainties in this regard, including exchange-rate or sovereign-risk fluctuations, may adversely affect the Company’s business, financial position, cash flows and results of operations and/or the performance of some or all of the Group's financial indicators.

Economic conditions may adversely affect the level of demand of existing and prospective customers, as they may no longer deem critical the services offered by the Group.

Growth in Europe and financial stability may be affected by political uncertainty in some European countries due to upcoming general elections, a possible revival of the crisis in Greece, restructuring of the banking sector and due to the impact of steps taken towards an EU banking union and a capital markets union. In particular, the British exit process from the European Union following the vote to leave in the recent referendum, will require an adjustment of the economy to whatever new trade and investment relationships are put in place in the future, with the consequences in the meantime being uncertainty regarding investment, activity and financial market volatility. In 2016, the Telefónica Group obtained 24.5% of its revenues in Spain (22.6% in 2015), 14.4% in Germany (the same percentage as in 2015) and 13.2% in United Kingdom (14.3% in 2015).

In Latin America, there is an increasing exchange rate risk brought on by external factors such as increasing interest rates in the United States amid still low commodity prices and doubts about growth and imbalances in China; as well as internal factors as a consequence of the still high fiscal and external deficits in the most important Latin American countries or the low liquidity in exchange markets as it is the case in Argentina.

Some of the most significant macroeconomic risk factors in the region affect Mexico, as it is the country with the highest commercial and financial exposure to the United States. In this sense, increasing interest rates and the possible overhaul of trade agreements between both countries could imply higher restrictions on imports into the United States that would affect negatively the economic activity in Mexico.

Brazil is undertaking several measures principally focused on adjusting its public finances. A constitutional amendment limiting public spending has been approved and the government has submitted a new social security reform bill to Congress. However, the possibility of a new bout of political turmoil, which could weaken the support of the reforms, is not negligible. While signs of stabilization have emerged, economic growth continues to be negative and the unemployment rate has hit double digits, having a sizable effect on consumption spending. Moreover, despite financing external needs have decreased, internal needs are still high. All these elements have led to new downgrades to the country’s credit rating during 2016, which now is below investment grade.

In countries such as Chile, Colombia and Peru, the recent uptick in commodity prices is having a positive impact on its fiscal and external accounts, but growth continues to be below its potential level due to the lower external inflows, which have affected investment and, to a lower extent, consumption.

In Argentina, the new government is focused on resolving Argentina’s macroeconomic and financial imbalances and on recovering international confidence. Although reforms taking place may have positive effects in the medium term, short term risks persist, including exchange rate risk, especially due to the high inflation rate amid an economic contraction.

During 2016, Telefónica Hispanoamérica represented 24.2% of the Telefónica Group's revenues (26.2% in 2015), of which 23.8% proceeded from revenues in Argentina, 19.9% in Peru and 17.2% in Chile. During 2016, Telefónica Brazil represented 21.3% of the Telefónica’s Group revenues (20.1% in 2015). In this respect, approximately 30.4% of the Group's revenues were generated in countries that do not have investment grade status (in order of importance, Brazil, Argentina, Ecuador, Nicaragua, Venezuela, Guatemala, Costa Rica and El Salvador), and other countries are only one notch away from losing this threshold.

“Country risk” factors include the following, among others:

•	unexpected adverse changes in regulation or administrative policies, including changes that modify the terms and conditions of licenses and concessions and their renewal (or delay their approval);

•	abrupt exchange rate movements;

•	high inflation rates;

•	expropriation or nationalization of assets, adverse tax decisions, or other forms of state intervention;

•	economic-financial downturns, political instability and civil disturbances; and

•	maximum limits on profit margins imposed in order to limit the prices of goods and services through the analysis of cost structures (for example, in Venezuela, a maximum profit margin has been introduced that is set annually by the Superintendence for Defense of Socioeconomic Rights).

Any of the foregoing may adversely affect the business, financial position, results of operations and cash flows of the Group.

The Group's financial condition and results of operations may be adversely affected if it does not effectively manage its exposure to foreign currency exchange rates or interest rates.

At December 31, 2016, 50.8% of the Group's net debt (in nominal terms) was pegged to fixed interest rates for over a year, while 20% was denominated in a currency other than the euro. At December 31, 2016, the net financial debt ratio in Latin American currencies was 13%.

To illustrate the sensitivity of financial expenses to a change in short-term interest rates at December 31, 2016: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica has a financial position at that date would lead to an increase in financial expenses of 232 million euros for the year ended December 31, 2016, (ii) whereas a 100 basis points decrease in interest rates in all currencies (even if negative interest rates are reached), would lead to a reduction in financial expenses of 201 million euros for the year ended December 31, 2016. These calculations were made assuming a constant currency and balance position equivalent to the position at year end taking into account the derivative financial instruments arranged.

According to the Group's calculations, the impact on results arising from a 10% depreciation of Latin American currencies against the US dollar and a 10% depreciation of other global currencies against the euro, excluding the pound sterling, would result in exchange losses of 43 million euros for the year ended December 31, 2016, primarily due to the depreciation of the Venezuelan bolívar and, to a lesser extent, the Argentinean peso. These calculations were made assuming a constant currency financial position with an impact on profit or loss for the year ended December 31, 2016, including derivative instruments in place.

During 2016, Telefónica Brazil represented 24.6% (27.0% in 2015), Telefónica Hispanoamérica represented 23.0% (32.9% in 2015) and Telefónica United Kingdom represented 11.3% (14.6% in 2015) of the operating income before depreciation and amortization (OIBDA) of the Telefónica Group.

The Telefónica Group uses a variety of strategies to manage this risk, among others the use of financial derivatives, which themselves are also exposed to risk, including counterparty risk. However, the Group's risk management strategies may not achieve the desired effect, which could adversely affect the Group's business, financial condition, results of operations and cash flows.

Existing or worsening conditions in the financial markets may limit the Group’s ability to finance, and consequently, the ability to carry out its business plan.

The performance, expansion and improvement of the Telefónica Group's networks, the development and distribution of the Telefónica Group's services and products, the implementation of Telefónica's strategic plan and new technologies, the renewal of licenses or the expansion of the Telefónica Group's business in countries where it operates, may require a substantial amount of financing.

A decrease in the liquidity of Telefónica, a difficulty in refinancing maturing debt or raising new funds as debt or equity could force Telefónica to use resources allocated to investments or other commitments to pay its financial debt, which could have a negative effect on the Group's business, financial condition, results of operations and/or cash flows.

Funding could be more difficult and costly in the event of a significant deterioration of conditions in the international or local financial markets due to the uncertainties regarding the hikes in interest rates on the part of the US Federal Reserve and the oil prices instabilities, or if there is an eventual deterioration in the solvency or operating performance of Telefónica.

At December 31, 2016, gross financial debt scheduled to mature in 2017 amounted to 13,326 million euros (which includes the net position of derivative financial instruments and certain current payables), and gross financial debt scheduled to mature in 2018 amounted to 7,195 million euros.

In accordance with its liquidity policy, Telefónica has covered its gross debt maturities over the next twelve months with cash and credit lines available at December 31, 2016. Telefónica’s liquidity could be affected if market conditions make it difficult to renew existing undrawn credit lines, 8% of which, at December 31, 2016, were scheduled to mature prior to December 31, 2017.

In addition, given the interrelation between economic growth and financial stability, the materialization of any of the economic, political and exchange rate risks referred to above could lead to a negative impact on the availability and cost of Telefónica’s financing and its liquidity strategy, which could have a negative effect on the Group’s business, financial condition, results of operations and/or cash flows.

Adoption of new accounting standards could affect reported results and financial position.

Accounting Standardization Bodies and other authorities may periodically change accounting regulations that govern the preparation of the Group’s consolidated financial statements. Those changes could have a significant impact on the way the Group accounts and presents its financial position and its operating income. In some instances, a modified standard or a new requirement with retroactive nature must be implemented, which requires the Group to restate previous financial statements.

See details of the implementation of new standards and interpretations issued in Note 3 of the Consolidated Financial Statements. In particular, Telefónica is required to adopt the new accounting standards IFRS15 Revenue from Contracts with Customers, effective from January 1, 2018, and IFRS 16 Leases, effective for the financial years from January 1, 2019. These standards present significant changes that could affect both the amount and moment of recognition of revenues and expenses related with certain sales transactions, as well as the accounting treatment for all lease contracts (other than short-term leases and leases of low-value assets). These changes could have a material impact on the Group’s financial statements. Such impact is under analysis as of the date of this Annual Report.

Risks Relating to the Group’s Industry

The Group operates in a highly regulated industry which requires government concessions for the provision of a large part of its services and the use of spectrum, which is a scarce and costly resource.

The telecommunications sector is subject to laws and sector-specific regulations in the majority of the countries where the Group provides its services. Additionally, many of the services the Group provides require the granting of a license, concession or official approval, which usually requires certain obligations and investments to be made, such as those relating to the acquisition of spectrum. Among the main risks of this nature are those related to spectrum regulation and licenses/concessions, rates, universal service regulation, regulated wholesale services over fiber networks, privacy, functional separation of businesses and network neutrality. The fact that the Group’s business is highly regulated both affects its revenues and imposes costs on its operations.

Thus, as the Group provides most of its services under licenses, authorizations or concessions, it is vulnerable to administrative bodies' decisions, such as economic fines for serious breaches in the provision of services and, potentially, revocation or failure to renew these licenses, authorizations or concessions, or the granting of new licenses to competitors for the provisions of services in a specific market.

In this regard, the Telefónica Group pursues its license renewals on the terms referred in their respective contractual conditions, though it cannot guarantee that it will always complete this process successfully or under the most beneficial terms for the Group. In many cases complying with certain obligations is required, including, among others, minimum specified quality, service and coverage standards and capital investment. Failure to comply with these obligations could result in the imposition of fines, revision of the contractual terms, or even the revocation of the license, authorization or concession.

Additionally, the Telefónica Group could be affected by regulatory actions carried out by the antitrust authorities. These authorities could prohibit certain actions, such as new acquisitions or specific practices, create obligations or lead to heavy fines. Any such measures implemented by the competition authorities could result in economic and/or reputational loss for the Group, in addition to a loss of market share and/or harm to the future growth of certain businesses. Regarding the merger of Telefónica Deutschland Holding AG and E-Plus, other providers such as United Internet and the regional cable operator Airdata lodged an appeal before the General Court against the decision of the EU which authorized such merger. Telefónica Deutschland has been accepted as an interested party of the process and it has presented its statements in both cases. United Internet has lodged a second appeal against the EC in relation to the content of the letter of commitment assumed by Telefónica Deutschland regarding the implementation of remedies for non-network operators. In December 2016, each of Mass Response Service GmbH and Multiconnect GmbH filed an appeal before the General Court against the decision of the EU that Telefónica Deutschland is not obliged to grant access to Full-Mobile Virtual Network Operators (“MVNO”) under the non-MNO remedy of the commitments. Telefónica Deutschland will apply for leave to intervene as an interested party.

Regulation of spectrum and access to new government licenses/concessions of spectrum

On September 14, 2016, the EC adopted, among other texts, a proposed Directive for the establishment of a European Electronic Communication Code, which could have significant implications, inter alia, for access to networks, spectrum use, auction conditions, duration and renewal of licenses, universal service, consumer protection, audiovisual services and platforms. It is estimated that the approval of such regulatory framework will take place in a year and a half.

On December 14, 2016, the European Parliament and Council agreed on a decision regarding the use and availability of the 700 MHz band. This could require new cash outflows from Telefónica between 2017 and 2022 in both the United Kingdom and Spain, where it is expected that the 700 MHz band will be available between 2020-2022. In connection with spectrum auctions for 2.3 and 3.4 GHz band, in the United Kingdom, Ofcom issued a consultation document on November 21, 2016. Responses were due by January 30, 2017, and a decision is expected in the second quarter of 2017. In Germany, the regulatory agency for electricity, gas, telecommunications, post and railway (“BNetzA”) initiated a proceeding for the demand-oriented allocation of new frequencies for the further rollout of digital 5G infrastructures, which include the timely allocation of the 2 GHz spectrum expiring at the end of 2020 and 2025 (so called UMTS spectrum) and further spectrum (inter alia 3.5 GHz). A decision about the allocation procedure is expected towards the end of 2017 and an auction may take place in 2018 or 2019.

In Latin America, spectrum auctions are expected to take place requiring potential cash outflows to obtain additional spectrum or to meet the coverage requirements associated with these licenses. Specifically, the procedures expected to take place in 2017-2018, in the relevant jurisdiction for the Group, are:

•	Mexico: An auction spectrum in the 2500 MHz band is expected to take place between the third quarter of 2017 and the second quarter of 2018. A wholesale network tender, which will offer services in the 700 MHz band was concluded on November 17, 2016. Altán was the tender winner and the commercial operations must begin no later than March 31, 2018.

•	Colombia: During 2017 the Ministry of Information Technologies and Communications published for commentaries until March 7, 2017, the project of resolution with the conditions for an auction of 70 MHz of spectrum band in 700 MHz and 5 MHz in 1900 MHz. In addition, the Ministry published a project of decree increasing the spectrum cap for lower bands to 45 MHz and 90 MHz for upper bands. The schedule for the auction has not been set yet.

•	Argentina: The Government instructed the regulatory authority to issue new regulations during 2017 to ensure the reassignment of frequencies of the radio spectrum for the provision of wireless or fixed wireless services and enables the reassignment of frequencies previously granted to other provider.

However, it is likely that some of these spectrum tender procedures will not be completed, or even initiated in the mentioned dates. In addition to the above, it may be the case that certain administrations may not yet have announced their intention to release new spectrum but may do so during 2017. The above does not include processes announced via general statements by administrations, which involve bands not key to Telefónica's needs. Furthermore, Telefónica may also seek to acquire spectrum on the secondary market where opportunities might arise.

Risks relating to concessions and licenses previously granted

The terms of concessions and licenses granted to the Group and necessary for the provision of its services may be challenged or amended by the regulators at any time, which may materially adversely affect its business, financial condition, results of operations and cash flows.

The German regulator initiated consultations in March and July 2016 on the frequency distribution after the merger between Telefónica Deutschland and E-Plus, particularly in the 2 GHz band and on the future spectrum allocation for 5G band. The result of such consultations could lead, among others, to proposals by the regulator reorganizing the spectrum that Telefónica Deutschland holds on the 2 GHz band.

In the United Kingdom, Telefónica has an obligation in its 800 MHz spectrum license to provide indoor coverage to 98% of the United Kingdom population (and 95% of the population of each of England, Wales, Scotland and Northern Ireland) and an obligation in its 900/1800 MHz spectrum license to provide voice and text services to 90% of the United Kingdom landmass, both by the end of 2017, and to be maintained, thereafter. Inherent with these obligations is a risk of Telefónica United Kingdom not meeting the required targets. Telefónica United Kingdom is actively working towards mitigating the risk through the continuous investment in an infrastructure improvement program, upgrading its 2G and 3G Networks and continued roll-out of its 4G Network.

In the state of São Paulo, Telefônica Brazil provides local and national long-distance Fixed Switched Telephony Service ("STFC") under the so-called public regime, through a concession agreement, which is expected to remain in force until 2025. In accordance with current regulations, Telefônica Brasil informed the Brazilian regulatory authority (Agencia Nacional de Telecomunicações or "ANATEL") that the net value, as of December 31, 2015, of assets assigned to the provision of STFC (which include, among others, switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment) were estimated to total 7.8 billion Brazilian reais. At December 31, 2016, this value is estimated to total 8,813,916 Brazilian reais (this value will be updated in the second half of 2017). In principle, the assets assigned to the provision of STFC were considered reversible assets. During the last months, a bill amending the regulatory framework in Brazil has been processed, establishing, among others, that such assets will no longer be reversible under the new licenses regime in exchange for significant broadband investment commitments. Recently, the processing at the Senate of such bill has been challenged before the Federal Supreme Court. Such Court and, consequently, the Senate’s governing board has decided to send the bill for voting in plenary. With the bill being sent to the plenary, it could be understood that there is no more dispute for the Supreme Court to decide upon. In case that the bill is finally approved, ANATEL will be entitled to adopt the pertinent administrative decisions for the transformation of the respective licenses with the consequent modification of the future binding obligations to STFC providers.

In Colombia, the Ministry of Information Technologies and Communications (“ITC”) issued Resolution 597 on March 27, 2014, to renew 850 MHz/1900 MHz licenses for 10 additional years. However, the reversion of assets (other than radio frequencies, which it is clear that must be returned) and its scope was widely discussed between the relevant mobile operators (including Telefónica Colombia) and the ITC in the context of the liquidation of the previous concession contract, taking into consideration the terms of the contract, and the Constitutional Court’s interpretation of Law 422 of 1998 and Law 1341 of 2009. Discussions on the matter concluded on February 16, 2016, when the ITC convened an arbitration proceeding, in accordance with in the terms of the relevant concession contract. The relevant concession holders (including Telefónica Colombia) filed a response to the claim prompted by the ITC. The arbitration process is still ongoing.

In Peru, Telefónica has concessions for the provision of the fixed-line service until November 2027. In December 2013, Telefónica filed a partial renewal request for these concessions for five more years. In December 2014 and June 2016, Telefónica also filed a renewal request for twenty more years in relation to a concession for the provision of local carrier service and one of the concessions to provide mobile-line services in provinces, respectively. As of the date of this Annual Report, the decision of the Ministry of Transport and Communications (Ministerio de Transportes y Comunicaciones) in all such proceedings is still pending and according to the legislation, the concessions subject of these procedures remain in force as long as the procedures are in progress.

Telefónica Móviles Chile, S.A. was awarded 2x10 MHz spectrum on the 700 MHz band in March 2014. A claim was brought by a consumer organization against the 700 MHz assignments. The decision by the Supreme Court on the appeal presented by such consumer organization is still pending.

During the year ended December 31, 2016, the Group’s consolidated investment in spectrum acquisitions and renewals amounted to 345 million euros.

The Group’s failure to obtain sufficient or appropriate spectrum capacity in the jurisdictions discussed above or any others in which it operates, or its inability to assume the related costs, could have an adverse impact on its ability to launch and provide new services and on Telefónica’s ability to maintain the quality of existing services, which may adversely affect the Group’s business, financial condition, results of operations and cash flows.

Regulation of wholesale and retail charges

The European Regulation 2015/2120 on Net Neutrality and Roaming was adopted on November 25, 2015. From June 15, 2017, operators may not charge roaming users within the EU an additional fee on their domestic prices for roaming calls, SMS and data services. However, in some circumstances, operators may apply consumption limits and additional surcharge under a "fair use policy". In January 2017, wholesale roaming caps have been agreed between the Council and the Parliament and the maximum wholesale caps have been set at the following limits: 0.01€/sms; 0.032€/minute; data services glide path: 7.7€/GB (June – December 2017); 6€/GB (2018); 4.5€/GB (2019); 3.5€/GB (2020); 3€/GB (2021) and 2.5€/GB (2022).

On September 14, 2016, the EC presented its proposal of the regulatory framework which, among other measures, intends to incorporate a European methodology and a European upper limit for the call-termination prices for landline phone/ mobile phone applicable in EU.

The decreases in wholesale mobile termination rates (“MTR”) in Europe are also noteworthy. In the United Kingdom, the current rate is 0.503 ppm. A further cut to 0.495 ppm will come into effect from April 1, 2017.

In Germany, on August 30, 2016, BNetzA adopted a regulatory decision, which considers with pure long run incremental cost (“LRIC”) a new cost model for the calculation of MTR. Telefónica Deutschland has appealed the decision in court, but the appeal has not yet been decided. BNetzA approved new MTR on November 30, 2016, in a provisional decision, which sets the rates to 0.011 euro/minute as of December 1, 2016, to 0.0107 euro/minute as of December 1, 2017, and to 0.0095 euro/minute as of December 1, 2018, until the end of November 2019. Before taking a final decision, the new MTR are nationally consulted and notified to the EC. There is consequently a risk that when the new MTR are approved (which will be retroactively enforceable from December 1, 2016), and with the new termination rates applicable from January 1, 2017, the rates will significantly decrease. Regarding fixed networks termination rates, BNetzA adopted at the end of January 2017 a provisional decision which establish a tariff of 0.0010 euro/minute.

In Spain, on July 1, 2016, the Spanish National Regulatory and Competition Authority (Comisión Nacional de los Mercados y la Competencia or "CNMC") initiated the process of reviewing the prices of mobile termination, with a final decision expected to be adopted during 2017.

Additionally, on January 17, 2017, the CNMC issued the analysis of the market for access and call origination on fixed networks. The CNMC maintains the obligation of Telefónica, as an operator with significant market power, to provide a wholesale interconnection offer and a wholesale line rental ("WLR"), both with cost-oriented prices regarding manufacturing costs and the adoption of a management accounting system. Telefónica is equally obliged to non-discrimination, transparency and separation of accounts. In Latin America, it is likely that MTRs will also be reduced in the short to medium term.

In Brazil, ANATEL has issued ex-ante regulations to ensure competition in the wholesale market, which includes reductions of the MTR. In this regard, the Plano Geral de Metas de Competição (“PGMC”), amended by Resolution 649/2015, established that mobile termination fees are subject to successive yearly reductions from 2016 until 2019, when the definitive cost-oriented-model fees are expected to be in force (such Resolution has been challenged in courts without a definitive outcome). On December 5, 2016, ANATEL issued a public consultation for the revision of the PGMC, which addresses changes in the relevant wholesale markets regulated by the PGMC and also in the cost-oriented model. The mentioned public consultation is available for comments until March 22, 2017.

In Mexico, on September 23, 2016, the Instituto Federal de Telecomunicaciones (“IFT”) announced that the MTRs applicable to operators different from the so-called Prevailing Economic Agent for 2017 will be 0.1906 pesos per minute, as long as the regulatory asymmetry of the Prevailing Economic Agent introduced by Mexico with the constitutional reform on 2014 and the new Federal Telecommunication Law on 2014 remains in effect.

In Colombia, the Comisión de Regulación de Comunicaciones (“CRC”) published a regulatory project for public comments in November 2016. In the project the CRC proposes a symmetric termination rate of 11.17 COP per minute and 4.3 million COP per monthly capacity from 2017 for established operators and an asymmetric termination rate of 19.01 COP per minute and 7.6 million COP per monthly capacity for challenger operators in a five-year period. The CRC also proposes regulatory measures to promote the entry of mobile virtual network operators (“MVNOs”), including the regulation of prices for the access to the mobile networks. The project is still in debate.

In Peru, the Organismo Supervisor de las Telecomunicaciones (“OSIPTEL”) started the process for the revision of the values on charges of interconnection for mobile termination of calls in telecommunication services networks in November 2016 .The new values established by OSIPTEL will apply as of the fourth quarter of 2017.

As a result of the foregoing regulatory actions, Telefónica may receive lower prices for certain of its services, which may materially adversely affect its business, financial condition, results of operations and cash flows.

Regulation of Universal Services

The Universal Service (“US”) is an economic and legal term which refers to the obligation imposed to telecommunication operators to provide a basic service to all inhabitants of a country. In general, the goal is to promote quality services availability at affordable, reasonable and fair prices, to increase the access to advances telecommunication services (such as broadband) and to move forward with the availability of such services to all customers. On its reform proposal for the regulatory framework issued on September 14, 2016, the EC seeks to modernize the Universal Services area in Europe, removing the mandatory inclusion of the traditional services (telephone boxes, directories and information services) and focusing on the provision of affordable broadband services. The EC also proposed that the US must be funded from general budgets and not from sectorial budgets. However, if this funding method does not thrive, the affordable broadband inclusion could result more expensive for the sector. In any case, it is estimated that the new regulation will not be applicable before 2020.

In Spain, the licenses of Telefónica de España and Telefónica Telecomunicaciones Públicas for the provision of USs expired on December 31, 2016. Both companies have been designated for the provision of these services from January 1, 2017.

In Brazil, on December 15, 2016, a proposal of the General Plan for Universalisation of Fixed Switched Telephony Services (“PGMU”) was approved by ANATEL.

The imposition on the Telefónica Group of additional or more onerous obligations to provide US services in the jurisdictions where it operates could have a material adverse effect on its business, financial condition, results of operations and cash flows.

Regulation of fiber networks

On February 24, 2016, the Spanish CNMC adopted a final resolution on the wholesale broadband market regulation, which raises a geographical segmentation in competitive (66 cities, 34% of total population) and non-competitive areas. It is anticipated that this resolution will last for at least four years. Its implementation is expected to result in a moderate increase of the current regulatory obligations of Telefónica in Spain, in terms of its granting of access to other operators to its fiber network and with respect to certain aspects relating specifically to the business segment (high quality bitstream service for business customers with national coverage). This Resolution has been appealed by Telefónica España. Additionally, on January 18, 2016, the CNMC adopted a resolution which approves the reference offer of the new wholesale unbundled virtual access service to Telefónica's new broadband Ethernet service (local NEBA). The NEBA service should be operative in 12 months from the date of the resolution's adoption.

Any of such obligations and restrictions could raise costs and limit Telefónica’s freedom to provide the mentioned services, which could materially adversely affect Telefónica’s business, financial condition, results of operations and cash flows.

Regulations on privacy

An intense data protection and privacy regulation may result in limitations to offer innovative digital services such as Big Data services. In Europe the new General Data Protection Regulation ("GDPR") of April 27, 2016, will be directly applicable in all member States from May 25, 2018. The GDPR introduces administrative fines of up to 4% of an undertaking’s annual global turnover for breaching the new data protection rules.

On January 10, 2017, the EC presented its proposal for a regulation on ePrivacy, which will replace the current Directive 2002/58/EC on privacy in the electronic communications sector and will complement the recently approved GDPR. The proposal also introduces administrative fines of up to 4% of an undertaking’s annual global turnover for breaching new regulations.

In October 2015, the Court of Justice of the European Union declared invalid the decision of the EC as regards the "Safe Harbor Agreement" relating to the transfer of personal data from the EU to the United States. Subsequently, the EC adopted a new decision on Privacy Shield on July 12, 2016, which considers that there is an adequate level of protection of personal data transferred from the EU to US self-certified companies complying with the Privacy Shield principles. Telefónica USA, Inc. has self-certified itself as Privacy Shield compliant. The Privacy Shield has been challenged before the EU’s General Court by civil-society groups, but the admission of their appeals is still pending.

In Brazil, the adoption of a Personal Data Protection Act is still pending, this could lead to further obligations and restrictions for operators in relation to the collection of personal data and its treatment.

Any of such obligations and restrictions could raise costs and limit Telefónica’s ability to provide certain services, which could materially adversely affect Telefónica’s business, financial condition, results of operations and cash flows.

Regulation of network neutrality

Under the principle of network neutrality applicable to Internet access services area, network operators could not establish technical or commercial restrictions regarding the terminals that can be connected or the services, or applications and contents that can be accessed or distributed through the Internet by the end user. It also refers to the non-discriminatory behaviour (e.g. non-anticompetitive) to be adopted by operators regarding the different types of Internet traffic circulating through their networks.

In Europe, the application of the so-called “net neutrality Regulation” (Regulation (EU) 2015/2120 of November 25, 2015) will be monitored by national regulatory authorities following guidance to be delivered by the European Regulatory Authority (“BEREC”) on August 30, 2016. This guidance could directly impact internet access service commercial practices (for example, some zero rating offers) and it may limit network management practices or increase transparency requirements on the Internet Access Service.

Telefónica operates in Latin American countries where net neutrality is being implemented, such as Chile, Colombia, Mexico and Peru, where OSIPTEL adopted regulations aimed at providing clear guidelines on the implementation of the net neutrality regime adopted in 2012 and in force since January 1, 2017. In Brazil, the President approved a net neutrality decree (regulating Marco Civil) on May 11, 2016. In Mexico, the IFT scheduled a public consultation to be carried out in August 2016 in respect of the guidelines that will be issued regarding net neutrality, which was postponed to the first quarter 2017. In Chile, on November 22, 2016, the Commission of Telecommunications submitted a bill for amending the Network Neutrality Act. The main changes are the establishment of rules more restricted to apply measures for traffic management and restrictive rules for “Zero Rating”. If changes to regulation such as those described above, or otherwise, occur in the various jurisdictions where the Telefónica Group operates, it could have a material adverse effect on its business, financial condition, results of operations and cash flows.

The Telefónica Group is exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs.

The Telefónica Group is required to comply with the laws and regulations of various jurisdictions where it conducts operations. In particular, the Group's international operations are subject to various anti-corruption laws, including the US Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act of 2010, and economic sanctions programs, including those administered by the United Nations, the European Union and the United States, including the US Treasury Department's Office of Foreign Assets Control. The anti-corruption laws generally prohibit providing anything of value to government officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of the Telefónica Group's business, it may deal with entities, the employees of which are considered government officials. In addition, economic sanctions programs restrict the Group's business dealings with certain sanctioned countries, individuals and entities.

Although the Group has internal policies and procedures designed to ensure compliance with applicable anti-corruption laws and sanctions regulations, there can be no assurance that such policies and procedures will be sufficient or that the Group's employees, directors, officers, partners, agents and service providers will not take actions in violation of the Group's policies and procedures (or otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which the Group or they may be ultimately held responsible. Violations of anti-corruption laws and sanctions regulations could lead to financial penalties, exclusion from government contracts, damage to the Group's reputation and other consequences that could have a material adverse effect on the Group's business, results of operations and financial condition.

Telefónica is currently conducting internal investigations covering various countries regarding possible violations of applicable anti-corruption laws. Telefónica has been in contact with governmental authorities about these matters and intends to cooperate with those authorities as the investigations continue. It is not possible at this time to predict the scope or duration of these matters or their likely outcome.

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

Telefónica may not be able to adequately foresee and respond to technological changes and sector trends.

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

Failure to do so adequately could have an adverse effect on the Group's business, financial condition, results of operations and cash flows.

New products and technologies arise constantly, and their development can render obsolete the products and services the Telefónica Group offers and the technology it uses. This means that Telefónica must invest in the development of new products, technology and services so it can continue to compete effectively with current or future competitors, which may result in the decrease of the Group's profits and revenue margins. In this respect, margins from traditional voice and data business are shrinking, while new sources of revenues are deriving from mobile Internet and connectivity services that are being launched. Research and development costs amounted to 906 million euros in 2016, representing a decrease of 14.1% from 1,055 million euros in 2015 (1,111 million euros in 2014). These expenses represented 1.7%, 1.9% and 2.2% of the Group's consolidated revenues in 2016, 2015 and 2014, respectively. These figures have been calculated using the guidelines established in the Organization for Economic Cooperation and Development ("OECD") manual. One technology that telecommunications operators, including Telefónica (in Spain and Latin America), are focused on is the new FTTx-type network, which offers broadband access using optical fiber with superior services, such as Internet speed of up to 300MB or HD television services. However, substantial investment is required to deploy these networks, which entails fully or partially substituting copper loop access with optic fiber. While an increasing demand for the capabilities offered by these new networks to end users exists, the high level of the investments requires a continuous analysis of the return on investment.

The explosion of the digital market and entry of new players in the communications market, such as MVNOs, Internet companies or device manufacturers, may cause the loss of value of certain assets, and affect the Group's ability to generate income. Therefore, it is necessary to update the business model, encouraging the pursuit of incomes and additional efficiencies to those followed traditionally. Failure to do so adequately could have an adverse effect on the Group's business, financial condition, results of operations and cash flows.

In addition, the ability of the Telefónica Group's IT systems (operational and backup) to respond to Telefónica's operating requirements is a key factor to be taken into account with respect to the commercial development, customer satisfaction and business efficiency. Any failure by the Telefónica Group’s IT systems to adequately respond to the Group’s evolving operating requirements could have an adverse effect on the Group’s business, financial condition and results of operations.

Telefónica depends on its suppliers.

The existence of critical suppliers in the supply chain, especially in areas such as network infrastructure, information systems or handsets, with a high concentration in a small number of suppliers, poses risks that may affect Telefónica's operations, and may cause legal contingencies or damages to its image in the event that inappropriate practices are produced by a participant in the supply chain.

As of December 31, 2016, the Telefónica Group depended on three handset suppliers and 12 network infrastructure suppliers, which together accounted for 80% of the awarded contracts for the year then ended. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own stock shortfalls and business requirements.

If these suppliers fail to deliver products and services to the Telefónica Group on a timely basis, it could jeopardize network deployment and expansion plans, which in some cases could adversely affect the Telefónica Group's ability to satisfy its license terms and requirements, or otherwise have an adverse effect on the Group's business, financial condition, results of operations and cash flows.

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

Telecommunications companies worldwide face increasing cybersecurity threats as businesses become increasingly dependent on telecommunications and computer networks and adopt cloud computing technologies. Cybersecurity threats include gaining unauthorized access to Telefónica's systems or inserting computer viruses or malicious software in its systems to misappropriate consumer data and other sensitive information, corrupt Telefónica's data or disrupt its operations. Unauthorized access may also be gained through traditional means such as the theft of laptop computers, portable data devices and mobile phones and intelligence gathering on employees with access.

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

There is a consensus between certain expert groups and public health agencies, including the World Health Organization that states that currently there are no established risks associated with exposure to low frequency signals in mobile communications. However, the scientific community is still investigating this issue especially with respect to mobile devices. Exposure limits for radio frequency suggested in the guidelines of the Protection of Non-Ionizing Radiation Protection Committee have been internationally recognized. The mobile industry has adopted these exposure limits and works to request authorities worldwide to adopt these standards.

Worries about radio frequency emissions may discourage the use of mobile devices and new digital services, which could cause the public authorities to implement measures restricting where transmitters and cell sites can be located, how they operate, the use of mobile telephones and the massive deployment of smart meters and other products using mobile technology. This could lead to Telefónica being unable to expand or improve its mobile network.

The adoption of new measures by governments or administrations or other regulatory interventions in this respect, and any future assessment on the adverse impact of electromagnetic fields on health, may adversely affect the business, financial conditions, results of operations and cash flows of the Telefónica Group.

Possible regulatory, business, economic or political changes could lead to asset impairment.

The Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the value of assets and cash-generating units, to assess whether their carrying values can be supported by the future expected cash flows, including, in some cases synergies allowed for in acquisition costs. Potential changes in the regulatory, business, economic or political environment may result in the need to introduce changes to estimates made and to recognize impairments in goodwill, intangible assets or fixed assets. Although the recognition of impairments of property, plant and equipment, intangible assets and financial assets results in a non-cash charge on the income statement, it could adversely affect the results of the Telefónica Group's operations. In this respect, the Telefónica Group has experienced impairments on certain of its investments, affecting its results of operations in the year in which they were experienced. In 2016, impairment losses in goodwill were recognized amounting to 215 million euros for Telefónica operations in Venezuela (124 million euros) and Mexico (91 million euros).

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

In addition, the Telefónica Group's Internet access and hosting servers could lead to claims for illegal or unlawful use of the Internet. Telefónica, like other telecommunications providers, may be held liable for any loss, transfer or inappropriate modification of the customer data stored on its servers or carried by its networks.

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

Any of the foregoing could have an adverse effect on the business, financial position, results of operations and cash flows of the Group.

Telefónica and Telefónica Group companies are party to lawsuits, tax claims, antitrust and other legal proceedings.

Telefónica and Telefónica Group companies are party to lawsuits, tax claims, antitrust and other legal proceedings in the ordinary course of their businesses, the financial outcome of which is unpredictable. An adverse outcome or settlement in these or other proceedings could result in significant costs and may have a material adverse effect on the Group's business, financial condition, results of operations, reputation and cash flows. In particular, the Telefónica Group is party to certain judicial tax proceedings in Peru concerning the clearance of certain previous years' income tax, in respect of which a contentious-administrative appeal is currently pending and to certain tax proceedings in Brazil, primarily relating to the ICMS (a Brazilian tax on telecommunication services) and to the Corporate Tax. Further details on these matters are provided in Notes 17 and 21 of the Consolidated Financial Statements.

Item 4. Information on the Company

A. History and Development of the Company

Overview

Telefónica, S.A., is a corporation duly organized and existing under the laws of the Kingdom of Spain, incorporated on April 19, 1924. We:

•	Are a diversified telecommunications group which provides a comprehensive range of services through one of the world’s largest and most modern telecommunications networks;

•	Are focused on providing telecommunications services; and

•	operate principally in Europe and Latin America.

The following significant events occurred in 2016:

•	On January 12, 2016, DTS and Mediaproducción, S.L.U. reached an agreement for the broadcasting of the thematic pay TV channel called "BeIN Sports LaLiga" with contents of the Spanish national league championship first and second division and the Copa del S.M. el Rey, corresponding to the three seasons 2016/17, 2017/18 and 2018/19. The total value of the agreements relating to those channels amounted to 2,400 million euros.

•	On January 28, 2016, Telefónica announced that its subsidiary Telefónica de España signed the first Collective Agreement of Related Companies, which was supported by the largest trade unions. Telefónica Móviles España and Telefónica Soluciones were also parties to this agreement. The agreement contemplates, among other elements, an "Individual Employment Suspension Plan" for their respective employees, the implementation of which is entirely voluntary in the period from 2016-2017. All employees who fulfil the following criteria are eligible to participate in the plan: (i) employees must have been employed as of January 1, 2015, (ii) as of the date of the agreement, such employees must have worked for the Group 15 years or more, and (iii) as of December 31, 2017, such employees must be at least 53 years old. In relation to the aforementioned plan. Telefónica has opened the registration period for employees to sign up to the plan and the value of the recognized expenses resulting from the plan was approximately 2,896 million euros (see “Item 6. – Directors, Senior Management and Employees”).

•	On February 11, 2016, Telefónica announced the creation of Telxius Telecom, S.A., a company which brings together certain infrastructure assets of the Group, which is intended to enable the management of the Telefónica Group’s infrastructure on a global scale with a more specialized and focused approach, with the aim of increasing the services provided to other operators, improving the return on capital invested and allowing Telxius Telecom, S.A. to participate more actively in the growth opportunities that exist in the industry, including the possibility of incorporating third party assets.

•	On April 8, 2016, the Board of Directors of Telefónica, S.A. resolved to adopt the following resolutions:

-	To propose to the next General Shareholders’ Meeting the appointment of PricewaterhouseCoopers Auditores S.L. as statutory auditor for the annual accounts of Telefónica, S.A. and its consolidated group of companies for the years 2017, 2018 and 2019 (see “Item 16F – Change in Registrant’s Certifying Accountant”).

-	To appoint Mr. José María Álvarez-Pallete López as Chairman of the Board of Directors and of the Executive Commission, replacing Mr. César Alierta Izuel.

-	To take formal note of and record the voluntary resignation presented as members of the Board of Directors of Telefónica, S.A. by Mr. Carlos Colomer Casellas, Mr. Alfonso Ferrari Herrero, Mr. José Fernando de Almansa Moreno-Barreda and Mr. Santiago Fernández Valbuena.

-	Based on the proposal of the Nominating, Compensation and Corporate Governance Committee, to appoint Ms. Sabina Fluxà Thienemann, Mr. José Javier Echenique Landiríbar, Mr. Peter Löscher and Mr. Juan Ignacio Cirac Sasturain as Independent Directors of Telefónica, S.A. The ratification of such resolutions was approved by the General Shareholders Meeting held on May 12, 2016.

-	To appoint as Coordinating Independent Director, Mr. Francisco Javier de Paz Mancho.

-	To appoint: (i) the Independent Director Mr. José Javier Echenique Landiribar as a member of the Executive Commission; (ii) the Independent Director Mr. José Javier Echenique Landiríbar as Chairman of the Audit and Control Committee; and (iii) the Independent Director Mr. Francisco Javier de Paz Mancho as a member and Chairman of the Nominating, Compensation and Corporate Governance Committee.

•	In addition, the Board of Directors agreed to call the Annual General Shareholders’ Meeting which was held in Madrid, at the Recinto Ferial de la Casa de Campo, Pabellón de Cristal, Avenida de Portugal, sin número, at 1:00 p.m. on the second call on May 12, 2016.

•	On April 27, 2016, the Board of Directors of Telefónica, S.A. resolved to adopt the following resolutions:

-	To appoint Ms. Sabina Fluxà Thienemann (Independent Director) as a member of the Nomination, Compensation and Corporate Governance Committee, and Mr. Francisco Javier de Paz Mancho (Independent Director) as a member of the Audit and Control Committee.

-	To cease Mr. Francisco Javier de Paz Mancho as member of Service Quality and Customer Service Committee.

-	To reorganize the current Regulation and Institutional Affairs Committees so as to become a single Committee, under the name "Regulation of Institutional Affairs Committee".

-	To reorganize the current Strategy and Innovation Committees so as to become a single Committee under the name "Strategy and Innovation Committee", and to appoint Mr. Juan Ignacio Cirac Sasturain (Independent Director) and Mr. Peter Löscher (Independent Director) as members of such committee.

•	On May 11, 2016, Telefónica, S.A. announced the decision of the EC to prohibit the potential acquisition by Hutchison Whampoa Group of the Telefónica subsidiary in the United Kingdom (O2 UK) under EU the Council Regulation (EC) No. 139/2004 of January 20, 2004 on the control of concentrations between undertakings (the “EU Merger Regulation”).

•	On May 12, 2016, Telefónica, S.A. announced the holding of the Annual General Shareholders’ Meeting of Telefónica S.A. at second call with the attendance, present or represented, of shareholders holding shares representing 56.13% of the share capital of the Company, which approved by a majority of votes all the resolutions submitted by the Board of Directors for deliberation and vote by the General Shareholders’ Meeting.

Furthermore, the Company announced that, according to the shareholder remuneration policy, a dividend distribution was agreed, charged to unrestricted reserves, of a fixed gross amount of 0.40 euro for each Company share issued, in circulation and carrying entitlement to such distribution. The payment of this dividend was executed on May 19, 2016.

•	On June 29, 2016, following the EC’s decision to prohibit the sale of O2 UK to the Hutchison Whampoa Group, the Board of Directors of Telefónica, S.A. agreed that Telefónica will continue to explore different strategic alternatives for O2 United Kingdom, to be implemented when market conditions are deemed appropriate. Given that the execution of a transaction for sale is now less certain, Telefónica’s operations in the United Kingdom have ceased to be presented as discontinued operations and the respective assets and liabilities are no longer classified as held for sale. Further details are provided in Note 2 of the Consolidated Financial Statements.

•	On July 10, 2016, Telefónica Internacional, S.A.U. (a 100% subsidiary of Telefónica, S.A.) sold 361,794,559 shares of China Unicom (Hong Kong) Limited ("China Unicom HK"), representing 1.51% of the share capital of the company, through a block trade process, at a price of 7.80 Hong Kong dollars per share, for a total amount of 2,822 million Hong Kong dollars, approximately 322 million euros. As of December 31, 2016, Telefónica maintained a stake of close to 1% in China Unicom HK.

•	On September 5, 2016, Telefónica, S.A. announced that it is considering various strategic options with respect to Telefónica’s United Kingdom subsidiary (O2 UK) (all of which would involve Telefónica maintaining a majority shareholding), including, among others, a potential initial public offering.

•	On September 28, 2016, the Company announced its decision to proceed with the share capital reduction by means of a cancellation of 74,627,988 shares of the Company’s own stock, representing 1.5% of the Company’s current share capital. As a result, 74,627,988 shares of Telefónica were cancelled, reducing the company’s share capital by the same amount. Telefónica's share capital after the reduction, at such date, stood at 4,900,571,209 euros made up of an equal number of ordinary shares, all of a single series and with a nominal value of one (1) euro per share. On October 11, 2016, the public deed of this share capital reduction was registered in the Madrid mercantile registry (Registro Mercantil).

•	On October 27, 2016, the Executive Commission of Telefónica’s Board of Directors agreed that the corporate resolution required to carry out the free-of-charge capital increase related to the scrip dividend shareholder compensation scheme (“Telefónica Flexible Dividend“) approved by the Annual General Shareholders’ Meeting held on May 12, 2016, should be adopted at the Executive Commission meeting scheduled for November 11, 2016. On November 11, 2016, the Executive Commission agreed the implementation of the aforementioned capital increase.

•	Furthermore, the Company announced the amendment of the dividend policy for the years 2016 and 2017. Telefónica would pay in 2016, 0.55 euros per share, of which 0.35 euros would be paid in November 2016 via a voluntary scrip dividend and 0.20 euros in cash in the second quarter of 2017. Relating to the 2017 dividend, it would amount to 0.40 euros per share in cash, of which 0.20 euros would be paid in the fourth quarter of 2017 and 0.20 euros in the second quarter of 2018. As a result, in the calendar year 2016 payments amounted to 0.75 euros per share while in the calendar year 2017 payments will amount 0.40 euros.

•	On November 7, 2016, Moody’s Investors Service published its resolution to lower the long-term credit rating of Telefónica, S.A., from Baa2 to Baa3. At the same time, Moody’s lowered the short-term rating to Prime-3 from Prime-2.

•	On November 15, 2016, Telefónica, S.A. announced that the entire share capital of Televisión Federal, S.A. (“Telefé”) was sold to Viacom International Inc. in exchange for 345 million dollars (322 million euros).

•	On December 1, 2016, Telefónica announced that, on November 29, 2016, the free-of-charge allotment rights trading period for the free-of-charge capital increase related to Telefónica’s Flexible Dividend had ended. The holders of 29.99% of the free-of-charge allotment rights accepted the purchase commitment assumed by Telefónica. The gross amount paid by Telefónica for these rights amounted to 499,707,062.36 euros. The Company waived the rights thus acquired, which were amortized.

The holders of 70.01% of the free-of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica. Nevertheless, Telefónica waived the free-of-charge allotment rights that corresponded to its treasury shares at the record date (November 16, 2016). Therefore, the final number of ordinary shares with a nominal value of one (1) euro issued in the capital increase was 137,233,781 (2.8% of Telefónica’s share capital as of that date), totaling 137,233,781 euros. As a result, the share capital of Telefónica after the capital increase, as registered on December 7, 2016, with the commercial registry of Madrid was 5,037,804,990 euros (5,037,804,990 shares).

The new shares were admitted to listing on the Madrid, Barcelona, Bilbao and Valencia stock exchanges (the “Spanish Stock Exchanges”) on December 13, 2016, and the ordinary trading of the new shares in Spain begun on December 14, 2016.

Business areas

The organizational structure approved by the Board of Directors of Telefónica, S.A. on February 26, 2014 was made up of the following segments: Telefónica Spain, Telefónica United Kingdom, Telefónica Germany, Telefónica Brazil and Telefónica Hispanoamérica (formed by the Group’s operators in Argentina, Chile, Peru, Colombia, Mexico, Venezuela, Central America, Ecuador and Uruguay).

Following our signing of an agreement on March 24, 2015 with Hutchison for the sale and purchase of the entire issued share capital of Telefónica Europe plc, and the reclassification of the results attributable to our operations in the United Kingdom as discontinued operations, our segments were revised in 2015 as follows: Telefónica Spain, Telefónica Germany, Telefónica Brazil and Telefónica Hispanoamérica.

Following the EC’s decision to prohibit the sale of O2 UK to Hutchison Whampoa Group, the Board of Directors of Telefónica, S.A. at its meeting on June 29, 2016 agreed that Telefónica will continue to explore different strategic alternatives for O2 UK, to be implemented when market conditions are deemed appropriate. Given that the execution of a sale transaction is less certain, Telefónica’s operations in United Kingdom are no longer presented as discontinued operations and the respective assets and liabilities cease to be classified as held for sale. Thus, our segments were revised as follows: Telefónica Spain, Telefónica United Kingdom, Telefónica Germany, Telefónica Brazil and Telefónica Hispanoamérica (comprised of our consolidated subsidiaries in Argentina, Chile, Peru, Colombia, Mexico, Venezuela, Central America, Ecuador and Uruguay). As a result, the 2015 and 2014 financial information by operating segment presented in this report has been amended to reflect the inclusion of the Telefónica United Kingdom segment.

Our segments include the information relating to wireline, wireless, cable, data, internet and television businesses and other digital services in accordance with each location. The results, assets and liabilities of the segments include the new companies that operate the towers business. Consequently the impacts of the intercompany sales of towers have been eliminated. “Other companies and eliminations” includes the companies belonging to cross-segment areas as well as other Group companies and eliminations in the consolidation process.

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

The following chart shows the organizational structure of the principal subsidiaries of the Telefónica Group at December 31, 2016, including their jurisdictions of incorporation and our ownership interest. For further detail, see Exhibit 8.1 to this Annual Report.

December 31, 2016

TELEFÓNICA
TELEFÓNICA SPAIN
Telefónica de España (Spain) 100%
Telefónica Móviles España (Spain) 100%
Telyco (Spain) 100%
Telefónica Serv. de Inf. y Com. de España (Spain) 100%
Telefónica Telecomunicaciones Públicas (Spain) 100%
TELEFÓNICA BRAZIL
Telefónica Brasil (Brazil) (1) 73.68%
TELEFÓNICA HISPAM
Telefónica Móviles El Salvador (El Salvador) 59,58%
Telefónica Venezolana (Venezuela) 100%
Telefónica de Argentina (Argentina) 100%
Telefónica Móviles Argentina (Argentina) 100%
Colombia Telecom (Colombia) 67.50%
Telefónica Móviles Mexico (Mexico) 100%
Telefónica Chile (Chile) 99,03%
Telefónica Móviles Chile (Chile) 100%
Telefónica del Perú (Peru) 98.57%
TEM Panamá (Panamá) 60%
Otecel (Ecuador) 100%
Telefónica Costa Rica (Costa Rica) 100%
TEM Guatemala (Guatemala) 60%
Telefónica Móviles del Uruguay (Uruguay) 100%
Telefonía Celular Nicaragua (Nicaragua) 60%
TELEFÓNICA UNITED KINGDOM
Telefónica U.K. Ltd. (U.K.) 100%
TELEFÓNICA GERMANY
T. Germany GmbH & Co. (Germany) 63.22%
E-Plus Mobilfunk GMbh & Co. KG 100%
OTHERS
Terra Networks Mexico (Mexico) 100%
Terra Networks Brasil (Brazil) 100%
Telefónica Datacorp (Spain) 100%
Telxius Telecom (Spain) (2) 100%
Telefónica Europe (The Netherlands) 100%
Telefónica Emisiones (Spain) 100%
Telefónica International Wholesale Services II and subsidiaries (Spain) 100%
Telefónica International Wholesale Services and subsidiaries (Spain) 100%
Telefónica de Contenidos (Spain) 100%
Wayra Investigacion y Desarrollo (Spain) 100%
DTS Distribuidora de TV Digital (3) (Spain) 100%

(1) 94.85% representing voting interest

(2) The results, assets and liabilities of the segments include the new companies that operates the towers business, although they depend juridically of Telxius Telecom.

(3) The result, assets and liabilities of DTS Distribuidora de TV Digital are included in Telefónica Spain segment, although it depend juridically of Telefónica de Contenidos.

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

Capital Expenditures and Divestitures

Our principal capital expenditures during the three years ended December 31, 2016, consisted of additions to property, plant and equipment and additions to intangible assets, including spectrum. In 2016, 2015 and 2014, we made capital expenditures of 8,928 million euros, 10,461 million euros and 9,448 million euros, respectively.

Year ended December 31, 2016

Capital expenditures in 2016 decreased 14.7% compared to 2015. Capital expenditures in 2016 included the cost of spectrum mainly in Peru and Brazil, amounting to 345 million euros.

Investment by Telefónica Spain amounted to 1,847 million euros and was primarily focused on rapid fiber optic roll out, together with investments in the LTE network, reaching a 96% population coverage, and transport network modernization. Investment by Telefónica United Kingdom in 2016 amounted to 931 million euros and was mainly focused on increasing LTE coverage, achieving 95% population coverage by year-end 2016 and also, pursuing the improvement of network capacity. Investment by Telefónica Germany in 2016 amounted to 1,108 million euros, with LTE roll out the company´s main focus, achieving a coverage of 79% by year-end 2016, and network consolidation activities, which are allowing to enhance customer experience and to capture integration synergies. Investment by Telefónica Brazil in 2016 amounted to 2,138 million euros and was mainly dedicated to extend the coverage and capacity of 4G and 3G mobile networks, as well as improving network quality, and the deployment and connection of fiber network in the fixed business. Investment by Telefónica Hispanoamérica in 2016 amounted to 2,613 million euros and was mainly focused on improving the coverage and capacity of 3G and 4G networks, the roll out of ultra-broadband fixed capabilities (fiber / HFC) and the quality enhancement in broadband and TV services.

Year ended December 31, 2015

Capital expenditures in 2015 increased 10.7% compared to 2014. Capital expenditures in 2015 included the cost of spectrum mainly in Germany, Argentina, Ecuador and Spain, amounting to 1,585 million euros.

Investment by Telefónica Spain in 2015 amounted to 1,827 million euros and was primarily focused on fiber networks, 3G, 4G and fiber as well as improvement of the quality of broad-band services and Pay TV. Investments by Telefónica United Kingdom in 2015 amounted to 883 million euros and was mainly focused on increasing LTE coverage, achieving 79.6% population coverage by year-end 2015, seeking to achieve improvements of network capacity and quality in line with the operator’s objectives. Investment by Telefónica Germany in 2015 amounted to 2,230 million euros, focusing on its LTE roll-out strategy. Investment by Telefónica Brazil in 2015 amounted to 2,105 million euros, and related mainly to the continuation of the 3G and LTE roll-outs and the expansion of the roll-out of fiber optic. Investment by Telefónica Hispanoamérica in 2015 amounted to 3,060 million euros and was mainly focused on LTE roll-outs, densification of the 3G network, the continuation of ultra-broad band (UBB) roll-out for fixed broadband by speed upgrades and network digitalization as well as improving the Pay TV network.

Year ended December 31, 2014

Capital expenditures in 2014 increased 0.6% compared to 2013. Capital expenditures in 2014 included the cost of spectrum mainly in Brazil, Argentina, Venezuela, Colombia and Panama, amounting to 1,294 million euros.

Investment by Telefónica Spain in 2014 amounted to 1,732 million euros. Fiber optic was rolled out rapidly, and by year-end 2014 Telefónica Spain had created more than 10 million “fiber-to-the-house” (“FTTH”) facilities in Spain, increasing its investments in LTE networks. Investments by Telefónica United Kingdom in 2014 amounted to 755 million euros, mainly due to the greater LTE coverage, which extends outdoor to the areas where an estimated 58% of the population is concentrated, and a network capacity ramped up to cope with denser 3G and 4G traffic.

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

Financial Investments and Divestitures

There were no significant financial investments in 2016. Our principal financial divesture in 2016 was the sale of Telefé, which was completed on November 11, 2016, for 345 million U.S. dollars (approximately 322 million euros) and the sale on July 10, 2016 of 361,794,559 shares of China Unicom (Hong Kong) Limited (“China Unicom”), representing 1.51% of the share capital of the company, at a price of 7.80 Hong Kong dollars per share for a total amount of 2,822 million Hong Kong dollars, approximately 322 million euros.

Our principal financial investment in 2015 was the acquisition of GVT, which was completed on May 28, 2015, through our subsidiary Telefônica Brasil for a total purchase price of 4,663 million euros (through payment in cash and debt assumption) as well as the delivery of shares representing 12% of the share capital of Telefônica Brasil (following its integration with GVT) and the acquisition on April 30, 2015 of 56% of DTS for an initial consideration of 707 million euros, subject to the finalization of the working capital and net debt adjustments. Our principal divesture in 2015 was the sale of our stake in Telefónica Italia (we disposed of 872 million ordinary shares in Telecom Italia in exchange for approximately 1,025 million euros and 1,110 million ordinary shares in Telecom Italia in exchange for 4.5% of the share capital in Telefônica Brasil). In addition, we also exchanged 46 million treasury shares of Telefónica for approximately 3.5% of the Share Capital of Telefónica Brasil.

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

Active portfolio management is part of Telefónica's strategy and therefore it may undertake transactions involving its or its subsidiaries' shares, including transactions similar to those undertaken in the 2014-2016 period or otherwise, at any time.

Public Takeover Offers

Not applicable

Recent Developments

The principal events that have occurred since December 31, 2016, are set forth below:

On February 10, 2017, Telefónica announced that it has received several offers for the acquisition of an equity stake in Telxius Telecom, S.A.U. Telefónica is in the process of negotiating and analyzing the diverse alternatives presented.

On February 20, 2017 Telefónica has reached an agreement for the sale of up to 40% of the total share capital of Telxius Telecom, S.A.U. to Taurus Bidco S.à.r.l. (hereafter, ”KKR”, entity managed by Kohlberg Kravis Roberts & Co. L.P.), for a total amount of 1,275 million euros (12.75 euros per share).

The aforementioned agreement includes a purchase agreement for the sale of 62 million shares (representing 24.8% of the share capital) of Telxius Telecom, S.A.U. for a price of 790.5 million euros, as well as stock options over 38 million shares (representing 15.2% of the share capital) for a price of at least 484.5 million euros.

These options correspond to a call option exercisable by KKR and to a put option exercisable by Telefónica upon maturity of the call option.

The closing is subject to obtaining the corresponding regulatory approvals. The exercise window of the options would take place during the fourth quarter of 2017, provided that regulatory approvals have been obtained on that date.

After the transaction Telefónica will maintain the control over Telxius.

For information related to our significant financing transactions completed in 2016 and through the date of this Annual Report, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Anticipated Sources of Liquidity”.

B. Business Overview

Telefónica is one of the world’s leading communications services providers. Our objective is to create, protect and promote fixed and mobile connections for our customers helping them to take control of their digital lifestyle. Therefore, we offer our customers connectivity, simple products and services and also the security that we protect their data, managing it in a responsible way.

In order to develop its business model, Telefónica has an organizational structure completely focused on customers and incorporates the digital offering as the main focus for commercial policies. The structure gives greater visibility to local operations, bringing them closer to the corporate decision-making center, simplifying the global structure and strengthening the transverse areas to improve flexibility and agility in decision making. On top of the transverse areas, which are led by the Chief Commercial Digital Officer, who is responsible for fostering revenue growth, and the Chief Global Resources Officer who is in charge of the efficiency of the cost side, the organizational structure is composed of the following segments: Telefónica Spain, Telefónica United Kingdom, Telefónica Germany, Telefónica Brazil and Telefónica Hispanoamérica (comprised of our consolidated subsidiaries in Argentina, Chile, Peru, Colombia, Mexico, Venezuela, Central America, Ecuador and Uruguay). These segments include the information related to wireline, wireless, DSL, TV, and other digital services provided in each country or countries.

The Telefónica Group’s strategy aims to:

•	Enhance value through:

o	Offering excellent connectivity, for which, our infrastructure management and our continuous investment in network are key. We aim to return the control over the data to our customers.

o	Providing a bundled offer with video and digital services. We offer our customers additional data in order to amplify their services, such as video or digital services, through unique, simple and clear offers.

o	Providing increased customer value and customer experience with digital access, aiming to offer the best products, solutions and contents.

•	With the following enablers:

o	End-to-end Digitalization. We reduce our legacy investments to improve virtualization, reduce physical servers, data centers and applications, digitalization of IT systems and processes, digitalization of front- and back office, offering a true digital experience to our customers.

o	Big Data and Innovation to add value to our customers and return the control over data to our customers.

o	Continued focus on capital allocation in our legacy investments and simplification processes in order to continue investing.

Moreover, Telefónica has increased its presence in key markets. In 2014 Telefónica acquired E-Plus (through Telefónica Germany) and in 2015 Telefónica acquired DTS (through Telefónica Spain) and GVT (through Telefónica Brazil).

On February 10, 2016, Telefónica announced the creation of “Telxius” a company which brings together certain infrastructure assets of the Group in several countries, which will enable the management of the Telefónica Group’s infrastructure on a global scale with a more specialized and focused approach, with the aim of increasing the services provided to other operators, improving the return on capital invested and allowing Telefónica to participate more actively in the growth opportunities that exist in the industry, including the possibility of incorporating third party assets.

2016 highlights

In 2016 Telefónica has taken further steps aimed at achieving profitable and sustainable long-term growth, and improving in efficiencies and synergies, which resulted in a higher OIBDA (+14.3% year-on-year in reported terms). Additionally, the investment levels over total revenues continued above 17% with a total amount of 8,928 million euros, with more than 2,000 million euros dedicated to LTE and ultra-broad band (“UBB”). The Company closed the year with a total of 350 million accesses, representing a stable growth level (0.7% versus 2015), where the downward growth trend in prepay and fixed voice was more than compensated by the growth in value customers. Post-pay customers, which grew by 6.3% year-on-year, reaching 111 million customers, while fiber customers amounted to 7.3 million customers at December 2016, representing a 18.9% increase year-on-year.

In 2016, revenues totaled 52,036 million euros, down 5.2% compared to 2015 in reported terms. OIBDA totaled 15,118 million euros in 2016, up 14.3% in reported terms. In organic terms (which term and calculation is explained further below), OIBDA was up 4.7%, due mainly to the positive evolution of all the regions mainly as a consequence of the integration synergies in Telefónica Brazil and Telefónica Germany, the positive evolution of service revenues and the continuous effort in efficiency and simplification.

Telefónica’s total accesses totaled 350.0 million as of December 31, 2016. Group accesses increased by 0.7% year-on-year, mainly as a result of the solid growth in accesses in Telefónica Germany, Telefónica United Kingdom and Telefónica Hispanoamérica. By service, it is worth highlighting the higher commercial activity based on high value customers, resulting in a sustained growth of the contract mobile segment (smartphones and LTE) and fiber. It is worth mentioning, the growth in accesses in Telefónica Hispanoamérica (representing 39% of the Group’s total accesses as of December 31, 2016) up by 0.9% year-on-year, the growth in accesses in Telefónica Germany (representing 14% of the Group’s total) up by 2.0% year-on-year and the growth in accesses in Telefónica United Kingdom (representing 7% of the Group’s total) up by 1.9% year-on-year.

The below table shows the evolution of accesses over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2015(*)	2016	%Reported YoY
Fixed telephony accesses (1)	39,734.9	38,280.1	(3.7%)
Internet and data accesses	21,365.3	21,652.1	1.3%
Broadband (2)	20,971.3	21,194.9	1.1%
Fiber	7,393.1	9,162.9	23.9%
Mobile accesses	272,103.9	276,450.0	1.6%
Prepay	167,845.1	165,663.2	(1.3%)
Contract	104,258.8	110,786.8	6.3%
M2M	11,526.3	14,002.0	21.5%
Pay TV	8,271.6	8,289.0	0.2%
Final Clients Accesses	341,475.6	344,671.1	0.9%
Wholesale Accesses	6,062.8	5,300.9	(12.6%)
Total Accesses	347,538.4	349,972.1	0.7%

Notes:

(*) Accesses include GVT and DTS customers since May 1, 2015. There were no variations in organic terms during the period.

(1) Includes "fixed wireless" and Voice over IP accesses.

(2) Includes DSL, satellite, optic fiber, cable modem and broadband circuits.

The below table shows the evolution of accesses by segment:

	YoY variation	% Over Total Accesses
Accesses 2016		2015	2016
Spain	(1.8%)	12.1%	11.8%
United Kingdom	1.9%	7.3%	7.4%
Germany	2.0%	13.9%	14.1%
Brazil	0.3%	27.9%	27.8%
Hispanoamérica	0.9%	38.7%	38.8%
Others	40.7%	0.1%	0.1%

The Group’s strategy is based on capturing growth in its markets, especially on attracting high-value customers.

Mobile accesses totaled 276.5 million at December 31, 2016, up 1.6% compared to December 31, 2015, affected mainly by the increase in the number of contract accesses , up 6.3% year-on-year, continuing to increase their weight over total mobile accesses reaching 40.1% (+1.8 p.p. year-on-year).

Smartphone accesses maintained a strong growth rate (up 16.6% year-on-year), totaling 147 million accesses and reaching a penetration rate over total accesses of 57.1% (+7.6 p.p. year-on-year), reflecting the Company’s strategic focus on the growth of its data services.

Fixed broadband accesses stood at 21.2 million at December 31, 2016, up 1.1% year-on-year. UBB accesses stood at 9.2 million at December 31, 2016.

TV accesses totaled 8.3 million at December 31, 2016, remaining stable year-on-year (+0.2%) due to the effort in capturing high value customers in Telefónica Brazil and Telefónica Hispanoamérica.

The table below shows the evolution of our estimated access market share for mobile and DSL for the past two years.

Competitive Position Evolution
	Mobile Market Share (1)
Telefónica	2015	2016
Spain	30.8%	30.5%
United Kingdom	27.2%	26.8%
Germany	38.1%	37.9%
Brazil	28.4%	30.2%
Argentina	32.3%	33.3%
Chile	36.7%	33.4%
Peru	49.7%	44.0%
Colombia	22.4%	23.2%
Venezuela	34.2%	37.8%
Mexico	22.7%	24.2%
Central America	33.2%	34.1%
Ecuador	29.7%	31.0%
Uruguay	34.9%	33.1%

(1) Internal estimation in both years

	DSL Market Share (1)
Telefónica	2015	2016
Spain	43.5%	42.5%
Brazil	28.1%	28.0%
Argentina	29.4%	28.6%
Chile	39.4%	36.4%
Peru	80.5%	78.7%
Colombia	18.1%	16.6%

(1) Internal estimation in both years

2016/2015 Consolidated results

In this section, we discuss changes in the Group’s consolidated income statements for 2016 and 2015. Changes in the Group’s consolidated income statements for 2015 and 2014 are discussed in a separate section further below.

	Year ended December 31				Variation
Consolidated Results	2015(*)		2016		2016 vs 2015
Millions of euros	Total	% of revenues	Total	% of revenues	Total	%
Revenues	54,916	100.0%	52,036	100.0%	(2,880)	(5.2%)
Other income	2,011	3.7%	1,763	3.4%	(248)	(12.3%)
Supplies	(16,547)	(30.1%)	(15,242)	(29.3%)	1,305	(7.9%)
Personnel expenses	(10,349)	(18.8%)	(8,098)	(15.6%)	2,251	(21.8%)
Other expenses	(16,802)	(30.6%)	(15,341)	(29.5%)	1,461	(8.7%)
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	13,229	24.1%	15,118	29.1%	1,889	14.3%
Depreciation and amortization	(9,704)	(17.7%)	(9,649)	(18.5%)	55	(0.6%)
OPERATING INCOME	3,525	6.4%	5,469	10.5%	1,944	55.2%
Share of loss of investments accounted for by the equity method	(10)	(0.0%)	(5)	(0.0%)	5	(54.3%)
Net financial expense	(2,609)	(4.8%)	(2,219)	(4.3%)	390	(14.9%)
PROFIT BEFORE TAX	906	1.6%	3,245	6.2%	2,339	n.m.
Corporate income tax	(155)	(0.3%)	(846)	(1.6%)	(691)	n.m.
PROFIT FOR THE YEAR	751	1.4%	2,399	4.6%	1,648	n.m.
Attributable to equity holders of the Parent	616	1.1%	2,369	4.6%	1,753	n.m.
Attributable to non-controlling interests	135	0.2%	30	0.1%	(105)	(77.9%)

(*)Amended data: comparative information was amended to cease to present the results of Telefónica United Kingdom as discontinued operations.

Adjustments made to calculate organic variations

Year-on-year changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis, by considering a constant perimeter of consolidation and constant exchange rates and by making certain other adjustments which are described herein. “Organic variations” should not be viewed in isolation or as an alternative to reported variations.

For purposes of this report, 2016/2015 “organic” variation is defined as the reported variation as adjusted to exclude the impacts detailed below:

•	Foreign exchange effects and hyperinflationary adjustments in Venezuela: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year on year. In particular, we have used the average foreign exchange rates of 2015 for both years.

Foreign exchange rates had a negative impact on our reported 2016 results, mainly due to the depreciation versus the euro of various Latin American currencies (in particular the Argentine peso, the Brazilian real and, to a lesser extent, the Venezuelan bolivar), and the pound sterling.

We have also excluded the impact of hyperinflationary adjustments in Venezuela by reversing such adjustments.

•	Changes in the scope of consolidation: we have excluded the impact of changes in our consolidation perimeter in 2016 and 2015. The main changes in our consolidation perimeter in such years related to the consolidation of GVT in Telefónica Brazil since May 2015 and the consolidation of DTS in Telefónica Spain since May 2015. In addition, Telefé was sold in November 2016.

In order to exclude the impact of these changes in our perimeter for the calculation of organic variations, the 2015 comparative figures:

o	include GVT’s results from January 1 to April 30, 2015;

o	include DTS’s results from January 1 to April 30, 2015;

o	exclude Telefé’s results from November 1 to December 31, 2015.

•	Restructuring costs: we have excluded the impact in 2016 and 2015 of certain restructuring costs, mainly those related to the first Collective Agreement of Related Companies in Spain, restructuring processes relating to Germany and Brazil and the Group’s simplification program in global areas.

The distribution by segment of the restructuring costs is as follows (impacts on OIBDA):

Million euros	2015	2016
Telefónica Spain (Individual Suspension Plan)	2,896	789
Telefónica Spain (other restructuring plans)	-	48
Telefónica Brazil	7	40
Telefónica Germany	74	89
Telefónica United Kingdom	4	37
Telefónica Hispanoamérica	38	84
Other companies	198	293
Total restructuring costs	3,217	1,380

•	Results of tower sales: the results attributable to the sale of towers in 2016 and 2015 have been excluded.

In 2016, the results from the sale of towers totaled 1 million euros, mainly in Telefónica Hispanoamérica. In 2015, the results from the sale of towers totaled 65 million euros, distributed as follows: Telefónica Spain (38 million euros), Telefónica Brazil (10 million euros) and Telefónica Hispanoamérica (18 million euros, mainly in Chile).

•	Irrevocable commitment with Fundación Telefónica: in 2015 we have excluded the expense (325 million euros) resulting from Telefónica, S.A.’s irrevocable commitment to make a donation to Fundación Telefónica in order to provide this entity with the financing required so that it can carry out its existing or new social programs and non-profit activities in the short and medium term.

•	Adjustment to the final purchase price of E-Plus: in 2015 we have excluded the result from the difference between the preliminary purchase price of E-Plus (as estimated at the end of the valuation period) and the final purchase price agreed with KPN, totaling 104 million euros (which had a 102 million euros positive impact on OIBDA, net of costs related to the acquisition).

•	Spectrum acquisition: we have excluded the impact of spectrum acquisitions in 2016 and 2015.

In 2016, these acquisitions totaled 345 million euros, 284 million euros corresponding to Telefónica Perú, 48 million euros corresponding to Telefónica Brasil, 7 million euros corresponding to Telefónica Spain and 6 million euros corresponding to Telefónica Germany.

In 2015 these acquisitions totaled 1,585 million euros, 1,198 million euros corresponding to Telefónica Germany, 49 million euros corresponding to Telefónica Spain and 338 million euros corresponding to Telefónica Hispanoamérica (mainly Argentina and Ecuador).

•	Gains or losses on the sale of companies: the gains obtained or losses incurred from the sale of companies have not been included in organic variations.

In 2016 the 199 million euros in profit obtained from the sale of Telefé and the 29 million euros obtained from the sale of Telecomunicaciones Personalizadas were not included. Similarly, the loss of 16 million euros incurred in the sale of Vocem was also not included.

•	Impairment of goodwill: the impairment losses on goodwill have not been included in organic variations.

In 2016, the impairment loss on the goodwill assigned to Telefónica Venezolana and Telefónica Móviles Mexico amounting to 124 and 91 million euros, respectively, has been excluded.

In 2015, the impairment loss on the goodwill generated by the acquisition of Telefónica Digital Inc. amounting to 104 million euros was excluded.

•	Other adjustments: we have excluded the impact of the impairment resulting from the deterioration in certain minority participations, totaling 23 million euros in 2015. We have also excluded the impact of the provisions recorded in Telefónica Spain to optimize the distribution network (18 and 30 million euros in 2016 and 2015, respectively).

The table below shows 2016/2015 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement and other measures:

	YoY variation
TELEFÓNICA 2016	% Reported YoY	% Organic YoY
Revenues	(5.2%)	1.3%
Other income	(12.3%)	(13.9%)
Supplies	(7.9%)	(3.1%)
Personnel expenses	(21.8%)	1.9%
Other expenses	(8.7%)	0.2%
OIBDA	14.3%	4.7%
Operating income	55.2%	8.3%
CapEx	(14.7%)	3.9%
OpCF (OIBDA-CapEx)	n.m.	5.6%

The table below shows the contribution to reported growth of each item considered to calculate the organic variations, as explained above. For each line item, the contribution to reported growth, expressed in p.p., is the result of dividing the amount of each impact (on a net basis when the impact affects both years) by the consolidated reported figure for the previous year.

	Contribution to reported growth (percentage points)
TELEFÓNICA 2016	Exchange rate effect and hyperinflation	Perimeter change	Restructuring costs	Towers sales	Commitment with Fundación	Adjustments to the final purchase price of E-Plus	Spectrum acquisition	Capital gains/losses on sale of companies	Impairments	Other adjustments
Revenues	(8.0)	1.4	--	--	--	--	--	--	--	--
Other income	(3.9)	1.7	--	(3.2)	--	(5.2)	--	11.3	--	--
Supplies	(6.7)	1.9	--	--	--	--	--	--	--	--
Personnel expenses	(7.0)	1.1	(17.2)	--	--	--	--	--	--	--
Other expenses	(8.7)	1.3	(0.1)	0.0	(1.9)	0.0	--	0.1	0.7	(0.2)
OIBDA	(8.8)	1.3	13.6	(0.5)	2.5	(0.8)	--	1.6	(0.8)	0.3
Operating income	(20.2)	(0.9)	51.1	(1.8)	9.2	(2.9)	--	6.0	(3.1)	1.0
Capex	(7.9)	1.5	--	--	--	--	(11.7)	--	--	--
OpCF (OIBDA-CapEx)	(12.4)	0.2	65.1	(2.3)	11.7	(3.7)	44.1	7.6	(4.0)	1.3

Results discussion

Revenues totaled 52,036 million euros in 2016, decreasing 5.2% compared to 2015 in reported terms. This decrease was mainly attributable to the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-8.0 p.p.), which was partially offset by the changes in the consolidation perimeter, which contributed with 1.4 p.p. to the year-on-year growth. In organic terms, revenues increased 1.3% due to the increase in service revenues offset by the decrease in handset revenues affected by the extension of handset lifecycles.

The structure of revenues reflects Telefónica’s business diversification, the segment with the largest contribution to our revenues in 2016 was Telefónica Spain, representing 24.4% (+1.8 p.p. compared to 2015), followed by Telefónica Hispanoamérica, representing 24.2% despite the adverse impact of exchange rates and hyperinflation in Venezuela, (-2.0 p.p. compared to 2015), and Telefónica Brazil, representing 21.3% (+1.2 p.p. compared to 2015).

Mobile business revenues totaled 32,401 million euros in 2016 (of which 28,030 million euros corresponded to service revenues and 4,032 million euros corresponded to handset revenues) down 8.8% year-on-year in reported terms. This decrease was mainly attributable to the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-8.7 p.p.). Excluding this impact, the year-on-year decrease was 0.1%, mainly due to the decrease of mobile revenues in Europe due to less handsets revenues that offset the increase of mobile revenues in Telefónica Hispanoamérica and in Telefónica Brazil as a result mainly of the increase in the customer base and data adoption.

Mobile service revenues, which is included in mobile business revenues, totaled 28,030 million euros in 2016, down 7.5% year-on-year in reported terms explained by the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-8.9 p.p.). Excluding this impact, mobile service revenues increased year-on-year by 1.5% due mainly to the higher customer base and higher data consumption.

Mobile data revenues, which is included in mobile service revenues, totaled 14,663 million euros in 2016, up 2.1% in reported terms. This increase was mainly attributable to higher consumption of data by our customers, which was partially offset by the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-10.2 p.p.). Excluding this impact, mobile data revenues increased by 12.3% due mainly to the increase of non-SMS data revenues (up 19.7%) and higher use of data per customer. Mobile data revenues accounted for 52% of mobile service revenues in 2016, up 4.9 p.p. compared to 2015 in reported terms.

Fixed revenues totaled 18,187 million euros in 2016, up 1.9% year-on-year in reported terms. This increase was mainly attributable to the full year of consolidation of GVT and DTS in 2015 (which accounted for +4.7 p.p. of the year-on-year increase), which was partially offset by the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-6.9 p.p.). Excluding these impacts, fixed revenues increased 3.9%. This increase was mainly due to higher broad band connection revenues and Pay-TV revenues as a result of the commercial actions carried out by the Company in order to increase our value proposition and the higher customer base in Pay-TV.

Other income totaled 1,763 million euros in 2016, including the profit obtained from the sale of Telefé (199 million euros) and Telecomunicaciones Personalizadas (29 million euros). It also included income derived from the sale of towers totaling 1 million euros.

In 2015, other income included the positive result from the E-Plus price adjustment (104 million euros), the positive impact from the expired payment obligation (98 million euros) in Telefónica Brazil and the spectrum swap with AT&T in Telefónica Mexico carried out in December 2015 (79 million euros). Other income also included in 2015, income derived from the sale of real estate (78 million euros) and the sale of towers totaling 65 million euros in Telefónica Spain.

Total expenses, which include supply costs, personnel costs and other expenses (principally external services and taxes) but do not include amortization and depreciation expenses, were 38,681 million euros in 2016, down year-on-year 11.5% in reported terms. This decrease was mainly attributable to the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-7.5 p.p.). The costs are explained in detail below:

•	Supplies amounted to 15,242 million euros in 2016, down 7.9% year-on-year in reported terms mainly as a result of the impact of foreign exchange rates and hyperinflation in Venezuela (-6.7 p.p.). In organic terms, supplies expenses decreased by 3.1% year-on-year, mainly due to lower handset consumption associated with a longer handset lifecycle, and lower interconnection costs.

•	Personnel expenses amounted to 8,098 million euros in 2016, down 21.8% in reported terms year-on-year compared to 2015. This decrease was mainly attributable to the restructuring provision of 1,336 million euros, principally in Telefónica Spain, accounting for 17.2 p.p. of the year-on-year decrease. In organic terms, personnel costs increased 1.9% year-on-year due to inflationary pressure in some Latin American countries and the internalization of services in Telefónica Brazil, which was partially offset by the savings generated from restructuring plans in recent years.

The average headcount was 132,120 employees in 2016, down 1.1% compared to 2015.

•	Other expenses amounted to 15,341 million euros in 2016, down 8.7% in reported terms. This decrease was mainly attributable to the impact of foreign exchange rates and hyperinflation in Venezuela (-8.7 p.p.) In organic terms, other expenses remained flat year-on-year (+0.2%), principally due to savings in commercial costs, benefitting from higher synergies in Telefónica Spain, Telefónica Brazil and Telefónica Germany, which offset in part the negative impact of the inflation rates in some Latin American countries resulting in higher network costs.

OIBDA was 15,118 million euros in 2016, up 14.3% in reported terms as a result of various factors that affect comparability, mainly the lower restructuring costs in 2016 (1,380 million euros) compared to 2015 (3,217 million euros), which accounted for 13.6 p.p. of the year-on-year increase, the provision related to the agreement between Telefónica, S.A. and Fundación Telefónica registered in 2015 (+2.5 p.p.), the impact of the consolidation of GVT, DTS and Telefé (+1.3 p.p.) and the capital gain from the sale of Telefé, Telecomunicaciones Personalizadas and Vocem (+1.6 p.p.). These factors more than offset the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-8.8 p.p.), the adjustments made to the final acquisition price of E-Plus in 2015 (-0.8 p.p.), the impairment loss on goodwill (-0,8 p.p.) and finally the lower sale of towers (-0.5 p.p.). In organic terms, OIBDA grew 4.7% due mainly to the positive evolution of all the regions as consequence of the positive evolution of service revenues, integration synergies captured in Telefónica Brazil and Telefónica Germany and the continuous effort to contain costs.

OIBDA margin stood at 29.1% in 2016, up 5 p.p. compared to 2015 in reported terms. In organic terms OIBDA margin was 31.5% and increased 1 p.p. compared to 2015 thanks to the increase in service revenues and higher content costs.

By segments, the main contributors to Group OIBDA were Telefónica Spain with 29.6% (+11.9 p.p. compared to 2015 due to lower restructuring cost provision in 2016), Telefónica Brazil with 24.6% (-2.4 p.p. compared to 2015) and Telefónica Hispanoamérica with 23% (reducing its contribution by 9.9 p.p. compared to 2015 due to the lower contribution of Argentina, Peru and Mexico).

Depreciation and amortization amounted to 9,649 million euros in 2016, down 0.6% year-on-year in reported terms, mainly due to the impact of foreign exchange rates and hyperinflation in Venezuela partially offset by the consolidation of GVT and DTS. The total depreciation and amortization charges arising from purchase price allocation processes amounted to 801 million euros in 2016, down 10% year-on-year.

Operating income (OI) in 2016 totaled 5,469 million euros, up 55.2% in reported terms compared to 2015 for the reasons set forth above. In organic terms, operating income grew 8.3% year-on-year mostly as a result of cost savings.

The share of loss of investments accounted for by the equity method for 2016 was a loss of 5 million euros (compared to a loss of 10 million euros in 2015).

Net financial expense amounted to 2,219 million euros in 2016, 14.9% lower than the previous year, due to savings from the management of debt (pound sterling hedges linked to Telefónica United Kingdom and the lower cost of debt in European currencies). On the other hand, the higher finance income resulting from the inflation in Venezuela was mainly offset by the income from the sale of equity investments, with the capital loss from the sale of the 1.5% stake in China Unicom (155 million euros) in 2016, and the positive impact from the divestment of the holding in Telecom Italia, S.p.A. (380 million euros) in 2015.

Corporate income tax amounted to 846 million euros in 2016. Considering a pre-tax profit of 3,245 million euros, the effective tax rate stood at 26.1%, 9.0 p.p. higher than the 2015 effective tax rate, due to lower tax credits recognition in 2016.

As a result of the foregoing, profit for the year attributable to equity holders of the parent for 2016 was 2,369 million euros (616 million euros in 2015).

Profit attributable to non-controlling interest reached 30 million euros, 105 million euros less than in 2015, mainly due to the increase in losses attributable to minority interests at Telefónica Germany, offset by the lower profit attributable to minority interests in Telefónica Brazil.

2016/2015 Segment results

TELEFÓNICA SPAIN

The below table shows the evolution of accesses in Telefónica Spain over the past two years as of December 31 of such years:

ACCESSES
Thousand of accesses	2015	2016	%Reported YoY
Fixed telephony accesses (1)	10,005.6	9,720.2	(2.9%)
Internet and data accesses	6,000.0	6,094.5	1.6%
Broadband (2)	5,962.0	6,067.3	1.8%
Fiber	2,223.0	2,998.3	34.9%
Mobile accesses	17,258.5	17,237.7	(0.1%)
Prepay	2,777.1	2,329.3	(16.1%)
Contract	14,481.4	14,908.4	2.9%
M2M	1,778.8	2,006.3	12.8%
Pay TV	3,671.5	3,657.0	(0.4%)
Final Clients Accesses	36,935.6	36,709.4	(0.6%)
Wholesale Accesses	5,037.7	4,525.5	(10.2%)
Total Accesses	41,973.3	41,234.9	(1.8%)

Notes:

(*)	There were no variations in organic terms during the period.
(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Digital Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.
(2)	Include ADSL, satellite, fiber optic and retail broadband circuit.

In 2016 the commercial activity was leveraged on the differentiated assets of the Company and, in the second half of 2015 was strengthened by the convergent offer “Movistar Fusión+” launched in July 2015. During the first semester of 2016 the tariffs of the consumer segment, fundamentally broadband, postpaid mobile and “Fusion” were revised and, on July 3, 2016 a new "Movistar Fusión+" portfolio was launched, increasing the value offered to customers and tailoring it to their preferences. Basic bundles now include content from the Spanish "La Liga", to which "UEFA Champions and Europe League" are added in ultrafast packages; and the new "Movistar Fusión+" bundles include additional mobile lines and Premium TV content. It is important to highlight the good evolution of the second mobile line included in “Fusion+ Contigo” since its launching on June 1, 2016.

Churn evolution was positive in 2016, especially taking into account the elimination of “Fusión” long-term contracts on August 1, 2015, reflecting the higher loyalty of the customers with bundles services. This fact has resulted in a positive performance of commercial activity in 2016, broadband net adds grew by 39% year-on-year, there were more than 775 thousand new fiber accesses, and mobile contract net adds continued growth (+0.4 million customers). In fixed telephony the net loss of accesses decreased by 35.5% year-on-year.

Telefónica Spain had 41.2 million accesses at the end of December 2016, down 1.8% year-on-year, explained by the decrease in prepay mobile accesses and fixed telephony accesses. Retail accesses also declined by 0.6% year-on-year.

“Movistar Fusión”, with a customer base of 4.3 million with 2.5 million additional wireless lines to the base offer as of December 31, 2016, maintained a solid year-on-year growth (+5% and +26% respectively compared to December 2015) and contributed 83% of the fixed retail broadband customer base (3.0% year-on-year) and 73% of the wireless contract customer base (6 p.p. year-on-year). There was significant growth in the penetration of the high value services of “Movistar Fusión”, with 37% of the customer base already using 100 Mb or 300 Mb ultra-fast broadband (+8 p.p. year-on-year) and 68% of the customer base with Pay-TV as of December 31, 2016 (+5 p.p. year-on-year).

Fixed accesses decreased 2.9% year-on-year, with a net loss of 285 thousand accesses in the year 2016. This decrease was mainly due to a slower fixed access market evolution.

Retail broadband accesses presented 105 thousand new accesses in 2016, totaling 6.1 million acesses (+1.8% year-on-year) due to a low churn (1.4% in 2016, +0.02 p.p. year-on-year).

Fiber accesses showed a good evolution in terms of net adds (0.8 million new accesses in 2016), reaching 3.0 million customers in 2016 (up 34.9% compared to 2015), 49% of which corresponded to broad band accesses (+12 p.p. year-on-year), and with more than 775 thousand new accesses in 2016. Ultra-speed fiber accesses, with 100 or 300 Mb (with additional ARPU of 10 euros, including VAT) reached 2.0 million accesses (68% of total fiber accesses). At December 31, 2016 the fiber deployment reached 17.1 million premises, 2.7million more than at December 31, 2015, and continues to be the largest in Europe.

Total mobile accesses stood at 17.2 million, down 0.1% compared with year-end 2015 as a result of the decrease in prepay accesses. The contract access base accelerated its growth during 2016, growing by 2.9% year-on-year. Smartphone penetration stood at 70.9% of the mobile voice base (+4.6 p.p. compared to year-end 2015) and significantly boosted data traffic growth to 62% year-on-year in 2016 due to the higher number of customers with the renewed portfolio containing superior data packages.

LTE network rollout continued to progress well and coverage reached (based on our estimates) approximately 91% of the population at the end of 2016, up 16 p.p. compared to 2015, due to the deployment of the 800 MHz. As a result, the LTE customer base reached 6.0 million customers in 2016, almost doubling the customer base in 2015, while penetration reached 40% (+19 p.p. year-on-year).

Pay-TV accesses reached 3.7 million, in line with the previous year, including 613 thousand satellite TV accesses from DTS.

Given the high penetration level of the convergent offer “Fusión”, the revenue breakdown by service is considered to be increasingly less relevant in 2016. For this reason, Telefónica Spain has disclosed a new revenue breakdown that management believes is more meaningful.

The table below shows the evolution of Telefónica Spain’s results over the past two years:

Millions of euros
TELEFÓNICA SPAIN	2015	2016	% Reported YoY	% Organic YoY (3)

Revenues	12,402	12,713	2.5%	(0.1%)
Consumer (1)	6,129	6,536	6.6%	1.8%
Fusion	3,368	4,095	21.6%	21.6%
Out of Fusion	2,761	2,441	(11.6%)	(20.0%)
Corporate	3,473	3,423	(1.4%)	(1.4%)
Comunications	2,799	2,708	(3.3%)	(3.3%)
IT	674	716	6.2%	6.2%
Others (2)	2,152	2,257	4.8%	3.2%
Other income	516	476	(7.6%)	(6.4%)
Supplies	(2,996)	(3,375)	12.7%	4.4%
Personnel expenses	(5,173)	(2,997)	(42.1%)	(6.2%)
Other expenses	(2,413)	(2,350)	(2.6%)	(4.8%)
OIBDA	2,336	4,467	91.2%	1.4%
OIBDA margin	18.8%	35.1%	16.3 p.p.	0.6 p.p.
Depreciation and amortization	(1,898)	(1,830)	(3.6%)	(4.8%)
Operating income (OI)	438	2,637	n.m.	5.1%
CapEx	1,827	1,847	1.1%	3.0%
OpCF (OIBDA-CapEx)	509	2,621	n.m.	0.6%

Notes:

(1) Consumer revenues also include freelance revenues.

(2) Other revenues include wholesale, subsidiaries and other revenues.

(3) See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations

As explained above, year-on-year changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.

With respect to Telefónica Spain, we have made the following adjustments in order to calculate 2016/2015 variations in organic terms:

•	Changes in the scope of consolidation: DTS was included in Telefónica’s consolidation perimeter on May 1, 2015. In order to exclude the impact of this change in the perimeter for the calculation or organic variations, the 2015 comparative figures include DTS’s results from January 1 to April 30, 2015.

•	Restructuring costs: the impact of certain restructuring costs related to the Voluntary Suspension Plan in Spain and amounting to 837 million and 2,896 million euros in 2016 and 2015, respectively, has been excluded.

•	Results of tower sales: the result obtained by Telefónica Spain from the sale of towers in 2015 totaling 38 million euros, has been excluded. Telefónica Spain recognized no result from the sale of towers in 2016.

•	Spectrum acquisition: we have excluded the impact of spectrum acquisitions in 2016 and 2015, which totaled 7 and 49 million euros, respectively.

•	Gains or losses on the sale of companies: in 2016, the gain obtained from the sale of Telecomunicaciones Personalizadas for 29 million euros was excluded.

•	Optimization of the distribution network: the impact of the provisions recorded for 18 million and 30 million euros in 2016 and 2015, respectively, have been excluded.

The table below shows 2016/2015 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)

TELEFÓNICA SPAIN 2016	% Reported YoY	% Organic YoY	Perimeter change	Restructuring costs	Towers sales	Spectrum acquisition	Capital Gains/losses on sale of companies	Spain distribution channel

Revenues	2.5%	(0.1%)	2.6	--	--	--	--	--
Other income	(7.6%)	(6.4%)	0.1	--	(7.4)	--	5.6	--
Supplies	12.7%	4.4%	7.9	--	--	--	--	--
Personnel expenses	(42.1%)	(6.2%)	0.5	(39.8)	--	--	--	--
Other expenses	(2.6%)	(4.8%)	2.8	--	--	--	--	(0.5)
OIBDA	91.2%	1.4%	(0.2)	88.1	(1.6)	--	1.2	0.5
CapEx	1.1%	3.0%	0.4	--	--	(2.3)	--	--
OpCF (OIBDA-CapEx)	n.m.	0.6%	(2.2)	n.m.	(7.5)	8.2	5.6	2.3

Results discussion

Revenues in Telefónica Spain in 2016 were 12,713 million euros, up 2.5% year-on-year in reported terms mainly as a result of the consolidation of DTS since May 1, 2015 (which accounted for +2.6 p.p. of the year-on-year increase). In organic terms, revenues were flat year-on-year, as lower handset revenues were offset by higher service revenues.

Given the high penetration level of the convergent offer (which means the offer of more than a single service for a single price), the revenue breakdown by service is considered to be increasingly less relevant. For this reason, Telefónica Spain has established a new revenue breakdown that management believes is more meaningful.

•	Consumer revenues (6,536 million euros in 2016) grew by 6.6% year-on-year in reported terms, as a result of the consolidation of DTS since May 1, 2015 (+4.8 p.p. of the year-on-year increase). In organic terms, these revenues increased 1.8% year-on-year, mainly driven by the growth in ARPU and in the number of customers. It is worth highlighting the strong growth in "Fusión" revenues during 2016 (4,095 million euros, +21.6% year-on-year) which more than offset the drop in "non-Fusión" revenues.

•	Business revenues (3,423 million euros in 2016) decreased by 1.4% year-on-year in reported terms, improving the year-on-year trend, mainly due to a better evolution in communications revenues evolution and higher IT revenues. During 2016, business revenues showed a path of stabilization, supported by the commercial offer renovation, with integrated connectivity solutions, IT and digital services, all of them key for the digitalization of the businesses.

•	Other revenues, which include wholesale, subsidiaries and other revenues (2,257 million euros in 2016) grew by 4.8% year-on-year in reported terms, due to the growth in wholesale TV revenues and fixed ingoing voice revenues.

Fusión ARPU was 80.4 euros in 2016, up 12.0% year-on-year in reported terms, boosted by the demand of higher value packages and the tariff revisions, as well as the improvement in the customers' mix stimulated by the renovation of the portfolio that took place in August, 2016 including mobile additional lines and additional contents in the convergent offers.

OIBDA amounted to 4,467 million euros in 2016, up 91.2% year-on-year in reported terms, as a consequence of the provisions recorded in 2015 totaling 2,896 million euros relating to restructuring cost by the “Employment Suspension Plan” and 30 million euros relating to restructuring of the distribution channel. The OIBDA reported in 2016 also included 837 million euros of provisions due to the Individual Suspension Plan and other restructuring plans, and 18 million euros of provision due to the restructuring of the distribution channel.

In organic terms OIBDA increased 1.4% year-on-year, mainly due to the higher service revenues, lower personnel costs (down by 6.2% year-on-year in organic terms which is mainly explained by the savings generated by the “employment suspension plan” (207 million euros) since April 2016) and lower other expenses, which dropped 2.6% in reported terms and down 4.8% in organic terms excluding changes in the perimeter of consolidation, principally due to lower commercial costs, which in total offset the increase of supplies (+12.7% in reported terms, +4.4% in organic terms) impacted by higher content costs and IT equipment purchases.

OIBDA margin was 35.1% in 2016 in reported terms and 41.6% in organic terms, up 16.3 p.p. year-on-year in reported terms.

TELEFÓNICA UNITED KINGDOM

As explained above, the consolidated income statement for 2015 appearing in the Consolidated Financial Statements has been amended to retroactively show the reclassification of Telefónica United Kingdom´s results as continuous operations. Therefore, these results do not match the results published for such period. Consequently, segmented information has been modified for 2015.

The table below shows the evolution of accesses in Telefónica United Kingdom over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2015	2016	%Reported YoY
Fixed telephony accesses (1)	247.1	272.6	10.3%
Internet and data accesses	21.0	23.7	12.8%
Broadband	21.0	23.7	12.8%
Mobile accesses	25,018.8	25,462.7	1.8%
Prepay	10,561.4	9,701.4	(8.1%)
Contract	14,457.4	15,761.3	9.0%
M2M (2)	2,383.9	3,266.9	37.0%
Final Clients Accesses	25,286.9	25,759.0	1.9%
Total Accesses	25,286.9	25,759.0	1.9%

Notes:

(1) Includes "fixed wireless" and Voice over IP accesses.

(2) Includes 720 thousand M2M accesses on the global platform since the first quarter 2016.

In 2016, Telefónica United Kingdom maintained market momentum, as a result of the O2 brand recognition, the commercial proposal success and the customer loyalty. These factors have allowed the company to keep growing in a competitive market.

The total access base grew 1.9% year-on-year and stood at 25.8 million at December 31, 2016, mainly driven by a 1.8% increase in the mobile customer base.

The contract mobile customer base grew 9.0% year-on-year and reached 15.8 million accesses, with a broadly stable 61.9% share over the total mobile base driven by the incorporation of 720 thousand M2M accesses on the global platform, not accounted before. Net adds reached 444 thousand accesses due to the solid contribution of postpay accesses. Smartphone penetration reached 68.4% of the total mobile accesses base, up 8.0 p.p. year-on-year, driven by the continued growth of LTE customers (+36.1% year-on-year reaching 10.4 million at December 31, 2016). LTE penetration reached 47% of the total mobile access base.

The prepay access base decreased 8.1% year-on-year to 9.7 million at December 31, 2016.

The table below shows the evolution of Telefónica United Kingdom´s results over the past two years:

Millions of euros
TELEFÓNICA UNITED KINGDOM	2015	2016	% Reported YoY	% Organic YoY (1)

Revenues	7,837	6,861	(12.5%)	(1.5%)
Mobile service revenues	5,778	5,121	(11.4%)	(0.3%)
Other income	170	148	(12.7%)	(1.8%)
Supplies	(3,769)	(3,226)	(14.4%)	(3.7%)
Personnel expenses	(549)	(528)	(3.9%)	1.2%
Other expenses	(1,760)	(1,546)	(12.1%)	(1.1%)
OIBDA	1,929	1,709	(11.4%)	1.7%
OIBDA margin	24.6%	24.9%	0.3 p.p.	0.8 p.p.
Depreciation and amortization	(1,196)	(1,090)	(8.9%)	2.6%
Operating income (OI)	733	619	(15.5%)	0.2%
CapEx	883	931	5.5%	18.7%
OpCF (OIBDA-CapEx)	1,046	778	(25.6%)	(12.7%)

(1) See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations

As explained above, year-on-year changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.

With respect to Telefónica United Kingdom, we have made the following adjustments in order to calculate 2016/2015 variations in organic terms:

•	Exchange rate effect: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year on year. In particular, we have used the average foreign exchange rates of 2015 for both years.

•	Restructuring costs: we have excluded the impact in 2016 and 2015 of restructuring costs, amounting to 37 and 4 million euros, respectively.

The table below shows 2016/2015 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)

TELEFÓNICA UNITED KINGDOM 2016	% Reported YoY	% Organic YoY	Exchange rate effect	Restructuring costs

Revenues	(12.5%)	(1.5%)	(11.0)	--
Other income	(12.7%)	(1.8%)	(10.9)	--
Supplies	(14.4%)	(3.7%)	(10.7)	--
Personnel expenses	(3.9%)	1.2%	(12.0)	6.9
Other expenses	(12.1%)	(1.1%)	(11.0)	--
OIBDA	(11.4%)	1.7%	(11.1)	(2.0)
CapEx	5.5%	18.7%	(13.2)	--
OpCF (OIBDA-CapEx)	(25.6%)	(12.7%)	(9.3)	(3.6)

Results discussion

Total revenues were 6,861 million euros in 2016, down by 12.5% year-on-year in reported terms mainly due to the depreciation of the pound sterling (which accounted for -11 p.p. of the year-on-year decrease). In organic terms, revenues decreased by 1.5% year-on-year due mainly to lower handset sales, which declined by 8.0% year-on-year.

Mobile service revenues totaled 5,121 million euros in 2016, down by 11.4% year-on-year in reported terms due mainly to the depreciation of the pound sterling (which accounted for -11.1 p.p. of the year-on-year decrease). Excluding this impact, mobile service revenues decreased by 0.3% due to the “Refresh” commercial model as well as the low interconnection fares. Under the Refresh commercial model, certain revenues related to handset are not considered as mobile service revenues, but as handset revenues.

Mobile ARPU decreased by 12.1% year-on-year in reported terms due mainly to the depreciation of the pound sterling. In organic terms, ARPU went down by 1.1% adversely affected by the “Refresh” model, while data ARPU increased by 2.3%. In the “Refresh” model handset revenues are not considered as mobile service revenues, but as handset revenues and ARPU does not reflect the handset revenues.

TELEFÓNICA UNITED KINGDOM	2015	2016	%YoY	%Organic YoY
Voice Traffic (millions of minutes)	90,527	93,306	3.1%	3.1%
ARPU (EUR)	19.4	17.0	(12.1%)	(1.1%)
Prepay	7.7	7.5	(3.1%)	9.7%
Contract (1)	33.5	28.8	(14.1%)	(3.5%)
Data ARPU (EUR)	11.3	10.3	(9.0%)	2.3%
% non-SMS over data revenues	59.4%	61.4%	2.0 p.p.	2.0 p.p.

Notes:

(1) Excludes M2M.

OIBDA totaled 1,709 million euros in 2016, down 11.4% year-on-year in reported terms, as a result mainly of the depreciation of the sterling pound. In organic terms, OIBDA increased by 1.7% year-on-year due to the reduction of costs offset by lower service revenues.

The OIBDA margin stood at 24.9% in 2016, with an increase of 0.3 p.p. in reported terms compared to 2015. In organic terms, OIBDA margin stood at 25.5%.

TELEFÓNICA GERMANY

The below table shows the evolution of accesses in Telefónica Germany over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2015	2016	%Reported YoY
Fixed telephony accesses (1)	1,997.8	2,010.3	0.6%
Internet and data accesses	2,330.6	2,324.5	(0.3%)
Broadband	2,098.0	2,104.0	0.3%
VDSL	516.8	805.5	55.9%
Mobile accesses	43,062.8	44,320.7	2.9%
Prepay	23,979.4	23,784.0	(0.8%)
Contract	19,083.4	20,536.6	7.6%
M2M	632.0	787.8	24.6%
Final Clients Accesses	47,391.2	48,655.5	2.7%
Wholesale Accesses	972.0	691.0	(28.9%)
Total Accesses	48,363.2	49,346.4	2.0%

Notes:

(1) Includes "fixed wireless" and Voice over IP accesses.

During 2016 Telefónica Germany maintained market momentum with the launch of a new Premium portfolio called “O2 Free” on October 5, 2016, which underpins the company´s data monetization strategy, offering more content at a higher price with a clear focus on retaining and developing the premium customer base. Competitive pressure in the non-premium segment is showing some signs of improvement. At the same time, Telefónica Germany delivered on its integration milestones, generating additional savings in line with its synergy targets.

The total access base grew 2.0% year-on-year and stood at 49.3 million at December 31, 2016, mainly driven by a 2.9% increase in the mobile base (which reached 44.3 million).

The contract mobile customer base grew 8% year-on-year and reached 20.5 million accesses, with a broadly stable 46.3% share over the total mobile base. Net adds reached 1.5 million accesses due to the solid contribution of partners (second brands). Smartphone penetration reached 59% of the total mobile access base, up 5.2 p.p. year-on-year driven by the continued growth of LTE customers (+53% year-on-year reaching 12.1 million at December 31, 2016) which reflects the continuous demand by customers for high speed mobile data access. LTE penetration reached 27% of the total mobile access base.

The prepay access base remained broadly stable year-on-year (-0.8%) at 23.8 million. The prepay segment lost 195 thousand accesses in 2016 due to the partner segment.

The retail broadband access loss trend continued to improve, with 6 thousand net additions in 2016. VDSL registered 289 thousand net additions (+60% year-on-year) in 2016 and continued to benefit from the continued strong demand, while the wholesale DSL customer base continued to fall due to the planned dismantling of the legacy infrastructure.

The table below shows the evolution of Telefónica Germany’s results over the past two years:

Millions of euros
TELEFÓNICA GERMANY	2015	2016	% Reported YoY	% Organic YoY (1)

Revenues	7,888	7,503	(4.9%)	(4.9%)
Mobile Business	6,832	6,498	(4.9%)	(4.9%)
Mobile service revenues	5,532	5,437	(1.7%)	(1.7%)
Fixed Business	1,043	981	(5.9%)	(5.9%)
Other income	265	146	(45.0%)	(9.3%)
Supplies	(2,712)	(2,452)	(9.6%)	(9.6%)
Personnel expenses	(655)	(646)	(1.4%)	(7.9%)
Other expenses	(2,928)	(2,757)	(5.8%)	(5.0%)
OIBDA	1,858	1,794	(3.4%)	2.9%
OIBDA margin	23.6%	23.9%	0.4 p.p.	1.9 p.p.
Depreciation and amortization	(2,128)	(2,211)	3.9%	3.9%
Operating income (OI)	(270)	(417)	54.2%	9.8%
CapEx	2,230	1,108	(50.3%)	6.8%
OpCF (OIBDA-CapEx)	(372)	686	c.s.	(2.1%)

(1) See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations

As explained above, year-on-year changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.

With respect to Telefónica Germany, we have made the following adjustments in order to calculate 2016/2015 variations in organic terms:

•	Restructuring costs: we have excluded the impact of restructuring costs associated with simplification processes implemented in Germany. In 2016, restructuring costs had an 89 million euros impact on OIBDA. In 2015, restructuring costs had a 74 million euros impact on OIBDA.

•	Adjustments to the final purchase price of E-Plus: in 2015 we have excluded the result from the difference between the preliminary purchase price of E-Plus (as estimated at the end of the valuation period) and the final purchase price agreed with KPN, totaling 104 million euros (which had 102 million euros positive impact on OIBDA, net of costs related to the acquisition).

•	Spectrum acquisition: the CapEx organic variation exclude spectrum acquisition, which in 2015 amounted to 1.198 million euros (6 million euros in 2016).

The table below shows 2016/2015 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement measures and CapEX and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)

TELEFÓNICA GERMANY 2016	% Reported YoY	% Organic YoY	Restructuring costs	Adjustments to the final purchase price of E-Plus	Spectrum acquisition

Revenues	(4.9%)	(4.9%)	--	--	--
Other income	(45.0%)	(9.3%)	--	(39.4)
Supplies	(9.6%)	(9.6%)	--	--	--
Personnel expenses	(1.4%)	(7.9%)	6.4	--	--
Other expenses	(5.8%)	(5.0%)	(0.9)	(0.1)	--
OIBDA	(3.4%)	2.9%	(0.8)	(5.5)	--
CapEx	(50.3%)	6.8%	--	--	(53.5)
OpCF (OIBDA-CapEx)	c.s.	(2.1%)	4.1	27.4	n.m.

Results discussion

Total revenues were 7,503 million euros in 2016, down 4.9% year-on-year in reported terms due mainly to the lower service revenues and handset sales.

Mobile service revenues totaled 5,437 million euros in 2016, decreasing 1.7% year-on-year in reported terms due mainly to the impact of termination and roaming tariffs, the increasing share of partner segment (second brands) within the customer base and the competitive pressure. Telefónica Germany continued to focus on data revenues, which increased by 5.3% and accounted for 55% of mobile service revenues in 2016. Non-P2P SMS data revenues amounted to 2,300 million euros (increasing +13.1% year-on-year) and non-P2P SMS data revenues accounted for 76.9% of the total data revenues (+5.3 p.p. year-on-year).

Fixed revenues were 981million euros in 2016 (down 5.9% year-on-year), due to lower wholesale revenues driven by the planned decommissioning of the legacy ULL platform.

Mobile ARPU was 10.3 euros in 2015 (down 3.7% year-on-year), while contract ARPU stood at 16.5 euros (down 4.1% year-on-year), as a result of the high pricing pressure in a competitive market, higher share of wholesale customers in the customer base and the consequent change in the weight of retail to wholesale. Data ARPU was 5.7 euros (+3.4% year-on-year).

TELEFÓNICA GERMANY	2015	2016	%YoY
Voice Traffic (millions of minutes)	117,877	113,896	(3.4%)
ARPU (EUR)	10.7	10.3	(3.7%)
Prepay	5.8	5.7	(1.6%)
Contract (1)	17.2	16.5	(4.1%)
Data ARPU (EUR)	5.5	5.7	3.4%
% non-SMS over data revenues	71.6%	76.9%	5.3 p.p.

Notes:

(1) Excludes M2M.

OIBDA totaled 1,794 million euros in 2016, decreasing 3.4% year-on-year in reported terms as a result mainly of the previously mentioned positive impact of the final purchase price of E-Plus in 2015 (-5.5 p.p.) and the lower restructuring costs recorded in 2016 (-0.8 p.p.). In organic terms, OIBDA grew by 2.9% year-on-year, driven by the synergies captured in integration (approximately 150 million euros in 2016) mainly by employees restructuring and infrastructure dismantling.

The OIBDA margin stood at 23.9% in reported terms for 2016, up 0.4 p.p. compared to 2015 (+1.9 p.p. in organic terms).

TELEFÓNICA BRAZIL

The below table shows the evolution of accesses in Telefónica Brazil over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2015	2016	%Reported YoY
Fixed telephony accesses (1)	14,654.5	14,338.4	(2.2%)
Internet and data accesses	7,195.5	7,383.2	2.6%
Broadband	7,129.5	7,311.0	2.5%
Fiber and VDSL	3,779.9	4,171.0	10.3%
Mobile accesses	73,261.3	73,769.8	0.7%
Prepay	42,194.4	40,387.2	(4.3%)
Contract	31,066.9	33,382.6	7.5%
M2M	4,234.7	5,005.1	18.2%
Pay TV	1,787.9	1,712.7	(4.2%)
Final Clients Accesses	96,899.3	97,204.2	0.3%
Wholesale Accesses	22.3	17.9	(19.5%)
Total Accesses	96,921.5	97,222.2	0.3%

Notes:

(*) There were no variations in organic terms during the period.
(1) Includes "fixed wireless" and Voice over IP accesses.

Telefónica Brazil closed the year 2016 improving its competitive position in the mobile as well as in the fixed market. In the mobile business, leadership has been maintained in the higher value segments, which permitted the operator to capture mobile market revenue growth in 2016. In the fixed business, the transformation towards fiber and Pay-TV was strengthened after the integration of GVT in May 2015.

Revenues and OIBDA evolution was positively supported by the acceleration of mobile data and the good evolution of fiber and Pay-TV. Additionally, Telefónica Brazil carried out costs control measures and generated benefits from the synergies with GVT that offset the adverse macroeconomic situation in Brazil.

However, results in 2016 were adversely affected by the interconnection tariff reduction in the mobile business (-33.8%) and in the retail fixed-mobile tariff (-20.6%), fixed-local (-65.9%) and fixed-interurban (-21.3%) since February 25, 2016.

Telefónica Brazil reached 97.2 million accesses at December 31, 2016, up 0.3% compared with December 2015.

In the mobile business, the strategic focus remained on gaining and retaining high value customers, reaching a market share of 42.1% in the contract segment as of December 31, 2016 (Source: Anatel), preserving the leadership. Telefónica Brazil maintained its market leadership in terms of total accesses with a market share of 30.2% as of December 2016 (source: Anatel), driven by the contract clients growth (7.5% year-on-year), and offset the fall in prepaid clients (-4.3% year-on-year). An improvement has been experienced on the “familiar plans”, giving the chance to proceed to data sharing among the same family, as well as progress in online client assistance through “meu vivo”, acclaiming one of Vivo’s strengths and continuing with constant upgrades.

In its fixed business, Telefónica Brazil maintained its strategic focus on fiber deployment, with 17 million premises passed with fiber at December 31, 2016 and 4.3 million homes connected. Traditional accesses decreased 2.2% due to the fixed-mobile substitution. Retail broadband accesses totaled 7.3 million accesses at the end of 2016, increasing 2.5% year-on-year. Among them, 59% accesses were connected with FTCC. Pay TV customers reached 1.7 million as of December 31, 2016, down 4.2% in reported terms due mainly to the macroeconomic situation and a commercial strategy based in value clients gaining. IPTV accesses increased in relevance representing 13% of total Pay TV accesses.

The table below shows the evolution of Telefónica Brazil’s results over the past two years:

Millions of Euros
TELEFÓNICA BRAZIL	2015	2016	% Reported YoY	% Organic YoY (1)

Revenues	11,060	11,097	0.3%	0.9%
Mobile Business	6,906	6,669	(3.4%)	1.7%
Mobile service revenues	6,495	6,357	(2.1%)	3.1%
Fixed Business	4,154	4,428	6.6%	(0.2%)
Other income	416	348	(16.3%)	(16.6%)
Supplies	(2,568)	(2,249)	(12.4%)	(10.9%)
Personnel expenses	(1,042)	(1,167)	11.9%	3.1%
Other expenses	(4,293)	(4,315)	0.5%	2.0%
OIBDA	3,573	3,714	3.9%	5.3%
OIBDA margin	32.3%	33.5%	1.2 p.p.	1.4 p.p.
Depreciation and amortization	(1,916)	(2,038)	6.4%	2.5%
Operating income (OI)	1,657	1,676	1.1%	8.8%
CapEx	2,105	2,138	1.6%	(2.9%)
OpCF (OIBDA-CapEx)	1,468	1,576	7.3%	17.8%

(1) See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations

As explained above, year-on-year changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.

With respect to Telefónica Brazil, we have made the following adjustments in order to calculate 2016/2015 variations in organic terms:

•	Exchange rate effect: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year on year. In particular, we have used the average foreign exchange rates of 2015 for both years.

•	Changes in the scope of consolidation: GVT was included in Telefónica’s consolidation perimeter in May 2015. In order to exclude the impact of this change in the perimeter for the calculation of organic variations, the 2015 comparative figures include GVT’s results from January 1 to April 30, 2015.

•	Restructuring costs: we have excluded the impact of restructuring costs associated with the simplification processes implemented in Telefónica Brazil. In 2016, these restructuring costs totaled 40 million euros. In 2015, these restructuring costs totaled 7 million euros

•	Results of tower sales: the results attributable to the sale of towers have been excluded (10 million euros in 2015).

•	Spectrum acquisition: the impact of spectrum acquisitions has been excluded (48 million euros in 2016).

The table below shows 2016/2015 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)

TELEFÓNICA BRAZIL 2016	% Reported YoY	% Organic YoY	Exchange rate effect	Perimeter change	Restructuring costs	Towers sales	Spectrum acquisition
Revenues	0.3%	0.9%	(5.2)	4.6	--	--	--
Other income	(16.3%)	(16.6%)	4.4	(7.9)	--	2.3	--
Supplies	(12.4%)	(10.9%)	(4.6)	3.4	--	--	--
Personnel expenses	11.9%	3.1%	(5.8)	11.0	3.3	--	--
Other expenses	0.5%	2.0%	(5.2)	3.7	--	--	--
OIBDA	3.9%	5.3%	(5.4)	5.1	(1.0)	(0.3)	--
CapEx	1.6%	(2.9%)	(5.3)	7.6	--	--	2.4
OpCF (OIBDA-CapEx)	7.3%	17.8%	(5.6)	1.4	(2.4)	(0.7)	(3.5)

Results discussion

Revenues totaled 11,097 million euros in 2016, up 0.3% in reported terms and 0.9% year-on-year in organic terms, due mainly to the depreciation of the Brazilian real (which accounted for -5.2 p.p. of the evolution) and the consolidation of GVT (+4.6 p.p.). In organic terms, the year-on-year variation of 0.9% was principally due to the good evolution in the mobile business (+1.7% year-on-year), which was partially offset by the impact of the regulatory interconnection tariff reduction, impacting resulting in a reduction in fixed revenues, that decreased by 0.2%.

•	Revenues from the mobile business totaled 6,669 million euros in 2016, down 3.4% in reported terms due mainly to the depreciation of the Brazilian real (which accounted for -5.0 p.p. of the evolution). In organic terms, revenues from the mobile business increased by 1.7% due to the positive evolution of service revenues (+3.1% year-on-year) as a result of the good performance of outbound revenues, which in turn increased as a result of an increase in the customer base and the increased proportion of data revenues. This offsets the decrease in inbound revenues because of the fall in interconnection, due to the decrease of tariffs, and prepaid revenues associated with the customer base fall. Additionally, handsets revenues slow down 23.9% in reported terms due to a lower commercial activity.

•	Fixed telephony revenues totaled 4,428 million euros, up by 6.6% in reported terms due mainly to the impact of the consolidation of GVT (+12.3 p.p.) and partially offset by depreciation of the Brazilian real (which accounted for -5.6 p.p. of the evolution). In organic terms, revenues were down by 0.2%, mainly due to the regulatory impact of the decrease of the fixed-mobile and fixed-fixed tariffs that compensate the increase in broadband and new services revenues, which were up by 6.5% year-on-year in organic terms supported by the increase in fiber and Pay TV revenues.

The mobile ARPU increased 13.3% year-on-year in reported terms due mainly to the better quality of the customer base and the expansion of data revenues that compensate the depreciation of the Brazilian real. In organic terms, it increased 19.3% year-on-year as a consequence of the higher data ARPU which more than offset the negative impact of the reduction in the mobile termination rates. We believe the high quality of the client base is reflected in an increase in the outbound ARPU and the 25.3% growth in the data ARPU.

TELEFÓNICA BRAZIL	2015	2016	%YoY	%Local Currency YoY
Voice Traffic (millions of minutes)	379,430	373,074	(1.7%)	(1.7%)
ARPU (EUR)	6.3	7.1	13.3%	19.3%
Prepay	3.2	3.4	5.4%	11.2%
Contract (1)	13.3	12.9	(2.9%)	2.4%
Data ARPU (EUR)	2.9	3.5	19.1%	25.3%
% non-SMS over data revenues	82.9%	88.4%	5.5 p.p.	5.5 p.p.

Notes:

(1) Excludes M2M.

OIBDA stood at 3,714 million euros in 2016, up 3.9% in reported terms. This evolution was affected by the recognition of a 40 million euros related to a restructuring personnel plan in 2016 compared with the 7 million euros provision registered in 2015, the positive impact from the expired payment obligation (98 million euros) in 2015, the negative impact of the depreciation of the Brazilian real (-5.4 p.p.) and the consolidation of GVT (+5.1 p.p.). In organic terms, the year-on-year increase was 5.3% due to revenue improvement and cost efficiency compensating a worse macro scenario with higher inflation, more devaluation and greater insolvencies provision rates. Personnel expenses totaled 1,167 million euros in 2016, up 11.9% in reported terms as result mainly of the consolidation of GVT, which was partially offset by the depreciation of the Brazilian real. In organic terms, personnel expenses increased by 3.1% year-on-year due to higher social benefits and the internalization of network contractors that compensates benefits from restructuring plans and voluntary redundancy programs in 2016. In addition, supplies costs fell (-10.9% in organic terms) thanks to the positive impact of the interconnection tariff reduction and lesser devices consumption (commercial activity focused on profitable clients).

The OIBDA margin stood at 33.5% in reported terms for 2016, up 1.2 p.p. compared to 2015.

TELEFÓNICA HISPANOAMÉRICA

The below table shows the evolution of accesses in Telefónica Hispanoamérica over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2015	2016	%Reported YoY
Fixed telephony accesses (1)	12,829.8	11,938.6	(6.9%)
Internet and data accesses	5,667.8	5,707.9	0.7%
Broadband	5,610.4	5,570.7	(0.7%)
Mobile accesses	113,302.7	115,284.5	1.7%
Prepay	88,332.8	89,461.2	1.3%
Contract	24,969.8	25,823.3	3.4%
M2M	2,296.9	2,561.3	11.5%
Pay TV	2,812.2	2,919.2	3.8%
Final Clients Accesses	134,612.4	135,850.3	0.9%
Wholesale Accesses	30.9	66.5	115.6%
Total Accesses T. Hispanoamérica	134,643.3	135,916.8	0.9%

Notes:

(1)  Includes "fixed wireless" and Voice over IP accesses.

Total accesses reached 135.9 million at December 31, 2016 (+ 0.9% year-on-year).

Mobile accesses totaled 115.3 million customers and grew 1.7% year-on-year, highlighting the higher quality of the customer base.

•	In the contract segment, accesses grew 3.4% year-on-year. Growth was particularly strong in Argentina (+3.3%), Chile (+7.5%) and Colombia (+6.0%). Annual net adds reached 854 thousand customers, mainly due to the contribution of Argentina (+231 thousand accesses), Chile (+218 thousand accesses) and Colombia (+203 thousand accesses), benefitting from a successful strategy of migrations (from prepay to contract), as well as a higher amount of gross adds.

•	In the prepay segment, accesses grew 1.3% year-on-year, with net adds of 1,1 million customers. Growth was driven mainly by Mexico (+1.5 million accesses), Colombia (+0.6 million accesses) and Central America (+0.8 million accesses), compensating the negative net adds in other markets like Peru (-1.2 million accesses) and Chile (-1.0 million accesses). Such increases were explained by strong price competition in the prepay segment, not followed by Movistar to avoid harming the quality levels of the network (avoiding reduced price offers), along with the focus on attracting high value customers that allowed the acceleration of migration processes from prepay to contract.

•	The smartphone customer base grew 14.7% year-on-year to 46.1 million accesses, with a penetration over mobile accesses of 41.3% (+4.7 p.p. year-on-year), mainly due to the growth in all countries of the region. At the same time, 4G accesses continued growing, reaching 15.5 million accesses at the end of the year.

Traditional fixed business accesses stood at 11.9 million at December 31, 2016 (-6.9% year-on-year) with negative net adds of 0.9 million customers, affected by the erosion of traditional fixed business in the region, including Argentina (-4.0% year-on-year), Peru (-5.8% year-on-year), Chile (-5.4% year-on-year) and Colombia (-5.4% year-on-year).

Broadband accesses totaled 5.6 million at December 31, 2016 (-0.7% year-on-year), due to negative net adds in Colombia (-3.6%) and Argentina (-1.6%), which were not enough to offset the positive performance of Peru (+2.4%). The penetration of fixed broadband accesses over traditional fixed business accesses was 46.7% at December 31, 2016 (+2.9 p.p. year-on-year). There was progressive migration towards data plans with higher speeds, with 62.1% of broadband accesses having a speed over 4Mb at December 31, 2016 (+9 p.p. year-on-year).

TV accesses totaled 2.9 million (+3.8% year-on-year), with net adds of 107 thousand customers as a result of an improvement in all the countries in the region that offer the service. Growth was particularly positive in Peru (+6.2%), Colombia (+5.9%) and Chile (+2.5%).

The table below shows the evolution of Telefónica Hispanoamérica’s results over the past two years:

Millions of euros
TELEFÓNICA HISPANOAMÉRICA	2015	2016	% Reported YoY	% Organic YoY (1)

Revenues	14,387	12,579	(12.6%)	7.5%
Mobile Business	10,347	8,882	(14.2%)	6.3%
Mobile service revenues	9,160	7,918	(13.6%)	7.0%
Fixed Business	4,070	3,732	(8.3%)	12.2%
Other income	347	274	(21.3%)	(10.4%)
Supplies	(4,176)	(3,704)	(11.3%)	4.4%
Personnel expenses	(1,686)	(1,584)	(6.1%)	22.8%
Other expenses	(4,516)	(4,088)	(9.5%)	7.0%
OIBDA	4,356	3,477	(20.2%)	3.9%
OIBDA margin	30.3%	27.6%	(2.6 p.p.)	(1.0 p.p.)
Depreciation and amortization	(2,241)	(2,190)	(2.3%)	7.5%
Operating income (OI)	2,115	1,287	(39.1%)	0.5%
CapEx	3,060	2,613	(14.6%)	6.5%
OpCF (OIBDA-CapEx)	1,296	864	(33.3%)	(0.3%)

(1) See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations

As explained above, year-on-year changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.

With respect to Telefónica Hispanoamérica, we have made the following adjustments in order to calculate 2016/2015 variations in organic terms:

•	Exchange rate effects and hyperinflationary adjustments in Venezuela: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year on year. In particular, we have used the average foreign exchange rates of 2015 for both years. We have also excluded the impact of hyperinflationary adjustments in Venezuela, by reversing such adjustments.

•	Restructuring costs: we have excluded the impact of restructuring costs in 2016 and 2015, amounting to 84 and 38 million euros, respectively.

•	Results of tower sales: the results attributable to the sale of towers have been excluded (1 million euros in 2016 and 18 million euros in 2015).

•	Spectrum acquisition: the impact of spectrum acquisitions has been excluded in 2016 (284 million euros, corresponding to Peru) and 2015 (338 million euros, mainly corresponding to Argentina and Ecuador).

•	Capital gains and losses on sales of companies: gains and losses obtained from the sale of companies are excluded to calculate organic variations. In 2016, the profit from the sale of Telefé for 15 million euros was excluded.

•	Goodwill impairments: Impairment losses from goodwill in consolidation are excluded to calculate organic variations. In 2016, the impairment loss on the goodwill assigned to Telefónica Venezolana and Telefónica Móviles Mexico amounting to 124 and 91 million euros, respectively.

The table below shows 2016/2015 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)

TELEFÓNICA HISPANOAMÉRICA 2016	% Reported YoY	% Organic YoY	Exchange rate effect and hyperinflation	Restructuring costs	Towers sales	Spectrum acquisition	Capital Gains/losses on sale of companies	Impairments
Revenues	(12.6%)	7.5%	(20.0)	--	--	--	--
Other income	(21.3%)	(10.4%)	(10.7)	--	(5.0)	--	4.2	--
Supplies	(11.3%)	4.4%	(15.6)	--	--	--	--	--
Personnel expenses	(6.1%)	22.8%	(32.4)	4.2	--	--	--	--
Other expenses	(9.5%)	7.0%	(21.2)	--	--	--	--	4.8
OIBDA	(20.2%)	3.9%	(17.5)	(1.6)	(0.4)	--	0.3	(4.9)
CapEx	(14.6%)	6.5%	(19.1)	--	--	(1.2)	--
OpCF (OIBDA-CapEx)	(33.3%)	(0.3%)	(13.6)	(5.5)	(1.3)	2.9	1.1	(16.6)

Results discussion

Revenues amounted to 12,579 million euros in 2016, decreasing 12.6% year-on-year in reported terms due to the foreign exchange effects and the hyperinflation in Venezuela (-20.0 p.p.). Revenues increased 7.5 % year-on-year in organic terms mainly due to the growth in data revenues (mobile and fixed) and the growth of the customer base, higher data usage per customer and higher data penetration.

•	Mobile service revenues reached 7,918 million euros in 2016 and decreased by 13.6% year-on-year in reported terms. This decrease was mainly driven by the foreign exchange effects and the hyperinflation in Venezuela (which decreased growth by 20.6 p.p. of the year-on-year variation). Excluding these effects, these revenues grew by 7.0% principally as a result of the increase of service revenues in Argentina (18.4%). Mobile service revenues performance by country was as follows:

o	In Argentina: mobile service revenues amounted to 1,628 million euros in 2016, decreasing 25.8% year-on-year in reported terms. This decrease was mainly due to the exchange rate effect, reducing growth by 44.2 p.p. Excluding this effect, revenues increased by 18.4% due to the data revenues growth leveraged on the higher 4G customer base, permitting data consumption acceleration and commercial offers adapted to the inflationary environment.

o	In Mexico: mobile service revenues reached 1,246 million euros in 2016, decreasing 19% year-on-year in reported terms. In local currency, these revenues decreased 4.9%, mainly due to lower prepaid revenues as a result of strong competition and due to the regulatory impact, which was partially offset by a satisfactory performance in wholesale service.

o	In Chile: service revenues reached 1,103 million euros in 2016, decreasing 6.3% year-on- year in reported terms mainly due to the foreign exchange effect (-3.1 p.p.). In local currency, these revenues decreased by 3.2% affected by lower prepaid revenues as well as lower interconnection rates.

o	In Peru: mobile service revenues reached 1,206 million euros in 2016, decreasing 13.2% year-on-year in reported terms mainly due to the foreign exchange effect (-5 p.p.). In local currency these revenues decreased by 8.2%, affected by the reduction of prepaid and contract revenues due to higher aggressiveness in the market, resulting in lower ARPUs.

•	Data revenues in the segment reached 3,511 million euros in 2016 and decreased 4.8% year-on-year in reported terms mainly due to foreign exchange effects and the hyperinflation in Venezuela (-24.4 p.p). Excluding these effects, these revenues grew 19.6 % year-on-year mainly due to the increase in data revenues in most of the countries of the region and by the higher data penetration which grew from 41.3% in 2015 to 46.1 % during 2016.

•	Fixed business revenues reached 3,732 million euros in 2016, and decreased 8.3% in reported terms. Excluding the foreign exchange effects and the hyperinflation in Venezuela (which decreased growth by 20.5p.p.) these revenues grew by 12.2% due to the increase in broadband and new services revenues (+21.6%). Revenues from broadband and new services, accounted for 53.7% of fixed revenues (+3.0 p.p. year-on-year). The growth was particularly notable in Argentina (44.7%), Colombia (17.4%) and Chile (11.7%) with a strong growth in broadband revenues due to the higher quality of the customer base as well as the tariff adjustment.

OIBDA reached 3,477 million euros in 2016, decreasing 20.2% in reported terms, negatively affected by the goodwill impairment in Mexico and Venezuela and restructuring costs in 2016 and 2015, previously mentioned, and offset by the generated capital gain from the Telefé sale. Excluding these adjustments, exchange rate effects and hyperinflation in Venezuela, OIBDA increased 3.9% in organic terms. This growth is mainly due to the good evolution in revenues and higher commercial efficiencies that offset higher interconnection, content and network costs, up principally due to the devaluation in certain countries in the region. Energy, electricity and call center costs also increased during 2016.

Below additional information by country.

o	Argentina: OIBDA reached 797 million euros in December 2016, decreasing 20.7% in reported terms. In local currency, OIBDA increased by 26.6%, mainly due to the revenue growth as well as to lower commercial costs recorded in 2016, as a result of lower commercial activity and greater commercial efficiency.

o	Chile: OIBDA reached 704 million euros in December 2016, decreasing 7.4% in reported terms mainly due to the exchange rate evolution (-3 p.p.). In local currency, OIBDA decreased by 4.4%, explained by the decrease in mobile service revenues.

o	Peru: OIBDA reached 782 million euros in December 2016, decreasing 17.1% in reported terms mainly due to the exchange rate evolution. In local currency, OIBDA decreased by 12.3%, as the efforts in costs savings were insufficient to compensate higher interconnection costs associated with higher traffic, and more than offset the revenue increase.

o	Colombia: OIBDA reached 464 million euros in December 2016, decreasing 15% in reported terms mainly due to the exchange rate evolution. In local currency, OIBDA decreases 5.1% year-on-year due to higher interconnection costs associated to the successful offer “Todo Destino”.

The OIBDA margin was 27.6% in 2016, decreasing 2.6 p.p. in reported terms. This decrease is affected by the margin reduction in Chile (-1.7 p.p.), Peru (-2.8 p.p.), Colombia (-3.3 p.p.) and Mexico (-5.0 p.p.), reflecting a higher commercial effort focused on higher value segments.

2015/2014 Consolidated results

In this section, we discuss changes in the Group’s consolidated income statements for 2015 and 2014. The consolidated income statement data for the years ended December 31, 2015 and 2014 set forth below has been retrospectively amended, in order to cease to present our operations in the United Kingdom as a discontinued operation.

As explained above, the consolidated income statement for the year ended December 31, 2015 has been amended to retroactively show the reclassification of Telefónica United Kingdom´s results as continuing operations. Therefore, the results below differ from the results previously published for such period. The segmented financial information shown below has been amended for 2015 as discussed above.

Telefónica’s total accesses totaled 347.5 million as of December 31, 2015. Telefónica United Kingdom customers have been included in the 2014 and 2015 customer base, since we have classified Telefónica United Kingdom and its operations as continuing operations. Group accesses increased 1.9% year-on-year, as a result mainly of the additional accesses gained following the purchase of GVT by Telefónica Brazil and DTS in Telefónica Spain and the growth in accesses in Telefónica Hispanoamérica, Telefónica Germany and Telefónica United Kingdom. If we consider the accesses from GVT and DTS as of December 31, 2014 to make both years comparable, accesses would have decreased by 0.8% affected, in part, by prepaid disconnections in Telefónica Brazil (which resulted in the disconnection of 11.5 million accesses in 2015 and 1.6 million accesses in 2014). In 2015, commercial activity increased based on high value customers, resulting in growth of the contract mobile segment (smartphones and LTE), fiber and Pay TV. Accesses in Telefónica Hispanoamérica (38.7% of the Group’s total as of December 31, 2015) increased by 2.3% year-on-year, Telefónica United Kingdom (7.3% of the Group’s total as of December 31, 2015) increased by 2.3% year-on-year, while accesses in Telefónica Germany (13.9% of the Group’s total) increased by 1.5% year-on-year.

The below table shows the evolution of accesses 2014 and 2015:

ACCESSES
Thousands of accesses	2014	2015	%Reported YoY	%Organic YoY (1)
Fixed telephony accesses (2)	36,830.0	39,734.9	7.9%	(3.0%)
Internet and data accesses	18,151.7	21,365.3	17.7%	1.3%
Broadband (3)	17,668.5	20,971.3	18.7%	1.8%
Fiber (4)	1,755.0	6,100.3	247.6%	29.9%
Mobile accesses	274,458.0	272,103.9	(0.9%)	(0.9%)
Prepay	175,720.4	167,845.1	(4.5%)	(4.5%)
Contract	98,737.6	104,258.8	5.6%	5.6%
M2M	9,787.4	11,526.3	17.8%	17.8%
Pay TV (5)	5,087.2	8,271.6	62.6%	12.0%
Final Clients Accesses	334,526.9	341,475.6	2.1%	(0.7%)
Wholesale Accesses	6,521.6	6,062.8	(7.0%)	(7.0%)
Total Accesses	341,048.5	347,538.4	1.9%	(0.8%)

Notes:

- T. Ireland customers are excluded since the third quarter 2014. Accesses include E-Plus customers since the fourth quarter 2014 and GVT and DTS customers since May 1 2015.

(1) In order to calculate organic changes, we have added the accesses of DTS and GVT as of December 31, 2014 to our accesses as of such date.

(2) Includes "fixed wireless" and Voice over IP accesses.

(3) Includes DSL, satellite, optic fiber, cable modem and broadband circuits.

(4) Includes 3.25 million GVT fiber (FTTx) customers since second quarter 2015.

(5) Includes 1.1 million DTS customers.

The below table shows the contribution of each item for which we have adjusted our reported growth. With respect to each line item, the contribution to reported growth of such line item, expressed in p.p., is the result of dividing the impact of each item for which we have adjusted by the amount of such line item, on a reported basis, for the prior year.

TELEFÓNICA 2015	%Reported YoY	%Organic YoY (1)	DTS	GVT
Fixed telephony accesses	7.9%	(3.0%)	0.0 p.p.	11.2 p.p.
Internet and data accesses	17.7%	1.3%	0.0 p.p.	16.2 p.p.
Broadband	18.7%	1.8%	0.0 p.p.	16.6 p.p.
Fiber	n.m.	29.9%	0.0 p.p.	n.m.
Pay TV	62.6%	12.0%	28.3 p.p.	16.9 p.p.
Final Clients Accesses	2.1%	(0.7%)	0.4 p.p.	2.4 p.p.
Total Accesses	1.9%	(0.8%)	0.4 p.p.	2.3 p.p.

(1) In order to calculate organic changes, we have added the accesses of DTS and GVT as of December 31, 2014 to our accesses as of such date.

The table below shows the evolution of accesses by segment:

	YoY variation		% Over Total Accesses
Accesses 2015	%Reported YoY	%Organic YoY (1)	2014	2015
Spain	1.9%	(1.6%)	12.1%	12.1%
United Kingdom	2.3%	--	7.3%	7.3%
Germany	1.5%	--	14.0%	13.9%
Brazil	1.4%	(6.4%)	28.0%	27.9%
Hispanoamérica	2.3%	--	38.6%	38.7%
Others	16.6%	--	0.1%	0.1%

(1) In order to calculate organic changes, we have added the accesses of DTS and GVT as of December 31, 2014 to our accesses as of such date.

The Group’s strategy is based on capturing growth in its markets, especially on attracting high-value customers.

Mobile accesses totaled 272.1 million at December 31, 2015, down 0.9% compared to December 31, 2014, affected mainly by the decrease in prepay accesses (due to the disconnection of prepay accesses in Brazil (11.5 million accesses in 2015 and 1.6 million accesses in 2014)). Contract accesses, however, were up 5.6% year-on-year, continuing to increase their weight over total mobile accesses up to 38.3% (+2.3 p.p. year-on-year).

Smartphone accesses maintained a strong growth rate (up 48.3% year-on-year), totaling 126.2 million accesses as of December 31, 2015 and reaching a penetration rate over total accesses of 49.5% (+14.3 p.p. year-on-year), reflecting the Company’s strategic focus on the growth of its data services.

Fixed broadband accesses stood at 21.0 million at December 31, 2015, up 18.7% year-on-year (of which 16.6 p.p. was due to the inclusion of accesses from GVT in the 2015). Fiber accesses stood at 6.1 million at December 31, 2015.

TV accesses totaled 8.3 million up 63% year-on-year (of which 28 p.p. was due to the inclusion of accesses from DTS and 17 p.p. was due to the inclusion of accesses from GVT in the 2015 access base).

Telefónica’s customer base includes the consumer and business segments, and therefore is not affected by customer concentration risk.

	Year ended December, 31				Percent Change
Consolidated Results	2014 (*)		2015 (*)		2015 vs 2014
Millions of euros	Total	% of revenues	Total	% of revenues	Total	%
Revenues	50,377	100.0%	54,916	100.0%	4,539	9.0%
Other income	1,707	3.4%	2,011	3.7%	304	17.8%
Supplies	(15,182)	(30.1%)	(16,547)	(30.1%)	(1,365)	9.0%
Personnel expenses	(7,098)	(14.1%)	(10,349)	(18.9%)	(3,251)	45.8%
Other expenses	(14,289)	(28.4%)	(16,802)	(30.6%)	(2,513)	17.6%
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	15,515	30.8%	13,229	24.1%	(2,286)	(14.7%)
Depreciation and amortization	(8,548)	(17.0%)	(9,704)	(17.7%)	(1,156)	13.5%
OPERATING INCOME	6,967	13.8%	3,525	6.4%	(3,442)	(49.4%)
Share of loss of investments accounted for by the equity method	(510)	(1.0%)	(10)	(0.0%)	500	(97.9%)
Net financial expense	(2,822)	(5.6%)	(2,609)	(4.8%)	213	(7.5%)
PROFIT BEFORE TAX	3,635	7.2%	906	1.7%	(2,729)	(75.1%)
Corporate income tax	(383)	(0.8%)	(155)	(0.3%)	228	(59.6%)
PROFIT FOR THE YEAR	3,252	6.5%	751	1.4%	(2,501)	(76.9%)
Attributable to equity holders of the Parent	3,001	6.0%	616	1.1%	(2,385)	(79.5%)
Attributable to non- controlling interests	251	0.5%	135	0.3%	(116)	46.2%

(*) Amended data

Adjustments made to calculate organic variations

As previously mentioned, year-on-year changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis (see Consolidated Results 2016/2015- Adjustments for the calculation of organic variations)

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

We have also excluded the impact of hyperinflationary adjustments in Venezuela by reversing such adjustments.

•	Changes in the scope of consolidation: We have excluded the impact of changes in our consolidation perimeter in 2015 and 2014. The main changes in our consolidation perimeter in such years related to the consolidation of GVT in Telefónica Brazil since May 2015, the consolidation of DTS in Telefónica Spain since May 2015, the consolidation of E-Plus in Telefónica Germany since October 2014 and the sale of Telefónica Ireland in July 2014.

In order to exclude the impact of these changes in our perimeter, we have:

o	consolidated GVT’s results from May 1 to December 31, 2014 in our 2014 results;

o	consolidated DTS’s results from May 1 to December 31, 2014 in our 2014 results;

o	consolidated E-Plus’s results from January 1 to September 30, 2014 in our 2014 results; and

o	excluded Telefónica Ireland’s results from January 1 to June 30, 2014 from our 2014 results.

•	Restructuring costs: We have excluded the impact of certain restructuring costs, mainly those related to the 1st Collective Agreement of Related Companies in Telefónica Spain, restructuring processes relating to Telefónica Germany, Telefónica United Kingdom and Telefónica Brazil and the Group’s simplification program.

In 2015, these restructuring costs totaled 3,217 million euros and were aimed at increasing future efficiency, representing a further step towards the transformation and simplification initiatives carried out by Telefónica. These costs were distributed by segment as follows (impacts on OIBDA): Telefónica Spain (2,896 million euros), Telefónica Germany (74 million euros), Telefónica Hispanoamérica (38 million euros), Telefónica Brazil (7 million euros), Telefónica United Kingdom (4 million euros) and other companies (197 million euros).

In 2014, these restructuring costs totaled 658 million euros and were attributable to the simplification initiatives that the Group has implemented to meet its targets. These costs were mainly distributed by segment as follows (impacts on OIBDA): Telefónica Germany (414 million euros), Telefónica Brazil (68 million euros), Telefónica Hispanoamérica (99 million euros, mainly in Peru) and other companies (77 million euros).

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

•	Irrevocable commitment with Fundación Telefónica: In 2015 we have excluded the expense (325 million euros) resulting from Telefónica, S.A.’s irrevocable commitment to make a donation to Fundación Telefónica in order to provide this entity with the financing required so that it can carry out its existing or new social programs and non-profit activities in the short and medium term.

•	Adjustments to the final purchase price of E-Plus: In 2015 we have excluded the positive result from the difference between the preliminary purchase price of E-Plus (as estimated at the end of the valuation period) and the final purchase price agreed with KPN, totaling 104 million euros (which had a 102 million euros positive impact on OIBDA, net of costs related to the acquisition).

•	Spectrum acquisition: We have excluded the impact of spectrum acquisitions in 2015 and 2014.

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

In 2014 these acquisitions totaled 1,294 million euros, 889 million euros corresponding to Telefónica Brazil and 405 million euros corresponding to Telefónica Hispanoamérica with the following distribution by country or region:

o	Telefónica Argentina (168 million euros);

o	Telefónica Colombia (111 million euros); and

o	Telefónica Venezuela and Central America (126 million euros).

•	Real Estate Efficiency Plan: In 2014 we have excluded the impact of certain urban assets qualification changes in Telefónica Spain and also the investment in Telefónica’s Barcelona head office, which had an impact on capital expenditures (Capex) of 78 million euros.

•	Other adjustments: We have excluded the partial adjustment of the goodwill generated in the acquisition of Telefónica Digital Inc. amounting to 104 million euros y the impact of the impairment resulting from the deterioration in certain minority participations, totaling 23 million euros in 2015. We have also excluded the impact of the 30 million euros provision recorded in 2015 in Telefónica Spain to optimize the distribution channel.

The table below shows 2015/2014 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement and other measures:

	YoY variation
TELEFÓNICA 2015	% Reported YoY	% Organic YoY
Revenues	9.0%	3.5%
Other income	17.8%	15.3%
Supplies	9.0%	0.3%
Personnel expenses	45.8%	4.0%
Other expenses	17.6%	8.1%
OIBDA	(14.7%)	3.2%
Operating income (OI)	(49.4%)	4.0%
CapEx	10.7%	4.9%
OpCF (OIBDA-CapEx)	(54.4%)	1.3%

The below table shows the contribution of each item for which we have adjusted to our reported growth. With respect to each line item, the contribution to reported growth of such line item, expressed in p.p., is the result of dividing the impact of each item for which we have adjusted by the amount of such line item, on a reported basis, for the prior year.

	Contribution to reported growth (percentage points)

TELEFÓNICA 2015	Exchange rate effect and hyperinflation	Perimeter change	Restructuring costs	Towers sales	Commitment with Fundación	Adjustments to the final purchase price of E-Plus	Spectrum acquisition	Real Estate Efficiency Plan	Other adjustments
Revenues	(2.3)	7.6	-	-	-	-	-	-	-
Other income	(2.7)	7.5	-	(7.7)	-	6.1	-	-	-
Supplies	0.3	8.4	-	-	-	-	-	-	-
Personnel expenses	(1.5)	7.1	36.3	-	-	-	-	-	-
Other expenses	(4.4)	9.9	(0.1)	-	2.3	-	-	-	1.1
OIBDA	(3.2)	4.8	(16.5)	(0.8)	(2.1)	0.7	-	-	(1.0)
Operating Income (OI)	(5.3)	(4.2)	(36.7)	(1.9)	(4.7)	1.5	-	-	(2.3)
CapEx	(3.7)	7.9	-	-	-	-	2.8	(0.8)	-
OpCF (OIBDA-CapEx)	(2.4)	-	(42.2)	(2.1)	(5.4)	1.7	(4.4)	1.3	(2.6)

Results Discussion

Revenues totaled 54,916 million euros in 2015, increasing 9.0% compared to 2014 in reported terms. This increase was mainly attributable to the consolidation of E-Plus, GVT and DTS (which accounted for 7.6 p.p. of the year-on-year increase), which was partially offset by the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-2.3 p.p.). In organic terms, revenues increased 3.5% due to higher connectivity revenues, mainly in the mobile business as a consequence of the strong data revenue growth. The growing focus on our key markets was reflected in the revenue mix with Telefónica Spain, Telefónica Brazil and Telefónica Germany accounting for 57.1% of the revenues, increasing local scale and keeping at the same time the Group’s differential diversification and global scale.

The structure of revenues reflects Telefónica’s business diversification. Despite the adverse impact of exchange rates and hyperinflation in Venezuela, the segment with the largest contribution to our revenues in 2015 was Telefónica Hispanoamérica, representing 26.2% (+0.1 p.p. compared to 2014), followed by Telefónica Spain, representing 22.6% (-1.3 p.p. compared to 2014), Telefónica Brazil, representing 20.1% (-2.2 p.p. compared to 2014), Telefónica Germany, which increased its contribution with respect to 2014 to 14.4% (+3.4 p.p. year-on-year), and Telefónica United Kingdom representing 14.3% (+0.3 p.p. compared to 2014).

Mobile business revenues totaled 35,540 million euros in 2015 (of which 30,289 million euros corresponded to service revenues and 4,984 million euros corresponded to handset revenues) up 8.2% year-on-year in reported terms. This increase was mainly attributable to the consolidation of E-Plus (which accounted for 6.1 p.p. of the year-on-year increase), which was partially offset by the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-1.6 p.p.). Excluding these impacts, year-on-year growth was 3.5% due to higher mobile revenues in Telefónica Hispanoamérica and Telefónica Brazil as a result mainly of the increase in the customer base and data adoption.

Mobile service revenues totaled 30,289 million euros in 2015, up 6.6% year-on-year in reported terms. This increase was mainly attributable to the consolidation of E-Plus (which accounted for 6.0 p.p. of the year-on-year increase), which was partially offset by the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-2.2 p.p.). Excluding these impacts, year-on-year growth was 2.6% due mainly to the higher customer base and higher data consumption.

Mobile data revenues totaled 13,869 million euros in 2015, up 18.9% in reported terms. This increase was mainly attributable to the consolidation of E-Plus (which accounted for 7.9 p.p. of the year-on-year increase) and the higher consumption of data of our customers, which was partially offset by the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-2.2 p.p.). Excluding these impacts, mobile data revenues increased by 12.2% due mainly to the increased revenues of non-SMS data (up 20.4%) and higher use of data per customer. Mobile data revenues accounted for 45.5% of mobile service revenues in 2015, up 4.8 p.p. compared to 2014 in reported terms.

Fixed revenues totaled 17,854 million euros in 2015, up 9.5% year-on-year in reported terms. This increase was mainly attributable to the consolidation of GVT and DTS (which accounted for +10.9 p.p. of the year-on-year increase), which was partially offset by the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-3.9 p.p.). Excluding these impacts, fixed revenues increased 2.2%. This increase was mainly due to higher broad band connection revenues and Pay-TV revenues as a result of the commercial actions carried out by the Company in order to increase our value proposition and the higher customer base in Pay-TV.

Other income in 2015 mainly included own work capitalized in our fixed assets, profit from the sale of other assets, and the sale of towers by Telefónica Spain, Telefónica Brazil and Telefónica Hispanoamérica.

In 2015, other income totaled 2,011 million euros, up 17.8% year-on-year in reported terms. In 2015, other income was positively affected by the consolidation of E-Plus, GVT and DTS, the positive result from the E-Plus price adjustment (104 million euros), the positive impact from the expired payment obligation (98 million euros) in Telefónica Brazil, the spectrum swap with AT&T in Telefónica Mexico carried out in December 2015 (79 million euros), the sale of real estate in Telefónica Spain (78 million euros) and the result from the sale of towers amounting to 65 million euros.

In 2014, the sale of towers had a positive impact of 196 million euros. Other income also included an extraordinary sale of real estate in Telefónica Spain (63 million euros).

Total expenses (which include supply costs, personnel costs and other expenses (principally external services and taxes) but do not include amortization and depreciation expenses), were 43,698 million euros in 2015, up year-on-year 19.5% in reported terms. This increase was mainly attributable to the consolidation of E-Plus, GVT and DTS (which accounted for 8.7 p.p. of the year-on-year increase) and higher restructuring costs amounting to 3,217 million euros (which accounted for 7.0 p.p. of the year-on-year increase), which was partially offset by the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-1.9 p.p.). The costs are explained in detail below:

•	Supplies amounted to 16,547 million euros in 2015, up 9.0% year-on-year in reported terms mainly as a result of the consolidation of E-Plus, GVT and DTS (which accounted for 8.4 p.p. of the year-on-year increase). In organic terms, supplies expenses grew by 0.3% year-on-year, due to increased commercial activity in high-end devices and higher TV content costs, which more than offset the decrease in mobile interconnection costs.

•	Personnel expenses amounted to 10,349 million euros in 2015, up 45.8% in reported terms year-on-year compared to 2014. This increase was mainly attributable to higher restructuring costs of 3,146 million euros (which accounted for +36.3 p.p. of the year-on-year increase), the consolidation of E-Plus, GVT and DTS (which accounted for 7.1 p.p. of the year-on-year increase), and was partially offset by the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-1.5 p.p.). In organic terms, personnel costs increased 4.0% year-on-year mainly affected by inflationary pressures in some Latin American countries.

The average headcount was 133,569 employees in 2015, up 10.8% compared to 2014 (-2.1% excluding the impact of changes in the scope of consolidation).

•	Other expenses amounted to 16,802 million euros in 2015, up 17.6% in reported terms. This increase was mainly attributable to the consolidation of E-Plus, GVT and DTS (which accounted for 9.9 p.p. of the year-on-year increase), the provision of 325 million euros related to the irrevocable agreement between Telefónica, S.A. and Fundación Telefónica for its short-and mid-term financing (+2.3 p.p.) and to a lesser extent, the impairment resulting from the deterioration in certain minority participations, the goodwill value adjustment in Telefónica Digital Inc. (+1.1 p.p.) and the decrease in other expenses related to restructuring processes (-0.1 p.p.), which was partially offset by the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-4.4 p.p.). In organic terms, other expenses increased by 8.1% compared to 2014, mainly as a result of increased network costs, higher IT costs and a higher commercial activity. Increased inflation in some Latin American countries offset in part the savings resulting from the simplification measures carried out by the Company.

OIBDA was 13,229 million euros in 2015, down 14.7% in reported terms. This decrease was mainly attributable to the higher restructuring costs (which accounted for 16.5 p.p. of the year-on-year decrease and included a restructuring costs provision of 3,217 million euros), the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-3.2 p.p.), the provision of 325 million euros related to the agreement between Telefónica S.A. and Fundación Telefónica for its short and mid-term financing (-2.1 p.p.) and, to a lesser extent, the decreased results from the sale of towers (-0.8 p.p.), the provision recorded in connection with the optimization of the distribution channel in Spain of 30 million euros (-0.2 p.p.) and the impairment resulting from the deterioration in certain minority participations (-0.8 p.p.), which was partially offset by the impact of the consolidation of E-Plus, GVT and DTS (+4.8 p.p.) and the adjustments made to the final acquisition price of E-Plus (+0.7 p.p.).

In organic terms, OIBDA grew 3.2% due to the positive evolution of Telefónica Germany (+20.9% year-on-year), reflecting increased synergies, the better performance of Telefónica Brazil (+2.9% year-on-year) and the results from Telefónica Hispanoamérica (+7.2% year-on-year).

OIBDA margin stood at 24.1% in 2015, down 6.7 p.p. compared to 2014 in reported terms due mainly to the restructuring costs provision of 3,217 million euros in 2015.

By segments, Telefónica Hispanoamérica was the main contributor to Group OIBDA with 32.9% (+6.7 p.p. compared to 2014), Telefónica Brazil contributed 27.0% (+4.2 p.p. compared to 2014), Telefónica Germany contributed 14.0% (+9.3 p.p. compared to 2014) and Telefónica United kingdom contributed 14.6% (+3.3 p.p. compared to 2014). Telefónica Spain contributed 17.7% to Group OIBDA, down 18.9 p.p. compared to 2014, mainly as a result of the restructuring cost provision of 2,896 million euros in 2015.

Depreciation and amortization amounted to 9,704 million euros in 2015, up 13.5% year-on-year in reported terms, mainly due to the consolidation of E-Plus, GVT and DTS. The total depreciation and amortization charges arising from purchase price allocation processes amounted to 894 million euros in 2015, up 26.3% year-on-year.

Operating income (OI) in 2015 totaled 3,525 million euros, down 49.4% compared to 2014 for the reasons set forth above for OIBDA. In organic terms, operating income grew 4.0% year-on-year as a result of higher revenues and costs savings.

The share of loss of investments accounted for by the equity method for 2015 was a loss of 10 million euros (compared to a loss of 510 million euros in 2014). The loss recorded in 2014 was mainly due to the valuation adjustment of Telco, S.p.A. at Telecom Italia, S.p.A. amounting to 464 million euros.

Net financial expense amounted to 2,609 million euros in 2015, 7.5% lower than the previous year. Excluding exchange rate differences, costs improved by 21.2% (536 million euros) to 1,993 million euros. Negative foreign exchange differences amounted to 616 million euros (excluding monetary correction), primarily due to adoption of the SIMADI exchange rate for the Venezuelan bolivar. The lower cost of debt in euros explains 146 million euros of this improvement, due to lower fixed rate debt and capture of the reduction in short-term rates. The divestment of the entire holding in Telecom Italia, S.p.A. generated a positive variation of 404 million euros. Other effects resulted in losses of 13 million euros. These included the monetary correction for inflation in Venezuela, net of higher expenses in Latin America currencies, costs for updating contingencies, and other gains and losses on equities. The effective cost of debt over 2015, excluding exchange rate differences and the positive impact of the divestment of Telecom Italia, S.p.A., stood at 4.82%, down 52 basis points year-on-year.

Corporate income tax totaled 155 million euros in 2015, compared to 383 million euros in 2014, mainly due to the temporary difference recorded related to a restructuring provision the activation of tax credit in Spain. Considering a pre-tax income of 906 million euros, the effective tax rate was 17.1% in 2015, 6.5 p.p. higher than in 2014.

Profit attributable to non-controlling interest reduced the profit for the year attributable to equity holder of the parent by 135 million euros, 116 million euros less than in 2014, mainly due to the lower profit attributable to minority interests in Telefónica Brazil and Colombia Telecomunicaciones.

As a result of the foregoing, profit for the year attributable to equity holders of the parent for 2015 was 616 million euros, down by 79.5% year on year compared to 2014.

2015/2014 Segment results

TELEFÓNICA SPAIN

The below table shows the evolution of accesses in Telefónica Spain over the past two years as of December 31 of such years:

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

The below table shows the contribution of each item for which we have adjusted to our reported growth. With respect to each line item, the contribution to reported growth of such line item, expressed in p.p., is the result of dividing the impact of each item for which we have adjusted by the amount of such line item, on a reported basis, for the prior year:

TELEFÓNICA SPAIN 2015	%Reported YoY	%Organic YoY (1)	DTS
Pay TV	94.8%	10.5%	76.3 p.p.
Final Clients Accesses	3.1%	(0.9%)	4.0 p.p.
Total Accesses	1.9%	(1.6%)	3.5 p.p.

(1) In order to calculate organic changes, we have added the accesses of DTS as of December 31, 2014 to our accesses as of such date.

In 2015 the commercial activity was leveraged on the differentiated assets of the Company and, in the second half of 2015 was strengthened by the convergent offer “Movistar Fusión+” launched in July 2015 as well as the promotion that included all “TV Premium Extra” content from 9.90 euros/month, launched in August 2015. This promotion was subscribed by almost 700 thousand customers, reflecting the attractiveness of the offer (new TV contents and ultra-speed fiber in an economic environment where private consumption continues to improve).

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

Ultra-speed fiber accesses, with 100 or 300 Mb (with additional ARPU of 12 euros, including VAT) reached 1.5 million accesses (68.6% of total fiber accesses), after the new record of 0.5 million accesses in 2015, triggered by the higher level of adds (+25.9% year-on-year) and contained churn (0.9%, +0.1 p.p. year-on-year).

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

LTE network rollout continued to progress well and coverage reached (based on our estimates) approximately 75% of the population at the end of 2015, up 17 p.p. compared to December 31, 2014, due to the deployment of the 800 MHz. As a result, the LTE customer base reached 3.3 million customers at December 31, 2015, doubling the customer base at December 31, 2014, while the penetration reached 21% (+10 p.p. year-on-year).

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

With respect to Telefónica Spain, we have made the following adjustments in order to calculate 2015/2014 variations in organic terms:

•	Changes in the scope of consolidation: We have excluded the impact of changes in our consolidation perimeter in 2015 and 2014. The only change to our Telefónica Spain consolidation perimeter in such years is related to the consolidation of DTS in Telefónica Spain since May 1, 2015. In order to exclude the impact of such change in our perimeter, we have consolidated DTS’s results from May 1 to December 31, 2014 in our 2014 results.

•	Restructuring costs: We have excluded the impact of the 2,896 million euros of restructuring costs in 2015, mainly those related to the Voluntary Suspension Plan in Spain. The restructuring process is aimed at increasing future efficiency, representing a further step towards the transformation and simplification initiatives carried out by Telefónica.

No restructuring costs were excluded from our 2014 results to calculate organic variations.

•	Results of tower sales: The results attributable to the sale of towers in 2015 and 2014 have been excluded in both years. In 2015, the results from the sale of towers totaled 38 million euros. In 2014, the results from the sale of towers totaled 191 million euros.

•	Spectrum acquisition: We have excluded the impact of spectrum acquisitions in 2015, which totaled 49 million euros.

•	Real Estate Efficiency Plan: We have excluded the impact of certain urban assets qualification changes in Telefónica Spain in 2014, totaling 49 million euros.

•	Spain distribution channel: We have excluded the impact of the 30 million euros provision recorded in 2015 in Telefónica Spain to optimize the distribution network.

The table below shows 2015/2014 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA SPAIN 2015	%Reported YoY	%Organic YoY	Perimeter change (DTS)	Restructuring costs	Towers sales	Spectrum acquisition	Real Estate Efficiency Plan	Spain distribution channel
Revenues	3.2%	(2.1%)	5.4	--	--	--	--	--
Other income	(18.7%)	7.0%	0.9	--	(24.5)	--	--	--
Supplies	15.6%	(2.7%)	18.7	--	--	--	--	--
Personnel expenses	141.8%	4.0%	2.4	135.4	--	--	--	--
Other expenses	7.0%	(0.2%)	5.9	--	(0.1)	--	--	1,3
OIBDA	(58.8%)	(4.3%)	(0.4)	(51.1)	(2.7)	--	--	(0.5)
CapEx	5.5%	4.5%	1.1	--	--	2.8	(2.8)	--
OpCF (OIBDA-CapEx)	(87.1%)	(8.3%)	(1.0)	(73.5)	(3.9)	(1.2)	1.3	(0.8)

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

Notes:

(1) Excludes M2M.

OIBDA amounted to 2,336 million euros in 2015, down 58.8% year-on-year in reported terms, mainly due to provisions recorded in 2015 totaling 2,926 million euros (relating to restructuring cost accounted for 51.1 p.p. of the year-on-year decrease and 0.5 p.p. of the year-on-year decrease in distribution channel restructuring) and, to a lesser extent, the lower proceeds (38 million euros in 2015 compared to 191 million euros in 2014) from the sale of towers (-2.7 p.p.). This decrease was partially offset by the sale of real estate assets amounting to 73 million euros (net of costs).

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

OIBDA margin was 18.8% in 2015, down 28.3 p.p. year-on-year.

TELEFÓNICA UNITED KINGDOM

As explained above, the consolidated income statement for the year ended December 31, 2015 has been amended to retroactively show the reclassification of Telefónica United Kingdom´s results as continuing operations. Therefore, the results below differ from the results previously published for such period. The segmented financial information shown below has been amended for 2015 as discussed above.

The table below shows the evolution of accesses in Telefónica United Kingdom over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2014	2015	% Reported YoY
Fixed telephony accesses (1)	228.0	247.1	8.4%
Internet and data accesses	19.2	21.0	9.4%
Broadband	19.2	21.0	9.4%
Mobile accesses	24,479.1	25,018.8	2.2%
Prepay	10,761.2	10,561.4	(1.9%)
Contract	13,717.9	14,457.4	5.4%
M2M	2,192.0	2,383.9	8.8%
Final Clients Accesses	24,726.4	25,286.9	2.3%
Total Accesses	24,726.4	25,286.9	2.3%

Notes:

(1) Includes "fixed wireless" and Voice over IP accesses

In 2015, Telefónica United Kingdom maintained market momentum, as a result of O2’s brand recognition, the success of commercial proposal success and customer loyalty. These factors have allowed the company to keep growing in a competitive market.

The total access base grew 2.3% year-on-year and stood at 25.3 million at December 31, 2015, mainly driven by a 2.2% increase in the mobile base.

The contract mobile customer base grew 5.4% year-on-year and reached 14.5 million accesses, with a broadly stable 57.8% share over the total mobile base. Net adds reached 539 thousand accesses due to the solid contribution of postpay accesses. Smartphone penetration reached 60% of the total mobile accesses base, up 15.4 p.p. year-on-year, driven by the continued growth of LTE customers (+85.8% year-on-year reaching 7.6 million at December 31, 2015). LTE penetration reached 35% of the total mobile access base.

The prepay access base decreased 1.9% year-on-year to 10.6 million at December 31, 2015.

The table below shows the evolution of Telefónica United Kingdom´s results over the past two years:

Millions of euros
TELEFÓNICA UNITED KINGDOM	2014	2015	%Reported YoY	%Organic YoY (1)
Revenues	7,062	7,837	11.0%	(0.1%)
Mobile service revenues	5,397	5,778	7.1%	(3.6%)
Other income	184	170	(7.5%)	(16.7%)
Supplies	(3,520)	(3,769)	7.1%	(3.6%)
Personnel expenses	(460)	(549)	19.5%	6.8%
Other expenses	(1,522)	(1,760)	15.7%	4.1%
OIBDA	1,744	1,929	10.6%	(0.2%)
OIBDA Margin	24.7%	24.6%	(0.1 p.p.)	(0.0 p.p.)
Depreciation and amortization	(1,121)	(1,196)	6.7%	(3.9%)
Operating Income (OI)	623	733	17.6%	6.5%
CapEx	755	883	17.0%	5.3%
OpCF (OIBDA-CapEx)	989	1,046	5.7%	(4.4%)

(1) See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations

As explained above, year-on-year changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.

To calculate the organic growth for 2015 of Telefónica United Kingdom, we have made the following adjustments:

•	Exchange rate effect: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates for 2014 and 2015. In particular, we have used the average foreign exchange rates of 2014 for both years.

•	Restructuring costs: we have excluded the impact from 2015 of restructuring costs, associated with certain simplification processes implemented in Telefónica United Kingdom amounting to 4 million euros. There were not restructuring costs in Telefónica United Kingdom in 2014.

The table below shows 2015/2014 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)

TELEFÓNICA UNITED KINGDOM 2015	% Reported YoY	% Organic YoY	Exchange rate effect	Restructuring costs

Revenues	11.0%	(0.1%)	11.0	-
Other income	(7.5%)	(16.7%)	9.2	-
Supplies	7.1%	(3.6%)	10.7	-
Personnel expenses	19.5%	6.8%	11.8	0.8
Other expenses	15.7%	4.1%	11.5	-
OIBDA	10.6%	(0.2%)	11	(0.2)
CapEx	17.0%	5.3%	11.6	-
OpCF (OIBDA-CapEx)	5.7%	(4.4%)	10.5	(0.4)

Results Discussion

Total revenues were 7,837 million euros in 2015, up 11.0% year-on-year in reported terms due mainly to the appreciation of the pound sterling (which accounted for 11 p.p. of the year-on-year increase). In organic terms, revenues decreased by 0.1% year-on-year due mainly to lower handset sales, down by 13.9%.

•	Mobile service revenues totaled 5,778 million euros in 2015, up 7.1% year-on-year in reported terms due mainly to the appreciation of the pound sterling (which accounted for 10.7 p.p. of the year-on-year increase). Excluding this impact, mobile service revenues decreased by 3.6% due to the “Refresh” commercial model as well as the low interconnection fares. Under the Refresh commercial model, certain revenues related to handset are not considered as mobile service revenues, but as handset revenues.

Mobile ARPU increased by 2.9% year-on-year in reported terms due mainly to the appreciation of the pound sterling. In organic terms, ARPU went down by 7.3% adversely affected by the “Refresh” commercial model, as well as a decrease in data ARPU of 5.7%. Revenues under the “Refresh” commercial model, are not considered as service revenues but as handset revenues, therefore, smartphone sales are not reflected in ARPU.

TELEFÓNICA UNITED KINGDOM	2014	2015	%YoY	%Organic YoY
Voice Traffic (millions of minutes)	49,096	50,231	2.3%	2.3%
ARPU (EUR)	18.8	19.4	2.9%	(7.3%)
Prepay	7.3	7.7	4.4%	(6.0%)
Contract (1)	33.1	33.5	1.4%	(8.7%)
Data ARPU (EUR)	10.8	11.3	4.7%	(5.7%)
% non-SMS over data revenues	57.9%	59.4%	1.5 p.p.	(1.5 p.p.)

Notes:

(1) Excludes M2M.

OIBDA totaled 1,929 million euros in 2015, up 10.6% year-on-year in reported terms, as a result mainly of the appreciation of the pound sterling. In organic terms, OIBDA decreased by 0.2% year-on-year due to lower service revenues, which was partially offset by expense restraint.

The OIBDA margin stood at 24.6% in reported terms for 2015, down 0.1 p.p. compared to 2014.

TELEFÓNICA GERMANY

The below table shows the evolution of accesses in Telefónica Germany over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2014	2015	% Reported YoY
Fixed telephony accesses (1)	2,036.4	1,997.8	(1.9%)
Internet and data accesses	2,387.0	2,330.6	(2.4%)
Broadband	2,143.8	2,098.0	(2.1%)
VDSL	256.5	516.8	101.5%
Mobile accesses	42,124.9	43,062.8	2.2%
Prepay	23,350.7	23,979.4	2.7%
Contract (2)	18,774.1	19,083.4	1.6%
M2M	414.0	632.0	52.7%
Final Clients Accesses	46,548.3	47,391.2	1.8%
Wholesale Accesses	1,113.3	972.0	(12.7%)
Total Accesses	47,661.5	48,363.2	1.5%

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

The contract mobile customer base grew 1.6% year-on-year and reached 19.1 million accesses, with a broadly stable 44.3% share over the total mobile base. Net adds reached 309 thousand accesses due to the solid contribution of partners (second brands). Smartphone penetration reached 54.2% of the total mobile access base, up 5.5 p.p. year-on-year driven by the continued growth of LTE customers (+154.5% year-on-year reaching 7.9 million at December 31, 2015). LTE penetration reached 18.6% of the total mobile access base.

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

The table below shows 2015/2014 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA GERMANY 2015	%Reported YoY	%Organic YoY	Perimeter change (E-Plus)	Restructuring Costs	Spectrum acquisition	Adjustments to the final purchase Price of E-Plus
Revenues	42.9%	1.2%	41.1	--	--	--
Other income	150.4%	14.7%	32.3	--	--	98.6
Supplies	26.5%	(3.4%)	30.9	--	--	--
Personnel expenses	(20.9%)	(10.1%)	26.9	(39.0)	--	--
Other expenses	52.2%	(1.1%)	54.7	(0.9)	--	0.1
OIBDA	153.7%	20.9%	50.2	46.5	--	13.9
CapEx	162.8%	(11.1%)	36.8	--	141.2	--
OpCF (OIBDA-CapEx)	n.m.	126.2%	(47.1)	(293.2)	1,031.3	(87.7)

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

The OIBDA margin stood at 23.6% in reported terms for 2015, up 10.3 p.p. compared to 2014.

TELEFÓNICA BRAZIL

The below table shows the evolution of accesses in Telefónica Brazil over the past two years as of December 31 of such years:

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

(2) Includes "fixed wireless" and Voice over IP accesses.

The below table shows the contribution of each item for which we have adjusted to our reported growth. With respect to each line item, the contribution to reported growth of such line item, expressed in p.p., is the result of dividing the impact of each item for which we have adjusted by the amount of such line item, on a reported basis, for the prior year:

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

Revenues and OIBDA evolution were positively supported by the acceleration of mobile data and the good evolution of fixed broadband and Pay-TV. Additionally, Telefónica Brazil carried out costs control measures aimed at offsetting the adverse macroeconomic situation.

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

•	Revenues from the mobile business totaled 6,906 million euros in 2015, down 9.3% in reported terms due mainly to the depreciation of the Brazilian real (which accounted for -15.3 p.p. of the evolution). Excluding this impact, revenues from the mobile business increased by 6.2% due to the positive evolution of service revenues (+5.3% year-on-year) as a result of the good performance of outbound revenues, which increased as a result of an increase in the contract customer base and the higher data penetration. This trend was partially offset by lower inbound revenues affected by lower interconnection tariffs. Handset revenues were up by 5.1% in reported terms, due to higher proportion of contract add and higher smartphones and LTE handset sales.

•	Fixed telephony revenues totaled 4,154 million euros, up by 15.0% in reported terms due mainly to the consolidation of GVT (+31.9 p.p.) and were partially offset by the impact of depreciation of the Brazilian real (which accounted for -19.4 p.p. of the evolution). Excluding these effects, revenues were up by 1.9%, mainly due to the increase in fixed broadband revenues, which were up by 9.3% supported by the increase of fiber and the growth of Pay TV accesses with higher ARPU, in spite of the lower retail fixed-mobile tariff (-2.5 p.p.).

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

The OIBDA margin stood at 32.3% in reported terms for 2015, up 0.8 p.p. compared to 2014.

TELEFÓNICA HISPANOAMÉRICA

The below table shows the evolution of accesses in Telefónica Hispanoamérica over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2014	2015	% Reported YoY
Fixed telephony accesses (1) (2)	13,374.4	12,829.8	(4.1%)
Internet and data accesses	5,433.8	5,667.8	4.3%
Broadband	5,379.4	5,610.4	4.3%
Mobile accesses	110,346.5	113,302.7	2.7%
Prepay (3)	86,698.0	88,332.8	1.9%
Contract	23,648.5	24,969.8	5.6%
M2M	2,062.2	2,296.9	11.4%
Pay TV	2,431.9	2,812.2	15.6%
Final Clients Accesses	131,586.6	134,612.4	2.3%
Wholesale Accesses	16.4	30.9	87.8%
Total Accesses T. Hispanoamérica	131,603.0	134,643.3	2.3%

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

•	Mobile service revenues reached 9,160 million euros in 2015, up 8.4% year-on-year in reported terms mainly due to increased revenues in Argentina, Peru, Mexico and Chile, as explained in greater a detail below, which was partially offset by the foreign exchange effects and the hyperinflation in Venezuela (which accounted for -2.2 p.p. of the year-on-year variation). Mobile service revenues performance by country was as follows:

•	In Argentina, mobile service revenues reached 2,194 million euros in 2015 and grew by 29.2% year-on-year in reported terms mainly due to the good performance of consumption and data penetration and, to a lesser extent, the growth of the voice business and the foreign exchange effect (which increased growth by 6.4 p.p.). In local currency, these revenues grew by 22.9%.

•	In Mexico, mobile service revenues reached 1,539 million euros in 2015, increasing by 8.9% in reported terms mainly due to a higher customer base and the positive performance of the data business. In local currency these revenues grew by 8.4%, accounting the foreign exchange effect for 0.5 p.p. of the year-on-year reported increase.

•	In Chile, mobile service revenues reached 1,177 million euros in 2015, up 5.8% in reported terms year-on-year mainly due to the foreign exchange effect (which accounted for 4.6 p.p. of the increase) and the increase in data revenues, which more than compensated the fall in the traditional voice business and the lower mobile termination rates. In local currency these revenues grew by 1.2%.

•	In Peru, mobile service revenues reached 1,390 million euros in 2015, up 11.2% in reported terms mainly due to the foreign exchange effect (which accounted for 7.0 p.p. of the increase) and the higher contract customer base, the data boom and higher inbound revenues.

•	In Venezuela and Central America, mobile service revenues reached 1,261 million euros in 2015, down 3.5% in reported terms mainly due to the foreign exchange effect and hyperinflation in Venezuela (which decreased growth in 35.1 p.p.). Excluding these effects, these revenues increased by 31.7% mainly due to the higher tariffs in all services in order to try to compensate the high inflation in Venezuela and the higher non-SMS data revenues (+83% in 2015), which represented 83.4% of total data revenues (+11.4 p.p. year-on-year).

•	Data revenues in the segment were up by 19.5% in reported terms in 2015, reaching 3,198 million euros mainly due to the increase in penetration of data which increased from 31.7% to 34.9% in 2015 and higher data usage. This increase was partially offset by foreign exchange effects and hyperinflation in Venezuela (which decreased growth by 4.2 p.p.). Excluding these effects, these revenues grew by 23.6% as a result of the aforementioned increase in penetration of data.

•	Fixed business revenues reached 4,070 million euros in 2015, up 12.9% in reported terms mainly due to the increase in broadband and new services revenues (+20.5%). Revenues from broadband and new services, accounted for 64.7% of fixed revenues (+4.9 p.p. year-on-year). The growth was mainly related to Argentina which experienced a substantial increase in voice and broadband revenues, as well as Chile and Peru, which had increased broad band revenues. Excluding the foreign exchange effect and hyperinflation in Venezuela (which decreased growth by 2.9 p.p.) these revenues grew by 10.0%.

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

OIBDA reached 4,356 million euros in 2015, up 7.1% in reported terms (+7.2% in organic terms), being Telefónica Argentina, Telefónica Peru and Telefónica Chile the main contributors to this growth, as higher revenues offset higher costs. OIBDA was positively affected by a spectrum swap in Mexico with AT&T in December 2015 (which contributed 79 million euros). The higher costs were mainly attributable to:

•	higher commercial costs, due to higher handset costs as a result of higher high-end handset sales (which more than offset lower interconnection costs resulting from the mobile termination rates reductions in Chile, Colombia, Peru and Mexico);

•	higher personnel costs driven by increases in inflation in some countries of the region;

•	higher costs related to commercial campaigns, higher network costs due to higher voice and data traffic; and

•	higher costs resulting from the devaluation of certain Latin American currencies against the U.S. dollar.

Additional information by country is provided below:

•	Argentina: OIBDA reached 1,006 million euros, up by 25.4% in reported terms mainly due to the exchange rate effect and higher service revenues, more than offsetting the higher costs resulting from the overall prices increase, although Telefónica continued to carry out cost containment plans in order to offset the inflation effect. In local currency, the year-on-year variation was 19.2%.

•	Chile: OIBDA reached 760 million euros, up 7.4% in reported terms mainly due to the exchange rate effect and higher service revenues, lower supply costs due to regulatory changes (lower interconnection costs resulting from the mobile termination rates reduction) and efficiency measures that helped to offset the commercial effort made to gain higher value customers. In local currency, the year-on-year variation was 2.7%.

•	Peru: OIBDA reached 943 million euros, up by 11.8% in reported terms mainly due to the exchange rate effect and higher service revenues, which more than offset higher commercial costs resulting from higher competitive pressure in the Peruvian market. In local currency OIBDA decreased by 4.7% year-on-year.

•	Venezuela and Central America: OIBDA reached 342 million euros, down by 26.1% in reported terms mainly due to the exchange rate effect and hyperinflation in Venezuela. Excluding these impacts, OIBDA grew 15.8% mainly driven by higher service revenues, which compensated the overall rise in prices, and higher purchases in dollars for services and equipment purchases, which were affected by the currency devaluation in Venezuela.

OIBDA margin reached 30.3% in 2015, with a year-on-year decrease of 0.6 p.p. in reported terms. This margin decrease was driven by lower margins in all countries in the segment except Mexico (which benefitted from higher commercial efforts focused on higher value segments), especially in Argentina and Colombia.

Our services and products

New digital technologies are the main driving force of social and economic transformation today. This premise is the basis upon which we build our vision: we want to provide access to digital life, using the best technology and without leaving anyone behind.

Connectivity is our ally in reducing the digital divide and, due to our fixed and mobile network infrastructure and the services we develop around it, we can aid progress in the communities in which we operate.

To move towards this vision, at Telefónica we work on three basic fronts:

1) Providing access to technology through digital inclusion, in other words, by means of network roll-out and an accessible and affordable offer for all sectors of the population.

2) Developing innovative services that add value to our connectivity and which we develop through innovation: Big Data, the Internet of Things (IoT), eHealth, digital education and eFinances.

3) Incorporating sustainability principles to all of our product development processes.

Mobile business

Telefónica offers a wide variety of mobile and related services and products to personal and business customers. Although they vary from country to country, Telefónica’s principal services and products are as follows:

•	Mobile voice services: Telefónica’s principal service in all of its markets is mobile voice telephony.

•	Value added services: Customers in most of the markets have access to a range of enhanced mobile calling features, including voice mail, call hold, call waiting, call forwarding and three-way calling.

•	Mobile data and Internet services: Current data services offered include Short Messaging Services, or SMS, and Multimedia Messaging Services, or MMS, which allow customers to send messages with images, photographs, sound recordings and video recordings. Customers may also receive selected information, such as news, sports scores and stock quotes. Telefónica also provides mobile broadband connectivity and Internet access. Through mobile Internet access, customers are able to send and receive e-mail, browse the Internet, download games, purchase goods and services in m-commerce transactions and use Telefónica’s other data and software services.

•	Wholesale services: Telefónica has signed network usage agreements with several MVNOs in different countries.

•	Corporate services: Telefónica provides business solutions, including mobile infrastructure in offices, private networking and portals for corporate customers that provide flexible online billing.

•	Roaming: Roaming agreements allow Telefónica customers to use their mobile handsets when they are outside their service territories, including on an international basis.

•	Fixed wireless: Telefónica provides fixed voice telephony services through mobile networks in Brazil, Venezuela, Argentina, Peru, Mexico, Ecuador, El Salvador, Guatemala and Nicaragua.

•	Trunking and paging: Telefónica provides digital mobile services for closed user groups of clients and paging services in Spain and most of its operations in Latin America.

Fixed-line telephony business

The principal services Telefónica offers in its fixed businesses in Europe and Latin America are:

•	Traditional fixed telecommunication services: Telefónica’s principal traditional fixed telecommunication services include PSTN lines; ISDN accesses; public telephone services; local, domestic and international long-distance and fixed-to-mobile communications services; corporate communications services; supplementary value added services (including call waiting, call forwarding, voice and text messaging, advanced voicemail services and conference-call facilities); video telephony; business oriented value-added services; intelligent network services; leasing and sale of handset equipment; and telephony information services.

•	Internet and broadband multimedia services: the principal Internet and broadband multimedia services include Internet service provider service; portal and network services; retail and wholesale broadband access through ADSL, naked ADSL (broadband connection without the monthly fixed line fee); narrowband switched access to Internet for Universal Service, and other technologies. Telefónica also offers high-speed Internet services through fiber to the home (FTTH) in certain markets (primarily Spain, Brazil and Chile) and VDSL-based services (primarily Spain and Germany). Telefónica also offers VoIP services in some markets.

•	Data and business-solutions services: the data and business-solutions services principally include leased lines; virtual private network, or VPN, services; fiber optics services; the provision of hosting and application, or ASP, service, including web hosting, managed hosting, content delivery and application, and security services; outsourcing and consultancy services, including network management, or CGP; and desktop services and system integration and professional services.

•	Wholesale services for telecommunication operators: the wholesale services for telecommunication operators principally include domestic interconnection services; international wholesale services; leased lines for other operators; network deployment; and local loop leasing under the unbundled local loop regulation framework). It also includes bit stream services, bit stream naked, wholesale line rental accesses and leased ducts for other operators’ fiber deployment.

Digital services

The main highlights in services developed by Telefónica Digital are:

•	Video/TV services: IPTV services (Internet protocol), over-the-top network television services, and cable and satellite TV. Advanced pay TV services are also offered, such as high-definition TV (HDTV), Multiroom (allowing clients to watch different TV channels in different rooms), Digital Video Recording (DVR), Multiscreen (all contents in everywhere), CatchUp contents, third party contents and Cloud Video Services (such as Last 7 days, RestartTV and Cloud DVR). In addition, Telefónica offers accessible content with subtitles, audio description and sign language functionalities through the Movistar+ 5s service. The aim is to contribute toward the inclusion of disabled people across the country.

•	IoT (Internet of Things): Telefónica Global IoT portfolio services include:

o	Smart Connectivity: horizontal services including mostly basic users (machines) managed through two different connectivity platforms, SmartM2M (developed and owned by Telefónica) and Jasper (third party developed)

o	Smart Services: full end-to-end “device + connectivity + application” solutions targeting to four pre-defined specific vertical sectors: Cities, Mobility, Energy and Retail

o	Personal IoT: set of services, focused on the B2C segment, supporting usual healthcare, safety and fitness practice through different electronic and communication processes (SMS and push messages, web-based solutions, tracking, wearables).

•	Financial services and other payment services: These services allow final customers and financial institutions to make money transfers, payments and mobile recharges.

•	Security services: A broad set of facilities (Managed Security, Cloud and Comms Security, Cybersecurity (threats, vulnerabilities and antifraud platforms)) targeting to protect information stored in different end customers´ devices and networks from unauthorized access, use, disclosure, disruption or destruction, and including 11Paths developed services such as Latch, FaasT, Metashield or Tacyt.

•	Cloud computing services: Includes Managed Cloud, which allows us to build fully managed infrastructure environments for large enterprises and also manage the complex tools and applications that run on top of that infrastructure; and in addition, for small and medium sized businesses “All-in” Bundles (Comms+Devices+Cloud). Telefónica is bundling offers based on a Cloud Service Broker that provides a vast self-service experience to the customer and a large set of capabilities, flexibility and a comprehensive commercial offer.

•	Advertising: Portfolio of marketing channels that third party brands can use to acquire and engage with customers. Traditional channels such as messaging are utilized alongside new channels like programmatic display and sponsored connectivity – all fueled by powerful customer data.

•	Big Data: Includes the product “Smart Steps” which helps retailers, municipalities and public security bodies to understand the influx of people. Anonymous mobile data network and aggregates are used to calculate the influx of people in an area. Telefónica also offers B2B opt-in services to the financial sector (Smart Digits) for improving fraud prevention and credit scoring in Brazil, United Kingdom and Chile. Recently a Smart Steps joint venture has been launched with China Unicom based out of Beijing to sell data insights in China.

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

On December 18, 2015 a Smart Steps joint venture was launched with China Unicom based out of Beijing to sell data insights in China.

On July 10, 2016, Telefónica International, S.A.U. (a 100% subsidiary of Telefónica, S.A.) sold 361,794,556 shares of China Unicom (Hong Kong) Limited (“China Unicom HK”), representing 1.51% of the share capital of the company, through a block trade process, at a price of 7.80 Hong Kong dollars per share, for a total amount of 2,822 million Hong Kong dollars, approximately 322 million euros.

As of the date of this Annual Report, Telefónica’s shareholding in China Unicom amounts to approximately of 1% of its capital stock. Furthermore, Mr. César Alierta, former chairman of Telefónica, S.A. and currently a member of the Board of Directors of Telefónica, is a member of the Board of Directors of China Unicom while Mr. Wang Xiaochu, chairman of China Unicom, is a member of the Board of Directors of Telefónica.

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

Seasonality

Our business is not significantly affected by seasonal trends.

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

Roaming Agreements with Iranian Operators

Some of our subsidiaries have entered into roaming agreements with Iranian telecommunication companies. Pursuant to such roaming agreements our subsidiaries’ customers are able to roam in the particular Iranian network (outbound roaming) and customers of such Iranian operators are able to roam in our relevant subsidiary’s network (inbound roaming). For outbound roaming, our subsidiaries pay the relevant Iranian operator roaming fees for use of its network by our customers, and for inbound roaming the Iranian operator pays the relevant subsidiary roaming fees for use of the respective network by its customers.

Our subsidiaries were party to the following roaming agreements with Iranian telecommunication companies in 2016:

(1)	Telefónica Móviles España S.A. (“TME”), our Spanish directly wholly-owned subsidiary, has respective roaming agreements with (i) Mobile Telecommunication Company of Iran (“MTCI”), (ii) MTN Irancell (“Irancell”), (iii) Taliya (“Taliya”), and (iv) Telecommunication Kish Co (“TKC”). During 2016 TME recorded the following revenues related to these roaming agreements: (i) 105,261.99 euros from MTCI, (ii) 8,690.70 euros from Irancell, (iii) none from Taliya and (iv) none from TKC.

TME also holds a roaming hub through its 55% directly-owned subsidiary, Link2One, a.e.i.e. (“L2O”). Under the related agreement, L2O provides a roaming hub service to Irancell enabling the latter to maintain a relationship with other members of the hub. Some members of the hub are also entities of the Telefónica Group. During 2016 L2O recorded revenues of 172,707.82 euros from Irancell.

(2)	Telefónica Germany GmbH & Co. OHG (“TG”), our German 63.22% indirectly-owned subsidiary, has respective roaming agreements with (i) MTCI and (ii) Irancell. During 2016 TG recorded revenues of (i) 380,001.54 euros from MTCI and (ii) 1,090.56 euros from Irancell.

(3)	Telefónica UK Ltd (“TUK”), our English directly wholly-owned subsidiary, has a roaming agreement with Irancell. During 2016 TUK recorded 186.93 euros in roaming revenues under this agreement.

(4)	Telefónica Argentina, S.A. and Telefónica Móviles Argentina, S.A. (together “TA”), our Argentinean directly wholly-owned subsidiaries, have a roaming agreement with Irancell. During 2016 TA recorded 41.82 euros in roaming revenues under this agreement.

(5)	Telefónica Brasil S.A. (“TB”), our Brazilian 73.68% indirectly owned subsidiary, has a roaming agreement with Irancell. During 2016 TB recorded 5.39 euros in roaming revenues under this agreement.

(6)	Pegaso Comunicaciones y Sistemas, S.A. de C.V. (“PCS”), our Mexican directly wholly-owned subsidiary, has a roaming agreement with Irancell. During 2016 PCS recorded 1.61 euros in roaming revenues under this agreement.

The net profit recorded by our subsidiaries pursuant to these agreements did not exceed the related revenues recorded thereunder.

The purpose of all of these agreements is to provide our customers with coverage in areas where we do not own networks. For this purpose, we intend to continue maintaining these agreements.

International Carrier Agreement with Iran

Telefónica de España has an international carrier agreement with Telecommunication Company of Iran (“TCI”).

Pursuant to this agreement, both companies interconnect their networks to allow international exchange of telephone traffic. Telefónica de España recorded 16,023.82 euros in revenues under this agreement in 2016. The net profit recorded by Telefónica de España pursuant to this agreement did not exceed such revenues.

The purpose of this agreement is to allow the exchange of international telephone traffic. Consequently, we intend to continue maintaining this agreement.

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

We use a number of mobile technologies in the countries in which we operate, namely: GSM, UMTS and LTE, the latter being already deployed in all our operations. We continue the work of upgrading our mobile networks in line with market trends, the demand of new services from customers and the evolution of technologies. The main steps we are currently taking include:

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

Extensions of the submarine cable network are being deployed to help meet the capacity demand in the future. The BRUSA cable will link Brazil and the United States, while the Marea cable will link the United States and Europe through Spain. Both cables are expected to begin operating in 2018.

The principal services using the capacity of submarine cables are voice circuits, Internet and dedicated circuits for international traffic and for corporations and business customers.

On February 10, 2016, Telefónica announced the creation of Telxius, a company which brings together certain infrastructure assets of the Group, which enables the management of the Telefónica Group’s infrastructure on a global scale with a more specialized and focused approach, with the aim of increasing the services provided to other operators, improving the return on capital invested and allowing Telxius to participate more actively in the growth opportunities that exist in the industry, including the possibility of incorporating third party assets.

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

Following our signing of an agreement on March 24, 2015 with Hutchison for the sale and purchase of the entire issued share capital of Telefónica Europe plc and the reclassification of the results attributable to our operations in the United Kingdom as discontinued operations, our segments were amended in 2015 to reflect the elimination of the Telefónica United Kingdom segment.

Following the EC’s decision to prohibit such sale to Hutchison Whampoa Group, the Board of Directors of Telefónica,S.A. at its meeting on June 29, 2016 agreed that Telefónica will continue to explore different strategic alternatives for O2 UK, to be implemented when market conditions are deemed appropriate. Given that the execution of a sale transaction is less certain, Telefónica’s operations in the United Kingdom are no longer presented as discontinued operations and the respective assets and liabilities cease to be classified as held for sale. Thus, our segments were amended and are now the same as they were prior to the elimination of our Telefónica United Kingdom operating segment, which were approved by the Board of Directors of Telefónica, S.A. on February 26, 2014: Telefónica Spain, Telefónica United Kingdom, Telefónica Germany, Telefónica Brazil and Telefónica Hispanoamérica (comprised of our consolidated subsidiaries in Argentina, Chile, Peru, Colombia, Mexico, Venezuela, Central America, Ecuador and Uruguay).

These segments include the information related to wireline, wireless, DSL, TV, and other digital services provided in each country or countries. The results, assets and liabilities of the segments include the new companies that operate the towers business and, consequently the impacts of the intercompany sales of towers have been eliminated. Any services not specifically included in these new segments are part of “Other companies and eliminations”.

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

Non-GAAP financial information

The management of the Group uses a series of measures in its decision-making, in addition to those expressly defined in the IFRS, because they provide additional information useful to assess the Group’s performance, solvency and liquidity. These measures should not be viewed in isolation or as a substitute for the measures presented according to the IFRS.

The non-GAAP financial measures included in this Annual Report are operating income before depreciation and amortization, net financial debt and net financial debt plus commitments and free cash flow.

Operating income before depreciation and amortization

Operating income before depreciation and amortization (OIBDA) is calculated by excluding solely depreciation and amortization from operating income. OIBDA is used to track the performance of the business and to establish operating and strategic targets of the Telefónica Group companies. OIBDA is a commonly reported measure and is widely used among analysts, investors and other interested parties in the telecommunications industry, although not a measure explicitly defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. OIBDA should not be considered as a substitute for operating income.

The following table provides a reconciliation of our OIBDA to operating income for the periods indicated.

Year ended December 31,
Millions of euros	2014 (*)	2015 (*)	2016
Operating income before depreciation and amortization	15,515	13,229	15,118
Depreciation and amortization	(8,548)	(9,704)	(9,649)
Operating income	6,967	3,525	5,469

(*)Amended data.

The following tables provide a reconciliation of OIBDA to operating income for us and each of our business areas for the periods indicated.

2016
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispano- américa	Other and eliminations	Total Group
Operating income before depreciation and amortization	4,467	1,709	1,794	3,714	3,477	(43)	15,118
Depreciation and amortization	(1,830)	(1,090)	(2,211)	(2,038)	(2,190)	(290)	(9,649)
Operating income	2,637	619	(417)	1,676	1,287	(333)	5,469

2015 (*)
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispano- américa	Other and eliminations	Total Group
Operating income before depreciation and amortization	2,336	1,929	1,858	3,573	4,356	(823)	13,229
Depreciation and amortization	(1,898)	(1,196)	(2,128)	(1,916)	(2,241)	(325)	(9,704)
Operating income	438	733	(270)	1,657	2,115	(1,148)	3,525

(*) Amended data.

2014 (*)
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispano- américa	Other and eliminations	Total Group
Operating income before depreciation and amortization	5,671	1,744	733	3,543	4,068	(244)	15,515
Depreciation and amortization	(1,805)	(1,121)	(1,426)	(1,762)	(2,034)	(400)	(8,548)
Operating income	3,866	623	(693)	1,781	2,034	(644)	6,967
(*) Amended data.

Net financial debt and net financial debt plus commitments

As calculated by us, net financial debt includes: (i) current and non-current financial liabilities in our consolidated statement of financial position (which includes the negative mark-to-market value of derivatives) and (ii) other payables included in “Trade and other payables” (mainly corresponding to payables for deferred payment of radio spectrum). From these liabilities, it is subtracted: i) the cash and cash equivalents, ii) the current financial assets (which include short-term derivatives), iii) the positive mark-to-market value of derivatives with a maturity beyond one year, and iv) other interest-bearing assets (components of “Trade and other receivables” and “Non-current financial assets” in our consolidated statement of financial position).

We calculate net financial debt plus commitments by adding to net financial debt gross commitments related to employee benefits, and deducting the value of long-term assets associated with those commitments and the tax benefits arising from the future payments of those commitments.

We believe that net financial debt and net financial debt plus commitments are meaningful for investors and analysts because they provide an analysis of our solvency using the same measures used by our management. We use net financial debt and net financial debt plus commitments to calculate internally certain solvency and leverage ratios used by management. Nevertheless, neither net financial debt nor net financial debt plus commitments as calculated by us should be considered as a substitute for gross financial debt as presented in the consolidated statement of financial position.

The following table presents a reconciliation of net financial debt and net financial debt plus commitments as of December 31, 2016 and 2015 to the Telefónica Group’s gross financial debt as indicated in the consolidated statement of financial position.

Millions of euros	12/31/2016	12/31/2015 (*)
Non-current financial liabilities	45,612	47,117
Current financial liabilities	14,749	12,970
Gross financial debt	60,361	60,087
Cash and cash equivalents	(3,736)	(2,615)
Current financial assets	(2,954)	(3,053)
Positive mark-to-market value of long-term derivative instruments	(5,048)	(5,315)
Other non-current liabilities included in "Trade and other payables"	749	1,073
Other current liabilities included in "Trade and other payables"	449	462
Other assets included in "Non-current financial assets"	(524)	(691)
Other assets included in "Current trade and other payables"	(702)	(787)
Net financial debt	48,595	49,161
Gross commitments related to employee benefits	6,839	6,070
Value of associated long-term assets	(749)	(736)
Tax benefits	(1,569)	(1,666)
Net commitments related to employee benefits	4,521	3,668
Net financial debt plus commitments	53,116	52,829

(*) Amended data.

Free Cash Flow

The Group’s Free cash flow is calculated starting from “Net cash flow provided by operating activities” as indicated in the consolidated statement of cash flows; deducting (Payments on investments)/Proceeds from the sale of investments in property, plant and equipment and intangible assets, net (without considering cash received from the sale of real state), adding the cash received form government grants and deducting dividends paid to minority interests. The cash used to cancel commitments related to employee benefits is added back (originally included in the Net cash flow provided by operating activities) as it represents the payments of principal of the debt incurred with those employees.

We believe that Free cash flow is a meaningful measure for investors and analysts because it provides an analysis of the cash flow available to meet our debt repayment requirements and protect solvency levels (financial debt and commitments).  It also provides information regarding amounts available to and remunerate the parent company’s shareholders once our debt payment obligations are met. The same measure is used internally by our management. Nevertheless, the Free cash flow as calculated by us should not be considered as a substitute for the various flows of cash as presented in the consolidated statements of cash flows.

The following table presents the reconciliation between the Telefónica Group’s Net cash flow provided by operating activities as indicated in the consolidated statement of cash flows and the Free cash flow for 2016, 2015 and 2014:

Millions of euros	2016	2015	2014
Net cash flow provided by operating activities	13,338	13,615	12,193
(Payments on investments)/Proceeds from the sale of investments in property, plant and equipment and intangible assets, net	(9,187)	(10,256)	(8,865)
Net cash received from sale of real state	(8)	(36)	(3)
Government grants received	-	7	30
Payments related to cancellation of commitments	738	721	789
Dividends paid to minority shareholders	(511)	(537)	(327)
Free Cash Flow	4,370	3,514	3,817

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

Deferred income taxes

The Group assesses the recoverability of deferred tax assets based on estimates of future earnings, and of all the available options to achieve an outcome, it considers the most efficient one in tax terms within the legal framework the Group is subject to. Such recoverability ultimately depends on the Group’s ability to generate taxable earnings over the period for which the deferred tax assets remain deductible. This analysis is based on the estimated schedule for reversing deferred tax liabilities, as well as estimates of taxable earnings, which are sourced from internal projections that are continuously updated to reflect the latest trends.

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

Exchange rate and inflation rates used to translate the financial statements of our Venezuelan subsidiaries

As of December 31, 2016, there are multiple exchange mechanisms and three published exchange rates legally available for translation of the financial statements of the Venezuelan subsidiaries.

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

In addition to this, Venezuela is considered as a hyperinflationary economy since 2009. Telefónica recognizes the effects of inflation by restating the financial information of its Venezuelan operation using the “Indice Nacional de Precios al Consumidor de Venezuela” issued by the Central Bank of Venezuela, or the best estimate in case the final index is not available.

Significant management judgment is required to determine the appropriate inflation rate where the official rate is not available. The estimates and underlying assumptions are based on careful consideration of factors that are considered to be relevant and rely on all the information available at the closing date. Actual results may differ from these estimates as a result of changes in circumstances and assumptions about future developments in Venezuela due to evolving market conditions, uncertainty about currency and operating restrictions or other circumstances arising beyond the control of the Company.

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

During 2016, global activity was very similar to 2015 and recent developments suggest that growth in 2017 is going to be higher than in 2016. The European Union has grown for the third year in a row due to the improvement of internal demand, especially in Spain. However, political uncertainty in some European countries due to upcoming general elections and the British exit process from the European Union, could add risks to this outlook depending on their outcome.

In Latin America, economic growth in 2017 is expected to be higher than in 2016, although the growth rates are expected to be significantly lower than those achieved before the global recession. The recent recovery in commodity prices, especially oil and copper, are expected to provide some relief to the external accounts balances and to activity growth in the region. However, a faster monetary normalization in the United States, as well as doubts about growth and imbalances in China, could have an impact on inward external flows, making financing conditions in Latin American countries more stringent, which would affect household private consumption negatively.

Operating environment by country

Spain

In 2016, Spanish GDP expanded by 3.2% (according to Consensus Economics Forecast (“CFe”), an independent research firm), the same growth rate as in 2015 and considerably higher than the growth rate of 1.4% in 2014, after the average annual contraction of 1.8% in 2009-2013.

This performance was explained by a positive evolution of internal demand, with household consumption increasing 3.2% in 2016 (CFe), compared to a 2.2% increase in 2014-15 and a contraction on average of -2.5% per year during 2009-13.

Investment also showed positive growth in 2016 for the third consecutive year in a row, at a rate of 3.9% (CFe) compared to an average 4.9% growth in 2014-15 and the 8.1% annual decline experienced on average in 2009-13. Inflation was 1.6% in 2016, compared with -0.1% and -1.1% in 2015 and 2014, respectively.

The current account showed again a surplus in 2016 of 1.7% of GDP (CFe), improving the 2014-15 average of 1.2% of GDP.

The unemployment rate continued its downward trend in 2016 after the 26.9% peak reached in the first quarter of 2013. The unemployment rate reached 19.2% at the end of 2016 (CFe), 1.7pp lower than at the end of 2015.

United Kingdom

In 2016, the British economy, measured in terms of GDP, is estimated to have increased by 1.9% (CFe) compared with a growth rate of 2.2% in 2015 and 3.1% in 2014. Household consumption was the main source of economic growth, increasing by 2.7% (CFe) in 2016, compared with a growth rate of 2.5% and 2.1% in 2015 and 2014, respectively, driven by its solid fundamentals, with the unemployment rate decreasing to 5% (CFe) on average, from 5.4% registered in 2015 and 6.2% in 2014. On the other hand, fixed capital investment was flat in 2016 (CFe), decelerating from an increase of 3.4% in 2015, and 6.7% in 2014, as high political and economic uncertainty that followed the Brexit referendum in June was likely weighting on firm’s investment decisions.

Inflation (CPI) increased by 1.6% year-on-year in 2016 accelerating from 0.2% in 2015 and 0.5% in 2014, with upward pressures coming from energy and food prices as well as recent exchange rate depreciation.

The British pound sterling experienced a sharp depreciation relative to the euro in 2016, falling by 17% year-on-year, from 0.74 GBP per EUR in 2015 (year-end) to 0.84 GBP per EUR in 2016 (year-end). The increase in uncertainty about the future trade and economic relations between the United Kingdom and the European Union after the Brexit referendum result, was the main reason behind the currency weakness.

Germany

In 2016, the German economy grew by 1.9%, the highest rate since 2011 and after expanding on average 1.7% in 2014-15.

The economic growth in 2016, as well as in 2015, was mainly due to a positive contribution of the internal demand, especially private consumption that showed the highest growth rate in the last decade (2.0% in 2016 (CFe)), which offsets the negative contribution of the external sector to GDP growth.

In 2016 the CPI rate reached 1.7% year-on-year (compared with an average of 0.3% in 2014-15), and the unemployment rate stood at 5.8%, compared with 6.1% in 2015 and 6.4% in 2014.

Brazil

Brazilian GDP decreased approximately 3.5% in 2016 (CFe), following another decrease of 3.8% in 2015 and an increase of 0.5% in 2014, according to the Brazilian Geography and Statistics Institute. Investments contracted by approximately 10.0% in 2016, after a decrease of 13.9% in 2015. Household consumption decreased by approximately 5.0% in 2016, from a 3.9% decrease in 2015.

Inflation, as measured by the IPCA, increased by 6.3% in 2016 (above the inflation target established by the Brazilian Central Bank of 4.5% but within its range of tolerance), compared to 10.7% in 2015 and 6.4% in 2014. Due to decreasing inflation, the basic interest rate, the Special Clearance and Escrow System rate (Selic rate), was lowered from 14.25% at the end of 2015 to 13.75% at the end of 2016.

The current account deficit reached 23.7 billion U.S. dollars in 2016, compared to 58.9 billion U.S. dollars in 2015 and 104.2 billion U.S. dollars in 2014. In 2016, this deficit was financed by capital inflows, such as foreign direct investments, which reached 78.9 billion U.S. dollars, while portfolio investments would have had an outflow of 19.8 billion U.S. dollars. International reserves increased by 3.5 billion U.S. dollars in 2016, to a level of 372.2 billion U.S. dollars.

Despite the negative activity data, the country-risk decreased, on the back of lower political uncertainties and the approval of fiscal reforms. The J.P. Morgan Emerging Markets Bond Index Plus (EMBI + Brazil) reached 328 basis points at the end of 2016, down from 523 basis points at the end of 2015 and 259 basis points at the end of 2014.The Brazilian real appreciated in 2016. It appreciated against the U.S. dollar by 16.5%, reaching an exchange rate of 3.26 reais per U.S. dollar on December 31, 2016, compared to 3.90 reais per U.S. dollar on December 31, 2015 and to 2.66 reais per U.S. dollar on December 31, 2014.

Mexico

Mexico’s real GDP increased by an estimated 2.1% in 2016 (CFe), compared with a 2.6% and 2.3% increase in 2015 and 2014, respectively.

Inflation, as measured by the CPI, was 3.4% year-on-year in 2016 compared with 2.1% in 2015, within the Mexican Central Bank’s tolerance range of 2% to 4%.

During 2016, exports decreased by 2.5% (CFe), private consumption increased by 2.7% (CFe) and investment increased by 0.8% compared with 2015.

The current account balance posted a deficit of 31 billion U.S. dollars in 2016 – according to CFe – compared with 33 billion U.S. dollars in 2015 (3.0% and 2.9% of GDP, respectively).

On December 31, 2016, the exchange rate relative to the U.S. dollar was 20.62 Mexican pesos to the U.S. dollar (17.18 and 14.75 on December 31, 2015 and 2014, respectively).

Venezuela

No official data is available for GDP or for inflation for 2016. However, the expectations about the worsening of economic conditions in Venezuela were confirmed by forecasts published by CFe. According to this publication, GDP fell by 10.2% in 2016, after falling 5.7% in 2015.

Private consumption was estimated to have fallen by 11.6% in 2016 and public consumption was estimated to have contracted 6.0%. Additionally, investments are estimated to have declined by 20.3%.

Additionally, exports are estimated to have declined by 29.1% in 2016 and imports are estimated to have contracted by 37.7%. The trade balance was estimated to have reached a 3,900 million U.S. dollars surplus in 2016 compared with 2,300 million U.S. dollars in 2015, but much lower than the 27,200 million U.S. dollars surplus reached in 2014.

The inflationary spiral in Venezuela continues to accelerate its pace. According to CFe, prices are estimated to have increased 567.8% year-on-year in 2016, much higher than the 180.9% and 68.5% inflation rates reached in 2015 and 2014, respectively.

The unemployment rate was estimated to have averaged 9.6% in 2016, a significant increase with respect to the 6.8% and 7.0% average unemployment rates of 2015 and 2014, respectively.

Chile

Chilean GDP expanded at an estimated rate of 1.7% (CFe), 0.6 percentage points below the rate registered in 2015 (2.3%) and 2.9 percentage points under the average annual growth rate for the 2010-2014 period (4.6%). Private consumption grew by an estimated 1.9% (CFe) in 2016, the same as in 2015 (1.9%) but 5.6 percent points under the average annual growth rate for the 2010-2014 period. Investment increased by 0.3% (CFe) after two years of consecutive contraction (-1.5% in 2015 and -4.2% in 2014). As most emerging economies, Chile faced headwinds from the international financial markets tightening, the decreasing commodity prices (especially copper prices), the emerging/advanced capital flows reallocation and subdued economic dynamism in its major commercial partners. Domestically, a persistent slack of confidence and decreasing expectations also weighed negatively on expenditure decisions.

The labor market remained substantially resilient to the economic underperformance for a third year in a row. The unemployment rate reached 6.1% at the end of 2016, with no major changes compared with 5.8% in 2015 and 6.0% in 2014. It remained among the lowest unemployment rates in the last decade. Nominal wages rose accordingly to historical averages.

Inflation, measured by CPI, reached 2.7% in 2016 compared with 4.4% in 2015 and 4.6% in 2014. The appreciation of the Chilean currency, the fall in international oil prices, an increasing supply of fresh food products (vegetables and fruits) and less indexation pressures from past inflation, among others, contributed to this outcome. Core inflation (excluding food and energy) reached 2.8%, 0.1 percentage points above total CPI growth. Both CPI and core CPI inflation ended 2016 around the long-term target of the Chilean Central Bank of 3%.

The Chilean Central Bank kept its reference interest rate unchanged along the year at 3.5%. The monetary policy aimed to anchor inflation expectations to long-term target (3%). In the last months of 2016 the Bank’s Council resolutions revealed an increasing expansionary skew regarding future interest rate movements.

The fiscal deficit is estimated to have risen to 3.0% of GDP (CFe), increasing by 0.8 and 1.4 percentage points compared to deficits in 2015 and 2014, respectively.

The trade balance surplus reached 4.6 billion U.S. dollars, improving moderately with respect to 2015 (3.5 billion U.S. dollars), but lower than the 6.3 billion U.S. dollars recorded in 2014. Chilean exports evolved accordingly to copper prices downtrend and a reduced demand for Chilean non-mining exports. In turn, Chilean imports reflected the protracted weakness in domestic demand growth.

At the end of 2016, the nominal exchange rate was 669 Chilean Pesos per U.S. dollar, reflecting a year-over-year Chilean Peso appreciation of 5.3%. The exchange rate performance in 2016 was mainly explained by the recovery of copper prices during the last two months of the year.

Argentina

Argentina’s GDP decreased by an estimated 2.2% in 2016 (CFe), in contrast to the 2015 increase of 2.5%, the average annual growth rate of approximately 7.5% achieved from 2005 through 2008 and of 1.7% from 2009 to 2015.

The Argentine peso depreciated by 22% relative to the U.S. dollar, closing at 15.85 Argentine pesos per U.S. dollar at the end of 2016, compared with 12.94 Argentine pesos per U.S. dollar at the end of 2015 and 8.46 Argentine pesos per U.S. dollar at the end of 2014.

The Buenos Aires CPI increased by 41% in 2016 compared with 26.9% in 2015 and 38.0% in 2014.

The estimated current account deficit of 12.8 billion U.S. dollars in 2016 (CFe) is one of the highest in the last decade, although slightly lower than the deficit of 16.8 billion U.S. dollars of 2015. The estimated trade balance is of 0.4 billion U.S. dollars, with a 5.1% decrease in imports and a 0.6% increase in exports , both contributing significantly to this result.

Economic conditions negatively affected the unemployment rate, which increased to 8.9% in 2016 (CFe) from 7.0% in 2015 and 7.3% in 2014.

Colombia

According to CFe, Colombian GDP is estimated to have grown by 2.0% in 2016, significantly below the 3.0% and 4.6% year-on-year growth recorded in 2015 and 2014, respectively. This deceleration was mainly attributable to the adjustment in investment due to a large decline in oil prices and a lower performance in household consumption.

Despite the lower economic growth, the unemployment rate increased moderately. According to CFe the average unemployment rate estimated for 2016 was 9.3%, slightly above the 8.9% and 9.1% rates showed in 2015 and 2014, respectively.

According to CFe, in 2016 the current account deficit is estimated to have reached 14.2 billion U.S. dollars, representing 4.9% of GDP, which is a significant reduction compared with the 6.4% of GDP registered in 2015.

The Colombian peso depreciated by 11.2% against the U.S. dollar during 2016 (3,001 Colombian pesos per U.S. dollar at the close of 2016). This depreciation was mainly explained by the decrease in oil prices, which affected total exports. Moreover, the net portfolio investment decreased during the period magnifying the Colombian peso depreciation.

The inflation rate was 5.7% year-on-year at the end of 2016, compared with 6.8% year-on-year and 3.7% year-on-year at the end of 2015 and 2014, respectively. The pressure in food prices due to the ENSO (El Niño Southern Oscillation) raised the annual inflation rate to 9% in July of 2016, but in the following months an important correction occurred due to a better performance in food prices.

In 2016 the Colombian Central Bank decided to increase the interest rate by 175 basis points from 5.75% to 7.5%, in line with the increased inflationary pressures observed through the year.

Peru

Peruvian GDP expanded around its potential pace (3.9% according to de CFe, in contrast with the 3.3% expansion of 2015). The main drivers of this acceleration were the favorable development of private consumption (expected to have increased 3.6% in 2016, in contrast to the 3.4% growth of 2015), as well as the lower contraction of fixed investment, which is estimated to have decreased by 2% in 2016, much lower than the 5.1% contraction of 2015.

Consumer prices, as measured by the CPI, increased by 3.2% in 2016, slightly above the Central Bank’s target of between 1% and 3% for the third consecutive year, compared with 4.4% in 2015 and 3.2% in 2014. Inflation remained near the upper limit of the Central Bank’s target along the year, affected by droughts in several regions and the strong currency volatility.

The Peruvian Central Bank raised its interest key rate by 50 basis points from 3.75% in 2015 to 4.25% in 2016. According to the Central Bank, inflation expectations are within the target range. However, the inflation rate in the last quarter was above the upper limit of 3.0% due to higher prices for fuel and some food items, an effect that should show corrections soon.

The government budget is estimated to show a relatively moderate deficit of around 3.0% of GDP in 2016 (CFe), compared with a slight fiscal deficit of 2.1% in 2015. This is the result of a significant decrease in corporate tax collection due to the reduction from 30% to 28% in the corporate income tax rate.

In the foreign exchange market, the Peruvian Nuevo Sol strengthened by 1.7% against the U.S. dollar in 2016, reaching 3.36 Peruvian Nuevo Sol per U.S. dollar at the end of the year, compared with a depreciation of 14.6% in 2015 and 6.5% in 2014. The commercial surplus of 667 million U.S. dollars in 2016 (considerably higher than the 3,159 million U.S. dollars deficit in 2015) and constant financial capital inflows led to an increase of the international net reserves (US$ 411 million), reaching 61,900 million U.S. dollars in 2016 compared to 61,500 million U.S. dollars in 2015 and 62,300 million U.S. dollars in 2014.

Country risk, measured by the J.P. Morgan Emerging Markets Bond Index (EMBIG Peru), declined 70 basis points to 170 basis points in 2016. The long-term sovereign debt rating is currently investment grade by Fitch, Standard and Poor’s and Moody’s rating agencies.

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

We estimate that in 2016 variations in currencies and hyperinflation in Venezuela decreased our consolidated revenues by approximately 8.0%. Currency fluctuations can also have a significant impact on our statement of financial position, particularly equity attributable to equity holders of the parent, and on our statement of cash flows, when translating the financial statements of subsidiaries located outside the Eurozone into euro. In 2016 equity attributable to equity holders of the parent increased by 2,049 million euros and cash and cash equivalents increased by approximately 185 million euros due to the translation of the financial statements of our foreign subsidiaries, principally due to the appreciation of the Brazilian real, Chilean peso and the Colombian peso, partially offset, by the depreciation of the pound sterling, Argentinian peso and Mexican peso relative to the euro.

We estimate that in 2015 variations in currencies and hyperinflation in Venezuela decreased our consolidated revenues by approximately 2.3%. In 2015 equity attributable to equity holders of the parent decreased by 4,657 million euros and cash and cash equivalents decreased by approximately 1,000 million euros due to the translation of the financial statements of our foreign subsidiaries, principally due to the depreciation of the Brazilian real, Argentine peso and the Venezuelan bolívar fuerte, partially offset, by the appreciation of the pound sterling relative to the euro.

We estimate that in 2014 variations in currencies and hyperinflation in Venezuela decreased our consolidated revenues by approximately 12.1%. In 2014 equity attributable to equity holders of the parent decreased by 2,857 million euros and cash and cash equivalents decreased by approximately 1,616 million euros due to the translation of the financial statements of our foreign subsidiaries, principally due to the depreciation of the Venezuelan bolívar fuerte and the Argentine peso, partially offset by the appreciation of the pound sterling relative to the euro.

Venezuela is considered as a hyperinflationary economy since 2009. The inflation rates used to prepare the financial information included herein are based on the National Consumer Price Index of Venezuela (Indice Nacional de Precios al Consumidor de Venezuela) published by the Central Bank of Venezuela, or where a definitive index is not available, the best estimation. On an annual basis, these rates are 511.1%, 190.8% and 64.1% for 2016, 2015 and 2014, respectively. The exchange rates used to convert items denominated in Venezuelan bolívar fuerte, once adjusted for inflation, in the Consolidated Financial Statements are the closing rates as of December 31, 2016, 2015 and 2014, which were 674 bolivars per U.S. dollar (by reference to DICOM), 199 bolivars per U.S. dollar (by reference to SIMADI) and 49.988 bolivars per U.S. dollar (by reference to SICAD II), respectively.

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

	2014(1)	2015(1)	2016(1)	% change 2014 to 2015	% change 2015 to 2016
	Average	Average	Average	Average	Average
Pound Sterling	0.81	0.73	0.82	(9.88)%	11.92%
U.S. Dollar	1.33	1.11	1.11	(16.54)%	-
Brazilian Real	3.12	3.64	3.83	16.67%	5.30%
Argentine Peso	10.75	10.22	16.31	(4.93)%	59.63%
Peruvian Nuevo Sol	3.77	3.53	3.73	(6.37)%	5.75%
Chilean Peso	756.71	723.91	747.50	(4.33)%	6.26%
Mexican Peso	17.65	17.57	20.63	(0.45)%	17.41%
Venezuelan Bolívar Fuerte (2)	60.69	216.31	710.23	n.m.	n.m.
Czech Crown	27.53	27.28	27.03	(0.91)%	(0.92)%
Colombian Peso	2,650.03	3,016.49	3,369.06	13.83%	11.69%
Guatemalan Quetzal	10.25	8.49	8.41	(17.17)%	(0.99)%

Source: Central treasury bank of the respective countries.

(1)	These exchange rates are used to convert the income statements of our subsidiaries from local currency to euro.

(2)	As Venezuela is considered a hyperinflationary country, the income statement from operations in Venezuela is accounted for pursuant to the closing exchange rate of bolívar fuerte to euro.

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

	2014	2015	2016
(millions of euros)
Net cash from operating activities	12,193	13,615	13,338
Net cash used in investing activities	(9,968)	(12,917)	(8,208)
Net cash used in financing activities	(4,041)	(3,612)	(4,220)

For a discussion of our cash flows for the years ended December 31, 2014, 2015 and 2016, please see Note 20 to our Consolidated Financial Statements.

Anticipated Uses of Funds

Our principal liquidity and capital resource requirements consist of the following:

•	costs and expenses relating to the operation of our business;

•	debt service requirements relating to our existing and future debt;

•	capital expenditures for existing and new operations;

•	acquisitions of new licenses or other operators or companies engaged in complementary or related businesses; and

•	dividend, other shareholder remuneration, and pre-retirement payments.

In 2017, we expect to continue transforming our networks, evolving them towards all-IP hyper-connected networks, by investing in FTTx in key markets, and by expanding our mobile networks with LTE in most of our operations, and also with 3G. We also expect to continue investing in IT as a critical factor in our transformation. We expect to continue to invest in TV and digital content to take advantage of the opportunities in the digital markets. We may also use funds to acquire new licenses engaged in complementary or related businesses in the digital world.

We also have liquidity requirements related to the costs and expenses relating to the operation of our business, financial investments, our payment of dividends, shareholder remuneration and pre-retirement payment commitments.

We also have liquidity requirements related to debt service requirements in connection with our existing and future debt. At December 31, 2016, we had gross financial debt of 60,361 million euros compared with 60,087 million euros at December 31, 2015. For the amortization schedule of our consolidated gross financial debt at December 31, 2016 and a further description of financing activity in 2016, see “—Anticipated Sources of Liquidity” below. Our net financial debt decreased by 566 million euros to 48,595 million euros at December 31, 2016, compared with 49,161 million euros at December 31, 2015. The factors contributing to decreased debt in 2016 include: (i) our 2016 cash flow generation of 4,370 million euros; (ii) 500 million euros in net financial investments, mainly due to our China Unicom and Telefé divestment (see Note 2 to our Consolidated Financial Statements); and (iii) the lower euro value of foreign-denominated net financial debt amounting to 91 million euros. The factors contributing to increased debt in 2016 include: (i) remuneration to shareholders (including dividends, issuance of capital instruments, purchase of treasury stock and payment of coupons on undated deeply subordinated securities) amounting to 2,389 million euros; (ii) the payment of labor-related commitments (738 million euros), mainly related to early retirements; and (iii) other factors affecting the liabilities amounting to 1,268 million euros (including the refinancing of commercial liabilities).

For a reconciliation of net financial debt to gross financial debt (the sum of current and non-current interest-bearing liabilities), see “—Presentation of Financial Information—Non-GAAP financial information—Net financial debt and net financial debt plus commitments”.

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

In recent years, we raised funds by issuing equity instruments, principally undated deeply subordinated securities, mandatory convertible notes and new shares.

Financing

The following table shows the amortization schedule of our consolidated gross financial debt at December 31, 2016 as stated in euro. We may have exchange rate financial derivatives as instruments assigned to the underlying debt instruments. The table below includes the fair value of derivatives classified as financial liabilities (i.e., those with a negative mark-to-market) and excludes the fair value of derivatives classified as current financial assets (1,872 million euros), and those classified as non-current (5,048 million euros) (i.e., those with a positive mark-to-market). For description of the liquidity risk we face, see Note 16 to our Consolidated Financial Statements, and for a description of our financial liabilities, see Note 13 to our Consolidated Financial Statements.

Millions of euros
	Current	Non-current
Maturity	2017	2018	2019	2020	2021	Subsequent years	Non-current total	Total
Debentures and bonds	7,559	4,992	3,501	4,951	4,765	16,316	34,525	42,084
Promissory notes & commercial paper	3,061	−	−	113	−	186	299	3,360
Other marketable debt securities	−	−	−	−	−	−	−	−
Total Issues	10,620	4,992	3,501	5,064	4,765	16,502	34,824	45,444
Loans and other payables	3,357	1,903	1,336	780	1,482	2,540	8,041	11,398
Derivative instruments	772	300	348	1,003	533	563	2,747	3,519
Total	14,749	7,195	5,185	6,847	6,780	19,605	45,612	60,361
Notes:

- Estimated future interest payments as of December 31, 2016 on our interest-bearing debt (not included above) are as follows: 2,168 million euros in 2017, 1,694 million euros in 2018, 1,436 million euros in 2019, 1,185 million euros in 2020, 956 million euros in 2021 and 5,185 million euros in subsequent years. With respect to floating rate debt, we estimate future interest payments as the forward rates derived from yield curves quoted for the different currencies on December 31, 2016.

During 2016, we obtained financing totaling approximately 10,542 million euros, excluding the euro commercial paper program and short-term banking loans, 9.5% of which were treated as equity (hybrid) and the remaining amount as financial debt. The activity focused mainly on strengthening our liquidity position, refinancing debt maturities in an environment of very low interest rates, and extending debt maturities.

For a description of our financing, see Note 13 to our Consolidated Financial Statements.

In 2017, through the date of this Annual Report, our debt issuances and principal financing arrangements consisted of:

•	On January 17, 2017, Telefónica Emisiones S.A.U. issued notes under its EMTN Programme filed with the FCA in London on September 13, 2016 in an aggregate nominal amount of 1,750 million euros. This issuance was split into two series: one series, amounting to 1,250 million euros, maturing on January 17, 2025 and with an annual coupon of 1.528%, and the other series, amounting to 500 million euros maturing on October 17, 2028 and with an annual coupon of 2.318%. Both series of notes are guaranteed by Telefónica, S.A;

•	On January 17, 2017, Telefónica, S.A. amended the bilateral loan, signed originally on June 26, 2014 for an amount of 2,000 million euros and with an outstanding amount of 1,500 million euros, divided in two tranches with a new amortization schedule: tranche A for 500 million euros maturing on June 26, 2017 and tranche B for 1,000 million euros maturing on June 26, 2019. Later, on February 17, 2017, Telefónica, S.A. signed a new amendment to its bilateral loan extending the maturity date of the tranche A for 500 million euros until June 26, 2019;

•	On January 25, 2017, Telefónica Emisiones S.A.U. issued notes under its EMTN Programme filed with the FCA in London on September 13, 2016 in an aggregate nominal amount of 150 million euros, maturing on January 25, 2019. The notes are guaranteed by Telefónica, S.A.;

•	On February 8, 2017, Telefónica Brasil, S.A. issued notes (debentures) in an aggregate notional amount of 2,000 million brazilian reais (approximately 600 million euros) maturing on February 8, 2022.

•	On February 15, 2017, Telefónica Europe, B.V. drew down an aggregate principal amount of 750 million euros of its long-term financing of 1,500 million euros signed on November 28, 2016 and maturing in 2024.

•	On February 17, 2017, Telefónica Germany Gmbh & Co. OHG agreed a 12 month extension on its 750 million euros syndicated credit facility dated on March 22, 2016 up to March 22, 2022.

Our borrowing requirements are not significantly affected by seasonal trends.

Availability of funds

At December 31, 2016, we had funds available (including cash and cash equivalents and undrawn lines of credit) totaling 21,274 million euros. This amount included: undrawn lines of credit for an amount of 14,627 million euros (13,491 million euros maturing in more than 12 months); cash and cash equivalents and current financial assets other than those in Venezuela.

We believe that, in addition to internal generation of funds, our working capital, our medium-term note program, our euro commercial paper program, our corporate domestic promissory note program and available lines of credit will allow us to meet our future capital requirements, including (according to our liquidity policy) gross debt maturities over the next twelve months.

For a description of our liquidity and undrawn lines of credit available at December 31, 2016, see Notes 12 and 13 to our Consolidated Financial Statements, and for a discussion of our liquidity risk management and our capital management, see Note 16 to our Consolidated Financial Statements.

Telefónica, S.A. is the parent company of the Telefónica Group and receives funding from its subsidiaries in the form of dividends and loans. Consequently, restrictions on the ability of the Group’s subsidiaries to transfer funds to Telefónica, S.A. in the form of cash dividends, loans or advances, capital repatriation and other forms would negatively affect our liquidity and thus our business.

Certain Latin American economies, such as currently Venezuela, or Argentina in the past, have experienced shortages in foreign currency reserves and their respective governments have adopted restrictions on the ability to transfer funds out of the country and convert local currencies into U.S. dollars. This may limit our ability to repatriate funds out of certain subsidiaries from such countries. However, regarding net repatriation of funds to Spain, in 2016 we received 781 million euros from our Latin American subsidiaries, of which 726 million euros was from dividends and 55 million euros was from other items.

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

At December 31, 2016, Telefónica, S.A.’s long-term issuer default rating is "BBB stable outlook" from Fitch, “Baa3 stable outlook" from Moody's and "BBB stable outlook" from Standard & Poor's. During 2016, there were changes in the credit ratings by the three agencies. Moody´s downgraded the rating to “Baa3 stable” from “Baa2 negative” on November 7, 2016, Fitch downgraded the rating to “BBB stable” from “BBB+ stable” on September 5, 2016 and Standard and Poor’s revised the outlook to “stable” from “positive” on May 17, 2016.

The EC's decision to block the proposed sale of O2 U.K. to Hutchison's Three U.K. had an impact on Telefónica's credit ratings and outlooks by Moody´s and Standard and Poor’s, as they considered that such decision would delay the Company´s deleveraging process. During 2016, we have taken certain measures to protect our credit rating. These measures mainly include: the change in the shareholder remuneration policy, together with the announcement of the commitment to maintain a solid investment grade credit rating. Regarding the 2016 fiscal year dividend, Telefónica will pay 0.55 euros per share, of which 0.35 euros was paid in November 2016 through a voluntary scrip dividend and of which 0.20 euros will be paid in cash in the second quarter of 2017. Regarding the 2017 dividend, Telefónica will pay an amount of 0.40 euros per share in cash, of which 0.20 euros would be paid in the fourth quarter of 2017 and of which 0.20 euros would be paid in the second quarter of 2018. Additionally, it is worth highlighting the strong financing activity undertaken during 2016 together with the maintenance of an appropriate level of liquidity, an active portfolio management through the announced intention to continue analyzing best strategic alternatives for O2 UK and Telxius, the executed sale of Telefé and the partial disposal of China Unicom, as well as the issuance of undated deeply subordinated securities as a solvency protection measure to mitigate negative impacts on our Consolidated Financial Statements.

Intragroup Loans

We lend funds to our operating subsidiaries, directly or through holding companies that head our different lines of business. At December 31, 2016, we had loans outstanding totaling 5,671 million euros (9,142 million euros at December 31, 2015) to companies in the Telefónica Group (including subsidiaries located in Latin American countries). These funds are derived from retained cash flows, loans, bonds, issuances of undated deeply subordinated securities and other sources (such as asset disposals).

C. Research and Development, Patents and Licenses, etc.

Telefónica remains committed to technological innovation as a fundamental tool for being one of the main actors in the new digital universe, with the capacity to help to create a more sustainable world while achieving competitive advantages and distinctive products. By introducing new technologies and developing business solutions and processes, we aim to become a more effective, efficient and customer-oriented Group.

Telefónica bases its innovation strategy on the balance between two main models:

•	Promoting our internal research, development and innovation (R&D&i) capabilities, for which we have developed our own innovation model, which allows us to promote the application of technical research in developing commercial products and services using the knowledge developed in research centers, technological institutes and universities, among other sources;

•	Promoting the creation of open innovation ecosystems, in which the “Open Future” initiative stands out as a global program designed to connect entrepreneurs, start-ups, investors, venture capital funds and public and private organizations around the world which promote innovation in collaboration with other actors.

In parallel with these two models, Telefónica seeks to promote the development of sustainable solutions that generate a positive impact on the economic, social and technological progress of the regions in which we operate. To this effect, in addition to the investment made in promoting sustainable innovation projects and in the activities that are developed to guarantee the accessibility of our solutions to all groups, a new subsidiary has been created that is focused on product innovation and the development of disruptive technologies.

Telefónica firmly believes that competitive advantage cannot be based solely on acquired technology, and so has always considered the promotion of internal innovation, research and development activities as a strategic axis, in an effort to achieve this differentiation and move forward in other activities which guarantee the sustainability of our business.

To this effect, the Telefónica Group's internal innovation policy focuses on contributing with solutions that guarantee Telefónica's commitment to developing a responsible business under the criteria of economic, social and environmental sustainability, by:

•	Developing new products and services that enable growth and competition in an increasingly global environment, while being adapted to the diversity and local needs of each market;

•	Encouraging the return of innovation through open innovation and creating value from the technology generated;

•	Increasing our customers' loyalty and satisfaction;

•	Increasing the revenues, profits and value of the Company;

•	Increasing the quality of our infrastructure and services, as well as our relationship with our technology providers and solutions;

•	Improving business processes and operations with the aim of optimizing resources, increasing efficiency and reducing environmental impact;

During 2016 we carried out numerous technological innovation projects focused on sustainability, process efficiency, the creation of new sources of revenue, customer satisfaction, the consolidation of our presence in new markets and technological leadership.

We also initiated projects to promote an increase in the access to information technology, new services focused on new Internet business models, advanced user interfaces, distribution of TV and multimedia contents and other value added services, taking advantage of the potential of the new infrastructures. These projects, among others, were undertaken based on our objective to quickly identify emerging technologies that may have a relevant impact on our business, and to test these technologies on pilots related to new platform services, applications and prototypes.

A significant part of the innovation activities and projects are carried out by Telefónica Investigación y Desarrollo S.A.U. (Telefónica I+D), a wholly-owned subsidiary gives support mainly to our business lines. Telefónica I+D receives support from other companies and universities in the execution of its functions. The mission of the company is focused on improving our competitiveness through technological innovation and product development. Telefónica I+D is also responsible for experimental and applied research and for the development of products to increase our range of services and reduce operating costs.

The technological innovation activities of Telefónica I+D focus on three main areas:

1.	The development of new networks, mainly carried out in collaboration with Telefónica's Global Resources area. These activities are related to new radio and fibre optic access technologies (technologies on the virtualization of network functions, in line with the technological trend known as SDN or defined networks via software) and on topics related to network optimization and zero touch, which enable us to have a much more flexible and adaptable network that is dynamically adaptable to the new requirements of digital services and customers.

2.	The development of new products and services which are carried out within the framework of the digital services strategy. The following stand out among these activities:

o	Interpersonal communication of the future with natural access, taking advantage of the possibilities of the Internet and smartphones;

o	Services related to Big Data, regarding the concept of the Fourth Platform, whose vision is to return the value associated with the data it generates to the customer;

o	Video and multimedia services (combining text, audio, images and video) with a user experience on all connected devices;

o	Advanced solutions in emerging ICT businesses, such as cloud computing cloud or security;

o	Management of Internet of Things (IoT) services, related to enriched mobility, energy efficiency and smart retail;

o	Using users' communication profiles to obtain opportunities to exploit different products and business models (marketing campaigns, targeted advertising, contextual services, churn reduction, cross-selling, etc.).

3.	Experimental and applied research: With a medium and long-term outlook, Telefónica also has “Scientific Groups” whose mission is to investigate the possibilities of new networks and services and to solve the technological, social and environmental challenges that arise.

It should be noted that in 2016 Telefónica I+D Chile, a 100% subsidiary of Telefónica Chile, which was launched in 2014 in collaboration with the Chilean government, for the development of the first products and the generation of the first patents in "enriched mobility", Smart Industry and Smart Agro.

As of December 31, 2016, Telefónica I+D had 612 employees (654 employees in 2015).

The total I+D expense in the Group for 2016 amounted to 906 million euros, 14.1% less than the 1,055 million euros incurred in 2015 (1,111 million euros in 2014). This expense represents 1.7%, 1.9% and 2.2% of the Group’s consolidated revenue for 2016, 2015 and 2014, respectively. These figures were calculated using guidelines of the Organization for Economic Co-operation and Development (OECD).

During 2016, Telefónica registered 27 new patent applications, including three through the American office (USPTO), two through the Chilean office (INAPI) and 22 through the Spanish patent and trademark office (OEPM), seven of which were international (PCT) and 15 European applications. Moreover, one utility model was registered in the Spanish patent and trademark office, also through the OEPM.

Regarding the development of open innovation in Telefónica, the company has the Open Future unit, which includes an open, global program designed to connect entrepreneurs, startups, investors, and public and private organizations from around the world.

The main objective of Open Future_ is to detect, develop and enhance the talent and technological entrepreneurship in all its phases, for that which drives and accelerates the growth of ideas, projects, initiatives and companies. The integral character of Telefónica Open Future enables innovation to be developed in different stages. It is structured around seven initiatives, the objectives of which are as follows:

•	Drive (Think Big and Talentum Startups).

•	Accelerate (Crowdworking and Wayra).

•	Invest (Telefónica Ventures, Amérigo and CIP Telefónica).

Telefónica Open Future, is present in 16 countries, ended 2016 as one of the main investors in the Spanish area of open innovation and positioning itself as one of the major funds in Europe and Latin America in venture capital investment.

D. Trend Information

In 2016, Telefónica made great progress towards long-term sustainable and profitable growth in service revenues, continuing to increase efficiencies and capturing synergies thanks to the integrated vision of the businesses, processes and technologies. This allowed us to maintain a strong investment effort in order to be able to offer our customers excellent connectivity. In recent years, the Company has moved forward in its business transformation:

•	Firstly, Telefónica has defined a new business model with data-oriented offers, bundled services, including converged fixed and mobile services, as well as digital capabilities as part of the global transformation focused on responding to the change in our customers’ consumer habits. An essential part of our effort has been the investment in fiber- and LTE networks, which we believe will allow the monetization of data as well as of digital services. In this way, Telefónica has significantly increased data accesses, including 82 million smartphones accesses, 4.8 million Pay TV accesses and 6.6 million fiber accesses during the 2014-2016 period. Additionally, average revenue per access increased by 2.8% year-on-year over the 2015-2016 period, from a year-on-year increase of 1.9% over the 2014-2015 period.

•	Secondly, changing consumer habits have resulted in a decreasing demand for voice services and an increasing demand for data, due to video downloads and internet connectivity through smartphones. This new trend has allowed us since 2015 to compensate the drop in voice revenues (excluding falls in interconnection tariffs) with higher data and service over connectivity, to be able to start seeing a positive trend in average revenue per access in the majority of our markets.

•	Thirdly, Telefónica has reinforced its competitive position thanks to an active management of the asset portfolio and to the consolidation of its participation in key markets in 2015: Germany (with the acquisition of E-Plus), Brazil (with the acquisition of GVT) and Spain (with the acquisition of DTS). These strategic acquisitions in key markets coupled with divestments in non-strategic markets, have allowed Telefónica to capture significant synergies.

•	Lastly, Telefónica launched in 2014 a simplification program focused on increasing growth and capturing synergies across the board; commercial offer simplification; IT network and global process modernization (through higher investments in IT and commercial systems as well as call center costs reduction); and improving sales channels with a more efficient back office. All these measures allow for the liberalization of resources that can be used for transformation, improving network and accelerating the digitalization process.

On the other hand, various factors have contributed to the fact that Telefónica has experienced a downward trend in some key financial performance indicators during the 2014-2016 period.

•	First, changes in foreign exchange rates, particularly in 2015 with the depreciation of the Brazilian real against the euro and the effects of the depreciation of the Venezuelan bolivar. In 2016 such currencies continued to depreciate and the Company’s results were also affected by devaluations in the United Kingdom, Argentina and Mexico, adversely and significantly affecting revenue growth.

•	Second, the high inflation in certain countries affected cost growth in numerous markets where Telefónica is present which were not offset by the increase in tariffs.

•	Third, after a period of significant expansion, Telefónica has generally reduced the scope of its activities and exited certain countries in recent years to reduce its level of indebtedness and strengthen Telefónica’s capacity for future growth.

•	Fourth, Telefónica’s business is highly regulated, which affects its revenues and imposes costs on its operations. For example, regulation sets the fixed rates that Telefónica charges for calls received from other companies’ networks, and regulators have progressively lowered these rates in recent years.

•	Fifth, in recent years Telefónica has experienced an intense competition in the markets where it operates, resulting in more bundled offers and making it difficult to monetize value added services.

•	In the last two years, within the above mentioned simplification process, Telefónica has redefined its processes, readapting its resource necessities, resulting in various provisions which have affected, results in 2015 as well as in 2016.

In the 2014-2016 period these negative factors have contributed to a downward trend in some of Telefónica´s key market indicators, such as the Profit for the year (-26.2% during the period). On the other hand, the positive result of the strategy with a focus on sustainable and profitable growth, is reflected in the Revenue trend during the 2014-2016 period, up 3.3%.

E. Off-Balance Sheet Arrangements

We have commitments that could require us to make material payments in the future. These commitments are not included in our consolidated statement of financial position at December 31, 2016 although they are described in the notes to our Consolidated Financial Statements. For summary of our off-balance sheet commitments, see Note 21(b) and Note 16 to our Consolidated Financial Statements.

F. Tabular Disclosure of Contractual Obligations

The following table describes our contractual obligations and commitments with definitive payment terms which may require significant cash outlays in the future. The amounts payable (including accrued interest payments) are as of December 31, 2016. For additional information, see our Consolidated Financial Statements.

	Payments Due by Period
Millions of euros	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Financial liabilities (1)(2)	60,361	14,749	12,380	13,627	19,605
Operating lease obligations (3)	10,460	1,801	2,861	2,229	3,569
Purchase and other contractual obligations(4)	12,426	5,391	3,883	1,204	1,948
Other liabilities (5)	4,944	1,218	3,726	−	−
Total	88,191	23,159	22,850	17,060	25,122
(1)	Capital (finance) lease obligations are not calculated separately and are instead included as part of our long-term debt obligations.

(2)	Estimated future interest payments as of December 31, 2016 on our interest-bearing debt (not included above) are as follows: 2,168 million euros in 2017, 1,694 million euros in 2018, 1,436 million euros in 2019, 1,185 million euros in 2020, 956 million euros in 2021 and 5,185 million euros in subsequent years. With respect to floating rate debt, we estimate future interest payments as the forward rates derived from yield curves quoted for the different currencies on December 31, 2016. This item includes the fair value of derivatives classified as financial liabilities (i.e., those with a negative mark-to-market) and excludes the fair value of derivatives classified as current financial assets (1,872 million euros), and those classified as non-current (5,048 million euros) (i.e., those with a positive mark-to-market). For a more detailed description of our financial derivative transactions, see Note 16 to our Consolidated Financial Statements. For details of the composition of this item, see “Liquidity and Capital Resources– Anticipated Sources of Liquidity”).

(3)	This item includes definitive payments (non-cancellable without penalty cost). Our operating lease obligations have in some cases extension options conditioned on the applicable law of each country. Accordingly, we have included only those amounts that represent the initial contract period. At December 31, 2016, the present value of future payments for operating leases was approximately 7,894 million euros (2,450 million euros in Telefónica Brazil, 1,748 million euros in Telefónica Hispanoamérica, 882 million euros in Telefónica Spain, 2,294 million euros in Telefónica Germany, 418 million euros in Telefónica United Kingdom and 102 million euros in other companies). For a more detailed information about payments due under this item, see Note 18 to our Consolidated Financial Statements.

(4)	This item includes definitive payments (non-cancellable without penalty cost) due for agreements to purchase goods (such as network equipment) and services.

(5)	“Other liabilities” include: (a) long-term obligations that require us to make cash payments, excluding financial debt obligations included in the table under “Financial Liabilities” above and (b) other provisions. Because of the nature of the risks covered by “Other liabilities” such as other provisions, it is not possible to determine a reliable schedule of potential payments, if any. For details of the composition of other provisions, see Note 15 to our Consolidated Financial Statements.

In addition, at December 31, 2016, we had short-term and long-term employee benefits provisions amounting to 1,002 million euros and 6,147 million euros, respectively, not included in the table above (see Note 15 to our Consolidated Financial Statements).

For details of the composition of, and changes in, our debt, see “—Liquidity and Capital Resources—Anticipated Sources of Liquidity” and Note 13 to our Consolidated Financial Statements.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

During 2016, our Board of Directors met 12 times. At February 23, 2017, our Board of Directors had met two times during 2017. At February 23, 2017, our directors, their respective positions on our Board and the year they were first appointed as a director were as follows:

Name	Age	First Appointed	Current Term Ends
Chairman
Mr. José María Álvarez-Pallete López (1)	53	2006	2017
Vice-Chairmen
Mr. Isidro Fainé Casas (1)(2)	74	1994	2020
Mr. José María Abril Pérez (1)(3)(6)	64	2007	2018
Mr. Julio Linares López (5)(8)	71	2005	2020
Members
Mr. César Alierta Izuel	71	1997	2017
Ms. Eva Castillo Sanz (5)(6)(8)	54	2008	2018
Mr. Juan Ignacio Cirac Sasturain (6)	51	2016	2020
Mr. José Javier Echenique Landiríbar (1)(4)	65	2016	2020
Mr. Peter Erskine (1)(6)(7)	65	2006	2020
Ms. Sabina Fluxà Thienemann (7)	36	2016	2020
Mr. Luiz Fernando Furlán	70	2008	2018
Mr. Gonzalo Hinojosa Fernández de Angulo (1)(4)(5)(6)(7)(8)	71	2002	2017
Mr. Pablo Isla Álvarez de Tejera (7)	53	2002	2017
Mr. Peter Löscher (6)	59	2016	2020
Mr. Antonio Massanell Lavilla (2)(4)(5)(6)(8)	62	1995	2020
Mr. Ignacio Moreno Martínez (3)(4)(5)(8)	59	2011	2017
Mr. Francisco Javier de Paz Mancho (1)(4)(5)(7)	58	2007	2018
Mr. Wang Xiaochu (9)	58	2015	2020

(1)	Member of the Executive Commission of the Board of Directors.

(2)	Nominated by Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona (“la Caixa”).

(3)	Nominated by Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”).

(4)	Member of the Audit and Control Committee.

(5)	Member of the Regulation and Institutional Affairs Committee.

(6)	Member of the Strategy and Innovation Committee.

(7)	Member of the Nominating, Compensation and Corporate Governance Committee.

(8)	Member of the Service Quality and Customer Service Committee.

(9)	Nominated by China Unicom (Hong Kong) Limited.

Board Committees

At February 23, 2017, the committees of our Board of Directors and members thereof are as follows:

Executive Commission

Our Board of Directors has expressly delegated all of its authority and power to the Executive Commission except as prohibited by the Spanish Corporation Act, under our Articles of Association, or under our Board Regulations. This commission is made up of fewer directors and meets more frequently than our Board of Directors. The members of the Executive Commission are Mr. José María Álvarez-Pallete López (Chairman), Mr. Isidro Fainé Casas, Mr. José María Abril Pérez, Mr. José Javier Echenique Landiríbar, Mr. Peter Erskine, Mr. Gonzalo Hinojosa Fernández de Angulo, Mr. Francisco Javier de Paz Mancho and Mr. Ramiro Sánchez de Lerín García-Ovies, as secretary.

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

The Audit and Control Committee meets at least once per quarter and as many times as considered necessary. During 2016, the Audit and Control Committee met thirteen times and, as of the date of this Annual Report, had met two times in 2017. The members of the Audit and Control Committee are Mr. José Javier Echenique Landiríbar (chairman), Mr. Gonzalo Hinojosa Fernández de Angulo, Mr. Antonio Massanell Lavilla, Mr. Ignacio Moreno Martínez and Mr. Francisco Javier de Paz Mancho. Our Board of Directors has determined that Mr. José Javier Echenique Landiríbar, Mr. Antonio Massanell Lavilla and Mr. Ignacio Moreno Martínez meet the requirements of an “audit committee financial expert” as such term is defined by the SEC.

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

The members of the Nominating, Compensation and Corporate Governance Committee are Mr. Francisco Javier de Paz Mancho (chairman), Mr. Peter Erskine, Ms. Sabina Fluxà Thienemann, Mr. Gonzalo Hinojosa Fernández de Angulo and Mr. Pablo Isla Álvarez de Tejera. During 2016, the Nominating, Compensation and Corporate Governance Committee met eleven times, and as of the date of this Annual Report, it had met two times in 2017.

Regulation and Institutional Affairs Committee

The Regulation and Institutional Affairs Committee was created in 2016 by merging the Regulation Committee and the Institutional Affairs Committee. The main objective of the Regulation and Institutional Affairs Committee is to monitor the main regulatory matters which affect us. Additionally, the Regulation and Institutional Affairs Committee acts as a communication and information channel between our management team and our Board of Directors concerning regulatory matters. Another responsibility is to review, report and propose to the Board of Directors the principles that are to govern the Group’s Sponsorship and Patronage Policy, to monitor such policy, and to individually approve sponsorships or patronages the amount or importance of which exceed the limit set by the Board and which require its approval. The Committee is also responsible for promoting the development of the Telefónica Group’s Corporate Reputation and Responsibility project and its institutional affairs.

The members of the Regulation and Institutional Affairs Committee are Mr. Julio Linares López (chairman), Ms. Eva Castillo Sanz, Mr. Gonzalo Hinojosa Fernández de Angulo, Mr. Antonio Massanell Lavilla, Mr. Ignacio Moreno Martínez and Mr. Francisco Javier de Paz Mancho. During 2016, the Regulation Committee met once while the Institutional Affairs Committee met four times. Additionally, since the Regulation and Institutional Affairs Committee has been in place, there were seven meetings during 2016 and as of the date of this Annual Report the Committee has met two times in 2017.

Service Quality and Customer Service Committee

The Service Quality and Customer Service Committee is responsible for monitoring and reviewing the standards of quality of the main services we provide. The Service Quality and Customer Service Committee evaluates the level of quality of the services we provide to our customers. The members of the Service Quality and Customer Service Committee are Mr. Antonio Massanell Lavilla (chairman), Ms. Eva Castillo Sanz, Mr. Gonzalo Hinojosa Fernández de Angulo, Mr. Julio Linares López and Mr. Ignacio Moreno Martínez. During 2016 the Service Quality and Customer Service Committee met four times and as of the date of this Annual Report has met once in 2017.

Strategy and Innovation Committee

In 2016, the Strategy Committee and the Innovation Committee merged into a new Committee, the so-called Strategy and Innovation Committee. Without prejudice to any other tasks that the Board of Directors may assign thereto, the primary duty of this new Committee is to support the Board of Directors in the analysis and implementation of the global strategy policy of the Telefónica Group. The Strategy and Innovation Committee is also responsible for advising and assisting in all matters regarding innovation. Its main object is to examine, analyze and periodically monitor the Group’s innovation projects, provide guidance and help ensure the implementation and development of innovation initiatives across the Group. The members of the Strategy and Innovation Committee are Mr. Peter Erskine (chairman), Mr. José María Abril Pérez, Ms. Eva Castillo Sanz, Mr. Juan Ignacio Cirac Sasturain, Mr. Gonzalo Hinojosa Fernández de Angulo, Mr. Peter Löscher and Mr. Antonio Massanell Lavilla. The Strategy Committee met four times during 2016 and the Innovation Committee met three times. Since the Strategy and Innovation Committee was created in 2016, it met seven times, and as of the date of this Annual Report, it met two times in 2017.

Biographies of Directors

Mr. José María Álvarez-Pallete López serves as our Executive Chairman and Chairman of our Board of Directors. He is currently a trustee of the Telefónica Foundation and he has served, from September 11, 2011, to September 2012, as Chairman of Telefónica Europe. He began his career at Arthur Young Auditors in 1987. In 1988, he joined Benito & Monjardín/Kidder, Peabody & Co., where he held various positions in the research and corporate finance departments. In 1991, he held the “Associate” training course in New York and participated in investment projects of the GE Group in Spain. In 1995, he joined Compañía Valenciana de Cementos Portland, S.A. (Cemex) as head of the Investor Relations and Analysis department. In 1996 he was promoted to Chief Financial Officer of Cemex Group in Spain, and in 1998, to Chief Administration and Financial Officer of Cemex in Indonesia, headquartered in Jakarta, and he was appointed member of the Board of Cemex Asia, Ltd. In February 1999 he joined the Telefónica Group as General Manager of Finance for Telefónica International, S.A. In September of the same year he was promoted to Chief Financial Officer of Telefónica. In July 2002, he was appointed Chairman and Chief Executive Officer of Telefónica Internacional, S.A.; in July 2006 General Manager of Telefónica Latin America, and in March 2009, Chairman of Telefónica Latin America. He has been the Chairman of Telefónica Europa since September 2011 and a member of Telefónica’s, S.A. Board of Directors since July 2006. Since September 2012 and until April 2016, Mr. Álvarez- Pallete served as Chief Operating Officer. He has also been Chairman of the Board of Directors of Telefónica Internacional S.A.U. and of the Supervisory Board of Brasilcel, N.V and Cesky Telecom and Vice-Chairman of the Board of Directors of Telesp, S.A. and Telefónica Móviles México, S.A. He was member of the Board of Directors of the following companies: Telecomunicaçoes de Sao Paulo; Telefónica Datacorp, S.A.; Telefónica del Perú, S.A.A.; Colombia Telecomunicaciones, ESP; Telefónica Móviles México; Telefónica Larga Distancia de Puerto Rico, S.A.; Admira Media; Inmobiliaria Telefónica; TPI; Telefónica Móviles; Telefónica Holding Argentina; Telefónica de España; Telefónica O2 Europe; Portugal Telecom and China Netcom. He was Alternate Director of the following companies: Telefónica Chile, S.A.; Telefónica Móviles Colombia, S.A.; Telefónica de Argentina, S.A.; and Telefónica Móviles Chile. He has also been Chairman of Antares, Fonditel, Telfisa and Telefónica North América, and Vice-Chairman of Telefónica del Perú. He has been awarded as ‘CFO Europe Best Practices’ at Mergers & Acquisitions in 2000, and in 2003 as Member of Merit of the Carlos III Foundation of the Iberian-American Forum. On July 2007, Mr. Álvarez-Pallete was appointed as "Gold Master in Executive Leadership" and on 2011 he received the Personality of the year in Economics Award granted by “El Economista”. On December 2013 he received the Excellence 2013 Award and Fast Company magazine named him one of the 100 most creative Personalities in Business during 2014. Mr. Álvarez-Pallete holds a degree in Economics from the Complutense University in Madrid. He also studied Economics at the Université Libre i Belgique and holds an International Management Program from the Pan-American Institute of Executive Business Administration (IPADE) and a Diplome of Advanced Studies (DEA) from the Department of Financial Economics and Accounting of the Complutense University of Madrid.

Mr. Isidro Fainé Casas serves as Vice-Chairman of our Board of Directors. For over 40 years, Mr. Fainé has worked in several financial institutions, including amongst others: Banco Atlántico, S.A., (1964), Banco de Asunción (Paraguay) (1969), Banca Riva y García, S.A. (1973), Banca Jover, S.A. (1974), and Banco Unión, S.A. (1978). In 1982, he joined ”la Caixa” as Deputy Executive General Manager, subsequently taking on various positions of responsibility. In April 1991, he was appointed Deputy Executive Managing Director and in 1999 rose to General Manager of the bank, before becoming Chairman from June 2007 to June 2014. Mr. Fainé is currently Chairman of the Board of trustees of the Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona “la Caixa”, of Criteria Caixa, S.A.U., and of the Spanish Confederation of Savings Banks (CECA). He is also Chairman of the European Savings Banks Group (ESGB) and Chairman of Gas Natural, SDG, S.A. Additionally, he is Deputy Chairman of the World Savings Banks Institute (WSBI). Furthermore, he is a member of the Boards of Directors of Banco Portugués de Investimento, S.A. (BPI), of the Bank of East Asia and of Suez Environnement Company. He is currently the Chairman of the Spanish Confederation of Executives (CEDE), the Spanish Chapter of the Club of Rome and the Círculo Financiero. Mr. Fainé holds a Doctorate degree in Economics, a Diploma in Senior Management from IESE Business School and an ISMP certificate in Business Administration from Harvard University. He is a member of the Royal Academy of Economics and Finance and of the Royal Academy of Doctorate Holders.

Mr. José María Abril Pérez serves as Vice-Chairman of our Board of Directors. From 1975 to 1982 he served as Financial Manager of Sociedad Anónima de Alimentación (SAAL). Since then, and until he joined the Banco Bilbao Vizcaya Argentaria Group (BBVA), he was Financial Manager of Sancel-Scott Ibérica, S.A. In 1985 he joined Banco Bilbao, S.A. as Managing Director of Investment Corporate Banking. From January to April 1993, he was appointed Executive Coordinator of Banco Español de Crédito, S.A. In 1998, he became General Manager of the Industrial Group of BBV. In 1999, he was appointed member of the Executive Committee of the BBV Group. He has also been a member of the Board of Directors of Repsol, S.A., Iberia, S.A., Corporación IBV, and Vice-Chairman of Bolsas y Mercados Españoles, S.A. In 2002 he became Managing Director of the Wholesale and Investment Banking Division and a member of the Executive Committee of Banco Bilbao Vizcaya Argentaria, S.A., and he is now in retirement. He holds a degree in Economics from the University of Deusto (Bilbao, Spain) and he was professor of such University for nine years.

Mr. Julio Linares López serves as Vice-Chairman of our Board of Directors since September 2012 and was our Chief Operating Officer from December 2007 to September 2012. He is also trustee of the Telefónica Foundation. In May 1970, he joined our Research and Development Center, where he held several positions until he was appointed head of our Technology Department in 1984. In April 1990, he was appointed General Manager of Telefónica Research and Development, S.A. In December 1994, he became Deputy General Manager of the Marketing and Services Development department in the commercial area and subsequently, Deputy General Manager for Corporate Marketing. In July 1997, he was appointed Chief Executive Officer of Telefónica Multimedia, S.A. and Chairman of Telefónica Cable and Producciones Multitemáticas, S.A. in the Telefónica multimedia business. In May 1998, he was appointed General Manager of Strategy and Technology in Telefónica, S.A. In January 2000, he was appointed Executive Chairman of Telefónica de España, S.A., being also president of certain Telefónica subsidiaries such as TELYCO or Cable, positions which he held until December 2005 when he was appointed our Managing Director for Coordination, Business Development and Synergies in Telefónica, S.A., a member of its Board of Directors and Secretary of the Executive Comittee. In June 2005, Mr. Linares was appointed Chairman of the Supervisory Board of Cesky Telecom. Mr. Linares was a Director of Telecom Italia until December 13, 2013. From December 2007 to September 2012, he was CEO of Telefónica, S.A. He is currently member of the GSM Association Board. He is a trustee of the Mobile World Capital Barcelona Foundation and of the CEDE (Confederación Española de Directivos y Ejecutivos) Foundation. He is also a member of the Association Management Board for Managerial Progress, member of the Executive Committee and the Board and Chairman of the Digital Society Committee of the CEOE (Confederación Española de Organizaciones Empresariales). Furthermore, he is a member of COIT (Official College of Telecommunications Engineering), AEIT (Spanish Association of Telecommunications Engineers) and member of the Advisory council of the Higher Technical School of Engineers Telecommunications. Mr. Linares holds a degree in Telecommunications Engineering from the Polytechnic University of Madrid (Universidad Politécnica de Madrid).

Mr. César Alierta Izuel serves as a Director of our Board of Directors and the Chairman of Telefónica Foundation. Mr. Alierta began his career in 1970 as general manager of the capital markets division at Banco Urquijo, S.A. in Madrid, where he worked until 1985. Subsequently, he founded and served as Chairman of Beta Capital Sociedad de Valores, S.A. which he combined as from 1991 with his post as Chairman of the Spanish Financial Analysts’ Association (Instituto Español de Analistas Financieros). Between 1996 and 2000, he was Director and Chairman of Tabacalera, S.A. At that time Tabacalera, S.A. changed its name into Altadis, S.A. (following its merger with the French Group, Seita-Société Nationale D’Éxplotation Industrielle des Tabacs et Allumettes) and he became Director and Chairman of Altadis, S.A. He has also been a member of the Board of Directors of the Madrid Stock Exchange (Bolsa de Madrid), Plus Ultra Compañía de Seguros y Reaseguros, S.A., Telefónica Internacional and Iberia, S.A. In January 1997, Mr. Alierta was appointed as a Director of Telefónica and on July 26, 2000, he was appointed as our Executive Chairman, serving until April 2016. Mr. Alierta is Director of China Unicom (Hong Kong) Limited since October 15, 2008, and of International Consolidated Airlines Group (IAG) since September 2010. He is also a trustee of Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona (“la Caixa”). Mr. Alierta has been a Director of Telecom Italia from November 8, 2007, to December 13, 2013. Mr. Alierta holds a Law degree from the University of Zaragoza and an MBA from Columbia University (New York) and is currently a member of the Columbia Business School Board of Overseers, and Chairman of the Social Board of the UNED (National Long Distance Spanish University).

Ms. Eva Castillo Sanz serves as a Director of our Board of Directors. Ms. Castillo began her career at the Spanish broker Beta Capital Sociedad de Valores, S.A., where she worked for five years. After that, she worked for another five years for Goldman Sachs International in London in the International Equity Markets Department. In 1997, Ms. Castillo joined Merrill Lynch as head of Equity Markets for Spain and Portugal. In 1999, she was promoted to Country Manager for Spain and Portugal and in 2000 she became Chief Executive Officer of Merrill Lynch Capital Markets Spain. After that, Ms. Castillo was appointed Chief Operating Officer for EMEA Equity Markets. In October 2003, she was appointed head of Global Markets & Investment Banking in Spain and Portugal, as well as president of Merrill Lynch Spain. Until December 2009, she headed Global Wealth Management business operations in Europe, the Middle East and Africa, including Merrill Lynch Bank (Suisse) and the International Trust and Wealth Structuring business. She was a member of the Merrill Lynch EMEA Executive Committee, the Global Wealth Management Executive and Operating Committees. Ms. Castillo was Chairwoman of Telefónica Europe and a member of Telefónica’s Executive Committee from September 2012 to February 2014. From February 2011 to February 2013, Ms. Castillo was member of the Board of Directors of Old Mutual, Plc. and since May 2010 until January 2014 she was Chairperson of the Board of Telefónica Czech Republic, a.s. Currently, Ms. Castillo is the Chairperson of the Supervisory Board of Telefónica Deutschland Holding AG, member of the Board of Directors of Bankia, S.A., of Visa Europe and of the Telefónica Foundation. She is also a member of the Board of the Comillas-ICAI Foundation and member of the Board of Entreculturas Foundation. Ms. Castillo holds degrees in Business and Law (ICADE – E3) from the Universidad Pontificia de Comillas of Madrid.

Mr. Juan Ignacio Cirac Sasturain serves as a Director of our Board of Directors. Mr. Cirac began his career as full professor at the Applied Physics Department of Castilla La Mancha University, after which he became a research associate at the Joint Institute for Laboratory Astrophysics of University of Colorado (1993-1994). In 1996, he was tutoring at Institut für Theoretische Physik of eopold Franzens Univesität Innsbruck, until 2001, since when Mr. Cirac became Director of the Theory Division of Max-Planck Institut für Quantenoptik and member of the Max Planck society. Since 2002, he held the title of Honorarporfessor at Technical University of Munich and during 2014 and 2015 Mr. Cirac was the Managing Director if the Technical University of Munich. Since 2016, Mr. Cirac is a speaker of the International Max-Planck Research School Quantum Science and Technology. Among other activities since 2015 he is a member of the Advisory Board of the Institute for the Interdisciplinary Information Sciences at Tsinghua University, and a member of the Advisory Board of the Russian Quantum Center since 2012. Mr. Cirac is also a member of the Advisory Board of Annalen der Physik, as well as of the Review Panel, QSIT of Swiss National Science Foundation. He has received several awards, such as the Hamburg Prize for Theoretical Physics, the Medal of Honor of Fundación García Cabrerizo or the Wolf Prize in Physics. He holds degree in Theoretical Physics from Universidad Complutense de Madrid as well as a Ph.D. in Physics from such University. He is specialized in Theoretical Quantum Optics, Quantum Information, Atomic Physics, and Quantum Many- Body Physics.

Mr. José Javier Echenique Landiríbar serves as a Director of our Board of Directors. Mr. Echenique has been a Board Member and General Director of Allianz-Ercos as well as a General Director of BBVA Group, where he was responsible for wholesale business like Global Investment Banking or Global Corporate Banking among others. He has also been Member of the Board of Directors of Telefónica Móviles, S.A. and Telefónica Móviles México. Mr. Echenique was President of Banco Guipuzcoano as well as Board of Sevillana de Electricidad, S.A., Acesa and Hidroeléctrica del Cantábrico, Corporation IBV and Metrovacesa. Furthermore, he used to be Member of the Board of Corporación Patricio Echeverría, Grupo BBVA Seguros, Grupo Edhardt, Uralita, Grupo Porres (Mexico) and Abertis Infraestructuras, S.A. Mr. Echenique is currently Vice-President of the Board of Directos of Banco Sabadell, S.A. He is also Board Member of Repsol, S.A., ACS Actividades de Construcción y Servicios, S.A., ACS Servicios, Comunicaciones y Energía, S.L. and Grupo Empresarial ENCE, S.A. He holds degrees in Economics and Actuarial Sciences from Basque Country University (UPV), where he was a professor of Social Security’s Quantitative Techniques of the Economic Sciences School of Bilbao for several years.

Mr. Peter Erskine serves as a Director of our Board of Directors. He began his career in the field of marketing in Polycell and in Colgate Palmolive. He worked for several years at the Mars Group, serving as Vice-Chairman for Europe of Mars Electronics. In 1990 he was appointed Vice-Chairman of Marketing and Sales of Unitel. From 1993 to 1998, he held a number of senior positions, including Director of British Telecom (BT) Mobile and President and Chief Executive Officer of Concert. In 1998 he became Managing Director of BT Cellnet. Subsequently, in 2001 he became Chief Executive Officer and a Director of the Board of Directors of Telefónica Europe, Plc. In 2006 he became Executive Chairman of Telefónica Europe, Plc (until December 31, 2007, after which he became a Non-Executive Director) and from July 2006 until December 2007 he served as General Manager of the business unit Telefónica Europe. In January 2009 he joined the Board of Ladbrokes Plc. as a Non-Executive Director until December 2015, becoming Chairman in May 2009. He stood down from the Board in December 2015, having taken a lead role in the merger of Ladbrokes PLC with Gala Coral Group. Currently, he is Chairman of the Henley Business School Strategy Board, member of the Council of Reading University and also serves as a member of the University’s Strategy and Finance Committee. Since May 2016, he serves as member of the Supervisory Board of Telefónica Deutschland Holding AG. In 1973, he received a degree in Psychology from Liverpool University and he holds an Honorary Doctorate from University of Reading.

Ms. Sabina Fluxà Thienemann serves as a Director of our Board of Directors. Ms. Fluxà has also completed a High Business Management Program at IESE. In January 2005, she joined Iberostar Group, where she is currently the Co-Vice Executive President and CEO. She is also Regional Advisory Board Member of BBVA and Member of the Board of Directors of APD Illes Baleares, as well as the Sponsor of Iberostar Foundation and Eneavor Foundation. She has received from ESADE a degree in Business Management and Administration and an MBA.

Mr. Luiz Fernando Furlán serves as a Director of our Board of Directors. He is currently a member of the Board of Directors of Telefônica Brasil, S.A., BRF-Brasil Foods, S.A. (Brazil) and AGCO Corporation (USA). Throughout his career he has been a member of the Board of Directors of several companies in Brazil and abroad such as Chairman of Sadia, S.A., Co-Chairman of BRF-Brasil Foods, S.A., member of the Advisory/ Consultive Board of Panasonic (Japan) and Wal-Mart (USA) and a member of the Advisory/Consultive Board of Abertis Infraestructuras, S.A. (Spain). From 2003 to 2007 he was Minister of Development, Industry and Foreign Trade of Brazil. He holds a degree in Chemical Engineering from the Industrial Engineering Faculty of São Paulo and in Business Administration from University of Santana (São Paulo), with specialization in financial administration from Fundação Getúlio Vargas (São Paulo).

Mr. Gonzalo Hinojosa Fernández de Angulo serves as a Director of our Board of Directors and of Telefónica del Perú, S.A.A. He began his career in 1966 in Cortefiel, S.A. and served in several management positions since then. From 1976 to 1985 Mr. Hinojosa was General Manager of Cortefiel, S.A. and from 1985 until 2005 he served as Chief Executive Officer of Cortefiel Group, a post which he combined with his appointment as Chairman from 1998 until 2006. From 1991 through 2002, he served as a Director of Banco Central Hispano Americano, S.A. and as a Director of Portland Valderribas, S.A. He has also served as a Director of Altadis, S.A. (1998-2007). He received on 1986 Manager of the Year by Revista Mercado and the Best Manager award by the Marketing School on 1988. He was also awarded as Best Manager of Madrid in 1991 and the GQ 2005 Prize to the best professional career. Mr. Hinojosa has a degree in Industrial Engineering from the Industrial Engineers Technical School of the Polytechnic University of Madrid (Escuela Técnica Superior de Ingenieros Industriales de la Universidad Politécnica de Madrid).

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

Mr. Peter Löscher serves as a Director of our Board of Directors. Mr. Löscher was the President of Global Human Health and a Member of the Executive Board of Merck & Co., CEO of GE Healthcare Bio – Sciences and Member of GE’s Corporate Executive Council. He was also COO and member of the Board of Amersham Plc. Senior leadership position in Aventis and Hoeschst. From 2014 to 2016, he was the CEO of Renova Management AG. Currently, Mr. Löscher is Chairman of the Supervisory Board of OMV Aktiengesellschaft, and of Sulzer AG, and Member of the Supervisory Board of Deutsche Bank AG. He is also Honorary Professor at Tongi University Shangai and he holds the Grand Decoration of Honor in Gold of the Republic of Austria, the Order of Friendship of the Russian Federation and is Knight Commander of the Order of Civil Merit of Spain. Mr. Löscher studied Economics at Vienna University of Economics, where he also got his MBA, and Business at the Chinese University of Hong Kong. He completed the Advanced Management Program (AMP) at Harvard Business School and an Honorary Doctorate of Engineering from Michigan State University and is Doctor Honoris Causa of Slovak University of Engineering in Bratislava.

Mr. Antonio Massanell Lavilla serves as a Director of our Board of Directors. In 1971 he joined the Caja de Ahorros y Pensiones de Barcelona (“La Caixa”), where he held several posts and in 1990, he was appointed Assistant Manager and Secretary of the Steering Committee, and from 1999 to June 2011 he served as Executive General Assistant Manager. From 1990 to 1992 he served as member of the board of Directors of Sociedad Española de Medios de Pago, S.A. and as Chairman of the Steering Committee of Sistema 6000 de la Confederación Española de Cajas de Ahorros. He was appointed Director of Visa Spain (1995-1998), Director of Autema (1991-2003), Director of Inmobiliaria Colonial (1992-2003), Director of Baqueira Beret (1998-2006), Director of Occidental Hotels Management, B.V. (2003-2007), Chairman of Port Aventura Entertainment, S.A. (2009-2012) and Vice Chairman of Mediterránea Beach & Golf Community, S.A. (2009-2016). He also served as Chairman of Barcelona Digital Centre Tecnológic (former Fundación Barcelona Digital) and as member of the Board of Directors of Boursorama, S.A. Mr. Massanell has been Deputy Chairman of Caixa Bank since June 2014. He is currently member of the Board of Directors of SAREB (Sociedad de Gestión de Activos Inmobiliarios procedentes de la Reestructuración Bancaria), member of the Supervisory board of ERSTE Group Bank AG, as well as Director of Repsol, S.A. He is also Non-Executive Chairman of Cecabank. He is Vice-Chairman of the Board of Trustees of COTEC, Chairman of the Barcelona Centre Financer Europeu association, member of the Plenary Body of the Chamber of Commerce of Barcelona and member of Euro Retail Payments Board (ERPB). Mr. Antonio Massanell Lavilla holds a degree in Economics from the University of Barcelona.

Mr. Ignacio Moreno Martínez serves as a Director on our Board of Directors. Previous posts include head of Corporate Banking and Private Equity at Banco de Vizcaya, Banco Santander de Negocios, and Mercapital. He also served as Deputy General Manager of Corporate and Institutional Banking at Corporación Bancaria de España, S.A. – Argentaria, Chief Executive Officer of Desarrollo Urbanístico Chamartín, S.A., and Chairman of Argentaria Bolsa, Sociedad de Valores. In addition, he also served as General Manager of the Chairman’s Office at Banco Bilbao Vizcaya Argentaria, S.A., Chairman Executive Officer of Vista Capital Expansión, S.A., SGECR – Private Equity and Chairman Executive Officer of N+1 Private Equity. Mr. Moreno is currently Chairman of Testa Residencial, Socimi, S.A., of Metrovacesa Suelo y Promoción, S.A., Metrovacesa Promoción y Arrendamiento, S.A., and representative of Sociedad Cardomana Servicios y Gestiones, S.L. in the Board of Directors of Secuoya Grupo de Comunicación, S.A. Mr. Moreno is also Senior Advisor of BC Partners Ltd. Mr. Moreno holds a degree in Economics and Business Studies from the University of Bilbao, and a Master’s degree in Marketing and Sales Management from the Instituto de Empresa and an MBA from INSEAD.

Mr. Francisco Javier De Paz Mancho serves as a Director of our Board of Directors. From 1984 to 1993 he was the General Secretary of Juventudes Socialistas and the member of the PSOE Executive. From 1990 to 1993, he was general secretary of the Spanish Consumers Association (Unión de Consumidores de España, UCE). From 1993 to 1996, he served as General Manager of Internal Trade of the Spanish Ministry of Tourism and Commerce and Director of Tabacalera, S.A. From 1994 to 1996, he was Chairman of the Observatory of Trading of the Spanish Ministry of Tourism and Commerce (Observatorio de la Distribución Comercial del Ministerio de Comercio y Turismo); from 1996 to 2004, he was Corporate Strategy Manager of the Panrico Donuts Group and Deputy Chairman. From 1998 to 2004, he served as Director of Mutua de Accidentes de Zaragoza (MAZ). From 2004 to 2006, he was Director of Tunel de Cadí, S.A.C. and from 2003 to 2004, he served as Chairman of the Patronal Pan y Bollería Marca (COE). From 2004 to 2007, he was Chairman of the National Company MERCASA. He has also been a member of the Board of Directors of Altadis, S.A., and of the Economic and Social Board and its Permanent Commission. From July 2006 to November 2014, he has been a member of the Executive Committee of the Chambers Board (Consejo Superior de Cámaras) and from 2008 to 2012 he has been the Chairman of Atento Inversiones y Teleservicios, S.A.U. Currently, he is Director of Telefónica de Argentina, S.A. Telefônica Brasil, S.A. and Telefónica Móviles México, S.A. de C.V. He is also Chairman of Telefónica Ingeniería de Seguridad, S.A.U. Mr. de Paz has a diploma in Publicity and Information and undertook studies in Law. He completed a Programa de Alta Dirección de Empresas from the IESE Business School (Instituto de Estudios Superiores de la Empresa, University of Navarra).

Mr. Wang Xiaochu serves as a Director of our Board of Directors. Prior to joining Telefónica, Mr. Wang served as Deputy Director General and Director General of the Hangzhou Telecommunications Bureau in Zhejiang province; Director General of the Tianjin Posts and Telecommunications Administration; Chairman and Chief Executive Officer of China Mobile (Hong Kong) Limited; Vice President of China Mobile Communications Corporation; an Executive Director, Chairman and Chief Executive Officer of China Telecom Corporation Limited; President and Chairman of China Telecommunications Corporation; and Chairman and Non-executive Director of China Communications Services Corporation Limited. Furthermore, Mr. Wang serves as the Chairman of China United Network Communications Group Company Limited, and as an Executive Director, Chairman and Chief Executive Officer of China Unicom (Hong Kong) Limited. He is a professor level senior engineer, graduated from Beijing Institute of Posts and Telecommunications in 1989 and he received a doctorate degree in Business Administration from the Hong Kong Polytechnic University in 2005.

Executive Officers/Management Team

At February 23, 2017, our executive management team consisted of the following individuals:

Name	Position	Appointed	Age
Mr. José María Álvarez-Pallete López	Chairman of the Board of Directors and Chief Executive Officer	2016	53
Mr. Guillermo Ansaldo Lutz	Chief Global Resources Officer	2011	55
Mr. Ramiro Sánchez de Lerín Garcia-Ovies	General Legal Secretary and Secretary to the Board	2005	62
Mr. Angel Vilá Boix	Chief Strategy and Finance Officer	2011	52
Mr. Mariano de Beer	Chief Commercial Digital Officer	2017	46
Mr. Juan Francisco Gallego Arrechea	General Manager of Internal Audit	2016	50

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

Mr. Ángel Vilá Boix is Chief Strategy and Finance Officer and member of the Executive Committee at Telefónica, S.A. He currently is a Board member in listed subsidiaries Telefónica Germany and Telefónica Brazil, as well as a Trustee in the Telefónica Foundation. Mr. Vilá joined Telefónica in 1997. He held positions of Group Controller, CFO of Telefónica Internacional, Group Head of Corporate Development and Chief Financial and Corporate Development Officer. In 2015 he was appointed Chief Strategy and Finance Officer. In his tenure, Ángel Vilá has executed landmark corporate transactions such as the acquisitions of O2, Vivo, EPlus, GVT, Telco/TI or the Telefonica Germany IPO. Prior to joining Telefónica, he held positions at Citigroup, McKinsey&Co, Ferrovial and Planeta. In the financial sector, he has served in the Board of directors of Banco Bilbao Vizcaya Argentaria (BBVA) and on the Advisory Panel of Macquarie MEIF Infrastructure funds. In the TMT sector, he was Chairman of Telefónica Contenidos, Vice Chairman of Telco Spa (Italy) and Board member of Endemol, Digital+, Atento, Telefonica Czech, CTC Chile, Indra SSI and Terra Lycos. Institutional Investor nominated Ángel Vilá as the Best CFO in European Telecoms in 2015. He was also honored with the Thomson Reuters Extel Pan-European Awards as No.1 CFO in Spain both in 2013 and 2014, as well as No.1 CFO for Telecommunications in Europe in 2014. Mr. Ángel Vilá holds a MBA from Columbia Business School where he studied with a Fulbright La Caixa fellowship. He was distinguished in the Beta Gamma Sigma Honor Society and the Dean’s List. Prior to Columbia University, he graduated in Industrial Engineering from Universitat Politècnica de Catalunya in Barcelona.

Mr. Mariano de Beer is the Chief Commercial Digital Officer of Telefónica S.A. In this role, he is responsible for driving revenue growth globally, developing a holistic view for the consumer and enterprise segments, curating the commercial offer and evolving the channels to ensure the best commercial experience for Telefónica customers. He is in charge of innovation within the group. Mr. De Beer is member of the Telefónica Group Executive Committee. During the last years, he has held the position of President of Microsoft Brazil and most recently President of Microsoft Latam – New Markets, after a solid, successful career in the telecommunications industry. Mariano joined Telefónica's team in Brazil in 1998 from McKinsey & Co., where he held a variety of positions within the company, mainly in the Residential and SME segments. In 2006, he joined the Senior Management Committee of Telefónica International as Director of SME for Latin America, until 2008, when he returned to Brazil as CEO of Telefónica and subsequently Chairman of the Vivo Corporate Unit. After leaving Telefónica and before joining Microsoft, he worked in the RBS Brazilian conglomerate, where he led the Education Unit of the group as CEO, with the mission of expanding and strengthening the Education Project of RBS. Mariano graduated from UADE in Argentina, obtained an MBA from Georgetown University and he has completed Executive Programs at INSEAD, IESE and Stanford University School of Business.

Mr. Juan Francisco Gallego Arrechea is the Chief Audit Executive of the Telefónica Group since 2016. He began his career in Arthur Andersen, where he specialized in audit and financial consulting for business groups. In June 2000, he joined the Telefónica Group working as the Chairman of Consolidation and Accounting Policies and serving, from 2009, as Chief Accounting Officer. Mr. Gallego is speaker and member of work teams in several master programs, conferences and courses on the matter of audit, consolidation and accounting practices held by regulators, private institutions and universities. He obtained a degree in Economic Science at Universidad Complutense in Madrid.

B. Compensation

Please see Note 21(f) and Appendix II to our Consolidated Financial Statements for information on the compensation paid to members of our Board of Directors and Executive Officers/Senior Management Team during the year 2016.

Incentive Plans

Please see Note 19 to our Consolidated Financial Statements.

C. Board Practices

Please see “—Directors and Senior Management” above.

D. Employees

Please see “ Headcount” in Note 18 to our Consolidated Financial Statements.

In 2015 Telefónica de España, S.A.U., Telefónica Móviles España, S.A.U. and Telefónica Soluciones de Informática y Comunicaciones de España, S.A.U. signed the first Collective Agreement of Related Companies (CEV). This agreement contemplated, among other elements, a plan of measures for individual suspension of the employment relationship in 2016 and 2017. In December 2016, the CEV was extended until 2018, by virtue of the provisions of this same agreement. In 2016, the expense relating to the forecast payments to meet the commitments resulting from the extension of this program was recognized. A total of 789 million euros were recorded for the Individual Suspension Plan in 2016 (2,896 million euros in 2015) (see Note 15 to our Consolidated Financial Statements).

E. Share Ownership

At February 23, 2017, the following members of our Board of Directors beneficially owned directly or indirectly an aggregate of 8,792,360 shares, representing approximately 0.1794% of our capital stock.

Name or corporate name of director	Number of direct voting rights	Number of indirect voting rights	% of total voting rights
Mr. José María Álvarez-Pallete López	1,230,745	-	0.025
Mr. Isidro Fainé Casas	595,382	-	0.012
Mr. José María Abril Pérez	157,077	158,211	0.006
Mr. Julio Linares López	480,889	8,440	0.010
Mr. César Alierta Izuel	5,505,144	-	0.112
Ms. Eva Castillo Sanz	113,594	-	0.002
Mr. Juan Ignacio Cirac Sasturain	-	-	0.000
Mr. José Javier Echenique Landiríbar	31,850	75,712	0.002
Mr. Peter Erskine	42,733	-	0.001
Ms. Sabina Fluxà Thienemann	-	-	0.000
Mr. Luiz Fernando Furlán	38,423	-	0.001
Mr. Gonzalo Hinojosa Fernández de Angulo	51,135	206,815	0.005
Mr. Pablo Isla Álvarez de Tejera	10,294	-	0.000
Mr. Peter Löscher	-	-	0.000
Mr. Antonio Massanell Lavilla	2,743	-	0.000
Mr. Ignacio Moreno Martínez	18,311	-	0.000
Mr. Francisco Javier de Paz Mancho	64,862	-	0.001
Mr. Wang Xiaochu	-	-	0.000

At February 23, 2017, members of our executive management team (excluding members of our Board of Directors listed above) beneficially owned an aggregate of 1,172,069 of our shares, representing approximately 0.024 % of our capital stock.

None of our directors or executive officers beneficially owned shares representing one percent or more of our share capital at February 23, 2017.

None of our directors and executive officers held options in respect of shares representing one percent or more of our share capital at February 23, 2017.

Please see “Share-based payment plans” in Note 19 to our Consolidated Financial Statements.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

General

At February 23, 2017, we had 5,037,804,990 shares outstanding, each having a nominal value of 1.00 euro per share. All outstanding shares have the same rights.

At February 23, 2017, according to information provided to us or to the Spanish National Securities Commission (Comisión Nacional de Mercado de Valores or the “CNMV”), beneficial owners of 3% or more of our voting stock were as follows:

Name of Beneficial Owner	Number of Shares		Percent
	Direct	Indirect
Banco Bilbao Vizcaya Argentaria, S.A.(1)	318,861,940	-	6.32%
Fundación Bancaria Caixa d’ Estalvis i Pensions de Barcelona (“la Caixa”)(2)	-	259,651,258	5.15%
Blackrock, Inc.(3)	-	336,154,823	6.70%
(1)	Based on the information provided by Banco Bilbao Vizcaya Argentaria, S.A. as at December 31, 2016 for the 2016 Annual Report on Corporate Governance.

(2)	Based on information provided by Fundación Bancaria Caixa d’ Estalvis i Pensions de Barcelona (“la Caixa”) as at December 31, 2016 for the 2015 Annual Report on Corporate Governance. The indirect shareholding is held by Caixabank, S.A. which owns 259,461,788 shares and by Vidacaixa, S.A. de Seguros y Reaseguros which owns 189,470 shares.

(3)	According to the form on Schedule 13G filed on January 30, 2017 with the SEC. Though the reported beneficial ownership Blackrock, Inc. has sole voting power with respect to 304,764,164 shares (representing 6.04% of Telefónica’s share capital as of the date of this Annual Report) and has shared power to vote with respect to 24,700 shares (representing 0.66% of Telefónica’s share capital as of the date of this Annual Report).

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

B. Related Party Transactions

During 2014, 2015 and 2016 and through the date of this Annual Report, the Directors and senior executives did not enter into any transaction with Telefónica, S.A. or any Telefónica Group company other than those in the Group’s normal trading activity and business.

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

Please see Note 10 to our Consolidated Financial Statements for further information.

Related Party Transactions with Significant Shareholders

Two of our major shareholders are financial institutions (see “—Major Shareholders—General” above). We have entered into related party transactions with both companies within our ordinary course of business, and always on arm’s length terms. During 2016 and through the date of this Annual Report, the executed transactions were generally loans, capital markets or derivative transactions provided to us by these financial institutions and agreements for us to provide telecommunications and broadband services to such institutions.

Please see Note 10 to our Consolidated Financial Statements for further information.

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

At December 31, 2016, as recorded in our parent company accounts, we loaned a total of 5,671 million euros (9,142 million euros at December 31, 2015) to companies of the Telefónica Group while companies of the Telefónica Group and their associates loaned us a total of 49,583 million euros (48,738 million euros at December 31, 2015), of which 10,620 million euros (8,560 million euros at December 31, 2015) was loaned to us by Telefónica Europe, B.V. and 34,742 million euros (36,937 million euros at December 31, 2015) was loaned to us by Telefónica Emisiones S.A.U., our financing subsidiaries devoted to raising funds in the capital markets, 3,577 million euros (2,571 million euros at December 31, 2015) was loaned by us to Telfisa Global, B.V., our financing subsidiary charged with centralizing and managing the cash pooling of our subsidiaries in Latin America, Europe and the United States and 644 million euros (145 million euros at December 31, 2015) was loaned to us by Telefónica Participaciones, S.A.U..

With respect to the balances with associated companies, the line item “Non-current financial assets” on the consolidated statement of financial position at December 31, 2016, includes “Loans to Associates” amounting to 16 million euros (21 million euros at December 31, 2015).

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

Consolidated Financial Statements

Please see Item 18.

Legal Proceedings

Telefónica and its group companies are party to several legal proceedings which are currently in progress in the courts of law and the arbitration bodies of the various countries in which we are present.

Based on the advice of our legal counsel we believe it is reasonable to assume that these legal proceedings will not materially affect the financial condition or solvency of the Telefónica Group.

The following unresolved legal proceedings or those underway in 2016 are highlighted (see Note 17 to the Consolidated Financial Statements for details of tax-related cases):

Appeal against the decision by Agencia Nacional de Telecomunicações (“ANATEL”) regarding the inclusion of interconnection and network usage revenues in the Fundo de Universalização de Serviços de Telecomunicações

Vivo Group operators (currently Telefônica de Brasil), together with other cellular operators, appealed ANATEL’s decision of December 16, 2005, to include interconnection and network usage revenues and expenses in the calculation of the amounts payable into the Fund for Universal Access to Telecommunications Services (“FUST”) – a fund which pays for the obligations to provide Universal Service -with retroactive application from 2000. On March 13, 2006, Regional Federal Court no. 1. granted a precautionary measure which stopped the application of ANATEL’s decision. On March 6, 2007, a ruling in favor of the wireless operators was issued, stating that it was not appropriate to include the revenues received by transfer from other operators in the taxable income for the FUST’s calculation and rejecting the retroactive application of ANATEL’s decision. On January 26, 2016, ANATEL filed an appeal to overturn this decision with Brasilia Regional Federal Court no. 1.

At the same time, Telefônica Brasil and Telefónica Empresas, S.A., together with other wireline operators through ABRAFIX (Associação Brasileira de Concessionárias de Serviço Telefonico Fixo Comutado) appealed ANATEL’s decision of December 16, 2005, also obtaining the precautionary measures requested. On June 21, 2007, Federal Regional Court no. 1 ruled that it was not appropriate to include the interconnection and network usage revenues in the FUST’s taxable income and rejected the retroactive application of ANATEL’s decision. ANATEL filed an appeal to overturn this ruling on April 29, 2008, before Brasilia Federal Regional Court no. 1, which was dismissed on May 10, 2016. ANATEL filed an appeal against this dismissal.

The fixed operators filed an appeal to clarify that revenues obtained through interconnection and dedicated line operation should not be included in the calculation of the amounts payable to the FUST. In addition, the court was also requested to rule on two grounds which had not been analyzed in the initial decision: (i) that the FUST has become obsolete, among other reasons, by the advance of mobile telephony; and (ii) that amounts collected are not applied to the purpose for which the FUST was created, since only a very low percentage of the revenues collected by the FUST is used to finance fixed telephony. Although the petition for clarification was dismissed on August 23, 2016, the court noted that the FUST should not be funded with revenues from interconnection and dedicated line operation.

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

The Public Prosecutor filed an extraordinary petition for review at the High Court of Brasilia which refused to consider the petition due to the lack of legal requirements. A new appeal may be filed against such refusal.

Appeal against the Decision of the EC dated January 23, 2013 to sanction Telefónica for the infringement of Article 101 of the Treaty on the functioning of the European Union

On January 19, 2011, the EC initiated formal proceedings to investigate whether Telefónica, S.A. (Telefónica) and Portugal Telecom SGPS, S.A. (Portugal Telecom) had infringed European Union anti-trust laws with respect to a clause contained in the sale and purchase agreement of Portugal Telecom’s ownership interest in Brasilcel, N.V., a joint venture in which both were venturers and which was the owner of the Brazilian company Vivo.

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

A hearing was held on May 19, 2015, at the European Union General Court.

On June 28, 2016, the European Union General Court ruled. Although it declares the existence of an infringement of competition law, it annuls Article 2 of the contested Decision and requires the EC to reassess the amount of the fine imposed. The General Court considers that the EC has not neutralized the allegations and evidences provided by Telefónica on services in which there was not potential competition or were outside the scope of Clause Nine.

Telefónica understands that there are grounds for believing that the ruling does not suit at law; consequently, it filed an appeal to the Court of Justice of the European Union, on September 11, 2016.

On November 23, 2016, the EC filed its response against the Telefónica´s appeal. On January 30, 2017, Telefónica filed its response.

Claim of consumers association "FACUA" against Telefónica de España in connection with the increase of the price of Movistar Fusión

On September 5, 2016, notification was given to Telefónica de España of a claim filed against it by the consumers association ("FACUA").

Through such claim, the association exercises an action to protect consumers' and users' collective interests stipulated in articles 11 of the Civil Procedure Act (Ley de Enjuiciamiento Civil) and 24.1 of the Consumer and Users Protection Act (Ley General de Defensa de los Consumidores y Usuarios) on the basis of alleged disloyalty towards the consumers, arising from the raising of the prices of the product "Movistar Fusión" from May 5, 2015, by an amount of 5 euros per month.

The claim contains a declaratory statement stating that disloyalty arises from misleading advertising regarding the price rise and a prohibitory injunction, requesting that Telefónica de España be ordered not to apply such price rise and to prohibit its future application to all customers who became customers of Movistar Fusión prior to May 5, 2015. It contains, besides, a third statement, requesting Telefónica de España to be condemned to repay the excess amounts collected as a result of the rise in prices to those customers who have chosen to maintain the service contracted, together with accrued interest on such amount.

The claim was filed for an undetermined amount, given the impossibility of determining a priori the total amount of the claim. On October 28, 2016, Telefónica de España filed the response. A hearing will be held on March 7, 2017.

Decision by the High Court regarding the acquisition by Telefónica of shares in Český Telecom by way of tender offer

Venten Management Limited ("Venten") and Lexburg Enterprises Limited ("Lexburg"), were minority shareholders of CESKY TELECOM. In September 2005 both companies sold their shares to Telefónica in a mandatory tender offer. Subsequently Venten and Lexburg, in 2006 and 2009, respectively, filed actions against Telefónica claiming a higher price than the price for which they sold their shares in the mandatory tender offer.

On August 5, 2016, the hearing before the High Court in Prague took place in order to decide the appeal against the second decision of the Municipal Court, which had been favourable to Telefónica's position (as was also the case with the first decision of the Municipal Court). At the end of the hearing, the High Court announced the Second Appellate Decision by which it reversed the second decision of the Municipal Court and ordered Telefónica to pay 644 million Czech koruna (approximately 23 million euros) to Venten and 227 million Czech koruna (approximately 8 million euros) to Lexburg, in each case plus interest.

On December 28, 2016, the decision was notified to Telefónica. Telefónica has filed an extraordinary appeal, requesting the suspension of the effects of the decision.

Other contingencies

Telefónica is currently conducting internal investigations covering various countries regarding possible violations of applicable anti-corruption laws. Telefónica has been in contact with governmental authorities about these matters and intends to cooperate with those authorities as the investigations continue. It is not possible at this time to predict the scope or duration of these matters or their likely outcome.

Tax Proceedings

Inspections in the tax group in Spain

With regard to the tax inspection for the years 2001 to 2004, the Supreme Court issued a ruling in 2015, accepting the tax losses incurred by the Group in relation to the transfer of certain interests in TeleSudeste, Telefónica Móviles México and Lycos as tax deductible, rejecting the other contentions, and therefore the contingencies related to this process disappeared. This resulted in recognition of a tax expense of 49 million euros in the 2015 consolidated income statement. However, this did not require payment of any tax because the Company applied unused tax loss carryforwards to offset the effect of these adjustments, at the corresponding tax rate for each period.

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

In July 2015 tax inspections for all taxes for the years 2008 to 2011 were completed, with the Company signing off certain corporate income tax assessments and disputing others. This resulted in 2015 in an expense amounting to 206 million euros. However, this did not require any tax payment, as the adjustments arising from the inspection were offset by unused tax loss carryforwards, at the corresponding tax rate for each period.

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

At 2016 year end, it is not expected that there is any need to recognize additional liabilities for the outcome of this litigation.

Telefónica Brazil

The Telefónica Group is involved in a range of tax litigation in Brazil over direct and indirect taxes (including those relating to GVT). This includes a number of appeals relating to ICMS tax (a tax similar to VAT, levied on telecommunications services). There is a dispute with the Brazilian tax authorities over which services should be subject to settlement of this tax. In 2016 the tax authorities embarked upon a new round of inspections in this regard.

To date the most significant issues have focused on the requirement to collect ICMS on penalties charged to customers for non-compliance, Internet advertising services, and complementary or additional services to the basic telecommunications services such as value-added services, modem rental, and the application of this tax on the basic fee (assinatura básica).

All related procedures are being contested in all instances (administrative and court proceedings). The aggregate amount of the relevant proceedings, updated to take into account interest, fines and other items, is approximately 14,676 million Brazilian reais (approximately 4,272 million euros). No provisions have been set aside for these matters, as the risk of them giving rise to liabilities is not probable. Telefónica Brazil has obtained independent expert reports supporting its position, i.e. that the aforesaid services are not subject to ICMS.

In addition, in December 2016, Telefónica Brazil received a proposed adjustment from the tax authorities in relation to the tax amortization, from October to December 2011, of the goodwill generated by Telefónica Brazil's acquisition and merger of Vivo. This procedure is at its first administrative stage and no provisions have been made since the potential risk associated to this proceeding has been classified as “not probable” and Telefónica Brazil has received independent expert reports that support this view.

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

At the date of this Annual Report, the settlements carried out by SUNAT for 2000 and 2001 are in the final instance of the legal process (under review by the Supreme Court) and a ruling has not yet been released.

In connection with these proceedings in Peru, the Group and its legal advisors consider that the Group’s position continues to be based on robust legal arguments.

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

In the context of these execution processes, in June 2015 the tax authorities issued Compliance Resolutions demanding payment of 1,521 million Peruvian soles (approximately 431 million euros). An appeal was filed against this with the Tax Court, and the adoption of precautionary suspension measures duly requested from the legal authorities (as a definitive court ruling on these cases is currently pending). No ruling was made in relation to these appeals in 2016.

Given the sentences and rulings handed down in June and August 2015, the Group decided to recognize a provision in the 2015 consolidated financial statements of 431 million euros (see Note 15 to the Consolidated Financial Statements).

Tax deductibility of financial goodwill

Spain added a new article 12.5 to its Corporate Income Tax Law, which came into force on January 1, 2002. The article regulated the deductibility of tax amortization of financial goodwill arising from the acquisition of non-Spanish companies, which could be amortized over 20 years at 5% per annum. Following the entry into force of the Laws 9/2011 of August 19, 2011 and 16/2013 of October 29, 2013, the amount of goodwill amortization deductible for tax purposes under article 12.5 for the years 2011 to 2015 was reduced from 5% to 1%. The effect is temporary because the 4% not amortized during five years (20% in total) will be recovered extending the deduction period from the initial 20 years to 25 years.

The Telefónica Group, under this regulation, has been amortizing for tax purposes the financial goodwill from its investments, both direct and indirect, in O2, BellSouth and Coltel (prior to December 21, 2007) and Vivo (acquired in 2010). The positive accumulated effect in the corresponding settlements of corporate income tax from 2004 to the closing of December 31, 2016, was 1,053 million euros.

In relation to this tax incentive, the European Commission (“EC”) has in recent years commenced three proceedings against the Spanish State as it deems that this tax benefit could constitute an example of state aid. Although the EC itself acknowledged the validity of its first two decisions for those investors that invested in European companies (for operations carried out before December 21, 2007 in the first decision, and before May 21, 2011 for investments in other countries in the second decision), in its third decision from October 15, 2014 it calls into question the applicability of the principle of legitimate expectations in the application of the incentive for indirect acquisitions, whatever the date of acquisition may have been.

As of the date of this Annual Report the three decisions continue subject to a final ruling. The first two decisions were annulled by two judgments of the General Court of the European Union, which were appealed by the EC before the Court of Justice of the European Union and sent again to the General Court by the Judgment dated December 21, 2016, to reassess the tax incentive. The third decision is still pending a judgment at first instance. Furthermore, there are doubts in the Spanish courts regarding the classification of the incentive as a deduction and if this deduction would remain in the case of a subsequent transfer of the relevant stake.

The Group has continued provisioning the amount of the goodwill amortized for tax purposes, corresponding mainly to the purchase of Vivo, for a total of 147 million euros at December 31, 2016 (79 million euros at December 31, 2015). The amount relating to the companies of the O2 Group was reversed after the EC’s decision to prohibit the sale of Telefónica United Kingdom (see Note 23 to the Consolidated Financial Statements).

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

In the other countries in which the Telefónica Group has a significant presence, the years open for inspection by the relevant authorities are generally as follows:

•	The last twelve years in Germany.

•	The last ten years in El Salvador.

•	The last eight years in United Kingdom.

•	The last six years in Argentina and Colombia.

•	The last five years in Brazil, Mexico, Uruguay and the Netherlands.

•	The last four years in Venezuela, Peru, Guatemala, Nicaragua and Costa Rica.

•	The last three years in Chile, Ecuador, the United States and Panama.

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

Year ended December 31,	Dividends per share (euro)
2016 (1)	0.55
2015 (2)	0.75
2014 (3)	0.75
2013 (4)	0.75
2012 (5)	—
(1)	Company’s shareholder remuneration in 2016 consists of paying a dividend of 0.55 euros per share. A scrip dividend of up to 0.35 euros was paid in November 2016, consisting of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, and a subsequent capital increase by means of the issue of new shares to fulfill said allotments. The second tranche of the dividend of 0.20 euros per share will be paid in cash in the second quarter of 2017.

(2)	A scrip dividend of up to 0.35 euros was paid in November 2015, consisting of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, and a subsequent capital increase by means of the issue of new shares to fulfill said allotments. A cash dividend of 0.40 euros per share charged to unrestricted reserves was paid in cash on May 19, 2016.

(3)	A scrip dividend of up to 0.35 euros was paid in November 2014, consisting of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, and a subsequent capital increase by means of the issue of new shares to fulfill said allotments. A cash dividend of 0.40 euros per share from 2015 net income was paid on May 12, 2015.

(4)	A cash dividend of 0.35 euros per share was paid on November 6, 2013, charged against unrestricted reserves. A cash dividend of 0.40 euros per share from 2014 net income was paid on May 7, 2014.

(5)	As of July 25, 2012, the Board of Directors cancelled the dividend and share buyback program corresponding to 2012 (including November 2012 and May 2013 cash and scrip payments, respectively).

As of October 27, 2016, Telefónica announced that its Board of Directors had decided to modify the dividend policy for the years 2016 and 2017. Regarding 2017, a dividend in the amount of 0.40 euros per share will be paid: 0.20 euros payable in the fourth quarter of 2017 and 0.20 euros payable in the second quarter of 2018. Both tranches will be paid in cash. The adoption of the corresponding corporate resolutions will be proposed in due course.

Payments of any future dividends will be dependent on the Group’s earnings, cash generation, solvency, liquidity, flexibility to make strategic investments, and shareholders’ and investors’ expectations at the time, all of which may be influenced by a variety of factors. See “Cautionary Statement Regarding Forward-Looking Statements.”

Treasury shares and share buyback program

We have performed, and may consider performing, transactions with treasury shares and financial instruments or contracts that confer the right to acquire treasury shares or assets whose underlying is Company shares.

Treasury share transactions will always be for legitimate purposes, including:

•	undertaking treasury share acquisitions approved by the Board of Directors or pursuant to General Shareholders’ Meeting resolutions;

•	honoring previous legitimate commitments assumed;

•	covering requirements for shares to allocate to employees and management under stock option plans; and

•	other purposes in accordance with prevailing legislation. In the past, treasury shares purchased on the stock market were exchanged for other shares or securities (as in the case of preferred capital securities), swapped for stakes in other companies (e.g. China Unicom, Telco, S.p.A., or Telefônica Brasil in 2015) or acquired to reduce the number of shares in circulation (by redeeming the shares acquired), thereby improving earnings per share.

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

The table below sets forth, for the periods indicated, the reported high and low quoted closing prices, as adjusted for all stock splits, for our shares on the Madrid Stock Exchange, which is the principal Spanish market for our shares, and our ADSs on the New York Stock Exchange:

	Per Share (in euro)		Per ADS (in dollars)
	High	Low	High	Low
Year ended December 31, 2012	13.710	8.630	17.76	10.25
Year ended December 31, 2013	13.105	9.492	18.02	12.43
Year ended December 31, 2014	13.370	10.865	17.40	13.99
Year ended December 31, 2015	14.210	10.020	15.64	10.96
Year ended December 31, 2016	10.175	7.661	11.35	8.18
Quarter ended March 31, 2015	13.925	11.355	15.64	13.45
Quarter ended June 30, 2015	13.855	12.560	15.32	14.07
Quarter ended September 30, 2015	14.210	10.640	15.48	11.93
Quarter ended December 31, 2015	12.395	10.020	13.44	10.96
Quarter ended March 31, 2016	10.175	8.484	11.35	9.65
Quarter ended June 30, 2016	10.005	7.661	11.27	8.50
Quarter ended September 30, 2016	9.750	8.146	10.93	9.12
Quarter ended December 31, 2016	9.260	7.700	10.16	8.18
Month ended August 31, 2016	9.081	8.450	10.09	9.46
Month ended September 30, 2016	9.750	9.015	10.93	10.08
Month ended October 31, 2016	9.260	8.694	10.16	9.59
Month ended November 30, 2016	9.178	7.825	10.07	8.26
Month ended December 31, 2016	8.925	7.700	9.23	8.18
Month ended January 31, 2017	9.220	8.850	9.80	9.32
Month ended February 21, 2017 (through February 21, 2017)	9.401	8.877	9.90	9.46

Source: Madrid Stock Exchange Information and Bloomberg.

On February 21, 2017, the closing price of our shares on the Automated Quotation System of the Spanish Stock Exchanges was 9.401 euro per share, equal to 10.012 dollars at the Noon Buying Rate on February 10, 2017 for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York on that date.

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

At December 31, 2016, 131,924,178 of our shares were held in the form of ADSs by 688 holders of record, including Cede & Co., the nominee of Depository Trust Company (“DTC”). The number of ADSs outstanding was 145,944,492 at December 31, 2015.

Spanish Securities Market Legislation

The Spanish Securities Markets Act (Ley del Mercado de Valores, or the “LMV”), enacted in 1988 and further amended, regulates the primary and secondary securities markets in Spain by establishing principles for their organization and operation, rules governing the activities of persons and institutions operating in these markets and a system for their supervision. This legislation and the regulation implementing it (mainly, as far as private issuers are concerned, the Royal Legislative Decree 4/2015, of October 23, approving the restated text of the LMV, the Royal Decree 1310/2005, of November 4, in relation to the issuance of securities and its admission to listing in official secondary markets, and Royal Decree 1362/2007, of October 19, concerning the transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market):

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

Subsequently, Royal Decree 1310/2005, further amended by Royal Decree 878/2015, partially developed the LMV in relation to the admission to trading of securities in the official secondary markets, the sales or subscription public offers and the prospectus required to those effects.

Royal Decree 1333/2005, further amended by Royal Decree 364/2007, developed the LMV in relation to market abuse, implementing Directive 2003/6/EC of the European Parliament and of the Council, relating insider dealing and market manipulation practices (“market abuse”).

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

In relation to public tender offers, Law 6/2007 (i) establishes the cases in which a company must launch a takeover bid over the whole share capital of the relevant company; (ii) establishes that takeover bids shall be launched once a specific stake on the share capital of the company has been reached; (iii) adds new obligations for the board of directors of the target companies of the takeover bid in terms of defensive measures against the takeover bid; and (iv) regulates the squeeze-out and sell-out procedure when a 90% of the share capital is held following a takeover bid. Royal Decree 1066/2007, as amended, completes the regulation currently in place for takeover bids in Spain.

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

On March 20, 2013, ECC/461/2013 regulation was approved. This regulation establishes the content and structure of the annual report on corporate governance, the annual compensation report and other information mechanisms for public listed companies, the savings bank and other entities that issue securities admitted to trading on regulated securities markets. The aforementioned regulation was amended by Order ECC/2515/2013, of December 26, which develops article 86.2 of the LMV and by Order ECC/2575/2015, of November 30.

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

On June 12, 2014, Directive 2014/65/EU of the European Parliament and of the Council of May 15, 2014 on markets in financial instruments and amending Directive 2002/92/EC and Directive 2011/61/EU (MIFID II), and Regulation (EU) 600/2014 of the European Parliament and Council of May 15, 2014 on markets in financial instruments and amending Regulation (EU) 648/2012 (MiFIR).

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

On April 16, 2014, Regulation (UE) nº 596/2014 (Market Abuse Regulation) of European Parliament and of the Council on the market abuse was approved. The regulation repeals Directive 2003/6/EC of the European Parliament and of the Council and Commission Directives 2003/124/EC, 2003/125/EC and 2004/72/EC. This Regulation, directly applicable in all European Union Member States from July 3, 2016.

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

On October 23, 2015, Royal Legislative Decree 4/2015 was approved to consolidate and unify in a single text the legislative instruments that govern the activities of individuals and institutions in the Spanish securities markets.

On December 22, 2015, Circular 7/2015 of the CNMV amended those provisions of the Circular 5/2013 that relate to the templates of the annual report on corporate governance to be used by public listed companies, savings banks and other entities, and those provisions of Circular 4/2013 that relate to the templates of the annual report on director’s compensation for public listed companies.

On December 22, 2015, Circular 8/2015 of the CNMV published new forms establishing the notification templates for directors, executives and close relatives to communicate their significant shareholdings and for issuers to communicate transactions relating to own shares, with the aim to comply with the obligations introduced by Royal Decree 1362/2007, Royal Decree 878/2015 and Market Abuse Regulation. Individuals bound by such Circular must use the new forms from April 1, 2016.

Securities Trading in Spain

The Spanish securities market for equity securities consists of four stock exchanges located in Madrid, Bilbao, Barcelona and Valencia and the Automated Quotation System, or Mercado Continuo. During 2016, the Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish Stock Exchanges.

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

Clearance and settlement system

The Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores S.A.U., (whose commercial name is Iberclear), was created by the Ley 44/2002 de Medidas de Reforma del Sistema Financiero, enacted on November 22, 2002 to increase the efficiency of the Spanish financial markets. Such law introduced a new article, 44-bis to the LMV which established the framework for the constitution of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores S.A.U.

Iberclear is regulated by the Spanish Securities Act and where appropriate by Royal Decree 505/1987 of April 3, 1987, Royal Decree 166/1992 of February 14, 1992, and by any other related regulation. This company, which is a wholly owned subsidiary of Bolsas y Mercados Españoles, Sociedad Holding de Mercados y Sistemas Financieros, S.A. (Bolsas y Mercados Españoles), has the following functions:

•	Keeping accounting records in the form of book entries of securities traded in Securities Markets or in public debt markets, and securities traded in other secondary official markets or multilateral trading facilities, at the request of their governing bodies.

•	Keeping accounting records of other securities not listed for trading in secondary official markets, regulated markets or multilateral trading facilities, at the request of their governing bodies.

•	To manage settlement and, if necessary, clearing of securities and cash deriving from transactions executed on securities.

•	To render technical and operating services directly related to those of registration, clearing and settlement of securities and any others required for Iberclear to collaborate and coordinate its actions with other areas and systems of registration, clearing and settlement of securities, for which it may have to be authorized under the Rules of Central Securities Depositories.

•	Any other duties assigned by the Spanish Government, subject to prior reports from the CNMV and, if applicable, the Bank of Spain.

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

The settlement of any transactions must be made two business days following the date on which the transaction was carried out.

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

On 2015, due to the changes introduced into the applicable legislation, Bolsas y Mercados Españoles developed a Clearing and Settlement Reform in Spain, implemented throughout 2016 and 2017 in two main phases:

•	April 27, 2016, when a new Central Counterparty (CCP) was implemented and the new platform for equity settlement was introduced.

•	September 18, 2017, when the Fixed Income settlement system will be introduced to the new platform and the TARGET2-Securities (TS2) will be implemented.

This reform involves the following three fundamental modifications, having impact on several operating practices.

A new Central Counterparty was incorporated, the so- called BME Clearing, whose intervention take place between the contract and settlement date, assuming the risk of the counterparty and, where applicable, conducting the clearing transactions and simplifying the settlement.

Another modification is the application in all kinds of securities of a new system of recording, clearing and settlement. This sole system eliminates the need to use register references by introducing a register based on balances, where Iberclear and each member entity manage their respective records.

The last decision entails the integration of the Central de Anotaciones de Deuda (CADE) and the Servicio de Compensación y Liquidación de Valores (SLCV) system into a unique platform.

The Spanish equity market is structured around three infrastructures, which are the following: the Spanish Stock Exchange Interconnection System (SIBE) trading platform, BME Clearing and Iberclear (the Central Securities Depository).

As consequence of the above, several modifications have occurred such as: (i) financial entities can be members of the new infrastructures; (ii) Stock Exchange members have to contract with a General Clearing member of the CCP; (iii) CCP members have to contract with an Iberclear Settlement Participant; (iv) CCP formulates the netting of transactions prior to settlement instructions; (v) the existence of Individual Accounts in the CCP and the Central Securities Deposit; (vi) the maximization of settle transaction in case of delay of delivery of securities by Iberclear; (vii) Collective Deposit change into the CCP guarantee system; or (viii) the introduction of Post Trading Interface communication system.

Furthermore, changes are also applicable to the Trading Member systems in relation with trading, post trading and control procedures, in order to adapt to the new regime.

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

Description of Our Capital Stock

Description of share capital

At February 23, 2017, our issued share capital consisted of 5,037,804,990 ordinary registered shares with a nominal value of 1.00 euro each.

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

However, if the agenda of the meeting includes resolutions on the amendment of the bylaws, including an increase or reduction of share capital, the transformation, merger, split-off, the en bloc assignment of assets and liabilities, the migration of the registered office abroad, the issuance of debentures or the exclusion or limitation of preemptive rights, the required quorum on first call must be met by the attendance of shareholders representing at least 50% of the subscribed share capital carrying voting rights (each a “Special Resolution”). On second call, the attendance of 25% of the subscribed share capital carrying voting rights will suffice.

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

Royal Decree 878/2015 established a new approach for calculating whether these thresholds are reached, surpassed or fell short which requires adding the voting rights corresponding to shares and financial instruments. Royal Decree 878/2015 also expands the definition of financial instruments which should be reported, including financial instruments having a similar economic effect as the shares of a company, whether the instruments are cash or physically settled, including convertible securities, options, forwards, futures, swaps, CFDs or any other type of instrument which grants the holder the right to acquire shares or a right to receive an equivalent cash settlement amount. Additionally, Royal Decree 878/2015 amends the calculation rules of the voting rights attributable to a financial instrument which, among other changes, shall now be calculated on a daily basis.

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

Our directors must report to us and the CNMV the percentage and number of voting rights in Telefónica held by them at the time of becoming or ceasing to be a member of the Board of Directors. Furthermore, all members of the Board must report any change in the percentage of voting rights they hold, as a result of any acquisition or disposition of our shares or voting rights, or financial instruments which carry a right to acquire or dispose of shares which have voting rights attached, including any stock-based compensation that they may receive pursuant to any of our compensation plans. Members of our senior management must also report any stock-based compensation that they may receive pursuant to any of our compensation plans or any subsequent amendment to such plans. Royal Decree 1362/2007 (as amended) refers to the definition given by Royal Decree 1333/2005 of  November 11, which develops the Spanish Securities Market Act, regarding market abuse, which defines senior management (directivos) as those “high-level employees in positions of responsibility with regular access to insider information (información privilegiada) related, directly or indirectly, to the issuer and that, furthermore, are empowered to adopt management decisions affecting the future development and business perspectives of the issuer”.

In addition, pursuant to Royal Decree 1333/2005 of November 11 (as amended), any member of our Board and our senior management, or any parties closely related to any of them, as such terms are defined therein, must report to the CNMV any transactions carried out with respect to our shares or derivatives or other financial instruments relating to our shares. The notification of the transaction must include particulars of, among others, the type of transaction, the date of the transaction and the market in which the transactions were carried out, the number of shares traded and the price paid.

These disclosure obligations are primarily regulated by Royal Decree 1362/2007 (as amended) and, since July 3, 2016, by the Regulation (EU) No 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse (market abuse regulation) and repealing Directive 2003/6/EC of the European Parliament and of the Council and Commission Directives 2003/124/EC, 2003/125/EC and 2004/72/EC, both establish a detailed set of rules on this legal framework (including, inter alia, rules determining the persons subject to disclosure obligations, the different types of situations triggering disclosure and corresponding exceptions, specific attribution and aggregation rules, the deadlines to notify the transactions, triggering disclosure obligations and incorporation of notices submitted to the CNMV’s public registry).

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

At December 31, 2016, we held 141,229,134 shares of treasury stock, representing 2.80339% of our capital stock. At December 31, 2015, we held 141,639,159 shares of treasury stock, representing 2.84690% of our capital stock. As a part of our shareholders’ remuneration policy, we have implemented various share buyback programs since 2003. For further description about our shareholders’ return, see “Item 8. Financial Information—Dividend Information and Share Buyback Programs.”

At our annual general shareholders´ meeting held on May 30, 2014, our shareholders extended their prior authorization to the Board of Directors to acquire our shares for an additional five years from the date of such meeting. The authorization also applies to companies under our control. Pursuant to the authorization, the aggregate nominal value of our shares held by us or any of our subsidiaries cannot exceed the limit established by applicable laws (which is, as of the date of this Annual Report, 10% of our outstanding capital).

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

C. Material Contracts

Divestment in Telecom Italia and Termination of Contracts Relating to Such Investment

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

Finally, with effect from completion, and for so long as the strategic alliance agreement is in effect, China Unicom shall not (i) offer, issue or sell any significant number of its ordinary shares (including those held in treasury by the company itself, if any), or any securities convertible into or other rights to subscribe for or purchase a significant number of China Unicom’s ordinary shares (including those held in treasury by the company itself, if any), to any of our current major competitors; or (ii) make any significant investment, directly or indirectly, in any of our current major competitors. We have made similar undertakings.

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

On June 10, 2012, Telefónica, S.A. through its 100% subsidiary, Telefónica Internacional, S.A.U., transferred 361,794,559 shares in China Unicom (representing 1.51% of the latter’s issued share capital), through a block trade at a price of HK$ 7.80 per share, for a total amount of HK$ 2,822 million, approximately 322 million euros at the exchange rate as at the date of the sale.

Further to such sale, Telefónica maintains its commitment to the strategic alliance with China Unicom.

On July 10, 2016, Telefónica Internacional, S.A.U. (a 100% subsidiary of Telefónica, S.A.) sold 361,794,559 shares of China Unicom (Hong Kong) Limited ("China Unicom HK"), representing 1.51% of the share capital of the company, through a block trade process, at a price of 7.80 Hong Kong dollars per share, for a total amount of 2,822 million Hong Kong dollars, approximately 322 million euros.

On December 31, 2016, Telefónica’s shareholding in China Unicom amounts close to 1% of its capital stock, being Mr. César Alierta, former chairman of Telefónica, a member of the Board of Directors of China Unicom, and Mr. Wang Xiaochu, chairman of China Unicom, member of the Board of Telefónica, S.A.

Agreement related to the Sale of Customer Relationship Management (“CRM”) Business, Atento

As a result of the sale agreement of Atento by Telefónica, announced on October 12, 2012, and ratified on December 12, 2012, both companies signed a Master Service Agreement which regulates Atento’s relationship with the Telefónica Group as a service provider for a period of nine years and which was amended on May 16, 2014, and on November 8, 2016. This period was extended only for Spain and Brazil in November 2016, for two additional years until 2023.

By virtue of this agreement, Atento became Telefónica’s preferred Contact Center and Customer Relationship Management (“CRM”) service provider, stipulating annual commitments in terms of turnover which is updated based on inflation and deflation that vary from country to country, pursuant to the volume of services Atento has been providing to the entire Group. Effective January 1, 2017, the minimum volume commitments that Telefónica must comply with have significantly decreased for Brazil.

Failure to meet the annual turnover commitments generally results in the obligation to the counterparty, to pay additional amounts, which would be calculated based on the difference between the actual amount of turnover and the predetermined commitment, applying a percentage based on the Contact Center’s business margin to the final calculation.

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

Agreement for the divestment of Telefónica's operations in the United Kingdom (“O2 UK”)

On March 24, 2015, Telefónica signed an agreement with Hutchison Whampoa Group for the acquisition by the latter of Telefónica's operations in the United Kingdom (O2 UK) for a price (firm value) of 10,250 million pounds sterling in cash (approximately 14,000 million euros at the exchange rate as of the date of the agreement).

On May 11, 2016, the EC made public its decision to prohibit the transaction under the European Union merger regulations, resulting in the termination of the aforementioned agreement between Telefónica and Hutchison Whampoa Group.

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

As used herein, the term “U.S. Holder” means a beneficial owner of one or more shares or ADSs:

•	that is, for U.S. federal income tax purposes, one of the following:

(a)	a citizen or individual resident of the United States;

(b)	a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any state therein or the District of Columbia; or

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

Spanish Refund Procedure

According to Spanish Regulations on Non-Resident Income Tax, approved by Royal Decree 1776/2004 dated July 30, 2004, as amended, a refund for the amount withheld in excess of the Treaty-reduced rate can be obtained from the relevant Spanish tax authorities. To pursue the refund claim, if you are a U.S. Holder, you are required to file:

-	the corresponding Spanish tax form;

-	the certificate referred to in the preceding section; and

-	evidence of the Spanish Non-Resident Income Tax that was withheld with respect to you.

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

Passive foreign investment company rules

Telefónica believes that it was not a PFIC for U.S. federal income tax purposes for its 2016 taxable year. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that Telefónica will not be considered a PFIC for any taxable year. If Telefónica were treated as a PFIC for any taxable year during which a U.S. Holder owned a share or ADS, certain adverse tax consequences could apply to the U.S. Holder.

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

We manage our exchange rate risk and interest rate risk in terms of net financial debt and net financial debt plus commitments as calculated by us. We believe that these parameters are more appropriate to understanding our debt position. Net financial debt and net financial debt plus commitments take into account the impact of our cash balance and cash equivalents including derivatives positions with a positive value linked to liabilities. Neither net financial debt nor net financial debt plus commitments as calculated by us should be considered as a substitute for gross financial debt (the sum of current and non-current interest-bearing debt) as a measure of our leverage. For a more detailed description on reconciliation of net debt and net financial debt to gross financial debt, see “Item 5. Operating and Financial Review and Prospects—Presentation of Financial Information—Non-GAAP financial information—Net financial debt and net financial debt plus commitments.”

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

Under the terms of the Deposit Agreement, as of the date of this Annual Report, an ADS holder may have to pay to the Depositary the services fees specified in the table below:

Category	Depositary Actions	Associated Fee / By Whom Paid
(a) Depositing or substituting the underlying shares	Issuance of ADSs upon the deposit of shares	Up to 5.00 dollars for each 100 ADSs (or portion thereof) evidenced by the new ADSs delivered (charged to person depositing the shares or receiving the ADSs)(1)
(b) Receiving or distributing dividends	Distribution of cash dividends or other cash distributions; distribution of share dividends or other free share distributions; distribution of securities other than ADSs or rights to purchase additional ADSs	Up to 5.00 dollars for each 100 ADSs (or portion thereof) held (in the case of cash distributions, deducted from the relevant distribution; in the case of all other distributions, billed to the relevant holder)(2)
(c) Selling or exercising rights	Distribution or sale of securities	Up to 5.00 dollars for each 100 ADSs (or portion thereof) held (billed to the relevant holder)
(d) Withdrawing an underlying security	Acceptance of ADSs surrendered for withdrawal of deposited securities	Up to 5.00 dollars for each 100 ADSs (or portion thereof) evidenced by the ADSs surrendered (charged to person surrendering or to person to whom withdrawn securities are being delivered)(1)
(e) Transferring, splitting or grouping receipts	Transfers	Up to 1.50 dollars per ADS so presented (charged to person presenting certificate for transfer)
(f) General depositary services, particularly those charged on an annual basis	Other services performed by the Depositary in administering the ADSs	Up to 5.00 dollars for each 100 ADSs (or portion thereof) held on the applicable record date (billed to person holding ADSs on applicable record date established by the Depositary)(2)

Category	Depositary Actions	Associated Fee / By Whom Paid
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

The Depositary has agreed to reimburse or pay on behalf of Telefónica, S.A., certain reasonable expenses related to our ADS program and incurred by us in connection with the program (such as NYSE listing fees, legal and accounting fees incurred in connection with the preparation of Form 20-F and ongoing SEC compliance and listing requirements, distribution of proxy materials, investor relations expenses, etc.). The Depositary has covered all such expenses incurred by us during 2016 for an amount of 5.7 million dollars. The amounts the Depositary reimbursed or paid are not perforce related to the fees collected by the depositary from ADS holders.

As part of its service to us, the Depositary has agreed to waive certain expenses for the standard costs associated with the administration of our ADS program for the year ended December 31, 2016.

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

Telefónica management assessed the effectiveness of Telefónica’s internal control over financial reporting as of December 31, 2016. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 framework) in Internal Control – Integrated Framework. Based on its assessment and those criteria, Telefónica management believes that at December 31, 2016, Telefónica’s internal control over financial reporting is effective.

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

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that Mr. José Javier Echenique Landiríbar, Mr. Antonio Massanell Lavilla and Mr. Ignacio Moreno Martínez meet the requirements of an “audit committee financial expert” as such term is defined by the SEC.

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

The Telefónica Business Principles are available and open to consultation for employees on the Telefónica Intranet site as well as for the general public on the Telefónica external website (https://www.telefonica.com/en/web/about_telefonica/strategy/business-principles ).

In 2016, the Company reinforced the description of its anti-corruption principles in the Integrity section of its Business Principles. No waivers were granted in 2016.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The number of shares of treasury stock at December 31, 2016, amounted to 141,229,134 (141,639,159 at December 31, 2015). These treasury shares are directly owned by Telefónica, S.A.

Year ended December 31, 2016
Period of Fiscal Year	Total Number of Shares Purchased	Average Price Paid per Share (euro)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs(1)
January 1 to January 31	34,250,000	9.48	410,444
February 1 to February 28	24,500,000	9.04	425,748
March 1 to March 31	6,724,616	9.87	344,950
April 1 to April 30	3,916,005	9.42	495,945
May 1 to May 31	500,000	9.72	362,111
June 1 to June 30	1,264,787	7.78	640,012
July 1 to July 31	250,000	8.36	167,480
August 1 to August 31	250,000	8.83	22,644
September 1 to September 30	-	-	-
October 1 to October 31	-	-	-
November 1 to November 30	-	-	-
December 1 to December 31	5,431,889	0.00	-
Total	77,087,297	8.67	2,869,334
(1)	Under employee share plans a maximum of 2,869,334 shares could be assigned to employees participating in voluntary plans. See Note 19 to our Consolidated Financial Statements.

For a more detailed description of our plans or programs, see “Item 8. Financial Information—Dividend Information and Shareholders’ Return” and Note 19 to our Consolidated Financial Statements.

Item 16F. Change in Registrant’s Certifying Accountant

On April 8, 2016, the Board of Directors of Telefónica, S.A., at the recommendation of its Audit and Control Committee and following a transparent competitive process, resolved to propose to the Ordinary General Shareholders’ Meeting of the Company, the appointment of PricewaterhouseCoopers Auditores, S.L. as the independent registered public accounting firm of Telefónica, S.A. and its consolidated group of companies for the years ending December 31, 2017, 2018 and 2019. This selection was approved by the shareholders at the annual shareholders’ meeting held on May 12, 2016. The appointment was registered in the Commercial Registry of Madrid on August 23, 2016 on page M- 6164, volume 25.212, book 0, section 8, folio 181 record 1853.

As a consequence, Ernst & Young, S.L. was released as the independent registered public accounting firm of the Company as of February 23, 2017. The change of auditors was made pursuant to prevailing corporate governance practice and not the result of Ernst & Young, S.L.’s resignation, dismissal or declination to stand for re-election.

The reports of Ernst & Young, S.L. on the audits related to the Consolidated Financial Statements and the effectiveness of internal control over financial reporting for the past two fiscal years did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. There was no disagreement whatsoever relating to the years ended December 31, 2016, 2015 and 2014, and the period from January 1, 2017 through February 23, 2017 with Ernst & Young, S.L. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of the Ernst & Young, S.L. would have caused them to make reference to the subject matter of the disagreement in connection with their reports.

We have provided a copy of the above statements to Ernst & Young, S.L. and requested that Ernst & Young, S.L. furnish us with a letter addressed to the SEC stating whether or not they agree with the above disclosure. A copy of that letter, dated February 23, 2017, is filed as an exhibit to this Annual Report.

Item 16G. Corporate Governance

Significant Differences in Corporate Governance Practices

Corporate governance guidelines

In Spain, companies with securities listed on a Spanish Stock Exchange are expected to follow the Good Governance Code of Listed Companies (the “Code”) published in February 2015, which contains corporate governance and shareholder disclosure recommendations. Spanish listed companies are required by law to publish an Annual Report on Corporate Governance and a Report on the Compensation Policy of the Board of Directors. Additionally, Spanish listed companies are required to publish their corporate governance information on their websites. We base our corporate governance procedures on the recommendations of the Code. As part of our corporate governance procedures, we have adopted regulations for our Board of Directors that govern, among other things, director qualification standards, responsibilities, compensation, access to management information, the Board of Directors’ purpose and each of our Board Committee’s purpose and responsibilities. Moreover, we have a Regulation of the General Shareholders’ Meeting that aims to reinforce its transparency, providing shareholders with a framework guaranteeing and facilitating exercise of their rights. The Annual Report on Corporate Governance published by us provides a detailed explanation of our corporate governance procedures and explains the role and duties of our Board of Directors and Board Committees. Our Annual Report on Corporate Governance and the Report on the Compensation Policy of the Board of Directors of Telefónica, S.A. are available on our website at www.telefonica.com. None of the information contained on our website is incorporated in this Annual Report.

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

Additionally we have a Regulation and Institutional Affairs Committee, a Service Quality and Customer Service Committee, and an Innovation and Strategy Committee. The functions, composition and competencies are regulated by the Board of Directors’ Regulations.

Independence of the Board

As of the date of this Annual Report, we have 18 directors, out of which nine have been deemed independent by our Board of Directors attending to the director’s classification contained in Good Governance Code of Listed Companies. All our directors, with the exception of the Chairman, 17, are non-executive directors. We, in accordance with the Code, assess the independence of our directors. Among other things, independent directors: (i) shall not be, past employees or executive directors of any of the Group companies, unless three or five years have elapsed , respectively, (ii) shall not receive any payment or other form of compensation from us or our group on top of their directors’ fees, unless the amount involved is not significant, (iii) shall not be partners, now or on the past three years, in the external auditor or in the firm responsible for the audit report, (iv) shall not be executive directors or senior officers of another company where one of our executive directors or senior officers is an external director, (v) shall not have material business dealings with us or any other company in our group, (vi) shall not be spouses, nor partners maintaining an analogous affective relationship, nor close relative of any of our executive directors or senior officers and (vii) shall not stand in any of the situations listed in (i), (v) or (vi) above in relation to a significant shareholder or a shareholder with board representation.

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

Non-Executive Director Meetings

Pursuant to the NYSE listing standards, non-executive directors of U.S.-listed companies must meet on a regular basis without management present and the company must disclose a method for any interested parties to communicate directly with the non-executive directors. As a group, our non-executive directors do not meet formally without management present. Nevertheless, each of the Audit and Control Committee, the Nominating, Compensation and Corporate Governance Committee, the Institutional Affairs Committee, and the Strategy and Innovation Committee is composed exclusively of non-executive directors, thus giving each of these committees, the chance to analyze and discuss any matter related to our management, within its respective area of responsibility.

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

Code of Ethics

The NYSE listing standards require U.S. companies to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. In 2004 we adopted, as required by the Sarbanes-Oxley Act, a code of ethics that applied to our principal executive officer, principal financial officer and to our senior financial officers. In December 2006, we adopted a code of business conduct and ethics, the “Telefónica Business Principles”, which apply to all Telefónica Group employees. In March 2008, we decided to modify such Business Principles in order to incorporate within them all components of the code of ethics definition in Section 406 of Sarbanes Oxley Act, and consequently our code of ethics for senior officers was replaced by such Business Principles. These Principles were further modified in 2010 in order to include a new principle of privacy and data protection and in 2016 to reinforce certain anti-corruption principles.

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

Item 18. Financial Statements

Please see pages F-4 through F-169.

Item 19. Exhibits

Exhibit Number	Description
1.1	Amended and Restated bylaws (English translation)
4.1	Subscription Agreement, dated September 6, 2009 between Telefónica, S.A. and China Unicom (Hong Kong) Limited*
4.2	Enhanced Strategic Alliance Agreement dated January 23, 2011 between Telefónica, S.A. and China Unicom (Hong Kong) Limited **
4.3	Share Purchase Agreement for the Sale and Purchase of Shares in China Unicom (Hong Kong) Limited, dated June 10, 2012 and Supplemental Agreement, dated July 21, 2012, between Telefónica, Internacional S.A.U. and a 100% owned subsidiary of China United Network Communications Group Company Limited ***
4.4	Agreement for the Sale and Purchase of Customer Relationship Management business, Atento, dated October 11, 2012 ****
4.5	Stock Purchase Agreement and Other Covenants, dated September 18, 2014, by and among Vivendi, S.A., Société d’Investissements et de Gestion 72 S.A. and Société d’Investissements et de Gestion 108 SAS, as the sellers, Telefônica Brasil S.A., as purchaser, GVT Participações S.A., as target, Global Village Telecom S.A. and Telefónica, S.A. (1) *****
4.6	Long Term Incentive Plan Terms *****
4.7	Agreement for the sale and purchase of the entire issued share capital of Telefónica Europe plc. between Telefónica, S.A., Hutchison 3G UK Investments Limited and Hutchison 3G UK Holdings (CI) Limited dated March 24, 2015 (1) ******
8.1	Subsidiaries of Telefónica (see Note 1 to the Consolidated Financial Statements and Appendix VI thereto)
12.1	Certification of José María Álvarez-Pallete López, Chief Executive Officer of Telefónica, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Ángel Vilá Boix, Chief Strategy and Finance Officer of Telefónica, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm
15.2	Letter of Ernst & Young, S.L. dated February 23, 2017 regarding change in the Group’s independent registered public accounting firm.
*	Incorporated by reference to Telefónica’s Schedule 13D/A filed on September 17, 2009.
**	Incorporated by reference to Telefónica’s Schedule 13D filed on February 8, 2011.
***	Incorporated by reference to Telefónica’s Schedule 13 D/A filed on June 13, 2012 and Schedule 13 D/A filed on August 1, 2012, respectively.
****	Incorporated by reference to Telefónica’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012.
*****	Incorporated by reference to Telefónica’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014.
******	Incorporated by reference to Telefónica’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015.

(1)	Confidential treatment has been requested with respect to certain portions of this agreement. Confidential portions have been redacted and separately filed with the SEC.

We agree to furnish to the SEC upon request, copies of the instruments defining the rights of the holders of our long-term debt and of our subsidiaries’ long-term debt.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TELEFÓNICA, S.A.

By:	/s/ José María Álvarez-Pallete López
Name: José María Álvarez-Pallete López
Title: Chief Executive Officer

TELEFÓNICA, S.A.

By:	/s/ Ángel Vilá Boix
Name: Ángel Vilá Boix
Title: Chief Strategy and Finance Officer

Date: February 23, 2017

2016

Consolidated Financial Statements

(Consolidated Annual Accounts)

Telefónica, S.A. and subsidiaries composing the Telefónica Group.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Telefónica, S.A.

We have audited Telefónica, S.A.’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Telefónica, S.A.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Telefónica, S.A.’s internal control over financial reporting based on our audit.

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

In our opinion, Telefónica, S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Telefónica, S.A. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2016 and our report dated February 23, 2017 expressed an unqualified opinion thereon.

ERNST & YOUNG, S.L.

/s/ Alicia Martínez Durán
Alicia Martínez Durán

Madrid, Spain

February 23, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Telefónica, S.A.

We have audited the accompanying consolidated statements of financial position of Telefónica, S.A. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2016. These consolidated financial statements are the responsibility of Telefónica, S.A.’s Directors. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telefónica, S.A. and subsidiaries as of December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Telefónica S.A.’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 23, 2017 expressed an unqualified opinion thereon.

ERNST & YOUNG, S.L.

/s/ Alicia Martínez Durán
Alicia Martínez Durán

Madrid, Spain

February 23, 2017

Consolidated Statements of financial position
Millions of euros	NOTES	2016	2015 (*)
ASSETS
A) NON-CURRENT ASSETS		103,667	101,614
Intangible assets	(Note 6)	20,518	21,149
Goodwill	(Note 7)	28,686	27,395
Property, plant and equipment	(Note 8)	36,393	33,910
Investments accounted for by the equity method	(Note 9)	76	80
Non-current financial assets	(Note 13)	9,765	10,405
Deferred tax assets	(Note 17)	8,229	8,675
B) CURRENT ASSETS		19,974	18,715
Inventories		1,055	1,456
Trade and other receivables	(Note 11)	10,675	10,226
Tax receivables	(Note 17)	1,533	1,341
Current financial assets	(Note 13)	2,954	3,053
Cash and cash equivalents	(Note 13)	3,736	2,615
Non-current assets and disposal groups classified as held for sale	0	21	24
TOTAL ASSETS (A+B)		123,641	120,329

	NOTE	2016	2015 (*)
EQUITY AND LIABILITIES
A) EQUITY		28,385	25,436
Equity attributable to equity holders of the parent and other holders of equity instruments	(Note 12)	18,157	15,771
Equity attributable to non-controlling interests	(Note 12)	10,228	9,665
B) NON-CURRENT LIABILITIES		59,805	60,509
Non-current financial liabilities	(Note 13)	45,612	47,117
Non-current trade and other payables	(Note 14)	1,925	2,388
Deferred tax liabilities	(Note 17)	2,395	2,550
Non-current provisions	(Note 15)	9,873	8,454
C) CURRENT LIABILITIES		35,451	34,384
Current financial liabilities	(Note 13)	14,749	12,970
Current trade and other payables	(Note 14)	16,150	17,134
Current tax payables	(Note 17)	2,332	2,241
Current provisions	(Note 15)	2,220	2,022
Liabilities associated with non-current assets held for sale		−	17
TOTAL EQUITY AND LIABILITIES (A+B+C)		123,641	120,329
(*) Amended data: comparative information as of December 31, 2015 was amended in order to cease to present the assets and liabilities of Telefónica United Kingdom as held for sale (see Notes 2 and 23).
The accompanying Notes 1 to 24 and Appendices I to VI are an integral part of these consolidated statements of financial position.

Consolidated income statements
Millions of euros	Notes	2016	2015 (*)	2014 (*)
INCOME STATEMENTS
Revenues	(Note 18)	52,036	54,916	50,377
Other income	(Note 18)	1,763	2,011	1,707
Supplies		(15,242)	(16,547)	(15,182)
Personnel expenses	(Note 18)	(8,098)	(10,349)	(7,098)
Other expenses	(Note 18)	(15,341)	(16,802)	(14,289)
Depreciation and amortization	(Note 18)	(9,649)	(9,704)	(8,548)
OPERATING INCOME		5,469	3,525	6,967
Share of loss of investments accounted for by the equity method	(Note 9)	(5)	(10)	(510)
Finance income		1,770	2,076	992
Exchange gains		5,489	6,504	4,110
Finance costs		(4,476)	(4,417)	(3,511)
Exchange losses		(5,002)	(6,772)	(4,413)
Net financial expense	(Note 16)	(2,219)	(2,609)	(2,822)
PROFIT BEFORE TAX		3,245	906	3,635
Corporate income tax	(Note 17)	(846)	(155)	(383)
PROFIT FOR THE YEAR		2,399	751	3,252
Attributable to equity holders of the Parent		2,369	616	3,001
Attributable to non-controlling interests	(Note 12)	30	135	251
Basic and diluted earnings per share attributable to equity holders of the parent (euros)	(Note 18)	0.42	0.07	0.58
(*) Amended data: comparative information was amended to cease to present the results of Telefónica United Kingdom as discontinued operations (see Notes 2 and 23).
The accompanying Notes 1 to 24 and Appendices I to VI are an integral part of these consolidated income statements.

Consolidated statements of comprehensive income	2016	2015 (*)	2014 (*)
Millions of euros
Profit for the year	2,399	751	3,252
Other comprehensive income (loss)
(Losses) gains on measurement of available-for-sale investments	(77)	415	(45)
Income tax impact	22	(123)	7
Reclassification of losses (gains) included in the income statement (Note 16)	136	(539)	−
Income tax impact	(19)	139	−
	62	(108)	(38)
Gains (Losses) on hedges	498	(14)	(507)
Income tax impact	(120)	(37)	127
Reclassification of (Gains) losses included in the income statement (Note 16)	54	207	163
Income tax impact	(14)	(58)	(49)
	418	98	(266)
Share of (losses) gains recognized directly in equity of associates and others	(8)	17	(27)
Income tax impact	3	(4)	3
Reclassification of losses included in the income statement	−	−	103
Income tax impact	−	−	(24)
	(5)	13	55
Translation differences (Note 12)	3,152	(6,762)	(2,810)
Total other comprehensive income (loss) recognized in the period (Items that may be reclassified subsequently to profit or loss)	3,627	(6,759)	(3,059)
Actuarial (losses) gains and impact of limit on assets for defined benefit pension plans	(378)	94	(173)
Income tax impact	90	(32)	38
	(288)	62	(135)
Total other comprehensive (loss) income recognized in the period (Items that will not be reclassified subsequently to profit or loss)	(288)	62	(135)
Total comprehensive income (loss) recognized in the year	5,738	(5,946)	58
Attributable to:
Equity holders of the parent and other holders of equity instruments	4,630	(4,535)	(258)
Non-controlling interests	1,108	(1,411)	316
	5,738	(5,946)	58
(*) Amended data in order to cease to present the total comprehensive income of Telefónica United Kingdom as discontinued operations (see Notes 2 and 23).
The accompanying Notes 1 to 24 and Appendices I to VI are an integral part of these consolidated statements of comprehensive income.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	Attributable to equity holders of the parent and other holders of equity instruments											Non-controlling interests (Note 12)	Total equity
Millions of euros	Share capital	Share premium	Treasury Shares	Other equity instruments	Legal reserve	Retained earnings	Available-for-sale investments	Hedges	Equity of associates and others	Translation differences	Total
Financial position at December 31, 2015 (*)	4,975	3,227	(1,656)	6,803	984	18,475	(53)	(231)	36	(16,789)	15,771	9,665	25,436
Profit for the year	−	−	−	−	−	2,369	−	−	−	−	2,369	30	2,399
Other comprehensive income (loss) for the year	−	−	−	−	−	(267)	62	422	(5)	2,049	2,261	1,078	3,339
Total comprehensive income (loss) for the year	−	−	−	−	−	2,102	62	422	(5)	2,049	4,630	1,108	5,738
Dividends paid (Note 12)	137	−	−	−	1	(2,544)	−	−	−	−	(2,406)	(524)	(2,930)
Net movement in treasury shares	−	−	(637)	−	−	−	−	−	−	−	(637)	−	(637)
Acquisitions and disposals of non-controlling interests and business combinations	−	−	−	−	−	−	−	−	−	−	−	(7)	(7)
Capital reduction (Note 12)	(74)	−	813	−	−	(739)	−	−	−	−	−	−	−
Undated Deeply Subordinated Securities(Note 12)	−	−	−	1,000	−	(255)	−	−	−	−	745	(14)	731
Other movements	−	−	−	−	−	54	−	−	−	−	54	−	54
Financial position at December 31, 2016	5,038	3,227	(1,480)	7,803	985	17,093	9	191	31	(14,740)	18,157	10,228	28,385
(*) Amended data: comparative information as of December 31, 2015 was amended in order to cease to present Telefónica United Kingdom as discontinued operations (see Notes 2 and 23).
The accompanying Notes 1 to 24 and Appendices I to VI are an integral part of these consolidated statements of changes in equity.

	Attributable to equity holders of the parent and other holders of equity instruments											Non-controlling interests (Note 12)	Total equity
Millions of euros	Share capital	Share premium	Treasury Shares	Other equity instruments	Legal reserve	Retained earnings	Available-for-sale investments	Hedges	Equity of associates and others	Translation differences	Total
Financial position at December 31, 2014	4,657	460	(1,586)	6,351	984	22,656	55	(334)	24	(12,132)	21,135	9,186	30,321
Profit for the year (*)	−	−	−	−	−	616	−	−	−	−	616	135	751
Other comprehensive income (loss) for the year (*)	−	−	−	−	−	43	(108)	103	12	(5,201)	(5,151)	(1,546)	(6,697)
Total comprehensive income (loss) for the year (*)	−	−	−	−	−	659	(108)	103	12	(5,201)	(4,535)	(1,411)	(5,946)
Dividends paid (Note 12)	111	−	−	−	−	(2,360)	−	−	−	−	(2,249)	(641)	(2,890)
Net movement in treasury shares	−	−	(1,511)	−	−	(75)	−	−	−	−	(1,586)	−	(1,586)
Acquisitions and disposals of non-controlling interests and business combinations (Note 5)	−	−	555	−	−	(1,297)	−	−	−	628	(114)	2,538	2,424
Capital increase (Note 12)	281	2,767	−	−	−	(41)	−	−	−	−	3,007	−	3,007
Capital reduction (Note 12)	(74)	−	886	−	−	(812)	−	−	−	−	−	−	−
Undated Deeply Subordinated Securities (Note 12)	−	−	−	452	−	(247)	−	−	−	(84)	121	(7)	114
Other movements	−	−	−	−	−	(8)	−	−	−	−	(8)	−	(8)
Financial position at December 31, 2015 (*)	4,975	3,227	(1,656)	6,803	984	18,475	(53)	(231)	36	(16,789)	15,771	9,665	25,436

Financial position at December 31, 2013	4,551	460	(544)	2,466	984	22,517	94	(37)	(31)	(9,275)	21,185	6,297	27,482
Profit for the year	−	−	−	−	−	3,001	−	−	−	−	3,001	251	3,252
Other comprehensive income (loss) for the year	−	−	−	−	−	(121)	(39)	(297)	55	(2,857)	(3,259)	65	(3,194)
Total comprehensive income (loss) for the year	−	−	−	−	−	2,880	(39)	(297)	55	(2,857)	(258)	316	58
Dividends paid (Note 12)	106	−	−	−	−	(2,138)	−	−	−	−	(2,032)	(406)	(2,438)
Net movement in treasury shares	−	−	(1,042)	−	−	(113)	−	−	−	−	(1,155)	−	(1,155)
Acquisitions and disposals of non-controlling interests and business combinations (Note 5)	−	−	−	−	−	(307)	−	−	−	−	(307)	2,965	2,658
Undated Deeply Subordinated Securities (Note 12)	−	−	−	3,885	−	(129)	−	−	−	−	3,756	−	3,756
Other movements	−	−	−	−	−	(54)	−	−	−	−	(54)	14	(40)
Financial position at December 31, 2014	4,657	460	(1,586)	6,351	984	22,656	55	(334)	24	(12,132)	21,135	9,186	30,321
(*) Amended data: comparative information of the year 2015 was amended in order to cease to present Telefónica United Kingdom as discontinued operations (see Notes 2 and 23)
The accompanying Notes 1 to 24 and Appendices I to VI are an integral part of these consolidated statements of changes in equity.

Consolidated statements of cash flows
Millions of euros	Notes	2016	2015 (*)	2014 (*)
Cash received from operations	(Note 20)	63,514	67,582	61,522
Cash paid from operations	(Note 20)	(47,384)	(50,833)	(45,612)
Net payments of interest and other financial expenses net of dividends received	(Note 20)	(2,143)	(2,445)	(2,530)
Taxes paid	(Note 20)	(649)	(689)	(1,187)
Net cash flow provided by operating activities	(Note 20)	13,338	13,615	12,193
(Payments on investments)/proceeds from the sale in property, plant and equipment and intangible assets, net	(Note 20)	(9,187)	(10,256)	(8,865)
Proceeds on disposals of companies, net of cash and cash equivalents disposed	(Note 20)	767	354	3,615
Payments on investments in companies, net of cash and cash equivalents acquired	(Note 20)	(54)	(3,181)	(5,020)
Proceeds on financial investments not included under cash equivalents	(Note 20)	489	1,142	302
Payments on financial investments not included under cash equivalents	(Note 20)	(265)	(426)	(247)
(Payments)/proceeds on placements of cash surpluses not included under cash equivalents		42	(557)	217
Government grants received		−	7	30
Net cash flow used in investing activities	(Note 20)	(8,208)	(12,917)	(9,968)
Dividends paid	(Note 20)	(2,906)	(2,775)	(2,328)
Proceeds from share capital increase	(Note 20)	−	4,255	814
(Payments)/proceeds of treasury shares and other operations with shareholders	(Note 20)	(660)	(1,772)	(1,241)
Operations with other equity holders	(Note 20)	656	83	3,713
Proceeds on issue of debentures and bonds, and other debts	(Note 20)	5,693	1,602	4,453
Proceeds on loans, borrowings and promissory notes	(Note 20)	10,332	8,784	4,290
Cancellation of debentures and bonds, and other debts	(Note 20)	(6,873)	(3,805)	(5,116)
Repayments of loans, borrowings and promissory notes	(Note 20)	(8,506)	(9,858)	(8,604)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(Note 20)	(1,956)	(126)	(22)
Net cash used in financing activities	(Note 20)	(4,220)	(3,612)	(4,041)
Effect of changes in exchange rates		185	(1,000)	(1,616)
Effect of changes in consolidation methods and others		26	−	(16)
Net increase (decrease) in cash and cash equivalents during the year		1,121	(3,914)	(3,448)
CASH AND CASH EQUIVALENTS AT JANUARY 1		2,615	6,529	9,977
CASH AND CASH EQUIVALENTS AT DECEMBER 31	(Note 13)	3,736	2,615	6,529
RECONCILIATION OF CASH AND CASH EQUIVALENTS WITH THE STATEMENT OF FINANCIAL POSITION
BALANCE AT JANUARY 1		2,615	6,529	9,977
Cash on hand and at banks		1,278	4,912	7,834
Other cash equivalents		1,337	1,617	2,143
BALANCE AT DECEMBER 31	(Note 13)	3,736	2,615	6,529
Cash on hand and at banks		2,077	1,278	4,912
Other cash equivalents		1,659	1,337	1,617
(*) Amended data: comparative information was amended in order to cease to present Teléfonica United Kingdom as discontinued operations (see Notes 2 and 23).
The accompanying Notes 1 to 24 and Appendices I to VI are an integral part of these consolidated statements of cash flows.

Telefónica, S.A. and subsidiaries composing the Telefónica Group

Notes to the consolidated financial statements (consolidated annual accounts) for the year ended December 31, 2016

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

Appendix I lists the main companies composing the Telefónica Group, their corporate purpose, country, functional currency, share capital, the Group’s effective shareholding and their method of consolidation.

As a multinational telecommunications company which operates in regulated markets, the Group is subject to different laws and regulations in each of the jurisdictions in which it operates, pursuant to which permits, concessions or licenses must be obtained in certain circumstances to provide the various services. In addition, certain wireline and wireless telephony services are provided under regulated rate and price systems. Key regulatory issues, and concessions and licenses held by the Telefónica Group are detailed in Appendix VI.

The website www.telefonica.com provides more information about the organizational structure of the Group, the sectors in which it operates and the products it offers.

Note 2. Basis of presentation of the consolidated financial statements

The accompanying consolidated financial statements were prepared from the accounting records of Telefónica, S.A. and of each of the companies comprising the Telefónica Group, whose separate financial statements were prepared in accordance with the generally accepted accounting principles prevailing in the various countries in which they are located, and for purposes of these consolidated financial statements are presented in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which for the purposes of the Telefónica Group are not different from those adopted by the European Union, to give a true and fair view of the consolidated equity and financial position at December 31, 2016, and of the consolidated results of operations, changes in consolidated equity and the consolidated cash flows obtained and used in the year then ended. The euro is the Group’s reporting currency. The figures in these consolidated financial statements are expressed in millions of euros, unless otherwise indicated, and therefore may be rounded.

The accompanying consolidated financial statements for the year ended December 31, 2016 were approved by the Company’s Board of Directors at its meeting on February 22, 2017 for submission for approval at the General Shareholders’ Meeting, which is expected to occur without modification.

Note 3 contains a detailed description of the most significant accounting policies used to prepare these consolidated financial statements.

Materiality criteria

These consolidated financial statements do not include any information or disclosures that, not requiring presentation due to their qualitative significance, have been determined as immaterial or of no relevance pursuant to the concepts of materiality or relevance defined in the IFRS conceptual framework, insofar as the Telefónica Group’s consolidated financial statements, taken as a whole, are concerned.

Recognition of Telefónica’s operation in the United Kingdom

On March 24, 2015, Telefónica, S.A. reached an agreement with Hutchison Whampoa Group for the acquisition of Telefónica’s operations in United Kingdom. In accordance with IFRS 5, companies under the sale agreement were classified as a disposal group held for sale at that date, and their operations qualified as discontinued operations in the consolidated financial statements for the year ended December 31, 2015.

On May 11, 2016 the European Commission made public its decision to prohibit the transaction. Following this decision, the Board of Directors of Telefónica at its meeting on June 29, 2016 agreed that Telefónica will continue to explore different strategic alternatives for O2 UK, to be implemented when market conditions are deemed appropriate. Given that the execution of a sale transaction is less certain, following the submission of the consolidated financial information of the second quarter of 2016, Telefónica’s operations in United Kingdom were no longer presented as discontinued operations and their assets and liabilities ceased to be classified as held for sale. Thus, items are presented line by line in the consolidated financial statements.

Comparative financial statements have been amended accordingly with respect to those published in the consolidated financial statements for the year 2015. The impacts of this classification change are described in Note 23.

Comparative information and main changes in the consolidation scope

For comparative purposes, the accompanying consolidated financial statements for 2016 include the figures for 2015, and in the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows, and the notes thereto for the year then ended, they also include those of 2014.

The main events and changes in the consolidation scope affecting comparability of the consolidated information for 2016 and 2015 (see Appendix I for a detail of the consolidation scope and the changes during the year) are as follows:

a) Acquisition of 100% stake in GVT

Once the pertinent regulatory authorizations were obtained, Telefônica Brasil, S.A. acquired from Vivendi, S.A. the 100% of the share capital of Global Village Telecom, S.A. and its holding company GVT Participações, S.A. (collectively “GVT”).

Consequently, the Group consolidates GVT from May 1, 2015 using the full consolidation method. The main impacts are detailed in Note 5.

b) Acquisition of 56% stake in Distribuidora de Televisión Digital, S.A. (DTS)

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

c) Individual Suspension Plan

In 2015 Telefónica de España, S.A.U., Telefónica Móviles España, S.A.U. and Telefónica Soluciones de Informática y Comunicaciones de España, S.A.U. signed the 1st Collective Agreement of Related Companies (CEV), wholly backed by the largest labor unions. This agreement considered, among other elements, a plan of measures for individual suspension of the employment relationship in 2016 and 2017, applying principles of voluntariness, universality, non-discrimination and social responsibility. In December 2016, the Collective Agreement of Related Companies was extended until 2018, by virtue of the provisions of this same agreement (see Note 15).

The expense relating to the present value of the payment flows to meet the commitments resulting from the extension of this program was recognized in 2016. A total of 789 million euros was recorded for the Individual Suspension Plan in 2016 (2,896 million euros in 2015).

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

a) Hyperinflationary economies

Venezuela is considered as a hyperinflationary economy since 2009. The inflation rates used to prepare the financial information are the “Indice Nacional de Precios al Consumidor de Venezuela”, published by the Central Bank of Venezuela, or the best estimate in case the final index is not available. On an annual basis, these rates are 511.1%, 190.8% and 64.1% for 2016, 2015 and 2014, respectively.

The exchange rate used to translate inflation-adjusted bolivar-denominated items is the exchange rate as of the closing date of each reporting period, amounting to 673.762 bolivars per U.S. dollar (DICOM), 198.699 bolivars per U.S. dollar (SIMADI) and 49.988 bolivars per U.S. dollar (SICAD II) as of December 31, 2016, 2015 and 2014, respectively.

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

d) Intangible assets

Intangible assets are carried at acquisition or production cost, less any accumulated amortization or any accumulated impairment losses.

Intangible assets are amortized on a straight-line basis according to the following:

•	Expenditures incurred in developing new products to be available for sale or use within the Group’s own network, and whose future economic viability is reasonably certain (“Development costs”), are amortized on a straight-line basis over the period during which the related development project is expected to generate economic benefits, upon its completion.

•	Licenses granted to the Telefónica Group by various public authorities to provide telecommunications services and the value allocated to licenses held by certain companies at the time they were included in the Telefónica Group (“Service concession arrangements and licenses”) are amortized on a straight-line basis over the duration of related licenses from the moment commercial operation begins.

•	The allocation of acquisition costs attributable to customers acquired in business combinations, as well as the acquisition value of this type of assets in a third-party transaction for consideration (“Customer base”) are amortized on a straight-line basis over the estimated period of the customer relationship. The term length is between 5 to 14 years, based on the customer segment (residential, business, etc.) and the business model (prepaid, postpaid, etc.).

•	Software is amortized on a straight-line basis over its useful life, generally estimated to be between two and five years.

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

f) Impairment of non-current assets

Non-current assets, including goodwill and intangible assets are assessed at each reporting date for indicators of impairment. Whenever such indicators exist, or in the case of assets which are subject to an annual impairment test, the recoverable amount is estimated. An asset’s recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future post-tax cash flows deriving from the use of the asset or its cash generating unit, as applicable, are discounted to their present value using a post-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, whenever the result obtained is the same that would be obtained by discounting pre-tax cash flows at a pre-tax discount rate.

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

Deferred income taxes

The Group assesses the recoverability of deferred tax assets based on estimates of future earnings, and of all the options available to achieve an outcome, it considers the most efficient one in tax terms within the legal framework the Group is subject to. Such recoverability ultimately depends on the Group’s ability to generate taxable earnings over the period for which the deferred tax assets remain deductible. This analysis is based on the estimated schedule for reversing deferred tax liabilities, as well as estimates of taxable earnings, which are sourced from internal projections that are continuously updated to reflect the latest trends.

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

Exchange rate and inflation rates used to translate the financial statements of our Venezuelan subsidiaries

As of December 31, 2016, there are multiple exchange mechanisms and three published exchange rates legally available for translation of the financial statements of the Venezuelan subsidiaries.

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

In addition to this, Venezuela is considered as a hyperinflationary economy since 2009. Telefónica recognizes the effects of inflation by restating the financial information of its Venezuelan operation using the “Indice Nacional de Precios al Consumidor de Venezuela” issued by the Central Bank of Venezuela, or the best estimate in case the final index is not available.

Significant management judgment is required to determine the appropriate inflation rate where the official rate is not available. The estimates and underlying assumptions are based on careful consideration of factors that are considered to be relevant and rely on all the information available at the closing date. Actual results may differ from these estimates as a result of changes in circumstances and assumptions about future developments in Venezuela due to evolving market conditions, uncertainty about currency and operating restrictions or other circumstances arising beyond the control of the Company.

n) New IFRS and interpretations of the IFRS Interpretations Committee (IFRIC)

The accounting policies applied in the preparation of the consolidated financial statements for the year ended December 31, 2016 are consistent with those used in the preparation of the Group’s consolidated annual financial statements for the year ended December 31, 2015, except for the adoption, on January 1, 2016, of new amendments to standards published by the International Accounting Standards Board (IASB) and adopted by the European Union for application in Europe, noted below:

•	Improvements to IFRS 2012-2014

The annual improvements projects provide a vehicle for making non-urgent but necessary amendments to IFRSs, with the aim of removing inconsistencies and clarifying wording. These improvements do not have a significant impact on the results or financial position of the Group.

•	Amendments to IFRS 11, Accounting for Acquisitions of Interests in Joint Operations

The amendments to IFRS 11 require that a joint operator accounting for the acquisition of an interest in a joint operation, in which the activity of the joint operation constitutes a business, must apply the relevant IFRS 3 Business Combinations principles for business combination accounting. These amendments do not have any impact on the Group as there has been no interest acquired in a joint operation during the period.

•	Amendments to IAS 16 and IAS 38, Clarification of Acceptable Methods of Depreciation and Amortization

The amendments clarify the principle in IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is a part) rather than the economic benefits that are consumed through use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortise intangible assets. These amendments do not have any impact to the Group given that the Group does not use a revenue-based method to depreciate its noncurrent assets.

•	Amendments to IAS 1, Disclosure Initiative

The amendments to IAS 1 clarify, rather than significantly change, existing IAS 1 requirements. The amendments clarify:

o	The materiality requirements in IAS 1.

o	That specific line items in the statement(s) of profit or loss and OCI and the statement of financial position may be disaggregated.

o	That entities have flexibility as to the order in which they present the notes to financial statements.

o	That the share of OCI of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, and classified between those items that will or will not be subsequently reclassified to profit or loss.

Furthermore, the amendments clarify the requirements that apply when additional subtotals are presented in the statement of financial position and the statement(s) of profit or loss and OCI. The Group has considered these amendments in the preparation of these consolidated financial statements.

•	Amendments to IFRS 10, IFRS 12 and IAS 28, Investment Entities: Applying the Consolidation Exception

The amendments address issues that have arisen in applying the investment entities exception under IFRS 10 Consolidated Financial Statements. These amendments have not been endorsed by the EU for use in Europe, but they do not have any impact on the Group as the Group does not apply the consolidation exception.

New standards and amendments to standards issued but not effected as of December 31, 2016

At the date of preparation of the consolidated financial statements, the following IFRSs and amendments had been published, but their application was not mandatory:

Standards and amendments		Mandatory application: annual periods beginning on or after
Amendments to IAS 7	Disclosure Initiative	January 1, 2017
Amendments to IAS 12	Recognition of Deferred Tax Assets for Unrealised Losses	January 1, 2017
IFRS 9	Financial instruments	January 1, 2018
IFRS 15	Revenues from Contracts with Customers	January 1, 2018
Clarifications to IFRS 15	Revenues from Contracts with Customers (issued on 12 April 2016)	January 1, 2018
Amendments to IFRS 2	Classification and Measurement of Share-based Payment Transactions	January 1, 2018
Amendments to IFRS 4	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts	January 1, 2018
Amendments to IAS 40	Transfers of Investmenty Property	January 1, 2018
IFRIC 22	Foreign Currency Transactions and Advance Consideration	January 1, 2018
Improvements to IFRS Standards 2014-2016 Cycle		January 1, 2017/2018
IFRS 16	Leases	January 1, 2019
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Deferred Indefinitely

Based on the analyses made to date, the Group estimates that the adoption of many of these standards, amendments and interpretations will not have a significant impact on the consolidated financial statements in the initial period of application. However, the following issued but not yet effective standards are expected to have a significant impact on the consolidated financial statements at the time of their adoption and prospectively.

IFRS 15 Revenues from Contracts with Customers

IFRS 15 sets out the requirements for recognizing revenue from contracts with customers. The Group is currently assessing the impact of the application of this new standard on its contracts. A number of expected impacts has been identified in connection with the following aspects, among others:

•	In accordance with the current accounting policy, for bundled packages that combine multiple wireline, wireless, data, internet or television goods or services, the total package revenue is allocated among the identified elements based on their respective fair values. In these cases, portions of the total consideration that are contingent upon delivery of undelivered elements are not allocated to delivered elements. Instead, under IFRS 15, revenue will be allocated to each element based on their standalone selling prices in relation to the total consideration of the package. Revenue will be recognized when (or as) the obligation is satisfied, regardless of whether there are undelivered items. As a consequence, the adoption of these new requirements will result in an acceleration of revenues recognized from the sale of handsets and other equipment, generally recognized at the moment of delivery to the end customer, to the detriment of ongoing service revenue over subsequent periods. To the extent that the packages are marketed at a discount, the difference between the revenue from the sale of equipment and the consideration received from the customer upfront will be recognized as a contract asset on the statement of financial position.

•	Under the current accounting policy, all expenses directly related with obtaining a contract (sales commissions and other third party acquisition costs) are expensed when incurred. However, IFRS 15 will require these costs of acquiring a contract to be recognized as an asset when incurred, to be expensed over the associated contract period. Likewise, certain contract fulfilment costs which are currently expensed when incurred, will be deferred under IFRS 15 where they are related to a performance obligation that that is satisfied over time.

•	Compared to the current revenue standard, IFRS 15 sets out more detailed requirements on how to account for contract modifications. Certain changes must be accounted for as a retrospective change, while other modifications must be accounted for prospectively as separate contracts or resulting in a reallocation of revenues amongst identified performance obligations.

The Group is progressing in the process of implementing the new requirements, but due to the significant number of transactions affected, the high volume and dispersion of the information involved and the complexity of estimations, quantifying reasonably the implications of this standard is not possible at present. However, considering the current commercial offers as well as the volume of contracts affected, the Group expects that the changes introduced by IFRS 15 would have a significant impact on the Group's financial statements on first-time adoption. IFRS 15 allows for two transition methods, namely the full retrospective method and the modified retrospective method. It is also possible to elect to apply certain practical solutions at the moment of first application of the standard on the determination of the contracts to be accounted for under the new standard; so depending on the transition method chosen, the impacts of the first application will be different. In addition to this, the Group’s consolidated financial statements will include more quantitative disclosures for revenue related accounts.

IFRS 9 Financial Instruments

IFRS 9 is applicable to financial assets and financial liabilities, and covers requirements for classification, measurement, impairment and de-recognition of financial assets and financial liabilities, together with a new hedge accounting model. The Group expects the key changes to be relates to documentation of policies and hedging strategies, as well as the estimation of expected losses on all financial assets. Changes introduced by IFRS 9 will affect the recognition and measurement of financial assets and derivative financial instruments from January 1, 2018. The Group is undertaking the process of implementing the new requirements, but due to the significant items potentially affected and the complexity of estimations, quantifying reasonably the implications of this standard is not possible at present.

IFRS 16 Leases

IFRS 16 requires lessees to recognize assets and liabilities arising from all leases (except for short-term leases and leases of low-value assets) in the statement of financial position.

The Group acts as a lessee on a very significant number of lease agreements over different assets, such as third-party towers, circuits, office buildings and stores and land where the towers are located, mainly. A significant portion of these contracts is accounted for as operating lease under the current lease standard, with lease payments being recognized generally on a straight-line basis over the contract term.

The Group is currently in the process of estimating the impact of this new standard on such contracts. This analysis includes the estimation of the lease term, based on the non-cancellable period and the periods covered if the option to extend the lease is exercised, where exercise is reasonably certain, which will depend, to a large extent, on the expected use of the Group's own assets jointly with the underlying leased assets. In addition to this, the Group will make assumptions to calculate the discount rate, which will mainly be based on the incremental borrowing rate of interest for the estimated term. In addition to the mentioned estimations, the standard allows for two transition methods: retrospectively for all periods presented, or using a modified retrospective approach where the cumulative effect of adoption is recognized at the date of initial application. Also, certain practical expedients are available on first-time application in connection with the lease liability measurement, discount rates, impairment, leases that finish within the twelve months subsequent to the date of first application, initial direct costs, and term of the lease. Therefore, the impacts of the first application will depend on the transition method used.

Due to the different alternatives available, together with the complexity of the estimations and the significant number of lease contracts, the Group has not yet completed the implementation process, so at present it is not possible to make a reasonable estimation of the impact of initial application of the new requirements. However, based on the volume of contracts affected, although it has not quantified the impact, the Group expects that the changes introduced by IFRS 16 would have a significant impact on its financial statements from the date of adoption, including the recognition on the balance sheet of right of use assets and a corresponding lease obligation in connection with a significant number of contracts that are classified as operating leases under the current lease standard. Also, amortization of the right of use assets and recognition of interest costs on the lease obligation on the statements of income will replace amounts recognized as lease expense under the current lease standard. Classification of lease payments in the statement of cash flows will also be affected by the requirements under the new lease standard.

Note 4. Segment information

The organizational structure approved by the Board of Directors of Telefónica, S.A. on February 26, 2014 is made up of the following segments: Telefónica Spain, Telefónica United Kingdom, Telefónica Germany, Telefónica Brazil and Telefónica Hispanoamérica (formed by the Group’s operators in Argentina, Chile, Peru, Colombia, Mexico, Venezuela, Central America, Ecuador and Uruguay).

As described in Note 2, Telefónica United Kingdom is no longer presented as disposal group held for sale and discontinued operation. Therefore, the segment information for 2015 and 2014 has been amended with respect to the information presented in the 2015 consolidated financial statements.

These segments include the information relating to wireline, wireless, cable, data, internet and television businesses and other digital services in accordance with each location. The results, assets and liabilities of the segments include the new companies that operate the towers business. Consequently the impacts of the intercompany sales of towers have been eliminated. "Other companies and eliminations" includes the companies belonging to the transverse areas as well as other Group companies and eliminations in the consolidation process.

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

Operating income before depreciation and amortization (OIBDA) is calculated by excluding solely depreciation and amortization from operating income. OIBDA is used to track the performance of the business and to establish operating and strategic targets of the Telefónica Group companies. OIBDA is a commonly reported measure and is widely used among analysts, investors and other interested parties in the telecommunications industry, although not a measure explicitly defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. OIBDA should not be considered as a substitute for operating income.

The following table presents income and CapEx information (capital expenditures in intangible assets and property,plant and equipment, see Notes 6 and 8) regarding the Group’s operating segments:

2016
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispano- américa	Other companies and eliminations	Total Group
Revenues	12,713	6,861	7,503	11,097	12,579	1,283	52,036
External revenues	12,410	6,822	7,460	11,067	12,337	1,940	52,036
Inter-segment revenues	303	39	43	30	242	(657)	−
Other operating income and expenses	(8,246)	(5,152)	(5,709)	(7,383)	(9,102)	(1,326)	(36,918)
OIBDA	4,467	1,709	1,794	3,714	3,477	(43)	15,118
Depreciation and amortization	(1,830)	(1,090)	(2,211)	(2,038)	(2,190)	(290)	(9,649)
Operating income	2,637	619	(417)	1,676	1,287	(333)	5,469
Capital expenditures (CapEx)	1,847	931	1,108	2,138	2,613	291	8,928

2015 (*)
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispano- américa	Other companies and eliminations	Total Group
Revenues	12,402	7,837	7,888	11,060	14,387	1,342	54,916
External revenues	12,194	7,787	7,874	11,027	14,147	1,887	54,916
Inter-segment revenues	208	50	14	33	240	(545)	−
Other operating income and expenses	(10,066)	(5,908)	(6,030)	(7,487)	(10,031)	(2,165)	(41,687)
OIBDA	2,336	1,929	1,858	3,573	4,356	(823)	13,229
Depreciation and amortization	(1,898)	(1,196)	(2,128)	(1,916)	(2,241)	(325)	(9,704)
Operating income	438	733	(270)	1,657	2,115	(1,148)	3,525
Capital expenditures (CapEx)	1,827	883	2,230	2,105	3,060	356	10,461
(*) Amended data (see Note 2).

2014 (*)
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispano- américa	Other companies and eliminations	Total Group
Revenues	12,023	7,062	5,522	11,231	13,155	1,384	50,377
External revenues	11,832	7,021	5,500	11,200	13,013	1,811	50,377
Inter-segment revenues	191	41	22	31	142	(427)	−
Other operating income and expenses	(6,352)	(5,318)	(4,789)	(7,688)	(9,087)	(1,628)	(34,862)
OIBDA	5,671	1,744	733	3,543	4,068	(244)	15,515
Depreciation and amortization	(1,805)	(1,121)	(1,426)	(1,762)	(2,034)	(400)	(8,548)
Operating income	3,866	623	(693)	1,781	2,034	(644)	6,967
Capital expenditures (CapEx)	1,732	755	849	2,933	2,842	337	9,448
(*) Amended data (see Note 2).

The following table presents segment assets, liabilities and investments accounted for by the equity method:

2016
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispano- américa	Other companies and eliminations	Total Group
Investments accounted for by the equity method	1	6	−	2	1	66	76
Fixed assets	15,559	9,771	15,825	27,522	15,126	1,794	85,597
Total allocated assets	22,353	12,025	18,835	35,192	21,694	13,542	123,641
Total allocated liabilities	13,009	3,907	6,078	9,636	13,002	49,624	95,256

2015 (*)
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispano- américa	Other companies and eliminations	Total Group
Investments accounted for by the equity method	2	6	−	2	2	68	80
Fixed assets	15,393	11,570	16,780	22,169	14,504	2,038	82,454
Total allocated assets	21,349	14,745	19,913	28,308	21,623	14,391	120,329
Total allocated liabilities	13,411	4,781	6,471	7,911	14,384	47,935	94,893
(*) Amended data (see Note 2).

The composition of segment revenues, detailed by the main countries in which the Group operates, is as follows:

Millions of euros	2016				2015 (*)				2014 (*)
Country	Fixed	Mobile	Other and elims.	Total	Fixed	Mobile	Other and elims.	Total	Fixed	Mobile	Other and elims.	Total
Spain	9,795	4,149	(1,231)	12,713	9,359	4,337	(1,294)	12,402	8,543	4,556	(1,076)	12,023
United Kingdom	−	6,861	−	6,861	−	7,837	−	7,837	−	7,062	−	7,062
Germany	981	6,498	24	7,503	1,043	6,832	13	7,888	1,138	4,375	9	5,522
Brazil	4,428	6,669	−	11,097	4,154	6,906	−	11,060	3,613	7,618	−	11,231
Hispanoamérica	3,732	8,882	(35)	12,579	4,070	10,347	(30)	14,387	3,604	9,578	(27)	13,155
Argentina	1,133	1,867	−	3,000	1,376	2,539	−	3,915	1,055	2,008	−	3,063
Chile	925	1,238	−	2,163	928	1,292	−	2,220	842	1,247	−	2,089
Peru	1,126	1,373	−	2,499	1,200	1,566	−	2,766	1,077	1,427	−	2,504
Colombia	548	861	−	1,409	566	942	−	1,508	629	1,090	−	1,719
Mexico	−	1,410	−	1,410	−	1,783	−	1,783	−	1,649	−	1,649
Venezuela and Central America	−	1,344	−	1,344	−	1,379	−	1,379	−	1,420	−	1,420
Remaining operators and segment eliminations	−	789	(35)	754	−	846	(30)	816	1	737	(27)	711
Other and inter-segment eliminations	−	−	−	1,283	−	−	−	1,342	−	−	−	1,384
Total Group	−	−	−	52,036	−	−	−	54,916	−	−	−	50,377
(*) Amended data (see Note 2). Note: In the countries of the Telefónica Hispanoamérica segment with separate fixed and mobile operating companies, the intercompany revenues have not been considered.

Note 5. Business combinations and acquisitions of non-controlling interests

Business combinations

Finalization of the purchase price allocation of GVT

On September 19, 2014 Telefónica S.A. signed an agreement with Vivendi, S.A. for the acquisition by Telefónica Brasil, S.A. of Global Village Telecom, S.A. and its holding company GVT Participações, S.A. (jointly "GVT") for a cash consideration of 4,663 million euros (through payment in cash and debt assumption), as well as delivery of shares representing 12% of the share capital of the new Telefónica Brasil, S.A. resulting from the integration with GVT.

Once the pertinent regulatory authorizations were obtained, the Extraordinary General Shareholders Meeting of Telefónica Brasil, S.A. held on 28 May, 2015, approved the acquisition.

At the date of authorization for issue of the 2015 consolidated financial statements of the Telefónica Group the purchase price allocation was provisional. In 2016 the preliminary allocation was reviewed within the twelve-month period from the acquisition date, without any change in the fair value of the assets acquired and liabilities assumed.

The table below sets out the consideration transferred, the fair values of the assets and liabilities identified at the acquisition date, and the goodwill generated.

Millions of euros
Gross cash consideration (date of agreement)	4,663
Contingent consideration	102
Fair value of 12% of Telefónica Brasil transferred	2,476
Consideration transferred	7,241
Price adjustment for net debt and hedges	(2,168)
Intangible assets	835
Customer relationships	751
Other intangible assets	84
Property, plant and equipment	2,374
Deferred tax assets	182
Accounts receivable	282
Other assets	256
Cash and cash equivalents	116
Financial debt	(2,102)
Trade and other payables	(202)
Provisions	(208)
Other liabilities	(217)
Fair value of net assets	1,316
Goodwill (Note 7)	3,757

The sale and purchase agreement contemplated a contingent consideration regarding a legal deposit set up by GVT. In September 2014, GVT requested the cancellation of the deposit and the return of the amount deposited. The amount recovered based on a final ruling will be returned to Vivendi. The ultimate date for this is up to 15 years. The fair value of the contingent consideration on the acquisition date was 344 million Brazilian reais (102 million euros on acquisition date), subject to discount.

In accordance with IFRS 3, contingent liabilities at fair value were recognized at the acquisition date, amounting to 513 million Brazilian reais (153 million euros on acquisition date). These contingent liabilities amounted to 578 million Brazilian reais (168 million euros) at December 31, 2016.

Finalization of the purchase price allocation of DTS

Once the relevant competence authorizations were obtained, on April 30, 2015 the acquisition by Telefónica of 56% of the share capital of Distribuidora de Televisión Digital, S.A. (DTS) owned by PRISA was completed.

Following the resolution of the adjustments to the purchase price in April 2016, Telefónica paid 29 million euros, resulting on a total consideration of 725 million euros. As a result, the goodwill at December 31, 2015 was amended (see Note 7).

At the date of authorization for issue of the 2015 consolidated financial statements of the Telefónica Group the purchase price allocation was provisional. In 2016 the preliminary allocation was reviewed within the twelve-month period from the acquisition date, without any change in the fair value of the assets acquired and liabilities assumed.

The table below sets out the total consideration, the fair values of the assets and liabilities identified at acquisition date, and the goodwill generated.

Millions of euros
Cash payment 56% stake	725
Fair value of the prior stake	739
Intangible assets	378
Customer relationships	362
Other intangible assets	16
Property, plant and equipment	91
Deferred tax assets	454
Trade and other receivables	137
Other assets	213
Financial debt	(350)
Trade and other payables	(367)
Other liabilities	(66)
Fair value of net assets	490
Goodwill (Note 7)	974

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

An agreement on the final purchase price was reached with KPN in December 2015. The original purchase price was reduced overall by 134 million euros. 30 million euros of this figure was adjusted against goodwill within the twelve-month period. A sufficiently secure agreement on the final purchase price was not reached at the end of the aforementioned twelve-month period foreseen in the accounting regulation, therefore estimates based on partial agreements and expert opinions were used in order to determine the purchase price for the final goodwill calculation. The remaining amount, 104 million euros, was recognised in “other operating income” as it arose after the twelve-month period since the date of acquisition (see Note 18).

The table below sets out the consideration transferred, the fair values of the assets and liabilities identified at the acquisition date, and the goodwill generated:

Millions of euros	Final fair values at acquisition date
Intangible assets	4,182
Customer relationships	2,857
Frecuency usage rights	1,057
Rest of intangible assets	268
Property, plant and equipment	1,742
Inventories	21
Trade and other receivables	677
Other financial assets	19
Other non-financial assets	93
Cash and cash equivalents	396
Deferred revenue	(220)
Provisions	(254)
Interest-bearing debt	(528)
Current trade and other payables	(709)
Fair value of net assets	5,419
Goodwill	2,014
Cash payment	4,906
Fair value of the T. Deutschland shares purchased by KPN	2,527
Purchase price	7,433
Purchase price adjustments outside measurement period	(104)
Final purchase price	7,329

Transactions with non-controlling interests

2016

No material transactions with non-controlling interests were carried out that were significant for the Group in 2016.

2015

Acquisition from Vivendi of 4.5% of Telefónica Brasil

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

In September 2015, after the regulatory approval from CADE, Telefónica delivered to Vivendi 46.0 million of its treasury shares representing 0.95 % of its share capital with an effect on treasury shares and in retained earnings in the amount of 555 million euros and 69 million euros, respectively (see Note 12), in exchange for 58.4 million preferred shares of Telefônica Brasil, S.A, (received by Vivendi, S.A. in the context of the acquisition of GVT Participaçoes, S.A.) representing approximately 3.5% of the share capital of Telefônica Brasil, S.A.

After the acquisition the stake of Telefónica Group increased to 73.6%.

Under this agreement, Vivendi, S.A. committed, among other obligations: (i) to refrain from selling the Telefónica shares during specified periods (lock up), and (ii) to comply with certain restrictions that, in case of sale, and once the lock up periods have lapsed, would ensure an orderly sale of such shares.

2014

No material transactions with non-controlling interests were carried out that were significant for the Group in 2014, except for those related to E-Plus acquisition (see Note 12.h).

Note 6. Intangible assets

The composition of and movements in net intangible assets in 2016 and 2015 are as follows:

2016
Millions of euros	Balance at 12/31/2015	Additions	Amortization	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Inclusion of companies	Balance at 12/31/2016
Service concession arrangements and licenses	11,881	340	(1,230)	(15)	(2)	620	−	11,594
Software	2,722	836	(1,686)	(16)	866	170	−	2,892
Customer base	3,932	−	(632)	−	−	135	−	3,435
Trademarks	978	1	(87)	−	−	20	−	912
Other intangible assets	147	32	(63)	1	7	2	1	127
Intangible assets in process	1,489	471	−	2	(390)	(14)	−	1,558
Total intangible assets	21,149	1,680	(3,698)	(28)	481	933	1	20,518

2015
Millions of euros	Balance at 12/31/2014	Additions	Amortization	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Inclusion of companies	Balance at 12/31/2015
Service concession arrangements and licenses	13,346	387	(1,290)	−	805	(1,367)	−	11,881
Software	2,905	759	(1,560)	(15)	773	(216)	76	2,722
Customer base	3,499	−	(612)	−	135	(203)	1,113	3,932
Trademarks	1,133	−	(92)	−	3	(84)	18	978
Other intangible assets	297	60	(79)	(4)	(132)	(3)	8	147
Intangible assets in process	1,047	1,580	−	−	(1,124)	(14)	−	1,489
Total intangible assets	22,227	2,786	(3,633)	(19)	460	(1,887)	1,215	21,149
Note: In 2016 Telefónica United Kingdom is no longer presented as a discontinued operation, thus the 2015 movement has been amended (see Note 2).

The gross cost, accumulated amortization and impairment losses of intangible assets at December 31, 2016 and 2015 are as follows:

Balance at 12/31/2016
Millions of euros	Gross cost	Accumulated amortization	Impairment losses	Intangible assets
Service concession arrangements and licenses	21,843	(10,249)	−	11,594
Software	16,361	(13,466)	(3)	2,892
Customer base	7,253	(3,818)	−	3,435
Trademarks	2,017	(1,105)	−	912
Other intangible assets	1,135	(1,003)	(5)	127
Intangible assets in process	1,558	−	−	1,558
Intangible assets	50,167	(29,641)	(8)	20,518

Balance at 12/31/2015 (*)
Millions of euros	Gross cost	Accumulated amortization	Impairment losses	Intangible assets
Service concession arrangements and licenses	21,218	(9,337)	−	11,881
Software	14,445	(11,720)	(3)	2,722
Customer base	7,182	(3,250)	−	3,932
Trademarks	2,053	(1,075)	−	978
Other intangible assets	1,143	(991)	(5)	147
Intangible assets in process	1,491	−	(2)	1,489
Intangible assets	47,532	(26,373)	(10)	21,149
(*) Amended data (see Note 2).

Outstanding among “Additions” of service concession arrangements and licenses in 2016 is the acquisition of an LTE block of 2x15 MHz in the 700 MHz band by Telefónica Peru for 284 million euros. The acquired frequency has immediate availability and will allow enhancing LTE coverage and capacity across the country.

During exercise 2016, the investment effort also reflects the acquisition of 7 LTE Regional blocks of 2x10 MHz in the 2.5 GHz band by Telefónica Brazil for 48 million euros.

Outstanding among “Additions” of intangible assets in process in 2015 was the acquisition by Telefónica Germany of LTE blocks for 1,198 million euros:

•	700 MHz: two blocks of 2x10 MHz

•	900 MHz: two blocks of 2x10 MHz

•	1800 MHz: two blocks of 2x10 MHz

The acquired frequencies at 900 MHz and 1,800 MHz can be used from January 1, 2017. The use of the acquired frequencies at 700 MHz is expected from the date they are vacated by the broadcasting companies.

During 2015, the acquisition of LTE licenses was recorded in Argentina (196 million euros), Ecuador (127 million euros), Spain (49 million euros), Mexico (8 million euros) and Chile (6 million euros).

“Inclusion of companies” in 2015 mainly corresponds to the acquisitions of GVT and DTS (see Note 5).

The spectrum licenses in the 800 MHz and 900 MHz acquired by Telefónica Móviles España in 2011 for 793 million euros were transferred from “Intangible assets in process” to “Service concession arrangements and licenses in 2015” since they are available for the company from February 4 and March 31, 2015, respectively.

Details of the principal concessions and licenses with which the Group operates are provided in Appendix VI.

The impact of the monetary adjustments due to hyperinflation in Venezuela is included under “Translation differences and hyperinflation adjustments”.

Note 7. Goodwill

The movement in this heading assigned to each Group segment was the following:

2016
Millions of euros	Balance at 12/31/15	Acquisitions	Write-offs	Translation differences and hyperinflation adjustments	Balance at 12/31/16
Telefónica Spain	4,306	−	−	−	4,306
Telefónica Brazil	9,345	−	−	2,220	11,565
Telefónica Germany	4,787	−	−	−	4,787
Telefónica United Kingdom	5,621	−	−	(797)	4,824
Telefónica Hispanoamérica	3,187	−	(215)	68	3,040
Others	149	26	(13)	2	164
Total	27,395	26	(228)	1,493	28,686

2015
Millions of euros	Balance at 12/31/14	Acquisitions	Write-offs	Translation differences and hyperinflation adjustments	Balance at 12/31/15
Telefónica Spain (*)	3,332	974	−	−	4,306
Telefónica Brazil	8,407	3,757	−	(2,819)	9,345
Telefónica Germany	4,787	−	−	−	4,787
Telefónica United Kingdom (**)	5,296	−	−	325	5,621
Telefónica Hispanoamérica	3,365	−	−	(178)	3,187
Others	250	7	(104)	(4)	149
Total (*) (**)	25,437	4,738	(104)	(2,676)	27,395

(*) After the final resolution of the acquisition price of DTS, the goodwill was amended according to IFRS 3 (see Note 5).

(**) In 2016 Telefónica United Kingdom is no longer presented as a discontinued operation, thus the 2015 movement has been amended (see Note 2).

Additions in 2016 relate to the acquisitions of Nova Casiopea and Saluspot (see Appendix I).

After analyzing the most recent business plan approved in October 2016 by the Board of Directors of Telefónica, S.A., and as a result of applying the inflation index (estimated inflation in 2016 in Venezuela was more than 500%) to its assets, which included goodwill, an impairment loss of 124 million euros was recognized on the total goodwill assigned to Telefónica Venezuela, with a balancing entry in “Other expenses” (see Note 18). At the end of 2015, it was expected that a certain turning point would be reached in Venezuela in 2016 within the macroeconomic (a lower fall in output and a stabilization of the inflation rate). However, the scenario has become more complex in 2016, when the economic situation, according to several analysts, although there are no official figures, points towards a further drop in GDP with regard to 2015, whilst inflation was above both the level of 2015, and that which was forecast 12 months ago.

Likewise, in 2016 an impairment loss of 91 million euros was also recognized in relation to the goodwill of Telefónica Móviles México, with a balancing entry in “Other expenses” (see Note 18). The economic uncertainty and resultant financial volatility associated with the change of president in the United States of America and the changing competitive environment in the Mexican telecommunications market, have led to a slowdown in the growth forecast in the business plan and a set of efficiency ratios that have improved more slowly than in previous years. This uncertainty makes it advisable a more conservative medium-term outlook to be taken in the valuation parameters.

A decrease of 13 million euros was also recognized in 2016 in relation to the sale of Televisión Federal, S.A. (see Note 18).

The amount in “Acquisitions” of the Telefónica Spain segment for 2015 corresponds to the acquisition of DTS (see Note 5). The amount for Telefónica Brazil corresponds to the acquisition of GVT (see Note 5).

Write-offs in 2015 related to the partial adjustment of the goodwill generated on the acquisition of Telefónica Digital Inc., with a balancing entry in “Other expenses” (see Note 18).

In order to test for impairment, goodwill has been allocated to the different cash-generating units (CGUs), which are grouped into the following reportable operating segments:

	12/31/2016	12/31/2015
Telefónica Spain (*)	4,306	4,306
Telefónica Brazil	11,565	9,345
Telefónica Germany	4,787	4,787
Telefónica United Kingdom (**)	4,824	5,621
Telefónica Hispanoamérica	3,040	3,187
Chile	1,022	933
Peru	813	766
Mexico	368	532
Argentina	217	255
Others Telefónica Hispanoamérica	620	701
Others	164	149
TOTAL (*)(**)	28,686	27,395

(*) Modified data at December 2015 to reflect the final cost of DTS participation (see Note 5).

(**) Amended data in 2015 (see Note 2).

Goodwill is tested for impairment at the end of the year using the strategic plans of the various cash-generating units to which the goodwill is assigned, approved by the Board of Directors. The strategic plans cover a period of four years, including the closing year. Therefore, in order to complete the five years of cash flows after the closing year, an additional two-year normalization period is adding to the strategic plan based on the operating variables until the terminal parameters are reached; the consensus of analysts' forecasts is used as a reference.

The process of preparing the CGUs’ strategic plans takes into consideration the current condition of each CGU’s market, analyzing the macroeconomic, competitive, regulatory and technological climate together with each CGU’s competitive positioning and growth opportunities given market projections, as well as the operators' ability to set them apart from the competition. A growth target is therefore defined for each CGU and the operating resources and fixed asset investments that need to be assigned in order to reach this growth target are estimated. In addition, premises are defined for boosting operating efficiency, in line with the strategic transformation initiatives defined, with a view to increasing operating cash flow over the life of the plan. In this process, the Group has also assessed the level of fulfillment of the strategic plans in the past.

Main assumptions used in calculating value in use

Value in use is calculated for the various CGUs based on the aforementioned approved business plans. Subsequently, certain variables are taken into account such as the OIBDA margin and the Capital Expenditure ratio (expressed as a percentage of revenue), which are considered the key operating variables to measure the business performance and to set financial targets. Finally, the discount rates and the perpetuity growth rates are taken into account.

In terms of revenue, the plan is in line with the average three-year estimates made by analysts, which include a trend towards stability or improvement. This trend is supported by service revenue which, leveraging the distinctiveness and quality of the Group's products and services thanks to the investments made, includes growth in the high-value customer base and monetization of the growing data consumption in rational markets, although it is highly competitive in certain segments.

Revenue therefore reflects, in the case of Spain, the growth in penetration and revenue of customers converging on a high quality network; in Germany, the strong growth of high-value mobile data customers; in Brazil, the strength of Telefónica's leadership driven by its leadership and quality and capturing integration synergies; and in the United Kingdom, the drive of mobile data.

Following is a description of the principal variables considered for each CGU with significant goodwill (Brazil, Spain, United Kingdom and Germany).

OIBDA margin and long-term Capital Expenditure (CapEx) ratio

The values obtained, described in the previous paragraphs, are compared with the available data on competitors in the geographic markets where Telefónica Group operates. With regard to Europe, the long-term OIBDA margin for operations in Spain is 42% whilst in Germany (30.5%) and the United Kingdom (26%), it is below this figure. The long-term OIBDA margin is therefore in line with analysts' forecasts over a three year horizon, with Spain estimated at 43%, Germany at 29% and the United Kingdom at 25%.

Respect to the ratio of CapEx over revenues, over the term of the strategic plan, the Group’s European operators invest at a percentage of revenue aligned with the range for peers in the region. However, the valuations performed for the impairment tests for Spain, Germany and United Kingdom take into account the opinions of Telefónica Group’s analysts for Spain and United Kingdom, and Telefónica Deutschland’s analysts for Germany with regard to investment needs (around 13% for the three countries).

The OIBDA margin for Brazil is in line with the average of analysts' three year forecasts for peers in emerging markets, at approximately 36%, and also considers analysts' long-term opinions about Brazil. Over the term of the strategic plan, the operator will invest a percentage at the lower end of the range for its peers. However, this is also in line with the investment needs identified by analysts (17%).

There were no significant changes in the operating indicators compared to the previous year.

Discount rate

The discount rate, applied to measure the cash flows, is the weighted average cost of capital (WACC), determined by the weighted average cost of equity and debt according the finance structure established for each CGU.

This rate is calculated using the capital asset pricing model (CAPM), which takes into account the asset’s systemic risk, and the impact of risks on cash flows not generated internally, such as country risk, business-specific credit risk, currency risk and price risk specific to the financial asset.

The most significant components of WACC are summarized as follows:

•	Risk-Free Rate: understood as the interest rate offered by long-term sovereign bonds. The rate is determined using current market data and estimates of equilibrium levels (according to standard econometric models) between which the interest rates should fall, thus adjusting the return in low rates as a result of the high influence on term premiums of public debt purchased by central banks.

•	Political Risk Premium: incorporates the insolvency risk inherent to the country due to political and/or financial events, the calculation of which is based on the quoted prices of credit default swaps for each country or, failing this, the EMBI+ index, published by JP Morgan, based on the information available and the liquidity conditions of these swaps.

•	Equity Risk Premium (ERP), which measures the additional risk required for equity assets with a return greater than risk-free assets, is determined using a combination of historical approaches (expost), backed by external publications and studies of various past returns, and prospective approaches (exante), based on market publications, taking into account the medium- and long-term profit expectations based on the degree of maturity and development of each country.

•	Beta Coefficient: is a multiplier of the equity risk premium, considered to be systematic risk. It is estimated based on a series of historical share prices of comparable companies listed on the stock exchange, thus determining the correlation between the return on the companies' shares and the return on the general index that is representative of the stock exchange of the country where said company is listed.

The main underlying data used in these calculations are obtained from independent and renowned public external information sources.

The after-tax discount rates applied to the cash flow projections in 2016 and 2015 for the main CGUs are as follows:

Discount rate in local currency	2016	2015
Spain	6.2%	6.1%
Brazil	11.3%	11.9%
United Kingdom	7.1%	n.a.(1)
Germany	5.7%	5.3%

(1) At December 31, 2015, the value in use of Telefónica United Kingdom was calculated based on the expected sale price following the agreement reached with Hutchison (see Note 2).

The cost of capital for Telefónica United Kingdom is considered to have greater market risk, due to the increase in volatility of British equity securities as a result of Brexit, however, this risk is in line with the estimates given by analysts.

With regard to Mexico, the after-tax discount rates increased from 9.05% in 2015 to 9.86% in 2016 as a result of the financial volatility associated with the change of president in the United States of America.

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

The perpetuity growth rates applied to the cash flow projections in 2016 and 2015 for the main CGUs are as follows:

Perpetuity growth rate in local currency	2016	2015
Spain	0.8%	0.7%
Brazil	5.0%	5.0%
United Kingdom	0.8%	n.a.(1)
Germany	1.0%	1.0%

(1) At December 31, 2015, the value in use of Telefónica United Kingdom was calculated based on the expected sale price following the agreement reached with Hutchison (see Note 2).

There were no significant changes in the perpetuity growth rates for 2016 compared to those used in 2015 (Europe remains below 1% and Brazil around 5%).

In the case of Brazil, the perpetuity growth rate is in line with the Brazilian Central Bank’s medium-term inflation target (4.5%, within a range of ±1.5 p.p.) and is aligned with the analyst consensus for the Strategic Plan horizon (around 5%) and below the forecast nominal GDP growth rate (which oscillates around 7%). A conservative outlook has been maintained, in line with analysts’ expectations.

Sensitivity to changes in assumptions

The Group carries out a sensitivity analysis of the impairment test by considering reasonable changes in the main assumptions used in such test. For each CGU with significant goodwill (Brazil, Spain, United Kingdom and Germany) the following maximum increases or decreases, expressed in percentage points (p.p.), were assumed:

Changes in key assumptions, In percentage points (p.p.)	Spain Germany	United Kingdom	Brazil
Financial variables
Discount rate	+/- 0.5	+/- 0.5	+/- 1
Perpetuity growth rates	+/- 0.25	+/- 0.25	+/- 0.5
Operating variables
OIBDA Margin	+/- 2	+/- 1.5	+/- 2
Ratio of CapEx/Revenues	+/- 1	+/- 0.75	+/- 1

In the case of Telefónica Brazil, with a 100 b.p. increase in WACC, the carrying amount of the CGU would be nearly the same as its recoverable amount as of December 31, 2016.

The sensitivity analysis revealed no significant risks for the other main CGUs. In Spain, United Kingdom and Germany there is a comfortable gap between the recoverable value and the carrying amount.

In the case of Telefónica México, a 50 b.p. increase in WACC could result in a negative impact for additional goodwill impairment of around 235 million euros, while with a 50 b.p. decrease in the perpetuity growth rate the negative impact would be around 190 million euros. On the other hand, a decrease of 1 p.p. in OIBDA margin could result in a negative impact of approximately 170 million euros, and with an increase of 0.5 p.p. in the CapEx ratio the negative impact would be around 85 million euros.

Note 8. Property, plant and equipment

The composition of and movement in the items comprising net “Property, plant and equipment” in 2016 and 2015 were the following:

2016
Millions of euros	Balance at 12/31/15	Additions	Depreciation	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Exclusion of companies	Balance at 12/31/16
Land and buildings	4,851	59	(386)	(36)	198	173	(1)	4,858
Plant and machinery	24,682	1,325	(5,034)	(22)	4,464	1,369	(14)	26,770
Furniture, tools and other items	1,412	190	(531)	(19)	344	30	−	1,426
PP&E in progress	2,965	5,674	−	(12)	(5,365)	89	(12)	3,339
Total PP&E	33,910	7,248	(5,951)	(89)	(359)	1,661	(27)	36,393

2015
Millions of euros	Balance at 12/31/14	Additions	Depreciation	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Inclusion of companies	Balance at 12/31/15
Land and buildings	5,065	59	(488)	(39)	382	(220)	92	4,851
Plant and machinery	23,637	1,624	(5,008)	(54)	4,381	(2,123)	2,225	24,682
Furniture, tools and other items	1,311	234	(575)	(27)	456	(101)	114	1,412
PP&E in progress	3,143	5,758	−	(5)	(5,696)	(270)	35	2,965
Total PP&E	33,156	7,675	(6,071)	(125)	(477)	(2,714)	2,466	33,910
Note: In 2016 Telefónica United Kingdom is no longer presented as a discontinued operation, thus the 2015 movement has been amended (see Note 2).

The gross cost, accumulated depreciation and impairment losses of property, plant and equipment at December 31, 2016 and 2015 are as follows:

Balance at December 31, 2016
Millions of euros	Gross cost	Accumulated depreciation	Impairment losses	PP&E
Land and buildings	11,930	(7,069)	(3)	4,858
Plant and machinery	99,945	(73,021)	(154)	26,770
Furniture, tools and other items	7,288	(5,852)	(10)	1,426
PP&E in progress	3,350	−	(11)	3,339
Total PP&E	122,513	(85,942)	(178)	36,393

Balance at December 31, 2015 (*)
Millions of euros	Gross cost	Accumulated depreciation	Impairment losses	PP&E
Land and buildings	11,515	(6,661)	(3)	4,851
Plant and machinery	91,172	(66,362)	(128)	24,682
Furniture, tools and other items	6,816	(5,392)	(12)	1,412
PP&E in progress	2,982	−	(17)	2,965
Total PP&E	112,485	(78,415)	(160)	33,910
(*) Amended data (see Note 2).

Investment by Telefónica Spain in property plant and equipment in 2016 and 2015 amounted to 1,610 and 1,575 million euros, respectively. Rapid fiber optic roll out, exceeding 17 million premises passed in 2016, together with investments in LTE network, with a 96% population coverage, and transport network modernization.

Investment by Telefónica United Kingdom in property plant and equipment in 2016 and 2015 amounted to 776 and 759 million euros, respectively. The investment has been focused on increasing LTE coverage, achieving 95% population coverage by year-end 2016, and also pursuing the improvement of network capacity and quality of customer experience.

Investment by Telefónica Germany in property plant and equipment in 2016 and 2015 amounted to 742 and 739 million euros, respectively. LTE roll out has been the company´s main focus, achieving a coverage of 79% by year-end 2016, and network consolidation activities, which are allowing to enhance customer experience and to capture integration synergies.

Investment by Telefónica Brazil in property plant and equipment in 2016 and 2015 amounted to 1,782 and 1,824 million euros, respectively. The investment was mainly dedicated to extend the coverage and capacity of 4G and 3G mobile networks, as well as improving network quality, and the deployment and connection of fiber network in the fixed business.

Investment by Telefónica Hispanoamérica in property plant and equipment in 2016 and 2015 amounted to 2,165 and 2,562 million euros, respectively. This investment has been mainly focused on improving the coverage and capacity of 3G and 4G networks, the roll out of ultra-broadband fixed capabilities (fiber / HFC) and the quality enhancement in broadband and TV services.

“Inclusion of companies” in 2015 mainly corresponds to GVT and DTS (see Note 5).

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

Property, plant and equipment deriving from finance leases amounted to 476 million euros at December 31, 2016 (557 million euros at December 31, 2015). The most significant finance leases are disclosed in Note 22.

Note 9. Associates and joint ventures

The breakdown of items related to associates and joint ventures recognized in the consolidated statements of financial position and income statements is as follows:

Millions of euros
	12/31/2016	12/31/2015 (*)
Investments accounted for by the equity method	76	80
Loans to associates and joint ventures	16	21
Receivables from associates and joint ventures for current operations (Note 11)	28	33
Financial debt, associates and joint ventures	9	399
Payables to associates and joint ventures (Note 14)	497	806
(*) Amended data (see Note 2).

Millions of euros
	2016	2015 (*)	2014 (*)
Share of (loss) of investments accounted for by the equity method	(5)	(10)	(510)
Revenue from operations with associates and joint ventures	213	217	472
Expenses from operations with associates and joint ventures	32	85	503
Financial income with associates and joint ventures	−	−	49
Financial expenses with associates and joint ventures	2	17	16
(*) Amended data (see Note 2).

The table above includes the transactions with the companies of the Telecom Italia Group until the classification of the investment in Telco, S.p.A. as available-for-sale financial asset at the end of 2014. In 2015 Telefónica sold its stake in Telecom Italia, S.p.A., according to the regulatory and competition commitments assumed (see Note 13).

The detail of the movement in investments in associates in 2016 and 2015 was the following:

Investments accounted for by the equity method	Millions of euros
Balance at 12/31/14	788
Additions	57
Translation differences and other comprehensive income	(5)
Income (loss)	(10)
Dividends	(11)
Transfers and other	(739)
Balance at 12/31/15	80
Additions	17
Translation differences and other comprehensive income	2
Income (loss)	(5)
Dividends	(13)
Transfers and other	(5)
Balance at 12/31/16	76
Note: In 2016 Telefónica United Kingdom is no longer presented as a discontinued operation, thus the 2015 movement has been amended (see Note 2).

Additions in 2016 included 7 million euros related to The Smart Steps Data Technology Company (see Note 10).

On April 30, 2015 the acquisition of the 56% of DTS Distribuidora de Televisión Digital, S.A. was completed (see Note 5). From this transaction, DTS and its subsidiaries are incorporated to the Telefónica Group consolidation perimeter under full consolidation method. Until April 30, 2015, the previous stake held by Telefónica Group (44%) was registered under equity method. This movement was registered in “Transfers and other” for 739 million euros.

Note 10. Related parties

Significant shareholders

The significant shareholders of the Company are Bilbao Vizcaya Argentaria, S.A. (BBVA), Blackrock, Inc. and Caja de Ahorros y Pensiones de Barcelona (“la Caixa”) with stakes in Telefónica, S.A. of 6.33%, 5.22% and 5.15%, respectively.

During 2016 the Group did not carry out any significant transactions with Blackrock, Inc., other than the dividends paid corresponding to its stake.

A summary of significant transactions between the Telefónica Group and the companies of BBVA and those of la Caixa, carried out at market prices, is as follows:

Millions of euros
2016	BBVA	La Caixa
Finance costs	36	2
Receipt of services	5	4
Purchase of goods	−	65
Other expenses	1	−
Total costs	42	71
Finance income	22	−
Contracts of management	1	−
Dividends received(1)	15	N/A
Services rendered	40	66
Sale of goods	3	42
Other income	11	−
Total revenue	92	108
Finance arrangements: loans and capital contributions (borrower)	396	45
Finance arrangements: loans and capital contributions (lender)	−	10
Guarantees	314	50
Commitments	−	84
Finance arrangements: loans and capital contributions (lessee)	244	203
Dividends	243	185
Factoring operations	533	250
(1) At December 31, 2016, Telefónica holds a 0.67% stake in the share capital of Banco Bilbao Vizcaya Argentaria, S.A. (see Note 13.a).

Millions of euros
2015(*)	BBVA	La Caixa
Finance costs	24	1
Leases	1	−
Receipt of services	5	13
Purchase of goods	1	53
Total costs	31	67
Finance income	15	1
Contracts of management	1	−
Dividends received(1)	16	N/A
Services rendered	35	52
Sale of goods	6	64
Other income	17	−
Total revenue	90	117
Finance arrangements: loans and capital contributions (borrower)	534	422
Finance arrangements: loans and capital contributions (lender)	−	6
Guarantees	317	39
Commitments	1	79
Finance arrangements: loans and capital contributions (lessee)	54	50
Dividends	212	113
Factoring operations	164	150
(1) At December 31, 2015, Telefónica held a 0.69% stake in the share capital of Banco Bilbao Vizcaya Argentaria, S.A. (see Note 13.a).
(*)Amended data (see Note 2).

In addition, the nominal value of outstanding derivatives held with BBVA and la Caixa in 2016 amounted to 18,047 and 392 million euros, respectively (19,824 million euros held with BBVA and 1,241 million euros held with la Caixa in 2015). As explained in Derivatives policy in Note 16, this figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying. The fair value of these same derivatives in the statement of financial position is 988 and -35 million euros, respectively, in 2016 (948 and -26 million euros, respectively, in 2015). Additionally, at December 31, 2016 there were collateral guarantees on derivatives with BBVA amounting to 240 million euros.

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

Telefónica contracted a civil liability insurance scheme (D&O) for Directors, managers and staff with similar functions in the Telefónica Group, with standard conditions in these type of insurance and a premium attributable to 2016 of 2,088,500 euros. This scheme provides coverage for Telefónica, S.A. and its subsidiaries, in certain cases.

Compensation and other benefits paid to members of the Board of Directors and senior executives are detailed in Note 21.f and Appendix II of these consolidated financial statements.

A representative from Telefónica remains on China Unicom’s board of directors, and vice versa (see Note 13). In addition, Telefónica maintains an industrial alliance with this company. On December 18, 2015 a joint venture with China Unicom was incorporated, for the development of Big Data services in China using “Smart Steps” technology, developed by Telefónica. Telefónica’s stake in this company is 45% through Telefónica Digital España, S.L.; China Unicom Broadband Online Limited Corp. owns the remaining 55% stake. In 2016, Telefónica paid 7 million euros for its shareholding in the company (see Note 9). The company is already commercially operative and obtained turnover equivalent to 4 million euros in 2016.

Certain Telefónica Group subsidiaries have performed transactions with the Inditex Group in 2016, transactions related to the Group's ordinary course of business, concerning telecommunications and related services, amounting to 36 million euros.

A member of Telefónica, S.A.’s Board of Directors in 2015 was also board member of Abertis Infraestructuras, S.A., parent of Abertis. Telefónica has signed agreements with Abertis, through its subsidiary On Tower Telecom Infraestructuras, S.A. (previously Abertis Tower, S.A.), by virtue of which Telefónica Spain has sold mobile phone at a price of 44 million euros in 2015, generating a gain of 38 million euros in 2015. Additionally, in 2015, an agreement was signed through which On Tower Telecom Infraestructuras S.A. leases certain space in the aforesaid infrastructures for Telefónica Móviles España, S.A.U. to install its communications equipment. In 2016, this company is no longer considered as a related party.

Note 11. Trade and other receivables

The breakdown of this consolidated statement of financial position heading at December 31, 2016 and 2015 is as follows:

Millions of euros	12/31/2016	12/31/2015 (*)
Trade receivables billed	8,620	8,466
Trade receivables unbilled	3,003	2,829
Impairment of trade receivables	(2,795)	(2,787)
Receivables from associates and joint ventures (Note 9)	28	33
Other receivables	418	564
Short-term prepayments	1,401	1,121
Total	10,675	10,226
(*) Amended data (see Note 2).

Public-sector net trade receivables at December 31, 2016 and 2015 amounted to 331 million euros and 360 million euros, respectively.

The movement in impairment of trade receivables in 2016 and 2015 is as follows:

Millions of euros
Impairment provision at December 31, 2014	2,757
Allowances	968
Amounts applied	(888)
Inclusion of companies	146
Translation differences and other	(196)
Impairment provision at December 31, 2015	2,787
Allowances	915
Amounts applied	(1,044)
Translation differences and other	137
Impairment provision at December 31, 2016	2,795
Note: In 2016 Telefónica United Kingdom is no longer presented as a discontinued operation, thus the 2015 movement has been amended (see Note 2).

The balance of trade receivables billed and receivables from associates and joint ventures net of impairment losses at December 31, 2016 amounted to 5,853 million euros (5,712 million euros at December 31, 2015), of which 3,672 million euros were not yet due (3,365 million euros at December 31, 2015).

Net balance of trade receivables billed of 260 million euros and 265 million euros are over 360 days due at December 31, 2016 and 2015, respectively.

Note 12. Equity

a) Share capital and share premium

2016

On October 11, 2016, the deed of a share capital decrease was registered, cancelling 74,627,988 of own shares, reducing the company´s share capital by 74,627,988 euros.

On December 7, 2016, the deed of a share capital increase of 137,233,781 euros ordinary shares with a par value of 1 euro each were issued, with a charge to reserves; as part of the scrip dividend shareholder remuneration deal. Share capital amounts to 5,037,804,990 euros subsequent to this increase.

At December 31, 2016, Telefónica, S.A.´s share capital amounted to 5,037,804,990 euros and consisted of 5,037,804,990 fully paid ordinary shares of a single series, par value of 1 euro, all recorded by the book-entry system and traded on the Spanish electronic trading system (“Continuous Market”), where they form part of the “Ibex 35” Index, on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and listed on the London and Buenos Aires Stock Exchanges, and on the New York and Lima Stock Exchanges, through American Depositary Shares (‘ADSs’).

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

Authorizations by Shareholders’ Meeting

With respect to authorizations given regarding share capital, on June 12, 2015, authorization was given at the Annual Shareholders’ Meeting of Telefónica, S.A. for the Board of Directors, at its discretion and in accordance with the Company’s needs, to increase the Company’s capital, once or several times, within a maximum period of five years from that date, up to a maximum nominal increase of 2,469,208,757 euros, equivalent to half of Telefónica, S.A.’s share capital at that date, by issuing and placing new shares, -with or without a share premium, and, in all cases, in exchange for cash, expressly considering the possibility that the new shares may not be fully subscribed. The Board of Directors was also empowered to exclude, partially or fully, pre-emptive subscription rights under the terms of Section 506 of the Spanish Enterprises Act. However, the power to exclude preemptive rights is limited to 20% of the Company’s share capital on the date of adoption of this resolution.

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

b) Dividends

Dividends distribution in 2016 and capital increase

Approval was given at the Shareholder´s Meeting of Telefónica S.A. of May 12, 2016 to pay a dividend with a charge to unrestricted reserves of a fixed gross 0.40 euros per outstanding share carrying dividend rights. The dividend was paid in full on May 19, 2016, and the total amount paid was 1,906 million euros.

On November 11, 2016 the Executive Commission of Telefónica, S.A.’s Board of Directors approval to pay a scrip dividend amounting to approximately 0.35 euros per share consisting of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, and a subsequent capital increase with a charge to reserves by such amount as may be determined pursuant to the terms and conditions of the resolution, by means of the issue of new ordinary shares having a par value of one euro, to fulfill said allotments.The payment was paid on December 7, 2016, with and impact in equity amounting to 500 million euros.

Additionally, the shareholders of 70.01% of the free-of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. Thus, the final number of shares issued in the capital increase was 137,233,781 shares with a nominal value of 1 euro each.

Proposed distribution of profit attributable to equity holders of the parent

Telefónica, S.A. generated 24 million euros of profit in 2016.

The Company’s Board of Directors will submit the following proposed distribution of 2016 profit for approval at the Shareholders’ Meeting:

Millions of euros
Legal reserve	2
Other reserves	22
Total	24

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

c) Other equity instruments

Undated deeply subordinated securities

The undated deeply subordinated securities have been issued by Telefónica Europe B.V. unless specified otherwise.

The characteristic of the undated deeply subordinated securities during the exercises 2016, 2015 and 2014 are the following (millions of euros):

	Coupon
Issue date	Annual Fix	Variable	Exercisable from issuer	2016	2015	2014
09/15/16	3.750%	from 03/15/22 rate SWAP + spread incremental	2022	1,000	-	-
03/30/15(*)	8.50%	from 03/30/20 rate SWAP + spread incremental	2020	452	452	-
12/04/14	4.20%	from 12/04/19 rate SWAP + spread incremental	2019	850	850	850
03/25/14	5%	from 03/25/20 rate SWAP + spread incremental	2020	750	750	750
	5.875%	from 03/25/24 rate SWAP + spread incremental	2024	1,000	1,000	1,000
11/26/13	6.75%	from 11/26/20 rate SWAP + spread incremental	2020	716	716	716
09/18/13	6.5%	from 09/18/18 rate SWAP + spread incremental	2018	1,125	1,125	1,125
	7.625%	from 09/18/21 rate SWAP + spread incremental	2021	625	625	625
				6,518	5,518	5,066

(*) Issued by Colombia Telecomunicaciones, S.A. ESP (500 million US dollars)

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

On September 15, 2016, Telefónica Europe, B.V. issued undated deeply subordinated guaranteed fixed rate reset securities, with the subordinated guarantee of Telefónica, S.A., in an aggregate principal amount of 1,000 million euros and subject to a call option exercisable starting on the fifth anniversary and a half from the issuance date. The Securities will accrue interest at a rate of 3.75% annually as from (and including) the issue date up to March 15, 2022. From (and including) March 15, 2022, the Securities will accrue a fixed rate of interest equal to the applicable 5.5 year Swap Rate plus a margin of: (i) 3.858% per year as from March 15, 2022 up to (but excluding) March 15, 2027; (ii) 4.108% per year as from March 15, 2027 up to (but excluding) March 15, 2042; and (iii) 4.858% per year as from (and including) March 15, 2042.

In 2016, the payment of the coupons related to the undated deeply subordinated in an aggregate amount, net of tax effects, of 255 million euros (247 and 129 million euros in 2015 and 2014, respectively), was recorded as “Retained earnings” in the consolidated statements of changes in equity.

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

These notes mandatorily convertible were compound instruments that have been split into its two components: a debt component amounting 215 million euros, corresponding to the present value of the coupons; and an equity component, for the remaining amount, due to the issuer option to convert the treasury shares to a fix ratio, included in the heading “other equity instruments”. The second coupon was paid in 2016 amounting to 74 million euros (73 million euros in 2015).

d) Legal reserve

According to the consolidated text of the Corporate Enterprises Act, companies must transfer 10% of profit for the year to a legal reserve until this reserve reaches at least 20% of share capital. The legal reserve can be used to increase capital by the amount exceeding 10% of the increased share capital amount. Except for this purpose, until the legal reserve exceeds the limit of 20% of share capital, it can only be used to offset losses, if there are no other reserves available. At December 31, 2015, this reserve was amounting to 984 million euros. The Shareholders´ Meeting at May 12, 2016 approved an allocation of 1 million with a charge to the profit of exercise 2015. At December 31, 2016, after the capital increase carried forward in 2016, the Company needs to increase the legal reserve by 23 million euros additionally, until obtain the legal reserve will fully constituted. The proposed distribution of 2016 profit includes an allocation of 2 million euros regarding this concept.

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

The capital gain will be deemed to have been realized in respect of the portion on which the depreciation has been recorded for accounting purposes or when the revalued assets have been transferred or derecognized. In this respect, an amount of 8 million euros was reclassified to “Retained earnings” in 2016 (8 million euros in 2015 and 6 million euros in 2014), corresponding to revaluation reserves subsequently considered unrestricted. At December 31, 2016, this reserve amounts to 85 million euros (93 million euros at December 31, 2015).

Reserve for cancelled share capital

In accordance with Section 335.c) of the Corporate Enterprises Act and to render null and void the right of opposition provided for in Section 334 of the same Act, whenever the Company decreases capital it records a reserve for cancelled share capital for an amount equal to the par value of the cancelled shares, which can only be used if the same requirements as those applicable to the reduction of share capital are met. In 2016, a reserve for cancelled share capital amounting to 75 million euros was recorded, the same amount as the capital reduction made in the year. In 2015, a reserve for cancelled share capital amounting to 74 million euros, the same amount as the capital reduction made in the year. The cumulative amount at December 31, 2016 and 2015 was 731 and 656 million euros, respectively.

f) Translation differences

The breakdown of the accumulated contribution of translation differences at December 31 is as follows:

Millions of euros	2016	2015(*)	2014
Brazilian real	(5,999)	(9,884)	(5,552)
Venezuelan bolivars	(3,165)	(3,141)	(2,923)
Pound sterling	(2,918)	(1,395)	(1,901)
Other currencies	(2,658)	(2,369)	(1,756)
Total Group	(14,740)	(16,789)	(12,132)

(*) Amended data (See Note 2).

g) Treasury share instruments

At December 31, 2016, 2015 and 2014, Telefónica, S.A. held the following treasury shares:

		Euros per share
	Number of shares	Acquisition price	Trading price	Market value*	%
Treasury shares at 12/31/16	141,229,134	10.48	8.82	1,246	2.80339%
Treasury shares at 12/31/15	141,639,159	11.69	10.24	1,450	2.84690%
Treasury shares at 12/31/14	128,227,971	11.68	11.92	1,528	2.75332%
(*) Millions of euros

In 2016, 2015 and 2014 the following transactions involving treasury shares were carried out:

Number of shares
Treasury shares at 12/31/13	29,411,832
Acquisitions	100,723,415
Disposals	(129,177)
Employee share option plan	(1,778,099)
Treasury shares at 12/31/14	128,227,971
Acquisitions	138,036,450
Disposals	(47,824,300)
Employee share option plan	(2,724,699)
Capital reduction	(74,076,263)
Treasury shares at 12/31/15	141,639,159
Acquisitions	77,087,297
Employee share option plan	(2,869,334)
Capital reduction	(74,627,988)
Treasury shares at 12/31/16	141,229,134

Treasury shares purchases in 2016 amounted to 668 million euros (1,654 million euros and 1,176 million euros in 2015 and 2014, respectively).

Treasury shares sold, including share plan redemptions, in 2016, 2015 and 2014 amounted to 26 million euros, 593 million euros and 1 million euros, respectively.

The main sale of treasury shares in 2015 was the exchange with Vivendi, S.A. of 46 million of Telefónica, S.A.´s treasury shares, for 58.4 million preferred shares of Telefônica Brasil, S.A., amounting to 555 million euros (see Note 5).

On June 30, 2016, the third phase of the Telefónica, S.A. long-term incentive plan called “Performance and Investment Plan 2013-2016” (“PIP 2013-2016”) ended, which did not entail the delivery of any shares to Telefónica Group managers.

On June 30, 2015, the second phase of the Telefónica, S.A. long-term incentive plan called “Performance and Investment Plan 2012-2015” (“PIP 2012-2015”) ended. According to the level of “Total Shareholder Return” (TSR) achieved, 77%, 2,724,699 shares were delivered (see Note 19).

On October 13, 2016, pursuant to the resolution of the share capital reduction, by the cancellation of own shares, adopted by the Annual General Shareholders’ Meeting of Telefónica held on May 12, 2016, the public deed of this share capital reduction was registered in the Madrid Mercantile Registry (Registro Mercantil). Therefore, 74,627,988 of the own shares of Telefónica, S.A. totalling 813 million euros were cancelled.

On July 24, 2015, pursuant to the resolution of the share capital reduction, by the cancellation of own shares, adopted by the Annual General Shareholders’ Meeting of Telefónica held on June 12, 2015, the public deed of this share capital reduction was registered in the Madrid Mercantile Registry (Registro Mercantil). Therefore, 74,076,263 of the own shares of Telefónica, S.A. totalling 886 million euros were cancelled.

The Company maintains a derivative financial instrument subject to net settlement on a notional equivalent to 35.2 million of Telefónica shares in 2016 (33.8 million equivalent shares in 2015), recognized under “Current interest-bearing debt” in the consolidated financial statements for both fiscal years.

h) Equity attributable to non-controlling interests

“Equity attributable to non-controlling interests” represents the share of non-controlling interests in the equity and income or loss for the year of fully consolidated Group companies. The movements in this heading of the 2016, 2015 and 2014 consolidated statement of financial position are as follows:

Millions of euros	Balance at 12/31/15	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/(loss) for the year	Change in translation differences	Other movements	Balance at 12/31/16
Telefônica Brasil, S.A.	4,644	−	−	(232)	257	1,099	(12)	5,756
Telefónica Deutschland Holding, A.G.	4,638	−	−	(263)	(217)	−	(8)	4,150
Colombia Telecomunicaciones, S.A., ESP	(30)	−	−	−	(32)	(7)	(19)	(88)
Telefónica Centroamericana Inversiones, S.L.	354	−	−	(28)	19	8	1	354
Other	59	1	(8)	(1)	3	3	(1)	56
Total	9,665	1	(8)	(524)	30	1,103	(39)	10,228

Millions of euros	Balance at 12/31/14	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/(loss) for the year	Change in translation differences	Other movements	Balance at 12/31/15
Telefônica Brasil, S.A.	3,656	4,359	(1,714)	(346)	288	(1,603)	4	4,644
Telefónica Deutschland Holding, A.G.	5,178	−	(116)	(268)	(159)	−	3	4,638
Colombia Telecomunicaciones, S.A., ESP	(50)	17	−	−	(8)	8	3	(30)
Telefónica Centroamericana Inversiones, S.L.	326	−	−	(25)	18	34	1	354
Other	76	(8)	−	(2)	(4)	−	(3)	59
Total	9,186	4,368	(1,830)	(641)	135	(1,561)	8	9,665

Millions of euros	Balance at 12/31/13	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/(loss) for the year	Change in translation differences	Other movements	Balance at 12/31/14
Telefónica Czech Republic, a.s.	666	−	(666)	−	−	−	−	−
Telefônica Brasil, S.A.	3,491	−	−	(269)	423	(5)	16	3,656
Telefónica Deutschland Holding, A.G.	1,962	3,615	−	(122)	(277)	−	−	5,178
Colombia Telecomunicaciones, S.A., ESP	(165)	−	−	−	91	7	17	(50)
Telefónica Centroamericana Inversiones, S.L.	283	6	−	(14)	9	41	1	326
Other	60	10	−	(1)	5	4	(2)	76
Total	6,297	3,631	(666)	(406)	251	47	32	9,186

Revenues, OIBDA, capital expenditure and the main items of the statement of financial position for the main companies of the Telefónica Group with non-controlling interests, which are Telefônica Brasil and Telefónica Germany, are included in Note 4. The statements of cash flows of these companies are as follows:

Millions of euros
Telefônica Brasil	2016	2015	2014
Net cash flow provided by operating activities	3,123	2,893	3,138
Net cash flow used in investing activities	(2,039)	(4,111)	(2,544)
Net cash flow used in financing activities	(1,218)	1,530	(1,096)
	(134)	312	(502)

Millions of euros
Telefónica Germany	2016	2015	2014
Net cash flow provided by operating activities	2,154	2,081	1,620
Net cash flow used in investing activities	(1,252)	(2,180)	(4,081)
Net cash flow used in financing activities	(1,323)	(1,023)	3,530
	(421)	(1,122)	1,069

2016

In 2016 movement is remarkable the effect of dividends declared by Telefónica Brazil, S.A. and Telefónica Deutschland Holding, A.G., as well as the impact of translation differences, mainly by the evolution of the Brazilian real.

Colombia Telecomunicaciones and its shareholders are analyzing the most appropriate measures to strengthen its equity position.

2015

In 2015, “Sales of non-controlling interests and inclusion of companies” reflects the effect of the capital increase in Telefônica Brasil, S.A. for the acquisition of GVT, and the changes in the investment percentages related to the same operation (see Note 5). Additionally, it is worth highlighting the changes in the investment percentages in Colombia Telecomunicaciones, pursuant to amendment nº 1 of the Framework investment Agreement executed with the Colombian Government (see Note 21.b).

2014

In 2014, “Sales of non-controlling interests and inclusion of companies” reflects the effect of the capital increase in Telefónica Deutschland Holding, A.G. for the acquisition of E-Plus, and the changes in the investment percentages related to the same operation, amounting to 3,627 million euros, revised data to reflect the finalization of the purchase price allocation of E-Plus (see Note 5). The removal of Telefónica Czech Republic, a.s. from the scope of consolidation is also significant.

Note 13. Financial assets and liabilities

1.- Financial assets

The breakdown of financial assets of the Telefónica Group at December 31, 2016 and 2015 is as follows:

December 31, 2016
	Fair value through profit or loss				Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Available- for-sale	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Held-to-maturity investments	Rest of financial assets at amortized cost	Total carrying amount	Total fair value
Non-current financial assets	1,716	270	1,333	3,332	864	5,766	21	−	3,114	9,765	9,765
Investments	−	−	825	−	620	205	−	−	−	825	825
Long-term credits	−	270	508	−	76	681	21	−	1,330	2,108	1,954
Deposits and guarantees	−	−	−	−	−	−	−	−	1,938	1,938	1,938
Derivative instruments	1,716	−	−	3,332	168	4,880	−	−	−	5,048	5,048
Impairment losses	−	−	−	−	−	−	−	−	(154)	(154)	−
Current financial assets	883	118	115	1,173	483	1,806	−	39	4,362	6,690	6,690
Financial investments	883	118	115	1,173	483	1,806	−	39	626	2,954	2,954
Cash and cash equivalents	−	−	−	−	−	−	−	−	3,736	3,736	3,736
Total financial assets	2,599	388	1,448	4,505	1,347	7,572	21	39	7,476	16,455	16,455

December 31, 2015 (*)
	Fair value through profit or loss				Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Available- for-sale	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Held-to-maturity investments	Rest of financial assets at amortized cost	Total carrying amount	Total fair value
Non-current financial assets	2,340	238	1,823	2,975	1,511	5,847	18	148	2,881	10,405	10,405
Investments	−	−	1,289	−	1,068	221	−	−	−	1,289	1,289
Long-term credits	−	238	534	−	79	675	18	145	1,966	2,883	2,376
Deposits and guarantees	−	−	−	−	−	−	−	3	1,422	1,425	1,425
Derivative instruments	2,340	−	−	2,975	364	4,951	−	−	−	5,315	5,315
Impairment losses	−	−	−	−	−	−	−	−	(507)	(507)	−
Current financial assets	859	116	85	1,540	448	2,152	−	10	3,058	5,668	5,668
Financial investments	859	116	85	1,540	448	2,152	−	10	443	3,053	3,053
Cash and cash equivalents	−	−	−	−	−	−	−	−	2,615	2,615	2,615
Total financial assets	3,199	354	1,908	4,515	1,959	7,999	18	158	5,939	16,073	16,073
(*) Amended data (see Note 2).

The calculation of the fair values of the Telefónica Group’s debt instruments required an estimate, for each currency and counterparty, of a credit spread curve using the prices of the Group’s bonds and credit derivatives.

Derivatives are measured using the valuation techniques and models normally used in the market, based on money-market curves and volatility prices available in the market.

a) Non-current financial assets

The movement in items composing “Non-current financial assets” in 2016 and 2015 is as follows:

Millions of euros	Investments	Long-term credits	Deposits and guarantees	Derivative financial assets	Impairment provision	Total
Balance at 12/31/14	1,278	3,137	1,561	5,499	(502)	10,973
Acquisitions	156	1,305	140	489	(30)	2,060
Disposals	(2,349)	(911)	(146)	(26)	(1)	(3,433)
Inclusion of companies	−	29	160	−	−	189
Translation differences	(7)	(83)	(411)	81	30	(390)
Fair value adjustments and financial updates	522	55	119	586	−	1,282
Transfers and others	1,689	(649)	2	(1,314)	(4)	(276)
Balance at 12/31/15	1,289	2,883	1,425	5,315	(507)	10,405
Acquisitions	73	995	169	73	(13)	1,297
Disposals/Aplication	(446)	(975)	(102)	(270)	402	(1,391)
Translation differences	8	(31)	337	(15)	30	329
Fair value adjustments and financial updates	(103)	(21)	102	151	−	129
Transfers and others	4	(743)	7	(206)	(66)	(1,004)
Balance at 12/31/16	825	2,108	1,938	5,048	(154)	9,765
Note: In 2016 Telefónica United Kingdom is no longer presented as a discontinued operation, thus the 2015 movement has been amended (see Note 2).

Investments

“Investments” includes the fair value of investments in companies where Telefónica does not exercise significant control and for which there is no specific disposal plan for the short term (see Note 3.i).

On July 10, 2016, Telefónica sold 1.51% of the share capital of China Unicom (Hong Kong) Limited for 322 million euros (see Note 20). This transaction had a negative impact of 155 million euros on consolidated financial results. At December 31, 2016, Telefónica maintained a 1% stake in the share capital of China Unicom (Hong Kong) Limited, valued at 263 million euros (2.51% at December 31, 2015, valued at 672 million euros).

Additionally, the Telefónica Group’s shareholding in Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) amounts to 283 million euros (298 million euros at December 31, 2015), representing 0.67% of its share capital at December 31, 2016 (0.69% at December 31, 2015).

As of December 31, 2014, the stake in Telco, S.p.A. was 66% amounting to a book value of 73 million euros (registered as available-for-sale financial asset). The demerger of Telco, S.p.A. was formalized on June 17, 2015. Thereafter, the ordinary shares in Telecom Italia, S.p.A. held by Telco, S.p.A. (equivalent to 22.3% of the company’s ordinary share capital) were assigned to shareholders, whereby the new company Telco TE, S.p.A., fully-owned by Telefónica (consolidated under the full integration method), received shares equivalent to 14.72% of the ordinary share capital of Telecom Italia. “Transfers and others” of the above table in 2015 mainly includes the impact of the aforementioned demerger (see Note 9).

In compliance with the commitments undertaken in the acquisition agreement of GVT, Telefónica delivered 1,110 million ordinary shares in Telecom Italia, S.p.A. (representing 8.2% of the ordinary shares in the company) to Vivendi, S.A. in exchange for 4.5% of the share capital in Telefônica Brasil, S.A. (see Note 5).

Also, Telco TE, S.p.A. signed a sale and purchase agreement with a financial entity to transfer 872 million ordinary shares in Telecom Italia S.p.A., representing 6.5% of the ordinary shares of the latter, for approximately 1,025 million euros.

Likewise, Telefónica arranged several hedging instruments which will allow Telefónica, S.A. to repurchase the shares of Telecom Italia, S.p.A. that are necessary to meet its exchange obligations under the mandatory exchangeable bonds for shares of Telecom Italia, S.p.A., issued by Telefónica, S.A. in July 2014 and maturing in July, 2017. These instruments are recorded under caption “Derivative instruments” of financial liabilities on the accompanying disclosure.

The positive impact in the Net financial expense for the year 2015 related with the transactions with Telecom Italia shares described above amounted to 380 million euros.

At year-end the Group assessed the securities in its portfolio of listed available-for-sale assets individually for impairment. The analysis did not uncover the need to recognize any significant impairment losses.

Long-term credits and impairment losses

The composition of long-term credits is as follows:

Million euros	12/31/2016	12/31/2015 (*)
Long-term trade receivables	593	703
Long-term prepayments	338	371
Long-term receivables for indirect taxes	144	104
Other long-term credits	1,033	1,705
Total	2,108	2,883

(*) Amended data (see Note 2).

“Other long-term credits” includes long-term financial assets of the subsidiary Seguros de Vida y Pensiones Antares, S.A., fundamentally fixed-income securities, amounting to 749 million euros and 747 million euros at December 31, 2016 and 2015, respectively. These assets are mainly intended to cover the obligations from the defined benefit plans of Telefónica de España (ITP and Survival), though they do not qualify as “plan assets” under IAS 19 (see Note 15).

The movement in impairment corrections in 2016, was mainly due to the write-off of long-term receivables after the agreement reached by Telefónica Móviles México with other operators on disputes over interconnection tariffs in prior years.

Derivative financial assets

In “Transfers and others” in 2015 there was the reclassification to short-term derivative financial assets relating to Telefónica, S.A., amounting to 1,292 million euros.

b) Current financial assets

This heading of financial investments includes the following items:

•	Derivative financial assets with a short-term maturity or not used to hedge non-current items in the consolidated statement of financial position, in the amount of 1,872 million euros at December 31, 2016 (2,140 million euros at December 31, 2015).

•	Short-term investments in financial instruments recognized at fair value to cover commitments undertaken by the Group’s insurance companies, amounting to 304 million euros at December 31, 2016 (396 million euros at December 31, 2015), recorded at fair value.

•	Short-term deposits and guarantees amounting to 450 million euros at December 31, 2016 (269 million euros at December 31, 2015) including collateral guarantees on derivatives with BBVA amounting to 240 million euros (see Note 10).

•	Short-term credits, net of impairment provisions, amounting to 205 million euros at December 31, 2016 (222 million euros at December 31, 2015).

•	Current investments of cash surpluses which, given their characteristics, have not been classified as “Cash and cash equivalents.”

Current financial assets that are highly liquid and have maturity periods of three months or less from the date contracted, and present an insignificant risk of value changes, are recorded under “Cash and cash equivalents” on the accompanying consolidated statement of financial position.

2.- Financial liabilities

The breakdown of financial liabilities at December 31, 2016 and the corresponding maturities schedule is as follows:

Millions of euros
	Current	Non-current
Maturity	2017	2018	2019	2020	2021	Subsequent years	Non-current total	Total
Debentures and bonds	7,559	4,992	3,501	4,951	4,765	16,316	34,525	42,084
Promissory notes & commercial paper	3,061	−	−	113	−	186	299	3,360
Total Issues	10,620	4,992	3,501	5,064	4,765	16,502	34,824	45,444
Loans and other payables	3,357	1,903	1,336	780	1,482	2,540	8,041	11,398
Derivative instruments (Note 16)	772	300	348	1,003	533	563	2,747	3,519
Total	14,749	7,195	5,185	6,847	6,780	19,605	45,612	60,361

The estimate of future payments for interest on these financial liabilities at December 31, 2016 is as follows: 2,168 million euros in 2017, 1,694 million euros in 2018, 1,436 million euros in 2019, 1,185 million euros in 2020, 956 million euros in 2021 and 5,185 million euros in years after 2021. For floating rate financing, the Group mainly estimates future interest using the forward curve of the various currencies at December 31, 2016.

The amounts shown in this table take into account the fair value of derivatives classified as financial liabilities (i.e., those with a negative mark-to-market) and excludes the fair value of derivatives classified as current financial assets (1,872 million euros), and those classified as non-current (5,048 million euros) (i.e., those with a positive mark-to-market).

In 2015 and 2016 the Group entered into agreements to extend payment terms with various suppliers, and with factoring companies when such payments are discounted. When the new extended payment terms exceed customary payment terms in the industry, trade liabilities are reclassified to other financial liabilities and the deferred payments made are recognized in net cash flow used in financing activities (see Note 20). At December 31, 2016 the corresponding amount pending payment, recognized in “Loans and other payables”, was 210 million euros (927 million euros at December 31, 2015). The deferred payments made in relation to this item during the year amounted to 1,758 million euros (5 million euros in 2015).

The composition of these financial liabilities, by category, at December 31, 2016 and 2015 is as follows:

December 31, 2016
	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	−	−	−	−	−	−	45,444	45,444	48,686
Loans and other payables	−	−	−	−	−	−	11,398	11,398	11,398
Derivative instruments	2,299	−	1,220	64	3,455	−	−	3,519	3,519
Total financial liabilities	2,299	−	1,220	64	3,455	−	56,842	60,361	63,603

December 31, 2015 (*)
	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	−	−	360	−	360	−	45,012	45,372	48,761
Loans and other payables	−	−	−	−	−	−	11,380	11,380	11,284
Derivative instruments	2,582	−	753	146	3,189	−	−	3,335	3,335
Total financial liabilities	2,582	−	1,113	146	3,549	−	56,392	60,087	63,380
(*) Amended data (see Note 2).

The calculation of the fair values of the Telefónica Group’s debt instruments required an estimate, for each currency and subsidiary, of the credit spread curve using the prices of the Group’s bonds and credit derivatives.

At December 31, 2016, some of the financing arranged by Telefónica Group companies in Latin America (Brazil, Panama, Ecuador and Guatemala) which amount to approximately 4% of the Telefónica Group’s gross debt was subject to compliance with certain financial covenants. To date, these covenants are being met. Due to the absence of cross-defaults, breach of the covenants would not affect the debt at a Telefónica, S.A. level. Some of the financing arranged by Colombia Telecomunicaciones, S.A., ESP is subject to compliance with a financial covenant, that, once it has been reached, the amount of any new additional indebtedness is limited to approximately 285 million euros equivalents (at December 31, 2016, 112 million euros were available), without a breach has taken place.

Part of the amount owed by the Telefónica Group includes restatements to amortized cost at December 31, 2016 and 2015 as a result of fair value interest rate and exchange rate hedges.

a) Issues

The movement in issues of debentures, bonds and other marketable debt securities in 2016 and 2015 is as follows:

Millions of euros	Debenture and bond issues	Short-term promissory notes and commercial paper	Total
Balance at 12/31/14	44,228	502	44,730
New issues	1,602	1,308	2,910
Redemptions, conversions and exchanges	(3,805)	−	(3,805)
Revaluation and other movements	1,532	5	1,537
Balance at 12/31/15	43,557	1,815	45,372
New issues	5,693	1,566	7,259
Redemptions, conversions and exchanges	(6,873)	(25)	(6,898)
Revaluation and other movements	(293)	4	(289)
Balance at 12/31/16	42,084	3,360	45,444

Debentures and bonds

At December 31, 2016, the nominal amount of outstanding debentures and bonds issues is 40,055 million euros (41,252 million euros at December, 31, 2015). Appendix III presents the characteristics of all outstanding debentures and bond issues at year-end 2016, as well as the significant issues made in the year.

Telefónica, S.A. has a full and unconditional guarantee on issues made by Telefónica Emisiones, S.A.U., Telefónica Finanzas México, S.A. de C.V. , Telefónica Europe, B.V. and Telefónica Participaciones, S.A.U., all of which are, directly or indirectly, fully-owned subsidiaries of Telefónica, S.A.

Short-term promissory notes and commercial paper

The main programs for issuance of promissory notes and commercial paper are the following:

•	At December 31, 2016, Telefónica Europe, B.V. had a program for issuance of commercial paper, guaranteed by Telefónica, S.A., for up to 5,000 million euros. The outstanding balance of commercial paper issued under this program at December 31, 2016 was 2,630 million euros, issued at an average interest rate of -0.01% for 2016 (1,431 million euros issued in 2015 at an average rate of 0.089%).

•	At December 31, 2016, Telefónica, S.A. had a corporate promissory note program for 500 million euros, which can be increased to 2,000 million euros, with an outstanding balance at December 31, 2016 amounting to 370 million euros (66 million euros in 2015).

On March 13, 2015 Telefónica Germany, GmbH & Co. OHG made an issuance of debt instruments in the local market (schuldscheindarlehen and namensschuldverschreibung) for an aggregate amount of 300 million euros with different maturity terms until 2032.

b) Interest-bearing debt

The average interest rate on outstanding loans and other payables at December 31, 2016 was 3.84% (2.31% in 2015). This percentage does not include the impact of hedges arranged by the Group.

The main financing transactions included under “Interest-bearing debt” outstanding at December 31, 2016 and 2015 and their nominal amounts are provided in Appendix V.

Interest-bearing debt arranged or repaid in 2016 mainly includes the following:

Description	Limit 12/31/2016 (millions)	Currency	Outstanding balance 12/31/2016 (million euros)	Arrangement date	Maturity date	Drawdown 2016 (million euros)	Repayment 2016 (million euros)
Telefónica, S.A.
Structured financing (*)	669	USD	635	02/22/13	01/31/23	-	(111)
Structured financing (*)	532	USD	505	08/01/13	10/31/23	124	(82)
Syndicated facility (1)(Note 20)	3,000	EUR	-	02/18/14	02/18/21	1,280	(1,980)
Syndicated facility (2)	2,500	EUR	550	02/19/15	02/19/22	300	(250)
Syndicated facility (3) (Note 20)	1,500	EUR	-	11/17/15	02/15/19	3,070	(3,070)
Structured financing (*)	737	USD	324	12/11/15	03/11/26	337	(12)
Structured financing (*)	492	EUR	240	12/11/15	03/11/26	248	(8)
Bilateral loan	100	EUR	100	02/23/16	02/23/19	100	-
Bilateral loan	100	EUR	100	02/23/16	02/23/21	100	-
Loan	300	EUR	300	03/08/16	03/08/21	300	-
Bilateral loan	300	EUR	300	10/24/16	03/19/19	300	-
Telefónica Móviles Chile, S.A.
Syndicated facility	150	USD	142	04/15/16	04/15/21	142	-
Telefónica Germany GmbH & Co. OHG
Syndicated facility	750	EUR	50	03/22/16	03/22/21	600	(550)
EIB Financing (4)	450	EUR	250	06/13/16	06/13/25	250	-
Telefónica Europe, B.V.
Structured financing (*)	1,500	EUR	-	11/28/16	11/28/24	-	-
(1)	Extended for 12 additional months of the syndicated facility signed in February 2014.

(2)	Extended for 12 additional months of the syndicated facility signed in February 2015.

(3)	On November 15, 2016 an amendment was signed extending the maturity for 12 additional months of the syndicated facility and an early repayment of 1,500 million euros was made.

(4)	This financing is Split in 5 tranches with a maturity to as late as 2025.

(*)	Facility with amortization schedule.

At December 31, 2016, the Telefónica Group presented availabilities of financing from different sources amounting approximately to 14,627 million euros (of which 13,491 million euros maturing in more than twelve months) (13,684 million euros at December 31, 2015).

Loans by currency

The breakdown of “Loans and other payables” by currency at December 31, 2016 and 2015, along with the equivalent value of foreign-currency loans in euros, is as follows:

	Outstanding balance (in millions)
	Currency		Euros
Currency	12/31/16	12/31/15	12/31/16	12/31/15
Euro	5,174	5,798	5,174	5,798
US dollar	2,812	2,596	2,668	2,384
Brazilian Real	4,744	5,218	1,381	1,228
Colombian Peso	5,473,409	5,131,558	1,731	1,497
Pounds Sterling	109	13	127	17
Other currencies			317	456
Total Group			11,398	11,380

Note 14. Trade and other payables

The composition of “Trade and other payables” is as follows:

Millions of euros	12/31/2016		12/31/2015 (*)
	Non-current	Current	Non-current	Current
Trade payables	80	8,043	78	8,668
Payables to suppliers of property, plant and equipment	9	3,816	10	3,701
Debt for spectrum acquisition	608	504	936	438
Other payables	325	1,721	358	2,048
Deferred revenue	903	1,569	1,006	1,473
Payable to associates and joint ventures (Note 9)	−	497	−	806
Total	1,925	16,150	2,388	17,134
(*) Amended data (see Note 2).

“Deferred revenue” principally includes the amount of deferred revenue from sales of prepaid cards, from handsets transferred to the distributor, rights of use on the cable network, activation fees not yet recognized in the income statement and loyalty campaigns. In addition, grants are included amounting to 110 million euros (116 million euros at December 31, 2015).

At December 31, 2016, “Debt for spectrum acquisition” comprises the deferred portion of the payment for acquiring the spectrum use license in Mexico in 2010, for an equivalent of 654 million euros (798 million euros at December 31, 2015), and the deferred portion of the payment for the refarming of the radioelectric spectrum acquired in 2014 by Telefónica Brazil, amounting to an equivalent of 288 million euros (210 million euros at December 31, 2015, see Appendix VI). The short term payables in Mexico and Brazil for the concepts previously mentioned, at December 31, 2016, amounted to 73 and 261 million euros, respectively (88 and 94 million euros, respectively at December 31, 2015).

The detail of current “Other payables” at December 31, 2016 and 2015 is as follows:

Millions of euros	Balance at 12/31/2016	Balance at 12/31/2015 (*)
Dividends pending payment to non-controlling interests	257	229
Accrued employee benefits	774	788
Advences received on orders	189	217
Other non-financial non-trade payables	501	814
Total	1,721	2,048
(*) Amended data (see Note 2).

“Other non-financial non-trade payables” at December 31, 2015 included Telefónica, S.A.’s irrevocable commitment to pay a 325 million euros donation to Fundación Telefónica to provide this entity with the financing required to implement the social programs and activities it currently performs or could initiate in the short and mid term to fulfill its purpose as a foundation (see Note 18). The pending payment at December 31, 2016 amounted to 272 million euros.

Information on average payment period to suppliers. (Third additional provision, “Information requirement” of Law 15/2010 of July 5)

In accordance with the aforementioned Law, the following information corresponding to the Spanish companies of the Telefónica Group is disclosed:

	2016	2015
Number of days
Weighted average maturity period	45	49
Ratio of payments	45	50
Ratio of outstanding invoices	42	36
Million of euros
Total payments	6,727	6,397
Outstanding invoices	651	710

The Telefónica Group’s Spanish companies adapted their internal processes and payment schedules to the provisions of Law 15/2010 (amended by Law 31/2014) and Royal Decree-Law 4/2013, amending Law 3/2004, which establishes measures against late payment in commercial transactions. Engagement conditions with commercial suppliers in 2016 included payment periods of up to 60 days, according to the terms agreed between the parties.

For efficiency purposes and in line with general business practice, the Telefónica Group’s companies in Spain have agreed payment schedules with suppliers, whereby most of the payments are made on set days of each month. Invoices falling due between two payment days are settled on the following payment date in the schedule.

Payments to Spanish suppliers in 2016 surpassing the established legal limit were the result of circumstances or incidents beyond the payment policies, mainly the delay in issuing invoices (legal obligation of the supplier), the closing of agreements with suppliers over the delivery of goods or the rendering of services, or occasional processing issues.

The average payment period to suppliers of the Telefónica Group’s companies in Spain in 2016, calculated in accordance with the only additional provision of the Resolution of the Instituto de Contabilidad y Auditoría de Cuentas (Spanish Accounting and Audit Institute) dated January 29, 2016, amounted to 45 days (49 days in 2015).

Note 15. Provisions

The amounts of provisions in 2016 and 2015 are as follows:

	12/31/2016			12/31/2015 (*)
Millions of euros	Current	Non-current	Total	Current	Non-current	Total
Employee benefits	1,002	6,147	7,149	1,007	5,371	6,378
Termination plans	709	1,685	2,394	707	1,876	2,583
Post-employment defined benefit plans	3	935	938	−	689	689
Other benefits	290	3,527	3,817	300	2,806	3,106
Other provisions	1,218	3,726	4,944	1,015	3,083	4,098
Total	2,220	9,873	12,093	2,022	8,454	10,476
(*) Amended data (see Note 2).

In 2016 the Group recorded a provision in the amount of 1,380 million euros (3,217 million euros in 2015) in order to increase the efficiency for the future representing a further step towards the initiatives focusing on the simplification and transformation of Telefónica. Of this amount, 789 million euros relates to the Teléfonica de España, Telefónica Móviles España and Telefónica Soluciones Individual Suspension Plan described in “Other benefits” (2,896 million euros in 2015).

Termination plans

The movement in provisions for post-employment plans in 2016 and 2015 is as follows:

Millions of euros	Total
Provisions for post-employment plans at 12/31/14	3,386
Additions	217
Retirements/amount applied	(1,031)
Transfers	(14)
Translation differences and accretion	25
Provisions for post-employment plans at 12/31/15	2,583
Additions	571
Retirements/amount applied	(822)
Transfers	35
Translation differences and accretion	27
Provisions for post-employment plans at 12/31/16	2,394
Note: In 2016 Telefónica United Kingdom is no longer presented as a discontinued operation, thus the 2015 movement has been amended (see Note 2).

Telefónica Spain

Concerning the 2003-2007 labor force reduction plan in Telefónica de España, concluded with 13,870 employees taking part, provisions recorded at December 31, 2016 and 2015 amounted to 152 and 268 million euros, respectively. The amount for this provision classified as current totaled 69 million euros at December 31, 2016.

Concerning the 2011-2013 labor force reduction plan in Telefónica de España, concluded with 6,830 employees taking part, provisions recorded at December 31, 2016 and 2015 amounted to 1,353 and 1,705 million euros, respectively. The amount for this provision classified as current totaled 322 million euros at December 31, 2016.

The companies bound by these commitments calculated provisions required at 2016 and 2015 year-end using actuarial assumptions pursuant to current legislation, including the PERM/F- 2000C mortality tables and a high quality credit market based interest rate.

The discount rate used for these provisions at December 31, 2016, was 0.47%, with an average length of the plans of 2.5 years.

Telefónica Germany

Within the context of transformation of Telefónica Deutschland following the purchase of E-Plus (see Note 5) in a bid to increase profitability by securing operational synergies, a provision for employee restructuring was made in 2014 amounting to 321 million euros (additional 4 million euros in 2015). In 2016 an additional provision was made amounting to 46 million euros.

This provision amounted to 100 million euros at December 31, 2016 (174 million euros at December 31, 2015).

Telefónica, S.A.

With respect to the simplification and transformation process of the Telefónica Group, Telefónica, S.A. launched in 2015 a voluntary termination plan ending in December 2017 for the employees who met the requirements defined by the Plan regarding age and seniority in the Company, among others. Following this transformation and simplification framework, the Company has, on the one hand, extended the plan termination until 2018 and on the other hand, has set up in December 2016 a new voluntary programme aimed at some employees who met certain requirements related to seniority in the Company. The amount accrued for this concept at December 31, 2016 totals 184 million euros (120 million euros in 2015).

Post-employment defined benefit plans

The Group has a number of defined-benefit plans in the countries where it operates. The following tables present the main data of these plans:

12/31/2016
Millions of euros	Spain	United Kingdom	Germany	Brazil	Hispano- américa	Others	Total
Obligation	533	1,834	233	737	25	16	3,378
Assets	−	(1,662)	(128)	(982)	−	(8)	(2,780)
Net provision before asset ceiling	533	172	105	(245)	25	8	598
Asset ceiling	−	−	−	337	−	−	337
Net provision	533	172	105	95	25	8	938
Net assets	−	−	−	3	−	−	3

12/31/2015 (*)
Millions of euros	Spain	United Kingdom	Germany	Brazil	Hispano- américa	Others	Total
Obligation	552	1,613	198	449	31	15	2,858
Assets	−	(1,753)	(122)	(637)	−	(10)	(2,522)
Net provision before asset ceiling	552	(140)	76	(188)	31	5	336
Asset ceiling	−	−	−	206	−	−	206
Net provision	552	5	76	20	31	5	689
Net assets	−	145	−	2	−	−	147
(*) Amended data (see Note 2).

The movement in the present value of obligations in 2016 and 2015 is as follows:

Millions of euros	Spain	United Kingdom	Germany	Brazil	Hispano- américa	Other	Total
Present value of obligation at 12/31/14	593	1,529	201	624	37	11	2,995
Translation differences	−	94	−	(146)	(15)	1	(66)
Current service cost	8	−	7	2	6	−	23
Interest cost	8	60	4	61	3	1	137
Actuarial losses and gains	(8)	(38)	(12)	(44)	4	2	(96)
Benefits paid	(49)	(32)	(2)	(48)	(4)	−	(135)
Present value of obligation at 12/31/15	552	1,613	198	449	31	15	2,858
Translation differences	−	(251)	−	125	(9)	−	(135)
Current service cost	7	−	6	1	7	−	21
Interest cost	8	54	5	59	4	1	131
Actuarial losses and gains	17	444	31	149	2	−	643
Benefits paid	(51)	(26)	(3)	(46)	(3)	−	(129)
Other movements	−	−	(4)	−	(7)	−	(11)
Present value of obligation at 12/31/16	533	1,834	233	737	25	16	3,378
Note: In 2016 Telefónica United Kingdom is no longer presented as a discontinued operation, thus the 2015 movement has been amended (see Note 2).

Movements in the fair value of plan assets in 2016 and 2015 are as follows:

Millions of euros	United Kingdom	Germany	Brazil	Other	Total
Fair value of plan assets at 12/31/14	1,567	112	838	11	2,528
Translation differences	93	−	(202)	(2)	(111)
Interest income	62	3	86	1	152
Actuarial losses and gains	(53)	(1)	(42)	−	(96)
Company contributions	110	9	1	−	120
Benefits paid	(26)	(1)	(45)	−	(72)
Inclusion of companies	−	−	1	−	1
Fair value of plan assets at 12/31/15	1,753	122	637	10	2,522
Translation differences	(256)	−	171	−	(85)
Interest income	59	3	86	1	149
Actuarial losses and gains	134	(2)	132	−	264
Company contributions	−	9	1	−	10
Benefits paid	(26)	(2)	(45)	−	(73)
Other movements	(2)	(2)	−	(3)	(7)
Fair value of plan assets at 12/31/16	1,662	128	982	8	2,780
Note: In 2016 Telefónica United Kingdom is no longer presented as a discontinued operation, thus the 2015 movement has been amended (see Note 2).

The Group’s principal defined-benefit plans are:

a)	ITP (Spain)

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

The amount for this provision totaled 265 million euros at December 31, 2016 (291 million euros at December 31, 2015).

b)	Survival (Spain)

Serving employees who did not join the defined pension plan are still entitled to receive survivorship benefits at the age of 65.

The amount for this provision totaled 268 million euros at December 31, 2016 (261 million euros at December 31, 2015).

As detailed in Note 13, the Group has long-term financial assets to cover the obligations of these two defined benefit plans.

The average length of the plans is 8 years. The main actuarial assumptions used in valuing these plans are as follows:

	Survival		ITP
	12/31/2016	12/31/2015	12/31/2016	12/31/2015
Discount rate	1.26%	1.66%	1.16%	1.48%
Expected rate of salary increase	0% - 0.5%	0% - 0.5%	−	−
Mortality tables	PERM/F-2000P - OM77	PERM/F-2000P - OM77	90% PERM 2000C/98% PERF 2000 C	90% PERM 2000C/98% PERF 2000 C

The table below shows the sensitivity of the value of termination, post-employment and other obligations, among which is included the Individual Suspension Plan, of Telefónica Group companies in Spain to changes in the discount rate:

-100 b.p.		+100 b.p.
Impact on value	Impact on income statement	Impact on value	Impact on income statement
-318	-273	291	251

A 100 b.p. increase in the discount rate would reduce the value of the liabilities by 291 million euros and have a positive impact on income statement of 251 million euros before tax. On the other hand, a 100 b.p. decrease in the discount rate would increase the value of the liabilities by 318 million euros and have a negative impact on income statement of 273 million euros before tax.

The Telefónica Group actively manages this position and has arranged a derivatives portfolio to significantly reduce the impact of changes in the discount rate (see Note 16).

Telefónica United Kingdom Pension Plan

The Telefónica United Kingdom Pension Plan provides pension benefits to the various companies of the Telefónica Group in United Kingdom coming from the O2 Group. The Plan is comprised of defined contribution and defined benefit sections. The defined benefit sections were closed to future accrual with effect from February 28, 2013. The companies continued to provide retirement benefits through the defined contribution sections of the Plan.

The number of beneficiaries of these plans at December 31, 2016 and 2015 are 4,532 and 4,548 respectively. At December 31, 2016, the weighted average duration of the Plan was 23 years.

The main actuarial assumptions used in valuing the Plan are as follows:

	12/31/2016	12/31/2015
Nominal rate of pension payment increase	3.15%	3.15%
Discount rate	2.60%	3.80%
Expected inflation	3.35%	3.35%
Mortality tables	95% S2NA, CMI 2015 1%	95% S2NA, CMI 2015 1%

The increase in the present value of the obligation in 2016 is mainly a result of the decrease of the rate used to discount it, decisively affected by the fall in interest rates. The methodology used to calculate the discount rate is the same as that of the prior year.

Fair value of Plan assets is as follows:

Millions of euros	12/31/2016	12/31/2015
Shares	357	350
Bonds	1,306	1,294
Cash equivalents	(1)	109
Total	1,662	1,753

At December 31, 2016, reasonably possible changes to one of the following actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

Millions of euros	Increase in defined benefit obligation
Discount rate (0.25% decrease)	123
Expected inflation (0.25% increase)	105
Life expectancy (1 year longer)	43

Telefônica Brazil pension plans

Telefônica Brazil sponsors the following post-employment benefit plans:

Plans	Management entity	Sponsor
Health plans
Plano de Assistência Médica ao Aposentado y Programa de Coberturas Especiais (PAMA/PCE)	Fundação Sistel de Seguridade Social	Telefônica Brasil, jointly and severally with other companies resulting from the privatization of Telebrás (Telecomunicações Brasileiras, S.A.)
Assistencia médica – Lei 9.656/98	Telefônica Brasil	Telefônica Brasil
Pension plans
PBS Assistidos (PBS-A)	Fundação Sistel de Seguridade Social	Telefônica Brasil, jointly and severally with other companies resulting from the privatization of Telebrás (Telecomunicações Brasileiras, S.A.)
CTB	Telefônica Brasil	Telefônica Brasil
Telefônica BD	Visão Prev	Telefônica Brasil
Planes PREV	Visão Prev	Telefônica Brasil
Planes VISAO	Visão Prev	Telefônica Brasil, Telefónica Data and TGLog

The main actuarial assumptions used in valuing these plans are as follows:

	12/31/2016	12/31/2015
Discount rate	10.77% - 10.85%	12.53% - 13.63%
Nominal rate of salary increase	6.18%	6.69%
Long term inflation rate	4.50%	4.00%
Growth rate for medical costs	7.64%	8.15% - 9.18%
Mortality tables	AT 2000 M/F	AT 2000 M/F

On September 30, 2015, the Conselho Deliberativo da Sistel approved, pursuant to a court judgment, the creation of a fund (Fundo de Compensação e Solvência) formed from the capital of the special reserve under the PBS-A plan, to bridge the shortfall existing in another of the plans managed by the body and sponsored by Telefônica Brasil, known as PAMA. The ruling requires the sponsoring companies, including Telefônica Brasil, to maintain the coverage of the original PAMA plan and to rectify any deficits that may arise. This transfer of reserves led to a real reduction in future contributions, which had a positive impact on Other comprehensive income for the year 2015, in the amount of 430 million Brazilian reais (101 million euros, approximately), 284 million reais net of tax (67 million euros, approximately).

The discount rate and the growth rate for medical costs are considered to be the most significant actuarial assumptions with a reasonable possibility of fluctuations depending on demographic and economic changes and that may significantly change the amount of the post-employment benefit obligation. The sensitivity to changes in these assumptions is shown below:

	Present value of the discounted obligation at the current discount rate	Present value of the obligation by increasing the discount rate by 0.5%	Present value of the obligation by reducing the discount rate by 0.5%
Pension plans	513	493	535
Health plans	224	209	240
Total obligation	737	702	775

	Present value of the obligation at the current growth rate for medical costs	Present value of the obligation by increasing the rate by 1%	Present value of the obligation by reducing the rate by 1%
Pension plans	513	513	513
Health plans	224	259	195
Total obligation	737	772	708

Other benefits

Teléfonica de España, Telefónica Móviles España and Telefónica Soluciones Individual Suspension Plan

In 2015 Telefónica de España, S.A.U., Telefónica Móviles España, S.A.U. and Telefónica Soluciones de Informática y Comunicaciones de España, S.A.U. signed the 1st Collective Agreement of Related Companies (CEV), wholly backed by the largest labor unions. This agreement considered, among other elements, a plan of measures for individual suspension of the employment relationship in 2016 and 2017, applying principles of voluntariness, universality, non-discrimination and social responsibility. In December 2016, the Collective Agreement of Related Companies was extended until 2018, by virtue of the provisions of this same agreement.

This plan is based on mutual agreement between the company and the employees, and implies the possibility of voluntarily suspending the employment relationship for an initial three-year period, renewable for consecutive three-year periods until the retirement age. The employees who meet the age and seniority requirements may enter into the Individual Suspension Plan (PSI) in the periods opened for this purposes.

In 2016, the current value of the forecast payment flows to meet the commitments of this program (applying certain hypothesis about estimated number of accessions and future reintegration ratio) was recognized. This figure was calculated using actuarial criteria (PERM/F-2000C tables, combined with the invalidity table published in the 1977 ministerial order) and a high quality credit market based interest rate.

An expense of 789 million euros was recorded for the Individual Suspension Plan in the consolidated income statement for 2016. In 2015, an expense was recognized totaling 2,896 million euros, for those commitments assumed when the Collective Agreement of Related Companies was initially signed. The corresponding provision is recognized under “Other provisions” in the above table, with a balancing entry in the consolidated income statement under “Personnel expenses”. The provision as of December 31, 2016 amounted to 3,666 million euros.

The discount rate used for these provisions at December 31, 2016, was 0.9%, with an average length of the Plan of 5.7 years.

Other provisions

The movement in “Other provisions” in 2016 and 2015 is as follows:

Millions of euros
Other provisions at December 31, 2014	3,828
Additions and accretion	1,464
Retirements/amount applied	(898)
Inclusion of companies	220
Transfers	63
Translation differences and other	(579)
Other provisions at December 31, 2015	4,098
Additions and accretion	1,403
Retirements/amount applied	(889)
Translation differences and other	332
Other provisions at December 31, 2016	4,944
Note: In 2016 Telefónica United Kingdom is no longer presented as a discontinued operation, thus the 2015 movement has been amended (see Note 2).

“Other provisions” include the provisions for dismantling of assets recognized by Group companies in the amount of 1,001 million euros (786 million euros at the 2015 year end), of which 457 million euros correspond to Telefónica Germany (394 million euros at the 2015 year end).

In addition to the employee restructuring plan in Telefónica Deutschland described above, this company made provisions of 43 and 69 million euros in 2016 and 2015, respectively, primarily to cover the costs linked to the cancellation of certain contracts as a result of the integration with E-Plus (see Note 5).

At December 31, 2016, Telefónica Brazil has the following provisions for an amount of 2,099 million euros equivalent to cover the risks to which it is exposed:

•	Provisions for disputes regarding federal, state and municipal taxes totaling approximately 1,139 million euros (817 million euros at December 31, 2015).

•	Provisions for labor-related contingencies of approximately 413 million euros (284 million euros at December 31, 2015), which basically relate to claims filed by former and outsourced employees.

•	Civil claims by private consumers and consumer associations regarding services rendered, and other legal proceedings related with normal operations. Certain administrative proceedings are also in progress concerning disputes about obligations established in sector regulations. The amount accrued for these matters totals approximately 547 million euros (393 million euros at December 31, 2015).

In 2015, the Group established a provision of 1,521 million Peruvian soles (approximately 431 million euros) in relation to tax claims involving Telefónica Peru (see Note 17). At December 31, 2016 this provision amounted to 464 million euros.

The provision relating to the goodwill amortized for tax, mainly related to the acquisition of Vivo, amounts to 147 million euros at December 31, 2016 (79 million euros at December 31, 2015, see Note 17).

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

The main market risks affecting Group companies are as follows:

•	Exchange rate risk: arises primarily from: (i) Telefónica’s international presence, through its investments and businesses in countries that use currencies other than the euro (primarily in Latin America, but also in the United Kingdom), (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt ,and (iii) for those trade receivables or payables in foreign currency related to the company with the transaction registered.

•	Interest rate risk: arises primarily in connection with changes in interest rates affecting: (i) financial expenses on floating rate debt (or short-term debt likely to be renewed), due to changes in interest rates and (ii) the value of long-term liabilities at fixed interest rates.

•	Share price risk: arises primarily from changes in the value of the equity investments (that may be bought, sold or otherwise involved in transactions), from changes in the value of derivatives associated with such investments, from changes in the value of treasury shares and from equity derivatives.

•	Liquidity risk: the Telefónica Group is also exposed to liquidity risk if a mismatch arises between its financing needs (including operating and financial expense, investment, debt redemptions and dividend commitments) and its sources of finance (including revenues, divestments, credit lines from financial institutions and capital market transactions). The cost of finance could also be affected by movements in the credit spreads (over benchmark rates) demanded by lenders.

•	Country risk: refers to the possible decline in the value of assets, cash flows generated or cash flows returned to the parent company as a result of political, economic or social instability in the countries where the Telefónica Group operates, especially in Latin America.

•	Credit risk: appears when a counterpart fails to meet or delays its payment obligations in accordance with the agreed terms, driving an impairment in an asset due to: (i) solvency issues, or (ii) no intention to pay.

Risk management

The Telefónica Group actively manages these risks through the use of derivatives (primarily on exchange rates, interest rates and share prices) and by incurring debt in local currencies, where appropriate, with a view to optimize the financial cost and to stabilizing cash flows, the income statement and investments. In this way, it attempts to protect the Telefónica Group’s solvency, facilitate financial planning and take advantage of investment opportunities.

The Telefónica Group manages its exchange rate risk and interest rate risk in terms of net financial debt plus commitments and net financial debt as calculated by them. The Telefónica Group believes that these parameters are more appropriate to understanding its debt position. Net financial debt and net financial debt plus commitments take into account the impact of the Group’s cash balance and cash equivalents including derivatives positions with a positive value linked to liabilities. Neither net financial debt nor net financial debt plus commitments as calculated by the Telefónica Group should be considered as a substitute for gross financial debt (the sum of current and non-current interest-bearing debt).

For a more detailed description on reconciliation of net financial debt and net financial debt plus commitments to gross financial debt, see Note 2.

Exchange rate risk

The fundamental objective of the exchange rate risk management policy is that, in event of depreciation in foreign currencies relative to the euro, any potential losses in the value of the cash flows generated by the businesses in such currencies, caused by depreciation in exchange rates of a foreign currency relative to the euro, are offset (to some extent) by savings from the reduction in the euro value of debt denominated in such currencies. This objective is also reflected on the decrease of the sensitivity to exchange rate variations of the net debt to OIBDA ratio, in order to protect the Group solvency. The degree of exchange rate hedging varies depending on the type of investment and may easily and actively be adjusted. For transactions of purchase or sale of business in currencies other than euro, additional hedges can be made on the estimate prices of the transactions or on estimated cash flows and OIBDA.

At December 31, 2016, net debt in Latin American currencies was equivalent to approximately 6,486 million euros. However, the Latin American currencies in which this debt is denominated is not distributed in proportion to the OIBDA generated in each currency. The future effectiveness of the strategy described above as a hedge of exchange rate risks therefore depends on which currencies depreciate relative to the euro.

Telefónica occasionally takes out dollar-denominated debt to hedge the euro-dollar intermediate component in the relation Euro-Latin American currencies, either in Spain (where such debt is associated with an investment as long as it is considered to be an effective hedge) or in the country itself, where the market for local currency financing or hedges may be inadequate or non-existent. At December 31, 2016, the Telefónica Group’s net debt denominated in dollars was equivalent to 497 million euros.

At December 31, 2016, the debt in pounds sterling was approximately 1.85 times the value of the business' operating income before depreciation and amortization (OIBDA) in 2016 for Group companies in the United Kingdom, which is in line with the target of twice that of previous years. At December 31, 2016, the debt denominated in pounds sterling was equivalent to 3,000 million euros, which is less than the 6,227 million euros at December 31, 2015 as a result of the current hedging policy at the end of 2015 related to the sale of the subsidiary O2 in the United Kingdom, which in the end was not approved by the European regulator in 2016 (see Note 2).

The Telefónica Group also manages exchange rate risk by seeking to reduce the negative impact of any exchange rate exposure on the income statement, as a result of transactions recognized on the balance sheet and highly probable transactions, regardless of whether there are open positions. Such open position exposure can arise for any of three reasons: (i) a thin market for local derivatives or difficulty in sourcing local currency finance which makes it impossible to arrange a low-cost hedge (as in Argentina and Venezuela), (ii) financing through intra-group loans, where the accounting treatment of exchange rate risk is different from that for financing through capital contributions, and (iii) as the result of a deliberate policy decision, to avoid the high cost of hedges that are not warranted by expectations or high risk of depreciation.

The main transactions that generate or may generate exchange rate risk (regardless of whether or not they have an impact on the income statement) are, among others, as follows: issues in currencies other than the functional currency of the Group company, highly probable transactions in other currencies, future cash inflows in other currencies, investments and divestments, provisions for collections or payments in foreign currency, the actual value of the investments (subsidiaries) in currencies other than the euro.

In 2016, negative foreign exchange differences (excluding monetary correction) amounted to 694 million euros (616 million euros in 2015), mainly due to fluctuations in the exchange rate of the Venezuelan bolivar from 198.70 to 673.76 Venezuelan bolívar fuerte per US dollar, that resulted in exchange losses of 882 million euros. On the other hand, the pound sterling hedge of the sale of Telefónica O2 UK provided an exchange gain of 187 million euros.

The following table illustrates the sensitivity of foreign currency gains and losses and of equity to changes in exchange rates, where: a) in calculating the impact on the income statement, the exchange rate position affecting the income statement at the end of 2016 was considered constant during 2017; b) in calculating the impact on equity, only monetary items have been considered, namely debt and derivatives such as hedges of net investment and loans to subsidiaries related to the investment, whose breakdown is considered constant in 2017 and identical to that existing at the end of 2016. In both cases, Latin American currencies are assumed change their value against the dollar and the rest of the currencies against the euro by 10%.

Millions of euros
Currency	Change	Impact on the consolidated income statement	Impact on consolidated equity
All currencies vs EUR	10%	43	(241)
USD vs EUR	10%	2	(21)
European currencies vs EUR	10%	-	(264)
Latin American currencies vs USD	10%	41	44
All currencies vs EUR	(10)%	(43)	241
USD	(10)%	(2)	21
European currencies vs EUR	(10)%	-	264
Latin American currencies vs USD	(10)%	(41)	(44)

The Group’s monetary position in Venezuela at December 31, 2016 is a net debt position of 269,079 million Venezuelan bolivars (equivalent to approximately -379 million euros). The average exposure in 2016 has been a debtor position, which led to a higher financial income in the amount of 1,181 million euros due to the effect of the monetary correction for inflation during the year.

Interest rate risk

The main objective of the interest rate risk management policy is to bring the Company's financing costs into line with the budget for financial expenses for the current year, as well as that indicated in the current strategic plan. In accordance with this objective, Telefónica decided to actively adjust the exposure of its debt to interest rates, i.e., the amount of debt that would accrue interest at fixed rates and variable rates.

In order to meet this target, Telefónica mainly carry out the following:

a)	The interest rate of borrowings tied to a variable interest rate was set.

b)	Interest rate fluctuations of debt tied to a variable interest rate were reduced.

c)	Fixed rate debt instruments were converted into variable market rate debt instruments.

These transactions may be carried out against an existing underlying asset or those that are highly likely to take place in the future (for example, a highly probable future issue of debt).

The Telefónica Group’s financial expenses are exposed to changes in interest rates. In 2016, the rates applied to the largest amount of short-term debt were mainly based on the Euribor, the Brazilian SELIC, the US dollar and pound sterling Libor, the Mexican UDI and the Colombian UVR. In nominal terms, at December 31, 2016, 50.8% of Telefónica’s net financial debt plus commitments (or 61% of long-term net debt) was pegged to fixed interest rates for a period greater than one year, compared to 47.6% of net financial debt plus commitments (57% of long-term net debt) in 2015. Of the remaining 49.2% (net debt at floating rates or at fixed rates maturing in under one year), 0.5 percentage points had interest rates collared in a period over one year (or 0.3% of long-term debt), while at December 31, 2015 this was the case for 4 percentage points of net debt at floating rates or with fixed rates maturing within one year (2% of long-term net debt).

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

Net financial results amounted to 2,219 million euros in 2016, 14.9% lower than the previous year, thanks to savings from the management of debt (pound sterling hedges linked to United Kingdom and the lower cost of debt in European currencies). On the other hand, the higher revenues resulting from the inflation in Venezuela were mainly offset by the income from the sale of equity investments, with the capital loss from the sale of the 1.5% stake in China Unicom (-155 million euros) in 2016, and the gain from the divestment of the holding in Telecom Italia, S.p.A (380 million euros) in 2015, being of particular note (see Note 13).

To illustrate the sensitivity of the Company's net financial expense to fluctuations in short-term interest rates, on one hand a 100 basis point increase in interest rates in all currencies in which Telefónica has financial positions at December 31, 2016, and a 100 basis point decrease in all currencies has been assumed, and on the other hand a constant position equal to the position at year-end has been considered.

To calculate the sensitivity of equity to fluctuations in interest rates, on one hand a 100 basis point increase in interest rates in all currencies and in all periods on the yield curve in which Telefónica has financial positions at December 31, 2016, and a 100 basis point decrease in all currencies and all periods was assumed, and on the other hand only positions with cash flow hedges were considered, which are basically the only positions in which changes in market value due to interest rate fluctuations are recognized in equity.

Millions of euros
Change in basis points (bp)	Impact on consolidated income statement	Impact on consolidated equity
+100bp	(232)	138
-100bp	201	(135)

Share price risk

The Telefónica Group is exposed to changes in the value of equity investments from changes in the value of derivatives associated with such investments, from convertible or exchangeable instruments issued by Telefónica Group, from Share-based payments plans, from treasury shares and from equity derivatives over treasury shares.

According to the Share-based payments plans (see Note 19) the shares to be delivered to employees under such plan may be either the parent company treasury shares, acquired by them or any of its Group companies; or newly-issued shares. The possibility of delivering shares to beneficiaries of the plan in the future, implies a risk since there could be an obligation to hand over a maximum number of shares at the end of each phase, whose acquisition (in the event of acquisition in the market) in the future could imply a higher cash outflow than required on the start date of each phase if the share price is above the corresponding price on the phase start date. In the event that new shares are issued for delivery to the beneficiaries of the plan, there would be a dilutive effect for ordinary shareholders of Telefónica as a result of the higher number of shares delivered under such plan outstanding.

During 2014 and 2015, they were launched two new cycles of the long-term incentive Plan consisting of the delivery of shares of Telefónica, S.A. aimed at members of the Executives of Telefónica Group denominated Performance Share Plan (PIP). The third and last cycle of this Plan, initially scheduled for 2016, was cancelled (see Note 19).

To reduce the risk associated with variations in share price under these plans, Telefónica could acquire instruments that hedge the risk profile of some of these plans.

In addition, the Group may use part of the treasury shares of Telefónica, S.A. held at December 31, 2016 to cover shares deliverable under the PIP or the Global Employee Share Plan. The net asset value of the treasury shares could increase or decrease depending on variations in Telefónica, S.A.’s share price.

Liquidity risk

The Telefónica Group seeks to match the schedule for its debt maturity payments to its capacity to generate cash flows to meet these maturities, while allowing for some flexibility. In practice, this has been translated into two key principles:

1.	The Telefónica Group’s average maturity of net financial debt is intended to stay above 6 years, or be restored above that threshold in a reasonable period of time if it eventually falls below it. This principle is considered as a guideline when managing debt and access to credit markets, but not a rigid requirement. When calculating the average maturity for the net financial debt and part of the undrawn credit lines can be considered as offsetting the shorter debt maturities, and extension options on some financing facilities may be considered as exercised, for calculation purposes.

2.	The Telefónica Group must be able to pay all commitments over the next 12 months without accessing new borrowing or tapping the capital markets (drawing upon firm credit lines arranged with banks), assuming budget projections are met.

At December 31, 2016, the average maturity of net financial debt (48,595 million euros) was 6.35 years (liquidity included).

At December 31, 2016, gross financial debt scheduled to mature in 2017 amounted to approximately 13,326 million euros (which includes the net position of derivative financial instruments and certain current payables). These maturities are lower than the amount of funds available, calculated as the sum of: a) cash and cash equivalents and current financial assets; b) annual cash generation projected for 2017, and c) undrawn credit facilities arranged with banks whose original maturity is over one year (an aggregate of more than 13,491 million euros at December 31, 2016), providing flexibility to the Telefónica Group with regard to accessing capital or credit markets in the next 12 months. For a further description of the Telefónica Group’s liquidity and capital resources in 2016, see Note 13.2 Financial Liabilities and Appendix V.

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

Regarding the first point, at December 31, 2016, the Telefónica Group’s Latin American companies had net financial debt not guaranteed by the parent company of 4,722 million euros, which represents 9.7% of net financial debt of the Group. Nevertheless, in certain countries, such as Venezuela, there is a net cash balance (instead of a net liability balance).

Regarding the net repatriation of funds to Spain, 781 million euros from Latin America companies have been received in 2016, of which 726 million euros were from dividends and 55 million euros were for other items.

In this regard, it is worth noting that since February 2003, Venezuela has had an exchange control mechanism in place, managed by the Centro Nacional de Comercio Exterior (CENCOEX). The body has issued a number of regulations (“providencias”) governing the modalities of currency sales in Venezuela at official exchange rates. Foreign companies which are duly registered as foreign investors are entitled to request approval to acquire currencies at the official exchange rate by the CENCOEX, in line with regulation number 056, article 2, section c) "Remittance of profits, income, interest and dividends from international investment” Telefónica Venezolana, C.A. (formerly Telcel, C.A.), a Telefónica Group subsidiary in Venezuela, obtained the aforementioned requested approval on 295 million Venezuelan bolivars in 2006, 473 million Venezuelan bolivars in 2007 and 785 million Venezuelan Bolivars in 2008. At December 31, 2016, payment of two dividends agreed by the company in the amount of 5,882 million Venezuelan bolivars is pending approval by the CENCOEX.

Credit risk

The Telefónica Group trades in derivatives with creditworthy counterparties. Therefore, Telefónica, S.A. generally trades with credit entities whose “senior debt” ratings are of at least “A-” or in case of Spanish entities in line with the credit rating of Kingdom of Spain. In Spain, where most of the Group’s derivatives portfolio is held, there are netting agreements with financial institutions, with debtor or creditor positions offset in case of bankruptcy, limiting the risk to the net position; however, the entity has decided not to present the netting on its consolidated statement of financial position. In addition, the CDS (Credit Default Swap) of all the counterparties with which Telefónica, S.A. operates is monitored at all times in order to assess the maximum allowable CDS for operating at any given time. Transactions are generally only carried out with counterparties whose CDS is below the threshold.

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

When managing credit risk, Telefónica considers the use of CDS, novations, derivatives with Break Clauses and signing CSA´s under certain conditions.

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

The Telefónica Group considers credit risk management as a key element to achieve its business and customer base growth targets in a manner that is both sustainable and consistent with Telefónica Corporate Risk Management Policy. This management approach relies on the active monitoring of the risk-reward balance within the commercial operations and on the adequate separation between the risk ownership and risk management functions.

Formal delegation of authority procedures and management practices are implemented in all Group companies, taking into account benchmark risk management techniques but adapted to the local characteristics of each market. Debtors that may cause a relevant impact on the Telefónica Group consolidated financial statements and increased risk profile products – due to customer target, term, channels or other commercial characteristics - are subject to specific management practices in order to mitigate the exposure to credit risk.

This commercial credit risk management model is embedded in the day-to-day operational processes, where the credit risk assessment guides both the product and services available for the different customers and the collection strategy.

The Telefónica Group’s maximum exposure to credit risk is initially represented by the carrying amounts of the financial assets (Notes 11 and 13) and the guarantees given by the Telefónica Group.

Several Telefónica Group companies provide operating guarantees granted by external counterparties, which are offered during their normal commercial activity, in bids for licenses, permits and concessions, and spectrum acquisitions. At December 31, 2016, these guarantees amounted to approximately 5,134 million euros (3,990 million euros at December 31, 2015).

Capital management

Telefónica’s corporate finance department takes into consideration several factors for the evaluation of the Telefónica’s capital structure, with the aim of maintaining the solvency and creating value to the shareholders.

The corporate finance department estimates the cost of capital on a continuous basis through the monitoring of the financial markets and the application of standard industry approaches for calculating weighted average cost of capital, or WACC, so that it can be applied in the valuation of businesses in course and in the evaluation of investment projects. Telefónica also uses as reference a net financial debt (excluding items of a non-recurring or exceptional nature) that allows for a comfortable investment grade credit rating as assigned by credit rating agencies, aiming at protecting credit solvency and making it compatible with alternative uses of cash flow that could arise at any time.

These general principles are refined by other considerations and the application of specific variables, such as country risk in the broadest sense, or the volatility in cash flow generation that are considered, when evaluating the financial structure of the Telefónica Group and its different areas.

Derivatives policy

At December 31, 2016, the nominal value of outstanding derivatives with external counterparties amounted to 152,096 million equivalent, a 11.6% decrease from December 31, 2015 (172,141 million euros equivalent). This figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying liability. For example, a foreign currency loan can be hedged into floating rate, and then each interest rate period can be fixed using a fixed rate hedge, or FRA (forward rate agreement) The high volume is also due to the fact that when a derivative transaction is cancelled, the company may either cancel the derivative or take the opposite position, which cancels out the variability thereof. The second option is usually chosen in order to cut costs. Even using such techniques to reduce the position, it is still necessary to take extreme care in the use of derivatives to avoid potential problems arising through error or a failure to understand the real position and its associated risks. The main principles in the management of derivatives are detailed as follow:

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

Economic hedges are hedges that have a designated underlying asset and that, under certain circumstances, may offset the changes in the value of the underlying asset. These economic hedges may not always meet the requirements and pass the effectiveness tests established by accounting standards to be treated as hedges for accounting purposes. The decision to arrange these hedges even if they fail the effectiveness test or if they do not meet certain requirements will depend on the marginal impact on the income statement and, therefore, on how far this may compromise the goal of having a stable income statement. In any case, the changes are recognized in the income statement.

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

Generally, the aim is to ensure that the hedging derivative and the hedged asset or liability belong to the same company. Sometimes, however, the holding companies (Telefónica, S.A. and Telefónica Latinoamérica Holding, S.L.) have arranged hedges on behalf of a subsidiary that owns the underlying asset. The main reasons for separating the hedge and the underlying asset were possible differences in the legal validity of local and international hedges (as a result of unforeseen legal changes) and the different credit ratings of the counterparties (of the Telefónica Group companies as well as those of the banks).

4) Ability to measure the derivative’s fair value using the valuation systems available to the Telefónica Group.

Telefónica uses several tools to evaluate and manage the risk involved in derivatives and debt. These tools most notably include the Kondor+ system, licensed by Reuters, for extended use among various financial institutions, as well as the specialized libraries in the MBRM financial calculation, both of which are widespread throughout the market and have shown proven reliability. In order to perform these calculations, customary market techniques are used when configuring the calculation methods and information from money market curves is used on a daily basis as market inputs (swaps, depos, FRAs, etc.) for interest rates, official fixings for exchange rates and the interest rates and volatility matrices for interest and FX rates that are listed in the multi-contributor systems, Reuters and Bloomberg. For those yield curves that are less liquid or whose prices published in Reuters and Bloomberg are considered not to adequately reflect the market situation, these curves will be requested from relevant banks in these markets.

5) Sale of options only when there is an underlying exposure.

Telefónica considers the sale of options when: i) there is an underlying exposure (on the consolidated statement of financial position or associated with a highly probable cash outflow) that would offset the potential loss for the year if the counterparty exercised the option. This exposure does not have to be treated as a purchased option, but rather it can be another type of hedged item (in these cases, hedge accounting does not apply since this hedging instrument does not meet the criteria required by accounting standards to treat the sale of options as hedging instruments), or ii) the option is part of a structure in which another derivative offsets any loss. The sale of options is also permitted in option structures where, at the moment they are taken out, the net premium is either positive or zero.

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

6) Hedge accounting.

The main risks that may qualify for hedge accounting are as follows:

•	Variations in market interest rates (either money-market rates, credit spreads or both) that affect the value of the underlying asset or the measurement of the cash flows.

•	Variations in exchange rates that change the value of the underlying asset in the company’s functional currency and affect the measurement of the cash flow in the functional currency.

•	Variations in the volatility of any financial variable, asset or liability that affect either the valuation or the measurement of cash flows on debt or investments with embedded options, whether or not these options are separable.

•	Variations in the valuation of any financial asset, particularly shares of companies included in the portfolio of “Available-for-sale financial assets”.

•	Variations in the price of commodities related to contracts that the Group has with third parties.

Regarding the underlying:

•	Hedges can cover all or part of the value of the underlying.

•	The risk to be hedged can be for the whole period of the transaction or for only part of the period.

•	The underlying may be a highly probable future transaction, or a contractual underlying (loan, foreign currency payment, investment, financial asset, etc.) or a combination of both that defines an underlying with a longer term.

This may on occasion mean that the hedging instruments have longer terms than the related contractual underlying. This happens when the Group enters into long-term swaps, caps or collars to protect ourselves against interest rate rises that may raise the financial expense of its promissory notes, commercial paper and some floating rate loans which mature earlier than their hedges. These floating rate financing programs are highly likely to be renewed and Telefónica commits to this by defining the underlying asset in a more general way as a floating rate financing program whose term coincides with the maturity of the hedge. In those cases in which the underlying assets representing the risk hedged are cancelled or refinanced early, and if there is an open risk with similar characteristics as the underlying asset that was cancelled or refinanced early, either because there is new financing or because there is an underlying asset with similar characteristics and risk profile, the hedge may remain in force with the derivatives assigned thereto and the risk will be subject to the hedge arranged in the aforementioned refinancing. When either of these situations occurs, the effectiveness of the hedge will be reviewed taking into account the new situation.

Hedges can be of three types:

•	Fair value hedges.

•	Cash flow hedges. Such hedges can be set at any value of the risk to be hedged (interest rates, exchange rates, etc.) or for a defined range (interest rates between 2% and 4%, above 4%, etc.). In this last case, the hedging instrument used is options and only the intrinsic value of the option is recognized as an effective hedge.

•	Hedges of net investment in consolidated foreign subsidiaries. Generally such hedges are arranged by the parent company and the other Telefónica holding companies. Wherever possible, these hedges are implemented through real debt in foreign currency. Often, however, this is not always possible as many Latin American currencies are non-convertible, making it impossible for non-resident companies to issue local currency debt. It may also be that the debt in the currency concerned is not enough to accommodate the required hedge (for example, pounds sterling), or that an acquisition is made in cash with no need for market financing. In these circumstances derivatives, either forwards or cross-currency swaps are used to hedge the net investment.

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

7) Cancellation of derivatives.

When a derivative transaction is cancelled, the company may:

•	Cancel the derivative and pay its market value.

•	Take the opposite position which cancels out the variability thereof, if cancellation costs are high or if it is recommended for operating or business reasons.

The breakdown of the financial results recognized in 2016, 2015 and 2014 is as follows:

Millions of euros	2016	2015 (*)	2014 (*)
Interest income	723	1,068	553
Dividends received	19	30	5
Other financial income	38	250	228
Subtotal	780	1,348	786
Changes in fair value of financial assets at fair value through profit or loss	438	(317)	1,004
Changes in fair value of financial liabilities at fair value through profit or loss	(463)	189	(1,059)
Transfer from equity to profit and loss from cash flow hedges (**)	(238)	(207)	(163)
Transfer from equity to profit and loss from available-for-sale assets and others	(136)	539	−
Gain/(loss) on fair value hedges	(26)	62	865
(Loss)/gain on adjustment to items hedged by fair value hedges	(6)	24	(796)
Subtotal	(431)	290	(149)
Interest expenses	(2,225)	(3,146)	(2,556)
Ineffective portion of cash flow hedges	1	−	−
Accretion of provisions and other liabilities	(466)	(313)	(400)
Other financial expenses	(365)	(520)	(200)
Subtotal	(3,055)	(3,979)	(3,156)
Net finance costs excluding foreign exchange differences and hyperinflationary adjustments	(2,706)	(2,341)	(2,519)

(*) Amended data (see Note 2).

(**)The difference in 2016 between this amount and the impact in the consolidated statement of comprehensive income (184 million euros) is because of recycling the hedges related to the operation of Telefónica United Kingdom, recorded in the exchange differences account in the consolidated income statement (see Note 23).

The breakdown of Telefónica’s derivatives at December 31, 2016, their fair value at year-end and the expected maturity schedule is as set forth in the table below:

2016
Millions of euros	Fair value (**)	Notional amount Maturities (*)
Derivatives		2017	2018	2019	Subsequent years	Total
Interest rate hedges	(407)	(535)	(481)	(653)	667	(1,002)
Cash flow hedges	172	(505)	150	(417)	3,597	2,825
Fair value hedges	(579)	(30)	(631)	(236)	(2,930)	(3,827)
Exchange rate hedges	(1,038)	823	1,170	359	2,760	5,112
Cash flow hedges	(1,062)	1,028	1,170	359	2,760	5,317
Fair value hedges	24	(205)				(205)
Interest and exchange rate hedges	(1,842)	(260)	24	1,149	4,273	5,186
Cash flow hedges	(1,707)	(277)	309	1,160	4,215	5,407
Fair value hedges	(135)	17	(285)	(11)	58	(221)
Net investment Hedges	(7)	(2,309)	(33)	(36)		(2,378)
Other Derivatives	(107)	1,256	(332)	(437)	(2,702)	(2,215)
Interest rate	9	1,232	(471)	(456)	(2,818)	(2,514)
Exchange rate	(101)	(574)	139	19	116	(299)
Others	(15)	598				598
(*) For interest rate hedges, the positive amount is in terms of fixed “payment.” For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.
(**) Positive amounts indicate payables.

The fair value of the Telefónica Group derivatives at December 31, 2016 amounted to a positive MTM (accounts receivable) of 3,401 million euros.

Derivatives arranged by the Group at December 31, 2016 are detailed in Appendix IV.

The breakdown of Telefónica’s derivatives at December 31, 2015, their fair value at year-end and the expected maturity schedule are as set forth in the table below:

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

Note 17. Income tax matters

Pursuant to a Ministerial Order dated December 27, 1989, Telefónica, S.A. files consolidated tax returns in Spain for certain Group companies. The consolidated tax group comprised 58 and 52 companies in 2016 and 2015, respectively.

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

Deferred taxes movement

The movements in deferred taxes in the Telefónica Group in 2016 and 2015 are as follows:

Millions of euros	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2015	8,675	2,550
Additions	2,141	327
Disposals	(2,325)	(519)
Transfers	(194)	(12)
Translation differences and hyperinflation adjustments	(28)	14
Company movements and others	(40)	35
Balance at December 31, 2016	8,229	2,395

Millions of euros	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2014	6,867	2,566
Additions	3,863	340
Disposals	(2,578)	(286)
Transfers	201	(100)
Translation differences and hyperinflation adjustments	(281)	(47)
Company movements and others	603	77
Balance at December 31, 2015	8,675	2,550
Note: In 2016 Telefónica United Kingdom is no longer presented as a discontinued operation, thus the 2015 movement has been amended (see Note 2).

Movements in 2016

Among other changes, the amendment to the Spanish Corporate Income Tax Law by Royal Decree-Law (RDL) 3/2016, of 2 December, limits the use of tax loss carryforwards to 25%. As a result of the testing on the recoverability of deferred tax assets, carried out by the Group under the new legislative framework, it has derecognized deferred tax assets relating to tax loss carryforwards amounting to 866 million euros.

Furthermore, in compliance with the sixteenth transitional provision of this amended Royal Decree-Law, which requires the inclusion of one-fifth of the investment portfolio impairment losses which had been deductible in the tax base before January 1, 2013, the Group has reclassified 237 million euros of deferred tax liabilities in order to recognize a higher tax payable to the Spanish tax authorities, corresponding to one-fifth of the tax losses affected by this law.

Likewise, as a result of the testing on the recoverability mentioned before, the Group has capitalized tax deductions in the companies of the tax group in Spain amounting to 755 million euros, which had yet to be recognized at December 31, 2015.

In 2016 the additions of deferred tax assets recognized in the amount of 334 million euros were the result of the provisions recognized during the year in relation to the various workforce restructuring plans of the companies included in the tax group in Spain (see Note 15).

The companies in the Spanish tax group recognized deferred tax assets totaling 134 million euros in 2016, as a result of the limit placed on deductible financial expenses.

The disposals of deferred tax assets in 2016 also included the impact of the Group’s labor force reduction plans in Spain, amounting to 224 million euros.

The additions of deferred tax assets included tax credits recognized in the amount of 115 million euros by the German company Group 3G UMTS Holding GmbH. Furthermore, this company applied tax loss carryforwards in 2016 amounting to 89 million euros.

As a result of the testing on the recoverability of deferred tax assets in Telefónica Germany GmbH & Co OHG at year-end, this company capitalized tax losses in the amount of 112 million euros, and derecognized temporary differences in deferred tax assets amounting to 201 million euros.

The disposals of deferred tax liabilities in 2016 includes 112 million euros corresponding to the tax on dividends to foreign beneficiaries in Argentina, repealed during the year.

The movements relating deferred tax recognized directly in equity in 2016 amounted to 69 million euros of additions and 64 million euros of disposals.

Movements in 2015

Additions of deferred tax assets in 2015 included, among others, the capitalization of tax credits according to the evolution of litigation and tax inspections opened to the tax group in Spain. The capitalized amount totaled 1,157 million euros, corresponding to the recognition of all the tax loss carryforwards generated within the tax group in Spain that were unused at beginning of 2015, and the tax credit for the negative taxable base resulting from the calculation of the 2015 Income tax provision, amounting to 644 million euros.

As a result of the provision recognized for the Telefónica Spain Individual Suspension Plan (see Note 15) a temporary difference arose amounting to 724 million euros.

In 2015 Telefónica, S.A. approved a donation to the Telefónica Foundation amounting to 325 million euros (see Note 18), which generated a deferred tax asset of 130 million euros.

Colombia Telecomunicaciones recorded additions of deferred tax assets in the amount of 172 million euros, resulting mainly from the finance lease agreement with PARAPAT, and the doubtful debts portfolio.

The additions of deferred tax assets included tax credits recognized in the amount of 109 million euros by the German company Group 3G UMTS Holding GmbH. Furthermore, this company applied tax loss carryforwards in 2015 amounting to 96 million euros.

Following the internal restructuring of Telefónica Germany GmbH & Co. OHG, this company recognized deferred tax assets from temporary differences in the amount of 349 million euros, and de-recognized tax credits for loss carryforwards in the amount of 421 million euros.

Based on Spanish tax group companies’ business plans, besides the best available estimation of taxable income, within an appropriate term to the market situation where the companies operate, the Group wrote down 526 million euros of deductions, and alternatively registered tax credits derived from the above mentioned tax credits for loss carryforwards.

Disposals of deferred tax assets included the effect of the demerger of Telco, which made possible the tax deduction of the impairment caused by the difference between the acquisition value and the market value of the stake of Telefónica on the demerger date, in the amount of 744 million euros.

The disposals of deferred tax assets in 2015 also included the impact of the Group’s labor force reduction plans, amounting to 198 million euros.

“Company movements” related to the entry into the scope of consolidation of DTS and GVT (see Note 5).

Colombia Telecomunicaciones recorded additions in deferred tax liabilities in the amount of 95 million euros, resulting from temporary differences mainly related to derivative financial instruments.

The movements relating deferred tax recognized directly in equity in 2015 amounted to 36 million euros of additions and 123 million euros of disposals.

Expected realization of deferred tax assets and liabilities

In the majority of cases, realization of the Group’s deferred tax assets and liabilities depends on the future activities carried out by the different companies, on tax regulations in the different countries in which these companies operate, and on the strategic decisions affecting the companies. Under the assumptions made, the estimated realization of deferred tax assets and liabilities recognized in the consolidated statement of financial position at December 31, 2016 is as follows:

12/31/2016	Total	Less than 1 year	More than 1 year
Deferred tax assets	8,229	1,624	6,605
Deferred tax liabilities	2,395	448	1,947

Deferred tax assets

Deferred tax assets in the accompanying consolidated statements of financial position include the tax loss carryforwards, unused tax credits recognized and deductible temporary differences recognized at the end of the reporting period.

Millions of euros	12/31/2016	12/31/2015 (*)
Tax credits for loss carryforwards	2,513	3,149
Unused tax deductions	1,727	938
Deferred tax assets for temporary differences	3,989	4,588
Total deferred tax assets	8,229	8,675
(*) Amended data (see Note 2).

Tax credits for loss carryforwards

The movements in Tax credits for loss carryforwards in the Telefónica Group in 2016 and 2015 are as follows:

Tax credits for loss carryforwards	Balance at 12/31/2015	Additions	Reversals	Inclusion of companies	Translation differences and other	Balance at 12/31/2016
Spain	2,520	2	(866)	-	(39)	1,617
Germany	413	226	(89)	-	-	550
Hispanoamérica	192	157	-	-	(28)	321
Other companies	24	6	(2)	-	(3)	25
Total tax credits for loss carryforwards	3,149	391	(957)	-	(70)	2,513

Tax credits for loss carryforwards	Balance at 12/31/2014	Additions	Reversals	Inclusion of companies	Translation differences and other	Balance at 12/31/2015
Spain	1,168	1,801	(1)	439	(887)	2,520
Germany	821	109	(517)	-	-	413
Hispanoamérica	280	23	(82)	-	(29)	192
Other companies	26	-	-	-	(2)	24
Total tax credits for loss carryforwards	2,295	1,933	(600)	439	(918)	3,149

The Spanish tax group had unused tax loss carryforwards at December 31, 2016 amounting to 11,513 million euros:

12/31/2016	Total	Less than 1 year	More than 1 year
Tax loss carryforwards generated in the tax group	8,140	403	7,737
Tax loss carryforwards generated before consolidation in the tax group	3,373	-	3,373

Among other changes, the amendment to the Spanish Corporate Income Tax Law by Royal Decree-Law 3/2016, of December 2, limits the use of tax loss carryforwards to 25%. As a result of the testing on the recoverability of deferred tax assets, carried out by the Group under the new legislative framework, it has derecognized deferred tax assets relating to tax loss carryforwards amounting to 866 million euros. Total tax credits for loss carryforwards in Spain in the statement of financial position at December 31, 2016 amounted to 1,617 million euros (2,520 million euros at December 31, 2015). This amount includes tax loss carryforwards of the companies of the DTS Group, purchased in 2015. Total unrecognized tax credits of the Spanish tax group amounted to 1,261 million euros at December 31, 2016. These tax credits do not expire.

The Group companies in Germany have recognized 550 million euros of unrecognized tax credits for loss carryforwards at December 31, 2016. Total unrecognized tax credits for loss carryforwards of these companies amount to 6,434 million euros. These tax credits do not expire.

Recognized tax credits in the consolidated statement of financial arising from the Latin American subsidiaries at December 31, 2016 amounted to 321 million euros. Total unrecognized tax credits for tax loss carryforwards in Latin America amount to 273 million euros.

Deductions

The Group has recognized 1,727 million euros corresponding to the total amount of unused tax deductions at December 31, 2016, of the tax group in Spain, generated primarily from export activity, double taxation and donations to non-profit organizations.

In 2016 and 2015, tax credits from deductions were recognized, in the amount of 755 and 65 million euros, respectively.

Temporary differences

The sources of deferred tax assets and liabilities from temporary differences recognized at December 31, 2016 and 2015 are as follows:

Millions of euros	12/31/2016	12/31/2015 (*)
Goodwill and intangible assets	1,347	910
Property, plant and equipment	1,243	1,124
Personnel commitments	1,665	1,491
Provisions	1,134	1,337
Investments in subsidiaries, associates and other shareholdings	-	163
Inventories and receivables	356	376
Other	1,154	1,189
Total deferred tax assets for temporary differences	6,899	6,590
Deferred tax assets and liabilities offset	(2,910)	(2,000)
Total deferred tax assets for temporary differences registered in the statement of financial position	3,989	4,590
(*) Amended data (see Note 2).

Millions of euros	12/31/2016	12/31/2015 (*)
Goodwill and intangible assets	2,308	1,426
Property, plant and equipment	1,190	1,168
Personnel commitments	34	53
Provisions	31	31
Investments in subsidiaries, associates and other shareholdings	1,299	1,430
Inventories and receivables	85	101
Other	358	341
Total deferred tax liabilities for temporary differences	5,305	4,550
Deferred tax assets and liabilities offset	(2,910)	(2,000)
Total deferred tax liabilities for temporary differences registered in the statement of financial position	2,395	2,550
(*) Amended data (see Note 2).

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

Tax payables and receivables

Current tax payables and receivables at December 31, 2016 and 2015 are as follows:

Millions of euros	Balance at 12/31/2016	Balance at 12/31/2015 (*)
Taxes payable
Tax withholdings	81	134
Indirect taxes	1,086	1,047
Social security	157	160
Current income taxes payable	486	424
Other	522	476
Total	2,332	2,241
(*) Amended data (see Note 2).

Millions of euros	Balance at 12/31/2016	Balance at 12/31/2015 (*)
Tax receivables
Indirect tax	790	593
Current income taxes receivable	601	516
Other	142	232
Total	1,533	1,341
(*) Amended data (see Note 2).

Reconciliation of book profit before taxes to taxable income

The reconciliation between book profit before tax and the income tax expense from continuing operations for 2016, 2015 and 2014 is as follows:

Millions of euros	2016	2015 (*)	2014 (*)
Accounting profit before tax	3,245	906	3,635
Tax expense at prevailing statutory rate	897	209	1,046
Permanent differences	(42)	177	317
Changes in deferred tax charge due to changes in tax rates	1	(8)	89
(Capitalization) / reversal of tax deduction and tax relief	(762)	453	(74)
Reversal / (capitalization) of loss carryforwards	714	(1,200)	(255)
Increase / (Decrease) in tax expense arising from temporary differences	(8)	72	(792)
Other	46	452	52
Income tax expense	846	155	383
Breakdown of current/deferred tax expense
Current tax expense	1,012	1,753	1,480
Deferred tax expense / (benefit)	(166)	(1,598)	(1,097)
Total income tax expense	846	155	383
(*) Amended data (see Note 2).

“Other” in 2015 includes the impacts of the inspections in the tax group in Spain and the provision recognized in Telefónica del Perú.

Tax inspections and tax-related lawsuits

Inspections in the tax group in Spain

With regard to the tax inspection for the years 2001 to 2004, the Supreme Court issued a ruling in 2015, accepting the tax losses incurred by the Group in relation to the transfer of certain interests in TeleSudeste, Telefónica Móviles México and Lycos as tax deductible, rejecting the other contentions, and therefore the contingencies related to this process disappeared. This resulted in recognition of a tax expense of 49 million euros in the 2015 consolidated income statement. However, this did not require payment of any tax because the Company applied unused tax loss carryforwards to offset the effect of these adjustments, at the corresponding tax rate for each period.

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

In July 2015 tax inspections for all taxes for the years 2008 to 2011 were completed, with the Company signing off certain corporate income tax assessments and disputing others. This resulted in 2015 in an expense amounting to 206 million euros. However, this did not require any tax payment, as the adjustments arising from the inspection were offset by unused tax loss carryforwards, at the corresponding tax rate for each period.

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

At 2016 year end, it is not expected that there is any need to recognize additional liabilities for the outcome of this litigation.

Telefónica Brazil

The Telefónica Group is involved in a range of tax litigation in Brazil over direct and indirect taxes (including those relating to GVT). This includes a number of appeals relating to ICMS tax (a tax similar to VAT, levied on telecommunications services). There is a dispute with the Brazilian tax authorities over which services should be subject to settlement of this tax. In 2016 the tax authorities embarked upon a new round of inspections in this regard.

To date the most significant issues have focused on the requirement to collect ICMS on penalties charged to customers for non-compliance, Internet advertising services, and complementary or additional services to the basic telecommunications services such as value-added services, modem rental, and the application of this tax on the basic fee (assinatura básica).

All related procedures are being contested in all instances (administrative and court proceedings). The aggregate amount of the relevant proceedings, updated to take into account interest, fines and other items, is approximately 14,676 million Brazilian reais (approximately 4,272 million euros). No provisions have been set aside for these matters, as the risk of them giving rise to liabilities is not probable. Telefónica Brazil has obtained independent expert reports supporting its position, i.e. that the aforesaid services are not subject to ICMS.

In addition, in December 2016, Telefónica Brazil received a proposed adjustment from the tax authorities in relation to the tax amortization, from October to December 2011, of the goodwill generated by Telefónica Brazil's acquisition and merger of Vivo. This procedure is at its first administrative stage and no provisions have been made, since the potential risk associated to this proceeding has been classified as “not probable” and Telefónica Brazil has received independent expert reports that support this view.

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

At the time of authorization for issue of these consolidated financial statements, the settlements carried out by SUNAT for 2000 and 2001 are in the final instance of the legal process (under review by the Supreme Court) in 2016, and a ruling has not yet been released.

In connection with these proceedings in Peru, the Group and its legal advisors consider that the Group’s position continues to be based on robust legal arguments.

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

In the context of these execution processes, in June 2015 the tax authorities issued Compliance Resolutions demanding payment of 1,521 million Peruvian soles (approximately 431 million euros). An appeal was filed against this with the Tax Court, and the adoption of precautionary suspension measures duly requested from the legal authorities (as a definitive court ruling on these cases is currently pending). No ruling was made in relation to these appeals in 2016.

Given the sentences and rulings handed down in June and August 2015, the Group decided to recognize a provision in the 2015 consolidated financial statements of 431 million euros (see Note 15).

Tax deductibility of financial goodwill

Spain added a new article 12.5 to its Corporate Income Tax Law, which came into force on January 1, 2002. The article regulated the deductibility of tax amortization of financial goodwill arising from the acquisition of non-Spanish companies, which could be amortized over 20 years at 5% per annum. Following the entry into force of the Laws 9/2011 of August 19, 2011 and 16/2013 of October 29, 2013, the amount of goodwill amortization deductible for tax purposes under article 12.5 for the years 2011 to 2015 was reduced from 5% to 1%. The effect is temporary because the 4% not amortized during five years (20% in total) will be recovered extending the deduction period from the initial 20 years to 25 years.

The Telefónica Group, under this regulation, has been amortizing for tax purposes the financial goodwill from its investments, both direct and indirect, in O2, BellSouth and Coltel (prior to December 21, 2007) and Vivo (acquired in 2010). The positive accumulated effect in the corresponding settlements of corporate income tax from 2004 to the closing of December 31, 2016, was 1,063 million euros.

In relation to this tax incentive, the European Commission (EC) has in recent years commenced three proceedings against the Spanish State as it deems that this tax benefit could constitute an example of state aid. Although the EC itself acknowledged the validity of its first two decisions for those investors that invested in European companies (for operations carried out before December 21, 2007 in the first decision, and before May 21, 2011 for investments in other countries in the second decision), in its third decision from October 15, 2014 it calls into question the applicability of the principle of legitimate expectations in the application of the incentive for indirect acquisitions, whatever the date of acquisition may have been.

However, at the issuance date of these consolidated financial statements the three decisions continue subject to a final ruling. The first two were annulled by two judgments of the General Court of the European Union, which were appealed by the EC before the Court of Justice of the European Union and sent again to the General Court by the Judgment dated December 21, 2016, to reassess the tax incentive. The third decision is still pending a judgment at first instance. Furthermore, there are doubts in the Spanish courts regarding the classification of the incentive as a deduction and if this deduction would remain in the case of a subsequent transfer of the relevant stake.

The Group has continued provisioning the amount of the goodwill amortized for tax purposes, corresponding mainly to the purchase of Vivo, for a total of 147 million euros at December 31, 2016 (79 million euros at December 31, 2015). The amount relating to the companies of the O2 Group was reversed after the EC’s decision to prohibit the sale of Telefónica United Kingdom (see Note 23).

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

In the other countries in which the Telefónica Group has a significant presence, the years open for inspection by the relevant authorities are generally as follows:

•	The last twelve years in Germany.

•	The last ten years in El Salvador.

•	The last eight years in United Kingdom.

•	The last six years in Argentina and Colombia.

•	The last five years in Brazil, Mexico, Uruguay and the Netherlands.

•	The last four years in Venezuela, Peru, Guatemala, Nicaragua and Costa Rica.

•	The last three years in Chile, Ecuador, the United States and Panama.

The tax inspection of the open years is not expected to give rise to additional material liabilities for the Group.

Note 18. Revenue and expenses

Revenues

The breakdown of “Revenues” is as follows:

Millions of euros	2016	2015 (*)	2014 (*)
Rendering of services	47,321	49,681	46,007
Net sales	4,715	5,235	4,370
Total	52,036	54,916	50,377

(*) Amended data (see Note 2).

Other income

The breakdown of “Other income” is as follows:

Millions of euros	2016	2015 (*)	2014 (*)
Own work capitalized	867	946	774
Gain on disposal of companies	228	18	5
Gain on disposal of other assets	130	298	367
Government grants	28	33	36
Other operating income	510	716	525
Total	1,763	2,011	1,707
(*)Amended data (see Note 2).

“Gain on disposal of companies” in 2016 includes the gain on disposal of Telefónica Media Argentina, S.A. and Atlántida Comunicaciones, S.A., holding companies of the Group’s stake in Televisión Federal, S.A. (Telefé), amounting to 199 million euros.

“Gain on disposal of other assets” includes gains from the sale of telephone towers of 1 million euros, 65 million euros and 198 million euros in 2016, 2015 and 2014, respectively. In 2015 it is also included the result of a spectrum swap with AT&T carried out by Telefónica Móviles México, amounting to 79 million euros.

“Other operating income” in 2015 included the registered result from the difference between the preliminary purchase price of E-Plus estimated at the end of the valuation period and the final price agreed with KPN, which amounted to 104 million euros (see Note 5). In 2015 it is also included an income resulting from the expiration of an account payable in Telefónica Brazil, amounting to 98 million euros.

Other expenses

The breakdown of “Other expenses” is as follows:

Millions of euros	2016	2015 (*)	2014 (*)
Leases	1,076	1,163	1,039
Advertising	1,256	1,367	1,226
Other external services	10,436	11,586	9,811
Taxes other than income tax	1,136	1,232	1,094
Change in trade provisions	799	831	693
Losses on disposal of fixed assets and changes in provisions for fixed assets	71	39	58
Goodwill impairment (Note 7)	215	104	−
Other operating expenses	352	480	368
Total	15,341	16,802	14,289
(*)Amended data (see Note 2).

“Other external services” in 2015 included a 325 million euros expense in relation with the Telefónica, S.A.’s irrevocable commitment to pay a 325 million euros donation to Fundación Telefónica to provide this entity with the financing required to implement the social programs and activities it currently performs or could initiate in the short and medium term to fulfill its purpose as a foundation.

Estimated payment schedule

The estimated payment schedule in millions of euros for the next few years on operating leases and purchase and other contractual commitments (non-cancellable without penalty cost) are as follows:

12/31/2016	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Telefónica Brazil	4,326	544	1,073	881	1,828
Telefónica Germany	2,402	510	671	489	732
Telefónica Hispanoamérica	2,251	435	686	544	586
Telefónica Spain	919	158	270	216	275
Telefónica United Kingdom	452	138	130	75	109
Others	110	16	31	24	39
Operating lease obligations(1)	10,460	1,801	2,861	2,229	3,569
Purchase and other contractual obligations(2)	12,426	5,391	3,883	1,204	1,948

(1) This item includes definitive payments (non-cancellable without penalty cost). Our operating lease obligations have in some cases extension options conditioned on the applicable law of each country. Accordingly, we have included only those amounts that represent the initial contract period.

(2) This item includes definitive payments (non-cancellable without penalty cost) due for agreements to purchase goods (such as network equipment) and services.

At December 31, 2016, the present value of future payments for Telefónica Group operating leases was 7,894 million euros (2,450 million euros in Telefónica Brazil, 2,294 million euros in Telefónica Germany, 1,748 million euros in Telefónica Hispanoamérica, 882 million euros in Telefónica Spain, 418 million euros in Telefónica United Kingdom and 102 million euros in other companies classified as “Others” on the table above).

The main finance lease transactions are described in Note 22.

Headcount

The table below presents the breakdown of the Telefónica Group’s average number of employees by segment (see Note 4) in 2016, 2015 and 2014, together with total headcount at December 31 each year. Comparative figures have been amended to include the employees in Telefónica United Kingdom (see Note 2).

	2016		2015		2014
	Average	Year-end	Average	Year-end	Average	Year-end
Telefónica Spain	29,538	28,107	31,354	32,171	29,840	30,020
Telefónica United Kingdom	7,454	7,075	7,677	7,616	7,576	7,436
Telefónica Germany	8,341	8,517	9,941	8,557	6,596	10,848
Telefónica Brazil	34,247	33,782	28,488	33,847	18,337	18,419
Telefónica Hispanoamérica	38,889	38,901	38,232	37,951	38,098	38,104
Other companies	13,651	10,941	17,877	17,364	20,050	18,673
Total	132,120	127,323	133,569	137,506	120,497	123,500

The Group consolidates GVT and DTS from May 2015 (see Note 5). The number of employees of GVT and DTS at that date was 18,179 and 1,818, respectively.

The Group consolidates E-Plus from October 2014 (see Note 5). The number of employees of the E-Plus Group at that date was 5,033.

Of the final headcount at December 31, 2016, approximately 37.6% are women (37.8% at December 31, 2015).

At December 31, 2016, the number of employees with disabilities is 855 (239 in Spain).

In 2015 Telefónica de España, S.A.U., Telefónica Móviles España, S.A.U. and Telefónica Soluciones de Informática y Comunicaciones de España, S.A.U. signed the first Collective Agreement of Related Companies (CEV). This agreement contemplated, among other elements, a plan of measures for individual suspension of the employment relationship in 2016 and 2017. In December 2016, the CEV was extended until 2018, by virtue of the provisions of this same agreement. In 2016, the expense relating to the forecast payments to meet the commitments resulting from the extension of this program was recognized. A total of 789 million euros was recorded for the Individual Suspension Plan in 2016 (2,896 million euros in 2015) (see Note 15).

Depreciation and amortization

The breakdown of “Depreciation and amortization” on the consolidated income statement is as follows:

Millions of euros	2016	2015 (*)	2014 (*)
Depreciation of property, plant and equipment	5,951	6,071	5,357
Amortization of intangible assets	3,698	3,633	3,191
Total	9,649	9,704	8,548
(*) Amended data (see Note 2).

Earnings per share

As detailed in Notes 2 and 23, the comparative figures of Profit for the period have been amended with respect to those presented in the 2015 consolidated financial statements, in order to cease to present Telefónica United Kingdom as a discontinued operation.

Basic earnings per share amounts are calculated by dividing (a) the profit for the year attributable to equity holders of the parent, adjusted for the net coupon corresponding to the undated deeply subordinated securities and for the interest cost accrued in the period in relation to the debt component of the mandatorily convertible notes of the parent company (see note 12) by (b) the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued upon the conversion of the said mandatorily convertible notes from the date of their issuance.

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

Both basic and diluted earnings per share attributable to equity holders of the parent are calculated based on the following data:

Millions of euros	2016	2015	2014
Profit attributable to ordinary equity holders of the parent from continuing operations	2,369	616	3,001
Adjustment for the net coupon corresponding to undated deeply subordinated securities	(257)	(250)	(187)
Adjustment for the financial expense of the debt component of the mandatorily convertible notes	1	2	−
Total profit attributable to ordinary equity holders of the parent for basic and diluted earnings per share from continuing operations	2,113	368	2,814

Thousands
Number of shares	2016	2015 (*)	2014 (*)
Weighted average number of ordinary shares (excluding treasury shares) for basic earnings per share	4,909,254	4,931,472	4,816,739
Adjustment for mandatorily convertible notes	151,265	139,116	33,572
Adjusted number of shares for basic earnings per share	5,060,519	5,070,588	4,850,311
Telefónica, S.A. share option plans	2,716	5,093	11,407
Weighted average number of ordinary shares outstanding for diluted earnings per share	5,063,235	5,075,681	4,861,718

(*) Revised data due to the scrip dividend.

For the purposes of calculating the earnings per share (basic and diluted), the weighted average number of shares outstanding is retrospectively adjusted for transactions that have changed the number of shares outstanding without a corresponding change in equity, as if such transactions had occurred at the beginning of the earliest period presented. Such is the case of the bonus share issues carried out to meet the scrip dividends paid in the last years have been taken into account (see Note 12).

Thus, basic and diluted earnings per share attributable to equity holders of the parent are as follows:

Figures in euros	2016	2015	2014
Basic earnings per share	0.42	0.07	0.58
Diluted earnings per share	0.42	0.07	0.58

Note 19. Share-based payment plans

The main share-based payment plans in place in the 2014-2016 period are as follows:

a) Long-term incentive plan based on Telefónica, S.A. shares: “Performance and Investment Plan 2011-2016”

At the General Shareholders’ Meeting held on May 18, 2011, a long-term share-based incentive plan called “Performance and Investment Plan” was approved for Telefónica Group directors and executive officers.

Under this plan, a certain number of shares of Telefónica, S.A. were delivered to plan participants selected by the Company who decided to participate on compliance with stated requirements and conditions.

The plan lasted five years and was divided into three independent phases.

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

The third and final phase expired on June 30, 2016. The maximum number of shares assigned to this phase of the plan was 7,020,473 shares assigned on July 1, 2013, with a fair value of 6.40 euros per share. Delivery of shares was not required at the end of the phase according to the general conditions of the plan; therefore, managers did not receive any shares.

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

Like its predecessor, the term of the new plan is a total of five years divided into three phases. The initial and the second share allocations took place on October 1, 2014, and on October 1, 2015, respectively. Regarding the third phase of this 2016-2019 Plan, the Company's Board of Directors, following a favorable report from the Nomination, Compensation and Corporate Governance Committee, resolved not to execute or implement it, after having decided that it was not sufficiently in line with the Telefónica Group's strategic plan, taking into account the circumstances and macroeconomic environment.

The maximum number of shares allocated under the plan (including the amount of co-investment) and the number of shares outstanding at December 31, 2016 are set out below:

Phase / assignment date	No. of shares assigned	Outstanding shares at 12/31/16	Unit fair value	End date
1st phase / October 1, 2014	6,927,953	5,658,725	6.82	September 30, 2017
2nd phase / October 1, 2015	6,775,445	5,829,806	6.46	September 30, 2018

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

Likewise, the Telefónica, S.A. Ordinary General Shareholders’ Meeting on May 30, 2014 approved a new voluntary plan for incentivized purchases of shares for the employees of the Group. Under this Plan, employees were offered the option to acquire Telefónica, S.A. shares during a twelve month period (the acquisition period), with the company undertaking to deliver a certain number of free shares to participants, subject to certain requirements. Each employee was limited to buying a maximum of 1,800 euros in Telefónica, S.A. shares, subject to a minimum of 300 euros. If the employee remains part of the Telefónica Group and holds on to the shares for one year following the acquisition period (the shareholding period), they will be entitled to receive one free share for each share they acquire and retain throughout the shareholding period.

The acquisition period commenced in July 2015 and ended in June 2016. As of December 31, 2016, 29,700 employees had registered for the plan. The plan will be settled in 2017 through the delivery of shares to employees.

d) Long-term incentive plan based on Telefónica, S.A. shares: “Talent for the Future Share Plan” (TFSP)

At the General Shareholders’ Meeting held on May 30, 2014, a long-term share-based incentive plan called “Talent for the Future Share Plan” was approved for certain Telefónica Group employees.

Under this Plan, a certain number of shares of Telefónica, S.A. will be delivered to participants selected by the Company who have opted to take part in the scheme and meet the requirements and conditions stipulated to this end. The plan has been implemented for employees with persistently outstanding performance, high potential and key skills who are expected to take leading roles in the future, by granting a stake in the share capital of the Company

The term of the plan is five years and it is divided into three phases. The initial and the second share allocations took place on October 1, 2014, and on October 1, 2015, respectively. Regarding the third phase of this 2016-2019 Plan, the Company's Board of Directors, following a favorable report from the Nomination, Compensation and Corporate Governance Committee, resolved not to execute or implement it, after having decided that it was not sufficiently in line with the Telefónica Group's strategic plan, taking into account the circumstances and macroeconomic environment.

The maximum number of shares assigned and the number of shares outstanding at December 31, 2016 is as follows:

Phase /assignment date	No. of shares assigned	No. of shares assigned at 12/31/16	Unit fair value	End date
1st phase October 1, 2014	556,795	533,552	6.82	September 30, 2017
2nd phase October 1, 2015	618,000	592,500	6.46	September 30, 2018

Note 20. Cash flow analysis

Net cash flow provided by operating activities

Net cash flow provided by operating activities amounted to 13,338 million euros in 2016, a 2.0% fall on the 13,615 million euros of 2015, which itself was an increase on the figure of 11.7% recognized in 2014.

The detail of net cash flow provided by operating activities is the following:

Millions of euros	2016	2015 (*)	2014 (*)	Var 16 vs 15	Var 15 vs 14
Cash received from operations	63,514	67,582	61,522	(6.0%)	9.9%
Cash paid from operations	(47,384)	(50,833)	(45,612)	(6.8%)	11.4%
Cash paid to suppliers	(40,831)	(43,650)	(39,566)	(6.5%)	10.3%
Cash paid to employees	(5,815)	(6,462)	(5,257)	(10.0%)	22.9%
Payments related to cancellation of commitments	(738)	(721)	(789)	2.4%	(8.6%)
Net payments of interest and other financial expenses net of dividends received	(2,143)	(2,445)	(2,530)	(12.4%)	(3.4%)
Net interest and other financial expenses paid	(2,187)	(2,490)	(2,578)	(12.2%)	(3.4%)
Dividends received	44	45	48	(2.2%)	(6.3%)
Taxes paid	(649)	(689)	(1,187)	(5.8%)	(42.0%)
Net cash flow provided by operating activities	13,338	13,615	12,193	(2.0%)	11.7%

(*) Amended data (see Note 2).

The changes in the main items included in the net cash flow from operating activities are as follows:

•	Cash received from operations fell 6% in 2016 with respect to the amount recognized in 2015, mainly due to exchange rate changes. In addition, the Company continued its active working capital management policy, focused on factoring and the advance monetization of revenues from financed sales.

Cash received from operations in 2015, showed an increase of 9.9% on the 2014 figure, largely driven by the active management of working capital, focused on factoring and the advance monetization of revenues from financed sales, the inclusion of GVT and DTS in the consolidation perimeter and the higher contribution of E-Plus in 2015, and the increase in revenues in T. Hispanoamérica.

•	Cash paid from operations in 2016, was down 6.8% on 2015, principally as a result of changes in the exchange rate and due to the active management of current liabilities through improvements in the processes and agreements to extend payment terms with suppliers, or factoring companies when payments are discounted (Note 13).

Cash paid from operations increased by 11.4% year-on-year in 2015. Active management of current liabilities through agreements to extend payment terms with suppliers, or factoring companies when payments are discounted, enabled the Group to counteract the effect of the higher payments resulting from the changes to the consolidation scope and increased commercial activity in Latin America.

Cash paid to employees fell by 10% in 2016, compared with the figure for 2015, largely due to changes in the headcount.

Cash paid to employees in 2015, experienced a year-on-year increase of 22.9%, as a result of the higher costs associated with the change in average headcount after the inclusion of the new companies in the consolidation perimeter.

•	Net payments of interest and other financial expenses net of dividens received declined by 12.4% in 2016 with respect to 2015, largely due to the lower cost of debt in European currencies. Net financial payments represent 3.94% of the net average financial debt plus commitments in the year.

Net payments of interest and other financial expenses net of dividends received in 2015, fell by 3.4% compared with 2014, despite Telefónica Group's average debt rising by 5.1%. Telefónica Spain’s contribution to the reduction of payments of 4.2% was mainly due to capturing the benefits of a lower euro exchange rate and the reduction of the fixed-rate debt in euros. Net financial payments represent 4.96% of the net average financial debt plus commitments in the year.

•	Taxes paid were 5.8% lower, year-on-year, in 2016 mainly due to the lower payments in advance in Argentina and Brazil, and the exchange rate effect, offset by lower tax refunds and higher payments in advance in Spain.

Taxes paid fell 42% in 2015 compared to the payments made in 2014, principally as a result of lower payments in advance in Spain during 2015, and higher tax refunds, arising from prior years, in both Germany and Spain.

Net cash flow used in investing activities

Net cash flow used in investing activities amounted to 8,208 million euros in 2016, down 36.5% on 2015 (12,917 million euros), a figure which represented an increase of 29.6% on that of 2014 (9,968 million euros).

In respect of the main items included in the net cash flow used in investing activities, the detail is the following:

•	(Payments on investments)/proceeds from the sale in property, plant and equipment and intangible assets, net in 2016, decreased by 10.4% compared to 2015. The detail is the following:

Millions of euros	2016	2015 (*)	2014 (*)	Var 16 vs 15	Var 15 vs 14
Proceeds from the sale in property, plant and equipment and intangible assets	134	254	340	(47.2%)	(25.3%)
Payments on investments in property, plant and equipment and intangible assets	(9,321)	(10,510)	(9,205)	(11.3%)	14.2%
(Payments on investments)/proceeds from the sale in property, plant and equipment and intangible assets, net	(9,187)	(10,256)	(8,865)	(10.4%)	15.7%

(*) Amended data (see Note 2).

Payments on investments in property, plant and equipment and intangible assets fell by 11.3% in 2016 compared to a year earlier, mainly due to lower payments in Telefónica Germany, which itself was due to the significant impact of spectrum licenses in 2015. Spectrum license payments totaled 349 million euros in 2016, notably in Group companies in Peru and Brazil.

Payments on investments in property, plant and equipment and intangible assets totaled 10,510 million euro in 2015, a rise of 14.2% compared to a year earlier, mainly due to higher payments in Telefónica Germany, which was partially offset by the fall in payments from Telefónica Brazil. These were the result of lower investments and the impact of a fall in the exchange rate. Spectrum license payments totaled 1,309 million euros in 2015, mainly in Group companies in Germany, Spain, Argentina and Ecuador.

•	The detail of proceeds on disposals of companies, net of cash and cash equivalents disposed and payments on investments in companies, net of cash and cash equivalents acquired is the following:

Millions of euros	2016	2015(*)	2014(*)	Var 16 vs 15	Var 15 vs 14
Sale of Televisión Federal, S.A. (Telefé) (see Note 18)	306	−	−
Proceeds arising from hedges associated with Telefónica United Kingdom	399	−	−
Sale of Yourfone GmbH	−	57	−
Sale of Telefónica Czech Republic	−	313	2,163
Sale of Telefónica Ireland	−	−	754
Sale of 2.5% of China Unicom (Hong Kong) Limited	−	−	687
Others	62	(16)	11
Proceeds on disposals of companies, net of cash and cash equivalents disposed	767	354	3,615	n.m.	(90.2%)
Acquisition of DTS (see Note 5)	(36)	(697)	(325)
Acquisition of GVT (see Note 5)	−	(2,450)	−
Acquisition of E-Plus (see Note 5)	−	−	(4,569)
Others	(18)	(34)	(126)
Payments on investments in companies, net of cash and cash equivalents acquired	(54)	(3,181)	(5,020)	(98.3%)	(36.6%)

(*) Amended data (see Note 2).

n.m.: not meaningful.

•	The detail of proceeds on financial investments not included under cash equivalents and payments on financial investments not included under cash equivalents is the following:

Millions of euros	2016	2015 (*)	2014 (*)	Var 16 vs 15	Var 15 vs 14
Sale of stake in Indra	85	−	−
Sale of stake in China Unicom (Hong Kong) Limited (see Note 13)	322	−	−
Sale of stake in Telecom Italia, S.p.A. (Note 13)	−	1,025	−
Sale of Telecom Italia´s bond	−	−	103
Sale of Atento	−	−	87
Others	82	117	112
Proceeds on financial investments not included under cash equivalents	489	1,142	302	(57.2%)	n.m.
Legal deposits	(104)	(86)	(141)
Investment in Mediaset Premium	(20)	(100)	−
Payment to shareholders of Telco, S.p.A.	−	(60)	−
Others	(141)	(180)	(106)
Payments on financial investments not included under cash equivalents	(265)	(426)	(247)	(37.8%)	72.5%

(*) Amended data (see Note 2).

n.m.: not meaningful.

•	Payments and proceeds on placements of cash surpluses not included under cash equivalents in 2016 and 2015 largely relate to placements made by Telefónica, S.A.

Net cash flow used in financing activities

Net cash flow used in financing activities amounted as net payment to 4,220 million euros, an increase of 16,8% with respect to 2015.

In 2015, the negative cash flow used in financing activities fell by 10.6% year-on-year, to reach 3,612 million euros, due largely to the increase of proceeds on loans, borrowings and promissory notes.

•	The detail of dividends paid, proceeds from issue of share capital increase, payments and proceeds of treasury shares and other operations with shareholder and operations with other equity holders is the following:

Millions of euros	2016	2015(*)	2014(*)	Var 16 vs 15	Var 15 vs 14
Dividends paid byTelefónica, S.A. (**)	(2,395)	(2,237)	(2,001)
Payments to non-controlling interests of Telefônica Brasil, S.A.	(216)	(239)	(187)
Payments to non-controlling interests of Telefónica Deutschland Holding, A.G.	(263)	(267)	(122)
Payments to non-controlling interests of Telefónica Centroamérica Inversiones	(27)	(28)	(14)
Others	(5)	(4)	(4)
Dividends paid (see Note 12)	(2,906)	(2,775)	(2,328)	4.7%	19.2%
Share capital increase of Telefónica, S.A. (Note 12)	−	3,048	−
Share capital increase of Telefônica Brasil, S.A.	−	1,258	−
Share capital increase by the non-controlling interests in Telefónica Deutschland	−	-	814
Others	−	(51)	−
Proceeds from share capital increase	-	4,255	814	n.m.	n.m.
Transactions with Telefónica, S.A. treasury shares (see Note 12 g)	(645)	(1,615)	(1,204)
Transactions with Telefónica Deutschland Holding, A.G. treasury shares	−	(133)	−
Transactions with Telefônica Brasil, S.A. treasury shares	−	(24)	−
Others	(15)	−	(37)
(Payments)/proceeds of treasury shares and other operations with shareholders	(660)	(1,772)	(1,241)	(62.8%)	42.8%
Issuance of undated deeply subordinated securities (Note 12)	1,000	419	2,600
Issuance of notes mandatorily convertible into shares of Telefónica, S.A. (See Note 12)	−	−	1,285
Payment of the coupon related to the issuances of undated deeply subordinated securities issued (See Note 12)	(344)	(336)	(172)
Operations with other equity holders	656	83	3,713	n.m.	(97.8%)

(*)Amended data (see Note 2).

n.m.: not meaningful.

(**)This amount differs from that indicated in Note 12 because of withholding taxes deducted in the payment to certain major shareholders.

•	The detail of proceeds on issue of debentures and bonds, and other debts, proceeds on loans, borrowings and promissory notes, cancellation of debentures and bonds, and other debts, repayments of loans, borrowings and promissory notes and financed operating payments and investments in property, plant and equipment and intangible assets payments is the following:

Millions of euros	2016	2015(*)	2014(*)	Var 16 vs 15	Var 15 vs 14
Issued under the EMTN program of Telefónica Emisiones, S.A.U. (see Appendix III)	4,900	1,467	2,550
Issued of non-dilutive convertible debentures in Telefónica Participaciones, S.A.U. (Appendix III)	600	-	-
Issued under the SHELF program of Telefónica Emisiones, S.A.U.	-	-	368
Issue mandatorily convertible into Telecom Italia, S.p.A. shares	-	-	750
Bond issue by Telefónica Deutschland Holding, A,G,	-	-	500
Others	193	135	285
Proceeds on issue of debentures and bonds, and other debts	5,693	1,602	4,453	n.m.	(64.0%)
Syndicated loan of 3,000 million euros by Telefónica, S.A. (see Note 13)	3,070	-	-
Syndicated loan of 2,500 million euros by Telefónica, S.A.	-	2,060	-
Syndicated loan of 3,000 million euros by Telefónica, S,A, (see Note 13)	1,280	1,890	-
Issuance of debt instruments in the local market (schuldscheindarlehen and namensschuldverschreibung) by Telefónica Germany GmbH&Co OHG	-	300	-
Borrowings proceeds of 2,000 million euros in Telefónica, S.A.	-	-	2,000
Others	5,982	4,534	2,290
Proceeds on loans, borrowings and promissory notes (see Appendix V)	10,332	8,784	4,290	17.6%	n.m.
Cancellation of debentures and bonds, and other debts	(6,873)	(3,805)	(5,116)	80.6%	(25.6%)
Syndicated loan of 3,000 million euros by Telefónica, S.A. (see Note 13)	(3,070)	-	-
Syndicated loan of 2,500 million euros by Telefónica, S.A.	-	(1,560)	-
Syndicated loan of 3,000 million euros by Telefónica, S.A. (see Note 13)	(1,980)	(1,190)	-
Loans paid by GVT	(93)	(1,766)	-
Prepayments of loans and the maturity of Tranche A2	-	-	(2,000)
Prepayments of loans and the maturity of Tranche A3	-	-	(1,672)
Others	(3,363)	(5,342)	(4,932)
Repayments of loans, borrowings and promissory notes (See Appendix V)	(8,506)	(9,858)	(8,604)	(13.7%)	14.6%
Financed spectrum licences payments	(198)	(121)	(22)
Payments to suppliers with extended payment terms (Note 13)	(1,758)	(5)	-
Financed operating payments and investments in property, plant and equipment and intangible assets payments (see Note 13.2)	(1,956)	(126)	(22)	n.m.	n.m.

(*) Amended data (see Note 2).

n.m.: not meaningful.

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

The contingencies arising from the litigation and commitments described below were evaluated (see Note 3.m) when the consolidated financial statements for the year ended December 31, 2016 were prepared. The provisions recorded in respect of the commitments taken as a whole are not material.

The following unresolved legal proceedings or those underway in 2016 are highlighted (see Note 17 for details of tax-related cases):

Appeal against the decision by Agencia Nacional de Telecomunicações (“ANATEL”) regarding the inclusion of interconnection and network usage revenues in the Fundo de Universalização de Serviços de Telecomunicações (“FUST”)

Vivo Group operators (currently Telefônica de Brasil), together with other cellular operators, appealed ANATEL’s decision of December 16, 2005, to include interconnection and network usage revenues and expenses in the calculation of the amounts payable into the FUST (Fundo de Universalização de Serviços de Telecomunicações) –a fund which pays for the obligations to provide Universal Service- with retroactive application from 2000. On March 13, 2006, Regional Federal Court no. 1. granted a precautionary measure which stopped the application of ANATEL’s decision. On March 6, 2007, a ruling in favor of the wireless operators was issued, stating that it was not appropriate to include the revenues received by transfer from other operators in the taxable income for the FUST’s calculation and rejecting the retroactive application of ANATEL’s decision. On January 26, 2016, ANATEL filed an appeal to overturn this decision with Brasilia Regional Federal Court no. 1.

At the same time, Telefônica Brasil and Telefónica Empresas, S.A., together with other wireline operators through ABRAFIX (Associação Brasileira de Concessionárias de Serviço Telefonico Fixo Comutado) appealed ANATEL’s decision of December 16, 2005, also obtaining the precautionary measures requested. On June 21, 2007, Federal Regional Court no. 1 ruled that it was not appropriate to include the interconnection and network usage revenues in the FUST’s taxable income and rejected the retroactive application of ANATEL’s decision. ANATEL filed an appeal to overturn this ruling on April 29, 2008, before Brasilia Federal Regional Court no. 1, which was dismissed on May 10, 2016. ANATEL filed an appeal against this dismissal.

The fixed operators filed an appeal to clarify that revenues obtained through interconnection and dedicated line operation should not be included in the calculation of the amounts payable to the FUST. In addition, the court was also requested to rule on two grounds which had not been analyzed in the initial decision: (i) that the FUST has become obsolete, among other reasons, by the advance of mobile telephony; and (ii) that amounts collected are not applied to the purpose for which the FUST was created, since only a very low percentage of the revenues collected by the FUST is used to finance fixed telephony. Although the petition for clarification was dismissed on August 23, 2016, the court noted that the FUST should not be funded with revenues from interconnection and dedicated line operation.

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

On April 2010, a ruling against the Telefónica Group was issued in first instance. The full impact of this proceeding will not be known until there is a final ruling, and the total amount of persons affected by and party to the proceeding is known. At that moment, the amount of the indemnity will be established, ranging between 1 billion and 60 million reais (approximately, between 225 and 13 million euros), depending on the number of parties. On May 5, 2010, Telefônica Brasil filed an appeal before the São Paulo Court of Justice, suspending the effect of the ruling.

On April 13, 2015, the appeal was judged in favor of Telefónica, by unanimous vote, reversing the earlier decision in first instance.

The Public Prosecutor filed an extraordinary petition for review at the High Court of Brasilia which refused to consider the petition due to the lack of legal requirements. A new appeal may be filed against such refusal.

Appeal against the Decision of the EC dated January 23, 2013, to sanction Telefónica for the infringement of Article 101 of the Treaty on the functioning of the European Union

On January 19, 2011, the EC initiated formal proceedings to investigate whether Telefónica, S.A. (Telefónica) and Portugal Telecom SGPS, S.A. (Portugal Telecom) had infringed European Union anti-trust laws with respect to a clause contained in the sale and purchase agreement of Portugal Telecom’s ownership interest in Brasilcel, N.V., a joint venture in which both were venturers and which was the owner of the Brazilian company Vivo.

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

A hearing was held on May 19, 2015, at the European Union General Court.

On June 28, 2016, the European Union General Court ruled. Although it declares the existence of an infringement of competition law, it annuls Article 2 of the contested Decision and requires the EC to reassess the amount of the fine imposed. The General Court considers that the EC has not neutralized the allegations and evidences provided by Telefónica on services in which there was not potential competition or were outside the scope of Clause Nine.

Telefónica understands that there are grounds for believing that the ruling does not suit at law; consequently, it filed an appeal to the Court of Justice of the European Union, on September 11, 2016.

On November 23, 2016, the EC filed its response against the Telefónica´s appeal. On January 30, 2017, Telefónica filed its reply.

Claim of consumers association "FACUA" against Telefónica de España in connection with the increase of the price of Movistar Fusión

On September 5, 2016, notification was given to Telefónica de España of a claim filed against it by the consumers association ("FACUA"). Through such claim, the association exercises an action to protect consumers' and users' collective interests stipulated in articles 11 of the Civil Procedure Act (Ley de Enjuiciamiento Civil) and 24.1 of the Consumer and Users Protection Act (Ley General de Defensa de los Consumidores y Usuarios) on the basis of alleged disloyalty towards the consumers, arising from the raising of the prices of the product "Movistar Fusión" from May 5, 2015, by an amount of 5 euros per month.The claim contains a first declaratory statement, stating that disloyalty arises from misleading advertising regarding the price rise; a second requests prohibitory injunction, requesting that Telefónica de España be ordered not to apply such price rise and to prohibit its future application to all customers who became customers of Movistar Fusión prior to May 5, 2015. It contains, besides, a third statement, requesting Telefónica de España to be condemned to repay the excess amounts collected as a result of the rise in prices to those customers who have chosen to maintain the service contracted, together with accrued interest on such amount.

The claim was filed for an undetermined amount, given the impossibility of determining a priori the total amount of the claim. On October 28, 2016, Telefónica de España filed the response. A hearing will be held on March 7, 2017.

Decision by the High Court regarding the acquisition by Telefónica of shares in Český Telecom by way of tender offer

Venten Management Limited ("Venten") and Lexburg Enterprises Limited ("Lexburg"), were minority shareholders of CESKY TELECOM. In September 2005 both companies sold their shares to Telefónica in a mandatory tender offer. Subsequently Venten and Lexburg, in 2006 and 2009, respectively, filed actions against Telefónica claiming a higher price than the price for which they sold their shares in the mandatory tender offer.

On August 5, 2016, the hearing before the High Court in Prague took place in order to decide the appeal against the second decision of the Municipal Court, which had been favourable to Telefónica's position (as was also the case with the first decision of the Municipal Court). At the end of the hearing, the High Court announced the Second Appellate Decision by which it reversed the second decision of the Municipal Court and ordered Telefónica to pay 644 million Czech koruna (approximately 23 million euros) to Venten and 227 million Czech koruna (approximately 8 million euros) to Lexburg, in each case plus interest.

On December 28, 2016, the decision was delivered to Telefónica. Telefónica has filed an extraordinary appeal, requesting the suspension of the effects of the decision.

Other contingencies

Telefónica is currently conducting internal investigations covering various countries regarding possible violations of applicable anti-corruption laws. Telefónica has been in contact with governmental authorities about these matters and intends to cooperate with those authorities as the investigations continue. It is not possible at this time to predict the scope or duration of these matters or their likely outcome.

b) Commitments

Agreement related to the Sale of Customer Relationship Management (“CRM”) Business, Atento

As a result of the sale agreement of Atento by Telefónica, announced on October 12, 2012, and ratified on December 12, 2012, both companies signed a Master Service Agreement which regulates Atento’s relationship with the Telefónica Group as a service provider for a period of nine years and which was amended on May 16, 2014, and on November 8, 2016. This period was extended only for Spain and Brazil in November 2016, for two additional years until 2023.

By virtue of this Agreement, Atento became Telefónica’s preferred Contact Center and Customer Relationship Management (“CRM”) service provider, stipulating annual commitments in terms of turnover which is updated based on inflation and deflation that vary from country to country, pursuant to the volume of services Atento has been providing to the entire Group. Effective January 1, 2017, the minimum volume commitments that Telefónica must comply with have significantly decreased from Brazil.

Failure to meet the annual turnover commitments generally results in the obligation to the counterparty, to pay additional amounts, which would be calculated based on the difference between the actual amount of turnover and the predetermined commitment, applying a percentage based on the Contact Center’s business margin to the final calculation.

The Master Agreement sets forth a reciprocal arrangement, whereby Atento assumes similar commitments to subscribe its telecommunications services to Telefónica.

Telefónica Latinoamérica Holding, S.L. as strategic partner of Colombia Telecomunicaciones, S.A. ESP

Pursuant to amendment nº 1 of the Framework Investment Agreement executed on March 30, 2012, after the closing of the merger between Colombia Telecomunicaciones, S.A. ESP and Telefónica Móviles Colombia, S.A., the Colombian Government may, at any time, offer to Telefónica all or part of the shares it holds in the company, the latter being obliged to acquire them, (directly or via one of its subsidiaries) provided that any of the following circumstances becomes applicable: (i) Colombia Telecomunicaciones, S.A. ESP fails to meet its payment obligations under the terms of the "Contrato de Explotación", of two accumulated bi-monthly installments of the consideration fees; (ii) the increase in EBITDA is less than 5.75% in the measurement periods, and provided that during the twelve (12) months following the ordinary shareholders’ meetings during which the measurement was made, at least one of the following occurs: 1) Colombia Telecomunicaciones S.A. ESP makes capital investments (CAPEX) exceeding 12.5% of its revenues for services; 2) Colombia Telecomunicaciones S.A. ESP has paid a brand fee or any other type of payment to the Strategic Partner for the use of its brands; or 3) orders and/or pays dividends with the favorable vote of the Strategic Partner.

From January 1, 2013, the Colombian Government can require Telefónica to vote in favor of the register of the shares of Colombia Telecomunicaciones, S.A. ESP in the National Securities and Issuer’s Registry and in the Colombia Stock Exchange.

In addition, if Telefónica decides to dispose or transfer of all or part of its shareholding in Colombia Telecomunicaciones, S.A. ESP to third parties, Telefónica commits that: (i) the acquirer or transferee will be obliged to adhere to the Framework Investment Agreement; and (ii) that the acquirer or transferee will be obliged to present an offer to purchase all of the shares in Colombia Telecomunicaciones, S.A. ESP held by the Colombian Government (that amounts to 32.5% of the share capital) at the same price and under the same terms and conditions negotiated with Telefónica, through the legally-established procedure for disposal of shares held by public entities.

Agreement for the divestment of Telefónica’s operations in the United Kingdom (“O2 UK”)

On March 24, 2015, Telefónica signed an agreement with Hutchison Whampoa Group for the acquisition by the latter of Telefónica's operations in the United Kingdom (O2 UK) for a price (firm value) of 10,250 million pounds sterling in cash (approximately 14,000 million euros at the exchange rate as of the date of the agreement).

On May 11, 2016, the European Commission made public its decision to prohibit the transaction under the European Union merger regulations, resulting in the termination of the aforementioned agreement between Telefónica and Hutchison Whampoa Group.

Communications Investment Platform

On May 8, 2015, Telefónica Open Future, S.L.U. (“TOF”) signed a Limited Partnership Agreement (and related agreements) with Coral Group, L.L.C. (and affiliates thereof) pursuant thereto, TOF has committed to undertake investments up to 200 million U.S. dollar over a 7 year period (expandable up to two additional years) in technology companies that fall within the strategic priorities jointly agreed with Telefónica.

Agreement for the sale of the shares of Telefónica Gestión de Servicios Compartidos España, S.A.U., Telefónica Gestión de Servicios Compartidos Argentina, S.A. and T-Gestiona Servicios Contables y Capital Humano, S.A.C.

On March 1, 2016, a share purchase agreement between, on one hand, Telefónica, S.A., Telefónica Servicios Globales, S.L.U. and Telefónica Gestión de Servicios Compartidos Perú, S.A.C. (as sellers), and, on the other hand, IBM Global Services España, S.A., IBM del Perú, S.A.C., IBM Canada Limited and IBM Americas Holding, LLC (as purchasers) for the sale of the companies Telefónica Gestión de Servicios Compartidos España, S.A.U., Telefónica Gestión de Servicios Compartidos Argentina, S.A. and Tgestiona Servicios Contables y Capital Humano, S.A.C., for a total price of approximately 22 million euros, was ratified before Notary Public. This share purchase agreement was subscribed on December 31, 2015.

Following the aforementioned share purchase agreement and in connection with the latter transaction, also, on December 31, 2015, Telefónica subscribed a master services agreement with IBM for the outsourcing of economic-financial and HR activities and functions to be provided to the Telefónica Group during a period of ten years, for a total amount of approximately 450 million euros. Most of the Telefónica Group’s subsidiary companies have already adhered to that master services agreement.

c) Environmental matters

Telefónica has a global Environmental Strategy that arises from the Environmental Policy and Energy Policy approved by the Board of Directors which sets out the road map for the Company to advance towards a green economy, reducing the environmental impact of its facilities at the same time as developing the potential for digital services to reduce the environmental footprint of other sectors.

Currently more than 80% of the Company has Environmental Management Systems (EMS) in accordance with Regulation ISO 14001, certified by an external body, which contribute to the proper management of its environmental aspects and to extending a culture of environmental responsibility across the whole supply chain. Telefónica has set itself the target of certifying 100% of operators under ISO 14001 by 2017.

Telefónica's environmental risks and climate change are controlled and managed under the Company's global risk model. The environmental aspects of the telecommunications operations are mainly focused on the risk of high geographical dispersion and energy consumption, which is controlled by means of environmental management based on uniform processes and a global energy efficiency programme.

The greatest environmental impact is in the network due to energy consumption, but also with physical elements, such as visual impact or waste. To implement and maintain the responsible network, Telefónica applies the best practices available and manages all environmental aspects of this from design to decommissioning.

Environmental legislation, which is abundant in almost all of the countries where Telefónica operates, applies mainly to the network infrastructures. Among these, it is worth mentioning the need to obtain environmental permits, waste management, noise control and measuring electromagnetic fields. Telefónica has common standards for all of its companies, in harmony with the principle of caution, establishes minimum guidelines for environmental management with the aim of minimizing the impact of infrastructures, these standards go beyond existing legislation. Also, these standards extend to all suppliers and contractors.

Among the activities undertaken by the Group to manage the environmental aspects of its operations is the sharing, whenever possible, of the facilities’ locations with other operators or communication tower management companies. This leads to a lesser visual and energy impact and a reduction in waste creation.

d) Auditors’ fees

The expenses accrued in respect of the fees for services rendered to the various member firms of the EY international organization, of which Ernst & Young, S.L. (the auditors of the Telefónica Group) forms part, amounted to 26.47 million euros and 20.94 million euros in 2016 and 2015, respectively.

The detail of these amounts is as follows:

Millions of euros	2016	2015
Audit services (1)	23.37	20.38
Audit-related services (2)	3.10	0.56
Total	26.47	20.94

(1) Audit services: services included under this heading are mainly the audit of the annual and reviews of interim financial statements, work to comply with the requirements of the Sarbanes-Oxley Act (Section 404) and the work in connection with the 20-F report to be filed with the US Securities and Exchange Commission (SEC).
(2) Audit-related services: This heading mainly includes services related to the review of the information required by regulatory authorities, agreed financial reporting procedures not requested by legal or regulatory bodies and the review of corporate responsibility reports.

EY has not rendered tax services or any other service other than those mentioned above to Telefónica Group companies.

The expenses accrued in respect of the fees for services rendered by other auditors in 2016 and 2015 amounted to 34.85 million euros and 52.97 million euros, respectively, as follows:

Millions of euros	2016	2015
Audit services	0.94	1.07
Audit-related services	2.69	2.09
Tax services	8.56	9.31
All other services (consulting, advisory, etc.)	22.66	40.50
Total	34.85	52.97

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

f) Directors’ and Senior Executives’ compensation and other benefits

Directors’ and Senior Executives’ compensation

The compensation of the members of Telefónica’s Board of Directors is governed by article 35 of the Company’s By-Laws, which provides that the annual amount of the compensation to be paid thereby to all of the Directors in their capacity as such, i.e., as members of the Board of Directors and for the performance of the duty of supervision and collective decision-making inherent in such body, shall be fixed by the shareholders at the General Shareholders' Meeting. The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the Directors, taking into account the duties and responsibilities assigned to each Director, their membership on Committees within the Board of Directors and other objective circumstances that it deems relevant. Furthermore, Executive Directors shall receive such compensation as the Board determines for the performance of executive duties delegated or entrusted to them by the Board of Directors. Such compensation shall conform to the Director compensation policy approved by the shareholders at the General Shareholders’ Meeting.

In accordance with the foregoing, the shareholders acting at the Ordinary General Shareholders’ Meeting held on April 11, 2003 set at 6 million euros the maximum amount of annual gross compensation to be received by the Board of Directors as a fixed allotment and as attendance fees for attending the meetings of the Advisory or Control Committees of the Board of Directors. Thus, as regards fiscal year 2016, the total amount of compensation received by the Directors of Telefónica, in their capacity as such, was 3,752,754 euros for the fixed allocation and for attendance fees.

The compensation of the Directors of Telefónica in their capacity as members of the Board of Directors, of the Executive Commission and/or of the Advisory or Control Committees consists of a fixed amount payable monthly and of attendance fees for attending the meetings of the Advisory or Control Committees.

Set forth below are the amounts established in fiscal year 2016 as fixed amounts for belonging to the Board of Directors, the Executive Commission and the Advisory or Control Committees of Telefónica and the attendance fees for attending meetings of the Advisory or Control Committees of the Board of Directors.

Compensation of the Board of Directors and of the Committees thereof

Amounts in euros
Position	Board of Directors	Executive Commission	Advisory or Control Committees (*)
Chairman	240,000	80,000	22,400
Vice chairman	200,000	80,000	−
Executive Member	−	−	−
Proprietary Member	120,000	80,000	11,200
Independent Member	120,000	80,000	11,200
Other external	120,000	80,000	11,200

(*) In addition, the amount of the attendance fee for each of the meetings of the Advisory or Control Committees is 1,000 euros.

Based on Mr. Alierta Izuel’s special commitment as Director of Telefónica to the development of the Group’s institutional relations, Mr. Alierta Izuel has a special annual fixed amount (in addition to what he is entitled as a Member of the Board of Directors and as a member of any of its Committees) of 500,000 euros.

In this regard, it is noted that the current Executive Chairman, Mr. José María Álvarez-Pallete López, has waived the receipt of the above amounts (i.e., 240,000 euros as Chairman of the Board of Directors and 80,000 euros as Chairman of the Executive Commission).

Likewise, the fixed remuneration of 1,923,100 euros that the Executive Chairman, Mr. José María Álvarez-Pallete López, has established for the 2017 financial year is equal to the one received in the year 2016, which was set in his capacity as Chief Executive Officer, remaining invariably after his appointment as Chairman. This compensation is a 13.8% lower to the compensation established for the position of Executive Chairman for the 2016 fiscal year.

Individualized description

Annex II provides an individual breakdown by item of the compensation and benefits that the members of the Board of Directors and of the Senior Management of the Company have received from Telefónica, S.A. and from other companies of the Telefónica Group during fiscal year 2016.

Note 22. Finance leases

The main finance leases at the Telefónica Group are as follows:

a) Finance lease agreement at Colombia Telecomunicaciones, S.A. ESP

The Group, through its subsidiary Colombia Telecomunicaciones, S.A., ESP, has a finance lease agreement with Patrimonio Autónomo Receptor de Activos de la Empresa Nacional de Telecomunicaciones (PARAPAT), the consortium which owns the telecommunications assets and manages the pension funds for the entities which were predecessors to Colombia Telecomunicaciones, S.A. ESP.

This agreement includes the transfer of these assets and rights to Colombia Telecomunicaciones, S.A. ESP once the last installment of the consideration has been paid in line with the payment schedule:

Millions of euros	Present value	Revaluation	Pending payment
Within one year	152	9	161
From one to five years	517	207	724
More than five years	606	951	1,557
Total	1,275	1,167	2,442

The net amount of property, plant and equipment recorded under the terms of this lease was 158 million euros at December 31, 2016.

b) Future minimum lease payment commitments in relation to finance leases at Telefónica Germany companies

The payment schedule of finance leases of Telefónica Germany at December 31, 2016, is as follows:

Millions of euros	Present value	Revaluation	Pending payment
Within one year	15	1	16
From one to five years	17	−	17
More than five years	−	−	−
Total	32	1	33

At December 31, 2016 there are net assets under finance lease agreements amounting to 163 million euros recognized under property, plant and equipment.

Additionally, Telefónica Germany acts as a lessor in financial leases related to those described above. The minimum lease payment receivables at December 31, 2016 are scheduled as follows:

Millions of euros	Present value	Revaluation	Pending receivables
Within one year	99	−	99
From one to five years	8	−	8
More than five years	−	−	−
Total	107	−	107
Accumulated allowance	(10)
Total after accumulated allowance	97

c) Future minimum lease payment commitments in relation to finance leases at Telefónica Brasil companies

The payment schedule of finance leases of Telefónica Brasil at December 31, 2016, is as follows:

Millions of euros	Present value	Revaluation	Pending payment
Within one year	13	2	15
From one to five years	42	17	59
More than five years	54	115	169
Total	109	134	243

At December 31, 2016 there are net assets under finance lease agreements amounting to 87 million euros recognized under property, plant and equipment.

Additionally, Telefónica Brasil acts as a lessor in financial leases related to those described above. The minimum lease payment receivables at December 31, 2016 are scheduled as follows:

Millions of euros	Present value	Revaluation	Pending receivables
Within one year	98	−	98
From one to five years	79	1	80
More than five years	−	−	−
Total	177	1	178

d) Future minimum lease payment commitments in relation to finance leases at Telefónica de España, S.A.U.

The payment schedule of finance leases of Telefónica de España, S.A.U. at December 31, 2016, is as follows:

Millions of euros	Present value	Revaluation	Pending payment
Within one year	58	4	62
From one to five years	26	1	27
More than five years	-	-	-
Total	84	5	89

At December 31, 2016 there are net assets under finance lease agreements amounting to 5 million euros recognized under property, plant and equipment.

Additionally, Telefónica de España, S.A.U. acts as a lessor in financial leases related to those described above. The minimum lease payment receivables at December 31, 2016 are scheduled as follows:

Millions of euros	Present value	Revaluation	Pending receivables
Within one year	67	1	68
From one to five years	41	-	41
More than five years	−	−	−
Total	108	1	109

Note 23. Recognition of Telefónica’s operation in the United Kingdom

As described in Note 2, in 2016 Telefónica’s operations in United Kingdom (O2 UK) are no longer presented as discontinued operations and its assets and liabilities cease to be classified as held for sale. Thus, items are presented line by line in the consolidated financial statements.

The change in classification entails that financial statements are amended to present O2 UK’s assets and liabilities as if the disposal group had not been classified as held for sale. Also, the results of operations and net cash flows of O2 UK, previously presented in discontinued operations, are reclassified and included in income from continuing operations and net cash flows from continuing operations, respectively, for all periods presented.

The main impacts in 2015 are as follows:

•	Assets and liabilities are measured at the carrying amount that would have been recognised had the disposal group not been classified as held for sale in March 2015. Thus, the net carrying amount of those items is recorded for depreciation and amortisation amounting to 897 million euros in the year 2015. The related tax effect amounts to 180 million euros in the year 2015.

•	Derecognition of the deferred tax asset resulting from the estimated difference between the tax value and the agreed value in the highly probable sale of O2 UK amounting to 1,789 million euros as of December 31, 2015. Additionally, derecognition of the provision set up for the amount corresponding to the tax amortization of goodwill generated in 2006 in the acquisition of the companies involved in the sale agreement and deducted until December 31, 2015, amounting to 377 million euros as of December 31, 2015.

The impact in the consolidated income statement of the tax effects explained in the previous paragraph is a higher income tax expense amounting to 1,412 million euros in the year 2015.

•	Reclassification of the partial adjustment of the goodwill generated on the acquisition of Telefónica Digital Inc. amounting to 104 million euros to the “Other expenses” line item in the consolidated income statement for the year 2015.

In addition to this, hedging transactions entered into by the Group following the agreement with Hutchison Whampoa in order to hedge the foreign exchange risk associated with the amount to be collected in pounds sterling for the sale of O2 UK, no longer qualify for hedge accounting. Therefore, the amount accumulated in “Other comprehensive income” was recycled to the consolidated income statement in 2016 (positive impact amounting to 184 million euros before tax).

Reconciliation of figures for the year 2014 is not included since they coincide with those published in the consolidated financial statements for that fiscal year.

Consolidated statement of financial position at December 31, 2015

A reconciliation of the consolidated statement of financial position reported in the 2015 consolidated financial statements and the amended statement of financial position as presented for comparative purposes in these consolidated financial statements is as follows:

Consolidated statement of financial position Millions of euros	12/31/2015	Reclassification O2 UK	12/31/2015 Amended data
A) NON-CURRENT ASSETS	91,427	10,187	101,614
Intangibles	18,562	2,587	21,149
Goodwill (*)	21,774	5,621	27,395
Property, plant and equipment	30,549	3,361	33,910
Deferred tax assets	10,460	(1,785)	8,675
Other non-current assets	10,082	403	10,485
B) CURRENT ASSETS	31,576	(12,861)	18,715
Inventories	1,360	96	1,456
Trade and other receivables	8,301	1,925	10,226
Other current assets	4,312	82	4,394
Cash and cash equivalents	2,599	16	2,615
Non-current assets and disposal groups classified as held for sale	15,004	(14,980)	24
TOTAL ASSETS (A + B)	123,003	(2,674)	120,329

A) EQUITY	27,556	(2,120)	25,436
Equity attributable to equity holders of the parent and other holders of equity instruments	17,891	(2,120)	15,771
Non-controlling interests	9,665	-	9,665
B) NON-CURRENT LIABILITIES	60,549	(40)	60,509
Non-current interest-bearing debt	47,117	-	47,117
Non-current trade and other payables	2,381	7	2,388
Deferred tax liabilities	2,313	237	2,550
Non-current provisions	8,738	(284)	8,454
C) CURRENT LIABILITIES	34,898	(514)	34,384
Current interest-bearing debt	12,953	17	12,970
Current trade and other payables	14,264	2,870	17,134
Other current liabilities	3,740	523	4,263
Liabilities associated with non-current assets and disposal groups classified as held for sale	3,941	(3,924)	17
TOTAL EQUITY AND LIABILITIES (A+B+C)	123,003	(2,674)	120,329

(*) After the final resolution of the acquisition price of DTS, the goodwill was revised according to IFRS 3 (see Note 5).

Consolidated income statements for the year ended December 31, 2015

A reconciliation of the consolidated income statements for the year ended December 31, 2015 to the amended consolidated income statements included for comparative purposes within these consolidated financial statements is as follows:

	January – December 2015
Consolidated income statements Millions of euros	Annual financial statements	Reclassi-fication O2 UK	Amended data
Revenues	47,219	7,697	54,916
Other income	1,841	170	2,011
Supplies	(12,910)	(3,637)	(16,547)
Personnel expenses	(9,800)	(549)	(10,349)
Other expenses	(14,936)	(1,866)	(16,802)
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	11,414	1,815	13,229
Depreciation and amortization	(8,517)	(1,187)	(9,704)
OPERATING INCOME	2,897	628	3,525
Share of loss of investments accounted for by the equity method	(5)	(5)	(10)
Finance income	2,090	(14)	2,076
Exchange gains	6,489	15	6,504
Finance costs	(4,400)	(17)	(4,417)
Exchange losses	(6,760)	(12)	(6,772)
Net financial expense	(2,581)	(28)	(2,609)
PROFIT BEFORE TAX	311	595	906
Corporate income tax	(13)	(142)	(155)
PROFIT AFTER TAX FROM CONTINUING OPERATIONS	298	453	751
Profit after tax from discontinued operations	2,582	(2,582)	-
PROFIT FOR THE YEAR	2,880	(2,129)	751
Attributable to equity holders of the Parent	2,745	(2,129)	616
Attributable to minority interests	135	-	135

Consolidated statements of cash flows for the year ended December 31, 2015

A reconciliation of the consolidated statements of cash flows for the year ended December 31, 2015 to the amended statements of cash flows included for comparative purposes in these consolidated financial statements is as follows:

	January – December 2015
Consolidated statement of cash flows Millions of euros	Annual financial statement	Reclassification, Q2 UK	Amended Data
Cash received from operations	57,705	9,877	67,582
Cash paid from operations	(42,800)	(8,033)	(50,833)
Payments of interest and other financial expenses net of dividends received	(2,410)	(35)	(2,445)
Taxes paid	(664)	(25)	(689)
Net cash flow provided by operating activities from continuing operations	11,831	1,784	13,615
Net cash flow provided by operating activities from discontinued operations	1,784	(1,784)	-
Net cash flow provided by operating activities	13,615	-	13,615
(Payments)/Proceeds on investments in property, plant and equipment and intangible assets	(9,147)	(1,109)	(10,256)
Proceeds on disposals of companies, net of cash and cash equivalents disposed	373	(19)	354
Payments on investments in companies, net of cash and cash equivalents acquired	(3,178)	(3)	(3,181)
Proceeds on financial investments not included under cash equivalents	1,064	78	1,142
Payments on financial investments not included under cash equivalents	(286)	(140)	(426)
(Payments)/proceeds on placements of cash surpluses not included under cash equivalents	(584)	27	(557)
Government grants received	7	-	7
Net cash flow used in investing activities from continuing operations	(11,751)	(1,166)	(12,917)
Net cash flow used in investing activities from discontinued operations	(1,166)	1,166	-
Net cash flow used in investing activities	(12,917)	-	(12,917)
Dividends paid	(2,775)	-	(2,775)
Proceeds from issue of share capital increase	4,255	-	4,255
(Payments)/proceeds of treasury shares and other operations with shareholder	(1,772)	-	(1,772)
Operations with other equity holders	83	-	83
Proceeds on issue of debentures and bonds, and other debts	1,602	-	1,602
Proceeds on loans, borrowings and promissory notes	8,770	14	8,784
Cancellation of debentures and bonds, and other debts	(3,805)	-	(3,805)
Repayments of loans, borrowings and promissory notes	(9,844)	(14)	(9,858)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(126)	-	(126)
Net cash used in financing activities from continuing operations	(3,612)	-	(3,612)
Net cash provided by in financing activities from discontinued operations	−	-	-
Net cash used in financing activities	(3,612)	-	(3,612)

Note 24. Events after the reporting period

The following events regarding the Telefónica Group took place between December 31, 2016 and the date of authorization for issue of the accompanying consolidated financial statements:

Financing

•	On January 10, 2017, Telefónica, S.A. redeemed 300 million euros of its 2,500 million euros syndicated credit facility signed on February 19, 2015 and maturing in 2021.

•	On January 17, 2017, Telefónica Emisiones S.A.U. issued notes under its EMTN Programme filed on September 13, 2016 in an aggregate nominal amount of 1,750 million euros. This issuance was split into two series: one series, amounting to 1,250 million euros, maturing on January 17, 2025 and an annual coupon of 1.528% and the other series, amounting to 500 million euros maturing on October 17, 2028 and with an annual coupon of 2.318%. Both series of notes are guaranteed by Telefónica, S.A.

•	On January 17, 2017, Telefónica, S.A. amended the bilateral loan, signed originally on June 26, 2014 for an amount of 2,000 million euros and with an outstanding amount of 1,500 million euros, divided in two tranches with a new amortization schedule: tranche A for 500 million euros maturing on June 26, 2017 and tranche B for 1,000 million euros maturing on June 26, 2019. Later, on February 17, 2017, Telefónica, S.A. signed a new amendment to its bilateral loan extending the maturity date of the tranche A for 500 million euros until June 26, 2019.

•	On January 25, 2017, Telefónica Emisiones S.A.U. issued notes under its EMTN Programme filed on September 13, 2016 in an aggregate nominal amount of 150 million euros, maturing on January 25, 2019. The notes are guaranteed by Telefónica, S.A.

•	On February 7, 2017, Telefónica Emisiones, S.A.U. redeemed 1,200 million euros, 100 million euros and 120 million euros of its notes, issued on February 7, 2011, March 21, 2011, February 7, 2012, respectively. The notes were guaranteed by Telefónica, S.A.

•	On February 8, 2017, Telefónica Brasil, S.A. issued notes (debentures) in an aggregate notional amount of 2,000 million Brazilian reais (approximately 600 million euros) maturing on February 8, 2022.

•	On February 15, 2017, Telefóncia Europe, B.V. drew down an aggregate principal amount of 750 million euros of its long term financing of 1,500 million euros signed on November 28, 2016 and maturing in 2024.

•	On February 17, 2017, Telefónica Germany GmbH & Co. OHG agreed a 12-month extension on its 750 million euros syndicated credit facility dated on March 22, 2016 up to March 22, 2022.

Telxius

On February 20, 2017 Telefónica reached an agreement for the sale of up to 40% of the total share capital of Telxius Telecom, S.A.U. to Taurus Bidco S.à.r.l. (hereafter, ”KKR”, an entity managed by Kohlberg Kravis Roberts & Co. L.P.), for a total amount of 1,275 million euros (12.75 euros per share).

The aforementioned agreement includes a purchase agreement for the sale of 62 million shares (representing 24.8% of the share capital) of Telxius Telecom, S.A.U. for a price of 790.5 million euros, as well as options over 38 million shares (representing 15.2% of the share capital) for a price of at least 484.5 million euros.

These options correspond to a call option exercisable by KKR and to a put option exercisable by Telefónica upon maturity of the call option.

The closing is subject to obtaining the corresponding regulatory approvals. The exercise window of the options would take place during the fourth quarter of 2017, provided that regulatory approvals have been obtained on that date.

After the transaction Telefónica will continue to maintain control over Telxius.

Appendix I: Scope of consolidation

The main Companies of the Telefónica Group

The table below lists the main companies comprising the Telefónica Group at December 31, 2016 and the main investments consolidated using the equity method.

Included for each company are the company name, corporate purpose, country, functional currency, share capital (in millions of functional currency units), the Telefónica Group’s effective shareholding and the company or companies through which the Group holds a stake.

Parent Company

Telefónica, S.A.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica Spain
Telefónica de España, S.A.U. Telecommunications service provider	Spain	EUR	1,024	100%	Telefónica, S.A.
Telefónica Móviles España, S.A.U. Wireless communications services provider	Spain	EUR	209	100%	Telefónica, S.A.
Acens Technologies, S.L. Holding housing and telecommunications solutions Service provider	Spain	EUR	23	100%	Telefónica de España, S.A.U.
Teleinformática y Comunicaciones, S.A.U. (Telyco)
Promotion, marketing and distribution of telephone and telematic equipment and services	Spain	EUR	8	100%	Telefónica de España, S.A.U.
Telefónica Soluciones de Informática y Com. de España S.A.U.
Telecommunications systems, networks and infrastructure engineering	Spain	EUR	2	100%	Telefónica de España, S.A.U.
Iberbanda, S.A. Broadband telecommunications operator	Spain	EUR	2	100%	Telefónica de España, S.A.U.
Telefónica Telecomunicaciones Públicas, S.A.U. Installation of public telephones	Spain	EUR	1	100%	Telefónica de España, S.A.U.
Telefónica Soluciones de Outsourcing, S.A. Promotion and networks management	Spain	EUR	1	100%	Telefónica Soluc. De Informática y Com. de España, S.A.U
Telefónica Servicios Integrales de Distribución S.A.U. Logistic service provider	Spain	EUR	2	100%	Telefónica de España, S.A.U.
Tuenti Technologies, S.L. Telecommunications service provider	Spain	EUR	-	100%	Telefónica Móviles España, S.A.U.
DTS Distribuidora de Televisión Digital, S.A. Broacasting satellite TV signal transmission and linkage services	Spain	EUR	80	100%	Telefónica de Contenidos, S.A.U.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica United Kingdom
Telefónica Europe plc Holding company	UK	GBP	9	100%	Telefónica, S.A. (99.99%) Telefónica Capital, S.A. (0.01%)
MmO2 plc Holding company	UK	GBP	20	100%	O2 Secretaries Ltd. (0.01%) Telefónica Europe plc (99.99%)
O2 Holdings Ltd Holding company	UK	GBP	12	100%	Telefónica Europe plc
Telefónica United Kingdom Ltd. Wireless communications	UK	GBP	10	100%	O2 Holdings Ltd.
Giffgaff Ltd Wireless communications services provider	UK	GBP	-	100%	Telefónica United Kingdom Ltd.
O2 Networks Ltd. Holding company	UK	GBP	-	100%	O2 Holdings Ltd.
Cornerstone Telecomunications Network sharing	UK	GBP	-	50%	O2 Networks (40.00%) O2 Cedar Ltd (10.00%)
Telefónica Germany
Telefónica Deutschland Holding A.G Holding company	Germany	EUR	2,975	63.22%	Telefónica Germany Holdings Limited
Telefónica Germany GmbH & Co. OHG Wireless communications services operator	Germany	EUR	51	63.22%	Telefónica Deutschland Holding A.G (63.21%) T. Germany Management, GmbH (0.01%)
E-Plus Mobilfunk GmbH &Co. KG, GmbG Wireless communications services operator	Germany	EUR	1	63.22%	Telefónica Germany GmbH & Co. OHG
Telefónica Brazil
Telefônica Brasil, S.A. Wireline telephony operator	Brazil	BRL	63,571	73.68%	Telefónica Latinoamérica Holding, S.L. (24.18%) Telefónica, S.A. (29.77%) Sao Paulo Telecomunicaçoes Participaçoes, Ltda. (19.67%) Telefónica Chile, S.A. (0.06%)

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica Hispanoamérica
Compañía Internacional de Telecomunicaciones, S.A. Holding company	Argentina	ARS	799	100%	Telefónica Holding de Argentina, S.A. (43.58%) Telefónica Móviles Argentina Holding, S.A. (46.41%) Telefónica International Holding, B.V. (10.01%)
Telefónica de Argentina, S.A. Telecommunications service provider	Argentina	ARS	1,044	100%

Compañía Internacional de Telecomunicaciones, S.A. (51.97%)

Telefónica Móviles Argentina, S.A. (30.47%)

Telefónica Latinoamérica Holding, S.L. (15.01%)

Telefónica, S.A. (1.67%)

Telefónica International Holding, B.V. (0.88%)

Telefónica Móviles Argentina Holding, S.A. Holding company	Argentina	ARS	1,323	100%	Telefónica, S.A. (75.00%) Telefónica Internacional, S.A.U. (25.00%)
					Latin America Cellular Holdings, S.L. (97.04%)
Telefónica Venezolana, C.A. Wireless communications operator	Venezuela	VEF	79,634	100%	Comtel Comunicaciones Telefónica, S.A. (2.87%) Telefónica, S.A. (0.09%)
Telefónica Móviles Chile, S.A. Wireless communications services operator	Chile	CLP	581,632	100%	Inversiones Telefónica Móviles Holding Limitada.
Telefónica Chile, S.A. Local and international long distance telephony services provider	Chile	CLP	578,099	99.03%	Inversiones Telefónica Móviles Holding Limitada
Telefónica Chile Holdings, S.L. Holding Company	Chile	CLP	-	100%	Telefónica, S.A.
Telefónica del Perú, S.A.A.					Telefónica Latinoamérica Holding, S.L. (50.26%)
Local, domestic and international long distance telephone service provider	Peru	PEN	2,954	98.57%	Latin American Cellular Holdings, S.L. (48.31%)
Colombia Telecomunicaciones, S.A. ESP					Telefónica Latinoamérica Holding, S.L.. (30.04%) Olympic, Ltda. (18.95%)
Communications services operator	Colombia	COP	1,455	67.50%	Telefónica, S.A. (18.51%)
Telefónica Móviles México, S.A. de C.V. (MÉXICO) Holding Company	Mexico	MXN	85,834	100%	Telefónica, S.A.
Compañía Señales del Norte, S.A. de C.V Other business support services	Mexico	MXN	98	100%	Telefónica, S.A.
Telefónica Móviles del Uruguay, S.A. Wireless communications and services operator	Uruguay	UYU	1,107	100%	Telefónica Latinoamérica Holding, S.L.
Telefónica Móviles Panamá, S.A. Wireless telephony services	Panama	USD	45	60%	Telefónica Centroamérica Inversiones, S.L.
Telefónica Móviles El Salvador, S.A. de C.V. Provision of wireless and international long distance communications services	El Salvador	USD	42	59.58%	Telefónica Centroamérica Inversiones S.L. (59.46%) Telefónica Multiservicios S.A. de C.V. (0.12%)
Telefónica Móviles Guatemala, S.A. Wireless, wireline and radio paging communications services provider	Guatemala	GTQ	1,396	60%	Telefónica Centroamérica Inversiones S.L. (0.01%) Guatemala Cellular Holdings, B.V. (59.99%)

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica Hispanoamérica (cont.)
Telefonía Celular de Nicaragua, S.A. Wireless telephony services	Nicaragua	NIO	247	60%	Telefónica Centroamérica Inversiones S.L. (59.99%) Guatemala Cellular Holdings, B.V. (0.01%).
Otecel, S.A. Wireless communications services provider	Ecuador	USD	183	100%	Ecuador Cellular Holdings, B.V.
Telefónica de Costa Rica TC, S.A. Wireless communications	Costa Rica	CRC	203,511	100%	Telefónica, S.A.
Telefónica Holding Atticus, B.V. Holding company	Netherlands	EUR	-	100%	Telefónica Latinoamérica Holding, S.L.
Other Companies
O2 International Holdings Ltd. Holding company	UK	GBP	-	100%	O2 (Europe) Ltd.
Telefónica Germany Holdings Ltd. Holding company	UK	EUR	-	100%	O2 Europe Ltd.
O2 (Europe) Ltd. Holding company	UK	EUR	1,239	100%	Telefónica, S.A.
Telefónica International Holding, B.V Holding company	Netherlands	EUR	-	100%	Telefónica Latinoamérica Holding, S.L.
Telefónica Latinoamérica Holding, S.L. Holding company	Spain	EUR	198	100%	Telefónica, S.A.
Telxius Telecom, S.A.U. Holding company	Spain	EUR	250	100%	Telefónica, S.A.
Telefónica International Wholesale Services America, S.A. Provision of high bandwidth communications services	Uruguay	USD	429	100%	Telxius Telecom, S.A.U
Telxius Cable España, S.L.U. Any type of infrastructures and/or communications networks institution and operation	Spain	EUR	5	100%	Telxius Telecom, S.A.U.
Telxius Torres Latam, S.L.U. Any type of infrastructures and/or communications networks institution and operation	Spain	EUR	5	100%	Telxius Telecom, S.A.U.
Telxius Torres España, S.L.U. Any type of infrastructures and/or communications networks institution and operation	Spain	EUR	10	100%	Telxius Telecom, S.A.U.
Telxius Towers Germany, Gmbh. Any type of infrastructures and/or communications networks institution and operation	Germany	EUR	10	100%	Telxius Telecom, S.A.U.
Latin American Cellular Holdings, S.L. Holding Company	Spain	EUR	-	100%	Telefónica Latinoamérica Holding,S.L.
Telefónica Datacorp, S.A.U Holding Company	Spain	EUR	700	100%	Telefónica, S.A.
Telefónica International Wholesale Services, S.L. International services provider	Spain	EUR	230	100%	Telefónica, S.A.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other companies (cont.)
Telefónica International Wholesale Services México, S.A. Telecommunications research activities and proyects	Mexico	MXN	31	100%	Telefónica International Wholesale Services, S.L.
Telefónica Digital España, S.L. Developer Telco Services Holding Company	Spain	EUR	13	100%	Telefónica Digital Holdings, S.L.
Wayra Investigación y Desarrollo S.L Talent identification and development in ICT.	Spain	EUR	2	100%	Telefónica Digital Holdings, S.L.
Telefónica Digital Inc. IP telephony platform	US	USD	-	100%	Telefónica Digital Ltd
Wayra Chile Tecnología e Innovación Limitada Technological innovation based business project development	Chile	CLP	23,016	100%	Wayra Investigación y Desarrollo, S.L.
Wayra Brasil Aceleradora de Projetos Ltda. Technological innovation based business project development	Brazil	BRL	33	100%	Wayra Investigación y Desarrollo S.L.
WY Telecom, S.A. de C.V. Talent identification and development in ICT	Mexico	MXN	116	100%	Wayra Investigación y Desarrollo, S.L.
					Telefónica Móviles Argentina, S.A. (90.00%)
Wayra Argentina, S.A. Talent identification and development in ICT	Argentina	ARS	44	100%	Telefónica Móviles Argentina Holding, B.V. (10.00%)
Wayra Colombia, S.A.S. Technological innovation based business project development	Colombia	COP	3,182	100%	Wayra Investigación y Desarrollo, S.L.
Proyecto Wayra, C.A. Commercial, industrial and mercantile activities	Venezuela	VEF	487	100%	Telefónica Venezolana, C.A.
Wayra Perú Aceleradora de Proyectos, S.A.C. Technological innovation based business project development	Peru	PEN	18	100%	Wayra Investigación y Desarrollo, S.L.
Wayra UK Ltd Technological innovation based business project development	UK	GBP	-	100%	Wayra Investigación y Desarrollo, S.L
Wayra Ireland Ltd Technological innovation based business project development	Ireland	EUR	-	100%	Wayra Investigación y Desarrollo, S.L
Terra Networks Brasil, S.A. ISP and portal	Brazil	BRL	146	100%	Sao PauloTelecomunicaçoes Participaçoes, Ltda.
Terra Networks México, S.A. de C.V. ISP, portal and real-time financial information services	Mexico	MXN	305	100%	Terra Networks México Holding, S.A. de C.V.
Terra Networks Perú, S.A. ISP and portal	Peru	PEN	10	100%	Telefónica Latinoamérica Holding, S.L..
Terra Networks Argentina, S.A. ISP and portal	Argentina	ARS	7	100%	Telefónica Latinoamérica Holding, S.L. (99.99%) Telefónica International Holding, B.V. (0.01%)
Axonix Ltd Digital and mobile advertising	UK	USD	-	78%	Telefónica Digital Ltd
Eyeos, S.L Cloud Computing	Spain	EUR	-	100%	Telefónica Digital España, S.L.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other companies (cont.)
Telfisa Global, B.V. Integrated cash management, consulting and financial support for Group companies	Netherlands	EUR	-	100%	Telefónica, S.A.
Telefónica Global Activities Holding, B.V. Holding Company	Netherlands	EUR	-	100%	Telfisa Global, B.V.
Telefónica Global Services, GmbH Purchasing services	Germany	EUR	-	100%	Group 3G UMTS Holding, GmbH
Telefónica Global Roaming, GmbH Optimization of network traffic	Germany	EUR	-	100%	Telefónica Global Services, GmbH
Group 3G UMTS Holding GmbH Holding Company	Germany	EUR	250	100%	Telefónica Global Activities Holdings B.V
Telefónica Compras Electrónicas, S.L. Development and provision of information Society services	Spain	EUR	-	100%	Telefónica Global Services, GmbH
Telefónica de Contenidos, S.A.U. Organization and operation of multimedia service-related business	Spain	EUR	226	100%	Telefónica, S.A.
Telefónica Studios S.L. Audiovisual Productions	Spain	EUR	-	100%	Telefónica de Contenidos, S.A.U.
Telefónica Servicios Audiovisuales, S.A.U. Provision of all type of audiovisual telecommunications services	Spain	EUR	6	100%	Telefónica de Contenidos, S.A.U.
Telefónica On The Spot Services, S.A.U. Provision of telemarketing services	Spain	EUR	-	100%	Telefónica de Contenidos, S.A.U.
Telefónica Broadcast Services, S.L.U. DSNG-based transmission and operation services	Spain	EUR	-	100%	Telefónica Servicios Audiovisuales, S.A.U.
Telefónica Educación Digital, S.L. Vertical e learning portal	Spain	EUR	1	100%	Telefónica Digital España, S.L.
Telfin Ireland Ltd. Intragroup financing	Ireland	EUR	-	100%	Telefónica, S.A.
Telefónica Ingeniería de Seguridad, S.A.U. Security services and systems	Spain	EUR	12	100%	Telefónica, S.A.
Telefónica Engenharia de Segurança do Brasil Ltda					Telefónica Ingeniería de
Security services and systems	Brazil	BRL	114	99.99%	Seguridad, S.A.
Telefónica Capital, S.A.U. Finance company	Spain	EUR	7	100%	Telefónica, S.A.
Lotca Servicios Integrales, S.L. Aircraft ownership and operation	Spain	EUR	17	100%	Telefónica, S.A.
Fonditel Pensiones, Entidad Gestora de Fondos de Pensiones, S.A Administration of pension funds	Spain	EUR	16	70%	Telefónica Capital, S.A.
Fonditel Gestión, Soc. Gestora de Instituciones de Inversión Colectiva, S.A. Administration and representation of collective investment schemes	Spain	EUR	2	100%	Telefónica Capital, S.A.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other companies (cont.)
Telefónica Investigación y Desarrollo, S.A.U. Telecommunications research activities and projects	Spain	EUR	6	100%	Telefónica, S.A.
Media Networks Latin America, S.A.C Telecommunications research activities and proyects	Peru	PEN	111	100%	Telefónica Internacional, S.A
Telefónica Luxembourg Holding, S.à.r.L. Holding company	Luxembourg	EUR	3	100%	Telefónica, S.A.
Casiopea Reaseguradora, S.A. Reinsurance	Luxembourg	EUR	4	100%	Telefónica Luxembourg Holding, S.à.r.L.
Nova Casiopea RE S.A. Reinsurance	Luxembourg	EUR	15	100%	Telefónica Luxembourg Holding, S.à.r.L.
Telefónica Insurance, S.A. Direct insurance transactions	Luxembourg	EUR	8	100%	Telefónica Luxembourg Holding, S.à.r.L.
Seguros de Vida y Pensiones Antares, S.A. Life insurance, pensions and health insurance	Spain	EUR	51	100%	Telefónica, S.A.
Telefónica Finanzas, S.A.U. Integrated cash management, consulting and financial support for Group companies	Spain	EUR	3	100%	Telefónica, S.A.
Pléyade Peninsular, Correduría de Seguros y Reaseguros del Grupo Telefónica, S.A. Distribution, promotion or preparation of insurance contracts	Spain	EUR	-	100%	Telefónica Finanzas, S.A.U. (TELFISA) (83.33%) Telefónica, S.A. (16.67%)
Fisatel México, S.A. de C.V. Integrated cash mangement, consulting and financial support for Group companies	Mexico	MXN	3,505	100%	Telefónica, S.A.
Telefónica Europe, B.V. Fund raising in capital markets	Netherlands	EUR	-	100%	Telefónica, S.A.
Telefónica Emisiones, S.A.U. Financial debt instrument issuer	Spain	EUR	-	100%	Telefónica, S.A.
Telefónica Global Technology, S.A.U. Global management and operation of IT systems	Spain	EUR	16	100%	Telefónica, S.A.
Aliança Atlântica Holding B.V. Holding company	Netherlands	EUR	150	100%	Telefónica S.A. (50.00%) Telefônica Brasil, S.A. (50.00%)
Telefónica Gestión de Servicios Compartidos de Chile, S.A Management and administrative services rendered	Chile	CLP	-	100%	Telefónica Chile, S.A
Telefónica Gestión de Servicios Compartidos Perú, S.A.C. Management and administrative services rendered	Peru	PEN	1	100%	Telefónica Servicios Globales, S.L.U. (99.48%) Telefónica del Perú, S.A.A.(0.52%)
Telefónica Transportes e Logística Ltda. Logistics services rendered	Brazil	BRL	-	99.99%	Telefónica Data, S.A. (Brasil)
Telefónica Serviços Empresariais do BRASIL, Ltda. Management and administrative services rendered	Brazil	BRL	35	99.99%	Telefónica Servicios Globales, S.L.U.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other companies (cont.)
Telefónica Gestión de Servicios Compartidos México, S.A. de C.V. Management and administrative services rendered	Mexico	MXN	50	100%	Telefónica Servicios Globales, S.L.U.
Telefónica Gestión Logística, S.A.C Logistic service provider	Peru	PEN	15	100%	Telefónica Servicios Globales, S.L.U. (99.49%) Telefónica del Perú, S.A.A. (0.51%)
Telefónica Gestión Integral de Edificios y Servicios, S.L. Management and administrative services rendered	Spain	EUR	-	100%	Telefónica Servicios Globales, S.L.U.
Tempotel, Empresa de Trabajo Temporal, S.A. Temporary employment agency	Spain	EUR	-	100%	Telefónica Servicios Globales, S.L.U.
O2 Worldwide Limited Wireless telecommunications activities	UK	GBP	-	100%	Telefónica, S.A.
Synergic Partners, S.L. Technological and consulting services in Big Data provider	Spain	EUR	-	100%	Telefónica Digital España, S.L.
Telefónica Innovación Alpha, S.L. Electronic communications and audiovisual services provider	Spain	EUR	-	100%	Telefónica, S.A.
Telefónica Servicios Globales, S.L.U. Holding Company	Spain	EUR	1	100%	Telefónica, S.A.
Saluspot Spain, S.L. Medical services and articles through internet provider	Spain	EUR	-	65%	Telefónica Digital España, S.L.
Companies accounted for using the equity method
Telefónica Factoring España, S.A.
Factoring services provider	Spain	EUR	5	50%	Telefónica, S.A.
Telefónica Factoring Do Brasil, Ltd. Factoring services provider	Brazil	BRL	5	50%	Telefónica, S.A. (40.00%) Telefónica Factoring España, S.A. (10.00%)
Telefónica Factoring México, S.A. de C.V. SOFOM ENR Factoring services provider	Mexico	MXN	34	50%	Telefónica, S.A. (40.50%) Telefónica Factoring España, S.A. (9.50%)
Telefónica Factoring Perú, S.A.C. Factoring services provider	Peru	PEN	6	50%	Telefónica, S.A. (40.50%) Telefónica Factoring España, S.A. (9.50%)
Telefónica Factoring Colombia, S.A. Factoring services provider	Colombia	COP	4,000	50%	Telefónica, S.A. (40.50%) Telefónica Factoring España,S.A. (9.50%)
Mobile Financial Services Holding SPRL Financial services	Belgium	USD	180	50%	Telefónica Internacional Holding, B.V (26.28%) Telefónica Holding Atticus, B.V (23.72%)

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Companies accounted for using the equity method (cont.)
Telefónica Consumer Finance, Establecimiento Financiero de Crédito, S.A. Specialised credit institution	Spain	EUR	5	50%	Telefónica, S.A.
Tesco Mobile Ltd. Wireless telephony services	UK	GBP	-	50%	O2 Communication Ltd.
The Smart Steps Data Technology Company Big data services in China	China	CNY	-	45%	Telefónica Digital España, S.L.

Main changes in the scope of consolidation for the year

Constitution of new companies

Companies/Segment/Subsidiaries	Country	Date of inclusion	% Acquisition
Telefónica Spain
Telecomunicaciones Personalizadas, S.L.U Telecommunications service provider	Spain	09/30/2016	100%
Other companies
Telxius Torres Latam, S.L.U. Any type of infrastructures and/or communications networks institution and operation	Spain	04/30/2016	100%
Telxius Torres España, S.L.U. Any type of infrastructures and/or communications networks institution and operation	Spain	02/29/2016	100%
Telxius Towers Germany, Gmbh. Any type of infrastructures and/or communications networks institution and operation	Germany	02/29/2016	100%

Acquired companies

Company/Segment/Subsidiaries	Country	Date of inclusion	% Acquisition
Telefónica Spain
Nova Casiopea RE S.A. Reinsurance	Luxembourg	04/01/2016	100%
Saluspot Spain, S.L. (*) Medical services and articles through internet provider	Spain	05/31/1016	65.00%

(*) In 2016 Healthcommunity, S.L., in which the Group holds a 50% stake and which is consolidated using the equity method, was spun off into two companies: Saluspot Spain, S.L and Salupro Spain, S.L. After completing the spin off process, the Group held 65% of the equity in Saluspot Spain, S.L and transferred its stake to Salupro Spain, S.L. Saluspot Spain, S.L is was included in the scope of consolidation using the full consolidation method.

Sold companies

Company/Segment/Subsidiaries	Country	Date of deconsolidated	% Sold
Telefónica Spain
Telecomunicaciones Personalizadas, S.L.U Telecommunications service provider	Spain	12/31/2016	100%
Other companies
Televisión Federal S.A.- TELEFE Provision and operation TV and radio broadcasting-services	Argentina	11/30/2016	100%
Atlántida Comunicaciones, S.A. Participation in public media	Argentina	11/30/2016	100%
Telefónica Media Argentina, S.A. Participation in public media	Argentina	11/30/2016	100%
Vocem 2013 Teleservicios, S.A. Call center services	Venezuela	06/31/2016	100%
Telefónica Gestión de Servicios Compartidos Argentina, S.A. Management and administrative services rendered	Argentina	03/31/2016	100%
Telefónica Gestión de Servicios Compartidos España, S.A. Management and administrative services rendered	Spain	03/31/2016	100%

Merged companies

Company/Segment/Subsidiaries	Country	Date	Surviving company
Telefónica Brazil
GVT Participaçoes Holding company	Brazil	01/30/2016	Telefônica Brasil, S.A.
Other companies
Telefónica Internacional, S.A.U. Holding Company	Spain	10/31/2016	Telefónica Latinoamérica Holding, S.L.

Appendix II: Board and Senior Management Compensation

TELEFÓNICA, S.A.

(Amounts in euros)

Directors	Salary[1]	Fixed compen-sation[2]	Attendance fees[3]	Short-term variable compensation[4]	Compensation for belonging to Committees of the Board[5]	Other items[6]	Total
Mr. José María Álvarez-Pallete López	1,923,100	-	-	3,461,580	-	5,803	5,390,483
Mr. Isidro Fainé Casas	-	200,000	-	-	80,000	6,000	286,000
Mr. José María Abril Pérez	-	200,000	3,000	-	91,200	-	294,200
Mr. Julio Linares López	-	200,000	20,000	-	37,333	-	257,333
Mr. César Alierta Izuel	607,273	538,554	-	4,015,440	20,000	1,338	5,182,605
Ms. Eva Castillo Sanz	-	120,000	20,000	-	33,600	-	173,600
Mr. Juan Ignacio Cirac Sasturain[7]	-	30,000	-	-	-	-	30,000
Mr. José Javier Echenique Landiríbar[7]	-	90,000	7,000	-	76,800	-	173,800
Mr. Peter Erskine	-	120,000	24,000	-	117,333	-	261,333
Ms. Sabina Fluxà Thienemann[7]	-	90,000	4,000	-	7,467	-	101,467
Mr. Luiz Fernando Furlán	-	120,000	-	-	-	-	120,000
Mr. Gonzalo Hinojosa Fernández de Angulo	-	120,000	28,000	-	143,467	6,000	297,467
Mr. Pablo Isla Álvarez de Tejera	-	120,000	5,000	-	11,200	-	136,200
Mr. Peter Löscher[7]	-	90,000	6,000	-	7,467	-	103,467
Mr. Antonio Massanell Lavilla	-	120,000	18,000	-	56,000	7,000	201,000
Mr. Ignacio Moreno Martínez	-	120,000	22,000	-	33,600	-	175,600
Mr. Francisco Javier de Paz Mancho	-	120,000	25,000	-	122,933	6,000	273,933
Mr. Wang Xiaochu	-	120,000	-	-	-	-	120,000

1 Salary: The amount for Mr. José María Álvarez-Pallete López includes compensation amounts that are not variable in nature and that the Director received for his executive work. Mr. César Alierta Izuel held the position of Executive Chairman of the Company through April 8, 2016, including through such date the amount of compensation that is not variable in nature and that the Director received for his for his executive work.

2 Fixed compensation: Amount of compensation in cash, with a pre-established payment frequency, whether or not vesting over time, and received by the Director for belonging to the Board, regardless of the actual attendance by the Director at meetings of the Board.

3 Attendance fees: Total amount of attendance fees for attending the meetings of the Advisory or Control Committees.

4 Short-term variable compensation (bonus): Variable amount linked to the performance or achievement of a number of individual or group goals (quantitative or qualitative) over a period equal to or less than one year, for fiscal year 2015 and paid in fiscal year 2016. As regards the bonus for 2016 and which will be paid in 2017, the Executive Director Mr. José María Álvarez-Pallete López will receive 3,430,430 euros.

5 Compensation for belonging to Committees of the Board: Amount of compensation in cash, with a pre-established payment frequency, whether or not vesting over time, and received by the Director for belonging to the Executive Commission and the Advisory or Control Committees, regardless of the actual attendance by the Director at meetings of the Advisory or Control Committees.

6 Other items: Includes, among other things, the amounts received for belonging to the Territorial Advisory Boards in Spain (Valencia, Andalusia and Catalonia) and other in-kind compensation (general medical insurance and dental coverage) paid by Telefónica, S.A. It is noted that, from January 2017, and in order to reach the highest level of efficiency possible and to optimize the management of Telefónica, S.A., the aforementioned Territorial Advisory Boards in Spain were eliminated.

7. Mr. Juan Ignacio Cirac Sasturain, Mr. José Javier Echenique Landiríbar, Ms. Sabina Fluxà Thienemann, and Mr. Peter Löscher were appointed as Directors of the Company on April 8, 2016, thus reflecting the compensation received as from such date.

Furthermore, Mr. José Fernando de Almansa Moreno-Barreda, Mr. Carlos Colomer Casellas, Mr. Alfonso Ferrari Herrero and Mr. Santiago Fernández Valbuena ceased to hold office as Directors on April 8, 2016, with the compensation received by them through such date being reflected below.

Directors	Salary[1]	Fixed compen-sation[2]	Attendance fees[3]	Short-term variable compensation[4]	Compensation for belonging to Committees of the Board[5]	Other items[6]	Total
Mr. José Fernando de Almansa Moreno-Barreda	-	30,000	8,000	-	8,400	3,333	49,733
Mr. Calos Colomer Casellas	-	30,000	14,000	-	36,800	4,333	85,133
Mr. Alfonso Ferrari Herrero	-	30,000	17,000	-	39,600	3,333	89,933
Mr. Santiago Fernández Valbuena	-	-	-	-	-	-	-

1 Salary: Includes compensation amounts that are not variable in nature and that the Director received for his executive work.

2 Fixed compensation: Amount of compensation in cash, with a pre-established payment frequency, whether or not vesting over time, and received by the Director for belonging to the Board, regardless of the actual attendance by the Director at meetings of the Board.

3 Attendance fees: Total amount of attendance fees for attending the meetings of the Advisory or Control Committees.

4 Short-term variable compensation (bonus): Variable amount linked to the performance or achievement of a number of individual or group goals (quantitative or qualitative) over a period equal to or less than one year, for fiscal year 2015 and paid in fiscal year 2016.

5 Compensation for belonging to Committees of the Board: Amount of compensation in cash, with a pre-established payment frequency, whether or not vesting over time, and received by the Director for belonging to the Executive Commission and the Advisory or Control Committees, regardless of the actual attendance by the Director at meetings of the Advisory or Control Committees.

6 Other items: Includes, among other things, the amounts received for belonging to the Territorial Advisory Boards in Spain (Valencia, Andalusia and Catalonia) and other in-kind compensation (general medical insurance and dental coverage) paid by Telefónica, S.A. It is noted that, from January 2017, and in order to reach the highest level of efficiency possible and to optimize the management of Telefónica, S.A., the aforementioned Territorial Advisory Boards in Spain were eliminated.

To break down the amounts included in the table above, set forth below is the specific compensation received by Telefónica’s Directors for belonging to the various Advisory or Control Committees during fiscal year 2016, including both the fixed amount and the attendance fees.

In this regard, it is noted that the Board of Directors, at its meeting held on April 27, 2016, after a favorable report from the Nominating, Compensation and Corporate Governance Committee, approved a new configuration for the organization, structure and composition of the Advisory and Control Committees of the Company in order to reach the highest level of efficiency possible and to optimize the management of Telefónica, S.A.’s corporate governance structure.

Within this context, the Board of Directors unanimously adopted the following resolutions: i) To reorganize the then-existing Regulation and Institutional Affairs Committees, which became a single Committee called the Regulation and Institutional Affairs Committee, the powers, duties and responsibilities of which are those that until such time corresponded to each of such Committees; and ii) To reorganize the then-existing Strategy and Innovation Committees, which became a single Committee called the Strategy and Innovation Committee, the powers, duties and responsibilities of which are those that until such time corresponded to each of such Committees.

ADVISORY OR CONTROL COMMITTEES OF TELEFÓNICA, S.A.

(Amounts in euros)

Directors	Audit and Control	Nominating, Compensation and Corporate Governance	Service Quality and Customer Service	Strategy and Innovation	Regulation and Institutional Affairs	TOTAL 2016
Mr. José María Álvarez-Pallete López	-	-	-	-	-	-
Mr. Isidro Fainé Casas	-	-	-	-	-	-
Mr. José María Abril Pérez	-	-	-	14,200	-	14,200
Mr. Julio Linares López[1]	-	-	9,467	15,466	32,400	57,333
Mr. César Alierta Izuel	-	-	-	-	-	-
Ms. Eva Castillo Sanz	-	-	15,200	21,200	17,200	53,600
Mr. Juan Ignacio Cirac Sasturain	-	-	-	-	-	-
Mr. José Javier Echenique Landiríbar	23,800	-	-	-	-	23,800
Mr. Peter Erskine	-	21,200	-	40,133	-	61,333
Ms. Sabina Fluxà Thienemann	-	11,467	-	-	-	11,467
Mr. Luiz Fernando Furlán	-	-	-	-	-	-
Mr. Gonzalo Hinojosa Fernández de Angulo	18,200	19,200	13,200	16,200	24,667	91,467
Mr. Pablo Isla Álvarez de Tejera	-	16,200	-	-	-	16,200
Mr. Peter Löscher	-	-	-	13,467	-	13,467
Mr. Antonio Massanell Lavilla	22,200	-	26,400	11,200	14,200	74,000
Mr. Ignacio Moreno Martínez	23,200	-	15,200	-	17,200	55,600
Mr. Francisco Javier de Paz Mancho[1]	13,467	23,800	5,733	-	24,933	67,933
Mr. Wang Xiaochu	-	-	-	-	-	-

1 In the case of Mr. Linares, includes the amount received for belonging to the former Strategy Committee until April 27, 2016, and in the case of Mr. de Paz includes the amount received for belonging to the Service Quality and Customer Service Committee until April 27, 2016.

Mr. José Fernando de Almansa Moreno-Barreda, Mr. Carlos Colomer Casellas and Mr. Alfonso Ferrari Herrero ceased to hold office as Directors on April 8, 2016, with the compensation received by them through such date being reflected below.

Directors	Audit and Control	Nominating, Compensation and Corporate Governance	Regulation	Service Quality and Customer Service	Innovation	Strategy	Institutional Affairs	TOTAL 2016
Mr. José Fernando de Almansa Moreno-Barreda	-	-	3,800	-	-	6,800	5,800	16,400
Mr. Calos Colomer Casellas	11,600	5,800	-	4,800	8,600	-	-	30,800
Mr. Alfonso Ferrari Herrero	7,800	8,600	3,800	3,800	-	6,800	5,800	36,600

The following table also breaks down on an individualized basis the amounts received by the Company’s Directors from companies of the Telefónica Group other than Telefónica, S.A. for the performance of executive duties or for belonging to the Boards of Directors and/or Advisory Committees of such companies:

OTHER COMPANIES OF THE TELEFÓNICA GROUP

(Amounts in euros)

Directors	Salary[1]	Fixed compen-sation[2]	Attendance fees[3]	Short-term variable compensation[4]	Compensation for belonging to Committees of the Board[5]	Other items[6]	Total
Mr. José María Álvarez-Pallete López	-	-	-	-	-	-	-
Mr. Isidro Fainé Casas	-	-	-	-	-	-	-
Mr. José María Abril Pérez	-	-	-	-	-	-	-
Mr. Julio Linares López	-	-	-	-	-	30,000	30,000
Mr. César Alierta Izuel	-	-	-	-	-	-	-
Ms. Eva Castillo Sanz	-	60,000	-	-	-	-	60,000
Mr. Juan Ignacio Cirac Sasturain	-	-	-	-	-	-	-
Mr. José Javier Echenique Landiríbar	-	-	-	-	-	-	-
Mr. Peter Erskine	-	-	-	-	-	53,066	53,066
Ms. Sabina Fluxà Thienemann	-	-	-	-	-	-	-
Mr. Luiz Fernando Furlán	-	86,656	-	-	-	30,000	116,656
Mr. Gonzalo Hinojosa Fernández de Angulo	-	19,254	-	-	-	30,000	49,254
Mr. Pablo Isla Álvarez de Tejera	-	-	-	-	-	-	-
Mr. Peter Löscher	-	-	-	-	-	-	-
Mr. Antonio Massanell Lavilla	-	-	-	-	-	-	-
Mr. Ignacio Moreno Martínez	-	-	-	-	-	-	-
Mr. Francisco Javier de Paz Mancho	-	181,394	-	-	-	30,000	211,394
Mr. Wang Xiaochu	-	-	-	-	-	-	-

1 Salary: Compensation amounts that are not variable in nature and that the Director received from other companies of the Telefónica Group for his/her executive work.

2 Fixed compensation: Amount of compensation in cash, with a pre-established payment frequency, whether or not vesting over time, and received by the Director for belonging to the boards of directors of other Companies of the Telefónica Group.

It is noted that Ms. Eva Castillo accrued an amount of 60,000 euros during fiscal year 2016 for belonging to the Supervisory Board of Telefónica Deutschland Holding, A.G. Such amount had not been paid as of the date of preparation of this document. Mr. Peter Erskine also accrued an amount of 12,403 euros during fiscal year 2016 for belonging to the Supervisory Board of Telefónica Deutschland Holding, A.G. Such amount had not been paid as of the date of preparation of this document.

3 Attendance fees: Total amount of attendance fees for attending the meetings of the boards of directors of other Companies of the Telefónica Group.

4 Short-term variable compensation (bonus): Variable amount linked to the performance or achievement of a number of individual or group goals (quantitative or qualitative) over a period equal to or less than one year, for fiscal year 2015 and paid in fiscal year 2016, by other companies of the Telefónica Group.

5 Compensation for belonging to Committees of the Board of other companies of the Telefónica Group: Amount of compensation in cash, with a pre-established payment frequency, whether or not vesting over time and accrued by the Director for belonging to the Committees of boards of directors of other Companies of the Telefónica Group.

6 Other items: Includes, among other things, the amounts received for belonging to other Regional and Business Advisory Boards (Spain, UK and Latam) and other in-kind compensation (general medical insurance and dental coverage) paid by other companies of the Telefónica Group. It is noted that, from January 2017, and in order to reach the highest level of efficiency possible and to optimize the management of Telefónica, S.A., the aforementioned Regional and Business Boards were eliminated.

Furthermore, Mr. José Fernando de Almansa Moreno-Barreda, Mr. Carlos Colomer Casellas, Mr. Alfonso Ferrari Herrero and Mr. Santiago Fernández Valbuena ceased to hold office as Directors on April 8, 2016, with the compensation received by them through such date being reflected below.

Directors	Salary[1]	Fixed compen-sation[2]	Attendance fees[3]	Short-term variable compensation[4]	Compensation for belonging to Committees of the Board[5]	Other items[6]	Total
Mr. José Fernando de Almansa Moreno-Barreda	-	95,944	-	-	-	30,000	125,944
Mr. Calos Colomer Casellas	-	-	-	-	-	-	-
Mr. Alfonso Ferrari Herrero	-	84,865	-	-	-	30,000	114,865
Mr. Santiago Fernández Valbuena[7]	319,223	-	-	1,149,205	-	9,218	1,477,646

1 Salary: Compensation amounts that are not variable in nature and that the Director received from other companies of the Telefónica Group for his/her executive work.

2 Fixed compensation: Amount of compensation in cash, with a pre-established payment frequency, whether or not vesting over time, and received by the Director for belonging to the boards of directors of other Companies of the Telefónica Group.

3 Attendance fees: Total amount of attendance fees for attending the meetings of the boards of directors of other Companies of the Telefónica Group.

4 Short-term variable compensation (bonus): Variable amount linked to the performance or achievement of a number of individual or group goals (quantitative or qualitative) over a period equal to or less than one year, for fiscal year 2015 and paid in fiscal year 2016, by other companies of the Telefónica Group.

5 Compensation for belonging to Committees of the Board of other companies of the Telefónica Group: Amount of compensation in cash, with a pre-established payment frequency, whether or not vesting over time and accrued by the Director for belonging to the Committees of boards of directors of other Companies of the Telefónica Group.

6 Other items: Includes, among other things, the amounts received for belonging to other Regional and Business Advisory Boards (Spain, UK and Latam) and other in-kind compensation (general medical insurance and dental coverage) paid by other companies of the Telefónica Group. It is noted that, from January 2017, and in order to reach the highest level of efficiency possible and to optimize the management of Telefónica, S.A., the aforementioned Regional and Business Boards were eliminated.

7 It is noted that Executive Director Mr. Santiago Fernández Valbuena collected his remuneration in Brazilian reais and, accordingly, the stated amounts of his compensation in euros may vary depending on the exchange rate applicable at any particular time.

Also as stated in the section on Compensation Policy, the Executive Directors have a number of Benefits. Set forth below is a breakdown of the contributions made by the Company to the long-term savings plans (Pension Plans and Benefits Plan) during fiscal year 2016:

LONG-TERM SAVINGS SYSTEMS

(Amounts in euros)

Directors	Contributions for fiscal year 2016
Mr. José María Álvarez-Pallete López	673,085
Mr. César Alierta Izuel	44,912

The breakdown of the long-term saving systems includes contributions to Pension Plans, to the Benefit Plan and to the Unit link-type Insurance, as set out below:

(Amounts in euros)

Directors	Contributions to Pension Plans	Contributions to Benefits Plan[1]	Contributions to Unit link-type Insurance/Pension Plan Surplus
Mr. José María Álvarez-Pallete López	6,060	540,968	126,057
Mr. César Alierta Izuel	5,377	-	39,535

1 Contributions to the Executive Benefits Plan in 2006, funded solely by the Company, to supplement the Pension Plan in effect, which entails defined contributions equal to a particular percentage of the Officer’s fixed compensation based on professional levels within the Telefónica Group’s organization.

It is noted that in 2015 applicable law reduced the financial and tax limits of the contributions to Pension Plans; for this reason, in order to compensate for the difference in favor of the Beneficiaries, a Unit-link type group insurance policy was arranged to channel such differences that occur during each fiscal year.

This Unit-link type insurance is arranged with the entity Seguros de Vida y Pensiones Antares, S.A., and covers the same contingencies as those of the “Pension Plan” and the same exceptional liquidity events in case of serious illness or long-term unemployment.

The 2016 amounts for life insurance premiums were as follows:

LIFE INSURANCE PREMIUMS

(Amounts in euros)

Directors	Life insurance premiums
Mr. José María Álvarez-Pallete López	17,111
Mr. César Alierta Izuel	62,959

As regards share-based compensation plans (in which only the Executive Directors participate), there were three long-term variable compensation plans in effect during fiscal year 2016:

1.- The first “Performance & Investment Plan” (“PIP”) made up of three cycles (2011-2014; 2012-2015; 2013-2016), was approved at the Ordinary General Shareholders’ Meeting held on May 18, 2011. Pursuant to the general terms and conditions thereof, there was no delivery of shares from the third cycle of the Plan (2013-2016), for which reason no shares were delivered to the Executive Directors who participated in this cycle.

2.- The second Plan, also called “Performance & Investment Plan” (“PIP”), was approved at the Ordinary General Shareholders’ Meeting held on May 30, 2014. The first cycle of this Plan began in 2014 and will end in October 2017. The second cycle of this Plan began in 2015 and will end in October 2018. As regards the third cycle of this Plan (2016-2019), the Board of Directors of the Company, after a favorable report from the Nominating, Compensation and Corporate Governance Committee, resolved not to execute or implement this cycle after finding that it was not sufficiently aligned with the strategic planning of the Telefónica Group, taking into account the circumstances and the macroeconomic environment.

Set out below is the maximum number of theoretical shares allocated (without co-investment), as well as the maximum number of theoretical shares allocated upon compliance with the “co-investment” requirement established in such second Plan and maximum completion of the TSR target set for the first and second cycle of the Plan.

SECOND PIP - First Cycle / 2014-2017

Directors	Theoretical shares allocated (without co-investment)	Maximum number of shares (*)
Mr. José María Álvarez-Pallete López	192,000	300,000
Mr. César Alierta Izuel	324,000	506,250

(*) Maximum possible number of shares to be received in case of meeting the co-investment requirement and maximum completion of TSR target.

SECOND PIP - Second Cycle / 2015-2018

Directors	Theoretical shares allocated (without co-investment)	Maximum number of shares (*)
Mr. José María Álvarez-Pallete López	192,000	300,000
Mr. César Alierta Izuel	324,000	506,250

(*) Maximum possible number of shares to be received in case of meeting the co-investment requirement and maximum completion of TSR target.

In any event, it is noted that no shares have been delivered to the Executive Directors under either the first or the second cycle of the second PIP and that the table above only reflects the number of shares potentially deliverable under various scenarios, without in any way meaning that all or part thereof will actually be delivered.

In fact, the number of shares of Telefónica, S.A. that always, within the maximum limit and that could be delivered, where appropriate, to the Participants is subject to and determined by the Total Shareholder Return (“TSR”) of the Telefónica, S.A. shares during the cycle (3 years), as compared to TSRs experienced by certain companies within the telecommunications sector, weighted according to their relevance to Telefónica, S.A. which shall constitute the comparison group (hereinafter, the “Comparison Group”) for purposes of the Plan. The companies included in the Comparison Group are the following: America Movil, BT Group, Deutsche Telekom, Orange, Telecom Italia, Vodafone Group, Proximus, Royal KPN, Millicom, Oi, Swisscom, Telenor, TeliaSonera, and Tim Participaçoes.

The achievement scale approved by the Board is the following: if the TSR performance of Telefónica, S.A. shares is within at least the median of the Comparison Group, the number of shares to be delivered will be 30% of the maximum. If performance falls in the third quartile of the Comparison Group, the number of shares to be delivered shall be 100% of the maximum. Those cases falling between the median and the third quartile shall be calculated by linear interpolation. If the TSR of Telefónica, S.A. falls within the ninth decile or higher, the delivery rate will be higher than 100%, up to a maximum of 125%, calculated by linear interpolation between said third quartile and the ninth decile.

3.- The Telefónica, S.A. Incentive Share Purchase Plan (2015-2017) directed towards all employees of the Group at the international level (including executive personnel as well as the Executive Chairmen), called the “Global Employee Incentive Share Purchase Plan” (“GESP”), the third edition of which was approved by the shareholders at the Ordinary General Shareholders’ Meeting of the Company held on May 30, 2014.

This Plan is intended to strengthen Telefónica’s nature as a global employer, creating a common remuneration culture throughout the Company, incentivize participation in capital by all employees of the Group, and encourage their motivation and loyalty.

Through this Plan, employees are offered the possibility of acquiring shares of Telefónica, S.A. for a maximum period of twelve months (purchase period), with the Company’s commitment to deliver to the participants therein a certain number of shares free of charge, provided that certain requirements are met. Each employee can allocate a maximum amount of 1,800 euros, and a minimum amount of 300 euros. If the employee remains with the Telefónica Group and maintains the shares for an additional year after the purchase period (vesting period), they will have the right to receive one free share for each share that they have acquired and maintained through the end of the vesting period.

Mr. Álvarez-Pallete and Mr. Alierta Izuel participated in this Plan with the maximum contribution, i.e., 150 euros monthly, for twelve months. At December 31, 2016, they had acquired a total of 178 shares under this Plan, having the right to receive an equivalent number of shares free of charge, provided that the shares acquired have been kept for the vesting period (twelve months from the end of the purchase period), among other conditions.

It should also be noted that the external Directors of the Company have not received and will not receive during 2016 any compensation as pensions or life insurance, and will also not participate in compensation plans linked to the listing price of the shares (except as described for Mr. Alierta and Mr. Linares in the tables above).

The Company does not grant, and has not granted during 2016, any advance, loan or credit to any of the Directors or to its Senior Management, in compliance with the requirements of the Sarbanes-Oxly Act in the United States, which applies to Telefónica as a company listed on such market.

Compensation of the Senior Management of the Company.

For their part, the Officers who in 2016 were members of the Company’s Senior Management,[1] excluding those forming part of the Board of Directors, received the total amount of 9,838,615 euros during fiscal year 2016.

It is noted that Mr. Santiago Fernández Valbuena received an amount of 10,560,000 euros in compensation as a result of his cessation as an Officer of Telefónica, S.A. in May 2016.

In addition, as to the long-term savings plans, the contributions made by the Telefónica Group during 2016 to the Benefits Plan described in the note on “Income and expenses” as regards these Officers was 1,414,777 euros; the contributions for the Pension Plan was 137,650 euros; and the contributions to the Unit-Link Insurance-Pension Plan Surplus were 133,351 euros.

Furthermore, amounts relating to in-kind compensation (including life insurance and other insurance premiums as well as general medical insurance, dental coverage, and vehicle) were 131,665 euros.

And as regards share-based compensation plans, there were three long-term variable compensation plans in effect during fiscal year 2016:

1.- First “Performance & Investment Plan” (“PIP”) made up of three cycles (2011-2014; 2012-2015; 2013-2016), approved at the Ordinary General Shareholders’ Meeting held on May 18, 2011. Pursuant to the general terms and conditions thereof, there was no delivery of shares from the third cycle of the Plan (2013-2016), for which reason no shares were delivered to the Officers.

2.- Second “Performance & Investment Plan” (“PIP”) made up of three cycles (2014-2017; 2015-2018; 2016-2019), approved at the Ordinary General Shareholders’ Meeting held on May 30, 2014. The number of theoretical shares assigned (without co-investment) to the beginning of the cycle to all Officers within the company’s Senior Management and the maximum number of shares assigned2 is 453,580 and 706,975, respectively, in the first cycle (2014-2017), and 349,650 and 544,563, respectively, in the second cycle (2015-2018).

As regards the third cycle of this Plan (2016-2019), the Board of Directors of the Company, after a favorable report from the Nominating, Compensation and Corporate Governance Committee, resolved not to execute or implement this cycle after finding that it was not sufficiently aligned with the strategic planning of the Telefónica Group, taking into account the circumstances and the macroeconomic environment.

3.- “Global Employee Incentive Share Purchase Plan” (“GESP”) (2015-2017), the third edition of which was approved by the shareholders at the Ordinary General Shareholders’ Meeting of the Company held on May 30, 2014. All Officers within the Company’s Senior Management have decided to participate therein with the maximum contribution (i.e., 150 euros monthly, for twelve months). At December 31, 2016, the Officers within the Senior Management had acquired a total of 1,033 shares under this Plan, having the right to receive an equivalent number of shares free of charge, provided that the shares acquired are kept for the vesting period (twelve months from the end of the purchase period), among other conditions.

1 With Senior Management being understood for these purposes as those persons who, de facto or de jure, perform senior management duties while reporting to the Board of Directors or the Executive Commissions or Chief Operating Officers of the Company, including in all cases the head of Internal Audit.

2 Maximum possible number of shares to be received in case of meeting the co-investment requirement and maximum completion of TSR target. In any event, it is noted that no shares have been delivered to the Executive Directors under either the first or the second cycle of the second PIP and that the table above only reflects the number of shares potentially deliverable under various scenarios, without in any way meaning that all or part thereof will actually be delivered.

Appendix III: Debentures and bonds

The detail and key features of outstanding debentures and bonds at December 31, 2016 are as follows (in millions of euros):

Total Telefónica and its instrumental companies
			Maturity (nominal)
Debentures and bonds	Currency	% Interest rate	2017	2018	2019	2020	2021	Subsequent years	Total
Exchangeable Bond	EUR	6.000%	750	−	−	−	−	−	750
Telefónica, S.A.			750	−	−	−	−	−	750
T. EUROPE BV SEP_00 BOND GLOBAL D	USD	8.250%	−	−	−	−	−	1,186	1,186
TEBV FEB_03 EMTN FIXED TRANCHE B	EUR	5.875%	−	−	−	−	−	500	500
Telefónica Europe, B.V.			−	−	−	−	−	1,686	1,686
EMTN O2 GBP	GBP	5.375%	−	877	−	−	−	−	877
EMTN O2 GBP	GBP	5.375%	−	−	−	−	−	585	585
TELEF EMISIONES JUNE 06 TRANCHE D	USD	7.045%	−	−	−	−	−	1,898	1,898
TELEF EMISIONES JUNE 14	USD	USDL3M+0,65%	474	−	−	−	−	−	474
TELEF EMISIONES JANUARY 07 A	EUR	1 x EURIBOR6M + 0,83000%	−	−	−	−	55	−	55
TELEF EMISIONES JANUARY 07 B	EUR	1 x EURIBOR3M + 0,70000%	−	24	−	−	−	−	24
TELEF EMISIONES APRIL 2014	EUR	1 x EURIBOR3M + 0,75000%	200	−	−	−	−	−	200
TELEF EMISIONES JULY C 07	USD	6.221%	664	−	−	−	−	−	664
TELEF EMISIONES MAY 2014	EUR	2.242%	−	−	−	−	−	1,250	1,250
TELEF EMISIONES JULY 15, 2019	USD	5.877%	−	−	949	−	−	−	949
TELEF EMISIONES NOVEMBER 11, 2019	EUR	4.693%	−	−	1,750	−	−	−	1,750
EMTN GBP 12/09/2022 650 GBP	GBP	5.289%	−	−	−	−	−	760	760
TELEF EMISIONES JUNE 2014	EUR	1 x EURIBOR3M +0,75%	100	−	−	−	−	−	100
TELE EMISIONES APRIL 3 2010	USD	5.134%	−	−	−	1,328	−	−	1,328
TELEF EMISIONES SEPTEMBER 2010	EUR	3.661%	1,000	−	−	−	−	−	1,000
EMTN GBP 10/08/2029 400 GBP	GBP	5.445%	−	−	−	−	−	468	468
TELEF EMISIONES FEBRUARY 2011	EUR	4.750%	1,200	−	−	−	−	−	1,200
TELEF EMISIONES FEBRUARY 2011	USD	5.462%	−	−	−	−	1,423	−	1,423
TELEF EMISIONES MARCH 2011	EUR	4.750%	100	−	−	−	−	−	100
TELEF. EMISIONES FEBRUARY 2012	EUR	4.750%	120	−	−	−	−	−	120
TELEF. EMISIONES FEBRUARY 2012	EUR	4.797%	−	1,500	−	−	−	−	1,500
TELEF. EMISIONES FEBRUARY 2012	GBP	5.597%	−	−	−	818	−	−	818
TELEF. EMISIONES MARCH 2012	CZK	3.934%	46	−	−	−	−	−	46
TELEF. EMISIONES JUNE 2013	JPY	4.250%	−	81	−	−	−	−	81
TELEF. EMISIONES SEPTEMBER 2012	EUR	5.811%	1,000	−	−	−	−	−	1,000
TELEF. EMISIONES OCTOBER 2012	EUR	4.710%	−	−	−	1,200	−	−	1,200
TELEF. EMISIONES DECEMBER 2012	CHF	2.718%	−	233	−	−	−	−	233
TELEF. EMISIONES DECEMBER 2012	CHF	3.450%	−	−	−	−	−	140	140
TELEF EMISIONES JANUARY 2013	EUR	3.987%	−	−	−	−	−	1,500	1,500

TELEF. EMISIONES MARCH 2013	EUR	3.961%	−	−	−	−	1,000	−	1,000
TELEF EMISIONES APRIL 2013	USD	3.192%	−	1,186	−	−	−	−	1,186
TELEF EMISIONES APRIL 2013	USD	4.570%	−	−	−	−	−	712	712
TELEF. EMISIONES MAY 2013	EUR	2.736%	−	−	750	−	−	−	750
TELEF. EMISIONES OCT 2014	EUR	2.932%	−	−	−	−	−	800	800
TELEF. EMISIONES OCT 2013	CHF	2.595%	−	−	−	210	−	−	210
TELEF. EMISIONES JUNE 2015	EUR	1 x EURIBOR3M +0,33%	300	−	−	−	−	−	300
TELEF. EMISIONES DECEMBER 2015	EUR	1 x EURIBOR3M +0,53%	100	−	−	−	−	−	100
TELEF EMISIONES JULY 2015	EUR	1 x EURIBOR6M +0,83%	−	−	−	−	−	67	67
TELEF. EMISIONES SEPTEMBER 2015	EUR	1.477%	−	−	−	−	1,000	−	1,000
TELEF EMISIONES APRIL 2016	EUR	0.750%	−	−	−	−	−	1,400	1,400
TELEF EMISIONES APRIL 2016	EUR	1.460%	−	−	−	−	−	1,350	1,350
TELEF. EMISIONES OCT 2016	EUR	0.318%	−	−	−	1,250	−	−	1,250
TELEF. EMISIONES OCT 2016	EUR	1.930%	−	−	−	−	−	750	750
TELEF. EMISIONES DEC 2016	EUR	4.000%	−	−	−	−	−	150	150
Telefónica Emisiones, S.A.U.			5,304	3,901	3,449	4,806	3,478	11,830	32,768
Exchangeable Bond	EUR	4.900%	71	−	−	−	−	−	71
Exchangeable Bond MARCH 2016	EUR	-	−	−	−	−	600	−	600
Telefónica Participaciones			71	−	−	−	600	−	671
Total Telefónica, S.A. and its instrumental companies			6,125	3,901	3,449	4,806	4,078	13,516	35,875

Foreign operators
			Maturity
Debentures and bonds	Currency	% Interest rate	2017	2018	2019	2020	2021	Subsequent years	Total
Bond Q	CLP	5.750%	−	−	66	−	−	−	66
USD Bond	USD	3.875%	−	−	−	−	−	471	471
Telefónica Chile, S.A.			−	−	66	−	−	471	537
Bond F	UF	3.600%	−	−	−	−	−	111	111
Bond G	UF	2.200%	−	−	−	75	−	−	75
Bond I	UF	1.950%	−	−	−	75	−	−	75
Bond K	CLP	4.900%	−	−	−	−	134	−	134
Telefónica Móviles Chile, S.A.			−	−	−	150	134	111	395
T. Finanzas Mex 0710 FIX	MXN	8.070%	−	−	−	92	−	−	92
Telefónica Finanzas México, S.A.			−	−	−	92	−	−	92
Bond T. Peru 5th Program (33th Series A)	N. SOL	6.813%	17	−	−	−	−	−	17
Bond T. Peru 4th Program (19th Series A)	N. SOL	VAC + 3.6250%	−	−	−	−	−	23	23
Bond T. Peru 4th Program (36th Series A)	N. SOL	VAC + 3.6875%	57	−	−	−	−	−	57
Bond T. Peru 4th Program (12th Series A)	N. SOL	VAC + 3.6875%	−	−	23	−	−	−	23
Bond T. Peru 4th Program (36th Series B)	N. SOL	VAC + 3.3750%	−	19	−	−	−	−	19
Bond T. Peru 4th Program (19th Series B)	N. SOL	VAC + 2.8750%	−	−	−	−	−	18	18
Bond T. Peru 4th Program (37th Series A)	N. SOL	VAC + 3.1250%	−	−	−	−	−	18	18
Bond T. Peru 4th Program (19th Series C)	N. SOL	VAC + 3.1875%	−	−	−	−	−	7	7
Bond T. Peru 5th Program (22nd Series Aa)	N. SOL	VAC + 3.5000%	9	−	−	−	−	−	9
Bond T. Peru 5th Program (22nd Series Ab)	N. SOL	VAC + 3.5000%	−	−	4	−	−	−	4
Bond T. Peru 5th Program (22nd Series Ac)	N. SOL	VAC + 3.5000%	−	−	−	−	9	−	9
Bond T. Peru 6th Program (11th)	N. SOL	6.656%	−	−	−	−	−	74	74
Commercial Papaer T. Peru 4th Program (3rd)	N. SOL	5.890%	19	−	−	−	−	−	19
Bond T.M.Peru 2nd Program (11th Series A)	N. SOL	7.750%	20	−	−	−	−	−	20
Bond T.M.Peru 2nd Program (11th Series B)	N. SOL	7.375%	−	17	−	−	−	−	17
Bond T.M.Peru 2nd Program (27th Series A)	N. SOL	5.531%	−	−	14	−	−	−	14
Telefónica del Perú, S.A.			122	36	41	−	9	140	348
Nonconvertible bonds	BRL	1,0 XCDI + 0,75%	582	−	−	−	−	−	582
Nonconvertible bonds	BRL	1,0 XCDI + 0,68%	−	378	−	−	−	−	378
Nonconvertible bonds	BRL	IPCA + 4%	−	−	10	−	−	−	10
Convertible bonds ( Telemig) I	BRL	IPCA + 0,5%	−	2	−	−	−	−	2
Convertible bonds ( Telemig) II	BRL	IPCA + 0,5%	−	5	1	1	1	1	9
Convertible bonds ( Telemig) III	BRL	IPCA + 0,5%	−	9	2	2	2	2	17
Telefônica Brasil, S.A.			582	394	13	3	3	3	998
BOND R144-A	USD	5.375%	−	−	−	−	−	710	710
Colombia Telecomunicaciones, S.A, ESP			−	−	−	−	−	710	710
Bond	EUR	1.875%	−	600	−	−	−	−	600
Bond	EUR	2.375%	−	−	−	−	500	−	500
O2 Telefónica Deutschland Finanzierungs, GmbH			−	600	−	−	500	−	1,100
Total Outstanding Debentures and Bonds Foreign operators			704	1,030	120	245	646	1,435	4,180
Total Outstanding Debentures and Bonds			6,829	4,931	3,569	5,051	4,724	14,951	40,055

The main debentures and bonds issued by the Group in 2016 are as follows:

			Nominal (millions)
Item	Date	Maturity Date	Currency	Euros	Currency of issuance	Coupon
Telefónica Emisiones, S.A.U.
EMTN Bond	04/13/16	04/13/22	1,400	1,400	EUR	0.75%
	04/13/16	04/13/26	1,350	1,350	EUR	1.46%
	10/17/16	10/17/20	1,250	1,250	EUR	0.318%
	10/17/16	10/17/31	750	750	EUR	1.93%
	12/28/16	12/28/51	150	150	EUR	4.00%
Telefónica Participaciones, S.A.U.
Cash-settled equity-link bonds non-dilutive (*)	03/09/16	03/09/31	600	600	EUR	0%
Telefónica Móviles Chile, S.A.
Bond	09/28/16	09/13/21	94,410	134	CLP	4.90%
(*) Referenced to the trading price of Telefónica, S.A.

Appendix IV: Financial instruments

The detail of the type of financial instruments arranged by the Group (notional amount) by currency and interest rates at December 31, 2016 is as follows:

								Fair value
Millions of Euros	2017	2018	2019	2020	2021	Subsequent years	Notional	Underlying debt	Associated derivatives	TOTAL
Euro	3,914	5,135	5,066	6,350	8,309	13,637	42,412	32,873	10,018	42,891
Floating rate	522	2,107	2,716	453	5,295	4,670	15,763	5,402	10,428	15,830
Spread	0.31%	0.24%	(0.03)%	(0.22)%	0.00%	0.23%	0.1%	−	−	−
Fixed rate	3,392	3,028	2,350	5,897	3,014	8,967	26,649	27,471	(410)	27,061
Interest rate	6.35%	4.66%	5.05%	3.35%	2.36%	2.36%	4%	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Other european currencies
Instruments in CZK	−	−	−	−	−	−	−	49	(48)	1
Floating rate	148	−	−	−	−	−	148	−	148	148
Spread	−	−	−	−	−	−	−	−	−	−
Fixed rate	(148)	−	−	−	−	−	(148)	49	(196)	(147)
Interest rate	(1.23)%	−	−	−	−	−	(1.23)%	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in GBP	1,070	804	(355)	(467)	−	1,812	2,864	3,722	(724)	2,998
Floating rate	71	526	(497)	(514)	(269)	1,280	597	7	608	615
Spread	−	−	−	−	−	−	0.00%	−	−	−
Fixed rate	999	278	142	47	269	415	2,150	3,598	(1,332)	2,266
Interest rate	0.18%	12.98%	(0.46)%	65.03%	1.44%	8.90%	5.05%	−	−	−
Rate cap	−	−	−	−	−	117	117	117	−	117
Instruments in CHF	−	−	−	−	−	−	−	637	(636)	1
Floating rate	−	−	−	−	−	−	−	270	(271)	(1)
Spread	−	−	−	−	−	−	−	−	−	−
Fixed rate	−	−	−	−	−	−	−	367	(365)	2
Interest rate	−	−	−	−	−	−	−	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
America
Instruments in USD	(1,147)	(214)	208	(135)	(1,878)	3,695	528	16,034	(15,300)	734
Floating rate	(728)	(48)	174	(155)	(1,898)	2,841	186	835	(622)	213
Spread	(0.79)%	(2.53)%	0.12%	(0.22)%	(0.06)%	0.01%	4.88%	−	−	−
Fixed rate	(419)	(166)	34	20	20	854	342	15,199	(14,678)	521
Interest rate	(5.71)%	398.64%	58.89%	92.36%	129.86%	17.00%	47.15%	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in UYU	(17)	−	−	−	−	−	(17)	(9)	(9)	(18)
Floating rate	−	−	−	−	−	−	−	−	−	−
Spread	−	−	−	−	−	−	−	−	−	−
Fixed rate	(17)	−	−	−	−	−	(17)	(9)	(9)	(18)
Interest rate	1.42%	−	−	−	−	−	−	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in ARS	(224)	19	1	−	−	(8)	(212)	(199)	−	(199)
Floating rate	−	−	−	−	−	−	−	−	−	−
Spread	−	−	−	−	−	−	−	−	−	−
Fixed rate	(224)	19	1	−	−	(8)	(212)	(199)	−	(199)

Interest rate	21.73%	17.88%	9.00%	−	−	0.00%	21%	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in BRL	393	787	248	124	86	61	1,698	631	1,090	1,721
Floating rate	(642)	631	185	84	73	(38)	292	(152)	407	255
Spread	(3.11)%	0.93%	2.10%	2.78%	1.73%	(3.55)%	−	−	−	−
Fixed rate	1,035	156	63	40	13	99	1,406	783	683	1,466
Interest rate	6.89%	9.31%	8.59%	0.37%	5.43%	8.81%	−	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in CLP	73	44	67	142	274	428	1,028	(33)	1,048	1,015
Floating rate	68	(91)	67	−	140	439	623	(6)	635	629
Spread	−	−	1.12%	−	0.62%	(0.29)%	0.05%	−	−	−
Fixed rate	5	135	−	142	134	(11)	405	(27)	413	386
Interest rate	35.16%	4.65%	−	5.09%	4.90%	0.00%	5.36%	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in UFC	−	−	−	−	−	−	−	275	(290)	(15)
Floating rate	−	−	−	−	−	−	−	−	−	−
Spread	−	−	−	−	−	−	−	−	−	−
Fixed rate	−	−	−	−	−	−	−	275	(290)	(15)
Interest rate	−	−	−	−	−	−	0.00%	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in PEN	488	71	13	−	−	74	646	169	465	634
Floating rate	−	−	−	−	−	−	−	−	−	−
Spread	−	−	−	−	−	−	−	−	−	−
Fixed rate	488	71	13	−	−	74	646	169	465	634
Interest rate	6.21%	6.47%	6.13%	−	−	6.66%	6.29%	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in VAC	66	19	27	−	9	66	187	187	−	187
Floating rate	66	19	27	−	9	66	187	187	−	187
Spread	3.66%	3.38%	3.66%	−	3.50%	3.24%	3.47%	−	−	−
Fixed rate	−	−	−	−	−	−	−	−	−	−
Interest rate	−	−	−	−	−	−	−	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in COP	757	133	202	132	146	1,077	2,446	1,545	841	2,386
Floating rate	75	85	120	132	146	1,077	1,634	1,595	42	1,637
Spread	5.84%	4.45%	4.49%	4.76%	5.03%	7.43%	6.56%	−	−	−
Fixed rate	682	48	82	−	−	−	812	(50)	799	749
Interest rate	6.44%	8.87%	13.03%	−	−	−	7.24%	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in VEB	(26)	8	−	−	−	(3)	(20)	(20)	−	(20)
Floating rate	−	−	−	−	−	−	−	−	−	−
Spread	−	−	−	−	−	−	−	−	−	−
Fixed rate	(26)	8	−	−	−	(3)	(20)	(20)	−	(20)
Interest rate	1.59%	11.30%	−	−	−	0.00%	(2.39)%	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in UDI	−	−	−	−	−	−	−	−	−	−
Floating rate	−	−	−	−	−	−	−	−	−	−
Spread	−	−	−	−	−	−	0%	−	−	−
Fixed rate	−	−	−	−	−	−	−	−	−	−
Interest rate	−	−	−	−	−	−	−	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in MXN	199	27	42	24	40	456	787	559	233	792

Floating rate	19	6	7	8	10	107	157	158	−	158
Spread	4.94%	6.04%	6.05%	6.08%	6.07%	5.37%	5.45%	−	−	−
Fixed rate	180	21	35	16	30	349	630	401	233	634
Interest rate	10.27%	6.08%	5.72%	11.73%	6.56%	7.31%	8.10%	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in GTQ	(7)	−	−	30	−	−	23	23	−	23
Floating rate	(7)	−	−	−	−	−	(7)	(7)	−	(7)
Spread	0.01%	−	−	−	−	−	0.01%	−	−	−
Fixed rate	−	−	−	30.0	−	−	30	30	−	30
Interest rate	−	−	−	4.00%	−	−	3.99%	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Instruments in NIO	(6)	−	−	−	−	5	(1)	(1)	−	(1)
Floating rate	(6)	−	−	−	−	−	(6)	(6)	−	(6)
Spread	0.01%	−	−	−	−	−	0.01%	−	−	−
Fixed rate	−	−	−	−	−	5	5	5	−	5
Interest rate	−	−	−	−	−	11.90%	11.90%	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
Asia
Instruments in JPY	−	−	−	−	−	−	−	75	(89)	(14)
Floating rate	−	−	−	−	−	−	−	−	(1)	(1)
Spread	−	−	−	−	−	−	−	−	−	−
Fixed rate	−	−	−	−	−	−	−	75	(88)	(13)
Interest rate	−	−	−	−	−	−	−	−	−	−
Rate cap	−	−	−	−	−	−	−	−	−	−
TOTAL							52,369	56,517	(3,401)	53,116
Floating rate							19,574	8,283	11,374	19,657
Fixed rate							32,678	48,117	(14,775)	33,342
Rate cap							117	117	−	117
Currency Options and Others (*)							−	−	9	9

The table below is an extract of the previous table that shows the sensitivity to interest rates originated by our position on interest rate swaps categorized into instruments entered into for trading purposes and instruments entered into for purposes other than trading at December 31, 2016:

Interest rate swaps
Millions of euros	Maturity
Trading purposes	2017	2018	2019	2020	2021	Subsequent years	Total	Fair value
EUR								(78)
Fixed to fix	−	−	−	−	−	−	−	2
Receiving leg	(150)	(90)	(25)	−	−	−	(265)	(266)
Average Interest Rate	−	−	−	−	−	−	−	−
Paying leg	150	90	25	−	−	−	265	268
Average Interest Rate	0.59%	0.83%	0.85%	−	−	−	0.70%	−
Fixed to floating	(34)	−	−	−	−	−	(34)	(1,693)
Receiving leg	(9,933)	(8,457)	(7,016)	(8,950)	(6,862)	(3,612)	(44,830)	(29,011)
Average Interest Rate	1.24%	1.06%	1.41%	1.57%	2.05%	1.64%	1.45%	−
Paying leg	9,899	8,457	7,016	8,950	6,862	3,612	44,796	27,318
Average Spread	0.27%	0.42%	0.62%	0.41%	0.60%	−	0.41%	−
Floating to fixed	−	−	−	−	−	−	−	1,613
Receiving leg	(6,399)	(3,280)	(2,314)	(5,834)	(3,303)	(3,687)	(24,817)	(24,559)
Average Spread	2.15%	−	0.01%	0.00%	−	−	0.56%	−
Paying leg	6,399	3,280	2,314	5,834	3,303	3,687	24,817	26,172
Average Interest Rate	1.27%	1.96%	2.68%	2.40%	2.75%	1.17%	1.94%	−
USD								9
Fixed to floating	−	−	−	−	−	−	−	(13)
Receiving leg	(1,028)	(728)	(323)	(323)	(323)	(446)	(3,171)	(1,573)
Average Interest Rate	1.51%	1.45%	1.40%	1.52%	1.61%	2.35%	1.61%	−
Paying leg	1,028	728	323	323	323	446	3,171	1,560
Average Spread	0.37%	0.62%	1.52%	1.61%	1.68%	−	0.75%	−
Floating to fixed	−	−	−	−	−	−	−	22
Receiving leg	(1,054)	(472)	−	−	−	(446)	(1,972)	(1,941)
Average Spread	−	−	−	−	−	−	−	−
Paying leg	1,054	472	−	−	−	446	1,972	1,963
Average Interest Rate	2.94%	2.87%	−	−	−	2.14%	2.74%	−
GBP								(65)
Fixed to floating	−	−	−	−	−	−	−	(105)
Receiving leg	(193)	(761)	(29)	(23)	(257)	(544)	(1,807)	(1,914)
Average Interest Rate	1.52%	1.61%	2.25%	2.36%	1.76%	3.27%	2.14%	−
Paying leg	193	761	29	23	257	544	1,807	1,809
Average Spread	−	−	−	−	−	−	−	−
Floating to fixed	−	−	−	−	−	−	−	40
Receiving leg	(129)	(818)	−	(70)	(175)	(199)	(1,391)	(1,395)
Average Spread	−	−	−	−	−	−	−	−
Paying leg	129	818	−	70	175	199	1,391	1,435
Average Interest Rate	1.08%	1.38%	−	0.73%	2.56%	1.84%	1.54%	−
CZK								(1)
Fixed to floating	−	−	−	−	−	−	−	(1)
Receiving leg	(46)	−	−	−	−	−	(46)	(196)
Average Interest Rate	1.60%	−	−	−	−	−	1.60%	−
Paying leg	46	−	−	−	−	−	46	195
Average Spread	−	−	−	−	−	−	−	−
Floating to fixed	−	−	−	−	−	−	−	−
Receiving leg	−	(46)	−	−	−	−	(46)	(47)
Average Spread	−	−	−	−	−	−	−	−
Paying leg	−	46	−	−	−	−	46	47
Average Interest Rate	−	1.25%	−	−	−	−	1.25%	−

Interest rate swaps
Millions of euros	Maturity
Non trading purposes	2017	2018	2019	2020	2021	Subsequent years	Total	Fair value
EUR								481
Fixed to floating	−	−	−	−	−	−	−	(228)
Receiving leg	(250)	(200)	−	−	(1,300)	(1,650)	(3,400)	(3,627)
Average Interest Rate	0.79%	0.93%	−	−	1.29%	1.46%	1.31%	−
Paying leg	250	200	−	−	1,300	1,650	3,400	3,399
Average Spread	−	−	−	−	−	−	−	−
Floating to fixed	−	−	−	−	−	−	−	709
Receiving leg	(1,682)	(1,720)	(1,259)	(3,334)	(699)	(1,960)	(10,654)	(6,970)
Average Spread	0.27%	0.26%	1.32%	0.05%	−	−	0.25%	−
Paying leg	1,682	1,720	1,259	3,334	699	1,960	10,654	7,679
Average Interest Rate	2.15%	2.83%	1.57%	2.85%	2.71%	1.43%	2.31%	−
USD								(1,156)
Fixed to floating	−	−	−	−	−	−	−	(1,156)
Receiving leg	(1,283)	(1,541)	(1,269)	(2,004)	(1,698)	(4,567)	(12,362)	(12,559)
Average Interest Rate	3.49%	1.18%	3.46%	3.03%	3.45%	3.38%	3.08%	−
Paying leg	1,283	1,541	1,269	2,004	1,698	4,567	12,362	11,403
Average Spread	0.56%	−	−	0.22%	−	−	0.09%	−
Floating to fixed	−	−	−	−	−	−	−	−
Receiving leg	−	−	−	−	−	−	−	−
Average Spread	−	−	−	−	−	−	−	−
Paying leg	−	−	−	−	−	−	−	−
Average Interest Rate	−	−	−	−	−	−	−	−
MXN								(5)
Fixed to floating	−	−	−	−	−	−	−	(3)
Receiving leg	−	−	−	(92)	−	−	(92)	(97)
Average Interest Rate	−	−	−	8.07%	−	−	8.07%	−
Paying leg	−	−	−	92	−	−	92	94
Average Spread	−	−	−	0.61%	−	−	0.61%	−
Floating to fixed	−	−	−	−	−	−	−	(2)
Receiving leg	−	−	−	(92)	−	−	(92)	(94)
Average Spread	−	−	−	0.61%	−	−	0.61%	−
Paying leg	−	−	−	92	−	−	92	92
Average Interest Rate	−	−	−	6.62%	−	−	6.62%	−
GBP								(254)
Fixed to floating	−	−	−	−	−	−	−	(254)
Receiving leg	−	(526)	−	(818)	−	(1,053)	(2,397)	(2,652)
Average Interest Rate	−	1.43%	−	1.87%	−	3.47%	2.47%	−
Paying leg	−	526	−	818	−	1,053	2,397	2,398
Average Spread	−	−	−	−	−	−	−	−
Floating to fixed	−	−	−	−	−	−	−	−
Receiving leg	−	−	−	−	−	−	−	−
Average Spread	−	−	−	−	−	−	−	−
Paying leg	−	−	−	−	−	−	−	−
Average Interest Rate	−	−	−	−	−	−	−	−
JPY								(1)
Fixed to floating	−	−	−	−	−	−	−	(1)
Receiving leg	−	(81)	−	−	−	−	(81)	(82)
Average Interest Rate	−	0.32%	−	−	−	−	0.32%	−

Paying leg	−	81	−	−	−	−	81	81
Average Spread	−	−	−	−	−	−	−	−
CLP								−
Fixed to floating	−	−	−	−	−	−	−	(3)
Receiving leg	−	−	(67)	−	−	−	(67)	(72)
Average Interest Rate	−	−	5.75%	−	−	−	5.75%	−
Paying leg	−	−	67	−	−	−	67	69
Average Spread	−	−	1.12%	−	−	−	1.12%	−
Floating to fixed	−	−	−	−	−	−	−	3
Receiving leg	(28)	(91)	−	(28)	1	−	(146)	(92)
Average Spread	3.31%	−	−	−	−	−	0.64%	−
Paying leg	28	91	−	28	(1)	−	146	95
Average Interest Rate	−	5.05%	−	3.31%	−	−	3.75%	−
CHF								(24)
Fixed to floating	−	−	−	−	−	−	−	(24)
Receiving leg	−	(233)	−	(210)	−	(140)	(583)	(606)
Average Interest Rate	−	0.28%	−	0.95%	−	0.75%	0.63%	−
Paying leg	−	233	−	210	−	140	583	582
Average Spread	−	−	−	−	−	−	−	−
BRL								(32)
Fixed to floating	−	−	−	−	−	−	−	−
Receiving leg	−	−	−	−	−	−	−	−
Average Interest Rate	−	−	−	−	−	−	−	−
Paying leg	−	−	−	−	−	−	−	−
Average Spread	−	−	−	−	−	−	−	−
Floating to fixed	(8)	(2)	42	−	−	−	32	(32)
Receiving leg	(108)	(83)	−	−	−	−	(191)	(420)
Average Spread	2.59%	2.03%	−	−	−	−	2.35%	−
Paying leg	100	81	42	−	−	−	223	388
Average Interest Rate	−	−	−	−	−	−	−	−
COP								2
Fixed to floating	−	−	−	−	−	−	−	2
Receiving leg	−	(5)	(10)	(10)	(10)	(5)	(40)	(40)
Average Interest Rate	−	7.25%	7.25%	7.25%	7.25%	7.25%	7.25%	−
Paying leg	−	5	10	10	10	5	40	42
Average Spread	−	2.80%	2.80%	2.80%	2.80%	2.80%	2.80%	−

Foreign exchange and interest rate options, by maturity, are as follows:

Currency options	Maturities
Millions of euros	2017	2018	2019	2020	2021	Subsequent years
Currency Puts (EURUSD, USDEUR)
Notional amount of options bought	1,861	179	−	−	−	−
Strike	1.36	1.57	−	−	−	−
Notional amount of options sold	1,545	−	−	−	−	−
Strike	1.27	−	−	−	−	−

Interest rate options	Maturities
Millions of euros	2017	2018	2019	2020	2021	Subsequent years
Collars
Notional amount of options bought	−	800	−	−	−	877
Strike Cap	−	4.35	−	−	−	4.92
Strike Floor	−	3.05	−	−	−	4.15
Caps
Notional amount of options bought	−	−	−	−	−	−
Strike	−	−	−	−	−	−
Notional amount of options sold	−	−	−	−	−	877
Strike	−	−	−	−	−	5.53
Floors
Notional amount of options bought	−	−	−	−	−	877
Strike	−	−	−	−	−	1.17
Notional amount of options sold	−	−	−	−	−	−
Strike	−	−	−	−	−	−

Cash flows receivable or payable on derivative financial instruments to be settled via the swap of nominals, categorized by currency of collection/payment, along with contractual maturities are as follows:

Millions of euros		2017	2018	2019	2020	2021	Subsequent years	Total
Currency swaps
Receive	ARS	−	−	−	−	−	−	−
Pay	ARS	−	−	−	−	−	−	−
Receive	BRL	68	−	−	−	−	1	69
Pay	BRL	(484)	(61)	(54)	−	−	−	(599)
Receive	CLP	68	−	−	−	−	439	507
Pay	CLP	(135)	−	−	(142)	(140)	(877)	(1,294)
Receive	COP	−	−	−	−	−	−	−
Pay	COP	(285)	(48)	(2)	−	−	−	(335)
Receive	CZK	−	−	−	−	−	−	−
Pay	CZK	−	−	−	−	−	−	−
Receive	EUR	649	33	36	−	−	−	718
Pay	EUR	(1,397)	(1,556)	(1,565)	(3,001)	(3,087)	(1,221)	(11,827)
Receive	GBP	−	−	585	1,286	−	−	1,871
Pay	GBP	−	−	−	−	−	−	−
Receive	JPY	−	81	−	−	−	−	81
Pay	JPY	−	−	−	−	−	−	−
Receive	MAD	−	−	−	−	−	−	−
Pay	MAD	−	−	−	−	−	−	−
Receive	MXN	−	−	−	−	−	−	−
Pay	MXN	−	−	−	−	−	−	−
Receive	PEN	−	−	−	−	−	−	−
Pay	PEN	(15)	(7)	(1)	−	1	−	(22)
Receive	UFC	−	−	−	149	−	224	373
Pay	UFC	−	−	−	−	−	(112)	(112)
Receive	USD	2,407	1,640	1,149	1,815	3,738	2,247	12,996
Pay	USD	(447)	−	−	−	(1)	(475)	(923)
Receive	UDI	−	−	−	−	−	2	2
Pay	UDI	−	−	−	−	−	−	−
Receive	CHF	−	233	−	210	−	140	583
Pay	CHF	−	−	−	−	−	−	−
TOTAL		429	315	148	317	511	368	2,088

Millions of euros		2017	2018	2019	2020	2021	Subsequent years	Total
Forwards
Receive	ARS	−	−	−	−	−	−	−
Pay	ARS	−	−	−	−	−	−	−
Receive	BRL	59	−	−	−	−	−	59
Pay	BRL	(596)	−	−	−	−	−	(596)
Receive	CLP	166	−	−	−	−	−	166
Pay	CLP	(486)	−	−	−	−	−	(486)
Receive	COP	11	−	−	−	−	−	11
Pay	COP	(468)	−	−	−	−	−	(468)
Receive	CZK	46	−	−	−	−	−	46
Pay	CZK	−	−	−	−	−	−	−
Receive	EUR	5,336	−	−	−	−	−	5,336
Pay	EUR	(2,413)	−	−	−	−	−	(2,413)
Receive	GBP	1,009	−	−	−	−	−	1,009
Pay	GBP	(2,633)	−	−	−	−	−	(2,633)
Receive	MXN	52	−	−	−	−	−	52
Pay	MXN	(467)	−	−	−	−	−	(467)
Receive	PEN	88	−	−	−	−	−	88
Pay	PEN	(537)	−	−	−	−	−	(537)
Receive	UFC	−	−	−	−	−	−	−
Pay	UFC	−	−	−	−	−	−	−
Receive	USD	2,700	−	−	−	−	−	2,700
Pay	USD	(1,991)	−	−	−	−	−	(1,991)
Receive	UYU	9	−	−	−	−	−	9
Pay	UYU	−	−	−	−	−	−	−
TOTAL		(115)	−	−	−	−	−	(115)

Appendix V: Interest-bearing debt

The main financing transactions at December 31, 2016 and 2015 and their nominal amounts are as follows:

			Outstanding principal balance
			(millions of euros)
Descriptive name summary	Contractual limit amount (millions)	Currency	12/31/16	12/31/15	Arrangement date	Maturity date
Telefónica, S.A
Structured Financing (*)	200	USD	190	226	05/03/2011	07/30/2021
Structured Financing (*)	669	USD	635	722	02/22/2013	01/31/2023
Structured Financing (*)	532	USD	505	447	08/01/2013	10/31/2023
Syndicated facility (1)	3,000	EUR	-	700	02/18/2014	02/18/2021
Bilateral	1,500	EUR	1,500	1,500	06/26/2014	06/26/2018
Syndicated facility (2)	2,500	EUR	550	500	02/19/2015	02/19/2022
Bilateral	200	EUR	200	200	06/30/2015	06/30/2020
Syndicated facility (3)	1,500	EUR	-	-	11/17/2015	02/15/2019
Structured Financing (*)	737	USD	324	-	12/11/2015	03/11/2026
Structured Financing (*)	492	EUR	240	-	12/11/2015	03/11/2026
Bilateral loan	100	EUR	100	-	02/23/2016	02/23/2019
Bilateral loan	100	EUR	100	-	02/23/2016	02/23/2021
Loan	300	EUR	300	-	03/08/2016	03/08/2021
Bilateral loan	300	EUR	300	-	10/24/2016	03/19/2019
Telefónica Móviles Chile, S.A.
Syndicated	150	USD	142	-	04/15/2016	15/04/2021
Telefónica Germany GmbH & Co. OHG
Syndicated	750	EUR	50	-	03/22/2016	03/22/2021
EIB Financing (4)	450	EUR	250	-	06/13/2016	06/13/2025
Telefónica Europe, B.V.
Structured Financing (*)	1,500	EUR	-	-	11/28/2016	11/28/2024

(1) Extended for 12 additional months of the syndicated facility signed in February 2014.

(2) Extended for 12 additional months of the syndicated facility signed in February 2015.

(3) On November 15, 2016 an amendment was signed extending the maturity for 12 additional months of the syndicated facility and an early repayment of 1,500 million euros was made.

(4) This financing is split in 5 tranches with a maturity to as late as 2025.

(*) Facility with amortization schedule.

Appendix VI: Key regulatory issues and concessions held by the Telefónica Group and licenses

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

Electronic Communication Regulation in the European Union

The European Union’s legal framework for electronic communications services was developed with the aim of promoting competition and improving the harmonized functioning of the European market for electronic communications networks and services. The European Union’s legal framework was last modified in 2009, in response to market and technological and changes in the industry. It is currently under a process of review, although the new modifications of it are not expected to entry into force before 2018.

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

The Treaty for the functioning of the EU (TFEU) prohibits “concerted practices” and all agreements between entities that may affect trade between Member States and which restrict or are intended to restrict, competition within the internal market. The Treaty also prohibits any abuse of a dominant competitive position within the EU, or any substantial part of it that may affect trade between Member States.

The EU Merger Regulation requires that all mergers, acquisitions and joint ventures involving participants meeting certain turnover thresholds be submitted to the EU Commission for review, rather than to the national competition authorities. Under the amended EU Merger Regulation, market concentrations will be prohibited if they significantly impede effective competition in the EU common market. The European Commission is granted the authority to apply the EU competition framework.

Similar competition rules are set forth in each EU Member State, with the corresponding national competition authorities overseeing compliance with these regulations. All the European countries in which the Telefónica Group operates and referred to below are Member States of the European Union.

Recent developments

Currently, the regulatory debate in the European Union is basically focused on the development of the Telecom Single Market (TSM) Package and the new European Digital Single Market (DSM) Strategy.

Telecom Single Market

The Regulation (EU) 2015/2120 of the European Parliament and of the Council of November 25, 2015, lays down measures basically concerning open internet access (Net Neutrality) and roaming on public mobile communications networks within the Union.

•	Roaming: from April 30, 2016, until June 15, 2017, operators can only charge an additional fee on domestic prices. Thus, extra charges are for calls €0.05 / minute, €0.02 per SMS sent and €0.05 per megabits data (excluding VAT). During this period, the sum of the domestic retail price and any surcharge applied shall not exceed €0.19 per minute, €0.06 per SMS message and €0.20 per megabyte used. Those extra charges will disappear from June 15, 2017, when retail roaming surcharges should be abolished. In addition, the European Commission published last December 15, 2016, detailed rules on the application of fair use policy and on the methodology for assessing the sustainability of the abolition of retail roaming surcharges as of June 15, 2017. Final wholesale roaming caps have been agreed by the Council and Parliament as well as maximum wholesale caps at the following limits:

•	0.01€/sms,

•	0.032€/minute,

•	Data services glide path: 7.7€/GB (June – December 2017); 6€/GB (2018); 4.5€/GB (2019); 3.5€/GB (2020); 3€/GB (2021) and 2.5€/GB (2022).

•	Net Neutrality: provisions entered into force on April 30, 2016. BEREC issued Guidelines for a consistent implementation of the rules by August 30, 2016, in Member States. As a general principle all traffic has to be treated equally. However, reasonable traffic management is allowed, different types of traffic can be treated differently in certain cases. National regulatory authorities shall monitor the traffic management practices and the effect of their commercial practices on consumer’s rights.

Digital Single Market

During 2016 the European Commission has issued many initiatives within the policy known as Digital Single Market which was adopted last May 6, 2015.

Among the most relevant initiatives, we can find the following:

•	Package of measures to boost the Connectivity in the Single Digital Market - towards the European Gigabit Society. This package was published by the European Commission on September 14, 2016, which includes the proposal for a European Code of Electronic Communications. Once transposed to the respective national frameworks will produce effects from 2018 at the earliest.

•	Network and Information Security: Directive 2016/1148 of the European Parliament and of the Council of July 6, 2016 concerning measures for a high common level of security of network and information systems across the Union entered into force on August 9, Member States have 21 months to transpose this Directive into their national laws and 6 additional months to identify operators of essential services (traditional critical infrastructures). According to the Directive, the providers of essential facilities are obliged to take appropriate security measures and report incidents to the national authorities.

•	Audiovisual Package: On May 25, the European Commission launched a proposal for a Directive on the provision of audiovisual media services. It includes among others: some specific obligations for video on demand services (VOD) related to the configuration of the VOD catalogue and the possibility of Member States to impose financing obligations on VOD service providers. In addition, the European Commission put forward a Proposal for a Regulation on cross-border Portability of online content services in the internal market, which is expected to be adopted in the first quarter of 2017.

•	Copyright: The EC presented a package of legislative proposals including one aimed at: (a) promoting the cross-border provision of online services that are ancillary to broadcasting, where the principle of the country of origin is proposed to be applied to remuneration rights; and (b) facilitating retransmissions in closed networks (such as IPTV and mobile networks), TV and radio programs originated in other Member States.

In relation with data protection & Privacy, in Europe the new General Data Protection Regulation ("GDPR") of April 27, 2016, will be directly applicable in all member States from May 25, 2018. The GDPR introduces administrative fines of up to 4% of an undertaking’s annual global turnover for breaching the new data protection rules.

On January 10, 2017, the European Commission has put forward its Proposal for a Regulation on ePrivacy, which will replace the current Directive 2002/58/EC on privacy in the electronic communications sector and will complement the recently approved GDPR; this Commission proposal (the first step in the legislative process) also introduces administrative fines of up to 4% of an undertaking’s annual global turnover.

In October 2015, the Court of Justice of the European Union declared invalid the decision of the European Commission as regards the "Safe Harbor Agreement" relating to the transfer of personal data from the EU to the United States. Subsequently, the European Commission adopted a new decision on Privacy Shield on July 12, 2016, which considers that there is an adequate level of protection of personal data transferred from the EU to US self-certified companies complying with the Privacy Shield principles. Telefónica USA, Inc. has self-certified itself as Privacy Shield compliant. The Privacy Shield has been challenged before the EU´s General Court by civil-society groups, but the admission of their appeals is still pending.

Regarding spectrum, on December 14, 2016, the European Institutions reached an agreement on how to coordinate the use of the 700 MHz band facilitating the introduction of 5G as of 2020. The 700 MHz band should be assigned to mobile operators and made available for wireless broadband use by June 30, 2020, at the latest in all EU Member states. Duly justified exceptions – on grounds defined in the Decision – are possible until June 30, 2022. Member States will adopt and make public their national plans for releasing this band by June 30, 2018.

Spain

General regulatory framework

The legal framework for the regulation of the telecommunications sector in Spain is governed by the General Telecommunications Law (9/2014) of May 9. The main modifications of this Law compared to the previous one are the reduction of administrative burdens to boost networks deployments, as well as the adoption of complementary measures for boosting investment in telecommunications sector.

The Market and Competition National Commission, or CNMC, created by the Law 3/2013, assumed in 2013 its role as telecommunications and audiovisual service regulator in Spain. This new organism is also the competition authority in Spain and the national regulatory authority for transport, postal services and energy.

Market analysis

Following, obligations imposed by the national regulator in the most relevant markets -in which Telefónica is deemed to have Significant Market Power (“SMP”) are detailed.

Fixed markets

Wholesale fixed access and call origination market

On January 17, 2017, CNMC approved the definition and the analysis of the market for access and call origination on fixed networks. Considering that Telefónica have SPM, the CNMC imposed specific obligations to Telefónica regarding the provision of origination services, preselection and wholesale access service to the telephone line on a cost-oriented production, and to implement an accounting system. Telefónica was imposed, among others, the obligation of no discrimination, transparency and separation of accounts.

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

Mobile market

Mobile network call termination

In May 2012, the ANR adopted a measure establishing the wholesale price at 0.0109 €/minute, as from July 2013. In July 2016, the National Regulatory Authority has conducted a public consultation about the long-term incremental costs model to set the voice termination cost on mobile networks. Market analysis is expected to be opened by 2017 and a final decision could take place by the end of 2017.

Mobile Virtual Network Operators

The consideration of Telefónica Móviles Spain, along with Vodafone and Orange, as a company with significant market power in access services and origination in public mobile telephone networks remains in force since February 2, 2006. As a consequence of this regulation Telefónica Móviles Spain has an obligation to attend any reasonable access request to its network. On July 1, 2016, the ANR reviewed this market. The NRA has considered that the market is competitive, and therefore, there is no need for ex ante regulation, and proposed that the current obligations for Telefónica regarding the obligation of meeting a reasonable access offer should be abolished. This proposed Decision is expected to be adopted during the second quarter of 2017.

Wholesale (physical) to network infrastructure access and wholesale broadband access

In February 2016, the CNMC adopted a Resolution which established the elimination of the 30 Mbps limit and the incorporation of geographical segmentation to the regulation for the residential customers, so that Telefónica is not obliged to offer wholesale broadband services access (bitstream) in the most competitive areas (66 cities). In this sense, Telefónica de España is only obliged to offer its wholesale broadband access services (bitstream) for residential segment, in non-competitive areas. The price of fiber access services will be calculated under a model of economic replicability of Telefónica's retail offerings in the residential and business segments. The price of access services to the copper network will continue to be cost oriented. For the business segment, the consultation oblige Telefónica de España to offer its wholesale broadband access services both on the copper and fiber network, throughout the national territory. Additionally, on January 18, 2016, the CNMC adopted a resolution which approved the reference offer of the new wholesale unbundled virtual access service to Telefónica's new broadband Ethernet service (local NEBA). The NEBA service should be operative in 12 months from the date of the resolution´s adoption.

Universal service obligations

Telefónica de España has been designated the operator responsible for the provision of the connection to the public electronic communications network for a three-year maximum period (1st January 2017-31st December 2019), with the possibility of establishing broadband data connection with a descending speed no less than 1Mbit per second, and the provision of the public telephone service available from a fixed location. In addition, Telefónica de España has also been designated the operator responsible for the preparation and delivery of public telephone directories to the telephone subscribers for one-year period (1st January -31st December 2017). It is possible an extension for an additional year Telefónica Telecomunicaciones Públicas, S.A.U. has been designated as the operator responsible for the provision of a sufficient supply of public payphones for one-year period (1st January -31st December 2017). It is also possible an extension for an additional year.

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

Acquisition of Distribuidor Oficial de Televisión, S.A. (DTS)

Under the April 22, 2015, resolution the CNMC authorized the acquisition of the exclusive control of DTS (Distribuidor Oficial de Televisión, S.A.) by Telefónica de Contenidos, S.A.U. As a result of such authorization the new entity assumed a set of obligations for 5 years (commitments), which briefly are: i) the obligation to make available a wholesale offer of channels with premium content, that allows the replicability of Telefónica retail Pay TV offer; ii) prohibition of including period of permanence clause in contracts for Pay TV packages; iii) the prohibition of attract DTS customers for a period of two months; iv) the obligation to keep at least three international routes uncongested with three Internet Connectivity Providers; and v) the prohibition of formalizing exclusive contracts exceeding three years with content providers.

Germany

General regulatory framework

The European Union legislative framework was implemented in Germany at the end of June 2004, by the approval of Telecommunications Act (Telekommunikationsgesetz). Following the adaptation of the 2009 EU Telecom Package, the Telecom Act was repeatedly amended over the last years. The national regulatory authority responsible for regulation of electronic communication networks and services is the Bundesnetzagentur, or BNetzA. At the end of July 2016, the Act for better information exchange when combating international terrorism entered into force. This act inter alia amends 111 TKG which rules which customer data need to be collected and stored prior to access activation.

Spectrum

Following its decision of July 4, 2014, concerning the frequency aspects of the Telefónica Deutschland Holding AG merger with E-Plus Mobilfunk GmbH & Co. KG (E-Plus), BNetzA has started to perform a frequency distribution analysis particularly in the area of the 2GHz spectrum band. The end of the analysis is expected end of 2017 at the earliest. In addition, on December 2016, BNetzA published the key orientation points of the demand-oriented allocation of new frequencies for the further rollout of digital infrastructures. The paper names as areas of activity the timely allocation of the 2 GHz spectrum expiring end of 2020 and 2025 (so called UMTS spectrum) and further spectrum (inter alia 3.5 GHz).

Market reviews

Mobile termination rates (MTR)

The MTR of 0.0166 euro/minute expired end of November 2016. On August 30, 2016, BNetzA adopted a regulatory decision which considers with pure LRIC (LRIC = Long Run Incremental Costs) a new cost model for the calculation of MTR. Telefónica Deutschland has appealed the decision in court which has not yet been decided. BNetzA has approved new MTR on November 30, 2016, in a provisional decision which sets the rates to 0.011 euro/minute as of December 1, 2016, to 0.0107 euro/minute as of December 1, 2017, and to 0.095 euro/minute as of December 1, 2018, until the end of November 2019. Before taking a final decision, the new MTR are consulted nationally and notified to the EU Commission.

Fixed termination rates (FTR)

The actual FTR of 0.0024 euro/minute expired on December 31, 2016. A draft regulatory decision has been consulted nationally and notified to the EU Commission which considers pure LRIC as new cost calculation method that may also lead to significant price reductions. The provisional decision of new FTR for all alternative operators – including Telefónica Deutschland – was approved end of January with a rate at 0.0010 €/min. Such decisions, once finally adopted, it will be applicable with retroactive effect as of January 1, 2017.

BNetzA adopts final decision on local loop access for local vectoring

BNetzA in cooperation with the EU Commission has finalized the proceeding regards access to Deutsche Telekom’s local loop for local vectoring. It adopted its final decision on September 1, 2016, which extends the propagation of vectoring in Deutsche Telekom’s fixed network significantly. Telefónica Deutschland may benefit from this decision when converting from its own local loop platform to Deutsche Telekom’s future-proof wholesale bitstream access model. Local vectoring allows for internet surfing speeds of up to 100 Mbit/s; going forward, transmission rates of up to 250 Mbit/s (super vectoring) will even be possible.

United Kingdom

General legislative framework

The EU Regulatory Framework was implemented in the United Kingdom by the Communications Act in 2003. The Office of Communications, or Ofcom, is designated as the NRA responsible for the regulation of electronic communications networks and services.

Wholesale price regulation

Following a market review, mobile termination rates for all mobile providers, including the four national mobile communications operators (Vodafone, Telefónica United Kingdom, EE and H3G) are subject to controls based on the pure long-run incremental cost (pure LRIC) approach. The present mobile wholesale termination rate is 0.503 ppm and this will be reduced to 0.495 ppm from April 1, 2017. Ofcom will conduct another market review in 2017, to determine the regulatory regime from April 1, 2018.

Licenses

Telefónica United Kingdom has an obligation in its 800 MHz spectrum license to provide indoor coverage to 98% of the United Kingdom population (and 95% of the populations of each of England, Wales, Scotland and Northern Ireland) and an obligation in its 900/1800 MHz spectrum license to provide voice and text services to 90% of the UK landmass, both by the end of 2017, to be maintained, thereafter. Inherent with these obligations is a risk of Telefónica UK not meeting the required targets. Telefónica UK is actively working towards mitigating the risk through the continuous investment in an infrastructure improvement program, upgrading its 2G and 3G Networks and continued roll-out of its 4G Network.

On November 21, 2016, Ofcom issued a consultation document setting out an analysis of the forthcoming auction of 2.3 GHz and 3.4 GHz spectrum. Ofcom has proposed to establish maximum limits in the 2.3 GHz spectrum, which prevents BT/EE from bidding for such spectrum. Responses to Ofcom’s consultation document were due in by January 31, 2017, and Ofcom is expected to publish its decision on the second quarter of 2017.

Brazil

General legislative framework

The delivery of telecommunications services in Brazil is subject to regulation under the regulatory framework provided in the General Telecommunications Law (LGT) enacted in July 1997. The National Agency for Telecommunications, (Agência Nacional de Telecomunicações or ANATEL), is the principal regulatory authority for the Brazilian telecommunications sector.

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

On October 18, 2016, CADE issued the Resolution No 17, which changed the rules concerning the mandatory notification of associative agreements. The new regulation tends to reduce notifications of associative agreements that do not raise antitrust concerns.

Licenses

In Brazil, concessions are awarded for providing services under the public regime, while authorizations are granted for providing private regime services. The only service currently provided under both regimes is the Fixed Switched Telephony Service (“STFC”). All other services are provided under the private system only.

In the state of São Paulo, Telefônica Brazil provides local and national long-distance Fixed Switched Telephony Service under the public regime, through a concession agreement. The current concession agreement dated from December 22, 2005, was renewed on January 1, 2006, and is valid until December 31, 2025. In principle, the assets assigned to the provision of the services described in the public concession agreement are considered reversible assets.

However, on December 6, 2016, the Senate approved a Bill of Law, which amends the LGT and reformulates the entire sector by establishing new rules for telecommunications services provisioning. During the last months, a Bill amending the regulatory framework in Brazil has been processed, establishing, among others, that such assets will no longer be reversible under the new licenses regime in exchange for significant broadband investment commitment. Recently, the processing at the Senate of such Bill has been challenged before the Federal Supreme Court and, consequently, the Senate’s governing board has decided to send the Telecom bill for voting in Plenary. With the Bill being sent to the plenary, it could be understood that there is no more dispute for the Supreme Court to decide upon. In case that the bill is finally approved, ANATEL will be entitled to adopt the pertinent administrative decisions for the transformation of the respective licenses with the consequent modification of the future binding obligations to STFC providers. In addition, a proposal of the General Plan for Universalization of Fixed Switched Telephony Services was approved by ANATEL on December 15, 2016. It is expected that its final decision will be published in 2017.

In the remaining states of Brazil, Telefônica Brazil provides local, and long-distance and international STFC service, personal mobile service, and broadband multimedia communication services (which includes the provision of fixed broadband connections) and Pay TV services, all under the private regime.

Radiofrequencies authorizations, for its turn, are granted for a limited period of time (maximum of 20 years, renewable once). The most important radiofrequencies authorizations held by Telefônica Brazil are those associated with the exploitation of mobile services and are described in the licenses section.

In 2014, ANATEL auctioned Radiofrequencies licenses in the 700MHz frequency and Telefônica Brazil acquired the license to use one of the bands. According to the bidding notice, the winning parties were required to incorporate an independent entity that will manage the whole reframing process of the 700MHz (currently, the band occupied by the free-to-air analog broadcasters). Winning parties shall also provide such entity with the financial and operational resources to provide equipment and support for the broadcasters and the final users (which, subject to certain conditions, will be entitled to receive Digital TV receivers). Federal regulation establishes a timeline to implement such reframing which is scheduled to be concluded by December 2018.

Interconnection, tariffs and prices

Interconnection among public networks is mandatory in Brazil. Generally, parties can freely negotiate the terms and conditions about technical points, economic discounts and rights/obligations, of the interconnection agreements. Interconnection rates for fixed network operator identified as operator with significant market power (SMP) (Res. 588/2012) are defined by ANATEL; the interconnection rates for the use of mobile operators networks (Res. 438/2006), may be agreed between the parties. However, if the parties fail to reach a consensus, particularly regarding charges to fixed operators (Res. 576/2011), ANATEL imposes the rates to be used. The mobile termination market shall be based on the model of incremental costs and, pursuant to applicable laws, reductions of VU-M must be reflected in VC1 (retail price paid by users for local fixed-mobile calls) and VC2 and VC3 (retail price paid by users for national long distance fixed-mobile calls).

The Telefónica Group, including VIVO, has been identified as an operator with SMP in the following markets: (i) fixed network infrastructure access for data transmission in copper pairs or coaxial cables at speeds up to 10 Mbps in the region of São Paulo; (ii) wholesale fixed network infrastructure to transport local and long distance transmission at speeds up to 34 Mbps in the region of São Paulo; (iii) passive towers, ducts and trenches infrastructure throughout Brazil; (iv) call termination on mobile network in Brazil; and (v) national roaming market throughout Brazil.

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

Further, ANATEL’s Resolution No. 649 of February 12, 2015, changed Article 42 of the Appendix I of the PGMC, and established a decreasing Bill and Keep between SMP and the non-SMP operators: 65/35% between 2016 and 2017, 55/45 % between 2017 and 2018, 50/50 % between 2018 and 2019 and Full billing in 2019 when the definitive cost-oriented-model fees shall be in force. Such Resolution has been challenged in courts without a definitive outcome. Accordingly, the VU-M values (in Brazilian reáis) for 2016 applicable to Telefônica Brazil were the following: i) Region I: 0.09317 ii) Region 2: 0.10309 iii) Region 3: 0.11218.

On December 5, 2016, ANATEL issued a public consultation for the revision of the General Plan of Competition Goals (PGMC), which may address changes in the relevant markets regulated by the PGMC and in VIVO’s identification as an operator with SMP in the regulated markets. The mentioned public consultation is available for comments until March 22, 2017.

Mexico

General regulatory framework

In Mexico, the provision of telecommunication services is governed by the Constitution and the Federal Telecommunication and Broadcasting Law (“LFTy R”), published on July 14, 2014, among others.

The Federal Telecommunications Institute (IFT) is the authority responsible for the regulation, promotion and supervision of the use, development and exploitation of radio spectrum, networks and the provision of broadcasting services and telecommunications as well as the antitrust authority for broadcasting and telecommunications sectors. Furthermore, on August 26, 2015, was established by the Consumers Affair Authority a special division on Telecommunications affairs to monitor, coordinate, control, substantiate and resolve conciliation, arbitration and infringements, review, modification and grant the use of adhesion contracts in terms of Federal Consumer Act.

IFT as the Mexican national authority in communications and broadcasting sectors, declared in 2014 the “América Móvil Group” a preponderant operator in the telecommunications market , imposing it specific measures asymmetric obligations in order to avoid damaging competition and free competition within these measures the obligation not charge for calls terminating on its network and a set of Reference Offers for: leasing of dedicated links, access and shared use of passive infrastructure in fixed and mobile networks, mobile virtual network operators (MVNOs), Roaming and local loop unbundling. In this sense, on November 17, 2016, Telefónica México and América Móvil Group signed an agreement in order to America Móvil provides the wholesale service of national roaming in the areas where Telefónica México currently has no coverage, this in the light of the specific measures with asymmetric obligations imposed by IFT to the Preponderant Economic Agent. The Federal Law of Economic Competition published on May 23, 2014, its regulations and the “Regulatory Provisions of the Federal Law of Economic Competition for telecommunications and broadcasting published by the IFT on January 12, 2015, constitute the applicable regulatory framework by the IFT in terms of economic competition for the broadcasting and telecommunications sectors.

Licenses

The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.

Pegaso PCS, SA de C.V. (Pegaso PCS) has multiple licenses to use a Public Telecommunications Network and the use of spectrum for the provision of mobile local service nationwide, while the Grupo de Telecomunicaciones Mexicanas, SA de C.V. (GTM) has concessions to install, operate and explore a public telecommunications network long distance, national and international (July 6, 2003); changing the title of the network to provide basic local services and public telephony (March 28, 2006); concession to provide pay television service (DTH) and data transmission via satellite in the KU band (January 6, 2011) as well as data transmission services via satellite, KA Band (August 6, 2012); and, finally, granting rights to exploit the transmission and reception of signals of frequency bands associated with foreign satellites -WILDBLUE 1, ANIK F2- (August 6, 2012) and Amazonas-3. (December 19, 2013).

On December 2016 the merger between GTM and Pegaso PCS was formalized. By effect of this merger Pegaso PCS absorbed GTM, therefore, Pegaso PCS is now the owner of the licenses originally granted to GTM.

On October 7, 2015, GTM executed an agreement whereby such company assigned to Telefónica International Wholesale Services México, S.A. de C.V. (formerly Media Networks México Soluciones Digitales, S.A. de C.V.) all rights and obligations derived from the concession to grant the restricted televisión service (DTH) and transmission of data through satellite in KU band (January 6, 2011), subject to the corresponding authorization of the authority. The IFT granted the authorization on April 27, 2016, and from August 8, it is on record the registration in the public registry of concessions in favor of Telefónica International Wholesale Services México, S.A. de C.V.

On October 15, 2015, executed a license exchange agreement (swaps) of frequency bands pursuant to articles 104 and 106 last paragraph of LFTy R, in which AT & T Norte, S. de RL de CV held, AT & T Digital, S. de RL de CV and AT&T Desarrollo en Comunicaciones de México, S. de R.L. de C.V. (Concesionarios AT & T) Pegaso PCS gave six blocks of 5 + 5 MHz in the range 1850-1910 MHz / 1930-1990 MHz concession in Regions 2, 3, 4, 6, 7 and 9, in turn gave Pegaso PCS the AT & T Dealers six blocks of 5 + 5 MHz concession in the range 1735-1740 MHz / 2135-2140 MHz in Regions 2, 3, 4, 6, 7 and 9, which continue use by the Concesionarios AT & T under a lease agreement for migrate its users. The IFT granted the authorization on December 15, 2015. In August 2016, the Concesionarios AT&T notified the intention of returning the leased spectrum, which was handed back on December 31, 2016.

Prices and tariffs

Tariffs charged to customers are not regulated. They are set by mobile operating companies and must be registered with IFT, in order to be enforced.

Interconnection

On October 3, 2016, the IFT published the MTR that shall be used to solve the conflicts regarding the MTR for 2017 ($0.1906 Mexican pesos per minute), this rate was calculated using the same method that was used in 2016 but adjusting the exchange rate in the cost model.

On June 21, 2012, CIADI Secretary-General declared admissible the international arbitration presented by Telefónica, S.A. against Mexican United States. Telefónica, S.A. formulated their lawsuit memorial, on September 20, 2013, by virtue of which claim for damages incurred as a consequence of the resolutions to interconnections disputes, issued by different Mexican regulatory and administrative bodies, of mobile termination rates. Mexican United States answered on February 28, 2014. The parties agreed to suspend the process in two consecutive occasions for 6 months each one, therefore this process is suspended until March 16, 2017.

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

In May 2014, law No. 20750 that allows the introduction of DTT was published in the Official Journal. The main provisions set an extensible deadline of 5 years for the blackout analog; it sets that the concessions of free-to-air broadcasting could be nationwide, regional, local and European coverage; it also sets the entering of “Granted Retransmission” when the requirements of digital coverage for the 85% of the total population in service area and “must carry” of, at less 4 regional channels (whenever is technologically feasible, and the service area remains equal) is fulfilled. Football matches of Chile National Soccer Team will be broadcast by free-to-air channels. On April 15, 2015, SUBTEL published in Official Journal the Digital Broadcasting TV Plan.

The principal regulation concerning competition in Chile is Decree No. 211 of 1973, whose current text was established in Law Decree Nº 1 of 2005 (Ministry of Economía, Fomento y Reconstrucción). The Competition Tribunal deals with infringements of competition law. The Law Nº 20.945 was published on August 30, 2016. The law increases the administrative fines up to 30% of the sales relating to the product line or services associated with the infringement during the period in which it took place, or up to the double of the economic profit reached by the infringement.

Licenses

The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.

Additionally, Telefónica Chile has been granted licenses of public local phone services, Voice Over Internet Protocol services, concessions of long distance and concessions to install and exploit the national fiber optic network and mobile satellite. 2.6 GHz concession established an obligation for TMCH to provide a wholesale service to Mobile Virtual Operators, for what the latter had to published a completely Facilities Offer (including prices), available in non-discriminatory terms.

In September 2015, it was published in the Official Journal the Decree No. 71/2015 of the Ministry of Transport and Telecommunications, which granted to TMCH a service concession for transmitting data on 713-748 MHz and 768-803 MHz frequency bands was awarded a block of frequencies at a national level of 2x10 MHz through a bidding procedure. The deadline for project start commercial services expires on September 14, 2017 and for locations, routes and compulsory schools expires on March 14, 2017.

Prices and tariffs

Public Telecommunication Services Prices and prices for Intermediate Telecommunication Services are freely established by operators, unless there is an express resolution by Chile´s Competition Court on existing conditions in the market that confirms that there is not enough competition. Additionally, maximum prices for interconnection services (access charges for network use, mainly) are subject to tariff regulation for all operators, being set by stipulated procedures.

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

Argentina

General regulatory framework

The basic legal framework for the provision of telecommunications services in Argentina is set forth in the Law “Argentina Digital” No. 27078 issued on January 7, 2015. This legal framework declared of public interest the development and regulation of Information Technology, Communications and its associated resources (hereinafter TIC`s). Thus, this law became the specific regulatory regime for the free market, including rules on interconnection, universal service and radio spectrum, and setting out the principles of network neutrality and giving to the technological, informational and communicational companies the possibility of providing broadcasting services (except satellite infrastructure), and setting a single license system.

Additionally, the Government approved the Decree N° 267/2015, published in the Official Gazette on January 4, 2016, which amended the Argentina Digital Act creating the National Communication Agency (ENACOM), which is the continuation of the Federal Authority for ICTs and Communications. Additionally, the Decree Nº 1340/2016, which was published on January 2, 2017 instructs the Ente Nacional de Comunicaciones for the issuance of new regulations during 2017 which ensure the allocation of new frequency bands for provision of wireless or fixed wireless services and enables the reassignment of frequencies previously granted to other provider. Furthermore, it confirms the authorization to Telefónica de Argentina and Telefónica Móviles Argentina for providing the broadcasting service by subscription, from January 1, 2018, for the cities of Buenos Aires, Córdoba y Rosario; while a mechanism is established for the rest of the country on the protection of small and medium-size providers and cooperatives. Finally, some standards are set for the establishment of the Interconnection Regulation, such as the asymmetric rates regime and the automatic roaming service.

Furthermore, “Law on Defense of Competition” No. 25156 prohibits any acts or behaviors contrary to the law. The enforcement authority will be assisted by the National Commission for the Defense of Competition created by Law No. 22262.

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

From the promulgation of the “Argentina Digital” legal framework Nº 27078, the licenses system has become a license-only system, without prejudice the corresponding inscription of each service in the terms that Authority of Application determines, and will have national scope. For this purpose the legal framework prescribes a period of grace that grant the old license given to, at the moment of the promulgation of that Act that were called “Single Telecommunication Service License” will be considered, by the effects of the new regime, as “Single Argentina Digital License” with the same content, scope and effects.

Otherwise, Nº 27078 Argentina Digital Act ruled that the Telecommunication Licensees may require a license to provide Subscription Television Services, except those provided through satellite link. Nevertheless, from the promulgation of the Decree N° 267/2015, amending the aforementioned Act, some Telecommunication Licensee, including Telefónica de Argentina S.A. and Telefónica Móviles Argentina S.A., might provide the Broadcasting service by subscription after 2 years as from January 1, 2016, renewable for another year.

Prices and tariffs

Additionally, the “Argentina Digital” legal framework establish that providers of TIC´s services may freely set rates and/or prices for their service which shall be reasonable and fair, covering all the operation costs and a consequent reasonable profit margin. It also brings to the Authority of Application the possibility to regulate the tariffs and prices of essential public services and those the same authority determines. However, until the Secretary of Communications determines that there is effective competition for telecommunications services, or until the secondary legislation is adopted, the “dominant” providers in the relevant areas (which include Telefónica de Argentina) must respect the maximum tariffs established in the general tariff structure.

Interconnection

The new Authority of has the power to control prices and tariffs, and also to set them in order to the general costs or other compensation mechanism.

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

Additionally, Colombia Telecomunicaciones adopted on November 8, 2011, the General Entitled Regime of approval that is set out in law No. 1341 2009, which allows Colombia Telecomunicaciones to continue providing the network and communications services, like added-value services, carrier national services and mobile services, amongst others. In addition, the Company holds a concession in order to provide satellite TV (DBS) or Direct Home TV (DTH) which expired on February 22, 2017, consequently, an extension was requested.

The ICT Ministry issued Resolution 597 on March 27, 2014, to renew 850 MHz/1900 MHz licenses for 10 additional years. The reversion of assets (other than the radio frequencies, which is clear that must be returned) and its scope, are being discussed in the context of the liquidation of the concession contract , taking into consideration the terms of the contract, and the Constitutional Court’s review of Law 422 of 1998, and Law 1341 of 2009. Discussions on the matter concluded on February 16, 2016. The ITC Ministry convened the Arbitral Tribunal, in accordance with what was agreed upon in the concession contract. The process is still ongoing, having the concession holders filed a response to the claim prompted by the ITC Ministry. Alongside this, the procedural parties’ efforts continue to determine the conditions needed to try to reach a conciliation

Interconnection

Mobile and fixed operators in Colombia have the right to interconnect to other operators’ networks. Before the intervention of regulatory authorities, operators must attempt direct negotiations. Interconnection must assure compliance with the objectives of non-discriminatory treatment, transparency, prices based on costs plus a reasonable profit and promotion of competition.

In 2014, the CRC issued a new glide path for the mobile termination rates by Resolution No. 4660 of 2014. This regulatory measure also imposes asymmetric MTRs to the dominant provider (the América Móvil Group), imposing the final rate established in the glide path from 2015 to 2017. The CRC also regulated the charges for national roaming and the SMS termination rates.

Value/year/ COP$	2017
Charge per minute	10.99
% Reduction	42.2%
Capacity Charge	4,273,389.92
% Reduction	43.9%

The CRC published in November 2016 a regulatory project for public comments. In the project the CRC propose a symmetric termination rate of $ 11,17 COP per minute and $4.3 million COP per monthly capacity from 2017 for established operators and an asymmetric termination rate of $19,01 COP per minute and $7,6 million COP per monthly capacity for challenger operators in a 5 years period. Also the CRC proposed regulatory measures to promote the entry MVNO’s, including the regulation of prices for the access to the mobile networks. The project is still in debate.

Prices and tariffs

The Technologies of Information and Communications Law, provides for free pricing system for communication service, unless there are market failures or quality problems. From 2016 retail tariffs for fix to mobile calls are no longer regulated except for TIGO which still holds a PCS´s concession.

Television services

The Company pays the National Television Authority a periodic fee for the license obtained in 2007 to offer television services, initially set as 10% of the gross revenues of the company for television services, reduced to 7% in 2010. Since 2012, it is based on a fixed value of 1,874.32 Colombian pesos per user, updated yearly to the consumer gross price index (IPC) and the number of registered users. With the extension of the concession the periodic compensations will be frozen until the ANTV publishes the contributions regulation.

Peru

General regulatory framework

The provision of telecommunications services in Peru is governed by the Telecommunications Law and related regulations. In July 2012, the Peruvian Congress approved the Law of Promotion of the Broad Band and Construction of the National Fiber Optic Backbone, Law No. 29904. This Law declares of Public Necessity: (i) the construction of the National Fiber Optic Backbone which will be entitled to the government to make possible the connectivity by the broad band; and (ii) the access and use of the infrastructure associated with the public services of energy and hydrocarbon to facilitate the display of the telecommunication network for the provision of the broad band. In addition, Law No. 29904 implies that operators of electric, transport and hydrocarbon infrastructure projects will have to install fiber optic that will be entitled to the State and will be given in concession to other telecommunication operators. Also, this law establishes that a percentage of the capacity of the National Fiber Optic Backbone will be reserved for the Government to satisfy its necessities. Additionally, this Law incorporated the obligation to the internet services providers to comply with the Net Neutrality regulations. In this sense OSIPTEL has adopted a regulation aimed at providing clear guidelines on the implementation of the net neutrality regime adopted in Peru in 2012 that is in force since January 1, 2017.

Law No. 30083 was approved in September 2013, which seeks to strengthen competition in the public mobile market service by introducing mobile virtual network operators (MVNOs) and mobile rural infrastructure operators (MRIO). In August 2015, it was published the Regulation of the Act.

The general competition framework in Peru is based on the Legislative Decree No. 1034. This Law it is applied, in the telecommunication sector, by OSIPTEL.

Licenses

The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.

Additionally, Telefónica del Perú, S.A.A. provides fixed electronic communications services in the whole country, pursuant to two concession agreements issued by the Transports and Communications Ministry on May 16, 1994. Both agreements will be in force during 20 years, and will be partially renewed for additional periods of 5 years up to a maximum of 20 years. To date, three partial renewals have been approved and thereunder the concession agreements have guaranteed its force until November 27, 2027. In December 2013, Telefónica del Perú, S.A.A. submitted to the Transport and Communications Ministry an application to renew its concessions to provide nationwide fixed telecommunications services, for five years more. The aforementioned proceeding is still pending. The cable distribution broadcasting service concessions have been renewed in May 2016 until March 2032 and 2033.

Prices and tariffs

Tariffs for fixed telephony services must be approved by OSIPTEL (National Regulatory Authority) and in accordance with a price cap formula based on a productivity factor. Rates charged by mobile providers to their customers have been subject to a free tariff regime supervised by OSIPTEL. Tariffs must be reported to OSIPTEL prior to implementation. On May 19, 2016, OSIPTEL adjusted the tariff maximum rate applicable to local calls made from Telefónica del Perú S.A.A.’s fixed telephones to mobile networks in PEN 0.0017 per second without IGV. This new rate is in force since May 21, 2016.

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

Main concessions and licenses held by the Telefónica Group

The following tables list the concessions and licenses to use spectrum for mobile services and selected other applications in each country.

EUROPE	Frequency	Bandwidth (MHz)		Year of Exp. Date
Spain	800 MHz	20		2031
	900 MHz	29.6		2030
	1800 MHz	40		2030
	1900 MHz (TDD)	5		2020
	2100 MHz	29.6		2020	(1)
	2600 MHz	40		2030
	2600 MHz	20	(2)	2030
	3.5 GHz	40		2020	(3)
United Kingdom	800 MHz	20		Indefinite	(4)
	900 MHz	34.8		Indefinite
	1800 MHz	11.6		Indefinite
	1900 MHz (TDD)	5		Indefinite
	2100 MHz	20		Indefinite
Germany	700 MHz	20		2033
	800 MHz	20		2025
	900 MHz	20		2033
	1800 MHz	20		2033
	1800 MHz	20		2025
	1900 MHz (TDD)	5		2025
	1900 MHz (TDD)	5		2020
	2000 MHz (TDD)	14.2		2025
	2100 MHz	39.6		2020
	2100 MHz	29.7		2025
	2600 MHz	60		2025
	2600 MHz (TDD)	20		2025
	3.5 GHz	84		2021
(1) Expected extension until April 18th 2030. (2) Regional licenses in Madrid and Melilla.
(3) Restricted to Fixed applications; expected extension until 2030.
(4) Initial term 20 years.

BRAZIL	Frequency	Bandwidth (MHz)		Year of Exp. Date
Brazil (10)	450 MHz	14		2027	(1)
	700 MHz	20		2029
	850 MHz	25	(2)	2020-2028	(3)
	900 MHz	5	(4)	2023	(5)
	1800 MHz	20	(6)	2023	(5)
	1900 MHz	10	(7)	2022
	2100 MHz	30		2023
	2500 MHz	40	(8)	2027-2031	(9)
(1) SP State (towns with CN 13 to 19), MG and North East (AL, CE, PB, PE, PI, RN e SE).
(2) Except regions 2', 4', 6', 7' and 10. (3) Regional licenses: expiration and renewal dates are dependent on the region. The licenses in Rio de Janeiro and Espirito Santo are due to expire in 2020.
(4) Only in regions 3, 4, 4', 5, 6, 7, 8 and 9. Not in regions 1, 2, 2', 5', 6', 7' and 10.
(5) MG Interior (4') expiration date 2020; the remaining licenses will expire in 2023.
(6) 20 MHz is the most common bandwidth, but it is higher in some regions (up to 50 MHz).
(7) All licenses were disable and migrated to 2100 MHz frequency (3G technology). The migration is expected to be completed by March 2017 in region 10 and in sectors 22, 25, 30 and 33 of PGO (GPLG), and it depends on Anatel’s approval.
(8) 40 MHz is the most common bandwidth, but it is 60 MHz in some regions.

(9) Band X will expire in 2027 and Band P will expire in 2031.

(10) Telefónica Brazil uses high frequency spectrum in all regions of Brazil; the same will apply with low frequency spectrum once the 700 MHz frequency is usable. Until then, the operator uses spectrum in low frequencies spectrum in all regions of Brazil except in region 10 (Northeast of Brazil). Regional codes are included in Annex 1.

HISPANOAMÉRICA	Frequency	Bandwidth (MHz)	Year of Exp. Date
Argentina	700 MHz	20	2032	(1)
	850 MHz (AMBA)	30	Indefinite
	850 MHz (South)	25	Indefinite
	1900 MHz (AMBA)	20	Indefinite
	1900 MHz (North)	50	Indefinite
	1900 MHz (South)	25	Indefinite
	1700 MHz/2100 MHz	20	2032	(1)
	3.5 GHz	50	Indefinite	(2)
Chile	700 MHz	20	2045
	850 MHz	25	Indefinite
	1900 MHz	30	2032/2033	(3)
	2600 MHz	40	2043
	2600 MHz	12	2038	(4)
	3.5 GHz	50	2037	(5)
Colombia	850 MHz	25	2024
	1700 MHz/2100 MHz	30	2023
	1900 MHz	15	2024
	1900 MHz	15	2021
Ecuador	850 MHz	25	2023
	1900 MHz	60	2023
Mexico(6)	850 MHz (Reg. 1, 2, 3, 4)	20	2025
	850 MHz (Monterrey and surrounding area)	1.92	2025
	1900 MHz (Reg. 1)	40	2018/2030	(7)
	1900 MHz (Reg. 2)	50	2018/2030	(8)
	1900 MHz (Reg. 3 and 7)	60	2018/2025/2030	(9)
	1900 MHz (Reg. 4)	50	2018/2030	(10)
	1900 MHz (Reg. 5)	50	2018/2025/2030	(11)
	1900 MHz (Reg. 6)	60	2018/2030	(12)
	1900 MHz (Reg. 8)	30	2018/2025	(13)
	1900 MHz (Reg. 9 – Mexico City)	70	2018/2025/2030	(14)
Peru	450 MHz	10	2028	(15)
	700 MHz	30	2036
	850 MHz	25	2030	(16)
	900 MHz (Lima & Callao)	10	2028
	900 MHz (Rest of provinces)	16	2028	(17)
	1700 MHz/2100 MHz	40	2033
	1900 MHz (Lima & Callao)	25	2030
	1900 MHz (Rest of provinces)	25	2018
	3.5 GHz	50	2027	(15)
Uruguay	850 MHz	25	2024
	1900 MHz	20	2022/2024	(18)
	1900 MHz	40	2033
Venezuela	850 MHz	25	2022
	1900 MHz	50	2022
	1700 MHz/2100 MHz	20	2022
	2600 MHz	40	2029
	3.5 GHz	50	2026	(15)
Costa Rica	850 MHz	10.6	2026
	1800 MHz	30	2026
	2100 MHz	20	2026
El Salvador	850 MHz	25	2018
	1900 MHz	30	2021
Guatemala	1900 MHz	80	2034
Nicaragua	700 MHz	40	2023
	850 MHz	25	2023
	1900 MHz	60	2023
	1700 MHz/2100 MHz	40	2023
Panama	700 MHz	20	2036
	850 MHz	25	2036	(19)
	1900 MHz	20	2036	(19)
(1) Date will be confirmed when the 700 MHz band is released. (2) Only in 37 locations. Restricted to Fixed applications.
(3) 20 MHz expires in November 2032; 10 MHz in April 2033.
(4) Only in Metropolitan Region.
(5) Only in Aysén and Punta Arenas. (6)Two different communication licenses, one expires in 2018, the other expires in 2030. Regional codes are included in Annex 2.

(7) 30 MHz expires in 2018; 10 MHz in 2030.

(8) 30 MHz expires in 2018; 20 MHz in 2030.

(9) 10 MHz expires in 2018; 20 MHz expires in 2025; 30 MHz expires in 2030.

(10) 40 MHz expires in 2018; 10 MHz in 2030.

(11) 10 MHz expires in 2018; 20 MHz expires in 2025; 20 MHz expires in 2030.

(12) 30 MHz expires in 2018; 30 MHz expires in 2030.

(13) 10 MHz expires in 2018; 20 MHz expires in 2025.

(14) 30 MHz expires in 2018; 10 MHz expires in 2025; 30 MHz expires in 2030.

(15) Restricted to Fixed applications. (16) Provinces of Lima and Callao: expiration date of March 2030; rest of provinces in December 2030.
(17) Used in rural areas.
(18) 10 MHz expires in 2022; 10 MHz in 2024.
(19) Renewal agreement reached in February 2014.

Telefónica seeks to use its spectrum in the most efficient way, implementing LTE and LTE-Advanced where possible.

Besides the spectrum assets included in the above tables, Telefónica owns other assets of spectrum used for other services in higher frequency ranges (above 6 GHz), including access transport.

ANNEX 1

BRAZIL'S SPECTRUM PORTFOLIO: MEANING OF THE STATES, REGIONS AND SECTORS ACRONYMS
Acronym	State
AC	Acre
AL	Alagoas
AP	Amapá
AM	Amazonas
BA	Bahia
CE	Ceara
DF	Distrito Federal
ES	Espírito Santo
GO	Goiás
MA	Maranhão
MT	Mato Grosso
MS	Mato Grosso do Sul
MG	Minas Gerais
PA	Pará
PB	Paraíba
PR	Paraná
PE	Pernambuco
PI	Piauí
RJ	Rio de Janeiro
RN	Rio Grande do Norte
RS	Rio Grande do Sul
RO	Rondônia
RR	Roraima
SC	Santa Catarina
SP	São Paulo
SE	Sergipe
TO	Tocantins

Regions	States & towns included in the regions
1	SP (City)
2	SP (Interior)
2'	SP - towns of sector 33 of the GPLG
3	RJ y ES
4	MG
4'	MG - towns of sector 3 of the GPLG
5	PR y SC
5'	PR - towns of sector 20 of the GPLG
6	RS
6'	RS - towns of sector 30 of the GPLG
7	AC, DF, GO, MS, MT, RO y TO
7'	GO - towns of sector 25 of the GPLG
8	AM, AP, MA, PA y RR
9	BA y SE
10	AL, CE, PB, PE, PI y RN

Sectors	GPLG - general plan of the licenses granted (geographic areas that correspond to the sectors)
1	RJ
2	MG - except towns included in sector 3
3	MG - towns of Araporã, Araújo, Campina Verde, Campo Florido, Campos Altos, Canálopis, Capinópolis, Carmo do Paranaíba, Carneirinhos, Centralina, Comendador Gomes, Conceição das Alagoas, Córrego Danta, Cruzeiro da Fortaleza, Delta, Frutal, Gurinhatã, Ibiraci, Igaratinga, Iguatama, Indianópolis, Ipiaçú, Itapagipe, Ituiutaba, Iturama, Lagamar, Lagoa Formosa, Lagoa Grande, Limeira D'Oeste, Luz, Maravilhas, Moema, Monte Alegre de Minas, Monte Santo de Minas, Nova Ponte, Nova Serrana, Papagaios, Pará de Minas, Patos de Minas, Pedrinópolis, Pequi, Perdigão, Pirajuba, Pitangui, Planura, Prata, Presidente Olegário, Rio Paranaíba, Santa Juliana, Santa Vitória, São Francisco de Sales, São José da Varginha, Tupaciguara, Uberaba, Uberlândia, União de Minas & Vazante
4	ES
5	BA
6	SE
7	AL
8	PE
9	PB
10	RN
11	CE
12	PI
13	MA
14	PA
15	AP
16	AM
17	RR
18	SC
19	PR –except towns included of sector 20
20	PR – towns of Londrina and Tamarana
21	MS – except the town integranting of sector 22
22	MS – town of Paranaíba
23	MT
24	TO y GO – except towns included in sector 25
25	GO – towns of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão
26	DF
27	RO
28	AC
29	RS
30	RS – towns of Pelotas, Capão do Leão, Morro Redondo and Turuçu
31	SP – except towns included in sector 33
33	SP – towns of Altinópolis, Aramina, Batatais, Brodosqui, Buritizal, Cajuru, Cássia dos Coqueiros, Colômbia, Franca, Guaíra, Guará, Ipuã, Ituverava, Jardinópolis, Miguelópolis, Morro Agudo, Nuporanga, Orlândia, Ribeirão Corrente, Sales de Oliveira, Santa Cruz da Esperança, Santo Antônio da Alegria and São Joaquim da Barra

ANNEX 2
Mexico spectrum portofolio: meaning of the region numbers
Region 1	Baja California: Baja California, Baja California Sur, Sonora (San Luis Río Colorado).
Region 2	Sinaloa, Sonora (excluding San Luis Río Colorado).
Region 3	Chihuahua, Durango, Coahuila de Zaragoza (Torreón, San Pedro, Matamoros, Francisco I. Madero, Viesca).
Region 4	Nuevo León, Tamaulipas, Coahuila de Zaragoza (excluding municipalties of the North Region).
Region 5	Chiapas, Tabasco, Yucatán, Quintana Roo, Campeche.
Region 6	Jalisco (excluding municipalties of the Central Region), Michoacán de Ocampo, Nayarit, Colima.
Region 7	Guanajuato, San Luis Potosí, Zacatecas, Querétaro de Arteaga, Aguascalientes, Jalisco (Lagos de Moreno, Encarnación de Díaz, Teocaltiche, Ojuelos de Jalisco, Colotlán, Villa Hidalgo, Mezquitic, Huejuquilla el Alto, Huejúcar, Villa Guerrero, Bolaños, Santa María de los Ángeles).
Region 8	Veracruz-Llave, Puebla, Oaxaca, Guerrero, Tlaxcala.
Region 9	State of México, Distrito Federal, Hidalgo, Morelos.