Form 20-F
period 2017-12-31
TELEFONICA S A
filed 2018-02-22
CIK 814052

As filed with the Securities and Exchange Commission on February 22, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
____________________________________

Washington, D.C. 20549
____________________________________

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Pablo Eguiron Vidarte, Head of Investor Relations
Distrito Telefónica, Ronda de la Comunicación, s/n, 28050 Madrid, Spain
Tel. +34 91 482 8700, Fax. +34 91 482 8600, e-mail: ir@telefonica.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
____________________________________
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, nominal value 1.00 euro per share* American Depositary Shares, each representing one Ordinary Share	New York Stock Exchange New York Stock Exchange

Guarantees** by Telefónica, S.A. of the $1,250,000,000 Fixed Rate Guaranteed Senior Notes Due 2018; $1,000,000,000 Fixed Rate Notes Due 2019; $1,400,000,000 Fixed Rate Guaranteed Senior Notes Due 2020; $1,500,000,000 Fixed Rate Guaranteed Senior Notes Due 2021; $750,000,000 Fixed Rate Guaranteed Senior Notes Due 2023; $1,500,000,000 Fixed Rate Senior Notes Due 2027; $2,000,000,000 Fixed Rate Guaranteed Senior Notes Due 2036; $2,500,000,000 Fixed Rate Senior Notes Due 2047; each of Telefónica Emisiones, S.A.U., and of the $1,250,000,000 Fixed Rate Guaranteed Senior Notes Due 2030 of Telefónica Europe, B.V.
New York Stock Exchange

●	Not for trading, but only in connection with the listing of American Depositary Shares, pursuant to the requirements of the New York Stock Exchange.

●
Not for trading, but only in connection with the listing of the$1,250,000,000 Fixed Rate Guaranteed Senior Notes Due 2018; $1,000,000,000 Fixed Rate Notes Due 2019; $1,400,000,000 Fixed Rate Guaranteed Senior Notes Due 2020; $1,500,000,000 Fixed Rate Guaranteed Senior Notes Due 2021; $750,000,000 Fixed Rate Guaranteed Senior Notes Due 2023; $1,500,000,000 Fixed Rate Senior Notes Due 2027; $2,000,000,000 Fixed Rate Guaranteed Senior Notes Due 2036 and $2,500,000,000 Fixed Rate Senior Notes Due 2047; each of Telefónica Emisiones, S.A.U., and the $1,250,000,000 Fixed Rate Guaranteed Senior Notes Due 2030 of Telefónica Europe, B.V. (each a wholly-owned subsidiary of Telefónica, S.A.)

____________________________________
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
____________________________________
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
____________________________________
The number of outstanding shares of each class of capital stock of Telefónica, S.A. at December 31, 2017 was:
Ordinary Shares, nominal value 1.00 euro per share: 5,192,131,686
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
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act (Check one):

Large Accelerated Filer ☒	Accelerated Filer ☐	Non-accelerated Filer ☐	Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13 (a) of the Exchange Act.0
The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012
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
Below are definitions of certain technical terms used in this Annual Report:
"Access" refers to a connection to any of the telecommunications services offered by Telefónica. A single fixed customer may contract for multiple services, and Telefónica believes that it is more useful to count the number of accesses a customer has contracted for, than to merely count the number of its customers. For example, a customer that has fixed line telephony service and broadband service is counted as two accesses rather than as one customer.
"ARPU" is the average revenues per user per month. ARPU is calculated by dividing total gross service revenues (excluding inbound roaming revenues) from sales to customers for the preceding 12 months by the weighted average number of accesses for the same period, and then dividing by 12.
"Bundles" refer to combination products that combine fixed services (wirelines, broadbands and television) and mobile services.
"Churn" is the percentage of disconnections over the average customer base in a given period.
"Cloud computing" is the delivery of computing as a service rather than a product, whereby shared resources, software and information are provided to computers and other devices as a utility over a network (typically the Internet).
"Commercial activity" includes the addition of new lines, replacement of handsets and migrations.
"Data ARPU" is the average data revenues per user per month. Data ARPU is calculated by dividing total data revenues (from sources such as Short Message Service ("SMS"), Multimedia Messaging Services ("MMS"), other mobile data services such as mobile connectivity and mobile Internet, premium messaging, downloading ringtones and logos, mobile mail and wireless application protocol ("WAP") connectivity from sales to customers for a given period by the weighted average number of accesses for the same period, and then dividing by the relevant period.
"Data revenues" include revenues from SMS, MMS, other mobile data services such as mobile connectivity and mobile Internet, premium messaging, downloading ringtones and logos, mobile mail and WAP connectivity from sales to customers.
"Data traffic" includes all traffic from Internet access, messaging (SMS, MMS) and connectivity services that is transported by the networks owned by Telefónica.
"FaasT" is a cybersecurity technology that scans an organization's system 24 hours a day, seven days a week, in order to prevent cybernetic attacks.
"Final client accesses" means accesses provided directly to residential and corporate clients.
"Fixed telephony accesses" includes public switched telephone network, or PSTN, lines (including public use telephony), and integrated services digital network, or ISDN, lines and circuits. For the purpose of calculating Telefónica's number of fixed line accesses, Telefónica multiplies its lines in service as follows: PSTN (x1); basic ISDN (x1); and primary ISDN (x30, x20 or x10).
"Fixed termination rates" is an established fixed network tariff that applies when a customer makes a call to someone in a network operated by another operator.

"FTTx" is a generic term for any broadband network architecture that uses optical fiber to replace all or part of the metal local loop.
"FWA" means the fixed broadband service supported on fixed wireless technology (fixed telephony service with mobile technology).
"Gross adds" means the gross increase in the customer base measured in terms of accesses in a period.
"HDTV" or "high definition TV" has at least twice the resolution of standard definition television (SDTV), allowing it to show much more detail than an analog television or digital versatile disc (DVD).
"Hybrid/Control Customer" is a contractual relationship with the customer, where the customer has a postpaid line; if the customer consumes more traffic than the pre-established limit the excess will be billed according to the pre-negotiated tariffs and requires the customer to top up.
"Incoming revenues" refers to the interconnection revenues derived from the completion of calls made from outside mobile or fixed carriers into Telefónica's network.
"Interconnection revenues" means revenues received from other operators which use Telefónica's networks to connect to or finish their calls and SMS or to connect to their customers.
"Internet and data accesses / Fixed Broadband (FBB)" include broadband accesses (including retail asymmetrical digital subscriber line "ADSL," very high bit-rate digital subscriber line "VDSL", satellite, fiber optic and circuits over 2 Mbps), narrowband accesses (Internet service through the PSTN lines) and the remaining non-broadband final customer circuits. Internet and data accesses also include "Naked ADSL", which allows customers to subscribe for a broadband connection without a monthly fixed line fee.
"IPTV" (Internet Protocol Television) refers to distribution systems for television subscription signals or video using broadband connections over the IP protocol.
"ISP" means Internet service provider.
"IT", or information technology, is the acquisition, processing, storage and dissemination of vocal, pictorial, textual and numerical information by a microelectronics-based combination of computing and telecommunications.
"Latch", is a cybernetic application, protecting accounts and on-line services.
"Local loop" means the physical circuit connecting the network termination point at the subscriber's premises to the main distribution frame or equivalent facility in the fixed public telephone network.
"LTE" means Long Term Evolution, a 4G mobile access technology.
"M2M", or machine to machine, refers to technologies that allow both mobile and wired systems to communicate with other devices of the same ability.
"Market share" is the percentage ratio of the number of final accesses or operator revenues over the existing total market in an operating area.
"Metashield" is a cybernetic product for protecting metadata (information on data) in digital documents and archives.
"Mobile accesses" includes accesses to the mobile network for voice and/or data services (including connectivity). Mobile accesses are categorized into contract and pre-pay accesses.
"Mobile broadband" includes Mobile Internet (Internet access from devices also used to make voice calls such as smartphones), and Mobile Connectivity (Internet access from devices that complement fixed broadband, such as PC Cards/dongles, which enable large amounts of data to be downloaded on the move).
"MTR" means mobile termination rate, which is the charge per minute or SMS paid by a telecommunications network operator when a customer makes a call to another network operator.
"MVNO" means mobile virtual network operator, which is a mobile operator that is not entitled to use spectrum for the provision of mobile services. Consequently, an MVNO must subscribe to an access agreement with a mobile network operator in order to provide mobile access to their customers. An MVNO pays a determined tariff to such mobile network operator for using the infrastructure to facilitate coverage to their customers.
"Net adds" means the number of new accesses in a certain period.
"Non SMS data revenues" means data revenues excluding SMS revenues.
"OTT services" or "over the top services" means services provided through the Internet (such as television and video streaming).
"Outgoing revenues" refers to mobile voice or data revenues (SMS, MMS) derived from Telefónica's consumers' consumed service.
"P2P SMS" means person to person short messaging service (usually sent by mobile customers).
"Pay-TV" includes cable TV, direct to home satellite TV, or DTH, and Internet Protocol TV, or IPTV.
"p.p." means percentage points.
"Revenues" means net sales and revenues from rendering of services.
"Service revenues" means revenues less revenues from handset sales. Service revenues are mainly related to telecommunications services, especially voice revenues and data revenues (SMS and data traffic download and upload revenues) consumed by Telefónica's customers.
"SIM" means subscriber identity module, a removable intelligent card used in mobile handsets, USB modems, etc. to identify the user in the network.
"Tacyt" is a cybersecurity tool that supervises, stores, analyses, correlates and classifies mobile applications.
"Unbundled local loop", or "ULL" includes accesses to both ends of the copper local loop leased to other operators to provide voice and DSL services (fully unbundled loop, fully ULL) or only DSL service (shared unbundled loop, "shared ULL").
"Voice Traffic" means voice minutes used by Telefónica's customers over a given period, both outbound and inbound.
"VoIP" means voice over Internet protocol.
"Wholesale accesses" means accesses Telefónica provides to its competitors, who then sell services over such accesses to their residential and corporate clients.
"Wholesale ADSL" means accesses of broadband or fiber that Telefónica provides to its competitors, who then sell services over such accesses to their residential and corporate clients.
"YoY" or "y-o-y" means year-on-year.

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
Our consolidated financial statements as of December 31, 2017 and 2016, and for the years ended December 31, 2017, 2016 and 2015 included elsewhere in this Annual Report, including the notes thereto (the “Consolidated Financial Statements”), are prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

PART I
Item 1. Identity of Directors, Senior Management and Advisors
A. Directors and Senior Management
Not applicable.
B. Advisers
Not applicable.
C. Auditors
Not applicable.
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
A. Selected Financial Data
The following table presents certain selected consolidated financial data. It is to be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, “Item 4. Information on the Company—Business Overview” and the Consolidated Financial Statements. The consolidated income statement and cash flow data for the years ended December 31, 2015, 2016 and 2017 and the consolidated statement of financial position data as of December 31, 2016 and 2017 set forth below are derived from, and are qualified in their entirety by reference to the Consolidated Financial Statements.
The consolidated income statement and cash flow data for the year ended December 31, 2015 set forth below was retrospectively amended in 2016 to show the reclassification of the results attributable to our operations in the United Kingdom as continuing operations. As such, the information set forth below is not derived from Telefónica, S.A.’s consolidated financial statements presented for the year ended December 31, 2015, which are not included nor incorporated by reference in this Annual Report.
The consolidated income statement and cash flow data for the year ended December 31, 2014 set forth below is derived from Telefónica, S.A.’s consolidated financial statements for that year. The consolidated statement of financial position data as of December 31, 2014 set forth below was retrospectively amended in 2016 to show the finalization of the purchase price allocation for the acquisition of E-Plus and as such, is not derived from Telefónica, S.A.’s consolidated financial statements presented for the year ended December 31, 2014, which are not included nor incorporated by reference in this Annual Report.
The consolidated statement of financial position as of December 31, 2013 and the consolidated income statement and cash flow data for the year ended December 31, 2013 set forth below are derived from Telefónica, S.A.’s consolidated financial statements presented for the year ended December 31, 2013, which are not included nor incorporated by reference in this Annual Report.
Our Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB.

The basis of presentation is described in detail in Note 2 to our Consolidated Financial Statements.

Millions of euros	2013	2014	2015	2016	2017
Revenues	57,061	50,377	54,916	52,036	52,008
Other income	1,693	1,707	2,011	1,763	1,489
Supplies	(17,041)	(15,182)	(16,547)	(15,242)	(15,022)
Personnel expenses	(7,208)	(7,098)	(10,349)	(8,098)	(6,862)
Other expenses	(15,428)	(14,289)	(16,802)	(15,341)	(15,426)
Depreciation and amortization	(9,627)	(8,548)	(9,704)	(9,649)	(9,396)
OPERATING INCOME	9,450	6,967	3,525	5,469	6,791
Share of (loss) profit of investments accounted for by the equity method	(304)	(510)	(10)	(5)	5
Net finance expense	(2,696)	(2,519)	(2,341)	(2,706)	(2,290)
Net exchange differences	(170)	(303)	(268)	487	91
Net financial expense	(2,866)	(2,822)	(2,609)	(2,219)	(2,199)
PROFIT BEFORE TAX	6,280	3,635	906	3,245	4,597
Corporate income tax	(1,311)	(383)	(155)	(846)	(1,219)
PROFIT FOR THE YEAR	4,969	3,252	751	2,399	3,378
Attributable to equity holders of the Parent	4,593	3,001	616	2,369	3,132
Attributable to non-controlling interests	(376)	251	135	30	246
Weighted average number of shares-Basic (thousands)(1)	4,872,974	4,850,311	5,070,588	5,060,519	5,110,188
Basic and diluted earnings per share attributable to equity holders of the parent (euro)(1)	0.94	0.58	0.07	0.42	0.56
Basic and diluted earnings per ADS (euro)(1)	0.94	0.58	0.07	0.42	0.56
Weighted average number of ADS-Basic (thousands)(1)	4,872,974	4,850,311	5,070,588	5,060,519	5,110,188
Dividends per ordinary share (cash and scrip) (euro)	0.35	0.75	0.75	0.75	0.40
Dividends per ordinary share (cash and scrip) ($) (2)	0.47	0.98	0.83	0.82	0.46
Consolidated Statement of Financial Position Data
Cash and cash equivalents	9,977	6,529	2,615	3,736	5,192
Property, plant and equipment	31,040	33,156	33,910	36,393	34,225
Total assets	118,862	122,348	120,329	123,641	115,066
Non-current liabilities	62,236	62,318	60,509	59,805	59,382
Equity	27,482	30,321	25,436	28,385	26,618
Capital stock	4,551	4,657	4,975	5,038	5,192
Consolidated Cash Flow Data
Net cash provided by operating activities	14,344	12,193	13,615	13,338	13,796
Net cash used in investing activities	(9,900)	(9,968)	(12,917)	(8,208)	(10,245)
Net cash used in financing activities	(2,685)	(4,041)	(3,612)	(4,220)	(1,752)

(1)
The per share and per ADS computations for all periods presented have been reported using the weighted average number of shares and ADSs, respectively, outstanding for each period, and have been adjusted to reflect the stock dividends which occurred during the periods presented, as if these had occurred at the beginning of the earliest period presented and have also been adjusted for mandatorily convertible notes issued in 2014. In accordance with IAS 33 (“Earnings per share”), the weighted average number of ordinary shares and ADSs outstanding for each of the periods covered has been restated to reflect the issuance of shares pursuant to Telefónica’s scrip dividend in December 2014, December 2015 and December 2016. As a consequence, basic and diluted earnings per share have also been restated from 2013 to 2015.

(2)	Quantities in U.S. dollars are calculated in accordance with the conversion rate published by the Depositary (Citibank, N.A.) in connection with each dividend payment.

Exchange Rate Information
As used in this Annual Report, the term “Noon Buying Rate” refers to the rate of exchange for euro, expressed in U.S. dollars per euro, in the City of New York for cable transfers payable in foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes. The Noon Buying Rate certified by the New York Federal Reserve Bank for the euro on February 9, 2018 was $1.2226= 1.00 euro. The following tables describe, for the periods and dates indicated, information concerning the Noon Buying Rate for the euro. Amounts are expressed in U.S. dollars per 1.00 euro.
Noon Buying Rate

Year ended December 31,	Period end	Average (1)	High	Low
2013	1.3779	1.3303	1.3816	1.2774
2014	1.2101	1.3155	1.3816	1.2447
2015	1.0859	1.1032	1.2015	1.0524
2016	1.0552	1.1075	1.1516	1.0375
2017	1.2022	1.1387	1.2041	1.0416
2018 (through February 9, 2018)	1.2226	1.2308	1.2488	1.1922
Source: Federal Reserve Bank of New York.
(1) The average of the Noon Buying Rates for the euro on the last day reported of each month during the relevant period.
Noon Buying Rate

Month ended	High	Low
31 August 2017	1.2025	1.1703
30 September 2017	1.2041	1.1747
31 October 2017	1.1847	1.1580
30 November 2017	1.1936	1.1577
31 December 2017	1.2022	1.1725
31 January 2018	1.2488	1.1922
February 9, 2018 (through February 9, 2018)	1.0802	1.0551
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
Our consolidated results are affected by fluctuations between the euro and the currencies in which the revenues and expenses of some of our consolidated subsidiaries are denominated and recorded (principally the Brazilian real, the pound sterling, the Argentine peso, the Peruvian nuevo sol, the Chilean peso, the Colombian peso, the Mexican peso and the Venezuelan bolivar). See Note 3 (a) and (b) to our Consolidated Financial Statements for information on the exchange rate translation methodology we used in preparing our consolidated financial information.
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
Telefónica's international presence enables the diversification of its activities across countries and regions, but it exposes Telefónica to diverse legislation, as well as to the political and economic environments of the countries in which it operates. Any adverse developments or even uncertainties in this regard, including exchange-rate or sovereign-risk fluctuations, may adversely affect the Company's business, financial position, cash flows and results of operations and/or the performance of some or all of the Group's financial indicators.
Economic conditions may adversely affect the level of demand of existing and prospective customers, as they may no longer deem critical the services offered by the Group.
Macroeconomic perspectives in Europe have improved as two major risks have diminished during 2017. First, political uncertainty has decreased after the results of the general elections in some European countries and, second, the agreement reached in relation to the Greek bailout program and better macroeconomic data in the country have opened the door to a potential solution to the Greek debt crisis in the near term. While such risks have diminished, economic activity and financial stability in Europe could be affected by the monetary normalization that the European Central Bank is expected to continue implementing in the near future, with a negative impact on the balance between the private and public sectors, and by the restructuring processes which the European banking sector is still immersed in. Furthermore, the planned exit of the United Kingdom from the European Union following the outcome of the referendum held in 2016, will result in economic adjustments regardless of the nature of the new trade and investment relationships between the United Kingdom and the rest of Europe in the future. In the meantime, there is uncertainty regarding investment, economic activity, employment and financial market volatility. Finally, another possible source of uncertainty given Telefónica's exposure, could come from Catalonia's political situation and its impact on the Spanish economy. Although recent events point to a lower degree of uncertainty, if political tensions re-emerge or intensify, there could be a negative impact both on financing conditions and on the current positive Spanish macroeconomic scenario. In 2017, the Telefónica Group obtained 24.3% of its revenues in Spain (24.6% in 2016), 14.0% in Germany (14.4% in 2016) and 12.6% in the United Kingdom (13.2% in 2016).
In Latin America, there is an increasing exchange rate risk created by external factors such as the uncertainty derived from the monetary normalization process in the United States, the continuing low commodity prices in certain cases despite recent improvement, and doubts about growth and imbalances in China. Certain internal factors such as high fiscal and external deficits in major Latin American countries and the low liquidity in certain exchange markets, together with a low productivity growth, hinder a more accelerated progress in economic development and the rebalancing of still existent mismatches.
In Brazil, although the political scenario continues to be unstable, the government has approved relevant legislative reforms and promoted the approval of other key legislative items, such as the social security reform, which could be approved before the end of the term, which has improved the confidence levels in the government. While signs of stabilization have emerged and the economy has started to show positive growth figures, the pace of the recovery is still weak and the unemployment rate remains at 12%. Moreover, despite decreasing external financing needs, internal financing needs remain high. The combination of such elements has led to risks of further downgrades to the country's credit rating, which is already below investment grade, possibly leading to further currency depreciation.
Mexico has a high commercial and financial exposure to the United States, which could generate uncertainty despite having a relatively stable internal outlook, subject to the outcome of the coming general elections and of the renegotiation of the North American Free Trade Agreement (NAFTA), which is now underway. Any increase in interest rates in the United States and/or a possible renegotiation of trade agreements between both countries could result in higher restrictions on imports into the United States which together with political uncertainty surrounding such matters, could negatively impact economic activity and exchange rates in Mexico. The relative weight of Mexico in the consolidated revenues of the Telefónica Group was 2.6% for 2017.
In countries such as Chile, Colombia and Peru, increases in commodity prices are having a positive impact on their respective fiscal and external accounts, but growth continues to be affected by the lower external inflows, which have affected investment and, to a lesser extent, private consumption.
In Argentina, the government is focused on resolving the country's macroeconomic and financial imbalances and on recovering international confidence. The October legislative elections confirmed the good results of the government coalition. However, even though the economy has returned to positive growth rates and the measures taken by the government might continue having positive effects in the medium term, short term risks persist, including exchange rate risk, especially due to the high inflation rate.
In Ecuador, despite the recovery in oil prices and the recent U.S. dollar depreciation, which have allowed for an improvement in economic activity through exports, risks persist, mainly on the fiscal front. The country's financing needs are still high, which, together with low international reserves, keep the country in a more vulnerable position against volatility shocks.
During 2017, Telefónica Hispanoamérica represented 24.1% of the Telefónica Group's revenues (24.2% in 2016), of which 27.8% proceeded from revenues in Argentina, 18.5% in Peru and 17.4% in Chile. During 2017, Telefónica Brazil represented 23.1% of the Telefónica Group's revenues (21.3% in 2016). In this respect, 32.4% of the Group's revenues were generated in countries that do not have investment grade status (in order of importance, Brazil, Argentina, Venezuela, Ecuador, Guatemala, El Salvador, Nicaragua and Costa Rica), and other countries are only one notch away from losing this status.
"Country risk" factors include, among others, the following:

•	unexpected adverse changes in regulation or administrative policies, including changes that modify the terms and conditions of licenses and concessions and their renewal (or delay their approval);

•	abrupt exchange-rate movements;

•	high inflation rates;

•	expropriation or nationalization of assets, adverse tax decisions, or other forms of state intervention;

•	economic-financial downturns, political instability and civil disturbances; and

•
maximum limits on profit margins imposed in order to limit the prices of goods and services through the analysis of cost structures (for example, in Venezuela, a maximum profit margin has been introduced that is set annually by the Superintendence for Defense of Socioeconomic Rights).

Any of the foregoing may adversely affect the business, financial position, results of operations and/or cash flows of the Group.
The Group's financial condition and results of operations may be adversely affected if it does not effectively manage its exposure to foreign currency exchange rates or interest rates.
In nominal terms, as of December 31, 2017, 71.0% of the Group's net financial debt plus commitments was pegged to fixed interest rates for a period greater than one year. As of the same date, 17.2% of the Group's net financial debt plus commitments was denominated in a currency other than the euro.
To illustrate the sensitivity of financial expenses to variations in short-term interest rates as of December 31, 2017: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica had a financial position at that date would have led to an increase in financial expenses of 91 million euros, (ii) whereas a 100 basis points decrease in interest rates in all currencies (even if negative rates are reached), would have led to a reduction in financial expenses of 74 million euros, in each case for the year ended December 31, 2017. These calculations were made assuming a constant currency and balance position equivalent to the position at that date and taking into account the derivative financial instruments arranged by the Group.
According to the Group's calculations, the impact on results and specifically on net exchange differences due to a 10% depreciation of Latin American currencies against the U.S. dollar and a 10% depreciation of the rest of the currencies against the euro would result in exchange losses of 17 million euros for the year ended December 31, 2017, primarily due to the weakening of the Venezuelan bolivar. These calculations have been made assuming a constant currency position with an impact on profit or loss as of December 31, 2017, taking into account derivative instruments in place.
During 2017, Telefónica Brazil represented 25.9% (24.5% in 2016), Telefónica Hispanoamérica represented 21.9% (23.0% in 2016) and Telefónica United Kingdom represented 10.1% (11.3% in 2016) of the operating income before depreciation and amortization ("OIBDA") of the Telefónica Group.
The Telefónica Group uses a variety of strategies to manage this risk, among others the use of financial derivatives, which themselves are also exposed to risk, including counterparty risk. However, the Group's risk management strategies may not achieve the desired effect, which could adversely affect the Group's business, financial condition, results of operations and/or cash flows.
In 2017, the evolution of exchange rates had a negative impact on results, decreasing the Group's consolidated revenues and OIBDA by an estimated 3.2 p.p. and 4.7 p.p., respectively, mainly due to the depreciation of the Argentine peso, the Venezuelan bolivar and the pound sterling. Furthermore, translation differences had a positive impact on the Group's equity of 2,049 million euros as of December 31, 2016 and a negative impact of 4,607 million euros as of December 31, 2017.
If the Group does not effectively manage its exposure to foreign currency exchange rates or interest rates, it may adversely affect its business, financial position, results of operations and/or cash flows.
Existing or worsening conditions in the financial markets may limit the Group’s ability to finance, and consequently, the ability to carry out its business plan.
The operation, expansion and improvement of the Telefónica Group's networks, the development and distribution of the Telefónica Group's services and products, the implementation of Telefónica's strategic plan and new technologies, the renewal of licenses or the expansion of the Telefónica Group's business in countries where it operates, may require a substantial amount of financing.
A decrease in the liquidity of Telefónica, or a difficulty in refinancing maturing debt or raising new funds as debt or equity could force Telefónica to use resources allocated to investments or other commitments to pay its financial debt, which could have a negative effect on the Group's business, financial condition, results of operations and/or cash flows.
Funding could be more difficult and costly in the event of a significant deterioration of conditions in the international or local financial markets due to monetary policies set by central banks, including increases in interest rates and/or balance sheet reductions, and oil price instability, or if there is an eventual deterioration in the solvency or operating performance of Telefónica.
As of December 31, 2017, the Group's net financial debt amounted to 44,230 million euros (48,595 million euros as of December 31, 2016) and, as of December 31, 2017, the Group's gross financial debt amounted to 55,746 million euros (60,361 million euros as of December 31, 2016). At such date, the average maturity of the debt was 8.08 years (6.35 years as of December 31, 2016).
As of December 31, 2017, the Group's gross financial debt scheduled to mature in 2018 amounted to 9,414 million euros, and gross financial debt scheduled to mature in 2019 amounted to 6,063 million euros.
In accordance with its liquidity policy, Telefónica has covered its gross debt maturities for the next twelve months with cash and credit lines available at December 31, 2017. As of December 31, 2017, the Telefónica Group had undrawn committed credit facilities arranged with banks for an amount of 13,531 million euros (12,541 million euros of which will expire in more than twelve months). Telefónica's liquidity could be affected if market conditions make it difficult to renew existing undrawn credit lines. As of December 31, 2017, 7.3% of the aggregate undrawn amount under credit lines was scheduled to expire prior to December 31, 2018.
In addition, given the interrelation between economic growth and financial stability, the materialization of any of the economic, political and exchange rate risks referred to above could lead to a negative impact on the availability and cost of Telefónica's financing and its liquidity strategy. This in turn could have a negative effect on the Group's business, financial condition, results of operations and/or cash flows.

Adoption of new accounting standards could affect the Group's reported results and financial position.
Accounting standard-setting bodies and other authorities may periodically change accounting regulations that govern the preparation of the Group's consolidated financial statements. Those changes could have a significant impact on the way the Group accounts for certain matters and presents its financial position and its results of operations. In some instances, a modified standard or a new requirement with retroactive effect must be implemented, which requires the Group to restate previous financial statements.
In particular, Telefónica is required to adopt the new accounting standards IFRS 15 "Revenue from Contracts with Customers" and IFRS 9 "Financial instruments", effective from January 1, 2018, and IFRS 16 "Leases", effective from January 1, 2019.
These standards present significant changes that will affect the amount and timing of recognition of revenues and expenses related to certain sales transactions (IFRS 15), the estimation processes for the expected impairment losses on financial assets, the recognition period and the documentation of hedging policies and strategies (IFRS 9), as well as the accounting treatment for all lease contracts, other than certain short-term leases and leases of low-value assets (IFRS 16). The Group estimates that the first-time adoption of these changes will have a material impact on the Group's financial statements and may make comparisons between periods difficult and less meaningful.
Note 3 to the Consolidated Financial Statements includes information on the main impacts expected from the first-time adoption of the new requirements.
Risks Relating to the Group’s Industry
The Group operates in a highly regulated industry which requires government concessions for the provision of a large part of its services and the use of spectrum, which is a scarce and costly resource.
The telecommunications sector is subject to laws and sector-specific regulations in the majority of the countries where the Group operates. Additionally, many of the services the Group provides require the granting of a license, concession or official approval, which usually requires certain obligations and investments to be made, such as those relating to the acquisition of spectrum capacity. Among the main risks of this nature are those related to spectrum regulation and licenses/concessions, rates, universal service regulation, regulated wholesale services over fiber networks, privacy, functional separation of businesses and network neutrality. The fact that the Group's business is highly regulated both affects its revenues and imposes costs on its operations.
As the Group provides most of its services under licenses, authorizations or concessions, it is vulnerable to administrative bodies' decisions, such as economic fines for serious breaches in the provision of services and, potentially, revocation or failure to renew these licenses, authorizations or concessions, or the granting of new licenses to competitors for the provisions of services in a specific market. The spectrum to which each of the licenses and administrative concessions refers is used for the provision of mobile services on 2G, 3G and 4G technologies. The complementarity between the different frequency bands successively assigned to an operator in a geographic market enables greater flexibility and efficiency in both the deployment of the network and the provision of services to final customers over the capacities resulting from such network.
Any challenges or amendments to the terms of licenses, authorizations or concessions granted to the Group and necessary for the provision of its services or the Group's failure to obtain sufficient or appropriate spectrum capacity in the jurisdictions discussed below or any others in which it operates, or its inability to assume the related costs, could have an adverse impact on its ability to launch and provide new services and on its ability to maintain the quality of existing services, which may adversely affect the Group's business, financial condition, results of operations and/or cash flows.
More detailed information can be found in Annex VI to the Consolidated Financial Statements “Key regulatory issues and concessions and licenses held by the Telefonica Group”.
Additionally, the Telefónica Group could be affected by regulatory actions of the antitrust authorities. These authorities could prohibit certain actions, such as new acquisitions or specific practices, create obligations or lead to heavy fines. Any such measures implemented by the competition authorities could result in economic and/or reputational loss for the Group, in addition to a loss of market share and/or harm to the future growth of certain businesses.
Regulation of spectrum and access to new government licenses/concessions of spectrum

On September 14, 2016, the European Commission (EC) adopted, among others, a proposed Directive for the establishment of a European Electronic Communication Code (EECC), which could have significant implications, inter alia, for access to networks, spectrum use, auction conditions, duration and renewal of licenses, universal service and consumer protection. The proposed Directive is currently going through the legislative process and its approval is expected in the second quarter of 2018.
On May 17, 2017, the European Parliament and Council approved a decision regarding the use and availability of the 700 MHz band. This could require new cash outflows from Telefónica between 2018 and 2022 in the United Kingdom and Spain. The 700 MHz band will initially allow the expansion of the capacity of 4G networks and, in the near future, the introduction of 5G services with new functionalities. In Spain, it is expected that the Ministry of Energy, Tourism and the Digital Agenda publishes its plan to release the 700 MHz band before June 30, 2018, in line with the calendar approved by the EC and with the 5G National Plan adopted in December 2017. The 5G National Plan also contemplates, among other matters, an urgent auction for the 3.6 GHz band at the beginning of 2018 and, possibly, also in the L band (1452- 1492 MHz).
In connection with the spectrum auction for the 2.3 and 3.4 GHz bands in the United Kingdom, on July 11, 2017 the Office of Communications ("Ofcom") released rules for the upcoming mobile spectrum auction in both the 2.3 GHz (available for "immediate use") and 3.4 GHz bands (which may be used for 5G services). They set forth two separate spectrum caps: a spectrum cap of 255 MHz of immediately usable spectrum and an overall cap of 340 MHz. Hutchison 3G UK Ltd ("H3G") and BT filed a motion to review Ofcom's decision regarding the 3.4 GHz band based on the constraints imposed by the spectrum limits set forth in this band for which they can bid. The judgment was released in December 2017 and both appeals were dismissed. H3G tried to appeal the decision to the Court of Appeal and a hearing took place on February 13, 2018. The appeal was refused and the litigation ended. Therefore, the auction can now proceed without delay. Telefónica UK expects the bidding to start in March 2018.
In Germany, regarding its process to provide new frequencies for the further development of digital infrastructures, the regulatory agency for electricity, gas, telecommunications, post and railway ("BNetzA") published its position on the key elements on June 27, 2017 and, at the same time, initiated a procedure for determining the frequency demand for nationwide assignments in the 2 GHz and the 3.6 GHz bands (3.6 GHz is the official wording of BNetza when referring to 3.4-3.8 GHz). Among other things, for the 2 GHz band, BNetzA proposed the joint award of the frequencies expiring at the end of 2020 and 2025 and indicated that, following the merger of Telefónica Deutschland and E-Plus, it does not intend to withdraw any rights of use allocated to Telefónica Deutschland before their expiration (2020 and 2025, respectively). For the 3.6 GHz band, regional assignments for a part of the frequencies are provided for in the paper, as well as mutual co-usage rights between national and regional assignments. Additionally, it also foresees a demand-based supply with 5G. The procedures to auction both bands could begin in 2018 or 2019. The Telefónica Deutschland Group reported its request for frequency by the deadline of September 30, 2017 and commented on the key elements of the proposal. The final determination of the frequency demand and the first draft decisions in this regard are expected in the first quarter of 2018. For frequencies above 24 GHz, BNetzA intends to initially develop an application process in the 26 GHz frequency band.
In Latin America, spectrum auctions are expected to take place in the coming years, requiring potential cash outflows to obtain additional spectrum or to meet the coverage requirements associated with these licenses. Specifically, the procedures expected to take place in 2018 in jurisdictions that are relevant for the Group are:

•	Mexico: An auction of spectrum in the 2500 MHz band is expected to take place in 2018.

•
Colombia: In February 2017, the Ministry of Information Technologies and Communications ("ITC") published the conditions for the auction of 70 MHz of spectrum in the 700 MHz band and of 5 MHz of spectrum in the 1900 MHz band. The ITC modified through Decree 2194 of December 27, 2017 the spectrum caps, increasing them by 5MHz for high bands, reaching a total of 90 MHz, and by 15MHz for low bands, reaching a total of 45 MHz. On January 23, 2018, the ITC published a second project on the conditions of the 700 MHz auction, which included certain modifications, such as: the auction mechanism would be based on a multiple-round ascending clock auction, and the obligation to provide free wifi zones would be removed. This second project was subject to comments until February 20, 2018. The schedule for the auction has not yet been set but the ITC has announced that it should take place in 2018.

•
Argentina: The government instructed the regulatory authority to issue new regulations during 2017 (i) to ensure the reassignment of frequencies of the radio spectrum for the provision of wireless or fixed wireless services (known as the "refarming process"), which Telefónica has challenged in court, and (ii) to enable the reassignment of frequencies previously granted to other providers (known as the "spectrum on demand process"). In connection with the latter, in May 2017 such "spectrum on demand process" was launched and, in June 2017, certain 2.6 GHz spectrum was granted to Telefónica and other licensed mobile operators, but the effective distribution of the spectrum is still pending.
It is possible that some of the above-mentioned spectrum tender procedures will not be completed, or even initiated within the proposed time frames. In addition to the above, it may be the case that certain administrations which have not yet announced their intention to release new spectrum, may do so during 2018 or thereafter. The above does not include processes announced through general statements by administrations, which involve bands not key to Telefónica's needs. Furthermore, Telefónica may also seek to acquire spectrum on the secondary market where opportunities might arise.
Risks relating to concessions and licenses previously granted
In the United Kingdom, Telefónica has an obligation under the terms of its 800 MHz spectrum license to provide indoor coverage to 98% of the United Kingdom population (and 95% of the population of each of England, Wales, Scotland and Northern Ireland). It also has an obligation under the terms of its 900/1800 MHz spectrum license to provide voice and text services to 90% of the United Kingdom landmass. Both requirements had to be met by the end of 2017 and must be maintained thereafter. Telefónica United Kingdom continues to invest in its infrastructure improvement program, upgrading its 2G and 3G networks and working on the roll-out of its 4G network. Telefónica United Kingdom is in the process of providing information to the UK's regulatory authority, Ofcom, to demonstrate its compliance with the obligations mentioned above.
In Spain, also related to the licenses of the 800 MHz spectrum band, the assignee operators of 2x10MHz spectrum (Telefónica, Vodafone and Orange) must jointly complete before January 1, 2020 the offering of services provided with other technologies or in other bands of frequency, with the purpose of reaching coverage that allows access, with a speed of 30 megabits per second or faster, to at least 90% of the inhabitants in population units of less than 5,000 inhabitants. In this regard, there was a public consultation process open until January 22, 2018 regarding the way to implement this obligation. In any event, Telefónica is undergoing a constant process of deployment and densification of Long-Term Evolution (“LTE”) solutions over the 800 MHz band that will be the base for compliance with such obligations.
In Germany, in connection with the merger of Telefónica Deutschland Holding AG and E-Plus, three legal proceedings remain open before the European General Court against the decision of the EC authorizing such merger. Oral hearings were held in December 2017 and the decisions are expected in the first quarter of 2018.
In the state of São Paulo, Telefônica Brazil provides local and national long-distance Fixed Switched Telephony Services ("STFC") under the so-called public regime, through a concession agreement, which is expected to remain in force until 2025. In accordance with current regulations, Telefônica Brazil informed the Brazilian regulatory authority (Agencia Nacional de Telecomunicações or "ANATEL") that the net value of assets assigned to the provision of STFC was estimated to total 8,763 million Brazilian reals as of December 31, 2017 (approximately 2,209 million euros under the exchange rate applicable on such date). Under current regulations, Telefónica must update this information by April 30, 2018 by sending the updated list and value of the assets assigned to the provision of STFC as of December 31, 2017. In principle, such assets were considered to be reversible assets, and were thus supposed to be reverted to the Federal Government at the end of the concession agreement. A bill amending the regulatory framework in Brazil is in process, establishing, among other things, that such assets would no longer be reversible under a new license regime in exchange for significant broadband investment commitments. The bill has been approved at both legislative houses but has been challenged before the Federal Supreme Court due to an alleged procedural defect. The outcome of this lawsuit is uncertain, although the Senate's governing board may overcome it by sending the bill for voting in the Plenary (such action depends on the political environment, which is also uncertain). Such Court and, consequently, the Senate's governing board, has each decided to send the bill for voting in the Plenary. In the event that the bill is finally approved, ANATEL would be entitled to adopt the relevant administrative decisions for the amendment of the respective licenses with the consequent amendment of the future obligations imposed on STFC providers.
In Colombia, the ITC issued resolution 597 on March 27, 2014 to renew 850 MHz/1900 MHz band licenses for ten additional years. Under the scope of such resolution, Colombia Telecomunicaciones, S.A., ESP ("ColTel") (67.5% of which is owned, directly and indirectly, by Telefónica and 32.5% of which is owned by the government of Colombia), renewed its license to exploit such radioelectric spectrum to provide telecommunication services.
The concession agreements from 1994, which were renewed in 2004 and under which the mobile telephone services were provided until 28 November 2013, contained a reversion clause for the underlying assets. However, Law 422 of 1998 and Law 1341 of 2009 provided that upon expiration of a concession agreement for telecommunication services, only the spectrum reverts to the State. That was the understanding under which all the operators, including the authorities, were operating between 1998 and 2013. In 2013, however, when analyzing an appeal on the constitutionality of said laws, the Constitutional Court confirmed the constitutionality of the laws but ruled that it could not be concluded that those laws modified with retroactive effect the reversion clause of the concession agreements of 1994. On February 16, 2016, the ITC started an arbitration proceeding against ColTel and other defendants in accordance with the terms of the relevant concession agreement of 1994, in order to clarify the validity and scope of such reversion clause. The arbitration award was rendered on July 25, 2017 and was not favorable to ColTel and its co-defendants.
The arbitration tribunal ordered ColTel to pay 1,651,012 million Colombian pesos, after finding on August 4, 2017 that an arithmetic error required that the amount contained in the original award from July 25, 2017 be revised slightly downwards. On August 29, 2017, the shareholders' meeting of ColTel approved a capital increase in a total amount of 1,651,012 million Colombian pesos, 470 million euros at the exchange rate as of such date, to pay the amount imposed by the arbitration award. The Telefónica Group and the Colombian government subscribed the capital increase pro rata to their respective shareholding in ColTel. Telefónica's decision to participate in the capital increase does not constitute, and should not be understood as, an acceptance of the arbitration award. Telefónica reserves all of its legal rights and the exercise by Telefónica or ColTel of any applicable legal action, national or international. Both ColTel and Telefónica have started legal actions. On August 18, 2017, ColTel filed an appeal to challenge the arbitration award at Colombia's highest court of administrative litigation (Consejo de Estado). In addition, on December 18, 2017, ColTel also filed a constitutional action “acción de tutela” seeking to protect its constitutional rights jeopardized by the arbitration award. On the other hand, pursuant to the relevant bilateral treaty, Telefónica notified Colombia of its intention to file a claim in the International Centre for Settlement of Investment Disputes ("ICSID") after the expiration of the 90-day notice period. After the expiration of such deadline, on February 1, 2018, Telefónica submitted the arbitration request to the ICSID.
In Peru, Telefónica has concessions for the provision of fixed-line services until November 2027. In December 2013, Telefónica filed a partial renewal request for these concessions for five more years. In December 2014 and June 2016, Telefónica filed renewal requests for an additional twenty years in relation to a concession for the provision of local carrier services and to one of the concessions to provide mobile line services in certain provinces, respectively. As of the date of this Annual Report, the decision of the Ministry of Transport and Communications (Ministerio de Transportes y Comunicaciones) in these proceedings is still pending and, according to the legislation, the underlying concessions remain in force as long as the proceedings are pending.
Telefónica Móviles Chile, S.A. was awarded 2x10 MHz spectrum on the 700 MHz band in March 2014. While services are being provided on such spectrum, a consumer organization filed a claim against the allocation of spectrum on the 700 MHz band that is still pending.
During 2017, the Group's consolidated investment in spectrum acquisitions and renewals amounted to 538 million euros.
Regulation of wholesale services
The EC's proposal in respect of the regulatory framework intends, among other measures, to incorporate a methodology and a European upper limit for the call-termination prices for landline phones/mobile phones (FTRs/MTRs) applicable in the EU. The decreases in wholesale mobile termination rates ("MTRs") in Europe are noteworthy. Since termination fees in mobile and fixed communications have decreased substantially in recent years, future decreases are expected to become smaller so that the negative impact on turnover is expected to be less significant than in the past.
In the United Kingdom, the current rate is 0.495 pence per minute. On June 27, 2017, Ofcom made a consultation on a proposal for a progressive reduction over a three-year period from April 1, 2018, which would result in a 10% reduction in real terms in MTRs during that period.
In Spain, in November 2017, the Spanish National Regulatory and Competition Authority (Comisión Nacional de los Mercados y la Competencia or "CNMC") submitted to the EC the draft measures to set the new MTRs for all the mobile operators, which would imply a progressive reduction of 40% from current levels. The proposed dates and MTRs would be as follows: since the decision becomes effective until December 31, 2018 at 0.0070 €/min; from January 1, 2019 until December 31, 2019 at 0.0066 €/min; and as from January 1, 2020 at 0.0064 €/min. A final decision was adopted in 2018 setting the rate at 0.0067 €/min during the year 2019.
In Latin America, the Group believes it is likely that MTRs will also be reduced in the short to medium term.

In Brazil, the Plano Geral de Metas de Competição ("PGMC"), amended by Resolution 649/2015, established that mobile termination fees are subject to successive yearly reductions from 2016 until 2019, when the definitive cost-oriented-model fees are expected to be in force (such Resolution has been challenged in courts and the proceedings are ongoing). On December 5, 2016, ANATEL issued a public consultation for the revision of the PGMC, which addresses changes in the relevant wholesale markets regulated by the PGMC and also in the cost-oriented model. ANATEL is expected to deliberate on the new regulations during 2018.
In Mexico, on November 9, 2017, the Instituto Federal de Telecomunicaciones ("IFT") announced that the MTRs applicable to the so-called Prevailing Economic Agent ("PEA") for 2018 shall be 0. 028562 pesos per minute while the MTRs applicable to the operators other than the PEA shall be 0.112799. The IFT fixed the MTRs on the PEA’s network as a result of a prior ruling of the Supreme Court of Justice in favor of the PEA and against its obligation to refrain from charging fees for the termination of mobile, fixed and SMS traffic on its network.
In Peru, the Organismo Supervisor de las Telecomunicaciones ("OSIPTEL") started in November 2016 the process to amend the maximum MTRs. On January 28, 2018, OSIPTEL published the caps on interconnection rates for MTRs. The approved rate is the same for all networks and entails a decrease of 63% (USD 0.00661 per minute rated at the second). The new fees established by OSIPTEL will apply as of the adoption of the regulation.
As a result of the foregoing regulatory actions, Telefónica may receive lower prices for certain of its services, which may materially adversely affect its business, financial condition, results of operations and/or cash flows. During the year ended December 31, 2017 the negative impact of these regulations is estimated to have resulted in the deduction of approximately 1 percentage point from the organic growth of the Group's revenues (see "Item 5. Operating and Financial Review and Prospects" for an explanation on how organic growth is calculated).
Regulation of universal service obligations
Universal service obligations ("USO") refers to the obligations imposed on telecommunication operators which are aimed at granting access to all the consumers in a country to a minimum set of services offered at reasonable and fair prices in order to avoid social exclusion. On its proposal for the reform of the regulatory framework issued on September 14, 2016, the EC sought to modernize USO in Europe, removing the mandatory inclusion of the legacy outdated services (telephone boxes, directories and information services) and focusing on the provision of affordable broadband services. The EC also proposed that USO should be funded out of general budgets and not from the sectoral budget. However, if this funding method does not thrive, the inclusion of affordable broadband services could end up being more expensive for the sector. In any case, the new regulation is not expected to be applicable before 2020.
In Spain, the USO for 2017 were extended for 2018, with Telefónica being responsible for the provision of the elements of Universal Service to fixed-broadband access, pay phones and directories.
In Brazil, a proposal of the General Plan for Universalization of Fixed Switched Telephony Services was approved by ANATEL in 2016. The final version, however, has not been published because the amendment to the underlying concession agreement has not been yet finalized.
The imposition on the Telefónica Group of additional or more onerous USO in the jurisdictions where it operates could have a material adverse effect on its business, financial condition, results of operations and/or cash flows.
Regulation of fiber networks
On December 29, 2017, a draft measure on the economic replicability methodology to be used to assess the maximum wholesale access price which Telefónica could charge to other operators for accessing the optical fiber network in regulated areas (NEBA Local and NEBA services), was notified to the EC establishing a maximum wholesale access price of 16.38 €/month. The final decision is expected within the current first quarter of 2018.  In June 2017, CNMC launched a public consultation on the methodology to analyze if Telefónica´s business offers can be replicated by other operators. The final decision is not expected before mid-2018.
Any of such obligations and restrictions could raise costs and limit Telefónica's freedom to provide the aforementioned services, which could materially adversely affect Telefónica's business, financial condition, results of operations and/or cash flows.
Regulations on privacy
In Europe, the General Data Protection Regulation ("GDPR") of April 27, 2016, will be directly applicable in all Member States from May 25, 2018. In addition, on January 10, 2017, the EC presented its proposal for a Regulation on privacy and electronic communications ("ePrivacy"), which will replace the current Directive 2002/58/EC. The proposal implies an extra layer of regulation on top of the GDPR and also introduces administrative fines of up to 4% of an undertaking's annual global turnover for breaching new regulations. In this area, a strict data protection and privacy regulation may result in limitations on the ability to offer innovative digital services such as big data services. The future ePrivacy Regulation is not expected to be adopted before the end of 2018.
The Privacy Shield, approved by the EC on July 12, 2016 to lay out the framework for the international transfer of personal data from the EU to the US, has been challenged before the EU's General Court by civil-society groups, but the admission of their appeals is still pending as at the date of this Annual Report. Nevertheless, the EC completed on October 18, 2017 its first annual review on the performance of the Privacy Shield and concluded that the Privacy Shield continues to ensure an adequate level of data protection for personal data of European citizens.
In Brazil, the adoption of a Personal Data Protection Act is still pending. This act could lead to further obligations and restrictions for operators in relation to the collection of personal data and its treatment.
Any obligations and restrictions arising from privacy regulations could raise costs and limit Telefónica's ability to provide certain services, which could materially adversely affect Telefónica's business, financial condition, results of operations and/or cash flows.
Regulation of network neutrality
Under the principle of network neutrality applicable to the Internet access services realm, network operators are not permitted to establish technical or commercial restrictions regarding the terminals that can be connected or the services, or applications and contents that can be accessed or distributed through the Internet by the end user. It also refers to the non-discriminatory behavior (e.g. non-anticompetitive) to be adopted by operators regarding the different types of Internet traffic circulating through their networks.
In Europe, network neutrality is regulated by Regulation (EU) 2015/2120 of November 25, 2015.
Telefónica operates in Latin American countries where net neutrality is being implemented, such as Chile, Colombia, Mexico, Peru (where OSIPTEL implemented regulations on net neutrality on January 1, 2017) and in Brazil. In Mexico, it is expected that IFT will issue guidelines during 2018. In Chile, on November 22, 2016, the Commission of Telecommunications submitted a bill for amending the Network Neutrality Act. The main changes proposed concern the establishment of rules applying measures for traffic management and restrictive rules for "Zero Rating".
If changes to regulation such as those described above, or otherwise, occur in the various jurisdictions where the Telefónica Group operates, it could have a material adverse effect on its business, financial condition, results of operations and/or cash flows.
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
Although the Group has internal policies and procedures designed to ensure compliance with applicable anti-corruption laws and sanctions regulations, there can be no assurance that such policies and procedures will be sufficient or that the Group's employees, directors, officers, partners, agents and service providers will not take actions in violation of the Group's policies and procedures (or otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which the Group or they may be ultimately held responsible. Violations of anti-corruption laws and sanctions regulations could lead to financial penalties, exclusion from government contracts, damage to the Group's reputation and other consequences, that could have a material adverse effect on the Group's business, results of operations and financial condition.

As of the date of this Annual Report, Telefónica is conducting internal investigations covering various countries regarding possible violations of applicable anti-corruption laws. Telefónica has been in contact with and cooperating with governmental authorities about these matters and intends to continue to cooperate with those authorities as the investigations continue. It is not possible at this time to predict the scope or duration of these matters or their likely outcome.
Customers' perceptions of services offered by the Company may put it at a disadvantage compared to competitors' offerings.
Customers' perceptions of the assistance and services offered are critical to operating in highly-competitive markets. The ability to predict and respond to the changing needs and demands of customers affects Telefónica's competitive position relative to other technology sector companies, and its ability to extract the value generated during the process of digital transformation we are immersed in. Failure to do so adequately could have an adverse impact on the Group's business, financial condition, results of operations and/or cash flows.
Telefónica may not be able to adequately foresee and respond to technological changes and sector trends.
In a sector characterized by rapid technological change, it is essential to be able to offer the products and services demanded by the market and consider the impacts of changes in the life cycle of technical assets, secure margins and select the right investments to make.
The Telefónica Group operates in markets that are highly competitive and subject to constant technological development. Therefore, as a consequence of both of these characteristics, it is subject to the effects of actions by competitors in these markets and to its ability to anticipate and adapt, in a timely manner, to constant technological changes, changes in customer preferences that are taking place in the industry, as well as economic, political and social circumstances. The entry of new competitors in the markets where the Group is the leader, such as Chile and Peru, has resulted in the Group losing market share in the mobile phone market during the period between 2014 and the end of 2017. In this competitive environment, the Group has focused on its high-value customers and estimates that the loss of revenues has been lower than the loss of accesses.
Failure to adequately anticipate and adapt to constant technological changes, changes in customer preferences that are taking place in the industry, as well as economic, political and social circumstances could have an adverse effect on the Group's business, financial condition, results of operations and/or cash flows.
New products and technologies arise constantly and their development can render obsolete the products and services the Telefónica Group offers and the technology it uses. This means that Telefónica must invest in the development of new products, technology and services so it can continue to compete effectively with current or future competitors, which may result in the decrease of the Group's profits and revenue margins. In this respect, margins from traditional voice and data business are shrinking, while new sources of revenues are deriving from mobile Internet and connectivity services that are being launched. Research and development costs amounted to 862 million euros in 2017, representing a decrease of 4.8% from 906 million euros in 2016 (1,055 million euros in 2015). These expenses represented 1.7%, 1.7% and 1.9% of the Group's consolidated revenues in 2017, 2016 and 2015, respectively. These figures have been calculated using the guidelines established in the Organization for Economic Cooperation and Development ("OECD") manual. One technology that telecommunications operators, including Telefónica (in Spain and Latin America), are focused on is the new FTTx-type network, which offers broadband access using optical fiber with superior services, such as Internet speed of up to 300MB or HD television services. However, substantial investment is required to deploy these networks, which entails fully or partially substituting copper loop access with optic fiber. In Spain, as of December 2017 Telefónica has already 19.2 million premises passed with fibre (representing 66% of the households), which shows the level of investment required. While an increasing demand for the capabilities offered by these new networks to end users exists, the high level of the investments requires a continuous analysis of the return on investment.
The explosion of the digital market and entry of new players in the communications market, such as MVNOs, Internet companies or device manufacturers, may cause the loss of value of certain assets, and affect the Group's ability to generate income. Therefore, it is necessary to update the business model, encouraging the pursuit of income and additional efficiencies to those traditionally sought. Failure to do so adequately could have an adverse effect on the Group's business, financial condition, results of operations and/or cash flows.
In addition, the ability of the Telefónica Group's IT systems (operational and backup) to respond to Telefónica's operating requirements is a key factor to be taken into account with respect to the commercial development, customer satisfaction and business efficiency. Any failure by Telefónica Group's IT systems to adequately respond to the Group's evolving operating requirements could have an adverse effect on the Group's business, financial condition and/or results of operations.
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
As of 31 December 2017, the Telefónica Group depended on three handset suppliers and 10 network infrastructure suppliers, which, together, accounted for 79% and 78%, respectively, for the awarded contracts as of such date (for their products groups). One of the handset suppliers represented two-fifths of all handset allocations as of such date. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own stock shortfalls and business requirements.
If these suppliers fail to deliver products and services to the Telefónica Group on a timely basis, it could jeopardize network deployment and expansion plans, which in some cases could adversely affect the Telefónica Group's ability to satisfy its license terms and requirements, or otherwise have an adverse effect on the Group's business, financial condition, results of operations and/or cash flows.
Unanticipated network interruptions can lead to quality loss or the interruption of the service.
Unanticipated network interruptions as a result of system failures, including those due to natural disasters caused by natural or meteorological events (due, in turn, to extreme weather conditions, especially in the geographies with greater exposure to them), network, hardware or software failures, stealing of infrastructure elements or cyber-attacks, which affect the quality of or cause an interruption in the Telefónica Group's service, could lead to customer dissatisfaction, reduced revenues and traffic, costly repairs, penalties or other measures imposed by regulatory authorities and could harm the Telefónica Group's image and reputation.
Telecommunications companies worldwide face increasing cybersecurity threats as businesses have become increasingly dependent on telecommunications and computer networks and adopt cloud computing technologies. Cybersecurity threats may include gaining unauthorized access to Telefónica's systems or inserting computer viruses or malicious software in its systems to misappropriate consumer data and other sensitive information, corrupt Telefónica's data or disrupt its operations. Unauthorized access may also be gained through traditional means such as the theft of laptop computers, data devices and mobile phones and intelligence gathering on employees with access. Further, our employees or other persons may have unauthorized or authorized access to our systems and/or take actions that affect our networks in an inconsistent manner with the Group’s policies or otherwise adversely affect the Group or its ability to adequately process internal information.
Telefónica attempts to mitigate these risks through a number of measures, including backup, log review, vulnerabilities checks, network segregation measures and protective systems such as firewalls, intrusion detection or prevention systems, virus scanners and other physical and logical security measures. However, the application of these measures may not always be effective. Although the Telefónica Group has insurance policies to cover these types of incidents, and the claims and loss in revenue caused by service interruptions to date have been covered by these policies, these policies may not be sufficient to cover all possible monetary losses.
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
There is a consensus between certain expert groups and public health agencies, including the World Health Organization, that states that currently there are no established risks associated with exposure to low frequency signals in mobile communications. However, the scientific community is still investigating this issue especially with respect to mobile devices. Exposure limits for radio frequency suggested in the guidelines of the Protection of Non-Ionizing Radiation Protection Committee have been internationally recognized. The mobile industry has adopted these exposure limits and works to request authorities worldwide to adopt these standards.

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
The adoption of new measures by governments or administrations or other regulatory interventions in this respect, and any future assessment on the adverse impact of electromagnetic fields on health, may adversely affect the business, financial conditions, results of operations and/or cash flows of the Telefónica Group.
Possible regulatory, business, economic or political changes could lead to asset impairment.
The Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the value of assets and cash-generating units, to assess whether their carrying values can be supported by the future expected cash flows, including, in some cases synergies allowed for in acquisition costs. Potential changes in the regulatory, business, economic or political environment may result in the need to introduce changes to estimates made and to recognize impairments in goodwill, intangible assets, property, plant and equipment or financial assets. Although the recognition of impairments of these assets results in a non-cash charge on the income statement, it could adversely affect the results of the Telefónica Group's operations. In this respect, the Telefónica Group has experienced impairments on certain of its investments, affecting its results of operations in the year in which they were experienced. No impairments were recognized in 2017. In 2016, impairment losses in goodwill were recognized amounting to an aggregate amount of 215 million euros, relating to Telefónica´s operations in Venezuela (124 million euros) and in Mexico (91 million euros).
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
Any of the foregoing could have an adverse effect on the business, financial position, results of operations and/or cash flows of the Group.
Telefónica and Telefónica Group companies are party to lawsuits, tax claims, antitrust and other legal proceedings.
Telefónica and Telefónica Group companies are party to lawsuits, tax claims, antitrust and other legal proceedings in the ordinary course of their businesses, the financial outcome of which is unpredictable. An adverse outcome or settlement in these or other proceedings could result in significant costs and may have a material adverse effect on the Group's business, financial condition, results of operations, reputation and/or cash flows. In particular, the Telefónica Group is party to certain judicial tax proceedings in Peru concerning the clearance of certain previous years' income tax, in respect of which a contentious-administrative appeal is currently pending and to certain tax and regulatory proceedings in Brazil, primarily relating to the ICMS (a Brazilian tax on telecommunication services) and the corporate tax. Further details on these matters are provided in Notes 15, 17 and 21 to the Consolidated Financial Statements.

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
•are focused on providing telecommunications services; and
•operate principally in Europe and Latin America.
The following significant events occurred in 2017:
•On January 17, 2017, Telefónica Emisiones, S.A.U., a wholly-owned subsidiary of Telefónica, issued notes guaranteed by Telefónica under its 40,000,000,000 euros program for the issuance of debt instruments (as amended and renewed from time to time, the "EMTN Programme") in an aggregate principal amount of 1,750 million euros. This issue was split into two tranches. The first tranche, in an aggregate principal amount of 1,250 million euros, due on January 17, 2025, pays an annual coupon of 1.528%, and was issued at par. The second tranche, in an aggregate principal amount of 500 million euros, due on October 17, 2028, pays an annual coupon of 2.318%, and was issued at par.
•On February 20, 2017, Telefónica reached an agreement for the sale of up to 40% of the total share capital of Telxius Telecom, S.A.U. ("Telxius") to Taurus Bidco S.à.r.l. ("KKR", an entity managed by Kohlberg Kravis Roberts & Co. L.P.), for a total amount of 1,275 million euros (12.75 euros per share). The aforementioned agreement included a purchase agreement for the sale of 62 million shares (representing 24.8% of the share capital) of Telxius for a price of 790.5 million euros, as well as options over 38 million shares (representing 15.2% of the share capital) for a price of at least 484.5 million euros. These options corresponded to a call option exercisable by KKR and to a put option exercisable by Telefónica upon maturity of the call option, if such call option was not exercised.
On October 24, 2017, after obtaining all the relevant regulatory approvals, Telefónica transferred 62 million shares of Telxius (representing 24.8% of its share capital) to KKR in exchange for 790.5 million euros (12.75 euros per share). Following the execution of the sale, a shareholders' agreement among Telefónica, KKR and Telxius became effective on the same date, which regulates the relationships between Telefónica and KKR as shareholders of Telxius.
On November 13, 2017, KKR exercised the call option over 38 million shares (representing 15.2% of Telxius’ share capital) foreseen in the agreement, and on December 7, 2017, Telefónica, transferred to KKR such 38 million shares of Telxius (representing 15.2% of its share capital) in exchange for 484.5 million euros (12.75 euros per share).
Pursuant to these transactions, KKR acquired 40% of the share capital of Telxius in exchange for an aggregate amount of 1,275 million euros (12.75 euros per share) and Telefónica retained control over Telxius.
•On March 8, 2017, Telefónica Emisiones, S.A.U. issued senior notes guaranteed by Telefónica in an aggregate principal amount of 3,500 million dollars. This issue was split into two tranches. The first tranche, in an aggregate principal amount of 1,500 million dollars, due on March 8, 2027, with a coupon of 4.103% payable semi-annually, was issued at par. The second tranche, in an aggregate principal amount of 2,000 million dollars, due on March 8, 2047, with a coupon of 5.213%, payable semi-annually, was issued at par.
•On March 13, 2017, Telefónica entered into a swap agreement with Koninklijke KPN NV ("KPN") pursuant to which Telefónica agreed to deliver 72.0 million of its treasury shares (representing 1.43% of its share capital), in exchange for 178.5 million shares in Telefónica's subsidiary Telefónica Deutschland Holding AG ("Telefónica Deutschland") owned by KPN, representing 6.0% of the share capital of Telefónica Deutschland. The exchange ratio was determined based on the volume-weighted average price of the respective shares during the then last five trading sessions. As a result of this agreement, Telefónica increased its shareholding in Telefónica Deutschland from 63.2% to 69.2%, one of the Group's main cash flow growth contributors, increasing, as a result, its share in dividends distributed by Telefónica Deutschland. Under this agreement, KPN undertook, among other obligations, to comply with certain restrictions which, in case of sale of the aforementioned shares of Telefónica, would ensure an orderly sale of such shares.

•On March 29, 2017, the board of directors of Telefónica established the dividend payment periods for 2017. The payment of dividends in the second quarter would take place in June 2017, and the payment of dividends in the fourth quarter would take place in December 2017, in both cases on or before the third Friday of the corresponding month. In 2017, dividend payments amounted to 0.40 euros per share in cash and were paid in two tranches: (i) 0.20 euros per share was paid in cash on or before Friday, June 16, 2017 (meeting the commitment of paying 0.55 euros per share for 2016), and (ii) 0.20 euros per share was paid in cash on or before Friday, December 15, 2017.
•On April 28, 2017, Telefónica Emisiones, S.A.U., issued notes guaranteed by Telefónica in an additional aggregate principal amount of 500 million dollars, which are fully fungible with its existing 5.213% senior notes due March 8, 2047. This issuance constituted a reopening of the 30 year notes issued on March 8, 2017 in an amount of 2,000 million dollars.
•On May 4, 2017, the Board of Directors of Telefónica adopted the following resolutions:

–	To reduce the number of members of the Board of Directors.

–
To take formal notice and record the voluntary resignations as members of the Board of Directors of Telefónica of Mr. César Alierta Izuel, Mr. Gonzalo Hinojosa Fernández de Angulo and Mr. Pablo Isla Álvarez de Tejera.

–
To appoint, by co-optation, Ms. Carmen García de Andrés and Mr. Francisco José Riberas Mera as independent directors, upon the proposal of the Nominating, Compensation and Corporate Governance Committee.

–
To submit for approval of the shareholders at the Annual General Shareholders' Meeting: (i) the re-election of Mr. José María Álvarez-Pallete López and Mr. Ignacio Moreno Martínez as Directors of the Company, (ii) the ratification and appointment of the new independent directors, Ms. Carmen García de Andrés and Mr. Francisco José Riberas Mera, and also (iii) the reduction in the number of members of the Board of Directors to seventeen.

–
To appoint: (i) Ms. Carmen García de Andrés as member of the Audit and Control Committee and (ii) Mr. Jose Javier Echenique Landiríbar and Mr. Luiz Fernando Furlán, all of whom are independent directors, as members of the Nominating, Compensation and Corporate Governance Committee.

–
To call the Annual General Shareholders' Meeting which was held in Madrid, at the Recintos Feriales of IFEMA (Feria de Madrid), Campo de las Naciones, Parque Ferial Juan Carlos I, Pabellón 3, at 12:00 p.m. on June 9, 2017 on second call.

•On June 9, 2017, Telefónica announced the holding of its Annual General Shareholders' Meeting at second call with the attendance, present or represented, of shareholders holding shares representing 56.51% of its share capital. All of the resolutions submitted by the Board of Directors for deliberation and vote at such meeting were approved by a majority of votes.
Furthermore, Telefónica announced that, according to the shareholder remuneration policy, a dividend distribution of an aggregate fixed gross amount of 0.40 euros had been agreed and would be charged to unrestricted reserves during 2017, to be paid in the two tranches referred to above, in respect of each issued share of Telefónica in circulation and carrying entitlement to such distribution. The first payment, of a gross amount of 0.20 euros in cash per share, was made on June 16, 2017; and the second payment, of a gross amount of 0.20 euros in cash per share, was made on December 14, 2017.
•On July 27, 2017, Telefónica announced the following resolutions in connection with the composition of its Board of Directors and its committees: (i) the taking of formal notice and record of the voluntary resignation from the Board of Directors of Telefónica presented by Julio Linares López; (ii) the appointment by co-optation of Mr. Ángel Vilá Boix as a member of the Board of Directors of Telefónica as an Executive Director in replacement of Mr. Julio Linares López; and (iii) the appointment of Mr. Ángel Vilá Boix Chief as Chief Operating Officer (COO) of Telefónica and member of the Executive Commission. Additionally, the Board of Directors, approved a new organizational structure for Telefónica.
•On July 27, 2017, Telefónica announced that on July 25, 2017, ColTel (67.5% of which is owned, directly and indirectly, by Telefónica and 32.5% of which is owned by the Colombian Government) and other telecom operators were notified of the arbitration award issued in the arbitration proceedings initiated by the Colombian Ministry of Information Technologies and Communications ("ITC") in connection with its intention to achieve the reversion of certain assets owned by such operators and earmarked for the provision of mobile voice services under former concessions.

The arbitration award was not favorable to ColTel and its co-defendants. The amount of the award, following the correction of an arithmetical error by the court, was set for ColTel in the amount of 1,651,012 million Colombian pesos (470 million euros at the exchange rate of the date of the issuance of the award).
•On August 29, 2017, the shareholders' meeting of ColTel approved:

–	A capital increase in an aggregate amount of 1,651,012 million Colombian pesos (capital and premium), 470 million euros at the exchange rate of such date (the "Arbitration Award-Capital Increase").
The proceeds from the Arbitration Award-Capital Increase were used to pay the entire amount set forth in the arbitration award issued in the arbitration proceedings initiated by the ITC referred to above.
The Telefónica Group and the Colombian Government subscribed the Arbitration Award-Capital Increase pro rata to their respective shareholding in ColTel. The Telefónica Group disbursed 1,114,433 million Colombian pesos, 317 million euros at the exchange rate of the relevant transaction date. The Colombian Government assumed, and consequently offset, a portion of ColTel's indebtedness.
Telefónica's decision to participate in the Arbitration Award-Capital Increase does not constitute, and should not be understood as, an acceptance of the validity of the arbitration award.

–
A further capital increase in an aggregate amount of 4,800,966 million Colombian pesos (capital and premium), 1,384 million euros at the exchange rate of the relevant transaction date (the "PARAPAT Capital Increase"), so that ColTel would voluntarily pre-pay the entire amount of ColTel's debt derived from the operating agreement dated August 13, 2003 (as amended, the "Operating Agreement") with Patrimonio Autónomo Receptor de Activos de la Empresa Nacional de Telecomunicaciones (the "PARAPAT") with the proceeds from the PARAPAT Capital Increase.

The Telefónica Group and the Colombian Government subscribed the PARAPAT Capital Increase pro rata to their respective shareholding in ColTel. The Telefónica Group disbursed 3,240,652 million Colombian pesos, 934 million euros at the exchange rate of the relevant transaction date. The Colombian Government assumed 32.5% of ColTel's payment obligations with the PARAPAT.
The PARAPAT Capital Increase was subscribed on September 26, 2017 and, on September 27, 2017, ColTel pre-paid all of its debt with the PARAPAT after terminating the Operating Agreement with the PARAPAT. As part of the early termination of the Operating Agreement with the PARAPAT, ColTel acquired control of the companies Empresa de Telecomunicaciones de Telebucaramanga S.A. ESP, Metropolitana de Telecomunicaciones S.A. ESP and Operaciones Tecnológicas y Comerciales S.A.S., for an aggregate amount of 509,975 million Colombian pesos (approximately 147 million euros at the date of the transaction). See Note 5 to the Consolidated Financial Statements.
As a result of the investments from recent years and the strengthening of its financial condition derived from the capital increases, ColTel has been able to reduce its indebtedness and obligations to make future financial payments, and we expect it will face a new phase of growth and consolidation.
The execution of these transactions had no material impact on the Telefónica Group's net financial debt, which just experienced an increase of 32 million euros, since all of ColTel's payment obligations with the PARAPAT were already consolidated in the financial statements of the Telefónica Group.
•On September 12, 2017, Telefónica Emisiones, S.A.U. issued debt instruments guaranteed by Telefónica under the EMTN Programme in an aggregate principal amount of 1,250 million euros. These notes are due on January 12, 2028, pay an annual coupon of 1.715%, and were issued at par.
•On September 20, 2017, in relation to the bonds mandatorily convertible into shares of Telefónica that were issued by its wholly-owned subsidiary Telefónica Participaciones, S.A.U. on September 24, 2014 and were guaranteed by Telefónica (the "Convertible Bonds"), Telefónica announced that, in order to satisfy the mandatory conversion of the totality of the Convertible Bonds on their maturity date on September 25, 2017, and given the resulting conversion price of 9.7174 euros per share:

–	it had issued 154,326,696 new shares (the "New Shares"), representing 2.9723% of its share capital following the capital increase, and

–	it would deliver 14,973 existing shares held as treasury stock.

As a result of the conversion and the aforementioned capital increase, Telefónica's share capital was set at 5,192,131,686 euros, divided into 5,192,131,686 ordinary shares of the same class and series, with a nominal value of 1 euro, and the Convertible Bonds were canceled. The public deed relating to the conversion of obligations, capital increase and amortization of obligations was registered with the Mercantile Registry of Madrid on such date. The New Shares were admitted to trading on the four Spanish Stock Exchanges and are tradable through the Spanish Automated Quotation System (Sistema de Interconexión Bursátil Español) since September 25, 2017. The admission to trading of the New Shares in the foreign stock exchanges where Telefónica is listed was also requested and granted.
•On December 7, 2017, Telefónica Europe B.V., a Dutch subsidiary of Telefónica, issued undated 5.5-year non-call deeply subordinated guaranteed fixed rate reset securities, with the subordinated guarantee of Telefónica, in a nominal amount of 1,000 million euros (the "Securities"). The Securities were issued at par and accrue interest at a rate of 2.625% annually as from (and including) the issue date up to (but excluding) June 7, 2023. From (and including) June 7, 2023, the Securities will accrue a fixed rate interest equal to the applicable 5-year Swap Rate (as defined in the terms of the Securities) plus a margin of (i) 2.327% per year as from June 7, 2023 up to (but excluding) June 7, 2028; (ii) 2.577% per year as from June 7, 2028 up to (but excluding) June 7, 2043; and (iii) 3.327% per year as from (and including) June 7, 2043. The Securities are perpetual although they are subject to a call option exercisable by the issuer upon certain conditions.
•On December 21, 2017, Mr. Antonio Massanell Lavilla announced his voluntary resignation from the Board of Directors of Telefónica and, consequently, from his positions as Chairman of the Service Quality and Customer Service Committee, and as member of the Audit and Control Committee, of the Regulation and Institutional Affairs Committee, and of the Strategy and Innovation Committee.
Business areas
The organizational structure approved by the Board of Directors of Telefónica, S.A. on February 26, 2014 is made up of the following segments: Telefónica Spain, Telefónica United Kingdom, Telefónica Germany, Telefónica Brazil and Telefónica Hispanoamérica (formed by the Group’s operators in Argentina, Chile, Peru, Colombia, Mexico, Venezuela, Central America, Ecuador and Uruguay).
These segments include the information related to wireline, wireless, cable, data, internet and television businesses and other digital services provided in each country or countries. Any services not specifically included in these segments are part of “Other companies and eliminations”, which includes, in particular, Telxius (as further explained below), the companies belonging to the cross-sectional areas, other Group companies as well as eliminations in the consolidation process. Inter-segment transactions are carried out at market prices.
Telxius' results are fully reported under "Other companies and eliminations" since January 1, 2017, reflecting the integration within Telxius of the mobile telecommunications towers transferred from the Telefónica Spain, Telefónica Germany, Telefónica Brazil and Telefónica Hispanoamérica segments and the international submarine fiber optic cable (which had already been previously reported under "Other companies and eliminations"). The 2016 comparative segment results have been revised, accordingly. Based on the different dates on which assets were contributed to Telxius by each operating segment, this has affected the results of Telefónica Spain (since January 1, 2016), Telefónica Germany (since May 1, 2016), Telefónica Brazil (since April 1, 2016) and Telefónica Hispanoamérica (Telefónica Perú since April 1, 2016 and Telefónica Chile since May 1, 2016). The results of the segments do not include the intra-group capital gains resulting from the transfer of towers to Telxius.
In addition, in 2017 Telefónica Spain includes the companies Telefónica Studios and Telefónica Servicios Audiovisuales (which had been previously reported under “Other companies and eliminations”), and Telefónica Spain and Telefónica Hispanoamérica include the results of the data center business in Spain and Chile, respectively (which had been previously reported under “Other companies and eliminations”). As a consequence, the 2016 comparative segment results have also been revised accordingly.
These changes in the segments have had no impact on the consolidated results of the Group.
The Telxius subsidiaries currently holding the telecommunications towers did not exist in 2015 as such towers were part of the operating companies of the relevant countries. Thus, segment information could not be retrospectively revised for 2015. The segment reporting for 2016 is being presented under two different bases: (i) for purposes of the comparison against 2017, 2016 segment information has been revised so that the telecommunications towers are part of Telxius (since the dates on which the relevant assets were transferred to Telxius); and (ii) for purposes of the comparison against 2015, the telecommunications towers are integrated in each relevant segment.

The Group manages borrowing activities centrally. Also, Telefónica, S.A. is the head of the Telefónica tax group in Spain. Therefore, a significant part of the related assets and liabilities are included under “Other companies and eliminations” and the results of the segments are disclosed up to operating income. Revenue and expenses arising from intra-group invoicing for the use of the trademark and management services have been eliminated from the operating results of each Group segment. These adjustments have no impact on the Group’s consolidated results.
Segment reporting takes into account the impact of the purchase price allocation to the assets acquired and the liabilities assumed for the companies included in each segment. The assets and liabilities presented in each segment are those managed by the heads of each segment, irrespective of their legal structure.

The following chart shows the organizational structure of the principal subsidiaries of the Telefónica Group at December 31, 2017, including their jurisdictions of incorporation and our ownership interest. For further detail, see Exhibit 8.1 to this Annual Report.

December 31, 2017

TELEFÓNICA
TELEFÓNICA SPAIN
TELEFÓNICA BRAZIL
TELEFÓNICA HISPAM
TELEFÓNICA UNITED KINGDOM
TELEFÓNICA GERMANY
OTHERS
Telefonica de España (Spain) 100%
Telefonica Moviles España (Spain) 100%
Telyco (Spain) 100%
Telefonica Serv. de Inf y Com. de España (Spain) 100%
DTS Distribuidora de TV Digital (Spain) 100%
Telefonica Brasil (Brazil) (1) 73.68%
Terra Networks Brasil (Brazil) 100%
Telefonica Moviles El Salvador (El Salvador) 59.58%
Telefonica Venezolana (Venezuela) 100%
Telefonica de Argentina (Argentina) 100%
Telefonica Moviles Argentina (Argentina) 100%
Colombia Telecom (Colombia) 67.50%
Telefonica Moviles Mexico (Mexico) 100%
Telefonica Chile (Chile) 99.14%
Telefonica Moviles Chile (Chile) 100%
Telefonica del Peru (Peru) 98.57%
TEM Panama (Panama) 60%
Otecel (Ecuador) 100%
Telefonica Costa Rica (Costa Rica) 100%
TEM Guatemala (Guatemala) 60%
Telefonica Moviles del Uruguay (Uruguay) 100%
Telefonia Celular Nicaragua (Nicaragua) 60%
Terra Networks Mexico (Mexico) 100%
Telefonica U.K. Ltd. (U.K.) 100%
T. Germany GmbH & Co. (Germany) 69.22%
E-Plus Mobilfunk GMbh & Co. KG 100%
Telefonica de Contenidos (Spain) 100%
Wayra Investigacion y Desarrollo (Spain) 100%
Telefonica Europe (The Netherlands) 100%
Telxius Telecom (Spain) 60%
Telefonica International Wholesale Services II and subsidiaries (Spain) 100%
Telefonica Emisiones (Spain) 100%

(1) 94.85% representing voting interest

A new organizational structure was approved on January 31, 2018. Please see “Recent Developments” below.

Telefónica, S.A., the parent company of the Telefónica Group, operates as a holding company with the following objectives:

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
Capital Expenditures
Our principal capital expenditures during the three years ended December 31, 2017, consisted of additions to property, plant and equipment and additions to intangible assets, including spectrum. In 2017, 2016 and 2015, we made capital expenditures of 8,697 million euros, 8,928 million euros and 10,461 million euros, respectively.
Year ended December 31, 2017
Capital expenditures in 2017 decreased 2.6% compared to 2016. Capital expenditures in 2017 included the cost of spectrum mainly in Colombia, Uruguay and Costa Rica, amounting to 538 million euros.
 Investment by Telefónica Spain amounted to 1,683 million euros and was primarily focused on rapid fiber optic roll out, exceeding 19 million premises passed by year-end 2017, together with investments in the LTE network, with a 97% population coverage, and transport network modernization. Investment by Telefónica United Kingdom in 2017 amounted to 827 million euros and was mainly focused on increasing LTE coverage, achieving 99% population coverage by year-end 2017, and also pursuing the improvement of network capacity and quality of customer experience. Investment by Telefónica Germany in 2017 amounted to 951 million euros and was focused on network integration in order to enhance customer experience and to capture integration synergies and further LTE network rollout achieving a population coverage of 82% by year-end 2017. Investment by Telefónica Brazil in 2017 amounted to 2,225 million euros and was mainly dedicated to extend the coverage and capacity of 4G and 3G mobile networks, the deployment and connection of fiber network in the fixed business as well as network integration and simplification of processes and systems. Investment by Telefónica Hispanoamérica in 2017 amounted to 2,678 million euros and was mainly focused on improving the coverage and capacity of 4G and 3G networks, the roll out of ultra-broadband fixed capabilities (fiber / HFC) and the simplification and digitalization of processes and systems.
Year ended December 31, 2016
 Capital expenditures in 2016 decreased 14.7% compared to 2015. Capital expenditures in 2016 included the cost of spectrum mainly in Peru and Brazil, amounting to 345 million euros.
 Investment by Telefónica Spain amounted to 1,852 million euros and was primarily focused on rapid fiber optic roll out, together with investments in the LTE network, reaching a 96% population coverage, and transport network modernization. Investment by Telefónica United Kingdom in 2016 amounted to 931 million euros and was mainly focused on increasing LTE coverage, achieving 95% population coverage by year-end 2016 and also, pursuing the improvement of network capacity. Investment by Telefónica Germany in 2016 amounted to 1,107 million euros, with LTE roll out the company's main focus, achieving a coverage of 79% by year-end 2016, and network consolidation activities, which are allowing to enhance customer experience and to capture integration synergies. Investment by Telefónica Brazil in 2016 amounted to 2,137 million euros and was mainly dedicated to extend the coverage and capacity of 4G and 3G mobile networks, as well as improving network quality, and the deployment and connection of fiber network in the fixed business. Investment by Telefónica Hispanoamérica in 2016 amounted to 2,615 million euros and was mainly focused on improving the coverage and capacity of 3G and 4G networks, the roll out of ultra-broadband fixed capabilities (fiber / HFC) and the quality enhancement in broadband and TV services. For purposes of the comparison against 2017, investments by segment in 2016 have been revised. Please see “Business areas” above.

Year ended December 31, 2015
Capital expenditures in 2015 increased 10.7% compared to 2014. Capital expenditures in 2015 included the cost of spectrum mainly in Germany, Argentina, Ecuador and Spain, amounting to 1,585 million euros.
Investment by Telefónica Spain in 2015 amounted to 1,827 million euros and was primarily focused on fiber networks, 3G, 4G and fiber as well as improvement of the quality of broad-band services and Pay TV. Investments by Telefónica United Kingdom in 2015 amounted to 883 million euros and was mainly focused on increasing LTE coverage, achieving 79.6% population coverage by year-end 2015, seeking to achieve improvements of network capacity and quality in line with the operator’s objectives. Investment by Telefónica Germany in 2015 amounted to 2,230 million euros, focusing on its LTE roll-out strategy. Investment by Telefónica Brazil in 2015 amounted to 2,105 million euros, and related mainly to the continuation of the 3G and LTE roll-outs and the expansion of the roll-out of fiber optic. Investment by Telefónica Hispanoamérica in 2015 amounted to 3,060 million euros and was mainly focused on LTE roll-outs, densification of the 3G network, the continuation of ultra-broadband (UBB) roll-out for fixed broadband by speed upgrades and network digitalization as well as improving the Pay TV network.
Financial Investments and Divestitures
Our principal financial investments in 2017 were: (i) the swap agreement with KPN pursuant to which we agreed to deliver 72.0 million Telefónica shares held in treasury in exchange for 178.5 million shares in our subsidiary Telefónica Deutschland held by KPN, representing 6.0% of the share capital Telefónica Deutschland, and (ii) our pro-rata participation in in ColTel’s Arbitration Award-Capital Increase and PARAPAT Capital Increase, referred to above. Our principal financial divesture in 2017 was the sale of 40% of the share capital of Telxius for 1,275 million euros to KKR. Telefónica retained control over Telxius. We also divested in Telefónica treasury shares as a result of the swap agreement referred to above.
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
Active portfolio management is part of Telefónica’s strategy and therefore it may undertake transactions involving its or its subsidiaries' shares, including transactions similar to those undertaken in the 2015-2017 period or otherwise, at any time.
Public Takeover Offers
Not applicable.
Recent Developments
The principal events that have occurred since December 31, 2017, are set forth below:
On January 22, 2018, Telefónica's wholly-owned subsidiary Telefónica Emisiones, S.A.U. issued notes guaranteed by Telefónica, S.A. amounting to 1,000 million euros. The notes are due on January 22, 2027, pay an annual coupon of 1.447% and were issued at par (100%).
On January 31, 2018, the Board of Directors of Telefónica appointed Mr. Jordi Gual Solé as a member of the Board of Directors, as a Proprietary Director, replacing Mr. Antonio Massanell Lavilla who had voluntarily resigned from the Board on December 21, 2017. Mr. Gual was also appointed as a member of the Regulation and Institutional Affairs Committee, and of the Strategy and Innovation Committee.

On January 31, 2018, the Board of Directors of Telefónica also resolved to adopt a new organizational structure in order to make the Company more agile, simple and focused on management, customer service, growth, efficiency and profitability. The main changes were:

•	The areas of General Counsel, and Public Affairs and Regulation were unified.

•	A new Executive Chairman was appointed for Telefónica España, who was also appointed as a member of the Executive Committee of Telefónica, S.A.

•
Telefónica Hispanoamérica was split into two new units: (i) Telefónica Hispam Sur (encompassing operations in Argentina, Chile, Peru and Uruguay); and (ii) Telefónica Hispam Norte (encompassing the operations in Colombia, México, Central America, Ecuador and Venezuela). This change had no impact on our operating segments as of and for the year ended December 31, 2017.

•	The area of People (Human Resources) was enhanced and now reports directly to the Executive Chairman.
For more information related to our significant financing transactions in 2018, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Anticipated Sources of Liquidity”.

B. Business Overview
Telefónica is one of the world’s leading communications services providers. Our objective is to create, protect and promote fixed and mobile connections for our customers helping them to take control over their digital lifestyle. Therefore, we primarily offer our customers the connectivity they need to interact and live in the markets where we operate through simple products and services while protecting their data and managing it in a responsible way.
The organizational structure approved by the Board of Directors of Telefónica, S.A. on February 26, 2014 is made up of the following segments: Telefónica Spain, Telefónica United Kingdom, Telefónica Germany, Telefónica Brazil and Telefónica Hispanoamérica (formed by the Group’s operators in Argentina, Chile, Peru, Colombia, Mexico, Venezuela, Central America, Ecuador and Uruguay). These segments include the information related to wireline, wireless, cable, data, internet and television businesses and other digital services provided in each country or countries. Any services not specifically included in these segments are part of “Other companies and eliminations”. Telxius' financial figures are fully reported under "Other companies and eliminations" since January 1, 2017, reflecting the integration within Telxius of the mobile telecommunications towers transferred from Telefónica Spain, Telefónica Germany, Telefónica Brazil and Telefónica Hispanoamérica (Telefónica Peru and Telefónica Chile) segments and the international submarine fiber optic cable (which had been previously reported under "Other companies and eliminations").
The Telefónica Group’s strategy aims to:
Enhance value through:

•	Offering good connectivity, for which our infrastructure management and our continuous investment in network are key. We aim to return control over the data to our customers.

•
Providing a bundled offer with video and digital services. We offer our customers additional data in order to amplify services, such as video or digital services, through unique, simple and clear offers.

•	Providing increased customer value and customer experience with improved digital access, aiming to offer the best products, solutions and contents.
With the following enablers:

•
End-to-end digitalization: seeking the reduction of our legacy investments to increase virtualization, the reduction of physical servers, data centers and applications, the digitalization of IT systems and processes and the digitalization of front and back office, in order to be able to offer a true digital experience to our customers.

•	Big data and innovation to add value to our customers and return the control over data to our customers.

•	Continued focus on capital allocation in our legacy investments and the simplification of processes in order to continue investing.

2017 highlights

2017 was characterized by positive growth in OIBDA and operating cash flow (OIBDA-CapEx), up by 7.1% and by 21.0% respectively y-o-y in reported terms. Furthermore, the Company continued its transformation process with 44.4 million premises passed ready to use FTTx, additionally, the LTE coverage reached 72% as of December 31, 2017 (+11 p.p. y-o-y), resulting in more capex to 16.7% ratio of capex over revenues. The Company closed the year with a total of 343 million accesses, (down 1.9% y-o-y), explained by the decrease in prepay and fixed voice. In line with our strategic focus to grow in high value customers, post-pay customers grew by 4.6% year-on-year, reaching 116 million customers, while UBB customers reached 11 million customers at December 31, 2017, representing a 20% increase year-on-year.
In 2017, revenues totalled 52,008 million euros, down 0.1% compared to 2016 in reported terms (+3.4% in organic terms). OIBDA totalled 16,187 million euros in 2017, up 7.1% in reported terms. In organic terms, OIBDA was up 5.3%, mainly due to the positive evolution of all regions and offsetting the lower service revenues in Spain. In 2017, operating income, was 6,791 million euros, up by 24.2% as compared to 2016 in reported terms (+14.1% in organic terms), which included depreciation and amortization of 9,396 million euros, down by 2.6% as compared to 2016 in reported terms.
Telefónica’s total accesses totaled 343.5 million as of December 31, 2017, decreasing by 1.9% year-on-year, as a result mainly of the reduction of the prepaid base in Telefónica Hispanoamérica and Telefónica Germany. By service, there was increased commercial activity related to high value customers, resulting in a growth of the contract mobile segment (smartphones and LTE), fiber and Pay-TV. Accesses in Telefónica Hispanoamérica decreased by 3.6% year-on-year (representing 38% of the Group’s total accesses as of December 31, 2017) and accesses in Telefónica Germany decreased by 3.5% (representing 14% of the Group’s total).
The below table shows the evolution of accesses over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2016	2017	%Reported YoY
Fixed telephony accesses (1)	38,280.1	36,898.6	(3.6%)
Internet and data accesses (2)	21,652.1	21,864.6	1.0%
Broadband (3)	21,194.9	21,417.5	1.1%
FTTx/Cable	9,137.6	10,961.6	20.0%
Mobile accesses	276,450.0	271,766.9	(1.7%)
Prepay	165,663.2	155,868.5	(5.9%)
Contract	110,786.8	115,898.4	4.6%
M2M	14,002.0	16,137.2	15.2%
Pay TV	8,289.0	8,467.7	2.2%
Final Clients Accesses	344,671.1	338,997.9	(1.6%)
Wholesale Accesses	5,300.9	4,460.2	(15.9%)
Total Accesses	349,972.1	343,458.1	(1.9%)
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) Also referred to as fixed broadband accesses.
(3) Includes DSL, satellite, optic fiber, cable modem and broadband circuits.

The below table shows the evolution of accesses by segment:

	YoY variation	% Over Total Accesses
Accesses 2017		2016	2017
Spain	(0.6%)	11.8%	11.9%
United Kingdom	(1.7%)	7.4%	7.4%
Germany	(3.5%)	14.1%	13.9%
Brazil	0.7%	27.8%	28.5%
Hispanoamérica	(3.6%)	38.8%	38.1%
Others	28.9%	0.1%	0.2%
Mobile accesses totaled 271.8 million at December 31, 2017, down 1.7% compared to December 31, 2016. The decrease in prepaid accesses (-5.9% year-on-year) more than offset the increase in accesses in mobile contract (+4.6% year-on-year), which continued to increase their weight over total mobile accesses reaching 42.6% (+2.6 p.p. year-on-year).
Smartphone accesses grew (up 7.9% year-on-year), totaling 158.7 million accesses and reaching a penetration rate over total accesses of 63.0% (+5.9 p.p. year-on-year), reflecting the Company’s strategic focus on the growth of its data services.
Fixed broadband accesses stood at 21.4 million at December 31, 2017, up 1.1% year-on-year. Fiber accesses stood at 11.0 million at December 31, 2017 compared to 9.1 million in 2016.
Pay TV accesses totaled 8.5 million at December 31, 2017, growing 2.2% year-on-year, due to the growth in Telefónica Spain (5.2% year-on-year), that expanded its TV offer to the whole Fusión base and in Telefónica Hispanoamérica (3.9% year-on-year) where all countries offering this service grew.
The table below shows the evolution of our estimated access market share for mobile and fixed broadband for the past two years.

Competitive Position Evolution
	Mobile Market Share (1)
Telefónica	2016	2017
Spain	29.7%	29.3%
United Kingdom	26.9%	26.3%
Germany	37.9%	36.9%
Brazil	30.2%	31.7%
Argentina	33.3%	32.8%
Chile	32.6%	32.2%
Peru	44.0%	36.8%
Colombia	23.4%	24.4%
Venezuela	37.8%	39.1%
Mexico	24.2%	22.0%
Central America	29.9%	28.4%
Ecuador	30.7%	30.0%
Uruguay	33.0%	34.2%
(1) Internal estimation in both years.

	FBB Market Share (1)
Telefónica	2016	2017
Spain	42.5%	40.6%
Brazil	27.9%	26.5%
Argentina	28.4%	24.1%
Chile	36.5%	34.6%
Peru	78.7%	73.9%
Colombia	16.3%	15.3%
(1) Internal estimation in both years.

2017/2016 Consolidated results
In this section, we discuss changes in the Group’s consolidated income statements for 2017 and 2016. Changes in the Group’s consolidated income statements for 2016 and 2015 are discussed in a separate section further below.

	Year ended December 31				Variation
Consolidated Results	2016		2017		2017 vs 2016
Millions of euros	Total	% of revenues	Total	% of revenues	Total	%
Revenues	52,036	100.0%	52,008	100.0%	(28)	(0.1%)
Other income	1,763	3.4%	1,489	2.9%	(274)	(15.5%)
Supplies	(15,242)	(29.3%)	(15,022)	(28.9%)	220	(1.4%)
Personnel expenses	(8,098)	(15.6%)	(6,862)	(13.2%)	1,236	(15.3%)
Other expenses	(15,341)	(29.5%)	(15,426)	(29.7%)	(85)	0.5%
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	15,118	29.1%	16,187	31.1%	1,069	7.1%
OIBDA Margin	29.1%		31.1%			2.1 p.p.
Depreciation and amortization	(9,649)	(18.5%)	(9,396)	(18.1%)	253	(2.6%)
OPERATING INCOME	5,469	10.5%	6,791	13.1%	1,322	24.2%
Share of (loss) income of investments accounted for by the equity method	(5)	0.0%	5	0.0%	10	c.s.
Net financial expense	(2,219)	(4.3%)	(2,199)	(4.2%)	20	(0.9%)
PROFIT BEFORE TAX	3,245	6.2%	4,597	8.8%	1,352	41.6%
Corporate income tax	(846)	(1.6%)	(1,219)	(2.3%)	(373)	44.1%
PROFIT FOR THE YEAR	2,399	4.6%	3,378	6.5%	979	40.8%
Attributable to equity holders of the Parent	2,369	4.6%	3,132	6.0%	763	32.2%
Attributable to non-controlling interests	30	0.1%	246	0.5%	216	n.m.
Note:
c.s: change of sign
n.m: non meaningful

Adjustments made to calculate organic variations
Year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis, by considering a constant perimeter of consolidation and constant average foreign exchange rates and by making certain other adjustments which are described herein. “Organic" variations should not be viewed in isolation or as an alternative to reported variations.
For purposes of this report, 2017/2016 “organic” variation is defined as the reported variation as adjusted to exclude the impacts detailed below:

•
Foreign exchange effects and hyperinflationary adjustments in Venezuela: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year. In particular, we have used the average foreign exchange rates of 2016 for both years.

Foreign exchange rates had a negative impact on our reported 2017 results, mainly due to the depreciation versus the euro of various Latin American currencies (in particular the Venezuela bolivar and the Argentine peso) and the pound sterling.
The impact of hyperinflationary adjustments in Venezuela has been excluded by reversing such adjustments.
Foreign exchange effects and hyperinflation in Venezuela decreased revenue growth by 3.2 percentage points and OIBDA growth by 4.7 percentage points.

•
Changes in the scope of consolidation: we have excluded the impact of changes in our consolidation perimeter in 2017 and 2016. The main changes in our consolidation perimeter in such years related to the sale of Telefé and the sale of Telecomunicaciones Personalizadas in the last quarter of 2016, and the inclusion of the Colombian companies Telebucaramanga, Metrotel and Optecom in our consolidation perimeter since October 2017.

To exclude the impact of the mentioned perimeter changes in the calculation of organic variations, the 2016 comparative figures exclude the consolidated results of Telefé and Telecomunicaciones Personalizadas, and in 2017 we exclude the results of Telebucaramanga, Metrotel and Optecom.

•
Restructuring costs: we have excluded the impact in 2017 and 2016 of restructuring costs, mainly those related to the first Collective Agreement of Related Companies in Spain, restructuring processes relating to Telefónica Germany and Telefónica Hispanoamérica, and the Group’s simplification program in global areas.

The distribution by segment of the restructuring costs is as follows (impacts on OIBDA):

Millions of euros	2016	2017
Telefónica Spain	837	165
Telefónica Brazil	40	—
Telefónica Germany	89	82
Telefónica United Kingdom	37	—
Telefónica Hispanoamérica	84	103
Other companies	293	(10)
Total restructuring costs	1,380	340

•	Results of tower sales: the results attributable to the sale of towers in 2017 and 2016 have been excluded.
In 2017, the results from the sale of towers totaled 7 million euros, mainly in Telefónica Hispanoamérica.
In 2016, the results from the sale of towers totaled 1 million euros, also in Telefónica Hispanoamérica.

•	Spectrum acquisition: we have excluded the impact of spectrum acquisitions in 2017 and 2016.
In 2017, these acquisitions totaled 538 million euros, 470 million euros corresponding to Telefónica Colombia, 4 million euros corresponding to Telefónica México, 36 million euros corresponding to Telefónica Centroamérica (21 million euros in Costa Rica and 15 million euros in El Salvador), 27 million euros corresponding to Telefónica Uruguay and 1 million euros corresponding to Telefónica Germany.
In 2016, these acquisitions totaled 345 million euros, 284 million euros corresponding to Telefónica Peru, 48 million euros corresponding to Telefónica Brazil, 7 million euros corresponding to Telefónica Spain and 6 million euros corresponding to Telefónica Germany.

•	Gains or losses on the sale of companies: the gains obtained or losses incurred from the sale of companies have not been included in organic variations.
In 2017 no results have been recorded related to sales of companies. In 2016 the 199 million euros in profit obtained from the sale of Telefé and the 29 million euros obtained from the sale of Telecomunicaciones Personalizadas were excluded. Similarly, the loss of 16 million euros incurred in the sale of Vocem was also excluded.

•	Impairment of goodwill: the impairment losses on goodwill are not included in organic variations.
In 2017, no goodwill impairments were recorded. The comparative base for 2016 excludes the impairment of the goodwill allocated to Telefónica Venezolana and Telefónica Móviles México, amounting to 124 and 91 million euros, respectively.

•
Other adjustments: the impact of the provision of certain regulatory contingencies is excluded in 2017, amounting to 50 million euros in Telefónica Brazil and 57 million euros in other companies, as well as the provisions recorded in Telefónica Spain to optimize the distribution network in the amount of 13 million euros in 2017 and 18 million euros in 2016. Also the positive result of Telefónica Venezuela tariff increases in the last quarter of 2017 is excluded (6 million euros in revenues and 2 million euros in OIBDA).

The table below shows 2017/2016 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the consolidated income statement and CapEx and OIBDA-CapEx:

	YoY variation
TELEFÓNICA 2017	% Reported YoY	% Organic YoY
Revenues	(0.1%)	3.4%
Other income	(15.5%)	(3.6%)
Supplies	(1.4%)	0.6%
Personnel expenses	(15.3%)	3.0%
Other expenses	0.5%	3.7%
OIBDA	7.1%	5.3%
Operating income	24.2%	14.1%
CapEx	(2.6%)	(1.2%)
OpCF (OIBDA-CapEx)	21.0%	12.2%
The table below shows the contribution to reported growth of each item considered to calculate the organic variations, as explained above. For each line item, the contribution to reported growth, expressed in p.p., is the result of dividing the amount of each impact (on a net basis when the impact affects both years) by the consolidated reported figure for the previous year.

	Contribution to reported growth (percentage points)
TELEFÓNICA 2017	Exchange rate effect and hyperinflation	Perimeter change	Restructuring costs	Towers sales	Spectrum acquisition	Capital gains/losses on sale of companies	Impairments	Other adjustments
Revenues	(3.2)	(0.3)	—	—	—	—	—	—
Other income	0.1	—	—	0.4	—	(12.9)	—	—
Supplies	(1.8)	(0.2)	—	—	—	—	—	—
Personnel expenses	(4.3)	(0.8)	(12.7)	—	—	—	—	—
Other expenses	(4.5)	(0.1)	—	—	—	(0.1)	(1.4)	3.2
OIBDA	(4.7)	(0.2)	6.8	—	—	(1.4)	1.4	(0.6)
Operating income	(10.7)	(0.5)	18.9	0.1	—	(3.9)	3.9	(1.8)
CapEx	(3.6)	—	—	—	2.2	—	—	—
OpCF (OIBDA-CapEx)	(6.4)	(0.4)	16.7	0.1	(3.1)	(3.4)	3.5	(1.6)
Results discussion

Revenues totaled 52,008 million euros in 2017, decreasing 0.1% compared to 2016 in reported terms, impacted by the negative evolution in foreign exchange rates and hyperinflation in Venezuela (-3.2 p.p.) and the changes in the consolidating perimeter (-0.3 p.p.), which offset the higher revenues of Telefónica Hispanoamérica, Telefónica Brazil and Telefónica United Kingdom. In organic terms (for additional information on organic variations, see "Adjustments made to calculate organic variations"), revenues increased by 3.4%. The structure of revenues reflects Telefónica’s business diversification. The segment with the largest contribution to our revenues is Telefónica Spain, representing 24.3% (-0.3 p.p. compared to 2016), followed by Telefónica Hispanoamérica, representing 24.1%, in line with 2016, and Telefónica Brazil, representing 23.1% (+1.8 p.p. compared to 2016).

Since January 1, 2017 Mobile Service Revenues (mainly data revenue) and Fixed revenues have been revised due to different allocation criteria. For comparative purposes, these numbers for 2016 are reported using the same criteria. This change does not affect the total Mobile Business Revenues figures reported for 2016.
Mobile business revenues totaled 32,827 million euros in 2017 (of which 28,677 million euros corresponded to service revenues and 4,150 million euros corresponded to handset revenues), up 1.2% year-on-year in reported terms as a result of the higher revenues of Telefónica Hispanoamérica, Telefónica Brazil and Telefónica United Kingdom, which were partially offset by the negative impact of the evolution in foreign exchange rates and hyperinflation in Venezuela (-4.1 p.p.). In organic terms, mobile business revenues grew by 5.3% despite the regulatory impacts affecting interconnection revenues in some operators of the Group.
Mobile service revenues, which include mobile data revenues, totaled 28,677 million euros in 2017, up 0.9% year-on-year in reported terms mainly explained by higher data consumption. Excluding the impact of changes in foreign exchange rates and hyperinflation in Venezuela the growth was 5.1%.
Mobile data revenues totaled 16,942 million euros in 2017, up 11.5% in reported terms mainly due to higher consumption of data by our customers. Excluding the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-5.4 p.p.), the growth of mobile data revenues was 16.8% as a result of the popularization of the use of data with the growth of commercial plans including data-inclusive prepaid plans. Mobile data revenues accounted for 59% of mobile service revenues in 2017, up 5.6 percentage points compared to 2016 in reported terms.
Fixed revenues totaled 18,331 million euros in 2017, up 1.8% year-on-year in reported terms, despite the negative impact of changes in foreign exchange rates and hyperinflation in Venezuela (-0.1 p.p.). Excluding such impact, fixed revenues increased by 1.9% as a result mainly of higher broadband connection revenues and Pay-TV revenues due to the commercial actions carried out by the Company in order to increase our value proposition by giving even more speed to our customers.
Other income totaled 1,489 million euros in 2017, which mainly included own work capitalized in our fixed assets and the profit from the sale of other assets.
In 2016, other income also included the profit obtained from the sale of Telefé (199 million euros) and Telecomunicaciones Personalizadas (29 million euros).
Total expenses, which include supply costs, personnel costs and other expenses (principally external services and taxes) but do not include amortization and depreciation expenses, amounted to 37,310 million euros in 2017, down 3.5% year-on-year in reported terms. This decrease was mainly attributable to the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-3.4 p.p.) and to lower restructuring costs in 2017(-2.7 p.p.). These costs are explained in detail below:

•
Supplies amounted to 15,022 million euros in 2017, down 1.4% year-on-year in reported terms mainly as a result of the impact of foreign exchange rates and hyperinflation in Venezuela (-1.8 p.p.). In organic terms, supplies expenses increased by 0.6% year-on-year, mainly due to higher handset costs.

•
Personnel expenses amounted to 6,862 million euros in 2017, down 15.3% year-on-year in reported terms. This decrease was mainly attributable to lower restructuring costs in 2017 (303 million euros in 2017 versus 1,336 million euros in 2016). In organic terms, personnel costs increased 3.0% year-on-year mainly due to inflationary pressure in some Latin American countries.

The average headcount was 125,371 employees in 2017, down 5.1% compared to 2016.

•
Other expenses amounted to 15,426 million euros in 2017, up 0.5% year-on-year in reported terms, as a result mainly of inflationary pressure in some Latin American countries and the depreciation of certain Latin American currencies against the U.S. dollar, which offset the impact of foreign exchange rates and hyperinflation in Venezuela (-4.5 p.p.). There were also increases in network costs, as a result of the growth in data traffic, and higher systems costs, due to the transformation process of our systems which force us to have both systems cohabitating, as we are still decommissioning some IT systems. In organic terms, other expenses increased by 3.7% year-on-year.

OIBDA was 16,187 million euros in 2017, up 7.1% in reported terms, mainly due to the lower restructuring costs in 2017 compared to 2016 (+6.8 p.p.), partially offset by the impact of foreign exchange rates and hyperinflation in Venezuela (-4.7 p.p.). In organic terms, OIBDA grew by 5.3% mainly due to the positive evolution of service revenues and the continuous effort to contain costs.
OIBDA margin stood at 31.1% in 2017, up 2.1 percentage points compared to 2016 in reported terms.
By segments, the main contributors to Group OIBDA were: Telefónica Spain with 30.6% (+1.5 p.p. compared to 2016), Telefónica Brazil with 25.9% (+1.4 p.p. compared to 2016) and Telefónica Hispanoamérica with 21.9% (reducing its contribution by 1.1 p.p. compared to 2016 due to the lower contribution of Peru and Chile).
Depreciation and amortization amounted to 9,396 million euros in 2017, down 2.6% year-on-year in reported terms, mainly due to the impact of foreign exchange rates and hyperinflation in Venezuela (-1.3 p.p.) and lower amortization in Telefónica Spain and Telefónica Germany.
Operating income (OI) in 2017 totaled 6,791 million euros, up 24.2% in reported terms (14.1% in organic terms).
The share of income (loss) of investments accounted for by the equity method for 2017 was a gain of 5 million euros (compared to a loss of 5 million euros in 2016).
Net financial results amounted to a loss of 2,199 million euros in 2017, 0.9% lower than the previous year, due to a lower cost of debt in European and Latin American currencies, which was partially offset by a lower impact associated to Venezuela and by not generating this year the savings from 2016 in FX hedging linked to Telefónica United Kingdom.
Corporate income tax amounts to 1,219 million euros in 2017. Considering a profit before taxes of 4,597 million euros, the effective tax rate stood at 26.5%, in line with the previous year (26.1%).
As a result , profit for the year attributable to equity holders of the parent for 2017 was 3,132 million euros (2,369 million euros in 2016).
Profit attributable to non-controlling interest was 246 million euros, 216 million euros higher than in 2016, mainly due to the increase in the profit attributable to minority interests at Telefónica Brazil and Telefónica Colombia and lower loss attributable to Telefónica Germany.

2017/2016 Segment results
TELEFÓNICA SPAIN
The below table shows the evolution of accesses in Telefónica Spain over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2016	2017	%Reported YoY
Fixed telephony accesses (1)	9,720.2	9,304.7	(4.3%)
Internet and data accesses (2)	6,094.5	6,039.6	(0.9%)
Broadband	6,067.3	6,020.3	(0.8%)
FTTH	2,998.3	3,423.7	14.2%
Mobile accesses	17,237.7	17,576.5	2.0%
Prepay	2,329.3	1,793.4	(23.0%)
Contract	14,908.4	15,783.1	5.9%
M2M	2,006.3	2,015.6	0.5%
Pay TV	3,657.0	3,847.6	5.2%
Final Clients Accesses	36,709.4	36,768.5	0.2%
Wholesale Accesses	4,525.5	4,221.1	(6.7%)
Total Accesses	41,234.9	40,989.6	(0.6%)
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) Also referred to as fixed broadband accesses.

In 2017 the commercial activity continued to leverage the differentiated assets of the Company, mainly through the convergent offer (which means the offer of more than a single service for a single price) “Movistar Fusión+” and the "Más por Más” strategy. The Company continued to evolve the above mentioned offer and to adapt it to incremental customer demand mainly through the rise of data in all mobile lines included in the Fusión portfolio. In addition, in July 2017 the portfolio was increased with the launching of two new options for “Fusión +” (“Fusión Series” and “Fusión #0”) which include TV services and its functionalities in all the convergent portfolio.
In 2017 Consumer “Fusión” churn rose up to 1.5% (+0.2 p.p. year-on-year), reflecting increased commercial competition in the market during the year. Broadband accesses decreased by 47 thousand year-on-year and fixed telephony accesses net loss, reached 416 thousand customers. On the other hand, high value accesses such as fiber accesses, increased by 425 thousand and mobile contract accesses increased by 875 thousand, showing the success of the convergent strategy (which means the offer of more than a single service for a single price) that from 2017 includes a second mobile line in all “Fusión” tariffs additional to the main line already included in the package.
Telefónica Spain had 41.0 million accesses at the end of December 2017, down 0.6% year-on-year, explained by the decrease in prepay mobile accesses, fixed telephony accesses as well as copper wholesale accesses. Retail accesses increased by 0.2% year-on-year.
Consumer “Movistar Fusión”, with a customer base of 4.4 million with 3.7 million additional mobile add-ons to the original offer as of December 31, 2017, maintained a solid year-on-year growth (+2% and +45% respectively compared to December 2016) and contributed 85% of the fixed retail broadband customer base (+2 p.p. year-on-year) and 79% of the wireless contract customer base (+6 p.p. year-on-year). There was significant growth in the penetration of the high value services of “Movistar Fusión”, with 38% of the customer base already using 300 Mb ultra-fast broadband (+2 p.p. year-on-year) and 76% of the customer base having Pay-TV as of December 31, 2017 (+8 p.p. year-on-year), as well as growth in mobile lines (each main Fusión package had 1.8 mobile lines in average compared to 1.6 in 2016).
Retail broadband accesses decreased 47 thousand accesses in 2017, totaling 6 million accesses (-0.8% year-on-year).
Fiber accesses showed a good evolution in terms of net adds, reaching 3.4 million customers at December 31, 2017 (up 14.2% compared to December 31, 2016), representing 57% of broad band accesses (+7 p.p. year-on-year), with 425 thousand new accesses in 2017. Ultra-speed fiber accesses with 300 Mb (with additional ARPU of 10-12 euros, including VAT) reached 2.2 million accesses (64% of total fiber accesses). At December 31, 2017 the fiber deployment reached 19.2 million premises, 2.1 million more than at December 31, 2016, and continues to be the largest in Europe.
Total mobile accesses stood at 17.6 million, up 2.0% compared with year-end 2016 as a result of the increase in contract accesses and despite the decrease in prepay accesses, reflecting the success of the convergent strategy and the good evolution of the mobile number portability in the last quarter of the year, boosted by the improvement of the portability offer. The contract access base accelerated its growth during 2017, growing by 5.9% year-on-year. Smartphone penetration stood at 76.4% of the mobile voice base (+5.6 p.p. compared to year-end 2016) and significantly boosted data traffic which grew by 111% year-on-year in 2017 due to the higher number of customers with the renewed portfolio containing superior data packages.
LTE network rollout continued to progress and coverage reached approximately 97% (criteria base on competitors' calculation) (by summing up all inhabitants of the cities with some LTE coverage)) of the population at December 31, 2017, up 1 p.p. compared to December 31, 2016. As a result, the LTE customer base was over 7.6 million customers at December 31, 2017, while penetration reached 49.4% (+9.5 p.p. year-on-year).
Pay-TV accesses reached 3.8 million at the end of 2017, growing by 5.2% compared to December 31, 2016 driven by the inclusion of TV services in all “Fusión” portfolio convergent packages since July 2017.
Wholesale accesses stood at 4.2 million at the end of 2017, decreasing by 6.7% year-on-year, however NEBA (New Ethernet Broad Band Service for Wholesale) Fiber accesses net adds increased to 850 thousand accesses, representing 20% of total wholesale accesses (+13 p.p. year-on-year) and reflecting the positive evolution of the network due to the use of superior technologies.
The table below shows the Telefónica Spain’s results over the past two years:

Millions of euros
TELEFÓNICA SPAIN	2016 (*)	2017	% Reported YoY	% Organic YoY (3)
Revenues	12,815	12,653	(1.3%)	(1.2%)
Consumer (1)	6,536	6,602	1.0%	1.0%
Fusion	4,096	4,470	9.1%	9.1%
Out of Fusion	2,440	2,132	(12.6%)	(12.6%)
Corporate	3,445	3,401	(1.3%)	(1.3%)
Comunications	2,721	2,631	(3.3%)	(3.3%)
IT	724	770	6.4%	6.4%
Others (2)	2,337	2,271	(2.8%)	(2.5%)
Other income	474	410	(13.5%)	(8.0%)
Supplies	(3,406)	(3,481)	2.2%	2.2%
Personnel expenses	(3,022)	(2,212)	(26.8%)	(6.3%)
Other expenses	(2,458)	(2,418)	(1.6%)	(1.4%)
OIBDA	4,403	4,952	12.5%	(1.8%)
OIBDA margin	34.4%	39.1%	4.8 p.p.	(0.2 p.p.)
Depreciation and amortization	(1,827)	(1,688)	(7.6%)	(7.6%)
Operating income (OI)	2,576	3,264	26.7%	1.3%
CapEx	1,852	1,683	(9.1%)	(8.8%)
OpCF (OIBDA-CapEx)	2,551	3,269	28.2%	2.0%
Notes:
(*) Revised data.
(1) Consumer revenues also include freelance revenues.
(2) Other includes wholesale, subsidiaries and other revenues.
(3) See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Spain, we have made the following adjustments in order to calculate 2017/2016 variations in organic terms:

•	Changes in the scope of consolidation: the main change in 2017 compare with the previous year relates to the sale of Telecomunicaciones Personalizadas, in the last quarter of 2016.

•
Restructuring costs: the impact of certain restructuring costs related to the Voluntary Suspension Plan and other plans in Spain amounting to 165 million and 837 million euros in 2017 and 2016, respectively have been excluded.

•	Spectrum acquisition: we have excluded the impact of spectrum acquisitions in 2016, which totaled 7 million euros. During 2017 no acquisitions have been made.

•	Gains or losses on the sale of companies: in the comparative base of 2016, the gain obtained from the sale of Telecomunicaciones Personalizadas for 29 million euros was excluded.

•	Optimization of the distribution network: the impact of the provisions recorded totaling 13 and 18 million euros in 2017 and 2016, respectively, were excluded.

The table below shows 2017/2016 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA SPAIN 2017	% Reported YoY	% Organic YoY	Perimeter change	Restructuring costs	Spectrum acquisition	Capital Gains/losses on sale of companies	Spain distribution network
Revenues	(1.3%)	(1.2%)	(0.1)	—	—	—	—
Other income	(13.5%)	(8.0%)	—	—	—	(6.0)	—
Supplies	2.2%	2.2%	—	—	—	—	—
Personnel expenses	(26.8%)	(6.3%)	—	(22.3)	—	—	—
Other expenses	(1.6%)	(1.4%)	—	—	—	—	(0.2)
OIBDA	12.5%	(1.8%)	(0.1)	15.3	—	(0.7)	0.1
CapEx	(9.1%)	(8.8%)	—	—	(0.4)	—	—
OpCF (OIBDA-CapEx)	28.2%	2.0%	(0.2)	26.4	0.3	(1.1)	0.2
Results discussion

Revenues in Telefónica Spain in 2017 were 12,653 million euros, down 1.3% year-on-year in reported terms mainly as a result of the decrease in handset revenues. In organic terms (excluding Telecomunicaciones Personalizadas from the consolidation perimeter), revenues were down 1.2% year-on-year.
Given the high penetration level of convergent offers (which means the offer of more than a single service for a single price), the revenue breakdown by service is considered to be increasingly less relevant. For this reason, Telefónica Spain has established a revenue breakdown that management believes is more meaningful.

•
Consumer revenues (6,602 million euros in 2017) grew by 1.0% year-on-year in reported terms mainly driven by the growth in ARPU and in the number of customers as well as a significant improvement in the customers' mix. It is worth highlighting the strong growth in "Fusión" revenues during 2017 (4,470 million euros, +9.1% year-on-year in reported terms) which more than offset the drop in "non-Fusión" revenues.

•	Business revenues (3,401 million euros in 2017) decreased by 1.3% year-on-year in reported terms, mainly due to a better evolution in the communications revenues trend and higher IT revenues.

•
Other revenues, which include wholesale, subsidiaries and other revenues (2,271 million euros in 2017) decreased by 2.8% year-on-year in reported terms, due mainly to lower wholesale revenues from TV and MVNOs and, to a lesser extent, to the effect of price regulatory changes applicable throughout 2017 (affecting NEBA (New Ethernet Broad Band Service for Wholesale), ORLA (leased lines reference offer including Ethernet interfaces), etc.).

Fusión ARPU rose to 85.1 euros in 2017, up 5.8% year-on-year in reported terms, boosted by the demand of higher value packages and the tariff revisions, as well as the improvement in the customers' mix stimulated by the renovation of our portfolio including additional mobile lines, additional contents as well as an improvement in functionalities in the convergent offers.
OIBDA amounted to 4,952 million euros in 2017, up 12.5% year-on-year in reported terms. In 2016, OIBDA was adversely affected by the provisions recorded in connection with the restructuring costs resulting from the extension to 2018 of the ‘Employment Suspension Plan’ and other restructuring plans (837 million euros) and the restructuring of the distribution channel (18 million euros). In 2017, OIBDA included lower provisions related mainly to the ‘Employment Suspension Plan’ as a result of its increased acceptance (165 million euros), which we expect will result in further cost savings, and the restructuring of the distribution channel (13 million euros).
In organic terms, OIBDA decreased 1.8% year-on-year, mainly due to the lower wholesale revenues and higher content costs, partially offset by the decrease in personnel expenses. Personnel expenses decreased 6.3% year-on-year in organic terms driven by the savings generated by the ‘Employment Suspension Plan’ (158 million euros). On the other hand, the increase in supplies (+2.2% in reported terms) which were impacted by higher content costs and IT equipment purchases, were partially offset by the other expenses, which dropped 1.6% in reported terms principally due to lower commercial costs.
OIBDA margin was 39.1% in 2017 in reported terms, down 4.8 percentage points year-on-year in reported terms.
TELEFÓNICA UNITED KINGDOM
The table below shows the evolution of accesses in Telefónica United Kingdom over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2016	2017	%Reported YoY
Fixed telephony accesses (1)	272.6	283.9	4.1%
Internet and data accesses (2)	23.7	25.3	6.6%
Broadband	23.7	25.3	6.6%
Mobile accesses	25,462.7	25,003.9	(1.8%)
Prepay	9,701.4	9,203.7	(5.1%)
Contract	15,761.3	15,800.2	0.2%
M2M	3,266.9	3,358.9	2.8%
Final Clients Accesses	25,759.0	25,313.1	(1.7%)
Total Accesses	25,759.0	25,313.1	(1.7%)
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) Also referred to as fixed broadband accesses.

In 2017, Telefónica United Kingdom maintained a competitive position which has been underpinned by the strength of the O2 brand, new and innovative commercial propositions and customer experience. These factors have allowed the Company to maintain customer loyalty and continue to keep growing in high value customers in a competitive market.
The total access base went down by 1.7% year-on-year and stood at 25.3 million at December 31, 2017, mainly driven by a 1.8% decline in the mobile customer base.

The contract mobile customer base grew 0.2% year-on-year and stood at 15.8 million accesses, with a broadly stable 63.2% share over the total mobile base. Mobile accesses decreased by 459 thousand customers, driven by higher volatility in the prepay customer base (which decreased 5.1% year-on-year to 9.2 million at December 31, 2017) and 228 thousand inactive disconnections in postpay. Smartphone penetration reached 76.5% of the total mobile accesses base, up 8.1 percentage points year-on-year. LTE customers, increased by 6.6% year-on-year reaching 12.9 million at December 31, 2017. LTE penetration reached 59.6% of the total mobile access base.
The table below shows the evolution of Telefónica United Kingdom´s results over the past two years:

Millions of euros
TELEFÓNICA UNITED KINGDOM	2016	2017	% Reported YoY	% Organic YoY (1)

Revenues	6,861	6,540	(4.7%)	2.2%
Mobile service revenues (2)	5,363	5,050	(5.8%)	1.0%
Other income	148	135	(9.0%)	(2.4%)
Supplies	(3,226)	(3,125)	(3.1%)	3.9%
Personnel expenses	(528)	(442)	(16.2%)	(3.4%)
Other expenses	(1,546)	(1,469)	(5.0%)	1.9%
OIBDA	1,709	1,639	(4.1%)	0.7%
OIBDA margin	24.9%	25.1%	0.1 p.p.	(0.4 p.p.)
Depreciation and amortization	(1,090)	(1,047)	(4.0%)	3.0%
Operating income (OI)	619	592	(4.3%)	(3.1%)
CapEx	931	827	(11.2%)	(4.8%)
OpCF (OIBDA-CapEx)	778	812	4.4%	6.9%
(1) See adjustments made to calculate organic variation below.
(2) Mobile service revenues include revenues from MVNOs since 1 January 2017, which were previously accounted as "Handset revenues and others"; these criteria are applied across Telefónica Group. For comparative purposes, mobile services and handset revenues for 2016 are reported using the same criteria.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica United Kingdom, we have made the following adjustments in order to calculate 2017/2016 variations in organic terms:

•
Exchange rate effect: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year. In particular, we have used the average foreign exchange rates of 2016 for both years.

•	Restructuring costs: we have excluded the impact in 2017 and 2016 of restructuring costs, amounting to 314 thousand euros and 37 million euros, respectively.
The table below shows 2017/2016 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA UNITED KINGDOM 2017	% Reported YoY	% Organic YoY	Exchange rate effect	Restructuring costs

Revenues	(4.7%)	2.2%	(6.9)	—
Other income	(9.0%)	(2.4%)	(6.6)	—
Supplies	(3.1%)	3.9%	(7.0)	—
Personnel expenses	(16.2%)	(3.4%)	(6.1)	(7.0)
Other expenses	(5.0%)	1.9%	(6.9)	—
OIBDA	(4.1%)	0.7%	(7.0)	2.2
CapEx	(11.2%)	(4.8%)	(6.4)	—
OpCF (OIBDA-CapEx)	4.4%	6.9%	(7.6)	4.8
Results discussion
Total revenues were 6,540 million euros in 2017, down by 4.7% year-on-year in reported terms mainly due to the depreciation of the pound sterling (which accounted for 6.9 p.p. of the year-on-year decrease). In organic terms, revenues increased by 2.2% year-on-year due mainly to higher mobile service revenues and the handset revenues growth as well as revenues linked to M2M programs.

•
Mobile service revenues totaled 5,050 million euros in 2017, down by 5.8% year-on-year in reported terms due mainly to the depreciation of the pound sterling (which accounted for 6.8 p.p. of the year-on-year decrease). Excluding this impact, mobile service revenues grew by 1.0% due to the increase in "In-Bundle" tariffs (which are linked to the RPI (Retail Price Index)) and the higher data consumption that offset the significant negative impact from changes in the European roaming regulation that became effective on June 15, 2017.

Mobile ARPU decreased by 6.5% year-on-year in reported terms due mainly to the depreciation of the pound sterling. In organic terms, ARPU increased by 0.3% with a data ARPU growth of 1.1% y-o-y, despite the significant negative impact from changes in the European roaming regulation, due to the growth of high-speed network penetration that led to the increased adoption of high end tariffs by our customers.

TELEFÓNICA UNITED KINGDOM	2016	2017	%YoY	%Organic YoY
Voice Traffic (millions of minutes)	93,306	94,723	1.5%	1.5%
ARPU (EUR)	17.0	15.9	(6.5%)	0.3%
Prepay	7.5	6.9	(7.0%)	0.3%
Contract (1)	28.8	26.8	(6.8%)	0.2%
Data ARPU (EUR)	10.3	9.7	(5.8%)	1.1%
% non-SMS over data revenues (2)	64.2%	65.5%	1.3 p.p.	1.3 p.p.
Notes:
(1) Excludes M2M.
(2) Mobile data revenues have been revised, for comparative purposes mobile data revenues for 2016 are reported using the same criteria.

OIBDA totaled 1,639 million euros in 2017, down by 4.1% year-on-year in reported terms, as a result mainly of the depreciation of the pound sterling. In organic terms, OIBDA increased by 0.7% year-on-year as a result mainly of higher mobile service revenues (+1.0% y-o-y in organic terms) despite the significant negative impact from the new European roaming regulation (RLAH "Roaming Like at Home") and the costs growth, associated with 4G network deployment needed to support the higher data traffic demand.
The OIBDA margin stood at 25.1% in 2017, with an increase of 0.1 percentage points in reported terms compared to 2016.

TELEFÓNICA GERMANY
The below table shows the evolution of accesses in Telefónica Germany over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2016	2017	%Reported YoY
Fixed telephony accesses (1)	2,010.3	1,979.6	(1.5%)
Internet and data accesses (2)	2,324.5	2,281.5	(1.9%)
Broadband	2,104.0	2,072.2	(1.5%)
FTTx	805.5	1,151.6	43.0%
Mobile accesses	44,320.7	43,154.7	(2.6%)
Prepay	23,784.0	21,880.9	(8.0%)
Contract	20,536.6	21,273.8	3.6%
M2M	787.8	1,027.0	30.4%
Final Clients Accesses	48,655.5	47,415.8	(2.5%)
Wholesale Accesses	691.0	188.1	(72.8%)
Total Accesses	49,346.4	47,603.9	(3.5%)
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) Also referred to as fixed broadband accesses.

During 2017 Telefónica Germany maintained solid operational momentum in a dynamic competitive environment increasingly focused on the monetization opportunity driven by large data packages. Data usage showed significant y-o-y growth, supported by the good reception from new and existing customers of the O2 Free 15th anniversary promotions and the new O2 Free portfolio.
The total access base decreased 3.5% year-on-year and stood at 47.6 million at December 31, 2017, mainly driven by a 2.6% decrease in the mobile base (which fell to 43.2 million).
The contract mobile customer base grew 3.6% year-on-year and reached 21.3 million accesses, with a broadly stable 49.3% share over the total mobile base. Net adds reached 0.7 million contract accesses due to the solid contribution of partners (second brands) and increasing demand for tariffs with large data volumes. Smartphone penetration reached 60.9% of the total mobile access base, up 1.4 percentage points year-on-year driven by the continued growth of LTE customers (+31% year-on-year reaching 15.8 million at December 31, 2017) which reflects the continuous demand by customers for high speed mobile data access. LTE penetration reached 37.4% of the total mobile access base.
The prepay mobile access base decreased 8.0% year-on-year to 21.9 million. The prepay segment lost 1.9 million accesses in 2017 mainly due to a technical base adjustment of 1.2 million inactive users driven by IT-harmonization after systems integration and the implementation of regulatory changes (mainly, the need for a legitimation check for prepay SIM-cards as well as requirements applicable to European travelers).
The retail broadband net additions were negative in 2017 with 31.8 thousand accesses. VDSL accesses grew driven by strong demand with 346 thousand net additions in 2017 (+19.9% year-on-year), while the wholesale DSL customer base continued to fall according to the planned dismantling of the old legacy infrastructure.

The table below shows the evolution of Telefónica Germany’s results over the past two years:

Millions of euros
TELEFÓNICA GERMANY	2016 (*)	2017	% Reported YoY	% Organic YoY (1)

Revenues	7,503	7,296	(2.8%)	(2.8%)
Mobile Business	6,498	6,415	(1.3%)	(1.3%)
Mobile service revenues	5,437	5,287	(2.8%)	(2.8%)
Fixed Business	981	862	(12.2%)	(12.2%)
Other income	146	159	9.2%	9.2%
Supplies	(2,452)	(2,396)	(2.3%)	(2.6%)
Personnel expenses	(646)	(642)	(0.6%)	(0.3%)
Other expenses	(2,780)	(2,596)	(6.6%)	(6.6%)
OIBDA	1,771	1,821	2.8%	2.9%
OIBDA margin	23.6%	25.0%	1.4 p.p.	1.4 p.p.
Depreciation and amortization	(2,200)	(1,954)	(11.2%)	(10.9%)
Operating income (OI)	(429)	(133)	(69.1%)	(85.3%)
CapEx	1,107	951	(14.2%)	(13.7%)
OpCF (OIBDA-CapEx)	664	870	31.1%	27.4%
(*) Revised data.
(1) See adjustments made to calculate organic variation below.
Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Germany, we have made the following adjustments in order to calculate 2017/2016 variations in organic terms:

•
Restructuring costs: we have excluded the impact of restructuring costs associated with simplification processes implemented in Germany. In 2017, restructuring costs had an 82 million euros impact on OIBDA. In 2016, restructuring costs had a 89 million euros impact on OIBDA.

•	Spectrum acquisition: the CapEx organic variation exclude spectrum acquisition, which in 2017 amounted to 1 million euros (6 million euros in 2016).

•
Changes in the scope of consolidation: in 2016, we have excluded the results of four months of the tower business transferred to Telxius on May 1, 2016, which had a 12 million euros impact on OIBDA (11 million euros on OpCF).

The table below shows 2017/2016 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement measures and CapEX and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA GERMANY 2017	%ReportedYoY	%Organic YoY	Restructuring costs	Spectrum acquisition	Perimeter change
Revenues	(2.8%)	(2.8%)	—	—	—
Other income	9.2%	9.2%	—		—
Supplies	(2.3%)	(2.6%)	—	—	0.3
Personnel expenses	(0.6%)	(0.3%)	(0.3)	—	—
Other expenses	(6.6%)	(6.6%)	(0.2)	—	0.1
OIBDA	2.8%	2.9%	0.4	—	(0.7)
CapEx	(14.2%)	(13.7%)	—	(0.5)	(0.1)
OpCF (OIBDA-CapEx)	31.1%	27.4%	1.1	0.8	(1.7)
Results discussion

Total revenues were 7,296 million euros in 2017 down 2.8% year-on-year in reported terms due mainly to the lower service revenues.
Mobile service revenues totaled 5,287 million euros in 2017, decreasing 2.8% year-on-year in reported terms due to the negative impact of regulatory developments (termination rate cuts and European roaming regulation), OTT trends, the higher share of wholesale revenues and the ongoing legacy base rotation. Telefónica Germany continued to focus on data revenues, which decreased by 0.2% and accounted for 56% of mobile service revenues in 2017. Non-P2P SMS data revenues amounted to 2,398 million euros (increasing +5.0% year-on-year) and accounted for 80.3% of the total data revenues (+4 p.p. year-on-year).
Fixed revenues were 862 million euros in 2017 (down 12.2% year-on-year), as a result of the lower year-on-year customer base in retail DSL and the planned phasing-out of the wholesale DSL business.
Mobile ARPU was 9.7 euros in 2017 (down 5.7% year-on-year), while contract ARPU stood at 15.5 euros (down 6.0% year-on-year), as a result of the regulatory developments, high pricing pressure in a competitive market, a higher share of wholesale customers in the customer base and the consequent change in the weight of retail to wholesale. Data ARPU was 5.6 euros (down 2.8% year-on-year).

TELEFÓNICA GERMANY	2016	2017	%YoY
Voice Traffic (millions of minutes)	113,896	98,084	(13.9%)
ARPU (EUR)	10.3	9.7	(5.7%)
Prepay	5.7	5.2	(8.5%)
Contract (1)	16.5	15.5	(6.0%)
Data ARPU (EUR)	5.7	5.6	(2.8%)
% non-SMS over data revenues (2)	76.3%	80.3%	4.0 p.p.
Notes:
(1) Excludes M2M.
(2) Mobile data revenues have been revised, for comparative purposes mobile data revenues for 2016 are reported using the same criteria.

OIBDA totaled 1,821 million euros in 2017, increasing 2.8% year-on-year in reported terms. In organic terms, OIBDA grew by 2.9% year-on-year, driven by the integration synergies captured (as a consequence of the integration of activities after the E-Plus acquisition in 2014) and the capital gains on the sale of assets, which offset the decrease in service revenues as a result of the impact of regulation and the continued commercial investments to drive O2 brand positioning.

The OIBDA margin stood at 25.0% in reported terms for 2017, up 1.4 percentage points compared to 2016.
TELEFÓNICA BRAZIL
The below table shows the evolution of accesses in Telefónica Brazil over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2016	2017	%Reported YoY
Fixed telephony accesses (1)	14,338.4	13,837.3	(3.5%)
Internet and data accesses (2)	7,383.2	7,534.5	2.0%
Broadband	7,311.0	7,466.1	2.1%
FTTx/Cable	4,145.8	4,541.0	9.5%
Mobile accesses	73,769.8	74,931.3	1.6%
Prepay	40,387.2	38,168.1	(5.5%)
Contract	33,382.6	36,763.2	10.1%
M2M	5,005.1	6,312.5	26.1%
Pay TV	1,712.7	1,587.7	(7.3%)
Final Clients Accesses	97,204.2	97,890.8	0.7%
Wholesale Accesses	17.9	14.3	(20.4%)
Total Accesses	97,222.2	97,905.1	0.7%
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) Also referred to as fixed broadband accesses.

Telefónica Brazil closed the year 2017 improving its competitive position in the mobile market. In the mobile business, leadership has been maintained in the higher value segments, which permitted the operator to capture mobile market revenue growth in 2017. In the fixed business, the transformation towards value-added clients resulted in the increase in fiber in broadband and in IPTV in the Pay-TV business.
Revenues and OIBDA evolution was positively supported by the acceleration of mobile adoption and the good evolution of fiber and IPTV. Additionally, Telefónica Brazil carried out cost control measures and generated benefits from the synergies with GVT that offset the negative impacts of adverse political conditions in Brazil, the aggressiveness of competitors and the worsening of the traditional fixed business.
However, results in 2017 were adversely affected by the interconnection tariff reduction in the mobile business (-45.6%), in the retail fixed-mobile tariff (-17.7%), in the fixed-local tariff (-35.3%) and in the fixed-interurban tariff (-50.9%) since February 25, 2017.
Telefónica Brazil reached 97.9 million accesses at December 31, 2017, up 0.7% compared with December 2016.
In the mobile business, the strategic focus remained on gaining and retaining high value customers, reaching a market share of 41.8% in the contract segment as of December 31, 2017 (Source: Anatel), preserving the leadership. Telefónica Brazil maintained its market leadership in terms of total accesses with a market share of 31.7% as of December 2017 (source: Anatel), driven in part by the contract clients growth (10.1% year-on-year), which offset the fall in prepaid clients (-5.5% year-on-year). The improvement in contract accesses is the consequence of the offering of more attractive plans, the applications and certain special roaming plans for pure contract clients.
In its fixed business, Telefónica Brazil maintained its strategic focus on fiber deployment, with 18.4 million premises passed with fiber at December 31, 2017 and 4.5 million homes connected. Traditional accesses decreased 3.5% due to the fixed-mobile substitution. Retail broadband accesses totaled 7.5 million accesses at the end of 2017, increasing 2.1% year-on-year. Among them, 61% accesses were connected with FTTx. Pay TV customers reached 1.6 million as of December 31, 2017, down 7.3% year-on-year due to the discontinuation of the DTH business and a commercial strategy based on value clients of IPTV. IPTV accesses increased in relevance representing 24% of total Pay TV accesses.

The table below shows the evolution of Telefónica Brazil’s results over the past two years:

Millions of euros
TELEFÓNICA BRAZIL	2016(*)	2017	% Reported YoY	% Organic YoY (1)

Revenues	11,090	12,019	8.4%	1.4%
Mobile Business	6,663	7,360	10.5%	3.7%
Mobile service revenues	6,351	7,062	11.2%	4.4%
Fixed Business	4,427	4,659	5.2%	(2.1%)
Other income	348	358	2.9%	(3.6%)
Supplies	(2,260)	(2,268)	0.4%	(6.2%)
Personnel expenses	(1,165)	(1,196)	2.6%	(1.2%)
Other expenses	(4,311)	(4,722)	9.5%	1.7%
OIBDA	3,702	4,191	13.2%	6.0%
OIBDA margin	33.4%	34.9%	1.5 p.p.	1.5 p.p.
Depreciation and amortization	(2,036)	(2,228)	9.4%	2.6%
Operating income (OI)	1,666	1,963	17.9%	10.0%
CapEx	2,137	2,225	4.1%	(0.1%)
OpCF (OIBDA-CapEx)	1,566	1,966	25.5%	13.6%
(*) Revised data
(1) See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Brazil, we have made the following adjustments in order to calculate 2017/2016 variations in organic terms:

•
Exchange rate effect: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year. In particular, we have used the average foreign exchange rates of 2016 for both years.

•
Changes in the scope of consolidation: the 2016 comparative figures for organic changes included the six months impact of the consolidation of Terra Networks Brazil in this segment which had an impact of 14 million euros on OIBDA and 13 million euros on OpCF for 2016, and excluded the results of three months of the tower business transferred to Telxius on April 1, 2016, which had an impact of 4 million euros on OIBDA and OpCF.

•
Restructuring costs: we have excluded the impact of restructuring costs associated with the simplification processes implemented in Telefónica Brazil. In 2016, these restructuring costs totaled 40 million euros. There were no such restructuring costs during 2017.

•	Results of tower sales: the results attributable to the sale of towers have been excluded (107 thousand euros in 2017 and 100 thousand euros in 2016).

•	Spectrum acquisition: the impact of spectrum acquisitions has been excluded (48 million euros in 2016).

•	Contingencies: the impact of the provision of certain regulatory contingencies in 2017 is excluded in Telefónica Brasil (50 million euros).

The table below shows 2017/2016 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA BRAZIL 2017	% Reported YoY	% Organic YoY	Exchange rate effect	Perimeter change	Restructuring costs	Towers sales	Spectrum acquisition	Contingencies
Revenues	8.4%	1.4%	6.7	0.3	—	—	—	—
Other income	2.9%	(3.6%)	(6.4)	(0.1)	—	—	—	—
Supplies	0.4%	(6.2%)	6.2	0.4	—	—	—	—
Personnel expenses	2.6%	(1.2%)	6.4	0.8	(3.5)	—	—	—
Other expenses	9.5%	1.7%	6.8	—	—	—	—	1.1
OIBDA	13.2%	6.0%	7.0	0.3	1.1	—	—	(1.3)
CapEx	4.1%	(0.1%)	6.5	0.1	—	—	(2.3)	—
OpCF (OIBDA-CapEx)	25.5%	13.6%	7.8	0.6	2.6	—	3.1	(3.0)
Results discussion
Revenues totaled 12,019 million euros in 2017, up 8.4% in reported terms, due mainly to the appreciation of the Brazilian real (which accounted for +6.7 p.p. of the evolution) and the changes in the consolidation perimeter (+0.3 p.p.). In organic terms, the year-on-year increase was 1.4%, principally due to the good evolution in the mobile business (+3.7% year-on-year) despite the negative impact from the decrease of the regulated tariffs.

•
Revenues from the mobile business totaled 7,360 million euros in 2017, up 10.5% in reported terms due mainly to the appreciation of the Brazilian real (which accounted for 6.9 p.p. of the evolution). In organic terms, revenues from the mobile business increased by 3.7% due to the positive evolution of service revenues (+4.4% year-on-year) as a result of the higher weight of the contract clients, who generally use more data and other services over connectivity, that offset the decrease in interconnection tariffs and the decline in prepaid revenues associated with a smaller customer base. Additionally, handset revenues slowed down by 4.5% in reported terms due to a lower commercial activity, which was focused on higher value clients.

•
Fixed telephony revenues totaled 4,659 million euros, up 5.2% in reported terms due mainly to the appreciation of the Brazilian real (which accounted for 6.5 p.p. of the evolution) and the impact of the consolidation of Terra Networks Brasil (0.8 p.p.), which offset the regulatory impact of the decrease in the fixed-mobile and fixed-fixed tariffs and the decrease in voice traffic. In organic terms, revenues were down by 2.1%, mainly due to the regulatory impact of such tariff decreases and the decrease in voice traffic, which more than offset the increase in broadband and new services revenues, which were up by 8.3% year-on-year in organic terms supported by the increase in fiber revenues, from high-value customers.

The mobile ARPU increased 7.8% year-on-year in reported terms due mainly to the better quality of the customer base and the expansion of data revenues as well as the appreciation of the Brazilian real. In organic terms, it increased 2.6% year-on-year as a consequence of the higher data ARPU which more than offset the negative impact of the reduction in the mobile termination rates.

TELEFÓNICA BRAZIL	2016	2017	%YoY	%Local Currency YoY
Voice Traffic (millions of minutes)	373,074	333,752	(10.5%)	(10.5%)
ARPU (EUR)	7.1	7.7	7.8%	2.6%
Prepay	3.4	3.7	11.1%	(3.4%)
Contract (1)	12.9	14.4	11.2%	1.5%
Data ARPU (EUR)	3.5	5.4	55.0%	32.4%
% non-SMS over data revenues (2)	89.3%	92.2%	2.9 p.p.	3.0 p.p.
Notes:
(1) Excludes M2M.
(2) Mobile data revenues have been revised, for comparative purposes mobile data revenues for 2016 are reported using the same criteria.

OIBDA stood at 4,191 million euros in 2017, up 13.2% in reported terms. This evolution was affected by the appreciation of the Brazilian real (+7.0 p.p.) and the changes in the consolidation perimeter (+0.3 p.p.). In organic terms, the year-on-year increase was 6.0% due to the contract and fiber revenues improvement, as well as cost efficiencies and higher synergies from the consolidation of GVT in 2015. Personnel expenses totaled 1,196 million euros in 2017, up 2.6% in reported terms mainly as the result of the appreciation of the Brazilian real. In organic terms, personnel expenses decreased by 1.2% year-on-year as a result of the restructuring plans implemented in 2016. In addition, supplies costs fell (-6.2% in organic terms) thanks to the positive impact of the interconnection tariff reduction and synergies from the consolidation of GVT achieved mainly in content costs.
The OIBDA margin stood at 34.9% in reported terms for 2017, up 1.5 percentage points in reported and organic terms compared to 2016.
TELEFÓNICA HISPANOAMÉRICA
The below table shows the evolution of accesses in Telefónica Hispanoamérica over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2016	2017	%Reported YoY
Fixed telephony accesses (1) (2)	11,938.6	11,493.1	(3.7%)
Internet and data accesses (2) (3)	5,707.9	5,885.3	3.1%
Broadband	5,570.7	5,735.2	3.0%
Mobile accesses	115,284.5	110,563.7	(4.1%)
Prepay	89,461.2	84,822.4	(5.2%)
Contract	25,823.3	25,741.3	(0.3%)
M2M	2,561.3	2,886.5	12.7%
Pay TV	2,919.2	3,032.4	3.9%
Final Clients Accesses	135,850.3	130,974.6	(3.6%)
Wholesale Accesses	66.5	36.7	(44.8%)
Total Accesses Hispanoamérica	135,916.8	131,011.3	(3.6%)
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) Following the pre-payment of the debt derived from the operating agreement with PARAPAT in Colombia and after taking over its subsidiaries Telebucaramanga, Metrotel and Optecom, the consolidated results are included in the fixed business from October 1, 2017.
(3) Also referred to as fixed broadband accesses.

Total accesses reached 131.0 million at December 2017 (-3.6% year-on-year).
Mobile accesses fell by 4.1% year-on-year to 110.6 million customers, mainly due to a lower prepaid customer base.

•
Contract accesses remained broadly unchanged from the previous year, with a good performance in Argentina (+4.9%), Mexico (+13.0%) and Colombia (+4.0%), compensating the negative evolution in Peru (-17.5%) which faced a complicated competitive environment.

•
Prepaid accesses decreased 5.2% y-o-y, with negative net adds of 4.6 million accesses at December 31, 2017, mainly as a result of the evolution in Argentina (-1.9 million accesses), Mexico (-1.7 million accesses) and Peru (-758 thousand accesses), which was partially offset by Colombia (+721 thousand accesses) where we were the only operator with positive results in the prepay segment. Lower accesses were mainly the result of intense market competition and our continued focus on attracting high-value customers.

•
The smartphone customer base increased 11.3% year-on-year at December 31, 2017, reaching 51.3 million accesses (+5.2 million compared to December 2016) with a mobile access penetration of 48% (+6.8 p.p. y-o-y), growing in all countries of the region except Mexico (-3.2%) and Venezuela (-3.0%). In addition, accesses with 4G terminals increased 77%, reaching 27.4 million accesses by year-end.

Fixed accesses stood at 11.5 million at December 31, 2017 (-3.7% y-o-y) with negative net adds of 445 thousand customers, due to the erosion of the traditional fixed business, which more than offset the inclusion of 315 thousand accesses in Colombia of Tele-Bucaramanga and MetroTel in 2017.
Fixed broad band accesses reached 5.7 million at December 31, 2017 (+3.0% y-o-y), mainly due to the inclusion of 236 thousand accesses in Colombia of Tele-Bucaramanga and MetroTel and, to a lesser extent, due to the good results in Peru (+6.2%) and Chile (+1.7%) which offset the decrease in accesses in Argentina (-10.1%), as the operator focused on fiber (high-value customers), which affected the growth in the copper business. The penetration of FBB accesses over fixed accesses stood at 50% (+3.2 p.p. y-o-y), focusing on UBB deployment in the region, reaching 6.8 million real estate units and 1.8 million connected accesses (+61% y-o-y). The penetration of UBB accesses over fixed broadband accesses stood at 31% (+11 p.p. y-o-y).
Pay TV accesses stood at 3 million (+3.9% y-o-y) registering net adds of 113 thousand accesses with positive results in all countries of the region that offer the service, and mainly Peru (+7.2%), Chile (+3.6%) and Colombia (+2.4%).
The table below shows the evolution of Telefónica Hispanoamérica’s results over the past two years:

Millions of euros
TELEFÓNICA HISPANOAMÉRICA	2016 (*)	2017	% Reported YoY	% Organic YoY (1)

Revenues	12,579	12,552	(0.2%)	15.3%
Mobile Business	8,580	8,588	0.1%	19.0%
Mobile service revenues	7,627	7,408	(2.9%)	17.4%
Fixed Business	3,999	3,964	(0.9%)	7.5%
Other income	274	274	0.0%	5.8%
Supplies	(3,718)	(3,664)	(1.5%)	4.3%
Personnel expenses	(1,587)	(1,647)	3.7%	28.1%
Other expenses	(4,074)	(3,977)	(2.4%)	15.8%
OIBDA	3,474	3,538	1.8%	19.9%
OIBDA margin	27.6%	28.2%	0.6 p.p	1.2 p.p
Depreciation and amortization	(2,189)	(2,191)	0.1%	9.6%
Operating income (OI)	1,285	1,347	4.8%	31.3%
CapEx	2,615	2,678	2.4%	8.6%
OpCF (OIBDA-CapEx)	859	860	0.1%	38.3%
(*) Revised data.
(1) See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Hispanoamérica, we have made the following adjustments in order to calculate 2017/2016 variations in organic terms:

•
Exchange rate effects and hyperinflationary adjustments in Venezuela: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year. In particular, we have used the average foreign exchange rates of 2016 for both years. We have also excluded the impact of hyperinflationary adjustments in Venezuela, by reversing such adjustments.

•
Changes in the scope of consolidation: the results of the Colombian companies Telebucaramanga, Metrotel and Optecom (which were acquired in October 2017 and had a 4 million euros impact on OIBDA before restructuring costs) have been excluded, as well as the results in 2016 of the towers business transferred to Telxius (on April 1, 2016 by Telefónica Peru and on May 1, 2016 by Telefónica Chile) which had a 3 million euros impact on OIBDA and a 2 million euros impact on OpCF.

•	Restructuring costs: we have excluded the impact of restructuring costs in 2017 and 2016, amounting to 103 and 84 million euros impact in OIBDA, respectively.

•	Results of tower sales: the results attributable to the sale of towers have been excluded (7 million euros in 2017 and 1 million euros in 2016).

•	Spectrum acquisition: the impact of spectrum acquisitions amounting to 537 million euros has been excluded in 2017 (470 million euros in Colombia) and 2016 (284 million euros, corresponding to Peru).

•
Capital gains and losses on sales of companies: gains and losses obtained from the sale of companies are excluded to calculate organic variations. In 2016, the profit from the sale of Telefé for 15 million euros was excluded.

•
Goodwill impairments: impairment losses from goodwill in consolidation are excluded to calculate organic variations. In 2016, the impairment loss on the goodwill assigned to Telefónica Venezolana and Telefónica Móviles Mexico amounting to 124 and 91 million euros, respectively, was excluded.

•	Other adjustments: the positive result of Telefónica Venezuela tariff increases in the last quarter of 2017 is excluded (6 million euros in revenues and 2 million euros in OIBDA).
The table below shows 2017/2016 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA HISPANOAMÉRICA 2017	% Reported YoY	% Organic YoY	Exchange rate effect and hyperinflation	Restructuring costs	Towers sales	Spectrum acquisition	Capital Gains/losses on sale of companies	Impairments	Perimeter change	Other adjustments
Revenues	(0.2%)	15.3%	(15.6)	—	—	—	—	—	0.2	—
Other income	0.0%	5.8%	(2.9)	—	2.4	—	(5.3)	—	—	—
Supplies	(1.5%)	4.3%	(6.0)	—	—	—	—	—	0.3	—
Personnel expenses	3.7%	28.1%	(24.5)	1.7	—	—	—	—	0.2	—
Other expenses	(2.4%)	15.8%	(21.5)	—	—	—	—	(5.3)	0.2	9.5
OIBDA	1.8%	19.9%	(24.8)	(0.7)	0.2	—	(0.4)	6.2	—	0.1
CapEx	2.4%	8.6%	(15.2)	—	—	9.7	—	—	0.3	—
OpCF (OIBDA-CapEx)	0.1%	38.3%	(54.0)	(3.0)	0.7	(29.6)	(1.7)	25.0	(0.7)	0.2
Results discussion

Revenues amounted to 12,552 million euros in 2017, decreasing 0.2% year-on-year in reported terms. This decrease was mainly driven by the foreign exchange effects and the hyperinflation in Venezuela which decreased growth by 15.6 p.p. In organic terms, revenues would have grown by 15.3% year-on-year, driven by the good performance of data revenues, both mobile and fixed revenues, and the increase in TV revenues and handset sales revenues, in spite of interconnection tariff reductions.

•
Mobile service revenues reached 7,408 million euros in 2017, decreasing 2.9% year-on-year in reported terms. This decrease was mainly driven by the foreign exchange effects and the hyperinflation in Venezuela which decreased growth by 20.3 p.p. Excluding this effect, these revenues would have grown by 17.4%. Mobile service revenues performance by country was as follows:

•
In Argentina, mobile service revenues reached 1,966 million euros in 2017, increasing by 20.8% year-on-year in reported terms. This increase was due mainly to upward adjustment in tariffs, higher consumption in postpaid, a bigger customer base with top-ups and a higher top-up volume in prepaid, which more than offset the foreign exchange effect (which decreased growth by 16.6 p.p.). Excluding this effect, these revenues would have grown by 37.4%.

•
In Mexico, mobile service revenues reached 1,102 million euros in 2017, decreasing by 11.6% year-on-year in reported terms. This decrease was attributable in part to the foreign exchange effect, which decreased growth by 2.8 p.p. Excluding this effect, these revenues decreased by 8.8%, principally as a result of the performance of the prepay revenues which were affected by the 7.1% decrease in the customer base, which more than offset the positive impact of the interconnection agreements entered into during the first half of 2016 (37 million euros).

•
In Chile, mobile service revenues reached 1,069 million euros in 2017, decreasing by 3.0% year-on-year in reported terms, due mainly to the lower outgoing mobile revenues, which were affected by extremely aggressive competition, and lower FBB revenues, also as a result of increased competition that affected ARPU growth and our customer base (which was negatively impacted by churn level). These factors more than offset the positive impact of the foreign exchange effect. In local currency, these revenues decreased by 5.1%.

•
In Peru, mobile service revenues reached 1,072 million euros in 2017, decreasing by 11.1% year-on-year in reported terms. The decrease in revenues was mainly due to lower prepay and postpaid revenues as a consequence of higher competitiveness in the market with the launching of voice and data unlimited plans, the offering of high subsidies and portability with discounts of 50%. These actions resulted in net losses of customers and lower ARPU levels. These factors more than offset the positive impact of the foreign exchange effect. In local currency, these revenues decreased by 12.5%.

•
In Colombia, mobile service revenues reached 768 million euros in 2017, increasing by 3.4% year-on-year in reported terms, affected by the foreign exchange effect which accounted for 1.4 percentage points of the increase. In local currency, these revenues increased by 2.0% due to higher interconnection tariffs and improvements in our offers, directed to high-value customers.

•
Data revenues in the segment reached 4,119 million euros in 2017, increasing by 10.7% year-on-year in reported terms, due to the higher data revenues in all countries of the region except Chile and Peru. This increase was significantly offset by the foreign exchange effects and the impact of hyperinflationary adjustments in Venezuela (which detracted 24.3 p.p. of the increase). Excluding this effect, the data revenues would have been up by 35.0 % year-on-year.

•
Fixed business revenues reached 3,964 million euros in 2017, decreasing by 0.9% year-on-year in reported terms. Excluding foreign exchange effects and the impact of hyperinflationary adjustments in Venezuela (-8.9 p.p.) and the changes in the scope of consolidation of the Colombian companies of Telebucaramanga, Metrotel and Optecom (-0.6 p.p.), these revenues would have grown by 7.5% year-on-year due to higher TV revenues and fixed broadband, offsetting the decline in accesses and voice revenues. Argentina in particular, experienced acceleration in the fixed business with strong growth of broadband revenues due to adjustment of tariffs, improving speed and a better quality of the access base.

OIBDA reached 3,538 million euros in 2017, increasing 1.8% year-on-year in reported terms, as a result mainly of the increase in revenues and, to a lesser extent the impairment losses from goodwill in 2016 (which accounted for 6.2 p.p.), which more than offset the impact of foreign exchange effects and hyperinflationary adjustments in Venezuela (which decreased growth by 24.8 p.p.) and restructuring costs made by the company (which decreased growth by 0.7 p.p.). In organic terms, OIBDA would have increased 19.9%, due to higher revenues in spite of higher interconnection, network and IT expenses. The higher expenses are explained by:

•
higher supply costs due to higher content costs, purchase of fixed equipment and recharge of prepaid cards that offset the lower interconnection costs resulting from lower costs in Mexico, Chile, Ecuador and Colombia;

•
higher personnel expenses driven by the increase of inflation in some countries of the region, which could not be offset by the savings resulting from the restructuring plans carried out during the previous year. Restructuring plans carried out in 2017, amounting to 103 million euros, affected mainly Mexico, Central America, Argentina, Peru, Colombia and Chile, and

•
higher network expenses, mainly in Venezuela, Argentina and Mexico due to the expansion of the fixed and mobile networks, as well as the impact of inflation and depreciation of Latin American currencies against the U.S. dollar.

Below, is additional information by country:

•
Argentina: OIBDA amounted to 971 million euros in 2017, increasing 21.8% in reported terms. The exchange rate effect reduced growth by 16.7 percentage points. In local currency, the year-on-year variation was 38.5%, due to the good performance of revenues, which more than offset the effect of higher expenses as a result of inflation. Personnel expenses also increased as a result of the ongoing restructuring plans of the company and interconnection expenses increased due to tariff increases.

•
Mexico: OIBDA amounted to 302 million euros in 2017; decreasing 2.2% in reported terms affected by the exchange rate effect which reduced growth in 3.1 percentage points. In local currency, OIBDA increased by 0.9% reflecting the positive evolution of prepaid revenues as well as the positive impact of interconnection agreements entered into in the first quarter of 2016 and the cost efficiencies achieved. Moreover, personnel expenses increased in 2017 as a result of the restructuring plans of the company.

•
Chile: OIBDA amounted to 630 million euros in 2017, decreasing 10.5% in reported terms due to a limited extent to the exchange rate evolution that reduced variation in 2.0 percentage points. Excluding this effect, OIBDA would have decreased by 12.4%, as a result of the reduction in revenues mentioned above. In addition, there were higher personnel expenses in 2017 as a result of the restructuring plans of the company.

•
Peru: OIBDA amounted to 588 million euros in 2017, decreasing 24.5% in reported terms (with the exchange rate evolution having a positive impact of 1.2 percentage points). In local currency, OIBDA decreased by 25.7%, affected by the service revenue reduction. In addition, there were higher personnel expenses in 2017 as a result of the restructuring plans of the company.

•
Colombia: OIBDA amounted to 482 million euros in 2017, increasing 3.7% in reported terms, due in part to the exchange rate evolution that accounted for 1.4 percentage points of the increase. In local currency, OIBDA increased by 2.3% due to the good performance of revenues as well as lower supplies associated with lower interconnection tariffs and efficiencies in other expenses. Personnel expenses in 2017 increased as a result of the restructuring plans of the company.

OIBDA margin reached 28.2% in 2017, and increased by 0.6 percentage points year-on-year in reported terms. Excluding the foreign exchange effects and the impact of hyperinflationary adjustments in Venezuela, OIBDA margin would have increased by 2.8 percentage points, due principally to the higher margin in Argentina (+1.2 p.p.) and Mexico (+0.7 p.p.). Peru (-5.8 p.p.) and Chile (-3.7 p.p.) showed a reduction in OIBDA margin.

2016 highlights
In 2016 Telefónica took further steps aimed at achieving profitable and sustainable long-term growth, and improving in efficiencies and synergies, which resulted in a higher OIBDA (+14.3% year-on-year in reported terms). Additionally, the investment levels over total revenues continued above 17% with a total amount of 8,928 million euros, with more than 2,000 million euros dedicated to LTE and ultra-broad band (“UBB”). The Company closed the year with a total of 350 million accesses, representing a stable growth level (0.7% versus 2015), where the downward growth trend in prepay and fixed voice was more than compensated by the growth in value customers. Post-pay customers, which grew by 6.3% year-on-year, reaching 111 million customers, while fiber customers amounted to 7.3 million customers at December 2016, representing a 18.9% increase year-on-year.
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
Telefónica’s total accesses totaled 350.0 million as of December 31, 2016. Group accesses increased by 0.7% year-on-year, mainly as a result of the solid growth in Telefónica Germany, Telefónica United Kingdom and Telefónica Hispanoamérica. By service, it is worth highlighting the higher commercial activity based on high value customers, resulting in a sustained growth of the contract mobile segment (smartphones and LTE) and fiber. It is worth mentioning, the growth in accesses in Telefónica Hispanoamérica (representing 39% of the Group’s total accesses as of December 31, 2016) up by 0.9% year-on-year, the growth in accesses in Telefónica Germany (representing 14% of the Group’s total) up by 2.0% year-on-year and the growth in accesses in Telefónica United Kingdom (representing 7% of the Group’s total) up by 1.9% year-on-year.
The below table shows the evolution of accesses as of December 31, 2015 and 2016 respectively:

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

The table below shows the evolution of our estimated access market share for mobile and DSL in 2015 and 2016.

Competitive Position Evolution
	Mobile Market Share (1)
Telefónica	2015	2016
Spain	30.8%	30.5%
United Kingdom	27.2%	26.8%
Germany	38.1%	37.9%
Brazil	28.4%	30.2%
Argentina	32.3%	33.3%
Chile	36.7%	33.4%
Peru	49.7%	44.0%
Colombia	22.4%	23.2%
Venezuela	34.2%	37.8%
Mexico	22.7%	24.2%
Central America	33.2%	34.1%
Ecuador	29.7%	31.0%
Uruguay	34.9%	33.1%
(1) Internal estimation in both years

	DSL Market Share (1)
Telefónica	2015	2016
Spain	43.5%	42.5%
Brazil	28.1%	28.0%
Argentina	29.4%	28.6%
Chile	39.4%	36.4%
Peru	80.5%	78.7%
Colombia	18.1%	16.6%
(1) Internal estimation in both years

2016/2015 Consolidated results
In this section, we discuss changes in the Group’s consolidated income statements for 2016 and 2015.

	Year ended December, 31				Variation
Consolidated Results	2015		2016		2016 vs 2015
Millions of euros	Total	% of revenues	Total	% of revenues	Total	%
Revenues	54,916	100.0%	52,036	100.0%	(2,880)	(5.2%)
Other income	2,011	3.7%	1,763	3.4%	(248)	(12.3%)
Supplies	(16,547)	(30.1%)	(15,242)	(29.3%)	1,305	(7.9%)
Personnel expenses	(10,349)	(18.8%)	(8,098)	(15.6%)	2,251	(21.8%)
Other expenses	(16,802)	(30.6%)	(15,341)	(29.5%)	1,461	(8.7%)
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	13,229	24.1%	15,118	29.1%	1,889	14.3%
Depreciation and amortization	(9,704)	(17.7%)	(9,649)	(18.5%)	55	(0.6%)
OPERATING INCOME	3,525	6.4%	5,469	10.5%	1,944	55.2%
Share of loss of investments accounted for by the equity method	(10)	0.0%	(5)	0.0%	5	(54.3%)
Net financial expense	(2,609)	(4.8%)	(2,219)	(4.3%)	390	(14.9%)
PROFIT BEFORE TAX	906	1.6%	3,245	6.2%	2,339	n.m.
Corporate income tax	(155)	(0.3%)	(846)	(1.6%)	(691)	n.m.
PROFIT FOR THE YEAR	751	1.4%	2,399	4.6%	1,648	n.m.
Attributable to equity holders of the Parent	616	1.1%	2,369	4.6%	1,753	n.m.
Attributable to non-controlling interests	135	0.2%	30	0.1%	(105)	(77.9%)
Adjustments made to calculate organic variations
Year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis, by considering a constant perimeter of consolidation and constant average foreign exchange rates and by making certain other adjustments which are described herein. “Organic variations” should not be viewed in isolation or as an alternative to reported variations.
For purposes of this report, 2016/2015 “organic” variation is defined as the reported variation as adjusted to exclude the impacts detailed below:

•
Foreign exchange effects and hyperinflationary adjustments in Venezuela: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year. In particular, we have used the average foreign exchange rates of 2015 for both years.

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

In order to exclude the impact of these changes in our perimeter for the calculation of organic variations, the 2015 comparative figures:

◦	include GVT’s results from January 1 to April 30, 2015;

◦	include DTS’s results from January 1 to April 30, 2015;

◦	exclude Telefé’s results from November 1 to December 31, 2015.

•
Restructuring costs: we have excluded the impact in 2016 and 2015 of certain restructuring costs, mainly those related to the first Collective Agreement of Related Companies in Spain, restructuring processes relating to Germany and Brazil and the Group’s simplification program in global areas.

The distribution by segment of the restructuring costs is as follows (impacts on OIBDA):

Millions of euros	2015	2016
Telefónica Spain (Individual Suspension Plan)	2,896	789
Telefónica Spain (other restructuring plans)	—	48
Telefónica Brazil	7	40
Telefónica Germany	74	89
Telefónica United Kingdom	4	37
Telefónica Hispanoamérica	38	84
Other companies	198	293
Total restructuring costs	3,217	1,380

•	Results of tower sales: the results attributable to the sale of towers in 2016 and 2015 have been excluded.
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

The table below shows 2016/2015 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement and other measures:

	YoY variation
TELEFÓNICA 2016	% Reported YoY	% Organic YoY
Revenues	(5.2%)	1.3%
Other income	(12.3%)	(13.9%)
Supplies	(7.9%)	(3.1%)
Personnel expenses	(21.8%)	1.9%
Other expenses	(8.7%)	0.2%
OIBDA	14.3%	4.7%
Operating income (OI)	55.2%	8.3%
CapEx	(14.7%)	3.9%
OpCF (OIBDA-CapEx)	n.m.	5.6%

The table below shows the contribution to reported growth of each item considered to calculate the organic variations, as explained above. For each line item, the contribution to reported growth, expressed in p.p., is the result of dividing the amount of each impact (on a net basis when the impact affects both years) by the consolidated reported figure for the previous year.

	Contribution to reported growth (percentage points)
TELEFÓNICA 2016	Exchange rate effect and hyperinflation	Perimeter change	Restructuring costs	Towers sales	Commitment with Fundación	Adjustments to the final purchase price of E-Plus	Spectrum acquisition	Capital gains/losses on sale of companies	Impairments	Other adjustments
Revenues	(8.0)	1.4	—	—	—	—	—	—	—	—
Other income	(3.9)	1.7	—	(3.2)	—	(5.2)	—	11.3	—	—
Supplies	(6.7)	1.9	—	—	—	—	—	—	—	—
Personnel expenses	(7.0)	1.1	(17.2)	—	—	—	—	—	—	—
Other expenses	(8.7)	1.3	(0.1)	0.0	(1.9)	0.0	—	0.1	0.7	(0.2)
OIBDA	(8.8)	1.3	13.6	(0.5)	2.5	(0.8)	—	1.6	(0.8)	0.3
Operating Income (OI)	(20.2)	(0.9)	51.1	(1.8)	9.2	(2.9)	—	6.0	(3.1)	1.0
CapEx	(7.9)	1.5	—	—	—	—	(11.7)	—	—	—
OpCF (OIBDA-CapEx)	(12.4)	0.2	65.1	(2.3)	11.7	(3.7)	44.1	7.6	(4.0)	1.3
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
Mobile business revenues totaled 32,401 million euros in 2016 (of which 28,030 million euros corresponded to service revenues and 4,032 million euros corresponded to handset revenues) down 8.8% year-on-year in reported terms. This decrease was mainly attributable to the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-8.7 p.p.). Excluding this impact, the year-on-year decrease was 0.1%, mainly due to the decrease of mobile revenues in Europe due to less handsets revenues that offset the increase of mobile revenues in Telefónica Hispanoamérica and in Telefónica Brazil as a result mainly of the increase in the customer base and data usage.
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
In 2015, other income included the positive result from the E-Plus price adjustment (104 million euros), the positive impact from the expired payment obligation (98 million euros) in Telefónica Brazil and the spectrum swap with AT&T in Telefónica Mexico (79 million euros). Other income also included in 2015, income derived from the sale of real estate (78 million euros) and the sale of towers totaling 65 million euros in Telefónica Spain.
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

2016/2015 Segment results
TELEFÓNICA SPAIN

The below table shows the evolution of accesses in Telefónica Spain over 2015 and 2016:

ACCESSES
Thousands of accesses	2015	2016	%Reported YoY
Fixed telephony accesses (1)	10,005.6	9,720.2	(2.9%)
Internet and data accesses	6,000.0	6,094.5	1.6%
Broadband (2)	5,962.0	6,067.3	1.8%
Fiber	2,223.0	2,998.3	34.9%
Mobile accesses	17,258.5	17,237.7	(0.1%)
Prepay	2,777.1	2,329.3	(16.1%)
Contract	14,481.4	14,908.4	2.9%
M2M	1,778.8	2,006.3	12.8%
Pay TV	3,671.5	3,657.0	(0.4%)
Final Clients Accesses	36,935.6	36,709.4	(0.6%)
Wholesale Accesses	5,037.7	4,525.5	(10.2%)
Total Accesses	41,973.3	41,234.9	(1.8%)
Notes:
There were no variations in organic terms during the period.
(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Digital Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.
(2) Include ADSL, satellite, fiber optic and retail broadband circuit.

In 2016 the commercial activity was leveraged on the differentiated assets of the Company and, in the second half of 2015 was strengthened by the convergent offer “Movistar Fusión+” launched in July 2015. During the first semester of 2016 the tariffs of the consumer segment, fundamentally broadband, postpaid mobile and “Fusión” were revised and, on July 3, 2016 a new "Movistar Fusión+" portfolio was launched, increasing the value offered to customers and tailoring it to their preferences. Basic bundles now include content from the Spanish "La Liga", to which "UEFA Champions and Europe League" are added in ultrafast packages; and the new "Movistar Fusión+" bundles include additional mobile lines and Premium TV content. It is important to highlight the good evolution of the second mobile line included in “Fusión+ Contigo” since its launching on June 1, 2016.
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

Retail broadband accesses presented 105 thousand new accesses in 2016, totaling 6.1 million accesses (+1.8% year-on-year) due to a low churn (1.4% in 2016, +0.02 p.p. year-on-year).
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

The table below shows the evolution of Telefónica Spain’s results over 2015 and 2016:

Millions of euros
TELEFÓNICA SPAIN	2015	2016	%Reported YoY	%Organic YoY (3)
Revenues	12,402	12,713	2.5%	(0.1%)
Consumer (1)	6,129	6,536	6.6%	1.8%
Fusión	3,368	4,095	21.6%	21.6%
Out of Fusión	2,761	2,441	(11.6%)	(20%)
Corporate	3,473	3,423	(1.4%)	(1.4%)
Communications	2,799	2,708	(3.3%)	(3.3%)
TI	674	716	6.2%	6.2%
Others (2)	2,152	2,257	4.8%	3.2%
Other income	516	476	(7.6%)	(6.4%)
Supplies	(2,996)	(3,375)	12.7%	4.4%
Personnel expenses	(5,173)	(2,997)	(42.1%)	(6.2%)
Other expenses	(2,413)	(2,350)	(2.6%)	(4.8%)
OIBDA	2,336	4,467	91.2%	1.4%
OIBDA Margin	18.8%	35.1%	16.3 p.p.	0.6 p.p.
Depreciation and amortization	(1,898)	(1,830)	(3.6%)	(4.8%)
Operating income (OI)	438	2,637	n.m.	5.1%
CapEx	1,827	1,847	1.1%	3.0%
OpCF (OIBDA-CapEx)	509	2,621	n.m.	0.6%
Notes:
(1) Consumer revenues also include freelance revenues.
(2) Other revenues include wholesale, subsidiaries and other revenues.
(3) See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
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
The table below shows 2016/2015 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA SPAIN 2016	%Reported YoY	%Organic YoY	Perimeter change	Restructuring costs	Towers sales	Spectrum acquisition	Capital Gains/losses on sale of companies	Spain distribution channel
Revenues	2.5%	(0.1%)	2.6	—	—	—	—	—
Other income	(7.6%)	(6.4%)	0.1	—	(7.4)	—	5.6	—
Supplies	12.7%	4.4%	7.9	—	—	—	—	—
Personnel expenses	(42.1%)	(6.2%)	0.5	(39.8)	—	—	—	—
Other expenses	(2.6%)	(4.8%)	2.8	—	—	—	—	(0.5)
OIBDA	91.2%	1.4%	(0.2)	88.1	(1.6)	—	1.2	0.5
CapEx	1.1%	3.0%	0.4	—	—	(2.3)	—	—
OpCF (OIBDA-CapEx)	n.m.	0.6%	(2.2)	n.m.	(7.5)	8.2	5.6	2.3
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
The table below shows the evolution of accesses in Telefónica United Kingdom over 2015 and 2016:

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
The prepay access base decreased 8.1% year-on-year to 9.7 million at December 31, 2016.
The table below shows the evolution of Telefónica United Kingdom's results over 2015 and 2016:

Millions of euros
TELEFÓNICA UNITED KINGDOM	2015	2016	%Reported YoY	%Organic YoY (1)
Revenues	7,837	6,861	(12.5%)	(1.5%)
Mobile service revenues	5,778	5,121	(11.4%)	(0.3%)
Other income	170	148	(12.7%)	(1.8%)
Supplies	(3,769)	(3,226)	(14.4%)	(3.7%)
Personnel expenses	(549)	(528)	(3.9%)	1.2%
Other expenses	(1,760)	(1,546)	(12.1%)	(1.1%)
OIBDA	1,929	1,709	(11.4%)	1.7%
OIBDA Margin	24.6%	24.9%	0.3 p.p.	0.8 p.p.
Depreciation and amortization	(1,196)	(1,090)	(8.9%)	2.6%
Operating Income (OI)	733	619	(15.5%)	0.2%
CapEx	883	931	5.5%	18.7%
OpCF (OIBDA-CapEx)	1,046	778	(25.6%)	(12.7%)
(1) See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica United Kingdom, we have made the following adjustments in order to calculate 2016/2015 variations in organic terms:

•
Exchange rate effect: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year. In particular, we have used the average foreign exchange rates of 2015 for both years.

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
The table below shows 2016/2015 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)

TELEFÓNICA UNITED KINGDOM	% Reported YoY	% Organic YoY	Exchange rate effect	Restructuring costs
2016
Revenues	(12.5%)	(1.5%)	(11.0)	—
Other income	(12.7%)	(1.8%)	(10.9)	—
Supplies	(14.4%)	(3.7%)	(10.7)	—
Personnel expenses	(3.9%)	1.2%	(12.0)	6.9
Other expenses	(12.1%)	(1.1%)	(11.0)	—
OIBDA	(11.4%)	1.7%	(11.1)	(2.0)
CapEx	5.5%	18.7%	(13.2)	—
OpCF (OIBDA-CapEx)	(25.6%)	(12.7%)	(9.3)	(3.6)
Results discussion
Total revenues were 6,861 million euros in 2016, down by 12.5% year-on-year in reported terms mainly due to the depreciation of the pound sterling (which accounted for -11.0 p.p. of the year-on-year decrease). In organic terms, revenues decreased by 1.5% year-on-year due mainly to lower handset sales, which declined by 8.0% year-on-year.
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

TELEFÓNICA UNITED KINGDOM	2015	2016	%YoY	%Organic YoY
Voice Traffic (millions of minutes)	90,527	93,306	3.1%	3.1%
ARPU (EUR)	19.4	17.0	(12.1%)	(1.1%)
Prepay	7.7	7.5	(3.1%)	9.7%
Contract (1)	33.5	28.8	(14.1%)	(3.5%)
Data ARPU (EUR)	11.3	10.3	(9.0%)	(2.3%)
% non-SMS over data revenues	59.4%	61.4%	2.0 p.p.	2.0 p.p.
Notes:
(1) Excludes M2M.
OIBDA totaled 1,709 million euros in 2016, down 11.4% year-on-year in reported terms, as a result mainly of the depreciation of the pound sterling. In organic terms, OIBDA increased by 1.7% year-on-year due to the reduction of costs offset by lower service revenues.
The OIBDA margin stood at 24.9% in 2016, with an increase of 0.3 p.p. in reported terms compared to 2015. In organic terms, OIBDA margin stood at 25.5%.

TELEFÓNICA GERMANY
The below table shows the evolution of accesses in Telefónica Germany over 2015 and 2016:

ACCESSES
Thousands of accesses	2015	2016	% Reported YoY
Fixed telephony accesses (1)	1,997.8	2,010.3	0.6%
Internet and data accesses	2,330.6	2,324.5	(0.3%)
Broadband	2,098.0	2,104.0	0.3%
VDSL	516.8	805.5	55.9%
Mobile accesses	43,062.8	44,320.7	2.9%
Prepay	23,979.4	23,784.0	(0.8%)
Contract	19,083.4	20,536.6	7.6%
M2M	632.0	787.8	24.6%
Final Clients Accesses	47,391.2	48,655.5	2.7%
Wholesale Accesses	972.0	691.0	(28.9%)
Total Accesses	48,363.2	49,346.4	2.0%
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.

During 2016 Telefónica Germany maintained market momentum with the launch of a new Premium portfolio called “O2 Free” on October 5, 2016, which underpins the company's data monetization strategy, offering more content at a higher price with a clear focus on retaining and developing the premium customer base. Competitive pressure in the non-premium segment is showing some signs of improvement. At the same time, Telefónica Germany delivered on its integration milestones, generating additional savings in line with its synergy targets.
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

The table below shows the evolution of Telefónica Germany’s results over 2015 and 2016:

Millions of euros
TELEFÓNICA GERMANY	2015	2016	%Reported YoY	%Organic YoY (1)
Revenues	7,888	7,503	(4.9%)	(4.9%)
Mobile Business	6,832	6,498	(4.9%)	(4.9%)
Mobile service revenues	5,532	5,437	(1.7%)	(1.7%)
Fixed Business	1,043	981	(5.9%)	(5.9%)
Other income	265	146	(45.0%)	(9.3%)
Supplies	(2,712)	(2,452)	(9.6%)	(9.6%)
Personnel expenses	(655)	(646)	(1.4%)	(7.9%)
Other expenses	(2,928)	(2,757)	(5.8%)	(5.0%)
OIBDA	1,858	1,794	(3.4%)	2.9%
OIBDA Margin	23.6%	23.9%	0.4 p.p.	1.9 p.p.
Depreciation and amortization	(2,128)	(2,211)	3.9%	3.9%
Operating Income (OI)	(270)	(417)	54.2%	9.8%
CapEx	2,230	1,108	(50.3%)	6.8%
OpCF (OIBDA-CapEx)	(372)	686	c.s.	(2.1%)
(1) See adjustments made to calculate organic variation below.
Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
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

The table below shows 2016/2015 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement measures and CapEX and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA GERMANY 2016	%Reported YoY	%Organic YoY	Restructuring costs	Adjustments to the final purchase price of E-Plus	Spectrum acquisition
Revenues	(4.9%)	(4.9%)	—	—	—
Other income	(45.0%)	(9.3%)	—	(39.4)	—
Supplies	(9.6%)	(9.6%)	—	—	—
Personnel expenses	(1.4%)	(7.9%)	6.4	—	—
Other expenses	(5.8%)	(5.0%)	(0.9)	(0.1)	—
OIBDA	(3.4%)	2.9%	(0.8)	(5.5)	—
CapEx	(50.3%)	6.8%	—	—	(53.5)
OpCF (OIBDA-CapEx)	c.s.	(2.1%)	4.1	27.4	n.m.
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
The below table shows the evolution of accesses in Telefónica Brazil over 2015 and 2016:

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

The table below shows the evolution of Telefónica Brazil’s results over 2015 and 2016:

Millions of euros
TELEFÓNICA BRAZIL	2015	2016	%Reported YoY	%Organic YoY (1)
Revenues	11,060	11,097	0.3%	0.9%
Mobile Business	6,906	6,669	(3.4%)	1.7%
Mobile service revenues	6,495	6,357	(2.1%)	3.1%
Fixed Business	4,154	4,428	6.6%	(0.2%)
Other income	416	348	(16.3%)	(16.6%)
Supplies	(2,568)	(2,249)	(12.4%)	(10.9%)
Personnel expenses	(1,042)	(1,167)	11.9%	3.1%
Other expenses	(4,293)	(4,315)	0.5%	2.0%
OIBDA	3,573	3,714	3.9%	5.3%
OIBDA Margin	32.3%	33.5%	1.2 p.p.	1.4 p.p.
Depreciation and amortization	(1,916)	(2,038)	6.4%	2.5%
Operating Income (OI)	1,657	1,676	1.1%	8.8%
CapEx	2,105	2,138	1.6%	(2.9%)
OpCF (OIBDA-CapEx)	1,468	1,576	7.3%	17.8%
(1) See adjustments made to calculate organic variation below.
Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Brazil, we have made the following adjustments in order to calculate 2016/2015 variations in organic terms:

•
Exchange rate effect: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year. In particular, we have used the average foreign exchange rates of 2015 for both years.

•
Changes in the scope of consolidation: GVT was included in Telefónica’s consolidation perimeter in May 2015. In order to exclude the impact of this change in the perimeter for the calculation of organic variations, the 2015 comparative figures include GVT’s results from January 1 to April 30, 2015.

•
Restructuring costs: we have excluded the impact of restructuring costs associated with the simplification processes implemented in Telefónica Brazil. In 2016, these restructuring costs totaled 40 million euros. In 2015, these restructuring costs totaled 7 million euros.

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
The table below shows 2016/2015 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA BRAZIL 2016	%Reported YoY	%Organic YoY	Exchange rate effect	Perimeter change	Restructuring costs	Towers sales	Spectrum acquisition
Revenues	0.3%	0.9%	(5.2)	4.6	—	—	—
Other income	(16.3%)	(16.6%)	4.4	(7.9)	—	2.3	—
Supplies	(12.4%)	(10.9%)	(4.6)	3.4	—	—	—
Personnel expenses	11.9%	3.1%	(5.8)	11.0	3.3	—	—
Other expenses	0.5%	2.0%	(5.2)	3.7	—	—	—
OIBDA	3.9%	5.3%	(5.4)	5.1	(1.0)	(0.3)	—
CapEx	1.6%	(2.9%)	(5.3)	7.6	—	—	2.4
OpCF (OIBDA-CapEx)	7.3%	17.8%	(5.6)	1.4	(2.4)	(0.7)	(3.5)
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
The below table shows the evolution of accesses in Telefónica Hispanoamérica over 2015 and 2016:

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

•
The smartphones customer base grew 14.7% year-on-year to 46.1 million accesses, with a penetration over mobile accesses of 41.3% (+4.7 p.p. year-on-year), mainly due to the growth in all countries of the region. At the same time, 4G accesses continued growing, reaching 15.5 million accesses at the end of the year.

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
The table below shows the evolution of Telefónica Hispanoamérica’s results over 2015 and 2016:

Millions of euros
TELEFÓNICA HISPANOAMÉRICA	2015	2016	%Reported YoY	%Organic YoY (1)
Revenues	14,387	12,579	(12.6%)	7.5%
Mobile Business	10,347	8,882	(14.2%)	6.3%
Mobile service revenues	9,160	7,918	(13.6%)	7.0%
Fixed Business	4,070	3,732	(8.3%)	12.2%
Other income	347	274	(21.3%)	(10.4%)
Supplies	(4,176)	(3,704)	(11.3%)	4.4%
Personnel expenses	(1,686)	(1,584)	(6.1%)	22.8%
Other expenses	(4,516)	(4,088)	(9.5%)	7.0%
OIBDA	4,356	3,477	(20.2%)	3.9%
OIBDA Margin	30.3%	27.6%	(2.6 p.p.)	(1.0 p.p.)
Depreciation and amortization	(2,241)	(2,190)	(2.3%)	7.5%
Operating Income (OI)	2,115	1,287	(39.1%)	0.5%
CapEx	3,060	2,613	(14.6%)	6.5%
OpCF (OIBDA-CapEx)	1,296	864	(33.3%)	(0.3%)
(1) See adjustments made to calculate organic variation below.
Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Hispanoamérica, we have made the following adjustments in order to calculate 2016/2015 variations in organic terms:

•
Exchange rate effects and hyperinflationary adjustments in Venezuela: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year. In particular, we have used the average foreign exchange rates of 2015 for both years. We have also excluded the impact of hyperinflationary adjustments in Venezuela, by reversing such adjustments.

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

The table below shows 2016/2015 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA HISPANOAMÉRICA 2016	%Reported YoY	%Organic YoY	Exchange rate effect and hyperinflation	Restructuring costs	Towers sales	Spectrum acquisition	Capital gains/losses on sale of companies	Impairments
Revenues	(12.6%)	7.5%	(20.0)	—	—	—	—	—
Other income	(21.3%)	(10.4%)	(10.7)	—	(5.0)	—	4.2	—
Supplies	(11.3%)	4.4%	(15.6)	—	—	—	—	—
Personnel expenses	(6.1%)	22.8%	(32.4)	4.2	—	—	—	—
Other expenses	(9.5%)	7.0%	(21.2)	—	—	—	—	4.8
OIBDA	(20.2%)	3.9%	(17.5)	(1.6)	(0.4)	—	0.3	(4.9)
CapEx	(14.6%)	6.5%	(19.1)	—	—	(1.2)	—	—
OpCF (OIBDA-CapEx)	(33.3%)	(0.3%)	(13.6)	(5.5)	(1.3)	2.9	1.1	(16.6)
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

◦
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

◦
In Mexico: mobile service revenues reached 1,246 million euros in 2016, decreasing 19% year-on-year in reported terms. In local currency, these revenues decreased 4.9%, mainly due to lower prepaid revenues as a result of strong competition and due to the regulatory impact, which was partially offset by a satisfactory performance in wholesale service.

◦
In Chile: service revenues reached 1,103 million euros in 2016, decreasing 6.3% year-on- year in reported terms mainly due to the foreign exchange effect (-3.1 p.p.). In local currency, these revenues decreased by 3.2% affected by lower prepaid revenues as well as lower interconnection rates.

◦	In Peru: mobile service revenues reached 1,206 million euros in 2016, decreasing 13.2% year-on-year in reported terms mainly due to the foreign exchange effect (-5 p.p.). In local currency these

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

◦
Argentina: OIBDA reached 797 million euros in December 2016, decreasing 20.7% in reported terms. In local currency, OIBDA increased by 26.6%, mainly due to the revenue growth as well as to lower commercial costs recorded in 2016, as a result of lower commercial activity and greater commercial efficiency.

◦
Chile: OIBDA reached 704 million euros in December 2016, decreasing 7.4% in reported terms mainly due to the exchange rate evolution (-3 p.p.). In local currency, OIBDA decreased by 4.4%, explained by the decrease in mobile service revenues.

◦
Peru: OIBDA reached 782 million euros in December 2016, decreasing 17.1% in reported terms mainly due to the exchange rate evolution. In local currency, OIBDA decreased by 12.3%, as the efforts in costs savings were insufficient to compensate higher interconnection costs associated with higher traffic, and more than offset the revenue increase.

◦
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
3) Incorporating sustainability principles across all of our product development processes.

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

•	Wholesale services: Telefónica has signed network usage agreements with several MVNOs in different countries.

•	Corporate services: Telefónica provides business solutions, including mobile infrastructure in offices, private networking and portals for corporate customers that provide flexible online billing.

•	Roaming: Roaming agreements allow Telefónica customers to use their mobile handsets when they are outside their service territories, including on an international basis.

•	Fixed wireless: Telefónica provides fixed voice telephony services through mobile networks in Brazil, Venezuela, Argentina, Peru, Mexico, Ecuador, El Salvador, Guatemala and Nicaragua.

•	Trunking and paging: Telefónica provides digital mobile services for closed user groups of clients and paging services in Spain and most of the regions in which it operates in Latin America.
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

•
Internet and broadband multimedia services: the principal Internet and broadband multimedia services include Internet provider service; portal and network services; retail and wholesale broadband access through ADSL, narrowband switched access and other technologies. Telefónica also offers high-speed Internet services through fiber to the home (FTTH) in certain markets (primarily Spain, Brazil and Chile) and VDSL-based services (primarily Spain and Germany). Telefónica also offers VoIP services in some markets.

•
Data and business-solutions services: the data and business-solutions services principally include leased lines; virtual private network, or VPN, services; fiber optics services; the provision of hosting and application, including web hosting, managed hosting, content delivery and application, and security services; outsourcing and consultancy services, including network management, or CGP; and desktop services and system integration and professional services.

•
Wholesale services for telecommunication operators: the wholesale services for telecommunication operators principally include domestic interconnection services; international wholesale services; leased lines for other operators; and local loop leasing under the unbundled local loop regulation framework. It also includes bit stream services, wholesale line rental accesses and leased ducts for other operators' fiber deployment.

Digital services
The main highlights in services developed by Telefónica Digital are:

•
Video/TV services: IPTV services (Internet protocol), over-the-top network television services, and cable and satellite TV. In some markets, advanced pay TV services are also offered, such as high-definition TV (HDTV), Multiroom (allowing clients to watch different TV channels in different rooms), Digital Video Recording (DVR), Multiscreen (all contents in everywhere), CatchUp contents, third party contents and Cloud Video Services (such as Last 7 days, RestartTV and Cloud DVR). In addition, Telefónica offers accessible content in Spain with subtitles, audio description and sign language functionalities through the Movistar+ 5s service, the aim of which is to contribute toward the inclusion of disabled people across the country.

•	IoT (Internet of Things): Telefónica’s Global IoT portfolio includes:

•
Smart Connectivity: connectivity services for machines, mainly handled through two connectivity platforms, managed by the Group, Smart m2m (developed and owned by Telefónica) and "Jasper" (developed by third parties).

•
Smart Services: end-to-end solutions that include "device + connectivity + application". These solutions are mainly aimed at i) the mobility management of vehicles, assets and/or people, ii) the efficient management of energy consumption and iii) support to the retail sector. We provide high technology services to industrial sectors to optimize their operations and/ or enhance their services.

•
Consumer IoT: products focused on the B2C segment, including end-to-end services in mature categories by technology and market (e.g. connected cars, trackers) and connectivity offer for consumer devices.

•
Financial services and other payment services: These services allow customers to make money transfers, payments and mobile recharges, among other transactions, through prepay accounts or bank accounts.

•	Security services: Telefónica Global Security portfolio includes:

•
Electronic Security: services designed to guard the security and integrity of a customer's physical assets, mostly corporate assets (such as nodes and communications networks in malls, corporate and representative buildings, etc.)

•
Information Security: tools protecting information in end-user devices and communications, fixed and mobile, networks, as well as protecting customers' digital identity. These services include the in-house services developed by 11Paths

•
Cloud computing services: Telefónica offers private, public and hybrid cloud services that allow enterprises of all sizes to manage IT infrastructure more effectively, supporting companies at every stage of the IT life cycle. Our approach is based on an end-to-end management, from the devices to the data source, Data Center services and cloud-based applications, through best-in-class technology. All of which is complemented by Telefonica’s best corporate secure communications services.

•
Advertising: A portfolio of marketing channels that third party brands can use to acquire and engage with customers. Traditional channels such as SMS/MMS messaging may be used alongside with new channels like programmatic display and sponsored connectivity. All of which leverage on our customer data in order to send messages to the correct target as well as to generate post-campaign brand analysis.

•
Big Data: Includes the product families designed to help decision making in different industries such as retail, finance, transport, government, etc., based on customer data. There are three subgroups: (i) “business insights”, that provides information for decision making based on advanced analytical products developed from data generated in our network and systems; (ii) “consultancy and analytics”, which includes professional services, expertise on strategy, data science and data engineering; and (iii) “tools and infrastructure”, that provides advanced technology for data management, storage and exploitation.

•
Digital Telco Experience: Includes “Novum”, the global solution that aims to provide a E2E digital experience to our customers. Its main features include account Management, eCare, Cloudphone and Aura interaction.

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
Strategic Partnerships
China Unicom
Since 2005 we have a stake in China Unicom and its predecessor company. On September 6, 2009, we entered into a strategic alliance agreement with China Unicom, which provided, among other things, for cooperation, joint procurement of infrastructure and client equipment, common development of mobile service platforms, joint provisions of service to multinational customers, roaming, research and development, sharing of best practices and technical, operational and management know-how, joint development of strategic initiatives in the area of network evolution, joint participation in international alliances and exchanges of senior management. In furtherance of this strategic alliance, we entered into a subscription agreement with China Unicom, pursuant to which we increased our voting interest in the share capital of China Unicom to 8.06% and China Unicom obtained a 0.87% voting interest in our share capital in October 2009.
On January 23, 2011, we entered into an agreement to enhance the strategic alliance with China Unicom, under which we each agreed to strengthen and deepen our strategic alliance in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. Such investments took place along 2011. In recognition of China Unicom's stake in our share capital, we committed to propose, in accordance with the prevailing legislation and our by-laws, the appointment of a member of our Board of Directors nominated by China Unicom.
China Unicom completed the acquisition of Telefónica shares on January 28, 2011, giving it ownership of 1.37% of the Company’s capital.
The Telefónica Group purchased China Unicom shares during 2011 to the amount of 358 million euros. At December 31, 2011, the Telefónica Group held a 9.57% stake in the company.

On June 10, 2012, Telefónica´s wholly-owned subsidiary Telefónica Internacional, S.A.U. and a subsidiary of China United Network Communications Group Company Limited entered into an agreement for the acquisition by the latter of 1,073,777,121 shares of China Unicom owned by Telefónica, equivalent to 4.56% of its share capital.
On July 21, 2012, such agreement was complemented by a supplemental agreement for the acquisition of additional shares by China United Network Communications Group Company Limited. The transaction was completed on July 30, 2012.
In the following years, Telefónica has continued to sell down its stake in China Unicom.
As of December 31, 2017 we held a 0.59% stake in the share capital of China Unicom and China Unicom held a 1.24% stake in our share capital. Mr. César Alierta, former chairman of Telefónica, is a member of the Board of Directors of China Unicom while Mr. Wang Xiaochu, Chairman and Chief Executive Officer of China Unicom, continues to be a member of our Board of Directors.
Telefónica maintains its commitment to the strategic partnership with China Unicom, strengthened through cooperation in digital areas such as the big data joint venture between both companies, which is now a market leader of telco location-based big data services in the urban planning sector in China.
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
Our subsidiaries were party to the following roaming agreements with Iranian telecommunication companies in 2017:

(1)
Telefónica Móviles España S.A. (“TME”), our Spanish directly wholly-owned subsidiary, has respective roaming agreements with (i) Mobile Telecommunication Company of Iran (“MTCI”), (ii) MTN Irancell (“Irancell”), (iii) Taliya (“Taliya”), and (iv) Telecommunication Kish Co (“TKC”). During 2017 TME recorded the following revenues related to these roaming agreements: (i) 40,450.45 euros from MTCI, (ii) 13,086.49 euros from Irancell, (iii) no revenues from Taliya, and (iv) no revenues from TKC.
TME also holds a roaming hub through its 55% directly-owned subsidiary, Link2One, a.e.i.e. (“L2O”). Under the related agreement, L2O provides a roaming hub service to Irancell enabling the latter to maintain a relationship with other members of the hub. Some members of the hub are also entities of the Telefónica Group. During 2017 L2O recorded revenues of 48,283.42 euros from Irancell.

(2)
Telefónica Germany GmbH & Co. OHG (“TG”), our German 69.22% indirectly-owned subsidiary, has respective roaming agreements with (i) MTCI and (ii) Irancell. During 2017 TG recorded revenues of (i) 100,501.29 euros from MTCI and (ii) 997.08 euros from Irancell.

(3)
Telefónica UK Ltd (“TUK”), our English directly wholly-owned subsidiary, has respective roaming agreements with (i) MTCI and (ii) Irancell. During 2017 TUK recorded (i) no revenues from MTCI and (ii) 2,817.33 euros from Irancell.

(4)
Telefónica Argentina, S.A. and Telefónica Móviles Argentina, S.A. (together “TA”), our Argentinean directly and indirectly wholly-owned subsidiaries, have a roaming agreement with Irancell. During 2017 TA recorded 15.38 euros in roaming revenues under this agreement.

(5)
Telefônica Brasil S.A. (“TB”), our Brazilian 73.58% indirectly-owned subsidiary, has a roaming agreement with Irancell. During 2017 TB recorded 43.87 euros in roaming revenues and had 5,445.94 euros of expenses payable to Irancell under this agreement.

(6)	Pegaso PCS S.A. de C.V. (“PCS”), our Mexican directly wholly-owned subsidiary, has a roaming agreement with Irancell. During 2017 PCS recorded 14.53 euros in roaming revenues under this agreement.

(7)
Telefónica del Perú, S.A.A. (“TdP”), our Peruvian 98.57% indirectly-owned subsidiary, has a roaming agreement with Irancell and during 2017 it paid 0.29 euros thereunder due to traffic. TdP recorded no revenues under this agreement during 2017.

(8)
Colombia Telecomunicaciones ESP. S.A. (“ColTel”), our Colombian 67.50% directly and indirectly-owned subsidiary, holds a roaming hub through L2O. L2O, in turn, provides a roaming hub service to Irancell enabling the latter to maintain a relationship with other members of the hub. During 2017 ColTel recorded 11.26 euros in roaming revenues under this roaming hub service.

The net profit recorded by our subsidiaries pursuant to these agreements did not exceed the related revenues recorded thereunder.
The purpose of all of these agreements is to provide our customers with coverage in areas where we do not own networks. For this purpose, we intend to continue maintaining these agreements.
International Carrier Agreement with Iran
Telefónica de España has an international carrier agreement with Telecommunication Company of Iran.
Pursuant to this agreement, both companies interconnect their networks to allow international exchange of telephone traffic. Telefónica de España recorded 7,992.64 euros in revenues under this agreement in 2017. The net profit recorded by Telefónica de España pursuant to this agreement did not exceed such revenues.
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
Following market trends, competitive environments, evolution of technologies and new multimedia and broadband services demanded by our customers, we have upgraded our networks in recent years through the following:

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
We use a number of mobile technologies in the countries in which we operate, namely: GSM, UMTS and LTE, the latter being already deployed in all our operations. We continue the work of upgrading our mobile networks in line with market trends, the demand of new services from customers and the evolution of technologies. The main steps we are currently taking include:

•	evolution of broadband in mobile access using technologies such as HSUPA/HSPA+, LTE and LTE-A;

•	deployment of new services such as mobile television and distribution services for next generation music, video and games;

•	exploration of the adequacy of new technologies such as HSPA and LTE to provide mobile accesses with increased bandwidth, in particular:

–
HSPA: we have extended our coverage up to the majority of the urban/suburban areas, and we have increased the capacity of the network by upgrading the network technology to the latest available releases of UMTS standards 3GPP REL 6, REL 7 and REL 8; and

–
LTE: together with main vendors and sharing experience with other operators, we are exploiting the opportunities that LTE brings to create higher capacity at lower relative cost by user/traffic unit. We are now expanding the capacity of LTE networks in all operations, and we are planning the deployment of LTE-Advanced, the evolved version of LTE, in the coming years.

•	convergence of fixed and mobile networks, services and support systems from both technological and operational points of view.
Satellite communications
The services provided using satellite platforms include television contribution signal to feed cable and IPTV head ends, DTH television, VSAT mainly for mobile telephony and Internet access in rural areas, emergency solutions, corporate communications and international communications.
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
On February 10, 2016, Telefónica announced the creation of Telxius, a company which brings together certain infrastructure assets of the Group, which enables the management of the Telefónica Group’s infrastructure on a global scale with a more specialized and focused approach, with the aim of increasing the services provided to other operators, improving the return on capital invested and allowing Telxius to participate more actively in the growth opportunities that exist in the industry, including the possibility of incorporating third party assets. As of the date of this Annual Report, the Group owns 60% of the share capital of Telxius.

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
These segments include the information related to wireline, wireless, cable, data, internet and television businesses and other digital services provided in each country or countries. Any services not specifically included in these segments are part of “Other companies and eliminations”, which includes, in particular, Telxius (as further explained below), the companies belonging to the cross-sectional areas, other Group companies as well as eliminations in the consolidation process. Inter-segment transactions are carried out at market prices.
Telxius' results are fully reported under "Other companies and eliminations" since January 1, 2017, reflecting the integration within Telxius of the mobile telecommunications towers transferred from the Telefónica Spain, Telefónica Germany, Telefónica Brazil and Telefónica Hispanoamérica segments and the international submarine fiber optic cable (which had already been previously reported under "Other companies and eliminations"). The 2016 comparative segment results have been revised, accordingly. Based on the different dates on which assets were contributed to Telxius by each operating segment, this has affected the results of Telefónica Spain (since January 1, 2016), Telefónica Germany (since May 1, 2016), Telefónica Brazil (since April 1, 2016) and Telefónica Hispanoamérica (Telefónica Perú since April 1, 2016 and Telefónica Chile since May 1, 2016). The results of the segments do not include the intra-group capital gains resulting from the transfer of towers to Telxius.
In addition, in 2017 Telefónica Spain includes the companies Telefónica Studios and Telefónica Servicios Audiovisuales (which had been previously reported under “Other companies and eliminations”), and Telefónica Spain and Telefónica Hispanoamérica include the results of the data center business in Spain and Chile, respectively (which had been previously reported under “Other companies and eliminations”). As a consequence, the 2016 comparative segment results have also been revised accordingly.
These changes in the segments (identified as "revised data" throughout this Annual Report) have had no impact on the consolidated results of the Group.
The Telxius subsidiaries currently holding the telecommunications towers did not exist in 2015 as such towers were part of the operating companies of the relevant countries. Thus, segment information could not be retrospectively revised for 2015. The segment reporting for 2016 is being presented under two different bases: (i) for purposes of the comparison against 2017, 2016 segment information has been revised so that the telecommunications towers are part of Telxius (since the dates on which the relevant assets were transferred to Telxius); and (ii) for purposes of the comparison against 2015, the telecommunications towers are integrated in each relevant segment.
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
The following table provides a reconciliation of our OIBDA to operating income for the periods indicated.

Year ended December 31,
Millions of euros	2015	2016	2017
Operating income before depreciation and amortization	13,229	15,118	16,187
Depreciation and amortization	(9,704)	(9,649)	(9,396)
Operating income	3,525	5,469	6,791
The following tables provide a reconciliation of OIBDA to operating income for us and each of our business areas for the periods indicated.

2015
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispano- américa	Other and eliminations	Total Group
Operating income before depreciation and amortization	2,336	1,929	1,858	3,573	4,356	(823)	13,229
Depreciation and amortization	(1,898)	(1,196)	(2,128)	(1,916)	(2,241)	(325)	(9,704)
Operating income	438	733	(270)	1,657	2,115	(1,148)	3,525

2016
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispano- américa	Other and eliminations	Total Group
Operating income before depreciation and amortization	4,467	1,709	1,794	3,714	3,477	(43)	15,118
Depreciation and amortization	(1,830)	(1,090)	(2,211)	(2,038)	(2,190)	(290)	(9,649)
Operating income	2,637	619	(417)	1,676	1,287	(333)	5,469

2016 (*)
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispano- américa	Other and eliminations	Total Group
Operating income before depreciation and amortization	4,403	1,709	1,771	3,702	3,474	59	15,118
Depreciation and amortization	(1,827)	(1,090)	(2,200)	(2,036)	(2,189)	(307)	(9,649)
Operating income	2,576	619	(429)	1,666	1,285	(248)	5,469
(*) Revised data. See “item 4—A. History and Development of the Company—Business areas” for additional information.

2017
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispano- américa	Other and eliminations	Total Group
Operating income before depreciation and amortization	4,952	1,639	1,821	4,191	3,538	46	16,187
Depreciation and amortization	(1,688)	(1,047)	(1,954)	(2,228)	(2,191)	(288)	(9,396)
Operating income	3,264	592	(133)	1,963	1,347	(242)	6,791

Net financial debt and net financial debt plus commitments

As calculated by us, net financial debt includes: (i) current and non-current financial liabilities in our consolidated statement of financial position (which includes the negative mark-to-market value of derivatives) and (ii) other payables included in “Trade and other payables” (mainly corresponding to payables for deferred payment of radio spectrum that have a financial component). From these liabilities, the following are subtracted: i) cash and cash equivalents, ii) current financial assets (which include short-term derivatives), iii) the positive mark-to-market value of derivatives with a maturity beyond one year, and iv) other interest-bearing assets (components of “Trade and other receivables” and “Non-current financial assets” in our consolidated statement of financial position). The accounts included in the net financial debt calculation recorded in "Trade and other payables" or "Non-current financial assets" have a maturity beyond one year and a financial component. In "Trade and other receivables" we include the customer financing corresponding to the installments for the next 12 months in connection with terminal sales for a period of more than one year, and "Non-current financial assets" includes derivatives, installments for the long term sales of terminals to customers and other long term financial assets.
We calculate net financial debt plus commitments by adding gross commitments related to employee benefits to net financial debt, and deducting the value of long-term assets associated with those commitments and the tax benefits arising from the future payments of those commitments.
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
The following table presents a reconciliation of net financial debt and net financial debt plus commitments as of December 31, 2017 and 2016 to the Telefónica Group’s gross financial debt as indicated in the consolidated statement of financial position.

Millions of euros	12/31/2016	12/31/2017
Non-current financial liabilities	45,612	46,332
Current financial liabilities	14,749	9,414
Gross financial debt	60,361	55,746
Cash and cash equivalents	(3,736)	(5,192)
Current financial assets	(2,954)	(2,154)
Positive mark-to-market value of long-term derivative instruments	(5,048)	(2,812)
Other non-current liabilities included in “Trade and other payables”	749	708
Other current liabilities included in “Trade and other payables”	449	111
Other assets included in “Non-current financial assets”	(524)	(1,516)
Other assets included in “Current trade and other receivables”	(702)	(661)
Net financial debt	48,595	44,230
Gross commitments related to employee benefits	6,839	6,578
Value of associated long-term assets	(749)	(749)
Tax benefits	(1,569)	(1,533)
Net commitments related to employee benefits	4,521	4,296
Net financial debt plus commitments	53,116	48,526
Free Cash Flow
The Group’s free cash flow is calculated starting from “Net cash flow provided by operating activities” as indicated in the consolidated statement of cash flows; deducting (Payments on investments)/Proceeds from the sale of investments in property, plant and equipment and intangible assets, net, adding the cash received form government grants and deducting dividends paid to minority interests. The cash used to cancel commitments related to employee benefits (originally included in the Net cash flow provided by operating activities) is added as it represents the payments of principal of the debt incurred with those employees.
The definition of free cash flow has been revised so that the cash received from the sale of real estate (which in recent years amounted to 35 million euros in 2015, 8 million euros in 2016 and 8 million euros in 2017) is no longer excluded from the cash flow proceeding from the operations. Cash received from the sale of real estate is included in the "(Payments on investments)/Proceeds from the sale of investments in property, plant and equipment and intangible assets, net" figure within the free cash flow.
We believe that free cash flow is a meaningful measure for investors and analysts because it provides an analysis of the cash flow available to protect solvency levels and to remunerate the parent company’s shareholders and other equity holders (which is why free cash flows do not consider payments to minority interests). The same measure is used internally by our management. Nevertheless, free cash flow as calculated by us should not be considered as a substitute for the various flows of cash as presented in the consolidated statements of cash flows.
The following table presents the reconciliation between the Telefónica Group’s Net cash flow provided by operating activities as indicated in the consolidated statement of cash flows and the free cash flow for 2017, 2016 and 2015:

Millions of euros	2015	2016	2017
Net cash flow provided by operating activities	13,615	13,338	13,796
(Payments on investments)/Proceeds from the sale of investments in property, plant and equipment and intangible assets, net	(10,256)	(9,187)	(8,992)
Government grants received	7	—	2
Dividends paid to minority interests	(538)	(511)	(555)
Payments related to cancellation of commitments	721	738	696
Free Cash Flow	3,549	4,378	4,947

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
We consider an accounting estimate to be critical if:

•	it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate; and

•	changes in the estimate or different estimates that we could have selected may have had a material impact on our financial condition, results of operations or cash flows.
The various policies that are important to the portrayal of our financial condition, results of operations and cash flows include:

•	accounting for long-lived assets, including goodwill;

•	deferred taxes;

•	provisions;

•	revenue recognition; and

•	exchange rate used to remeasure Venezuelan bolívar (VEF)-denominated items.
Property, plan and equipment, intangible assets and goodwill
Property, plant and equipment and intangible assets, other than goodwill, are recorded at acquisition cost. If such assets are acquired in a business combination, the acquisition cost is the estimated fair value of the acquired property, plant and equipment or intangible assets. Property, plant and equipment and intangible assets with definite useful lives are depreciated or amortized on a straight-line basis over their estimated useful lives.
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
Bundled offers
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
Exchange rate and inflation rates used to translate the financial statements of our Venezuelan subsidiaries
As of December 31, 2017, there are multiple exchange mechanisms and three published exchange rates legally available for translation of the financial statements of the Venezuelan subsidiaries.
We review, on a regular basis, the economic conditions in Venezuela and the specific circumstances of our Venezuelan operations. In light of the worsening of the economic and political crisis in Venezuela in 2017 and in the absence of official rates that are representative of conditions in such country at December 31, 2017, the Group believes it is necessary to estimate an exchange rate that considers the progression of inflation in Venezuela and contributes to reflect the economic and financial position of the Group’s Venezuelan operations within its consolidated financial statements in a more accurate way.
Assessment of the exchange rate that better reflects the economics of Telefónica’s business activities in Venezuela relies on several factors and is performed considering all the information available at the closing date, and entails the use of assumptions and estimates and significant management judgment.
Due to inherent uncertainties in the estimates required to determine the appropriate exchange rate for the conversion of VEF-denominated financial statements, actual cash flows denominated in such currency may differ from the amounts currently recognized on the basis of our estimates, as a result of changes in currency laws or changes in exchange mechanisms or published exchange rates that may have an impact on the conversion rate used for our Venezuelan subsidiaries’ financial statements, affecting the net monetary position of assets (liabilities) denominated in VEF.
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
For a discussion of the contribution of Telefónica Venezolana to certain items of the consolidated income statement, cash flows statement and statement of financial position of the Telefónica Group for 2017, please see Note 2 to our Consolidated Financial Statements.
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
During 2017, global activity growth was higher than in 2016 and 2015 and recent developments suggest that growth in 2018 is going to be similar to 2017. The European Union has grown for the fifth year in a row due to the improvement of internal demand, especially in Spain. Macroeconomic perspectives have improved as risks have diminished compared with both 2016 and 2015, especially political uncertainties after the results of the general elections in some European countries. However, the British exit process from the European Union could add risks to this outlook depending on its outcome.
In Latin America, economic activity has turned the corner posting positive growth in 2017, after the adjustments and economic contraction that characterized 2016, while growth rates were close to zero in 2015. An even higher growth is expected for 2018, although the growth rates are expected to be significantly lower than those achieved before the global recession. The recent recovery in commodity prices, especially oil and copper, are expected to provide some relief to the external accounts balances and to activity growth in the region. However, a faster monetary normalization in the United States, as well as doubts about growth and imbalances in China, could have an impact on inward external flows, making financing conditions in Latin American countries more stringent, which would affect household private consumption negatively.
Operating environment by country

Spain

In 2017, Spanish GDP expanded by 3.1% (according to Funcas consensus forecast), slightly below the 2015 and 2016 growth rates (3.3%), but still considerably higher than the 2014 rates (1.4%), following the average annual contraction of 1.8% in 2009-2013.

This performance was explained by a positive evolution of domestic demand, with household consumption increasing 2.5% in 2017 (Funcas consensus forecast), in line with the average growth in 2014-2016 and reverting the average negative growth rates of 1.8% per year during 2009-13.

Investment also showed positive growth in 2017 for the fourth consecutive year in a row, at a rate of 4.7% (Funcas consensus forecast), compared to an average 5.8% growth in 2014-16 and the 8.5% annual decline experienced on average in 2009-13. Inflation was 1.1% in 2017, compared with an average of 0.2% in 2014-16.

The current account showed again a surplus in 2017 of 1.8% of GDP (Funcas Consensus Forecast), improving the 2014-16 average of 1.4% of GDP.

The unemployment rate continued its downward trend in 2017 after the 26.9% peak reached in the first quarter of 2013. The unemployment rate was 17.1% at the end of 2017 (Funcas consensus forecast), 1.5 pp lower than at the end of 2016.

United Kingdom

In 2017, the British economy, measured in terms of GDP, grew 1.8% compared with a growth rate of 1.9% in 2016 and 2.3% in 2015. Household consumption was the main source of economic growth, increasing by 1.5% (HM Treasury consensus forecast) in 2017, compared with an average growth rate of 2.4% in 2014-16, driven by its fundamentals, with the unemployment rate decreasing to 4.3% (HM Treasury consensus forecast), from 4.9% in 2016 and 5.4% in 2015. On the other hand, fixed capital investment growth was 2.6% in 2017 (HM Treasury consensus forecast), slightly above the 1.7% experienced in 2016, but down the average of 5.0% in 2014-15. This downward trend is due to the increasing political and economic uncertainty that followed the Brexit referendum in June 2016 which is likely weighing on firms’ investment decisions.

Inflation (CPI) increased by 3.0% year-on-year in 2017, accelerating from 1.6% in 2016 and 0.2% in 2015, with upward pressures coming from energy and food prices as well as exchange rate depreciation.

The British pound sterling experienced a depreciation relative to the euro in 2017, falling by 4% year-on-year, from 0.85 GBP per EUR in 2016 (year-end) to 0.89 GBP per EUR in 2017 (year-end). The increase in uncertainty about the future trade and economic relations between the United Kingdom and the European Union after the Brexit referendum result was the main reason behind the currency weakness.

Germany

In 2017, the German economy grew by 2.5% according to the Deutsche Bundesbank macroeconomic projections, the highest rate since 2011 and after expanding on average 1.8% in 2014-16.

The economic growth in 2017 was mainly due to a positive contribution of the internal demand, especially private consumption (which grew by 2.3%, Bundesbank forecast) and investment (which grew by 4.4%, Bundesbank forecast). The performance of both variables has substantially improved this year compared to the previous ones; in 2015-16 consumption grew on average 1.7% and investment 1.9%.

In 2017 the inflation rate was 1.7% year-on-year (compared with an average of 0.25% in 2015-16), and the unemployment rate stood at 3.6%, compared with 3.9% in 2016 and 4.4% in 2015.

Brazil

Brazilian GDP increased approximately 1% in 2017 (according to Consensus Economic Forecasts (“CFe”)), following decreases of 3.5% in each of 2016 and 2015, according to the Brazilian Geography and Statistics Institute. Investments contracted by 2.1% (CFe) in 2017, after a decrease of 10.3% in 2016. Household consumption increased by 0.9% in 2017 (CFe), after a 4.3% decrease in 2016.

Inflation, as measured by the IPCA, was 2.9% in 2017 (below the lower bound of the central bank’s 3%-6% tolerance range), compared to 6.3% in 2016 and 10.7% in 2015. Due to decreasing inflation, the basic interest rate, the Special Clearance and Escrow System rate (Selic rate), was lowered from 13.75% at the end of 2016 to 7.00% at the end of 2017.

The current account deficit reached 9.8 billion U.S. dollars in 2017, compared to 23.5 billion U.S. dollars in 2016 and 59.4 billion U.S. dollars in 2015. In 2017, this deficit was financed by capital inflows, such as foreign direct investments, which reached 70.3 billion U.S. dollars, while portfolio investments resulted in an outflow of 1.1 billion U.S. dollars. International reserves increased by 9.8 billion U.S. dollars in 2017, to a level of 382 billion U.S. dollars.

The country-risk decreased, helped by the economic activity recovery as well as a favorable external scenario for emerging economies. The J.P. Morgan Emerging Markets Bond Index Plus (EMBI + Brazil) reached 240 basis points at the end of 2017, down from 328 basis points at the end of 2016 and 523 basis points at the end of 2015. However, the Brazilian real slightly depreciated in 2017, given uncertainties regarding the continuity of fiscal reforms, especially the approval of the social security reform. It depreciated against the U.S. dollar by 1.5%, reaching an exchange rate of 3.31 reais per U.S. dollar on December 28, 2017, compared to 3.26 reais per U.S. dollar on December 30, 2016 and to 3.90 reais per U.S. dollar on December 31, 2015.

Mexico

Mexico’s real GDP increased by an estimated 2.1% in 2017 (CFe), compared with a 3.3% and 2.9% increase in 2015 and 2016, respectively.

Inflation, as measured by the CPI, was 6.8% year-on-year in 2017 compared with 3.4% in 2016, surpassing the Mexican Central Bank’s tolerance range of 2% to 4%.

During 2017, exports increased by 9.8%, private consumption increased by 2.8% (CFe) and investment decreased by 0.9% (CFe) compared with 2016.

The current account balance posted a deficit of 20.2 billion U.S. dollars in 2017 - according to CFe - compared with 22.7 billion U.S. dollars in 2016.

On December 31, 2017, the exchange rate relative to the U.S. dollar was 19.66 Mexican pesos to the U.S. dollar (20.62 and 17.18 on December 31, 2016 and 2015, respectively).

Venezuela

No official data is available for GDP, balance of payments or inflation since 2015. However, the expectations about the worsening of economic conditions in Venezuela have been confirmed by analysts forecasts. Ecoanalítica (local consulting firm) expects GDP would have contracted 14.7% in 2017, with a cumulative 34.3% contraction during the period 2014-2017.

Private consumption, investments and public consumption are estimated to have fallen 10.3%, 34.7% and 23.3%, respectively, in 2017. Additionally, exports are estimated to have declined by 10.5% in 2017 and imports are estimated to have contracted by 16.4% according to Ecoanalítica estimations.

The inflationary spiral in Venezuela continues to accelerate. According to Ecoanalítica, prices are estimated to have increased 2,874% year-on-year in 2017, much higher than the 525% inflation rates reached in 2016.

The unemployment rate was estimated to have averaged 9.2% in 2017, similar to the 9.5% unemployment rate estimated for 2016.

Chile

Chilean GDP expanded at an estimated rate of 1.5% (CFe), slightly below the rate registered in 2016 (1.6%) and at its slowest pace since the 2009 recession. The strike in “Escondida,” the biggest copper mine of the country, and the protracted contraction in real estate investment prevented a better performance.

The labor market deteriorated mildly, the unemployment rate increased to 6.4% at the end of 2017 compared to 6.1% and 5.8% in 2016 and 2015, respectively, but remained among the lowest rates in the current decade. Nominal wages rose in line with historical averages, and real wages accelerated as inflation decreased.

Inflation, measured by CPI, reached 2.3% in 2017, decreasing with respect to previous years (2.7% and 4.4% in 2016 and 2015, respectively). This reduction is mostly explained by the appreciation of the Chilean peso, soft increases in international oil prices and excess supplies of fresh vegetables and fruits. Core inflation (excluding food and energy) reached 1.9%. Both CPI and core CPI inflation remained below 3%, the inflation target of the Chilean Central Bank during the year.

The Chilean Central Bank lowered its policy interest rate from 3.5% to 2.5% along the first half of 2017 and kept it unchanged the rest of the year. The monetary policy aimed to support the recovery in economic activity in a context of diminished inflation pressures. The inflation outlook changed markedly from previous years and gave more room to loose monetary policy.

The trade balance surplus reached 6.9 billion U.S. dollars in 2017, compared to 5.3 billion U.S. dollars in 2016 and 3.5 billion U.S. dollars in 2015. Chilean exports evolved in line with an uptrend in copper prices, which soared 30% along the year, as well as a recovery in Chilean non-mining exports. In turn, Chilean imports grew moderately as local activity remained weak. Total Chilean external trade grew for the first time in three years in line with the improvement in global trade.

The fiscal balance accounted for an estimated deficit of 2.8% of GDP, similar to the deficit reached in 2016 (2.7%) but slightly higher than in 2015 (2.1%).

The nominal exchange rate at the end of 2017 was 615 Chilean pesos per U.S. dollar, reflecting a year-over-year Chilean peso appreciation of 8.2%. The exchange rate performance in 2017 was mainly explained by the continuous increase of copper prices along the year, as well as the persistent weakening of the U.S. dollar against its main counterparts.

Argentina

Argentina’s GDP grew by an estimated 2.8% in 2017 (CFe), in contrast to the 2016 decrease of 2.2% and the average annual growth rate of approximately 7.5% achieved from 2005 through 2008.

The Argentine peso depreciated by 18.4% relative to the U.S. dollar, closing at 18.77 Argentine pesos per U.S. dollar at the end of 2017, compared with 15.85 Argentine pesos per U.S. dollar at the end of 2016 and 12.94 Argentine pesos per U.S. dollar at the end of 2015.

The Buenos Aires CPI increased by 26.1% in 2017 compared with 41.0% in 2016 and 26.9% in 2015.

The estimated current account deficit of 28.3 billion U.S. dollar in 2017 (CFe) is the highest in Argentinian history, increasing from the deficit of 14.7 billion U.S. dollars reached in 2016 and the 17.2 billion U.S. dollars deficit of 2015. The trade balance deficit amounted to 8.5 billion U.S. dollars in 2017, with a 19.7% increase in imports and a 0.9% increase in exports, both contributing significantly to this result.

Colombia

Colombian GDP grew 1.8% in 2017. That growth was lower than the 2.0% and 3.1% recorded in 2015 and 2016, respectively. The tax reform impact on private consumption mostly explains this deceleration.

Following the deceleration in GDP, the unemployment rate has grown moderately. The annual average unemployment rate for 2017 was 9.4% (CFe), slightly above the 9.2% and 8.9% rates showed in 2016 and 2015, respectively.

The inflation rate was 4.1% year-on-year at the end of 2017, 1.6 percentage points lower than in 2016. This evolution was mainly explained by the recovery of food supply due to the end of the ENSO (El Niño Southern Oscillation), and the vanishing effect related to the 2016 tax reform.

The Colombian peso appreciated 3.4% on average against the U.S. dollar in 2017. The exchange rate at the end of 2017 was 2.984 Colombian pesos per U.S. dollar. This appreciation is explained by the increase in oil prices, due to the cuts in production made by the OPEC members (Vienna’s agreement), and the reduction in the country risk, reflected in the credit default swap (CDS) prices.

The Colombian Central Bank lowered interest rates by 275 basis points from 7.50% to 4.75%, in line with the lower inflation and lower economic activity growth during the year.

Current account deficit is estimated to have reached 11.4 billion U.S. dollars (CFe) in 2017, 3.7% in terms of GDP, which is lower than the 4.4% recorded the year before. This reduction is explained by an increase in exports due to a recovery in commodity prices.

Peru

Peruvian GDP expanded by 2.5% in 2017, in contrast to the 4.0% expansion of 2016. This was mainly explained by a slowdown in growth in the first quarter of the year, as a result of the negative developments that the economy faced (El Niño Costero and corruption cases), which was followed by an expansion in the following quarters, after the impact of these developments began to subside.

Consumer prices, as measured by the CPI, increased by 1.4% in 2017, within the Central Bank’s target of 1%-3% compared with 3.2% in 2016 and 4.4% in 2015.

The Peruvian Central Bank cut its interest key rate by 100 basis points from 4.25% in 2016 to 3.25% in 2017. According to the Central Bank, inflation expectations are within the target range and the growth of economic activity has been recovering rapidly, although below its potential growth in a context of low inflation.

The government budget showed a relatively moderate deficit of 3.2% of GDP in 2017, compared with a slight fiscal deficit of 2.6% in 2016. This is the result of a significant increase on public expenditure.

In the foreign exchange market, the Peruvian Nuevo Sol strengthened by 3.6% against the U.S. dollar in 2017, reaching 3.24 Peruvian Nuevo Sol per U.S. dollar at the end of the year, compared with an appreciation of 1.7% in 2016 and a 14.6% depreciation in 2015. The trade surplus reached 6.3 billion U.S. dollars in 2017 (considerably higher than the 1.9 billion U.S. dollars surplus in 2016) and constant financial capital inflows led to an increase of the international net reserves (2.0 billion U.S. dollars), reaching 63.7 billion U.S. dollars in 2017 compared to 61.7 billion U.S. dollars in 2016 and 61.5 billion U.S. dollars in 2015.

Country risk, measured by the J.P. Morgan Emerging Markets Bond Index (EMBIG Peru), declined 34 basis points to 136 basis points in 2017. The long-term sovereign debt rating is currently investment grade by Fitch, Standard and Poor’s and Moody’s rating agencies.

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
We estimate that in 2017 variations in currencies and hyperinflation in Venezuela decreased our consolidated revenues by approximately 3.2%. Currency fluctuations can also have a significant impact on our statement of financial position, particularly equity attributable to equity holders of the parent, and on our statement of cash flows, when translating the financial statements of subsidiaries located outside the Eurozone into euro. In 2017 equity attributable to equity holders of the parent decreased by 4,607 million euros and cash and cash equivalents decreased by approximately 356 million euros due to the translation of the financial statements of our foreign subsidiaries, principally due to the depreciation of the Brazilian real, Argentinian peso and pound sterling relative to the euro.
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
We estimate that in 2015 variations in currencies and hyperinflation in Venezuela decreased our consolidated revenues by approximately 2.3%. In 2015 equity attributable to equity holders of the parent decreased by 4,657 million euros and cash and cash equivalents decreased by approximately 1,000 million euros due to the translation of the financial statements of our foreign subsidiaries, principally due to the depreciation of the Brazilian real, Argentine peso and the Venezuelan bolívar, partially offset, by the appreciation of the pound sterling relative to the euro.
Venezuela is considered as a hyperinflationary economy since 2009. The inflation rates used to prepare the financial information included herein are based on the National Consumer Price Index of Venezuela (Indice Nacional de Precios al Consumidor de Venezuela) published by the Central Bank of Venezuela, or where a definitive index is not available, the best estimation. On an annual basis, these rates are 2,874.1%, 511.1% and 190.8% for 2017, 2016 and 2015, respectively. The exchange rates used to convert items denominated in Venezuelan bolívar, once adjusted for inflation, in the Consolidated Financial Statements are the closing rates as of December 31, 2017, 2016 and 2015, which were 36,115.28 bolivars per U.S. dollar (by reference to synthetic exchange rate), 674 bolivars per U.S. dollar (by reference to DICOM) and 199 bolivars per U.S. dollar (by reference to SIMADI), respectively.
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

	2015 (1)	2016 (1)	2017 (1)	% change 2015 to 2016	% change 2016 to 2017
	Average	Average	Average	Average	Average
Pound Sterling	0.73	0.82	0.88	11.92%	7.71%
U.S. Dollar	1.11	1.11	1.13	-	—
Brazilian Real	3.64	3.83	3.59	5.30%	(6.34)%
Argentine Peso	10.22	16.31	18.56	59.63%	13.77%
Peruvian Nuevo Sol	3.53	3.73	3.67	5.75%	(1.69)%
Chilean Peso	723.91	747.50	731.28	3.26%	(2.17)%
Mexican Peso	17.57	20.63	21.29	17.41%	3.20%
Venezuelan Bolívar (2)	216.31	710.23	43,290.04	n.m.	n.m.
Colombian Peso	3,016.49	3,369.06	3,324.37	11.69%	(1.33%)
Guatemalan Quetzal	8.49	8.41	8.29	(0.99%)	(1.38%)
Source: Central treasury bank of the respective countries.
(1)    These exchange rates are used to convert the income statements of our subsidiaries from local currency to euro.
(2)    As Venezuela is considered a hyperinflationary country, the income statement from operations in Venezuela is accounted for pursuant to the closing exchange rate of bolívar to euro.
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

Group Results of Operations
Please see “Item 4 —Information on the Company — Business Overview — Financial Results.”
B. Liquidity and Capital Resources
Cash Flow Analysis
The table below sets forth consolidated cash flow information for the years indicated. Positive figures refer to cash inflows and those in parentheses refer to cash outflows.

	2015	2016	2017
(millions of euros)
Net cash from operating activities	13,615	13,338	13,796
Net cash used in investing activities	(12,917)	(8,208)	(10,245)
Net cash used in financing activities	(3,612)	(4,220)	(1,752)
For a discussion of our cash flows for the years ended December 31, 2015, 2016 and 2017, please see Note 20 to our Consolidated Financial Statements.
Anticipated Uses of Funds
Our principal liquidity and capital resource requirements consist of the following:

•	costs and expenses relating to the operation of our business;

•	debt service requirements relating to our existing and future debt;

•	capital expenditures for existing and new operations;

•	acquisitions of new licenses or other operators or companies engaged in complementary or related businesses; and

•	dividends, other shareholder remuneration, and pre-retirement payments.
In 2018, we expect to continue transforming our networks, evolving them towards all-IP hyper-connected networks, by investing in FTTx in key markets, and by expanding our mobile networks with LTE in most of our operations, and also with 3G. We also expect to continue investing in IT as a critical factor in our transformation. We expect to continue to invest in TV and digital content to take advantage of the opportunities in the digital markets. We may also use funds to acquire new licenses engaged in complementary or related businesses in the digital world.
We also have liquidity requirements related to the costs and expenses relating to the operation of our business, financial investments, our payment of dividends, shareholder remuneration and pre-retirement payment commitments.
We also have liquidity requirements related to debt service requirements in connection with our existing and future debt. At December 31, 2017, we had gross financial debt of 55,746 million euros compared with 60,361 million euros at December 31, 2016. For the amortization schedule of our consolidated gross financial debt at December 31, 2017 and a further description of financing activity in 2017, see “—Anticipated Sources of Liquidity” below. Our net financial debt decreased by 4,365 million euros to 44,230 million euros at December 31, 2017, compared with 48,595 million euros at December 31, 2016. The main factors contributing to decreased debt in 2017 include: (i) our 2017 free cash flow generation of 4,947 million euros; (ii) our 40% Telxius divestment for 1,275 million euros and (iii) the lower euro value of foreign-denominated net financial debt amounting to 639 million euros. The factors contributing to increased debt in 2017 include: (i) remuneration to shareholders (including dividends, issuance of capital instruments, purchase of treasury stock and payment of coupons on undated deeply subordinated securities) amounting to 1,264 million euros; (ii) the payment of labor-related commitments (696 million euros), mainly related to early retirements; and (iii) other factors affecting the liabilities amounting to 536 million euros (including the refinancing of commercial liabilities).
For a reconciliation of net financial debt to gross financial debt, see “—Presentation of Financial Information—Non-GAAP financial information—Net financial debt and net financial debt plus commitments”.
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
In recent years, we raised funds by issuing equity instruments, principally undated deeply subordinated securities, mandatory convertible notes, debt securities and new shares.
Financing
The following table shows the amortization schedule of our consolidated gross financial debt at December 31, 2017 as stated in euro. We may have exchange rate financial derivatives as instruments assigned to the underlying debt instruments. The table below includes the fair value of derivatives classified as financial liabilities (i.e., those with a negative mark-to-market) and excludes the fair value of derivatives classified as current financial assets (845 million euros), and those classified as non-current (2,812 million euros) (i.e., those with a positive mark-to-market). For description of the liquidity risk we face, see Note 16 to our Consolidated Financial Statements, and for a description of our financial liabilities, see Note 13 to our Consolidated Financial Statements.

Millions of euros
	Current	Non-current
Maturity	2018	2019	2020	2021	2022	Subsequent years	Non-current total	Total
Debentures and bonds	5,313	3,599	5,108	4,760	4,903	17,605	35,975	41,288
Promissory notes & commercial paper	2,107	—	112	—	—	187	299	2,406
Total Issues	7,420	3,599	5,220	4,760	4,903	17,792	36,274	43,694
Loans and other payables	1,714	2,250	819	918	531	2,668	7,186	8,900
Derivative instruments	280	214	824	453	185	1,196	2,872	3,152
Total	9,414	6,063	6,863	6,131	5,619	21,656	46,332	55,746
Notes:
- Estimated future interest payments as of December 31, 2017 on our interest-bearing debt (not included above) are as follows: 1,715 million euros in 2018, 1,525 million euros in 2019, 1,323 million euros in 2020, 1,068 million euros in 2021, 914 million euros in 2022 and 7,037 million euros in subsequent years. With respect to floating rate debt, we estimate future interest payments as the forward rates derived from yield curves quoted for the different currencies on December 31, 2017.

During 2017, we obtained financing totaling approximately 10,501 million euros (excluding the refinancing of euro commercial paper and short term banking loans) and focused on maintaining a solid liquidity position, as well as refinancing and extending the debt maturities (in an environment of very low interest rates).
For a description of our financing, see Note 13 to our Consolidated Financial Statements.
In 2018, through the date of this Annual Report, our debt issuances and principal financing arrangements consisted of:

•
On January 11, 2018, Telefónica Deutschland Holding AG launched an issuance of debt instruments in the local market (Schuldscheindarlehen and Namensschuldverschreibung) for an aggregate amount up to 200 million euros and maturities of up to 15 years.

•	On January 22, 2018, Telefónica, S.A. drew down 100 million euros of its bilateral loan signed on December 28, 2017 and maturing in 2020.

•
On January 22, 2018, Telefónica Emisiones S.A.U. issued notes under its EMTN Program filed on June 29, 2017 in an aggregate nominal amount of 1,000 million euros. The notes are due on January 22, 2027, pay an annual coupon of 1.447% and are guaranteed by Telefónica, S.A.

•	On January 23, 2018, Telefónica, S.A. drew down 385 million euros of its bilateral loan signed on December 20, 2017 and maturing in 2019.

•	On January 23, 2018, Telefónica Germany GmbH & Co. OHG signed the second extension of its syndicated credit facility dated March 22, 2016, for 750 million euros and new maturity on March 22, 2023.

•
On January 26, 2018, Telxius drew down 221 million euros and 75 million dollars of its multicurrency syndicated facility signed on December 1, 2017 and maturing in 2022. This syndicated facility allows the parties to extend the maturity up to 2024 by mutual agreement.

•	On January 30, 2018, Telefónica, S.A. drew down 100 million euros of its bilateral loan signed on November 24, 2017 and maturing in 2026.
Our borrowing requirements are not significantly affected by seasonal trends.
Availability of funds
At December 31, 2017, we had funds available (including cash and cash equivalents and undrawn lines of credit) totaling 20,852 million euros. This amount included: undrawn lines of credit for an amount of 13,531 million euros (12,541 million euros expiring in more than 12 months); cash and cash equivalents and current financial assets other than those in Venezuela.
We believe that, in addition to internal generation of funds, our working capital, our medium-term note program, our euro commercial paper program, our corporate domestic promissory note program and available lines of credit will allow us to meet our future capital requirements, including (according to our liquidity policy) gross debt maturities over the next twelve months.
For a description of our liquidity and undrawn lines of credit available at December 31, 2017, see Notes 12 and 13 to our Consolidated Financial Statements, and for a discussion of our liquidity risk management and our capital management, see Note 16 to our Consolidated Financial Statements.
Telefónica, S.A. is the parent company of the Telefónica Group and receives funding from its subsidiaries in the form of dividends and loans. Consequently, restrictions on the ability of the Group’s subsidiaries to transfer funds to Telefónica, S.A. in the form of cash dividends, loans or advances, capital repatriation and other forms would negatively affect our liquidity and thus our business.

Certain Latin American economies, such as currently Venezuela, or Argentina in the past, have experienced shortages in foreign currency reserves and their respective governments have adopted restrictions on the ability to transfer funds out of the country and convert local currencies into U.S. dollars. This may limit our ability to repatriate funds out of certain subsidiaries from such countries. However, regarding net repatriation of funds to Spain, in 2017 we received on a net basis 344 million euros from our Latin American subsidiaries, of which 1,134 million euros related to dividends received, which were partly offset by an outlow of 790 million euros due mainly to the capital increases of certain Group companies.
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

At December 31, 2017, Telefónica, S.A.’s long-term issuer default rating is "BBB stable outlook" from Fitch, “Baa3 stable outlook" from Moody's and "BBB stable outlook" from Standard & Poor's. During 2017, there have not been any changes in the credit ratings by the three agencies. The last changes in the credit ratings took place in 2016 when Moody’s downgraded the rating to “Baa3 stable” from “Baa2 negative” on November 7, 2016, Fitch downgraded the rating to “BBB stable” from “BBB+ stable” on September 5, 2016 and Standard and Poor’s revised the outlook to “stable” from “positive” on May 17, 2016.

The European Commission's decision to block the proposed sale of O2 U.K. to Hutchison's Three U.K. in 2016 had an impact on Telefonica’s credit ratings and outlooks by Moody’s and Standard and Poor’s, as they considered such decision would delay the Company’s deleveraging process. During 2017, we have taken certain measures to protect our credit rating. These measures mainly include: an intensive financing activity, taking advantage of historical low refinancing rates to extend average debt life, together with the maintenance of an appropriate level of liquidity, an active portfolio management through the completion of the 40% divestment of Telxius, and the issuance of undated deeply subordinated securities as a solvency protection measure to mitigate negative impacts on our consolidated financial statements.
Intragroup Loans
We lend funds to our operating subsidiaries, directly or through holding companies that head our different lines of business. At December 31, 2017, we had loans outstanding totaling 4,881 million euros (5,671 million euros at December 31, 2016) to companies in the Telefónica Group (including subsidiaries located in Latin American countries). These funds are derived from retained cash flows, loans, bonds, issuances of undated deeply subordinated securities and other sources (such as asset disposals).
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
Telefónica bases its innovation strategy on the balance between two main models:

•
Promoting our internal research, development and innovation (R&D&i) capabilities, for which we have developed our own innovation model, which allows us to promote the application of technical research in developing commercial products and services using the knowledge developed in research centers, technological institutes and universities, among other sources; and

•
Promoting the creation of open innovation ecosystems, in which the “Open Future” initiative stands out as a global program designed to connect entrepreneurs, start-ups, investors, venture capital funds and public and private organizations around the world which promote innovation in collaboration with other actors.

In parallel with these two models, Telefónica seeks to promote the development of sustainable solutions that generate a positive impact on the environment and on the economic, social and technological progress of the regions in which we operate. To this effect, in addition to the investment made in promoting sustainable innovation projects and in the activities that are developed to guarantee the accessibility of our solutions to all groups, Telefónica has a subsidiary focused the development of disruptive technologies.
Telefónica firmly believes that competitive advantage cannot be based solely on acquired technology, and so has always considered the promotion of internal innovation, research and development activities as a strategic axis, in an effort to achieve this differentiation and move forward in other activities which guarantee the sustainability of our business.
To this effect, the Telefónica Group’s internal innovation policy focuses on contributing with solutions that support Telefónica’s commitment to developing a responsible business under the criteria of economic, social and environmental sustainability, by:

•	Developing new products and services that enable growth and competition in an increasingly global environment, while being adapted to the diversity and local needs of each market;

•	Encouraging the return of innovation through open innovation and creating value from the technology generated;

•	Increasing our customers' loyalty and satisfaction;

•	Increasing the revenues, profits and value of the Company;

•	Increasing the quality of our infrastructure and services, as well as our relationship with our technology providers and solutions; and,

•	Improving business processes and operations with the aim of optimizing resources, increasing efficiency and reducing environmental impact.
During 2017 we carried out numerous technological innovation projects focused on sustainability, process efficiency, the creation of new sources of revenue, customer satisfaction, the consolidation of our presence in new markets and technological leadership.
We also develop innovation projects to promote an increase in the access to information technology in country areas or areas of difficult access (Proyecto Internet para todos), new connectivity technologies, solutions and applications focused on Internet business models, advanced user interfaces, distribution of TV and multimedia contents and other value added services, taking advantage of the potential of the telecommunications infrastructures deployed. These projects, among others, were undertaken based on our objective to quickly identify emerging technologies that may have a relevant impact on our business, and to test these technologies on pilots related to new platform services, applications and prototypes.
A significant part of the innovation activities and projects of research, development and innovations are carried out by the Innovation department of Telefónica, which receives support from other companies and universities in the execution of its functions. Its mission is focused on improving our competitiveness through technological innovation and product development. Additionally, it is also responsible for experimental and applied research and for the development of products to increase our range of services and reduce operating costs.
The technological innovation activities of Telefónica are focused on three main areas:

1.
The development of new networks. These activities are related to new radio and fibre optic access technologies (technologies on the virtualization of network functions, in line with the technological trend known as SDN or defined networks via software) and on topics related to network optimization, which enable us to have a much more flexible and adaptable network that is dynamically adaptable to the new requirements of digital services and customers.This category also encompasses all innovation activities with a purpose of efficiently deploying the network in remote and difficult-to-access areas to bring services that offer connectivity to the entire population. This project provides connectivity to rural populations through innovative technologies including yet not limited to integration with satellites, flight networks, microcells and network virtualization functions.

2.	The development of new products and services which are carried out within the framework of the digital services strategy. The following stand out among these activities:

◦	Interpersonal communication of the future with natural access, taking advantage of the possibilities of the Internet and smartphones;

◦	Services related to Big Data, regarding the concept of the Fourth Platform, whose vision is to return the value associated with the data it generates to the customer;

◦	Video and multimedia services (combining text, audio, images and video) with a user experience on all connected devices;

◦	Advanced solutions in emerging ICT businesses, such as cloud computing cloud or security;

◦	Management of Internet of Things (IoT) services, related to enriched mobility, energy efficiency and smart retail;

3.
Experimental and applied research: With a medium and long-term outlook, Telefónica also has “Scientific Groups” whose mission is to investigate the possibilities of new networks and services and to solve the technological, social and environmental challenges that arise.

It should be noted that in 2017 consolidation was made of the Telefónica Alpha Innovation unit, which was conceived to focus on innovating products and developing disruptive technologies that address the main challenges affecting the planet and society. In addition, Telefónica I+D Chile, a 100% subsidiary of Telefónica Chile, which was launched in 2014 in collaboration with the Chilean government, continues developing products and generating patents in "enriched mobility", Smart Industry and Smart Agro.

The total R&D expense in the Group for 2017 amounted to 862 million euros, 4.8% less than the 906 million euros incurred in 2016 (1,055 million euros in 2015). This expense represents 1.7%, 1.7% and 1.9% of the Group’s consolidated revenue for 2017, 2016 and 2015, respectively. These figures were calculated using guidelines of the Organization for Economic Co-operation and Development (OECD).
During 2017, Telefónica registered 32 new patent applications, including two through the American office (USPTO), four through the Chilean office (INAPI) and 26 through the Spanish patent and trademark office (OEPM), 25 of which were European applications and one was an international one (PCT). Moreover, 8 industrial designs with European scope were registered through the OEPM.
Regarding the development of open innovation in Telefónica, the company has the Open Future unit, which includes an open, global program designed to connect entrepreneurs, startups, investors, and public and private organizations from around the world.
The main objective of Open Future_ is to detect, develop and enhance the talent and technological entrepreneurship in the local ecosystem of the 17 countries in which it is present and in all its phases, for that which drives and accelerates the growth of ideas, projects, initiatives and companies. The integral character of Telefónica Open Future enables innovation to be developed in different stages. It is structured around six initiatives, the objectives of which are as follows:

•	Drive (Think Big and Talentum Startups).

•	Accelerate (Crowdworking and Wayra).

•	Invest (Telefónica Ventures and the Amérigo Funds).
Telefónica Open Future, ended 2017 as one of the main investors in the Spanish area of open innovation, positioning itself as one of the major funds in Europe and Latin America in venture capital investment, thus positioning Telefónica as one of the most innovative companies, as also recognized by the Startup Europe Partnership, a European Union platform, appraising the company as the second largest European company to support innovation.
D. Trend Information
In 2017, Telefónica made progress towards long-term sustainable and profitable growth in service revenues, continuing to increase efficiencies and capturing synergies thanks to the integrated vision of the businesses, processes and technologies. This allowed us to maintain a strong investment effort in order to be able to offer our customers excellent connectivity. In recent years, the Company has moved forward in its business transformation:

•
Firstly, Telefónica preserves a business model with data-oriented offers, bundled services, including converged fixed and mobile services, as well as digital capabilities as part of the global transformation focused on responding to the change in our customers’ consumer habits. An essential part of our effort has been the investment in fiber and LTE networks, which we believe will allow the monetization of data as well as of digital services. In this way, Telefónica has significantly increased data accesses, including 68 million smartphones accesses, 3.3 million Pay TV accesses and 9.2 million fiber accesses during the 2015-2017 period. Additionally, average revenue per access increased by 4.1% year-on-year over the 2016-2017 period, from a year-on-year increase of 2.8% over the 2015-2016 period.

•
Secondly, changing consumer habits have resulted in a decreasing demand for voice services and an increasing demand for data, due to video downloads and internet connectivity through smartphones. This new trend has allowed us since 2015 to compensate the drop in voice revenues (excluding falls in interconnection tariffs) with higher data and service over connectivity, resulting in a positive trend in average revenue per access in the majority of our markets.

•
Thirdly, Telefónica launched in 2014 a simplification program focused on increasing growth and capturing synergies across the board; commercial offer simplification; IT network and global process modernization (through higher investments in IT and commercial systems as well as call centre costs reduction); and improving sales channels with a more efficient back office. All these measures allow resource liberation, resources that can be used for improving network. In 2014 we began to prepare our digitalization, designing in 2017 a program that includes from the systems that will facilitate that digitalization, the processes we have to adapt to achieve our digitalization targets that allow us to improve the service for our customers and achieve savings.

On the other hand, various factors have contributed to the fact that Telefónica has experienced a downward trend in some key financial performance indicators during the 2015-2017 period.

•
First, changes in foreign exchange rates, particularly in 2015 with the depreciation of the Brazilian real against the euro and the effects of the depreciation of the Venezuelan bolivar. In 2016 such currencies continued to depreciate and the Company’s results were also affected by devaluations in the United Kingdom, Argentina and Mexico, adversely and significantly affecting revenue growth.

•	Second, the high inflation in certain countries affected cost growth in numerous markets where Telefónica is present which were not completely offset by the increase in tariffs.

•
Third, Telefónica’s business is highly regulated, which affects its revenues and imposes costs on its operations. For example, the regulators have progressively reduced in recent years the fixed rates that Telefónica charges for calls received from other companies’ networks; the new roaming-out regulation (“Roam Like At Home” - RLAH); and the arbitration award of 470 million euros affecting Telefónica Colombia in relation to the reversion of certain assets used for the provision of services under old concession agreements.

•	Fourth, in recent years Telefónica has experienced an intense competition in the markets where it operates, resulting in more bundled offers and making it difficult to monetize value added services.

•
Fifth, in the last three years, within the above mentioned simplification process, Telefónica has redefined its processes, readapting its resource necessities, resulting in various provisions which have affected, results in 2016 as well as in 2017.

The positive result of the strategy with focus on sustainable and profitable growth is reflected in an upward trend in key market indicators as the operating cash flow (OIBDA-Capex) and net income. The operating cash flow continues its growth and was up 123.6% year-on-year over the 2016-2015 period and 21.0% over the 2017-2016 period. These better results were also seen in the net income, which increased by 16% over the 2017-2016 period.

E. Off-Balance Sheet Arrangements
We have commitments that could require us to make material payments in the future. These commitments are not included in our consolidated statement of financial position at December 31, 2017 although they are described in the notes to our Consolidated Financial Statements. For summary of our off-balance sheet commitments, see Note 21(b) and Note 16 to our Consolidated Financial Statements.
F. Tabular Disclosure of Contractual Obligations
The following table describes our contractual obligations and commitments with definitive payment terms which may require significant cash outlays in the future. The amounts payable (including accrued interest payments) are as of December 31, 2017. For additional information, see our Consolidated Financial Statements.

	Payments Due by Period
Millions of euros	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Financial liabilities (1)(2)	55,746	9,414	12,926	11,750	21,656
Operating lease obligations (3)	9,099	1,739	2,723	1,912	2,725
Purchase and other contractual obligations(4)	11,373	5,326	2,957	1,421	1,669
Other liabilities (5)	4,856	1,304	3,552	—	—
Total	81,074	17,783	22,158	15,083	26,050

(1)	Capital (finance) lease obligations are not calculated separately and are instead included as part of our long-term debt obligations.

(2)
Estimated future interest payments as of December 31, 2017 on our interest-bearing debt (not included above) are as follows: 1,715 million euros in 2018, 1,525 million euros in 2019, 1,323 million euros in 2020, 1,068 million euros in 2021, 914 million euros in 2022 and 7,037 million euros in subsequent years. With respect to floating rate debt, we estimate future interest payments as the forward rates derived from yield curves quoted for the different currencies on December 31, 2017. This item includes the fair value of derivatives classified as financial liabilities (i.e., those with a negative mark-to-market) and excludes the fair value of derivatives classified as current financial assets (845 million euros), and those classified as non-current (2,812 million euros) (i.e., those with a positive mark-to-market). For a more detailed description of our financial derivative transactions, see Note 16 to our Consolidated Financial Statements. For details of the composition of this item, see “Liquidity and Capital Resources– Anticipated Sources of Liquidity”).

(3)
This item includes definitive payments (non-cancellable without penalty cost). Our operating lease obligations have in some cases extension options conditioned on the applicable law of each country. Accordingly, we have included only those amounts that represent the initial contract period. At December 31, 2017, the present value of future payments for operating leases was approximately 7,344 million euros (2,239 million euros in Telefónica Brazil, 1,408 million euros in Telefónica Hispanoamérica, 604 million euros in Telefónica Spain, 2,258 million euros in Telefónica Germany, 432 million euros in Telefónica United Kingdom and 403 million euros in other companies). For a more detailed information about payments due under this item, see Note 18 to our Consolidated Financial Statements.

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

In addition, at December 31, 2017, we had short-term and long-term employee benefits provisions amounting to 912 million euros and 5,666 million euros, respectively, not included in the table above (see Note 15 to our Consolidated Financial Statements).
For details of the composition of, and changes in, our debt, see “—Liquidity and Capital Resources—Anticipated Sources of Liquidity” and Note 13 to our Consolidated Financial Statements.
Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
During 2017, our Board of Directors met thirteen times. At February 22, 2018, our Board of Directors had met two times during 2018. At February 22, 2018, our directors, their respective positions on our Board and the year they were first appointed as a director were as follows:

Name	Age	First Appointed	Current Term Ends
Chairman
Mr. José María Álvarez-Pallete López (1)	54	2006	2021
Vice-Chairmen
Mr. Isidro Fainé Casas (1)(2)	75	1994	2020
Mr. José María Abril Pérez (1)(3)(6)	65	2007	2018
Members
Mr. Ángel Vilá Boix (1)	53	2017	Next SGM
Ms. Eva Castillo Sanz (5)(6)(8)	55	2008	2018
Mr. Juan Ignacio Cirac Sasturain (6)	52	2016	2020
Mr. José Javier Echenique Landiríbar (1)(4)(7)	66	2016	2020
Mr. Peter Erskine (1)(6)(7)	66	2006	2020
Ms. Sabina Fluxà Thienemann (7)	37	2016	2020
Mr. Luiz Fernando Furlán (7)	71	2008	2018
Ms. Carmen García de Andrés (4)(8)	55	2017	2021
Mr. Jordi Gual Solé (2)(5)(6)	60	2018	Next SGM
Mr. Peter Löscher (6)	60	2016	2020
Mr. Ignacio Moreno Martínez (3)(4)(5)(8)	60	2011	2021
Mr. Francisco Javier de Paz Mancho (1)(4)(5)(7)	59	2007	2018
Mr. Francisco José Riberas de Mera	53	2017	2021
Mr. Wang Xiaochu (9)	59	2015	2020

(1)	Member of the Executive Commission of the Board of Directors.

(2)	Nominated by CaixaBank, S.A.

(3)	Nominated by Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”).

(4)	Member of the Audit and Control Committee.

(5)	Member of the Regulation and Institutional Affairs Committee.

(6)	Member of the Strategy and Innovation Committee.

(7)	Member of the Nominating, Compensation and Corporate Governance Committee.

(8)	Member of the Service Quality and Customer Service Committee.

(9)	Nominated by China Unicom (Hong Kong) Limited.
Board Committees
At February 22, 2018, the committees of our Board of Directors and members thereof are as follows:
Executive Commission
Our Board of Directors has expressly delegated all of its authority and power to the Executive Commission except as prohibited by the Spanish Corporation Act, under our Articles of Association, or under our Board Regulations. This commission is made up of fewer directors and meets more frequently than our Board of Directors. The members of the Executive Commission are Mr. José María Álvarez-Pallete López (Chairman), Mr. Isidro Fainé Casas, Mr. José María Abril Pérez, Mr. Ángel Vilá Boix, Mr. José Javier Echenique Landiríbar, Mr. Peter Erskine, Mr. Francisco Javier de Paz Mancho and Mr. Pablo de Carvajal González, as secretary. During 2017, the Executive Commission met sixteen times and, as of the date of this Annual Report, had met four times in 2018.
Audit and Control Committee
The Audit and Control Committee functions are regulated by our bylaws, our Board Regulations and the Audit and Control Committee Regulations. The Audit and Control Committee has the primary objective of providing support to our Board of Directors in its supervisory and oversight functions, specifically having the following responsibilities:

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
The Audit and Control Committee meets at least once per quarter and as many times as considered necessary. During 2017, the Audit and Control Committee met twelve times and, as of the date of this Annual Report, had met two times in 2018. The members of the Audit and Control Committee are Mr. José Javier Echenique Landiríbar (Chairman), Ms. Carmen García de Andrés, Mr. Ignacio Moreno Martínez and Mr. Francisco Javier de Paz Mancho. Our Board of Directors has determined that Mr. José Javier Echenique Landiríbar and Mr. Ignacio Moreno Martínez meet the requirements of an “audit committee financial expert” as such term is defined by the SEC.
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
The members of the Nominating, Compensation and Corporate Governance Committee are Mr. Francisco Javier de Paz Mancho (Chairman), Mr. José Javier Echenique Landiríbar, Mr. Peter Erskine, Ms. Sabina Fluxà Thienemann and Mr. Luiz Fernando Furlán. During 2017, the Nominating, Compensation and Corporate Governance Committee met eleven times, and as of the date of this Annual Report, it had met two times in 2018.
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
The members of the Regulation and Institutional Affairs Committee are Mr. Ignacio Moreno Martínez (Chairman), Ms. Eva Castillo Sanz, Mr. Jordi Gual Solé and Mr. Francisco Javier de Paz Mancho. During 2017, the Regulation and Institutional Affairs Committee met eleven times, and as of the date of this Annual Report the Committee has met two times in 2018.
Service Quality and Customer Service Committee
The Service Quality and Customer Service Committee is responsible for monitoring and reviewing the standards of quality of the main services we provide. The Service Quality and Customer Service Committee evaluates the level of quality of the services we provide to our customers. The members of the Service Quality and Customer Service Committee are Ms. Eva Castillo Sanz, Ms. Carmen García de Andrés and Mr. Ignacio Moreno Martínez. During 2017 the Service Quality and Customer Service Committee met five times and as of the date of this Annual Report has met once in 2018.
Strategy and Innovation Committee
In 2016, the Strategy Committee and the Innovation Committee merged into a new Committee, the so-called Strategy and Innovation Committee. Without prejudice to any other tasks that the Board of Directors may assign thereto, the primary duty of this new Committee is to support the Board of Directors in the analysis and implementation of the global strategy policy of the Telefónica Group. The Strategy and Innovation Committee is also responsible for advising and assisting in all matters regarding innovation. Its main object is to examine, analyze and periodically monitor the Group’s innovation projects, provide guidance and help ensure the implementation and development of innovation initiatives across the Group. The members of the Strategy and Innovation Committee are Mr. Peter Erskine (Chairman), Mr. José María Abril Pérez, Ms. Eva Castillo Sanz, Mr. Juan Ignacio Cirac Sasturain, Mr. Jordi Gual Solé and Mr. Peter Löscher. The Strategy and Innovation Committee met eleven times during 2017, and as of the date of this Annual Report, it met two times in 2018.
Biographies of Directors
Mr. José María Álvarez-Pallete López serves as our Executive Chairman and Chairman of our Board of Directors. He is currently a trustee of the Telefónica Foundation and he has served, from September 11, 2011, to September 2012, as Chairman of Telefónica Europe. He began his career at Arthur Young Auditors in 1987. In 1988, he joined Benito & Monjardín/Kidder, Peabody & Co., where he held various positions in the research and corporate finance departments. In 1991, he held the “Associate” training course in New York and participated in investment projects of the GE Group in Spain. In 1995, he joined Compañía Valenciana de Cementos Portland, S.A. (Cemex) as head of the Investor Relations and Analysis department. In 1996, he was promoted to Chief Financial Officer of Cemex Group in Spain, and in 1998, to Chief Administration and Financial Officer of Cemex in Indonesia, headquartered in Jakarta, and he was appointed member of the Board of Cemex Asia, Ltd. In February 1999 he joined the Telefónica Group as General Manager of Finance for Telefónica International, S.A. In September of the same year he was promoted to Chief Financial Officer of Telefónica. In July 2002, he was appointed Chairman and Chief Executive Officer of Telefónica Internacional, S.A.; in July 2006 General Manager of Telefónica Latin America, and in March 2009, Chairman of Telefónica Latin America. He has been the Chairman of Telefónica Europa since September 2011 and a member of Telefónica, S.A.'s Board of Directors since July 2006. Since September 2012 and until April 2016, Mr. Álvarez- Pallete served as Chief Operating Officer. He has also been Chairman of the Board of Directors of Telefónica Internacional S.A.U. and of the Supervisory Board of Brasilcel, N.V and Cesky Telecom and Vice-Chairman of the Board of Directors of Telesp, S.A. and Telefónica Móviles México, S.A. He was member of the Board of Directors of the following companies: Telecomunicaçoes de Sao Paulo; Telefónica Datacorp, S.A.; Telefónica del Perú, S.A.A.; Colombia Telecomunicaciones, ESP; Telefónica Móviles México; Telefónica Larga Distancia de Puerto Rico, S.A.; Admira Media; Inmobiliaria Telefónica; TPI; Telefónica Móviles; Telefónica Holding Argentina; Telefónica de España; Telefónica O2 Europe; Portugal Telecom and China Netcom. He was Alternate Director of the following companies: Telefónica Chile, S.A.; Telefónica Móviles Colombia, S.A.; Telefónica de Argentina, S.A.; and Telefónica Móviles Chile. He has also been Chairman of Antares, Fonditel, Telfisa and Telefónica North América, and Vice-Chairman of Telefónica del Perú. He has been awarded as ‘CFO Europe Best Practices’ at Mergers & Acquisitions in 2000, and in 2003 as Member of Merit of the Carlos III Foundation of the Iberian-American Forum. In July 2007, Mr. Álvarez-Pallete was appointed as "Gold Master in Executive Leadership" and in 2011, he received the Personality of the Year in Economics Award granted by “El Economista”. In December 2013, he received the Excellence 2013 Award and Fast Company magazine named him one of the 100 most creative Personalities in Business during 2014. In 2016, he was named the "Best CEO" in

Spain by Forbes. Mr. Álvarez-Pallete holds a degree in Economics from the Complutense University in Madrid. He also studied Economics at the Université Libre i Belgique and holds an International Management Program degree from the Pan-American Institute of Executive Business Administration (IPADE) and a Diplome of Advanced Studies (DEA) from the Department of Financial Economics and Accounting of the Complutense University of Madrid.
Mr. Isidro Fainé Casas serves as Vice-Chairman of our Board of Directors. For over 40 years, Mr. Fainé has worked in several financial institutions, including amongst others: Banco Atlántico, S.A., (1964), Banco de Asunción (Paraguay) (1969), Banca Riva y García, S.A. (1973), Banca Jover, S.A. (1974), and Banco Unión, S.A. (1978). In 1982, he joined ”la Caixa” as Deputy Executive General Manager, subsequently taking on various positions of responsibility. In April 1991, he was appointed Deputy Executive Managing Director and in 1999 rose to General Manager of the bank, before becoming Chairman from June 2007 to June 2014. He was also a member of the Board of Directors of CaixaBank since 2000, presiding from 2009 until his resignation in 2016. Mr. Fainé is currently Chairman of the Board of Trustees of the Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona “la Caixa”, of Criteria Caixa, S.A.U., and of the Spanish Confederation of Savings Banks (CECA). He is also Chairman of the European Savings Banks Group (ESGB). Additionally, he is Deputy Chairman of the World Savings Banks Institute (WSBI). Furthermore, he is a member of the Boards of Directors of the Bank of East Asia and of the Suez Environment Company. He is currently the Chairman of the Spanish Confederation of Executives (CEDE), the Spanish Chapter of the Club of Rome and the Círculo Financiero. In 2008, he was appointed Honorary Chairman of Gas Natural, SDG, S.A. Mr. Fainé holds a Doctorate degree in Economics, a Diploma in Senior Management from IESE Business School and an ISMP certificate in Business Administration from Harvard University. He is a member of the Royal Academy of Economics and Finance and of the Royal Academy of Doctorate Holders.
Mr. José María Abril Pérez serves as Vice-Chairman of our Board of Directors. From 1975 to 1982 he served as Financial Manager of Sociedad Anónima de Alimentación (SAAL). Since then, and until he joined the Banco Bilbao Vizcaya Argentaria Group (BBVA), he was Financial Manager of Sancel-Scott Ibérica, S.A. In 1985 he joined Banco Bilbao, S.A. as Managing Director of Investment Corporate Banking. From January to April 1993, he was appointed Executive Coordinator of Banco Español de Crédito, S.A. In 1998, he became General Manager of the Industrial Group of BBV. In 1999, he was appointed member of the Executive Committee of the BBV Group. He has also been a member of the Board of Directors of Repsol, S.A., Iberia, S.A., Corporación IBV, and Vice-Chairman of Bolsas y Mercados Españoles, S.A. In 2002 he became Managing Director of the Wholesale and Investment Banking Division and a member of the Executive Committee of Banco Bilbao Vizcaya Argentaria, S.A., and he is now in retirement. He holds a degree in Economics from the University of Deusto (Bilbao, Spain) and he was professor of this University for nine years.
Mr. Ángel Vilá Boix serves as the Chief Operating Officer (COO) and as a Director of our Board of Directors. Previously, he served as the Chief Strategy and Finance Officer and member of the Executive Committee at Telefónica, S.A. Mr. Vilá joined Telefónica in 1997. He held positions of Group Controller, CFO of Telefónica Internacional, S.A.U.Group Head of Corporate Development and Chief Financial and Corporate Development Officer. In 2015, he was appointed Chief Strategy and Finance Officer. In his tenure, Ángel Vilá has executed landmark corporate transactions such as the acquisitions of O2, Vivo, EPlus, GVT, Telco/TI or the Telefonica Germany IPO. Prior to joining Telefónica, he held positions at Citigroup, McKinsey&Co, Ferrovial and Planeta. In the financial sector, he has served in the Board of directors of Banco Bilbao Vizcaya Argentaria (BBVA) and on the Advisory Panel of Macquarie MEIF Infrastructure funds. In the TMT sector, he was Chairman of Telefónica Contenidos, Vice Chairman of Telco Spa (Italy) and Board member of Endemol, Digital+, Atento, Telefonica Czech, CTC Chile, Indra SSI and Terra Lycos. Institutional Investor nominated Ángel Vilá as the Best CFO in European Telecoms in 2015. He was also honored with the Thomson Reuters Extel Pan-European Awards as No.1 CFO in Spain both in 2013 and 2014, as well as No.1 CFO for Telecommunications in Europe in 2014. He currently is a Trustee of the Telefónica Foundation. Mr. Ángel Vilá holds an MBA from Columbia Business School where he studied with a Fulbright La Caixa fellowship. He was distinguished in the Beta Gamma Sigma Honor Society and the Dean’s List. Prior to Columbia University, he graduated in Industrial Engineering from Universitat Politècnica de Catalunya in Barcelona.
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

She was a member of the Merrill Lynch EMEA Executive Committee, the Global Wealth Management Executive and Operating Committees. Ms. Castillo was Chairwoman of Telefónica Europe and a member of Telefónica’s Executive Committee from September 2012 to February 2014. From February 2011 to February 2013, Ms. Castillo was member of the Board of Directors of Old Mutual, Plc. and from May 2010 until January 2014, she was Chairperson of the Board of Telefónica Czech Republic, a.s. Currently, Ms. Castillo is the Chairperson of the Supervisory Board of Telefónica Deutschland Holding AG, a member of the Board of Directors of Bankia, S.A. and of the Telefónica Foundation. She is also a member of the Board of the Comillas-ICAI Foundation and member of the Board of Entreculturas Foundation. Ms. Castillo holds degrees in Business and Law (ICADE – E3) from the Comillas Pontifical University of Madrid.
Mr. Juan Ignacio Cirac Sasturain serves as a Director of our Board of Directors. Mr. Cirac began his career as full professor at the Applied Physics Department of Castilla La Mancha University, after which he became a research associate at the Joint Institute for Laboratory Astrophysics of the University of Colorado (1993-1994). In 1996, he was tutoring at Institut für Theoretische Physik of Leopold Franzens Univesität Innsbruck, until 2001, when Mr. Cirac became Director of the Theory Division of Max-Planck Institut für Quantenoptik and a member of the Max Planck Society. Since 2002, he held the title of Honorarporfessor at Technical University of Munich and during 2014 and 2015 Mr. Cirac was the Managing Director if the Technical University of Munich. Since 2016, Mr. Cirac is a speaker of the International Max-Planck Research School Quantum Science and Technology. Among other activities, he is a member of the Advisory Board of the Institute for the Interdisciplinary Information Sciences at Tsinghua University, and a member of the Advisory Board of the Russian Quantum Center since 2012. Mr. Cirac is also a member of the Advisory Board of Annalen der Physik, as well as of the Review Panel, QSIT, of the Swiss National Science Foundation. He has received several awards, such as the Hamburg Prize for Theoretical Physics, the Medal of Honor of Fundación García Cabrerizo or the Wolf Prize in Physics. He holds degree in Theoretical Physics from Universidad Complutense de Madrid as well as a Ph.D. in Physics from this university. He is specialized in Theoretical Quantum Optics, Quantum Information, Atomic Physics, and Quantum Many-Body Physics.
Mr. José Javier Echenique Landiríbar serves as a Director of our Board of Directors. Mr. Echenique has been a Board Member and General Director of Allianz-Ercos as well as a General Director of BBVA Group, where he was responsible for wholesale business like Global Investment Banking or Global Corporate Banking among others. He has also been Member of the Board of Directors of Telefónica Móviles, S.A. and Telefónica Móviles México. Mr. Echenique was President of Banco Guipuzcoano as well as Board of Sevillana de Electricidad, S.A., Acesa and Hidroeléctrica del Cantábrico, Corporation IBV and Metrovacesa. Furthermore, he used to be a member of the Board of Repsol, S.A., Corporación Patricio Echeverría, Grupo BBVA Seguros, Grupo Edhardt, Uralita, Grupo Porres (Mexico) and Abertis Infraestructuras, S.A. Mr. Echenique is currently Vice-President of the Board of Directos of Banco Sabadell, S.A. He is also a Board Member of ACS Actividades de Construcción y Servicios, S.A., ACS Servicios, Comunicaciones y Energía, S.L. and Grupo Empresarial ENCE, S.A. He is also Trustee of the Novia Salcedo Foundation, a Board member of the Deusto Business School and a member of the Círculo de Empresarios Vascos. He holds degrees in Economics and Actuarial Sciences from Basque Country University (UPV), where he was a professor of Social Security’s Quantitative Techniques of the Economic Sciences School of Bilbao for several years.
Mr. Peter Erskine serves as a Director of our Board of Directors. He began his career in the field of marketing in Polycell and in Colgate Palmolive. He worked for several years at the Mars Group, serving as Vice-Chairman for Europe of Mars Electronics. In 1990, he was appointed Vice-Chairman of Marketing and Sales of Unitel. From 1993 to 1998, he held a number of senior positions, including Director of British Telecom (BT) Mobile and President and Chief Executive Officer of Concert. In 1998, he became Managing Director of BT Cellnet. Subsequently, in 2001, he became Chief Executive Officer and a Director of the Board of Directors of Telefónica Europe, Plc. In 2006, he became Executive Chairman of Telefónica Europe, Plc (until December 31, 2007, after which he became a Non-Executive Director) and from July 2006 until December 2007, he served as General Manager of the business unit Telefónica Europe. In January 2009, he joined the Board of Ladbrokes Plc. as a Non-Executive Director until December 2015, becoming Chairman in May 2009. He stood down from the Board in December 2015, having taken a lead role in the merger of Ladbrokes PLC with Gala Coral Group. Currently, he is Chairman of the Henley Business School Strategy Board, a member of the Council of Reading University and also serves as a member of the University’s Strategy and Finance Committee. Since May 2016, he serves as a member of the Supervisory Board of Telefónica Deutschland Holding AG. In 1973, he received a degree in Psychology from Liverpool University and he holds an Honorary Doctorate from the University of Reading.
Ms. Sabina Fluxà Thienemann serves as a Director of our Board of Directors. Ms. Fluxà has also completed a High Business Management Program at IESE. In January 2005, she joined Iberostar Group, where she is currently the Co-Vice Executive President and CEO. She is also Regional Advisory Board member of BBVA and a member of the Board of Directors of APD Illes Baleares, as well as the Sponsor of the Iberostar Foundation and Endeavor Foundation. She has received from ESADE a degree in Business Management and Administration and an MBA.

Mr. Luiz Fernando Furlán serves as a Director of our Board of Directors. He is currently a member of the Board of Directors of Telefônica Brasil, S.A. and BRF, S.A. (Brazil). Throughout his career, he has been a member of the Board of Directors of several companies in Brazil and abroad such as Chairman of Sadia, S.A., Co-Chairman of BRF-Brasil Foods, S.A., member of the Board of Directors of AGCO Corporation (USA), member of the Advisory/ Consultive Board of Panasonic (Japan) and Wal-Mart (USA) and a member of the Advisory/Consultive Board of Abertis Infraestructuras, S.A. (Spain). From 2003 to 2007 he was Minister of Development, Industry and Foreign Trade of Brazil. He holds a degree in Chemical Engineering from the Industrial Engineering Faculty of São Paulo and in Business Administration from the University of Santana (São Paulo), with specialization in financial administration from Fundação Getúlio Vargas (São Paulo).
Ms. Carmen García de Andrés serves as a Director of our Board of Directors. Ms. García joined PricewaterhouseCoopers (Coopers & Lybrand Legacy) in 1985, where she held several positions. Thereafter, she held various leadership positions at Ladwell -Abogados y Asesores Fiscales as well as at PwC. She has been representative of the Spanish brand at the International Specialist Group in Indirect Taxation for more than six years. Between 2004 and 2007, she was the Managing Partner of the Gran Consumo, Distribución, Industria y Servicios Group of Madrid with more than 30 experts in legal and taxation areas, and responsible for the Diversity Program, Women in PwC between 2005 and 2007. She has been member since 2006 of the Trust of Tomillo Foundation, and in March 2008 became the Managing Director of this non-profit institution and its Executive Chairwoman in 2014. Currently she is Chairwoman of the Tomillo Tietar Foundation and member of its Trust, member of the Trust of the Young Business Spain Foundation, Treasurer of the Asociación Española de Fundaciones (AEF), member of the Trust of Rais and Xavier de Salas Foundations, as well as a member of the Board of Directors of the collective initiative "Juntos por el empleo de los más desfavorecidos". She holds a degree in Economic and Business Sciences from the Comillas Pontifical University, ICADE.
Mr. Jordi Gual Solé serves as a Director of our Board of Directors. Mr. Gual joined “la Caixa” group in 2005 and has served as Chairman of CaixaBank since 2016. Previously, he was the Head of Strategic Planning and Studies for CaixaBank and Director General of Planning and Strategic Development for CriteriaCaixa. He has also served as economics advisor to the European Commission’s Directorate-General for Economic and Financial Affairs and as a visiting professor at the University of California, Berkeley. Currently he is a member of the Boards of Directors of Repsol and Erste Bank, a member of the Market Monitoring Group of the Institute of International Finance (IIF), a member of the Board of the European Corporate Governance Institute, Chairman of FEDEA, Vice President of the Círculo de Economía, and he serves on the boards of the CEDE Foundation, Institució Cultural del CIC, Real Instituto Elcano, and of the Cotec Foundation. In 1999 he received the Research Award of the European Investment Bank. He graduated with honors in 1979 in Economics and Business from University of Barcelona. He holds a PhD in Economics from the University of California, Berkeley, and he is a professor of economics at the IESE Business School and a Research Fellow at the Centre for Economic Policy Research (CEPR) in London.
Mr. Peter Löscher serves as a Director of our Board of Directors. Mr. Löscher was the President of Global Human Health and a member of the Executive Board of Merck & Co., CEO of GE Healthcare Bio – Sciences and a member of GE’s Corporate Executive Council. He was also COO and a member of the Board of Amersham Plc. He held a senior leadership position in Aventis and Hoeschst. From 2014 to 2016, he was the CEO of Renova Management AG. In the past, he was also a member of the Supervisory Board of Deutsche Bank AG and Chairman and CEO of Siemens AG, among others. Currently, Mr. Löscher is Chairman of the Supervisory Board of OMV Aktiengesellschaft, and of Sulzer AG, and a member of the Board of Directors of TBG AG, Switzerland. He is also Honorary Professor at Tongi University Shangai and he holds the Grand Decoration of Honor in Gold of the Republic of Austria, the Order of Friendship of the Russian Federation and is a Knight Commander of the Order of Civil Merit of Spain. Mr. Löscher studied Economics at Vienna University of Economics, where he also got his MBA, and Business at the Chinese University of Hong Kong. He completed the Advanced Management Program (AMP) at Harvard Business School and an Honorary Doctorate of Engineering from Michigan State University and is a Doctor Honoris Causa of Slovak University of Engineering in Bratislava.
Mr. Ignacio Moreno Martínez serves as a Director of our Board of Directors. Previous posts include head of Corporate Banking and Private Equity at Banco de Vizcaya, Banco Santander de Negocios, and Mercapital. He also served as Deputy General Manager of Corporate and Institutional Banking at Corporación Bancaria de España, S.A. – Argentaria, Chief Executive Officer of Desarrollo Urbanístico Chamartín, S.A., and Chairman of Argentaria Bolsa, Sociedad de Valores. In addition, he also served as General Manager of the Chairman’s Office at Banco Bilbao Vizcaya Argentaria, S.A., Chairman Executive Officer of Vista Capital Expansión, S.A., SGECR – Private Equity and Chairman Executive Officer of N+1 Private Equity. Mr. Moreno is currently Chairman of Testa Residencial, Socimi, S.A. and Chairman of Metrovacesa, S.A., and a member of the Board of Directors of Obrascón Huarte Lain, S.A. (OHL). Mr. Moreno is also Senior Advisor of BC Partners Ltd. Mr. Moreno holds a degree in Economics and Business Studies from the University of Bilbao, and a Master’s degree in Marketing and Sales Management from the Instituto de Empresa and an MBA from INSEAD.
Mr. Francisco Javier De Paz Mancho serves as a Director of our Board of Directors. From 1984 to 1993 he was the General Secretary of Juventudes Socialistas and a member of the PSOE Executive. From 1990 to 1993, he was general secretary of the Spanish Consumers Association (Unión de Consumidores de España, UCE). From 1993 to 1996, he served as General Manager of Internal Trade of the Spanish Ministry of Tourism and Commerce and Director of Tabacalera, S.A. From 1994 to 1996, he was Chairman of the Observatory of Trading of the Spanish Ministry of Tourism and Commerce (Observatorio de la Distribución Comercial del Ministerio de Comercio y Turismo); from 1996 to 2004, he was Corporate Strategy Manager of the Panrico Donuts Group and Deputy Chairman. From 1998 to 2004, he served as Director of Mutua de Accidentes de Zaragoza (MAZ). From 2004 to 2006, he was Director of Tunel de Cadí, S.A.C. and from 2003 to 2004, he served as Chairman of the Patronal Pan y Bollería Marca (COE). From 2004 to 2007, he was Chairman of the National Company MERCASA. He has also been a member of the Board of Directors of Altadis, S.A., and of the Economic and Social Board and its Permanent Commission. From July 2006 to November 2014, he has been a member of the Executive Committee of the Chambers Board (Consejo Superior de Cámaras) and from 2008 to 2012 he has been the Chairman of Atento Inversiones y Teleservicios, S.A.U. Currently, he is Director of Telefónica de Argentina, S.A., Telefônica Brasil, S.A. and Telefónica Móviles México, S.A. de C.V. He is also Chairman of Telefónica Ingeniería de Seguridad, S.A.U. Mr. de Paz has a diploma in Publicity and Information and undertook studies in Law. He completed a Programa de Alta Dirección de Empresas from the IESE Business School (Instituto de Estudios Superiores de la Empresa, University of Navarra).
Mr. Francisco José Riberas Mera serves as a Director of our Board of Directors. He started his professional career at the Gonvarri Group, where he became Director of Corporate Development and Chief Executive Officer. Mr. Riberas has been the Chief Executive Officer of Gestamp since its incorporation. He was appointed a member of the Board of Directors of Aceralia Corporación Siderúrgica in 1998, in the context of its privatization process until it was integrated into Arcelor Group. Currently, Mr. Riberas is the Executive Chairman of Gestamp Automoción. He is also part of the management bodies if certain companies of the Gestamp Group as well as other companies of the ACEK Group, including the Gonvarri Group, ACEK Energias Renovables and Inmobiliaria ACEK. Furthermore, he is a member of the Endeavor Foundation and the Instituto de Empresa Familiar. Mr. Riberas holds a Degree in Law (1987) and in Economics and Business Administration (1988) from Comillas Pontifical University (ICADE E-3).
Mr. Wang Xiaochu serves as a Director of our Board of Directors. Mr. Wang served as Deputy Director General and Director General of the Hangzhou Telecommunications Bureau in Zhejiang province; Director General of the Tianjin Posts and Telecommunications Administration; Chairman and Chief Executive Officer of China Mobile (Hong Kong) Limited; Vice President of China Mobile Communications Corporation; an Executive Director, Chairman and Chief Executive Officer of China Telecom Corporation Limited; President and Chairman of China Telecommunications Corporation; and Chairman and Non-executive Director of China Communications Services Corporation Limited. Furthermore, Mr. Wang serves as the Chairman of China United Network Communications Group Company Limited, and as an Executive Director, Chairman and Chief Executive Officer of China Unicom (Hong Kong) Limited. He is a professor level senior engineer, graduated from Beijing Institute of Posts and Telecommunications in 1989 and he received a doctorate degree in Business Administration from the Hong Kong Polytechnic University in 2005.
Executive Officers/Management Team
At February 22, 2018, our executive management team consisted of the following individuals:

Name	Position	Appointed	Age
Mr. José María Álvarez-Pallete López	Chairman of the Board of Directors and Chief Executive Officer	2016	54
Mr. Ángel Vilá Boix	Chief Operating Officer	2017	53
Mr. Guillermo Ansaldo Lutz	Chief Global Resources Officer	2011	56
Mr. Pablo de Carvajal González	Secretary to the Board of Directors	2018	54
Ms. Laura Abasolo García de Baquedano	Chief Finance and Control Officer	2017	45
Mr. Mariano de Beer	Chief Commercial and Digital Officer	2017	47
Mr. Juan Francisco Gallego Arrechea	General Manager of Internal Audit	2016	51
Biographies of the Executive Officers and Senior Management
We present below the biographies of our executive officers and senior management who do not also serve on our Board of Directors.
Mr. Guillermo Ansaldo Lutz serves as Chief Global Resources Officer (CGRO) of the Telefónica Global Resources operating unit since September 2011, he is also member of the Executive Committee of Telefónica. From 1989 to 2000, he worked for McKinsey & Company holding different positions in Spain and Argentina. In 1995, he was appointed a partner of McKinsey & Company in Argentina. From 2000 to 2004 he was the Chief Executive Officer of Telefónica de Argentina, S.A. and since April 2005, he has held the position of Chief Executive Officer of Telefónica de España, S.A. From December 2007 to September 2011, he was the Chairman and Chief Executive Officer of Telefónica de España, S.A. He holds a degree in Industrial Engineering from the Universidad de Buenos Aires and an MBA from The Amos Tuck School of Business Administration, Dartmouth College.
Mr. Pablo de Carvajal González serves as the Secretary to the Board of Directors of Telefónica and Director of Public Affairs and Regulation. He is also a member of the Executive Committee. From 1988 to 1989, he worked as legal counsel for La Unión y el Fénix Español, Compañía de Seguros y Reaseguros, S.A. In April 1991, he was appointed state attorney (abogado del Estado) until December 1999, when he became legal counsel of Jazz Telecom, S.A. In March 2000, he became secretary to Board and head of the legal department of Yacom Internet Factory, S.A. Since June 1, 2001, he has been the Secretary General of the Board of Directors of Telefónica de España, S.A. and, since April 2013, also Director of Operators and Regulation. He holds a law degree the Universidad Complutense de Madrid and a Master's degree in European law from the Free University of Brussels.
Ms. Laura Abasolo García de Baquedano is the Chief Finance and Control Officer of Telefónica, S.A. She started her professional career at Goldman Sachs International, in the area of Investment Banking in Europe. She joined Telefónica in 1999 as the Management Control Officer at Terra Networks, S.A., where she was also a member of the Executive Committee. In July 2005, she assumed the role of Management Control Officer at Telefónica, S.A. and in December 2007, she became Planning, Budgets and Management Control Officer. In March 2014, she joined the Executive Committee of Telefónica, S.A. and became responsible for the Simplification Office. In 2016, she became responsible for the Consolidation and Accounting Policies, and Tax divisions of the company. She holds a Degree in Economics and Business Administration by the Commercial University of Deusto and MBA in International Businesses by the Norwegian School of Economics and Business Administration.
Mr. Mariano de Beer is the Chief Commercial and Digital Officer of Telefónica S.A. In this role, he is responsible for driving revenue growth globally, developing a holistic view for the consumer and enterprise segments, curating the commercial offer and evolving the channels to ensure the best commercial experience for Telefónica customers. He is in charge of innovation within the group. Mr. De Beer is member of the Telefónica Group Executive Committee. During the past years, he has held the position of President of Microsoft Brazil and most recently President of Microsoft Latam – New Markets, after a solid, successful career in the telecommunications industry. Mariano joined Telefónica's team in Brazil in 1998 from McKinsey & Co., where he held a variety of positions within the company, mainly in the Residential and SME segments. In 2006, he joined the Senior Management Committee of Telefónica International as Director of SME for Latin America, until 2008, when he returned to Brazil as CEO of Telefónica and subsequently Chairman of the Vivo Corporate Unit. After leaving Telefónica and before joining Microsoft, he worked in the RBS Brazilian conglomerate, where he led the Education Unit of the group as CEO, with the mission of expanding and strengthening the Education Project of RBS. Mariano graduated from UADE in Argentina, obtained an MBA from Georgetown University and he has completed Executive Programs at INSEAD, IESE and Stanford University School of Business.
Mr. Juan Francisco Gallego Arrechea is the General Manager of Internal Audit of the Telefónica Group since 2016. He began his career in Arthur Andersen, where he specialized in audit and financial consulting for business groups. In June 2000, he joined the Telefónica Group working as the Chairman of Consolidation and Accounting Policies and serving, from 2009, as Chief Accounting Officer. Mr. Gallego is a speaker and member of work teams in several master programs, conferences and courses on the matter of audit, consolidation and accounting practices held by regulators, private institutions and universities. He obtained a degree in Economic Science at Universidad Complutense in Madrid.
B. Compensation
Please see Note 21(f) and Appendix II to our Consolidated Financial Statements for information on the compensation paid to members of our Board of Directors and Executive Officers/Senior Management Team during the year 2017.
Incentive Plans
Please see Note 19 to our Consolidated Financial Statements.
C. Board Practices
Please see “—Directors and Senior Management” above.
D. Employees
Please see “Headcount” in Note 18 to our Consolidated Financial Statements.
In 2015, Telefónica de España, S.A.U., Telefónica Móviles España, S.A.U. and Telefónica Soluciones de Informática y Comunicaciones de España, S.A.U. signed the first Collective Agreement of Related Companies (CEV). This agreement contemplated, among other elements, a plan of measures for individual suspension of the employment relationship in 2016 and 2017. In December 2016, the CEV was extended until 2018, by virtue of the provisions of this same agreement. In 2016, the expense relating to the forecast payments to meet the commitments resulting from the extension of this program was recognized. A total of 789 million euros were recorded for the Individual Suspension Plan in 2016 (2,896 million euros in 2015) (see Note 15 to our Consolidated Financial Statements).
The provision has been updated as of December 31, 2017 according to the current degree of adherence to the plan, which has resulted in an expenditure of 165 million euros in the consolidated income statement of 2017.
E. Share Ownership
At February 22, 2018, the following members of our Board of Directors beneficially owned directly or indirectly an aggregate of 5,604,402 shares, representing approximately 0.1079% of our capital stock.

Name or corporate name of director	Number of direct voting rights	Number of indirect voting rights	% of total voting rights
Mr. José María Álvarez-Pallete López	1,351,958	—	0.026
Mr. Isidro Fainé Casas	595,382	—	0.011
Mr. José María Abril Pérez	196,061	192,176	0.007
Mr. Ángel Vilá Boix	333,463	—	0.006
Ms. Eva Castillo Sanz	113,594	—	0.002
Mr. Juan Ignacio Cirac Sasturain	—	—	—
Mr. José Javier Echenique Landiríbar	31,850	75,712	0.002
Mr. Peter Erskine	42,733	—	0.001
Ms. Sabina Fluxà Thienemann	—	—	—
Mr. Luiz Fernando Furlán	38,423	—	0.001
Ms. Carmen García de Andrés	704	—	—
Mr. Jordi Gual Solé	—	—	—
Mr. Peter Löscher	—	—	—
Mr. Ignacio Moreno Martínez	18,311	—	—
Mr. Francisco Javier de Paz Mancho	64,862	—	0.001
Mr. Francisco José Riberas Mera	—	2,549,173	0.049
Mr. Wang Xiaochu	—	—	—

At February 22, 2018, members of our executive management team (excluding members of our Board of Directors listed above) beneficially owned an aggregate of 469,420 of our shares, representing approximately 0.009% of our capital stock.
None of our directors or executive officers beneficially owned shares representing one percent or more of our share capital at February 22, 2018.
None of our directors and executive officers held options in respect of shares representing one percent or more of our share capital at February 22, 2018.
Please see “Share-based payment plans” in Note 19 to our Consolidated Financial Statements.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
General
At February 22, 2018, we had 5,192,131,686 shares outstanding, each having a nominal value of 1.00 euro per share. All outstanding shares have the same rights.
At February 22, 2018, according to information provided to us or to the Spanish National Securities Commission (Comisión Nacional de Mercado de Valores or the “CNMV”), beneficial owners of 3% or more of our voting stock were as follows:

Name of Beneficial Owner	Number of Shares		Percent
	Direct	Indirect
Banco Bilbao Vizcaya Argentaria, S.A.(1)	268,230,302	—	5.17%
CaixaBank, S.A.(2)	259,611,788	342,072	5.01%
BlackRock, Inc.(3)	—	344,259,683	6.63%

(1)	Based on the information provided by Banco Bilbao Vizcaya Argentaria, S.A. as at December 31, 2017 for the 2017 Annual Report on Corporate Governance.

(2)
Based on information provided by CaixaBank, S.A. as at December 31, 2017 for the 2017 Annual Report on Corporate Governance. The indirect shareholding is held by Vidacaixa, S.A. de Seguros y Reaseguros which owns 342,072 shares.

(3)
According to the form on Schedule 13G filed on January 30, 2018 with the SEC. According to the reported beneficial ownership, however, BlackRock, Inc. has sole voting power with respect to 312,270,990 shares (representing 6.01% of Telefónica’s share capital as of the date of this Annual Report).

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
B. Related Party Transactions
During 2015, 2016 and 2017 and through the date of this Annual Report, the Directors and senior executives did not enter into any transaction with Telefónica, S.A. or any Telefónica Group company other than those in the Group’s normal trading activity and business.
Our Board of Directors’ Regulations grant the Board of Directors the exclusive power to authorize any transactions with major shareholders or with our directors. Prior to authorizing any such transaction, our Board will receive an opinion from the Audit and Control Committee addressing the fairness of the transaction to our shareholders and us. Any of our directors that may have an interest in the proposed transaction must abstain from voting on the proposed transaction.
Please see Note 10 to our Consolidated Financial Statements for further information.
Related Party Transactions with Significant Shareholders
Two of our major shareholders are financial institutions (see “—Major Shareholders—General” above). We have entered into related party transactions with both companies within our ordinary course of business, and always on arm’s-length terms. During 2017 and through the date of this Annual Report, the executed transactions were generally loans, capital markets or derivative transactions provided to us by these financial institutions and agreements for us to provide telecommunications and broadband services to such institutions.
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
At December 31, 2017, as recorded in our parent company accounts, we loaned a total of 4,881 million euros (5,671 million euros at December 31, 2016) to companies of the Telefónica Group while companies of the Telefónica Group and their associates loaned us a total of 54,179 million euros (49,583 million euros at December 31, 2016), of which 11,477 million euros (10,620 million euros at December 31, 2016) was loaned to us by Telefónica Europe, B.V. and 34,855 million euros (34,742 million euros at December 31, 2016) was loaned to us by Telefónica Emisiones S.A.U., our financing subsidiaries devoted to raising funds in the capital markets, 7,269 million euros (3,577 million euros at December 31, 2016) was loaned by us to Telfisa Global, B.V., our financing subsidiary charged with centralizing and managing the cash pooling of our subsidiaries in Latin America, Europe and the United States and 578 million euros (644 million euros at December 31, 2016) was loaned to us by Telefónica Participaciones, S.A.U.

With respect to the balances with associated companies, the line item “Non-current financial assets” on the consolidated statement of financial position at December 31, 2017, includes “Loans to Associates” amounting to 16 million million euros (16 million euros at December 31, 2016).
C. Interests of Experts and Counsel
Not applicable.
Item 8. Financial Information
Consolidated Financial Statements
Please see Item 18.
(a) Legal Proceedings
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
The following unresolved legal proceedings or those underway in 2017 are highlighted (see Note 17 to the Consolidated Financial Statements for details of tax-related cases).
Appeal against the decision by Agencia Nacional de Telecomunicações (“ANATEL”) regarding the inclusion of interconnection and network usage revenues in the Fundo de Universalização de Serviços de Telecomunicações
Vivo Group operators (currently Telefônica de Brasil), together with other cellular operators, appealed ANATEL’s decision of December 16, 2005, to include interconnection and network usage revenues and expenses in the calculation of the amounts payable into the Fund for Universal Access to Telecommunications Services (“FUST”) – a fund which pays for the obligations to provide Universal Service – with retroactive application from 2000. On March 13, 2006, Regional Federal Court no. 1. granted a precautionary measure which stopped the application of ANATEL’s decision. On March 6, 2007, a ruling in favor of the wireless operators was issued, stating that it was not appropriate to include the revenues received by transfer from other operators in the taxable income for the FUST’s calculation and rejecting the retroactive application of ANATEL’s decision. On January 26, 2016, ANATEL filed an appeal to overturn this decision with Brasilia Regional Federal Court no. 1, which was also dismissed. On May 10, 2017 ANATEL appealed to the higher courts on the merits of the case.
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
The fixed operators filed an appeal to clarify that revenues obtained through interconnection and dedicated line operation should not be included in the calculation of the amounts payable to the FUST. In addition, the court was also requested to rule on two grounds which had not been analyzed in the initial decision: (i) that the FUST has become obsolete, among other reasons, by the advance of mobile telephony; and (ii) that amounts collected are not applied to the purpose for which the FUST was created, since only a very low percentage of the revenues collected by the FUST is used to finance fixed telephony. Although the petition for clarification was dismissed on August 23, 2016, the court noted that the FUST should not be funded with revenues from interconnection and dedicated line operation. ABRAFIX appealed to the higher courts on these two elements that had not been analyzed. ANATEL appealed all the holdings of the ruling to the higher courts.
The amount of the claim is quantified at 1% of the interconnection revenues.
Public civil procedure by the São Paulo government against Telefônica Brasil for alleged reiterated malfunctioning in services provided

This proceeding was filed by the Public Ministry of the State of São Paulo for alleged reiterated malfunctioning in the services provided by Telefônica Brasil, seeking compensation for damages to the customers affected. A general claim was filed by the Public Ministry of the State of São Paulo, for 1,000 million Brazilian reais (approximately 225 million euros), calculated on the company’s revenue base over the last five years.
In April 2010, a ruling against the Telefónica Group was issued in first instance. The full impact of this proceeding will not be known until there is a final ruling, and the total amount of persons affected by and party to the proceeding is known. At that moment, the amount of the indemnity will be established, ranging between 1,000 million and 60 million reais (approximately, between 225 and 13 million euros), depending on the number of parties. On May 5, 2010, Telefônica Brasil filed an appeal before the São Paulo Court of Justice, suspending the effect of the ruling.
On April 13, 2015, the appeal was judged in favor of Telefónica, by unanimous vote, reversing the earlier decision in the first instance.
The Public Prosecutor filed an extraordinary petition for review at the High Court of Brasilia which, on March 15, 2017, refused to consider the petition due to the lack of legal requirements.
Given that the Public Prosecutor did not appeal that refusal, the proceeding concluded in favour of Telefônica Brasil.
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
On November 23, 2016, the EC filed its response against the Telefónica´s appeal. On January 30, 2017, Telefónica filed its response. On March 9, 2017, the European Commission filed its rejoinder.
On December 13, 2017, the General Court dismissed the appeal filed by Telefónica. In the coming months the European Commission must issue a new resolution in accordance with the judgment of the General Court of June 2016, which urged the Commission to recalculate the amount of the fine.
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
The claim was filed for an undetermined amount, given the impossibility of determining a priori the total amount of the claim. On October 28, 2016, Telefónica de España filed its response.
On April 5, 2017, the Court ruled in favour of Telefónica de España, upholding the objection of unsuitable action and ordering the dismissal of the action. FACUA appealed that ruling.
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
In March 2017, Telefónica was notified of the decision of the Supreme Court, which ordered the suspension of the effects of the unfavorable decision to Telefónica issued by the High Court.
Venten and Lexburg filed with the Supreme Court a motion to partially abolish the suspension of enforceability of the Decision of the High Court in Prague. On January 17, 2018, Telefónica filed its response seeking dismissal of such motion for lack of legal basis.
Claim by Entel against Telefónica de Argentina, SA
In 1999, Entel (the National Telecommunications Company of Argentina before its privatization) sued Telefónica de Argentina, SA ("TASA"), who was the licensee of the telecom service after the privatization process, seeking detailed and documented accounting and reimbursement of the amounts that it received from and on behalf of Entel after assuming the telecom service as a licensee, and of the amounts deducted as commissions.
In general terms, the items in dispute were the amounts that TASA charged on behalf of Entel soon after having taken possession as a licensee of the telecom service (i.e.; the consumptions charges for telecom services from prior customers of Entel, either billed or unbilled, but pending payment at the time of the privatization). Entel also challenged the commissions that TASA discounted to Entel in exchange for the service of collection of fees on behalf of Entel. Additionally, Entel also claimed several credits received by TASA which allegedly belonged to Entel and had not been transferred to TASA in the privatization process.
TASA replied arguing the inadmissibility of the accountability request, since such liquidations had previously been submitted to the Entel Liquidating Commission without being timely challenged.
In 2010, the Court of First Instance ruled in favor of Entel and held TASA accountable to Entel.

After exhausting all legal appeals available, TASA submitted the requested accounting to Entel, which was challenged by the national government on behalf of the liquidated Entel.
Several accounting drafts and cross-claims between the parties followed, with the intervention of a court-appointed expert accountant. After several court decisions, the intervening judge rejected TASA´s objections to the accounting presented by the national government and adopted the calculations made by Entel and the court-appointed expert.
Although this judicial decision was appealed, TASA´s appeal was dismissed by the Court of Appeals in October 2017, confirming, to a large extent, the accounting of Entel and the court-appointed expert, but also ordering Entel to recalculate interests, which has not been made yet. Specifically, the resolution of the Court accepted certain concepts that TASA had questioned and the application of a "judicial" interest rate (average passive rate), which implies a daily capitalization component, in detriment of the rate set forth in the privatization specifications which set a simple annual interest of 8% (which had even been used by the court-appointed expert and Entel in their calculations).
Although Entel has not yet submitted the new interest calculations required by the judge as of the date of this Annual Report, the approximate total amount of the claim considering its prior requests is estimated at 1,744 million Argentine pesos (71 million euros).
The resolution of the Court of Appeals exhausted the ordinary remedies available. TASA filed an extraordinary appeal, which was rejected in November 2017. TASA has submitted an exceptional appeal before the Argentine Supreme Court, although this appeal does not suspend the potential execution by Entel of prior rulings against TASA.
(b) Tax Proceedings
Inspections in the tax group in Spain
In 2012, tax inspections for all taxes for the years 2005 to 2007 were completed, with the Company signing off a corporate income tax assessment of 135 million euros, which was paid in 2012, whilst disputing other adjustments with which it disagreed. Although the settlement agreement for the disputed tax assessment did not give rise to any tax payment, since the adjustments proposed were offset by unused tax loss carryforwards, the Company filed an appeal with the Central Economic-Administrative Court against these adjustments in May 2015, regarding the tax treatment of the “juros sobre el capital propio” (interest on own capital) as dividends.
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
In June 2017 the Company received an order of the Audiencia Nacional extending the effects of its ruling from February 27, 2014 from another tax payer to the individual legal status of Telefónica, in connection with the “Juros sobre el capital propio” (interest on own capital). As a consequence of the aforementioned, the Audiencia Nacional has voided the corporate income tax assesment for the years 2005 to 2007 and 2008 to 2011 related to “Juros sobre el capital propio” settled by the tax authorities.
With respect to the use of tax loss carryforwards in the years subject to settlement during the inspection 2008 to 2011, still under litigation, in November 2017 the Company brought a judicial appeal to the Audiencia Nacional, against the alleged dismissal of the claim in the absence of a reply from the authorities.
At 2017 year end, it is not expected that there is any need to recognize additional liabilities for the outcome of this litigation.

Telefónica Brazil
State taxes
The Telefónica Group is involved in a range of tax litigation in Brazil over direct and indirect taxes (including those relating to GVT). This includes a number of appeals relating to ICMS tax (a tax similar to VAT, levied on telecommunications services). There is a dispute with the Brazilian tax authorities over which services should be subject to settlement of this tax.
To date the most significant issues have focused on the requirement to collect ICMS on penalties charged to customers for non-compliance, Internet advertising services, and complementary or additional services to the basic telecommunications services such as value-added services, modem rental, and the application of this tax on the basic fee (assinatura básica). In the case of the latter (assinatura básica), there is a pending case before the Supreme Court including Oi, which could affect other companies of the telecommunications sector.
All related procedures are being contested in all instances (administrative and court proceedings). The aggregate amount of the relevant proceedings, updated to take into account interest, fines and other items, is approximately 18,968 million Brazilian reais (approximately 4,781 million euros, see Note 15). Telefónica Brazil has obtained independent expert reports supporting its position, i.e. that the aforesaid services are not subject to ICMS.
Federal taxes
Regading the income tax (federal tax) the tax authorities proposed adjustments in relation to the tax amortization in 2011 and 2012 of the goodwill generated by Telefónica Brasil's acquisition and merger with Vivo. The tax inspections were conducted in 2016 and 2017 and the accumulated amount at December 31, 2017 is 4,744 Brazilian reais (approximately 1,196 million euros). This proceedings are at the administrative stage and no provisions have been made since the potential risk associated to them has been classified as "not probable" and Telefónica Brazil has received independent expert reports that support this view.
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
The settlements carried out by SUNAT for 2000 and 2001 are in the final stage of the legal process (under review by the Supreme Court) and a ruling has not yet been released in 2017.
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
In the context of these execution processes, in June 2015 the tax authorities issued Compliance Resolutions demanding payment of 1,521 million Peruvian soles (approximately 431 million euros). An appeal was filed against this with the Tax Court, and the adoption of precautionary suspension measures duly requested from the legal authorities (as a definitive court ruling on these cases is currently pending). No ruling was made in relation to these appeals in 2017, whilst in January 2018 the Tax Court suspended payment until the final ruling of the Supreme Court.

Given the sentences and rulings handed down in June and August 2015, the Group decided to recognize a provision in the 2015 consolidated financial statements, that at December 31, 2017 amounted to 1,653 million Peruvian soles (approximately 425 million euros )(see Note 15 to the Consolidated Financial Statements).
Tax deductibility of financial goodwill in Spain
The tax regulations added a new article 12.5 to its Corporate Income Tax Law, which came into force on January 1, 2002. The article regulated the deductibility of tax amortization of financial goodwill arising from the acquisition of non-Spanish companies, which could be amortized over 20 years at 5% per annum. Following the entry into force of the Laws 9/2011 of August 19, 2011 and 16/2013 of October 29, 2013, the amount of goodwill amortization deductible for tax purposes under article 12.5 for the years 2011 to 2015 was reduced from 5% to 1%. The effect is temporary because the 4% not amortized during five years (20% in total) will be recovered extending the deduction period from the initial 20 years to 25 years.
The Telefónica Group, under this regulation, has been amortizing for tax purposes the financial goodwill from its investments, both direct and indirect, in O2, BellSouth and Coltel (prior to December 21, 2007) and Vivo (acquired in 2010). The positive accumulated effect in the corresponding settlements of corporate income tax from 2004 to the closing of December 31, 2017, was 1,226 million euros.
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
The Group has continued provisioning the amount of the goodwill amortized for tax purposes, corresponding mainly to the purchase of Vivo, for a total of 215 million euros at December 31, 2017 (147 million euros at December 31, 2016).
Years open for inspection
Years open for inspection in the Group companies
The years open for review by the tax inspection authorities for the main applicable taxes vary from one consolidated company to another, based on each country’s tax legislation, taking into account their respective statute-of-limitations periods. In Spain, following the tax audit completed in 2015, the taxes from 2012 onwards are open to inspection with respect to the main companies of the Spanish tax group.
In the other countries in which the Telefónica Group has a significant presence, the years open for inspection by the relevant authorities are generally as follows:

•	The last thirteen years in Germany.

•	The last nine years in United Kingdom.

•	The last seven years in Argentina.

•	The last six years in Ecuador

•	The last five years in Brazil, Mexico, Uruguay, Colombia and the Netherlands.

•	The last four years in Venezuela, Peru, Guatemala, Nicaragua and Costa Rica.

•	The last three years in Chile, El Salvador, the United States and Panama.

The tax inspection of the open years is not expected to give rise to additional material liabilities for the Group.
(c) Other Proceedings
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

Year ended December 31,	Dividends per share (euro)
2017 (1)	0.40
2016 (2)	0.55
2015 (3)	0.75
2014 (4)	0.75
2013 (5)	0.75

(1)
Company’s shareholder remuneration in 2017 consists of paying a dividend of 0.40 euros per share. A cash dividend of 0.20 euros was paid on December 14, 2017. The second tranche of the dividend of 0.20 euros per share will be paid in cash in the second quarter of 2018.

(2)
A scrip dividend of up to 0.35 euros was paid in November 2016, consisting of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, and a subsequent capital increase by means of the issue of new shares to fulfill said allotments. A cash dividend of 0.20 euros per share charged to unrestricted reserves was paid on June16, 2017.

(3) A scrip dividend of up to 0.35 euros was paid in November 2015, consisting of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, and a subsequent capital increase by means of the issue of new shares to fulfill said allotments. A cash dividend of 0.40 euros per share charged to unrestricted reserves was paid on May 19, 2016.

(4)
A scrip dividend of up to 0.35 euros was paid in November 2014, consisting of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, and a subsequent capital increase by means of the issue of new shares to fulfill said allotments. A cash dividend of 0.40 euros per share from 2015 net income was paid on May 12, 2015.

(5)	A cash dividend of 0.35 euros per share was paid on November 6, 2013, charged against unrestricted reserves. A cash dividend of 0.40 euros per share from 2014 net income was paid on May 7, 2014.

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
The table below sets forth, for the periods indicated, the reported high and low quoted closing prices, as adjusted for all stock splits, for our shares on the Madrid Stock Exchange, which is the principal Spanish market for our shares, and our ADSs on the New York Stock Exchange:

	Per Share (in euro)		Per ADS (in dollars)
	High	Low	High	Low
Year ended December 31, 2013	13.105	9.492	18.02	12.43
Year ended December 31, 2014	13.370	10.865	17.40	13.99
Year ended December 31, 2015	14.210	10.020	15.64	10.96
Year ended December 31, 2016	10.175	7.661	11.35	8.18
Year ended December 31, 2017	10.600	8.125	11.63	9.33
Quarter ended March 31, 2016	10.175	8.484	11.35	9.65
Quarter ended June 30, 2016	10.005	7.661	11.27	8.50
Quarter ended September 30, 2016	9.750	8.146	10.93	9.12
Quarter ended December 31, 2016	9.260	7.700	10.16	8.18
Quarter ended March 31, 2017	10.600	8.850	11.36	9.33
Quarter ended June 30, 2017	10.515	9.038	11.63	10.39
Quarter ended September 30, 2017	9.818	8.864	11.48	10.29
Quarter ended December 31, 2017	9.220	8.125	11.63	9.33
Month ended August 31, 2017	9.818	8.975	11.48	10.73
Month ended September 30, 2017	9.245	8.864	10.98	10.54
Month ended October 31, 2017	9.220	8.692	10.88	10.01
Month ended November 30, 2017	9.041	8.475	10.47	9.90
Month ended December 31, 2017	8.626	8.125	10.23	9.62
Month ended January 31, 2018	8.503	8.166	10.55	9.77
Month ended February 28, 2018 (through February 19, 2018)	8.197	7.474	10.22	9.22
Source: Madrid Stock Exchange Information and Bloomberg.
On February 19, 2018, the closing price of our shares on the Automated Quotation System of the Spanish Stock Exchanges was 8.197 euro per share, equal to 10.022 dollars at the Noon Buying Rate on February 9, 2018 for cable transfers in euro as certified for customs purposes by the Federal Reserve Bank of New York on that date.

Our ADSs are listed on the New York Stock Exchange under the symbol “TEF”. Citibank, N.A. is the Depositary issuing ADSs in form of certificated ADSs (American Depositary Receipts, or ADRs) or uncertificated ADSs pursuant to the deposit agreement dated as of November 13, 1996, as amended as of December 3, 1999 and as further amended as of June 23, 2000, and as of March 9, 2007, among Telefónica, the Depositary and the holders from time to time of ADSs (the “Deposit Agreement”).
At December 31, 2017, 111,043,154 of our shares were held in the form of ADSs by 644 holders of record, including Cede & Co., the nominee of Depository Trust Company (“DTC”). The number of ADSs outstanding was 131,924,178 at December 31, 2016.
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
On March 11, 2005, Royal Decree-Law 5/2005 was approved, modifying the LMV in order to implement the Directive 2003/71/EC of the European Parliament and of the Council on the prospectus to be published when securities are offered to the public or admitted to trading. The Directive: (i) harmonizes the requirements for the process of approval of the prospectuses in order to grant to the issuer a single passport for such document, valid throughout the European Union; (ii) incorporates the application of the country of origin principle by which the prospectus will be approved by the Member States of the European Union where the issuer has its registered office but it also introduces the possibility that in certain circumstances, such as issues with high minimum denominations (1,000 euros or more), the issuer may designate the relevant European Union competent authority for prospectus approval.
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
On March 20, 2013, ECC/461/2013 regulation was approved. This regulation establishes the content and structure of the annual report on corporate governance, the annual compensation report and other information mechanisms for public listed companies, the savings banks and other entities that issue securities admitted to trading on regulated securities markets. The aforementioned regulation was amended by Order ECC/2515/2013, of December 26, which develops article 86.2 of the LMV and by Order ECC/2575/2015, of November 30.
On June 12, 2013, Circular 5/2013 of the National Securities Market Commission (CNMV) was approved. This regulation establishes the templates of the annual report on corporate governance for public listed companies, savings banks and other entities that issue securities admitted to trading on regulated markets. This regulation is applicable to annual reports on corporate governance to be submitted from January 1, 2014 onwards.
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

On June 12, 2014, Directive 2014/65/EU of the European Parliament and of the Council of May 15, 2014 on markets in financial instruments and amending Directive 2002/92/EC and Directive 2011/61/EU ("MIFID II"), and Regulation (EU) 600/2014 of the European Parliament and Council of May 15, 2014 on markets in financial instruments and amending Regulation (EU) 648/2012 (MiFIR).
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
On April 16, 2014, Regulation (UE) nº 596/2014 (Market Abuse Regulation) of European Parliament and of the Council on market abuse was approved. The regulation repeals Directive 2003/6/EC of the European Parliament and of the Council and Commission Directives 2003/124/EC, 2003/125/EC and 2004/72/EC. This Regulation has been directly applicable in all European Union Member States since July 3, 2016.
On June 23, 2015, Circular 3/2015 of the CNMV established the information and technical and legal specifications that must be published on public listed companies, savings banks and other entities’ websites, in order to duly comply with the principle of transparency.
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
On December 22, 2015, Circular 7/2015 of the CNMV amended those provisions of the Circular 5/2013 that relate to the templates of the annual report on corporate governance to be used by public listed companies, savings banks and other entities, and those provisions of Circular 4/2013 that relate to the templates of the annual report on directors' compensation for public listed companies.
On December 22, 2015, Circular 8/2015 of the CNMV published new forms establishing the notification templates for directors, executives and close relatives to communicate their significant shareholdings and for issuers to communicate transactions relating to own shares, with the aim of complying with the obligations introduced by Royal Decree 1362/2007, Royal Decree 878/2015 and Market Abuse Regulation. Individuals bound by such Circular must use the new forms from April 1, 2016.
On July 20, 2017, Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14, 2017, on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market (the "Prospectus Regulation"), entered into force and became directly applicable in all European Union Member States on a rolling basis, with full application from July 21, 2019. The Prospectus Regulation replaces the previous EU Directive 2003/71/EC (the Prospectus Directive). The Prospectus Regulation aims at harmonizing the disclosure regime by removing asymmetries of information and, ultimately, at increasing transparency in the markets. The Prospectus Regulation regulates the content of the prospectuses and contains a list of exemptions from the obligation to produce a prospectus in certain cases. Additional new legislation developing the new Regulation is yet to be drafted.
On November 24, 2017, a Royal Decree-Law was approved, implementing in Spain Directive 2014/95/EU of the European Parliament and of the Council of October 22, 2014 as regards disclosure of non-financial and diversity information by certain large undertakings and groups. Such Royal Decree-Law requires certain companies to include in their management report a non-financial statement containing certain additional information relating to environmental, social and employee matters, respect for human rights, anti-corruption and bribery matters.
On January 3, 2018, MiFID II became effective in all European Union Member States.
Securities Trading in Spain

The Spanish securities market for equity securities consists of four stock exchanges located in Madrid, Bilbao, Barcelona and Valencia and the Automated Quotation System, or Mercado Continuo. During 2017, the Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish Stock Exchanges.
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
In a pre-opening session held from 8:30 a.m. to 9:00 a.m. each trading day, an opening price is established for each security traded on the Automated Quotation System based on a real-time auction. The regime concerning opening prices was changed by an internal rule issued by the Sociedad de Bolsas. Pursuant to such rule, each stock in the continuous market is assigned a static and a dynamic range within which its price can fluctuate. The price of a stock may rise or fall within its static range (which is published once a month and is calculated according to the stock’s average historic price volatility) above or below its opening price (which shall be the closing price of the previous session). When the stock trades outside of this range, the trading of the stock is suspended for five minutes, during which time an auction takes place. After this auction, the price of the stock can once again rise or fall within its static range above or below its last auction price (which will be considered as the new static price before triggering another auction). Furthermore, the price of a stock cannot rise or fall by more than its dynamic price range (which is fixed and published once a month and is calculated according to the stock’s average intra-day volatility), from the last price at which it has traded. If the price variation exceeds the stock’s dynamic range, a five-minute auction is triggered. Between 5:30 p.m. and 5:35 p.m. a closing price is established for each security through an auction system similar to the one held for the pre-opening early in the morning.
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

In 2015, due to changes introduced into the applicable legislation, Bolsas y Mercados Españoles developed a Clearing and Settlement Reform in Spain, implemented throughout 2016 and 2017 in two main phases:

•	on April 27, 2016, when a new Central Counterparty (CCP) was implemented and the new platform for equity settlement was introduced; and

•	on September 18, 2017, when the Fixed Income settlement system was introduced to the new platform and the TARGET2-Securities (TS2) was implemented.
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
Interested Transactions
When a director or persons related to him or her has an interest in a transaction with us or with any of the companies of our Group, such transaction (if unrelated to the ordinary course of our business or if not performed on an arm’s-length basis involving consideration that is significant to the Company and otherwise) must be presented to the Nominating, Compensation and Corporate Governance Committee. Such committee shall assess the transaction from the point of view of equal treatment of shareholders and the arm’s-length basis of the transaction and shall be included in the Annual Corporate Governance Report and in the periodic information of the Company upon the terms set forth in applicable laws and regulations. The performance of such transactions requires the authorization of our Board of Directors, after the favorable report of the committee. The interested director must refrain from participating in votes that affect such transaction.
Significant Differences in Corporate Governance Practices
Corporate governance guidelines
For a description of our corporate governance practices see “Item 16G. Corporate Governance.”
Description of Our Capital Stock
Description of share capital
At February 22, 2018, our issued share capital consisted of 5,192,131,686 ordinary registered shares with a nominal value of 1.00 euro each.
Our shareholders delegated to the Board of Directors the authority to issue up to 2,469,208,757 new shares (equal to half of Telefónica’s share capital on June 12, 2015, the date of the authorization). The Board of Directors is authorized to exclude preemptive rights, in whole or in part, pursuant to the applicable provisions of the Spanish Corporation Act. The Board’s authorization to issue new shares expires on June 12, 2020.

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
In addition, according to Article 34 of Spanish Royal Decree-Law 6/2000 of June 23 on urgent measures to improve competition in the goods and services markets, individuals and legal entities directly and indirectly holding more than 3% of the total share capital or voting rights of two or more principal operator companies in Spain in, among other markets, the fixed-line and mobile-line telephony markets, may not exercise their voting rights in excess of 3% of the total in more than one company, except with the prior authorization of the Spanish National Markets and Competition Commission (Comisión Nacional de los Mercados y la Competencia (the “CNMC”)). Principal operators are defined as one of the five operators with the largest market share in the corresponding market (“Principal Operators”). In addition, no individual or legal entity is allowed to appoint, directly or indirectly, members of the management body of more than one Principal Operator in, among others, the fixed-line or mobile-line telephony markets, except with the prior authorization of the CNMC. Additionally, individuals or legal entities considered Principal Operators are not allowed to exercise more than 3% of the voting rights of another Principal Operator nor to appoint, directly or indirectly, members of the management body of any Principal Operator, except, in both cases, with the prior authorization of the CNMC. Telefónica is considered a Principal Operator for the purposes of Article 34 of Royal Decree-Law 6/2000 of June 23 in the Spanish fixed-line and mobile-line telephony markets.
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
As a general rule, resolutions at the general shareholder’s meeting will be passed by a simple majority of votes cast at such meeting (i.e., provided that the votes "for" outnumber the votes "against" the relevant resolution).
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
Reporting Requirements
According to Royal Decree 1362/2007 of October 19 on the disclosure of significant stakes in listed companies (“Royal Decree 1362/2007”), recently modified by Royal Decree 878/2015, of October 2, the acquisition or disposition of shares of Telefónica must be reported within four trading days of the acquisition or disposition to Telefónica and the CNMV, where:

•
in the case of an acquisition, the acquisition results in that person or group holding a number of voting rights in Telefónica that reaches or surpasses 3% (or 5%, 10%, 15%, 20%, 25%, 30%, 35%, 40%, 45%, 50%, 60%, 70%, 75%, 80% or 90%) of Telefónica’s total number of voting rights; or

•
in the case of a disposal, the disposition reduces the number of voting rights held by a person or group below a threshold of 3% (or 5%, 10%, 15%, 20%, 25%, 30%, 35%, 40%, 45%, 50%, 60%, 70%, 75%, 80% or 90%) of Telefónica’s total number of voting rights.

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
Our directors must report to us and the CNMV the percentage and number of voting rights in Telefónica held by them at the time of becoming or ceasing to be a member of the Board of Directors. Furthermore, all members of the Board must report any change in the percentage of voting rights they hold, as a result of any acquisition or disposition of our shares or voting rights, or financial instruments which carry a right to acquire or dispose of shares which have voting rights attached, including any stock-based compensation that they may receive pursuant to any of our compensation plans. Members of our senior management must also report any stock-based compensation that they may receive pursuant to any of our compensation plans or any subsequent amendment to such plans. Royal Decree 1362/2007 (as amended) refers to the definition given by Royal Decree 1333/2005 of  November 11, which develops the Spanish Securities Market Act, regarding market abuse, which defines senior management (directivos) as those “high-level employees in positions of responsibility with regular access to insider information (información privilegiada) related, directly or indirectly, to the issuer and that, furthermore, are empowered to adopt management decisions affecting the future development and business perspectives of the issuer."
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
At December 31, 2017, we held 65,687,859 shares of treasury stock, representing 1.26514% of our capital stock. At December 31, 2016, we held 141,229,134 shares of treasury stock, representing 2.80339% of our capital stock. As a part of our shareholders’ remuneration policy, we have implemented various share buyback programs since 2003. For further description about our shareholders’ return, see “Item 8. Financial Information—Dividend Information and Share Buyback Programs.”
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

–
acquisitions or other transactions resulting from the conversion or capitalization of credits into shares of listed companies, the financial feasibility of which is subject to serious and imminent danger, even if the company is not undergoing bankruptcy proceedings, provided that such transactions are intended to ensure the company’s financial recovery in the long term; or

–
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
Agreement for the sale of a minority stake in Telxius Telecom, S.A.U. (“Telxius”)
On February 20, 2017 Telefónica reached an agreement for the sale of up to 40% of the total share capital of Telxius to Taurus Bidco S.à.r.l. (hereinafter, ”KKR”) an entity managed by Kohlberg Kravis Roberts & Co. L.P., for a total amount of 1,275 million euros (12.75 euros per share).
The aforementioned agreement included (i) a purchase agreement for the sale of 62 million shares (representing 24.8% of the share capital) of Telxius for a price of 790.5 million euros; as well as (ii) options over 38 million shares (representing 15.2% of the share capital) for a price of at least 484.5 million euros. These options corresponded to a call option exercisable by KKR and to a put option exercisable by Telefónica upon maturity of the call option. The closing was subject to obtaining the corresponding regulatory approvals.
On October 24, 2017, after obtaining the relevant regulatory approvals, Telefónica transferred to KKR 62 million shares of Telxius (representing 24.8% of its share capital) to KKR in exchange for 790.5 million euros (12.75 euros per share). Following the execution of the sale, a shareholders' agreement among Telefónica, KKR and Telxius became effective on the same date, which regulates the relationships between Telefónica and KKR as shareholders of Telxius.
On November 13, 2017, KKR exercised the call option over 38 million shares (representing 15.2% of Telxius’ share capital) foreseen in the agreement, and on December 7, 2017, Telefónica, transferred to KKR such 38 million shares of Telxius (representing 15.2% of its share capital) in exchange for 484.5 million euros (12.75 euros per share).
Pursuant to these transactions, KKR acquired 40% of the share capital of Telxius in exchange for an aggregate amount of 1,275 million euros (12.75 euros per share) and Telefónica retained the control over Telxius.
Swap Agreement between Telefónica and Koninklijke KPN NV (KPN)
On March 13, 2017 Telefónica entered into a swap agreement with KPN to deliver 72.0 million of its treasury shares (representing 1.43% of its share capital), in exchange for 178.5 million shares of its subsidiary Telefónica Deutschland Holding AG, representing 6.0% of the share capital of the latter. The swap was executed on March 14, 2017. Under the agreement, KPN committed, among other obligations, to comply with certain restrictions which, in case of sale of the aforementioned Telefónica shares, would ensure an orderly sale of such shares.

As a result of this agreement, Telefónica increased from 63.2% to 69.2% its shareholding in Telefonica Deutschland Holding AG at that time.

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
Spanish Refund Procedure
According to Spanish Regulations on Non-Resident Income Tax, approved by Royal Decree 1776/2004 dated July 30, 2004, as amended, a refund for the amount withheld in excess of the Treaty-reduced rate can be obtained from the relevant Spanish tax authorities. To pursue the refund claim, if you are a U.S. Holder, you are required to file:
–the corresponding Spanish tax form;
–the certificate referred to in the preceding section; and
–evidence of the Spanish Non-Resident Income Tax that was withheld with respect to you.
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
Passive foreign investment company rules
Telefónica believes that it was not a PFIC for U.S. federal income tax purposes for its 2017 taxable year. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that Telefónica will not be considered a PFIC for any taxable year. If Telefónica were treated as a PFIC for any taxable year during which a U.S. Holder owned a share or ADS, certain adverse tax consequences could apply to the U.S. Holder.
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
Certain U.S. Holders who are individuals and certain specified entities may be required to report information relating to stock of a non-U.S. person, subject to certain exceptions (including an exception for stock held through a U.S. financial institution). U.S. Holders are urged to consult their tax advisors regarding the application, if any, of this legislation to their ownership of shares or ADSs.
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
A. American Depositary Shares
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
Under the terms of the Deposit Agreement, as of the date of this Annual Report, an ADS holder may have to pay to the Depositary the services fees specified in the table below:

Category	Depositary Actions	Associated Fee / Paid By Whom
(a) Depositing or substituting the underlying shares	Issuance of ADSs upon the deposit of shares	Up to 5.00 dollars for each 100 ADSs (or portion thereof) evidenced by the new ADSs delivered (charged to person depositing the shares or receiving the ADSs)(1)
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

(g) Expenses of the Depositary
Certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges in connection with:
· compliance with foreign exchange control regulations or any law or regulation relating to foreign investment;
· the Depositary or its custodian’s compliance with applicable law, rule or regulation;
·  stock transfer or other taxes and other governmental charges;
· cable, telex, facsimile transmission/delivery;
· expenses of the Depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency);
· any other charge payable by Depositary or its agents.
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
The Depositary has agreed to reimburse or pay on behalf of Telefónica, S.A., certain reasonable expenses related to our ADS program and incurred by us in connection with the program (such as NYSE listing fees, legal and accounting fees incurred in connection with the preparation of Form 20-F and ongoing SEC compliance and listing requirements, distribution of proxy materials, investor relations expenses, etc.). The Depositary has covered all such expenses incurred by us during 2017 for an amount of 5.5 million dollars. The amounts the Depositary reimbursed or paid are not perforce related to the fees collected by the depositary from ADS holders.
As part of its service to us, the Depositary has agreed to waive certain expenses for the standard costs associated with the administration of our ADS program for the year ended December 31, 2017.

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
 Management’s Annual Report on Internal Control over Financial Reporting
The management of Telefónica is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Telefónica’s internal control system is designed to provide reasonable assurance as to the reliability of financial reporting and the preparation of the published financial statements under generally accepted accounting principles.
 Any internal control system, no matter how well designed, has inherent limitations, including the possibility of human error and the circumvention or overriding of controls and procedures, which may not prevent or detect misstatements.
 Telefónica management assessed the effectiveness of Telefónica’s internal control over financial reporting as of December 31, 2017. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO" 2013 framework) in Internal Control - Integrated Framework. Based on its assessment and those criteria, Telefónica management believes that at December 31, 2017, Telefónica’s internal control over financial reporting was effective based on those criteria.
Report of the Independent Registered Public Accounting Firm
Telefónica’s independent registered public accounting firm, PricewaterhouseCoopers Auditores, S.L., has issued a report on the consolidated financial statements as of and for the year ended December 31, 2017 and on the effectiveness of the company’s internal control over financial reporting. The report is included on page F-2.
Changes in Internal Control Over Financial Reporting
There were no changes in our internal control over financial reporting during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]
Item 16A. Audit Committee Financial Expert
Our Board of Directors has determined that Mr. José Javier Echenique Landiríbar and Mr. Ignacio Moreno Martínez meet the requirements of an “audit committee financial expert” as such term is defined by the SEC.
Item 16B. Code of Ethics

Telefónica is governed by a code of business conduct and ethics called the Telefónica Business Principles. The Business Principles are binding on all employees globally, including senior officers, in their daily operations and on the Company in its relations with its stakeholders.
The standards set forth in the Telefónica Business Principles cover ethical issues such as honesty and trust, respect for the law, integrity and the respect of human rights, transparency of information, fiscal transparency, fair competition, political neutrality, as well as how these ethical principles should be implemented in our relationships with our stakeholders: employees, customers, shareholders, suppliers and the communities we work in. Issues covered, amongst other, are professional development, diversity, labour rights, compensation, health and safety, communications and advertising, corporate governance, risk management, protection to shareholders, anti-corruption, conflicts of interest, environmental protection, privacy and data protection, commitment to the societies in which operate and responsible management of the supply chain, etc.
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
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The number of shares of treasury stock at December 31, 2017, amounted to 65,687,859 (141,229,134 at December 31, 2016). These treasury shares are directly owned by Telefónica, S.A.
No purchases of shares or other registered equity securities of Telefónica were made during 2017 on behalf of the Company or any affiliated purchaser.
For a more detailed description of our plans or programs, see “Item 8. Financial Information—Dividend Information and Shareholders’ Return” and Note 19 to our Consolidated Financial Statements.
Item 16F. Change in Registrant’s Certifying Accountant
Not applicable.

Item 16G. Corporate Governance
Corporate governance guidelines
In Spain, companies with securities listed on a Spanish Stock Exchange are expected to follow the Good Governance Code of Listed Companies (the “Code”) published in February 2015, which contains corporate governance and shareholder disclosure recommendations. Spanish listed companies are required by law to publish an Annual Report on Corporate Governance and a Report on the Compensation Policy of the Board of Directors. Additionally, Spanish listed companies are required to publish their corporate governance information on their websites. We base our corporate governance procedures on the recommendations of the Code. As part of our corporate governance procedures, we have adopted regulations for our Board of Directors that govern, among other things, director qualification standards, responsibilities, compensation, access to management information, the Board of Directors’ purpose and each of our Board Committee’s purpose and responsibilities. Moreover, we have a Regulation of the General Shareholders’ Meeting that aims to reinforce its transparency, providing shareholders with a framework guaranteeing and facilitating exercise of their rights. Additionally, we also have regulations for the Audit and Control Committee. The Annual Report on Corporate Governance published by us provides a detailed explanation of our corporate governance procedures and explains the role and duties of our Board of Directors and Board Committees. Our Annual Report on Corporate Governance and the Report on the Compensation Policy of the Board of Directors of Telefónica, S.A. are available on our website at www.telefonica.com. None of the information contained on our website is incorporated in this Annual Report.
Committees
We have had an Audit and Control Committee since 1997. Our Audit and Control Committee is composed of four non-executive directors, all of whom are deemed Rule 10A-3 independent by our Board of Directors. The functions, composition and competencies of this Committee are regulated by the Board of Directors’ Regulations and the Regulations of the Audit and Control Committee and are similar to those required by the New York Stock Exchange. The Audit and Control Committee shall consist of not less than three directors appointed by our Board of Directors. All Committee members shall be external directors. When appointing such members, our Board of Directors shall take into account the appointees’ knowledge and experience in matters of accounting, auditing and risk management.
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
Independence of the Board
As of the date of this Annual Report, we have 17 directors, out of which nine have been deemed independent by our Board of Directors attending to the director’s classification contained in Spanish Corporations Act (Ley de Sociedades de Capital). All our directors, with the exception of the Chairman and Mr. Vilá Boix (our Chief Operating Officer), are non-executive directors. We, in accordance with the Spanish Corporations Act, assess the independence of our directors. Among other things, independent directors: (i) shall not be, past employees or executive directors of any of the Group companies, unless three or five years have elapsed , respectively, (ii) shall not receive any payment or other form of compensation from us or our group on top of their directors’ fees, unless the amount involved is not significant, (iii) shall not be partners, now or on the past three years, in the external auditor or in the firm responsible for the audit report, (iv) shall not be executive directors or senior officers of another company where one of our executive directors or senior officers is an external director, (v) shall not have material business dealings with us or any other company in our group, (vi) shall not be spouses, nor partners maintaining an analogous affective relationship, nor close relative of any of our executive directors or senior officers and (vii) shall not stand in any of the situations listed in (i), (v) or (vi) above in relation to a significant shareholder or a shareholder with board representation.

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
Non-Executive Director Meetings
Pursuant to the NYSE listing standards, non-executive directors of U.S.-listed companies must meet on a regular basis without management present and the company must disclose a method for any interested parties to communicate directly with the non-executive directors. As a group, our non-executive directors do not meet formally without management present. Nevertheless, each of the Audit and Control Committee, the Nominating, Compensation and Corporate Governance Committee, the Regulation and Institutional Affairs Committee, the Service Quality and Customer Service Committee, and the Strategy and Innovation Committee is composed exclusively of non-executive directors, thus giving each of these committees, the chance to analyze and discuss any matter related to our management, within its respective area of responsibility.
In addition, since May 2013, we have a lead independent director who acts as “Coordinating Independent Director”, to whom our By-laws grant the right to have a say on key elements of governance structure, which most companies in Spain and around the world reserve to the Board of Directors.
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
Code of Ethics
The NYSE listing standards require U.S. companies to adopt a code of business conduct and ethics for directors, officers and employees, which at minimum must address certain specified topics, and promptly disclose any waivers of the code for directors or executive officers. In 2004 we adopted, as required by the Sarbanes-Oxley Act, a code of ethics that applied to our principal executive officer, principal financial officer and to our senior financial officers. In December 2006, we adopted a code of business conduct and ethics, the “Telefónica Business Principles”, which apply to all Telefónica Group employees. In March 2008, we decided to modify such Business Principles in order to incorporate within them all components of the code of ethics definition in Section 406 of Sarbanes Oxley Act, and consequently our code of ethics for senior officers was replaced by such Business Principles. These Business Principles were further modified in 2016 and 2017 in order to include, among others, several new principles related to privacy and data protection, security, responsible communication practices as well as to reinforce other principles including the anti-corruption principle.
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
Item 18. Financial Statements

Please see pages F-5 through F-171.
Item 19. Exhibits

Exhibit Number	Description
1.1	Amended and Restated bylaws (English translation)
4.1	Agreement for the Sale and Purchase of Customer Relationship Management business, Atento, dated October 11, 2012 *
4.2	Long-Term Incentive Plan Terms **
8.1	Subsidiaries of Telefónica (see Note 1 to the Consolidated Financial Statements and Appendix I thereto)
12.1	Certification of José María Álvarez-Pallete López, Chairman and Chief Executive Officer of Telefónica, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Laura Abasolo García de Baquedano, Chief Finance and Control Officer of Telefónica, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of PricewaterhouseCoopers Auditores, S.L.
15.2	Consent of Ernst & Young, S.L.
101	Interactive Data File

*	Incorporated by reference to Telefónica’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012.
**	Incorporated by reference to Telefónica’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014.

We agree to furnish to the SEC upon request, copies of the instruments defining the rights of the holders of our long-term debt and of our subsidiaries’ long-term debt.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TELEFÓNICA, S.A.

By:	/s/ José María Álvarez-Pallete López
Name: José María Álvarez-Pallete López
Title: Chairman and Chief Executive Officer

TELEFÓNICA, S.A.

By:	/s/ Laura Abasolo García de Baquedano
Name: Laura Abasolo García de Baquedano
Title: Chief Finance and Control Officer
Date: February 22, 2018

Consolidated Financial Statements
(Consolidated Annual Accounts)
Telefónica, S.A. and subsidiaries composing the Telefónica Group.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Telefónica, S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Telefónica, S.A. and its subsidiaries (the “Company”) as of December 31, 2017, and the related consolidated income statement, comprehensive income, changes in equity, and cash flows for the year in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of their operations and their cash flows for the year in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

We also have audited the adjustments to the 2016 financial statements to retrospectively reflect the change in presentation of the segment information, as described in note 4. Our audit procedures that were applied to the restated disclosures for comparative 2016 reportable segments included: (i) agreeing the adjusted amounts of each segment to the underlying records obtained from management, and (ii) determining the mathematical accuracy of the reconciliations of segment amounts to the consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2016 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2016 financial statements taken as a whole.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Auditores, S.L.

PricewaterhouseCoopers Auditores, S.L.

Madrid, Spain
February 22, 2018

We have served as the Company’s auditor since 2017.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders of
Telefónica, S.A.
We have audited, before the effects of the retrospective adjustments related to the 2016 segment disclosures described in note 4, the financial position of Telefónica, S.A. and subsidiaries as of December 31, 2016, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2016 (the 2016 consolidated financial statements before the effects of the retrospective adjustments described in note 4 are not presented herein). These consolidated financial statements are the responsibility of Telefónica, S.A.’s Directors. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the 2016 and 2015 consolidated financial statements, before the effects of the retrospective adjustments related to the 2016 segment disclosures described in note 4, present fairly, in all material respects, the consolidated financial position of Telefónica, S.A. and subsidiaries as of December 31, 2016, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We were not engaged to audit, review, or apply any procedures to the retrospective adjustments related to the 2016 segment disclosures described in note 4 to the consolidated financial statements and, accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective 2016 adjustments were audited by other auditors.
ERNST & YOUNG, S.L.

/s/ Alicia Martínez Durán
Alicia Martínez Durán

Madrid, Spain
February 23, 2017

Consolidated Statements of financial position
Millions of euros	Notes	2017	2016
ASSETS
A) NON-CURRENT ASSETS		95,135	103,667
Intangible assets	(Note 6)	18,005	20,518
Goodwill	(Note 7)	26,841	28,686
Property, plant and equipment	(Note 8)	34,225	36,393
Investments accounted for by the equity method	(Note 9)	77	76
Non-current financial assets	(Note 13)	8,167	9,765
Deferred tax assets	(Note 17)	7,820	8,229
B) CURRENT ASSETS		19,931	19,974
Inventories		1,117	1,055
Trade and other receivables	(Note 11)	10,093	10,675
Tax receivables	(Note 17)	1,375	1,533
Current financial assets	(Note 13)	2,154	2,954
Cash and cash equivalents	(Note 13)	5,192	3,736
Non-current assets classified as held for sale		—	21
TOTAL ASSETS (A+B)		115,066	123,641

	Notes	2017	2016
EQUITY AND LIABILITIES
A) EQUITY		26,618	28,385
Equity attributable to equity holders of the parent and other holders of equity instruments	(Note 12)	16,920	18,157
Equity attributable to non-controlling interests	(Note 12)	9,698	10,228
B) NON-CURRENT LIABILITIES		59,382	59,805
Non-current financial liabilities	(Note 13)	46,332	45,612
Non-current trade and other payables	(Note 14)	1,687	1,925
Deferred tax liabilities	(Note 17)	2,145	2,395
Non-current provisions	(Note 15)	9,218	9,873
C) CURRENT LIABILITIES		29,066	35,451
Current financial liabilities	(Note 13)	9,414	14,749
Current trade and other payables	(Note 14)	15,095	16,150
Current tax payables	(Note 17)	2,341	2,332
Current provisions	(Note 15)	2,216	2,220
TOTAL EQUITY AND LIABILITIES (A+B+C)		115,066	123,641
The accompanying Notes 1 to 23 and Appendices I to VI are an integral part of these consolidated statements of financial position.

Consolidated income statements
Millions of euros	Notes	2017	2016	2015
INCOME STATEMENTS
Revenues	(Note 18)	52,008	52,036	54,916
Other income	(Note 18)	1,489	1,763	2,011
Supplies		(15,022)	(15,242)	(16,547)
Personnel expenses	(Note 18)	(6,862)	(8,098)	(10,349)
Other expenses	(Note 18)	(15,426)	(15,341)	(16,802)
Depreciation and amortization	(Note 18)	(9,396)	(9,649)	(9,704)
OPERATING INCOME		6,791	5,469	3,525
Share of income (loss) of investments accounted for by the equity method	(Note 9)	5	(5)	(10)
Finance income		1,073	1,770	2,076
Exchange gains		3,958	5,489	6,504
Finance costs		(3,363)	(4,476)	(4,417)
Exchange losses		(3,867)	(5,002)	(6,772)
Net financial expense	(Note 16)	(2,199)	(2,219)	(2,609)
PROFIT BEFORE TAX		4,597	3,245	906
Corporate income tax	(Note 17)	(1,219)	(846)	(155)
PROFIT FOR THE YEAR		3,378	2,399	751
Attributable to equity holders of the Parent		3,132	2,369	616
Attributable to non-controlling interests	(Note 12)	246	30	135
Basic and diluted earnings per share attributable to equity holders of the parent (euros)	(Note 18)	0.56	0.42	0.07
The accompanying Notes 1 to 23 and Appendices I to VI are an integral part of these consolidated income statements.

Consolidated statements of comprehensive income	2017	2016	2015
Millions of euros
Profit for the year	3,378	2,399	751
Other comprehensive (loss) income	(5,148)	3,339	(6,697)
Gains (losses) on measurement of available-for-sale investments	26	(77)	415
Income tax impact	6	22	(123)
Reclassification of losses (gains) included in the income statement (Note 16)	33	136	(539)
Income tax impact	—	(19)	139
	65	62	(108)
Gains (Losses) on hedges	62	498	(14)
Income tax impact	6	(120)	(37)
Reclassification of losses (gains) included in the income statement (Note 16)	162	54	207
Income tax impact	(40)	(14)	(58)
	190	418	98
Share of gains (losses) recognized directly in equity of associates and others	8	(8)	17
Income tax impact	(2)	3	(4)
Reclassification of losses (gains) included in the income statement	—	—	—
Income tax impact	—	—	—
	6	(5)	13
Translation differences (Note 12)	(5,422)	3,152	(6,762)
Total other comprehensive (loss) income recognized in the period (Items that may be reclassified subsequently to profit or loss)	(5,161)	3,627	(6,759)
Actuarial gains (losses) and impact of limit on assets for defined benefit pension plans	14	(378)	94
Income tax impact	(1)	90	(32)
	13	(288)	62
Total other comprehensive income (loss) recognized in the period (Items that will not be reclassified subsequently to profit or loss)	13	(288)	62
Total comprehensive (loss) income recognized in the year	(1,770)	5,738	(5,946)
Attributable to:
Equity holders of the parent and other holders of equity instruments	(1,186)	4,630	(4,535)
Non-controlling interests	(584)	1,108	(1,411)
	(1,770)	5,738	(5,946)
The accompanying Notes 1 to 23 and Appendices I to VI are an integral part of these consolidated statements of comprehensive income.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	Attributable to equity holders of the parent and other holders of equity instruments											Non-controlling interests (Note 12)	Total equity
Millions of euros	Share capital	Share premium	Treasury Shares	Other equity instruments	Legal reserve	Retained earnings	Available-for-sale investments	Hedges	Equity of associates and others	Translation differences	Total
Financial position at December 31, 2016	5,038	3,227	(1,480)	7,803	985	17,093	9	191	31	(14,740)	18,157	10,228	28,385
Profit for the year	—	—	—	—	—	3,132	—	—	—	—	3,132	246	3,378
Other comprehensive income (loss) for the year	—	—	—	—	—	16	65	193	6	(4,598)	(4,318)	(830)	(5,148)
Total comprehensive income (loss) for the year	—	—	—	—	—	3,148	65	193	6	(4,598)	(1,186)	(584)	(1,770)
Dividends paid (Note 12)	—	—	—	—	2	(2,021)	—	—	—	—	(2,019)	(583)	(2,602)
Net movement in treasury shares	—	—	35	—	—	—	—	—	—	—	35	—	35
Acquisitions and disposals of non-controlling interests and business combinations (Note 5)	—	—	754	—	—	449	—	—	—	(9)	1,194	649	1,843
Undated Deeply Subordinated Securities and Notes mandatorily convertible (Note 12)	154	1,311	—	(285)	—	(443)	—	—	—	—	737	(12)	725
Other movements	—	—	3	—	—	(1)	—	—	—	—	2	—	2
Financial position at December 31, 2017	5,192	4,538	(688)	7,518	987	18,225	74	384	37	(19,347)	16,920	9,698	26,618
The accompanying Notes 1 to 23 and Appendices I to VI are an integral part of these consolidated statements of changes in equity.

	Attributable to equity holders of the parent and other holders of equity instruments											Non-controlling interests (Note 12)	Total equity
Millions of euros	Share capital	Share premium	Treasury Shares	Other equity instruments	Legal reserve	Retained earnings	Available-for-sale investments	Hedges	Equity of associates and others	Translation differences	Total
Financial position at December 31, 2015	4,975	3,227	(1,656)	6,803	984	18,475	(53)	(231)	36	(16,789)	15,771	9,665	25,436
Profit for the year	—	—	—	—	—	2,369	—	—	—	—	2,369	30	2,399
Other comprehensive income (loss) for the year	—	—	—	—	—	(267)	62	422	(5)	2,049	2,261	1,078	3,339
Total comprehensive income (loss) for the year	—	—	—	—	—	2,102	62	422	(5)	2,049	4,630	1,108	5,738
Dividends paid (Note 12)	137	—	—	—	1	(2,544)	—	—	—	—	(2,406)	(524)	(2,930)
Net movement in treasury shares	—	—	(637)	—	—	—	—	—	—	—	(637)	—	(637)
Acquisitions and disposals of non-controlling interests and business combinations	—	—	—	—	—	—	—	—	—	—	—	(7)	(7)
Capital reduction (Note 12)	(74)	—	813	—	—	(739)	—	—	—	—	—	—	—
Undated Deeply Subordinated Securities and Notes mandatorily convertible (Note 12)	—	—	—	1,000	—	(255)	—	—	—	—	745	(14)	731
Other movements	—	—	—	—	—	54	—	—	—	—	54	—	54
Financial position at December 31, 2016	5,038	3,227	(1,480)	7,803	985	17,093	9	191	31	(14,740)	18,157	10,228	28,385

Financial position at December 31, 2014	4,657	460	(1,586)	6,351	984	22,656	55	(334)	24	(12,132)	21,135	9,186	30,321
Profit for the year	—	—	—	—	—	616	—	—	—	—	616	135	751
Other comprehensive income (loss) for the year	—	—	—	—	—	43	(108)	103	12	(5,201)	(5,151)	(1,546)	(6,697)
Total comprehensive income (loss) for the year	—	—	—	—	—	659	(108)	103	12	(5,201)	(4,535)	(1,411)	(5,946)
Dividends paid (Note 12)	111	—	—	—	—	(2,360)	—	—	—	—	(2,249)	(641)	(2,890)
Net movement in treasury shares	—	—	(1,511)	—	—	(75)	—	—	—	—	(1,586)	—	(1,586)
Acquisitions and disposals of non-controlling interests and business combinations (Note 5)	—	—	555	—	—	(1,297)	—	—	—	628	(114)	2,538	2,424
Capital increase (Note 12)	281	2,767	—	—	—	(41)	—	—	—	—	3,007	—	3,007
Capital reduction (Note 12)	(74)	—	886	—	—	(812)	—	—	—	—	—	—	—
Undated Deeply Subordinated Securities and Notes mandatorily convertible (Note 12)	—	—	—	452	—	(247)	—	—	—	(84)	121	(7)	114
Other movements	—	—	—	—	—	(8)	—	—	—	—	(8)	—	(8)
Financial position at December 31, 2015	4,975	3,227	(1,656)	6,803	984	18,475	(53)	(231)	36	(16,789)	15,771	9,665	25,436
The accompanying Notes 1 to 23 and Appendices I to VI are an integral part of these consolidated statements of changes in equity.

Consolidated statements of cash flows
Millions of euros	Notes	2017	2016	2015
Cash received from operations	(Note 20)	63,456	63,514	67,582
Cash paid from operations	(Note 20)	(46,929)	(47,384)	(50,833)
Net payments of interest and other financial expenses net of dividends received	(Note 20)	(1,726)	(2,143)	(2,445)
Taxes paid	(Note 20)	(1,005)	(649)	(689)
Net cash flow provided by operating activities	(Note 20)	13,796	13,338	13,615
(Payments on investments)/proceeds from the sale in property, plant and equipment and intangible assets, net	(Note 20)	(8,992)	(9,187)	(10,256)
Proceeds on disposals of companies, net of cash and cash equivalents disposed	(Note 20)	40	767	354
Payments on investments in companies, net of cash and cash equivalents acquired	(Note 20)	(128)	(54)	(3,181)
Proceeds on financial investments not included under cash equivalents	(Note 20)	296	489	1,142
Payments on financial investments not included under cash equivalents	(Note 20)	(1,106)	(265)	(426)
(Payments)/proceeds on placements of cash surpluses not included under cash equivalents		(357)	42	(557)
Government grants received		2	—	7
Net cash flow used in investing activities	(Note 20)	(10,245)	(8,208)	(12,917)
Dividends paid	(Note 20)	(2,459)	(2,906)	(2,775)
Proceeds from share capital increase	(Note 20)	2	—	4,255
Proceeds/(payments) of treasury shares and other operations with shareholders and with minority interests	(Note 20)	1,269	(660)	(1,772)
Operations with other equity holders	(Note 20)	646	656	83
Proceeds on issue of debentures and bonds, and other debts	(Note 20)	8,390	5,693	1,602
Proceeds on loans, borrowings and promissory notes	(Note 20)	4,844	10,332	8,784
Repayments of debentures and bonds, and other debts	(Note 20)	(6,687)	(6,873)	(3,805)
Repayments of loans, borrowings and promissory notes	(Note 20)	(6,711)	(8,506)	(9,858)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(Note 20)	(1,046)	(1,956)	(126)
Net cash used in financing activities	(Note 20)	(1,752)	(4,220)	(3,612)
Effect of changes in exchange rates		(341)	185	(1,000)
Effect of changes in consolidation methods and others		(2)	26	—
Net increase (decrease) in cash and cash equivalents during the year		1,456	1,121	(3,914)
CASH AND CASH EQUIVALENTS AT JANUARY 1		3,736	2,615	6,529
CASH AND CASH EQUIVALENTS AT DECEMBER 31	(Note 13)	5,192	3,736	2,615
RECONCILIATION OF CASH AND CASH EQUIVALENTS WITH THE STATEMENT OF FINANCIAL POSITION
BALANCE AT JANUARY 1		3,736	2,615	6,529
Cash on hand and at banks		2,077	1,278	4,912
Other cash equivalents		1,659	1,337	1,617
BALANCE AT DECEMBER 31	(Note 13)	5,192	3,736	2,615
Cash on hand and at banks		3,990	2,077	1,278
Other cash equivalents		1,202	1,659	1,337
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

Note 2. Basis of presentation of the consolidated financial statements
The accompanying consolidated financial statements were prepared from the accounting records of Telefónica, S.A. and of each of the companies comprising the Telefónica Group, whose separate financial statements were prepared in accordance with the generally accepted accounting principles prevailing in the various countries in which they are located, and for purposes of these consolidated financial statements are presented in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These consolidated financial statements give a true and fair view of the consolidated equity and financial position at December 31, 2017, and of the consolidated results of operations, changes in consolidated equity and the consolidated cash flows obtained and used in the year then ended, which for the purposes of the Telefónica Group are not different from those adopted by the European Union. The euro is the Group’s reporting currency. The figures in these consolidated financial statements are expressed in millions of euros, unless otherwise indicated, and therefore may be rounded.
The accompanying consolidated financial statements for the year ended December 31, 2017 were approved by the Company’s Board of Directors at its meeting on February 21, 2018 for submission for approval at the General Shareholders’ Meeting, which is expected to occur without modification.
Note 3 contains a detailed description of the most significant accounting policies used to prepare these consolidated financial statements.
Materiality criteria
These consolidated financial statements do not include certain information or disclosures that, not requiring presentation due to their qualitative significance, have been determined as immaterial or of no relevance pursuant to the concepts of materiality or relevance defined in the IFRS conceptual framework, insofar as the Telefónica Group’s consolidated financial statements, taken as a whole, are concerned.
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
On May 11, 2016 the European Commission made public its decision to prohibit the transaction. Following the submission of the consolidated financial information of the second quarter of 2016, Telefónica’s operations in United Kingdom were no longer presented as discontinued operations and their assets and liabilities ceased to be classified as held for sale. Thus, items are presented line by line in the consolidated financial statements. Accordingly, the comparative figures for 2015 were amended in the consolidated financial statements for the year ended December 31, 2016 with respect to those published in the consolidated financial statements for the year ended December 31, 2015.
Comparative information and main changes in the consolidation scope
For comparative purposes, the accompanying consolidated financial statements for 2017 include the figures for 2016, and in the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows, and the notes thereto for the year then ended, they also include those of 2015.
The main events and changes in the consolidation scope affecting comparability of the consolidated information for 2017 and 2016 (see Appendix I for a detail of the consolidation scope and the changes during the year) are as follows:
a) Capital increase in Coltel, termination of the operating agreement with the PARAPAT and arbitration award
Colombia Telecomunicaciones, S.A. E.S.P. (Coltel) is a company in which Telefónica holds a 67.5% stake and the Colombian Government the remaining 32.5% (see Note 21.c).
On August 29, 2017, the shareholders' meeting of ColTel approved:

•
a capital increase for an aggregate amount of 4,800,966 million Colombian pesos (capital and premium), 1,384 million euros at the exchange rate of the relevant transaction date, so that Coltel would voluntarily pre-pay the entire amount of ColTel's debt derived from the operating agreement dated August 13, 2003 with Patrimonio Autónomo Receptor de Activos de la Empresa Nacional de Telecomunicaciones (the "PARAPAT").

The Telefónica Group and the Colombian Government subscribed the PARAPAT-Capital Increase pro rata to their respective shareholding in ColTel (see Note 12.h). The Telefónica Group disbursed 3,240,652 million Colombian pesos, 934 million euros at the exchange rate of the relevant transaction date. The Government assumed 32.5% of ColTel's payment obligations with the PARAPAT.
The PARAPAT capital Increase was subscribed on September 26, 2017, and on September 27, 2017 ColTel pre-paid all of its debt with the PARAPAT (see Note 22), acquiring the ownership of the assets related to PARAPAT.
As part of the early termination of the operating agreement with the PARAPAT, Coltel acquired control (see Note 5) of the companies Empresa de Telecomunicaciones de Telebucaramanga S.A. ESP (“Telebucaramanga”), Metropolitana de Telecomunicaciones S.A. ESP (“Metrotel”) and Operaciones Tecnológicas y Comerciales S.A.S. (“Optecom”), for a combined total of 509,975 million Colombian pesos (approximately 147 million euros at the date of the transaction).

•	a capital increase for an aggregate amount of 1,651,012 million Colombian pesos (capital and premium), 470 million euros at the exchange rate of that date.
The proceeds from the Arbitration Award-Capital Increase were used to pay the entire amount set forth in the arbitration award issued in the arbitration proceedings initiated by the ITC in connection with its intention to revert certain assets earmarked for the provisions of mobile voice services under former concessions (see Note 6 and Appendix VI).
The Telefónica Group and the Colombian Government subscribed the Arbitration Award-Capital Increase pro rata to their respective shareholding in ColTel. The Telefónica Group disbursed 1,114,433 million Colombian pesos, 317 million euros at the exchange rate of the relevant transaction date. The Colombian Government assumed, and consequently offset, a portion of ColTel's indebtedness.
b) Individual Suspension Plan
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
The expense relating to the present value of the payment flows to meet the commitments resulting from the extension of this program was recognized in 2016. A total of 789 million euros was recorded for the Individual Suspension Plan in 2016 (2,896 million euros in 2015). The provision was updated as of 31 December 2017 according to the present degree of adhesion of the Plan, which, together with the updated termination plans, entailed an expense of 165 million euros in the 2017 consolidated income statement (see Note 15).
c) Sale of 24.8% and 15.2% of the total share capital of Telxius Telecom, S.A. (Telxius)
On October 24, 2017, Telefónica transferred 62 million shares of Telxius (representing 24.8% per cent of its share capital) to Taurus Bidco S.à.r.l. (hereafter, ”KKR”, an entity managed by Kohlberg Kravis Roberts & Co. L.P.) in exchange for 790.5 million euros.
On November 13, 2017 KKR exercised a call option over 38 million shares of Telxius (representing 15.2% of its share capital) in exchange for 484.5 million euros (see Note 5).
Following the closing of this sale of 15.2% of the share capital of Telxius, in December 2017, together with the 24.8% of the share capital acquired in October, the total stake of KKR is 40% of the share capital of Telxius in exchange for an aggregate amount of 1,275 million euros (see Note 20). These transactions had no impact on the consolidated results of the Telefónica Group as it consisted of the sale of minority interests, with Telefónica retaining control over Telxius. The impact of these transactions in equity attributable to equity holders of the parent was an increase of 570 million euros in retained earnings and a decrease of 9 million euros in translation differences. In addition, there was an increase in equity attributable to non-controlling interests amounting to 690 million euros (see Note 12).
d) Translation of Telefónica Venezolana’s financial statements
Venezuela has been considered a hyperinflationary economy since 2009. The Bolivar (VEF) is the functional currency of the Venezuelan subsidiaries. We review on a regular basis the economic conditions in Venezuela and the specific circumstances of our Venezuelan operations. Assessment of the exchange rate that better reflects the economics of Telefónica’s business activities in Venezuela relies on several factors and is performed considering all the information available at each closing date.
Over the year 2017, the economic and political crisis in Venezuela deepened, bringing a substantial increase in inflation rates. However, the official exchange rate has not followed the change in inflation, and therefore is not representative of the value of the local currency as it does not reflect its real loss in purchasing power. On May 2017, the Government issued a new Exchange Agreement that established a foreign currency auctions system with monitored fluctuating bands, although no new currency auctions have been called since August 2017. In January 2018, the Government issued a new Exchange Agreement establishing a new auctions mechanism where the foreign currency offer will mainly come from the private sector and eliminating the currency protection system ("DIPRO"). The exchange rate resulting in the first currency auction was 30,988 VEF/EUR (equivalent to 25,000 VEF/USD). The structural weaknesses of this exchange mechanism (lack of depth and transparency) suggest there will remain a significant departure between official exchange rates and inflation.
In light of this economic reality and in the absence of official rates that are representative of the situation in Venezuela, in 2017 the Group considers the need to estimate an exchange rate that matches the progression of inflation in Venezuela and contributes to reflect the economic and financial position of the Group’s Venezuelan operations within its consolidated financial statements in a more accurate way (hereinafter, synthetic exchange rate). For these purposes, the calculation method consists of using a representative exchange rate as a starting point, when official exchange rates, existing alternative exchange rates and those rates calculated by using macroeconomic methodologies were more aligned, and restating it for inflation, using the inflation rates applied by the Group to Venezuela (2,874.1% for year 2017, 511.1% for year 2016).
The exchange rate used to translate the financial statements of the Venezuelan subsidiaries as of December 31, 2017 resulting from the described calculation methodology amounts to 36,115 VEF/USD. As of December 31, 2017, the SIMADI DICOM exchange rate, used by Telefónica in prior periods, amounted to 3,345 VEF/USD.
The financial result resulting from the hyperinflation adjustment to the net monetary position and from the exchange differences arising from foreign currency items held by Telefónica Venezolana amounted to 84 million euros in 2017 (299 million euros in 2016), see Note 16.
The following table presents the contribution of Telefónica Venezolana to certain items of the consolidated income statement, statement of cash flows and statement of financial position of the Telefónica Group for 2017, applying the synthetic exchange rate:

Million euros
Contribution of Telefónica Venezolana to the consolidated financial statements of the Telefónica Group
Revenues	106
Operating income before depreciation and amortization (OIBDA)	34
Depreciation and amortization	(103)
Profit before tax	9
Net result	(129)
Other comprehensive income (movement of translation differences, see Note 12.f)	(328)
Net cash flow provided by operating activities	35
Capital expenditures (CapEx)	9
Non-current assets	295

Given that Venezuela is considered a hyperinflationary economy, the financial statements are adjusted for inflation (see Note 3.a), with the most significant impact being the adjustment of non-current assets by the inflation index. The difference between the profit before tax and the net result corresponds to the deferred tax recognized (see Note 17) for the inflation adjustments of the net assets, which are not deductible according to the present tax regime in Venezuela.
At December 31, 2017, the SIMADI/DICOM exchange rate is 10.8 times the synthetic exchange rate. As mentioned above, the official exchange rate resulting from the new Exchange Regime issued in January 2018 is closer to the synthetic exchange rate estimated by Telefónica. For illustrative purposes, if the Telefónica Group had used the SIMADI/DICOM exchange rate, the figures of the above table would have been impacted proportionally by this difference in the exchange rates, except for other comprehensive income, which would have increased the net equity due to the movement of translation differences.

Note 3. Accounting policies

As stated in Note 2, the Group’s consolidated financial statements have been prepared in accordance with IFRSs and interpretations issued by the International Accounting Standards Board (IASB).
Accordingly, only the most significant accounting policies used in preparing the accompanying consolidated financial statements, in light of the nature of the Group’s activities, are set out below, as well as the accounting policies applied where IFRSs permit a policy choice, and those that are specific to the sector in which the Group operates.
a) Hyperinflationary economies
Venezuela is considered as a hyperinflationary economy since 2009. The inflation rates used to prepare the financial information are the “Indice Nacional de Precios al Consumidor de Venezuela”, published by the Central Bank of Venezuela, or the best estimate in case the final index is not available. On an annual basis, these rates are 2,874.1%, 511.1% and 190.8% for 2017, 2016 and 2015, respectively.
The exchange rate used to translate inflation-adjusted bolivar-denominated items is the exchange rate as of the closing date of each reporting period, amounting to 36,115.28 bolivars per U.S. dollar (synthetic exchange rate, see Note 2), 673.762 bolivars per U.S. dollar (DICOM) and 198.699 bolivars per U.S. dollar (SIMADI) as of December 31, 2017, 2016 and 2015, respectively.
b) Translation methodology
The income statements and statements of cash flows of the Group’s foreign subsidiaries (except Venezuela) were translated into euros at the average exchange rates for the year, as a rate that approximates the exchange rates at the dates of the transactions.
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
The Group bases the calculation of impairment on the approved business plans of the various cash generating units to which the assets are allocated. The projected cash flows, based on the approved strategic business plans, cover a period of five years. Starting with the sixth year, an expected constant growth rate is applied.
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
h) Investment in associates and joint arrangements
The Group assesses whether it has significant influence not only on the basis of its ownership percentage but also on the existence of qualitative factors such as representation on the board of directors of the investee, its participation in decision-making processes, interchange of managerial personnel and access to technical information.
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
Should we be unable to reliably measure the obligation, no provision would be recorded and information would then be presented in the notes to the Consolidated Financial Statements.
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
Exchange rate and inflation rates used to translate the financial statements of our Venezuelan subsidiaries
As of December 31, 2017, there are multiple exchange mechanisms and three published exchange rates legally available for translation of the financial statements of the Venezuelan subsidiaries.
We review, on a regular basis, the economic conditions in Venezuela and the specific circumstances of our Venezuelan operations. In light of the worsening of the economic and political crisis in Venezuela in 2017 and in the absence of official rates that are representative of the situation in such country, at December 31, 2017 the Group considers the need to estimate an exchange rate that matches the progression of inflation in Venezuela and contributes to reflect the economic and financial position of the Group’s Venezuelan operations within its consolidated financial statements in a more accurate way.
Assessment of the exchange rate that best reflects the economics of Telefónica’s business activities in Venezuela relies on several factors and is performed considering all the information available at the closing date, and entails the use of assumptions and estimates and significant management judgment.
Due to inherent uncertainties in the estimates required to determine the appropriate exchange rate for the conversion of VEF-denominated financial statements, actual cash flows denominated in such currency may differ from the amounts currently recognized on the basis of our estimates, as a result of changes in currency laws or changes in exchange mechanisms or published exchange rates that may have an impact on the conversion rate used for our Venezuelan subsidiaries’ financial statements, affecting the net monetary position of VEF-denominated assets (liabilities).
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
n) New IFRS and interpretations of the IFRS Interpretations Committee (IFRIC)
The accounting policies applied in the preparation of the consolidated financial statements for the year ended December 31, 2017 are consistent with those used in the preparation of the Group’s consolidated annual financial statements for the year ended December 31, 2016. The following amendments to standards published by the International Accounting Standards Board (IASB) are effective for annual periods beginning on or after January 1, 2017:

•	Improvements to IFRS 2014-2016
The annual improvements projects provide a vehicle for making non-urgent but necessary amendments to IFRSs, with the aim of removing inconsistencies and clarifying wording. The amendments related to IFRS 12 Disclosure of Interests in other Entities, aimed clarifying the scope of the standard, are effective for annual periods beginning on or after January 1, 2017, whereas the rest of the improvements are effective for annual periods beginning on or after January 1, 2018. The amendments related to IFRS 12 have not been endorsed by the EU for use in Europe, but they do not have an impact on the Group’s consolidated financial statements since, as of December 31, 2017, the Group does not have interests that are classified as held for sale, as held for distribution or as discontinued operations.

•	Amendments to IAS 7, Disclosure Initiative
The amendments to IAS 7 require entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows, such as the issuance and repayments of loans, and non-cash changes, such as unpaid acquisitions, sales and exchange differences. These amendments have been endorsed by the EU for use in Europe. The Group has considered these amendments in the preparation of these consolidated financial statements.

•	Amendments to IAS 12, Recognition of Deferred Tax Assets for Unrealised Losses
The amendments clarify the requirements on recognition of deferred taxes when the tax base of an asset exceeds its fair value. These amendments have been endorsed by the EU for use in Europe. These amendments do not have a significant impact on the results or financial position of the Group.

New standards and amendments to standards issued but not effected as of December 31, 2017 .
At the date of preparation of the consolidated financial statements, the following IFRSs and amendments had been published, but their application was not mandatory:

Standards and amendments		Mandatory application: annual periods beginning on or after
IFRS 9	Financial instruments	January 1, 2018
IFRS 15	Revenue from Contracts with Customers	January 1, 2018
Clarifications to IFRS 15	Revenue from Contracts with Customers (issued on 12 April 2016)	January 1, 2018
Amendments to IFRS 2	Classification and Measurement of Share-based Payment Transactions	January 1, 2018
Amendments to IFRS 4	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts	January 1, 2018
Amendments to IAS 40	Transfers of Investment Property	January 1, 2018
IFRIC 22	Foreign Currency Transactions and Advance Consideration	January 1, 2018
Improvements to IFRS Standards 2014-2016 Cycle		January 1, 2017/2018
Improvements to IFRS Standards 2015-2017 Cycle		January 1, 2018
IFRS 16	Leases	January 1, 2019
IFRIC 23	Uncertainty over Income Tax Treatments	January 1, 2019
Amendments to IFRS 9	Prepayment Features with Negative Compensation	January 1, 2019
Amendments to IAS 28	Long-term Interests in Associates and Joint Ventures	January 1, 2019
IFRS 17	Insurance Contracts	January 1, 2021
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Deferred Indefinitely
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
IFRS 15 Revenues from Contracts with Customers
IFRS 15 sets out the requirements for recognising revenue from contracts with customers. The new requirements are expected to affect the following aspects, among others:

•
Under IFRS 15, for bundled packages that combine multiple wireline, wireless, data, internet or television goods or services, the total revenue will be allocated to each performance obligation based on their standalone selling prices in relation to the total consideration of the package and will be recognised when (or as) the obligation is satisfied, regardless of whether there are undelivered items. This differs from current accounting where the portion of the total consideration that is contingent upon delivery of undelivered elements is not allocated to delivered elements. Consequently, when bundles include a discount on equipment, the adoption of these new requirements will result in an increase of revenues recognised from the sale of handsets and other equipment, generally recognised upon delivery to the end customer, in detriment of ongoing service revenue over subsequent periods. To the extent that the packages are marketed at a discount, the difference between the revenue from the sale of equipment and the consideration received from the customer upfront will be recognised as a contract asset on the statement of financial position.

•
Under the current accounting policy, all expenses directly related with obtaining a contract (sales commissions and other third party acquisition costs) are expensed when incurred. However, IFRS 15 requires the recognition of an asset for those costs that are incremental to obtain a contract and that are expected to be recovered and its subsequent amortisation over the same period as the revenue associated with such asset.

•
The guidance in IFRS 15 for the distinction between agent and principal is based on the concept of “control” that may differ from the currently applied notion of transfer of “risks and rewards”. However, for the purposes of determining whether the Group acts as principal, selling for its own account (gross revenue), or as an agent in a particular transaction, selling on behalf of others (net revenue), the Group does not expect significant changes to its current accounting policy.

•
Compared to the current revenue standard, IFRS 15 sets out more detailed requirements on how to account for contract modifications. Certain changes must be accounted for as a retrospective change (i.e. as a continuation of the original contract), while other modifications must be accounted for prospectively as separate contracts, like the end of the original contract and the creation of a new one.

•	In addition, the Group's financial statements will include more qualitative and quantitative disclosure of income-related accounts.
In addition to this, IFRS 15 allows for two transition methods, namely the full retrospective method and the modified retrospective method with the cumulative effect from initial application recognised as an adjustment to the opening balance of retained earnings at the date of initial application. The Group will adopt the latter and prior-year comparatives will not be restated; instead, the Group will disclose the nature and amount of the changes in items in the statement of financial position and the income statement for the current period as a result of applying IFRS 15 for the first time.
It is also possible to elect to apply certain practical expedients to facilitate the application of the new criteria. The Group has evaluated which of them will be adopted in the implementation of the standard with the objective of reducing the complexity in its application. The main practical expedients that the Group will adopt are:

•	Completed contracts: the Group will not apply the standard retrospectively to those contracts that are completed at January 1, 2018.

•
Portfolio approach: the Group will apply the requirements of the standard to groups of contracts with similar characteristics (residential customers and small and medium-sized entities, where standard offers are marketed), since, for the clusters identified, the effects do not differ significantly from an application on a contract by contract basis.

•
Financial component: it will not be considered significant when the period between the moment when the promised good or service is transferred to a customer and the moment when the customer pays for that good or service is one year or less. Based on the assessment undertaken to date, the vast majority of contracts issued does not include a significant financing component.

•	Costs to obtain a contract: these costs will be recognised as an expense when incurred if the amortisation period of the asset that the entity would otherwise recognise is one year or less.
The process of implementing the new requirements involves the introduction of modifications to the current information systems, the implementation of new IT tools, and changes in the processes and controls of the entire revenue cycle in the Group companies. This process of implementation in the Group entails a high degree of complexity due to factors such as a large number of contracts, numerous data source systems, diversity of business models in the different locations, as well as the need to make complex estimates.
From the analysis performed on the transactions of the last financial year considering commercial offers as well as the volume of contracts affected, the Group estimates that the adoption of the new revenue recognition requirements on the Group’s equity is expected to result in an increase in retained earnings ranging from 950 to 1,100 million euros before taxes, with the most significant impacts being the first-time recognition of contract assets that, under IFRS 15, lead to the earlier recognition of revenue from the sale of goods, and the activation and deferral of the incremental costs of obtaining contracts that, under IFRS 15, result in the later recognition of customer acquisition costs.
As the accounting effects of the transition to the new standard will be recognized directly in equity, the effects on profit or loss in 2018 will be related to changes in the point in time at which revenue and expenses are recorded. On the assumption that there are no significant changes to business models or products offered, the Group expects that the application of IFRS 15 on an ongoing basis will entail two offsetting effects, considering a market that features a large number of customer contracts that are being executed at different points in time, as follows: (a) for existing contracts, lower service revenues and higher selling expenses from the amortization of capitalized customer acquisition costs should be expected; and (b) for new contracts, higher revenues from the sale of equipment and lower selling expenses from the capitalization of customer acquisition costs should be expected. Assuming there are no major changes in the business development, the Group expects that such effects may have an impact on net income that will be lower than 0.5% in terms of revenues, and lower than 1% in terms of OIBDA.
These impacts are based on the assessments undertaken to date. The actual impacts of adopting IFRS 15 at January 1, 2018 may change because the Group has not finalised the testing and assessment of controls over its new IT systems, and because the new accounting policies are subject to change until the Group presents its first financial statements that include the date of initial application.
IFRS 9 Financial Instruments
IFRS 9 is applicable to financial assets and financial liabilities. As a result of the analysis of the effects of the new requirements introduced by this standard certain expected impacts have been identified in relation with to the following aspects, among others:

•
IFRS 9 simplifies the current measurement model for financial assets and establishes three main categories: amortized cost, fair value through profit or loss and fair value through Other Comprehensive Income (OCI), depending on the business model and the characteristics of the contractual cash flows. Regarding recognition and measurement of financial liabilities there are not significant changes from current criteria except for the recognition of changes in own credit risk in OCI for those liabilities measured at fair value through profit or loss. Quoted equity shares currently held as available-for-sale with gains and losses recorded in OCI will be measured at fair value through OCI under IFRS 9 and hence there will be no change to the accounting for these assets. However, gains or losses arising from changes in fair value recognized in OCI will no longer be transferred to profit or loss on sale, but instead reclassified to retained earnings. Dividends from these investments are recognized in the income statement when the Group has the right to receive the dividend.

•
IFRS 9 introduces a new model for impairment losses on financial assets, i.e. the expected credit loss model, which replaces the current incurred loss model. The Group will apply the simplified approach and record lifetime expected losses on all trade receivables. The application of the new requirements will probably lead to an acceleration in the recognition of impairment losses on its financial assets measured at amortized cost, mainly trade receivables.

•
Under current accounting, a hedge must be highly effective both, prospective and retrospectively, while IFRS 9 introduces a new, less restrictive, accounting model for hedging, requiring an economic relationship between the hedged item and the hedging instrument and that the coverage ratio be the same as that applied by the entity for its risk management. Likewise, the new standard modifies the criteria for documentation of hedging relationships.

•	In addition to this, the Group's financial statements will include more detailed disclosures with relevant information regarding financial assets and liabilities.
As a result of the analysis of the new standard, the Group expects that the key changes will relate to documentation of policies and hedging strategies, as well as the estimation and timing of recognition of expected losses on receivables from customers. The Group has decided to apply the option that allows not to restate comparative periods to be presented in the year of initial application.
Based on the analysis performed to date, the Group estimates that the initial adoption of the new impairment requirements is expected to result in an increase of around 200 million euro over the bad debt provision balance on customer receivables previously recognized under IAS 39. This impact is based on the assessments undertaken to date. The actual impacts of adopting IFRS 9 at 1 January 2018 may change because the Group has not finalized the testing of its new calculation procedures, and because the new accounting policies are subject to change until the Group presents its first financial statements that include the date of initial application.
IFRS 16 Leases
IFRS 16 requires lessees to recognize assets and liabilities arising from all leases (except for short-term leases and leases of low-value assets) in the statement of financial position.
The Group acts as a lessee on a very significant number of lease agreements over different assets, such as third-party towers, circuits, office buildings and stores and land where the towers are located, mainly. A significant portion of these contracts is accounted for as operating lease under the current lease standard, with lease payments being recognised generally on a straight-line basis over the contract term.

The Group is currently in the process of estimating the impact of this new standard on such contracts. This analysis includes the estimation of the lease term, based on the non-cancellable period and the periods covered by options to extend the lease, when the exercise depends only on Telefónica and where such exercise is reasonably certain. This will depend, to a large extent, on the specific facts and circumstances by class of assets in the telecom industry (technology, regulation, competition, business model, among others). In addition to this, the Group will make assumptions to calculate the discount rate, which will mainly be based on the incremental borrowing rate of interest for the estimated term. On the other hand, the Group is considering not to separately recognise non-lease components from lease components for those classes of assets in which non-lease components are not material with respect to the total value of the lease.
In addition to the mentioned estimations, the standard allows for two transition methods: retrospectively for all periods presented, or using a modified retrospective approach where the cumulative effect of adoption is recognised at the date of initial application. The Group has tentatively decided to adopt the latter transition method; therefore the Group would recognise the cumulative effect of initial application as an adjustment to retained earnings in the year of initial application of IFRS 16. Also, certain practical expedients are available on first-time application in connection with the right of use asset measurement, discount rates, impairment, leases that finish within the twelve months subsequent to the date of first application, initial direct costs, and term of the lease. The Group is evaluating which of these practical expedients will be adopted. In this regard, the Group is considering opting for the practical expedient that allows not reassessing whether a contract is or contains a lease on the date of initial application of IFRS 16 but to directly apply the new requirements to all those contracts which under current accounting were identified as a lease.
Due to the different alternatives available, together with the complexity of the estimations and the significant number of lease contracts, the Group has not yet completed the implementation process, so at present it is not possible to make a reasonable estimation of the impact of initial application of the new requirements. However, based on the volume of contracts affected, as well as the magnitude of the future lease commitments, as disclosed in Note 18 herein, the Group expects that the changes introduced by IFRS 16 will have a significant impact on its financial statements from the date of adoption, including the recognition on the balance sheet of right of use assets and their corresponding lease obligations in connection with the majority of contracts that are classified as operating leases under the current lease standard. Also, amortization of the right of use assets and recognition of interest costs on the lease obligation on the statements of income will replace amounts recognized as lease expense under the current lease standard. Classification of lease payments in the statement of cash flows will also be affected by the requirements of the new lease standard. On the other side, the Group's Financial Statements will include broader disclosures with relevant information regarding lease contracts.

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
These segments include the information related to wireline, wireless, cable, data, internet and television businesses and other digital services provided in each country or countries. Any services not specifically included in these segments are part of “Other companies and eliminations”, which includes, in particular, Telxius (as further explained below), the companies belonging to the cross-sectional areas, other Group companies as well as eliminations in the consolidation process. Inter-segment transactions are carried out at market prices.
Telxius' results are fully reported under "Other companies and eliminations" since January 1, 2017, reflecting the integration within Telxius of the mobile telecommunications towers transferred from the Telefónica Spain, Telefónica Germany, Telefónica Brazil and Telefónica Hispanoamérica segments and the international submarine fiber optic cable (which had already been previously reported under "Other companies and eliminations"). The 2016 comparative segment results have been revised, accordingly. Based on the different dates on which assets were contributed to Telxius by each operating segment, this has affected the results of Telefónica Spain (since January 1, 2016), Telefónica Germany (since May 1, 2016), Telefónica Brazil (since April 1, 2016) and Telefónica Hispanoamérica (Telefónica Perú since April 1, 2016 and Telefónica Chile since May 1, 2016). The results of the segments do not include the intra-group capital gains resulting from the transfer of towers to Telxius.
Revenues of Telxius in 2017 amounted to 730 million euros (645 million euros in 2016), of which 449 million euros correspond to inter-segment revenues (451 million euros in 2016). OIBDA of Telxius in 2017 amounted to 346 million euros (266 million euros in 2016). The capital expenditures of 2017 in Telxius amounted to 203 million euros (119 million euros in 2016).
In addition, in 2017 Telefónica Spain includes the companies Telefónica Studios and Telefónica Servicios Audiovisuales (which had been previously reported under “Other companies and eliminations”), and Telefónica Spain and Telefónica Hispanoamérica include the results of the data center business in Spain and Chile, respectively (which had been previously reported under “Other companies and eliminations”). As a consequence, the 2016 comparative segment results have also been revised accordingly.
These changes in the segments have had no impact on the consolidated results of the Group.
The Telxius subsidiaries currently holding the telecommunications towers did not exist in 2015 as such towers were part of the operating companies of the relevant countries. Thus, segment information could not be retrospectively revised for 2015. The segment reporting for 2016 is being presented under two different bases: (i) for purposes of the comparison against 2017, 2016 segment information has been revised so that the telecommunications towers are part of Telxius (since the dates on which the relevant assets were transferred to Telxius); and (ii) for purposes of the comparison against 2015, the telecommunications towers are integrated in each relevant segment.
The Group manages borrowing activities centrally. Also, Telefónica, S.A. is the head of the Telefónica tax group in Spain (see Note 17). Therefore, a significant part of the related assets and liabilities is included under “Other companies and eliminations” and the results of the segments are disclosed up to operating income. Revenue and expenses arising from intra-group invoicing for the use of the trademark and management services have been eliminated from the operating results of each Group segment. These adjustments have no impact on the Group’s consolidated results.
Segment reporting takes into account the impact of the purchase price allocation to the assets acquired and the liabilities assumed for the companies included in each segment. The assets and liabilities presented in each segment are those managed by the heads of each segment, irrespective of their legal structure.
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

The following table presents income and CapEx information (capital expenditures in intangible assets and property, plant and equipment, see Notes 6 and 8) regarding the Group’s operating segments:

2017
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispano- américa	Other companies and eliminations	Total Group
Revenues	12,653	6,540	7,296	12,019	12,552	948	52,008
External revenues	12,364	6,505	7,252	11,994	12,394	1,499	52,008
Inter-segment revenues	289	35	44	25	158	(551)	—
Other operating income and expenses	(7,701)	(4,901)	(5,475)	(7,828)	(9,014)	(902)	(35,821)
OIBDA	4,952	1,639	1,821	4,191	3,538	46	16,187
Depreciation and amortization	(1,688)	(1,047)	(1,954)	(2,228)	(2,191)	(288)	(9,396)
Operating income	3,264	592	(133)	1,963	1,347	(242)	6,791
Capital expenditures (CapEx)	1,683	827	951	2,225	2,678	333	8,697

2016 (revised)
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispano- américa	Other companies and eliminations	Total Group
Revenues	12,815	6,861	7,503	11,090	12,579	1,188	52,036
External revenues	12,512	6,821	7,460	11,060	12,337	1,846	52,036
Inter-segment revenues	303	40	43	30	242	(658)	—
Other operating income and expenses	(8,412)	(5,152)	(5,732)	(7,388)	(9,105)	(1,129)	(36,918)
OIBDA	4,403	1,709	1,771	3,702	3,474	59	15,118
Depreciation and amortization	(1,827)	(1,090)	(2,200)	(2,036)	(2,189)	(307)	(9,649)
Operating income	2,576	619	(429)	1,666	1,285	(248)	5,469
Capital expenditures (CapEx)	1,852	931	1,107	2,137	2,615	286	8,928

2016 (previous segmentation)
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispano- américa	Other companies and eliminations	Total Group
Revenues	12,713	6,861	7,503	11,097	12,579	1,283	52,036
External revenues	12,410	6,822	7,460	11,067	12,337	1,940	52,036
Inter-segment revenues	303	39	43	30	242	(657)	—
Other operating income and expenses	(8,246)	(5,152)	(5,709)	(7,383)	(9,102)	(1,326)	(36,918)
OIBDA	4,467	1,709	1,794	3,714	3,477	(43)	15,118
Depreciation and amortization	(1,830)	(1,090)	(2,211)	(2,038)	(2,190)	(290)	(9,649)
Operating income	2,637	619	(417)	1,676	1,287	(333)	5,469
Capital expenditures (CapEx)	1,847	931	1,108	2,138	2,613	291	8,928

2015
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispano- américa	Other companies and eliminations	Total Group
Revenues	12,402	7,837	7,888	11,060	14,387	1,342	54,916
External revenues	12,194	7,787	7,874	11,027	14,147	1,887	54,916
Inter-segment revenues	208	50	14	33	240	(545)	—
Other operating income and expenses	(10,066)	(5,908)	(6,030)	(7,487)	(10,031)	(2,165)	(41,687)
OIBDA	2,336	1,929	1,858	3,573	4,356	(823)	13,229
Depreciation and amortization	(1,898)	(1,196)	(2,128)	(1,916)	(2,241)	(325)	(9,704)
Operating income	438	733	(270)	1,657	2,115	(1,148)	3,525
Capital expenditures (CapEx)	1,827	883	2,230	2,105	3,060	356	10,461

The following table presents segment assets, liabilities and investments accounted for by the equity method:

2017
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispano- américa	Other companies and eliminations	Total Group
Investments accounted for by the equity method	2	7	—	2	1	65	77
Fixed assets	15,288	9,198	14,611	23,845	13,931	2,198	79,071
Total allocated assets	22,722	11,610	17,225	30,229	20,226	13,054	115,066
Total allocated liabilities	13,391	4,063	5,889	8,130	10,716	46,259	88,448

2016 (revised)
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispano- américa	Other companies and eliminations	Total Group
Investments accounted for by the equity method	1	6	—	2	1	66	76
Fixed assets	15,306	9,771	15,572	27,489	15,089	2,370	85,597
Total allocated assets	22,138	12,025	18,510	35,104	21,655	14,209	123,641
Total allocated liabilities	12,999	3,907	6,006	9,643	13,004	49,697	95,256

2016 (previous segmentation)
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispano- américa	Other companies and eliminations	Total Group
Investments accounted for by the equity method	1	6	—	2	1	66	76
Fixed assets	15,559	9,771	15,825	27,522	15,126	1,794	85,597
Total allocated assets	22,353	12,025	18,835	35,192	21,694	13,542	123,641
Total allocated liabilities	13,009	3,907	6,078	9,636	13,002	49,624	95,256

The composition of segment revenues, detailed by the main countries in which the Group operates, is as follows:

Millions of euros	2017				2016 (revised)				2016 (previous segmentation)				2015
Country	Fixed	Mobile	Other and elims.	Total	Fixed	Mobile	Other and elims.	Total	Fixed	Mobile	Other and elims.	Total	Fixed	Mobile	Other and elims.	Total
Spain (*)				12,653				12,815	9,795	4,149	(1,231)	12,713	9,359	4,337	(1,294)	12,402
United Kingdom (**)	—	6,216	324	6,540	—	6,572	289	6,861	—	6,861	—	6,861	—	7,837	—	7,837
Germany	862	6,415	19	7,296	981	6,498	24	7,503	981	6,498	24	7,503	1,043	6,832	13	7,888
Brazil	4,659	7,360	—	12,019	4,427	6,663	—	11,090	4,428	6,669	—	11,097	4,154	6,906	—	11,060
Hispano-américa	3,964	8,588	—	12,552	3,999	8,580	—	12,579	3,732	8,882	(35)	12,579	4,070	10,347	(30)	14,387
Argentina	1,216	2,279	—	3,495	1,133	1,867	—	3,000	1,133	1,867	—	3,000	1,376	2,539	—	3,915
Chile	926	1,259	—	2,185	926	1,237	—	2,163	925	1,238	—	2,163	928	1,292	—	2,220
Peru	1,092	1,226	—	2,318	1,126	1,373	—	2,499	1,126	1,373	—	2,499	1,200	1,566	—	2,766
Colombia	554	909	—	1,463	548	861	—	1,409	548	861	—	1,409	566	942	—	1,508
Mexico	—	1,336	—	1,336	—	1,410	—	1,410	—	1,410	—	1,410	—	1,783	—	1,783
Remaining operators and segment eliminations	176	1,579	—	1,755	266	1,832	—	2,098	—	2,133	(35)	2,098	—	2,225	(30)	2,195
Other and inter-segment eliminations	—	—	948	948	—	—	1,188	1,188	—	—	—	1,283	—	—	—	1,342
Total Group	—	—	—	52,008	—	—	—	52,036	—	—	—	52,036	—	—	—	54,916
Note: In the countries of the Telefónica Hispanoamérica segment with separate fixed and mobile operating companies, the intercompany revenues have not been considered.
(*) The detail of revenues for Telefónica Spain is shown in the table below.
(**) Telefónica United Kingdom mobile revenues include revenues from MVNOs since 1 January 2017, which were previously accounted as "others". Comparative figures for 2016 have been revised accordingly.

Given the convergence reached at Telefónica Spain due to the high penetration of the convergent offers in Telefónica Spain, the revenue breakdown by fixed and mobile is less relevant in this segment. For this reason, the following revenue breakdown is shown, which management believes is more meaningful.

Millions of euros
Telefónica Spain	2017	2016 (revised)
Mobile handset sale	379	497
Ex-Mobile handset sale	12,274	12,318
Consumer	6,602	6,536
Corporate	3,401	3,445
Others	2,271	2,337
Total	12,653	12,815

Note 5. Business combinations and acquisitions of non-controlling interests

Business combinations
2017
Acquisition by Coltel of control over Telebucaramanga, Metrotel and Optecom
On 30 September 2017, as part of the early termination agreement regarding the contract with PARAPAT (refer to Note 2), Colombia Telecomunicaciones, S.A. ESP (Coltel) acquired control of the Colombian companies Empresa de Telecomunicaciones de Telebucaramanga S.A. ESP (“Telebucaramanga”), operating in the city of Bucaramanga; Metropolitana de Telecomunicaciones S.A. ESP (“Metrotel”); and Operaciones Tecnológicas y Comerciales S.A.S. (“Optecom”), operating in the city of Barranquilla, for an overall price of 509,975 million Colombian pesos (approximately 147 million euros on the transaction date). These companies primarily provide fixed telephony, data, pay TV, installation and maintenance services.
As a result of assuming control over these companies, Coltel buttressed its position as the telecom leader in Colombia. The combination of infrastructures, product portfolio and commercial network will be useful for maximizing the penetration of products in mobile and fixed segments of both customer bases, and also increasing the volume of corporate and SME customers. Synergies can also be built to reduce operating expenses and lower investments in transmission networks, and the economy of scale can be harnessed regarding installation expenses and possibly duplicated infrastructure.
The following table summarizes the consideration, fair values of the assets and liabilities identified on acquisition and the generated goodwill:

Millions of euros
Consideration paid for the acquisition of control (1)	147
Fair value of the prior stake	41
Fair value of the minority stake	3
Consideration	191
Intangible assets	21
Customer relationships	20
Other intangible assets	1
Property, plant and equipment	113
Deferred tax assets	10
Other non-current assets	7
Cash and cash equivalents	13
Other current assets	22
Deferred tax liabilities	(10)
Other non-current liabilities	(99)
Current liabilities	(33)
Fair value of net assets	44
Goodwill (Note 7)	147
(1) Excluding the proportion assumed by the non-controlling shareholder and the cash and cash equivalents contributed by the companies at the moment of its inclusion in the consolidation scope, the impact in the consolidated cash flow amounted to 85 million euros (see Note 20).
As of the date when the present consolidated financial statements were drawn up, the process for allocating the purchase price is provisional. This analysis should conclude in the coming months, yet will not last longer than twelve months from the acquisition date stipulated in the standard.

2016
No significant business combinations were carried out in 2016.
2015
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

Millions of euros
Gross cash consideration (date of agreement)	4,663
Contingent consideration	102
Fair value of 12% of Telefónica Brasil transferred	2,476
Consideration transferred	7,241
Price adjustment for net debt and hedges	(2,168)
Intangible assets	835
Customer relationships	751
Other intangible assets	84
Property, plant and equipment	2,374
Deferred tax assets	182
Accounts receivable	282
Other assets	256
Cash and cash equivalents	116
Financial debt	(2,102)
Trade and other payables	(202)
Provisions	(208)
Other liabilities	(217)
Fair value of net assets	1,316
Goodwill	3,757
Acquisition of control of DTS
Once the relevant competence authorizations were obtained, on April 30, 2015 the acquisition by Telefónica of 56% of the share capital of Distribuidora de Televisión Digital, S.A. (DTS). The total consideration amounted to 725 million euros.
The table below sets out the total consideration, the fair values of the assets and liabilities identified at acquisition date, and the goodwill generated.

Millions of euros
Cash payment 56% stake	725
Fair value of the prior stake	739
Intangible assets	378
Customer relationships	362
Other intangible assets	16
Property, plant and equipment	91
Deferred tax assets	454
Trade and other receivables	137
Other assets	213
Financial debt	(350)
Trade and other payables	(367)
Other liabilities	(66)
Fair value of net assets	490
Goodwill	974
Transactions with non-controlling interests
2017
Share swap with KPN
In March 2017 Telefónica entered into a swap agreement with Koninklijke KPN NV (hereinafter, KPN) to deliver 72.0 million of its treasury shares (representing 1.43% of its share capital) in exchange for 178.5 million shares of its subsidiary Telefónica Deutschland Holding AG, representing 6.0% of the share capital of the latter (see Note 12). Thus, this transaction did not imply any cash movements.
The exchange ratio was determined based on the average of the volume weighted average price of the respective shares over the last five trading sessions. The impact in the consolidated statement of changes in equity was a decrease in net equity attributable to minority interests amounting to 671 million euros (Note 12.h), an increase in treasury shares amounting to 754 million euros and a decrease in retained earnings amounting to 83 million euros.
As a result of this agreement, Telefónica increased from 63.2% to 69.2% its shareholding in Telefonica Deutschland.
Sale of 24.8% and 15.2% of the total share capital of Telxius Telecom, S.A.
On February 20, 2017 Telefónica reached an agreement for the sale of up to 40% of the total share capital of Telxius Telecom, S.A. to KKR, for a total amount of 1,275 million euros (12.75 euros per share).
The aforementioned agreement included a purchase agreement for the sale of 62 million shares (representing 24.8% of the share capital) of Telxius Telecom, S.A. for a price of 790.5 million euros, as well as options over 38 million shares (representing 15.2% of the share capital) for a price of at least 484.5 million euros.
These options corresponded to a call option exercisable by KKR and to a put option exercisable by Telefónica upon maturity of the call option.
On October 24, 2017, after obtaining all the relevant regulatory approvals, Telefónica transferred 62 million shares of Telxius (representing 24.8% of its share capital) to KKR in exchange for 790.5 million euros (12.75 euros per share).
On November 13, 2017 KKR exercised the call option foreseen in the Agreement over 38 million shares of Telxius (representing 15.2% of its share capital) in exchange for 484.5 million euros (12.75 euros per share).
Following the closing of this sale of 15.2% of the share capital of Telxius, in December 2017, together with 24.8% of the share capital acquired on October 24, 2017, KKR had acquired 40% of the share capital of Telxius in exchange for an aggregate amount of 1,275 million euros (see Note 20).
These transactions had no impact on the consolidated results of the Telefónica Group as it consisted of the sale of minority interests, with Telefónica retaining control over Telxius. The impact in the consolidated statement of changes in equity was an increase in net equity attributable to minority interests amounting to 690 million euros (Note12.h), an increase in retained earnings amounting to 570 million euros, and a decrease in translation differences of 9 million euros.
2016
No significant transactions with non-controlling interests were carried out in 2016.
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
After the acquisition of the 4.5% stake of Telefônica Brasil, S.A. from Vivendi, S.A., the stake of the Telefónica Group increased to 70.13% (70.22% considering Telefônica Brasil, S.A. treasury shares).
Agreement with Vivendi for the exchange of shares of Telefônica Brasil for treasury shares of Telefónica, S.A.
In September 2015, after the regulatory approval from CADE, Telefónica delivered to Vivendi 46.0 million of its treasury shares representing 0.95% of its share capital with an effect on treasury shares and in retained earnings in the amount of 555 million euros and 69 million euros, respectively (see Note 12), in exchange for 58.4 million preferred shares of Telefônica Brasil, S.A, (received by Vivendi, S.A. in the context of the acquisition of GVT Participaçoes, S.A.) representing approximately 3.5% of the share capital of Telefônica Brasil, S.A.
After the acquisition the stake of Telefónica Group increased to 73.6%.

.

Note 6. Intangible assets
The composition of and movements in net intangible assets in 2017 and 2016 are as follows:

2017
Millions of euros	Balance at 12/31/2016	Additions	Amortization	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Inclusion of companies	Balance at 12/31/2017
Service concession arrangements and licenses	11,594	493	(1,234)	—	852	(920)	—	10,785
Software	2,892	640	(1,441)	—	1,109	(216)	3	2,987
Customer base	3,435	—	(639)	—	1	(87)	21	2,731
Trademarks	912	—	(74)	—	—	(58)	—	780
Other intangible assets	127	18	(55)	2	(5)	(4)	3	86
Intangible assets in process	1,558	667	—	—	(1,559)	(30)	—	636
Total intangible assets	20,518	1,818	(3,443)	2	398	(1,315)	27	18,005

2016
Millions of euros	Balance at 12/31/15	Additions	Amortization	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Inclusion of companies	Balance at 12/31/2016
Service concession arrangements and licenses	11,881	340	(1,230)	(15)	(2)	620	—	11,594
Software	2,722	836	(1,686)	(16)	866	170	—	2,892
Customer base	3,932	—	(632)	—	—	135	—	3,435
Trademarks	978	1	(87)	—	—	20	—	912
Other intangible assets	147	32	(63)	1	7	2	1	127
Intangible assets in process	1,489	471	—	2	(390)	(14)	—	1,558
Total intangible assets	21,149	1,680	(3,698)	(28)	481	933	1	20,518

The gross cost, accumulated amortization and impairment losses of intangible assets at December 31, 2017 and 2016 are as follows:

Balance at 12/31/2017
Millions of euros	Gross cost	Accumulated amortization	Impairment losses	Intangible assets
Service concession arrangements and licenses	21,333	(10,548)	—	10,785
Software	16,407	(13,420)	—	2,987
Customer base	6,931	(4,200)	—	2,731
Trademarks	1,909	(1,129)	—	780
Other intangible assets	1,081	(993)	(2)	86
Intangible assets in process	636	—	—	636
Intangible assets	48,297	(30,290)	(2)	18,005

Balance at 12/31/2016
Millions of euros	Gross cost	Accumulated amortization	Impairment losses	Intangible assets
Service concession arrangements and licenses	21,843	(10,249)	—	11,594
Software	16,361	(13,466)	(3)	2,892
Customer base	7,253	(3,818)	—	3,435
Trademarks	2,017	(1,105)	—	912
Other intangible assets	1,135	(1,003)	(5)	127
Intangible assets in process	1,558	—	—	1,558
Intangible assets	50,167	(29,641)	(8)	20,518

Colombia Telecomunicaciones (Coltel), 67.5% of which is owned by Telefónica and 32.5% of which is owned by the Goverment of the Colombian Nation, availed itself to the general authorization regime on November 28, 2013, applying for the renewal of the spectrum licenses. The Colombian Ministry of Information Technologies and Communication (MinTIC) issued a resolution in March 2014 to renew 850 MHz / 1,900 MHz licenses for 10 additional years. During the settlement of the concession contract, the reversion of certain assets involved in the provisions of mobile voice services (different from radio frequencies) and their scope were discussed. Discussions on the matter concluded in February 2016 without reaching an agreement and the MinTIC convened the Arbitral Tribunal, in accordance with the concession contract (see Appendix VI).
On July 25, 2017, Coltel and another telecom operator were notified of the arbitration award issued in the arbitration proceedings initiated by the MinTIC. The arbitration award was not favorable to the co-defendants and as a consequence the shareholders' meeting of Coltel approved a capital increase for an aggregate amount of 1,651,012 million Colombian pesos (approximately 470 million euros) to pay the entire amount set forth in the arbitration award (see Note 2). Both ColTel and Telefónica have initiated legal actions (see Appendix VI). The payment of the sum awarded was recognized as an additional cost of the license since this cost was mandatory and unavoidable in order to continue using the license.
During 2017, the investment effort also reflects the renewal of spectrum of 25 MHz in 850 MHz band by Telefónica El Salvador for 15 million euros and the spectrum swap (AWS by 1,900 MHz) in the Region 8 by Telefónica México for 4 million euros.
“Additions” of intangible assets in progress in 2017 includes the acquisition of 2x5 MHz blocks in the 700 MHz band by Telefónica Uruguay for 23 million euros (added to 4 million euros included in additions of service concession arrangements and licenses) and the acquisition of spectrum in the band of 1,800 MHz by Telefónica Costa Rica for 21 million euros.
Outstanding among “Additions” of service concession arrangements and licenses in 2016 was the acquisition of an LTE block of 2x15 MHz in the 700 MHz band by Telefónica Peru for 284 million euros. The acquired frequency was immediate availability and allowed enhancing LTE coverage and capacity across the country.
During 2016, the investment effort also reflected the acquisition of 7 LTE Regional blocks of 2x10 MHz in the 2.5 GHz band by Telefónica Brazil for 48 million euros.
“Inclusion of companies” in 2017 mainly corresponds to Coltel acquiring control over the companies Telebucaramanga, Metrotel and Optecom (see Note 5).
Details of the principal concessions and licenses with which the Group operates are provided in Appendix VI.
The impact of the monetary adjustments due to hyperinflation in Venezuela is included under “Translation differences and hyperinflation adjustments”.

Note 7. Goodwill

The movement in this heading assigned to each Group segment was the following:

2017
Millions of euros	Balance at 12/31/16	Acquisitions	Write-offs	Translation differences and other	Balance at 12/31/17
Telefónica Spain	4,306	—	—	4	4,310
Telefónica Brazil	11,565	—	—	(1,508)	10,057
Telefónica Germany	4,787	28	—	—	4,815
Telefónica United Kingdom	4,824	—	—	(176)	4,648
Telefónica Hispanoamérica	3,040	147	—	(262)	2,925
Others	164	—	—	(78)	86
Total	28,686	175	—	(2,020)	26,841

2016
Millions of euros	Balance at 12/31/15	Acquisitions	Write-offs	Translation differences and other	Balance at 12/31/16
Telefónica Spain	4,306	—	—	—	4,306
Telefónica Brazil	9,345	—	—	2,220	11,565
Telefónica Germany	4,787	—	—	—	4,787
Telefónica United Kingdom	5,621	—	—	(797)	4,824
Telefónica Hispanoamérica	3,187	—	(215)	68	3,040
Others	149	26	(13)	2	164
Total	27,395	26	(228)	1,493	28,686

Additions of Telefónica Hispanoamérica in 2017 relate to the acquisition of control by Coltel of the companies Empresa de Telecomunicaciones de Telebucaramanga S.A. ESP, Metropolitana de Telecomunicaciones S.A. ESP and Operaciones Tecnológicas y Comerciales S.A.S. (see Note 5). Additions of Telefónica Germany relate to Minodes GmbH and Co-Trade GmbH (see Appendix I).
Additions in 2016 related to the acquisitions of Nova Casiopea and Saluspot (see Appendix I).
In 2016, after analyzing the business plan approved in October 2016 by the Board of Directors of Telefónica, S.A., and as a result of applying the inflation index to its assets, an impairment loss of 124 million euros was recognized on the total goodwill assigned to Telefónica Venezuela, with a balancing entry in “Other expenses” (see Note 18). Likewise, an impairment loss of 91 million euros was also recognized in relation to the goodwill of Telefónica Móviles México, with a balancing entry in “Other expenses” (see Note 18).
A write-off of 13 million euros was recognized in 2016 in relation to the sale of Televisión Federal, S.A. (see Note 18).
In order to test for impairment, goodwill has been allocated to the different cash-generating units (CGUs), which are grouped into the following reportable operating segments:

	12/31/2017	12/31/2016
Telefónica Spain	4,310	4,306
Telefónica Brazil	10,057	11,565
Telefónica Germany	4,815	4,787
Telefónica United Kingdom	4,648	4,824
Telefónica Hispanoamérica	2,925	3,040
Chile	978	1,022
Peru	739	813
Mexico	339	368
Argentina	161	217
Others Telefónica Hispanoamérica	708	620
Others	86	164
TOTAL	26,841	28,686

Goodwill is tested for impairment at the end of the year using the strategic plans of the various cash-generating units to which the goodwill is assigned, approved by the Board of Directors. The strategic plans cover a period of four years, including the closing year. Therefore, in order to complete the five years of cash flows after the closing year, as a general rule an additional two-year normalization period is added to the strategic plan based on the operating variables until the terminal parameters are reached; the consensus of analysts' forecasts is used as a reference. For specific cases in which the normalization period does not properly reflect the expected behavior of the business, locally drawn up strategic plans will be used to cover the five-year period of cash flows.
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
OIBDA margin and long-term Capital Expenditure (CapEx) ratio
The values obtained, described in the previous paragraphs, are compared with the available data on competitors in the geographic markets where Telefónica Group operates. With regard to Europe, the long-term OIBDA margin for operations in Spain is 39% whilst in Germany (27%) and the United Kingdom (24%), it is below this figure. The long-

term OIBDA margin is therefore in line with analysts' forecasts over a three year horizon, with Spain estimated at 41%, Germany at 28% and the United Kingdom at 25%.
Regarding the ratio of CapEx over revenues, over the term of the strategic plan, the Group’s European operators invest at a percentage of revenue aligned with the range for peers in the region. However, the valuations performed for the impairment tests for Spain, Germany and United Kingdom take into account the opinions of Telefónica Group’s analysts for Spain and United Kingdom, and Telefónica Deutschland’s analysts for Germany with regard to investment needs (around 13% for the three countries).
The OIBDA margin for Brazil is in line with the average of analysts' long-term forecasts for peers, at approximately 37%. Over the term of the strategic plan, the operator will invest a percentage in line with the investment needs identified by analysts (17%).
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

•
Equity Risk Premium (ERP), which measures the additional risk required for equity assets with a return greater than risk-free assets, is determined using a combination of historical approaches (ex post), backed by external publications and studies of various past returns, and prospective approaches (ex ante), based on market publications, taking into account the medium- and long-term profit expectations based on the degree of maturity and development of each country.

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

The main underlying data used in these calculations are obtained from independent and renowned public external information sources.
The after-tax discount rates applied to the cash flow projections in 2017 and 2016 for the main CGUs are as follows:

Discount rate in local currency	2017	2016
Spain	5.9%	6.2%
Brazil	10.9%	11.3%
United Kingdom	6.3%	7.1%
Germany	4.7%	5.7%
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
The perpetuity growth rates applied to the cash flow projections in 2017 and 2016 for the main CGUs are as follows:

Perpetuity growth rate in local currency	2017	2016
Spain	0.8%	0.8%
Brazil	4.5%	5.0%
United Kingdom	0.8%	0.8%
Germany	1.0%	1.0%
There were no significant changes in the perpetuity growth rates for 2017 compared to those used in 2016, except for Brazil, which decreased 50 basic points. Europe remains around 1%.
In the case of Brazil, the perpetuity growth rate is in line with the Brazilian Central Bank’s medium-term inflation target (4%, within a range of ±1.5 p.p.) and is aligned with the analyst consensus for the Strategic Plan horizon (around 4.5%) and below the forecast nominal GDP growth rate (which oscillates around 7.5%). A conservative outlook has been maintained, in line with analysts’ expectations.
Sensitivity to changes in assumptions
The Group carries out a sensitivity analysis of the impairment test by considering reasonable changes in the main assumptions used in such test. For the main CGU the following maximum increases or decreases, expressed in percentage points (p.p.), were assumed:

Changes in key assumptions, In percentage points (p.p.)	Spain	United Kingdom Germany	Brazil
Financial variables
Discount rate	+/- 0.5	+/- 0.5	+/- 1
Perpetuity growth rates	+/- 0.25	+/- 0.25	+/- 0.5
Operating variables
OIBDA Margin	+/- 2	+/- 1.5	+/- 2
Ratio of CapEx/Revenues	+/- 1	+/- 0.75	+/- 1
The sensitivity analysis revealed that at December 31, 2017 there is a comfortable gap between the recoverable value and the carrying amount for the main CGU.

For Telefónica Móviles México, the local economy has shown strength in an externally complicated context primarily caused by the growing interest rates in the USA and the uncertainty surrounding NAFTA renegotiations. Reforms implemented in recent years have proven to be crucial for enabling different industries to compete by addressing some inefficiencies in the public sector, education system and labor market. The 2017 economic growth forecasts have been trending upward, particularly in light of private consumption, which, despite increased inflation, has been growing at an annual rate of approximately 3%, driven by the labor market with unemployment at its lowest since 2006. Moreover, this growth has enabled a reduction in the fiscal deficit with a primary surplus in pre-crisis conditions. This situation has been reflected in the financial markets and the ratings of the leading rating agencies. Starting with the financial markets, the country risk has fallen nearly 50 basis points on average versus the previous year and the Mexican peso has been less volatile throughout 2017. Regarding the rating agencies, both Fitch and S&P raised their outlook for Mexico to stable during the past year. In contrast to the improvements in the economic environment, the telecommunications market and, in particular, mobile telephony continue to display significant asymmetry between the dominant operator and all other competitors, which continues to enjoy a market share of above 65% in telephony and mobile broadband (measured in number of active lines), despite the reform in the sector initiated by the government, boosting increased competition and entry of new operators.

In this context, the impairment test conducted at year-end revealed no impairment losses of the goodwill assigned to Telefónica Móviles México. The sensitivity analysis revealed that a Weighted Average Cost of Capital (WACC) increase of 50 basis points (9.55% to 10.05%) and a smaller terminal growth rate that shrunk by the same amount, could generate a negative impact on goodwill by impairment of approximately 65 million euros. An independent deterioration of one of these two variables would have no impact on the goodwill's carrying value. In turn, a 1.5 percentage point (p.p.) drop in the OIBDA margin and a 0.75 p.p. increase in the investment/sales ratio would not have any impact on the goodwill's carrying value either.

Note 8. Property, plant and equipment
The composition of and movement in the items comprising net “Property, plant and equipment” in 2017 and 2016 were the following:

2017
Millions of euros	Balance at 12/31/16	Additions	Depreciation	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Inclusion of companies	Balance at 12/31/17
Land and buildings	4,858	64	(391)	(14)	139	(293)	20	4,383
Plant and machinery	26,770	2,096	(5,062)	4	3,455	(2,039)	73	25,297
Furniture, tools and other items	1,426	223	(500)	(4)	230	(117)	9	1,267
PP&E in progress	3,339	4,496	—	(8)	(4,237)	(323)	11	3,278
Total PP&E	36,393	6,879	(5,953)	(22)	(413)	(2,772)	113	34,225

2016
Millions of euros	Balance at 12/31/15	Additions	Depreciation	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Exclusion of companies	Balance at 12/31/16
Land and buildings	4,851	59	(386)	(36)	198	173	(1)	4,858
Plant and machinery	24,682	1,325	(5,034)	(22)	4,464	1,369	(14)	26,770
Furniture, tools and other items	1,412	190	(531)	(19)	344	30	—	1,426
PP&E in progress	2,965	5,674	—	(12)	(5,365)	89	(12)	3,339
Total PP&E	33,910	7,248	(5,951)	(89)	(359)	1,661	(27)	36,393
The gross cost, accumulated depreciation and impairment losses of property, plant and equipment at December 31, 2017 and 2016 are as follows:

Balance at December 31, 2017
Millions of euros	Gross cost	Accumulated depreciation	Impairment losses	PP&E
Land and buildings	11,344	(6,958)	(3)	4,383
Plant and machinery	96,335	(70,969)	(69)	25,297
Furniture, tools and other items	6,900	(5,624)	(9)	1,267
PP&E in progress	3,289	—	(11)	3,278
Total PP&E	117,868	(83,551)	(92)	34,225

Balance at December 31, 2016
Millions of euros	Gross cost	Accumulated depreciation	Impairment losses	PP&E
Land and buildings	11,930	(7,069)	(3)	4,858
Plant and machinery	99,945	(73,021)	(154)	26,770
Furniture, tools and other items	7,288	(5,852)	(10)	1,426
PP&E in progress	3,350	—	(11)	3,339
Total PP&E	122,513	(85,942)	(178)	36,393

Investment by Telefónica Spain in property plant and equipment in 2017 and 2016 amounted to 1,451 and 1,615 million euros, respectively. Rapid fiber optic roll out, exceeding 19 million premises passed by year-end 2017, together with investments in LTE network, with 97% population coverage, and transport network modernization.
Investment by Telefónica United Kingdom in property plant and equipment in 2017 and 2016 amounted to 727 and 775 million euros, respectively. The investment has been focused on increasing LTE coverage, achieving 99% population coverage by year-end 2017, and also pursuing the improvement of network capacity and quality of customer experience.
Investment by Telefónica Germany in property plant and equipment in 2017 and 2016 amounted to 675 and 742 million euros, respectively. The company is focused on network integration which are allowing to enhance customer experience and to capture integration synergies, further LTE network rollout achieving a coverage of 82% by year-end 2017.
Investment by Telefónica Brazil in property plant and equipment in 2017 and 2016 amounted to 1,842 and 1,782 million  euros, respectively. The investment was mainly dedicated to extending the coverage and capacity of 4G and 3G mobile networks, the deployment and connection of fiber network in the fixed business as well as network integration and simplification of processes and systems.
Investment by Telefónica Hispanoamérica in property plant and equipment in 2017 and 2016 amounted to 1,926 and 2,164 million euros, respectively. This investment has been mainly focused on improving the coverage and capacity of 4G and 3G networks, the roll out of ultra-broadband fixed capabilities (fiber / HFC) and the simplification and digitalization of processes and systems.
“Inclusion of companies” in 2017 mainly corresponds to Coltel acquiring control over the companies Telebucaramanga, Metrotel and Optecom (see Note 5).
The impact of the monetary adjustments due to hyperinflation in Venezuela is included under “Translation differences and hyperinflation adjustments”.
Telefónica Group companies have purchased insurance policies to reasonably cover the possible risks to which their property, plant and equipment used in operations are subject, with suitable limits and coverage. In addition, as part of its commercial activities and network deployment, the Group maintains several property acquisition commitments. The timing of scheduled payments in this regard is disclosed in Note 18.
Property, plant and equipment deriving from finance leases amounted to 254 million euros at December 31, 2017 (476 million euros at December 31, 2016). The most significant finance leases are disclosed in Note 22.

Note 9. Associates and joint ventures

The breakdown of items related to associates and joint ventures recognized in the consolidated statements of financial position and income statements is as follows:

Millions of euros	12/31/2017	12/31/2016
Investments accounted for by the equity method	77	76
Loans to associates and joint ventures	16	16
Receivables from associates and joint ventures for current operations (Note 11)	32	28
Financial debt, associates and joint ventures	10	9
Payables to associates and joint ventures (Note 14)	491	497

Millions of euros	2017	2016	2015
Share of income (loss) of investments accounted for by the equity method	5	(5)	(10)
Revenue from operations with associates and joint ventures	218	213	217
Expenses from operations with associates and joint ventures	20	32	85
Financial expenses with associates and joint ventures	—	2	17

The detail of the movement in investments in associates in 2017 and 2016 was the following:

Investments accounted for by the equity method	Millions of euros
Balance at 12/31/15	80
Additions	17
Translation differences and other comprehensive income	2
Income (loss)	(5)
Dividends	(13)
Transfers and other	(5)
Balance at 12/31/16	76
Additions	8
Translation differences and other comprehensive income	(1)
Income (loss)	5
Dividends	(11)
Balance at 12/31/17	77

Additions in 2016 included 7 million euros related to The Smart Steps Data Technology Company (see Note 10).

Note 10. Related parties
Significant shareholders
The significant shareholders of the Company are Blackrock, Inc., Bilbao Vizcaya Argentaria, S.A. (BBVA) and Caja de Ahorros y Pensiones de Barcelona (“la Caixa”) with stakes in Telefónica, S.A. of 6.63%, 5.17% and 5.01%, respectively.
During 2017 and 2016 the Group did not carry out any significant transactions with Blackrock, Inc., other than the dividends paid corresponding to its stake.
A summary of significant transactions between the Telefónica Group and the companies of BBVA and those of la Caixa, carried out at market prices, is as follows:

Millions of euros
2017	BBVA	La Caixa
Finance costs	35	5
Receipt of services	2	9
Purchase of goods	—	56
Other expenses	7	—
Total costs	44	70
Finance income	28	—
Contracts of management	1	—
Dividends received(1)	11	N/A
Services rendered	38	71
Sale of goods	4	43
Other income	—	—
Total revenue	82	114
Finance arrangements: loans and capital contributions (borrower)	1,038	292
Finance arrangements: loans and capital contributions (lender)	—	14
Guarantees	222	51
Commitments	—	85
Finance arrangements: loans and capital contributions (lessee)	1,209	414
Dividends paid	128	104
Factoring operations	—	250
(1) At December 31, 2017, Telefónica holds a 0.66% stake (0.67% at December 31, 2016) in the share capital of Banco Bilbao Vizcaya Argentaria, S.A. (see Note 13.1).

In addition, the nominal value of outstanding derivatives held with BBVA and la Caixa in 2017 amounted to 21,749 and 404 million euros, respectively (18,047 million euros held with BBVA and 392 million euros held with la Caixa in 2016). As explained in Derivatives policy in Note 16, this figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying. The net fair value of these same derivatives in the statement of financial position is 390 and -28 million euros, respectively, at December 31, 2017 (988 and -35 million euros, respectively, at December 31, 2016). Additionally, at December 31, 2017 there were collateral guarantees on derivatives with BBVA amounting to 286 million euros (240 million euros at December 31, 2016).

Millions of euros
2016	BBVA	La Caixa
Finance costs	36	2
Receipt of services	5	4
Purchase of goods	—	65
Other expenses	1	—
Total costs	42	71
Finance income	22	—
Contracts of management	1	—
Dividends received	15	N/A
Services rendered	40	66
Sale of goods	3	42
Other income	11	—
Total revenue	92	108
Finance arrangements: loans and capital contributions (borrower)	396	45
Finance arrangements: loans and capital contributions (lender)	—	10
Guarantees	314	50
Commitments	—	84
Finance arrangements: loans and capital contributions (lessee)	244	203
Dividends	243	185
Factoring operations	533	250

Other related parties
The most significant balances and transactions with associates and joint ventures are detailed in Note 9.
During the financial year to which these accompanying consolidated financial statements refer, the Directors and senior executives did not perform any transactions with Telefónica, S.A. or any Telefónica Group company other than those in the Group’s normal trading activity and business. Compensation and other benefits paid to members of the Board of Directors and senior executives are detailed in Note 21.f and Appendix II.
Telefónica contracted a civil liability insurance scheme (D&O) for Directors, managers and staff with similar functions in the Telefónica Group, with standard conditions in these type of insurance and a premium attributable to 2017 of 1,943,007 euros (2,088,500 euros in 2016). This scheme provides coverage for Telefónica, S.A. and its subsidiaries, in certain cases.
Certain Telefónica Group subsidiaries performed in 2017 transactions with Global Dominion Access Group, related to the Group´s ordinary course of business (mainly in Telefónica de España amounting to 23 million euros). Furthermore, certain Telefónica Group subsidiaries performed in 2016 transactions with the Inditex Group, related to the Group's ordinary course of business, concerning telecommunications and related services, amounting to 36 million euros. In 2017 the aforementioned company is not related parties anymore.
A representative from Telefónica remains on China Unicom’s board of directors, and vice versa (see Note 13.1). In addition, Telefónica maintains an industrial alliance with this company. In 2015 a joint venture with China Unicom was incorporated, for the development of Big Data services in China using “Smart Steps” technology, developed by Telefónica. Telefónica’s stake in this company is 45% through Telefónica Digital España, S.L.; China Unicom Broadband Online Limited Corp. owns the remaining 55% stake. In 2016, Telefónica paid 7 million euros for its shareholding in the company (see Note 9). The company is commercially operational and obtained a turnover in 2017 equivalent to 8 million euros.

Note 11. Trade and other receivables
The breakdown of this consolidated statement of financial position heading at December 31, 2017 and 2016 is as follows:

Millions of euros	12/31/2017	12/31/2016
Trade receivables billed	7,876	8,620
Trade receivables unbilled	3,015	3,003
Impairment of trade receivables	(2,563)	(2,795)
Receivables from associates and joint ventures (Note 9)	32	28
Other receivables	367	418
Short-term prepayments	1,366	1,401
Total	10,093	10,675
Public-sector net trade receivables at December 31, 2017 and 2016 amounted to 346 million euros and 331 million euros, respectively.
The movement in impairment of trade receivables in 2017 and 2016 is as follows:

Millions of euros
Impairment provision at December 31, 2015	2,787
Allowances	915
Amounts applied	(1,044)
Translation differences and other	137
Impairment provision at December 31, 2016	2,795
Allowances	998
Inclusion of companies	14
Amounts applied	(1,019)
Translation differences and other	(225)
Impairment provision at December 31, 2017	2,563
The balance of trade receivables billed and receivables from associates and joint ventures net of impairment losses at December 31, 2017 amounted to 5,345 million euros (5,853 million euros at December 31, 2016), of which 3,312 million euros were not yet due (3,672 million euros at December 31, 2016).
Net balance of trade receivables billed of 197 million euros and 260 million euros are over 360 days due at December 31, 2017 and 2016, respectively.

Note 12. Equity
a) Share capital and share premium
2017
On September 20, 2017, the public deed evidencing the conversion of bonds, share capital increase and amortization of bonds was registered, on which were issued 154,326,696 new ordinary shares, of a nominal value of 1 euro each, within the framework of the conversion of the bonds mandatorily convertible into shares of Telefónica, S.A. that were issued by its wholly owned subsidiary, Telefónica Participaciones, S.A.U. on September 24, 2014, guaranteed by Telefónica, S.A. As a result of the aforementioned conversion and the referred capital increase, the share capital of Telefónica, S.A. was set at 5,192,131,686 euros, divided into 5,192,131,686 ordinary shares of the same class and series, with a nominal value of 1 euro each of them.
At December 31, 2017, Telefónica, S.A.´s share capital amounted to 5,192,131,686 euros and consisted of 5,192,131,686 fully paid ordinary shares of a single series, par value of 1 euro, all recorded by the book-entry system and traded on the Spanish electronic trading system (“Continuous Market”), where they form part of the “Ibex 35” Index, on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and listed on the London and Buenos Aires Stock Exchanges, and on the New York and Lima Stock Exchanges, through American Depositary Shares (‘ADSs’).
2016
On October 11, 2016, the deed of a share capital decrease was registered, cancelling 74,627,988 of own shares, reducing the company´s share capital by 74,627,988 euros.
On December 7, 2016, the deed of a share capital increase of 137,233,781 euros was executed, during which 137,233,781 ordinary shares with a par value of 1 euro each were issued, with a charge to reserves; as part of the scrip dividend shareholder remuneration deal. Share capital amounts to 5,037,804,990 euros subsequent to this increase.
At December 31, 2016, Telefónica, S.A.´s share capital amounted to 5,037,804,990 euros and consisted of 5,037,804,990 fully paid ordinary shares of a single series, par value of 1 euro.
Authorizations by Shareholders’ Meeting

With respect to authorizations given regarding share capital, on June 12, 2015, authorization was given at the Annual Shareholders’ Meeting of Telefónica, S.A. for the Board of Directors, at its discretion and in accordance with the Company’s needs, to increase the Company’s capital, once or several times, within a maximum period of five years from that date, up to a maximum nominal increase of 2,469,208,757 euros, equivalent to half of Telefónica, S.A.’s share capital at that date, by issuing and placing new shares, with or without a share premium, and, in all cases, in exchange for cash, expressly considering the possibility that the new shares may not be fully subscribed. The Board of Directors was also empowered to exclude, partially or fully, pre-emptive subscription rights under the terms of article 506 of the Spanish Enterprises Act. However, the power to exclude preemptive rights is limited to 20% of the Company’s share capital on the date of adoption of this resolution.Pursuant to the aforementioned authorizations, as of December 2017, the Board of Directors is empowered to increase the share capital up to the maximum nominal amount of 2,469,208,757 euros.
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

In addition, at the June 9, 2017 Shareholders’ Meeting of Telefónica, S.A., authorization was given for the Board of Directors to issue debentures, bonds, promissory notes and other fixed-income securities and hybrid instruments, including preferred shares, in all cases be they simple, exchangeable, and/or convertible and/or granting the holders thereof a share in the earnings of the company, as well as warrants, with the power to exclude the pre-emptive rights of shareholders. The issuance of the aforementioned securities may be issued at one or several times, at any time, within a maximum period of five years from that date. These securities may be in the form of debentures, bonds, promissory notes or any other kind of fixed-income security, or debt instruments of similar category or hybrid instruments whatever may be the forms admitted in law (including, among others, preferred shares), plain or, in the case of debentures, bonds and hybrid instruments convertible into shares of the Company and/or exchangeable for shares of any of the Group companies, or any other company and/or giving the holders thereof a share in the earnings of the Company. This delegation also includes warrants or other similar securities that might give the right to directly or indirectly subscribe or acquire shares, whether newly issued or outstanding, and which may be paid for by physical delivery or by offset. The aggregated amount of the issuance(s) of securities approved under this delegation of powers may not exceed, at any given time, the sum of 25,000 million euros or the equivalent in another currency. For promissory notes, the outstanding balance of promissory notes issued under this authorization will be calculated for purposes of the aforementioned limit. Also for purposes of the foregoing limit, in the case of warrants, the sum of the premiums and exercise prices of the warrants for each issuance that is approved under this delegation shall be taken into account.
b) Dividends
Dividends distribution in 2017
Approval was given at the General Shareholders Meeting of June 9, 2017 to pay a gross dividend of 0.40 for each company share issued, in circulation and carrying entitlement to this distribution against unrestricted reserves, payable in two tranches. The first payment of a gross amount of 0.20 in cash per share was made on June 16, 2017 amounting to 994 million euros and the second payment of a gross amount of 0.20 in cash per share was made on December 14, 2017 amounting to 1,025 million euros.
Dividends distribution in 2016 and capital increase
Approval was given at the Shareholder´s Meeting of Telefónica S.A. of May 12, 2016 to pay a dividend with a charge to unrestricted reserves of a fixed gross 0.40 euros per outstanding share carrying dividend rights. The dividend was paid in full on May 19, 2016, and the total amount paid was 1,906 million euros.
On November 11, 2016 the Executive Commission of Telefónica, S.A.’s Board of Directors approved to pay a scrip dividend amounting to approximately 0.35 euros per share consisting of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, and a subsequent capital increase with a charge to reserves by such amount as may be determined pursuant to the terms and conditions of the resolution, by means of the issue of new ordinary shares having a par value of one euro, to fulfill said allotments. The payment was made on December 7, 2016, with and impact in equity amounting to 500 million euros.
Additionally, the shareholders of 70.01% of the free-of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. Thus, the final number of shares issued in the capital increase was 137,233,781 shares with a nominal value of 1 euro each.
Proposed distribution of profit attributable to equity holders of the parent
Telefónica, S.A. generated 554 million euros of profit in 2017.
The Company’s Board of Directors will submit the following proposed distribution of 2017 profit for approval at the Shareholders’ Meeting:

Millions of euros
Legal reserve	51
Other reserves	503
Total	554

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
c) Other equity instruments
Undated deeply subordinated securities
The undated deeply subordinated securities have been issued by Telefónica Europe, B.V. unless specified otherwise.
The characteristic of the undated deeply subordinated securities are the following (millions of euros):

Issue date	Annual Fix	Variable	Exercisable from issuer	2017	2016	2015
12/07/17	2.625%	from 06/07/23 rate SWAP + spread incremental	2023	1,000	—	—
09/15/16	3.750%	from 03/15/22 rate SWAP + spread incremental	2022	1,000	1,000	—
03/30/15(*)	8.50%	from 03/30/20 rate SWAP + spread incremental	2020	452	452	452
12/04/14	4.20%	from 12/04/19 rate SWAP + spread incremental	2019	850	850	850
03/25/14	5%	from 03/25/20 rate SWAP + spread incremental	2020	750	750	750
	5.875%	from 03/25/24 rate SWAP + spread incremental	2024	1,000	1,000	1,000
11/26/13	6.75%	from 11/26/20 rate SWAP + spread incremental	2020	716	716	716
09/18/13	6.5%	from 09/18/18 rate SWAP + spread incremental	2018	1,125	1,125	1,125
	7.625%	from 09/18/21 rate SWAP + spread incremental	2021	625	625	625
				7,518	6,518	5,518
(*) Issued by Colombia Telecomunicaciones, S.A. ESP (500 million US dollars)
In all issuances of undated deeply subordinated securities, the issuer has an option to defer the payment of coupons; holders of these securities cannot call for payment.
As the repayment of principal and the payment of coupons depend solely on Telefónica’s decision, these undated deeply subordinated securities are equity instruments and are presented under “Other equity instruments” in the accompanying consolidated statement of changes in equity.
On December 7, 2017, Telefónica Europe, B.V. issued undated deeply subordinated guaranteed fixed rate reset securities, with the subordinated guarantee of Telefónica, S.A., in an aggregate principal amount of 1,000 million euros and subject to a call option exercisable starting on the fifth anniversary and a half from the issuance date. The Securities will accrue interest at a rate of 2.625% annually as from (and including) the issue date up to June 7, 2023. From (and including) June 7, 2023, the Securities will accrue a fixed rate of interest equal to the applicable 5.5 Swap Rate plus a margin of: (i) 2.327% per year as from June 7, 2023 up to (but excluding) June 7, 2028; (ii) 2.577% per year as from June 7, 2028 up to (but excluding) June 7, 2043; and (iii) 3.327% per year as from (and including) June 7, 2043.
In 2017, the payment of the coupons related to the undated deeply subordinated in an aggregate amount, net of tax effects, of 263 million euros (255 million and 247 million euros in 2016 and 2015, respectively), was recorded as “Retained earnings” in the consolidated statements of changes in equity.
Notes mandatorily convertible into shares of Telefónica, S.A.
On September 24, 2014, Telefónica Participaciones, S.A.U., issued 1,500 million euros of notes mandatorily convertible into new and/or existing shares of Telefónica, S.A. at a nominal fixed interest rate of 4.9%, due on September 25, 2017, guaranteed by Telefónica, S.A. At maturity of the notes Telefónica, S.A. on behalf of Telefónica Participaciones, S.A.U. delivered a total of 154,341,669 shares of Telefónica S.A. at a conversion price of 9.7174 euros per share (minimum conversion price after the standard adjustments included in the terms of the notes). In order to meet the conversion of the notes, Telefónica S.A. issued 154,326,696 new shares in execution of a capital increase and delivered 14,973 treasury shares.
These notes mandatorily convertible were compound instruments that have been split into its two components: a debt component amounting 215 million euros, corresponding to the present value of the coupons; and an equity component, for the remaining amount, due to the issuer option to convert the treasury shares to a fix ratio, included in the heading “other equity instruments”. The third coupon was paid in 2017 amounting to 74 million euros (74 million euros in 2016).
d) Legal reserve
According to the consolidated text of the Spanish Corporate Enterprises Act, companies must transfer 10% of profit for the year to a legal reserve until this reserve reaches at least 20% of share capital. The legal reserve can be used to increase capital by the amount exceeding 10% of the increased share capital amount. Except for this purpose, until the legal reserve exceeds the limit of 20% of share capital, it can only be used to offset losses, if there are no other reserves available. At December 31, 2016, this reserve was amounting to 985 million euros. The Shareholders´ Meeting at June 9, 2017 approved an allocation of 2 million with a charge to the profit of exercise 2016. At December 31, 2017, after the capital increase carried forward in 2017, the Company needs to increase the legal reserve by 51 million euros additionally, until obtain the legal reserve will fully constituted. The proposed distribution of 2017 profit includes an allocation of 51 million euros regarding this concept.
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
The capital gain will be deemed to have been realized in respect of the portion on which the depreciation has been recorded for accounting purposes or when the revalued assets have been transferred or derecognized. In this respect, an amount of 6 million euros was reclassified to “Retained earnings” in 2017 (8 million euros in 2016 and 8 million euros in 2015), corresponding to revaluation reserves subsequently considered unrestricted. At December 31, 2017, this reserve amounts to 78 million euros (85 million euros at December 31, 2016).
Reserve for cancelled share capital
In accordance with Section 335.c) of the Spanish Corporate Enterprises Act and to render null and void the right of opposition provided for in Section 334 of the same Act, whenever the Company decreases capital it records a reserve for cancelled share capital for an amount equal to the par value of the cancelled shares, which can only be used if the same requirements as those applicable to the reduction of share capital are met. In 2017, no amount was recorded in this account. In 2016, a reserve for cancelled share capital amounting to 75 million euros, the same amount as the capital reduction made in the year. The cumulative amount at December 31, 2017 and 2016 was 731 million euros, respectively.
f) Translation differences
The breakdown of the accumulated contribution of translation differences attributable to equity holders of the parent at December 31 is as follows:

Millions of euros	2017	2016	2015
Brazilian real	(8,710)	(5,999)	(9,884)
Venezuelan bolivars (see Note 2.a)	(3,493)	(3,165)	(3,141)
Pound sterling	(3,223)	(2,918)	(1,395)
Other currencies	(3,921)	(2,658)	(2,369)
Total Group	(19,347)	(14,740)	(16,789)
The cumulative impact of the accounting restatement to adjust for the effects of hyperinflation in Venezuela is also included in the “Translation Differences” line item.
g) Treasury share instruments
At December 31, 2017, 2016 and 2015, Telefónica, S.A. held the following treasury shares:

		Euros per share
	Number of shares	Acquisition price	Trading price	Market value*	%
Treasury shares at 12/31/17	65,687,859	10.48	8.13	534	1.26514%
Treasury shares at 12/31/16	141,229,134	10.48	8.82	1,246	2.80339%
Treasury shares at 12/31/15	141,639,159	11.69	10.24	1,450	2.84690%
(*) Millions of euros
In 2017, 2016 and 2015 the following transactions involving treasury shares were carried out:

Number of shares
Treasury shares at 12/31/14	128,227,971
Acquisitions	138,036,450
Disposals	(47,824,300)
Employee share option plan	(2,724,699)
Capital reduction	(74,076,263)
Treasury shares at 12/31/15	141,639,159
Acquisitions	77,087,297
Employee share option plan	(2,869,334)
Capital reduction	(74,627,988)
Treasury shares at 12/31/16	141,229,134
Acquisitions	—
Employee share option plan	(3,518,795)
Other movements	(72,022,480)
Treasury shares at 12/31/17	65,687,859
There has not been treasury shares purchases in 2017 (668 million euros and 1,654 million euros in 2016 and 2015, respectively).
The most significant transaction with treasury shares in 2017 was the swap with Koninklijke KPN NV (hereinafter, KPN) by which Telefónica delivered 72.0 million of its treasury shares (representing 1.43% of its share capital) in exchange for 178.5 million shares of its subsidiary Telefónica Deutschland Holding AG, representing 6.0% of the share capital of the latter, amounting to 754 million euros (see Note 5).
The main sale of treasury shares in 2015 was the exchange with Vivendi, S.A. of 46 million of treasury shares, for 58.4 million preferred shares of Telefônica Brasil, S.A., amounting to 555 million euros (see Note 5).
On September 30, 2017, the first phase of the Telefónica, S.A. long-term incentive plans called “Performance and Investment Plan 2014-2019” (“PIP 2014-2019”) and "Talent for the Future Share Plan (TFSP)" ended, which did not entail the delivery of any shares (see Note 19).
On July 31, 2017 the Global Employee Share Plan III matured and 3,187,055 treasury shares were delivered to the Group employees who met the requirements (see Note 19).
On June 30, 2016, the third phase of the Telefónica, S.A. long-term incentive plan called “Performance and Investment Plan 2011-2016” (“PIP 2011-2016”) ended, which did not entail the delivery of any shares to Telefónica Group managers.
On June 30, 2015, the second phase of the Telefónica, S.A. long-term incentive plan called “Performance and Investment Plan 2011-2016” (“PIP 2011-2016”) ended. According to the level of “Total Shareholder Return” (TSR) achieved, 77%, 2,724,699 shares were delivered (see Note 19).
On October 13, 2016, pursuant to the resolution of the share capital reduction, by the cancellation of own shares, adopted by the Annual General Shareholders’ Meeting of Telefónica held on May 12, 2016, the public deed of this share capital reduction was registered. Therefore, 74,627,988 of the own shares of Telefónica, S.A. totalling 813 million euros were cancelled.
On July 24, 2015, pursuant to the resolution of the share capital reduction, by the cancellation of own shares, adopted by the Annual General Shareholders’ Meeting of Telefónica held on June 12, 2015, the public deed of this share capital reduction was registered. Therefore, 74,076,263 of the own shares of Telefónica, S.A. totalling 886 million euros were cancelled.
The Company maintains a derivative financial instrument subject to net settlement on a notional equivalent to 35.2 million of Telefónica shares in 2017 (same figure in 2016), recognized under “Current interest-bearing debt” in the consolidated financial statements for both fiscal years.
h) Equity attributable to non-controlling interests
“Equity attributable to non-controlling interests” represents the share of non-controlling interests in the equity and income or loss for the year of fully consolidated Group companies. The movements in this heading of the 2017, 2016 and 2015 consolidated statement of financial position are as follows:

Millions of euros	Balance at 12/31/16	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/(loss) for the year	Change in translation differences	Other movements	Balance at 12/31/17
Telefônica Brasil, S.A.	5,756	25	—	(320)	336	(772)	(7)	5,018
Telefónica Deutschland Holding, A.G.	4,150	—	(671)	(229)	(140)	—	4	3,114
Colombia Telecomunicaciones, S.A., ESP	(88)	605	—	—	26	(4)	(16)	523
Telefónica Centroamericana Inversiones, S.L.	354	—	—	(22)	18	(43)	—	307
Telxius Telecom, S.A.	—	690	—	—	7	(3)	—	694
Other	56	—	—	(12)	(1)	(2)	1	42
Total	10,228	1,320	(671)	(583)	246	(824)	(18)	9,698

Millions of euros	Balance at 12/31/15	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/(loss) for the year	Change in translation differences	Other movements	Balance at 12/31/16
Telefônica Brasil, S.A.	4,644	—	—	(232)	257	1,099	(12)	5,756
Telefónica Deutschland Holding, A.G.	4,638	—	—	(263)	(217)	—	(8)	4,150
Colombia Telecomunicaciones, S.A., ESP	(30)	—	—	—	(32)	(7)	(19)	(88)
Telefónica Centroamericana Inversiones, S.L.	354	—	—	(28)	19	8	1	354
Other	59	1	(8)	(1)	3	3	(1)	56
Total	9,665	1	(8)	(524)	30	1,103	(39)	10,228

Millions of euros	Balance at 12/31/14	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/(loss) for the year	Change in translation differences	Other movements	Balance at 12/31/15
Telefônica Brasil, S.A.	3,656	4,359	(1,714)	(346)	288	(1,603)	4	4,644
Telefónica Deutschland Holding, A.G.	5,178	—	(116)	(268)	(159)	—	3	4,638
Colombia Telecomunicaciones, S.A., ESP	(50)	17	—	—	(8)	8	3	(30)
Telefónica Centroamericana Inversiones, S.L.	326	—	—	(25)	18	34	1	354
Other	76	(8)	—	(2)	(4)	—	(3)	59
Total	9,186	4,368	(1,830)	(641)	135	(1,561)	8	9,665
Revenues, OIBDA, capital expenditure and the main items of the statement of financial position for the main companies of the Telefónica Group with non-controlling interests, which are Telefônica Brasil and Telefónica Germany, are included in Note 4. The statements of cash flows of these companies are as follows:

Millions of euros
Telefônica Brasil	2017	2016	2015
Net cash flow provided by operating activities	3,710	3,123	2,893
Net cash flow used in investing activities	(2,285)	(2,039)	(4,111)
Net cash flow used in financing activities	(1,653)	(1,218)	1,530
	(228)	(134)	312

Millions of euros
Telefónica Germany	2017	2016	2015
Net cash flow provided by operating activities	1,942	2,154	2,081
Net cash flow used in investing activities	(1,223)	(1,252)	(2,180)
Net cash flow used in financing activities	(706)	(1,323)	(1,023)
	13	(421)	(1,122)

2017
In 2017 “Sales of non-controlling interests and inclusion of companies” reflects the effect of the capital increase in Colombia Telecom (see Note 2) and the sale of 40% of the total share capital of Telxius Telecom, S.A.U. to KKR amounting to 1,275 million euros (see Note 5). In addition, it is remarkable the impact of the swap agreement with KPN, by which Telefónica delivered 72.0 million of its treasury shares (representing 1.43% of its share capital) in exchange for 178.5 million shares of its subsidiary Telefónica Deutschland Holding AG, representing 6.0% of the share capital of the latter (see Note 5).
2016
In 2016 it was remarkable the effect of dividends declared by Telefónica Brazil, S.A. and Telefónica Deutschland Holding, A.G., as well as the impact of translation differences, mainly by the evolution of the Brazilian real.
2015
In 2015, “Sales of non-controlling interests and inclusion of companies” reflected the effect of the capital increase in Telefônica Brasil, S.A. for the acquisition of GVT, and the changes in the investment percentages related to the same operation (see Note 5). Additionally, it is worth highlighting the changes in the investment percentages in Colombia Telecomunicaciones, pursuant to amendment nº 1 of the Framework investment Agreement executed with the Colombian Government (see Note 21.c).

Note 13. Financial assets and liabilities

1.	Financial assets
a) Non-current financial assets
The movement in items composing “Non-current financial assets” in 2017 and 2016, is as follows:

Millions of euros	Investments	Long-term credits	Deposits and guarantees	Derivative financial assets	Impairment provision	Non-current prepayments	Non-current financial assets
Balance at 12/31/15	1,289	2,512	1,425	5,315	(507)	371	10,405
Acquisitions	73	952	169	73	(13)	43	1,297
Disposals	(446)	(955)	(102)	(270)	402	(20)	(1,391)
Translation differences	8	(37)	337	(15)	30	6	329
Fair value adjustments and financial updates	(103)	(21)	102	151	—	—	129
Transfers and other	4	(681)	7	(206)	(66)	(62)	(1,004)
Balance at 12/31/16	825	1,770	1,938	5,048	(154)	338	9,765
Acquisitions	16	960	955	—	(12)	170	2,089
Disposals	(155)	(232)	(156)	(120)	41	(24)	(646)
Translation differences	(7)	(81)	(258)	(57)	16	(19)	(406)
Fair value adjustments and financial updates	5	(1)	84	(1,251)	—	—	(1,163)
Transfers and other	(34)	(594)	62	(808)	(29)	(69)	(1,472)
Balance at 12/31/17	650	1,822	2,625	2,812	(138)	396	8,167

Investments
“Investments” includes the fair value of investments in companies where Telefónica does not exercise significant control and for which there is no specific disposal plan for the short term (see Note 3.i).
In June 2017, Telefonica sold its entire shareholding in Mediaset Premium representing 11.1%, which had a negative impact in Net financial expense amounting to 76 million euros.
In 2017 shares of China Unicom (Hong Kong) Limited were sold representing 0.24% of its share capital for 72 million euros, that had a negative impact in Net financial expense to 4 million euros. On July 10, 2016, Telefónica sold 1.51% of the share capital of China Unicom (Hong Kong) Limited for 322 million euros (see Note 20), that had a negative impact of 155 million euros on consolidated financial results.
At December 31, 2017, Telefónica maintained a 0.59% stake in the share capital of China Unicom (Hong Kong) Limited, valued at 205 million euros (1% at December 31, 2016, valued at 263 million euros).
Additionally, the Telefónica Group’s shareholding in Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) amounts to 314 million euros (283 million euros at December 31, 2016), representing 0.66% of its share capital at December 31, 2017 (0.67% at December 31, 2016).
"Transfer and other" in 2017 principally includes the prior stake of the Colombian companies Telebucaramanga, Metrotel y Optecom (see Note 5).
At year-end the Group assessed the securities in its portfolio of listed available-for-sale assets individually for impairment. The analysis did not uncover the need to recognize any significant impairment losses.
Long-term credits and impairment losses
The composition of long-term credits is as follows:

Millions of euros	12/31/2017	12/31/2016
Long-term trade receivables	638	593
Long-term receivables for indirect taxes	189	144
Other long-term credits	995	1,033
Total	1,822	1,770
“Other long-term credits” includes long-term financial assets of the subsidiary Seguros de Vida y Pensiones Antares, S.A., fundamentally fixed-income securities, amounting to 692 million euros and 749 million euros at December 31, 2017 and 2016, respectively. These assets are mainly intended to cover the obligations from the defined benefit plans of Telefónica de España (ITP and Survival), though they do not qualify as “plan assets” under IAS 19 (see Note 15). Additionally, this line item includes long-term financial assets of Telefónica Germany amounting to 58 and 8 million euros at December 31, 2017 and 2016, respectively, that are mainly intended to cover the obligations from the defined benefit plan of Telefónica Germany, though they do not represent "plan assets" in accordance with IAS 19 (see Note 15).
The movement in impairment corrections in 2016 was mainly due to the write-off of long-term receivables after the agreement reached by Telefónica Móviles México with other operators on disputes over interconnection tariffs in prior years.
Deposits and guarantees
Telefónica Brasil has non-current judicial deposits constituted amounting to 1,598 million euros (see Note 15) at December 31, 2017 (1,761 million euros at December 31, 2016).
At December 31, 2017 there were deposits related to the collateral guarantees on derivatives signed by Telefonica, S.A. and its counterparties for the credit risk management of derivatives amounting to 902 million euros that includes 286 million euros with BBVA (240 million euros at December 31, 2016, see Note 10).

Derivative financial assets
In 2017 “Fair value adjustments and financial updates” mainly relates to the change of value of the long-term derivative financial assets (see section 2.a of this note).

b) Current financial assets
This heading of financial investments includes the following items:

•
Derivative financial assets with a short-term maturity or not used to hedge non-current items in the consolidated statement of financial position, in the amount of 845 million euros at December 31, 2017 (1,872 million euros at December 31, 2016, see section 2.a of this Note).

•
Short-term investments in financial instruments recognized at fair value to cover commitments undertaken by the Group’s insurance companies, amounting to 130 million euros at December 31, 2017 (304 million euros at December 31, 2016), recorded at fair value.

•
Short-term deposits and guarantees amounting to 125 million euros at December 31, 2017 (450 million euros at December 31, 2016) which include current judicial deposits amounting 82 million euros (see Note 15) constituted by Telefónica Brasil (88 million euros at December 31, 2016).

•
Short-term credits, net of impairment provisions, amounting to 877 million euros at December 31, 2017 (205 million euros at December 31, 2016). At December 31, 2017 include bank deposits with a maturity beyond three and twelve months formalized by Telefónica, S.A. amounting to 700 million euros.

Current financial assets that are highly liquid and have maturity periods of three months or less from the date contracted, and present an insignificant risk of value changes, are recorded under “Cash and cash equivalents” on the accompanying consolidated statement of financial position.

c) Breakdown of financial assets
The breakdown of financial assets of the Telefónica Group at December 31, 2017 and 2016, without considering non-current prepayments, is as follows:

December 31, 2017
	Fair value through profit or loss				Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Available- for-sale	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Held-to-maturity invest-ments	Rest of financial assets at amortized cost	Total carrying amount	Total fair value
Non-current financial assets	1,074	250	1,117	1,738	822	3,339	18	—	3,592	7,771	7,771
Investments	—	—	650	—	567	83	—	—	—	650	650
Long-term credits	—	250	467	—	86	613	18	—	1,105	1,822	1,684
Deposits and guarantees	—	—	—	—	—	—	—	—	2,625	2,625	2,625
Derivative instruments	1,074	—	—	1,738	169	2,643	—	—	—	2,812	2,812
Impairment losses	—	—	—	—	—	—	—	—	(138)	(138)	—
Current financial assets	163	60	66	731	105	915	—	169	6,157	7,346	7,346
Financial investments	163	60	66	731	105	915	—	169	965	2,154	2,154
Cash and cash equivalents	—	—	—	—	—	—	—	—	5,192	5,192	5,192
Total	1,237	310	1,183	2,469	927	4,254	18	169	9,749	15,117	15,117

December 31, 2016
	Fair value through profit or loss				Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Available- for-sale	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Held-to-maturity invest-ments	Rest of financial assets at amortized cost	Total carrying amount	Total fair value
Non-current financial assets	1,716	270	1,333	3,332	864	5,766	21	—	2,776	9,427	9,427
Investments	—	—	825	—	620	205	—	—	—	825	825
Long-term credits	—	270	508	—	76	681	21	—	992	1,770	1,616
Deposits and guarantees	—	—	—	—	—	—	—	—	1,938	1,938	1,938
Derivative instruments	1,716	—	—	3,332	168	4,880	—	—	—	5,048	5,048
Impairment losses	—	—	—	—	—	—	—	—	(154)	(154)	—
Current financial assets	883	118	115	1,173	483	1,806	—	39	4,362	6,690	6,690
Financial investments	883	118	115	1,173	483	1,806	—	39	626	2,954	2,954
Cash and cash equivalents	—	—	—	—	—	—	—	—	3,736	3,736	3,736
Total	2,599	388	1,448	4,505	1,347	7,572	21	39	7,138	16,117	16,117

The calculation of the fair values of the Telefónica Group’s debt instruments required an estimate, for each currency and counterparty, of a credit spread curve using the prices of the Group’s bonds and credit derivatives.
The derivatives portfolio was measured through the techniques and models normally used in the market, based on money market curves and volatility prices available in the markets. Additionally, the credit valuation adjustment or net CVA per counterparty (CVA+DVA) is calculated on that measurement as the method used to measure the credit risks of the counterparties and also Telefónica for the purpose of adjusting the fair value valuation of the derivatives. This adjustment reflects the possibility of bankruptcy or credit rating impairment of the counterparty and Telefónica.

2. Financial liabilities
The breakdown of financial liabilities at December 31, 2017 and the corresponding maturities schedule is as follows:

Millions of euros
	Current	Non-current
Maturity	2018	2019	2020	2021	2022	Subsequent years	Non-current total	Total
Debentures and bonds	5,313	3,599	5,108	4,760	4,903	17,605	35,975	41,288
Promissory notes & commercial paper	2,107	—	112	—	—	187	299	2,406
Total Issues	7,420	3,599	5,220	4,760	4,903	17,792	36,274	43,694
Loans and other payables	1,714	2,250	819	918	531	2,668	7,186	8,900
Derivative instruments (Note 16)	280	214	824	453	185	1,196	2,872	3,152
Total	9,414	6,063	6,863	6,131	5,619	21,656	46,332	55,746
The estimate of future payments for interest on these financial liabilities at December 31, 2017 is as follows: 1,715 million euros in 2018, 1,525 million euros in 2019, 1,323 million euros in 2020, 1,068 million euros in 2021, 914 million euros in 2022 and 7,037 million euros in years after 2022. For floating rate financing, the Group mainly estimates future interest using the forward curve of the various currencies at December 31, 2017.
Derivative instruments take into account the fair value of derivatives classified as financial liabilities (i.e., those with a negative mark-to-market) and excludes the fair value of derivatives classified as current financial assets (845 million euros), and those classified as non-current (2,812 million euros) (i.e., those with a positive mark-to-market).
In 2016 and 2017 the Group entered into agreements to extend payment terms with various suppliers, and with factoring companies when such payments are discounted. When the new extended payment terms exceed customary payment terms in the industry, trade liabilities are reclassified to other financial liabilities and the deferred payments made are recognized in net cash flow used in financing activities (see Note 20). At December 31, 2017 the corresponding amount pending payment, recognized in “Loans and other payables”, was 153 million euros (210 million euros at December 31, 2016). The deferred payments made in relation to this item during the year amounted to 717 million euros (1,758 million euros in 2016).

The composition of these financial liabilities, by category, at December 31, 2017 and 2016 is as follows:

December 31, 2017
	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	—	—	—	—	—	—	43,694	43,694	47,166
Loans and other payables	—	—	—	—	—	—	8,900	8,900	9,010
Derivative instruments	1,180	—	1,972	80	3,072	—	—	3,152	3,152
Total financial liabilities	1,180	—	1,972	80	3,072	—	52,594	55,746	59,328

December 31, 2016
	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	—	—	—	—	—	—	45,444	45,444	48,686
Loans and other payables	—	—	—	—	—	—	11,398	11,398	11,398
Derivative instruments	2,299	—	1,220	64	3,455	—	—	3,519	3,519
Total financial liabilities	2,299	—	1,220	64	3,455	—	56,842	60,361	63,603

The calculation of the fair values of the Telefónica Group’s debt instruments required an estimate, for each currency and subsidiary, of the credit spread curve using the prices of the Group’s bonds and credit derivatives.
At December 31, 2017, some of the financing arranged by Telefónica Group companies in Latin America (Brazil, Panama, Ecuador and Guatemala) which amount to approximately 3% of the Telefónica Group’s gross debt was subject to compliance with certain financial covenants. To date, these covenants are being met. Due to the absence of cross-defaults, breach of the covenants would not affect the debt at a Telefónica, S.A. level.
Part of the amount owed by the Telefónica Group includes restatements to amortized cost at December 31, 2017 and 2016 as a result of fair value interest rate and exchange rate hedges.

a) Financial liabilities associated to financing activities
The following movement presents the detail of changes in the financial liabilities in 2017 that arise from the financial activities:

		Cash used in financing activities
Millions of euros	Balance at 12/31/16	Acquisitions	Disposals	Translation differences	Fair value adjustment and financial updates	Others movements	Balance at 12/31/17
Issues	42,084	8,390	(6,687)	(2,178)	(296)	(25)	41,288
Promissory notes and commercial paper	3,360	60	(1,008)	(6)	—	—	2,406
Loans and other payables	11,397	4,209	(6,241)	(699)	(16)	250	8,900
Net derivative instruments	(3,401)	—	396	87	3,075	(662)	(505)
Total	53,440	12,659	(13,540)	(2,796)	2,763	(437)	52,089

The positive fair value of the Telefónica Group derivatives at December 31, 2017 amounted to 505 million euros (accounts receivable). The variation versus the previous year end represents a reduction of 2,896 million euros mainly due to the dollar devaluation against the euro. This variation is offset mainly by the variation of the different Telefónica Group issues and loans performed in dollars (see Note 16).

b) Issues
The movement in issues of debentures, bonds and other marketable debt securities in 2017 and 2016 is as follows:

Millions of euros	Debenture and bond issues	Promissory notes and commercial paper	Total
Balance at 12/31/15	43,557	1,815	45,372
New issues	5,693	1,566	7,259
Redemptions, conversions and exchanges	(6,873)	(25)	(6,898)
Revaluation and other movements	(293)	4	(289)
Balance at 12/31/16	42,084	3,360	45,444
New issues	8,390	60	8,450
Redemptions, conversions and exchanges	(6,687)	(1,008)	(7,695)
Revaluation and other movements	(2,499)	(6)	(2,505)
Balance at 12/31/17	41,288	2,406	43,694
Debentures and bonds
At December 31, 2017, the nominal amount of outstanding debentures and bonds issues is 39,581 million euros (40,055 million euros at December 31, 2016). Appendix III presents the characteristics of all outstanding debentures and bond issues at year-end 2017, as well as the significant issues made in the year.
On July, 24, 2017 there was the maturity date of the mandatory exchangeable bonds into ordinary shares of Telecom Italia, S.p.A., issued by Telefónica, S.A. on July 24, 2014, for 750 million euros. At the maturity date, the Company fulfilled its commitments to deliver the shares with the vesting of the equity swap instrument arranged for that purpose.

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

•
At December 31, 2017, Telefónica Europe, B.V. had a program for issuance of commercial paper, guaranteed by Telefónica, S.A., for up to 5,000 million euros. The outstanding balance of commercial paper issued under this program at December 31, 2017 was 1,850 million euros, issued at an average interest rate of -0.17% for 2017 (2,630 million euros issued in 2016 at an average rate of -0.01%).

•
At December 31, 2017, Telefónica, S.A. had a corporate promissory note program for 500 million euros, which can be increased to 2,000 million euros, with an outstanding balance at December 31, 2017 amounting to 204 million euros (370 million euros in 2016).

c) Interest-bearing debt
The average interest rate on outstanding loans and other payables at December 31, 2017 was 2.01% (3.84% in 2016). This percentage does not include the impact of hedges arranged by the Group.
The main financing transactions included under “Interest-bearing debt” outstanding at December 31, 2017 and 2016 and their nominal amounts are provided in Appendix V.
Interest-bearing debt arranged or repaid in 2017 mainly includes the following:

Description	Limit 12/31/2017 (million euros)	Currency	Outstanding balance 12/31/2017 (million euros)	Arrangement date	Maturity date	Drawndown 2017 (million euros)	Repayment 2017 (million euros)
Telefónica, S.A.
Syndicated facility	2,500	EUR	—	02/19/2015	02/19/2022	—	(550)
Syndicated facility (1)	—	EUR	—	11/17/2015	03/30/2017	—	—
Structured financing (*)	679	USD	566	12/11/2015	03/11/2026	329	(48)
Structured financing (*)	469	EUR	423	12/11/2015	03/11/2026	217	(34)
Structured financing (2)(*)	—	EUR	—	06/13/2014	12/15/2017		(185)
Bilateral loan (3)	—	EUR	—	02/23/2016	02/23/2017	—	(100)
Bilateral loan (4)	—	EUR	—	11/13/2015	05/16/2017	—	(100)
Bilateral loan (5)	1,500	EUR	1,500	06/26/2014	06/26/2019	—	—
Bilateral loan (6)	—	EUR		06/30/2015	12/29/2017	—	(200)
Bilateral loan (7)	150	EUR	150	10/24/2016	03/19/2019	—	(150)
Credit facility	380	EUR	292	12/27/2002	12/27/2020	292	—
Credit facility	200	EUR	167	03/27/2013	03/14/2020	167	—
Telefónica Germany GmbH & Co. OHG
Syndicated facility (8)	750	EUR	—	03/22/2016	03/22/2022	650	(700)
EIB Financing	—	EUR	450	06/13/2016	06/13/2025	200	—
Telefónica Europe, B.V.
Structured financing (*)	750	EUR	750	11/28/2016	11/28/2024	750	—

(1)	On March 30, 2017 an early cancellation was made for the 1,500 million euros syndicated facility originally scheduled to mature in 2019.

(2)	On December 15, 2017 an early repayment was made for the long-term financing originally scheduled to mature in 2019.

(3)	On February 23, 2017 an early cancellation was made for the bilateral loan originally scheduled to mature in 2019.

(4)	On May 16, 2017 an early cancellation was made for the bilateral loan originally scheduled to mature in 2020.

(5)
On January 17, 2017 an amendment was made to the bilateral loan, with an outstanding amount of 1,500 million euros, split into two tranches with a new amortization schedule: tranche A for 500 million euros maturing on June 26, 2017 and tranche B for 1,000 million euros maturing on June 26, 2019. Later, on February 17, 2017 a new amendment was signed extending the maturity of the tranche A for 500 million euros up to June 26, 2019.

(6)	On December 29, 2017 an early repayment was made for the 200 million euros bilateral loan originally scheduled to mature in 2020.

(7)	On December 19, 2017 an early repayment was made for 150 million euros of the 300 million euros bilateral loan originally scheduled to mature in 2019.

(8)	On February 17, 2017 a twelve-month extension was signed for the 750 million euros syndicated facility originally scheduled to mature in 2021.
(*)    Facility with amortization schedule showing in the column "Limit 12/31/2017" the undrawn amount.
At December 31, 2017, the Telefónica Group presented availabilities of financing from different sources amounting approximately to 13,531 million euros (14,627 million euros at December 31, 2016), of which 12,541 million euros maturing in more than twelve months.
Loans by currency
The breakdown of “Loans and other payables” by currency at December 31, 2017 and 2016, along with the equivalent value of foreign-currency loans in euros, is as follows:

	Outstanding balance (in millions)
	Currency		Euros
Currency	12/31/17	12/31/16	12/31/17	12/31/16
Euro	4,682	5,174	4,682	5,174
US dollar	2,936	2,812	2,448	2,668
Brazilian Real	3,939	4,744	993	1,381
Colombian Peso	1,398,550	5,473,409	391	1,731
Pounds Sterling	106	109	120	127
Peruvian nuevo sol	462	527	119	149
Other currencies			147	168
Total Group			8,900	11,398
The decrease in debt denominated in Colombian peso is mainly due to the pre-paid of all the debt with the PARAPAT (see Note 22).

Note 14. Trade and other payables
The composition of “Trade and other payables” is as follows:

Millions of euros	12/31/2017		12/31/2016
	Non-current	Current	Non-current	Current
Trade payables	86	7,943	80	8,043
Payables to suppliers of property, plant and equipment	5	3,580	9	3,816
Debt for spectrum acquisition	569	172	608	504
Other payables	253	1,522	325	1,721
Deferred revenue	774	1,387	903	1,569
Payable to associates and joint ventures (Note 9)	—	491	—	497
Total	1,687	15,095	1,925	16,150

“Deferred revenue” principally includes the amount of deferred revenue from sales of prepaid cards, from handsets transferred to the distributor, rights of use on the cable network, activation fees not yet recognized in the income statement and loyalty campaigns. In addition, grants are included amounting to 87 million euros at December 31, 2017 (110 million euros at December 31, 2016).
At December 31, 2017, “Debt for spectrum acquisition” comprises the deferred portion of the payment for acquiring the spectrum use license in Mexico in 2010, for an equivalent of 598 million euros (654 million euros at December 31, 2016), and the deferred portion of the payment for the refarming of the radioelectric spectrum acquired in 2014 by Telefónica Brazil, amounting to an equivalent of 65 million euros (288 million euros at December 31, 2016, see Appendix VI). The short term payables in Mexico and Brazil for the concepts previously mentioned, at December 31, 2017, amounted to 72 and 36 million euros, respectively (73 and 261 million euros, respectively at December 31, 2016).

Payments for financed licenses for the years 2017 and 2016 amounted to 329 and 198 million euros, respectively (see Note 20).
The detail of current “Other payables” at December 31, 2017 and 2016 is as follows:

Millions of euros	12/31/2017	12/31/2016
Dividends pending payment to non-controlling interests	235	257
Accrued employee benefits	696	774
Advances received on orders	172	189
Other non-financial non-trade payables	419	501
Total	1,522	1,721

“Other non-financial non-trade payables” at December 31, 2017 included the pending payment of 145 million euros corresponding to Telefónica, S.A.’s irrevocable commitment acquired in 2015 to pay a 325 million euros donation to Fundación Telefónica (see Note 18) to provide this entity with the financing required to implement the social programs and activities it currently performs or could initiate in the short and mid term to fulfill its purpose as a foundation.

Information on average payment period to suppliers. Third additional provision, “Information requirement” of Law 15/2010 of July 5.
In accordance with the aforementioned Law, the following information corresponding to the Spanish companies of the Telefónica Group is disclosed:

	2017	2016
Number of days
Weighted average maturity period	53	45
Ratio of payments	54	45
Ratio of outstanding invoices	41	42
Million of euros
Total payments	6,703	6,727
Outstanding invoices	847	651
The Telefónica Group’s Spanish companies adapted their internal processes and payment schedules to the provisions of Law 15/2010 (amended by Law 31/2014) and Royal Decree-Law 4/2013, amending Law 3/2004, which establishes measures against late payment in commercial transactions. Engagement conditions with commercial suppliers in 2017 included payment periods of up to 60 days, according to the terms agreed between the parties.
For efficiency purposes and in line with general business practice, the Telefónica Group’s companies in Spain have agreed payment schedules with suppliers, whereby most of the payments are made on set days of each month. Invoices falling due between two payment days are settled on the following payment date in the schedule.
Payments to Spanish suppliers in 2017 surpassing the established legal limit were the result of circumstances or incidents beyond the payment policies, mainly the delay in issuing invoices (legal obligation of the supplier), the closing of agreements with suppliers over the delivery of goods or the rendering of services, or occasional processing issues.
The average payment period to suppliers of the Telefónica Group’s companies in Spain in 2017, calculated in accordance with the only additional provision of the Resolution of the Instituto de Contabilidad y Auditoría de Cuentas (Spanish Accounting and Audit Institute) dated January 29, 2016, amounted to 53 days (45 days in 2016).

Note 15. Provisions
The amounts of provisions in 2017 and 2016 are as follows:

	12/31/2017			12/31/2016
Millions of euros	Current	Non-current	Total	Current	Non-current	Total
Employee benefits	912	5,666	6,578	1,002	6,147	7,149
Termination plans	515	1,282	1,797	709	1,685	2,394
Post-employment defined benefit plans	9	1,030	1,039	3	935	938
Other benefits	388	3,354	3,742	290	3,527	3,817
Other provisions	1,304	3,552	4,856	1,218	3,726	4,944
Total	2,216	9,218	11,434	2,220	9,873	12,093

a) Employee benefits
In 2017 the Group recorded a provision in the amount of 340 million euros (1,380 million euros in 2016) in order to increase the efficiency for the future representing a further step towards the initiatives focusing on the simplification and transformation of Telefónica. Of this amount, 165 million euros correspond to Teléfonica España, mainly relating to the Telefónica de España, S.A.U., Telefónica Móviles España, S.A.U. and Telefónica Soluciones de Informática y Comunicaciones de España, S.A.U. Individual Suspension Plan described in “Other benefits” (837 million euros in 2016).
Termination plans
The movement in provisions for post-employment plans in 2017 and 2016 is as follows:

Millions of euros	Total
Provisions for post-employment plans at 12/31/15	2,583
Additions	571
Retirements/amount applied	(822)
Transfers	35
Translation differences and accretion	27
Provisions for post-employment plans at 12/31/16	2,394
Additions	179
Retirements/amount applied	(759)
Transfers	(8)
Translation differences and accretion	(9)
Provisions for post-employment plans at 12/31/17	1,797

Telefónica Spain
Concerning the 2003-2007 labor force reduction plan in Telefónica de España, concluded with 13,870 employees taking part, provisions recorded at December 31, 2017 and 2016 amounted to 83 and 152 million euros, respectively. The amount for this provision classified as current totaled 37 million euros at December 31, 2017.
Concerning the 2011-2013 labor force reduction plan in Telefónica de España, concluded with 6,830 employees taking part, provisions recorded at December 31, 2017 and 2016 amounted to 1,061 and 1,353 million euros, respectively. The amount for this provision classified as current totaled 301 million euros at December 31, 2017.
The companies bound by these commitments calculated provisions required at 2017 and 2016 year-end using actuarial assumptions pursuant to current legislation, including the PERM/F- 2000C mortality tables and a high quality credit market based interest rate.

The discount rate used for these provisions at December 31, 2017, was 0.53%, with an average length of the plans of 2.1 years.
Telefónica Germany
Within the context of transformation of Telefónica Deutschland following the purchase of E-Plus in a bid to increase profitability by securing operational synergies, a provision for employee restructuring was made in 2014 amounting to 321 million euros. In 2017 an additional provision was made amounting to 44 million euros (additional 46 million euros in 2016).
This provision amounted to 65 million euros at December 31, 2017 (100 million euros at December 31, 2016).
Telefónica, S.A.
With respect to the simplification and transformation process of the Telefónica Group, Telefónica, S.A. launched in 2015 a voluntary termination plan for the employees who met the requirements defined by the Plan regarding age and seniority in the Company, among others. Following this transformation and simplification framework, the Company has, on the one hand, extended the plan termination until 2018 and on the other hand, set up in December 2016 a new voluntary programme aimed at some employees who met certain requirements related to seniority in the Company. In 2017 a similar programme has been launched. The provision for this concept at December 31, 2017 totals 159 million euros (184 million euros in 2016).
Post-employment defined benefit plans
The Group has a number of defined-benefit plans in the countries where it operates. The following tables present the main data of these plans:

12/31/2017
Millions of euros	Spain	United Kingdom	Germany	Brazil	Hispano- américa	Others	Total
Obligation	490	1,828	235	734	80	16	3,383
Assets	—	(1,651)	(84)	(835)	—	(9)	(2,579)
Net provision before asset ceiling	490	177	151	(101)	80	7	804
Asset ceiling	—	—	—	232	—	—	232
Net provision	490	177	151	134	80	7	1,039
Net assets	—	—	—	3	—	—	3

12/31/2016
Millions of euros	Spain	United Kingdom	Germany	Brazil	Hispano- américa	Others	Total
Obligation	533	1,834	233	737	25	16	3,378
Assets	—	(1,662)	(128)	(982)	—	(8)	(2,780)
Net provision before asset ceiling	533	172	105	(245)	25	8	598
Asset ceiling	—	—	—	337	—	—	337
Net provision	533	172	105	95	25	8	938
Net assets	—	—	—	3	—	—	3

The movement in the present value of obligations in 2017 and 2016 is as follows:

Millions of euros	Spain	United Kingdom	Germany	Brazil	Hispano- américa	Other	Total
Present value of obligation at 12/31/15	552	1,613	198	449	31	15	2,858
Translation differences	—	(251)	—	125	(9)	—	(135)
Current service cost	7	—	6	1	7	—	21
Interest cost	8	54	5	59	4	1	131
Actuarial losses and gains	17	444	31	149	2	—	643
Benefits paid	(51)	(26)	(3)	(46)	(3)	—	(129)
Other movements	—	—	(4)	—	(7)	—	(11)
Present value of obligation at 12/31/16	533	1,834	233	737	25	16	3,378
Translation differences	—	(67)	—	(109)	(15)	(2)	(193)
Current service cost	6	—	9	3	2	1	21
Interest cost	6	46	4	73	6	1	136
Actuarial losses and gains	(9)	60	(8)	85	8	—	136
Benefits paid	(46)	(46)	(3)	(55)	(3)	(1)	(154)
Inclusion of companies	—	—	—	—	61	—	61
Other movements	—	1	—	—	(4)	1	(2)
Present value of obligation at 12/31/17	490	1,828	235	734	80	16	3,383

Movements in the fair value of plan assets in 2017 and 2016 are as follows:

Millions of euros	United Kingdom	Germany	Brazil	Other	Total
Fair value of plan assets at 12/31/15	1,753	122	637	10	2,522
Translation differences	(256)	—	171	—	(85)
Interest income	59	3	86	1	149
Actuarial losses and gains	134	(2)	132	—	264
Company contributions	—	9	1	—	10
Benefits paid	(26)	(2)	(45)	—	(73)
Other movements	(2)	(2)	—	(3)	(7)
Fair value of plan assets at 12/31/16	1,662	128	982	8	2,780
Translation differences	(61)	—	(130)	(1)	(192)
Interest income	42	2	99	1	144
Actuarial losses and gains	55	—	(64)	—	(9)
Company contributions	—	6	1	1	8
Benefits paid	(46)	(2)	(52)	(1)	(101)
Other movements	(1)	(50)	(1)	1	(51)
Fair value of plan assets at 12/31/17	1,651	84	835	9	2,579
"Other movements" of Telefónica Germany in 2017 relate to the reclassification of long-term financial assets that do not qualify as plan assets under IAS 19 amounting to 50 million euros (see Note 13).

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
The amount for this provision totaled 233 million euros at December 31, 2017 (265 million euros at December 31, 2016).
b) Survival (Spain)
Serving employees who did not join the defined pension plan are still entitled to receive survivorship benefits at the age of 65.
The amount for this provision totaled 257 million euros at December 31, 2017 (268 million euros at December 31, 2016).
As detailed in Note 13, the Group has long-term financial assets to cover the obligations of these two defined benefit plans.
The average length of the plans is 8 years. The main actuarial assumptions used in valuing these plans are as follows:

	Survival		ITP
	12/31/2017	12/31/2016	12/31/2017	12/31/2016
Discount rate	1.45%	1.26%	1.37%	1.16%
Expected rate of salary increase	0%-0.5%	0% - 0.5%	−	−
Mortality tables	PERM/F 2000P OM77	PERM/F-2000P OM77	90%PERM 2000C/98% PERF 2000C	90% PERM 2000C/98% PERF 2000 C

The table below shows the sensitivity of the value of termination, post-employment and other obligations, among which is included the Individual Suspension Plan, of Telefónica Group companies in Spain to changes in the discount rate:

-100 b.p.		+100 b.p.
Impact on value	Impact on income statement	Impact on value	Impact on income statement
(270)	(230)	248	213
A 100 b.p. increase in the discount rate would reduce the value of the liabilities by 248 million euros and have a positive impact on income statement of 213 million euros before tax. On the other hand, a 100 b.p. decrease in the discount rate would increase the value of the liabilities by 270 million euros and have a negative impact on income statement of 230 million euros before tax.
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
The number of beneficiaries of these plans at December 31, 2017 and 2016 are 4,491 and 4,532 respectively. At December 31, 2017, the weighted average duration of the Plan was 23 years.

The main actuarial assumptions used in valuing the Plan are as follows:

	12/31/2017	12/31/2016
Nominal rate of pension payment increase	3.15%	3.15%
Discount rate	2.45%	2.60%
Expected inflation	3.30%	3.35%
Mortality tables	95% S2NA,	95% S2NA,
	CMI 2016 1% 7.5	CMI 2015 1%
The increase in the present value of the obligation in 2016 was mainly a result of the decrease of the rate used to discount it, decisively affected by the fall in interest rates. The methodology used to calculate the discount rate was the same as that of the prior year.
Fair value of Plan assets is as follows:

Millions of euros	12/31/2017	12/31/2016
Shares	—	357
Bonds	1,651	1,306
Cash equivalents	—	(1)
Total	1,651	1,662
At December 31, 2017, reasonably possible changes to one of the following actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

Millions of euros	Increase in defined benefit obligation
Discount rate (0.25% decrease)	121
Expected inflation (0.25% increase)	104
Life expectancy (1 year longer)	54
Telefônica Brazil pension plans
Telefônica Brazil sponsors the following post-employment benefit plans:

Plans	Management entity	Sponsor
Health plans
Plano de Assistência Médica ao Aposentado y Programa de Coberturas Especiais (PAMA/PCE)	Fundação Sistel de Seguridade Social	Telefônica Brasil, jointly and severally with other companies resulting from the privatization of Telebrás (Telecomunicações Brasileiras, S.A.)
Assistencia médica – Lei 9.656/98	Telefônica Brasil	Telefônica Brasil, TData, Terra Networks and TGLog
Pension plans
PBS Assistidos (PBS-A)	Fundação Sistel de Seguridade Social	Telefônica Brasil, jointly and severally with other companies resulting from the privatization of Telebrás (Telecomunicações Brasileiras, S.A.)
CTB	Telefônica Brasil	Telefônica Brasil
Telefônica BD	Visão Prev	Telefônica Brasil
Planes PREV	Visão Prev	Telefônica Brasil
Planes VISAO	Visão Prev	Telefônica Brasil, TData, Terra Networks and TGLog

The main actuarial assumptions used in valuing these plans are as follows:

	12/31/2017	12/31/2016
Discount rate	9.46% - 9.88%	10.77% - 10.85%
Nominal rate of salary increase	5.93%	6.18%
Long term inflation rate	4.25%	4.50%
Growth rate for medical costs	7.38%	7.64%
Mortality tables	AT 2000 M/F	AT 2000 M/F
The discount rate and the growth rate for medical costs are considered to be the most significant actuarial assumptions with a reasonable possibility of fluctuations depending on demographic and economic changes and that may significantly change the amount of the post-employment benefit obligation. The sensitivity to changes in these assumptions is shown below:

	Present value of the discounted obligation at the current discount rate	Present value of the obligation by increasing the discount rate by 0.5%	Present value of the obligation by reducing the discount rate by 0.5%
Pension plans	469	450	490
Health plans	265	246	286
Total obligation	734	696	776

	Present value of the obligation at the current growth rate for medical costs	Present value of the obligation by increasing the rate by 1%	Present value of the obligation by reducing the rate by 1%
Pension plans	469	469	469
Health plans	265	308	230
Total obligation	734	777	699
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
In 2017, the current value of the forecast payment flows to meet the commitments of this program (applying certain hypothesis about estimated number of accessions and future reintegration ratio) was recognized. This figure was calculated using actuarial criteria (PERM/F-2000C tables, combined with the invalidity table published in the 1977 ministerial order) and a high quality credit market based interest rate.
The corresponding provision is recognized under “Other provisions” in the above table. The provision at December 31, 2017 amounted to 3,580 million euros (3,666 million euros at December 31, 2016).
The discount rate used for these provisions at December 31, 2017, was 1.05%, with an average length of the Plan of 5.2 years.

b) Other provisions
The movement in “Other provisions” in 2017 and 2016 is as follows:

Millions of euros
Other provisions at December 31, 2015	4,098
Additions and accretion	1,403
Retirements/amount applied	(889)
Translation differences and other	332
Other provisions at December 31, 2016	4,944
Additions and accretion	1,497
Retirements/amount applied	(1,127)
Translation differences and other	(458)
Other provisions at December 31, 2017	4,856

The Group is exposed to risks of claims and litigation, mainly related to tax and regulatory proceedings, and labor and civil claims.
Given the nature of the risks covered by these provisions, it is not possible to determine a reliable schedule of potential payments, if any.
Telefónica Brasil
Telefônica Brasil, S.A. and its subsidiaries are party to administrative and judicial proceedings and labor, tax and civil claims filed in different courts. The management of Telefónica Group, based in the opinion of its legal counsel, recognized provisions for proceedings for which an unfavorable outcome is considered probable.
The balance of these provisions at December 31, 2017 and December, 31 2016 is shown in the following table:

Millions of euros	12/31/2017	12/31/2016
Provisions for tax proceedings	902	911
Provisions for regulatory proceedings	278	241
Provisions for labor claims	247	403
Provisions for civil proceedings	266	303
Total	1,693	1,858
Additionally, Telefónica Brasil recognized contingent liabilities according to IFRS 3 generated on acquisition of the controlling interest of Vivo Participaçoes in 2011 and GVT in 2015. These contingent liabilities amounted to 213 million euros at December 31, 2017 (256 million euros at December 31, 2016).
The detail of provisions for tax proceedings by nature of risk is as follows:

Millions of euros	12/31/2017	12/31/2016
Federal taxes	127	100
State taxes	58	66
Municipal taxes	8	9
FUST, FISTEL and EBC	709	736
Total	902	911

Breakdown of changes in provisions for tax proceedings in 2017 and 2016 is as follows:

Millions of euros
Balance at 12/31/2015	644
Additions (income)	33
Write-offs due to reversal (income)	(14)
Write-offs due to payment	(41)
Monetary updating	99
Translation differences	165
Other movements	25
Balance at 12/31/2016	911
Additions (income)	63
Write-offs due to reversal (income)	(20)
Write-offs due to payment	(47)
Monetary updating	97
Translation differences	(134)
Other movements	32
Balance at 12/31/2017	902
In addition, the management of the Group and its legal counsel understand that losses are possible from tax contingencies in federal, state, municipal and other taxes for an aggregated amount of 8.919 million euros (8.748 million euros as of 31 December 2016). Noteworthy state tax-related contingencies include the "ICMS" tax (see Note 17), while the federal taxes include the corporate income tax (see Note 17). Moreover, Telefónica Brasil presently has different open proceedings regarding the Fundo de Universalização de Serviços de Telecomunicações (FUST, refer to Note 21).
With regard to regulatory proceedings, Telefónica Brasil is party to administrative proceedings against Agencia Nacional de Telecomunicações (ANATEL) based on an alleged failure to meet sector regulations, and to judicial proceedings to contest sanctions applied by ANATEL at the administrative level. At December 31, 2017, consolidated provisions totaled 278 million euros (241 million euros at Diciembre 31, 2016). In addition, the management of the Group and its legal counsel understand that losses are possible from regulatory contingencies amounting to 1,277 million euros at December 31, 2017 (1,461 million euros at December 31, 2016).
In some situations, in connection with a legal requirement or presentation of guarantees, judicial deposits are made to secure the continuance of the claims under discussion. The judicial deposits by nature of risk at December 31, 2017 and December 31, 2016 are as follows:

Millions of euros	12/31/2017	12/31/2016
Tax proceedings	1,066	1,094
Labor claims	223	306
Civil proceedings	304	323
Regulatory proceedings	51	81
Garnishments	36	45
Total	1,680	1,849
Current (see Note 13.b)	82	88
Non-current (see Note 13.a)	1,598	1,761
Telefónica del Perú
In 2015, the Group established a provision of 1,521 million Peruvian soles (approximately 431 million euros) in relation to tax claims involving Telefónica Peru (see Note 17). At December 31, 2017 this provision amounted to 425 million euros (464 million euros at December 31, 2016).

Telefónica, S.A.
The Group has continued provisioning the amount of the goodwill amortized for tax purposes (see Note 17), for a total of 215 million euros at December 31, 2017 (147 million euros at December 31, 2016).

Dismantling of assets
"Other provisions" include the provisions for dismantling of assets recognized by the Group companies in the amount of 973 million euros (1,001 million euros at December 31, 2016), of which 450 million euros correspond to Telefónica Germany (457 million euros at December 31, 2016) and 146 million euros correspond to Telefónica Brazil (159 million euros at December 31, 2016).

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

Risk management
The Telefónica Group actively manages these risks through the use of derivatives (primarily on exchange rates, interest rates, share prices and commodities) and by incurring debt in local currencies, where appropriate, with a view to optimize the financial cost and to stabilizing cash flows, the income statement and investments. In this way, it attempts to protect the Telefónica Group’s solvency, facilitate financial planning and take advantage of investment opportunities.
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

Exchange rate risk
The fundamental objective of the exchange rate risk management policy is that, in event of depreciation in foreign currencies relative to the euro, any potential losses in the value of the OIBDA generated by the businesses in such currencies, caused by depreciation in exchange rates of a foreign currency relative to the euro, are offset (to some extent) by savings from the reduction in the euro value of debt denominated in such currencies. This objective is also reflected on the decrease of the sensitivity to exchange rate variations of the net debt to OIBDA ratio, in order to protect the Group solvency. The degree of exchange rate hedging varies depending on the type of investment and may easily and actively be adjusted. For transactions of purchase or sale of business in currencies other than euro, additional hedges can be made on the estimate prices of the transactions or on estimated cash flows and OIBDA.
At December 31, 2017, the net financial debt in Latin American currencies was equivalent to approximately 4,689 million euros (6,355 million euros in 2016). However, the Latin American currencies in which this debt is denominated is not distributed in proportion to the OIBDA generated in each currency. The future effectiveness of the strategy described above as a hedge of exchange rate risks therefore depends on which currencies depreciate relative to the euro.
Telefónica occasionally takes out dollar-denominated debt to hedge the euro-dollar intermediate component in the relation Euro-Latin American currencies, either in Spain (where such debt is associated with an investment as long as it is considered to be an effective hedge) or in the country itself, where the market for local currency financing or hedges may be inadequate or non-existent. At December 31, 2017, the Telefónica Group’s net financial debt denominated in dollars to hedge that component was equivalent to 146 million euros (480 million euros in 2016).
At December 31, 2017, the net financial debt in pounds sterling was approximately 1.97 times the value of the business' operating income before depreciation and amortization (OIBDA) in 2017 for Group companies in the United Kingdom, which is in line with the target of twice that of previous years. At December 31, 2017, the net financial debt denominated in pounds sterling was equivalent to 3,089 million euros, which is more than the 2,828 million euros at December 31, 2016.
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
In 2017, net negative foreign exchange differences (excluding monetary correction) amounted to 419 million euros (694 million euros in 2016), mainly due to fluctuations in the exchange rate of the Venezuelan bolivar from 673.76 to 36,115.28 Venezuelan bolívar per US dollar, that resulted in exchange losses of 426 million euros.

The following table illustrates the sensitivity of foreign currency gains and losses and of equity to changes in exchange rates, where: a) in calculating the impact on the income statement, the exchange rate position affecting the income statement at the end of 2017 was considered constant during 2018; b) in calculating the impact on equity, only monetary items have been considered, namely debt and derivatives such as hedges of net investment and loans to subsidiaries related to the investment, whose breakdown is considered constant in 2018 and identical to that existing at the end of 2017. In both cases, Latin American currencies are assumed change their value against the dollar and the rest of the currencies against the euro by 10%.

Millions of euros
Currency	Change	Impact on the consolidated income statement	Impact on consolidated equity
All currencies vs EUR	10%	17	(352)
USD vs EUR	10%	(2)	(66)
European currencies vs EUR	10%	(1)	(303)
Latin American currencies vs USD	10%	20	17
All currencies vs EUR	(10)%	(17)	352
USD	(10)%	2	66
European currencies vs EUR	(10)%	1	303
Latin American currencies vs USD	(10)%	(20)	(17)
The Group’s monetary position in Venezuela at December 31, 2017 is a net debt position of 7,358,790 million Venezuelan bolivars (equivalent to approximately -170 million euros). The average exposure in 2017 has been a debtor position, which led to a higher financial income in the amount of 510 million euros due to the effect of the monetary correction for inflation during the year.
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
The Telefónica Group’s financial expenses are exposed to changes in interest rates. In 2017 the Euribor, the dollar Libor, the Brazilian SELIC, the pound sterling Libor, the Mexican UDI and the Colombian UVR were the short term rates that accounted for most of the exposure. In nominal terms, at December 31, 2017, 71.0% of Telefónica’s net financial debt plus commitments was pegged to fixed interest rates for a period greater than one year, compared to 50.8% of net financial debt plus commitments in 2016. Of the remaining 29.0% (net debt at floating rates or at fixed rates maturing within one year), 0.8 percentage points had interest rates bounded in a period over one year, versus 0.5 percentage points of net debt at floating rates or with fixed rates maturing within one year at December 31, 2016.
In addition, early retirement and Individual Suspension Plan liabilities (see Note 15) were discounted to present value over the year, based on the curve for instruments with very high credit quality. The increase in interest rates during the year has leaded to a decrease the market value of these liabilities. However, this decrease was nearly completely offset by the decrease in the market value of the hedges on these positions.

Net financial results amounted to 2,199 million euros in 2017, 0.9% lower than the previous year, on one hand thanks a lower cost of debt in European and Latin American currencies and on the other hand, partially offsetting this effect lower impact associated to Venezuela and not repeating savings from the FX hedge linked to United Kingdom in 2016.
To illustrate the sensitivity of the Company's net financial expense to fluctuations in short-term interest rates, on one hand a 100 basis point increase in interest rates in all currencies in which Telefónica has financial positions at December 31, 2017, and a 100 basis point decrease in all currencies has been assumed, and on the other hand a constant position equal to the position at year-end has been considered.
To calculate the sensitivity of equity to fluctuations in interest rates, on one hand a 100 basis point increase in interest rates in all currencies and in all periods on the yield curve in which Telefónica has financial positions at December 31, 2017, and a 100 basis point decrease in all currencies and all periods was assumed, and on the other hand only positions with cash flow hedges were considered, which are basically the only positions in which changes in market value due to interest rate fluctuations are recognized in equity.

Millions of euros
Change in basis points (bp)	Impact on consolidated income statement	Impact on consolidated equity
+100pb	(91)	335
-100pb	74	(331)

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
In 2015, a new cycle of the long-term incentive Plan consisting of the delivery of shares of Telefónica, S.A. aimed at members of the Executives of Telefónica Group denominated Performance Share Plan (PIP). The third and last cycle of this Plan, initially scheduled for 2016, was cancelled (see Note 19).
To reduce the risk associated with variations in share price under these plans, Telefónica could acquire instruments that hedge the risk profile of some of these plans.
In addition, the Group may use part of the treasury shares of Telefónica, S.A. held at December 31, 2017 to cover shares deliverable under the PIP. The net asset value of the treasury shares could increase or decrease depending on variations in Telefónica, S.A.’s share price.
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

At December 31, 2017, the average maturity of net financial debt (44,230 million euros) was 8.08 years (liquidity included).
At December 31, 2017, gross financial debt scheduled to mature in 2018 amounted to 9,414 million euros. These maturities are lower than the amount of funds available, calculated as the sum of: a) cash and cash equivalents and current financial assets; b) annual cash generation projected for 2018, and c) undrawn credit facilities arranged with banks whose original maturity is over one year (an aggregate of more than 12,541 million euros at December 31, 2017), providing flexibility to the Telefónica Group with regard to accessing capital or credit markets in the next 2 years. For a further description of the Telefónica Group’s liquidity and capital resources in 2017, see Note 13.2 "Financial Liabilities" and Appendix V.
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
Regarding the first point, at December 31, 2017, the Telefónica Group’s Latin American companies had net financial debt not guaranteed by the parent company of 3,079 million euros, which represents 7% of net financial debt of the Group. Nevertheless, in certain countries, such as Venezuela, there is a net cash balance (instead of a net liability balance).
Regarding the net repatriation of funds to Spain, 344 million euros from Latin America companies have been received in 2017, of which 1,134 million euros was from dividends and on the other hand cash outflows of 790 million euros, mainly, due to capital increases of Group companies.

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
CVA or Credit Valuation Adjustment is the method used to measure credit risk for both counterparties and Telefonica in order to determine the fair value of the derivatives portfolio. This adjustment reflects the probability of default or the deterioration of the credit quality of both Telefonica and its counterparties. The simplified formula to calculate CVA is Expected Exposure times Probability of Default times Loss Given Default. In order to calculate these variables standard market practices are used.
When managing credit risk, Telefonica considers the use of CDS, novations, derivatives with Break Clauses and signing CSA´s under certain conditions.
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

The Telefónica Group considers customer credit risk management as a key element to achieve its business and customer base growth targets in a sustainable way. This management approach relies on the active evaluation of the risk-reward balance within the commercial operations and on the adequate separation between the risk ownership and risk management functions.
Formal delegation of authority procedures and management practices are implemented in the different Group companies, taking into account benchmark risk management techniques but adapted to the local characteristics of each market. Commercial debtors that may cause a relevant impact on the Telefónica Group consolidated financial statements and increased risk profile products - due to customer target, term, channels or other commercial characteristics - are subject to specific management practices in order to mitigate the exposure to credit risk.
This customer credit risk management model is embedded in the day-to-day operational processes of the different companies, where the credit risk assessment guides both the product and services available for the different customers and the collection strategy.
The Telefónica Group’s maximum exposure to credit risk is initially represented by the carrying amounts of the financial assets (Notes 11 and 13) and the guarantees given by the Telefónica Group.
Several Telefónica Group companies provide operating guarantees granted by external counterparties, which are offered during their normal commercial activity, in bids for licenses, permits and concessions, and spectrum acquisitions. At December 31, 2017, these guarantees amounted to approximately 5,144 million euros (5,134 million euros at December 31, 2016).
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
Derivatives policy
At December 31, 2017, the nominal value of outstanding derivatives with external counterparties amounted to 145,166 million equivalent, a 4.6% decrease from December 31, 2016 (152,096 million euros equivalent). This figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying liability. For example, a foreign currency loan can be hedged into floating rate, and then each interest rate period can be fixed using a fixed rate hedge, or FRA (forward rate agreement) The high volume is also due to the fact that when a derivative transaction is cancelled, the company may either cancel the derivative or take the opposite position, which cancels out the variability thereof. The second option is usually chosen in order to cut costs. Even using such techniques to reduce the position, it is still necessary to take extreme care in the use of derivatives to avoid potential problems arising through error or a failure to understand the real position and its associated risks. The main principles in the management of derivatives are detailed as follow:
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
7) Cancellation of derivatives.
When a derivative transaction is cancelled, the company may:

•	Cancel the derivative and pay its market value.

•	Take the opposite position which cancels out the variability thereof, if cancellation costs are high or if it is recommended for operating or business reasons.

The breakdown of the financial results recognized in 2017, 2016 and 2015 is as follows:

Millions of euros	2017	2016	2015
Interest income	638	723	1,068
Dividends received	16	19	30
Other financial income	17	38	250
Subtotal	671	780	1,348
Changes in fair value of financial assets at fair value through profit or loss	35	438	(317)
Changes in fair value of financial liabilities at fair value through profit or loss	(97)	(463)	189
Transfer from equity to profit and loss from cash flow hedges (*)	(162)	(238)	(207)
Transfer from equity to profit and loss from available-for-sale assets and others	(33)	(136)	539
Gain/(loss) on fair value hedges	(150)	(26)	62
(Loss)/gain on adjustment to items hedged by fair value hedges	194	(6)	24
Subtotal	(213)	(431)	290
Interest expenses	(1,975)	(2,225)	(3,146)
Ineffective portion of cash flow hedges	(10)	1	—
Accretion of provisions and other liabilities	(453)	(466)	(313)
Other financial expenses	(310)	(365)	(520)
Subtotal	(2,748)	(3,055)	(3,979)
Net finance costs excluding foreign exchange differences and hyperinflationary adjustments	(2,290)	(2,706)	(2,341)
(*)The difference in 2016 between this amount and the impact in the consolidated statement of comprehensive income (184 million euros) is because of recycling the hedges related to the operation of Telefónica United Kingdom, recorded in the exchange differences account in the consolidated income statement.

The breakdown of Telefónica’s derivatives at December 31, 2017, their fair value at year-end and the expected maturity schedule is as set forth in the table below:

2017
Millions of euros	Fair value (**)	Notional amount Maturities (*)
Derivatives		2018	2019	2020	Subsequent years	Total
Interest rate hedges	(285)	(1,596)	(901)	1,563	1,701	767
Cash flow hedges	140	(1,015)	(658)	1,399	3,778	3,504
Fair value hedges	(425)	(581)	(243)	164	(2,077)	(2,737)
Exchange rate hedges	339	(220)	547	2,219	4,720	7,266
Cash flow hedges	344	1,700	621	2,219	4,720	9,260
Fair value hedges	(5)	(1,920)	(74)	—	—	(1,994)
Interest and exchange rate hedges	(546)	344	963	952	4,419	6,678
Cash flow hedges	(422)	344	963	800	3,744	5,851
Fair value hedges	(124)	—	—	152	675	827
Net investment Hedges	—	(140)	—	—	—	(140)
Other Derivatives	(13)	(2,431)	1,840	(495)	(2,451)	(3,537)
Interest rate	(109)	(3,035)	1,840	(495)	(3,051)	(4,741)
Exchange rate	26	(209)	—	—	—	(209)
Others	70	813	—	—	600	1,413
(*) For interest rate hedges, the positive amount is in terms of fixed “payment.” For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.
(**) Positive amounts indicate payables.

The positive fair value of the Telefónica Group derivatives at December 31, 2017 amounted to 505 million euros (accounts receivable). The variation versus the previous year end represents a reduction of 2,896 million euros mainly due to the dollar devaluation against the euro. This variation is offset mainly by the variation of the different Telefónica Group issues and loans performed in dollars.
Net financial debt as of December 31, 2017 includes a positive value of the derivatives portfolio for a net amount of 505 million euros. This amount includes a negative value of 104 million euros due to hedges (cross currency swaps) to tranfer financial debt issued in foreign currency to local currency.
Derivatives arranged by the Group at December 31, 2017 are detailed in Appendix IV.

The breakdown of Telefónica’s derivatives at December 31, 2016, their fair value at year-end and the expected maturity schedule are as set forth in the table below:

2016
Millions of euros	Fair value (**)	Notional amount Maturities (*)
Derivatives		2017	2018	2019	Subsequent years	Total
Interest rate hedges	(407)	(535)	(481)	(653)	667	(1,002)
Cash flow hedges	172	(505)	150	(417)	3,597	2,825
Fair value hedges	(579)	(30)	(631)	(236)	(2,930)	(3,827)
Exchange rate hedges	(1,038)	823	1,170	359	2,760	5,112
Cash flow hedges	(1,062)	1,028	1,170	359	2,760	5,317
Fair value hedges	24	(205)	—	—	—	(205)
Interest and exchange rate hedges	(1,842)	(260)	24	1,149	4,273	5,186
Cash flow hedges	(1,707)	(277)	309	1,160	4,215	5,407
Fair value hedges	(135)	17	(285)	(11)	58	(221)
Net investment Hedges	(7)	(2,309)	(33)	(36)	—	(2,378)
Other Derivatives	(107)	1,256	(332)	(437)	(2,702)	(2,215)
Interest rate	9	1,232	(471)	(456)	(2,818)	(2,514)
Exchange rate	(101)	(574)	139	19	116	(299)
Others	(15)	598	—	—	—	598
(*) For interest rate hedges, the positive amount is in terms of fixed “payment.” For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.
(**) Positive amounts indicate payables.
The fair value of the Telefónica Group derivatives at December 31, 2016 amounted to a positive MTM (accounts receivable) of 3,401 million euros.

Note 17. Income tax matters
Pursuant to a Ministerial Order dated December 27, 1989, Telefónica, S.A. files consolidated tax returns in Spain for certain Group companies. The consolidated tax group comprised 45 companies at December 31, 2017 (58 companies at December, 31 2016).
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
Deferred taxes movement
The movements in deferred taxes in the Telefónica Group in 2017 and 2016 are as follows:

Millions of euros	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2016	8,229	2,395
Additions	1,702	579
Disposals	(1,711)	(413)
Transfers	(196)	(391)
Translation differences and hyperinflation adjustments	(211)	(70)
Company movements and others	7	45
Balance at December 31, 2017	7,820	2,145

Millions of euros	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2015	8,675	2,550
Additions	2,141	327
Disposals	(2,325)	(519)
Transfers	(194)	(12)
Translation differences and hyperinflation adjustments	(28)	14
Company movements and others	(40)	35
Balance at December 31, 2016	8,229	2,395

Main changes registered in 2017
After the early termination of the contract with PARAPAT (refer to Note 2), Colombia Telecomunicaciones, S.A. ESP derecognized tax credits due to temporary differences associated with the debt with PARAPAT amounting to 324 million euros, and recognized tax credits for negative tax bases and temporary differences of 233 million euros and 63 million euros, respectively. Besides, after the completion of a deferred tax asset recoverability analysis, based in the Company financial projections, tax losses carryforwards amounting to 163 million euros have also been capitalized.
Telefónica Brasil recognized tax credits for loss carryforwards amounting to 198 million euros, mainly generated in the year. On the other hand, the evolution of temporary differences resulted in additions and disposals of deferred tax assets amounting to 258 million euros and 281 million euros, respectively. In addition, Telefónica Brasil recognized deferred tax liabilities amounting to 317 million euros, mainly related to the tax amortization of goodwill.
After the merger through absorption of its subsidiary Telefónica Móviles Chile, S.A., Inversiones Telefónica Móviles Holding, S.A. recognized deferred tax assets totaling 193 million euros.
The deferred tax assets of Telefónica Germany decreased from 427 million euros at December 31, 2016 to 162 million euros at December 31, 2017, mainly due to the evolution of temporary differences for the tax amortization of intangible assets.
Given that Venezuela is considered a hyperinflationary economy, the financial statements of Telefónica Venezolana are adjusted for inflation (see Note 3.a). The hyperinflation adjustment is not deductible according to the present tax regime in Venezuela, thus it generates deferred taxes for the differences between the accounting value and the tax value of the net assets. These deferred taxes do not represent a cash outflow and the net impact in equity will be neutral when the assets are totally amortized. The movement of these deferred taxes in 2017 generated a tax expense of 138 million euros (see Note 2).
The additions of deferred tax assets included tax credits recognized in the amount of 82 million euros by the German company Group 3G UMTS Holding GmbH. Furthermore, this company applied tax loss carryforwards in 2017 amounting to 78 million euros.
In 2017 the additions of deferred tax assets recognized in the amount of 84 million euros were the result of the provisions recognized during the year in relation to the various workforce restructuring plans of the companies included in the tax group in Spain (see Note 15).
The disposals of deferred tax assets in 2017 also included the impact of the Group’s labor force reduction plans in Spain, amounting to 192 million euros.
Furthermore, in compliance with the sixteenth transitional provision of this amended Royal Decree-Law, which requires the inclusion of one-fifth of the investment portfolio impairment losses which had been deductible in the tax base before January 1, 2013, the Group reclassified 229 million euros of deferred tax liabilities in order to recognize a higher tax payable to the Spanish tax authorities, corresponding to one-fifth of the tax losses affected by this law.
The companies in the Spanish tax group recognized on disposals deferred tax assets totaling 134 million euros in 2017, as a result of the limit placed on deductible financial expenses.
The movements relating deferred tax recognized directly in equity in 2017 amounted to 24 million euros of additions and 96 million euros of disposals.
Main changes registered in 2016
Among other changes, the amendment to the Spanish Corporate Income Tax Law by Royal Decree-Law (RDL) 3/2016, of 2 December, limited the use of tax loss carryforwards to 25%. As a result of the testing on the recoverability of deferred tax assets, carried out by the Group under the new legislative framework, it derecognized deferred tax assets relating to tax loss carryforwards amounting to 866 million euros.
Furthermore, in compliance with the sixteenth transitional provision of this amended Royal Decree-Law, which requires the inclusion of one-fifth of the investment portfolio impairment losses which had been deductible in the tax base before January 1, 2013, the Group reclassified 237 million euros of deferred tax liabilities in order to recognize a higher tax payable to the Spanish tax authorities, corresponding to one-fifth of the tax losses affected by this law.
Likewise, as a result of the testing on the recoverability mentioned before, the Group capitalized tax deductions in the companies of the tax group in Spain amounting to 755 million euros, which had yet to be recognized at December 31, 2015.
In 2016 the additions of deferred tax assets recognized in the amount of 334 million euros were the result of the provisions recognized during the year in relation to the various workforce restructuring plans of the companies included in the tax group in Spain (see Note 15).
The companies in the Spanish tax group recognized on disposals deferred tax assets totaling 134 million euros in 2016, as a result of the limit placed on deductible financial expenses.
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
The disposals of deferred tax liabilities in 2016 included 112 million euros corresponding to the tax on dividends to foreign beneficiaries in Argentina, repealed during the year.

The movements relating deferred tax recognized directly in equity in 2016 amounted to 69 million euros of additions and 64 million euros of disposals.
Expected realization of deferred tax assets and liabilities
In the majority of cases, realization of the Group’s deferred tax assets and liabilities depends on the future activities carried out by the different companies, on tax regulations in the different countries in which these companies operate, and on the strategic decisions affecting the companies. Under the assumptions made, the estimated realization of deferred tax assets and liabilities recognized in the consolidated statement of financial position at December 31, 2017 is as follows:

Millions of euros	Total	Less than 1 year	More than 1 year
Deferred tax assets	7,820	922	6,898
Deferred tax liabilities	2,145	(86)	2,231
Deferred tax assets
Deferred tax assets in the accompanying consolidated statements of financial position include the tax loss carryforwards, unused tax credits recognized and deductible temporary differences recognized at the end of the reporting period.

Millions of euros	12/31/2017	12/31/2016
Tax credits for loss carryforwards	2,776	2,513
Unused tax deductions	1,858	1,727
Deferred tax assets for temporary differences	3,186	3,989
Total deferred tax assets	7,820	8,229
Tax credits for loss carryforwards
The movements in Tax credits for loss carryforwards in the Telefónica Group in 2017 and 2016 are as follows:

Location of the company (Millions of euros)	Balance at 12/31/2016	Additions	Reversals	Perimeter changes	Translation differences and other	Balance at 12/31/2017
Spain	1,617	—	(114)	(1)	(2)	1,500
Germany	550	82	(160)	—	—	472
Hispanoamérica	321	675	(53)	—	(144)	799
Other countries	25	—	(20)	—	—	5
Total tax credits for loss carryforwards	2,513	757	(347)	(1)	(146)	2,776

Location of the company (Millions of euros)	Balance at 12/31/2015	Additions	Reversals	Perimeter changes	Translation differences and other	Balance at 12/31/2016
Spain	2,520	2	(866)	—	(39)	1,617
Germany	413	226	(89)	—	—	550
Hispanoamérica	192	157	—	—	(28)	321
Other countries	24	6	(2)	—	(3)	25
Total tax credits for loss carryforwards	3,149	391	(957)	—	(70)	2,513

The Spanish tax group had unused tax loss carryforwards at December 31, 2017 amounting to 11,132 million euros:

Million of euros	Total	Less than 1 year	More than 1 year
Tax loss carryforwards generated in the tax group	8,077	237	7,840
Tax loss carryforwards generated before consolidation in the tax group	3,055	—	3,055
In 2016, after the amendment to the Spanish Corporate Income Tax Law by Royal Decree-Law 3/2016, of December 2, that limits the use of tax loss carryforwards to 25% and as a result of the testing on the recoverability of deferred tax assets, carried out by the Group under the new legislative framework, deferred tax assets relating to tax loss carryforwards were derecognized, amounting to 866 million euros.
In 2017, as a result of the testing on the recoverability of deferred tax assets, carried out by the Group under the new legislative framework, it has derecognized deferred tax assets relating to tax loss carryforwards amounting to 98 million euros. Total tax credits for loss carryforwards in Spain in the statement of financial position at December 31, 2017 amounted to 1,500 million euros (1,617 million euros at December 31, 2016). Total unrecognized tax credits of the Spanish tax group amounted to 1,283 million euros at December 31, 2017. These tax credits do not expire.
The Group companies in Germany have recognized 472 million euros of tax credits for loss carryforwards at December 31, 2017. Total unrecognized tax credits for loss carryforwards of these companies amount to 6,500 million euros. These tax credits do not expire.
Recognized tax credits in the consolidated statement of financial arising from the Latin American subsidiaries at December 31, 2017 amounted to 799 million euros. Total unrecognized tax credits for tax loss carryforwards in Latin America amount to 165 million euros.
Deductions
The Group has recognized 1,858 million euros corresponding to the total amount of unused tax deductions at December 31, 2017, of the tax group in Spain, generated primarily from export activity, R+D+i, double taxation and donations to non-profit organizations.
In 2017 and 2016, tax credits from deductions were recognized, in the amount of 71 and 755 million euros, respectively.
Temporary differences
The sources of deferred tax assets and liabilities from temporary differences recognized at December 31, 2017 and 2016 are as follows:

Millions of euros	12/31/2017	12/31/2016
Goodwill and intangible assets	1,044	1,347
Property, plant and equipment	1,139	1,243
Personnel commitments	1,562	1,665
Provisions	1,079	1,134
Investments in subsidiaries, associates and other shareholdings	4	—
Inventories and receivables	301	356
Other	746	1,154
Total deferred tax assets for temporary differences	5,875	6,899
Deferred tax assets and liabilities offset	(2,689)	(2,910)
Total deferred tax assets for temporary differences registered in the statement of financial position	3,186	3,989

Millions of euros	12/31/2017	12/31/2016
Goodwill and intangible assets	2,192	2,308
Property, plant and equipment	1,168	1,190
Personnel commitments	35	34
Provisions	42	31
Investments in subsidiaries, associates and other shareholdings	1,015	1,299
Inventories and receivables	53	85
Other	329	358
Total deferred tax liabilities for temporary differences	4,834	5,305
Deferred tax assets and liabilities offset	(2,689)	(2,910)
Total deferred tax liabilities for temporary differences registered in the statement of financial position	2,145	2,395

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
Tax payables and receivables
Current tax payables and receivables at December 31, 2017 and 2016 are as follows:

Millions of euros	Balance at 12/31/2017	Balance at 12/31/2016
Taxes payable
Tax withholdings	154	81
Indirect taxes	1,030	1,086
Social security	151	157
Current income taxes payable	580	486
Other	426	522
Total	2,341	2,332

Millions of euros	Balance at 12/31/2017	Balance at 12/31/2016
Tax receivables
Indirect tax	618	790
Current income taxes receivable	618	601
Other	139	142
Total	1,375	1,533

Reconciliation of book profit before taxes to taxable income
The reconciliation between book profit before tax and the income tax expense from continuing operations for 2017, 2016 and 2015 is as follows:

Millions of euros	2017	2016	2015
Accounting profit before tax	4,597	3,245	906
Tax expense at prevailing statutory rate	1,310	897	209
Permanent differences	(186)	(42)	177
Changes in deferred tax charge due to changes in tax rates	19	1	(8)
(Capitalization)/reversal of tax deduction and tax relief	(79)	(762)	453
(Capitalization)/reversal of loss carryforwards	(123)	714	(1,200)
(Increase)/decrease in tax expense arising from temporary differences	157	(8)	72
Other	121	46	452
Income tax expense	1,219	846	155
Breakdown of current/deferred tax expense
Current tax expense	968	1,012	1,753
Deferred tax expense / (benefit)	251	(166)	(1,598)
Total income tax expense	1,219	846	155
“Other” in 2015 includes the impacts of the inspections in the tax group in Spain and the provision recognized in Telefónica del Perú.
Tax deductibility of financial goodwill in Spain
The tax regulations added a new article 12.5 to its Corporate Income Tax Law, which came into force on January 1, 2002. The article regulated the deductibility of tax amortization of financial goodwill arising from the acquisition of non-Spanish companies, which could be amortized over 20 years at 5% per annum. Following the entry into force of the Laws 9/2011 of August 19, 2011 and 16/2013 of October 29, 2013, the amount of goodwill amortization deductible for tax purposes under article 12.5 for the years 2011 to 2015 was reduced from 5% to 1%. The effect is temporary because the 4% not amortized during five years (20% in total) will be recovered extending the deduction period from the initial 20 years to 25 years.
The Telefónica Group, under this regulation, has been amortizing for tax purposes the financial goodwill from its investments, both direct and indirect, in O2, BellSouth and Coltel (prior to December 21, 2007) and Vivo (acquired in 2010). The positive accumulated effect in the corresponding settlements of corporate income tax from 2004 to the closing of December 31, 2017, was 1,226 million euros.
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
As of the date of these consolidated financial statements, the three decisions continue subject to a final ruling. The first two were annulled by two judgments of the General Court of the European Union, which were appealed by the EC before the Court of Justice of the European Union and sent again to the General Court by the Judgment dated December 21, 2016, to reassess the tax incentive. The third decision is still pending a judgment at first instance. Furthermore, there are doubts in the Spanish courts regarding the classification of the incentive as a deduction and if this deduction would remain in the case of a subsequent transfer of the relevant stake.
The Group has continued provisioning the amount of the goodwill amortized for tax purposes, corresponding mainly to the purchase of Vivo, for a total of 215 million euros at December 31, 2017 (147 million euros at December 31, 2016).

Inspections of the tax group in Spain
In 2012, tax inspections for all taxes for the years 2005 to 2007 were completed, with the Company signing off a corporate income tax assessment of 135 million euros, which was paid in 2012, whilst disputing other adjustments with which it disagreed. Although the settlement agreement for the disputed tax assessment did not give rise to any tax payment, since the adjustments proposed were offset by unused tax loss carryforwards, the Company filed an appeal with the Central Economic-Administrative Court against these adjustments in May 2015, regarding the tax treatment of the “juros sobre el capital propio” (interest on own capital) as dividends.
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
In June 2017 the Company received an order of the Audiencia Nacional extending the effects of its ruling from February 27, 2014 from another tax payer to the individual legal status of Telefónica, in connection with the “Juros sobre el capital propio” (interest on own capital). As a consequence of the aforementioned, the Audiencia Nacional has voided the corporate income tax assesment for the years 2005 to 2007 and 2008 to 2011 related to “Juros sobre el capital propio” settled by the tax authorities.
With respect to the use of tax loss carryforwards in the years subject to settlement during the inspection 2008 to 2011, still under litigation, in November 2017 the Company brought a judicial appeal to the Audiencia Nacional, against the alleged dismissal of the claim in the absence of a reply from the authorities.
At 2017 year end, it is not expected that there is any need to recognize additional liabilities for the outcome of this litigation.
Tax litigation in Telefónica Brazil
State taxes
The Telefónica Group is involved in a range of tax litigation in Brazil over direct and indirect taxes (including those relating to GVT). This includes a number of appeals relating to ICMS tax (a tax similar to VAT, levied on telecommunications services). There is a dispute with the Brazilian tax authorities over which services should be subject to settlement of this tax.
To date the most significant issues have focused on the requirement to collect ICMS on penalties charged to customers for non-compliance, Internet advertising services, and complementary or additional services to the basic telecommunications services such as value-added services, modem rental, and the application of this tax on the basic fee (assinatura básica). In the case of the latter (assinatura básica), there is a pending case before the Supreme Court including Oi, which could affect other companies of the telecommunications sector.
All related procedures are being contested in all instances (administrative and court proceedings). The aggregate amount of the relevant proceedings, updated to take into account interest, fines and other items, is approximately 18,968 million Brazilian reais (approximately 4,781 million euros, see Note 15). Telefónica Brazil has obtained independent expert reports supporting its position, i.e. that the aforesaid services are not subject to ICMS.
Federal taxes
Regading the income tax (federal tax) the tax authorities proposed adjustments in relation to the tax amortization in 2011 and 2012 of the goodwill generated by Telefónica Brasil's acquisition and merger with Vivo. The tax inspections were conducted in 2016 and 2017 and the accumulated amount at December 31, 2017 is 4,744 million Brazilian reais (approximately 1,196 million euros). This proceedings are at the administrative stage and no provisions have been made since the potential risk associated to them has been classified as "not probable" and Telefónica Brazil has received independent expert reports that support this view.

Tax litigation in Telefónica del Perú
With regard to tax matters in Peru, litigation continues over corporate income tax for 2000 and 2001, payments on account in respect of the year 2000, recoverable balances for 1998 and 1999, and the interest and penalties that should apply to these.
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
The settlements carried out by SUNAT for 2000 and 2001 are in the final stage of the legal process (under review by the Supreme Court) and a ruling has not yet been released in 2017.
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
In the context of these execution processes, in June 2015 the tax authorities issued Compliance Resolutions demanding payment of 1,521 million Peruvian soles (approximately 431 million euros). An appeal was filed against this with the Tax Court, and the adoption of precautionary suspension measures duly requested from the legal authorities (as a definitive court ruling on these cases is currently pending). No ruling was made in relation to these appeals in 2017, whilst in January 2018 the Tax Court suspended payment until the final ruling of the Supreme Court.
Given the sentences and rulings handed down in June and August 2015, the Group decided to recognize a provision in the 2015 consolidated financial statements, that at December 31, 2017 amounted to 1,653 million Peruvian soles (approximately 425 million euros, see Note 15).
Years open for inspection in the Group companies
The years open for review by the tax inspection authorities for the main applicable taxes vary from one consolidated company to another, based on each country’s tax legislation, taking into account their respective statute-of-limitations periods. In Spain, following the tax audit completed in 2015, the taxes from 2012 onwards are open to inspection with respect to the main companies of the Spanish tax group.
In the other countries in which the Telefónica Group has a significant presence, the years open for inspection by the relevant authorities are generally as follows:

•	The last thirteen years in Germany.

•	The last nine years in United Kingdom.

•	The last seven years in Argentina.

•	The last six years in Ecuador.

•	The last five years in Brazil, Mexico, Uruguay, Colombia and the Netherlands.

•	The last four years in Venezuela, Peru, Guatemala, Nicaragua and Costa Rica.

•	The last three years in Chile, El Salvador, the United States and Panama.
The tax inspection of the open years is not expected to give rise to additional material liabilities for the Group.

Note 18. Revenue and expenses
Revenues
The breakdown of “Revenues” is as follows:

Millions of euros	2017	2016	2015
Rendering of services	47,175	47,321	49,681
Net sales	4,833	4,715	5,235
Total	52,008	52,036	54,916
Other income
The breakdown of “Other income” is as follows:

Millions of euros	2017	2016	2015
Own work capitalized	863	867	946
Gain on disposal of companies	3	228	18
Gain on disposal of other assets	176	130	298
Government grants	23	28	33
Other operating income	424	510	716
Total	1,489	1,763	2,011
“Gain on disposal of companies” in 2016 includes the gain on disposal of Telefónica Media Argentina, S.A. and Atlántida Comunicaciones, S.A., holding companies of the Group’s stake in Televisión Federal, S.A. (Telefé), amounting to 199 million euros.
“Gain on disposal of other assets” includes gains from the sale of telephone towers of 7 million euros, 1 million euros and 65 million euros in 2017, 2016 and 2015, respectively. In 2015 it is also included the result of a spectrum swap with AT&T carried out by Telefónica Móviles México, amounting to 79 million euros.
“Other operating income” in 2015 included the registered result from the difference between the preliminary purchase price of E-Plus estimated at the end of the valuation period and the final price agreed with KPN, which amounted to 104 million euros. In 2015 it is also included an income resulting from the expiration of an account payable in Telefónica Brazil, amounting to 98 million euros.
Other expenses
The breakdown of “Other expenses” is as follows:

Millions of euros	2017	2016	2015
Leases	1,069	1,076	1,163
Advertising	1,211	1,256	1,367
Other external services	10,445	10,436	11,586
Taxes other than income tax	1,285	1,136	1,232
Change in trade provisions	863	799	831
Losses on disposal of fixed assets and changes in provisions for fixed assets	44	71	39
Goodwill impairment (Note 7)	—	215	104
Other operating expenses	509	352	480
Total	15,426	15,341	16,802
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

Estimated payment schedule
The estimated payment schedule in millions of euros for the next few years on operating leases and purchase and other contractual commitments (non-cancellable without penalty cost) are as follows:

12/31/2017	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Telefónica Brazil	3,451	514	1,001	718	1,218
Telefónica Germany	2,340	520	660	453	707
Telefónica Hispanoamérica	1,793	376	582	409	426
Telefónica Spain	621	104	201	164	152
Telefónica United Kingdom	464	139	135	79	111
Others	430	86	144	89	111
Operating lease obligations(1)	9,099	1,739	2,723	1,912	2,725
Purchase and other contractual obligations(2)	11,373	5,326	2,957	1,421	1,669
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
At December 31, 2017, the present value of future payments for Telefónica Group operating leases was 7,344 million euros (2,239 million euros in Telefónica Brazil, 2,258 million euros in Telefónica Germany, 1,408 million euros in Telefónica Hispanoamérica, 604 million euros in Telefónica Spain, 432 million euros in Telefónica United Kingdom and 403 million euros in other companies classified as “Others” on the table above).
The main finance lease transactions are described in Note 22.
Headcount
The table below presents the breakdown of the Telefónica Group’s average number of employees by segment (see Note 4) in 2017, 2016 and 2015, together with total headcount at December 31 each year.

	2017		2016		2015
	Average	Year-end	Average	Year-end	Average	Year-end
Telefónica Spain	28,084	27,291	30,214	28,772	31,354	32,171
Telefónica United Kingdom	6,776	6,687	7,454	7,075	7,677	7,616
Telefónica Germany	8,653	8,535	8,341	8,517	9,941	8,557
Telefónica Brazil	33,991	34,125	34,247	33,782	28,488	33,847
Telefónica Hispanoamérica	38,043	37,539	38,889	38,901	38,232	37,951
Other companies	9,824	8,541	12,975	10,276	17,877	17,364
Total	125,371	122,718	132,120	127,323	133,569	137,506
The Group consolidates GVT and DTS from May 2015 (see Note 5). The number of employees of GVT and DTS at that date was 18,179 and 1,818, respectively.
Of the final headcount at December 31, 2017, approximately 37.7% are women (37.6% at December 31, 2016).
At December 31, 2017, the number of employees with disabilities is 842 (239 in Spain).

Depreciation and amortization
The breakdown of “Depreciation and amortization” on the consolidated income statement is as follows:

Millions of euros	2017	2016	2015
Depreciation of property, plant and equipment (Note 8)	5,953	5,951	6,071
Amortization of intangible assets (Note 6)	3,443	3,698	3,633
Total	9,396	9,649	9,704

Earnings per share
Basic earnings per share amounts are calculated by dividing (a) the profit for the year attributable to equity holders of the parent, adjusted for the net coupon corresponding to the undated deeply subordinated securities and for the interest cost accrued in the period in relation to the debt component of the mandatorily convertible notes of the parent company (which matured on September 25, 2017, see note 12) by (b) the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued upon the conversion of the said mandatorily convertible notes from the date of their issuance.
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
Both basic and diluted earnings per share attributable to equity holders of the parent are calculated based on the following data:

Millions of euros	2017	2016	2015
Profit attributable to ordinary equity holders of the parent from continuing operations	3,132	2,369	616
Adjustment for the net coupon corresponding to undated deeply subordinated securities	(277)	(257)	(250)
Adjustment for the financial expense of the debt component of the mandatorily convertible notes	1	1	2
Total profit attributable to ordinary equity holders of the parent for basic and diluted earnings per share from continuing operations	2,856	2,113	368

Thousands
Number of shares	2017	2016	2015
Weighted average number of ordinary shares (excluding treasury shares) for basic earnings per share	5,110,188	4,909,254	4,931,472
Adjustment for mandatorily convertible notes	—	151,265	139,116
Adjusted number of shares for basic earnings per share (excluding treasury shares)	5,110,188	5,060,519	5,070,588
Telefónica, S.A. share option plans	—	2,716	5,093
Weighted average number of ordinary shares outstanding for diluted earnings per share	5,110,188	5,063,235	5,075,681
For the purposes of calculating the earnings per share (basic and diluted), the weighted average number of shares outstanding is retrospectively adjusted for transactions that have changed the number of shares outstanding without a corresponding change in equity, as if such transactions had occurred at the beginning of the earliest period presented. Such is the case of the bonus share issues carried out to meet the scrip dividends paid in 2015 and 2016 (see Note 12).

Thus, basic and diluted earnings per share attributable to equity holders of the parent are as follows:

Figures in euros	2017	2016	2015
Basic earnings per share	0.56	0.42	0.07
Diluted earnings per share	0.56	0.42	0.07

Note 19. Share-based payment plans
The main share-based payment plans in place in the 2015-2017 period are as follows:
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
The first phase expired on September 30, 2017. The maximum number of shares assigned to this phase of the plan was 6,927,953 shares assigned on October 1, 2014, with a fair value of 6.82 euros per share. Delivery of shares was not required at the end of the phase according to the general conditions of the plan; therefore managers did not receive any shares.
With regard to the second phase of this plan, the maximum number of shares allocated (including the amount of co-investment) and the number of shares outstanding at December 31, 2017 are set out below:

Phase / assignment date	No. of shares assigned	Outstanding shares at 12/31/2017	Unit fair value	End date
2nd phase / October 1, 2015	6,775,445	5,021,426	6.46	September 30, 2018
c) Telefónica, S.A. global share plan: “Global Employee Share Plan III” (2015-2017)
The Telefónica, S.A. Ordinary General Shareholders’ Meeting on May 30, 2014 approved a new voluntary plan for incentivized purchases of shares for the employees of the Group. Under this Plan, employees were offered the option to acquire Telefónica, S.A. shares during a twelve month period (the acquisition period), with the company undertaking to deliver a certain number of free shares to participants, subject to certain requirements. Each employee was limited to buying a maximum of 1,800 euros in Telefónica, S.A. shares, subject to a minimum of 300 euros. The employees that remained part of the Telefónica Group and held on to the shares for one year following the acquisition period (the shareholding period), were entitled to receive one free share for each share they acquired and retained throughout the shareholding period.
The acquisition period commenced in July 2015 and ended in June 2016. The share holding period ended in August 2017. 27,018 employees on the scheme were rewarded with a total of 3,187,055 Telefónica shares, valued at approximately 33 million euros at the time they were delivered.
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
The first phase expired on September 30, 2017. The maximum number of shares assigned to this phase of the plan was 556,795 shares assigned on October 1, 2014, with a fair value of 6.82 euros per share. Delivery of shares was not required at the end of the phase according to the general conditions of the plan.
The maximum number of shares assigned and the number of shares outstanding at December 31, 2017 is as follows:

Phase /assignment date	No. of shares assigned	No. of shares assigned at 12/31/17	Unit fair value	End date
2nd phase October 1, 2015	618,000	553,500	6.46	September 30, 2018

Note 20. Cash flow analysis
Net cash flow provided by operating activities
Net cash flow provided by operating activities amounted to 13,796 million euros in 2017, an increase of 3.4% on the 13,338 million of 2016, which itself was a decrease on the figure of 2.0% recognized in 2015.
The detail of net cash flow provided by operating activities is the following:

Millions of euros	2017	2016	2015	Var 17 vs 16	Var 16 vs 15
Cash received from operations	63,456	63,514	67,582	(0.1%)	(6.0%)
Cash paid from operations	(46,929)	(47,384)	(50,833)	(1.0%)	(6.8%)
Cash paid to suppliers	(40,508)	(40,831)	(43,650)	(0.8%)	(6.5%)
Cash paid to employees	(5,725)	(5,815)	(6,462)	(1.5%)	(10.0%)
Payments related to cancellation of commitments	(696)	(738)	(721)	(5.7%)	2.4%
Net payments of interest and other financial expenses net of dividends received	(1,726)	(2,143)	(2,445)	(19.5%)	(12.4%)
Net interest and other financial expenses paid	(1,755)	(2,187)	(2,490)	(19.8%)	(12.2%)
Dividends received	29	44	45	(34.1%)	(2.2%)
Taxes paid	(1,005)	(649)	(689)	54.9%	(5.8%)
Net cash flow provided by operating activities	13,796	13,338	13,615	3.4%	(2.0%)
The changes in the main items included in the net cash flow from operating activities are as follows:

•
Cash received from operations in 2017 is in line with respect to the amount recognized in 2016 (-0.1% year on year). It is worth highlighting the continuation of the management of current assets through the factoring of collections and the monetization of income from sales financed.

Cash received from operations fell 6% in 2016 with respect to the amount recognized in 2015, mainly due to exchange rate changes. In addition, the Company continued its active working capital management policy, focused on factoring and the advance monetization of revenues from financed sales.

•
Cash paid from operations in 2017, was down 1.0% with respect to 2016, reflecting the continuity of the active management of current liabilities through payment terms agreements with the factoring company where these were discounted.

Cash paid from operations in 2016, was down 6.8% on 2015, principally as a result of changes in the exchange rate and due to the active management of current liabilities through improvements in the processes and agreements to extend payment terms with suppliers, or factoring companies when payments are discounted (Note 13).

•
Net payments of interest and other financial expenses net of dividends received in 2017 amounts to 1,726 million euros, decreasing 19.5% with respect to 2016 mainly due to the lower cost of debt in European and Latin America currencies.

Net payments of interest and other financial expenses net of dividends received in 2016, fell by 12.4% compared with 2015, largely due to the lower cost of debt in European currencies.

•	Taxes paid increase 356 million euros in 2017 with respect to 2016 mainly due to the absence of tax refunds in Spain and higher payment in Argentina in 2017.
Taxes paid fell 5.8% in 2016 compared to the payments made in 2015, mainly due to the lower payments in advance in Argentina and Brazil, and the exchange rate effect, offset by lower tax refunds and higher payments in advance in Spain.
Net cash flow used in investing activities
Net cash flow used in investing activities amounted to 10,245 million euros in 2017, an increase of 24.8% with respect to 2016 (8,208 million euros), a figure which represented a decrease of 36.5% on that of 2015 (12,917 million euros).

In respect of the main items included in the net cash flow used in investing activities, the detail is the following:

•	(Payments on investments)/proceeds from the sale in property, plant and equipment and intangible assets, net in 2017, decreased by 2.1% compared to 2016. The detail is the following:

Millions of euros	2017	2016	2015	Var 17 vs 16	Var 16 vs 15
Proceeds from the sale in property, plant and equipment and intangible assets	148	134	254	10.4%	(47.2%)
Payments on investments in property, plant and equipment and intangible assets	(9,140)	(9,321)	(10,510)	(2.0%)	(11.3%)
(Payments on investments)/proceeds from the sale in property, plant and equipment and intangible assets, net	(8,992)	(9,187)	(10,256)	(2.1%)	(10.4%)
Payments on investments in property, plant and equipment and intangible assets fell by 2.0% in 2017 compared to a year earlier. Spectrum license payments totaled 352 million euros in 2017, notably in Group companies in Colombia, related to the arbitration award amounting to 317 million euros (see Note 2).
Payments on investments in property, plant and equipment and intangible assets fell by 11.3% in 2016 compared to a year earlier, mainly due to lower payments in Telefónica Germany, which itself was due to the significant impact of spectrum licenses in 2015. Spectrum license payments totaled 349 million euros in 2016, notably in Group companies in Peru and Brazil.

•	The detail of proceeds on disposals of companies, net of cash and cash equivalents disposed and payments on investments in companies, net of cash and cash equivalents acquired is the following:

Millions of euros	2017	2016	2015
Sale of Televisión Federal, S.A. (Telefé) (see Note 18)	—	306	—
Proceeds arising from hedges associated with Telefónica United Kingdom	—	399	—
Sale of Yourfone GmbH	—	—	57
Sale of Telefónica Czech Republic	—	—	313
Sale of Telefónica Telecomunicaciones Públicas, S.A.U.	28	2	—
Others	12	60	(16)
Proceeds on disposals of companies, net of cash and cash equivalents disposed	40	767	354
Acquisition of DTS (see Note 5)	—	(36)	(697)
Acquisition of GVT (see Note 5)	—	—	(2,450)
Acquisition of Coltel affiliates (Note 5)	(85)	—	—
Acquisition of Minodes GmbH	(9)	—	—
Acquisition of Co-trade GmbH	(20)	—	—
Others	(14)	(18)	(34)
Payments on investments in companies, net of cash and cash equivalents acquired	(128)	(54)	(3,181)

•	The detail of proceeds on financial investments not included under cash equivalents and payments on financial investments not included under cash equivalents is the following:

Millions of euros	2017	2016	2015
Sale of stake in Indra	—	85	—
Sale of stake in China Unicom (Hong Kong) Limited (see Note 13)	72	322	—
Sale of stake in Telecom Italia, S.p.A.	—	—	1,025
Investments of Seguros de Vida y Pensiones Antares, S.A.	49	—	—
Others	175	82	117
Proceeds on financial investments not included under cash equivalents	296	489	1,142
Legal deposits	(75)	(104)	(86)
Investment in Mediaset Premium	—	(20)	(100)
Payment to shareholders of Telco, S.p.A.	—	—	(60)
Long term deposits	(150)	—	—
Collateral guarantees on derivatives	(709)	—	—
Others	(172)	(141)	(180)
Payments on financial investments not included under cash equivalents	(1,106)	(265)	(426)

•	Payments and proceeds on placements of cash surpluses not included under cash equivalents in 2017 and 2016 largely relate to placements made by Telefónica, S.A.
Net cash flow used in financing activities
Net cash flow used in financing activities amounted as net payment to 1,752 million euros, a decrease of 58.5% with respect to 2016.
In 2016, the negative cash flow used in financing activities amounted to 4,220 million increasing by 16.8% year-on-year, mainly due to the increase of financed operating payments in property, plant and equipment and intangible assets payments and the proceeds from the share capital increase of Telefónica S.A. and Telefônica Brasil, S.A.

•
The detail of dividends paid, proceeds from issue of share capital increase, payments and proceeds of treasury shares and other operations with shareholder and minority interest, and operations with other equity holders is the following:

Millions of euros	2017	2016	2015
Dividends paid byTelefónica, S.A. (*)	(1,904)	(2,395)	(2,237)
Payments to non-controlling interests of Telefônica Brasil, S.A.	(290)	(216)	(239)
Payments to non-controlling interests of Telefónica Deutschland Holding, A.G.	(229)	(263)	(267)
Payments to non-controlling interests of Telefónica Centroamérica Inversiones	(23)	(27)	(28)
Others	(13)	(5)	(4)
Dividends paid (see Note 12)	(2,459)	(2,906)	(2,775)
Share capital increase of Telefónica, S.A.	—	—	3,048
Share capital increase of Telefônica Brasil, S.A.	—	—	1,258
Others	2	—	(51)
Proceeds from share capital increase	2	—	4,255
Transactions with Telefónica, S.A. treasury shares (see Note 12 g)	—	(645)	(1,615)
Transactions with Telefónica Deutschland Holding, A.G. treasury shares	—	—	(133)
Transactions with Telefônica Brasil, S.A. treasury shares	—	—	(24)
Sale of 40% of Telxius Telecom, S.A. to Taurus Bidco S.à.r.l. (Note 2)	1,275	—	—
Others	(6)	(15)	—
(Payments)/proceeds of treasury shares and other operations with shareholders and with minority interests	1,269	(660)	(1,772)
Issuance of undated deeply subordinated securities (Note 12)	1,000	1,000	419
Payment of the coupon related to the issuances of undated deeply subordinated securities issued (See Note 12)	(354)	(344)	(336)
Operations with other equity holders	646	656	83
(*) This amount differs from that indicated in Note 12 because of withholding taxes deducted in the payment to certain major shareholders.

•
The detail of proceeds on issue of debentures and bonds, and other debts, proceeds on loans, borrowings and promissory notes, amortization of debentures and bonds, and other debts, repayments of loans, borrowings and promissory notes and financed operating payments and investments in property, plant and equipment and intangible assets payments is the following:

Millions of euros	2017	2016	2015
Issued under the EMTN program of Telefónica Emisiones, S.A.U. (see Appendix III) (*)	3,517	4,900	1,467
Issued of non-dilutive convertible debentures in Telefónica Participaciones, S.A.U. (Appendix III)	—	600	—
Issued under the SHELF program of Telefónica Emisiones, S.A.U. (see Appendix III) (*)	3,335	—	—
Issuance of Telefônica Brazil, S.A.	756	—	—
Others	782	193	135
Proceeds on issue of debentures and bonds, and other debts	8,390	5,693	1,602
Syndicated loan of 3,000 million euros by Telefónica, S.A. (see Note 13)	—	3,070	—
Syndicated loan of 2,500 million euros by Telefónica, S.A.	—	—	2,060
Syndicated loan of 3,000 million euros by Telefónica, S.A. (see Note 13)	—	1,280	1,890
Issuance of debt instruments in the local market by Telefónica Germany GmbH&Co OHG	—	—	300
Structured financing (see Note 13)	750	—	—
Syndicated loan of 750 million euros by Telefónica Germany (see Note 13)	650	—	—
Others	3,444	5,982	4,534
Proceeds on loans, borrowings and promissory notes (see Appendix V)	4,844	10,332	8,784
Repayments of debentures and bonds, and other debts	(6,687)	(6,873)	(3,805)
Syndicated loan of 3,000 million euros by Telefónica, S.A. (see Note 13)	—	(3,070)	—
Syndicated loan of 2,500 million euros by Telefónica, S.A.	(550)	—	(1,560)
Syndicated loan of 3,000 million euros by Telefónica, S.A. (see Note 13)	—	(1,980)	(1,190)
Loans paid by GVT	—	(93)	(1,766)
Syndicated loan of 750 million euros by Telefónica Germany GmbH (see Note 13)	(700)	—	—
Others	(5,461)	(3,363)	(5,342)
Repayments of loans, borrowings and promissory notes (see Appendix V)	(6,711)	(8,506)	(9,858)
Financed spectrum licences payments (Note 14)	(329)	(198)	(121)
Payments to suppliers with extended payment terms (Note 13)	(717)	(1,758)	(5)
Financed operating payments and investments in property, plant and equipment and intangible assets payments (see Note 13.2)	(1,046)	(1,956)	(126)
(*) Data converted at the exchange rate at the end of December 2017. The impact of the exchange rate with respect to the date of the transaction is included in the "Others" line within the same sub-heading.

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
The contingencies arising from the litigation and commitments described below were evaluated (see Note 3.m) when the consolidated financial statements for the year ended December 31, 2017 were prepared. The provisions recorded in respect of the commitments taken as a whole are not material.
The following unresolved legal proceedings or those underway in 2017 are highlighted (see Note 17 for details of tax-related cases):
Appeal against the decision by Agencia Nacional de Telecomunicações (“ANATEL”) regarding the inclusion of interconnection and network usage revenues in the Fundo de Universalização de Serviços de Telecomunicações (“FUST”)
Vivo Group operators (currently Telefônica de Brasil), together with other cellular operators, appealed ANATEL’s decision of December 16, 2005, to include interconnection and network usage revenues and expenses in the calculation of the amounts payable into the FUST (Fundo de Universalização de Serviços de Telecomunicações) –a fund which pays for the obligations to provide Universal Service- with retroactive application from 2000. On March 13, 2006, Regional Federal Court no. 1. granted a precautionary measure which stopped the application of ANATEL’s decision. On March 6, 2007, a ruling in favor of the wireless operators was issued, stating that it was not appropriate to include the revenues received by transfer from other operators in the taxable income for the FUST’s calculation and rejecting the retroactive application of ANATEL’s decision. On January 26, 2016, ANATEL filed an appeal to overturn this decision with Brasilia Regional Federal Court no. 1, which was also dismissed. On May 10, 2017 ANATEL appealed to the higher courts on the merits of the case.
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
The fixed operators filed an appeal to clarify that revenues obtained through interconnection and dedicated line operation should not be included in the calculation of the amounts payable to the FUST. In addition, the court was also requested to rule on two grounds which had not been analyzed in the initial decision: (i) that the FUST has become obsolete, among other reasons, by the advance of mobile telephony; and (ii) that amounts collected are not applied to the purpose for which the FUST was created, since only a very low percentage of the revenues collected by the FUST is used to finance fixed telephony. Although the petition for clarification was dismissed on August 23, 2016, the court noted that the FUST should not be funded with revenues from interconnection and dedicated line operation. ABRAFIX appealed to the higher courts on these two elements that had not been analyzed. ANATEL appealed all the holdings of the ruling to the higher courts.
The amount of the claim is quantified at 1% of the interconnection revenues.
Public civil procedure by the São Paulo government against Telefônica Brasil for alleged reiterated malfunctioning in services provided
This proceeding was filed by the Public Ministry of the State of São Paulo for alleged reiterated malfunctioning in the services provided by Telefônica Brasil, seeking compensation for damages to the customers affected. A general claim was filed by the Public Ministry of the State of São Paulo, for 1,000 million Brazilian reais (approximately 225 million euros), calculated on the company’s revenue base over the last five years.

In April 2010, a ruling against the Telefónica Group was issued in first instance. The full impact of this proceeding will not be known until there is a final ruling, and the total amount of persons affected by and party to the proceeding is known. At that moment, the amount of the indemnity will be established, ranging between 1,000 million and 60 million reais (approximately, between 225 and 13 million euros), depending on the number of parties. On May 5, 2010, Telefônica Brasil filed an appeal before the São Paulo Court of Justice, suspending the effect of the ruling.
On April 13, 2015, the appeal was judged in favor of Telefónica, by unanimous vote, reversing the earlier decision in the first instance.
The Public Prosecutor filed an extraordinary petition for review at the High Court of Brasilia which, on March 15, 2017, refused to consider the petition due to the lack of legal requirements.
Given that the Public Prosecutor did not appeal that refusal, the proceeding concluded in favour of Telefônica Brasil.
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
On November 23, 2016, the EC filed its response against the Telefónica´s appeal. On January 30, 2017, Telefónica filed its response. On March 9, 2017, the European Commission filed its rejoinder.
On December 13, 2017, the General Court dismissed the appeal filed by Telefónica. In the coming months the European Commission must issue a new resolution in accordance with the judgment of the General Court of June 2016, which urged the Commission to recalculate the amount of the fine.
Claim of consumers association "FACUA" against Telefónica de España in connection with the increase of the price of Movistar Fusión
On September 5, 2016, notification was given to Telefónica de España of a claim filed against it by the consumers association ("FACUA"). Through such claim, the association exercises an action to protect consumers' and users' collective interests stipulated in articles 11 of the Civil Procedure Act (Ley de Enjuiciamiento Civil) and 24.1 of the Consumer and Users Protection Act (Ley General de Defensa de los Consumidores y Usuarios) on the basis of alleged disloyalty towards the consumers, arising from the raising of the prices of the product "Movistar Fusión" from May 5, 2015, by an amount of 5 euros per month.The claim contains a declaratory statement stating that disloyalty arises from misleading advertising regarding the price rise, and a prohibitory injunction requesting that Telefónica de España be ordered not to apply such price rise and to prohibit its future application to all customers who became customers of Movistar Fusión prior to May 5, 2015. It contains, besides, a third statement, requesting Telefónica de España to be condemned to repay the excess amounts collected as a result of the rise in prices to those customers who have chosen to maintain the service contracted, together with accrued interest on such amount.
The claim was filed for an undetermined amount, given the impossibility of determining a priori the total amount of the claim. On October 28, 2016, Telefónica de España filed its response.
On April 5, 2017, the Court ruled in favour of Telefónica de España, upholding the objection of unsuitable action and ordering the dismissal of the action. FACUA appealed that ruling.
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
In March 2017, Telefónica was notified of the decision of the Supreme Court, which ordered the suspension of the effects of the unfavorable decision to Telefónica issued by the High Court.
Venten and Lexburg filed with the Supreme Court a motion to partially abolish the suspension of enforceability of the Decision of the High Court in Prague. On January 17, 2018, Telefónica filed its response seeking dismissal of such motion for lack of legal basis.
Claim by Entel against Telefónica de Argentina, SA
In 1999, Entel (the National Telecommunications Company of Argentina before its privatization) sued Telefónica de Argentina, SA ("TASA"), who was the licensee of the telecom service after the privatization process, seeking detailed and documented accounting and reimbursement of the amounts that it received from and on behalf of Entel after assuming the telecom service as a licensee, and of the amounts deducted as commissions.
In general terms, the items in dispute were the amounts that TASA charged on behalf of Entel soon after having taken possession as a licensee of the telecom service (i.e.; the consumptions charges for telecom services from prior customers of Entel, either billed or unbilled, but pending payment at the time of the privatization). Entel also challenged the commissions that TASA discounted to Entel in exchange for the service of collection of fees on behalf of Entel. Additionally, Entel also claimed several credits received by TASA which allegedly belonged to Entel and had not been transferred to TASA in the privatization process.
TASA replied arguing the inadmissibility of the accountability request, since such liquidations had previously been submitted to the Entel Liquidating Commission without being timely challenged.
In 2010, the Court of First Instance ruled in favor of Entel and held TASA accountable to Entel.
After exhausting all legal appeals available, TASA submitted the requested accounting to Entel, which was challenged by the national government on behalf of the liquidated Entel.
Several accounting drafts and cross-claims between the parties followed, with the intervention of a court-appointed expert accountant. After several court decisions, the intervening judge rejected TASA´s objections to the accounting presented by the national government and adopted the calculations made by Entel and the court-appointed expert.
Although this judicial decision was appealed, TASA´s appeal was dismissed by the Court of Appeals in October 2017, confirming, to a large extent, the accounting of Entel and the court-appointed expert, but also ordering Entel to recalculate interests, which has not been made yet. Specifically, the resolution of the Court accepted certain concepts that TASA had questioned and the application of a "judicial" interest rate (average passive rate), which implies a daily capitalization component, in detriment of the rate set forth in the privatization specifications which set a simple annual interest of 8% (which had even been used by the court-appointed expert and Entel in their calculations).
Although Entel has not yet submitted the new interest calculations required by the judge as of the date of this Annual Report, the approximate total amount of the claim considering its prior requests is estimated at 1,744 million Argentine pesos (71 million euros).
The resolution of the Court of Appeals exhausted the ordinary remedies available. TASA filed an extraordinary appeal, which was rejected in November 2017. TASA has submitted an exceptional appeal before the Argentine Supreme Court, although this appeal does not suspend the potential execution by Entel of prior rulings against TASA.
b) Other Proceedings
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
c) Commitments
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
Telefónica Latinoamérica Holding, S.L. as strategic partner of Colombia Telecomunicaciones, S.A. ESP
Pursuant to amendment nº 2 of the Framework Investment Agreement executed as of September 21, 2017, after the closing of the merger between Colombia Telecomunicaciones, S.A. ESP and Telefónica Móviles Colombia, S.A., the Colombian Government may, at any time, offer to Telefónica all or part of the shares it holds in the company, the latter being obliged to acquire them, (directly or via one of its subsidiaries) in the event that the increase in Colombia Telecomunicaciones, S.A. ESP's EBITDA (CAGR) is less than 5.75% in the measurement periods, and provided that during the twelve (12) months following the ordinary shareholders’ meetings during which the measurement was made, at least one of the following occurs: 1) Colombia Telecomunicaciones S.A. ESP has paid a brand fee or any other type of payment to the Strategic Partner for the use of its brands; or 2) Colombia Telecomunicaciones S.A. ESP orders and/or pays dividends with the favorable vote of the Strategic Partner.
From January 1, 2013, the Colombian Government can require Telefónica to vote in favor of the register of the shares of Colombia Telecomunicaciones, S.A. ESP in the National Securities and Issuer’s Registry and in the Colombia Stock Exchange.
In addition, (a) if Telefónica decides to dispose or transfer of all or part of its shareholding in Colombia Telecomunicaciones, S.A. ESP to third parties, Telefónica commits that: (i) the acquirer or transferee will be obliged to adhere to the Framework Investment Agreement; and (ii) that the acquirer or transferee will be obliged to present an offer to purchase all of the shares in Colombia Telecomunicaciones, S.A. ESP held by the Colombian Government

(that amounts to 32.5% of the share capital) at the same price and under the same terms and conditions negotiated with Telefónica, through the legally-established procedure for disposal of shares held by public entities and, (b) if the Colombian Government transfer its shares in Colombia Telecomunicaciones, S.A. ESP under certain circumstances, the Strategic Partner shall subscribe with the acquirer of the shares a new shareholders agreement which will have to be then negotiated by the parties and which, as the case may be, will include some of the rights currently held by the Colombian Government under the Framework Investment Agreement currently in force.
Communications Investment Platform ("CIP")
On May 8, 2015, Telefónica Open Future, S.L.U. (“TOF”) signed a Limited Partnership Agreement (and related agreements) with Coral Group, L.L.C. (and affiliates thereof) ("Coral") pursuant thereto, TOF has committed to undertake investments up to 200 million U.S. dollar over a 7 year period (expandable up to two additional years) in technology companies that fall within the strategic priorities jointly agreed with Telefónica.
As a result of the addition of an additional Strategic Investor to the CIP in 2017, on October 25, 2017, TOF and Coral entered into a new Amended and Restated Limited Partnership Agreement, which retains TOF’s original capital commitment, but also amends certain terms and conditions to provide TOF with certain early termination and capital commitment reduction rights upon certain events.
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
d) Environmental matters
Telefónica has a global Environmental Strategy that arises from the Environmental Policy and Energy Policy approved by the Board of Directors which sets out the road map for the Company to advance towards a green economy, reducing the environmental impact of its facilities at the same time as developing the potential for digital services to reduce the environmental footprint of other sectors.
Currently 90% of the Company has Environmental Management Systems (EMS) in accordance with Regulation ISO 14001, certified by an external body, which contribute to the proper management of its environmental aspects and to extending a culture of environmental responsibility across the whole supply chain. Telefónica has set itself the target of certifying 100% of operators under ISO 14001.
The greatest environmental impact is in the network due to energy consumption, but also with physical elements, such as visual impact or waste. For responsible network deployment and maintenance, Telefónica has common standards (rules, regulations and policies) for all our companies that go beyond existing legislation in force and comprise the principle of precaution and establish the minimum environmental management guidelines with a view to minimizing the impact of infrastructures, e.g., in the context of air pollution, waste and noise. We also extend compliance to these standards to our vendors (suppliers and providers) and contractors. Turning to water consumption, we foster initiatives for more efficient usage, particularly in regions with an elevated water stress.
e) Auditors’ fees
Group's main auditor

The expenses accrued in 2017 in respect of the fees for services rendered to the various member firms of the PwC international organization, of which PricewaterhouseCoopers Auditores, S.L. (the auditors of the Telefónica Group) forms part, amounted to 19.78 million euros . The expenses accrued in 2016 in respect of the fees for services rendered to the various member firms of the EY international organization, of which Ernst & Young, S.L. (the auditors of the Telefónica Group) forms part, amounted to 26.47 million euros.
The detail of these amounts is as follows:

Millions of euros	2017	2016
Audit services	18.33	23.37
Audit-related services	0.49	3.10
Tax services	0.20	0.00
All other services (consulting, advisory, etc.)	0.76	0.00
Total	19.78	26.47
Audit services: mainly audit services of the annual and reviews of interim financial statements, services related to the issuance of comfort letters, work to comply with the requirements of the Sarbanes-Oxley Act (Section 404) and the work in connection with the 20-F report to file with the US Securities and Exchange Commission (SEC).
Audit-related services: services related to the review of the information required by regulatory authorities, agreed financial reporting procedures not requested by legal or regulatory bodies and the review of corporate responsibility reports.
Tax Services: permitted services by the applicable independence regulation, basically, they are tax advice and studies of transference prices.
All other services: permitted services by the applicable independence regulation, mainly advisory services on migration questions to expatriates employees.
In particular, the auditor of the Telefónica Group, PricewaterhouseCoopers Auditores, SL, during the year 2017 has provided services related to the issuance of the following reports: audit of the financial statements (includes SOX and 20-F), limited reviews of the intermediate periods, comfort letters, agreed procedures and corporate social responsibility.

Other auditors
The expenses accrued in respect of the fees for services rendered by other auditors in 2017 and 2016 amounted to 40.50 million euros and 34.85 million euros, respectively, as follows:

Millions of euros	2017	2016
Audit services	2.80	0.94
Audit-related services	0.48	2.69
Tax services	5.75	8.56
All other services (consulting, advisory, etc.)	31.47	22.66
Total	40.50	34.85
f) Trade and other guarantees
The Company is required to issue trade guarantees and deposits for concession and spectrum tender bids (see Note 16) and in the ordinary course of its business. No significant additional liabilities in the accompanying consolidated financial statements are expected to arise from guarantees and deposits issued.

g) Directors’ and Senior Executives’ compensation and other benefits
Directors’ and Senior Executives’ compensation
The compensation of the members of Telefónica’s Board of Directors is governed by article 35 of the Company’s By-Laws, which provides that the annual amount of the compensation to be paid thereby to all of the Directors in their capacity as such, i.e., as members of the Board of Directors and for the performance of the duty of supervision and collective decision-making inherent in such body, shall be fixed by the shareholders at the General Shareholders' Meeting. The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the Directors, taking into account the duties and responsibilities assigned to each Director, their membership on Committees within the Board of Directors and other objective circumstances that it deems relevant. Furthermore, Executive Directors shall receive such compensation as the Board determines for the performance of executive duties delegated or entrusted to them by the Board of Directors. Such compensation shall conform to the Director compensation policy approved by the shareholders at the General Shareholders’ Meeting.
In accordance with the foregoing, the shareholders acting at the Ordinary General Shareholders’ Meeting held on April 11, 2003 set at 6 million euros the maximum amount of annual gross compensation to be received by the Board of Directors as a fixed allotment and as attendance fees for attending the meetings of the Advisory or Control Committees of the Board of Directors. Thus, as regards fiscal year 2017, the total amount of compensation received by the Directors of Telefónica, in their capacity as such, was 3,277,934 euros for the fixed allocation and for attendance fees.
The compensation of the Directors of Telefónica in their capacity as members of the Board of Directors, of the Executive Commission and/or of the Advisory or Control Committees consists of a fixed amount payable monthly and of attendance fees for attending the meetings of the Advisory or Control Committees.
Set forth below are the amounts established in fiscal year 2017 as fixed amounts for belonging to the Board of Directors, the Executive Commission and the Advisory or Control Committees of Telefónica and the attendance fees for attending meetings of the Advisory or Control Committees of the Board of Directors:
Compensation of the Board of Directors and of the Committees thereof

Amounts in euros
Position	Board of Directors	Executive Commission	Advisory or Control Committees (*)
Chairman	240,000	80,000	22,400
Vice chairman	200,000	80,000	—
Executive Member	—	—	—
Proprietary Member	120,000	80,000	11,200
Independent Member	120,000	80,000	11,200
Other external	120,000	80,000	11,200
(*) In addition, the amount of the attendance fee for each of the meetings of the Advisory or Control Committees is 1,000 euros.
In this regard, it is noted that the current Executive Chairman, Mr. José María Álvarez-Pallete López, has waived the receipt of the above amounts (i.e., 240,000 euros as Chairman of the Board of Directors and 80,000 euros as Chairman of the Executive Commission).
Likewise, the fixed remuneration of 1,923,100 euros that the Executive Chairman, Mr. José María Álvarez-Pallete López, has established for the 2018 financial year is equal to the one received in the years 2017 and 2016, which was set in his capacity as Chief Executive Officer, remaining invariably after his appointment as Chairman. This compensation is a 13.8% lower to the compensation established for the position of Executive Chairman prior to his appointment as such.
Individualized description
Annex II provides an individual breakdown by item of the compensation and benefits that the members of the Board of Directors and of the Senior Management of the Company have received from Telefónica, S.A. and from other companies of the Telefónica Group during fiscal year 2017. Likewise, the compensation and benefits received, during such year, by the members of the Company's Senior Management are broken down.

Note 22. Finance leases
The main finance leases at the Telefónica Group are as follows:

a) Finance lease agreement at Colombia Telecomunicaciones, S.A. ESP
The Group, through its subsidiary Colombia Telecomunicaciones, S.A., ESP (Coltel), had a finance lease agreement with Patrimonio Autónomo Receptor de Activos de la Empresa Nacional de Telecomunicaciones (PARAPAT), the consortium which owned the telecommunications assets and managed the pension funds for the entities which were predecessors to Coltel, which included the transfer of these assets and rights to Coltel.
On August 29, 2017, the Shareholders’ Meeting of Coltel approved a capital increase used to pre-pay the entire amount of Coltel´s debt with PARAPAT with the consequent transfer of the legal ownership of the assets of the operating agreement. Telefónica disbursed the corresponding amount pro rata to its shareholding in ColTel and the Colombian Government assumed 32.5% of ColTel's payment obligations with the PARAPAT (see Note 2). The present value of the payment obligations with the PARAPAT at the date of termination of the contract amounted to 4,290,992 Colombian pesos (1,236 million euros).
The present value of the payment obligations with the PARAPAT at December 31, 2016 amounted to 1,275 million euros, as follows:

Millions of euros	Present value	Revaluation	Pending payment
Within one year	152	9	161
From one to five years	517	207	724
More than five years	606	951	1,557
Total	1,275	1,167	2,442
b) Future minimum lease payment commitments in relation to finance leases at Telefónica Brasil companies
The payment schedule of finance leases of Telefónica Brasil at December 31, 2017, is as follows:

Millions of euros	Present value	Revaluation	Pending payment
Within one year	13	2	15
From one to five years	37	14	51
More than five years	48	85	133
Total	98	101	199
At December 31, 2017 there are net assets under finance lease agreements amounting to 71 million euros recognized under property, plant and equipment.
Additionally, Telefónica Brasil acts as a lessor in financial leases related to those described above. The minimum lease payment receivables at December 31, 2017 are scheduled as follows:

Millions of euros	Present value	Revaluation	Pending receivables
Within one year	58	—	58
From one to five years	43	8	51
Total	101	8	109
Accumulated allowance	(39)
Total after accumulated allowance	62

c) Future minimum lease payment commitments in relation to finance leases at Telefónica de España, S.A.U.
The payment schedule of finance leases of Telefónica de España, S.A.U. at December 31, 2017, is as follows:

Millions of euros	Present value	Revaluation	Pending payment
Within one year	79	3	82
From one to five years	32	1	33
Total	111	4	115
Additionally, Telefónica de España, S.A.U. acts as a lessor in financial leases related to those described above. The minimum lease payment receivables at December 31, 2017 are scheduled as follows:

Millions of euros	Present value	Revaluation	Pending receivables
Within one year	71	—	71
From one to five years	47	—	47
Total	118	—	118
d) Future minimum lease payment commitments in relation to finance leases at Telefónica Germany companies
The payment schedule of finance leases of Telefónica Germany at December 31, 2017, is as follows:

Millions of euros	Present value	Revaluation	Pending payment
Within one year	18	1	19
From one to five years	15	—	15
Total	33	1	34
At December 31, 2017 there are net assets under finance lease agreements amounting to 124 million euros recognized under property, plant and equipment.
Additionally, Telefónica Germany acts as a lessor in financial leases related to those described above. The minimum lease payment receivables at December 31, 2017 are scheduled as follows:

Millions of euros	Present value	Revaluation	Pending receivables
Within one year	8	—	8
Total	8	—	8
Accumulated allowance	(2)
Total after accumulated allowance	6

Note 23. Events after the reporting period
The following events regarding the Telefónica Group took place between December 31, 2017 and the date of authorization for issue of the accompanying consolidated financial statements:
Financing

•
On January 11, 2018, Telefónica Deutschland Holding AG launched an issuance of debt instruments in the local market (schuldscheindarlehen and namensschuldverschreibung) for an aggregate amount up to 200 million euros and maturities of up to 15 years.

•	On January 22, 2018, Telefónica, S.A. drew down 100 million euros of its bilateral loan signed on December 28, 2017 and maturing in 2020.

•
On January 22, 2018, Telefónica Emisiones S.A.U. issued notes under its EMTN Program filed on June 29, 2017 in an aggregate nominal amount of 1,000 million euros. The notes are due on January 22, 2027, pay an annual coupon of 1.447% and are guaranteed by Telefónica, S.A.

•	On January 23, 2018, Telefónica, S.A. drew down 385 million euros of its bilateral loan signed on December 20, 2017 and maturing in 2019.

•	On January 23, 2018, Telefónica Germany GmbH & Co. OHG signed the second extension of its syndicated credit facility dated March 22, 2016, for 750 million euros and new maturity on March 22, 2023.

•
On January 26, 2018, Telxius Telecom, S.A. drew down 221 million euros and 75 million dollars of its multicurrency syndicated facility signed on December 1, 2017 and maturing in 2022. This syndicated facility includes an option by mutual agreement between the parties to extend the maturity up to 2024.

•	On January 30, 2018, Telefónica, S.A. drew down 100 million euros of its bilateral loan signed on November 24, 2017 and maturing in 2026.

•	On February 2, 2018, Telefónica Emisiones, S.A.U. redeemed 750 million sterling pounds of its notes issued on February 2, 2006. The notes were guaranteed by Telefónica, S.A.
New organizational structure
The Board of Directors of Telefónica, S.A., at its meeting held on January 31, 2018, resolved to adopt a new organizational structure in order to make the Company more agile, simple and focused on management, customer service, growth, efficiency and profitability.
The main changes are detailed below:

•
the areas of General Counsel, and Public Affairs and Regulation, up until now led by Mr. Ramiro Sánchez de Lerín and Mr. Carlos López Blanco respectively, is unified and headed by Mr. Pablo de Carvajal.

•	Mr. Emilio Gayo will replace Mr. Luis Miguel Gilpérez as Executive Chairman of Telefónica España and member of the Executive Committee of Telefónica, S.A.

•
Telefónica Hispanoamérica, until now headed by Mr. Eduardo Caride (also a member of the Executive Committee), is split into two new units in order to more effectively manage the different market situations: Telefónica Hispam Sur unit is created (encompassing operations in Argentina, Chile, Peru and Uruguay), which is led by Mr. Bernardo Quinn (until now Director of Global Human Resources), and Telefónica Hispam Norte unit is created (encompassing the operations in Colombia, México, Central America, Ecuador and Venezuela), which is led by Mr. Alfonso Gómez Palacio.

•	the area of People (Human Resources) is enhanced and will report directly to the Executive Chairman. This area will be led by Ms. Marta Machicot, who will join the Executive Committee.

Appendix I: Scope of consolidation
The main Companies of the Telefónica Group
The table below lists the main companies comprising the Telefónica Group at December 31, 2017 and the main investments consolidated using the equity method.
Included for each company are the company name, corporate purpose, country, functional currency, share capital (in millions of functional currency units), the Telefónica Group’s effective shareholding and the company or companies through which the Group holds a stake.

Parent Company
Telefónica, S.A.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica Spain
Telefónica de España, S.A.U. Telecommunications service provider	Spain	EUR	1,024	100%	Telefónica, S.A.
Telefónica Móviles España, S.A.U. Wireless communications services provider	Spain	EUR	209	100%	Telefónica, S.A.
Acens Technologies, S.L. Holding housing and telecommunications solutions Service provider	Spain	EUR	23	100%	Telefónica de España, S.A.U.
Teleinformática y Comunicaciones, S.A.U. (Telyco) Promotion, marketing and distribution of telephone and telematic equipment and services	Spain	EUR	8	100%	Telefónica de España, S.A.U.
Telefónica Soluciones de Informática y Com. de España S.A.U. Telecommunications systems, networks and infrastructure engineering	Spain	EUR	2	100%	Telefónica de España, S.A.U.
Telefónica Soluciones de Outsourcing, S.A. Promotion and networks management	Spain	EUR	1	100%	Telefónica Soluc. De Informática y Com. de España, S.A.U
Telefónica Servicios Integrales de Distribución S.A.U. Logistic service provider	Spain	EUR	2	100%	Telefónica de España, S.A.U.
DTS Distribuidora de Televisión Digital, S.A. Broacasting satellite TV signal transmission and linkage services	Spain	EUR	80	100%	Telefónica de España, S.A.U.
Telefónica Servicios Audiovisuales, S.A.U. Provision of all type of audiovisual telecommunications services	Spain	EUR	6	100%	Telefónica de Contenidos, S.A.U.
Telefónica Broadcast Services, S.L.U. DSNG-based transmission and operation services	Spain	EUR	—	100%	Telefónica Servicios Audiovisuales, S.A.U.
Telefónica United Kingdom
Telefónica Europe plc Holding company	UK	GBP	9	100%	Telefónica, S.A. (99.99%) Telefónica Capital S.A. (0.01%)
MmO2 plc Holding company	UK	GBP	20	100%	O2 Secretaries Ltd. (0.01%) Telefónica Europe plc (99.99%)
O2 Holdings Ltd Holding company	UK	GBP	12	100%	Telefónica Europe plc
Telefónica United Kingdom Ltd. Wireless communications	UK	GBP	10	100%	O2 Holdings Ltd.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica United Kingdom (cont.)
Giffgaff Ltd Wireless communications services provider	UK	GBP	—	100%	Telefónica United Kingdom Ltd.
O2 Networks Ltd. Holding company	UK	GBP	—	100%	O2 Holdings Ltd.
Cornerstone Telecomunications Network sharing	UK	GBP	—	50%	O2 Networks Ltd. (40%) O2 Cedar Ltd (10%)
Telefónica Germany
Telefónica Deutschland Holding A.G Holding company	Germany	EUR	2,975	69.22%	Telefónica Germany Holdings Limited
Telefónica Germany GmbH & Co. OHG Wireless communications services operator	Germany	EUR	51	69.22%	Telefónica Deutschland Holding A.G (69.21%) T. Germany Management, GmbH (0.01%)
E-Plus Services GmbH Wireless communications services operator	Germany	EUR	288	69.22%	Telefónica Germany GmbH & Co. OHG
Telefónica Germany Next GmbH Technological and consulting services in Big Data provider	Germany	EUR	—	69.22%	Telefónica Germany GmbH & Co. OHG
Minodes GmbH Technological and consulting services in Big Data provider	Germany	EUR	—	69.22%	Telefónica Germany Next Gmbh
Co-Trade GmbH Technological services	Germany	EUR	—	69.22%	Telefónica Germany Retail Gmbh
Telefónica Brazil
Telefônica Brasil, S.A. Wireline telephony operator	Brazil	BRL	63,571	73.68%	Telefónica Latinoamérica Holding, S.L. (24.18%) Telefónica, S.A. (29.77%) Sao Paulo Telecomunicaçoes Participaçoes, Ltda. (19.67%) Telefónica Chile, S.A. (0.06%)
Terra Networks Brasil, S.A. ISP and portal	Brazil	BRL	—	100%	Telefônica Data S.A.
Telefónica Hispanoamérica
Telefónica de Argentina, S.A. Telecommunications service provider	Argentina	ARS	1,097	100%	Telefónica Móviles Argentina, S.A. (80.14%) Telefónica Latinoamérica Holding, S.L. (17.54%) Telefónica, S.A. (1.52%) Telefónica International Holding, B.V. (0.80%)
Telefónica Móviles Argentina, S.A. Telecommunications service provider	Argentina	ARS	278	100%	Telefónica, S.A. (73.20%) Telefónica Latinoamérica Holding, S.L. (25.28%) Telefónica International Holding, B.V. (1.52%)
Telefónica Venezolana, C.A. Wireless communications operator	Venezuela	VEF	2,368,408	100%	Latin America Cellular Holdings, S.L. (97.04%) Comtel Comunicaciones Telefónicas, S.A. (2.87%) Telefónica, S.A. (0.09%)

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica Hispanoamérica (cont.)
Telefónica Móviles Chile, S.A. Wireless communications services operator	Chile	CLP	1,257,872	100%	Inversiones Telefónica Móviles Holding Limitada (98.87%) Telefónica, S.A. (1.13%)
Telefónica Chile, S.A. Local and international long distance telephony services provider	Chile	CLP	570,535	99.14%	Telefónica Móviles Chile, S.A.
Telefónica del Perú, S.A.A. Local, domestic and international long distance telephone service provider	Peru	PEN	2,954	98.57%	Telefónica Latinoamérica Holding, S.L. (50.26%) Latin American Cellular Holdings, S.L. (48.31%)
Colombia Telecomunicaciones, S.A. ESP Communications services operator	Colombia	COP	3,410	67.50%	Telefónica Latinoamérica Holding, S.L. (51.52%) Latin American Cellular Holdings, S.L. (8.08%) Telefónica, S.A. (7.90%)
Empresa de Telecomunicaciones de Bucaramanga S.A. E.S.P Communications services operator	Colombia	COP	83,191	63.77%	Colombia Telecomunicaciones, S.A. ESP (35.71%) Metropolitana de Telecomunicaciones S.A E.S.P (28.06%)
Metropolitana de Telecomunicaciones S.A E.S.P Communications services operator	Colombia	COP	50,212	59.03%	Colombia Telecomunicaciones, S.A. ESP (30.89%) Empresa de Telecomunicaciones de Bucaramanga S.A. E.S.P (28.14%)
Operaciones Tecnológicas y Comerciales S.A.S Communications services operator	Colombia	COP	2,330	60.93%	Empresa de Telecomunicaciones de Bucaramanga S.A. E.S.P (24.37%) Metropolitana de Telecomunicaciones S.A E.S.P (36.56%)
Telefónica Móviles México, S.A. de C.V. Holding Company	Mexico	MXN	88,834	100%	Telefónica, S.A.
Telefónica Móviles del Uruguay, S.A. Wireless communications and services operator	Uruguay	UYU	1,107	100%	Telefónica Latinoamérica Holding, S.L.
Telefónica Móviles Panamá, S.A. Wireless telephony services	Panama	USD	45	60%	Telefónica Centroamérica Inversiones, S.L.
Telefónica Móviles El Salvador, S.A. de C.V. Provision of wireless and international long distance communications services	El Salvador	USD	42	59.58%	Telefónica Centroamérica Inversiones S.L. (59.46%) Telefónica Multiservicios S.A. de C.V. (0.12%)
Telefónica Móviles Guatemala, S.A. Wireless, wireline and radio paging communications services provider	Guatemala	GTQ	1,396	60%	Telefónica Centroamérica Inversiones S.L. (0.01%) Guatemala Cellular Holdings, B.V. (59.99%)
Telefonía Celular de Nicaragua, S.A. Wireless telephony services	Nicaragua	NIO	247	60%	Telefónica Centroamérica Inversiones S.L. (59.99%) Guatemala Cellular Holdings, B.V. (0.01%)

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica Hispanoamérica (cont.)
Otecel, S.A. Wireless communications services provider	Ecuador	USD	183	100%	Telefónica Latinoamérica Holding, S.L.
Telefónica de Costa Rica TC, S.A. Wireless communications	Costa Rica	CRC	203,511	100%	Telefónica, S.A.
Terra Networks Perú, S.A. ISP and portal	Peru	PEN	10	100%	Telefónica Latinoamérica Holding, S.L.
Terra Networks México, S.A. de C.V. ISP, portal and real-time financial information services	Mexico	MXN	305	100%	Terra Networks Mexico Holding, S.A. de C.V.
Terra Networks Argentina, S.A. ISP and portal	Argentina	ARS	7	100%	Telefónica Latinoamérica Holding, S.L. (99.99%) Telefónica International Holding, B.V. (0.01%)
Other Companies
O2 International Holdings Ltd. Holding company	UK	GBP	—	100%	O2 (Europe) Ltd.
Telefónica Germany Holdings Ltd. Holding company	UK	EUR	—	100%	O2 (Europe) Ltd.
O2 (Europe) Ltd. Holding company	UK	EUR	1,239	100%	Telefónica, S.A.
Telefónica International Holding, B.V Holding company	Netherlands	EUR	—	100%	Telefónica Latinoamérica Holding, S.L.
Telefónica Latinoamérica Holding, S.L. Holding company	Spain	EUR	237	100%	Telefónica, S.A.
Telxius Telecom, S.A. Holding company	Spain	EUR	250	60%	Telefónica, S.A.
Telxius Cable América, S.A. Provision of high bandwidth communications services	Uruguay	USD	429	60%	Telxius Telecom, S.A.
Telxius Cable España, S.L.U. Any type of infrastructures and/or communications networks institution and operation	Spain	EUR	5	60%	Telxius Telecom, S.A.
Telxius Cable República Dominicana, S.A.S. Any type of infrastructures and/or communications networks institution and operation	Republica Dominicana	USD	—	60%	Telxius Cable América, S.A. (59.40%) Telxius Cable España, S.L.U. (0.60%)
Telxius Cable Argentina, S.A. Any type of infrastructures and/or communications networks institution and operation	Argentina	USD	78	60%	Telxius Cable América, S.A. (59.96%) Telxius Cable España, S.L.U. (0.04%)
Telxius Cable Panamá, S.A. Any type of infrastructures and/or communications networks institution and operation	Panama	USD	—	60%	Telxius Cable América, S.A.
Telxius Cable Puerto Rico, Inc. Any type of infrastructures and/or communications networks institution and operation	Puerto Rico	USD	24	60%	Telxius Cable América, S.A.
Telxius Cable USA, Inc. Any type of infrastructures and/or communications networks institution and operation	US	USD	58	60%	Telxius Cable América, S.A.
Telxius Cable Ecuador, S.A. Any type of infrastructures and/or communications networks institution and operation	Ecuador	USD	5	60%	Telxius Cable América, S.A. (59.99%) Telxius Cable Perú, S.A.C. (0.01%)

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other Companies (cont.)
Telxius Cable Chile, S.A. Any type of infrastructures and/or communications networks institution and operation	Chile	USD	37	60%	Telxius Cable América, S.A.
Telxius Cable Guatemala, S.A. Any type of infrastructures and/or communications networks institution and operation	Guatemala	USD	16	60%	Telxius Cable América, S.A.
Telxius Cable Perú, S.A.C. Any type of infrastructures and/or communications networks institution and operation	Peru	USD	20	60%	Telxius Cable América, S.A.
Telxius Cable Colombia, S.A. Any type of infrastructures and/or communications networks institution and operation	Colombia	USD	4	60%	Telxius Cable América, S.A. (56.99%) Telxius Cable Chile, S.A. (1.00%) Telxius Cable Perú, S.A.C. (1.00%) Telxius Cable Guatemala, S.A. (1.00%) Telxius Cable Argentina, S.A. (0.01%)
Telxius Cable Brasil Participaçoes, Ltda. Any type of infrastructures and/or communications networks institution and operation	Brazil	USD	62	60%	Telxius Cable América, S.A.
Telxius Cable Brasil, Ltda. Any type of infrastructures and/or communications networks institution and operation	Brazil	USD	74	60%	Telxius Cable Brasil Participaçoes, Ltda.
Telxius Torres Latam, S.L.U. Any type of infrastructures and/or communications networks institution and operation	Spain	EUR	8	60%	Telxius Telecom, S.A.
Telxius Torres España, S.L.U. Any type of infrastructures and/or communications networks institution and operation	Spain	EUR	10	60%	Telxius Telecom, S.A.
Telxius Towers Germany, Gmbh. Any type of infrastructures and/or communications networks institution and operation	Germany	EUR	—	60%	Telxius Telecom, S.A.
Telxius Torres Perú S.A.C. Any type of infrastructures and/or communications networks institution and operation	Peru	PEN	104	60%	Telxius Torres Latam, S.L.U.
Telxius Torres Chile Holding, S.A. Holding company	Chile	EUR	8	60%	Telxius Torres Latam, S.L.U. (59.99%) Telxius Torres España, S.L.U. (0.01%)
Telxius Torres Chile, S.A. Any type of infrastructures and/or communications networks institution and operation	Chile	CLP	7,770	60%	Telxius Torres Chile Holding, S.A.
Telxius Torres Brasil, Ltda. Any type of infrastructures and/or communications networks institution and operation	Brazil	BRL	764	60%	Telxius Torres Latam, S.L.U.
Telxius Torres Argentina, S.A. Any type of infrastructures and/or communications networks institution and operation	Argentina	ARS	629	60%	Telxius Torres Latam, S.L.U. (57%) Telxius Telecom, S.A. (3%)
Latin American Cellular Holdings, S.L. Holding company	Spain	EUR	—	100%	Telefónica Latinoamérica Holding, S.L.
Telefónica International Wholesale Services II, S.L. International services provider	Spain	EUR	231	100%	Telefónica, S.A
Telefónica International Wholesale Services México, S.A. Telecommunications research activities and proyects	Mexico	MXN	31	100%	Telefónica International Wholesale Services II, S.L.
Telefónica Digital España, S.L. Developer Telco Services Holding Company	Spain	EUR	15	100%	Telefónica, S.A
Wayra Investigación y Desarrollo S.L. Talent identification and development in ICT.	Spain	EUR	2	100%	Telefónica Digital España, S.L.
Telefónica Digital Inc. IP telephony platform	US	USD	—	100%	Telefónica Digital Ltd

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other Companies (cont.)
Wayra Chile Tecnología e Innovación Limitada Technological innovation based business project development	Chile	CLP	28,223	100%	Wayra Investigacion y Desarrollo, S.L.
Wayra Brasil Aceleradora de Projetos Ltda. Technological innovation based business project development	Brazil	BRL	39	100%	Wayra Investigación y Desarrollo S.A.U.
WY Telecom, S.A. de C.V. Talent identification and development in ICT	Mexico	MXN	140	100%	Wayra Investigacion y Desarrollo, S.L.
Wayra Argentina, S.A. Talent identification and development in ICT	Argentina	ARS	56	100%	Telefónica Móviles Argentina, S.A.
Wayra Colombia, S.A.S. Technological innovation based business project development	Colombia	COP	2,400	100%	Wayra Investigacion y Desarrollo, S.L.
Proyecto Wayra, C.A. Commercial, industrial and mercantile activities	Venezuela	VEF	13,805	100%	Telefónica Venezolana, C.A.
Wayra Perú Aceleradora de Proyectos, S.A.C. Technological innovation based business project development	Peru	PEN	18	100%	Wayra Investigacion y Desarrollo, S.L.
Wayra UK Ltd. Technological innovation based business project development	UK	GBP	—	100%	Wayra Investigación y Desarrollo, S.L.
Axonix Ltd Digital and mobile advertising	UK	USD	—	78%	Telefónica Digital Ltd
Telfisa Global, B.V. Integrated cash management, consulting and financial support for Group companies	Netherlands	EUR	—	100%	Telefónica, S.A.
Telefónica Global Activities Holding, B.V. Holding Company	Netherlands	EUR	—	100%	Telfisa Global, B.V.
Telefónica Global Services, GmbH Purchasing services	Germany	EUR	—	100%	Group 3G UMTS Holding, GmbH
Telefónica Global Roaming, GmbH Optimization of network traffic	Germany	EUR	—	100%	Telefónica Global Services, GmbH
Group 3G UMTS Holding GmbH Holding Company	Germany	EUR	250	100%	Telefónica Global Activities Holdings, B.V
Telefónica Compras Electrónicas, S.L. Development and provision of information Society services	Spain	EUR	—	100%	Telefónica Global Services, GmbH
Telefónica de Contenidos, S.A.U. Organization and operation of multimedia service-related business	Spain	EUR	226	100%	Telefónica, S.A.
Telefónica On The Spot Services, S.A.U. Provision of telemarketing services	Spain	EUR	—	100%	Telefónica de Contenidos, S.A.U.
Telefónica Educación Digital, S.L. Vertical e learning portal	Spain	EUR	1	100%	Telefónica Digital España, S.L.
Telfin Ireland Ltd. Intragroup financing	Ireland	EUR	—	100%	Telefónica, S.A.
Telefónica Ingeniería de Seguridad, S.A.U. Security services and systems	Spain	EUR	12	100%	Telefónica, S.A.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other Companies (cont.)
Telefónica Engenharia de Segurança do Brasil Ltda Security services and systems	Brazil	BRL	131	99.99%	Telefónica Ingeniería de Seguridad, S.A.
Telefónica Capital, S.A.U. Finance company	Spain	EUR	7	100%	Telefónica, S.A.
Lotca Servicios Integrales, S.L. Aircraft ownership and operation	Spain	EUR	17	100%	Telefónica, S.A.
Fonditel Pensiones, Entidad Gestora de Fondos de Pensiones, S.A Administration of pension funds	Spain	EUR	16	70%	Telefónica Capital, S.A.
Fonditel Gestión, Soc. Gestora de Instituciones de Inversión Colectiva, S.A. Administration and representation of collective investment schemes	Spain	EUR	2	100%	Telefónica Capital, S.A.
Telefónica Investigación y Desarrollo, S.A.U. Telecommunications research activities and projects	Spain	EUR	7	100%	Telefónica, S.A.
Media Networks Latin America, S.A.C Telecommunications research activities and proyects	Peru	PEN	—	100%	Telefónica Latinoamérica Holding, S.L.
Telefónica Luxembourg Holding, S.à.r.L. Holding company	Luxembourg	EUR	3	100%	Telefónica, S.A.
Casiopea Reaseguradora, S.A. Reinsurance	Luxembourg	EUR	4	100%	Telefónica Luxembourg Holding, S.à.r.L.
Nova Casiopea RE S.A. Reinsurance	Luxembourg	EUR	15	100%	Telefónica Luxembourg Holding, S.à.r.L.
Telefónica Insurance, S.A. Direct insurance transactions	Luxembourg	EUR	23	100%	Telefónica Luxembourg Holding, S.à.r.L.
Seguros de Vida y Pensiones Antares, S.A. Life insurance, pensions and health insurance	Spain	EUR	51	100%	Telefónica, S.A.
Telefónica Finanzas, S.A.U. Integrated cash management, consulting and financial support for Group companies	Spain	EUR	3	100%	Telefónica, S.A.
Pléyade Peninsular, Correduría de Seguros y Reaseguros del Grupo Telefónica, S.A. Distribution, promotion or preparation of insurance contracts	Spain	EUR	—	100%	Telefónica Finanzas, S.A.U. (TELFISA) (83.33%) Telefónica, S.A. (16.67%)
Fisatel Mexico, S.A. de C.V. Integrated cash mangement, consulting and financial support for Group companies	Mexico	MXN	3,505	100%	Telefónica, S.A.
Telefónica Europe, B.V. Fund raising in capital markets	Netherlands	EUR	—	100%	Telefónica, S.A.
Telefónica Participaciones, S.A.U. Financial debt instrument issuer	Spain	EUR	—	100%	Telefónica, S.A.
Telefónica Emisiones, S.A.U. Financial debt instrument issuer	Spain	EUR	—	100%	Telefónica, S.A.
Telefónica Global Technology, S.A.U. Global management and operation of IT systems	Spain	EUR	16	100%	Telefónica, S.A.
Aliança Atlântica Holding B.V. Holding company	Netherlands	EUR	150	100%	Telefónica, S.A. (50%) Telefônica Brasil, S.A. (50%)

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other Companies (cont.)
Telefónica Transportes e Logística Ltda. Logistics services rendered	Brazil	BRL	—	99.99%	Telefónica Data, S.A. (Brasil)
Telefónica Serviços Empresariais do BRASIL, Ltda. Management and administrative services rendered	Brazil	BRL	35	99.99%	Telefónica Servicios Globales, S.L.U.
Telefónica Gestión de Servicios Compartidos México, S.A. de C.V. Management and administrative services rendered	Mexico	MXN	50	100%	Telefónica Servicios Globales, S.L.U.
Telefónica Gestión Logística, S.A.C Logistic service provider	Peru	PEN	15	100%	Telefónica Servicios Globales, S.L.U. (99.49%) Telefónica del Perú, S.A.A. (0.51%)
Telefónica Gestión Integral de Edificios y Servicios S.L. Management and administrative services rendered	Spain	EUR	—	100%	Telefónica Servicios Globales, S.L.U.
Tempotel, Empresa de Trabajo Temporal, S.A. Temporary employment agency	Spain	EUR	—	100%	Telefónica Servicios Globales, S.L.U.
O2 Worldwide Limited Wireless telecommunications activities	UK	GBP	—	100%	Telefónica, S.A.
Synergic Partners, S.L. Technological and consulting services in Big Data provider	Spain	EUR	—	100%	Telefónica Digital España, S.L.
Telefónica Innovación Alpha, S.L. Electronic communications and audiovisual services provider	Spain	EUR	—	100%	Telefónica, S.A.
Telefónica Chile Holdings, S.L. Holding Company	Chile	CLP	—	100%	Telefónica, S.A.
Telefónica Holding Atticus, B.V. Holding company	Netherlands	EUR	—	100%	Telefónica Latinoamérica Holding, S.L.
Telefónica Servicios Globales, S.L.U. Holding Company	Spain	EUR	1	100%	Telefónica, S.A.

Companies accounted for using the equity method
Telefónica Factoring España, S.A. Factoring services provider	Spain	EUR	5	50%	Telefónica, S.A.
Telefónica Factoring Do Brasil, Ltd. Factoring services provider	Brazil	BRL	5	50%	Telefónica, S.A. (40.00%) Telefónica Factoring España, S.A. (10.00)%
Telefónica Factoring Mexico, S.A. de C.V. SOFOM ENR Factoring services provider	Mexico	MXN	34	50%	Telefónica, S.A. (40.50%) Telefónica Factoring España, S.A. (9.50)%
Telefónica Factoring Perú, S.A.C. Factoring services provider	Peru	PEN	6	50%	Telefónica, S.A. (40.50%) Telefónica Factoring España, S.A. (9.50%)
Telefónica Factoring Colombia, S.A. Factoring services provider	Colombia	COP	4,000	50%	Telefónica, S.A. (40.50%) Telefónica Factoring España, S.A. (9.50%)
Mobile Financial Services Holding SPRL Financial services	Belgica	USD	190	50%	Telefónica Internacional Holding, B.V (26.28%) Telefónica Holding Atticus, B.V (23.72%)
Telefónica Consumer Finance, Establecimiento Financiero de Crédito, S.A. Specialised credit institution	Spain	EUR	5	50%	Telefónica, S.A.
Tesco Mobile Ltd. Wireless telephony services	UK	GBP	—	50%	O2 Communication Ltd.
The Smart Steps Data Technology Company Big data services in China	China	CNY	—	45%	Telefónica Digital España, S.L.

Main changes in the scope of consolidation for the year 2017
Constitution of new companies

Companies/Segment/Subsidiaries	Country	Date of inclusion	% Acquisition
Other companies
Telxius Torres Argentina, S.A. Any type of infrastructures and/or communications networks institution and operation	Argentina	05/31/2017	60%
Acquired companies

Companies/Segment/Subsidiaries	Country	Date of inclusion	% Acquisition
Telefónica Germany
Minodes GmbH Technological and consulting services in Big Data provider	Germany	05/31/2017	69.22%
Co-Trade GmbH Technological services	Germany	10/31/2017	69.22%
Acquisition of control

Companies/Segment/Subsidiaries	Country	Date of inclusion	% Acquisition

Telefónica Hispanoamérica
Empresa de Telecomunicaciones de Bucaramanga S.A. E.S.P Communications services operator	Colombia	09/30/2017	63.77%
Metropolitana de Telecomunicaciones S.A E.S.P Communications services operator	Colombia	09/30/2017	59.03%
Operaciones Tecnológicas y Comerciales S.A.S Communications services operator	Colombia	09/30/2017	60.93%
Sold companies

Companies/Segment/Subsidiaries	Country	Date of deconsolidated	% Sold
Telefónica Hispanoamérica
Compañía Señales del Norte, S.A. de C.V Other business support services	Mexico	12/31/2017	100%
Other companies
Telefónica Gestión de Servicios Compartidos Perú, S.A.C. Management and administrative services rendered	Peru	10/31/2017	100%

Merged companies

Companies/Segment/Subsidiaries	Country	Date	Surviving company
Telefónica Spain
Telefónica Telecomunicaciones Públicas, S.A.U. Installation of public telephones	Spain	05/29/2017	Telefónica de España, S.A.U.
Tuenti Technologies, S.L. Telecommunications service provider	Spain	10/31/2017	Telefónica Móviles España, S.A.U.
Iberbanda, S.A. Broadband telecommunications operator	Spain	10/31/2017	Telefónica de España, S.A.U.
Telefónica Studios S.L. Audiovisual Productions	Spain	09/30/2017	Telefónica Audiovisual Digital, S.L.U.
Telefónica Germany
E-Plus Mobilfunk GmbH &Co. KG, GmbG Wireless communications services operator	Germany	07/31/2017	E-Plus Services GmbH
Telefónica Hispanoamérica
Compañía Internacional de Telecomunicaciones, S.A. Holding company	Argentina	05/31/2017	Telefónica Móviles Argentina, S.A.
Telefónica Móviles Argentina Holding, S.A. Holding company	Argentina	05/31/2017	Telefónica Móviles Argentina, S.A.
Telefónica Móviles Chile, S.A. Wireless communications services operator	Chile	05/31/2017	Inversiones Telefónica Móviles Holding, S.A.
Other companies
Telefónica Datacorp, S.A.U Holding company	Spain	09/30/2017	Telefónica Latinoamérica Holding, S.L.
Eyeos, S.L Cloud Computing	Spain	09/30/2017	Telefónica Investigación y Desarrollo, S.A.U.
Telefónica International Wholesale Services, S.L. International services provider	Spain	12/31/2017	Telefónica International Wholesale Services II, S.L.
Wayra Ireland Ltd Technological innovation based business project development	Ireland	12/31/2017	Wayra Investigación y Desarrollo S.L
Companies liquidation

Companies/Segment/Subsidiaries	Country	Date of deconsolidated	% Participation

Other companies
Saluspot Spain, S.L. Medical services and articles through internet provider	Spain	12/31/2017	65%

Operations with minority interests

Companies/Segment/Subsidiaries	Country	Date	% Participation after operation

Telefónica Germany
Telefónica Deutschland Holding A.G Exchange of shares with KPN	Germany	03/31/2017	69.22%
Other companies
Telxius Telecom, S.A. Sold to Taurus Bidco S.à.r.l. (“KKR”)	Spain	12/31/2017	60%

Main changes in the scope of consolidation for the year 2016
Constitution of new companies

Companies/Segment/Subsidiaries	Country	Date of inclusion	% Acquisition
Telefónica Spain
Telecomunicaciones Personalizadas, S.L.U Telecommunications service provider	Spain	09/30/2016	100%
Other companies
Telxius Torres Latam, S.L.U. Any type of infrastructures and/or communications networks institution and operation	Spain	04/30/2016	100%
Telxius Torres España, S.L.U. Any type of infrastructures and/or communications networks institution and operation	Spain	02/29/2016	100%
Telxius Towers Germany, Gmbh. Any type of infrastructures and/or communications networks institution and operation	Germany	02/29/2016	100%

Acquired companies

Company/Segment/Subsidiaries	Country	Date of inclusion	% Acquisition
Telefónica Spain
Nova Casiopea RE S.A. Reinsurance	Luxembourg	10/31/2016	100%
Saluspot Spain, S.L. (*) Medical services and articles through internet provider	Spain	05/31/2016	65%
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

Sold companies

Company/Segment/Subsidiaries	Country	Date of deconsolidated	% Sold
Telefónica Spain
Telecomunicaciones Personalizadas, S.L.U Telecommunications service provider	Spain	12/31/2016	100%
Other companies
Televisión Federal S.A.- TELEFE Provision and operation TV and radio broadcasting-services	Argentina	11/30/2016	100%
Atlántida Comunicaciones, S.A. Participation in public media	Argentina	11/30/2016	100%
Telefónica Media Argentina, S.A. Participation in public media	Argentina	11/30/2016	100%
Vocem 2013 Teleservicios, S.A. Call center services	Venezuela	06/31/2016	100%
Telefónica Gestión de Servicios Compartidos Argentina, S.A. Management and administrative services rendered	Argentina	03/31/2016	100%
Telefónica Gestión de Servicios Compartidos España, S.A. Management and administrative services rendered	Spain	03/31/2016	100%

Merged companies

Company/Segment/Subsidiaries	Country	Date	Surviving company
Telefónica Brazil
GVT Participaçoes Holding company	Brazil	04/01/2016	Telefônica Brasil, S.A.
Other companies
Telefónica Internacional, S.A.U. Holding Company	Spain	10/31/2016	Telefónica Latinoamérica Holding, S.L.

Appendix II: Board and Senior Management Compensation
TELEFÓNICA, S.A.
(Amounts in euros)

Directors	Salary[1]	Fixed compen-sation[2]	Attendance fees[3]	Short-term variable compensation[4]	Compensation for belonging to Committees of the Board[5]	Other items[6]	Total
Mr. José María Álvarez-Pallete López	1,923,100	—	—	3,430,430	—	5,802	5,359,332
Mr. Isidro Fainé Casas	—	200,000	—	—	80,000	—	280,000
Mr. José María Abril Pérez	—	200,000	7,000	—	91,200	—	298,200
Mr. Ángel Vilá Boix[7]	697,490	—	—	—	—	7,341	704,831
Ms. Eva Castillo Sanz	—	120,000	27,000	—	33,600	—	180,600
Mr. Juan Ignacio Cirac Sasturain	—	120,000	9,000	—	11,200	—	140,200
Mr. José Javier Echenique Landiríbar	—	120,000	18,000	—	109,867	—	247,867
Mr. Peter Erskine	—	120,000	17,000	—	113,600	—	250,600
Ms. Sabina Fluxà Thienemann	—	120,000	10,000	—	11,200	—	141,200
Mr. Luiz Fernando Furlán	—	120,000	5,000	—	7,467	—	132,467
Ms. Carmen García de Andrés[7]	—	78,667	8,000	—	12,009	—	98,676
Mr. Peter Löscher	—	120,000	9,000	—	11,200	—	140,200
Mr. Ignacio Moreno Martínez	—	120,000	28,000	—	38,267	—	186,267
Mr. Francisco Javier de Paz Mancho	—	120,000	34,000	—	124,800	—	278,800
Mr. Francisco José Riberas Mera[7]	—	78,667	—	—	—	—	78,667
Mr. Wang Xiaochu	—	120,000	—	—	—	—	120,000
1 Salary: Regarding Mr. José María Álvarez-Pallete López, it includes the amount of non-variable payments and that which the Board Member has received for his executive tasks. Regarding Mr. Ángel Vilá Boix, he was appointed Board Member of the Company on July 26, 2017, including from this date the amount of non-variable payments and that which the Board Member has received for his executive tasks.
2 Fixed remuneration: Amount of the compensation in cash, with a pre-established payment period, whether or not consolidated at the time and received by the Board Member for their membership to the Board, regardless of the effective attendance of the Board Member to the Board meetings.
3 Allowance: Total amount of the allowances for attending the meetings of the Advisory or Control Committees.
4 Short-term variable remuneration (bonus): Variable amount linked to the performance or the achievement of a series of individual or group objectives (quantitative or qualitative) in a period equal to or less than one year, corresponding to 2016 and paid in 2017. With regard to the bonus corresponding to 2017, and which will be paid in 2018, Executive Board Member Mr. José María Álvarez-Pallete López will earn 3,426,964 euros and Executive Board Member Mr. Ángel Vilá Boix will earn 990,000 euros (the Bonus of Mr. Vilá only includes the amount accrued since his appointment as Director of the Company, on July 26, 2017).
5 Remuneration for membership to the Board Committees: Amount of the compensation in cash, with a pre-established payment period, whether or not consolidated at the time and received by the Board Member for their membership to the Delegated Committee and to the Advisory or Control Committees, regardless of the effective attendance of the Board Member to the Advisory or Control Committee meetings.
6 Other items: Among others, it includes the amounts received in concept of payment in kind (general medical insurance and dental and vehicle coverage), fulfilled by Telefónica, S.A.
7 Ms. Carmen García de Andrés and Mr. Francisco José Riberas Mera were appointed Board Members of the Company on May 4, 2017, and Mr. Ángel Vilá Boix was appointed Board Member on July 26, 2017, reflecting, therefore, the received payment, respectively, from the dates mentioned.

Likewise, Mr. César Alierta Izuel, Mr. Gonzalo Hinojosa Fernández de Angulo, and Mr. Pablo Isla Álvarez de Tejera, stood down as Board Members on May 4, 2017, Mr. Julio Linares López stood down as Board Member on July 26, 2017, and Mr. Antonio Massanell Lavilla stood down as Board Member on December 21, 2017, reflecting below the payment received by them, respectively, in 2017 until the dates mentioned.

Directors	Salary[1]	Fixed compen-sation[2]	Attendance fees[3]	Short-term variable compensation[4]	Compensation for belonging to Committees of the Board[5]	Other items[6]	Total
Mr. César Alierta Izuel	—	213,556	—	—	—	169	213,725
Mr. Gonzalo Hinojosa Fernández de Angulo	—	41,333	4,000	—	46,845	—	92,178
Mr. Pablo Isla Álvarez de Tejera	—	41,333	—	—	3,858	—	45,191
Mr. Julio Linares López	—	116,667	11,000	—	19,600	—	147,267
Mr. Antonio Massanell Lavilla	—	120,000	30,000	—	56,000	—	206,000
1 Salary: Includes the amount of non-variable payments and that which the Board Member has received for their executive tasks.
2 Fixed remuneration: Amount of the compensation in cash, with a pre-established payment period, whether or not consolidated at the time and received by the Board Member for their membership to the Board, regardless of the effective attendance of the Board Member to the Board meetings.
3 Allowance: Total amount of the allowances for attending the meetings of the Advisory or Control Committees.
4 Short-term variable remuneration (bonus): Variable amount linked to the performance or achievement of a series of individual or group objectives (quantitative or qualitative) in a period equal to or less than one year, corresponding to 2016 and paid in 2017.
5 Remuneration for membership to the Board Committees: Amount of the compensation in cash, with a pre-established payment period, whether or not consolidated at the time and received by the Board Member for their membership to the Delegated Committee and to the Advisory or Control Committees, regardless of the effective attendance of the Board Member to the Advisory or Control Committee meetings.
6 Other items: Among others, it includes the amounts received under payment in kind (general medical insurance and dental coverage), fulfilled by Telefónica, S.A.

Likewise, specifying the figures included in the previous box, the payment received by the Board Members of Telefónica for their membership to the different Advisory or Control Committees during 2017 is specifically detailed below, including both fixed allocation and attendance allowances.

ADVISORY OR CONTROL COMMITTEES OF TELEFÓNICA, S.A.
(Amounts in euros)

Directors	Audit and Control	Nominating, Compensation and Corporate Governance	Service Quality and Customer Service	Strategy and Innovation	Regulation and Institutional Affairs	TOTAL 2017
Mr. José María Álvarez-Pallete López	—	—	—	—	—	—
Mr. Isidro Fainé Casas	—	—	—	—	—	—
Mr. José María Abril Pérez	—	—	—	18,200	—	18,200
Mr. Ángel Vilá Boix	—	—	—	—	—	—
Ms. Eva Castillo Sanz	—	—	17,200	22,200	21,200	60,600
Mr. Juan Ignacio Cirac Sasturain	—	—	—	20,200	—	20,200
Mr. José Javier Echenique Landiríbar	34,400	13,467	—	—	—	47,867
Mr. Peter Erskine	—	19,200	—	31,400	—	50,600
Ms. Sabina Fluxà Thienemann	—	21,200	—	—	—	21,200
Mr. Luiz Fernando Furlán	—	12,467	—	—	—	12,467
Ms. Carmen García de Andrés	13,342	—	6,667	—	—	20,009
Mr. Peter Löscher	—	—	—	20,200	—	20,200
Mr. Ignacio Moreno Martínez	22,200	—	17,200	—	26,867	66,267
Mr. Francisco Javier de Paz Mancho	23,200	33,400	—	—	22,200	78,800
Mr. Francisco José Riberas Mera	—	—	—	—	—	—
Mr. Wang Xiaochu	—	—	—	—	—	—
Mr. César Alierta Izuel, Mr. Gonzalo Hinojosa Fernández de Angulo, and Mr. Pablo Isla Álvarez de Tejera, stood down as Board Members on May 4, 2017, Mr. Julio Linares López stood down as Board Member on July 26, 2017, and Mr. Antonio Massanell Lavilla stood down as Board Member on December 21, 2017, reflecting below the payment received by them, respectively, in 2017 until the dates mentioned.

Directors	Audit and Control	Nominating, Compensation and Corporate Governance	Service Quality and Customer Service	Strategy and Innovation	Regulation and Institutional Affairs	TOTAL 2017
Mr. César Alierta Izuel	—	—	—	—	—	—
Mr. Gonzalo Hinojosa Fernández de Angulo	4,858	5,858	3,858	3,858	4,858	23,290
Mr. Pablo Isla Álvarez de Tejera	—	3,858	—	—	—	3,858
Mr. Julio Linares López	—	—	9,533	—	21,067	30,600
Mr. Antonio Massanell Lavilla	23,200	—	28,400	15,200	19,200	86,000
The following table breaks down the amounts received from other companies of the Telefónica Group other than Telefónica, S.A. individually, by the Board Members of the Company, by the performance of executive duties or by their membership to the Board of Directors of said companies:

OTHER COMPANIES OF THE TELEFÓNICA GROUP
(Amounts in euros)

Directors	Salary[1]	Fixed compen-sation[2]	Attendance fees[3]	Short-term variable compensation[4]	Compensation for belonging to Committees of the Board[5]	Other items[6]	Total
Mr. José María Álvarez-Pallete López	—	—	—	—	—	—	—
Mr. Isidro Fainé Casas	—	—	—	—	—	—	—
Mr. José María Abril Pérez	—	—	—	—	—	—	—
Mr. Ángel Vilá Boix	—	—	—	—	—	—	—
Ms. Eva Castillo Sanz	—	80,000	—	—	—	—	80,000
Mr. Juan Ignacio Cirac Sasturain	—	—	—	—	—	—	—
Mr. José Javier Echenique Landiríbar	—	—	—	—	—	—	—
Mr. Peter Erskine	—	12,403	—	—	—	—	12,403
Ms. Sabina Fluxà Thienemann	—	—	—	—	—	—	—
Mr. Luiz Fernando Furlán	—	98,418	—	—	—	—	98,418
Ms Carmen García de Andrés	—	—	—	—	—	—	—
Mr. Peter Löscher	—	—	—	—	—	—	—
Mr. Ignacio Moreno Martínez	—	—	—	—	—	—	—
Mr. Francisco Javier de Paz Mancho	—	285,464	—	—	—	—	285,464
Mr. Francisco José Riberas Mera	—	—	—	—	—	—	—
Mr. Wang Xiaochu	—	—	—	—	—	—	—
1 Salary: Amount of non-variable payments and that which the Board Member of other companies of the Telefónica Group has received for their executive tasks.
2 Fixed remuneration: Amount of the compensation in cash, with a pre-established payment period, whether or not consolidated at the time and received by the Board Member for their membership to the board of directors of other Companies of the Telefónica Group.
It is hereby clarified that Mr. Eva Castillo Sanz has accrued an amount of 80,000 euros during 2017, for his membership to the Supervisory Board of Telefónica Deutschland Holding, A.G. Likewise, Mr. Peter Erskine has accrued an amount of 20,000 euros during 2017, for his membership to the Supervisory Board of Telefónica Deutschland Holding, A.G. Likewise, Mr. Ángel Vilá Boix has accrued an amount of 2,000 euros during 2017, for his membership to the Supervisory Board of Telefónica Deutschland Holding, A.G. On the drawing date of this document, none of the amounts mentioned have been paid, which is why they have not been consigned in the box (that only includes amounts received in 2017).
3 Allowance: Total amount of the allowances for attending the board of director meetings of other Companies of the Telefónica Group.
4 Short-term variable remuneration (bonus): Variable amount linked to the performance or achievement of a series of individual or group objectives (quantitative or qualitative) in a period equal to or less than one year, corresponding to 2016 and paid in 2017, by other companies of the Telefónica Group.
5 Remuneration for membership to the Board Committees of other companies of the Telefónica Group: Amount of the compensation in cash, with a pre-established payment period, whether or not consolidated at the time and accrued by the Board Member for their membership to the board of directors committees of other Companies of the Telefónica Group.
6 Other items: Among others, it includes the amounts received under payment in kind (general medical insurance and dental and vehicle coverage), fulfilled by other companies of the Telefónica Group.

Likewise, Mr. César Alierta Izuel, Mr. Gonzalo Hinojosa Fernández de Angulo, and Mr. Pablo Isla Álvarez de Tejera, stood down as Board Members on May 4, 2017, Mr. Julio Linares López stood down as Board Member on July 26, 2017, and Mr. Antonio Massanell Lavilla stood down as Board Member on December 21, 2017, reflecting below the payment received by them, respectively, in 2017 until the dates mentioned.

Directors	Salary[1]	Fixed compen-sation[2]	Attendance fees[3]	Short-term variable compensation[4]	Compensation for belonging to Committees of the Board[5]	Other items[6]	Total
Mr. César Alierta Izuel	—	—	—	—	—	—	—
Mr. Gonzalo Hinojosa Fernández de Angulo	—	9,125	—	—	—	—	9,125
Mr. Pablo Isla Álvarez de Tejera	—	—	—	—	—	—	—
Mr. Julio Linares López	—	—	—	—	—	—	—
Mr. Antonio Massanell Lavilla	—	—	—	—	—	—	—
1 Salary: Amount of non-variable payments and that which the Board Member of other companies of the Telefónica Group has received for their executive tasks.
2 Fixed remuneration: Amount of the compensation in cash, with a pre-established payment period, whether or not consolidated at the time and received by the Board Member for their membership to the board of directors of other Companies of the Telefónica Group.
3 Allowance: Total amount of the allowances for attending the board of director meetings of other Companies of the Telefónica Group.
4 Short-term variable remuneration (bonus): Variable amount linked to the performance or achievement of a series of individual or group objectives (quantitative or qualitative) in a period equal to or less than one year, corresponding to 2016 and paid in 2017, by other companies of the Telefónica Group.
5 Remuneration for membership to the Board Committees of other companies of the Telefónica Group: Amount of the compensation in cash, with a pre-established payment period, whether or not consolidated at the time and accrued by the Board Member for their membership to the board of directors committees of other Companies of the Telefónica Group.
6 Other items: Among others, it includes the amounts received under payment in kind (general medical insurance and dental and vehicle coverage), fulfilled by other companies of the Telefónica Group.

Additionally, as mentioned in the Retributive Policy section, the Executive Board Members have a series of Assistance Services. Below, the contributions made during 2017 are detailed for the Company's two long-term savings systems (Pension Plans and Social Welfare Plan):

LONG-TERM SAVINGS SYSTEMS
(Amounts in euros)

Directors	Contributions for fiscal year 2017
Mr. José María Álvarez-Pallete López	673,085
Mr. Ángel Vilá Boix (since July 26, 2017)	268,922
The breakdown of the long-term saving systems includes contributions to Pension Plans, to the Benefit Plan and to the Unit link-type Insurance, as set out below:

(Amounts in euros)

Directors	Contributions to Pension Plans	Contributions to Benefits Plan[1]	Contributions to Unit link-type Insurance/Pension Plan Surplus
Mr. José María Álvarez-Pallete López	6,060	540,968	126,057
Mr. Ángel Vilá Boix (since July 26,2017)	—	212,665	56,257
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
The 2017 amounts for life insurance premiums were as follows:
LIFE INSURANCE PREMIUMS
(Amounts in euros)

Directors	Life insurance premiums
Mr. José María Álvarez-Pallete López	14,270
Mr. Ángel Vilá Boix (since July 26,2017)	7,759
Mr. César Alierta Izuel (until May 4,2017)	855
With regard to payment plans based on shares (in those in which the Executive Board Members participate exclusively), the following two long-term variable payment plans existed in effect for 2017:
1. The one named "Performance & Investment Plan" ("PIP") composed of three cycles (2014-2017; 2015-2018; 2016-2019), approved by the General Shareholder's Meeting held on May 30, 2014. The first cycle of this Plan started in 2014 and concluded in October of 2017. In accordance with that established in its general conditions, the delivery of shares did not occur in the first cycle of the Plan (2014-2017), therefore no share was delivered to the Executive Board Members that participated in this cycle.
The second cycle of this Plan started in 2015 and will end in October 2018.
With regard to the third cycle of this Plan (2016-2019), the Board of Directors of the Company, following a favorable report from the Appointments, Remuneration and Good Governance Committee, resolved not to execute or implement it, after having decided that it was not sufficiently in line with the Telefónica Group's strategic plan, taking into account the circumstances and macroeconomic environment.
The number of theoretical shares assigned (without co-investment) is defined below, as well as the maximum number of shares assigned in the event of compliance with the "co-investment" requirement established in the Plan and of maximum compliance of the TSR objective fixed for the second cycle of the Plan.

PIP - Second phase / 2015-2018

Directors	Theoretical shares allocated (without co-investment)	Maximum number of shares (*)
Mr. José María Álvarez-Pallete López	192,000	300,000
Mr. Ángel Vilá Boix	120,000	187,500
Mr. César Alierta Izuel	324,000	506,250
(*) Maximum possible number of shares to be received in case of meeting the co-investment requirement and maximum completion of TSR target.
Mr. César Alierta Izuel ceased his position as Director on May 4, 2017.

In any case, it is clarified that no share has been delivered to the Executive Board Members under the second cycle of the PIP and that the previous box only reflects the number of potentially deliverable shares in different scenarios, without supposing in any way that they will effectively be delivered in whole or in part.
In effect, the number of Telefónica, S.A. shares that, always within the maximum established, could be object of delivery, when applicable, is conditioned to the Participants and is determined depending on the Total Shareholder Return ("TSR") of the Telefónica, S.A. share during the duration period of the cycle (3 years), with relation to the TSRs experienced by certain companies belonging to the telecommunications sector, weighted according to their relevance for Telefónica, S.A., that for the purposes of the Plan will constitute a comparison group (hereinafter, the "Comparison Group"). The companies included in the Comparison Group are listed below: America Movil, BT Group, Deutsche Telekom, Orange, Telecom Italia, Vodafone Group, Proximus, Royal KPN, Millicom, Oi, Swisscom, Telenor, TeliaSonera, and Tim Participaçoes.
The achievement scale approved by the Board is the following: in the event that the performance of the TSR of the Telefónica, S.A. share is located in, at least, the median of the Comparison Group, the number of shares to be delivered will be 30% of the maximum. For the case of said performance located in the third quartile of the Comparison Group, the number of shares to be delivered will be 100% of the maximum. Those cases that are located between the median and the third quartile will be calculated by linear interpolation. In the event that the TSR performance of the Telefónica, S.A. share is located in the ninth decile or above, the percentage to be delivered will be greater than 100%, up to a maximum of 125%, being calculated by linear interpolation between said third quartile and the ninth decile.
2. The second plan is the incentive plan for the purchase of Telefónica, S.A. shares. (2015-2017) directed to all the employees of the Group at the international scale (including leadership, as well as the Executive Board Members) called "Overall Incentive Plan for the Purchasing of Shares for Employees" ("GESP"), whose third edition was approved by the General Shareholder's Meeting of the Company held on May 30, 2014.
This Plan was aimed at strengthening the character of the overall employer of Telefónica, creating a common payment culture throughout the Company, promoting participation in the capital of the totality of the employees of the Group, and fostering motivation and loyalty.
Under this Plan, employees were offered the option to acquire Telefónica, S.A. shares during a maximum twelve month period (the acquisition period), with the company undertaking to deliver a certain number of free shares to participants, subject to certain requirements. Each employee was limited to buying a maximum of 1,800 euros in shares, subject to a minimum of 300 euros. If the employee remained part of the Telefónica Group and held onto the shares for one year following the acquisition period (the consolidation period), they were entitled to receive one free share for each share they acquired and retained throughout the consolidation period.
The Executive Board Members, Mr. José María Álvarez-Pallete López and Mr. Ángel Vilá Boix, and then Executive Board Member, Mr. César Alierta Izuel, decided to participate in this Plan 2015-2017 with the maximum contribution (that is, 150 euros monthly for twelve months), having each acquired a total of 357 shares (among which included those that they received for free, in accordance with that established in the general conditions of this Plan).
Additionally, it is worth noting that the external Board Members of the Company do not receive and have not received during 2017 any payment in terms of pensions or life insurance, nor participate in payment plans regarding the price value of the share (with the exception of that indicated for Mr. Alierta in the previous boxes).
Likewise, the Company does not grant and has not granted, in 2017, any advances, loans or credits in favor of the Board Members, nor in favor of their Senior Management, complying with the demands of the Sarbanes-Oxley Act published in the United States, and that is applicable to Telefónica as a company listed in that market.

Compensation of the Senior Management of the Company.

The Management that in 2017 included the Senior Management1 of the Company, excluding those that form an integral part of the Board of Directors, received a total of 7,566,822 euros in 2017.
Regarding long-term savings systems, the contributions made on behalf of the Telefónica Group during 2017 to the Social Welfare Plan described in the note on "Income and expenses" in regard to those Managers amount to 874,796 euros; the contributions corresponding to the Pension Plan amount to 24,058 euros; and the contributions to Unit Linked Excess Insurance Pension Plan amount to 83,089 euros
Likewise, the amounts relative to the payment in kind (among which includes, the quotes for life insurance and other types of insurance, such as general medical insurance and dental and vehicle coverage), have been 94,637 euros.
Moreover, and with regard to payment plans based on shares, during 2017 the following two long-term variable payment plans existed:
1. The one named "Performance & Investment Plan" ("PIP") composed of three cycles (2014-2017; 2015-2018; 2016-2019), approved by the General Shareholder's Meeting held on May 30, 2014. The first cycle of this Plan started in 2014 and concluded in October of 2017. In accordance with that established in its general conditions, the delivery of shares did not happen in the first cycle of the Plan (2014-2017), therefore no share was delivered to the Managers that participated in this cycle.
The number of theoretical shares assigned (without co-investment) at the beginning of the second cycle (2015-2018) to the group of the senior executives in the Senior Management of the Company and the maximum number of shares assigned2 is 197,650 and 307,063, respectively.
In any case, it is clarified that no share has been delivered to the Executive Board Members under the first or second cycle of the Second PIP and that the previous box only reflects the number of potentially deliverable shares in different scenarios, without supposing in any way that they will effectively be delivered in whole or in part.
With regard to the third cycle of this Plan (2016-2019), the Board of Directors of the Company, following a favorable report from the Appointments, Remuneration and Good Governance Committee, resolved not to execute or implement it, after having decided that it was not sufficiently in line with the Telefónica Group's strategic plan, taking into account the circumstances and macroeconomic environment.
2. The second Plan is the ""Overall Incentive Plan for the Purchasing of Shares for Employees" ("GESP") (2015-2017), whose third edition was approved by the General Shareholder's Meeting of the Company held on May 30, 2014.
The Managers that have decided to participate in it with the maximum contribution (that is, 150 euros monthly for twelve months) have acquired a total of 1,429 shares (among which included those that they received for free, in accordance with that established in the general conditions of said Plan).

1 Senior Management being understood, for these purposes, those persons that implement, de facto or de jure, senior management duties reporting directly to the Board of Directors or Executive Committees or Managing Directors of the Company, including in any case the supervisor of Internal Auditing.
2 Maximum number possible of shares to be received in the event of fulfilling the co-investment requirement and maximum compliance of the TSR objective.

Appendix III: Debentures and bonds
The detail and key features of outstanding debentures and bonds at December 31, 2017 are as follows (in millions of euros):

Total Telefónica and its instrumental companies
			Maturity (nominal)
Debentures and bonds	Currency	% Interest rate	2018	2019	2020	2021	2022	Subsequent years	Total
T. EUROPE BV SEP_00 BOND GLOBAL D	USD	8.250%	—	—	—	—	—	1,042	1,042
TEBV FEB_03 EMTN FIXED TRANCHE B	EUR	5.875%	—	—	—	—	—	500	500
Telefónica Europe, B.V.			—	—	—	—	—	1,542	1,542
EMTN O2 GBP	GBP	5.375%	845	—	—	—	—	—	845
EMTN O2 GBP	GBP	5.375%	—	—	—	—	—	563	563
TELEF EMISIONES JUNE 06 TRANCHE D	USD	7.045%	—	—	—	—	—	1,667	1,667
TELEF EMISIONES JANUARY 07 A	EUR	1 x EURIBOR6M + 0.83000%	—	—	—	55	—	—	55
TELEF EMISIONES JANUARY 07 B	EUR	1 x EURIBOR3M + 0.70000%	24	—	—	—	—	—	24
TELEF EMISIONES MAY 2014	EUR	2.242%	—	—	—	—	1,250	—	1,250
TELEF EMISIONES JULY 15, 2019	USD	5.877%	—	834	—	—	—	—	834
TELEF EMISIONES NOVEMBER 11, 2019	EUR	4.693%	—	1,750	—	—	—	—	1,750
EMTN GBP 12/09/2022 650 GBP	GBP	5.289%	—	—	—	—	732	—	732
TELE EMISIONES APRIL 3 2010	USD	5.134%	—	—	1,168	—	—	—	1,168
EMTN GBP 10/08/2029 400 GBP	GBP	5.445%	—	—	—	—	—	451	451
TELEF EMISIONES FEBRUARY 2011	USD	5.462%	—	—	—	1,251	—	—	1,251
TELEF. EMISIONES FEBRUARY 2012	EUR	4.797%	1,500	—	—	—	—	—	1,500
TELEF. EMISIONES FEBRUARY 2012	GBP	5.597%	—	—	788	—	—	—	788
TELEF. EMISIONES JUNE 2013	JPY	4.250%	74	—	—	—	—	—	74
TELEF. EMISIONES OCTOBER 2012	EUR	4.710%	—	—	1,200	—	—	—	1,200
TELEF. EMISIONES DECEMBER 2012	CHF	2.718%	213	—	—	—	—	—	213
TELEF. EMISIONES DECEMBER 2012	CHF	3.450%	—	—	—	—	128	—	128
TELEF EMISIONES JANUARY 2013	EUR	3.987%	—	—	—	—	—	1,500	1,500

			Maturity (nominal)
Debentures and bonds	Currency	% Interest rate	2018	2019	2020	2021	2022	Subsequent years	Total
TELEF. EMISIONES MARCH 2013	EUR	3.961%	—	—	—	1,000	—	—	1,000
TELEF EMISIONES APRIL 2013	USD	3.192%	1,042	—	—	—	—	—	1,042
TELEF EMISIONES APRIL 2013	USD	4.570%	—	—	—	—	—	625	625
TELEF. EMISIONES MAY 2013	EUR	2.736%	—	750	—	—	—	—	750
TELEF. EMISIONES OCTOBER 2014	EUR	2.932%	—	—	—	—	—	800	800
TELEF. EMISIONES OCTOBER 2013	CHF	2.595%	—	—	192	—	—	—	192
TELEF EMISIONES JULY 2015	EUR	1 x EURIBOR6M +0.83%	—	—	—	—	67	—	67
TELEF. EMISIONES SEPTEMBER 2015	EUR	1.477%	—	—	—	1,000	—	—	1,000
TELEF EMISIONES APRIL 2016	EUR	0.750%	—	—	—	—	1,400	—	1,400
TELEF EMISIONES APRIL 2016	EUR	1.460%	—	—	—	—	—	1,350	1,350
TELEF. EMISIONES OCTOBER 2016	EUR	0.318%	—	—	1,250	—	—	—	1,250
TELEF. EMISIONES OCTOBER 2016	EUR	1.930%	—	—	—	—	—	750	750
TELEF. EMISIONES DECEMBER 2016	EUR	4.000%	—	—	—	—	—	150	150
TELEF. EMISIONES JANUARY 2017	EUR	1 x EURIBOR3M +0.40%	—	150	—	—	—	—	150
TELEF. EMISIONES JANUARY 2017	EUR	1.528%	—	—	—	—	—	1,250	1,250
TELEF. EMISIONES JANUARY 2017	EUR	2.318%	—	—	—	—	—	500	500
TELEF. EMISIONES MARCH 2017	USD	4.103%	—	—	—	—	—	1,251	1,251
TELEF. EMISIONES MARCH 2017	USD	5.213%	—	—	—	—	—	1,668	1,668
TELEF. EMISIONES MARCH 2017	EUR	2.318%	—	—	—	—	—	200	200
TELEF. EMISIONES APRIL 2017	USD	4.900%	—	—	—	—	—	167	167
TELEF. EMISIONES APRIL 2017	USD	5.213%	—	—	—	—	—	417	417
TELEF. EMISIONES SEPTEMBER 2017	EUR	1.715%	—	—	—	—	—	1,250	1,250
Telefónica Emisiones, S.A.U.			3,698	3,484	4,598	3,306	3,577	14,559	33,222
Exchangeable Bond MARCH 2016 (*)	EUR	—	—	—	—	600	—	—	600
Telefónica Participaciones		—	—	—	—	600	—	—	600
Total Telefónica, S.A. and its instrumental companies			3,698	3,484	4,598	3,906	3,577	16,101	35,364
(*) Issue of non-dilutive cash-settled equity-linked bonds referenced to Telefónica share price, with a nominal amount of 600 million euros, issue price of 101.25% and maturing in March 2021.

Foreign operators
			Maturity
Debentures and bonds	Currency	% Interest rate	2018	2019	2020	2021	2022	Subsequent years	Total
Bond Q	CLP	5.750%	—	64	—	—	—	—	64
Bond T	CLP	4.900%	—	—	13	26	—	26	65
144A Bond	USD	3.875%	—	—	—	—	417	—	417
Telefónica Chile, S.A.			—	64	13	26	417	26	546
Bond F	UF	3.600%	—	—	—	—	—	109	109
Bond G	UF	2.200%	—	—	73	—	—	—	73
Bond I	UF	1.950%	—	—	73	—	—	—	73
Bond K	CLP	4.900%	—	—	—	128	—	—	128

			Maturity
Debentures and bonds	Currency	% Interest rate	2018	2019	2020	2021	2022	Subsequent years	Total
Telefónica Móviles Chile, S.A.			—	—	146	128	—	109	383
T. Finanzas Mex 0710 FIX	MXN	8.070%	—	—	83	—	—	—	83
Telefónica Finanzas México, S.A.			—	—	83	—	—	—	83
Bond T. Peru 4th Program (19th Serie A)	N. SOL	VAC + 3.6250%	—	—	—	—	—	22	22
Bond T. Peru 4th Program (12th Serie A)	N. SOL	VAC + 3.6875%	—	21	—	—	—	—	21
Bond T. Peru 4th Program (36th Serie B)	N. SOL	VAC + 3.3750%	17	—	—	—	—	—	17
Bond T. Peru 4th Program (19th Serie B)	N. SOL	VAC + 2.8750%	—	—	—	—	—	17	17
Bond T. Peru 4th Program (37th Serie A)	N. SOL	VAC + 3.1250%	—	—	—	—	—	16	16
Bond T. Peru 4th Program (19th Serie C)	N. SOL	VAC + 3.1875%	—	—	—	—	—	7	7
Bond T. Peru 5th Program (22nd Serie Ab)	N. SOL	VAC + 3.5000%	—	4	—	—	—	—	4
Bond T. Peru 5th Program (22nd Serie Ac)	N. SOL	VAC + 3.5000%	—	—	—	8	—	—	8
Bond T. Peru 6th Program (11th Serie A)	N. SOL	6.656%	—	—	—	—	—	67	67
Bond T. Peru 6th Program (11th Serie B)	N. SOL	6.190%	—	—	—	—	—	31	31
Bond T. Peru 6th Program (12th Serie A)	N. SOL	5.060%	—	—	28	—	—	—	28
Bond T. Peru 6th Program (13th Serie A)	N. SOL	5.500%	—	—	—	—	36	—	36
Bond T. Peru 6th Program (14th Serie A)	N. SOL	5.340%	—	—	—	—	26	—	26
Bond T. Peru 6th Program (15th Serie A)	N. SOL	5.470%	—	—	—	—	—	34	34
Bond TM Peru 2nd Program (11th Serie B)	N. SOL	7.375%	15	—	—	—	—	—	15
Bond TM Peru 2nd Program (27th Serie A)	N. SOL	5.531%	—	13	—	—	—	—	13
Telefónica del Perú, S.A.			32	38	28	8	62	194	362
Nonconvertible bonds	BRL	1.0 XCDI + 0.68%	328	—	—	—	—	—	328
Nonconvertible bonds	BRL	1.0825 XCDI	—	—	—	252	252	—	504
Nonconvertible bonds	BRL	1.0 XCDI + 0.24%	—	—	252	—	—	—	252
Nonconvertible bonds	BRL	1 XIPXA +4	—	10	—	—	—	—	10
Nonconvertible bonds ( Telemig) I	BRL	IPCA + 0.5%	1	1	1	1	—	—	4
Nonconvertible bonds ( Telemig) II	BRL	IPCA + 0.5%	2	2	2	2	—	—	8
Nonconvertible bonds ( Telemig) III	BRL	IPCA + 0.5%	3	3	3	3	—	—	12
Telefônica Brasil, S.A.			334	16	258	258	252	—	1,118
BOND R144-A	USD	5.375%	—	—	—	—	625	—	625
Colombia Telecomunicaciones, S.A, ESP			—	—	—	—	625	—	625
Bond	EUR	1.875%	600	—	—	—	—	—	600
Bond	EUR	2.375%	—	—	—	500	—	—	500
O2 Telefónica Deutschland Finanzierungs, GmbH			600	—	—	500	—	—	1,100
Total Outstanding Debentures and Bonds Foreign operators			966	118	528	920	1,356	329	4,217
Total Outstanding Debentures and Bonds			4,664	3,602	5,126	4,826	4,933	16,430	39,581

The main debentures and bonds issued by the Group in 2017 are as follows:

			Nominal (millions)
Item	Date	Maturity Date	Currency	Euros	Currency of issuance	Coupon
Telefónica Emisiones, S.A.U.
EMTN Bond	01/17/2017	01/17/2025	1,250	1,250	EUR	1.528%
EMTN Bond	01/17/2017	10/17/2028	500	500	EUR	2.318%
EMTN Bond	01/25/2017	01/25/2019	150	150	EUR	EURIBOR 3M + 0.40%
SHELF Bond	03/08/2017	03/08/2027	1,500	1,251	USD	4.103%
SHELF Bond	03/08/2017	03/08/2047	2,000	1,667	USD	5.213%
EMTN Bond (Retap)	03/17/2017	10/17/2028	200	200	EUR	2.318%
EMTN Bond	04/18/2017	04/18/2037	200	167	USD	4.900%
SHELF Bond (Retap)	04/28/2017	03/08/2047	500	417	USD	5.213%
EMTN Bond	09/12/2017	01/12/2028	1,250	1,250	EUR	1.715%
Telefónica Brasil, S.A.
Debentures	02/08/2017	02/08/2022	2,000	504	BRL	108.25% CDI
Debentures	11/27/2017	11/27/2020	1,000	252	BRL	100% CDI + 0.24%

Appendix IV: Financial instruments
The detail of the type of financial instruments arranged by the Group (notional amount) by currency and interest rates at December 31, 2017 is as follows:

								Fair value
Millions of Euros	2018	2019	2020	2021	2022	Subsequent years	Notional	Underlying debt	Associated derivatives	TOTAL
Euro	(227)	6,238	6,055	7,062	3,382	16,845	39,355	25,568	14,590	40,158
Floating rate	2,861	1,542	157	3,519	508	3,443	12,030	2,474	9,666	12,140
Spread	(0.20%)	0.15%	(1.92%)	(0.10%)	0.17%	0.18%	(0.02%)	—	—	—
Fixed rate	(3,088)	4,696	5,898	3,543	2,874	13,402	27,325	23,094	4,924	28,018
Interest rate	(2.09%)	2.18%	3.28%	2.02%	1.62%	1.95%	2.71%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Other european currencies
Instruments in CZK	(67)	—	—	—	—	—	(67)	—	(67)	(67)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(67)	—	—	—	—	—	(67)	—	(67)	(67)
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in GBP	2,324	(567)	(394)	—	733	1,014	3,110	3,372	(236)	3,136
Floating rate	456	(479)	(439)	79	442	451	510	6	506	512
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	1,868	(88)	45	(79)	178	563	2,487	3,253	(742)	2,511
Interest rate	2.28%	4.03%	65.20%	0.03%	5.12%	5.38%	4.33%	—	—	—
Rate cap	—	—	—	—	113	—	113	113	—	113
Instruments in CHF	—	—	—	—	—	—	—	583	(584)	(1)
Floating rate	—	—	—	—	—	—	—	—	(2)	(2)
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	583	(582)	1
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
America
Instruments in USD	(1,915)	286	229	(1,659)	614	2,525	80	17,812	(17,515)	297
Floating rate	(559)	242	228	(1,659)	630	1,834	716	659	55	714
Spread	(0.27%)	0.29%	0.99%	(0.07%)	0.01%	—	0.78%	—	—	—
Fixed rate	(1,356)	44	1	—	(16)	691	(636)	17,153	(17,570)	(417)
Interest rate	(1.27%)	43.21%	1,747.03%	—	(186.47%)	11.24%	(25.26%)	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in UYU	16	—	—	—	—	—	16	(5)	19	14
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	16	—	—	—	—	—	16	(5)	19	14
Interest rate	(0.67%)	—	—	—	—	—	(0.67%)	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in ARS	(159)	24	—	—	—	(14)	(149)	(141)	—	(141)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(159)	24	—	—	—	(14)	(149)	(141)	—	(141)

								Fair value
Millions of Euros	2018	2019	2020	2021	2022	Subsequent years	Notional	Underlying debt	Associated derivatives	TOTAL
Interest rate	5.09%	16.22%	—	—	—	16.27%	4.35%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in BRL	317	346	373	333	253	73	1,695	818	881	1,699
Floating rate	(690)	126	357	319	245	(120)	237	239	4	243
Spread	(1.06%)	2.82%	1.07%	0.36%	0.47%	(0.08%)	7.20%	—	—	—
Fixed rate	1,007	220	16	14	8	193	1,458	579	877	1,456
Interest rate	5.36%	7.35%	5.42%	5.53%	5.04%	1.89%	5.20%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in CLP	(25)	105	149	288	326	108	951	(341)	1,297	956
Floating rate	(94)	64	(21)	3	329	97	378	—	381	381
Spread	—	1.12%	(0.40%)	26.86%	(0.80%)	1.54%	0.14%	—	—	—
Fixed rate	69	41	170	285	(3)	11	573	(341)	916	575
Interest rate	(1.64%)	3.08%	4.80%	4.13%	4.90%	7.02%	3.61%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in UFC	—	—	—	—	—	—	—	254	(267)	(13)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	254	(267)	(13)
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in PEN	175	31	70	—	62	133	471	241	226	467
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	175	31	70	—	62	133	471	241	226	467
Interest rate	4.26%	5.28%	5.10%	—	5.43%	6.24%	5.16%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in VAC	17	25	—	8	—	61	111	112	—	112
Floating rate	17	25	—	8	—	61	111	112	—	112
Spread	3.38%	3.66%	—	3.50%	—	3.24%	3.37%	—	—	—
Fixed rate	—	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in COP	799	117	16	62	70	129	1,193	246	952	1,198
Floating rate	80	15	5	41	36	97	274	269	9	278
Spread	0.41%	2.89%	9.33%	4.27%	5.25%	3.82%	3.12%	—	—	—
Fixed rate	719	102	11	21	34	32	919	(23)	943	920
Interest rate	6.46%	10.63%	5.35%	5.32%	5.31%	5.25%	6.80%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in VEB	(2)	1	—	—	—	—	(1)	(3)	—	(3)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(2)	1	—	—	—	—	(1)	(3)	—	(3)
Interest rate	0.03%	16.63%	—	—	—	—	(10.69%)	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in MXN	68	40	117	37	43	287	592	427	177	604

								Fair value
Millions of Euros	2018	2019	2020	2021	2022	Subsequent years	Notional	Underlying debt	Associated derivatives	TOTAL
Floating rate	(8)	7	8	10	12	89	118	119	—	119
Spread	(12.36)%	6.01%	6.08%	5.78%	6.14%	5.26%	6.61%	—	—	—
Fixed rate	76	33	109	27	31	198	474	308	177	485
Interest rate	21.09%	7.11%	7.72%	6.67%	6.68%	7.23%	9.49%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in GTQ	1	—	18	—	—	—	19	19	—	19
Floating rate	(8)	—	—	—	—	—	(8)	(8)	—	(8)
Spread	0.01%	—	—	—	—	—	0.01%	—	—	—
Fixed rate	9	—	18	—	—	—	27	27	—	27
Interest rate	4.04%	—	4.00%	—	—	—	4.01%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in NIO	(7)	—	—	—	—	6	(1)	(1)	—	(1)
Floating rate	(7)	—	—	—	—	—	(7)	(7)	—	(7)
Spread	0.01%	—	—	—	—	—	0.01%	—	—	—
Fixed rate	—	—	—	—	—	6	6	6	—	6
Interest rate	—	—	—	—	—	7.46%	7.46%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Asia
Instruments in JPY	—	—	—	—	—	—	—	70	(77)	(7)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	70	(77)	(7)
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—
TOTAL							47,375	49,031	(505)	48,526
Floating rate							14,359	3,863	10,619	14,482
Fixed rate							32,903	45,055	(11,223)	33,832
Rate cap							113	113	—	113
Currency Options and Others (*)							—	—	99	99
(*) Amounts include in fixed rate

The table below is an extract of the previous table that shows the sensitivity to interest rates originated by our position on interest rate swaps categorized into instruments entered into for trading purposes and instruments entered into for purposes other than trading at December 31, 2017:

Interest rate swaps
Millions of euros	Maturity
Non trading purposes	2018	2019	2020	2021	2022	Subsequent years	Total	Fair value
EUR								(134)
Fixed to fix	—	—	—	—	—	—	—	5
Receiving leg	(190)	(5)	—	(100)	(75)	—	(370)	(282)
Average Interest Rate	—	—	—	—	—	—	—	—
Paying leg	190	5	—	100	75	—	370	287
Average Interest Rate	0.52%	0.85%	—	1.18%	0.55%	—	—	—
Fixed to floating	—	—	—	—	—	—	—	(1,010)
Receiving leg	(8,097)	(5,861)	(9,145)	(7,282)	(4,018)	(6,262)	(40,665)	(22,668)
Average Interest Rate	1.04%	0.99%	1.39%	1.69%	1.04%	1.27%	1.26%	—
Paying leg	8,097	5,861	9,145	7,282	4,018	6,262	40,665	21,658
Average Spread	0.39%	0.66%	0.36%	0.51%	1.01%	—	0.44%	—
Floating to fixed	—	—	—	—	—	—	—	871
Receiving leg	(5,868)	(3,359)	(4,985)	(3,280)	(359)	(4,544)	(22,395)	(17,773)
Average Spread	1.70%	0.20%	—	0.02%	—	—	0.48%	—
Paying leg	5,868	3,359	4,985	3,280	359	4,544	22,395	18,644
Average Interest Rate	0.22%	0.91%	2.45%	2.06%	1.30%	0.95%	1.25%	—
USD								(3)
Fixed to floating	—	—	—	—	—	—	—	(6)
Receiving leg	(639)	(283)	(283)	(283)	(534)	(142)	(2,164)	(755)
Average Interest Rate	1.45%	1.40%	1.52%	1.61%	1.73%	3.47%	1.68%	—
Paying leg	639	283	283	283	534	142	2,164	749
Average Spread	0.62%	1.52%	1.61%	1.68%	0.92%	—	1.04%	—
Floating to fixed	—	—	—	—	—	—	—	3
Receiving leg	(415)	—	—	—	(250)	(142)	(807)	(808)
Average Spread	—	—	—	—	—	—	—	—
Paying leg	415	—	—	—	250	142	807	811
Average Interest Rate	2.87%	—	—	—	1.93%	2.52%	—	—
GBP								(50)
Fixed to floating	—	—	—	—	—	—	—	(76)
Receiving leg	(676)	(28)	(23)	(248)	(524)	—	(1,499)	(1,575)
Average Interest Rate	1.63%	2.25%	2.36%	1.76%	3.27%	—	—	—
Paying leg	676	28	23	248	524	—	1,499	1,499
Average Spread	—	—	—	—	—	—	—	—
Floating to fixed	—	—	—	—	—	—	—	26
Receiving leg	(789)	—	(68)	(169)	(192)	—	(1,218)	(1,219)
Average Spread	—	—	—	—	—	—	—	—
Paying leg	789	—	68	169	192	—	1,218	1,245
Average Interest Rate	1.38%	—	0.73%	2.56%	1.84%	—	—	—

Interest rate swaps
Millions of euros	Maturity
Trading purposes	2018	2019	2020	2021	2022	Subsequent years	Total	Fair value
EUR								424
Fixed to fixed	—	—	—	—	—	—	—	1
Receiving leg	—	(20)	—	—	—	—	(20)	(37)
Average Interest Rate	—	—	—	—	—	—	—	—
Paying leg	—	20	—	—	—	—	20	38
Average Spread	—	0.85%	—	—	—	—	—	—
Fixed to floating	—	—	—	—	—	—	—	(88)
Receiving leg	(200)	—	—	(500)	—	(1,100)	(1,800)	(1,881)
Average Interest Rate	0.93%	—	—	1.25%	—	1.24%	—	—
Paying leg	200	—	—	500	—	1,100	1,800	1,793
Average Spread	—	—	—	—	—	—	—	—
Floating to fixed	—	—	—	—	—	—	—	511
Receiving leg	(2,166)	(1,371)	(4,097)	(1,102)	(192)	(5,270)	(14,198)	(10,610)
Average Spread	0.43%	1.25%	0.05%	0.03%	—	—	0.20%	—
Paying leg	2,166	1,371	4,097	1,102	192	5,270	14,198	11,121
Average Interest Rate	1.70%	1.07%	2.57%	1.92%	0.12%	1.22%	1.70%	—
USD								(918)
Fixed to floating	—	—	—	—	—	—	—	(918)
Receiving leg	(1,371)	(1,132)	(1,779)	(1,509)	(1,235)	(6,359)	(13,385)	(13,993)
Average Interest Rate	1.19%	3.45%	3.02%	3.44%	1.83%	3.21%	2.90%	—
Paying leg	1,371	1,132	1,779	1,509	1,235	6,359	13,385	13,075
Average Spread	—	—	0.22%	—	—	—	0.03%	—
Floating to fixed	—	—	—	—	—	—	—	—
Receiving leg	—	—	—	—	—	—	—	—
Average Spread	—	—	—	—	—	—	—	—
Paying leg	—	—	—	—	—	—	—	—
Average Interest Rate	—	—	—	—	—	—	—	—
MXN								(4)
Fixed to floating	—	—	—	—	—	—	—	1
Receiving leg	—	—	(127)	—	—	—	(127)	(129)
Average Interest Rate	—	—	7.90%	—	—	—	—	—
Paying leg	—	—	127	—	—	—	127	130
Average Spread	—	—	0.41%	—	—	—	—	—
Floating to fixed	—	—	—	—	—	—	—	(5)
Receiving leg	—	—	(127)	—	—	—	(127)	(129)
Average Spread	—	—	0.41%	—	—	—	—	—
Paying leg	—	—	127	—	—	—	127	124
Average Interest Rate	—	—	6.67%	—	—	—	—	—
GBP								(216)
Fixed to floating	—	—	—	—	—	—	—	(216)
Receiving leg	(563)	—	(789)	—	(563)	(451)	(2,366)	(2,578)
Average Interest Rate	1.43%	—	1.87%	—	3.51%	3.42%	—	—
Paying leg	563	—	789	—	563	451	2,366	2,362
Average Spread	—	—	—	—	—	—	—	—
Floating to fixed	—	—	—	—	—	—	—	—
Receiving leg	—	—	—	—	—	—	—	—
Average Spread	—	—	—	—	—	—	—	—
Paying leg	—	—	—	—	—	—	—	—
Average Interest Rate	—	—	—	—	—	—	—	—

Millions of euros	Maturity
Trading purposes	2018	2019	2020	2021	2022	Subsequent years	Total	Fair value
JPY								—
Fixed to floating	—	—	—	—	—	—	—	—
Receiving leg	(74)	—	—	—	—	—	(74)	(74)
Average Interest Rate	0.32%	—	—	—	—	—	—	—

Paying leg	74	—	—	—	—	—	74	74
Average Spread	—	—	—	—	—	—	—	—
CLP								—
Fixed to floating	—	—	—	—	—	—	—	(3)
Receiving leg	—	(64)	(7)	(3)	(3)	(3)	(80)	(86)
Average Interest Rate	—	5.75%	4.90%	4.90%	4.90%	4.90%	0.40%	—
Paying leg	—	64	7	3	3	3	80	83
Average Spread	—	1.12%	1.27%	1.27%	1.27%	1.27%	0.10%	—
Floating to fixed	—	—	—	—	—	—	—	3
Receiving leg	(87)	—	(27)	(134)	—	—	(248)	(247)
Average Spread	—	—	—	—	—	—	—	—
Paying leg	87	—	27	134	—	—	248	250
Average Interest Rate	5.05%	—	3.31%	3.26%	—	—	—	—
CHF								(17)
Fixed to floating	—	—	—	—	—	—	—	(17)
Receiving leg	(214)	—	(192)	—	(128)	—	(534)	(549)
Average Interest Rate	0.28%	—	0.95%	—	0.75%	—	—	—
Paying leg	214	—	192	—	128	—	534	532
Average Spread	—	—	—	—	—	—	—	—
BRL								(7)
Fixed to floating	—	—	—	—	—	—	—	—
Receiving leg	—	—	—	—	—	—	—	—
Average Interest Rate	—	—	—	—	—	—	—	—
Paying leg	—	—	—	—	—	—	—	—
Average Spread	—	—	—	—	—	—	—	—
Floating to fixed	(2)	(1)	—	—	—	—	(3)	(7)
Receiving leg	(72)	(38)	—	—	—	—	(110)	(110)
Average Spread	2.00%	1.55%	—	—	—	—	1.85%	—
Paying leg	70	37	—	—	—	—	107	103
Average Interest Rate	—	—	—	—	—	—	—	—
COP								(1)
Fixed to floating	—	—	—	—	—	—	2	1
Receiving leg	(4)	(8)	(8)	(8)	(4)	—	(32)	(36)
Average Interest Rate	7.25%	7.25%	7.25%	7.25%	7.25%	—	—	—
Paying leg	4	8	8	8	4	—	34	37
Average Spread	2.80%	2.80%	2.80%	2.80%	2.80%	—	—	—
Floating to fixed	—	—	—	—	3	(3)	1	(2)
Receiving leg	(70)	—	(10)	(21)	(31)	(35)	(167)	(29)
Average Spread	5.25%	—	—	—	—	—	—	—
Paying leg	70	—	10	21	34	32	168	27
Average Interest Rate	—	—	5.25%	5.27%	5.29%	5.25%	—	—

Foreign exchange and interest rate options, by maturity, are as follows:

Currency options	Maturities
Millions of euros	2018	2019	2020	2021	2022	Subsequent years
Currency Puts (EURUSD, USDEUR)
Notional amount of options bought	120	—	—	—	—	—
Strike	1.57	—	—	—	—	—
Notional amount of options sold	120	—	—	—	—	—
Strike	1.57	—	—	—	—	—

Interest rate options	Maturities
Millions of euros	2018	2019	2020	2021	2022	Subsequent years
Collars
Notional amount of options bought	800	—	—	—	845	—
Strike Cap	4.35	—	—	—	4.92	—
Strike Floor	3.05	—	—	—	4.15	—
Caps
Notional amount of options bought	—	—	—	—	—	—
Strike	—	—	—	—	—	—
Notional amount of options sold	—	—	—	—	845	—
Strike	—	—	—	—	5.53	—
Floors
Notional amount of options bought	—	—	—	—	845	—
Strike	—	—	—	—	1.17	—
Notional amount of options sold	—	—	—	—	—	—
Strike	—	—	—	—	—	—
Cash flows receivable or payable on derivative financial instruments to be settled via the swap of nominals, categorized by currency of collection/payment, along with contractual maturities are as follows:

Millions of euros		2018	2019	2020	2021	2022	Subsequent years	Total
Currency swaps
Receive	ARS	—	—	—	—	—	—	—
Pay	ARS	—	—	—	—	—	—	—
Receive	BRL	66	—	—	—	—	—	66
Pay	BRL	(140)	(79)	—	—	—	—	(219)
Receive	CLP	—	—	—	—	326	94	420
Pay	CLP	—	—	(136)	(134)	(652)	(188)	(1,110)
Receive	COP	—	—	—	—	—	—	—
Pay	COP	(42)	(2)	—	—	—	—	(44)
Receive	CZK	—	—	—	—	—	—	—
Pay	CZK	—	—	—	—	—	—	—
Receive	EUR	80	74	—	—	—	64	218
Pay	EUR	(2,119)	(1,583)	(3,019)	(3,104)	(313)	(4,952)	(15,090)
Receive	GBP	—	563	1,239	—	—	—	1,802
Pay	GBP	—	—	—	—	—	—	—
Receive	JPY	74	—	—	—	—	—	74
Pay	JPY	—	—	—	—	—	—	—
Receive	MAD	—	—	—	—	—	—	—
Pay	MAD	—	—	—	—	—	—	—
Receive	MXN	—	—	—	—	—	—	—
Pay	MXN	—	—	—	—	—	—	—
Receive	PEN	—	—	—	—	—	—	—
Pay	PEN	(6)	(1)	—	—	—	—	(7)
Receive	UFC	—	—	145	—	—	218	363
Pay	UFC	—	—	—	—	—	(109)	(109)
Receive	USD	1,963	1,027	1,612	3,302	1,026	4,525	13,455
Pay	USD	(47)	—	—	—	(417)	—	(464)
Receive	UDI	—	—	—	—	—	—	—
Pay	UDI	—	—	—	—	—	—	—
Receive	CHF	214	—	192	—	—	—	406
Pay	CHF	—	—	—	—	128	—	128
TOTAL		43	(1)	33	64	98	(348)	(111)

Millions of euros		2018	2019	2020	2021	2022	Subsequent years	Total
Forwards
Receive	ARS	—	—	—	—	—	—	—
Pay	ARS	—	—	—	—	—	—	—
Receive	BRL	8	—	—	—	—	—	8
Pay	BRL	(748)	—	—	—	—	—	(748)
Receive	CLP	1	—	—	—	—	—	1
Pay	CLP	(569)	—	—	—	—	—	(569)
Receive	COP	3	—	—	—	—	—	3
Pay	COP	(818)	—	—	—	—	—	(818)
Receive	CZK	67	—	—	—	—	—	67
Pay	CZK	—	—	—	—	—	—	—
Receive	EUR	5,533	—	—	—	—	—	5,533
Pay	EUR	(2,131)	—	—	—	—	—	(2,131)
Receive	GBP	1,022	—	—	—	—	—	1,022
Pay	GBP	(3,084)	—	—	—	—	—	(3,084)
Receive	MXN	—	—	—	—	—	—	—
Pay	MXN	(352)	—	—	—	—	—	(352)
Receive	PEN	25	—	—	—	—	—	25
Pay	PEN	(245)	—	—	—	—	—	(245)
Receive	UFC	—	—	—	—	—	—	—
Pay	UFC	—	—	—	—	—	—	—
Receive	USD	2,610	—	—	—	—	—	2,610
Pay	USD	(1,338)	—	—	—	—	—	(1,338)
Receive	UYU	—	—	—	—	—	—	—
Pay	UYU	(19)	—	—	—	—	—	(19)
TOTAL		(35)	—	—	—	—	—	(35)

Appendix V: Interest-bearing debt
The main financing transactions at December 31, 2017 and 2016 and their nominal amounts are as follows:

			Outstanding principal balance
			(millions of euros)
Descriptive name summary	Current limit (millions)	Currency	12/31/2017	12/31/2016	Arrangement date	Maturity date
Telefónica, S.A
Structured Financing (*)	153	USD	128	190	05/03/2011	07/30/2021
Structured Financing (*)	551	USD	460	635	02/22/2013	01/31/2023
Structured Financing (*)	446	USD	371	505	08/01/2013	10/31/2023
Bilateral (1)	1,500	EUR	1,500	1,500	06/26/2014	06/26/2019
Syndicated facility	2,500	EUR	—	550	02/19/2015	02/19/2022
Bilateral (2)	—	EUR	—	200	06/30/2015	12/29/2017
Structured Financing (*)	679	USD	566	324	12/11/2015	03/11/2026
Structured Financing (*)	469	EUR	423	240	12/11/2015	03/11/2026
Bilateral loan (3)	—	EUR	—	100	02/23/2016	02/23/2017
Bilateral loan	100	EUR	100	100	02/23/2016	02/23/2021
Loan	300	EUR	300	300	03/08/2016	03/08/2021
Bilateral loan (4)	150	EUR	150	300	10/24/2016	03/19/2019
Credit	380	EUR	292	—	12/27/2002	12/27/2020
Credit	200	EUR	167	—	03/27/2013	03/14/2020
Telefónica Germany GmbH & Co. OHG
Syndicated facility (5)	750	EUR	—	50	03/22/2016	03/22/2022
EIB Financing	—	EUR	450	250	06/13/2016	06/13/2025
Telefónica Europe, B.V.
Structured Financing (*)	750	EUR	750	—	11/28/2016	11/28/2024
(1) On January 17, 2017 an amendment was made to the bilateral loan, with an outstanding amount of 1,500 million euros, split into two tranches with a new amortization schedule: tranche A for 500 million euros maturing on June 26, 2017 and tranche B for 1,000 million euros maturing on June 26, 2019. Later, on February 17, 2017 a new amendment was signed extending the maturity of the tranche A for 500 million euros up to June 26, 2019.
(2) On December 29, 2017 an early repayment was made for the 200 million euros bilateral loan originally scheduled to mature in 2020.
(3) On February 23, 2017 an early cancellation was made for the bilateral loan originally scheduled to mature in 2019.
(4) On December 19, 2017 an early repayment was made for 150 million euros of the 300 million euros bilateral loan originally scheduled to mature in 2019.
(5) On February 17, 2017 a twelve-month extension was signed for the 750 million euros syndicated facility originally scheduled to mature in 2021.
(*) Facility with amortization schedule, showing in the column "Current limit" the undrawn amount.

Appendix VI: Key regulatory issues and concessions and licenses held by the Telefónica Group
Regulations
As a digital telecommunications operator, the Telefónica Group is subject to sector-specific telecommunications regulations, general competition law and a variety of other regulations, including privacy and security, which can have a direct and material effect on the Group’s business areas. The extent to which regulations apply to the Telefónica Group depends largely on the nature of its activities in a particular country, with traditional fixed telephony services and fixed broadband usually subject to stricter regulations.
In order to provide services and operate its networks and to use spectrum, the Telefónica Group must obtain general authorizations, concessions and/or licenses from the pertinent authorities in each country in which the Group operates (hereinafter referred to as national regulatory authorities or NRAs). The Group is also required to obtain radio frequency licenses for its mobile operations.
This section describes the legislative framework and the recent legislative key developments in the most relevant countries and regions in which the Group has significant interests. Many of the legislative changes and the adoption of regulatory measures by sector-specific regulators which are described in this section are in the process of being adopted and, therefore, have not yet concluded.
Electronic Communication Regulation in the European Union
On September 14, 2016 the European Commission (EC) proposed a new framework for electronic communications (the European Electronic Communication Code), which will overhaul the existing one, in order to take into account changes in markets, trends and technologies; all of which have significantly changed since 2009 when the framework was last amended. The EC proposal is currently under a legislative process in the Parliament (EP), the Council and the EC that is expected to conclude with the adoption of the Code in the second quarter of 2018.
Its provisions include measures to stimulate investment on very high capacity network (VHCN), new rules on spectrum (to improve investment certainty, coordination and harmonization within Europe) and changes to regulation on services, introducing more level playing field between telecom operators and new over-the-top-players (OTTs), as well as a to modernize Universal Service. However, the legislative work underway risks to worsen the EC proposal, watering down pro-investment measures and adding revenue-depressing measures on top (e.g.: regulation of intra-EU calls). Once approved, the Code will have to be transposed into national legislations.
In each EU Member State a NRA is responsible for enforcing national telecommunications laws incorporating the EU framework. Companies may challenge the decisions of their NRAs before their domestic courts. Such legal proceedings may lead to a decision by the European Court of Justice or ECJ, which is the ultimate authority on the correct application of EU legislation.
EU competition law
The European Union’s competition rules have the force of law in all EU Member States and are, therefore applicable to the Telefónica Group’s operations in those countries.
The Treaty for the functioning of the EU (TFEU) prohibits “concerted practices” and all agreements between entities that may affect trade between Member States and which restrict, or are intended to restrict, competition within the internal market. The TFEU also prohibits any abuse of a dominant competitive position within the EU, or any substantial part of it, that may affect trade between Member States.
The EU Merger Regulation requires that all mergers, acquisitions and joint ventures involving participants meeting certain turnover thresholds be submitted to the EC for review, rather than to the national competition authorities. Under the amended EU Merger Regulation, market concentrations will be prohibited if they significantly impede effective competition in the EU common market. The EC is granted the authority to apply the EU competition framework.
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
Telecom Single Market
EU Regulation 2015/2120 of the EP and of the Council of November 25, 2015, lays down measures basically concerning open internet access (Net Neutrality) and roaming on public mobile communications networks within the Union.

•
Roaming: Since June 15, 2017, operators have not been allowed to charge roaming users within the EU additional fees to their domestic prices for roaming calls, SMS and data services. However, in some circumstances, operators may still apply consumption limits and additional surcharge under a "fair use policy" or additional surcharges under the sustainability exemption. The regulation also limits any surcharge applied for receiving regulated roaming calls to the weighted average of maximum mobile termination rates across the European Union. On December 13, 2017, the fees were set at 0.0091€ per minute. The implementation of these measures could lead to an increase in both wholesale and retail traffic, the final impact of which may be assessed over the coming months, once the different traffic flows have stabilized.

Additionally, in June 2017, wholesale roaming caps were approved by the EP and the maximum wholesale caps, applicable since June 15, 2017 have been set at the following limits:

•	0.01€/SMS;

•	0.032€/minute;

•	data services glide path: 7.7€/GB (June – December 2017); 6€/GB (2018); 4.5€/GB (2019); 3.5€/GB (2020); 3€/GB (2021) and 2.5€/GB (2022).

•
Net Neutrality: Under the principle of network neutrality applicable to Internet access services area, network operators are not permitted to establish technical or commercial restrictions regarding the terminals that can be connected or the services, or applications and contents that can be accessed or distributed through the Internet by the end user. It also refers to the non-discriminatory behavior (e.g. non-anticompetitive) to be adopted by operators regarding the different types of Internet traffic circulating through their networks.

On August 30, 2016, the European Regulatory Authority ("BEREC") issued non-binding guidelines to the NRAs to monitor the application of the so-called "net neutrality and roaming Regulation" (EU Regulation 2015/2120). This guidance may directly impact Internet access service commercial practices (for example, some zero rating offers) and it may limit network management practices and increase transparency requirements on the Internet access services.
Digital Single Market
During 2016 and 2017 the EC issued many initiatives within the policy known as Digital Single Market which was adopted on May 6, 2015.
Among the most relevant initiatives we can find the following:

•	Package of measures to boost the Connectivity in the Single Digital Market - towards the European Gigabit Society.

•
Network and Information Security: Directive 2016/1148 of the EP and of the Council of July 6, 2016 concerning measures for a high common level of security of network and information systems across the Union entered into force on August 9, 2016. Member States have 21 months to transpose this Directive into their national laws and 6 additional months to identify operators of essential services (traditional critical infrastructures). According to the Directive, the providers of essential facilities are obliged to take appropriate security measures and report incidents to the national authorities.

•	Content Package:

•
On May 25, 2016 the EC launched a proposal for a revised Directive on the provision of audiovisual media services. The proposal includes some specific obligations for video sharing platforms related with minor’s access to harmful content and those to protect citizens from hate speech and violence. Regarding the promotion of European productions, the rules have increased the minimum levels reserved to certain contents so that video-sharing platforms must reserve at least 20% of European productions to on-demand services. Moreover, Member States may impose financial contributions (direct investments or levies allocated to national funds) to on-demand services established in a different Member State but targeting national audiences.

•
On June 14, 2017, EU Regulation 2017/1128 of the EP and of the Council on cross-border portability of online content services was adopted. It will enter into force on July 20, 2018 and seeks to ensure that subscribers to online content services provided in their Member States of residence are able to access these services and use them when they are temporarily in other Member State which is not their Member State of residence.

•
The Geo-Blocking Regulation proposed by the EC in May 2016 as part of the Digital Single Market tries to limit geographically-based restrictions which undermine online shopping and cross-border sales. In November 2017, the three European Institutions agreed on a Proposal for a Regulation to end unjustified geoblocking, a proposal which has to be confirmed by the plenaries of the EP and the Council of the EU. The final text has reached an agreement on some of the controversial points; in particular, copyright protected non-audiovisual content ended up being left out of the scope of the Regulation. This outcome is a positive result for rights holders and for pay TV services industries. The Regulation will enter into force nine months after its publication and two years thereafter the text will be revised by the EC to evaluate whether or not copyright protected content will be included under the scope.

•	Copyright Package: The EC presented a legislative package proposal in September 2016. Regarding the Cable and Satellite Proposal Regulation the proposal contains two main rules:

•
to allow broadcasters that offer across borders online services that are ancillary to their broadcasting (catch up and simulcasting) to do so by clearing rights only in the Member State where they have their principal establishment (so-called “country of origin principle/ COP); and

•
to extend the mandatory collective management of cable retransmission rights to other closed networks (as opposed to the open Internet), such as IPTV. All right holders, with the exception of broadcasters, would only exercise their retransmission rights through the mandatory collective administration regimen.

The EP and the Council have adopted their respective positions on the proposed Regulation and will start trilogue discussions (between the EC, the EP and the Council) early 2018. The Regulation could be adopted by June 2018.
Regarding the Copyright Directive proposal, the main issues addressed therein are a further capacity of choice and access to online content and cross-border access. The proposal extends the scope of application of some exceptions and limitations in the fields of education, text and data mining for scientific research, cultural heritage and to improve a sustainable and a better balanced contractual relationship between authors and industries. It also requires certain online content platforms to take certain technological measures (including content recognition technologies) in favor of certain online intermediaries in order to prevent access to copyright infringing content.
In relation with Data Protection & Privacy, the new General Data Protection Regulation (GDPR) of April 27, 2016, will be directly applicable in all member States in Europe from May 25, 2018. The GDPR introduces administrative fines of up to 4% of an undertaking’s annual global turnover for breaching the new data protection rules.
On January 10, 2017, the EC put forward its proposal for a Regulation on ePrivacy, which will replace the current Directive 2002/58/EC on privacy in the electronic communications sector and will complement the GDPR. The EC proposal also introduces administrative fines of up to 4% of an undertaking’s annual global turnover. The future ePrivacy Regulation is not expected to be adopted before end-2018.
On the other hand, the EC adopted a decision on Privacy Shield on July 12, 2016, which considers that there is an adequate level of protection of personal data transferred from the EU to US self-certified companies complying with the Privacy Shield principles. The Privacy Shield has been challenged before the EU´s General Court by civil-society groups, but the admission of their appeals is still pending. After consulting with industry agents, NGOs and data protection national authorities, the EC completed on October 18, 2017 its first annual review on the performance of the Privacy Shield. The EC considers that the Privacy Shield continues to ensure an adequate level of data protection for personal data of European citizens being transferred to Privacy Shield-compliant companies in the US. Telefónica USA, Inc. has self-certified itself as Privacy Shield compliant.
Regarding spectrum, on December 14, 2016, the three European institutions reached an agreement on how to coordinate the use of the 700 MHz band facilitating the introduction of 5G as of 2020. The 700 MHz band should be assigned to mobile operators and made available for wireless broadband use by June 30, 2020, at the latest, in all EU Member states. Duly justified exceptions on grounds defined in Decision 2017/899/CE are allowed until June 30, 2022. Member States are expected to adopt and make public their national plans for releasing this band by June 30, 2018.
Spain
General regulatory framework
The legal framework for the regulation of the telecommunications sector in Spain is governed by the General Telecommunications Law (9/2014) of May 9. The main modifications of this Law compared to the previous one were the reduction of administrative burdens to boost networks deployments, as well as the adoption of complementary measures for boosting investment in telecommunications sector.
The Market and Competition National Commission, or CNMC, created by the Law 3/2013, assumed in 2013 its role as telecommunications and audiovisual service regulator in Spain. This organism is also the competition authority in Spain and the national regulatory authority for transport, postal services and energy.
The main licenses and concessions held by Telefonica in Spain are listed at the end of this Appendix VI under the title “Main concessions and licenses held by the Telefónica Group”.
Market analysis
The obligations imposed by the national regulator in the most relevant markets in which Telefónica is deemed to have Significant Market Power (SMP) are detailed below.
Fixed markets
Wholesale fixed access and call origination market
On January 17, 2017, the CNMC approved the definition and the analysis of the market for access and call origination on fixed networks. Considering that Telefónica has SPM, the CNMC imposed specific obligations to Telefónica regarding the provision of origination services, preselection and wholesale access service to the telephone line on a cost-oriented production, and regarding the implementation of an accounting system. Telefónica was imposed, among others, the obligation of no discrimination, transparency and separation of accounts.
Fixed call termination market on individual networks
In October 2014, the CNMC carried out a market analysis in terminated fixed networks, and concluded that every single provider, including Telefónica de España, are dominants in terminating fixed networks and, as a consequence, are obliged to provide the terminating service applying cost-orientation and non-discrimination obligations to the rest of operators, according to a purely incremental costs model. In fixed call termination market on IP networks, Telefónica de España is required to submit an “Interconnection Reference Offer” (IRO).
Mobile market
Mobile network call termination
In May 2012, the CNMC established the wholesale price at 0.0109 €/minute as from July 2013. In July 2017, the NRA initiated the proceeding for the market analysis through a public consultation. Afterwards, in November 2017, the CNMC submitted to the EC its proposal on new mobile termination rates (MTRs) for all mobile operators, set at 0.0064 €/min as from January 2020 (0.0070 €/min as between its entering into force and December 31, 2018 and at 0.0066 €/min during the year 2019), which entails a decrease of 40% in comparison with the current levels. A final decision was adopted in January 2018 setting the rate at 0.0067 €/min during the year 2019.

Mobile Virtual Network Operators
In April 2017, the CNMC adopted a Decision considering that the access services and origination in public mobile telephone networks market is a competitive market and abolishing the current obligations applicable to Mobile Virtual Network Operators (MVNOs).
Wholesale (physical) to network infrastructure access and wholesale broadband access
In February 2016, the CNMC adopted a Resolution which established the elimination of the 30 Mbps limit and the incorporation of geographical segmentation to the regulation for the residential customers, so that Telefónica is not obliged to offer wholesale broadband services access (bitstream) in the most competitive areas (66 cities). In this sense, Telefónica de España is only obliged to offer its wholesale broadband access services (bitstream) for residential segment in non-competitive areas. The price of fiber wholesale access services is calculated under a model of economic replicability of Telefónica's retail offerings in the residential and business segments. The price of access services to the copper network is cost oriented. For the business segment, the Resolution requires Telefónica de España to offer its wholesale broadband access services both on the copper and fiber network, throughout the national territory. It is anticipated that this Resolution will last for at least four years. Its implementation is expected to result in a moderate increase of the current regulatory obligations of Telefónica in Spain, due to the mandatory granting of access to other operators to its fiber network, and due to certain aspects relating specifically to the business segment (high quality bitstream service for business customers with national coverage). This Resolution has been appealed by Telefónica de España.
On January 18, 2017, the CNMC adopted a Resolution which approved the reference offer of the new wholesale unbundled virtual access service to Telefónica's new broadband Ethernet service (local NEBA). NEBA services are expected to allow alternative operators more flexibility to structure their retail offers over Telefónica´s fiber network. On December 29, 2017, a draft measure on the economic replicability methodology to be used to assess the maximum wholesale access price which Telefónica could charge to other operators for accessing the optical fiber network in regulated areas (NEBA Local and NEBA services), was notified to the EC establishing a maximum wholesale access price of 16.38 €/month. The final decision is expected within the current first quarter of 2018.
In June 2017, CNMC launched a public consultation on the methodology to analyze if Telefónica´s business offers can be replicated by other operators. The final decision is not expected before mid-2018.
Universal service obligations
Telefónica de España has been designated the operator responsible for the provision of the connection to the public electronic communications network for a three-year maximum period (January 1, 2017 - December 31, 2019), with the possibility of establishing broadband data connection with a descending speed no less than 1Mbit per second, and the provision of the public telephone service available from a fixed location. In addition, Telefónica de España was also designated the operator responsible for the preparation and delivery of public telephone directories to the telephone subscribers for one-year period (January 1 - December 31, 2017), Telefonica Telecomunicaciones Públicas, S.A.U. has been designated as the operator responsible for the provision of a sufficient supply of public payphones for one-year period (January 1 - December 31, 2017). In both, cases, there have been an extension for the provision of directories and pay phones and their provision will remain in force within the scope of Universal Service until December 31, 2018, by Telefónica de España S.A.U.
Contribution to RTVE funding
In August 2009, the Radio and Television Corporation Finance Law (Ley de Financiación de la Corporación de Radio y Television Española) was approved establishing that: (i) telecommunication operators which operate nationwide or at least in more than one region, have to pay a fixed annual contribution of 0.9% of the invoiced operating income of the year (excluding the revenues of the wholesale reference market), and (ii) the concessionaire companies and providers of TV services which operate nationwide or at least in more than one region have to pay an annual fixed contribution to the RTVE funding as follows: (a) 3% on the gross revenue of the year for open concessionaire companies or TV services providers, and (b) 1.5% on the gross revenue of the year for concessionaire companies to provide Pay TV services.
Contributions made to the funding of RTVE were appealed by Telefónica España and Telefónica Móviles España. The proceedings are currently on hold waiting for the ruling on (i) a prejudicial question submitted by the National High Court to the Court of Justice of the European Union, and (ii) also on an unconstitutionality question submitted to the

Spanish Constitutional Court regarding compliance of the underlying law with the European legislation and the Spanish Constitution.
Acquisition of Distribuidor Oficial de Televisión, S.A. (DTS)
The Resolution the CNMC of April 22, 2015 authorized the acquisition of the exclusive control of DTS (Distribuidor Oficial de Televisión, S.A.) by Telefónica de Contenidos, S.A.U. As a result of such authorization, the new entity assumed a set of commitments for a five-year period, which briefly are: i) the obligation to make available a wholesale offer of channels with premium content, that allows the replicability of Telefónica retail Pay TV offer; ii) the prohibition of including a period of permanence clause in contracts for Pay TV packages; iii) the prohibition of attract DTS customers for a period of two months; iv) the obligation to keep at least three international routes uncongested with three Internet Connectivity Providers; and v) the prohibition of formalizing exclusive contracts exceeding three years with content providers.
Germany
General regulatory framework
The European Union legislative framework was implemented in Germany at the end of June 2004, by the approval of Telecommunications Act (Telekommunikationsgesetz). Following the adaptation of the 2009 EU Telecom Package, the Telecom Act has been repeatedly amended over the last years. The national regulatory authority responsible for regulation of electronic communication networks and services is the Bundesnetzagentur, or BNetzA. At the end of July 2016, the Act for better information exchange when combating international terrorism entered into force. This act inter alia amends article 111 TKG, which rules which customer data need to be collected and stored prior to access activation.
The main licenses and concessions held by Telefónica in Germany are listed at the end of this Appendix VI under the title “Main concessions and licenses held by the Telefónica Group”.
Spectrum
In Germany, regarding its process to provide new frequencies for the further development of digital infrastructures the regulatory agency for electricity, gas, telecommunications, post and railway (BNetzA) published a paper on the key elements in June 2017 and, at the same time, initiated a procedure for determining the frequency demand for nationwide assignments in the 2 GHz and the 3.6 GHz bands (3.6 GHz is the official wording of BNetza when referring to 3.4-3.8 GHz). Among other things, for the 2 GHz band, BNetzA proposed the joint award of the frequencies expiring at the end of 2020 and 2025 and indicated that, following the merger of Telefónica Deutschland and E-Plus, it does not intend to withdraw any rights of use allocated to Telefónica Deutschland before their expiration (2020 and 2025, respectively). For the 3.6 GHz band, regional assignments for a part of the frequencies are provided for in the paper, as well as mutual co-usage rights between national and regional assignments. Additionally, it also foresees a demand-based supply with 5G. The procedures to auction both bands could begin in 2018 or 2019. The Telefónica Deutschland Group submitted its request for frequencies by the imposed deadline of September 30, 2017 and commented on the key elements. The final determination of the frequency demand and the first draft decisions in this regard are expected in the first quarter of 2018. For frequencies above 24 GHz, BNetzA intends to initially develop an application process in the frequency band of 26 GHz.
The transparency regulation promulgated by BNetzA enters into force
The legal regulation with measures to increase transparency in telephone and internet services in the mobile and fixed-line segments, which was issued by BNetzA to strengthen consumers´ rights, largely entered into force on June 1, 2017. The remaining provisions came into force on December 1, 2017. Among other things, the regulation includes provisions on cost control, the review and documentation of contractually agreed data transfer rates, and the provision of information on contract content to customers prior to conclusion.
Market reviews
Mobile termination rates (MTR)
The MTR of 0.0166 €/minute expired end of November 2016. By means of a decision dated March 6, 2017, BNetzA approved the final mobile termination rates (MTR), which had been provisionally approved on November 30, 2016. From December 1, 2016, the rates of 0.011 €/minute were validated. The rates dropped to 0.0107 €/minute on December 1, 2017 and, as of December 1, 2018, the rates will further drop to 0.0095 €/minute. These rates were symmetrically approved for all mobile operators. They are effective until November 30, 2019. The rates were approved on the basis of pure Long Run Incremental Costs (LRIC), which is the new cost model for the calculation of MTRs.
Fixed termination rates (FTR)
The FTR of 0.0024 €/minute expired at the end of December 2016. For the period thereafter, BNetzA provisionally approved rates of 0.0010 €/minute in its decision dated January 25, 2017 and confirmed them in its decision dated October 20, 2017. The rates are symmetrical for all regulated fixed network operators for the period from January 1, 2017 to December 31, 2018. The rates for Telekom Deutschland were finally approved in July 2017 and the rates for all other fixed network operators, including the Telefónica Deutschland Group, were set based on a comparison with those rates of Telekom Deutschland.
BNetzA initiates consultation and market studies on fibre optic infrastructures
On March 14, 2017, BNetzA initiated a consultation process entitled “Issues in rate regulation for FttH/B-based wholesale products with a view to the development of fibre optic infrastructures capable of high performance”. The study investigates how the accelerated development of fibre optic networks can be supported by regulations. The consultation deals with the rate-related aspects of regulation. The future regulation could result in a departure from the current cost-based regulation. Any changes to the current regulatory standard are expected by the end of 2018 at the earliest. In a parallel process, BNetzA initiated a market study on the requirements for regulation and the existence of SMP relating to the so-called 3a markets (wholesale local access provided at a fixed location) and 3b markets (wholesale central access provided at a fixed location for mass-market products). The key aspect of this study is whether FttH/B-based wholesale products will continue to be assigned to the nationwide connection market in which copper-based connections and cable-based connections can also be found. This study is a pre-requisite for any rate regulation. Initial decisions will be adopted in the second quarter of 2018 at the earliest.
Introduction of a regulated wholesale product “Super Vectoring” by Telekom Deutschland
Telekom Deutschland AG (Telekom) has announced that it expects to expand its product offering as part of the regulated wholesale service “Bitstream Access” through “Super Vectoring” connections from August 2018. This would significantly increase the potential bandwidth of very-high-bit-rate digital subscriber line (VDSL) connections compared with today. Telekom is required to offer competitive prices on the wholesale service market; however, it is not yet known what these prices are. The Telefónica Deutschland Group expects to improve its competitive position in the fixed line market as a result of this product.
United Kingdom
General legislative framework
The EU Regulatory Framework was implemented in the United Kingdom by the Communications Act in 2003. The Office of Communications, or Ofcom, is designated as the NRA responsible for the regulation of electronic communications networks and services.
The main licenses and concessions held by Telefonica in the United Kingdom are listed at the end of this Appendix VI under the title “Main concessions and licenses held by the Telefónica Group”.
Wholesale price regulation
Following a market review, mobile termination rates for all mobile providers, including the four national mobile communications operators (Vodafone, Telefónica United Kingdom, EE and H3G) are subject to controls based on the pure long-run incremental cost (pure LRIC) approach. The present mobile wholesale termination rate is 0.495 ppm. Ofcom is proposing to reduce those rates by 10% over a three-year period commencing on April 1, 2018.
Spectrum
Telefónica United Kingdom has an obligation in its 800 MHz spectrum license to provide indoor coverage to 98% of the United Kingdom population (and 95% of the populations of each of England, Wales, Scotland and Northern Ireland) and an obligation in its 900/1800 MHz spectrum license to provide voice and text services to 90% of the UK landmass, both by the end of 2017, to be maintained, thereafter. Telefónica United Kingdom continues to invest in its infrastructure improvement program, upgrading its 2G and 3G Networks and continued roll-out of its 4G Network. Telefónica United Kingdom is in the process of providing information to the UK's regulatory authority, Ofcom, to demonstrate its compliance with the obligations mentioned above.

In a decision dated July 11, 2017, Ofcom proposed to auction 2.3 GHz spectrum (which is available for "immediate use") and 3.4 GHz spectrum (which may be used for 5G services), subject to two competition measures. These measures set forth two separate spectrum caps: a spectrum cap of 255 MHz of immediately usable spectrum and an overall cap of 340 MHz. That decision was appealed by both BT/EE and H3G. Both appeals were rejected in a ruling dated December 20, 2017. H3G tried to appeal the decision to the Court of Appeal and a hearing took place on February 13, 2018. The appeal was refused and the litigation ended. Therefore, the auction can now proceed without delay. Telefónica United Kingdom expects the bidding to start in March 2018.
Brazil
General legislative framework
The delivery of telecommunications services in Brazil is subject to regulation under the regulatory framework provided in the General Telecommunications Law enacted in July 1997. The National Agency for Telecommunications (Agência Nacional de Telecomunicações or ANATEL), is the principal regulatory authority for the Brazilian telecommunications sector.
Brazilian competition regulation is based on Law No. 12529 of November 30, 2011. The Administrative Council for Economic Defense, or CADE, is the agency in charge of enforcing the competition rules.
The antitrust law establishes a pre-merger notification regime for concentration transactions, with new turnover thresholds (one participant with gross revenue of BLR750 million in Brazil and other participant with gross revenue of BRL75 million in Brazil) and maximum time length for merger review procedure (240 days, extendable to 330 days).
On October 18, 2016, CADE issued the Resolution No 17, which changed the rules concerning the mandatory notification of the so called ‘associative agreements’. The new regulation tends to reduce notifications of associative agreements that do not raise antitrust concerns.
The main licenses and concessions held by Telefónica in Brazil are listed at the end of this Appendix VI under the title “Main concessions and licenses held by the Telefónica Group”.
Licenses
In Brazil, concessions are awarded for providing services under the public regime, while authorizations are granted for providing private regime services. The only service currently provided under both regimes is the Fixed Switched Telephony Service (STFC). All other services are provided under the private system only.
In the state of São Paulo, Telefônica Brazil provides local and national long-distance fixed switched telephony services (STFC) under the so-called public regime, through a concession agreement which is expected to remain in force until 2025. In accordance with current regulations, Telefônica Brazil informed the Brazilian regulatory authority (Agencia Nacional de Telecomunicações or ANATEL) that the net value of assets assigned to the provision of STFC (which include, among others, switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment) was estimated to total 8,763 million Brazilian reais as of December 31, 2017 (approximately 2,209 million euros under the exchange rate applicable on such date). Under current regulations, Telefonica must update this information by April 30, 2018 by sending the list and value of the reversible assets held as of December 31, 2017. In principle, the assets assigned to the provision of STFC were considered reversible assets, and thus, supposed to be reverted to the Federal Union at the end of the concession agreement.
In this sense, a bill amending the regulatory framework in Brazil is in process, establishing, among other things, that such assets would no longer be reversible under a new license regime in exchange for significant broadband investment commitments. The bill has been approved at both legislative houses, but it has been challenged before the Federal Supreme Court due an alleged procedure misstep. Outcome of this lawsuit is uncertain, although the Senate's board may overcome it sending the bill for voting in the Plenary (such action depends on political environment which is also unclear). In the event that the bill is finally approved, ANATEL would be entitled to adopt the relevant administrative decisions for the amendment of the respective licenses with the consequent amendment of the future obligations imposed on STFC providers.
In addition, a proposal of the General Plan for Universalization of Fixed Switched Telephony Services was approved by ANATEL in 2016. However, the final version has not been executed yet because the amendment to the concession agreement has not been finalized yet.

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
In 2014, ANATEL auctioned radiofrequencies licenses in the 700MHz frequency and Telefônica Brazil acquired the license to use one of the bands. According to the bidding notice, the successful bidders were required to incorporate an independent entity to manage the whole reframing process of the 700MHz (currently, the band occupied by the free-to-air analog broadcasters). Successful bidders should also provide such entity with the financial and operational resources to provide equipment and support for the broadcasters and the final users (which, subject to certain conditions, will be entitled to receive Digital TV receivers). Federal regulation establishes a timeline to implement such reframing which is scheduled to be concluded by December 2018.
Interconnection, tariffs and prices
Interconnection among public networks is mandatory in Brazil. Generally, parties can freely negotiate the terms and conditions about technical points, economic discounts and rights/obligations, of the interconnection agreements. Interconnection rates for fixed network operators identified as operators with SMP (Resolution No. 588/2012) are defined by ANATEL; the interconnection rates for the use of mobile operators networks (Resolution No. 438/2006), may be agreed between the parties. However, if the parties fail to reach a consensus, particularly regarding charges to fixed operators (Resolution No. 576/2011), ANATEL imposes the rates to be used. The mobile termination market is based on the model of incremental costs and, pursuant to applicable laws, reductions of VU-M must be reflected in VC1 (retail price paid by users for local fixed-mobile calls) and VC2 and VC3 (retail price paid by users for national long distance fixed-mobile calls).
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
Further, ANATEL’s Resolution No. 649 of February 12, 2015, changed article 42 of the Appendix I of the General Plan of Competition Goals (PGMC), and established a decreasing “bill and keep” between SMP and the non-SMP operators: 50/50% between 2018 and 2019 and “full billing” in 2019 when the definitive cost-oriented-model fees shall be in force. Such Resolution has been challenged in courts without a definitive outcome. Accordingly, the VU-M values (in Brazilian reáis) for 2017 applicable to Telefônica Brazil were the following: i) Region I: 0.04928; ii) Region 2: 0.05387; and iii) Region 3: 0.06816.
On December 5, 2016, ANATEL issued a public consultation for the revision of the PGMC, which may address changes in the relevant markets regulated by the PGMC and in VIVO’s identification as an operator with SMP in the regulated markets. The mentioned public consultation was available for comments until March 22, 2017 and ANATEL is expected to deliberate on the new regulations during 2018.
Mexico
General regulatory framework
In Mexico, the provision of telecommunication services is governed by the Constitution and the Federal Telecommunication and Broadcasting Law (LFTy R), published on July 14, 2014, among others.
The Federal Telecommunications Institute (IFT) is the authority responsible for the regulation, promotion and supervision of the use, development and exploitation of radio spectrum, networks and the provision of broadcasting services and telecommunications, as well as the antitrust authority for broadcasting and telecommunications sectors. Furthermore, on August 26, 2015, a special division on Telecommunications affairs was established by the Consumers

Affair Authority to monitor, coordinate, control, substantiate and resolve conciliation, arbitration and infringements, review, modification and grant the use of adhesion contracts in terms of Federal Consumer Act.
The IFT, as the Mexican national authority in communications and broadcasting sectors, declared in 2014 the “América Móvil Group” a preponderant operator in the telecommunications market, imposing it specific measures with asymmetric obligations in order to avoid damaging competition and free market participation. Within these measures are the imposition of a regulated framework interconnection agreement and a set of reference offers for: leasing of dedicated links, access and shared use of passive infrastructure in fixed and mobile networks, MVNOs, roaming and local loop unbundling. In this sense, on November 17, 2016, Telefónica México and América Móvil Group signed an agreement in order for America Móvil to provide the wholesale service of national roaming in the areas where Telefónica México currently has no coverage. This was done in light of the specific measures with asymmetric obligations imposed by the IFT to the Preponderant Economic Agent.
The Federal Law of Economic Competition published on May 23, 2014, its regulations and the Regulatory Provisions of the Federal Law of Economic Competition for telecommunications and broadcasting published by the IFT on January 12, 2015, constitute the applicable regulatory framework by the IFT in terms of economic competition for the broadcasting and telecommunications sectors.
Licenses
The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.
Pegaso PCS, S.A. de C.V. (Pegaso PCS) has multiple licenses to use a public telecommunications network and to use spectrum for the provision of mobile and fixed local service nationwide, long distance and public telephony.
On March 7, 2017, Pegaso PCS entered into an agreement whereby Servicios de Acceso Inalámbricos, S.A. de C.V. (SAI) assigned to Pegaso PCS all rights and obligations derived from its concession to the frequency band of 1900 MHz, with a total bandwidth of 30 MHz, to provide mobile and fixed wireless services in the Region 8 (conformed by the States of Guerrero, Oaxaca, Puebla, Tlaxcala y Veracruz). Currently, such concession is in a process of term renovation.
Prices and tariffs
Tariffs charged to customers are not regulated. They are set by mobile operating companies and must be registered with the IFT, in order to be enforced.
Interconnection
On November 9, 2017, the IFT published the MTRs applicable to solve any conflicts regarding MTR during 2018. Such MTRs were set, for the Preponderant Economic Agent (Radiomóvil Dipsa, S.A. de CV- Telcel) at 0.028562 Pesos per minute, while for the non-preponderant ones they were set at 0.112799 Pesos per minute. These rates were calculated using the same method that was used in 2017 but adjusting the variables in the cost model.
On June 21, 2012, the Secretary-General of the International Centre for Settlement of Investment Disputes (ICSID) declared admissible the international arbitration filed by Telefónica, S.A. against Mexican United States. Telefónica, S.A. filed a lawsuit on September 20, 2013, claiming damages incurred as a consequence of several decisions of different Mexican regulatory and administrative bodies in interconnections disputes regarding MTRs. Mexican United States replied on February 28, 2014. On June 26, 2014, Telefónica filed its response and on October 17, 2014 Mexico filed its rejoined (dúplica).
Considering that, on the one hand, Mexico had substantially modified its Constitution regarding telecommunications in June 2013, approving a Federal Telecommunications Law in August 2014 and that, on the other hand, Telefónica México, under this new regulatory framework, was reaching voluntary agreements with other operators to resolve interconnection disputes from previous years, Telefónica, S.A. and the Mexican state entered into negotiations for a joint and friendly withdrawal from international arbitration. This led to the suspension of the procedure on March 18, 2016. In January 2018, a joint dismissal was presented by both parties before the arbitration tribunal, requesting the tribunal to finalize the arbitration. Such finalization will be agreed in the following weeks.
Foreign ownership/restrictions on transfer of ownership
Since the amendments to the Constitution published in June 2013 foreign investment (FDI) up to one hundred percent in telecommunications is allowed.

Chile
General regulatory framework
The General Telecommunications Law No. 18168 of 1982, as amended, establishes the legal framework for the provision of telecommunications services in Chile. The main regulatory authority in Chile is SUBTEL (the Under-Secretary of Telecommunications). On February 13, 2014, the Regulation on Telecommunications Services was published and came into force on June 14, 2014, regulating a number of new services as Internet, Pay TV, etc.
In May 2014, law No. 20750 allowing the introduction of DTT was published in the Official Journal. It set an extensible deadline of 5 years for the blackout analog. It also set forth that the concessions of free-to-air broadcasting could be nationwide, regional, local and with European coverage. It also set forth the mandatory application of “Granted Retransmission” when two requirements are met: (i) digital coverage for at least 85% of the total population in the service area and (ii) the “must carry” of, at less four regional channels (as long as it is technologically feasible and the service area remains unaltered) is fulfilled. It also established that football matches of Chilean national soccer team would be broadcasted by free-to-air channels. On April 15, 2015, SUBTEL published in the Official Journal the Digital Broadcasting TV Plan.
The principal regulation concerning competition in Chile is Decree No. 211 of 1973, whose current text was established in Law Decree No. 1 of 2005 (Ministerio of Economía, Fomento y Reconstrucción). The Competition Court deals with infringements of competition law. This Law Nº 20.945 was published on August 30, 2016. The law increases the administrative fines up to 30% of the sales relating to the product line or services associated with the infringement during the period in which the alleged infringement took place, or up to the double of the economic profit reached by the infringement.
Licenses
The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.
Additionally, Telefónica Chile has been granted licenses of public local phone services, Voice Over Internet Protocol services, concessions of long distance and concessions to install and exploit the national fiber optic network and mobile satellite. 2.6 GHz concession established an obligation for Telefonica Móviles Chile to provide a wholesale service to MVNOs, for what the latter had to published a completely Facilities Offer (including prices), available in non-discriminatory terms.
In September 2015, Decree No. 71/2015 of the Ministry of Transport and Telecommunications was published in the Official Journal, which granted to Telefonica Móviles Chile a service concession for transmitting data on the 713-748 MHz and 768-803 MHz frequency bands. A frequency block at the national level of 2x10 MHz was also awarded to the company through an auction procedure. The deadline to start providing the services contained in the commercial project expired on September 14, 2017, and for locations, routes and compulsory schools (remunerations) expired on March 14, 2017. Due to causes of force majeure, certain areas and mandatory routes were authorized to start services on October 30, 2017. Both the commercial project and the considerations received were accepted by the regulator within the committed deadlines.
Prices and tariffs
Public telecommunication services prices and prices for intermediate telecommunication services are freely established by operators, unless there is an express resolution by Chile´s Competition Court on existing conditions in the market confirming that there is not enough competition. Additionally, maximum prices for interconnection services (access charges for network use, mainly) are subject to tariff regulation for all operators, being set by stipulated procedures.
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

A Tariff Decree regarding fixed termination rate was adopted for the 2014-2019 period. The new tariff came into force on May 8, 2014, and it applied a reduction of 37% from the one demanded the previous period. Regarding the mobile network, a Tariff Decree has been approved for the 2014-2019 period. Such Tariff Decree came into force on January 25, 2014, and it implied a reduction of 76.4% from the previous tariffs.
As of the end of December 2017, a new tariff setting process began for the five-year period 2019-2023.
Argentina
General regulatory framework
The basic legal framework for the provision of telecommunications services in Argentina is set forth in the Law “Argentina Digital” No. 27078 issued on January 7, 2015. This legal framework declared of public interest the development and regulation of information technology, communications and its associated resources (TIC´s). Thus, this law became the specific regulatory regime for the free market, including rules on interconnection, universal service and radio spectrum, and setting out the principles of network neutrality and giving to the technological, informational and communicational companies the possibility of providing broadcasting services (except satellite infrastructure), and setting a single license system.
Additionally, the Government approved the Decree No. 267/2015, published in the Official Gazette on January 4, 2016, which amended the Argentina Digital Act creating the National Communication Agency (ENACOM), which is the continuation of the Federal Authority for ICTs (Autoridad Federal de Tecnologías de la Información y las Comunicaciones). Additionally, the Decree No. 1340/2016, which was published on January 2, 2017 instructed the Ente Nacional de Comunicaciones to issue new regulations during 2017 which would ensure the allocation of new frequency bands for provision of wireless or fixed wireless services and would enable the reassignment of frequencies previously granted to other providers. Furthermore, it confirmed the authorization to Telefónica de Argentina and Telefónica Móviles Argentina to provide broadcasting services by subscription from January 1, 2018 in the cities of Buenos Aires, Córdoba y Rosario, while a mechanism is established for the rest of the country based on the protection of small and medium-size providers and cooperatives. Finally, some standards were set forth in the law for the establishment of the Interconnection Regulation, such as the asymmetric rates regime and the automatic roaming service.
Furthermore, “Law on Defense of Competition” No. 25156 prohibits any acts or behaviors contrary to such law. The enforcement authority is assisted by the National Commission for the Defense of Competition created by Law No. 22262.
Licenses
The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.
Additionally, Telefónica de Argentina has licenses for an indefinite period of time for the provision of communications services; local telephone services; long-distance national and international, telex, international communication and data transfer services; national and international value-added services, and other telecommunication services provided by the different license agreements entered into with the National State, and administrative acts entered into with the National State.
Since the promulgation of the “Argentina Digital” legal framework No. 27078, the licenses system became a license-only system, without prejudice to the corresponding inscription of each service in the terms that the Authority of Application determines, and has national scope. For this purpose, the legal framework contained transitional provisions under which licenses outstanding at the time of the promulgation of that Act that were called “Single Telecommunication Service License” would be considered under the new regime as “Single Argentina Digital License” with the same content, scope and effects.
Otherwise, Argentina Digital Act No. 27078 ruled that the telecommunication licensees may require a license to provide subscription television services, except those provided through a satellite link. Nevertheless, from the promulgation of the Decree No. 267/2015, amending the aforementioned Act, some telecommunication licensees, including Telefónica de Argentina S.A. and Telefónica Móviles Argentina S.A., may provide broadcasting services by subscription since January 1, 2018 in certain areas and will be able to progressively extend to others.
Prices and tariffs

Additionally, the “Argentina Digital” legal framework establishes that providers of TIC´s services may freely set rates and/or prices for their service which shall be reasonable and fair, covering all the operation costs and a consequent reasonable profit margin. It also allows the enforcement authority to regulate the tariffs and prices of essential public services and those other services that such authority determines. However, until the Secretary of Communications determines that there is effective competition for telecommunications services, until the secondary legislation is adopted, or until the new regime is duly regulated and the enforcement authority so provides, the “dominant” providers in the relevant areas (which include Telefónica de Argentina) must respect the maximum tariffs established in the general tariff structure.
Interconnection
The National Entity of Communications (ENACOM) has the power to control prices and tariffs, and also to set them in order to the general costs or other compensation mechanism.
Colombia
General regulatory framework
In Colombia, telecommunications are a public service subject to state regulation and oversight. Law 1341/09 (Technologies of Information and Communications Law) reformed the legal framework, establishing the general regime for information and communication technologies. Under this law, providers of network and telecommunications services in Colombia must register with the Information and Communication Technologies Minister. In addition, operators must obtain a concession from the National Television Authority (previously a Commission) in order to provide television services. The Colombian telecommunications regulator is the Comisión de Regulación de Comunicaciones or CRC, and the authority in charge of the spectrum is the Agencia Nacional del Espectro or ANE.
The Colombian competition law is included in Law No. 155/59, Decree No. 2153/92 and Law No. 1340/09 on restrictive trade practices. The Superintendent of Industry and Commerce is the Colombian competition authority.
Licenses
The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.
Additionally, Colombia Telecomunicaciones S.A. ESP (ColTel) adopted on November 8, 2011 the general entitled regime of approval established in law No. 1341 2009, which allows ColTel to continue providing network and communications services, like added-value services, carrier national services and mobile services, amongst others. In addition, ColTel holds a concession in order to provide satellite TV (DBS) or Direct Home TV (DTH), which was renewed on February 22, 2017.
The Ministry of Information Technologies and Communications (ITC) issued resolution 597 on March 27, 2014 to renew 850 MHz/1900 MHz band licenses for ten additional years. Under the scope of such resolution, ColTel (67.5% of which is owned, directly and indirectly, by Telefónica and 32.5% of which is owned by the government of the Colombian Nation) renewed its license to exploit such radioelectric spectrum to provide telecommunication services.
The concession agreements from 1994, which were renewed in 2004 and under which the mobile telephone services were provided until November 28, 2013, contained a reversion clause for the underlying assets. Law 422 of 1998 and Law 1341 of 2009 clarified that upon expiration of a concession agreement for telecommunication services, only the spectrum reverts to the State. That was the understanding under which all the operators, including the authorities, were operating between 1998 and 2013. In 2013, however, when analyzing an appeal on the constitutionality of said laws, the Constitutional Court confirmed the constitutionality of the laws but clarified that it could not be concluded that those laws modified with retroactive effect the reversion clause of the concession agreements of 1994. On February 16, 2016, the ITC started an arbitration proceeding in accordance with the terms of the relevant concession agreement of 1994, in order to clarify the validity and scope of such reversion clause. On July 1, 2016, the co-defendant concession holders (including ColTel) filed a response to the claim prompted by the ITC. The arbitration award was rendered on July 25, 2017 and was not favorable for the co-defendants.
The arbitration tribunal ordered ColTel to pay 1,651,012 million Colombian Pesos, after finding on August 4, 2017 that an arithmetic error led to a minor amendment decreasing the amount contained in the original award from July 25, 2017. On August 29, 2017, the shareholders' meeting of ColTel approved a capital increase in a total amount of 1,651,012 million Colombian pesos, 470 million euros at the exchange rate as of such date, to pay the amount imposed by the arbitration award. The Telefónica Group and the Colombian government subscribed the capital increase pro rata to their respective shareholding in ColTel. Telefónica's decision to participate in the capital increase does not constitute, and should not be understood as, an acceptance of the arbitration award. Telefónica reserves all of its legal rights and the exercise by Telefónica or ColTel of any applicable legal action, national or international. Both ColTel and Telefónica have started legal actions. On August 18, 2017, ColTel filed an appeal to challenge the arbitration award at Colombia's highest court of administrative litigation (Consejo de Estado). In addition, on December 18, 2017, ColTel also filed a constitutional action “acción de tutela” seeking to protect its constitutional rights jeopardized by the arbitration award. On the other hand, pursuant to the relevant bilateral treaty, Telefónica notified Colombia of its intention to file an International Centre for Settlement of Investment Disputes (ICSID) claim after the expiration of the 90-day notice period. After the expiration of such deadline, on February 1, 2018, Telefónica submitted the arbitration request to the ICSID.
Interconnection
Mobile and fixed operators in Colombia have the right to interconnect to other operators’ networks. Before the intervention of regulatory authorities, operators must attempt direct negotiations. Interconnection must assure compliance with the objectives of non-discriminatory treatment, transparency, prices based on costs plus a reasonable profit and promotion of competition.
In February 2017, the Comisión de Regulación de Comunicaciones (CRC) published resolution 5108 establishing, starting in 2017, symmetric reductions of 11.4 COP per minute and 4.3 million COP per monthly capacity to the termination rates for established operators and asymmetric termination rates of 24.58 COP per minute and 9.8 million COP per monthly capacity for new entrant operators in a five-year period. The CRC also adopted measures to promote the entry of MVNOs, including the regulation of prices for the access to the mobile networks. In addition, the conditions for national roaming have been amended.

Value/year/ COP$	2018
Charge per minute	10.99
% Reduction	42.2%
Capacity Charge	4,273,389.92
% Reduction	43.9%
Prices and tariffs
The Technologies of Information and Communications Law provides for a free pricing system for communication services, unless there are market failures or quality problems. From 2016 retail tariffs for fix to mobile calls are no longer regulated except for TIGO (one of the commercial names under which Colombia Movil operates) which still holds concession for the provision of personal communication services (PCS´s).
Television services
The Colombian national TV authority (Autoridad Nacional de Televisión or ANTV) published the payment regime applicable to subscription television operators for providing their services, which has been in force since November 1, 2017. This regime sets forth variable tariffs based on income or fixed tariffs per user (whichever is higher), based on the population of each municipality and aiming at reducing the current level of fees.

Fee	Population	2017-2018		2019->
Variable tariffs	>100,000	1.0%	$ 340	0.8%	$ 272
	<100,000	0.4%	$ 88	0.3%	$ 66
Compensation	>100,000	4.9%	$ 1,666	4.3%	$ 1,462
	<100,000	1.0%	$ 220	0.5%	$ 110

Fixed tariffs	$11,462,644
Peru
General regulatory framework

The provision of telecommunications services in Peru is governed by the Telecommunications Law and related regulations. In July 2012, the Peruvian Congress approved the Law of Promotion of the Broad Band and Construction of the National Fiber Optic Backbone, Law No. 29904. This Law declared both (i) the construction of a National Fiber Optic Backbone available to the government to make possible the connectivity by the broad band; and (ii) the access and use of the infrastructure associated with the public services of energy and hydrocarbon to facilitate the display of the telecommunication network for the provision of the broad band of public necessity. In addition, Law No. 29904 implied that operators of electric, transport and hydrocarbon infrastructure projects would have to install fiber optic that would be available to the government and given in concession to telecommunication operators. Also, this law established that a percentage of the capacity of the National Fiber Optic Backbone would be reserved to the government to satisfy its necessities. Additionally, this Law incorporated the obligation of the internet services providers to comply with the Net Neutrality regulations. In this sense, the NRA, the Organismo Supervisor de las Telecomunicaciones (OSIPTEL), adopted regulations aimed at providing clear guidelines on the implementation of the net neutrality regime adopted in Peru in 2012 that are in force since January 1, 2017.
Law No. 30083 was approved in September 2013, which seeks to strengthen competition in the public mobile market service by introducing MVNOs and mobile rural infrastructure operators (MRIO). Regulations developing the Act were published in August 2015.
The general competition framework in Peru is based on the Legislative Decree No. 1034. This Law it is applied, in the telecommunication sector, by OSIPTEL.
Licenses
The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.
Additionally, Telefónica del Perú, S.A.A. provides nationwide fixed electronic communications services pursuant to two concession agreements issued by the Transports and Communications Ministry on May 16, 1994. Both agreements had a 20 years term, subject to partial renewals for additional periods of five years up to a maximum of 20 years. To date, three partial renewals have been approved and, consequently, the concession agreements have been extended until November 27, 2027. In December 2013, Telefónica del Perú, S.A.A. submitted to the Transport and Communications Ministry an application to renew its concessions to provide nationwide fixed telecommunications services for five additional years. This proceeding is still pending. The cable distribution broadcasting service concessions were renewed in May 2016 until March 2032 and 2033, respectively.
Prices and tariffs
Tariffs for fixed telephony services must be approved by OSIPTEL in accordance with a price cap formula based on a productivity factor. Rates charged by mobile providers to their customers have been subject to a free tariff regime supervised by OSIPTEL. Tariffs must be reported to OSIPTEL prior to implementation. On May 19, 2016, OSIPTEL adjusted the tariff maximum rate applicable to local calls made from Telefónica del Perú S.A.A.’s fixed telephones to mobile networks in PEN 0.0017 per second without IGV. This new rate is in force since May 21, 2016.
Interconnection
OSIPTEL started in November 2016 the process to amend the maximum MTRs. On January 28, 2018, OSIPTEL published the caps on interconnection rates for MTRs. The approved rate is the same for all networks and entails a decrease of 63% (USD 0.00661 per minute rated at the second). The new fees established by OSIPTEL will apply as of the adoption of the regulation.

Main concessions and licenses held by the Telefónica Group
The following tables list the concessions and licenses as at December 31, 2017 to use spectrum for mobile services and selected other applications in each country.

EUROPE	Frequency		Bandwidth (MHz)		Year of Exp. Date
Spain	800	MHz	20		2031
	900	MHz	29.6		2030
	1,800	MHz	40		2030
	1,900	MHz (TDD)	5		2020	(1)
	2,100	MHz	29.6		2020	(1)
	2,600	MHz	40		2030
	2,600	MHz	20	(2)	2030
	3.5	GHz	40		2020	(1)
United Kingdom	800	MHz	20		Indefinite	(3)
	900	MHz	34.8		Indefinite
	1,800	MHz	11.6		Indefinite
	1,900	MHz (TDD)	5		Indefinite
	2,100	MHz	20		Indefinite
Germany	700	MHz	20		2033
	800	MHz	20		2025
	900	MHz	20		2033
	1,800	MHz	20		2033
	1,800	MHz	20		2025
	1,900	MHz (TDD)	5		2025
	1,900	MHz (TDD)	5		2020
	2,000	MHz (TDD)	14.2		2025
	2,100	MHz	39.6		2020
	2,100	MHz	29.7		2025
	2,600	MHz	60		2025
	2,600	MHz (TDD)	20		2025
	3.5	GHz	42		2021
(1) Expected extension until April 18, 2030.
(2) Regional licenses in Madrid and Melilla.
(3) Initial term of 20 years.

BRAZIL	Frequency		Bandwidth (MHz)		Year of Exp. Date
Brazil (10)	450	MHz	14		2027	(1)
	700	MHz	20		2029
	850	MHz	25	(2)	2020-2028	(3)
	900	MHz	5	(4)	2020-2023	(5)
	1,800	MHz	20	(6)	2020-2023	(5)
	1,900	MHz	10	(7)	2022
	2,100	MHz	20-30	(11)	2023
	2,500	MHz	40	(8)	2027-2031	(9)
(1) SP State (towns with CN 13 to 19), MG and North East (AL, CE, PB, PE, PI, RN e SE).
(2) Except regions 2', 4', 6', 7' and 10.
(3) Regional licenses: expiration and renewal dates are dependent on the region. The license in Rio de Janeiro is due to expire in 2020.
(4) Only in regions 3, 4, 4', 5, 6, 7, 8 and 9. Not in regions 1, 2, 2', 5', 6', 7' and 10.
(5) Regional licenses: expiration and renewal dates are dependent on the region. The license in MG Interior is the first to reach its renewal date in 2020.
(6) 20 MHz is the most common bandwidth, but it is higher in some regions (up to 50 MHz).
(7) Only in region 10. The licenses can be disabled and migrated to 2100 MHz frequency (3G technology). This depends on Anatel’s approval.
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
(11) 30MHz in regions where the bandwidth from 1900 MHz frequency has been migrated to 2100 MHz frequency.

HISPANOAMÉRICA	Frequency		Bandwidth (MHz)	Year of Exp. Date
Argentina	700	MHz	20	2032	(1)
	850	MHz (AMBA)	30	Indefinite
	850	MHz (Sur)	25	Indefinite
	1,900	MHz (AMBA)	20	Indefinite
	1,900	MHz (Norte)	50	Indefinite
	1,900	MHz (Sur)	25	Indefinite
	1,700	MHz/2100 MHz	20	2032	(1)
	3.5	GHz	50	Indefinite	(2)
Chile	700	MHz	20	2045
	850	MHz	25	Indefinite
	1,900	MHz	30	2032/2033	(3)
	2,600	MHz	40	2043
	2,600	MHz	12	2038	(4)
	3.5	GHz	50	2037	(5)
Colombia	850	MHz	25	2024
	1,700	MHz/2100 MHz	30	2023
	1,900	MHz	15	2024
	1,900	MHz	15	2021
Ecuador	850	MHz	25	2023
	1,900	MHz	60	2023
Mexico(6)	850	MHz (Reg. 1, 2, 3, 4)	20	2025
	850	MHz (Monterrey y alrededores)	1.92	2025
	1,900	MHz (Reg. 1)	40	2018/2030	(7)
	1,900	MHz (Reg. 2)	50	2018/2030	(8)
	1,900	MHz (Reg. 3 and 7)	60	2018/2025/2030	(9)
	1,900	MHz (Reg. 4)	50	2018/2030	(10)
	1,900	MHz (Reg. 5)	50	2018/2025/2030	(11)
	1,900	MHz (Reg. 6)	60	2018/2030	(12)
	1,900	MHz (Reg.8 - Guerrero, Oaxaca, Puebla,Tiaxcala and Veracruz)	30	2018
	1,900	MHz (Reg. 9 – México D.F.)	70	2018/2025/2030	(14)
Peru	450	MHz	10	2028	(15)
	700	MHz	30	2036
	850	MHz	25	2030	(16)
	900	MHz (Lima y Callao)	10	2028
	900	MHz (Resto de provincias)	16	2028	(17)
	1,700	MHz/2100 MHz	40	2033
	1,900	MHz (Lima y Callao)	25	2030
	1,900	MHz (Resto de provincias)	25	2018
	3.5	GHz	50	2027	(15)
Uruguay	700	MHz	30	2037
	850	MHz	25	2024
	1,900	MHz	20	2022/2024	(18)
	1,900	MHz	40	2033
Venezuela	850	MHz	25	2022
	1,900	MHz	50	2022
	1,700	MHz/2100 MHz	20	2022
	2,600	MHz	40	2029
	3.5	GHz	50	2026	(15)
Costa Rica	850	MHz	10.6	2026
	1,800	MHz	30	2026
	1,800	MHz	20	2032
	2,100	MHz	20	2026
	2,100	MHz	20	2032
El Salvador	850	MHz	25	2018
	1,900	MHz	30	2021
Guatemala	1,900	MHz	80	2034

HISPANOAMÉRICA (Cont.)	Frequency		Bandwidth (MHz)	Year of Exp. Date
Nicaragua	700	MHz	40	2023
	850	MHz	25	2023
	1,900	MHz	60	2023
	1,700	MHz/2100 MHz	40	2023
Panama	700	MHz	20	2036
	850	MHz	25	2036	(19)
	1,900	MHz	20	2036	(19)
(1) The date will be confirmed when the 700 MHz band is released.
(2) Only in 37 locations. Restricted to Fixed applications.
(3) 20 MHz expires in November 2032; 10 MHz in April 2033.
(4) Only in Metropolitan Region.
(5) Only in Aysén and Punta Arenas.
(6) Two different communication licenses, one expires in 2018, the other expires in 2030. Regional codes are included in Annex 2.
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

4	ES
5	BA
6	SE
7	AL
8	PE
9	PB
10	RN
11	CE
12	PI
13	MA
14	PA
15	AP
16	AM
17	RR
18	SC
19	PR –except towns included of sector 20
20	PR – towns of Londrina and Tamarana
21	MS – except the town integrating of sector 22
22	MS – town of Paranaíba
23	MT
24	TO y GO – except towns included in sector 25
25	GO – towns of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão
26	DF
27	RO
28	AC
29	RS
30	RS – towns of Pelotas, Capão do Leão, Morro Redondo and Turuçu
31	SP – except the towns included in sector 33
33
SP – towns of Altinópolis, Aramina, Batatais, Brodosqui, Buritizal, Cajuru, Cássia dos Coqueiros, Colômbia, Franca, Guaíra, Guará, Ipuã, Ituverava, Jardinópolis, Miguelópolis, Morro Agudo, Nuporanga, Orlândia, Ribeirão Corrente, Sales de Oliveira, Santa Cruz da Esperança, Santo Antônio da Alegria and São Joaquim da Barra

ANNEX 2

Mexico spectrum portofolio: meaning of the region numbers
Region 1	Baja California: Baja California, Baja California Sur, Sonora (San Luis Río Colorado).
Region 2	Sinaloa, Sonora (excluding San Luis Río Colorado).
Region 3	Chihuahua, Durango, Coahuila de Zaragoza (Torreón, San Pedro, Matamoros, Francisco I. Madero, Viesca).
Region 4	Nuevo León, Tamaulipas, Coahuila de Zaragoza (excluding municipalities of the North Region).
Region 5	Chiapas, Tabasco, Yucatán, Quintana Roo, Campeche.
Region 6	Jalisco (excluding municipalities of the Central Region), Michoacán de Ocampo, Nayarit, Colima.
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