Form 20-F
period 2019-12-31
TELEFONICA S A
filed 2020-02-20
CIK 814052

As filed with the Securities and Exchange Commission on February 20, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
____________________________________

Washington, D.C. 20549
____________________________________

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
____________________________________
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Ordinary Shares, nominal value 1.00 euro per share*	TEF*	New York Stock Exchange*
American Depositary Shares, each representing one Ordinary Share	TEF	New York Stock Exchange
Guarantee ** by Telefónica, S.A. of the following, each of Telefónica Emisiones, S.A.U.
$1,400,000,000 Fixed Rate Guaranteed Senior Notes Due 2020	TEF/20	New York Stock Exchange
$1,500,000,000 Fixed Rate Guaranteed Senior Notes Due 2021	TEF/21	New York Stock Exchange
$750,000,000 Fixed Rate Guaranteed Senior Notes Due 2023	TEF/23	New York Stock Exchange
$1,500,000,000 Fixed Rate Senior Notes Due 2027	TEF/27	New York Stock Exchange
$2,000,000,000 Fixed Rate Guaranteed Senior Notes Due 2036	TEF/36	New York Stock Exchange
$750,000,000 Fixed Rate Senior Notes Due 2038	TEF/38	New York Stock Exchange
$2,500,000,000 Fixed Rate Senior Notes Due 2047	TEF/47	New York Stock Exchange
$1,250,000,000 Fixed Rate Senior Notes Due 2048	TEF/48	New York Stock Exchange
$1,250,000,000 Fixed Rate Senior Notes Due 2049	TEF/49	New York Stock Exchange
Guarantee ** by Telefónica, S.A. of the following, each of Telefónica Europe B.V.
$1,250,000,000 Fixed Rate Guaranteed Senior Notes Due 2030	TEF/30	New York Stock Exchange

*	Not for trading, but only in connection with the listing of American Depositary Shares, pursuant to the requirements of the New York Stock Exchange.

**
Not for trading, but only in connection with the listing of the $1,400,000,000 Fixed Rate Guaranteed Senior Notes Due 2020; $1,500,000,000 Fixed Rate Guaranteed Senior Notes Due 2021; $750,000,000 Fixed Rate Guaranteed Senior Notes Due 2023; $1,500,000,000 Fixed Rate Senior Notes Due 2027; $2,000,000,000 Fixed Rate Guaranteed Senior Notes Due 2036; $750,000,000 Fixed Rate Senior Notes Due 2038; $2,500,000,000 Fixed Rate Senior Notes Due 2047; $1,250,000,000 Fixed Rate Senior Notes Due 2048; and $1,250,000,000 Fixed Rate Senior Notes Due 2049; each of Telefónica Emisiones, S.A.U., and the $1,250,000,000 Fixed Rate Guaranteed Senior Notes Due 2030 of Telefónica Europe, B.V. (each a wholly-owned subsidiary of Telefónica, S.A.)

____________________________________
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
____________________________________
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
____________________________________
The number of outstanding shares of each class of capital stock of Telefónica, S.A. at December 31, 2019 was:
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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this Annual Report can be identified, in some instances, by the use of words such as “will,” “shall,” “target,” “expect,” “aim,” “hope,” “anticipate,” “should,” “may,” “might,” “assume,” “estimate,” “plan,” “intend,” “believe” and similar language or other formulations of a similar meaning or, in each case, the negative formulations thereof. Other forward-looking statements can be identified in the context in which the statements are made or by the forward-looking nature of discussions of strategy, plans or intentions. These statements appear in a number of places in this Annual Report including, without limitation, certain statements made in “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and include statements regarding our intent, belief or current expectations with respect to, among other things:

•	the effect on our results of operations of competition in telecommunications markets;

•	trends affecting our business, financial condition, results of operations or cash flows;

•	ongoing or future acquisitions, investments or divestments;

•	our capital expenditures plan;

•	our estimated availability of funds;

•	our ability to repay debt with estimated future cash flows;

•	our shareholder remuneration policies;

•	supervision and regulation of the telecommunications sectors where we have significant operations;

•	our strategic partnerships;

•	the potential for growth and competition in current and anticipated areas of our business; and

•	the outcome of pending or future litigation or other legal proceedings.
Such forward-looking statements are not guarantees of future performance and involve numerous risks and uncertainties, and actual results may differ materially from those anticipated in the forward-looking statements as a result of various factors. The risks and uncertainties involved in our businesses that could affect the matters referred to in such forward-looking statements include but are not limited to:

•
changes in general economic, business or political conditions in the domestic or international markets in which we operate or have material investments that may affect our business, financial condition, results of operations, cash flows and/or the performance of some or all of our financial indicators, including as a result of the uncertainties in Spain, the outcome of Brexit, the worsening of the fiscal sustainability in some European countries or increasing trade tensions in certain parts of the world;

•
compliance with data privacy regulations and the impact of our inability to comply with any such regulations, including liability for any loss, transfer or inappropriate modification of customer data or general public data stored on our servers or transmitted through our networks;

•	exposure to currency exchange rates, interest rates or credit risk, including in relation to our investments or in some of our financial transactions;

•	existing or worsening conditions in the international financial markets;

•
the impact of current, pending or future legislation and regulation in countries where we operate, as well as any failure to renew or obtain the necessary licenses, authorizations and concessions to carry out our operations and the impact of limitations in spectrum capacity;

•	compliance with anti-corruption laws and regulations and economic sanctions programs and the impact of any breach of any such laws, regulations and programs;

•	our inability to anticipate or adapt in a timely manner to changing customer demands and/or new ethical or social standards;

•
changes in our competitive position, including as a result of the evolution of competition and market consolidation in the markets where we operate, as well as the impact of any failure to comply with any antitrust regulations or any regulatory actions imposed by antitrust authorities;

•	our inability to anticipate and adapt to the rapid technological changes that characterize the sector in which we operate, or to select the right investments to make;

•	failure of suppliers to provide necessary equipment and services on a timely basis and otherwise meeting our performance expectations;

•	the impact of unanticipated network interruptions;

•	the impact of cyber-threats and cyber-security actions;

•
the impact of impairment charges on our goodwill, property, plant and equipment, intangible assets, deferred taxes or other assets as a result of changes in the regulatory, business, economic or political environment or other factors;

•	the impact of a decrease in our liquidity or difficulties in our ability to finance ourselves; and

•	the outcome of pending or future litigation or other legal proceedings.
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
"p.p." means percentage points.
"YoY" or "y-o-y" means year-on-year.
For a definition of “operating income before depreciation and amortization” (OIBDA), “OIBDA-CapEx”, “OIBDA-CapEx excluding spectrum acquisitions”, “net financial debt”, “net financial debt plus leases”, “net financial debt plus commitments”, “net financial debt plus leases plus commitments” and “free cash flow” see “Item 5. Operating and Financial Review and Prospects- Non-GAAP Financial Information”.
Below are definitions of certain technical terms used in this Annual Report:
"5G", is a technology under development, succeeding the mobile technology called 4G. The aim is to make the navigation experience and Internet downloads more agile.
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
“ARPU" is total service revenues divided by average number of accesses divided by the number of months.
“AWS” or Amazon Web Services refers to a service platform in the Cloud offering data base storage, content delivery and other functionalities that can help your business to grow. It is also more secure than a physical server.
“B2B” or Business to Business is the business segment.
“B2C” or Business to Customer is the residential segment.
"Bundles" refers to a combination of products that combine fixed services (wirelines, broadband and television) and mobile services.
"Churn" is the percentage of disconnections over the average customer base in a given period.
"Cloud computing" is a service, whereby shared resources, software and information are provided to computers and other devices as a utility over a network (typically, the Internet).
"Commercial activity" includes the addition of new lines, replacement of handsets, migrations and disconnections.
"Convergent" refers to the offer of more than a single service for a single price.
"Data ARPU" is data revenues divided by average number of accesses divided by the number of months.
"Data revenues" include revenues from mobile data services such as mobile connectivity and mobile Internet, premium messaging, downloading ringtones and logos, mobile mail and SMS/MMS.
"Data traffic" includes all traffic from Internet access, messaging (SMS, MMS) and connectivity services over Telefónica’s network.
"Fixed telephony accesses" includes public switched telephone network (PSTN) lines (including public use telephony), integrated services digital network (ISDN) lines and circuits, “fixed wireless” and Voice over IP accesses.

"FTRs" or "Fixed termination rates" is an established fixed network tariff that applies when a customer makes a call to someone in a network operated by another operator.
"FTTH" or "Fiber to Home" is the installation and use of optical fiber from a central point directly to individual buildings such as apartment buildings and businesses to provide high-speed Internet access.
"FTTx" is a generic term for any broadband network architecture that uses optical fiber to replace all or part of the metal local loop.
“FWA” is a fixed broad band service using Fixed Wireless technology (fixed telephony service using mobile technology).
"Gross adds" is the number of new accesses in a certain period.
"HDTV" or high definition TV has at least twice the resolution of standard definition television (SDTV), allowing it to show much more detail than an analog television or digital versatile disc (DVD).
"Interconnection revenues" means revenues received from other operators which use Telefónica's networks to connect to or finish their calls and SMS or to connect to their customers.
"Internet and data accesses" (“Fixed broadband accesses” or “FBB accesses") include broadband accesses (including retail asymmetrical digital subscriber line (ADSL), very high bit-rate digital subscriber line (VDSL), satellite, fiber optic and circuits over 2 Mbps), narrowband accesses (Internet service through the PSTN lines) and the remaining non-broadband final customer circuits. Internet and data accesses also include "Naked ADSL", which allows customers to subscribe for a broadband connection without a monthly fixed line fee.
"IPTV" or Internet Protocol Television refers to distribution systems for television subscription signals or video using broadband connections over the IP protocol.
“ISDN” or Integrated Services Digital Network is a format commonly used for transmitting information through a digital high speed connection.
“ISP” is Internet Service Provider.
"Local loop" means the physical circuit connecting the network termination point at the subscriber's premises to the main distribution frame or equivalent facility in the fixed public telephone network.
"LTE" or Long-Term Evolution is a 4G mobile access technology.
"M2M", or machine to machine, refers to technologies that allow both mobile and wired systems to communicate with other devices with the same capability.
"Market share" is the percentage ratio of the number of final accesses over the existing total market in an operating area.
"Mobile accesses" include accesses to the mobile network for voice and/or data services (including connectivity). Mobile accesses are categorized into contract and pre-pay accesses.
"Mobile broadband" includes Mobile Internet (Internet access from devices also used to make voice calls such as smartphones), and Mobile Connectivity (Internet access from devices that complement fixed broadband, such as PC Cards/dongles, which enable large amounts of data to be downloaded on the move).
"MTR" or mobile termination rate is an established mobile network tariff that applies when a customer makes a call to someone in a network operated by another operator.
"MVNO" or mobile virtual network operator is a mobile operator that provides mobile services through another mobile operator. An MVNO pays a determined tariff to such mobile network operator for using the infrastructure to facilitate coverage to their customers.
"Net adds/Net loss" is the difference between the customer base in a certain period compared to a different period.
"OTT services" or over the top services means services provided through the Internet (such as television and video streaming).

"Pay TV" includes cable TV, direct to home satellite TV (DTH) and IPTV.
“PSTN” is Public Switched Telephone Network.
"Revenues" means net sales and revenues from rendering of services.
"Service revenues" are total revenues minus mobile handset sales. Service revenues are mainly related to telecommunication services, especially voice- and data revenues (SMS and data traffic download and upload revenues) consumed by Telefónica's customers.
"SIM" means subscriber identity module, a removable intelligent card used in mobile handsets, USB modems, etc. to identify the user in the network.
"UBB" or ultra-broad band is the fiber-to-the-premise broadband which is capable of giving a minimum downlink speed of 100 mbps and a minimum uplink speed of 50 mbps.
"Voice traffic" means voice minutes used by Telefónica's customers over a given period, both outbound and inbound.
"VoIP" means voice over Internet protocol.
"Wholesale accesses" means accesses Telefónica provides to other companies, who then sell services over such accesses to their residential and corporate clients.

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
Our consolidated financial statements as of December 31, 2019 and 2018, and for the years ended December 31, 2019, 2018 and 2017 included elsewhere in this Annual Report, including the notes thereto (the “Consolidated Financial Statements”), are prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

PART I
Item 1. Identity of Directors, Senior Management and Advisors
A. Directors and Senior Management
Not applicable.
B. Advisers
Not applicable.
C. Auditors
Not applicable.
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
A. Selected Financial Data
The following table presents certain selected consolidated financial data. It is to be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, “Item 4. Information on the Company—Business Overview” and the Consolidated Financial Statements. The consolidated income statements and the consolidated statements of cash flows data for the years ended December 31, 2017, 2018 and 2019 and the consolidated statements of financial position data as of December 31, 2018 and 2019 set forth below are derived from, and are qualified in their entirety by reference to the Consolidated Financial Statements.
The selected consolidated financial data as of December 31, 2015 and for the year ended December 31, 2015 may differ from previously reported financial information as of such date and for such period in our respective annual reports on Form 20-F for certain prior years, as a result of the retrospective revision referred to immediately below.
The consolidated income statement, the consolidated statement of cash flows and the consolidated statement of financial position data as of and for the year ended December 31, 2015 set forth below were retrospectively amended in 2016 to show the reclassification of the results attributable to our operations in the United Kingdom as continuing operations, and the reclassification of the related assets and liabilities, which ceased to be classified as held for sale. As such, the information set forth below is not derived from Telefónica, S.A.’s consolidated financial statements presented for the year ended December 31, 2015, which are not included nor incorporated by reference in this Annual Report.
Our Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB.

The basis of presentation is described in detail in Note 2 to our Consolidated Financial Statements.

Millions of euros	2015	2016	2017	2018	2019
Consolidated Income Statement Data
Revenues	54,916	52,036	52,008	48,693	48,422
Other income	2,011	1,763	1,489	1,622	2,842
Supplies	(16,547)	(15,242)	(15,022)	(14,013)	(13,635)
Personnel expenses	(10,349)	(8,098)	(6,862)	(6,332)	(8,066)
Other expenses	(16,802)	(15,341)	(15,426)	(14,399)	(14,444)
Depreciation and amortization	(9,704)	(9,649)	(9,396)	(9,049)	(10,582)
OPERATING INCOME	3,525	5,469	6,791	6,522	4,537
Share of (loss) income of investments accounted for by the equity method	(10)	(5)	5	4	13
Net finance expense	(2,341)	(2,706)	(2,290)	(1,232)	(1,953)
Net exchange differences	(268)	487	91	277	121
Net financial expense	(2,609)	(2,219)	(2,199)	(955)	(1,832)
PROFIT BEFORE TAX	906	3,245	4,597	5,571	2,718
Corporate income tax	(155)	(846)	(1,219)	(1,621)	(1,054)
PROFIT FOR THE YEAR	751	2,399	3,378	3,950	1,664
Attributable to equity holders of the parent	616	2,369	3,132	3,331	1,142
Attributable to non-controlling interests	135	30	246	619	522

Other Data
Weighted average number of shares-Basic (thousands)(1)	5,070,588	5,060,519	5,110,188	5,126,575	5,119,138
Basic and diluted earnings per share attributable to equity holders of the parent (euro)(1)	0.07	0.42	0.56	0.57	0.17
Basic and diluted earnings per ADS (euro)(1)	0.07	0.42	0.56	0.57	0.17
Weighted average number of ADS-Basic (thousands)(1)	5,070,588	5,060,519	5,110,188	5,126,575	5,119,138
Dividends per ordinary share (cash and scrip) (euro)	0.75	0.75	0.40	0.40	0.40
Dividends per ordinary share (cash and scrip) ($)(2)	0.83	0.82	0.46	0.46	0.45

Consolidated Statement of Financial Position Data
Cash and cash equivalents	2,615	3,736	5,192	5,692	6,042
Property, plant and equipment	33,910	36,393	34,225	33,295	32,228
Total assets	120,329	123,641	115,066	114,047	118,877
Non-current liabilities	60,509	59,805	59,382	57,418	63,236
Equity	25,436	28,385	26,618	26,980	25,450
Capital stock	4,975	5,038	5,192	5,192	5,192

Consolidated Cash Flow Data
Net cash provided by operating activities	13,615	13,338	13,796	13,423	15,022
Net cash used in investing activities	(12,917)	(8,208)	(10,245)	(8,685)	(5,641)
Net cash used in financing activities	(3,612)	(4,220)	(1,752)	(3,880)	(9,021)

(1)
The per share and per ADS computations for all periods presented have been reported using the weighted average number of shares and ADSs, respectively, outstanding for each period, and have been adjusted to reflect the stock dividends which occurred during the periods presented, as if these had occurred at the beginning of the earliest period presented and have also been adjusted for the mandatorily convertible notes issued in 2014, which matured in 2017. In accordance with IAS 33 (“Earnings per share”), the weighted average number of ordinary shares and ADSs outstanding for each of the periods covered has been restated to reflect the issuance of shares pursuant to Telefónica’s scrip dividend in December 2016. As a consequence, basic and diluted earnings per share have also been restated in 2015.

(2)	Quantities in U.S. dollars are calculated in accordance with the conversion rate published by the Depositary (Citibank, N.A.) in connection with each dividend payment.

B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
The Telefónica Group is affected by a series of risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The main risks and uncertainties faced by Telefónica, which could affect its business, financial condition, results of operations and/or cash flows are set out below and must be considered jointly with the information set out in the Consolidated Financial Statements.
These risks are currently considered by the Telefónica Group to be specific to the Group and the most important to consider in making an informed investment decision in respect of the Company. However, the Telefónica Group is subject to other risks that have not been included in this section based on the Telefónica Group's assessment of their probability of occurrence and the potential magnitude of their impact.
Risks related to the business activities.
Telefónica's competitive position in some markets could be affected by the evolution of competition and market consolidation.
The Telefónica Group operates in highly competitive markets and it is possible that the Group may not be able to market its products and services effectively or respond successfully to the different commercial actions carried out by its competitors, causing it to not meet its growth and customer retention plans, thereby jeopardizing its future revenues and profitability.
In addition, market concentration, including as a result of mergers, acquisitions, alliances and collaboration agreements with third parties (e.g., the possible integration of companies in the content/entertainment sector, such as the mergers of FOX and Disney, and AT&T and Time Warner), could affect the competitive position of Telefónica, as well as the efficiency of its operations.
The reinforcement of competitors, the entry of new competitors, or the merger of operators in certain markets, may affect Telefónica's competitive position, negatively affecting the evolution of revenues and the market share. These changes in market dynamics could lead to aggressive commercial offers, accelerated broadband deployments by competitors or the proliferation of unlimited data rates. These situations are of greater relevance in certain countries such as Chile and Peru.
If Telefónica is not able to successfully face the challenges posed by its competitors, the Group's business, financial condition, results of operations and/or cash flows could be adversely affected.
The Telefónica Group is subject to relevant regulation on data privacy.
The use of personal data and data privacy are strategic matters for Telefónica. Besides any media and social implications, fines arising from breaching the Regulation (EU) No. 2016/679 (the General Data Protection Regulation, "GDPR") can be up to 4% of the Group's total worldwide annual turnover for the preceding financial year. In addition, in Latin America, new regulations on privacy are being adopted in Brazil, Argentina and Chile. Moreover, in Europe, the Proposal of the European Commission for a Regulation concerning privacy and electronic communications (the "e-Privacy Regulation") is still under discussion. The e-Privacy Regulation would entail complying with additional and stricter rules than those established under the GDPR in respect of personal data from electronic communications. The e-Privacy Regulation would also establish fines similar to those included in the GDPR. These regulations may affect the development of innovative services in a Big Data environment.
Moreover, Telefónica's reputation depends, to a large extent, on the digital trust it is able to build with its clients and other stakeholders. The Telefónica Group's networks carry and store large volumes of confidential, personal and business data, through both voice and data traffic. The Telefónica Group stores increasing quantities and types of customer data from both business and consumer segments. Despite its best efforts to prevent it, the Telefónica Group may be found liable for any loss, transfer, or inappropriate modification of customer data or general public data stored on its servers or transmitted through its networks, any of which could involve many people and have an impact on the Group's reputation.
Any of the foregoing, including the Group's inability to comply with the relevant regulation, could have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
The Group requires government concessions and licenses for the provision of a large part of its services and the use of spectrum, which is a scarce and costly resource.
The telecommunications sector is subject to laws and sector-specific regulations. The fact that the Group's business is highly regulated affects its revenues, operating income before depreciation and amortization ("OIBDA") and investments.
Many of the Group’s activities require licenses, concessions or authorizations from governmental authorities, which typically require that the Group satisfies certain obligations, including minimum specified quality levels, service and coverage conditions. If the Telefónica Group breaches any of such obligations it may suffer consequences such as economic fines or, in a worst-case scenario, measures that would affect the continuity of its business. Exceptionally, in certain jurisdictions, the terms of granted licenses may be modified before the expiration date of such licenses or, at the time of the renewal of a license, new enforceable obligations could be imposed or the renewal of a license could be refused.
Additionally, the Telefónica Group could be affected by the regulatory actions of antitrust authorities. These authorities could prohibit certain actions, such as new acquisitions or specific practices, create obligations or impose heavy fines. Any such measures implemented by the antitrust authorities could result in economic and/or reputational loss for the Group, in addition to a loss of market share and/or harm to the future growth of certain of its businesses. For example, on February 22, 2019, the European Commission started an investigation of Telefónica Deutschland in respect of the Group's compliance with its commitments undertaken in the merger with E-Plus in 2014. The European Commission is investigating whether there has been a breach of the Group's commitment to offer wholesale 4G services to all interested players at best prices under benchmark conditions.
Any of the foregoing could have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
Access to new concessions/ licenses of spectrum.
The Group requires sufficient spectrum to offer its services. The Group's failure to obtain sufficient or appropriate spectrum capacity in the jurisdictions in which it operates, or its inability to assume the related costs, could have an adverse impact on its ability to maintain the quality of existing services and on its ability to launch and provide new services, which may materially adversely affect Telefónica’s business, financial condition, results of operations and/or cash flows.
It is expected that spectrum auctions will take place in the next few years, which will possibly require cash outflows to obtain additional spectrum or to comply with the coverage requirements associated with some of these licenses.
In Europe, two auction processes are expected in the near term: (i) in Spain the auction for the 700 MHz band related to the "second digital dividend" is expected to occur during 2020, and it is probable that the spectrum in the 3.4-3.6 GHz band, currently in use by the Ministerio de Defensa, will also be auctioned during 2020 (up to a maximum of 40 MHz), and (ii) in the United Kingdom, an auction for the 700 MHz and the 3.6-3.8 GHz bands is expected to take place in the second quarter of 2020.
In Latin America several auction processes are expected in the near term: (i) in Brazil, on February 6, 2020, Agência Nacional de Telecomunicações ("ANATEL”) has published a proposal regarding the 5G auction, that will be incorporated into a public consultation. It is expected that the auction will take place at the end of 2020 or 2021.The frequencies to be auctioned are 20 MHz of 700 MHz band for national blocks, 90 MHz of 2.3 GHz band for regional blocks, 400 MHz of 3.5 GHz band for national and regional blocks and 3,200 MHz of 26 GHz band for national and regional blocks, (ii) in Peru and Argentina, various spectrum auctions have also been announced, with conditions to be defined, and (iii) in Chile, on January 14, 2020, the Chilean Under-Secretary of Telecommunications (SUBTEL) launched a public consultation on the upcoming auction, which was available for comments until February 14, 2020. SUBTEL intends to auction 30-year concessions in four bands - a total of 20MHz will be made available in the 700MHz band, 30MHz in the AWS band, 150 MHz in the 3.5 GHz band and 800 MHz in the 28GHz band.

Existing licenses: renewal processes and modification of conditions for operating services.
The revocation or failure to renew the Group’s existing licenses, authorizations or concessions, or any challenges or amendments to their terms, could materially adversely affect Telefónica’s business, financial condition, results of operations and/or cash flows.
In Spain, Telefónica is in the process of extending its administrative concessions in the 3.4-3.6 GHz band (2x20 MHz) and the 2.1 GHz band (2x5 MHz + 5 MHz). In both cases, the initial term of the concession expires in April 2020 with the possibility of an extension of 10 additional years (until 2030). As of December 31, 2019, Telefónica had completed the deployment of LTE nodes mandated by Ministerial Order of October 29, 2018 approving the plan to enable access to broadband services at 30 Mbps speed or higher. This obligation applies to operators such as Telefónica holding licenses in the 800 MHz band, and compliance with the relevant loading conditions will be monitored by relevant administrative authorities over the next five years.
In Latin America, in Brazil, (i) on October 4, 2019, Law 13.879/2019 (resulting from PLC 79/2016) was published. This Law introduces changes to the telecommunications regulatory framework and is expected to have a significant impact on this industry, by allowing fixed-line concessions operators to migrate from a grant regime (in which the underlying assets reverts to the government at the end of the concession) to an authorization regime. According to the Law, ANATEL will be responsible for estimating the gains obtained by operators as a result of migrating from one regime to the other. The amount of such gains will translate into broadband related projects, which will need to be defined by ANATEL. Alternatively, if an operator chooses not to migrate to the authorization regime, existing contracts could be renewed beyond 2025. Additionally, in December 2019, a public consultation was launched to hire a consultant agency that will assist ANATEL in formulating the rules to be followed by operators who wish to migrate from the grant regime to the authorization regime. At December 31, 2019, the estimated residual value of the reversible assets was 8,260 million Brazilian reals (approximately 1,825 million euros under the exchange rate applicable on such date) (8,622 million Brazilian reals, approximately 1,943 million euros at December 31, 2018); (ii) on the other hand, regarding the 2.5 GHz and 450 MHz spectrum bands, licensed in certain cities, the regulator issued a decision in June 2019 which has been challenged by Telefónica allowing the use of a satellite solution to meet existing commitments and obligations to increase the connection speed and ordering the termination of licenses relating to the 451 MHz to 458 MHz and 461 MHz to 468 MHz frequencies in cases where relevant operators have not used such frequencies within the deadline set in the relevant auction notice. Telefónica had not provided any services through the 450 MHz band by the relevant deadline, as relevant equipment was not available at such time. If challenges brought against this decision are not successful, Telefónica could lose its right to exploit the 450 MHz band; and (iii) the renewal of the Group's spectrum in the 850 MHz band, in Rio de Janeiro (2020) and Brasilia (2021) is still pending.
In Peru, the renewal of concessions for the provision of fixed-line services, valid until 2027, was denied by the Ministry of Transportation and Communications after a request submitted in December 2013. In addition, the renewal of the 1900 MHz band in all of Peru (except for Lima and Callao), which expired in 2018, and of other telecommunication services was requested. Regarding these renewal requests the Ministry of Transportation and Communication has not made a decision yet but the concessions are still valid until a final decision is made.
In Chile, the enforcement of the ruling issued by the Supreme Court in 2018 ordering Telefónica Móviles Chile ("TMCH") to relinquish part of the spectrum acquired in 2014 in the 700 MHz band is partially pending. The court decision requires TMCH to dispose of 20 MHz but allows TMCH to choose the band from which spectrum is relinquished. The spectrum must be relinquished by October 17, 2021. In November 2019, TMCH presented to SUBTEL and the TDLC the proposed bidding rules for TMCH’s direct sale of 10 MHz in the 1900 MHz band. The remaining 10 MHz were returned to SUBTEL through the resignation over two concessions in the 3500 MHz band (in the southern part of the country) that were not in use.
In Ecuador, the Contraloría General Del Estado has recommended that the Agencia de Regulación y Control de las Telecomunicaciones (ARCOTEL) renegotiates the Concession Agreement of 2008. Telefónica Ecuador does not agree with such recommendation and has rejected the renegotiation of said Concession Agreement.
In Colombia, in December 2019, the ICT Ministry launched an auction process in the 700 MHz, 1900 MHz and 2500 MHz bands. Although Telefónica participated in this process, it decided not to acquire permits for the use of spectrum in these bands due to the high cost of the spectrum and the obligations associated with the licenses.
During 2019, the Group's consolidated investment in spectrum acquisitions and license renewals amounted to 1,501 million euros, 1,425 million of which corresponded to spectrum acquisition in Germany (868 million euros in

2018, 588 million of which corresponded to spectrum acquisition in the United Kingdom). In the event that the licenses described are renewed or new spectrum is acquired, it would involve additional investments by Telefónica.
Further information on certain key regulatory matters affecting the Telefónica Group and the concessions and licenses of the Telefónica Group can be found in the Appendix VI of the 2019 Consolidated Financial Statements: "Key regulatory issues and concessions and licenses held by the Telefónica Group".
Telefónica operates in a sector characterized by rapid technological changes and it may not be able to anticipate or adapt to such changes or select the right investments to make.
The pace of innovation and Telefónica's ability to keep up with its competitors is a critical issue in a sector so affected by technology such as telecommunications. In this sense, additional investments will be needed in new high-capacity network infrastructures to enable Telefónica to offer the features that new services will demand, through the development of technologies such as 5G or fiber optic.
New products and technologies are constantly emerging that can render products and services offered by the Telefónica Group, as well as its technology, obsolete. In addition, the explosion of the digital market and the entrance of new players in the communications market, such as MNVOs, internet companies, technology companies or device manufacturers, could result in a loss of value for certain of the Group's assets, affect the generation of revenues, or otherwise cause Telefónica to have to update its business model. In this respect, revenues from traditional voice business are shrinking, while new sources of revenues are increasingly derived from connectivity and digital services. Examples of these services include video, IoT, security, Big Data and cloud services.
All of this forces Telefónica to continuously invest in the development of new products, technology and services to continue to compete effectively with current or future competitors, and, for this reason, the Group's profit and margins associated with the income of the business could be reduced or such investment could not lead to the development or commercialization of successful new products or services. To contextualize the size of the Group's investments, total research and development expenditure in 2019 was 866 million euros (947 million euros and 862 million euros in 2018 and 2017, respectively). These expenditures represented 1.8%, 1.9% and 1.7% of the Group's consolidated revenues in 2019, 2018 and 2017, respectively. These figures have been calculated using the guidelines established in the Organization for Economic Co-operation and Development ("OECD") manual.
One of the technologies currently being developed by telecommunications operators, including Telefónica (in Spain and Latin America), is the new FTTx type networks which allow the offering of broadband accesses over fiber optics with high performance. However, the deployment of such networks, in which the copper of the access loop is totally or partially replaced by optical fiber, necessitates high levels of investment. As of December 31, 2019, in Spain, fiber coverage reached 23.1 million premises. There is a growing demand for the services that these new networks can offer to the end customer. However, the high levels of investment required by these networks result in the need to continuously consider the expected return on investment, and no assurance can be given that these investments will be profitable.
In addition, the ability of the Telefónica Group's IT systems (operational and backup) to adequately support and evolve to respond to Telefónica's operating requirements is a key factor to consider in the commercial development, customer satisfaction and business efficiency of the Telefónica Group. While automation and other digital processes may lead to significant cost savings and efficiency gains, there are also significant risks associated with such transformation processes. Any failure by the Telefónica Group to develop or implement IT systems that adequately support and respond to the Group's evolving operating requirements could have an adverse effect on the Group's business, financial condition, results of operations and/or cash flows.
If Telefónica is not able to anticipate and adapt to the technological changes and trends in the sector, or to properly select the investments to be made, this could negatively affect the Group's business, financial condition, results of operations and/or cash flows.
Telefónica may not anticipate or adapt in a timely manner to changing customer demands and/or new ethical or social standards, which could adversely affect Telefónica's business and reputation.
To maintain and improve its position in the market vis-à-vis its competitors, it is vital that Telefónica: (i) anticipates and adapts to the evolving needs and demands of its customers, (ii) avoids commercial actions that may generate a negative perception of the Group or the products and services it offers, and (iii) avoids actions that may have or be perceived to have a negative impact on society. In addition to harming Telefónica's reputation, any such actions could also result in fines and other sanctions.

In order to respond to the evolution in the needs of customers, Telefónica needs to adapt both its communication networks and its offer of digital services. The networks, which had historically focused on voice transmission, are evolving into increasingly flexible, dynamic and secure data networks, replacing, for example, old copper telecommunications networks with new technologies such as fiber optics, which facilitate the absorption of the exponential growth in the volume of data demanded by the Group's customers. In relation to digital services, customers require an increasingly digital and personalized experience, as well as a continuous evolution of the Group's product and service offering. In this sense, new services such as "Smart WiFi" or "Connected Car", which facilitate certain aspects of the Group's customers' digital lives, are being developed. Furthermore, new solutions for greater automation in commercial services and in the provision of the Group's services are being developed, through new apps and online platforms that facilitate access to services and content, such as new video platforms that offer both traditional Pay TV, video on demand or multi-device access. However, there can be no assurance that these and other efforts will be successful.
The development of all these initiatives is also necessary considering that there is a growing social and regulatory demand for companies to behave in a socially responsible manner. As a result, the risks associated with potential damage to a brand's reputation have become more relevant, especially due to the impact that the publication of news through social networks can have.
If Telefónica is not able to anticipate or adapt to the evolving needs and demands of its customers or avoid inappropriate actions, its reputation could be adversely affected, or it could otherwise have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
Telefónica depends on its suppliers.
The existence of critical suppliers in the supply chain, especially in areas such as network infrastructure, information systems or handsets with a high concentration in a small number of suppliers, poses risks that may affect Telefónica's operations. This may cause legal contingencies or damages to its image in the event that a participant in the supply chain engages in practices that do not meet acceptable standards or that otherwise fail to meet Telefónica's performance expectations. This may include delays in the completion of projects or deliveries, poor-quality execution, cost deviations and inappropriate practices.
As of December 31, 2019, the Telefónica Group depended on three handset suppliers and ten network infrastructure suppliers, which, together, accounted for 85% and 80%, respectively, of the aggregate amount of the purchase orders made during 2019 to handset suppliers and network infrastructure suppliers, respectively. One of the handset suppliers represented 41% of the aggregate amount of the purchase orders made during 2019 to handset suppliers.
These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own stock shortfalls and business requirements or for other reasons.
If suppliers cannot supply their products to the Telefónica Group within the agreed deadlines or such products and services do not meet the Group's requirements, this could hinder the deployment and expansion plans of the network. This could in certain cases affect Telefónica's compliance with the terms and conditions of the licenses under which it operates, or otherwise adversely affect the business and operating results of the Telefónica Group. In addition, the possible adoption of new protectionist measures in certain parts of the world, including as a result of trade tensions between the United States and China, may have an adverse impact on certain of Telefónica's suppliers and other players in the industry. The imposition of trade restrictions could result in higher costs and lower margins and could adversely affect the Group's business, financial condition, results of operations and/or cash flows.
Operating Risks.
Information technology is key to the Group's business and it could be subject to cybersecurity risks.
The risks derived from cybersecurity are among the Group's most relevant risks. Despite advances in the modernization of the network and the replacement of legacy systems, the Group operates in an environment increasingly prone to cyber-threats. Therefore, it is necessary to continue to identify and remedy any technical vulnerabilities and weaknesses in the Group's operating processes, as well as to strengthen its capabilities to detect and react to incidents. This includes the need to strengthen security controls in the supply chain (for example, by focusing on the security measures adopted by the Group's partners and other third parties), as well as to ensure the security of the services in the cloud.

Telecommunications companies worldwide face continuously increasing cybersecurity threats as businesses have become increasingly more digital and dependent on telecommunications and computer networks and cloud computing technologies. Cybersecurity threats may include gaining unauthorized access to the Group's systems or propagating computer viruses or malicious software to misappropriate sensitive information like customer data, corrupt Telefónica's data or disrupt its operations. Unauthorized access may also be gained through traditional means such as the theft of laptop computers, data devices and mobile phones. Further, the Group's employees or other persons may have unauthorized or authorized access to the Group's systems and leak data and/or take actions that affect the Group's networks or otherwise adversely affect the Group or its ability to adequately process internal information.
Telefónica manages these risks through a number of technical and organizational measures, which are part of its digital security strategy, including access control measures, log review of critical systems, vulnerabilities checks, network segregation measures and protective systems such as firewalls, intrusion prevention systems, virus scanners and other physical and logical security measures. In the event of an incident that has not been avoided by such preventive and control measures, there are backup systems to recover data. However, the application of these measures cannot guarantee the mitigation of all risks. Therefore, the Telefónica Group has insurance policies in place, which could cover, subject to the policies terms, conditions, exclusions, limits and sublimits of indemnity, and applicable deductibles, certain losses arising out of these types of incident. To date, the insurance policies in place have covered some incidents of this nature, yet due to the potential severity and uncertainty of the aforementioned events, these policies may not be sufficient to cover all possible losses arising out of an individual event.
Unanticipated network interruptions can lead to quality loss or the interruption of the service.
Unforeseen network interruptions can be due to system failures, natural disasters caused by natural or meteorological events or phenomena, lack of electric supply, network failures, hardware or software failures, theft of network elements or cyber-attacks. Any of the foregoing can affect the quality of, or cause interruption to, the provision of the services of the Telefónica Group.
Such events, like the one that affected the mobile data services provided by O2 UK at the end of 2018, could cause customer dissatisfaction, a reduction in revenues and traffic, the realization of expensive repairs, the imposition of sanctions or other measures by regulatory bodies, and damage to the image and reputation of the Telefónica Group, or could otherwise have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
Financial Risks.
Worsening of the economic and political environment could negatively affect Telefónica's business.
Telefónica's international presence enables the diversification of its activities across countries and regions, but it exposes Telefónica to diverse legislation, as well as to the political and economic environments of the countries in which it operates. Any adverse developments in this regard, including exchange rate or sovereign-risk fluctuations, may adversely affect Telefónica's business, financial position, cash flows and results of operations and/or the performance of some or all of the Group's financial indicators.
The main risks are detailed below, by geography:
Europe: tighter financing conditions for both the private and public sectors could arise in a scenario of financial stress with a negative impact on disposable income. The trigger for that scenario could be both global factors derived from an economic deterioration, or domestic issues such as the worsening of the fiscal sustainability in some European countries (e.g. Italy).

•
Spain: there are three main sources of uncertainty. First, the outcome of the political situation in Catalonia and its impact on the financing conditions of the Spanish economy given the demanding maturity schedule the country is facing and its significant dependence on the international macroeconomic scenario and investors. A second source of uncertainty stems from the economic policies to be implemented from 2020 onwards, given the high level of parliamentary fragmentation and the lack of agreement on key issues. Finally, being one of the most open countries in the world, from a commercial point of view, and being amongst the top ten countries in respect of capital outflows and inflows in the world, any situation of protectionist backlash can have significant implications.

•
    United Kingdom: the exit process from the European Union following the favorable vote in the June 2016 referendum will entail an economic adjustment regardless of the new economic and commercial relationship between the United Kingdom and the rest of Europe in the future. Investment, economic activity and employment would be the main variables affected, as well as volatility in financial markets, which could limit or condition access to capital markets. The situation could worsen depending on the eventual outcome of Brexit, which could lead to an increase in regulatory and legal conflicts in fiscal, commercial, security and employment issues. These changes can be costly and disruptive to business relationships in the affected markets, including those of Telefónica with its suppliers and customers.
Latin America: exchange risk is particularly important. In addition to internal factors, certain external factors fuel this risk, such as the uncertainty derived from the path of monetary normalization in the United States, the growing commercial tensions at the global level, the low prices of certain raw materials and concerns about growth and financial imbalances in China.

•
    Brazil: fiscal sustainability remains the main risk, and the government is currently tackling this through its structural reforms including pension and tax system reforms (which could, in turn, raise Brazil's growth potential). The fact that the country's rating is below investment grade and that its internal financing needs are high, could create a greater financial risk in the event of global financial stress.

•
Argentina: in the short term, macroeconomic and exchange rate risks remain high. The challenges the economy is facing, both internally (ongoing process of public deficit reduction in a context of economic recession and high inflation) and externally (with significant refinancing needs in the medium term), make the economy vulnerable to bouts of volatility in the financial markets. In addition, it remains to be seen how the change in government affects economic policies, especially in a context of narrower room for maneuver.

•
Chile, Colombia and Peru are exposed not only to changes in the global economy, given their vulnerability and exposure to unexpected changes in commodity prices, but also to an abrupt hardening of global financial conditions. On the domestic side, both the existing political instability and the possibility of new episodes of social unrest could have a negative impact in the short and medium term.

During 2019, Telefónica Spain represented 26.4% of the revenues (sales and services) of the Telefónica Group (26.1% in 2018). During 2019, Telefónica UK represented 14.7% of the Telefónica Group's revenues (13.9% in 2018). During 2019, Telefónica Brazil represented 20.7% of the Telefónica Group's revenues (sales and services) (20.8% in 2018). During 2019, Telefónica Hispam Norte and Telefónica Hispam Sur represented 7.8% and 13.2% of the Telefónica Group's revenues, respectively (8.4% and 13.7%, respectively, in 2018). During 2019, 4.5% of Telefónica Group's revenues came from Argentina, 4.3% from Peru and 4.0% from Chile (4.8%, 4.3% and 4.3% respectively, in 2018). Approximately 27.3% of the Group's revenues were generated in countries that do not have investment grade credit rating status (those being, in order of their contribution to the Group's revenues: Brazil, Argentina, Ecuador, Costa Rica, El Salvador and Venezuela) and other countries are only one notch away from losing this status.
The Group could experience impairment of goodwill, deferred tax or other assets.
In accordance with current accounting standards, the Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the need to introduce changes to the book value of its goodwill, deferred tax or other assets such as intangible assets, property, plant and equipment. In the case of goodwill, the potential loss of value is determined by the analysis of the recoverable value of the cash-generating unit (or group of units) to which the goodwill is associated at the time it is originated. By way of example, in 2019, impairment losses in the goodwill allocated to Telefónica Argentina were recognized for a total of 206 million euros. In 2018 impairment losses in the goodwill allocated to Telefónica Móviles Mexico were recognized for a total of 350 million euros.
In addition, Telefónica may not be able to realize deferred tax assets on its statement of financial position to offset future taxable income. The recoverability of deferred tax assets depends on the Group's ability to generate taxable income over the period for which the deferred tax assets remain deductible. If Telefónica believes it is unable to utilize its deferred tax assets during the applicable period, it may be required to record an impairment against them resulting in a non-cash charge on the income statement. By way of example, in 2019, Telefónica Móviles México derecognized deferred tax assets amounting to 454 million euros (in 2018, Telefónica Móviles México derecognized deferred tax assets amounting to 327 million euros).
Further impairments of goodwill, deferred tax or other assets may occur in the future which may materially adversely affect the Group's business, financial condition, results of operations and/or cash flows.
The Group faces risks relating to its levels of financial indebtedness, the Group's ability to finance itself, and its ability to carry out its business plan.

The operation, expansion and improvement of the Telefónica Group's networks, the development and distribution of the Telefónica Group's services and products, the implementation of Telefónica's strategic plan and the development of new technologies, the renewal of licenses and the expansion of the Telefónica Group's business in countries where it operates, may require a substantial amount of financing.
The Telefónica Group is a relevant and frequent issuer of debt in the capital markets. As of December 31, 2019, the Group's gross financial debt amounted to 52,364 million euros (54,702 million euros as of December 31, 2018), and the Group's net financial debt amounted to 37,744 million euros (41,074 million euros as of December 31, 2018). As of December 31, 2019, the average maturity of the debt was 10.50 years (8.98 years as of December 31, 2018) including undrawn committed credit facilities.
A decrease in the liquidity of Telefónica, or a difficulty in refinancing maturing debt or raising new funds as debt or equity could force Telefónica to use resources allocated to investments or other commitments to pay its financial debt, which could have a negative effect on the Group's business, financial condition, results of operations and/or cash flows.
Funding could be more difficult and costly in the event of a deterioration of conditions in the international or local financial markets due, for example, to monetary policies set by central banks, including increases in interest rates and/or decreases in the supply of credit, increasing global political and commercial uncertainty and oil price instability, or if there is an eventual deterioration in the solvency or operating performance of Telefónica.
As of December 31, 2019, the Group's gross financial debt scheduled to mature in 2020 amounted to 9,076 million euros, and gross financial debt scheduled to mature in 2021 amounted to 5,522 million euros.
In accordance with its liquidity policy, Telefónica has covered its gross debt maturities for the next 12 months with cash and credit lines available as of December 31, 2019. As of December 31, 2019, the Telefónica Group had undrawn committed credit facilities arranged with banks for an amount of 13,679 million euros (12,789 million euros of which were due to expire in more than 12 months).
Telefónica's liquidity could be affected if market conditions make it difficult to renew existing undrawn credit lines. As of December 31, 2019, 6.5% of the aggregate undrawn amount under credit lines was scheduled to expire prior to December 31, 2020.
In addition, given the interrelation between economic growth and financial stability, the materialization of any of the economic, political and exchange rate risks referred to above could adversely impact the availability and cost of Telefónica's financing and its liquidity strategy. This in turn could have a negative effect on the Group's business, financial condition, results of operations and/or cash flows.
The Group's financial condition and results of operations may be adversely affected if it does not effectively manage its exposure to foreign currency exchange rates or interest rates.
Interest rate risk arises primarily in connection with changes in interest rates affecting: (i) financial expenses on floating-rate debt (or short-term debt likely to be renewed); and (ii) the value of long-term liabilities at fixed interest rates.
To illustrate the sensitivity of financial expenses to variations in short-term interest rates as of December 31, 2019: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica had a financial position at that date would have led to an increase in financial expenses of 87 million euros, whereas (ii) a 100 basis points decrease in interest rates in all currencies (even if negative rates are reached), would have led to a reduction in financial expenses of 85 million euros. For the preparation of these calculations, a constant position equivalent to the position at that date is assumed, which takes into account the financial derivatives contracted by the Group. In nominal terms, as of December 31, 2019, 74.6% of the Group's net financial debt plus commitments had its interest rate set at fixed interest rates for periods of more than one year. At the same time, 20.4% of the Group's net financial debt plus commitments was denominated in currencies other than the euro.
Exchange rate risk arises primarily from: (i) Telefónica's international presence, through its investments and businesses in countries that use currencies other than the euro (primarily in Latin America and the United Kingdom); (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt; and (iii) trade receivables or payables in a foreign currency to the currency of the company with which the transaction was registered. According to the Group's calculations, the impact on results, and specifically on net exchange differences, due to a 10% depreciation of Latin American currencies against the U.S.

dollar and a 10% depreciation of the rest of the currencies against the euro would result in exchange losses of 3 million euros for the year ended December 31, 2019, primarily due to the exposure to the Venezuelan bolivar. These calculations have been made assuming a constant currency position with an impact on profit or loss for the year ended December 31, 2019, taking into account derivative instruments in place.
During 2019, Telefónica Brazil represented 28.2% (27.7% in 2018), Telefónica United Kingdom represented 14.0% (12.0% in 2018), Telefónica Hispam Norte represented 5.5% (5.1% in 2018) and Telefónica Hispam Sur represented 9.2% (11.0% in 2018) of the OIBDA of the Telefónica Group.
In 2019, the evolution of exchange rates negatively impacted the Group's results, decreasing the year-on-year growth of the Group's consolidated revenues and OIBDA by an estimated 3.1 percentage points and 2.2 percentage points, respectively, mainly due to the depreciation of the Argentine peso and the Brazilian real (8.8 percentage points and 10.3 percentage points, respectively in the same period of 2018). Furthermore, translation differences in 2019 had a negative impact on the Group's equity of 163 million euros, whereas they had a negative impact on the Group's equity of 2,044 million euros in 2018.
The Telefónica Group uses a variety of strategies to manage this risk including, among others, the use of financial derivatives, which are also exposed to risk, including counterparty risk. The Group's risk management strategies may be ineffective, which could adversely affect the Group's business, financial condition, results of operations and/or cash flows. If the Group does not effectively manage its exposure to foreign currency exchange rates or interest rates, it may adversely affect its business, financial condition, results of operations and/or cash flows.
Legal and Compliance Risks.
Telefónica and Telefónica Group companies are party to lawsuits, antitrust, tax claims and other legal proceedings.
Telefónica and Telefónica Group companies are party to lawsuits, tax claims, antitrust and other legal proceedings in the ordinary course of their businesses, the outcome of which is unpredictable. In particular, the Telefónica Group is party to certain judicial tax proceedings in Peru concerning the clearance of certain previous years' income taxes, in respect of which a contentious-administrative appeal is currently pending, and to certain tax and regulatory proceedings in Brazil, primarily relating to the ICMS (a Brazilian tax on telecommunication services) and the corporate tax. Further details on these matters are provided in Note 25 to the 2019 Consolidated Financial Statements. Additional details on provisions for litigation, tax sanctions and claims can be found in Note 24 to the 2019 Consolidated Financial Statements.
An adverse outcome or settlement in these or other proceedings could result in significant costs and may have a material adverse effect on the Group's business, financial condition, results of operations, reputation and/or cash flows.
The Telefónica Group is exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs.
The Telefónica Group is required to comply with the anti-corruption laws and regulations of the jurisdictions where it conducts operations around the world, including in certain circumstances with laws and regulations having extraterritorial effect such as the US Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act of 2010. The anti-corruption laws generally prohibit, among other conduct, providing anything of value to government officials for the purposes of obtaining or retaining business or securing any improper business advantage or failing to keep accurate books and records and properly account for transactions. The Telefónica Group, due to the nature of its activity, is exposed to risks in the field of compliance with anti-corruption legislation, which increases the likelihood of occurrence of this risk. In particular, it is worth noting the continuous interaction with officials and public administrations in several areas, including the institutional and regulatory fronts (as the Telefónica Group carries out a regulated activity in different jurisdictions), the operational front (in the deployment of its network, the Telefónica Group is subject to obtaining multiple activity permits) and the commercial front (the Telefónica Group provides services directly and indirectly to public administrations). Moreover, Telefónica is a multinational group subject to the authority of different regulators and compliance with various regulations, which may be domestic or extraterritorial in scope, civil or criminal, and which may lead to overlapping authority in certain cases. Therefore, it is very difficult to quantify the possible impact of any breach, bearing in mind that such quantification must consider not only the economic amount of sanctions, but also the potential negative impact on the business, reputation and/or brand, or the ability to contract with public administrations.

Additionally, the Telefónica Group's operations may be subject to, or otherwise affected by, economic sanctions programs and other forms of trade restrictions ("sanctions") including those administered by the United Nations, the European Union and the United States, including the US Treasury Department's Office of Foreign Assets Control. The sanctions regulations restrict the Group's business dealings with certain sanctioned countries, individuals and entities. In this context, the provision of services by a multinational telecommunications group, such as the Telefónica Group, directly and indirectly, and in multiple countries, requires the application of a high degree of diligence to prevent the contravention of sanctions (which take various forms, including economic sanctions programs applicable to countries, lists of entities and persons sanctioned or export sanctions). Given the nature of its activity, the Telefónica Group's exposure to these sanctions is particularly noteworthy.
Although the Group has internal policies and procedures designed to ensure compliance with the abovementioned applicable anti-corruption laws and sanctions regulations, there can be no assurance that such policies and procedures will be sufficient or that the Group's employees, directors, officers, partners, agents and service providers will not take actions in violation of the Group's policies and procedures (or, otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which the Group, its subsidiaries or they may be ultimately held responsible. In this regard, the Group is currently cooperating with governmental authorities (and, where appropriate, conducting the relevant internal investigations) regarding requests for information potentially related, directly or indirectly to possible violations of applicable anti-corruption laws. Telefónica believes that, considering the size of the Group, any potential penalty as a result of matters relating to those specific information requests would not materially affect the Group's financial condition.
Notwithstanding the above, violations of anti-corruption laws and sanctions regulations could lead not only to financial penalties, but also to exclusion from government contracts and could have a material adverse effect on the Group's reputation, or otherwise adversely affect the Group's business, financial condition, results of operations and/or cash flows.
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
The following significant events occurred in 2019:
•On January 23, 2019, Telefónica announced that Telefónica UK Limited had agreed non-binding heads of terms with Vodafone Limited to strengthen their existing network sharing partnership in the United Kingdom. Subsequently, the parties agreed to extend the term of their existing network sharing partnership and to include 5G capacity at joint radio network sites, and to upgrade transmission networks to support 5G technology. They also devolved more activities to their joint venture company, Cornerstone Telecommunications Infrastructure Limited (CTIL), which manages passive tower infrastructure.
•On January 23, 2019, Telefónica announced that it had been notified of a resolution issued by the Spanish Central Economic-Administrative Tax Court (Tribunal Económico-Administrativo Central) partially upholding the claims filed against the assessments relating to the 2008-2011 Corporate Income Tax Audit. For additional information on this resolution see the significant event dated March 15, 2019 listed below.
•On January 24, 2019, Telefónica Centroamérica Inversiones, S.L. (60% of which is owned, directly and indirectly, by Telefónica and 40% of which is owned by Corporación Multi Inversiones) reached an agreement with América Móvil, S.A.B. of C.V. for the sale of the entire share capital of Telefónica Móviles Guatemala, S.A. and 99.3% of Telefónica Móviles El Salvador, S.A. de C.V. The closing of the Telefónica El Salvador sale is subject to applicable regulatory conditions while the sale of Telefónica Móviles Guatemala was completed on such date.

The aggregate consideration for both companies (enterprise value) is 648 million U.S. dollars (approximately 570 million euros at the exchange rate on the date of the agreement, 293 million of which correspond to Telefónica Móviles Guatemala and 277 million of which correspond to Telefónica Móviles El Salvador).
•On February 5, 2019, Telefónica Emisiones, S.A.U. issued under its Guaranteed Euro Program for the Issuance of Debt Instruments ("EMTN Program") notes in the Euro market guaranteed by Telefónica, S.A., amounting to 1,000 million euros. These notes are due on February 5, 2024, pay an annual coupon of 1.069% and were issued at par (100%). The net proceeds of the notes were allocated towards projects aiming to improve energy efficiency in the network transformation from copper to fiber optic in Spain.
•On February 14, 2019, once the pertinent regulatory approvals were obtained, Telefónica transferred to Grupo Catalana Occidente 100% of the share capital of Seguros de Vida y Pensiones Antares, S.A. ("Antares") for a total amount of 161 million euros. On the closing of the sale, Telefónica and Grupo Catalana Occidente executed an agreement pursuant to which Grupo Catalana Occidente will continue to manage the insurance policies of the Telefónica Group on an exclusive basis for ten years.
•On February 20, 2019, Telefónica reached an agreement with Millicom International Cellular, S.A. for the sale of the entire share capital of Telefónica de Costa Rica TC, S.A., and for the sale by Telefónica's subsidiary Telefónica Centroamérica Inversiones, S.L. (60% of which is owned, directly and indirectly, by Telefónica and 40% of which is owned by Corporación Multi Inversiones) of the entire share capital of Telefónica Móviles Panamá, S.A. and Telefonía Celular de Nicaragua, S.A.
The aggregate amount of the transaction (enterprise value) for the three companies was 1,650 million dollars (approximately 1,455 million euros at the exchange rate on the date of the agreement, 503 million of which corresponded to Telefónica de Costa Rica, 573 million to Telefónica Móviles Panamá and 379 million to Telefonía Celular de Nicaragua).
For additional information on the closing of the sale of Telefonía Celular de Nicaragua, S.A., see the significant event dated May 16, 2019 referred to below. For additional information on the closing of the sale of Telefónica Móviles Panamá, S.A., see the significant event dated August 29, 2019 referred to below. The closing of the sale of Telefónica de Costa Rica TC, S.A. is subject to the applicable regulatory conditions and will take place once those conditions are satisfied.
•On February 21, 2019, Telefónica filed with the United States Securities and Exchange Commission (the "SEC") its annual report on Form 20-F for the year ended December 31, 2018.
•On March 1, 2019, Telefónica Emisiones, S.A.U. issued notes guaranteed by Telefónica, S.A. in an aggregate principal amount of 1,250 million U.S. dollars under the shelf registration statement filed with the United States Securities and Exchange Commission on April 20, 2018. These notes are due on March 1, 2049, pay a coupon of 5.520%, payable semi-annually, and were issued at par (100%).
•On March 12, 2019, Telefónica Emisiones, S.A.U. issued notes guaranteed by Telefónica, S.A. in an aggregate principal amount of 1,000 million euros under its EMTN Program. These notes are due March 12, 2029, pay an annual coupon of 1.788% and were issued at par (100%).
•In March 2019, Telefónica Europe, B.V. completed a transaction intended to proactively manage its hybrid capital composed of: (a) a new issue amounting to 1,300 million euros; and (b) a tender offer on two hybrid instruments with first call dates in December 2019 and March 2020, respectively. Telefónica Europe, B.V. accepted the purchase in cash of any and all of the bonds involved in the tender offer and immediately thereafter these were repurchased and cancelled. The new issue closed on March 14, 2019 and the tender offer settled thereafter on March 15, 2019. Following this, Telefónica Europe, B.V., according with the terms of the instrument, exercised the clean up call for the total redemption of the hybrid instrument with a first call date in December 2019.
•On March 15, 2019, Telefónica announced that it had been notified of an Execution Notice issued by the Agencia Estatal de Administración Tributaria in connection with the Spanish Central Economic-Administrative Tax Court resolution (which had partially upheld the claims filed by Telefónica against the assessments pertaining to the 2008-2011 Corporate Income Tax Audit). Said Execution Notice ordered a  702 million euros refund to Telefónica pertaining to overpayments made by it in those tax years, which was paid to Telefónica on that date. Telefónica filed an appeal with the Central Economic-Administrative Tax Court against the Execution Notice. Such appeal was resolved favorably to Telefónica's interests on June 13, 2019, resulting in a new refund, 201 million euros of which related to compensating interests which have been registered as income tax in 2019 profit and loss account. Telefónica received this payment in July.
•On May 8, 2019, Telefónica reached an agreement for the sale of a portfolio of 11 data centers located in seven jurisdictions (Spain, Brazil, the United States, Mexico, Peru, Chile and Argentina) to a company controlled by Asterion Industrial Partners SGEIC (currently, Nabiax, S.A.) for a total amount of 550 million euros to be paid at the time of effective transfer. Such agreement provides for the signing of a contract that regulates the provision of IT services by the purchaser to the Telefónica Group, which ensures that Telefónica will continue to provide services, with the same quality and the same conditions, to its clients using these data centers. For additional information see “Item 10. Additional Information-Material Contracts-Agreement for the sale of a portfolio of Data Centers”.
•On May 16, 2019, Telefónica announced that, after obtaining the relevant regulatory approvals, Telefónica Centroamérica Inversiones, S.L. (60% of which is owned, directly and indirectly, by Telefónica and 40% of which is owned by Corporación Multi Inversiones) had transferred the entire share capital of Telefonía Celular de Nicaragua, S.A. to Millicom International Cellular, S.A. for an amount of 437 million U.S. dollars (approximately 390 million euros at the exchange rate on May 16, 2019).
•On June 7, 2019, the Annual General Shareholders' Meeting of Telefónica was held at second call with the attendance, present or represented, of shareholders holding shares representing 54.65% of the share capital of Telefónica. All the resolutions submitted were approved at the meeting.
Furthermore, Telefónica announced that the Annual General Shareholders' Meeting had agreed a dividend distribution in cash to be charged to unrestricted reserves, by means of a payment of a fixed gross amount of 0.40 euros during 2019, payable in two tranches, for each existing Telefónica share and carrying entitlement to this distribution on the following dates: the first payment in cash of a gross amount of 0.20 euros per share on June 20, 2019; the second payment in cash of a gross amount of 0.20 euros per share on December 19, 2019.
•On June 12, 2019, as part of the 5G frequency auction which took place in Germany, Telefónica Germany GmbH & Co. OHG acquired a total of 90 MHz spectrum at a total cost of 1,425 million euros. The acquired spectrum consists of: (i) two paired blocks in the 2.1 GHz band, and (ii) seven unpaired blocks in the 3.6 GHz band.
The Federal Network Agency will formally allocate the spectrum with effect on January 1, 2021 for one block of the 2.1 GHz spectrum and on January 1, 2026 for the other block. The 3.6 GHz spectrum will be made available gradually over the next few years and fully from 2022 onwards. All of the acquired spectrum will mature in 2040.
•On July 24, 2019, pursuant to the agreement entered into with a company controlled by Asterion (for additional information on this agreement, see the significant event dated May 8, 2019 referred to above), Telefónica transferred nine data centers located in six jurisdictions (Spain, Brazil, Mexico, Peru, Chile and Argentina) to such company for a total amount of 472 million euros. In addition, on December 18, 2019, after obtaining the appropriate authorizations, Telefónica transferred one data center located in the United States for a total amount of 43 million euros. The transfer of one additional data center is still pending.
•On August 29, 2019, Telefónica announced that, after obtaining the relevant regulatory approvals, Telefónica Centroamérica Inversiones, S.L. (60% of which is owned, directly and indirectly, by Telefónica and 40% of which is owned by Corporación Multi Inversiones) had transferred the entire share capital of Telefónica Móviles Panamá, S.A. to Cable Onda S.A., a subsidiary of Millicom International Cellular, S.A., for an amount of 594 million U.S. dollars (approximately 536 million euros at the exchange rate on August 29, 2019).
•On September 10, 2019, Telefónica announced that its Board of Directors was informed of the proposal that Telefónica España was going to submit to its largest trade unions in relation to the negotiation of the II Collective Agreement of Related Companies, from the perspective of adapting the staff towards a more digital company and to be prepared for future challenges.
The proposal contained an overall resources plan based on:
i.evolution of the Collective Agreement of Related Companies, in order to have a framework of employment stability with greater flexibility and continue advancing on work-life balance and diversity, including, among other proposals, an "Individual Suspension Plan" (the "Plan") which is entirely voluntary for 2019 (with the same conditions as the previous one). The cost of the Plan was estimated to be approximately 1,600 million euros before taxes, and the run rate of savings in direct expenses approximately 220 million euros from 2021. In any case the impact on cash generation would be positive from the first year, although it will depend on the final negotiated conditions and the degree of adherence to the Plan; and
ii.training, reskilling and upskilling plan which enables to improve the current staff capabilities and take advantage of their potential, focusing on new business needs (digitalization, robotization and processes automation) which will enable generation of additional efficiencies.
On September 27, 2019, Telefónica España signed said Second Collective Agreement of Related Companies, which was wholly backed by the largest trade unions.
•On September 17, 2019, Telefónica reached an agreement with Prosegur Compañía de Seguridad, S.A. ("Prosegur") for the acquisition of a 50% stake in Prosegur's alarm business in Spain, with the objective of developing said business through the combination of the complementary capabilities of both companies. The transaction represents a valuation of 50% of Prosegur’s alarm business in Spain of 300 million euros, subject to certain adjustments based on debt, working capital and existing customers at the time of the closing of the transaction, which is expected to occur in the coming weeks. Telefónica has the option to pay the price, in whole or in part, in treasury shares.
•On September 24, 2019, Telefónica Europe, B.V. issued Undated 8 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities, with the subordinated guarantee of Telefónica, S.A., in an aggregate principal amount of 500 million euros.
•On November 21, 2019, Telefónica announced that Telefónica's Mexican subsidiary, Pegaso PCS, S.A. de C.V. ("Telefónica Mexico") had signed an agreement with AT&T Comunicaciones Digitales, S. de R.L. de C.V. ("AT&T Mexico") under which AT&T Mexico will provide wholesale wireless access to Telefónica Mexico for a minimum period of eight years. Such Wholesale Agreement establishes a gradual migration of Telefónica Mexico’s traffic to AT&T Mexico's access network over the first three years of the agreement.
•On November 27, 2019, Telefónica announced that its Board of Directors had approved a new action plan that is aimed to serve as catalyst for the transformation of Telefónica. The plan seeks to prioritize markets where Telefónica can be relevant and grow sustainably in the long term, boost its growth potential while leveraging the value of its infrastructure, increase agility and improve efficiency.
The new action plan will be implemented around five strategic decisions: (i) focus investment and growth in the most important markets for Telefónica: Spain, Brazil, the United Kingdom and Germany; (ii) the creation of Telefónica Tech; (iii) the creation of Telefónica Infra; (iv) an operational spin-off of Hispanoamérica into a single unit; and (v) the redefinition of Telefónica's corporate center.
•On December 18, 2019, Telefónica resolved to adopt the following resolutions:

•
To take note of the voluntary resignation by Mr. Wang Xiaochu and by Mr. Luiz Fernando Furlán from their positions as Directors of Telefónica, appreciating the services rendered to Telefónica during their tenure.

•
To appoint by co-optation Ms. Claudia Sender Ramírez and Ms. Verónica Pascual Boé, as Independent Directors of Telefónica, S.A. upon the proposal of the Nominating, Compensation and Corporate Governance Committee.

•	The Independent Director Mr. José Javier Echenique Landiríbar will hold one of the three vice-chairmanships of the Board of Directors.

•
With the abstention of the Executive Directors and upon proposal of the Nominating, Compensation and Corporate Governance Committee, to appoint Mr. José Javier Echenique Landiríbar as Lead Independent Director, in replacement of the Director Mr. Francisco Javier de Paz Mancho (whose category changed to Other External Director).

•
To amend the Regulations of the Board of Directors of Telefónica, S.A. as follows: (i) matters related to Reputation, Corporate Responsibility and Sustainability, which were formerly within the competence of the Regulation and Institutional Affairs Committee, became the responsibility of the Service Quality and Customer Service Committee; and (ii) the Service Quality and Customer Service Committee was renamed as the "Sustainability and Quality Committee".

•	To amend the composition of the Committees, adopting the following resolutions:

◦
To appoint the Independent Director Mr. Peter Löscher as Member and Chairman of the Audit and Control Committee. His appointment as Chairman became effective as of February 19, 2020, following the formulation of the 2019 annual information, with Mr. Echenique remaining as Chairman of that Committee until that date.

◦	Mr. Francisco Javier de Paz Mancho ceased to be a Member of the Audit and Control Committee.

◦
To appoint the Independent Director Mr. José Javier Echenique Landiríbar as Chairman of the Nominating, Compensation and Corporate Governance Committee, replacing Mr. Francisco Javier de Paz Mancho, who remains as Member of this Committee.

◦	To appoint the Independent Director Ms. María Luisa García Blanco as Member of the Nominating, Compensation and Corporate Governance Committee, replacing Mr. Luiz Fernando Furlán.

◦
To appoint the Other External Director Mr. Francisco Javier de Paz Mancho as Member and Chairman of the Sustainability and Quality Committee, replacing Mr. Peter Löscher, who ceases to be a Member and Chairman of this Committee.

◦	To appoint the Independent Director Ms. Claudia Sender Ramírez as Member of the Sustainability and Quality Committee, replacing Ms. María Luisa García Blanco.

◦	To appoint the Independent Director Ms. Verónica Pascual Boé as Member of the Strategy and Innovation Committee.
•On December 23, 2019, Telefónica announced that it had agreed with Phoenix Tower International the sale of 2,029 mobile telecommunications towers of Telefónica Ecuador and Telefónica Colombia for a total amount of approximately 290 million euros. The transaction includes the sale of 1,408 towers of Telefónica Ecuador for 202 million euros and 621 towers of Telefónica Colombia for 87 million euros.

Business areas
On November 27, 2019, the Board of Directors of Telefónica approved an action plan that will be implemented around five strategic decisions: (i) focus investment and growth in the most important markets of the Company: Spain, Brazil, the UK and Germany; (ii) the creation of Telefónica Tech; (iii) the creation of Telefónica Infra; (iv) an operational spin-off of Hispanoamérica in a single unit; and (v) the redefinition of the Company’s corporate center. The structure of Telefónica's Executive Committee has been modified to reflect these changes. Such changes will also result in a change to the financial information that needs to be presented to Telefónica's management and will result in a change of the reporting segments which, as of the date of this Annual Report, is still pending.
The new organizational model aims to meet the need to gain agility in implementing the necessary changes to provide better service to customers, while leveraging the scale and synergies of the Group.
- Telefónica Spain, Brazil, United Kingdom and Germany:
Focusing resources on the most highly-prized markets, prioritizing investment for modernization and network deployment, and for the digitalization of the Company, which makes it possible to improve the service and customer care and gain efficiencies.
- Telefónica Tech:
This unit brings together the digital businesses with high growth potential and aims to be the partner which supports other companies in their digital transformation. Initially, this unit is developing three businesses: Cybersecurity, Cloud, IoT/Big Data.
Telefónica Tech integrates the units currently dedicated to providing the aforementioned services, with the goal of focusing its management to an even greater extent and achieving a scale that enables it to attract the appropriate technological talent. With more agile and efficient processes and the leverage achieved by incorporating new partners, the intention is to accelerate the growth of these businesses exponentially.
This unit will be the one delivering the value offer that the commercial teams in each country will be offering to customers. Furthermore, it aims to export the proposal, through agreements with other companies, to countries in which Telefónica is not present.
This unit may also expand in the future if new business opportunities with this potential appear. In the same way, it is open to acquisitions that complement the portfolio.
- Telefónica Infra:
With 50.01% of Telxius as its first asset, Telefónica Infra brings together Telefónica's ownership interests in communications infrastructure vehicles, providing service for third-party operators and incorporating partners.
Through Telefónica Infra, Telefónica intends to leverage the value of a unique portfolio of assets, focusing on the development and monetization of towers, distributed antenna systems, data centers (including EDGE), and greenfield fiber and underwater cable projects, among others.
With a broad philosophy about agreements, Telefónica Infra is open to different shareholding patterns (majority or minority) and to the best partners for each of the asset types.
- Telefónica Hispam:
This unit brings together the businesses in Latin American countries (except Brazil) with a specific management team that is distinct from the rest of the Group; its main objective will be attracting investors and obtaining potential synergies with other players in the markets, with a philosophy of ensuring and maximizing the service offered to its customers.
- Corporate Center:
The corporate center now focuses on those activities that provide a differential value to the rest of the units and allow us to capture the value that comes from scale, eliminating some of the duplications that exist within country-level structures. In addition, we are enhancing our ambition in the plans for simplifying and digitalizing operations.

During 2019 the Group continued reporting financial information, both internally and externally, based on the organizational structure approved by the Board of Directors on January 31, 2018. Thus, the reportable segments for the 2019 consolidated financial statements are: Telefónica Spain, Telefónica United Kingdom, Telefónica Germany, Telefónica Brazil, Telefónica Hispam Norte (formed by the Group's operators in Colombia, Mexico, Venezuela, Ecuador and Central America) and Telefónica Hispam Sur (formed by the Group’s operators in Argentina, Chile, Peru and Uruguay).
As indicated above and in Note 2 to the Consolidated Financial Statements, the sale of the Group's operating companies in Guatemala, Nicaragua and Panama was completed in 2019, and the closing of the sale of the Group's operating companies in El Salvador and Costa Rica is pending approval of the relevant regulatory authorizations.
The segments referred to above include the information related to the fixed, wireless, cable, data, Internet and television businesses and other digital services provided in each country. Inter-segment transactions are carried out on an arm's length basis.
Information relating to other Group companies not specifically included in these segments is reported under "Other companies" (see Appendix I to the Consolidated Financial Statements), which includes Telxius, Telefónica, S.A. and other holding companies, as well as companies whose main purpose is to provide cross-sectional services to Group companies, and other operations not included in the segments.
The revenues of Telxius in 2019 amounted to 842 million euros (792 million euros in 2018), of which 482 million euros corresponded to intersegment revenues (458 million euros in 2018). The OIBDA of Telxius in 2019 amounted to 504 million euros (370 million euros in 2018) and the operating income in 2019 amounted to 255 million euros (245 million euros in 2018). The capital expenditures of Telxius in 2019 amounted to 284 million euros (181 million euros in 2018) and the acquisitions of rights of use in 2019 amounted to 88 million euros. The fixed assets of Telxius amounted to 1,145 million euros at December 31, 2019 (1,116 million euros at December 31, 2018) and the rights of use amounted to 388 million euros at December 31, 2019.
The "Eliminations" of the Group at OIBDA level in 2019 mainly reflect the leases of Telxius to other Group companies, due to the asymmetry in accounting between lessor and lessee under IFRS 16. This impact is mostly offset at operating income level.
The Group centrally manages borrowing activities, mainly through Telefónica, S.A. and other companies included in Other companies (see Note 19, Appendix III and Appendix V to the Consolidated Financial Statements), so most of the Group's financial assets and liabilities are reported under Other companies. In addition, Telefónica, S.A. is the head of the Telefónica tax group in Spain (see Note 25 to the Consolidated Financial Statements). Therefore, a significant part of the deferred tax assets and liabilities is included under Other companies. For these reasons, the results of the segments are disclosed up to operating income.
Revenues and expenses arising from intra-group invoicing for the use of the trademark and management services were eliminated from the operating results of each Group segment. The results of the holding companies also exclude dividends from Group companies and impairments of investments in Group companies. These adjustments have no impact on the Group’s consolidated results. In addition, segment reporting considers the impact of the purchase price allocation to the assets acquired and the liabilities assumed by the companies included in each segment. The assets and liabilities presented in each segment are those managed by the heads of each segment, regardless of their legal structure.

The following chart shows the organizational structure of the principal subsidiaries of the Telefónica Group at December 31, 2019, including their jurisdictions of incorporation and our ownership interest. For further detail, see Exhibit 8.1 to this Annual Report.

December 31, 2019

TELEFÓNICA
TELEFÓNICA SPAIN
TELEFÓNICA BRAZIL
TELEFÓNICA HISPAM NORTE
TELEFÓNICA HISPAM SUR
TELEFÓNICA UNITED KINGDOM
TELEFÓNICA GERMANY
OTHERS
Telefónica de España (Spain) 100%
Telefónica Móviles España (Spain) 100%
Telyco (Spain) 100%
Telefónica Sol. de Inf. y Com. de España (Spain) 100%
DTS Distribuidora de TV Digital (Spain) 100%
Telefónica Brasil (Brazil) (1) 73.68%
Terra Networks Brasil (Brazil) 73.68%
Telefónica Costa Rica (Costa Rica) (2) 100%
Telefónica Móviles El Salvador (El Salvador) (3) 59.58%
Telefónica Móviles México (Mexico) 100%
Otecel (Ecuador) 100%
Telefónica Venezolana (Venezuela) 100%
Colombia Telecom (Colombia) 67.50%
Telefónica Móviles Chile (Chile) 100%
Telefónica Móviles Argentina (Argentina) 100%
Telefónica Chile (Chile) 99.14%
Telefónica de Argentina (Argentina) 100%
Telefónica Móviles del Uruguay (Uruguay) 100%
Telefónica del Perú (Peru) 98.57%
Telefónica U.K. Ltd. (U.K.) 100%
T. Germany GmbH & Co. (Germany) 69.22%
E-Plus Mobilfunk GMbh & Co. KG (Germany) 69.22%
Terra Networks México (Mexico) 100%
Wayra Investigacion y Desarrollo (Spain) 100%
Telefónica Europe (The Netherlands) 100%
Telxius Telecom (Spain) 50,01%
Telefónica International Wholesale Services II and subsidiaries (Spain) 100%
Telefónica Emisiones (Spain) 100%

(1) 94.85% voting interest

(2) On February 20, 2019 an agreement was reached for the sale of Telefónica Costa Rica

(3) On January 24, 2019 an agreement was reached for the sale of Telefónica Móviles El Salvador.

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
Capital Expenditures
Our principal capital expenditures during the three years ended December 31, 2019, consisted of additions to property, plant and equipment and additions to intangible assets, including spectrum. In 2019, 2018 and 2017, we made capital expenditures of 8,784 million euros, 8,119 million euros and 8,697 million euros, respectively.
Year ended December 31, 2019
Capital expenditures in 2019 increased by 8.2% compared to 2018. Capital expenditures in 2019 included the cost of spectrum mainly in Germany, and to a lesser extent, Uruguay, Mexico and El Salvador, amounting to 1,501 million euros.
 Investment by Telefónica Spain amounted to 1,646 million euros and was primarily focused on fast fiber optic and IPTV rollout, exceeding an estimated 23 million premises passed by year-end 2019, as well as investments in the LTE network, reaching 97% population coverage (based on the calculation criteria used by competitors, pursuant to which all inhabitants of the cities that have some LTE coverage are considered). Investment by Telefónica United Kingdom in 2019 amounted to 914 million euros and was mainly focused on enhancing the LTE navigation experience, achieving 99% population coverage by year-end 2019, and pursuing the improvement of network capacity and quality. Investment by Telefónica Germany in 2019 amounted to 2,469 million euros, 1,425 million euros of which corresponded to spectrum acquisition. The company remains dedicated to extending LTE coverage, achieving a population coverage of 92% by year-end 2019. Investment by Telefónica Brazil in 2019 amounted to 2,005 million euros and was mainly dedicated to extending the coverage and capacity of the LTE mobile networks, the improvement of network quality, the extension of the fiber network in the fixed business, as well as network simplification and the digitalization of processes and systems. Investment by Telefónica Hispam Norte in 2019 amounted to 580 million euros and was mainly focused on improving the coverage and capacity of LTE networks, the deployment of ultra-broadband fixed capabilities (fiber / HFC) in Colombia, as well as the simplification and digitalization of processes and systems in the region. Investment by Telefónica Hispam Sur in 2019 amounted to 965 million euros and was mainly focused on improving the coverage and capacity of LTE networks and ultra-broadband fixed capabilities (fiber / HFC).
Year ended December 31, 2018
Capital expenditures in 2018 decreased by 6.6% compared to 2017. Capital expenditures in 2018 included the cost of spectrum mainly in United Kingdom, Mexico, Spain and Argentina, amounting to 868 million euros.
 Investment by Telefónica Spain amounted to 1,719 million euros and was primarily focused on rapid fiber optic rollout, exceeding 21 million premises passed by year-end 2018, investments in LTE network, with a 96% population coverage, and transport network transformation. Investment by Telefónica United Kingdom in 2018 amounted to 1,464 million euros and was mainly focused on enhancing the LTE navigation experience, achieving 99% population coverage by year-end 2018, and also pursuing the improvement of network capacity and quality of customer experience. Investment by Telefónica Germany in 2018 amounted to 966 million euros and was focused on the extension of LTE coverage, achieving a population coverage of 88% by year-end 2018. Investment by Telefónica Brazil in 2018 amounted to 1,910 million euros and was mainly dedicated to extend the coverage and capacity of LTE mobile networks, the deployment and connection of the fiber network in the fixed business as well as network integration and the simplification of processes and systems. Investment by Telefónica Hispam Norte in 2018 amounted to 668 million euros and was mainly focused on improving the coverage and capacity of LTE networks and ultra-broadband fixed capabilities (fiber / HFC) in Colombia and processes and systems simplification and digitalization in the region. Investment by Telefónica Hispam Sur in 2018 amounted to 1,116 million euros and was mainly focused on improving the coverage and capacity of LTE networks and ultra-broadband fixed capabilities (fiber / HFC).
Year ended December 31, 2017
Capital expenditures in 2017 decreased by 2.6% compared to 2016. Capital expenditures in 2017 included the cost of spectrum mainly in Colombia, Uruguay and Costa Rica, amounting to 538 million euros.
 Investment by Telefónica Spain amounted to 1,683 million euros and was primarily focused on rapid fiber optic rollout, exceeding 19 million premises passed by year-end 2017, together with investments in the LTE network, with a 97% population coverage, and transport network modernization. Investment by Telefónica United Kingdom in 2017 amounted to 827 million euros and was mainly focused on increasing LTE coverage, achieving 99% population coverage by year-end 2017, and also pursuing the improvement of network capacity and quality of customer experience. Investment by Telefónica Germany in 2017 amounted to 951 million euros and was focused on network integration in order to enhance customer experience and to capture integration synergies, and further LTE network rollout achieving a population coverage of 82% by year-end 2017. Investment by Telefónica Brazil in 2017 amounted to 2,225 million euros and was mainly dedicated to extend the coverage and capacity of the 4G and 3G mobile networks, the deployment and connection of the fiber network in the fixed business as well as network integration and the simplification of processes and systems. Investment by Telefónica Hispam Norte in 2017 amounted to 1,264 million euros and was mainly focused on the coverage and capacity of the 4G and 3G networks and the simplification and digitalization of processes and systems. Investment by Telefónica Hispam Sur in 2017 amounted to 1,414 million euros and was mainly focused on improving the rollout of ultra-broadband fixed capabilities (fiber / HFC), the coverage and capacity of the 4G and 3G networks, and the simplification and digitalization of processes and systems.
Financial Investments and Divestitures
There were no significant financial investments in 2019. Our principal financial divestitures in 2019 were: (i) the sale of Antares on February 14, 2019 to Grupo Catalana Occidente for a total amount of 161 million euros; (ii) the sale of Telefónica Móviles Guatemala on January 24, 2019 to América Móvil, S.A.B. of C.V. for an approximate total amount of 293 million euros; (iii) the sale of Telefonía Celular de Nicaragua, S.A. on May 16, 2019 to Millicom International Cellular, S.A. for a total amount of 437 million U.S. dollars (approximately 390 million euros at the exchange rate on May 16, 2019); (iv) the sale of Telefónica Móviles Panamá on August 29, 2019 to Cable Onda, S.A., a subsidiary of Millicom International Cellular, S.A. for a total amount of 594 million U.S. dollars (approximately 536 million euros at the exchange rate on August 29, 2019); and (v) the sale of a portfolio of Data Centers to a company controlled by Asterion (currently, Naviax, S.A.) for an aggregate total amount of 515 million euros. In addition, the closing of the sale of Telefónica El Salvador and Telefónica de Costa Rica is pending the approval of the relevant competition authorities.
There were no significant financial investments in 2018. Our principal financial divestiture in 2018 was the transfer to a subsidiary of the Pontegadea Group of 16.65% of the share capital of Pontel (which owns 60% of Telxius), equivalent to a 9.99% economic interest in the share capital of Telxius, for an amount of 378.8 million euros.
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
Active portfolio management is part of Telefónica’s strategy and therefore it may undertake transactions involving its or its subsidiaries' shares, including transactions similar to those undertaken in the 2017-2019 period or otherwise, at any time.
Public Takeover Offers
Not applicable.

Recent Developments
The principal events that have occurred since December 31, 2019, are set forth below:

•
On February 3, 2020, Telefónica Emisiones, S.A.U., under its EMTN Program, issued notes in the Euro market, guaranteed by Telefónica, S.A., amounting to 1,000 million euros. These notes are due on February 3, 2030, pay an annual coupon of 0.664% and were issued at par (100%).

•	In February 2020, Telefónica Europe, B.V. announced several transactions on its hybrid capital:
(a) a new issue amounting to 500 million euros, guaranteed by Telefónica, S.A. The net proceeds of the new issue will be allocated towards eligible green investments, mainly energy efficiency in the network transformation from copper to fiber optic in Spain and also self-generation of renewable energy. The settlement took place on February 5, 2020;
(b) a tender offer on two hybrid instruments, one denominated in pounds sterling and one in euros, with first call dates in November 2020 and September 2021, respectively. Telefónica Europe, B.V. accepted the purchase in cash of any and all of the tendered securities in an aggregate principal amount of 128 million pounds sterling and 232 million euros, respectively. The tender offer settled on February 6, 2020;
(c) following the settlement of the offer and subsequent cancellation of the repurchased securities, it announced on February 11, 2020 the exercise of the early redemption option with respect to both instruments, according to their respective terms and conditions, for the remaining outstanding securities (112 million euros equivalent). The tender offer settled thereafter on February 6, 2020;  and
(d) on February 13, 2020 it announced the exercise of the redemption option with respect to the 244 million euros outstanding securities issued in March 2014.
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

B. Business Overview
Telefónica is a telecommunications service provider with its footprint in some markets in Europe and Latin America. Our objective is to create, protect and promote fixed and mobile connections for our customers helping them to take control over their digital lifestyle. Therefore, we primarily offer our customers the connectivity they need to interact and live in the markets where we operate through simple products and services while protecting their data and managing it in a responsible way. We rely on modern technology to create a better and more inclusive society. We aim at offering our customers the possibility to reach the digital world regardless of their location, economical status, level of digital knowledge and capacities.
During 2019, the Group continued reporting financial information, both internally and externally, in accordance with the following segments: Telefónica Spain, Telefónica United Kingdom, Telefónica Germany, Telefónica Brazil, Telefónica Hispam Norte (formed by the Group's operators in Colombia, Mexico, Venezuela, Ecuador and Central America) and Telefónica Hispam Sur (formed by the Group’s operators in Argentina, Chile, Peru and Uruguay).
On November 27, 2019, the Board of Directors of Telefónica approved an action plan that will be implemented around five strategic decisions: i) focus investment and growth in the most important markets of the Company: Spain, Brazil, the UK and Germany; ii) the creation of Telefónica Tech; iii) the creation of Telefónica Infra; iv) an operational spin-off of Hispanoamérica in a single unit; and v) redefinition of the Company’s corporate center. These organizational changes are expected to impact the segment reporting of the Group.
The segments referred to above include the information related to the fixed, wireless, cable, data, Internet and television businesses and other digital services provided in each country. Inter-segment transactions are carried out at arm's length prices.
"Other companies" line (see Appendix I to the Consolidated Financial Statements) includes Telxius, Telefónica, S.A. and other holding companies, companies whose main purpose is to provide cross-sectional services to Group companies, and other operations not included in the segments.
The Telefónica Group’s strategy aims to:
Enhance value through:

•	Making our world more human, by connecting lives in a sustainable way.

•	Offering good connectivity, for which our infrastructure management and our continuous investment in network and platforms are key.

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

•
The explosion of connectivity and Artificial Intelligence and the new needs of our customers require innovative, intelligent and sustainable technology solutions that generate a positive impact on the environment and help manage the digital transition.

2019 highlights

In 2019, Telefónica had positive revenue year-on-year growth in Telefónica Spain. In Brazil, Telefónica had the highest mobile market share since 2006, while Telefónica United Kingdom continued growing in revenues and Telefónica Germany had a strong commercial momentum with remarkable net adds. The efficiency is translated into profitability, with Telefónica Spain and Telefónica Brazil showing attractive operating income margins and continuing achieving savings from digitalization. Telefónica continued decreasing its debt, with an improved capital structure and an improved CapEx/Revenues ratio. As a result, Group revenues and operating income grew organically, in line with our expectations.
Reported y-o-y variations of line items included in the Consolidated Financial Statements reflect the adoption of IFRS 16 since January 1, 2019 (2018 results were reported according to IAS 17). The implementation of IFRS 16 negatively affected reported results as follows: -123 million euros in operating income; -1,632 million euros in depreciation and amortization, -214 million euros in net financial expense and -241 million euros in profit attributable to equity holders of the parent. The impact of IFRS 16 has been excluded when calculating organic variations. See “-2019/2018 Consolidated results-Adjustments made to calculate organic variations”.
Telefónica's total accesses amounted to 344.3 million as of December 31, 2019. Total accesses decreased 3.4% year-on-year mainly as a result of the sale of Telefónica Móviles Panamá on August 29, 2019, Telefonía Celular de Nicaragua on May 16, 2019 and Telefónica Móviles Guatemala on January 24, 2019. Excluding the impact of these sales, accesses decreased 1.1% mainly due to the negative evolution of prepay mobile accesses in Telefónica Hispam Sur and Telefónica Hispam Norte. During 2019, higher-value services continued increasing their relative weight, which resulted in LTE customers totaling 138 million customers (+19.9% y-o-y), with net additions of 16.6 million and a penetration rate of 58.1% (+11.2 p.p. y-o-y).
The table below shows the evolution of accesses over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2018	2019	%Reported YoY	%Org YoY (1)
Fixed telephony accesses (2)	35,273.6	31,285.4	(11.3%)	(10.6%)
Internet and data accesses (3)	22,087.5	21,166.9	(4.2%)	(4.1%)
Broadband (4)	21,645.2	20,837.1	(3.7%)	(3.7%)
FTTx/Cable	13,213.1	14,280.9	8.1%	8.1%
Mobile accesses	270,814.9	261,532.9	(3.4%)	(0.4%)
Prepay	147,062.0	131,791.8	(10.4%)	(5.6%)
Contract	123,752.9	129,741.1	4.8%	5.4%
M2M	19,483.0	23,770.4	22.0%	22.4%
Pay TV	8,875.4	8,437.1	(4.9%)	(4.8%)
Final Clients Accesses	337,051.5	322,422.2	(4.3%)	(1.9%)
Wholesale Accesses	19,520.0	21,912.7	12.3%	12.3%
Fixed wholesale accesses	3,951.5	3,822.8	(3.3%)	(3.3%)
Mobile wholesale accesses	15,568.5	18,089.9	16.2%	16.2%
Total Accesses	356,571.5	344,334.9	(3.4%)	(1.1%)
Notes:
- Telefónica Móviles Guatemala accesses (2.8 million total accesses as of December 31, 2018) were excluded from January 1, 2019. Telefonía Celular de Nicaragua accesses (4.0 million total accesses as of December 31, 2018) were excluded from May 1, 2019. Telefónica Móviles Panamá accesses (1.6 million total accesses as of December 31, 2018) were excluded from September 1, 2019. The table includes accesses for Telefónica Costa Rica (2.2 million and 2.2 million total accesses as of December 31, 2018 and 2019, respectively) and Telefónica El Salvador (2.1 million and 2.1 million total accesses as of December 31, 2018 and 2019, respectively). The sales of Telefónica Costa Rica and Telefónica El Salvador are pending as of the date of this Annual Report. For additional information, see “-History and Development of the Company-Overview”.
(1) Refers to the exclusion of the impact of the sales of Telefónica Móviles Panamá, Telefonía Celular de Nicaragua and Telefónica Móviles Guatemala in 2019. In order to exclude the impact of such sales in the calculation of organic variations, the 2018 comparative figures exclude accesses of these entities.
(2) Includes "fixed wireless" and Voice over IP accesses. Since March 2018, the calculation of fixed telephony accesses in Spain has been revised to reflect lines included in certain products which were not fully accounted for before. 2018 figures included in this section (“2019 Highlights”) have been revised accordingly for comparative purposes (resulting in +332.2 thousand accesses as of December 31, 2018). However, the 2018 figures included in the section titled “2018 Highlights” do not reflect these updates so that the fixed telephony accesses are presented on a comparable basis for both 2018 and 2017. Accordingly, the number of fixed telephony accesses in Spain as of December 31, 2018 reported in this section (“2019 Highlights”) and the section titled “2018 Highlights” differs.
(3) Also referred to as fixed broadband accesses.
(4) Includes DSL, satellite, optic fiber, cable modem and broadband circuits.

The table below shows 2019/2018 variations in accesses in reported and organic terms, as well as contribution to reported growth by each of Telefónica Móviles Panamá (which was sold on August 29, 2019), Telefonía Celular de Nicaragua (which was sold on May 16, 2019) and Telefónica Móviles Guatemala (which was sold on January 24, 2019).

			YoY variation and contribution to reported growth (percentage points)
	%Reported YoY	%Org YoY	T. Guatemala	T. Nicaragua	T. Panamá
Fixed telephony accesses	(11.3%)	(10.6%)	(0.6)	(0.2)	(0.1)
Internet and data accesses	(4.2%)	(4.1%)	—	—	—
Broadband	(3.7%)	(3.7%)	—	—	—
FTTx/Cable	8.1%	8.1%	—	—	—
Mobile accesses	(3.4%)	(0.4%)	(0.9)	(1.5)	(0.6)
Prepay	(10.4%)	(5.6%)	(1.6)	(2.5)	(1.0)
Contract	4.8%	5.4%	(0.1)	(0.3)	(0.1)
M2M	22.0%	22.4%	—	(0.1)	(0.2)
Pay TV	(4.9%)	(4.8%)	(0.1)	(0.1)	—
Final Clients Accesses	(4.3%)	(1.9%)	(0.8)	(1.2)	(0.5)
Wholesale Accesses	12.3%	12.3%	—	—	—
Fixed wholesale accesses	(3.3%)	(3.3%)	—	—	—
Mobile wholesale accesses	16.2%	16.2%	—	—	—
Total Accesses	(3.4%)	(1.1%)	(0.8)	(1.1)	(0.5)

The table below shows the evolution of accesses by segment:

	YoY variation	% Over Total Accesses
Accesses 2019		2018 (*)	2019
Telefónica Spain (*)	(0.1%)	11.7%	12.2%
Telefónica United Kingdom	5.7%	9.2%	10.1%
Telefónica Germany	2.5%	13.2%	14.0%
Telefónica Brazil	(1.6%)	26.7%	27.2%
Telefónica Hispam Norte	(12.6%)	20.6%	18.7%
Telefónica Hispam Sur	(10.6%)	16.0%	14.8%
Other companies	18.9%	2.5%	3.1%
(*) Since March 2018, the calculation of fixed telephony accesses in Telefónica Spain has been revised to reflect lines included in certain products which were not fully accounted for before. 2018 figures included in this section (“2019 Highlights”) have been revised accordingly for comparative purposes.

Mobile accesses totaled 261.5 million at December 31, 2019, decreasing by 3.4% compared to December 31, 2018. Excluding the effect of the sale of Telefónica Móviles Panamá, Telefonía Celular de Nicaragua and Telefónica Móviles Guatemala, mobile accesses decreased by 0.4%. This was mainly the result of the decrease in prepay mobile accesses due to a highly competitive market, where the Group chose not to follow competitors in offering unlimited voice and data offers, to avoid damage to the quality of its network. While prepay mobile accesses decreased in all segments, decreases were particularly significant in Telefónica Hispam Norte and Telefónica Hispam Sur. This decrease was offset in part by growth in the postpaid or contract segment, which increased by 4.8% year-on-year (+5.4% excluding the effect of the sale of Telefónica Móviles Panamá, Telefonía Celular de Nicaragua and Telefónica Móviles Guatemala) and which relative weight over total mobile accesses continued to increase up to 49.6% (+3.9 p.p. year-on-year).

Smartphone accesses continued growing (up 2.9% year-on-year), totaling 172.6 million accesses at December 31, 2019 and reaching a penetration rate over total accesses of 73.3% (+5.8 p.p. year-on-year), reflecting the Company’s strategic focus on the growth of its data services.
Fixed broadband accesses stood at 20.8 million at December 31, 2019, down 3.7% year-on-year. Fiber accesses stood at 14.3 million at December 31, 2019, growing 8.1% year-on-year.
Pay TV accesses totaled 8.4 million as of December 31, 2019, down 4.9% year-on-year.
The tables below show the evolution of our estimated access market share for mobile and fixed broadband for the past two years.

Competitive Position Evolution
	Mobile Market Share (1)
Telefónica	2018	2019
Spain	29.7%	29.7%
United Kingdom	26.3%	26.4%
Germany	36.7%	36.6%
Brazil	31.9%	32.9%
Argentina	31.4%	29.5%
Chile	29.7%	26.4%
Peru	34.6%	31.4%
Colombia	24.6%	24.0%
Venezuela	40.9%	48.5%
Mexico	21.6%	21.6%
Central America	26.7%	26.8%
Ecuador	29.8%	28.1%
Uruguay	35.9%	36.6%
(1) Internal estimates in both years.

	FBB Market Share (1)
Telefónica	2018	2019
Spain	40.4%	38.4%
Brazil	24.4%	21.6%
Argentina	22.0%	19.2%
Chile	32.9%	28.8%
Peru	71.6%	70.0%
Colombia	18.2%	16.5%
(1) Internal estimates in both years.

2019/2018 Consolidated results
In this section, we discuss changes in the Group’s consolidated income statements for the years ended December 31, 2019 and 2018. Changes in the Group’s consolidated income statements for the years ended December 31, 2018 and 2017 are discussed in a separate section further below.

	Year ended December 31,				Variation
Consolidated Results	2018		2019		2019 vs 2018
Millions of euros	Total	% of revenues	Total	% of revenues	Total	%
Revenues	48,693	100.0%	48,422	100.0%	(271)	(0.6%)
Other income	1,622	3.3%	2,842	5.9%	1,220	75.2%
Supplies	(14,013)	(28.8%)	(13,635)	(28.2%)	378	(2.7%)
Personnel expenses	(6,332)	(13.0%)	(8,066)	(16.7%)	(1,734)	27.4%
Other expenses	(14,399)	(29.6%)	(14,444)	(29.8%)	(45)	0.3%
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	15,571	32.0%	15,119	31.2%	(452)	(2.9%)
OIBDA Margin	32.0%		31.2%			(0.8 p.p.)
Depreciation and amortization	(9,049)	(18.6%)	(10,582)	(21.9%)	(1,533)	16.9%
OPERATING INCOME (OI)	6,522	13.4%	4,537	9.4%	(1,985)	(30.4%)
Operating Margin	13.4%		9.4%			(4.0 p.p.)
Share of (loss) income of investments accounted for by the equity method	4	0.0%	13	0.0%	9	n.m.
Net financial expense	(955)	(2.0%)	(1,832)	(3.8%)	(877)	91.8%
PROFIT BEFORE TAX	5,571	11.4%	2,718	5.6%	(2,853)	(51.2%)
Corporate income tax	(1,621)	(3.3%)	(1,054)	(2.2%)	567	(35.0%)
PROFIT FOR THE YEAR	3,950	8.1%	1,664	3.4%	(2,286)	(57.9%)
Attributable to equity holders of the parent	3,331	6.8%	1,142	2.4%	(2,189)	(65.7%)
Attributable to non-controlling interests	619	1.3%	522	1.1%	(97)	(15.7%)
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
For purposes of this report, 2019/2018 “organic” variation is defined as the reported variation as adjusted to exclude the impacts detailed below:

•
Foreign exchange effects and hyperinflation adjustments in Argentina: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year (using average foreign exchange rates of 2018 for both years), except for Venezuela (in respect of which 2018 and 2019 results were converted at the closing synthetic exchange rate for each period).

Foreign exchange rates had a negative impact on our reported 2019 results, mainly due to the depreciation of various Latin American currencies (in particular the Argentine peso and the Brazilian real) against the euro.
The impact of hyperinflation adjustments in Argentina has been excluded by reversing such adjustments in respect of both years.
Foreign exchange effects and hyperinflation in Argentina decreased revenue growth by 3.1 percentage points, OIBDA growth by 2.2 percentage points and operating income growth by 3.7 percentage points in 2019.

•
Changes in the consolidation perimeter: we have excluded the impact of changes in our consolidation perimeter in 2019 and 2018. The main changes in our consolidation perimeter in such years were related to the sale (and, therefore, the exclusion from our consolidation perimeter) of Antares, Telefónica Móviles Guatemala, Telefonía Celular de Nicaragua and Telefónica Móviles Panamá at different times in 2019. No significant changes took place in the scope of consolidation of the Group in 2018.

To exclude the impact of the mentioned perimeter changes in the calculation of organic variations, the 2018 comparative figures exclude mainly the results of Antares, Telefónica Móviles Guatemala, Telefonía Celular de Nicaragua and Telefónica Móviles Panamá from the month of its sale and also the impact of the adjustment related to the amortization of the Data Centers sold in 2019.

•
IFRS 16 "Leases" ("IFRS 16") impact: on January 1, 2019 IFRS 16 became effective. The IFRS 16 has had a material impact on the consolidated results of the Group. To ensure comparability with the 2018 results, organic variations exclude the impact of IFRS 16 in 2019. The adoption of IFRS 16 had no impact on revenue growth, while it had an impact of 1,509 million euros on OIBDA, increasing OIBDA growth by 9.7 percentage points. The impact on operating income is negative amounting to 123 million euros.

•
Restructuring costs: we have excluded the impact in 2019 and 2018 of restructuring costs, mainly those related to the Individual Suspension Plan adopted under the II Collective Agreement of Related Companies in Telefónica Spain.

The distribution by segment of the restructuring costs, in terms of their impact on OIBDA and OI, is as follows:

Millions of euros	2018	2019
Telefónica Spain	297	1,732
Telefónica United Kingdom	—	31
Telefónica Brazil	46	—
Telefónica Germany	84	22
Telefónica Hispam Norte	18	39
Telefónica Hispam Sur	50	201
Other companies	(34)	145
Total restructuring costs	461	2,170

•	Spectrum acquisition: the organic variation of CapEx excludes the impact of spectrum acquisitions in 2019 and 2018.
In 2019, these acquisitions totaled 1,501 million euros, with 1,425 million euros corresponding to Telefónica Germany, 38 million euros corresponding to Telefónica Hispam Norte, 7 million euros corresponding to Telefónica Spain and 31 million euros corresponding to Telefónica Hispam Sur.
In 2018, these acquisitions totaled 868 million euros, with 588 million euros corresponding to Telefónica United Kingdom, 135 million euros corresponding to Telefónica Hispam Norte, 122 million euros corresponding to Telefónica Spain, 21 million euros corresponding to Telefónica Hispam Sur and 2 million euros corresponding to Telefónica Brazil.

•	Gains or losses on the sale of companies: the gains obtained or losses incurred from the sale of companies have been excluded to calculate organic variations.
In 2019, we mainly excluded the gains obtained from the sale of Antares (98 million euros), Telefónica Móviles Guatemala, Telefonía Celular de Nicaragua and Telefónica Móviles Panamá (for a total amount of 365 million euros) and Data Centers (213 million euros).
In 2018 we excluded the gains from the sale of Telefónica Digital Ltd. (21 million euros) and the loss from the sale of Centro de Asistencia Telefónica, S.A. (3 million euros).

•	Impairment of goodwill: the impairment losses on goodwill are excluded from calculations of organic variations.
In 2019, the impairment of the goodwill allocated to Telefónica Argentina, amounting to 206 million euros, has been excluded.
In 2018, the impairment of the goodwill allocated to Telefónica Móviles México, amounting to 350 million euros, has been excluded.

•
Judicial decision related to the exclusion of ICMS from the tax basis of PIS/COFINS: organic variations exclude the positive impact of the judicial decisions of the Brazilian Supreme Court recognizing the right to deduct the state tax on goods and services (ICMS) from the calculation of the basis of the Social Integration Program-PIS (Programa de Integração Social) and the Financing of Social Security-COFINS (Contribuição para Financiamento da Seguridade Social). The positive impact in 2018 (789 million euros in the OIBDA and OI of Telefónica Brazil) has been excluded from the calculation of organic variations.

•
Transformation of the operating model of Telefónica México: the organic variations exclude the impact of the transformation of the operating model of Telefónica México (which means that the wireless access infrastructure will be turned off and related licensed spectrum will be released), following the AT&T agreement in 2019, which had a negative impact on OIBDA and operating income amounting to 239 and 275 million euros, respectively. For additional information on how the transformation of the operating model of Telefónica México affected the Group’s results in 2019, see "Item 5. Operating and Financial Review and Prospects-Significant Factors Affecting the Comparability of Our Results of Operations in the Periods under Review-Wholesale Agreement with AT&T Mexico” and for additional information on the Wholesale Agreement, see “Item 10. Additional Information-Material Contracts-Wholesale Access Services Agreement with AT&T Mexico”.

•
Other adjustments: organic variations exclude the following: (i) the amount received in 2019 in connection with the irrevocable sale of the future credit rights that might arise from the favorable resolution of certain claims and lawsuits of various kinds that Telefónica had filed at the date of the sale agreement (103 million euros); (ii) the impact of the classification of certain assets as held for sale in 2019 on the depreciation and amortization expense for such year (76 million euros in operating income); (iii) the reported growth of Telefónica Venezolana in 2019 as a result of the translation to euros of its financial statements, following the publication by the Central Bank of Venezuela (BCV) of the inflation rates for the period from January 2016 to December 2019 (57 million euros in revenues, 7 million euros in OIBDA and 65 million euros in operating income); (iv) the impact of the provision recorded in Telefónica Spain in 2019 to optimize the distribution network (23 million euros); and (v) the impact of the provision relating to certain labor and tax contingencies recorded in Telefónica Brazil in 2018 (215 million euros).

The table below shows 2019/2018 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the consolidated income statement and capital expenditures ("CapEx") and OIBDA-CapEx:

	YoY variation
TELEFÓNICA 2019	% Reported YoY	% Organic YoY
Revenues	(0.6%)	3.2%
Other income	75.2%	37.3%
Supplies	(2.7%)	6.2%
Personnel expenses	27.4%	5.0%
Other expenses	0.3%	4.8%
OIBDA	(2.9%)	1.9%
Depreciation and amortization	16.9%	2.0%
Operating income (OI)	(30.4%)	1.7%
CapEx	8.2%	4.0%
OIBDA-CapEx	(15.0%)	0.1%

The table below shows the contribution to reported growth of each item considered to calculate the organic variations, as explained above. For each line item, the contribution to reported growth, expressed in percentage points, is the result of dividing the amount of each impact (on a net basis when the impact affects both years) by the consolidated reported figure for the previous year.

	Contribution to reported growth (percentage points)
TELEFÓNICA 2019	Exchange rate effect and hyperinfla-tion	Perimeter change	IFRS 16 impact	Gains/losses on sale of companies	Restructuring costs	Judicial decision PIS/COFINS	Impairment of goodwill	Spectrum acquisition	T.México transformation	Other adjustments
Revenues	(3.1)	(0.8)	—	—	—	—	—	—	—	0.1
Other income	(1.4)	(0.7)	(11.7)	40.4	—	—	—	—	5.6	6.4
Supplies	(2.1)	(0.7)	(6.1)	—	—	—	—	—	—	0.1
Personnel expenses	(6.2)	(1.1)	(0.1)	—	29.4	—	—	—	0.7	(0.0)
Other expenses	(3.5)	(0.4)	(5.8)	0.1	(0.1)	5.5	(1.0)	—	1.9	(1.0)
OIBDA	(2.2)	(0.9)	9.7	4.2	(11.8)	(5.1)	0.9	—	(1.5)	1.9
Depreciation and amortization	(1.1)	(0.7)	18.0	—	—	—	—	—	0.2	(1.4)
Operating income	(3.7)	(1.2)	(1.9)	9.9	(28.3)	(12.1)	2.2	—	(3.8)	6.6
CapEx	(2.7)	(0.7)	(0.0)	—	—	—	—	7.9	—	0.2
OIBDA-CapEx	(1.7)	(1.2)	20.3	8.7	(24.7)	(10.6)	1.9	(8.6)	(3.0)	3.8
Results discussion

Revenues totaled 48,422 million euros in 2019, decreasing by 0.6% y-o-y in reported terms, negatively impacted by foreign exchange rates and hyperinflation (-3.1 p.p.) and changes in the consolidation perimeter (-0.8 p.p.). In organic terms, revenues increased by 3.2% as a result of higher service revenues (+2.0%) and, to a lesser extent, higher handset sales (+13.4%).
The structure of revenues reflects Telefónica's business diversification. The contribution of the following segments to the Telefónica Group's revenues increased in 2019 compared to 2018: Telefónica Spain, which contributed 26.4% (+0.3 p.p. versus 2018), Telefónica Germany with 15.3% (+0.2 p.p. versus 2018) and Telefónica United Kingdom with 14.7% (+0.7 p.p. versus 2018). The contribution of the following segments to the Telefónica Group’s revenues decreased compared to 2018: Telefónica Brazil, which contributed 20.7% (-0.1 p.p. versus 2018), Telefónica Hispam Sur which contributed 13.2% (-0.5 p.p. versus 2018) and Telefónica Hispam Norte with 7.8% (-0.5 p.p. versus 2018).

•
Mobile business revenues totaled 30,692 million euros in 2019 (of which 25,090 million euros corresponded to mobile service revenues and 5,602 million euros corresponded to handset revenues), down 0.3% year-on-year in reported terms. This decrease was mainly due to the impact of changes in foreign exchange rates and hyperinflation in Argentina (-2.8 p.p.). Excluding these impacts, mobile business revenues grew by 3.6% due to higher revenues in Telefónica Hispam Sur, Telefónica Brazil, Telefónica United Kingdom and Telefónica Germany, despite the impact of certain regulatory tariff reductions in some segments.

•
Mobile service revenues totaled 25,090 million euros in 2019, down 2.3% year-on-year in reported terms due to the impact of changes in foreign exchange rates and hyperinflation in Argentina (-2.8 p.p.). Excluding these impacts, mobile service revenues grew by 1.7% as a result mainly of higher data consumption.

•
Fixed revenues totaled 16,568 million euros in 2019, down 1.0% year-on-year in reported terms mainly due to the impact of changes in foreign exchange rates and hyperinflation in Argentina (-3.5 p.p.). Excluding these impacts, fixed revenues increased by 2.4%, as a result of the higher fixed revenues in Telefónica Hispam Sur, which more than offset the decrease in fixed revenues in Telefónica Brazil.

Other income: mainly includes own work capitalized in our fixed assets and profit from the sale of assets. In 2019, other income totaled 2,842 million euros compared to 1,622 million euros in 2018. In 2019, other income registered gains from the sale of companies, mainly Antares, Telefonía Celular de Nicaragua, Telefónica Móviles Guatemala, Telefónica Móviles Panamá, the sale of data centers and the irrevocable sale of credit rights that might arise from the favorable resolution of certain claims and lawsuits of various kinds to which Telefónica Spain is a party. In organic terms, other income increased by 37.3% mainly due to the sale of some assets like central offices and towers.
Total expenses, which include supplies, personnel expenses and other expenses (principally external services and taxes), were 36,145 million euros in 2019, up 4.0% year-on-year in reported terms. This variation is mainly attributable to the restructuring costs, mainly those related to the II Collective Agreement of Related Companies in Spain (Individual Suspension Plan) (+5.3 p.p.) and the judicial decision related to the exclusion of ICMS from the tax basis of PIS/COFINS which had a positive impact in 2018 (+2.3 p.p.), partially offset by IFRS 16 impact (-4.9 p.p.) and the impact of foreign exchange rates and hyperinflation in Argentina (-3.4 p.p.). In organic terms, total expenses increased by 5.4%. These costs are explained in greater detail below:

•
Supplies amounted to 13,635 million euros in 2019, down 2.7% year-on-year in reported terms mainly as a result of the adoption of IFRS 16 (-6.1 p.p.) and the impact of foreign exchange rates and hyperinflation (-2.1 p.p.). In organic terms, supplies increased by 6.2% year-on-year, mainly due to higher handset costs due to the significant number of handset sales, higher TV content costs and higher costs related to IT sales in Telefónica Spain.

•
Personnel expenses amounted to 8,066 million euros in 2019, up 27.4% year-on-year in reported terms as a result mainly of the restructuring expenses related to the II Collective Agreement of Related Companies in Spain (Individual Suspension Plan) (+29.4 p.p.). In organic terms, personnel expenses increased by 5.0% year-on-year as a result mainly of salary updates in Argentina (driven by the inflation) and higher expenses in Telefónica Brazil, related to the insourcing of IT/systems activities.

The average headcount was 117,347 employees in 2019, down 3.7% compared to 2018.

•
Other expenses amounted to 14,444 million euros in 2019, up 0.3% year-on-year in reported terms. The reported variation was attributable in part to the judicial decision related to the exclusion of ICMS from the tax basis of PIS/COFINS in 2018, which had a positive impact in such year but not in 2019 (+5.5 p.p.), partially offset by the adoption of IFRS 16 (-5.8 p.p.) and foreign exchange rates and hyperinflation in Argentina (-3.5 p.p.). In organic terms, other expenses increased by 4.8% year-on-year due mainly to higher network and IT development costs as well as higher customer management costs.

In 2019, OIBDA totaled 15,119 million euros, decreasing by 2.9% year-on-year in reported terms. In organic terms, OIBDA grew by 1.9%.
Depreciation and amortization amounted to 10,582 million euros in 2019, up 16.9% year-on-year in reported terms, mainly due to the adoption of IFRS 16 (+18.0 p.p.) and higher amortization expenses in Telefónica Brazil, offset in part by the impact of foreign exchange rates and hyperinflation in Argentina (-1.1 p.p.). In organic terms, depreciation and amortization grew by 2.0%.
Operating income (OI) in 2019 totaled 4,537 million euros, down 30.4% in reported terms due mainly to the significant restructuring costs, totaling 2,170 million euros (-28.3 p.p.), the negative impact of foreign exchange rates and hyperinflation (-3.7 p.p.), the transformation of Telefónica Mexico's business model following its agreement with AT&T Mexico (-3.8 p.p.) and the adoption of IFRS 16. In organic terms, operating income increased 1.7% year-on-year due to higher revenues and, to a lesser extent, savings from the digitalization and simplification processes undertaken by the Group, among other cost control actions.
Operating margin stood at 9.4% in 2019, down 4.0 p.p. compared to 2018 in reported terms.
The share of income (loss) of investments accounted for by the equity method for 2019 was a gain of 13 million euros (compared to a gain of 4 million euros in 2018).
Net financial expense amounted to 1,832 million euros in 2019, 877 million euros lower than the previous year, mainly due to the extraordinary effect of interests associated with favorable rulings in court in Brazil in 2018 and the impact of adopting IFRS 16.

Corporate income tax amounted to 1,054 million euros in 2019 down 567 million euros year-on-year, mainly due to lower profit before taxes in 2019. The corporate income tax has been impacted by the reversed deferred tax assets in Mexico partially offset by restructuring provisions effects.
As a result, profit for the year attributable to equity holders of the parent for 2019 was 1,142 million euros (3,331 million euros in 2018).
Profit attributable to non-controlling interest was 522 million euros, 97 million euros lower than in 2018, mainly due to the lower profit attributable to minority interests at Telefónica Brazil, offset partially by the higher profit attributable to minority interests at Telefónica Centroamerica Inversiones related mainly to the gains on the sale of Telefonía Celular de Nicaragua and Telefónica Móviles Panamá.
2019/2018 Segment results
TELEFÓNICA SPAIN
The table below shows the evolution of accesses in Telefónica Spain over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2018	2019	%Reported YoY
Fixed telephony accesses (1)	9,361.3	9,024.1	(3.6%)
Internet and data accesses (2)	6,129.6	6,034.8	(1.5%)
Broadband	6,113.5	6,023.4	(1.5%)
FTTH	3,940.6	4,325.0	9.8%
Mobile accesses	18,384.4	18,916.9	2.9%
Prepay	1,440.1	1,137.2	(21.0%)
Contract	16,944.3	17,779.6	4.9%
M2M	2,333.2	2,620.8	12.3%
Pay TV	4,091.3	4,073.8	(0.4%)
Final Clients Accesses	37,966.5	38,049.5	0.2%
Wholesale Accesses	3,912.9	3,788.2	(3.2%)
Total Accesses	41,879.4	41,837.7	(0.1%)
(1) Includes "fixed wireless" and Voice over IP accesses. Since March 2018, the calculation of fixed telephony accesses in Spain has been revised to reflect lines included in certain products, which were not fully accounted for before. 2018 figures included in this section (“2019/2018 Segment results”) have been revised accordingly for comparative purposes (resulting in +332.2 accesses as of December 31, 2018). However, the 2018 figures included in the section titled “2018/2017 Segment results” do not reflect these updates so that the fixed telephony accesses are presented on a comparable basis for both 2018 and 2017. Accordingly, the number of fixed telephony accesses in Spain as of December 31, 2018 reported in this section (“2019/2018 Segment results”) and the section titled “2018/2017 Segment results” differs.
(2) Also referred to as fixed broadband accesses.

During 2019, the commercial activity continued to rely on the differentiated products of the Company, with a multi brand strategy (Movistar, O2, Tuenti) to serve different segments of customers. Through the convergent offer “Movistar Fusión+” and under the "Más por Más” strategy, the Company continued to evolve the abovementioned offer and adapt it to the incremental customer demand, increasing data in all mobile lines included in high value Fusión packages, as well as offering a Multiplus service that allows the user to watch all of our proprietary content of the Movistar+ portfolio on an additional TV at home (this service currently has a price of 8 euros per month).
In addition, during 2019, Telefónica launched innovations in its portfolio to develop the relationship with its clients and reach new segments. In line with this initiative, from June 2019, Movistar Priority service was started and offered a series of advantages and benefits, such as personalized and prioritized attention services provided by specialized agents, as well as a differential experience at the shop, including the help of a technology expert (to clarify any doubt related to any device connected to our network), as well as exclusive experiences (such as access to exclusive football, basketball, cycling, winter sports, opera, music, expositions or eSports experiences, among others) and discounts and news related to Movistar equipment.

In addition, in June 2019, Internet Second Residence was launched. This is a new Fixed Broadband Offer intended to cover the access to Internet in second residences of Fusion clients. In this way, clients who have contracted the Fusion Total Plus package will be able to access Internet in their second residences for only 15 euros per month. The price is 20 euros per month for Fusion Total clients and 30 euros per month for the rest of the Fusion clients.
Furthermore, in June 2019, Movistar+ Lite was launched. This is a new OTT offer for non-Movistar clients with a price of 8 euros per month, which provides access to original content of Movistar+ that is offered in channels #0 and #Vamos, to the most relevant sport events offered in these channels, to Movistar Series and Movistar Seriesmanía and to a catalogue of 300 series and documentaries, 270 films and 60 programs under demand, including proprietary and third parties’ content.
Lastly, the offer diversified with the introduction of new financial services through Movistar Money. We started offering Movistar clients these services in April 2019, offering family consumption loans of up to 4,000 euros. In May 2019, Movistar Car was launched. This service connects vehicles to the Wi-Fi network. This service is aimed at making cars safer and more intelligent and it is available to all users of mobile telephony, including non-Movistar clients.
Telefónica Spain had 41.8 million accesses as of December 31, 2019 (compared to 41.9 million on December 31, 2018), with decreases in fixed accesses (-3.6% year-on-year) and in mobile prepay accesses (-21.0% year-on-year). However, Telefónica Spain's positive evolution of high value accesses continued with an increase in mobile postpay accesses (+4.9% year-on-year) and fiber accesses (+9.8% year-on-year).
The consumer convergent offer had a customer base of 4.7 million, with 5.1 million additional mobile lines associated with those customers as of December 31, 2019, increasing by 1.0% and 9.7% y-o-y respectively and contributing 88.7% of the retail fixed broadband customer base (+1.1 p.p. y-o-y) and 84.1% of the retail mobile contract customer base (+0.2 p.p. y-o-y). Penetration of the high value services of the convergent offer continued to increase, with 48.4% of the customer base already using 600 Mb ultra-fast broadband (+8.9 p.p. y-o-y) and 81.6% of the customer base using Pay-TV as of December 31, 2019 (+1.2 p.p. y-o-y). In addition, the number of mobile lines per convergent client (main mobile line plus additional lines that might be included in the offer) increased by 5.4% as of December 31, 2019, equivalent to 2.1 mobile lines on average as of December 31, 2019 compared to 2.0 lines as of December 31, 2018 per convergent client.
Fixed accesses decreased 3.6% y-o-y compared to 2018, with a net loss of 337 thousand accesses in 2019.
Retail broadband accesses totaled 6.0 million (-1.5% y-o-y), with a net loss of 90 thousand accesses during 2019.
Retail fiber accesses amounted to 4.3 million customers (+9.8% compared to December 31, 2018), representing 71.8% of total retail broadband customers (+7.3 p.p. y-o-y) with net adds of 384 thousand accesses in 2019. Ultra speed fiber accesses, with 600 Mb (which typically feature higher ARPU) amounted to 2.8 million accesses (64.8% of total fiber accesses). At December 31, 2019, fiber deployment reached 23.1 million premises, 1.8 million more than at December 31, 2018, and it continued to be the largest in Europe. In addition, wholesale fiber accesses reached an estimated 2.2 million customers as of December 31, 2019 (+41.6% y-o-y) and represented 56.9% of the wholesale accesses (+18.0 p.p. y-o y).
Total mobile accesses stood at 18.9 million as of December 31, 2019, up by 2.9% compared to December 31, 2018, as a result of the increase in mobile contract accesses that more than offset the decrease in prepay accesses (-21.0% y-o-y), reflecting the success of the convergent strategy and the positive evolution of the prepay to contract migration. The contract access base accelerated its growth during 2019, growing by 4.9% year-on-year. Smartphone penetration as of December 31, 2019 stood at 81.5% of the mobile voice base (+1.1 p.p. y-o-y) and significantly boosted data traffic growth (46.0% year-on-year) due to the higher number of customers with superior data packages.
LTE network rollout continued to progress, and coverage reached approximately 98.0% of the population at December 31, 2019, up 0.3 p.p. compared to December 31, 2018. As a result, the LTE customer base reached 9.4 million customers as of December 31, 2019, up 6.3% compared to December 31, 2018, with a penetration of 57.7% (+2.6 p.p. y-o-y).
Pay-TV accesses amounted to 4.1 million at December 31, 2019, down 0.4% year-on-year.
Wholesale accesses stood at 3.8 million at December 31, 2019, down 3.2% year-on-year due to the decrease in wholesale copper accesses, offset in part by the increase in fiber accesses, that significantly helped to enhance the value of our wholesale access base.

The table below shows Telefónica Spain’s results over the past two years:

Millions of euros
TELEFÓNICA SPAIN	2018	2019	% Reported YoY	% Organic YoY (3)
Revenues	12,706	12,767	0.5%	0.5%
Consumer (1)	6,689	6,658	(0.5%)	(0.5%)
Convergent	4,795	4,963	3.5%	3.5%
Non-Convergent	1,894	1,695	(10.5%)	(10.5%)
Corporate	3,462	3,509	1.4%	1.3%
Communications	2,602	2,508	(3.6%)	(3.7%)
IT	860	1,002	16.5%	16.5%
Others (2)	2,169	2,227	2.7%	2.8%
Other income	389	635	63.5%	37.8%
Supplies	(3,663)	(4,007)	9.4%	9.4%
Personnel expenses	(2,248)	(3,649)	62.3%	(1.1%)
Other expenses	(2,421)	(2,059)	(14.9%)	(4.8%)
OIBDA	4,763	3,687	(22.6%)	0.1%
Depreciation and amortization	(1,650)	(1,988)	20.4%	4.0%
Operating income (OI)	3,113	1,699	(45.4%)	(1.8%)
CapEx	1,719	1,646	(4.2%)	2.7%
OIBDA-CapEx	3,044	2,041	(33.0%)	(1.2%)
(1) Consumer revenues also include freelance revenues.
(2) "Others" includes wholesale, subsidiaries and other revenues.
(3) See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Spain, we have made the following adjustments in order to calculate 2019/2018 variations in organic terms:

•
IFRS 16 impact: organic variations exclude the impact of the adoption of IFRS 16 in 2019. The adoption of IFRS 16 had a positive impact of 248 million euros on OIBDA and a negative impact of 28 million euros on operating income.

•
Changes in the consolidation perimeter: we have excluded in 2018 the results of Centro de Asistencia Telefónica, S.A. (which was sold in December 2018) and the impact of the adjustment related to the amortization of the Data Centers.

•
Restructuring costs: the impact of certain restructuring costs mainly related to the Individual Suspension Plan amounting to 1,732 million euros and 297 million euros in 2019 and 2018, respectively, has been excluded.

•	Spectrum acquisition: we have excluded the impact of spectrum acquisitions on CapEx, which totaled 7 million euros in 2019 and 122 million euros in 2018.

•
Optimization of the distribution network: organic variations exclude the impact of the provisions recorded in Telefónica Spain totaling 23 million euros in 2019 in connection with the restructuring of the distribution channels.

•
Gains or losses on the sale of companies: organic variations exclude the 27 million euros gains from the sale of Data Centers in 2019 and the loss of 3 million euros incurred in the sale of Centro de Asistencia Telefónica, S.A. in 2018.

•
Irrevocable sale of future credit rights: organic variations exclude the positive impact in 2019 of the irrevocable sale of the future credit rights that might arise from the favorable resolution of certain claims and lawsuits of various kinds that Telefónica has filed at the date of the sale agreement amounting to 103 million euros.
The table below shows 2019/2018 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA SPAIN 2019	% Reported YoY	% Organic YoY	IFRS 16 impact	Perimeter changes	Spain distribution network	Restruc-turing costs	Gains/losses on sale of companies	Spectrum acquisition	Sale of future credit rights
Revenues	0.5%	0.5%	—	(0.0)	—	—	—	—	—
Other income	63.5%	37.8%	(7.9)	(0.0)	—	—	7.0	—	26.5
Supplies	9.4%	9.4%	0.0	—	—	—	—	—	—
Personnel expenses	62.3%	(1.1%)	—	(0.6)	—	63.8	—	—	—
Other expenses	(14.9%)	(4.8%)	(11.5)	0.7	0.9	—	(0.1)	—	—
OIBDA	(22.6%)	0.1%	5.2	(0.1)	(0.5)	(30.1)	0.6	—	2.2
Depreciation and amortization	20.4%	4.0%	16.7	(0.2)	—	—	—	—	—
Operating income (OI)	(45.4%)	(1.8%)	(0.9)	—	(0.7)	(46.1)	1.0	—	3.3
CapEx	(4.2%)	2.7%	—	0.0	—	—	—	(6.7)	—
OIBDA-CapEx	(33.0%)	(1.2%)	8.1	(0.1)	(0.7)	(47.1)	1.0	3.8	3.4
Results discussion
Revenues in Telefónica Spain in 2019 were 12,767 million euros, up 0.5% y-o-y in reported terms mainly as a result of the year-on-year increase in service revenues (+0.6%) and in spite of the lower handset revenues (-3.4% year-on-year).

•
Consumer revenues amounted to 6,658 million euros in 2019, down by 0.5% y-o-y in reported terms, mainly as a result of the 10.5% y-o-y decrease in the revenues relating to “non-convergent” products (1,695 million euros in 2019), which more than offset the 3.5% y-o-y growth in reported terms relating to "convergent" products (4,963 million euros in 2019) driven by ARPU growth and growth in the customer base.

•
Corporate revenues amounted to 3,509 million euros in 2019, up by 1.4% year-on-year in reported terms, given the positive evolution of IT revenues, which grew 16.5% y-o-y in reported terms and more than offset the decrease in communications revenues (-3.6% year-on-year in reported terms).

•	Other revenues, which include wholesale, subsidiaries and other revenues, amounted to 2,227 million euros in 2019, up by 2.7% y-o-y in reported terms, driven by the increase in wholesale TV revenues.
OIBDA amounted to 3,687 million euros in 2019, down 22.6% year-on-year in reported terms. In organic terms, OIBDA grew 0.1% y-o-y.
Depreciation and amortization amounted to 1,988 million euros in 2019, up 20.4% year-on-year in reported terms, mainly due to the adoption of IFRS 16. In organic terms, depreciation and amortization increased 4.0% year-on-year explained by higher investment in 2019.
Operating income (OI) amounted to 1,699 million euros in 2019, down 45.4% year-on-year in reported terms, principally due to the 1,732 million euros provision recorded in connection with the Group's payment commitments under the Individual Suspension Plan (-46.1 p.p.), the provision recorded in connection with the restructuring of the distribution channels (-0.7 p.p.), and the impact of the adoption of IFRS 16 (-0.9 p.p.), which was partially offset by the irrevocable assignment of any credits rights that might arise from the favorable resolution of certain claims and lawsuits of various kinds to which Telefónica Spain is a party (+3.3 p.p.) and the gains arisen from the sale of a data center (+1.0 p.p.). In organic terms, operating income decreased by 1.8% y-o-y, mainly due to the increase in supplies (+9.4% year-on-

year in both organic and reported terms), which was mainly attributable to the higher content costs and IT equipment purchases, partially offset by lower personnel expenses (-1.1% y-o-y in organic terms) driven by the savings generated by the termination of employees who adhered to the ‘Individual Suspension Plan’, and the decrease of other expenses (-4.8% y-o-y in organic terms) principally due to lower commercial costs.

TELEFÓNICA UNITED KINGDOM
The table below shows the evolution of accesses in Telefónica United Kingdom over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2018	2019	%Reported YoY
Fixed telephony accesses (1)	306.9	313.3	2.1%
Internet and data accesses (2)	28.1	28.9	2.5%
Broadband	28.1	28.9	2.5%
Mobile accesses	25,044.1	25,803.3	3.0%
Prepay	8,742.6	8,436.1	(3.5%)
Contract	16,301.4	17,367.2	6.5%
M2M	3,578.0	5,118.7	43.1%
Final Clients Accesses	25,379.1	26,145.5	3.0%
Wholesale Accesses	7,599.2	8,714.7	14.7%
Mobile wholesale accesses	7,599.2	8,714.7	14.7%
Total Accesses	32,978.3	34,860.2	5.7%
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) Also referred to as fixed broadband accesses.

During 2019 despite the competitive environment, Telefónica United Kingdom remained as the favorite telecommunications operator in United Kingdom, a position underpinned by the strength of the O2 brand, custom loyalty (the operator with the lowest churn of the market) and successful commercial propositions, such as the “Custom Plans” and its updates, which provides customers with flexibility and choice by allowing them to customize their plans by choosing the contract terms (up to 36 months), the amount of payment upfront and the data plan. Telefónica United Kingdom successfully introduced its first offer for customers seeking unlimited mobile data while providing upselling opportunities. Such propositions have allowed the Company to achieve continuous customer growth in a competitive market.
Total accesses grew by 5.7% year-on-year, standing at 34.9 million by the end of December 2019.
Mobile net additions in 2019 amounted to 759 thousand accesses, driven by contract mobile accesses, which grew by 6.5% y-o-y to 17.4 million and increased their proportion over the total mobile accesses to 67.3%.
Prepay accesses decreased by 3.5% y-o-y to 8.4 million customers due to disconnections of inactive customer accesses and market dynamics, including prepay to postpay migration. Smartphone penetration over the total mobile base reached 87.5%, up 8.6 percentage points year-on-year. The base of LTE customers reached 15.4 million with 14.1% y-o-y growth and 74.5% penetration over the mobile base.

The table below shows the evolution of Telefónica United Kingdom's results over the past two years:

Millions of euros
TELEFÓNICA UNITED KINGDOM	2018	2019	% Reported YoY	% Organic YoY (1)

Revenues	6,790	7,109	4.7%	3.8%
Mobile Business	6,390	6,600	3.3%	2.4%
Mobile service revenues	4,837	4,805	(0.7%)	(1.5%)
Other income	158	186	18.0%	17.0%
Supplies	(2,359)	(2,521)	6.9%	8.6%
Personnel expenses	(445)	(503)	12.9%	5.5%
Other expenses	(2,279)	(2,157)	(5.3%)	0.6%
OIBDA	1,865	2,114	13.4%	2.3%
Depreciation and amortization	(943)	(1,204)	27.7%	5.1%
Operating income (OI)	922	910	(1.3%)	(0.4%)
CapEx	1,464	914	(37.6%)	3.4%
OIBDA-CapEx	400	1,200	n.m.	1.4%
n.m.: not meaningful.
(1) See adjustments made to calculate organic variation below.
Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica United Kingdom, we have made the following adjustments in order to calculate 2019/2018 variations in organic terms:

•
Foreign exchange rate effect: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year. In particular, we have used the average foreign exchange rate of 2018 for both years.

•
IFRS 16 impact: organic variations exclude the impact of the adoption of IFRS 16 in 2019. The adoption of IFRS 16 had a positive impact of 219 million euros and 15 million euros on OIBDA and operating income, respectively.

•	Restructuring costs: we have excluded the impact in 2019 and 2018 of restructuring costs, amounting to 31 million euros and 48 thousand euros, respectively.

•	Spectrum acquisition: we have excluded the impact of spectrum acquisitions on CapEx in 2018, which totaled 588 million euros.
The table below shows 2019/2018 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA UNITED KINGDOM 2019	% Reported YoY	% Organic YoY	Exchange rate effect	IFRS 16 impact	Restructuring costs	Spectrum acquisition

Revenues	4.7%	3.8%	0.9	—	—	—
Other income	18.0%	17.0%	1.0	—	—	—
Supplies	6.9%	8.6%	0.9	(2.6)	—	—
Personnel expenses	12.9%	5.5%	1.0	—	6.4	—
Other expenses	(5.3%)	0.6%	0.9	(6.9)	0.1	—
OIBDA	13.4%	2.3%	0.9	11.8	(1.6)	—
Depreciation and amortization	27.7%	5.1%	0.9	21.7	—	—
Operating income (OI)	(1.3%)	(0.4%)	0.8	1.6	(3.3)	—
CapEx	(37.6%)	3.4%	0.5	—	—	(40.2)
OIBDA-CapEx	n.m.	1.4%	2.1	54.8	(7.6)	n.m.
n.m.: not meaningful.
Results discussion
In 2019, total revenues increased by 4.7% year-on-year in reported terms to 7,109 million euros. Excluding the impact of the appreciation of the pound sterling (+0.9 p.p.), the year-on-year growth was 3.8% and was driven mainly by higher handset revenues (due to higher value smartphone sales) and M2M program revenues.

•
Mobile service revenues amounted to 4,805 million euros in 2019 and fell 0.7% despite the appreciation of the pound sterling (+0.9 p.p.). Excluding the impact of the appreciation of the pound sterling, mobile service revenues decreased by 1.5% driven by lower out of bundle revenues.

Mobile ARPU fell by 4.2% year-on-year in reported terms despite the appreciation of the pound sterling. In organic terms, ARPU decreased by 5.0% as a result of lower out of bundle revenues.

TELEFÓNICA UNITED KINGDOM	2018	2019	%YoY	%Organic YoY
ARPU (EUR)	15.1	14.4	(4.2%)	(5.0%)
Prepay	7.1	7.4	4.4%	3.5%
Contract (1)	24.6	23.7	(3.6%)	(4.4%)
Data ARPU (EUR)	9.2	9.0	(2.7%)	(3.5%)
% non-SMS over data revenues	66.6%	68.5%	1.9 p.p.	2.0 p.p.
(1) Excludes M2M.

OIBDA totaled 2,114 million euros in 2019, up by 13.4% in reported terms. In organic terms, OIBDA increased by 2.3% year-on-year.
Depreciation and amortization totaled 1,204 million euros, up by 27.7% in reported terms mainly due to the adoption of IFRS 16 (+21.7 p.p.) and the appreciation of the pound sterling (+0.9 p.p.). In organic terms, depreciation and amortization grew by 5.1%.
Operating income (OI) totaled 910 million euros, down 1.3% in reported terms, mainly due to the impact of restructuring expenses (-3.3 p.p.), partially offset by the appreciation of the pound sterling (+0.8 p.p.) and the adoption of IFRS 16 (+1.6 p.p.). In organic terms, operating income decreased by 0.4% year-on-year driven mainly by the higher depreciation and amortization expense, partly offset by the decrease in commercial costs.

TELEFÓNICA GERMANY
The table below shows the evolution of accesses in Telefónica Germany over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2018	2019	%Reported YoY
Fixed telephony accesses (1)	1,996.0	2,129.5	6.7%
Internet and data accesses (2)	2,274.7	2,301.7	1.2%
Broadband	2,079.8	2,206.6	6.1%
VDSL	1,441.3	1,652.0	14.6%
Mobile accesses	42,818.8	43,826.8	2.4%
Prepay	20,542.9	20,096.2	(2.2%)
Contract	22,275.9	23,730.6	6.5%
M2M	1,187.9	1,191.8	0.3%
Final Clients Accesses	47,089.5	48,258.0	2.5%
Total Accesses	47,089.5	48,258.0	2.5%
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) Also referred to as fixed broadband accesses.

Telefónica Germany has launched further value-added initiatives to enhance its strategy to increase ARPU and decrease the churn rate. This includes O2 TV (from May 2, 2019), O2 Cloud (from April 8, 2019) and O2 VDSL, a new offer at higher speed (from March 7, 2019). The O2 Free portfolio continued to drive usage and ARPU growth, leveraging the improved network quality of the company. Telefónica Germany also recently announced a significant enhancement of its infrastructure portfolio with the addition of cable and fiber wholesale access through a long-term agreement with Vodafone and Tele Columbus. During 2019 Telefónica Germany has invested in LTE roll-out to fulfill its coverage obligations by the end of 2020.
The total access base grew 2.5% year-on-year and stood at 48.3 million at the end of 2019, mainly driven by a 2.4% increase in the mobile base (which amounted to 43.8 million).
The contract mobile access base grew 6.5% year-on-year and amounted to 23.7 million accesses, increasing the share over the total mobile base to 54.1%. Net adds amounted to 1.5 million accesses due to sustained traction from O2 Free customers and solid contribution of partners (second brands). Smartphone penetration amounted to 69.7% of the total mobile access base, up 3.7 percentage points year-on-year driven by the continued growth of LTE customers (+33.5% y-o-y, reaching 24.6 million accesses at the end of 2019). LTE penetration amounted to 57.7% of the total mobile access base as of December 31, 2019.
The prepay mobile access base decreased 2.2% year-on-year to 20.1 million due to lower demand, as a result of the continued impact of certain regulatory changes introduced in 2017 (mainly the need for a legitimation check in connection with SIM cards), although the churn trend improved in the last months of 2019. The prepay base posted a net loss of 0.4 million accesses in 2019.
The retail broadband access base increased by 127 thousand accesses in 2019, reaching 2.2 million accesses, as a result mainly of the strong demand for VDSL, with net adds of 211 thousand accesses in 2019 (with VDSL accesses increasing by 14.6% y-o-y).
The table below shows the evolution of Telefónica Germany’s results over the past two years:

Millions of euros
TELEFÓNICA GERMANY	2018	2019	% Reported YoY	% Organic YoY (1)

Revenues	7,320	7,399	1.1%	1.1%
Mobile Business	6,539	6,647	1.6%	1.6%
Mobile service revenues	5,267	5,301	0.6%	0.6%
Fixed Business	767	741	(3.4%)	(3.4%)
Other income	177	183	3.6%	3.6%
Supplies	(2,459)	(2,372)	(3.5%)	(1.8%)
Personnel expenses	(610)	(592)	(2.9%)	0.0%
Other expenses	(2,594)	(2,292)	(11.6%)	5.9%
OIBDA	1,834	2,326	26.8%	(1.1%)
Depreciation and amortization	(2,071)	(2,463)	18.9%	(4.8%)
Operating income (OI)	(237)	(137)	(42.4%)	(52.1%)
CapEx	966	2,469	n.m.	8.1%
OIBDA-CapEx	868	(143)	c.s.	(10.3%)
c.s.: change of sign.
n.m.: not meaningful.
(1) See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Germany, we have made the following adjustments in order to calculate 2019/2018 variations in organic terms:

•
Restructuring costs: we have excluded the impact of restructuring costs associated with simplification processes implemented in Germany. Restructuring costs totaled 22 million euros and 84 million euros in 2019 and 2018, respectively.

•	Spectrum acquisition: organic variations exclude the impact of spectrum acquisitions on CapEx, which in 2019 amounted to 1,425 million euros. During 2018, no spectrum acquisitions were made.

•
IFRS 16 impact: organic variations exclude the impact of the adoption of IFRS 16 in 2019. The adoption of IFRS 16 had a positive impact of 478 million euros on OIBDA and a negative impact of 13 million euros on operating income.

The table below shows 2019/2018 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA GERMANY 2019	%Reported YoY	%Organic YoY	Restructuring costs	Spectrum acquisition	IFRS 16 impact
Revenues	1.1%	1.1%	—	—	—
Other income	3.6%	3.6%	—		—
Supplies	(3.5%)	(1.8%)	—	—	(1.7)
Personnel expenses	(2.9%)	0.0%	(2.2)	—	(0.7)
Other expenses	(11.6%)	5.9%	(0.8)	—	(16.6)
OIBDA	26.8%	(1.1%)	1.9	—	26.1
Depreciation and amortization	18.9%	(4.8%)	—	—	23.7
Operating income (OI)	(42.4%)	(52.1%)	(14.4)	—	5.6
CapEx	n.m.	8.1%	—	n.m.	—
OIBDA-CapEx	c.s.	(10.3%)	3.9	c.s.	55.1
n.m.: not meaningful.
c.s.: change of sign

Results discussion
Total revenues were 7,399 million euros in 2019, with a year-on-year increase of 1.1% due mainly to the strong consumer demand for handsets and the good performance of the O2 Free portfolio.

•
Mobile service revenues totaled 5,301 million euros, growing 0.6% y-o-y supported by the good traction of the retail and partners (second brands and associates) businesses, and a higher ARPU in the O2 Free portfolio. Data revenues increased by 4.3% and accounted for 57.5% of mobile service revenues in 2019, increasing 2.0 p.p. year-on-year.

•	Fixed revenues totaled 741 million euros, down 3.4% year-on-year as a result of the continued trend of fixed business contraction and the planned dismantling of legacy infrastructure.
Mobile ARPU was 10.0 euros in 2019 (-0.2% y-o-y), while contract ARPU stood at 14.3 euros (-4.0% y-o-y), as a result of the higher share of second brands in the customer base. Data ARPU was 5.9 euros (+3.5% y-o-y).

TELEFÓNICA GERMANY	2018	2019	%YoY
ARPU (EUR)	10.0	10.0	(0.2%)
Prepay	5.8	6.0	3.2%
Contract (1)	14.9	14.3	(4.0%)
Data ARPU (EUR)	5.7	5.9	3.5%
% non-SMS over data revenues	84.9%	90.3%	5.4 p.p.
(1) Excludes M2M.

OIBDA totaled 2,326 million euros in 2019, up 26.8% y-o-y in reported terms. In organic terms, OIBDA decreased by 1.1% year-on-year.
Depreciation and amortization amounted to 2,463 million euros in 2019, increasing 18.9% year-on-year in reported terms, impacted by the adoption of IFRS 16 (+23.7 p.p.). In organic terms, the depreciation and amortization expense decreased by 4.8% year-on-year.
Operating loss totaled 137 million euros in 2019 (operating loss amounted to 237 million euros in 2018), as a consequence of higher revenues and lower costs due to the adoption of IFRS 16. In organic terms, operating loss improved year-on-year mainly due to the lower depreciation and amortization expense, despite lower contribution from synergies, higher upfront investments in the company's digital transformation program and continued market investment into the positioning of the O2 brand in comparison to 2018.

TELEFÓNICA BRAZIL
The table below shows the evolution of accesses in Telefónica Brazil over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2018	2019	%Reported YoY
Fixed telephony accesses (1)	13,004.6	10,817.0	(16.8%)
Internet and data accesses (2)	7,564.7	7,009.2	(7.3%)
Broadband	7,485.2	6,938.9	(7.3%)
FTTx/Cable	4,991.1	5,022.8	0.6%
Mobile accesses	73,151.3	74,573.1	1.9%
Prepay	32,754.4	31,408.0	(4.1%)
Contract	40,396.9	43,165.1	6.9%
M2M	8,203.3	10,089.8	23.0%
Pay TV	1,566.6	1,319.7	(15.8%)
Final Clients Accesses	95,287.2	93,718.9	(1.6%)
Wholesale Accesses	14.8	13.4	(9.9%)
Total Accesses	95,302.0	93,732.3	(1.6%)
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) Also referred to as fixed broadband accesses.

In 2019, Telefónica Brazil maintained its leadership in the higher value mobile segments (with a higher contract market share, source: ANATEL), which permitted the operator to capture consistent revenue growth in that segment. In the fixed business, there was continued focus on the growth of strategic technologies such as fiber, which allowed the operator to capture high-value customers in the IPTV business. This allowed Telefónica Brazil to offset in part the downturn in the traditional fixed business.
Telefónica Brazil had 93.7 million accesses as of December 31, 2019, down 1.6% compared to December 31, 2018. This decrease is a result mainly of the fall in the prepay customer base (affected by the slow macroeconomic recovery and migration to postpay) and fixed voice accesses (as a result of the migration to mobile, which was accelerated by the existence of unlimited voice offers), and the decrease in low value fixed broadband customers due to the discontinuation of Direct-to-Home (DTH) technology.
However, the high-value customer base improved, based on a higher customer base in postpay, Ultra Broadband and IPTV.
In the mobile business, the strategy remained focused on gaining and keeping high value customers, reaching a market share of 39.4% in the contract segment as of December 31, 2019 (Source: ANATEL). Telefónica Brazil maintained its market leadership in terms of total accesses with a market share of 32.9% as of December 31, 2019 (Source: ANATEL). Contract customers' growth (+6.9% y-o-y) more than offset the decrease in prepay customers (-4.1% y-o-y). Commercial offers focused on increasing data allowances with more data plans and value-added services, instead of voice and international roaming plans, as a result of price increases, following a more for more strategy.
The high value customer offer is focused on family plans complemented with OTT services (such as Netflix and VIVO music). In addition to the above, Telefónica Brazil has improved its interactions with customers through its virtual assistant AURA, which is available through the Meu VIVO application.
In the fixed business, the company maintained its strategic focus on fiber deployment, reaching 21.1 million premises passed with FTTx at December 31, 2019. The company is implementing alternative deployment models to accelerate fiber expansion which are less CapEx-intensive and has reduced the “time to market” period by entering into an agreement with American Tower which shares with Telefonica Brazil its network infrastructure. As part of these measures, Telefónica Brazil has launched a franchise model under the Terra brand. Telefónica Brazil reached 2.5 million FTTH connected homes by the end of 2019, up 30.8% year-on-year. Broadband service accesses, including ADSL, decreased to 6.9 million as of December 31, 2019, down 7.3% year-on-year. Fixed traditional accesses decreased by 16.8% year-on-year due to the fixed-mobile migration referred to above. Pay TV customers stood at 1.3 million as of December 31, 2019, decreasing 15.8% year-on-year due to a more selective commercial activity which targeted high value customers, whose activity resulted in the growth of IPTV accesses by 23.4% (representing 54.1% of total Pay-TV accesses).
The table below shows the evolution of Telefónica Brazil’s results over the past two years:

Millions of euros
TELEFÓNICA BRAZIL	2018	2019	% Reported YoY	% Organic YoY (1)

Revenues	10,126	10,035	(0.9%)	1.9%
Mobile Business	6,372	6,498	2.0%	4.8%
Mobile service revenues	5,924	5,886	(0.6%)	2.1%
Fixed Business	3,754	3,537	(5.8%)	(3.2%)
Other income	312	427	37.0%	36.0%
Supplies	(2,039)	(1,686)	(17.3%)	4.4%
Personnel expenses	(1,080)	(1,028)	(4.9%)	3.1%
Other expenses	(3,008)	(3,486)	15.9%	1.1%
OIBDA	4,311	4,262	(1.1%)	3.7%
Depreciation and amortization	(1,990)	(2,516)	26.4%	8.0%
Operating income (OI)	2,321	1,746	(24.8%)	(1.0%)
CapEx	1,910	2,005	4.9%	7.9%
OIBDA-CapEx	2,401	2,257	(6.0%)	(0.6%)
(1) See adjustments made to calculate organic variation below.
Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Brazil, we have made the following adjustments in order to calculate 2019/2018 variations in organic terms:

•
Foreign exchange rate effect: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year. In particular, we have used the average foreign exchange rate of 2018 for both years.

•
IFRS 16 impact: organic variations exclude the impact of the adoption of IFRS 16 in 2019. The adoption of IFRS 16 had a positive impact of 431 million euros and 4 million euros on OIBDA and on operating income, respectively.

•
Restructuring costs: we have excluded the impact of restructuring costs associated with the simplification processes implemented in Telefónica Brazil. In 2018, these restructuring costs totaled 46 million euros. There were no such restructuring costs during 2019.

•	Contingencies: the impact of the provisions relating to certain contingencies recorded in 2018 has been excluded in Telefónica Brazil (215 million euros).

•
Judicial decision related to the exclusion of ICMS from the tax basis of PIS/COFINS: organic variations exclude the positive impact in 2018 of the judicial decision of the Brazilian Supreme Court that the ICMS (an indirect tax) should not be included on the tax basis of the PIS/COFINS tax (which contributed 789 million euros on the OIBDA and on operating income).

•	Gains or losses on the sale of companies: the gain from the sale of Data Centers which totaled 15 million euros in 2019 has been excluded to calculate organic variations.

•	Spectrum acquisition: we have excluded the impact of spectrum acquisitions (2 million euros in 2018) on CapEx. During 2019 no spectrum acquisitions were made.

•	Changes in the consolidation perimeter: we have excluded in 2018 the impact of the adjustment related to the amortization of the Data Centers, which were sold in 2019.
The table below shows 2019/2018 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA BRAZIL 2019	% Reported YoY	% Organic YoY	Exchange rate effect	IFRS 16 impact	Restruc-turing costs	Contingen-cies	Gains/losses on sale of companies	Spectrum acquisition	Perimeter change	Judicial decision PIS/COFINS
Revenues	(0.9%)	1.9%	(2.7)	—	—	—	—	—	—	—
Other income	37.0%	36.0%	(3.8)	—	—	—	4.8	—	—	—
Supplies	(17.3%)	4.4%	(2.8)	(18.9)	—	—	—	—	—	—
Personnel expenses	(4.9%)	3.1%	(2.6)	—	(4.3)	(0.9)	—	—	—	—
Other expenses	15.9%	1.1%	(3.3)	(1.5)	—	(6.9)	—	—	—	26.2
OIBDA	(1.1%)	3.7%	(2.5)	10.0	1.1	5.0	(0.3)	—	—	(18.3)
Depreciation and amortization	26.4%	8.0%	(2.9)	21.4	—	—	—	—	(0.1)	—
Operating income (OI)	(24.8%)	(1.0%)	(2.1)	0.2	2.0	9.3	0.6	—	—	(34.0)
CapEx	4.9%	7.9%	(2.9)	—	—	—	—	(0.1)	—	—
OIBDA-CapEx	(6.0%)	(0.6%)	(2.1)	18.0	1.9	9.0	0.6	0.1	(0.1)	(32.9)
Results discussion
Revenues in 2019 amounted to 10,035 million euros, down by 0.9% in reported terms, mainly affected by the depreciation of the Brazilian real (-2.7 p.p.). In organic terms, revenues grew by 1.9%, principally due to the positive evolution of the mobile business revenues (+4.8% y-o-y), which was partially offset by the impact of the regulatory interconnection tariff reduction, which also adversely impacted fixed revenues, which decreased by 3.2% in organic terms.
•Revenues from the mobile business totaled 6,498 million euros in 2019, up by 2.0% in reported terms due mainly to the positive evolution of handset revenues (+36.9% y-o-y), which more than offset the impact of the depreciation of the Brazilian real (-2.8 p.p.). In organic terms, revenues from the mobile business increased by 4.8% due to the positive evolution of handset revenues (+40.7% y-o-y in organic terms) due to increased demand for these services and accessories associated with higher value customers, especially smartphones. Mobile service revenues decreased by 0.6% y-o-y in reported terms, as a result mainly of the depreciation of the Brazilian real (-2.8 p.p.). In organic terms, mobile service revenues increased by 2.1% year-on-year as a result of the increased proportion of contract customers and higher data usage and other connectivity services, which more than offset the lower inbound revenues, as a result of the lower interconnection tariffs, and the lower prepaid revenues due to the decrease in accesses.
•Fixed telephony revenues totaled 3,537 million euros in 2019, down by 5.8% in reported terms due in part to the depreciation of the Brazilian real (-2.6 p.p.). In organic terms, fixed telephony revenues decreased by 3.2% as a result mainly of the decrease in voice traffic due to the continued fixed-mobile migration and the impact of the regulation which decreased retail fixed-mobile and fixed-fixed tariffs. This decrease was partially offset by the increase in broadband and new services revenues, which were up by 9.4% year-on-year in organic terms supported by the increase in fiber revenues, with customers having a higher ARPU.
The mobile ARPU increased by 0.4% year-on-year in reported terms despite the depreciation of the Brazilian real. In organic terms, mobile ARPU increased by 2.2% year-on-year as a consequence of price adjustments and the higher data ARPU which more than offset the negative impact of the interconnection tariff reduction.

TELEFÓNICA BRAZIL	2018	2019	%YoY	%Local Currency YoY
ARPU (EUR)	6.4	6.4	0.4%	2.2%
Prepay	2.8	2.9	0.4%	3.2%
Contract (1)	11.9	11.6	(2.5%)	(1.0%)
Data ARPU (EUR)	4.9	5.1	4.6%	6.1%
% non-SMS over data revenues	94.2%	95.3%	1.1 p.p.	1.1 p.p.
(1) Excludes M2M.

OIBDA stood at 4,262 million euros in 2019, decreasing by 1.1% year-on-year in reported terms (+3.7% in organic terms).
Depreciation and amortization stood at 2,516 million euros in 2019, increasing 26.4% in reported terms due mainly to the adoption of IFRS 16 (+21.4 p.p.), partially offset by the depreciation of Brazilian real (-2.9 p.p.). In organic terms, the variation y-o-y is +8.0% due to higher investment in Telefónica Brazil.
Operating income stood at 1,746 million euros in 2019, decreasing 24.8% year-on-year in reported terms. The variation was mainly driven by the judicial decision related to the exclusion of ICMS from the tax basis of PIS/COFINS, which had a positive impact in 2018 but not in 2019 (-34.0 p.p.), and, to a lesser extent, the depreciation of the Brazilian real (-2.1 p.p.), offset in part by the impact of the adoption of IFRS 16 (+0.2 p.p.).
In organic terms, OI decreased by 1.0% year-on-year due to the increase in the depreciation and amortization expense and the higher personnel and supply costs, which more than offset the growth in postpaid, fiber and IPTV revenues, and the impact of savings resulting from digitalization and other cost control measures undertaken by Telefónica Brazil. In particular:

•
Supply costs totaled 1,686 million euros 2019, decreasing 17.3% in reported terms mainly due to IFRS 16 impact (-18.9 p.p.) and the depreciation of the Brazilian real (-2.8 p.p.). In organic terms, supply costs increased by 4.4% due to higher handset costs associated with higher handset revenues that offset the positive impact of the reduction in interconnection rates and lower consumption of TV contents.

•
Personnel expenses totaled 1,028 million euros in 2019, down by 4.9% in reported terms, mainly explained by restructuring costs (-4.3 p.p.), the depreciation of the Brazilian real (-2.6 p.p.) and contingencies (-0.9 p.p.). In organic terms, personnel expenses increased by 3.1% year-on-year, due to internalization of IT activities related to strategic investment and transformation projects.

TELEFÓNICA HISPAM NORTE
The table below shows the evolution of accesses in Telefónica Hispam Norte over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2018	2019	%Reported YoY	%Org YoY
Fixed telephony accesses (1)	3,169.8	2,538.6	(19.9%)	(11.6%)
Internet and data accesses (2)	1,337.1	1,292.4	(3.3%)	(2.9%)
Broadband	1,305.6	1,264.5	(3.1%)	(3.1%)
FTTx/Cable	303.7	329.2	8.4%	8.4%
Mobile accesses	68,041.1	59,572.5	(12.4%)	(0.6%)
Prepay	58,010.4	49,895.3	(14.0%)	(1.3%)
Contract	10,030.7	9,677.2	(3.5%)	3.5%
M2M	1,922.8	1,874.2	(2.5%)	0.5%
Pay TV	1,007.6	862.2	(14.4%)	(13.2%)
Final Clients Accesses	73,555.6	64,265.7	(12.6%)	(1.3%)
Total Accesses	73,556.1	64,266.2	(12.6%)	(1.3%)

Notes:
- Telefónica Móviles Guatemala accesses (2.8 million total accesses as of December 31, 2018) were excluded from January 1, 2019. Telefonía Celular de Nicaragua accesses (4.0 million total accesses as of December 31, 2018) were excluded from May 1, 2019. Telefónica Móviles Panamá accesses (1.6 million total accesses as of December 31, 2018) were excluded from September 1, 2019. The table includes accesses for Telefónica Costa Rica (2.2 million and 2.2 million total accesses as of December 31, 2018 and 2019, respectively) and Telefónica El Salvador (2.1 million and 2.1 million total accesses as of December 31, 2018 and 2019, respectively). The sales of Telefónica Costa Rica and Telefónica El Salvador are pending as of the date of this Annual Report. For additional information, see “-History and Development of the Company-Overview”.
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) Also referred to as fixed broadband accesses.

The table below shows 2019/2018 variations in accesses in reported and organic terms, as well as contribution to reported growth by each of Telefónica Móviles Panamá (which was sold on August 29, 2019), Telefonía Celular de Nicaragua (which was sold on May 16, 2019) and Telefónica Móviles Guatemala (which was sold on January 24, 2019), which impact has been excluded to calculate organic variations in accesses.

			Contribution to reported growth (percentage points)
	%Reported YoY	%Org YoY	T. Guatemala	T. Nicaragua	T. Panamá
Fixed telephony accesses	(19.9%)	(11.6%)	(6.8)	(1.9)	(0.7)
Internet and data accesses	(3.3%)	(2.9%)	(0.3)	(0.1)	(0.1)
Broadband	(3.1%)	(3.1%)	—	—	—
FTTx/Cable	8.4%	8.4%	—	—	—
Mobile accesses	(12.4%)	(0.6%)	(3.8)	(5.8)	(2.4)
Prepay	(14.0%)	(1.3%)	(4.1)	(6.3)	(2.5)
Contract	(3.5%)	3.5%	(1.8)	(3.1)	(1.8)
M2M	(2.5%)	0.5%	(0.5)	(0.8)	(1.7)
Pay TV	(14.4%)	(13.2%)	(0.5)	(0.9)	—
Final Clients Accesses	(12.6%)	(1.3%)	(3.8)	(5.5)	(2.2)
Total Accesses	(12.6%)	(1.3%)	(3.8)	(5.5)	(2.2)

Total accesses amounted to 64.3 million at December 31, 2019 (-12.6% year-on-year in reported terms; -1.3% in organic terms). As of the date of this Annual Report, the sale of Telefónica de Costa Rica TC, S.A. (2.2 million and 2.2 million total accesses as of December 31, 2018 and 2019, respectively) and Telefónica El Salvador (2.1 million and 2.1 million total accesses as of December 31, 2018 and 2019, respectively) is pending. See “-History and Development of the Company-Overview”.
Mobile accesses amounted to 59.6 million at December 31, 2019 and decreased by 12.4% year-on-year in reported terms, affected by the sales of Telefónica Móviles Guatemala, Telefonía Celular de Nicaragua and Telefónica Móviles Panamá (-3.8 p.p., -5.8 p.p. and -2.4 p.p., respectively). In organic terms, mobile accesses decreased by 0.6% mainly due to the smaller prepaid customer base.
•Contract accesses decreased by 3.5% year-on-year, affected by the sales of Telefónica Móviles Guatemala, Telefonía Celular de Nicaragua and Telefónica Móviles Panamá (-1.8 p.p., -3.1 p.p. and -1.8 p.p., respectively). In organic terms, contract accesses increased by 3.5% due to the increases in Costa Rica (+33.2%); Colombia (+6.3%) and Mexico (+4.0%) as a result mainly of their focus on attracting high-value customers.
•Prepay accesses decreased by 14.0% year-on-year affected by the sales of Telefónica Móviles Panamá, Telefonía Celular de Nicaragua and Telefónica Móviles Guatemala (-4.1 p.p., -6.3 p.p. and -2.5 p.p., respectively). In organic terms, prepay accesses decreased by 1.3% year-on-year, with a net loss of 654 thousand accesses in 2019 in organic terms, mainly as a result of the evolution in Mexico (-0.3 million accesses) due to the disconnection of inactive customers which was partially offset by the evolution in Colombia (+122 thousand accesses).
•The smartphone customer base decreased by 3.1% year-on-year at December 31, 2019 affected by the sales of Telefónica Móviles Panamá, Telefonía Celular de Nicaragua and Telefónica Móviles Guatemala. Excluding this impact, the smartphone customer base increased by 10.2% reaching 31.0 million accesses (-1.0 million compared to December 2018 in reported terms; +2.9 million in organic terms). Smartphone penetration amounted to 53.9% (+5.2

p.p. year-on-year in reported terms; +5.1 p.p. in organic terms), with increases in all countries in the segment: Colombia (+10.0% in organic terms), Mexico (+10.5% in organic terms), Venezuela (+9.1% in organic terms), Ecuador (+5.1% in organic terms) and Central America (+14.4% in organic terms). 4G handset accesses increased by 20.2%, reaching 23.4 million accesses as of December 31, 2019.
Fixed accesses stood at 2.5 million at December 31, 2019 (-19.9% year-on-year in reported terms; -11.6% in organic terms) with negative net adds of 631 thousand customers, due to the erosion of the traditional fixed business. The impact of the sales of Telefónica Móviles Panamá, Telefonía Celular de Nicaragua and Telefónica Móviles Guatemala on fixed accesses was limited, as they mainly provided mobile services.
Fixed broadband accesses amounted to 1.3 million at December 31, 2019 (-3.1% year-on-year). The penetration of fixed broadband accesses over fixed accesses stood at 49.8% (+8.6 p.p. y-o-y in reported terms; +4.4 p.p. in organic terms), as a result of the focus on UBB deployment in the region, reaching 1.7 million real estate units and 0.3 million connected accesses (+8.4% y-o-y). The penetration of UBB accesses over fixed broadband accesses stood at 26% (+2.8 p.p. year-on-year).
Pay TV accesses stood at 0.9 million as of December 31, 2019, decreasing 14.4% (-13.2% in organic terms) as a result mainly of decreases in accesses in Venezuela (-121 thousand accesses) and Colombia (-20 thousand accesses, negatively affected by the reduction in DTH technology accesses).
The table below shows the evolution of Telefónica Hispam Norte results over the past two years:

Millions of euros
TELEFÓNICA HISPAM NORTE	2018	2019	% Reported YoY	% Organic YoY (1)

Revenues	4,075	3,795	(6.9%)	(0.8%)
Mobile Business	3,343	3,085	(7.7%)	(1.2%)
Mobile service revenues	2,744	2,488	(9.3%)	(2.2%)
Fixed Business	732	706	(3.5%)	0.4%
Other income	229	436	90.4%	119.1%
Supplies	(1,349)	(1,229)	(8.9%)	10.4%
Personnel expenses	(352)	(405)	14.9%	2.0%
Other expenses	(1,810)	(1,767)	(2.4%)	9.2%
OIBDA	793	830	4.7%	(3.1%)
Depreciation and amortization	(967)	(981)	1.4%	(1.0%)
Operating income (OI)	(174)	(151)	(13.5%)	(17.9%)
CapEx	668	580	(13.3%)	11.6%
OIBDA-CapEx	125	251	100.5%	(15.5%)
(1) See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Hispam Norte, we have made the following adjustments in order to calculate 2019/2018 variations in organic terms:

•
Foreign exchange rate effects: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year (using the average foreign exchange rate of 2018 for both years), except for Venezuela (in respect of which 2018 and 2019 results were converted at the closing synthetic exchange rate for each year).

•	Restructuring costs: we have excluded the impact of restructuring costs in 2019 and 2018 on OIBDA and operating income, amounting to 39 million euros and 18 million euros, respectively.

•
Changes in the consolidation perimeter: we have excluded in 2018 the results of Telefónica Móviles Guatemala, Telefonía Celular de Nicaragua and Telefónica Móviles Panamá and the impact of the adjustment related to the amortization of the Data Centers, sold in 2019.

•
Spectrum acquisition: the impact of spectrum acquisitions on CapEx has been excluded in 2019 and 2018 amounting to 38 million euros (mainly in Mexico and El Salvador) and 135 million euros (mainly in Mexico), respectively.

•
IFRS 16 impact: organic variations exclude the impact of the adoption of IFRS 16 in 2019. The adoption of IFRS 16 had a positive impact of 94 million euros on OIBDA and a negative impact of 92 million euros on operating income.

•
Goodwill impairments: impairment losses on goodwill are excluded to calculate organic variations. In 2018, the impairment loss on the goodwill assigned to Telefónica Móviles México amounting to 350 million euros was excluded. No goodwill impairments were recorded in 2019 in this segment.

•	Gains or losses on the sale of companies: the gain from the sale of the Data Centers which totaled 17 million euros in 2019, has been excluded from calculations of organic variations.

•
Mexico transformation: organic variations exclude the impact of the transformation of the operating model of Telefónica México (which means that the wireless access infrastructure will be turned off, and corresponding licensed spectrum will be released), following the AT&T agreement in 2019, which have a negative impact on OIBDA and operating income amounting to 239 million euros and 275 million euros, respectively.

•
Amortization of Centroamérica: we exclude the impact of the classification of certain assets as held for sale in 2019 on the depreciation and amortization expense for such year (76 million euros on operating income).

•
Update of the inflation rates by the BCV: the reported growth of Telefónica Venezolana as a result of the translation to euros of its financial statements, following the publication by the Central Bank of Venezuela (BCV) at the end of May 2019 of the inflation rates for the period from January 2016 to December 2019 (61 million euros in revenues, 7 million euros in OIBDA and 65 million euros in operating income) has been excluded.

The table below shows 2019/2018 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA HISPAM NORTE 2019	% Reported YoY	% Organic YoY	Exchange rate effect	Restructuring costs	Perimeter changes	Spectrum acquisition	IFRS 16 impact	Goodwill impairments	Gains/losses on the sale of companies	T. Mexico transformation	CAM Amortization	BCV Index
Revenues	(6.9%)	(0.8%)	0.9	—	(8.6)	—	—	—	—	—	—	1.5
Other income	90.4%	119.1%	1.7	—	(5.6)	—	(64.9)	—	7.1	39.6	—	0.1
Supplies	(8.9%)	10.4%	1.4	—	(9.0)	—	(11.7)	—	—	—	—	0.9
Personnel expenses	14.9%	2.0%	1.8	6.1	(8.8)	—	—	—	—	11.9	—	2.2
Other expenses	(2.4%)	9.2%	2.4	—	(4.7)	—	(4.7)	(19.4)	—	15.2	—	1.9
OIBDA	4.7%	(3.1%)	(3.2)	(2.7)	(15.9)	—	11.9	44.2	2.1	(28.6)	—	0.9
Depreciation and amortization	1.4%	(1.0%)	0.5	—	(6.3)	—	19.3	—	—	2.3	(7.5)	(6.0)
Operating income (OI)	(13.5%)	(17.9%)	17.5	12.4	37.3	—	52.8	n.m.	(9.3)	n.m.	(41.7)	(37.4)
CapEx	(13.3%)	11.6%	(0.6)	—	(8.8)	(14.8)	—	—	—	—	—	2.7
OIBDA-CapEx	100.5%	(15.5%)	(17.4)	(17.3)	(53.9)	79.3	75.6	n.m.	13.0	n.m.	—	(8.4)
n.m.: not meaningful.

Results discussion

Revenues amounted to 3,795 million euros in 2019, decreasing 6.9% year-on-year in reported terms. This decrease was mainly driven by changes in the consolidation perimeter (-8.6 p.p.) and was partially offset by the impact from the BCV index adjustment (+1.5 p.p.), and changes in exchange rates (+0.9 p.p.). In organic terms, revenues decreased by 0.8% year-on-year due to the decrease in accesses and voice revenues, partially offset by the increase in handset sales, broadband revenues and new services and TV revenues.

•
Mobile service revenues amounted to 2,488 million euros in 2019, decreasing 9.3% year-on-year in reported terms. This decrease was mainly driven by the changes in the consolidation perimeter (-11.0 p.p.) and was partially offset by the impact from the BCV index adjustment (+ 2.0 p.p.), and changes in exchange rates (+1.6 p.p.). In organic terms, mobile service revenues decreased by 2.2%. Mobile service revenues performance by country was as follows:

•
In Colombia, mobile service revenues amounted to 730 million euros in 2019, decreasing by 3.9% year-on-year in reported terms, mainly affected by changes in exchange rates, which decreased growth by 5.1 percentage points. Excluding this impact, these revenues increased by 1.2% due to the positive evolution of postpay customers in the B2C segment and national roaming and mobile IT services, which offset the ARPU erosion in prepay customers and in the B2B segment.

•
In Mexico, mobile service revenues amounted to 918 million euros in 2019, increasing by 3.3% year-on-year in reported terms. This increase was mainly attributable to changes in exchange rates, which increased growth by 5.2 percentage points. Excluding this impact, these revenues decreased by 1.9%, principally due to the decrease in wholesale revenues from national roaming services, partially offset by an increase in mobile contract revenues.

•
Fixed business revenues amounted to 706 million euros in 2019, decreasing by 3.5% year-on-year in reported terms, due mainly to changes in exchange rates (-2.7 p.p.) and in the consolidation perimeter (-1.9 p.p.). This decrease was partially offset by the impact from the BCV index adjustment (+0.7 p.p.). In organic terms, these revenues increased by 0.4% year-on-year due to the growth in fixed broadband and new services and TV revenues, which more than offset the decline in accesses and voice and TV revenues in Colombia.

OIBDA amounted to 830 million euros in 2019, increasing 4.7% year-on-year in reported terms (-3.1% in organic terms).
Depreciation and amortization reached 981 million euros in 2019, up 1.4% year-on-year in reported terms (-1.0% in organic terms).
Operating loss reached 151 million euros in 2019 (operating loss amounted to 174 million euros in 2018). This evolution is mainly due to the results of the impairment of goodwill in Mexico in 2018. On the other hand, operating loss in 2019 was negatively affected by the transformation of the operational model in Telefónica Mexico after the agreement reached with AT&T. In organic terms, operating income decreased 17.9%, mainly affected by the spectrum fees payment in Mexico, higher handsets, network and IT expenses and lower revenues, despite of lower depreciation and amortization in the period. The higher expenses are explained by:

•
higher supply costs due to the higher interconnection costs in all regions (except in Telefónica Ecuador) and higher handsets costs driven mainly by customer loyalty initiatives implemented in Telefónica Colombia and Telefónica Mexico, which were partially offset by lower supply costs in Telefónica Ecuador;

•	higher personnel expenses in all countries in the region, except Telefónica Mexico; and

•	higher network expenses, principally in Telefónica Colombia, due to the expansion of the fixed and mobile networks, which more than offset the reduction in expenses in Telefónica Ecuador.
Below is additional information by country:

•
Colombia: Operating income amounted to 172 million euros in 2019, increasing 0.6% in reported terms.  due to the good performance of devices sales and gains resulting from the sale of towers, largely offset by the adoption of IFRS 16 which decreased growth by 47.1 percentage points and the exchange rate evolution which decreased growth by 7.8 percentage points.

•
Mexico: Operating loss amounted to 613 million euros in 2019 (operating loss amounted to 133 million euros in 2018), mainly impacted by the transformation of the operating model of Telefónica Mexico, higher spectrum fees and higher depreciation and amortization.

TELEFÓNICA HISPAM SUR
The table below shows the evolution of accesses in Telefónica Hispam Sur over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2018	2019	%Reported YoY
Fixed telephony accesses (1)	7,435.2	6,462.9	(13.1%)
Internet and data accesses (2)	4,669.7	4,428.5	(5.2%)
Broadband	4,549.5	4,303.4	(5.4%)
FTTx/Cable	2,490.8	2,920.4	17.2%
Mobile accesses	42,575.1	37,758.5	(11.3%)
Prepay	25,571.6	20,818.9	(18.6%)
Contract	17,003.5	16,939.7	(0.4%)
M2M	1,457.7	1,793.3	23.0%
Pay TV	2,209.9	2,181.4	(1.3%)
Final Clients Accesses	56,889.9	50,831.3	(10.6%)
Total Accesses	56,913.1	50,852.1	(10.6%)
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) Also referred to as fixed broadband accesses.

Total accesses amounted to 50.9 million at December 31, 2019 (-10.6% year-on-year).
Mobile accesses amounted to 37.8 million customers at December 31, 2019, down 11.3% year-on-year, mainly due to a smaller prepay customer base.

•
Contract accesses decreased by 0.4% year-on-year, mainly due to decreases in Telefónica Argentina (-2.3%), which were partially offset by Telefónica Chile (+2.8%), Telefónica Uruguay (+1.3%) and, to a lesser extent, Telefónica Peru (+0.1%). Contract accesses increased by 5.7% year-on-year excluding the regulation of the customer base (disconnection of inactive customers).

•
Prepay accesses decreased 18.6% year-on-year, with a net loss of 4.8 million accesses in 2019, which affected all countries in the segment: Telefónica Argentina (-1.9 million accesses), Telefónica Peru (-1.8 million accesses), Telefónica Chile (-1.0 million accesses) and, to a lesser extent, Telefónica Uruguay (-14.5 thousand accesses). This evolution was mainly due to the intense market competition, the continued prepay to contract migration trend and the Group's continued focus on attracting high-value customers.

•
The smartphone customer base decreased by 2.4% year-on-year to 20.9 million accesses at December 31, 2019, and was affected partially by the disconnection of inactive customers in the first months of 2019. Smartphone penetration amounted to 58.7% as of December 31, 2019 (+6.1 p.p. year-on-year) growing in all countries in the segment, especially in Argentina (+8.0 p.p. y-o-y). In addition, accesses with 4G handsets increased 2.9%, reaching 16.4 million accesses by December 31, 2019.

Fixed accesses stood at 6.5 million at December 31, 2019 (-13.1% year-on-year) with a net loss of 1.0 million customers, due to the continued erosion of the traditional fixed business.
Fixed broadband accesses decreased to 4.3 million at December 31, 2019 (-5.4% year-on-year), mainly due to decreases in Telefónica Argentina (-11.5% year-on-year) and Telefónica Chile (-7.9% year-on-year), which were partially offset by growth in Telefónica Peru (+0.8% year-on-year). The decrease was attributable in part to the Group's focus on fiber (high-value customers) in certain regions, which negatively affected the growth in the copper business. Focus on UBB deployment in the region continued and the penetration of FBB accesses over fixed accesses stood at 67% (+5.4 p.p. y-o-y), reaching 9.8 million real estate units and 2.9 million connected accesses (+17% year-on-year). The penetration of UBB accesses over fixed broadband accesses stood at 68% (+13 p.p. year-on-year).

Pay TV accesses decreased to 2.2 million (-1.3% year-on-year), with a net loss of 29 thousand accesses mainly due to lower DTH accesses, which was partially offset by growth in IPTV/Cable accesses.
The table below shows the evolution of Telefónica Hispam Sur results over the past two years:

Millions of euros
TELEFÓNICA HISPAM SUR	2018	2019	% Reported YoY	% Organic YoY (1)

Revenues	6,677	6,384	(4.4%)	15.3%
Mobile Business	3,965	3,674	(7.3%)	13.7%
Mobile service revenues	3,115	2,796	(10.2%)	11.4%
Fixed Business	2,712	2,707	(0.2%)	17.2%
Other income	148	225	51.9%	69.4%
Supplies	(2,051)	(1,804)	(12.0%)	11.2%
Personnel expenses	(943)	(1,057)	12.1%	24.7%
Other expenses	(2,112)	(2,350)	11.3%	21.0%
OIBDA	1,719	1,398	(18.7%)	12.6%
Depreciation and amortization	(1,167)	(1,279)	9.6%	2.0%
Operating income (OI)	552	119	(78.5%)	24.5%
CapEx	1,116	965	(13.6%)	0.2%
OIBDA-CapEx	603	433	(28.1%)	32.0%
(1) See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Hispam Sur, we have made the following adjustments in order to calculate 2019/2018 variations in organic terms:

•
Exchange rate effects and hyperinflation adjustments in Argentina: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year (using the average foreign exchange rates of 2018 for both years). In 2019 and 2018, we have also excluded the impact of hyperinflation adjustments in Argentina.

•	Restructuring costs: we have excluded the impact of restructuring costs in 2019 and 2018, amounting to 201 million euros and 50 million euros on OIBDA and operating income, respectively.

•	Gains or losses on the sale of companies: the gain from the sale of Data Centers which totaled 29 million euros in 2019, has been excluded to calculate organic variations.

•	Spectrum acquisition: the impact of spectrum acquisitions on CapEx has been excluded in 2019 (31 million euros in Argentina and Uruguay) and 2018 (21 million euros in Argentina).

•	Changes in the consolidation perimeter: the impact of the adjustment related to the amortization of the Data Centers, which were sold in 2019 has been excluded in 2018.

•
Goodwill impairments: impairment losses on goodwill have been excluded to calculate organic variations. In 2019, the impairment loss on the goodwill assigned to Telefónica Argentina amounting to 206 million euros was excluded. No goodwill impairments were recorded in 2018 in this segment.

•
IFRS 16 impact: the organic variation excludes the impact of the adoption of IFRS 16 in 2019. The adoption of IFRS 16 had a positive impact of 123 million euros on OIBDA and a negative impact of 34 million euros on operating income.

The table below shows 2019/2018 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA HISPAM SUR 2019	% Reported YoY	% Organic YoY	Exchange rate effect and hyperinflation	Restructuring costs	Gains/losses on the sale of companies	Spectrum acquisition	Perimeter changes	Goodwill impairments	IFRS 16 impact
Revenues	(4.4%)	15.3%	(20.4)	—	—	—	—	—	—
Other income	51.9%	69.4%	(15.5)	—	29.4	—	—	—	(34.1)
Supplies	(12.0%)	11.2%	(15.5)	—	—	—	—	—	(7.8)
Personnel expenses	12.1%	24.7%	(40.0)	27.1	—	—	—	—	—
Other expenses	11.3%	21.0%	(20.4)	—	0.5	—	0.1	9.8	(0.6)
OIBDA	(18.7%)	12.6%	(14.9)	(14.9)	1.9	—	(0.1)	(12.0)	7.2
Depreciation and amortization	9.6%	2.0%	(5.5)	—	—	—	(0.1)	—	13.5
Operating income (OI)	(78.5%)	24.5%	(34.7)	(46.3)	6.0	—	—	(37.3)	(6.1)
CapEx	(13.6%)	0.2%	(15.3)	—	—	1.5	—	—	—
OIBDA-CapEx	(28.1%)	32.0%	(14.2)	(42.4)	5.5	(2.8)	(0.2)	(34.2)	20.5
Results discussion
Revenues amounted to 6,384 million euros in 2019, decreasing 4.4% year-on-year in reported terms. This decrease was mainly driven by the foreign exchange rate effects and hyperinflation in Argentina, which decreased growth by 20.4 percentage points. In organic terms, revenues grew by 15.3% year-on-year, driven by the good performance of both mobile and fixed revenues, the overall adjustment in tariffs in Argentina, and the increase in handset sales, which more than offset interconnection tariff reductions and the difficult social situation in countries like Chile.

•
Mobile service revenues amounted to 2,796 million euros in 2019, decreasing 10.2% year-on-year in reported terms. This decrease was mainly driven by the foreign exchange rate effects and hyperinflation in Argentina, which decreased growth by 22.3 percentage points. Excluding these effects, mobile service revenues grew by 11.4%. Mobile service revenues performance by country was as follows:

•
In Argentina, mobile service revenues amounted to 1,122 million euros in 2019, decreasing by 11.7% year-on-year in reported terms. This decrease was mainly driven by the foreign exchange rate effects and hyperinflation, which decreased growth by 48.0 percentage points. Excluding these impacts, these revenues grew by 36.3% due to the adjustments in tariffs and higher handset sales.

•
In Chile, mobile service revenues amounted to 792 million euros in 2019 and decreased by 12.4% year-on-year in reported terms, due in part to the foreign exchange rate effects, which decreased growth by 3.3 percentage points. Excluding this impact, these revenues decreased by 9.1% impacted by intense competition in the market, the reduction of regulatory tariffs and the difficult social situation, partially offset by higher broadband and new services revenues.

•
In Peru, mobile service revenues amounted to 693 million euros in 2019, decreasing by 7.3% year-on-year in reported terms, despite the positive impact of changes in foreign exchange rates, which increased growth by 3.4 percentage points. Excluding this impact, these revenues decreased by 10.7% affected by intense competition in the market that put downward pressure on prices, and the reduction of regulatory tariffs, which adversely affected wholesales revenues.

•
Fixed business revenues amounted to 2,710 million euros in 2019, decreasing by 0.2% year-on-year in reported terms. Excluding the foreign exchange rate effects and hyperinflation in Argentina, which decreased growth by 18.1 percentage points, these revenues grew by 17.2% year-on-year, due to the growth in fixed broadband revenues in all regions, increases in accesses and voice revenues in Argentina due to tariff adjustments and a higher quality access base.

OIBDA reached 1,398 million euros in 2019, decreasing 18.7% year-on-year in reported terms (+12.6% in organic terms).
Depreciation and amortization amounted to 1,279 million euros in 2019, up 9.6% year-on-year in reported terms (+2.0% in organic terms).
Operating income amounted to 119 million euros in 2019, decreasing 78.5% year-on-year in reported terms, mainly due to the restructuring costs (-46.3 p.p.), the impairment of goodwill in Argentina (-37.3 p.p.) and the foreign exchange effect and hyperinflation in Argentina (-34.7 p.p.). In organic terms, operating income increased 24.5% year-on-year, due to the higher revenues, offset in part by higher handset, network and IT expenses (which were mitigated, in turn, by the implementation of certain cost control measures) and the higher depreciation and amortization expense. The increase in expenses was mainly attributable to the following factors:

•	higher supply costs due to higher handsets costs driven by customer loyalty initiatives, which were partially offset by the lower interconnection costs in all regions, except Argentina;

•	higher personnel expenses driven by inflation in Argentina and Uruguay, which were partially offset by the savings resulting from the restructuring plans carried out during 2019 in Chile and Peru; and

•	higher network expenses driven by inflation in Argentina and Uruguay, which were partially offset by efficiencies in Chile. Network expenses in Peru remained stable.
Below is additional information by country:

•
Argentina: Operating income amounted to 100 million euros in 2019, decreasing by 63.2% in reported terms, as a result mainly of the foreign exchange rate effects and hyperinflation (-63.8 p.p.), partially offset by the adoption of IFRS 16 (+1.1 p.p.). Year-on-year variation was negatively affected by the increase in the depreciation and amortization expense, partially offset by service and handset revenue growth.

•
Chile: Operating income amounted to 244 million euros in 2019, decreasing 0.3% in reported terms as a result mainly of the exchange rate evolution (-3.9 p.p.), partially offset by the adoption of IFRS 16 (+2.6 p.p.) and the decrease in depreciation and amortization expense.

•
Peru: Operating loss amounted to 71 million euros in 2019 (operating loss of 21 million euros in 2018), due to the IFRS 16 impact, partially offset by the exchange rate evolution. Operating loss was positively affected by the non-subsidy policy and the capture of efficiencies relating to digitalization and personnel and the reduction in depreciation and amortization expense during the period.

2018 Highlights
In 2018, the Company continued its transformation process with 50.5 million premises passed ready to use FTTx. Additionally, the LTE coverage reached 76.0% of the population as of December 31, 2018 (+3.6 percentage points year-on-year). The CapEx over revenues ratio reached 16.7%. The Company closed the year with a total of 356.2 million accesses (down 0.5% year-on-year), mainly as a result of the decrease in prepay and fixed voice. In line with our strategic focus to grow in high-value customers, post-pay customers grew by 6.8% year-on-year, reaching 123.8 million customers, while UBB customers reached 13.2 million customers at December 31, 2018, representing a 20.5% increase year-on-year.
In 2018, revenues totaled 48,693 million euros, down 6.4% compared to 2017 in reported terms (+2.4% in organic terms). OIBDA totaled 15,571 million euros in 2018, down 3.8% in reported terms as compared to 2017 (+3.5% in organic terms).
In 2018, operating income was 6,522 million euros, down by 4.0% as compared to 2017 in reported terms (+6.3% in organic terms) mainly due to the lower OI in Telefónica Hispam Norte and Telefónica Germany, with negative OI, which more than offset the positive evolution in Telefónica Spain, Telefónica Brazil, Telefónica United Kingdom and Telefónica Hispam Sur. Depreciation and amortization totaled 9,049 million euros in 2018, down by 3.7% as compared to 2017 in reported terms. See “—2018/2017 Consolidated results—Adjustments made to calculate organic variations” for an explanation on how organic variations are calculated.
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
The below table shows the evolution of accesses over 2017 and 2018 as of December 31 of such years:

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

The below table shows the year-on-year evolution of accesses by segment:

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
The table below shows the evolution of our estimated access market share for mobile and fixed broadband in 2017 and 2018.

Competitive Position Evolution
	Mobile Market Share (1)
Telefónica	2017	2018
Spain	29.3%	29.7%
United Kingdom	26.3%	26.3%
Germany	36.9%	36.7%
Brazil	31.7%	31.9%
Argentina	32.8%	31.4%
Chile	32.2%	29.7%
Peru	36.8%	34.6%
Colombia	24.4%	24.6%
Venezuela	39.1%	40.9%
Mexico	22.0%	21.6%
Central America	28.4%	26.7%
Ecuador	30.0%	29.8%
Uruguay	34.2%	35.9%
(1) Internal estimates in both years.

	FBB Market Share (1)
Telefónica	2017	2018
Spain	40.6%	40.4%
Brazil	26.5%	24.4%
Argentina	24.1%	22.0%
Chile	34.6%	32.9%
Peru	73.9%	71.6%
Colombia	15.3%	18.2%
(1) Internal estimates in both years.
2018/2017 Consolidated results
In this section, we discuss changes in the Group’s consolidated income statements for the years ended December 31, 2018 and 2017.

	Year ended December 31,				Variation
Consolidated Results	2017		2018		2018 vs 2017
Millions of euros	Total	% of revenues	Total	% of revenues	Total	%
Revenues	52,008	100.0%	48,693	100.0%	(3,315)	(6.4%)
Other income	1,489	2.9%	1,622	3.3%	133	8.9%
Supplies	(15,022)	(28.9%)	(14,013)	(28.8%)	1,009	(6.7%)
Personnel expenses	(6,862)	(13.2%)	(6,332)	(13.0%)	530	(7.7%)
Other expenses	(15,426)	(29.7%)	(14,399)	(29.6%)	1,027	(6.7%)
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	16,187	31.1%	15,571	32.0%	(616)	(3.8%)
OIBDA Margin	31.1%		32.0%			0.9 p.p.
Depreciation and amortization	(9,396)	(18.1%)	(9,049)	(18.6%)	347	(3.7%)
OPERATING INCOME (OI)	6,791	13.1%	6,522	13.4%	(269)	(4.0%)
Operating Margin	13.1%		13.4%			0.3 p.p.
Share of (loss) income of investments accounted for by the equity method	5	0.0%	4	0.0%	(1)	(10.4%)
Net financial expense	(2,199)	(4.2%)	(955)	(2.0%)	1,244	(56.6%)
PROFIT BEFORE TAX	4,597	8.8%	5,571	11.4%	974	21.2%
Corporate income tax	(1,219)	(2.3%)	(1,621)	(3.3%)	(402)	33.0%
PROFIT FOR THE YEAR	3,378	6.5%	3,950	8.1%	572	17.0%
Attributable to equity holders of the parent	3,132	6.0%	3,331	6.8%	199	6.4%
Attributable to non-controlling interests	246	0.5%	619	1.3%	373	n.m.
n.m.: not meaningful.
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
Foreign exchange effects and hyperinflation in Argentina decreased revenue growth by 8.8 percentage points, OIBDA growth by 10.3 percentage points and operating income growth by 17.3 percentage points in 2018 as compared with 2017.

•
Changes in the consolidation perimeter: we have excluded the impact of changes in our consolidation perimeter in 2018 and 2017. The main changes in our consolidation perimeter in such years related to the inclusion of the Colombian companies Telebucaramanga, Metrotel and Optecom in our consolidation perimeter since October 2017. No significant changes took place in the scope of consolidation of the Group in 2018.

To exclude the impact of the mentioned perimeter changes in the calculation of organic variations, the 2017 comparative figures include the results of Telebucaramanga, Metrotel and Optecom for the whole year.

•
Restructuring costs: we have excluded the impact in 2018 and 2017 of restructuring costs, mainly those related to the I Collective Agreement of Related Companies in Spain (Individual Suspension Plan), restructuring processes relating to Telefónica Germany, Telefónica Brazil, Telefónica Hispam Norte and Telefónica Hispam Sur, and the Group’s simplification program in global areas.

The distribution by segment of the restructuring costs, in terms of their impact on OIBDA and operating income, is as follows:

Millions of euros	2017	2018
Telefónica Spain	165	297
Telefónica Brazil	—	46
Telefónica Germany	82	84
Telefónica Hispam Norte	24	18
Telefónica Hispam Sur	79	50
Other companies	(10)	(34)
Total restructuring costs	340	461

•	Results of tower sales: the results attributable to the sale of towers in 2018 and 2017 have been excluded.
In 2018, the impact on OIBDA and operating income from the sale of towers totaled 51 million euros, which was related mainly to Telefónica Hispam Norte.
In 2017, the impact on OIBDA and operating income from the sale of towers totaled 7 million euros and the sales were also related mainly to Telefónica Hispam Norte.

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

•
Judicial decision related to the exclusion of ICMS from the tax basis of PIS/COFINS: the organic variations exclude the positive impact of the judicial decisions of the Brazilian Supreme Court recognizing the right to deduct the state tax on goods and services (ICMS) from the calculation of the basis of the Social Integration Program-PIS (Programa de Integração Social) and the Financing of Social Security-COFINS (Contribuição para Financiamento da Seguridade Social). Telefônica Brasil has presented the tax authorities a refund request for the payments of PIS/COFINS affected by the decisions, together with the corresponding default interest. The positive impact in 2018 (789 million euros in the OIBDA and operating income of Telefónica Brazil) has been excluded from the calculation of organic variations.

•
IFRS 15 "Revenue from Contracts with Customers" ("IFRS 15") impact: the organic variations exclude the impact of the adoption of IFRS 15 in 2018, which had a negative impact in revenues amounting to 35 million euros and a positive impact in OIBDA and operating income amounting to 76 million euros.

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

The table below shows 2018/2017 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the consolidated income statement and capital expenditures ("CapEx") and OIBDA-CapEx:

	YoY variation
TELEFÓNICA 2018	% Reported YoY	% Organic YoY
Revenues	(6.4%)	2.4%
Other income	8.9%	11.7%
Supplies	(6.7%)	4.7%
Personnel expenses	(7.7%)	0.7%
Other expenses	(6.7%)	0.7%
OIBDA	(3.8%)	3.5%
Depreciation and amortization	(3.7%)	1.3%
Operating income	(4.0%)	6.3%
CapEx	(6.6%)	(1.3%)
OIBDA-CapEx	(0.5%)	8.0%

The table below shows the contribution to reported growth of each item considered to calculate the organic variations, as explained above. For each line item, the contribution to reported growth, expressed in percentage points, is the result of dividing the amount of each impact (on a net basis when the impact affects both years) by the consolidated reported figure for the previous year.

	Contribution to reported growth (percentage points)
TELEFÓNICA 2018	Exchange rate effect and hyperinflation	Perimeter change	Restructuring costs	Towers sales	Spectrum acquisition	Gains/losses on sale of companies	Impairments	Judicial decision PIS/COFINS	IFRS 15 impact	Other adjustments
Revenues	(8.8)	0.1	—	—	—	—	—	—	(0.1)	(0.0)
Other income	(7.2)	0.2	—	3.2	—	1.4	—	—	(0.4)	—
Supplies	(5.8)	(0.0)	—	—	—	—	—	—	(5.6)	—
Personnel expenses	(10.3)	0.1	1.6	—	—	—	—	—	(0.0)	0.2
Other expenses	(9.3)	0.1	0.2	0.0	—	—	2.3	(6.1)	4.7	0.8
OIBDA	(10.3)	0.1	(0.9)	0.3	—	0.1	(2.2)	5.8	0.5	(0.9)
Depreciation and amortization	(5.1)	0.2	—	—	—	—	—	—	—	—
Operating income	(17.3)	(0.0)	(2.1)	0.7	—	0.3	(5.2)	13.9	1.1	(2.0)
CapEx	(9.8)	0.2	—	—	4.1	—	—	—	—	—
OIBDA-CapEx	(10.8)	(0.0)	(1.9)	0.6	(4.8)	0.2	(4.7)	12.6	1.0	(1.9)
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
The structure of revenues reflects Telefónica’s business diversification. The segment with the largest contribution to our revenues is Telefónica Spain, representing 26.1% (+1.8 percentage points compared to 2017), followed by Telefónica Brazil representing 20.8% (down 2.3 percentage points compared to 2017), Telefónica Germany representing 15.0% (+1.0 percentage points compared to 2017), Telefónica United Kingdom representing 13.9% (+1.4 percentage points compared to 2017), Telefónica Hispam Sur representing 13.7% (-2.1 percentage points compared to 2017) and Telefónica Hispam Norte representing 8.4% (stable year-on-year).
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

OIBDA was 15,571 million euros in 2018, down 3.8% in reported terms. In organic terms, OIBDA grew by 3.5%.
Depreciation and amortization amounted to 9,049 million euros in 2018, down 3.7% year-on-year in reported terms, mainly due to the impact of foreign exchange rates and hyperinflation in Argentina (-5.1 percentage points), partially offset by higher amortization in Telefónica Germany and Telefónica Brazil.
Operating income (OI) in 2018 totaled 6,522 million euros, down 4.0% in reported terms as compared to 2017 mainly due to the negative impact of foreign exchange rates and hyperinflation in Argentina (-17.3 percentage points), and the impairment in 2018 of the goodwill allocated to Telefónica Móviles México amounting to 350 million euros (-5.2 percentage points), offset in part by the positive impact of the judicial decision of the Brazilian Supreme Court that the ICMS should not be included on the tax basis of the PIS/COFINS (+13.9 percentage points). In organic terms, operating income rose 6.3% mainly due to the positive evolution of revenues and the continuous effort to contain cost.
The share of income (loss) of investments accounted for by the equity method for 2018 was a gain of 4 million euros (compared to a gain of 5 million euros in 2017).
Net financial expense amounted to 955 million euros in 2018, 1,244 million lower than the previous year, mainly due to the extraordinary effect of interests associated with favorable rulings in court in Brazil and, to a lesser extent, savings due to the reduction of the debt and its cost.
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
2018/2017 Segment results
TELEFÓNICA SPAIN
The below table shows the evolution of accesses in Telefónica Spain over 2017 and 2018 as of December 31 of such years:

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

In 2018, commercial activity continued to leverage on the differentiated assets of the Company, principally through the convergent offer (which means the offer of more than a single service for a single price) “Movistar Fusión+” and through the "Más por Más” strategy. The Company continued to modify the above mentioned offer and to adapt it to incremental customer demand, mainly through: i) an increase in data to all mobile lines offered in "Movistar Fusión"; and ii) the doubling of fiber speed, from 50 Mb to 100 Mb in low speed bundles, and from 300 Mb to 600 Mb in high speed bundles. In addition, in June 2018, a new operator of the Group was created in Spain, O2, to respond to a customer segment that demands only voice services, and which requires a simple offer with a premium service. The new operator targets this premium service segment with a simple offer which consists of two tariffs: mobile and fiber-mobile. Additionally, in late October 2018, Telefónica launched a new “Movistar Fusión” portfolio, which seeks, on one hand, to simplify and reduce the number of offers available to customers, which decreased from ten to six, and, on the other hand, to facilitate access to what is among the most requested content by our customers, namely, football (soccer). Finally, in December 2018, the Company added Netflix to its offer, and created new packages with more GBs and an additional mobile line.
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
The table below shows Telefónica Spain’s results over 2017 and 2018:

Millions of euros
TELEFÓNICA SPAIN	2017	2018	%Reported YoY	%Organic YoY (3)
Revenues	12,653	12,706	0.4%	0.4%
Consumer (1)	6,602	6,689	1.3%	1.3%
Fusion	4,470	4,795	7.3%	7.3%
Out of Fusion	2,132	1,894	(11.2%)	(11.2%)
Corporate	3,401	3,462	1.8%	1.8%
Communications	2,631	2,602	(1.1%)	(1.1%)
IT	770	860	11.6%	11.6%
Others (2)	2,271	2,169	(4.5%)	(4.6%)
Other income	410	389	(5.2%)	(5.2%)
Supplies	(3,481)	(3,663)	5.2%	5.2%
Personnel expenses	(2,212)	(2,248)	1.6%	(4.7%)
Other expenses	(2,418)	(2,421)	0.1%	0.6%
OIBDA	4,952	4,763	(3.8%)	(1.3%)
Depreciation and amortization	(1,688)	(1,650)	(2.3%)	(2.3%)
Operating income (OI)	3,264	3,113	(4.6%)	(0.8%)
CapEx	1,683	1,719	2.1%	(5.1%)
OIBDA-CapEx	3,269	3,044	(6.9%)	0.6%
(1) Consumer revenues also include freelance revenues.
(2) "Others" includes wholesale, subsidiaries and other revenues.
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
With respect to Telefónica Spain, we have made the following adjustments in order to calculate 2018/2017 variations in organic terms:

•
Restructuring costs: the impact of certain restructuring costs related to the Individual Suspension Plan amounting to 297 million euros and 165 million euros in 2018 and 2017, respectively, has been excluded.

•	Spectrum acquisition: we have excluded the impact of spectrum acquisitions on CapEx in 2018, which totaled 122 million euros. During 2017 no spectrum acquisitions were made.

•	Optimization of the distribution network: the impact of the provisions recorded totaling 13 million euros in 2017 was excluded.

•	IFRS 15 impact: the organic variations exclude the impact of the adoption of IFRS 15 in 2018.

•	Gains or losses on the sale of companies: the loss of 3 million euros incurred on the sale of Centro de Asistencia Telefónica, S.A. in 2018 has been excluded.

The table below shows 2018/2017 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA SPAIN 2018	%Reported YoY	%Organic YoY	Restructuring costs	Spectrum acquisition	Spain distribution network	IFRS 15 impact	Gains/losses on sale of companies
Revenues	0.4%	0.4%	—	—	—	(0.0)	—
Other income	(5.2%)	(5.2%)	—	—	—	—	—
Supplies	5.2%	5.2%	—	—	—	—	—
Personnel expenses	1.6%	(4.7%)	6.0	—	—	—	—
Other expenses	0.1%	0.6%	—	—	(0.5)	(0.1)	0.1
OIBDA	(3.8%)	(1.3%)	(2.7)	—	0.3	(0.0)	(0.1)
Depreciation and amortization	(2.3%)	(2.3%)	—	—	—	—	—
Operating income (OI)	(4.6%)	(0.8%)	(4.0)	—	0.4	0.0	(0.1)
CapEx	2.1%	(5.1%)	—	7.2	—	—	—
OIBDA-CapEx	(6.9%)	0.6%	(4.0)	(3.7)	0.4	(0.0)	(0.1)
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
OIBDA amounted to 4,763 million euros in 2018, down 3.8% year-on-year in reported terms. In organic terms, OIBDA decreased 1.3% year-on-year.
Depreciation and amortization amounted to 1,650 million euros in 2018, decreased 2.3% year-on-year in reported and organic terms.

Operating income decreased by 4.6% year-on-year in reported terms. In organic terms, it decreased by 0.8% year-on-year mainly due to lower wholesale revenues and higher supply costs, partially offset by the decrease in personnel expenses and the increase in consumer and corporate revenues. The increase in supplies (+5.2% year-on-year in both organic and reported terms) was mainly attributable to higher content costs and IT equipment purchases. Personnel expenses decreased by 4.7% year-on-year in organic terms driven by the savings generated by the Individual Suspension Plan (118 million euros).
TELEFÓNICA UNITED KINGDOM
The table below shows the evolution of accesses in Telefónica United Kingdom over 2017 and 2018 as of December 31 of such years:

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
(3) Includes the disconnection of 228 thousand inactive contract accesses in the first quarter of 2017.
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

The table below shows the evolution of Telefónica United Kingdom's results over 2017 and 2018:

Millions of euros
TELEFÓNICA UNITED KINGDOM	2017	2018	%Reported YoY	%Organic YoY (1)
Revenues	6,540	6,790	3.8%	5.4%
Mobile service revenues	5,050	4,837	(4.2%)	2.8%
Other income	135	158	16.7%	17.9%
Supplies	(3,125)	(2,359)	(24.5%)	3.5%
Personnel expenses	(442)	(445)	0.6%	1.7%
Other expenses	(1,469)	(2,279)	55.2%	4.8%
OIBDA	1,639	1,865	13.8%	11.8%
Depreciation and amortization	(1,047)	(943)	(9.9%)	(9.0%)
Operating income (OI)	592	922	55.7%	48.4%
CapEx	827	1,464	77.2%	7.1%
OIBDA-CapEx	812	400	(50.7%)	16.5%
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
With respect to Telefónica United Kingdom, we have made the following adjustments in order to calculate 2018/2017 variations in organic terms:

•
Foreign exchange rate effect: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year. In particular, we have used the average foreign exchange rate of 2017 for both years.

•	Restructuring costs: we have excluded the impact in 2018 and 2017 of restructuring costs, amounting to 48 thousand euros and 314 thousand euros, respectively.

•	IFRS 15 impact: the organic variations exclude the impact of the adoption of IFRS 15 in 2018.

•	Spectrum acquisition: we have excluded the impact of spectrum acquisitions on CapEx in 2018, which totaled 588 million euros. During 2017 no spectrum acquisitions were made.
The table below shows 2018/2017 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA UNITED KINGDOM 2018	% Reported YoY	% Organic YoY	Exchange rate effect	Restructuring costs	IFRS 15 impact	Spectrum acquisition

Revenues	3.8%	5.4%	(1.0)	—	(0.6)	—
Other income	16.7%	17.9%	(1.2)	—	—	—
Supplies	(24.5%)	3.5%	(1.0)	—	(27.0)	—
Personnel expenses	0.6%	1.7%	(1.0)	(0.1)	—	—
Other expenses	55.2%	4.8%	(1.0)	—	51.5	—
OIBDA	13.8%	11.8%	(1.1)	(0.0)	3.1	—
Depreciation and amortization	(9.9%)	(9.0%)	(0.9)	—	—	—
Operating income (OI)	55.7%	48.4%	(1.5)	0.0	8.6	—
CapEx	77.2%	7.1%	(1.1)	—	—	71.1
OIBDA-CapEx	(50.7%)	16.5%	(1.1)	0.0	6.3	(72.4)

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
(1) Excludes M2M.

OIBDA totaled 1,865 million euros in 2018, increasing by 13.8% year-on-year in reported terms. In organic terms, OIBDA increased by 11.8% year-on-year.
Depreciation and amortization totaled 943 million euros, decreasing 9.9% year-on-year in reported terms due mainly to the depreciation of the pound sterling (-0.9 p.p.). In organic terms, depreciation and amortization decreased by 9.0% year-on-year.
Operating income (OI) totaled 922 million euros, increasing 55.7% year-on-year in reported terms due in part to the adoption of IFRS15 (+8.6 p.p.), partially offset by the depreciation of the pound sterling (-1.5 p.p.). In organic terms, operating income increased by 48.4% year-on-year driven by higher mobile service revenues, savings in the cost base and the lower depreciation and amortization expense.
TELEFÓNICA GERMANY
The table below shows the evolution of accesses in Telefónica Germany over 2017 and 2018 as of December 31 of such years:

ACCESSES
Thousands of accesses	2017	2018	% Reported YoY
Fixed telephony accesses (1)	1,979.6	1,996.0	0.8%
Internet and data accesses (2)	2,281.5	2,274.7	(0.3%)
Broadband	2,072.2	2,079.8	0.4%
VDSL	1,151.6	1,441.3	25.2%
Mobile accesses	43,154.7	42,818.8	(0.8%)
Prepay	21,880.9	20,542.9	(6.1%)
Contract	21,273.8	22,275.9	4.7%
M2M	1,027.0	1,187.9	15.7%
Final Clients Accesses	47,415.8	47,089.5	(0.7%)
Wholesale Accesses	188.1	0.0	(100.0%)
Total Accesses	47,603.9	47,089.5	(1.1%)
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
The table below shows the evolution of Telefónica Germany’s results over 2017 and 2018:

Millions of euros
TELEFÓNICA GERMANY	2017	2018	%Reported YoY	%Organic YoY (1)
Revenues	7,296	7,320	0.3%	(0.1%)
Mobile Business	6,415	6,539	1.9%	1.5%
Mobile service revenues	5,287	5,267	(0.4%)	(0.8%)
Fixed Business	862	767	(11.0%)	(12.4%)
Other income	159	177	11.0%	11.0%
Supplies	(2,396)	(2,459)	2.7%	2.7%
Personnel expenses	(642)	(610)	(5.0%)	(1.1%)
Other expenses	(2,596)	(2,594)	(0.1%)	(1.0%)
OIBDA	1,821	1,834	0.7%	(1.0%)
Depreciation and amortization	(1,954)	(2,071)	6.0%	6.0%
Operating income (OI)	(133)	(237)	79.0%	n.m.
CapEx	951	966	1.6%	1.7%
OIBDA-CapEx	870	868	(0.3%)	(3.7%)
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

•	Spectrum acquisition: the organic variations exclude the impact of spectrum acquisitions on CapEx, which in 2017 amounted to 1 million euros. During 2018, no spectrum acquisitions were made.

•	IFRS 15 impact: the organic variations exclude the impact of the adoption of IFRS 15 in 2018.
The table below shows 2018/2017 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA GERMANY 2018	%Reported YoY	%Organic YoY	Restructuring costs	Spectrum acquisition	IFRS 15
Revenues	0.3%	(0.1%)	—	—	0.4
Other income	11.0%	11.0%	—	—	—
Supplies	2.7%	2.7%	—	—	—
Personnel expenses	(5.0%)	(1.1%)	(4.0)	—	—
Other expenses	(0.1%)	(1.0%)	1.1	—	(0.2)
OIBDA	0.7%	(1.0%)	(0.1)	—	1.9
Depreciation and amortization	6.0%	6.0%	—	—	—
Operating income (OI)	79.0%	n.m.	2.0	—	(26.6)
CapEx	1.6%	1.7%	—	(0.1)	—
OIBDA-CapEx	(0.3%)	(3.7%)	(0.3)	0.1	4.0
n.m.: not meaningful.

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
(1) Excludes M2M.

OIBDA totaled 1,834 million euros in 2018 (+0.7% year-on-year in reported terms). In organic terms, OIBDA decreased 1.0% year-on-year.
Depreciation and amortization amounted to 2,071 million euros in 2018, increasing 6.0% year-on-year in reported terms due to the shortened useful life of network equipment as a result of network integration measures.
Operating loss totaled 237 million euros in 2018 (operating loss of 133 million euros in 2017), affected by the impact of the adoption of IFRS 15 (-26.6 p.p.), partially offset by the restructuring impact (+2.0 p.p.). In organic terms, operating loss totaled 188 million euros mainly due to the lower integration synergies (as a consequence of the integration of activities after the acquisition of E-Plus in 2014) than those recorded in 2017, the adverse impact of changes in regulation (mainly European roaming regulation) and higher depreciation and amortization expenses.

TELEFÓNICA BRAZIL

The below table shows the evolution of accesses in Telefónica Brazil over 2017 and 2018 as of December 31 of such years:

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

In 2018, Telefónica Brazil maintained its leadership in the higher value mobile segment (highest postpay market share; source: ANATEL), which permitted the operator to capture consistent revenue growth in that segment. In the fixed business, there was continued focus on fiber, which allowed the operator to capture high-value clients in the Pay TV business. This allowed Telefónica Brazil to offset in part the downturn in the traditional fixed business.
Revenues decreased year-on-year due to the exchange rates effect. Excluding such impact, revenues were positively supported by the expansion of value offers mainly due to the acceleration of mobile data consumption and the good evolution of fiber and IPTV customers. Additionally, year-on-year evolution was positively affected by the adoption of cost control measures and gains resulting from the digitalization process undertaken by Telefónica Brazil, which allowed the Group to offset the negative impact of the complex political situation throughout the year, which resulted in adverse macroeconomic circumstances, and the deterioration of the traditional fixed business.
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
The table below shows the evolution of Telefónica Brazil’s results over 2017 and 2018:

Millions of euros
TELEFÓNICA BRAZIL	2017	2018	%Reported YoY	%Organic YoY (1)
Revenues	12,019	10,126	(15.8%)	0.3%
Mobile Business	7,360	6,372	(13.4%)	3.3%
Mobile service revenues	7,062	5,924	(16.1%)	1.1%
Fixed Business	4,659	3,754	(19.4%)	(4.5%)
Other income	358	312	(13.0%)	3.9%
Supplies	(2,268)	(2,039)	(10.1%)	7.0%
Personnel expenses	(1,196)	(1,080)	(9.7%)	1.8%
Other expenses	(4,722)	(3,008)	(36.3%)	(8.0%)
OIBDA	4,191	4,311	2.9%	5.6%
Depreciation and amortization	(2,228)	(1,990)	(10.6%)	6.7%
Operating income (OI)	1,963	2,321	18.2%	4.4%
CapEx	2,225	1,910	(14.1%)	2.4%
OIBDA-CapEx	1,966	2,401	22.1%	9.1%
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
With respect to Telefónica Brazil, we have made the following adjustments in order to calculate 2018/2017 variations in organic terms:

•
Foreign exchange rate effect: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year. In particular, we have used the average foreign exchange rate of 2017 for both years.

•
Changes in the consolidation perimeter: Terra Networks Brasil was included in the consolidation perimeter of Telefónica Brazil in July 2017. To exclude the impact of this perimeter change in the calculation of organic variations, the 2017 comparative figures include the results of Terra Networks Brasil for the whole year, with an impact on OIBDA and operating income of 14 million euros.

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

•
Judicial decision related to the exclusion of ICMS from the tax basis of PIS/COFINS: the organic variations exclude the positive impact in 2018 (789 million euros in the OIBDA and operating income of Telefónica Brazil) of the judicial decision of the Brazilian Supreme Court that the ICMS (an indirect tax) should not be included on the tax basis of the PIS/COFINS tax.

•	Spectrum acquisition: we have excluded the impact of spectrum acquisitions on CapEx (2 million euros in 2018). During 2017, no spectrum acquisitions were made.

•	IFRS 15 impact: the organic variations exclude the impact of the adoption of IFRS 15 in 2018.

The table below shows 2018/2017 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA BRAZIL 2018	%Reported YoY	%Organic YoY	Exchange rate effect	Perimeter change	Restruc-turing costs	Contingen-cies	Towers sales	Judicial decision PIS/COFINS	Spectrum acquisition	IFRS 15 impact
Revenues	(15.8%)	0.3%	(16.3)	0.3	—	—	—	—	—	0.0
Other income	(13.0%)	3.9%	16.9	0.0	—	—	0.0	—	—	—
Supplies	(10.1%)	7.0%	(17.4)	0.3	—	—	—	—	—	—
Personnel expenses	(9.7%)	1.8%	(17.6)	0.7	4.6	0.9	—	—	—	(0.2)
Other expenses	(36.3%)	(8.0%)	(12.4)	0.1	—	4.2	—	(19.9)	—	(0.3)
OIBDA	2.9%	5.6%	(19.9)	0.3	(1.3)	(4.9)	(0.0)	22.5	—	0.5
Depreciation and amortization	(10.6%)	6.7%	(17.3)	0.0	—	—	—	—	—	—
Operating income (OI)	18.2%	4.4%	(22.7)	0.7	(2.8)	(10.6)	0.0	48.0	—	1.0
CapEx	(14.1%)	2.4%	(16.7)	—	—	—	—	—	0.1	—
OIBDA-CapEx	22.1%	9.1%	(23.5)	0.7	(2.8)	(10.5)	(0.0)	47.9	(0.1)	1.0

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
(1) Excludes M2M.

OIBDA stood at 4,311 million euros in 2018, increasing 2.9% in reported terms (+5.6% in organic terms).
Depreciation and amortization amounted to 1,990 million euros in 2018, decreasing by 10.6% in reported terms, affected by the depreciation of Brazilian real (-17.3 p.p.). In organic terms, the variation was +6.7% year-on-year.
Operating income amounted to 2,321 million euros in 2018, increasing by 18.2% in reported terms. Operating income was significantly affected by the judicial decision of the Brazilian Supreme Court that the ICMS should not be included on the tax basis of the PIS/COFINS tax (+48.0 p.p.), which more than offset the impact of the depreciation of the Brazilian real (-22.7 p.p.), the provisions recorded in connection with certain regulatory contingencies (-10.6 p.p.) and the personnel restructuring plan (-2.8 p.p.). Operating income was also positively affected by the adoption of IFRS 15 impact (+1.0 p.p.) and the consolidation of Terra (+0.7 p.p.). In organic terms, the operating income increased by 4.4% due to postpay, fiber and IPTV revenues’ growth and cost reduction resulting from efficiencies and digitalization measures, which more than offset the increase in depreciation and amortization expense.
Personnel expenses totaled 1,080 million euros in 2018, down by 9.7% in reported terms as a result mainly of the depreciation of the Brazilian real. In organic terms, personnel expenses increased by 1.8% year-on-year, below inflation, due to the collective agreement signed in 2017. Supply costs totaled 2,039 million euros in 2018, decreasing 10.1% in reported terms mainly due to the depreciation of the Brazilian real. In organic terms, supply costs increased by 7.0% due to higher equipment and handset costs, which more than offset the positive impact of the reduction in interconnection rates and the lower expenses relating to content consumption and top ups.

TELEFÓNICA HISPAM NORTE
The below table shows the evolution of accesses in Telefónica Hispam Norte over 2017 and 2018 as of December 31 of such years:

ACCESSES
Thousands of accesses	2017	2018	%Reported YoY
Fixed telephony accesses (1)	3,554.7	3,169.8	(10.8%)
Internet and data accesses (2)	1,229.2	1,337.1	8.8%
Broadband	1,199.9	1,305.6	8.8%
FTTx/Cable	126.8	303.7	139.5%
Mobile accesses	66,788.6	68,041.1	1.9%
Prepay	57,190.7	58,010.4	1.4%
Contract	9,597.9	10,030.7	4.5%
M2M	1,686.7	1,922.8	14.0%
Pay TV	982.1	1,007.6	2.6%
Final Clients Accesses	72,554.6	73,555.6	1.4%
Total Accesses	72,565.4	73,556.1	1.4%
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) Also referred to as fixed broadband accesses.

The table above includes accesses for Guatemala (3.2 million and 2.8 million total accesses as of December 31, 2017 and 2018, respectively) and El Salvador (2.0 million and 2.1 million total accesses as of December 31, 2017 and 2018, respectively). On January 24, 2019, Telefónica reached an agreement for the sale of Telefónica Móviles Guatemala, S.A. and Telefónica Móviles El Salvador, S.A. de C.V. The closing of the Telefónica El Salvador sale is subject to applicable regulatory conditions while the sale of Telefónica Móviles Guatemala was completed on such date. The table also includes accesses for Costa Rica (2.2 million and 2.2 million total accesses as of December 31, 2017 and 2018, respectively), Panama (1.6 million and 1.6 million total accesses as of December 31, 2017 and 2018, respectively) and Nicaragua (4.4 million and 4.0 million total accesses as of December 31, 2017 and 2018, respectively). On February 20, 2019, Telefónica reached an agreement for the sale of Telefónica de Costa Rica TC, S.A., and for the sale by Telefónica's subsidiary Telefónica Centroamérica Inversiones, S.L. (60% of which is owned, directly or indirectly, by Telefónica and 40% of which is owned, directly or indirectly, by Corporación Multi Inversiones) of the entire share capital of Telefónica Móviles Panamá, S.A. and Telefonía Celular de Nicaragua, S.A. The sale of Telefonía Celular de Nicaragua, S. A. was completed on May 16, 2019 and the sale of Telefónica Móviles Panamá, S.A. was completed on August 29, 2019. The closing of the sale of Telefónica de Costa Rica TC, S.A. is still pending and will take place once the applicable regulatory conditions are satisfied. For additional information, see “—History and Development of the Company-Overview”.
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
Pay TV accesses stood at 1.0 million, increasing +2.6% year-on-year, as a result of positive net adds in Colombia (+18 thousand accesses) and Central America (+24 thousand accesses) which offset the net losses in Venezuela (-16.5 thousand accesses). “Movistar Play”, a TV service rendered through the Internet, was launched in Colombia, Central America and Ecuador and accounted for 455 thousand accesses as of December 31, 2018.
The table below shows the evolution of Telefónica Hispam Norte results over 2017 and 2018:

Millions of euros
TELEFÓNICA HISPAM NORTE	2017	2018	%Reported YoY	%Organic YoY (1)
Revenues	4,331	4,075	(5.9%)	(1.2%)
Mobile Business	3,595	3,343	(7.0%)	(1.5%)
Mobile service revenues	3,089	2,744	(11.2%)	(5.0%)
Fixed Business	736	732	(0.6%)	(0.2%)
Other income	114	229	100.4%	69.1%
Supplies	(1,385)	(1,349)	(2.6%)	3.2%
Personnel expenses	(375)	(352)	(6.1%)	(2.1%)
Other expenses	(1,422)	(1,810)	27.3%	7.1%
OIBDA	1,263	793	(37.2%)	(8.7%)
Depreciation and amortization	(992)	(967)	(2.5%)	1.0%
Operating income (OI)	271	(174)	c.s.	(42.9%)
CapEx	1,264	668	(47.1%)	(26.8%)
OIBDA-CapEx	—	125	n.m.	17.9%
c.s.: change of sign.
n.m.: not meaningful
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
With respect to Telefónica Hispam Norte, we have made the following adjustments in order to calculate 2018/2017 variations in organic terms:

•
Foreign exchange rate effects: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year (using the average foreign exchange rate of 2017 for both years), except for Venezuela (in respect of which 2017 and 2018 results were converted at the closing synthetic exchange rate for each period).

•	Restructuring costs: we have excluded the impact of restructuring costs in 2018 and 2017, amounting to 18 and 24 million euros impact in OIBDA and operating income, respectively.

•	Results of tower sales: the results attributable to the sale of towers have been excluded (51 million euros in 2018 and 7 million euros in 2017).

•	Spectrum acquisition: the impact of spectrum acquisitions on CapEx has been excluded in 2018 (135 million euros, mainly in Mexico) and 2017 (510 million euros, mainly in Colombia).

•	IFRS 15 impact: the organic variations exclude the impact of the adoption of IFRS 15 in 2018.

•
Goodwill impairments: impairment losses from goodwill in consolidation are excluded to calculate organic variations. In 2018, the impairment loss on the goodwill assigned to Telefónica Móviles Mexico amounting to 350 million euros was excluded. In 2017, no goodwill impairments were recorded.

•
Changes in the consolidation perimeter: we have excluded the impact of changes in our consolidation perimeter in 2018 and 2017. The main changes in our consolidation perimeter in such years related to the inclusion of the Colombian companies Telebucaramanga, Metrotel and Optecom in our consolidation perimeter since October 2017. No significant changes took place in the scope of consolidation of the Group in 2018.

To exclude the impact of the mentioned perimeter changes in the calculation of organic variations, the 2017 comparative figures include the results of Telebucaramanga, Metrotel and Optecom for the whole year.

•
Other adjustments: the positive result of Telefónica Venezuela's tariff increases in the last quarter of 2017 is excluded (6 million euros in revenues and 2 million euros in OIBDA and operating income in 2017).

The table below shows 2018/2017 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA HISPAM NORTE 2018	%Reported YoY	%Organic YoY	Exchange rate effect	Restruc-turing costs	Towers sales	Spectrum acquisition	IFRS 15 Impact	Impair-ments	Perimeter change	Other adjustments
Revenues	(5.9%)	(1.2%)	(5.4)	—	—	—	(0.1)	—	0.8	(0.1)
Other income	100.4%	69.1%	(11.0)	—	42.2	—	—	—	2.6	—
Supplies	(2.6%)	3.2%	(5.7)	—	—	—	0.3	—	(0.4)	—
Personnel expenses	(6.1%)	(2.1%)	(5.2)	(1.4)	—	—	—	—	2.4	—
Other expenses	27.3%	7.1%	(5.9)	—	0.1	—	0.1	24.4	1.4	—
OIBDA	(37.2%)	(8.7%)	(5.0)	0.4	3.7	—	(0.7)	(27.7)	1.2	(0.1)
Depreciation and amortization	(2.5%)	1.0%	(5.1)	—	—	—	—	—	1.5	—
Operating income (OI)	n.m.	(42.9%)	(4.6)	1.9	17.2	—	(3.2)	n.m.	(0.2)	(0.7)
CapEx	(47.1%)	(26.8%)	(3.1)	—	—	(28.9)	—	—	1.3	—
OIBDA-CapEx	n.m.	17.9%	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
n.m.: not meaningful

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

OIBDA reached 793 million euros in 2018, decreasing 37.2% year-on-year in reported terms (+8.7% in organic terms).
Depreciation and amortization amounted to 967 million euros, down 2.5% year-on-year in reported terms (+1.0% in organic terms).
Operating loss amounted to 174 million euros in 2018, compared to an operating income of 271 million euros in 2017, mainly as a result of the impairment of goodwill in Mexico, foreign exchange effects and the adoption of IFRS 15. In organic terms, operating income decreased by 42.9%, due to lower revenues, higher handsets, network and IT expenses, and a slight increase in the depreciation and amortization expense. The increase in expenses was mainly attributable to the following factors:

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
Below is additional information by country:

•
Colombia: Operating income amounted to 171 million euros in 2018, increasing 36.7% year-on-year in reported terms, despite the exchange rate evolution (which decreased growth by 6.6 percentage points). The increase in operating income was mainly attributable to the good performance of service revenues and the gains derived from the sale of buildings and towers, which more than offset the increase in the depreciation and amortization expense.

•
Mexico: Operating loss amounted to 133 million euros in 2018, compared to an operating income of 30 million euros in 2017, as a result mainly of changes in the exchange rate, the adoption of IFRS 15, the reduction of the interconnection tariff, the payment of higher spectrum fees in October 2018, the negative evolution of prepay revenues and the increase in depreciation and amortization expense.

TELEFÓNICA HISPAM SUR
The below table shows the evolution of accesses in Telefónica Hispam Sur over 2017 and 2018 as of December 31 of such years:

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
The table below shows the evolution of Telefónica Hispam Sur results over 2017 and 2018:

Millions of euros
TELEFÓNICA HISPAM SUR	2017	2018	%Reported YoY	%Organic YoY (1)
Revenues	8,218	6,677	(18.8%)	9.6%
Mobile Business	4,993	3,965	(20.6%)	9.8%
Mobile service revenues	4,319	3,115	(27.9%)	5.9%
Fixed Business	3,225	2,712	(15.9%)	9.3%
Other income	160	148	(7.5%)	21.7%
Supplies	(2,288)	(2,051)	(10.4%)	9.2%
Personnel expenses	(1,269)	(943)	(25.7%)	12.6%
Other expenses	(2,546)	(2,112)	(17.1%)	10.7%
OIBDA	2,275	1,719	(24.4%)	8.1%
Depreciation and amortization	(1,198)	(1,167)	(2.6%)	0.6%
Operating income (OI)	1,077	552	(48.7%)	15.9%
CapEx	1,414	1,116	(21.1%)	8.0%
OIBDA-CapEx	860	603	(29.9%)	8.3%
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
With respect to Telefónica Hispam Sur, we have made the following adjustments in order to calculate 2018/2017 variations in organic terms:

•
Foreign exchange rate effects and hyperinflation adjustments in Argentina: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year (using the average foreign exchange rates of 2017 for both years). In 2018, we have also excluded the impact of hyperinflation adjustments in Argentina.

•	Restructuring costs: we have excluded the impact of restructuring costs in 2018 and 2017, amounting to a 50 and 79 million euros impact in OIBDA and operating income, respectively.

•	Spectrum acquisition: the impact of spectrum acquisitions on CapEx has been excluded in 2018 (21 million euros in Argentina) and 2017 (27 million euros in Uruguay).

•	IFRS 15 impact: the organic variations exclude the impact of the adoption of IFRS 15 in 2018.
The table below shows 2018/2017 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA HISPAM SUR 2018	%Reported YoY	%Organic YoY	Exchange rate effect and hyperinflation	Restructuring costs	Spectrum acquisition	IFRS 15 impact
Revenues	(18.8%)	9.6%	(28.0)	—	—	(0.4)
Other income	(7.5%)	21.7%	(25.4)	—	—	(3.8)
Supplies	(10.4%)	9.2%	(19.5)	—	—	(0.0)
Personnel expenses	(25.7%)	12.6%	(36.0)	(1.5)	—	—
Other expenses	(17.1%)	10.7%	(27.3)	—	—	(0.5)
OIBDA	(24.4%)	8.1%	(32.6)	0.9	—	(1.1)
Depreciation and amortization	(2.6%)	0.6%	(3.2)	—	—	—
Operating income (OI)	(48.7%)	15.9%	(65.3)	1.8	—	(2.3)
CapEx	(21.1%)	8.0%	(29.8)	—	0.8	—
OIBDA-CapEx	(29.9%)	8.3%	(37.2)	2.2	(1.3)	(2.9)
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
OIBDA reached 1,719 million euros in 2018, decreasing 24.4% year-on-year in reported terms (+8.1% in organic terms).
Depreciation and amortization amounted to 1,167 million euros in 2019, down 2.6% year-on-year in reported terms (+0.6% in organic terms).
Operating income amounted to 552 million euros in 2018, decreasing 48.7% year-on-year in reported terms, mainly as a result of the foreign exchange effect and hyperinflation in Argentina, which reduced growth by 65.3 percentage points, and the adoption of IFRS 15, which reduced growth by 2.3 percentage points. In organic terms, operating income increased by 15.9%, due to the increase in revenues which more than offset the increase in handset, network and IT expenses and the increase in the depreciation and amortization expense. The increase in expenses was mainly attributable to the following factors:

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

Below is additional information by country:

•
Argentina: Operating income amounted to 273 million euros in 2018, decreasing by 57.2% in reported terms. The exchange rate effect and hyperinflation (-107.9 percentage points) and, to a much lesser extent, the adoption of IFRS 15 (-0.4 percentage points), contributed to this decrease. Excluding these effects, operating income grew year-on-year, thanks to the positive performance of revenues, which offset the effect of higher expenses as a result of inflation and the increase in the depreciation and amortization expense. Customer service expenses also increased as a result of changes in IT systems aimed at providing a better service and unifying the brand name. Personnel expenses increased as a result of inflation.

•
Chile: Operating income amounted to 245 million euros in 2018, increasing 4.7% year-on-year in reported terms due mainly to the decrease in the depreciation and amortization expense and the efficiency efforts carried out throughout the year, which resulted in the decrease in costs that more than offset the decrease in revenues.

•
Peru: Operating loss amounted to 21 million euros in 2018 (compared to an operating income of 143 million euros in 2017), as a result mainly of exchange rate effect, the adoption of IFRS 15, the decrease in revenues and the higher commercial expenses incurred with the objective of turning around the commercial trend of 2017, which more than offset the decrease in the depreciation and amortization expense. The increased commercial activity in 2018 resulted in an increase in the customer base.

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

•
Fixed wireless: Telefónica provides fixed voice telephony services through mobile networks in Brazil, Venezuela, Argentina, Peru, Mexico, Ecuador and El Salvador. Until January 24, and May 16, 2019, Telefónica also provided these services in Guatemala and Nicaragua, respectively. In addition, the completion of the sale of our operations in El Salvador is currently pending. For additional information, see "-History and Development of the Company-Overview".

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

•
Wholesale services for telecommunication operators: the wholesale services for telecommunication operators principally include domestic interconnection services; international wholesale services; leased lines for other operators; and local loop leasing under the unbundled local loop regulation framework. It also includes bit stream services, wholesale line rental accesses and leased ducts for other operators' fiber deployment and other agreements to provide wholesale access to our fixed infrastructure.

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

•
Smart Services: end-to-end solutions that include "device + connectivity + application".  These B2B solutions are mainly aimed at i) the mobility management of vehicles, assets and/or people, ii) the support of the retail and industrial sectors and iii) the efficient management of energy consumption in buildings.

•	Consumer IoT: products focused on the B2C segment, including end-to-end services around the person (e.g. connected cars, trackers).

•
Financial services and other payment services: These services allow customers to make money transfers, payments and mobile recharges, among other transactions, through prepay accounts or bank accounts. Additionally, Telefónica offers other digital services such as Movistar Money, a consumer credit service, device financing and payment cards.

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

•
Cloud computing services: Telefónica offers private, public and hybrid cloud services that allow enterprises of all sizes to manage their IT infrastructure more effectively, supporting companies at every stage of the IT life cycle. Our approach is based on an end-to-end management, from the devices to the data source, including data center services and cloud-based applications, through best-in-class technology services and engineering expertise. All of this is further reinforced by Telefónica’s most secure corporate communications services. We have a broad infrastructure service value proposition, which includes our Virtual Data Center service based on VMware, which facilitates the migration to the cloud from existing applications, the Huawei Cloud service, which enables the development of cloud native applications with low latency and hyperscalers (AWS, Azure and GCP). Telefónica continues to strengthen its cloud offering by extending its partners ecosystem to provide multi-cloud brokering services. Regarding cloud-based applications, our solutions allow businesses to improve their digital presence, to create marketing campaigns, to enhance the relationships with their customers and to increase the efficiency and productivity of their employees (including Office 365, Cloud Drive and Unified Comms.), all within one invoice and with an integrated support to ease technology adoption.

•
Advertising: A portfolio of marketing channels that third-party brands can use to acquire and engage with customers. Traditional channels such as SMS/MMS messaging may be used alongside with new channels like programmatic display and sponsored connectivity. All of which leverage on our customer data in order to send messages to the correct target as well as to generate post-campaign brand analysis.

•
Big Data: Includes products and services designed to enable companies and governments to make AI-powered data-driven decisions. Our Big Data offer comprises of three main categories: (i) "business insights", which provides information for decision-making based on analysis from advanced analytical products developed on top of data generated in our network and systems; (ii) "consulting and analytics", which includes specialist professional services focused on data strategy, data science, data architecture and data engineering; and (iii) "tools and infrastructure", which provides advanced technology for data management, data storage and data exploitation.

•
Digital Telco Experience: Includes "Novum app", the global solution that aims to provide an end to end digital experience to the Group's customers. Its main features include account management, e-Care, Explore (monetization), Cloudphone and Aura interaction.

•
Aura: Aura is Telefónica's cognitive intelligence-based customer relationship model designed to build trust and enable new forms of engagement and interactivity with the Group's customers in real time through a simple voice interface.

•
Movistar Home ("MH"): Telefónica launched Movistar Home in Spain on October 18, 2018, a new device designed around the functionality of Aura and targeted at our Movistar and Pay TV customers. Movistar Home is designed to strengthen Telefónica’s position by enabling highly-converged services and experiences that differentiate us from our competitors. Movistar Home aims to provide our customers an enhanced TV experience on IPTV, increased landline functionality (which enables videoconferences), our smart home package and games in addition to third-party services.

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

Competition
The telecommunications industry is competitive, and consumers generally have a choice of mobile and fixed line operators from which to select services. We are a global telecommunications services provider and face significant competition in most of the markets in which we operate. In Europe, our largest competitor is Vodafone and in Latin America, our largest competitor is América Móvil. Newer competitors, including handset manufacturers, MVNOs, Internet companies and software providers, are also entering the market and offering integrated communications services.
We compete in our markets on the basis of the price; the quality and range of features of our services; the added value we offer with our service; additional services associated with those main services; the reliability of our network infrastructure and its technological attributes; and the desirability of our offerings, including bundled offerings of one type of service with another and, in the case of the mobile industry, in some markets offers that include subsidized handsets and handsets sold on installment plans.
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
On January 23, 2011, we entered into an agreement to enhance the strategic alliance with China Unicom, under which we each agreed to strengthen and deepen our strategic alliance in certain business areas, and committed to investing the equivalent of 500 million U.S. dollars in ordinary shares of the other party. Such investments took place along 2011. In recognition of China Unicom's stake in our share capital, we committed to propose, in accordance with the prevailing legislation and our bylaws, the appointment of a member of our Board of Directors nominated by China Unicom.
China Unicom completed the acquisition of Telefónica shares on January 28, 2011, giving it ownership of 1.37% of the Company’s capital.
The Telefónica Group purchased China Unicom shares during 2011 to the amount of 358 million euros. At December 31, 2011, the Telefónica Group held a 9.57% stake in the company.
On June 10, 2012, Telefónica's wholly-owned subsidiary Telefónica Internacional, S.A.U. and a subsidiary of China United Network Communications Group Company Limited entered into an agreement for the acquisition by the latter of 1,073,777,121 shares of China Unicom owned by Telefónica, equivalent to 4.56% of its share capital.
Subsequently, Telefónica has continued to sell down its stake in China Unicom.
As of December 31, 2019, we held a 0.59% stake in the share capital of China Unicom and China Unicom held a 1.24% stake in our share capital.
Telefónica maintains its commitment to the strategic partnership with China Unicom, which includes cooperation in digital areas, of which Smart Steps Digital Technology Co. Ltd., the big data joint venture between both companies, is part. Smart Steps Digital Technology Co. Ltd. is a big data service provider in urban planning in China. In April 2019, JD Digits made a strategic investment in the joint venture, through the investment of 100 million yuan (around 13.2 million euros) in a share capital increase of the joint venture. Following such transaction, JD Digits holds a 16.7% stake of the joint venture and China Unicom and Telefónica hold a 45.8% and a 37.5% stake respectively.
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

This volume of data implies an important advancement opportunity for society, but also a significant responsibility for companies that, like Telefónica, manage considerable amounts of personal, anonymous or aggregate information. In addition to threats to the integrity and privacy of data, Telefónica may face network interruptions which could affect the quality of, or cause interruption to, the provision of its services. See “Item 3. Key Information—Risk Factors—Risks related to the business activities—The Telefónica Group is subject to relevant regulation on data privacy”, “—Operating Risks—Information technology is key to the Group's business and it could be subject to cybersecurity risks" and “—Operating Risks—Unanticipated network interruptions can lead to quality loss or the interruption of the service”.
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

•
Business continuity: Our business continuity groups maintain and update standardized continuity plans, and we continue using tools to improve disaster recovery in order to provide a global vision of the risks we face and the management thereof.

•
Crisis management: During 2019, various crisis management procedures were reviewed, reinforced and tested through internal and external simulations in the areas of physical security and digital security, with the active participation of all areas of the Group and the direct involvement of the different management levels.

•
Security in the supply chain: The integral security of products and services is necessarily supported by the strengthening of security controls in the complete cycle of the supply chain, specifically in the security of Telefónica Group suppliers. For this purpose, during 2019 we have reviewed and homogenized security controls to be applied at all different stages of the procurement process of products, equipment and services, working in an integrated manner among the areas of security, financial control, procurement, technology and operations to ensure that suppliers and partners comply with the security controls required by Telefónica’s own regulations, any other regulatory requirements and best practices in the industry.

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
During 2019, all the security incidents that occurred, none of which were considered to be material by the Group, were managed pursuant to our existing protocols for responding to incidents, and with the appropriate communication to regulatory bodies in cases where personal data was involved.
Lessons learned from incidents constitute a fundamental part of a feedback process designed to facilitate security improvement projects, with regards to processes, capabilities and technological platforms.
The awareness of employees, collaborators and suppliers in the security area is of great relevance for the Telefónica Group. During 2019 existing and new employees took a global digital security course. Also, the scope and number of participants of the Telefónica Group’s phishing simulation campaigns and security awareness survey were extended. In addition, specific training programs continued to be imparted to special focus groups and managers (such as in software development areas, infrastructure production and operation units, and in security areas themselves).
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
Our subsidiaries were party to the following roaming agreements with Iranian telecommunication companies in 2019:

(1)
Telefónica Móviles España S.A. (“TME”), our Spanish directly wholly-owned subsidiary, has respective roaming agreements with (i) Mobile Telecommunication Company of Iran (“MTCI”), (ii) MTN Irancell (“Irancell”), (iii) Taliya (“Taliya”), and (iv) Telecommunication Kish Co (“TKC”). During 2019 TME recorded the following revenues related to these roaming agreements: (i) 67,273.13 euros from MTCI, (ii) 323.77 euros from Irancell, (iii) no revenues from Taliya, and (iv) no revenues from TKC.

Until December 31, 2019, TME also held a roaming hub through its 55% directly-owned subsidiary, Link2One, a.e.i.e. (“L2O”). Under the related agreement, L2O provided a roaming hub service to Irancell enabling the latter to maintain a relationship with other members of the hub. Some entities of the Telefónica Group were members of the hub. During 2019, L2O recorded revenues of 9,000.00 euros from Irancell. L2O terminated its agreement with Irancell on June 30, 2019. The roaming arrangement between TME and Irancell under the L2O framework was terminated on April 30, 2019.

(2)
Telefónica Germany GmbH & Co. OHG (“TG”), our German 69.22% indirectly-owned subsidiary, has respective roaming agreements with (i) MTCI and (ii) Irancell. During 2019 TG recorded the following revenues related to these roaming agreements; (i) no revenues from MTCI and (ii) 7,441.13 euros from Irancell.

(3)
Telefónica UK Ltd (“TUK”), our English directly wholly-owned subsidiary, has a roaming agreement with Taliya. During 2019 TUK recorded no revenues from Taliya. Until April 30, 2019, TUK also had a roaming arrangement with Irancell under the L2O framework, which was terminated on such date. TUK recorded 314.54 euros in roaming revenues under such roaming arrangement.

(4)
Telefónica Argentina, S.A. and Telefónica Móviles Argentina, S.A. (together “TA”), our Argentinean directly and indirectly wholly-owned subsidiaries, had a roaming arrangement with Irancell under the L2O framework that was terminated on April 30, 2019. During 2019 TA recorded 0.89 euros in roaming revenues under such roaming arrangement.

(5)
Telefônica Brasil S.A. (“TB”), our Brazilian 73.68% indirectly-owned subsidiary, has a roaming agreement with Irancell. During 2019, TB recorded 0.68 dollars in roaming revenues and had 169.11 dollars (before taxes and 184.32 dollars after taxes) of expenses payable to Irancell under this agreement.

(6)	Pegaso PCS S.A. de C.V. (“PCS”), our Mexican directly wholly-owned subsidiary, has a roaming agreement with Irancell. During 2019 PCS recorded 9.33 euros in roaming revenues under this agreement.

(7)
Telefónica del Perú, S.A.A. (“TdP”), our Peruvian 98.57% indirectly-owned subsidiary, had a roaming arrangement with Irancell under the L2O framework that was terminated on April 30, 2019. During 2019 TdP recorded no revenues under such roaming arrangement.

(8)
Colombia Telecomunicaciones, S.A. ESP ("ColTel"), our Colombian 67.50% directly and indirectly-owned subsidiary, had a roaming arrangement with Irancell under the L2O framework that was terminated on April 30, 2019. During 2019, ColTel recorded no revenues under such roaming arrangement.

(9)
Telefonía Celular de Nicaragua S.A. (“TN”), in respect of which we indirectly held a 60% stake until May 16, 2019 (the date on which we completed the sale of such stake), had a roaming arrangement with Irancell under the L2O framework that was terminated on April 30, 2019. During 2019, TN recorded no revenues under such roaming arrangement.

(10)
Telefonica Móviles del Uruguay S.A. (“TMU”), our Uruguayan directly wholly-owned subsidiary, had a roaming arrangement with Irancell under the L2O framework that was terminated on April 30, 2019. During 2019 TMU recorded 0.24 euros in roaming revenues under such roaming arrangement.

(11)
Telefónica Móviles Chile S.A. (“TCH”), our Chilean directly wholly-owned subsidiary, had a roaming arrangement with Irancell under the L2O framework that was terminated on April 30, 2019. During 2019 TCH recorded 4.94 euros in roaming revenues under such roaming arrangement.

The net profit recorded by our subsidiaries pursuant to these agreements and arrangements did not exceed the related revenues recorded thereunder.
The purpose of all of these agreements is to provide our customers with coverage in areas where we do not own networks. For this purpose, we intend to continue maintaining those agreements which are still outstanding.
The Group does not currently have any forthcoming plans to enter into new roaming arrangements with Iranian telecommunication companies. However, the Group may consider entering into such arrangements in the future.

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
Mobile Networks
We operate mobile networks in Spain, the United Kingdom, Germany, Brazil, Argentina, Venezuela, Chile, Peru, Colombia, Mexico, El Salvador, Costa Rica, Ecuador and Uruguay. Telefónica also provided these services in Guatemala (until January 24, 2019,) Nicaragua (until May 16, 2019) and Panama (until August 29, 2019). In addition, the completion of the sale of our operations in El Salvador and Costa Rica is currently pending. For additional information, see "-History and Development of the Company-Overview”. In addition, Telefónica has entered into an agreement with AT&T to access AT&T’s last mile wireless capacity in Mexico. Through this agreement, Telefónica gains access to capacity on AT&T’s 3G and 4G access network and any future access network technologies nationwide, while maintaining its transport network and all of its platforms in such country. The migration of the traffic to the AT&T access network will be implemented gradually, while maintaining all mobile services to Telefónica‘s residential customers, business owners and wholesalers. For additional information on the Wholesale Agreement, see “Item 10. Additional Information-Material Contracts-Wholesale Access Services Agreement with AT&T Mexico”.
We use a number of mobile technologies in the countries in which we operate, namely: GSM, UMTS, LTE and 5G. 5G is currently solely being used in Spain and the United Kingdom, countries where it is in a preliminary phase of implementation. We continue the work of upgrading our mobile networks in line with market trends, the demand of new services from customers and the evolution of technologies. The main steps we are currently taking include:

•	evolution of broadband in mobile access using the latest LTE standards (LTE-A, MIMO and carrier aggregation) to improve network capacity and user experience;

•	deployment of new services such as mobile television (OTT) and distribution services for next generation music, video and games;

•
deployment of 5G networks following different approaches in order to give our customers the best experience for this new access technology. Together with the main vendors and sharing experience with other operators, we are exploring the opportunities that the new 5G standards can offer by providing higher capacity at a lower relative cost by user/traffic unit; and

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
On November 27, 2019, the Board of Directors of Telefónica approved an action plan that will be implemented around five strategic decisions: (i) focus investment and growth in the most important markets of the Company: Spain, Brazil, the UK and Germany; (ii) the creation of Telefónica Tech; (iii) the creation of Telefónica Infra; (iv) an operational spin-off of Hispanoamérica in a single unit; and (v) the redefinition of the Company’s corporate center. The structure of Telefónica's Executive Committee has been modified to reflect these changes. Such changes will also result in a change to the financial information that needs to be presented to Telefónica's management and will result in a change of the reporting segments which, as of the date of this Annual Report, is still pending.
During 2019 the Group continued reporting financial information, both internally and externally, based on the organizational structure approved by the Board of Directors on January 31, 2018. Thus, the reportable segments for the 2019 consolidated financial statements are: Telefónica Spain, Telefónica United Kingdom, Telefónica Germany, Telefónica Brazil, Telefónica Hispam Norte (formed by the Group's operators in Colombia, Mexico, Venezuela, Ecuador and Central America) and Telefónica Hispam Sur (formed by the Group’s operators in Argentina, Chile, Peru and Uruguay).
As indicated above and in Note 2 to the Consolidated Financial Statements, the sale of the Group's operating companies in Guatemala, Nicaragua and Panama was completed in 2019, and the closing of the sale of the Group's operating companies in El Salvador and Costa Rica is pending approval of the relevant regulatory authorizations.
The segments referred to above include the information related to the fixed, wireless, cable, data, Internet and television businesses and other digital services provided in each country. Inter-segment transactions are carried out on an arm's length basis.
Information relating to other Group companies not specifically included in these segments is reported under "Other companies" (see Appendix I to the Consolidated Financial Statements), which includes Telxius, Telefónica, S.A. and other holding companies, as well as companies whose main purpose is to provide cross-sectional services to Group companies, and other operations not included in the segments.

Significant Factors Affecting the Comparability of Our Results of Operations in the Periods under Review
The following factors affect the comparability of our results of operations in the periods under review:
Foreign Exchange Effects and Hyperinflation Adjustments in Argentina
Foreign exchange rates had a negative impact on our reported 2019 results, mainly due to the depreciation of various Latin American currencies (in particular the Argentine peso and the Brazilian real) against the euro. Foreign exchange effects and hyperinflation in Argentina decreased revenue growth by 3.1 percentage points and OIBDA growth by 2.2 percentage points in 2019 as compared with 2018.
Foreign exchange rates had a negative impact on our reported 2018 results, mainly due to the depreciation of various Latin American currencies (in particular the Brazilian real and the Argentine peso) against the euro. Foreign exchange effects and hyperinflation in Argentina decreased revenue growth by 8.8 percentage points and OIBDA growth by 10.3 percentage points in 2018 as compared with 2017.
See also “-Exchange Rate Fluctuations”.
II Collective Agreement of Related Companies
On September 27, 2019, Telefónica España signed the II Collective Agreement of Related Companies, which was wholly backed by the largest trade unions. The main features of the agreement are as follows:

•
the evolution of the former Collective Agreement of Related Companies with a view to providing a framework which provides employment stability, greater flexibility and continued progress on work-life balance and diversity, including, among other proposals, an "Individual Suspension Plan" (the "Plan") which would be entirely voluntary for 2019 (with the same conditions as the previous one). The cost of the Plan was estimated to be approximately 1,600 million euros before taxes, and the run rate of savings in direct expenses was estimated to be approximately 220 million euros from 2021. According to such estimates, the impact on cash generation would be positive from the first year, although the extent of the impact would depend on the final conditions of the Plan and the degree of adherence to the Plan; and

•
a training, reskilling and upskilling plan which seeks to improve staff capabilities and take advantage of its potential, focusing on new business needs (digitalization, robotization and processes automation), and generating new efficiencies.

The expense relating to the forecast payments to meet the commitments resulting from the Plan (based on the estimated present value of the payment flows under such Plan), together with the updates made to the provisions recorded in connection with the previous Individual Suspension Plan (which impact is described in greater detail below) and the provisions recorded in connection with the aforementioned training plan, resulted in expenses amounting to an aggregate of 1,732 million euros before taxes, which were recorded under "Personnel expenses" in the accompanying consolidated income statement for the year ended December 31, 2019.
IFRS 16
On January 1, 2019, IFRS 16 became effective. Its implementation has had a material impact on the consolidated results of the Group. For additional information on such impact, see Note 2 to the Consolidated Financial Statements. The adoption of IFRS 16 had no impact on revenue growth, while it increased OIBDA growth by 9.7 percentage points. For additional information on such impact, see Note 2 to the Consolidated Financial Statements.
Changes in the consolidation perimeter
The main changes in our consolidation perimeter in 2019 related to the sale (and, therefore, exclusion from our consolidation perimeter) of Antares, Telefónica Móviles Guatemala, Telefonía Celular de Nicaragua, Telefónica Móviles Panamá and ten data centers at different times in 2019. For information on the related impact of such sales, see Note 2 to the Consolidated Financial Statements.
No significant changes took place in the scope of consolidation of the Group in 2018.
The main changes in our consolidation perimeter in 2017 related to the inclusion of the Colombian companies Telebucaramanga, Metrotel and Optecom in our consolidation perimeter since October 2017.

Spectrum acquisition
Spectrum acquisitions have a significant impact on our results. In 2019, these acquisitions totaled 1,501 million euros, with 1,425 million euros corresponding to Telefónica Germany, 38 million euros corresponding to Telefónica Hispam Norte, 7 million euros corresponding to Telefónica Spain and 31 million euros corresponding to Telefónica Hispam Sur.
In 2018, these acquisitions totaled 868 million euros, with 588 million euros corresponding to Telefónica United Kingdom, 135 million euros corresponding to Telefónica México, 122 million euros corresponding to Telefónica Spain, 21 million euros corresponding to Telefónica Hispam Sur and 2 million euros corresponding to Telefónica Brazil.
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
Judicial decision on PIS/COFINS
In 2018, two final decisions in favor of Telefónica Brazil were passed, which recognized the right to deduct the state tax on goods and services (ICMS) from the calculation basis of the Social Integration Program-PIS (Programa de Integração Social) and the Financing of Social Security-COFINS (Contribuição para Financiamento da Seguridade Social).
Once the values were determined, Telefónica Brazil presented a refund request to the tax authorities for the payments of PIS/COFINS affected by these decisions, together with the corresponding default interest.
In 2018, the impact on the consolidated income statement amounted to 789 million euros, reducing the “Taxes” item under “Other expenses” and 665 million euros under “Finance income”. It also resulted in the recording of "Credits and other financial assets" amounting to 6,240 million Brazilian reals (around 1,454 million euros at the average exchange rate of 2018) in 2018.
Wholesale Agreement with AT&T Mexico
On November 21, 2019, Telefónica Mexico and AT&T Mexico entered into a Wholesale Access Services Agreement, under which AT&T Mexico will provide wholesale wireless access to Telefónica Mexico on 3G, 4G and any other future technology available on Mexico. The Wholesale Agreement establishes a gradual migration of Telefónica Mexico’s traffic to AT&T Mexico's access network over the first three years of the agreement. As such migration is carried out, Telefónica México’s wireless access infrastructure will be turned off and, consequently, Telefónica México will no longer use the licensed spectrum which it has used in the past to operate its network.
The main impacts of the transformation of the operating model of Telefónica México in the consolidated financial statements for the year ended December 31, 2019 were as follows:

•
we recorded a provision amounting to 167 million euros due to the early cancellation of contracts (such as contracts relating to energy supply and access to fiber optic networks, among others), and additional restructuring expenses amounting to 44 million euros;

•
we recorded a net loss amounting to 27 million euros, due to the partial return of spectrum licenses (-123 million euros corresponding to fully paid licenses and +95 million euros corresponding to licenses with deferred payments (associated debt) that were released);

•
there was an accelerated depreciation of property, plant and equipment and amortization of rights of use, due to the reduction of the useful lives of certain assets, with an impact of 36 million euros in the 2019 consolidated income statement; and

•	we reduced payables for spectrum acquisition amounting to 508 million euros due to the cancelation of the debt associated with the licenses that were returned.
Additionally, Telefónica México reversed deferred tax assets with a counterparty in Corporate income tax, amounting to 454 million euros, due to the new estimations about the time horizon in which the Group expects to recover the assets.

For additional information on the Wholesale Agreement, see “Item 10. Additional Information-Material Contracts-Wholesale Access Services Agreement with AT&T Mexico”.
Please see “Comparative information and main changes in the consolidation scope” in Note 2 to our Consolidated Financial Statements for further information on additional significant factors affecting the comparability of our results of operations in the periods under review, including the adoption of IFRS 15 and IFRS 9 in 2018.

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
We consider an accounting estimate to be critical if:

•	it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate; and

•	changes in the estimate or different estimates that we could have selected may have had a material impact on our financial condition, results of operations or cash flows.
The various policies that are important to the portrayal of our financial condition, results of operations and cash flows include:

•	accounting for long-lived assets, including goodwill;

•	deferred taxes;

•	provisions;

•	revenue recognition;

•	leases; and

•	exchange rate and inflation rate used to remeasure Venezuelan bolivar denominated items; presentation of equity effects of hyperinflation.
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
Non-scheduled write-downs of goodwill are made when an impairment in the carrying amount of goodwill occurs. We review, on a regular basis, the performance of our cash-generating units. We compare the carrying amount of the cash-generating unit to which the goodwill has been allocated with its recoverable amount. The determination of the recoverable amount of the cash-generating unit involves extensive use of estimates and significant management judgment is involved. Methods commonly used by us for valuations include discounted cash flow methods. As of December 31, 2019 goodwill related to Telefónica’s operations in Peru had the highest risk of impairment in the event of changes in the assumptions used. See Note 7 to the Consolidated Financial Statements.
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
Significant management criteria was involved in the recording of provision relating to tax and regulatory contingencies in Brazil. See Notes 24, 25 and 29 to the Consolidated Financial Statements.

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
Leases
Accounting for a lessee’s rights and obligations under a lease contract requires the use of estimates for determining the lease term in those contracts that include options to extend the lease or early termination options.
Determining the lease term involves making estimates over the time horizon of the Group's strategic planning process with respect to relevant factors such as expected technological progress, possible regulatory developments, market and competition trends or changes in the business model, among others. The assumptions regarding these variables involve a significant degree of judgment to the extent that the timing and nature of future changes are difficult to anticipate.
Due to the uncertainties inherent to these estimates, changes in the assumptions made in respect of uncertain matters when determining the lease term of a lease contract may have an impact on the amounts of the right of use assets and lease liabilities recognized on the basis of the estimates made by the Group.
Exchange rate and inflation rates used to translate the financial statements of our Venezuelan subsidiaries; presentation of equity effects of hyperinflation
We review, on a regular basis, the economic conditions in Venezuela and the specific circumstances of our Venezuelan operations. In light of the worsening of the economic and political crisis in Venezuela and in the absence of official rates that are representative of conditions in such country at December 31, 2019, the Group maintains its policy to estimate an exchange rate that considers the progression of inflation in Venezuela and attempts to reflect the economic and financial position of the Group’s Venezuelan operations within its consolidated financial statements in a more accurate way.
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
For a discussion of the contribution of Telefónica Venezuela to certain items of the consolidated income statement, cash flows statement and statement of financial position of the Telefónica Group for 2019, please see Note 2 to our Consolidated Financial Statements.
In addition to this, in 2018 the Group revisited its presentation policy for the equity effects of hyperinflation. To present more relevant and reliable information, the Group now includes in a single line item within equity all effects derived from hyperinflation, i.e.: (i) the restatement for inflation of the financial statements of the Group companies operating in hyperinflationary economies, and (ii) the effects of translating their respective financial statements into euros using the exchange rate at the end of the period. These effects are shown in "Retained earnings" rather than presenting them under "Translation differences" within "Other comprehensive income". Had the Group selected a different approach to measure the equity effects of hyperinflation, the amount of hyperinflation effects on "Retained earnings" and "Other comprehensive income" would be different.
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
In January 2020, the International Monetary Fund (IMF) reported that global activity growth had decelerated to 2.9% in 2019 from 3.6% in 2018, below average growth of 3.5% in 2012-16. Growth in the euro zone has lost steam, decelerating from 2.2 on average in 2017-18 to 1.2% in 2019, remaining below its average pace since 2014. Deceleration is mainly explained by external and internal demand. However, according to the European Commission’s autumn 2019 forecast, internal demand is expected to be the main pillar of growth in the near future mainly because the majority of risks that may affect growth have a global component, like the considerable uncertainties resulting from Brexit, trade tensions in certain regions or growth deceleration in China.
In Latin America, following its rebound in 2017 (with growth of 1.3% year-on-year, compared to an average growth of 0.3% in 2014-16), the economic growth plumped in 2019 to levels around 0%. Nonetheless, the IMF expects the recovery to carry on to rates close to 2% in the coming years, although GDP growth rates are expected to be significantly lower than those achieved before the global financial crisis (the average growth rate in 2004-08 was 5.1%). A recovery in commodity prices, especially oil and copper, would provide some relief to the external accounts balances and contribute to activity growth in the region as well as higher dynamism in global GDP growth rates. However, a faster monetary normalization in the United States, accompanied by doubts about growth and imbalances in China, could have an impact on inward external flows, making financing conditions in Latin American countries more stringent, which would affect household private consumption negatively.
Operating environment by country
Spain
Spanish GDP increased by 2.0% in 2019 (Funcas consensus forecast), continuing its process of gradual deceleration. This figure is clearly lower than its average growth rate of 2.8% in 2016-18, but still significantly higher than in 2013-15 (1.3%). Domestic demand remained as the main driver of economic growth although its contribution (1.5 percentage points) was significantly lower than in 2018 and 2017 (2.6 and 3.0 percentage points, respectively). This performance was attributable to the deceleration of both household consumption, which grew 1.1% in 2019 compared to 1.9% in the previous year, and investment growth which went from 5.3% in 2018 to 2.6% in 2019 (Funcas consensus forecast).
The unemployment rate continued its downward trend in 2019, albeit at a slower pace, after the 26.1% peak reached in 2013. The unemployment rate was 14.1% on average in 2019 (Funcas consensus forecast), down by almost 0.4 percentage points from 2018. Additionally, the inflation rate was on average 0.7% in 2019, down from 1.2% in 2016-2018, but well above its 2013-2015 average of 0.2%.
For the seventh year in a row, the current account showed a surplus in 2019 representing 1.4% of GDP (Funcas Consensus Forecast), below its 2014-2018 average of 2.3% of GDP.

United Kingdom
In 2019, the British economy, measured in terms of GDP, grew 1.3% (HM Treasury consensus forecast) compared with an average growth rate of 1.6% in 2017-18 and 2.3% in 2014-16. Household consumption was the main source of economic growth, increasing by 1.2% (HM Treasury consensus forecast) in 2019, at a slower pace than in 2018 (1.6%). On the other hand, fixed capital investment growth stagnated at 0.1% in 2019 (HM Treasury consensus forecast), continuing the weakness shown in 2018 (-0.2%). Political and economic uncertainty surrounding the Brexit process should have weighed on consumption and investment decisions of households and firms, respectively.
Inflation (CPI) slightly decelerated to 1.8% in 2019 from 2.5% in 2018, as compared to an average of 1.0% in 2015-2017. Inflation pressures are easing on the back of currency appreciation to levels around 0.88 £ per euro in 2019 on average. The unemployment rate decreased in 2019 by 0.2 percentage points to 3.9% (HM Treasury consensus forecast), which corresponds to a new historical low.
Germany
In 2019, the German economy grew by 0.6%, markedly decelerating from its average pace of 2.0% between 2015 and 2018. Growth was mainly supported by both household consumption (1.6%) and government spending (2.5%), while investment grew 2.5% despite a mild deceleration. Nonetheless, inventories are estimated to have subtracted 0.9 percentage points from domestic demand.
On the other hand, German exports expanded (0.9%) in 2019, although at a lower rate than in 2016-18 (3.1%), due to global trade tensions and uncertainties related to the automotive industry, resulting in a negative contribution to GDP of external demand of 0.4 percentage points in 2019.
Inflation remained subdued reaching 1.4% in 2019 (on average), the weakest figure in the last three years, after posting 1.8% in 2018. The International Labor Office (ILO) unemployment rate was estimated by the Bundesbank to have reached a new historical low of 3.1% in 2019 from the peak of 7.6% in 2009.
Brazil
Brazilian GDP increased approximately 1.2% in 2019 according to Consensus Economic Forecasts (“CFe” - Focus Research, from Brazilian Central Bank), slightly below the 2018 growth rate of 1.3%. Investment increased by 3.0% (CFe - Bloomberg) in 2019, continuing the recovery path initiated in 2018, when it grew 3.9%. Household consumption grew by 1.8% in 2019 (CFe - Bloomberg), after a 2.1% increase in 2018.
Inflation, as measured by the IPCA, was 4.3% at the end of 2019 (slightly above the target of 4.25% but within the central bank’s tolerance range of 2.75%-5.75%), compared to 3.7% in 2018 and 2.9% in 2017. Due to the low level of inflation, the basic interest rate, the Special Clearance and Escrow System rate (Selic rate), was lowered from 6.5% at the end of 2018 to 4.5% at the end of 2019.
The current account deficit reached 50.7 billion U.S. dollars in 2019, compared to 41.5 billion U.S. dollars in 2018 and 15.0 billion U.S. dollars in 2017. In 2019, this deficit was financed by capital inflows, such as foreign direct investments, which reached 78.5 billion U.S. dollars, while portfolio investments resulted in an outflow of 10.5 billion U.S. dollars. Cash international reserves at the end of 2019 were 356.9 billion U.S. dollars, a decrease of 17.8 billion U.S. dollars compared to December 31, 2018, as a result of the Central Bank’s interventions to curb volatility in the exchange rate.
The country-risk improved. The improvement is the result of economic activity recovery, public expenditures control and efforts in finding extra revenues, which contributed to more favorable prospects for the fiscal accounts. The J.P. Morgan Emerging Markets Bond Index Plus (EMBI + Brazil) reached 214 basis points by the end of 2019, down from 276 basis points at the end of 2018 and 240 basis points at the end of 2017. Despite the positive balance in the domestic environment in 2019, the external environment evolved less favorably for emerging economies amid the risks of slowing global economic activity and the constant trade tension between the United States and China. Due to these factors, the Brazilian Real depreciated against the U.S. dollar in 2019 by 4.0%. The exchange rate on December 31, 2019 was 4.03 reals per U.S. dollar, from 3.87 reals per U.S. dollar on December 31, 2018 and 3.31 reals per U.S. dollar on December 31, 2017. Lower domestic interest rates also contributed to diminish the attractiveness of the Brazilian Real.

Mexico
Mexico’s real GDP remained stalled at 0% in 2019 (Bloomberg consensus), after growing by 2.1% in 2018. During 2019, private consumption increased only by 0.8% (Bloomberg consensus), significantly below the 2.3% and 3.5% rates posted in 2018 and 2017 respectively. Investment decreased sharply by 3.9% (Bloomberg consensus), following an increase of 0.9% in 2018. Binding fiscal constraints on public sector investment along with high interest rates have affected the investment spending outlook.
Exports growth decelerated from 5.9% in 2018 to 2.9% in 2019 (Bloomberg consensus). The current account deficit decreased to 0.6% of GDP in 2019 (Bloomberg consensus) from 1.8% of GDP in 2018.
Annual average CPI inflation decelerated from 4.9% in 2018 to 3.6% in 2019. Indeed, inflation fell below the Central Bank’s 3.0% target in December, which supports expectations for continued interest rate cuts. On December 31, 2019, the exchange rate was 18.8 Mexican pesos per U.S. dollar (19.8 and 19.7 Mexican pesos per U.S. dollar at December 31, 2018 and 2017, respectively).
Venezuela
During 2019, the official figures of Venezuela’s economic performance (until September 2019) confirmed the market’s expectations regarding the deep real sector deterioration occurred during the last years.
GDP accumulates, since the first quarter of 2014 to the first quarter of 2019, a contraction of -57.6% after registering 21 consecutive quarters of uninterrupted decreases. Neither the “Recovery Growth”, nor the “Economic Prosperity Plans” announced by the Government have had a positive impact on economic activity and GDP, which maintained their negative trend.
The most affected activities from the first quarter of 2014 to the first quarter of 2019 were construction (-96%), banking and insurance (-88.5%), manufacturing (-83.5%) and commercial activities (-80.5%). The magnitude of these falls means that some sectors are virtually disappearing, some companies have closed their operations, others are working at minimum operational levels and others are changing their working methods by importing products rather than producing locally.
In the second half of 2019, the commercial economy moved into an informal and disorganized dollarization under a permissive government. Experts estimate that less than 35% of the population has incomes denominated in foreign currencies.
The dollar price reference is the hedging mechanism that most commercial owners have adopted to deal with inflation and successive devaluation of the bolivar. In this last year, the government implemented more aggressive exchange rate policies, moving the official exchange rate in similar proportions to the market references.
The hyperinflationary or high-inflation process continues, in a smaller proportion than experts estimated before the official publication of the Venezuelan Central Bank ("BCV"). In 2018 the estimate was 2,106,600% year-on-year and the official figure was 130,060%. In 2019, numbers up to September showed inflation increasing 4,679% year-to-date. The estimation for the year-end is 13,646%.
Oil activity continues to be affected by the lack of investment in refineries, with the reduction of the operative drills and the effect of EU economic sanctions on the petroleum industry. According to OPEC, Venezuela’s crude oil production reached 714 kbd in December 2019, almost 500 kbd less than in December 2018 and 933 kbd less than in December 2017.
Chile
Chilean GDP grew at an estimated rate of 1.0% (Chilean Central Bank estimation) in 2019. The social turmoil, which arose in October, markedly contracted the economy during the fourth quarter of 2019, dragging the annual growth rate to its lowest level since the global financial crisis of 2009. Prior to the social unrest, activity performed on an upward trend led by investment and private consumption. The unemployment rate rose slightly to 7.1% (CFe) compared to 6.9% and 6.6% in 2018 and 2017, respectively, not capturing all the negative effects of the social unrest. CPI inflation accelerated from 2.6% in 2018 to 3.0% in 2019, reaching the Central Bank’s inflation target. CPI core inflation rose to 2.5% compared to 2.3% in 2018.
The Chilean Central Bank rolled back the initial upward rate movements as the economy’s outlook deteriorated. The monetary policy rate was reduced from a year high of 3.00% to 1.75% by year-end. Government spending growth was contained as the fiscal authority embarked on a policy of deficit reduction; however new social commitments after the October social unrest, implied an abrupt fiscal deterioration with deficit reaching 2.2% (CFe) of GDP in 2019, 0.5 percentage points higher than in 2018. The current account deficit is estimated to reach 3.1% of GDP (CFe) in 2019, similar to the 2018 level, but above the 2017 level (2.1% of GDP).
The nominal exchange rate closed 2019 at 745 Chilean pesos per U.S. dollar, reflecting a year-over-year Chilean peso depreciation of 7.0%. During the fourth quarter of 2019, it scored new historical highs of around 840 as social protests reached the highest levels of violence. The Central Bank intervened the foreign exchange rate market on November 29, by announcing a selling program of up to 20 billion U.S. dollars with the aim of reducing the exchange rate as well as its volatility.
Argentina
Argentina’s GDP decreased by an estimated 2.5% in 2019 (CFe) due to the political uncertainty and the reduction of around 9% in real wages during the year that led to a sharp private consumption weakness (which represents nearly 70% of GDP). This is the second consecutive decline in the annual GDP growth rate (after a contraction of 2.4% in 2018).
During 2019, the Argentinean peso depreciated by 58.4% relative to the U.S. dollar, closing at 59.90 Argentinean pesos per U.S. dollar, compared to 37.81 pesos per U.S. dollar at the end of 2018. Due to capital flight and U.S. dollar demand, the government was forced to introduce Exchange Rate Controls, limiting Private Sector demand of U.S. dollars.
As a result of the depreciation pressure during the last two years, the National CPI increased by 53.8% in 2019 following the 47.6% increase in 2018.
The estimated current account deficit in 2019 was 8 billion U.S. dollars (CFe) or 2% of GDP. This implies an improvement with respect 2017 and 2018 levels (4.8% and 5.4% of GDP respectively), given the magnitude of the sudden stop crisis triggered in April 2018, which resulted in a lack of capital inflows since then.
In 2019, the central government’s primary fiscal deficit was 0.4% of GDP, compared to 2.3% of GDP posted in 2018. Interest payments reached 3.4% of GDP in 2019, which together with the primary deficit, represented a total deficit of 3.8% of GDP. This implies a substantial correction with respect 2017 and 2018 levels (5.9% and 5.0% of GDP respectively).
Colombia
Colombian GDP is estimated to have grown 3.2% in 2019 (CFe), above the 2.6% and 1.4% growth rates recorded in 2018 and 2017, respectively. This growth was attributable to a good performance of both fixed investment (6.2% CFe) and household consumption (4.3% CFe).
Despite economic recovery, unemployment rate increased to 10.5% (CFe), above previous years (9.7% in 2018 and 8.6% in 2017).
The inflation rate was 3.8% year-on-year at the end of 2019, 0.63 percentage points higher than in 2018. The acceleration of annual inflation was due to food prices and tradable goods pressures. In both cases, the Colombian peso depreciation pass-through (i.e., its impact on domestic prices) is evidenced by the higher cost of imported goods. In the case of food prices, the annual inflation acceleration was exacerbated by landslides, which blocked transport routes for regional meat producers.
The Colombian peso registered a strong depreciation against the U.S. dollar in 2019. The average exchange rate of 2019 was 3,281 Colombian pesos per U.S. dollar, higher than the 2,956 exchange rate in 2018. This depreciation was in line with other emerging market exchange rate performance, amid the uncertainty of the United States-China trade war and the search for lower risk assets by investors, which strengthened the dollar globally.
The Central Bank of Colombia kept interest rates unchanged at 4.25%, slightly below its neutral level. Low economic growth and limited inflation support this policy.
It is estimated that the current account deficit reached 14,110 million U.S. dollars (CFe) in 2019, 4.4% in terms of GDP, which is significantly higher than in 2018 (3.9%) and 2017 (3.3%). The contraction of exports, caused by the significant fall in coal and oil production, was responsible for the expansion of the current account deficit, despite the deceleration of imports caused by the depreciation of the peso.

Peru
Peruvian GDP expanded by 2.0% in 2019 (CFe), in contrast to the 3.9% growth in 2018. This lower growth rate is explained by three factors: the international uncertainty and its effect on exports, the internal political instability due to the confrontation between the government and congress which affected non-mining investments, and finally the supply shock in the primary sectors, especially in the mining sector which was affected by specific shortages in the copper and gold mines and by social conflicts.
Consumer prices, measured by the CPI, increased by 1.9% in 2019, within the Central Bank’s target of 1%-3%, compared with 2.2% in 2018 and 1.4% in 2017.
The Peruvian Central Bank cut its interest key rate by 50 basis points from 2.75% in 2018 to 2.25% in 2019. This cut was consistent with the stimulus that is still required to reinforce the economic recovery. In addition, the Peruvian Central Bank emphasized that it will maintain an expansionary policy until GDP growth is close to its potential rate.
The government budget deficit decreased to 2.2% of GDP in 2019 according to the ministry of economy, from 2.4% of GDP at the end of 2018. This was mainly explained by the increase in tax income receipts.
The Peruvian Nuevo Sol appreciated by 1.8% against the U.S. dollar in 2019, reaching 3.31 Peruvian Nuevo Sol per U.S. dollar at the end of the year, compared with a depreciation of 4.0% in 2018 and an appreciation of 3.6% in 2017.
The trade surplus reached 4.9 billion U.S. dollars between January and November 2019, less than the 6.0 billion U.S. dollars registered in the same period of 2018. That was a result of the downward trend shown by exports since August 2019, partly due to lower production of primary sectors, but also for smaller shipments from non-traditional sectors (textiles and steel-metallurgists), affected by a less favorable international scenario.
Country risk, measured by the J.P. Morgan Emerging Markets Bond Index (EMBIG Peru), decreased 60 basis points to 81 basis points at the end of 2019 as compared to 2018. As of the date of this Annual Report, the long-term sovereign debt rating is investment grade by both Fitch, Standard and Poor’s and Moody.
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
We estimate that in 2019 variations in currencies and hyperinflation in Argentina decreased year-on-year growth in our consolidated revenues by approximately 3.1 percentage points. Currency fluctuations can also have a significant impact on our statement of financial position, particularly equity attributable to equity holders of the parent, and on our statement of cash flows, when translating the financial statements of subsidiaries located outside the Eurozone into euro. In 2019 equity attributable to equity holders of the parent decreased by 163 million euros and cash and cash equivalents increased by approximately 7 million euros due to the translation of the financial statements of our foreign subsidiaries, principally due to the depreciation of the Brazilian real and Argentine peso relative to the euro.
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
Venezuela is considered as a hyperinflationary economy since 2009. The inflation rates used to prepare the financial information included herein are based on the National Consumer Price Index of Venezuela (Indice Nacional de Precios al Consumidor de Venezuela) published by the Central Bank of Venezuela, or where a definitive index is not available, the best estimation. On an annual basis, these rates are 9,585.5%, 2,106,600.6% and 2,874.1% for 2019, 2018 and 2017, respectively. The exchange rates used to convert items denominated in Venezuelan bolivar, once adjusted for inflation, in the Consolidated Financial Statements are the closing rates as of December 31, 2019, 2018 and 2017, which were 68,448.19 bolivar soberano per U.S. dollar (synthetic exchange rate), 7,608.4 bolivar soberano per U.S. dollar (synthetic exchange rate) and 36,115.28 bolivar fuerte per U.S. dollar (synthetic exchange rate), respectively. The bolivar fuerte was devalued in August 2018 and a new currency, the bolivar soberano, was adopted. On November 30, 2018, it was announced that the remaining denominations of the bolivar fuerte would be withdrawn from circulation and cease to be of legal tender on December 5, 2018.
Argentina is considered as a hyperinflationary economy since July 2018. The inflation rates used to prepare the financial information included herein are based on the National Consumer Price Index of Argentina (Indice de Precios al Consumidor con Cobertura Nacional de Argentina) published by the Central Bank of Argentina, or where a definitive index is not available, the best estimation. On an annual basis, this rate was 53.3% for 2019 and 48.1% for 2018. The exchange rate used to convert items denominated in Argentine peso, once adjusted for inflation, in the Consolidated Financial Statements are the closing rates as of December 31, 2019 and 2018, which were 59.9 and 37.8 Argentine pesos per U.S. dollar, respectively.
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

	2017 (1)	2018 (1)	2019 (1)	% change 2017 to 2018	% change 2018 to 2019
	Average	Average	Average	Average	Average
Pound Sterling	0.88	0.88	0.88	0.53%	(0.86%)
U.S. Dollar	1.13	1.18	1.12	4.42%	(5.14%)
Brazilian Real	3.59	4.29	4.41	19.56%	2.77%
Argentine Peso (2)	18.56	43.30	67.26	n.m.	55.32%
Peruvian Nuevo Sol	3.67	3.88	3.73	5.67%	(3.69%)
Chilean Peso	731.28	756.46	785.32	3.44%	3.82%
Mexican Peso	21.29	22.69	21.55	6.57%	(5.03%)
Venezuelan Bolívar Fuerte	43,290.04	—	—	n.m.	n.m.
Venezuelan Bolívar Soberano (2)	—	8,710.80	76,863.86	n.m.	n.m.
Colombian Peso	3,324.37	3,485.23	3,670.09	4.84%	5.30%
Guatemalan Quetzal	8.29	8.87	8.62	7.03%	(2.89%)
Source: Central treasury bank of the respective countries, except with respect to the Venezuelan bolivar fuerte, Venezuelan bolivar soberano and, with respect to 2018 and 2019, the Argentine peso.
(1)    These exchange rates are used to convert the income statements of our subsidiaries from local currency to euro.
(2)    As Venezuela and, with respect to 2018 and 2019 only, Argentina are considered to be hyperinflationary economies, the income statement from operations in each such country is accounted for pursuant to the closing exchange rate of the relevant local currency to euro.
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

	2017	2018	2019
(millions of euros)
Net cash from operating activities	13,796	13,423	15,022
Net cash used in investing activities	(10,245)	(8,685)	(5,641)
Net cash used in financing activities	(1,752)	(3,880)	(9,021)
For additional details regarding our cash flows for the years ended December 31, 2017, 2018 and 2019, please see Note 28 to our Consolidated Financial Statements.
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
In 2020, we expect to continue transforming our networks, evolving them towards all-IP hyper-connected networks, by investing in FTTx in key markets, and by expanding our mobile networks with LTE in most of our operations. We also expect to continue investing in TV and digital services to take advantage of the opportunities in the digital markets. We may also use funds to acquire new licenses engaged in complementary or related businesses in the digital world.
We also have liquidity requirements related to the costs and expenses relating to the operation of our business, financial investments, our payment of dividends, shareholder remuneration and pre-retirement payment commitments.
    We also have liquidity constraints related to debt service requirements in connection with our existing and future debt. At December 31, 2019, we had gross financial debt of 52,364 million euros compared with 54,702 million euros at December 31, 2018. For the amortization schedule of our consolidated gross financial debt at December 31, 2019 and a further description of financing activity in 2019, see “-Anticipated Sources of Liquidity” below. Our net financial debt decreased by 3,330 million euros to 37,744 million euros at December 31, 2019, compared with 41,074 million euros at December 31, 2018. The main factors contributing to the decrease in net financial debt in 2019 include the following: (i) our 2019 free cash flow generation of 5,912 million euros; (ii) net financial divestments of 1,090 million euros; and (iii) the issuance and substitution of capital instruments for 686 million euros;  which more than offset the impact of (i) our remuneration to shareholders (dividends) and to holders of undated deeply subordinated securities and purchase of treasury stock amounting to 2,438 million euros; (ii) the payment of labor-related commitments (840 million euros), mainly related to early retirements; and (iii) other factors for a net amount of 1,080 million euros (mainly the impact of favorable judicial decisions in Brazil in 2018,  the extension of payment terms with suppliers or the relevant factoring firm, and the positive impact of spectrum licenses devolution due to the agreement signed in Mexico with AT&T).
For a reconciliation of net financial debt to gross financial debt, see “—Presentation of Financial Information—Non-GAAP Financial Information—Net financial debt and net financial debt plus commitments”.
For a discussion of our liquidity risk management policy, see Note 19 to our Consolidated Financial Statements.

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
Financing
The following table shows the amortization schedule of our consolidated gross financial debt at December 31, 2019 as stated in euro, excluding estimated future interest payments. We may have exchange rate financial derivatives as instruments assigned to the underlying debt instruments. The table below includes the fair value of derivatives classified as financial liabilities (i.e., those with a negative mark-to-market) and excludes the fair value of derivatives classified as current financial assets (1,441 million euros), and those classified as non-current (3,389 million euros) (i.e., those with a positive mark-to-market). For description of the liquidity risk we face, see Note 19 to our Consolidated Financial Statements, and for a description of our financial liabilities, see Note 18 to our Consolidated Financial Statements.

Millions of euros
	Current	Non-current
Maturity	2020	2021	2022	2023	2024	Subsequent years	Non-current total	Total
Debentures and bonds	5,826	4,876	5,152	2,369	1,048	23,365	36,810	42,636
Promissory notes & commercial paper	1,635	—	—	140	263	320	723	2,358
Total Issues	7,461	4,876	5,152	2,509	1,311	23,685	37,533	44,994
Loans and other payables	1,091	447	380	423	547	1,600	3,397	4,488
Derivative instruments	524	199	228	101	132	1,698	2,358	2,882
Total	9,076	5,522	5,760	3,033	1,990	26,983	43,288	52,364
Notes:
- Estimated future interest payments as of December 31, 2019 on our interest-bearing debt (not included above) are as follows: 1,503 million euros in 2020, 1,282 million euros in 2021, 1,153 million euros in 2022, 984 million euros in 2023, 889 million euros in 2024 and 9,436 million euros in subsequent years. With respect to floating rate debt, we estimate future interest payments as the forward rates derived from yield curves quoted for the different currencies on December 31, 2019.
During 2019, we obtained financing totaling approximately 8,299 million euros (excluding the refinancing of euro commercial paper and short-term banking loans) and focused on maintaining a solid liquidity position, as well as refinancing and extending the debt maturities (in an environment of low interest rates).
For a description of our financing, see Note 18 to our Consolidated Financial Statements.
On January 14, 2020, Telefónica Germany GmbH OHG signed a second tranche of its loan with a European investment bank for 150 million euros maturing maximum in 2029.
On February 3, 2020, Telefónica Emisiones, S.A.U., under its EMTN Program, issued notes in the Euro market, guaranteed by Telefónica, S.A., amounting to 1,000 million euros. These notes are due on February 3, 2030, pay an annual coupon of 0.664% and were issued at par (100%).
Our borrowing requirements are not significantly affected by seasonal trends.

Availability of funds
At December 31, 2019, we had funds available (including cash and cash equivalents, undrawn lines of credit and current financial assets) totaling 22,838 million euros. This amount included: undrawn lines of credit for an amount of 13,679 million euros (12,789 million euros expiring in more than 12 months); cash and cash equivalents and certain current financial assets.
We believe that, in addition to internal generation of funds, our working capital, our medium-term note program, our euro commercial paper program, our corporate domestic promissory note program and available lines of credit will allow us to meet our future capital requirements, including (according to our liquidity policy) gross debt maturities in the next 12 months.
For a description of our liquidity and undrawn lines of credit available at December 31, 2019, see Note 18 to our Consolidated Financial Statements, and for a discussion of our liquidity risk management and our capital management, see Note 19 to our Consolidated Financial Statements.
Telefónica, S.A. is the parent company of the Telefónica Group and receives funding from its subsidiaries in the form of dividends and loans. Consequently, restrictions on the ability of the Group’s subsidiaries to transfer funds to Telefónica, S.A. in the form of cash dividends, loans or advances, capital repatriation and other forms would negatively affect our liquidity and thus our business.
Certain Latin American economies, such as currently Venezuela or Argentina, have experienced shortages in foreign currency reserves and their respective governments have adopted restrictions on the ability to transfer funds out of the country and/or convert local currencies into U.S. dollars. This may limit our ability to repatriate funds out of certain subsidiaries from such countries. Regarding net repatriation of funds to Spain, in 2019 we received 1,901 million euros from our Latin American subsidiaries, of which 1,180 million euros related to dividends. In addition, there was an additional inflow of funds amounting to 721 million euros, mainly associated with disinvestments carried out in Central America.
Credit Ratings
Our ability to use external sources of financing will depend in large part on our credit ratings. We believe that we are well-positioned to raise capital in financial markets. However, negative conditions in the financial markets or a downgrade of any of the ratings of our debt or the Kingdom of Spain’s debt by any of Fitch, Moody’s and/or Standard & Poor’s may increase the cost of our future borrowings or may make it more difficult to access the public debt markets. In connection with the credit rating agencies’ review of our debt ratings, the rating agencies may give considerable weight to general macroeconomic and political conditions (including sovereign credit rating prospects), the performance of our businesses in countries where we operate, our financial and shareholder remuneration policy, our M&A and divestiture policy, our ability to integrate acquired companies and our ability to refinance debt.
At December 31, 2019, Telefónica, S.A.’s long-term issuer default rating is "BBB stable outlook" from Fitch, “Baa3 stable outlook" from Moody's and "BBB stable outlook" from Standard & Poor's. During 2019, there have not been any changes in the long-term credit ratings by the three agencies. The last changes in the credit ratings took place in 2016 when Moody’s downgraded the rating to “Baa3 stable” from “Baa2 negative” on November 7, 2016, Fitch downgraded the rating to “BBB stable” from “BBB+ stable” on September 5, 2016 and Standard and Poor’s revised the outlook to “stable” from “positive” on May 17, 2016.
In 2019, measures taken to protect the credit rating included an intensive financing activity, taking advantage of historically low refinancing rates to extend average debt life, the maintenance of an appropriate level of liquidity and an active portfolio management through the agreements reached for the sale of the Telefónica Group’s Centro American assets (Telefónica Móviles Guatemala, Telefónica Móviles El Salvador, Telefónica de Costa Rica, Telefónica Móviles Panamá and Telefonía Celular de Nicaragua), the agreement reached for the sale of a portfolio of 11 data centers and the agreements reached for the sale of mobile telecommunications towers of Telefónica Brazil, Telefónica Ecuador and Telefónica Colombia. Finally, Telefónica approved in November the implementation of an action plan, which is aimed to serve as a catalyst for the company's transformation. This plan consists of five strategic decisions: (i) focus on key markets of the company: Spain, Brazil, the UK and Germany; (ii) the creation of Telefónica Tech; (iii) the creation of Telefónica Infra; (iv) an operational spin-off of Hispanoamérica; and (v) the redefinition of the company’s corporate center.

Intra-group Loans
We lend funds to our operating subsidiaries, directly or through holding companies that head our different lines of business. At December 31, 2019, we had loans outstanding totaling 3,608 million euros (5,976 million euros at December 31, 2018) to companies in the Telefónica Group (including subsidiaries located in Latin American countries). These funds are derived from retained cash flows, loans, bonds, issuances of undated deeply subordinated securities and other sources (such as asset disposals). For additional information, see "Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Intra-Group Loans".
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
During 2019, we carried out numerous technological innovation projects focused on sustainability, process efficiency, the creation of new sources of revenue, customer satisfaction, the consolidation of our presence in new markets and technological leadership.
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
The technological innovation activities of Telefónica are focused on three main areas:

1.
The development of new networks. These activities are related to new radio and fiber optic access technologies (technologies on the virtualization of network functions, in line with the technological trend known as SDN or software defined networks) and projects related to network optimization, which enable us to have a much more flexible and adaptable network that is dynamically adaptable to the new requirements of digital services and customers. Another area of innovation is the development of Edge Computing technologies that enable network resources to be used to provide services to customers through computer and storage infrastructure that is closer to them, allowing faster communication between applications and servers by leveraging the existing telecommunications infrastructure. This category also encompasses all innovation activities with a purpose of efficiently deploying the network in remote and difficult-to-access areas to bring services that offer connectivity to the entire population. This project provides connectivity to rural populations through innovative technologies including yet not limited to integration with satellites, flight networks, microcells and network virtualization functions.

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

In 2019, the activity of the Telefónica Alpha Innovation continued. Telefónica Alpha Innovation was conceived to focus on innovating products and developing disruptive technologies that address the main challenges affecting the planet and society.
The total research and development ("R&D") expense in the Group for 2019 amounted to 866 million euros, 8.5% less than the 947 million euros incurred in 2018 (862 million euros in 2017). These expenses represented 1.8%, 1.9% and 1.7% of the Group’s consolidated revenues for 2019, 2018 and 2017, respectively. These figures were calculated using guidelines of the Organization for Economic Co-operation and Development ("OECD") manual.
During 2019, Telefónica registered 27 new patent applications, 21 of which were European applications, four were international applications (PCT) and two were Spanish ones, all of them registered through the Spanish patent and trademark office (OEPM). Moreover, three industrial designs with European scope were registered through the

European Union Intellectual Property Office (EUIPO). This means an increase of 22% in the number of patents, compared with the 22 patent applications of 2018.
 At the end of 2019, the Telefónica Group had a portfolio of 389 active patents, 77 industrial designs and 11 utility models, resulting in a portfolio of 477 registered intangible assets.
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
Telefónica Open Future ended 2019 as one of the main investors in the Spanish area of open innovation, positioning itself as one of the major funds in Europe and Latin America in venture capital investment, thus positioning Telefónica as one of the most supportive of innovation, as also recognized by the Startup Europe Partnership, a European Union platform, appraising the company as the second largest European company to support innovation.
D. Trend Information
Telefónica’s mission is to make our world more human by connecting people's lives by “humanizing” the technology and putting it at the service of people.
We are committed to doing so in accordance with our Company values:
•We are open. We believe that the best solutions are arrived at by collaborating, being friendly and being transparent at work. We are an open system in which everyone counts.
•We are challengers. We deliver innovative solutions and we transform and simplify people’s lives. And we are not stuck in our ways - we are always willing to change to do things better.
•We are trustworthy. We work in an honest, simple, committed way, providing safe, quality connections, after almost 100 years of adapting to our customers’ needs.
In 2019, Telefónica made progress towards our goal of long-term sustainable and profitable growth, continuing to increase efficiencies and capturing synergies thanks to the integrated vision of the businesses, processes and technologies. This allowed us to maintain a strong investment effort in order to be able to offer our customers good connectivity. In recent years, the Company has taken several steps designed to transform its business transformation, including the following:
•First, Telefónica utilizes a business model based on data-oriented offers, bundled services, including converged fixed and mobile services, as well as digital capabilities as part of the global transformation focused on responding to the change in our customers' consumer habits. An essential part of our effort has been the strong investment made in recent years in fiber and LTE networks.
•Second, changing consumer habits has resulted in decreasing demand for voice services and increasing demand for data, due to video downloads and Internet connectivity through smartphones.
•Third, to maximize efficiency and savings from the digitalization and simplification processes, Telefónica has launched several cost control measures as well as significant restructuring programs such as the Individual Suspension Plan adopted under the II Collective Agreement of Related Companies in Spain in 2019.

On November 27, 2019 the Company presented five strategic decisions: focus on our four key markets (Spain, Brazil, the United Kingdom and Germany); the creation of Telefónica Tech to boost the growth of digital services involving IoT/Big Data, cloud and cybersecurity and capture investors' interest; the creation of Telefónica Infra to highlight the value of telecommunications assets; the operational spin-off of Hispam to unify management, capture operational synergies and attract investment; and, lastly, the reorganization of the corporate center to adapt it to the new Telefónica.
The resulting organization is expected to enable us to improve the services we provide to our customers, grow and take advantage of the Group's scale and synergies in order to confront various factors that have contributed to the fact that Telefónica has experienced a downward trend in some key financial performance indicators during the 2017-2019 period.
•First, since 2017 currencies such as the Brazilian real, the Venezuelan bolivar and the Argentine peso have continuously depreciated.
•Second, the high inflation in certain countries such as Argentina and Venezuela affected cost growth in numerous markets where Telefónica is present which was not fully offset by increases in tariffs.
•Third, Telefonica's business is highly regulated, which affects its revenues and imposes costs on its operations. For example, regulation sets the fixed rates that Telefónica may charge for calls received from other companies’ networks and regulators have progressively reduced these rates in recent years. The RLaH (Roaming Like At Home) regulation in Europe, which is in effect since June 15, 2017, has affected Telefonica's European operations mainly in Germany and United Kingdom. The new regulatory environment has resulted in higher costs which we have not been able to fully offset with increases in tariffs.
•Fourth, in recent years Telefónica has experienced intense competition in the markets where it operates, resulting in more bundled offers and making it difficult to monetize value added services.
•Fifth, in the last three years, Telefónica has redefined its processes, and readapted its resource necessities, partially with respect to personnel, which has resulted in the recording of various provisions, especially in Spain and Brazil, which have affected results in the last three years.
The positive result of our strategy, which focuses on sustainable and profitable growth, is reflected in an upward trend in certain of our key market indicators since 2017, such as revenues and operating income for the year in organic terms.
E. Off-Balance Sheet Arrangements
We have commitments that could require us to make material payments in the future. These commitments are not included in our consolidated statement of financial position at December 31, 2019 although they are described in the notes to our Consolidated Financial Statements. For summary of our off-balance sheet commitments, see Note 29(c) and Note 19 to our Consolidated Financial Statements.

F. Tabular Disclosure of Contractual Obligations
The following table describes our contractual obligations and commitments with definitive payment terms which may require significant cash outlays in the future. The amounts payable (including accrued interest payments) are as of December 31, 2019. For additional information, see our Consolidated Financial Statements.

	Payments Due by Period
Millions of euros	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Financial liabilities (1)	52,364	9,076	11,282	5,023	26,983
Lease liabilities (2)	7,226	1,600	2,255	1,469	1,902
Purchase and other contractual obligations (3)	11,475	4,590	4,590	1,265	1,030
Other liabilities (4)	2,316	466	1,850	—	—
Total	73,381	15,732	19,977	7,757	29,915

(1)
Estimated future interest payments as of December 31, 2019 on our interest-bearing debt (not included above) are as follows: 1,503 million euros in 2020, 1,282 million euros in 2021, 1,153 million euros in 2022, 984 million euros in 2023, 889 million euros in 2024 and 9,436 million euros in subsequent years. With respect to floating rate debt, we estimate future interest payments as the forward rates derived from yield curves quoted for the different currencies on December 31, 2019. This item includes the fair value of derivatives classified as financial liabilities (i.e., those with a negative mark-to-market) and excludes the fair value of derivatives classified as current financial assets (1,441 million euros), and those classified as non-current (3,389 million euros) (i.e., those with a positive mark-to-market). For a more detailed description of our financial derivative transactions, see Note 19 to our Consolidated Financial Statements. For details of the composition of this item, see “—Liquidity and Capital Resources– Anticipated Sources of Liquidity”).

(2)	This item includes lease liabilities. For a more detailed description see Note 20 to our Consolidated Financial Statements.

(3)
This item includes definitive payments (non-cancellable without penalty cost) due for agreements to purchase goods (such as network equipment) and services. For a more detailed description see Note 26 to our Consolidated Financial Statements.

(4)
“Other liabilities” include: (a) long-term obligations that require us to make cash payments, excluding financial debt obligations included in the table under “Financial Liabilities” above and (b) other provisions. Because of the nature of the risks covered by “Other liabilities” such as other provisions, it is not possible to determine a reliable schedule of potential payments, if any. For details of the composition of other provisions, see Note 24 to our Consolidated Financial Statements.

Commitments for short-term leases and low value leases amounted to 50 million euros as of December 31, 2019.
In addition, at December 31, 2019, we had short-term and long-term employee benefits provisions amounting to 1,110 million euros and 5,789 million euros, respectively, not included in the table above (see Note 24 to our Consolidated Financial Statements) and non-current and current account payables, such as trade payables, payables to suppliers of property, plant and equipment and payables for spectrum acquisitions, amounting to 1,553 million euros and 13,307 million euros, respectively (see Note 21 and 22 to our Consolidated Financial Statements), not included in the table above.
For details of the composition of, and changes in, our debt, see “—Liquidity and Capital Resources—Anticipated Sources of Liquidity” and Note 15 "Financial Liabilities" to our Consolidated Financial Statements.
G. Non-GAAP Financial Information
In addition to the measures expressly defined in the IFRS, the Group also uses a series of other measures for decision-making because they provide additional information useful to assess the Group’s performance, solvency and liquidity. These measures should not be viewed in isolation or as a substitute for the measures presented according to the IFRS.
The non-GAAP financial measures included in this Annual Report are operating income before depreciation and amortization (OIBDA), OIBDA-CapEx, OIBDA-CapEx excluding spectrum acquisitions, net financial debt, net financial debt plus leases, net financial debt plus commitments, net financial debt plus leases plus commitments and free cash flow.
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
Furthermore, the Group management uses the measure OIBDA margin, which is the result of dividing the OIBDA by the revenues.
As a result of the new IFRS 16 Leases entering into force, in 2019 most of lease expenses that under prior accounting standard affected operating income, are now affecting depreciation and amortization or net financial expenses, resulting in higher OIBDA under IFRS 16, and are not directly comparable with the years before the entry into force of IFRS 16. The estimated impact of IFRS 16 in 2019 amounted to 1,509 million euros in OIBDA and -123 million euros in operating income.

The following table provides a reconciliation of our OIBDA to operating income for the periods indicated.

Year ended December 31,
Millions of euros	2017	2018	2019
Operating income	6,791	6,522	4,537
Depreciation and amortization	(9,396)	(9,049)	(10,582)
Operating income before depreciation and amortization	16,187	15,571	15,119
The following tables provide a reconciliation of OIBDA to operating income for the Group and for each of the Group’s segments for the periods indicated.

2017
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam Norte	Telefónica Hispam Sur	Other companies	Eliminations	Total Group
Operating income	3,264	592	(133)	1,963	271	1,077	(205)	(38)	6,791
Depreciation and amortization	(1,688)	(1,047)	(1,954)	(2,228)	(992)	(1,198)	(327)	38	(9,396)
Operating income before depreciation and amortization	4,952	1,639	1,821	4,191	1,263	2,275	122	(76)	16,187

2018
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam Norte	Telefónica Hispam Sur	Other companies	Eliminations	Total Group
Operating income	3,113	922	(237)	2,321	(174)	552	60	(35)	6,522
Depreciation and amortization	(1,650)	(943)	(2,071)	(1,990)	(967)	(1,167)	(304)	43	(9,049)
Operating income before depreciation and amortization	4,763	1,865	1,834	4,311	793	1,719	364	(78)	15,571

2019
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam Norte	Telefónica Hispam Sur	Other companies	Eliminations	Total Group
Operating income	1,699	910	(137)	1,746	(151)	119	463	(112)	4,537
Depreciation and amortization	(1,988)	(1,204)	(2,463)	(2,516)	(981)	(1,279)	(424)	273	(10,582)
Operating income before depreciation and amortization	3,687	2,114	2,326	4,262	830	1,398	887	(385)	15,119

OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions

OIBDA-CapEx is defined as operating income before depreciation and amortization, reduced by accrued capital expenditures, and OIBDA-CapEx excluding spectrum acquisitions is defined as operating income before depreciation and amortization, reduced by accrued capital expenditures excluding those related to spectrum acquisitions.
We believe that it is important to consider capital expenditures, and capital expenditures excluding spectrum acquisitions, together with OIBDA in order to have a more complete measure of the performance of our telecommunications businesses. For example, we believe that considering capital expenditures, and capital expenditures excluding spectrum acquisitions together with OIBDA provides useful information regarding both our performance during the year as well as the investments we made during such year in order to support our business going forward. As a result, we use these measures internally to track the performance of our business, to establish operating and strategic targets of the businesses of the Group and in our internal budgeting process.
In addition, we believe that these measures provide useful information to investors and other stakeholders to allow them to better compare performance across telecommunications companies with business models that differ based on whether they obtain network access, IT and other infrastructure services by paying fees that would be reflected in OIBDA versus through the development of owned networks and infrastructures that would be reflected in capital expenditures. Furthermore, similar metrics are reported externally by other telecommunications companies, and investors and analysts often track and compare these measures across different telecommunications companies.
Based on our use of OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions, we consider such measures to be primarily performance measures. While our primary liquidity measure is free cash flow, OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions also provide certain information regarding our liquidity given that they provide an indication of the resources generated by the operation of our business during the year, after deducting the investments we made during such year in order to support our business going forward.
Neither OIBDA-CapEx nor OIBDA-CapEx excluding spectrum acquisitions are measures expressly defined in IFRS, and therefore they may not be comparable to similar indicators used by other companies. In addition, neither OIBDA-CapEx nor OIBDA-CapEx excluding spectrum acquisitions should be considered substitutes for operating income, the most comparable financial measure calculated in accordance with IFRS, or any measure of liquidity calculated in accordance with IFRS.
In the table below we provide a reconciliation of our OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions to operating income for the periods indicated.

Year ended December 31,
Millions of euros	2017	2018	2019
Operating income	6,791	6,522	4,537
Depreciation and amortization	(9,396)	(9,049)	(10,582)
OIBDA	16,187	15,571	15,119
Capital expenditures in intangible assets	(1,818)	(1,978)	(2,733)
Capital expenditures in property, plant and equipment	(6,879)	(6,141)	(6,051)
CapEx	(8,697)	(8,119)	(8,784)
OIBDA-CapEx	7,490	7,452	6,335
Spectrum acquisitions	538	868	1,501
OIBDA-CapEx excluding spectrum acquisitions	8,028	8,320	7,836

Net financial debt, net financial debt plus leases, net financial debt plus commitments and net financial debt plus leases plus commitments

As calculated by us, net financial debt includes:
(A) adding the following liabilities:
(i.) current and non-current financial liabilities in our consolidated statement of financial position (which includes the negative mark-to-market value of derivatives),
(ii.) other liabilities included in Payables and other non-current liabilities and Payables and other current liabilities (mainly corresponding to payables for deferred payment of radio spectrum that have an explicit financial component), and
(iii.) financial liabilities included in Liabilities associated with non-current assets classified as held for sale.

(B) subtracting the following amounts from the resulting amount of the preceding step:
(i.) cash and cash equivalents,
(ii.) other current financial assets (which include short-term derivatives),
(iii.) cash and other current financial assets included in Non-current assets classified as held for sale,
(iv.) the positive mark-to-market value of derivatives with a maturity beyond one year,
(v.) other interest-bearing assets (included in Financial assets and other non-current assets, Receivables and other current assets and Tax receivables in our consolidated statement of financial position), and
(vi.) mark-to-market adjustment by cash flow hedging activities related to debt.

With respect to step (B)(v), Financial assets and other non-current assets includes derivatives, installments for the long-term sales of terminals to customers and other long-term financial assets, and Receivables and other current assets includes the customer financing of terminal sales classified as short-term.
Net financial debt calculation has been redefined in 2019 to exclude the mark to market adjustment of the unmatured cash flow hedges associated with debt instruments. This change seeks to eliminate the asymmetry generated by the different accounting valuation methods followed in respect of the hedging instruments and the related debt instruments, as debt instruments are valued at amortized cost, while derivative instruments are valued at market value. We believe that our new methodology is more in line with that used by credit rating agencies and is also used by other companies in the sector. The use of the new methodology has led to a decrease in net financial debt (as compared to net financial debt calculated in accordance with our former methodology) of 388 million euros as of December 31, 2019 (510 million euros at December 31, 2018).
In addition, following the adoption of IFRS 16 (Leases) in 2019, the distinction between finance leases and operating leases has disappeared for purposes of computing payment obligations. In order to improve the comparability of our net financial debt as of December 31, 2019 and 2018, we have excluded finance lease liabilities calculated under IAS 17 (201 million euros as of December 31, 2018) from our net financial debt as of December 31, 2018. In addition, we adopted a new indicator in 2019, Net financial debt plus leases, which is calculated by adding lease liabilities calculated under IFRS 16 (including those corresponding to the companies held for sale) to net financial debt and deducting assets from subleases. This new indicator cannot be calculated for periods prior to 2019, as IFRS 16 was not applicable.
We calculate net financial debt plus commitments by adding gross commitments related to employee benefits to net financial debt and deducting the value of long-term assets associated with those commitments related to employee benefits and the tax benefits arising from the future payments of those commitments related to employee benefits. Gross commitments related to employee benefits are current and non-current provisions recorded for certain employee benefits such as termination plans, post-employment defined benefit plans and other benefits.
We believe that net financial debt, net financial debt plus leases, net financial debt plus commitments and net financial debt plus leases plus commitments are meaningful for investors and analysts because they provide an analysis of our solvency using the same measures used by our management. We use them to calculate internally certain solvency and leverage ratios. Nevertheless, none of them as calculated by us should be considered as a substitute for gross financial debt as presented in the consolidated statement of financial position.
The following table presents a reconciliation of net financial debt, net financial debt plus leases, net financial debt plus commitments and net financial debt plus leases plus commitments as of December 31, 2019 and 2018 to the Telefónica Group’s gross financial debt as indicated in the consolidated statement of financial position.

Millions of euros	12/31/2018	12/31/2019
Non-current financial liabilities	45,334	43,288
Current financial liabilities	9,368	9,076
Gross financial debt	54,702	52,364
Cash and cash equivalents	(5,692)	(6,042)
Other current financial assets	(2,209)	(3,118)
Cash and other current financial assets included in Non-current assets classified as held for sale (see Note 30 to the Consolidated Financial Statements)	(165)	(24)
Positive mark-to-market value of long-term derivative instruments	(2,776)	(3,389)
Other liabilities included in Payables and other non-current liabilities	800	401
Other liabilities included in Payables and other current liabilities	111	73
Other assets included in Financial assets and other non-current assets	(1,593)	(904)
Other assets included in Receivables and other current assets	(867)	(813)
Other current assets included in Tax receivables	(568)	(452)
Financial liabilities included in Liabilities associated with non-current assets classified as held for sale (see Note 30 to the Consolidated Financial Statements)	42	36
Financial leases under IAS 17	(201)	N/A
Mark-to-market adjustment by cash flow hedging activities related to debt	(510)	(388)
Net financial debt	41,074	37,744
Lease liabilities	N/A	7,379
Net financial debt plus leases	N/A	45,123
Gross commitments related to employee benefits	5,940	6,711
Value of associated long-term assets	(704)	(75)
Tax benefits	(1,390)	(1,739)
Net commitments related to employee benefits	3,846	4,897
Net financial debt plus commitments	44,920	42,641
Net financial debt plus leases plus commitments (*)	N/A	50,020
(*) Includes assets and liabilities considered to be Net financial debt plus leases plus commitments for companies classified as held for sale (see Note 30 to the Consolidated Financial Statements).
N/A: Not applicable

Free Cash Flow
The Group’s free cash flow is calculated starting from Net cash flow provided by operating activities as indicated in the consolidated statement of cash flows; deducting (Payments on investments)/Proceeds from the sale of investments in property, plant and equipment and intangible assets, net, adding the cash received from government grants, deducting dividends paid to non-controlling interests and payments of financed spectrum without explicit interest. The cash used to pay for commitments related to employee benefits (included in the Net cash flow provided by operating activities) is added back since it represents the payments of principal of the debt incurred with those employees.
After the entry into force of IFRS 16 in 2019, the principal payments of lease liabilities are considered as net cash used in financing activities within the consolidated cash flow statement. Under the previous standard, it was considered within net cash flow provided by operating activities. However, to ensure comparability with previous periods, the principal payments of lease liabilities are deducted in the calculation of the Free cash flow for 2019. For information purposes, the indicator "Free cash flow excluding lease principal payments" has been added, which excludes these payments. This indicator cannot be presented comparatively for periods prior to 2019.
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
The following table presents the reconciliation between the Telefónica Group’s Net cash flow provided by operating activities as indicated in the consolidated statement of cash flows and the free cash flow for 2019, 2018 and 2017:

Millions of euros	2017	2018	2019
Net cash flow provided by operating activities	13,796	13,423	15,022
(Payments on investments)/Proceeds from the sale of investments in property, plant and equipment and intangible assets, net	(8,992)	(8,585)	(7,659)
Government grants received	2	37	—
Dividends paid to non-controlling interests	(555)	(746)	(686)
Payments for commitments related to employee benefits	696	775	840
Payments of financed spectrum without explicit interest	—	—	(87)
Free Cash Flow excluding lease principal payments	n.a.	n.a.	7,430
Lease principal payments	n.a.	n.a.	(1,518)
Free Cash Flow	4,947	4,904	5,912
Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
During 2019, our Board of Directors met 12 times. As of February 20, 2020, our Board of Directors had met two times during 2020. As of February 20, 2020, our directors, their respective positions on our Board and the year they were first appointed were as follows:

Name	Age	First Appointed	Current Term Ends
Chairman
Mr. José María Álvarez-Pallete López (1)	56	2006	2021
Vice-Chairmen
Mr. Isidro Fainé Casas (1)(2)	77	1994	2020
Mr. José María Abril Pérez (1)(3)(6)	67	2007	2022
Mr. José Javier Echenique Landiríbar (1)(4)(7)	68	2016	2020
Members
Mr. Ángel Vilá Boix (1)	55	2017	2022
Mr. Juan Ignacio Cirac Sasturain (6)	54	2016	2020
Mr. Peter Erskine (1)(6)(7)	68	2006	2020
Ms. Sabina Fluxà Thienemann (7)	39	2016	2020
Ms. Carmen García de Andrés (4)(8)	57	2017	2021
Ms. María Luisa García Blanco (5)(7)	54	2018	2022
Mr. Jordi Gual Solé (2)(5)(6)	62	2018	2022
Mr. Peter Löscher (4)(6)	62	2016	2020
Mr. Ignacio Moreno Martínez (3)(4)(5)(8)	62	2011	2021
Ms. Verónica Pascual Boé (6)	41	2019	2023
Mr. Francisco Javier de Paz Mancho (1)(5)(7)(8)	61	2007	2022
Mr. Francisco José Riberas Mera	55	2017	2021
Ms. Claudia Sender Ramírez (8)	45	2019	2023
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
(4) Member of the Audit and Control Committee.
(5) Member of the Regulation and Institutional Affairs Committee.
(6) Member of the Strategy and Innovation Committee.
(7) Member of the Nominating, Compensation and Corporate Governance Committee.
(8) Member of the Sustainability and Quality Committee.
Board Committees
At February 20, 2020, the Committees of our Board of Directors and members thereof are as follows:
Executive Commission
Our Board of Directors has expressly delegated all of its authority and power to the Executive Commission except as prohibited by the Spanish Corporation Act, under our Articles of Association, or under our Board Regulations. This Commission is made up of fewer directors and meets more frequently than our Board of Directors. The members of the Executive Commission are Mr. José María Álvarez-Pallete López (Chairman), Mr. Isidro Fainé Casas, Mr. José María Abril Pérez, Mr. José Javier Echenique Landiríbar, Mr. Ángel Vilá Boix, Mr. Peter Erskine, Mr. Francisco Javier de Paz Mancho and Mr. Pablo de Carvajal González, as Secretary. During 2019, the Executive Commission met 16 times and, as of the date of this Annual Report, had met three times in 2020.
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
The Audit and Control Committee meets at least once per quarter and as many times as considered necessary. During 2019, the Audit and Control Committee met 14 times and, as of the date of this Annual Report, had met two times in 2020. The members of the Audit and Control Committee are Mr. Peter Löscher (Chairman), Mr. José Javier Echenique Landiríbar, Ms. Carmen García de Andrés and Mr. Ignacio Moreno Martínez. Our Board of Directors has determined that all the members of the Audit and Control Committee meet the requirements of an “audit committee financial expert” as such term is defined by the SEC.
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
The members of the Nominating, Compensation and Corporate Governance Committee are Mr. José Javier Echenique Landiríbar (Chairman), Mr. Peter Erskine, Ms. Sabina Fluxà Thienemann, Ms. María Luisa García Blanco and Mr. Francisco Javier de Paz Mancho. During 2019, the Nominating, Compensation and Corporate Governance Committee met 11 times, and as of the date of this Annual Report, it had met two times in 2020.
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
The members of the Regulation and Institutional Affairs Committee are Mr. Ignacio Moreno Martínez (Chairman), Ms. María Luisa García Blanco, Mr. Jordi Gual Solé and Mr. Francisco Javier de Paz Mancho. During 2019, the Regulation and Institutional Affairs Committee met 11 times, and as of the date of this Annual Report, the Committee had met two times in 2020.
Strategy and Innovation Committee
In 2016, the Strategy Committee and the Innovation Committee merged into a new Committee, the so-called Strategy and Innovation Committee. Without prejudice to any other tasks that the Board of Directors may assign thereto, the primary duty of this new Committee is to support the Board of Directors in the analysis and implementation of the global strategy policy of the Telefónica Group. The Strategy and Innovation Committee is also responsible for advising and assisting in all matters regarding innovation. Its main object is to examine, analyze and periodically monitor the Group’s innovation projects, provide guidance and help ensure the implementation and development of innovation initiatives across the Group. The members of the Strategy and Innovation Committee are Mr. Peter Erskine (Chairman), Mr. José María Abril Pérez, Mr. Juan Ignacio Cirac Sasturain, Mr. Jordi Gual Solé, Mr. Peter Löscher and Ms. Verónica Pascual Boé. The Strategy and Innovation Committee met nine times during 2019, and as of the date of this Annual Report, it had met two times in 2020.
Sustainability and Quality Committee
The Sustainability and Quality Committee (called Service Quality and Customer Service Committee until December 18, 2019) is responsible for, among other things, reviewing the strategies and policies relating to Telefónica's "Responsible Business" policy and "Customer Promise" policy, supervising the impact and risk analysis of its "Responsible Business" strategy and analyzing Telefónica Group's objectives, action plans and practices in the field of social and environmental responsibility. In addition, the Sustainability and Quality Committee supervises and coordinates, with the Audit and Control Committee, the reporting of non-financial information in the areas of social responsibility and sustainability.
The members of the Sustainability and Quality Committee are Mr. Francisco Javier de Paz Mancho (Chairman), Ms. Carmen García de Andrés, Mr. Ignacio Moreno Martínez and Ms. Claudia Sender Ramírez. During 2019 the Sustainability and Quality Committee met five times and, as of the date of this Annual Report, had met two times in 2020.
Biographies of Directors
Mr. José María Álvarez-Pallete López serves as the Chairman of our Board of Directors and Chief Executive Officer of the Company. He is currently a trustee of the Telefónica Foundation and he has served, from September 11, 2011, to September 2012, as Chairman of Telefónica Europe. He began his career at Arthur Young Auditors in 1987. In 1988, he joined Benito & Monjardín/Kidder, Peabody & Co. In 1995, he joined Compañía Valenciana de Cementos Portland, S.A. (Cemex) as head of the Investor Relations and Analysis department. In 1996, he was promoted to Chief Financial Officer of Cemex Group in Spain, and in 1998, to Chief Administration and Financial Officer of Cemex in Indonesia, headquartered in Jakarta, and he was appointed member of the Board of Cemex Asia, Ltd. In February 1999 he joined the Telefónica Group as General Manager of Finance for Telefónica International, S.A. In September of the same year he was promoted to Chief Financial Officer of Telefónica. In July 2002, he was appointed Chairman and Chief Executive Officer of Telefónica Internacional, S.A.U.; in July 2006 General Manager of Telefónica Latin America, and in March 2009, Chairman of Telefónica Latin America. He has been the Chairman of Telefónica Europa since September 2011 and a member of Telefónica, S.A.'s Board of Directors since July 2006. Since September 2012 and until April 2016, Mr. Álvarez- Pallete served as Chief Operating Officer. In 2016 he was appointed Chief Executive Officer of the Company. He has been awarded as ‘CFO Europe Best Practices’ at Mergers & Acquisitions in 2000, and in 2003 as Member of Merit of the Carlos III Foundation of the Iberian-American Forum. In July 2007, Mr. Álvarez-Pallete was appointed as "Gold Master in Executive Leadership" and in 2011, he received the Personality of the Year in Economics Award granted by the Spanish newspaper “El Economista”. In 2013 the Telecommunication Engineers Association awarded him with the Excellence Award of that same year, for his contribution to the development of telecommunications. In 2014, Mr. José María Álvarez-Pallete received Medalla Sorolla by the Hispanic Society of America and he was named “Innovative Corporate Leader of the Year” by the Latin Trade magazine. In 2016, he was named the "Best CEO" in Spain by Forbes Magazine and in 2019 he received the "Manager of the Year" award in the Large Corporations category granted by the Asociación Española de Directivos, and was chosen “Business Leader of the Year” by the Spain-US Chamber of Commerce. Mr. Álvarez-Pallete holds a degree in Economics from the Complutense University in Madrid. He also studied Economics at the Université Libre i Belgique and holds an International Management Program degree from the Pan-American Institute of Executive Business Administration (IPADE) and a Diplome of Advanced Studies (DEA) from the Department of Financial Economics and Accounting of the Complutense University of Madrid.
Mr. Isidro Fainé Casas serves as Vice-Chairman of our Board of Directors. For over 40 years, Mr. Fainé has worked in several financial institutions, including amongst others: Banco Atlántico, S.A., (1964), Banco de Asunción (Paraguay) (1969), Banca Riva y García, S.A. (1973), Banca Jover, S.A. (1974), and Banco Unión, S.A. (1978). In 1982, he joined "la Caixa" as Deputy Executive General Manager, subsequently taking on various positions of responsibility. In April 1991, he was appointed Deputy Executive Managing Director and in 1999 rose to General Manager of the bank, before becoming Chairman from June 2007 to June 2014. He was also a member of the Board of Directors of CaixaBank since 2000, presiding from 2009 until his resignation in 2016. Mr. Fainé is currently Chairman of the Board of Trustees of the Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona “la Caixa”, of Criteria Caixa, S.A.U., and of the Spanish Confederation of Savings Banks (CECA). He is also Chairman of the World Savings Banks Institute (WSBI). Additionally, he is Deputy Chairman of the European Savings Banks Group (ESGB). Furthermore, he is a member of the Boards of Directors of the Bank of East Asia and of the Suez Environment Company. He is currently the Chairman of the Spanish Confederation of Executives (CEDE), the Spanish Chapter of the Club of Rome and the Círculo Financiero. He is also Trustee of the Museo Nacional del Prado Foundation and the Carlos Slim Foundation. In 2018, he was appointed Honorary Chairman of Naturgy Energy Group, S.A. Mr. Fainé holds a Doctorate degree in Economics, a Diploma in Senior Management from IESE Business School and an ISMP certificate in Business Administration from Harvard University. He is a member of the Royal Academy of Economics and Finance and of the Royal Academy of Doctorate Holders.
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
Mr. José Javier Echenique Landiríbar serves as Vice-Chairman of our Board of Directors. Mr. Echenique has been a Board Member and General Director of Allianz-Ercos as well as a General Director of BBVA Group, where he was responsible for wholesale business like Global Investment Banking or Global Corporate Banking among others. He has also been Member of the Board of Directors of Repsol, S.A., Celestics Holding, S.L. and Telefónica Móviles, S.A. Mr. Echenique was President of Banco Guipuzcoano as well as member of the Board of Sevillana de Electricidad, S.A., Acesa, Hidroeléctrica del Cantábrico, Corporation IBV and Metrovacesa. Furthermore, he has served as a member of the Board of Corporación Patricio Echeverría, Grupo BBVA Seguros, Grupo Edhardt, Uralita, Grupo Porres (Mexico) and Abertis Infraestructuras, S.A. Mr. Echenique is currently Vice-President of the Board of Directors of Banco Sabadell, S.A. He is also a Board Member of ACS Actividades de Construcción y Servicios, S.A., ACS Servicios, Comunicaciones y Energía, S.L., Grupo Empresarial ENCE, S.A., Telefónica Móviles México, S.A. de C.V, and Telefónica Audiovisual Digital, S.L.U. He is also Trustee of the Novia Salcedo Foundation, a Board member of the Deusto Business School and a member of the Círculo de Empresarios Vascos and of the McKinsey Advisory Council. He holds degrees in Economics and Actuarial Sciences from Basque Country University (UPV), where he was a professor of Social Security’s Quantitative Techniques of the Economic Sciences School of Bilbao for several years.
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
Mr. Juan Ignacio Cirac Sasturain serves as a Director of our Board of Directors. Mr. Cirac began his career as full professor at the Applied Physics Department of Castilla La Mancha University, after which he became a research associate at the Joint Institute for Laboratory Astrophysics of the University of Colorado (1993-1994). In 1996, he was tutoring at Institut für Theoretische Physik of Leopold Franzens Univesität Innsbruck, until 2001, when Mr. Cirac became Director of the Theory Division of Max-Planck Institut für Quantenoptik and a member of the Max Planck Society. Since 2002, he held the title of Honorarporfessor at Technical University of Munich and during 2014 and 2015 Mr. Cirac was the Managing Director if the Technical University of Munich. Since 2019, he is Co-Director of the Munich Quantum Science and Technology Center. Since 2016, Mr. Cirac is a Director of International Max-Planck Research School Quantum Science and Technology. Among other activities, he is a member of the Advisory Council of Fundación La Caixa, a member of the Advisory Board of the Institute for the Interdisciplinary Information Sciences at Tsinghua University, and a member of the Advisory Board of the Russian Quantum Center since 2012. Mr. Cirac is also a member of the Advisory Board of Annalen der Physik, as well as of the Review Panel, QSIT, of the Swiss National Science Foundation. He has received several awards, such as the Hamburg Prize for Theoretical Physics, the Medal of Honor of Fundación García Cabrerizo or the Wolf Prize in Physics. He holds degree in Theoretical Physics from Universidad Complutense de Madrid as well as a Ph.D. in Physics from this university. He is specialized in Theoretical Quantum Optics, Quantum Information, Atomic Physics, and Quantum Many-Body Physics.
Mr. Peter Erskine serves as a Director of our Board of Directors. He began his career in the field of marketing in Polycell and in Colgate Palmolive. He worked for several years at the Mars Group, serving as Vice-Chairman for Europe of Mars Electronics. In 1990, he was appointed Vice-Chairman of Marketing and Sales of Unitel. From 1993 to 1998, he held a number of senior positions, including Director of BT Mobile and President and Chief Executive Officer of Concert. In 1998, he became Managing Director of BT Cellnet. Subsequently, in 2001, he became Chief Executive Officer and a Director of the Board of Directors of O2 Plc (now Telefónica Europe, Plc). In 2006, he became Executive Chairman of Telefónica Europe, Plc (until December 31, 2007, after which he became a Non-Executive Director). In January 2009, he joined the Board of Ladbrokes Plc. as a Non-Executive Director until December 2015, becoming Chairman in May 2009. He stood down from the Board in December 2015, having taken a lead role in the merger of Ladbrokes PLC with Gala Coral Group. He has been a member of the Supervisory Board of Telefónica Deutschland Holding AG since 2016 and he also chairs the charity Brainstorm which is focused on funding research into brain tumors. Mr. Erskine holds a degree in Psychology from Liverpool University and an Honorary Doctorate from the University of Reading.
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
Ms. Carmen García de Andrés serves as a Director of our Board of Directors. Ms. García joined PricewaterhouseCoopers (Coopers & Lybrand Legacy) in 1985, where she held several positions. Thereafter, she held various leadership positions at Ladwell -Abogados y Asesores Fiscales as well as at PwC. She has been representative of the Spanish brand at the International Specialist Group in Indirect Taxation for more than six years. Between 2004 and 2007, she was the Managing Partner of the Gran Consumo, Distribución, Industria y Servicios Group of Madrid with more than 30 experts in legal and taxation areas, and responsible for the Diversity Program, Women in PwC between 2005 and 2007. She has been member since 2006 of the Trust of Tomillo Foundation, and in March 2008 became the Managing Director of this non-profit institution and its Executive Chairwoman in 2014. She currently serves as Chairwoman of the Tomillo Tietar Foundation and as a member of its Trust, member of the Trust of the Young Business Spain Foundation, Treasurer of the Asociación Española de Fundaciones (AEF), member of the Trust of Secretariado Gitano and Xavier de Salas Foundations, as well as a member of the Board of Directors of the collective initiative "Juntos por el empleo de los más desfavorecidos". Founder and member of the Trust of "Aprendiendo a ser" Foundation since December 2018. She holds a degree in Economic and Business Sciences from the Comillas Pontifical University, ICADE.

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
Mr. Jordi Gual Solé serves as a Director of our Board of Directors. Mr. Gual joined “la Caixa” group in 2005 and has served as Chairman of CaixaBank since 2016. Previously, he was the Head of Strategic Planning and Studies for CaixaBank and Director General of Planning and Strategic Development for CriteriaCaixa. He has also served as economics advisor to the European Commission’s Directorate-General for Economic and Financial Affairs and as a visiting professor at the University of California, Berkeley. Currently he is a member of the Supervisory Board of Erste Group Bank, Chairman of FEDEA, Vice-President of the Círculo de Economía and of the Foundation "Cotect para la Innovación", and he serves on the boards of the CEDE Foundation, Real Instituto Elcano and the Barcelona Mobile World Capital Foundation. In 2019 he was given the Insignia de Oro by the Instituto Español de Analistas Financieros, in 1999 he was awarded the research prize from the European Investment Bank and in 1979 he was awarded an special award as part of his degree in Economics and Business Sciences. He has been also a Fulbright Scholar. He holds a PhD in Economics from the University of California, Berkeley, and he is a professor of economics at the IESE Business School and a Research Fellow at the Centre for Economic Policy Research (CEPR) in London.
Mr. Peter Löscher serves as a Director of our Board of Directors. Mr. Löscher was the President of Global Human Health and a member of the Executive Board of Merck & Co., CEO of GE Healthcare Bio – Sciences and a member of GE’s Corporate Executive Council. He was also COO and a member of the Board of Amersham Plc. He held a senior leadership position in Aventis and Hoeschst. Mr. Löscher is former Chairman of the Supervisory Board of OMV AG, Austria. From 2014 to 2016, he was the CEO of Renova Management AG. In the past, he was also a member of the Supervisory Board of Deutsche Bank AG and Chairman and CEO of Siemens AG, among others. Currently, Mr. Löscher is Chairman of the Board of Directors of Sulzer AG, member of the Board of Thyssen-Bornemisza Group AG, Switzerland, and a no-executive member of the Board of Directors of Doha Venture Capital LLC, Qatar. He is also Honorary Professor at Tongi University Shangai and he holds the Grand Decoration of Honor in Gold of the Republic of Austria, the Order of Friendship of the Russian Federation and is a Knight Commander of the Order of Civil Merit of Spain. Mr. Löscher studied Economics at Vienna University of Economics, where he also received his MBA, and Business at the Chinese University of Hong Kong. He completed the Advanced Management Program (AMP) at Harvard Business School and an Honorary Doctorate of Engineering from Michigan State University and is a Doctor Honoris Causa of Slovak University of Engineering in Bratislava.
Mr. Ignacio Moreno Martínez serves as a Director of our Board of Directors. Previous positions include head of Corporate Banking and Private Equity at Banco de Vizcaya, Banco Santander de Negocios, and Mercapital. He also served as Deputy General Manager of Corporate and Institutional Banking at Corporación Bancaria de España, S.A. – Argentaria, Chief Executive Officer of Desarrollo Urbanístico Chamartín, S.A., and Chairman of Argentaria Bolsa, Sociedad de Valores. In addition, he served as General Manager of the Chairman’s Office at Banco Bilbao Vizcaya Argentaria, S.A., CEO of N+1 Private Equity and CEO of Vista Capital Expansión, S.A.,

SGECR (Private Equity). Until October 2016 Mr. Moreno was CEO of Metrovacesa, S.A. Previously, he held the Presidency of said company. Mr. Moreno is currently Chairman of Metrovacesa, S.A. and member of the Board of Roadis Transportation Holding, S.L.U., and General Alquiler de Maquinaria, S.A. (GAM). He is also Senior Advisor of Apollo Investment Consulting Europe LTD for Spain. Mr. Moreno holds a degree in Economics and Business Studies from the University of Bilbao, and a Master’s degree in Marketing and Sales Management from the Instituto de Empresa and an MBA from INSEAD.
Ms. Verónica Pascual Boé serves as a Director of our Board of Directors. Ms. Pascual began her professional career at the international level in the strategic management department of Human Resources of the multinational industrial group Bouygues. In 2004, she joined the family firm ASTI, where she held different positions in the management of this company (technical management and sales management departments). At the end of 2006, she was appointed General Manager and in 2008 she decided to acquire the company. She has previously held various positions, including: Promoter and Founder of Burgos Digital Innovation Hub, through ASTI of DIHBU (2018); President of the Industry Working Group 4.0 of the Castile and Leon Government (2016-2018); President of the Industry Committee 4.0 and Vice President of Talent Development of AMETIC (2016-2018); Member of the Advisory Council of the Quality Agency of the University System (2015-2016); Member of the Advisory Council of EAE Business School (2015-2016); Member of the Governing Council of APD Castile and Leon (2014-2015); Member of the Board of Directors of Empresa Familiar Castile and Leon (2001-2013). Ms. Pacual is an entrepreneur who leads a group of companies involved in digital transformation headed by ASTI Mobile Robotics Group, a company with affiliates in Spain, France, Germany, and the United States, engaged in the supply of autonomous vehicle systems for the automation of industrial processes in sectors such as the automotive, food, cosmetics, pharmaceuticals, and retail. Ms Pascual is also a Director of the company General Alquiler de Maquinaria, S.A. (GAM). Ms. Pacual has a degree in Aeronautical Engineering from the Polytechnic University of Madrid, a Master in Business Administration (MBA) from the College des Ingenieurs de Paris and an Executive Master in Positive Leadership and Strategy (EXMPLS) from IE Business School. She also has several postgraduate qualifications from INSEAD, Stanford, and Harvard Business School.
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
Mr. Francisco José Riberas Mera serves as a Director of our Board of Directors. He started his professional career at the Gonvarri Group, where he became Director of Corporate Development and Chief Executive Officer. Mr. Riberas has been the Chief Executive Officer of Gestamp Automoción since its incorporation. Currently, Mr. Riberas is the Executive Chairman of Gestamp Automoción. He also serves as a member of the management team of certain companies of the Gestamp Group and the ACEK Group, including companies belonging to Gonvarri Group, Acek Renewables Energy and Inmobiliaria Acek Group. He also serves as a member of the Board of Directors of CIE Automotive, General Alquiler de Maquinaria, S.A. (GAM) and Sideacero Group. Furthermore, he is Chairman of the Instituto de la Empresa Familiar and collaborates with the Endeavor foundation, among others. Mr. Riberas holds a Degree in Law (1987) and in Economics and Business Administration (1988) from Comillas Pontifical University (ICADE E-3).
Ms. Claudia Sender Ramírez serves as a Director of our Board of Directors. She has held various positions in, among others, the following companies: (i) Latam Airlines Group where she served as Vice President, Chief Customer Officer (2017-2019), CEO of LATAM Brazil (2013-2017), Vice President of LATAM Brazil (2011-2013);

(ii) Whirlpool, S.A. where she served as Vice President of Marketing (2009-2011), Divisional Director of Marketing (2007-2009), and Director of Strategic Planning (2005-2007); and (iii) Bain & Company Brazil where she served as a consultant specialising in Strategy and Marketing (1998-2005). Currently, Ms. Sender is a Director of LafargeHolcim Ltd (since 2019); Director of Gerdau, S.A. (since 2019); Director of Yduqs University, formerly known as Estácio (since 2019); and Director of Amigos do Bem (since 2019), a Brazilian NGO dedicated to the eradication of poverty in the Northwest of Brazil. Ms. Sender has a degree in Chemical Engineering from the Polytechnic School of the University of São Paulo, and an MBA from Harvard Business School in Boston.
Terms and Conditions of Executive Directors' Contracts
The contracts signed with the Executive Directors are for an indefinite term and include a non-competition clause. This clause implies that, once the relevant contract has been terminated and during the valid term of the clause (two years after the termination of the contract for any reason), the Executive Directors may not indirectly or directly render their services themselves or through others, either on their own behalf or through third parties, to Spanish or foreign companies that engage in the same or similar business activities as the Telefónica.
Regarding the conditions related to the termination of the contracts, the Executive Chairman, Mr. José María Álvarez-Pallete López, and the Chief Operating Officer (“Consejero Delegado”), Mr. Ángel Vilá Boix, have the same terms and conditions as in their previous contracts, which specify agreed severance pay for termination of the relationship, when appropriate, which may amount to a maximum of four annual payments. Each annual payment consists of the last fixed remuneration and the arithmetic mean of the sum of the last two instances of the annual variable remuneration paid pursuant to the contracts.
The contracts that currently regulate the performance of the Executive Directors’ duties and responsibilities are of a commercial nature and include clauses that are included in these kinds of contracts in normal practice. These contracts have been proposed by the Nominating, Compensation and Corporate Governance Committee and approved by the Board of Directors.
In addition to the prior notice and severance pay conditions explained in the previous point, a summary is provided below of the main terms and conditions of the Executive Directors’ contracts:

Executive Chairman and Chief Operating Officer
Term	Indefinite
Prior notice
There is an obligation to provide prior notice in the event of the contract being terminated due to a unilateral decision adopted by the Chief Operating Officer, being stipulated that he must notify the unilateral decision in writing with at least three months’ prior notice, except in cases of force majeure. If this obligation is not fulfilled, he must pay the company an amount equivalent to the Fixed Remuneration for the period of prior notice not observed.

Exclusivity
The contracts prohibit during the term thereof the signing (whether directly or through intermediaries) of any employment, commercial or civil contracts with other companies or institutions that engage in activities similar in nature to those of Telefónica.

Non-competition clause
The contract states the relationship is compatible with holding representative, administrative and management posts and other professional positions in other companies in the Telefónica Group or in any other undertakings unrelated to the company when expressly notified to the Nominating, Compensation and Corporate Governance Committee and the Board of Directors.
In addition, it states that the relationship is incompatible, during the term of the clause (two years after the termination of the contract for any reason) with directly or indirectly rendering services, on an employed or self-employed basis, by themselves or through third parties, to any Spanish or foreign companies that engage in activities identical or similar to those of Telefónica.

Confidentiality
While the relationship remains in force and also after the termination thereof, there is a duty of confidentiality regarding any information, data and any kinds of reserved and confidential documents they have knowledge of or to which they have had access as a result of holding their positions.

Compliance with the regulatory system
The contracts include the obligation to abide by the rules and obligations set out within Telefónica’s regulatory system, which are contained, among other regulations, in the Board of Directors Regulations and Telefónica’s Internal Stock Market Conduct Regulations.

Executive Officers/Management Team
At February 20, 2020, our executive management team consisted of the following individuals:

Name	Position	Appointed	Age
Mr. José María Álvarez-Pallete López	Chairman of the Board of Directors and Chief Executive Officer	2016	56
Mr. Ángel Vilá Boix	Chief Operating Officer	2017	55
Mr. Pablo de Carvajal González	General Secretary, Secretary of the Board of Directors and Director Global of Regulation	2018	56
Ms. Laura Abasolo García de Baquedano	Chief Finance and Control Officer	2017	47
Mr. Eduardo Navarro de Carvalho	Chief Strategy and Corporate Affairs Officer	2019	57
Mr. Juan Francisco Gallego Arrechea	General Manager of Internal Audit	2016	53
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
Ms. Laura Abasolo García de Baquedano is the Chief Finance and Control Officer of Telefónica, S.A. She started her professional career at Goldman Sachs International, in the area of Investment Banking in Europe. She joined Telefónica in 1999 as the Management Control Officer at Terra Networks, S.A., where she was also a member of the Executive Committee. In July 2005, she assumed the role of Management Control Officer at Telefónica, S.A. and in December 2007, she became Planning, Budgets and Management Control Officer. In March 2014, she joined the Executive Committee of Telefónica, S.A. and also assumed the responsibility for the Simplification Office. In 2016, she became responsible for the Consolidation and Accounting Policies, and Tax divisions of the company. In July 2017, she is appointed Chief Finance and Control Officer of Telefónica, S.A. Since November 2019, this area also integrates the Procurement and Supply Chain division and, since February 2020, the Corporate Development division and Fonditel. Since November 2019 she is responsible of Telefónica Hispam. Ms. Abasolo is a Member of the Supervisory Board of Telefónica Deutschland AG since 2015 and Chairperson since May 2018 and until March 31, 2020. She holds a Degree in Economics and Business Administration by Deusto Business School and an MBA in International Businesses by the Norwegian School of Economics and Business Administration.
Mr. Eduardo Navarro de Carvalho is the Chief Strategy and Corporate Affairs Officer of Telefónica, S.A., which also includes Comms, Brand, Sustainability and Investor Relations. He began his career as an engineer in the Brazilian operation of ARBED, a steel and iron producer. Before joining the Telefónica Group, he was a consultant at McKinsey & Co., where he led Telecommunications and Infrastructure projects in Latin America, Europe and Africa. Eduardo joined Telefónica in 1999, as Vice-President of Corporate Strategy and Regulatory Affairs for Telefónica Brazil. Before assuming his current position, Eduardo was President and CEO of Telefônica Brasil | Vivo; before that Eduardo held key global positions in the Telefónica Group, including Chief Commercial Digital Officer (CCDO) and Director of Strategy and Business Development. He was also Director of Strategic Planning and Regulatory Affairs for Telefónica Internacional. Eduardo holds a Metallurgical Engineering degree from the Federal University of Minas Gerais, Brazil.

Mr. Juan Francisco Gallego Arrechea is the General Manager of Internal Audit of the Telefónica Group since 2016. He began his career in Arthur Andersen, where he specialized in audit and financial consulting for business groups. In June 2000, he joined the Telefónica Group working as Director of Consolidation and Accounting Policies and serving, from 2009, as Chief Accounting Officer. Mr. Gallego is a speaker and member of work teams in several master programs, conferences and courses on the matter of audit, consolidation and accounting practices held by regulators, private institutions and universities. He obtained a degree in Economic Science at Universidad Complutense in Madrid.
B. Compensation
Please see Note 29(g) and Appendix II to our Consolidated Financial Statements for information on the compensation paid to members of our Board of Directors and Executive Officers/Senior Management Team during the year 2019.
Incentive Plans
Please see Note 27 to our Consolidated Financial Statements.
C. Board Practices
Please see “—Directors and Senior Management” above.
D. Employees
Please see “Headcount” in Note 26 to our Consolidated Financial Statements.

On September 27, 2019, Telefónica Spain signed the 2nd Collective Agreement of Related Companies (CEV), wholly backed by the largest labor unions. The overall resources plan that was approved is based on:

•
Evolution of the Collective Agreement of Related Companies, in order to have a framework of employment stability with greater flexibility and continue advancing on work-life balance and diversity, including, among other proposals, an “Individual Suspension Plan” which is entirely voluntary for the year 2019 (with the same conditions as the previous one).

•
Training, reskilling and upskilling plan which enables to improve the capacities and take advantage of the potential of the current staff, focusing on new business needs (digitization, robotization and processes automation) which will enable generation of additional efficiencies.

The present value of the payment flows of the Plan, together with the update of the estimates of the previous plan and the provision for the training plan resulted in expenses amounting to 1,732 million euros before taxes, reflected in "Personnel expenses" of the accompanying consolidated income statement for the year 2019.
In 2015, Telefónica de España, S.A.U., Telefónica Móviles España, S.A.U. and Telefónica Soluciones de Informática y Comunicaciones de España, S.A.U. signed the first Collective Agreement of Related Companies (CEV). This agreement contemplated, among other elements, a plan of measures for individual suspension of the employment relationship in 2016 and 2017 (the Individual Suspension Plan). In December 2016, the CEV was extended until 2018, by virtue of the provisions of this same agreement. In 2016, the expense relating to the forecast payments to meet the commitments resulting from the extension of this program was recognized. A total of 789 million euros were recorded for the Individual Suspension Plan in 2016.
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
E. Share Ownership
At February 20, 2020, the following members of our Board of Directors beneficially owned directly or indirectly an aggregate of 9,612,677 shares, representing approximately 0.185% of our capital stock.

Name or corporate name of director	Number of direct voting rights	Number of indirect voting rights	% of total voting rights
Mr. José María Álvarez-Pallete López	1,452,093	—	0.028
Mr. Isidro Fainé Casas	595,382	—	0.012
Mr. José María Abril Pérez	245,446	315,473	0.011
Mr. José Javier Echenique Landiríbar	121,488	50,712	0.003
Mr. Ángel Vilá Boix	380,158	—	0.007
Mr. Juan Ignacio Cirac Sasturain	—	—	—
Mr. Peter Erskine	42,733	—	0.001
Ms. Sabina Fluxà Thienemann	—	—	—
Ms. Verónica Pascual Boé	—	—	—
Ms. Carmen García de Andrés	704	—	—
Ms. María Luisa García Blanco	—	30,000	0.001
Mr. Jordi Gual González	—	—	—
Mr. Peter Löscher	145,000	—	0.003
Mr. Ignacio Moreno Martínez	18,311	—	—
Mr. Francisco Javier de Paz Mancho	64,862	—	0.001
Mr. Francisco José Riberas Mera	—	6,150,315	0.118
Ms. Claudia Sender Ramírez	—	—	—
At February 20, 2020, members of our executive management team (excluding members of our Board of Directors listed above) beneficially owned an aggregate of 251,958 of our shares, representing approximately 0.005 of our capital stock.
None of our directors or executive officers beneficially owned shares representing one percent or more of our share capital at February 20, 2020.
None of our directors and executive officers held options in respect of shares representing one percent or more of our share capital at February 20, 2020.
Please see Note 27 to our Consolidated Financial Statements for information on our share-based payment plans.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
General
At February 20, 2020, we had 5,192,131,686 shares outstanding, each having a nominal value of 1.00 euro per share. All outstanding shares have the same rights.
At February 19, 2020, according to information provided to us or to the Spanish National Securities Commission (Comisión Nacional de Mercado de Valores or the “CNMV”), beneficial owners of 3% or more of our voting stock were as follows:

Name of Beneficial Owner	% of shares carrying voting rights		% of voting rights through financial instruments		% of total voting rights
	Direct	Indirect	Direct	Indirect
Banco Bilbao Vizcaya Argentaria, S.A.(1)	5.16	0.02	0.00	0.00	5.18%
CaixaBank, S.A.(2)	5.00	0.01	0.00	0.00	5.01%
BlackRock, Inc.(3)	0.00	5.03	0.00	0.18	5.21%

(1)
Based on the information provided by Banco Bilbao Vizcaya Argentaria, S.A. as at December 31, 2019 for our 2019 Annual Report on Corporate Governance. The indirect shareholding is held by BBVA Seguros, S.A. de Seguros y Reaseguros.

(2)
Based on information provided by CaixaBank, S.A. as at December 31, 2019 for our 2019 Annual Report on Corporate Governance. The indirect shareholding is held by Vidacaixa, S.A. de Seguros y Reaseguros.

(3)
On December 27, 2019, BlackRock, Inc. notified the CNMV that its shareholding in Telefónica's share capital was 5.211%. On February 6, 2020 BlackRock, Inc. filed Schedule 13G/A with the SEC notifying that its shareholding in Telefónica's share capital was 5.7%.

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
B. Related Party Transactions
During 2017, 2018 and 2019 and through the date of this Annual Report, the Directors and senior executives did not enter into any transaction with Telefónica, S.A. or any Telefónica Group company other than those in the Group’s normal trading activity and business.
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
Please see Note 11 to our Consolidated Financial Statements for further information.
Related Party Transactions with Significant Shareholders
Two of our major shareholders are financial institutions (see “—Major Shareholders—General” above). We have entered into related party transactions with both companies within our ordinary course of business, and always on arm’s-length terms. During 2019 and through the date of this Annual Report, the executed transactions were generally loans, capital markets or derivative transactions provided to us by these financial institutions and agreements for us to provide telecommunications and broadband services to such institutions.
Please see Note 11 to our Consolidated Financial Statements for further information.
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
At December 31, 2019, as recorded in our parent company accounts, we loaned a total of 3,608 million euros (5,976 million euros at December 31, 2018) to companies of the Telefónica Group while companies of the Telefónica Group and their associates loaned us a total of 54,633 million euros (56,466 million euros at December 31, 2018), of which 11,159 million euros (12,094 million euros at December 31, 2018) was loaned to us by Telefónica Europe, B.V. and 35,814 million euros (35,039 million euros at December 31, 2018) was loaned to us by Telefónica Emisiones S.A.U., our financing subsidiaries devoted to raising funds in the capital markets, 7,068 million euros (8,748 million euros at December 31, 2018) was loaned by us to Telfisa Global, B.V., our financing subsidiary charged with centralizing and managing the cash pooling of our subsidiaries in Latin America, Europe and the United States and 592 million euros (585 million euros at December 31, 2018) was loaned to us by Telefónica Participaciones, S.A.U.

C. Interests of Experts and Counsel

Not applicable.
Item 8. Financial Information
A. Consolidated Financial Statements
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
The following unresolved legal proceedings or those underway in 2019 are highlighted (see Note 25 to the Consolidated Financial Statements for details of tax-related cases).
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
Claim of consumers association "FACUA" against Telefónica de España, S.A.U in connection with the increase of the price of Movistar Fusión
On September 5, 2016, notification was given to Telefónica de España of a claim filed against it by the consumers association ("FACUA"). Through such claim, the association exercised an action to protect consumers' and users' collective interests stipulated in articles 11 of the Civil Procedure Act (Ley de Enjuiciamiento Civil) and 24.1 of the Consumer and Users Protection Act (Ley General de Defensa de los Consumidores y Usuarios) on the basis of alleged disloyalty towards the consumers, arising from the raising of the prices of the product "Movistar Fusión" from May 5, 2015, by an amount of 5 euros per month. The claim contained a declaratory statement stating that disloyalty arose from misleading advertising regarding the price rise, and a prohibitory injunction requesting that Telefónica de España be ordered not to apply such price rise and to prohibit its future application to all customers who became customers of Movistar Fusión prior to May 5, 2015. It contained, as well, a third statement, requesting Telefónica de España to be condemned to repay the excess amounts collected as a result of the rise in prices to those customers who had chosen to maintain the service contracted, together with accrued interest on such amount.
The claim was filed for an undetermined amount, given the impossibility of determining a priori the total amount of the claim. On October 28, 2016, Telefónica de España filed its response.
On April 5, 2017, the Court ruled in favor of Telefónica de España, upholding the objection of unsuitable action and ordering the dismissal of the action. FACUA appealed that ruling.
On September 21, 2018, the Court of Appeals dismissed the appeal filed by FACUA, confirming the first instance resolution in favor of Telefónica. The ruling is final.

Decision by the High Court regarding the acquisition by Telefónica of shares in Český Telecom by way of a tender offer
Venten Management Limited ("Venten") and Lexburg Enterprises Limited ("Lexburg") were minority shareholders of Cesky Telecom. In September 2005, both companies sold their shares to Telefónica in a mandatory tender offer. Subsequently, Venten and Lexburg, in 2006 and 2009, respectively, filed actions against Telefónica claiming a higher price than the price for which they sold their shares in the mandatory tender offer.
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
On February 14, 2019, notification was given to Telefónica of the resolution of the Supreme Court which, based on the extraordinary appeal filed by Telefónica, abolished the decision of the High Court in Prague dated August 5, 2016 and remanded the case back to the High Court.
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
In general terms, the items in dispute were the amounts that TASA charged on behalf of Entel soon after having taken possession as a licensee of the telecom service (i.e., the consumptions charges for telecom services from prior customers of Entel, either billed or unbilled, but pending payment at the time of the privatization). Entel also challenged the commissions that TASA discounted to Entel in exchange for the service of collection of fees on behalf of Entel. Additionally, Entel also claimed several credits received by TASA, which allegedly belonged to Entel and had not been transferred to TASA in the privatization process.
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
On March 26, 2019, the Court of First Instance finally ruled to approve the liquidation that ENTEL had submitted for an amount of 1,689 million Argentine pesos (approximately 35 million euros). TASA appealed that ruling before the Court of Appeals.
Appeal against the resolution of ANATEL to sanction Telefônica Brasil for breaches of the Fixed Telephony Regulation
In May 2018, Telefónica filed a judicial action for annulment against a resolution issued by ANATEL (the National Telecommunications Agency of Brazil) in March 2018 concluding the PADO (“Processo Administrativo para Apuração de Descumprimento de Obrigações” or Administrative Process for Determination of Non-compliance with Obligations) investigating alleged infractions of the Fixed Telephony Regulation by Telefônica Brasil.
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
The fine imposed by ANATEL and appealed by Telefônica Brasil is approximately 211 million reals (approximately 48 million euros), which amounted to approximately 505 million reals after currency value updates and accrued interests as of December 31, 2019 (approximately 112 million euros).
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
As of the date of this Annual Report, there has not been conciliation and the proceeding is following its normal course.
ICSID Arbitration Telefónica, S.A. vs. Republic of Colombia
In the local arbitration brought by Colombia against Colombia Telecomunicaciones (“ColTel”), on July 25, 2017, the local arbitration tribunal ordered ColTel to pay 470 million euros as economic compensation for the reversion of assets related to voice services in relation to the concession granted between 1994 and 2013.
On August 29, 2017, ColTel’s share capital was increased in order to make the payment ordered by the local arbitral award; Telefónica, S.A. contributed and disbursed an amount equivalent to 67.5% of the award’s amount (317 million euros) and the Colombian Government contributed an amount equivalent to the remaining 32.5% (153 million euros).
On February 1, 2018, Telefónica, S.A. filed a Request for Arbitration against Colombia at the International Centre for Settlement of Investment Disputes ("ICSID"), which was formally registered on February 20, 2018.
The ICSID Court was constituted on February 26, 2019, with José Emilio Nunes Pinto as President, Horacio A. Grigera Naón appointed by Telefónica, S.A., and Yves Derains appointed by Colombia.
Colombia filed Preliminary Objections on Jurisdiction on August 5, 2019. Telefónica, S.A. responded to Colombia’s objections in its Claimant’s Memorial on September 23, 2019, in which it also requested that Colombia pay compensation for damages caused to Telefónica, S.A.

On October 23, 2019, Colombia submitted its Complementary Objections on Jurisdiction as well as a request for Bifurcation, to which Telefónica, S.A. responded on November 29, 2019.
On January 24, 2020, the Court dismissed the request for Bifurcation presented by Colombia, ordering the continuation of the proceeding. A decision on the merits of Telefónica, S.A.’s claim is pending.
(b) Tax Proceedings
Inspections in the tax group in Spain
In July 2019, new inspection proceedings were initiated for several of the companies belonging to Tax Group 24/90, of which Telefónica, S.A. is the dominant company. The concepts and periods being audited are: Corporate Income Tax for the years 2014 to 2017 and Value Added Tax, Withholdings income Tax for the second half of 2015 and from 2016 to 2018.
In relation to the inspection proceeding of Corporate Income Tax for years 2008 to 2011, on January 23, 2019 Telefónica was notified of a resolution issued by the Spanish Central Economic-Administrative Tax Court (Tribunal Económico-Administrativo Central) which partially upheld the claims brought by Telefónica against the assessments relating to the 2008-2011 Corporate Income Tax Audit.
On March 15, 2019, Telefónica announced that it had been notified of an Execution Notice issued by the Agencia Estatal de Administración Tributaria in connection with the Spanish Central Economic-Administrative Tax Court resolution (which had partially upheld the claims filed by Telefónica against the assessments pertaining to the 2008-2011 Corporate Income Tax Audit). Said Execution Notice ordered a 702 million euros refund to Telefónica, pertaining to overpayments made in those tax years, which was paid to Telefónica at that date. Telefónica filed an appeal with the Central Economic-Administrative Tax Court against the Execution Notice. Such appeal was resolved favorably to Telefónica's interests on June 13, 2019, resulting in a new refund of 201 million euros related to compensating interests which was recorded as Corporate income tax in the 2019 income statement. Telefónica received this payment in July.
In relation to the inspection proceedings of Corporate Tax for the years 2005 to 2007 and 2008 to 2011, which ended in 2012 and 2015, respectively, Telefónica continues to dispute the criteria used for the accounting of Net Operating Losses and deductions. The case is pending before the National Audience.
As a result of the ongoing inspection process and the pending tax years to be inspected, it is not considered that there is a need to recognize additional liabilities in the financial statements of Telefónica S.A.
Telefónica Brazil
State taxes
The Telefónica Group is involved in a range of tax litigation in Brazil over direct and indirect taxes (including those relating to GVT). This includes a number of appeals relating to ICMS tax (a tax similar to VAT, levied on telecommunications services). There is a dispute with the Brazilian tax authorities over which services should be subjet to this tax.
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
All related procedures are being contested in all instances (administrative and court proceedings). The aggregate amount of the relevant proceedings, updated to take into account interest, fines and other items, is approximately 15,460 million Brazilian reals (approximately 3,416 million euros at the exchange rate of December 31, 2019, see Note 24 to the Consolidated Financial Statements). Telefónica Brazil has obtained independent expert reports supporting its position, i.e. that the aforesaid services are not subject to ICMS.
Federal taxes
In addition, there are possible contingencies in relation to the federal taxes amounting to 9,895 million Brazilian reals as of December 31, 2019 (approximately 2,186 million euros at the exchange rate of such date), including mainly those related to the tax amortization in the years 2011 to 2014 of the goodwill originated in the acquisition and subsequent merger of Vivo with Telefónica Brasil (tax inspections from 2016 to 2018). These proceedings are at the administrative stage and no provisions have been made since the potential risk associated with them has been classified as "not probable" and Telefónica Brazil has received independent expert reports that support this view.
Telefónica del Perú
With regard to tax matters in Peru, litigation continues over corporate income tax for 2000 and 2001, payments on account for the year 2000, recoverable balances for 1998 and 1999, and the interest and penalties that should apply to these.
In August 2015, the court of second instance handed down a ruling partially upholding the position of Telefónica del Perú, ruling in its favor on three of the five objections filed by the tax authorities and appealed before the courts, relating, inter alia, to corporate income tax for 2000-2001 (among others). This dispute accounts for more than 75% of the total amount under litigation, with the objections relating to insolvency provisions, interest on borrowing and leases of space for public telephones.
With regard to these tax matters, in July 2019 Telefónica del Perú received notification of two rulings of the Supreme Court on the contentious administrative appeals of the 2000 and 2001 financial years. These rulings do not definitively resolve some of the main issues that both litigation deal with when partial nullity of the previous rulings is declared, and therefore the issues must be returned back to the Superior Court, lower instance, to be judged again.
However, to the extent that there have been some adjustments over which the judgments are pronounced (positively for the Company in relation to the deductibility of the rental of public spaces and negative in the case of the deductibility of certain financial charges), the Company recorded in its financial statements of 2019 an additional provision of 580 million Peruvian soles (approximately 154 million euros at the exchange rate as of December 31, 2019).
In addition, in January 2020 Telefónica del Perú received notification of Supreme Court ruling regarding insolvency provisions, annulling, as for the year 1998, the ruling of the court of second instance for 2000-2001 and returning the case to the court of first instance for it to pass judgment on the matter again.
Therefore, all settlements carried out by SUNAT for 2000 and 2001 financial years are still pending of the final ruling in the judicial phase.
Regarding these ruling, the Group and its external attorneys consider that there are solid arguments to defend their position, both in relation to the insolvency provisions and in relation to the interest in the administrative phase and to recoverable balances for 1998 and 1999.
Given the sentences and rulings handed down in June and August 2015, the Group recognized a provision in the 2015 consolidated financial statements, provision that at December 31, 2019 reached, plus interest accrued and the additional provision recognized in 2019, a total amount of 2,355 million Peruvian soles (approximately 633 million euros at the exchange rate of December 31, 2019). See Note 24 to the Consolidated Financial Statements
Tax deductibility of financial goodwill in Spain
The tax regulations added article 12.5 to the Corporate Income Tax Law, which came into force on January 1, 2002. The article regulated the deductibility of tax amortization of financial goodwill arising from the acquisition of non-Spanish companies, which could be amortized over 20 years at 5% per annum.
Following the entry into force of the Laws 9/2011 of August 19, 2011 and 16/2013 of October 29, 2013, the amount of goodwill amortization deductible for tax purposes under article 12.5 for the years 2011 to 2015 was reduced from 5% to 1%. The effect is temporary because the 4% not amortized for five years (20% in total) will be recovered extending the deduction period from the initial 20 years to 25.
The Telefónica Group, under this regulation, has been amortizing for tax purposes the financial goodwill from its investments, both direct and indirect, in O2, BellSouth and Coltel (prior to December 21, 2007) and Vivo (acquired in 2010). The positive accumulated effect of the corresponding settlements of corporate income tax from 2004 to the closing of December 31, 2019, was 1,552 million euros.
In relation to this tax incentive, the European Commission (EC) has in recent years commenced three proceedings against the Spanish State, as it deems that this tax benefit could constitute an example of state aid. Although the EC itself acknowledged the validity of the tax incentive for those investors that invested in European companies for operations carried out before December 21, 2007 in the first decision, and before May 21, 2011 for investments in other countries in the second decision, in its third decision issued on October 15, 2014 it calls into question the applicability of the principle of legitimate expectations in the application of the incentive for indirect acquisitions, whatever the date of acquisition may have been.
There are also doubts in the Spanish Courts about the classification of the incentive as a deduction and its maintenance in the case of subsequent transmission.
As of the date of this Annual Report, the three decisions continue to be subject to a final ruling. The first two were initially annulled by two judgments of the General Court of the European Union, which were appealed by the EC to the Court of Justice of the European Union and sent again to the General Court in December 2016, which ruled on November 15, 2018, confirming the applicability of the principle of legitimate expectations, but considered the "goodwill amortization" as state aid not compatible with the common market. The third decision remains pending a judgment from the court of first instance.
Notwithstanding the above, the "Tax and Customs Control Unit of the Spanish Tax Authority" (Dependencia de Control Tributario y Aduanero de la Agenica Tributaria), in compliance with the obligation set out in the EC Decision (EU) 2015/314, recovered the amounts that had been deducted in connection with the amortization of goodwill for the indirect acquisition of non-resident companies from 2005 to 2015, and in November of the same year, it initiated the recovery procedure for goodwill relating to years 2016 to 2018. The recovery of such amounts is provisional, pending the final rulings on the appeals brought against the three decisions. The amount paid by Telefónica in March 2019, after offsetting outstanding tax credits (tax losses carryforward and deductions) amounted to 1.4 million euros.
Notwithstanding the fact that the company understands that the principle of legitimate expectations in relation to this tax incentive applies, in relation to tax-amortized goodwill through the purchase of some companies for which the applicability of the legitimate expectations principle is questioned, mainly VIVO, the Group has decided to continue provisioning the amount of the goodwill amortized for tax purposes, amounting to 352 million euros as of December 31, 2019 (283 million euros as of December 31, 2018).
Years open for inspection
Years open for inspection in the Group companies
The years open for review by the tax inspection authorities for the main applicable taxes vary from one consolidated company to another, based on each country’s tax legislation, taking into account their respective statute-of-limitations periods. In Spain the taxes from 2014 onwards are open to inspection.
In the other countries in which the Telefónica Group has a significant presence, the years open for inspection by the relevant authorities are generally as follows:

•	The last twelve years in Germany.

•	The last seven years in United Kingdom.

•	The last seven years in Argentina.

•	The last five years in Brazil, Mexico, Uruguay and the Netherlands.

•	The last six years in Colombia (except for years in which there were tax losses that are then used to offset tax charges, in which case the period is extended to 12 years).

•	The last four years in Peru and Costa Rica

•	Since 2016, the statute of limitation in Venezuela is six years.

•	The last three years in Chile, Ecuador, El Salvador and the United States.
The tax inspection of the open years is not expected to give rise to additional material liabilities for the Group.
(c) Other Proceedings
As of the date of this Annual Report, the Group is currently cooperating with governmental authorities (and, where appropriate, conducting the relevant internal investigations) regarding requests for information potentially related, directly or indirectly to possible violations of applicable anti-corruption laws. Telefónica believes that, considering the size of the Group, any potential penalty as a result of matters relating to those specific information requests would not materially affect the Group's financial condition.
Dividend information and shareholders’ return
Dividend background
The table below sets forth the annual dividends declared per share and the year to which such dividends correspond. Generally, the dividend for a given year is paid in two tranches, one in the second-half of the relevant year and the other during the first half of the following year.

Year ended December 31,	Dividends per share (euro)
2019 (1)	0.40
2018 (2)	0.40
2017 (3)	0.40
2016 (4)	0.55
2015 (5)	0.75
(1) Company’s shareholder remuneration in 2019 consists of paying a dividend of 0.40 euros per share. A cash dividend of 0.20 euros was paid on December 19, 2019. The second tranche of the dividend of 0.20 euros per share will be paid in cash in the second quarter of 2020.
(2) Company’s shareholder remuneration in 2018 consists of paying a dividend of 0.40 euros per share. A cash dividend of 0.20 euros was paid on December 20, 2018. The second tranche of the dividend of 0.20 euros per share will be paid in cash in the second quarter of 2019.

(3)
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

Payments of any future dividends will be dependent on the Group’s earnings, cash generation, solvency, liquidity and flexibility to make strategic investments, all of which may be influenced by a variety of factors. See “Cautionary Statement Regarding Forward-Looking Statements.”
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

For a description on treasury shares, see Note 17 (h) to our Consolidated Financial Statements.

B. Significant Changes
No significant change has occurred since the date of the Consolidated Financial Statements other than those mentioned in this Annual Report or our Consolidated Financial Statements.
Item 9. The Offering and Listing
A. Offer and Listing Details
General
Our ordinary shares, nominal value 1.00 euro each, are currently listed on each of the Madrid, Barcelona, Bilbao and Valencia stock exchanges and are quoted through the Automated Quotation System under the symbol “TEF.” Our ADSs are listed on the New York Stock Exchange and the Lima Stock Exchange under the symbol "TEF".
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
At December 31, 2019, 103,770,041 of our shares were held in the form of ADSs by 579 holders of record, including Cede & Co., the nominee of Depository Trust Company (“DTC”). The number of ADSs outstanding was 111,467,821 at December 31, 2018.
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
Description of Our Capital Stock
Description of share capital
At February 20, 2020, our issued share capital consisted of 5,192,131,686 ordinary registered shares with a nominal value of 1.00 euro each.
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
We publish notices of all ordinary and extraordinary general shareholders’ meetings in one of the more widely circulated newspapers in Spain and on the website of the Spanish Securities and Exchange Commission (Comisión Nacional del Mercado de Valores (the “CNMV”)), and on our web site in due time pursuant to the Spanish Corporation Act, being on a general basis at least one month before the relevant meeting. Furthermore, the Board of Directors may publish notices in other media, if deemed appropriate to ensure the public and effective dissemination of the notice meeting.

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
At December 31, 2019, we held 77,562,635 shares of treasury stock, representing 1.49385% of our capital stock. At December 31, 2018, we held 65,496,120 shares of treasury stock, representing 1.26145% of our capital stock. As a part of our shareholders’ remuneration policy, we have implemented various share buyback programs since 2003. For further description about our shareholders’ return, see “Item 8. Financial Information—Dividend Information and Share Buyback Programs.”
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

C. Material Contracts

Agreement related to the Sale of Customer Relationship Management (“CRM”) Business, Atento
As a result of the sale agreement of Atento by Telefónica, announced on October 12, 2012, and ratified on December 12, 2012, both companies signed a Master Service Agreement which regulates Atento’s relationship with the Telefónica Group as a service provider for a period of nine years and which has been amended on May 16, 2014, on November 8, 2016, on May 11, 2018 and on November 28, 2019. This period was extended only for Spain and Brazil in November 2016, for two additional years until 2023.
By virtue of this agreement, Atento became Telefónica’s preferred Contact Center and Customer Relationship Management (“CRM”) service provider, stipulating annual commitments in terms of turnover which is updated based on inflation and deflation that vary from country to country, pursuant to the volume of services Atento has been providing to the entire Group. Effective January 1, 2017, the minimum volume commitments that Telefónica must comply with have significantly decreased for Brazil and Spain. Additionally, from January 1, 2019 a new reduction of the minimum commitment has been agreed, in this case only for Spain.
Failure to meet the annual turnover commitments in principle results in the obligation to the counterparty, to pay additional amounts, which would be calculated based on the difference between the actual amount of turnover and the predetermined commitment, applying a percentage based on the Contact Center’s business margin to the final calculation.
Notwithstanding the above, as a consequence of the amendment signed with the Atento Group on May 11, 2018, from January 1, 2018 the payment obligation for failure to meet the annual turnover commitment continues to be calculated every year but will only be liquidated upon termination of the agreement. Such payment will only be due if the balance is in favor of Atento after adding certain amounts agreed between the parties and deducting an annual percentage of the Atento Group’s sales to the Telefónica Group.
The Master Agreement sets forth a reciprocal arrangement, whereby Atento assumes similar commitments to subscribe certain telecommunications services from Telefónica.
Agreement for the sale of a minority stake in Pontel Participaciones, S.L.
On July 27, 2018, Telefónica transferred to a company of the Pontegadea Group ("Pontegadea") 16.65% of the share capital of Pontel Participaciones, S.L. ("Pontel") (a subsidiary of Telefónica), which in turn owns 60% of the share capital of Telxius Telecom, S.A. ("Telxius"), for a total consideration of 378.8 million euros, which implies a price of 15.2 euros per share of Telxius.
The direct participation of 16.65% in the share capital of Pontel is equivalent, in economic terms, to an indirect participation of 9.99% in the share capital of Telxius.
Additionally, on the same date, Telefónica, Pontegadea and Pontel entered into a shareholders’ agreement that regulates the relationship of Telefónica and Pontegadea as shareholders of Pontel, consistent with the shareholders’ agreement entered into among Telefónica, an entity managed by Kohlberg Kravis Roberts & Co. (KKR) and Telxius in October 2017.
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
The award was granted for a total amount of 2,940 million euros, at an identical price of 980 million euros for each of the three seasons, which represents a slight decrease compared to the last season of the previous cycle. Telefónica, as the operator of these broadcasting rights for the 2019-2022 cycle, has the right to decide, design and develop the broadcasting contents, which carry the Movistar hallmark for the 2019-2020 season.

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
On January 11, 2019 the definitive agreement on such broadcasting rights was signed.
Agreement for the sale of Telefónica Móviles Guatemala
On January 24, 2019, Telefónica Centroamérica Inversiones, S.L. (a subsidiary of Telefónica, 60% of which is owned, directly or indirectly, by Telefónica and 40% of which is owned, directly or indirectly, by Corporación Multi Inversiones, S.A.) reached an agreement with América Móvil, S.A.B de C.V. for the sale of 100% of Telefónica Móviles Guatemala, S.A., a company providing fixed and mobile communications services in Guatemala, for an amount (enterprise value) of 333 million dollars, approximately 293 million euros as of the date of the agreement.
The closing of the transaction took place on the same day, January 24, 2019.
Agreement for the sale of Telefónica El Salvador
On January 24, 2019, Telefónica Centroamérica Inversiones, S.L. (a subsidiary of Telefónica 60% of which is owned, directly or indirectly, by Telefónica and 40% of which is owned, directly or indirectly, by Corporación Multi Inversiones, S.A.) reached an agreement with América Móvil, S.A.B de C.V. for the sale of 99.3% of Telefónica Móviles El Salvador, S.A., a company providing fixed and mobile communications services in El Salvador, for an amount (enterprise value) of 315 million dollars, approximately 277 million euros as of the date of the agreement.
The closing of the transaction is subject to the pertinent regulatory approvals. As of the date of this Annual Report, such conditions have not been met.
Agreement for the sale of Telefónica Móviles Panamá
On February 20, 2019, Telefónica Centroamérica Inversiones, S.L. (a subsidiary of Telefónica, 60% of which is owned, directly or indirectly, by Telefónica and 40% of which is owned, directly or indirectly, by Corporación Multi Inversiones, S.A.) reached an agreement with Millicom International Cellular, S.A. for the sale of 100% of Telefónica Móviles Panamá, S.A., a company that provides fixed and mobile communication services in Panamá, for an amount (enterprise value) of 650 million dollars, approximately 573 million euros at the exchange rate as of the date of the agreement.
The closing of the transaction took place on August 29, 2019 for an amount of 594 million dollars, approximately 536 million euros at the exchange rate as of such date.
Agreement for the sale of Telefonía Celular de Nicaragua
On February 20, 2019, Telefónica Centroamérica Inversiones, S.L. (a subsidiary of Telefónica, 60% of which is owned, directly or indirectly, by Telefónica and 40% of which is owned, directly or indirectly, by Corporación Multi Inversiones, S.A.) reached an agreement with Millicom International Cellular, S.A. for the sale of 100% of Telefonía Celular de Nicaragua, S.A., a company that provides fixed and mobile communication services in Nicaragua, for an amount (enterprise value) of 430 million dollars, approximately 379 million euros at the exchange rate as of the date of the agreement.
The closing of the transaction took place on May 16, 2019 for an amount of 437 million dollars, approximately 390 million euros at the exchange rate as of such date.
Agreement for the sale of Telefónica de Costa Rica
On February 20, 2019, Telefónica, S.A. reached an agreement with Millicom International Cellular, S.A. for the sale of 100% of Telefónica de Costa Rica TC, S.A., a company that provides fixed and mobile communication services in Costa Rica, for an amount (enterprise value) of 570 million dollars, approximately 503 million euros at the exchange rate as of the date of the agreement.
The closing of the transaction is subject to the pertinent regulatory conditions and will take place once such conditions are satisfied. As of the date of this Annual Report, such conditions have not been met.
Agreement for the sale of a portfolio of Data Centers
On May 8, 2019, Telefónica reached an agreement for the sale of a portfolio of 11 data centers located in seven jurisdictions (Spain, Brazil, the United States, Mexico, Peru, Chile and Argentina) to a company controlled by Asterion Industrial Partners SGEIC (currently, Nabiax, S.A.), for a total amount of 550 million euros to be paid at the time of effective transfer.
At the same time as this sale, agreements were entered into with Nabiax to provide IT services to Telefónica Group, allowing Telefónica to continue providing IT services to its customers, in accordance with its previous commitments. Such service provision agreements have an initial term of ten years and include minimum consumption commitments in terms of capacity. These commitments are consistent with the Group's expected consumption volumes, while prices are subject to review mechanisms based on inflation and market reality.
On July 24, 2019, Telefónica transferred nine data centers located in six jurisdictions (Spain, Brazil, Mexico, Peru, Chile and Argentina) to the buyer for a total amount of 472 million euros.
In addition, on December 18, 2019, after obtaining the appropriate authorizations, Telefónica transferred one data center located in the United States for a total amount of 43 million euros.
The transfer of one additional data center is still pending.
Wholesale Access Services Agreement with AT&T Mexico
On November 21, 2019, Pegaso PCS, S.A. de C.V. (“Telefónica Mexico”) and AT&T Comunicaciones Digitales, S. de R.L. de C.V. (“AT&T Mexico”) entered into a Wholesale Access Services Agreement (“Wholesale Agreement”), under which AT&T Mexico will provide wholesale wireless access to Telefónica Mexico on 3G, 4G and any other future technology available on Mexico.
The Wholesale Agreement has a minimum duration of eight years, renewable for additional consecutive periods of three years. Such Wholesale Agreement establishes a gradual migration of Telefónica Mexico’s traffic to AT&T Mexico's access network over the first three years of the agreement.
As such migration is carried out, Telefónica México’s wireless access infrastructure will be turned off and, consequently, Telefonica México will no longer use the licensed spectrum which it has used in the past to operate its network.
The new operating model of Telefónica Mexico is expected to generate operational and financial efficiencies with an estimated annual positive impact on cash flow of around 230 million euros from year three, and an estimated reduction in net debt of around 500 million euros.
There is no assurance that these estimates will be met. See “Cautionary Statement Regarding Forward-Looking Statements.”

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

E. Taxation
The following is a general summary of the material Spanish and U.S. federal income tax consequences to U.S. Holders described below of the ownership and disposition of shares or ADSs. This summary is based upon Spanish and U.S. tax laws (including the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed U.S. Treasury regulations, rulings, judicial decisions and administrative pronouncements), and the Convention Between the United States of America and the Kingdom of Spain for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, signed February 22, 1990, along with the related Protocol (the “Treaty”), all as of the date hereof and all of which are subject to change or changes in interpretation, possibly with retroactive effect. In addition, the summary is based in part on representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement or any other related agreements will be performed in accordance with its terms.
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
Passive foreign investment company rules
Telefónica believes that it was not a PFIC for U.S. federal income tax purposes for its 2019 taxable year. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that Telefónica will not be considered a PFIC for any taxable year. If Telefónica were treated as a PFIC for any taxable year during which a U.S. Holder owned a share or ADS, certain adverse tax consequences could apply to the U.S. Holder.
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
We have appointed Citibank, N.A. to act as Depositary for the Telefónica ADSs. Citibank will, as provided in the Deposit Agreement, arrange for the mailing of summaries in English of such reports and communications to all record holders of the ADSs of Telefónica. Any record holder of Telefónica ADSs may read such reports and communications or summaries thereof at Citibank’s office located at 388 Greenwich Street, 6th Floor, New York, New York 10013.
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

•
Liquidity risk: arises due to a mismatch between financing needs (including operating and financial expenses, investment, debt redemptions and dividend commitments) and sources of finance (including revenues, divestments, credit lines from financial institutions and capital market transactions). The cost of finance could also be affected by movements in the credit spreads (over benchmark rates) demanded by lenders.

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
For a more detailed description on quantitative and qualitative disclosures about market risks see Note 19 to our Consolidated Financial Statements.
Item 12. Description of Securities Other Than Equity Securities
D. American Depositary Shares
The Depositary of our ADR program is Citibank, N.A., and the address of its principal executive office is 388 Greenwich Street, 6th Floor, New York, New York 10013.
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
The Depositary has agreed to reimburse or pay on behalf of Telefónica, S.A., certain reasonable expenses related to our ADS program and incurred by us in connection with the program (such as NYSE listing fees, legal and accounting fees incurred in connection with the preparation of Form 20-F and ongoing SEC compliance and listing requirements, distribution of proxy materials, investor relations expenses, etc.). The Depositary has covered all such expenses incurred by us during 2019 for an amount of 3.9 million dollars. The amounts the Depositary reimbursed or paid are not perforce related to the fees collected by the depositary from ADS holders.
As part of its service to us, the Depositary has agreed to waive certain expenses for the standard costs associated with the administration of our ADS program for the year ended December 31, 2019.

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
There are, as described below, inherent limitations to the effectiveness of any internal control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.
 Management’s Annual Report on Internal Control over Financial Reporting
The management of Telefónica is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Telefónica’s internal control system is designed to provide reasonable assurance as to the reliability of financial reporting and the preparation of the published consolidated financial statements under generally accepted accounting principles. For Telefónica, generally accepted accounting principles refer to International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).
Telefónica’s internal control over financial reporting includes those policies and procedures that:
(1) Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
(2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS as issued by the IASB, and that receipts and expenditures of the Group are being made only in accordance with authorizations of management and directors; and
(3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Telefónica’s assets that could have a material effect on the consolidated financial statements.
 Any internal control system, no matter how well designed, has inherent limitations, including the possibility of human error and the circumvention or overriding of controls and procedures, which may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with the policies or procedures may deteriorate over time.
 Telefónica management assessed the effectiveness of Telefónica’s internal control over financial reporting as of December 31, 2019. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in the Internal Control - Integrated Framework ("COSO 2013 framework”). Based on its assessment and those criteria, Telefónica management believes that at December 31, 2019, Telefónica’s internal control over financial reporting was effective based on those criteria.
Report of the Independent Registered Public Accounting Firm
Telefónica’s independent registered public accounting firm, PricewaterhouseCoopers Auditores, S.L., has issued a report both on the consolidated financial statements as of and for the year ended December 31, 2019 and on the effectiveness of the company’s internal control over financial reporting. The report is included on page F-2.

Changes in Internal Control Over Financial Reporting
There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15(d) or 15d-15(d) under the Exchange Act that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Item 16. [Reserved]
Item 16A. Audit Committee Financial Expert
Our Board of Directors has determined that all the members of the Audit and Control Committee (i.e., Mr. Peter Löscher (Chairman), Mr. José Javier Echenique Landiríbar, Ms. Carmen García de Andrés and Mr. Ignacio Moreno Martínez) meet the requirements of an “audit committee financial expert” as such term is defined by the SEC.
Item 16B. Code of Ethics
Telefónica is governed by a code of business conduct and ethics called the Telefónica Business Principles. The Business Principles are binding on all employees globally, including senior officers, in their daily operations and on the Company in its relations with its stakeholders. All employees have an obligation to complete the Responsible Business Principles Course once every two years. In 2019, 93% of Telefónica’s workforce completed the Responsible Business Principles Course.
The standards set forth in the Telefónica Business Principles cover ethical issues such as honesty and trust, respect for the law, integrity and the respect of human rights, transparency of information, fiscal transparency, fair competition, political neutrality, as well as how these ethical principles should be implemented in our relationships with our stakeholders: employees, customers, shareholders, suppliers and the communities we work in. Issues covered, amongst other, are professional development, diversity, labor rights, compensation, health and safety, communications and advertising, corporate governance, risk management, protection to shareholders, anti-corruption, conflicts of interest, environmental protection, privacy and data protection, commitment to the societies in which operate and responsible management of the supply chain, etc.
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
Please see Note 29(e) to our Consolidated Financial Statements.
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

Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
At December 31, 2019, we held 77,562,635 shares of treasury stock, representing 1.49385% of our capital stock. At December 31, 2018, we held 65,496,120 shares of treasury stock, representing 1.2615% of our capital stock. These treasury shares are directly owned by Telefónica, S.A.
The below table shows the purchases of Telefónica shares made by or on behalf of Telefónica or any affiliated purchaser during 2019. These purchases were made in open-market transactions and none of the shares were purchased under a publicly announced plan or program.

Period of Fiscal Year	Total Number of Shares Purchased	Average Price Paid per Share (euro)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased under the Plans or Programs
January 1 to January 31	—	—	—	—
February 1 to February 28	—	—	—	—
March 1 to March 31	—	—	—	—
April 1 to April 30	—	—	—	—
May 1 to May 31	11,483,446	7.15	—	—
June 1 to June 30	—	—	—	—
July 1 to July 31	—	—	—	—
August 1 to August 31	2,550,000	6.77	—	—
September 1 to September 30	—	—	—	—
October 1 to October 31	—	—	—	—
November 1 to November 30	—	—	—	—
December 1 to December 31	—	—	—	—
Total	14,033,446	7.08	—	—

Item 16F. Change in Registrant’s Certifying Accountant
Not applicable.

Item 16G. Corporate Governance
Corporate governance guidelines
In Spain, companies with securities listed on a Spanish Stock Exchange are expected to follow the Good Governance Code of Listed Companies (the “Code”) published in February 2015, which contains corporate governance and shareholder disclosure recommendations. Spanish listed companies are required by law to publish an Annual Report on Corporate Governance and a Report on the Compensation Policy of the Board of Directors. Additionally, Spanish listed companies are required to publish their corporate governance information on their websites. We base our corporate governance procedures on the recommendations of the Code. As part of our corporate governance procedures, we have adopted regulations for our Board of Directors that govern, among other things, director qualification standards, responsibilities, compensation, access to management information, the Board of Directors’ purpose and each of our Board Committee’s purpose and responsibilities. Moreover, we have a Regulation of the General Shareholders’ Meeting that aims to reinforce its transparency, providing shareholders with a framework guaranteeing and facilitating exercise of their rights. Additionally, we also have regulations for the Audit and Control Committee and for the Nominating, Compensation and Corporate Governance Committee. The Annual Report on Corporate Governance published by us provides a detailed explanation of our corporate governance procedures and explains the role and duties of our Board of Directors and Board Committees. Our Annual Report on Corporate Governance and the Report on the Compensation Policy of the Board of Directors of Telefónica, S.A. are available on our website at www.telefonica.com. None of the information contained on our website is incorporated in this Annual Report.
Committees
We have an Executive Commission. The Board of Directors delegates all its powers to an Executive Commission, except those that cannot be delegated by law, by our bylaws, or by the Regulations of the Board of Directors. The Executive Commission provides for greater efficiency and effectiveness in the execution of tasks, since it meets more often than the Board of Directors. The Executive Commission shall report to the Board in a timely manner on the matters dealt with and the decisions adopted at the meetings thereof, with a copy of the minutes of such meetings made available to the members of the Board (according to Article 21.C of the Regulations of the Board of Directors). The Executive Commission shall consist of the Chairman of the Board of Directors, once appointed as a member of the Executive Commission, and not less than three or more than ten Directors, appointed by the Board of Directors. The Board of Directors shall seek to have External Directors constitute a majority over the Executive Directors.
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
We have had a Nominating, Compensation and Corporate Governance Committee since 1997, which is composed of five external directors. The functions, composition and competencies of this Committee are regulated by the Board of Directors’ Regulations and by the Regulations of the Nominating, Compensation and Corporate Governance Committee and are very similar to those required by the NYSE. The Nominating, Compensation and Corporate Governance Committee shall consist of not less than three directors appointed by the Board of Directors. All members of the Committee must be external directors and the majority thereof must be independent. The chairman of the Nominating, Compensation and Corporate Governance Committee, who shall in all events be an independent director, shall be appointed from among its members.
Additionally we have a Regulation and Institutional Affairs Committee, a Sustainability and Quality Committee (called Service Quality and Customer Service Committee until December 18, 2019), and a Strategy and Innovation Committee. The functions, composition and competencies are regulated by the Board of Directors’ Regulations.

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
Non-Executive Director Meetings
Pursuant to the NYSE listing standards, non-executive directors of U.S.-listed companies must meet on a regular basis without management present and the company must disclose a method for any interested parties to communicate directly with the non-executive directors. As a group, our non-executive directors do not meet formally without management present. Nevertheless, each of the Audit and Control Committee, the Nominating, Compensation and Corporate Governance Committee, the Regulation and Institutional Affairs Committee, the Sustainability and Quality Committee (called Service Quality and Customer Service Committee until December 18, 2019), and the Strategy and Innovation Committee is composed exclusively of non-executive directors, thus giving each of these committees, the chance to analyze and discuss any matter related to our management, within its respective area of responsibility.
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
Item 18. Financial Statements

Please see pages F-6 through F-195.
Item 19. Exhibits

Exhibit Number	Description
1.1	Amended and Restated bylaws (English translation)*
2.1	Description of registrant's securities
4.1	Agreement for the Sale and Purchase of Customer Relationship Management business, Atento, dated October 11, 2012 **
4.3	2018 Long-Term Incentive Plan Terms***
8.1	Subsidiaries of Telefónica (see Note 1 to the Consolidated Financial Statements and Appendix I thereto)
12.1	Certification of José María Álvarez-Pallete López, Chairman and Chief Executive Officer of Telefónica, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Laura Abasolo García de Baquedano, Chief Finance and Control Officer of Telefónica, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of PricewaterhouseCoopers Auditores, S.L.
101	Interactive Data File

*	Incorporated by reference to Telefónica’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017.
**	Incorporated by reference to Telefónica’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012.
***	Incorporated by reference to Telefónica’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018.

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
Date: February 20, 2020

Consolidated Financial Statements

Telefónica, S.A. and subsidiaries composing the Telefónica Group.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Telefónica, S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Telefónica, S.A. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019. This matter is also described in the “Critical Audit Matters” section of our report.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Goodwill Impairment Assessment

As described in Notes 3 and 7 to the consolidated financial statements, the Company´s consolidated goodwill balance was €25,403 million at December 31, 2019 arising from business combinations completed in the countries in which the Company operates. Management conducts impairment tests for goodwill at least annually or more frequently, if events or circumstances indicate the carrying amount may not be fully recoverable. Separate tests are carried out for each cash-generating unit to which the goodwill relates. Management calculates the recoverable amount of each cash-generating unit as the higher of fair value less cost to sell and value in use. In determining value in use, the projected cash flows are based on the strategic plans approved by the Board of Directors. Management’s cash flows projections involved significant judgements when considering key assumptions such as long-term OIBDA margin, long-term capital expenditure ratio, discount rates and perpetuity growth rates which would be significantly affected by the future trends in the economic, competitive, regulatory and technological environment in each of the countries in which the Company operates. As described in Note 7, an impairment loss of €206 million was recognized during the year on the goodwill related to Telefonica Argentina cash-generating unit as a result of the worsening of macroeconomic conditions in that country and specific factors in the local market. As described in Note 7, the recoverable amounts of Telefonica Argentina and Telefonica Peru cash-generating units show an increased risk of impairment due to changes in the key assumptions.

The principal considerations for our determination that performing procedures relating to goodwill impairment assessment is a critical audit matter are there were significant judgments made by management when developing the assessment of the recoverable amount of the cash-generating units. This in turn led to a high degree of auditor judgement and effort in evaluating management’s key assumptions, including long-term OIBDA margin, long-term capital expenditure ratio, discount rates and perpetuity growth rates.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the determination of the recoverable amount of the Company’s cash-generating units. These procedures also included, among others, testing management’s process for developing the fair value less cost to sell or value in use estimates; evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the significant assumptions used by management, including long-term OIBDA margin, long-term capital expenditure ratio, discount rates and perpetuity growth rate. Evaluating whether the significant assumptions used by management were reasonable involved evaluating (1) the current and past performance of the cash-generating units, (2) the degree of fulfilment of the budget versus the strategic plan approved in the previous year, (3) the consistency with external market and industry data, (4) performing sensitivity analysis, and (5) evaluating the sufficiency of the

Company’s goodwill impairment disclosures. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and certain significant assumptions, including the discount rates.

Revenue Recognition (Unbilled Revenue)

As described in Note 3 to the consolidated financial statements, revenue recognized by the Company arises from various telecommunications products and services that may be sold separately or bundled in packages. For bundled packages that include multiple elements management determines whether it is necessary to separate the separately identifiable elements and apply the corresponding revenue recognition policy to each element. Total package revenue is allocated among the identified elements based on their respective standalone selling prices. Company's revenue recognition relies significantly on its information systems and technological structure, which includes the use of a large number of systems in the Group companies’ operations; furthermore, the Company has continued implementing plans to transform some of the systems that support relevant revenue processes. When the revenue billing cycle does not align with the account closing date, management must use estimates to determine the amount to be recognized for services rendered and not yet billed at the year-end. As disclosed in Note 14, as of December 31, 2019 unbilled revenue was €2,680 million. These estimates are based on data obtained from different sources and revenue streams processed by the information systems and historical information.

The principal considerations for our determination that performing procedures relating to unbilled revenue is a critical audit matter are the complexity of the process used by management for estimating recognized revenue rendered and not yet billed, given the diversity of data sources, revenue streams and the number of systems involved. This in turn led to a high degree of audit subjectivity and effort in designing and performing audit procedures to evaluate whether the unbilled revenue estimates are recognized properly.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to revenue recognition, including controls over the determination of estimated unbilled revenue and IT general controls over the main systems involved in the process. These procedures also included, among others, (1) assessing the reasonableness of the criteria employed by management to estimate revenue rendered and not yet billed including the accuracy of the underlying data, (2) testing billings completed following the year-end for consistency with the estimates made, and (3) testing revenue transactions and evaluating the corresponding audit evidence. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s processes and systems used in the revenue process.

Tax and regulatory litigations in Telefonica Brasil

As described in Notes 3, 24 and 25 to the consolidated financial statements, the Company has recognized €348 million and €253 million related to tax and regulatory liabilities in Telefonica Brasil for the resolution of pending litigation when management determines that a loss is probable and the amount of the loss can be reasonably estimated. No liability for an estimated loss is accrued in the consolidated financial statements for unfavorable outcomes when, after assessing the information available, management concludes that it is not probable that a loss has been incurred in any of the pending litigation. In notes 24 and 25, the Company discloses contingencies when management concludes no loss is probable but it is reasonably possible that a loss may be incurred, and for income tax pending litigations, is probable that the taxation authority will accept the uncertain tax treatment.

The principal considerations for our determination that performing procedures relating to tax and regulatory litigations in Telefonica Brasil is a critical audit matter are there were significant judgments by management when assessing the amount and the likelihood of a loss being incurred, which in turn led to a high degree of auditor judgment and effort in evaluating management’s assessment of the loss contingencies associated with litigation claims.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s evaluation of litigation claims in Telefonica Brasil, including determination process whether a loss is probable or not and whether the amount of loss can be reasonably estimated. These procedures also included, among others, (1) obtaining and evaluating the letters of audit inquiry with internal and external legal counsels, (2) evaluating the reasonableness of management’s assessment regarding whether an unfavorable outcome is reasonably possible or probable and reasonably estimable, and (3) evaluating the sufficiency of the Company’s litigation contingency disclosures. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s assessment regarding whether an unfavorable outcome is reasonably possible or probable.

First-time adoption of IFRS 16 - Leases

As described in Notes 2 and 3 to the consolidated financial statements, the Company adopted the IFRS 16 - Leases as effective dated January 1, 2019. The Company transitioned to IFRS 16 using the modified retrospective approach. The comparative information for prior-year periods was not restated. The adoption of this new standard gave rise to right of use assets of €7,616 million and lease liabilities of €7,600 million as of January 1, 2019. As described by management in Note 2, the adoption was complex due to factors such as the high number of contracts affected, the diversity of data sources, the customization of systems to map all the leases information and management’s judgement to determine the lease terms and the estimation of discount rates.

The principal considerations for our determination that performing procedures relating to the first-time adoption of IFRS 16 - Leases is a critical audit matter are the degree of complexity of the process due to the volume of contracts, data sources and systems involved in recognizing the amount of right-of-use assets and lease liabilities based on the judgment to determine the lease terms and the estimated discount rates. This in turn led to a high degree of auditor subjectivity and effort in performing the procedures designed to evaluate the first-time adoption of IFRS 16 - Leases.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the first-time adoption of IFRS 16 - Leases. These procedures also included, among others, (1) assessing the accounting policies employed by management in the determination, calculation and accounting of leases under this standard, as well as the practical solutions employed, (2) testing the completeness and accuracy of the lease contracts identified and recorded in the systems, (3) evaluating the assumptions utilized by management such as the lease terms and discount rates, and (4) evaluating the appropriateness of the Company’s disclosures. Professionals with specialized skill and knowledge were used to assist in the evaluation of the reasonableness of the discount rates. This matter is also described in the Change in Accounting Principle section of our report.

/s/ PricewaterhouseCoopers Auditores, S.L.

Madrid, Spain

February 20, 2020

We have served as the Company’s auditor since 2017.

Consolidated Statements of financial position
Millions of euros	Notes	2019	2018
ASSETS
A) NON-CURRENT ASSETS		94,549	90,707
Intangible assets	(Note 6)	16,034	16,856
Goodwill	(Note 7)	25,403	25,748
Property, plant and equipment	(Note 8)	32,228	33,295
Rights of use	(Note 9)	6,939	—
Investments accounted for by the equity method	(Note 10)	140	68
Financial assets and other non-current assets	(Note 12)	7,123	7,109
Deferred tax assets	(Note 25)	6,682	7,631
B) CURRENT ASSETS		24,328	23,340
Inventories	(Note 13)	1,999	1,692
Receivables and other current assets	(Note 14)	10,785	10,579
Tax receivables	(Note 25)	1,561	1,676
Other current financial assets	(Note 15)	3,123	2,209
Cash and cash equivalents	(Note 16)	6,042	5,692
Non-current assets classified as held for sale	(Note 30)	818	1,492
TOTAL ASSETS (A+B)		118,877	114,047

	Notes	2019	2018
EQUITY AND LIABILITIES
A) EQUITY		25,450	26,980
Equity attributable to equity holders of the parent and other holders of equity instruments	(Note 17)	17,118	17,947
Equity attributable to non-controlling interests	(Note 17)	8,332	9,033
B) NON-CURRENT LIABILITIES		63,236	57,418
Non-current financial liabilities	(Note 18)	43,288	45,334
Non-current lease liabilities	(Note 20)	5,626	—
Payables and other non-current liabilities	(Note 21)	2,928	1,890
Deferred tax liabilities	(Note 25)	2,908	2,674
Non-current provisions	(Note 24)	8,486	7,520
C) CURRENT LIABILITIES		30,191	29,649
Current financial liabilities	(Note 18)	9,076	9,368
Current lease liabilities	(Note 20)	1,600	—
Payables and other current liabilities	(Note 22)	14,903	15,485
Current tax payables	(Note 25)	2,560	2,047
Current provisions	(Note 24)	1,672	1,912
Liabilities associated with non-current assets classified as held for sale	(Note 30)	380	837
TOTAL EQUITY AND LIABILITIES (A+B+C)		118,877	114,047
The accompanying notes and appendices are an integral part of these consolidated statements of financial position.

Consolidated income statements
Millions of euros	Notes	2019	2018	2017
Revenues	(Note 26)	48,422	48,693	52,008
Other income	(Note 26)	2,842	1,622	1,489
Supplies		(13,635)	(14,013)	(15,022)
Personnel expenses	(Note 26)	(8,066)	(6,332)	(6,862)
Other expenses	(Note 26)	(14,444)	(14,399)	(15,426)
Depreciation and amortization	(Note 26)	(10,582)	(9,049)	(9,396)
OPERATING INCOME		4,537	6,522	6,791
Share of income (loss) of investments accounted for by the equity method	(Note 10)	13	4	5
Finance income		842	1,458	1,073
Exchange gains		2,461	3,389	3,958
Finance costs		(2,795)	(2,690)	(3,363)
Exchange losses		(2,340)	(3,112)	(3,867)
Net financial expense	(Note 19)	(1,832)	(955)	(2,199)
PROFIT BEFORE TAX		2,718	5,571	4,597
Corporate income tax	(Note 25)	(1,054)	(1,621)	(1,219)
PROFIT FOR THE YEAR		1,664	3,950	3,378
Attributable to equity holders of the parent		1,142	3,331	3,132
Attributable to non-controlling interests	(Note 17)	522	619	246
Basic and diluted earnings per share attributable to equity holders of the parent (euros)	(Note 26)	0.17	0.57	0.56
The accompanying notes and appendices are an integral part of these consolidated income statements.

Consolidated Statements of comprehensive income	2019	2018	2017
Millions of euros
Profit for the year	1,664	3,950	3,378
Other comprehensive (loss) income	(111)	(2,390)	(4,820)
Gains (losses) from financial assets measured at Fair value through other comprehensive income	2	9	26
Income tax impact	—	(3)	6
Reclassification of (gains) losses included in the income statement (Note 19)	(62)	—	33
Income tax impact	—	—	—
	(60)	6	65
Gains (losses) on hedges	361	935	62
Income tax impact	(98)	(243)	6
Reclassification of (gains) losses included in the income statement (Note 19)	(439)	(706)	162
Income tax impact	118	181	(40)
	(58)	167	190
(Losses) gains on hedges costs	(14)	51	—
Income tax impact	4	(13)	—
Reclassification of (gains) losses included in the income statement (Note 19)	(4)	(2)	—
Income tax impact	1	1	—
	(13)	37	—
Share of (losses) gains recognized directly in equity of associates and others	—	(34)	8
Income tax impact	—	1	(2)
Reclassification of (gains) losses included in the income statement	(7)	—	—
Income tax impact	—	—	—
	(7)	(33)	6
Translation differences (Note 17)	96	(2,602)	(5,094)
Total other comprehensive (loss) income recognized for the year (Items that may be reclassified subsequently to profit or loss)	(42)	(2,425)	(4,833)
Actuarial (losses) gains and impact of limit on assets for defined benefit pension plans	(188)	203	14
Income tax impact	45	(24)	(1)
Reclassification to reserve actuarial losses (gains) and impact of limit on assets for defined benefit pension plans (Note 2)	89	—	—
	(54)	179	13
(Losses) gains from financial assets measured at fair value through comprehensive income	(1)	(133)	—
Income tax impact	(14)	(11)	—
	(15)	(144)	—
Total other comprehensive (loss) income recognized for the year (Items that will not be reclassified subsequently to profit or loss)	(69)	35	13
Total comprehensive income (loss) recognized for the year	1,553	1,560	(1,442)
Attributable to:
Equity holders of the parent and other holders of equity instruments	1,118	1,513	(858)
Non-controlling interests	435	47	(584)
	1,553	1,560	(1,442)
The accompanying notes and appendices are an integral part of these consolidated statements of comprehensive income.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	Attributable to equity holders of the parent and other holders of equity instruments											Non-contro-lling interests (Note 17)	Total equity
Millions of euros	Share capital	Share premium	Treasury Shares	Other equity instru-ments	Legal reser-ve	Retained earnings	Fair value finan-cial assets	Hedges	Equity of associa-tes and others	Transla-tion differen-ces	Total
Financial position at December 31, 2018	5,192	4,538	(686)	7,496	1,038	14,885	(369)	560	44	(14,751)	17,947	9,033	26,980
Adjustment on initial application of new reporting (Note 17)						11	—				11	5	16
Financial position at January 1, 2019	5,192	4,538	(686)	7,496	1,038	14,896	(369)	560	44	(14,751)	17,958	9,038	26,996
Profit for the year	—	—	—	—	—	1,142	—	—	—	—	1,142	522	1,664
Other comprehensive income (loss) for the year	—	—	—	—	—	(35)	(75)	(57)	(20)	163	(24)	(87)	(111)
Total comprehensive income (loss) for the year	—	—	—	—	—	1,107	(75)	(57)	(20)	163	1,118	435	1,553
Dividends and distribution of profit (Note 17)	—	—	—	—	—	(2,046)	—	—	—	—	(2,046)	(710)	(2,756)
Net movement in treasury shares	—	—	(80)	—	—	(5)	—	—	—	—	(85)	—	(85)
Acquisitions and disposals of non-controlling interests and business combinations (Note 2)	—	—	—	—	—	(89)	—	—	—	—	(89)	(418)	(507)
Undated deeply subordinated securities (Note 17)	—	—	—	747	—	(256)	—	—	—	—	491	(12)	479
Translation effect of financial statements in hyperinflation economies (Note 2)	—	—	—	—	—	(258)	—	—	—	—	(258)	—	(258)
Other movements	—	—	—	—	—	29	—	—	—	—	29	(1)	28
Financial position at December 31, 2019	5,192	4,538	(766)	8,243	1,038	13,378	(444)	503	24	(14,588)	17,118	8,332	25,450

The accompanying notes and appendices are an integral part of these consolidated statements of changes in equity.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	Attributable to equity holders of the parent and other holders of equity instruments											Non-contro-lling interests (Note 17)	Total equity
Millions of euros	Share capital	Share premium	Treasury Shares	Other equity instru-ments	Legal reser-ve	Retained earnings	Available-for-sale investments	Hedges	Equity of associa-tes and others	Transla-tion differen-ces	Total
Financial position at December 31, 2017	5,192	4,538	(688)	7,518	987	14,732	74	384	37	(15,854)	16,920	9,698	26,618
Adjustment on initial application of new reporting (Note 17)	—	—	—	—	—	817	(305)	—	—	—	512	66	578
Initial impact of hyperinflation in Argentina	—	—	—	—	—	(1,114)	—	—	—	3,147	2,033	—	2,033
Financial position at January 1, 2018	5,192	4,538	(688)	7,518	987	14,435	(231)	384	37	(12,707)	19,465	9,764	29,229
Profit for the year	—	—	—	—	—	3,331	—	—	—	—	3,331	619	3,950
Other comprehensive income (loss) for the year	—	—	—	—	—	181	(138)	176	7	(2,044)	(1,818)	(572)	(2,390)
Total comprehensive income (loss) for the year	—	—	—	—	—	3,512	(138)	176	7	(2,044)	1,513	47	1,560
Dividends and distribution of profit (Note 17)	—	—	—	—	51	(2,102)	—	—	—	—	(2,051)	(906)	(2,957)
Net movement in treasury shares	—	—	2	—	—	(1)	—	—	—	—	1	—	1
Acquisitions and disposals of non-controlling interests and business combinations (Note 5)	—	—	—	—	—	232	—	—	—	—	232	139	371
Undated deeply subordinated securities (Note 17)	—	—	—	(22)	—	(392)	—	—	—	—	(414)	(12)	(426)
Translation effect of financial statements in hyperinflation economies	—	—	—	—	—	(799)	—	—	—	—	(799)	—	(799)
Other movements	—	—	—	—	—	—	—	—	—	—	—	1	1
Financial position at December 31, 2018	5,192	4,538	(686)	7,496	1,038	14,885	(369)	560	44	(14,751)	17,947	9,033	26,980

Financial position at December 31, 2016	5,038	3,227	(1,480)	7,803	985	13,928	9	191	31	(11,575)	18,157	10,228	28,385
Profit for the year	—	—	—	—	—	3,132	—	—	—	—	3,132	246	3,378
Other comprehensive income (loss) for the year	—	—	—	—	—	16	65	193	6	(4,270)	(3,990)	(830)	(4,820)
Total comprehensive income (loss) for the year	—	—	—	—	—	3,148	65	193	6	(4,270)	(858)	(584)	(1,442)
Dividends and distribution of profit (Note 17)	—	—	—	—	2	(2,021)	—	—	—	—	(2,019)	(583)	(2,602)
Net movement in treasury shares	—	—	35	—	—	—	—	—	—	—	35	—	35
Acquisitions and disposals of non-controlling interests and business combinations	—	—	754	—	—	449	—	—	—	(9)	1,194	649	1,843
Undated deeply subordinated securities and notes mandatorily convertible (Note 17)	154	1,311	—	(285)	—	(443)	—	—	—	—	737	(12)	725
Translation effect of financial statements in hyperinflation economies	—	—	—	—	—	(328)	—	—	—	—	(328)	—	(328)
Other movements	—	—	3	—	—	(1)	—	—	—	—	2	—	2
Financial position at December 31, 2017	5,192	4,538	(688)	7,518	987	14,732	74	384	37	(15,854)	16,920	9,698	26,618

The accompanying notes and appendices are an integral part of these consolidated statements of changes in equity.

Consolidated Statements of cash flows
Millions of euros	Notes	2019	2018	2017
Cash received from operations	(Note 28)	57,699	58,815	63,456
Cash paid from operations	(Note 28)	(41,224)	(42,891)	(46,929)
Net payments of interest and other financial expenses net of dividends received	(Note 28)	(1,725)	(1,636)	(1,726)
Taxes proceeds/(paid)	(Note 28)	272	(865)	(1,005)
Net cash flow provided by operating activities	(Note 28)	15,022	13,423	13,796
(Payments on investments)/proceeds from the sale in property, plant and equipment and intangible assets, net	(Note 28)	(7,659)	(8,585)	(8,992)
Proceeds on disposals of companies, net of cash and cash equivalents disposed	(Note 28)	1,723	29	40
Payments on investments in companies, net of cash and cash equivalents acquired	(Note 28)	(12)	(3)	(128)
Proceeds on financial investments not included under cash equivalents	(Note 28)	1,835	1,004	296
Payments on financial investments not included under cash equivalents	(Note 28)	(1,132)	(965)	(1,106)
(Payments)/proceeds on placements of cash surpluses not included under cash equivalents		(396)	(202)	(357)
Government grants received		—	37	2
Net cash flow used in investing activities	(Note 28)	(5,641)	(8,685)	(10,245)
Dividends paid	(Note 28)	(2,742)	(2,794)	(2,459)
Proceeds from share capital increase	(Note 28)	—	—	2
(Payments)/proceeds of treasury shares and other operations with shareholders and with minority interests	(Note 28)	(504)	379	1,269
Operations with other equity holders	(Note 28)	390	(561)	646
Proceeds on issue of debentures and bonds and other debts	(Note 28)	4,186	4,289	8,390
Proceeds on loans, borrowings and promissory notes	(Note 28)	1,702	3,973	4,844
Repayments of debentures and bonds and other debts	(Note 28)	(3,653)	(4,654)	(6,687)
Repayments of loans, borrowings and promissory notes	(Note 28)	(6,356)	(4,040)	(6,711)
Lease principal payments	(Note 20)	(1,518)	—	—
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(Note 28)	(526)	(472)	(1,046)
Net cash used in financing activities	(Note 28)	(9,021)	(3,880)	(1,752)
Effect of changes in exchange rates		7	(244)	(341)
Cash reclassified to assets held for sale	(Note 30)	(14)	(111)	—
Effect of changes in consolidation methods and others		(3)	(3)	(2)
Net increase (decrease) in cash and cash equivalents during the year		350	500	1,456
CASH AND CASH EQUIVALENTS AT JANUARY 1	(Note 16)	5,692	5,192	3,736
CASH AND CASH EQUIVALENTS AT DECEMBER 31	(Note 16)	6,042	5,692	5,192
RECONCILIATION OF CASH AND CASH EQUIVALENTS WITH THE STATEMENTS OF FINANCIAL POSITION
BALANCE AT JANUARY 1	(Note 16)	5,692	5,192	3,736
Cash on hand and at banks		4,886	3,990	2,077
Other cash equivalents		806	1,202	1,659
BALANCE AT DECEMBER 31	(Note 16)	6,042	5,692	5,192
Cash on hand and at banks		5,209	4,886	3,990
Other cash equivalents		833	806	1,202
The accompanying notes and appendices are an integral part of these consolidated statements of cash flows.

Telefónica, S.A. and subsidiaries composing the Telefónica Group

Notes to the consolidated financial statements for the year ended December 31, 2019

Note 1. Background and general information
Telefónica, S.A. and its subsidiaries and investees (hereinafter also referred to as Telefónica, the Company, the Telefónica Group or the Group) make up an integrated and diversified telecommunications group operating mainly in Europe and Latin America. The Group’s activity is centered around services of fixed and wireless telephony, broadband, Internet, data traffic, Pay TV and other digital services.
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
The accompanying consolidated financial statements for the year ended December 31, 2019 were approved by the Company’s Board of Directors at its meeting on February 19, 2020 for submission for approval at the General Shareholders’ Meeting, which is expected to occur without modification.

Note 2. Basis of presentation of the consolidated financial statements
The accompanying consolidated financial statements were prepared from the accounting records of Telefónica, S.A. and each of the companies comprising the Telefónica Group, whose separate financial statements were prepared in accordance with the generally accepted accounting principles applicable in the various countries in which they are located, and for the purposes of these consolidated financial statements are presented in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These consolidated financial statements give a true and fair view of the consolidated equity and financial position at December 31, 2019, and of the consolidated results of operations, changes in consolidated equity and the consolidated cash flows obtained and used in the year then ended.
The euro is the Group’s reporting currency. The figures in these consolidated financial statements are expressed in million euros, unless indicated otherwise, and may therefore be rounded.
Note 3 contains a detailed description of the most significant accounting policies used to prepare these consolidated financial statements.
Materiality criteria
These consolidated financial statements do not include certain information or disclosures that, not having to be presented due to their qualitative significance, were deemed to be immaterial or of no relevance pursuant to the concepts of materiality or relevance defined in the IFRS conceptual framework, insofar as the Telefónica Group’s consolidated financial statements, taken as a whole, are concerned.
Comparative information and main changes in the consolidation scope
For comparative purposes, the accompanying consolidated financial statements for 2019 include the figures for 2018, and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows, and the notes thereto for the year then ended, they also include those of 2017.
The main events and changes in the consolidation scope affecting comparability of the consolidated information for 2019 and 2018 (see Appendix I for a detailed description of the consolidation scope and the changes during the year) are as listed below.
Impact of adopting IFRS 16 Leases
On January 1, 2019 IFRS 16 Leases ("IFRS 16") became effective, resulting in changes in the accounting policies applied to lease contracts in prior periods.
IFRS 16 requires lessees to recognize assets and liabilities arising from lease contracts in the statement of financial position. A lessee may elect not to apply the general requirements to short-term leases and leases of low-value assets.
The Group acts as a lessee on a very significant number of lease agreements over different assets. This mainly include third-party towers, circuits, office buildings and stores and land where its own towers are located. A significant portion of these contracts was accounted for as operating lease under the previous lease standard, with lease expenses being recognized on a straight-line basis over the contract term.
The implementation of IFRS 16 in the Group was highly complex due to factors such as the high number of contracts affected and the diversity of data source systems, as well as the need to make certain estimates. These estimates included the estimation of the lease term, based on the non-cancellable period and the periods covered by options to extend the lease, when the exercise depends only on Telefónica and where such exercise is reasonably certain. This will depend, to a large extent, on the specific facts and circumstances by class of assets in the telecom industry (technology, regulation, competition, business model, among others). In addition to this, assumptions are required to calculate the discount rate, which is based mainly on the incremental borrowing rate of interest for the estimated term.

The standard allows for two transition methods: retrospectively for all periods presented, or using a modified retrospective approach where the cumulative effect of adoption is recognized at the date of initial application. The Group has adopted the latter transition method; therefore, the Group has recognized the cumulative effect of initial application as an adjustment to equity at the transition date, January 1, 2019, amounting to 16 million euros (see Note 17). Consequently, the 2018 information presented for comparative purposes has not been restated (i.e., it is prepared and presented in accordance with the accounting standard effective at that moment: under IAS 17 Leases). Moreover, the Group has applied the practical expedient that allows not reassessing whether a contract is or contains a lease on the date of initial application of IFRS 16 but to directly apply the new requirements to all those contracts identified as leases under the previous accounting standard.
The Group applied the following options available in the standard for the transition to the new requirements:

•
Right of use asset measurement: for a vast majority of leases the Group has recognized a right-of-use asset at the date of initial application measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the statement of financial position immediately before the date of initial application.

•
Discount rates: the Group has applied a single discount rate to a portfolio of leases with reasonably similar characteristics such as lease term, class of underlying asset, currency and economic environment.

•	Leases expiring in 2019: the Group has used the practical exemption from application of the new requirements to leases whose lease term ends within 12 months of the date of initial application.

•	Initial direct costs: the Group has excluded initial direct costs from the measurement of the right-of-use asset at the date of initial application.
The modifications introduced by IFRS 16 have had a significant impact on the group's financial statements since the date of adoption, as shown below:

Millions of euros	Impact of the first application
Opening balance of rights of use at January 1, 2019 (Note 9)	7,870
Impact of IFRS 16 on rights of use of companies held for sale at December 31, 2018 (1)	155
Reclassification of property, plant and equipment deriving from finance leases under IAS 17 (Note 8)	(249)
Reclassification of advance payments of lease contracts in force at December 31, 2018	(178)
Accounts receivable for subleases	18
Impact of IFRS 16 on assets at transition date	7,616

Opening balance of lease liabilities at January 1, 2019 (Note 20)	7,705
Impact of IFRS 16 on lease liabilities of companies held for sale at December 31, 2018 (1)	152
Reclassification of finance lease liabilities under IAS 17 at December 31, 2018	(201)
Reclassification of other liabilities at December 31, 2018	(56)
Impact of IFRS 16 on liabilities at transition date	7,600

Impact of IFRS 16 on equity at transition date (Note 17)	16
(1) Antares, Telefónica Móviles Guatemala and Telefónica Móviles El Salvador (see Note 30).

The weighted average lessee's incremental borrowing rate applied to lease liabilities recognized in the statement of financial position at the date of initial application ranges from 2.4% to 3.0%.
The main differences between operating lease commitments disclosed in the Group's annual consolidated financial statements of 2018 and lease liabilities recognized upon transition relate to, among others:

•
Differences relating to the contract population considered: lease liabilities under IFRS 16 do not include short-term leases or leases of low-value or intangible assets, while those are included in the expected payment schedule.

•	Payments relating to contracts that can be canceled without penalty are not included within lease payment commitments, but they are included in the lease liability under IFRS 16.

•
Differences in the lease term: extension options that are reasonably certain are part of the measurement of the lease liability, whereas they are not taken into consideration in the estimated payments schedule for operating leases. In addition to this, the discount rates used also differ, as a result of such differences in the terms considered.

The table below shows the reconciliation between the operating lease obligations as reported in the consolidated financial statements of 2018 and the opening balance of lease liabilities under IFRS 16:

Millions of euros	1/1/2019
Present value of future payments for operating leases at December 31, 2018	7,229
Present value of future payments for operating leases of companies held for sale at December 31, 2018 (1)	(98)
Finance lease liabilities under IAS 17	201
Low cost and/or short-term lease contracts	(337)
Cancelable contracts without penalty cost	541
Differences in lease term and discount rates	247
Other items	(78)
Opening balance of lease liabilities at January 1, 2019 (Note 20)	7,705
(1) Antares, Telefónica Móviles Guatemala and Telefónica Móviles El Salvador (see Note 30).

Following is a summary of estimated impacts of IFRS 16 on the Group’s consolidated income statement in 2019, presented on a voluntary basis:

Millions of euros	2019
INCOME STATEMENT	IFRS 16	IAS 17	IFRS 16 Impact
Revenues	48,422	48,422	—
Other income	2,842	3,032	(190)
Supplies	(13,635)	(14,490)	855
Personnel expenses	(8,066)	(8,070)	4
Other expenses	(14,444)	(15,284)	840
Depreciation and amortization	(10,582)	(8,950)	(1,632)
OPERATING INCOME	4,537	4,660	(123)
Share of income (loss) of investments accounted for by the equity method	13	13	—
Finance income	842	842	—
Exchange gains	2,461	2,449	12
Finance costs	(2,795)	(2,599)	(196)
Exchange losses	(2,340)	(2,310)	(30)
Net financial expense	(1,832)	(1,618)	(214)
PROFIT BEFORE TAX	2,718	3,055	(337)
Corporate income tax	(1,054)	(1,104)	50
PROFIT FOR THE YEAR	1,664	1,951	(287)
Attributable to equity holders of the Parent	1,142	1,383	(241)
Attributable to non-controlling interests	522	568	(46)
Basic and diluted earnings per share attributable to equity holders of the parent (euros)	0.17	0.21	(0.05)
The impact in Other income is due to the different approach under IFRS 16 to determine the gain on sale and leaseback transactions (see Note 20).
In addition, as explained in Note 28, the statement of cash flows was also impacted by IFRS 16. The main impact is the recording within the “cash flow from financing activities” of principal payments for lease contracts amounting to 1,518 million euros (see Note 20), as well as the recording of interests related to said contracts under the heading “interest payments and other financial expenses” amounting to 185 million euros (see Note 20). Until the entry into force of IFRS 16 the operating leases payments were recorded under "Cash paid from operations". Payments for low cost and short-term leases continue to be recorded under "Cash received from operations" (see Note 9).
Impact of adopting new accounting standards in 2018
On January 1, 2018 the new IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers became effective, resulting in changes in the accounting policies applied in prior periods.
IFRS 15 Revenues from Contracts with Customers
IFRS 15 sets out the requirements for recognizing revenue from contracts with customers. The Group has adopted IFRS 15 using one of the two transition methods allowed: the modified retrospective method, with the cumulative effect from initial application recognized as an adjustment to the opening balance of retained earnings at the date of initial application on January 1, 2018, with a corresponding impact in "Non-controlling interests" (see Note 17). Accordingly, the 2017 information presented for comparative purposes was not restated - i.e. it is prepared and presented in accordance with the accounting standards effective at that moment: under IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations.

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
The impacts of adopting IFRS 15 on the Group’s financial statements for the year ended December 31, 2018 are set out below:

Millions of euros	12/31/2018
ASSETS	IFRS 15	IAS 18	IFRS 15 impact
A) NON-CURRENT ASSETS	90,707	90,448	259
Intangible assets	16,856	16,856	—
Goodwill	25,748	25,748	—
Property, plant and equipment	33,295	33,295	—
Investments accounted for by the equity method	68	68	—
Financial assets and other non-current assets	7,109	6,823	286
Deferred tax assets	7,631	7,658	(27)
B) CURRENT ASSETS	23,340	22,540	800
Inventories	1,692	1,692	—
Receivables and other current assets	10,579	9,789	790
Tax receivables	1,676	1,666	10
Other current financial assets	2,209	2,209	—
Cash and cash equivalents	5,692	5,692	—
Non-current assets classified as held for sale	1,492	1,492	—
TOTAL ASSETS (A+B)	114,047	112,988	1,059

Millions of euros	12/31/2018
EQUITY AND LIABILITIES	IFRS 15	IAS 18	IFRS 15 Impact
A) EQUITY	26,980	26,193	787
Equity attributable to equity holders of the parent and other holders of equity instruments	17,947	17,262	685
Equity attributable to non-controlling interests	9,033	8,931	102
B) NON-CURRENT LIABILITIES	57,418	57,267	151
Non-current financial liabilities	45,334	45,334	—
Payables and other non-current liabilities	1,890	1,903	(13)
Deferred tax liabilities	2,674	2,510	164
Non-current provisions	7,520	7,520	—
C) CURRENT LIABILITIES	29,649	29,528	121
Current financial liabilities	9,368	9,368	—
Payables and other-current liabilities	15,485	15,460	25
Current tax payables	2,047	1,951	96
Current provisions	1,912	1,912	—
Liabilities associated with non-current assets classified as held for sale	837	837	—
TOTAL EQUITY AND LIABILITIES (A+B+C)	114,047	112,988	1,059

Millions of euros	2018
INCOME STATEMENT	IFRS 15	IAS 18	IFRS 15 Impact
Revenues	48,693	48,728	(35)
Depreciation and amortization	(9,049)	(9,049)	—
OPERATING INCOME	6,522	6,446	76
Share of income (loss) of investments accounted for by the equity method	4	4	—
Net financial expense	(955)	(944)	(11)
PROFIT BEFORE TAX	5,571	5,506	65
Corporate income tax	(1,621)	(1,609)	(12)
PROFIT FOR THE YEAR	3,950	3,897	53
Attributable to equity holders of the Parent	3,331	3,291	40
Attributable to non-controlling interests	619	606	13
Basic and diluted earnings per share attributable to equity holders of the parent (euros)	0.57	0.56	0.01

IFRS 9 Financial Instruments
IFRS 9 set out a new accounting framework for the recognition, classification, measurement and derecognition of financial instruments, impairment losses on financial assets and hedge accounting. The details of the new significant accounting policies and the nature of the main changes to previous accounting policies in relation to financial instruments under IFRS 9 are set out in Note 3.

Pursuant to the transition provisions in IFRS 9, the Group has elected the exemption not to restate comparative periods to be presented in the year of initial application (i.e. 2017 information presented for comparative purposes is prepared and presented in accordance with the accounting standards effective at that moment: under IAS 39 Financial Instruments: Recognition and Measurement, and related interpretations). The difference in the carrying amounts of financial assets and financial liabilities resulting from the adoption of the new requirements is recognized in "retained earnings" as of January 1, 2018 (see Note 17).
The main impact of adopting IFRS 9 on the Group’s financial statements resulted in an increase amounting to 221 million euros over the bad debt provision balance and fair value adjustments on customer receivables. In addition to this, financial assets have changed to the new measurement categories under IFRS 9 (see Note 16).

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
In light of the economic environment and in the absence of official rates that are representative of the situation in Venezuela, the Group maintained its policy for estimating an exchange rate to match the progression of inflation in Venezuela and attempts to reflect the economic and financial position of the Group’s Venezuelan operations within its consolidated financial statements more accurately (hereinafter, synthetic exchange rate).
At December 31, 2019, the synthetic exchange rate was calculated considering the inflation rates that were published (9,585.5% from January to December 2019). The inflation rate applied by the Group to Venezuela for January to December 2018 was 2,106,600.6%. Thus, the exchange rate used to translate the financial statements of the Venezuelan subsidiaries as of December 31, 2019 amounts to 68,448 VES/USD (7,608 VES/USD as of December 31, 2018).
The official reference exchange rate at December 31, 2019 was 46,621 VES/USD (638 VES/USD at December 31, 2018).

The translation of the financial statements of Telefónica Venezolana in 2019 had an impact in retained earnings amounting to -212 million euros (-23 million euros in 2018).

The following table presents the figures of Telefónica Venezolana in certain items of the consolidated income statement, the consolidated statement of cash flows and the consolidated statement of financial position of the Telefónica Group, by applying the synthetic exchange rate:

Millions of euros	2019	2018	2017
Revenues	79	18	106
Depreciation and amortization	(10)	(67)	(103)
Operating income	7	(64)	(69)
Net financial expense (1)	63	216	81
Profit before tax	70	152	9
Corporate income tax (2)	3	(186)	(138)
Result for the year	73	(34)	(129)
Net cash flow provided by operating activities	14	7	35
Capital expenditures (CapEx)	20	2	9
Non-current assets	43	238	295
(1) Mainly resulting from the hyperinflation adjustment to the net monetary position and the exchange differences arising from foreign currency items held by Telefónica Venezolana.
(2) Mainly deferred tax recognized for the inflation adjustments of the net assets, which are not deductible according to the present tax regime in Venezuela.
Hyperinflation in Argentina
Argentina has been considered a hyperinflationary economy since 2018 and the Group applied hyper-inflation accounting to its companies whose functional currency is the Argentine peso for financial information for periods ended after July 1, 2018.
As of January 1, 2018 the total impact in net equity amounted to 2,033 million euros (see consolidated statement of changes in equity), which included the transfer of 3,147 million euros of translation differences arisen prior to the economy being considered as hyperinflationary, as a consequence of the full retrospective application of IAS 29.
The main impacts of the application of hyperinflation adjustments in Argentina in the consolidated financial statements of the Group for the years 2019 and 2018, are summarized below:

Millions of euros	2019	2018
Revenues	(104)	(313)
Depreciation and amortization	(207)	(160)
Operating income	(246)	(308)
Financial result	40	59
Income tax	(73)	(57)
Result for the year	(280)	(306)
Capital expenditures (CapEx)	(13)	(70)
The translation of the financial statements of the Group companies in Argentina in 2019 had an impact in Retained earnings amounting to -46 million euros (-776 million euros in 2018).
Sale of Antares
On November 8, 2018, Telefónica reached an agreement with Grupo Catalana Occidente for the sale of 100% of Seguros de Vida y Pensiones Antares, S.A. for a total amount of 161 million euros. At December 31, 2018, the assets corresponding to Antares were classified as non-current assets held for sale and the liabilities as liabilities associated with non-current assets classified as held for sale, amounting to 793 million euros and 661 million euros, respectively.
On February 14, 2019, after obtaining the relevant regulatory approvals, the sale was concluded. This transaction generated a gain in the consolidated income statement of 2019 amounting to 98 million euros, under "Other income". In addition, it has involved an equity reclassification between "Actuarial gains and losses and impact of limit on assets for defined benefit pension plans" and "Retained earnings" amounting to 89 million euros.
Sale of Telefónica Móviles Guatemala and Telefónica Móviles El Salvador
On January 24, 2019, Telefónica Centroamérica Inversiones, S.L. (60% of which is owned, directly and indirectly, by Telefónica and 40% of which is owned by Corporación Multi Inversiones), reached an agreement with América Móvil, S.A.B. of C.V. for the sale of the entire share capital of Telefónica Móviles Guatemala, S.A. and 99.3% of Telefónica Móviles El Salvador, S.A. de C.V. The aggregate consideration for both companies (enterprise value) is 648 million US dollars (approximately 570 million euros at the exchange rate on the date of the agreement, 293 million euros of which corresponds to Telefónica Móviles Guatemala and 277 million euros of which corresponds to Telefónica Móviles El Salvador). At December 31, 2018, the assets corresponding to those companies were classified as non-current assets held for sale and the liabilities as liabilities associated with non-current assets classified as held for sale.
The closing of the sale of Telefónica Móviles Guatemala took place the same day. This transaction did not have a significant impact in the consolidated financial statements of 2019. Due to the exclusion of Telefónica Móviles Guatemala from the scope of consolidation, the Equity attributable to non-controlling interests decreased by 114 million euros.
At the date of approval of these financial statements, the closing of the Telefónica El Salvador sale is pending approval by the competition authority (see Note 30).
Sale of Telefonía Celular de Nicaragua, Telefónica Móviles Panamá and Telefónica de Costa Rica
On February 20, 2019 Telefónica reached an agreement with Millicom International Cellular, S.A. for the sale of the entire share capital of Telefónica de Costa Rica TC, S.A., and for the sale by Telefónica Centroamérica Inversiones, S.L. of the entire share capital of Telefónica Móviles Panamá, S.A. and Telefonía Celular de Nicaragua, S.A.
The aggregate amount of the transaction (enterprise value) for all the companies is 1,650 million US dollars (approximately 1,455 million euros at the exchange rate of the date of the agreement).
On May 16, 2019, after obtaining the relevant regulatory approvals, Telefónica Centroamérica de Inversiones, S.L. transferred the entire share capital of Telefonía Celular de Nicaragua, S.A. to Millicom International Cellular, S.A. for an amount of 437 million US dollars, approximately 390 million euros at that date. The impact of this transaction in the consolidated income statement for 2019 amounted to 172 million euros, under "Other income" (Note 26).
On August 29, 2019, after obtaining the relevant regulatory approvals, the entire share capital of Telefónica Moviles Panamá, S.A. was transferred to Cable Onda S.A. subsidiary of Millicom International Cellular, S.A., for an amount of 594 million US dollars, approximately 536 million euros at that date. The impact of this transaction in the consolidated income statement of 2019 amounted to 190 million euros, under "Other income" (Note 26).
As a result of the exclusion of Telefonía Celular de Nicaragua, S.A. and Telefónica Móviles Panamá, S.A. from the scope of consolidation, the Equity attributable to non-controlling interests decreased by 112 million euros and 188 million euros, respectively.
At the date of approval of the financial statements, the closing of the sale of Telefónica de Costa Rica sale is subject to applicable regulatory conditions (see Note 30).
Individual Suspension Plan
On September 27, 2019, Telefónica Spain signed the II Collective Agreement of Related Companies (CEV), wholly backed by the largest labor unions. The overall resources plan that was approved is based on:

•	Evolution of the Collective Agreement of Related Companies, in order to have a framework of employment stability with greater flexibility and continue advancing on work-life balance and diversity, including, among other proposals, an Individual Suspension Plan which is entirely voluntary for 2019 (with the same conditions as the previous one).

•
Training, reskilling and upskilling plan that enables improving skills and taking advantage of the potential of the current staff, focusing on new business needs (digitization, robotization and processes automation).

The present value of the payment flows of the Plan, together with the update of the estimates of the previous plan and the provision for the training plan resulted in expenses amounting to 1,732 million euros before taxes, reflected in "Personnel expenses" of the accompanying consolidated income statement for 2019 (see Note 24).
The update of the provision of the plan included in the previous collective agreement, together with the updated termination plans, entailed an expense of 297 and 165 million euros in the 2018 and 2017 consolidated income statement, respectively (see Note 24).
Sale of a portfolio of Data Centers
On May 8, 2019, Telefónica reached an agreement for the sale of a portfolio of 11 Data Centers located in seven jurisdictions (Spain, Brazil, USA, Mexico, Peru, Chile and Argentina) with a company controlled by Asterion Industrial Partners SGEIC (currently, Nabiax, S.A.) for a total amount of 550 million euros.
In accordance with this agreement, in July, 2019 Telefónica transferred nine of the Data Centers (located in Spain, Brazil, Mexico, Peru, Chile and Argentina) for a total amount of 472 million euros. In December 2019 Telefónica transferred the Data Center located in USA for 43 million euros (Note 28).
The total capital gain reflected in "Other income" generated in 2019 amounted to 213 million euros (Note 26).
At the date of issue of these consolidated financial statements, the remaining Data Center located in Spain is pending to be transferred, subject to several authorizations and administrative procedures.
Transformation of the operating model of Telefónica México
On November 21, 2019 Pegaso PCS, S.A. de C.V. (Telefónica México) and AT&T Comunicaciones Digitales, S. de R.L. de C.V. (AT&T Mexico) entered into a Wholesale Access Services Agreement (see Note 29.c), under which AT&T Mexico will provide wholesale wireless access to Telefónica México on 3G, 4G and any other future technology available in Mexico.
The Wholesale Agreement will be of a minimum duration of eight years, renewable for additional consecutive periods of three years. Such Wholesale Agreement establishes a gradual migration of Telefónica Mexico’s traffic to AT&T Mexico's access network over the first three years of the agreement.
As such migration is carried out, Telefónica México’s wireless access infrastructure will be turned off and, consequently, Telefónica México will discontinue using the licensed spectrum used in the past to operate its network.
The main impacts of the transformation of the operating model of Telefónica México in 2019 consolidated financial statements were as follows:

•
A provision amounting to 167 million euros with a counterparty in Other expenses (see Note 26) due to the impact in certain pre-existing service contracts (energy supply, access to fiber optic networks and others), and additional restructuring expenses amounting to 44 million euros.

•
A net loss amounting to 27 million euros, due to the partial return of spectrum licenses, -123 million euros corresponding to fully paid licenses (see Notes 6 and 26), and +95 million euros corresponding to licenses with deferred payments (associated debt) that were released (see Note 26).

•
Accelerated depreciation of property, plant and equipment and amortization of rights of use due to the reduction of the useful lives of certain assets, with an impact of 36 million euros in the 2019 consolidated income statement.

•	Reduction of payables for spectrum acquisition amounting to 508 million euros due to the cancelation of the debt associated with the licenses that were returned (see Note 21).
Additionally, Telefónica Mexico reversed deferred tax assets with a counterparty in Corporate income tax, amounting to 454 million euros (see Note 25), due to the new estimations regarding the time horizon in which the Group expects to recover the assets. In 2018 Telefónica Mexico reversed deferred tax assets amounting to 327 million euros.
IFRIC 23 Uncertainty over Income Tax Treatment
This interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 (see Note 3.n). The Group's current practice is in line with this interpretation, so the application of these requirements did not have a significant impact on the Group's results in the period. These items are now presented in the statement of financial position under the headings Deferred tax liabilities or Current tax payables, depending on whether they are deferred tax liabilities or current tax liabilities, as appropriate. This involved a reclassification from the heading Provisions amounting to 856 million euros (see Notes 24 and 25).
Court proceedings in favor of Telefónica Brazil which recognizes the right to exclude ICMS (VAT) from the basis of calculation of the contributions to PIS and COFINS
In 2018 two final decisions in favor of Telefónica Brazil were passed, which recognized the right to deduct the state tax on goods and services (ICMS) from the calculation basis of the Social Integration Program-PIS (Programa de Integração Social) and the Financing of Social Security-COFINS (Contribuição para Financiamento da Seguridade Social).
Once the values were determined, Telefónica Brazil presented to the tax authorities a refund request for the payments of PIS/COFINS affected by the judicial decision, together with the corresponding default interest. The total amounted 6,240 million Brazilian reals (around 1,454 million euros at an average exchange rate of 2018).
In 2018, the impact on the consolidated income statement amounted to 3,386 million Brazilian reals (789 million euros at an average exchange rate of 2018), reducing the Taxes item under Other expenses (Note 26), and 2,854 million Brazilian reals (665 million euros at an average exchange rate of 2018) under Finance Income (see Note 19).
The outstanding credit at December 31, 2019 amounted to 2,046 million Brazilian reals equivalent to 452 million euros at the closing exchange rate for 2019 (4,915 million Brazilian reals, equivalent to 1,107 million euros at the closing exchange rate for 2018, see Note 12).
Sale of non-controlling interests in Telxius
On July 27, 2018 Telefónica transferred to a company of the Pontegadea Group 16.65% of the share capital of the Telefónica´s subsidiary Pontel Participaciones, S.L. ("Pontel") that owns 60% of the share capital of the company Telxius Telecom, S.A. ("Telxius"), for 378.8 million euros, which entailed a price of 15.2 euros per share of Telxius. This holding of 16.65% in the capital stock of Pontel is equivalent, in economic terms, to an indirect holding of 9.99% in the share capital of Telxius. The impact of this transaction in the equity attributable to equity holders of the parent amounted to 232 million euros, with the impact attributable to non-controlling interest being 139 million euros.
On October 24, 2017, Telefónica transferred 62 million shares of Telxius (representing 24.8% of its share capital) to Taurus Bidco S.à.r.l. (hereinafter, KKR, an entity managed by Kohlberg Kravis Roberts & Co. L.P.) in exchange for 790.5 million euros.
On November 13, 2017, KKR exercised a call option on 38 million shares of Telxius (representing 15.2% of its share capital) in exchange for 484.5 million euros (see Note 5).

Following the closing of this sale of 15.2% of the share capital of Telxius, in December 2017, together with the 24.8% of the share capital acquired in October, the total stake of KKR is 40% of the share capital of Telxius in exchange for an aggregate amount of 1,275 million euros (see Note 28). These transactions had no impact on the consolidated results of the Telefónica Group, since they comprised the sale of minority interests and Telefónica retained control over Telxius. The impact of these transactions in equity attributable to equity holders of the parent was an increase of 570 million euros in retained earnings and a decrease of 9 million euros in translation differences in 2017. In addition, there was an increase in equity attributable to non-controlling interests amounting to 690 million euros in 2017 (see Note 17).

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
a) Hyperinflationary economies
Venezuela has been considered a hyperinflationary economy since 2009. The inflation rates used to prepare the financial information are the Indice Nacional de Precios al Consumidor de Venezuela, published by the Central Bank of Venezuela, or the best estimate in case the final index is not available. On an annual basis, these rates are 9,585.5%, 2,106,600.6% and 2,874.1% for 2019, 2018 and 2017, respectively.
The exchange rate used to translate inflation-adjusted bolivar-denominated items is the exchange rate as of the closing date of each reporting period in the consolidated financial statements, amounting to 68,448 bolivars per U.S. dollar (synthetic exchange rate, see Note 2), 7,608 bolivars per U.S. dollar (synthetic exchange rate) and 36,115 bolivars per U.S. dollar (synthetic exchange rate) as of December 31, 2019, 2018 and 2017, respectively.
In 2018 Argentina became a hyperinflationary economy (see Note 2). In order to restate its financial statements, the Company uses the series of indices defined by resolution JG No. 539/18 issued by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE), based on the National Consumer Price Index (IPC) published by the Instituto Nacional de Estadística y Censos (INDEC) of the Argentine Republic and the Wholesale Internal Price Index (IPIM) published by FACPCE. The cumulative index at December 31, 2019 and 2018 is 283.44%and 184.85%, respectively while on an annual basis the index for 2019 is 53% (48% in 2018).
The exchange rate used to translate inflation-adjusted items denominated in Argentine pesos in the 2019 financial statements is the closing exchange rate as of December 31, 2019 which was 67.26 Argentine pesos per euro (43.30 Argentine pesos per euro at December 31, 2018).
The Group includes in a single line item all the equity effects derived from hyperinflation. This is as follows: (a) the restatement for inflation of the financial statements of the Group companies operating in hyperinflationary economies, and (b) the effects of translating their respective financial statements into euros using the exchange rate at the end of the period.
b) Translation methodology
The income statements and statements of cash flows of the Group’s foreign subsidiaries (except Venezuela and Argentina) were translated into euros at the average exchange rates for the year, as a rate that approximates the exchange rates at the dates of the transactions.
c) Goodwill
After initial recognition, goodwill is carried at cost, less any accumulated impairment losses. Goodwill is recognized as an asset denominated in the currency of the company acquired and is tested for impairment annually at the least, or more frequently, if there are certain events or changes indicating the possibility that the carrying amount may not be fully recoverable. The potential impairment loss is determined by assessing the recoverable amount of the cash generating unit (or group of cash generating units) to which the goodwill is allocated from the acquisition date.
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

•
The allocation of acquisition costs attributable to customers acquired in business combinations, as well as the acquisition value of these types of assets in a third-party transaction for consideration (Customer base) are amortized on a straight-line basis over the estimated period of the customer relationship. The term length is between 5 and 14 years, based on the customer segment (residential, business, etc.) and the business model (prepaid, postpaid, etc.).

•	Software is amortized on a straight-line basis over its useful life, generally estimated to be between two and five years.
e) Property, plant and equipment
Property, plant and equipment is carried at cost less any accumulated depreciation and any accumulated impairment in value.
Cost includes, among others, direct labor used in installation and the allocable portion of the indirect costs required for the related asset. The latter two items are recorded as revenue under the concept Own work capitalized of the line item Other income.
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
f) Impairment of non-current assets
Non-current assets, including goodwill and intangible assets are assessed at each reporting date for indicators of impairment. Whenever such indicators exist, or in the case of assets which are subject to an annual impairment test, the recoverable amount is estimated. An asset’s recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future post-tax cash flows deriving from the use of the asset or its cash generating unit, as applicable, are discounted to their present value using a post-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, provided that the result obtained is the same that would be obtained by discounting pre-tax cash flows at a pre-tax discount rate. Following the adoption of IFRS 16, changes in the accounting treatment of leases have been considered in the impairment test.
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
As indicated in Note 2, IFRS 16 Leases became effective on January 1, 2019, introducing changes in the accounting policies applied to lease contracts until that date. Section (n) of this Note describes the new recognition and measurement requirements for leases.

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
Under this simplified approach, credit impairment is recognized by reference to expected credit losses over the life of the asset. For this purpose the Group uses matrices based on historical bad debt experience by geographical area on a portfolio segmented by customer category according to credit pattern. The matrix for each category has a defined time horizon divided into intervals in accordance with the collection management policy and is fed with historical data that covers at least 24 collection cycles. This data is updated on a regular basis. Based on the information observable at each close, the Group assesses the need to adjust the rates resulting from these matrices, considering current conditions and future economic forecasts.

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
Changes in the fair value of derivatives that qualify and have been designated as cash flow hedges, which are highly effective, are recognized in equity. The ineffective portion is recognized immediately in the income statement. Fair value changes recognized in equity arising from hedges that relate to firm commitments or forecast transactions that result in the recognition of non-financial assets or liabilities are included in the initial carrying amount of those assets or liabilities. Otherwise, changes in fair value previously recognized in equity are recognized in the income statement in the period in which the hedged transaction affects profit or loss.
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
Inventories include audio-visual rights which will generally be consumed in a period of less than twelve months, and advanced payments to suppliers for future rights, as well as own content whose production cycle will in no case exceed thirty-six months.
The cost of film, documentary, short film and series rights acquired from third parties is charged to the income statement on a straight-line basis from the time of first broadcasting or release until the completion of the rights.

Broadcasting rights to football and motor sports events, including their inherent production costs, are charged to the income statement on a straight-line basis over twelve months from the start of the season, while rights to other premium sports are charged over the period of the competition. All other sports rights are recognized in the income statement upon first broadcast.
In-house produced programs and series and program titles are charged at the time of their broadcast or up to thirty-six months from the date of release, depending on their nature and broadcasting strategy. The cost of in-house productions that the Group expects to recover through sale to third parties is recognized as an intangible asset.
The cost of broadcasting rights that have expired or whose recovery value is estimated to be lower than the acquisition cost is recognized directly as an expense.
k) Pensions and other employee obligations
Provisions required to cover the accrued liability for defined benefit pension plans are determined using the projected unit credit actuarial valuation method. The calculation is based on demographic and financial assumptions determined at a country level, and in consideration of the macroeconomic environment. The discount rates are determined based on high quality market yield curves. Plan assets are measured at fair value.
Provisions for post-employment benefits (e.g. early retirement or other) are calculated individually based on the terms agreed with the employees. In some cases, these may require actuarial valuations based on both demographic and financial assumptions.
l) Revenues and expenses
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
Revenues from calls carried on Telefónica’s networks (traffic) entail an initial call establishment fee plus a variable call rate, based on call length, distance and type of service. Both fixed and wireless traffic is recognized as revenue as service is provided. For prepaid calls, the amount of unused traffic generates deferred revenues presented in Contractual liabilities on the statement of financial position.
Revenues from traffic sales and services at a fixed rate over a specified period of time (flat rate) are recognized on a straight-line basis over the term covered by the rate paid by the customer.
Installation fees are taken to the income statement on a straight-line basis over the related period. Equipment leases and other services are taken to the income statement as they are consumed.
Interconnection revenues from fixed-wireless and wireless-fixed calls and other customer services are recognized in the period in which the calls are made.
Revenues from handset and equipment sales are recognized once the sale is considered complete, i.e., generally when delivered to the end customer.
For bundled packages that include multiple elements sold in the fixed, wireless, Internet and television businesses it is determined whether it is necessary to identify the separate performance obligations and apply the corresponding revenue recognition policy to each one. Total package revenues are allocated among the identified performance obligations based on their respective standalone selling prices.
As connection or initial activation fees, or upfront non-refundable fees, are not separately identifiable performance obligations in these types of packages, any consideration received from the customer for these items is allocated to the remaining elements.
When the customer has a right of return, the agreed consideration is considered variable. The Group estimates the amount of variable consideration to which it is entitled using the expected value method (probability-weighted possible amounts), considering all historical, current and forecast information that is reasonably available, and only to the extent that it determines that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur.

Expenses relating to customer contracts (mainly, commissions payable to dealers for customer acquisitions) are recognized as an asset to the extent that they are incremental and are expected to be recovered. Subsequently, these costs are amortized over the same term as the revenues associated with such contract are recognized, unless the expected amortization period is one year or less, in which case they are expensed as incurred.
m) Use of estimates
The key assumptions concerning the future and other relevant sources of uncertainty in estimates at the reporting date that could have a significant impact on the consolidated financial statements within the next financial year are discussed below.
A significant change in the facts and circumstances on which these estimates and related judgments are based could have a material impact on the Group’s results and financial position. Accordingly, sensitivity analysis are disclosed for the most relevant situations (see Notes 7 and 24).
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
The Telefónica Group evaluates its cash-generating units’ performance on a regular basis to identify potential goodwill impairments. Determining the recoverable amount of the cash-generating units to which goodwill is allocated also entails the use of assumptions and estimates and requires a significant element of judgment.
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
Revenue recognition
Bundled offers
Bundled offers that combine different elements are assessed to determine whether it is necessary to separate the different identifiable components and apply the corresponding revenue recognition policy to each element. Total package revenues are allocated among the identified elements based on their respective standalone selling prices.
Determining standalone selling prices for each identified element requires estimates that are complex due to the nature of the business.
A change in estimates of standalone selling prices could affect the apportionment of revenue among the elements and, as a result, the timing of recognition of revenues.
Leases
Accounting for rights and obligations as a lessee under a lease contract requires the use of estimations to determine the lease term in contracts that include extension options or early termination options.
Determining the lease term involves making estimates over the time horizon of the Group's strategic planning process with respect to relevant factors such as expected technological progress, possible regulatory developments, market and competition trends or changes in the business model. The assumptions regarding these variables involve a significant degree of judgment to the extent that the timing and nature of future changes are difficult to anticipate.
Due to the uncertainties inherent to these estimates, changes in the assumptions made in respect of uncertain matters when determining the lease term of a lease contract may have an impact on the amounts of the right of use assets and lease liabilities recognized on the basis of the estimates made by the Group.
Exchange rate and inflation rates used to translate the financial statements of our Venezuelan subsidiaries
The Group reviews, on a regular basis, the economic conditions in Venezuela and the specific circumstances of its Venezuelan operations. In light of the worsening of the economic and political crisis in Venezuela and in the absence of official rates that are representative of the situation in the country, at December 31, 2019 the Group maintains its policy to estimate an exchange rate that matches the progression of inflation in Venezuela and reflects the economic and financial position of the Group’s Venezuelan operations within its consolidated financial statements in a more accurate way.
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
In addition to this, Venezuela has been considered a hyperinflationary economy since 2009. Telefónica recognizes the effects of inflation by restating the financial information of its Venezuelan operation using the Indice Nacional de Precios al Consumidor de Venezuela issued by the Central Bank of Venezuela, or the best estimate in case the final index is not available.
Significant management judgment is required to determine the appropriate inflation rate when the official rate is not available. The estimates and underlying assumptions are based on careful consideration of factors that are deemed to be relevant and rely on all the information available at the closing date. Actual results may differ from these estimates as a result of changes in circumstances and assumptions about future developments in Venezuela due to evolving market conditions, uncertainty about currency and operating restrictions or other circumstances arising beyond the control of the Company.

n) New IFRS and interpretations of the International Financial Reporting Interpretations Committee (IFRIC)
The accounting policies applied in the preparation of the consolidated financial statements for the year ended December 31, 2019 are consistent with those used in the preparation of the Group’s consolidated annual financial statements for the year ended December 31, 2018, with the exception of the following new standards and amendments to existing standards issued by the IASB and adopted by the European Union for application in Europe, which are mandatory for annual periods beginning on or after January 1, 2019:

•	IFRS 16 Leases
Following is a detail of the Group's new accounting policies pursuant to the adoption of IFRS 16, which have been applied since the date of its initial application. Information on the impact of the first-time application of this new standard is included in Note 2.
IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure requirements for leases, requiring a lessee to account for all leases on the statement of financial position under a single model, similar to the recognition of finance leases in IAS 17.
At the inception date of the lease (i.e. the date when the underlying asset is available for use), a lessee recognizes a liability for the present value of the lease payments payable over the lease term and a right of use asset that represents the right to use the underlying asset over the term of the lease. Rights of use assets are measured at cost, less accumulated depreciation and impairment losses, and are adjusted for any remeasurement of lease liabilities. The cost of rights of use assets includes the amount of initial direct costs incurred and lease payments made before the commencement date less incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the estimated useful life of the underlying asset and the lease term.
The Group does not recognize non-lease components separately from lease components for those classes of assets in which non-lease components are not significant with respect to the total value of the arrangement.
Lease payments include fixed payments (including in-substance fixed payments) less any lease incentive receivable, variable lease payments that depend on an index or rate, and amounts expected to be paid as residual value guarantees. Similarly, the measurement of the lease liability includes the exercise price of a purchase option, if the lessee is reasonably certain to exercise that option, and payments of penalties for early termination, if the lease term reflects the lessee exercising such cancellation option. For the calculation of the present value of the lease payments, the Group uses the incremental borrowing rate at the start date of the lease. After the commencement date, the amount of the lease liabilities is increased to reflect the accrual of interest and reduced for the payments made. In addition to this, the carrying amount of the lease liability is remeasured in certain cases, such as changes in the lease term, changes in future lease payments resulting from a change in an index or rate used to determine those payments. The amount of such remeasurement is generally recognized against an adjustment to the right-of-use asset.
The standard includes two recognition exemptions: "low value" asset leases (the Group uses this exemption for office equipment) and short-term leases (the Group uses this exemption for all leases with a term of 12 months or less). In such cases, lease payments are recognized as an expense on a straight-line basis over the lease term.
The Group determines the lease term as the non-cancellable term of the contract, together with any period covered by an extension (or termination) option whose exercise is discretionary for the Group, if there is reasonable certainty that it will be exercised (or it will not be exercised). In its assessment, the Group considers all available information by asset class in the industry and evaluates all relevant factors (technology, regulation, competition, business model) that create an economic incentive to exercise or not a renewal/cancellation option. In particular, the Group takes into consideration the time horizon of the strategic planning of its operations. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control that may affect its ability to exercise (or not to exercise) an option to extend or terminate (for example, a change in business strategy).
Lessor accounting is substantially unchanged under the new standard. Lessors continue to classify all leases using the classification principles in the prior standard, IAS 17, and distinguishing between operating and finance leases. Leases in which the lessor retains a significant portion of the risks and rewards of ownership of the leased asset are treated as operating leases. Otherwise, the lease is a finance lease.

•	IFRIC 23 Uncertainty over Income Tax Treatment
The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 (see Note 3.n). The Interpretation clarifies that the approach that better predicts the resolution of the uncertainty should be followed, and specifically addresses the assumptions an entity makes about the examination of tax treatments by taxation authorities and how an entity determines taxable profit (loss), tax bases, unused tax losses and tax credits, and tax rates, where there is uncertainty over an income tax treatment. The Group's current practice is in line with this Interpretation, so the application of these requirements did not have a significant impact on the Group's results in the period. These items are now presented in the statement of financial position under the headings Deferred tax liabilities or Current tax payables, depending on whether they are deferred tax liabilities or current tax liabilities, as appropriate. This involved a reclassification from the heading Provisions amounting to 856 million euros (see Notes 24 and 25).

•	Prepayment Features with Negative Compensation (Amendments to IFRS 9)
Under IFRS 9, a debt instrument can be measured at amortized cost or at fair value through other comprehensive income, provided that the contractual cash flows are ‘solely payments of principal and interest on the principal amount outstanding’ (the SPPI criterion) and the instrument is held within the appropriate business model for that classification. The amendments to IFRS 9 clarify that a financial asset passes the SPPI criterion regardless of the event or circumstance that causes the early termination of the contract and irrespective of which party pays or receives reasonable compensation for the early termination of the contract. This amendment did not have a significant impact on the Group's financial position or results in the period.

•	Plan Amendment, Curtailment or Settlement (Amendments to IAS 19)
The amendments to IAS 19 specify that when a plan amendment, curtailment or settlement occurs during the annual reporting period, an entity is required to:
- Determine current service cost for the remainder of the period after the plan amendment, curtailment or settlement, using the actuarial assumptions used to remeasure the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event.
- Determine net interest for the remainder of the period after the plan amendment, curtailment or settlement using: the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event; and the discount rate used to remeasure that net defined benefit liability (asset).
The amendments also clarify that an entity first determines any past service cost, or a gain or loss on settlement, without considering the effect of the asset ceiling. This amount is recognized in profit or loss. An entity then determines the effect of the asset ceiling after the plan amendment, curtailment or settlement. Any change in that effect, excluding amounts included in the net interest, is recognized in other comprehensive income.
These amendments did not have an impact on the Group's financial position or results in the period.

•	Long-term interests in associates and joint ventures (Amendments to IAS 28)
The amendments clarify that an entity applies IFRS 9 to long-term interests in an associate or joint venture to which the equity method is not applied but that, in substance, form part of the net investment in the associate or joint venture (long-term interests). This clarification is relevant because it implies that the expected credit loss model in IFRS 9 applies to such long-term interests. The amendments also clarify that, in applying IFRS 9, an entity does not take account of any losses of the associate or joint venture, or any impairment losses on the net investment, recognized as adjustments to the net investment in the associate or joint venture that arise from applying IAS 28 Investments in Associates and Joint Ventures. These amendments did not have a significant impact on the Group's financial position or results in the period.

•	Annual Improvements to IFRS Standards 2015-2017 Cycle
This text includes a number of improvements to existing IFRS, mainly to eliminate inconsistencies and clarify the wording of some of these standards.

- IFRS 3 Business Combinations
The amendments clarify that, when an entity obtains control of a business that is a joint operation, it applies the requirements for a business combination achieved in stages, including remeasuring previously held interests in the assets and liabilities of the joint operation at fair value. In doing so, the acquirer remeasures its entire previously held interest in the joint operation.
- IFRS 11 Joint Arrangements
A party that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business as defined in IFRS 3. The amendments clarify that the previously held interests in that joint operation are not remeasured.
- IAS 12 Income Taxes
The amendments clarify that the income tax consequences of dividends are linked more directly to past transactions or events that generated distributable profits than to distributions to owners. Therefore, an entity recognises the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events.
- IAS 23 Borrowing Costs
The amendments clarify that an entity treats as part of general borrowings any borrowing originally made to develop a qualifying asset when substantially all of the activities necessary to prepare that asset for its intended use or sale are complete.
These improvements did not have a significant impact on the Group's financial position or results in the period.
New standards and amendments to standards issued but not effected as of December 31, 2019.
At the date of preparation of the consolidated financial statements, the following IFRS and amendments to existing standards had been published, but their application is not mandatory:

Standards and amendments		Mandatory application: annual periods beginning on or after
Amendments to IFRS 3	Definition of a Business	January 1, 2020
Amendments to IAS 1 and IAS 8	Definition of Material	January 1, 2020
Amendments to References to the Conceptual Framework in IFRSs Standards		January 1, 2020
Amendments to IFRS 9, IAS 39 and IFRS 7	Interest Rate Benchmark Reform	January 1, 2020
IFRS 17	Insurance Contracts	January 1, 2021
Amendments to IAS 1	Classification of Liabilities as Current or Non-Current	January 1, 2022
Based on the assessment made to date, the Group estimates that the adoption of these new pronouncements will not have a significant impact on the consolidated financial statements in the initial period of application.

Note 4. Segment information
On November 27, 2019, the Board of Directors of Telefónica approved an action plan with five strategic decisions: (i) focus investment and growth in the most important markets of the company: Spain, Brazil, the UK and Germany; (ii) the creation of Telefónica Tech; (iii) the creation of Telefónica Infra; (iv) an operational spin-off of Hispanoamérica in a single unit; and (v) the redefinition of the company’s corporate center. The structure of Telefónica's Executive Committee has been modified to reflect these changes. Such changes will also result in a change to the financial information that needs to be presented to Telefónica's Management and will result in a change of the reporting segments, which as of the date of approval of these consolidated financial statements is still pending.
During 2019 the Group continued reporting financial information, both internally and externally, based on the organizational structure approved by the Board of Directors on January 31, 2018. Thus, the reportable segments for the 2019 consolidated financial statements are: Telefónica Spain, Telefónica United Kingdom, Telefónica Germany, Telefónica Brazil, Telefónica Hispam Norte (formed by the Group's operators in Colombia, Mexico, Venezuela, Ecuador and Central America) and Telefónica Hispam Sur (formed by the Group’s operators in Argentina, Chile, Peru and Uruguay).
The segments referred to above include the information related to the fixed, wireless, cable, data, Internet and television businesses and other digital services provided in each country. Inter-segment transactions are carried out on an arm's length basis.
Information relating to other Group companies not specifically included in these segments is reported under "Other companies" (see Appendix I), which includes Telxius, Telefónica, S.A. and other holding companies, as well as companies whose main purpose is to provide cross-sectional services to Group companies and other operations not included in the segments.
The revenues of Telxius in 2019 amounted to 842 million euros (792 million euros in 2018), of which 482 million euros corresponded to intersegment revenues (458 million euros in 2018). The OIBDA of Telxius in 2019 amounted to 504 million euros (370 million euros in 2018) and the operating income in 2019 amounted to 255 million euros (245 million euros in 2018). The capital expenditures of Telxius in 2019 amounted to 284 million euros (181 million euros in 2018) and the acquisitions of rights of use in 2019 amounted to 88 million euros. The fixed assets of Telxius amounted to 1,145 million euros at December 31, 2019 (1,116 million euros at December 31, 2018) and the rights of use amounted to 388 million euros at December 31, 2019.
The "Eliminations" of the Group at OIBDA level in 2019 mainly reflect the leases of Telxius to other Group companies, due to the asymmetry in accounting between lessor and lessee under IFRS 16. This impact is mostly offset at operating income level.
The Group centrally manages borrowing activities, mainly through Telefónica, S.A. and other companies included in Other companies (see Note 19, Appendix III and Appendix V), so most of the Group's financial assets and liabilities are reported under Other companies. In addition, Telefónica, S.A. is the head of the Telefónica tax group in Spain (see Note 25). Therefore, a significant part of the deferred tax assets and liabilities is included under Other companies. For these reasons, the results of the segments are disclosed up to operating income.
The sale of the Telefónica Group's operating companies in Guatemala, Nicaragua and Panama was completed in 2019. The capital gains generated are reported under "Other companies" (see Note 2). The closing of the sale of the Group's operating companies in El Salvador and Costa Rica is pending approval of the relevant regulatory authorizations (see Note 30).
Revenues and expenses arising from intra-group invoicing for the use of the trademark and management services were eliminated from the operating results of each Group segment. The results of the holding companies also exclude dividends from Group companies and impairments of investments in Group companies. These adjustments have no impact on the Group’s consolidated results. In addition, segment reporting considers the impact of the purchase price allocation to the assets acquired and the liabilities assumed by the companies included in each segment. The assets and liabilities presented in each segment are those managed by the heads of each segment, regardless of their legal structure.
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
The following table presents income, CapEx information (capital expenditures in intangible assets and property, plant and equipment, see Notes 6 and 8) and acquisitions of rights of use (since the entry into force of IFRS 16, see Note 9) regarding the Group’s operating segments:

2019
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam Norte	Telefónica Hispam Sur	Other companies	Eliminations	Total Group
Revenues	12,767	7,109	7,399	10,035	3,795	6,384	2,624	(1,691)	48,422
External revenues	12,527	7,068	7,364	10,018	3,698	6,334	1,413	—	48,422
Intersegment revenues	240	41	35	17	97	50	1,211	(1,691)	—
Other operating income and expenses	(9,080)	(4,995)	(5,073)	(5,773)	(2,965)	(4,986)	(1,737)	1,306	(33,303)
OIBDA	3,687	2,114	2,326	4,262	830	1,398	887	(385)	15,119
Depreciation and amortization	(1,988)	(1,204)	(2,463)	(2,516)	(981)	(1,279)	(424)	273	(10,582)
Operating income	1,699	910	(137)	1,746	(151)	119	463	(112)	4,537
CapEx	1,646	914	2,469	2,005	580	965	388	(183)	8,784
Acquisitions of rights of use	127	157	230	409	214	160	117	(122)	1,292

2018
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam Norte	Telefónica Hispam Sur	Other companies	Eliminations	Total Group
Revenues	12,706	6,790	7,320	10,126	4,075	6,677	2,679	(1,680)	48,693
External revenues	12,461	6,757	7,281	10,105	3,986	6,630	1,473	—	48,693
Intersegment revenues	245	33	39	21	89	47	1,206	(1,680)	—
Other operating income and expenses	(7,943)	(4,925)	(5,486)	(5,815)	(3,282)	(4,958)	(2,315)	1,602	(33,122)
OIBDA	4,763	1,865	1,834	4,311	793	1,719	364	(78)	15,571
Depreciation and amortization	(1,650)	(943)	(2,071)	(1,990)	(967)	(1,167)	(304)	43	(9,049)
Operating income	3,113	922	(237)	2,321	(174)	552	60	(35)	6,522
CapEx	1,719	1,464	966	1,910	668	1,116	295	(19)	8,119

2017
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam Norte	Telefónica Hispam Sur	Other companies	Eliminations	Total Group
Revenues	12,653	6,540	7,296	12,019	4,331	8,218	2,779	(1,828)	52,008
External revenues	12,364	6,505	7,252	11,994	4,220	8,170	1,503	—	52,008
Intersegment revenues	289	35	44	25	111	48	1,276	(1,828)	—
Other operating income and expenses	(7,701)	(4,901)	(5,475)	(7,828)	(3,068)	(5,943)	(2,657)	1,752	(35,821)
OIBDA	4,952	1,639	1,821	4,191	1,263	2,275	122	(76)	16,187
Depreciation and amortization	(1,688)	(1,047)	(1,954)	(2,228)	(992)	(1,198)	(327)	38	(9,396)
Operating income	3,264	592	(133)	1,963	271	1,077	(205)	(38)	6,791
CapEx	1,683	827	951	2,225	1,264	1,414	334	(1)	8,697

The following table presents main assets and liabilities by segment:

2019
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam Norte	Telefónica Hispam Sur	Other companies	Eliminations	Total Group
Fixed assets	15,116	10,051	14,091	20,585	3,396	8,440	1,986	—	73,665
Rights of use (1)	1,499	716	2,499	1,933	755	623	464	(1,550)	6,939
Investments accounted for by the equity method	—	9	—	2	1	72	56	—	140
Financial assets and other non-currents assets	166	468	457	1,159	187	423	6,873	(2,610)	7,123
Deferred tax assets	2,357	2	314	337	525	221	2,926	—	6,682
Other current financial assets	42	72	17	67	217	220	5,634	(3,146)	3,123
Total allocated assets	24,307	13,869	20,143	28,120	7,640	12,421	24,313	(11,936)	118,877
Non-current financial liabilities	775	1,132	2,153	572	798	1,868	37,948	(1,958)	43,288
Non-current lease liabilities	1,252	490	2,027	1,582	807	490	356	(1,378)	5,626
Deferred tax liabilities	158	101	358	945	33	386	927	—	2,908
Current financial liabilities	854	—	339	464	630	357	10,860	(4,428)	9,076
Current lease liabilities	282	213	462	448	108	139	133	(185)	1,600
Total allocated liabilities	16,020	5,450	10,659	8,599	4,951	6,318	53,362	(11,932)	93,427
(1) The eliminations of rights of use amounted to 1,550 million euros mainly correspond to the rights of use for assets leased by Telxius to the operating companies of the Group.

2018
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam Norte	Telefónica Hispam Sur	Other companies	Eliminations	Total Group
Fixed assets	15,347	9,646	13,520	21,230	4,971	9,041	2,144	—	75,899
Investments accounted for by the equity method	2	8	—	2	1	—	55	—	68
Financial assets and other non-currents assets	163	304	377	1,718	363	469	7,058	(3,343)	7,109
Deferred tax assets	2,084	2	204	335	1,063	165	3,778	—	7,631
Other current financial assets	31	79	9	88	68	145	5,635	(3,846)	2,209
Total allocated assets	23,622	12,609	16,837	27,402	8,672	12,043	26,363	(13,501)	114,047
Non-current financial liabilities	649	1,077	2,004	1,058	1,101	1,618	39,624	(1,797)	45,334
Deferred tax liabilities	189	102	236	693	134	397	923	—	2,674
Current financial liabilities	1,683	—	145	334	1,083	339	12,854	(7,070)	9,368
Total allocated liabilities	14,328	4,633	6,287	7,204	5,096	5,396	57,618	(13,495)	87,067

The composition of segment revenues, detailed by the main countries in which the Group operates, is as follows:

Millions of euros	2019				2018				2017
Country by segments	Fixed	Mobile	Others and elims.	Total	Fixed	Mobile	Others and elims.	Total	Fixed	Mobile	Others and elims.	Total
Spain (*)				12,767				12,706				12,653
United Kingdom	—	6,600	509	7,109	—	6,390	400	6,790	—	6,216	324	6,540
Germany	741	6,647	11	7,399	767	6,539	14	7,320	862	6,415	19	7,296
Brazil	3,537	6,498	—	10,035	3,754	6,372	—	10,126	4,659	7,360	—	12,019
Hispam Norte	706	3,085	4	3,795	732	3,343	—	4,075	736	3,595	—	4,331
Colombia	434	670	—	1,104	574	894	—	1,468	554	909	—	1,463
Mexico	—	867	—	867	—	1,175	—	1,175	—	1,336	—	1,336
Remaining operators and segment eliminations	272	1,548	4	1,824	158	1,274	—	1,432	182	1,350	—	1,532
Hispam Sur	2,707	3,674	3	6,384	2,712	3,965	—	6,677	3,225	4,993	—	8,218
Argentina	486	945	—	1,431	818	1,497	—	2,315	1,216	2,279	—	3,495
Chile	646	910	—	1,556	864	1,215	—	2,079	926	1,259	—	2,185
Peru	761	785	—	1,546	1,037	1,038	—	2,075	1,092	1,226	—	2,318
Remaining operators and segment eliminations	814	1,034	3	1,851	(7)	215	—	208	(9)	229	—	220
Other and inter-segment eliminations	—	—	933	933	—	—	999	999	—	—	951	951
Total Group				48,422				48,693				52,008
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

Millions of euros
Telefónica Spain	2019	2018	2017
Mobile handset sale	373	386	379
Ex-Mobile handset sale	12,394	12,320	12,274
Consumer	6,658	6,689	6,602
Corporate	3,509	3,462	3,401
Others	2,227	2,169	2,271
Total	12,767	12,706	12,653

Note 5. Business combinations and acquisitions of non-controlling interests

Business combinations
Finalization of the purchase price alocation by Coltel of control over Telebucaramanga, Metrotel and Optecom
On September 30, 2017, as part of the early termination agreement regarding the contract with PARAPAT , Colombia Telecomunicaciones, S.A. ESP (Coltel) acquired control of Colombian companies Empresa de Telecomunicaciones de Telebucaramanga S.A. ESP (Telebucaramanga), operating in the city of Bucaramanga; Metropolitana de Telecomunicaciones S.A. ESP (Metrotel); and Operaciones Tecnológicas y Comerciales S.A.S. (Optecom), operating in the city of Barranquilla, for an overall price of 509,975 million Colombian pesos (approximately 147 million euros on the transaction date). These companies primarily provide fixed telephony, data, pay TV, installation and maintenance services.
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
(1) Excluding the proportion assumed by the non-controlling shareholder and the cash and cash equivalents contributed by the companies at the moment of its inclusion in the consolidation scope, the impact in the consolidated cash flow amounted to 85 million euros (see Note 28).
Transactions with non-controlling interests
2018
Sale of 9.99% of the total share capital of Telxius
On July 27, 2018, Telefónica transferred to a subsidiary of the Pontegadea Group 16.65% of the share capital of the Telefónica's subsidiary Pontel Participaciones, S.L. (Pontel), which owns 60% of the share capital of Telxius Telecom, S.A. (Telxius), for an amount of 378.8 million euros, resulting in a price of 15.2 euros per share of Telxius. This holding of 16.65% in the capital stock of Pontel is equivalent, in economic terms, to an indirect holding of 9.99% in the share capital of Telxius. The impact of this transaction on the equity attributable to equity holders of the parent amounted to 232 million euros and the impact on equity attributable to non-controlling interest amounted to 139 million euros.

2017
Share swap with KPN
In March 2017, Telefónica entered into a swap agreement with Koninklijke KPN NV (hereinafter, KPN) to deliver 72.0 million of its treasury shares (representing 1.43% of its share capital) in exchange for 178.5 million shares of its subsidiary Telefónica Deutschland Holding AG, representing 6.0% of the share capital of the latter (see Note 17). This transaction thus entailed no cash movements.
The exchange ratio was determined based on the average of the volume weighted average price of the respective shares over the last five trading sessions. The impact in the consolidated statement of changes in equity was a decrease in net equity attributable to minority interests amounting to 671 million euros in 2017 (Note 17.h), an increase in treasury shares amounting to 754 million euros and a decrease in retained earnings amounting to 83 million euros.
As a result of this agreement, Telefónica increased its shareholding in Telefónica Deutschland from 63.2% to 69.2%.
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
Following the closing of this sale of 15.2% of the share capital in Telxius in December 2017, together with 24.8% of the share capital acquired on October 24, 2017, KKR had acquired 40% of the share capital of Telxius in exchange for an aggregate amount of 1,275 million euros (see Note 28).
These transactions had no impact on the consolidated results of the Telefónica Group as it consisted of the sale of minority interests, with Telefónica retaining control over Telxius. The impact on the 2017 consolidated statement of changes in equity was an increase in net equity attributable to minority interests amounting to 690 million euros (Note 17.i), an increase in retained earnings amounting to 570 million euros, and a decrease in translation differences of 9 million euros.

Note 6. Intangible assets
The composition of and movements in net intangible assets in 2019 and 2018 are as follows:

2019
Millions of euros	Balance at 12/31/2018	Additions (1)	Amortization	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Exclusion of companies	Balance at 12/31/2019
Service concession arrangements and licenses	9,995	25	(1,227)	(495)	333	23	(88)	8,566
Software	2,940	420	(1,464)	(4)	1,113	(6)	(19)	2,980
Customer base	2,138	—	(478)	—	9	(3)	—	1,666
Trademarks	690	—	(58)	—	—	8	—	640
Other intangible assets	77	15	(21)	—	(18)	(1)	—	52
Intangible assets in process	1,016	2,267	—	(1)	(1,146)	—	(6)	2,130
Total intangible assets	16,856	2,727	(3,248)	(500)	291	21	(113)	16,034
(1) Total additions of intangible assets in 2019 amounted to 2,733 million euros, including the additions corresponding to companies held for sale and sold companies during the annual reporting period (see Note 2).

2018
Millions of euros	Balance at 12/31/17	Additions	Amortization	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Exclusion of companies	Balance at 12/31/2018
Service concession arrangements and licenses	10,785	509	(1,221)	—	(9)	(69)	—	9,995
Software	2,987	632	(1,450)	(19)	876	(86)	—	2,940
Customer base	2,731	—	(539)	—	(5)	(49)	—	2,138
Trademarks	780	—	(58)	—	—	(32)	—	690
Other intangible assets	86	22	(30)	—	4	(2)	(3)	77
Intangible assets in process	636	815	—	—	(412)	(23)	—	1,016
Total intangible assets	18,005	1,978	(3,298)	(19)	454	(261)	(3)	16,856

The gross cost, accumulated amortization and impairment losses of intangible assets at December 31, 2019 and 2018 are as follows:

Balance at 12/31/2019
Millions of euros	Gross cost	Accumulated amortization	Impairment losses	Intangible assets
Service concession arrangements and licenses	20,414	(11,848)	—	8,566
Software	17,578	(14,597)	(1)	2,980
Customer base	6,544	(4,878)	—	1,666
Trademarks	1,887	(1,247)	—	640
Other intangible assets	956	(901)	(3)	52
Intangible assets in process	2,130	—	—	2,130
Total intangible assets	49,509	(33,471)	(4)	16,034

Balance at 12/31/2018
Millions of euros	Gross cost	Accumulated amortization	Impairment losses	Intangible assets
Service concession arrangements and licenses	21,145	(11,150)	—	9,995
Software	17,153	(14,213)	—	2,940
Customer base	6,766	(4,628)	—	2,138
Trademarks	1,853	(1,163)	—	690
Other intangible assets	1,022	(942)	(3)	77
Intangible assets in process	1,016	—	—	1,016
Total intangible assets	48,955	(32,096)	(3)	16,856

Additions of spectrum in 2019, including the additions corresponding to companies held for sale, amounting to 1,501 million euros (868 million euros in 2018).
In June 2019, as part of the 5G frequency auction, Telefónica Germany acquired a total of 90 MHz of spectrum in the 2 GHz and 3.6 GHz bands, for a total amount of 1,425 million euros. The German Federal Network Agency assigned the frequency blocks in August 2019:

•	At 2 GHz, a paired block of 5 MHz with a running time from 2021, and a paired block of 5 MHz with a running time from 2026; and

•	At 3.6 GHz, seven unpaired blocks of 10 MHz each, which will be made available gradually by 2022 at the latest.
In September 2019, Telefónica Germany, like the other auction participants, reached an agreement to pay in annual installments until 2030, beginning in December 2019, instead of one-time payment (see Note 21 and Appendix VI).
In addition, in Uruguay the acquisition of spectrum in 2.6 GHz band for 26 million euros.
The main acquisitions of radio spectrum in 2018 were as follows:

▪
In Telefónica United Kingdom, the acquisition of 40 MHz in the 2.3 GHz band for 230 million euros, and 40 MHz in the 3.4 GHz band amounting to 358 million euros registered as intangible assets in process.

▪	In Telefónica Spain, the acquisition of the purchase of spectrum in the 3.7 GHz band amounting to 108 million euros.

▪	In Telefónica Hispam Norte, the acquisition by Telefónica Móviles México of 2.5 GHz blocks for 33 million euros and the renewal of spectrum in the band of 1900 MHz for 102 million euros.

▪	In Telefónica Hispam Sur, the acquisition of spectrum in the 2.6 GHz band by Telefónica Argentina for 21 million euros.

Disposals of "Service concession arrangements and licenses" in 2019 correspond to the licenses to use spectrum of Telefónica Mexico (see Note 2).
"Transfers and others" in 2019 include the reclassification of the intangible assets of Telefónica de Costa Rica amounting to 65 million euros to "Non-current assets classified as held for sale" of the statements of financial position (see Note 30).
"Transfers and others" in 2018 included the reclassification of the intangible assets of Telefónica Móviles Guatemala and Telefónica Móviles El Salvador amounting to 44 and 30 million euros, respectively, to "Non-current assets classified as held for sale" of the statements of financial position (see Note 30).
Appendix VI contains the details of the main concessions and licenses which the Group operates.

“Exclusion of companies” in 2019 mainly corresponds to the sale of Telefonía Celular de Nicaragua and Telefónica Móviles Panamá amounting to 12 and 100 million euros, respectively (see Note 2).

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

Note 7. Goodwill

Movement in goodwill

The movement in goodwill assigned to each Group segment was as follows:

2019
Millions of euros	Balance at 12/31/2018	Disposals	Additions	Write-offs	Exchange rate impact and other	Balance at 12/31/2019
Telefónica Spain	4,310	(11)	—	—	—	4,299
Telefónica Brazil	8,991	(1)	—	—	(176)	8,814
Telefónica Germany	4,815	—	4	—	—	4,819
Telefónica United Kingdom	4,611	—	—	—	236	4,847
Telefónica Hispam Norte	464	(144)	—	—	5	325
Telefónica Hispam Sur	2,462	(22)	—	(206)	(31)	2,203
Others	95	(1)	2	—	—	96
Total	25,748	(179)	6	(206)	34	25,403

2018
Millions of euros	Balance at 12/31/2017	Transfer to Non-currents assets held for sale	Write-offs and disposals	Exchange rate impact and other	Balance at 12/31/2018
Telefónica Spain	4,310	—	—	—	4,310
Telefónica Brazil	10,057	—	—	(1,066)	8,991
Telefónica Germany	4,815	—	—	—	4,815
Telefónica United Kingdom	4,648	—	—	(37)	4,611
Telefónica Hispam Norte	1,002	(183)	(350)	(5)	464
Telefónica Hispam Sur	1,907	—	—	555	2,462
Others	102	—	(6)	(1)	95
Total	26,841	(183)	(356)	(554)	25,748

As explained hereafter, in 2019 an impairment loss was recognized on the goodwill assigned to Telefónica Argentina, amounting to 206 million euros, with a balancing entry in “Other expenses” (see Note 26).
The disposals of goodwill in 2019 in the segment Telefónica Hispam Norte correspond to the sale of Telefónica Móviles Panamá and Telefonía Celular de Nicaragua (see Note 2).
The rest of disposals in 2019 corresponds to the sale of the Data Centers businesses (see Note 2).
The amount transferred in 2018 to Non-current assets held for sale corresponded to Telefónica Móviles Guatemala and Telefónica Móviles El Salvador (see Notes 2 and 30).
In 2018, an impairment loss was recognized for the total value of the goodwill assigned to Telefónica Móviles México, amounting to 350 million euros, with a balancing entry in “Other expenses”. In addition, goodwill of 6 million euros from the sale of Tokbox Inc was derecognized (see Note 26).

As explained in Note 2, in 2019 and 2018 Telefónica Group applied inflation adjustments to its companies whose functional currency is the Argentine peso. The adjustment for inflation at January 1, 2018, of the goodwill recognized in relation to the Group’s operators in Argentina was 858 million euros, recorded in the column "Exchange rate impact and other" of Telefónica Hispam Sur.

Cash-generating units
In order to test for impairment, goodwill was allocated to the different cash-generating units (CGUs), which are grouped into the following reportable operating segments:

Millions of euros	12/31/2019	12/31/2018
Telefónica Spain	4,299	4,310
Telefónica Brazil	8,814	8,991
Telefónica Germany	4,819	4,815
Telefónica United Kingdom	4,847	4,611
Telefónica Hispam Norte	325	464
Colombia	195	192
Central America	—	144
Ecuador	130	128
Telefónica Hispam Sur	2,203	2,462
Chile	856	906
Peru	766	744
Argentina	557	785
Uruguay	24	27
Others	96	95
TOTAL	25,403	25,748

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
Main assumptions used in calculating value in use
CGUs’ value in use are calculated based on the approved business plans. Certain variables are then considered, including the long-term OIBDA margin and the long-term Capital Expenditure ratio (expressed as a percentage of revenue), which are considered the key operating variables to measure business performance and to set financial targets. Finally, the discount rates and the perpetuity growth rates are considered.
The main variables considered for the most significant CGUs (Brazil, Spain, United Kingdom and Germany), are described below.

Revenues
In terms of revenues, the plan is in line with the average three-year estimates made by analysts, which include a trend towards stability or improvement.
The OIBDA margin and long-term Capital Expenditure (CapEx) ratio
The values obtained, as described in the previous paragraphs, are compared with the available data on competitors in the geographic markets where Telefónica Group operates. With regard to Europe, the long-term OIBDA margin for operations in Spain is around 40%, while it is lower in Germany and the United Kingdom (around 30%). The long-term OIBDA margin is therefore in line with analysts' forecasts over a three-year horizon, with Spain estimated at around 40%, Germany at 33% and the United Kingdom at 31%.
Regarding the long-term ratio of CapEx over revenues, forecasted in the business plans, the Group’s European operators invest at a percentage of revenue aligned with the range for peers in the region. However, the valuations performed for the impairment tests for Spain, Germany and United Kingdom consider the opinions of Telefónica Group’s analysts with regard to investment needs (around 13% for the three countries).
The OIBDA margin for Brazil is also around 40%, within the range of analysts' long-term forecasts (at around 43%). Over the term of the business plans, the operator will invest a percentage in line with the investment needs forecasted by analysts (around 18%).
Discount rate
The discount rate, applied to measure cash flows, is the weighted average cost of capital (WACC), determined by the weighted average cost of equity and debt according to the finance structure established for each CGU.
This rate is calculated using the capital asset pricing model (CAPM), which considers the asset’s systemic risk, and the impact of those risks not already considered on cash flows, such as country risk, business-specific credit risk, currency risk and price risk specific to the financial asset.

Within the most relevant CGUs, we consider again in the United Kingdom the uncertainty surrounding Brexit. Thus, while an initial agreement was reached with the EU, the uncertainty remains about the new trading relationship with Europe, which continues generating an adverse impact on certain financial indicators and lower economic growth than would otherwise be the case. For this reason, the cost of capital used in the valuation continues to be stressed, through a higher market premium in line with the implicit one.
The most significant components of WACC are summarized as follows:

•
Risk-Free Rate: defined as the interest rate offered by long-term sovereign bonds. The rate is determined using current market data and equilibrium level estimates (according to standard econometric models, supported by modeling of neutral rates prepared by the central banks themselves) in which the interest rates should be located, thus adjusting the yields, set at low rates due to the high influence of public debt purchased by central banks.

•
Political Risk Premium: adds the country's insolvency risk due to political and/or financial events; calculation is based on the quoted prices of credit default swaps for each country or, the EMBI+ index published by JP Morgan based on the information available and the liquidity conditions of these swaps.

•
Equity Risk Premium (ERP): the return in excess that equity assets are expected to yield over the risk-free rate. This is determined using a combination of historical approaches (ex post) backed by external publications and studies based on historical market returns series, and prospective approaches (ex-ante), based on market publications, considering the medium- and long-term profit expectations based on the degree of maturity and development of each country.

•
Beta Coefficient: a measure of the volatility, or systematic risk, of an equity asset in comparison to the entire market. It is estimated based on a series of historical share prices of comparable companies listed on the stock exchange, to estimate the correlation between the company shares´ returns and the stock market returns, of the country where the company is listed.

The main underlying data used in these calculations are obtained from independent and renowned external information sources.
The discount rates applied to the cash flow projections in 2019 and 2018 for the main CGUs are as follows:

	2019		2018
Discount rate in local currency	Before tax	After-tax	Before tax	After-tax
Spain	8.2%	6.2%	8.3%	6.4%
Brazil	12.6%	10.0%	14.4%	11.2%
United Kingdom	7.8%	6.2%	7.5%	6.3%
Germany	7.8%	4.9%	6.9%	5.2%
Perpetuity growth rate
Cash flow projections from the sixth year are calculated using an expected constant growth rate (g), considering the analyst consensus estimates for each business, based on the maturity of the industry and technology, and the degree of development of each country. Each indicator is compared to the forecasted long-term real and nominal GDP growth of each country and growth data from external sources, adjusting any particular case with specific characteristics related to the business evolution.
The perpetuity growth rates applied to the cash flow projections in 2019 and 2018 for the main CGUs are as follows:

Perpetuity growth rate in local currency	2019	2018
Spain	1.0%	0.9%
Brazil	4.5%	4.5%
United Kingdom	0.8%	0.8%
Germany	1.1%	1.0%
There were no significant changes in the perpetuity growth rates for 2019 compared to 2018. Europe remains around 1%.
In Brazil, the perpetuity growth rate is in line with the Brazilian Central Bank’s medium-term inflation target (4%, within a range of ±1.5 percentage points) and is aligned with the analysts consensus for the business plans horizon (below 4.5%) yet below the forecasted nominal GDP growth rate (which oscillates around 6.5%). A conservative outlook was maintained in line with analysts’ expectations.
Sensitivity to changes in assumptions
The Group performs a sensitivity analysis of the impairment test by considering reasonable changes in the main assumptions used in the test. For the main CGU, the following maximum increases or decreases were assumed, expressed in percentage points (percentage points):

Changes in key assumptions, In percentage points (percentage points)	Spain	United Kingdom	Germany	Brazil
Financial variables
Discount rate	+/- 0.5	+/- 1	+/- 0.5	+/- 1
Perpetuity growth rates	+/- 0.25	+/- 0.5	+/- 0.25	+/- 0.5
Long-term operating variables
OIBDA Margin	+/- 2	+/- 1.5	+/- 1.5	+/- 2
Ratio of CapEx/Revenues	+/- 1	+/- 0.75	+/- 0.75	+/- 1
The sensitivity analysis revealed a comfortable gap between the recoverable value and carrying amount for the main CGUs at December 31, 2019.

For the sensitivity analysis of the valuation of Telefónica United Kingdom, the threshold of the reasonable variations of financial assumptions were increased, due to the uncertainty of Brexit (to +/- 1 percentage points in the discount rate and +/- 0.5 percentage points in the perpetuity growth rate). In the case of the reasonable variations of the operating variables, there is also a significant gap between these valuations and the carrying value. Although the final result of Brexit could have a negative effect on Telefónica United Kingdom, it must be pointed out that, since the Brexit referendum took place in 2016, the company has not experienced any worsening of its operating variables, recording growth in revenue, OIBDA and OIBDA margin in the last three years in local currency (see Note 4).
In the case of Telefónica Peru, affected by competitive intensity and the negative impact of regulation, an increase of 50 basis points in its WACC (from 8.4% to 8.9%), would generate an impairment of goodwill of approximately 60 million euros, while a lower terminal growth rate of 50 basic points (from 3.3% to 2.8%) would have a negative impact amounting to 26 million euros. In turn, a 1.25 percentage points decrease in the long-term OIBDA margin, would have a negative impact amounting to 130 million euros, and a 0.63 percentage points increase in the investment/sales ratio would generate an impairment of goodwill amounting to 44 million euros.
Calculation of the recoverable amount of Telefónica Argentina

The country’s delicate financial situation, aggravated after the virulent financial impact of the primary elections held in August 2019, the deterioration in economic activity and the uncertainty awaiting a new sustainable economic/financial program after the new Government was formed have strained financial variables.
In that context, and considering the sensitivity of the impairment test identified for Telefónica Argentina in 2018, the Group made an additional analysis to determine the recoverable amount of the CGU, by calculating the fair value less costs to sale (see Note 3.f), using discounted cash flow projections.
To this end, a new business plan was prepared that entails a moderation in cash generation compared to previous years and additionally cost efficiencies and strategic synergies were considered, reflected in previous transactions both in the Group and third parties.
The WACC rate, in local currency, considers inflation that affects business cash flows in the plan’s horizon, converging in a perpetuity discount rate of around 22% and terminal nominal growth of 10%, aligned with the expected normalization for the inflation rate. Both variables are also aligned with the consensus of Argentine market analysts of using hard currency. The resulting valuation is classified in the Level 3 of the measurement hierarchy under IFRS 13.
As a result of this analysis, in 2019 an impairment loss was recognized on the goodwill assigned to Telefónica Argentina, amounting to 206 million euros. Regarding the sensitivity of the calculation, an increase of 200 basis points in its WACC, would generate an additional impairment of goodwill of approximately 220 million euros, while a lower terminal growth rate of 0.75 percentage points, would increase this negative impact in 100 million euros. In turn, a 1.5 percentage points drop in the OIBDA margin would increase the impairment in approximately 200 million euros, and a 0.75 percentage points increase in the investment/sales ratio would generate an additional impairment of goodwill amounting to 100 million euros.

Note 8. Property, plant and equipment
The composition of and movement in the items constituting net “Property, plant and equipment” in 2019 and 2018 were as follows:

2019
Millions of euros	Balance at 12/31/18	First application of IFRS 16	Additions (1)	Depreciation	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Exclusion of companies	Balance at 12/31/19
Land and buildings	4,310	(9)	37	(334)	(227)	61	(56)	(179)	3,603
Plant and machinery	25,346	(107)	1,258	(4,845)	(33)	3,638	(58)	(193)	25,006
Furniture, tools and other items	1,201	(133)	129	(434)	(4)	503	7	(21)	1,248
PP&E in progress	2,438	—	4,568	—	(2)	(4,612)	18	(39)	2,371
Total PP&E	33,295	(249)	5,992	(5,613)	(266)	(410)	(89)	(432)	32,228
(1) Total additions of property, plant and equipment in 2019 amounted to 6,051 million euros, including the additions corresponding to companies held for sale and sold companies during the annual reporting period (see Note 2).

2018
Millions of euros	Balance at 12/31/17	Additions	Depreciation	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Balance at 12/31/18
Land and buildings	4,383	42	(368)	(29)	77	205	4,310
Plant and machinery	25,297	1,305	(4,905)	(6)	4,204	(549)	25,346
Furniture, tools and other items	1,267	134	(478)	(21)	340	(41)	1,201
PP&E in progress	3,278	4,660	—	(15)	(5,401)	(84)	2,438
Total PP&E	34,225	6,141	(5,751)	(71)	(780)	(469)	33,295
The gross cost, accumulated depreciation and impairment losses of property, plant and equipment at December 31, 2019 and 2018 were as follows:

Balance at December 31, 2019
Millions of euros	Gross cost	Accumulated depreciation	Impairment losses	PP&E
Land and buildings	10,588	(6,975)	(10)	3,603
Plant and machinery	101,249	(76,186)	(57)	25,006
Furniture, tools and other items	7,041	(5,788)	(5)	1,248
PP&E in progress	2,381	—	(10)	2,371
Total PP&E	121,259	(88,949)	(82)	32,228

Balance at December 31, 2018
Millions of euros	Gross cost	Accumulated depreciation	Impairment losses	PP&E
Land and buildings	11,949	(7,636)	(3)	4,310
Plant and machinery	102,615	(77,222)	(47)	25,346
Furniture, tools and other items	7,137	(5,931)	(5)	1,201
PP&E in progress	2,453	—	(15)	2,438
Total PP&E	124,154	(90,789)	(70)	33,295

Investment by Telefónica Spain in property plant and equipment in 2019 and 2018 amounted to 1,390 and 1,387 million euros, respectively. It should be noted fast fiber optic and IPTV rollout exceeded an estimated 23 million premises passed by year-end 2019 and investments in the LTE network reached 97% population coverage.
Investment by Telefónica United Kingdom in property plant and equipment in 2019 and 2018 amounted to 779 and 777 million euros, respectively. The investment has been focused on enhancing the LTE navigation experience, achieving 99% population coverage by year-end 2019, and pursuing the improvement of network capacity and quality.
Investment by Telefónica Germany in property plant and equipment in 2019 and 2018 amounted to 807 and 697 million euros, respectively. The company remains dedicated to extending LTE coverage, achieving a population coverage of 92% by year-end 2019.
Investment by Telefónica Brazil in property plant and equipment in 2019 and 2018 amounted to 1,605 and 1,625 million euros, respectively. The investment was mainly dedicated to extending the coverage and capacity of the LTE mobile networks, the improvement of network quality, the extension of the fiber network in the fixed business, as well as network simplification and the digitalization of processes and systems.
Investment by Telefónica Hispam Norte in property plant and equipment in 2019 and 2018 amounted to 460 (excluding the investment in Central América, see Note 2) and 460 million euros, respectively. This investment has been mainly focused on improving the coverage and capacity of LTE networks, the deployment of ultra-broadband fixed capabilities (fiber/HFC) in Colombia, as well as the simplification and digitalization of processes and systems in the region.
Investment by Telefónica Hispam Sur in property plant and equipment in 2019 and 2018 amounted to 819 and 997 million euros, respectively. This investment has been mainly focused on improving the coverage and capacity of LTE networks and ultra-broadband fixed capabilities (fiber / HFC).
"First application of IFRS 16 impact" includes the transfer of the property, plant and equipment originated in finance lease operations amounting to 249 million euros, reclassified to "Rights of use" at the transition date of IFRS 16 (see Notes 2 and 9).
"Transfers and others" in 2019 includes the reclassification of property, plant and equipment of Telefónica de Costa Rica amounting to 78 million euros, to "Non-current assets classified as held for sale" of the statements of financial position (see Note 30).
"Transfers and others" in 2018 included the reclassification of property, plant and equipment of Telefónica Móviles Guatemala and Telefónica Móviles El Salvador amounting to 157 and 91 million euros, respectively, to "Non-current assets classified as held for sale" of the statements of financial position (see Note 30).
“Exclusion of companies” in 2019 mainly correspond to the sales of Telefonía Celular de Nicaragua and Telefónica Móviles Panamá, amounting to 103 and 95 million euros, respectively, and the sale of a portfolio of certain Data Centers (see Note 2) for a total amount of 227 million euros.
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
Telefónica Group companies purchased insurance policies to reasonably cover the possible risks to which their property, plant and equipment used in operations are subject, with suitable limits and coverage. Additionally, as part of its commercial activities and network deployment, the Group maintains several property acquisition commitments. The timing of scheduled payments in this regard is disclosed in Note 26.

Note 9. Rights of use

The movement of rights of use in 2019 is as follows:

2019
Millions of euros	Balance at 12/31/18	First application IFRS 16 (Note 2)	Additions (1)	Amorti-zation	Disposals	Exclusion of companies	Transfers and others	Translation differences and hyperinflation	Balance at 12/31/19
Rights of use on land and natural properties	—	1,622	334	(385)	(61)	(6)	(3)	13	1,514
Rights of use on buildings	—	4,361	697	(904)	(136)	(109)	(123)	7	3,793
Rights of use on plant and machinery	—	1,676	206	(373)	(70)	(6)	(7)	8	1,434
Other rights of use	—	211	47	(59)	(2)	—	(1)	2	198
Total of rights of use	—	7,870	1,284	(1,721)	(269)	(121)	(134)	30	6,939
1) Total additions of rights of use in 2019 amounted to 1,292 million euros, including the additions corresponding to companies held for sale and sold companies during the annual reporting period. Additions of rights of use are detailed in Note 4.

"Transfers and others" includes the transfer to "Non-current assets classified as held for sale" of the rights of use of Telefónica de Costa Rica amounting to 127 million euros (see Note 30).
“Exclusion of companies” in 2019 correspond to the sale of Telefonía Celular de Nicaragua and Telefónica Móviles Panamá amounting to 74 and 47 million euros, respectively.

The result of the translation to euros of rights of use by the companies of the Group in Argentina and Venezuela, together with the effect of the hyperinflation adjustments (see Note 2) are shown in the column "Translation differences and hyperinflation adjustments".

The gross cost and accumulated depreciation of the rights of use at December 31, 2019 is as follows:

Balance at December 31, 2019
Millions of euros	Gross cost	Accumulated depreciation	Rights of use
Rights of use on land and natural properties	1,890	(376)	1,514
Rights of use on buildings	4,722	(929)	3,793
Rights of use on plant and machinery	1,822	(388)	1,434
Other rights of use	305	(107)	198
Total of rights of use	8,739	(1,800)	6,939
The detail of expenses related to leases included in Supplies and Other expenses (see Note 3.n) of the consolidated income statement for 2019 is as follows:

Millions of euros	2019
Short-term leases included in operating results as supplies	115
Short-term leases included in external services	108
Leases of low-value assets included in external services	13
Variable lease payments not included in the measurement of leases liabilities	2
Total expenses as external services (Note 26)	123
Total lease expenses	238

Note 10. Associates and joint ventures

The breakdown of items related to associates and joint ventures recognized in the consolidated statements of financial position and consolidated income statements is as follows:

Millions of euros	12/31/2019	12/31/2018
Investments accounted for by the equity method	140	68
Receivables from associates and joint ventures for current operations (Note 14)	37	33
Financial debt, associates and joint ventures	—	104
Payables to associates and joint ventures (Note 22)	634	520

Millions of euros	2019	2018	2017
Share of income (loss) of investments accounted for by the equity method	13	4	5
Revenue from operations with associates and joint ventures	265	233	218
Expenses from operations with associates and joint ventures	30	14	20
Financial revenues with associates and joint ventures	—	1	—
Financial expenses with associates and joint ventures	1	—	—

The detail of the movement in investments accounted for by the equity method in 2019 and 2018 was as follows:

Investments accounted for by the equity method	Millions of euros
Balance at 12/31/17	77
Additions	5
Disposals	(4)
Translation differences and other comprehensive income (loss)	2
Income (loss)	4
Dividends	(14)
Transfers and others	(2)
Balance at 12/31/18	68
Income (loss)	13
Dividends	(13)
Transfers and others	72
Balance at 12/31/19	140

"Transfers and others" line mainly includes the reclassification of the net book value of Internet para Todos, S.A.C. to Investments accounted for by the equity method. The Group holds a 37% stake in this company.

Note 11. Related parties
Significant shareholders
The significant shareholders of the Company are Blackrock, Inc., Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) and Caja de Ahorros y Pensiones de Barcelona ("la Caixa"), with stakes in Telefónica, S.A. of 5.70%, 5.18% and 5.01%, respectively at December 31, 2019.
During 2019 and 2018, the Group carried out no significant transactions with Blackrock, Inc. other than the corresponding dividends paid.
The following is a summary of significant transactions between the Telefónica Group and BBVA and la Caixa companies, carried out at market prices:

Millions of euros
2019	BBVA	La Caixa
Finance costs	32	7
Receipt of services	8	8
Purchase of goods	—	62
Other expenses	4	—
Total costs	44	77
Finance income	27	—
Dividends received (1)	11	N/A
Services rendered	13	63
Sale of goods	9	49
Other income	1	—
Total revenues	61	112
Purchase of assets	—	4
Finance arrangements: loans and capital contributions (borrower)	568	116
Finance arrangements: loans and capital contributions (lessee)	—	5
Guarantees	169	91
Commitments	—	89
Finance arrangements: loans and capital contributions (lender)	608	675
Dividends paid	121	108
Factoring operations	904	—
(1) At December 31, 2019, Telefónica held a 0.66% stake (0.66% stake at December 31, 2018) in the share capital of Banco Bilbao Vizcaya Argentaria, S.A. (see Note 12).

The nominal value of outstanding derivatives held with BBVA and la Caixa in 2019 amounted to 14,553 million euros and 557 million euros, respectively (17,962 million euros held with BBVA and 543 million euros held with La Caixa in 2018). As explained under Derivatives policy in Note 19, this figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying. The net fair value of these same derivatives in the statement of financial position is 491 million euros and -2 million euros, respectively at December 31, 2019 (428 million euros and -10 million euros, respectively, at December 31, 2018). Additionally, at December 31, 2019, collateral guarantees on derivatives from BBVA and la Caixa have been received, amounting to 276 million euros and 19 million euros, respectively ( 8 million euros and 6 million euros respectively at December 31, 2018).

Millions of euros
2018	BBVA	La Caixa
Finance costs	37	9
Receipt of services	6	6
Purchase of goods	—	60
Other expenses	3	—
Total costs	46	75
Finance income	42	—
Dividends received	11	N/A
Services rendered	26	60
Sale of goods	3	48
Other income	2	—
Total revenues	84	108
Finance arrangements: loans and capital contributions (borrower)	368	368
Finance arrangements: loans and capital contributions (lessee)	—	10
Guarantees	202	104
Commitments	—	94
Finance arrangements: loans and capital contributions (lender)	595	891
Dividends	124	105
Factoring operations	643	300

On the other hand, in 2019 CaixaBank Payments & Consumer, E.F.C., E.P., S.A.U. and Telefónica, S.A., as shareholders of Telefónica Consumer Finance, E.F.C., S.A. (“TCF”), have agreed to authorize that TCF may carry out activities ancillary to its current core businesses, as well as the implementation of a new activity consisting of the financing of the acquisition of security services by clients of companies in which the Telefónica Group in Spain holds at least 50% of its share capital entailing voting rights that provide such services.

Similarly, in July  2019, a collaboration agreement was signed between Telefónica Digital España, S.L.U. and Banco Bilbao Vizcaya Argentaria, S.A., with the aim of commercializing loans to consumers and SME in Argentina, Colombia and Peru. The actual commercialization is subject to the execution of a local agreement in the relevant country.

Likewise, in September 2019, a financial collaboration agreement was signed between Telefónica, S.A. and CaixaBank, S.A., with special conditions for employees, pensioners and early retirees of the Telefónica Group.

Other related parties
The most significant balances and transactions with associates and joint ventures are detailed in Note 10.
During 2019 and 2018, the Directors and senior executives performed no transactions with Telefónica, S.A. or any Telefónica Group company other than those in the Group’s normal trading activity and business. Compensation and other benefits paid to members of the Board of Directors and senior executives are detailed in Note 29.g and Appendix II.
Telefónica contracted a civil liability insurance scheme (D&O) for Directors, managers and staff with similar functions in the Telefónica Group, with standard conditions for these types of insurance and a premium attributable to 2019 of 1,969,090 euros (1,916,210 euros in 2018). This scheme provides coverage for Telefónica, S.A. and its subsidiaries in certain cases.
Certain Telefónica Group subsidiaries performed transactions in 2019 with Global Dominion Access Group, related to the Group´s ordinary course of business, mainly in Telefónica de España amounting to 27 million euros (25 million euros in 2018).

In the year 2015 a "joint venture" with China Unicom was incorporated, for the development of Big Data Services in China, using the "Smart Steps" technology developed by Telefónica. Telefónica's stake at that time in this company was held by Telefónica Digital España, S.L., with China Unicom Big Data Limited Corporation owning the remaining

55% stake. Moreover, in the year 2019 it came to pass the entry of a third shareholder in the “joint venture” by way of a capital increase fully suscribed by Suqian Xindongteng Business Service Co., Ltd,   controlled by JD.com (reaching a shareholding of 16.67% of the capital share of the aforementioned "joint venture") with the consequent dilution of the then shareholders (Telefónica now holds 37.5%).

Note 12. Financial assets and other non-current assets

The breakdown of financial assets and other non-current assets of the Telefónica Group at December 31, 2019 and December 31, 2018 is as follows:

Millions of euros	12/31/2019	12/31/2018
Non-current financial assets (Note 16)	6,392	6,393
Investments	600	573
Long-term receivables for indirect taxes	188	731
Other long-term credits	353	319
Deposits and guarantees	1,285	1,624
Trade receivables	719	488
Receivables for subleases	12	—
Impairment of trade receivables	(154)	(118)
Derivative financial assets (Note 19)	3,389	2,776
Other non-current assets	731	716
Contractual assets (Note 23)	138	108
Deferred expenses (Note 23)	221	191
Prepayments	372	417
Total	7,123	7,109
Non-current financial assets
The movement in investments, long-term receivables for indirect taxes, other long-term credits, deposits and guarantees, trade receivables, long-term receivables for subleases and impairment of trade receivables in 2019 and 2018, is as follows:

Millions of euros	Invest-ments	Long-term receivables for indirect taxes	Other long-term credits	Deposits and guarantees	Trade receiva-bles	Long-term receivables for subleases	Impairment of trade receivables
Balance at 12/31/17	650	190	993	2,625	638	—	(137)
First application of IFRS 9 impact	—	—	—	—	(201)	—	17
Acquisitions	65	1,625	452	66	662	—	(21)
Disposals	(24)	(166)	(497)	(728)	(148)	—	10
Translation differences	(5)	(39)	(4)	(149)	(12)	—	1
Fair value adjustments and financial updates	(115)	16	7	18	(4)	—	—
Transfers and other	2	(895)	(632)	(208)	(447)	—	12
Balance at 12/31/18	573	731	319	1,624	488	—	(118)
First application of IFRS 16 impact	—	—	—	—	—	13	—
Acquisitions	29	175	141	70	794	5	(19)
Disposals	(9)	(30)	(85)	(118)	(187)	—	10
Translation differences	—	—	3	(14)	9	—	(3)
Fair value adjustments and financial updates	7	26	(1)	7	8	—	—
Transfers and other	—	(714)	(24)	(284)	(393)	(6)	(24)
Balance at 12/31/19	600	188	353	1,285	719	12	(154)

Investments
“Investments” includes the fair value of investments in companies where Telefónica exercises no significant influence or control and for which there is no specific short-term disposal plan (see Note 3.i).
It should be noted, the Telefónica Group’s shareholding in Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) amounted to 220 million euros (205 million euros at December 31, 2018), representing 0.66% of its share capital at December 31, 2019 (same percentage at December 31, 2018).
At December 31, 2019, Telefónica maintained a 0.59% stake in the share capital of China Unicom (Hong Kong) Limited, valued at 152 million euros (same percentage at December 31, 2018, valued at 169 million euros).

At December 31, 2019, Telefónica maintained a 9.03% stake in the share capital of Promotora de Informaciones, S.A. (Prisa), valued at 94 million euros (9.44% at December 31, 2018 valued at 93 million euros). In 2019 and 2018, Telefónica subscribed the capital increase of PRISA, acquiring 11.3 and 42.2 million new shares, respectively, and selling the rest of the preferred subscription rights. The net amount of the transactions was 15 million euros in 2019 and 49 million euros in 2018.
With the application of IFRS 9, the shares described above, classified as financial available-for-sale assets at December 31, 2017, have been reclassified as of January 1, 2018 to the categories of financial assets at fair value thought other comprehensive income, equity instruments.
Long-term receivables for indirect taxes

During 2018 two final decisions in favor of Telefónica Brazil were passed, which recognized the right to deduct the state tax on goods and services (ICMS) from the calculation basis of the Social Integration Program-PIS (Programa de Integração Social) and the Financing of Social Security-COFINS (Contribuição para Financiamento da Seguridade Social). These decisions cover the period from September 2003 to June 2017, and the period from July 2004 to June 2013.
Once the values were determined, Telefónica Brazil presented to the tax authorities a refund request for the payments of PIS/COFINS affected by the judicial decision, together with the corresponding default interest. The total amount, recorded as acquisitions of "Long-term receivables for indirect taxes" in 2018 in the table above, amounted to 6,240 million Brazilian reals (around 1,454 million euros at an average exchange rate of 2018).
In 2018, the impact on the consolidated income statement amounted to 3,386 million Brazilian reals (789 million euros at an average exchange rate of 2018), reducing the Taxes item under Other expenses (Note 26), and 2,854 million Brazilian reals (665 million euros at an average exchange rate of 2018) under Finance Income (see Note 19).
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
The outstanding credit at December 31, 2018 amounted to 4,915 million Brazilian reals (1,107 million euros at the closing exchange rate of 2018), of which 539 million euros were registered as "Long-term receivables for indirect taxes" in the table above and 568 million euros as short-term. The outstanding credit at December 31, 2019 amounted to 2,046 million Brazilian reals (452 million euros at the closing exchange rate for 2019) and it is expected to be compensated within a twelve-month period and as such it is recorded under current assets (see Note 25).
The Company is still engaged in three other lawsuits of the same nature (including the lawsuits of the companies GVT and Telemig, currently incorporated in Telefónica Brazil). According to the company’s estimates, the contingent assets for these processes, which comprise various periods between December 2001 and June 2017, lie in a range between 1,700 and 2,200 million Brazilian reals (between 376 and 486 million euros at the closing exchange rate of 2019).
Other long-term credits

“Other long-term credits” at December 31, 2017 included long-term financial assets of the subsidiary Seguros de Vida y Pensiones Antares, S.A., fundamentally fixed-income securities, amounting to 692 million euros. At December 31, 2018, these long-term financial assets amounted to 634 million euros and were reclassified as non-current assets classified as held for sale (see Note 30). These assets were mainly intended to cover obligations from the defined benefit plans of Telefónica de España (ITP and Survival, see Note 24) but did not qualify as “plan assets” under Employee Benefits (IAS 19) (see Note 24). As described in Note 2, on February 14, 2019 the sale of Antares was concluded.
Likewise, this line item includes long-term financial assets of Telefónica Germany amounting to 68 and 62 million euros at December 31, 2019 and 2018, respectively, that are mainly intended to cover obligations from the defined benefit plan of Telefónica Germany but do not represent "plan assets" in accordance with IAS 19 (see Note 24).
The vast majority of long-term credits, recognized at amortized cost (Note 16), are considered to be low credit risk assets, therefore the impairment analysis was carried out on the basis of expected credit losses in the next twelve months.
Deposits and guarantees
Telefónica Brazil has non-current judicial deposits amounting to 750 million euros (see Note 24) at December 31, 2019 (810 million euros at December 31, 2018).
At December 31, 2019, there were deposits related to the collateral guarantees on derivatives signed by Telefónica, S.A. and its counterparties for the credit risk management of derivatives amounting to 403 million euros of which 80 million euros cross currency swap (687 million euros at December 31, 2018 that included 276 million euros related to cross currency swap).
In addition, 145,000 bonds issued by Telefónica Emisiones, S.A.U. are deposited in a securities account of Telefónica S.A. linked to these collateral contracts as guarantee for a nominal amount of 129 million euros at December 31, 2019 (120,000 bonds for a nominal amount of 105 million euros at December 31, 2018).
The vast majority deposits and guarantees recognized at amortized cost (Note 16), are considered to be low credit risk assets, therefore the impairment analysis was carried out on the basis of expected credit losses in the next 12 months.

Note 13. Inventories

The detail of inventories of the Telefónica Group at December 31, 2019 and December 31, 2018 are as follows:

Millions of euros	12/31/2019	12/31/2018
Audiovisual rights	1,189	795
Mobile terminals and other equipments	830	872
Other inventories	33	88
Inventories impairment provision	(53)	(63)
Inventories	1,999	1,692
"Audiovisual rights" mainly includes the rights to broadcast sport events (see Note 29.c) and rights to broadcast films, television series and documentaries (see Note 3.j).
Note 14. Receivables and other current assets

The detail of receivables and other current assets of the Telefónica Group at December 31, 2019 and December 31, 2018 is as follows:

Millions of euros	12/31/2019	12/31/2018
Receivables (Note 16)	8,752	8,419
Trade receivables	10,969	10,666
Impairment of trade receivables	(2,798)	(2,657)
Receivables from associates and joint ventures (Note 10)	37	33
Other receivables	544	377
Other current assets	2,033	2,160
Contractual assets (Note 23)	351	341
Capitalized costs (Note 23)	625	566
Prepayments	1,057	1,253
Total	10,785	10,579
The movement in impairment of trade receivables in 2019 and 2018 is as follows:

Millions of euros
Impairment provision at December 31, 2017	2,563
Adjustment on initial application of IFRS 9	126
Allowances	853
Inclusion of companies	(10)
Amounts applied	(768)
Translation differences and other	(107)
Impairment provision at December 31, 2018	2,657
Allowances	1,022
Transfers	(30)
Amounts applied	(848)
Translation differences and other	(3)
Impairment provision at December 31, 2019	2,798
Public-sector net trade receivables at December 31, 2019 and 2018 amounted to 352 million euros and 345 million euros, respectively.

The detail of the age of the accounts receivable balances from customers and their corrections for impairment as of December 31, 2019 and 2018 is as follows:

Millions of euros	12/31/2019		12/31/2018
	Trade receivables	Impairment	Trade receivables	Impairment
Trade receivables pending billing	2,680	(19)	2,682	(25)
Amount not overdue invoiced	3,978	(242)	3,508	(195)
Less than 90 days	1,299	(195)	1,532	(164)
Between 90 and 180 days	504	(201)	519	(168)
Between 180 and 360 days	602	(440)	364	(212)
More than 360 days	1,906	(1,701)	2,061	(1,893)
Total	10,969	(2,798)	10,666	(2,657)

Note 15. Other current financial assets
The other current financial assets include the following items:

•
Derivative financial assets with a short-term maturity or not used to hedge non-current items in the consolidated statement of financial position amounted to 1,441 million euros at December 31, 2019 (922 million euros at December 31, 2018, see Note 19).

•
Short-term investments in financial instruments to cover commitments undertaken by the Group’s insurance companies, amounted to 113 million euros at December 31, 2019 (87 million euros at December 31, 2018) and were recorded at fair value. At December 31, 2018 Antares amounted to 52 million euros was reclassified to non-current assets classified as held for sale (see Note 30). During 2019, Argentina acquired United States treasury bills amounting to 174 million euros at December 31, 2019.

•
Short-term deposits and guarantees amounted to 98 million euros at December 31, 2019 (95 million euros at December 31, 2018) which include current judicial deposits amounting to 61 million euros, (see Note 24) constituted by Telefónica Brazil (71 million euros at December 31, 2018).

•
Short-term credits, net of impairment provisions, amounted to 1,298 million euros at December 31, 2019 (1,102 million euros at December 31, 2018). At December 31, 2019, this amount included bank deposits with a maturity between three and twelve months formalized by Telefónica, S.A. which amounted to 1,149 million euros (972 million euros at December 31, 2018).

The vast majority of short-term credits, deposits and guarantees recognized at amortized cost and at fair value with changes in "Other comprehensive income" (Note 16) are considered to be low credit risk assets.
Current financial assets that are highly liquid and have maturity periods of three months or less from the date contracted, and present an insignificant risk of value changes, are recorded under “Cash and cash equivalents” on the accompanying consolidated statement of financial position.

Note 16. Breakdown of financial assets
The breakdown of financial assets of the Telefónica Group at December 31, 2019 is as follows:

December 31, 2019
	Fair value through profit or loss		Fair value through other comprehensive income			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Debt instru-ments	Equity instru-ments	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Amortized cost	Total carrying amount	Total fair value
Non-current financial assets (Note 12)	757	—	104	565	2,676	511	3,591	—	2,290	6,392	6,392
Investments	35	—	—	565	—	496	104	—	—	600	600
Credits and other financial assets	9	—	—	—	—	9	—	—	532	541	541
Deposits and guarantees	—	—	—	—	—	—	—	—	1,285	1,285	1,285
Derivative instruments	713	—	—	—	2,676	6	3,383	—	—	3,389	3,389
Trade receivables	—	—	104	—	—	—	104	—	615	719	565
Trade receivables for subleases	—	—	—	—	—	—	—	—	12	12	12
Impairment of trade receivables	—	—	—	—	—	—	—	—	(154)	(154)	—
Current financial assets	960	—	567	—	1,104	317	2,314	—	15,286	17,917	17,917
Trade receivables (Note 14)	480	—	567	—	—	—	1,047	—	10,503	11,550	8,752
Impairment of trade receivables (Note 14)	—	—	—	—	—	—	—	—	(2,798)	(2,798)	—
Other financial assets (Note 15)	480	—	—	—	1,104	317	1,267	—	1,539	3,123	3,123
Cash and cash equivalents	—	—	—	—	—	—	—	—	6,042	6,042	6,042
Total	1,717	—	671	565	3,780	828	5,905	—	17,576	24,309	24,309

The calculation of the fair values of the Telefónica Group's debt instruments required an estimate, for each currency and counterparty, of a credit spread curve using the prices of the Group's bonds and credit derivatives.

The breakdown of financial assets of the Telefónica Group at December 31, 2018 was as follows:

December 31, 2018
	Fair value through profit or loss		Fair value through other comprehensive income			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Debt instru-ments	Equity instru-ments	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Amortized cost	Total carrying amount	Total fair value
Non-current financial assets (Note 12)	860	—	70	545	1,950	660	2,765	—	2,968	6,393	6,393
Investments	28	—	—	545	—	492	81	—	—	573	573
Credits and other financial assets	6	—	—	—	—	6	—	—	1,044	1,050	1,050
Deposits and guarantees	—	—	—	—	—	—	—	—	1,624	1,624	1,624
Derivative instruments	826	—	—	—	1,950	162	2,614	—	—	2,776	2,776
Trade receivables	—	—	70	—	—	—	70	—	418	488	370
Impairment of trade receivables	—	—	—	—	—	—	—	—	(118)	(118)	—
Current financial assets	961	—	681	—	660	154	2,148	—	14,018	16,320	16,320
Trade receivables (Note 14)	580	—	680	—	—	—	1,260	—	9,816	11,076	8,419
Impairment of trade receivables (Note 14)	—	—	—	—	—	—	—	—	(2,657)	(2,657)	—
Other current financial assets (Note 15)	381	—	1	—	660	154	888	—	1,167	2,209	2,209
Cash and cash equivalents	—	—	—	—	—	—	—	—	5,692	5,692	5,692
Total	1,821	—	751	545	2,610	814	4,913	—	16,986	22,713	22,713

Note 17. Equity
a) Share capital and share premium
At December 31, 2019, Telefónica, S.A.´s share capital amounted to 5,192,131,686 euros, without changes from 2018, and consisted of 5,192,131,686 fully paid ordinary shares of a single series, par value of 1 euro, all recorded by the book-entry system and traded on the Spanish electronic trading system (“Continuous Market”), where they form part of the “Ibex 35” Index, on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and listed on on the New York and Lima Stock Exchanges, through American Depositary Shares (‘ADSs’).
On May 16, 2019, Telefónica's shares ceased to be listed on the London Stock Exchange, and on July 12, 2019, Telefónica's shares ceased to be listed on the Argentine Stock Exchange.

Authorizations by Shareholders’ Meeting
With respect to share capital-related authorizations, on June 12, 2015, authorization was given at the Annual Shareholders’ Meeting of Telefónica, S.A. for the Board of Directors, at its discretion and in accordance with the Company’s needs, to increase the Company’s capital, once or several times, within a maximum five years period from that date, up to a maximum nominal increase of 2,469,208,757 euros, equivalent to half of Telefónica, S.A.’s share capital at that date, by issuing and placing new shares, with or without a share premium, and, in all cases, in exchange for cash, expressly considering the possibility that the new shares may not be fully subscribed. The Board of Directors was also empowered to exclude, partially or fully, pre-emptive subscription rights under the terms of article 506 of the Spanish Corporate Enterprises Act. However, the power to exclude pre-emptive rights is limited to 20% of the Company’s share capital on the date of adoption of this resolution. Pursuant to the aforementioned authorizations, as of December 31, 2019, the Board of Directors may increase the share capital up to the maximum nominal amount of 2,469,208,757 euros.
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
b) Dividends
Dividends distribution in 2019
Approval was given at the General Shareholders' Meeting of June 7, 2019, to pay a gross dividend of 0.40 for each company share issued, in circulation and carrying entitlement to this distribution against unrestricted reserves, payable in two tranches. The first payment of a gross amount of 0.20 in cash per share was made on June 20, 2019 amounting to 1,023 million euros and the second payment of a gross amount of 0.20 in cash per share was made on December 19, 2019 amounting to 1,023 million euros.
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
Proposed distribution of profit attributable to equity holders of the parent
Telefónica, S.A. generated 5,740 million euros of profit in 2019.
The Company’s Board of Directors will submit the following proposed distribution of 2019 profit for approval at the Shareholders’ Meeting:

Millions of euros
Other reserves	5,740
Total	5,740

c) Other equity instruments
Undated deeply subordinated securities
Unless specified otherwise, undated deeply subordinated securities were issued by Telefónica Europe, B.V.
The characteristic of undated deeply subordinated securities, the detail of the tender offer and the amounts repurchased in the operations and the amount amortized un advance, are the following (million euros):

Issue date	Annual Fix	Variable	Exercisable by issuer	12/31/2018	Tender Offer	Amount repurchased	Redemption	12/31/2019
09/24/2019	2.875%	from 09/24/27 rate SWAP + spread incremental	2027	—	—	—	—	500
03/14/2019	4.375%	from 03/14/23 rate SWAP + spread incremental	2025	—	—	—	—	1,300
03/22/2018	3%	from 12/04/23 rate SWAP + spread incremental	2023	1,250	—	—	—	1,250
	3.875%	from 09/22/26 rate SWAP + spread incremental	2026	1,000	—	—	—	1,000
12/07/2017	2.625%	from 06/07/23 rate SWAP + spread incremental	2023	1,000	—	—	—	1,000
09/15/2016	3.750%	from 03/15/22 rate SWAP + spread incremental	2022	1,000	—	—	—	1,000
03/30/2015(*)	8.50%	from 03/30/20 rate SWAP + spread incremental	2020	452	—	—	—	452
12/04/2014	4.20%	from 12/04/19 rate SWAP + spread incremental	2019	705	705	(587)	(118)	—
03/31/2014	5%	3/31/2020	2020	592	592	(348)	—	244
	5.875%	3/31/2024	2024	1,000	—	—	—	1,000
11/26/2013(**)	6.75%	from 11/26/20 rate SWAP + spread incremental	2020	205	—	—	—	205
09/18/2013	7.625%	from 09/18/21 rate SWAP + spread incremental	2021	292	—	—	—	292
				7,496				8,243
(*) Issued by Colombia Telecomunicaciones, S.A. ESP (500 million U.S. dollars).
(**) Security Issued in pounds sterling for a live nominal amount of 172 million pounds sterling.

In all issuances of undated deeply subordinated securities (hybrids instruments), the issuer has an option to defer the payment of coupons and holders of such securities cannot call for payment.
As the repayment of principal and the payment of coupons depend solely on Telefónica’s decision, these undated deeply subordinated securities are equity instruments and are presented under “Other equity instruments” in the accompanying consolidated statement of changes in equity.

In March 2019, in order to proactively manage its hybrid capital, Telefónica Europe, B.V. executed an operation composed of: (i) one new issue per aggregate amount of 1,300 million euros; and (ii) the presentation of a tender offer on two hybrid instruments in euros with early amortization dates in December 2019 and March 2020, respectively. The issuer accepted the purchase in cash of all the bonds involved in the tender and immediately thereafter these were amortized in advance. The operations of new issuance and repurchase were liquidated on March 14, 2019 and March 15, 2019, respectively. Following this, the issuer, in accordance with the terms of the instrument, exercised the clean up call of the total amortization of the hybrid with first non-call date in December 2019 This hybrid instrument was completely amortized on May 7, 2019.
On September 24, 2019, Telefónica Europe, B.V. issued hybrid instruments with the unconditional and irrevocable guarantee of Telefónica in an aggregate amount of 500 million euros amortizable, at the option of the issuer, from the eighth year from the date of issue. The hybrid instruments will bear a fixed rate of interest of 2.875% per year from the date of the issuance (included) until September 24, 2027 (not included). From September 24, 2027 (included) the hybrid instruments shall accrued a fix interest equal to applicable 8-year swap rate plus a margin of: (i) 3.071% per annum from September 24, 2027 up to (but excluding) September 24, 2029; (ii)3.321% per annum from September 24, 2029 up to (but excluding) September 24, 2047; and (iii)4.071% per annum from (and including) September 24, 2047.
In 2019, the payment of the coupons related to hybrids instruments, in an aggregate amount, net of tax effects, of 256 million euros (392 million and 263 million euros in 2018 and 2017, respectively), was recorded as “Retained earnings” in the consolidated statements of changes in equity. In 2019 and 2018, the coupons related to the undated deeply subordinated securities was impacted by the premium of the tender offer in each of these periods amounting to 28 million euros and 139 million euros, respectively.
d) Legal reserve
According to the consolidated text of the Spanish Corporate Enterprises Act, companies must transfer 10% of profit for the year to a legal reserve until this reserve reaches at least 20% of share capital. The legal reserve can be used to increase capital by the amount exceeding 10% of the increased share capital amount. Except for this purpose, until the legal reserve exceeds the limit of 20% of share capital, it can only be used to offset losses, if there are no other reserves available. At December 31, 2019 the Company had duly set aside 1,038 million euros to comply with legal reserve requirements.
e) Retained earnings
These reserves include undistributed profits of companies constituting the consolidated Group minus interim dividends paid against profit for the year, actuarial gains and losses, the impact of the asset ceiling on defined benefit plans and the payment of coupons related to subordinated securities, if applicable.
In addition, these reserves include the translation effect of the financial statements of the Group companies in Argentina and Venezuela (hyperinflationary economies, see Note 3.a), that as of December 31, 2019 amounted to -1,936 and -3,728 million euros, respectively (-1,890 and -3,516 million euros, respectively, as of December 31, 2018).
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
The capital gain will be deemed to have been realized in respect of the portion on which the depreciation was recorded for accounting purposes or when the revalued assets were transferred or recognized. In this respect, 5 million euros were reclassified to “Retained earnings” in 2019 (6 million euros in 2018) corresponding to revaluation reserves subsequently considered to be unrestricted. At December 31, 2019, this reserve amounted to 67 million euros (72 million euros at December 31, 2018).
Reserve for canceled share capital
In accordance with Section 335.c) of the Spanish Corporate Enterprises Act and to render null and void the right of opposition provided for in Section 334 of the same Act, whenever the Company decreases capital, it should record a reserve for canceled share capital for an amount equal to the par value of the canceled shares, which can only be used upon satisfaction of the same requirements as those applicable to the reduction of share capital. In 2019 and 2018, no amount was recorded in this account, the cumulative amount in those periods was 731 million euros.
f) Translation differences
The breakdown of the accumulated contribution of translation differences attributable to equity holders of the parent at December 31 is as follows:

Millions of euros	2019	2018	2017
Brazilian real	(10,910)	(10,603)	(8,710)
Pound sterling	(2,868)	(3,266)	(3,223)
Other currencies	(810)	(882)	(3,921)
Total Group	(14,588)	(14,751)	(15,854)
Argentina began to be considered as a hyperinflationary country from July 2018 (see Note 3.a).
g) Adjustment on initial application of IFRS 16, IFRS 15 and IFRS 9
The initial application of IFRS 16 Leases (see Note 2) effective as of January 1, 2019, had a net impact on total equity amounting to 16 million euros, 11 million euros attributable to equity holders and 5 million euros attributable to minority interests.
The initial application of IFRS 9 Financial instruments and IFRS 15 Revenue from contracts with customers (see Note 2), effective as of January 1, 2018, had a net impact on total equity amounting to -165 million euros and 743 million euros, respectively in 2018, with the following detail:

Millions of euros	IFRS 9	IFRS 15	Total
Gross impact on equity	(221)	1,006	785
Tax effect	56	(263)	(207)
Impact on equity	(165)	743	578
Attributable to equity holders	(142)	654	512
Attributable to non-controlling interest	(23)	89	66
The amount reclassified to other comprehensive income from retained earnings, related to impairment losses of previous years, was included in the adjustment on initial application (see Note 2).
h) Treasury share instruments
Telefónica, S.A. held the following treasury shares at December 31, 2019, 2018 and 2017:

		Euros per share
	Number of shares	Acquisition price	Trading price	Market value(*)%
Treasury shares at 12/31/19	77,562,635	9.88	6.23	483	1.49385%
Treasury shares at 12/31/18	65,496,120	10.48	7.34	481	1.26145%
Treasury shares at 12/31/17	65,687,859	10.48	8.13	534	1.26514%
(*) Millions of euros.

The following transactions involving treasury shares were carried out in 2019, 2018 and 2017:

Number of shares
Treasury shares at 12/31/16	141,229,134
Acquisitions	—
Employee share option plan	(3,518,795)
Capital reduction	(72,022,480)
Treasury shares at 12/31/17	65,687,859
Acquisitions	—
Employee share option plan	(191,739)
Treasury shares at 12/31/18	65,496,120
Acquisitions	14,033,446
Employee share option plan	(1,966,931)
Treasury shares at 12/31/19	77,562,635
There were treasury shares purchases in 2019 amounting to 99 million euros. (There were no treasury shares purchases in 2018 and 2017).
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
On September 30, 2017, and on September 30, 2018, the first and second cycles, respectively, of the Telefónica, S.A. long-term incentive plans called “Performance and Investment Plan 2014-2019” (PIP 2014-2019) and "Talent for the Future Share Plan (TFSP)" ended, which did not entail the delivery of any shares (see Note 27).
On July 31, 2017, the Global Employee Share Plan III matured and 3,187,055 treasury shares were delivered to the Group employees who met the requirements (see Note 27).
The Company maintains a derivative financial instrument subject to net settlement on a notional equivalent of 48 million of Telefónica shares at December 31, 2019 (22 million shares at December 31, 2018), recognized under “Current financial liabilities” in the consolidated statement of financial position.
i) Equity attributable to non-controlling interests
“Equity attributable to non-controlling interests” represents the share of non-controlling interests in the equity and income or loss for the year of fully consolidated Group companies. The movements in this balance for the 2019, 2018 and 2017 consolidated statements of financial position are as follows:

Millions of euros	Balance at 12/31/18	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/(loss) for the year	Change in translation differences	Other movements	Balance at 12/31/19
Telefônica Brasil, S.A.	4,604	(3)	—	(374)	307	(85)	(7)	4,442
Telefónica Deutschland Holding, A.G.	2,873	—	—	(247)	(75)	—	(7)	2,544
Colombia Telecomunicaciones, S.A., ESP	523	(1)	—	—	11	4	(11)	526
Telefónica Centroamericana Inversiones, S.L.	316	—	(414)	—	196	7	1	106
Telxius Telecom, S.A.	677	—	—	(87)	86	7	(2)	681
Other	40	—	—	(2)	(3)	—	(2)	33
Total	9,033	(4)	(414)	(710)	522	(67)	(28)	8,332

Millions of euros	Balance at 12/31/17	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/(loss) for the year	Change in translation differences	Other movements	Balance at 12/31/18
Telefônica Brasil, S.A.	5,018	—	—	(406)	556	(550)	(14)	4,604
Telefónica Deutschland Holding, A.G.	3,114	—	—	(238)	(88)	—	85	2,873
Colombia Telecomunicaciones, S.A., ESP	523	—	—	—	41	(19)	(22)	523
Telefónica Centroamericana Inversiones, S.L.	307	—	—	(28)	30	7	—	316
Telxius Telecom, S.A.	694	139	—	(231)	80	5	(10)	677
Other	42	—	1	(3)	—	(1)	1	40
Total	9,698	139	1	(906)	619	(558)	40	9,033

Millions of euros	Balance at 12/31/16	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/(loss) for the year	Change in translation differences	Other movements	Balance at 12/31/17
Telefônica Brasil, S.A.	5,756	25	—	(320)	336	(772)	(7)	5,018
Telefónica Deutschland Holding, A.G.	4,150	—	(671)	(229)	(140)	—	4	3,114
Colombia Telecomunicaciones, S.A., ESP	(88)	605	—	—	26	(4)	(16)	523
Telefónica Centroamericana Inversiones, S.L.	354	—	—	(22)	18	(43)	—	307
Telxius Telecom, S.A.	—	690	—	—	7	(3)	—	694
Other	56	—	—	(12)	(1)	(2)	1	42
Total	10,228	1,320	(671)	(583)	246	(824)	(18)	9,698

In 2019, "Acquisitions of non-controlling interests and exclusion of companies" reflects the effect of the sale of Telefónica Móviles Guatemala, Telefonía Celular de Nicaragua and Telefónica Móviles Panamá, amounting to 114, 112 and 188 million euros, respectively (see Note 2). Telefónica Centroamericana Inversiones, S.L.'s "Profit/(loss) for the year" has been affected by the capital gain attributable to minorities related to such sales.
In 2018, “Sales of non-controlling interests and inclusion of companies” reflects the effect of the sale of 16.65% of the total share capital of Pontel to a subsidiary of the Pontegadea Group amounting to 378.8 million euros. This participation is equivalent to an indirect participation of 9.99% in the share capital of Telxius (see Note 5).
In 2017, “Sales of non-controlling interests and inclusion of companies” reflects the effect of the capital increase in Colombia Telecomunicaciones and the sale of 40% of the total share capital of Telxius Telecom, S.A.U. to KKR amounting to 1,275 million euros. The swap agreement with KPN is particularly noteworthy, whereby Telefónica delivered 72.0 million of its treasury shares (representing 1.43% of its share capital) in exchange for 178.5 million shares of its subsidiary Telefónica Deutschland Holding AG, representing 6.0% of the share capital of the latter (see Note 5).
Note 4 contains the revenues, OIBDA, Operating income, capital expenditure and the main items of the statement of financial position for the main segments of the Telefónica Group with non-controlling interests, namely Telefónica Brazil and Telefónica Germany. The detail of these figures for Colombia Telecomunicaciones is as follows:

Millions of euros
Colombia Telecomunicaciones	2019	2018	2017
Revenues	1,410	1,468	1,462
OIBDA	558	556	482
Depreciation and amortization	(386)	(385)	(357)
Operating income	172	171	125
Capital Expenditure	309	192	796
Fixed Assets	1,904	1,950	2,221
Total allocated assets	3,296	3,073	3,246
Total allocated liabilities	1,825	1,615	1,790
The statements of cash flows of these companies are as follows:

Millions of euros
Telefónica Brazil	2019	2018	2017
Net cash flow provided by operating activities	4,231	3,599	3,710
Net cash flow used in investing activities	(1,900)	(2,012)	(2,285)
Net cash flow used in financing activities	(2,230)	(1,660)	(1,653)
	101	(73)	(228)

Millions of euros
Telefónica Germany	2019	2018	2017
Net cash flow provided by operating activities	2,249	1,898	1,942
Net cash flow used in investing activities	(1,194)	(1,137)	(1,223)
Net cash flow used in financing activities	(997)	(569)	(706)
	58	192	13

Millions of euros
Colombia Telecomunicaciones	2019	2018	2017
Net cash flow provided by operating activities	237	344	324
Net cash flow provided by (used in) investing activities	15	(167)	(684)
Net cash flow provided by (used in) financing activities	(169)	(229)	407
	83	(52)	47

Note 18. Financial liabilities

The breakdown of financial liabilities at December 31, 2019 and the corresponding maturities schedule is as follows:

Millions of euros
	Current	Non-current
Maturity	2020	2021	2022	2023	2024	Subsequent years	Non-current total	Total
Debentures and bonds	5,826	4,876	5,152	2,369	1,048	23,365	36,810	42,636
Promissory notes & commercial paper	1,635	—	—	140	263	320	723	2,358
Total Issues	7,461	4,876	5,152	2,509	1,311	23,685	37,533	44,994
Loans and other payables	1,091	447	380	423	547	1,600	3,397	4,488
Derivative instruments (Note 19)	524	199	228	101	132	1,698	2,358	2,882
Total	9,076	5,522	5,760	3,033	1,990	26,983	43,288	52,364
The estimate of future payments for interest on these financial liabilities at December 31, 2019 is as follows: 1,503 million euros in 2020, 1,282 million euros in 2021, 1,153 million euros in 2022, 984 million euros in 2023, 889 million euros in 2024 and 9,436 million euros in years after 2024. For floating rate financing, the Group mainly estimates future interest using the forward curve of the various currencies at December 31, 2019.
Derivative instruments consider the fair value of derivatives classified as financial liabilities, i.e. when they have a negative mark-to-market, yet excluding the fair value of derivatives classified as current financial assets (1,441 million euros) and non-current (3,389 million euros), i.e. when they have a positive mark-to-market.
In 2018 and 2019, the Group entered into agreements to extend payment terms with various suppliers, and with factoring companies when such payments are discounted. When the new extended payment terms exceed customary payment terms in the industry, trade liabilities are reclassified to other financial liabilities and the deferred payments made are recognized in net cash flows used in financing activities (see Note 28). At December 31, 2019, the corresponding amount pending payment, recognized in “Loans and other payables” line, was 220 million euros (210 million euros at December 31, 2018). The deferred payments made in relation to this item during the year amounted to 380 million euros (428 million euros in 2018).
The composition of these financial liabilities by category at December 31, 2019 and 2018 is as follows:

December 31, 2019
	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	—	—	—	—	—	—	44,994	44,994	49,474
Loans and other payables	—	—	—	—	—	—	4,488	4,488	4,511
Derivative instruments	961	—	1,921	59	2,823	—	—	2,882	2,882
Total financial liabilities	961	—	1,921	59	2,823	—	49,482	52,364	56,867

December 31, 2018
	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	—	—	—	—	—	—	43,630	43,630	44,939
Loans and other payables	—	—	—	—	—	—	8,555	8,555	8,517
Derivative instruments	870	—	1,647	71	2,446	—	—	2,517	2,517
Total financial liabilities	870	—	1,647	71	2,446	—	52,185	54,702	55,973
The calculation of the fair values of the Telefónica Group’s debt instruments required an estimate of the credit spread curve for each currency and corresponding subsidiary using the prices of the Group’s bonds and credit derivatives.
At December 31, 2019, some of the financing arranged by Telefónica Group companies in Latin America (Brazil, Peru and El Salvador), which amounted to approximately 2% of the Telefónica Group’s gross debt, was subject to compliance with certain financial covenants. To date, these covenants are being met. Due to the absence of cross-defaults, breach of the covenants would not affect the debt at Telefónica, S.A. level.
Part of the amount owed by the Telefónica Group includes restatements related to amortized cost at December 31, 2019 and 2018 as a result of fair value interest rate and exchange rate hedges.

Issues, promissory notes, commercial paper, loans and other payables
The movement in changes in issues, promissory notes, commercial paper, loans and other payables in 2019 and 2018 arising from financial activities is as follows:

			Cash used in financing activities
Millions of euros	Balance at 12/31/18	First application of IFRS 16	Cash received	Cash paid	Translation differences and exchange gains and losses	Fair value adjustment and financial updates	Other movements	Balance at 12/31/19
Issues	41,176	—	4,186	(3,653)	427	494	6	42,636
Promissory notes and commercial paper	2,454	—	412	(512)	1	1	2	2,358
Loans and other payables	8,555	(151)	1,138	(6,076)	55	25	942	4,488

		Cash used in financing activities
Millions of euros	Balance at 12/31/17	Cash received	Cash paid	Translation differences and exchange gains and losses	Fair value adjustment and financial updates	Other movements	Balance at 12/31/18
Issues	41,288	4,289	(4,654)	533	(280)	—	41,176
Promissory notes and commercial paper	2,406	299	(255)	4	—	—	2,454
Loans and other payables	8,900	3,465	(4,161)	80	10	261	8,555

Debentures and bonds
At December 31, 2019, the nominal amount of outstanding debentures and bonds issues was 40,668 million euros (39,709 million euros at December 31, 2018). Appendix III presents the characteristics of all outstanding debentures and bond issues at the year-end 2019, and the significant issues made during the year.
Telefónica, S.A. has a full and unconditional guarantee on issues made by Telefónica Emisiones, S.A.U., Telefónica Finanzas México, S.A. de C.V., Telefónica Europe, B.V. and Telefónica Participaciones, S.A.U., all of which are directly or indirectly fully owned subsidiaries of Telefónica, S.A.
Promissory notes and commercial paper
The main programs for issuance of promissory notes and commercial paper are the following:

•
At December 31, 2019, Telefónica Europe, B.V. had a commercial paper issuance program guaranteed by Telefónica, S.A. for up to 5,000 million euros. The outstanding balance of commercial paper issued under this program at December 31, 2019 was 1,390 million euros, issued at an average interest rate of -0.28% for 2019 (1,666 million euros issued in 2018 at an average rate of -0.23%).

•
At December 31, 2019, Telefónica, S.A. had a corporate promissory note program for 500 million euros, which can be increased to 2,000 million euros, with an outstanding balance at December 31, 2019 of 75 million euros (181 million euros in 2018).

On April 25, 2019, Telefónica Germany GmbH & Co. OHG issued debt instruments in the local market (schuldscheindarlehen and namensschuldverschreingbung) for an aggregate amount of 360 million euros with different maturity terms until 2029.
Interest-bearing debt
The average interest rate on outstanding loans and other payables at December 31, 2019 was 1.52% (1.70% in 2018). This percentage does not include the impact of hedges arranged by the Group.
The main financing transactions included under “Interest-bearing debt” line outstanding at December 31, 2019 and 2018 and their nominal amounts are provided in Appendix V.

Interest-bearing debt arranged or repaid in 2019 mainly includes the following:

Description	Limit 12/31/2019 (million euros)	Currency	Outstanding balance 12/31/2019 (million euros)	Arrangement date	Maturity date	Drawndown 2019 (million euros)	Repayment 2019 (million euros)
Telefónica, S.A.
Bilateral Credit (1)	300	EUR	—	05/14/2019	05/14/2024	—	—
Bilateral loan (2)	—	EUR	—	06/26/2014	04/01/2019	—	(1,000)
Bilateral loan	—	EUR	—	10/24/2016	03/19/2019	—	(150)
Bilateral loan	—	EUR	—	12/20/2017	07/22/2019	—	(385)
Bilateral loan	—	EUR	200	07/11/2019	08/14/2026	200	—
Bilateral loan (3)	—	EUR	—	12/28/2017	10/22/2019	—	(100)
Bilateral loan (4)	—	EUR	—	11/24/2017	10/30/2019	—	(100)
Bilateral loan	150	EUR	—	11/08/2019	03/31/2030	—	—
Bilateral loan (5)	—	EUR	—	02/23/2016	12/23/2019	—	(100)
Bilateral loan	200	EUR	—	12/04/2019	06/04/2027	—	—
Colombia Telecomunicaciones, S.A. E.S.P.
Bilateral loan (6)	—	COP	—	01/05/2018	12/16/2019	—	(142)
Telefónica Europe B.V.
Structured financing (7)	—	EUR	—	11/28/2016	12/16/2019	—	(1,500)
Telxius Telecom S.A.U.
Bilateral loan	—	EUR	150	11/29/2019	11/29/2021	150	—
Telefónica Germany GmbH & Co. OHG
Syndicated facility (8)	750	EUR	—	12/17/2019	12/17/2024	—	—
EIB Financing (Tranche 1)	300	EUR	—	12/18/2019	12/18/2028	—	—

(1)	The facility matures in 2024, with two annual extension options, at the request of Telefónica, for a maximum maturity in 2026.

(2)
On February, 18, 2019 and April 1, 2019 Telefónica, S.A. made an early repayment for 500 million euros respectively, of its 1,000 million euros bilateral loan signed on June 26, 2014 and originally scheduled to mature on June 26, 2019.

(3)	On October 22, 2019, Telefónica, S.A. made an early repayment of its 100 million euros bilateral loan originally scheduled to mature on October 22, 2020.

(4)	On October 30, 2019, Telefónica, S.A. made an early repayment of its 100 million euros bilateral loan originally scheduled to mature on January 30, 2026.

(5)	On December 23, 2019, Telefónica, S.A. made an early repayment of its 100 million euros bilateral loan originally scheduled to mature on February 23, 2021.

(6)
On May 30, 2019 Colombia Telecomunicaciones S.A. E.S.P. made an early repayment for 380,000 million COP and on December 16, 2019 153,000 million COP of its 533,000 million COP bilateral loan signed on January 5, 2018 and originally scheduled to mature on January 5, 2025.

(7)
On August 16, 2019, Telefónica Europe, B.V. made an early repayment for 750 million euros, on November 15, 2019 450 million euros and on December 16, 2019 300 million euros of its structured financing signed on November 28, 2016 and originally scheduled to mature on November 28, 2024.

(8)
On December 17, 2019, Telefónica Germany GmbH & Co. OHG signed a syndicated financing facility for an aggregate amount of 750 million euros which replaces the syndicated financing facility for 750 million euros signed on March 22, 2016, and originally scheduled to mature on March 22, 2023. The new financing matures in 2024, with two annual extension options at the request of Telefónica Germany GmbH & Co. OHG, for a maximum maturity in 2026.

At December 31, 2019, the Telefónica Group presented availabilities of financing from different sources that amounted to approximately 13,679 million euros (12,219 million euros at December 31, 2018), of which 12,789 million euros will mature in more than twelve months.
Loans by currency
The breakdown of “Loans and other payables” line by currency at December 31, 2019 and 2018, and the equivalent value of foreign-currency loans in euros, is as follows:

	Outstanding balance (in millions)
	Local Currency		Euros
Currency	12/31/19	12/31/18	12/31/19	12/31/18
Euro	2,484	5,114	2,484	5,114
U.S. dollar	1,522	2,413	1,355	2,106
Brazilian real	1,527	2,964	337	668
Colombian peso	166,616	1,031,005	45	277
Pounds sterling	100	100	117	112
Peruvian nuevo sol	54	525	14	136
Other currencies			136	142
Total Group			4,488	8,555

Note 19. Derivative financial instruments and risk management policies
The Telefónica Group is exposed to various financial market risks as a result of: (i) its ordinary business activity, (ii) debt incurred to finance its business, (iii) its investments in companies, and (iv) other financial instruments related to the above commitments.
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

•
Liquidity risk: arises due to a mismatch between financing needs (including operating and financial expenses, investment, debt redemptions and dividend commitments) and sources of finance (including revenues, divestments, credit lines from financial institutions and capital market transactions). The cost of finance could also be affected by movements in the credit spreads (over benchmark rates) demanded by lenders.

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
The Telefónica Group manages its exchange rate risk and interest rate risk in terms of net financial debt plus commitments as calculated by the Group. The Telefónica Group believes that these parameters are more appropriate to understand its debt position. Net financial debt and net financial debt plus commitments take into account the impact of the Group’s cash balance and cash equivalents including derivatives positions with a positive value linked to liabilities. Neither net financial debt nor net financial debt plus commitments as calculated by the Telefónica Group should be considered as a substitute for gross financial debt (the sum of current and non-current interest-bearing debt).
For a more detailed description on reconciliation of net financial debt and net financial debt plus commitments to gross financial debt, see “Item 5. Operating and Financial Review and Prospects - Operating Results - Presentation of Financial Information - Net financial debt and net financial debt plus commitments”.
Exchange rate risk
The fundamental objective of the exchange rate risk management policy is that, in event of depreciation in foreign currencies relative to the euro, any potential losses in the value of the OIBDA generated by the businesses in such currencies, caused by depreciation in exchange rates of a foreign currency relative to the euro, are offset (to some extent) by savings from the reduction in the euro value of debt denominated in such currencies. This objective is also reflected on the decrease of the sensitivity to exchange rate variations of the net debt to OIBDA ratio, in order to protect the Group's solvency. The degree of exchange rate hedging varies depending on the type of investment and may easily and actively be adjusted. For transactions of purchase or sale of business in currencies other than euro, additional hedges can be made on the estimated prices of the transactions or on estimated cash flows and OIBDA.
The Telefónica Group also manages exchange rate risk by seeking to reduce the negative impact of any exchange rate exposure on the income statement, as a result of transactions recognized on the statement of financial position sheet and highly probable transactions, regardless of whether there are open positions. Such open position exposure can arise for any of three reasons: (i) a thin market for local derivatives or difficulty in sourcing local currency finance which makes it impossible to arrange a low-cost hedge (as in Argentina and Venezuela), (ii) financing through intra-group loans, where the accounting treatment of exchange rate risk is different from that for financing through capital contributions, and (iii) as the result of a deliberate policy decision, to avoid the high cost of hedges that are not warranted by expectations or high risk of depreciation.
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
In 2019, net negative foreign exchange results (excluding monetary correction) amounted to 413 million euros (963 million euros in 2018), mainly due to the conversion of the Venezuelan bolivar soberano from 7,608 to 68,448 per US dollar (see Note 2), that resulted in exchange losses of 426 million euros (954 million euros in 2018).

The following table illustrates the sensitivity of foreign currency gains and sensitivity losses and of equity to changes in exchange rates, where: a) in calculating the impact on the income statement, the exchange rate position affecting the income statement at the end of 2019 was considered constant during 2020; b) in calculating the impact on equity, only monetary items have been considered, namely debt and derivatives such as hedges of net investment and loans to subsidiaries related to the investment, breakdown of which is considered constant in 2020 and identical to that existing at the end of 2019. In both cases, Latin American currencies are assumed to change their value against the dollar and the rest of the currencies against the euro by 10%.

Millions of euros
Currency	Change	Impact on the consolidated income statement	Impact on consolidated equity
All currencies vs EUR	10%	3	(615)
USD	10%	2	(114)
European currencies vs EUR	10%	1	(375)
Latin American currencies vs USD	10%	—	(126)
All currencies vs EUR	(10%)	(3)	615
USD	(10%)	(2)	114
European currencies vs EUR	(10%)	(1)	375
Latin American currencies vs USD	(10%)	—	126
The Group’s monetary position in Venezuela at December 31, 2019 is a net debt position of 7,122,859 million Venezuelan bolivars equivalent to -93 million euros (1,375,524 million Venezuelan bolivars equivalent to -158 million euros at December 31, 2018). The net monetary position exposure in 2019 has been a debtor position, which led to a higher financial income of 492 million euros due to the effect of the monetary correction for inflation during the year (1,173 million euros in 2018).
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
The Telefónica Group’s financial expenses are exposed to changes in interest rates. In 2019 the Euribor, the Brazilian SELIC, the dollar Libor, the pound sterling Libor and the Mexican UDI (inflation) were the short-term rates that accounted for most of the exposure. In nominal terms, at December 31, 2019, 74.6% of Telefónica’s net financial debt plus commitments was pegged to fixed interest rates for a period greater than one year, compared to 73.6% in 2018. Of the remaining 25.4% (net debt at floating rates or at fixed rates maturing within one year), 1.1 percentage points had interest rates bounded in a period over one year, versus 0.9 percentage points of net debt at floating rates or with fixed rates maturing within one year at December 31, 2018.
In addition, early retirement and Individual Suspension Plan liabilities (see Note 24) were discounted to present value over the year, based on the curve for instruments with very high credit quality. The decrease in interest rates during the year has led to an increase in the market value of these liabilities. However, this increase was nearly completely offset by the increase in the market value of the hedges on these positions.

Net financial results amounted to 1,832 million euros in 2019, 877 million higher than the previous year, on one hand due to the positive impacts on the consolidated financial statements associated with the previously mentioned favorable court ruling in Brazil in 2018 and on the other hand the impact of the adoption of IFRS16.
To illustrate the sensitivity of the Company's net financial expense to fluctuations in short-term interest rates, on one hand a 100 basis point increase in interest rates in all currencies in which Telefónica has financial positions at December 31, 2019, and a 100 basis point decrease in all currencies has been assumed, and on the other hand a constant position equal to the position at year-end has been considered.
To calculate the sensitivity of equity to fluctuations in interest rates, on one hand a 100 basis point increase in interest rates in all currencies and in all periods on the yield curve in which Telefónica has financial positions at December 31, 2019, and a 100 basis point decrease in all currencies and all periods was assumed, and on the other hand only positions with cash flow hedges were considered, which are basically the only positions in which changes in market value due to interest rate fluctuations are recognized in equity.

Millions of euros
Change in basis points (bp)	Impact on consolidated income statement	Impact on consolidated equity
+100bp	(87)	(642)
-100bp	85	642
Share price risk
The Telefónica Group is exposed to changes in the value of equity investments, of derivatives associated with such investments, of convertible or exchangeable instruments issued by Telefónica Group, of share-based payments plans, of treasury shares and of equity derivatives over treasury shares.
According to the share-based payments plans (see Note 27), the shares to be delivered to employees under such plan may be either Telefónica S.A. treasury shares, acquired by itself or any of its Group companies; or newly issued shares. The possibility of delivering shares to beneficiaries of the plans in the future, implies a risk since there could be an obligation to hand over a maximum number of shares at the end of each phase, whose acquisition (in the event of acquisition in the market) in the future could imply a higher cash outflow than required on the start date of each phase if the share price is above the corresponding price on the phase start date. In the event that new shares are issued for delivery to the beneficiaries of the plan, there would be a dilutive effect for ordinary shareholders of Telefónica as a result of the higher number of shares delivered under such plan outstanding.
In 2018, the General Shareholder’s Meeting approved a Long-Term Incentive Plan allocated to Senior Executive Officers of the Telefónica Group consisting of the delivery of shares of Telefónica, S.A. This plan has a total duration of five years and is divided into three mutually exclusive cycles of three years each. The first and second cycles commenced, respectively, in January 2018 and 2019 (see Note 27). Additionally, the 2018 Shareholder’s Meeting approved a Global Employee Incentive Share Purchase Plan for shares of Telefónica, S.A. for the Employees of the Telefónica Group, which has been implemented during 2019 and, predictably, will deliver to its participants in 2021.
To reduce the risk associated with variations in share price under these plans, Telefónica could acquire instruments that hedge the risk profile of some of these plans.
In addition, the Group may use part of the treasury shares of Telefónica, S.A. held at December 31, 2019 to cover shares deliverable under the new Plans. The net asset value of the treasury shares could increase or decrease depending on variations in Telefónica, S.A.’s share price.

Liquidity risk
The Telefónica Group seeks to match the schedule for its debt maturity payments to its capacity to generate cash flows to meet these maturities, while allowing for some flexibility. In practice, this has been translated into two key principles:

1.
The Telefónica Group’s average maturity of net financial debt is intended to stay above six years or be restored above that threshold in a reasonable period of time if it eventually falls below it. This principle is considered as a guideline when managing debt and access to credit markets, but not a rigid requirement. When calculating the average maturity for the net financial debt, a portion of the undrawn credit lines can be considered as offsetting the shorter debt maturities, and extension options on some financing facilities may be considered as exercised, for calculation purposes.

2.
The Telefónica Group must be able to pay all commitments over the next 12 months without accessing new borrowing or tapping the capital markets (drawing upon firm credit lines arranged with banks), assuming budget projections are met.

At December 31, 2019, the average maturity of net financial debt (37,744 million euros) was 10.50 years (including undrawn committed credit facilities).
At December 31, 2019, financial liabilities (Note 18) and leases debt (Note 20) scheduled to mature in 2020 amounted to 9,076 and 1,600 million euros, respectively. These maturities are lower than the amount of funds available, calculated as the sum of: a) cash and cash equivalents and current financial assets; b) annual cash generation projected for 2020, and c) undrawn credit facilities arranged with banks whose original maturity is over one year (an aggregate of 12,789 million euros at December 31, 2019), providing flexibility to the Telefónica Group with regard to accessing capital or credit markets in the next two years. For a further description of the Telefónica Group’s liquidity and capital resources in 2019, see Note 18 and Appendix V.
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
Regarding the first point, at December 31, 2019, the Telefónica Group’s Latin American companies had net financial debt not guaranteed by the Parent company of 1,253 million euros, which represents 3.3% of net financial debt of the Group. Nevertheless, in certain countries, such as Venezuela, there is a net cash balance (instead of a net liability balance).
Regarding the net repatriation of funds to Spain, 1,901 million euros from Latin America companies have been received in 2019, of which 1,180 million euros was in the form of dividends. In addition, there is an additional inflow of funds amounting to 721 million euros, mainly associated with disinvestments carried out in Central America.

.

Credit risk
The Telefónica Group trades in derivatives with creditworthy counterparties. Therefore, Telefónica, S.A. generally trades with credit entities whose “senior debt” ratings are of at least “A-” or in case of Spanish entities in line with the credit rating of the Kingdom of Spain. In Spain, where most of the Group’s derivatives portfolio is held, there are netting agreements with financial institutions, with debtor or creditor positions offset in case of bankruptcy, limiting the risk to the net position. In addition, the CDS (Credit Default Swap) of all the counterparties with which Telefónica, S.A. operates is monitored at all times in order to assess the maximum allowable CDS for operating at any given time. Transactions are generally only carried out with counterparties whose CDS is below the threshold.
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
At the same time, and in order to address the credit risk, Telefónica considers the use of CDS, novations, derivatives with break clauses and signing CSA's under certain conditions.
For other subsidiaries, particularly those in Latin America, assuming a stable sovereign rating provides a ceiling which is below “A”, trades are with local financial entities whose rating by local standards is considered to be of high creditworthiness.
Meanwhile, with credit risk arising from cash and cash equivalents, the Telefónica Group places its cash surpluses in high quality money-market assets. These placements are regulated by a general framework, revised annually. Counterparties are chosen according to criteria of liquidity, solvency and diversification based on the conditions of the market and countries where the Group operates. The general framework sets: the maximum amounts to be invested by counterparty based on its rating (long-term debt rating) and the instruments in which the surpluses may be invested (money-market instruments).

The Telefónica Group considers customer credit risk management as a key element to achieve its business and customer base growth targets in a sustainable way. This management approach relies on the active evaluation of the risk-reward balance within the commercial operations and on the adequate separation between the risk ownership and risk management functions.
Formal delegation of authority procedures and management practices are implemented in the different Group companies, taking into account benchmark risk management techniques, adapted to the local characteristics of each market. Commercial debtors that may cause a relevant impact on the Telefónica Group consolidated financial statements and increased risk profile products - due to customer target, term, channels or other commercial characteristics - are subject to specific management practices in order to mitigate the exposure to credit risk.
This customer credit risk management model is embedded in the day-to-day operational processes of the different companies, where the credit risk assessment guides both the product and services available for the different customers and the collection strategy.
The Telefónica Group’s maximum exposure to credit risk is initially represented by the carrying amounts of the financial assets and the guarantees given by the Telefónica Group.
Several Telefónica Group companies provide operating guarantees granted by external counterparties, which are offered during their normal commercial activity, in bids for licenses, permits and concessions, and spectrum acquisitions. At December 31, 2019, these guarantees amounted to approximately 5,774 million euros (5,328 million euros at December 31, 2018).
Capital management
Telefónica’s corporate finance department takes into consideration several factors for the evaluation of the Telefónica’s capital structure, with the aim of maintaining the solvency and creating value to the shareholders.

The corporate finance department estimates the cost of capital on a continuous basis through the monitoring of the financial markets and the application of standard industry approaches for calculating weighted average cost of capital, or WACC, so that it can be applied in the valuation of businesses in course and in the evaluation of investment projects. In addition, Telefónica also uses as reference net financial debt (excluding items of a non-recurring or exceptional nature) that allows for a comfortable investment grade credit rating as assigned by credit rating agencies, aiming at protecting credit solvency and making it compatible with alternative uses of cash flow that could arise at any time.
These general principles are refined by other considerations and the application of specific variables, such as country risk in the broadest sense, or the volatility in cash flows generation that are considered, when evaluating the financial structure of the Telefónica Group and its different areas.
Derivatives policy
At December 31, 2019, the nominal value of outstanding derivatives with external counterparties amounted to 128,654 million euros equivalent, a 7% decrease from December 31, 2018 (138,102 million euros equivalent). This figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying liability. For example, a foreign currency loan can be hedged into floating rate, and then each interest rate period can be fixed using a fixed rate hedge, or FRA (forward rate agreement) The high volume is also due to the fact that when a derivative transaction is canceled, the company may either cancel the derivative or take the opposite position, which cancels out the variability thereof. The second option is usually chosen in order to cut costs. Even using such techniques to reduce the position, it is still necessary to take extreme care in the use of derivatives to avoid potential problems arising through error or a failure to understand the real position and its associated risks. The main principles in the management of derivatives are detailed below:
1) Derivatives based on a clearly identified hedged items.
Telefónica’s derivatives policy emphasizes the following points:

•
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

•
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
Telefónica uses several tools to evaluate and manage the risk involved in derivatives and debt. These tools most notably include the Kondor+ system, licensed by Reuters, and the Calypso system, both extensively used among various financial institutions, as well as the specialized libraries in the MBRM financial calculation, both of which are widespread throughout the market and have shown proven reliability. In order to perform these calculations, customary market techniques are used when configuring the calculation methods, and information from money market curves is used on a daily basis as market inputs (swaps, depos, FRA, etc.) for interest rates, official fixings for exchange rates and the interest rates and volatility matrices for interest and exchange rates that are listed in the multi-contributor systems, Reuters and Bloomberg. For those yield curves that are less liquid or whose prices published in Reuters and Bloomberg are considered not to adequately reflect the market situation, these curves will be requested from relevant banks in these markets.
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

•
Interest Swaps / Interest Rate Options: these instruments are used to manage the interest rate of the debt portfolio. Their use of them is ruled by the Financial Expenses Budget with the objective of its fulfillment. Both the volume to be contracted and the maturity of these products are determined by the underlying assets to be hedged.

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
This may on occasion mean that the hedging instruments have longer terms than the related contractual underlying. This happens when the Telefónica Group enters into long-term swaps, caps or collars to protect the Group against interest rate increases that may raise the financial expense of its promissory notes, commercial paper and some floating rate loans which mature earlier than their hedges. These floating rate financing programs are highly likely to be renewed and Telefónica commits to this by defining the underlying asset in a more general way as a floating rate financing program whose term coincides with the maturity of the hedge. In those cases in which the underlying assets representing the risk hedged are canceled or refinanced early, and if there is an open risk with similar characteristics as the underlying asset that was canceled or refinanced early, either because there is new financing or because there is an underlying asset with similar characteristics and risk profile, the hedge may remain in force with the derivatives assigned thereto and the risk will be subject to the hedge arranged in the aforementioned refinancing. When either of these situations occurs, the effectiveness of the hedge will be reviewed taking into account the new situation.

There can be three types of hedges:

•	Fair value hedges.

•
Cash flow hedges. Such hedges can be set at any value of the risk to be hedged (interest rates, exchange rates, etc.) or for a defined range (interest rates between 2% and 4%, above 4%, etc.). In this last case, the hedging instrument used is options.

•
Hedges of net investment in consolidated foreign subsidiaries. Generally, such hedges are arranged by Telefónica S.A. and other Telefónica holding companies. Wherever possible, these hedges are implemented through real debt in foreign currency. Often, however, this is not always possible as many Latin American currencies are non-convertible, making it impossible for non-resident companies to issue local currency debt. It may also be that, due to the debt market deepness, the debt in the currency concerned is not enough to accommodate the required hedge, or that an acquisition is made in cash with no need for market financing. In these circumstances derivatives either forwards or cross-currency swaps are mainly used to hedge the net investment.

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
The main guiding principles for risk management are laid down by Telefónica’s Finance Department and implemented by the company financial officers (who are responsible for balancing the interests of each company and those of the Telefónica Group). The Corporate Finance Department may allow exceptions to this policy where these can be justified, normally when the market is too thin for the volume of transactions required or on clearly limited and small risks. New companies joining the Telefónica Group as a result of mergers or acquisitions may also need time to adapt.
7) Cancellation of derivatives.
When a derivative transaction is canceled, the company may:

•	Cancel the derivative and pay its market value.

•	Take the opposite position which cancels out the variability thereof, if cancellation costs are high or if it is recommended for operating or business reasons.

The breakdown of the financial results recognized in 2019, 2018 and 2017 is as follows:

Millions of euros	2019	2018	2017
Interest income	291	234	638
Dividends received	15	15	16
Other financial income	120	826	17
Subtotal	426	1,075	671
Changes in fair value of asset derivatives at fair value through profit or loss	353	202	35
Changes in fair value of liability derivatives at fair value through profit or loss	(376)	(190)	(97)
Changes in the fair value of debt instruments and other assets at fair value to profit or loss	(3)	(3)	—
Transfer from equity of results of cash flow hedges - future cash flows that are not longer expected to happen	—	(7)	—
Transfer from equity to profit and loss from available-for-sale assets and others	n.a.	n.a.	(33)
(Loss)/Gain on fair value hedges	604	(223)	(150)
Gain/(loss) on adjustment to items hedged by fair value hedges	(540)	271	194
Subtotal	38	50	(51)
Interest expenses	(1,903)	(1,715)	(2,137)
Ineffective portion of cash flow hedges	(20)	(29)	(10)
Accretion of provisions and other liabilities	(334)	(410)	(453)
Other financial expenses	(160)	(203)	(310)
Subtotal	(2,417)	(2,357)	(2,910)
Net finance costs excluding foreign exchange differences and hyperinflation adjustments	(1,953)	(1,232)	(2,290)
n.a.: not applicable.

"Interest expenses" includes transfers from equity from cash flow hedges of interest rate amounting to +166 million euros in 2019 (+68 million euros and -162 million euros in 2018 and 2017, respectively).

"Other financial income" in 2019 included 665 million euros from Telefónica Brazil corresponding to the default interest derivatives of the final decision in favor about the right to deduct the ICMS from the calculation basis of PIS/COFINS (see Note 12).

The impact of hyperinflation on the net monetary position of the Group’s subsidiaries in Argentina amounted to 42 million euros (67 million euros in 2018) and is recorded under Financial Income in the consolidated income statement.

Evolution of derivative instruments

The movement of the net position of derivatives during the years ended December 31, 2019 and December 31, 2018 is as follows:

Millions of euros	Movement in 2019	Movement in 2018
Opening balance of assets/(liabilities)	1,181	505
Financing payments	148	52
Financing proceeds	(153)	(209)
Interest (proceeds)/payments	(238)	(126)
Other (proceeds)/payments	5	(28)
Fair value adjustments through other comprehensive income	357	999
Movements with counterparty in the income statement	646	2
Translation differences	(49)	(70)
Other movements	51	56
Closing balance of assets/(liabilities)	1,948	1,181

The variation in 2019 represents an increase of 767 million euros of asset (increase of 676 million euros in 2018) mainly due to the decrease in dollar and euro interest rates and the evolution of the EUR/USD exchange rate. These variations are mostly by a similar impact and in the opposite direction in the hedge accounting of the different issuances and loans in dollar and euro currency of the Telefónica Group.

In 2018, taking into consideration IFRS 9, it was decided to modify the presentation of variation in cash flow hedges, the impact of which coincided with the period of the income statement generated by the respective hedges items, with them being included in the statement of comprehensive income and recycled to income statement for the same period. These variations are recognized in the line "Fair value Adjustments recognized against other comprehensive income" in the table above. This change to the presentation of these variations has no impact on the income statement or on other comprehensive income.
Net financial debt as of December 31, 2019 includes a positive value of the derivatives portfolio for a net amount of 1,948 million euros (see Note 2). This amount includes a positive value of 839 million euros due to hedges (cross currency swaps) to transfer financial debt issued in foreign currency to local currency (a positive value of 535 million euros at December 31, 2018).

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
Derivatives arranged by the Group at December 31, 2019 are detailed in Appendix IV.

The breakdown of Telefónica’s detail of hedges and other derivative instruments at December 31, 2019 and December 31, 2018, their fair value at year-end and the expected maturity schedule is as set forth in the table below:

December 31, 2019
	Notional amount - Maturities (*)					Book value of the derivative and no-derivative instruments (**)
Millions of euros	2020	2021	2022	Later	Total	Non-current asset	Current asset	Non-current liabilities	Current liabilities	Total
Derivate instruments of accounting hedges	(662)	2,827	1,446	7,041	10,652	(2,676)	(1,104)	1,667	254	(1,859)
Interest rate risk	677	(199)	818	(1,605)	(309)	(584)	(289)	41	38	(794)
Cash flow hedges	482	—	1,403	884	2,769	(8)	(4)	29	38	55
Fair value hedges	195	(199)	(585)	(2,489)	(3,078)	(576)	(285)	12	—	(849)
Exchange rate risk	(2,331)	1,038	400	6,033	5,140	(1,489)	(389)	1,339	148	(391)
Cash flow hedges	1,587	1,102	686	6,033	9,408	(1,325)	(348)	1,337	37	(299)
Fair value hedges	693	—	(286)	—	407	(164)	(21)	—	15	(170)
Net investments hedges	(4,611)	(64)	—	—	(4,675)	—	(20)	2	96	78
Interest rate and exchange rate risk	992	1,988	228	2,613	5,821	(603)	(426)	287	68	(674)
Cash flow hedges	1,006	2,004	230	2,648	5,888	(549)	(409)	287	65	(606)
Fair value hedges	(14)	(16)	(2)	(35)	(67)	(54)	(17)	—	3	(68)
Derivate instruments of no-accounting hedges	(3,798)	(349)	(774)	(1,799)	(6,720)	(713)	(337)	691	270	(89)
Other derivatives of interest rate	(1,501)	(473)	(774)	(1,799)	(4,547)	(713)	(316)	688	146	(195)
Other derivatives of exchange rate	(2,484)	—	—	—	(2,484)	—	(21)	—	113	92
Other derivatives	187	124	—	—	311	—	—	3	11	14
Total derivative instruments	(4,460)	2,478	672	5,242	3,932	(3,389)	(1,441)	2,358	524	(1,948)
No derivatives instruments of accounting hedges (***)	—	59	234	720	1,013	—	—	1,043	—	1,043
Exchange rate risk	—	59	234	720	1,013	—	—	1,043	—	1,043
Fair value hedges	—	—	—	—	—	—	—	—	—	—
Net investments hedges	—	59	234	720	1,013	—	—	1,043	—	1,043
(*) For interest rate hedges, the positive amount is in terms of fixed “payment.” For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.
(**) Positive amounts indicate payables.
(***) Of the hedging instruments that are not derivatives, 251 million euros correspond to "Loans and other debts" and 792 million euros to "Obligations and bonds" (see Note 18).

December 31, 2018
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
(***) Of the hedging instruments that are not derivatives, 243 million euros correspond to "Loans and other debts" and 753 million euros to "Obligations and bonds" (see Note 18).

The detail of hedged items by fair value hedges at December 31, 2019 and December 31, 2018 are as follows:

December 31, 2019
	Hedged items carrying amount				Accumulated amount in the hedged item adjusted by fair value hedge (*)
Millions of euros	Interest rate risk	Exchange rate risk	Interest rate and exchange rate risk	Total	Interest rate risk	Exchange rate risk	Interest rate and exchange rate risk	Total	Of which: accumulated amount of any hedge item that have cesased to be adjusted for gains and losses
Assets	—	474	3	477	—	1	—	1	—
Financial assets and other non-current assets	—	151	—	151	—	—	—	—	—
Receivables and other current assets	—	323	—	323	—	1	—	1	—
Other current financial assets	—	—	3	3	—	—	—	—	—
Liabilities	3,929	1,956	5,703	11,588	819	(6)	774	1,587	152
Non-current financial liabilities	3,858	1,176	5,512	10,546	817	—	750	1,567	125
Payables and other non-current liabilities	—	99	—	99	—	—	—	—	—
Current financial liabilities	71	9	191	271	2	—	24	26	6
Payables and other current liabilities	—	672	—	672	—	(6)	—	(6)	21
(*) Accumulated amount adjusted by fair value hedge is shown with negative sign when it reduces the value (lowest liability or lowest asset) and vice versa.

December 31, 2018
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

The evolutions of hedges in equity at December 31, 2019 and December 31, 2018 are as follows:

	Derivate instruments				No derivate instruments	Total Gross amount	Tax effect	Total hedges in equity
	Gains (losses) of cash flow hedges			Derivates - Net investment hedges	No Derivates - Net investment hedges
Millions of euros	Interest rate risk	Exchange rate risk	Exchange rate and interest rate risks
Balance at 12/31/2018	(295)	(348)	(78)	1,535	(5)	809	(249)	560
Changes in the fair value registered in equity	(5)	572	67	(260)	(1)	373	(100)	273
Transfer to the initial value of hedged item	2	(4)	(7)	—	—	(9)	3	(6)
Transfer to the income statement of the period - the hedged future cash flows are no longer expected to happen	26	—	—	—	—	26	—	26
Transfer to the income statement of the period - the hedged item has affected profit or loss	124	(371)	(295)	73	—	(469)	118	(351)
Total translation differences	—	(1)	—	1	—	—	—	—
Other movements	—	(4)	3	—	—	(1)	1	—
Balance at 12/31/2019	(148)	(156)	(310)	1,349	(6)	729	(227)	502
Amounts remaining in equity for continuing hedges	(12)	(188)	(216)	1,349	(6)	927
Amounts remaining in equity from any hedging relationship for which hedge accounting is no longer applied	(136)	32	(94)	—	—	(198)
Balance at 12/31/2019	(148)	(156)	(310)	1,349	(6)	729

The total amount of "Transfer to the income statements of the period - the hedged item has affected profit or loss" has impacted in financial results, reported under "Interest expenses" amounted to +166 million euros (+68 million euros in 2018), see detail of "Net finance costs excluding foreign exchange differences and hyperinflation adjustments" in this note, and in exchange differences amounted to +369 million euros (+645 million euros in 2018).

	Derivate instruments				No derivate instruments	Total Gross amount	Tax effect	Total hedges in equity
	Gains (losses) of cash flow hedges			Derivates - Net investment hedges	No Derivates - Net investment hedges
Millions of euros	Interest rate risk	Exchange rate risk	Exchange rate and interest rate risks
Balance at 12/31/2017	(394)	(357)	(179)	1,502	—	572	(188)	384
Changes in the fair value registered in equity	(52)	584	392	33	(5)	952	(243)	709
Transfer to the initial value of hedged item	—	—	(1)	—	—	(1)	—	(1)
Transfer to the income statement of the period - the hedged future cash flows are no longer expected to happen	7	—	—	—	—	7	(2)	5
Transfer to the income statement of the period - the hedged item has affected profit or loss	144	(574)	(290)	—	—	(720)	184	(536)
Total translation differences	—	(1)	—	—	—	(1)	—	(1)
Balance at 12/31/2018	(295)	(348)	(78)	1,535	(5)	809	(249)	560
Amounts remaining in equity for continuing hedges	(176)	(377)	14	1,534	(5)	990
Amounts remaining in equity from any hedging relationship for which hedge accounting is no longer applied	(119)	29	(92)	1	—	(181)
Balance at 12/31/2018	(295)	(348)	(78)	1,535	(5)	809

The evolution of cost of hedging in equity in 2019 and 2018 are as follows:

	Exchange rate risk	Total gross amount	Tax effect	Total cost of hedging in equity
	Forward element /CBS
Millions of euros	A time - period related hedge item
Balance at 12/31/2017	—	—	—	—
Changes in the fair value registered in equity	51	51	(13)	38
Transfer to the income statement of the period - the hedged item has affected profit or loss	(2)	(2)	1	(1)
Balance at 12/31/2018	49	49	(12)	37
Changes in the fair value registered in equity	(14)	(14)	4	(10)
Transfer to the income statement of the period - the hedged item has affected profit or loss	(4)	(4)	1	(3)
Balance at 12/31/2019	31	31	(7)	24

The details of the ineffective portion of accounting hedges with impact on the income statement in 2019 and 2018 are as follows:

2019
Millions of euros	Changes in fair value of the hedging instrument	Changes in the fair value of hedges item for the hedged risk	Ineffective portion hedged registered in the income statement
Interest rate risk	315	336	(21)
Cash flow hedges	(129)	(108)	(21)
Fair value hedges	444	444	—
Exchange rate risk	242	238	4
Cash flow hedges	551	547	4
Net investment hedges	(309)	(309)	—
Interest rate and exchange rate risk	191	194	(3)
Cash flow hedges	191	194	(3)
Total	748	768	(20)

2018
Millions of euros	Changes in fair value of the hedging instrument	Changes in the fair value of hedges item for the hedged risk	Ineffective portion hedged registered in the income statement
Interest rate risk	(53)	(53)	—
Cash flow hedges	(27)	(27)	—
Fair value hedges	(26)	(26)	—
Exchange rate risk	622	651	(29)
Cash flow hedges	605	634	(29)
Net investment hedges	17	17	—
Interest rate and exchange rate risk	377	377	—
Cash flow hedges	377	377	—
Total	946	975	(29)

Note 20. Lease liabilities

The evolution of lease liabilities in 2019 was as follows:

Millions of euros	Lease liabilities
Balance at 12/31/2018	—
First application impacts due to accounting changes (Note 2)	7,705
Additions	1,474
Principal and interests payments	(1,654)
Principal payments	(1,518)
Interests payments	(185)
Minus: Payments of companies held for sale and sold companies during 2019	49
Disposals	(261)
Exclusion of companies	(121)
Accrued interests	199
Translation differences	23
Transfers and others	(139)
Balance at 12/31/2019	7,226

"Additions" includes fixed asset sale and leaseback transactions, which amounted to 190 million euros (see Note 2). The gain recorded in 2019 for sale and leaseback transactions amounts to 313 million euros.

"Transfers and others" includes the transfer to "Liabilities associated with non-current assets classified as held for sale" of the lease liabilities of Telefónica de Costa Rica which amounted to127 million euros (see Note 30).
“Exclusion of companies” in 2019 correspond to the sale of Telefonía Celular de Nicaragua and Telefónica Móviles Panamá amounting to 74 and 47 million euros, respectively.
There are commitments for leases not started at December 31, 2019 amounting to 63 million euros.

The maturity schedule of lease liabilities at December 31, 2019 is as follows:

Millions of euros
	Current	Non-Current
Maturity	2020	2021	2022	2023	2024	Subsequent years	Non-current total	Total
Lease liabilities	1,600	1,312	943	892	577	1,902	5,626	7,226

Note 21. Payables and other non-current liabilities
The composition of “Payables and other non-current liabilities” of the Telefónica Group at December 31, 2019 and December 31, 2018 is as follows:

Millions of euros	12/31/2019	12/31/2018
Payables	1,553	856
Trade payables	86	87
Payables to suppliers of property, plant and equipment	—	9
Payables for spectrum acquisition	1,362	662
Other payables	105	98
Other non-current liabilities	1,375	1,034
Contractual liabilities (Note 23)	851	613
Deferred revenue	336	283
Current tax payables	188	138
Total	2,928	1,890
In June 2019 Telefónica Germany acquired a total of 90 MHz spectrum at a total cost of 1,425 million euros (see Note 6). The Company, like the other auction participants, reached an agreement whereby the auction proceeds will be paid in interest-free, annual instalments until 2030, instead of an upfront one-time payment (see Appendix VI). In December 2019 the first installment was paid, amounting to 87 million euros (see Note 28). The current value of the debt at December 31, 2019 amounted to 1,272 million euros, of which 1,186 million euros have a maturity of more than twelve months.
In addition, "Payables for spectrum acquisition" includes the deferred portion of the payment for acquiring the spectrum use license in Mexico in 2010, for an equivalent of 37 million euros (530 million euros at December 31, 2018, see Notes 2 and 22), and the pending payment portion for spectrum acquisition in Spain in 2018, amounting to 90 million euros (102 million euros at December 31, 2018, see Note 6).

Payments for financed licenses for the years 2019 and 2018 amounted to 146 and 44 million euros, respectively (see Note 28).

“Deferred revenues” include grants amounting to 150 million euros at December 31, 2019 (97 million euros at December 31, 2018), of which 69 million euros relates to the financial effect resulting from the payment in installments without explicit cost in connection with the aforementioned spectrum auction of Telefónica Germany.

Note 22. Payables and other current liabilities
The composition of “Payables and other current liabilities” at December 31, 2019 and December 31, 2018 is as follows:

Millions of euros	12/31/2019	12/31/2018
Payables	13,307	13,868
Trade payables	8,095	8,457
Payables to suppliers of property, plant and equipment	3,019	3,237
Payables for spectrum acquisition	196	251
Other payables	1,081	1,092
Dividends pending payment	282	311
Associates and joint ventures payables (Note 10)	634	520
Other current liabilities	1,596	1,617
Contract liabilities (Note 23)	1,283	1,335
Deferred revenue	120	106
Advances received	193	176
Total	14,903	15,485

At December 31, 2019, “Payables for spectrum acquisition” included the debt maturing within twelve months corresponding to the spectrum acquisition of Telefónica Germany in 2019 (see Note 21), amounting to 86 million euros. In addition, this section includes the deferred portion of the current pending payment for acquiring the spectrum in Mexico in 2010, for an equivalent of 64 million euros (79 million euros at December 31, 2018, see Notes 2 and 21). At December 31, 2018 it also included the pending payment portion for the acquisition in 2018 of spectrum by Telefónica Mexico for 107 million euros (see Note 6).

“Deferred revenue” include grants amounting to 15 million euros at December 31, 2019 (16 million euros at December 31, 2018).

The composition of current "Other payables" at December 31, 2019 and December 31, 2018 is as follows:

Millions of euros	12/31/2019	12/31/2018
Accrued employee benefits	603	611
Other non-financial non-trade payables	478	481
Total	1,081	1,092
“Other non-financial non-trade payables” at December 31, 2018 included the pending payment of 49 million euros corresponding to Telefónica, S.A.’s irrevocable commitment acquired in 2015 to pay a 325 million euros donation to Fundación Telefónica as part of the financing needed to implement the social programs and activities it currently performs or could initiate in the short and medium terms to fulfill its purpose as a foundation (1 million euros at December 31, 2018).
Information on average payment period to suppliers. Third additional provision, “Information requirement” of Law 15/2010 of July 5.
In accordance with the aforementioned Law, the following information corresponding to the Spanish companies of the Telefónica Group is disclosed:

	2019	2018
Number of days
Weighted average maturity period	53	49
Ratio of payments	55	50
Ratio of outstanding invoices	38	44
Millions of euros
Total payments	7,337	6,770
Outstanding invoices	1,152	1,190
The Telefónica Group’s Spanish companies adapted their internal processes and payment schedules to the provisions of Law 15/2010 (amended by Law 31/2014) and Royal Decree-Law 4/2013, amending Law 3/2004, which establishes measures against late payment in commercial transactions. Engagement conditions with commercial suppliers in 2019 included payment periods of up to 60 days, according to the terms agreed between the parties.
For efficiency purposes and in line with general business practices, Telefónica Group companies in Spain have agreed payment schedules with suppliers, whereby most of the payments are made on set days of each month. Invoices falling due between two payment days are settled on the following payment date in the schedule.
Payments to Spanish suppliers in 2019 surpassing the established legal limit were the result of circumstances or incidents beyond the payment policies, mainly the delay in issuing invoices (legal obligation of the supplier), the closing of agreements with suppliers over the delivery of goods or rendering of services, or occasional processing issues.
The average payment period to suppliers of the Telefónica Group’s companies in Spain in 2019, calculated in accordance with the only additional provision of the Resolution of the Instituto de Contabilidad y Auditoría de Cuentas (Spanish Accounting and Audit Institute) of January 29, 2016, amounted to 53 days (49 days in 2018).

Note 23. Breakdown of contractual assets and liabilities, and capitalized costs
The movement of contractual assets and capitalized costs in 2019 and 2018 is as follows:

Millions of euros	Balance at 12/31/18	Additions	Disposals	Transfers	Translation differences and hyperinflation adjustments	Other movements	Balance at 12/31/19
Long-term contractual assets (Note 12)	108	204	(7)	(172)	5	—	138
Contractual assets	114	204	(7)	(173)	5	1	144
Impairment losses	(6)	—	—	1	—	(1)	(6)
Short-term contractual assets (Note 14)	341	662	(816)	156	9	(1)	351
Contractual assets	364	677	(824)	157	9	(2)	381
Impairment losses	(23)	(15)	8	(1)	—	1	(30)
Total	449	866	(823)	(16)	14	(1)	489

Millions of euros	Balance at 12/31/17	First application of new IFRS impacts	Additions	Disposals	Transfers	Translation differences and hyperinflation adjustments	Balance at 12/31/18
Long-term contractual assets (Note 12)	—	68	153	(2)	(110)	(1)	108
Contractual assets	—	71	156	(2)	(110)	(1)	114
Impairment losses	—	(3)	(3)	—	—	—	(6)
Short-term contractual assets (Note 14)	—	332	761	(856)	113	(9)	341
Contractual assets	—	354	764	(857)	113	(10)	364
Impairment losses	—	(22)	(3)	1	—	1	(23)
Total	—	400	914	(858)	3	(10)	449
Once the amounts recognized as contract assets become receivables, which normally occurs when they are invoiced, they are transferred to the "Trade receivables" heading. In this regard, the balance of the contract assets account basically represents amounts not yet due.

The movement of the deferred expenses in 2019 and 2018 is as follows:

Millions of euros	Balance at 12/31/18	Additions	Disposals	Transfers	Translation differences and hyperinflation adjustments	Other movements	Balance at 12/31/19
Non-current capitalized costs (Note 12)	191	413	(3)	(381)	—	1	221
Of obtaining a contract	178	368	(3)	(353)	1	—	191
Of fulfilling a contract	13	45	—	(28)	(1)	1	30
Impairment losses	—	—	—	—	—	—	—
Current capitalized costs (Note 14)	566	473	(796)	379	5	(2)	625
Of obtaining a contract	541	428	(752)	351	6	(1)	573
Of fulfilling a contract	25	45	(44)	28	(1)	(1)	52
Impairment losses	—	—	—	—	—	—	—
Total	757	886	(799)	(2)	5	(1)	846

Millions of euros	Balance at 12/31/17	First application of new IFRS impacts	Additions	Disposals	Transfers	Translation differences and hyperinflation adjustments	Balance at 12/31/18
Non-current capitalized costs (Note 12)	—	172	366	(1)	(343)	(3)	191
Of obtaining a contract	—	170	349	(1)	(338)	(2)	178
Of fulfilling a contract	—	2	17	—	(5)	(1)	13
Impairment losses	—	—	—	—	—	—	—
Current capitalized costs (Note 14)	—	540	437	(746)	342	(7)	566
Of obtaining a contract	—	522	400	(713)	337	(5)	541
Of fulfilling a contract	—	18	37	(33)	5	(2)	25
Impairment losses	—	—	—	—	—	—	—
Total	—	712	803	(747)	(1)	(10)	757

The movement of contractual liabilities of contracts with customers in 2019 and 2018 is as follows:

Millions of euros	Balance at 12/31/18	Additions	Disposals	Transfers	Translation differences and hyperinflation adjustments	Other movements	Balance at 12/31/19
Long-term contractual liabilities (Note 21)	613	409	(7)	(180)	16	—	851
Short-term contractual liabilities (Note 22)	1,335	7,516	(7,747)	165	18	(4)	1,283
Total	1,948	7,925	(7,754)	(15)	34	(4)	2,134

Millions of euros	Balance at 12/31/17	First application of new IFRS impacts	Additions	Disposals	Transfers	Translation differences and hyperinflation adjustments	Balance at 12/31/18
Long-term contractual liabilities (Note 21)	—	106	558	(295)	240	4	613
Short-term contractual liabilities (Note 22)	—	98	7,561	(7,631)	1,317	(10)	1,335
Total	—	204	8,119	(7,926)	1,557	(6)	1,948
In 2019, "Disposals" include liabilities from previous years (601 million euros) and the corresponding amount to disposals of liabilities from current years.
The “Transfers” column in 2018 shows amounts relating to contractual liabilities reclassified from the “Deferred revenue” (see Notes 21 and 22) line item to reflect the new terminology of IFRS 15. Contract liabilities relate to unperformed performance obligations mainly referred to IRU contracts, prepaid airtime, set up fees and other prepaid services. The most significant portion of the amounts presented as non-current will be recognized as revenues within 24 months and up to 10 years.
The maturity schedule of contractual liabilities at December 31, 2019 is as follows:

Millions of euros	2020	2021	2022	Subsequent years	Total
Contractual liabilities, activation fees	190	6	3	14	213
Contractual liabilities, sales of prepay cards	541	—	—	—	541
Contractual liabilities, services	322	31	6	21	380
Contractual liabilities, sales of handsets	26	2	—	—	28
Contractual liabilities, sales of other equipments	2	—	—	8	10
Contractual liabilities, irrevocable rights to use	54	48	45	372	519
Other contractual liabilities	148	120	115	60	443
Maturity of performance obligations	1,283	207	169	475	2,134

Note 24. Provisions
The amounts of provisions in 2019 and 2018 are as follows:

	12/31/2019			12/31/2018
Millions of euros	Current	Non-current	Total	Current	Non-current	Total
Employee benefits	1,110	5,789	6,899	886	4,499	5,385
Termination plans	486	729	1,215	441	805	1,246
Post-employment defined benefit plans	11	565	576	9	389	398
Other benefits	613	4,495	5,108	436	3,305	3,741
Dismantling of assets	96	847	943	125	784	909
Other provisions	466	1,850	2,316	901	2,237	3,138
Total	1,672	8,486	10,158	1,912	7,520	9,432

a) Employee benefits
In 2019 the Group recorded a provision of 2,170 million euros (461 million euros in 2018). Of this amount, 1,732 million euros corresponds to Teléfonica Spain, mainly relating to the Telefónica de España, S.A.U., Telefónica Móviles España, S.A.U. and Telefónica Soluciones de Informática y Comunicaciones de España, S.A.U. 2019 Individual Suspension Plan described in “Other benefits”. The distribution by segment of the restructuring costs, in terms of their impact on operating income, is as follows:

Millions of euros	2019	2018
Telefónica Spain	1,732	297
Telefónica United Kingdom	31	—
Telefónica Brazil	—	46
Telefónica Germany	22	84
Telefónica Hispam Norte	39	18
Telefónica Hispam Sur	201	50
Other companies	145	(34)
Total	2,170	461
Termination plans
The movement in provisions for termination plans in 2019 and 2018 is as follows:

Millions of euros	Total
Provisions for termination plans at 12/31/17	1,797
Additions	140
Retirements/amount applied	(579)
Transfers	(109)
Translation differences, hyperinflation adjustments and accretion	(3)
Provisions for termination plans at 12/31/18	1,246
Additions	452
Retirements/amount applied	(496)
Translation differences, hyperinflation adjustments and accretion	11
Other	2
Provisions for termination plans at 12/31/19	1,215

The reclassification of provision for termination plans of the entity Seguros de Vida y Pensiones Antares, S.A. to the line "Liabilities associated with non-current assets held for sale" of the statement of financial position was recorded under "Transfers" for the 2018, amounted to 109 million euros (see Note 30).

Telefónica Spain
The 2003-2007 labor force reduction plan in Telefónica de España concluded with 13,870 participating employees and the provisions recorded at December 31, 2019 and 2018 amounted to 28 million euros and 46 million euros, respectively. The amount for this provision classified as current totaled 12 million euros at December 31, 2019.
The 2011-2013 labor force reduction plan in Telefónica de España, concluded with 6,830 participating employees and the provisions recorded at December 31, 2019 and 2018 amounted to 528 million euros and 797 million euros, respectively. The amount for this provision classified as current totaled 217 million euros at December 31, 2019.
The companies bound by these commitments calculated provisions required at 2019 and 2018 year-ends using actuarial assumptions pursuant to current legislation, including the PERM/F- 2000C mortality tables and a high quality credit market based interest rate.
The discount rate used for the termination plans of Telefónica Spain at December 31, 2019 was 0.22% with an average plan length of 1.5 years.
Telefónica Germany
Within the context of the transformation of Telefónica Deutschland following the purchase of E-Plus in a bid to increase profitability by securing operational synergies, a provision of 321 million euros was recorded in 2014 for employee restructuring. An additional provision of 8 million euros was recorded in 2019 (compared with the additional 19 million euros in 2018).
This provision stood at 24 million euros at December 31, 2019 (48 million euros at December 31, 2018).
Post-employment defined benefit plans
The Group has a number of defined benefit plans in the countries where it operates. The following tables present the main data of these plans:

12/31/2019
Millions of euros	United Kingdom	Germany	Brazil	Hispam Norte	Hispam Sur	Others	Total
Obligation	1,858	304	982	72	6	17	3,239
Assets	(1,839)	(93)	(1,038)	—	—	(12)	(2,982)
Net provision before asset ceiling	19	211	(56)	72	6	5	257
Asset ceiling	—	—	262	—	—	—	262
Total	19	211	206	72	6	5	519
Net provision	19	218	255	72	6	6	576
Net assets	—	7	49	—	—	1	57

12/31/2018
Millions of euros	United Kingdom	Germany	Brazil	Hispam Norte	Hispam Sur	Others	Total
Obligation	1,548	239	749	68	6	18	2,628
Assets	(1,570)	(90)	(848)	—	—	(12)	(2,520)
Net provision before asset ceiling	(22)	149	(99)	68	6	6	108
Asset ceiling	—	—	249	—	—	—	249
Total	(22)	149	150	68	6	6	357
Net provision	4	157	153	72	6	6	398
Net assets	26	8	3	4	—	—	41

The movement in the present value of obligations in 2019 and 2018 is as follows:

Millions of euros	Spain (Antares)	United Kingdom	Germany	Brazil	Hispam Norte	Hispam Sur	Other	Total
Present value of obligation at 12/31/17	490	1,828	235	734	72	8	16	3,383
Translation differences	—	(12)	—	(81)	(3)	(3)	1	(98)
Current service cost	6	—	9	4	1	—	1	21
Interest cost	7	44	4	65	5	2	1	128
Actuarial losses and gains	4	(260)	(6)	68	(2)	1	—	(195)
Benefits paid	(41)	(50)	(3)	(41)	(5)	(2)	(1)	(143)
Transfers	(466)	—	—	—	—	—	—	(466)
Other movements	—	(2)	—	—	—	—	—	(2)
Present value of obligation at 12/31/18	—	1,548	239	749	68	6	18	2,628
Translation differences	—	86	—	(21)	1	(2)	—	64
Current service cost	—	—	11	4	(2)	—	1	14
Interest cost	—	44	5	67	9	2	—	127
Actuarial losses and gains	—	226	53	233	4	—	(1)	515
Benefits paid	—	(46)	(4)	(50)	(4)	—	(1)	(105)
Plan curtailments	—	—	—	—	1	—	—	1
Other movements	—	—	—	—	(5)	—	—	(5)
Present value of obligation at 12/31/19	—	1,858	304	982	72	6	17	3,239
Movements in the fair value of plan assets in 2019 and 2018 are as follows:

Millions of euros	United Kingdom	Germany	Brazil	Other	Total
Fair value of plan assets at 12/31/17	1,651	84	835	9	2,579
Translation differences	(13)	—	(92)	—	(105)
Interest income	40	1	74	—	115
Actuarial losses and gains	(57)	1	69	1	14
Company contributions	(2)	—	—	1	(1)
Participants contributions	—	3	—	—	3
Benefits paid	(49)	(2)	(38)	—	(89)
Other movements	—	3	—	1	4
Fair value of plan assets at 12/31/18	1,570	90	848	12	2,520
Translation differences	86	—	(22)	—	64
Interest income	46	2	76	—	124
Actuarial losses and gains	157	2	181	—	340
Company contributions	27	—	—	—	27
Participants contributions	—	3	—	—	3
Benefits paid	(46)	(2)	(44)	—	(92)
Other movements	(1)	(2)	(1)	—	(4)
Fair value of plan assets at 12/31/19	1,839	93	1,038	12	2,982

Antares
Transfers in 2018 included the reclassification of the provisions corresponding to the following post-employment plans, originating in Telefónica de España, that were externalized between 1997 and 2002, in accordance with current legislation at that time, through insurance policies with the entity Seguros de Vida y Pensiones Antares, S.A.:

•
ITP: Telefónica Spain reached an agreement with its employees whereby it recognized supplementary pension payments for retired employees as of June 30, 1992 equal to the difference between the pension payable by the social security system and pension that would be paid to them by ITP (Institución Telefónica de Previsión). The amount for this provision totaled 206 million euros at December 31, 2018.

•
Survival: Serving employees who did not join the defined pension plan are still entitled to receive survivorship benefits at the age of 65. The amount for this provision totaled 260 million euros at December 31, 2018.

These provisions were reclassified to "Liabilities associated with non-current assets classified as held for sale" of the statement of financial position at December 31, 2018. The long-term financial assets to cover the obligations of these two defined benefit plans, amounting to 634 million euros at December 31, 2018 (see Note 12) were reclassified to "Non-current assets classified as held for sale" of the statement of financial position (see Note 30).
On February 14, 2019, after obtaining the relevant regulatory approvals, the sale of Antares to a company of Grupo Catalana Occidente was concluded (see Note 2). After the sale, these plans remain externalized, and the obligations and the financial assets to cover the obligations are out of the scope of consolidation of the Group from the date of the sale. The Group does not retain an obligation, whether legal or constructive, to make additional contributions to these plans other than the payment of annual regularization premiums.
The average length of the plans was 7.42 years at December 31, 2018. The main actuarial assumptions used in valuing these plans at December 31, 2018 were as follows:

	Survival	ITP
Discount rate	1.32%	1.29%
Expected rate of salary increase	0%-0.5%	—
Mortality tables	PERM/F 2000P OM77	90%PERM 2000C/98% PERF 2000C

Telefónica United Kingdom Pension Plan
The Telefónica United Kingdom Pension Plan provides pension benefits to the various companies of the Telefónica Group in the United Kingdom coming from the O2 Group. The Plan comprises a defined contribution and defined benefit sections. The defined benefit sections were closed to future accrual starting from February 28, 2013. The companies continued providing retirement benefits through the defined contribution sections of the plan.
The number of beneficiaries of these plans at December 31, 2019 and 2018 were 4,422 and 4,456 respectively. At December 31, 2019, the weighted average duration of the plan was 22 years.
The main actuarial assumptions used in valuing the plan are as follows:

	12/31/2019	12/31/2018
Nominal rate of pension payment increase	2.90%	3.05%
Discount rate	2.05%	2.85%
Expected inflation	2.95%	3.20%
Mortality tables	95% S2NA,	95% S2NA,
	CMI 2018 1% 7 and a initial addition of 0.25%	CMI 2017 1% 7.5

Fair value of Plan assets is as follows:

Millions of euros	12/31/2019	12/31/2018
Credit instruments	1,710	1,570
Cash equivalents	129	—
Total	1,839	1,570
So long as other assumptions remained constant, at December 31, 2019, reasonably possible changes to one of the following actuarial assumptions would have affected the defined benefit obligation by the amounts shown below:

Millions of euros	Increase in defined benefit obligation
Discount rate (0.25% decrease)	115
Expected inflation (0.25% increase)	110
Life expectancy (1 year longer)	48
Telefonica Brazil pension plans
Telefonica Brazil sponsors the following post-employment benefit plans:

Plans	Management entity	Sponsor
Health plans
Plano de Assistência Médica ao Aposentado y Programa de Coberturas Especiais (PAMA/PCE)	Fundação Sistel de Seguridade Social	Telefônica Brasil, jointly and severally with other companies resulting from the privatization of Telebrás (Telecomunicações Brasileiras, S.A.)
Assistencia médica – Lei 9.656/98	Telefônica Brasil	Telefônica Brasil, Terra Networks, TGLog and TIS
Pension plans
PBS Assistidos (PBS-A)	Fundação Sistel de Seguridade Social	Telefônica Brasil, jointly and severally with other companies resulting from the privatization of Telebrás (Telecomunicações Brasileiras, S.A.)
CTB	Telefônica Brasil	Telefônica Brasil
Telefônica BD	Visão Prev	Telefônica Brasil
Planes VISAO	Visão Prev	Telefônica Brasil, Terra Networks, TGLog and TIS

In 2019 Sistel approved the distribution of part of the surplus of the PBS-A plan, with reversal of values to sponsors and improvement of benefits to those assisted. The participation corresponding to the Company amounted to 48 million euros, with a balancing entry in Other comprehensive income. The distribution is expected in the form of 36 monthly payments, the first received in December 2019. Even considering this distribution, PBS-A still has assets in excess of actuarial obligations as of December 31, 2019 and 2018.
The main actuarial assumptions used in valuing these plans are as follows:

	12/31/2019	12/31/2018
Discount rate	6.65% - 7.54%	8.96% - 9.27%
Nominal rate of salary increase	5.47%	5.67%
Long-term inflation rate	3.80%	4.00%
Growth rate for medical costs	6.91%	7.12%
Mortality tables	AT 2000 M/F	AT 2000 M/F

The discount rate and growth rate for medical costs are considered to be the most significant actuarial assumptions with a reasonable possibility of fluctuations depending on demographic and economic changes and may significantly change the amount of the post-employment benefit obligation. The sensitivity to changes in these assumptions is shown below:

	Present value of the discounted obligation at the current discount rate	Present value of the obligation by increasing the discount rate by 0.5%	Present value of the obligation by reducing the discount rate by 0.5%
Pension plans	537	515	560
Health plans	446	411	485
Total obligation	983	926	1,045

	Present value of the obligation at the current growth rate for medical costs	Present value of the obligation by increasing the rate by 1%	Present value of the obligation by reducing the rate by 1%
Pension plans	537	537	537
Health plans	446	527	381
Total obligation	983	1,064	918
Other employee benefits
Teléfonica de España, Telefónica Móviles España and Telefónica Soluciones Individual Suspension Plan
In 2015 Telefónica de España, S.A.U., Telefónica Móviles España, S.A.U. and Telefónica Soluciones de Informática y Comunicaciones de España, S.A.U. signed the first Collective Bargaining Agreement of Related Companies (CEV), wholly backed by the largest labor unions. This agreement considered elements that included a plan of measures for individual suspension of the employment relationship in 2016 and 2017, applying principles of voluntariness, universality, non-discrimination and social responsibility. In December 2016, the Collective Bargaining Agreement of Related Companies was extended until 2018 by virtue of the provisions thereof. Additionally, in September 2019 Telefónica España signed the second Collective Agreement of Related Companies that includes, among other aspects, an "Individual Suspension Plan" that is completely voluntary for the year 2019, with the same conditions as the previous one.
These plans are based on mutual agreement between the company and employees and entail the possibility of voluntarily suspending the employment relationship for an initial three-year period, renewable for consecutive three-year periods until the retirement age. Employees who meet the age and seniority requirements may enter the Individual Suspension Plan (PSI) in the periods opened for these purposes.
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
The corresponding provision is recognized under “Other benefits” in the above table. The provision at December 31, 2019 amounted to 4,961 million euros (3,588 million euros at December 31, 2018).
The discount rate used for these provisions at December 31, 2019 was 0.46% with an average plan length of 4.7 years.
Sensitivity of the valuation
The table below shows the sensitivity of the value of termination, post-employment and other obligations, including the Individual Suspension Plan of Telefónica Group companies in Spain to changes in the discount rate:

-100 b.p.		+100 b.p.
Impact on value	Impact on income statement	Impact on value	Impact on income statement
(253)	(253)	235	235

A 100 b.p. increase in the discount rate would reduce the value of the liabilities by 235 million euros and have a positive impact on the income statement of 235 million euros before tax. On the other hand, a 100 b.p. decrease in the discount rate would increase the value of the liabilities by 253 million euros and have a negative impact on the income statement of 253 million euros before tax.
The Telefónica Group actively manages this position and has arranged a derivatives portfolio to significantly reduce the impact of changes in the discount rate (see Note 19).
b) Provisions for dismantling of assets
The movement of provision for dismantling of assets in 2019 and 2018 is as follows:

Millions of euros
Dismantling of assets at 12/31/17	973
Additions and accretion	96
Retirements/amount applied	(83)
Translation differences and other	(77)
Dismantling of assets at 12/31/18	909
Additions and accretion	178
Retirements/amount applied	(97)
Translation differences and other	(47)
Dismantling of assets at 12/31/19	943
The detail by segments of provision for dismantling of assets in 2019 and 2018 is as follows:

Millions of euros	12/31/2019	12/31/2018
Telefónica Spain	6	7
Telefónica Germany	421	421
Telefónica Brazil	141	152
Telefónica United Kingdom	89	85
Telefónica Hispam Norte	51	26
Telefónica Hispam Sur	69	76
Other companies	166	142
Total	943	909
c) Other provisions
The movement in “Other provisions” in 2019 and 2018 is as follows:

Millions of euros
Other provisions at December 31, 2017	3,883
Additions and accretion	911
Retirements/amount applied	(1,276)
Transfers	(89)
Translation differences and other	(291)
Other provisions at December 31, 2018	3,138
Reclassification entry into force IFRIC 23	(856)
Additions and accretion	946
Retirements/amount applied	(841)
Transfers	19
Translation differences and other	(90)
Other provisions at December 31, 2019	2,316

The reclassification of other provisions of the entity Seguros de Vida y Pensiones Antares, S.A. to the line "Liabilities associated with non-current assets held for sale" of the statement of financial position was recorded under "Transfers" of the 2018 movement, amounted to 81 million euros (see Note 30).

The Group is exposed to risks of claims and litigation, mainly relating to tax and regulatory proceedings, and labor and civil claims.
Given the nature of the risks covered by these provisions, no reliable schedule of potential payments, if any, can be determined.
Telefónica Brazil
Telefônica Brasil, S.A. and its subsidiaries are party to administrative and judicial proceedings and labor, tax and civil claims filed in different courts. The Telefónica Group management based on the opinion of its legal counsel, recognized provisions for proceedings for which an unfavorable outcome is considered likely.
The balance of these provisions at December 31, 2019 and December 31, 2018 is shown in the following table:

Millions of euros	12/31/2019	12/31/2018
Tax proceedings	348	440
Regulatory proceedings	253	230
Labor claims	121	176
Civil proceedings	176	226
Total	898	1,072
Additionally, Telefónica Brazil recognized contingent liabilities according to IFRS 3 generated on acquisition of the controlling interest of Vivo Participaçoes in 2011 and GVT in 2015. These contingent liabilities amounted to 184 million euros at December 31, 2019 (186 million euros at December 31, 2018).
The detail of provisions for tax proceedings by nature of risk is as follows:

Millions of euros	12/31/2019	12/31/2018
Federal taxes	127	119
State taxes	103	205
Municipal taxes	8	8
FUST	110	108
Total	348	440

The breakdown of changes in provisions for tax proceedings in 2019 and 2018 is as follows:

Millions of euros
Balance at 12/31/2017	902
Movements with a counterparty in judicial deposits	(569)
Movements with a counterparty in the income statement	105
Write-offs due to payment	(12)
Monetary updating	97
Translation differences	(83)
Balance at 12/31/2018	440
Reclassification entry into force IFRIC 23	(16)
Movements with a counterparty in the income statement	7
Write-offs due to payment	(83)
Monetary updating	6
Translation differences	(6)
Balance at 12/31/2019	348
Group management and legal counsel understand that losses are possible from tax contingencies in federal, state, municipal and other taxes for an aggregated amount of 5,768 million euros as of December 31, 2019 (8,136 million euros as of December 31, 2018). After the application of the interpretation IFRIC 23 (see Note 3.n), the aggregated amount as of December 31, 2019 does not include the possible contingencies from income tax proceedings (federal tax), which are described in Note 25.
Noteworthy state tax-related contingencies include the "ICMS" tax (see Note 25). Moreover, Telefónica Brazil presently has different open proceedings regarding the Fundo de Universalização de Serviços de Telecomunicações (FUST, refer to Note 29).
With regard to regulatory proceedings, Telefónica Brazil is party to administrative proceedings against Agencia Nacional de Telecomunicações (ANATEL) based on an alleged failure to meet sector regulations and judicial proceedings to contest sanctions applied by ANATEL at the administrative level. At December 31, 2019, consolidated provisions totaled 253 million euros (230 million euros at December 31, 2018). In addition, Group management and legal counsel understand that losses are possible from regulatory contingencies amounting to 1,247 million euros at December 31, 2019 (1,379 million euros at December 31, 2018), including the sanction for breaches of the Fixed Telephony Regulation (see Note 29.a).
In addition, Group management and legal counsel understand that losses are possible from civil proceedings, amounting to 772 million euros at December 31, 2019 (787 million euros at December 31, 2018).
In some situations, in connection with a legal requirement or presentation of guarantees, judicial deposits are made to secure the continuance of the claims under discussion. The judicial deposits by nature of risk at December 31, 2019 and December 31, 2018 are as follows:

Millions of euros	12/31/2019	12/31/2018
Tax proceedings	443	435
Labor claims	70	118
Civil proceedings	232	262
Regulatory proceedings	58	47
Garnishments	8	19
Total	811	881
Current (see Note 15)	61	71
Non-current (see Note 12)	750	810

Telefónica del Perú
In 2015, the Group established a provision of 1,521 million Peruvian soles (approximately 431 million euros) in relation to tax claims involving Telefónica Peru (see Note 25). At December 31, 2018 this provision amounted to 439 million euros. At January 1, 2019, this amount was reclassified to "Taxes payable" of the statement of financial position (see Note 25), due to the application of the Interpretation IFRIC 23 (see Notes 2 and 3.n).
Telefónica, S.A.
The provision of the goodwill amortized for tax purposes amounted to 283 million euros at December 31, 2018 (see Note 25). At January 1, 2019, this amount was reclassified to "Deferred tax liabilities" of the statement of financial position (see Note 25), due to the application of the Interpretation IFRIC 23 (see Notes 2 and 3.n).
Note 25. Income tax matters

Pursuant to a Ministerial Order dated December 27, 1989, Telefónica, S.A. files consolidated tax returns in Spain for certain Group companies. The consolidated tax group comprised 42 companies at December 31, 2019 (44 companies at December 31 2018).
This tax consolidation regime applies indefinitely providing the companies continue to meet the requirements set down in prevailing legislation, and that application of the regime is not expressly waived.
Group companies which are resident in Spain and which are not part of this consolidation regime and non-resident companies file individual or aggregated tax returns under the tax law applicable in each country.
Deferred taxes movement
The movements in deferred taxes in the Telefónica Group in 2019 and 2018 are as follows:

Millions of euros	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2018	7,631	2,674
Reclassification entry into force IFRIC 23	—	313
Additions	1,070	586
Disposals	(1,123)	(323)
Transfers	(882)	(250)
Translation differences and hyperinflation adjustments	(33)	(87)
Company movements and others	19	(5)
Balance at December 31, 2019	6,682	2,908

Millions of euros	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2017	7,820	2,145
Additions	1,866	916
Disposals	(1,844)	(320)
Transfers	(79)	(204)
Translation differences and hyperinflation adjustments	(127)	130
Company movements and others	(5)	7
Balance at December 31, 2018	7,631	2,674

Main changes registered in 2019
Telefónica Mexico reversed deferred tax assets with a counterparty in Corporate income tax, amounting to 454 million euros, due to the new estimations about the time horizon in which the Group expects to recover the assets.
Telefónica Brazil recognized deferred tax assets amounting to 122 million euros, mainly generated in the year and disposals amounting to 127 million euros. In addition, Telefónica Brazil recognized deferred tax liabilities amounting to 304 million euros, mainly related to the tax amortization of goodwill.

The additions of deferred tax assets included tax credits recognized for 81 million euros by the German company Group 3G UMTS Holding GmbH. Furthermore, this company applied tax loss carryforwards in 2019 amounting to 77 million euros.
In 2019 the additions of deferred tax assets recognized for 492 million euros were the result of the provisions recognized during the year in relation to the various workforce restructuring plans and other obligations with employees of the companies included in the group in Spain (see Note 24). Likewise, disposals of deferred tax assets in 2019 included the impact of the recognition of these provisions, amounting to 207 million euros.
In 2019, the additions of tax credits from deductions were recognized in Spain, in the amount of 95 million euros.
Furthermore, in compliance with the sixteenth transitional provision of amended Royal Decree-Law, which requires the inclusion of one-fifth of the investment portfolio impairment losses which had been deductible in the tax base before January 1, 2013, the Group reclassified 209 million euros of deferred tax liabilities in order to recognize a higher tax payable to the Spanish tax authorities.
As explained below, a partial resolution upholding the claims of Telefónica by the Tribunal Económico-Administrativo Central (TEAC) pertaining the overpayments made in 2008-2011 resulted in the collection of 702 million euros, registered in transfers of deferred tax assets.
At January 1, 2019, 313 million euros were reclassified to "Deferred tax liabilities" of the statement of financial position, due to the application of the IFRIC 23 (see Notes 3.n and 24), mainly corresponding to the balance at January 1, 2019 of the provision in relation to tax-amortized goodwill by the purchase of Vivo (see "Tax deductibility of financial goodwill in Spain" below in this note). The provision registered in addition at 2019 were 69 million euros.
The movements relating to deferred taxes recognized directly in equity in 2019 amounted to 2 million euros of additions (net position of higher deferred tax liabilities) and 12 million euros of disposals (net position of higher deferred tax liabilities).
Likewise, the amount of recognized deferred tax liabilities associated with investments in subsidiaries amounted to 157 million euros as of December 31, 2019 (307 million euros as of December 31, 2018). The amount of not recognized deferred tax liabilities associated with investments in subsidiaries amounted to 285 million euros as of December 31, 2019 (129 million euros as of December 31, 2018).
Main changes registered in 2018
In Spain, tax credits for loss carryforwards amounting to 791 million euros were capitalized in 2018, and tax credits from deductions of 477 million euros were reversed, mainly due to the effect of the ruling of the Central Economic-Administrative Court notified on January 22, 2019, partially upholding the Company's position (as shown in the section "Inspections of the Spanish tax group" in this present Note to the financial statements) in the expected schedule of realization of deferred tax assets and liabilities (see "Expected realization of deferred tax assets and liabilities" below).
Telefónica Móviles México derecognized deferred tax assets for temporary differences amounting to 327 million euros (with a balancing entry in Corporate income tax), mainly due to a change in the assumptions used within the tax framework, that affect the time horizon in which the Group expected to recover the assets.
After the completion of a deferred tax asset recoverability analysis, based in Colombia Telecomunicaciones, S.A. ESP financial projections, tax losses carryforwards amounting to 106 million euros were capitalized. Furthermore, this company applied tax loss carryforwards in 2018 amounting to 57 million euros.
Telefónica Brazil recognized tax credits for loss carryforwards amounting to 160 million euros, mainly generated in the year. The evolution of temporary differences resulted in additions and disposals of deferred tax assets amounting to 184 million euros and 271 million euros, respectively. In addition, Telefónica Brazil recognized deferred tax liabilities amounting to 415 million euros, mainly related to the tax amortization of goodwill.
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

The additions of deferred tax assets included tax credits recognized for 84 million euros by the German company Group 3G UMTS Holding GmbH. Furthermore, this company applied tax loss carryforwards in 2018 amounting to 77 million euros.
In 2018, the additions of deferred tax assets recognized for 101 million euros were the result of the provisions recognized during the year in relation to the various workforce restructuring plans and other obligations with employees of the companies included in the group in Spain (see Note 24). Likewise, disposals of deferred tax assets in 2018 include the impact of the recognition of these provisions, amounting to 215 million euros.
Furthermore, in compliance with the sixteenth transitional provision of this amended Royal Decree-Law, which requires one-fifth of the investment portfolio impairment losses which had been deductible to be included in the tax base before January 1, 2013, the Group reclassified 206 million euros of deferred tax liabilities in order to recognize a higher tax payable to the Spanish tax authorities, corresponding to one-fifth of the tax losses affected by this law.
The impact of the initial application of IFRS 15 was a decrease of 27 million euros of deferred tax assets and increase of 164 million euros in deferred tax liabilities (see Note 2).
The movements relating to deferred tax recognized directly in equity in 2018 amounted to 89 million euros of additions (net position of more deferred tax liabilities) and 13 million euros of disposals (net position of more deferred tax assets).

Expected realization of deferred tax assets and liabilities
The Group assesses the recoverability of deferred tax assets based on the future activities carried out by the different companies, on tax regulations in the different countries in which these companies operate, and on the strategic decisions affecting the companies. Under the assumptions made, the estimated realization of deferred tax assets and liabilities recognized in the consolidated statement of financial position in 2019 and 2018 is as follows:

Millions of euros
12/31/2019	Total	Less than 1 year	More than 1 year
Deferred tax assets	6,682	747	5,935
Deferred tax liabilities	2,908	(17)	2,925

Millions of euros
12/31/2018	Total	Less than 1 year	More than 1 year
Deferred tax assets	7,631	1,736	5,895
Deferred tax liabilities	2,674	(9)	2,683

Deferred tax assets less than one year mainly come from the Tax Group in Spain (525 million euros in 2019 and 1,461 million euros in 2018).
Deferred tax assets in the accompanying consolidated statements of financial position include the tax loss carryforwards, unused tax credits recognized and deductible temporary differences recognized at the end of the reporting period.

Millions of euros	12/31/2019	12/31/2018
Tax credits for loss carryforwards	2,884	3,828
Unused tax deductions	1,459	1,422
Deferred tax assets for temporary differences	2,339	2,381
Total deferred tax assets	6,682	7,631
Tax credits for loss carryforwards
The movements in Tax credits for loss carryforwards in the Telefónica Group in 2019 and 2018 are as follows:

Location of the company (Millions of euros)	Balance at 12/31/2018	Additions	Reversals	Perimeter changes	Translation differences and other	Balance at 12/31/2019
Spain	2,272	—	(16)	—	(836)	1,420
Germany	580	192	(77)	—	—	695
Latin America	976	25	(202)	—	(30)	769
Other countries	—	—	—	—	—	—
Total tax credits for loss carryforwards	3,828	217	(295)	—	(866)	2,884

Location of the company (Millions of euros)	Balance at 12/31/2017	Additions	Reversals	Perimeter changes	Translation differences and other	Balance at 12/31/2018
Spain	1,500	791	(11)	—	(8)	2,272
Germany	472	185	(77)	—	—	580
Latin America	799	292	(69)	—	(46)	976
Other countries	5	—	(4)	—	(1)	—
Total tax credits for loss carryforwards	2,776	1,268	(161)	—	(55)	3,828
The Spanish tax group had unused tax loss carryforwards at December 31, 2019 amounting to 7,738 million euros:

Millions of euros	Total	Less than 1 year	More than 1 year
Tax loss carryforwards generated in the tax group	4,736	219	4,517
Tax loss carryforwards generated before consolidation in the tax group	3,002	—	3,002

Total tax credits for loss carryforwards in Spain in the statement of financial position at December 31, 2019 amounted to 1,420 million euros (2,272 million euros at December 31, 2018). Total unrecognized tax credits for loss carryforwards of the Spanish tax group amounted to 513 million euros. These tax credits do not expire.
The Group companies in Germany have recognized 695 million euros of tax credits for loss carryforwards at December 31, 2019. Total unrecognized tax credits for loss carryforwards of these companies amount to 6,396 million euros. These tax credits do not expire.
Recognized tax credits in the consolidated statement of financial position arising from the Latin American subsidiaries at December 31, 2019 amounted to 769 million euros. Total unrecognized tax credits for tax loss carryforwards in Latin America amounted to 382 million euros.
Deductions
The Group has recognized 1,459 million euros of tax credits from deductions at December 31, 2019, mainly of the tax group in Spain, generated primarily from export activity, R+D+i, double taxation and donations to non-profit organizations.
In 2019, tax credits from deductions were recognized for 95 million euros. In 2018, tax credits from deductions of 477 million euros were reversed in Spain, as a consequence of the review in the expected schedule of realization of deferred tax assets and liabilities.
Temporary differences
The sources of deferred tax assets and liabilities from temporary differences recognized at December 31, 2019 and 2018 are as follows:

Millions of euros	12/31/2019	12/31/2018
Goodwill and intangible assets	323	724
Property, plant and equipment	520	742
Personnel commitments	1,730	1,397
Provisions	832	895
Investments in subsidiaries, associates and other shareholdings	6	6
Inventories and receivables	273	254
Rights of use	15	—
Lease liabilities	796	—
Other	615	572
Total deferred tax assets for temporary differences	5,110	4,590
Deferred tax assets and liabilities offset	(2,771)	(2,209)
Total deferred tax assets for temporary differences registered in the statement of financial position	2,339	2,381

Millions of euros	12/31/2019	12/31/2018
Goodwill and intangible assets	2,115	1,981
Property, plant and equipment	1,203	1,307
Personnel commitments	7	19
Provisions	385	19
Investments in subsidiaries, associates and other shareholdings	414	780
Inventories and receivables	197	185
Rights of use	800	—
Other	558	592
Total deferred tax liabilities for temporary differences	5,679	4,883
Deferred tax assets and liabilities offset	(2,771)	(2,209)
Total deferred tax liabilities for temporary differences registered in the statement of financial position	2,908	2,674

Deferred tax assets and liabilities are offset if a legally enforceable right exists to offset current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.
The heading "Other” includes, among others, the difference between the accounting and tax values created by the value of financial derivatives at year end (see Note 19).

Tax payables and receivables
Current tax payables and receivables at December 31, 2019 and 2018 are as follows:

Millions of euros	Balance at 12/31/2019	Balance at 12/31/2018
Taxes payable
Tax withholdings	161	98
Indirect taxes	817	781
Social security	137	123
Current income taxes payable	1,073	580
Other	372	465
Total	2,560	2,047

Millions of euros	Balance at 12/31/2019	Balance at 12/31/2018
Tax receivables
Indirect taxes	941	1,073
Current income taxes receivable	507	456
Other	113	147
Total	1,561	1,676

Tax receivables for indirect taxes at December 31, 2019 include 452 million euros corresponding to the outstanding credit for the refund of PIS/COFINS payments described in Note 12 (568 million euros at December 31, 2018).

Reconciliation of book profit before taxes to taxable income
The reconciliation between book profit before tax and the income tax expense from continuing operations for 2019, 2018 and 2017 is as follows:

Millions of euros	2019	2018	2017
Accounting profit before tax	2,718	5,571	4,597
Tax expense at prevailing statutory rate	722	1,544	1,310
Permanent differences	(223)	133	(186)
Changes in deferred tax charge due to changes in tax rates	8	6	19
(Capitalization)/reversal of tax deduction and tax relief	(44)	371	(79)
(Capitalization)/reversal of loss carryforwards	118	(1,067)	(123)
(Increase)/decrease in tax expense arising from temporary differences	484	569	157
Other	(11)	65	121
Corporate income tax	1,054	1,621	1,219
Breakdown of current/deferred tax expense
Current tax expense	1,108	1,122	968
Deferred tax expense/(benefit)	(54)	499	251
Total Corporate income tax	1,054	1,621	1,219

The reversed deferred tax assets with a counterparty in Corporate income tax of Telefónica Mexico, referred to in the section “Main changes registered in 2019” of the deferred tax movement, are reflected in the headings “(Capitalization)/reversal of loss carryforwards” amounting to 183 million euros and “(Increase)/decrease in tax expense arising from temporary differences” amounting to 271 million euros.

The heading “Other” at 2019, includes a lower expense for income tax amounting to 201 million euros related to the indemnity associated with the resolution Tribunal Económico-Administrativo Central (see section “Inspections of the tax group in Spain” later in this Note). Moreover, it includes an expense amounting to 154 of Telefónica Peru (see section “Tax litigation in Telefónica del Perú” later in this note).
Tax deductibility of financial goodwill in Spain
The tax regulations added article 12.5 to the Corporate Income Tax Law, which came into force on January 1, 2002. The article regulated the deductibility of tax amortization of financial goodwill arising from the acquisition of non-Spanish companies, which could be amortized over 20 years at 5% per annum.
Following the entry into force of the Laws 9/2011 of August 19, 2011 and 16/2013 of October 29, 2013, the amount of goodwill amortization deductible for tax purposes under article 12.5 for the years 2011 to 2015 was reduced from 5% to 1%. The effect is temporary because the 4% not amortized for five years (20% in total) will be recovered extending the deduction period from the initial 20 years to 25.
The Telefónica Group, under this regulation, has been amortizing for tax purposes the financial goodwill from its investments, both direct and indirect, in O2, BellSouth and Coltel (prior to December 21, 2007) and Vivo (acquired in 2010). The positive accumulated effect of the corresponding settlements of corporate income tax from 2004 to the closing of December 31, 2019, was 1,552 million euros.
In relation to this tax incentive, the European Commission (EC) has in recent years commenced three proceedings against the Spanish State, as it deems that this tax benefit could constitute an example of state aid. Although the EC itself acknowledged the validity of the tax incentive for those investors that invested in European companies for operations carried out before December 21, 2007 in the first decision, and before May 21, 2011 for investments in other countries in the second decision, in its third decision issued on October 15, 2014 it calls into question the applicability of the principle of legitimate expectations in the application of the incentive for indirect acquisitions, whatever the date of acquisition may have been.
There are also doubts in the Spanish Courts about the classification of the incentive as a deduction and its maintenance in the case of subsequent transmission.
As of the date of this Annual Report, the three decisions continue to be subject to a final ruling. The first two were initially annulled by two judgments of the General Court of the European Union, which were appealed by the EC to the Court of Justice of the European Union and sent again to the General Court in December 2016, which ruled on November 15, 2018, confirming the applicability of the principle of legitimate expectations, but considered the "goodwill amortization" as state aid not compatible with the common market. The third decision remains pending a judgment from the court of first instance.
Notwithstanding the above, the "Tax and Customs Control Unit of the Spanish Tax Authority" (Dependencia de Control Tributario y Aduanero de la Agenica Tributaria), in compliance with the obligation set out in the EC Decision (EU) 2015/314, recovered the amounts that had been deducted in connection with the amortization of goodwill for the indirect acquisition of non-resident companies from 2005 to 2015, and in November of the same year, it initiated the recovery procedure for goodwill relating to years 2016 to 2018. The recovery of such amounts is provisional, pending the final rulings on the appeals brought against the three decisions. The amount paid by Telefónica in March 2019, after offsetting outstanding tax credits (tax losses carryforward and deductions) amounted to 1.4 million euros.
Notwithstanding the fact that the company understands that the principle of legitimate expectations in relation to this tax incentive applies, in relation to tax-amortized goodwill through the purchase of some companies for which the applicability of the legitimate expectations principle is questioned, mainly VIVO, the Group has decided to continue provisioning the amount of the goodwill amortized for tax purposes, amounting to 352 million euros as of December 31, 2019 (283 million euros as of December 31, 2018).
Inspections of the tax group in Spain
In July 2019, new inspection proceedings were initiated for several of the companies belonging to Tax Group 24/90, of which Telefónica, S.A. is the dominant company. The concepts and periods being audited are: Corporate Income Tax for the years 2014 to 2017 and Value Added Tax, Withholdings income Tax for the second half of 2015 and from 2016 to 2018.

In relation to the inspection proceeding of Corporate Income Tax for years 2008 to 2011, on January 23, 2019 Telefónica was notified of a resolution issued by the Spanish Central Economic-Administrative Tax Court (Tribunal Económico-Administrativo Central) which partially upheld the claims brought by Telefónica against the assessments relating to the 2008-2011 Corporate Income Tax Audit.

On March 15, 2019, Telefónica announced that it had been notified of an Execution Notice issued by the Agencia Estatal de Administración Tributaria in connection with the Spanish Central Economic-Administrative Tax Court resolution (which had partially upheld the claims filed by Telefónica against the assessments pertaining to the 2008-2011 Corporate Income Tax Audit). Said Execution Notice ordered a 702 million euros refund to Telefónica, pertaining to overpayments made in those tax years, which was paid to Telefónica at that date. Telefónica filed an appeal with the Central Economic-Administrative Tax Court against the Execution Notice. Such appeal was resolved favorably to Telefónica's interests on June 13, 2019, resulting in a new refund of 201 million euros related to compensating interests which was recorded as Corporate income tax in the 2019 income statement. Telefónica received this payment in July.

In relation to the inspection proceedings of Corporate Tax for the years 2005 to 2007 and 2008 to 2011, which ended in 2012 and 2015, respectively, Telefónica continues to dispute the criteria used for the accounting of Net Operating Losses and deductions. The case is pending before the National Audience.

As a result of the ongoing inspection process and the pending tax years to be inspected, it is not considered that there is a need to recognize additional liabilities in the financial statements of Telefónica S.A.
Tax litigation in Telefónica Brazil
State taxes
The Telefónica Group is involved in a range of tax litigation in Brazil over direct and indirect taxes (including those relating to GVT). This includes a number of appeals relating to ICMS tax (a tax similar to VAT, levied on telecommunications services). There is a dispute with the Brazilian tax authorities over which services should be subjet to this tax.
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
All related procedures are being contested in all instances (administrative and court proceedings). The aggregate amount of the relevant proceedings, updated to take into account interest, fines and other items, is approximately 15,460 million Brazilian reals (approximately 3,416 million euros at the exchange rate of December 31, 2019, see Note 24 to the Consolidated Financial Statements). Telefónica Brazil has obtained independent expert reports supporting its position, i.e. that the aforesaid services are not subject to ICMS.
Federal taxes
In addition, there are possible contingencies in relation to the federal taxes amounting to 9,895 million Brazilian reals as of December 31, 2019 (approximately 2,186 million euros at the exchange rate of such date), including mainly those related to the tax amortization in the years 2011 to 2014 of the goodwill originated in the acquisition and subsequent merger of Vivo with Telefónica Brasil (tax inspections from 2016 to 2018 ). These proceedings are at the administrative stage and no provisions have been made since the potential risk associated with them has been classified as "not probable" and Telefónica Brazil has received independent expert reports that support this view.
Tax litigation in Telefónica del Perú
With regard to tax matters in Peru, litigation continues over corporate income tax for 2000 and 2001, payments on account for the year 2000, recoverable balances for 1998 and 1999, and the interest and penalties that should apply to these.
In August 2015, the court of second instance handed down a ruling partially upholding the position of Telefónica del Perú, ruling in its favor on three of the five objections filed by the tax authorities and appealed before the courts, relating, inter alia, to corporate income tax for 2000-2001 (among others). This dispute accounts for more than 75% of the total amount under litigation, with the objections relating to insolvency provisions, interest on borrowing and leases of space for public telephones.
With regard to these tax matters, in July 2019 Telefónica del Perú received notification of two rulings of the Supreme Court on the contentious administrative appeals of the 2000 and 2001 financial years. These rulings do not definitively resolve some of the main issues that both litigation deal with when partial nullity of the previous rulings is declared, and therefore the issues must be returned back to the Superior Court, lower instance, to be judged again.
However, to the extent that there have been some adjustments over which the judgments are pronounced (positively for the Company in relation to the deductibility of the rental of public spaces and negative in the case of the deductibility of certain financial charges), the Company recorded in its financial statements of 2019 an additional provision of 580 million Peruvian soles (approximately 154 million euros at the exchange rate as of December 31, 2019).
In addition, in January 2020 Telefónica del Perú received notification of Supreme Court ruling regarding insolvency provisions, annulling, as for the year 1998, the ruling of the court of second instance for 2000-2001 and returning the case to the court of first instance for it to pass judgment on the matter again.
Therefore, all settlements carried out by SUNAT for 2000 and 2001 financial years are still pending of the final ruling in the judicial phase.
Regarding these ruling, the Group and its external attorneys consider that there are solid arguments to defend their position, both in relation to the insolvency provisions and in relation to the interest in the administrative phase and to recoverable balances for 1998 and 1999.
Given the sentences and rulings handed down in June and August 2015, the Group recognized a provision in the 2015 consolidated financial statements, provision that at December 31, 2019 reached, plus interest accrued and the additional provision recognized in 2019, a total amount of 2,355 million Peruvian soles (approximately 633 million euros at the exchange rate of December 31, 2019). See Note 24.
Years open for inspection in the Group companies
The years open for review by the tax inspection authorities for the main applicable taxes vary from one consolidated company to another, based on each country’s tax legislation, taking into account their respective statute-of-limitations periods. In Spain the taxes from 2014 onwards are open to inspection.
In the other countries in which the Telefónica Group has a significant presence, the years open for inspection by the relevant authorities are generally as follows:

•	The last twelve years in Germany.

•	The last seven years in United Kingdom.

•	The last seven years in Argentina.

•	The last five years in Brazil, Mexico, Uruguay and the Netherlands.

•	The last six years in Colombia (except for years in which there were tax losses that are then used to offset tax charges, in which case the period is extended to 12 years).

•	The last four years in Peru and Costa Rica.

•	Since 2016, the statute of limitation in Venezuela is six years.

•	The last three years in Chile, Ecuador, El Salvador and the United States.
The tax inspection of the open years is not expected to give rise to additional material liabilities for the Group.

Note 26. Revenue and expenses
Revenues
The breakdown of Revenues for the years 2019, 2018 and 2017 is as follows:

Millions of euros	2019	2018	2017
Rendering of services	42,264	43,085	47,175
Sales	6,158	5,608	4,833
Total	48,422	48,693	52,008
Sales mainly include the sale of mobile terminals.
Other income
The breakdown of “Other income” is as follows:

Millions of euros	2019	2018	2017
Own work capitalized	890	815	863
Gain on disposal of companies	677	21	3
Gain on disposal of other assets	612	241	176
Government grants	22	22	23
Other operating income	641	523	424
Total	2,842	1,622	1,489
Gain on disposal of companies in 2019 mainly includes the gains for the sales of Antares, Telefonía Celular de Nicaragua and Telefónica Móviles Panama (see Note 2). In addition, it includes the capital gain for the sale of Data Centers, amounting to 213 million euros (see Note 2). In 2018 it mainly included the gain on disposal of Tokbox Inc (see Appendix I).
“Gain on disposal of other assets” includes gains from the sale of telephone towers of 176 million euros, 53 million euros and 7 million euros in 2019, 2018 and 2017, respectively. Additionally, in 2019 it included a 95 million euros gain corresponding to licenses with deferred payments of Telefónica México that were released (see Note 2).
"Other operating income" in 2019 includes 103 million euros corresponding to the amount received for the irrevocable sale of the future credit rights that might arise from the favorable resolution of a number of claims and lawsuits of various kinds that Telefónica had filed at the date of the sale agreement, which are currently pending resolution. Furthermore, the agreement includes an additional amount of 51 million euros collected from the sale of future credit rights that might arise from claims filed within four years following the date of the agreement. Of this amount, 31 million euros were not yet recognized in the income statement at December 31, 2019. The consideration received as a result of this transaction is less than 10% of the underlying nominal amount of the current claims.
"Other operating income" in 2018 included gains from changes in the fair value of equity instruments for 24 million euros.

Other expenses
The breakdown of “Other expenses” is as follows:

Millions of euros	2019	2018	2017
Leases included in "Other expenses" (1)	123	1,071	1,069
Advertising	892	1,029	1,211
Other external services	10,478	10,398	10,445
Taxes other than income tax	995	365	1,285
Change in trade provisions	939	748	863
Losses on disposal of fixed assets and changes in provisions for fixed assets	187	35	44
Goodwill impairment (Note 7)	206	350	—
Other operating expenses	624	403	509
Total	14,444	14,399	15,426
(1) Following the adoption of IFRS 16 (Leases) in 2019, only included short-term leases and leases of low-value or intangible assets (see Notes 2 and 9).
The favorable court rulings obtained by Telefónica Brazil in relation to the right to exclude the state tax on goods and services (ICMS) from the tax base for PIS and COFINS contributions, reduced the “Taxes” item by 789 million euros in 2018 (see Note 12).
"Losses on disposal of fixed assets and changes in provisions for fixed assets" in 2019 includes a 123 million euros loss on disposal of intangible assets for the return of spectrum licenses of Telefónica Mexico (see Note 2).
"Other operating expenses" in 2019 includes the impact of the transformation of the operating model of Telefónica Mexico in certain pre-existing service contracts, amounting to 167 million euros (see Note 2).
Estimated payment schedule
The estimated payment schedule for purchases and other contractual commitments (non-cancelable without penalty cost) is as follows:

Millions of euros	Purchases and other contractual commitments
Less than 1 year	4,590
1 to 3 years	4,590
3 to 5 years	1,265
More than 5 years	1,030
Total	11,475

Commitments for short-term leases and low value leases amounted to 50 million euros as of December 31, 2019. In addition, lease collection commitments amounted to 18 million euros as of December 31, 2019.

Headcount
The table below presents the breakdown of the Telefónica Group’s average number of employees by segment (see Note 4) in 2019, 2018 and 2017, together with total headcount at December 31 each year.

	2019		2018		2017
	Average	Year-end	Average	Year-end	Average	Year-end
Telefónica Spain	25,132	22,869	26,712	25,305	28,084	27,291
Telefónica United Kingdom	6,940	6,861	6,732	7,188	6,776	6,687
Telefónica Germany	8,034	7,955	8,366	8,203	8,653	8,535
Telefónica Brazil	33,147	33,905	34,068	33,499	33,991	34,125
Telefónica Hispam Norte	11,108	10,604	12,254	12,156	12,620	12,354
Telefónica Hispam Sur	24,142	23,085	24,883	24,673	25,378	25,095
Other companies	8,844	8,540	8,838	9,114	9,869	8,631
Total	117,347	113,819	121,853	120,138	125,371	122,718
At December 31, 2019, approximately 37.97% of the final headcount are women (37.72% at December 31, 2018).
At December 31, 2019, the number of employees with disabilities is 1,081 (955 employees at December 31, 2018), of which 222 employees are in Spain (217 employees in 2018).
Depreciation and amortization
The breakdown of “Depreciation and amortization” on the consolidated income statement is as follows:

Millions of euros	2019	2018	2017
Property, plant and equipment (Note 8)	5,613	5,751	5,953
Intangible assets (Note 6)	3,248	3,298	3,443
Rights of use (Note 9)	1,721	n.a.	n.a.
Total	10,582	9,049	9,396

Earnings per share
Basic earnings per share amounts are calculated by dividing (a) the profit for the year attributable to equity holders of the parent, adjusted for the net coupon corresponding to the undated deeply subordinated securities (see Note 17) and for the interest cost accrued in the period in relation to the debt component of the mandatorily convertible notes of the parent company (which matured on September 25, 2017, see Note 17) by (b) the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued upon the conversion of the said mandatorily convertible notes from the date of their issuance.
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
Both basic and diluted earnings per share attributable to equity holders of the parent are calculated based on the following data:

Millions of euros	2019	2018	2017
Profit attributable to ordinary equity holders of the parent from continuing operations	1,142	3,331	3,132
Adjustment for the coupon corresponding to undated deeply subordinated securities	(379)	(540)	(374)
Tax effect	97	138	97
Adjustment for the financial expense of the debt component of the mandatorily convertible notes	—	—	1
Total profit attributable to ordinary equity holders of the parent for basic and diluted earnings per share from continuing operations	860	2,929	2,856

Number of shares (thousands)	2019	2018	2017
Weighted average number of ordinary shares (excluding treasury shares) for basic earnings per share	5,119,138	5,126,575	5,110,188
Adjustment for mandatorily convertible notes	—	—	—
Adjusted number of shares for basic earnings per share (excluding treasury shares)	5,119,138	5,126,575	5,110,188
Telefónica, S.A. share option plans	4,766	663	—
Weighted average number of ordinary shares outstanding for diluted earnings per share	5,123,904	5,127,238	5,110,188
Thus, basic and diluted earnings per share attributable to equity holders of the parent are as follows:

Figures in euros	2019	2018	2017
Basic earnings per share	0.17	0.57	0.56
Diluted earnings per share	0.17	0.57	0.56
Note 27. Share-based payment plans

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
For the first and second cycles of the plan, the number of shares to deliver will depend (i) 50% on achievement of the total shareholder return ("TSR") objective for shares of Telefónica, S.A. with regard to the TSRs of a comparison group made up of companies of the telecommunication sector, weighted by its relevance for Telefónica, and (ii) 50% on the generation of free cash flow of the Telefónica Group ("FCF").
For the remaining cycle, the Board of Directors of Telefónica, S.A. may introduce new objectives linked to sustainability, the environment or corporate governance, as well as vary the relative weight accorded to each of them.
The plan will be in force for five years and is divided into three cycles of three years each. The first cycle commenced in 2018 and will be finalized on December 31, 2020, with delivery of the respective shares in 2021. The maximum number of shares assigned to this cycle of the plan was 8,466,996 shares and the outstanding shares at December 31, 2019 7,756,796, with the following breakdown:

First cycle	No. of shares assigned	Outstanding shares at 12/31/2019	Unit fair value (euros)
TSR Objective	4,233,498	3,878,398	4.52
FCF Objective	4,233,498	3,878,398	6.46
The second cycle commenced in 2019 and will be finalized on December 31, 2021, with delivery of the respective shares in 2022. The maximum number of shares assigned to this cycle of the plan was 9,471,489 shares and the outstanding shares at December 31, 2019 9,034,668, with the following breakdown:

Second cycle	No. of shares assigned	Outstanding shares at 12/31/2019	Unit fair value (euros)
TSR Objective	4,735,744.5	4,517,334	4.44
FCF Objective	4,735,744.5	4,517,334	6.14

Long-term incentive plan based on Telefónica, S.A. shares: “Talent for the Future Share Plan 2018-2022” (TFSP)
At its meeting on June 8, 2018, the Telefónica, S.A.'s Board of Directors agreed to launch a new installment of the long-term incentive plan "Talent for the Future Share Plan".
The term of this plan is also five years and it is divided into three cycles. As in the case of the Performance Share Plan described above, for the first and second cycles of the plan the number of shares to deliver will depend (i) 50% on achievement of the total shareholder return ("TSR") objective for shares of Telefónica, S.A. and (ii) 50% on the generation of free cash flow of the Telefónica Group ("FCF").
The first cycle commenced in 2018 and will be finalized on December 31, 2020, with delivery of the respective shares in 2021. The maximum number of shares assigned to this cycle of the plan was 787,500 shares and there were 759,500, outstanding shares at December 31, 2019, with the following breakdown:

First cycle	No. of shares assigned	Outstanding shares at 12/31/2019	Unit fair value (euros)
TSR Objective	393,750	379,750	4.52
FCF Objective	393,750	379,750	6.46
The second cycle commenced in 2019 and will be finalized on December 31, 2021, with delivery of the respective shares in 2022. The maximum number of shares assigned to this cycle of the plan was 812,000 shares and there were 803,250 outstanding shares at December 31, 2019, with the following breakdown:

Second cycle	No. of shares assigned	Outstanding shares at 12/31/2019	Unit fair value (euros)
TSR Objective	406,000	401,625	4.44
FCF Objective	406,000	401,625	6.14
Incentivized purchases of Telefónica, S.A. shares for employees
The Telefónica, S.A. Ordinary General Shareholders’ meeting on June 8, 2018 approved a new voluntary plan for incentivized purchases of shares of Telefónica, S.A. for the employees of the Group. Under this Plan, employees were offered the option to acquire Telefónica, S.A. shares during a twelve-month period, with the company undertaking to deliver a certain number of free shares to participants, subject to certain requirements. The maximum amount that each employee can invest is limited to 1,800 euros. The employees that remain part of the Telefónica Group and hold on to the shares for one year following the acquisition period (the vesting period), will be entitled to receive two free shares for each share they purchased and retained throughout the vesting period. In any event, the maximum number of additional shares to be delivered under this plan may not exceed: i) the result of dividing the amount assigned to the Plan, which is a maximum of 30 million euros, by the price at which the acquired shares were purchased pursuant to each of the investment agreements; ii) nor 0.1% of the Company’s capital stock on the date of approval of the plan by the General Shareholders’ Meeting.
The purchase period commenced in August 2019. As of December 31, 2019, 17,265 employees had registered for the plan.
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
The term of the plan was a total of five years divided into three cycles. The initial and the second share allocations took place on October 1, 2014, and October 1, 2015, respectively. Regarding the third cycle of this 2016-2019 Plan, the Company's Board of Directors, following a favorable report from the Nomination, Compensation and Corporate Governance Committee, resolved not to execute or implement it, after having decided that it was not sufficiently in line with the Telefónica Group's strategic plan, taking into account the circumstances and macroeconomic environment.

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
The term of the plan was five years and it was divided into three cycles. The initial and the second share allocations took place on October 1, 2014, and October 1, 2015, respectively. Regarding the third cycle of this 2016-2019 Plan, following a favorable report from the Nomination, Compensation and Corporate Governance Committee, the Company's Board of Directors agreed not to execute or implement it, after having decided that it was not sufficiently in line with the Telefónica Group's strategic plan, taking into account the circumstances and macroeconomic environment.
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

Note 28. Cash flow detail
Net cash flow provided by operating activities
The detail of net cash flow provided by operating activities is the following:

Millions of euros	2019	2018	2017
Cash received from operations	57,699	58,815	63,456
Cash paid from operations	(41,224)	(42,891)	(46,929)
Cash paid to suppliers	(35,450)	(37,044)	(40,508)
Cash paid to employees	(4,934)	(5,072)	(5,725)
Payments related to cancellation of commitments	(840)	(775)	(696)
Net payments of interest and other financial expenses net of dividends received	(1,725)	(1,636)	(1,726)
Net interest and other financial expenses paid	(1,754)	(1,664)	(1,755)
Dividends received	29	28	29
Taxes proceeds / (payments)	272	(865)	(1,005)
Net cash flow provided by operating activities	15,022	13,423	13,796
The net cash flow provided by operating activities in 2019 was impacted by IFRS 16 (see Note 2). The main impact is the recording within the “cash flow from financing activities” of principal payments for lease contracts amounting to 1,518 million euros (see Note 20), as well as the recording of interests related to said contracts under the heading “interest payments and other financial expenses” amounting to 185 million euros (see Note 20). Until the entry into force of IFRS 16 the operating leases payments were recorded under "Cash paid from operations". Payments for low cost and short-term leases continue to be recorded under "Cash received from operations" (see Note 9).
The heading "taxes proceeds/(payments)" in 2019 included a 702 million euros refund pertaining to overpayments made in previous years, and the corresponding compensating interests amounting to 201 million euros (see Note 25).
Net cash flow used in investing activities
The detail of (Payments on investments)/proceeds from the sale in property, plant and equipment and intangible assets, net is the following:

Millions of euros	2019	2018	2017
Proceeds from the sale in property, plant and equipment and intangible assets	751	192	148
Payments on investments in property, plant and equipment and intangible assets	(8,410)	(8,777)	(9,140)
(Payments on investments)/proceeds from the sale in property, plant and equipment and intangible assets, net	(7,659)	(8,585)	(8,992)
Payments for non-financed spectrum in 2019 totaled 158 million euros, mainly due to the payment of 130 million euros for Telefónica Mexico.
Payments for not financed spectrum payments in 2018 totaled 674 million euros, mainly due to the payment of 588 million euros for the spectrum auction in the United Kingdom (see Note 6).
The detail of proceeds on disposals of companies, net of cash and cash equivalents disposed and payments on investments in companies, net of cash and cash equivalents acquired is the following:

Millions of euros	2019	2018	2017
Sale of Telefónica Telecomunicaciones Públicas, S.A.U.	—	—	28
Sale of Axonix Ltd and Telefónica Digital Inc.	—	29	—
Sale of Seguros de Vida y Pensiones Antares, S.A. (Note 2)	151	—	—
Sale of Telefónica Móviles Guatemala, S.A. (Note 2)	270	—	—
Sale of Telefonía Celular de Nicaragua, S.A. (Note 2)	342	—	—
Venta de Telefónica Móviles Panamá, S.A. (Note 2)	519	—	—
Sale of Data Centers (Note 2)	515	—	—
Tax associated with the sales of Guatemala, Nicaragua and Panamá in Telefónica Centroamérica Inversiones, S.L.	(83)	—	—
Others	9	—	12
Proceeds on disposals of companies, net of cash and cash equivalents disposed	1,723	29	40
Acquisition of Coltel affiliates (Note 5)	—	—	(85)
Acquisition of Minodes GmbH	—	—	(9)
Acquisition of Co-trade GmbH	—	—	(20)
Others	(12)	(3)	(14)
Payments on investments in companies, net of cash and cash equivalents acquired	(12)	(3)	(128)

The detail of proceeds on financial investments not included under cash equivalents and payments on financial investments not included under cash equivalents is the following:

Millions of euros	2019	2018	2017
Sale of stake in China Unicom (Hong Kong) Limited (see Note 12)	—	—	72
Investments of Seguros de Vida y Pensiones Antares, S.A.	3	78	49
Sale of stake in Shortcut I GmbH & Co. KG	—	21	—
Collateral guarantees on derivatives	1,793	806	72
Legal deposits	11	—	—
Others	28	99	103
Proceeds on financial investments not included under cash equivalents	1,835	1,004	296
Legal deposits	(33)	(54)	(75)
Long term deposits	—	—	(150)
Collateral guarantees on derivatives	(947)	(754)	(781)
Derivatives of Telefónica, S.A.	(12)	—	—
Purchase of Prisa´s stake by Telefónica, S.A.	(15)	—	—
Others	(125)	(157)	(100)
Payments on financial investments not included under cash equivalents	(1,132)	(965)	(1,106)
Payments and proceeds on placements of cash surpluses not included under cash equivalents in 2019 largely relate to placements made by Telefónica, S.A. and Telefónica Móviles Argentina, S.A. and in 2018 such payments and proceeds were largely related to placements made by Telefónica, S.A.

Net cash flow used in financing activities
The detail of dividends paid, proceeds from issue of share capital increase, payments and proceeds of treasury shares and other operations with shareholder and minority interest, and operations with other equity holders is the following:

Millions of euros	2019	2018	2017
Dividends paid by Telefónica, S.A. (*)	(2,056)	(2,048)	(1,904)
Payments to non-controlling interests of Telefônica Brasil, S.A.	(352)	(245)	(290)
Payments to non-controlling interests of Telefónica Deutschland Holding, A.G.	(247)	(238)	(229)
Payments to non-controlling interests of Telefónica Centroamérica Inversiones, S.L.	—	(28)	(23)
Payments to non-controlling interests of Telxius Telecom, S.A. and Pontel Participaciones, S.L.	(86)	(231)	—
Others	(1)	(4)	(13)
Dividends paid (see Note 17)	(2,742)	(2,794)	(2,459)
Proceeds from share capital increase	—	—	2
Sale of 40% of Telxius Telecom, S.A. to Taurus Bidco S.à.r.l. (Note 5)	—	—	1,275
Sale of 16.65% of Pontel Participaciones, S.L. (Note 2)	—	379	—
Transactions carried out by Telefónica, S.A. (see Note 17)	(86)	—	—
Purchase of shares by Coltel from the Metropolitan Area of Barranquilla for the participation in Metrotel	(4)	—	—
Telefónica Centroamérica Inversiones, S.L. share premium (ECPN.) refund related to the sale of Guatemala, Nicaragua and Panama	(414)	—	—
Others	—	—	(6)
(Payments)/proceeds of treasury shares and other operations with shareholders and with minority interests	(504)	379	1,269
Issuance of undated deeply subordinated securities (Note 17)	1,800	2,250	1,000
Acquisition of undated deeply subordinated securities (Note 17)	(935)	(1,779)	—
Payment of undated deeply subordinated securities (Note 17)	(118)	(473)	—
Payment of the coupon related to the issuances of undated deeply subordinated securities issued (See Note 17)	(357)	(559)	(354)
Operations with other equity holders	390	(561)	646
(*) This amount differs from that indicated in Note 17 because of withholding taxes deducted in the payment to certain major shareholders in accordance with current legislation.

The detail of proceeds on issue of debentures and bonds, and other debts, proceeds on loans, borrowings and promissory notes, amortization of debentures and bonds, and other debts, repayments of loans, borrowings and promissory notes, lease principal payments and financed operating payments and investments in property, plant and equipment and intangible assets payments is the following:

Millions of euros	2019	2018	2017
Issued under the EMTN program of Telefónica Emisiones, S.A.U. (see Appendix III) (*)	2,500	2,000	3,517
Issued under the SHELF program of Telefónica Emisiones, S.A.U. (see Appendix III) (*)	1,113	1,746	3,335
Issuance of Telefônica Brasil, S.A. (*)	—	—	756
Issuance of O2 Telefónica Deutschland Finanzierungs, GmbH (Appendix III)	—	600	—
Issuance of Telefónica del Perú, S.A.A. (*)	457	—	—
Others	116	(57)	782
Proceeds on issue of debentures and bonds, and other debts	4,186	4,289	8,390
Structured financing (see Note 18)	—	750	750
Disposal bilateral loans of Telefónica, S.A. (see Note 18)	200	585	—
Syndicated loan of 750 million euros by Telefónica Germany GmbH	—	—	650
Syndicated loan of Telxius Telecom, S.A. (see Note 18)	—	289	—
Syndicated bilateral loan of Telxius Telecom, S.A. (see Note 18)	150	—	—
Settlement of nominal value of gross debt hedging derivatives	153	209	575
Others	1,199	2,140	2,869
Proceeds on loans, borrowings and promissory notes (see Appendix V)	1,702	3,973	4,844
Repayments of debentures and bonds, and other debts	(3,653)	(4,654)	(6,687)
Syndicated loan of 2,500 million euros by Telefónica, S.A.	—	—	(550)
Syndicated loan of 750 million euros by Telefónica Germany GmbH	—	—	(700)
Amortization bilateral loans of Telefónica, S.A. (see Note 18)	(1,835)	(800)	—
Amortization of structured financing of Telefónica Europe B.V.	(1,500)	—	—
Settlement of nominal value of amortized debt hedging derivatives	(148)	(52)	(179)
Others	(2,873)	(3,188)	(5,282)
Repayments of loans, borrowings and promissory notes (see Appendix V)	(6,356)	(4,040)	(6,711)
Lease principal payments (Note 20)	(1,518)	—	—
Financed spectrum licenses payments (Note 21)	(59)	(44)	(329)
Payments for investments in spectrum use licenses financed without explicit interest (Notes 2 and 21)	(87)	—	—
Payments to suppliers with extended payment terms (Note 18)	(380)	(428)	(717)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(526)	(472)	(1,046)
(*) Data converted at the exchange rate at the end of each of the corresponding periods. The impact of the exchange rate with respect to the date of the transaction is included in the "Others" line within the same sub-heading.

Note 29. Other information
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
The contingencies arising from the litigation and commitments described below were evaluated (see Note 3.m) when the consolidated financial statements for the year ended December 31, 2019 were prepared. The provisions recorded in respect of the commitments taken as a whole are not material.
The following unresolved legal proceedings or those underway in 2019 are highlighted (see Note 25 for details of tax-related cases):
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
Claim of consumers association "FACUA" against Telefónica de España, S.A.U in connection with the increase of the price of Movistar Fusión
On September 5, 2016, notification was given to Telefónica de España of a claim filed against it by the consumers association ("FACUA"). Through such claim, the association exercised an action to protect consumers' and users' collective interests stipulated in articles 11 of the Civil Procedure Act (Ley de Enjuiciamiento Civil) and 24.1 of the Consumer and Users Protection Act (Ley General de Defensa de los Consumidores y Usuarios) on the basis of alleged disloyalty towards the consumers, arising from the raising of the prices of the product "Movistar Fusión" from May 5, 2015, by an amount of 5 euros per month. The claim contained a declaratory statement stating that disloyalty arose from misleading advertising regarding the price rise, and a prohibitory injunction requesting that Telefónica de España be ordered not to apply such price rise and to prohibit its future application to all customers who became customers of Movistar Fusión prior to May 5, 2015. It contained, as well, a third statement, requesting Telefónica de España to be condemned to repay the excess amounts collected as a result of the rise in prices to those customers who had chosen to maintain the service contracted, together with accrued interest on such amount.
The claim was filed for an undetermined amount, given the impossibility of determining a priori the total amount of the claim. On October 28, 2016, Telefónica de España filed its response.
On April 5, 2017, the Court ruled in favor of Telefónica de España, upholding the objection of unsuitable action and ordering the dismissal of the action. FACUA appealed that ruling.
On September 21, 2018, the Court of Appeals dismissed the appeal filed by FACUA, confirming the first instance resolution in favor of Telefónica. The ruling is final.
Decision by the High Court regarding the acquisition by Telefónica of shares in Český Telecom by way of a tender offer
Venten Management Limited ("Venten") and Lexburg Enterprises Limited ("Lexburg") were minority shareholders of Cesky Telecom. In September 2005, both companies sold their shares to Telefónica in a mandatory tender offer. Subsequently, Venten and Lexburg, in 2006 and 2009, respectively, filed actions against Telefónica claiming a higher price than the price for which they sold their shares in the mandatory tender offer.

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
On February 14, 2019, notification was given to Telefónica of the resolution of the Supreme Court which, based on the extraordinary appeal filed by Telefónica, abolished the decision of the High Court in Prague dated August 5, 2016 and remanded the case back to the High Court.
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
In general terms, the items in dispute were the amounts that TASA charged on behalf of Entel soon after having taken possession as a licensee of the telecom service (i.e., the consumptions charges for telecom services from prior customers of Entel, either billed or unbilled, but pending payment at the time of the privatization). Entel also challenged the commissions that TASA discounted to Entel in exchange for the service of collection of fees on behalf of Entel. Additionally, Entel also claimed several credits received by TASA, which allegedly belonged to Entel and had not been transferred to TASA in the privatization process.
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

On March 26, 2019, the Court of First Instance finally ruled to approve the liquidation that ENTEL had submitted for an amount of 1,689 million Argentine pesos (approximately 35 million euros). TASA appealed that ruling before the Court of Appeals.
Appeal against the resolution of ANATEL to sanction Telefônica Brasil for breaches of the Fixed Telephony Regulation
In May 2018, Telefónica filed a judicial action for annulment against a resolution issued by ANATEL (the National Telecommunications Agency of Brazil) in March 2018 concluding the PADO (“Processo Administrativo para Apuração de Descumprimento de Obrigações” or Administrative Process for Determination of Non-compliance with Obligations) investigating alleged infractions of the Fixed Telephony Regulation by Telefônica Brasil.
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
The fine imposed by ANATEL and appealed by Telefônica Brasil is approximately 211 million reals (approximately 48 million euros), which amounted to approximately 505 million reals after currency value updates and accrued interests as of December 31, 2019 (approximately 112 million euros).
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
As of the date of this financial statements, there has not been conciliation and the proceeding is following its normal course.
ICSID Arbitration Telefónica, S.A. vs. Republic of Colombia
In the local arbitration brought by Colombia against Colombia Telecomunicaciones (“ColTel”), on July 25, 2017, the local arbitration tribunal ordered ColTel to pay 470 million euros as economic compensation for the reversion of assets related to voice services in relation to the concession granted between 1994 and 2013.
On August 29, 2017, ColTel’s share capital was increased in order to make the payment ordered by the local arbitral award; Telefónica, S.A. contributed and disbursed an amount equivalent to 67.5% of the award’s amount (317 million euros) and the Colombian Government contributed an amount equivalent to the remaining 32.5% (153 million euros).
On February 1, 2018, Telefónica, S.A. filed a Request for Arbitration against Colombia at the International Centre for Settlement of Investment Disputes ("ICSID"), which was formally registered on February 20, 2018.
The ICSID Court was constituted on February 26, 2019, with José Emilio Nunes Pinto as President, Horacio A. Grigera Naón appointed by Telefónica, S.A., and Yves Derains appointed by Colombia.
Colombia filed Preliminary Objections on Jurisdiction on August 5, 2019. Telefónica, S.A. responded to Colombia’s objections in its Claimant’s Memorial on September 23, 2019, in which it also requested that Colombia pay compensation for damages caused to Telefónica, S.A.
On October 23, 2019, Colombia submitted its Complementary Objections on Jurisdiction as well as a request for Bifurcation, to which Telefónica, S.A. responded on November 29, 2019.
On January 24, 2020, the Court dismissed the request for Bifurcation presented by Colombia, ordering the continuation of the proceeding. A decision on the merits of Telefónica, S.A.’s claim is pending.

b) Other proceedings
The Group is currently cooperating with governmental authorities (and, where appropriate, conducting the relevant internal investigations) regarding requests for information potentially related, directly or indirectly to possible violations of applicable anti-corruption laws. Telefónica believes that, considering the size of the Group, any potential penalty as a result of matters relating to those specific information requests would not materially affect the Group's financial condition.
c) Commitments

Agreement related to the Sale of Customer Relationship Management (“CRM”) Business, Atento
As a result of the sale agreement of Atento by Telefónica, announced on October 12, 2012, and ratified on December 12, 2012, both companies signed a Master Service Agreement which regulates Atento’s relationship with the Telefónica Group as a service provider for a period of nine years and which has been amended on May 16, 2014, on November 8, 2016, on May 11, 2018 and on November 28, 2019. This period was extended only for Spain and Brazil in November 2016, for two additional years until 2023.
By virtue of this agreement, Atento became Telefónica’s preferred Contact Center and Customer Relationship Management (“CRM”) service provider, stipulating annual commitments in terms of turnover which is updated based on inflation and deflation that vary from country to country, pursuant to the volume of services Atento has been providing to the entire Group. Effective January 1, 2017, the minimum volume commitments that Telefónica must comply with have significantly decreased for Brazil and Spain. Additionally, from January 1, 2019 a new reduction of the minimum commitment has been agreed, in this case only for Spain.
Failure to meet the annual turnover commitments in principle results in the obligation to the counterparty, to pay additional amounts, which would be calculated based on the difference between the actual amount of turnover and the predetermined commitment, applying a percentage based on the Contact Center’s business margin to the final calculation.
Notwithstanding the above, as a consequence of the amendment signed with the Atento Group on May 11, 2018, from January 1, 2018 the payment obligation for failure to meet the annual turnover commitment continues to be calculated every year but will only be liquidated upon termination of the agreement. Such payment will only be due if the balance is in favor of Atento after adding certain amounts agreed between the parties and deducting an annual percentage of the Atento Group’s sales to the Telefónica Group.
The Master Agreement sets forth a reciprocal arrangement, whereby Atento assumes similar commitments to subscribe certain telecommunications services from Telefónica.
Investment Framework Agreement between the shareholders of Colombia Telecomunicaciones, S.A. ESP - Sale of shares
Pursuant to amendment nº 2 of the Framework Investment Agreement executed as of September 21, 2017, after the closing of the merger between Colombia Telecomunicaciones, S.A. ESP and Telefónica Móviles Colombia, S.A., the Colombian Government could, at any time, offer to Telefónica all or part of the shares it holds in the company, the latter being obliged to acquire them, (directly or via one of its subsidiaries) in the event that the increase in Colombia Telecomunicaciones, S.A. ESP's EBITDA (CAGR) is less than 5.75% in the measurement periods, and provided that during the twelve (12) months following the ordinary shareholders’ meetings during which the measurement was made, at least one of the following occurs: 1) Colombia Telecomunicaciones S.A. ESP has paid a brand fee or any other type of payment to the Strategic Partner for the use of its brands; or 2) Colombia Telecomunicaciones S.A. ESP orders and/or pays dividends with the favorable vote of the Strategic Partner. This right expired on March 22, 2019.
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
The period of validity of the Nation's shares sale program was one year since July 13, 2018. The Nation could extend the period one additional year, besides it could suspend or terminate in advance. The Nation did not extend the period of the sale program.
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
Commitments derived from the agreements reached for the acquisition of football (soccer) related rights between Telefónica (through its affiliate Telefónica Audiovisual Digital, S.L.U.) and La Liga/Mediapro
On June 25, 2018, Telefónica was provisionally awarded with the broadcasting rights for all football (soccer) matches of the Spanish First Division Football League National Championship in the residential subscribers market for exploitation on pay television for the 2019-2022 cycle (packages 4 and 5 of the auction called by the Professional Football League). The definitive agreements were signed on July 5.
The award was granted for a total amount of 2,940 million euros, at an identical price of 980 million euros for each of the three seasons, which represents a slight decrease compared to the last season of the previous cycle. Telefónica, as the operator of these broadcasting rights for the 2019-2022 cycle, has the right to decide, design and develop the broadcasting contents, which carry the Movistar hallmark for the 2019-2020 season.
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
On January 11, 2019 the definitive agreement on such broadcasting rights was signed.
Agreement for the sale of Telefónica El Salvador
On January 24, 2019, Telefónica Centroamérica Inversiones, S.L. (a subsidiary of Telefónica 60% of which is owned, directly or indirectly, by Telefónica and 40% of which is owned, directly or indirectly, by Corporación Multi Inversiones, S.A.) reached an agreement with América Móvil, S.A.B de C.V. for the sale of 99.3% of Telefónica Móviles El Salvador, S.A., a company providing fixed and mobile communications services in El Salvador, for an amount (enterprise value) of 315 million dollars, approximately 277 million euros as of the date of the agreement.
The closing of the transaction is subject to the pertinent regulatory approvals. As of the date of these consolidated financial statements, such conditions have not been met.
Agreement for the sale of Telefónica de Costa Rica
On February 20, 2019, Telefónica, S.A. reached an agreement with Millicom International Cellular, S.A. for the sale of 100% of Telefónica de Costa Rica TC, S.A., a company that provides fixed and mobile communication services in Costa Rica, for an amount (enterprise value) of 570 million dollars, approximately 503 million euros at the exchange rate as of the date of the agreement.
The closing of the transaction is subject to the pertinent regulatory approvals. As of the date of these consolidated financial statements, such conditions have not been met.
Agreement for the acquisition of a 50% stake in Prosegur’s alarm business in Spain
On September 17, 2019 Telefónica, S.A. reached an agreement with Prosegur Compañía de Seguridad, S.A. (“Prosegur”) for the acquisition of a 50% stake in Prosegur's alarm business in Spain, with the objective of developing said business through the combination of the complementary capabilities of both companies.
The transaction represents a valuation of 50% of Prosegur’s alarm business in Spain of 300 million euros, subject to certain adjustments based on debt, working capital and existing customers at the time of the closing of the transaction, which is expected to occur in the coming weeks. Telefónica has the option to pay the price, in whole or in part, in treasury shares.
Wholesale Access Services Agreement with AT&T Mexico
On November 21, 2019, Pegaso PCS, S.A. de C.V. (“Telefónica Mexico”) and AT&T Comunicaciones Digitales, S. de R.L. de C.V. (“AT&T Mexico”) entered into a Wholesale Access Services Agreement (“Wholesale Agreement”), under which AT&T Mexico will provide wholesale wireless access to Telefónica Mexico on 3G, 4G and any other future technology available on Mexico.
The Wholesale Agreement has a minimum duration of eight years, renewable for additional consecutive periods of three years. Such Wholesale Agreement establishes a gradual migration of Telefónica Mexico’s traffic to AT&T Mexico's access network over the first three years of the agreement.

As such migration is carried out, Telefónica México’s wireless access infrastructure will be turned off and, consequently, Telefonica México will no longer use the licensed spectrum which it has used in the past to operate its network.
The new operating model of Telefónica Mexico is expected to generate operational and financial efficiencies with an estimated annual positive impact on cash flow of around 230 million euros from year three, and an estimated reduction in net debt of around 500 million euros.
Agreement to share network infrastructure between Telefônica Brasil (VIVO) and TIM.
On December 19, 2019 Telefônica Brasil S.A. and TIM S.A. executed two agreements for the share of 2G, 3G and 4G mobile network infrastructure. Both companies reiterate that they will preserve their commercial and customer management autonomy, regardless of any infrastructure sharing agreement.
The agreements cover the following matters:

1.
Consolidation of a unique 2G technology network: to be implemented in areas where both operators are present, so that the operator reminiscent will provide 2G mobile connectivity services to the Vivo and TIM customer base, resulting in the disconnection of overlapping sites and therefore achieving cost reduction and the optimization of spectrum use.

2.
Single Grid: covering only cities with less than 30 thousand inhabitants with the aim of creating a single network of 4G and 3G in cities where only one operator is present (coverage expansion) and where both already provide services (network consolidation).

Both agreements are subject to the prior approval by the Telecommunications and Competition regulatory authorities ("Agência Nacional de Telecomunicações” - ANATEL and “Conselho Administrativo de Defesa Económica” - CADE).
Contracts for the provision of IT services with Nabiax
As described in Note 2, on May 8, 2019, Telefónica, S.A. signed an agreement for the sale of a portfolio of eleven Data Centers to a company controlled by Asterion Industrial Partners SGEIC, SA. (currently, Nabiax, S.A.).
At the same time as this sale, agreements were entered into with Nabiax to provide IT services to Telefónica Group, allowing Telefónica to continue providing IT services to its customers, in accordance with its previous commitments. Such service provision agreements have an initial term of ten years and include minimum consumption commitments in terms of capacity. These commitments are consistent with the Group's expected consumption volumes, while prices are subject to review mechanisms based on inflation and market reality.
d) Environmental matters
We have a global environmental strategy and act at different levels in alignment with our business strategy. The environment is a central issue throughout the Company, involving the areas of operations and management, as well as business and innovation.
Environmental strategy is the responsibility of the Board of Directors, which approves the global environmental policy and objectives, within the framework of our Responsible Business Plan. The carbon reduction targets are part of the variable remuneration of all of the Company's employees, including the Board of Directors. Environment has become a strategic axis for the company.
In late 2018 we announced the Telefónica Sustainable Financing Framework (Telefónica SDG Framework. November 2018) whereby the company issued the first Green Bond of the sector worldwide in early 2019. The environment has become a strategic issue for the Company.
The 2019 Green Bond, for an amount of 1,000 million euros and a five-year term (see Appendix III), was invested in by more than 310 investors. The funds obtained will be used to finance projects aimed at increasing the Company’s energy efficiency through the process of transforming copper into fiber optic in Spain and can be used, in any case, for existing initiatives (no older than three years) and for future projects.
The hybrid 2020 Green Bond was launched on January (see Note 31) for an amount of 500 million euros and without expiry date. The bond had four times more subscriptions and includes the lowest hybrid coupon in Telefónica's history. The funds obtained will be used to finance projects aimed at increasing the Company’s energy efficiency through the process of transforming copper into fiber optic and to improve renewable energies self-generation. Therefore it contributes to the decarbonization Telefónica's strategy and its new objectives, aligned to the biggest ambition of helping to avoid the global temperature increases 1.5ºC.
e) Auditors’ fees
The services commissioned to the auditors meet the independence requirements stipulated by the Spanish Audit Law 22/2015, July 20, the US SEC rules and the Public Company Accounting Oversight Board (PCAOB).
The expenses accrued by the Group, in respect of the fees for services rendered to the various member firms of the PwC network, of which PricewaterhouseCoopers Auditores, S.L. ("PwC Auditores, S.L."), the auditors of Telefónica, S.A. , forms part, amounted to 18.72 million euros and 19.11 million euros in 2019 and 2018, respectively.
The detail of these amounts is as follows:

	2019			2018
Millions of euros	PwC Auditores, S.L.	Other PwC	Total	PwC Auditores, S.L.	Other PwC	Total
Audit services	6.92	10.62	17.54	6.98	11.06	18.04
Audit-related services	0.73	0.45	1.18	0.78	0.29	1.07
Tax services	—	—	—	—	—	—
All other services (consulting, advisory, etc.)	—	—	—	—	—	—
Total	7.65	11.07	18.72	7.76	11.35	19.11
Audit services includes audit fees of Telefónica, S.A. individual and consolidated financial statements and its subsidiaries, as well as reviews of interim financial statements. These Audit services also incorporate the integrated audits of the financial statements for the annual report Form 20-F to file with the US SEC for those entities currently required including, therefore, the internal control audit over the financial information to comply with the requirements of the Sarbanes-Oxley 2002 Act (Section 404). Also includes audit work related with legal and regulatory requirements that the auditor must necessarily perform in their function.
Audit-related services: services related to the review of the information required by regulatory authorities, agreed financial reporting procedures not requested by legal or regulatory bodies, the issuance of comfort letters, the report on the information relating to the system of internal control over financial reporting (ICFR), review of Corporate Social Responsibility Reports issued in the Group and Telefónica, S.A.’s limited verification Statement of Non-Financial Information - Efficiency and Trust.
During the years 2019 and 2018, the Principal Auditor has not performed Tax Services or any All other services, other than the Audit services or the Audit-related services in the Group.
PwC Auditores, S.L., has provided the following services to the Group during the years 2019 and 2018 the individual and consolidated financial statements audit, reviews of interim financial statements, the integrated audit of the financial statements for the annual report Form 20-F to file with the US SEC, the internal control audit over the financial information to comply with the requirements of the Sarbanes-Oxley 2002 Act (Section 404), the issuance of comfort letters, agreed financial reporting procedures, the review of Corporate Social Responsibility Reports and the limited verification report of Non-Financial Information Statement- Efficiency and Trust.
Other Audit Firms other than those integrated in the international PwC network, have provided services to the Group, the total amounted to 13.97 million euros in 2019 (22.14 million euros in 2018), the detail of the audit services corresponds to 0.36 million euros in the year 2019 (0.35 million euros in 2018).
f) Trade and other guarantees
The Company is required to issue trade guarantees and deposits for concession and spectrum tender bids (see Note 19) and in the ordinary course of its business. No significant additional liabilities in the accompanying consolidated financial statements are expected to arise from guarantees and deposits issued.

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
In accordance with the foregoing, the shareholders acting at the Ordinary General Shareholders’ Meeting held on April 11, 2003 set at 6 million euros the maximum amount of annual gross compensation to be received by the Board of Directors as a fixed allotment and as attendance fees for attending the meetings of the Advisory or Control Committees of the Board of Directors. Thus, as regards fiscal year 2019, the total amount of compensation accrued by the Directors of Telefónica, in their capacity as such, was 2,874,401 euros for the fixed allocation and for attendance fees.
The compensation of the Directors of Telefónica in their capacity as members of the Board of Directors, of the Executive Commission and/or of the Advisory or Control Committees consists of a fixed amount payable monthly and of attendance fees for attending the meetings of the Advisory or Control Committees.
Set forth below are the amounts established in fiscal year 2019 as fixed amounts for belonging to the Board of Directors, the Executive Commission and the Advisory or Control Committees of Telefónica and the attendance fees for attending meetings of the Advisory or Control Committees of the Board of Directors:
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

In this regard, it is noted that the current Executive Chairman, Mr. José María Álvarez-Pallete López, waived the receipt of the above amounts (i.e., 240,000 euros as Chairman of the Board of Directors and 80,000 euros as Chairman of the Executive Commission).
Likewise, the fixed remuneration of 1,923,100 euros established for the 2020 financial year related to executive roles carried out by Executive Chairman, Mr. José María Álvarez-Pallete López is equal to that received in the previous four years (i.e. 2019, 2018, 2017 and 2016), which was set in his capacity as Chief Operating Officer, remaining invariably after his appointment as Chairman in 2016. This compensation is a 13.8% lower to the compensation established for the position of Executive Chairman prior to his appointment as such.
The fixed remuneration, for his executive roles, of 1,600,000 euros that the Chief Operating Officer (C.O.O.), Mr. Ángel Vilá Boix, has established for the 2020 financial year is equal to the one received in the year 2019.
Individualized description
Appendix II provides an individual breakdown by item of the compensation and benefits that the members of the Board of Directors and of the Senior Management of the Company have accrued and/or received from Telefónica, S.A. and from other companies of the Telefónica Group during fiscal year 2019. Likewise, the compensation and benefits accrued and/or received, during such year, by the members of the Company's Senior Management are broken down.

Note 30. Operations classified as held for sale
The breakdown of non-current assets classified as held for sale and liabilities associated at December 31, 2019 and December 1, 2018 is as follows:

2019
Millions of euros	Non-current assets as held for sale	Liabilities associated to non-current assets as held for sale
Telefónica Móviles El Salvador	327	136
Telefónica de Costa Rica	439	244
Other assets	52	—
Total	818	380

2018
Millions of euros	Non-current assets as held for sale	Liabilities associated to non-current assets as held for sale
Antares	793	661
Telefónica Móviles Guatemala	376	105
Telefónica Móviles El Salvador	234	71
Other assets	89	—
Total	1,492	837
On January 24, 2019, Telefónica Centroamérica Inversiones, S.L. (60% of which is owned by Telefónica and 40% by Corporación Multi Inversiones) reached an agreement with América Móvil, S.A.B. of C.V. for the sale of the entire share capital of Telefónica Móviles Guatemala and 99.3% of Telefónica Móviles El Salvador. At December 31, 2019, the closing of the Telefónica El Salvador sale is pending approval by the competition authority while the closing of the sale of Telefónica Móviles Guatemala took place the same day (see Note 2).
On February 20, 2019 Telefónica reached an agreement for the sale of the entire share capital of Telefónica de Costa Rica, Telefónica Móviles Panamá and Telefonía Celular de Nicaragua. At December 31, 2019, the closing of the Telefónica de Costa Rica sale is pending approval by the competition authority. After obtaining the relevant regulatory approvals, the capital of Telefonía Celular de Nicaragua, S.A. and Telefónica Móviles Panamá, S.A. were transferred on May 16, 2019 and on August 29, 2019, respectively (see Note 2).
On November 8, 2018, Telefónica reached an agreement with Grupo Catalana Occidente for the sale of 100% of Antares, for a total amount of 161 million euros. At December 31, 2018, the assets corresponding to Antares were classified as non-current assets held for sale and the liabilities as liabilities associated with non-current assets classified as held for sale. On February 14, 2019, after obtaining the relevant regulatory approvals, the sale was concluded (see Note 2).

The breakdown of non-current assets classified as held for sale and liabilities associated of Telefónica de Costa Rica and Telefónica Móviles El Salvador at December 31, 2019 is as follows:

2019
Millions of euros	T. Costa Rica	T. El Salvador
Non-current assets	352	279
Intangible assets	72	34
Goodwill	—	63
Property, plant and equipment	100	124
Rights of use	139	53
Financial assets and other non-current assets	13	3
Deferred tax assets	28	2
Current assets	87	48
Inventories	9	4
Receivables and other current assets	61	31
Tax receivables	4	2
Other current financial assets	—	2
Cash and cash equivalents	13	9
Non-current liabilities	166	69
Non-current financial liabilities	—	13
Non-current lease liabilities	104	35
Payable and other non-current liabilities	—	1
Deferred tax liabilities	58	15
Non-current provisions	4	5
Current liabilities	78	67
Current financial liabilities	—	23
Current lease liabilities	19	11
Payables and other current liabilities	47	32
Tax payables	12	1
The breakdown of non-current assets classified as held for sale and liabilities associated of Antares, Telefónica Móviles Guatemala and Telefónica Móviles El Salvador at December 31, 2018 is as follows:

2018
Millions of euros	Antares	T. Guatemala	T. El Salvador
Non-current assets	635	326	184
Intangible assets	1	44	30
Goodwill	—	123	60
Property, plant and equipment	—	157	91
Financial assets and other non-current assets	634	2	2
Deferred tax assets	—	—	1
Current assets	158	50	50
Inventories	—	9	7
Receivables and other current assets	10	25	30
Tax receivables	—	9	3
Other current financial assets	52	—	2
Cash and cash equivalents	96	7	8
Non-current liabilities	656	45	11
Non-current financial liabilities	—	19	—
Payable and other non-current liabilities	—	—	1
Deferred tax liabilities	1	13	5
Non-current provisions	655	13	5
Current liabilities	5	60	60
Current financial liabilities	—	5	18
Payables and other current liabilities	4	52	39
Tax payables	—	3	3
Current provisions	1	—	—

Note 31. Events after the reporting period
The following events regarding the Telefónica Group took place between December 31, 2019 and the date of authorization for issue of the accompanying consolidated financial statements:

•	On January 14, 2020, Telefónica Germany GmbH & Co. OHG signed a second tranche of its loan with European investment bank for 150 million euros maturing maximum in 2029.

•	On January 20, 2020, Telefónica Emisiones, S.A.U. redeemed 1,200 million euros of its notes issued on October 19, 2012. These notes were guaranteed by Telefónica, S.A.

•
On February 3, 2020, Telefónica Emisiones, S.A.U., under its Guarantee Euro Program for the Issuance of Debt Instruments (EMTN Program), issued notes in the Euro market, guaranteed by Telefónica, S.A. amounting to 1,000 million euros. These issuances are due on February 3, 2030, with an annual coupon of 0.664% and are issued at par (100%).

•	In February 2020, Telefónica Europe, B.V. announced several transactions on its hybrid capital:

◦
(a) a new issue amounting to 500 million euros, guaranteed by Telefónica, S.A. The net proceeds of the new issue will be allocated towards eligible green investments, mainly energy efficiency in the network transformation from copper to fiber optic in Spain and also self-generation of renewable energy. The settlement took place on February 5, 2020;

◦
(b) a tender offer on two hybrid instruments, one denominated in pounds sterling and one in euros, with first call dates in November 2020 and September 2021, respectively. Telefónica Europe, B.V. accepted the purchase in cash of any and all of the tendered securities in an aggregate principal amount of 128 million pounds sterling and 232 million euros, respectively. The tender offer settled on February 6, 2020;

◦
(c) following the settlement of the offer and subsequent cancellation of the repurchased securities, announced on February 11, 2020 the exercise of the early redemption option with respect to both instruments, according to their respective terms and conditions, for the remaining outstanding securities (112 million euros equivalent); and

◦	(d) on February 13, 2020 announced the exercise of the redemption option with respect to the 244 million euros outstanding securities issued in March 2014.

•	On February 17, 2020, Colombia Telecomunicaciones, S.A. ESP announced the exercise of the redemption option with respect to the 500 million U.S. dollars outstanding securities issued in March 2015.

Appendix I: Scope of consolidation
The main Companies of the Telefónica Group
The table below lists the main companies comprising the Telefónica Group at December 31, 2019 and the main investments consolidated using the equity method.
Included for each company are the company name, corporate purpose, country, functional currency, share capital (in millions of functional currency units), the Telefónica Group’s effective shareholding and the company or companies through which the Group holds a stake.
Parent Company
Telefónica, S.A.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica Spain
Telefónica de España, S.A.U. Telecommunications service provider	Spain	EUR	1,024	100%	Telefónica, S.A.
Telefónica Móviles España, S.A.U. Wireless communications services provider	Spain	EUR	209	100%	Telefónica, S.A.
Acens Technologies, S.L. Holding, housing and telecommunications solutions Service provider	Spain	EUR	23	100%	Telefónica de España, S.A.U.
Teleinformática y Comunicaciones, S.A.U. (Telyco) Promotion, marketing and distribution of telephone and telematic equipment and services	Spain	EUR	8	100%	Telefónica de España, S.A.U.
Telefónica Soluciones de Informática y Com. de España S.A.U. Telecommunications systems, networks and infrastructure engineering	Spain	EUR	2	100%	Telefónica de España, S.A.U.
Telefónica Soluciones de Outsourcing, S.A. Promotion and networks management	Spain	EUR	1	100%	Telefónica Soluciones de Informática y Com. de España S.A.U.
Telefónica Servicios Integrales de Distribución S.A.U. Logistic service provider	Spain	EUR	2	100%	Telefónica de España, S.A.U.
DTS Distribuidora de Televisión Digital, S.A. Broacasting satellite TV signal transmission and linkage services	Spain	EUR	80	100%	Telefónica de España, S.A.U.
Telefónica de Contenidos, S.A.U. Organization and operation of multimedia service-related business	Spain	EUR	226	100%	Telefónica, S.A.
Telefónica Servicios Audiovisuales, S.A.U. Provision of all type of audiovisual telecommunications services	Spain	EUR	6	100%	Telefónica de Contenidos, S.A.U.
Telefónica Broadcast Services, S.L.U. DSNG-based transmission and operation services	Spain	EUR	—	100%	Telefónica Servicios Audiovisuales, S.A.U.
Telefónica Audiovisual Digital, S.L.U. Provision of all type of audiovisual telecommunications services	Spain	EUR	46	100%	Telefónica de Contenidos, S.A.U.
Compañía Independiente de Televisión, S.L. Provision of all type of audiovisual telecommunications services	Spain	EUR	1	100%	Telefónica Audiovisual Digital, S.L.U.
Telefónica United Kingdom
Telefónica O2 Holdings Ltd. Holding company	UK	GBP	9	100%	Telefónica, S.A. (99.99%) Telefónica Capital S.A. (0.01%)
MmO2 plc Holding company	UK	GBP	20	100%	O2 Secretaries Ltd. (0.1%) Telefónica O2 Holding Ltd. (99.9%)
O2 Holdings Ltd Holding company	UK	GBP	12	100%	Telefónica O2 Holding Ltd.
Telefónica United Kingdom Ltd. Wireless communications	UK	GBP	10	100%	O2 Holdings Ltd.
Giffgaff Ltd Wireless communications services provider	UK	GBP	—	100%	Telefónica United Kingdom Ltd.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica United Kingdom (cont.)
O2 Networks Ltd. Holding company	UK	GBP	—	100%	O2 Holdings Ltd.
Cornerstone Telecomunications Network sharing	UK	GBP	—	50%	O2 Networks Ltd. (40%) O2 Cedar Ltd (10%)
Telefónica Germany
Telefónica Deutschland Holding A.G Holding company	Germany	EUR	2,975	69.22%	Telefónica Germany Holdings Limited
Telefónica Germany GmbH & Co. OHG Wireless communications services operator	Germany	EUR	51	69.22%	Telefónica Deutschland Holding A.G (69.21%) T. Germany Management, GmbH (0.01%)
E-Plus Services GmbH Wireless communications services operator	Germany	EUR	—	69.22%	Telefónica Germany GmbH & Co. OHG
Telefónica Germany Next GmbH Technological and consulting services in Big Data provider	Germany	EUR	—	69.22%	Telefónica Germany GmbH & Co. OHG
O2 Telefónica Deutschland Finanzierungs GmbH Integrated cash management, consulting and financial support for Group companies	Germany	EUR	—	69.22%	Telefónica Germany GmbH & Co. OHG
Minodes GmbH Technological and consulting services in Big Data provider	Germany	EUR	—	69.22%	Telefónica Germany Next Gmbh
Telefónica Brasil
Telefônica Brasil, S.A. Wireline telephony operator	Brazil	BRL	63,571	73.68%	Telefónica Latinoamérica Holding, S.L. (24.18%) Telefónica, S.A. (29.77%) Sao Paulo Telecomunicaçoes Participaçoes, Ltda. (19.67%) Telefónica Chile, S.A. (0.06%)
Terra Networks Brasil, S.A. ISP and portal	Brazil	BRL	—	73.68%	Telefônica Brasil, S.A.
Telefónica Hispam Norte
Telefónica Venezolana, C.A. Wireless communications operator	Venezuela	VES	603,582	100%	Latin America Cellular Holdings, S.L. (97.36%) Comtel Comunicaciones Telefónicas, S.A. (2.56%) Telefónica, S.A. (0.08%)
Colombia Telecomunicaciones, S.A. ESP Communications services operator	Colombia	COP	3,410	67.50%	Telefónica Latinoamérica Holding, S.L. (51.52%) Latin American Cellular Holdings, S.L. (8.08%) Telefónica, S.A. (7.90%)
Empresa de Telecomunicaciones de Bucaramanga S.A. E.S.P Communications services operator	Colombia	COP	83,191	67.49%	Colombia Telecomunicaciones, S.A. ESP (37.79%) Metropolitana de Telecomunicaciones S.A E.S.P (29.70%)
Metropolitana de Telecomunicaciones S.A E.S.P Communications services operator	Colombia	COP	50,212	67.48%	Colombia Telecomunicaciones, S.A. ESP (38.75%) Empresa de Telecomunicaciones de Bucaramanga S.A. E.S.P (28.73%)
Operaciones Tecnológicas y Comerciales S.A.S Communications services operator	Colombia	COP	2,330	67.49%	Empresa de Telecomunicaciones de Bucaramanga S.A. E.S.P (27.00%) Metropolitana de Telecomunicaciones S.A E.S.P (40.49%)
Telefónica Móviles México, S.A. de C.V. Holding Company	Mexico	MXN	119,701	100%	Telefónica, S.A.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica Hispam Norte (Cont.)
Telefónica Centroamérica Inversiones ,S.L. Communications services provider	Spain	EUR	1	60%	Telefónica, S.A.
Otecel, S.A. Wireless communications services provider	Ecuador	USD	183	100%	Telefónica Latinoamérica Holding, S.L.
Telefónica Hispam Sur
Telefónica de Argentina, S.A. Telecommunications service provider	Argentina	ARS	36,263	100%	Telefónica Móviles Argentina, S.A. (83.45%) Telefónica Latinoamérica Holding, S.L. (14.61%) Telefónica, S.A. (1.27%) Telefónica International Holding, B.V. (0.67%)
Telefónica Móviles Argentina, S.A. Telecommunications service provider	Argentina	ARS	6,795	100%	Telefónica, S.A. (73.20%) Telefónica Latinoamérica Holding, S.L. (25.28%) Telefónica International Holding, B.V. (1.52%)
Telefónica Móviles Chile, S.A. Wireless communications services operator	Chile	CLP	1,329,872	100%	Inversiones Telefónica Internacional Holding, S.A. (98.93%) Telefónica, S.A. (1.07%)
Telefónica Chile, S.A. Local and international long distance telephony services provider	Chile	CLP	569,773	99.14%	Telefónica Móviles Chile, S.A.
Telefónica del Perú, S.A.A. Local, domestic and international long distance telephone service provider	Peru	PEN	2,954	98.57%	Telefónica Latinoamérica Holding, S.L. (50.22%) Latin American Cellular Holdings, S.L. (48.35%)
Telefónica Móviles del Uruguay, S.A. Wireless communications and services operator	Uruguay	UYU	1,107	100%	Telefónica Latinoamérica Holding, S.L.
Other Companies
O2 International Holdings Ltd. Holding company	UK	GBP	—	100%	O2 (Europe) Ltd.
O2 (Netherlands ) Holdings BV. Holding company	Netherlands	EUR	—	100%	O2 International Holdings Ltd.
Telefónica Germany Holdings Ltd. Holding company	UK	EUR	—	100%	O2 (Europe) Ltd.
O2 (Europe) Ltd. Holding company	UK	EUR	1,239	100%	Telefónica, S.A.
Telefónica International Holding, B.V Holding company	Netherlands	EUR	—	100%	Telefónica Latinoamérica Holding, S.L.
Telefónica Latinoamérica Holding, S.L. Holding company	Spain	EUR	237	100%	Telefónica, S.A.
Sao Paulo Telecomunicaçoes Participaçoes Ltda Holding company	Brazil	BRL	14,804	100%	Telefónica Latinoamérica Holding, S.L. (60.6%) Telefónica, S.A. (39.4%)
Pontel Participaciones, S.L. Holding company	Spain	EUR	—	83.35%	Telefónica, S.A.
Telxius Telecom, S.A. Telecommunications service provider	Spain	EUR	250	50.01%	Pontel Participaciones, S.L.
Inmosites, S.A.U. Purchase and rental of real estate related to the telecommunications infrastructure business	Spain	EUR	7	50.01%	Telxius Telecom, S.A.
Telxius Cable América, S.A. Provision of high bandwidth communications services	Uruguay	USD	507	50.01%	Telxius Telecom, S.A.
Telxius Cable España, S.L.U. Establishment and operation of any kind of communications infrastructure and/or network	Spain	EUR	5	50.01%	Telxius Telecom, S.A.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other Companies (Cont.)
Telxius Cable República Dominicana, S.A.S. Telecommunications service provider	Republica Dominicana	USD	3	50.01%	Telxius Cable América, S.A. (49.51%) Telxius Cable España, S.L.U. (0.50%)
Telxius Cable Argentina, S.A. Operation and deployment of telecommunications infraestructure	Argentina	USD	78	50.01%	Telxius Cable América, S.A. (49.98%) Telxius Cable España, S.L.U. (0.03%)
Telxius Cable Panamá, S.A. Installation and operation of telecommunications networks for wholesalers	Panama	USD	17	50.01%	Telxius Cable América, S.A.
Telxius Cable Puerto Rico, Inc. High capacity optical fibre network communications services	Puerto Rico	USD	24	50.01%	Telxius Cable América, S.A.
Telxius Cable USA, Inc. High bandwidth communications services	US	USD	58	50.01%	Telxius Cable América, S.A.
Telxius Cable Ecuador, S.A. Sale of usage of data transmission capacity via an underwater optical fibre network	Ecuador	USD	5	50.01%	Telxius Cable América, S.A. (50%) Telxius Cable Perú, S.A.C. (0.01%)
Telxius Cable Chile, S.A. Involvement in businesses related to public or private telecommunications services	Chile	USD	37	50.01%	Telxius Cable América, S.A.
Telxius Cable Guatemala, S.A. Installation and operation of telecommunications networks for wholesalers	Guatemala	USD	24	50.01%	Telxius Cable América, S.A.
Telxius Cable Perú, S.A.C. Involvement in the operation and deployment of international telecommunications services via underwater cables and others means	Peru	USD	20	50.01%	Telxius Cable América, S.A.
Telxius Cable Colombia, S.A. Supply of data transmission capacity via underwater cable system	Colombia	USD	4	50.01%	Telxius Cable América, S.A. (47.50%) Telxius Cable Chile, S.A. (0.83%) Telxius Cable Perú, S.A.C. (0.84%) Telxius Cable Guatemala, S.A. (0.83%) Telxius Cable Argentina, S.A. (0.01%)
Telxius Cable Brasil Participaçoes, Ltda. Holding company	Brazil	USD	62	50.01%	Telxius Cable América, S.A.
Telxius Cable Brasil, Ltda. Operation and deployment of telecommunications infrastructure	Brazil	USD	74	50.01%	Telxius Cable Brasil Participaçoes, Ltda.
Telxius Cable Bolivia, S.A. Establishment and operation of any kind of communications infrastructure and/or network	Bolivia	USD	5	50.01%	Telxius Cable América, S.A. (49.01%) Telxius Cable España, S.L.U. (0.5%) Telxius Cable Argentina, S.A. (0.5%)
Telxius Torres Latam, S.L.U. Establishment and operation of any kind of communications infrastructure and/or network	Spain	EUR	8	50.01%	Telxius Telecom, S.A.
Telxius Torres España, S.L.U. Establishment and operation of any kind of communications infrastructure and/or network	Spain	EUR	10	50.01%	Telxius Telecom, S.A.
Telxius Towers Germany, Gmbh. Telecommunications service provider	Germany	EUR	—	50.01%	Telxius Telecom, S.A.
Telxius Torres Perú S.A.C. Telecommunications service provider	Peru	PEN	104	50.01%	Telxius Torres Latam, S.L.U.
Telxius Torres Chile Holding, S.A. Holding company	Chile	EUR	8	50.01%	Telxius Torres Latam, S.L.U. (50%) Telxius Torres España, S.L.U. (0.01%)
Telxius Torres Chile, S.A. Telecommunications service provider	Chile	CLP	23,594	50.01%	Telxius Torres Chile Holding, S.A.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other Companies (Cont.)
Telxius Torres Brasil, Ltda. Telecommunications service provider	Brazil	BRL	764	50.01%	Telxius Torres Latam, S.L.U.
Telxius Torres Argentina, S.A. Telecommunications service provider	Argentina	ARS	1,549	50.01%	Telxius Torres Latam, S.L.U. (47.51%) Telxius Telecom, S.A. (2.50%)
Latin American Cellular Holdings, S.L. Holding company	Spain	EUR	—	100%	Telefónica Latinoamérica Holding, S.L.
Telefónica International Wholesale Services II, S.L. International services provider	Spain	EUR	1	100%	Telefónica, S.A.
Telefónica USA, Inc. Telecommunications services provider	US	USD	202	100%	Telefónica International Wholesale Services II, S.L.
Telefónica International Wholesale Services México, S.A. Telecommunications research activities and proyects	Mexico	MXN	31	100%	Telefónica International Wholesale Services II, S.L.
Telefónica Digital España, S.L. Developer Telco Services Holding Company	Spain	EUR	26	100%	Telefónica, S.A
Telefónica Open Future , S.L Developer Telco Services	Spain	EUR	4	100%	Telefónica Digital España, S.L.
Telefónica Digital Ltd. Developer Telco Services	UK	GBP	58	100%	Telefónica Digital España, S.L.
Wayra Investigación y Desarrollo S.L. Talent identification and development in ICT.	Spain	EUR	2	100%	Telefónica Digital España, S.L.
Wayra Chile Tecnología e Innovación Limitada Technological innovation based business project development	Chile	CLP	29,899	100%	Wayra Investigacion y Desarrollo, S.L.
Wayra Brasil Aceleradora de Projetos Ltda. Technological innovation based business project development	Brazil	BRL	49	100%	Wayra Investigación y Desarrollo S.L.
WY Telecom, S.A. de C.V. Talent identification and development in ICT	Mexico	MXN	173	100%	Wayra Investigacion y Desarrollo, S.L.
Wayra Argentina, S.A. Talent identification and development in ICT	Argentina	ARS	282	100%	Wayra Investigacion y Desarrollo, S.L. (95%) Telefónica Latinoamérica Holding, S.L (5%)
Wayra Colombia, S.A.S. Technological innovation based business project development	Colombia	COP	2,088	100%	Wayra Investigacion y Desarrollo, S.L.
Proyecto Wayra, C.A. Commercial, industrial and mercantile activities	Venezuela	VES	5,138	100%	Telefónica Venezolana, C.A.
Wayra Perú Aceleradora de Proyectos, S.A.C. Technological innovation based business project development	Peru	PEN	27	100%	Wayra Investigacion y Desarrollo, S.L.
Wayra UK Ltd. Technological innovation based business project development	UK	GBP	—	100%	Wayra Investigacion y Desarrollo, S.L.
Terra Networks Perú, S.A. ISP and portal	Peru	PEN	10	100%	Telefónica Latinoamérica Holding, S.L.
Terra Networks Argentina, S.A. ISP and portal	Argentina	ARS	11	100%	Telefónica Latinoamérica Holding, S.L. (99.99%) Telefónica International Holding, B.V. (0.01%)
Terra Networks México, S.A. de C.V. ISP, portal and real-time financial information services	Mexico	MXN	305	100%	Terra Networks Mexico Holding, S.A. de C.V.
Telfisa Global, B.V. Integrated cash management, consulting and financial support for Group companies	Netherlands	EUR	—	100%	Telefónica, S.A.
Telefónica Global Activities Holding, B.V. Holding Company	Netherlands	EUR	—	100%	Telfisa Global, B.V.
Telefónica Global Services, GmbH Purchasing services	Germany	EUR	—	100%	Group 3G UMTS Holding, GmbH
Telefónica Global Roaming, GmbH Optimization of network traffic	Germany	EUR	—	100%	Telefónica Global Services, GmbH
Group 3G UMTS Holding GmbH Holding Company	Germany	EUR	250	100%	Telefónica Global Activities Holdings, B.V

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other Companies (Cont.)
Telefónica Compras Electrónicas, S.L. Development and provision of information Society services	Spain	EUR	—	100%	Telefónica Global Services, GmbH
Telefónica On The Spot Services, S.A.U. Provision of telemarketing services	Spain	EUR	1	100%	Telefónica de Contenidos, S.A.U.
Telefónica Educación Digital, S.L. Vertical e-learning portal	Spain	EUR	1	100%	Telefónica Digital España, S.L.
Telfin Ireland Ltd. Intragroup financing	Ireland	EUR	—	100%	Telefónica, S.A.
Telefónica Ingeniería de Seguridad, S.A.U. Security services and systems	Spain	EUR	13	100%	Telefónica, S.A.
Telefônica Infraestructura e Segurança Brasil Ltda. Security services and systems	Brazil	BRL	—	100%	Terra Networks Brasil, S.A.
Telefónica Capital, S.A.U. Finance company	Spain	EUR	7	100%	Telefónica, S.A.
Lotca Servicios Integrales, S.L. Aircraft ownership and operation	Spain	EUR	17	100%	Telefónica, S.A.
Fonditel Pensiones, Entidad Gestora de Fondos de Pensiones, S.A Administration of pension funds	Spain	EUR	16	70%	Telefónica Capital, S.A.
Fonditel Gestión, Soc. Gestora de Instituciones de Inversión Colectiva, S.A. Administration and representation of collective investment schemes	Spain	EUR	2	100%	Telefónica Capital, S.A.
Telefónica Investigación y Desarrollo, S.A.U. Telecommunications research activities and projects	Spain	EUR	7	100%	Telefónica, S.A.
Media Networks Latin America, S.A.C Telecommunications research activities and proyects	Peru	USD	91	100%	Telefónica Latinoamérica Holding, S.L.
Telefónica Luxembourg Holding, S.à.r.L. Holding company	Luxembourg	EUR	3	100%	Telefónica, S.A.
Casiopea Reaseguradora, S.A. Reinsurance	Luxembourg	EUR	4	100%	Telefónica Luxembourg Holding, S.à.r.L.
Nova Casiopea RE S.A. Reinsurance	Luxembourg	EUR	15	100%	Telefónica Luxembourg Holding, S.à.r.L.
Telefónica Insurance, S.A. Direct insurance transactions	Luxembourg	EUR	23	100%	Telefónica Luxembourg Holding, S.à.r.L.
Telefónica Finanzas, S.A.U. Integrated cash management, consulting and financial support for Group companies	Spain	EUR	3	100%	Telefónica, S.A.
Pléyade Peninsular, Correduría de Seguros y Reaseguros del Grupo Telefónica, S.A. Distribution, promotion or preparation of insurance contracts	Spain	EUR	—	100%	Telefónica Finanzas, S.A.U. (TELFISA) (83.33%) Telefónica, S.A. (16.67%)
Fisatel Mexico, S.A. de C.V. Integrated cash mangement, consulting and financial support for Group companies	Mexico	MXN	3,505	100%	Telefónica, S.A.
Telefónica Europe, B.V. Fund raising in capital markets	Netherlands	EUR	—	100%	Telefónica, S.A.
Telefónica Participaciones, S.A.U. Financial debt instrument issuer	Spain	EUR	—	100%	Telefónica, S.A.
Telefónica Emisiones, S.A.U. Financial debt instrument issuer	Spain	EUR	—	100%	Telefónica, S.A.
Telefónica Global Technology, S.A.U. Global management and operation of IT systems	Spain	EUR	16	100%	Telefónica, S.A.
Aliança Atlântica Holding B.V. Holding company	Netherlands	EUR	150	100%	Telefónica, S.A. (50%) Telefônica Brasil, S.A. (50%)
Telefónica Serviços Empresariais do BRASIL, Ltda. Management and administrative services rendered	Brazil	BRL	48	99.99%	Telefónica Servicios Globales, S.L.U.
Telefónica Gestión Integral de Edificios y Servicios S.L. Management and administrative services rendered	Spain	EUR	—	100%	Telefónica Servicios Globales, S.L.U.
Tempotel, Empresa de Trabajo Temporal, S.A. Temporary employment agency	Spain	EUR	—	100%	Telefónica Servicios Globales, S.L.U.
O2 Worldwide Limited Wireless telecommunications activities	UK	GBP	—	100%	Telefónica, S.A.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other Companies (Cont.)
Telefónica Innovación Alpha, S.L. Electronic communications and audiovisual services provider	Spain	EUR	1	100%	Telefónica, S.A.
Telefónica Servicios Globales, S.L.U. Holding Company	Spain	EUR	1	100%	Telefónica, S.A.
Telefónica Holding Atticus, B.V. Holding company	Netherlands	EUR	—	100%	Telefónica Latinoamérica Holding, S.L.
Telefónica Soluciones de Criptografía, S.A. Engineering, research and development	Spain	EUR	—	100%	Telefónica, S.A.
Telefónica Chile Holdings, S.L. Holding Company	Chile	CLP	—	100%	Telefónica, S.A.
Other companies held for sale
Telefónica Móviles El Salvador, S.A. de C.V. Provision of wireless and international long distance communications services	El Salvador	USD	42	59.58%	Telefónica Centroamérica Inversiones S.L. (59.46%) Telefónica Multiservicios S.A. de C.V. (0.12%)
Telefónica de Costa Rica TC, S.A. Wireless communications	Costa Rica	CRC	199,892	100%	Telefónica, S.A.
Companies accounted for using the equity method
Telefónica Factoring España, S.A. Factoring services provider	Spain	EUR	5	50%	Telefónica, S.A.
Telefónica Factoring Do Brasil, Ltd. Factoring services provider	Brazil	BRL	5	50%	Telefónica, S.A. (40.00%) Telefónica Factoring España, S.A. (10.00%)
Telefónica Factoring Mexico, S.A. de C.V. SOFOM ENR Factoring services provider	Mexico	MXN	34	50%	Telefónica, S.A. (40.50%) Telefónica Factoring España, S.A. (9.50%)
Telefónica Factoring Perú, S.A.C. Factoring services provider	Peru	PEN	6	50%	Telefónica, S.A. (40.50%) Telefónica Factoring España, S.A. (9.50%)
Telefónica Factoring Colombia, S.A. Factoring services provider	Colombia	COP	4,000	50%	Telefónica, S.A. (40.50%) Telefónica Factoring España, S.A. (9.50%)
Mobile Financial Services Holding SPRL Financial services	Belgica	USD	197	50%	Telefónica Internacional Holding, B.V (26.28%) Telefónica Holding Atticus, B.V (23.72%)
Telefónica Consumer Finance, Establecimiento Financiero de Crédito, S.A. Specialised credit institution	Spain	EUR	5	50%	Telefónica, S.A.
Tesco Mobile Ltd. Wireless telephony services	UK	GBP	—	50%	O2 Communication Ltd.
The Smart Steps Data Technology Company Big data services in China	China	CNY	—	37.5%	Telefónica Digital España, S.L.
Internet para todos S.A.C Telecommunications service provider	Peru	PEN	—	37%	Telefónica del Perú, S.A.A.

Main changes in the scope of consolidation for the year 2019
Acquisition of companies

Companies/Segment/Subsidiaries	Country	Date of inclusion	% Acquisition
Other companies
Telefónica Soluciones de Criptografía, S.A. Engineering, research and development	Spain	02/28/2019	100%
Constitution of new companies

Companies/Segment/Subsidiaries	Country	Date of inclusion	% Participation
Other companies
Inmosites, S.A.U. Purchase and rental of real estate related to the telecommunications infrastructure business	Spain	12/31/2019	50.01%
Sold companies

Companies/Segment/Subsidiaries	Country	Date of deconsolidated	% Sold
Hispam Norte
Telefónica Móviles Guatemala, S.A. Wireless, wireline and radio paging communications services provider	Guatemala	01/31/2019	60%
Telefonía Celular de Nicaragua, S.A. Wireless telephony services	Nicaragua	05/31/2019	60%
Telefónica Móviles Panamá, S.A. Wireless telephony services	Panama	08/31/2019	60%
Other companies
Seguros de Vida y Pensiones Antares, S.A. Life insurance, pensions and health insurance	Spain	02/28/2019	100%
Telefónica Gestión Logística, S.A.C Logistic service provider	Peru	04/30/2019	100%

Main changes in the scope of consolidation for the year 2018
Constitution of new companies

Companies/Segment/Subsidiaries	Country	Date of inclusion	% Acquisition
Other companies
Telxius Cable Bolivia, S.A. Establishment and operation of any kind of communications infrastructure and/or network	Bolivia	03/31/2018	50.01%
Pontel Participaciones, S.L. Holding company	Spain	07/31/2018	83.35%

Sold companies

Companies/Segment/Subsidiaries	Country	Date of deconsolidated	% Sold
Telefónica Spain
Centro de Asistencia Telefónica, S.A. Provision of services related to databases	Spain	12/31/2018	100%
Telefónica Germany
Shortcut I GmbH & Co. KG Technological innovation based business project development	Germany	10/31/2018	69.22%
Other companies
Telefónica Digital Inc. IP telephony platform	US	08/31/2018	100%
Tokbox Inc. IP telephony platform	US	08/31/2018	100%
Axonix Ltd Digital and mobile advertising	UK	08/31/2018	78%

Merged companies

Companies/Segment/Subsidiaries	Country	Date	Surviving company
Telefónica Germany
Co-Trade GmbH Technological services	Germany	07/31/2018	Telefónica Germany Retail Gmbh
Other companies
Synergic Partners, S.L. Technological and consulting services in Big Data provider	Spain	10/31/2018	Telefónica Digital España, S.L.
Companies liquidation

Companies/Segment/Subsidiaries	Country	Date of deconsolidated	% Participation
Other companies
Telefónica Gestión de Servicios Compartidos México, S.A. de C.V. Management and administrative services rendered	Mexico	12/31/2018	100%
Operations with minority interests

Companies/Segment/Subsidiaries	Country	Date	% Participation after operation
Other companies
Pontel Participaciones, S.L. Sale to Pontegadea Group	Spain	07/31/2018	83.35%

Appendix II: Board and Senior Management Compensation
TELEFÓNICA, S.A.
(Amounts in euros)

Directors	Salary[1]	Fixed remunera-tion[2]	Allowances[3]	Short-term variable remuneration[4]	Remuneration for belonging to the Board Committees[5]	Other items[6]	Total
Mr. José María Álvarez-Pallete López	1,923,100	—	—	3,447,734	—	5,836	5,376,670
Mr. Isidro Fainé Casas	—	200,000	—	—	80,000	—	280,000
Mr. José María Abril Pérez	—	200,000	9,000	—	91,200	—	300,200
Mr. José Javier Echenique Landiríbar	—	120,000	25,000	—	113,600	—	258,600
Mr. Ángel Vilá Boix	1,600,000	—	—	2,390,400	—	18,367	4,008,767
Mr. Juan Ignacio Cirac Sasturain	—	120,000	9,000	—	11,200	—	140,200
Mr. Peter Erskine	—	120,000	17,000	—	113,600	—	250,600
Ms. Sabina Fluxà Thienemann	—	120,000	8,000	—	11,200	—	139,200
Ms. Carmen García de Andrés	—	120,000	19,000	—	22,400	—	161,400
Ms. María Luisa García Blanco	—	120,000	16,000	—	22,400	—	158,400
Mr. Jordi Gual Solé	—	120,000	19,000	—	22,400	—	161,400
Mr. Peter Löscher	—	120,000	14,000	—	33,600	—	167,600
Mr. Ignacio Moreno Martínez	—	120,000	30,000	—	44,800	—	194,800
Ms. Verónica Pascual Boé [7]	—	—	—	—	—	—	—
Mr. Francisco Javier de Paz Mancho	—	120,000	35,000	—	124,800	—	279,800
Mr. Francisco José Riberas Mera	—	120,000	—	—	—	—	120,000
Ms. Claudia Sender Ramírez [7]	—	—	—	—	—	—	—
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
4 Variable short-term remuneration (bonuses): Variable amount linked to the performance or achievement of a series of individual or group objectives (quantitative or qualitative) within a period of time equal to or less than a year, corresponding to the year 2019 and paid in the year 2020. In reference to the bonus corresponding to 2018, which was paid in 2019, Executive Board Member Mr José María Álvarez-Pallete López perceived 3,478,888 euros and Executive Board Member Mr Ángel Vilá Boix perceived 2,412,000 euros.
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
7 Ms. Verónica Pascual Boé and Ms. Claudia Sender Ramírez were appointed Directors of the Company on December 18, 2019.

Likewise, Mr. Luiz Fernando Furlán and Mr. Wang Xiaochu stood down as Board Members on December 18, 2019, reflecting below the payment received (and accrued) by them, in 2019 until the dates mentioned.

Directors	Salary[1]	Fixed remunera-tion[2]	Allowances[3]	Short-term variable remuneration[4]	Remuneration for belonging to the Board Committees[5]	Other items[6]	Total
Mr. Luiz Fernando Furlán	—	120,000	11,000	—	11,200	—	142,200
Mr. Wang Xiaochu	—	120,000	—	—	—	—	120,000
1 to 6: Definitions of these concepts are those included in the previous table.
The following table breaks down the amounts accrued and/or received from other companies of the Telefónica Group other than Telefónica, S.A. individually, by the Board Members of the Company, by the performance of executive functions or by their membership to the Board of Directors of such companies:

OTHER COMPANIES OF THE TELEFÓNICA GROUP
(Amounts in euros)

Directors	Salary[1]	Fixed remunera-tion[2]	Allowances[3]	Short-term variable remuneration[4]	Remuneration for belonging to the Board Committees[5]	Other items[6]	Total
Mr. José María Álvarez-Pallete López	—	—	—	—	—	—	—
Mr. Isidro Fainé Casas	—	—	—	—	—	—	—
Mr. José María Abril Pérez	—	—	—	—	—	—	—
Mr. José Javier Echenique Landiríbar	—	155,602	—	—	—	—	155,602
Mr. Ángel Vilá Boix	—	—	—	—	—	—	—
Mr. Juan Ignacio Cirac Sasturain	—	—	—	—	—	—	—
Mr. Peter Erskine	—	20,000	—	—	—	—	20,000
Ms. Sabina Fluxà Thienemann	—	—	—	—	—	—	—
Ms Carmen García de Andrés	—	—	—	—	—	—	—
Ms. María Luisa García Blanco	—	—	—	—	—	—	—
Mr. Jordi Gual Solé	—	—	—	—	—	—	—
Mr. Peter Löscher	—	—	—	—	—	—	—
Mr. Ignacio Moreno Martínez	—	—	—	—	—	—	—
Ms. Verónica Pascual Boé	—	—	—	—	—	—	—
Mr. Francisco Javier de Paz Mancho	—	305,344	—	—	—	—	305,344
Mr. Francisco José Riberas Mera	—	—	—	—	—	—	—
Ms. Claudia Sender Ramírez	—	—	—	—	—	—	—
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
4. Variable short-term remuneration (bonuses): Variable amount linked to the performance or achievement of a series of individual or group objectives (quantitative or qualitative) within a period of time equal to or less than a year, corresponding to the year 2019 and paid in the year 2020 by other companies of the Telefónica Group. 5. Remuneration for belonging to the Board Committees of other companies of the Telefónica Group: Amount of items other than allowances, which the directors are beneficiaries through their position on the Advisory or Steering Committees of other companies of the Telefónica Group, regardless of the effective attendance of the board member such Committee meetings.
6. Other concepts: This includes, among others, the amounts received as remuneration in kind (general medical and dental coverage and vehicle insurance), paid by other companies of the Telefónica Group.

Likewise, Mr. Luiz Fernando Furlán and Mr. Wang Xiaochu stood down as Board Members on December 18, 2019, reflecting below the payment received (and accrued) by them, in 2019 until the dates mentioned.

Directors	Salary[1]	Fixed remunera-tion[2]	Allowances[3]	Short-term variable remuneration[4]	Remuneration for belonging to the Board Committees[5]	Other items[6]	Total
Mr. Luiz Fernando Furlán	—	85,767	—	—	—	—	85,767
Mr. Wang Xiaochu	—	—	—	—	—	—	—
1 to 6: Definitions of these concepts are those included in the previous table.

Additionally, as mentioned in the Remuneration Policy section, the Executive Board Members have a series of Assistance Services. Below, the contributions made during 2019 are detailed for the Company to long-term savings systems (Pension Plans and Social Welfare Plan):

LONG-TERM SAVINGS SYSTEMS
(Amounts in euros)

Directors	Contributions for fiscal year 2019
Mr. José María Álvarez-Pallete López	673,085
Mr. Ángel Vilá Boix	560,000
The breakdown of the long-term saving systems includes contributions to Pension Plans, to the Benefit Plan and to the Unit link-type Insurance, as set out below:
(Amounts in euros)

Directors	Contribution to Pension Plans	Contribution to Benefit Plan[1]	Contributions to Unit link-type Insurance/Pension Plan Surplus[2]
Mr. José María Álvarez-Pallete López	6,060	540,968	126,057
Mr. Ángel Vilá Boix	5,377	487,840	66,783
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
This Unit-link type insurance is arranged with the entity Plus Ultra, Seguros Generales y Vida, S.A. de Seguros y Reaseguros (after the merger through absorption of Seguros de Vida y Pensiones Antares, S.A.U. by Plus Ultra), and covers the same contingencies as those of the “Pension Plan” and the same exceptional liquidity events in case of serious illness or long-term unemployment.

The 2019 amounts for life insurance premiums were as follows:
LIFE INSURANCE PREMIUMS
(Amounts in euros)

Directors	Life insurance premiums
Mr. José María Álvarez-Pallete López	27,509
Mr. Ángel Vilá Boix	13,799
As regards to remuneration plans based on shares (exclusively involving Executive Directors), the following two long-term variable remuneration plans were in existence during the year 2019:
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
As for the third cycle of this Plan (2016-2019), the Company's Board of Directors, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, agreed not to execute nor implement the plan as it was not sufficiently aligned with the Telefónica Group’s strategic plan, taking into account the circumstances and the macroeconomic situation.
2.- The so-called "Performance Share Plan" ("PSP"), made up of three cycles (2018-2021; 2019-2022; 2020-2023), approved by the General Shareholders' Meeting held on June 8, 2018. The objective measurement period of the first cycle began on January 1, 2018 and will end on December 31, 2020. In case of fulfillment of the objectives, the delivery of the shares will be carried out in the year 2021. The objective measurement period of the second cycle began on January 1, 2019 and will end on December 31, 2021. In case of fulfillment of the objectives, the delivery of the shares will take place in the year 2022. The period of measurement of objectives of the third and last cycle it began on January 1, 2020 and will end on December 31, 2022. In case of fulfillment of the objectives, the delivery of the shares will take place in the year 2023. In relation to this third and final cycle, it is stated that, as of the date of formulation of these Financial Statements 2019, the allocation of shares has not yet been made.
It is hereby stated in following the maximum number of shares assigned to be delivered if maximum compliance with the TSR ("Total Shareholder Return") and FCF ("Free Cash Flow") targets set for the first and second cycle of the Plan. As already indicated, at the date of formulation of these Financial Statements 2019 the allocation of shares corresponding to the third cycle of the Plan has not yet been made.
PSP - First Cycle / 2018-2021

Directors	Maximum number of shares (*)
Mr. José María Álvarez-Pallete López	421,000
Mr. Ángel Vilá Boix	312,000
(*) Maximum possible number of shares to be received in case of maximum completion of FCF and TSR target.

PSP - Second Cycle / 2019-2022 (shares allocate in February 2019)

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
Indeed, the number of Telefónica, S.A. shares that, always within the established maximum, could be delivered, where appropriate, to the participants is conditioned and determined by the established goals: 50% of the compliance with the targets set out for Total Shareholder Return ("TSR") on Telefónica, S.A. shares and 50% of the Free Cash Flow (the "FCF") of the Telefónica Group.
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
In relation to the FCF, for each cycle, the company's Board of Directors, following a favorable report from the Nominating, Compensation and Corporate Governance Committee,determines a scale of achievement that includes a minimum threshold of 90% compliance, below which an incentive is not paid and whose compliance will require the delivery of 25% of the assigned theoretical shares, and a maximum level of 100% compliance, which will involve the delivery of 50% of the assigned theoretical shares.
At least 25% of the shares are delivered under the Plan to the Executive Directors and other participants determined by the Board of Directors shall be subject to a one-year retention.
In addition, it should be noted that the external directors of the company do not perceive nor have perceived remuneration during the year 2019 in concept of pensions or life insurance, nor do they participate in compensation plans referenced to the value of the share price.
Furthermore, the company does not grant nor has granted during the year 2019, an advance, loan or credit in favor of its Board Members or its Senior Management, complying with the requirements of the Sarbanes-Oxley Act published in the United States, which is applicable to Telefónica as a listed company in this market.

Remuneration of the Company’s Senior Management
As for the Directors who made up the Senior Management1 of the company in the year 2019, excluding those who form an integral part of the Board of Directors, have accrued a total amount of 10,397,648 euros during the 2019 fiscal year.
In addition, and in terms of long-term savings systems, the contributions made by the Telefónica Group during the year 2019 to the Social Security Plan described in the "Income and expenditure" note with regard to these directors increased to 1,148,944 euros; the contributions corresponding to the Pension Plan increased to 26,885 euros; the contributions to the Seguro Unit link-Excess Pension Fund increased to 143,063 euros.
Furthermore, the amount related to the remuneration in kind (which includes the fees for life insurance and other insurance, such as the general medical and dental coverage, and vehicle insurance) was 125,987 euros.
On the other hand, regarding share-based remuneration plans, during the year 2019, there were the following two long-term variable remuneration plans:
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
As for the third cycle of this Plan (2016-2019), the company's Board of Directors, following a favorable report from the Nominating, Compensation, and Corporate Governance Committee, agreed not to execute nor implement the plan as it was not sufficiently aligned with the Telefónica Group’s strategic plan, taking into account the circumstances and the macroeconomic situation.
2.- The so-called "Performance Share Plan" ("PSP"), made up of three cycles (2018-2021; 2019-2022; 2020-2023), approved by the General Shareholders' Meeting held on June 8, 2018. The period of measurement of objectives of the first cycle began on January 1, 2018 and will conclude on December 31, 2020. The maximum number of shares assigned to be delivered in 2021 in the event of maximum compliance with the TSR ("Total Shareholder Return") and FCF ("Free Cash Flow") target, set for the first cycle (2018-2021) to the group of directors forming part of the company's senior management was of 612,570.
The measurement period of the second cycle objectives began on January 1, 2019 and will conclude on December 31, 2021. The maximum number of shares assigned to be delivered in 2022 in the event of maximum compliance with the TSR ("Total Shareholder Return") and FCF ("Free Cash Flow") target, set for the second cycle (2019-2022) to the group of Directors part of the company's Senior Management was 679,691.
1 Senior Management being understood, for these purposes, those persons that implement, de facto or de jure, senior management duties reporting directly to the Board of Directors or Executive Committees or Managing Directors of the Company, including in any case the supervisor of Internal Auditing.
The amounts received above include the remuneration received by Mr. Mariano de Beer, who served as Chief Commercial Digital Officer (CCDO) of Telefónica, S.A. until November 27, 2019.

Appendix III: Debentures and bonds
The detail and key features of outstanding debentures and bonds at December 31, 2019 are as follows (in millions of euros):

Total Telefónica and its instrumental companies
			Maturity (nominal)
Debentures and bonds	Currency	% Interest rate	2020	2021	2022	2023	2024	Subsequent years	Total
T. EUROPE BV SEP_00 BOND GLOBAL D	USD	8.250%	—	—	—	—	—	1,092	1,092
TEBV FEB_03 EMTN FIXED TRANCHE B	EUR	5.875%	—	—	—	—	—	500	500
Telefónica Europe, B.V.			—	—	—	—	—	1,592	1,592
EMTN O2 GBP	GBP	5.375%	—	—	—	—	—	587	587
TELEF. EMISIONES JUNE 06 TRANCHE D	USD	7.045%	—	—	—	—	—	1,781	1,781
TELEF. EMISIONES JANUARY 07 A	EUR	1 x EURIBOR6M +0,83%	—	55	—	—	—	—	55
TELEF. EMISIONES MAY 2014	EUR	2.242%	—	—	1,250	—	—	—	1,250
EMTN GBP 12/09/2022 650 GBP	GBP	5.289%	—	—	764	—	—	—	764
TELEF. EMISIONES APRIL 2010	USD	5.134%	1,247	—	—	—	—	—	1,247
EMTN GBP 10/08/2029 400 GBP	GBP	5.445%	—	—	—	—	—	470	470
TELEF. EMISIONES FEBRUARY 2011	USD	5.462%	—	1,336	—	—	—	—	1,336
TELEF. EMISIONES FEBRUARY 2012	GBP	5.597%	822	—	—	—	—	—	822
TELEF. EMISIONES OCTOBER 2012	EUR	4.710%	1,200	—	—	—	—	—	1,200
TELEF. EMISIONES DECEMBER 2012	CHF	3.450%	—	—	138	—	—	—	138
TELEF EMISIONES JANUARY 2013	EUR	3.987%	—	—	—	1,500	—	—	1,500
TELEF. EMISIONES MARCH 2013	EUR	3.961%	—	1,000	—	—	—	—	1,000
TELEF EMISIONES APRIL 2013	USD	4.570%	—	—	—	668	—	—	668
TELEF. EMISIONES OCTOBER 2014	EUR	2.932%	—	—	—	—	—	800	800
TELEF. EMISIONES OCTOBER 2013	CHF	2.595%	207	—	—	—	—	—	207
TELEF. EMISIONES JULY 2015	EUR	1 x EURIBOR6M +0,83%	—	—	67	—	—	—	67
TELEF. EMISIONES SEPTEMBER 2015	EUR	1.477%	—	1,000	—	—	—	—	1,000
TELEF EMISIONES APRIL 2016	EUR	0.750%	—	—	1,400	—	—	—	1,400

Total Telefónica and its instrumental companies (cont.)
			Maturity (nominal)
Debentures and bonds	Currency	% Interest rate	2020	2021	2022	2023	2024	Subsequent years	Total
TELEF EMISIONES APRIL 2016	EUR	1.460%	—	—	—	—	—	1,350	1,350
TELEF. EMISIONES OCTOBER 2016	EUR	0.318%	1,250	—	—	—	—	—	1,250
TELEF. EMISIONES OCTOBER 2016	EUR	1.930%	—	—	—	—	—	750	750
TELEF. EMISIONES DECEMBER 2016	EUR	4.000%	—	—	—	—	—	150	150
TELEF. EMISIONES JANUARY 2017	EUR	1.528%	—	—	—	—	—	1,250	1,250
TELEF. EMISIONES JANUARY 2017	EUR	2.318%	—	—	—	—	—	500	500
TELEF. EMISIONES MARCH 2017	USD	4.103%	—	—	—	—	—	1,336	1,336
TELEF. EMISIONES MARCH 2017	USD	5.213%	—	—	—	—	—	1,781	1,781
TELEF. EMISIONES MARCH 2017	EUR	2.318%	—	—	—	—	—	200	200
TELEF. EMISIONES APRIL 2017	USD	4.900%	—	—	—	—	—	178	178
TELEF. EMISIONES APRIL 2017	USD	5.213%	—	—	—	—	—	445	445
TELEF. EMISIONES SEPTEMBER 2017	EUR	1.715%	—	—	—	—	—	1,250	1,250
TELEF. EMISIONES JANUARY 2018	EUR	1.447%	—	—	—	—	—	1,000	1,000
TELEF. EMISIONES MARCH 2018	USD	4.895%	—	—	—	—	—	1,113	1,113
TELEF. EMISIONES MARCH 2018	USD	4.665%	—	—	—	—	—	668	668
TELEF. EMISIONES SEPTEMBER 2018	EUR	1.495%	—	—	—	—	—	1,000	1,000
TELEF. EMISIONES FEBRUARY 2019 GREEN B.	EUR	1.069%	—	—	—	—	1,000	—	1,000
TELEF. EMISIONES MARCH 2019	EUR	1.788%	—	—	—	—	—	1,000	1,000
TELEF. EMISIONES MARCH 2019	USD	5.520%	—	—	—	—	—	1,113	1,113
TELEF. EMISIONES JULY 2019	EUR	1.957%	—	—	—	—	—	500	500
Telefónica Emisiones, S.A.U.			4,726	3,391	3,619	2,168	1,000	19,222	34,126
Exchangeable Bond MARCH 2016 (*)	EUR	—	—	600	—	—	—	—	600
Telefónica Participaciones		—	—	600	—	—	—	—	600
Total Telefónica, S.A. and its instrumental companies			4,726	3,991	3,619	2,168	1,000	20,814	36,318
(*) Issue of non-dilutive cash-settled equity-linked bonds referenced to Telefónica share price, with a nominal amount of 600 million euros, issue price of 101.25% and maturing in March 2021.

Foreign operators
			Maturity
Debentures and bonds	Currency	% Interest rate	2020	2021	2022	2023	2024	Subsequent years	Total
Bond T	CLP	4.900%	11	23	—	23	—	—	57
144A Bond	USD	3.875%	—	—	445	—	—	—	445
Telefónica Chile, S.A.			11	23	445	23	—	—	502
Bond F	UF	3.600%	—	—	—	101	—	—	101
Bond G	UF	2.200%	67	—	—	—	—	—	67
Bond I	UF	1.950%	67	—	—	—	—	—	67
Bond K	CLP	4.900%	—	112	—	—	—	—	112
Foreign operators (cont.)

			Maturity
Debentures and bonds	Currency	% Interest rate	2020	2021	2022	2023	2024	Subsequent years	Total
Telefónica Móviles Chile, S.A.			134	112	—	101	—	—	347
T. Finanzas Mex 0710 FIX	MXN	8.070%	94	—	—	—	—	—	94
Telefónica Finanzas México, S.A.			94	—	—	—	—	—	94
Bond T. Peru 4th Program (19th Serie A)	N. SOL	VAC + 3,625%	—	—	—	—	—	23	23
Bond T. Peru 4th Program (19th Serie B)	N. SOL	VAC + 2,875%	—	—	—	—	—	18	18
Bond T. Peru 4th Program (37th Serie A)	N. SOL	VAC + 3,125%	—	—	—	—	—	18	18
Bond T. Peru 4th Program (19th Serie C)	N. SOL	VAC + 3,1875%	—	—	—	—	—	7	7
Bond T. Peru 5th Program (22nd Serie Ac)	N. SOL	VAC + 3,500%	—	9	—	—	—	—	9
Bond T. Peru 6th Program (17th Serie A)	N. SOL	VAC + 3,09375%	—	—	—	—	—	17	17
Bond T. Peru 6th Program (11th Serie A)	N. SOL	6.656%	—	—	—	70	—	—	70
Bond T. Peru 6th Program (11th Serie B)	N. SOL	6.188%	—	—	—	—	32	—	32
Bond T. Peru 6th Program (12th Serie A)	N. SOL	5.063%	30	—	—	—	—	—	30
Bond T. Peru 6th Program (13th Serie A)	N. SOL	5.500%	—	—	38	—	—	—	38
Bond T. Peru 6th Program (14th Serie A)	N. SOL	5.344%	—	—	27	—	—	—	27
Bond T. Peru 6th Program (15th Serie A)	N. SOL	5.469%	—	—	—	—	36	—	36
Bond T. Peru 6th Program (16th Serie A)	N. SOL	5.500%	—	—	—	—	—	28	28
Bond T. Peru 6th Program (12th Serie B)	N. SOL	4.188%	—	19	—	—	—	—	19
Bond T. Peru 1st Private Program (1st Serie A)	N. SOL	7.281%	—	—	—	—	—	21	21
Bond T. Peru 1st Program International Issue (1sr Serie A)	N. SOL	7.375%	—	—	—	—	—	457	457
Telefónica del Perú, S.A.			30	28	65	70	68	589	850
Nonconvertible bonds	BRL	1,0825 XCDI	—	222	222	—	—	—	444
Nonconvertible bonds	BRL	1,0 XCDI + 0,24%	222	—	—	—	—	—	222
Nonconvertible bonds (Telemig) I	BRL	IPCA + 0,5%	—	—	—	—	—	—	—
Nonconvertible bonds (Telemig) II	BRL	IPCA + 0,5%	1	1	—	—	—	—	2
Nonconvertible bonds (Telemig) III	BRL	IPCA + 0,5%	2	2	—	—	—	—	4
Telefônica Brasil, S.A.			225	225	222	—	—	—	672
BOND R144-A	USD	5.375%	—	—	650	—	—	—	650
Bond A5	COP	6.650%	—	—	—	—	94	—	94
Bond C10	COP	IPC + 3,39%	—	—	—	—	—	41	41
Colombia Telecomunicaciones, S.A, ESP			—	—	650	—	94	41	785
Bond	EUR	2.375%	—	500	—	—	—	—	500
Bond	EUR	1.750%	—	—	—	—	—	600	600
O2 Telefónica Deutschland Finanzierungs, GmbH			—	500	—	—	—	600	1,100
Total Outstanding Debentures and Bonds Foreign operators			494	888	1,382	194	162	1,230	4,350
Total Outstanding Debentures and Bonds			5,220	4,879	5,001	2,362	1,162	22,044	40,668

The main debentures and bonds issued by the Group in 2019 are as follows:

			Nominal (millions)
Item	Date	Maturity Date	Currency	Euros	Currency of issuance	Coupon
Telefónica Emisiones, S.A.U.
EMTN Bond	02/05/2019	02/05/2024	1,000	1,000	EUR	1.069%
SHELF Bond	03/01/2019	03/01/2049	1,250	1,113	USD	5.520%
EMTN Bond	03/12/2019	03/12/2029	1,000	1,000	EUR	1.788%
EMTN Bond	07/01/2019	07/01/2039	500	500	EUR	1.957%
Telefónica del Perú, S.A.A.
Bond	04/10/2019	04/10/2027	1,700	457	PEN	7.375%
Colombia Telecomunicaciones S.A E.S.P.
Bond	05/29/2019	05/29/2024	347,590	94	COP	6.650%
Bond	05/29/2019	05/29/2029	152,410	41	COP	IPC + 3.390%

Appendix IV: Financial instruments
The detail of the type of financial instruments arranged by the Group (notional amount) by currency and interest rates at December 31, 2019 is as follows:

								Fair value
Millions of euros	2020	2021	2022	2023	2024	Subsequent years	Notional	Underlying debt	Associated derivatives	TOTAL
Euro	(4,684)	6,878	4,222	3,185	1,939	22,022	33,562	21,898	12,052	33,950
Floating rate	1,672	3,097	1,089	1,987	519	2,623	10,987	1,266	9,769	11,035
Spread	(0.34%)	(0.18%)	(0.03%)	0.05%	0.22%	0.08%	(0.07%)	—	—	—
Fixed rate	(6,356)	3,781	3,133	1,198	1,420	19,399	22,575	20,632	2,283	22,915
Interest rate	(2.79%)	1.98%	1.49%	2.67%	1.83%	1.61%	2.97%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Other european currencies
Instruments in CZK	(67)	—	—	—	—	—	(67)	1	(68)	(67)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(67)	—	—	—	—	—	(67)	1	(68)	(67)
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in GBP	2,585	28	235	—	—	1,057	3,905	2,022	1,934	3,956
Floating rate	(518)	141	493	(117)	(255)	470	214	(1)	214	213
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	3,103	(113)	(258)	—	255	587	3,574	1,906	1,720	3,626
Interest rate	1.61%	0.72%	(1.71%)	—	1.11%	5.38%	2.47%	—	—	—
Rate cap	—	—	—	117	—	—	117	117	—	117
Instruments in CHF	—	—	—	—	—	—	—	369	(369)	—
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	369	(369)	—
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
America
Instruments in USD	(491)	(1,763)	663	134	—	1,782	325	20,104	(19,707)	397
Floating rate	57	(1,770)	681	134	—	1,781	883	410	(196)	214
Spread	2.22%	(0.08%)	0.07%	1.12%	—	—	0.52%	—	—	—
Fixed rate	(548)	7	(18)	—	—	1	(558)	19,694	(19,511)	183
Interest rate	(1.42%)	344.56%	(184.98%)	—	—	—	(11.60%)	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in UYU	28	—	—	—	—	—	28	(15)	34	19
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	28	—	—	—	—	—	28	(15)	34	19
Interest rate	(0.01%)	—	—	—	—	—	(0.01%)	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

								Fair value
Millions of euros	2020	2021	2022	2023	2024	Subsequent years	Notional	Underlying debt	Associated derivatives	TOTAL
Instruments in ARS	(74)	8	—	—	—	—	(66)	(58)	—	(58)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(74)	8	—	—	—	—	(66)	(58)	—	(58)
Interest rate	33.69%	45.54%	—	—	—	—	32.33%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in BRL	898	424	223	—	—	69	1,614	(250)	1,888	1,638
Floating rate	(1,218)	192	221	—	—	(26)	(831)	(752)	(65)	(817)
Spread	—	—	—	—	—	(0.34%)	(0.01%)	—	—	—
Fixed rate	2,116	232	2	—	—	95	2,445	502	1,953	2,455
Interest rate	4.08%	4.69%	6.82%	—	—	(0.08%)	3.97%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in CLP	96	298	286	161	—	(3)	838	(427)	1,255	828
Floating rate	(21)	3	289	113	—	—	384	—	378	378
Spread	(0.34%)	26.86%	(0.80%)	1.46%	—	—	0.05%	—	—	—
Fixed rate	117	295	(3)	48	—	(3)	454	(427)	877	450
Interest rate	4.24%	3.72%	5.07%	3.79%	—	1.41%	3.87%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in UFC	—	—	—	—	—	—	—	256	(256)	—
Floating rate	—	—	—	—	—	—	—	256	(256)	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in PEN	126	52	64	70	69	507	888	635	282	917
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	126	52	64	70	69	507	888	635	282	917
Interest rate	6.49%	3.46%	5.43%	6.66%	5.81%	7.27%	6.64%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in VAC	—	9	—	—	—	83	92	92	—	92
Floating rate	—	9	—	—	—	83	92	92	—	92
Spread	—	3.50%	—	—	—	3.21%	3.24%	—	—	—
Fixed rate	—	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in COP	819	36	—	—	94	—	949	47	950	997
Floating rate	28	—	—	—	—	(41)	(13)	28	—	28
Spread	1.59%	—	—	—	—	3.39%	7.23%	—	—	—
Fixed rate	791	36	—	—	94	41	962	19	950	969
Interest rate	5.15%	4.75%	—	—	6.65%	8.09%	5.40%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in VEB	(4)	1	—	—	—	—	(3)	(2)	—	(2)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(4)	1	—	—	—	—	(3)	(2)	—	(2)
Interest rate	0.01%	16.63%	—	—	—	—	(2.52%)	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

								Fair value
Millions of euros	2020	2021	2022	2023	2024	Subsequent years	Notional	Underlying debt	Associated derivatives	TOTAL
Instruments in MXN	44	26	(16)	(19)	(19)	(86)	(70)	(75)	57	(18)
Floating rate	(29)	(30)	(63)	(65)	(65)	(290)	(542)	348	(518)	(170)
Spread	(0.02%)	(0.10%)	—	—	—	—	(0.01%)	—	—	—
Fixed rate	73	56	47	46	46	204	472	(423)	575	152
Interest rate	5.77%	4.22%	3.69%	3.71%	3.71%	3.71%	4.09%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Asia
Instruments in JPY	—	—	—	—	—	—	—	(8)	—	(8)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	(8)	—	(8)
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
TOTAL							41,995	44,589	(1,948)	42,641
Floating rate							11,174	1,647	9,326	10,973
Fixed rate							30,704	42,825	(11,336)	31,489
Rate cap							117	117	—	117
Currency Options and Others (*)							—	—	62	62
(*) Amounts include in fixed rate

The table below is an extract of the previous table that shows the sensitivity to interest rates originated by our position on interest rate swaps categorized into instruments entered into for trading purposes and instruments entered into for purposes other than trading at December 31, 2019:

Interest rate swaps
Millions of euros	Maturity
Non trading purposes	2020	2021	2022	2023	2024	Subsequent years	Total	Fair value
EUR								(87)
Fixed to fix	—	—	—	—	—	—	—	3
Receiving leg	—	(100)	(75)	—	—	—	(175)	(135)
Average Interest Rate	—	—	—	—	—	—	—	—
Paying leg	—	100	75	—	—	—	175	138
Average Interest Rate	—	1.18%	0.55%	—	—	—	0.70%	—
Fixed to floating	—	—	—	—	—	—	—	(800)
Receiving leg	(8,907)	(7,120)	(3,968)	(3,674)	(2,093)	(4,310)	(30,072)	(19,002)
Average Interest Rate	1.40%	1.65%	1.03%	1.52%	0.80%	0.74%	1.29%	—
Paying leg	8,907	7,120	3,968	3,674	2,093	4,310	30,072	18,202
Average Spread	0.36%	0.51%	1.00%	0.37%	0.24%	—	0.42%	—
Floating to fixed	—	—	—	—	—	—	—	710
Receiving leg	(3,560)	(3,460)	(359)	(1,997)	(1,170)	(3,072)	(13,618)	(13,597)
Average Spread	2.11%	0.02%	—	—	—	—	0.56%	—
Paying leg	3,560	3,460	359	1,997	1,170	3,072	13,618	14,307
Average Interest Rate	2.59%	1.95%	1.30%	1.02%	1.89%	0.89%	1.72%	—
USD								(5)
Fixed to floating	—	—	—	—	—	—	—	(13)
Receiving leg	(303)	(303)	(570)	(303)	(151)	—	(1,630)	(433)
Average Interest Rate	1.52%	1.61%	1.73%	1.74%	3.55%	—	—	—
Paying leg	303	303	570	303	151	—	1,630	420
Average Spread	1.61%	1.68%	0.92%	1.77%	—	—	—	—
Floating to fixed	—	—	—	—	—	—	—	8
Receiving leg	—	—	(267)	—	(151)	—	(418)	(420)
Average Spread	—	—	—	—	—	—	—	—
Paying leg	—	—	267	—	151	—	418	428
Average Interest Rate	—	—	1.93%	—	2.52%	—	—	—
GBP								(33)
Fixed to floating	—	—	—	—	—	—	—	(44)
Receiving leg	(23)	(258)	(634)	—	—	—	(915)	(961)
Average Interest Rate	2.36%	1.76%	3.00%	—	—	—	—	—
Paying leg	23	258	634	—	—	—	915	917
Average Spread	—	—	—	—	—	—	—	—
Floating to fixed	—	—	—	—	—	—	—	11
Receiving leg	(70)	(176)	(200)	—	—	—	(446)	(448)
Average Spread	—	—	—	—	—	—	—	—
Paying leg	70	176	200	—	—	—	446	459
Average Interest Rate	0.73%	2.56%	1.84%	—	—	—	—	—

Interest rate swaps
Millions of euros	Maturity
Trading purposes	2020	2021	2022	2023	2024	Subsequent years	Total	Fair value
EUR								1,211
Fixed to floating	—	—	—	—	—	—	—	(93)
Receiving leg	—	(500)	—	(800)	—	(400)	(1,700)	(1,788)
Average Interest Rate	—	1.25%	—	1.50%	—	0.59%	1.22%	—
Paying leg	—	500	—	800	—	400	1,700	1,695
Average Spread	—	—	—	—	—	—	—	—
Floating to fixed	—	—	—	—	—	—	—	1,304
Receiving leg	(4,547)	(1,102)	(192)	—	—	(7,832)	(13,673)	(11,865)
Average Spread	0.08%	0.03%	—	—	—	—	0.03%	—
Paying leg	4,547	1,102	192	—	—	7,832	13,673	13,169
Average Interest Rate	2.11%	1.92%	0.12%	—	—	1.10%	1.49%	—
USD								(1,956)
Fixed to floating	—	—	—	—	—	—	—	(1,956)
Receiving leg	(1,900)	(1,612)	(1,319)	(781)	(79)	(9,562)	(15,253)	(16,212)
Average Interest Rate	3.02%	3.44%	1.83%	1.85%	2.36%	3.23%	3.03%	—
Paying leg	1,900	1,612	1,319	781	79	9,562	15,253	14,256
Average Spread	0.22%	—	—	—	—	—	0.03%	—
MXN								(2)
Fixed to floating	—	—	—	—	—	—	—	(4)
Receiving leg	(142)	—	—	—	—	—	(142)	(146)
Average Interest Rate	7.90%	—	—	—	—	—	7.90%	—
Paying leg	142	—	—	—	—	—	142	142
Average Spread	0.41%	—	—	—	—	—	0.41%	—
Floating to fixed	—	—	—	—	—	—	—	2
Receiving leg	(142)	—	—	—	—	—	(142)	(142)
Average Spread	0.41%	—	—	—	—	—	0.41%	—
Paying leg	142	—	—	—	—	—	142	144
Average Interest Rate	6.67%	—	—	—	—	—	6.67%	—
GBP								(171)
Fixed to floating	—	—	—	—	—	—	—	(171)
Receiving leg	(822)	—	(587)	—	—	(470)	(1,879)	(2,047)
Average Interest Rate	1.87%	—	3.51%	—	—	3.42%	2.77%	—
Paying leg	822	—	587	—	—	470	1,879	1,876
Average Spread	—	—	—	—	—	—	—	—

Millions of euros	Maturity
Trading purposes	2020	2021	2022	2023	2024	Subsequent years	Total	Fair value
CLP								6
Fixed to floating	—	—	—	—	—	—	—	(1)
Receiving leg	(6)	(3)	(3)	(3)	—	—	(15)	(2)
Average Interest Rate	4.90%	4.90%	4.90%	4.90%	—	—	0.98%	—
Paying leg	6	3	3	3	—	—	15	1
Average Spread	1.27%	1.27%	1.27%	1.27%	—	—	0.25%	—
Floating to fixed	—	—	—	—	—	—	—	7
Receiving leg	(24)	(118)	—	(28)	—	—	(170)	(166)
Average Spread	—	—	—	—	—	—	—	—
Paying leg	24	118	—	28	—	—	170	173
Average Interest Rate	3.31%	3.26%	—	2.99%	—	—	3.22%	—
CHF								(9)
Fixed to floating	—	—	—	—	—	—	—	(9)
Receiving leg	(207)	—	(138)	—	—	—	(345)	(354)
Average Interest Rate	0.95%	—	0.75%	—	—	—	0.87%	—
Paying leg	207	—	138	—	—	—	345	345
Average Spread	—	—	—	—	—	—	—	—
COP								2
Floating to fixed	—	—	—	—	—	—	—	2
Receiving leg	—	—	—	—	—	(41)	(41)	—
Average Spread	—	—	—	—	—	3.39%	3.39%	—
Paying leg	—	—	—	—	—	41	41	2
Average Interest Rate	—	—	—	—	—	8.09%	8.09%	—

Interest rate options, by maturity, are as follows:

Interest rate options	Maturities
Millions of euros	2020	2021	2022	2023	2024	Subsequent years
Collars
Notional amount of options bought	—	—	881	—	—	—
Strike Cap	—	—	4.92	—	—	—
Strike Floor	—	—	4.15	—	—	—
Caps
Notional amount of options bought	—	—	—	—	—	—
Strike	—	—	—	—	—	—
Notional amount of options sold	—	—	881	—	—	—
Strike	—	—	5.53	—	—	—
Floors
Notional amount of options bought	—	—	881	—	—	—
Strike	—	—	1.17	—	—	—
Notional amount of options sold	—	—	—	—	—	—
Strike	—	—	—	—	—	—
Cash flows receivable or payable on derivative financial instruments to be settled via the swap of nominals, categorized by currency of collection/payment, along with contractual maturities are as follows:

Millions of euros		2020	2021	2022	2023	2024	Subsequent years	Total
Currency swaps
Receive	ARS	—	—	—	—	—	—	—
Pay	ARS	—	—	—	—	—	—	—
Receive	BRL	82	—	—	—	—	—	82
Pay	BRL	(215)	(64)	—	—	—	—	(279)
Receive	CLP	—	—	286	83	—	—	369
Pay	CLP	(119)	(118)	(571)	(221)	—	—	(1,029)
Receive	COP	—	—	—	—	—	—	—
Pay	COP	—	—	—	—	—	—	—
Receive	CZK	—	—	—	—	—	—	—
Pay	CZK	—	—	—	—	—	—	—
Receive	EUR	1,241	64	—	—	—	89	1,394
Pay	EUR	(3,031)	(3,104)	(875)	(668)	(80)	(7,844)	(15,602)
Receive	GBP	1,292	—	587	—	—	—	1,879
Pay	GBP	—	—	—	—	—	—	—
Receive	JPY	—	—	—	—	—	—	—
Pay	JPY	—	—	—	—	—	—	—
Receive	MXN	—	—	—	—	—	—	—
Pay	MXN	(46)	(46)	(46)	(46)	(46)	(206)	(436)
Receive	PEN	—	—	—	—	—	—	—
Pay	PEN	—	—	—	—	1	—	1
Receive	UFC	135	—	—	202	—	—	337
Pay	UFC	—	—	—	(101)	—	—	(101)
Receive	USD	1,741	3,527	1,096	842	79	7,781	15,066
Pay	USD	(1,135)	—	(445)	—	(1)	—	(1,581)
Receive	UDI	65	65	65	65	65	290	615
Pay	UDI	—	—	—	—	—	—	—
Receive	CHF	207	—	138	—	—	—	345
Pay	CHF	—	—	—	—	—	—	—
TOTAL		217	324	235	156	18	110	1,060
(*) The largest volume of cash flows collected in this table falls into the following currency pairs. The average exchange rates to which the settlements have been closed are: EUR/GBP (0.80), EUR/USD (1.17), USD/COP (2,911.47) and EUR/CHF (1.22).

Millions of euros		2020	2021	2022	2023	2024	Subsequent years	Total
Forwards
Receive	ARS	—	—	—	—	—	—	—
Pay	ARS	—	—	—	—	—	—	—
Receive	BRL	63	—	—	—	—	—	63
Pay	BRL	(1,762)	—	—	—	—	—	(1,762)
Receive	CLP	2	—	—	—	—	—	2
Pay	CLP	(539)	(22)	—	—	—	—	(561)
Receive	COP	86	—	—	—	—	—	86
Pay	COP	(977)	(3)	—	—	—	—	(980)
Receive	CZK	67	—	—	—	—	—	67
Pay	CZK	—	—	—	—	—	—	—
Receive	EUR	8,383	—	—	—	—	—	8,383
Pay	EUR	(1,124)	—	—	—	—	—	(1,124)
Receive	GBP	86	—	—	—	—	—	86
Pay	GBP	(4,193)	—	—	—	—	—	(4,193)
Receive	MXN	32	—	—	—	—	—	32
Pay	MXN	(214)	—	—	—	—	—	(214)
Receive	PEN	4	—	—	—	—	—	4
Pay	PEN	(287)	—	—	—	—	—	(287)
Receive	UFC	—	—	—	—	—	—	—
Pay	UFC	—	—	—	—	—	—	—
Receive	USD	2,587	25	—	—	—	—	2,612
Pay	USD	(2,333)	—	—	—	—	—	(2,333)
Receive	UYU	—	—	—	—	—	—	—
Pay	UYU	(34)	—	—	—	—	—	(34)
TOTAL		(153)	—	—	—	—	—	(153)
(*) The largest volume of cash flows collected in this table falls into the following currency pairs. The average exchange rates to which the settlements have been closed are: EUR/GBP (0.88), EUR/USD (1.11), USD/COP (3,289.51) and EUR/BRL (4.62).

Appendix V: Interest-bearing debt
The main financing transactions at December 31, 2019 and 2018 and their nominal amounts are as follows:

			Outstanding principal balance
			(millions of euros)
Descriptive name summary	Current limit (millions)	Currency	12/31/2019	12/31/2018	Arrangement date	Maturity date
Telefónica, S.A
Structured Financing (*)	59	USD	53	93	05/03/2011	07/30/2021
Structured Financing (*)	316	USD	282	379	02/22/2013	01/31/2023
Structured Financing (*)	273	USD	243	314	08/01/2013	10/31/2023
Bilateral loan (1)	—	EUR	—	1,000	06/26/2014	04/01/2019
Structured Financing (*)	503	USD	448	516	12/11/2015	03/11/2026
Structured Financing (*)	341	EUR	341	401	12/11/2015	03/11/2026
Bilateral loan (2)	—	EUR	—	100	02/23/2016	12/23/2019
Bilateral loan	—	EUR	—	150	10/24/2016	03/19/2019
Credit	380	EUR	—	271	12/27/2002	12/27/2022
Bilateral loan (3)	—	EUR	—	100	11/24/2017	10/30/2019
Bilateral loan (4)	—	EUR	—	100	12/28/2017	10/22/2019
Bilateral loan	—	EUR	—	385	12/20/2017	07/22/2019
Credit	100	GBP	117	112	05/23/2013	03/01/2022
Bilateral credit (5)	300	EUR	—	—	05/14/2019	05/14/2024
Bilateral loan	—	EUR	200	—	07/11/2019	08/14/2026
Bilateral loan	150	EUR	—	—	11/08/2019	03/31/2030
Bilateral loan	200	EUR	—	—	12/04/2019	06/04/2027
Telefónica Germany GmbH & Co. OHG
BEI Financing	—	EUR	408	450	06/13/2016	06/13/2025
Syndicated facility (6)	750	EUR	—	—	12/17/2019	12/17/2024
BEI Financing (Tranche 1)	300	EUR	—	—	12/18/2019	12/18/2028
Telefónica Europe, B.V.
Structured Financing (7)	—	EUR	—	1,500	11/28/2016	12/16/2019
Telxius Telecom, S.A.
Syndicated facility	300	EUR	300	300	12/01/2017	12/01/2023
Bilateral loan	—	EUR	150	—	11/29/2019	11/29/2021
Colombia Telecomunicaciones, S.A. E.S.P.
Bilateral loan (8)	—	COP	—	143	01/05/2018	12/16/2019
(1) On February, 18, 2019 and April 1,2019 Telefónica, S.A. made an early repayment for 500 million euros respectively, of its 1,000 million euros bilateral loan signed on June 26, 2014 and originally scheduled to mature on June 26, 2019.
(2) On December 23, 2019, Telefónica, S.A. made an early repayment of its 100 million euros bilateral loan originally scheduled to mature on February 23, 2021.
(3) On October 30, 2019, Telefónica, S.A. made an early repayment of its 100 million euros bilateral loan originally scheduled to mature on January 30, 2026.
(4) On October 22, 2019, Telefónica, S.A. made an early repayment of its 100 million euros bilateral loan originally scheduled to mature on October 22, 2020.
(5) The facility matures in 2024, with two annual extension options, at the request of Telefónica, for a maximum maturity in 2026.
(6) On December 17, 2019, Telefónica Germany GmbH & Co. OHG signed a syndicated financing facility for an aggregate amount of 750 million euros which replaces the syndicated financing facility for 750 million euros signed on March 22, 2016, and originally scheduled to mature on March 22, 2023. The new financing matures in 2024, with two annual extension options at the request of Telefónica Germany GmbH & Co. OHG, for a maximum maturity in 2026.
(7) On August 16, 2019, Telefónica Europe, B.V. made an early repayment for 750 million euros, on November 15, 2019 450 million euros and on December 16, 2019 300 million euros of its structured financing signed on November 28, 2016 and originally scheduled to mature on November 28, 2024.
(8) On May 30, 2019 Colombia Telecomunicaciones S.A. E.S.P. made an early repayment for 380,000 million COP and on December 16, 2019 153,000 million COP of its 533,000 million COP bilateral loan signed on January 5, 2018 and originally scheduled to mature on January 5, 2025.
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
In general, different provisions included in the new Code are so extensive and complex that its final impact will highly depend on the interpretation that National Regulatory Authorities made in each Member State. The EECC will continue to oblige National Regulatory Authorities to analyze telecommunications markets and determine whether any operators dominate the market. Such operators will continue to be designated as having significant market power (SMP) and face regulatory obligations in that territory. In the case of fiber networks, such SMP obligations could be relaxed if co-investment agreements bear fruit among other network operators.
In parallel to the Code, the Body of European Regulators of Electronic Communications (BEREC) approved its Regulation (EU) 2018/1971 that among other provisions, it includes the regulation of Intra-EU calls. It should be noted that this legislative act modifies the Regulation (EU) 2015/2120, by introducing a maximum price of 19c€/min of communications within the European Union (“intra-community communications”) and a limit of 6 c€ per SMS, which entried into force on May 15, 2019.
Telecom Single Market
EU Regulation 2015/2120 of the EP and of the Council of November 25, 2015, lays down measures basically concerning open Internet access (Net Neutrality) and roaming on public mobile communications networks within the Union.

•
Roaming: Since June 15, 2017, operators have not been allowed to charge roaming users within the EU additional fees to their domestic prices for roaming calls, SMS and data services. However, in some circumstances, operators may still apply consumption limits and additional surcharge under a "fair use policy" or additional surcharges under the sustainability exemption. On June 9, 2017, an agreement between the Parliament and the Council approving maximum wholesale caps was published. These caps are effective from June 15, 2017 for roaming services with the following currents limits that remain in force until June 30, 2022: i) 0.01€/SMS; ii) 0.032€/minute; iii) data service glide path: 4.5€/GB (2019); 3.5€/GB (2020); 3€/GB (2021)

and 2.5€/GB (2022). On 29 November 2019, the Commission published the first full review of the roaming market, showing that the current retail and wholesale regulation is still necessary. Based on the previous, during 2020 the Commission should therefore take the necessary steps, including legislative measures, to ensure that Europeans continue to benefit from roaming without surcharges in the coming years and that wholesale markets are working well.

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

Digital Single Market
Among the most relevant regulatory initiatives we can find the following:

•	Content Package:

•
On November 28, 2018, the audiovisual Directive (AVMS) was published in the Official Journal of the European Union. The text came into force on December 19, and must be transposed into national law in the EU member States within 21 months (by September 19, 2020). Among the main novelties, it includes greater protection of children, limits on advertising and boost to European production. Rules will apply to television channel and also to video-on-demand platforms and distribution of videos, as well as to live broadcasts on these platforms. In particular video sharing platforms will be obliged to reserve at least 30% of European production in their video catalogs on demand. In addition, Member States may impose financing obligations to providers of VOD services established in another Member State but offering services in their countries.

•
The Geo-Blocking Regulation tries to limit geographically-based restrictions which undermine online shopping and cross-border sales. The Regulation was published in February 2018, being applicable from December 2018 and being reviewed in two years by the European Commission (EC) with the aim of assess any possible inclusion of copyright protected material within its scope of application. The final text has reached an agreement on some of the controversial points; in particular, copyright protected audiovisual content ended up being left out of the scope of the Regulation. This outcome is a positive result for rights holders and for pay TV services industries.

•
Copyright Package: The EC presented a legislative package proposal in September 2016, regarding on the one hand, the proposed revision of the Cable and Satellite Regulation, and on the other, the revision of the Copyright Directive.

◦
Directive 2019/789 of the European Parliament and of the Council (former Cable and Satellite Directive 93/83/EEC), which was adopted on 17 April 2019, sets out the rules on the exercise of copyright and related rights applicable to certain online transmissions by broadcasters and to retransmissions of radio and television programmes. Member States must incorporate the Directive into their national legislation within two years of its entry into force. The Directive will provide users of any Member State a greater variety of choice of TV programs and radio online originated in any EU country by facilitating licensing of material protected by Copyright rights included in these programs. Among the main measures, the Directive proposes: i) to promote cross-border provision of ancillary online services to broadcast (simulcasting and catch up) applying the principle of country of origin on remuneration rights, and, ii) to facilitate retransmission rights through other technologies apart from cable and satellite, such as IPTV, mobile and Internet (always in a controllable environment) of TV and radio generated in other Member States applying the compulsory collective management regime.

◦
Regarding the Directive 2019/790 on Copyright in the Digital Single Market, which was approved on 17 April 2019, the main issues addressed therein are a further capacity of choice and access to online content and cross-border access. The Directive extends the scope of application of some exceptions and limitations in the fields of education, text and data mining for scientific research, cultural heritage and to improve a sustainable and a better balanced contractual relationship between authors and industries. Among other measures, platforms would not automatically be legally responsible for hosting content for which they have not obtained a license. The provision on the value Gap (article

17) is much more focused on making sure that platforms are legally required to prevent unauthorized content from appearing online. It seems, cloud providers and internet access providers are expressly excluded from this obligation.
Data Protection
In relation with Data Protection & Privacy, the new General Data Protection Regulation (GDPR) of April 27, 2016, directly applicable in all member States in Europe from May 25, 2018, introduces administrative fines of up to 4% of an undertaking’s annual global turnover of the preceding financial year for breaching the new data protection rules. Member States, among them Spain, Germany and United Kingdom have adopted implementing measures of this Regulation.
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

On January 10, 2017, the EC put forward its proposal for a Regulation on ePrivacy, which will replace the current Directive 2002/58/EC on privacy in the electronic communications sector and will complement the GDPR. The EC proposal also introduces administrative fines of up to 4% of an undertaking’s annual global turnover of the preceding financial year for breaching new regulation. In this area, a strict data protection and privacy regulation may result in limitations on the ability to offer innovative digital services. Discussions on the future e-Privacy Regulation will continue in 2020.
On the other hand, the Privacy Shield, approved by the EC on July 12, 2016 to lay out the framework for the international transfer of personal data from the EU to the US, was challenged before the EU's General Court by civil-society groups. One of the appeals was not admitted and the admission of a second appeal is still pending. On 23rd of October 2019, EC published its report on the third Annual Review of the functioning of the EU / US Privacy Shield. The report concludes that the United States continues to guarantee an adequate level of protection of transferred personal data under the Privacy Shield and stresses important improvements in the last year such as appointments to key oversight and redress bodies (eg.: Privacy Shield Ombudsperson). On 19th of December 2019, the Advocate General of the European Court of Justice issued his initial conclusions on the validity of the Standard Contractual Clauses (SCC). The Advocate General concludes that EC Decision 2010/87/EC on the SCC for the transfer of personal data to processors established in third countries is valid as there are already sound mechanisms to ensure that transfers based on such SCC are suspended or prohibited where those Clauses are breached or impossible to honour. In addition, the Advocate General raised certain doubts as to the conformity of the Privacy Shield Decision to the GDPR. The Conclusions of the Advocate General are not binding on the European Court of Justice. However, in most cases the ECJ Ruling follows the interpretation of the Advocate General. The final Ruling is expected in February/March 2020.
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
The Community Merger Regulation requires that all mergers, acquisitions and joint ventures involving companies that meet certain volume thresholds are subject to review by the EC rather than the national competition authorities. In accordance with the amended Community Merger Regulation, market concentrations that significantly impede effective competition in the market will be prohibited. The European Commission has the authority to apply the EU framework for the defense of the competition.

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
The main licenses and concessions held by Telefónica in Spain are listed at the end of this Appendix VI under the title “Main concessions and licenses held by the Telefónica Group”.
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
Fixed call termination market on individual networks
In July 2019, the CNMC carried out a new round of market analysis in terminated fixed networks, reaching the same conclusions as in the prior analysis and concluded that every single provider, including Telefónica de España, are dominants in terminating fixed networks and, as a consequence, are obliged to provide the terminating service applying cost-orientation and non-discrimination obligations to the rest of operators, according to a purely incremental costs model.
Relevant developments are the updating of terminating prices for the period 2019-2021, as well as the possibility of charging a surcharge for traffic originated outside the EU under the principle of reciprocity. The approved prices are as follows: from August 2019 until December 31, 2019 at €0.0643 per minute; from January 1, 2020 until December 31, 2020 at €0.0593 per minute and from January 1, 2021 at €0.0545 per minute.
Mobile market
Mobile network call termination
In January 2018, the CNMC adopted the final decision setting the rate of MTR for mobile operators at 0.0067 €/min during the year 2019.
Wholesale (physical) to network infrastructure access and wholesale broadband access
In February 2016, the CNMC adopted a Resolution which established the elimination of the 30 Mbps limit and the incorporation of geographical segmentation to the regulation for the residential customers, so that Telefónica is not obliged to offer wholesale broadband services access (bitstream) in the most competitive areas (66 cities). In this sense, Telefónica de España is only obliged to offer its wholesale broadband access services (bitstream) for residential segment in non-competitive areas. The price of fiber wholesale access services is calculated under a model of economic replicability of Telefónica's retail offerings in the residential and business segments. The price of access services to the copper network is cost oriented. For the business segment, the Resolution requires Telefónica de España to offer its wholesale broadband access services both on the copper and fiber network, throughout the national territory. It is anticipated that this Resolution will remain in force for at least five years. Its implementation is expected to result in a moderate increase of the current regulatory obligations of Telefónica in Spain, due to the mandatory granting of access to other operators to its fiber network, and due to certain aspects relating specifically to the business segment (high quality bitstream service for business customers with national coverage).
On January 18, 2017, the CNMC adopted a Resolution which approved the reference offer of the new wholesale unbundled virtual access service to Telefónica's new broadband Ethernet service (local NEBA). NEBA services are expected to allow alternative operators more flexibility to structure their retail offers over Telefónica's fiber network. In March 2018, the CNMC approved the methodology to be used to assess the maximum wholesale access price which Telefónica could charge to other operators for accessing the optical fiber network in regulated areas (NEBA Local and NEBA services), set at 17.57 €/month. This price will be updated twice a year in order to assess whether Telefónica's retail offers (broadband flagship products) are economically replicable with such price.
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
On December 28, 2018, the Government approved by Royal Decree 1517/2018, the modification of the regulatory framework applicable to Universal Service, eliminating the obligation to provide telephone directories that was assigned to Telefónica de España, S.A.U. from January 1, 2017, but maintaining its designation as operator in charge for the provision of a sufficient supply of public payphones until December 31, 2019. This Resolution has been appealed by Telefónica.
The Minister of Economy and Business has sent a draft proposal for the designation of Telefónica de España as the operator responsible for the Universal Service Obligation (Network access and telephone service, public payphones) for a period of three and two respectively from January 1, 2020.
Spectrum
In Spain, the auction for the 700 MHz band related to the "second digital dividend" is expected to occur during 2020, and it is probable that the spectrum in the 3.4-3.6GHz band, currently in use by the Ministerio de Defensa, will also be auctioned during 2020 (up to a maximum of 40MHz).
Additionally, Telefónica is in the process of extending its administrative concessions in the 3.4-3.6 GHz band (2x20 MHz) and the 2.1 GHz band (2x5 MHz+ 5 MHz). In both cases, the initial term of the concession expires in April 2020 with the possibility of an extension of 10 additional years (until 2030). As of December 31, 2019, Telefónica had completed the deployment of LTE nodes mandated by Ministerial Order of October 29, 2018 approving the Plan to enable access to broadband services at 30 Mbps speed or higher. This obligation applies to operators such as Telefónica holding licenses in the 800 MHz band, and compliance with the relevant loading conditions will be monitored by relevant administrative authorities over the next five years.
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
Spectrum
In Germany, on March 19, 2019, the auction for the allocation of the frequencies expiring at the end of 2020 and the end of 2025 at 2 GHz and the frequencies from 3.4 to 3.7 GHz began. In addition to Telefónica Deutschland Group, Vodafone GmbH, Telekom Deutschland GmbH and Drillisch Netz AG, part of the 1&1 Drillisch Group, were admitted to the auction. The auction ended on 12 June 2019. At 2 GHz, the Telefónica Deutschland Group acquired a paired block of 5 MHz with a running time from 2021 and a paired block of 5 MHz with a running time from 2026 as well as seven unpaired blocks of 10 MHz each at 3.6 GHz. The auctioned spectrum will run until the end of 2040.
With regard to payment, Telefónica Deutschland Group, like the other auction participants, reached an agreement with the Federal Republic of Germany on September 5, 2019, as part of a national mobile communications pact, on payment facilities in the form of deferrals and installments. In return, the Telefónica Deutschland Group undertook to build 333 additional mobile communications locations in white spots by the end of 2021; in addition, 99% of households nationwide are to be supplied with LTE by the end of 2020 and each federal state by the end of 2021.
The actions brought to court by Telefónica in the context of the above mentioned auction against the German NRA (BNetzA) Decisions I and II on the methods to award the frequencies and against Decisions III and IV on the conditions for frequency usage and auction rules are ongoing either in the first instance or on appeal.
On November 21, 2019, BNetzA has started an application procedure for the assignment of spectrum for local broadband in the 3.7 to 3.8 GHz range, in particular for 5G applications.
Overall mobile communications concept for 2019
On November 17, 2019, the German government implemented this decision by adopting a "mobile communications strategy" aimed at achieving rapid nationwide coverage. The strategy paper includes, among other things, the simplification and acceleration of approval procedures, an increase in the number of usable locations, a mobile radio subsidy program for rural areas, and the establishment of a mobile radio infrastructure company to support and accelerate the expansion of the network.

Merger of Telefónica and E-Plus
On December 18, 2019, Telefónica Deutschland and 1&1 Drillisch signed an agreement,approved by BNetza on January 29, 2020, to lease 1&1 Drillisch 2x 10 MHz in the 2.6 GHz band until the end of 2025, when this license expires. In return, Telefónica Deutschland will receive an annual fee. With this agreement, Telefónica Deutschland will comply with another commitment agreed with the EC, in the context of the merger of Telefónica Deutschland and E-Plus.
On February 22, 2019, the EC initiated formal proceedings against Telefónica Deutschland Group for the implementation of the commitment to grant 4G wholesale services resulting from the merger of Telefónica/E-Plus by issuing a Statement of Objections. Telefónica Deutschland commented on the Statement of Objections on April 26, 2019.
Merger of Vodafone and Unitymedia
On July 18, 2019, the EU Commission approved Vodafone's planned acquisition of Liberty Global's operations in Germany, the Czech Republic, Hungary and Romania. This includes in particular the operation of Liberty Global's cable networks in these countries. As the EC raised competition concerns in March 2019, in particular for Germany, the approval is conditional on the full implementation of a package of commitments submitted by Vodafone. The commitments also include an agreement between Telefónica Deutschland and Vodafone for access to the cable network of Vodafone and Unitymedia in Germany. The agreement has thus also been cleared by the EC and has become effective.
Market reviews
Mobile termination rates (MTR)
The most recently valid MTR of EUR 0.95 cents per minute expired on November 30, 2019. The MTR valid as of December 1, 2019, have been approved at 0.90 EUR cents per minute until November 30, 2020. As of November 30, 2021, a rate of 0.78 EUR cents per minute and from December 1, 2021 a rate of 0.70 EUR cents per minute was approved.
Fixed termination rates (FTR)
In a resolution dated June 28, 2019, BNetzA fixed the FTR retroactively for 2019 at EUR 0.08 cents per minute. For the year 2020 the rate is 0.06 EUR cents per minute and for the year 2021 0.05 EUR cents per minute.
BNetzA consultation and market studies on fiber optic infrastructures
The studies by BNetzA in 2017 on “Issues in rates regulation for FttH/B-based wholesale products with a view to the development of fiber optic infrastructures capable of high performance” as well as on the need for regulation and the existence of significant market power on markets 3a (wholesale local access provided at a fixed location) and 3b (wholesale central access provided at a fixed location for mass-market products) continued in 2018. The key aspect of these studies were questions of regulatory support for an accelerated roll-out of fiber optic networks based on rates and whether FttH/B-based wholesale products will continue to be assigned to the nationwide connection market in which copper-based connections and cable-based connections can also be found. Initial decisions are expected to be made in 2020.
United Kingdom
General legislative framework
The EU Regulatory Framework was implemented in the United Kingdom by the Communications Act in 2003. The Office of Communications, or Ofcom, is designated as the NRA responsible for the regulation of electronic communications networks and services.

The main licenses and concessions held by Telefónica in the United Kingdom are listed at the end of this Appendix VI under the title “Main concessions and licenses held by the Telefónica Group”.
Wholesale price regulation
Following a market review, mobile termination rates for all mobile providers, including the four national mobile communications operators are subject to controls based on the pure long-run incremental cost ("pure LRIC") approach. The present mobile wholesale termination rate is 0.479 ppm. That is expected to fall to 0.471 ppm from April 1, 2020 to March 31, 2021, subject to the rate of inflation.
Spectrum
From 2017, Telefónica United Kingdom has to maintain its obligations in the 800 MHz spectrum license, to provide indoor coverage to 98% of the United Kingdom population (and 95% of the populations of each of England, Wales, Scotland and Northern Ireland) and in its 900/1800 MHz spectrum license, to provide voice and text services to 90% of the UK landmass.
In an auction ending in April 2018, Telefónica United Kingdom won 20 year licences for 40 MHz of 2.3 GHz spectrum and 40 MHz of 3.4 GHz spectrum.
Ofcom is planning to auction 700 MHz and 3.6 GHz - 3.8 GH spectrum in the second quarter of 2020.
Separately, in October 2019, the Government announced its support of an industry proposal to bring 4G coverage to 95 per cent of the UK by 2025, through a shared rural network.
Brazil
General legislative framework
The delivery of telecommunications services in Brazil is subject to regulation under the regulatory framework provided in the General Telecommunications Law enacted in July 1997. The National Agency for Telecommunications (Agência Nacional de Telecomunicações or ANATEL), is the principal regulatory authority for the Brazilian telecommunications sector.
Brazilian competition regulation is based on Law No. 12529 of November 30, 2011. The Administrative Council for Economic Defense, or CADE, is the agency in charge of enforcing the competition rules.The antitrust law establishes a pre-merger notification regime for concentration transactions, with new turnover thresholds (one participant with gross revenue of 750 million Brazilian reals in Brazil and other participant with gross revenue of 75 million Brazilian reals in Brazil) and maximum time length for merger review procedure (240 days, extendable to 330 days).On October 18, 2016, CADE issued the Resolution No 17, which changed the rules concerning the mandatory notification of the so called ‘associative agreements’. The new regulation tends to reduce notifications of associative agreements that do not raise antitrust concerns.
Licenses
The main licenses and concessions held by Telefónica in Brazil are listed at the end of this Appendix VI under the title “Main concessions and licenses held by the Telefónica Group”.
In the state of São Paulo, Telefônica Brasil provides local and national long-distance fixed switched telephony services (STFC) under the so-called public regime, through a concession agreement which is expected to remain in force until 2025. On October 4, 2019, Law 13.879/2019 (resulting from PLC 79/2016) was published. This Law introduces changes to the telecommunications regulatory framework and is expected to have a significant impact on this industry, by allowing fixed-line concessions operators to migrate from a grant regime (in which the underlying assets reverts to the government at the end of the concession) to an authorization regime. According to the Law, ANATEL will be responsible for estimating the gains obtained by operators as a result of migrating from one regime to the other. The amount of such gains will translate into broadband related projects, which will need to be defined by ANATEL. Alternatively, if an operator chooses not to migrate to the authorization regime, existing contracts could be renewed beyond 2025. Additionally, in December 2019, a public consultation was launched to hire a consultant agency that will assist ANATEL in formulating the rules to be followed by operators who wish to migrate from the grant regime to the authorization regime. There is still a long process to an effective migration from one model to another, which can translate into an estimated period of between 12 and 18 months Until ANATEL regulate conditions and valuation criteria for migration, it is not possible to estimate the hypothetical investment obligations that ANATEL could impose on the concessionaires, including Telefónica Brazil.
At December 31, 2019, the estimated residual value of reversible assets was 8,260 million Brazilian reals (approximately 1,825 million euros under the exchange rate applicable on such date), 8,622 million Brazilian reals as of December 31, 2018 (approximately 1,943 million euros under the exchange rate applicable on such date).
In the other Brazilian states, Telefônica Brasil provides local, international and long-distance STFC, personal mobile service (SMP) and broadband multimedia communication services (which include the provision of fixed broadband connection) and pay TV services, all under the private regime.
Generally, current spectrum authorizations are valid for 15 years and can be renewed only once. Although the newly approved Law 13,879/2019 admits successive spectrum renewals, we cannot guarantee that the new conditions will apply to existing licenses. ANATEL may interpret that the new renewal conditions are valid only for authorizations issued from now. The Agency may also determine mandatory “refarming” processes in certain spectrum bands and refuse renewal requests. A refarming process can reduce the amount of spectrum available for each operator, depending on the configuration of the new blocks.
In particular, spectrum licences in the 850 MHz band will expire between 2020 and 2028. If a renewal is not allowed, it would be necessary to compete for new licenses in a spectrum auction. In addition, the coverage of our mobile services would be significantly affected. In certain regions, our services may be unavailable.
Regarding the 2.5 GHz and 450 MHz spectrum bands, licensed in certain cities, the regulator issued a decision in June 2019, which has been challenged, by Telefonica allowing the use of a satellite solution to meet existing commitments and obligations to increase the connection speed and ordering the termination of licenses relating to the 451 MHz to 458 MHz and 461 MHz to 468 MHz frequencies in cases where relevant operators have not used such frequencies within the deadline set in the relevant auction notice. Telefónica had not provided any services through the 450 MHz band by the relevant deadline, as relevant equipment was not available at such time. If challenges brought against this decision are not successful, Telefónica could lose its right to exploit the 450 MHz band.
In 2014, Telefónica Brazil acquired a license to use the700 MHz band. According to the bidding document, the awarded operators are obliged to constitute an independent entity in charge of the 700 MHz (currently, the band occupied by analog TV) reordering. This entity will have the financial resources to provide the equipment and support for the analog TV providers and for the final users (which, subject to the fulfillment of certain conditions, will have the right to receive Digital TV receivers). The federal regulation establishes a deadline for the implementation of the reorganization that ends in December 2018. Some interference problems were detected and solved during 2019. Currently, the 700MHz spectrum can be used for SMP coverage throughout the country.
On February 6, 2020, ANATEL has published a proposal regarding the 5G auction, that will be incorporated into a public consultation. It is expected that the auction will take place at the end of 2020 or 2021.The frequencies to be auctioned are 20 MHz of 700 MHz band for national blocks, 90 MHz of 2.3 GHz band for regional blocks, 400 MHz of 3.5 GHz for national and regional blocks and 3,200 MHz of 26 GHz for national and regional blocks.
Finally, the renewal of the Group’s spectrum in the 850 MHz band, in Rio de Janeiro (2020) and Brasilia (2021) is still pending.
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
Further, ANATEL’s Resolution No. 694 of July 17, 2018, changed article 41 of the Appendix II of the General Plan of Competition Goals (PGMC), and established the “bill and keep” between SMP and the non-SMP operators as 50/50%, from February 24, 2018 for the next 4 years, when this might be revised by ANATEL. Accordingly, the VU-M values (in Brazilian reals) for 2020 applicable to Telefónica Brazil are the following: i) Region I: 0,01863; ii) Region 2: 0,02128; and iii) Region 3: 0,04342.
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
In August 2018, the IFT awarded Telefónica two blocks of 20MHz on the 2500-2690MHz band, which is considered technologically neutral. It will be used mainly to increase the capacity of existing LTE services. The rules and the procedure of the auction were challenged by a third-party operator On November 28, 2019, this dispute was resolved in favor of Telefónica.
In Mexico, Telefónica México accepted the terms and conditions, established by the Instituto Federal de Telecomunicaicones (“IFT”) for the renewal of the 1900 MHz license, which expired in 2018.Notwithstanding the foregoing, on November 21, 2019, Pegaso PCS, S.A. de C.V. notified Ifetel of the waiver of its spectrum concessions with the total return of the 2500 MHz band and partial return of spectrum by Telefónica of the 1900 MHz band of between 10 and 20 MHz in regions 2, 3, 4, 6, 7, 8 and 9 in the year 2019.

Prices and tariffs
Tariffs charged to customers are not regulated. They are set by mobile operating companies and must be registered with the IFT, in order to be enforced.
Interconnection
On November 13, 2018, the IFT published the MTRs applicable to solve any conflicts regarding MTR during 2020. Such MTRs were set, for the Preponderant Economic Agent (Radiomóvil Dipsa, S.A. de CV- Telcel) at 0.025771 Pesos per minute, while for the non-preponderant ones they were set at 0.099287 Pesos per minute. These rates were calculated using the same method that was used the past years but adjusting the variables in the cost model. Both this decision and the one that established the MTRs applicable to 2018 and 2019 were challenged by Telefónica.
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

Additionally, Telefónica Chile has been granted licenses of public local phone services, Voice Over Internet Protocol services, concessions of long distance and concessions to install and exploit the national fiber optic network and mobile satellite. 2.6 GHz and 700 MHz concessions established an obligation for Telefónica Móviles Chile to provide a wholesale service to MVNOs, for what the latter had to published a completely Facilities Offer (including prices), available in non-discriminatory terms.
In September 2015, Decree No. 71/2015 of the Ministry of Transport and Telecommunications was published in the Official Journal, which granted to Telefónica Móviles Chile a service concession for transmitting data on the 713-748 MHz and 768-803 MHz frequency bands. A frequency block at the national level of 2x10 MHz was also awarded to the company through an auction procedure.
In Chile, the enforcement of the ruling issued by the Supreme Court ordering Telefónica Móviles Chile ("TMCH") to relinquish part of the spectrum acquired in 2014 (20 MHz) in the 700 MHz band, The court decision requires TMCH to dispose of 20 MHz, however allows TMCH to choose the band from which spectrum is relinquished. This decision must be complied with before 17 October 2021 and therefore, in November 2019 TMCH presented to Subtel and the TDLC the proposed bidding rules for TMCH’s direct sale of 10 MHz in the 1900 MHz band. The remaining 10 MHz were returned to Subtel through the resignation over two concessions in the 3500 MHz band (in the southern part of the country) that were not in use.
On December 5, 2019, and after consulting procedure, the TDLC notified resolution 59 through which it modified the 60 MHz cap, establishing percentage caps by macrobands. Against this resolution, claims were filed by some operators and Conadecus, which must be resolved by the Supreme Court.
Additionally, regarding the 3.5 GHz band, Subtel issued a decision on June 21, 2018 regarding the 3.4-3.8 GHz spectrum band, which, among other things, has suspended the granting of authorizations, the modification of concessions and the reception of network roll-outs in connection with this spectrum band. Its purpose is to carry out an in-depth study on the efficiency of the usage of this band for 5G and with the purpose of ensuring the efficient usage of this band in light of international best practices and the need for efficient spectrum management. The decision had a limited impact on Telefónica's operations as Telefónica Chile, S.A. only has 50 MHz of spectrum assigned in that band in Regions XI and XII (representing less than 2% of the population) those that were returned to Subtel through the concession waiver mechanism, as noted above. On October 3, 2018, Subtel modified the above mentioned resolution and resolved to release part of this spectrum to enable operators to provide wireless fixed services.
On November 20, 2018, Telefónica Chile, S.A. requested the TDFC to initiate a consultation process to determine whether the decision of Subtel regarding 3.5 GHz band violates competition law. The deadline for third parties to provide background information expired on February 18, 2019. To date, the resolution of the TDLC is pending.
On January 14, 2020, SUBTEL launched a public consultation on the upcoming auction, which is available for comments until February 14, 2020. SUBTEL intends to auction 30-year concessions in four bands - a total of 20MHz will be made available in the 700MHz band, 30MHz in the AWS band, 150 MHz in the 3.5 GHz band and 800 MHz in the 28GHz band.
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
A Tariff Decree regarding fixed termination rate was adopted for the 2014-2019 period. The new tariff came into force on May 8, 2014, and it applied a reduction of 37% from the one demanded the previous period. The new tariff decree for the period 2019-2024, which will enter into force retroactively in May 2019, is still under review by the Comptroller General of the Republic and represents a 65% drop from the previous value to reach a value of 1.3 CLP per minute during normal business hours.
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
The Ministry of Modernization issued resolution 286/2018 establishing a new interconnection regulation. Based on this, ENACOM set a local termination rate in the Fixed Telephony Service's networks equivalent to US $ 0.0045 per minute, for the local transit service a rate equivalent 0.0010 dollars per minute and for the service of long distance transport a rate equivalent to 0.0027 dollars per minute. A rate of 0.0108 dollars per minute applies to termination services in mobile networks.
Colombia
General regulatory framework
In Colombia there are different agencies responsible for decision-making in the Information Technology and Communications sector (ICT), among them are the Ministry of Information and Communication Technologies (MinTIC), the Communications Regulation Commission (CRC), the National Spectrum Agency (ANE), the Superintendence of Industry and Commerce (SIC).
Through Law 1341 of July 30, 2009, as amended by Law 1978 of 2019, ICT sector is modernized, the competences are distributed and a single regulator is created, with the purpose of encouraging investment in the sector and focus on connectivity, creating more and better services, as well as unifying the regulatory framework and strengthening public television and radio, a step is taken to a broader sector that involves the use and appropriation of ICT in all The themes of the Company.
Likewise, article 10 of Law 1341 of 2009 establishes the general rating regime for the provision of telecommunications networks and services, this rating is understood to be formally assorted, when the interested party is registered in the ICT register, provided by Article 15 of the abovementioned Law, in the same way. With the reform of this Law carried out with the Law 1978 of 2019, the subscription television service is included as provision of telecommunications networks and services and by virtue of the provisions of the transition regime established by such last mentioned regulation, the operators that to date of its publication, had concession contracts for the provision of television can qualify for general authorization and provide services in an environment of technological neutrality. Furthermore,telecommunications services keeps its status as public services in charge of the State.
Also, in accordance with the provisions of Article 11 of the Law 1341 of 2009, the use of the spectrum requires prior, express and granted permission by the MinTIC. As of 2019, the validity of the use permit is extended of spectrum and its renewal from 10 to 20 years. The regulation provides that the granting or renewal of the permit to use a segment of the radio spectrum will result in payment, in favor of the Information and Communications Technology Fund and in charge of the permit holder. This consideration may be partially paid, up to 60% of the total amount, through the execution of obligations to do, to expand the quality, capacity and coverage of the service, which benefits the poor and vulnerable population, or in remote areas, in public schools located in rural areas and other official institutions such as health centers and public libraries, as well as providing emergency networks.
Furthermore, in accordance with the provisions of article 23 of Law 1341 of 2009, modified in 2019, operators are generally authorized to provide telecommunications networks and services, which include the provision of Cellular Mobile Telephony, Fixed telephony and internet access services. Finally, as of July 26, 2019, by virtue of the acceptance of the general rating regime and the provisions of article 68 of Law 1341 of 209, modified in 2019, the subscription television service is included in the provision of telecommunications services.

On the other hand, the Colombian competition law is included in Law No. 155/1959, Decree No. 2153/1992 and Law No. 1340/2009 on restrictive trade practices.
Licenses
The spectrum use permits are as follows:
Resolution 597 of 2014, whereby the permit for the use of the spectrum was renewed in the bands 835.020 MHz to 844.980 MHz, 846.510 MHz to 848.970, 880.020 to 889.980 MHz, 891.510 MHz to 893,970 MHz, 1870 MHz to 1877.5 MHz and 1950 MHz to 1957.5, until March 28, 2024.

Resolution 2105 of 2011, whereby Telefónica Colombia was assigned permission to provide mobile services with 15 MHz of spectrum in the 1900 MHz band allocated in accordance with the conditions of the process provided for in Resolution 1157 of 2011. With this assignment, Telefónica Colombia has a total of 55 MHz of spectrum to provide mobile services distributed as follows: 30 MHz in the band in 1900 and 25 MHz in the band 850. The duration of the permit granted in 2011, for the use of 15 MHz in the 1900 band is 10 years as of October 20, 2011 extendable in accordance with the Law.
Similarly, in the 4G auction process, the Company obtained 30 MHz of spectrum in the band of 1710 MHz to 1755 MHz paired with 2110 MHz to 2,155 MHz, a resource that was assigned by Resolution 2625 of 2013, with a validity of 10 years, confirmed by Resolution 4121 of October 25, 2013. The duration of this license is 10 years, extendable in accordance with the Law.
On the other hand, with the issuance of the 1978 law of 2019, or of ICT modernization, the duration of the licenses for the use of the spectrum was extended by up to 20 years. It also establishes that the consideration for the use of the spectrum may be partially paid, up to 60% of the total amount, through the execution of obligations to do, to expand the quality, capacity and coverage of the service, which benefits the poor and vulnerable population, or in remote areas, in public schools located in rural areas and other official institutions such as health centers and public libraries, as well as providing emergency networks.
In December 2019, the ICT Ministry launched an auction process in the 700 MHz, 1900 MHz and 2500 MHz bands. Although Telefónica participated in this process, it decided not to acquire permits for the use of spectrum in these bands due to the high cost of the spectrum and the obligations associated with the licenses.
Interconnection
Mobile and fixed operators in Colombia have the right to interconnect to other operators’ networks. Before the intervention of regulatory authorities, operators must attempt direct negotiations. Interconnection must assure compliance with the objectives of non-discriminatory treatment, transparency, prices based on costs plus a reasonable profit and promotion of competition.
In February 2017, the CRC published resolution 5108 establishing, starting in 2017, symmetric reductions of 11.4 Colombian pesos per minute and 4.3 million Colombian pesos per monthly capacity to the termination rates for established operators and asymmetric termination rates of 24.58 Colombian pesos per minute and 9.8 million Colombian pesos per monthly capacity for new entrant operators in a five-year period. The CRC also adopted measures to promote the entry of MVNOs, including the regulation of prices for the access to the mobile networks.
In 2019, the CRC issued Resolution 5827 modifying theremuneration of the national automatic roaming (Roaming Automático Nacional or RAN) and the methodology to remunerate Mobile Virtual Network Operators (MVNO) service. In RAN, incoming traffic in voice processed with the National Automatic Roaming service will be remunerated by the Source Network Provider (who makes use of the facility) to the Visited Network Provider (Network Owner) for the charge value mobile access and not by RAN. This only applies when the Visited network provider has jointly deployed 3 or less sectors in 2G or 3G technologies.
In MVNO, he value of the average income (IPROM) in voice and data on which the discount is applied becomes calculated as the minimum between the average income per minute (ARPM) of the last two quarters prior to the report of the income and traffic information.

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
Television services

The Colombian national Television V authority (Autoridad Nacional de Televisión or ANTV) published the payment regime applicable to subscription television operators for providing their services, which has been in force since November 1, 2017. This regime sets forth variable tariffs based on income or fixed tariffs per user (whichever is higher), based on the population of each municipality.
With the modification in 2019 of the Law 1341 of 2009, the subscription television service is included as provision of telecommunications networks and services and, by virtue of the provisions of the transition regime, the operators that to date its publication, had concession contracts for the provision of television, can qualify for general authorization and provide services in an environment of technological neutrality.
In this regard, the consideration for the provision of the subscription television service is included in the general consideration regime established by the Law for the provision of telecommunications networks and services as from July 26, 2019, the date on which the general authorization regime was formalized.
Peru
General regulatory framework
The provision of telecommunications services in Peru is governed by the Telecommunications Law, its General Regulation and related regulations. In July 2012, the Peruvian Congress approved the Law of Promotion of the Broad Band and Construction of the National Fiber Optic Backbone, Law No. 29904. This Law declared both (i) the construction of a National Fiber Optic Backbone available to the government to make possible the connectivity by the broad band; and (ii) the access and use of the infrastructure associated with the public services of energy and hydrocarbon to facilitate the display of the telecommunication network for the provision of the broad band of public necessity. In addition, Law No. 29904 implied that operators of electric, transport and hydrocarbon infrastructure projects would have to install fiber optic that would be available to the government and given in concession to telecommunication operators. Also, this law established that a percentage of the capacity of the National Fiber Optic Backbone would be reserved to the government to satisfy its necessities. Additionally, this Law incorporated the obligation of the Internet services providers to comply with the Net Neutrality regulations. In this sense, the NRA, the Organismo Supervisor de las Telecomunicaciones (OSIPTEL), adopted regulations aimed at providing clear guidelines on the implementation of the net neutrality regime adopted in Peru in 2012 that are in force since January 1, 2017.
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
In November 2019, the government approved the Prior Control of Business Concentration Operations, applicable for those mergers, acquisitions, constitution of joint ventures or the acquisition of productive assets of economic agents that produce effects that restrict competition in the National territory. This regulation shall enter into force in August 2020.
Licenses
The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.
In October 2018, The Ministry of Transport and Communications approved a new regulation for the reorganization of frequency bands, known as "refarming". This could result in a spectrum award process in 2019 or 2020.
The renewal of concessions for the provision of fixed-line services, valid until 2027, was denied by the Ministry of Transportation and Communications after a request submitted in December 2013. In addition, the renewal of the 1900 MHz band in all of Peru (except for Lima and Callao), which expired in 2018, and of other telecommunication services was requested. Regarding these renewal requests the Ministry of Transportation and Communication has not made a decision yet but the concessions are still valid until a final decision is made.

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

Main concessions and licenses held by the Telefónica Group
The following tables list the concessions and licenses as at December 31, 2019 to use spectrum for mobile services and selected other applications in each country.

EUROPE	Frequency		Bandwidth (MHz)		Year of Exp. Date
Spain	800	MHz	20		2031
	900	MHz	29.6		2030
	1800	MHz	40		2030
	1900	MHz (TDD)	5		2020	(1)
	2100	MHz	29.6		2020	(1)
	2600	MHz	40		2030
	2600	MHz	20	(2)	2030
	2600	MHz (TDD)	10	(3)	2030
	3.5	GHz	40		2020	(1)
	3.7	GHz (TDD)	50		2038
United Kingdom	800	MHz	20		Indefinite	(4)
	900	MHz	34.8		Indefinite
	1800	MHz	11.6		Indefinite
	1900	MHz (TDD)	5		Indefinite
	2100	MHz	20		Indefinite
	2300	MHz (TDD)	40		Indefinite	(4)
	3.5	GHz (TDD)	40		Indefinite	(4)
Germany	700	MHz	20		2033
	800	MHz	20		2025
	900	MHz	20		2033
	1800	MHz	20		2033
	1800	MHz	20		2025
	1900	MHz (TDD)	5		2025
	1900	MHz (TDD)	5		2020
	2000	MHz (TDD)	14.2		2025
	2100	MHz	39.6		2020
	2100	MHz	29.7		2025
	2600	MHz	60		2025
	2600	MHz (TDD)	20		2025
	3.5	GHz (TDD)	70		2040
(1)Initial term until 2020, with the possibility of extending the concession until 18 April 2030.
(2) Regional licenses in Madrid and Melilla.
(3) National license excluding 2 regions (Madrid and Melilla).
(4) initial term of 20 years

BRAZIL (1)(2)	Frequency		Bandwidth (MHz)		Year of Exp. Date
	450	MHz	14	(3)	2027
	700	MHz	20		2029
	850	MHz	25	(4)	2020-2028	(5)
	900	MHz	5	(6)	2020-2023	(7)
	1800	MHz	20-50	(8)	2020-2023	(7)
	2100	MHz	20-30	(11)	2023
	2500	MHz	40	(9)	2027-2031	(10)
(1) Expiration date accounts for initial term of 15 years, another 15 years extension is contemplated in all licenses.
(2) Regional codes are included in Annex 1.
(3) SP State (towns with CN 13 to 19), MG and North East (AL, CE, PB, PE, PI, RN e SE).
(4) Except regions 2', 4', 6', 7', 7’’ and 10.
(5) Regional licenses expiring in different dates. This expiration date corresponds to the second 15 years term.
(6) Only in regions 3, 4, 4', 5, 6, 7, 8 and 9. Not in regions 1, 2, 2', 5', 6', 7', 7’’ and 10.
(7) Regional licenses: expiration and renewal dates are dependent on the region.

(8)20 MHz is the most common bandwidth, but it is higher in some regions (up to 50 MHz).
(9)40 MHz national license, plus Band P (20 MHz) in some areas.
(10) Band X will expire in 2027 and Band P will expire in 2031.
(11) 30 MHz in some regions.

HISPANOAMÉRICA	Frequency		Bandwidth (MHz)	Year of Exp. Date
Argentina	700	MHz	20	2033
	850	MHz (AMBA)	30	Indefinite
	850	MHz (Sur)	25	Indefinite
	1900	MHz (AMBA)	20	Indefinite
	1900	MHz (Norte)	50	Indefinite
	1900	MHz (Sur)	25	Indefinite
	1700	MHz/2100 MHz	20	2033
	2600	MHz	30	2035	(1)
	3.5	GHz	50	Indefinite	(2)
Chile	700	MHz	20	2045
	850	MHz	25	Indefinite
	1900	MHz	30	2032/2033	(3)
	2600	MHz	40	2043
	2600	MHz (TDD)	12	2038	(4)
Colombia	850	MHz	25	2024
	1700	MHz/2100 MHz	30	2023
	1900	MHz	15	2024
	1900	MHz	15	2021
Ecuador	850	MHz	25	2023
	1900	MHz	60	2023
Mexico(5)	850	MHz (Reg. 1, 2, 3, 4)	20	2020/2022	(6)
	850	MHz (Monterrey and surroundings)	1.92	2020
	1900	MHz (Reg. 1)	40	2020
	1900	MHz (Reg. 2)	50	2019/2022	(7)
	1900	MHz (Reg. 3)	60	2019/2020	(8)
	1900	MHz (Reg. 4)	50	2019/2020	(9)
	1900	MHz (Reg. 5)	50	2021
	1900	MHz (Reg. 6)	60	2019/2021	(10)
	1900	MHz (Reg.7)	60	2019/2020	(11)
	1900	MHz (Reg.8 - Guerrero, Oaxaca, Puebla,Tlaxcala and Veracruz)	60	2019/2022	(12)
	1900	MHz (Reg. 9 – Mexico D.F. )	70	2019/2021	(13)
	2600	MHz	40	2019	(14)
Peru	450	MHz	10	2028
	700	MHz	30	2036
	850	MHz	25	2030	(15)
	900	MHz (Lima and Callao)	10	2028
	900	MHz (Rest of provinces)	16	2028
	1700	MHz/2100 MHz	40	2033
	1900	MHz (Lima and Callao)	25	2030
	1900	MHz (Rest of provinces)	25	2018	(16)
	3.5	GHz	50	2027
Uruguay	700	MHz	30	2037
	850	MHz	25	2024
	1900	MHz	20	2022/2024	(17)
	1900	MHz	40	2033
	2600	MHz	40	2045
Venezuela	850	MHz	25	2022
	1900	MHz	50	2022

	1700	MHz/2100 MHz	20	2022
	2600	MHz	40	2029
	3.5	GHz	50	2026
Costa Rica	850	MHz	10.6	2026
	1800	MHz	30	2026
	1800	MHz	20	2032
	2100	MHz	20	2026
	2100	MHz	20	2032
El Salvador	850	MHz	25	2038
	1900	MHz	30	2041
(1) Covering 65% of the population.
(2) Only in 37 locations.
(3)20 MHz expires in November 2032; 10 MHz in April 2033. Ongoing process to return 10MHz by 2021 as a result of the ‘Subtel’ (Chilean National Regulator) proposal to comply with the High Court resolution (June 2018) that mandates operators to return certain amount of spectrum they acquired in the 700MHz auction in 2014.
(4) Only in Metropolitan Region.
(5) Regional codes are included in Annex 2.
(6) In Regions 1, 3 and 4: 20 MHz expires in 2020; In Region 2: 20 MHz expires in 2022.
(7)10 MHz expires in 31.12.2019; 40 MHz expires in 31.06.2022.
(8)20 MHz expires in 31.12.2019; 40 MHz expires in 31.12.2020.
(9)10 MHz expires in 31.12.2019; 40 MHz expires in 31.12.2020.
(10)10 MHz expires in 31.12.2019; 50 MHz expires in 31.12.2021.
(11)10 MHz expires in 31.12.2019; 50 MHz expires in 31.12.2020.
(12)10 MHz expires in 31.12.2019; 50 MHz expires in 30.06.2022.
(13)10 MHz expires in 31.12.2019; 60 MHz expires in 31.12.2021.
(14)40 MHz expires in 31.12.2019.
*The concessions indicated in points (6) to (14) have been renounced by Pegaso PCS, SA DE CV, anticipating its expiration dates to the dates listed. This renounce was notified to IFETEL on November 21, 2019.
(15) Provinces of Lima and Callao: expiration date of March 2030; rest of provinces in December 2030.
(16) Under review. Extension requested on May 30, 2016. According to the law, the license maintains its validity until the Ministry of Transport and Communications decides.
(17)10 MHz expires in 2022; 10 MHz in 2024.

Telefónica seeks to use its spectrum in the most efficient way, implementing LTE and LTE-Advanced where possible.
Besides the spectrum assets included in the above tables, Telefónica owns other assets of spectrum used for other services in higher frequency ranges (above 6 GHz), including access transport.

ANNEX 1

BRAZIL'S SPECTRUM PORTFOLIO: MEANING OF THE STATES, REGIONS AND SECTORS ACRONYMS
Acronym	State
AC	Acre
AL	Alagoas
AP	Amapá
AM	Amazonas
BA	Bahia
CE	Ceara
DF	Distrito Federal
ES	Espírito Santo
GO	Goiás
MA	Maranhão
MT	Mato Grosso
MS	Mato Grosso do Sul
MG	Minas Gerais
PA	Pará
PB	Paraíba
PR	Paraná
PE	Pernambuco
PI	Piauí
RJ	Rio de Janeiro
RN	Rio Grande do Norte
RS	Rio Grande do Sul
RO	Rondônia
RR	Roraima
SC	Santa Catarina
SP	São Paulo
SE	Sergipe
TO	Tocantins

Regions	States & towns included in the regions
1	SP (City)
2	SP (Interior)
2'	SP - towns of sector 33 of the GPLG
3	RJ and ES
4	MG
4'	MG - towns of sector 3 of the GPLG
5	PR and SC
5'	PR - towns of sector 20 of the GPLG
6	RS
6'	RS - towns of sector 30 of the GPLG
7	AC, DF, GO, MS, MT, RO and TO
7'	GO - towns of sector 25 of the GPLG
7''	MS - towns of sector 22 of the GPLG
8	AM, AP, MA, PA and RR
9	BA and SE
10	AL, CE, PB, PE, PI and RN

Sectors	GPLG - general plan of the licenses granted (geographic areas that correspond to the sectors)
1	RJ
2	MG - except towns included in sector 3
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

4	ES
5	BA
6	SE
7	AL
8	PE
9	PB
10	RN
11	CE
12	PI
13	MA
14	PA
15	AP
16	AM
17	RR
18	SC
19	PR –except towns included of sector 20
20	PR – towns of Londrina and Tamarana
21	MS – except the town integrating of sector 22
22	MS – town of Paranaíba
23	MT
24	TO and GO – except towns included in sector 25
25	GO – towns of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão
26	DF
27	RO
28	AC
29	RS
30	RS – towns of Pelotas, Capão do Leão, Morro Redondo and Turuçu
31	SP – except the towns included in sector 33
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