Form 20-F
period 2020-12-31
TELEFONICA S A
filed 2021-02-25
CIK 814052

As filed with the Securities and Exchange Commission on February 25, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
____________________________________

Washington, D.C. 20549
____________________________________

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
____________________________________
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Ordinary Shares, nominal value 1.00 euro per share*	TEF*	New York Stock Exchange*
American Depositary Shares, each representing one Ordinary Share	TEF	New York Stock Exchange
Guarantee ** by Telefónica, S.A. of the following, each of Telefónica Emisiones, S.A.U.
$750,000,000 Fixed Rate Guaranteed Senior Notes Due 2023	TEF/23	New York Stock Exchange
$1,500,000,000 Fixed Rate Senior Notes Due 2027	TEF/27	New York Stock Exchange
$2,000,000,000 Fixed Rate Guaranteed Senior Notes Due 2036	TEF/36	New York Stock Exchange
$750,000,000 Fixed Rate Senior Notes Due 2038	TEF/38	New York Stock Exchange
$2,500,000,000 Fixed Rate Senior Notes Due 2047	TEF/47	New York Stock Exchange
$1,250,000,000 Fixed Rate Senior Notes Due 2048	TEF/48	New York Stock Exchange
$1,250,000,000 Fixed Rate Senior Notes Due 2049	TEF/49	New York Stock Exchange
Guarantee ** by Telefónica, S.A. of the following, each of Telefónica Europe B.V.
$1,250,000,000 Fixed Rate Guaranteed Senior Notes Due 2030	TEF/30	New York Stock Exchange

*	Not for trading, but only in connection with the listing of American Depositary Shares, pursuant to the requirements of the New York Stock Exchange.

**	Not for trading, but only in connection with the listing of the $750,000,000 Fixed Rate Guaranteed Senior Notes Due 2023; $1,500,000,000 Fixed Rate Senior Notes Due 2027; $2,000,000,000 Fixed Rate Guaranteed Senior Notes Due 2036; $750,000,000 Fixed Rate Senior Notes Due 2038; $2,500,000,000 Fixed Rate Senior Notes Due 2047; $1,250,000,000 Fixed Rate Senior Notes Due 2048; and $1,250,000,000 Fixed Rate Senior Notes Due 2049; each of Telefónica Emisiones, S.A.U., and the $1,250,000,000 Fixed Rate Guaranteed Senior Notes Due 2030 of Telefónica Europe, B.V. (each a wholly-owned subsidiary of Telefónica, S.A.)

____________________________________
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
____________________________________
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
____________________________________
The number of outstanding shares of each class of capital stock of Telefónica, S.A. at December 31, 2020 was:
Ordinary Shares, nominal value 1.00 euro per share: 5,526,431,062
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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13 (a) of the Exchange Act. ☐

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012
Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this Annual Report can be identified, in some instances, by the use of words such as “will,” “shall,” “target,” “expect,” “aim,” “hope,” “anticipate,” “should,” “may,” “might,” “assume,” “estimate,” “plan,” “intend,” “believe” and similar language or other formulations of a similar meaning or, in each case, the negative formulations thereof. Other forward-looking statements can be identified in the context in which the statements are made or by the forward-looking nature of discussions of strategy, plans or intentions. These statements appear in a number of places in this Annual Report including, without limitation, certain statements made in “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and include statements regarding our intent, belief or current expectations with respect to, among other things:
•the effect on our results of operations of competition in telecommunications markets;
•trends affecting our business, financial condition, results of operations or cash flows;
•ongoing or future acquisitions, investments or divestments;
•our capital expenditures plan;
•our estimated availability of funds;
•our ability to repay debt with estimated future cash flows;
•our shareholder remuneration policies;
•supervision and regulation of the telecommunications sectors where we have significant operations;
•our existing or future strategic partnerships or joint ventures;
•the potential for growth and competition in current and anticipated areas of our business; and
•the outcome of pending or future litigation or other legal proceedings.
Such forward-looking statements are not guarantees of future performance and involve numerous risks and uncertainties, and actual results may differ materially from those anticipated in the forward-looking statements as a result of various factors. The risks and uncertainties involved in our businesses that could affect the matters referred to in such forward-looking statements include but are not limited to:
•changes in general economic, business or political conditions in the domestic or international markets in which we operate or have material investments that may affect our business, financial condition, results of operations, cash flows and/or the performance of some or all of our financial indicators, including as a result of the evolution of the COVID-19 pandemic, the uncertainties in Spain, the impact of Brexit, the worsening of the fiscal sustainability in some European countries or increasing trade tensions in certain parts of the world;
•compliance with data privacy regulations and the impact of our inability to comply with any such regulations, including liability for any loss, transfer or inappropriate modification of customer data or general public data stored on our servers or transmitted through our networks;
•exposure to currency exchange rates, interest rates or credit risk, including in relation to our investments or in some of our financial transactions;
•existing or worsening conditions in the international financial markets;
•the impact of current, pending or future legislation and regulation in countries where we operate, as well as any failure to renew or obtain the necessary licenses, authorizations and concessions to carry out our operations and the impact of limitations in spectrum capacity;

•compliance with anti-corruption laws and regulations and economic sanctions programs and the impact of any breach of any such laws, regulations and programs;
•our inability to anticipate or adapt in a timely manner to changing customer demands and/or new ethical or social standards;
•changes in our competitive position, including as a result of the evolution of competition and market consolidation in the markets where we operate, as well as the impact of any failure to comply with any antitrust regulations or any regulatory actions imposed by antitrust authorities;
•our inability to anticipate and adapt to the rapid technological changes that characterize the sector in which we operate, or to select the right investments to make;
•our dependence on suppliers and their failure to provide necessary equipment and services on a timely basis or otherwise meet our performance expectations;
•the impact of unanticipated network interruptions;
•the impact of cyber-threats and cyber-security actions;
•the impact of impairment charges on our goodwill, property, plant and equipment, intangible assets, deferred taxes or other assets as a result of changes in the regulatory, business, economic or political environment or other factors;
•the impact of a decrease in our liquidity or difficulties in our ability to finance ourselves;
•the outcome of pending or future litigation or other legal proceedings, and
•our ability to complete any pending acquisition, divestment or other significant transaction as planned or with the expected outcome (including our 50:50 Joint Venture with Liberty Global in the United Kingdom, the sale of Telxius’s telecommunications towers divisions in Europe and Latin America, the sale of Telefónica Costa Rica, and our acquisition of Oi Group’s mobile assets in Brazil, each as defined and further explained herein).
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
Below are definitions of certain technical terms used in this Annual Report:
"5G", is a technology succeeding the mobile technology called 4G. The aim is to make the navigation experience and Internet downloads more agile.
"Access" refers to a connection to any of the telecommunications services offered by Telefónica. A single fixed customer may contract for multiple services, and Telefónica believes that it is more useful to count the number of accesses a customer has contracted for, rather than to merely count the number of its customers. For example, a customer that has fixed line telephony service and broadband service is counted as two accesses rather than as one customer.
"ARPU" is total mobile service revenues during the relevant period divided by the average number of retail accesses (based on the beginning and the month-end number of retail accesses during such period), divided by the number of months in such period.
"Artificial Intelligence" is intelligent tasks carried out by machines.
"AWS" or Amazon Web Services refers to Amazon's service platform offering data base storage, content delivery and other functionalities that can help a business to grow. It is also more secure than a physical server.
"B2B" or business to business is the business segment.
"B2C" or business to customer is the residential segment.
"Bundle" refers to a combination of products that combine fixed services (wirelines, broadband and television) and mobile services.
"CATV" or community antenna television is a system of delivering television programming to consumers via radio frequency (RF) signals transmitted through coaxial cables, or in more recent systems, via light pulses through fiber-optic cables.
"Churn" is the percentage of disconnections over the average customer base in a given period.
"Cloud computing" is a service, whereby shared resources, software and information are provided to computers and other devices as a utility over a network (typically, the Internet).
"Cloud Phone" is an application that allows the transfer of files between two smartphones in a simple way.
"Commercial activity" includes the addition of new lines, replacement of handsets, migrations and disconnections.

"Connected car" is a vehicle equipped with Internet access and generally through a local wireless network or satellite.
"Convergent" refers to the offer of a fixed service together with a mobile service.
"Data ARPU" is data revenues during the relevant period divided by the average number of retail accesses (based on the beginning and the month-end number of retail accesses during such period), divided by the number of months in such period.
"Data revenues" include revenues from mobile data services such as mobile connectivity and mobile Internet, premium messaging, downloading ringtones and logos, mobile mail and SMS/MMS.
"Data traffic" includes all traffic from Internet access, messaging (SMS, MMS) and connectivity services over Telefónica's network.
"DTH (Direct-To-Home)" is a technology used for the provision of TV services.
"Fixed telephony accesses" includes public switched telephone network (PSTN) lines (including public use telephony), integrated services digital network (ISDN) lines and circuits, "fixed wireless" and Voice over IP accesses.
"FTRs" or Fixed termination rates is an established fixed network tariff that applies when a customer makes a call to someone in a network operated by another operator.
"FTTH" or Fiber to Home is the installation and use of optical fiber from a central point directly to individual buildings such as apartment buildings and businesses to provide high-speed Internet access.
"FTTx" is a generic term for any broadband network architecture that uses optical fiber to replace all or part of the metal local loop.
"GHz" means gigahertz.
"ICT" or information communication technology is the acquisition, processing, storage and dissemination of vocal, pictorial, textual and numerical information by a microelectronics-based combination of computing and telecommunications.
"Interconnection revenues" means revenues received from other operators which use Telefónica's networks to connect to or finish their calls and SMS or to connect to their customers.
"Internet and data accesses", "Fixed broadband accesses" or "FBB accesses" include broadband accesses (including retail asymmetrical digital subscriber line (ADSL), very high bit-rate digital subscriber line (VDSL), satellite, fiber optic and circuits over 2 Mbps), narrowband accesses (Internet service through the PSTN lines) and the remaining non-broadband final customer circuits. Internet and data accesses also include "Naked ADSL", which allows customers to subscribe for a broadband connection without a monthly fixed line fee.
“IoT” or Internet of Things refers to technologies that allow both mobile and wired systems to communicate with other devices with the same capability.
"IPTV" or Internet Protocol Television refers to distribution systems for television subscription signals or video using broadband connections over the IP protocol.
"ISDN" or Integrated Services Digital Network is a format commonly used for transmitting information through a digital high speed connection.
"Local loop" means the physical circuit connecting the network termination point at the subscriber's premises to the main distribution frame or equivalent facility in the fixed public telephone network.
"LTE" or Long-Term Evolution is a 4G mobile access technology.
"Market share" is the percentage ratio of the number of final accesses over the existing total market in an operating area.
"Mb" means Megabytes.
"MHz" means megahertz.

"MMS" or Multimedia Messaging Service is a standard messaging system allowing mobile phones to send and receive multimedia content, including sound, video and photos.
"Mobile accesses" include accesses to the mobile network for voice and/or data services (including connectivity). Mobile accesses are categorized into contract, prepay and IoT accesses.
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
"MVNO" or mobile virtual network operator is a mobile operator that provides mobile services through another mobile operator. An MVNO pays a determined tariff to such mobile network operator for using the infrastructure to facilitate coverage to its customers.
"Net adds/Net loss" is the difference between the customer base in a certain period compared to a different period.
"OTT services" or over the top services means services provided through the Internet (such as television and video streaming).
"Pay TV" includes cable TV, direct to home satellite TV (DTH) and IPTV.
"PSTN" is Public Switched Telephone Network.
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
"Smart Wi-Fi" is an application in which users can control their Wi-Fi network and the devices connected to it from their mobile.
"SMS" means short messaging service.
"STB (Set-top box)" is a device that converts a digital television signal to analogue for viewing on a conventional set, or that enables cable or satellite television to be viewed.
"Tbps" means terabytes per second.
"Tracker" is a special server which contains the information needed for users to connect with other users.
"UBB" or Ultra Broadband is the fiber-to-the-premise broadband which is capable of giving a minimum download speed of 100 Mbps and a minimum upload speed of 50 Mbps.
"Voice traffic" means voice minutes used by Telefónica's customers over a given period, both outbound and inbound.
"VoIP" means voice over Internet protocol.
"VPN" or Virtual Private Network extends a private network across a public network and enables users to send and receive data across shared or public network.
"Wholesale accesses" means accesses Telefónica provides to other companies, who then sell services over such accesses to their residential and corporate clients.

PRESENTATION OF CERTAIN FINANCIAL INFORMATION
In this Annual Report, references to “U.S. dollars,” “dollars” or “$,” are to United States dollars, references to “pounds sterling,” “sterling” or “£” are to British pounds sterling, references to “real” or "reais" refer to Brazilian real and references to “euro”, “euros” or “€” are to the single currency of the participating member states in the Third Stage of the European Economic and Monetary Union pursuant to the treaty establishing the European Community, as amended from time to time.
Our consolidated financial statements as of December 31, 2020 and 2019, and for the years ended December 31, 2020, 2019 and 2018 included elsewhere in this Annual Report, including the notes thereto (the “Consolidated Financial Statements”), are prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

PART I
Item 1. Identity of Directors, Senior Management and Advisors
A. Directors and Senior Management
Not applicable.
B. Advisers
Not applicable.
C. Auditors
Not applicable.
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
A. Selected Financial Data
The following table presents certain selected consolidated financial data. It is to be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, “Item 4. Information on the Company—Business Overview” and the Consolidated Financial Statements. The consolidated income statements and the consolidated statements of cash flows data for the years ended December 31, 2018, 2019 and 2020 and the consolidated statements of financial position data as of December 31, 2019 and 2020 set forth below are derived from, and are qualified in their entirety by reference to the Consolidated Financial Statements.
Our Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB.

The basis of presentation is described in detail in Note 2 to our Consolidated Financial Statements.

Millions of euros	2016	2017	2018	2019	2020
Consolidated Income Statements Data
Revenues	52,036	52,008	48,693	48,422	43,076
Other income	1,763	1,489	1,622	2,842	1,587
Supplies	(15,242)	(15,022)	(14,013)	(13,635)	(13,014)
Personnel expenses	(8,098)	(6,862)	(6,332)	(8,066)	(5,280)
Other expenses	(15,341)	(15,426)	(14,399)	(14,444)	(12,871)
Depreciation and amortization	(9,649)	(9,396)	(9,049)	(10,582)	(9,359)
OPERATING INCOME	5,469	6,791	6,522	4,537	4,139
Share of (loss) income of investments accounted for by the equity method	(5)	5	4	13	2
Net finance expense	(2,706)	(2,290)	(1,232)	(1,953)	(1,740)
Net exchange differences	487	91	277	121	182
Net financial expense	(2,219)	(2,199)	(955)	(1,832)	(1,558)
PROFIT BEFORE TAX	3,245	4,597	5,571	2,718	2,583
Corporate income tax	(846)	(1,219)	(1,621)	(1,054)	(626)
PROFIT FOR THE YEAR	2,399	3,378	3,950	1,664	1,957
Attributable to equity holders of the parent	2,369	3,132	3,331	1,142	1,582
Attributable to non-controlling interests	30	246	619	522	375

Other Data
Weighted average number of shares-Basic (thousands)(1)	5,390,701	5,443,611	5,461,067	5,453,145	5,471,160
Basic and diluted earnings per share attributable to equity holders of the parent (euro)(1)	0.39	0.52	0.54	0.16	0.24
Basic and diluted earnings per ADS (euro)(1)	0.39	0.52	0.54	0.16	0.24
Weighted average number of ADS-Basic (thousands)(1)	5,390,701	5,443,611	5,461,067	5,453,145	5,471,160
Dividends per ordinary share (cash and scrip) (euro)	0.75	0.40	0.40	0.40	0.40
Dividends per ordinary share (cash and scrip) ($)(2)	0.82	0.46	0.46	0.45	0.47

Consolidated Statements of Financial Position Data
Cash and cash equivalents	3,736	5,192	5,692	6,042	5,604
Property, plant and equipment	36,393	34,225	33,295	32,228	23,769
Total assets	123,641	115,066	114,047	118,877	105,051
Non-current liabilities	59,805	59,382	57,418	63,236	58,674
Equity	28,385	26,618	26,980	25,450	18,260
Capital stock	5,038	5,192	5,192	5,192	5,526

Consolidated Statements of Cash Flows Data
Net cash provided by operating activities	13,338	13,796	13,423	15,022	13,196
Net cash used in investing activities	(8,208)	(10,245)	(8,685)	(5,641)	(7,790)
Net cash used in financing activities	(4,220)	(1,752)	(3,880)	(9,021)	(5,438)
(1)The per share and per ADS computations for all periods presented have been reported using the weighted average number of shares and ADSs, respectively, outstanding for each period, and have been adjusted to reflect the stock dividends which occurred during the periods presented, as if these had occurred at the beginning of the earliest period presented and have also been adjusted for the mandatorily convertible notes issued in 2014, which matured in 2017. In accordance with IAS 33 (“Earnings per share”), the weighted average number of ordinary shares (including in the form of ADSs) outstanding for each of the periods covered has been restated to reflect the issuance of shares pursuant to Telefónica’s scrip dividend in December 2016, June 2020 and December 2020.
(2)Quantities in U.S. dollars are calculated in accordance with the conversion rate published by the Depositary (Citibank, N.A.) in connection with each dividend payment.

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
These risks are currently considered by the Telefónica Group to be material, specific and relevant to consider in making an informed investment decision in respect of the Company. However, the Telefónica Group is subject to other risks that have not been included in this section based on the Telefónica Group's assessment of their specificity and materiality depending on the Group's assessment of their probability of occurrence and the potential magnitude of their impact.
Risks are presented in this section grouped into four categories:
- Business
- Operational
- Financial
- Legal and compliance
These categories are not presented in order of importance. However, within each category, the risk factors are presented in descending order of importance, as determined by Telefónica at the date of this document. Telefónica may change its vision about their relative importance at any time, especially if new internal or external events arise.
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

The reinforcement of competitors, the entry of new competitors, or the merger of operators in certain markets, may affect Telefónica's competitive position, negatively affecting the evolution of its revenues and market share. In addition, changes in competitive dynamics in the different markets in which we operate, such as in Chile and Peru, where there are aggressive customer acquisition offers, including unlimited data and discounts on certain services, among others, can affect the competitive position and the efficiency of Telefónica's operations.

If Telefónica is not able to successfully face the challenges posed by its competitors, the Group's business, financial condition, results of operations and/or cash flows could be adversely affected.
The Telefónica Group's strategy which is focused on driving new digital businesses and providing data-based services, increases its exposure to risks and uncertainties arising from data privacy regulation.

The Telefónica Group's commercial portfolio includes products and/or services which are based on the use, standardization and analysis of data, as well as the deployment of advanced networks and the promotion of new technologies related to Big Data, Cloud Computing, Cybersecurity, Artificial Intelligence and the Internet of Things ("IoT").
The large amount of information and data that is processed throughout the Group (approximately 345.4 million accesses associated with telecommunications services, digital products and services and Pay TV and 112,797 employees as of December 31, 2020), increases the challenges of complying with privacy regulations. Moreover, there is a risk that measures adopted in response to these regulations may stifle innovation. Conversely, the Group’s efforts to promote innovation may result in increased compliance risks and costs.
One of the most important pieces of regulation for the Telefónica Group’s operations in the European Union is Regulation (EU) 2016/679 of the European Parliament and Council of April 27, 2016, on the protection of natural persons with regard to the processing of personal data and on the free movement of such data ("GDPR"), which content has become a benchmark for all countries where the Telefónica Group operates. In addition, progress continues to be made on the proposal for a future European regulation concerning the respect for privacy and protection of personal data in electronic communications ("e-Privacy Regulation"), which would repeal Directive 2002/58/EC. If approved, this proposal could establish additional and more restrictive rules than those established in the GDPR, which may increase compliance risks and costs.
Moreover, on July 16, 2020, the Court of Justice of the European Union issued a judgment which annulled, without granting a grace or transition period, the European Commission’s Decision (EU) 2016/1250 of July 12, 2016 on the adequacy of the protection provided by the EU-U.S. Privacy Shield. Accordingly, such framework is not a valid mechanism to comply with EU data protection requirements when transferring personal data from the European Union to the United States. As a result of that decision, the Telefónica Group has been, among other measures, reviewing and where applicable revising, in a short period of time, international data transfers being made by the Telefónica Group companies from the European Economic Area ("EEA") to suppliers located in the United States with a view to minimizing the risk of breach of the GDPR. However, due to the complexity and uncertainties coming from the aforementioned judgement there can be no assurance that any such measures have been or will be fully effective in preventing a breach of the GDPR. In addition, there can be no assurance that the transfers which began under the framework of the EU-U.S. Privacy Shield did not result in a breach of the GDPR.
In addition, the following recent and prospective regulatory developments may be material to the Telefónica Group’s operations: (i) in the United Kingdom, its exit from the European Union means that the Group must monitor how its operations and business in the United Kingdom are affected in terms of applicable privacy regulations and, specifically, the flow of data to and from the United Kingdom. The Trade and Cooperation Agreement between the United Kingdom and the European Union reached on December 24, 2020, which has been applied provisionally pending ratification by the authorities of the European Union, contains a Final Provision according to which, from January 1, 2021 and for a period of four months, extendable by two more months, the transmission of personal data from the EEA to the United Kingdom will not be considered a transfer to a third country in accordance with the GDPR. The Final Provision will cease to be in effect if, during this period, the European Commission adopts an adequacy decision in relation to the United Kingdom. If the European Commission fails to adopt such a decision during this period, or if such adequacy decision contains terms which are more onerous than those currently in place, the Telefónica Group may face similar challenges as it is currently facing with respect to data transfers to the United States and may have to review and, where appropriate, revise the transfers of personal data to the United Kingdom; and (ii) in Latin America, Law No. 13,709 (LGPD) in Brazil imposes standards and obligations similar to those required by the GDPR, including a sanctioning regime which will be in force from August 2021, with fines for non-compliance of up to 2% of the Group's income in Brazil in the last financial year subject to a limit of 50 million Brazilian reals (approximately 8 million euros based on the exchange rate as of December 31, 2020) per infraction. In other countries of Latin America where the Group operates, such as Ecuador, Argentina and Chile, there are regulatory proposals to bring regulation more in line with the provisions set forth in the GDPR, which may increase compliance risks and costs.
Data privacy protection requires careful design of products and services, as well as robust internal procedures and rules that can be adapted to regulatory changes where necessary, all of which entails compliance risk. Failure to maintain adequate data security and to comply with any relevant legal requirements could result in the imposition of significant penalties, damage to the Group's reputation and the loss of trust of customers and users.
Telefónica's reputation depends to a large extent on the digital trust it is able to generate among its customers and other stakeholders. In this regard, in addition to any reputational consequences, it is important to note that, in the European Union, very serious breaches of the GDPR may entail the imposition of administrative fines of up to the larger of 20 million euros and 4% of the infringing company’s overall total annual revenue for the previous financial year. Furthermore, once it is approved, the e-Privacy Regulation may set forth sanctions for breaches of it similar to those provided for in the GDPR.
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
Many of the Group’s activities (such as the provision of telephone services, Pay TV, the installation and operation of telecommunications networks, etc.) require licenses, concessions or authorizations from governmental authorities, which typically require that the Group satisfy certain obligations, including minimum specified quality levels, and service and coverage conditions. If the Telefónica Group breaches any of such obligations it may suffer consequences such as economic fines or, in a worst-case scenario, other measures that would affect the continuity of its business. Exceptionally, in certain jurisdictions, the terms of granted licenses may be modified before the expiration date of such licenses or, at the time of the renewal of a license, new enforceable obligations could be imposed or the renewal of a license could be refused.
Additionally, the Telefónica Group could be affected by the regulatory actions of antitrust authorities. These authorities could prohibit certain actions, such as new acquisitions or specific practices, create obligations or impose heavy fines. Any such measures implemented by the antitrust authorities could result in economic and/or reputational loss for the Group, in addition to a loss of market share and/or harm to the future growth of certain of its businesses. For example, on February 22, 2019, the European Commission started an investigation of Telefónica Deutschland in respect of the Group's compliance with its commitments undertaken in the merger with E-Plus in 2014. In this context, Telefónica Deutschland has adjusted the conditions of 4G wholesale services.
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
The intention of the Group is to maintain current spectrum capacity and, if possible, to expand it, specifically through the participation of the Group in spectrum auctions which are expected to take place in the next few years, which will likely require cash outflows to obtain additional spectrum or to comply with the coverage requirements associated with some of the related licenses.
In Europe, two auction processes are expected in the near term: (i) in Spain, a spectrum auction of 75 MHz, in the band 700 MHZ, is expected to take place in April 2021; and (ii) in the United Kingdom, an auction for the 700 MHz and the 3.6-3.8 GHz bands is expected to take place in March 2021, although such auction could be delayed.
In Latin America, several auction processes are expected in the near term: (i) in Brazil, on February 5, 2020, ANATEL published the proposal for the 5G public auction. It is expected that the auction of 20 MHz of the 700 MHz band, 90 MHz of the 2.3 GHz band, 400 MHz of the 3.5 GHz band and 3,200 MHz of the 26 GHz band will take place in 2021; (ii) in Colombia, the "5G Plan" as well as the 2020-2024 Spectrum Public Policy and the 2020-2024 Spectrum Allocation Framework Plan were published. These policy documents announced actions to auction the remaining spectrum in the 700 MHz, 1,900 MHz and 2,500 MHz bands, without indicating a concrete time frame. Additionally, spectrum in the 3.5 GHz band is planned to be assigned in the second quarter of 2021; however, this auction could be postponed until 2022. Telefónica has requested the Ministerio de las Tecnologías de la Información y las Comunicaciones (MinTic) to delay the spectrum auction in the 3.5 GHz band, considering that the market is not yet sufficiently prepared. It has also proposed the revision of the spectrum valuation methodology downwards, in order to align costs with the spectrum value generation capacity. Finally, although it is in favor of increasing the spectrum caps, Telefónica has requested additional measures to avoid resource monopolization by the dominant operator; and (iii) in Peru, auctions were announced for the bands 1,750 - 1,780 MHz, 2,150 - 2,180 MHz and 2,300 - 2,330 MHz, which may take place during 2021. In addition, the Ministry of Transportation and Communications has started a public consultation regarding 5G and an auction model for the 3.5 GHz and 26 GHz bands.
Existing licenses: renewal processes and modification of conditions for operating services.
The revocation or failure to renew the Group’s existing licenses, authorizations or concessions, or any challenges or amendments to their terms, could materially adversely affect Telefónica’s business, financial condition, results of operations and/or cash flows.
In Germany, Telefónica's and other parties’ legal actions against Decisions III and IV adopted by the German regulator on the conditions of use of frequencies and the rules of the spectrum of the 2 GHz and 3.4-3.7 GHz bands auction, that ended on June 12, 2019, are pending. With its appeals, Telefónica is challenging in particular the imposed coverage obligations and the requirement to negotiate on network access. Other parties inter alia claim that the obligation to negotiate with other operators is not strict enough. It is yet unclear to what extent these different actions will affect the regulator’s Decisions III and IV.
With respect to Latin America:

In Brazil, the publication by ANATEL of two regulations for the development of Law 13,879/2019 regarding the migration from the concession regime to the authorization regime are pending. ANATEL is working on the methodology for calculating the migration balance and there is a risk that consensus will not be reached between the parties regarding the migration calculation. If a decision is made not to migrate, the Telefónica Servicio de Telefonía Fija Conmutada (STFC) concession will remain in force until 2025. In addition, Telefónica could lose its right to operate spectrum in the 450 MHz band, granted in certain cities, if Telefónica’s appeal against a decision adopted by the regulator in June 2019 is not successful. Furthermore, regarding the extension of the 850 MHz band authorizations, ANATEL agreed to extend the current authorizations for the use of radio frequencies in Bands A and B, proposing their approval, on a primary basis, until November 29, 2028, if the legal and regulatory requirements are met. However, Telefónica has appealed the regulator's decision related to the amount due for the extension, arguing that it should be calculated based on net present value parameters to reflect the real economic value (market value) of the bands.
In Peru, an arbitration process was started by the Group, to challenge the decision adopted by the Ministry of Transportation and Communications (“MTC”), denying the renewal of concessions for the provision of fixed-line services, valid until 2027. Nevertheless, Telefónica del Perú S.A.A. holds other concessions for the provision of fixed-line services that allow it to provide these services beyond 2027. The renewal of the 1,900 MHz band in all of Peru (except for Lima and Callao), which expired in 2018, and of other telecommunications services were requested by the Group and a decision by the MTC, is still pending. Nevertheless, these concessions are valid while the procedures are in progress.
In Colombia, the period to request the renewal of the license to use 15 MHz in the 1,900 MHz band, will expire in April 2021. Unless it is renewed, the license will expire on October 18, 2021. MinTic must establish the renewal conditions in accordance with law 1978/19, which implies market prices conditions, extends the license periods to a maximum of 20 years and allows paying up to 60% of the price of the spectrum through obligations to do or take action.
In Chile, as a result of the Supreme Court ruling on the 700 MHz tender, Telefónica Móviles Chile returned 50 MHz in the 3.5 GHz band to the State in two regions in the south of the country and auctioned 10 MHz of the 1,900 MHz band, the result of which was announced on December 21, 2020.
In Argentina, in connection with Decree of Necessity and Urgency 690/2020 ("DNU 690/2020"), Telefónica de Argentina, S.A. and Telefónica Móviles Argentina, S.A. (collectively, “Telefónica Argentina”) has filed a lawsuit against the Argentine State, in connection with a series of contracts for licenses to provide services and spectrum use authorizations entered into between Telefónica Argentina and the Argentine State, including the licenses resulting from the 2014 spectrum auction. Such contracts and their regulatory framework stated that the services provided by Telefónica Argentina were private and prices would be freely set by Telefónica Argentina. However, DNU 690/2020, by providing that the services will be "public services" and that prices will be regulated by the

Argentine State, substantially modifies the legal status of those contracts, affecting the performance of their obligations and substantially depriving Telefónica Argentina of essential rights derived from those contracts.
During 2020, the Group's consolidated investment in spectrum acquisitions and renewals amounted to 126 million euros (1,501 million euros in 2019, 1,425 million euros of which corresponded to spectrum acquisition in Germany), representing 0.3% of the Group's consolidated revenues for 2020 (3.1% in 2019). In the event that the licenses mentioned above are renewed or new spectrum is acquired, it would involve additional investments by Telefónica.
Further information on certain key regulatory matters affecting the Telefónica Group and the concessions and licenses of the Telefónica Group can be found in the Appendix VI of the Consolidated Financial Statements: "Key regulatory issues and concessions and licenses held by the Telefónica Group".
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
As of December 31, 2020, the Group depended on three handset suppliers (one of them located in China) and eight network infrastructure suppliers (two of them located in China), which, together, accounted for 87% and 80%, respectively, of the aggregate value of contracts awarded in 2020 to handset suppliers and network infrastructure suppliers, respectively. One of the handset suppliers represented 54% of the aggregate value of contracts awarded in 2020 to handset suppliers.
These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own stock shortfalls and business requirements or for other reasons.
If suppliers cannot supply their products to the Telefónica Group within the agreed deadlines or such products and services do not meet the Group's requirements, this could hinder the deployment and expansion plans of the network. This could in certain cases affect Telefónica's compliance with the terms and conditions of the licenses under which it operates, or otherwise adversely affect the business and operating results of the Telefónica Group. In addition, the possible adoption of new protectionist measures in certain parts of the world, including as a result of trade tensions between the United States and China, and/or the adoption of lockdown or other restrictive measures as a result of COVID-19 or any other crisis or pandemic, may have an adverse impact on certain of Telefónica's suppliers and other players in the industry. The imposition of trade restrictions and any disruptions in the supply chain could result in higher costs and lower margins or affect the ability of the Telefónica Group to offer its products and services and could adversely affect the Group's business, financial condition, results of operations and/or cash flows.
During 2020, specific monitoring has been carried out and action plans have been developed by the Group with respect to the supply chain challenges resulting from the pandemic, as well as the potential discontinuation of use of some suppliers as a result of the US-China conflict. These developments may adversely affect the Group's business, financial condition, results of operations and/or cash flows.
Telefónica operates in a sector characterized by rapid technological changes and it may not be able to anticipate or adapt to such changes or select the right investments to make.
The pace of innovation and Telefónica's ability to keep up with its competitors is a critical issue in a sector so affected by technology such as telecommunications. In this sense, significant additional investments will be needed in new high-capacity network infrastructures to enable Telefónica to offer the features that new services will demand, through the development of technologies such as 5G or fiber optic.
New products and technologies are constantly emerging that can render products and services offered by the Telefónica Group, as well as its technology, obsolete. In addition, the explosion of the digital market and the entrance of new players in the communications market, such as mobile network virtual operators ("MNVOs"), internet companies, technology companies or device manufacturers, could result in a loss of value for certain of the Group's assets, affect the generation of revenues, or otherwise cause Telefónica to have to update its business model. In this respect, revenues from traditional voice business are shrinking, while new sources of revenues are increasingly derived from connectivity and digital services. Examples of these services include video, IoT, security, Big Data and cloud services.
One of the technologies currently being developed by telecommunications operators, including Telefónica (in Spain and Latin America), is the new FTTx type networks which allow the offering of broadband accesses over fiber optics with high performance. However, the deployment of such networks, in which the copper of the access loop is totally or partially replaced by optical fiber, necessitates high levels of investment. As of December 31, 2020, in Spain, fiber coverage reached 25.2 million premises. There is a growing demand for the services that these new networks can offer to the end customer. However, the high levels of investment required by these networks result in the need to continuously consider the expected return on investment, and no assurance can be given that these investments will be profitable.
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
All of this forces Telefónica to continuously invest in the development of new products, technology and services to continue to compete effectively with current or future competitors, and, for this reason, the Group's profit and margins could be reduced or such investment could not lead to the development or commercialization of successful new products or services. To contextualize the size of the Group's investments, total research and development expenditure in 2020 was 959 million euros (866 million euros and 947 million euros in 2019 and 2018, respectively). These expenditures represented 2.2%, 1.8% and 1.9% of the Group's consolidated revenues in 2020, 2019 and 2018, respectively. These figures have been calculated using the guidelines established in the Organization for Economic Co-operation and Development ("OECD") manual.
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
To maintain and improve its position in the market vis-à-vis its competitors, it is vital that Telefónica: (i) anticipates and adapts to the evolving needs and demands of its customers, and (ii) avoids commercial or other actions or policies that may generate a negative perception of the Group or the products and services it offers, or that may have or be perceived to have a negative social impact. In addition to harming Telefónica's reputation, such actions could also result in fines and sanctions.
In order to respond to changing customer demands, Telefónica needs to adapt both (i) its communication networks and (ii) its offer of digital services.
The networks, which had historically focused on voice transmission, are evolving into increasingly flexible, dynamic and secure data networks, replacing, for example, old copper telecommunications networks with new technologies such as fiber optics, which facilitate the absorption of the exponential growth in the volume of data demanded by the Group's customers.
In relation to digital services, customers require an increasingly digital and personalized experience, as well as a continuous evolution of the Group's product and service offering. In this sense, new services such as "Smart Wi-Fi" or "Connected Car", which facilitate certain aspects of the Group's customers' digital lives, are being developed. Furthermore, new solutions for greater automation in commercial services and in the provision of the Group's services are being developed, through new apps and online platforms that facilitate access to services and content, such as new video platforms that offer both traditional Pay TV, video on demand or multi-device access. However, there can be no assurance that these and other efforts will be successful. For example, if streaming television services, such as Netflix or others, become the principal way television is consumed to the detriment of the Group's Pay TV service, the Group's revenues and margins could be affected.

In the development of all these initiatives it is also necessary to take into account several factors: on one hand, there is a growing social and regulatory demand for companies to behave in a socially responsible manner, and, on the other hand, the Group's customers are increasingly interacting through online communication channels, such as social networks, in which they express this demand. The Company's ability to attract and retain clients depends on their perceptions regarding the Group's reputation and behavior. The risks associated with potential damage to a brand's reputation have become more relevant, especially due to the impact that the publication of news through social networks can have.
If Telefónica is not able to anticipate or adapt to the evolving needs and demands of its customers or avoid inappropriate actions, its reputation could be adversely affected, or it could otherwise have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
Operating Risks.
Information technology is key to the Group's business and is subject to cybersecurity risks.
The risks derived from cybersecurity are among the Group's most relevant risks due to the importance of information technology to its ability to successfully conduct operations. Despite advances in the modernization of the network and the replacement of legacy systems in need of technological renewal, the Group operates in an environment increasingly prone to cyber-threats and all of its products and services, such as mobile Internet or Pay TV services, are intrinsically dependent on information technology systems and platforms that are susceptible to cyberattacks. Successful cyberattacks that disrupt the Group's operations could prevent the effective provision of products and services to customers. Therefore, it is necessary to continue to identify and remedy any technical vulnerabilities and weaknesses in the Group's operating processes, as well as to strengthen its capabilities to detect and react to incidents. This includes the need to strengthen security controls in the supply chain (for example, by focusing on the security measures adopted by the Group's partners and other third parties), as well as to ensure the security of the services in the cloud. Throughout 2020, as a result of the circumstances brought by the COVID-19 pandemic, security measures related to remote access and teleworking of employees and collaborators have been reviewed and strengthened, but no assurance can be provided that such security measures will be effective.
Telecommunications companies worldwide face continuously increasing cybersecurity threats as businesses become increasingly digital and dependent on telecommunications, computer networks and cloud computing technologies. Cybersecurity threats may include gaining unauthorized access to the Group's systems or propagating computer viruses or malicious software to misappropriate sensitive information like customer data or disrupt the Group’s operations. In addition, traditional security threats, such as theft of laptop computers, data devices and mobile phones may also affect the Group along with the possibility that the Group's employees or other persons may have unauthorized or authorized access to the Group's systems and leak data and/or take actions that affect the Group's networks or otherwise adversely affect the Group or its ability to adequately process internal information or even result in regulatory penalties.
In particular, in the past three years, the Group has suffered several cybersecurity incidents. Attacks during this period include (i) intrusion attempts (direct or phishing), exploitation of vulnerabilities and corporate credentials being compromised for ransomware deployment (through malicious software that encrypts business data); (ii) Distributed Denial of Service (DDoS) attack, using massive volumes of Internet traffic that saturate the service; and (iii) exploitation of vulnerabilities to carry out fraud through online channels, usually through the subscription of services without paying for them.
Some of the main measures adopted by the Telefónica Group to mitigate these risk are vulnerabilities checks, access control measures, log review of critical systems, network segregation in zones and the deployment of protective systems such as firewalls, intrusion prevention systems and virus scanners among other physical and logical security measures. In the event that preventive and control measures do not prevent damage to systems or data, backup systems are designed to provide for the full or partial retrieval of information.
Although Telefónica seeks to manage these risks by adopting technical and organizational measures, such as those referred to above, as defined in its digital security strategy, it cannot guarantee that such measures are sufficient to avoid or fully mitigate such incidents. Therefore, the Telefónica Group has insurance policies in place, which could cover, subject to the policies terms, conditions, exclusions, limits and sublimits of indemnity, and applicable deductibles, certain losses arising out of these types of incidents. To date, the insurance policies in place have covered some incidents of this nature, however due to the potential severity and uncertainty about the evolution of the aforementioned events, these policies may not be sufficient to cover all possible losses arising out of an individual event.

Unanticipated network interruptions can lead to quality loss or the interruption of the service.
Unforeseen service interruptions can be due to system failures, natural disasters caused by natural or meteorological events or phenomena, lack of electric supply, network failures, hardware or software failures, theft of network elements or cyber-attacks. Any of the foregoing can affect the quality of, or cause interruption to, the provision of the services of the Telefónica Group.
Such events, like the one that affected the mobile data services provided by O2 UK at the end of 2018 resulting from a software failure, could cause customer dissatisfaction, a reduction in revenues and traffic, the realization of expensive repairs, the imposition of sanctions or other measures by regulatory bodies, and damage to the image and reputation of the Telefónica Group, or could otherwise have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
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
During 2020, Telefónica Spain accounted for 28.8% (26.5% in 2019) of the Telefónica Group's revenues (sales and services), Telefónica UK accounted for 15.6% of the Telefónica Group's revenues (14.7% in 2019), Telefónica Brazil represented 17.2% of the Telefónica Group's revenues (20.7% in 2019) and Telefónica Hispam accounted for 18.4% of the Telefónica Group's revenues (19.9% in 2019). During 2020, 4.0% of the Telefónica Group's revenues came from Argentina, 3.8% from Peru and 3.7% from Chile (4.5%, 4.3% and 4.0%, respectively, in 2019). Approximately 23.2% of the Group's revenues in 2020 came from countries that do not have investment grade credit rating (in order of importance, Brazil, Argentina, Ecuador, Costa Rica, El Salvador and Venezuela), and other countries are just one grade away from losing this status. Likewise, Venezuela and Argentina are considered to be countries with hyperinflationary economies in 2020, 2019 and 2018.
The main risks are detailed below, by geography:
In Europe, there is the risk of both a faster spread of the COVID-19 pandemic if the vaccination schedule does not improve significantly and a tightening of financing conditions for both the private and public sectors that could adversely impact disposable income. Both global factors (including any global economic deterioration) and domestic issues (such as the worsening of the fiscal sustainability in some European countries (e.g. Spain or Italy)) may affect economic conditions in the countries where we operate.
•Spain: there are three other main sources of uncertainty. One of them stems from the economic policies to be implemented from 2021 onwards, given the high level of parliamentary fragmentation and the lack of agreement on key issues. This applies especially to the European Recovery Fund management. Secondly, there is a risk of wider negative economic impact from the pandemic, resulting in a larger proportion of corporate foreclosures and/or higher unemployment levels. Finally, as one of the most open countries in the world, from a commercial point of view, being among the top ten countries in respect of capital outflows and inflows globally, any situation of protectionist backlash could have significant implications.
•United Kingdom: the formal exit of the United Kingdom from the European Union on December 31st, 2020 ("Brexit") will entail an economic adjustment regardless of the agreement reached on the new economic and commercial relationship between the two regions. The trade and bureaucracy costs of leaving the single market and the customs union (especially those related to non-tariff barriers) could weigh on the country's net trade. In addition, there are still many gaps to be closed in the area of services (particularly, financial and professional services), so variables such as investment, economic activity and employment could be among the most affected, as well as volatility in financial markets, which could limit or condition access to capital markets. These changes can be costly and disruptive to business relationships in the affected markets, including those of Telefónica with its suppliers and customers. The Group would also be adversely affected if the pound sterling were to depreciate.
•Latin America: exchange risk is particularly important. This risk is due to both external factors (global trade tensions, abrupt movements in commodity prices and concerns about growth and financial imbalances in China)

and internal factors (challenges relating to controlling the COVID-19 pandemic and managing the underlying fiscal deterioration, see “Unexpected and uncertain events such as the emergence of the COVID-19 (coronavirus) pandemic significantly affect our operations”):
•Brazil: fiscal sustainability remains the main risk, which the government is currently tackling through its commitment to structural reforms including administration and tax system reforms, which not only seek to guarantee sustainability but also raise Brazil's potential growth. The fact that the country's rating is below investment grade and that its internal financing needs are high, could create a greater financial risk in the event of global financial stress and increasing external and internal financial needs, and could also negatively affect the exchange rate performance.
•Argentina: macroeconomic and exchange rate risks remain high. The challenges the economy is facing, both internally (ongoing process of public deficit reduction in a context of economic recession and high inflation) and externally (with significant refinancing needs in the medium term), make the economy vulnerable to bouts of volatility in the financial markets especially in a context of narrower room for maneuver. Further, the worsening inflation outlook as a result of the exchange rate split and the unsustainable price containment measures that have been adopted, threaten Telefónica’s profitability. In particular, the Decree of Need and Urgency (DNU) launched by the government in the third quarter of 2020, declared the Information and Communications Technology sector services as essential public services and, among other measures, suspended any price increase from July 31, 2020 to December 31, 2020. As a consequence, any potential increase in the sector’s tariff prices must have the prior approval of the Secretary of Commerce (Ministry of Finance), increasing the number of administrative and political obstacles that must be overcome to successfully operate our business and which could have an adverse impact on revenue growth and margin evolution of Telefónica’s businesses in such country.
•Chile, Colombia and Peru: are exposed not only to changes in the global economy, given their vulnerability and exposure to unexpected changes in commodity prices, but also to an abrupt hardening of global financial conditions. On the domestic side, both the existing political instability and the possibility of new episodes of social unrest could have a negative impact in the short and medium term.
Unexpected and uncertain events, such as the emergence of the COVID-19 (coronavirus) pandemic, significantly affect our operations.
The COVID-19 pandemic and future similar events may significantly affect our operations. Such events may cause delays in the supply chain, due to problems in factories or logistics services, affect employees or third parties with whom the Group works during contagion or quarantine periods, and affect global and regional economic growth. During the COVID-19 pandemic, economic growth has been adversely affected by various adverse impacts on supply (global value chains disruptions, lockdowns and immobilization of productive resources) and demand (deterioration of confidence and expectations, negative income and wealth effects) derived from a substantial deterioration in the financial markets, unprecedented drops in commodity prices, sudden slowdown in commercial activity and strong restrictions on transportation. The final impact of COVID-19 on the Group’s business is difficult to predict due to the uncertainty surrounding the duration of the pandemic and the ability of the economy of the countries where the Group operates, to recover.
According to prevailing economic estimates, we are facing a pandemic whose economic effects are expected to be the largest drop in global GDP in recent decades. Despite continuing to estimate a deep recession for 2020, global growth expectations have been revised slightly upwards (+0.9 p.p. to -3.5% International Monetary Fund), as the recovery observed in the third quarter of 2020 in countries for which information is available shows generally better than expected growth.
In Spain, the decrease in GDP reached 22.2% (in cumulative terms) during the first half of the year 2020 (second quarter -17.8%), which led to 1,359,700 people losing their jobs between March and May. However, the gradual lifting of restrictions on mobility and limitations on non-essential activities, has allowed the Spanish economy to restart its activity and GDP grew 16.4% in the third quarter of 2020, the greatest variation in real terms of its historical series. However, the new measures adopted in the last quarter of 2020 to contain the advance of the pandemic have slowed GDP growth to +0.4%, which resulted in an annual contraction of 11% in 2020. This contraction has occurred despite the magnitude of the fiscal packages announced by the national government of Spain, composed of both direct spending (3.5% of GDP ) and liquidity guarantees (14.2% of GDP), whose aim is to maintain the productive structure and which, given the volume, raises concerns about debt sustainability in the medium and long term.

With regards to the risks arising from the impact of the pandemic on Latin American countries (mainly Argentina, Brazil, Chile, Colombia and Peru), the main concern is the possibility of another lost decade due to the deterioration of the region's per capita GDP and the consequent setbacks in terms of poverty and social progress. A second focus of uncertainty is related to fiscal sustainability. The significant deterioration experienced by sovereign metrics during the pandemic introduces a non-negligible probability of a credit quality cutback, with the consequent increase in the cost of external financing which may negatively affect foreign exchange performance.
Group management estimates that the negative impact of the pandemic on Group's revenues in 2020 was approximately 1,905 million euros, while the impact on OIBDA (excluding goodwill impairment) was approximately 977 million euros.
Additionally, the COVID-19 crisis has contributed to the depreciation of the main Latin American currencies against the euro. The change in the exchange rates of the main currencies of the countries in which the Group operates against the euro is shown in "Item 5. Operating and Financial Review and Prospects-Operating Results-Exchange Rate Fluctuations".
The exchange rate figures evolution has led to goodwill impairment losses. The results of the impairment tests are included in the risk "The Group has and in the future could experience impairment of goodwill, deferred tax assets or other assets".
The Group has and in the future could experience impairment of goodwill, deferred tax assets or other assets.
In accordance with current accounting standards, the Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the need to introduce changes to the book value of its goodwill (which as of December 31, 2020, represented 16.2% of the Group’s total assets), deferred tax assets (which as of December 31, 2020, represented 6.1% of the Group’s total assets) or other assets, such as intangible assets (which represented 10.9% of the Group's total assets as of December 31, 2020), and property, plant and equipment (which represented 22.6% of the Group's total assets as of December 31, 2020). In the case of goodwill, the potential loss of value is determined by the analysis of the recoverable value of the cash-generating unit (or group of cash-generating units) to which the goodwill is allocated to at the time it is originated. By way of example, in 2020 impairment losses in the goodwill and other assets of Telefónica Argentina were recognized for a total of 894 million euros. In 2019, impairment losses in the goodwill allocated to Telefónica Argentina were recognized for a total of 206 million euros.
In addition, Telefónica may not be able to realize deferred tax assets on its statement of financial position to offset future taxable income. The recoverability of deferred tax assets depends on the Group's ability to generate taxable income over the period for which the deferred tax assets remain deductible. If Telefónica believes it is unable to utilize its deferred tax assets during the applicable period, it may be required to record an impairment against them resulting in a non-cash charge on the income statement. By way of example, in 2019, Telefónica Móviles México derecognized deferred tax assets amounting to 454 million euros. In 2020, deferred tax assets corresponding to the tax Group in Spain amounting to 101 million euros were derecognized.
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
The Telefónica Group is a relevant and frequent issuer of debt in the capital markets. As of December 31, 2020, the Group's gross financial debt amounted to 50,420 million euros (52,364 million euros as of December 31, 2019), and the Group's net financial debt amounted to 35,228 million euros (37,744 million euros as of December 31, 2019). As of December 31, 2020, the average maturity of the debt was 10.79 years (10.50 years as of December 31, 2019), including undrawn committed credit facilities.

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
As of December 31, 2020, the Group's gross financial debt scheduled to mature in 2021 amounted to 8,123 million euros, and gross financial debt scheduled to mature in 2022 amounted to 4,243 million euros.
In accordance with its liquidity policy, Telefónica has covered its gross debt maturities for the next 12 months with cash and credit lines available as of December 31, 2020. As of December 31, 2020, the Telefónica Group had undrawn committed credit facilities arranged with banks for an amount of 13,354 million euros (12,466 million euros of which were due to expire in more than 12 months). As of December 31, 2020, 6.6% of the aggregate undrawn amount under credit lines was scheduled to expire prior to December 31, 2021.
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
Finally, any downgrade in the Group’s credit ratings may lead to an increase in the Group's borrowing costs and could also limit its ability to access credit markets.
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
In nominal terms, as of December 31, 2020, 75.2% of the Group's net financial debt plus commitments had its interest rate set at fixed interest rates for periods of more than one year. To illustrate the sensitivity of financial expenses to variations in short-term interest rates as of December 31, 2020: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica had a financial position at that date would have led to an increase in financial expenses of 100 million euros, whereas (ii) a 100 basis points decrease in interest rates in all currencies (even if negative rates are reached), would have led to a reduction in financial expenses of 97 million euros. For the preparation of these calculations, a constant position equivalent to the position at that date is assumed, which takes into account the financial derivatives contracted by the Group.
Exchange rate risk arises primarily from: (i) Telefónica's international presence, through its investments and businesses in countries that use currencies other than the euro (primarily in Latin America and the United Kingdom); (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt; and (iii) trade receivables or payables in a foreign currency to the currency of the company with which the transaction was registered. According to the Group's calculations, the impact on results, and specifically on net exchange differences, due to a 10% depreciation of Latin American currencies against the U.S. dollar and a 10% depreciation of the rest of the currencies to which the Group is most exposed (mainly the pound sterling) against the euro would result in exchange gains of 55 million euros for the year ended December 31, 2020. These calculations have been made assuming a constant currency position with an impact on profit or loss for the year ended December 31, 2020, taking into account derivative instruments in place.
During 2020, Telefónica Brazil represented 23.6% (28.2% in 2019), Telefónica United Kingdom represented 15.3% (14.0% in 2019), Telefónica Hispam represented 7.3% (13.4% in 2019) of the OIBDA of the Telefónica Group.
In 2020, the evolution of exchange rates negatively impacted the Group's results, decreasing the year-on-year growth of the Group's consolidated revenues and OIBDA by an estimated 6.5 percentage points and 8.0 percentage points, respectively, mainly due to the depreciation of the Brazilian real (3.1 percentage points and 2.2 percentage points, respectively, in 2019). Furthermore, translation differences in 2020 had a negative impact on the Group's equity of 5,801 million euros (negative impact of 95 million euros in 2019).
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
Telefónica and Telefónica Group companies operate in highly regulated sectors and are and may in the future be party to lawsuits, tax claims, antitrust and other legal proceedings in the ordinary course of their businesses, the outcome of which is unpredictable.
The Telefónica Group is subject to regular reviews, tests and audits by tax authorities regarding taxes in the jurisdictions in which it operates and is a party and may be a party to certain judicial tax proceedings. In particular, the Telefónica Group is currently party to certain litigation in Peru concerning certain previous years' income taxes, in respect of which a contentious-administrative appeal is currently pending, and to certain tax and regulatory proceedings in Brazil, primarily relating to the ICMS (a Brazilian tax on telecommunication services) and the corporate tax.
With respect to the latter, as of December 31, 2020, Telefónica Brazil maintained provisions for tax contingencies amounting to 282 million euros, and provisions for regulatory contingencies amounting to 189 million euros. Although the Group considers its tax estimates to be reasonable, if a tax authority disagrees, the Group could face additional tax liability, including interest and penalties. There can be no guarantee that the payment of such additional amounts will not have a significant adverse effect on the Group's business, results of operations, financial condition and/or cash flows.
An adverse outcome or settlement in these or other proceedings, present or future, could result in significant costs and may have a material adverse effect on the Group's business, financial condition, results of operations and/or cash flows.
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
In this sense, due to the nature of its activities, the Telefónica Group is increasingly exposed to this risk, which increases the likelihood of occurrence. In particular, it is worth noting the continuous interaction with officials and public administrations in several areas, including the institutional and regulatory fronts (as the Telefónica Group carries out a regulated activity in different jurisdictions), the operational front (in the deployment of its network, the Telefónica Group is subject to obtaining multiple activity permits) and the commercial front (the Telefónica Group provides services directly and indirectly to public administrations). Moreover, Telefónica is a multinational group subject to the authority of different regulators and compliance with various regulations, which may be domestic or extraterritorial in scope, civil or criminal, and which may lead to overlapping authority in certain cases. Therefore, it is very difficult to quantify the possible impact of any breach, bearing in mind that such quantification must consider not only the economic amount of sanctions, but also the potential negative impact on the business, reputation and/or brand, or the ability to contract with public administrations.
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
Although the Group has internal policies and procedures designed to ensure compliance with the above mentioned applicable anti-corruption laws and sanctions regulations, there can be no assurance that such policies and procedures will be sufficient or that the Group's employees, directors, officers, partners, agents and service providers will not take actions in violation of the Group's policies and procedures (or, otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which the Group, its subsidiaries or they may be ultimately held responsible. In this regard, the Group is currently cooperating with governmental authorities (and, where appropriate, conducting the relevant internal investigations) regarding requests for information potentially related, directly or indirectly to possible violations of applicable anti-corruption laws. Telefónica believes that, considering the size of the Group, any potential penalty as a result of matters relating to those specific information requests would not materially affect the Group's financial condition.
Notwithstanding the above, violations of anti-corruption laws and sanctions regulations could lead not only to financial penalties, but also to exclusion from government contracts, licenses and authorizations revocation, and could have a material adverse effect on the Group's reputation, or otherwise adversely affect the Group's business, financial condition, results of operations and/or cash flows.
Item 4. Information on the Company
A. History and Development of the Company
Overview
Telefónica, S.A., is a corporation duly organized and existing under the laws of the Kingdom of Spain, incorporated on April 19, 1924. We:
•are a diversified telecommunications group which provides a comprehensive range of services through one of the world’s largest and most modern telecommunications networks;
•are focused on providing telecommunications services; and
•operate principally in Europe and Latin America.
The following significant events occurred in 2020:
•On February 3, 2020, Telefónica Emisiones, S.A.U. issued notes under its €40,000,000,000 Euro Medium Term Note Programme for the issuance of debt instruments (the "EMTN") in the Euro market, guaranteed by Telefónica, S.A., amounting to 1,000 million euros. These notes are due on February 3, 2030, with an annual coupon of 0.664% and were issued at par (100%).
•In February 2020, Telefónica Europe, B.V. announced several transactions relating to its hybrid capital:
◦a new issue amounting to 500 million euros, guaranteed by Telefónica, S.A. The net proceeds of the new issue were allocated towards eligible green investments, promoting mainly energy efficiency in the network transformation from copper to fiber optic in Spain and also self-generation of renewable energy. The settlement took place on February 5, 2020;
◦a tender offer in respect of two hybrid instruments, one denominated in pounds sterling and one in euros, with first call dates in November 2020 and September 2021, respectively. Telefónica Europe, B.V. accepted the purchase in cash of any and all of the tendered securities in an aggregate principal amount of 128 million pounds sterling and 232 million euros, respectively. The tender offer settled on February 6, 2020;
◦following the settlement of the abovementioned tender offer and the subsequent cancellation of the repurchased securities, Telefónica Europe, B.V. announced on February 11, 2020 the exercise of the early redemption option with respect to both series of hybrid instruments, according to their respective terms and conditions, for the remaining outstanding securities (112 million euros equivalent). Such outstanding instruments were redeemed on February 6, 2020 pursuant to the exercise of the early redemption option; and
◦on February 13, 2020, Telefónica Europe, B.V. exercised its early redemption option with respect to certain outstanding securities issued in March 2014 (244 million euros).
•On February 20, 2020, Telefónica filed with the United States Securities and Exchange Commission its annual report on Form 20-F for the year ended December 31, 2019.
•On February 28, 2020, after obtaining the relevant regulatory approvals, Telefónica de Contenidos, S.A.U. acquired 50% of the shares in Prosegur Alarmas España, S.L. ("Prosegur") for an amount of 266 million euros, which is subject to certain adjustments related to debt, working capital and existing customers. This amount was paid with 49,545,262 shares of Telefónica. With the purpose of setting protective mechanisms which are common in this type of transactions, Prosegur has committed to comply with, among others, certain restrictions over the transferability of such shares of Telefónica.
•On April 17, 2020, the Board of Directors of Telefónica, S.A. unanimously adopted the following resolution, in relation to the composition of its Nominating, Compensation and Corporate Governance Committee: to appoint the Independent Director Mr. Peter Löscher as Member of the Nominating, Compensation and Corporate Governance Committee, in replacement of Ms. Sabina Fluxà Thienemann, who presented her resignation to such position.
•On April 29, 2020, in relation to the agreement reached on February 20, 2019 with Millicom International Cellular, S.A. ("Millicom") for the sale of the entire share capital of Telefónica de Costa Rica TC, S.A., Telefónica notified Millicom of its intention to commence legal proceedings before the Courts of the State of New York (USA), in defense of its rights to claim compliance with what was agreed in the abovementioned agreement. This claim concerns Millicom's refusal to close the transaction, and consequential breach of contract, following a formal request to do so, subsequent to obtaining regulatory approval and the satisfaction of all conditions precedent. In such legal action, Telefónica initially intended to seek compliance with the provisions of the aforementioned agreement and compensation for all damages that this unjustified breach could cause to Telefónica. The agreed price for the sale of Telefónica de Costa Rica TC, S.A. amounted to 570 million U.S. dollars (subject to adjustments), approximately 503 million euros at the exchange rate as of the date of the agreement. On August 3, 2020, Telefónica submitted an amendment to its claim, removing the requirement to comply with the provisions of the aforementioned agreement and requesting only compensation for all damages that the unjustified breach of said agreement could cause Telefónica.
•On May 7, 2020, Telefónica reached an agreement with Liberty Global plc to launch a 50:50 joint venture ("Joint Venture") through the combination of their respective operating businesses in the United Kingdom (O2 Holdings Ltd. and Virgin Media UK, respectively) to create an integrated communications provider in the United Kingdom with over 46 million video, broadband and mobile subscribers and estimated revenues of approximately 11 billion pounds sterling. The combined entity will be a stronger fixed and mobile player in the UK market and will benefit from the scale and complementary expertise of each partner, who will provide a suite of services to the Joint Venture after closing. The transaction is expected to deliver significant value to Telefónica, which expects to receive 5.7 billion pounds sterling of proceeds in total after an equalization payment of 2.5 billion pounds sterling. The Joint Venture will target leverage of between four and five times OIBDA. This move is fully aligned with Telefónica's new strategy to focus on and improve its market position in its core markets. The parties have agreed to restrict the transfer of interests in the Joint Venture to a third party until the fifth anniversary of closing, when any such transfer will be subject to a right of first offer in favor of the other shareholder. The transaction is subject to regulatory approvals and other closing conditions. For additional information on this agreement, see "Item 10. Additional Information-Material Contracts-Creation of 50:50 Joint Venture with Liberty Global for the combination of both groups' businesses in the United Kingdom".
•On May 13, 2020, Telefónica Emisiones, S.A.U. issued notes in an aggregate principal amount of 2,000 million euros guaranteed by Telefónica, S.A. under its EMTN program. This issuance is divided into two tranches. The first one for a principal amount of 1,250 million euros and due on August 21, 2027, pays an annual coupon of 1.201% and was issued at 100.005%. The second one, for a principal amount of 750 million euros, due May 21, 2032, pays an annual coupon of 1.807% and was issued at par. The net proceeds of the notes are to be allocated towards projects aiming to improve energy efficiency in the network transformation from copper to fiber optic in

Spain. Furthermore, a tender offer in respect of the following notes was completed: EUR 1,000,000,000 3.961% Instruments due March 2021 (the "March 2021 Instruments"), EUR 1,000,000,000 1.477% Instruments due September 2021 (the "September 2021 Instruments"), EUR 1,400,000,000 0.750% Instruments due April 2022 (the "April 2022 Instruments"), and EUR 1,250,000,000 2.242% Instruments due May 2022 (the "May 2022 Instruments"). Telefónica Emisiones S.A.U. accepted the purchase in cash of notes in an aggregate principal amount of 894,000,000 euros of which (i) an amount of 127,800,000 euros related to the March 2021 Instruments, (ii) an amount of 241,300,000 euros related to the September 2021 Instruments, (iii) an amount of 290,000,000 euros related to the April 2022 Instruments and (iv) an amount of 234,900,000 euros related to the May 2022 Instruments. The tender offer settled on May 22, 2020.
•On June 8, 2020, Telefónica's subsidiary in Germany, Telefónica Germany GmbH & Co. OHG ("Telefónica Deutschland") signed an agreement with Telxius Telecom, S.A. ("Telxius") to sell approximately 10,100 sites to Telxius for 1.5 billion euros, an implied enterprise value multiple of approximately 23 times EBITDA. The agreement includes a commitment to build 2,400 additional sites over the next four years. Financing of the transaction was structured as follows: (i) 90% of the acquisition through a combination of a capital increase to be subscribed by its shareholders in proportion to their ownership in Telxius and internally generated resources; and (ii) the remaining 10% through incremental debt. The transaction was structured in two phases with Telxius acquiring approximately 60% of the portfolio initially (after obtaining the relevant regulatory approvals) and the remaining 40% to be acquired by August of 2021. On September 1, 2020, after obtaining the relevant regulatory approvals, the first phase of the transaction closed and Telxius acquired all the shares of the Group's subsidiary Telefónica Germany Mobilfunk Standortgesellschaft mbH, which owned approximately 6,000 sites (included in the first phase). The total purchase price for the sites included in the first phase was 896 million euros, payable in two installments: 85% of the purchase price was paid in the second half of 2020 and the remaining will be paid in the third quarter of 2025. In 2020, Telxius also completed various acquisitions of towers in Brazil and Peru. As explained in greater detail herein, on January 13, 2021, Telxius signed two agreements with American Tower International Inc., a subsidiary of American Tower Corporation, for the sale of its telecommunications towers divisions in Europe (Spain and Germany) and in Latin America (Brazil, Peru, Chile and Argentina), for a total consideration of 7.7 billion euros. The agreements include the transfer to American Tower International, Inc. of the towers that Telxius agreed to acquire from Telefónica Deutschland under the agreement signed on June 8, 2020 (including the towers acquired in the first phase on September 1, 2020 and the towers that will be acquired in the second phase by August 2021).
•On June 12, 2020, the Annual General Shareholders' Meeting of Telefónica was held at second call with the attendance, present or represented, of shareholders holding shares representing 54.54% of the share capital of Telefónica. All of the resolutions submitted were approved at the meeting.
Furthermore, Telefónica announced that on the same date, the Board of Directors agreed to the implementation of the first capital increase with charge to reserves related to shareholder compensation by means of a scrip dividend approved by the Annual General Shareholders' Meeting, under section V.1 of its agenda. On July 3, 2020, Telefónica announced that the shareholders of 36.99% of the free-of-charge allotment rights accepted the purchase commitment assumed by Telefónica, S.A. The gross amount paid by Telefónica, S.A. for these rights amounted to 370,712,083.42 euros. Telefónica waived the rights thus acquired, which were amortized. On the other hand, the shareholders of 63.01% of the free-of-charge allotment rights opted to receive new shares of Telefónica, S.A. Therefore, the final number of ordinary shares with a nominal value of 1 euro issued increased by 136,305,986, corresponding to 2.63% of the total share capital, resulting in a share capital increase of 136,305,986 euros. As a result, the amount of the share capital of Telefónica, S.A. after the capital increase was set at 5,328,437,672 euros, divided into 5,328,437,672 shares.
•On July 2, 2020 Telefónica Audiovisual Digital, S.L.U. ("Telefónica Audiovisual") (Telefónica's wholly-owned subsidiary) signed an agreement for the exclusive media rights in Spain for the UEFA Champions League and the UEFA Europa League, as well as the UEFA Europa Conference League (a new competition to be separated from the UEFA Europa League) and the UEFA Youth League, for the next cycle comprising seasons 2021/22, 2022/23 and 2023/2024. The agreement guarantees Telefónica Audiovisual all media rights with respect to the main European football competitions for all of its customers, both residential and horecas (hotels, restaurants, cafes, etc.). The direct acquisition from UEFA of this "premium" content will also allow Telefónica Audiovisual to continue designing and selling its own produced channels and content with European football that could be, likewise, accessible to other operators in the market interested in this content. The total award price for all competitions amounted to 975 million euros, i.e. 325 million euros for each of the seasons 2021/22, 2022/23 and 2023/2024, which is less than the license fees paid for the current cycle and without any year-to-year increase.

•On July 18, 2020, Telefônica Brasil S.A. ("Telefónica Brasil"), Telefónica's subsidiary in Brazil, presented a binding offer for the acquisition of Oi Group's mobile business, jointly with TIM S.A. and Claro S.A.
On July 27, 2020, Telefónica Brasil presented an extended and revised binding offer (the "Revised Offer") for the acquisition of Oi Group's mobile business, jointly with TIM S.A. and Claro S.A. (jointly, the "Bidders"), in the amount of 16,500 million Brazilian reais (approximately 2,706 million euros at the prevailing exchange rate as of the date of the Revised Offer). Such joint proposal, additionally, considered the possibility of signing long-term contracts for the use of Oi Group's infrastructure.
On August 8, 2020, Oi Group granted the Bidders, by the execution of an exclusivity agreement (the "Agreement"), exclusivity to negotiate the documents and annexes related to the Revised Offer. On September 8, 2020, following certain adjustments to the Revised Offer which did not affect the price (i.e. 16,500 million Brazilian reais, including 756 million Brazilian reais related to the transitional services to be provided for up to 12 months by Oi Group to the Bidders), the Bidders were qualified by Oi Group to participate in the competitive process of disposal of its isolated mobile assets business unit (Unidade Produtiva Isolada de Ativos Móveis) as "stalking horse". The agreement includes the commitment to enter into long-term agreements for the provision of certain transmission capacity services.
On December 14, 2020, Telefónica announced that the offer submitted by the Bidders was declared the winner of the competitive process for purchase of Oi Group's mobile assets in a judicial auction. The Judicial Recovery Court approved the Bidders' offer as the winner of the bid, after a favorable opinion from the Public Prosecution of the State of Rio de Janeiro and the Judicial Administrator. The total offered amount was 16,500 million Brazilian reais (approximately 2,684 million euros at the prevailing exchange rate as of December 14, 2020, including 756 million Brazilian reais attributable to the transitional services to be rendered for up to 12 months by Oi Group to the Bidders). Telefónica Brasil shall disburse an amount corresponding to 33% of the total offered amount, equivalent to approximately 5,500 million Brazilian reais (approximately 894 million euros at the prevailing exchange rate as of December 14, 2020). Subject to the terms, conditions and payment schedule set out in the share purchase agreement, the price shall be paid upon closing of the transaction. Subject to the continuity of the current market conditions and the necessary internal approvals, and taking into account Telefónica Brasil's financial position, Telefónica Brasil intends to use its own resources to finance the transaction. Telefónica Brasil is entitled to a selection of assets composed of: (i) clients: approximately 10.5 million (corresponding to approximately 29% of Oi Group's mobile total client base); (ii) spectrum: 43 MHz as a national weighted average rate based on population (approximately 46% of Oi Group's mobile radiofrequencies); and (iii) infrastructure: agreements for the use of 2.7 thousand mobile access sites (corresponding to approximately 19% of Oi Group's mobile sites). The closing of the acquisition by the Bidders is subject to various conditions, including any required regulatory authorizations. The transaction is expected to close in 2021.
•On July 30, 2020, Telefónica reached an agreement with Liberty Latin America Ltd. for the sale of the entire share capital of Telefónica de Costa Rica TC, S.A. (hereinafter, "Telefónica Costa Rica" or "Telefónica de Costa Rica"). The enterprise value of Telefónica Costa Rica was 500 million U.S. dollars (approximately 425 million euros at the exchange rate on July 30, 2020), an implicit multiple of approximately 7.4 times the 2019 OIBDA of that company. The capital gain before taxes is estimated to amount to approximately 210 million euros and the net debt of the Telefónica Group will be reduced by approximately 425 million euros. The closing of this transaction is subject to certain closing conditions, including relevant regulatory approvals.
•On September 3, 2020, Telefónica reached an agreement with América Móvil, S.A.B. de C.V. to terminate the latter's agreement to purchase 99.3% of Telefónica Móviles El Salvador, S.A. de C.V. The decision was reached after careful consideration by both parties of the conditions to obtaining regulatory approval established by the Superintendencia de Competencia in their ruling on the proposed transaction.
•On October 29, 2020, with respect to the second tranche of the scrip dividend (0.20 euros per share) which was approved at the Annual General Shareholders' Meeting of Telefónica, S.A. held on June 12, 2020, the Board of Directors agreed for the Executive Commission to take the appropriate corporate resolutions to carry out the fully-paid capital increase related to the referred scrip dividend payment.
On December 14, 2020, the Executive Commission agreed the implementation of the capital increase with charge to reserves related to the second tranche of the scrip dividend.
On December 30, 2020, Telefónica announced that on December 28, 2020 the related free-of-charge allotment rights trading period had ended. The shareholders of 33.12% of the free-of-charge allotment rights opted to rely on the purchase commitment assumed by Telefónica, S.A. The gross amount paid by Telefónica, S.A. for these rights amounted to 342,323,986.80 euros. Telefónica S.A. waived the rights thus acquired, which were amortized. On the other hand, the shareholders of 66.88% of the free-of-charge allotment rights opted to receive new shares of Telefónica, S.A. Therefore, the final number of ordinary shares issued, with a nominal value of 1 euro each, increased by 197,993,390, corresponding to 3.72% of the share capital, and there was an increase in share capital of 197,993,390 euros. As a result, the amount of the share capital of Telefónica, S.A. after this capital increase is 5,526,431,062 euros, divided into 5,526,431,062 shares.
In addition, on October 29, 2020, the Board of Directors agreed to submit for the approval of the General Shareholders Meeting of Telefónica, S.A. (the date of which will be announced at the appropriate time) the adoption of the appropriate corporate resolutions to execute a capital reduction by means of a redemption of treasury shares representing 1.5% of the share capital.
•On October 29, 2020, Telefónica reached an agreement with Allianz to create a "joint venture" to deploy fiber in Germany through an open wholesale company. For additional information, see "Item 10. Additional Information—Material Contracts—Investment Agreement with Allianz and Telefónica Germany."
•On November 20, 2020, Standard & Poor's (S&P) published its decision to lower the long-term credit rating of Telefónica, S.A. from BBB to BBB-. At the same time, S&P lowered the short-term ratings to A3 from A2. The outlook on the ratings was changed from negative to stable.
•On November 25, 2020, the Board of Directors of Telefónica, S.A., unanimously agreed to appoint the Independent Director Mr. Juan Ignacio Cirac Sasturain, as Member of the Sustainability and Quality Committee.

Business areas
    On November 27, 2019, the Board of Directors of Telefónica approved an action plan to be implemented around five strategic decisions: (i) focus investment and growth in the most important markets of the Company: Spain, Brazil, the UK and Germany; (ii) the creation of Telefónica Tech; (iii) the creation of Telefónica Infra; (iv) an operational spin-off of Hispanoamérica in a single unit; and (v) the redefinition of the Company’s corporate center. The structure of Telefónica's Executive Committee was modified to reflect these changes.
Such changes resulted in a change to the financial information presented to Telefónica's management and a change to the reporting segments. In 2020 the Telefónica Group reported financial information, both internally and externally, according to the following segments: Telefónica Spain, Telefónica United Kingdom, Telefónica Germany, Telefónica Brazil, Telefónica Hispam (formed by the Group's operators in Colombia, Mexico, Venezuela, Ecuador Argentina, Chile, Peru and Uruguay) and Telxius Group.
Furthermore, Telefónica Global Technology, S.A.U., which was previously reported in "Other companies", is now reported in the Telefónica Spain segment.
Due to the implementation of the changes referred to above, the comparative results of the segments of the Group for the years ended December 31, 2019 and 2018, and the comparative segment information of assets and liabilities as of December 31, 2019 were restated. These changes in the segments did not have an impact on the consolidated results of the Group.
The segments referred to above include the information related to the fixed, wireless, cable, data, Internet and television businesses and other digital services provided in each country. Inter-segment transactions are carried out on an arm's length basis.
The "Eliminations" of the Group at OIBDA level in 2020 and 2019 mainly reflect the leases of the Telxius Group to other Group companies, due to the asymmetry in accounting between lessor and lessee under IFRS 16. This impact is mostly offset at the operating income level.
Information relating to other Group companies not specifically included in the segments referred to above is reported under "Other companies" (see Appendix I to the Consolidated Financial Statements), which includes Telefónica, S.A. and other holding companies, our Central American operations, as well as companies whose main purpose is to provide cross-sectional services to the Group companies, and other operations not included in the segments.
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
Revenues and expenses arising from intra-group invoicing for the use of the trademark and management services were eliminated from the operating results of each Group segment. The results of the holding companies also exclude dividends from the Group companies and impairments of investments in the Group companies. These adjustments have no impact on the Group’s consolidated results. In addition, segment reporting considers the impact of the purchase price allocation to the assets acquired and the liabilities assumed by the companies included in each segment. The assets and liabilities presented in each segment are those managed by the heads of each segment, regardless of their legal structure.
The impairment losses on goodwill and other non-current assets of Telefónica Argentina, recorded in 2019 and 2020 (see Notes 6, 7 and 8 to the Consolidated Financial Statements), are included in the Telefónica Hispam segment.
In 2019, the Telefónica Group completed the sale of its operating companies in Guatemala, Nicaragua and Panama. At December 31, 2019 Telefónica Costa Rica and Telefónica Móviles El Salvador were classified as held for sale (see Note 30 to the Consolidated Financial Statements). The assets, liabilities and results of the Group companies in Central America and the gains obtained in these transactions, have been reported under "Other companies" (see Note 2 to the Consolidated Financial Statements).

On May 7, 2020 Telefónica reached an agreement with Liberty Global plc to combine their respective businesses in the United Kingdom and form a joint venture 50% owned by each of such companies (see Note 2 to the Consolidated Financial Statements). This transaction is fully aligned with Telefonica’s strategy to focus on and improve its market position in its core markets. It will enable Telefónica to reinforce its presence and continuity in this market through the creation of an integrated communications provider in the United Kingdom that will offer their customers a convergent value proposition. Accordingly, Telefónica United Kingdom remains as a reportable segment. From the date of the agreement, the consolidated assets and liabilities subject to the transaction have been reclassified under ‘‘Non-current assets and disposal groups held for sale’’ and ‘‘Liabilities associated with non-current assets and disposal groups held for sale’’, respectively, in the consolidated statement of financial position at December 31, 2020 (see Note 30 to the Consolidated Financial Statements). Additionally, these non-current assets ceased to be amortized and depreciated for accounting purposes once they were reclassified as assets held for sale.
On June 8, 2020 Telefónica’s subsidiary in Germany, Telefónica Germany GmbH & Co. OHG signed an agreement with Telxius to sell approximately 10,100 sites to Telxius for 1,500 million euros, in two phases: approximately 60% of the portfolio initially and the remaining 40% to be acquired by August of 2021. On September 1, 2020 Telxius acquired all the shares of the subsidiary Telefónica Germany Mobilfunk Standortgesellschaft mbH which owned approximately 6,000 sites. The results of Telefónica Germany do not include the gain in this transaction.
On January 13, 2021, Telxius signed an agreement with American Tower Corporation for the sale of its telecommunications towers divisions in Europe (Spain and Germany) and in Latin America (Brazil, Peru, Chile and Argentina), for 7.7 billion euros (see Note 2 to the Consolidated Financial Statements). The consolidated assets and liabilities subject to the transaction have been reclassified under ‘‘Non-current assets and disposal groups held for sale’’ and ‘‘Liabilities associated with non-current assets and disposal groups held for sale’’ (see Note 30 to the Consolidated Financial Statements), respectively, in the consolidated statement of financial position at December 31, 2020.

The following chart shows the organizational structure of the principal subsidiaries of the Telefónica Group at December 31, 2020, including their jurisdictions of incorporation and our ownership interest. For further detail, see Exhibit 8.1 to this Annual Report.

December 31, 2020

TELEFÓNICA
TELEFÓNICA SPAIN
TELEFÓNICA BRAZIL
TELEFÓNICA HISPAM
TELXIUS GROUP
TELEFÓNICA UNITED KINGDOM
TELEFÓNICA GERMANY
OTHERS
Telefónica de España (Spain) 100%
Telefónica Móviles España (Spain) 100%
Telyco (Spain) 100%
Telefónica de Contenidos (Spain) 100%
Telefónica Sol. de Inf. y Com. de España (Spain) 100%
Telefónica Brasil (Brazil) 73.69%
Terra Networks Brasil (Brazil) 73.69%
Telefónica Móviles México (Mexico) 100%
Telefónica Venezolana (Venezuela) 100%
Colombia Telecom (Colombia) 67.50%
Otecel (Ecuador) 100%
Telefónica Móviles Chile (Chile) 100%
Telefónica de Argentina (Argentina) 100%
Telefónica Chile (Chile) 99.14%
Telefónica Móviles Argentina (Argentina) 100%
Telefónica Móviles del Uruguay (Uruguay) 100%
Telefónica del Perú (Peru) 98.94%
Terra Networks México (Mexico) 100%
Telxius Telecom (Spain) [2] 50.01%
Telefónica U.K. (U.K.) [3] 100%
T. Germany GmbH & Co. (Germany) 69.22%
E-Plus Mobilfunk GMbh & Co. KG (Germany) 69.22%
Telefónica Europe (The Netherlands) 100%
Telefonica Open Innovation (Spain) 100%
Telefónica Global Soutions and subsidiaries (Spain) 100%
Telefónica Emisiones (Spain) 100%
Telefónica Costa Rica (Costa Rica) [1] 100%
Telefónica Móviles El Salvador (El Salvador) 59.58%

(1) On July 30, 2020 an agreement was reached for the sale of Telefónica Costa Rica

(2) On January 13, 2021 an agreement was reached for the sale of the companies of its telecommunications tower division in Europe and Latin America.

(3) On May 7, 2020, an agreement was reached with Liberty Global plc to merge their United Kingdom businesses and form a joint venture owned 50% by both companies.

Telefónica, S.A., the parent company of the Telefónica Group, operates as a holding company with the following objectives:
•coordinate the Group’s activities;
•allocate resources efficiently among the Group;
•provide managerial guidelines for the Group;
•manage the Group’s portfolio of businesses;
•foster cohesion within the Group; and
•foster synergies among the Group’s subsidiaries.
Our principal executive offices are located at Distrito Telefónica, Ronda de la Comunicación, s/n, 28050 Madrid, Spain, and our registered offices are located at Gran Vía, 28, 28013 Madrid, Spain. Our telephone number is +34 900 111 004.
Capital Expenditures
Our principal capital expenditures during the three years ended December 31, 2020, consisted of additions to property, plant and equipment and additions to intangible assets, including spectrum. In 2020, 2019 and 2018, we made capital expenditures of 5,861 million euros, 8,784 million euros and 8,119 million euros, respectively.
Year ended December 31, 2020
Capital expenditures in 2020 decreased by 33.3% compared to 2019. Capital expenditures in 2020 included the cost of spectrum mainly in the United Kingdom and Brazil, amounting to 126 million euros.
The year-on-year decline was mainly attributable to fewer spectrum acquisitions in 2020 and lower capital expenditures in light of the COVID-19 pandemic, with our investment in 2020 being focused on the availability of resources and revenues. In particular, we remained focused on accelerating seamless connectivity (deployment of LTE and fiber networks, increased network capacity and virtualization) while seeking to improve quality and customer experience. The year-on-year decline was partially offset by the launch of the 5G network in Spain and Germany.
 Investment by Telefónica Spain amounted to 1,408 million euros and was primarily focused on fast fiber optic and IPTV rollout, exceeding an estimated 25 million premises passed by year-end 2020, as well as investments in the launch of the 5G network reaching 75% population coverage (based on the calculation criteria used by competitors, pursuant to which all inhabitants of the cities that have some 5G coverage are considered) at the end of the year. Investment by Telefónica United Kingdom in 2020 amounted to 913 million euros and was mainly focused on 5G deployment and the improvement of the 4G navigation experience, achieving 99% population coverage by year-end 2020. Investment by Telefónica Germany in 2020 amounted to 1,094 million euros and was primarily focused on the launch of the 5G network across 15 cities and the ongoing extension of 4G coverage, achieving a population coverage of 99.6% by year-end 2020. Investment by Telefónica Brazil in 2020 amounted to 1,372 million euros and was mainly dedicated to extending the coverage and capacity of 4G mobile networks, the improvement of network quality, the extension of the FTTH network in the fixed business, as well as network simplification and the digitalization of processes and systems. Investment by Telefónica Hispam in 2020 amounted to 833 million euros and was mainly focused on improving the coverage and capacity of 4G networks and ultra-broadband fixed capabilities, as well as processes and systems simplification and digitalization in the region. Investment by Telxius Group in 2020 amounted to 348 million euros and was mainly focused on the construction of the Pacific cable.
Year ended December 31, 2019
Capital expenditures in 2019 increased by 8.2% compared to 2018. Capital expenditures in 2019 included the cost of spectrum mainly in Germany, and to a lesser extent, Uruguay, Mexico and El Salvador, amounting to 1,501 million euros.
 Investment by Telefónica Spain amounted to 1,667 million euros and was primarily focused on fast fiber optic and IPTV rollout, exceeding an estimated 23 million premises passed by year-end 2019, as well as investments in the LTE network, reaching 97% population coverage (based on the calculation criteria used by competitors, pursuant to which all inhabitants of the cities that have some LTE coverage are considered). Investment by Telefónica United Kingdom in 2019 amounted to 914 million euros and was mainly focused on enhancing the LTE navigation experience, achieving 99% population coverage by year-end 2019, and pursuing the improvement of network capacity and quality. Investment by Telefónica Germany in 2019 amounted to 2,469 million euros, 1,425 million euros of which corresponded to spectrum acquisition. The company remains dedicated to extending LTE coverage, achieving a population coverage of 92% by year-end 2019. Investment by Telefónica Brazil in 2019 amounted to 2,005 million euros and was mainly dedicated to extending the coverage and capacity of the LTE mobile networks, the improvement of network quality, the extension of the fiber network in the fixed business, as well as network simplification and the digitalization of processes and systems. Investment by Telefónica Hispam in 2019 amounted to 1,485 million euros and was mainly focused on improving the coverage and capacity of LTE networks, the deployment of ultra-broadband fixed capabilities (fiber / HFC) in Colombia, as well as the simplification and digitalization of processes and systems in the region. Investment by Telxius Group in 2019 amounted to 284 million euros and was mainly focused on the acquisition of towers and land and real estate rights.
Year ended December 31, 2018
Capital expenditures in 2018 decreased by 6.6% compared to 2017. Capital expenditures in 2018 included the cost of spectrum mainly in United Kingdom, Mexico, Spain and Argentina, amounting to 868 million euros.
 Investment by Telefónica Spain amounted to 1,741 million euros and was primarily focused on rapid fiber optic rollout, exceeding 21 million premises passed by year-end 2018, investments in LTE network, with a 96% population coverage, and transport network transformation. Investment by Telefónica United Kingdom in 2018 amounted to 1,464 million euros and was mainly focused on enhancing the LTE navigation experience, achieving 99% population coverage by year-end 2018, and also pursuing the improvement of network capacity and quality of customer experience. Investment by Telefónica Germany in 2018 amounted to 966 million euros and was focused on the extension of LTE coverage, achieving a population coverage of 88% by year-end 2018. Investment by Telefónica Brazil in 2018 amounted to 1,910 million euros and was mainly dedicated to expand the coverage and capacity of LTE mobile networks, the deployment and connection of the fiber network in the fixed business as well as network integration and the simplification of processes and systems. Investment by Telefónica Hispam in 2018 amounted to 1,681 million euros and was mainly focused on improving the coverage and capacity of LTE networks and ultra-broadband fixed capabilities (fiber / HFC) in Colombia and processes and systems simplification and digitalization in the region. Investment by Telxius Group in 2018 amounted to 181 million euros and was mainly focused on the completion of the MAREA and BRUSA submarine cables and the deployment of new towers.

Financial Investments and Divestitures
Our principal financial investment in 2020 was the acquisition of 50% of the shares in Prosegur Alarmas España, S.L. ("Prosegur") by Telefónica de Contenidos, S.A.U. on February 28, 2020 paid with 49,545,262 shares of Telefónica, with a valuation amounting to 266 million euros at the date of the transaction. There were no significant financial divestitures in 2020.
Additionally, the Group has entered into the following transactions which have not yet closed: (i) on May 7, 2020 Telefónica reached an agreement with Liberty Global plc to launch a 50:50 joint venture ("JV") through the combination of their respective operating businesses in the United Kingdom (O2 Holdings Ltd. and Virgin Media UK, respectively) to create an integrated communications provider in the United Kingdom. For additional information, see “Item 10. Additional Information—Material Contracts—Creation of 50:50 JV with Liberty Global for the combination of both groups’ businesses in the United Kingdom”; (ii) on July 30, 2020, Telefónica reached an agreement with Liberty Latin America Ltd. for the sale of the entire share capital of Telefónica de Costa Rica TC, S.A. ("Telefónica Costa Rica"). The enterprise value of Telefónica Costa Rica was 500 million U.S. dollars (approximately 425 million euros at the exchange rate of that date); and (iii) on January 13, 2021, Telxius, signed an agreement with American Tower Corporation for the sale of its telecommunications towers divisions in Europe (Spain and Germany) and in Latin America (Brazil, Peru, Chile and Argentina), for 7.7 billion euros.
There were no significant financial investments in 2019. Our principal financial divestitures in 2019 were: (i) the sale of Antares on February 14, 2019 to Grupo Catalana Occidente for a total amount of 161 million euros; (ii) the sale of Telefónica Móviles Guatemala on January 24, 2019 to América Móvil, S.A.B. of C.V. for an approximate total amount of 293 million euros; (iii) the sale of Telefonía Celular de Nicaragua, S.A. on May 16, 2019 to Millicom International Cellular, S.A. for a total amount of 437 million U.S. dollars (approximately 390 million euros at the exchange rate on May 16, 2019); (iv) the sale of Telefónica Móviles Panamá on August 29, 2019 to Cable Onda, S.A., a subsidiary of Millicom International Cellular, S.A. for a total amount of 594 million U.S. dollars (approximately

536 million euros at the exchange rate on August 29, 2019); and (v) the sale of data center businesses to a company controlled by Asterion (currently, Naviax, S.A.) for an aggregate total amount of 515 million euros.
There were no significant financial investments in 2018. Our principal financial divestiture in 2018 was the transfer to a subsidiary of the Pontegadea Group of 16.65% of the share capital of Pontel (which owns 60% of Telxius), equivalent to a 9.99% economic interest in the share capital of Telxius, for an amount of 378.8 million euros.
Active portfolio management is part of Telefónica’s strategy and therefore it may undertake transactions involving its or its subsidiaries' shares, including transactions similar to those undertaken in the 2018-2020 period or otherwise, at any time.

Public Takeover Offers
Not applicable.

Recent Developments
The principal events that have occurred since December 31, 2020, are set forth below:
•On January 13, 2021, Telefónica's subsidiary, Telxius, signed two agreements with American Tower International, Inc. (the “Purchaser”), a subsidiary of American Tower Corporation ("ATC"), for the sale of its telecommunications towers divisions in Europe (Spain and Germany) and in Latin America (Brazil, Peru, Chile and Argentina), for a total cash consideration of 7.7 billion euros (including the Purchaser’s assumption of the future committed acquisitions), subject to certain closing adjustments. The agreements establish the sale of approximately 30,722 telecommunication tower sites through two separate and independent transactions. Among other aspects, the agreements include the Purchaser’s commitment to maintain employment post-closing of the transactions. Additionally, the Telefónica Group operators will maintain the current tower lease agreements signed with the companies being sold so that these companies will continue to provide their services on similar terms to the operators as those currently provided. Renewal conditions do not include any new "all or nothing" clauses. See "Item 10. Additional Information—Material Contracts—Agreements for the sale by Telxius of its telecommunications tower divisions in Europe and Latin America”.
•On January 27, 2021, Telefónica informed that Board of Directors unanimously agreed following a favorable report from the Nominating, Compensation and Corporate Governance Committee, to appoint the Independent Director Mr. Peter Löscher, as Member of the Executive Commission of the Board of Directors.
•On January 29, 2021, a Purchase and Sale Agreement was entered into among by Telefónica Brasil S.A., Tim S.A. and Claro S.A. (jointly the “Purchasers”) and Oi Móvel S.A (the “Seller”) of the mobile assets of the Oi Group, in respect of which they were declared winners at the judicial auction held on December 14, 2020. The effectiveness of this acquisition by the Purchasers is subject to certain conditions usually applicable to transactions of this nature, all of which are part of the purchase and sale agreement, including obtaining the required regulatory authorizations. In addition, this acquisition shall take place in accordance with the segregation plan of such assets. See "Item 10. Additional Information-Material Contracts- Purchase Agreement for Acquisition of UPI Mobile Assets of Oi Group.
•In February 2021, Telefónica Europe, B.V. announced the following transactions related to its hybrid capital:
a.a new issue amounting to 1,000 million euros, guaranteed by Telefónica, S.A. The net proceeds thereof will be subject to specific eligibility criteria to be applied to new or existing projects, as detailed in Telefónica's Sustainable Development Goals Framework (the "SDG Framework"). The SDG Framework is in accordance with the Green Bond Principles 2018, Social Bond Principles 2018 and Sustainability Bond Guidelines 2018, each published by the International Capital Market Association. The settlement took place on February 12, 2021; and

b.a tender offer for hybrid instruments in euros, with first call date in March 2022. Telefónica Europe, B.V. offered to purchase for cash any and all of the tendered securities in an aggregate principal amount of 758 million euros. The tender offer settled on February 15, 2021.
•On February 22, 2021, Telefónica Chile, S.A. entered into a stock purchase agreement with KKR Alameda Aggregator L.P. (a vehicle controlled by funds managed or advised by KKR affiliated entities) for the sale of 60% of the shares of InfraCo, SpA ("InfraCo").
As part of the transaction, Telefónica Chile will sell approximately two million homes passed with fiber to InfraCo. Additionally, Telefónica Chile and InfraCo will enter into certain agreements for the provision of various services, including an agreement to provide wholesale connectivity services to Telefónica Chile on InfraCo’s fiber network.
The transaction values InfraCo at 1.0 billion U.S. dollars (approximately 0.8 billion euros at the exchange rate as of the date of the agreement).
The transaction is subject to obtaining the corresponding authorizations from the antitrust authorities.
•On February 24, 2021, Telefónica informed that the Board of Directors unanimously appointed the Independent Director Ms. Claudia Sender Ramírez as Member of the Strategy and Innovation Committee, in replacement of the Independent Director Mr. Peter Löscher, who presented his resignation to such position.
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

B. Business Overview
    Telefónica is a telecommunications service provider with its footprint in some markets in Europe and Latin America. Our objective is to create, protect and promote fixed and mobile connections for our customers helping them to take control over their digital lifestyle. Therefore, we primarily offer our customers the connectivity they need to interact and live in the markets where we operate through simple products and services while protecting their data and managing it in a responsible way. We rely on modern technology to create a better and more inclusive society. We aim at offering our customers the possibility to reach the digital world regardless of their location, economic status, level of digital knowledge and capacities.
On November 27, 2019, the Board of Directors of Telefónica approved an action plan that will be implemented around five strategic decisions: (i) focus investment and growth in the most important markets of the Company: Spain, Brazil, the UK and Germany; (ii) the creation of Telefónica Tech; (iii) the creation of Telefónica Infra; (iv) an operational spin-off of Hispanoamérica in a single unit; and (v) redefinition of the Company’s corporate center. Such changes resulted in a change to the financial information presented to Telefónica's management and a change to the reporting segments.
In 2020, the Telefónica Group reported financial information, both internally and externally, according to the following segments: Telefónica Spain, Telefónica United Kingdom, Telefónica Germany, Telefónica Brazil, Telefónica Hispam (formed by the Group's operators in Colombia, Mexico, Venezuela, Ecuador, Argentina, Chile, Peru and Uruguay) and Telxius Group.
The segments referred to above include the information related to the fixed, wireless, cable, data, Internet and television businesses and other digital services provided in each country. Inter-segment transactions are carried out at arm's length prices.
Information relating to other Group companies not specifically included in the segments referred to above is reported under "Other companies" (see Appendix I to the Consolidated Financial Statements), which includes Telefónica, S.A. and other holding companies, our Central America operations (which were previously included in Hispam Norte), as well as companies whose main purpose is to provide cross-sectional services to the Group companies, and other operations not included in the segments.
The Telefónica Group’s strategy aims to:
Enhance value through:
•Making our world more human, by connecting lives in a sustainable way.
•Offering good connectivity, for which our infrastructure management and our continuous investment in network and platforms are key.
•Good connectivity is the enabler for all digital services. Telefónica provides a wide range of services over connectivity through a fixed and mobile bundled offer which includes video and digital services. We offer our customers additional data in order to amplify services through unique, simple and clear offers.
•Focusing on customers’ needs, making their life and digital experience easier through customized offers,
With the following enablers:
•End-to-end digitalization: seeking the reduction of our legacy investments to increase virtualization, the reduction of physical servers, data centers and applications, the digitalization of IT systems and processes and the digitalization of front and back office. The continuous effort towards this objective has resulted in a key lever in the COVID-19 crisis. Digitalization efforts undertaken in the past have allowed Telefónica to provide a rapid response to companies as they adapted to and sought to enhance their competitiveness in the new landscape.
•Big Data and innovation to add value to our customers and return the control over data to our customers.
•Continued focus on the simplification of processes. This includes keeping a tight control over investments, supporting operating cash flow through cost savings and adapting to the new COVID-19 environment.
•Digital trust: as we manage ever more personal information about our customers, their trust in us is key. Telefónica seeks a relationship of trust with its customers, and therefore we invest in network security.

Telefónica is developing tools to protect information in end user devices and communications, fixed and mobile, networks, as well as to protect customers' digital identity. This strategy is key in the new COVID-19 environment.
•Fiber and 4G deployment enables Telefónica to continue gaining prominence among customers through better experience and a lower churn. These networks help Telefónica to continue to maintain high quality services for home offices and a higher consumption of entertainment services.
•On September 1, 2020, Telefónica launched its 5G network in Spain, positioning the company to build the connectivity of the future and to drive the digitalization of companies, SMEs, Public Administrations as well as individuals. Following this deployment, as of December 31, 2020, 80% of the Spanish population was covered. In October 2020, Telefónica launched 5G in the five major cities in Germany, reaching 15 cities by December 31, 2020.

2020 highlights

The COVID-19 pandemic significantly affected the Group throughout the year 2020, as lockdowns imposed across the Group’s markets put unprecedented pressure on both its B2C and B2B segments.
In 2020, the estimated negative impact of the COVID-19 pandemic on the Group's revenue performance amounted to 1,905 million euros, mainly related to a decrease in service revenues (-1,450 million euros) and handset sales (-456 million euros). With regards to service revenues, there were lower roaming revenues and commercial activity in the B2C segment, along with project delays and lower SME revenues which affected the performance of the B2B segment.
To mitigate the negative impacts of the pandemic on Telefónica's operations, management took proactive steps to reduce costs. The estimated negative impact of the COVID-19 pandemic on the Group's OIBDA amounted to 977 million euros in 2020, as a consequence of the decrease in revenues, partially offset by certain savings mainly in direct and commercial costs (while there was an increase in bad debt costs). In addition, there was a decrease in CapEx, which was carefully planned in light of the challenges brought by the COVID-19 pandemic.
Our estimates of the impact of the COVID-19 pandemic on the Group's results were calculated on the basis of the difference between actual results and the results that we estimate would have been obtained if trends prevailing prior to the pandemic had not been interrupted. These estimates are made in respect of those items that were considered to be most affected by the COVID-19 pandemic, namely, revenues (in particular, service revenues, roaming revenues and handset sales) and expenses (in particular, direct and commercial costs, supplies (including handset costs) and bad debt costs), as a result mainly of the interruption of the commercial channel, international travelling restrictions, the temporary closing of some businesses and SMEs in some regions and, more generally, depressed economic conditions.

To support communities in which the Group operates, Telefónica implemented measures aimed at:
•Protecting the health and safety of its employees and customers.
•Providing critical infrastructure and technology services to governments and health authorities.
•Donating goods and services to hospitals and vulnerable customers.
•Making the Group's high-tech buildings available for public use (O2 Arena in London and O2 Tower in Munich).
•Providing customers with free mobile data and additional entertainment services at no extra cost.
•Accelerating payments to suppliers with liquidity problems and offering flexible payments terms to our customers.
•Maintaining the 2020 dividend for shareholders, while enhancing financial flexibility through a voluntary scrip dividend.
More importantly, Telefónica's state-of-the-art networks have enabled the Group to facilitate record growth in traffic driven by remote work and increased consumption of entertainment services while maintaining high levels of customer experience and service quality.
Digitalization has proved to be a key lever for Telefónica in this crisis, as processes were accelerating, needs were crystallizing, and the Group helped communities and companies to adapt and to enhance their competitiveness in the new environment. Digitalization has emerged as one of the drivers of economic recovery.

In 2020, Telefónica continued capturing and retaining high-value customers focusing on customer experiences and the strength of its infrastructure.
Telefónica's total accesses totaled 345.4 million as of December 31, 2020, with an improvement in the customer mix. Customer commitment improved, resulting in a lower churn, and total accesses increased by 0.3% year-on-year, mainly due to the increase in postpay mobile accesses in Telefónica Brazil and Telefónica Germany. Year-on-year access growth was affected by the COVID-19 pandemic.
The table below shows the evolution of accesses over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2019	2020	% Reported YoY
Fixed telephony accesses (1)	31,285.4	28,243.0	(9.7%)
Broadband (2)	20,837.1	20,077.2	(3.6%)
UBB	14,280.9	15,212.8	6.5%
FTTH	8,223.5	9,964.2	21.2%
Mobile accesses (3)	261,532.9	266,287.1	1.8%
Prepay	131,787.1	131,542.0	(0.2%)
Contract	105,970.7	108,587.5	2.5%
IoT	23,775.0	26,157.7	10.0%
Pay TV	8,437.1	8,059.5	(4.5%)
Retail Accesses	322,422.2	322,978.5	0.2%
Wholesale Accesses	21,912.7	22,455.0	2.5%
Fixed wholesale accesses	3,822.8	3,722.8	(2.6%)
Mobile wholesale accesses	18,089.9	18,732.1	3.6%
Total Accesses	344,334.9	345,433.5	0.3%
Notes:
- The table includes accesses for Telefónica Costa Rica (2.2 million and 2.5 million total accesses as of December 31, 2019 and 2020, respectively). The sale of Telefónica Costa Rica is pending as of the date of this Annual Report.
(1) Includes fixed wireless and VoIP accesses.
(2) 2020 "Broadband" accesses are reported as an independent category which includes UBB and FTTH accesses due to the increased focus on these key products. Narrowband and data accesses (which were previously included in “Internet and data accesses”) are directly included in "Retail Accesses" and are not separately shown. 2019 figures included in this section have been revised accordingly for comparative purposes. However, the 2019 figures included in the section titled “2019 Highlights” do not reflect these updates.
(3) 2020 "Mobile accesses" show "IoT" accesses as an independent category within "Mobile accesses" due to its increasing weight. "IoT" accesses include both postpay and prepay IoT accesses and, therefore, are not comparable to the "M2M" accesses reported in prior years, which only included postpay accesses (given the limited relevance of prepay accesses in prior years). 2019 figures included in this section have been revised accordingly for comparative purposes. However, the 2019 figures included in the section titled “2019 Highlights” do not reflect these updates. Accordingly, the number of "Prepay", "Contract" and "IoT/M2M" accesses as of December 31, 2019 reported in this section may differ from that reported under “2019 Highlights”.

The table below shows the evolution of accesses by segment:

	YoY variation	% Over Total Accesses
Accesses 2020		2019	2020
Telefónica Spain	(1.3%)	12.2%	12.0%
Telefónica United Kingdom	4.8%	10.1%	10.6%
Telefónica Germany	1.1%	14.0%	14.1%
Telefónica Brazil	1.5%	27.2%	27.5%
Telefónica Hispam	(2.0%)	32.1%	31.4%
Other companies (1)	1.1%	4.3%	4.4%
Note:
(1) Includes Central American operations.

Mobile accesses totaled 266.3 million as of December 31, 2020, increasing by 1.8% compared to 2019, mainly as a result of the increase in postpay mobile accesses, up by 2.5% year-on-year and whose weight over total mobile accesses (excluding IoT accesses) increased to 45.2% (+0.6 p.p. year-on-year). By region, the increase was mainly due to the growth of prepay and postpay mobile accesses in Telefónica Brazil and the increase in postpay accesses in Telefónica Germany, which offset the overall decrease in prepay mobile accesses mainly in Telefónica Germany and Telefónica Hispam, due to the market dynamics and the ongoing prepay to contract migration trend. Year-on-year evolution was impacted by the COVID-19 pandemic.

Fixed broadband accesses stood at 20.1 million at December 31, 2020, down 3.6% year-on-year, as a result of the reduction of legacy accesses, partially offset by the growth in UBB accesses, which stood at 15.2 million at December 31, 2020, growing by 6.5% compared to December 31, 2019. FTTH reached 10.0 million accesses at

December 31, 2020, increasing by 21.2% year-on-year, representing 49.6% of fixed broadband accesses (+10.2 p.p. y-o-y) and 65.5% of UBB accesses (+7.9 p.p. y-o-y).
Pay TV accesses totaled 8.1 million as of December 31, 2020, down 4.5% year-on-year mainly due to the fall in lower value customers in Spain and legacy erosion (DTH) in Peru.

The tables below show the evolution of Telefónica's estimated access market share for mobile and fixed broadband for the past two years.

Competitive Position Evolution
	Mobile Market Share (1)
Telefónica	2019	2020
Spain	29.7%	29.3%
United Kingdom	26.4%	25.3%
Germany	36.6%	35.9%
Brazil	32.9%	33.6%
Argentina	29.5%	29.2%
Chile	26.4%	26.6%
Peru	31.4%	31.2%
Colombia	24.0%	25.0%
Venezuela	48.5%	55.7%
Mexico	21.6%	21.0%
Ecuador	28.1%	29.9%
Uruguay	36.6%	37.0%
(1) Internal estimates in both years.

	FBB Market Share (1)
Telefónica	2019	2020
Spain	38.4%	36.6%
Brazil	21.6%	17.8%
Argentina	19.2%	16.5%
Chile	28.8%	27.8%
Peru	70.0%	66.2%
Colombia	16.5%	15.4%
(1) Internal estimates in both years.

2020/2019 Consolidated results
In this section, we discuss changes in the Group’s consolidated income statements for the years ended December 31, 2020 and 2019. Changes in the Group’s consolidated income statements for the years ended December 31, 2019 and 2018 are discussed in a separate section further below.

	Year ended December 31,				Variation
Consolidated Results	2019		2020		2020 vs 2019
Millions of euros	Total	% of revenues	Total	% of revenues	Total	%
Revenues	48,422	100.0%	43,076	100.0%	(5,346)	(11.0%)
Other income	2,842	5.9%	1,587	3.7%	(1,255)	(44.1%)
Supplies	(13,635)	(28.2%)	(13,014)	(30.2%)	621	(4.6%)
Personnel expenses	(8,066)	(16.7%)	(5,280)	(12.3%)	2,786	(34.5%)
Other expenses	(14,444)	(29.8%)	(12,871)	(29.9%)	1,573	(10.9%)
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	15,119	31.2%	13,498	31.3%	(1,621)	(10.7%)
OIBDA Margin	31.2%		31.3%			0.1 p.p.
Depreciation and amortization	(10,582)	(21.9%)	(9,359)	(21.7%)	1,223	(11.6%)
OPERATING INCOME (OI)	4,537	9.4%	4,139	9.6%	(398)	(8.8%)
Operating Margin	9.4%		9.6%			0.2 p.p.
Share of income of investments accounted for by the equity method	13	0.0%	2	0.0%	(11)	(81.1%)
Net financial expense	(1,832)	(3.8%)	(1,558)	(3.6%)	274	(14.9%)
PROFIT BEFORE TAX	2,718	5.6%	2,583	6.0%	(135)	(5.0%)
Corporate income tax	(1,054)	(2.2%)	(626)	(1.5%)	428	(40.6%)
PROFIT FOR THE YEAR	1,664	3.4%	1,957	4.5%	293	17.6%
Attributable to equity holders of the parent	1,142	2.4%	1,582	3.7%	440	38.5%
Attributable to non-controlling interests	522	1.1%	375	0.9%	(147)	(28.1%)

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
For purposes of this report, 2020/2019 “organic” variation is defined as the reported variation as adjusted to exclude the impacts detailed below:
•Foreign exchange effects: we have excluded the impact of changes in exchange rates (except for countries with hyperinflationary economies (Argentina and Venezuela)) by assuming constant average foreign exchange rates year-on-year (using average foreign exchange rates of 2019 for both years).
Foreign exchange rates had a negative impact on our reported 2020 results, mainly due to the depreciation of the Brazilian real against the euro.
Foreign exchange effects decreased revenue growth by 6.5 percentage points, OIBDA growth by 8.0 percentage points and operating income growth by 7.8 percentage points in 2020.
•Changes in the consolidation perimeter: we have excluded the impact of changes in our consolidation perimeter in 2020 and 2019. The main changes were the sale (and, therefore, the exclusion from our consolidation perimeter) of Antares, Telefónica Móviles Guatemala, Telefonía Celular de Nicaragua and Telefónica Móviles Panamá in 2019. To exclude the impact of these sales in the calculation of organic variations, the 2019 comparative figures exclude the results of such companies. Additionally, we have excluded for both periods the results of Telefónica Costa Rica and Telefónica El Salvador, which were classified as held for sale at the end of 2019.
•Gains or losses on the sale of companies: the gains obtained or losses incurred from the sale of companies have been excluded to calculate organic variations.
In 2020, we mainly excluded a gain of 29 million euros related to the initial registration at fair value of the stake of Telefónica in the joint venture with the Allianz Group for the deployment of fiber in Germany.
In 2019, we mainly excluded the gains obtained from the sale of Antares (98 million euros), Telefónica Móviles Guatemala, Telefonía Celular de Nicaragua and Telefónica Móviles Panamá (for a total amount of 365 million euros) and data center businesses (213 million euros).
•Restructuring costs: we have excluded the impact in 2020 and 2019 of restructuring costs, mainly those related to the Individual Suspension Plan adopted under the II Collective Agreement of Related Companies in Telefónica Spain in 2019.
The distribution by segment of the restructuring costs, in terms of their impact on OIBDA and operating income, is as follows:

Millions of euros	2019	2020
Telefónica Spain	1,733	(2)
Telefónica United Kingdom	31	—
Telefónica Germany	22	37
Telefónica Brazil	—	—
Telefónica Hispam	235	17
Telxius Group	0	—
Other companies	149	34
Total restructuring costs	2,170	86

•Reported variation of companies in hyperinflationary countries: in the organic variation, the y-o-y reported variation of the companies in countries with hyperinflationary economies (Argentina and Venezuela) is excluded. In reported terms, these companies' revenues, OIBDA, operating income and OIBDA-CapEx for 2020 decreased by 432 million euros, 229 million euros, 185 million euros and 91 million euros, respectively, compared to 2019.
•Impairment of goodwill and other assets: the impairment of the goodwill and certain assets of Telefónica Argentina has been excluded in 2020, amounting to 894 million euros, which consists of a 519 million euros goodwill impairment loss and impairment losses over non-current assets amounting to 375 million euros. In 2019, the goodwill impairment loss in Argentina (206 million euros) has been excluded.
•Spectrum acquisition: the organic variation of CapEx excludes the impact of spectrum acquisitions in 2020 and 2019, amounting to 126 million euros and 1,483 million euros (excluding spectrum acquisition in El Salvador in 2019 amounting to 18 million euros), respectively.
•Other adjustments: organic variations exclude the following:
In 2020: (i) the impact of the accelerated amortization resulting from the transformation of the operating model of Telefónica México (following the AT&T agreement in 2019), amounting to 320 million euros in 2020 in depreciation and amortization and operating income; (ii) the impact of the assets classified as held for sale ceasing to be amortized in Telefónica United Kingdom (771 million euros on depreciation and amortization and operating income); and (iii) other adjustments amounting to 34 million euros in OIBDA, mainly due to the provisions recorded in Telefónica Spain to optimize the distribution network (29 million euros in OIBDA), and the gains on the spectrum sale in Telefónica Germany (5 million euros in OIBDA).
In 2019: (i) the negative impact in OIBDA and operating income resulting from the transformation of the operating model of Telefónica México (following the AT&T agreement in 2019), amounting to 239 million euros and 275 million euros, respectively; (ii) the impact of the irrevocable sale of the future credit rights that might arise from the favorable resolution of a number of claims and lawsuits of various kinds to which Telefónica Spain was a party at the date of the sale agreement, amounting to 103 million euros in OIBDA; and (iii) the impact of the provisions recorded in Telefónica Spain to optimize the distribution network (23 million euros in OIBDA).
The table below shows 2020/2019 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the consolidated income statement and capital expenditures ("CapEx") and OIBDA-CapEx:

	YoY variation
TELEFÓNICA 2020	% Reported YoY	% Organic YoY
Revenues	(11.0%)	(3.3%)
Other income	(44.1%)	(14.4%)
Supplies	(4.6%)	0.5%
Personnel expenses	(34.5%)	(3.8%)
Other expenses	(10.9%)	(5.5%)
OIBDA	(10.7%)	(5.7%)
Depreciation and amortization	(11.6%)	0.6%
Operating income (OI)	(8.8%)	(16.4%)
CapEx	(33.3%)	(12.0%)
OIBDA-CapEx	20.5%	(0.9%)
The table below shows the contribution to reported growth of each item considered to calculate the organic variations, as explained above. For each line item, the contribution to reported growth, expressed in percentage points, is the result of dividing the amount of each impact (on a net basis when the impact affects both years) by the consolidated reported figure for the previous year.

	Contribution to reported growth (percentage points)
TELEFÓNICA 2020	Exchange rate effect	Perimeter change	Capital gains/losses on sale of companies	Restructuring costs	Reported variation in hyperinflationary countries	Impairment of goodwill and other assets	Spectrum acquisition	Other adjustments
Revenues	(6.5)	(0.4)	—	—	(0.9)	—	—	—
Other income	(4.3)	(0.1)	(22.7)	—	(0.2)	—	—	(6.9)
Supplies	(4.6)	(0.3)	—	—	(0.2)	—	—	—
Personnel expenses	(4.1)	(0.1)	—	(25.9)	(1.1)	—	—	(0.5)
Other expenses	(7.6)	(0.3)	(0.1)	0.0	(0.6)	4.8	—	(1.9)
OIBDA	(8.0)	(0.7)	(4.2)	13.8	(1.5)	(4.5)	—	0.8
Depreciation and amortization	(8.1)	0.6	—	—	(0.4)	—	—	(4.3)
Operating income	(7.8)	(3.8)	(14.0)	45.9	(4.2)	(15.2)	—	12.8
CapEx	(6.1)	(0.4)	—	—	(1.6)	—	(15.3)	—
OIBDA-CapEx	(10.6)	(1.1)	(10.0)	32.8	(1.4)	(10.9)	21.1	2.0
Results discussion

Revenues in 2020 totaled 43,076 million euros, decreasing in reported terms by 11.0% y-o-y, negatively impacted by the foreign exchange rates (-6.5 p.p.) (due mainly to the depreciation against the euro of the Brazilian real), the impact of the reported variation of companies in hyperinflationary countries (-0.9 p.p.) and changes in the consolidation perimeter (-0.4 p.p.). In organic terms, revenues fell 3.3%, mainly as a result of the effects of the COVID-19 pandemic, which is estimated to have decreased revenues by approximately 1,905 million euros in 2020, due to lower handset sales and service revenues (mainly due to reduced commercial activity), a strong decrease in roaming revenues (given the significant decrease in international travel), increased promotion offers (consisting of discounts and promotions), lower prepay top ups and bolt-ons due to the shift from mobile data usage to Wi-Fi networks and lower revenues in the B2B segment in connection with both communication services and IT.

The structure of revenues reflects Telefónica's geographic diversification. The contribution of the following segments to the Telefónica Group's revenues increased in 2020 as compared to 2019: Telefónica Spain, which contributed 28.8% of the Group's revenues (+2.3 p.p. versus 2019), Telefónica Germany with 17.5% (+2.2 p.p. versus 2019), Telefónica United Kingdom with 15.6% (+0.9 p.p. versus 2019) and Telxius Group with 1.9% (+0.2 p.p. versus 2019). The contribution of the following segments decreased in 2020 as compared to 2019: Telefónica Brazil, which contributed 17.2% of the Group's revenues (-3.5 p.p. compared to 2019) and Telefónica Hispam with 18.4% (-1.5 p.p. versus 2019). The contribution of these two segments was adversely affected principally by the foreign exchange evolution.

Other income mainly included own work capitalized in our fixed assets and gains on the sale of assets. In 2020, other income totaled 1,587 million euros compared to 2,842 million euros in 2019 (-44.1% y-o-y in reported terms), mainly as a result of the decrease in gains on the sale of companies in 2020 (-22.7 p.p.) and other gains. In particular, in 2019, other income registered gains from the sale of certain companies, mainly Antares (98 million euros), Telefonía Celular de Nicaragua, Telefónica Móviles Guatemala and Telefónica Móviles Panamá (for a total amount of 365 million euros), the sale of data center businesses (213 million euros) and the irrevocable sale of credit rights that might arise from the favorable resolution of certain claims and lawsuits of various kinds to which Telefónica Spain was a party at the date of the sale agreement. In organic terms, other income decreased by 14.4% mainly due to the decrease in gains on the sale of telephone towers, amounting to 43 million euros in 2020 and 176 million euros in 2019.

The total amount of supplies, personnel expenses and other expenses (principally external services and taxes) was 31,165 million euros in 2020, down 13.8% year-on-year in reported terms. This decrease was mainly attributable to the decrease in restructuring costs (-5.8 p.p.), mainly those related to the II Collective Agreement of Related Companies in Spain (Individual Suspension Plan) which were significant in 2019, and the impact of changes in foreign exchange rates (-5.7 p.p.). In organic terms, the total amount of supplies, personnel expenses and other expenses decreased by 2.7%. The year-on-year variation was significantly affected by the COVID-19 pandemic. The evolution of these expenses is explained in greater detail below:
•Supplies amounted to 13,014 million euros in 2020, down 4.6% year-on-year in reported terms mainly as a result of the impact of foreign exchange rates (-4.6 p.p.) and changes in the scope of consolidation (-0.3 p.p.). In organic terms, supplies increased by 0.5% year-on-year, mainly due to higher TV content costs and higher costs related to IT sales in Telefónica Spain, partially offset by the effects of the COVID-19 pandemic, which led to lower handset costs, due to the lower commercial activity, and lower roaming costs.
•Personnel expenses amounted to 5,280 million euros in 2020, down 34.5% year-on-year in reported terms mainly as a result of the decrease in restructuring costs (-25.9 p.p.), mainly those related to the II Collective Agreement of Related Companies in Spain (Individual Suspension Plan) which were significant in 2019, and the impact of changes in foreign exchange rates (-4.1 p.p.). In organic terms, personnel expenses decreased by 3.8% year-on-year due to the lower average number of employees in 2020 and cost-cutting measures adopted in most segments.
The average headcount was 113,182 employees in 2020, down 4.1% compared to 2019.
•Other expenses amounted to 12,871 million euros in 2020, down 10.9% year-on-year in reported terms. This decrease was mainly attributable to the impact of foreign exchange rates (-7.6 p.p.) and the provision registered in 2019 related to the transformation of the operating model of Telefónica México (-2.0 p.p.), partially offset by the higher impairment of goodwill and other assets in Telefónica Argentina (+4.8 p.p.). In organic terms, other expenses decreased by 5.5% year-on-year due mainly to the effects of the COVID-19 pandemic, which led to a decrease in network and IT costs, offset in part by the higher bad debt costs principally in Telefónica Hispam and Telefónica Brazil, which were also driven by the COVID-19 pandemic.

As a result of the foregoing, OIBDA totaled 13,498 million euros in 2020, a decrease of 10.7% year-on-year in reported terms. In organic terms, OIBDA decreased by 5.7% year-on-year.
Depreciation and amortization amounted to 9,359 million euros in 2020, decreasing 11.6% year-on-year in reported terms, mainly due to the impact of foreign exchange rates (-8.1 p.p.) and the lower depreciation and amortization in Telefónica United Kingdom following the classification of the companies included within the scope of the agreement with Liberty Global plc as a disposal group held for sale, partially offset by the accelerated amortization of Telefónica México as a consequence of the transformation of the operating model. In organic terms, depreciation and amortization remained stable (+0.6%).
Operating income (OI) in 2020, totaled 4,139 million euros, decreasing 8.8% compared to 2019, impacted by the higher impairment of goodwill and other assets in Telefónica Argentina (-15.2 p.p.), the decrease in other income compared to 2019 (when other income was positively affected by capital gains derived from the sale of companies (-14.0 p.p.)), the impact of foreign exchange rates (-7.8 p.p.), the impact of the reported variation of companies in hyperinflationary countries (-4.2 p.p.), changes in the consolidation perimeter (-3.8 p.p.) and the impact of accelerated amortization resulting from the transformation of the operating model of Telefónica México, following the AT&T agreement in 2019 (-1.9 p.p.), offset by the lower restructuring costs (+45.9 p.p.) and the lower depreciation and amortization expenses in Telefónica United Kingdom (+17.2 p.p.). In organic terms, operating income decreased by 16.4% year-on-year, mainly as a result of the effects of the COVID-19 pandemic, which is estimated to have reduced operating income by approximately 977 million euros due to a decrease in service revenues in all regions and higher bad debt, which were only partially offset by the decrease in operational costs (mainly direct and commercial costs as a result of the lower commercial activity).
The share of income (loss) of investments accounted for by the equity method for 2020 was a gain of 2 million euros (compared to a gain of 13 million euros in 2019).
Net financial expense amounted to 1,558 million euros in 2020, 274 million euros lower than the previous year, mainly as a result of the reduction of the debt in European currencies, as well as its cost.

Corporate income tax amounted to 626 million euros in 2020, down 40.6% year-on-year, mainly due to the reversal of deferred tax assets in Telefónica México in 2019, which adversely affected the corporate income tax for such year.
As a result, profit for the year attributable to equity holders of the parent for 2020 was 1,582 million euros (1,142 million euros in 2019).
Profit attributable to non-controlling interests was 375 million euros in 2020, 147 million euros lower than in 2019, mainly due to the lower profit attributable to non-controlling interests at Telefónica Brazil and Telefónica Centroámerica Inversiones (which, in 2019, was positively affected by the gains derived from the sale of Telefonía Celular de Nicaragua and Telefónica Móviles Panamá), partially offset by higher profit attributable to non-controlling interests at Telxius Group.
CapEx stood at 5,861 million euros in 2020, decreasing 33.3% y-o-y in reported terms.
OIBDA-CapEx stood at 7,637 million euros in 2020, growing 20.5% as compared to 2019 in reported terms.

2020/2019 Segment results
TELEFÓNICA SPAIN
The table below shows the evolution of accesses in Telefónica Spain over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2019	2020	%Reported YoY
Fixed telephony accesses (1)	9,024.1	8,731.0	(3.2%)
Broadband (2)	6,023.4	5,961.9	(1.0%)
FTTH	4,325.0	4,614.1	6.7%
Mobile accesses (3)	18,916.9	18,977.8	0.3%
Prepay	1,137.2	888.1	(21.9%)
Contract	15,158.8	15,383.7	1.5%
IoT	2,620.8	2,706.0	3.2%
Pay TV	4,073.8	3,934.5	(3.4%)
Retail Accesses	38,049.5	37,615.1	(1.1%)
Wholesale Accesses	3,788.2	3,689.5	(2.6%)
Total Accesses	41,837.7	41,304.6	(1.3%)
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) 2020 "Broadband" accesses are reported as an independent category which includes UBB and FTTH accesses due to the increased focus on these key products. Narrowband and data accesses (which were previously included in “Internet and data accesses”) are directly included in "Retail Accesses" and are not separately shown. 2019 figures included in this section have been revised accordingly for comparative purposes. However, the 2019 figures included in the section titled “2019 Highlights” do not reflect these updates.
(3) 2020 "Mobile accesses" show "IoT" accesses as an independent category within "Mobile accesses" due to its increasing weight. "IoT" accesses include both postpay and prepay IoT accesses and, therefore, are not comparable to the "M2M" accesses reported in prior years, which only included postpay accesses (given the limited relevance of prepay accesses in prior years). 2019 figures included in this section have been revised accordingly for comparative purposes. However, the 2019 figures included in the section titled “2019 Highlights” do not reflect these updates. Accordingly, the number of "Prepay", "Contract" and "IoT/M2M" accesses as of December 31, 2019 reported in this section may differ from that reported under “2019 Highlights”.

Telefónica Spain’s 2020 results were significantly impacted by the imposition of strict measures to prevent the spread of COVID-19, especially during the second quarter 2020. Restrictions were first imposed before the start of the second quarter, significantly affecting commercial activity (approximately 90% of Telefónica-branded stores were closed in March and April 2020; approximately 50% were closed in May of 2020), interrupting all sports competitions (importantly, football, which restarted in mid-June of 2020) and suspending portability (i.e., the switching of service providers by clients; especially in the fixed service until the end of May of 2020). The population was locked down for most of the second quarter of 2020. Telefónica responded to these challenges by leveraging the strength of the largest FTTH network in Europe to provide reliable service throughout the COVID-19 pandemic crisis and taking unprecedented steps to support society and show solidarity with its communities and customers.
During 2020, the commercial activity continued to rely on the differentiated services offered by the company, with a multi brand strategy (Movistar, O2) to serve different market segments. In addition, during the first half of 2020, Telefónica introduced changes to its portfolio to strengthen its relationship with clients and reach new market segments. Some of these changes are described below.
Movistar Prosegur Alarmas, the joint venture of Prosegur and Telefónica, launched its first commercial offer for the alarm market in Spain. Unlike similar products in the market, customers do not have to pay any initial fee and there is no minimum commitment term. The service includes the installation of an alarm which is connected to an alarm reception center, a video surveillance system and a connection to the Movistar Prosegur Alarmas mobile app. In addition, it is the only product to offer Acudas, an immediate intervention service which sends a private security guard to the customer's house in the event of a security incident.

In addition, Disney+ content was added to the “Fusión offer”, following the signing on March 8, 2020 of an agreement between The Walt Disney Company Iberia and Telefónica, pursuant to which Movistar became the strategic distributor of Disney+ in Spain. With this agreement with the world's leading entertainment company, Movistar added Disney+ titles to its rich catalog of original content, which is accessible through the streaming service that gives access to more than 1,000 movies, series and programs from Disney, Pixar, Marvel, Star Wars, National Geographic and much more. Disney+ has been included in the “Fusión packages” featuring fiction content such as “Fusión Selección Plus Ficción”, “Fusión Total” and “Fusión Total Plus”, and in general in all those “Fusion products” that incorporate the Ficción package. In addition, Movistar+ has launched a new "Cine" (Movies) package which, among other products, will include Disney+.
Moreover, unlimited data was provided to more than three million customers (as part of the most complete Fusion packages) at no additional cost, in response to the increased demand for data consumption, which has reached record levels as a consequence of the COVID-19 pandemic. Clients of Fusión Selección La Liga or Champions, Fusión + Ocio, Fusión + Futbol and Fusión Pro have also been able to enjoy unlimited data, calls and SMSs for 5 euros extra per month. Unlimited data plans are also available for customers who only want a plan for their mobile devices.
In October 2020, Movistar Health was launched. This is an online telemedicine service aimed at, among other services, allowing users to connect to a primary care doctor anywhere, anytime, 24 hours a day, 7 days a week. Movistar Health also offers plans for companies, adapted to their needs according to their size and requirements.
We also launched the 5G network.
Telefónica Spain had 41.3 million accesses as of December 31, 2020 (-1.3% as compared to December 31, 2019), as a result of the commercial slowdown driven mainly by the COVID-19 pandemic.
The convergent offer (residential and SMEs) had a customer base of 4.8 million customers as of December 31, 2020, a decrease of 0.3% y-o-y.
Retail fixed accesses totaled 8.7 million and decreased 3.2% as compared to December 31, 2019, with a net loss of 293 thousand accesses in 2020.
Retail broadband accesses totaled 6.0 million (-1.0% y-o-y), with a net loss of 61 thousand accesses during 2020.
Retail fiber (FTTH) accesses reached 4.6 million customers (+6.7% as compared to December 31, 2019), representing 77.4% of total retail broadband customers (+5.6 p.p. y-o-y) with net adds of 289 thousand accesses in 2020. At December 31, 2020, fiber deployment reached 25.2 million premises, 2.1 million more than at December 31, 2019, and it continues to be the largest in Europe.
Total retail mobile accesses stood at 19.0 million as of December 31, 2020, an increase of 0.3% as compared to December 31, 2019 as a result of the increase in mobile contract accesses that more than offset the decrease in prepay accesses (-21.9% y-o-y), reflecting the success of the convergent strategy and the good performance of the migration from prepay to postpay. The contract access base accelerated its growth during 2020, growing by 1.5% year-on-year.
Pay TV accesses reached 3.9 million at December 31, 2020, decreasing 3.4% year-on-year.
Wholesale accesses stood at 3.7 million at December 31, 2020, down 2.6% year-on-year due to the decrease in non-fiber wholesale accesses. Wholesale fiber accesses (70% of total wholesale accesses at December 31, 2020 compared with 57% at December 31, 2019) were up 20.6% year-on-year.

The table below shows Telefónica Spain’s results over the past two years:

Millions of euros
TELEFÓNICA SPAIN (1)	2019	2020	% Reported YoY	% Organic YoY (2)
Revenues	12,850	12,401	(3.5%)	(3.5%)
Mobile handset revenues	373	264	(29.2%)	(29.2%)
Revenues ex-mobile handset sales	12,477	12,137	(2.7%)	(2.7%)
Retail	10,313	9,906	(3.9%)	(3.9%)
Wholesale and Other	2,164	2,231	3.1%	3.1%
Other income	640	540	(15.7%)	5.9%
Supplies	(4,056)	(4,210)	3.8%	3.8%
Personnel expenses	(3,660)	(1,748)	(52.2%)	(9.1%)
Other expenses	(2,055)	(1,937)	(5.8%)	(6.2%)
OIBDA	3,719	5,046	35.7%	(5.1%)
Depreciation and amortization	(2,013)	(2,184)	8.5%	8.5%
Operating income (OI)	1,706	2,862	67.7%	(13.3%)
CapEx	1,667	1,408	(15.5%)	(15.2%)
OIBDA-CapEx	2,052	3,638	77.3%	(0.5%)
Notes:
- In 2020, the breakdown of revenues for Telefónica Spain has been simplified to facilitate understanding of our business. Retail revenues primarily includes the prior B2C and B2B segments.
(1) From January 1, 2020 Telefónica Spain consolidates Telefónica Global Technology, S.A.U., which was previously part of "Other companies". 2019 figures have been revised accordingly for comparative purposes.
(2) See adjustments made to calculate organic variations below.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Spain, we have made the following adjustments in order to calculate 2020/2019 variations in organic terms:
•Optimization of the distribution network: organic variations exclude the impact of the provisions recorded in Telefónica Spain totaling 29 million euros in 2020 in connection with the restructuring of the distribution channels (23 million euros in 2019).

•Restructuring costs: we have excluded the impact (i) in 2020, 2 million euros due to the reversal of a provision recorded in 2019 in connection with restructuring costs; and (ii) in 2019 restructuring costs totaling 1,733 million euros that were mainly related to the Individual Suspension Plan.

•Irrevocable sale of future credit rights: organic variations exclude the positive impact in 2019 of the irrevocable sale of the future credit rights that might arise from the favorable resolution of certain claims and lawsuits of various kinds to which Telefónica Spain was a party at the date of the sale agreement amounting to 103 million euros.

•Gains or losses on the sale of companies: organic variations exclude the 27 million euros gains from the sale of data center businesses in 2019.
•Spectrum acquisition: we have excluded the impact of spectrum acquisitions from CapEx, which totaled 7 million euros in 2019. During 2020, no spectrum acquisitions were made.

The table below shows 2020/2019 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA SPAIN 2020	% Reported YoY	% Organic YoY	Optimization Distribution Network	Restructuring costs	Sale of credit rights	Capital gains/losses on sale of companies	Spectrum acquisition
Revenues	(3.5%)	(3.5%)	—	—	—	—	—
Other income	(15.7%)	5.9%	—	—	(16.1)	(4.3)	—
Supplies	3.8%	3.8%	—	—	—	—	—
Personnel expenses	(52.2%)	(9.1%)	—	(47.4)	—	—	—
Other expenses	(5.8%)	(6.2%)	0.3	—	—	—	—
OIBDA	35.7%	(5.1%)	(0.2)	46.7	(2.8)	(0.7)	—
Depreciation and amortization	8.5%	8.5%	—	—	—	—	—
Operating income (OI)	67.7%	(13.3%)	(0.4)	n.m	(6.0)	(1.6)	—
CapEx	(15.5%)	(15.2%)	—	—	—	—	(0.4)
OIBDA-CapEx	77.3%	(0.5%)	(0.3)	84.6	(5.0)	(1.3)	0.3
n.m.: not meaningful
Results discussion
Revenues in Telefónica Spain in 2020 amounted to 12,401 million euros, down 3.5% y-o-y in reported terms, mainly as a result of the effects of the COVID-19 pandemic, which we estimate affected revenues by approximately 480 million euros in 2020, as a consequence of lower handset sales, commercial efforts made to mitigate the impact of COVID-19 on businesses and homes (consisting of discounts and promotions), as well as lower revenues mainly from roaming and advertising.
•Retail revenues totaled 9,906 million euros in 2020, decreasing by 3.9% year-on-year in reported terms. We attribute this decrease mainly to the impact of the COVID-19 pandemic on households and companies.
•Wholesale and other revenues totaled 2,231 million euros in 2020, increasing by 3.1% year-on-year in reported terms, driven mainly by the increase in TV and MVOs (Mobile Virtual Operators) wholesale revenues, which more than offset the significant decrease in roaming revenues as a consequence of the restrictions on international travel imposed in connection with the COVID-19 pandemic.
OIBDA reached 5,046 million euros in 2020, a year-on-year increase of 35.7% in reported terms. In organic terms, OIBDA decreased by 5.1% year-on-year, highly affected by the decrease in revenues due to the pandemic.
Depreciation and amortization amounted to 2,184 million euros in 2020, increasing by 8.5% year-on-year in both reported and organic terms, mainly as a result of a reassessment and adjustment in the useful lives of the copper service network assets.

Operating income amounted to 2,862 million euros in 2020, a year-on-year increase of 67.7% in reported terms. The year-on-year increase was mainly driven by the decrease in restructuring costs as compared to 2019 (+101.7 p.p.), partially offset by the decrease in other income, which in 2019 was positively affected by the irrevocable sale of credit rights referred to above (-6.0 p.p.), the gains from the sale of the data center businesses (-1.6 p.p.), and expenses incurred to optimize the distribution network (-0.4 p.p.). In organic terms, operating income showed a decrease of 13.3% year-on-year, mainly as a result of the effects of the COVID-19 pandemic, which we estimate impacted operating income by approximately 209 million euros, as a result of the decrease in service revenues of 360 million euros, partially offset by savings in certain supplies and other operating expenses.

TELEFÓNICA UNITED KINGDOM
On May 7, 2020, Telefónica reached an agreement with Liberty Global plc to combine their respective operating businesses in the United Kingdom into a 50:50 joint venture, resulting in an integrated telecommunication operator with over 46 million video, broadband and mobile subscribers and an estimated aggregate revenues of approximately 11 billion pounds sterling. The transaction is subject to regulatory approvals and other closing conditions. For additional information, see "Item 10. Additional Information-Material Contracts-Creation of 50:50 JV with Liberty Global for the combination of both groups' businesses in the United Kingdom".
In accordance with IFRS 5, the companies included within the scope of the transaction have been recognized as a disposal group held for sale. Therefore:
•The consolidated assets and liabilities subject to the transaction have been reclassified under ‘‘Non-current assets and disposal groups held for sale’’ and ‘‘Liabilities associated with non-current assets and disposal groups held for sale’’, respectively, in the consolidated statement of financial position at December 31, 2020.
•The related non-current assets ceased to be amortized and depreciated for accounting purposes once they were reclassified as assets held for sale.
The table below shows the evolution of accesses in Telefónica United Kingdom over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2019	2020	%Reported YoY
Fixed telephony accesses (1)	313.3	320.4	2.3%
Broadband (2)	28.9	29.2	1.2%
Mobile accesses (3)	25,803.3	26,980.7	4.6%
Prepay	8,436.1	8,117.4	(3.8%)
Contract	12,248.5	12,372.7	1.0%
IoT	5,118.7	6,490.6	26.8%
Retail Accesses	26,145.5	27,330.3	4.5%
Wholesale Accesses	8,714.7	9,210.9	5.7%
Total Accesses	34,860.2	36,541.2	4.8%
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) 2020 "Broadband" accesses are reported as an independent category which includes UBB and FTTH accesses due to the increased focus on these key products. Narrowband and data accesses (which were previously included in “Internet and data accesses”) are directly included in "Retail Accesses" and are not separately shown. 2019 figures included in this section have been revised accordingly for comparative purposes. However, the 2019 figures included in the section titled “2019 Highlights” do not reflect these updates.
(3) 2020 "Mobile accesses" show "IoT" accesses as an independent category within "Mobile accesses" due to its increasing weight. "IoT" accesses include both postpay and prepay IoT accesses and, therefore, are not comparable to the "M2M" accesses reported in prior years, which only included postpay accesses (given the limited relevance of prepay accesses in prior years). 2019 figures included in this section have been revised accordingly for comparative purposes. However, the 2019 figures included in the section titled “2019 Highlights” do not reflect these updates. Accordingly, the number of "Prepay", "Contract" and "IoT/M2M" accesses as of December 31, 2019 reported in this section may differ from that reported under “2019 Highlights”.

During 2020, throughout the COVID-19 health crisis which led to a lockdown of the UK population since the end of March 2020 and despite a competitive environment, Telefónica United Kingdom remained as the favorite telecommunications operator in United Kingdom (Source: CCS Insight), a position underpinned by the strength of the O2 brand, customer loyalty, successful commercial propositions, network reliability and good customer service. Such value propositions have allowed the company to achieve continuous customer growth in most market segments in a competitive market.
Total accesses grew by 4.8% year-on-year, standing at 36.5 million at December 31, 2020.
Mobile net additions in 2020 reached 1.1 million accesses, mainly driven by the increase in IoT accesses, which grew by 26.8% mainly boosted by the program “Smart Metering” (SMIP). Contract mobile accesses grew by 1.0%

y-o-y to 12.4 million at December 31, 2020 despite the closure of stores for several months in 2020 due to the COVID-19 pandemic.
Prepay accesses decreased by 3.8% y-o-y to 8.1 million customers at December 31, 2020, mainly as a result of the continued migration from prepay to contract mobile accesses and the impact of the COVID-19 pandemic.
The table below shows the evolution of Telefónica United Kingdom's results over the past two years:

Millions of euros
TELEFÓNICA UNITED KINGDOM	2019	2020	% Reported YoY	% Organic YoY (1)

Revenues	7,109	6,708	(5.6%)	(4.4%)
Mobile Business (2)	6,891	6,476	(6.0%)	(4.8%)
Handset revenues	1,795	1,816	1.1%	2.5%
Fixed Business	218	232	6.5%	7.9%
Other income	186	178	(4.4%)	(3.2%)
Supplies	(2,521)	(2,456)	(2.6%)	(1.3%)
Personnel expenses	(503)	(459)	(8.6%)	(1.7%)
Other expenses	(2,157)	(1,907)	(11.7%)	(10.5%)
OIBDA	2,114	2,064	(2.4%)	(2.4%)
Depreciation and amortization	(1,204)	(389)	(67.7%)	(2.3%)
Operating income (OI)	910	1,675	84.0%	(2.5%)
CapEx	914	913	(0.1%)	(9.2%)
OIBDA-CapEx	1,200	1,151	(4.1%)	2.7%
Notes:
- Mobile revenues have been split to highlight handset revenues, which is a more specific and volatile component, while keeping the rest of mobile business revenues together in an overall figure that includes retail mobile revenues, wholesale mobile revenues, value added services, etc.
(1) See adjustments made to calculate organic variations below.
(2) From 2020 "Mobile Business" revenues in Telefónica United Kingdom include certain mobile digital services revenues that were previously included in “Revenues” without being separately shown. 2019 revenues have been revised accordingly for comparative purposes.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica United Kingdom, we have made the following adjustments in order to calculate 2020/2019 variations in organic terms:
•Foreign exchange rate effect: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year. In particular, we have used the average foreign exchange rate of 2019 for both years.
•Depreciation and amortization: we have excluded the positive impact of ceasing the amortization of the non-current assets that fall within the scope of the agreement with Liberty Global plc, which were classified as held for sale starting on May 1, 2020, amounting to 771 million euros.
•Restructuring costs: we have excluded the impact of restructuring costs, amounting to 31 million euros in 2019.
•Spectrum acquisitions: we have excluded the impact of spectrum acquisitions on CapEx in 2020, amounting to 95 million euros.

The table below shows 2020/2019 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA UNITED KINGDOM 2020	% Reported YoY	% Organic YoY	Exchange rate effect	Impact on depreciation of assets held for sale	Restructuring costs	Spectrum acquisition
Revenues	(5.6%)	(4.4%)	(1.3)	—	—	—
Other income	(4.4%)	(3.2%)	(1.3)	—	—	—
Supplies	(2.6%)	(1.3%)	(1.3)	—	—	—
Personnel expenses	(8.6%)	(1.7%)	(1.2)	—	(5.7)	—
Other expenses	(11.7%)	(10.5%)	(1.2)	—	—	—
OIBDA	(2.4%)	(2.4%)	(1.3)	—	1.4	—
Depreciation and amortization	(67.7%)	(2.3%)	(0.4)	(64.9)	—	—
Operating income (OI)	84.0%	(2.5%)	(2.5)	85.8	3.2	—
CapEx	(0.1%)	(9.2%)	(1.3)	—	—	10.4
OIBDA-CapEx	(4.1%)	2.7%	(1.3)	—	2.4	(7.9)

Results discussion
Total revenues in 2020 decreased by 5.6% year-on-year in reported terms to 6,708 million euros, affected in part by the depreciation of the pound sterling (-1.3 p.p.). Excluding this impact, mobile revenues decreased by 4.4%, mainly as a result of the effects of the COVID-19 pandemic which are estimated to have reduced revenues by approximately 328 million euros in 2020 related to the lower handset sales, lower roaming revenues and a reduction in the roll out of IoT programs.

•Mobile business revenues reached 6,476 million euros in 2020, decreasing by 6.0% in reported terms, affected in part by the depreciation of the pound sterling (-1.3 p.p.). Excluding this impact, mobile business revenues decreased 4.8% affected by the impact of COVID-19, which is estimated to have amounted to approximately 320 million euros and are mainly due to the shift from mobile data usage to Wi-Fi networks, lower handset sales, lower roaming revenues and a reduction in the roll out of IoT programs.
Mobile ARPU fell by 13.2% year-on-year in reported terms and 12.0% in organic terms, significantly impacted by the COVID-19 pandemic, growth of IoT accesses (with lower ARPU) and customer migration to the direct channel as a consequence of the change in the distribution model after the end of the contract with Dixons Carphone in March 2020 which resulted in changes in the mobile revenues allocation.

TELEFÓNICA UNITED KINGDOM	2019 (1)	2020	% Reported YoY	%Organic YoY
ARPU (EUR)	14.8	12.8	(13.2%)	(12.0%)
Prepay	7.4	7.5	0.3%	1.6%
Contract (2)	24.9	22.1	(11.0%)	(9.8%)
Data ARPU (EUR)	8.6	9.7	12.8%	14.3%

(1) In December 2019, 665 thousand mobile contract accesses were reclassified as wholesale accesses. This affected ARPU calculations, as they relate to average retail accesses only (which are calculated on a monthly basis). In order to make ARPU calculations for 2020 and 2019 comparable, the calculation of the 2019 monthly average number of accesses was revised in accordance with such reclassification (so as to exclude such 665 thousand accesses for the whole year). As a result, 2019 ARPU amounts included in this section differ from those reported under “2019 Highlights”.
(2) Excludes IoT.

OIBDA totaled 2,064 million euros in 2020, decreasing by 2.4% in reported terms, down 2.4% in organic terms, affected by the pandemic.

Depreciation and amortization totaled 389 million euros in 2020, decreasing by 67.7% year-on-year in reported terms, mainly as a result of the reclassification of assets that fall within the scope of the agreement with Liberty Global plc as held for sale starting on May 1, 2020 (with such assets ceasing to accrue depreciation and amortization expenses since then). Excluding the impact of such reclassification (-64.9 p.p.) and the effect of the depreciation of the pound sterling (-0.4 p.p.), depreciation and amortization decreased by 2.3% year-on-year in organic terms mainly due to a lower depreciation and amortization in intangibles.
Operating income totaled 1,675 million euros in 2020, up by 84.0% in reported terms, mainly impacted by the decrease in depreciation and amortization as a result of the reclassification referred to above (+85.8 p.p.) and, to a lesser extent, the decrease in restructuring costs (+3.2 p.p.), offset in part by the depreciation of the pound sterling (-2.5 p.p.). In organic terms, operating income decreased by 2.5% year-on-year and was significantly impacted by the COVID-19 pandemic, which we estimate reduced operating income by approximately 155 million euros, mainly due to the lower service revenues (with COVID-19 having an estimated impact of approximately 256 million euros), offset in part by the decrease in certain direct costs as a result of the COVID-19 pandemic.

TELEFÓNICA GERMANY
The table below shows the evolution of accesses in Telefónica Germany over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2019	2020	%Reported YoY
Fixed telephony accesses (1)	2,129.5	2,180.2	2.4%
Broadband (2)	2,206.6	2,261.1	2.5%
UBB	1,652.0	1,797.8	8.8%
Mobile accesses (3)	43,826.8	44,274.8	1.0%
Prepay	20,096.2	19,283.3	(4.0%)
Contract	22,538.8	23,581.3	4.6%
IoT (4)	1,191.8	1,410.1	18.3%
Retail Accesses	48,258.0	48,804.7	1.1%
Total Accesses	48,258.0	48,804.7	1.1%
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) 2020 "Broadband" accesses are reported as an independent category which includes UBB and FTTH accesses due to the increased focus on these key products. Narrowband and data accesses (which were previously included in “Internet and data accesses”) are directly included in "Retail Accesses" and are not separately shown. 2019 figures included in this section have been revised accordingly for comparative purposes. However, the 2019 figures included in the section titled “2019 Highlights” do not reflect these updates.
(3) 2020 "Mobile accesses" show "IoT" accesses as an independent category within "Mobile accesses" due to its increasing weight. "IoT" accesses include both postpay and prepay IoT accesses and, therefore, are not comparable to the "M2M" accesses reported in prior years, which only included postpay accesses (given the limited relevance of prepay accesses in prior years). 2019 figures included in this section have been revised accordingly for comparative purposes. However, the 2019 figures included in the section titled “2019 Highlights” do not reflect these updates. Accordingly, the number of "Prepay", "Contract" and "IoT/M2M" accesses as of December 31, 2019 reported in this section may differ from that reported under “2019 Highlights”.
(4) Impacted by the disconnection of 67 thousand inactive IoT accesses in the second quarter of 2019.

In 2020, Telefónica Germany had a good performance despite the COVID-19 pandemic, with trading dynamics recovering to close to pre-pandemic levels by the end of 2020 and churn reaching historical low levels. This performance was supported by network quality improvements. In a dynamic competitive environment, the O2 Free portfolio continued to show positive momentum and visible ARPU-accretive effects, while COVID-19-related travel restrictions impacted roaming revenues.
Telefónica Germany’s key milestones in 2020 were as follows:
•The company announced the spin-off and sale of approximately 10.1 thousand mobile sites to Telxius for a total purchase price of 1.5 billion euros, gaining further financial flexibility.
•The company's 5G network became operational in 15 cities, targeting more than 30% and approximately 50% population coverage by the end of 2021 and 2022, respectively, and close to full coverage by the end of 2025.

•Telefónica Germany's network was awarded for the first time a ‘very good’ rating in the most relevant network test of "Connect magazine" and also was ranked #1 in the Connect magazine’s shop test.

The total access base grew 1.1% year-on-year and stood at 48.8 million at December 31, 2020, mainly driven by a 1.0% increase in the mobile accesses base, which reached 44.3 million.
The contract mobile customer base grew 4.6% year-on-year and reached 23.6 million accesses, increasing the share over the total mobile accesses base to 53.3%. Net adds reached 1.0 million accesses mainly driven by the good performance of the O2 Free tariff portfolio, which features popular tariffs, continued data usage and churn improvement. O2 contract churn registered historical lows.
The prepay mobile customer base decreased 4.0% year-on-year to 19.3 million accesses, reflecting the ongoing prepay to contract migration trends in the market. The prepay segment posted a net loss of 0.8 million customers in 2020.
The broadband accesses reached 2.3 million accesses (up 2.5% y-o-y) and increased by 55 thousand accesses in 2020, as a result of the continued robust demand for VDSL, with net adds of 146 thousand accesses in 2020 (+30.8% y-o-y).

The table below shows the evolution of Telefónica Germany’s results over the past two years:

Millions of euros
TELEFÓNICA GERMANY	2019	2020	% Reported YoY	% Organic YoY (1)
Revenues	7,399	7,532	1.8%	1.8%
Mobile Business	6,647	6,730	1.2%	1.2%
Handset revenues	1,346	1,423	5.7%	5.7%
Fixed Business	741	785	6.0%	6.0%
Other income	183	136	(25.8%)	(27.8%)
Supplies	(2,372)	(2,435)	2.6%	2.6%
Personnel expenses	(592)	(611)	3.2%	(0.6%)
Other expenses	(2,292)	(2,313)	1.0%	0.9%
OIBDA	2,326	2,309	(0.8%)	0.1%
Depreciation and amortization	(2,463)	(2,394)	(2.8%)	(2.8%)
Operating loss	(137)	(85)	(38.0%)	(63.5%)
CapEx	2,469	1,094	(55.7%)	4.8%
OIBDA-CapEx	(143)	1,215	c.s.	(3.6%)
Notes:
- Mobile revenues have been split to highlight handset revenues, which is a more specific and volatile component, while keeping the rest of mobile business revenues together in an overall figure that includes retail mobile revenues, wholesale mobile revenues, value added services, etc.
c.s.: change of sign.
(1) See adjustments made to calculate organic variations below.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Germany, we have made the following adjustments in order to calculate 2020/2019 variations in organic terms:
•Restructuring costs: we have excluded the impact of restructuring costs associated with simplification processes implemented in Germany. Restructuring costs totaled 37 million euros and 22 million euros in 2020 and 2019, respectively.

•Spectrum sales: the organic variations exclude the gains on spectrum sales in 2020 (5 million euros in OIBDA).
•Spectrum acquisition: the organic variations exclude the impact of spectrum acquisitions on CapEx, which in 2019 amounted to 1,425 million euros. During 2020 no spectrum acquisitions were made.

The table below shows 2020/2019 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA GERMANY 2020	%Reported YoY	%Organic YoY	Restructuring costs	Spectrum sale	Spectrum acquisition
Revenues	1.8%	1.8%	—	—	—
Other income	(25.8%)	(27.8%)	—	2.0	—
Supplies	2.6%	2.6%	—	—	—
Personnel expenses	3.2%	(0.6%)	3.8	—	—
Other expenses	1.0%	0.9%	(0.3)	0.4	—
OIBDA	(0.8%)	0.1%	(0.7)	(0.2)	—
Depreciation and amortization	(2.8%)	(2.8%)	—	—	—
Operating loss	(38.0%)	(63.5%)	11.3	3.9	—
CapEx	(55.7%)	4.8%	—	—	(57.7)
OIBDA-CapEx	c.s.	(3.6%)	10.8	3.8	n.m.
c.s.: change of sign
n.m.: not meaningful.

Results discussion
Total revenues were 7,532 million euros in 2020, with a year-on-year increase of 1.8%, driven by the increase in revenues in both the mobile business and the fixed business, despite the impact of the COVID-19 pandemic, which is estimated to have reduced revenues by approximately 72 million euros in 2020 mainly as a result of lower roaming revenues due to the ongoing travel restrictions.
•Mobile business revenues totaled 6,730 million euros, increasing 1.2% y-o-y in reported terms. This was the result of increased handset sales and higher mobile service revenues, despite the continuing impact of COVID-19, which affected roaming revenues due to the ongoing travel restrictions.
•Handset revenues amounted to 1,423 million euros, increasing 5.7% y-o-y in reported terms due to the continued strong demand for high value handsets and the recent launch of the iPhone 12 5G.
•Fixed revenues were 785 million euros, increasing by 6.0% year-on-year in reported terms, on the back of a larger customer base driven by strong VDSL demand.
Mobile ARPU was 9.9 euros (-1.2% y-o-y), while contract ARPU stood at 13.6 euros (-4.4% y-o-y), mainly as a result of the decrease in roaming revenues and lower commercial activity and demand for prepay packages due to higher Wi-Fi usage at home. Data ARPU was 5.9 euros (+0.2% y-o-y).

TELEFÓNICA GERMANY	2019	2020	% Reported YoY
ARPU (EUR)	10.0	9.9	(1.2%)
Prepay	6.0	6.1	1.6%
Contract (1)	14.3	13.6	(4.4%)
Data ARPU (EUR)	5.9	5.9	0.2%

(1) Excludes IoT.

OIBDA totaled 2,309 million euros in 2020, down 0.8% y-o-y in reported terms. In organic terms, OIBDA increased by 0.1% year-on-year.
Depreciation and amortization amounted to 2,394 million euros in 2020, decreasing 2.8% year-on-year mainly due to certain property, plant and equipment reaching the end of their useful lives.
Operating loss totaled 85 million euros in 2020 as compared to 137 million euros in 2019. In organic terms, operating loss improved year-on-year mainly due to the lower depreciation and amortization expense, the improved revenue mix, and the continued implementation of cost efficiency measures, offset in part by the impact of the COVID-19 pandemic, which is estimated to have contributed approximately 58 million euros to the operating loss in 2020.
TELEFÓNICA BRAZIL
The table below shows the evolution of accesses in Telefónica Brazil over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2019	2020	%Reported YoY
Fixed telephony accesses (1)	10,817.0	8,994.8	(16.8%)
Broadband (2)	6,938.9	6,315.0	(9.0%)
UBB	5,022.8	5,084.2	1.2%
FTTH	2,477.4	3,377.7	36.3%
Mobile accesses (3)	74,573.1	78,523.7	5.3%
Prepay	31,408.0	33,662.5	7.2%
Contract	33,075.3	34,418.2	4.1%
IoT	10,089.8	10,443.0	3.5%
Pay TV	1,319.7	1,247.7	(5.5%)
IPTV	714.5	890.8	24.7%
Retail Accesses	93,718.9	95,145.0	1.5%
Total Accesses	93,732.3	95,157.9	1.5%
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) 2020 "Broadband" accesses are reported as an independent category which includes UBB and FTTH accesses due to the increased focus on these key products. Narrowband and data accesses (which were previously included in “Internet and data accesses”) are directly included in "Retail Accesses" and are not separately shown. 2019 figures included in this section have been revised accordingly for comparative purposes. However, the 2019 figures included in the section titled “2019 Highlights” do not reflect these updates.
(3) 2020 "Mobile accesses" show "IoT" accesses as an independent category within "Mobile accesses" due to its increasing weight. "IoT" accesses include both postpay and prepay IoT accesses and, therefore, are not comparable to the "M2M" accesses reported in prior years, which only included postpay accesses (given the limited relevance of prepay accesses in prior years). 2019 figures included in this section have been revised accordingly for comparative purposes. However, the 2019 figures included in the section titled “2019 Highlights” do not reflect these updates. Accordingly, the number of "Prepay", "Contract" and "IoT/M2M" accesses as of December 31, 2019 reported in this section may differ from that reported under “2019 Highlights”.

In 2020, Telefónica Brazil maintained its leadership in the higher mobile value segments, leading the contract segment as of December 31, 2020 (source: ANATEL), which has allowed Telefónica Brazil to support its mobile service revenues (in local currency) and mitigate the impact of the COVID-19 pandemic. In the fixed business, Telefónica Brazil continued to focus on the implementation of strategic technologies, such as fiber, which permitted it to capture high-value clients in the Internet Protocol Television (IPTV), and partially offset the continued decrease in the traditional fixed business.
Telefónica Brazil reached 95.2 million accesses as of December 31, 2020, 1.5% higher than as of December 2019, due to the sustained growth in the mobile business, both postpay and prepay, UBB and IPTV, which more than offset the decline in the fixed voice business (due to the continued migration from fixed to mobile, driven by unlimited voice offers in the market), the contraction of the lower-value fixed broadband customer base and the loss of DTH customers as a result of the discontinuation of legacy technologies.

In the mobile business, Telefónica Brazil maintained its leadership in terms of total accesses, with a market share of 33.6% as of December 31, 2020 (source: ANATEL), growing both in terms of contract customers (+4.1% year-on-year) and prepay accesses (+7.2% year-on-year). Telefónica Brazil continued to strategically focus on high-value customers, reaching a market share of 37.7% in the contract segment as of December 31, 2020 (source: ANATEL). Contract commercial offers focused on data plans, with improved quotas and roaming terms (Vivo Travel World). The Vivo Selfie plan was also launched, with a 25GB data allowance plus 25GB for use in our customers’ favorite app (Spotify, Rappi, Netflix or Premiere). High-value customers’ offer is focused on family plans, which remained unchanged. In the prepay segment, Telefónica Brazil offers unlimited off-net minutes, unlimited WhatsApp use, and extra data allowances (VIVO pre-turbo). All of this has been supported by the interaction with customers through our virtual assistant AURA in the Meu VIVO application, transforming customer attention channels to improve user experience.
In the fixed business, Telefónica Brazil maintained its strategic focus on fiber deployment, reaching 24.5 million premises passed with FTTx as of December 31, 2020 and 5.1 million connected homes, which increased 1.2% y-o-y, compensating in part for the decrease in fiber to the curb (FTTC) with the growth of fiber. Telefónica Brazil is implementing alternative deployment models to accelerate fiber expansion with lower CapEx requirements and a shorter "time to market" period. Following the agreement with American Tower Corporation in Minas Gerais and the development of a "franchise" model in smaller cities, Telefónica Brazil reached an agreement with Phoenix Fiber (Group Phoenix Towers) in the states of Minas Gerais, Espírito Santo and Goiás for the joint development of the FTTH network. Telefónica Brazil reached 3.4 million premises connected with fiber by the end of 2020, growing by 36.3% year-on-year. However, this growth did not offset the decrease in other broadband accesses, such as ADSL, which placed retail broadband accesses at 6.3 million as of December 31, 2020, decreasing by 9.0% year-on-year. Traditional accesses decreased 16.8% year-on-year due to the aforementioned fixed-mobile substitution.

Pay TV customers as of December 31 of 2020 reached 1.2 million, decreasing 5.5% year-on-year due to a more selective commercial activity directed to high-value customers. The decrease in DTH, as a consequence of the strategic decision to discontinue its use, was partially offset by the 24.7% growth in IPTV accesses. IPTV represented 71.4% of the total Pay TV accesses.
The table below shows the evolution of Telefónica Brazil’s results over the past two years:

Millions of euros
TELEFÓNICA BRAZIL	2019	2020	% Reported YoY	% Organic YoY (1)
Revenues	10,035	7,422	(26.0%)	(2.6%)
Mobile Business	6,498	4,891	(24.7%)	(0.9%)
Handset revenues	613	426	(30.6%)	(8.5%)
Fixed Business	3,537	2,531	(28.4%)	(5.7%)
Other income	427	325	(23.8%)	3.9%
Supplies	(1,686)	(1,252)	(25.7%)	(2.2%)
Personnel expenses	(1,028)	(792)	(22.9%)	1.5%
Other expenses	(3,486)	(2,515)	(27.9%)	(5.0%)
OIBDA	4,262	3,188	(25.2%)	(1.1%)
Depreciation and amortization	(2,516)	(1,965)	(21.9%)	2.9%
Operating income (OI)	1,746	1,223	(30.0%)	(6.9%)
CapEx	2,005	1,372	(31.6%)	(11.9%)
OIBDA-CapEx	2,257	1,816	(19.6%)	8.5%
Notes:
- Mobile revenues have been split to highlight handset revenues, which is a more specific and volatile component, while keeping the rest of mobile business revenues together in an overall figure that includes retail mobile revenues, wholesale mobile revenues, value added services, etc.
(1) See adjustments made to calculate organic variations below.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.

With respect to Telefónica Brazil, we have made the following adjustments in order to calculate 2020/2019 variations in organic terms:
•Foreign exchange rate effect: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year. In particular, we have used the average foreign exchange rate of 2019 for both years.
•Gains or losses on the sale of companies: the gain from the sale of data center businesses, which totaled 15 million euros in 2019, has been excluded to calculate organic variations.
•Spectrum acquisition: we have excluded the impact of spectrum acquisitions on CapEx, amounting to 32 million euros in 2020. During 2019, no spectrum acquisitions were made.
The table below shows 2020/2019 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA BRAZIL 2020	% Reported YoY	% Organic YoY	Exchange rate effect	Capital gains/losses on sale of companies	Spectrum acquisition
Revenues	(26.0%)	(2.6%)	(23.5)	—	—
Other income	(23.8%)	3.9%	(24.2)	(3.4)	—
Supplies	(25.7%)	(2.2%)	(23.6)	—	—
Personnel expenses	(22.9%)	1.5%	(24.5)	—	—
Other expenses	(27.9%)	(5.0%)	(22.9)	—	—
OIBDA	(25.2%)	(1.1%)	(23.7)	(0.3)	—
Depreciation and amortization	(21.9%)	2.9%	(24.8)	—	—
Operating income (OI)	(30.0%)	(6.9%)	(22.2)	(0.8)	—
CapEx	(31.6%)	(11.9%)	(21.7)	—	2.1
OIBDA-CapEx	(19.6%)	8.5%	(25.5)	(0.6)	(1.9)
Results discussion
In 2020, revenues amounted to 7,422 million euros and decreased 26.0% in reported terms, mainly affected by the depreciation of the Brazilian real (-23.5 p.p.). In organic terms, revenues decreased 2.6%, mainly as a result of the effects of the COVID-19 pandemic, which we estimate affected revenues by approximately 302 million euros in 2020, mainly due to lower handset sales and service revenues.
•Mobile business revenues amounted to 4,891 million euros in 2020, a 24.7% decrease in reported terms, mainly due to the depreciation of the Brazilian real (-23.9 p.p.). Excluding this impact, mobile business revenues decreased 0.9%. The mobile business was significantly affected by the decline in handset sales (-30.6% y-o-y in reported terms (-8.5% y-o-y in local currency)), mainly due to the closure of stores and the lockdown of population as a result of the COVID-19 pandemic. Limitations on mobility also led to a shift from mobile data usage to Wi-Fi networks. In organic terms, service revenues remained stable due to the fast recovery of the prepay segment, the higher weight of contract customers and the higher use of data and connectivity services.
•Fixed business revenues amounted to 2,531 million euros, decreasing 28.4% in reported terms, mainly due to the impact of the depreciation of the Brazilian real (-22.7 p.p.). Excluding this effect, fixed business revenues decreased by 5.7% mainly as a result of the decrease in voice revenues, as a result of lower traffic due to the fixed-mobile substitution, as well as the lower commercial emphasis on legacy technologies (ADSL and DTH). The decrease was offset in part by the increase in broadband (+3.0% year-on-year in local currency), supported by the growth of fiber revenues, driven by the growth of ARPU and a higher penetration.
Mobile ARPU decreased year-on-year by 26.5% in reported terms, mainly due to the depreciation of the Brazilian real. In local currency, mobile ARPU decreased by 3.2% year-on-year, as a consequence of the erosion of contract

ARPU, offset in part by the increase in prepay ARPU in local currency terms due to the leveraging of data surpluses.

TELEFÓNICA BRAZIL	2019	2020	% Reported YoY	%Local Currency YoY
ARPU (EUR)	6.4	4.7	(26.5%)	(3.2%)
Prepay	2.9	2.2	(22.2%)	2.5%
Contract (1)	11.6	8.4	(27.4%)	(4.3%)
Data ARPU (EUR)	5.1	4.1	(20.1%)	(2.8%)
(1) Excludes IoT.

OIBDA stood at 3,188 million euros in 2020, decreasing 25.2% in reported terms. In organic terms, the year-on-year variation was -1.1%.
Depreciation and amortization amounted to 1,965 million euros in 2020, down by 21.9% year-on-year in reported terms, impacted by the depreciation of the Brazilian real (-24.8 p.p.). In organic terms, depreciation and amortization grew 2.9% year-on-year due to higher investments in fixed assets as well as the increase in rights of use in the year.
Operating income stood at 1,223 million euros in 2020, decreasing by 30.0% in reported terms. This variation was mainly due to the depreciation of the Brazilian real (-22.2 p.p.). In organic terms, operating income fell by 6.9%, mainly as a result of the effects of the COVID-19 pandemic, which we estimate affected operating income by approximately 137 million euros as a consequence of the lower handset sales and service revenues and the higher bad debt, partially offset by savings in operating expenses, mainly certain supplies.

TELEFÓNICA HISPAM
The table below shows the evolution of accesses in Telefónica Hispam over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2019	2020	% Reported YoY
Fixed telephony accesses (1)	8,804.2	7,835.0	(11.0%)
Broadband (2)	5,564.7	5,447.3	(2.1%)
UBB	3,249.6	3,695.0	13.7%
FTTH	2,829.6	3,417.6	20.8%
Mobile accesses (3)	93,137.8	92,204.5	(1.0%)
Prepay	67,286.2	66,206.7	(1.6%)
Contract	22,243.7	22,000.2	(1.1%)
IoT	3,607.9	3,997.6	10.8%
Pay TV	3,015.2	2,856.8	(5.3%)
IPTV	335.6	577.7	72.1%
Retail Accesses	110,670.3	108,488.6	(2.0%)
Total Accesses	110,691.5	108,509.1	(2.0%)
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) 2020 "Broadband" accesses are reported as an independent category which includes UBB and FTTH accesses due to the increased focus on these key products. Narrowband and data accesses (which were previously included in “Internet and data accesses”) are directly included in "Retail Accesses" and are not separately shown. 2019 figures included in this section have been revised accordingly for comparative purposes. However, the 2019 figures included in the section titled “2019 Highlights” do not reflect these updates.
(3) 2020 "Mobile accesses" show "IoT" accesses as an independent category within "Mobile accesses" due to its increasing weight. "IoT" accesses include both postpay and prepay IoT accesses and, therefore, are not comparable to the "M2M" accesses reported in prior years, which only included postpay accesses (given the limited relevance of prepay accesses in prior years). 2019 figures included in this section have been revised accordingly for comparative purposes. However, the 2019 figures included in the section titled “2019 Highlights” do not reflect these updates. Accordingly, the number of "Prepay", "Contract" and "IoT/M2M" accesses as of December 31, 2019 reported in this section may differ from that reported under “2019 Highlights”.

Telefónica Hispam's total accesses amounted to 108.5 million as of December 31, 2020 (-2.0% year-on-year), as a result of the decrease in both mobile and fixed accesses.
Mobile accesses amounted to 92.2 million as of December 31, 2020 decreasing by 1.0% y-o-y mainly affected by the lower prepay customer base.
•Contract accesses decreased by 1.1% year-on-year due to the decrease in accesses in Peru (-8.2%), Argentina (-5.5%) and Ecuador (-4.8%), partially offset by the strong increase in Chile (+11.4%) and Colombia (+7.8%). This evolution was partially affected by the COVID-19 pandemic, which took its toll on commercial activity.

•Prepay accesses decreased by 1.6% year-on-year, with a net loss of 1.1 million accesses at December 31, 2020, decreasing in Peru (-660 thousand accesses), Chile (-476 thousand accesses), Mexico (-226 thousand accesses) and Venezuela (-151 thousand accesses), offset in part by the increases in Ecuador (+346 thousand accesses) and Argentina (+153 thousand accesses). This evolution was mainly the result of the line disconnection of accesses with no top-up activity and the migration of prepay accesses to postpay accesses in the Chilean market.

Fixed accesses stood at 7.8 million as of December 31, 2020 (-11.0% year-on-year) with a net loss of 969 thousand accesses due to the continued erosion of the traditional fixed business.
Fixed broadband accesses amounted to 5.5 million as of December 31, 2020 (-2.1% year-on-year). The penetration of FBB accesses over fixed accesses stood at 69.5% (+6.3 p.p. y-o-y), as a result of the focus on Ultra Broadband (UBB) deployment in the region reaching 3.7 million connected accesses (+13.7% y-o-y) and 12.0 million premises. The penetration of UBB accesses over fixed broadband accesses stood at 67.8% (+9.4 p.p. y-o-y).
Pay TV accesses stood at 2.9 million as of December 31, 2020, decreasing by 5.3% as a result of the net loss of 158 thousand customers, negatively impacted by the lower Direct-To-Home (DTH) technology accesses due to the change in focus (-326 thousand accesses) and lower cable access base (-74 thousand accesses at December 31, 2020), partially offset by the increase in IPTV (+242 thousand accesses), in which the Company is placing strategic focus.
The table below shows the evolution of Telefónica Hispam results over the past two years:

Millions of euros
TELEFÓNICA HISPAM	2019	2020	% Reported YoY	% Organic YoY (1)
Revenues	9,650	7,922	(17.9%)	(6.2%)
Mobile Business	6,210	5,070	(18.4%)	(6.4%)
Handset revenues	1,415	1,111	(21.5%)	(12.0%)
Fixed Business	3,435	2,836	(17.4%)	(6.2%)
Other income	645	253	(60.8%)	(43.1%)
Supplies	(2,832)	(2,466)	(12.9%)	(3.2%)
Personnel expenses	(1,458)	(999)	(31.5%)	(3.4%)
Other expenses	(3,972)	(3,720)	(6.3%)	(9.6%)
OIBDA	2,033	990	(51.3%)	(13.2%)
Depreciation and amortization	(2,268)	(2,274)	0.3%	(2.4%)
Operating loss	(235)	(1,284)	n.m.	(68.7%)
CapEx	1,485	833	(43.9%)	(26.7%)
OIBDA-CapEx	548	157	(71.3%)	2.4%
Notes:
- Mobile revenues have been split to highlight handset revenues, which is a more specific and volatile component, while keeping the rest of mobile business revenues together in an overall figure that includes retail mobile revenues, wholesale mobile revenues, value added services, etc.
(1) See adjustments made to calculate organic variations below.
n.m.: not meaningful

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Hispam, we have made the following adjustments in order to calculate 2020/2019 variations in organic terms:
•Foreign exchange rate effects: we have excluded the impact of changes in exchange rates (except for countries with hyperinflationary economies (Argentina and Venezuela)) by assuming constant average foreign exchange rates year-on-year (using average foreign exchange rates of 2019 for both years).
•Reported variation of companies in hyperinflationary countries: the reported variation of Telefónica Venezolana and Telefónica Argentina is excluded (432 million euros in revenues and 229 million euros in OIBDA).
•Gains or losses on the sale of companies: in 2020, the gain from the sale of companies amounting to 2 million euros has been excluded from calculations of organic variations. In 2019, the gain from the sale of data center businesses amounting to 42 million euros has been excluded.
•Restructuring costs: we have excluded the impact of restructuring costs in 2020 and 2019 on OIBDA and operating income, amounting to 17 million euros and 235 million euros, respectively.
•Spectrum acquisition: the impact of spectrum acquisition on CapEx has been excluded, amounting to 51 million euros in 2019.
•Transformation of operating model of Telefónica Mexico: organic variations exclude the impact of the transformation of the operating model of Telefónica México (which means that the wireless access infrastructure will be turned off, and corresponding licensed spectrum will be released), following the AT&T agreement in 2019, which led to the accelerated depreciation of the related assets and had a negative impact on depreciation and operating income, amounting to 320 million euros in 2020. In 2019, OIBDA and operating income were adversely impacted by 239 million euros and 275 million euros.
•Impairment of goodwill and other assets: the impairment of the goodwill and certain assets of Telefónica Argentina has been excluded in 2020, amounting to 894 million euros, which consists of a 519 million euros goodwill impairment loss and impairment losses over non-current assets amounting to 375 million euros. In 2019, the goodwill impairment loss in Argentina (206 million euros) has been excluded.

The table below shows 2020/2019 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA HISPAM 2020	% Reported YoY	% Organic YoY	Exchange rate effect	Reported var. in hyperinflationary countries	Capital gains/losses on sale of companies	Restructuring costs	Spectrum acquisition	Transformation T.Mexico	Impairment of goodwill and other assets
Revenues	(17.9%)	(6.2%)	(7.3)	(4.4)	—	—	—	—	—
Other income	(60.8%)	(43.1%)	(4.0)	(1.9)	(6.2)	—	—	(14.8)	—
Supplies	(12.9%)	(3.2%)	(8.5)	(1.3)	—	—	—	—	—
Personnel expenses	(31.5%)	(3.4%)	(4.8)	(6.1)	—	(14.9)	—	(3.0)	—
Other expenses	(6.3%)	(9.6%)	(5.9)	(2.1)	—	—	—	(7.3)	17.3
OIBDA	(51.3%)	(13.2%)	(9.2)	(11.3)	(2.0)	10.7	—	11.7	(33.8)
Depreciation and amortization	0.3%	(2.4%)	(9.9)	(1.8)	—	—	—	14.3	—
Operating loss	n.m.	(68.7%)	(16.1)	80.3	17.0	(92.3)	—	36.7	n.m.
CapEx	(43.9%)	(26.7%)	(5.3)	(9.7)	—	—	(3.0)	—	—
OIBDA-CapEx	(71.3%)	2.4%	(19.9)	(15.5)	(7.3)	39.6	8.3	43.6	n.m.
n.m.: not meaningful.

Results discussion
Revenues amounted to 7,922 million euros in 2020, decreasing 17.9% year-on-year in reported terms. This decrease was driven in part by the foreign exchange effects (-7.3 p.p.) and the reported variation of companies in hyperinflationary countries (-4.4 p.p.). In organic terms, revenues decreased by 6.2% year-on-year, principally impacted by the negative effects of the COVID-19 pandemic, which we estimate decreased revenues by approximately 670 million euros mainly due to lower handset revenues, a decrease in voice fixed revenues, broadband and TV revenues and mobile service revenues, mainly related to the prepay segment, and lower handset sales, which were influenced by the decline in the commercial activity due to the pandemic. There was also a decrease in the customer base.
Mobile business revenues amounted to 5,070 million euros in 2020, decreasing 18.4% year-on-year in reported terms. This decrease was affected by foreign exchange effects (-7.5 p.p.) and the reported variation of companies in hyperinflationary countries (-4.4 p.p.). In organic terms, mobile business revenues decreased by 6.4% year-on-year mainly due to lower prepay revenues and handset sales, resulting from the decline of the commercial activity. The performance by country was as follows:
•In Chile, mobile revenues amounted to 926 million euros in 2020, decreasing 15.6% year-on-year in reported terms, affected by the foreign exchange effects, which reduced growth by 12.5 percentage points. Excluding this impact, mobile revenues decreased by 3.0% year-on-year due to the impact of the COVID-19 pandemic and the significantly increased competition in the market, partially offset by higher handset sales.
•In Peru, mobile revenues amounted to 764 million euros in 2020, decreasing 24.1% year-on-year in reported terms, impacted by the foreign exchange effects, which reduced growth by 6.9 percentage points. Excluding this impact, mobile revenues decreased by 17.2% year-on-year, mainly affected by the COVID-19 pandemic, which led to a decrease in handset sales, due to the significant reduction in commercial activity, and in service revenues, which were adversely affected by the discount policies adopted during 2020 and lower commercial activity.
•In Colombia, mobile revenues amounted to 764 million euros in 2020, decreasing 12.7% year-on-year in reported terms, mainly impacted by the foreign exchange effects, which reduced growth by 12.5 percentage points. Excluding this impact, mobile revenues decreased by 0.2% year-on-year, mainly driven by the decrease in handset sales, lower prepay revenues and B2B (Business-to-Business) postpay revenues, offset in part by higher B2C (Business-to-Customer) postpay revenues due to a larger customer base and higher interconnection mobile revenues.

•In Mexico, mobile revenues amounted to 1,033 million euros in 2020, decreasing 16.9% year-on-year in reported terms, mainly as a result of the depreciation of the Mexican peso (-10.8 p.p.). Excluding this impact, mobile revenues decreased by 6.1% year-on-year, due to the decrease in prepay mobile revenues as a result of the impact of the COVID-19 pandemic, which resulted in lower commercial activity and lower revenues in the wholesale business, and certain changes in our finance policies, which led to lower handset sales.
Fixed business revenues amounted to 2,836 million euros in 2020, decreasing 17.4% year-on-year in reported terms. This decrease was mainly driven by the foreign exchange effects, which decreased growth by 6.8 percentage points, and by the impact of the reported variation of companies in hyperinflationary countries (mainly Argentina), which reduced growth by 4.4 percentage points. Excluding these impacts, these revenues decreased by 6.2% year-on-year mainly due to the decline in voice, broadband and TV revenues, due to a smaller customer base, despite the improvement in commercial plans and higher broadband speed.
OIBDA reached 990 million euros in 2020, decreasing 51.3% year-on-year in reported terms (-13.2% in organic terms).
Depreciation and amortization reached 2,274 million euros in 2020, up 0.3% year-on-year in reported terms (-2.4% in organic terms), due to the reduction in the useful lives of certain assets of Telefónica México as a result of the transformation of the operating model (310 million euros), partially offset by the exchange rates.
Operating loss was 1,284 million euros in 2020 compared to an operating loss of 235 million euros in 2019. This result was negatively affected mainly by the impairment of goodwill in Argentina, the reported variation of companies in hyperinflationary countries, the accelerated depreciation and amortization in Telefónica México (as a result of the transformation of its operational model), and foreign exchange effects, partially offset by the decrease in restructuring costs in the region. In organic terms, operating income decreased by 68.7% year-on-year, mainly driven by the decrease in revenues as a result of the impact of the COVID-19 pandemic (estimated to be approximately 429 million euros).
Below is additional information by country:
•In Chile, operating income reached 141 million euros in 2020, decreasing 42.4% year-on-year in reported terms, affected by the foreign exchange effects, which reduced growth by 8.5 percentage points. The performance was mainly affected by the lower fixed and mobile revenues mainly as a result of the impact of the COVID-19 pandemic, while depreciation and amortization remained relatively unchanged.
•In Peru, operating loss reached 84 million euros in 2020 (operating loss of 71 million euros in 2019), mainly as a result of the COVID-19 pandemic, which led to lower service revenues and an increase in bad debt.
•In Colombia, operating income reached 113 million euros in 2020, decreasing 33.9% year-on-year in reported terms, affected by the foreign exchange effects, which reduced growth by 9.5 percentage points. This performance was mainly driven by the lower handset revenues and the lower tower sales gains (as compared to 2019), which was partially offset by the lower depreciation and amortization.
•In Mexico, operating loss reached 606 million euros in 2020 (operating loss of 613 million euros in 2019), mainly impacted by the depreciation of the Mexican peso, offset by the higher depreciation and amortization in the period.

TELXIUS GROUP

On January 13, 2021, Telxius Group signed an agreement with American Tower Corporation for the sale of its telecommunications towers divisions in Europe (Spain and Germany) and in Latin America (Brazil, Peru, Chile and Argentina) for 7.7 billion euros, payable in cash.
The agreement provides for the sale of approximately 30.7 thousand telecommunications tower sites and comprises two separate and independent transactions (on one hand, the European business and, on the other hand, the Latin American business), setting the respective closings once the corresponding regulatory authorizations have been obtained. The transaction is subject to regulatory approvals and other closing conditions. In accordance with IFRS 5, the companies included within the scope of the transaction have been recognized as a disposal group held for sale as of December 31, 2020. Non-current assets ceased to accrue depreciation and amortization expenses since December 31, 2020.
In the Tower business, Telxius Group acquired 1,909 towers in Brazil in February 2020, doubling the size of Telxius Group in the country, and establishing a solid platform to capture the expected growth of the Brazilian market.
Additionally, Telxius Group announced in June 2020 the acquisition of nearly 10,100 sites from Telefónica Deutschland for 1,500 million euros, along with the commitment to build 2,400 additional build-to-suit (BTS) sites in Germany, the largest market for telecommunications in Europe. The transaction was structured in two phases, with the first tranche of approximately 6,000 sites executed in the third quarter of 2020, and the second tranche, for the remaining sites, expected to close in August 2021. These towers are included within the scope of the agreement with American Tower Corporation referred to above. See "Item 10. Additional Information - Material Contracts - Agreements for the sale by Telxius of its telecommunications tower divisions in Europe and Latin America" for additional information.

In addition, Telxius Group has carried out other inorganic transactions, expanding its land management optimization program, strengthening its DAS (Distributed Antenna System) activities, amplifying cellular signals in open or closed high density environments, and reinforcing and diversifying its business in the different geographies where it operates.
Excluding inorganic transactions, during 2020 the portfolio of towers grew by 457 additional sites (net of decommissions) reaching 26,765 towers as of December 31, 2020 (+45.9% year-on-year) and the number of tenants (excluding anchor tenants) grew by 466 additional tenants, achieving a “tenancy ratio” of 1.37x excluding acquisitions and 1.28x including acquisitions.

The following table shows certain key performance indicators of Telxius Group as of December 31, 2019 and 2020:

TELXIUS GROUP
Units	2019	2020	%Reported YoY
Towers	18,348	26,765	45.9%
Tenants	24,911	34,318	37.8%
Non anchor tenants	6,563	7,553	15.1%
Tenancy ratio	1.37x	1.28x	(0.08x)
Notes:
- Non anchor tenants refers to tenants other than anchor tenants.

In the Cable business, average traffic levels of approximately 14 Tbps were reached during 2020 (+36.5% compared to the average of 2019), partially as a result of the higher traffic demand resulting from the COVID-19 pandemic, which had a positive effect on revenues. In addition, the good commercial momentum continued in 2020, especially in respect of MAREA, a 6,600 km submarine cable with 200Tbps capacity connecting Spain (Sopelana) and the United States (Virginia Beach), and the renewal of contracts with relevant carriers, mainly in Latin America. In particular, during the third and fourth quarter of 2020, contract renewals were signed with various clients, increasing their aggregate estimated net full contract value by approximately 620 million U.S. dollars, despite causing a temporary negative effect on revenues and OIBDA (as a result of the decrease in annual fees set forth in the agreements).
Finally, during 2020, Telxius Group joined the supply contract with Subcom to build the South Pacific Subsea Cable System, as an additional purchaser together with América Móvil, to build a new cable system in the Pacific from Guatemala to Chile, with additional landing points in Ecuador, Peru and Chile, with a view to renewing and upgrading Telxius Group’s cable infrastructure and achieving significant savings.

The table below shows the evolution of Telxius Group results of 2020 as compared to 2019:

Millions of euros
TELXIUS GROUP	2019	2020	% Reported YoY	% Organic YoY (1)
Revenues	842	826	(1.9%)	1.0%
Other income	11	9	(13.3%)	(14.5%)
Supplies	(171)	(141)	(18.0%)	(16.6%)
Personnel expenses	(48)	(49)	1.3%	5.5%
Other expenses	(130)	(125)	(2.2%)	(0.4%)
OIBDA	504	520	3.1%	6.6%
Depreciation and amortization	(249)	(269)	7.8%	12.4%
Operating income (OI)	255	251	(1.6%)	1.0%
CapEx	284	348	22.5%	37.4%
OIBDA-CapEx	220	172	(22.0%)	(32.9%)
(1) See adjustments made to calculate organic variations below.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telxius Group, we have made the following adjustments in order to calculate 2020/2019 variations in organic terms:
•Exchange rate effects: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year. In particular, we have used the average foreign exchange rates of 2019 for both years.
•Reported variation of companies in hyperinflationary countries: the reported variation of companies in countries with hyperinflationary economies (in the case of this segment, Argentina) is excluded.

•Restructuring costs: we have excluded the restructuring costs in 2019 (470 thousand euros).
The table below shows 2020/2019 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELXIUS GROUP 2020	% Reported YoY	% Organic YoY	Exchange rate effect	Reported var. in hyperinflationary countries	Restructuring costs
Revenues	(1.9%)	1.0%	(2.9)	(0.1)	—
Other income	(13.3%)	(14.5%)	(2.0)	5.4	—
Supplies	(18.0%)	(16.6%)	(1.2)	(0.2)	—
Personnel expenses	1.3%	5.5%	(3.1)	(0.0)	—
Other expenses	(2.2%)	(0.4%)	(1.6)	(0.2)	—
OIBDA	3.1%	6.6%	(3.7)	0.0	0.1
Depreciation and amortization	7.8%	12.4%	(4.4)	(0.2)	—
Operating income (OI)	(1.6%)	1.0%	(3.1)	0.3	0.2
CapEx	22.5%	37.4%	(15.1)	0.2	—
OIBDA-CapEx	(22.0%)	(32.9%)	11.0	(0.2)	0.2
Results discussion
The results of 2020 were favorably affected by the impact of the acquisition of towers in 2019, in the first quarter of 2020 (Brazil) and in the third quarter of 2020 (Germany), and were adversely impacted by the aforementioned renewal of contracts with relevant carriers in the cable business in the second half of 2020, mainly in Latin America. The year-on-year comparison was also affected by the exceptional sale of capacity recorded in the first half of 2019.
Revenues totaled 826 million euros in 2020 and decreased 1.9% in reported terms impacted by exchange rates (-2.9 p.p.). In organic terms, revenues increased 1.0% y-o-y as a result of the increase in revenues in the Tower business (410 million euros; +21.1%), mainly as a result of the increase in the number of towers, partially offset by the decrease in revenues in the Cable business (411 million euros; -13.6%) due to the decrease in annual fees following the contract renewals referred to above and the exceptional sale of capacity registered in the first half of 2019, which adversely affected the year-on-year comparison.

OIBDA totaled 520 million euros in 2020, growing 3.1% in reported terms (+6.6% in organic terms).
Depreciation and amortization amounted to 269 million euros in 2020, increasing 7.8% year-on-year in reported terms, impacted by the construction and acquisition of towers (mainly in Germany, Brazil and Peru), and offset in part by exchange rates. In organic terms, depreciation and amortization grew 12.4% year-on-year.
Operating income reached 251 million euros in 2020, decreasing 1.6% in reported terms impacted by exchange rates (-3.1 p.p.), partially offset by the reported variation of companies in hyperinflationary countries (+0.3 p.p.). In organic terms, year-on-year variation was +1.0% due to tower business revenues growth and cable business costs control.

CapEx totaled 348 million euros in 2020, increasing by 22.5% in reported terms, despite the impact of exchange rates (-15.1 p.p.). In organic terms, the year-on-year evolution was +37.4% and was mainly related to the acquisition of towers, real estate rights and DAS and the construction of the Pacific cable.

2019 Highlights
In 2020, the Telefónica Group started reporting financial information, both internally and externally, according to the following segments: Telefónica Spain, Telefónica United Kingdom, Telefónica Germany, Telefónica Brazil, Telefónica Hispam (formed by the Group's operators in Colombia, Mexico, Venezuela, Ecuador, Argentina, Chile, Peru and Uruguay) and Telxius Group. The 2019 and 2018 figures have been revised accordingly.
In 2019, Telefónica had positive revenue year-on-year growth in Telefónica Spain. In Brazil, Telefónica had the highest mobile market share since 2006, while Telefónica United Kingdom continued growing in revenues and Telefónica Germany had a strong commercial momentum with net adds. The efficiency is translated into profitability, with Telefónica Spain and Telefónica Brazil showing attractive operating income margins and continuing achieving savings from digitalization. Telefónica continued decreasing its debt, with an improved capital structure and an improved CapEx/Revenues ratio. As a result, Group revenues and operating income grew organically, in line with our expectations.
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
Telefónica's total accesses amounted to 344.3 million as of December 31, 2019. Total accesses decreased 3.4% year-on-year mainly as a result of the sale of Telefónica Móviles Panamá on August 29, 2019, Telefonía Celular de Nicaragua on May 16, 2019 and Telefónica Móviles Guatemala on January 24, 2019. Excluding the impact of these sales, accesses decreased 1.1% mainly due to the negative evolution of prepay mobile accesses in Telefónica Hispam. During 2019, higher-value services continued increasing their relative weight, which resulted in LTE customers totaling 138 million customers (+19.9% y-o-y), with net additions of 16.6 million and a penetration rate of 58.1% (+11.2 p.p. y-o-y).
The table below shows the evolution of accesses over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2018	2019	% Reported YoY	%Org. YoY (1)
Fixed telephony accesses (2)	35,273.6	31,285.4	(11.3%)	(10.6%)
Internet and data accesses (3)	22,087.5	21,166.9	(4.2%)	(4.1%)
Broadband (4)	21,645.2	20,837.1	(3.7%)	(3.7%)
FTTx/Cable	13,213.1	14,280.9	8.1%	8.1%
Mobile accesses	270,814.9	261,532.9	(3.4%)	(0.4%)
Prepay	147,062.0	131,791.8	(10.4%)	(5.6%)
Contract (5)	123,752.9	129,741.1	4.8%	5.4%
M2M	19,483.0	23,770.4	22.0%	22.4%
Pay TV	8,875.4	8,437.1	(4.9%)	(4.8%)
Retail Accesses	337,051.5	322,422.2	(4.3%)	(1.9%)
Wholesale Accesses	19,520.0	21,912.7	12.3%	12.3%
Fixed wholesale accesses	3,951.5	3,822.8	(3.3%)	(3.3%)
Mobile wholesale accesses	15,568.5	18,089.9	16.2%	16.2%
Total Accesses	356,571.5	344,334.9	(3.4%)	(1.1%)
Notes:
- Telefónica Móviles Guatemala accesses (2.8 million total accesses as of December 31, 2018) were excluded from January 1, 2019. Telefonía Celular de Nicaragua accesses (4.0 million total accesses as of December 31, 2018) were excluded from May 1, 2019. Telefónica Móviles Panamá accesses (1.6 million total accesses as of December 31, 2018) were excluded from September 1, 2019. The table includes accesses for Telefónica Costa Rica (2.2 million and 2.2 million total accesses as of December 31, 2018 and 2019, respectively). The sale of Telefónica Costa Rica is pending as of the date of this Annual Report.
(1) Refers to the exclusion of the impact of the sales of Telefónica Móviles Panamá, Telefonía Celular de Nicaragua and Telefónica Móviles Guatemala in 2019. In order to exclude the impact of such sales in the calculation of organic variations, the 2018 comparative figures exclude accesses of these entities.

(2) Includes "fixed wireless" and Voice over IP accesses. Since March 2018, the calculation of fixed telephony accesses in Spain has been revised to reflect lines included in certain products which were not fully accounted for before. 2018 figures included in this section have been revised accordingly for comparative purposes (resulting in +332.2 thousand accesses as of December 31, 2018).
(3) Also referred to as fixed broadband accesses.
(4) Includes DSL, satellite, optic fiber, cable modem and broadband circuits.
(5) In December 2019, 665 thousand mobile contract accesses in the United Kingdom were reclassified as wholesale accesses.

The table below shows 2019/2018 variations in accesses in reported and organic terms, as well as contribution to reported growth by each of Telefónica Móviles Panamá (which was sold on August 29, 2019), Telefonía Celular de Nicaragua (which was sold on May 16, 2019) and Telefónica Móviles Guatemala (which was sold on January 24, 2019).

YoY variation and contribution to reported growth (percentage points)
	%Reported YoY	%Org. YoY	T. Guatemala	T. Nicaragua	T. Panamá
Fixed telephony accesses	(11.3%)	(10.6%)	(0.6)	(0.2)	(0.1)
Internet and data accesses	(4.2%)	(4.1%)	—	—	—
Broadband	(3.7%)	(3.7%)	—	—	—
FTTx/Cable	8.1%	8.1%	—	—	—
Mobile accesses	(3.4%)	(0.4%)	(0.9)	(1.5)	(0.6)
Prepay	(10.4%)	(5.6%)	(1.6)	(2.5)	(1.0)
Contract	4.8%	5.4%	(0.1)	(0.3)	(0.1)
M2M	22.0%	22.4%	—	(0.1)	(0.2)
Pay TV	(4.9%)	(4.8%)	(0.1)	(0.1)	—
Retail Accesses	(4.3%)	(1.9%)	(0.8)	(1.2)	(0.5)
Wholesale Accesses	12.3%	12.3%	—	—	—
Fixed wholesale accesses	(3.3%)	(3.3%)	—	—	—
Mobile wholesale accesses	16.2%	16.2%	—	—	—
Total Accesses	(3.4%)	(1.1%)	(0.8)	(1.1)	(0.5)
The table below shows the year-on-year evolution of accesses by segment:

	YoY variation	% Over Total Accesses
Accesses 2019		2018	2019
Telefónica Spain	(0.1%)	11.7%	12.2%
Telefónica United Kingdom	5.7%	9.2%	10.1%
Telefónica Germany	2.5%	13.2%	14.0%
Telefónica Brazil	(1.6%)	26.7%	27.2%
Telefónica Hispam	(6.0%)	33.0%	32.1%
Other companies (1)	(30.6%)	6.0%	4.3%
Note:
(1) Includes Central American operations.

Mobile accesses totaled 261.5 million at December 31, 2019, decreasing by 3.4% compared to December 31, 2018. Excluding the effect of the sale of Telefónica Móviles Panamá, Telefonía Celular de Nicaragua and Telefónica Móviles Guatemala, mobile accesses decreased by 0.4%. This was mainly the result of the decrease in prepay mobile accesses due to a highly competitive market, where the Group chose not to follow competitors in offering unlimited voice and data offers, to avoid damage to the quality of its network. While prepay mobile accesses decreased in all segments, decreases were particularly significant in Telefónica Hispam. This decrease was offset in part by growth in the postpay or contract segment, which increased by 4.8% year-on-year (+5.4% excluding the effect of the sale of Telefónica Móviles Panamá, Telefonía Celular de Nicaragua and Telefónica Móviles Guatemala) and which relative weight over total mobile accesses continued to increase up to 49.6% (+3.9 p.p. year-on-year).

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

	Year ended December 31,				Variation
Consolidated Results	2018		2019		2019 vs 2018
Millions of euros	Total	% of revenues	Total	% of revenues	Total	%
Revenues	48,693	100.0%	48,422	100.0%	(271)	(0.6%)
Other income	1,622	3.3%	2,842	5.9%	1,220	75.2%
Supplies	(14,013)	(28.8%)	(13,635)	(28.2%)	378	(2.7%)
Personnel expenses	(6,332)	(13.0%)	(8,066)	(16.7%)	(1,734)	27.4%
Other expenses	(14,399)	(29.6%)	(14,444)	(29.8%)	(45)	0.3%
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	15,571	32.0%	15,119	31.2%	(452)	(2.9%)
OIBDA Margin	32.0%		31.2%			(0.8 p.p.)
Depreciation and amortization	(9,049)	(18.6%)	(10,582)	(21.9%)	(1,533)	16.9%
OPERATING INCOME (OI)	6,522	13.4%	4,537	9.4%	(1,985)	(30.4%)
Operating Margin	13.4%		9.4%			(4.0 p.p.)
Share of income of investments accounted for by the equity method	4	0.0%	13	0.0%	9	n.m.
Net financial expense	(955)	(2.0%)	(1,832)	(3.8%)	(877)	91.8%
PROFIT BEFORE TAX	5,571	11.4%	2,718	5.6%	(2,853)	(51.2%)
Corporate income tax	(1,621)	(3.3%)	(1,054)	(2.2%)	567	(35.0%)
PROFIT FOR THE YEAR	3,950	8.1%	1,664	3.4%	(2,286)	(57.9%)
Attributable to equity holders of the parent	3,331	6.8%	1,142	2.4%	(2,189)	(65.7%)
Attributable to non-controlling interests	619	1.3%	522	1.1%	(97)	(15.7)%
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
For purposes of this report, 2019/2018 “organic” variation is defined as the reported variation as adjusted to exclude the impacts detailed below:
•Foreign exchange effects and hyperinflation adjustments in Argentina: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year (using average foreign exchange rates of 2018 for both years), except for Venezuela (in respect of which 2018 and 2019 results were converted at the closing synthetic exchange rate for each period).
Foreign exchange rates had a negative impact on our reported 2019 results, mainly due to the depreciation of various Latin American currencies (in particular the Argentine peso and the Brazilian real) against the euro.
The impact of hyperinflation adjustments in Argentina has been excluded by reversing such adjustments in both years.
Foreign exchange effects and hyperinflation in Argentina decreased revenue growth by 3.1 percentage points, OIBDA growth by 2.2 percentage points and operating income growth by 3.7 percentage points in 2019.
•Changes in the consolidation perimeter: we have excluded the impact of changes in our consolidation perimeter in 2019 and 2018. The main changes in our consolidation perimeter in such years were related to the sales (and, therefore, the exclusion from our consolidation perimeter) of Antares, Telefónica Móviles Guatemala, Telefonía Celular de Nicaragua and Telefónica Móviles Panamá at different times in 2019. No significant changes took place in the scope of consolidation of the Group in 2018.
To exclude the impact of the mentioned perimeter changes in the calculation of organic variations, the 2018 comparative figures exclude mainly the results of Antares, Telefónica Móviles Guatemala, Telefonía Celular de Nicaragua and Telefónica Móviles Panamá from the month of its sale and also the impact of the adjustment related to the amortization of the data center businesses sold in 2019.
•IFRS 16 "Leases" ("IFRS 16") impact: on January 1, 2019 IFRS 16 became effective. The IFRS 16 has had a material impact on the consolidated results of the Group. To ensure comparability with the 2018 results, organic variations exclude the impact of IFRS 16 in 2019. The adoption of IFRS 16 had no impact on revenue growth, while it had an impact of 1,509 million euros on OIBDA, increasing OIBDA growth by 9.7 percentage points. The impact on operating income was negative, amounting to 123 million euros.
•Restructuring costs: we have excluded the impact in 2019 and 2018 of restructuring costs, mainly those related to the Individual Suspension Plan adopted under the II Collective Agreement of Related Companies in Telefónica Spain.
The distribution by segment of the restructuring costs, in terms of their impact on OIBDA and OI, is as follows:

Millions of euros	2018	2019
Telefónica Spain	297	1,733
Telefónica United Kingdom	—	31
Telefónica Germany	84	22
Telefónica Brazil	46	—
Telefónica Hispam	66	235
Telxius Group	—	0
Other companies	(32)	149
Total restructuring costs	461	2,170

•Spectrum acquisition: the organic variation of CapEx excludes the impact of spectrum acquisitions in 2019 and 2018.
In 2019, these acquisitions totaled 1,501 million euros, with 1,425 million euros corresponding to Telefónica Germany, 51 million euros corresponding to Telefónica Hispam, and 7 million euros corresponding to Telefónica Spain.
In 2018, these acquisitions totaled 868 million euros, with 588 million euros corresponding to Telefónica United Kingdom, 158 million euros corresponding to Telefónica Hispam, 122 million euros corresponding to Telefónica Spain, and 2 million euros corresponding to Telefónica Brazil.
•Gains or losses on the sale of companies: the gains obtained or losses incurred from the sale of companies have been excluded to calculate organic variations.
In 2019, we mainly excluded the gains obtained from the sale of Antares (98 million euros), Telefónica Móviles Guatemala, Telefonía Celular de Nicaragua and Telefónica Móviles Panamá (for a total amount of 365 million euros) and data center businesses (213 million euros).
In 2018, we excluded the gains from the sale of Telefónica Digital Ltd. (21 million euros) and the loss from the sale of Centro de Asistencia Telefónica, S.A. (3 million euros).
•Impairment of goodwill: the impairment losses on goodwill are excluded from calculations of organic variations.
In 2019, the impairment of the goodwill allocated to Telefónica Argentina, amounting to 206 million euros, has been excluded.

In 2018, the impairment of the goodwill allocated to Telefónica Móviles México, amounting to 350 million euros, has been excluded.
•Judicial decision related to the exclusion of ICMS from the tax basis of PIS/COFINS: organic variations exclude the positive impact of the judicial decisions of the Brazilian Supreme Court recognizing the right to deduct the state tax on goods and services (ICMS) from the calculation of the basis of the Social Integration Program-PIS (Programa de Integração Social) and the Financing of Social Security-COFINS (Contribuição para Financiamento da Seguridade Social). The positive impact in 2018 (789 million euros in the OIBDA and OI of Telefónica Brazil) has been excluded from the calculation of organic variations.
•Transformation of the operating model of Telefónica México: the organic variations exclude the impact of the transformation of the operating model of Telefónica México (which means that the wireless access infrastructure will be turned off and related licensed spectrum will be released), following the AT&T agreement in 2019, which had a negative impact on OIBDA and operating income amounting to 239 and 275 million euros, respectively. For additional information on how the transformation of the operating model of Telefónica México affected the Group’s results in 2019, see "Item 5. Operating and Financial Review and Prospects-Operating Results-Significant Factors Affecting the Comparability of Our Results of Operations in the Periods under Review-Wholesale Agreement with AT&T Mexico” and for additional information on the Wholesale Agreement, see “Item 10. Additional Information-Material Contracts-Wholesale Access Services Agreement with AT&T Mexico”.
•Other adjustments: organic variations exclude the following: (i) the amount received in 2019 in connection with the irrevocable sale of the future credit rights that might arise from the favorable resolution of certain claims and lawsuits of various kinds to which Telefónica Spain was a party at the date of the sale agreement (103 million euros); (ii) the impact of the classification of certain assets as held for sale in 2019 on the depreciation and amortization expense for such year (76 million euros in operating income); (iii) the reported variation of Telefónica Venezolana in 2019 as a result of the translation to euros of its financial statements, following the publication by the Central Bank of Venezuela (BCV) of the inflation rates for the period from January 2016 to December 2019 (57 million euros in revenues, 7 million euros in OIBDA and 65 million euros in operating income); (iv) the impact of the provision recorded in Telefónica Spain in 2019 to optimize the distribution network (23 million euros); and (v) the impact of the provision relating to certain labor and tax contingencies recorded in Telefónica Brazil in 2018 (215 million euros).
The table below shows 2019/2018 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the consolidated income statement and CapEx and OIBDA-CapEx:

	YoY variation
TELEFÓNICA 2019	% Reported YoY	% Organic YoY
Revenues	(0.6%)	3.2%
Other income	75.2%	37.3%
Supplies	(2.7%)	6.2%
Personnel expenses	27.4%	5.0%
Other expenses	0.3%	4.8%
OIBDA	(2.9%)	1.9%
Depreciation and amortization	16.9%	2.0%
Operating income	(30.4%)	1.7%
CapEx	8.2%	4.0%
OIBDA-CapEx	(15.0%)	0.1%

The table below shows the contribution to reported growth of each item considered to calculate the organic variations, as explained above. For each line item, the contribution to reported growth, expressed in percentage points, is the result of dividing the amount of each impact (on a net basis when the impact affects both years) by the consolidated reported figure for the previous year.

	Contribution to reported growth (percentage points)
TELEFÓNICA 2019	Exchange rate effect and hyperinflation	Perimeter change	IFRS 16 impact	Gains/losses on sale of companies	Restructuring costs	Judicial decision PIS/COFINS	Impairment of goodwill	Spectrum acquisition	T. Mexico transformation	Other adjustments
Revenues	(3.1)	(0.8)	—	—	—	—	—	—	—	0.1
Other income	(1.4)	(0.7)	(11.7)	40.4	—	—	—	—	5.6	6.4
Supplies	(2.1)	(0.7)	(6.1)	—	—	—	—	—	—	0.1
Personnel expenses	(6.2)	(1.1)	(0.1)	—	29.4	—	—	—	0.7	(0.0)
Other expenses	(3.5)	(0.4)	(5.8)	0.1	(0.1)	5.5	(1.0)	—	1.9	(1.0)
OIBDA	(2.2)	(0.9)	9.7	4.2	(11.8)	(5.1)	0.9	—	(1.5)	1.9
Depreciation and amortization	(1.1)	(0.7)	18.0	—	—	—	—	—	0.2	(1.4)
Operating income	(3.7)	(1.2)	(1.9)	9.9	(28.3)	(12.1)	2.2	—	(3.8)	6.6
CapEx	(2.7)	(0.7)	(0.0)	—	—	—	—	7.9	—	0.2
OIBDA-CapEx	(1.7)	(1.2)	20.3	8.7	(24.7)	(10.6)	1.9	(8.6)	(3.0)	3.8
Results discussion

Revenues totaled 48,422 million euros in 2019, decreasing by 0.6% y-o-y in reported terms, negatively impacted by foreign exchange rates and hyperinflation (-3.1 p.p.) and changes in the consolidation perimeter (-0.8 p.p.). In organic terms, revenues increased by 3.2% as a result of higher service revenues (+2.0%) and, to a lesser extent, higher handset sales (+13.4%).
The structure of revenues reflects Telefónica's geographic diversification. The contribution of the following segments to the Telefónica Group's revenues increased in 2019 as compared to 2018: Telefónica Spain, which contributed 26.5% (+0.3 p.p. versus 2018), Telefónica Germany with 15.3% (+0.2 p.p. versus 2018), Telefónica United Kingdom with 14.7% (+0.7 p.p. versus 2018), and Telxius Group, which contributed 1.7% (+0.1 p.p. versus 2018). The contribution of the following segments to the Telefónica Group’s revenues decreased as compared to 2018: Telefónica Brazil, which contributed 20.7% (-0.1 p.p. versus 2018) and Telefónica Hispam, which contributed 19.9% (-0.5 p.p. versus 2018).
•Mobile business revenues totaled 30,692 million euros in 2019 (of which 25,090 million euros corresponded to mobile service revenues and 5,602 million euros corresponded to handset revenues), down 0.3% year-on-year in reported terms. This decrease was mainly due to the impact of changes in foreign exchange rates and hyperinflation in Argentina (-2.8 p.p.). Excluding these impacts, mobile business revenues grew by 3.6% due to higher revenues in Telefónica Hispam, Telefónica Brazil, Telefónica United Kingdom and Telefónica Germany, despite the impact of certain regulatory tariff reductions in some segments.
•Mobile service revenues totaled 25,090 million euros in 2019, down 2.3% year-on-year in reported terms due to the impact of changes in foreign exchange rates and hyperinflation in Argentina (-2.8 p.p.). Excluding these impacts, mobile service revenues grew by 1.7% mainly as a result of higher data consumption.
•Fixed revenues totaled 16,568 million euros in 2019, down 1.0% year-on-year in reported terms mainly due to the impact of changes in foreign exchange rates and hyperinflation in Argentina (-3.5 p.p.). Excluding these impacts, fixed revenues increased by 2.4%, as a result of the higher fixed revenues in Telefónica Hispam, which more than offset the decrease in fixed revenues in Telefónica Brazil.
Other income: mainly includes own work capitalized in our fixed assets and profit from the sales of assets. In 2019, other income totaled 2,842 million euros compared to 1,622 million euros in 2018. In 2019, other income registered gains from the sales of companies, mainly Antares, Telefonía Celular de Nicaragua, Telefónica Móviles Guatemala, Telefónica Móviles Panamá, the sale of data center businesses and the irrevocable sale of credit rights that might arise from the favorable resolution of certain claims and lawsuits of various kinds to which Telefónica Spain was a party at the date of the sale agreement. In organic terms, other income increased by 37.3% mainly due to the sale of certain assets such as central offices and towers.
The total amount of supplies, personnel expenses and other expenses (principally external services and taxes), was 36,145 million euros in 2019, up 4.0% year-on-year in reported terms. This variation is mainly attributable to the restructuring costs, mainly those related to the II Collective Agreement of Related Companies in Spain (Individual Suspension Plan) (+5.3 p.p.) and the judicial decision related to the exclusion of ICMS from the tax basis of PIS/COFINS which had a positive impact in 2018 (+2.3 p.p.), partially offset by IFRS 16 impact (-4.9 p.p.) and the impact of foreign exchange rates and hyperinflation in Argentina (-3.4 p.p.). In organic terms, the total amount of supplies, personnel expenses and other expenses increased by 5.4%. These costs are explained in greater detail below:
•Supplies amounted to 13,635 million euros in 2019, down 2.7% year-on-year in reported terms mainly as a result of the adoption of IFRS 16 (-6.1 p.p.) and the impact of foreign exchange rates and hyperinflation (-2.1 p.p.). In organic terms, supplies increased by 6.2% year-on-year, mainly due to higher handset costs due to the significant number of handset sales, higher TV content costs and higher costs related to IT sales in Telefónica Spain.
•Personnel expenses amounted to 8,066 million euros in 2019, up 27.4% year-on-year in reported terms mainly as a result of the restructuring expenses related to the II Collective Agreement of Related Companies in Spain (Individual Suspension Plan) (+29.4 p.p.). In organic terms, personnel expenses increased by 5.0% year-on-year mainly as a result of salary updates in Argentina (driven by the inflation) and higher expenses in Telefónica Brazil, related to the insourcing of IT/systems activities.
The average headcount was 117,347 employees in 2019, down 3.7% as compared to 2018.
•Other expenses amounted to 14,444 million euros in 2019, up 0.3% year-on-year in reported terms. The reported variation was attributable in part to the judicial decision related to the exclusion of ICMS from the tax basis of PIS/COFINS in 2018, which had a positive impact in such year but not in 2019 (+5.5 p.p.), partially offset by the adoption of IFRS 16 (-5.8 p.p.) and foreign exchange rates and hyperinflation in Argentina (-3.5 p.p.). In organic terms, other expenses increased by 4.8% year-on-year due mainly to higher network and IT development costs as well as higher customer management costs.
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
Operating income (OI) in 2019 totaled 4,537 million euros, down 30.4% in reported terms due mainly to the significant restructuring costs, totaling 2,170 million euros (-28.3 p.p.), the negative impact of foreign exchange rates and hyperinflation (-3.7 p.p.), the transformation of Telefónica México's business model following its agreement with AT&T Mexico (-3.8 p.p.) and the adoption of IFRS 16. In organic terms, operating income increased by 1.7% year-on-year due to higher revenues and, to a lesser extent, savings from the digitalization and simplification processes undertaken by the Group, among other cost control actions.
Operating margin stood at 9.4% in 2019, down 4.0 p.p. compared to 2018 in reported terms.
The share of income of investments accounted for by the equity method for 2019 was a gain of 13 million euros (compared to a gain of 4 million euros in 2018).
Net financial expense amounted to 1,832 million euros in 2019, 877 million euros lower than the previous year, mainly due to the extraordinary effect of interest associated with favorable rulings in court in Brazil in 2018 and the impact of adopting IFRS 16.
Corporate income tax amounted to 1,054 million euros in 2019 down 567 million euros year-on-year, mainly due to lower profit before taxes in 2019. The corporate income tax has been impacted by the reversal of deferred tax assets in Mexico, partially offset by restructuring provisions effects.

As a result, profit for the year attributable to equity holders of the parent for 2019 was 1,142 million euros (3,331 million euros in 2018).
Profit attributable to non-controlling interests was 522 million euros, 97 million euros lower than in 2018, mainly due to lower profit attributable to non-controlling interests at Telefónica Brazil, partially offset by the higher profit attributable to non-controlling interests at Telefónica Centroamerica Inversiones related mainly to the gains on the sale of Telefonía Celular de Nicaragua and Telefónica Móviles Panamá.

2019/2018 Segment results
TELEFÓNICA SPAIN
The table below shows the evolution of accesses in Telefónica Spain over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2018	2019	%Reported YoY
Fixed telephony accesses (1)	9,361.3	9,024.1	(3.6%)
Internet and data accesses (2)	6,129.6	6,034.8	(1.5%)
Broadband	6,113.5	6,023.4	(1.5%)
FTTH	3,940.6	4,325.0	9.8%
Mobile accesses	18,384.4	18,916.9	2.9%
Prepay	1,440.1	1,137.2	(21.0%)
Contract	16,944.3	17,779.6	4.9%
M2M	2,333.2	2,620.8	12.3%
Pay TV	4,091.3	4,073.8	(0.4%)
Retail Accesses	37,966.5	38,049.5	0.2%
Wholesale Accesses	3,912.9	3,788.2	(3.2%)
Total Accesses	41,879.4	41,837.7	(0.1%)
(1) Includes "fixed wireless" and Voice over IP accesses. Since March 2018, the calculation of fixed telephony accesses in Spain has been revised to reflect lines included in certain products, which were not fully accounted for before. 2018 figures included in this section have been revised accordingly for comparative purposes (resulting in +332.2 accesses as of December 31, 2018).
(2) Also referred to as fixed broadband accesses.

During 2019, the commercial activity continued to rely on the differentiated products of the company, with a multi brand strategy (Movistar, O2, Tuenti) to serve different segments of customers. Through the convergent offer “Movistar Fusión +” and under the "Más por Más” strategy, the company continued to evolve the abovementioned offer and adapt it to the incremental customer demand, increasing data in all mobile lines included in high value Fusión packages, as well as offering a Multiplus service that allows the user to watch all of our proprietary content of the Movistar+ portfolio on an additional TV at home (as of December 31, 2019, this service had a price of 8 euros per month).
In addition, during 2019, Telefónica launched innovations in its portfolio to develop the relationship with its clients and reach new segments. In line with this initiative, from June 2019, Movistar Priority service was started and offered a series of advantages and benefits, such as personalized and prioritized attention services provided by specialized agents, as well as a differential experience at the shop, including the help of a technology expert to clarify any doubt related to any device connected to our network, as well as exclusive experiences (such as access to exclusive football, basketball, cycling, winter sports, opera, music, expositions or eSports experiences, among others) and discounts and news related to Movistar equipment.
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

Furthermore, in June 2019, Movistar+ Lite was launched. This was a new OTT offer for non-Movistar clients with a price of 8 euros per month, which provided access to original content of Movistar+ offered in channels #0 and #Vamos, to the most relevant sport events offered in these channels, to Movistar Series and Movistar Seriesmanía and to a catalogue of 300 series and documentaries, 270 films and 60 programs under demand, including proprietary and third parties’ content.
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
The consumer convergent offer had a customer base of 4.7 million, with 5.1 million additional mobile lines associated with those customers as of December 31, 2019, increasing by 1.0% and 9.7% y-o-y respectively and contributing 88.7% of the retail fixed broadband customer base (+1.1 p.p. y-o-y) and 84.1% of the retail mobile contract customer base (+0.2 p.p. y-o-y). Penetration of the high value services of the convergent offer continued to increase, with 48.4% of the customer base already using 600 Mb ultra-fast broadband (+8.9 p.p. y-o-y) and 81.6% of the customer base using Pay TV as of December 31, 2019 (+1.2 p.p. y-o-y). In addition, the number of mobile lines per convergent client (main mobile line plus additional lines that might be included in the offer) increased by 5.4% as of December 31, 2019, equivalent to 2.1 mobile lines on average as of December 31, 2019 compared to 2.0 lines as of December 31, 2018 per convergent client.
Fixed accesses decreased 3.6% y-o-y as compared to 2018, with a net loss of 337 thousand accesses in 2019.
Retail broadband accesses totaled 6.0 million (-1.5% y-o-y), with a net loss of 90 thousand accesses during 2019.
Retail fiber accesses amounted to 4.3 million customers (+9.8% as compared to December 31, 2018), representing 71.8% of total retail broadband customers (+7.3 p.p. y-o-y) with net adds of 384 thousand accesses in 2019. Ultra speed fiber accesses, with 600 Mb (which typically feature higher ARPU) amounted to 2.8 million accesses (64.8% of total fiber accesses). At December 31, 2019, fiber deployment reached 23.1 million premises, 1.8 million more than at December 31, 2018, and it continued to be the largest in Europe. In addition, wholesale fiber accesses reached an estimated 2.2 million customers as of December 31, 2019 (+41.6% y-o-y) and represented 56.9% of the wholesale accesses (+18.0 p.p. y-o y).
Total mobile accesses stood at 18.9 million as of December 31, 2019, up by 2.9% as compared to December 31, 2018, as a result of the increase in mobile contract accesses that more than offset the decrease in prepay accesses (-21.0% y-o-y), reflecting the success of the convergent strategy and the positive evolution of the prepay to contract migration. The contract access base accelerated its growth during 2019, growing by 4.9% year-on-year. Smartphone penetration as of December 31, 2019 stood at 81.5% of the mobile voice base (+1.1 p.p. y-o-y) and significantly boosted data traffic growth (46.0% year-on-year) due to the higher number of customers with superior data packages.
LTE network rollout continued to progress, and coverage reached approximately 98.0% of the population at December 31, 2019, up 0.3 p.p. as compared to December 31, 2018. As a result, the LTE customer base reached 9.4 million customers as of December 31, 2019, up 6.3% as compared to December 31, 2018, with a penetration of 57.7% (+2.6 p.p. y-o-y).
Pay TV accesses amounted to 4.1 million at December 31, 2019, down 0.4% year-on-year.
Wholesale accesses stood at 3.8 million at December 31, 2019, down 3.2% year-on-year due to the decrease in wholesale copper accesses, offset in part by the increase in fiber accesses, that significantly helped to enhance the value of our wholesale access base.

The table below shows Telefónica Spain’s results over the past two years:

Millions of euros
TELEFÓNICA SPAIN (1)	2018	2019	%Reported YoY	%Organic YoY (2)
Revenues	12,788	12,850	0.5%	0.5%
Consumer	6,689	6,658	(0.5%)	(0.5%)
Convergent	4,795	4,963	3.5%	3.5%
Non-Convergent	1,894	1,695	(10.5%)	(10.5%)
Corporate	3,462	3,509	1.4%	1.3%
Communications	2,602	2,508	(3.6%)	(3.7%)
IT	860	1,002	16.5%	16.5%
Others	2,251	2,310	2.6%	2.7%
Other income	392	640	63.1%	37.7%
Supplies	(3,710)	(4,056)	9.3%	9.3%
Personnel expenses	(2,257)	(3,660)	62.1%	(0.9%)
Other expenses	(2,417)	(2,055)	(15.0%)	(4.9%)
OIBDA	4,795	3,719	(22.4%)	0.1%
Depreciation and amortization	(1,678)	(2,013)	19.9%	3.7%
Operating income (OI)	3,117	1,706	(45.3%)	(1.7%)
CapEx	1,741	1,667	(4.2%)	2.6%
OIBDA-CapEx	3,054	2,052	(32.8%)	(1.1%)
(1) From January 1, 2020 Telefónica Spain consolidates Telefónica Global Technology, S.A.U., which was previously part of "Other companies”. 2019 and 2018 figures have been revised accordingly for comparative purposes.
(2) See adjustments made to calculate organic variations below.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Spain, we have made the following adjustments in order to calculate 2019/2018 variations in organic terms:
•IFRS 16 impact: organic variations exclude the impact of the adoption of IFRS 16 in 2019. The adoption of IFRS 16 had a positive impact of 248 million euros on OIBDA and a negative impact of 28 million euros on operating income.
•Changes in the consolidation perimeter: we have excluded in 2018 the results of Centro de Asistencia Telefónica, S.A. (which was sold in December 2018) and the impact of the adjustment related to the amortization of the data centers.
•Optimization of the distribution network: organic variations exclude the impact of the provisions recorded in Telefónica Spain totaling 23 million euros in 2019 in connection with the restructuring of the distribution channels.
•Restructuring costs: the impact of certain restructuring costs mainly related to the Individual Suspension Plan amounting to 1,733 million euros and 297 million euros in 2019 and 2018, respectively, has been excluded.
•Gains or losses on the sale of companies: organic variations exclude the 27 million euros gains from the sale of data center businesses in 2019 and the loss of 3 million euros incurred in the sale of Centro de Asistencia Telefónica, S.A. in 2018.
•Spectrum acquisition: we have excluded the impact of spectrum acquisitions on CapEx, which totaled 7 million euros in 2019 and 122 million euros in 2018.

•Irrevocable sale of future credit rights: organic variations exclude the positive impact in 2019 of the irrevocable sale of the future credit rights that might arise from the favorable resolution of certain claims and lawsuits of various kinds to which Telefónica Spain was a party at the date of the sale agreement, amounting to 103 million euros.

The table below shows 2019/2018 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA SPAIN 2019	%Reported YoY	%Organic YoY	IFRS 16 impact	Perimeter changes	Spain distribution network	Restructuring costs	Gains/losses on sale of companies	Spectrum acquisition	Sale of future credit rights
Revenues	0.5%	0.5%	—	(0.0)	—	—	—	—	—
Other income	63.1%	37.7%	(7.8)	0.0	—	—	7.0	—	26.3
Supplies	9.3%	9.3%	0.0	—	—	—	—	—	—
Personnel expenses	62.1%	(0.9%)	—	(0.6)	—	63.6	—	—	—
Other expenses	(15.0%)	(4.9%)	(11.5)	0.7	0.9	—	(0.1)	—	—
OIBDA	(22.4%)	0.1%	5.2	(0.1)	(0.5)	(29.9)	0.6	—	2.1
Depreciation and amortization	19.9%	3.7%	16.4	(0.2)	—	—	—	—	—
Operating income (OI)	(45.3%)	(1.7%)	(0.9)	0.0	(0.7)	(46.0)	1.0	—	3.3
CapEx	(4.2%)	2.6%	(0.0)	(0.0)	—	—	—	(6.6)	—
OIBDA-CapEx	(32.8%)	(1.1%)	8.1	(0.1)	(0.7)	(47.0)	1.0	3.8	3.4
Results discussion
Revenues in Telefónica Spain in 2019 were 12,850 million euros, up 0.5% y-o-y in reported terms.

•Consumer revenues amounted to 6,658 million euros in 2019, down by 0.5% y-o-y in reported terms, mainly as a result of the 10.5% y-o-y decrease in the revenues relating to “non-convergent” products (1,695 million euros in 2019), which more than offset the 3.5% y-o-y growth in reported terms relating to "convergent" products (4,963 million euros in 2019), driven by ARPU growth and growth in the customer base.
•Corporate revenues amounted to 3,509 million euros in 2019, up by 1.4% year-on-year in reported terms, due to the good evolution of IT revenues, which grew 16.5% y-o-y in reported terms and more than offset the decrease in communications revenues (-3.6% year-on-year in reported terms).
•Other revenues, which include wholesale, subsidiaries and other revenues, amounted to 2,310 million euros in 2019, up by 2.6% y-o-y in reported terms, driven by the increase in wholesale TV revenues.

OIBDA amounted to 3,719 million euros in 2019, down 22.4% year-on-year in reported terms. In organic terms, OIBDA grew 0.1% y-o-y.

Depreciation and amortization amounted to 2,013 million euros in 2019, up 19.9% year-on-year in reported terms, mainly due to the adoption of IFRS 16. In organic terms, depreciation and amortization increased 3.7% year-on-year explained by higher investment in 2019.

Operating income (OI) amounted to 1,706 million euros in 2019, down 45.3% year-on-year in reported terms, principally due to the 1,732 million euros provision recorded in connection with the Group's payment commitments under the Individual Suspension Plan (-46.0 p.p.), the provision recorded in connection with the restructuring of the distribution channels (-0.7 p.p.), and the impact of the adoption of IFRS 16 (-0.9 p.p.), which was partially offset by the irrevocable assignment of any credits rights that might arise from the favorable resolution of certain claims and lawsuits of various kinds to which Telefónica Spain was a party at the date of the sale agreement (+3.3 p.p.) and the gains arisen from the sale of data center businesses (+1.0 p.p.). In organic terms, operating income decreased by 1.7% y-o-y, mainly due to the increase in supplies (+9.3% year-on year in both organic and reported terms), which was mainly attributable to the higher content costs and IT equipment purchases, partially offset by lower personnel expenses (-0.9% y-o-y in organic terms), driven by the savings generated by the termination of employees who adhered to the ‘Individual Suspension Plan’, and the decrease of other expenses (-4.9% y-o-y in organic terms), principally due to lower commercial costs.

TELEFÓNICA UNITED KINGDOM
The table below shows the evolution of accesses in Telefónica United Kingdom over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2018	2019 (1)	% Reported YoY
Fixed telephony accesses (2)	306.9	313.3	2.1%
Internet and data accesses (3)	28.1	28.9	2.5%
Broadband	28.1	28.9	2.5%
Mobile accesses	25,044.1	25,803.3	3.0%
Prepay	8,742.6	8,436.1	(3.5%)
Contract	16,301.4	17,367.2	6.5%
M2M	3,578.0	5,118.7	43.1%
Retail Accesses	25,379.1	26,145.5	3.0%
Wholesale Accesses	7,599.2	8,714.7	14.7%
Mobile wholesale accesses	7,599.2	8,714.7	14.7%
Total Accesses	32,978.3	34,860.2	5.7%
(1) In December 2019, 665 thousand mobile contract accesses in the United Kingdom were reclassified as wholesale accesses.
(2) Includes "fixed wireless" and Voice over IP accesses.
(3) Also referred to as fixed broadband accesses.

During 2019, despite the competitive environment, Telefónica United Kingdom remained as the favorite telecommunications operator in United Kingdom, a position underpinned by the strength of the O2 brand, custom loyalty (the operator with the lowest churn of the market) and successful commercial propositions, such as the “Custom Plans” and its updates, which provides customers with flexibility and choice by allowing them to customize their plans by choosing the contract terms (up to 36 months), the amount of payment upfront and the data plan. Telefónica United Kingdom successfully introduced its first offer for customers seeking unlimited mobile data while providing upselling opportunities. Such propositions have allowed the company to achieve continuous customer growth in a competitive market.
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

The table below shows the evolution of Telefónica United Kingdom's results over the past two years:

Millions of euros
TELEFÓNICA UNITED KINGDOM	2018	2019	%Reported YoY	%Organic YoY (1)
Revenues	6,790	7,109	4.7%	3.8%
Mobile business (2)	6,576	6,891	4.8%	3.9%
Mobile service revenues	4,837	4,805	(0.7%)	(1.5%)
Other income	158	186	18.0%	17.0%
Supplies	(2,359)	(2,521)	6.9%	8.6%
Personnel expenses	(445)	(503)	12.9%	5.5%
Other expenses	(2,279)	(2,157)	(5.3%)	0.6%
OIBDA	1,865	2,114	13.4%	2.3%
Depreciation and amortization	(943)	(1,204)	27.7%	5.1%
Operating income (OI)	922	910	(1.3%)	(0.4%)
CapEx	1,464	914	(37.6%)	3.4%
OIBDA-CapEx	400	1,200	n.m.	1.4%
n.m.: not meaningful
(1) See adjustments made to calculate organic variations below.
(2) From 2020 "Mobile Business" revenues in Telefónica United Kingdom include certain mobile digital services revenues that were previously included in “Revenues” without being separately shown. 2019 and 2018 revenues have been revised accordingly for comparative purposes.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica United Kingdom, we have made the following adjustments in order to calculate 2019/2018 variations in organic terms:
•Foreign exchange rate effect: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year. In particular, we have used the average foreign exchange rate of 2018 for both years.
•IFRS 16 impact: organic variations exclude the impact of the adoption of IFRS 16 in 2019. The adoption of IFRS 16 had a positive impact of 219 million euros and 15 million euros on OIBDA and operating income, respectively.
•Restructuring costs: we have excluded the impact in 2019 of restructuring costs, amounting to 31 million euros.
•Spectrum acquisition: we have excluded the impact of spectrum acquisitions on CapEx in 2018, which totaled 588 million euros.
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
n.m.: not meaningful
Results discussion
In 2019, total revenues increased by 4.7% year-on-year in reported terms to 7,109 million euros. Excluding the impact of the appreciation of the pound sterling (+0.9 p.p.), the year-on-year growth was 3.8% and was driven mainly by higher handset revenues (due to higher value smartphone sales) and M2M program revenues.
•Mobile service revenues amounted to 4,805 million euros in 2019 and fell 0.7%, despite the appreciation of the pound sterling (+0.9 p.p.). Excluding the impact of the appreciation of the pound sterling, mobile service revenues decreased by 1.5% driven by lower out of bundle revenues.
Mobile ARPU fell by 4.2% year-on-year in reported terms despite the appreciation of the pound sterling. In organic terms, ARPU decreased by 5.0% as a result of lower out of bundle revenues.

TELEFÓNICA UNITED KINGDOM	2018	2019 (1)	%Reported YoY	%Organic YoY
ARPU (EUR)	15.1	14.4	(4.2%)	(5.0%)
Prepay	7.1	7.4	4.4%	3.5%
Contract (2)	24.6	23.7	(3.6%)	(4.4%)
Data ARPU (EUR)	9.2	9.0	(2.7%)	(3.5%)
% non-SMS over data revenues	66.6%	68.5%	1.9 p.p.	2.0p.p.
(1) In December 2019, 665 thousand mobile contract accesses were reclassified as wholesale accesses. This marginally affected ARPU calculations, as they relate to average retail accesses only (which are calculated on a monthly basis) and, therefore, marginally affected the comparability of 2019 and 2018 ARPU calculations.
(2) Excludes M2M.

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

TELEFÓNICA GERMANY
The table below shows the evolution of accesses in Telefónica Germany over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2018	2019	% Reported YoY
Fixed telephony accesses (1)	1,996.0	2,129.5	6.7%
Internet and data accesses (2)	2,274.7	2,301.7	1.2%
Broadband	2,079.8	2,206.6	6.1%
VDSL	1,441.3	1,652.0	14.6%
Mobile accesses	42,818.8	43,826.8	2.4%
Prepay	20,542.9	20,096.2	(2.2%)
Contract	22,275.9	23,730.6	6.5%
M2M	1,187.9	1,191.8	0.3%
Retail Accesses	47,089.5	48,258.0	2.5%
Total Accesses	47,089.5	48,258.0	2.5%
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) Also referred to as fixed broadband accesses.

In 2019, Telefónica Germany launched further value-added initiatives to enhance its strategy to increase ARPU and decrease the churn rate. This includes O2 TV (from May 2, 2019), O2 Cloud (from April 8, 2019) and O2 VDSL, a new offer at higher speed (from March 7, 2019). The O2 Free portfolio continued to drive usage and ARPU growth, leveraging the improved network quality of the company. Telefónica Germany also announced a significant enhancement of its infrastructure portfolio with the addition of cable and fiber wholesale access through a long-term agreement with Vodafone and Tele Columbus. During 2019, Telefónica Germany invested in LTE roll-out to fulfill its coverage obligations by the end of 2020.
The total access base grew 2.5% year-on-year and stood at 48.3 million at the end of 2019, mainly driven by a 2.4% increase in the mobile base, which amounted to 43.8 million.
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
The retail broadband access base increased by 127 thousand accesses in 2019, reaching 2.2 million accesses, mainly as a result of the strong demand for VDSL, with net adds of 211 thousand accesses in 2019 (with VDSL accesses increasing by 14.6% y-o-y).
The table below shows the evolution of Telefónica Germany’s results over the past two years:

Millions of euros
TELEFÓNICA GERMANY	2018	2019	%Reported YoY	%Organic YoY (1)
Revenues	7,320	7,399	1.1%	1.1%
Mobile Business	6,539	6,647	1.6%	1.6%
Mobile service revenues	5,267	5,301	0.6%	0.6%
Fixed Business	767	741	(3.4%)	(3.4%)
Other income	177	183	3.6%	3.6%
Supplies	(2,459)	(2,372)	(3.5%)	(1.8%)
Personnel expenses	(610)	(592)	(2.9%)	0.0%
Other expenses	(2,594)	(2,292)	(11.6%)	5.9%
OIBDA	1,834	2,326	26.8%	(1.1%)
Depreciation and amortization	(2,071)	(2,463)	18.9%	(4.8%)
Operating income (OI)	(237)	(137)	(42.4%)	(52.1%)
CapEx	966	2,469	n.m.	8.1%
OIBDA-CapEx	868	(143)	c.s.	(10.3%)
c.s.: change of sign
n.m.: not meaningful.
(1) See adjustments made to calculate organic variations below.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Germany, we have made the following adjustments in order to calculate 2019/2018 variations in organic terms:
•Restructuring costs: we have excluded the impact of restructuring costs associated with simplification processes implemented in Germany. Restructuring costs totaled 22 million euros and 84 million euros in 2019 and 2018, respectively.
•Spectrum acquisition: organic variations exclude the impact of spectrum acquisitions on CapEx, which in 2019 amounted to 1,425 million euros. During 2018, no spectrum acquisitions were made.
•IFRS 16 impact: organic variations exclude the impact of the adoption of IFRS 16 in 2019. The adoption of IFRS 16 had a positive impact of 478 million euros on OIBDA and a negative impact of 13 million euros on operating income.
The table below shows 2019/2018 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA GERMANY 2019	%Reported YoY	%Organic YoY	Restructuring costs	Spectrum acquisition	IFRS 16 impact
Revenues	1.1%	1.1%	—	—	—
Other income	3.6%	3.6%	—	—	—
Supplies	(3.5%)	(1.8%)	—	—	(1.7)
Personnel expenses	(2.9%)	0.0%	(2.2)	—	(0.7)
Other expenses	(11.6%)	5.9%	(0.8)	—	(16.6)
OIBDA	26.8%	(1.1%)	1.9	—	26.1
Depreciation and amortization	18.9%	(4.8%)	—	—	23.7
Operating income (OI)	(42.4%)	(52.1%)	(14.4)	—	5.6
CapEx	n.m.	8.1%	—	n.m.	—
OIBDA-CapEx	c.s.	(10.3%)	3.9	c.s.	55.1
n.m.: not meaningful                                 c.s.: change of sign
Results discussion
Total revenues were 7,399 million euros in 2019, with a year-on-year increase of 1.1%, due mainly to the strong consumer demand for handsets and the good performance of the O2 Free portfolio.
•Mobile service revenues totaled 5,301 million euros, growing 0.6% y-o-y, supported by the good traction of the retail and partners (second brands and associates) businesses, and a higher ARPU in the O2 Free portfolio. Data revenues increased by 4.3% and accounted for 57.5% of mobile service revenues in 2019, increasing 2.0 p.p. year-on-year.
•Fixed revenues totaled 741 million euros, down 3.4% year-on-year as a result of the continued trend of fixed business contraction and the planned dismantling of legacy infrastructure.
Mobile ARPU was 10.0 euros in 2019 (-0.2% y-o-y), while contract ARPU stood at 14.3 euros (-4.0% y-o-y), as a result of the higher share of second brands in the customer base. Data ARPU was 5.9 euros (+3.5% y-o-y).

TELEFÓNICA GERMANY	2018	2019	% Reported YoY
ARPU (EUR)	10.0	10.0	(0.2%)
Prepay	5.8	6.0	3.2%
Contract (1)	14.9	14.3	(4.0%)
Data ARPU (EUR)	5.7	5.9	3.5%
% non-SMS over data revenues	84.9%	90.3%	5.4 p.p.
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

TELEFÓNICA BRAZIL

The table below shows the evolution of accesses in Telefónica Brazil over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2018	2019	%Reported YoY
Fixed telephony accesses (1)	13,004.6	10,817.0	(16.8%)
Internet and data accesses (2)	7,564.7	7,009.2	(7.3%)
Broadband	7,485.2	6,938.9	(7.3%)
FTTx/Cable	4,991.1	5,022.8	0.6%
Mobile accesses	73,151.3	74,573.1	1.9%
Prepay	32,754.4	31,408.0	(4.1%)
Contract	40,396.9	43,165.1	6.9%
M2M	8,203.3	10,089.8	23.0%
Pay TV	1,566.6	1,319.7	(15.8%)
Retail Accesses	95,287.2	93,718.9	(1.6%)
Wholesale Accesses	14.8	13.4	(9.9%)
Total Accesses	95,302.0	93,732.3	(1.6%)
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
Telefónica Brazil had 93.7 million accesses as of December 31, 2019, down 1.6% as compared to December 31, 2018. This decrease was a result mainly of the fall in the prepay customer base (affected by the slow macroeconomic recovery and migration to postpay) and fixed voice accesses (as a result of the migration to mobile, which was accelerated by the existence of unlimited voice offers), and the decrease in low value fixed broadband customers due to the discontinuation of Direct-to-Home (DTH) technology.
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
In the fixed business, the company maintained its strategic focus on fiber deployment, reaching 21.1 million premises passed with FTTx at December 31, 2019. The company is implementing alternative deployment models to accelerate fiber expansion which are less CapEx-intensive and has reduced the “time to market” period by entering into an agreement with American Tower which shares with Telefónica Brazil its network infrastructure. As part of these measures, Telefónica Brazil launched a franchise model under the Terra brand. Telefónica Brazil reached 2.5 million FTTH connected homes by the end of 2019, up 30.8% year-on-year. Broadband service accesses, including

ADSL, decreased to 6.9 million as of December 31, 2019, down 7.3% year-on-year. Fixed traditional accesses decreased by 16.8% year-on-year due to the fixed-mobile migration referred to above.

Pay TV customers stood at 1.3 million as of December 31, 2019, decreasing 15.8% year-on-year due to a more selective commercial activity which targeted high value customers, whose activity resulted in the growth of IPTV accesses by 23.4% (representing 54.1% of total Pay TV accesses).

The table below shows the evolution of Telefónica Brazil’s results over the past two years:

Millions of euros
TELEFÓNICA BRAZIL	2018	2019	%Reported YoY	%Organic YoY (1)
Revenues	10,126	10,035	(0.9%)	1.9%
Mobile Business	6,372	6,498	2.0%	4.8%
Mobile service revenues	5,924	5,886	(0.6%)	2.1%
Fixed Business	3,754	3,537	(5.8%)	(3.2%)
Other income	312	427	37.0%	36.0%
Supplies	(2,039)	(1,686)	(17.3%)	4.4%
Personnel expenses	(1,080)	(1,028)	(4.9%)	3.1%
Other expenses	(3,008)	(3,486)	15.9%	1.1%
OIBDA	4,311	4,262	(1.1%)	3.7%
Depreciation and amortization	(1,990)	(2,516)	26.4%	8.0%
Operating income (OI)	2,321	1,746	(24.8%)	(1.0%)
CapEx	1,910	2,005	4.9%	7.9%
OIBDA-CapEx	2,401	2,257	(6.0%)	(0.6%)
(1) See adjustments made to calculate organic variations below.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Brazil, we have made the following adjustments in order to calculate 2019/2018 variations in organic terms:
•Foreign exchange rate effect: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year. In particular, we have used the average foreign exchange rate of 2018 for both years.
•IFRS 16 impact: organic variations exclude the impact of the adoption of IFRS 16 in 2019. The adoption of IFRS 16 had a positive impact of 431 million euros and 4 million euros on OIBDA and on operating income, respectively.
•Restructuring costs: we have excluded the impact of restructuring costs associated with the simplification processes implemented in Telefónica Brazil. In 2018, these restructuring costs totaled 46 million euros. There were no such restructuring costs during 2019.
•Contingencies: the impact of the provisions relating to certain contingencies recorded in 2018 has been excluded in Telefónica Brazil (215 million euros).
•Judicial decision related to the exclusion of ICMS from the tax basis of PIS/COFINS: organic variations exclude the positive impact in 2018 of the judicial decision of the Brazilian Supreme Court that the ICMS (an indirect tax) should not be included on the tax basis of the PIS/COFINS tax (which contributed 789 million euros on the OIBDA and on operating income).
•Gains or losses on the sale of companies: the gain from the sale of data center businesses, which totaled 15 million euros in 2019, has been excluded to calculate organic variations.

•Spectrum acquisition: we have excluded the impact of spectrum acquisitions (2 million euros in 2018) on CapEx. During 2019, no spectrum acquisitions were made.
•Changes in the consolidation perimeter: we have excluded in 2018 the impact of the adjustment related to the amortization of the data centers, which were sold in 2019.
The table below shows 2019/2018 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA BRAZIL 2019	%Reported YoY	%Organic YoY	Exchange rate effect	IFRS 16 impact	Restruc-turing costs	Contingen-cies	Gains/losses on sale of companies	Spectrum acquisition	Perimeter change	Judicial decision PIS/COFINS
Revenues	(0.9%)	1.9%	(2.7)	—	—	—	—	—	—	—
Other income	37.0%	36.0%	(3.8)	—	—	—	4.8	—	—	—
Supplies	(17.3%)	4.4%	(2.8)	(18.9)	—	—	—	—	—	—
Personnel expenses	(4.9%)	3.1%	(2.6)	—	(4.3)	(0.9)	—	—	—	—
Other expenses	15.9%	1.1%	(3.3)	(1.5)	—	(6.9)	—	—	0.0	26.2
OIBDA	(1.1%)	3.7%	(2.5)	10.0	1.1	5.0	0.3	—	(0.0)	(18.3)
Depreciation and amortization	26.4%	8.0%	(2.9)	21.4	—	—	—	—	(0.1)	—
Operating income (OI)	(24.8%)	(1.0%)	(2.1)	0.2	2.0	9.3	0.6	—	—	(34.0)
CapEx	4.9%	7.9%	(2.9)	—	—	—	—	(0.1)	—	—
OIBDA-CapEx	(6.0%)	(0.6%)	(2.1)	18.0	1.9	9.0	0.6	0.1	(0.1)	(32.9)

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
•Revenues from the mobile business totaled 6,498 million euros in 2019, up by 2.0% in reported terms due mainly to the positive evolution of handset revenues (+36.9% y-o-y), which more than offset the impact of the depreciation of the Brazilian real (-2.8 p.p.). In organic terms, revenues from the mobile business increased by 4.8% due to the positive evolution of handset revenues (+40.7% y-o-y in organic terms) due to increased demand for these services and accessories associated with higher value customers, especially smartphones. Mobile service revenues decreased by 0.6% y-o-y in reported terms, mainly as a result of the depreciation of the Brazilian real (-2.8 p.p.). In organic terms, mobile service revenues increased by 2.1% year-on-year as a result of the increased proportion of contract customers and higher data usage and other connectivity services, which more than offset the lower inbound revenues, as a result of the lower interconnection tariffs, and the lower prepay revenues due to the decrease in accesses.
•Fixed telephony revenues totaled 3,537 million euros in 2019, down by 5.8% in reported terms due in part to the depreciation of the Brazilian real (-2.6 p.p.). In organic terms, fixed telephony revenues decreased by 3.2%, mainly as a result of the decrease in voice traffic due to the continued fixed-mobile migration and the impact of the regulation which decreased retail fixed-mobile and fixed-fixed tariffs. This decrease was partially offset by the increase in broadband and new services revenues, which were up by 9.4% year-on-year in organic terms, supported by the increase in fiber revenues, with customers having a higher ARPU.

The mobile ARPU increased by 0.4% year-on-year in reported terms despite the depreciation of the Brazilian real. In organic terms, mobile ARPU increased by 2.2% year-on-year as a consequence of price adjustments and the higher data ARPU which more than offset the negative impact of the interconnection tariff reduction.

TELEFÓNICA BRAZIL	2018	2019	% Reported YoY	%Local Currency YoY
ARPU (EUR)	6.4	6.4	0.4%	2.2%
Prepay	2.8	2.9	0.4%	3.2%
Contract (1)	11.9	11.6	(2.5%)	(1.0%)
Data ARPU (EUR)	4.9	5.1	4.6%	6.1%
% non-SMS over data revenues	94.2%	95.3%	1.1 p.p.	1.1 p.p.
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
In organic terms, OI decreased by 1.0% year-on-year due to the increase in the depreciation and amortization expense and the higher personnel and supply costs, which more than offset the growth in postpay, fiber and IPTV revenues, and the impact of savings resulting from digitalization and other cost control measures undertaken by Telefónica Brazil. In particular:
•Supply costs totaled 1,686 million euros 2019, decreasing 17.3% in reported terms mainly due to IFRS 16 impact (-18.9 p.p.) and the depreciation of the Brazilian real (-2.8 p.p.). In organic terms, supply costs increased by 4.4% due to higher handset costs associated with higher handset revenues that offset the positive impact of the reduction in interconnection rates and lower consumption of TV content.
•Personnel expenses totaled 1,028 million euros in 2019, down by 4.9% in reported terms, mainly explained by restructuring costs (-4.3 p.p.), the depreciation of the Brazilian real (-2.6 p.p.) and contingencies (-0.9 p.p.). In organic terms, personnel expenses increased by 3.1% year-on-year, due to internalization of IT activities related to strategic investment and transformation projects.

TELEFÓNICA HISPAM
The table below shows the evolution of accesses in Telefónica Hispam over 2018 and 2019 as of December 31 of such years:

ACCESSES
Thousands of accesses	2018	2019	%Reported YoY
Fixed telephony accesses (1)	10,102.2	8,804.2	(12.8%)
Internet and data accesses (2)	5,997.5	5,713.2	(4.7%)
Broadband	5,855.0	5,564.7	(5.0%)
FTTx/Cable	2,794.5	3,249.6	16.3%
Mobile accesses	98,463.7	93,137.8	(5.4%)
Prepay	72,745.6	67,290.9	(7.5%)
Contract	25,718.1	25,846.9	0.5%
M2M	3,270.7	3,603.2	10.2%
Pay TV	3,184.5	3,015.2	(5.3%)
Retail Accesses	117,748.0	110,670.3	(6.0%)
Total Accesses	117,771.7	110,691.5	(6.0%)
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) Also referred to as fixed broadband accesses.

Total accesses amounted to 110.7 million at December 31, 2019 (-6.0% year-on-year).
Mobile accesses amounted to 93.1 million at December 31, 2019 and decreased by 5.4% year-on-year mainly due to the smaller prepay customer base.
•Prepay accesses decreased by 7.5% year-on-year, with a net loss of 5.5 million accesses in 2019, mainly as a result of the evolution in Telefónica Argentina (-1.9 million accesses), Telefónica Peru (-1.8 million accesses) and Telefónica Chile (-1.0 million accesses) due to the intense market competition, the continued prepay to contract migration trend and the Group's continued focus on attracting high-value customers, and, to a lesser extent, the decrease in Telefónica México (-0.3 million accesses) due to the disconnection of inactive customers.

•Contract accesses increased by 0.5% year-on-year, due to the increases in Colombia (+6.3%), Mexico (+4.0%) and Chile (+2.8%) mainly as a result of their focus on attracting high-value customers, partially offset by decreases in Venezuela (-8.3%) due to increasing country instability, Argentina (-2.3%) and Ecuador (-3.2%) affected by increasing market competition.

•The smartphone customer base increased by 4.2% year-on-year at December 31, 2019, reaching 48.9 million accesses (+2.0 million compared to December 2018). Smartphone penetration reached 55.0% (+5.3 p.p. year-on-year), with increases in all regions, mainly in Colombia (+10.0%), Mexico (+10.5%), Venezuela (+9.1%) and Ecuador (+5.1%). At the same time, 4G handset accesses increased by 19.1%, reaching 38.0 million accesses as of December 31, 2019.
Fixed accesses stood at 8.8 million at the end of 2019 (-12.8% year-on-year) with a net loss of 1.3 million customers, due to the continued erosion of the traditional fixed business.
Fixed broadband accesses amounted to 5.6 million at the end of 2019 (-5.0% year-on-year) mainly due to decreasing xDSL accesses as the Company's focus on high-value customers shifted its efforts towards FTTH and cable technology. The penetration of FBB accesses over fixed accesses stood at 63.2% (+5.2 p.p. y-o-y), focusing on UBB deployment in the region, reaching 11.5 million real estate units and 3.2 million connected accesses (+16.3%). The penetration of UBB accesses over fixed broadband accesses stood at 58.4% (+10.7 p.p.).
Pay TV accesses stood at 3.0 million as of December 31, 2019, decreasing 5.3% year-on-year as a result of net losses in Chile (-128 thousand accesses), Venezuela (-121 thousand accesses), Peru (-23 thousand accesses) and

Colombia (-20 thousand accesses), which offset the net adds in Argentina (+122.7 thousand accesses). This evolution was mainly due to lower DTH accesses as a result of the Group's focus on attracting high-value customers as IPTV accesses grew.
The table below shows the evolution of Telefónica Hispam results over 2018 and 2019:

Millions of euros
TELEFÓNICA HISPAM	2018	2019	%Reported YoY	%Organic YoY (1)
Revenues	9,939	9,650	(2.9%)	9.7%
Mobile Business	6,471	6,210	(4.0%)	8.5%
Mobile service revenues	5,103	4,795	(6.0%)	6.9%
Fixed Business	3,468	3,435	(1.0%)	13.4%
Other income	343	645	87.8%	104.1%
Supplies	(3,071)	(2,832)	(7.8%)	10.6%
Personnel expenses	(1,261)	(1,458)	15.7%	19.5%
Other expenses	(3,692)	(3,972)	7.6%	17.4%
OIBDA	2,258	2,033	(10.0%)	6.6%
Depreciation and amortization	(2,006)	(2,268)	13.0%	0.5%
Operating income (loss)	252	(235)	c.s.	18.1%
CapEx	1,681	1,485	(11.7%)	3.9%
OIBDA-CapEx	577	548	(5.1)%	10.0%
c.s.: change of sign.
(1) See adjustments made to calculate organic variations below.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Hispam, we have made the following adjustments in order to calculate 2019/2018 variations in organic terms:
•Foreign exchange rate effects and hyperinflation adjustment in Argentina: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year (using the average foreign exchange rates of 2018 for both years), except for Venezuela (in respect of which 2018 and 2019 results were converted at the closing synthetic exchange rate for each year). In 2019 and 2018, we have also excluded the impact of hyperinflation adjustments in Argentina.
•Restructuring costs: we have excluded the impact of restructuring costs in 2019 and 2018, on OIBDA and operating income, amounting to 235 million euros and 66 million euros, respectively.
•Changes in the consolidation perimeter: in 2018 we have excluded the results of the adjustment related to the amortization of the data centers sold in 2019.
•Gains or losses on the sale of companies: the gain on the sale of the data center businesses which totaled 49 million euros in 2019, has been excluded from calculations of organic variations.
•Spectrum acquisition: the impact of spectrum acquisitions on CapEx has been excluded in 2019 (51 million euros) and 2018 (158 million euros).
•IFRS 16 impact: organic variations exclude the impact of the adoption of IFRS 16 in 2019. The adoption of IFRS 16 in 2019 had a positive impact of 169 million euros on OIBDA and a negative impact of 176 million euros on operating income.
•Telefónica Mexico transformation: organic variations exclude the impact of the transformation of the operating model of Telefónica México (which means that the wireless access infrastructure will be turned off, and corresponding licensed spectrum will be released), following the AT&T agreement in 2019, which had a negative impact on OIBDA and operating income amounting to 239 million euros and 275 million euros, respectively.
•Goodwill impairment: impairment losses on goodwill in consolidation have been excluded to calculate organic variations. In 2019, the impairment loss on the goodwill assigned to Telefónica Argentina amounting to 206 million euros was excluded. In 2018, the impairment loss on the goodwill assigned to Telefónica Móviles México amounting to 350 million euros was excluded.
•Reported variation of Telefónica Venezolana: the reported variation of Telefónica Venezolana as a result of the translation to euros of its financial statements, following the publication by the Central Bank of Venezuela (BCV) at the end of May 2019 of the inflation rates for the period from January 2016 to December 2019 (61 million euros in revenues, 7 million euros in OIBDA and 65 million euros in operating income) has been excluded.
The table below shows 2019/2018 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA HISPAM 2019	% Reported YoY	% Organic YoY	Exchange rate effect and hyperinflation	Restruc-turing costs	Perimeter changes	Capital gains/losses on sale of companies	Spectrum acquisition	IFRS 16	Transformation T.Mexico	Impairment of goodwill	Reported variation of T. Venezolana
Revenues	(2.9%)	9.7%	(13.5)	—	—	—	—	0.0	—	—	0.6
Other income	87.8%	n.m.	(3.9)	—	—	17.4	—	(57.9)	26.4	—	0.0
Supplies	(7.8%)	10.6%	(10.0)	—	—	—	—	(8.9)	—	—	0.4
Personnel expenses	15.7%	19.5%	(29.5)	21.7	—	—	—	—	3.3	—	0.6
Other expenses	7.6%	17.4%	(10.9)	—	0.1	0.3	—	(2.6)	7.5	(3.9)	0.9
OIBDA	(10.0%)	6.6%	(12.3)	(12.1)	(0.1)	2.2	—	7.5	(10.0)	6.4	0.3
Depreciation and amortization	13.0%	0.5%	(2.7)	—	(0.1)	—	—	17.2	1.1	—	(2.9)
Operating income (OI)	c.s.	18.1%	(88.3)	n.m.	—	19.5	—	(69.9)	(98.9)	57.3	25.9
CapEx	(11.7%)	3.9%	(10.5)	—	—	—	(5.9)	—	—	—	1.1
OIBDA-CapEx	(5.1%)	10.0%	(17.3)	(47.5)	(0.4)	8.5	17.2	29.3	(39.3)	25.0	(1.8)
n.m.: not meaningful

Results discussion
Revenues amounted to 9,650 million euros in 2019, decreasing 2.9% year-on-year in reported terms. This decrease was mainly driven by the foreign exchange rate effects and hyperinflation in Argentina (-13.5 p.p.), and was partially offset by the reported variation of Telefónica Venezolana (+0.6 p.p.). In organic terms, revenues grew by 9.7% year-on-year as a result of the good performance of mobile revenues and broadband, new services and TV fixed revenues driven by the overall adjustment in tariffs in Argentina, despite the interconnection tariff reductions and the difficult social situation in countries like Chile.
•Mobile service revenues amounted to 4,795 million euros in 2019, decreasing 6.0% year-on-year in reported terms. This decrease was mainly driven by the foreign exchange rate effects and hyperinflation in Argentina (-14.4 p.p.), and was partially offset by the reported variation of Telefónica Venezolana (+1.2 p.p.). In organic terms, mobile service revenues grew by 6.9%. Mobile service revenues performance by country was as follows:
▪In Argentina, mobile service revenues amounted to 1,122 million euros in 2019, decreasing by 11.7% year-on-year in reported terms. This decrease was mainly driven by the foreign exchange rate effects and hyperinflation, which decreased growth by 48.0 percentage points. Excluding these impacts, these revenues grew by 36.3% due to the adjustments in tariffs and higher handset sales.
▪In Chile, mobile service revenues amounted to 792 million euros in 2019 and decreased by 12.4% year-on-year in reported terms, due in part to the foreign exchange rate effects, which decreased growth by 3.3 percentage points. Excluding this impact, these revenues decreased by 9.1%, impacted by intense competition in the market, the reduction of regulatory tariffs and the difficult social situation, partially offset by higher broadband and new services revenues.
▪In Peru, mobile service revenues amounted to 693 million euros in 2019, decreasing by 7.3% year-on-year in reported terms, despite the positive impact of changes in foreign exchange rates, which increased growth by 3.4 percentage points. Excluding this impact, these revenues decreased by 10.7%, affected by intense competition in the market that put downward pressure on prices, and the reduction of regulatory tariffs, which adversely affected wholesales revenues.
▪In Colombia, mobile service revenues amounted to 730 million euros in 2019, decreasing by 3.9% year-on-year in reported terms, mainly affected by changes in exchange rates, which decreased growth by 5.1 percentage points. Excluding this impact, these revenues increased by 1.2% due to the positive evolution of postpay customers in the B2C segment and national roaming and mobile IT services, which offset the ARPU erosion in prepay customers and in the B2B segment.
▪In Mexico, mobile service revenues amounted to 918 million euros in 2019, increasing by 3.3% year-on-year in reported terms. This increase was mainly attributable to changes in exchange rates, which increased growth by 5.2 percentage points. Excluding this impact, these revenues decreased by 1.9%, principally due to the decrease in wholesale revenues from national roaming services, partially offset by an increase in mobile contract revenues.
•Fixed business revenues amounted to 3,435 million euros in 2019, decreasing by 1.0% year-on-year in reported terms, impacted by the foreign exchange rate effects and hyperinflation in Argentina (-14.9 p.p.), partially offset by the reported variation of Telefónica Venezolana (+0.1 p.p.). In organic terms, these revenues grew by 13.4% year-on-year, driven by the overall growth in fixed broadband and new services and TV revenues in the segment, increases in accesses and voice revenues in Argentina due to tariff adjustments and a higher quality access base, which more than offset the decline in accesses and voice revenues in Colombia, Chile and Peru.
OIBDA amounted to 2,033 million euros in 2019, decreasing 10.0% year-on-year in reported terms (+6.6% in organic terms).
Depreciation and amortization reached 2,268 million euros in 2019, up 13.0% year-on-year in reported terms (+0.5% in organic terms).
Operating loss amounted to 235 million euros in 2019, compared to an operating income of 252 million euros in 2018. The year-on-year change was mainly due to the higher restructuring costs, the transformation of the operational model in Telefónica México after the agreement reached with AT&T, the foreign exchange rates effects and the hyperinflation adjustment in Argentina. In organic terms, operating income grew by 18.1% year-on-year, mainly due to higher revenues and lower depreciation and amortization in the period, which offset the higher handset, network and IT expenses (which were mitigated, in turn, by the implementation of certain cost control measures) and the spectrum fees payment in Mexico. The increase in expenses was mainly attributable to the following factors:
•higher supply costs due to higher handsets costs, driven mainly by customer loyalty initiatives, which were partially offset by the lower interconnection costs in Telefónica Perú, Telefónica Chile and Telefónica Uruguay;
•higher personnel expenses, driven mainly by inflation in Argentina and Uruguay, which were partially offset by the savings resulting from the restructuring plans mainly carried out during 2019 in Chile and Peru and the decrease in personnel expenses in Telefónica México; and
•higher network expenses, principally in Telefónica Colombia, due to the expansion of the fixed and mobile networks, and due to inflation in Argentina and Uruguay, which were partially offset by efficiencies in Chile and the reduction in expenses in Telefónica Ecuador. Network expenses in Peru remained stable.
Below is additional information by country:
•In Argentina, operating income amounted to 100 million euros in 2019, decreasing by 63.2% in reported terms, mainly as a result of the foreign exchange rate effects and hyperinflation (-63.8 p.p.), partially offset by the adoption of IFRS 16 (+1.1 p.p.). Year-on-year variation was negatively affected by the increase in the depreciation and amortization expense, partially offset by service and handset revenue growth.

•In Chile, operating income amounted to 244 million euros in 2019, decreasing 0.3% in reported terms, mainly as a result of the exchange rate evolution (-3.9 p.p.), partially offset by the adoption of IFRS 16 (+2.6 p.p.) and the decrease in depreciation and amortization expense.
•In Peru, operating loss amounted to 71 million euros in 2019 (operating loss of 21 million euros in 2018), due to the IFRS 16 impact, partially offset by the foreign exchange rates evolution. Operating loss was positively affected by the non-subsidy policy and the capture of efficiencies relating to digitalization and personnel and the reduction in depreciation and amortization expense during the period.
•In Colombia, operating income amounted to 172 million euros in 2019, increasing 0.6% in reported terms, due to the good performance of devices sales and gains resulting from the sale of towers, largely offset by the adoption of IFRS 16, which decreased growth by 47.1 percentage points and the foreign exchange rates evolution which decreased growth by 7.8 percentage points.
•In Mexico, operating loss amounted to 613 million euros in 2019 (operating loss amounted to 133 million euros in 2018), mainly impacted by the transformation of the operating model of Telefónica México, higher spectrum fees and higher depreciation and amortization.
TELXIUS GROUP
Telxius Group closed 2019 with 512 new towers built and the acquisition of 1,157 towers from Telefónica in Spain, Peru and Chile. Thus, the Tower business (the main activity of which is the establishment and operation of telecommunication infrastructures as well as the provision and management of infrastructure-related services) reached 18,348 towers as of December 31, 2019 (+10.0% y-o-y), with a tenancy ratio (defined as the total number of tenants as of year-end divided by the total number of towers as of such date) of 1.36x as of such date.
The following table shows certain key performance indicators of Telxius Group in 2018 and 2019 as of December 31, of such years:

TELXIUS GROUP
Units	2018	2019	%Reported YoY
Towers	16,679.0	18,348.0	10.0%
Tenants	22,639.0	24,911.0	10.0%
Non anchor tenants	5,960.0	6,563.0	10.1%
Tenancy ratio	1.36x	1.36x	(0.00x)
Notes:
- Non anchor tenants refers to tenants other than anchor tenants.

In 2019, there was a good commercial momentum in the Cable business (the main services of which are Internet Protocol (IP), providing the telecommunications operators' users with internet access, and capacity services (providing point-to-point data transmission to telecommunications operators, content providers, multinational companies and large entities)) as a result of the new sales and agreements reached in relation to the MAREA submarine cable with relevant North American, Asian and European carriers. Likewise, during the second quarter of 2019, Telxius Group announced its agreement with América Móvil to collaborate in boosting communication services in the Latin American Pacific region by prospecting and analyzing the deployment of a new submarine cable from Guatemala to Chile, with additional landing points in Ecuador, Peru and Chile. This, together with the BRUSA cable, deployed in 2018, connecting Brazil and Puerto Rico with the United States, make up the plan for the replacement of Telxius Group SAM-1 submarine cable, a subsea fiber-optic cable ring that is laid on the seabed surrounding Latin America, interconnecting the American coasts of the Caribbean, the Atlantic and the Pacific, with various landing points, with its northernmost landing point located in Boca Raton (Florida – USA) and the southernmost, in Valparaíso (Chile) and Las Toninas (Argentina).

The table below shows the evolution of Telxius Group's results over 2018 and 2019:

Millions of euros
TELXIUS GROUP	2018	2019	%Reported YoY	%Organic YoY (1)
Revenues	792	842	6.4%	4.9%
Other income	11	11	0.6%	(1.0)%
Supplies	(252)	(171)	(31.9%)	4.6%
Personnel expenses	(44)	(48)	10.3%	7.7%
Other expenses	(137)	(130)	(5.4%)	1.3%
OIBDA	370	504	36.1%	5.9%
Depreciation and amortization	(125)	(249)	99.6%	10.3%
Operating income (OI)	245	255	3.8%	3.7%
CapEx	181	284	56.5%	53.7%
OIBDA-CapEx	189	220	16.6%	(39.9)%
(1) See adjustments made to calculate organic variations below.
Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telxius Group, we have made the following adjustments in order to calculate 2019/2018 variations in organic terms:
•Foreign exchange rate effects and hyperinflation in Argentina: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year. In particular, we have used the average foreign exchange rates of 2018 for both years. In 2019 and 2018, we have also excluded the impact of hyperinflation adjustment in Argentina.
•IFRS 16 impact: organic variations exclude the impact of the adoption of IFRS 16 in 2019. The adoption of IFRS 16 in 2019 had a positive impact of 104 million euros on OIBDA and a negative impact of 2 million euros on operating income.
•Restructuring costs: we have excluded the impact of restructuring costs in 2019 amounting to 470 thousand euros.
The table below shows 2019/2018 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELXIUS GROUP 2019	%Reported YoY	%Organic YoY	Exchange rate effect and hyperinflation	IFRS 16	Restructuring costs
Revenues	6.4%	4.9%	1.5	—	—
Other income	0.6%	(1.0%)	1.5	0.1	—
Supplies	(31.9%)	4.6%	1.2	(37.7)	—
Personnel expenses	10.3%	7.7%	1.5	—	1.1
Other expenses	(5.3%)	1.3%	2.6	(6.9)	—
OIBDA	36.1%	5.9%	2.2	28.2	(0.1)
Depreciation and amortization	99.6%	10.3%	(0.2)	—	—
Operating income (OI)	3.8%	3.7%	1.2	(0.9)	(0.2)
CapEx	56.5%	53.7%	2.7	—	—
OIBDA-CapEx	16.6%	(39.9%)	1.7	55.2	(0.2)
Results discussion
Revenues totaled 842 million euros in 2019 and increased 6.4% in reported terms. In organic terms, revenues increased 4.9% y-o-y, driven both by the increase in revenues of the Tower business (355 million euros; +9.2%) and to a lesser extent, the Cable business (488 million euros; +1.9%). The Cable business experienced significant capacity sales both in 2019 and in 2018.
OIBDA totaled 504 million euros in 2019, growing 36.1% year-on-year in reported terms, +5.9% year-on-year in organic terms.
Depreciation and amortization amounted to 249 million euros in 2019, increasing 99.6% year-on-year in reported terms, impacted by the IFRS 16 adoption. In organic terms, depreciation and amortization grew 10.3% year-on-year.
The operating income reached 255 million euros in 2019, increasing 3.8% in reported terms. In organic terms, year-on-year variation was +3.7%, mainly due to the Tower business revenue growth.
Reported CapEx totaled 284 million euros in 2019 increasing by 56.5% in reported terms. In organic terms, the year-on-year evolution was +53.7%, mainly as a result of the acquisition of towers, land and real estate rights.

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
Mobile business
Telefónica offers a wide variety of mobile and related services and products to personal and business customers. Although they vary from country to country, Telefónica’s principal services and products are as follows:
•Mobile voice services: One of the main Telefónica’s services in all of its markets is mobile voice telephony.
•Value added services: Customers in most of the markets have access to a range of enhanced mobile calling features, including voice mail, call on hold, call waiting, call forwarding and three-way calling.
•Mobile data and Internet services: Current data services offered include Short Messaging Services, or SMS, and Multimedia Messaging Services, or MMS, which allow customers to send messages with images, photographs, sound recordings and video recordings. Customers may also receive selected information, such as news, sports scores and stock quotes. Telefónica also provides mobile broadband connectivity and Internet access. Through mobile Internet access, customers are able to send and receive e-mail, browse the Internet and access real-time available entertainment services (such as video and audio streaming), download games, purchase goods and services in m-commerce transactions and use Telefónica’s other data and software services.
•Wholesale services: Telefónica has signed network usage agreements with several MVNOs in different countries.
•Corporate services: Telefónica provides business solutions, including mobile infrastructure in offices, private networking and portals for corporate customers that provide flexible online billing.
•Roaming: Roaming agreements allow Telefónica customers to use their mobile handsets when they are outside their service territories, including on an international basis.

•Fixed wireless: Telefónica provides fixed voice telephony services through mobile networks in Brazil, Venezuela, Argentina, Peru, Mexico, Ecuador and El Salvador. Until January 24, 2019 and May 16, 2019, Telefónica also provided these services in Guatemala and Nicaragua, respectively.
•Trunking and paging: Telefónica provides digital mobile services for closed user groups of clients and paging services in Spain and most of the regions in which it operates in Latin America.
Fixed-line telephony business
The principal services Telefónica offers in its fixed businesses in Europe and Latin America are:
•Traditional fixed telecommunication services: Telefónica’s traditional fixed telecommunication services include PSTN lines; ISDN accesses; public telephone services; local, domestic and international long-distance and fixed-to-mobile communications services; corporate communications services; supplementary value added services (including call waiting, call forwarding, voice and text messaging, advanced voicemail services and conference-call facilities); video telephony; business oriented value-added services; intelligent network services; leasing and sale of handset equipment; and telephony information services.
•Internet and broadband multimedia services: the principal Internet and broadband multimedia services include Internet provider service; portal and network services; retail and wholesale broadband access through ADSL, narrowband switched access and other technologies. Telefónica also offers high-speed Internet services through fiber to the home (FTTH) in certain markets (primarily Spain, Brazil and Chile) and VDSL-based services (primarily Spain and Germany). Telefónica also offers VoIP services in some markets.
•Data and business-solutions services: the data and business-solutions services principally include leased lines; virtual private network, or VPN, services; fiber optics services; the provision of hosting and application, including web hosting, managed hosting, content delivery and application, and security services; outsourcing and consultancy services, including network management, or CGP; and desktop services and system integration and professional services.
•Wholesale services for telecommunication operators: the wholesale services for telecommunication operators principally include domestic interconnection services; international wholesale services; leased lines for other operators; and local loop leasing under the unbundled local loop regulation framework. It also includes bit stream services, wholesale line rental accesses and leased ducts for other operators' fiber deployment and other agreements to provide wholesale access to our fixed infrastructure.
Digital services
The main highlights in services developed by Telefónica Digital are:
•Video/TV services: Interactive TV services in High Definition (HD) or Ultra High Definition (UHD), using several technologies (IPTV, DTH, CATV and OTT) on various types of networks (Fiber, Satellite, Cable or Mobile Networks). These services can be provided through a variety of devices (TV with STBs, SmartTVs, PCs, Smartphones, Tablets, etc.), allowing also the Multiroom function (customers can watch different TV channels in different rooms or different devices simultaneously). The service allows the access to lineal TV content with advanced functions such as "Restart TV" (which allows a viewer to watch any content from the beginning), "Last 7 days" (recordings of content for the last seven days), "cPvR" (recordings using Cloud computing) and "Down to Play" (downloading the content on the device). Customers also have access to the content on demand catalogue (Video on Demand or VoD), in "Subscription Video on Demand" (SVoD) or "Pay per View" options, as well as access to content of third parties, such as Netflix, Amazon, YouTube and HBO, among others. In addition, Telefónica offers accessible content in Spain with subtitles, audio description and sign language functionalities through the Movistar+ 5s service, which aims to contribute toward the inclusion of disabled people across the country.
•IoT (Internet of Things): Telefónica’s Global IoT portfolio includes:
◦Smart Connectivity: connectivity services for machines, mainly handled through the Kite platform.
◦Smart Services: end-to-end solutions that include "device + connectivity + application". These business to business solutions are mainly aimed at (i) the mobility management of vehicles, assets and/or people, (ii) the support of the retail and industrial sectors and (iii) the efficient management of energy consumption in buildings.

◦Consumer IoT: products focused on the B2C segment, including end-to-end services around the person (e.g. connected cars, trackers).
•Financial services and other payment services: These services provide customers with access to a consumer credit service and payment cards.
•Security services: Telefónica Global Security portfolio includes:
◦Electronic Security: services designed to take care of the security and integrity of the physical assets of clients, mainly corporate clients (such as nodes and communication networks in shopping centers, companies and representative buildings) provided mostly by TIS (Telefónica Ingeniería de Seguridad).
◦Information Security: products and services provided mostly by Telefónica Tech that protect information, assets (such as communications links, networks, internet access, mail and servers) and fixed and mobile devices of end customer users, as well as their digital identity. These products and services are provided by combining internally built elements with others based on agreements with third parties.
•Cloud services: Telefónica offers a wide range of Cloud services that range from Infrastructure as a Service (IaaS) to communications and networking, and Applications and Platforms as a Service (SaaS and PaaS). The value proposition includes: (i) IaaS services: Virtual Data Center, based on VMware, which facilitates the migration of existing applications to the cloud and hyperscalers (such as Amazon Web Service, Azure and Google Cloud Platform) to develop new applications in the public cloud; (ii) Unified communications and contact center applications in the Cloud; (iii) Cloud networking; (iv) SaaS applications, productivity (Microsoft Office 365), domains, web presence and online marketing; and (v) Platforms as a service (SAP, Oracle).
•Advertising: A portfolio of marketing channels that third-party brands can use to acquire and engage with customers. Traditional channels such as SMS/MMS messaging may be used alongside with new channels like programmatic display and sponsored connectivity. All of which leverage on the Group's customer data in order to send messages to the correct target as well as to generate post-campaign brand analysis.
•Big Data: Includes products and services designed to enable companies and governments to make AI-powered data-driven decisions. The Group's Big Data offer comprises of three main categories: (i) "business insights", which provides information for decision-making based on analysis from advanced analytical products developed on top of data generated in the Group's network and systems; (ii) "consulting and analytics", which includes specialist professional services focused on data strategy, data science, data architecture and data engineering; and (iii) "tools and infrastructure", which provides advanced technology for data management, storage and exploitation.
•Digital Telco Experience: Includes "Novum app", the global solution that aims to provide an end to end digital experience to the Group's customers. Its main features include account management, e-Care, Explore (monetization), Cloud Phone and Aura interaction.
•Aura: Aura is a virtual assistant equipped with artificial intelligence, enabling interactivity with the Group's customers in real time through a simple voice interface. Aura can be used to answer questions, top-ups and data usage. It can solve problems and provides other services related to communications, connectivity in the home as well as domotics. Aura helps in the telecommunications area, and is expanding towards different areas out of telecommunications. Aura is at present available in Argentina, Brazil, Chile, Germany, Spain, the United Kingdom and Ecuador.
•Movistar Home ("MH"): Telefónica launched Movistar Home in Spain on October 18, 2018, a new device designed around the functionality of Aura and targeted at the Group's Movistar and Pay TV customers. Movistar Home is designed to strengthen Telefónica's position by enabling highly-converged services and experiences that differentiate the Group from its competitors. Movistar Home aims to provide the Group's customers with an enhanced TV experience on IPTV, increased landline functionality (which enables videoconferences), the Group's smart home package and games in addition to third-party services.
•Living Apps: is a new channel enabling other companies to offer new consumer experiences on the digital home platform.

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
As of December 31, 2020, Telefónica, S.A. held a 0.59% stake in the share capital of China Unicom and China Unicom held a 1.24% stake in our share capital.

Telefónica maintains its commitment to the strategic partnership with China Unicom, strengthened through cooperation in digital areas, such as the Big Data joint venture between both companies, Smart Steps Digital Technology Co. Ltd., which is a demographic Big Data service provider of urban planning in China. In April 2019, JD Digits made a strategic investment through a capital increase in the joint venture, with an investment of 100 million yuan (approximately 13.2 million euros) which granted JD Digits a 16.7% stake of the joint venture. After the implementation of a 10% Employee Shareholder Program, China Unicom, Telefónica and JD Digits hold a 41.25% 33.75%, and 15.00% stake respectively.
Creation of 50:50 JV with Liberty Global for the combination of both groups' businesses in the United Kingdom
On May 7, 2020, Telefónica agreed to enter into a 50:50 joint venture with Liberty Global plc ("Liberty Global") (the "Joint Venture"). The terms of the Joint Venture are agreed pursuant to a contribution agreement dated May 7, 2020 between Telefónica, Telefonica O2 Holdings Limited, Liberty Global, Liberty Global Europe 2 Limited and a newly formed entity intended to be the future principal Joint Venture company, recently renamed VMED O2 UK Limited (the "Contribution Agreement").
Immediately upon completion of the transaction contemplated by the Contribution Agreement, Telefónica and Liberty Global will each hold an equal number of shares in the Joint Venture vehicle. At completion, Telefónica will contribute its O2 mobile business in the United Kingdom to the Joint Venture. With effect no later than completion, Liberty Global will have contributed its Virgin Media business in the United Kingdom to the Joint Venture.
Prior to the completion of the Joint Venture, both Telefónica and Liberty Global will operate their businesses independently within the United Kingdom. Completion of the Joint Venture is currently expected in mid-2021 but, pursuant to the Contribution Agreement, this is conditional upon antitrust clearance (from the Competition and Markets Authority in the United Kingdom) and a financing condition relating to the recapitalization of the Joint Venture upon completion. If these conditions are not satisfied within twenty-four months following the date of the Contribution Agreement, both parties will have the right to terminate the agreement. This is subject to an option to extend the long stop date by six months if a prospective shareholder reasonably believes that the conditions will be satisfied in this time frame.
For additional information, see "Item 10. Additional Information-Material Contracts-Creation of 50:50 JV with Liberty Global for the combination of both groups' businesses in the United Kingdom".
Investment Agreement with Allianz and Telefónica Germany
On October 29, 2020, Telefónica Infra Germany GmbH (a subsidiary indirectly wholly-owned by Telefónica through Telefónica Infra, S.L.U.) (“TEF Infra Germany”) entered into an investment agreement (and related contracts, including a partners’ agreement which sets forth the principles of corporate governance of the joint venture) with several entities belonging to the Allianz Group ("Allianz") and Telefónica Germany 1. Beteiligungsgesellschaft mbH (a subsidiary wholly-owned by Telefónica Germany GmbH & Co. OHG) (“TEF Germany”) for the creation of a joint venture to deploy Fiber-to-the-Home (FTTH) in Germany, pursuant to which TEF Infra Germany and TEF Germany conditionally agreed to invest up to 500 million euros equity in total (400 million euros by TEF Infra Germany and 100 million euros by TEF Germany) and Allianz conditionally agreed to invest up to 1,000 million euros through different sources of funding over a six year period.
The closing of the transaction and the acquisition of the joint control took place on December 18, 2020. The registration of Allianz and TEF Germany as limited partners of the joint venture in the German commercial registry occurred on January 21, 2021. After the closing of the transaction, the Allianz Group and the Telefónica Group each holds 50% in the joint venture under a co-control governance model. Telefónica Group’s ownership is held through TEF Infra Germany holding 40% and TEF Germany holding a 10% stake.
Regulation
Please see Appendix VI to our Consolidated Financial Statements.
Licenses and Concessions
Please see Appendix VI to our Consolidated Financial Statements.
Seasonality

Our business is not significantly affected by seasonal trends.
Patents
Our business is not materially dependent upon the ownership of patents, commercial or financial contracts or new manufacturing processes.
Security Strategy and Framework
The digital ecosystem has facilitated the access of companies and users to a large amount of information, multiplying the ease and speed at which this information can be transmitted between different networks, companies and countries. This volume of data implies an important advancement opportunity for society, but also a significant responsibility for companies that, like Telefónica, manage considerable amounts of personal, anonymous or aggregate information. In addition to threats to the integrity and privacy of data, Telefónica may face network interruptions which could affect the quality of, or cause interruption to, the provision of its services. See “Item 3. Key Information—Risk Factors—Risks related to the business activities—The Telefónica Group's strategy which is focused on driving new digital businesses and providing data-based services, increases its exposure to risks and uncertainties arising from data privacy regulation”, “—Operating Risks—Information technology is key to the Group's business and is subject to cybersecurity risks" and “—Operating Risks—Unanticipated network interruptions can lead to quality loss or the interruption of the service”.
In order to address these risks, the Group has adopted various lines of action which are led by its Security and Intelligence area. The head of Security and Intelligence is the Global Director of Security and Intelligence, who is responsible for establishing the global security strategy, leading on matters relating to the regulatory security framework and management and administration of global security initiatives. For purposes of government and coordination, we have a Global Security Committee presided by the Global Director of Security and Intelligence, in which the heads of our business areas (including Compliance, Auditing, Legal, Technology and Operations and Human Resources) and the Security Directors of each country participate, in addition to local Security Subcommittees, that collaborate in the definition of global strategic initiatives and guidelines and implement them in each country. We also have a Security Advisory Council that shares the best practices of the industry in digital security and which counts what we consider to be leading third parties among its members. Finally, we have a Digital Security Committee, in which several members of the Executive Committee of the Company participate, that establishes our risk posture in respect of the main threats we face and monitors the key strategic and operational aspects of digital security.
We have two main line of actions:
1.Operational security, business continuity and value chain security: Some of the initiatives adopted are the following:
•Business continuity: Our business continuity groups maintain and update standardized continuity plans, and we continue using tools to improve disaster recovery in order to provide a global vision of the risks we face and the management thereof.
•Crisis management: Because of the COVID-19 pandemic, the crisis management protocol has been activated. This scenario has allowed the implementation of the global crisis management plan in all the Business Units of the Telefónica Group, strengthening the common management model, the standardization of the architecture that supports this function, the digitization of the crisis alert processes and the training and awareness of critical employees. Beyond the exceptional situation experienced by COVID-19, the Business Continuity offices have continued reviewing crisis management procedures and identifying the most relevant processes, to ensure that they are robust enough to guarantee the resilience of the Company.
•Security in the supply chain: The integral security of products and services is necessarily supported by the strengthening of security controls in the complete cycle of the supply chain, specifically in the security of Telefónica Group suppliers. For this purpose, during 2020 we have implemented homogenized security controls at all different stages of the procurement process of products, equipment and services, working in an integrated manner among the areas of security, financial control, procurement, technology and operations to ensure that suppliers and partners comply with the security controls required by Telefónica’s own regulations, any other regulatory requirements and best practices in the industry.
2.Digital security: Our initiatives in digital security are aimed at maintaining the confidentiality, integrity and availability of the services and data of the Group. We both proactively analyze vulnerabilities and manage security incidents. Some of the initiatives adopted are the following:
•Network security: The role of Telefónica as a telecommunications operator makes it essential to strengthen the security controls of fixed and mobile communications networks and infrastructures, as well as the associated service platforms (e.g. video, IoT). In this sense, the aforementioned security processes are applied in a holistic manner to manage the risks associated with attacks and the exploitation of vulnerabilities in networks and protocols within the Group, with our main technological partners and with international organizations (e.g. GSMA), to limit any potential impacts. Examples of our network security initiatives include initiatives on 5G, 4G/LTE, SS7, BGP and other critical enabling technologies.
•Cybersecurity, vulnerability management and gaps: We are proactive with regards to cybersecurity, vulnerability management and gaps. We have a network of Incident Response Centers (CSIRT) at a global level, that works in a coordinated way to identify and analyze the risks of potential cyberthreats, monitor serious vulnerabilities in our most critical technological assets, establish relationships with other national and international CSIRTs / Computer Emergency Response Teams (CERTs) from both the public and private sectors, detect potential security incidents that may affect the technological assets of the Group and respond to and manage any security incidents that may affect the Group. We have public mailboxes, both globally and locally, available to any user and designed for the reporting of any vulnerability or threat that could affect Telefónica’s technological infrastructure. We also operate a vulnerability detection (bug-bounty) program with select leading companies within the industry.
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
During 2020, all the security incidents that occurred, none of which were considered to be material by the Group, were managed pursuant to our existing protocols for responding to incidents, and with the appropriate communication to regulatory bodies in cases where personal data was involved.
Lessons learned from incidents constitute a fundamental part of a feedback process designed to facilitate security improvement projects, with regards to processes, capabilities and technological platforms.
Throughout 2020, due to the situation caused by the evolution of COVID-19, security measures related to remote access and teleworking have been reviewed and strengthened.
Awareness in the security area is still of great relevance for the Telefónica Group. During 2020 we have continued with the deployment of a global digital security course, phishing simulation campaigns and security awareness surveys, and specific training programs continued to be imparted to special focus groups and managers.
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
Our subsidiaries were party to the following roaming agreements with Iranian telecommunication companies in 2020:
(1)Telefónica Móviles España S.A. (“TME”), our Spanish directly wholly-owned subsidiary, has respective roaming agreements with (i) Mobile Telecommunication Company of Iran (“MTCI”), (ii) Taliya (“Taliya”), and (iii) Telecommunication Kish Co (“TKC”). During 2020 TME recorded the following revenues related to these roaming agreements: (i) 29,483.36 euros from MTCI, (ii) no revenues from Taliya and (iii) no revenues from TKC.
(2)Telefónica Germany GmbH & Co. OHG (“TG”), our German 69.22% indirectly-owned subsidiary, has respective roaming agreements with (i) MTCI and (ii) MTN Irancell (“Irancell”). During 2020 TG recorded the following revenues related to these roaming agreements: (i) 314 euros from MTCI and (ii) 3,052.01 euros from Irancell.
(3)Telefónica UK Ltd (“TUK”), our English directly wholly-owned subsidiary, has a roaming agreement with Taliya. During 2020 TUK recorded no revenues from Taliya.
(4)Telefônica Brasil S.A. (“Telefonica Brasil”), our Brazilian 73.68% indirectly-owned subsidiary, has a roaming agreement with Irancell. During 2020, Telefónica Brasil recorded 12.24 U.S. dollars in roaming revenues and 126.55 U.S. dollars (before taxes and 163.77 U.S. dollars after taxes) of expenses payable to Irancell under this agreement.
(5)Pegaso PCS S.A. de C.V. (“PCS”), our Mexican directly wholly-owned subsidiary, has a roaming agreement with Irancell. During 2020 PCS recorded 15.35 euros in roaming revenues under this agreement.
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
See Note 8 of the Consolidated Financial Statements for information on the year-on-year decrease in “Property, plant and equipment” from 32,228 million euros as of December 31, 2019 to 23,769 million euros as of December 31, 2020.
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
Following market trends, competitive environments, evolution of technologies and new multimedia and broadband services demanded by our customers, we have upgraded our networks in recent years through the following:
•progressive introduction of broadband access technologies over copper: ADSL, ADSL2+, VDSL2, etc., increasing the bandwidth capacity provided to our broadband clients several times in the last fifteen years;
•introduction of fiber access technologies (xPON) across different deployment scenarios: fiber to the home (FTTH), fiber to the building (FTTB), fiber to the curb (FTTC), fiber to the node (FTTN), etc., increasing the access speed up to 1 Gbps;
•service support based on powerful Internet Protocol/ Multiprotocol Label Switching (IP/MPLS) backbones, providing full connectivity to the rest of the network layers, such as access and control, to support services for business and customer market segments (fixed and mobile);
•migration of the legacy time division multiplexing (TDM) switching networks (PSTN and ISDN) to new generation network (NGN) over all-IP packet networks;
•migration from legacy transport technologies, such as asynchronous transfer mode (ATM), frame relay (FR), low-rate leased lines, plesiochronous digital hierarchy (PDH) and synchronous digital hierarchy (SDH), to the new generation of optical transport ones, such as dense wavelength division multiplexing (DWDM), coarse wavelength division multiplexing (CWDM) and new generation-synchronous digital hierarchy (NG-SDH);
•introduction of IMS (Internet Multimedia Subsystem) to simplify the control of the network and ease the deployment of new services over the all-IP converged network;
•empowerment of the intelligence of the network to better manage its use, to avoid saturations and frauds and to identify new business opportunities;
•convergence of fixed and mobile networks, services and support systems from both technological and operational points of view; and
•deployment of new services such as Pay TV, to customers connected through broadband accesses in Spain, Chile, Argentina and Brazil.
Mobile Networks
We operate mobile networks in Spain, the United Kingdom, Germany, Brazil, Argentina, Venezuela, Chile, Peru, Colombia, Mexico, El Salvador, Costa Rica, Ecuador and Uruguay. Telefónica also provided these services in

Guatemala (until January 24, 2019) Nicaragua (until May 16, 2019) and Panama (until August 29, 2019). In addition, the completion of the sale of our operations in Costa Rica is currently pending. For additional information, see "-History and Development of the Company-Overview”. In addition, Telefónica entered in 2019 into an agreement with AT&T to access AT&T’s last mile wireless capacity in Mexico. Through this agreement, Telefónica gains access to capacity on AT&T’s 3G and 4G access network and any future access network technologies nationwide, while maintaining its transport network and all of its platforms in such country. The migration of the traffic to the AT&T access network is being implemented gradually, while maintaining all mobile services to Telefónica‘s residential customers, business owners and wholesalers. For additional information on the Wholesale Agreement, see “Item 10. Additional Information-Material Contracts-Wholesale Access Services Agreement with AT&T Mexico”.
We use a number of mobile technologies in the countries in which we operate, namely: GSM, UMTS, LTE and 5G. 5G is currently solely being used in Spain, the United Kingdom, Germany and Brazil, countries where it is in a preliminary phase of implementation. We continue the work of upgrading our mobile networks in line with market trends, the demand of new services from customers and the evolution of technologies. The main steps we are currently taking include:
•evolution of broadband in mobile access using the latest LTE standards (LTE-A, MIMO and carrier aggregation) to improve network capacity and user experience;
•deployment of new services such as mobile television (OTT) and distribution services for next generation music, video and games;
•deployment of 5G networks following different approaches in order to give our customers the best experience for this new access technology. Together with the main vendors and sharing experience with other operators, we are exploring the opportunities that the new 5G standards can offer by providing higher capacity at a lower relative cost by user/traffic unit; and
•convergence of fixed and mobile networks, services and support systems from both technological and operational points of view.
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
    On November 27, 2019, the Board of Directors of Telefónica approved an action plan to be implemented around five strategic decisions: (i) focus investment and growth in the most important markets of the Company: Spain, Brazil, the UK and Germany; (ii) the creation of Telefónica Tech; (iii) the creation of Telefónica Infra; (iv) an operational spin-off of Hispanoamérica in a single unit; and (v) the redefinition of the Company’s corporate center. The structure of Telefónica's Executive Committee was modified to reflect these changes.
Such changes resulted in a change to the financial information presented to Telefónica's management and a change to the reporting segments. In 2020 the Telefónica Group reported financial information, both internally and externally, according to the following segments: Telefónica Spain, Telefónica United Kingdom, Telefónica Germany, Telefónica Brazil, Telefónica Hispam (formed by the Group's operators in Colombia, Mexico, Venezuela, Ecuador Argentina, Chile, Peru and Uruguay) and Telxius Group.
Furthermore, Telefónica Global Technology, S.A.U., which was previously reported in "Other companies", is now reported in the Telefónica Spain segment.
Due to the implementation of the changes referred to above, the comparative results of the segments of the Group for 2019 and 2018, and the comparative segment information on assets and liabilities as of December 31, 2019 were restated. These changes in the segments have had no impact on the consolidated results of the Group.
The segments referred to above include the information related to the fixed, wireless, cable, data, Internet and television businesses and other digital services provided in each country. Inter-segment transactions are carried out on an arm's length basis.
The "Eliminations" of the Group at OIBDA level in 2020 and 2019 mainly reflect the leases of the Telxius Group to other Group companies, due to the asymmetry in accounting between lessor and lessee under IFRS 16. This impact is mostly offset at the operating income level.
Information relating to other Group companies not specifically included in the segments referred to above is reported under "Other companies" (see Appendix I to the Consolidated Financial Statements), which includes Telefónica, S.A. and other holding companies, our Central America operations, as well as companies whose main purpose is to provide cross-sectional services to Group companies, and other operations not included in the segments.
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
Foreign Exchange Effects and Hyperinflation in Argentina and Venezuela
Foreign exchange rates had a negative impact on our reported 2020 and 2019 results, mainly due to the depreciation of various Latin American currencies (in particular the Brazilian real) against the euro. Our reported results have also been impacted by hyperinflation adjustments in Argentina and Venezuela.
See also “-Exchange Rate Fluctuations”.
COVID-19
The COVID-19 crisis caused the greatest GDP fall of the last decades and, inevitably, it impacted the financial and operating performance of the Group. Consolidated revenues and operating income decreased 11.0% and 8.8% year-on-year, respectively, partly due to foreign exchange effects and the effect of the pandemic.
Revenues were affected by the reduction in the commercial activity, which was reflected in lower service revenues and lower handset sales. Telefónica experienced the most significant effects during the second quarter of 2020 as lockdowns imposed across the Group's markets put unprecedented pressure on commercial activity.
The decrease in revenues was partially mitigated by the measures taken to reduce costs and by lower churn rates, offset in part by measures taken in certain countries in response to the pandemic, such as the offer of minimum connectivity services at a free or reduced price. Furthermore, CapEx was reduced 33.3% year-on-year, consequently the impact on the operating cash flow was lower than the impact on operating income. For more information see Note 2 to the Consolidated Financial Statements.
Depreciation and amortization of assets held for sale
In 2020 the Group entered into the following transactions which have not yet closed: (i) on May 7, 2020 Telefónica reached an agreement with Liberty Global plc to launch a 50:50 joint venture through the combination of their respective operating businesses in the United Kingdom (O2 Holdings Ltd. and Virgin Media UK, respectively); and (ii) on July 30, 2020, Telefónica reached an agreement with Liberty Latin America Ltd. for the sale of the entire share capital of Telefónica de Costa Rica TC, S.A.
The consolidated assets and liabilities subject to these transactions were reclassified under ‘‘Non-current assets and disposal groups held for sale’’ and ‘‘Liabilities associated with non-current assets and disposal groups held for sale’’, respectively, in the consolidated statement of financial position at December 31, 2020. Additionally, the non-current assets ceased to be amortized and depreciated for accounting purposes once they were reclassified as assets held for sale. The impact of the assets classified as held for sale ceasing to be amortized in Telefónica United Kingdom totaled 771 million euros on depreciation and amortization and operating income.
Changes in the consolidation perimeter

The main changes in our consolidation perimeter in 2020 are related to the acquisition of 50% of the shares in Prosegur Alarmas España, S.L.by Telefónica de Contenidos, S.A.U. on February 28, 2020.
The main changes in our consolidation perimeter in 2019 related to the sale (and, therefore, exclusion from our consolidation perimeter) of Antares, Telefónica Móviles Guatemala, Telefonía Celular de Nicaragua, Telefónica Móviles Panamá and ten data center businesses at different times in 2019. For information on the related impact of such sales, see Note 2 to the Consolidated Financial Statements.
No significant changes took place in the scope of consolidation of the Group in 2018.

IFRS 16
On January 1, 2019, IFRS 16 became effective. Its implementation has had a material impact on the consolidated results of the Group. For additional information on such impact, see Note 2 to the Consolidated Financial Statements. The adoption of IFRS 16 had no impact on revenue growth, while it increased OIBDA growth by 9.7 percentage points in 2019.

II Collective Agreement of Related Companies
On September 27, 2019, Telefónica Spain signed the II Collective Agreement of Related Companies, which was wholly backed by the largest trade unions. The main features of the agreement are as follows:
•the evolution of the former Collective Agreement of Related Companies with a view to providing a framework which provides employment stability, greater flexibility and continued progress on work-life balance and diversity, including, among other proposals, an "Individual Suspension Plan" (the "Plan") which was entirely voluntary for 2019 (with the same conditions as the previous one).
•a training, reskilling and upskilling plan which seeks to improve staff capabilities and take advantage of their potential, focusing on new business needs (digitalization, robotization and processes automation), and generating new efficiencies.
The present value of the payment flows of the Plan, together with the update of the estimates of the previous plan and the provision for the training plan resulted in expenses amounting to 1,732 million euros before taxes, reflected in "Personnel expenses" of the consolidated income statement for 2019. The update of the provision of the plan included in the previous collective agreement, together with the updated termination plans, entailed an expense of 297 million euros in the 2018 consolidated income statement.
Spectrum acquisition
Spectrum acquisitions have a significant impact on our CapEx.
In 2020, these acquisitions totaled 126 million euros, with 94 million euros corresponding to Telefónica United Kingdom and 32 million euros corresponding to Telefónica Brazil.
In 2019, these acquisitions totaled 1,501 million euros, with 1,425 million euros corresponding to Telefónica Germany, 51 million euros corresponding to Telefónica Hispam, 7 million euros corresponding to Telefónica Spain and 18 million euros corresponding to Telefónica El Salvador.
In 2018, these acquisitions totaled 868 million euros, with 588 million euros corresponding to Telefónica United Kingdom, 135 million euros corresponding to Telefónica México, 122 million euros corresponding to Telefónica Spain, 21 million euros corresponding to Telefónica Argentina and 2 million euros corresponding to Telefónica Brazil.
Wholesale Agreement with AT&T Mexico
On November 21, 2019, Telefónica México and AT&T Mexico entered into a Wholesale Access Services Agreement, under which AT&T Mexico will provide wholesale wireless access to Telefónica México on 3G, 4G and any other future technology available on Mexico. The Wholesale Agreement establishes a gradual migration of Telefónica México’s traffic to AT&T Mexico's access network over the first three years of the agreement. As such migration is carried out, Telefónica México’s wireless access infrastructure will be turned off and, consequently, Telefónica México will no longer use the licensed spectrum which it has used in the past to operate its network.
The main impacts of the transformation of the operating model of Telefónica México in the consolidated financial statements for the year ended December 31, 2019 were as follows:
•we recorded a provision amounting to 167 million euros due to the early cancellation of contracts (such as contracts relating to energy supply and access to fiber optic networks, among others), and additional restructuring expenses amounting to 44 million euros;
•we recorded a net loss amounting to 27 million euros, due to the partial return of spectrum licenses (-123 million euros corresponding to fully paid licenses and +95 million euros corresponding to licenses with deferred payments (associated debt) that were released);

•there was an accelerated depreciation of property, plant and equipment and amortization of rights of use, due to the reduction of the useful lives of certain assets, with an impact of 36 million euros in the 2019 consolidated income statement; and
•we reduced payables for spectrum acquisition amounting to 508 million euros due to the cancelation of the debt associated with the licenses that were returned.
Additionally, Telefónica México reversed deferred tax assets with a counterparty in Corporate income tax, amounting to 454 million euros, due to the new estimations about the time horizon in which the Group expects to recover the assets.
In 2020, the aforementioned reduction in the useful lives of certain assets increased the depreciation of property, plant and equipment by 204 million euros, and the amortization of rights of use by 110 million euros and the amortization of intangible assets by 6 million euros.
For additional information on the Wholesale Agreement, see “Item 10. Additional Information-Material Contracts-Wholesale Access Services Agreement with AT&T Mexico”.
Significant Changes in Accounting Policies
Please see Notes 2 and 3(o) to our Consolidated Financial Statements.
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
We consider an accounting estimate to be critical if:
•it requires us to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time we were making our estimate; and
•changes in the estimate or different estimates that we could have selected may have had a material impact on our financial condition, results of operations or cash flows.
The various policies that are important to the portrayal of our financial condition, results of operations and cash flows include:
•accounting for long-lived assets, including goodwill;
•deferred taxes;
•provisions;
•revenue recognition;
•leases; and
•exchange rate and inflation rate used to remeasure Venezuelan bolivar denominated items; presentation of equity effects of hyperinflation.
As described in Note 2 to the Consolidated Financial Statements, COVID-19 has changed the macroeconomic landscape and increased the level of uncertainty about the future economic outlook. This represents a significant challenge for management when making estimates. While the specific areas of significant judgement have not changed, the impact of COVID‑19 has resulted in the application of further judgement within those areas. In addition to this, the associated impacts of COVID-19 are highly dependent on variables that are difficult to predict. Given the evolving nature of the pandemic and the limited recent experience on its economic and social consequences, changes to estimates may need to be made, having a material impact on our operating results and financial condition.

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
Non-scheduled write-downs of goodwill are made when an impairment in the carrying amount of goodwill occurs. We review, on a regular basis, the performance of our cash-generating units. We compare the carrying amount of the cash-generating unit to which the goodwill has been allocated with its recoverable amount. The determination of the recoverable amount of the cash-generating unit involves extensive use of estimates and significant management judgment is involved. Methods commonly used by us for valuations include discounted cash flow methods. As of December 31, 2020 goodwill related to Telefónica’s operations in Peru had the highest risk of impairment in the event of changes in the assumptions used. For more information, see Note 7 to the Consolidated Financial Statements.
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
Exchange rate and inflation rates used to translate the financial statements of our Venezuelan subsidiaries; presentation of equity effects of hyperinflation
We review, on a regular basis, the economic conditions in Venezuela and the specific circumstances of our Venezuelan operations. In light of the worsening of the economic and political crisis in Venezuela and in the absence of official rates that are representative of conditions in such country at December 31, 2020, the Group maintains its policy to estimate an exchange rate that considers the progression of inflation in Venezuela and attempts to reflect the economic and financial position of the Group’s Venezuelan operations within its consolidated financial statements in a more accurate way.
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
For a discussion of the contribution of Telefónica Venezuela to certain items of the consolidated income statement, cash flows statement and statement of financial position of the Telefónica Group for 2020, please see Note 2 to our Consolidated Financial Statements.
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
In recent months, the evolution of the global economy has been the result of a balance between two opposing forces: the brutal shock of the COVID-19 pandemic and the massive response in the form of economic policies, both monetary and fiscal. According to the January 2021 estimates of the International Monetary Fund (IMF), global activity was expected to decrease by 3.5% in 2020, a much worse contraction than during the 2008-2009 financial crisis (-0.9%). Growth in the euro zone fell by 6.8% (from 2.0% on average in 2017-2019) with a very heterogeneous impact among countries (Spain’s GDP fall has doubled that of Germany).
Against this backdrop, Latin American countries have also been severely affected by the pandemic. The region’s GDP is estimated to have dropped by 8.1% in 2020, after a six-year period of weak growth (2014-2019: 0.3% and 2019: 0.1%). Limited fiscal headroom with scarce coverage and access to social protection measures, high labor informality and low productivity are central to understand the extent of the effects of the COVID-19 pandemic. Nonetheless, the IMF expects a rebound in GDP growth in 2021 (3.6%) before continuing to grow at rates close to 2% in the following years. A recovery in commodity prices, especially oil and copper, would provide some relief to the external accounts balances and contribute to activity growth in the region as well as higher dynamism in global GDP growth rates. The outlook, however, is subject to a high degree of uncertainty, as it depends on the evolution of the pandemic, including the risk that the recent increase in infections will intensify and spread to more countries and regions, and the speed at which vaccines can be distributed.

Operating environment by country
Spain
Spain has been one of the countries most affected by the COVID-19. GDP fell by 11.0% in 2020, the largest drop among the major advanced economies (2019: 2.0% and 2018: 2.4%). This reflects the scale of the infectious spread and the structural features that make the economy more vulnerable to this type of disturbance, such as a high prevalence of SMEs and higher dependence on tourism and other services sectors which are affected by social relations. The components of GDP most affected were private consumption (-12.4%) and fixed capital investment (-12.4%) and, to a lesser extent, external demand, which is expected to have detracted about -1.9 p.p. of economic growth.
Temporary workforce reduction programs (ERTE) have prevented a sharp increase in unemployment following the COVID-19 outbreak. In May 2020, they affected 3.4 million workers and represented the bulk of the extraordinary spending in place to address the pandemic. While the number of workers subject to an ERTE scheme has decreased (0.74 million in January 2021), unemployment has increased to 16.1% in 2020 from 13.8% in 2019. Additionally, the inflation rate has fallen to -0.5% year-on-year from 1.0% in 2017-2019, due to weak domestic demand, while public deficit is expected to have reached 12.1% of GDP (Funcas Consensus).
For the eighth year in a row, the current account is estimated to have shown a surplus in 2020, representing 0.6% of GDP (Funcas Consensus), below its 2014-2019 average of 2.3% of GDP.
United Kingdom
In 2020, the British economy, measured in terms of GDP, has contracted by 9.9% compared with an average growth rate of 1.3% in 2018-2019 and 2.3% in 2014-2016. Household consumption was the main source of economic contraction and decreased by 10.7% in 2020, worsening the performance with respect to the 2018-2019 average (+1.5%). Additionally, fixed capital investment contracted by 8.7%, deepening the weakness shown in 2018-2019 (-0.1%). Political and economic uncertainty surrounding the Brexit process may have weighed on consumption and investment decisions of households and firms, respectively.
Inflation (CPI) slightly decelerated in December 2020 to 0.6% from 1.3% in 2019 On the back of the prevailing weak economic environment and Brexit, the pound sterling depreciated to levels around 0.90 £ per euro as of December 31, 2020. The unemployment rate is estimated to have increased by 2.9 percentage points to 6.8% by the end of 2020 (HM Treasury consensus forecast).
Germany
In 2020, the German economy shrunk by 5.3%, markedly decelerating from its average growth pace of 1.6% between 2017 and 2019. Growth was negatively affected by both household consumption (-6.0%) and investment (-3.5%), while government spending increased (3.4%).
German exports contracted (9.9%) in 2020, remaining far from the 2017-2019 average (2.7%), due to global trade tensions and uncertainties related to the COVID-19 pandemic, resulting in a negative contribution to GDP of external demand of 1.1 percentage points in 2020.
Inflation remained subdued reaching -0.7% in December 2020, the weakest figure since the Euro introduction and after posting 1.5% in 2019. The International Labor Office (ILO) unemployment rate reached 4.4% in 2020, an increase of 1.3 p.p. in relation to 2019, but clearly below the peak of 7.6% in 2009.
Brazil
Brazilian GDP is estimated to have decreased approximately 4.3% in 2020 according to Consensus Economic Forecasts (“CFe” - Focus Research, from Brazilian Central Bank), clearly below the 1.3% average growth rate during 2017-2019.
Inflation, as measured by the Extended National Consumer Price Index (IPCA), was 4.5% at the end of 2020 (slightly above the target of 4.25% but within the central bank’s tolerance range of 2.75%-5.75%), compared to 4.3% in 2019 and 3.7% in 2018. Due to the weak economic performance, the basic interest rate (known as the Special Clearance and Escrow System rate (Selic rate)), decreased from 4.5% at the end of 2019 to 2.0% at the end of 2020.
The current account deficit reached 12.5 billion U.S. dollars in 2020, compared to 50.7 billion U.S. dollars in 2019, 41.5 billion U.S. dollars in 2018 and 15.0 billion U.S. dollars in 2017. In 2020, this deficit was financed by capital inflows, such as foreign direct investments, which reached 34.2 billion U.S. dollars, half the 2019 amount, while portfolio investments resulted in an outflow of 13.9 billion U.S. dollars. Cash international reserves at the end of 2020 were 356 billion U.S. dollars (in line with the 357 billion U.S. dollars as of December 31, 2019).

The 5Y Credit Default Swap reached 143 basis points by the end of 2020, up from 99 basis points at the end of 2019 and 150 basis points at the end of 2018. The Brazilian real depreciated against the U.S. dollar in 2020 by 28.9%. The exchange rate on December 31, 2020 was 5.20 Brazilian reals per U.S. dollar, compared to 4.03 Brazilian reals per U.S. dollar on December 31, 2019 and 3.87 Brazilian reals per U.S. dollar on December 31, 2018. Lower domestic interest rates also contributed to diminish the attractiveness of the Brazilian real.
Mexico
Mexico has been significantly hit by COVID-19. GDP is expected to have declined by 8.5% in 2020 (CFe), after having grown by 1.5% on average during the period 2017-2019. Private consumption fell by -8.5% (CFe) and caused domestic demand contraction while unemployment increased by 1.1 p.p. to 4.4% in 2020.
Inflation increased to 3.2% from 2.8% in 2019 (slightly above the Central’s Bank target of 3.0%) on account of supply disruptions and exchange rate passthrough (transmission of exchange rate pressure to domestic prices). In fact, on December 31, 2020, the exchange rate was 19.9 Mexican pesos per U.S. dollar (18.9 and 19.7 Mexican pesos per U.S. dollar in 2019 and 2018, respectively), representing a depreciation of 5.5% during the year.
The authorities responded to the pandemic by increasing health spending and supporting households and companies, but in a very conservative manner in order to contain fiscal risks. Monetary policy resulted in a cut in the benchmark interest rate (275 basis points from March to September) to 4.25% and the launch of new facilities to support the market.
Finally, the current account is estimated to have improved from a 6.9 billion U.S. dollars deficit (-0.5% of GDP) to a 10.2 billion U.S. dollars (1.0% of GDP) surplus in 2020 (Cfe).
Venezuela
In 2020, the economic crisis in Venezuela is estimated to have worsened because of the COVID-19 pandemic. Although the government has not released official economic figures since September 2019, GDP growth is expected to have declined by around 25% in 2020 (Source: International Monetary Fund).
During 2019, official figures of Venezuela’s economic performance (up to September 2019) confirmed the market’s expectations regarding the deep real sector deterioration that has occurred during recent years. GDP accumulated, since the first quarter of 2014 to the first quarter of 2019, a contraction of -57.6% after registering 21 consecutive quarters of uninterrupted decreases. Neither the “Recovery Growth”, nor the “Economic Prosperity Plans” announced by the Government had a positive impact on economic activity and GDP, which maintained their negative trend.
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
In the second half of 2019 and all of 2020, the commercial activity increasingly moved towards an unofficial and disorganized dollarization process. Local experts estimate that in 2019, less than 35% of the population received income denominated in foreign currencies. In light of the increased use of dollars in routine transactions, the government has announced initiatives intended to make sure that transactions in U.S. dollars are conducted within the formal financial system.
The dollar price reference is the hedging mechanism that most commercial owners have adopted to deal with inflation and successive devaluation of the bolivar. From 2019 to 2020, the government implemented more aggressive exchange rate policies, moving the official exchange rate in proportions similar to market references. However, at the end of 2020, prices in U.S. dollars also increased due to high uncertainty and agent speculations.
The hyperinflationary or high inflation process continues, although to a lesser extent. According to the information published by the Central Bank (BCV), Venezuela closed 2020 with a cumulative year-on-year inflation of 2,960% compared to 9,585% in 2019. In 2018 the estimate was 2,106,600% year-on-year and the official figure was 130,060%. The lower supply of bolivars and the greater use of foreign currency would explain the lower inflation, but it has also led Venezuelans to have fewer resources to spend.
Oil activity continues to be affected by the lack of investment in refineries, with the resulting reduction in the number of operating drills and the effect of EU economic sanctions on the petroleum industry. According to OPEC,

Venezuela’s crude oil production reached 431 thousand barrels per day (“kbd”) in December 2020, almost 304 kbd less than in December 2019 and 741 kbd less than in December 2018.
Chile
The COVID-19 pandemic severely affected the Chilean economy as annual GDP in 2020 contracted at an estimated rate of 6.0% (Source: Preliminary estimation of the Central Bank of Chile), which contrasts with positive growth figures both in 2019 (+1.0%) and 2018 (+4.0%). As in most countries, the spread of COVID-19 forced authorities to impose severe restrictions on population mobility and business closures, which in turn led to a general loss of momentum among different economic activities, particularly in the service sector. As a result, economic activity measured by the IMACEC (monthly activity indicator) declined by 16.2 percentage points from peak to trough. Net job losses amounted to 1.0 million between December 2019 and December 2020 but peaked at around 2 million in this period. The general government established a labor protection program to mitigate job losses that resulted in about 800,000 jobs being saved and its corresponding labor income. Thus, in 2020 the unemployment rate averaged 10.6%, increasing by 3.4 p.p. and 3.3 p.p. compared to the 2019 (7.2%) and 2018 (7.3%) averages.
Policymakers provided fiscal support through two packages that include direct subsidies to vulnerable population, temporary tax exemptions, anticipated tax returns and credit lines for SMEs. Furthermore, monetary authorities increased the size of monetary stimulus by reducing the monetary policy rate to a technical minimum of 0.50% and channeling up to 60 billion U.S. dollars (25% of GDP) through quantitative instruments. In addition, Congress approved a constitutional reform to allow people to withdraw up to 10% of their savings in pension funds, around 16 billion U.S. dollars (8% of GDP). A second 10% withdrawal bill was passed in December 2020.
The fiscal deficit rose to the equivalent of 7.4% of GDP (Source: Treasury Budget Office), the highest since the financial crisis of 2009 and almost three times the 2019 deficit (2.8%). To finance this imbalance, the government combined an increase in public debt from 28% of GDP in 2019 to 33% of GDP in 2020 (Source: Treasury Minister) with a reduction in sovereign funds of some 3 billion U.S. dollars (1.3% of GDP) and budget reallocations. External accounts improved, as the current account reached a surplus of 0.1% of GDP (estimates of the CFe), increasing by 3.8 and 3.7 percentage points compared to the deficits of 2019 and 2018 and trade balance computed a surplus of 16.8 billion U.S. dollars that quadrupled compared to 2019, the annual value of exports increased by 2.6% to 71.7 billion U.S. dollars while imports fell by 16.4% to 54.9 billion U.S. dollars.
The nominal exchange rate closed the year 2020 at 711 Chilean pesos per U.S. dollar, reflecting an annual appreciation of the Chilean peso of 4.6%. During the second quarter of the year, it reached new historic highs of around 880, as world markets collapsed due to the spread of the coronavirus. In the second half of the year, the exchange rate appreciated against the U.S. dollar due to the weakening of the U.S. dollar and local sales in U.S. dollars related to pension fund withdrawals and the financing of the public deficit.
Argentina
The Argentinean economy has been severely affected by the COVID-19 pandemic. The country has experienced a significant deterioration in its social indicators (poverty rate is expected to have reached 40%) and has some of the worst economic and health indicators in the world. As a result, GDP is expected to have fallen by 10.0% (CFe) in 2020, registering its third consecutive decline after the 2018 (-2.6%) and 2019 (-2.1%) contractions.
Consequently, the unemployment rate worsened to 11.8% (+2 p.p. vs. 2019) and real wages decreased by 5.8% during the year, which has led to a sharp contraction in private consumption of around -11.2%, which represents nearly 70% of GDP.
The economy is also affected by high nominal instability. Despite having achieved a successful debt restructuring with private creditors with favorable conditions, this did not imply an improvement in the risk indicators, and the instability of the exchange market and the loss of international reserves was accentuated during 2020. The Argentine peso depreciated by 40.5% relative to the U.S. dollar, closing at 84.15 Argentine pesos per U.S. dollar (59.9 Argentine pesos per U.S. dollar at the end of 2019) while national CPI remained high at 36.1% (from 53.8% in 2019), in spite of the severity of the recession and price control measures.
The estimated (CFe) current account surplus in 2020 was $3.1 billion (0.9% of GDP). This implies an improvement with respect to the 2018 and 2019 deficits (-5.2% and -0.9% of GDP, respectively).
In 2020, the central government’s primary fiscal deficit was6.5% of GDP, compared to 0.4% of GDP in 2019. Interest payments reached 2.0% of GDP in 2020, which together with the primary deficit, represented a total deficit of 8.5% of GDP. This implies a substantial reversion of the fiscal consolidation initiated in 2018 and 2019 (5.0% and 3.8% of GDP respectively).
Colombia
Due to the disruptions associated with the COVID-19 pandemic, Colombian GDP declined by 6.8% in 2020, compared to the positive growth rates of 3.3% and 2.5% recorded in 2019 and 2018, leading to the country’s first recession since 1999. This contraction was attributable to a pronounced slowdown in domestic demand as a result of the COVID-19 containment measures. Household consumption and investment fell 5.8% and 21.2%, respectively. Productive activity in commerce, transport and construction sectors was particularly affected. Therefore, the unemployment rate increased to levels not seen in the last two decades, reaching a rate of 16.1% on average for the year, above previous years rates (10.5% in 2019 and 9.7% in 2018).
Inflation rate decelerated to 1.6% year-on-year at the end of 2020, well below the 3.8% and 3.2% registered in 2019 and 2018, respectively. This is mainly explained by the weakness of domestic and external demand. Prices remained contained by the fall in domestic activity but also by the fall in imports, which did not allow the depreciation of the exchange rate to be transferred to domestic prices. The Colombian peso recorded a sharp depreciation against the U.S. dollar in 2020. The average exchange rate in 2020 was 3,697 Colombian pesos per U.S. dollar, higher than the exchange rate of 3,281 in 2019. This depreciation was in line with the performance of other emerging market exchange rates, amid uncertainty caused by the pandemic and investors' search for safe assets. The fall in oil prices also explained the depreciation trend, first due to the oil price war between Russia and Saudi Arabia, and later due to the fall in demand caused by closures around the world.
In order to mitigate the impact of COVID-19, the Central Bank of Colombia decided to cut its key interest rate by 250 basis points (from 4.25% to 1.75%) between March 2020 and October 2020.
It is estimated that the current account deficit reached 9.2 billion U.S. dollars (Source: Central Bank of Colombia) in 2020 (3.4% of GDP), which is significantly lower than in 2019 (4.3%) and 2018 (3.9%). The main factors that would explain the correction of the current account deficit are the greater drop in imports than in exports due to the significant decrease in domestic demand, and the reduction in profits of oil and coal exporting companies with foreign participation.
Peru
After periods in which economic growth remained high despite the existence of certain instability (2018: 4.0% and 2019: 2.2%), Peru currently faces two converging crises: first, an economic crisis, which is related to the COVID-19 pandemic, and second, a political crisis. On one hand, the country suffered both a supply and demand shock due to the application of severe health-related measures aimed at containing the spread of the virus. On the other, the political crisis limits the effective governance of the country when the country needs it most. As a result, GDP decreased by 11.1% in 2020, the largest annual economic contraction in the last 100 years.
In this context, unemployment rate rose to 13.8% from 6.1% in 2019, while consumer prices, measured by the CPI, remained broadly stable at 2.0% in 2020 (2019: 1.9% and 2018: 2.2%).
Since March 2020, the Peruvian Central Bank has reduced its key interest rate by 200 basis points, from 2.25% in 2019 to 0.25% in 2020. Moreover, the monetary authority has taken other measures aimed at reducing the cost of financing, providing liquidity to the financial system and reducing the volatility of long-term interest rates and the exchange rate. Given the magnitude of the shock associated with the pandemic, other monetary policy instruments have also been adopted.
The government's budget deficit increased to 8.6% of GDP in 2020 (Source: Central Reserve Bank of Peru), from 2.2% of GDP in 2019. This increase was due to the adverse impact of the economic contraction generated by the decreed quarantine and the increase in expenditures needed to strengthen health services and provide support to families and businesses amid the crisis.
The Peruvian nuevo sol depreciated 9.8% against the U.S. dollar in 2020, reaching 3.62 Peruvian nuevos soles per U.S. dollar at year-end, compared to an appreciation of 1.8% in 2019 and a depreciation of 4.0% in 2018.
The trade surplus reached 7.8 billion U.S. dollars in 2020, higher than the 5.4 billion U.S. dollars surplus in the same period of 2019. This occurred in a context in which the reopening of economic activities, especially mining, allowed higher exports and the weakness of domestic demand slowed down the recovery of imports.

Country risk, measured by the JP Morgan Emerging Markets Bond Index (EMBIG Peru), increased 25 basis points from a level of 107 at the end of 2019 to 132 by the end of 2020. As of the date of this Annual Report, long-term sovereign debt rating is investment grade by Fitch, Standard and Poor's and Moody.

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
We estimate that in 2020 variations in currencies decreased year-on-year growth in our consolidated revenues by approximately 6.5 percentage points. Currency fluctuations can also have a significant impact on our statement of financial position, particularly equity attributable to equity holders of the parent, and on our statement of cash flows, when translating the financial statements of subsidiaries located outside the Eurozone into euro. In 2020 equity attributable to equity holders of the parent decreased by 5,801 million euros and cash and cash equivalents decreased by approximately 402 million euros due to the translation of the financial statements of our foreign subsidiaries, principally due to the depreciation of the Brazilian real relative to the euro.
We estimate that in 2019 variations in currencies and hyperinflation in Argentina decreased year-on-year growth in our consolidated revenues by approximately 3.1 percentage points. In 2019, equity attributable to equity holders of the parent decreased by 95 million euros and cash and cash equivalents increased by approximately 7 million euros due to the translation of the financial statements of our foreign subsidiaries, principally due to the depreciation of the Brazilian real and Argentine peso relative to the euro.
We estimate that in 2018 variations in currencies and hyperinflation in Argentina decreased year-on-year growth in our consolidated revenues by approximately 8.8 percentage points. In 2018, equity attributable to equity holders of the parent decreased by 2,843 million euros and cash and cash equivalents decreased by approximately 244 million euros due to the translation of the financial statements of our foreign subsidiaries, principally due to the depreciation of the Brazilian real and Argentine peso relative to the euro.
Venezuela is considered as a hyperinflationary economy since 2009. The inflation rates used to prepare the financial information included herein are based on the National Consumer Price Index of Venezuela (Indice Nacional de Precios al Consumidor de Venezuela) published by the Central Bank of Venezuela, or where a definitive index is not available, the best estimation. On an annual basis, these rates are 2,959.8%, 9,585.5% and 2,106,600.6% for 2020, 2019 and 2018, respectively. The exchange rates used to convert items denominated in Venezuelan bolivar, once adjusted for inflation, in the Consolidated Financial Statements are the closing rates as of December 31, 2020, 2019 and 2018, which were 2,094,405 bolivar soberano per U.S. dollar (synthetic exchange rate), 68,448 bolivar soberano per U.S. dollar (synthetic exchange rate) and 7,608 bolivar soberano per U.S. dollar (synthetic exchange rate), respectively. The bolivar fuerte was devalued in August 2018 and a new currency, the bolivar soberano, was adopted. On November 30, 2018, it was announced that the remaining denominations of the bolivar fuerte would be withdrawn from circulation and cease to be of legal tender on December 5, 2018.
Argentina is considered as a hyperinflationary economy since July 2018. The inflation rates used to prepare the financial information included herein are based on the National Consumer Price Index of Argentina (Indice de Precios al Consumidor con Cobertura Nacional de Argentina) published by the Central Bank of Argentina, or where a definitive index is not available, the best estimation. On an annual basis, this rate was 36.1% for 2020, 53.3% for 2019 and 48.1% for 2018. The exchange rate used to convert items denominated in Argentine peso, once adjusted for inflation, in the Consolidated Financial Statements are the closing rates as of December 31, 2020, 2019 and 2018, which were 84.1, 59.9 and 37.8 Argentine pesos per U.S. dollar, respectively.

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

	2018 (1)	2019 (1)	2020 (1)	% change 2018 to 2019	% change 2019 to 2020
	Average	Average	Average	Average	Average
Pound Sterling	0.88	0.88	0.89	(0.86%)	1.34%
U.S. Dollar	1.18	1.12	1.14	(5.14%)	1.85%
Brazilian Real	4.29	4.41	5.81	2.77%	31.72%
Argentine Peso (2)	43.30	67.26	103.23	55.32%	53.48%
Peruvian Nuevo Sol	3.88	3.73	3.98	(3.69%)	6.50%
Chilean Peso	756.46	785.32	901.81	3.82%	14.83%
Mexican Peso	22.69	21.55	24.36	(5.03%)	13.05%
Venezuelan Bolivar Soberano (2)	8,710.80	76,863.86	1,749,652.92	n.m.	n.m.
Colombian Peso	3,485.23	3,670.09	4,197.73	5.30%	14.38%
n.m.:not meaningful
Source: Central treasury bank of the respective countries, except with respect to the Venezuelan bolivar soberano
(1)    These exchange rates are used to convert the income statements of our subsidiaries from local currency to euro.
(2)    As Venezuela and Argentina are considered to be hyperinflationary economies, the income statement from operations in each such country is accounted for pursuant to the closing exchange rate of the relevant local currency to euro.
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

	2018	2019	2020
(millions of euros)
Net cash from operating activities	13,423	15,022	13,196
Net cash used in investing activities	(8,685)	(5,641)	(7,790)
Net cash used in financing activities	(3,880)	(9,021)	(5,438)
For additional details regarding our cash flows for the years ended December 31, 2018, 2019 and 2020, please see the Consolidated Statements of Cash Flows and Note 28 to our Consolidated Financial Statements.
Anticipated Uses of Funds
Our principal liquidity and capital resource requirements consist of the following:
•costs and expenses relating to the operation of our business;
•debt service requirements relating to our existing and future debt;
•capital expenditures (including spectrum acquisitions) for existing and new operations;
•acquisitions of new licenses or other operators or companies engaged in complementary or related businesses; and
•dividends, other shareholder remuneration, and pre-retirement payments.
In 2021, we expect to continue transforming our networks, evolving them towards all-IP hyper-connected networks, by investing in FTTx in key markets, and by expanding our mobile networks with LTE in most of our operations. We also expect to continue investing in TV and digital services to take advantage of the opportunities in the digital markets. We may also use funds to acquire new licenses engaged in complementary or related businesses in the digital world.
We also have liquidity requirements related to the costs and expenses relating to the operation of our business, financial investments, our payment of dividends, shareholder remuneration and pre-retirement payment commitments.
    We also have liquidity constraints related to debt service requirements in connection with our existing and future debt. At December 31, 2020, we had gross financial debt of 50,420 million euros compared with 52,364 million euros at December 31, 2019. For the amortization schedule of our consolidated gross financial debt at December 31, 2020 and a further description of financing activity in 2020, see “-Anticipated Sources of Liquidity” below. Our net financial debt decreased by 2,516 million euros to 35,228 million euros at December 31, 2020, compared with 37,744 million euros at December 31, 2019. The main factors contributing to the decrease in net financial debt in 2020 include the following: (i) our 2020 free cash flow generation of 4,794 million euros; and (ii) other net factors for a total of 449 million euros; this is mainly due to the lower value in euros of the net debt in foreign currency (which decreased net financial debt by 953 million euros), net of other factors that led to an increase of 504 million euros in net financial debt (these factors include our partial use of the tax credits from the favorable court decisions in Brazil); which more than offset the impact of (i) our remuneration to shareholders of 1,022 million euros (mainly dividend payments and coupon payments on capital instruments, net of the contributions by non-controlling shareholders to the capital increases carried out by Telxius in connection with the Telxius and Telefónica Deutschland deal); (ii) the net amortization for capital instruments of 723 million euros, (iii) labor-related commitments of 963 million euros; and (iv) net financial investments of 18 million euros.
For a reconciliation of net financial debt to gross financial debt, see “—Presentation of Financial Information—Non-GAAP Financial Information—Net financial debt and net financial debt plus commitments”.
For a discussion of our liquidity risk management policy, see Note 19 to our Consolidated Financial Statements.

Anticipated Sources of Liquidity
Cash flows from operations are our primary source of cash funding for existing operations, capital expenditures, investments, licenses, interest obligations and principal payments. We also rely on external financing, including a variety of short, medium and long-term financial instruments, principally bonds and debentures, undated deeply subordinated securities and borrowings from financial institutions. Cash and cash equivalents are mainly held in euros and euro-denominated instruments.
In recent years, we raised funds by issuing equity instruments, principally undated deeply subordinated securities, mandatory convertible notes and debt securities. We have also raised funds through a series of asset divestitures. In 2019, we sold a portfolio of 10 data center businesses and disposed of some Central American assets (Telefónica Móviles Panamá, Telefónía Celular de Nicaragua and Telefónica Móviles Guatemala). In 2020, when Telxius acquired all of the shares of the subsidiary Telefónica Germany Gmbh & Co, which owned approximately 6,000 sites, we raised funds through the contributions made by the non-controlling shareholders in Telxius, net of the corresponding tax impacts derived from the transaction.

As of the date of this Annual Report, the completion of the following divestitures and transactions is pending:
•agreement between Telefónica and Liberty Global plc to combine their respective operating businesses in the United Kingdom in a 50:50 joint venture, pursuant to which Telefónica expects to receive approximately 5.7 billion pounds sterling of proceeds in total after an equalization payment of 2.5 billion pounds sterling;
•sale of the entire share capital of Telefónica de Costa Rica TC, S.A to Liberty Latin America Ltd. The enterprise value of Telefónica Costa Rica is 500 million U.S. dollars; and
•sale of European and Latin American tower divisions of Telxius to American Tower Corporation for an amount of 7.7 billion euros, payable in cash.

Financing
The following table shows the amortization schedule of our consolidated gross financial debt at December 31, 2020 as stated in euro, excluding estimated future interest payments. We may have exchange rate financial derivatives as instruments assigned to the underlying debt instruments. The table below includes the fair value of derivatives classified as financial liabilities (i.e., those with a negative mark-to-market) and excludes the fair value of derivatives classified as current financial assets (1,210 million euros), and those classified as non-current (3,666 million euros) (i.e., those with a positive mark-to-market). For description of the liquidity risk we face, see Note 19 to our Consolidated Financial Statements, and for a description of our financial liabilities, see Note 18 to our Consolidated Financial Statements.

Millions of euros
	Current	Non-current
Maturity	2021	2022	2023	2024	2025	Subsequent years	Non-current total	Total
Debentures and bonds	4,832	3,683	2,301	1,138	3,075	23,720	33,917	38,749
Promissory notes & commercial paper	1,551	—	140	263	319	—	722	2,273
Total Issues	6,383	3,683	2,441	1,401	3,394	23,720	34,639	41,022
Loans and other payables	1,045	216	755	436	967	1,116	3,490	4,535
Derivative instruments	695	344	136	155	74	3,459	4,168	4,863
Total	8,123	4,243	3,332	1,992	4,435	28,295	42,297	50,420
Notes:
- Estimated future interest payments as of December 31, 2020 on our interest-bearing debt (not included above) are as follows: 1,245 million euros in 2021, 1,134 million euros in 2022, 1,017 million euros in 2023, 926 million euros in 2024, 874 million euros in 2025 and 8,365 million euros in subsequent years. With respect to floating rate debt, we estimate future interest payments as the forward rates derived from yield curves quoted for the different currencies on December 31, 2020.

During 2020, we obtained financing (excluding the refinancing of euro commercial paper and short-term banking loans) totaling approximately 16,909 million euros of which 10,623 million euros was at the Group level and

6,287 million euros were obtained by the entity that is intended to be the vehicle of the Group’s JV in the United Kingdom with Liberty Global plc. As of the date of this Annual Report such entity is entirely owned by Liberty Global plc, but the Group will obtain a 50% interest thereof upon closing of the transaction and the transfer of Telefonica UK’s assets to such entity. Our financing activity in 2020 was focused on maintaining a solid liquidity position, as well as refinancing and extending the debt maturities (in an environment of low interest rates).
For a description of our financing, see Note 18 to our Consolidated Financial Statements.
Our borrowing requirements are not significantly affected by seasonal trends.
Availability of funds
At December 31, 2020, we had funds available (including cash and cash equivalents, undrawn lines of credit and current financial assets) totaling 21,447 million euros. This amount included: undrawn lines of credit for an amount of 13,354 million euros (12,466 million euros expiring in more than 12 months); cash and cash equivalents and certain current financial assets.
We believe that, in addition to internal generation of funds, our working capital, our medium-term note program, our euro commercial paper program, our corporate domestic promissory note program and available lines of credit will allow us to meet our future capital requirements, including (according to our liquidity policy) gross debt maturities in the next 12 months.
For a description of our liquidity and undrawn lines of credit available at December 31, 2020, see Note 18 to our Consolidated Financial Statements, and for a discussion of our liquidity risk management and our capital management, see Note 19 to our Consolidated Financial Statements.
Telefónica, S.A. is the parent company of the Telefónica Group and receives funding from its subsidiaries in the form of dividends and loans. Consequently, restrictions on the ability of the Group’s subsidiaries to transfer funds to Telefónica, S.A. in the form of cash dividends, loans or advances, capital repatriation and other forms would negatively affect our liquidity and thus our business.
Certain Latin American economies, such as currently Venezuela or Argentina, have experienced shortages in foreign currency reserves and their respective governments have adopted restrictions on the ability to transfer funds out of the country and/or convert local currencies into U.S. dollars. This may limit our ability to repatriate funds out of certain subsidiaries from such countries. Regarding net repatriation of funds to Spain, in 2020 we received 966 million euros from our Latin American subsidiaries, of which 746 million euros related to dividends.
Credit Ratings
Our ability to use external sources of financing will depend largely on our credit ratings. We believe that we are well-positioned to raise capital in financial markets. However, negative conditions in the financial markets or a downgrade of any of the ratings of our debt or the Kingdom of Spain’s debt by any of Fitch, Moody’s and/or Standard & Poor’s may increase the cost of our future borrowings or may make it more difficult to access the public debt markets. In connection with the credit rating agencies’ review of our debt ratings, the rating agencies may give considerable weight to general macroeconomic and political conditions (including sovereign credit rating prospects), the performance of our businesses in countries where we operate, our financial and shareholder remuneration policy, our M&A and divestiture policy, our ability to integrate acquired companies and our ability to refinance debt.
At December 31, 2020, Telefónica, S.A.’s long-term issuer default rating is "BBB stable outlook" from Fitch, “BBB- stable outlook" from Standard & Poor's and “Baa3 stable outlook" from Moody's. During 2020, Standard and Poor’s revised the outlook to “negative“ from “stable” on April 1, 2020, and later, on November 20, 2020 downgraded the rating to “BBB - stable” from “BBB negative”. The last changes in the credit ratings prior to that took place in 2016 when Moody's downgraded the rating to “Baa3 stable” from “Baa2 negative” on November 7, 2016 and Fitch downgraded the rating to “BBB stable” from “BBB+ stable” on September 5, 2016.
In 2020, measures taken to protect the credit rating included an active portfolio management through the agreement reached for the sale of the entire share capital of Telefónica de Costa Rica TC, S.A. and the agreement to sell approximately 10,100 sites of Telefónica Germany Gmbh & Co to Telxius (which led to the non-controlling shareholders making equity contributions in Telxius). Apart from that, Telefónica decided to distribute dividends for fiscal year 2020 through two voluntary scrip dividends. Additionally, there was an intensive financing activity, as the Group took advantage of the historical low refinancing rates to extend average debt life, while seeking to maintain an appropriate level of liquidity.

Telefónica also reached strategic deals in 2020 to reinforce its business profile, first with Liberty Global plc, with which it has agreed to combine their respective operating businesses in the United Kingdom in a 50:50 joint venture, and second, with Allianz, with which it has agreed to create a joint venture to deploy fiber in rural areas in Germany. In January 2021, Telxius signed an agreement with American Tower Corporation for the sale of its telecommunications towers divisions in Europe (Spain and Germany) and in Latin America (Brazil, Peru, Chile and Argentina).
Intra-group Loans
We lend funds to our operating subsidiaries, directly or through holding companies that head our different lines of business. At December 31, 2020, companies in the Telefónica Group owed Telefónica, S.A. a total of 10,140 million euros (3,608 million euros at December 31, 2019), including amounts due under intra-group loans and dividends distributed and uncollected at December 31, 2020. Funds provided by Telefónica, S.A. to its subsidiaries are derived from retained cash flows, loans, bonds, issuances of undated deeply subordinated securities and other sources (such as dividends and asset disposals). For additional information, see "Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Intra-Group Loans".
C. Research and Development, Patents and Licenses, etc.
Telefónica remains committed to technological innovation as a fundamental tool for being one of the main players in the new digital universe, contributing to the creation of a more sustainable world while achieving competitive advantages and distinctive products. By introducing new technologies and developing business solutions and processes, we aim to become a more effective, efficient and customer-oriented Group.
Telefónica bases its innovation strategy on the balance between two main models:
•Promoting our internal research, development and innovation (R&D&i), for which we have developed our own innovation model, which allows us to promote the application of technical research in developing commercial products and services using the knowledge developed in research centers, technological institutes and universities, among other sources; and
•Promoting the creation of open innovation ecosystems, in which the “Wayra” initiative stands out as a global program designed to connect entrepreneurs, start-ups, investors, venture capital funds and public and private organizations around the world to promote innovation in collaboration with other actors.
In parallel with these two models, Telefónica seeks to promote the development of sustainable solutions that generate a positive impact on the environment and on the economic, social and technological progress of the regions in which we operate. To this effect, Telefónica invests in promoting sustainable innovation projects and in the activities that improve the accessibility of our solutions to all groups.
Internal research, development and innovation:
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
To this effect, the Telefónica Group’s internal innovation policy focuses on contributing solutions that support Telefónica’s commitment to developing a responsible business under the criteria of economic, social and environmental sustainability, by:
•Developing new products and services that enable growth and competition in an increasingly global environment, while being adapted to the diversity and local needs of each market;
•Increasing the revenues related to new products by creating value from the technology generated;
•Increasing our customers' loyalty and satisfaction;
•Increasing the revenues, profits and value of the Company;
•Increasing the quality of our infrastructure and services;
•Strengthening our relationship with our technology and solutions providers; and

•Improving business processes and operations with the aim of optimizing resources, increasing efficiency and reducing environmental impact.
During 2020, we carried out numerous technological innovation projects focused on sustainability, process efficiency, the creation of new sources of revenue, customer satisfaction, the consolidation of our presence in new markets and technological leadership.
The technological innovation activities of Telefónica are focused on three main areas:
1.The development of new networks. These activities are related to new radio and fiber optic access technologies (technologies on the virtualization of network functions, in line with the technological trend known as SDN or software defined networks) and projects related to network optimization, which enable us to have a much more flexible and adaptable network that is dynamically adaptable to the new requirements of digital services and customers. Another area of innovation is the development of Edge Computing technologies that enable network resources to be used to provide services to customers through computer and storage infrastructure that is closer to them, allowing faster communication between applications and servers by leveraging the existing telecommunications infrastructure. This category also encompasses all innovation activities with a purpose of efficiently deploying the network in remote and difficult-to-access areas to bring services that offer connectivity to the entire population. This project provides connectivity to rural populations through innovative technologies including yet not limited to integration with satellites, flight networks, microcells and network virtualization functions.
2.The development of new products and services which are carried out within the framework of the digital services strategy. The following items stand out among these activities:
◦Interpersonal communication of the future with natural access, taking advantage of the possibilities of the Internet and smartphones, including the personal assistant Aura;
◦Services related to Big Data offered to businesses and public administrations through the new B2B units, such as the LUCA unit, and in-house, which implement the concept of Telefónica's 'Fourth Platform'. This is a global data platform which lies above the networks, IT and products platforms, whose vision is to return to the customer the value associated with the data it generates;
◦Video and multimedia services (combining text, audio, images and video) with a distinctive user experience on all connected devices;
◦Advanced solutions in emerging ICT businesses, such as cloud computing or cybersecurity;
◦Management of Internet of Things (IoT) services, related to enriched mobility, energy efficiency and smart retail; and
◦Application of emerging technologies such as Artificial intelligence or Blockchain
3. Experimental and applied research: with a medium and long-term outlook, Telefónica also has specialized scientific groups whose mission is to investigate the possibilities of new networks and services and to solve the technological, social and environmental challenges that arise.
In 2020, the activity of Telefónica Alpha Innovation resulted in the creation of Koa Health, a spin-out company that obtained 14 million euros in a Series A funding round, and which intends to become an independent digital mental healthcare provider offering personalized mental health solutions.
The total research and development ("R&D") expense in the Group for 2020 amounted to 959 million euros, 10.7% more than the 866 million euros incurred in 2019 (947 million euros in 2018). These expenses represented 2.2%, 1.8% and 1.9% of the Group’s consolidated revenues for 2020, 2019 and 2018, respectively. These figures were calculated using guidelines of the Organization for Economic Co-operation and Development ("OECD") manual.
During 2020, Telefónica registered 14 new patent applications, 10 of which were European applications, and one of which was an international application (PCT). All of them were registered through the Spanish patent and trademark office (OEPM). Moreover, one industrial design with European scope was registered through the European Union Intellectual Property Office (EUIPO). This means a decrease of 48% in the number of patents, compared with the 27 patent applications of 2019 (22 in 2018).

At the end of 2020, the Telefónica Group had a portfolio of 355 active patents, 75 industrial designs and 10 utility models, resulting in a portfolio of 440 registered intangible assets (477 as of December 31, 2019).
Open Innovation
Wayra connects Telefónica and technological disruptors around the world. We seek to become their preferred strategic partner, with a view to accelerate their business and ours. Wayra offers a unique and smooth interface between entrepreneurs and our network of corporate, government and other partners, adding value to the ecosystems where we are present. Over 80 startups from Wayra are already working with us to provide disruptive solutions to Telefónica and its customers.
In 2020 Telefónica launched Wayra X, Telefónica's first open innovation Digital Hub.
Telefónica Open Future is the Regional Open Innovation Strategy of Telefónica in partnership with public and private entities. Present in more than 35 hubs worldwide, we foster the development of the regional entrepreneurial ecosystems and support more than 800 startups. Our goal is to decentralize and democratize entrepreneurship.
Telefónica Innovation Ventures (“TIV”) is the Telefónica’s Corporate Venture Vehicle for strategic investments. Telefónica Ventures aims to address the big challenges facing the telecommunications industry and create new businesses leveraging cutting edge technology. TIV invests, directly in startups or through a network of leading venture capital funds in key markets, to build strategic partners fully aligned with the Group’s global strategy.
Telefónica Tech Ventures is the Venture Capital global Vehicle for Cyber Security, founded by Telefónica Innovation Ventures and ElevenPaths, in order to invest in the best Cyber Security Startups and develop new business together.
Telefónica ended 2020 as one of the main investors in Spain in terms of open innovation, positioning itself as one of the major players in Europe and Latin America in venture capital investment in innovation in the industry, as recognized by the Startup Europe Partnership, a European Union platform, which appraised the company as the second largest European company to support innovation.
At the end of 2020, Wayra had more than 500 active startups, more than 25% of which were working with Telefónica. Wayra startups had received an accumulated investment of 175 million euros from Telefónica, and 1.9 billion euros from third parties.
D. Trend Information
Telefónica’s mission is to make our world more human by connecting people's lives, by “humanizing” the technology and putting it at the service of people.
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
In 2020, Telefónica showed resilient performance in a year marked by the COVID-19 crisis, containing the impact on operating income through strong operational management and cost control. This performance reflected the strength and flexibility of our new, streamlined business model and strategy which enabled us to meet significantly increased demand for digital services during the crisis and to grow our core base of high value accesses.
On the basis of our performance in 2020, we believe we are strongly positioned to navigate the COVID-19 uncertainties ahead and to play our part in supporting economic recovery, while continuing to execute on our new long-term strategy as a platform for sustainable growth, value creation and returns for all our stakeholders. However, there continues to be significant uncertainties relating to the impact of COVID-19 on the economy as a whole and our business. See “Item 3. Key Information—Risk Factors—Financial Risks—Unexpected and uncertain events, such as the emergence of the COVID-19 (coronavirus) pandemic, significantly affect our operations.”

In recent years, the Company has taken several steps designed to address its business transformation, including the following:
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
•Fourth, Telefónica focuses on customer’s needs, making their life and digital experience easier through customized offers.
On November 27, 2019 the Company presented five strategic decisions: focus on our four key markets (Spain, Brazil, the United Kingdom and Germany); the creation of Telefónica Tech to boost the growth of digital services involving IoT/Big Data, cloud and cybersecurity and capture investors' interest; the creation of Telefónica Infra to highlight the value of telecommunications assets; the operational spin-off of Hispanoamérica to unify management, capture operational synergies and attract investment; and, lastly, the reorganization of the corporate center to adapt it to the new Telefónica.
The resulting organization is expected to enable us to improve the services to our customers, grow and take advantage of the Group's scale and synergies in order to confront various factors that have contributed to the fact that Telefónica has experienced a downward trend in some key financial performance indicators during the 2018-2020 period.
•First, Telefónica experienced the most significant effects of the COVID-19 pandemic during the April- June 2020 period as lockdowns imposed across the Group’s markets put unprecedented pressure on both its B2C and B2B segments, with significant impacts during the whole year in terms of commercial activity and revenues.
•Second, currencies such as the Brazilian real, the Venezuelan bolivar and the Argentine peso have continuously depreciated.
•Third, the high inflation in certain countries such as Argentina and Venezuela affected cost growth in numerous markets where Telefónica is present which was not fully offset by increases in tariffs.
•Fourth, Telefónica's business is highly regulated, which affects its revenues and imposes costs on its operations. For example, regulation sets the fixed rates that Telefónica may charge for calls received from other companies’ networks and regulators have progressively reduced these rates in recent years.
•Fifth, in recent years Telefónica has experienced intense competition in the markets where it operates, resulting in more bundled offers and making it difficult to monetize value added services.
•Lastly, Telefónica continues to redefine its processes, and re-adapt its resource necessities, partially with respect to personnel, which has resulted in the recording of various provisions, especially in Spain and Brazil, which have affected results in recent years.
In addition, in order to mitigate the impact of the COVID-19 pandemic on Telefónica's operations, management has taken proactive steps to reduce costs, mainly direct and commercial costs. In addition, Telefónica reduced its capital expenditures, which were carefully planned in light of the challenges brought by the COVID-19 pandemic. In particular, there was a decrease in mobile and UBB rollouts and capital expenditures linked to commercial program and B2B projects.

E. Off-Balance Sheet Arrangements
We have commitments that could require us to make material payments in the future. These commitments are not included in our consolidated statement of financial position at December 31, 2020 although they are described in the notes to our Consolidated Financial Statements. For summary of our off-balance sheet commitments, see Note 29(c) and Note 19 to our Consolidated Financial Statements.

F. Tabular Disclosure of Contractual Obligations
The following table describes our contractual obligations and commitments with definitive payment terms which may require significant cash outlays in the future. The amounts payable (including accrued interest payments) are as of December 31, 2020. For additional information, see our Consolidated Financial Statements.

	Payments Due by Period
Millions of euros	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Financial liabilities (1)	50,420	8,123	7,575	6,427	28,295
Lease liabilities (2)	5,294	1,255	1,836	1,172	1,031
Purchase and other contractual obligations (3)	10,137	3,939	4,266	1,027	905
Other liabilities (4)	1,894	342	1,552	—	—
Total	67,745	13,659	15,229	8,626	30,231
(1)Estimated future interest payments as of December 31, 2020 on our interest-bearing debt (not included above) are as follows: 1,245 million euros in 2021, 1,134 million euros in 2022, 1,017 million euros in 2023, 926 million euros in 2024, 874 million euros in 2025 and 8,365 million euros in subsequent years. With respect to floating rate debt, we estimate future interest payments as the forward rates derived from yield curves quoted for the different currencies on December 31, 2020. This item includes the fair value of derivatives classified as financial liabilities (i.e., those with a negative mark-to-market) and excludes the fair value of derivatives classified as current financial assets (1,210 million euros), and those classified as non-current (3,666 million euros) (i.e., those with a positive mark-to-market). For a more detailed description of our financial derivative transactions, see Note 19 to our Consolidated Financial Statements. For details of the composition of this item, see “—Liquidity and Capital Resources– Anticipated Sources of Liquidity”).
(2)This item includes lease liabilities. For a more detailed description see Note 20 to our Consolidated Financial Statements.
(3)This item includes definitive payments (non-cancellable without penalty cost) due for agreements to purchase goods (such as network equipment) and services. For a more detailed description see Note 26 to our Consolidated Financial Statements.
(4)“Other liabilities” include: (a) long-term obligations that require us to make cash payments, excluding financial debt obligations included in the table under “Financial Liabilities” above and (b) other provisions. Because of the nature of the risks covered by “Other liabilities” such as other provisions, it is not possible to determine a reliable schedule of potential payments, if any. For details of the composition of other provisions, see Note 24 to our Consolidated Financial Statements.

Commitments for short-term leases and low value leases amounted to 42 million euros as of December 31, 2020.
In addition, at December 31, 2020, we had short-term and long-term employee benefits provisions amounting to 930 million euros and 4,960 million euros, respectively, not included in the table above (see Note 24 to our Consolidated Financial Statements) and non-current and current account payables, such as trade payables, payables to suppliers of property, plant and equipment and payables for spectrum acquisitions, amounting to 1,452 million euros and 9,626 million euros, respectively (see Note 21 and 22 to our Consolidated Financial Statements), not included in the table above.
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
Information presented below for 2018 is not directly comparable to information for 2020 and 2019 as a result of the implementation of the new IFRS 16 Leases in 2019. In particular, following such implementation, most of the lease expenses that affected operating income in 2018, started to affect instead depreciation and amortization or net financial expenses since 2019, resulting in higher reported OIBDA under IFRS 16, so these measures are not directly comparable to those of years prior to 2019. The estimated impact of IFRS 16 in 2019 amounted to 1,509 million euros in OIBDA and -123 million euros in operating income.
The following table provides a reconciliation of our OIBDA to operating income for the periods indicated.

Year ended December 31,
Millions of euros	2018	2019	2020
Operating income	6,522	4,537	4,139
Depreciation and amortization	(9,049)	(10,582)	(9,359)
Operating income before depreciation and amortization	15,571	15,119	13,498
The following tables provide a reconciliation of OIBDA to operating income for the Group and for each of the Group’s segments for the periods indicated.

2018
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Telxius Group	Other companies	Eliminations	Total Group
Operating income	3,117	922	(237)	2,321	252	245	(61)	(37)	6,522
Depreciation and amortization	(1,678)	(943)	(2,071)	(1,990)	(2,006)	(125)	(275)	39	(9,049)
Operating income before depreciation and amortization	4,795	1,865	1,834	4,311	2,258	370	214	(76)	15,571

2019
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Telxius Group	Other companies	Eliminations	Total Group
Operating income	1,706	910	(137)	1,746	(235)	255	404	(112)	4,537
Depreciation and amortization	(2,013)	(1,204)	(2,463)	(2,516)	(2,268)	(249)	(136)	267	(10,582)
Operating income before depreciation and amortization	3,719	2,114	2,326	4,262	2,033	504	540	(379)	15,119

2020
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Telxius Group	Other companies	Eliminations	Total Group
Operating income	2,862	1,675	(85)	1,223	(1,284)	251	(360)	(143)	4,139
Depreciation and amortization	(2,184)	(389)	(2,394)	(1,965)	(2,274)	(269)	(199)	315	(9,359)
Operating income before depreciation and amortization	5,046	2,064	2,309	3,188	990	520	(161)	(458)	13,498

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
The Group management also uses the measures OIBDA-CapEx margin and OIBDA-CapEx excluding spectrum acquisitions margin, which is the result of dividing these measures by revenues.
In the table below we provide a reconciliation of our OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions to operating income for the periods indicated.

Year ended December 31,
Millions of euros	2018	2019	2020
Operating income	6,522	4,537	4,139
Depreciation and amortization	(9,049)	(10,582)	(9,359)
OIBDA	15,571	15,119	13,498
Capital expenditures in intangible assets	(1,978)	(2,733)	(1,266)
Capital expenditures in property, plant and equipment	(6,141)	(6,051)	(4,595)
CapEx	(8,119)	(8,784)	(5,861)
OIBDA-CapEx	7,452	6,335	7,637
Spectrum acquisitions	868	1,501	126
OIBDA-CapEx excluding spectrum acquisitions	8,320	7,836	7,763

Net financial debt, net financial debt plus leases, net financial debt plus commitments and net financial debt plus leases plus commitments

    As calculated by us, net financial debt includes:
(A) adding the following liabilities:
i. Current and non-current financial liabilities in our consolidated statement of financial position (which includes the negative mark-to-market value of derivatives),
ii. Other liabilities included in "Payables and other non-current liabilities" and "Payables and other current liabilities" (mainly corresponding to payables for deferred payment of radio spectrum that have an explicit financial component), and
iii. Financial liabilities included in "Liabilities associated with non-current assets and disposal groups held for sale".

(B) subtracting the following amounts from the resulting amount of the preceding step:
     i. "Cash and cash equivalents",
     ii. "Other current financial assets" (which include short-term derivatives),
     iii. Cash and other current financial assets included in "Non-current assets and disposal groups held for sale",
     iv. The positive mark-to-market value of derivatives with a maturity beyond one year,
v. Other interest-bearing assets (included in "Financial assets and other non-current assets", "Receivables and other current assets" and "Tax receivables" in our consolidated statement of financial position), and
vi. Mark-to-market adjustment by cash flow hedging activities related to debt.

With respect to step (B)(v), "Financial assets and other non-current assets" includes derivatives, installments for the long-term sales of terminals to customers and other long-term financial assets, and "Receivables and other current assets" includes the customer financing of terminal sales classified as short-term.
We calculate net financial debt plus leases by adding lease liabilities calculated under IFRS 16 (including those corresponding to the companies held for sale) to net financial debt and deducting assets from subleases.
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
The following table presents a reconciliation of net financial debt, net financial debt plus leases, net financial debt plus commitments and net financial debt plus leases plus commitments as of December 31, 2020 and 2019 to the Telefónica Group’s gross financial debt as indicated in the consolidated statement of financial position.

Millions of euros	12/31/2019	12/31/2020
Non-current financial liabilities	43,288	42,297
Current financial liabilities	9,076	8,123
Gross financial debt	52,364	50,420
Cash and cash equivalents	(6,042)	(5,604)
Other current financial assets	(3,118)	(2,489)
Cash and other current financial assets included in "Non-current assets and disposal groups held for sale" (see Note 30 to the Consolidated Financial Statements)	(24)	(958)
Positive mark-to-market value of long-term derivative instruments	(3,389)	(3,666)
Other liabilities included in "Payables and other non-current liabilities"	401	304
Other liabilities included in "Payables and other current liabilities"	73	60
Other assets included in "Financial assets and other non-current assets"	(904)	(1,471)
Other assets included in "Receivables and other current assets"	(813)	(320)
Other current assets included in "Tax receivables"	(452)	—
Financial liabilities included in "Liabilities associated with non-current assets and disposal groups held for sale" (see Note 30 to the Consolidated Financial Statements)	36	—
Mark-to-market adjustment by cash flow hedging activities related to debt	(388)	(1,048)
Net financial debt	37,744	35,228
Lease liabilities	7,379	6,469
Net financial debt plus leases	45,123	41,697
Gross commitments related to employee benefits	6,711	5,841
Value of associated long-term assets	(75)	(122)
Tax benefits	(1,739)	(1,513)
Net commitments related to employee benefits	4,897	4,206
Net financial debt plus commitments	42,641	39,434
Net financial debt plus leases plus commitments (*)	50,020	45,903
(*) Includes assets and liabilities considered to be Net financial debt plus leases plus commitments related to employee benefits for companies classified as held for sale (see Note 30 to the Consolidated Financial Statements).

Free Cash Flow
The Group’s free cash flow is calculated starting from "Net cash flow provided by operating activities" as indicated in the consolidated statement of cash flows; deducting (Payments on investments)/Proceeds from the sale of investments in property, plant and equipment and intangible assets, net, adding the cash received from government grants, deducting dividends paid to non-controlling interests and payments of financed spectrum without explicit interest. The cash used to pay for commitments related to employee benefits (included in the Net cash flow provided by operating activities) is added back since it represents the payments of principal of the debt incurred with those employees.
After the entry into force of IFRS 16 in 2019, the principal payments of lease liabilities are considered as net cash used in financing activities within the consolidated cash flow statement. Under the previous standard, it was considered within net cash flow provided by operating activities. However, to ensure comparability with previous periods, the principal payments of lease liabilities are deducted in the calculation of the Free cash flow for 2019 and 2020. For information purposes, the indicator "Free cash flow excluding lease principal payments" has been added, which excludes these payments. This indicator cannot be presented comparatively for periods prior to 2019.
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
    The following table presents the reconciliation between the Telefónica Group’s Net cash flow provided by operating activities as indicated in the consolidated statement of cash flows and the free cash flow for 2020, 2019 and 2018:

Millions of euros	2018	2019	2020
Net cash flow provided by operating activities	13,423	15,022	13,196
(Payments on investments)/Proceeds from the sale of investments in property, plant and equipment and intangible assets, net	(8,585)	(7,659)	(7,020)
Government grants received	37	—	—
Dividends paid to non-controlling interests	(746)	(686)	(471)
Payments for commitments related to employee benefits	775	840	963
Payments of financed spectrum without explicit interest	—	(87)	(87)
Free Cash Flow excluding lease principal payments	n/a	7,430	6,581
Lease principal payments	n/a	(1,518)	(1,787)
Free Cash Flow	4,904	5,912	4,794

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
During 2020, our Board of Directors met 13 times. As of February 25, 2021, our Board of Directors had met two times during 2021. As of February 25, 2021, our directors, their respective positions on our Board and the year they were first appointed were as follows:

Name	Age	First Appointed	Current Term Ends
Chairman
Mr. José María Álvarez-Pallete López (1)	57	2006	2021
Vice-Chairmen
Mr. Isidro Fainé Casas (1)(2)	78	1994	2024
Mr. José María Abril Pérez (1)(3)(6)	68	2007	2022
Mr. José Javier Echenique Landiríbar (1)(4)(7)	69	2016	2024
Members
Mr. Ángel Vilá Boix (1)	56	2017	2022
Mr. Juan Ignacio Cirac Sasturain (6)(8)	55	2016	2024
Mr. Peter Erskine (1)(6)(7)	69	2006	2024
Ms. Sabina Fluxà Thienemann	40	2016	2024
Ms. Carmen García de Andrés (4)(8)	58	2017	2021
Ms. María Luisa García Blanco (5)(7)	55	2018	2022
Mr. Jordi Gual Solé (2)(5)(6)	63	2018	2022
Mr. Peter Löscher (1)(4)(7)	63	2016	2024
Mr. Ignacio Moreno Martínez (3)(4)(5)(8)	63	2011	2021
Ms. Verónica Pascual Boé (6)	42	2019	2024
Mr. Francisco Javier de Paz Mancho (1)(5)(7)(8)	62	2007	2022
Mr. Francisco José Riberas Mera	56	2017	2021
Ms. Claudia Sender Ramírez (6)(8)	46	2019	2024
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
(5) Member of the Regulation and Institutional Affairs Committee.
(6) Member of the Strategy and Innovation Committee.
(7) Member of the Nominating, Compensation and Corporate Governance Committee.
(8) Member of the Sustainability and Quality Committee.
Board Committees
At February 25, 2021, the Committees of our Board of Directors and members thereof are as follows:
Executive Commission
Our Board of Directors has expressly delegated all of its authority and power to the Executive Commission except as prohibited by the Spanish Corporation Act, under our Articles of Association, or under our Board Regulations. This Commission is made up of fewer directors and meets more frequently than our Board of Directors. The members of the Executive Commission are Mr. José María Álvarez-Pallete López (Chairman), Mr. Isidro Fainé Casas, Mr. José María Abril Pérez, Mr. José Javier Echenique Landiríbar, Mr. Ángel Vilá Boix, Mr. Peter Erskine, Mr. Francisco Javier de Paz Mancho, Mr. Peter Löscher and Mr. Pablo de Carvajal González, as Secretary. During 2020, the Executive Commission met 13 times and, as of the date of this Annual Report, had met four times in 2021.
Audit and Control Committee
The Audit and Control Committee functions are regulated by our bylaws, our Board Regulations and the Audit and Control Committee Regulations. The Audit and Control Committee has the primary objective of providing support to our Board of Directors in its supervisory and oversight functions, specifically having the following responsibilities:
•To report to the shareholders at the General Shareholders’ Meeting regarding matters raised therein for which it is responsible.

•To submit to the Board of Directors proposals for the selection, appointment, re-election and replacement of the external auditor, as well as the terms and conditions of the contract therewith, and regularly obtain from such external auditor information regarding the audit plan and the implementation thereof, in addition to the preservation of its independence in the performance of its duties.
•To supervise the risk control and management unit, the effectiveness of the Company’s internal control system, the internal audit and the systems for the management of financial and non-financial risks (including operational, technological, legal, tax, social, environmental, political, reputational and corruption-related risks), as well as to discuss with the external auditor the significant weaknesses in the internal control system detected during the audit.
•To supervise the process of preparation and submission of regulated financial information and to ensure that the annual accounts submitted by the Board of Directors to the shareholders at the General Shareholders’ Meeting are prepared in accordance with the legal provisions on accounting.
•To establish and maintain appropriate relations with the external auditor in order to receive, for review by the Committee, information on all matters that could jeopardize the independence thereof, as well as any other matters related to the audit procedure, and such other communications as may be provided for in auditing legislation and in technical auditing regulations. In any event, the Audit and Control Committee must receive annually written confirmation from the external auditor of its independence vis-á-vis the entity or entities directly or indirectly related thereto, as well as information regarding additional services of any kind provided to such entities by the external auditor, or by the persons or entities related thereto, pursuant to the legislation in force.
•To issue on an annual basis, prior to the issuance of the audit report, a report stating an opinion regarding the independence of the external auditor. This report must in all cases include an opinion on the provision of the additional services referred to in the preceding paragraph.
•To supervise the application of the general policy on the disclosure of economic/financial, non-financial and corporate information and communication with shareholders and investors, proxy advisers and other stakeholders, and to monitor the manner in which the Company communicates and engages with small and medium-sized shareholders, all with respect to those aspects within the purview of the Committee.
•To report to the Board of Directors in advance on all matters contemplated by law, the bylaws and the Regulations of the Board of Directors.
•Any other powers granted to it under the Regulations of the Board of Directors.
The Audit and Control Committee meets at least once per quarter and as many times as considered necessary. During 2020, the Audit and Control Committee met 14 times and, as of the date of this Annual Report, had met two times in 2021. The members of the Audit and Control Committee are Mr. Peter Löscher (Chairman), Mr. José Javier Echenique Landiríbar, Ms. Carmen García de Andrés and Mr. Ignacio Moreno Martínez. Our Board of Directors has determined that all the members of the Audit and Control Committee meet the requirements of an “audit committee financial expert” as such term is defined by the SEC.
Nominating, Compensation and Corporate Governance Committee
The Nominating, Compensation and Corporate Governance Committee is responsible for, among other things, reporting to our Board of Directors with respect to proposals for the appointment, re-election and removal of directors, members of the Executive Commission and the other committees of our Board of Directors and top members of our management and management of our subsidiaries. In addition, the Nominating, Compensation and Corporate Governance Committee is responsible for proposing to the Board of Directors, within the framework established in the bylaws, the compensation for the directors and reviewing it periodically to ensure that it is in keeping with the tasks performed by them, as provided in Article 36 of the Board Regulations, to propose to the Board of Directors, within the framework established in the bylaws, the extent and amount of the compensation, rights and remuneration of a financial nature, of the chairman, the executive directors and the senior executive officers of Telefónica, including the basic terms of their contracts, for purposes of contractual implementation thereof and to supervise compliance with the corporate governance rules in effect from time to time.
The members of the Nominating, Compensation and Corporate Governance Committee are Mr. José Javier Echenique Landiríbar (Chairman), Mr. Peter Erskine, Mr. Peter Löscher, Ms. María Luisa García Blanco and Mr.

Francisco Javier de Paz Mancho. During 2020, the Nominating, Compensation and Corporate Governance Committee met 12 times, and as of the date of this Annual Report, it had met two times in 2021.
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
The members of the Regulation and Institutional Affairs Committee are Mr. Ignacio Moreno Martínez (Chairman), Ms. María Luisa García Blanco, Mr. Jordi Gual Solé and Mr. Francisco Javier de Paz Mancho. During 2020, the Regulation and Institutional Affairs Committee met 11 times, and as of the date of this Annual Report, the Committee had met two times in 2021.
Strategy and Innovation Committee
In 2016, the Strategy Committee and the Innovation Committee merged into a new Committee, the so-called Strategy and Innovation Committee. Without prejudice to any other tasks granted to it under article 26 of the Regulations of the Board of Directors, the primary duty of this Committee is to support the Board of Directors in the analysis and implementation of the global strategy policy of the Telefónica Group. The Strategy and Innovation Committee is also responsible for advising and assisting in all matters regarding innovation. Its main object is to examine, analyze and periodically monitor the Group’s innovation projects, provide guidance and help ensure the implementation and development of innovation initiatives across the Group. The members of the Strategy and Innovation Committee are Mr. Peter Erskine (Chairman), Mr. José María Abril Pérez, Mr. Juan Ignacio Cirac Sasturain, Mr. Jordi Gual Solé, Ms. Verónica Pascual Boé and Ms. Claudia Sender Ramírez. The Strategy and Innovation Committee met nine times during 2020, and as of the date of this Annual Report, it had met two times in 2021.
Sustainability and Quality Committee

The Sustainability and Quality Committee is responsible for, among other things, reviewing the strategies and policies relating to Telefónica's "Responsible Business" policy and sustainability practices in the environmental and social areas, supervising the impact and risk analysis of its "Responsible Business" strategy and analyzing Telefónica Group's objectives, action plans and practices in the field of social and environmental responsibility. In addition, the Sustainability and Quality Committee seeks to ensure that the corporate culture is aligned with its purpose and values with transparency towards its stakeholders and, together with the Audit and Control Committee, knows of the process of reporting non-financial information in matters of social responsibility and sustainability.
The members of the Sustainability and Quality Committee are Mr. Francisco Javier de Paz Mancho (Chairman), Mr. Juan Ignacio Cirac Sasturain, Ms. Carmen García de Andrés, Mr. Ignacio Moreno Martínez and Ms. Claudia Sender Ramírez. During 2020 the Sustainability and Quality Committee met 10 times and, as of the date of this Annual Report, had met two times in 2021.
Biographies of Directors
Mr. José María Álvarez-Pallete López serves as the Chairman of our Board of Directors and Chief Executive Officer of the Company. He is currently a trustee of the Telefónica Foundation and the Fundación Profuturo, and he is member of the Advisory Council of SEAT, S.A. since March 2019. He began his career at Arthur Young Auditors in 1987. In 1988, he joined Benito & Monjardín/Kidder, Peabody & Co. In 1995, he joined Compañía Valenciana de Cementos Portland, S.A. (CEMEX) as head of the Investor Relations and Analysis department. In 1996, he was promoted to Chief Financial Officer in Spain, and in 1998, to Chief Administration and Financial Officer of CEMEX Group in Indonesia, headquartered in Jakarta, and he was appointed member of the Board of CEMEX Asia, Ltd. In February 1999 he joined the Telefónica Group as General Manager of Finance for Telefónica International, S.A. In September of the same year he was promoted to Chief Financial Officer of Telefónica. In July 2002, he was appointed Chairman and Chief Executive Officer of Telefónica Internacional, S.A.U.; in July 2006 General Manager of Telefónica Latin America, and in March 2009, Chairman of Telefónica Latin America. He has been the Chairman of Telefónica Europa since September 2011 and a member of Telefónica, S.A.'s Board of Directors since July 2006. Since September 2012 and until April 2016, Mr. Álvarez- Pallete served as Chief Operating Officer. Since April 2016 he is the Chairman of our Board of Directors and Chief Executive Officer of the Company. He has been awarded as ‘CFO Europe Best Practices’ at Mergers & Acquisitions in 2000, and in 2003 as Member of Merit of the Carlos III Foundation of the Iberian-American Forum. In July 2007, Mr. Álvarez-Pallete was appointed as "Gold Master in Executive Leadership" and in 2011, he received the Personality of the Year in Economics Award granted by the Spanish newspaper “El Economista”. In 2013 the Telecommunication Engineers Association awarded him with the Excellence Award of that same year, for his contribution to the development of telecommunications. In 2014, Mr. José María Álvarez-Pallete received Medalla Sorolla by the Hispanic Society of America and he was named “Innovative Corporate Leader of the Year” by the Latin Trade magazine. In 2016, he was named the "Best CEO" in Spain by Forbes Magazine and in 2019 he received the "Manager of the Year" award in the Large Corporations category granted by the Asociación Española de Directivos, and was chosen “Business Leader of the Year” by the Spain-US Chamber of Commerce. In 2020, he has been awarded with the ECOFIN prize for "Financiero del Año" and the Spanish Marketing Association has named him "Lider Empresarial Impulso del Marketing". Mr. Álvarez-Pallete holds a degree in Economics from the Complutense University in Madrid, also studied Economics at the Université Libre i Belgique and holds an International Management Program (IMP) degree from the Pan-American Institute of Executive Business Administration (IPADE) and a Diplome of Advanced Studies (DEA) from the Department of Financial Economics and Accounting of the Complutense University of Madrid.
Mr. Isidro Fainé Casas serves as Vice-Chairman of our Board of Directors. For over 40 years, Mr. Fainé has worked in several financial institutions, including amongst others: Banco Atlántico, S.A., (1964), Banco de Asunción (Paraguay) (1969), Banca Riva y García, S.A. (1973), Banca Jover, S.A. (1974), and Banco Unión, S.A. (1978). In 1982, he joined "la Caixa" as Deputy Executive General Manager, subsequently taking on various positions of responsibility. In April 1991, he was appointed Deputy Executive Managing Director and in 1999 rose to General Manager of the bank, before becoming Chairman from June 2007 to June 2014. He was also a member of the Board of Directors of CaixaBank since 2000, presiding from 2011 until his resignation in 2016. Likewise, he was Chairman of Naturgy Energy Group, S.A. from September 2016 until February 2018. Furthermore, he served as Director of Suez, S.A. from 2014 to 2020. Mr. Fainé is currently Chairman and Member of the Executive Commission of the Board of Trustees of the Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona la "Caixa”, Chairman of the Board and of the Executive Commission of Criteria Caixa, S.A.U. and of Caixa Capital Risc SGEIC, S.A., and Deputy-Chairman of the Board of Directors of Inmo Criteria Caixa, S.A.U. He also serves as Special Advisor of the Bank of East Asia, and Chairman of the Spanish Confederation of Savings Banks (CECA) and of the World Savings Banks Institute (WSBI). Additionally, he is Deputy Chairman of the European Savings Banks Group (ESGB). He is currently the Chairman of the Spanish Confederation of Executives (CEDE) and of the Spanish Chapter of the Club of Rome. He is also Deputy-Chairman of the Royal Academy of Economic and Financial Sciences, Founder of the Financial Circle and a Trustee of the Museo Nacional del Prado Foundation and the Carlos Slim Foundation. He was also appointed Honorary Chairman of Naturgy Energy Group, S.A. in 2018 and was recognized with the Forbes 2018 Award for Philanthropy. Mr. Fainé holds a Doctorate degree in Economics from the Universidad de Barcelona, a Diploma in Senior Management from IESE Business School and an ISMP certificate in Business Administration from Harvard University. He is a member of the Royal Academy of Economics and Finance and of the European Royal Academy of Doctorate Holders.
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
Mr. José Javier Echenique Landiríbar serves as Vice-Chairman of our Board of Directors. Mr. Echenique has been a Board Member and General Director of Allianz-Ercos as well as a General Director of BBVA Group, where he was responsible for wholesale business like Global Investment Banking or Global Corporate Banking among others. He has also been Member of the Board of Directors of Repsol, S.A., Celestics Holding, S.L. and Telefónica Móviles, S.A. Mr. Echenique was President of Banco Guipuzcoano as well as member of the Board of Sevillana de

Electricidad, S.A., Acesa, Hidroeléctrica del Cantábrico, Corporation IBV and Metrovacesa. Furthermore, he has served as a member of the Board of Corporación Patricio Echeverría, Grupo BBVA Seguros, Grupo Edhardt, Uralita, Grupo Porres (Mexico) and Abertis Infraestructuras, S.A. Mr. Echenique is currently Vice-President of the Board of Directors of Banco Sabadell, S.A. He is also a Board Member of ACS Actividades de Construcción y Servicios, S.A., ACS Servicios, Comunicaciones y Energía, S.L., Grupo Empresarial ENCE, S.A., Pegaso PCS, S.A. de C.V. (Mexico) and Telefónica Audiovisual Digital, S.L.U. He is also Trustee of the Novia Salcedo Foundation, a Board member of the Deusto Business School and a member of the Círculo de Empresarios Vascos and of the McKinsey Advisory Council. He holds degrees in Economics and Actuarial Sciences from Basque Country University (UPV), where he was a professor of Social Security’s Quantitative Techniques of the Economic Sciences School of Bilbao for several years.
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
Mr. Juan Ignacio Cirac Sasturain serves as a Director of our Board of Directors. Mr. Cirac began his career as full professor at the Applied Physics Department of Castilla La Mancha University. In 1996, he tutored at Institut für Theoretische Physik of Leopold Franzens Univesität Innsbruck, until 2001. In 2001, Mr. Cirac became Director of the Theory Division of Max-Planck Institut für Quantenoptik, a member of the Max Planck Society and the founder and editor of the journal Quantum Information and Computation. Since 2002, he held the title of Honorarprofessor at Technical University of Munich. He has also served on advisory boards and scientific committees of several international research centers in the United States (Harvard, MIT), Asia (Tsinghua, Singapore) and Europe (Switzerland, Russia), as well as the La Caixa and BBVA Foundations, among other activities. He has also been a member of the Editorial Board of several national and international Physics journals. Since 2019, he is Co-Director of the Munich Quantum Science and Technology Center. Since 2016, Mr. Cirac is a Director of International Max-Planck Research School Quantum Science and Technology. He has received several awards, such as the Hamburg Prize for Theoretical Physics, the Medal of Honor of Fundación García Cabrerizo or the Wolf Prize in Physics. He holds a degree in Theoretical Physics from Universidad Complutense de Madrid as well as a Ph.D. in Physics from this university. He is specialized in Theoretical Quantum Optics, Quantum Computing and Quantum Communication.
Mr. Peter Erskine serves as a Director of our Board of Directors. He began his career in the field of marketing in Polycell and in Colgate Palmolive. He worked for several years at the Mars Group, serving as Vice-Chairman for Europe of Mars Electronics. In 1990, he was appointed Vice-Chairman of Marketing and Sales of Unitel. From 1993 to 1998, he held a number of senior positions in BT, including Director of BT Mobile and President and Chief Executive Officer of Concert. In 1998, he was appointed Managing Director of BT Cellnet. Subsequently, in 2001, he was appointed Chief Executive Officer and a Director of the Board of Directors of O2 Plc (now Telefónica Europe, Plc). In 2006, he became Executive Chairman of Telefónica Europe, Plc (until December 31, 2007, after which he became a Non-Executive Director). In January 2009, he joined the Board of Ladbrokes Plc. as a Non-Executive Director until December 2015, becoming Chairman in May 2009. He stood down from the Board in December 2015, having taken a lead role in the merger of Ladbrokes PLC with Gala Coral Group. He has been a member of the Supervisory Board of Telefónica Deutschland Holding AG since 2016 and he also chairs the charity Brainstorm which is focused on funding research into brain tumors. Mr. Erskine holds a degree in Psychology from Liverpool University and an Honorary Doctorate from the University of Reading.
Ms. Sabina Fluxà Thienemann serves as a Director of our Board of Directors. Ms. Fluxà has also completed a High Business Management Program at IESE. In January 2005, she joined Iberostar Group, where she is currently the CEO. She has experience in tourism with competence in innovative business, environmental, social and corporate governance matters. She is also a member of the BBVA Regional Advisory Board and a member of the

Board of Directors of APD Illes Baleares, as well as the Sponsor of the Iberostar Foundation. She has received from ESADE a degree in Business Management and Administration & MBA.
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
Mr. Peter Löscher serves as a Director of our Board of Directors. Mr. Löscher was the President of Global Human Health and a member of the Executive Board of Merck & Co., CEO of GE Healthcare Bio – Sciences and a member of GE’s Corporate Executive Council. He was also COO and a member of the Board of Amersham Plc. He held a senior leadership position in Aventis and Hoeschst. Mr. Löscher is former Chairman of the Supervisory Board of OMV AG, Austria. From 2014 to 2016, he was the CEO of Renova Management AG. In the past, he was also a member of the Supervisory Board of Deutsche Bank AG and Chairman and CEO of Siemens AG, among others. Since April 2020, he is Chairman of the Supervisory Board of Telefónica Deutschland Holding AG. Mr. Löscher is also Chairman of the Board of Directors of Sulzer AG, member of the Supervisory Board of Philips, member of the Board of Thyssen-Bornemisza Group AG, Switzerland, and a no-executive member of the Board of Directors of Doha Venture Capital LLC, Qatar. He is also Honorary Professor at Tongi University Shangai and he holds the Grand Decoration of Honor in Gold of the Republic of Austria, the Order of Friendship of the Russian Federation and is a Knight Commander of the Order of Civil Merit of Spain. Mr. Löscher studied Economics at Vienna University of Economics, where he also received his MBA, and Business at the Chinese University of Hong Kong. He completed the Advanced Management Program (AMP) at Harvard Business School and an Honorary Doctorate of Engineering from Michigan State University and is a Doctor Honoris Causa of Slovak University of Engineering in Bratislava.
Mr. Ignacio Moreno Martínez serves as a Director of our Board of Directors. Previous positions include head of Corporate Banking and Private Equity at Banco de Vizcaya, Banco Santander de Negocios and Mercapital. He also served as Deputy General Manager of Corporate and Institutional Banking at Corporación Bancaria de España, S.A. – Argentaria, Chief Executive Officer of Desarrollo Urbanístico Chamartín, S.A., and Chairman of Argentaria Bolsa, Sociedad de Valores. In addition, he served as General Manager of the Chairman’s Office at Banco Bilbao Vizcaya Argentaria, S.A., CEO of N+1 Private Equity and CEO of Vista Capital Expansión, S.A., SGECR (Private Equity). Until October 2016 Mr. Moreno was CEO of Metrovacesa, S.A. Mr. Moreno is currently Chairman of Metrovacesa, S.A., a Director of General Alquiler de Maquinaria, S.A. (GAM) and a Director of Roadis Transportation Holding, S.L.U. He is also Senior Advisor of Apollo Investment Consulting Europe LTD for Spain. Mr. Moreno holds a degree in Economics and Business Studies from the University of Bilbao, and a Master’s degree in Marketing and Sales Management from the Instituto de Empresa and an MBA from INSEAD.
Ms. Verónica Pascual Boé serves as a Director of our Board of Directors. Ms. Pascual began her professional career at the international level in the strategic management department of Human Resources of the multinational industrial group Bouygues. In 2004, she joined the family firm ASTI, where she held different positions in the management of this company (technical management and sales management departments). At the end of 2006, she was appointed General Manager and in 2008 she decided to acquire the company. She has previously held various positions, including: Promoter and Founder of Burgos Digital Innovation Hub, through ASTI of DIHBU (2018); President of the Industry Working Group 4.0 of the Castile and Leon Government (2016-2018); President of the Industry Committee 4.0 and Vice President of Talent Development of AMETIC (2016-2018); Member of the Advisory Council of the Quality Agency of the University System (2015-2016); Member of the Advisory Council of EAE Business School (2015-2016); Member of the Governing Council of APD Castile and Leon (2014-2015); Member of the Board of Directors of Empresa Familiar Castile and Leon (2001-2013). Ms. Pacual is an entrepreneur who leads a group of companies involved in digital transformation headed by ASTI Mobile Robotics Group, a company with affiliates in Spain, France, Germany, and the United States, engaged in the supply of autonomous vehicle systems for the automation of industrial processes in sectors such as the automotive, food, cosmetics, pharmaceuticals, and retail. Ms Pascual also Chairs the ASTI Tecnología y Talento Foundation and is also a Director of the company General Alquiler de Maquinaria, S.A. (GAM). Ms. Pacual has a degree in Aeronautical Engineering from the Polytechnic University of Madrid, a Master in Business Administration (MBA) from the College des Ingenieurs de Paris and an Executive Master in Positive Leadership and Strategy (EXMPLS) from IE Business School. She also has several postgraduate qualifications from INSEAD, Stanford, and Harvard Business School.

Mr. Francisco Javier De Paz Mancho serves as a Director of our Board of Directors. From 1984 to 1993 he was the General Secretary of Juventudes Socialistas and a member of the PSOE Executive. From 1990 to 1993, he was general secretary of the Spanish Consumers Association (Unión de Consumidores de España, UCE). From 1993 to 1996, he served as General Manager of Internal Trade of the Spanish Ministry of Tourism and Commerce and Director of Tabacalera, S.A. From 1994 to 1996, he was Chairman of the Observatory of Trading of the Spanish Ministry of Tourism and Commerce (Observatorio de la Distribución Comercial del Ministerio de Comercio y Turismo); from 1996 to 2004, he was Corporate Strategy Manager of the Panrico Donuts Group and Deputy Chairman. From 1998 to 2004, he served as Director of Mutua de Accidentes de Zaragoza (MAZ). From 2004 to 2006, he was Director of Tunel de Cadí, S.A.C. and from 2003 to 2004, he served as Chairman of the Patronal Pan y Bollería Marca (COE). From 2004 to 2007, he was Chairman of the National Company MERCASA. He has also been a member of the Board of Directors of Altadis, S.A., and of the Economic and Social Board and its Permanent Commission. From July 2006 to November 2014, he has been a member of the Executive Committee of the Chambers Board (Consejo Superior de Cámaras) and from 2008 to 2012 he has been the Chairman of Atento Inversiones y Teleservicios, S.A.U. Currently, he is Director of Telefónica Móviles de Argentina, S.A., Telefônica Brasil, S.A. and Pegaso PCS, S.A. de C.V. (Mexico). He is also Chairman of Telefónica Ingeniería de Seguridad, S.A.U. Mr. de Paz has a diploma in Publicity and Information and undertook studies in Law. He completed a Programa de Alta Dirección de Empresas from the IESE Business School (Instituto de Estudios Superiores de la Empresa, University of Navarra).
Mr. Francisco José Riberas Mera serves as a Director of our Board of Directors. He started his professional career at the Gonvarri Group, where he became Director of Corporate Development and Chief Executive Officer. Mr. Riberas has been the Chief Executive Officer of Gestamp Automoción since its incorporation. Currently, Mr. Riberas is the Executive Chairman of Gestamp Automoción. He also serves as a member of the management team of certain companies of the Gestamp Group and the ACEK Group, including companies belonging to the Groups Gonvarri, Acek Renewables Energy, Inmobiliaria Acek Group and Sideacero. He also serves as a member of the Board of Directors of CIE Automotive and General Alquiler de Maquinaria, S.A. (GAM). Furthermore, he is Chairman of the Endeavor foundation in Spain. Mr. Riberas holds a Degree in Law (1987) and in Economics and Business Administration (1988) from Comillas Pontifical University (ICADE E-3).
Ms. Claudia Sender Ramírez serves as a Director of our Board of Directors. She has held various positions in, among others, the following companies: (i) Latam Airlines Group where she served as Vice President, Chief Customer Officer (2017-2019), CEO of LATAM Brazil (2013-2017), Vice President of LATAM Brazil (2011-2013); (ii) Whirlpool, S.A. where she served as Vice President of Marketing (2009-2011), Divisional Director of Marketing (2007-2009), and Director of Strategic Planning (2005-2007); and (iii) Bain & Company Brazil where she served as a consultant specialising in Strategy (1998-2005). Currently, Ms. Sender is a Director of LafargeHolcim Ltd (since 2019); Director of Gerdau, S.A. (since 2019); Director of Yduqs University, formerly known as Estácio (since 2019); and Director of Amigos do Bem (since 2019), a Brazilian NGO dedicated to the eradication of poverty in the Northwest of Brazil. Ms. Sender has a degree in Chemical Engineering from the Polytechnic School of the University of São Paulo, and an MBA from Harvard Business School in Boston.
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

Confidentiality	While the relationship remains in force and also after the termination thereof, there is a duty of confidentiality regarding any information, data and any kinds of reserved and confidential documents they have knowledge of or to which they have had access as a result of holding their positions.
Compliance with the regulatory system	The contracts include the obligation to abide by the rules and obligations set out within Telefónica’s regulatory system, which are contained, among other regulations, in the Board of Directors Regulations and Telefónica’s Internal Stock Market Conduct Regulations.
Executive Officers/Management Team
At February 25, 2021, our executive management team consisted of the following individuals:

Name	Position	Appointed	Age
Mr. José María Álvarez-Pallete López	Chairman of the Board of Directors and Chief Executive Officer	2016	57
Mr. Ángel Vilá Boix	Chief Operating Officer	2017	56
Mr. Pablo de Carvajal González	General Secretary, Secretary of the Board of Directors and Director Global of Regulation	2018	57
Ms. Laura Abasolo García de Baquedano	Chief Finance, Control and Corporate Development Officer	2017	48
Mr. Eduardo Navarro de Carvalho	Chief Strategy and Corporate Affairs Officer	2019	58
Mr. Juan Francisco Gallego Arrechea	General Manager of Internal Audit	2016	54
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
Ms. Laura Abasolo García de Baquedano is the Chief Finance, Control and Corporate Development Officer of Telefónica, S.A. She started her professional career at Goldman Sachs International, in the area of Investment Banking in Europe. She joined Telefónica in 1999 as the Management Control Officer at Terra Networks, S.A., where she was also a member of the Executive Committee. In July 2005, she assumed the role of Management Control Officer at Telefónica, S.A. and in December 2007, she became Planning, Budgets and Management Control Officer. In March 2014, she joined the Executive Committee of Telefónica, S.A. and also assumed the responsibility for the Simplification Office. In 2016, she became responsible for the Consolidation and Accounting Policies, and Tax divisions of the company. In July 2017, she is appointed Chief Finance and Control Officer of Telefónica, S.A. Since November 2019, this area also integrates the Procurement and Supply Chain division and, since February 2020, the Corporate Development division. She holds a Degree in Economics and Business Administration from Deusto Business School and an MBA in International Businesses by the Norwegian School of Economics and Business Administration.
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
B. Compensation
Please see Note 29(g) and Appendix II to our Consolidated Financial Statements for information on the compensation paid to members of our Board of Directors and Executive Officers/Senior Management Team during the year 2020.
Incentive Plans
Please see Note 27 to our Consolidated Financial Statements.
C. Board Practices
Please see “—Directors and Senior Management” above.
D. Employees
Please see “Headcount” in Note 26 to our Consolidated Financial Statements.

On September 27, 2019, Telefónica Spain signed the 2nd Collective Agreement of Related Companies (CEV), wholly backed by the largest labor unions. The overall resources plan that was approved is based on:
•Evolution of the Collective Agreement of Related Companies, in order to have a framework of employment stability with greater flexibility and continue advancing on work-life balance and diversity, including, among other proposals, an “Individual Suspension Plan” which was entirely voluntary for the year 2019 (with the same conditions as the previous one).

•Training, reskilling and upskilling plan which enables to improve the capacities and take advantage of the potential of the current staff, focusing on new business needs (digitization, robotization and processes automation) which will enable generation of additional efficiencies.

The present value of the payment flows of the Plan, together with the update of the estimates of the previous plan and the provision for the training plan resulted in expenses amounting to 1,732 million euros before taxes, reflected in "Personnel expenses" of the accompanying consolidated income statement for 2019.
The update of the provision of the plan included in the previous collective agreement, together with the updated termination plans, entailed an expense of 297 million euros in the 2018 consolidated income statement (see Note 24).

E. Share Ownership
At February 25, 2021, the following members of our Board of Directors beneficially owned directly or indirectly an aggregate of 16,033,891 shares, representing approximately 0.290% of our capital stock.

Name or corporate name of director	Number of direct voting rights	Number of indirect voting rights	% of total voting rights
Mr. José María Álvarez-Pallete López	1,812,359	—	0.033
Mr. Isidro Fainé Casas	654,643	—	0.012
Mr. José María Abril Pérez	269,876	346,873	0.011
Mr. José Javier Echenique Landiríbar	133,580	55,759	0.003
Mr. Ángel Vilá Boix	418,218	—	0.008
Mr. Juan Ignacio Cirac Sasturain	—	—	—
Mr. Peter Erskine	42,962	—	0.001
Ms. Sabina Fluxà Thienemann	—	—	—
Ms. Verónica Pascual Boé	—	—	—
Ms. Carmen García de Andrés	773	—	—
Ms. María Luisa García Blanco	—	32,986	0.001
Mr. Jordi Gual González	—	—	—
Mr. Peter Löscher	159,434	—	0.003
Mr. Ignacio Moreno Martínez	20,131	—	—
Mr. Francisco Javier de Paz Mancho	71,317	—	0.001
Mr. Francisco José Riberas Mera	—	12,014,980	0.217
Ms. Claudia Sender Ramírez	—	—	—
At February 25, 2021, members of our executive management team (excluding members of our Board of Directors listed above) beneficially owned an aggregate of 299,324 of our shares, representing approximately 0.005% of our capital stock.
None of our directors or executive officers beneficially owned shares representing one percent or more of our share capital at February 25, 2021.
None of our directors and executive officers held options in respect of shares representing one percent or more of our share capital at February 25, 2021.
Please see Note 27 to our Consolidated Financial Statements for information on our share-based payment plans.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
General

At February 25, 2021, we had 5,526,431,062 shares outstanding, each having a nominal value of 1.00 euro per share. All outstanding shares have the same rights.
At February 24, 2021, according to information provided to us or to the Spanish National Securities Commission (Comisión Nacional de Mercado de Valores or the “CNMV”), beneficial owners of 3% or more of our voting stock were as follows:

Name of Beneficial Owner	% of shares carrying voting rights		% of voting rights through financial instruments		% of total voting rights
	Direct	Indirect	Direct	Indirect
Banco Bilbao Vizcaya Argentaria, S.A.(1)	4.94	0.02	0.00	0.00	4.96%
CaixaBank, S.A.(2)	4.70	0.00	0.00	0.00	4.70%
BlackRock, Inc.(3)	0.00	4.52	0.00	0.16	4.68%
(1)Based on the information provided by Banco Bilbao Vizcaya Argentaria, S.A. as at December 31, 2020 for our 2020 Annual Report on Corporate Governance and taking into account the latest capital increase of the Company (deed was executed on December 30, 2020 and registered on January 5, 2021). The indirect shareholding is held by BBVA Seguros, S.A. de Seguros y Reaseguros. Also, and according to the aforementioned information provided by BBVA, the percentage of economic rights attributed to Telefónica, S.A. shares owned by BBVA amounts to 5.27% of the Company's share capital.
(2)Based on the information provided by CaixaBank, S.A. as at December 31, 2020 for our 2020 Annual Report on Corporate Governance and taking into account the latest capital increase of the Company (deed was executed on December 30, 2020 and registered on January 5, 2021).
(3)Based on the information notified by BlackRock, Inc. to the CNMV on March 31, 2020 (a shareholding in Telefónicas's share capital of 4.983%) and taking into account the latest capital increase of the Company (deed was executed on December 30, 2020 and registered on January 5, 2021). On October 10, 2020 Blackrock, Inc. filed an Schedule 13G/A with the SEC notifying that its shareholding in Telefónica's share capital was 4.9%.
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
B. Related Party Transactions
During 2018, 2019 and 2020 and through the date of this Annual Report, the Directors and senior executives did not enter into any transaction with Telefónica, S.A. or any Telefónica Group company other than those in the Group’s normal trading activity and business, except for the transactions with parties related to Directors during fiscal year 2020 disclosed in Note 11 to the Consolidated Financial Statements.
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
Related Party Transactions with Significant Shareholders
Two of our major shareholders are financial institutions (see “—Major Shareholders—General” above). We have entered into related party transactions with both companies within our ordinary course of business, and always on arm’s-length terms. During 2018, 2019 and 2020 and through the date of this Annual Report, the executed transactions were generally loans, capital markets or derivative transactions provided to us by these financial institutions and agreements for us to provide telecommunications and broadband services to such institutions.
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
At December 31, 2020, as recorded in our parent company accounts, companies in the Telefónica Group owed Telefónica, S.A. a total of 10,140 million euros (3,608 million euros at December 31, 2019), including amounts due under intra-group loans and dividends distributed and uncollected at December 31, 2020. This included 3,837 million euros owed by Telefónica O2 Holdings, Ltd. as of December 31, 2020.
In addition, at December 31, 2020, companies of the Telefónica Group and their associates had loaned us a total of 50,576 million euros (54,633 million euros at December 31, 2019), of which 10,693 million euros (11,159 million euros at December 31, 2019) was loaned to us by Telefónica Europe, B.V. and 32,802 million euros (35,814 million euros at December 31, 2019) was loaned to us by Telefónica Emisiones S.A.U., our financing subsidiaries devoted to raising funds in the capital markets, 6,311 million euros (7,068 million euros at December 31, 2019) was loaned by us to Telfisa Global, B.V., our financing subsidiary charged with centralizing and managing the cash pooling of our subsidiaries in Latin America, Europe and the United States, 599 million euros (592 million euros at December 31, 2019) was loaned to us by Telefónica Participaciones, S.A.U. and 171 million euros was granted to us by Telefónica de Argentina, S.A.

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
The following unresolved legal proceedings or those underway in 2020 are highlighted (see “—(b) Tax Proceedings” below and Note 25 to the Consolidated Financial Statements for information on significant tax-related cases).
Appeal against the decision by Agencia Nacional de Telecomunicações (“ANATEL”) regarding the inclusion of interconnection and network usage revenues in the Fundo de Universalização de Serviços de Telecomunicações (“FUST”)
Vivo Group operators (currently "Telefónica Brasil"), together with other cellular operators, appealed ANATEL’s decision of December 16, 2005, to include interconnection and network usage revenues and expenses in the calculation of the amounts payable into the FUST (Fundo de Universalização de Serviços de Telecomunicações) –a fund which pays for the obligations to provide Universal Service– with retroactive application from 2000. On March 13, 2006, Regional Federal Court no. 1. granted a precautionary measure which stopped the application of ANATEL’s decision. On March 6, 2007, a ruling in favor of the wireless operators was issued, stating that it was not appropriate to include the revenues received by transfer from other operators in the taxable income for the FUST’s calculation and rejecting the retroactive application of ANATEL’s decision. On January 26, 2016, ANATEL filed an appeal to overturn this decision with Brasilia Regional Federal Court no. 1, which was also dismissed. On May 10, 2017 ANATEL appealed to the higher courts on the merits of the case.

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

Appeal against the Decision of the European Commission dated January 23, 2013, to sanction Telefónica for the infringement of Article 101 of the Treaty on the functioning of the European Union
On January 19, 2011, the European Commission initiated formal proceedings to investigate whether Telefónica, S.A. (Telefónica) and Portugal Telecom SGPS, S.A. (Portugal Telecom) had infringed European Union anti-trust laws with respect to a clause contained in the sale and purchase agreement of Portugal Telecom’s ownership interest in Brasilcel, N.V., a joint venture in which both companies were venturers and which was the owner of the Brazilian company Vivo.
On January 23, 2013, the European Commission passed a ruling on the formal proceedings. The ruling imposed a fine on Telefónica in the amount of 67 million euros, as the European Commission ruled that Telefónica and Portugal Telecom committed an infraction of Article 101 of the Treaty on the Functioning of the European Union for having entered into the agreement set forth in Clause Nine of the sale and purchase agreement of Portugal Telecom’s ownership interest of Brasilcel, N.V.
On April 9, 2013, Telefónica filed an appeal for annulment of this ruling with the European Union General Court. On August 6, 2013, the European Union General Court notified Telefónica of the response issued by the European Commission, in which the European Commission reaffirmed the main arguments of its ruling and, specifically, that Clause Nine includes a competition restriction. On September 30, 2013, Telefónica filed its reply. On December 18, 2013, the European Commission filed its appeal.
A hearing was held on May 19, 2015, at the European Union General Court.
On June 28, 2016, the European Union General Court ruled. Although it declared the existence of an infringement of competition law, it annulled Article 2 of the contested Decision and required the European Commission to reassess the amount of the fine imposed. The General Court considered that the European Commission has not neutralized the allegations and evidences provided by Telefónica on services in which there was not potential competition or were outside the scope of Clause Nine.
Telefónica understands that there are grounds for believing that the ruling does not suit at law; consequently, it filed an appeal to the Court of Justice of the European Union, on September 11, 2016.
On November 23, 2016, the European Commission filed its response against the Telefónica's appeal. On January 30, 2017, Telefónica filed its response. On March 9, 2017, the European Commission filed its rejoinder.
On December 13, 2017, the General Court dismissed the appeal filed by Telefónica. The European Commission must issue a new resolution in accordance with the judgment of the General Court of June 2016, which urged the Commission to recalculate the amount of the fine.
Decision by the High Court regarding the acquisition by Telefónica of shares in Český Telecom by way of a tender offer
Venten Management Limited ("Venten") and Lexburg Enterprises Limited ("Lexburg") were non-controlling shareholders of Cesky Telecom. In September 2005, both companies sold their shares to Telefónica in a mandatory tender offer. Subsequently, Venten and Lexburg, in 2006 and 2009, respectively, filed actions against Telefónica claiming a higher price than the price for which they sold their shares in the mandatory tender offer.
On August 5, 2016, the hearing before the High Court in Prague took place in order to decide the appeal against the second decision of the Municipal Court, which had been favorable to Telefónica's position (as was also the case with the first decision of the Municipal Court). At the end of the hearing, the High Court announced the Second Appellate Decision by which it reversed the second decision of the Municipal Court and ordered Telefónica to pay 644 million Czech korunas (approximately 23 million euros) to Venten and 227 million Czech korunas (approximately 8 million euros) to Lexburg, in each case plus interest.
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
Claim by Entel against Telefónica de Argentina, S.A.
In 1999, Entel (the National Telecommunications Company of Argentina before its privatization) sued Telefónica de Argentina, S.A. ("TASA"), who was the licensee of the telecommunications service after the privatization process, seeking detailed and documented accounting and reimbursement of the amounts that it received from and on behalf of Entel after assuming the telecommunications service as a licensee, and of the amounts deducted as commissions.
In general terms, the items in dispute were the amounts that TASA charged on behalf of Entel soon after having taken possession as a licensee of the telecommunications service (i.e., the consumptions charges for telecommunications services from prior customers of Entel, either billed or unbilled, but pending payment at the time of the privatization). Entel also challenged the commissions that TASA discounted to Entel in exchange for the service of collection of fees on behalf of Entel. Additionally, Entel also claimed several credits received by TASA, which allegedly belonged to Entel and had not been transferred to TASA in the privatization process.
TASA replied arguing the inadmissibility of the accountability request, since such amounts had previously been submitted to the Entel Liquidating Commission without being timely challenged.
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
Although this judicial decision was appealed, TASA's appeal was dismissed by the Court of Appeals in October 2017, confirming, to a large extent, the accounting of Entel and the court-appointed expert, but also ordering Entel to recalculate the interest. Specifically, the resolution of the Court accepted certain concepts that TASA had questioned and the application of a "judicial" interest rate (average passive rate), which implies a daily capitalization component, in detriment of the rate set forth in the privatization specifications which set a simple annual interest of 8% (which had even been used by the court-appointed expert and Entel in their calculations).
On February 22, 2018, Entel submitted the new principal and interest calculations required by the judge, claiming an amount of 1,689 million Argentine pesos (approximately 39 million euros at exchange rates on December 31, 2018).
The resolution of the Court of Appeals exhausted the ordinary remedies available. TASA filed an extraordinary appeal, which was rejected in November 2017. TASA has submitted an exceptional appeal before the Argentine Supreme Court, although this appeal does not suspend the potential execution by Entel of prior rulings against TASA.
On March 26, 2019, the Court of First Instance finally ruled to approve the amounts that ENTEL had submitted totaling 1,689 million Argentine pesos (approximately 35 million euros at exchange rates as of that date). The ruling of the Court of First Instance was confirmed by the Court of Appeals. In September 2020, ENTEL requested the court to update such amount to 3,833 million Argentine pesos (approximately 37 million euros at exchange rates as of that date).
On December 29, 2020, TASA paid 1,689 million Argentine pesos (approximately 16 million euros at exchange rates as of that date) based on the amount approved by the Court of First Instance in March 2019. The court will have to decide on the difference between the 1,689 million Argentine pesos paid and the 3,833 million Argentine pesos (approximately 37 million euros at exchange rates as of that date) requested by ENTEL.

Appeal against the resolution of ANATEL to sanction Telefónica Brasil for breaches of the Fixed Telephony Regulation
In May 2018, Telefónica filed a judicial action for annulment against a resolution issued by ANATEL (the National Telecommunications Agency of Brazil) in March 2018 concluding the PADO (“Processo Administrativo para Apuração de Descumprimento de Obrigações” or Administrative Process for Determination of Non-compliance with Obligations) investigating alleged infractions of the Fixed Telephony Regulation by Telefônica Brasil.
This PADO investigation had been suspended during the negotiations of the TAC (“Termo de Ajustamento de Conduta” or Conduct Adjustment Term) between Telefónica and ANATEL relating to this and certain other PADO investigations. Since the negotiations concluded without agreement, the suspended PADO sanctioning procedures were reactivated and finalized.
In its resolution of March 2018, ANATEL considered that Telefónica Brasil committed several infractions, in particular those related to the inadequate notice of suspension of services to defaulting users, the terms of reactivation of services after payment of outstanding amounts by defaulting users and the disagreement with the terms of refunds claimed by users of the services.
The fine imposed by ANATEL and appealed by Telefónica Brasil is approximately 211 million Brazilian reals (approximately 33 million euros), which amounted to approximately 516 million Brazilian reals after currency value updates and accrued interest as of December 31, 2020 (approximately 81 million euros).
Telefónica Brasil has appealed the fine imposed by ANATEL based, fundamentally, on the following arguments: (i) ANATEL should have considered a smaller universe of users to determine the fine and (ii) the calculation of the fine is disproportionate and based on insufficient grounds.
Telefónica Brasil has not yet paid the fine, although Telefónica Brasil has guaranteed its payment through a guarantee insurance submitted to the court.
As of the date of this Annual Report, there has been no conciliation and the proceeding is following its normal course.
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
On July 3, 2020, Colombia filed its reply to the claim filed by Telefónica before the ICSID.
On November 2, 2020, Telefónica presented its response to Colombia's reply.

Telefónica's lawsuit against Millicom International Cellular for default in the sale of Telefónica Costa Rica

Telefónica, S.A. (Telefónica) and Millicom International Cellular, S.A. (Millicom) reached an agreement on February 20, 2019 for the purchase and sale of the entire capital stock of Telefónica de Costa Rica TC, S.A.

In March 2020, Telefónica informed Millicom that, once the pertinent regulatory authorizations had been obtained and all the other conditions established in the aforementioned agreement for the execution of the sale had been completed, the execution of the contract and the closing of the transaction should be in April 2020.

Millicom expressed its refusal to proceed with the closing, arguing that the competent Costa Rican administrative authorities had not issued the appropriate authorization.

On May 25, 2020, Telefónica filed a lawsuit against Millicom before the New York Supreme Court, considering that Millicom had breached the terms and conditions established in the sale contract, demanding compliance with the provisions of the aforementioned agreement, and compensation for all damages that this unjustified breach could cause to Telefónica.

On June 29, 2020, Millicom filed a Motion to Dismiss, to which Telefónica replied on July 8, 2020.

On August 3, 2020, Telefónica submitted an amendment to the lawsuit, removing the requirement to comply with the provisions of the sale and purchase contract and requesting only compensation for all damages that the unjustified breach of said agreement could cause Telefónica.

On January 5, 2021, the Motion to Dismiss filed by Millicom in June 2020 was dismissed by the New York Supreme Court.
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
Though the maximum duration for the tax inspection procedures is 27 months and due to the official publication of the Royal Decree 3/2020 of March 17 as result of COVID-19, the regular procedures were suspended between March 14 and June 1, 2020, implying the extension of the deadline towards December 2021.
In relation to the inspection proceeding of Corporate Income Tax for years 2008 to 2011, on January 23, 2019 Telefónica was notified of a resolution issued by the Spanish Central Economic-Administrative Tax Court (Tribunal Económico-Administrativo Central) which partially upheld the claims brought by Telefónica against the assessments relating to the 2008-2011 Corporate Income Tax Audit.
On March 15, 2019, Telefónica announced that it had been notified of an Execution Notice issued by the Agencia Estatal de Administración Tributaria in connection with the Spanish Central Economic-Administrative Tax Court resolution (which had partially upheld the claims filed by Telefónica against the assessments pertaining to the 2008-2011 Corporate Income Tax Audit). Said Execution Notice ordered a 702 million euros refund to Telefónica, pertaining to overpayments made in those tax years, which was paid to Telefónica at that date. Telefónica filed an appeal with the Central Economic-Administrative Tax Court against the Execution Notice. Such appeal was resolved favorably to Telefónica's interests on June 13, 2019, resulting in a new refund of201 million euros related to compensating interest which was recorded as Corporate income tax in the 2019 income statement. Telefónica received this payment in July 2019.
In relation to the inspection proceedings of Corporate Tax for the years 2005 to 2007 and 2008 to 2011, which ended in 2012 and 2015, respectively, Telefónica continues to dispute the criteria used for the accounting of Net Operating Losses and deductions. The case is pending before the National Audience.
As a result of the ongoing inspection process and the pending tax years to be inspected, it is not considered that there is a need to recognize additional liabilities in the consolidated financial statements.

Telefónica Brazil
State taxes
The Telefónica Group is involved in a range of tax litigation in Brazil over direct and indirect taxes (including those relating to GVT). This includes a number of appeals relating to ICMS tax (a tax similar to VAT, levied on telecommunications services). There is a dispute with the Brazilian tax authorities over which services should be subject to this tax.
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
All related procedures are being contested in all instances (administrative and court proceedings). The aggregate amount of the relevant proceedings, updated to take into account interest, fines and other items, is approximately 17,446 million Brazilian reais (approximately 2,736 million euros at the exchange rate of December 31, 2020, see Note 24 to the Consolidated Financial Statements), 15,460 million Brazilian reais on December 31, 2019 (approximately 3,416 million euros at the exchange rate on that date). Telefónica Brazil has obtained independent expert reports supporting its position, i.e. that the aforesaid services are not subject to ICMS.
Federal taxes
In addition, there are possible contingencies in relation to the income tax federal taxes for the total amount of 16,873 million Brazilian reais as of December 31, 2020 (approximately 2,647 million euros at the exchange rate on that date), 9,895 million Brazilian reais as of December 31, 2019 (approximately 2,186 million euros at the exchange rate on that date), mainly related to the tax amortization in Brazil in the years 2011 to 2017 of the goodwill originated in the acquisitions of Vivo and GVT and their subsequent merger with Telefónica Brasil. These proceedings are at the administrative and judicial stage and no provisions have been made since the potential risk associated with them has been classified as "not probable" and Telefónica Brazil has received independent expert reports that support this view.

There are other probable contingencies in relation to the income tax federal taxes for the total amount of 96 million Brazilian reais as of December 31, 2020 (approximately 15 million euros at the exchange rate on that date), 87 million Brazilian reais as of December 31, 2019 (approximately 14 million euros at the exchange rate on that date). The Company has recognized a provision for this amount.

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
With regard to these tax matters, in July 2019 Telefónica del Perú received notification of two rulings of the Supreme Court on the contentious administrative appeals of the 2000 and 2001 financial years. These rulings do not definitively resolve some of the main issues that both litigations deal with when partial nullity of the previous rulings is declared, and therefore the issues must be returned back to the Superior Court, lower instance, to be judged again.
However, to the extent that there have been some adjustments over which the judgments are pronounced (positively for the company in relation to the deductibility of the rental of public spaces and negative in the case of the deductibility of certain financial charges), the company recorded in its financial statements of 2019 an additional provision of 580 million Peruvian nuevo sol (approximately 154 million euros at the exchange rate as of December 31, 2019).
In addition, in January 2020 Telefónica del Perú received a notification of the Supreme Court ruling regarding insolvency provisions, annulling, as for the year 1998, the ruling of the court of second instance for 2000-2001 and returning the case to the court of first instance which declared the appeal unfounded. However, Telefónica del Perú has filed a cassation appeal against said judgment.
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

Given the sentences and rulings handed down in June and August 2015, the Group recognized a provision in the 2015 consolidated financial statements, provision that at December 31, 2020 reached, including interest accrued and the additional provision recognized in 2019, a total amount of 2,407 million Peruvian soles (approximately 542 million euros at the exchange rate of December 31, 2020). See Note 24 to the Consolidated Financial Statements.
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
The Telefónica Group, under this regulation, has been amortizing for tax purposes the financial goodwill from its investments, both direct and indirect, in O2, BellSouth and ColTel (prior to December 21, 2007) and Vivo (acquired in 2010). The positive accumulated effect of the corresponding settlements of corporate income tax from 2004 to the closing of December 31, 2020, was 1,716 million euros.
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
As of the date of this Annual Report, the three decisions continue to be subject to a final ruling. The first two were initially annulled by two judgments of the General Court of the European Union, which were appealed by the EC in the Court of Justice of the European Union and sent again to the General Court in December 2016, which ruled on November 15, 2018, confirming the applicability of the principle of legitimate expectations, but considered the "goodwill amortization" as state aid not compatible with the common market. The third decision remains pending a judgment from the court of first instance.
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
Notwithstanding the fact that the company understands that the principle of legitimate expectations in relation to this tax incentive applies, in relation to tax-amortized goodwill through the purchase of some companies for which the applicability of the legitimate expectations principle is questioned, mainly VIVO, the Group has decided to continue provisioning the amount of the goodwill amortized for tax purposes, which amounted to 420 million euros as of December 31, 2020 (352 million euros as of December 31, 2019).
Years open for inspection
Years open for inspection in the Group companies
The years open for review by the tax inspection authorities for the main applicable taxes vary from one consolidated company to another, based on each country’s tax legislation, taking into account their respective statute of limitations periods. In Spain the taxes from 2014 onwards are open to inspection.
In the other countries in which the Telefónica Group has a significant presence, the years open for inspection by the relevant authorities are generally as follows:
•The last twelve years in Germany.
•The last seven years in the United Kingdom.
•The last seven years in Argentina.
•The last five years in Brazil, Mexico, Colombia, Uruguay and the Netherlands.
•The last four years in Peru and Costa Rica.
•Since 2016, the statute of limitation in Venezuela is six years.
•The last three years in Chile, Ecuador, El Salvador and the United States.
The tax inspection of the open years is not expected to give rise to additional material liabilities for the Group.
(c) Other Proceedings
The Group is currently cooperating with governmental authorities (and, where appropriate, conducting the relevant internal investigations) regarding requests for information potentially related, directly or indirectly, to possible violations of applicable anti-corruption laws. Telefónica believes that, considering the size of the Group, any potential penalty as a result of matters relating to those specific information requests would not materially affect the Group's financial condition.
Dividend information and shareholders’ return
Dividend background
The table below sets forth the annual dividends declared per share and the year to which such dividends correspond. Generally, the dividend for a given year is paid in two tranches, one in the second half of the relevant year and the other during the first half of the following year.

Year ended December 31,	Dividends per share (euro)
2020 (1)	0.40
2019 (2)	0.40
2018 (3)	0.40
2017 (4)	0.40
2016 (5)	0.55

(1) Company’s shareholder remuneration in 2020 consists of paying a dividend of up to 0.40 euros per share in scrip dividend: a scrip dividend of up to 0.20 euros was paid in December 2020, consisting of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, and a subsequent capital increase by means of the issue of new shares to fulfill said allotments. The second tranche of the dividend will be paid in the second quarter of 2021.

(2) Company’s shareholder remuneration in 2019 consists of paying a dividend of up to 0.40 euros per share. A cash dividend of 0.20 euros was paid on December 19, 2019. A scrip dividend of up to 0.20 euros was paid in June 2020, consisting of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, and a subsequent capital increase by means of the issue of new shares to fulfill said allotments.

(3) Company’s shareholder remuneration in 2018 consists of paying a dividend of 0.40 euros per share. A cash dividend of 0.20 euros was paid on December 20, 2018. The second tranche of the dividend of 0.20 euros per share was paid in cash on June 20, 2019.

(4)     Company’s shareholder remuneration in 2017 consists of paying a dividend of 0.40 euros per share. A cash dividend of 0.20 euros was paid on December 14, 2017. The second tranche of the dividend of 0.20 euros per share was paid in cash on June 15, 2018.
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
Treasury shares and share buybacks
We have performed, and may consider performing, transactions with treasury shares and financial instruments or contracts that confer the right to acquire treasury shares or assets whose underlying is Company’s shares.
Treasury share transactions will always be for legitimate purposes, including:
•undertaking treasury share acquisitions approved by the Board of Directors or pursuant to General Shareholders’ Meeting resolutions;
•honoring previous legitimate commitments assumed;
•covering requirements for shares to allocate to employees and management under stock option plans; and
•other purposes in accordance with prevailing legislation. In the past, treasury shares purchased on the stock market were exchanged for other shares or securities (as in the case of preferred capital securities), swapped for stakes in other companies (e.g. China Unicom, Telco, S.p.A., or Telefônica Brasil in 2015) or acquired to reduce the number of shares in circulation (by redeeming the shares acquired), thereby improving earnings per share.
For a description of transactions on treasury shares, see Note 17 (h) to our Consolidated Financial Statements and “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchaser”.

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

At December 31, 2020, 115,460,968 of our shares were held in the form of ADSs by 550 holders of record, including Cede & Co., the nominee of Depository Trust Company (“DTC”). The number of ADSs outstanding was 103,770,041 at December 31, 2019.
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
Spanish Securities Market Legislation
The Spanish Securities Markets Act (Ley del Mercado de Valores, or the “LMV”), enacted in 1988 and further amended, regulates the primary and secondary securities markets in Spain by establishing principles for their organization and operation, rules governing the activities of persons and institutions operating in these markets and a system for their supervision. This legislation and the regulation implementing it (mainly, as far as private issuers are concerned, the Royal Legislative Decree 4/2015, of October 23, approving the restated text of the LMV, the Royal Decree 1310/2005, of November 4, in relation to the issuance of securities and its admission to listing in official secondary markets, and Royal Decree 1362/2007, of October 19, concerning the transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market):
•establishes an independent regulatory authority, the CNMV, to supervise the securities markets;
•establishes the rules for surveillance, supervision and sanction provided for the representation of transferable securities by book entries or by certificate;
•establishes a framework for the issuance of securities;
•establishes a framework for trading activities;
•establishes the disclosure obligations of issuers, particularly the obligation to file annual audited financial statements and to make public quarterly financial information;
•establishes the framework for tender offers;
•establishes the code of conduct for all market participants; and
•regulates market abuse infringements.
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
On December 3, 2014, Law 31/2014, amending the Spanish Corporation Act was enacted. This law introduced changes in matters related to general shareholders’ meetings, and shareholders rights. It also modified the legal status of members of the Board of Directors, including their compensation, practices and composition and set forth new rules on the composition of Board Committees.
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
On December 28, 2018, Law 11/2018 was approved, modifying the Spanish Commercial Code, the revised text of the Spanish Companies Act approved by Royal Legislative Decree 1/2010, of July 2, and Law 22/2015, of July 20, on Audit of Accounts, on non-financial information and diversity. Its main objective is to fully incorporate in Spain EU Directive 2014/95/EU of the European Parliament and of the Council, of October 22, 2014 amending Directive 2013/34/EU as regards disclosure of non-financial and diversity information by certain large undertakings and groups.
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
Trading hours for block trades are also from 9:00 a.m. to 5:30 p.m. Between 5:30 p.m. and 8:00 p.m., certain trades may occur outside the computerized matching system without prior authorization from Sociedad de Bolsas, S.A. at a price within the range of 5% above the higher of the average price and closing price for the day and 5% below the lower of the average price and closing price for the day if there are no outstanding bids or offers, respectively, on the system matching or bettering the terms of the proposed off-system transaction and, if, among other things, the trade involves more than 300,000 euros and more than 20% of the average daily trading volume of the stock during the preceding three months. These trades must also relate to individual orders from the same person or entity and be reported to the Sociedad de Bolsas, S.A. before 8:00 p.m. At any time, trades may take place (with the prior authorization of the Sociedad de Bolsas, S.A.) at any price if:
•the trade involves more than 1.5 million euros and more than 40% of the average daily volume of the stock during the preceding three months;

•the transaction derives from a merger or spin-off process, or from the reorganization of a group of companies;
•the transaction is executed for the purposes of settling a litigation or completing a complex group of contracts; or
•Sociedad de Bolsas, S.A. finds other justifiable cause.
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
Iberclear is regulated by the Spanish Securities Act and where appropriate by Royal Decree 505/1987 of April 3, 1987, Royal Decree 166/1992 of February 14, 1992, and by any other related regulation. This company, which is a wholly owned subsidiary of Bolsas y Mercados Españoles, Sociedad Holding de Mercados y Sistemas Financieros, S.A. (Bolsas y Mercados Españoles), has the following functions:
•Keeping accounting records in the form of book entries of securities traded in Securities Markets or in public debt markets, and securities traded in other secondary official markets or multilateral trading facilities, at the request of their governing bodies.
•Keeping accounting records of other securities not listed for trading in secondary official markets, regulated markets or multilateral trading facilities, at the request of their governing bodies.
•To manage settlement and, if necessary, clearing of securities and cash deriving from transactions executed on securities.
•To render technical and operating services directly related to those of registration, clearing and settlement of securities and any others required for Iberclear to collaborate and coordinate its actions with other areas and systems of registration, clearing and settlement of securities, for which it may have to be authorized under the Rules of Central Securities Depositories.
•Any other duties assigned by the Spanish Government, subject to prior reports from the CNMV and, if applicable, the Bank of Spain.
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
Brokerage commissions are not regulated. Brokers’ fees, to the extent charged, will apply upon transfer of title of shares from the Depositary to a holder of ADSs in exchange for such ADSs, and upon any later sale of such shares by such holder. Transfers of ADSs do not require the participation of an official stockbroker. The Deposit Agreement provides that holders depositing shares with the Depositary in exchange for ADSs or withdrawing shares in exchange for ADSs will pay the fees of the official stockbroker or other person or entity authorized under Spanish law applicable both to such holder and to the Depositary.
In 2015, due to changes introduced into the applicable legislation, Bolsas y Mercados Españoles developed a Clearing and Settlement Reform in Spain, implemented throughout 2016 and 2017 in two main phases:
•on April 27, 2016, when a new Central Counterparty (CCP) was implemented and the new platform for equity settlement was introduced; and
•on September 18, 2017, when the Fixed Income settlement system was introduced to the new platform and the TARGET2-Securities (TS2) was implemented.
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
Corporate Objectives
Article 5 of Title I of our bylaws sets forth our corporate purposes:
•The provision and operation of all kinds of public or private telecommunications services and, for such purpose, the design, installation, maintenance, repair, improvement, acquisition, disposition, interconnection, management, administration of, and any other activity not included in the preceding enumeration with respect to, all kinds of telecommunications networks, lines, satellites, equipment, systems and technical infrastructure whether now existing or to be created in the future, including the premises in which any and all of the foregoing items are located;
•the provision and operation of all kinds of services that are ancillary or supplemental to or result from telecommunications services;
•the research and development, promotion and application of all kinds of component principles, equipment and systems directly or indirectly used for telecommunications;
•manufacturing and production activities and, in general, all other forms of industrial activity in connection with telecommunications; and
•the acquisition, disposition and, in general, all other forms of commercial activity in connection with telecommunications.
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
Description of Our Capital Stock
Description of share capital
At February 25, 2021, our issued share capital consisted of 5,526,431,062 ordinary registered shares with a nominal value of 1.00 euro each.
Our shareholders delegated to the Board of Directors the authority to issue up to 2,596,065,843 new shares (equal to half of Telefónica’s share capital on June 12, 2020, the date of the authorization). The Board of Directors is authorized to exclude preemptive rights, in whole or in part, pursuant to the applicable provisions of the Spanish Corporation Act. However, the power to exclude pre-emptive rights is limited to shares amounting to up to20% of the share capital on June 12, 2020, the date of the authorization. The Board’s authorization to issue new shares expires on June 12, 2025.
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
Restrictions on foreign investment
Exchange controls and foreign investments are regulated under Law 19/2003, of July 4 (“Law 19/2003”), as amended pursuant to Royal Decree-Law 8/2020, of March 17, Royal Decree-Law 11/2020, of March 31 and Royal Decree-Law 34/2020, of November 17. Foreign investments are generally liberalized unless they fall within the scope of article 7 bis of Law 19/2003, enacted in March 2020, or—only with respect to investments in the defense sector—article 11 of Royal Decree 664/1999, of 23 April.
Article 7 bis of Law 19/2003 establishes a screening mechanism for certain investments made by non-EU and non-EFTA residents, based on public order, public health and public security reasons (the “Screening Mechanism”). The Screening Mechanism aligns part of the Spanish foreign investment legal framework with Regulation (EU) 2019/452 of March 19, 2019 establishing a framework for the screening of foreign direct investments into the European Union. Certain provisions of Regulation (EU) 2019/452—such as the list of sectors affecting public order and public security or the definition of state-owned enterprises and other similar investors—are mirrored in the regulations establishing the Screening Mechanism.
The Screening Mechanism can be summarized as follows:
•Under the ordinary procedure, prior authorization from the Spanish Council of Ministers (Consejo de Ministros) is required to close foreign direct investments subject to it. The legal term to issue a decision is six months.

•On a transitional basis, until the Screening Mechanism is further developed, a fast-track 30-day procedure, whose resolution is to be issued by a lower-tier authority (the General Directorate for International Trade and Investments—Dirección General de Comercio Internacional e Inversiones), applies for investments (i) agreed but not closed prior to March 18, 2020; and (ii) those below 5 million euros. Investments below 1 million euros are not subject to the Screening Mechanism.
•Under both the ordinary and fast-track procedures, the investment will be deemed unauthorized if the relevant authority does not respond to the authorization request within the corresponding legal term.
For the purposes of the Screening Mechanism, the following persons are deemed to be “foreign investors”:
•non-EU and non-EFTA residents; and
•EU or EFTA residents beneficially owned by non-EU and non-EFTA residents. This occurs when non-EU and non-EFTA residents ultimately possess or control, directly or indirectly, more than 25% of the share capital or voting rights of the investor, or otherwise exercise control, directly or indirectly, over the investor.
In addition, effective November 19, 2020 and until June 30, 2021, the following persons will also be deemed to be “foreign investors”, provided they invest in listed companies or the investment value exceeds 500 million euros—for investments in private companies:
•EU and EFTA residents in countries other than Spain, and
•Spanish residents beneficially owned by EU or EFTA residents in countries other than Spain, that is, those in which a EU or EFTA resident other than in Spain ultimately owns or controls more than 25% of the share capital or voting rights of, or otherwise exercises control over, the Spanish resident.
Foreign direct investments ("FDI") are:
•investments that result in a foreign investor reaching a stake of at least 10% of the share capital of a Spanish company; and
•any corporate transaction, business action or legal transaction which enables effective participation in the management or control of a Spanish company.
Not all foreign direct investments are subject to the Screening Mechanism. Investors are subject to the Screening Mechanism only if they qualify as FDI and the investment is made in one of the critical sectors or—only where the investor is a Non-UE or non-EFTA investor—by investors that meet certain subjective criteria regardless of the business of the target.
Foreign direct investments in the following sectors are subject to the Screening Mechanism:
•Critical infrastructure, whether physical or virtual, including energy, transport, water, health, communications, media, data processing or storage, aerospace, defense, electoral or financial infrastructure, and sensitive facilities, as well as land and real estate crucial for the use of such infrastructure.
•Critical technologies and dual use items as defined in point 1 of Article 2 of Council Regulation (EC) No 428/2009, including artificial intelligence, robotics, semiconductors, cybersecurity, aerospace, defense, energy storage, quantum and nuclear technologies as well as nanotechnologies and biotechnologies.
•Supply of critical inputs, including energy or raw materials, as well as food security.
•Sectors with access to sensitive information, including personal data, or the ability to control such information.
•Media.
•Other sectors designated by the Spanish government from time to time that may affect public security, order or health.
We are engaged in activities that are included in one or more sectors listed above. As such, FDI in Telefónica may be subject to the Screening Mechanism if the conditions described in this section are satisfied.
Foreign direct investments by the following non-EU and non-EFTA investors are also subject to the Screening Mechanism, regardless of the business of the target:

•Investors directly or indirectly controlled by a non-EU and non-EFTA government, including state bodies, armed forces or sovereign wealth funds; the possibility of exercising decisive influence as a result of an agreement or through the ownership of shares or interests in another person (directly or indirectly) is deemed to constitute “control” for these purposes.
•Investors that have already made an investment affecting national security, public order or public health in another EU Member State, including an investment in any of the above-mentioned sectors.
•If there is a serious risk that the investor engages in illegal or criminal activities affecting national security, public order or public health in Spain.
In addition, article 11 of Royal Decree 664/1999, of April 23, establishes that FDI carried out by non-residents in companies engaged in activities qualified as relevant for national defense, will be subject to the Screening Mechanism.
Gun jumping the Screening Mechanism will render the transaction invalid and without any legal effect until the required authorization is obtained. In addition, fines up to the value of the investment could be imposed.
In addition, Royal Decree 664/1999, of April 23, establishes that non-Spanish foreign investors who are not resident in a tax haven are required to file a notification with the Spanish Registry of Foreign Investments following an investment or divestiture, if any, solely for statistical, economic and administrative purposes. Where the investment or divestiture is made in shares of Spanish companies listed on any of the Spanish Stock Exchanges, the duty to provide notice of a foreign investment or divestiture lies with the relevant entity with whom the shares (in book-entry form) have been deposited or which has acted as an intermediary in connection with the investment or divestiture.
If the foreign investor is a resident of a tax haven, as defined under Spanish law (Royal Decree 1080/1991, of July 5), notice must be provided to the Registry of Foreign Investments prior to making the investment, as well as after consummating the transaction. However, prior notification is not necessary in the following cases:
•investments in listed securities, whether or not trading on an official secondary market;
•investments in participations in investment funds registered with the CNMV; and
•foreign shareholdings that do not exceed 50.0% of the capital of the Spanish company in which the investment is made.
Additional regulations to those described above apply to investments in some specific industries, including air transportation, mining, manufacturing and sales of weapons and explosives for civil use and national defense, radio, television, telecommunications and gambling. These restrictions do not apply to investments made by EU residents, other than investments by EU residents in activities relating to the Spanish defense sector or the manufacturing and sale of weapons and explosives for non-military use.
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
Reporting Requirements
According to Royal Decree 1362/2007 of October 19 on the disclosure of significant stakes in listed companies (“Royal Decree 1362/2007”), which was modified by Royal Decree 878/2015, the acquisition or disposition of shares of Telefónica must be reported within four trading days of the acquisition or disposition to Telefónica and the CNMV, where:
•in the case of an acquisition, the acquisition results in that person or group holding a number of voting rights in Telefónica that reaches or surpasses 3% (or 5%, 10%, 15%, 20%, 25%, 30%, 35%, 40%, 45%, 50%, 60%, 70%, 75%, 80% or 90%) of Telefónica’s total number of voting rights; or
•in the case of a disposal, the disposition reduces the number of voting rights held by a person or group below a threshold of 3% (or 5%, 10%, 15%, 20%, 25%, 30%, 35%, 40%, 45%, 50%, 60%, 70%, 75%, 80% or 90%) of Telefónica’s total number of voting rights.
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
Moreover, pursuant to Regulation (EU) No. 236/2012, where the CNMV considers that (i) there are adverse events or developments that constitute a serious threat to financial stability or to market confidence (serious financial, monetary or budgetary problems, which may lead to financial instability, unusual volatility causing significant downward spirals in any financial instrument, etc.); and (ii) the measure is necessary and will not be disproportionately detrimental to the efficiency of financial markets in view of the advantages sought, it may, following consultation with the European Securities and Market Authority (“ESMA”), take any one or more of the following measures:
•impose additional notification obligations by either (a) reducing the thresholds for the notification of net short positions in relation to one or several specific financial instruments; and/or (b) requesting the parties involved in the lending of a specific financial instrument to notify any change in the fees requested for such lending; and
•restrict short selling activity by either prohibiting or imposing conditions on short selling.
On March 16, 2020, pursuant to the authority granted by Regulation 236/2012, and in the context of the COVID-19 (coronavirus) pandemic, the CNMV issued a decision to temporarily ban transactions on securities and financial instruments that create or increase a net short position on shares of Spanish companies listed on Spanish stock exchanges. This ban applied from March 17 until May 18, 2020.
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
In that regard, on March 16, 2020, ESMA temporarily lowered the initial notification threshold of net short positions in relation to the issued share capital of companies to which Regulation (EU) No. 236/2012 applies (which includes Telefónica) from 0.2% to 0.1% of the relevant issuer’s share capital for a three-month period ending on June 17, 2020. Such measure has been subsequently extended by ESMA through several ensuing decisions until, for the time being, March 19, 2021.
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
Acquisition of Own Shares
Pursuant to Spanish corporate law, we may only repurchase our own shares within certain limits and in compliance with the following requirements:
•the repurchase must be authorized by the general shareholders’ meeting by a resolution establishing the maximum number of shares to be acquired, the minimum and maximum acquisition price and the duration of the authorization, which may not exceed five years from the date of the resolution; and
•the repurchase, including any shares already held by us or a person acting on our behalf, must not bring our net worth below the aggregate amount of our share capital and legal reserves.
For these purposes, net worth means the amount resulting from the application of the criteria used to draw up the financial statements, subtracting the amount of profits directly imputed to that net worth, and adding the amount of share capital subscribed but not called and the share capital par and issue premiums recorded in our accounts as liabilities. In addition:
•the aggregate par value of the shares directly or indirectly repurchased, together with the aggregate par value of the shares already held by us and our subsidiaries, must not exceed 10% of our share capital; and
•the shares repurchased must be fully paid and must be free of ancillary contributions (prestaciones accesorias).
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
•debt financial instruments exchangeable into equity instruments; or
•employee share option programs or other allocations of shares to employees of the issuer or an associated company.
CNMV Circular 1/2017, dated April 26, on liquidity contracts entered into by issuers with financial institutions for the management of its treasury shares, as amended by CNMV Circular 2/2019, dated November 27, governs the disclosure requirements for issuers and the rules of conduct to be followed by financial intermediaries when trading under a liquidity agreement for these trades to benefit from the safe harbor provided by such Circular and qualify as an accepted market practice for the purposes of market abuse regulations.
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
At December 31, 2020, we held 98,231,380 shares of treasury stock, representing 1.77748% of our capital stock. At December 31, 2019, we held 77,562,635 shares of treasury stock, representing 1.49385% of our capital stock. As a part of our shareholders’ remuneration policy, we implemented various share buyback programs since 2003 to 2009. For further description about our shareholders’ return, see “Item 8. Financial Information—Dividend Information and Shareholders’ Return.”
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
Mandatory public tender offers must be launched for all the shares of the target company or other securities that might directly or indirectly give the right to subscription thereto or acquisition thereof (including convertible and exchangeable bonds) at an equitable price and not subject to any conditions when any person acquires control of a Spanish company listed on the Spanish Stock Exchanges, whether such control is obtained:
•by means of the acquisition of shares or other securities that directly or indirectly give voting rights in such company;
•through agreements with shareholders or other holders of said securities; or

•as a result of other situations of equivalent effect as provided in the regulations (i.e., indirect control acquired through mergers, share capital decreases, target’s treasury stock variations or securities exchange or conversion, etc.).
A person is deemed to have obtained the control of a target company, individually or jointly with concerted parties, whenever:
•it acquires, directly or indirectly, a percentage of voting rights equal to or greater than 30%; or
•it has acquired a percentage of less than 30% of the voting rights and appoints, in the 24 months following the date of acquisition of said percentage, a number of directors that, together with those already appointed, if any, represent more than one-half of the members of the target company’s board of directors. Regulations also set forth certain situations where directors are deemed to have been appointed by the bidder or persons acting in concert therewith unless evidence to the contrary is provided.
Notwithstanding the above, Spanish regulations establish certain exceptional situations where control is obtained but no mandatory tender offer is required, including, among others:
•subject to the CNMV’s approval,
◦acquisitions or other transactions resulting from the conversion or capitalization of credits into shares of listed companies, the financial feasibility of which is subject to serious and imminent danger, even if the company is not undergoing bankruptcy proceedings, provided that such transactions are intended to ensure the company’s financial recovery in the long term; or
◦in the event of a merger, provided that those acquiring control did not vote in favor of the merger at the relevant general shareholders’ meeting of the offeree company and provided also that it can be shown that the primary purpose of the transaction is not the takeover but an industrial or corporate purpose; and
•when control has been obtained after a voluntary bid for all of the securities, if either the bid has been made at an equitable price or has been accepted by holders of securities representing at least 50% of the voting rights to which the bid was directed.
For the purposes of calculating the percentages of voting rights acquired, the regulations establish the following rules:
•percentages of voting rights corresponding to (i) companies belonging to the same group of the bidder; (ii) members of the board of directors of the bidder or of companies of its group; (iii) persons acting for the account of or in concert with the bidder (a concert party shall be deemed to exist when two or more persons collaborate under an agreement, be it express or implied, oral or written, in order to obtain control of the offeree company); (iv) voting rights exercised freely and over an extended period by the bidder under proxy granted by the actual holders or owners of such rights in the absence of specific instructions with respect thereto; and (v) shares held by a nominee, such nominee being understood as a third party whom the bidder totally or partially covers against the risks inherent in acquisitions or transfers of the shares or the possession thereof, will be deemed to be held by the bidder (including the voting rights attaching to shares that constitute the underlying asset or the subject matter of financial contracts or swaps when such contracts or swaps cover, in whole or in part, against the risks inherent in ownership of the securities and have, as a result, an effect similar to that of holding shares through a nominee);
•both the voting rights arising from the ownership of shares and those enjoyed under a usufruct or pledge or upon any other title of a contractual nature will be counted towards establishing the number of voting rights held;
•the percentage of voting rights shall be calculated based on the entire number of shares carrying voting rights, even if the exercise of such rights has been suspended; voting rights attached to treasury shares shall be excluded; and non-voting shares shall be taken into consideration only when they carry voting rights pursuant to applicable law; and
•acquisitions of securities or other financial instruments giving the right to the subscription, conversion, exchange or acquisition of shares which carry voting rights will not result in the obligation to launch a tender offer either until such subscription, conversion, exchange or acquisition occurs.

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
Voluntary tender offers may be launched when a mandatory offer is not required. Voluntary offers are subject to the same rules established for mandatory offers except for the following:
•they may be subject to certain conditions (such as amendments to the bylaws or adoption of certain resolutions by the target company, acceptance of the offer by a minimum number of securities, approval of the offer by the shareholders’ meeting of the bidder and any other deemed by the CNMV to be in accordance with law), provided that such conditions can be met before the end of the acceptance period of the offer; and
•they may be launched at any price, regardless of whether it is lower than the above-mentioned “equitable price”. However, if they are not launched at an equitable price and if the tender offer shares representing at least 50% of the voting rights are tendered in the offer (excluding voting rights already held by the bidder and those belonging to shareholders who entered into an agreement with the bidder regarding the tender offer), the bidder may become obliged to launch a mandatory tender offer.
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
Spanish regulations on tender offers set forth further provisions, including:
•subject to shareholder approval within 18 months from the date of announcement of the tender offer, the board of directors of a target company will be exempt from the rule prohibiting frustrating action against a foreign bidder whose board of directors is not subject to an equivalent passivity rule;
•defensive measures included in a listed company’s bylaws and transfer and voting restrictions included in agreements among a listed company’s shareholders will remain in place whenever the company is the target of a tender offer, unless the shareholders resolve otherwise (in which case any shareholders whose rights are diluted or otherwise adversely affected will be entitled to compensation at the target company’s expense); and
•squeeze-out and sell-out rights will apply provided that following a tender offer for all the target’s share capital, the bidder holds securities representing at least 90% of the target company’s voting capital and the tender offer has been accepted by the holders of securities representing at least 90% of the voting rights other than those held by or attributable to the bidder previously to the offer.
Payment of Taxes
Holders of ordinary shares will be responsible for any taxes or other governmental charges payable on their ordinary shares, including any taxes payable on transfer. The paying agent or the transfer agent, as the case may be, may, and upon instruction from Telefónica, will:

•refuse to effect any registration of transfer of such ordinary shares or any split-up or combination thereof until such payment is made; or
•withhold or deduct from any distributions on such ordinary shares or sell for the account of the holder thereof any part or all of such ordinary shares (after attempting by reasonable means to notify such holder prior to such sale), and apply, after deduction for its reasonable expenses incurred in connection therewith, the net proceeds of any such sale to payment of such tax or other governmental charge. The holder of such ordinary shares will remain liable for any deficiency.
Dividends
Shareholders vote on final dividend distributions at the shareholders’ meeting. Distributable profits are equal to:
•net profits for the year; plus
•profits carried forward from previous years; plus
•distributable reserves; minus
•losses carried forward from previous years; minus
•amounts allocated to reserves as required by law or by our bylaws.
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
Football (soccer) License Agreements with La Liga/Mediapro and UEFA, respectively
On June 25, 2018, Telefónica was provisionally awarded with the broadcasting rights for all football (soccer) matches of the Spanish First Division Football League National Championship in the residential subscribers market for exploitation on pay television for the 2019-2022 cycle (packages 4 and 5 of the auction called by the Professional Football League). The definitive agreements were signed on July 5, 2018.
The award was granted for a total amount of 2,940 million euros, at an identical price of 980 million euros for each of the three seasons, which represents a slight decrease compared to the last season of the previous cycle. Telefónica, as the operator of these broadcasting rights for the 2019-2022 cycle, has the right to decide, design and develop the broadcasting content, which carried the Movistar hallmark for the 2019-2020 season.
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

On January 11, 2019 the definitive agreement on such broadcasting rights (package 6) was signed.
On July 2, 2020 Telefónica signed an agreement for acquiring the exclusive media rights in Spain of UEFA Champions League and UEFA Europa League, as well as the UEFA Europa Conference League (a new competition to be separated from the UEFA Europa League) and UEFA Youth League, for the next cycle comprising seasons 2021/22, 2022/23 and 2023/2024, once the aforementioned agreement with Mediapro of June 28, 2018 expires.
The agreement guarantees Telefónica all media rights with respect to the main European football competitions for all its customers, both residential and horecas (hotels, restaurants, cafes, etc.).
The direct acquisition from UEFA of this "premium" content will also allow Telefónica to continue designing and selling its own produced channels and content with the best European football that could be, likewise, accessible to other operators in the market interested in this content.
The total award price for all competitions amounted to 975 million euros, i.e. 325 million euros for each of the seasons 2021/22, 2022/23 and 2023/2024, which is less than the license fees paid for the current cycle and without any year-to-year increase.
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
Once the relevant regulatory approvals were obtained and all the remaining conditions set forth in the agreement for the consummation of the sale of Telefónica de Costa Rica were completed, Millicom International Cellular, S.A. refused to close the acquisition arguing that one of the Costa Rican administrative authorities had not issued the appropriate authorization. On May 25, 2020, Telefónica filed a lawsuit against Millicom International Cellular, S.A before the New York Supreme Court, considering that Millicom has breached the terms and conditions established in the sale contract. Further details on this legal proceeding against Millicom International Cellular, S.A. are provided in Note 29.a) to the Consolidated Financial Statements and "Item 8. Financial Information-Consolidated Financial Statements-Legal proceedings".
On July 30, 2020, Telefónica, S.A. reached an agreement with Liberty Latin America LTD, S.A. for the sale of 100% of Telefónica de Costa Rica TC, S.A., a company that provides fixed and mobile communications services in Costa Rica, for an amount (enterprise value) of 500 million U.S. dollars, approximately 425 million euros at the exchange rate as of the date of the agreement.
The closing of this transaction is subject to certain closing conditions, including relevant regulatory approvals. As of the date of this Annual Report, such conditions have not been met.
Agreement for the sale of a portfolio of data center businesses
On May 8, 2019, Telefónica reached an agreement for the sale of a portfolio of 11 data center businesses located in seven jurisdictions (Spain, Brazil, the United States, Mexico, Peru, Chile and Argentina) to a company controlled by Asterion Industrial Partners SGEIC (currently, Nabiax, S.A.) for a total amount of 550 million euros to be paid at the time of effective transfer.
At the same time as this sale, agreements were entered into with Nabiax to provide IT services to the Telefónica Group, allowing Telefónica to continue providing IT services to its customers, in accordance with its previous commitments. Such service provision agreements have an initial term of ten years and include minimum consumption commitments in terms of capacity. These commitments are consistent with the Group's expected consumption volumes, while prices are subject to review mechanisms based on inflation and market reality.
On July 24, 2019, Telefónica transferred nine data center businesses located in six jurisdictions (Spain, Brazil, Mexico, Peru, Chile and Argentina) to the buyer for a total amount of 472 million euros.
On December 18, 2019, after obtaining the appropriate authorizations, Telefónica transferred one data center business located in the United States for a total amount of 43 million euros.

On December 23, 2020, after obtaining the appropriate authorizations and fulfilling certain conditions, Telefónica transferred the last data center located in Spain for a total amount of 34.7 million euros.
Wholesale Access Services Agreement with AT&T Mexico
On November 21, 2019, Pegaso PCS, S.A. de C.V. (“Telefónica México”) and AT&T Comunicaciones Digitales, S. de R.L. de C.V. (“AT&T Mexico”) entered into a Wholesale Access Services Agreement (“Wholesale Agreement”), under which AT&T Mexico will provide wholesale wireless access to Telefónica México on 3G, 4G and any other future technology available on Mexico.
The Wholesale Agreement has a minimum duration of eight years, renewable for additional consecutive periods of three years. Such Wholesale Agreement establishes a gradual migration of Telefónica México’s traffic to AT&T Mexico's access network over the first three years of the agreement.
As such migration is carried out, Telefónica México’s wireless access infrastructure will be turned off and, consequently, Telefónica México will no longer use the licensed spectrum which it has used in the past to operate its network.
Creation of 50:50 JV with Liberty Global for the combination of both groups' businesses in the United Kingdom
On May 7, 2020, Telefónica agreed to enter into a 50:50 joint venture with Liberty Global plc ("Liberty Global") (the "Joint Venture"). The terms of the Joint Venture are agreed pursuant to a contribution agreement dated 7 May 2020 between Telefónica, Telefonica O2 Holdings Limited, Liberty Global, Liberty Global Europe 2 Limited and a newly formed entity intended to be the future principal Joint Venture company, recently renamed VMED O2 UK Limited (the "Contribution Agreement"). The Contribution Agreement includes customary warranties, covenants and indemnities in respect of the businesses contributed to the Joint Venture. The Contribution Agreement also addresses customary matters such as conduct of business in the pre-completion period, employee, pensions and incentive matters, and insurance arrangements.
Immediately upon completion of the transaction contemplated by the Contribution Agreement, Telefónica and Liberty Global will each hold an equal number of shares in the Joint Venture vehicle. At completion, Telefónica will contribute its O2 mobile business in the United Kingdom to the Joint Venture. With effect no later than completion, Liberty Global will have contributed its Virgin Media business in the United Kingdom to the Joint Venture.
The corporate governance of the Joint Venture will be regulated by a shareholders' agreement, which will be entered into by the parties to the Contribution Agreement (the "Shareholders' Agreement"). It is expected that the Shareholders' Agreement will provide that each of Telefónica and Liberty Global will designate four of the eight members of the Board of Directors of the Joint Venture, contain provisions regulating the management of the Joint Venture, the procedure to pass resolutions on certain reserved matters and distributions to shareholders, and will also contain customary non-solicitation, non-compete and information sharing provisions. It is further expected that the Shareholders' Agreement will provide that each of Telefónica or Liberty Global will have the right to initiate an initial public offering of the Joint Venture after the third (3rd) anniversary of the closing of the transaction, with the opportunity for the other shareholder to sell shares in the initial public offering on a pro rata basis. It is also expected that there will be general restrictions on transfers of interests in the Joint Venture until the third (3rd) anniversary of the closing of the transaction, subject to certain limited exceptions. After the fifth (5th) anniversary of the closing of the transaction, each shareholder will be able to initiate a sale of the Joint Venture to a third party in accordance with certain drag procedures, subject to a right of first offer in favor of the other shareholder. The parties will also enter in certain services, licensing and other agreements upon the completion of the transaction.
Prior to the completion of the Joint Venture, both Telefónica and Liberty Global will operate their businesses independently within the United Kingdom. Completion of the Joint Venture is currently expected in mid-2021 but, pursuant to the Contribution Agreement, this is conditional upon antitrust clearance (from the Competition and Markets Authority in the United Kingdom) and a financing condition relating to the recapitalization of the Joint Venture upon completion. If these conditions are not satisfied within twenty-four months following the date of the Contribution Agreement, both parties will have the right to terminate the agreement. This is subject to an option to extend the long stop date by six months if a prospective shareholder reasonably believes that the conditions will be satisfied in this time frame.
The completion of the Joint Venture is expected to provide, after an equalization payment, Telefónica with proceeds of approximately 5.7 billion pounds sterling and Liberty Global with net proceeds of approximately 1.4 billion pounds sterling (calculated at the date of the agreement and subject to customary adjustments in this type of transactions).
Purchase Agreement for Acquisition of UPI Mobile Assets of Oi Group
On January 28, 2021, Telefónica Brasil executed the Purchase and Sale Agreement of Shares and Other Covenants (the “Oi Agreement”), by and among Oi Móvel SA - In Judicial Recovery, as seller, Telefónica Brasil, Tim S.A. and Claro S.A., as “Buyers”, and Oi S.A. - In Judicial Recovery and Telemar Norte Leste S.A. - In Judicial Recovery, as intervening parties and guarantors of the seller’s obligations. The Oi group is currently undergoing a judicial reorganization process in Brazil and the Oi Agreement was executed in connection with a judicial auction held on December 14, 2020 for the sale of assets of the Oi group’s mobile business operations (the “UPI Mobile Assets”), after the joint offer made by Telefónica Brasil and the other Buyers was declared the winning bid in the competitive bidding process under the judicial auction, which was approved by the Brazilian Judicial Reorganization Court.
Under the Oi Agreement, Telefónica Brasil is entitled to a selection of assets that will comprise its share of the UPI Mobile Assets, consisting of:
•Clients: approximately 10.5 million (corresponding to approximately 29% of UPI Mobile Assets’ total customer base) – according to ANATEL’s database of April 2020. The allocation of customers among the Buyers considered criteria intended to enhance competition among the Brazilian telecom market operators;
•Spectrum: 43MHz as a national weighted average based on population (approximately 46% of UPI Mobile Assets’ radiofrequencies). The division of frequencies among the Buyers conforms strictly to the spectrum limits established by ANATEL; and
•Infrastructure: including agreements for the use of 2.7 thousand mobile access sites (corresponding to approximately 19% of UPI Mobile Assets’ total sites).
In addition, under the Oi Agreement, the completion of the acquisition of the UPI Mobile Assets by the Buyers will take place according to the segregation plan for such assets, pursuant to which the UPI Mobile Assets will be segregated and contributed by the Oi Group to three different specific purpose entities, or “SPEs”, such that Telefónica Brasil will acquire the totality of the shares of one SPE that will hold the assets to be attributed to Telefónica Brasil pursuant to the aforementioned segregation plan, which will be separate and independent from the other SPEs. Similarly, the other two Buyers will each acquire the totality of the shares of the respective remaining SPEs, which will each hold the respective assets to be attributed to each of the two other Buyers.
The total consideration agreed to be paid by the Buyers under the Oi Agreement amounts to: (i) 16,500 million Brazilian reais (approximately 2,588 million euros), of which 15,744 million Brazilian reais (approximately 2,469 million euros) comprises the base purchase price and 756 million Brazilian reais (approximately 119 million euros) relates to amounts to be paid as consideration for transitional services to be rendered by the Oi Group to the Buyers for a period of up to twelve months, under a transitional services agreement to be entered into among the parties, or the “Transitional Services Agreement”; and (ii) 819 million Brazilian reais (approximately 128 million euros), as consideration for services to be rendered by the Oi Group to the Buyers under a take-or-pay data transmission capacity agreement to be entered into among the parties, or the “Capacity Agreement”.
Subject to the terms, conditions and payment schedule agreed upon between Oi Group and the Buyers, the consideration owed by the Buyers to Oi will be paid upon effectiveness of the transaction, which will occur on the date of the execution of the Transitional Services Agreement. Under the terms of the Oi Agreement, Telefónica Brasil will disburse an amount corresponding to 1/3rd of the total consideration, equivalent to approximately 5,500 million Brazilian reais (approximately 863 million euros).
The completion of the acquisition is also subject to certain precedent conditions usually applicable to this type of transaction and set forth in the Oi Agreement, such as the prior consent of ANATEL and approval by the Brazilian competition authority (CADE), as well as, if applicable, the approval by the general shareholders’ meeting of Telefónica Brasil, under the terms of article 256 of the Brazilian Corporations Law. As of the date of this Annual Report, the regulatory approvals that are required to be granted by the CADE and ANATEL have not yet been granted. Moreover, as of the date hereof, it is possible that such approvals required for the consummation of the transactions contemplated by the Oi Agreement acquisition may not be obtained or, if they are obtained, could impose unanticipated or adverse conditions or otherwise modify the terms thereof, including the re-allocation of assets among Telefónica Brasil and the other Buyers.

Investment Agreement with Allianz and Telefónica Germany
On October 29, 2020, Telefónica Infra Germany GmbH (a subsidiary indirectly wholly-owned by Telefónica through Telefónica Infra, S.L.U.) (“TEF Infra Germany”) entered into an investment agreement (and related contracts, including a partners’ agreement which sets forth the principles of corporate governance of the joint venture) with several entities belonging to the Allianz Group ("Allianz") and Telefónica Germany 1. Beteiligungsgesellschaft mbH (a subsidiary wholly-owned by Telefónica Germany GmbH & Co. OHG) (“TEF Germany”) for the creation of a joint venture to deploy Fiber-to-the-Home (FTTH) in Germany, pursuant to which TEF Infra Germany and TEF Germany conditionally agreed to invest up to 500 million euros equity in total (400 million euros by TEF Infra Germany and 100 million euros by TEF Germany) and Allianz conditionally agreed to invest up to 1,000 million euros through different sources of funding over a six year period.
The closing of the transaction and the acquisition of the joint control took place on December 18, 2020. The registration of Allianz and TEF Germany as limited partners of the joint venture in the German commercial registry occurred on January 21, 2021. After the closing of the transaction, the Allianz Group and the Telefónica Group each holds 50% in the joint venture under a co-control governance model. Telefónica Group’s ownership is held through TEF Infra Germany holding 40% and TEF Germany holding a 10% stake.

Agreements for the sale by Telxius of its telecommunications tower divisions in Europe and Latin America
On January 13, 2021, Telxius signed two agreements with American Tower International, Inc. (the “Purchaser”), a subsidiary of American Tower Corporation ("ATC"), for the sale of its telecommunications towers divisions in Europe (Spain and Germany) and in Latin America (Brazil, Peru, Chile and Argentina).
The total consideration for the transactions is 7.7 billion euros (including the Purchaser’s assumption of certain future committed acquisitions), subject to certain closing adjustments.
The agreements establish the sale of approximately 30,722 telecommunication tower sites through two separate and independent transactions.
Among other aspects, the agreements include the Purchaser’s commitment to maintain employment post-closing of the transactions. Additionally, Telefónica Group operators will maintain the current tower lease agreements signed with the companies being sold so that these companies will continue to provide their services on similar terms to the operators as those currently provided. Renewal conditions do not include any new "all or nothing" clauses.
The agreements contain certain representations, warranties and covenants of the parties. Consummation of the transactions is subject to certain closing conditions, including government and regulatory approval. The agreements contain certain termination provisions and, in addition, may be terminated by Telxius if certain closing conditions have not been satisfied or waived for any reason not attributable to Telxius.
Additionally, the agreements include the transfer to the Purchaser of the towers that Telxius agreed to acquire from Telefónica Deutschland under the agreement signed on June 8, 2020, which is described in "Item 4. Information on the Company—History and Development of the Company", including the towers acquired in the first phase on September 1, 2020 and the towers that will be acquired in the second phase by August 2021.

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
Other restrictions on acquisitions of shares
For information on reporting requirements and other restrictions applicable to the acquisition of our shares see “—Memorandum and Articles of Association—Description of Our Capital Stock-Reporting requirements” and “—Trading by us in our own shares or shares of companies under our control” above and "Item 9. The Offering and Listing-Offer and Listing Details-Restrictions on foreign investment".
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
•are transferable;
•may be traded on the Automated Quotation System; and
•may be of value to existing shareholders because new shares may be offered for subscription at prices lower than prevailing market prices.
Absent an exemption from registration, shares issuable upon exercise of rights must be registered under the Securities Act in order to be offered to holders of ADSs. If we decided not to register the shares, the rights would not be distributed to holders of ADSs. Pursuant to the Deposit Agreement, however, holders of ADSs are entitled to receive their proportionate share of the proceeds, if any, from sale by the Depositary of any rights accruing to holders of ADSs.

E. Taxation
The following is a general summary of the material Spanish and U.S. federal income tax consequences to U.S. Holders described below of the ownership and disposition of shares or ADSs. This summary is based upon Spanish and U.S. tax laws (including the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed U.S. Treasury regulations, rulings, judicial decisions and administrative pronouncements), and the Convention Between the United States of America and the Kingdom of Spain for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, signed on February 22, 1990, along with the related Protocol (the “Treaty”), all as of the date hereof and all of which are subject to change or changes in interpretation, possibly with retroactive effect.
As used herein, the term “U.S. Holder” means a beneficial owner of one or more shares or ADSs:

•that is, for U.S. federal income tax purposes, one of the following:
(a)a citizen or individual resident of the United States;
(b)a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any state therein or the District of Columbia; or
(c)an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source;
•who is entitled to the benefits of the Treaty;
•who holds the shares or ADSs as capital assets for U.S. federal income tax purposes;
•who owns, directly, indirectly or by attribution, less than 10% of the share capital or voting stock of Telefónica; and
•whose holding is not attributable to a fixed base or permanent establishment in Spain.
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
U.S. Holders of shares or ADSs should consult their own tax advisors concerning the specific Spanish and U.S. federal, state and local tax consequences of the ownership and disposition of shares or ADSs in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction. In particular, U.S. Holders are urged to consult their own tax advisors concerning their eligibility for benefits under the Treaty and concerning the U.S. tax implications of the Spanish Wealth Tax and the Spanish FTT, as defined below.
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
The refund claim may be filed as from February 1 of the calendar year following the year in which the relevant payment date takes place and within four years from the date in which the withheld tax was collected by the Spanish tax authorities.
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

The transfer of shares or ADSs may be subject to the Spanish Financial Transaction tax (the “Spanish FTT”). The Spanish law which implements the Spanish FTT was approved on October 7, 2020 (the “FTT Law”) and the FTT Law was published in the Spanish Official Gazette (Boletín Oficial del Estado) on October 16, 2020. The Spanish FTT came into force three months after the publication of the FTT Law in the Spanish Official Gazette (i.e., on January 16, 2021).
The Spanish FTT will charge a 0.2% rate on specific acquisitions of listed shares issued by Spanish companies (including ADSs) whose market capitalization exceeds 1 billion euros (€1,000,000,000) (this may be the case of Telefónica), regardless of the jurisdiction of residence of the parties involved in the transaction.
Transactions in the primary market (such as a capital increase) are exempt from the Spanish FTT. However, the Spanish FTT will subject other transactions involving the acquisition of the shares or ADSs depending on the market capitalization of Telefónica. Prospective investors are advised to seek their own professional advice in relation to the Spanish FTT.
U.S. Federal Income Tax Considerations
Taxation of dividends
Distributions received by a U.S. Holder on shares or ADSs, including the amount of any Spanish taxes withheld therefrom, other than certain pro rata distributions of shares to all shareholders (including ADS holders), will constitute foreign-source dividend income to the extent paid out of Telefónica’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Because Telefónica does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. The amount of dividend income paid in euros that a U.S. Holder will be required to include in income will equal the U.S. dollar value of the distributed euros, calculated by reference to the exchange rate in effect on the date the payment is received by the Depositary (in the case of ADSs) or by the U.S. Holder (in the case of shares), regardless of whether the payment is converted into U.S. dollars on the date of receipt. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder will generally not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of its receipt. Gain or loss that a U.S. Holder realizes on a sale or other disposition of euros will be U.S.-source ordinary income or loss. Corporate U.S. Holders will not be entitled to claim the dividends-received deduction with respect to dividends paid by Telefónica. Subject to applicable limitations, dividends received by certain non-corporate U.S. Holders will be taxable at rates applicable to long-term capital gains. Non-corporate U.S. Holders should consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to be taxed at these favorable rates.
Spanish income taxes withheld from dividends on shares or ADSs at a rate not exceeding the rate provided in the Treaty will be creditable against a U.S. Holder’s U.S. federal income tax liability, subject to applicable restrictions and limitations that may vary depending upon the U.S. Holder’s circumstances. Spanish taxes withheld in excess of the rate applicable under the Treaty will not be eligible for credit against a U.S. Holder’s federal income tax liability. See “Spanish Tax Considerations—Taxation of dividends” above for a discussion of how to obtain the applicable Treaty rate. Instead of claiming a credit, a U.S. Holder may elect to deduct foreign taxes (including the Spanish taxes) in computing its taxable income, subject to generally applicable limitations. An election to deduct foreign taxes (instead of claiming foreign tax credits) applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States. The limitations on foreign taxes eligible for credit are calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex. Therefore, U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.
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
Passive foreign investment company rules
Telefónica believes that it was not a PFIC for U.S. federal income tax purposes for its 2020 taxable year. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that Telefónica will not be considered a PFIC for any taxable year. If Telefónica were treated as a PFIC for any taxable year during which a U.S. Holder owned a share or ADS, certain adverse tax consequences could apply to the U.S. Holder.
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
The main market risks affecting Group companies are as follows:
•Exchange rate risk: arises primarily from: (i) Telefónica’s international presence, through its investments and businesses in countries that use currencies other than the euro (primarily in Latin America, but also in the United Kingdom), (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt ,and (iii) for those trade receivables or payables in foreign currency related to the company with the transaction registered.
•Interest rate risk: arises primarily in connection with changes in interest rates affecting: (i) financial expenses on floating rate debt (or short-term debt likely to be renewed), due to changes in interest rates and (ii) the value of long-term liabilities at fixed interest rates.
•Share price risk: arises primarily from changes in the value of the equity investments (that may be bought, sold or otherwise involved in transactions), from changes in the value of derivatives associated with such investments, from changes in the value of treasury shares and from changes in the value of equity derivatives.
•Liquidity risk: arises due to a mismatch between financing needs (including operating and financial expenses, investment, debt redemptions and dividend commitments) and sources of finance (including revenues, divestments, credit lines from financial institutions and capital market transactions). The cost of finance could also be affected by movements in the credit spreads (over benchmark rates) demanded by lenders.
•Country risk: refers to the possible decline in the value of assets, cash flows generated or cash flows returned to the Parent company as a result of political, economic or social instability in the countries where the Telefónica Group operates, especially in Latin America.
•Credit risk: appears when a counterparty fails to meet or delays its payment obligations in accordance with the agreed terms, driving an impairment in an asset due to: (i) solvency issues, or (ii) no intention to pay.
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
We manage our exchange rate risk and interest rate risk in terms of net financial debt and net financial debt plus commitments as calculated by us. We believe that these parameters are more appropriate to understanding our debt position. Net financial debt and net financial debt plus commitments take into account the impact of our cash balance and cash equivalents including derivatives positions with a positive value linked to liabilities. Neither net financial debt nor net financial debt plus commitments as calculated by us should be considered as a substitute for gross financial debt (the sum of current and non-current interest-bearing debt) as a measure of our leverage. For a more detailed description on reconciliation of net debt and net financial debt to gross financial debt, see “Item 5. Operating and Financial Review and Prospects—Non-GAAP financial information—Net financial debt, net financial debt plus leases, net financial debt plus commitments and net financial debt plus leases plus commitments.”
For a more detailed description on quantitative and qualitative disclosures about market risks see Note 19 to our Consolidated Financial Statements.
Item 12. Description of Securities Other Than Equity Securities
D. American Depositary Shares
The Depositary of our ADR program is Citibank, N.A., and the address of its principal executive office is 388 Greenwich Street, New York, New York 10013.
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
The Depositary has agreed to reimburse or pay on behalf of Telefónica, S.A., certain reasonable expenses related to our ADS program and incurred by us in connection with the program (such as NYSE listing fees, legal and accounting fees incurred in connection with the preparation of Form 20-F and ongoing SEC compliance and listing requirements, distribution of proxy materials, investor relations expenses, etc.). The Depositary has covered all such expenses incurred by us during 2020 for an amount of 5.7 million dollars. The amounts the Depositary reimbursed or paid are not perforce related to the fees collected by the depositary from ADS holders.
As part of its service to us, the Depositary has agreed to waive certain expenses for the standard costs associated with the administration of our ADS program for the year ended December 31, 2020.

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
 Management’s Annual Report on Internal Control over Financial Reporting
The management of Telefónica is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Telefónica’s internal control over financial reporting system is designed to provide reasonable assurance as to the reliability of financial reporting and the preparation of consolidated financial statements for external purposes, in accordance with generally accepted accounting principles. For Telefónica, generally accepted accounting principles refer to International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).
Telefónica’s internal control over financial reporting includes those policies and procedures that:
(1) Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
(2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS as issued by the IASB, and that receipts and expenditures of the Telefónica Group are being made only in accordance with authorizations of management and directors; and
(3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Telefónica’s assets that could have a material effect on the consolidated financial statements.
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
 Telefónica management assessed the effectiveness of Telefónica’s internal control over financial reporting as of December 31, 2020. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework ("COSO 2013 framework”). Based on the assessment performed and those criteria, Telefónica’s management believes that as of December 31, 2020, Telefónica’s internal control over financial reporting was effective based on those criteria.
Report of the Independent Registered Public Accounting Firm

Telefónica’s independent registered public accounting firm, PricewaterhouseCoopers Auditores, S.L., has issued a report both on the consolidated financial statements as of and for the year ended December 31, 2020 and on the effectiveness of Telefónica’s internal control over financial reporting under auditing standards of the Public Company Accounting Oversight Board (United States). The report is included on page F-2.
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
Item 16B. Code of Ethics
Telefónica is governed by a code of business conduct and ethics called the Telefónica Business Principles. The Business Principles are binding on all employees globally, including senior officers, in their daily operations and on the Company in its relations with its stakeholders. All employees have an obligation to complete the Responsible Business Principles Course once every two years. In 2020, 93% of Telefónica’s workforce completed the Responsible Business Principles Course.
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
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
At December 31, 2020, we held 98,231,380 shares of treasury stock, representing 1.77748% of our capital stock. At December 31, 2019, we held 77,562,635 shares of treasury stock, representing 1.4939% of our capital stock. These treasury shares were directly owned by Telefónica, S.A.
    The table below shows the purchases of Telefónica shares made by or on behalf of Telefónica or any affiliated purchaser during 2020. These purchases were made in open-market transactions and none of the shares were purchased under a publicly announced plan or program.

Period of Fiscal Year	Total Number of Shares Purchased	Average Price Paid per Share (euro)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased under the Plans or Programs
January 1 to January 31	1,707,651	6.20	—	—
February 1 to February 28	—	—	—	—
March 1 to March 31	—	—	—	—
April 1 to April 30	—	—	—	—
May 1 to May 31	—	—	—	—
June 1 to June 30	—	—	—	—
July 1 to July 31	—	—	—	—
August 1 to August 31	30,633,198	3.57	—	—
September 1 to September 30	31,068,769	3.15	—	—
October 1 to October 31	—	—	—	—
November 1 to November 30	4,300,000	2.89	—	—
December 1 to December 31	930,682	3.29	—	—
Total	68,640,300	3.40	—	—

The table does not include shares received by Telefonica pursuant to Telefónica’s scrip dividend in June 2020 (1,131,729 shares) and December 2020 (5,121,088 shares) in connection with its treasury shares.
For information regarding our share buybacks, see “Item 8. Financial Information—Dividend Information and Shareholders’ Return” and Note 17 to our Consolidated Financial Statements.
Item 16F. Change in Registrant’s Certifying Accountant
Not applicable.

Item 16G. Corporate Governance
Corporate governance guidelines
In Spain, companies with securities listed on a Spanish Stock Exchange are expected to follow the Good Governance Code of Listed Companies (the “Code”), which was approved in February 2015 and most recently revised in June 2020. The Code contains certain corporate governance and shareholder disclosure recommendations. Spanish listed companies are required by law to publish an Annual Report on Corporate Governance and a Report on the Compensation Policy of the Board of Directors. Additionally, Spanish listed companies are required to publish their corporate governance information on their websites. We base our corporate governance procedures on the recommendations of the Code. As part of our corporate governance procedures, we have adopted regulations for our Board of Directors that govern, among other things, director qualification standards, responsibilities, compensation, access to management information, the Board of Directors’ purpose and each of our Board Committee’s purpose and responsibilities. Moreover, we have a Regulation of the General Shareholders’ Meeting that aims to reinforce its transparency, providing shareholders with a framework guaranteeing and facilitating exercise of their rights. Additionally, we also have regulations for the Audit and Control Committee and for the Nominating, Compensation and Corporate Governance Committee. The Annual Report on Corporate Governance published by us provides a detailed explanation of our corporate governance procedures and explains the role and duties of our Board of Directors and Board Committees. Our Annual Report on Corporate Governance and the Report on the Compensation Policy of the Board of Directors of Telefónica, S.A. are available on our website at www.telefonica.com. None of the information contained on our website is incorporated in this Annual Report.
Committees
We have an Executive Commission. The Board of Directors delegates all its powers to an Executive Commission, except those that cannot be delegated by law, by our bylaws, or by the Regulations of the Board of Directors. The Executive Commission provides for greater efficiency and effectiveness in the execution of tasks, since it meets more often than the Board of Directors. The Executive Commission shall report to the Board in a timely manner on the matters dealt with and the decisions adopted at the meetings thereof, with a copy of the minutes of such meetings made available to the members of the Board (according to Article 21.C of the Regulations of the Board of Directors). The Executive Commission shall consist of the Chairman of the Board of Directors, once appointed as a member of the Executive Commission, and not less than three nor more than ten Directors, appointed by the Board of Directors. The Board of Directors shall seek to have at least two external Directors, of whom at least one shall be independent.
We have had an Audit and Control Committee since 1997. Our Audit and Control Committee is composed of four non-executive directors, all of whom are deemed Rule 10A-3 independent by our Board of Directors. The functions, composition and competencies of this Committee are regulated by the Board of Directors’ Regulations and the Regulations of the Audit and Control Committee and are similar to those required by the New York Stock Exchange. The Audit and Control Committee shall consist of not less than three directors appointed by our Board of Directors. All Committee members shall be external Directors, and at least a majority of them must be independent Directors. When appointing such members, our Board of Directors shall take into account the appointees’ knowledge and experience in matters of accounting, auditing and risk management.
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
Additionally, we have a Regulation and Institutional Affairs Committee, a Sustainability and Quality Committee and a Strategy and Innovation Committee. Their functions, composition and competencies are regulated by the Board of Directors’ Regulations.

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
Non-Executive Director Meetings
Pursuant to the NYSE listing standards, non-executive directors of U.S.-listed companies must meet on a regular basis without management present and the company must disclose a method for any interested parties to communicate directly with the non-executive directors. As a group, our non-executive directors do not meet formally without management present. Nevertheless, each of the Audit and Control Committee, the Nominating, Compensation and Corporate Governance Committee, the Regulation and Institutional Affairs Committee, the Sustainability and Quality Committee and the Strategy and Innovation Committee is composed exclusively of non-executive directors, thus giving each of these committees, the chance to analyze and discuss any matter related to our management, within its respective area of responsibility.
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

Whistleblowing
We have procedures in place that allow any employee or other people related to us, such as Board members, shareholders, suppliers, contractors or subcontractors, to anonymously and confidentially report instances of fraud, alterations of financial information or specific risks to Telefónica and its subsidiaries.
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
Item 18. Financial Statements

Please see pages F-6 through F-202.
Item 19. Exhibits

Exhibit Number	Description
1.1	Amended and Restated bylaws (English translation)
2.1	Description of registrant's securities
4.1	Agreement for the Sale and Purchase of Customer Relationship Management business, Atento, dated October 11, 2012 *
4.3	2018 Long-Term Incentive Plan Terms**
8.1	Subsidiaries of Telefónica (see Note 1 to the Consolidated Financial Statements and Appendix I thereto)
10.1	Contribution Agreement, dated May 7, 2020, by and among Telefónica, S.A., Telefónica O2 Holdings Limited, Liberty Global, plc., Liberty Global Europe 2 Limited and Liberty Global Holdco Limited ***
10.2	Agreement for the sale and purchase of the towers Europe division of Telxius Telecom, S.A. dated January 13, 2021, between Telxius Telecom, S.A. and American Tower International, Inc.***
10.3	Agreement for the sale and purchase of the towers Latam division of Telxius Telecom, S.A. dated January 13, 2021, between Telxius Telecom, S.A. and American Tower International, Inc.***
12.1	Certification of José María Álvarez-Pallete López, Chairman and Chief Executive Officer of Telefónica, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Laura Abasolo García de Baquedano, Chief Finance, Control and Corporate Development Officer of Telefónica, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of PricewaterhouseCoopers Auditores, S.L.
101	Interactive Data File

*	Incorporated by reference to Telefónica’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012.
**	Incorporated by reference to Telefónica’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018.
***	Schedules and/or attachments to the agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K but will be provided to the U.S. Securities and Exchange Commission or its staff upon request.

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
Name: Laura Abasolo García de Baquedano
Title: Chief Finance, Control and Corporate Development Officer
Date: February 25, 2021

Consolidated Financial Statements

Telefónica, S.A. and subsidiaries composing the Telefónica Group.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Telefónica, S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Telefónica, S.A. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Changes in Accounting Principles

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for hyperinflation in 2020 and the manner in which it accounts for leases in 2019.

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

Goodwill Impairment Assessment

As described in Notes 3 and 7 to the consolidated financial statements, the Company´s consolidated goodwill balance was €17,044 million at December 31, 2020 arising from business combinations completed in the countries in which the Company operates. Management conducts impairment tests for goodwill at least annually or more frequently, if events or circumstances indicate the carrying amount may not be fully recoverable. Separate tests are carried out for each cash-generating unit to which the goodwill relates. Management calculates the recoverable amount of each cash-generating unit as the higher of fair value less cost to sell and value in use. In determining value in use, the projected cash flows are based on the strategic plans approved by the Board of Directors. Management’s cash flows projections included significant judgements when considering key assumptions such as long-term OIBDA margin, long-term capital expenditure ratio, discount rates and perpetuity growth rates which would be significantly affected by the future trends in the economic, competitive, regulatory and technological environment in each of the countries in which the Company operates. This judgement is accentuated due to the uncertainty of the evolution of the businesses caused by COVID-19 crisis and the estimation of its effects in Management’s cash flow projections. As described in Notes 6, 7 and 8, the goodwill impairment test resulted in impairment charges of €519 million on the goodwill, €106 million on the intangible assets and €269 million on the property, plant and equipment related to Telefonica Argentina cash-generating unit as a result of the worsening of macroeconomic conditions in that country and changes in the regulatory environment which affect to the estimation of the long-term OIBDA margin.

The principal considerations for our determination that performing procedures relating to goodwill impairment assessment is a critical audit matter are there were significant judgments made by management when developing the assessment of the recoverable amount of the cash-generating units. This in turn led to a high degree of auditor judgement and effort in evaluating management’s key assumptions, related to long-term OIBDA margin, long-term capital expenditure ratio, discount rates and perpetuity growth rates.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the determination of the recoverable amount of the Company’s cash-generating units. These procedures also included, among others, testing management’s process for developing the fair value less cost to sell or value in use estimates; evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the significant assumptions used by management, related to long-term OIBDA margin, long-term capital expenditure ratio, discount rates and perpetuity growth rate. Evaluating whether the significant assumptions used by management were reasonable involved evaluating (1) the current and past performance of the cash-generating units, (2) the degree of fulfilment at the year end of the latest 2020 forecast (3) the consistency with external market and industry data, (4) performing sensitivity analysis, (5) the allocation of the impairment loss to the goodwill, the intangible assets and the property, plant and equipment of the Telefonica Argentina cash-generating unit and (6) the sufficiency of the Company’s goodwill impairment disclosures. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and certain significant assumptions, including the discount rates.

Revenue Recognition (Unbilled Revenue)

As described in Note 3 to the consolidated financial statements, revenue recognized by the Company arises from various telecommunications products and services that may be sold separately or bundled in packages. For bundled packages that include multiple elements management determines whether it is necessary to separate the separately identifiable elements and apply the corresponding revenue recognition policy to each element. Total package revenue is allocated among the identified elements based on their respective standalone selling prices. Company's revenue recognition relies significantly on its information systems and technological structure, which includes the use of a large number of systems in the Group companies’ operations. When the revenue billing cycle does not align with the account closing date, management must use estimates to determine the amount to be recognized for services rendered and not yet billed at the year-end. As disclosed in Note 14, as of December 31, 2020 unbilled revenue was €2,098 million. These estimates are based on data obtained from different sources and revenue streams processed by the information systems and historical information.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to revenue recognition, including controls over the determination of estimated unbilled revenue and IT general controls over the main systems involved in the process. These procedures also included, among others, (1) assessing the reasonableness of the criteria employed by management to estimate revenue rendered and not yet billed including the accuracy of the underlying data, (2) testing revenue transactions and evaluating the corresponding audit evidence, and (3) testing billings completed following the year-end for consistency with the estimates made. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s processes and systems used in the revenue process.

Tax and regulatory proceedings in Telefonica Brazil

As described in Notes 3, 24 and 25 to the consolidated financial statements, the Company has recognized €297 million and €189 million related to tax and regulatory proceedings in Telefonica Brazil for the resolution of pending litigation when management determines that a loss is probable and the amount of the loss can be reasonably estimated. No liability for an estimated loss is accrued in the consolidated financial statements for unfavorable outcomes when, after assessing the information available, management concludes that it is not probable that a loss has been incurred in any of the pending litigation. In Notes 24 and 25, the Company discloses contingencies when management concludes no loss is probable but it is reasonably possible that a loss may be incurred, and for income tax pending litigations, is probable that the taxation authority will accept the uncertain tax treatment.

The principal considerations for our determination that performing procedures relating to tax and regulatory litigations in Telefonica Brazil is a critical audit matter are there were significant judgments by management when assessing the amount and the likelihood of a loss being incurred, which in turn led to a high degree of auditor judgment, effort and subjectivity in evaluating management’s assessment of the loss contingencies associated with litigation claims.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s evaluation of litigation claims in Telefonica Brazil, including determination process whether a loss is probable or not and whether the amount of loss can be reasonably estimated. These procedures also included, among others, (1) obtaining and evaluating the letters of audit inquiry with internal and external legal counsels, (2) evaluating the reasonableness of management’s assessment regarding whether an unfavorable outcome is reasonably possible or probable and reasonably estimable, and (3) evaluating the sufficiency of the

Company’s litigation contingency disclosures. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s assessment regarding whether an unfavorable outcome is reasonably possible or probable.

Presentation and disclosure of Telefonica United Kingdom as disposal group held for sale and continued operations

As described in Notes 2, 3 and 30 to the consolidated financial statements, on May 7, 2020, the Group entered into a contribution agreement with Liberty Global plc to combine into a 50-50 joint venture their operating businesses (O2 Holdings Ltd. and Virgin Media UK, respectively). As of December 31, 2020, the transaction is subject to regulatory approvals. The companies subject to the transaction have been considered as a disposal group held for sale, and, consequently, the consolidated assets and liabilities subject to the transaction have been classified as Non-current assets and disposal groups held for sale and Liabilities associated with non-current assets and disposal groups held for sale, amounting to €13,053 million and € 3,704 million, respectively. As described in Note 3.m, non-current assets and disposal groups are measured at the lower of carrying amount and fair value less costs to sell. The results continue to be reported as continuing operations.

The principal considerations for our determination that performing procedures relating to the presentation and disclosure of Telefonica United Kingdom as disposal group held for sale and continued operations is a critical audit matter are the significant effects of the classification of the related assets and liabilities as held for sale in the consolidated financial statements, the judgment by management for the presentation of the Telefonica United Kingdom operations as continuing operations and audit effort required to address the matter.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the presentation and disclosure of disposal groups classified as held for sale and the presentation of the operations in the consolidated income statement. These procedures also included, among others, (1) reading the contribution agreement, (2) evaluating management’s assessment for classifying the disposal group as held for sale and presenting the results subject to the agreement as continuing operations, (3) testing the classification of the disposal group subject to the agreement as Non-current assets and disposal groups held for sale and Liabilities associated with non-current assets and disposal groups held for sale and assessing whether the carrying value is lower than the fair value less costs to sell, and (4) evaluating the sufficiency of the Company’s disclosures.

/s/ PricewaterhouseCoopers Auditores, S.L.

Madrid, Spain

February 25, 2021

We have served as the Company’s auditor since 2017.

Consolidated Statements of financial position
Millions of euros	Notes	2020	2019
ASSETS
A) NON-CURRENT ASSETS		71,396	94,549
Intangible assets	(Note 6)	11,488	16,034
Goodwill	(Note 7)	17,044	25,403
Property, plant and equipment	(Note 8)	23,769	32,228
Rights of use	(Note 9)	4,982	6,939
Investments accounted for by the equity method	(Note 10)	427	140
Financial assets and other non-current assets	(Note 12)	7,270	7,123
Deferred tax assets	(Note 25)	6,416	6,682
B) CURRENT ASSETS		33,655	24,328
Inventories	(Note 13)	1,718	1,999
Receivables and other current assets	(Note 14)	7,523	10,785
Tax receivables	(Note 25)	902	1,561
Other current financial assets	(Note 15)	2,495	3,123
Cash and cash equivalents	(Note 16)	5,604	6,042
Non-current assets and disposal groups held for sale	(Note 30)	15,413	818
TOTAL ASSETS (A+B)		105,051	118,877

	Notes	2020	2019
EQUITY AND LIABILITIES
A) EQUITY		18,260	25,450
Equity attributable to equity holders of the parent and other holders of equity instruments	(Note 17)	11,235	17,118
Equity attributable to non-controlling interests	(Note 17)	7,025	8,332
B) NON-CURRENT LIABILITIES		58,674	63,236
Non-current financial liabilities	(Note 18)	42,297	43,288
Non-current lease liabilities	(Note 20)	4,039	5,626
Payables and other non-current liabilities	(Note 21)	2,561	2,928
Deferred tax liabilities	(Note 25)	2,620	2,908
Non-current provisions	(Note 24)	7,157	8,486
C) CURRENT LIABILITIES		28,117	30,191
Current financial liabilities	(Note 18)	8,123	9,076
Current lease liabilities	(Note 20)	1,255	1,600
Payables and other current liabilities	(Note 22)	10,912	14,903
Current tax payables	(Note 25)	1,732	2,560
Current provisions	(Note 24)	1,304	1,672
Liabilities associated with non-current assets and disposal groups held for sale	(Note 30)	4,791	380
TOTAL EQUITY AND LIABILITIES (A+B+C)		105,051	118,877
The accompanying notes and appendices are an integral part of these consolidated statements of financial position.

Consolidated income statements
Millions of euros	Notes	2020	2019	2018
Revenues	(Note 26)	43,076	48,422	48,693
Other income	(Note 26)	1,587	2,842	1,622
Supplies		(13,014)	(13,635)	(14,013)
Personnel expenses	(Note 26)	(5,280)	(8,066)	(6,332)
Other expenses	(Note 26)	(12,871)	(14,444)	(14,399)
Depreciation and amortization	(Note 26)	(9,359)	(10,582)	(9,049)
OPERATING INCOME		4,139	4,537	6,522
Share of income (loss) of investments accounted for by the equity method	(Note 10)	2	13	4
Finance income		677	842	1,458
Exchange gains		3,847	2,461	3,389
Finance costs		(2,417)	(2,795)	(2,690)
Exchange losses		(3,665)	(2,340)	(3,112)
Net financial expense	(Note 19)	(1,558)	(1,832)	(955)
PROFIT BEFORE TAX		2,583	2,718	5,571
Corporate income tax	(Note 25)	(626)	(1,054)	(1,621)
PROFIT FOR THE YEAR		1,957	1,664	3,950
Attributable to equity holders of the parent		1,582	1,142	3,331
Attributable to non-controlling interests	(Note 17)	375	522	619
Basic and diluted earnings per share attributable to equity holders of the parent (euros)	(Note 26)	0.24	0.16	0.54
The accompanying notes and appendices are an integral part of these consolidated income statements.

Consolidated Statements of comprehensive income	2020	2019 (*)	2018 (*)
Millions of euros
Profit for the year	1,957	1,664	3,950
Other comprehensive (loss) income	(7,305)	(369)	(3,189)
Gains (losses) from financial assets measured at Fair value through other comprehensive income	1	2	9
Income tax impact	—	—	(3)
Reclassification of (gains) losses included in the income statement (Note 19)	—	(62)	—
Income tax impact	—	—	—
	1	(60)	6
(Losses) gains on hedges	(765)	361	935
Income tax impact	183	(98)	(243)
Reclassification of losses (gains) included in the income statement (Note 19)	963	(439)	(706)
Income tax impact	(250)	118	181
	131	(58)	167
(Losses) gains on hedges costs	(98)	(14)	51
Income tax impact	24	4	(13)
Reclassification of (gains) losses included in the income statement (Note 19)	(8)	(4)	(2)
Income tax impact	2	1	1
	(80)	(13)	37
Share of (losses) gains recognized directly in equity of associates and others	—	—	(34)
Income tax impact	—	—	1
Reclassification of (gains) losses included in the income statement	—	(7)	—
Income tax impact	—	—	—
	—	(7)	(33)
Translation differences (Note 17)	(7,236)	(162)	(3,401)
Total other comprehensive (loss) income recognized for the year that may be reclassified subsequently to profit or loss	(7,184)	(300)	(3,224)
Actuarial gains (losses) and impact of limit on assets for defined benefit pension plans	33	(188)	203
Income tax impact	—	45	(24)
Reclassification to reserve actuarial losses (gains) and impact of limit on assets for defined benefit pension plans (Note 2)	—	89	—
	33	(54)	179
(Losses) gains from financial assets measured at fair value through comprehensive income	(141)	(1)	(133)
Income tax impact	(13)	(14)	(11)
	(154)	(15)	(144)
Total other comprehensive (loss) income recognized for the year that will not be reclassified subsequently to profit or loss	(121)	(69)	35
Total comprehensive (loss) income recognized for the year	(5,348)	1,295	761
Attributable to:
Equity holders of the parent and other holders of equity instruments	(4,286)	860	714
Non-controlling interests	(1,062)	435	47
	(5,348)	1,295	761
The accompanying notes and appendices are an integral part of these consolidated statements of comprehensive income. (*) The translation differences were changed to reflect the accounting policy indicated in Note 2,

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	Attributable to equity holders of the parent and other holders of equity instruments											Non-contro-lling interests (Note 17)	Total equity
Millions of euros	Share capital	Share premium	Treasury Shares	Other equity instru-ments	Legal reser-ve	Retained earnings	Fair value finan-cial assets	Hedges	Equity of associa-tes and others	Transla-tion differen-ces	Total
Financial position at December 31, 2019 (*)	5,192	4,538	(766)	8,243	1,038	19,042	(444)	503	24	(20,252)	17,118	8,332	25,450
Profit for the year	—	—	—	—	—	1,582	—	—	—	—	1,582	375	1,957
Other comprehensive income (loss) for the year	—	—	—	—	—	23	(153)	144	(81)	(5,801)	(5,868)	(1,437)	(7,305)
Total comprehensive income (loss) for the year	—	—	—	—	—	1,605	(153)	144	(81)	(5,801)	(4,286)	(1,062)	(5,348)
Dividends and distribution of profit (Note 17)	334	—	—	—	—	(1,048)	—	—	—	—	(714)	(516)	(1,230)
Net movement in treasury shares	—	—	(195)	—	—	(29)	—	—	—	—	(224)	—	(224)
Acquisitions and disposals of non-controlling interests and business combinations (Note 2)	—	—	485	—	—	(223)	—	—	—	—	262	318	580
Undated deeply subordinated securities (Note 17)	—	—	—	(693)	—	(335)	—	—	—	73	(955)	(42)	(997)
Other movements	—	—	—	—	—	34	—	—	—	—	34	(5)	29
Financial position at December 31, 2020	5,526	4,538	(476)	7,550	1,038	19,046	(597)	647	(57)	(25,980)	11,235	7,025	18,260

The accompanying notes and appendices are an integral part of these consolidated statements of changes in equity.
(*) The opening balances of "Retained earnings" and "Translation differences" were changed to reflect the accounting policy change indicated in Note 2.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	Attributable to equity holders of the parent and other holders of equity instruments											Non-contro-lling interests (Note 17)	Total equity
Millions of euros	Share capital	Share premium	Treasury Shares	Other equity instru-ments	Legal reser-ve	Retained earnings	Available-for-sale investments	Hedges	Equity of associa-tes and others	Transla-tion differen-ces	Total
Financial position at December 31, 2018 (*)	5,192	4,538	(686)	7,496	1,038	20,291	(369)	560	44	(20,157)	17,947	9,033	26,980
Adjustment on initial application of new reporting (Note 17)	—	—	—	—	—	11	—	—	—	—	11	5	16
Financial position at January 1, 2019	5,192	4,538	(686)	7,496	1,038	20,302	(369)	560	44	(20,157)	17,958	9,038	26,996
Profit for the year	—	—	—	—	—	1,142	—	—	—	—	1,142	522	1,664
Other comprehensive income (loss) for the year	—	—	—	—	—	(35)	(75)	(57)	(20)	(95)	(282)	(87)	(369)
Total comprehensive income (loss) for the year	—	—	—	—	—	1,107	(75)	(57)	(20)	(95)	860	435	1,295
Dividends and distribution of profit (Note 17)	—	—	—	—	—	(2,046)	—	—	—	—	(2,046)	(710)	(2,756)
Net movement in treasury shares	—	—	(80)	—	—	(5)	—	—	—	—	(85)	—	(85)
Acquisitions and disposals of non-controlling interests and business combinations (Note 5)	—	—	—	—	—	(89)	—	—	—	—	(89)	(418)	(507)
Undated deeply subordinated securities (Note 17)	—	—	—	747	—	(256)	—	—	—	—	491	(12)	479
Other movements	—	—	—	—	—	29	—	—	—	—	29	(1)	28
Financial position at December 31, 2019	5,192	4,538	(766)	8,243	1,038	19,042	(444)	503	24	(20,252)	17,118	8,332	25,450

Financial position at December 31, 2017	5,192	4,538	(688)	7,518	987	14,732	74	384	37	(15,854)	16,920	9,698	26,618
Change in accounting policy for the presentation of hyperinflation effects in equity	—	—	—	—	—	3,493	—	—	—	(3,493)	—	—	—
Adjustment on initial application of new reporting (Note 12)	—	—	—	—	—	817	(305)	—	—	—	512	66	578
Initial impact consideration of Argentina as a hyperinflationary economy	—	—	—	—	—	—	—	—	—	2,033	2,033	—	2,033
Financial position at January 1, 2018	5,192	4,538	(688)	7,518	987	19,042	(231)	384	37	(17,314)	19,465	9,764	29,229
Profit for the year	—	—	—	—	—	3,331	—	—	—	—	3,331	619	3,950
Other comprehensive income (loss) for the year	—	—	—	—	—	181	(138)	176	7	(2,843)	(2,617)	(572)	(3,189)
Total comprehensive income (loss) for the year	—	—	—	—	—	3,512	(138)	176	7	(2,843)	714	47	761
Dividends and distribution of profit (Note 17)	—	—	—	—	51	(2,102)	—	—	—	—	(2,051)	(906)	(2,957)
Net movement in treasury shares	—	—	2	—	—	(1)	—	—	—	—	1	—	1
Acquisitions and disposals of non-controlling interests and business combinations	—	—	—	—	—	232	—	—	—	—	232	139	371
Undated deeply subordinated securities and notes mandatorily convertible (Note 17)	—	—	—	(22)	—	(392)	—	—	—	—	(414)	(12)	(426)
Other movements	—	—	—	—	—	—	—	—	—	—	—	1	1
Financial position at December 31, 2018	5,192	4,538	(686)	7,496	1,038	20,291	(369)	560	44	(20,157)	17,947	9,033	26,980

The accompanying notes and appendices are an integral part of these consolidated statements of changes in equity.
(*) The opening balances of "Retained earnings" and "Translation differences" were changed to reflect the accounting policy change indicated in Note 2.

Consolidated Statements of cash flows
Millions of euros	Notes	2020	2019	2018
Cash received from operations	(Note 28)	51,353	57,699	58,815
Cash paid from operations	(Note 28)	(36,477)	(41,224)	(42,891)
Net payments of interest and other financial expenses net of dividends received	(Note 28)	(1,171)	(1,725)	(1,636)
Taxes (paid)/proceeds	(Note 28)	(509)	272	(865)
Net cash flow provided by operating activities	(Note 28)	13,196	15,022	13,423
(Payments on investments)/proceeds from the sale in property, plant and equipment and intangible assets, net	(Note 28)	(7,020)	(7,659)	(8,585)
Proceeds on disposals of companies, net of cash and cash equivalents disposed	(Note 28)	81	1,723	29
Payments on investments in companies, net of cash and cash equivalents acquired	(Note 28)	(79)	(12)	(3)
Proceeds on financial investments not included under cash equivalents	(Note 28)	2,308	1,835	1,004
Payments on financial investments not included under cash equivalents	(Note 28)	(3,297)	(1,132)	(965)
Proceeds/(payments) on placements of cash surpluses not included under cash equivalents		217	(396)	(202)
Government grants received		—	—	37
Net cash flow used in investing activities	(Note 28)	(7,790)	(5,641)	(8,685)
Dividends paid	(Note 28)	(1,296)	(2,742)	(2,794)
Proceeds from share capital increase	(Note 28)	323	—	—
(Payments)/proceeds of treasury shares and other operations with shareholders and with minority interests	(Note 28)	(223)	(504)	379
Operations with other equity holders	(Note 28)	(1,020)	390	(561)
Proceeds on issue of debentures and bonds and other debts	(Note 28)	4,011	4,186	4,289
Proceeds on loans, borrowings and promissory notes	(Note 28)	4,516	1,702	3,973
Repayments of debentures and bonds and other debts	(Note 28)	(6,728)	(3,653)	(4,654)
Repayments of loans, borrowings and promissory notes	(Note 28)	(2,852)	(6,356)	(4,040)
Lease principal payments	(Note 20)	(1,787)	(1,518)	—
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(Note 28)	(382)	(526)	(472)
Net cash used in financing activities	(Note 28)	(5,438)	(9,021)	(3,880)
Effect of changes in exchange rates		(402)	7	(244)
Cash reclassified to assets held for sale	(Note 30)	(4)	(14)	(111)
Effect of changes in consolidation methods and others		—	(3)	(3)
Net increase (decrease) in cash and cash equivalents during the year		(438)	350	500
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	(Note 16)	6,042	5,692	5,192
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	(Note 16)	5,604	6,042	5,692
RECONCILIATION OF CASH AND CASH EQUIVALENTS WITH THE STATEMENTS OF FINANCIAL POSITION
BALANCE AT THE BEGINNING OF THE PERIOD	(Note 16)	6,042	5,692	5,192
Cash on hand and at banks		5,209	4,886	3,990
Other cash equivalents		833	806	1,202
BALANCE AT THE END OF THE PERIOD	(Note 16)	5,604	6,042	5,692
Cash on hand and at banks		4,600	5,209	4,886
Other cash equivalents		1,004	833	806
The accompanying notes and appendices are an integral part of these consolidated statements of cash flows.

Telefónica, S.A. and subsidiaries composing the Telefónica Group

Notes to the consolidated financial statements for the year ended December 31, 2020
Note 1. Background and general information
Telefónica, S.A. and its subsidiaries and investees (hereinafter also referred to as Telefónica, the Company, the Telefónica Group or the Group) make up an integrated and diversified telecommunications group operating mainly in Europe and Latin America. The Group’s activity is centered around services of fixed and wireless telephony, broadband, Internet, data traffic, Pay TV and other digital services.
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
The accompanying consolidated financial statements for the year ended December 31, 2020 were approved by the Company’s Board of Directors at its meeting on February 24, 2021 for submission for approval at the General Shareholders’ Meeting, which is expected to occur without modification.

Note 2. Basis of presentation of the consolidated financial statements
The accompanying consolidated financial statements were prepared from the accounting records of Telefónica, S.A. and each of the companies comprising the Telefónica Group, whose separate financial statements were prepared in accordance with the generally accepted accounting principles applicable in the various countries in which they are located, and for the purposes of these consolidated financial statements are presented in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These consolidated financial statements give a true and fair view of the consolidated equity and financial position at December 31, 2020, and of the consolidated results of operations, changes in consolidated equity and the consolidated cash flows obtained and used in the year then ended.
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
Comparative information and main changes in the consolidation scope
For comparative purposes, the accompanying consolidated financial statements for 2020 include the figures for 2019, and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows, and the notes thereto for the year then ended, they also include those of 2018.
The main events and changes in the consolidation scope affecting comparability of the consolidated information for 2020 and 2019 (see Appendix I for a detailed description of the consolidation scope and the changes during the year) are as listed below.

COVID-19: impact and response in Telefónica
The COVID-19 crisis caused the greatest GDP fall of the last decades and, inevitably, it impacted the financial and operative performance of the Group. Consolidated revenues and operating income decreased 11.0% and 8.8% year-on-year, respectively, partly due to the effect of the pandemic.
Revenues were affected by the reduction of the commercial activity, which was reflected in lower service revenues and lower handset sales. Telefónica experienced the most significant effects during the second quarter as lockdowns imposed across the Group's markets put unprecedented pressure to commercial activity. In this period the impairment of trade receivables increased, mainly in Telefonica Hispam, with a subsequent improvement in the second half of the year (see Note 14).
The decrease in revenues was partially mitigated by the measures taken to reduce costs and by lower churn rates. Furthermore, CapEx was reduced 33.3% year-on-year (see Note 4), consequently the impact in the operating cash flow was lower than the impact in the income.
The crisis contributed to the significant depreciation against the euro of the major currencies of the countries where the Group operates, as shown below.

	Variation of closing exchange rate (12/31/2020 vs 12/31/2019)	Variation of average exchange rate (2020 vs 2019)
Brazilian real	(29.0%)	(24.1%)
Pound sterling	(5.2%)	(1.3%)
Peruvian nuevo sol	(16.2%)	(6.1%)
Argentine peso	(34.8%)	(34.8%)
Chilean peso	(3.6%)	(12.9%)
Colombian peso	(12.6%)	(12.6%)
Mexican peso	(13.3%)	(11.5%)

This depreciation had a negative impact in Equity attributable to equity holders of the parent amounting to 5,801 million euros (see Note 17).
Due to the indications of impairment during the year, the Group carried out goodwill impairment tests at interim periods, with a special emphasis on those cash generating units with a carrying value closer to the value in use at December 31, 2019. At year-end closing these analysis were updated, based on the latest business plans of the various cash-generating units, approved by Telefónica's Board of Directors. These plans include the impacts of the COVID-19 crisis.
As a result of this analysis, an impairment loss was recognized for the total goodwill allocated to Telefónica Argentina amounting to 519 million euros (see Note 7). in addition, an impairment loss for intangible assets amounting to 106 million euros (see Note 6) and an impairment loss for property, plant and equipment amounting to 269 million euros (see Note 8) were recognized for this cash generating unit (CGU). As a result of the impairment of these assets, the deferred tax liability associated with the hyperinflation adjustment in Argentina was partially derecognized, amounting to 94 million euros (see Note 25).
Furthermore, the recoverability of deferred tax assets of the Group was analyzed based on the new business plans and the estimation of realization of these assets, taking into account the latest regulatory changes. As a result of this analysis, deferred tax assets amounting to 101 million euros were derecognized, corresponding to the tax group in Spain (see Note 25).
Throughout the crisis, in order to support the communities in which the Group operates, Telefónica implemented measures aimed at:
•Protecting the health and safety of its employees and customers.
•Providing critical infrastructure and technology services to governments and health authorities.
•Donating goods and services to hospitals and vulnerable customers.
•Making the Group's high-tech buildings available for public use (O2 Arena in London and O2 Tower in Munich).

•Providing customers with free mobile data and additional entertainment services at no extra cost.
•Accelerating payments to suppliers with liquidity problems and offering flexible payments terms.
•Maintaining the 2020 dividend for shareholders; with enhancing financial flexibility with a voluntary scrip dividend (see Note 17).
On the other hand, the governments of the different countries where the Group operates established temporary regulatory measures that affected the telecommunications sector such as ban on suspending service due to debt and suspension of number portability operations (see "Regulation on COVID-19" in Appendix VI). In addition, in most countries Telefónica operators agreed with the governments to offer packages of minimum connectivity at a reduced or free price, along with free access to specific platforms (health, emergency services, education, information).
Telefónica's state-of-the-art networks enabled the Group to facilitate record growth in traffic driven by remote working and increased consumption of entertainment services while maintaining high levels of customer experience and service quality.
Agreement between Telefónica and Liberty Global plc to combine their operating businesses in the UK
On May 7, 2020, Telefónica reached an agreement with Liberty Global plc to combine into a 50-50 joint venture their operating businesses in the UK (O2 Holdings Ltd. and Virgin Media UK, respectively). The transaction is expected to deliver significant value to Telefónica, which expects to receive 5.7 billion pounds sterling of proceeds in total (calculated at the date of the agreement and subject to customary adjustments in this type of transactions), after an equalization payment by Liberty Global of 2.5 billion pounds sterling.
This move is fully aligned with the Telefonica strategy to focus on improving market positioning in its core markets. It will enable Telefónica to reinforce its presence and continuity in this market through the creation of an integrated communications provider in the United Kingdom that will offer their customers a convergent value proposition. Accordingly, Telefónica United Kingdom remains as a reportable segment (see Note 4).
The transaction is subject to regulatory approvals and other customary closing conditions. As of the date of this Annual Report, such conditions have not been satisfied.
The companies included in the transaction have been recognized as a disposal group held for sale (see Note 3m). Therefore, the consolidated assets and liabilities have been reclassified under ‘‘Non-current assets and disposal groups held for sale’’ and ‘‘Liabilities associated with non-current assets and disposal groups held for sale’’, respectively, in the consolidated statement of financial position at December 31, 2020 (see Note 30).
Agreement between Telxius Telecom and American Tower Corporation for the sale of its telecommunications towers divisions in Europe and Latin America
On January 13, 2021 Telxius Telecom, S.A. (a company of the Telefónica Group minority-owned, directly or indirectly, by KKR and Pontegadea), signed an agreement with American Tower Corporation ("ATC") for the sale of its telecommunications towers divisions in Europe (Spain and Germany) and in Latin America (Brazil, Peru, Chile and Argentina), for an amount of 7.7 billion euros, payable in cash.
The agreement establishes the sale of a number of approximately 30,722 telecommunication tower sites and comprises two separate and independent transactions (on one hand, the Europe business and, on the other hand, the Latin American business), setting the respective closings once the corresponding regulatory authorizations have been obtained.
The agreement include the transfer to ATC of the towers that Telxius agreed to acquire from Telefónica Germany GmbH & Co. under the agreement signed on June 8, 2020, including the towers acquired in the first phase on September 1, 2020 and the towers that will be acquired in the second phase by August 2021 (see Note 4).
In accordance with IFRS 5, the companies of the Telxius Group included in the transaction have been recognized as a disposal group held for sale in the consolidated statement of financial position at December 31, 2020 (see Note 30). The non-current assets will cease to be amortized and depreciated for accounting purposes from December 31, 2020.

Acquisition of a 50% stake in Prosegur’s alarm business in Spain
On September 17, 2019 Telefónica, S.A. reached an agreement with Prosegur Compañía de Seguridad, S.A. (“Prosegur”) for the acquisition of a 50% stake in Prosegur's alarm business in Spain, with the objective of developing said business through the combination of the complementary capabilities of both companies.
On February 28, 2020, after obtaining the relevant regulatory approvals, Telefónica de Contenidos, S.A.U. acquired 50% of the shares in Prosegur Alarmas España, S.L. The price was paid with 49,545,262 shares in Telefónica (see Note 17), with a valuation amounting to 266 million euros at the date of the transaction. This investment has been registered in the line of "Investments accounted for by the equity method" of the statement of financial position (see Note 10).
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
The standard allows for two transition methods: retrospectively for all periods presented, or using a modified retrospective approach where the cumulative effect of adoption is recognized at the date of initial application. The Group adopted the latter transition method; therefore, the Group recognized the cumulative effect of initial application as an adjustment to equity at the transition date, January 1, 2019, amounting to 16 million euros (see Note 17). Consequently, the 2018 information presented for comparative purposes were not restated (i.e., it is prepared and presented in accordance with the accounting standard effective at that moment: under IAS 17 Leases). Moreover, the Group applied the practical expedient that allows not reassessing whether a contract is or contains a lease on the date of initial application of IFRS 16 but to directly apply the new requirements to all those contracts identified as leases under the previous accounting standard.

The modifications introduced by IFRS 16 had a significant impact on the group's financial statements since the date of adoption, as shown below:

Millions of euros	Impact of the first application
Opening balance of rights of use at January 1, 2019 (Note 9)	7,870
Impact of IFRS 16 on rights of use of companies held for sale at December 31, 2018 (1)	155
Reclassification of property, plant and equipment deriving from finance leases under IAS 17 (Note 8)	(249)
Reclassification of advance payments of lease contracts in force at December 31, 2018	(178)
Accounts receivable for subleases	18
Impact of IFRS 16 on assets at transition date	7,616

Opening balance of lease liabilities at January 1, 2019 (Note 20)	7,705
Impact of IFRS 16 on lease liabilities of companies held for sale at December 31, 2018 (1)	152
Reclassification of finance lease liabilities under IAS 17 at December 31, 2018	(201)
Reclassification of other liabilities at December 31, 2018	(56)
Impact of IFRS 16 on liabilities at transition date	7,600

Impact of IFRS 16 on equity at transition date (Note 17)	16
(1) Antares, Telefónica Móviles Guatemala and Telefónica Móviles El Salvador (see Note 30).
Following is a summary of estimated impacts of IFRS 16 on the Group’s consolidated income statement in 2019, presented on a voluntary basis:

Millions of euros	2019
INCOME STATEMENT	IFRS 16	IAS 17	IFRS 16 Impact
Revenues	48,422	48,422	—
Other income	2,842	3,032	(190)
Supplies	(13,635)	(14,490)	855
Personnel expenses	(8,066)	(8,070)	4
Other expenses	(14,444)	(15,284)	840
Depreciation and amortization	(10,582)	(8,950)	(1,632)
OPERATING INCOME	4,537	4,660	(123)
Share of income (loss) of investments accounted for by the equity method	13	13	—
Finance income	842	842	—
Exchange gains	2,461	2,449	12
Finance costs	(2,795)	(2,599)	(196)
Exchange losses	(2,340)	(2,310)	(30)
Net financial expense	(1,832)	(1,618)	(214)
PROFIT BEFORE TAX	2,718	3,055	(337)
Corporate income tax	(1,054)	(1,104)	50
PROFIT FOR THE YEAR	1,664	1,951	(287)
Attributable to equity holders of the Parent	1,142	1,383	(241)
Attributable to non-controlling interests	522	568	(46)
Basic and diluted earnings per share attributable to equity holders of the parent (euros)	0.16	0.20	(0.05)
The impact in Other income is due to the different approach under IFRS 16 to determine the gain on sale and leaseback transactions (see Note 20).

In addition, the statement of cash flows is also impacted by IFRS 16. The main impact is the recording within the “cash flow from financing activities” of principal payments for lease contracts amounting to 1,787 and 1,518 million euros in 2020 and 2019, respectively (see Note 20), as well as the recording of interests related to said contracts under the heading “interest payments and other financial expenses” amounting to 179 million euros and 185 million euros in 2020 and 2019, respectively (see Note 20). Until the entry into force of IFRS 16 the operating leases payments were recorded under "Cash paid from operations". Payments for low cost and short-term leases continue to be recorded under "Cash received from operations" (see Note 9).
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
At December 31, 2020, the synthetic exchange rate was calculated considering the inflation rates that were published (2,959.8% from January to December 2020). The inflation rate published for January to December 2019 was 9,585.5%. Thus, the exchange rate used to translate the financial statements of the Venezuelan subsidiaries as of December 31, 2020 amounts to 2,094,405 VES/USD (68,448 VES/USD as of December 31, 2019).
The official reference exchange rate at December 31, 2020 was 1,107,199 VES/USD (46,621 VES/USD at December 31, 2019).

The translation of the financial statements of Telefónica Venezolana in 2020 had a negative impact in retained earnings amounting to 26 million euros (-212 million euros in 2019).

The following table presents the figures of Telefónica Venezolana in certain items of the consolidated income statement, the consolidated statement of cash flows and the consolidated statement of financial position of the Telefónica Group, by applying the synthetic exchange rate:

Millions of euros	2020	2019	2018
Revenues	72	79	18
Depreciation and amortization	(13)	(10)	(67)
Operating income	(13)	7	(64)
Net financial expense (1)	24	63	216
Profit before tax	37	70	152
Corporate income tax (2)	(9)	3	(186)
Result for the year	28	73	(34)
Net cash flow provided by operating activities	(1)	14	7
Capital expenditures (CapEx)	17	20	2
Non-current assets	51	43	238
(1) Mainly resulting from the hyperinflation adjustment to the net monetary position and the exchange differences arising from foreign currency items held by Telefónica Venezolana.
(2) Mainly deferred tax recognized for the inflation adjustments of the net assets, which are not deductible according to the present tax regime in Venezuela.

Change in accounting policy for the presentation of hyperinflation effects in equity
Since 2018, the Group includes all the equity effects derived from hyperinflation, i.e.: (a) the restatement for inflation of the financial statements of the Group companies operating in hyperinflationary economies, and (b) the effects of translating their respective financial statements into euros using the exchange rate at the end of the period, in a single line item under the heading Retained Earnings.
In March 2020, the International Financial Reporting Standards Committee (IFRIC) released its interpretation in this regard, indicating that these impacts should be recorded either separately, the former in Retained Earnings and the latter in Translation Differences, or jointly recognized as Translation Differences under the heading Other Comprehensive Income.
As a result, in 2020 the Group adopted this presentation policy and now presents the equity effects of hyperinflation under Translation Differences, within Other Comprehensive Income, rather than under the heading Retained Earnings. The consolidated net equity is not modified by this change in presentation.
In accordance with IAS 8, financial information from previous years presented for comparative purposes has been restated so that the information is comparable. Consequently, the Retained Earnings heading no longer includes the cumulative effects arising from hyperinflation in Venezuela and Argentina, which have been reclassified to Translation Differences amounting to 5,664 million euros at 31 December 2019 and 5,406 million euros at 31 December 2018.
As this change in accounting policy is a reclassification within equity, the basic and diluted earnings per share figures are not affected in any of the periods presented.
Sale of Antares
On November 8, 2018, Telefónica reached an agreement with Grupo Catalana Occidente for the sale of 100% of Seguros de Vida y Pensiones Antares, S.A. for a total amount of 161 million euros. At December 31, 2018, the assets corresponding to Antares were classified as non-current assets and disposal groups held for sale and the liabilities as liabilities associated with non-current assets and disposal groups held for sale, amounting to 793 million euros and 661 million euros, respectively.
On February 14, 2019, after obtaining the relevant regulatory approvals, the sale was concluded. This transaction generated a gain in the consolidated income statement of 2019 amounting to 98 million euros, under "Other income". In addition, it involved an equity reclassification between "Actuarial gains and losses and impact of limit on assets for defined benefit pension plans" and "Retained earnings" amounting to 89 million euros.
Sale of Telefónica Móviles Guatemala and Telefónica Móviles El Salvador
On January 24, 2019, Telefónica Centroamérica Inversiones, S.L. (60% of which is owned, directly and indirectly, by Telefónica and 40% of which is owned by Corporación Multi Inversiones), reached an agreement with América Móvil, S.A.B. of C.V. for the sale of the entire share capital of Telefónica Móviles Guatemala, S.A. and 99.3% of Telefónica Móviles El Salvador, S.A. de C.V. The aggregate consideration for both companies (enterprise value) was 648 million US dollars (approximately 570 million euros at the exchange rate on the date of the agreement, 293 million euros of which corresponded to Telefónica Móviles Guatemala and 277 million euros of which corresponded to Telefónica Móviles El Salvador).
The closing of the sale of Telefónica Móviles Guatemala took place the same day. This transaction did not have a significant impact in the consolidated financial statements of 2019. Due to the exclusion of Telefónica Móviles Guatemala from the scope of consolidation, the Equity attributable to non-controlling interests decreased by 114 million euros.
The closing of the Telefónica El Salvador sale was pending approval by the competition authority. In 2020, Telefónica and América Móvil, S.A.B. of C.V. terminated the purchase agreement, after careful consideration by both parties of the conditions to obtaining regulatory approval established by the Superintendencia de Competencia. As a consequence, Telefónica El Salvador ceased to be classified as disposal group held for sale (see Note 30).

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
The aggregate amount of the transaction (enterprise value) for all the companies was 1,650 million US dollars (approximately 1,455 million euros at the exchange rate of the date of the agreement).
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
On August 29, 2019, after obtaining the relevant regulatory approvals, the entire share capital of Telefónica Moviles Panamá, S.A. was transferred to Cable Onda S.A. (subsidiary of Millicom International Cellular, S.A.), for an amount of 594 million US dollars, approximately 536 million euros at that date. The impact of this transaction in the consolidated income statement of 2019 amounted to 190 million euros, under "Other income" (Note 26).
As a result of the exclusion of Telefonía Celular de Nicaragua, S.A. and Telefónica Móviles Panamá, S.A. from the scope of consolidation, the Equity attributable to non-controlling interests decreased by 112 million euros and 188 million euros, respectively.
In March 2020, Telefónica informed Millicom that, once the pertinent regulatory authorizations had been obtained and all the other conditions established in the aforementioned agreement for the execution of the sale had been completed, the execution of the contract and the closing of the transaction should be in April 2020. Millicom expressed its refusal to proceed with the closing, arguing that one of the Costa Rican administrative authorities had not issued the appropriate authorization. Telefónica filed a lawsuit against Millicom before the New York Supreme Court, considering that Millicom had breached the terms and conditions established in the sale contract, demanding compensation for all damages that this unjustified breach could cause to Telefónica (see Note 29.a).
On July 30, 2020, Telefónica reached an agreement with Liberty Latin America Ltd. for the sale of the entire share capital of Telefónica de Costa Rica TC, S.A. The enterprise value of Telefónica Costa Rica is 500 million U.S. dollars (approximately 425 million euros at exchange rate of the date of the agreement).
At the date of issue of these consolidated financial statements, the closing of the transaction is subject to the pertinent regulatory approvals. At December 31, 2020 Telefónica Costa Rica maintained its classification as disposal group held for sale (see Note 30).
Individual Suspension Plan
On September 27, 2019, Telefónica Spain signed the II Collective Agreement of Related Companies (CEV), wholly backed by the largest labor unions. The overall resources plan that was approved is based on:
•Evolution of the Collective Agreement of Related Companies, in order to have a framework of employment stability with greater flexibility and continue advancing on work-life balance and diversity, including, among other proposals, an Individual Suspension Plan which is entirely voluntary for 2019 (with the same conditions as the previous one).

•Training, reskilling and upskilling plan that enables improving skills and taking advantage of the potential of the current staff, focusing on new business needs (digitization, robotization and processes automation).

The present value of the payment flows of the Plan, together with the update of the estimates of the previous plan and the provision for the training plan resulted in expenses amounting to 1,732 million euros before taxes, reflected in "Personnel expenses" of the accompanying consolidated income statement for 2019 (see Note 24).
The update of the provision of the plan included in the previous collective agreement, together with the updated termination plans, entailed an expense of 297 million euros in the 2018 consolidated income statement (see Note 24).

Sale of a portfolio of data centers businesses
On May 8, 2019, Telefónica reached an agreement for the sale of a portfolio of 11 data centers located in seven jurisdictions (Spain, Brazil, USA, Mexico, Peru, Chile and Argentina) with a company controlled by Asterion Industrial Partners SGEIC (currently, Nabiax, S.A.) for a total amount of 550 million euros.
The total capital gain reflected in "Other income" generated in 2019 for the sale of these businesses amounted to 213 million euros (Note 26).
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
The Wholesale Agreement will be of a minimum duration of eight years, renewable for additional consecutive periods of three years. Such Wholesale Agreement established a gradual migration of Telefónica Mexico’s traffic to AT&T Mexico's access network over the first three years of the agreement.
As such migration is carried out, Telefónica México’s wireless access infrastructure will be turned off and, consequently, Telefónica México will discontinue using the licensed spectrum used in the past to operate its network.
The main impacts of the transformation of the operating model of Telefónica México in 2019 consolidated financial statements were as follows:
•A provision amounting to 167 million euros with a counterparty in Other expenses (see Note 26) due to the impact in certain pre-existing service contracts (energy supply, access to fiber optic networks and others), and additional restructuring expenses amounting to 44 million euros.
•A net loss amounting to 27 million euros, due to the partial return of spectrum licenses, -123 million euros corresponding to fully paid licenses (see Notes 6 and 26), and +95 million euros corresponding to licenses with deferred payments (associated debt) that were released (see Note 26).
•Accelerated depreciation of property, plant and equipment and amortization of rights of use due to the reduction of the useful lives of certain assets, with an impact of 36 million euros in the 2019 consolidated income statement.
•Reduction of payables for spectrum acquisition amounting to 508 million euros due to the cancelation of the debt associated with the licenses that were returned (see Note 21).
Additionally, in 2019 Telefónica Mexico reversed deferred tax assets with a counterparty in Corporate income tax, amounting to 454 million euros (see Note 25), due to the new estimations regarding the time horizon in which the Group expects to recover the assets. In 2018 Telefónica Mexico had reversed deferred tax assets amounting to 327 million euros.
In 2020, the aforementioned reduction in the useful lives of certain assets increased the depreciation of property, plant and equipment amounting to 204 million euros (see Note 8), the amortization of rights of use amounting to 110 million euros (see Note 9) and the amortization of intangible assets amounting to 6 million euros .

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
a) Hyperinflationary economies
Venezuela has been considered a hyperinflationary economy since 2009. The inflation rates used to prepare the financial information are the Indice Nacional de Precios al Consumidor de Venezuela, published by the Central Bank of Venezuela, or the best estimate in case the final index is not available. On an annual basis, these rates are 2,959.8%, 9,585.5% and 2,106,600.6% for 2020, 2019 and 2018, respectively.
The exchange rate used to translate inflation-adjusted bolivar-denominated items is the exchange rate as of the closing date of each reporting period in the consolidated financial statements, amounting to 2,094,405 bolivars per U.S. dollar (synthetic exchange rate, see Note 2), 68,448 bolivars per U.S. dollar (synthetic exchange rate) and 7,608 bolivars per U.S. dollar (synthetic exchange rate) as of December 31, 2020, 2019 and 2018, respectively.
In 2018 Argentina became a hyperinflationary economy (see Note 2). In order to restate its financial statements, the Company uses the series of indices defined by resolution JG No. 539/18 issued by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE), based on the National Consumer Price Index (IPC) published by the Instituto Nacional de Estadística y Censos (INDEC) of the Argentine Republic and the Wholesale Internal Price Index (IPIM) published by FACPCE. The cumulative index at December 31, 2020, 2019 and 2018 is 385.9%, 283.4% and 184.9%, respectively, while on an annual basis the index for 2020 is 36% (53% and 48% in 2019 and 2018, respectively).
The exchange rate used to translate inflation-adjusted items denominated in Argentine pesos in the 2020 financial statements is the closing exchange rate as of December 31, 2020 which was 103.23 Argentine pesos per euro (67.26 and 43.30 Argentine pesos per euro at December 31, 2019 and 2018, respectively).
The Group includes in a single line item ("Translation Differences") all the equity effects derived from hyperinflation. This is as follows: (a) the restatement for inflation of the financial statements of the Group companies operating in hyperinflationary economies, and (b) the effects of translating their respective financial statements into euros using the exchange rate at the end of the period.
b) Translation methodology
The income statements and statements of cash flows of the Telefónica Group’s foreign subsidiaries (except Venezuela and Argentina) were translated into euros at the average exchange rates for the year, as a rate that approximates the exchange rates at the dates of the transactions.
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
Intangible assets are amortized on a straight-line basis according to the following:
•Licenses granted to the Telefónica Group by various public authorities to provide telecommunications services and the value allocated to licenses held by certain companies at the time they were included in the

Telefónica Group (“Service concession arrangements and licenses”) are amortized on a straight-line basis over the duration of related licenses from the moment commercial operation begins.
•The allocation of acquisition costs attributable to customers acquired in business combinations, as well as the acquisition value of these types of assets in a third-party transaction for consideration (Customer base) are amortized on a straight-line basis over the estimated period of the customer relationship. The term length is between 5 and 14 years, based on the customer segment (residential, business, etc.) and the business model (prepaid, postpaid, etc.).
•Software is amortized on a straight-line basis over its useful life, generally estimated to be between two and five years.
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
At the inception date of the lease (i.e. the date when the underlying asset is available for use), a lessee recognizes a right of use asset that represents the right to use the underlying asset over the term of the lease, and a lease liability for the present value of the lease payments payable over the lease term – discounted using the incremental borrowing rate at the start date of the lease.
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
The Group uses the "low value" asset lease recognition exemption for office equipment and the short-term lease recognition exemption for all leases with a term of 12 months or less. Therefore, lease payments in such cases are recognized as an expense on a straight-line basis over the lease term.
The Group recognizes non-lease components separately from lease components for those classes of assets in which non-lease components are significant with respect to the total value of the arrangement.
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
Where the Group acts as a lessor, leases are classified between operating and finance leases. Leases in which the lessor retains a significant portion of the risks and rewards of ownership of the leased asset are treated as operating leases. Otherwise, the lease is a finance lease.
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
Upon the sale or contribution of a controlled business to an associate or joint venture, the Group measures and recognizes any retained interest at its fair value. Any difference between the carrying amount of the business contributed and the fair value of the retained investment and the consideration received from disposal is recognized in full in profit or loss.
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
m) Non-current assets held for sale
The Group classifies non-current assets and disposal groups as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell and are presented separately in the statement of financial position as “Non-current assets and disposal groups held for sale” and “Liabilities associated with non-current assets and disposal groups held for sale”. Once classified as held for sale property, plant and equipment and intangible assets (including right-of-use assets) are no longer depreciated or amortized.
The criteria for held for sale classification is regarded as met only when the Group determines the sale to be highly probable: management is committed to a decision to sell and all actions required to complete the sale indicate that it is unlikely that significant changes to the sale will be made or that the decision will be withdrawn. In addition, the asset or disposal group is available for immediate sale in its present condition (subject only to terms that are usual and customary for such transactions) and the sale is expected to be completed within one year from the date of the classification.
n) Use of estimates
The key assumptions concerning the future and other relevant sources of uncertainty in estimates at the reporting date that could have a significant impact on the consolidated financial statements within the next financial year are discussed below.
As mentioned in Note 2 to the Consolidated Financial Statements, COVID-19 has changed the macroeconomic landscape and increased the level of uncertainty about the future economic outlook. This represents a significant challenge for management when making estimates. While the specific areas of significant judgement have not changed, the impact of COVID‑19 has resulted in the application of further judgement within those areas. In addition to this, the associated impacts of COVID 19 are highly dependent on variables that are difficult to predict. Given the evolving nature of the pandemic and the limited recent experience on its economic and social consequences, changes to estimates may need to be made.
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
Exchange rate and inflation rates used to translate the financial statements of our Venezuelan subsidiaries
The Group reviews, on a regular basis, the economic conditions in Venezuela and the specific circumstances of its Venezuelan operations. In light of the worsening of the economic and political crisis in Venezuela and in the absence of official rates that are representative of the situation in the country, at December 31, 2020 the Group maintains its policy to estimate an exchange rate that matches the progression of inflation in Venezuela and reflects the economic and financial position of the Group’s Venezuelan operations within its consolidated financial statements in a more accurate way.
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
o) New IFRS and interpretations of the International Financial Reporting Interpretations Committee (IFRIC)
The accounting policies applied in the preparation of the consolidated financial statements for the year ended December 31, 2020 are consistent with those used in the preparation of the Group’s consolidated annual financial statements for the year ended December 31, 2019, with the exception of the following new standards and amendments to existing standards issued by the IASB and adopted by the European Union for application in Europe, which are mandatory for annual periods beginning on or after January 1, 2020:
•Amendments to IFRS 3: Definition of a Business
The amendment to IFRS 3 clarifies that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. The definition of the term ‘outputs’ is amended to focus on goods and services provided to customers, generating investment income and other income, and it excludes returns in the form of lower costs and other economic benefits.
The Group's current approach is consistent with these requirements, so the application of these amendments did not have a significant impact on the Group's financial position or results in the period.
•Amendments to IFRS 7, IFRS 9 and IAS 39: Interest Rate Benchmark Reform
The amendments to IFRS 9 and IAS 39 Financial Instruments: Recognition and Measurement provide a number of reliefs, which apply to all hedging relationships that are directly affected by interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainties about the timing and or amount of benchmark-based cash flows of the hedged item or the hedging instrument. This amendment did not have a significant impact on the Group's financial position or results in the period.
•Amendments to IAS 1 and IAS 8: Definition of Material
The amendments provide a consistent definition of materiality throughout International Financial Reporting Standards and the Conceptual Framework for Financial Reporting, clarify when information is material and incorporate some of the guidance in IAS 1 about immaterial information. In particular, the amendments clarify: (i) that the reference to obscuring information addresses situations in which the effect is similar to omitting or misstating that information, and that an entity assesses materiality in the context of the financial statements as a whole, and (ii) the meaning of ‘primary users of general purpose financial statements’ to whom those financial statements are directed, by defining them as ‘existing and potential investors, lenders and other creditors’ that must rely on general purpose financial statements for much of the financial information they need.
The Group's current practices are in line with these criteria, so the application of these amendments did not have an impact on the Group's financial position or results in the period, nor are they expected to do so in the future.
•Conceptual Framework for Financial Reporting
The Conceptual Framework is not a standard, and none of the concepts contained therein override the concepts or requirements in any standard. The purpose of the Conceptual Framework is to assist the IASB in developing standards, to help preparers develop consistent accounting policies where there is no applicable standard in place and to assist all parties to understand and interpret the standards. The revised Conceptual Framework includes some new concepts, provides updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts, such as removing the probability threshold for recognition and adding guidance on derecognition, or adding guidance on different measurement basis. No changes were made to any of the current accounting standards.
The Group’s accounting policies are still appropriate under the revised Framework, so these amendments had no impact on the Group's financial position or results in the period.
•Amendments to IFRS 16: Covid19-related Rent Concessions
The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions (such as rent holidays or rent reductions for a period of time) arising as a direct consequence of the Covid-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a Covid-19 related rent concession from a lessor is a lease modification and therefore account for any change in lease payments resulting from the Covid-19 related rent concession the same way it would account for the change under IFRS 16, if the change were not a lease modification.
The amendment applies to annual reporting periods beginning on or after 1 June 2020, with earlier application permitted. In accordance with EU regulations, companies shall apply the amendment, at the latest, as from 1 June 2020 for financial years starting on or after 1 January 2020. This amendment had no impact on the consolidated financial statements of the Group.
New standards and amendments to standards issued but not effected as of December 31, 2020.
At the date of preparation of the consolidated financial statements, the following IFRS and amendments to existing standards had been published, but their application is not mandatory:

Standards and amendments		Mandatory application: annual periods beginning on or after
Amendments to IFRS 4	Deferral of IFRS 9	January 1, 2021
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16	Interest Rate Benchmark Reform – Phase 2	January 1, 2021
Amendments to IAS 37	Cost of Fulfilling a Contract	January 1, 2022
Amendments to IFRS 3	Reference to the Conceptual Framework	January 1, 2022
Annual Improvements 2018-2020 Cycle		January 1, 2022
Amendments to IAS 16	Proceeds before Intended Use	January 1, 2022
Amendments to IAS 1	Classification of Liabilities as Current or Non-current	January 1, 2022
IFRS 17	Insurance Contracts	January 1, 2023

Based on the assessment made to date, the Group estimates that the adoption of these new pronouncements will not have a significant impact on the consolidated financial statements in the initial period of application.

Note 4. Segment information
On November 27, 2019, the Board of Directors of Telefónica approved an action plan with five strategic decisions: (i) focus investment and growth in the most important markets of the company: Spain, Brazil, the UK and Germany; (ii) the creation of Telefónica Tech; (iii) the creation of Telefónica Infra, with Telxius as its first asset; (iv) an operational spin-off of Hispanoamérica in a single unit; and (v) the redefinition of the company’s corporate center. The structure of Telefónica's Executive Committee was modified to reflect these changes.
Such changes have also resulted in a change to the financial information presented to Telefónica's Management and have resulted in a change of the reporting segments. In 2020 the Telefónica Group is reporting financial information, both internally and externally, according to the following segments: Telefónica Spain, Telefónica United Kingdom, Telefónica Germany, Telefónica Brazil, Telefónica Hispam (formed by the Group's operators in Colombia, Mexico, Venezuela, Ecuador, Argentina, Chile, Peru and Uruguay) and Telxius Group.
Furthermore, Telefónica Global Technology, S.A.U., which was previously reported in "Other companies", is now reported in the Telefónica Spain segment.
Due to the implementation of the changes referred to above, the comparative results of the segments of the Group for 2019 and 2018, and the comparative segmentation of assets and liabilities as of December 31, 2019 were restated. These changes in the segments have had no impact on the consolidated results of the Group.
On May 7, 2020 Telefónica reached an agreement with Liberty Global plc to combine their respective businesses in the United Kingdom and form a joint venture 50% owned by each of such companies (see Note 2). This transaction is fully aligned with Telefonica`s strategy to focus on improving market positioning in its core markets. It will enable Telefónica to reinforce its presence and continuity in this market through the creation of an integrated communications provider in the United Kingdom that will offer their customers a convergent value proposition. Accordingly, Telefónica United Kingdom remains as a reportable segment. From the date of the agreement, the consolidated assets and liabilities subject to the transaction have been reclassified under ‘‘Non-current assets and disposal groups held for sale’’ and ‘‘Liabilities associated with non-current assets and disposal groups held for sale’’, respectively, in the consolidated statement of financial position (see Note 30). Additionally, the non-current assets ceased to be amortized and depreciated for accounting purposes once they were reclassified as assets held for sale.
On June 8, 2020 Telefónica’s subsidiary in Germany, Telefónica Germany GmbH & Co. OHG signed an agreement with Telxius Telecom, S.A. to sell approximately 10,100 sites to Telxius for 1,500 million euros, in two phases: in a first moment approximately 60% of the portfolio and the remaining 40% to be acquired by August of 2021. The first phase was completed on September 1, 2020, when Telxius acquired all the shares of the subsidiary Telefónica Germany Mobilfunk Standortgesellschaft mbH which owned approximately 6,000 sites. The results of Telefónica Germany do not include the gain generated in this transaction.
On January 13, 2021, Telxius Telecom, S.A. (a company of the Telxius Group), has signed an agreement with American Tower Corporation for the sale of its telecommunications towers divisions in Europe (Spain and Germany) and in Latin America (Brazil, Peru, Chile and Argentina), for an amount of 7.7 billion euros (see Note 2). The consolidated assets and liabilities of the companies of the Telxius Group subject to the transaction have been reclassified under ‘‘Non-current assets and disposal groups held for sale’’ and ‘‘Liabilities associated with non-current assets and disposal groups held for sale’’ (see Note 30), respectively, in the consolidated statement of financial position at December 31, 2020.
The impairment losses on goodwill and other non-current assets of Telefónica Argentina, recorded in 2019 and 2020 (see Notes 6, 7 and 8), are included in the Telefónica Hispam segment.
In 2019 the sale of the Group operating companies in Guatemala, Nicaragua and Panama was completed (see Note 2). At December 31, 2019 Telefónica Costa Rica and Telefónica Móviles El Salvador were classified as held for sale (see Note 30). The assets, liabilities and results of the Group companies in Central America, and the gains obtained in these transactions, have been reported in "Other companies".
The segments referred to above include the information related to the fixed, wireless, cable, data, Internet and television businesses and other digital services provided in each country. Inter-segment transactions are carried out on an arm's length basis.

Information relating to other Group companies not specifically included in these segments is reported under "Other companies" (see Appendix I), which includes Telefónica, S.A. and other holding companies, as well as companies whose main purpose is to provide cross-sectional services to Group companies and other operations not included in the segments.
The "Eliminations" of the Group at OIBDA level in 2020 and 2019 mainly reflect the leases of Telxius Group to other Group companies, due to the asymmetry in accounting between lessor and lessee under IFRS 16. This impact is mostly offset at operating income level.
The Group centrally manages borrowing activities, mainly through Telefónica, S.A. and other companies (see Note 19, Appendix III and Appendix V), so most of the Group's financial assets and liabilities are reported under Other companies. In addition, Telefónica, S.A. is the head of the Telefónica tax group in Spain (see Note 25). Therefore, a significant part of the deferred tax assets and liabilities is included under Other companies. For these reasons, the results of the segments are disclosed up to operating income.
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
The following table presents income, CapEx information (capital expenditures in intangible assets and property, plant and equipment, see Notes 6 and 8) and acquisitions of rights of use (since the entry into force of IFRS 16, see Note 9) regarding the Group’s operating segments:

2020
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Telxius Group	Other companies	Eliminations	Total Group
Revenues	12,401	6,708	7,532	7,422	7,922	826	1,860	(1,595)	43,076
External revenues	12,118	6,666	7,500	7,406	7,786	322	1,288	(10)	43,076
Intersegment revenues	283	42	32	16	136	504	572	(1,585)	—
Other operating income and expenses(1)	(7,355)	(4,644)	(5,223)	(4,234)	(6,932)	(306)	(2,021)	1,137	(29,578)
OIBDA	5,046	2,064	2,309	3,188	990	520	(161)	(458)	13,498
Depreciation and amortization	(2,184)	(389)	(2,394)	(1,965)	(2,274)	(269)	(199)	315	(9,359)
Operating income	2,862	1,675	(85)	1,223	(1,284)	251	(360)	(143)	4,139
CapEx	1,408	913	1,094	1,372	833	348	106	(213)	5,861
Acquisitions of rights of use	138	116	1,159	768	364	353	25	(909)	2,014
(1)Other operating income and expenses includes “Other income”, “Supplies”, “Personnel expenses” and “Other expenses”.

2019
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Telxius Group	Other companies	Eliminations	Total Group
Revenues	12,850	7,109	7,399	10,035	9,650	842	2,129	(1,592)	48,422
External revenues	12,528	7,068	7,364	10,018	9,504	360	1,580	—	48,422
Intersegment revenues	322	41	35	17	146	482	549	(1,592)	—
Other operating income and expenses(1)	(9,131)	(4,995)	(5,073)	(5,773)	(7,617)	(338)	(1,589)	1,213	(33,303)
OIBDA	3,719	2,114	2,326	4,262	2,033	504	540	(379)	15,119
Depreciation and amortization	(2,013)	(1,204)	(2,463)	(2,516)	(2,268)	(249)	(136)	267	(10,582)
Operating income	1,706	910	(137)	1,746	(235)	255	404	(112)	4,537
CapEx	1,667	914	2,469	2,005	1,485	284	143	(183)	8,784
Acquisitions of rights of use	127	157	230	409	367	88	37	(123)	1,292
(1)Other operating income and expenses includes “Other income”, “Supplies”, “Personnel expenses” and “Other expenses”.

2018
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Telxius Group	Other companies	Eliminations	Total Group
Revenues	12,788	6,790	7,320	10,126	9,939	792	2,539	(1,601)	48,693
External revenues	12,461	6,757	7,281	10,105	9,815	334	1,940	—	48,693
Intersegment revenues	327	33	39	21	124	458	599	(1,601)	—
Other operating income and expenses(1)	(7,993)	(4,925)	(5,486)	(5,815)	(7,681)	(422)	(2,325)	1,525	(33,122)
OIBDA	4,795	1,865	1,834	4,311	2,258	370	214	(76)	15,571
Depreciation and amortization	(1,678)	(943)	(2,071)	(1,990)	(2,006)	(125)	(275)	39	(9,049)
Operating income	3,117	922	(237)	2,321	252	245	(61)	(37)	6,522
CapEx	1,741	1,464	966	1,910	1,681	181	195	(19)	8,119
(1)Other operating income and expenses includes “Other income”, “Supplies”, “Personnel expenses” and “Other expenses”.

The following table presents main assets and liabilities by segment:

2020
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Telxius Group	Other companies	Eliminations	Total Group
Fixed assets	14,604	—	13,005	14,408	8,692	452	1,140	—	52,301
Rights of use (1)	1,332	—	2,852	1,677	1,117	30	79	(2,105)	4,982
Investments accounted for by the equity method	266	—	2	1	58	—	100	—	427
Financial assets and other non-currents assets	330	—	647	700	773	39	7,979	(3,198)	7,270
Deferred tax assets	2,212	—	473	248	721	29	2,733	—	6,416
Other current financial assets	35	—	67	30	90	3	10,187	(7,917)	2,495
Non-current assets and disposal groups held for sale	—	13,264	—	—	30	2,062	418	(361)	15,413
Total allocated assets	24,098	13,264	20,266	20,023	14,973	2,840	27,981	(18,394)	105,051
Non-current financial liabilities	758	—	1,577	167	6,149	1,257	37,360	(4,971)	42,297
Non-current lease liabilities	1,074	—	2,326	1,342	1,095	4	82	(1,884)	4,039
Deferred tax liabilities	141	—	405	864	481	18	711	—	2,620
Current financial liabilities	852	—	715	224	1,157	150	9,881	(4,856)	8,123
Current lease liabilities	291	—	514	297	365	8	26	(246)	1,255
Liabilities associated with non-current assets and disposal groups held for sale	—	4,897	—	—	—	917	221	(1,244)	4,791
Total allocated liabilities	16,360	4,897	10,903	6,252	12,960	2,785	51,033	(18,399)	86,791
(1) The eliminations of rights of use mainly correspond to the rights of use for assets leased by Telxius to the operating companies of the Group.

2019
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Telxius Group	Other companies	Eliminations	Total Group
Fixed assets	15,159	10,051	14,091	20,585	11,881	1,145	753	—	73,665
Rights of use (1)	1,500	716	2,499	1,933	1,382	388	71	(1,550)	6,939
Investments accounted for by the equity method	—	9	—	2	73	—	56	—	140
Financial assets and other non-currents assets	167	468	457	1,159	764	55	7,224	(3,171)	7,123
Deferred tax assets	2,384	2	314	337	755	89	2,801	—	6,682
Other current financial assets	42	72	17	67	426	1	5,587	(3,089)	3,123
Non-current assets and disposal groups held for sale	12	—	—	1	43	—	762	—	818
Total allocated assets	24,491	13,869	20,143	28,120	20,553	2,184	23,238	(13,721)	118,877
Non-current financial liabilities	775	1,132	2,153	572	2,666	1,148	37,360	(2,518)	43,288
Non-current lease liabilities	1,252	490	2,027	1,582	1,298	281	74	(1,378)	5,626
Deferred tax liabilities	158	101	358	945	572	18	756	—	2,908
Current financial liabilities	854	—	339	464	901	1	12,193	(5,676)	9,076
Current lease liabilities	283	213	462	448	248	117	15	(186)	1,600
Liabilities associated with non-current assets and disposal groups held for sale	—	—	—	—	—	—	380	—	380
Total allocated liabilities	16,067	5,450	10,659	8,599	10,904	2,250	53,216	(13,718)	93,427
(1) The eliminations of rights of use mainly correspond to the rights of use for assets leased by Telxius to the operating companies of the Group.

The composition of segment revenues, detailed by the main countries in which the Group operates, is as follows:

Millions of euros	2020				2019				2018
Country by segments	Fixed	Mobile	Others and elims.	Total	Fixed	Mobile	Others and elims.	Total	Fixed	Mobile	Others and elims.	Total
Spain (*)				12,401				12,850				12,788
United Kingdom	232	6,476	—	6,708	218	6,891	—	7,109	214	6,576	—	6,790
Germany	785	6,730	17	7,532	741	6,647	11	7,399	767	6,539	14	7,320
Brazil	2,531	4,891	—	7,422	3,537	6,498	—	10,035	3,754	6,372	—	10,126
Hispam	2,836	5,070	16	7,922	3,435	6,210	5	9,650	3,468	6,471	—	9,939
Telxius Group			826	826			842	842			792	792
Other and inter-segment eliminations			265	265			537	537			938	938
Total Group				43,076				48,422				48,693
Note: In the countries of Telefónica Hispam segment with separate fixed and mobile operating companies, intercompany revenues were not considered.
(*) The detail of revenues for Telefónica Spain is shown in the table below.

Given the convergence reached at Telefónica Spain due to the high penetration of convergent offers in Telefónica Spain, the revenue breakdown by fixed and mobile is less relevant in this segment. For this reason, management believes that the revenue breakdown shown below is more meaningful.

Millions of euros
Telefónica Spain	2020	2019	2018
Retailers	9,906	10,313	10,341
Wholesalers, mobile handsets sales and others	2,495	2,537	2,447
Total	12,401	12,850	12,788

Note 5. Business combinations and acquisitions of non-controlling interests

Business combinations
There were no significant business combinations in 2020, 2019 and 2018.
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

Note 6. Intangible assets
The composition of and movements in net intangible assets in 2020 and 2019 are as follows:

2020
Millions of euros	Balance at 12/31/2019	Additions (1)	Amortization	Disposals	Impairments	Transfers and others	Translation differences and hyperinflation adjustments	Balance at 12/31/2020
Service concession arrangements and licenses	8,566	32	(1,001)	(33)	(106)	151	(1,036)	6,573
Software	2,980	467	(1,305)	—	(2)	542	(302)	2,380
Customer base	1,666	6	(372)	—	—	(4)	(58)	1,238
Trademarks	640	—	(51)	—	—	(2)	(75)	512
Other intangible assets	52	11	(6)	—	—	(2)	(4)	51
Intangible assets in process	2,130	595	—	—	—	(1,940)	(51)	734
Total intangible assets	16,034	1,111	(2,735)	(33)	(108)	(1,255)	(1,526)	11,488
(1) Total additions of intangible assets in 2020 amounted to 1,266 million euros, including the additions corresponding to companies held for sale during the annual reporting period (see Note 2).

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

Additions of spectrum in 2020, including the additions corresponding to "Non-current assets and disposal groups held for sale", amounted to 126 million euros (1,501 million euros in 2019).
A reclassification amounting 1,381 million euros between the lines "Intangible assets in process" and "Service concession arrangements and licenses" was made in 2020, corresponding to the majority of the spectrum licenses acquired by Telefonica Germany in 2019.
In June 2019, as part of the 5G frequency auction, Telefónica Germany acquired a total of 90 MHz of spectrum in the 2 GHz and 3.6 GHz bands, for a total amount of 1,425 million euros. The German Federal Network Agency assigned the frequency blocks in August 2019:
•At 2 GHz, a paired block of 5 MHz with a running time from 2021, and a paired block of 5 MHz with a running time from 2026; and
•At 3.6 GHz, seven unpaired blocks of 10 MHz each, which will be made available gradually by 2022 at the latest.
In September 2019, Telefónica Germany, like the other auction participants, reached an agreement to pay in annual installments until 2030, beginning in December 2019, instead of one-time payment (see Note 21 and Appendix VI).
In addition, in 2019 Telefónica Uruguay acquired spectrum in the 2.6 GHz band for 26 million euros.

Disposals of "Service concession arrangements and licenses" in 2019 corresponded to the licenses to use spectrum of Telefónica Mexico (see Note 2).
"Impairments" in 2020 corresponding to "Service concession arrangements and licenses" includes an impairment loss of Telefónica Argentina, amounting to 106 million euros (see Note 7).
"Transfers and others" in 2020 include the reclassification of the intangible assets of Telefónica United Kingdom and the telecommunications towers division of Telxius amounting to 1,513 and 36 million euros, respectively, to "Non-current assets and disposal groups held for sale" of the statement of financial position (see Note 30). In addition, this section includes the reclassification of the intangible assets of Telefónica Móviles El Salvador, amounting to 34 million euros from "Non-current assets and disposal groups held for sale" (see Note 30).
"Transfers and others" in 2019 included the reclassification of the intangible assets of Telefónica de Costa Rica amounting to 65 million euros to "Non-current assets and disposal groups held for sale" of the statement of financial position (see Note 30).
Appendix VI contains the details of the main concessions and licenses which the Group operates.

“Exclusion of companies” in 2019 mainly corresponded to the sale of Telefonía Celular de Nicaragua and Telefónica Móviles Panamá amounting to 12 and 100 million euros, respectively (see Note 2).
The result of the translation to euros of the intangible assets by the companies of the Group in Argentina and Venezuela, together with the effect of the hyperinflation adjustments (see Note 3.a) are shown in the column "Translation differences and hyperinflation adjustments".

The gross cost, accumulated amortization and impairment losses of intangible assets at December 31, 2020 and 2019 are as follows:

Balance at December 31, 2020
Millions of euros	Gross cost	Accumulated amortization	Impairment losses	Intangible assets
Service concession arrangements and licenses	7,062	(399)	(90)	6,573
Software	15,375	(12,986)	(9)	2,380
Customer base	5,071	(3,833)	—	1,238
Trademarks	1,720	(1,207)	(1)	512
Other intangible assets	940	(888)	(1)	51
Intangible assets in process	734	—	—	734
Total intangible assets	30,902	(19,313)	(101)	11,488

Balance at December 31, 2019
Millions of euros	Gross cost	Accumulated amortization	Impairment losses	Intangible assets
Service concession arrangements and licenses	20,414	(11,848)	—	8,566
Software	17,578	(14,597)	(1)	2,980
Customer base	6,544	(4,878)	—	1,666
Trademarks	1,887	(1,247)	—	640
Other intangible assets	956	(901)	(3)	52
Intangible assets in process	2,130	—	—	2,130
Total intangible assets	49,509	(33,471)	(4)	16,034

Note 7. Goodwill

Movement in goodwill

The movement in goodwill assigned to each Group segment was as follows:

2020
Millions of euros	Balance at 12/31/2019	Additions	Write-offs	Transfers	Exchange rate impact	Balance at 12/31/2020
Telefónica Spain	4,299	—	—	—	—	4,299
Telefónica Brazil	8,814	—	—	—	(2,556)	6,258
Telefónica Germany	4,819	—	—	(261)	—	4,558
Telefónica United Kingdom	4,847	—	—	(4,750)	(97)	—
Telefónica Hispam	2,530	—	(519)	—	(233)	1,778
Telxius Group	2	—	—	(2)	—	—
Others	92	5	—	63	(9)	151
Total	25,403	5	(519)	(4,950)	(2,895)	17,044

2019 (*)
Millions of euros	Balance at 12/31/2018	Disposals	Additions	Write-offs	Exchange rate impact	Balance at 12/31/2019
Telefónica Spain	4,310	(11)	—	—	—	4,299
Telefónica Brazil	8,991	(1)	—	—	(176)	8,814
Telefónica Germany	4,815	—	4	—	—	4,819
Telefónica United Kingdom	4,611	—	—	—	236	4,847
Telefónica Hispam	2,785	(22)	—	(206)	(27)	2,530
Telxius Group	2	—	—	—	—	2
Others	234	(144)	2	—	—	92
Total	25,748	(178)	6	(206)	33	25,403
(*) The movement in 2019 has been restated to reflect the new segments of the Group (see Note 4).

Following the agreement between Telefónica and Liberty Global plc to combine their businesses in the United Kingdom (see Note 2), the goodwill allocated to Telefonica United Kingdom was reclassified to "Non-current assets and disposals groups held for sale" of the statement of financial position (see Note 30).
On June 8, 2020 Telefónica’s subsidiary in Germany, Telefónica Germany GmbH & Co. OHG signed an agreement with Telxius Telecom, S.A. to sell approximately 10,100 sites to Telxius for 1,500 million euros, in two phases: in a first moment approximately 60% of the portfolio and the remaining 40% to be acquired by August of 2021. The first phase was completed on September 1, 2020, when Telxius acquired all the shares of the subsidiary Telefónica Germany Mobilfunk Standortgesellschaft mbH, which owned approximately 6,000 sites. As a result of this transaction, 261 million euros of goodwill originally allocated to Telefónica Germany was allocated to Telxius Group. At December 31, 2020 the goodwill allocated to Telxius Group is classified to "Non-current assets and disposals groups held for sale" of the statement of financial position (see Note 30).

In 2020 goodwill decreased by 2,895 million euros due to the depreciation of major currencies against the euro, mainly the Brazilian real (see Note 2).
As explained hereafter, in 2020 an impairment loss was recognized on the goodwill allocated to Telefónica Argentina, amounting to 519 million euros, with a balancing entry in “Other expenses” (206 million euros in 2019, see Note 26).
Transfers in "Others" in 2020 mainly correspond to the reclassification of the goodwill allocated to Telefónica Móviles El Salvador from "Non-current assets and disposal groups held for sale" (see Note 30).
The disposals of goodwill in 2019 in "Others" corresponded to the sale of Telefónica Móviles Panamá and Telefonía Celular de Nicaragua (see Note 2).
The rest of disposals in 2019 corresponded to the sale of the data center businesses.
Cash-generating units
In order to test for impairment, goodwill was allocated to the different cash-generating units (CGUs), which are grouped into the following reportable operating segments:

Millions of euros	12/31/2020	12/31/2019
Telefónica Spain	4,299	4,299
Telefónica Brazil	6,258	8,814
Telefónica Germany	4,558	4,819
Telefónica United Kingdom	—	4,847
Telefónica Hispam	1,778	2,530
Colombia	170	195
Ecuador	119	130
Chile	826	856
Peru	642	766
Argentina	—	557
Uruguay	19	24
Others T. Hispam	2	2
Telxius Group	—	2
Others	151	92
TOTAL	17,044	25,403

As explained in Note 2, the COVID-19 crisis has had a significant impact on the results of all cash-generating units, especially as of the second quarter of 2020. This situation represented an impairment indicator, and the Group conducted impairment tests at interim periods, with special emphasis on those cash-generating units whose recoverable value was closest to the carrying amount at 31 December 2019. This analysis considered:
i.the plans of the operating businesses in the Telefónica Hispam segment, which were updated during the first quarter of 2020 against the background of the operating spin-off approved on November 27, 2019. These plans reflected an improvement in profitability, through medium- and long-term efficiency measures, which have been addressed in 2020.
ii.three calculation models according to the historical relationship between the economic cycle and revenues, both in nominal and real terms, in volume and in growth rates, in order to estimate its impact in the projections in the medium and long term, with three future scenarios (base, pessimistic and optimistic). These scenarios were based on the most recent GDP growth and inflation forecasts available at that date from public and private, local and international public bodies and which can be checked for each of the countries, assigning a probability of occurrence to each scenario based on the distribution of probabilities by prestigious institutions (60%, 30% and 10% respectively). The cash flows projected in the latest 2020 forecasts for the CGUs were the starting point.

Another impairment test was conducted at year-end closing. The basis has been the latest business plan of the various cash-generating units to which goodwill is allocated to, approved by Telefónica's Board of Directors.
In order to complete the five years of cash flows after the closing year, an additional normalization period was added to the business plans based on the operating ratios until the terminal parameters are reached. The analysts consensus' forecasts are used as a reference. For specific cases, extended business plans are used to cover the five-year period of cash flows, when the normalization period does not properly reflect the expected evolution of the business. Finally, to determine the terminal value of each CGU, a constant free cash flows growth over time is assumed, applying a terminal growth rate. The model used is similar to the dividend discount model developed by Gordon-Shapiro, internationally recognized for business valuations.
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
Revenues
In terms of revenues, the plan assumes a trend towards stability and improvement as of 2022 in local currency.
OIBDA margin and long-term Capital Expenditure (CapEx) ratio
The values obtained, as described in the previous paragraphs, are compared with the available data of analysts and competitors in the geographic markets where Telefónica Group operates.
In Europe, the long-term OIBDA margins two-years estimates of Telefónica Group's analysts are within a range of 39% to 43% for Spain, 31% to 33% for Germany, and 29% to 34% for the UK.
Regarding the long-term ratio of CapEx over revenues, the valuations performed for the impairment tests for Spain, Germany and United Kingdom consider the opinions of Telefónica Group’s analysts with regard to investment needs (around 12% for Spain and around 14% for Germany and the United Kingdom).
As for the long-term OIBDA margin two-years estimates of Telefónica Group's analysts for the operator in Brazil, it is in a range within 41% to 45%. Regarding investments, the operator will invest a percentage within the range of the investment needs forecasted by analysts (around 16%).
Discount rate
The discount rate, applied to measure cash flows, is the weighted average cost of capital (WACC), determined by the weighted average cost of equity and debt according to the finance structure established for each CGU.
This rate is calculated using the capital asset pricing model (CAPM), which considers the asset’s systemic risk, and the impact of those risks not already considered on cash flows, such as country risk, business-specific credit risk, currency risk and price risk specific to the financial asset, constantly monitoring the fluctuations of the financial markets. Consequently, the estimations were reviewed, including the impacts of the current economic situation resulting from the COVID-19 crisis.

For the United Kingdom, it was considered the uncertainty created by the Brexit, about the new legal framework and the impacts of the restrictions on access to the European single market. For this reason, the cost of capital used in the valuation continues to be stressed, through a higher market premium in line with the implicit one.
The most significant components of WACC are summarized as follows:
•Risk-Free Rate: defined as the interest rate offered by long-term sovereign bonds. The rate is determined using current market data and equilibrium level estimates (according to standard econometric models, supported by modeling of neutral rates prepared by the central banks themselves) in which the interest rates should be located, thus adjusting the yields, set at low rates due to the high influence of public debt purchased by central banks.
•Political Risk Premium: adds the country's insolvency risk due to political and/or financial events; calculation is based on the quoted prices of credit default swaps for each country or, the EMBI+ index published by JP Morgan based on the information available and the liquidity conditions of these swaps.
•Equity Risk Premium (ERP): the return in excess that equity assets are expected to yield over the risk-free rate. This is determined using a combination of historical approaches (ex post) backed by external publications and studies based on historical market returns series, and prospective approaches (ex-ante), based on market publications, considering the medium- and long-term profit expectations based on the degree of maturity and development of each country.
•Beta Coefficient: a measure of the volatility, or systematic risk, of an equity asset in comparison to the entire market. It is estimated based on a series of historical share prices of comparable companies listed on the stock exchange, to estimate the correlation between the company shares´ returns and the stock market returns, of the country where the company is listed.
The main underlying data used in these calculations are obtained from independent and renowned external information sources.
The discount rates applied to the cash flow projections in 2020 and 2019 for the main CGUs are as follows:

	2020		2019
Discount rate in local currency	Before tax	After-tax	Before tax	After-tax
Spain	8.4%	6.5%	8.2%	6.2%
Brazil	13.6%	11.1%	12.6%	10.0%
United Kingdom	7.3%	6.1%	7.8%	6.2%
Germany	6.5%	4.8%	7.8%	4.9%
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

The perpetuity growth rates applied to the cash flow projections in 2020 and 2019 for the main CGUs are as follows:

Perpetuity growth rate in local currency	2020	2019
Spain	0.8%	1.0%
Brazil	4.5%	4.5%
United Kingdom	0.8%	0.8%
Germany	1.0%	1.1%
The perpetuity growth rates for 2020 slightly decreased for Spain And Germany comparing to 2019, being stable for Brazil and the United Kingdom. Europe remains around 1%.

In Brazil, the perpetuity growth rate is within the range of the estimations of the analysts, it is consistent with with the Brazilian Central Bank’s medium-term inflation target (within a range between 1.8% and 4.8%) and it is below the forecasted nominal GDP growth rate (which oscillates around 5.5%).
Sensitivity to changes in assumptions
The Group performs a sensitivity analysis of the impairment test by considering reasonable changes in the main assumptions used in the test. Due to the greater uncertainty from the pandemic, the range of variation of the key assumptions was exceptionally increased by 50% with regard to the previous year. Thus, for the main CGU, the following maximum increases or decreases were assumed, expressed in percentage points (percentage points):

Changes in key assumptions, In percentage points (percentage points)	Spain	United Kingdom	Germany	Brazil
Financial variables
Discount rate	+/-0.75	+/-0.75	+/-0.75	+/-1.5
Perpetuity growth rates	+/-0.375	+/-0.375	+/-0.375	+/-0.75
Long-term operating variables
OIBDA Margin	+/-2.625	+/-2.625	+/-2.25	+/-3
Ratio of CapEx/Revenues	+/-1.31	+/-1.31	+/-1.13	+/-1.5
The sensitivity analysis revealed a gap between the recoverable value and carrying amount for the main CGUs at December 31, 2020.
The impairment test at December 31, 2019 measured the sensitivity to the calculation of the CGU of Telefónica del Perú. The Group has updated the value in use valuation of Telefónica del Peru's, based on the latest approved strategic plan, and considering also various scenarios stressing the operating variables. It was found in this analysis that it was not necessary to record an impairment of the goodwill allocated to Telefónica del Perú. The WACC rate considered is 8.7% and the growth rate in perpetuity is 2.4%. In terms of operating ratios, an OIBDA margin of 30% and a Capex ratio of 11% on average are projected over the plan horizon.
As regards the sensitivity of the calculation, the change in each assumption required for the recoverable value to equal Telefónica del Perú's carrying amount is as follows: (i) WACC rate + 2.8 p.p.; (ii) perpetual growth rate -3.8 p.p.; (iii) long-term OIBDA margin: -7.1 p.p.; and (iv) long-term investment ratio: +5.0 p.p.
Calculation of the recoverable amount of Telefónica Argentina
Argentina is among the most affected countries in the world by COVID-19. The scarce room for an ambitious fiscal package and a long and strict lockdown episode are the main reasons behind this performance. Moreover, recovery is expected to be slower than elsewhere, and pre-pandemic levels of activity are not expected to be reached until at least 2023-24.
At the same time, the country remains muddling through an environment of high inflation that, far from being addressed by long-term structural solutions, is being deepened by short-term measures that threaten profitability. In the third quarter of 2020 the Government approved the “Decreto de Necesidad Urgente” (DNU 690/2020), through which (i) the ICTs were declared essential and strategic public services in competition, (ii) the tariffs of the ICTs will be freezed until December 31, 2021, and (iii) the regulator shall regulate the prices in the ICT sector. The Decree asymmetrically conditions its future performance and will have a significant adverse impact on the evolution of the business in the country.
Furthermore, the exchange rate duality resulting from the shortage of foreign currency reserves, an unpredictable institutional framework and the need to carry out a broad fiscal adjustment deepen the imbalances that the country will have to address once the pandemic is over.
Due to the impairment indicators that were revealed during the year, the Group conducted impairment tests of the goodwill allocated to Telefonica Argentina in interim periods. As the previous year, the recoverable amount was determined by calculating the fair value less costs to sale (see Note 3.f), using discounted cash flow projections.

As a result of this analysis, in 2020 an impairment loss was recognized on the goodwill allocated to Telefónica Argentina, amounting to 519 million euros, with a counterparty in "Other expenses" in the consolidated income statement for 2020 (see Note 26). Additionally, in order to match the carrying amount and the recoverable value, impairment losses of intangible assets and property, plant and equipment were recorded, proportional to their carrying amount, amounting to 106 million euros and 269 million euros, respectively (see notes 6 and 8), with a counterparty in "Other expenses" (see Note 26). As a result of these impairment losses, there was a partial reversal of deferred tax liabilities associated with the hyperinflation adjustment in Argentina, amounting to 94 million euros (see Note 25).
In 2019, the Group had registered an impairment of goodwill allocated to Telefónica Argentina amounting to 206 million euros.
Additionally, at year-end closing the Group has updated the valuation based on the latest approved business plan, and considering various valuation scenarios, with the same conclusions. The WACC rate, in local currency, considers inflation that affects business cash flows in the plan’s horizon, converging in a perpetuity discount rate of around 23% and terminal nominal growth of 10%, aligned with the expected normalization for the inflation rate. Both variables are equally aligned with the consensus of Argentine market analysts using the dollar (hard currency). In terms of operating ratios, a long-term OIBDA margin of 26% is projected over the plan horizon, which is below the long-term projections of analysts for the competition, and a long-term CapEx ratio of around 10%.

Note 8. Property, plant and equipment
The composition of and movement in the items constituting net “Property, plant and equipment” in 2020 and 2019 were as follows:

2020
Millions of euros	Balance at 12/31/2019	Additions (1)	Depreciation	Disposals	Impairments	Transfers and others	Translation differences and hyperinflation adjustments	Balance at 12/31/2020
Land and buildings	3,603	33	(325)	(6)	1	(248)	(229)	2,829
Plant and machinery	25,006	981	(4,387)	(85)	(271)	(59)	(2,509)	18,676
Furniture, tools and other items	1,248	93	(310)	(3)	(2)	(287)	(116)	623
PP&E in progress	2,371	2,984	—	(5)	(3)	(3,445)	(261)	1,641
Total PP&E	32,228	4,091	(5,022)	(99)	(275)	(4,039)	(3,115)	23,769
(1) Total additions of property, plant and equipment in 2020 amounted to 4,595 million euros, including the additions corresponding to companies held for sale during the annual reporting period (see Note 2).

2019
Millions of euros	Balance at 12/31/2018	First application of IFRS 16	Additions (1)	Depreciation	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Exclusion of companies	Balance at 12/31/2019
Land and buildings	4,310	(9)	37	(334)	(227)	61	(56)	(179)	3,603
Plant and machinery	25,346	(107)	1,258	(4,845)	(33)	3,638	(58)	(193)	25,006
Furniture, tools and other items	1,201	(133)	129	(434)	(4)	503	7	(21)	1,248
PP&E in progress	2,438	—	4,568	—	(2)	(4,612)	18	(39)	2,371
Total PP&E	33,295	(249)	5,992	(5,613)	(266)	(410)	(89)	(432)	32,228
(1) Total additions of property, plant and equipment in 2019 amounted to 6,051 million euros, including the additions corresponding to companies held for sale and sold companies during the annual reporting period (see Note 2).

Investment by Telefónica Spain in property plant and equipment in 2020 and 2019 amounted to 1,135 and 1,390 million euros respectively. Fast fiber optic and IPTV roll-out, exceeding 25 million premises passed by year-end 2020 in Telefónica Spain, as well the launch of the 5G network.
Investment by Telefónica United Kingdom in property plant and equipment in 2020 and 2019 amounted to 737 million euros (253 million euros until the date of reclassification as "Non-current assets and disposal groups held for sale", see note 2) and 779 million euros, respectively. The investment has been focused on 5G deployment and improve 4G navigation experience, achieving 99% population coverage by year-end 2020.
Investment by Telefónica Germany in property plant and equipment in 2020 and 2019 amounted to 814 and 807 million euros, respectively. The company has launched 5G network across 15 cities and continues dedicated to extending 4G coverage, achieving a coverage of 99.6% by year-end 2020.
Investment by Telefónica Brazil in property plant and equipment in 2020 and 2019 amounted to 1,048 and 1,605 million euros, respectively. The investment was mainly dedicated to extending the coverage and capacity of 4G mobile networks, the improvement of network quality, the extension of FTTH network in the fixed business, as well as network simplification and digitalization of processes and systems.
Investment by Telefónica Hispam in property plant and equipment in 2020 and 2019 amounted to 684 and 1,283 million euros, respectively. This investment has been mainly focused on improving the coverage and capacity of 4G networks and ultra-broadband fixed capabilities, as well as processes and systems simplification and digitalization in the region.

Investment by Telxius Group in property plant and equipment in 2020 and 2019 amounted to 123 and 101 million euros, respectively (161 and 244 million euros, respectively, including intra-group investment in property plant and equipment). This investment has been mainly focused on the construction of the Pacific cable.
In 2020, there has been an increase in the depreciation of property, plant and equipment amounting to 204 million euros, due to the reduction in the useful lives of certain assets of Telefónica México as a result of the transformation of the operating model (see Note 2) announced in November 2019 (23 million euros in December 2019).
"Impairments" in 2020 corresponding to "Plant and machinery" includes an impairment loss of Telefónica Argentina, amounting to 269 million euros (see Note 7).
"Transfers and others" in 2020 includes the reclassification of property, plant and equipment of Telefónica United Kingdom and the telecommunications towers division of Telxius amounting to 3,290 and 766 million euros respectively, to "Non-current assets and disposal groups held for sale" of the statements of financial position (see Note 30). In addition, this section includes the reclassification of property, plant and equipment of Telefónica Móviles El Salvador, amounting to 124 million euros from "Non-current assets and disposal groups held for sale" of the statement of financial position (see Note 30).
"First application of IFRS 16 impact" in 2019 included the transfer of the property, plant and equipment originated in finance lease operations amounting to 249 million euros, reclassified to "Rights of use" at the transition date of IFRS 16 (see Notes 2 and 9).
"Transfers and others" in 2019 included the reclassification of property, plant and equipment of Telefónica de Costa Rica amounting to 78 million euros, to "Non-current assets and disposal groups held for sale" of the statement of financial position (see Note 30).
“Exclusion of companies” in 2019 mainly corresponded to the sales of Telefonía Celular de Nicaragua and Telefónica Móviles Panamá, amounting to 103 and 95 million euros, respectively, and the sale of data center businesses (see Note 2) for a total amount of 227 million euros.
The result of the translation to euros of property, plant and equipment by the companies of the Group in Argentina and Venezuela, together with the effect of the hyperinflation adjustments (see Note 3.a) are shown in the column "Translation differences and hyperinflation adjustments".
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
The gross cost, accumulated depreciation and impairment losses of property, plant and equipment at December 31, 2020 and 2019 were as follows:

Balance at December 31, 2020
Millions of euros	Gross cost	Accumulated depreciation	Impairment losses	PP&E
Land and buildings	8,735	(5,861)	(45)	2,829
Plant and machinery	85,230	(66,289)	(265)	18,676
Furniture, tools and other items	4,573	(3,938)	(12)	623
PP&E in progress	1,654	—	(13)	1,641
Total PP&E	100,192	(76,088)	(335)	23,769

Balance at December 31, 2019
Millions of euros	Gross cost	Accumulated depreciation	Impairment losses	PP&E
Land and buildings	10,588	(6,975)	(10)	3,603
Plant and machinery	101,249	(76,186)	(57)	25,006
Furniture, tools and other items	7,041	(5,788)	(5)	1,248
PP&E in progress	2,381	—	(10)	2,371
Total PP&E	121,259	(88,949)	(82)	32,228

Note 9. Rights of use

The movement of rights of use in 2020 and 2019 is as follows:

2020
Millions of euros	Balance at 12/31/2019	Additions (1)	Amortization	Disposals	Transfers and others	Translation differences and hyperinflation	Balance at 12/31/2020
Rights of use on land and natural properties	1,514	580	(481)	(197)	(581)	(73)	762
Rights of use on buildings	3,793	957	(760)	(121)	(435)	(615)	2,819
Rights of use on plant and machinery	1,434	342	(299)	(51)	(153)	(35)	1,238
Other rights of use	198	37	(62)	(5)	—	(5)	163
Total of rights of use	6,939	1,916	(1,602)	(374)	(1,169)	(728)	4,982
(1) Total additions of rights of use in 2020 amounted to 2,014 million euros, including the additions corresponding to companies held for sale and sold companies during the annual reporting period. Additions of rights of use are detailed in Note 4.

2019
Millions of euros	Balance at 12/31/2018	First application IFRS 16 (Note 2)	Additions (1)	Amorti-zation	Disposals	Exclusion of companies	Transfers and others	Translation differences and hyperinflation	Balance at 12/31/2019
Rights of use on land and natural properties	—	1,622	334	(385)	(61)	(6)	(3)	13	1,514
Rights of use on buildings	—	4,361	697	(904)	(136)	(109)	(123)	7	3,793
Rights of use on plant and machinery	—	1,676	206	(373)	(70)	(6)	(7)	8	1,434
Other rights of use	—	211	47	(59)	(2)	—	(1)	2	198
Total of rights of use	—	7,870	1,284	(1,721)	(269)	(121)	(134)	30	6,939
(1) Total additions of rights of use in 2019 amounted to 1,292 million euros, including the additions corresponding to companies held for sale and sold companies during the annual reporting period. Additions of rights of use are detailed in Note 4.
"Transfers and others" in 2020 includes the reclassification of rights of use of Telefónica United Kingdom and the divisions of telecommunications towers of Telxius amounting to 645 million euros and 555 million euros, respectively, to "Non-current assets and disposal groups held for sale" of the statement of financial position (see Note 30).
"Transfers and others" in 2019 included the transfer to "Non-current assets and disposal groups held for sale" of the rights of use of Telefónica de Costa Rica amounting to 127 million euros (see Note 30).
“Exclusion of companies” in 2019 corresponded to the sales of Telefonía Celular de Nicaragua and Telefónica Móviles Panamá amounting to 74 and 47 million euros, respectively.

The result of the translation to euros of rights of use by the companies of the Group in Argentina and Venezuela, together with the effect of the hyperinflation adjustments (see Note 3.a) are shown in the column "Translation differences and hyperinflation adjustments".

In 2020, there was an increase in amortization of rights of use amounting to 110 million euros, due to the reduction in the useful lives of certain rights of use of Telefónica México as a result of the transformation of the operating model (see Note 2) announced in November 2019 (13 million euros in 2019).

The gross cost and accumulated depreciation of the rights of use at December 31, 2020 and 2019 are as follows:

Balance at December 31, 2020
Millions of euros	Gross cost	Accumulated depreciation	Rights of use
Rights of use on land and natural properties	1,326	(564)	762
Rights of use on buildings	4,107	(1,288)	2,819
Rights of use on plant and machinery	1,740	(502)	1,238
Other rights of use	309	(146)	163
Total of rights of use	7,482	(2,500)	4,982

Balance at December 31, 2019
Millions of euros	Gross cost	Accumulated depreciation	Rights of use
Rights of use on land and natural properties	1,890	(376)	1,514
Rights of use on buildings	4,722	(929)	3,793
Rights of use on plant and machinery	1,822	(388)	1,434
Other rights of use	305	(107)	198
Total of rights of use	8,739	(1,800)	6,939
The detail of expenses related to leases included in Supplies and Other expenses (see Note 3.g) of the consolidated income statement for 2020 and 2019 are as follows:

Millions of euros	2020	2019
Short-term leases included in operating results as supplies	47	115
Variable lease payments not included in the measurement of leases liabilities	15	—
Total expenses as supplies	62	115
Short-term leases included in external services	60	108
Leases of low-value assets included in external services	7	13
Variable lease payments not included in the measurement of leases liabilities	22	2
Total expenses as external services (Note 26)	89	123
Total lease expenses	151	238

Note 10. Associates and joint ventures

The breakdown of items related to associates and joint ventures recognized in the consolidated statements of financial position and consolidated income statements is as follows:

Millions of euros	12/31/2020	12/31/2019
Investments accounted for by the equity method	427	140
Long-term credits to associates and joint ventures	1	—
Receivables from associates and joint ventures for current operations (Note 14)	25	37
Payables to associates and joint ventures (Note 22)	11	634

Millions of euros	2020	2019	2018
Share of income (loss) of investments accounted for by the equity method	2	13	4
Revenue from operations with associates and joint ventures	268	265	233
Expenses from operations with associates and joint ventures	39	30	14
Financial revenues with associates and joint ventures	—	—	1
Financial expenses with associates and joint ventures	—	1	—

The detail of the movement in investments accounted for by the equity method in 2020 and 2019 was as follows:

Investments accounted for by the equity method	Millions of euros
Balance at 12/31/2018	68
Income (loss)	13
Dividends	(13)
Transfers and others	72
Balance at 12/31/2019	140
Additions	269
Disposals	(2)
Translation differences and other comprehensive income (loss)	(14)
Income (loss)(*)	1
Dividends	(12)
Transfers and others	45
Balance at 12/31/2020	427
(*) The results, including those of Tesco Mobile Ltd. since its transfer to non-current assets and disposal groups held for sale, amounted to 2 million euros.

In September 2019 Telefónica, S.A. reached an agreement with Prosegur Compañía de Seguridad, S.A. (“Prosegur”) for the acquisition of a 50% stake in Prosegur's alarm business in Spain, with the objective of developing said business through the combination of the complementary capabilities of both companies. On February 28, 2020, after obtaining the relevant regulatory approvals, Telefónica de Contenidos, S.A.U. acquired 50% of the shares in Prosegur Alarmas España, S.L. The price was paid with 49,545,262 shares in Telefónica, with a valuation amounting to 266 million euros at the date of the transaction (see notes 2 and 17).
"Transfers and others" in 2020 includes the initial registration of the joint venture of Telefónica with Allianz to deploy Fiber-to-the-Home (FTTH) in Germany (see note 29.c) and the reclassification of the joint venture of Telefonica United Kingdom Tesco Mobile Ltd. to "Non-current assets and disposal groups held for sale" (see Note 30).
"Transfers and others" line in 2019 mainly included the reclassification of the net book value of Internet para Todos, S.A.C. to Investments accounted for by the equity method (see Appendix I).
The detail of investments accounted for by the equity method is as follow:

Million of euros	12/31/2020	12/31/2019
Prosegur Alarmas España, S.L.	265	—
Internet para Todos S.A.C.	58	72
Others	104	68
Total	427	140

The breakdown of the key financial highlights of Prosegur Alarmas España and Internet para Todos for the latest period available at the time of preparation of these consolidated financial statements and the reconciliation with the carrying amount in the Group are as follows:

Million of euros	Prosegur Alarmas España, S.L.	Internet para Todos S.A.C.
Assets	149	117
Liabilities	(128)	(11)
Net assets	21	106
Purchase price allocation
Assets	156	—
Liabilities	(39)	—
Net assets	117	—
% Holding	50%	54.7%
Group’s share in equity	69	58
Goodwill	196	—
Carrying amount in the Telefónica Group	265	58

Note 11. Related parties
Significant shareholders
The significant shareholders of the Company are Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), CaixaBank, S.A. and Blackrock, Inc., with stakes in Telefónica, S.A. of 4.96%, 4.70% and 4.68%, respectively at December 31, 2020.
During 2020 and 2019, the Group carried out no significant transactions with Blackrock, Inc. other than the corresponding dividends paid.
The following is a summary of significant transactions between the Telefónica Group and BBVA and Caixabank companies. All transactions were carried out at market prices:

Millions of euros
2020	BBVA	Caixabank
Finance costs	15	3
Receipt of services	6	15
Purchase of goods	—	60
Other expenses	4	—
Total costs	25	78
Finance income	20	—
Dividends received (1)	7	N/A
Services rendered	21	53
Sale of goods	10	52
Other income	4	—
Total revenues	62	105
Purchase of assets	—	2
Finance arrangements: loans, capital contributions and others (borrower)	318	25
Finance arrangements: loans and capital contributions (lessee)	—	2
Guarantees	148	89
Commitments	—	104
Finance arrangements: loans and capital contributions (lender)	294	273
Dividends paid	125	126
Factoring operations	—	477
(1) At December 31, 2020, Telefónica held a 0.66% stake (0.66% stake at December 31, 2019) in the share capital of Banco Bilbao Vizcaya Argentaria, S.A. (see Note 12).

The nominal value of outstanding derivatives held with BBVA and Caixabank in 2020 amounted to 10,537 million euros and 542 million euros, respectively (14,553 million euros held with BBVA and 557 million euros held with Caixabank in 2019). As explained under Derivatives policy in Note 19, this figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying. The net fair value of these same derivatives in the statement of financial position is 201 million euros and -11 million euros, respectively at December 31, 2020 (491 million euros and -2 million euros, respectively, at December 31, 2019). Additionally, at December 31, 2020, collateral guarantees on derivatives from BBVA and Caixabank have been received, amounting to 164 million euros and 10 million euros, respectively (276 million euros and 19 million euros respectively at December 31, 2019).

Millions of euros
2019	BBVA	Caixabank
Finance costs	32	7
Receipt of services	8	8
Purchase of goods	—	62
Other expenses	4	—
Total costs	44	77
Finance income	27	—
Dividends received	11	N/A
Services rendered	13	63
Sale of goods	9	49
Other income	1	—
Total revenues	61	112
Purchase of goods	—	4
Finance arrangements: loans and capital contributions (borrower)	568	116
Finance arrangements: loans and capital contributions (lessee)	—	5
Guarantees	169	91
Commitments	—	89
Finance arrangements: loans and capital contributions (lender)	608	675
Dividends	121	108
Factoring operations	904	—

Until July 30, 2020, BBVA Bancomer, Institución de Banca Múltiple, Grupo Financiero Bancomer (subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.) held a shareholding together with Telefónica Móviles México, S.A. de C.V. (subsidiary of Telefónica, S.A.) in Adquira México, S.A. de C.V. On the said date, July 30, 2020, Telefónica Móviles México, S.A. de C.V. sold to Openpay, S.A. de C.V. (company within BBVA Group) its shareholding in Adquira México, S.A. de C.V.

Similarly, on November 20, 2020, Telefónica Digital España, S.L.U. and Compañía Chilena de Inversiones, S.L., an affiliated company of BBVA, entered into a joint venture agreement related to the incorporation of a subsidiary in Colombia with the aim of commercializing loans to consumers and SME in such country.

Other related parties
The most significant balances and transactions with associates and joint ventures are detailed in Note 10.
During 2020 and 2019, the Directors and senior executives performed no transactions with Telefónica, S.A. or any Telefónica Group company other than those in the Group’s normal trading activity and business. Compensation and other benefits paid to members of the Board of Directors and senior executives are detailed in Note 29.g and Appendix II.
Telefónica contracted a civil liability insurance scheme (D&O) for Directors, managers and staff with similar functions in the Telefónica Group, with standard conditions for these types of insurance and a premium attributable to 2020 of 2,654,581 euros (1,969,090 euros in 2019). This scheme provides coverage for Telefónica, S.A. and its subsidiaries in certain cases.

Certain Telefónica Group subsidiaries performed transactions in 2020 with Global Dominion Access Group, entity related to Director Mr. José Riberas Mera, related to the Group´s ordinary course of business, mainly in Telefónica de España amounting to 11 million euros (27 million euros in 2019).

On September 25, 2020, Telefónica Digital España, S.L.U. and ASTI Mobile Robotics, S.A., entity related to Director Ms. Verónica Pascual Boé, signed a Framework Agreement, the purpose of which is to establish the commercial, economic and legal conditions that will apply to those operators of the Telefónica Group that may be interested in acquiring Automated Guided Vehicles (AGVs), as well as other complementary services manufactured and marketed by ASTI. During 2020, no commercial transactions have materialised between the parties that have generated economic amounts.

In the year 2015 a "joint venture" with China Unicom was incorporated, for the development of Big Data Services in China, using the "Smart Steps" technology developed by Telefónica. Telefónica's stake at that time in this company was 45% held by Telefónica Digital España, S.L., with China Unicom Big Data Limited Corporation owning the remaining 55% stake. Moreover, in the year 2019 it came to pass the entry of a third shareholder in the “joint venture” by way of a capital increase fully suscribed by Suqian Xindongteng Business Service Co., Ltd, controlled by JD.com (reaching a shareholding of 16.67% of the capital share of the aforementioned "joint venture") with the consequent dilution of the then shareholders (Telefónica now holds 37.5%).

Note 12. Financial assets and other non-current assets

The breakdown of financial assets and other non-current assets of the Telefónica Group at December 31, 2020 and December 31, 2019 is as follows:

Millions of euros	12/31/2020	12/31/2019
Non-current financial assets (Note 16)	6,639	6,392
Investments	457	600
Long-term receivables for indirect taxes	187	188
Other long-term credits	252	353
Deposits and guarantees	1,633	1,285
Trade receivables	551	719
Receivables for subleases	15	12
Impairment of trade receivables	(122)	(154)
Derivative financial assets (Note 19)	3,666	3,389
Other non-current assets	631	731
Contractual assets (Note 23)	145	138
Deferred expenses (Note 23)	331	221
Prepayments	155	372
Total	7,270	7,123
Non-current financial assets
The movement in investments, long-term receivables for indirect taxes, other long-term credits, deposits and guarantees, trade receivables, long-term receivables for subleases and impairment of trade receivables in 2020 and 2019, is as follows:

Millions of euros	Invest-ments	Long-term receivables for indirect taxes	Other long-term credits	Deposits and guarantees	Trade receiva-bles	Long-term receivables for subleases	Impairment of trade receivables
Balance at 12/31/18	573	731	319	1,624	488	—	(118)
First application of IFRS 16 impact	—	—	—	—	—	13	—
Acquisitions	29	175	141	70	794	5	(19)
Disposals	(9)	(30)	(85)	(118)	(187)	—	10
Translation differences	—	—	3	(14)	9	—	(3)
Fair value adjustments and financial updates	7	26	(1)	7	8	—	—
Transfers and other	—	(714)	(24)	(284)	(393)	(6)	(24)
Balance at 12/31/19	600	188	353	1,285	719	12	(154)
Acquisitions	10	285	40	52	666	10	(23)
Disposals	(13)	(8)	(24)	(159)	(233)	—	16
Translation differences	(3)	(55)	(22)	(219)	(66)	(1)	24
Fair value adjustments and financial updates	(137)	4	(4)	12	2	—	—
Transfers and other	—	(227)	(91)	662	(537)	(6)	15
Balance at 12/31/20	457	187	252	1,633	551	15	(122)

Investments
“Investments” includes the fair value of investments in companies where Telefónica exercises no significant influence or control and for which there is no specific short-term disposal plan (see Note 3.i).
It should be noted, the Telefónica Group’s shareholding in Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) amounted to 178 million euros (220 million euros at December 31, 2019), representing 0.66% of its share capital at December 31, 2020 (same percentage at December 31, 2019).
At December 31, 2020, Telefónica maintained a 0.59% stake in the share capital of China Unicom (Hong Kong) Limited, valued at 85 million euros (same percentage at December 31, 2019, valued at 152 million euros).

At December 31, 2020, Telefónica maintained a 9.03% stake in the share capital of Promotora de Informaciones, S.A. (Prisa), valued at 57 million euros (same percentage at December 31, 2019 valued at 94 million euros). In 2019, Telefónica subscribed the capital increase of PRISA, acquiring 11.3 million shares, and selling the rest of the preferred subscription rights. The net amount of the transactions was 15 million euros in 2019.
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
Once the values were determined, Telefónica Brazil presented to the tax authorities a refund request for the payments of PIS/COFINS affected by the judicial decision, together with the corresponding default interest. The total amount, recorded as "Long-term receivables for indirect taxes" in 2018, amounted to 6,240 million Brazilian reals (around 1,454 million euros at an average exchange rate of 2018).
In 2018, the impact on the consolidated income statement amounted to 3,386 million Brazilian reals (789 million euros at an average exchange rate of 2018), reducing the "Taxes" item under "Other expenses" (Note 26), and 2,854 million Brazilian reals (665 million euros at an average exchange rate of 2018) under Finance Income (see Note 19).
At December 31, 2019 the credits pending compensation amounted to 2,046 million Brazilian reals (452 million euros at the closing exchange rate for 2019) and it was recorded under current assets (see Note 25).
In 2020, new final decisions in favor of Telefonica Brazil were passed, which covered the periods from November 2001 to March 2016 and from July 2002 to August 2003. The Company recognized the corresponding credits amounting to 932 million Brazilian reals (160 million euros at an average exchange rate of 2020). The impact on the consolidated income statement amounted to 436 million Brazilian reals (75 million euros), reducing the “Taxes” item under “Other expenses” (see Note 26), and 496 million Brazilian reals (85 million euros) under “Finance income” (see Note 19).
At December 31, 2020 these credits had been totally compensated.
The Company is still engaged in two other lawsuits of the same nature (including the lawsuits of the company Telemig, currently incorporated in Telefónica Brazil). According to the company’s estimates, the contingent assets for these processes, which cover several periods between February 2002 and June 2017, are in a range between 1,768 million Brazilian reals and 1,944 million Brazilian reals (between 277 million euros and 305 million euros at the closing exchange rate of 2020).
Other long-term credits

Likewise, this line item includes long-term financial assets of Telefónica Germany amounting to 69 million euros and 68 million euros at December 31, 2020 and 2019, respectively, that are mainly intended to cover obligations from the defined benefit plan of Telefónica Germany but do not represent "plan assets" in accordance with IAS 19 (see Note 24).

"Transfers and others" in 2020 includes transfer of other long-term credits of Telefónica UK to "Non-current assets and disposal groups held for sale" amounting to 86 million euros (see Note 30).
The vast majority of long-term credits, recognized at amortized cost (Note 16), are considered to be low credit risk assets, therefore the impairment analysis was carried out on the basis of expected credit losses in the next twelve months.
Deposits and guarantees
Telefónica Brazil has non-current judicial deposits amounting to 434 million euros (see Note 24) at December 31, 2020 (750 million euros at December 31, 2019).
At December 31, 2020, there were deposits related to the collateral guarantees on derivatives (CSA) signed by Telefónica, S.A. and its counterparties for the credit risk management of derivatives amounting to 1,076 million euros of which 716 million euros cross currency swap (403 million euros at December 31, 2019 that included 80 million euros related to cross currency swap).
In addition, 206,919 bonds issued by Telefónica Emisiones, S.A.U. are deposited in a securities account of Telefónica S.A. linked to these collateral contracts as guarantee for a nominal amount of 194 million euros at December 31, 2020 (145,000 bonds for a nominal amount of 129 million euros at December 31, 2019).
The vast majority of deposits and guarantees recognized at amortized cost (Note 16), are considered to be low credit risk assets, therefore the impairment analysis was carried out on the basis of expected credit losses in the next 12 months.

Trade receivables
"Transfers and others" in 2020 includes transfer of trade receivables of Telefónica United Kingdom to "Non-current assets and disposal groups held for sale" amounting to 178 million euros (see Note 30).

Note 13. Inventories

The detail of inventories of the Telefónica Group at December 31, 2020 and December 31, 2019 are as follows:

Millions of euros	12/31/2020	12/31/2019
Audiovisual rights	1,214	1,189
Mobile terminals and other equipments	507	830
Other inventories	41	33
Inventories impairment provision	(44)	(53)
Inventories	1,718	1,999
"Audiovisual rights" mainly includes the rights to broadcast sport events (see Note 29.c) and rights to broadcast films, television series and documentaries (see Note 3.j).
Inventories of Telefónica United Kingdom are registered in "Non-current assets and disposal groups held for sale" of the statement of financial position at December 31, 2020 (see Notes 2 and 30).
Note 14. Receivables and other current assets

The detail of receivables and other current assets of the Telefónica Group at December 31, 2020 and December 31, 2019 is as follows:

Millions of euros	12/31/2020	12/31/2019
Receivables (Note 16)	6,220	8,752
Trade receivables	8,334	10,969
Impairment of trade receivables	(2,549)	(2,798)
Receivables from associates and joint ventures (Note 10)	25	37
Other receivables	410	544
Other current assets	1,303	2,033
Contractual assets (Note 23)	104	351
Capitalized costs (Note 23)	580	625
Prepayments	619	1,057
Total	7,523	10,785
Receivables and other current assets of Telefónica United Kingdom are registered in "Non-current assets and disposal groups held for sale" of the statement of financial position at December 31, 2020 (see Notes 2 and 30).
The movement in impairment of trade receivables in 2020 and 2019 is as follows:

Millions of euros
Impairment provision at December 31, 2018	2,657
Allowances	1,022
Inclusion of companies	(30)
Amounts applied	(848)
Translation differences and other	(3)
Impairment provision at December 31, 2019	2,798
Allowances	819
Transfers	(192)
Amounts applied	(501)
Translation differences and other	(375)
Impairment provision at December 31, 2020	2,549

"Transfers" in 2020 includes the reclassification of impairment of trade receivables of Telefónica United Kingdom amounting to 207 million euros to "Non-current assets and disposal groups held for sale" of the statements of financial position (see Notes 2 and 30).
Public-sector net trade receivables at December 31, 2020 and 2019 amounted to 341 million euros and 352 million euros, respectively.
The detail of the age of the accounts receivable balances from customers and their corrections for impairment as of December 31, 2020 and 2019 is as follows:

Millions of euros	12/31/2020		12/31/2019
	Trade receivables	Impairment	Trade receivables	Impairment
Unbilled receivables	2,098	(15)	2,680	(19)
Amount not overdue invoiced	2,538	(117)	3,978	(242)
Less than 90 days	903	(126)	1,299	(195)
Between 90 and 180 days	350	(146)	504	(201)
Between 180 and 360 days	474	(326)	602	(440)
More than 360 days	1,971	(1,819)	1,906	(1,701)
Total	8,334	(2,549)	10,969	(2,798)

Note 15. Other current financial assets
The breakdown of other financial assets of the Telefónica Group at December 31, 2020 and December 31, 2019 is as follows:

Millions of euros	12/31/2020	12/31/2019
Short-term credits	1,078	1,298
Short-term deposits and guarantees	82	98
Short-term derivative financial assets (Note 19)	1,210	1,441
Other current financial assets	125	286
Total	2,495	3,123

Short-term credits at December 31, 2020, this amount included bank deposits with a maturity between three and twelve months formalized by Telefónica, S.A. which amounted to 981 million euros (1,149 million euros at December 31, 2019).
Short-term deposits and guarantees include current judicial deposits amounting to 28 million euros (see Note 24) constituted by Telefónica Brazil (61 million euros at December 31, 2019).
The vast majority of short-term credits and deposits and guarantees recognized at amortized cost and at fair value with changes in "Other comprehensive income" (Note 16) are considered to be low credit risk assets.
Other current financial assets include short-term investments in financial instruments to cover commitments undertaken by the Group’s insurance companies, amounted to 114 million euros at December 31, 2020 (113 million euros at December 31, 2019) and were recorded at fair value. During 2019, Argentina acquired United States treasury bills amounting to 174 million euros at December 31, 2019.
Current financial assets that are highly liquid and have maturity periods of three months or less from the date contracted, and present an insignificant risk of value changes, are recorded under “Cash and cash equivalents” on the accompanying consolidated statement of financial position.

Note 16. Breakdown of financial assets
The breakdown of financial assets of the Telefónica Group at December 31, 2020 is as follows:

December 31, 2020
	Fair value through profit or loss		Fair value through other comprehensive income			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Debt instru-ments	Equity instru-ments	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Amortized cost	Total carrying amount	Total fair value
Non-current financial assets (Note 12)	750	—	157	424	2,958	359	3,930	—	2,350	6,639	6,639
Investments	33	—	—	424	—	350	107	—	—	457	457
Credits and other financial assets	9	—	—	—	—	9	—	—	430	439	439
Deposits and guarantees	—	—	—	—	—	—	—	—	1,633	1,633	1,633
Derivative instruments	708	—	—	—	2,958	—	3,666	—	—	3,666	3,666
Trade receivables	—	—	157	—	—	—	157	—	394	551	429
Trade receivables for subleases	—	—	—	—	—	—	—	—	15	15	15
Impairment of trade receivables	—	—	—	—	—	—	—	—	(122)	(122)	—
Current financial assets	524	—	588	—	827	130	1,809	—	12,380	14,319	14,319
Trade receivables (Note 14)	1	—	587	—	—	—	588	—	8,181	8,769	6,220
Impairment of trade receivables (Note 14)	—	—	—	—	—	—	—	—	(2,549)	(2,549)	—
Other financial assets (Note 15)	523	—	1	—	827	130	1,221	—	1,144	2,495	2,495
Cash and cash equivalents	—	—	—	—	—	—	—	—	5,604	5,604	5,604
Total	1,274	—	745	424	3,785	489	5,739	—	14,730	20,958	20,958

The calculation of the fair values of the Telefónica Group's debt instruments required an estimate, for each currency and counterparty, of a credit spread curve using the prices of the Group's bonds and credit derivatives.

The breakdown of financial assets of the Telefónica Group at December 31, 2019 was as follows:

December 31, 2019
	Fair value through profit or loss		Fair value through other comprehensive income			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Debt instru-ments	Equity instru-ments	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Amortized cost	Total carrying amount	Total fair value
Non-current financial assets (Note 12)	757	—	104	565	2,676	511	3,591	—	2,290	6,392	6,392
Investments	35	—	—	565	—	496	104	—	—	600	600
Credits and other financial assets	9	—	—	—	—	9	—	—	532	541	541
Deposits and guarantees	—	—	—	—	—	—	—	—	1,285	1,285	1,285
Derivative instruments	713	—	—	—	2,676	6	3,383	—	—	3,389	3,389
Trade receivables	—	—	104	—	—	—	104	—	615	719	565
Trade receivables for subleases	—	—	—	—	—	—	—	—	12	12	12
Impairment of trade receivables	—	—	—	—	—	—	—	—	(154)	(154)	—
Current financial assets	960	—	567	—	1,104	317	2,314	—	15,286	17,917	17,917
Trade receivables (Note 14)	480	—	567	—	—	—	1,047	—	10,503	11,550	8,752
Impairment of trade receivables (Note 14)	—	—	—	—	—	—	—	—	(2,798)	(2,798)	—
Other current financial assets (Note 15)	480	—	—	—	1,104	317	1,267	—	1,539	3,123	3,123
Cash and cash equivalents	—	—	—	—	—	—	—	—	6,042	6,042	6,042
Total	1,717	—	671	565	3,780	828	5,905	—	17,576	24,309	24,309

Note 17. Equity
a) Share capital and share premium
2020
At December 31, 2020, Telefónica, S.A.´s share capital amounted to 5,526,431,062 euros and is divided into 5,526,431,062 common shares, of a single series and with a par value of 1 euro each, fully paid in. All the shares of the Company have the same characteristics and carry the same rights and obligations.
On July 8, 2020, the deed was registered for a paid-up capital increase in the amount of 136,305,986 euros, in which 136,305,986 ordinary shares with a par value of 1 euro each were issued against reserves as part of the scrip dividend. Following the share capital increase, the share capital was set at 5,328,437,672 euros.
On December 30, 2020, the capital increased in the amount of 197,993,390 euros, in which 197,993,390 ordinary shares with a par value of 1 euro each were issued against reserves as part of the scrip dividend. Following the share capital increase, the share capital was set at 5,526,431,062 euros. On January 5, 2021 the deed was filed in Madrid Companies' Register.
The shares of Telefónica, S.A. are represented by book entries that are listed on the Spanish Electronic Market (within the selective Ibex 35 index) and on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao), as well as on the New York and Lima Stock Exchanges (on these latter two Exchanges through American Depositary Shares (ADSs), with each ADS representing one share of the Company).
2019
At December 31, 2019 Telefónica, S.A.´s share capital amounted to 5,192,131,686 euros and consisted of 5,192,131,686 fully paid ordinary shares of a single series, par value of 1 euro, all recorded by the book-entry system.
On May 16, 2019, Telefónica's shares ceased to be listed on the London Stock Exchange, and on July 12, 2019, Telefónica's shares ceased to be listed on the Argentine Stock Exchange.
Authorizations by Shareholders’ Meeting
As regards the authorizations conferred in respect of the share capital, the shareholders acting at the Ordinary General Shareholders’ Meeting held on June 12, 2020 resolved to delegate to the Board of Directors, as broadly as required by Law, pursuant to the provisions of Section 297.1.b) of the Companies Act, the power to increase the share capital on one or more occasions and at any time, within a period of five year from the date of adoption of such resolution, by the maximum nominal amount of 2,596,065,843 euros, equal to one-half of the share capital of the Company on the date of adoption of the resolution at the General Shareholders’ Meeting, issuing and floating the respective new shares for such purpose with or without a premium, the consideration for which will consist of monetary contributions, with express provision for incomplete subscription of the shares to be issued. The Board of Directors was also authorized to exclude pre-emptive rights in whole or in part, as provided in section 506 of the Companies Act. However, the power to exclude pre-emptive rights is limited to 20% of the share capital on the date on which the resolution is adopted. In accordance with the above-mentioned authorization, as of the end of fiscal year 2020, the Board would be authorized to increase the share capital by the maximum nominal amount of 2,596,065,843 euros.
Furthermore, the shareholders acting at the Ordinary General Shareholders’ Meeting of Telefónica, S.A. held on June 12, 2020 delegated to the Board of Directors, in accordance with the general rules governing the issuance of debentures and pursuant to the provisions of applicable law and the Company’s By-Laws, the power to issue debentures, bonds, notes and other fixed-income securities and hybrid instruments, including preferred shares, which may in all cases be simple, exchangeable and/or convertible and/or grant the holders thereof a share in the earnings of the Company, as well as warrants, with the power to exclude the pre-emptive rights of shareholders. The aforementioned securities may be issued on one or more occasions, within a maximum period of five years as from the date of adoption of the resolution. The securities issued may be debentures, bonds, notes and other fixed-income securities, or debt instruments of a similar nature, or hybrid instruments in any of the forms admitted by Law (including, among others, preferred interests) both simple and, in the case of debentures, bonds and hybrid instruments, convertible into shares of the Company and/or exchangeable for shares of the Company, of any of the companies of its Group or of any other company and/or giving the holders thereof an interest in the corporate earnings. Such delegation also includes warrants or other similar instruments that may entitle the holders thereof, directly or indirectly, to subscribe for or acquire newly-issued or outstanding shares, payable by physical delivery or through differences. The aggregate amount of the issuance or issuances of instruments that may be approved in reliance on this delegation may not exceed, at any time, 25,000 million euros or the equivalent thereof in another currency. In the case of notes and for purposes of the above-mentioned limits, the outstanding balance of those issued in reliance on the delegation shall be computed. In the case of warrants, and also for the purpose of such limit, the sum of the premiums and exercise prices of each issuance shall be taken into account.

Furthermore, under the aforementioned delegation resolution, the shareholders at the Ordinary General Shareholders’ Meeting of Telefónica, S.A. resolved to authorize the Board of Directors to guarantee, in the name of the Company, the issuance of the aforementioned instruments issued by the Companies belonging to its Group of Companies, within a maximum period of five years as from the date of adoption of the resolution.

Furthermore, on June 8, 2018, shareholders voted to authorize the acquisition by the Board of Directors of Telefónica, S.A. treasury shares, up to the limits and pursuant to the terms and conditions established at the Shareholders’ Meeting, within a maximum five-year period from that date. However, it specified that in no circumstances could the par value of the shares acquired, added to that of the treasury shares already held by Telefónica, S.A. and by any of its controlled subsidiaries, exceed the maximum legal percentage at any time.

b) Dividends
Dividends distribution in 2020
Approval was given at the General Shareholders’ Meeting of June 12, 2020 to pay a scrip dividend amounting to approximately 0.40 euros per share in two tranches, consisting of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, and a subsequent capital increase by means of the issue of new shares to fulfill said allotments, following a specific calculation mechanism which might result in variations of the amount. The distribution of the first tranche, amounting approximately 0.20 euros per share, took place in June of 2020 and the second tranche, amounting approximately 0.20 euros per share, took place in December 2020, after the adoption of the corresponding corporate resolutions.
At its meeting held on June 12, 2020, the Board of Directors agreed to carry out the execution of the increase in paid-up capital, related to the shareholders compensation by means of a scrip dividend. Thus, each shareholder received one free allotment right for each Telefónica share held. Such free allotment rights were traded on the Continuous Market in Spain during a period of 15 calendar days. Once this trading period ended, the shareholders of 36.99% of the free-of-charge allotment rights accepted the irrevocable purchase commitment assumed by Telefónica, S.A. Cash payment was made on July 3, 2020 and had an impact in equity amounting to 371 million euros.
On the other hand, the shareholders of 63.01% of the free-of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. So the final number of shares issued after June 30, 2020 in the capital increase was 136,305,986 shares with a nominal value of 1 euro each.
The Executive Commission of Telefónica, S.A. Board of Directors meeting of December 4, 2020 agreed the implementation of the second capital increase with charge to reserves related to the shareholder compensation by means of a scrip dividend. The shareholders of 33.12% of the free-of-charge allotment rights accepted the irrevocable purchase commitment assumed by Telefónica, S.A. Cash payment was made on December 30, 2020 and had an impact in equity amounting to 342 million euros.
On the other hand, the shareholders of 66.88% of the free-of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. So the final number of ordinary shares with a nominal value of 1 euro issued in the capital increase was 197,993,390 corresponding to 3.72% of the share capital, being 197,993,390 euros the capital increase.
Dividends distribution in 2019
Approval was given at the General Shareholders' Meeting of June 7, 2019, to pay a gross dividend of 0.40 euros for each company share issued, in circulation and carrying entitlement to this distribution against unrestricted reserves, payable in two tranches. The first payment of a gross amount of 0.20 euros in cash per share was made on June 20, 2019 amounting to 1,023 million euros and the second payment of a gross amount of 0.20 euros in cash per share was made on December 19, 2019 amounting to 1,023 million euros.
Dividends distribution in 2018
Approval was given at the General Shareholders' Meeting of June 8, 2018 to pay a gross dividend of 0.40 euros for each company share issued, in circulation and carrying entitlement to this distribution against unrestricted reserves, payable in two tranches. The first payment of a gross amount of 0.20 euros in cash per share was made on June 15, 2018 amounting to 1,025 million euros and the second payment of a gross amount of 0.20 euros in cash per share was made on December 20, 2018 amounting to 1,026 million euros.
Proposed distribution of results of the parent company
Telefónica, S.A. generated 1,685 million euros of losses in 2020.
The Company’s Board of Directors will submit the following proposed distribution of 2020 profit for approval at the Shareholders’ Meeting:

Millions of euros
Unrestricted reserves	(1,685)
Total	(1,685)
c) Other equity instruments
Undated deeply subordinated securities
Unless specified otherwise, undated deeply subordinated securities were issued by Telefónica Europe, B.V.
The characteristic of undated deeply subordinated securities, the detail of the tender offer and the amounts repurchased in the operations and the amount amortized in advance, are the following (million euros):

Issue date	Annual Fix	Variable	Exercisable by issuer	12/31/2019	Tender Offer	Amount repurchased	Redemption	12/31/2020
02/05/2020	2.502%	from 05/05/27 rate SWAP + spread incremental	2027	—	—	—	—	500
09/24/2019	2.875%	from 09/24/27 rate SWAP + spread incremental	2027	500	—	—	—	500
03/14/2019	4.375%	from 03/14/25 rate SWAP + spread incremental	2025	1,300	—	—	—	1,300
03/22/2018	3%	from 12/04/23 rate SWAP + spread incremental	2023	1,250	—	—	—	1,250
	3.875%	from 09/22/26 rate SWAP + spread incremental	2026	1,000	—	—	—	1,000
12/07/2017	2.625%	from 06/07/23 rate SWAP + spread incremental	2023	1,000	—	—	—	1,000
09/15/2016	3.75%	from 03/15/22 rate SWAP + spread incremental	2022	1,000	—	—	—	1,000
03/30/2015(*)	8.50%	from 03/30/20 rate SWAP + spread incremental	2020	452	—	—	(452)	—
03/31/2014	5%	from 03/31/20 rate SWAP + spread incremental	2020	244			(244)	—
	5.875%	from 03/31/24 rate SWAP + spread incremental	2024	1,000	—	—	—	1,000
11/26/2013(**)	6.75%	from 11/26/20 rate SWAP + spread incremental	2020	205	205	(153)	(52)	—
09/18/2013	7.625%	from 09/18/21 rate SWAP + spread incremental	2021	292	292	(232)	(60)	—
				8,243				7,550
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
In February 2020, Telefónica Europe, B.V. announced several transactions on its hybrid capital: (a) a new issue amounting to 500 million euros, guaranteed by Telefónica, S.A. The net proceeds of the new issue were allocated towards eligible green investments, mainly energy efficiency in the network transformation from copper to fiber optic in Spain and also self-generation of renewable energy. The settlement took place on February 5, 2020; (b) a tender offer on two hybrid instruments, one denominated in pounds sterling and one in euros, with first call dates in November 2020 and September 2021, respectively. Telefónica Europe, B.V. accepted the purchase in cash of any and all of the tendered securities in an aggregate principal amount of 128 million pounds sterling and 232 million euros, respectively. The tender offer settled on February 6, 2020; (c) following the settlement of the offer and subsequent cancellation of the repurchased securities, announced on February 11, 2020 the exercise of the early redemption option with respect to both instruments, according to their respective terms and conditions, for the remaining outstanding securities (112 million euros equivalent); and (d) on February 13, 2020 announced the exercise of the redemption option with respect to the 244 million euros outstanding securities issued in March 2014.
On March 30, 2020, Colombia Telecomunicaciones, S.A. ESP exercised of the redemption option with respect to the 500 million U.S. dollars outstanding securities issued in March 2015.
In 2020, the payment of the coupons related to hybrids instruments, in an aggregate amount, net of tax effects, of 335 million euros (256 million and 392 million euros in 2019 and 2018, respectively), was recorded as “Retained earnings” in the consolidated statements of changes in equity. In 2020 and 2019, the coupons related to the undated deeply subordinated securities was impacted by the premium of the tender offer in each of these periods amounting to 27 million euros and 28 million euros, respectively.
d) Legal reserve
According to the consolidated text of the Spanish Corporate Enterprises Act, companies must transfer 10% of profit for the year to a legal reserve until this reserve reaches at least 20% of share capital. The legal reserve can be used to increase capital by the amount exceeding 10% of the increased share capital amount. Except for this purpose, until the legal reserve exceeds the limit of 20% of share capital, it can only be used to offset losses, if there are no other reserves available. At December 31, 2019, this reserve was fully constituted and amounted to 1,038 million euros. As of December 31, 2020 the legal reserve amounts to 1,038 million euros representing 18.79% of the share capital at the date).
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
Revaluation reserves
The balance of Revaluation reserves arose as a result of the revaluation made pursuant to Spanish Royal Decree-Law 7/1996 of June 7, and may be used, free of tax, to offset any losses incurred in the future and to increase capital. It may also be allocated to unrestricted reserves, provided that the capital gain has been realized.
The capital gain will be deemed to have been realized in respect of the portion on which the depreciation was recorded for accounting purposes or when the revalued assets were transferred or recognized. In this respect, 5 million euros were reclassified to “Retained earnings” in 2020 (5 million euros in 2019) corresponding to revaluation reserves subsequently considered to be unrestricted. At December 31, 2020, this reserve amounted to 62 million euros (67 million euros at December 31, 2019).
Reserve for canceled share capital
In accordance with Section 335.c) of the Spanish Corporate Enterprises Act and to render null and void the right of opposition provided for in Section 334 of the same Act, whenever the Company decreases capital, it should record a reserve for canceled share capital for an amount equal to the par value of the canceled shares, which can only be used upon satisfaction of the same requirements as those applicable to the reduction of share capital. In 2020 and 2019, no amount was recorded in this account. The cumulative amount is 731 million euros.
f) Translation differences
The breakdown of the accumulated contribution of translation differences attributable to equity holders of the parent at December 31 is as follows:

Millions of euros	2020	2019	2018
Brazilian real	(15,365)	(10,910)	(10,603)
Pound sterling	(3,344)	(2,868)	(3,266)
Venezuelan bolivar	(3,754)	(3,728)	(3,516)
Argentine peso	(2,178)	(1,936)	(1,890)
Other currencies	(1,339)	(810)	(882)
Total Group	(25,980)	(20,252)	(20,157)
The translation differences of 2019 and 2018 were changed, with a counterparty in retained earnings, to reflect the accounting policy change indicated in Note 2.
g) Adjustment on initial application of IFRS 16, IFRS 15 and IFRS 9
The initial application of IFRS 16 Leases (see Note 2) effective as of January 1, 2019, had a net impact on total equity in 2019 amounting to 16 million euros, 11 million euros attributable to equity holders and 5 million euros attributable to minority interests.
The initial application of IFRS 9 Financial instruments and IFRS 15 Revenue from contracts with customers, effective as of January 1, 2018, had a net impact on total equity amounting to -165 million euros and 743 million euros, respectively in 2018, with the following detail:

Millions of euros	IFRS 9	IFRS 15	Total
Gross impact on equity	(221)	1,006	785
Tax effect	56	(263)	(207)
Impact on equity	(165)	743	578
Attributable to equity holders	(142)	654	512
Attributable to non-controlling interest	(23)	89	66
The amount reclassified to other comprehensive income from retained earnings, related to impairment losses of previous years, was included in the adjustment on initial application.
h) Treasury share instruments
Telefónica, S.A. held the following treasury shares at December 31, 2020, 2019 and 2018:

		Euros per share
	Number of shares	Acquisition price	Trading price	Market value(*)%
Treasury shares at 12/31/20	98,231,380	4.84	3.25	319	1.77748%
Treasury shares at 12/31/19	77,562,635	9.88	6.23	483	1.49385%
Treasury shares at 12/31/18	65,496,120	10.48	7.34	481	1.26145%
(*) Millions of euros.

The following transactions involving treasury shares were carried out in 2020, 2019 and 2018:

Number of shares
Treasury shares at 12/31/17	65,687,859
Acquisitions	—
Employee share option plan	(191,739)
Treasury shares at 12/31/18	65,496,120
Acquisitions	14,033,446
Employee share option plan	(1,966,931)
Treasury shares at 12/31/19	77,562,635
Acquisitions	68,640,303
Scrip dividend	6,252,817
Employee share option plan	(3,118,898)
Other movements	(51,105,477)
Treasury shares at 12/31/20	98,231,380
There were treasury shares purchases in 2020 amounting to 234 million euros (99 million euros in 2019). There were no treasury shares purchases in 2018.
On February 28, 2020, Telefónica de Contenidos, S.A.U. acquired 50% of the capital stock of Prosegur Alarmas, S.L. with an in-kind delivery of 49,545,262 Telefónica shares, previously acquired to the Company, equivalent to 266 million euros as of the quotation on the delivery date included in "other movements" (see Note 2).
On September 30, 2018, the second cycle of the Telefónica, S.A. long-term incentive plans called "Talent for the Future Share Plan (TFSP)" ended, which did not entail the delivery of any shares (see Note 27).
The Company maintains derivative financial instruments subject to net settlement on a notional equivalent of 176 million of Telefónica shares at December 31, 2020 (48 million shares at December 31, 2019), recognized under “Current financial liabilities” in the consolidated statement of financial position in both years.
i) Equity attributable to non-controlling interests
“Equity attributable to non-controlling interests” represents the share of non-controlling interests in the equity and income or loss for the year of fully consolidated Group companies. The movements in this balance for the 2020, 2019 and 2018 consolidated statements of financial position are as follows:

Millions of euros	Balance at 12/31/19	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/(loss) for the year	Change in translation differences	Other movements	Balance at 12/31/20
Telefônica Brasil, S.A.	4,442	(2)	—	(272)	217	(1,296)	17	3,106
Telefónica Deutschland Holding, A.G.	2,544	—	—	(156)	(30)	—	(12)	2,346
Colombia Telecomunicaciones, S.A., ESP	526	—	—	—	11	(62)	(67)	408
Telefónica Centroamericana Inversiones, S.L.	106	—	—	(39)	(8)	(5)	1	55
Telxius Telecom, S.A.	681	323	—	(44)	187	(69)	11	1,089
Other	33	—	(3)	(5)	(2)	(3)	1	21
Total	8,332	321	(3)	(516)	375	(1,435)	(49)	7,025

Millions of euros	Balance at 12/31/18	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/(loss) for the year	Change in translation differences	Other movements	Balance at 12/31/19
Telefônica Brasil, S.A.	4,604	(3)	—	(374)	307	(85)	(7)	4,442
Telefónica Deutschland Holding, A.G.	2,873	—	—	(247)	(75)	—	(7)	2,544
Colombia Telecomunicaciones, S.A., ESP	523	(1)	—	—	11	4	(11)	526
Telefónica Centroamericana Inversiones, S.L.	316	—	(414)	—	196	7	1	106
Telxius Telecom, S.A.	677	—	—	(87)	86	7	(2)	681
Other	40	—	—	(2)	(3)	—	(2)	33
Total	9,033	(4)	(414)	(710)	522	(67)	(28)	8,332

Millions of euros	Balance at 12/31/17	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/(loss) for the year	Change in translation differences	Other movements	Balance at 12/31/18
Telefônica Brasil, S.A.	5,018	—	—	(406)	556	(550)	(14)	4,604
Telefónica Deutschland Holding, A.G.	3,114	—	—	(238)	(88)	—	85	2,873
Colombia Telecomunicaciones, S.A., ESP	523	—	—	—	41	(19)	(22)	523
Telefónica Centroamericana Inversiones, S.L.	307	—	—	(28)	30	7	—	316
Telxius Telecom, S.A.	694	139	—	(231)	80	5	(10)	677
Other	42	—	1	(3)	—	(1)	1	40
Total	9,698	139	1	(906)	619	(558)	40	9,033

In 2020, "Sales of non-controlling interests and inclusion of companies" reflects the capital increase of Telxius amounting to 645 million euros, of which 323 million euros correspond to non-controlling interest. The profit for the year attributed to Telxius Group in 2020 includes the effect of the recognition of deferred tax assets for temporary differences of Telxius Towers Germany amounting to 184 million euros (see Note 25).
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
In 2018, “Sales of non-controlling interests and inclusion of companies” reflected the effect of the sale of 16.65% of the total share capital of Pontel to a subsidiary of the Pontegadea Group amounting to 378.8 million euros. This participation is equivalent to an indirect participation of 9.99% in the share capital of Telxius (see Note 5).
Note 4 contains the revenues, OIBDA, Operating income, capital expenditure and the main items of the statement of financial position for the main segments of the Telefónica Group with non-controlling interests, namely Telefónica Brazil, Telefónica Germany and Telxius Group. The detail of these figures for Colombia Telecomunicaciones is as follows:

Millions of euros
Colombia Telecomunicaciones	2020	2019	2018
Revenues	1,249	1,410	1,468
OIBDA	438	558	556
Depreciation and amortization	(325)	(386)	(385)
Operating income	113	172	171
Capital Expenditure	156	309	192
Fixed Assets	1,530	1,904	1,950
Total allocated assets	2,864	3,296	3,073
Total allocated liabilities	2,049	1,825	1,615
The statements of cash flows of these companies are as follows:

Millions of euros
Telefónica Brazil	2020	2019	2018
Net cash flow provided by operating activities	3,517	4,231	3,599
Net cash flow used in investing activities	(1,238)	(1,900)	(2,012)
Net cash flow used in financing activities	(1,817)	(2,230)	(1,660)
	462	101	(73)

Millions of euros
Telefónica Germany	2020	2019	2018
Net cash flow provided by operating activities	2,386	2,249	1,898
Net cash flow used in investing activities	(459)	(1,194)	(1,137)
Net cash flow used in financing activities	(1,342)	(997)	(569)
	585	58	192

Millions of euros
Colombia Telecomunicaciones	2020	2019	2018
Net cash flow provided by operating activities	276	237	344
Net cash flow provided by (used in) investing activities	(189)	15	(167)
Net cash flow provided by (used in) financing activities	(42)	(169)	(229)
	45	83	(52)

Millions of euros
Telxius	2020	2019	2018
Net cash flow provided by operating activities	528	463	341
Net cash flow provided by (used in) investing activities	(1,141)	(199)	(175)
Net cash flow provided by (used in) financing activities	575	(251)	(239)
	(38)	13	(73)

Note 18. Financial liabilities

The breakdown of financial liabilities at December 31, 2020 and the corresponding maturities schedule is as follows:

Millions of euros
	Current	Non-current
Maturity	2021	2022	2023	2024	2025	Subsequent years	Non-current total	Total
Debentures and bonds	4,832	3,683	2,301	1,138	3,075	23,720	33,917	38,749
Promissory notes & commercial paper	1,551	—	140	263	319	—	722	2,273
Total Issues	6,383	3,683	2,441	1,401	3,394	23,720	34,639	41,022
Loans and other payables	1,045	216	755	436	967	1,116	3,490	4,535
Derivative instruments (Note 19)	695	344	136	155	74	3,459	4,168	4,863
Total	8,123	4,243	3,332	1,992	4,435	28,295	42,297	50,420
The estimate of future payments for interest on these financial liabilities at December 31, 2020 is as follows: 1,245 million euros in 2021, 1,134 million euros in 2022, 1,017 million euros in 2023, 926 million euros in 2024, 874 million euros in 2025 and 8,365 million euros in years after 2025. For floating rate financing, the Group mainly estimates future interest using the forward curve of the various currencies at December 31, 2020.
Derivative instruments in the table above include the fair value of derivatives classified as financial liabilities, i.e. when they have a negative mark-to-market, yet excluding the fair value of derivatives classified as current financial assets (1,210 million euros, see Note 15) and non-current financial assets (3,666 million euros, see Note 12).
In 2019 and 2020, the Group entered into agreements to extend payment terms with various suppliers, and with factoring companies when such payments are discounted. When the new extended payment terms exceed customary payment terms in the industry, trade liabilities are reclassified to other financial liabilities and the deferred payments made are recognized in net cash flows used in financing activities (see Note 28). At December 31, 2020, the corresponding amount pending payment, recognized in “Loans and other payables” line, was 59 million euros (220 million euros at December 31, 2019).
The deferred payments made in relation to this item during the year amounted to 235 million euros (380 million euros in 2019).
The composition of these financial liabilities by category at December 31, 2020 and 2019 is as follows:

December 31, 2020
	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	—	—	—	—	—	—	41,022	41,022	46,624
Loans and other payables	—	—	—	—	—	—	4,535	4,535	4,595
Derivative instruments	1,208	—	3,655	4	4,859	—	—	4,863	4,863
Total financial liabilities	1,208	—	3,655	4	4,859	—	45,557	50,420	56,082

December 31, 2019
	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	—	—	—	—	—	—	44,994	44,994	49,474
Loans and other payables	—	—	—	—	—	—	4,488	4,488	4,511
Derivative instruments	961	—	1,921	59	2,823	—	—	2,882	2,882
Total financial liabilities	961	—	1,921	59	2,823	—	49,482	52,364	56,867
The calculation of the fair values of the Telefónica Group’s debt instruments required an estimate of the credit spread curve for each currency and corresponding subsidiary using the prices of the Group’s bonds and credit derivatives.
At December 31, 2020, some of the financing arranged by Telefónica Group companies in Latin America (Brazil, Peru and El Salvador), which amounted to approximately 1% of the Telefónica Group’s gross debt, was subject to compliance with certain financial covenants. To date, these covenants are being met. Due to the absence of cross-defaults, breach of the covenants would not affect the debt at Telefónica, S.A. level.
Some of the financial liabilities of Telefónica Group includes adjustments in the amortized cost at December 31, 2020 and 2019 as a result of fair value interest rate and exchange rate hedges.

Issues, promissory notes, commercial paper, loans and other payables
The movement in issues, promissory notes, commercial paper, loans and other payables in 2020 and 2019 arising from financial activities is as follows:

		Cash used in financing activities
Millions of euros	Balance at 12/31/2019	Cash received	Cash paid	Translation differences and exchange gains and losses	Financial updates	Other movements	Balance at 12/31/2020
Issues	42,636	4,011	(6,728)	(1,501)	344	(13)	38,749
Promissory notes and commercial paper	2,358	276	(343)	(16)	—	(2)	2,273
Loans and other payables	4,488	3,121	(2,605)	(290)	23	(202)	4,535

			Cash used in financing activities
Millions of euros	Balance at 12/31/2018	First application of IFRS 16	Cash received	Cash paid	Translation differences and exchange gains and losses	Financial updates	Other movements	Balance at 12/31/2019
Issues	41,176	—	4,186	(3,653)	427	494	6	42,636
Promissory notes and commercial paper	2,454	—	412	(512)	1	1	2	2,358
Loans and other payables	8,555	(151)	1,138	(6,076)	55	25	942	4,488

Debentures and bonds
At December 31, 2020, the nominal amount of outstanding debentures and bonds issues was 36,502 million euros (40,668 million euros at December 31, 2019). Appendix III presents the characteristics of all outstanding debentures and bond issues at the year-end 2020, and the significant issues made during the year.
Telefónica, S.A. has a full and unconditional guarantee on issues made by Telefónica Emisiones, S.A.U., Telefónica Europe, B.V. and Telefónica Participaciones, S.A.U., all of which are directly or indirectly fully owned subsidiaries of Telefónica, S.A.
Promissory notes and commercial paper
The main programs for issuance of promissory notes and commercial paper are the following:
•At December 31, 2020, Telefónica Europe, B.V. had a commercial paper issuance program guaranteed by Telefónica, S.A. for up to 5,000 million euros. The outstanding balance of commercial paper issued under this program at December 31, 2020 was 1,248 million euros, issued at an average interest rate of -0.28% for 2020 (1,390 million euros issued in 2019 at an average rate of -0.28%).
•At December 31, 2020, Telefónica, S.A. had a corporate promissory note program for 2,000 million euros, with an outstanding balance at December 31, 2020 of 269 million euros (75 million euros in 2019).

Interest-bearing debt
The average interest rate on outstanding loans and other payables at December 31, 2020 was 1.29% (1.52% in 2019). This percentage does not include the impact of hedges arranged by the Group.
The main financing transactions included under “Interest-bearing debt” line outstanding at December 31, 2020 and 2019 and their nominal amounts are provided in Appendix V.
Interest-bearing debt arranged or repaid in 2020 mainly includes the following:

Description	Limit 12/31/2020 (million euros)	Currency	Outstanding balance 12/31/2020 (million euros)	Arrangement date	Maturity date	Drawndown 2020 (million euros)	Repayment 2020 (million euros)
Telefónica, S.A.
Bilateral Credit (1)	135	EUR	—	05/14/2019	05/14/2024	—	—
Bilateral loan	—	EUR	150	11/08/2019	03/12/2030	150	—
Bilateral loan	—	EUR	200	12/04/2019	05/06/2027	200	—
Bilateral loan (2)	200	EUR	—	12/18/2020	06/18/2024	—	—
Colombia Telecomunicaciones, S.A. E.S.P.
Bilateral loan	—	USD	175	02/25/2020	03/24/2025	175	—
Syndicated loan (3)	—	USD	204	03/18/2020	03/18/2025	261	(61)
Telefónica Germany GmbH & Co. OHG
EIB Financing (Tranche 2)	150	EUR	—	01/14/2020	07/14/2029	—	—
T. Móviles Chile, S.A.
Bilateral loan (4)	—	USD	114	04/17/2020	09/29/2023	114	—
T. UK Limited
Syndicated loan (5)	—	GBP	—	05/07/2020	09/29/2020	—	—
(1)On February 18, 2020, there was a decrease in the limit of the bilateral credit from 300 million euros to 135 million euros.
(2)The bilateral loan has two annual extension options.
(3)On July 17, 2020, there was an early repayment for USD 70 million, therefore the outstanding amount was from USD 320 million to USD 250 million.
(4)On September 30, 2020, there was an extension of the maturity for the USD 140 million bilateral loan up to 2023.
(5)On September 29, 2020, there was an early repayment of the syndicated loan. The original maturity of the loan was 2021 with two six-months extension options at T. UK Limited request with a maturity up to 2022.

At December 31, 2020, the Telefónica Group presented availabilities of financing from different sources that amounted to approximately 13,354 million euros (13,679 million euros at December 31, 2019), of which 12,466 million euros will mature in more than twelve months.
Loans by currency
The breakdown of “Loans and other payables” line by currency at December 31, 2020 and 2019, and the equivalent value of foreign-currency loans in euros, is as follows:

	Outstanding balance (in millions)
	Local Currency		Euros
Currency	12/31/2020	12/31/2019	12/31/2020	12/31/2019
Euro	2,557	2,484	2,557	2,484
U.S. dollar	1,707	1,522	1,391	1,355
Brazilian real	376	1,527	59	337
Colombian peso	899,695	166,616	214	45
Pounds sterling	100	100	111	117
Peruvian nuevo sol	14	54	3	14
Other currencies			200	136
Total Group			4,535	4,488

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
The main market risks affecting the Group companies are as follows:
•Exchange rate risk: arises primarily from: (i) Telefónica’s international presence, through its investments and businesses in countries that use currencies other than the euro (primarily in Latin America, but also in the United Kingdom), (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt ,and (iii) for those trade receivables or payables in foreign currency related to the company with the transaction registered.
•Interest rate risk: arises primarily in connection with changes in interest rates affecting: (i) financial expenses on floating rate debt (or short-term debt likely to be renewed), due to changes in interest rates and (ii) the value of long-term liabilities at fixed interest rates.
•Share price risk: arises primarily from changes in the value of the equity investments (that may be bought, sold or otherwise involved in transactions), from changes in the value of derivatives associated with such investments, from changes in the value of treasury shares and from changes in the value of equity derivatives.
•Liquidity risk: arises due to a mismatch between financing needs (including operating and financial expenses, investment, debt redemptions and dividend commitments) and sources of finance (including revenues, divestments, credit lines from financial institutions and capital market transactions). The cost of finance could also be affected by movements in the credit spreads (over benchmark rates) demanded by lenders.
•Country risk: refers to the possible decline in the value of assets, cash flows generated or cash flows returned to the Parent company as a result of political, economic or social instability in the countries where the Telefónica Group operates, especially in Latin America.
•Credit risk: appears when a counterparty fails to meet or delays its payment obligations in accordance with the agreed terms, driving an impairment in an asset due to: (i) solvency issues, or (ii) no intention to pay.

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
At December 31, 2020, the net financial debt in Latin American currencies was equivalent to approximately 4,884 million euros (4,077 million euros in 2019). However, the Latin American currencies in which this debt is denominated is not distributed in proportion to the OIBDA generated in each currency. The future effectiveness of the strategy described above as a hedge of exchange rate risks therefore depends on which currencies depreciate relative to the euro.
Telefónica occasionally takes out dollar-denominated debt to hedge the euro-dollar intermediate component in the relation Euro-Latin American currencies, either in Spain (where such debt is associated with an investment as long as it is considered to be an effective hedge) or in the country itself, where the market for local currency financing or hedges may be inadequate or non-existent. At December 31, 2020, the Telefónica Group’s net financial debt denominated in dollars to hedge that component was equivalent to 202 million euros of asset position (244 million euros of liability position in 2019).
At December 31, 2020, net financial debt in pounds sterling was equivalent to 8,371 million euros (3,938 million euros at December 31, 2019). The objective of maintaining debt in pounds sterling at a level of around 2 times the ratio OIBDA over Net Financial Debt has been modified in 2020, as a result of the hedging operations of the funds that are expected to be received from the transaction with Liberty Global for the creation of a joint venture in the United Kingdom (see Note 2), and the uncertainty due to the development of Brexit in the British economy.
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

In 2020, net negative foreign exchange results (excluding monetary correction) amounted to 26 million euros (413 million euros in 2019), mainly due to the conversion of the Venezuelan bolivar soberano from 68,448 to 2,094,405 per US dollar (see Note 2), that resulted in exchange losses of 139 million euros (426 million euros in 2019), offset by the positive results of operations in brazilean real and sterling pounds that were used as a hedge of cash flow generation in these currencies.
The following table illustrates the sensitivity of foreign currency gains and sensitivity losses and of equity to changes in exchange rates, where: a) in calculating the impact on the income statement, the exchange rate position affecting the income statement at the end of 2020 was considered constant during 2021; b) in calculating the impact on equity, only monetary items have been considered, namely debt and derivatives such as hedges of net investment and loans to subsidiaries related to the investment, breakdown of which is considered constant in 2021 and identical to that existing at the end of 2020. In both cases, Latin American currencies are assumed to change their value against the dollar and the rest of the currencies against the euro by 10%.

Millions of euros
Currency	Change	Impact on the consolidated income statement	Impact on consolidated equity
All currencies vs EUR	10%	(55)	(711)
USD vs EUR	10%	(23)	(101)
Other currencies vs EUR	10%	(44)	(373)
Latin American currencies vs USD	10%	12	(237)
All currencies vs EUR	(10%)	55	711
USD vs EUR	(10%)	23	101
Other currencies vs EUR	(10%)	44	373
Latin American currencies vs USD	(10%)	(12)	237
The Group’s monetary position in Venezuela at December 31, 2020 is a net debt position of 109,774,609 million Venezuelan bolivars equivalent to 43 million euros (7,122,859 million Venezuelan bolivars equivalent to 93 million euros at December 31, 2019). The net monetary position exposure in 2020 has been a debtor position, which led to a higher financial income of 165 million euros due to the effect of the monetary correction for inflation during the year (492 million euros in 2019).
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
The Telefónica Group’s financial expenses are exposed to changes in interest rates. In 2020 the Euribor, the Brazilian SELIC, the dollar Libor, the pound sterling Libor and the Mexican UDI (inflation) were the short-term rates that accounted for most of the exposure. In nominal terms, at December 31, 2020, 75.2% of Telefónica’s net financial debt plus commitments was pegged to fixed interest rates for a period greater than one year, compared to 74.6% in 2019. Of the remaining 24.8% (net debt at floating rates or at fixed rates maturing within one year), 1.2 percentage points had interest rates bounded in a period over one year, versus 1.1 percentage points of net debt at floating rates or with fixed rates maturing within one year at December 31, 2019.

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
Net financial results amounted to 1,558 million euros in 2020, 274 million lower than the previous year, mainly as a result of the reduction of the debt in European currencies, as well as its cost.
To illustrate the sensitivity of the Company's net financial expense to fluctuations in short-term interest rates, on one hand a 100 basis point increase in interest rates in all currencies in which Telefónica has financial positions at December 31, 2020, and a 100 basis point decrease in all currencies has been assumed, and on the other hand a constant position equal to the position at year-end has been considered.
To calculate the sensitivity of equity to fluctuations in interest rates, on one hand a 100 basis point increase in interest rates in all currencies and in all periods on the yield curve in which Telefónica has financial positions at December 31, 2020, and a 100 basis point decrease in all currencies and all periods was assumed, and on the other hand only positions with cash flow hedges were considered, which are basically the only positions in which changes in market value due to interest rate fluctuations are recognized in equity.

Millions of euros
Change in basis points (bp)	Impact on consolidated income statement	Impact on consolidated equity
+100bp	(100)	(858)
-100bp	97	858
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
In 2018, the General Shareholder’s Meeting approved a Long-Term Incentive Plan allocated to Senior Executive Officers of the Telefónica Group consisting of the delivery of shares of Telefónica, S.A. This plan has a total duration of five years and is divided into three mutually exclusive cycles of three years each. Each of the cycles commenced, respectively, in January 2018, 2019 and 2020 (see Note 27). Additionally, the 2018 Shareholder’s Meeting approved a Global Employee Incentive Share Purchase Plan for shares of Telefónica, S.A. for the Employees of the Telefónica Group, which has been implemented during 2019 and 2020 and, predictably, shares will be delivered to its participants in 2021.
To reduce the risk associated with variations in share price under these plans, Telefónica could acquire instruments that hedge the risk profile of some of these plans.
In addition, the Group may use part of the treasury shares of Telefónica, S.A. held at December 31, 2020 to cover shares deliverable under the outstanding Plans. The net asset value of the treasury shares could increase or decrease depending on variations in Telefónica, S.A.’s share price.

Liquidity risk
The Telefónica Group seeks to match the schedule for its debt maturity payments to its capacity to generate cash flows to meet these maturities, while allowing for some flexibility. In practice, this has been translated into two key principles:
1.The Telefónica Group’s average maturity of net financial debt is intended to stay above six years or be restored above that threshold in a reasonable period of time if it eventually falls below it. This principle is considered as a guideline when managing debt and access to credit markets, but not a rigid requirement. When calculating the average maturity for the net financial debt, a portion of the undrawn credit lines can be considered as offsetting the shorter debt maturities, and extension options on some financing facilities may be considered as exercised, for calculation purposes.
2.The Telefónica Group must be able to pay all commitments over the next 12 months without accessing new borrowing or tapping the capital markets (drawing upon firm credit lines arranged with banks), assuming budget projections are met.
At December 31, 2020, the average maturity of net financial debt (35,228 million euros) was 10.79 years (including undrawn committed credit facilities).
At December 31, 2020, financial liabilities (Note 18) and leases debt (Note 20) scheduled to mature in 2021 amounted to 8,123 and 1,255 million euros, respectively. These maturities are lower than the amount of funds available, calculated as the sum of: a) cash and cash equivalents and current financial assets; b) annual cash generation projected for 2021, and c) undrawn credit facilities arranged with banks whose original maturity is over one year (an aggregate of 12,466 million euros at December 31, 2020), providing flexibility to the Telefónica Group with regard to accessing capital or credit markets in the next two years. For a further description of the Telefónica Group’s liquidity and capital resources in 2020, see Note 18 and Appendix V.
Country risk
The Telefónica Group managed or mitigated country risk by pursuing two lines of action (in addition to its normal business practices):
1.Partly matching assets to liabilities (those not guaranteed by the Parent company) in the Telefónica Group’s Latin American companies such that any potential asset impairment would be accompanied by a reduction in liabilities; and
2.Repatriating funds generated in Latin America that are not required for the pursuit of new, profitable business development opportunities in the region.
Regarding the first point, at December 31, 2020, the Telefónica Group’s Latin American companies had net financial debt not guaranteed by the Parent company of 1,273 million euros, which represents 3.6% of net financial debt of the Group. Nevertheless, in certain countries, such as Venezuela, there is a net cash balance (instead of a net liability balance).
Regarding the net repatriation of funds to Spain, 966 million euros from Latin America companies have been received in 2020, of which 746 million euros was in the form of dividends.
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
Several Telefónica Group companies provide operating guarantees granted by external counterparties, which are offered during their normal commercial activity, in bids for licenses, permits and concessions, and spectrum acquisitions. At December 31, 2020, these guarantees amounted to approximately 5,080 million euros (5,774 million euros at December 31, 2019).
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
Interest rate benchmark reform and associated risks
A fundamental reform of major interest rate benchmarks is being undertaken globally, including the replacement of some interbank offered rates (IBORs) with alternative nearly risk-free rates (referred to as ‘IBOR reform’). The Group has exposures to IBORs on its financial instruments that will be replaced or reformed as part of these market-wide initiatives, thus the Group anticipates that IBOR reform will impact its Risk Management Areas.

The Group is exposed to the following interest rate benchmarks within its hedge accounting relationships, which are subject to interest rate reform: Libor USD, Libor GBP and Libor CHF. Regarding to the Euribor, and according to the European Union Benchmarks Regulation, the Group expects that it will continue to exist as a benchmark rate for the foreseeable future.
The Group applies the amendments to IFRS 9 to those hedging relationships directly affected by IBOR reform, and therefore it assumes that the benchmark interest rate is not altered as a result of it. The detail of notional amounts of the hedging instruments in hedging relationships which are subject to the reform as of December 31, 2020 is as follows:

Interest rate index/Tenor	Gross notional in original currency (in millions)
USD Libor 3M	39,048
GBP Libor 3M	2,200
CHF Libor 3M	300
USD Libor 1M	150
USD Libor 6M	140

The Corporate Finance department leads a working team to manage the transition in the Group. It closely monitors the market and the outputs from the industry, including announcements by the IBOR regulators on the discontinuation dates of current IBORs, which have recently undergone changes.
Another relevant aspect of the reform is the need to incorporate adequate fallbacks in contracts. There are groups in the industry working on fallback language for different instruments and different IBORs. In October 2020, ISDA published an IBOR fallback supplement to amend the 2006 ISDA definitions and an IBOR fallback protocol to facilitate multilateral amendments to include the amended floating-rate options in derivative transactions that were entered into before the date of the supplement. The Group is in the process of analysing whether to adhere to the Protocol or negotiate Bilateral Agreements with each counterparty.
The Group will continue to apply the amendments to IFRS 9 until the uncertainty from the interest rate benchmark reforms with respect to the timing and amount of the underlying cash flows that the Group is exposed to, ends.
Derivatives policy
At December 31, 2020, the nominal value of outstanding derivatives with external counterparties amounted to 109,267 million euros equivalent, a 15% decrease from December 31, 2019 (128,654 million euros equivalent). This figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying liability. For example, a foreign currency loan can be hedged into floating rate, and then each interest rate period can be fixed using a fixed rate hedge, or FRA (forward rate agreement) The high volume is also due to the fact that when a derivative transaction is canceled, the company may either cancel the derivative or take the opposite position, which cancels out the variability thereof. The second option is usually chosen in order to cut costs. Even using such techniques to reduce the position, it is still necessary to take extreme care in the use of derivatives to avoid potential problems arising through error or a failure to understand the real position and its associated risks.
The main principles in the management of derivatives are detailed below:
1) Derivatives based on a clearly identified hedged items.
Telefónica’s derivatives policy emphasizes the following points:
•Acceptable underlyings include assets and liabilities, profits, revenues and cash flows in either a company’s functional currency or another currency. These flows can be contractual (debt and interest payments, settlement of foreign currency payables, etc.), reasonably certain or foreseeable (PP&E purchases, future debt issues, commercial paper programs, etc.). The acceptability of an underlying asset in the above cases does not depend on whether it complies with accounting rules requirements for hedge accounting, as is required in the case of certain intra-group transactions, for instance. Parent company investments in subsidiaries with functional currencies other than the euro also qualify as acceptable underlying assets.

•Economic hedges are hedges that have a designated underlying asset and that, under certain circumstances, may offset the changes in the value of the underlying asset. These economic hedges may not always meet the requirements to be treated as hedges for accounting purposes. The decision to arrange these hedges if they do not meet certain requirements will depend on the marginal impact on the income statement and, therefore, on how far this may compromise the goal of having a stable income statement. In any case, the changes are recognized in the income statement.
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
6) Hedge accounting.
The main risks that may qualify for hedge accounting are as follows:

•Variations in market interest rates (either money-market rates, credit spreads or both) that affect the value of the underlying asset or the measurement of the cash flows.
•Variations in exchange rates that change the value of the underlying asset in the company’s functional currency and affect the measurement of the cash flow in the functional currency.
•Variations in the valuation of any financial asset, particularly shares of companies included in the portfolio of “Equity instruments”.
•Variations in the price of commodities related to contracts that the Group has with third parties.
Regarding the underlying:
•Hedges can cover all or part of the value of the underlying.
•The risk to be hedged can be for the whole period of the transaction or for only part of the period.
•The underlying may be a highly probable future transaction, or a contractual underlying (loan, foreign currency payment, investment, financial asset, etc.) or a combination of both that defines an underlying with a longer term.
The main coverage instruments used are:
•Forwards / NDF: they are used mainly for exchange rate hedges related to commercial positions in foreign currency. They can also be used to hedge financing in foreign currency and net investment hedge in foreign currency.
•Exchange Rate Options: in some cases, this type of instruments can be used linked to future CapEx and OpEx operations and investments and divestments in foreign currency.
•Spots: for purchases and sales of currencies that are made same day value or two days’ value. Generally used for operational needs or for divestments of operations in foreign currency.
•Currency swaps: this type of transaction is generally executed to hedge bonds issuance or loans issued in foreign currency or net investment hedge.
•Interest Swaps / Interest Rate Options: these instruments are used to manage the interest rate of the debt portfolio. Their use of them is ruled by the Financial Expenses Budget with the objective of its fulfillment. Both the volume to be contracted and the maturity of these products are determined by the underlying assets to be hedged.
•It is possible that in several markets the maturity, as well as the low liquidity, does not allow to contract a "perfect” hedge, but this circumstance will have to be analyzed case by case.
•CDS: in order to manage the counterparty credit risk or CVA / DVA, CDS operations can be arranged to mitigate this risk.
•Derivatives of Commodities: supporting the business lines that may need it and always hedging the commercial risks of the signed contracts. They would be settled by differences, this is, in a non-deliverable format.
•Equity Derivatives: these are derivatives that address strategic decisions or hedging needs, either to hedge future investments or hedge existing risks. They protect Telefónica from the potential appreciation or depreciation in the price of the shares they hold as underlying.
Between the hedged item and the hedging instrument there is an economic relationship, this is, in general terms they move in opposite directions due to the same risk or risk covered. In other words, there must be an expectation that the value of the hedging instrument and the value of the hedged item will change systematically in opposite directions in response to the movements of one of the following elements:
•the same underlying item; or

•Underlying items that are economically related in such sense that they respond similarly to the risk that is being hedged.
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
There can be three types of hedges:
•Fair value hedges.
•Cash flow hedges. Such hedges can be set at any value of the risk to be hedged (interest rates, exchange rates, etc.) or for a defined range (interest rates between 2% and 4%, above 4%, etc.). In this last case, the hedging instrument used is options.
•Hedges of net investment in consolidated foreign subsidiaries. Generally, such hedges are arranged by Telefónica S.A. and other Telefónica holding companies. Wherever possible, these hedges are implemented through real debt in foreign currency. Often, however, this is not always possible as many Latin American currencies are non-convertible, making it impossible for non-resident companies to issue local currency debt. It may also be that, due to the debt market deepness, the debt in the currency concerned is not enough to accommodate the required hedge, or that an acquisition is made in cash with no need for market financing. In these circumstances derivatives either forwards or cross-currency swaps are mainly used to hedge the net investment.

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
Management of accounting hedges is not static, and the hedging relationship may change before maturity. The interruption of the hedge accounting is possible within the framework of the management of financial risks and described in the internal document of “financial risks management and hedging strategy under IFRS 9”. To gauge the efficiency of transactions defined as accounting hedges, the Group analyzes the extent to which the changes in the fair value or in the cash flows attributable to the hedged item would offset the changes in fair value or cash flows attributable to the hedged risk using a linear regression model prospectively. To evaluate the effectiveness of hedges, under IFRS 9, there is no numerical range under which it is accepted that a hedge is effective and hence the hedge accounting standards are applicable. Therefore, Telefónica considers that if there is an economic relationship, not dominated by changes in credit risk and if the appropriate hedging rationale has been designated, the requirements for effectiveness are met. However, at the moment when ineffectiveness arises, Telefónica will evaluate whether there is still an economic relationship or whether the designated hedging rationale is appropriate. The possible sources of ineffectiveness that Telefónica can have when designing a hedging relationship and that will be considered when establishing the hedging rationale are:
•The hedging instrument and the hedged item have different maturity dates, initial dates, contract dates, repricing dates, etc.
•The hedging instrument starts with initial value and a financing effect is produced.

•When the underlying items have different sensitivity and are not homogeneous, for example EURIBOR 3M versus EURIBOR 6M.
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
When a derivative transaction is canceled, the company may:
•Cancel the derivative and pay its market value.
•Take the opposite position which cancels out the variability thereof, if cancellation costs are high or if it is recommended for operating or business reasons.
The breakdown of the financial results recognized in 2020, 2019 and 2018 is as follows:

Millions of euros	2020	2019	2018
Interest income	185	291	234
Dividends received	12	15	15
Other financial income	159	120	826
Subtotal	356	426	1,075
Changes in fair value of asset derivatives at fair value through profit or loss	255	353	202
Changes in fair value of liability derivatives at fair value through profit or loss	(507)	(376)	(190)
Changes in the fair value of debt instruments and other assets at fair value to profit or loss	(3)	(3)	(3)
Transfer from equity of results of cash flow hedges - future cash flows that are not longer expected to happen	—	—	(7)
(Loss)/Gain on fair value hedges	563	604	(223)
Gain/(loss) on adjustment to items hedged by fair value hedges	(525)	(540)	271
Subtotal	(217)	38	50
Interest expenses	(1,320)	(1,690)	(1,715)
Financial expenses on lease liabilities (see Note 20)	(193)	(213)	n.a.
Ineffective portion of cash flow hedges	45	(20)	(29)
Accretion of provisions and other liabilities	(280)	(334)	(410)
Other financial expenses	(131)	(160)	(203)
Subtotal	(1,879)	(2,417)	(2,357)
Net finance costs excluding foreign exchange differences and hyperinflation adjustments	(1,740)	(1,953)	(1,232)
n.a.: not applicable.

"Other financial income" in 2018 included 665 million euros corresponding to the default interest as a result of the final decisions in favor of Telefónica Brazil about the right to deduct the ICMS from the calculation basis of PIS/COFINS (85 million euros in 2020, see Note 12).

The impact of hyperinflation on the net monetary position of the Group’s subsidiaries in Argentina amounted to 43 million euros in 2020 (42 million euros in 2019 and 67 million euros in 2018) and is recorded under Exchange differences in the consolidated income statement.

Evolution of derivative instruments

The movement of the net position of derivatives during the years ended December 31, 2020 and December 31, 2019 is as follows:

Millions of euros	Movement in 2020	Movement in 2019
Opening balance of assets/(liabilities)	1,948	1,181
Financing payments	139	148
Financing proceeds	(1,119)	(153)
Interest (proceeds)/payments	(549)	(238)
Other (proceeds)/payments	(11)	5
Fair value adjustments through other comprehensive income	(870)	357
Movements with counterparty in the income statement	638	646
Translation differences	(170)	(49)
Other movements	7	51
Closing balance of assets/(liabilities)	13	1,948

The variation in 2020 represents an increase of 1,935 million euros of liability (increase of 767 million euros of asset in 2019) mainly due to the decrease in dollar and euro interest rates and the evolution of the EUR/USD exchange rate. These variations are mostly by a similar impact and in the opposite direction in the hedge accounting of the different issuances and loans in dollar and euro currency of the Telefónica Group.
Net financial debt as of December 31, 2020 includes a positive value of the derivatives portfolio for a net amount of 13 million euros (see Note 2). This amount includes a negative value of 557 million euros due to hedges (cross currency swaps) to transfer financial debt issued in foreign currency to local currency (a positive value of 839 million euros at December 31, 2019).

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
Derivatives arranged by the Group at December 31, 2020 are detailed in Appendix IV.

The breakdown of Telefónica’s detail of hedges and other derivative instruments at December 31, 2020 and December 31, 2019, their fair value at year-end and the expected maturity schedule is as set forth in the table below:

December 31, 2020
	Notional amount - Maturities (*)					Book value of the derivative and no-derivative instruments (**)
Millions of euros	2021	2022	2023	Later	Total	Non-current asset	Current asset	Non-current liabilities	Current liabilities	Total
Derivate instruments of accounting hedges	(5,576)	415	(679)	8,205	2,365	(2,958)	(827)	3,459	196	(130)
Interest rate risk	(348)	(491)	(801)	(2,667)	(4,307)	(1,196)	(524)	79	6	(1,635)
Cash flow hedges	1	67	—	994	1,062	(2)	(3)	69	6	70
Fair value hedges	(349)	(558)	(801)	(3,661)	(5,369)	(1,194)	(521)	10	—	(1,705)
Exchange rate risk	(5,362)	717	—	8,242	3,597	(1,361)	(162)	2,607	147	1,231
Cash flow hedges	848	711	—	8,242	9,801	(1,361)	(91)	2,607	72	1,227
Fair value hedges	144	6	—	—	150	—	(6)	—	9	3
Net investments hedges	(6,354)	—	—	—	(6,354)	—	(65)	—	66	1
Interest rate and exchange rate risk	134	189	122	2,630	3,075	(401)	(141)	773	43	274
Cash flow hedges	247	189	668	2,630	3,734	(232)	(93)	748	2	425
Fair value hedges	(113)	—	(546)	—	(659)	(169)	(48)	25	41	(151)
Undesignated derivatives	(7,382)	(519)	(258)	(1,541)	(9,700)	(708)	(383)	709	499	117
Other derivatives of interest rate	(4,287)	(673)	(258)	(1,541)	(6,759)	(629)	(141)	625	2	(143)
Other derivatives of exchange rate	(3,856)	—	—	—	(3,856)	(79)	(240)	84	239	4
Other derivatives	761	154	—	—	915	—	(2)	—	258	256
Total derivative instruments	(12,958)	(104)	(937)	6,664	(7,335)	(3,666)	(1,210)	4,168	695	(13)
No derivatives instruments of accounting hedges (***)	—	—	—	680	680	—	—	705	—	705
Exchange rate risk	—	—	—	680	680	—	—	705	—	705
Fair value hedges	—	—	—	—	—	—	—	—	—	—
Net investments hedges	—	—	—	680	680	—	—	705	—	705
(*) For interest rate hedges, the positive amount is in terms of fixed “payment.” For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.
(**) Positive amounts indicate payables.
(***) Of the hedging instruments that are not derivatives,122 million euros correspond to "Loans and other debts" and 583 million euros to "Obligations and bonds" (see Note 18).

December 31, 2019
	Notional amount - Maturities (*)					Book value of the derivative and no-derivative instruments (**)
Millions of euros	2020	2021	2022	Later	Total	Non-current asset	Current asset	Non-current liabilities	Current liabilities	Total
Derivate instruments of accounting hedges	(662)	2,827	1,446	7,041	10,652	(2,676)	(1,104)	1,667	254	(1,859)
Interest rate risk	677	(199)	818	(1,605)	(309)	(584)	(289)	41	38	(794)
Cash flow hedges	482	—	1,403	884	2,769	(8)	(4)	29	38	55
Fair value hedges	195	(199)	(585)	(2,489)	(3,078)	(576)	(285)	12	—	(849)
Exchange rate risk	(2,331)	1,038	400	6,033	5,140	(1,489)	(389)	1,339	148	(391)
Cash flow hedges	1,587	1,102	686	6,033	9,408	(1,325)	(348)	1,337	37	(299)
Fair value hedges	693	—	(286)	—	407	(164)	(21)	—	15	(170)
Net investments hedges	(4,611)	(64)	—	—	(4,675)	—	(20)	2	96	78
Interest rate and exchange rate risk	992	1,988	228	2,613	5,821	(603)	(426)	287	68	(674)
Cash flow hedges	1,006	2,004	230	2,648	5,888	(549)	(409)	287	65	(606)
Fair value hedges	(14)	(16)	(2)	(35)	(67)	(54)	(17)	—	3	(68)
Undesignated derivatives	(3,798)	(349)	(774)	(1,799)	(6,720)	(713)	(337)	691	270	(89)
Other derivatives of interest rate	(1,501)	(473)	(774)	(1,799)	(4,547)	(713)	(316)	688	146	(195)
Other derivatives of exchange rate	(2,484)	—	—	—	(2,484)	—	(21)	—	113	92
Other derivatives	187	124	—	—	311	—	—	3	11	14
Total derivative instruments	(4,460)	2,478	672	5,242	3,932	(3,389)	(1,441)	2,358	524	(1,948)
No derivatives instruments of accounting hedges (***)	—	59	234	720	1,013	—	—	1,043	—	1,043
Exchange rate risk	—	59	234	720	1,013	—	—	1,043	—	1,043
Fair value hedges	—	—	—	—	—	—	—	—	—	—
Net investments hedges	—	59	234	720	1,013	—	—	1,043	—	1,043
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

The detail of hedged items by fair value hedges at December 31, 2020 and December 31, 2019 are as follows:

December 31, 2020
	Hedged items carrying amount				Accumulated amount in the hedged item adjusted by fair value hedge (*)
Millions of euros	Interest rate risk	Exchange rate risk	Interest rate and exchange rate risk	Total	Interest rate risk	Exchange rate risk	Interest rate and exchange rate risk	Total	Of which: accumulated amount of any hedge item that have cesased to be adjusted for gains and losses
Assets	—	220	—	220	—	(6)	—	(6)	—
Financial assets and other non-current assets	—	82	—	82	—	(1)	—	(1)	—
Receivables and other current assets	—	132	—	132	—	(5)	—	(5)	—
Other heading of assets	—	6	—	6	—	—	—	—	—
Liabilities	6,888	1,320	2,985	11,193	1,663	9	386	2,058	71
Non-current financial liabilities	6,656	787	2,748	10,191	1,660	—	373	2,033	70
Non-current lease liabilities	—	59	—	59	—	—	—	—	—
Payables and other non-current liabilities	4	28	—	32	—	2	—	2	—
Current financial liabilities	228	11	237	476	3	—	13	16	5
Payables and other current liabilities	—	435	—	435	—	7	—	7	(4)
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

The evolutions of hedges in equity at December 31, 2020 and December 31, 2019 are as follows:

	Derivate instruments				No derivate instruments	Total Gross amount	Tax effect	Total hedges in equity
	Gains (losses) of cash flow hedges			Derivates - Net investment hedges	No Derivates - Net investment hedges
Millions of euros	Interest rate risk	Exchange rate risk	Exchange rate and interest rate risks
Balance at 12/31/2019	(148)	(156)	(310)	1,349	(6)	729	(227)	502
Changes in the fair value registered in equity	(71)	(923)	(476)	713	6	(751)	180	(571)
Transfer to the initial value of hedged item	3	(1)	(4)	—	—	(2)	1	(1)
Transfer to the income statement of the period - the hedged future cash flows are no longer expected to happen	—	—	—	—	—	—	—	—
Transfer to the income statement of the period - the hedged item has affected profit or loss	67	633	267	—	—	967	(249)	718
Total translation differences	(1)	—	—	(1)	—	(2)	—	(2)
Other movements	(4)	4	—	—	—	—	—	—
Balance at 12/31/2020	(154)	(443)	(523)	2,061	—	941	(295)	646
Amounts remaining in equity for continuing hedges	(68)	(478)	(433)	2,061	—	1,082
Amounts remaining in equity from any hedging relationship for which hedge accounting is no longer applied	(86)	35	(90)	—	—	(141)
Balance at 12/31/2020	(154)	(443)	(523)	2,061	—	941

The total amount of "Transfer to the income statements of the period - the hedged item has affected profit or loss" has impacted in financial results, reported under "Interest expenses" amounted to +116 million euros (+166 million euros in 2019), see detail of "Net finance costs excluding foreign exchange differences and hyperinflation adjustments" in this note, and in exchange differences amounted to -1,093 million euros (+369 million euros in 2019).

	Derivate instruments				No derivate instruments	Total Gross amount	Tax effect	Total hedges in equity
	Gains (losses) of cash flow hedges			Derivates - Net investment hedges	No Derivates - Net investment hedges
Millions of euros	Interest rate risk	Exchange rate risk	Exchange rate and interest rate risks
Balance at 12/31/2018	(295)	(348)	(78)	1,535	(5)	809	(249)	560
Changes in the fair value registered in equity	(5)	572	67	(260)	(1)	373	(100)	273
Transfer to the initial value of hedged item	2	(4)	(7)	—	—	(9)	3	(6)
Transfer to the income statement of the period - the hedged future cash flows are no longer expected to happen	26	—	—	—	—	26	—	26
Transfer to the income statement of the period - the hedged item has affected profit or loss	124	(371)	(295)	73	—	(469)	118	(351)
Total translation differences	—	(1)	—	1	—	—	—	—
Other movements	—	(4)	3	—	—	(1)	1	—
Balance at 12/31/2019	(148)	(156)	(310)	1,349	(6)	729	(227)	502
Amounts remaining in equity for continuing hedges	(12)	(188)	(216)	1,349	(6)	927
Amounts remaining in equity from any hedging relationship for which hedge accounting is no longer applied	(136)	32	(94)	—	—	(198)
Balance at 12/31/2019	(148)	(156)	(310)	1,349	(6)	729

The evolution of cost of hedging in equity in 2020 and 2019 are as follows:

	Exchange rate risk	Total gross amount	Tax effect	Total cost of hedging in equity
	Forward element /CBS
Millions of euros	A time - period related hedge item
Balance at 12/31/2018	49	49	(12)	37
Changes in the fair value registered in equity	(14)	(14)	4	(10)
Transfer to the income statement of the period - the hedged item has affected profit or loss	(4)	(4)	1	(3)
Balance at 12/31/2019	31	31	(7)	24
Changes in the fair value registered in equity	(98)	(98)	24	(74)
Transfer to the income statement of the period - the hedged item has affected profit or loss	(8)	(8)	2	(6)
Balance at 12/31/2020	(75)	(75)	19	(56)

The details of the ineffective portion of accounting hedges with impact on the income statement in 2020 and 2019 are as follows:

2020
Millions of euros	Changes in fair value of the hedging instrument	Changes in the fair value of hedges item for the hedged risk	Ineffective portion hedged registered in the income statement
Interest rate risk	289	288	1
Cash flow hedges	(22)	(23)	1
Fair value hedges	311	311	—
Exchange rate risk	(461)	(508)	47
Cash flow hedges	(917)	(964)	47
Net investment hedges	456	456	—
Interest rate and exchange rate risk	(238)	(234)	(4)
Cash flow hedges	(238)	(234)	(4)
Total	(410)	(454)	44

2019
Millions of euros	Changes in fair value of the hedging instrument	Changes in the fair value of hedges item for the hedged risk	Ineffective portion hedged registered in the income statement
Interest rate risk	315	336	(21)
Cash flow hedges	(129)	(108)	(21)
Fair value hedges	444	444	—
Exchange rate risk	242	238	4
Cash flow hedges	551	547	4
Net investment hedges	(309)	(309)	—
Interest rate and exchange rate risk	191	194	(3)
Cash flow hedges	191	194	(3)
Total	748	768	(20)

Note 20. Lease liabilities

The evolution of lease liabilities in 2020 and 2019 were as follows:

Millions of euros	Lease liabilities
Balance at 12/31/2019	7,226
Additions	1,969
Principal and interests payments	(1,761)
Principal payments (Note 28)	(1,787)
Interests payments (Note 28)	(179)
Minus: Payments of companies held for sale	205
Disposals	(387)
Exclusion of companies	—
Accrued interests (1)	178
Translation differences and hyperinflation adjustments	(766)
Transfers and others	(1,165)
Balance at 12/31/2020	5,294
(1) Total accrued interests in 2020 amounted to 193 million euros, including the additions corresponding to companies held for sale during the annual reporting period (see Note 19).

Millions of euros	Lease liabilities
Balance at 12/31/2018	—
First application impacts due to accounting changes IFRS16 (Note 2)	7,705
Balance at 01/01/2019	7,705
Additions	1,474
Principal and interests payments	(1,654)
Principal payments (Note 28)	(1,518)
Interests payments (Note 28)	(185)
Minus: Payments of companies held for sale and sold companies during 2019	49
Disposals	(261)
Exclusion of companies	(121)
Accrued interests (1)	199
Translation differences and hyperinflation adjustments	23
Transfers and others	(139)
Balance at 12/31/2019	7,226
(1) Total accrued interests in 2019 amounted to 213 million euros, including the additions corresponding to companies held for sale during the annual reporting period (see Note 19).

"Additions" includes fixed asset sale and leaseback transactions, which amounted to 53 million euros in 2020 (190 million euros in 2019, see Note 2). The gain recorded in 2020 for sale and leaseback transactions amounts to 79 million euros (313 million euros in 2019).

"Transfers and others" in 2020 includes the reclassification of lease liabilities of Telefónica UK and the divisions of telecommunications towers of Telxius amounting to 637 million euros and 570 million euros, respectively, to "Non-current assets and disposal groups held for sale" of the statement of financial position (see Note 30).
"Transfers and others" in 2019 included the transfer to "Liabilities associated with non-current assets and disposal groups held for sale" of the lease liabilities of Telefónica de Costa Rica which amounted to 127 million euros (see Note 30).

“Exclusion of companies” in 2019 corresponded to the sale of Telefonía Celular de Nicaragua and Telefónica Móviles Panamá amounting to 74 and 47 million euros, respectively.
There are commitments for leases not started at December 31, 2020 amounting to 181 million euros (63 million euros at December 31, 2019).

The maturity schedule of lease liabilities at December 31, 2020 is as follows:

Millions of euros
	Current	Non-Current
Maturity	2021	2022	2023	2024	2025	Subsequent years	Non-current total	Total
Lease liabilities	1,330	1,052	935	747	569	1,346	4,649	5,979

Note 21. Payables and other non-current liabilities
The composition of “Payables and other non-current liabilities” of the Telefónica Group at December 31, 2020 and December 31, 2019 is as follows:

Millions of euros	12/31/2020	12/31/2019
Payables	1,452	1,553
Trade payables	101	86
Payables for spectrum acquisition	1,195	1,362
Other payables	156	105
Other non-current liabilities	1,109	1,375
Contractual liabilities (Note 23)	762	851
Deferred revenue	193	336
Current tax payables	154	188
Total	2,561	2,928
Payables and other non-current liabilities of Telefónica United Kingdom are registered in "Liabilities associated with non-current assets and disposal groups held for sale" of the statement of financial position at December 31, 2020 (see Notes 2 and 30).
In June 2019 Telefónica Germany acquired a total of 90 MHz spectrum at a total cost of 1,425 million euros (see Note 6). The Company, like the other auction participants, reached an agreement whereby the auction proceeds will be paid in interest-free, annual installments until 2030, instead of an upfront one-time payment (see Appendix VI). In 2020 payments amounting to 87 million euros were made and in December 2019 the first installment was paid, amounting to 87 million euros (see Note 28). The current value of the debt at December 31, 2020 amounted to 1,196 million euros (1,272 million euros at December 31, 2019), of which 1,089 million euros have a maturity of more than twelve months (1,186 million euros at December 31, 2019).
In addition, "Payables for spectrum acquisition" includes the deferred portion of the payment for acquiring the spectrum use license in Mexico in 2010, for an equivalent of 1 million euros (37 million euros at December 31, 2019, see Notes 2 and 22), and the pending payment portion for spectrum acquisition in Spain in 2020, amounting to 85 million euros (90 million euros at December 31, 2019).

Payments for financed licenses for the years 2020 and 2019 amounted to 147 and 146 million euros, respectively (see Note 28).

“Deferred revenues” include grants amounting to 64 million euros at December 31, 2020 (150 million euros at December 31, 2019).

Note 22. Payables and other current liabilities
The composition of “Payables and other current liabilities” at December 31, 2020 and December 31, 2019 is as follows:

Millions of euros	12/31/2020	12/31/2019
Payables	9,626	13,307
Trade payables	5,913	8,095
Payables to suppliers of property, plant and equipment	2,428	3,019
Payables for spectrum acquisition	178	196
Other payables	881	1,081
Dividends pending payment	215	282
Associates and joint ventures payables (Note 10)	11	634
Other current liabilities	1,286	1,596
Contract liabilities (Note 23)	976	1,283
Deferred revenue	93	120
Advances received	217	193
Total	10,912	14,903
Payables and other current liabilities of Telefónica United Kingdom are registered in "Liabilities associated with non-current assets and disposal groups held for sale" of the statement of financial position at December 31, 2020 (see Notes 2 and 30).

At December 31, 2020, “Payables for spectrum acquisition” included the debt maturing within twelve months corresponding to the spectrum acquisition of Telefónica Germany in 2019 (see Note 21), amounting to 107 million euros (86 million euros at December 31, 2019). In addition, this section includes the deferred portion of the current pending payment for acquiring the spectrum in Mexico in 2010, for an equivalent of 34 million euros (64 million euros at December 31, 2019, see Notes 2 and 21).

“Deferred revenue” include grants amounting to 13 million euros at December 31, 2020 (15 million euros at December 31, 2019).

The composition of current "Other payables" at December 31, 2020 and December 31, 2019 is as follows:

Millions of euros	12/31/2020	12/31/2019
Accrued employee benefits	465	603
Other non-financial non-trade payables	416	478
Total	881	1,081

Information on average payment period to suppliers. Third additional provision, “Information requirement” of Law 15/2010 of July 5.
In accordance with the aforementioned Law, the following information corresponding to the Spanish companies of the Telefónica Group is disclosed:

	2020	2019
Number of days
Weighted average maturity period	53	53
Ratio of payments	55	55
Ratio of outstanding invoices	40	38
Millions of euros
Total payments	7,311	7,337
Outstanding invoices	1,164	1,152
The Telefónica Group’s Spanish companies adapted their internal processes and payment schedules to the provisions of Law 15/2010 (amended by Law 31/2014) and Royal Decree-Law 4/2013, amending Law 3/2004, which establishes measures against late payment in commercial transactions. Engagement conditions with commercial suppliers in 2020 included payment periods of up to 60 days, according to the terms agreed between the parties.
For efficiency purposes and in line with general business practices, Telefónica Group companies in Spain have agreed payment schedules with suppliers, whereby most of the payments are made on set days of each month. Invoices falling due between two payment days are settled on the following payment date in the schedule.
Payments to Spanish suppliers in 2020 surpassing the established legal limit were the result of circumstances or incidents beyond the payment policies, mainly the delay in issuing invoices (legal obligation of the supplier), the closing of agreements with suppliers over the delivery of goods or rendering of services, or occasional processing issues.
The average payment period to suppliers of the Telefónica Group’s companies in Spain in 2020, calculated in accordance with the only additional provision of the Resolution of the Instituto de Contabilidad y Auditoría de Cuentas (Spanish Accounting and Audit Institute) of January 29, 2016, amounted to 53 days (53 days in 2019).

Note 23. Breakdown of contractual assets and liabilities, and capitalized costs
The movement of contractual assets and capitalized costs in 2020 and 2019 is as follows:

Millions of euros	Balance at 12/31/19	Additions	Disposals	Transfers	Translation differences and hyperinflation adjustments	Other movements	Balance at 12/31/20
Long-term contractual assets (Note 12)	138	212	(6)	(196)	(3)	—	145
Contractual assets	144	213	(6)	(202)	(3)	—	146
Impairment losses	(6)	(1)	—	6	—	—	(1)
Short-term contractual assets (Note 14)	351	272	(392)	(103)	(24)	—	104
Contractual assets	381	275	(400)	(116)	(27)	—	113
Impairment losses	(30)	(3)	8	13	3	—	(9)
Total	489	484	(398)	(299)	(27)	—	249

Millions of euros	Balance at 12/31/18	Additions	Disposals	Transfers	Translation differences and hyperinflation adjustments	Other movements	Balance at 12/31/19
Long-term contractual assets (Note 12)	108	204	(7)	(172)	5	—	138
Contractual assets	114	204	(7)	(173)	5	1	144
Impairment losses	(6)	—	—	1	—	(1)	(6)
Short-term contractual assets (Note 14)	341	662	(816)	156	9	(1)	351
Contractual assets	364	677	(824)	157	9	(2)	381
Impairment losses	(23)	(15)	8	(1)	—	1	(30)
Total	449	866	(823)	(16)	14	(1)	489

Once the amounts recognized as contract assets become receivables, which normally occurs when they are invoiced, they are transferred to the "Trade receivables" heading. In this regard, the balance of the contract assets account basically represents amounts not yet due.

The movement of the deferred expenses in 2020 and 2019 is as follows:

Millions of euros	Balance at 12/31/19	Additions	Disposals	Transfers	Translation differences and hyperinflation adjustments	Other movements	Balance at 12/31/20
Non-current capitalized costs (Note 12)	221	446	(2)	(318)	(16)	—	331
Of obtaining a contract	191	369	(2)	(337)	(9)	—	212
Of fulfilling a contract	30	77	—	19	(7)	—	119
Impairment losses	—	—	—	—	—	—	—
Current capitalized costs (Note 14)	625	459	(774)	302	(32)	—	580
Of obtaining a contract	573	361	(652)	210	(23)	—	469
Of fulfilling a contract	52	98	(122)	92	(9)	—	111
Impairment losses	—	—	—	—	—	—	—
Total	846	905	(776)	(16)	(48)	—	911

Millions of euros	Balance at 12/31/18	Additions	Disposals	Transfers	Translation differences and hyperinflation adjustments	Other movements	Balance at 12/31/19
Non-current capitalized costs (Note 12)	191	413	(3)	(381)	—	1	221
Of obtaining a contract	178	368	(3)	(353)	1	—	191
Of fulfilling a contract	13	45	—	(28)	(1)	1	30
Impairment losses	—	—	—	—	—	—	—
Current capitalized costs (Note 14)	566	473	(796)	379	5	(2)	625
Of obtaining a contract	541	428	(752)	351	6	(1)	573
Of fulfilling a contract	25	45	(44)	28	(1)	(1)	52
Impairment losses	—	—	—	—	—	—	—
Total	757	886	(799)	(2)	5	(1)	846

The Group has revisited the allocation to profit or loss period of incremental costs of obtaining a contract with indefinite duration, to match it with the pattern of transfer of goods or services under the contract to which those costs relate. Pursuant to this analysis such costs are recognized as an asset and expensed on a systematic basis, considering the renewals estimated on the basis of the customer churn rate, except in situations in which there are costs on contract renewal that are commensurate with the costs paid on the initial contract. The change in accounting estimate for this type of contract has resulted in the capitalization of costs amounting to 95 million euros in 2020, mainly in Spain, Brazil, Chile, Peru and Colombia. These costs are expensed over a three to five-year term, in line with the average customer life in each segment. The expected allocation to profit or loss of the costs of obtaining these types of contracts capitalized in 2020 is: 7 million euros in 2020, 29 million euros in 2021, 28 million euros in 2022, 19 million euros in 2023 and the remaining amount in 2024 and 2025.
The movement of contractual liabilities of contracts with customers in 2020 and 2019 is as follows:

Millions of euros	Balance at 12/31/19	Additions	Disposals (previous years)	Disposals (current year)	Transfers	Translation differences and hyperinflation adjustments	Other movements	Balance at 12/31/20
Long-term contractual liabilities (Note 21)	851	452	(15)	—	(495)	(31)	—	762
Short-term contractual liabilities (Note 22)	1,283	5,111	(655)	(4,647)	(56)	(60)	—	976
Total	2,134	5,563	(670)	(4,647)	(551)	(91)	—	1,738

Millions of euros	Balance at 12/31/18	Additions	Disposals (previous years)	Disposals (current year)	Transfers	Translation differences and hyperinflation adjustments	Other movements	Balance at 12/31/19
Long-term contractual liabilities (Note 21)	613	409	(3)	(4)	(180)	16	—	851
Short-term contractual liabilities (Note 22)	1,335	7,516	(598)	(7,149)	165	18	(4)	1,283
Total	1,948	7,925	(601)	(7,153)	(15)	34	(4)	2,134
"Transfers" in 2020 includes the reclassification of contractual assets of Telefónica UK amounting to 318 million euros, to "Non-current assets and disposal groups held for sale" of the statements of financial position. Furthermore, "Transfers" in 2020 includes the reclassification of contractual liabilities of Telefónica UK amounting to 529 million euros to "Liabilities associated with non-current assets and disposal groups held for sale" of the statements of financial position (see Note 30).
The maturity schedule of contractual liabilities at December 31, 2020 is as follows:

Millions of euros	2021	2022	2023	Subsequent years	Total
Contractual liabilities, activation fees	62	10	3	3	78
Contractual liabilities, sales of prepay cards	469	—	—	—	469
Contractual liabilities, services	338	155	1	14	508
Contractual liabilities, sales of handsets	20	2	—	—	22
Contractual liabilities, sales of other equipments	2	—	—	5	7
Contractual liabilities, irrevocable rights to use	55	49	46	408	558
Other contractual liabilities	30	46	3	17	96
Maturity of performance obligations	976	262	53	447	1,738

Note 24. Provisions
The amounts of provisions in 2020 and 2019 are as follows:

	12/31/2020			12/31/2019
Millions of euros	Current	Non-current	Total	Current	Non-current	Total
Employee benefits	930	4,960	5,890	1,110	5,789	6,899
Termination plans	306	479	785	486	729	1,215
Post-employment defined benefit plans	8	484	492	11	565	576
Other benefits	616	3,997	4,613	613	4,495	5,108
Dismantling of assets	32	645	677	96	847	943
Other provisions	342	1,552	1,894	466	1,850	2,316
Total	1,304	7,157	8,461	1,672	8,486	10,158

a) Employee benefits
In 2020 the Group recorded a provision of 71 million euros (2,170 million euros in 2019). In 2019, 1,733 million euros corresponded to Teléfonica Spain, mainly relating to the Telefónica de España, S.A.U., Telefónica Móviles España, S.A.U. and Telefónica Soluciones de Informática y Comunicaciones de España, S.A.U. 2019 Individual Suspension Plan described in “Other benefits”. The distribution by segment of the restructuring costs, in terms of their impact on operating income, is as follows:

Millions of euros	2020	2019
Telefónica Spain	(2)	1,733
Telefónica United Kingdom	—	31
Telefónica Germany	37	22
Telefónica Hispam	17	235
Other companies	19	149
Total	71	2,170
Termination plans
The movement in provisions for termination plans in 2020 and 2019 is as follows:

Millions of euros	Total
Provisions for termination plans at 12/31/18	1,246
Additions	452
Retirements/amount applied	(496)
Translation differences, hyperinflation adjustments and accretion	11
Other	2
Provisions for termination plans at 12/31/19	1,215
Additions	73
Retirements/amount applied	(456)
Transfers	(14)
Translation differences, hyperinflation adjustments and accretion	(33)
Provisions for termination plans at 12/31/20	785

Telefónica Spain
The 2011-2013 labor force reduction plan in Telefónica de España, concluded with 6,830 participating employees and the provisions recorded at December 31, 2020 and 2019 amounted to 312 million euros and 528 million euros, respectively. The amount for this provision classified as current totaled 166 million euros at December 31, 2020.

The companies bound by these commitments calculated provisions required at 2020 year-end using the biometric table PERM2020 published in the resolution of December 17, 2020 combined with the invalidity table published in the ministerial order of 1977 (at 2019 year-end using tables PERM/F- 2000C combined with the invalidity table published in the ministerial order of 1977) and a high quality credit market based interest rate.
The discount rate used for the termination plans of Telefónica Spain at December 31, 2020 was -0.02% with an average plan length of 1.17 years.
Post-employment defined benefit plans
The Group has a number of defined benefit plans in the countries where it operates. The following tables present the main data of these plans:

12/31/2020
Millions of euros	United Kingdom	Germany	Brazil	Hispam	Others	Total
Obligation	—	350	643	74	19	1,086
Assets	—	(95)	(693)	—	(13)	(801)
Net provision before asset ceiling	—	255	(50)	74	6	285
Asset ceiling	—	—	173	—	—	173
Total	—	255	123	74	6	458
Net provision	—	262	149	74	7	492
Net assets	—	7	26	—	1	34

12/31/2019
Millions of euros	United Kingdom	Germany	Brazil	Hispam	Others	Total
Obligation	1,858	304	982	78	17	3,239
Assets	(1,839)	(93)	(1,038)	—	(12)	(2,982)
Net provision before asset ceiling	19	211	(56)	78	5	257
Asset ceiling	—	—	262	—	—	262
Total	19	211	206	78	5	519
Net provision	19	218	255	78	6	576
Net assets	—	7	49	—	1	57

The movement in the present value of obligations in 2020 and 2019 is as follows:

Millions of euros	United Kingdom	Germany	Brazil	Hispam	Other	Total
Present value of obligation at 12/31/2018	1,548	239	749	74	18	2,628
Translation differences	86	—	(21)	(1)	—	64
Current service cost	—	11	4	(2)	1	14
Interest cost	44	5	67	11	—	127
Actuarial losses and gains	226	53	233	4	(1)	515
Benefits paid	(46)	(4)	(50)	(4)	(1)	(105)
Plan curtailments	—	—	—	1	—	1
Other movements	—	—	—	(5)	—	(5)
Present value of obligation at 12/31/2019	1,858	304	982	78	17	3,239
Translation differences	(38)	—	(280)	(12)	(1)	(331)
Current service cost	—	10	5	4	1	20
Interest cost	—	3	55	4	—	62
Actuarial losses and gains	—	37	(81)	4	—	(40)
Benefits paid	—	(4)	(38)	(3)	(1)	(46)
Transfers	(1,820)	—	—	—	—	(1,820)
Other movements	—	—	—	(1)	3	2
Present value of obligation at 12/31/2020	—	350	643	74	19	1,086
Movements in the fair value of plan assets in 2020 and 2019 are as follows:

Millions of euros	United Kingdom	Germany	Brazil	Other	Total
Fair value of plan assets at 12/31/2018	1,570	90	848	12	2,520
Translation differences	86	—	(22)	—	64
Interest income	46	2	76	—	124
Actuarial losses and gains	157	2	181	—	340
Company contributions	27	—	—	—	27
Participants contributions	—	3	—	—	3
Benefits paid	(46)	(2)	(44)	—	(92)
Other movements	(1)	(2)	(1)	—	(4)
Fair value of plan assets at 12/31/2019	1,839	93	1,038	12	2,982
Translation differences	(36)	—	(297)	(1)	(334)
Interest income	—	1	57	—	58
Actuarial losses and gains	—	1	(57)	—	(56)
Company contributions	—	2	—	—	2
Benefits paid	—	(2)	(36)	—	(38)
Transfers	(1,803)	—	—	2	(1,801)
Other movements	—	—	(12)	—	(12)
Fair value of plan assets at 12/31/2020	—	95	693	13	801

Telefónica United Kingdom Pension Plan
Transfers of 2020 includes the reclassification of Post-employment defined benefit plans of Telefónica United Kingdom to "Liabilities associated with non-current assets and disposal groups held for sale" of the statements of financial position (see Note 30).
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
The number of beneficiaries of these plans at December 31, 2020 and 2019 were 4,397 and 4,422, respectively. At December 31, 2020, the weighted average duration of the plan was 22 years.
The following tables present the main data of this plan at December 31, 2020:

Millions of euros
Obligation	1,979
Assets	(2,019)
Total	(40)
Net provision	4
Net assets	44
The movement in the present value of obligations in 2020 is as follows:

Millions of euros
Present value of obligation at 12/31/2019	1,858
Translation differences	(101)
Interest cost	36
Actuarial losses and gains	234
Benefits paid	(48)
Present value of obligation at 12/31/2020	1,979
Movements in the fair value of plan assets in 2020 are as follows:

Millions of euros
Fair value of plan assets at 12/31/2019	1,839
Translation differences	(99)
Interest income	36
Company contributions	90
Benefits paid	(48)
Actuarial losses and gains	203
Other movements	(2)
Fair value of plan assets at 12/31/2020	2,019

The main actuarial assumptions used in valuing the plan are as follows:

	12/31/2020	12/31/2019
Nominal rate of pension payment increase	2.75%	2.90%
Discount rate	1.35%	2.05%
Expected inflation	2.80%	2.95%
Mortality tables	95% S2NMA/S2NFA	95% S2NA,
	CMI 2019 1% 7 and a initial addition of 0.25%	CMI 2018 1% 7 and a initial addition of 0.25%

Fair value of Plan assets is as follows:

Millions of euros	12/31/2020	12/31/2019
Credit instruments	1,876	1,710
Cash equivalents	143	129
Total	2,019	1,839
So long as other assumptions remained constant, at December 31, 2020, reasonably possible changes to one of the following actuarial assumptions would have affected the defined benefit obligation by the amounts shown below:

Millions of euros	Increase in defined benefit obligation
Discount rate (0.25% decrease)	116
Expected inflation (0.25% increase)	111
Life expectancy (1 year longer)	71
Telefónica Brazil pension plans
Telefónica Brazil sponsors the following post-employment benefit plans:

Plans	Management entity	Sponsor
Health plans
Plano de Assistência Médica ao Aposentado y Programa de Coberturas Especiais (PAMA/PCE)	Fundação Sistel de Seguridade Social	Telefônica Brasil, jointly and severally with other companies resulting from the privatization of Telebrás (Telecomunicações Brasileiras, S.A.)
Assistencia médica – Lei 9.656/98	Telefônica Brasil	Telefônica Brasil, Terra Networks, TGLog and TIS
Pension plans
PBS Assistidos (PBS-A)	Fundação Sistel de Seguridade Social	Telefônica Brasil, jointly and severally with other companies resulting from the privatization of Telebrás (Telecomunicações Brasileiras, S.A.)
CTB	Telefônica Brasil	Telefônica Brasil
Telefônica BD	Visão Prev	Telefônica Brasil
Planes VISAO	Visão Prev	Telefônica Brasil, Terra Networks, TGLog and TIS

In 2019 Sistel approved the distribution of part of the surplus of the PBS-A plan, with reversal of values to sponsors and improvement of benefits to those assisted. The participation corresponding to the Company amounted to 48 million euros, with a balancing entry in Other comprehensive income. The distribution is expected in the form of 36 monthly payments, the first received in December 2019. Even considering this distribution, PBS-A still has assets in excess of actuarial obligations as of December 31, 2020 and 2019.
The main actuarial assumptions used in valuing these plans are as follows:

	12/31/2020	12/31/2019
Discount rate	6.37% - 7.88%	6.65% - 7.54%
Nominal rate of salary increase	4.58% - 6.35%	5.47%
Long-term inflation rate	3.50%	3.80%
Growth rate for medical costs	6.61%	6.91%
Mortality tables	AT 2000 M/F	AT 2000 M/F
The discount rate and growth rate for medical costs are considered to be the most significant actuarial assumptions with a reasonable possibility of fluctuations depending on demographic and economic changes and may significantly change the amount of the post-employment benefit obligation. The sensitivity to changes in these assumptions is shown below:

	Present value of the discounted obligation at the current discount rate	Present value of the obligation by increasing the discount rate by 0.5%	Present value of the obligation by reducing the discount rate by 0.5%
Pension plans	351	338	366
Health plans	292	271	316
Total obligation	643	609	682

	Present value of the obligation at the current growth rate for medical costs	Present value of the obligation by increasing the rate by 1%	Present value of the obligation by reducing the rate by 1%
Pension plans	351	351	351
Health plans	292	341	253
Total obligation	643	692	604
Other employee benefits
Telefónica de España, Telefónica Móviles España and Telefónica Soluciones Individual Suspension Plan
In 2015 Telefónica de España, S.A.U., Telefónica Móviles España, S.A.U. and Telefónica Soluciones de Informática y Comunicaciones de España, S.A.U. signed the first Collective Bargaining Agreement of Related Companies (CEV), wholly backed by the largest labor unions. This agreement considered elements that included a plan of measures for individual suspension of the employment relationship in 2016 and 2017, applying principles of voluntariness, universality, non-discrimination and social responsibility. In December 2016, the Collective Bargaining Agreement of Related Companies was extended until 2018 by virtue of the provisions thereof. Additionally, in September 2019 Telefónica España signed the second Collective Agreement of Related Companies that includes, among other aspects, an "Individual Suspension Plan" that is completely voluntary for the year 2019, with the same conditions as the previous one.
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
At the end of each period, the current value of the forecast payment flows to meet the commitments of this program (applying certain hypotheses regarding estimated number of accessions and future reintegration ratio) is recognized. Al 2020 year-end, this figure was calculated using the biometric table PERM2020 published in the resolution of December 17, 2020 combined with the invalidity table published in the ministerial order of 1977 (at 2019 year-end, using tables PERM/F- 2000C combined with the invalidity table published in the ministerial order of 1977) and a high quality credit market based interest rate.
The provision at December 31, 2020 amounted to 4,479 million euros (4,961 million euros at December 31, 2019).

The discount rate used for these provisions at December 31, 2020 was 0.08% with an average plan length of 4.29 years.
Sensitivity of the valuation
The table below shows the sensitivity of the value of termination, post-employment and other obligations, including the Individual Suspension Plan of Telefónica Group companies in Spain to changes in the discount rate:

-100 b.p.		+100 b.p.
Impact on value	Impact on income statement	Impact on value	Impact on income statement
(205)	(205)	191	191
A 100 b.p. increase in the discount rate would reduce the value of the liabilities by 191 million euros and have a positive impact on the income statement of 191 million euros before tax. On the other hand, a 100 b.p. decrease in the discount rate would increase the value of the liabilities by 205 million euros and have a negative impact on the income statement of 205 million euros before tax.
The Telefónica Group actively manages this position and has arranged a derivatives portfolio to significantly reduce the impact of changes in the discount rate (see Note 19).
b) Provisions for dismantling of assets
The movement of provision for dismantling of assets in 2020 and 2019 is as follows:

Millions of euros
Dismantling of assets at December 31, 2018	909
Additions and accretion	178
Retirements/amount applied	(97)
Translation differences and other	(47)
Dismantling of assets at December 31, 2019	943
Additions and accretion	213
Retirements/amount applied	(116)
Transfers	(296)
Translation differences and other	(67)
Dismantling of assets at December 31, 2020	677
Transfers of 2020 includes the reclassification of provisions for dismantling of assets of Telefónica United Kingdom, amounting to 89 million euros, and the telecommunications towers division of Telxius, amounting to 212 million euros to "Liabilities associated with non-current assets and disposal groups held for sale" of the statements of financial position (see Note 30).
The detail by segments of provision for dismantling of assets in 2020 and 2019 is as follows:

Millions of euros	12/31/2020	12/31/2019
Telefónica Spain	6	6
Telefónica Germany	503	421
Telefónica Brazil	64	141
Telefónica United Kingdom	—	89
Telefónica Hispam	99	120
Telxius Group	—	164
Other companies	5	2
Total	677	943
c) Other provisions
The movement in “Other provisions” in 2020 and 2019 is as follows:

Millions of euros
Other provisions at December 31, 2018	3,138
Reclassification entry into force IFRIC 23	(856)
Additions and accretion	946
Retirements/amount applied	(841)
Transfers	19
Translation differences and other	(90)
Other provisions at December 31, 2019	2,316
Additions and accretion	568
Retirements/amount applied	(500)
Transfers	(62)
Translation differences and other	(428)
Other provisions at December 31, 2020	1,894

Transfers of 2020 includes the reclassification of other provisions of Telefónica United Kingdom amounting to 74 million euros to "Liabilities associated with non-current assets and disposal groups held for sale" of the statements of financial position (see Note 30).
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
The balance of these provisions at December 31, 2020 and December 31, 2019 is shown in the following table:

Millions of euros	12/31/2020	12/31/2019
Tax proceedings	282	348
Regulatory proceedings	189	253
Labor claims	78	121
Civil proceedings	137	176
Total	686	898
Additionally, Telefónica Brazil recognized contingent liabilities according to IFRS 3 generated on acquisition of the controlling interest of Vivo Participaçoes in 2011 and GVT in 2015. These contingent liabilities amounted to 129 million euros at December 31, 2020 (184 million euros at December 31, 2019).
The detail of provisions for tax proceedings by nature of risk is as follows:

Millions of euros	12/31/2020	12/31/2019
Federal taxes	98	127
State taxes	98	103
Municipal taxes	6	8
FUST	80	110
Total	282	348

The breakdown of changes in provisions for tax proceedings in 2020 and 2019 is as follows:

Millions of euros
Balance at 12/31/2018	440
Reclassification entry into force IFRIC 23	(16)
Movements with a counterparty in the income statement	7
Write-offs due to payment	(83)
Monetary updating	6
Translation differences	(6)
Balance at 12/31/2019	348
Movements with a counterparty in the income statement	21
Write-offs due to payment	(4)
Monetary updating	22
Translation differences	(105)
Balance at 12/31/2020	282
Group management and legal counsel understand that losses are possible from tax contingencies in federal, state, municipal and other taxes for an aggregated amount of 4,606 million euros as of December 31, 2020 (5,768 million euros as of December 31, 2019). After the application of the interpretation IFRIC 23, the aggregated amount as of December 31, 2020 and 2019 does not include the possible contingencies from income tax proceedings (federal tax), which are described in Note 25.
Noteworthy state tax-related contingencies include the "ICMS" tax (see Note 25). Moreover, Telefónica Brazil presently has different open proceedings regarding the Fundo de Universalização de Serviços de Telecomunicações (FUST, refer to Note 29).
With regard to regulatory proceedings, Telefónica Brazil is party to administrative proceedings against Agencia Nacional de Telecomunicações (ANATEL) based on an alleged failure to meet sector regulations and judicial proceedings to contest sanctions applied by ANATEL at the administrative level. At December 31, 2020, consolidated provisions totaled 189 million euros (253 million euros at December 31, 2019). In addition, Group management and legal counsel understand that losses are possible from regulatory contingencies amounting to 881 million euros at December 31, 2020 (1,247 million euros at December 31, 2019), including the sanction for breaches of the Fixed Telephony Regulation (see Note 29.a).
In addition, Group management and legal counsel understand that losses are possible from civil proceedings, amounting to 529 million euros at December 31, 2020 (772 million euros at December 31, 2019).
In some situations, in connection with a legal requirement or presentation of guarantees, judicial deposits are made to secure the continuance of the claims under discussion. The judicial deposits by nature of risk at December 31, 2020 and December 31, 2019 are as follows:

Millions of euros	12/31/2020	12/31/2019
Tax proceedings	228	443
Labor claims	38	70
Civil proceedings	149	232
Regulatory proceedings	42	58
Garnishments	5	8
Total	462	811
Current (see Note 15)	28	61
Non-current (see Note 12)	434	750

Telefónica del Perú

In 2015, the Group established a provision of 1,521 million Peruvian soles (approximately 431 million euros) in relation to tax claims involving Telefónica Peru (see Note 25). At December 31, 2018 this provision amounted to 439 million euros. At January 1, 2019, this amount was reclassified to "Taxes payable" of the statement of financial position (see Note 25), due to the application of the Interpretation IFRIC 23.
Telefónica, S.A.
The provision of the goodwill amortized for tax purposes amounted to 283 million euros at December 31, 2018 (see Note 25). At January 1, 2019, this amount was reclassified to "Deferred tax liabilities" of the statement of financial position (see Note 25), due to the application of the Interpretation IFRIC 23.
Note 25. Tax matters

Pursuant to a Ministerial Order dated December 27, 1989, Telefónica, S.A. files consolidated tax returns in Spain for certain Group companies. The consolidated tax group comprised 44 companies at December 31, 2020 (42 companies at December 31, 2019).
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
Deferred taxes movement
The movements in deferred taxes in the Telefónica Group in 2020 and 2019 are as follows:

Millions of euros	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2019	6,682	2,908
Additions	846	600
Disposals	(687)	(272)
Transfers	(230)	(257)
Translation differences and hyperinflation adjustments	(211)	(344)
Company movements and others	16	(15)
Balance at December 31, 2020	6,416	2,620

Millions of euros	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2018	7,631	2,674
Reclassification entry into force IFRIC 23	—	313
Additions	1,070	586
Disposals	(1,123)	(323)
Transfers	(882)	(250)
Translation differences and hyperinflation adjustments	(33)	(87)
Company movements and others	19	(5)
Balance at December 31, 2019	6,682	2,908

Main changes registered in 2020
The Group assesses the recoverability of deferred tax assets based on the future activities carried out by the different companies, on tax regulations in the different countries in which these companies operate, and on the strategic decisions affecting the companies. Due to the COVID-19 crisis (see Note 2), at December 31, 2020 the hypothesis assumed and the estimation of recoverability of deferred tax assets were revalued, taking into account the latest regulatory changes. As a result, the Group derecognized deferred tax assets for loss carryforwards with a counterparty in Corporate income tax amounting to 101 million euros, corresponding to the tax group in Spain.

Telefónica Brazil recognized deferred tax liabilities amounting to 231 million euros, mainly related to the tax amortization of goodwill.
Telefónica Germany recognized tax credits for loss carryforwards generated in previous years amounting to 159 million euros. Furthermore, Telefónica Germany recognized deferred tax liabilities amounting to 64 million euros.
The additions of deferred tax assets included tax credits recognized for 24 million euros by the German company Group 3G UMTS Holding GmbH. Furthermore, this company applied tax loss carryforwards in 2020 amounting to 64 million euros.
In 2020 the additions of deferred tax assets recognized for 30 million euros were the result of the provisions recognized during the year in relation to the various workforce restructuring plans and other obligations with employees of the companies included in the group in Spain (see Note 24). Likewise, disposals of deferred tax assets in 2020 included the impact of the materialization of these provisions, amounting to 217 million euros.

In 2020, additions of tax credits from deductions amounting to 103 million euros and disposals of 145 million euros were recognized for the tax group in Spain.
In compliance with the sixteenth transitional provision of amended Royal Decree-Law, which requires the inclusion of one-fifth of the investment portfolio impairment losses which had been deductible in the tax base before January 1, 2013, the Group reclassified 204 million euros of deferred tax liabilities in order to recognize a higher tax payable to the Spanish tax authorities.
Additions of deferred tax assets amounting to 184 million euros were recognized, with a counterparty in Corporate income tax, corresponding to deductible temporary differences of assets of Telxius Towers Germany. As described below, at December 31, 2020, these deferred tax assets were reclassified as "Non-current assets and disposal groups held for sale".
Telxius Telecom, S.A. signed an agreement with American Tower Corporation for the sale of its telecommunications towers divisions in Europe (Spain and Germany) and in Latin America (see Note 2). “Transfers” in 2020 includes the reclassification of deferred tax assets corresponding to the towers divisions of Telxius Group amounting to 250 million euros, to "Non-current assets and disposal groups held for sale" of the statements of financial position.
On May 7, 2020, Telefónica reached an agreement with Liberty Global plc to combine into a 50:50 joint venture their operating businesses in the United Kingdom (see Note 2). “Transfers” in 2020 includes the reclassification of deferred tax liabilities corresponding to Telefónica United Kingdom amounting to 65 million euros, to “Liabilities associated with non-current assets and disposal groups held for sale” of the statements of financial position (see Note 30).
As a result of the impairment of goodwill and other assets of Telefónica Argentina, there was a partial reversal of deferred tax liabilities associated with the hyperinflation adjustment in Argentina, amounting to 94 million euros (see Note 7).
In 2020 the provision registered in relation to tax-amortized goodwill, mainly by the purchase of Vivo (see "Tax deductibility of financial goodwill in Spain" below in this note) amounted to 68 million euros.
The movements relating to deferred taxes recognized directly in equity in 2020 amounted to 116 million euros of additions (net position of higher deferred tax assets) and 90 million euros of disposals (net position of higher deferred tax liabilities).
Likewise, the amount of recognized deferred tax liabilities associated with investments in subsidiaries amounted to 221 million euros as of December 31, 2020 (157 million euros as of December 31, 2019). The amount of unrecognized deferred tax liabilities associated with investments in subsidiaries amounted to 230 million euros as of December 31, 2020 (285 million euros as of December 31, 2019).
Main changes registered in 2019
Telefónica Mexico reversed deferred tax assets with a counterparty in Corporate income tax, amounting to 454 million euros, due to the estimations about the time horizon in which the Group expects to recover the assets.
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
In 2019, additions of tax credits from deductions were recognized in Spain, in the amount of 95 million euros.
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
At January 1, 2019, 313 million euros were reclassified to "Deferred tax liabilities" of the statement of financial position, due to the application of the IFRIC 23 (see Note 24), mainly corresponding to the balance at January 1, 2019 of the provision in relation to tax-amortized goodwill by the purchase of Vivo (see "Tax deductibility of financial goodwill in Spain" below in this note). The provision registered in addition at 2019 were 69 million euros.
The movements relating to deferred taxes recognized directly in equity in 2019 amounted to 2 million euros of additions (net position of higher deferred tax liabilities) and 12 million euros of disposals (net position of higher deferred tax liabilities).
Likewise, the amount of recognized deferred tax liabilities associated with investments in subsidiaries amounted to 157 million euros as of December 31, 2019 (307 million euros as of December 31, 2018). The amount of unrecognized deferred tax liabilities associated with investments in subsidiaries amounted to 285 million euros as of December 31, 2019 (129 million euros as of December 31, 2018).
Expected realization of deferred tax assets and liabilities
The Group assesses the recoverability of deferred tax assets based on the future activities carried out by the different companies, on tax regulations in the different countries in which these companies operate, and on the strategic decisions affecting the companies. Under the assumptions made, the estimated realization of deferred tax assets and liabilities recognized in the consolidated statement of financial position in 2020 and 2019 is as follows:

Millions of euros
12/31/2020	Total	Less than 1 year	More than 1 year
Deferred tax assets	6,416	944	5,472
Deferred tax liabilities	2,620	(173)	2,793

Millions of euros
12/31/2019	Total	Less than 1 year	More than 1 year
Deferred tax assets	6,682	747	5,935
Deferred tax liabilities	2,908	(17)	2,925

Deferred tax assets less than one year mainly come from the Tax Group in Spain (718 million euros in 2020 and 525 million euros in 2019).

Deferred tax assets
Deferred tax assets in the accompanying consolidated statements of financial position include the tax loss carryforwards, unused tax credits recognized and deductible temporary differences recognized at the end of the reporting period.

Millions of euros	12/31/2020	12/31/2019
Tax credits for loss carryforwards	2,741	2,884
Unused tax deductions	1,448	1,459
Deferred tax assets for temporary differences	2,227	2,339
Total deferred tax assets	6,416	6,682
Tax credits for loss carryforwards
The movements in Tax credits for loss carryforwards in the Telefónica Group in 2020 and 2019 are as follows:

Location of the company (Millions of euros)	Balance at 12/31/2019	Additions	Reversals	Perimeter changes	Translation differences and other	Balance at 12/31/2020
Spain	1,420	3	(140)	—	—	1,283
Germany	695	183	(64)	—	(1)	813
Latin America	769	21	(14)	—	(131)	645
Other countries	—	—	—	—	—	—
Total tax credits for loss carryforwards	2,884	207	(218)	—	(132)	2,741

Location of the company (Millions of euros)	Balance at 12/31/2018	Additions	Reversals	Perimeter changes	Translation differences and other	Balance at 12/31/2019
Spain	2,272	—	(16)	—	(836)	1,420
Germany	580	192	(77)	—	—	695
Latin America	976	25	(202)	—	(30)	769
Other countries	—	—	—	—	—	—
Total tax credits for loss carryforwards	3,828	217	(295)	—	(866)	2,884

The Spanish tax group considers that unused tax loss carryforwards in Spain, taking into account tax litigation in which the group is involved, amount to 6,803 million euros at December 31, 2020:

Millions of euros	Total	Less than 1 year	More than 1 year
Tax loss carryforwards generated in the tax group	4,602	645	3,957
Tax loss carryforwards generated before consolidation in the tax group	2,201	—	2,201

Total tax credits for loss carryforwards in Spain in the statement of financial position at December 31, 2020 amounted to 1,283 million euros (1,420 million euros at December 31, 2019). Total unrecognized tax credits for loss carryforwards of the Spanish tax group amounted to 422 million euros. These tax credits do not expire.
The Group companies in Germany have recognized 813 million euros of tax credits for loss carryforwards at December 31, 2020. Total unrecognized tax credits for loss carryforwards of these companies amount to 6,175 million euros. These tax credits do not expire.

Recognized tax credits in the consolidated statement of financial position arising from the Latin American subsidiaries at December 31, 2020 amounted to 645 million euros. Total unrecognized tax credits for tax loss carryforwards in Latin America amounted to 824 million euros.
Deductions
The Group has recognized 1,448 million euros of tax credits from deductions at December 31, 2020, in Spain, generated primarily from export activity, R+D+i, double taxation and donations to non-profit organizations.
In 2020, tax credits from deductions generated in the year were recognized for 103 million euros. In 2019, tax credits from deductions of 95 million euros were reversed in Spain, as a consequence of the review in the expected schedule of realization of deferred tax assets and liabilities.
Temporary differences
The sources of deferred tax assets and liabilities from temporary differences recognized at December 31, 2020 and 2019 are as follows:

Millions of euros	12/31/2020	12/31/2019
Goodwill and intangible assets	208	323
Property, plant and equipment	421	520
Personnel commitments	1,493	1,730
Provisions	693	832
Investments in subsidiaries, associates and other shareholdings	6	6
Inventories and receivables	288	273
Rights of use	29	15
Lease liabilities	909	796
Other concepts	483	615
Total deferred tax assets for temporary differences	4,530	5,110
Deferred tax assets and liabilities offset	(2,303)	(2,771)
Total deferred tax assets for temporary differences registered in the statement of financial position	2,227	2,339

Millions of euros	12/31/2020	12/31/2019
Goodwill and intangible assets	1,678	2,115
Property, plant and equipment	1,028	1,203
Personnel commitments	12	7
Provisions	514	385
Investments in subsidiaries, associates and other shareholdings	268	414
Inventories and receivables	12	197
Rights of use	918	800
Other concepts	493	558
Total deferred tax liabilities for temporary differences	4,923	5,679
Deferred tax assets and liabilities offset	(2,303)	(2,771)
Total deferred tax liabilities for temporary differences registered in the statement of financial position	2,620	2,908

Deferred tax assets and liabilities are offset if a legally enforceable right exists to offset current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.
The heading "Other concepts” includes, among others, the difference between the accounting and tax values created by the value of financial derivatives at year end (see Note 19).

Tax payables and receivables
Current tax payables and receivables at December 31, 2020 and 2019 are as follows:

Millions of euros	Balance at 12/31/2020	Balance at 12/31/2019
Tax payables
Tax withholdings	105	161
Indirect taxes	380	817
Social security	118	137
Current income taxes payable	813	1,073
Other	316	372
Total	1,732	2,560

Millions of euros	Balance at 12/31/2020	Balance at 12/31/2019
Tax receivables
Indirect taxes	484	941
Current income taxes receivable	334	507
Other	84	113
Total	902	1,561
Tax payables of Telefónica United Kingdom are registered in "Liabilities associated with non-current assets and disposal groups held for sale" of the statement of financial position at December 31, 2020 (see Notes 2 and 30).
Tax receivables for indirect taxes at December 31, 2020 does not include any balance to be offset by refunded payments by PIS/COFINS payments described in Note 12 (452 million euros at December 31, 2019).

Reconciliation of book profit before taxes to taxable income
The reconciliation between book profit before tax and the income tax expense from continuing operations for 2020, 2019 and 2018 is as follows:

Millions of euros	2020	2019	2018
Accounting profit before tax	2,583	2,718	5,571
Tax expense at prevailing statutory rate	532	722	1,544
Permanent differences	289	(223)	133
Changes in deferred tax charge due to changes in tax rates	14	8	6
(Capitalization)/reversal of tax deduction and tax relief	(103)	(44)	371
(Capitalization)/reversal of loss carryforwards	(88)	118	(1,067)
Increase/(decrease) in tax expense arising from temporary differences	(8)	484	569
Other concepts	(10)	(11)	65
Corporate income tax	626	1,054	1,621
Breakdown of current/deferred tax expense
Current tax expense	462	1,108	1,122
Deferred tax expense/(benefit)	164	(54)	499
Total Corporate income tax	626	1,054	1,621
"Permanent differences" in 2020 includes the effect of the non-deductible charge for the impairment losses on goodwill and other assets of Telefónica Argentina (see Note 7).
"(Capitalization)/reversal of loss carryforwards" in 2020 includes the recognition of tax credits in Telefónica Germany and Group 3G UMTS amounting to 159 million euros and 24 million euros, respectively, partially compensated by the reversal of the tax group in Spain amounting to 101 million euros.

"Increase/(decrease) in tax expense arising from temporary differences" in 2020 mainly includes the recognition of deferred tax assets amounting to 184 million euros corresponding to deductible temporary differences of assets of Telxius Towers Germany, partially compensated by the effect of deductible temporary differences not recognized in Telefónica México, amounting to 152 million euros.
The reversed deferred tax assets with a counterparty in Corporate income tax of Telefónica Mexico, referred to in the section “Main changes registered in 2019” of the deferred tax movement, were reflected in the headings “(Capitalization)/reversal of loss carryforwards” amounting to 183 million euros and “(Increase)/decrease in tax expense arising from temporary differences” amounting to 271 million euros.
The heading “Other concepts” at 2019, included a lower expense for income tax amounting to 201 million euros related to the indemnity associated with the resolution Tribunal Económico-Administrativo Central (see section “Inspections of the tax group in Spain” later in this Note). Moreover, it included an expense amounting to 154 of Telefónica Peru (see section “Tax litigation in Telefónica del Perú” later in this note).
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
The Telefónica Group, under this regulation, has been amortizing for tax purposes the financial goodwill from its investments, both direct and indirect, in O2, BellSouth and ColTel (prior to December 21, 2007) and Vivo (acquired in 2010). The positive accumulated effect of the corresponding settlements of corporate income tax from 2004 to the closing of December 31, 2020, was 1,716 million euros.
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
As of the date of this Annual Report, the three decisions continue to be subject to a final ruling. The first two were initially annulled by two judgments of the General Court of the European Union, which were appealed by the EC in the Court of Justice of the European Union and sent again to the General Court in December 2016, which ruled on November 15, 2018, confirming the applicability of the principle of legitimate expectations, but considered the "goodwill amortization" as state aid not compatible with the common market. The third decision remains pending a judgment from the court of first instance.
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
Notwithstanding the fact that the company understands that the principle of legitimate expectations in relation to this tax incentive applies, in relation to tax-amortized goodwill through the purchase of some companies for which the applicability of the legitimate expectations principle is questioned, mainly VIVO, the Group has decided to continue provisioning the amount of the goodwill amortized for tax purposes, which amounted to 420 million euros as of December 31, 2020 (352 million euros as of December 31, 2019).
Inspections of the tax group in Spain
In July 2019, new inspection proceedings were initiated for several of the companies belonging to Tax Group 24/90, of which Telefónica, S.A. is the dominant company. The concepts and periods being audited are: Corporate Income Tax for the years 2014 to 2017 and Value Added Tax, Withholdings income Tax for the second half of 2015 and from 2016 to 2018.
Though the maximum duration for the tax inspection procedures is 27 months and due to the official publication of the Royal Decree 3/2020 of March 17 as result of COVID-19, the regular procedures were suspended between March 14 and June 1, 2020, implying the extension of the deadline towards December 2021.

In relation to the inspection proceeding of Corporate Income Tax for years 2008 to 2011, on January 23, 2019 Telefónica was notified of a resolution issued by the Spanish Central Economic-Administrative Tax Court (Tribunal Económico-Administrativo Central) which partially upheld the claims brought by Telefónica against the assessments relating to the 2008-2011 Corporate Income Tax Audit.

On March 15, 2019, Telefónica announced that it had been notified of an Execution Notice issued by the Agencia Estatal de Administración Tributaria in connection with the Spanish Central Economic-Administrative Tax Court resolution (which had partially upheld the claims filed by Telefónica against the assessments pertaining to the 2008-2011 Corporate Income Tax Audit). Said Execution Notice ordered a 702 million euros refund to Telefónica, pertaining to overpayments made in those tax years, which was paid to Telefónica at that date. Telefónica filed an appeal with the Central Economic-Administrative Tax Court against the Execution Notice. Such appeal was resolved favorably to Telefónica's interests on June 13, 2019, resulting in a new refund of 201 million euros related to compensating interest which was recorded as Corporate income tax in the 2019 income statement. Telefónica received this payment in July 2019.

In relation to the inspection proceedings of Corporate Tax for the years 2005 to 2007 and 2008 to 2011, which ended in 2012 and 2015, respectively, Telefónica continues to dispute the criteria used for the accounting of Net Operating Losses and deductions. The case is pending before the National Audience.

As a result of the ongoing inspection process and the pending tax years to be inspected, it is not considered that there is a need to recognize additional liabilities in the consolidated financial statements.
Tax litigation in Telefónica Brazil
State taxes
The Telefónica Group is involved in a range of tax litigation in Brazil over direct and indirect taxes (including those relating to GVT). This includes a number of appeals relating to ICMS tax (a tax similar to VAT, levied on telecommunications services). There is a dispute with the Brazilian tax authorities over which services should be subject to this tax.
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
All related procedures are being contested in all instances (administrative and court proceedings). The aggregate amount of the relevant proceedings, updated to take into account interest, fines and other items, is approximately 17,446 million Brazilian reais (approximately 2,736 million euros at the exchange rate of December 31, 2020, see Note 24), 15,460 million Brazilian reais on December 31, 2019 (approximately 3,416 million euros at the exchange rate on that date). Telefónica Brazil has obtained independent expert reports supporting its position, i.e. that the aforesaid services are not subject to ICMS.

Federal taxes
In addition, there are possible contingencies in relation to the income tax federal taxes for the total amount of 16,873 million Brazilian reais as of December 31, 2020 (approximately 2,647 million euros at the exchange rate on that date), 9,895 million Brazilian reais as of December 31, 2019 (approximately 2,186 million euros at the exchange rate on that date), mainly related to the tax amortization in Brazil in the years 2011 to 2017 of the goodwill originated in the acquisitions of Vivo and GVT and their subsequent merger with Telefónica Brasil. These proceedings are at the administrative and judicial stage and no provisions have been made since the potential risk associated with them has been classified as "not probable" and Telefónica Brazil has received independent expert reports that support this view.
There are other probable contingencies in relation to the income tax federal taxes for the total amount of 96 million Brazilian reais as of December 31, 2020 (approximately 15 million euros at the exchange rate on that date), 87 million Brazilian reais as of December 31, 2019 (approximately 14 million euros at the exchange rate on that date). The Company has recognized a provision for this amount.
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
With regard to these tax matters, in July 2019 Telefónica del Perú received notification of two rulings of the Supreme Court on the contentious administrative appeals of the 2000 and 2001 financial years. These rulings do not definitively resolve some of the main issues that both litigations deal with when partial nullity of the previous rulings is declared, and therefore the issues must be returned back to the Superior Court, lower instance, to be judged again.
However, to the extent that there have been some adjustments over which the judgments are pronounced (positively for the company in relation to the deductibility of the rental of public spaces and negative in the case of the deductibility of certain financial charges), the company recorded in its financial statements of 2019 an additional provision of 580 million Peruvian nuevo sol (approximately 154 million euros at the exchange rate as of December 31, 2019).
In addition, in January 2020 Telefónica del Perú received a notification of the Supreme Court ruling regarding insolvency provisions, annulling, as for the year 1998, the ruling of the court of second instance for 2000-2001 and returning the case to the court of first instance which declared the appeal unfounded. However, Telefónica del Perú has filed a cassation appeal against said judgment.
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
Given the sentences and rulings handed down in June and August 2015, the Group recognized a provision in the 2015 consolidated financial statements, provision that at December 31, 2020 reached, including interest accrued and the additional provision recognized in 2019, a total amount of 2,407 million Peruvian soles (approximately 542 million euros at the exchange rate of December 31, 2020). See Note 24.
On February 23, 2021, Telefónica del Perú has been electronically notified of the Constitutional Court's Ruling in relation to the second of the judicial appeals filed against the aforementioned late payment interest applicable in the administrative process. The Ruling considers that the calculation of late payment interest in the administrative process is inadmissible due to the time exceeded in resolving the tax matters beyond the time framework legally set forth. Although this Ruling is favorable to the Company, at the date of preparation of these consolidated financial statements, the possible clarification requests that may be presented by each of the parties are still pending, as well as it is also pending the scope of its effects as linked to the first of the appeals still pending judgment in the Constitutional Court, so that as of this day it is not possible to quantify the possible effects that this Ruling may have on the provision recorded as of December 31, 2020.
Years open for inspection in the Group companies
The years open for review by the tax inspection authorities for the main applicable taxes vary from one consolidated company to another, based on each country’s tax legislation, taking into account their respective statute of limitations periods. In Spain the taxes from 2014 onwards are open to inspection.
In the other countries in which the Telefónica Group has a significant presence, the years open for inspection by the relevant authorities are generally as follows:
•The last twelve years in Germany.
•The last seven years in the United Kingdom.
•The last seven years in Argentina.
•The last five years in Brazil, Mexico, Colombia, Uruguay and the Netherlands.
•The last four years in Peru and Costa Rica.
•Since 2016, the statute of limitation in Venezuela is six years.
•The last three years in Chile, Ecuador, El Salvador and the United States.
The tax inspection of the open years is not expected to give rise to additional material liabilities for the Group.

Note 26. Revenue and expenses
Revenues
The breakdown of Revenues for the years 2020, 2019 and 2018 is as follows:

Millions of euros	2020	2019	2018
Rendering of services	37,394	42,264	43,085
Sales	5,682	6,158	5,608
Total	43,076	48,422	48,693
Sales mainly include the sale of mobile terminals.
Other income
The breakdown of “Other income” is as follows:

Millions of euros	2020	2019	2018
Own work capitalized	873	890	815
Gain on disposal of companies	67	677	21
Gain on disposal of other assets	276	612	241
Government grants	17	22	22
Other operating income	354	641	523
Total	1,587	2,842	1,622
"Gain on disposal of companies" in 2020 mainly includes the impact of the initial registration of the joint venture of Telefónica with Allianz to deploy Fiber-to-the-Home (FTTH) in Germany (see Note 29.c). "Gain on disposal of companies" in 2019 mainly included the gains for the sales of Antares, Telefonía Celular de Nicaragua and Telefónica Móviles Panama (see Note 2). In addition, in 2019 it included the capital gain for the sale of data centers businesses, amounting to 213 million euros (see Note 2).
“Gain on disposal of other assets” includes gains from the sale of telecommunications towers of 39 million euros, 176 million euros and 53 million euros in 2020, 2019 and 2018, respectively. Additionally, in 2019 it included a 95 million euros gain corresponding to licenses with deferred payments of Telefónica México that were released (see Note 2).
"Other operating income" in 2019 included 103 million euros corresponding to the amount received for the irrevocable sale of the future credit rights that might arise from the favorable resolution of a number of claims and lawsuits of various kinds that Telefónica had filed at the date of the sale agreement. Furthermore, the agreement included an additional amount of 51 million euros collected from the sale of future credit rights that might arise from claims filed within four years following the date of the agreement. Of this amount, 19 million euros were not yet recognized in the income statement at December 31, 2020. The agreement do not provide for direct or indirect repayment, full or partial, of the cash received, irrespective of the future outcome of such claims. The consideration received as a result of this transaction is approximately 10% of the underlying nominal amount of the current claims.
"Other operating income" in 2018 included gains from changes in the fair value of equity instruments for 24 million euros.

Other expenses
The breakdown of “Other expenses” is as follows:

Millions of euros	2020	2019	2018
Leases included in "Other expenses" (1)	89	123	1,071
Other external services	9,617	11,370	11,427
Taxes other than income tax	902	995	365
Change in trade provisions	860	974	785
Losses on disposal of fixed assets and changes in provisions for fixed assets	416	187	35
Goodwill impairment (Note 7)	519	206	350
Other operating expenses	468	589	366
Total	12,871	14,444	14,399
(1) Following the adoption of IFRS 16 (Leases) in 2019, only included short-term leases and leases of low-value or intangible assets (see Notes 2 and 9).
"Losses on disposal of fixed assets and changes in provisions for fixed assets" in 2020 includes impairment losses of intangible assets and property, plant and equipment of Telefónica Argentina, for a total amount of 375 million euros (see Note 7). In 2019 it included a 123 million euros loss on disposal of intangible assets for the return of spectrum licenses of Telefónica Mexico (see Note 2).
"Other operating expenses" in 2019 included the impact of the transformation of the operating model of Telefónica Mexico in certain pre-existing service contracts, amounting to 167 million euros (see Note 2).
The favorable court rulings obtained by Telefónica Brazil in relation to the right to exclude the state tax on goods and services (ICMS) from the tax base for PIS and COFINS contributions, reduced the “Taxes” item by 789 million euros in 2018. In 2020, a new final decision in favor of Telefónica Brazil was passed, with an impact of 75 million euros (see Note 12).
Estimated payment schedule
The estimated payment schedule for purchases and other contractual commitments (non-cancelable without penalty cost) is as follows:

Millions of euros	Purchases and other contractual commitments
Less than 1 year	3,939
1 to 3 years	4,267
3 to 5 years	1,027
More than 5 years	905
Total	10,138

Commitments for short-term leases and low value leases amounted to 42 million euros as of December 31, 2020. In addition, lease collection commitments amounted to 14 million euros as of December 31, 2020.

Headcount
The table below presents the breakdown of the Telefónica Group’s average number of employees by segment (see Note 4) in 2020, 2019 and 2018, together with total headcount at December 31 each year.

	2020		2019		2018
	Average	Year-end	Average	Year-end	Average	Year-end
Telefónica Spain	22,992	22,978	25,338	23,081	26,892	25,474
Telefónica United Kingdom	6,501	6,318	6,940	6,861	6,732	7,188
Telefónica Germany	7,770	7,701	8,034	7,955	8,366	8,203
Telefónica Brazil	33,938	33,828	33,147	33,905	34,068	33,499
Telefónica Hispam	33,872	33,506	35,928	34,474	38,037	37,490
Telxius Group	509	557	470	494	419	438
Other companies	7,600	7,909	8,168	7,834	8,239	8,507
Total	113,182	112,797	118,025	114,604	122,753	120,799
At December 31, 2020, approximately 38.00% of the final headcount are women (37.84% at December 31, 2019).
At December 31, 2020, the number of employees with disabilities is 1,119 (1,081 employees at December 31, 2019), of which 215 employees are in Spain (222 employees in 2019).
Depreciation and amortization
The breakdown of “Depreciation and amortization” on the consolidated income statement is as follows:

Millions of euros	2020	2019	2018
Property, plant and equipment (Note 8)	5,022	5,613	5,751
Intangible assets (Note 6)	2,735	3,248	3,298
Rights of use (Note 9)	1,602	1,721	n.a.
Total	9,359	10,582	9,049

The non-current assets of Telefónica United Kingdom ceased to be amortized and depreciated for accounting purposes once they were reclassified as "Non-current assets and disposal groups held for sale" (see Notes 2 and 4).
Earnings per share
Basic earnings per share amounts are calculated by dividing (a) the profit for the year attributable to equity holders of the parent, adjusted for the net coupon corresponding to the undated deeply subordinated securities (see Note 17) by (b) the weighted average number of ordinary shares outstanding during the year, plus the weighted average number of ordinary shares that would be issued on the conversion of the mentioned convertible bonds into ordinary shares from the date of their issue.
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
Both basic and diluted earnings per share attributable to equity holders of the parent are calculated based on the following data:

Millions of euros	2020	2019	2018
Profit attributable to ordinary equity holders of the parent from continuing operations	1,582	1,142	3,331
Adjustment for the coupon corresponding to undated deeply subordinated securities	(335)	(379)	(540)
Tax effect	84	97	138
Total profit attributable to ordinary equity holders of the parent for basic and diluted earnings per share from continuing operations	1,331	860	2,929

Number of shares (thousands)	2020	2019 (*)	2018 (*)
Weighted average number of ordinary shares (excluding treasury shares) for basic earnings per share	5,471,160	5,453,145	5,461,067
Telefónica, S.A. share option plans	6,590	4,766	663
Weighted average number of ordinary shares outstanding for diluted earnings per share (excluding treasury shares)	5,477,750	5,457,911	5,461,730
(*) Revised data.
For the purposes of calculating the earnings per share (basic and diluted), the weighted average number of shares outstanding is retrospectively adjusted for transactions that have changed the number of shares outstanding without a corresponding change in resources, as if such transactions had occurred at the beginning of the earliest period presented. Such is the case of the bonus share issues carried out to meet the scrip dividend (see Note 17).
Thus, basic and diluted earnings per share attributable to equity holders of the parent are as follows:

Figures in euros	2020	2019	2018
Basic earnings per share	0.24	0.16	0.54
Diluted earnings per share	0.24	0.16	0.54

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
The number of shares to deliver will depend (i) 50% on achievement of the total shareholder return ("TSR") objective for shares of Telefónica, S.A. with regard to the TSRs of a comparison group made up of companies of the telecommunication sector, weighted by its relevance for Telefónica, and (ii) 50% on the generation of free cash flow of Telefónica Group ("FCF").
The plan will be in force for five years and is divided into three cycles of three years each. The first cycle commenced in 2018 and will be finalized on December 31, 2020. The maximum number of shares assigned to this cycle of the plan was 8,466,996, assigned as of January 1, 2018 with a unit fair value of 6.4631 euros per share for FCF objective and 4.516 euros for TSR. As of December 31, 2020 the number of outstanding shares was 7,093,162. Once considered the target fulfillment levels for 2018, 2019, and 2020, a weighted achievement ratio of 50% has been reached. Performance assessment has been carried out based on the evolution of the stock price and on the audited results of the Company.
Nevertheless, on February 23, 2021, the Chairman & CEO declared in the Nominating, Retribution and Good Governance Committee that he considered appropriate to renounce to this incentive perception as a sign of responsibility with society, customers, shareholders and employees of Telefónica as well as a cautious measure after the economic impacts of the CoVID-19 crisis. The COO made the same declaration. The renounce was accepted by the Board of Directors.
The second cycle commenced in 2019 and will be finalized on December 31, 2021, with delivery of the respective shares in 2022. The maximum number of shares assigned to this cycle of the plan was 9,471,489 shares and the outstanding at December 31, 2020 8,257,335, with the following breakdown:

Second cycle	No. of shares assigned	Outstanding shares at 12/31/2020	Unit fair value (euros)
TSR Objective	4,735,744.5	4,128,667.5	4.44
FCF Objective	4,735,744.5	4,128,667.5	6.14

In 2020 the third cycle commenced, and it will be finalized on December 31, 2022, with delivery of the respective shares in 2023. The maximum number of shares assigned to this cycle of the plan was 5,346,508 shares and the outstanding shares at December 31, 2020 5,309,098, with the following breakdown:

Third cycle	No. of shares assigned	Outstanding shares at 12/31/2020	Unit fair value (euros)
TSR Objective	2,673,254	2,654,549	1.64
FCF Objective	2,673,254	2,654,549	3.21
Long-term incentive plan based on Telefónica, S.A. shares: “Talent for the Future Share Plan 2018-2022” (TFSP)
At its meeting on June 8, 2018, the Telefónica, S.A.'s Board of Directors agreed to launch a new installment of the long-term incentive plan "Talent for the Future Share Plan".
The term of this plan is also five years and it is divided into 3 cycles. As in the case of the Performance Share Plan described above, the number of shares to deliver will depend (i) 50% on achievement of the total shareholder return ("TSR") objective for shares of Telefónica, S.A. and (ii) 50% on the generation of free cash flow of the Telefónica Group ("FCF").
The first cycle commenced in 2018 and finalized on December 31, 2020. The maximum number of shares assigned to this cycle of the plan was 787,500, assigned as of January 1, 2018 with a unit fair value of 6.4631 euros per share for FCF objective and 4.516 euros for TSR. As of December 31, 2020 the number of outstanding shares was 691,750.
The second cycle commenced in 2019 and will be finalized on December 31, 2021, with delivery of the respective shares in 2022. The maximum number of shares assigned to this cycle of the plan was 812,000 shares and there were 745,000 outstanding shares at December 31, 2020, with the following breakdown:

Second cycle	No. of shares assigned	Outstanding shares at 12/31/2020	Unit fair value (euros)
TSR Objective	406,000	372,500	4.44
FCF Objective	406,000	372,500	6.14
In 2020 the third cycle commenced, and it will be finalized on December 31, 2022, with delivery of the respective shares in 2023. The maximum number of shares assigned to this cycle of the plan was 897,400 shares and the outstanding shares at December 31, 2020 894,000, with the following breakdown:

Third cycle	No. of shares assigned	Outstanding shares at 12/31/2020	Unit fair value (euros)
TSR Objective	448,700	447,000	1.64
FCF Objective	448,700	447,000	3.21

Incentivized purchases of Telefónica, S.A. shares for employees
The Telefónica, S.A. Ordinary General Shareholders’ meeting on June 8, 2018 approved a new voluntary plan for incentivized purchases of shares of Telefónica, S.A. for the employees of the Group. Under this Plan, employees were offered the option to acquire Telefónica, S.A. shares during a twelve-month period, with the company undertaking to deliver a certain number of free shares to participants, subject to certain requirements. The maximum amount that each employee could invest was limited to 1,800 euros. The employees that remain part of the Telefónica Group and hold on to the shares for one year following the acquisition period (the vesting period), will be entitled to receive one free share for every two shares they purchased and retained throughout the vesting period. In any event, the maximum number of additional shares to be delivered under this plan may not exceed: i) the result of dividing the amount assigned to the Plan, which is a maximum of 30 million euros, by the price at which the acquired shares were purchased pursuant to each of the investment agreements; ii) nor 0.1% of the Company’s capital stock on the date of approval of the plan by the General Shareholders’ Meeting.
The purchase period commenced in August 2019. As of December 31, 2020, 16,655 employees had registered for the plan.

Note 28. Cash flow detail
Net cash flow provided by operating activities
The detail of net cash flow provided by operating activities is the following:

Millions of euros	2020	2019	2018
Cash received from operations	51,353	57,699	58,815
Cash paid from operations	(36,477)	(41,224)	(42,891)
Cash paid to suppliers	(31,080)	(35,450)	(37,044)
Cash paid to employees	(4,434)	(4,934)	(5,072)
Payments related to cancellation of commitments	(963)	(840)	(775)
Net payments of interest and other financial expenses net of dividends received	(1,171)	(1,725)	(1,636)
Net interest and other financial expenses paid	(1,193)	(1,754)	(1,664)
Dividends received	22	29	28
Taxes proceeds / (payments)	(509)	272	(865)
Net cash flow provided by operating activities	13,196	15,022	13,423
The net cash flow provided by operating activities in 2020 has been reduced mainly by the decrease in cash received from operations compared to the same period of the previous year.
Operating receipts have decreased by 6,346 million euros compared to 2019, highly influenced by the evolution of exchange rates, mainly in Brazil (see Note 2), and the variation in revenues compared to 2019. Operating payments have suffered a behavior similar than operating receipts (-11% compared to 2019), also impacted by exchange rates and the evolution of commercial and operating expenses.
Interest payments amounted to 1,171 million euros in 2020, which represents a drop of 32.1% compared to 2019, mainly due to the reduction of debt as well as its cost.
The heading "Taxes proceeds/(payments)" in 2020 is higher than 2019 due to the extraordinary refund that occurred last year for overpayments made amounting to 702 million euros, and the corresponding compensating interests amounting to 201 million euros. Excluding these effects, the tax payment is lower due to lower payments on account, partially offset by extraordinary payments in Telefónica Mexico and lower returns from previous years.
Net cash flow used in investing activities
The detail of "(Payments on Investments)/proceeds from the sale in property, plant and equipment and intangible assets, net" is the following:

Millions of euros	2020	2019	2018
Proceeds from the sale in property, plant and equipment and intangible assets	509	751	192
Payments on investments in property, plant and equipment and intangible assets	(7,529)	(8,410)	(8,777)
(Payments on investments)/proceeds from the sale in property, plant and equipment and intangible assets, net	(7,020)	(7,659)	(8,585)
Payments for non-financed spectrum in 2020 totaled 125 million euros, mainly due to the payment of 114 million euros for Telefónica United Kingdom.
Payments for non-financed spectrum in 2019 totaled 158 million euros, mainly due to the payment of 130 million euros for Telefónica Mexico.
The detail of "Proceeds on disposals of companies, net of cash and cash equivalents disposed" is the following:

Millions of euros	2020	2019	2018
Sale of Axonix Ltd and Telefónica Digital Inc.	—	—	29
Sale of Seguros de Vida y Pensiones Antares, S.A. (Note 2)	—	151	—
Sale of Telefónica Móviles Guatemala, S.A. (Note 2)	—	270	—
Sale of Telefonía Celular de Nicaragua, S.A. (Note 2)	—	342	—
Sale of Telefónica Móviles Panamá, S.A. (Note 2)	—	519	—
Sale of data center businesses (Note 2)	—	515	—
Tax associated with the sales of operating businesses in Guatemala, Nicaragua and Panamá in Telefónica Centroamérica Inversiones, S.L.	71	(83)	—
Others	10	9	—
Proceeds on disposals of companies, net of cash and cash equivalents disposed	81	1,723	29
Payments on investments in companies, net of cash and cash equivalents acquired	(79)	(12)	(3)

The detail of "Proceeds on financial investments not included under cash equivalents" and "Payments on financial investments not included under cash equivalents" is the following:

Millions of euros	2020	2019	2018
Investments of Seguros de Vida y Pensiones Antares, S.A.	—	3	78
Sale of stake in Shortcut I GmbH & Co. KG	—	—	21
Collateral guarantees on derivatives	2,224	1,793	806
Legal deposits	63	11	—
Others	21	28	99
Proceeds on financial investments not included under cash equivalents	2,308	1,835	1,004
Legal deposits	—	(33)	(54)
Collateral guarantees on derivatives	(3,251)	(947)	(754)
Derivatives of Telefónica, S.A.	—	(12)	—
Capital increase in PRISA (Note 12)	—	(15)	—
Others	(46)	(125)	(157)
Payments on financial investments not included under cash equivalents	(3,297)	(1,132)	(965)
Payments and proceeds on placements of cash surpluses not included under cash equivalents in 2020 largely relate to placements made by Telefónica, S.A. Payments and proceeds on placements of cash surpluses not included under cash equivalents in 2019 largely relate to placements made by Telefónica, S.A. and Telefónica Móviles Argentina, S.A.

Net cash flow used in financing activities
The detail of dividends paid, proceeds from issue of share capital increase, payments and proceeds of treasury shares and other operations with shareholders and minority interests, and operations with other equity holders is the following:

Millions of euros	2020	2019	2018
Dividends paid to the shareholders of Telefónica, S.A. (*)	(825)	(2,056)	(2,048)
Payments to non-controlling interests of Telefônica Brasil, S.A.	(227)	(352)	(245)
Payments to non-controlling interests of Telefónica Deutschland Holding, A.G.	(156)	(247)	(238)
Payments to non-controlling interests of Telefónica Centroamérica Inversiones, S.L.	(39)	—	(28)
Payments to non-controlling interests of Telxius Telecom, S.A. and Pontel Participaciones, S.L.	(44)	(86)	(231)
Others	(5)	(1)	(4)
Dividends paid (see Note 17)	(1,296)	(2,742)	(2,794)
Share capital increase Pontel and Telxius (see Note 17.i)	323	—	—
Sale of 16.65% of Pontel Participaciones, S.L. (see Note 5)	—	—	379
Transactions carried out by Telefónica, S.A. (see Note 17)	(217)	(86)	—
Telefónica Centroamérica Inversiones, S.L. share premium (ECPN.) refund related to the sale of T. Guatemala, T. Nicaragua and T. Panama	—	(414)	—
Others	(6)	(4)	—
(Payments)/proceeds of treasury shares and other operations with shareholders and with minority interests	(223)	(504)	379
Issuance of undated deeply subordinated securities (Note 17)	500	1,800	2,250
Acquisition of undated deeply subordinated securities (Note 17)	(385)	(935)	(1,779)
Payment of undated deeply subordinated securities (Note 17)	(808)	(118)	(473)
Payment of the coupon related to the issuances of undated deeply subordinated securities issued (see Note 17)	(327)	(357)	(559)
Operations with other equity holders	(1,020)	390	(561)

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

The detail of proceeds on issue of debentures and bonds, and other debts, proceeds on loans, borrowings and promissory notes, amortization of debentures and bonds, and other debts, repayments of loans, borrowings and promissory notes, lease principal payments and financed operating payments and investments in property, plant and equipment and intangible assets payments is the following:

Millions of euros	2020	2019	2018
Issued under the EMTN program of Telefónica Emisiones, S.A.U. (see Appendix III) (*)	3,500	2,500	2,000
Issued under the SHELF program of Telefónica Emisiones, S.A.U. (see Appendix III) (*)	—	1,113	1,746
Issuance of O2 Telefónica Deutschland Finanzierungs, GmbH (Appendix III)	—	—	600
Issuance of Telefónica del Perú, S.A.A. (*)	—	457	—
Issuance of Colombia Telecomunicaciones S.A, E.S.P.	408	—	—
Others	103	116	(57)
Proceeds on issue of debentures and bonds, and other debts	4,011	4,186	4,289
Structured financing	—	—	750
Disposal bilateral loans of Telefónica, S.A. (see Note 18)	350	200	585
Syndicated loan of Telxius Telecom, S.A.	—	—	289
Syndicated bilateral loan of Telxius Telecom, S.A.	—	150	—
Settlement of nominal value of gross debt hedging derivatives	1,119	153	209
Disposal bilateral loans and syndicated loan of Colombia Telecomunicaciones, S.A, E.S.P.	436	—	—
Others	2,611	1,199	2,349
Proceeds on loans, borrowings and promissory notes (see Appendix V)	4,516	1,702	3,973
Repayments of debentures and bonds, and other debts	(6,728)	(3,653)	(4,654)
Amortization bilateral loans of Telefónica, S.A.	—	(1,835)	(800)
Amortization of structured financing of Telefónica Europe B.V.	—	(1,500)	—
Settlement of nominal value of amortized debt hedging derivatives	(139)	(148)	(52)
Others	(2,713)	(2,873)	(3,188)
Repayments of loans, borrowings and promissory notes (see Appendix V)	(2,852)	(6,356)	(4,040)
Lease principal payments (Note 20)	(1,787)	(1,518)	—
Financed spectrum licenses payments (Note 21)	(60)	(59)	(44)
Payments for investments in spectrum use licenses financed without explicit interest (Notes 2 and 21)	(87)	(87)	—
Payments to suppliers with extended payment terms (Note 18)	(235)	(380)	(428)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(382)	(526)	(472)
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
The contingencies arising from the litigation and commitments described below were evaluated (see Note 3.n) when the consolidated financial statements for the year ended December 31, 2020 were prepared. The provisions recorded in respect of the commitments taken as a whole are not material.
The following unresolved legal proceedings or those underway in 2020 are highlighted (see Note 25 for details of tax-related cases):
Appeal against the decision by Agencia Nacional de Telecomunicações (“ANATEL”) regarding the inclusion of interconnection and network usage revenues in the Fundo de Universalização de Serviços de Telecomunicações (“FUST”)
Vivo Group operators (currently "Telefónica Brasil"), together with other cellular operators, appealed ANATEL’s decision of December 16, 2005, to include interconnection and network usage revenues and expenses in the calculation of the amounts payable into the FUST (Fundo de Universalização de Serviços de Telecomunicações) –a fund which pays for the obligations to provide Universal Service– with retroactive application from 2000. On March 13, 2006, Regional Federal Court no. 1. granted a precautionary measure which stopped the application of ANATEL’s decision. On March 6, 2007, a ruling in favor of the wireless operators was issued, stating that it was not appropriate to include the revenues received by transfer from other operators in the taxable income for the FUST’s calculation and rejecting the retroactive application of ANATEL’s decision. On January 26, 2016, ANATEL filed an appeal to overturn this decision with Brasilia Regional Federal Court no. 1, which was also dismissed. On May 10, 2017 ANATEL appealed to the higher courts on the merits of the case.

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
Appeal against the Decision of the European Commission dated January 23, 2013, to sanction Telefónica for the infringement of Article 101 of the Treaty on the functioning of the European Union
On January 19, 2011, the European Commission initiated formal proceedings to investigate whether Telefónica, S.A. (Telefónica) and Portugal Telecom SGPS, S.A. (Portugal Telecom) had infringed European Union anti-trust laws with respect to a clause contained in the sale and purchase agreement of Portugal Telecom’s ownership interest in Brasilcel, N.V., a joint venture in which both companies were venturers and which was the owner of the Brazilian company Vivo.

On January 23, 2013, the European Commission passed a ruling on the formal proceedings. The ruling imposed a fine on Telefónica in the amount of 67 million euros, as the European Commission ruled that Telefónica and Portugal Telecom committed an infraction of Article 101 of the Treaty on the Functioning of the European Union for having entered into the agreement set forth in Clause Nine of the sale and purchase agreement of Portugal Telecom’s ownership interest of Brasilcel, N.V.
On April 9, 2013, Telefónica filed an appeal for annulment of this ruling with the European Union General Court. On August 6, 2013, the European Union General Court notified Telefónica of the response issued by the European Commission, in which the European Commission reaffirmed the main arguments of its ruling and, specifically, that Clause Nine includes a competition restriction. On September 30, 2013, Telefónica filed its reply. On December 18, 2013, the European Commission filed its appeal.
A hearing was held on May 19, 2015, at the European Union General Court.
On June 28, 2016, the European Union General Court ruled. Although it declared the existence of an infringement of competition law, it annulled Article 2 of the contested Decision and required the European Commission to reassess the amount of the fine imposed. The General Court considered that the European Commission has not neutralized the allegations and evidences provided by Telefónica on services in which there was not potential competition or were outside the scope of Clause Nine.
Telefónica understands that there are grounds for believing that the ruling does not suit at law; consequently, it filed an appeal to the Court of Justice of the European Union, on September 11, 2016.
On November 23, 2016, the European Commission filed its response against the Telefónica's appeal. On January 30, 2017, Telefónica filed its response. On March 9, 2017, the European Commission filed its rejoinder.
On December 13, 2017, the General Court dismissed the appeal filed by Telefónica. The European Commission must issue a new resolution in accordance with the judgment of the General Court of June 2016, which urged the Commission to recalculate the amount of the fine.
Decision by the High Court regarding the acquisition by Telefónica of shares in Český Telecom by way of a tender offer
Venten Management Limited ("Venten") and Lexburg Enterprises Limited ("Lexburg") were non-controlling shareholders of Cesky Telecom. In September 2005, both companies sold their shares to Telefónica in a mandatory tender offer. Subsequently, Venten and Lexburg, in 2006 and 2009, respectively, filed actions against Telefónica claiming a higher price than the price for which they sold their shares in the mandatory tender offer.
On August 5, 2016, the hearing before the High Court in Prague took place in order to decide the appeal against the second decision of the Municipal Court, which had been favorable to Telefónica's position (as was also the case with the first decision of the Municipal Court). At the end of the hearing, the High Court announced the Second Appellate Decision by which it reversed the second decision of the Municipal Court and ordered Telefónica to pay 644 million Czech korunas (approximately 23 million euros) to Venten and 227 million Czech korunas (approximately 8 million euros) to Lexburg, in each case plus interest.
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

Claim by Entel against Telefónica de Argentina, S.A.
In 1999, Entel (the National Telecommunications Company of Argentina before its privatization) sued Telefónica de Argentina, S.A. ("TASA"), who was the licensee of the telecommunications service after the privatization process, seeking detailed and documented accounting and reimbursement of the amounts that it received from and on behalf of Entel after assuming the telecommunications service as a licensee, and of the amounts deducted as commissions.
In general terms, the items in dispute were the amounts that TASA charged on behalf of Entel soon after having taken possession as a licensee of the telecommunications service (i.e., the consumptions charges for telecommunications services from prior customers of Entel, either billed or unbilled, but pending payment at the time of the privatization). Entel also challenged the commissions that TASA discounted to Entel in exchange for the service of collection of fees on behalf of Entel. Additionally, Entel also claimed several credits received by TASA, which allegedly belonged to Entel and had not been transferred to TASA in the privatization process.
TASA replied arguing the inadmissibility of the accountability request, since such amounts had previously been submitted to the Entel Liquidating Commission without being timely challenged.
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
Although this judicial decision was appealed, TASA's appeal was dismissed by the Court of Appeals in October 2017, confirming, to a large extent, the accounting of Entel and the court-appointed expert, but also ordering Entel to recalculate the interest. Specifically, the resolution of the Court accepted certain concepts that TASA had questioned and the application of a "judicial" interest rate (average passive rate), which implies a daily capitalization component, in detriment of the rate set forth in the privatization specifications which set a simple annual interest of 8% (which had even been used by the court-appointed expert and Entel in their calculations).
On February 22, 2018, Entel submitted the new principal and interest calculations required by the judge, claiming an amount of 1,689 million Argentine pesos (approximately 39 million euros at exchange rates on December 31, 2018).
The resolution of the Court of Appeals exhausted the ordinary remedies available. TASA filed an extraordinary appeal, which was rejected in November 2017. TASA has submitted an exceptional appeal before the Argentine Supreme Court, although this appeal does not suspend the potential execution by Entel of prior rulings against TASA.
On March 26, 2019, the Court of First Instance finally ruled to approve the amounts that ENTEL had submitted totaling 1,689 million Argentine pesos (approximately 35 million euros at exchange rates as of that date). The ruling of the Court of First Instance was confirmed by the Court of Appeals. In September 2020, ENTEL requested the court to update such amount to 3,833 million Argentine pesos (approximately 37 million euros at exchange rates as of that date).
On December 29, 2020, TASA paid 1,689 million Argentine pesos (approximately 16 million euros at exchange rates as of that date) based on the amount approved by the Court of First Instance in March 2019. The court will have to decide on the difference between the 1,689 million Argentine pesos paid and the 3,833 million Argentine pesos (approximately 37 million euros at exchange rates as of that date) requested by ENTEL.
Appeal against the resolution of ANATEL to sanction Telefónica Brasil for breaches of the Fixed Telephony Regulation
In May 2018, Telefónica filed a judicial action for annulment against a resolution issued by ANATEL (the National Telecommunications Agency of Brazil) in March 2018 concluding the PADO (“Processo Administrativo para Apuração de Descumprimento de Obrigações” or Administrative Process for Determination of Non-compliance with Obligations) investigating alleged infractions of the Fixed Telephony Regulation by Telefônica Brasil.

This PADO investigation had been suspended during the negotiations of the TAC (“Termo de Ajustamento de Conduta” or Conduct Adjustment Term) between Telefónica and ANATEL relating to this and certain other PADO investigations. Since the negotiations concluded without agreement, the suspended PADO sanctioning procedures were reactivated and finalized.
In its resolution of March 2018, ANATEL considered that Telefónica Brasil committed several infractions, in particular those related to the inadequate notice of suspension of services to defaulting users, the terms of reactivation of services after payment of outstanding amounts by defaulting users and the disagreement with the terms of refunds claimed by users of the services.
The fine imposed by ANATEL and appealed by Telefónica Brasil is approximately 211 million Brazilian reals (approximately 33 million euros), which amounted to approximately 516 million Brazilian reals after currency value updates and accrued interest as of December 31, 2020 (approximately 81 million euros).
Telefónica Brasil has appealed the fine imposed by ANATEL based, fundamentally, on the following arguments: (i) ANATEL should have considered a smaller universe of users to determine the fine and (ii) the calculation of the fine is disproportionate and based on insufficient grounds.
Telefónica Brasil has not yet paid the fine, although Telefónica Brasil has guaranteed its payment through a guarantee insurance submitted to the court.
As of the date of these financial statements, there has been no conciliation and the proceeding is following its normal course.
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
On July 3, 2020, Colombia filed its reply to the claim filed by Telefónica before the ICSID.
On November 2, 2020, Telefónica presented its response to Colombia's reply.

Telefónica's lawsuit against Millicom International Cellular for default in the sale of Telefónica Costa Rica

Telefónica, S.A. (Telefónica) and Millicom International Cellular, S.A. (Millicom) reached an agreement on February 20, 2019 for the purchase and sale of the entire capital stock of Telefónica de Costa Rica TC, S.A.

In March 2020, Telefónica informed Millicom that, once the pertinent regulatory authorizations had been obtained and all the other conditions established in the aforementioned agreement for the execution of the sale had been completed, the execution of the contract and the closing of the transaction should be in April 2020.

Millicom expressed its refusal to proceed with the closing, arguing that the competent Costa Rican administrative authorities had not issued the appropriate authorization.

On May 25, 2020, Telefónica filed a lawsuit against Millicom before the New York Supreme Court, considering that Millicom had breached the terms and conditions established in the sale contract, demanding compliance with the provisions of the aforementioned agreement, and compensation for all damages that this unjustified breach could cause to Telefónica.

On June 29, 2020, Millicom filed a Motion to Dismiss, to which Telefónica replied on July 8, 2020.

On August 3, 2020, Telefónica submitted an amendment to the lawsuit, removing the requirement to comply with the provisions of the sale and purchase contract and requesting only compensation for all damages that the unjustified breach of said agreement could cause Telefónica.

On January 5, 2021, the Motion to Dismiss filed by Millicom in June 2020 was dismissed by the New York Supreme Court.
b) Other proceedings
The Group is currently cooperating with governmental authorities (and, where appropriate, conducting the relevant internal investigations) regarding requests for information potentially related, directly or indirectly, to possible violations of applicable anti-corruption laws. Telefónica believes that, considering the size of the Group, any potential penalty as a result of matters relating to those specific information requests would not materially affect the Group's financial condition.
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
Pursuant to the exercise by Colombian Government of its right to require Telefónica to vote in favor of the register of the shares of Colombia Telecomunicaciones, S.A. ESP in the National Securities and Issuer’s Registry and in the Colombia Stock Exchange, on March 22, 2018, and upon request of the Government of Colombia, the General Shareholders Meeting of Colombia Telecomunicaciones, S.A. ESP approved to apply for the register of the shares of Colombia Telecomunicaciones, S.A. ESP in the National Securities and Issuer’s Registry and in the Colombia Stock Exchange. Telefónica is under no obligation whatsoever to purchase or transfer any of its shares in Colombia Telecomunicaciones, S.A. ESP, either as a result of the shareholders´resolution, or a result of the register in the National Securities and Issuer’s Registry or in the Colombia Stock Exchange. Following the registration in the National Securities and Issuer’s Registry on May 10, 2018, the Colombia Stock Exchange approved the conditional registration of the shares of Colombia Telecomunicaciones, S.A. ESP on May 23, 2018, subject to the effective fulfillment by the Colombian Government of the issuance of a first public tender offer to the so-called solidarity sector (“sector solidario”) pursuant to Law 226 of 1995 (December 20), which develops article 60 of the Colombian Constitution on the disposal of national property in share capital, the adoption of measures to democratize such property and other relevant provisions. On August 2, 2018, the Nation - Ministry of Finance and Public Credit, as shareholder of Colombia Telecomunicaciones, S.A. ESP, published a notice of public offering of the shares of its property in Colombia Telecomunicaciones, S.A. ESP to the solidary sector in accordance with Law 226 of 1995. Thus, resulting from said publication, Colombia Telecomunicaciones, S.A. ESP and its ordinary shares were registered in the Colombian Stock Exchange. Through Informative Document No. 242 of October 3, 2018, the Colombian Stock Exchange informed that the first stage of the sale program of the shares owned by the Nation - Ministry of Finance and Public Credit in Colombia Telecomunicaciones, S.A. ESP, aimed at the solidarity sector, was declared inconclusive as no acceptances at all were received during the term of the offer.
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
Commitments derived from the agreements reached for the acquisition of football (soccer) related rights between Telefónica (through its affiliate Telefónica Audiovisual Digital, S.L.U.) and La Liga/Mediapro and UEFA
On June 25, 2018, Telefónica was provisionally awarded with the broadcasting rights for all football (soccer) matches of the Spanish First Division Football League National Championship in the residential subscribers market for exploitation on pay television for the 2019-2022 cycle (packages 4 and 5 of the auction called by the Professional Football League). The definitive agreements were signed on July 5, 2018.
The award was granted for a total amount of 2,940 million euros, at an identical price of 980 million euros for each of the three seasons, which represents a slight decrease compared to the last season of the previous cycle. Telefónica, as the operator of these broadcasting rights for the 2019-2022 cycle, has the right to decide, design and develop the broadcasting content, which carried the Movistar hallmark for the 2019-2020 season.
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
On January 11, 2019 the definitive agreement on such broadcasting rights (package 6) was signed.
On July 2, 2020 Telefónica signed an agreement for acquiring the exclusive media rights in Spain of UEFA Champions League and UEFA Europa League, as well as the UEFA Europa Conference League (a new competition to be separated from the UEFA Europa League) and UEFA Youth League, for the next cycle comprising seasons 2021/22, 2022/23 and 2023/2024, once the aforementioned agreement with Mediapro of June 28, 2018 expires.
The agreement guarantees Telefónica all media rights with respect to the main European football competitions for all its customers, both residential and horecas (hotels, restaurants, cafes, etc.).
The direct acquisition from UEFA of this "premium" content will also allow Telefónica to continue designing and selling its own produced channels and content with the best European football that could be, likewise, accessible to other operators in the market interested in this content.
The total award price for all competitions amounted to 975 million euros, i.e. 325 million euros for each of the seasons 2021/22, 2022/23 and 2023/2024, which is less than the license fees paid for the current cycle and without any year-to-year increase.

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
Once the relevant regulatory approvals were obtained and all the remaining conditions set forth in the agreement for the consummation of the sale of Telefónica de Costa Rica were completed, Millicom International Cellular, S.A. refused to close the acquisition arguing that one of the Costa Rican administrative authorities had not issued the appropriate authorization. On May 25, 2020, Telefónica filed a lawsuit against Millicom International Cellular, S.A before the New York Supreme Court, considering that Millicom has breached the terms and conditions established in the sale contract. Further details on this legal proceeding against Millicom International Cellular, S.A. are provided in Note 29.a) to the Consolidated Financial Statements.
On July 30, 2020, Telefónica, S.A. reached an agreement with Liberty Latin America LTD, S.A. for the sale of 100% of Telefónica de Costa Rica TC, S.A., a company that provides fixed and mobile communications services in Costa Rica, for an amount (enterprise value) of 500 million U.S. dollars, approximately 425 million euros at the exchange rate as of the date of the agreement.
The closing of this transaction is subject to certain closing conditions, including relevant regulatory approvals. As of the date of these consolidated financial statements, such conditions have not been met.
Wholesale Access Services Agreement with AT&T Mexico
On November 21, 2019, Pegaso PCS, S.A. de C.V. (“Telefónica México”) and AT&T Comunicaciones Digitales, S. de R.L. de C.V. (“AT&T Mexico”) entered into a Wholesale Access Services Agreement (“Wholesale Agreement”), under which AT&T Mexico will provide wholesale wireless access to Telefónica México on 3G, 4G and any other future technology available on Mexico.
The Wholesale Agreement has a minimum duration of eight years, renewable for additional consecutive periods of three years. Such Wholesale Agreement establishes a gradual migration of Telefónica México’s traffic to AT&T Mexico's access network over the first three years of the agreement.
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
The agreements cover the following matters:
1. 2G network Sharing: to be implemented in areas where both operators are present, so that the operator reminiscent will provide 2G mobile connectivity services to the Vivo and TIM customer base, resulting in the disconnection of overlapping sites and therefore achieving cost reduction and the optimization of spectrum use.
2. 3G and 4G network Sharing: covering only cities with less than 30 thousand inhabitants with the aim of sharing 4G and 3G network in cities where only one operator is present (coverage expansion) and where both already provide services (network consolidation).
Both agreements were approved by the Telecommunications and Competition regulatory authorities ("Agência Nacional de Telecomunicações” - ANATEL and “Conselho Administrativo de Defesa Económica” - CADE).
Contracts for the provision of IT services with Nabiax
As described in Note 2, on May 8, 2019, Telefónica, S.A. signed an agreement for the sale of a portfolio of eleven data center businesses to a company controlled by Asterion Industrial Partners SGEIC, SA. (currently, Nabiax, S.A.).

At the same time as this sale, agreements were entered into with Nabiax to provide IT services to the Telefónica Group, allowing Telefónica to continue providing IT services to its customers, in accordance with its previous commitments. Such service provision agreements have an initial term of ten years and include minimum consumption commitments in terms of capacity. These commitments are consistent with the Group's expected consumption volumes, while prices are subject to review mechanisms based on inflation and market reality.
Creation of 50:50 JV with Liberty Global for the combination of both groups' businesses in the United Kingdom
On May 7, 2020, Telefónica agreed to enter into a 50:50 joint venture with Liberty Global plc ("Liberty Global") (the "Joint Venture"). The terms of the Joint Venture are agreed pursuant to a contribution agreement dated 7 May 2020 between Telefónica, Telefonica O2 Holdings Limited, Liberty Global, Liberty Global Europe 2 Limited and a newly formed entity intended to be the future principal Joint Venture company, recently renamed VMED O2 UK Limited (the "Contribution Agreement"). The Contribution Agreement includes customary warranties, covenants and indemnities in respect of the businesses contributed to the Joint Venture. The Contribution Agreement also addresses customary matters such as conduct of business in the pre-completion period, employee, pensions and incentive matters, and insurance arrangements.
Immediately upon completion of the transaction contemplated by the Contribution Agreement, Telefónica and Liberty Global will each hold an equal number of shares in the Joint Venture vehicle. At completion, Telefónica will contribute its O2 mobile business in the United Kingdom to the Joint Venture. With effect no later than completion, Liberty Global will have contributed its Virgin Media business in the United Kingdom to the Joint Venture.
The corporate governance of the Joint Venture will be regulated by a shareholders' agreement, which will be entered into by the parties to the Contribution Agreement (the "Shareholders' Agreement"). It is expected that the Shareholders' Agreement will provide that each of Telefónica and Liberty Global will designate four of the eight members of the Board of Directors of the Joint Venture, contain provisions regulating the management of the Joint Venture, the procedure to pass resolutions on certain reserved matters and distributions to shareholders, and will also contain customary non-solicitation, non-compete and information sharing provisions. It is further expected that the Shareholders' Agreement will provide that each of Telefónica or Liberty Global will have the right to initiate an initial public offering of the Joint Venture after the third (3rd) anniversary of the closing of the transaction, with the opportunity for the other shareholder to sell shares in the initial public offering on a pro rata basis. It is also expected that there will be general restrictions on transfers of interests in the Joint Venture until the third (3rd) anniversary of the closing of the transaction, subject to certain limited exceptions. After the fifth (5th) anniversary of the closing of the transaction, each shareholder will be able to initiate a sale of the Joint Venture to a third party in accordance with certain drag procedures, subject to a right of first offer in favor of the other shareholder. The parties will also enter in certain services, licensing and other agreements upon the completion of the transaction.
Prior to the completion of the Joint Venture, both Telefónica and Liberty Global will operate their businesses independently within the United Kingdom. Completion of the Joint Venture is currently expected in mid-2021 but, pursuant to the Contribution Agreement, this is conditional upon antitrust clearance (from the Competition and Markets Authority in the United Kingdom) and a financing condition relating to the recapitalization of the Joint Venture upon completion. If these conditions are not satisfied within twenty-four months following the date of the Contribution Agreement, both parties will have the right to terminate the agreement. This is subject to an option to extend the long stop date by six months if a prospective shareholder reasonably believes that the conditions will be satisfied in this time frame.
The completion of the Joint Venture is expected to provide, after an equalization payment, Telefónica with proceeds of approximately 5.7 billion pounds sterling and Liberty Global with net proceeds of approximately 1.4 billion pounds sterling (calculated at the date of the agreement and subject to customary adjustments in this type of transactions).
Purchase Agreement for Acquisition of UPI Mobile Assets of Oi Group
On January 28, 2021, Telefónica Brasil executed the Purchase and Sale Agreement of Shares and Other Covenants (the “Oi Agreement”), by and among Oi Móvel SA - In Judicial Recovery, as seller, Telefónica Brasil, Tim S.A. and Claro S.A., as “Buyers”, and Oi S.A. - In Judicial Recovery and Telemar Norte Leste S.A. - In Judicial Recovery, as intervening parties and guarantors of the seller’s obligations. The Oi group is currently undergoing a judicial reorganization process in Brazil and the Oi Agreement was executed in connection with a judicial auction held on December 14, 2020 for the sale of assets of the Oi group’s mobile business operations (the “UPI Mobile Assets”), after the joint offer made by Telefónica Brasil and the other Buyers was declared the winning bid in the competitive bidding process under the judicial auction, which was approved by the Brazilian Judicial Reorganization Court.
Under the Oi Agreement, Telefónica Brasil is entitled to a selection of assets that will comprise its share of the UPI Mobile Assets, consisting of:
•Clients: approximately 10.5 million (corresponding to approximately 29% of UPI Mobile Assets’ total customer base) – according to ANATEL’s database of April 2020. The allocation of customers among the Buyers considered criteria intended to enhance competition among the Brazilian telecom market operators;
•Spectrum: 43MHz as a national weighted average based on population (approximately 46% of UPI Mobile Assets’ radiofrequencies). The division of frequencies among the Buyers conforms strictly to the spectrum limits established by ANATEL; and
•Infrastructure: including agreements for the use of 2.7 thousand mobile access sites (corresponding to approximately 19% of UPI Mobile Assets’ total sites).
In addition, under the Oi Agreement, the completion of the acquisition of the UPI Mobile Assets by the Buyers will take place according to the segregation plan for such assets, pursuant to which the UPI Mobile Assets will be segregated and contributed by the Oi Group to three different specific purpose entities, or “SPEs”, such that Telefónica Brasil will acquire the totality of the shares of one SPE that will hold the assets to be attributed to Telefónica Brasil pursuant to the aforementioned segregation plan, which will be separate and independent from the other SPEs. Similarly, the other two Buyers will each acquire the totality of the shares of the respective remaining SPEs, which will each hold the respective assets to be attributed to each of the two other Buyers.
The total consideration agreed to be paid by the Buyers under the Oi Agreement amounts to: (i) 16,500 million Brazilian reais (approximately 2,588 million euros), of which 15,744 million Brazilian reais (approximately 2,469 million euros) comprises the base purchase price and 756 million Brazilian reais (approximately 119 million euros) relates to amounts to be paid as consideration for transitional services to be rendered by the Oi Group to the Buyers for a period of up to twelve months, under a transitional services agreement to be entered into among the parties, or the “Transitional Services Agreement”; and (ii) 819 million Brazilian reais (approximately 128 million euros), as consideration for services to be rendered by the Oi Group to the Buyers under a take-or-pay data transmission capacity agreement to be entered into among the parties, or the “Capacity Agreement”.
Subject to the terms, conditions and payment schedule agreed upon between Oi Group and the Buyers, the consideration owed by the Buyers to Oi will be paid upon effectiveness of the transaction, which will occur on the date of the execution of the Transitional Services Agreement. Under the terms of the Oi Agreement, Telefónica Brasil will disburse an amount corresponding to 1/3rd of the total consideration, equivalent to approximately 5,500 million Brazilian reais (approximately 863 million euros).
The completion of the acquisition is also subject to certain precedent conditions usually applicable to this type of transaction and set forth in the Oi Agreement, such as the prior consent of ANATEL and approval by the Brazilian competition authority (CADE), as well as, if applicable, the approval by the general shareholders’ meeting of Telefónica Brasil, under the terms of article 256 of the Brazilian Corporations Law. As of the date of this Annual Report, the regulatory approvals that are required to be granted by the CADE and ANATEL have not yet been granted. Moreover, as of the date hereof, it is possible that such approvals required for the consummation of the transactions contemplated by the Oi Agreement acquisition may not be obtained or, if they are obtained, could impose unanticipated or adverse conditions or otherwise modify the terms thereof, including the re-allocation of assets among Telefónica Brasil and the other Buyers.
Investment Agreement with Allianz and Telefónica Germany
On October 29, 2020, Telefónica Infra Germany GmbH (a subsidiary indirectly wholly-owned by Telefónica through Telefónica Infra, S.L.U.) (“TEF Infra Germany”) entered into an investment agreement (and related contracts, including a partners’ agreement which sets forth the principles of corporate governance of the joint venture) with several entities belonging to the Allianz Group ("Allianz") and Telefónica Germany 1. Beteiligungsgesellschaft mbH (a subsidiary wholly-owned by Telefónica Germany GmbH & Co. OHG) (“TEF Germany”) for the creation of a joint venture to deploy Fiber-to-the-Home (FTTH) in Germany, pursuant to which TEF Infra Germany and TEF Germany conditionally agreed to invest up to 500 million euros equity in total (400 million euros by TEF Infra Germany and 100 million euros by TEF Germany) and Allianz conditionally agreed to invest up to 1,000 million euros through different sources of funding over a six year period.

The closing of the transaction and the acquisition of the joint control took place on December 18, 2020. The registration of Allianz and TEF Germany as limited partners of the joint venture in the German commercial registry occurred on January 21, 2021. After the closing of the transaction, the Allianz Group and the Telefónica Group each holds 50% in the joint venture under a co-control governance model. Telefónica Group’s ownership is held through TEF Infra Germany holding 40% and TEF Germany holding a 10% stake.
New long-term master services agreement in the United Kingdom
On January 7, 2021, each of Telefónica U.K. and Vodafone U.K. entered into new Master Services Agreements with Cornerstone Telecommunications Infrastructure Limited (“CTIL”), their passive tower network infrastructure partnership which is 50:50 jointly owned and operated by the two operators. The new agreements came into effect on January 1, 2021, with initial terms of 8 years, with three additional 8-year renewal periods.
CTIL was formed in 2012 through the consolidation of both Telefónica U.K. and Vodafone U.K.’s existing basic network infrastructure, including towers and masts, which were transferred to the joint operation. CTIL currently operates c.14,200 macro sites with a 2.0x tenancy ratio (including active sharing) and c.1,400 micro sites. CTIL also provides management services for the anchor tenants for a further c.5,100 third party sites where their active equipment is deployed.
The new agreements do not materially impact existing network agreements and will continue to allow CTIL to primarily serve its shareholders as well as some third parties.
Agreements for the sale by Telxius of its telecommunications tower divisions in Europe and Latin America
On January 13, 2021, Telxius signed two agreements with American Tower International, Inc. (the “Purchaser”), a subsidiary of American Tower Corporation ("ATC"), for the sale of its telecommunications towers divisions in Europe (Spain and Germany) and in Latin America (Brazil, Peru, Chile and Argentina).
The total consideration for the transactions is 7.7 billion euros (including the Purchaser’s assumption of certain future committed acquisitions), subject to certain closing adjustments.
The agreements establish the sale of approximately 30,722 telecommunication tower sites through two separate and independent transactions.
Among other aspects, the agreements include the Purchaser’s commitment to maintain employment post-closing of the transactions. Additionally, Telefónica Group operators will maintain the current tower lease agreements signed with the companies being sold so that these companies will continue to provide their services on similar terms to the operators as those currently provided. Renewal conditions do not include any new "all or nothing" clauses.
The agreements contain certain representations, warranties and covenants of the parties. Consummation of the transactions is subject to certain closing conditions, including government and regulatory approval. The agreements contain certain termination provisions and, in addition, may be terminated by Telxius if certain closing conditions have not been satisfied or waived for any reason not attributable to Telxius.
Additionally, the agreements include the transfer to the Purchaser of the towers that Telxius agreed to acquire from Telefónica Deutschland under the agreement signed on June 8, 2020, which was disclosed to the market via a notice of “Other Relevant Information” (CNMV registry number 2615) — including the towers acquired in the first phase on September 1, 2020 and the towers that will be acquired in the second phase by August 2021.
d) Environmental matters
The Group has a global environmental strategy and acts at different levels in alignment with the business strategy. The environment is a central issue throughout the Company, involving the areas of operations and management, as well as business and innovation.
Environmental strategy is the responsibility of the Board of Directors, which approves the global environmental policy and objectives, within the framework of the Group's Responsible Business Plan. The carbon reduction targets are part of the variable remuneration of the Company's employees, including the Board of Directors.
Environmental Management System (EMS) ISO 14001 is the chosen model to ensure the protection of the environment. In 2020 the Group continued to have their operators certified under the requirements of the standard.

As part of integrating the environment into the Company's strategy, in 2020 the Group issued another Green Bond —the first hybrid in the sector— based on the Telefónica Sustainable Financing Framework whereby the company had issued the first Green Bond of the sector worldwide in early 2019. The SDG Framework is in accordance with the Green Bond Principles 2018, Social Bond Principles 2018 and Sustainability Bond Guidelines 2018, each published by the International Capital Market Association.
The funds of the hybrid Green Bond (500 million euros, see Note 17) have served to finance projects aimed at increasing the Company’s energy efficiency through the process of transforming the copper network into fibre optic (85% more efficient) in Spain. The deployment of fibre made it possible to close hundreds of technical buildings, re-using much of the equipment and recycling all the material as part of the commitment to the circular economy. The Company's goal is to have 100% of its retail customers in Spain using fibre by 2025.
Furthermore, in February 2021 a new issue of hybrid bonds amounting to 1,000 million euros (see Note 31) was carried out, guaranteed by Telefónica, S.A. The net proceeds of the issue of the Securities will be subject to specific eligibility criteria to be applied to new or existing projects, as detailed in Telefónica's Sustainable Development Goals Framework (the "SDG Framework").
Sustainable financing contributes to Telefónica's decarbonisation strategy and its goals of reducing emissions and energy consumption.
e) Auditors’ fees
The services commissioned to the auditors meet the independence requirements stipulated by the Spanish Audit Law 22/2015, July 20, the US SEC rules and the Public Company Accounting Oversight Board (PCAOB).
The expenses accrued by the Group, in respect of the fees for services rendered to the various member firms of the PwC network, of which PricewaterhouseCoopers Auditores, S.L. ("PwC Auditores, S.L."), the auditors of Telefónica, S.A., forms part, amounted to 22.86 million euros and 18.72 million euros in 2020 and 2019, respectively.
The detail of these amounts is as follows:

	2020			2019
Millions of euros	PwC Auditores, S.L.	Other PwC	Total	PwC Auditores, S.L.	Other PwC	Total
Audit services	11.23	10.40	21.63	6.92	10.62	17.54
Audit-related services	0.62	0.61	1.23	0.73	0.45	1.18
Tax services	—	—	—	—	—	—
All other services (consulting, advisory, etc.)	—	—	—	—	—	—
Total	11.85	11.01	22.86	7.65	11.07	18.72
Audit services includes audit fees of Telefónica, S.A. individual and consolidated financial statements and its subsidiaries, as well as reviews of interim financial statements. These Audit services also incorporate the integrated audits of the financial statements for the annual report Form 20-F to file with the US SEC for those entities currently required including, therefore, the internal control audit over the financial information to comply with the requirements of the Sarbanes-Oxley 2002 Act (Section 404). Also includes audit work related with legal and regulatory requirements that the auditor must necessarily perform in their function and audit and reviews of financial statements in connection with financial transactions.
Audit-related services: services related to the review of the information required by regulatory authorities, agreed financial reporting procedures not requested by legal or regulatory bodies, the issuance of comfort letters, the report on the information relating to the system of internal control over financial reporting (ICFR) and the verification of the non-financial information in the annual reports.
During the years 2020 and 2019, the Principal Auditor has not performed Tax Services or any All other services, other than the Audit services or the Audit-related services in the Group.
PwC Auditores, S.L., has provided the following services to the Group during the years 2020 and 2019: the individual and consolidated financial statements audit, reviews of interim financial statements, the integrated audit of the financial statements for the annual report Form 20-F to file with the US SEC, the internal control audit over the financial information to comply with the requirements of the Sarbanes-Oxley 2002 Act (Section 404), audit and reviews of financial statements in connection with financial transactions, the issuance of comfort letters, agreed financial reporting procedures and the verification of the non-financial information in the annual reports.
Other Audit Firms other than those integrated in the international PwC network, have provided services to the Group, the total amounted to 18.20 million euros in 2020 (13.97 million euros in 2019), the detail of the audit services corresponds to 0.65 million euros in the year 2020 (0.36 million euros in 2019).
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
In accordance with the foregoing, the shareholders acting at the Ordinary General Shareholders’ Meeting held on April 11, 2003 set at 6 million euros the maximum amount of annual gross compensation to be received by the Board of Directors as a fixed allotment and as attendance fees for attending the meetings of the Advisory or Control Committees of the Board of Directors. Thus, as regards fiscal year 2020, the total amount of compensation accrued by the Directors of Telefónica, in their capacity as such, was 3,002,534 euros for the fixed allocation and for attendance fees.
The compensation of the Directors of Telefónica in their capacity as members of the Board of Directors, of the Executive Commission and/or of the Advisory or Control Committees consists of a fixed amount payable monthly and of attendance fees for attending the meetings of the Advisory or Control Committees.
Set forth below are the amounts established in fiscal year 2020 as fixed amounts for belonging to the Board of Directors, the Executive Commission and the Advisory or Control Committees of Telefónica and the attendance fees for attending meetings of the Advisory or Control Committees of the Board of Directors:

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

In this regard, it is noted that the Executive Chairman, Mr. José María Álvarez-Pallete López, waived the receipt of the above amounts (i.e., 240,000 euros as Chairman of the Board of Directors and 80,000 euros as Chairman of the Executive Commission).

Likewise, the fixed remuneration of 1,923,100 euros established for the 2021 financial year related to executive roles carried out by Executive Chairman, Mr. José María Álvarez-Pallete López is equal to that received in the previous five years (i.e. 2020, 2019, 2018, 2017 and 2016), which was set in his capacity as Chief Operating Officer, remaining invariably after his appointment as Chairman in 2016. This compensation is a 13.8% lower to the compensation established for the position of Executive Chairman prior to his appointment as such.
The fixed remuneration, for his executive roles, of 1,600,000 euros that the Chief Operating Officer (C.O.O.), Mr. Ángel Vilá Boix, has established for the 2021 financial year is equal to the one received in the years 2020 and 2019.
Individualized description
Appendix II provides an individual breakdown by item of the compensation and benefits that the members of the Board of Directors and of the Senior Management of the Company have accrued and/or received from Telefónica, S.A. and from other companies of the Telefónica Group during fiscal year 2020. Likewise, the compensation and benefits accrued and/or received, during such year, by the members of the Company's Senior Management are broken down.

Note 30. Operations classified as held for sale
The breakdown of non-current assets and disposal groups held for sale and liabilities associated at December 31, 2020 and December 31, 2019 is as follows:

2020
Millions of euros	Non-current assets and disposal groups held for sale	Liabilities associated with non-current assets and disposal groups held for sale
Telefónica United Kingdom	13,053	3,704
Telecommunications towers divisions of Telxius	1,912	866
Telefónica de Costa Rica	420	221
Other assets	28	—
Total	15,413	4,791

2019
Millions of euros	Non-current assets and disposal groups held for sale	Liabilities associated with non-current assets and disposal groups held for sale
Telefónica Móviles El Salvador	327	136
Telefónica de Costa Rica	439	244
Other assets	52	—
Total	818	380

On May 7, 2020, Telefónica reached an agreement with Liberty Global plc to combine into a 50-50 joint venture their operating businesses in the United Kingdom (see Note 2).
The non-current assets of Telefónica United Kingdom ceased to be amortized and depreciated for accounting purposes from the date they were reclassified as non-current assets held for sale (see Note 4).
The accumulated amount of translation differences of companies whose reporting currency is the pound sterling is disclosed in Note 17.f.
On January 13, 2021, Telxius Telecom, S.A. (a company of the Telxius Group), has signed an agreement with American Tower Corporation for the sale of its telecommunications towers divisions in Europe (Spain and Germany) and in Latin America (Brazil, Peru, Chile and Argentina), for an amount of 7.7 billion euros (see Note 2).
On July 30, 2020, Telefónica reached an agreement with Liberty Latin America Ltd. for the sale of the entire share capital of Telefónica de Costa Rica TC, S.A. At the date of issue of these consolidated financial statements, the closing of the transaction is subject to the pertinent regulatory approvals (see Note 2).
At December 31, 2019 the closing of the Telefónica Móviles El Salvador sale was pending approval by the competition authority. In 2020, Telefónica and América Móvil, S.A.B de C.V. terminated the purchase agreement (see Note 2). As a consequence, Telefónica Móviles El Salvador ceased to be classified as a disposal group held for sale. This has led to the reclassification of the assets and liabilities to the corresponding captions of the consolidated statement of financial position. This change in classification has also resulted in the recognition in 2020 of the amortisation and depreciation charges corresponding to years 2019 and 2020 amounting to 32 million euros and 33 million euros, respectively, together with the corresponding impacts on taxes and non-controlling interests, arriving to a net impact on net income attributable to equity holders of the parent of 14 million euros and 20 million euros, respectively.

The breakdown of assets and liabilities of Telefónica de Costa Rica, the telecommunications towers divisions of Telxius and Telefónica United Kingdom, classified as Non-current assets and disposal groups held for sale and associated liabilities in the consolidated statement of financial position at December 31, 2020 is as follows:

2020
Millions of euros	T. Costa Rica	Telecommunications towers divisions of Telxius	T. United Kingdom
Non-current assets	355	1,885	10,950
Intangible assets	64	36	1,619
Goodwill	—	262	4,594
Property, plant and equipment	101	766	3,668
Rights of use	134	555	666
Investments accounted for by the equity method	—	—	10
Financial assets and other non-current assets	27	16	392
Deferred tax assets	29	250	1
Current assets	65	27	2,103
Inventories	5	—	141
Receivables and other current assets	50	12	1,876
Tax receivables	2	1	—
Other current financial assets	—	—	80
Cash and cash equivalents	8	14	6
Non-current liabilities	158	631	848
Non-current lease liabilities	88	412	318
Payable and other non-current liabilities	—	—	226
Deferred tax liabilities	66	7	205
Non-current provisions	4	212	99
Current liabilities	63	235	2,856
Current lease liabilities	16	158	204
Payables and other current liabilities	34	72	1,994
Tax payables	13	5	583
Current provisions	—	—	75

The breakdown of assets and liabilities of Telefónica de Costa Rica and Telefónica Móviles El Salvador, classified as Non-current assets and disposal groups held for sale and associated liabilities in the consolidated statement of financial position at December 31, 2019 was as follows:

2019
Millions of euros	T. Costa Rica	T. Móviles El Salvador
Non-current assets	352	279
Intangible assets	72	34
Goodwill	—	63
Property, plant and equipment	100	124
Rights of use	139	53
Financial assets and other non-current assets	13	3
Deferred tax assets	28	2
Current assets	87	48
Inventories	9	4
Receivables and other current assets	61	31
Tax receivables	4	2
Other current financial assets	—	2
Cash and cash equivalents	13	9
Non-current liabilities	166	69
Non-current financial liabilities	—	13
Non-current lease liabilities	104	35
Payable and other non-current liabilities	—	1
Deferred tax liabilities	58	15
Non-current provisions	4	5
Current liabilities	78	67
Current financial liabilities	—	23
Current lease liabilities	19	11
Payables and other current liabilities	47	32
Tax payables	12	1

Note 31. Events after the reporting period
The following events regarding the Telefónica Group took place between December 31, 2020 and the date of authorization for issue of the accompanying consolidated financial statements:
•On January 13, 2021, Telefónica's subsidiary, Telxius, signed two agreements with American Tower International, Inc. (the “Purchaser”), a subsidiary of American Tower Corporation ("ATC"), for the sale of its telecommunications towers divisions in Europe (Spain and Germany) and in Latin America (Brazil, Peru, Chile and Argentina), for a total cash consideration of 7.7 billion euros, (including the Purchaser's assumption of the future committed acquisitions), subject to certain closing adjustments.
The agreement establishes the sale of approximately 30,722 telecommunication tower sites through two separate and independent transactions.
Among other aspects, the agreements include the Purchaser’s commitment to maintain employment post-closing of the transactions. Additionally, the Telefónica Group operators will maintain the current tower lease agreements signed with the companies being sold so that these companies will continue to provide their services on similar terms to the operators as those currently provided. Renewal conditions do not include any new "all or nothing" clauses (see Note 29.c).
•On January 29, 2021, a Purchase and Sale Agreement was entered into among Telefónica Brasil S.A., Tim S.A. and Claro S.A., (jointly the “Purchasers”) and Oi Móvel S.A. (the “Seller”) of the mobile assets of the Oi Group, of which they were declared winners at the judicial auction held on December 14, 2020. The effectiveness of this acquisition by the Purchasers is subject to certain conditions usually applicable to transactions of this nature, all of which are part of the purchase and sale agreement, including obtaining the required regulatory authorizations. In addition, this acquisition shall take place in accordance with the segregation plan of such assets.
•In February 2021, Telefónica Europe, B.V. announced the following transactions related to its hybrid capital:
(a) a new issue amounting to 1,000 million euros, guaranteed by Telefónica, S.A. The net proceeds thereof will be subject to specific eligibility criteria to be applied to new or existing projects, as detailed in Telefónica's Sustainable Development Goals Framework (the "SDG Framework"). The SDG Framework is in accordance with the Green Bond Principles 2018, Social Bond Principles 2018 and Sustainability Bond Guidelines 2018, each published by the International Capital Market Association. The settlement took place on February 12, 2021.
(b) a tender offer on hybrid instruments in euros, with first call date in March 2022. Telefónica Europe, B.V. offered to purchase for cash any and all of the tendered securities in an aggregate principal amount of 758 million euros. The tender offer settled on February 15, 2021.
•On February 8, 2021, Telefónica Brasil S.A parcial redeemed 1,000 million Brazilian reais of its bond, issued on February 8, 2017.
•On February 10, 2021, Telefónica Germany GmbH & Co. OHG redeemed 500 million euros of its bond, issued on February 10, 2014.
•On February 16, 2021, Telefónica Emisiones, S.A.U. redeemed 1,500 million dollars of its notes issued on February 16, 2011. These notes were guaranteed by Telefónica, S.A.
•On February 22, 2021, Telefónica Chile, S.A. entered into a stock purchase agreement with KKR Alameda Aggregator L.P. (a vehicle controlled by funds managed or advised by KKR affiliated entities) for the sale of 60% of the shares of InfraCo, SpA ("InfraCo").
As part of the transaction, Telefónica Chile will sell approximately two million homes passed with fiber to InfraCo. Additionally, Telefónica Chile and InfraCo will enter into certain agreements for the provision of various services, including an agreement to provide wholesale connectivity services to Telefónica Chile on InfraCo’s fiber network.
The transaction values InfraCo at 1.0 billion U.S. dollars (approximately 0.8 billion euros at the exchange rate as of the date of the agreement).
The transaction is subject to obtaining the corresponding authorizations from the antitrust authorities.

Appendix I: Scope of consolidation
The main Companies of the Telefónica Group
The table below lists the main companies comprising the Telefónica Group at December 31, 2020 and the main investments consolidated using the equity method.
Included for each company are the company name, corporate purpose, country, functional currency, share capital (in millions of functional currency units), the Telefónica Group’s effective shareholding and the company or companies through which the Group holds a stake.
Parent Company
Telefónica, S.A.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica Spain
Telefónica de España, S.A.U. Telecommunications service provider	Spain	EUR	1,024	100%	Telefónica, S.A.
Telefónica Móviles España, S.A.U. Wireless communications services provider	Spain	EUR	209	100%	Telefónica, S.A.
Acens Technologies, S.L. Holding housing and telecommunications solutions Service provider	Spain	EUR	23	100%	Telefónica de España, S.A.U.
Teleinformática y Comunicaciones, S.A.U. (Telyco) Promotion, marketing and distribution of telephone and telematic equipment and services	Spain	EUR	8	100%	Telefónica de Contenidos, S.A.U.
Telefónica Soluciones de Informática y Com. de España S.A.U. Telecommunications systems, networks and infrastructure engineering	Spain	EUR	2	100%	Telefónica de España, S.A.U.
Telefónica Soluciones de Outsourcing, S.A. Promotion and networks management	Spain	EUR	1	100%	Telefónica de Contenidos, S.A.U.
Telefónica Servicios Integrales de Distribución S.A.U. Logistic service provider	Spain	EUR	2	100%	Telefónica de España, S.A.U.
Telefónica de Contenidos, S.A.U. Organization and operation of multimedia service-related business	Spain	EUR	226	100%	Telefónica, S.A.
Telefónica Servicios Audiovisuales, S.A.U. Provision of all type of audiovisual telecommunications services	Spain	EUR	6	100%	Telefónica de Contenidos, S.A.U.
Telefónica Broadcast Services, S.L.U. DSNG-based transmission and operation services	Spain	EUR	—	100%	Telefónica de Contenidos, S.A.U.
TBSC Barcelona Producciones, S.L.U. Provision of audiovisual telecommunications services	Spain	EUR	—	100%	Telefónica Broadcast Services, S.L.U.
Telefónica Audiovisual Digital, S.L.U. Provision of all type of audiovisual telecommunications services	Spain	EUR	46	100%	Telefónica de Contenidos, S.A.U.
Compañía Independiente de Televisión, S.L. Provision of all type of audiovisual telecommunications services	Spain	EUR	1	100%	Telefónica Audiovisual Digital, S.L.U.
Telefónica Global Technology, S.A.U. Global management and operation of IT systems	Spain	EUR	16	100%	Telefónica de Contenidos, S.A.U.
Buendía Producción, S.L. Service provision related to film and video production activities	Spain	EUR	—	50%	Telefónica Audiovisual Digital, S.L.U.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica United Kingdom
O2 Holdings Ltd Holding company	United Kingdom	GBP	12	100%	Telefónica O2 Holding Ltd.
Telefónica United Kingdom Ltd. Wireless communications	United Kingdom	GBP	10	100%	O2 Holdings Ltd.
Giffgaff Ltd Wireless communications services provider	United Kingdom	GBP	—	100%	Telefónica United Kingdom Ltd.
O2 Networks Ltd. Holding company	United Kingdom	GBP	—	100%	O2 Holdings Ltd.
Cornerstone Telecomunications Network sharing	United Kingdom	GBP	—	50%	O2 Networks Ltd. (40%) O2 Cedar Ltd (10%)
Telefónica Germany
Telefónica Deutschland Holding A.G Holding company	Germany	EUR	2,975	69.22%	Telefónica Germany Holdings Limited
Telefónica Germany GmbH & Co. OHG Wireless communications services operator	Germany	EUR	51	69.22%	Telefónica Deutschland Holding A.G (69.21%) T. Germany Management, GmbH (0.01%)
E-Plus Service GmbH Wireless communications services operato	Germany	EUR	—	69.22%	Telefónica Germany GmbH & Co. OHG
Telefónica Germany Business Sales GmbH Technological and consulting services in Big Data provider	Germany	EUR	—	69.22%	Telefónica Germany GmbH & Co. OHG
O2 Telefónica Deutschland Finanzierungs GmbH Integrated cash management, consulting and financial support for Group companies	Germany	EUR	—	69.22%	Telefónica Germany GmbH & Co. OHG
Telefónica Brazil
Telefônica Brasil, S.A. Wireline telephony operator	Brazil	BRL	63,571	73.69%	Telefónica Latinoamérica Holding, S.L.U.(24.18%) Telefónica, S.A. (29.77%) Sao Paulo Telecomunicaçoes Participaçoes, Ltda. (19.67%) Telefónica Chile, S.A. (0.06%)
Terra Networks Brasil, Ltda. ISP and portal	Brazil	BRL	—	73.69%	Telefônica Brasil, S.A.
Telefônica Infraestructura e Segurança Brasil Ltda. Security services and systems	Brazil	BRL	—	73.69%	Terra Networks Brasil, Ltda.
Telxius Group
Telxius Telecom, S.A. Telecommunications service provider	Spain	EUR	260	50.01%	Pontel Participaciones, S.L.
Telxius Cable América, S.A. Provision of high bandwidth communications services	Uruguay	USD	507	50.01%	Telxius Telecom, S.A.
Telxius Cable España, S.L.U. Establishment and operation of any kind of communications infrastructure and/or network	Spain	EUR	5	50.01%	Telxius Telecom, S.A.
Telxius Cable República Dominicana, S.A.S. Telecommunications service provider	Republica Dominicana	USD	3	50.01%	Telxius Cable América, S.A. (49.51%) Telxius Cable España, S.L.U. (0.50%)
Telxius Cable Argentina, S.A. Operation and deployment of telecommunications infraestructure	Argentina	USD	78	50.01%	Telxius Cable América, S.A. (49.98%) Telxius Cable España, S.L.U. (0.03%)
Telxius Cable Panamá, S.A. Installation and operation of telecommunications networks for wholesalers	Panama	USD	17	50.01%	Telxius Cable América, S.A.
Telxius Cable Puerto Rico, Inc. High capacity optical fibre network communications services	Puerto Rico	USD	24	50.01%	Telxius Cable América, S.A.
Telxius Cable USA, Inc. High bandwidth communications services	USA	USD	58	50.01%	Telxius Cable América, S.A.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telxius Group (Cont.)
Telxius Cable Ecuador, S.A. Sale of usage of data transmission capacity via an underwater optical fibre network	Ecuador	USD	5	50.01%	Telxius Cable América, S.A. (50%) Telxius Cable Perú, S.A.C. (0.01%)
Telxius Cable Chile, S.A. Involvement in businesses related to public or private telecommunications services	Chile	USD	37	50.01%	Telxius Cable América, S.A.
Telxius Cable Guatemala, S.A. Installation and operation of telecommunications networks for wholesalers	Guatemala	USD	24	50.01%	Telxius Cable América, S.A.
Telxius Cable Perú, S.A.C. Involvement in the operation and deployment of international telecommunications services via underwater cables and others means	Peru	USD	20	50.01%	Telxius Cable América, S.A.
Telxius Cable Colombia, S.A. Supply of data transmission capacity via underwater cable system	Colombia	USD	4	50.01%	Telxius Cable América, S.A. (47.50%) Telxius Cable Chile, S.A. (0.83%) Telxius Cable Perú, S.A.C. (0.84%) Telxius Cable Guatemala, S.A. (0.83%) Telxius Cable Argentina, S.A. (0.01%)
Telxius Cable Brasil Participaçoes, Ltda. Holding company	Brazil	USD	62	50.01%	Telxius Cable América, S.A.
Telxius Cable Brasil, Ltda. Operation and deployment of telecommunications infrastructure	Brazil	USD	74	50.01%	Telxius Cable Brasil Participaçoes, Ltda.
Telxius Cable Bolivia, S.A. Establishment and operation of any kind of communications infrastructure and/or network	Bolivia	USD	5	50.01%	Telxius Cable América, S.A. (49.01%) Telxius Cable España, S.L.U. (0.5%) Telxius Cable Argentina, S.A. (0.5%)
Telxius Group - companies held for sale
Inmosites, S.A.U. Compra y alquiler de inmuebles relacionado con el negocio de infraestructuras de telecomunicaciones	Spain	EUR	13	50.01%	Telxius Telecom, S.A.
Telxius Torres Latam, S.L.U. Establishment and operation of any kind of communications infrastructure and/or network	Spain	EUR	8	50.01%	Telxius Telecom, S.A.
Telxius Torres España, S.L.U. Establishment and operation of any kind of communications infrastructure and/or network	Spain	EUR	10	50.01%	Telxius Telecom, S.A.
Telxius Towers Germany, Gmbh. Telecommunications service provider	Germany	EUR	—	50.01%	Telxius Telecom, S.A.
Telxius Torres Perú S.A.C. Telecommunications service provider	Peru	PEN	104	50.01%	Telxius Torres Latam, S.L.U.
Telxius Torres Chile Holding, S.A. Holding company	Chile	EUR	8	50.01%	Telxius Torres Latam, S.L.U. (50%) Telxius Torres España, S.L.U. (0.01%)
Telxius Torres Chile, S.A. Telecommunications service provider	Chile	CLP	29,221	50.01%	Telxius Torres Chile Holding, S.A.
Telxius Torres Brasil, Ltda. Telecommunications service provider	Brazil	BRL	1,352	50.01%	Telxius Torres Latam, S.L.U.
Inmosites Brasil Participaçoes Imobiliarias Ltda Telecommunications service provider	Brazil	BRL	14	50.01%	Telxius Torres Brasil, Ltda.
Telxius Torres Argentina, S.A. Telecommunications service provider	Argentina	ARS	2,097	50.01%	Telxius Torres Latam, S.L.U. (47.51%) Telxius Telecom, S.A. (2.50%)

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica Hispam
Telefónica Hispanoamérica, S.A.U. Holding company	Spain	EUR	—	100%	Telefónica, S.A.
Telefónica Venezolana, C.A. Wireless communications operator	Venezuela	VESM	12,576	100%	Telefónica Hispanoamérica, S.A.U. (97.44%) Comtel Comunicaciones Telefónicas, S.A. (2.56%)
Colombia Telecomunicaciones, S.A. ESP Communications services operator	Colombia	COP	3,410	67.50%	Telefónica Hispanoamérica, S.A.U. (67.50%)
Operaciones Tecnológicas y Comerciales S.A.S Communications services operator	Colombia	COP	2,330	67.50%	Colombia Telecomunicaciones, S.A. ESP (67.50%)
Telefónica Móviles México, S.A. de C.V. Holding Company	Mexico	MXN	100,264	100%	Telefónica, S.A.
Terra Networks México, S.A. de C.V. ISP, portal and real-time financial information services	Mexico	MXN	47	100%	Terra Networks Mexico Holding, S.A. de C.V.
Fisatel Mexico, S.A. de C.V. Integrated cash mangement, consulting and financial support for Group companies	Mexico	MXN	3,505	100%	Telefónica Hispanoamérica, S.A.U. (99.99%) Pegaso Pcs S.A. de CV. (0.01%)
Otecel, S.A. Wireless communications services provider	Ecuador	USD	183	100%	Telefónica Hispanoamérica, S.A.U.
Telefónica de Argentina, S.A. Telecommunications service provider	Argentina	ARS	64,520	100%	Telefónica Móviles Argentina, S.A. (87.8%) Telefónica Latinoamérica Holding, S.L.U. (10.8%) Telefónica, S.A. (0.9%) Telefónica International Holding, B.V. (0.5%)
Telefónica Móviles Argentina, S.A. Telecommunications service provider	Argentina	ARS	9,251	100%	Telefónica, S.A. (73.20%) Telefónica Latinoamérica Holding, S.L.U. (25.28%) Telefónica International Holding, B.V. (1.52%)
Telefónica Móviles Chile, S.A. Wireless communications services operator	Chile	CLP	1,364,872	100%	Inversiones Telefónica Internacional Holding S.A. (98.96%) Telefónica Hispanoamérica, S.A.U. (1.04%)
Telefónica Chile, S.A. Local and international long distance telephony services provider	Chile	CLP	569,773	99.14%	Telefónica Móviles Chile, S.A.
Telefónica Chile Holdings, S.L. Holding Company	Chile	CLP	—	100%	Telefónica Hispanoamérica, S.A.U.
Telefónica del Perú, S.A.A. Local, domestic and international long distance telephone service provider	Peru	PEN	2,954	98.94%	Telefónica Hispanoamérica, S.A.U.
Media Networks Latin America, S.A.C Telecommunications research activities and proyects	Peru	USD	91	100%	Telefónica Latinoamérica Holding, S.L.U.
Telefónica Móviles del Uruguay, S.A. Wireless communications and services operator	Uruguay	UYU	1,107	100%	Telefónica Hispanoamérica, S.A.U.
Other companies
Telefónica Infra, S.L. Holding company	Spain	EUR	—	100%	Telefónica , S.A.
Telefónica Infra Germany GmbH Broadband telecommunications operator	Germany	EUR	—	100%	Telefónica Infra, S.L.
Telefónica O2 Holdings Ltd. Holding company	United Kingdom	GBP	9	100%	Telefónica, S.A. (99.99%) Telefónica Capital S.A. (0.01%)
MmO2 plc Holding company	United Kingdom	GBP	—	100%	Telefónica O2 Holding Ltd.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other companies (Cont.)
O2 International Holdings Ltd. Holding company	United Kingdom	GBP	—	100%	O2 (Europe) Ltd.
O2 (Netherlands ) Holdings BV. Holding company	Netherlands	EUR	—	100%	O2 International Holdings Ltd.
Telefónica Germany Holdings Ltd. Holding company	United Kingdom	EUR	—	100%	O2 (Europe) Ltd.
O2 (Europe) Ltd. Holding company	United Kingdom	EUR	1,239	100%	Telefónica, S.A.
Telefónica International Holding, B.V Holding company	Netherlands	EUR	—	100%	Telefónica Latinoamérica Holding, S.L.U.
Telefónica Latinoamérica Holding, S.L.U. Holding company	Spain	EUR	237	100%	Telefónica, S.A.
Sao Paulo Telecomunicaçoes Participaçoes Ltda Holding company	Brazil	BRL	14,804	100%	Telefónica Latinoamérica Holding, S.L.U. (60.6%) Telefónica, S.A. (39.4%)
Telefónica Global Solutions, S.L.U. International services provider	Spain	EUR	1	100%	Telefónica, S.A
Telefónica USA, Inc. Telecommunications services provider	USA	USD	202	100%	Telefónica Global Solutions, S.L.U.
Telefónica International Wholesale Services México, S.A. Telecommunications research activities and proyects	Mexico	MXN	31	100%	Telefónica Global Solutions, S.L.U.
Telefónica Digital España, S.L. Developer Telco Services Holding Company	Spain	EUR	24	100%	Telefónica, S.A
Telefónica Digital Ltd. Developer Telco Services	United Kingdom	GBP	66	100%	Telefónica Digital España, S.L.
Telefonica Open Innovation S.L. Talent identification and development in ICT.	Spain	EUR	2	100%	Telefónica Digital España, S.L.
Wayra Chile Tecnología e Innovación Limitada Technological innovation based business project development	Chile	CLP	29,899	100%	Telefonica Open Innovation S.L.
Wayra Brasil Desenvolvedora e Apoiadora de Projetos Ltda. Technological innovation based business project development	Brazil	BRL	49	100%	Telefonica Open Innovation S.L.
WY Telecom, S.A. de C.V. Talent identification and development in ICT	Mexico	MXN	173	100%	Telefonica Open Innovation S.L.
Wayra Argentina, S.A. Talent identification and development in ICT	Argentina	ARS	382	100%	Telefonica Open Innovation S.L. (95%) Telefónica Latinoamérica Holding, S.L.U. (5%)
Wayra Colombia, S.A.S. Technological innovation based business project development	Colombia	COP	2,304	100%	Telefonica Open Innovation S.L.
Proyecto Wayra, C.A. Commercial, industrial and mercantile activities	Venezuela	VES	75,422	100%	Telefónica Venezolana, C.A.
Wayra Perú Aceleradora de Proyectos, S.A.C. Technological innovation based business project development	Peru	PEN	28	100%	Telefonica Open Innovation S.L.
Wayra UK Ltd. Technological innovation based business project development	United Kingdom	GBP	—	100%	Telefonica Open Innovation S.L.
Terra Networks Perú, S.A. ISP and portal	Peru	PEN	10	100%	Telefónica Latinoamérica Holding, S.L.U.
Terra Networks Argentina, S.A. ISP and portal	Argentina	ARS	14	100%	Telefónica Latinoamérica Holding, S.L.U. (99.99%) Telefónica International Holding, B.V. (0.01%)U.
Telfisa Global, B.V. Integrated cash management, consulting and financial support for Group companies	Netherlands	EUR	—	100%	Telefónica, S.A.
Telefónica Global Activities Holding, B.V. Holding Company	Netherlands	EUR	—	100%	Telfisa Global, B.V.
Telefónica Global Services, GmbH Purchasing services	Germany	EUR	—	100%	Group 3G UMTS Holding, GmbH

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other companies (Cont.)
Telefónica Global Roaming, GmbH Optimization of network traffic	Germany	EUR	—	100%	Telefónica Global Services, GmbH
Group 3G UMTS Holding GmbH Holding Company	Germany	EUR	250	100%	Telefónica Global Activities Holdings, B.V
Telefónica Compras Electrónicas, S.L. Development and provision of information Society services	Spain	EUR	—	100%	Telefónica Global Services, GmbH
Telefonica Iot & Big Data Tech S.A. Provision of telemarketing services	Spain	EUR	1	100%	Telefónica Tech S.L.
Telefónica Educación Digital, S.L. Vertical e-learning portal	Spain	EUR	1	100%	Telefónica Digital España, S.L.
Telfin Ireland Ltd. Intragroup financing	Ireland	EUR	—	100%	Telefónica, S.A.
Telefónica Ingeniería de Seguridad, S.A.U. Security services and systems	Spain	EUR	8	100%	Telefónica, S.A.
Telefónica Capital, S.A.U. Finance company	Spain	EUR	7	100%	Telefónica, S.A.
Lotca Servicios Integrales, S.L. Aircraft ownership and operation	Spain	EUR	17	100%	Telefónica, S.A.
Fonditel Pensiones, Entidad Gestora de Fondos de Pensiones, S.A Administration of pension funds	Spain	EUR	16	70%	Telefónica Capital, S.A.
Fonditel Gestión, Soc. Gestora de Instituciones de Inversión Colectiva, S.A. Administration and representation of collective investment schemes	Spain	EUR	2	100%	Telefónica Capital, S.A.
Telefónica Investigación y Desarrollo, S.A.U. Telecommunications research activities and projects	Spain	EUR	7	100%	Telefónica, S.A.
Telefónica Luxembourg Holding, S.à.r.L. Holding company	Luxembourg	EUR	3	100%	Telefónica, S.A.
Casiopea Reaseguradora, S.A. Reinsurance	Luxembourg	EUR	—	100%	Telefónica Luxembourg Holding, S.à.r.L.
Nova Casiopea RE S.A. Reinsurance	Luxembourg	EUR	15	100%	Telefónica Luxembourg Holding, S.à.r.L.
Telefónica Insurance, S.A. Direct insurance transactions	Luxembourg	EUR	24	100%	Telefónica Luxembourg Holding, S.à.r.L.
Telefónica Finanzas, S.A.U. Integrated cash management, consulting and financial support for Group companies	Spain	EUR	3	100%	Telefónica, S.A.
Pléyade Peninsular, Correduría de Seguros y Reaseguros del Grupo Telefónica, S.A. Distribution, promotion or preparation of insurance contracts	Spain	EUR	—	100%	Telefónica Finanzas, S.A.U. (TELFISA) (83.33%) Telefónica, S.A. (16.67%)
Telefónica Europe, B.V. Fund raising in capital markets	Netherlands	EUR	—	100%	Telefónica, S.A.
Telefónica Participaciones, S.A.U. Financial debt instrument issuer	Spain	EUR	—	100%	Telefónica, S.A.
Telefónica Emisiones, S.A.U. Financial debt instrument issuer	Spain	EUR	—	100%	Telefónica, S.A.
Aliança Atlântica Holding B.V. Holding company	Netherlands	EUR	150	100%	Telefónica, S.A. (50%) Telefônica Brasil, S.A. (50%)
Telefónica Serviços Empresariais do Brasil, Ltda. Management and administrative services rendered	Brazil	BRL	48	99.99%	Telefónica Servicios Globales, S.L.U.
Telefónica Gestión Integral de Edificios y Servicios S.L. Management and administrative services rendered	Spain	EUR	29	100%	Telefónica Servicios Globales, S.L.U.
Tempotel, Empresa de Trabajo Temporal, S.A. Temporary employment agency	Spain	EUR	—	100%	Telefónica Servicios Globales, S.L.U.
O2 Worldwide Limited Wireless telecommunications activities	United Kingdom	GBP	—	100%	Telefónica, S.A.
Telefónica Innovación Alpha, S.L. Electronic communications and audiovisual services provider	Spain	EUR	1	100%	Telefónica, S.A.
Telefónica Servicios Globales, S.L.U. Holding Company	Spain	EUR	1	100%	Telefónica, S.A.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other companies (Cont.)
Telefónica Holding Atticus, B.V. Holding company	Netherlands	EUR	—	100%	Telefónica Latinoamérica Holding, S.L.U.
Telefónica Soluciones de Criptografía, S.A. Engineering, research and development	Spain	EUR	—	100%	Telefónica, S.A.
Telefónica Centroamérica Inversiones ,S.L. Communications services provider	Spain	EUR	1	60%	Telefónica, S.A.
Telefónica Tech S.L. Holding Company	Spain	EUR	5	100%	Telefónica, S.A.
Telefónica Cybersecurity & Cloud Tech SL. Ciberseguridad, seguridad de información electrónica y consultoría informática	Spain	EUR	8	100%	Telefónica, S.A.
Telefónica Cybersecurity & Cloud Tech Chile SpA. Cybersecurity, electronic information security and IT consulting	Chile	CLP	10,001	100%	Telefónica Cybersecurity & Cloud Tech SL.
Telefónica Tech Inc. Cybersecurity, electronic information security and IT consulting	USA	USD	—	100%	Telefónica Cybersecurity & Cloud Tech SL.
Cyberrange S.L. Cybersecurity, electronic information security and IT consulting	Spain	EUR	—	100%	Telefónica Cybersecurity & Cloud Tech SL.
iHackLabs Ltd. Cybersecurity, electronic information security and IT consulting	United Kingdom	GBP	—	100%	Cyberrange S.L.
Ace & Niu Consulting S.L. Cybersecurity, electronic information security and IT consulting	Spain	EUR	48	100%	Telefónica Cybersecurity & Cloud Tech SL.
Audertis Audit Services S.L. Provision of audit services in the areas of security, privacy and data protection	Spain	EUR	—	100%	Telefónica Cybersecurity & Cloud Tech SL.
Govertis Advisory Services S.L. Cybersecurity, electronic information security and IT consulting	Spain	EUR	—	100%	Telefónica Cybersecurity & Cloud Tech SL.
Govertis Advisory Services Perú S.A.C. Cybersecurity, electronic information security and IT consulting	Peru	PEN	—	100%	Telefónica Cybersecurity & Cloud Tech SL.
Telefonica Cybersecurity Tech Colombia S.A.S. Cybersecurity, electronic information security and IT consulting	Colombia	COP	406	100%	Telefónica Cybersecurity & Cloud Tech SL.
Telefónica Cybersecurity Tech UK Limited Cybersecurity, electronic information security and IT consulting	United Kingdom	GBP	—	100%	Telefónica UK Ltd.
Telefonica Cybersecurity Tech Mexico, S.A de C.V. Cybersecurity, electronic information security and IT consulting	Mexico	MXN	—	100%	Telefónica Cybersecurity & Cloud Tech SL. (99%) Pegaso Pcs S.A. de CV. (1%)
Telefônica Cibersegurança e Tecnología do Brasil Ltda Cybersecurity, electronic information security and IT consulting	Brazil	BRL	26	100%	Telefónica Cybersecurity & Cloud Tech SL.
Telefónica Cybersecurity & Cloud Tech Perú S.A.C Cybersecurity, electronic information security and IT consulting	Perú	PEN	24	100%	Telefónica Cybersecurity & Cloud Tech SL. (99.99%) Telefónica Servicios Tiws S.A.C. (0.01%)
Telefonica Cybersecurity Tech Ecuador Tctech S.A. Cybersecurity, electronic information security and IT consulting	Ecuador	USD	—	100%	Otecel, S.A. (99%) TIWS Ecuador II S.A. (1%)
Telefónica Cybersecurity Tech Argentina S.A. Cybersecurity, electronic information security and IT consulting	Argentina	ARS	—	100%	Telefónica de Argentina, S.A. (95%) TIWS Argentina II S.A. (5%)
Telefónica Móviles El Salvador, S.A. de C.V. Provision of wireless and international long distance communications services	El Salvador	USD	42	59.58%	Telefónica Centroamérica Inversiones S.L. (59.46%) Telefónica Multiservicios S.A. de C.V. (0.12%)
Pontel Participaciones, S.L. Holding company	Spain	EUR	—	83.35%	Telefónica, S.A.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other companies held for sale
Telefónica de Costa Rica TC, S.A. Wireless communications	Costa Rica	CRC	182,522	100%	Telefónica, S.A.
Companies accounted for using the equity method
Telefónica Factoring España, S.A. Factoring services provider	Spain	EUR	5	50%	Telefónica, S.A.
Telefónica Factoring Do Brasil, Ltd. Factoring services provider	Brazil	BRL	5	50%	Telefónica, S.A. (40.00%) Telefónica Factoring España, S.A. (10.00)%
Telefónica Factoring Mexico, S.A. de C.V. SOFOM ENR Factoring services provider	Mexico	MXN	34	50%	Telefónica, S.A. (40.50%) Telefónica Factoring España, S.A. (9.50)%
Telefónica Factoring Perú, S.A.C. Factoring services provider	Peru	PEN	6	50%	Telefónica, S.A. (40.50%) Telefónica Factoring España, S.A. (9.50%)
Telefónica Factoring Colombia, S.A. Factoring services provider	Colombia	COP	4,000	50%	Telefónica, S.A. (40.50%) Telefónica Factoring España, S.A. (9.50%)
Telefónica Factoring Chile, SpA. Factoring services provider	Chile	CLP	547	50%	Telefónica Factoring España, S.A. (50%)
Mobile Financial Services Holding SPRL Financial services	Belgium	USD	197	50%	Telefónica Internacional Holding, B.V (26.28%) Telefónica Holding Atticus, B.V (23.72%)
Telefónica Consumer Finance, Establecimiento Financiero de Crédito, S.A. Specialised credit institution	Spain	EUR	5	50%	Telefónica, S.A.
Tesco Mobile Ltd. Wireless telephony services	United Kingdom	GBP	—	50%	O2 Communication Ltd.
The Smart Steps Data Technology Company Big data services in China	China	CNY	—	37.5%	Telefónica Digital España, S.L.
Internet para todos S.A.C Telecommunications service provider	Peru	PEN	—	54.67%	Telefónica del Perú, S.A.A.
Prosegur Alarmas España S.L. Private security services	Spain	EUR	—	50%	Telefónica de Contenidos, S.A.U
Buendía Estudios, S.L. Service provision related to film and video production activities	Spain	EUR	—	50%	Telefónica Audiovisual Digital, S.L.U.
UGG TopCo/HoldCo General Partner GmbH. Broadband telecommunications operator	Germany	EUR	—	46.92%	Telefónica Infra Germany GmbH. (40%) Telefónica Deutschland Holding A.G. (6.92%)
UGG TopCo GmbH & Co KG Broadband telecommunications operator	Germany	EUR	10	46.92%	Telefónica Infra Germany GmbH. (40%) Telefónica Deutschland Holding A.G. (6.92%)
UGG HoldCo GmbH& Co KG Broadband telecommunications operator	Germany	EUR	4	46.92%	UGG TopCo GmbH & Co KG
UGG General Partner GmbH Broadband telecommunications operator	Germany	EUR	—	46.92%	UGG HoldCo GmbH& Co KG
Unsere Grüne Glasfaser GmbH & Co KG Broadband telecommunications operator	Germany	EUR	4	46.92%	UGG HoldCo GmbH& Co KG

Main changes in the scope of consolidation for the year 2020
Acquisition of new companies

Companies/Segment/Subsidiaries	Country	Date of inclusion	% Acquisition
Other companies
Telefónica Infra Germany GmbH Broadband telecommunications operator	Germany	10/31/2020	100%
Cyberrange S.L. Cybersecurity, electronic information security and IT consulting	Spain	08/31/2020	100%
iHackLabs Ltd. Cybersecurity, electronic information security and IT consulting	United Kingdom	08/31/2020	100%
Ace & Niu Consulting S.L. Cybersecurity, electronic information security and IT consulting	Spain	08/31/2020	100%
Audertis Audit Services S.L. Provision of audit services in the areas of security, privacy and data protection	Spain	08/31/2020	100%
Govertis Advisory Services S.L. Cybersecurity, electronic information security and IT consulting	Spain	08/31/2020	100%
Govertis Advisory Services Perú S.A.C. Cybersecurity, electronic information security and IT consulting	Peru	08/31/2020	100%
Companies accounted for using the equity method
Prosegur Alarmas España S.L. Private security services	Spain	02/29/2020	50%

New joint ventures
Companies/Segment/Subsidiaries	Country	Date of inclusion	% Acquisition
UGG TopCo/HoldCo General Partner GmbH. Broadband telecommunications operator	Germany	10/31/2020	46.92%
UGG TopCo GmbH & Co KG Broadband telecommunications operator	Germany	10/31/2020	46.92%
UGG HoldCo GmbH& Co KG Broadband telecommunications operator	Germany	10/31/2020	46.92%
UGG General Partner GmbH Broadband telecommunications operator	Germany	10/31/2020	46.92%
Unsere Grüne Glasfaser GmbH & Co KG Broadband telecommunications operator	Germany	10/31/2020	46.92%

Constitution of new companies

Companies/Segment/Subsidiaries	Country	Date of inclusion	% Acquisition
Telefónica Spain
TBSC Barcelona Producciones, S.L.U. Provision of audiovisual telecommunications services	Spain	03/31/2020	100%
Buendía Producción, S.L. Service provision related to film and video production activities	Spain	06/30/2020	50%
Telefónica Germany
Telefónica Germany Mobilfunk Standortgesellschaft mbH. Telecommunications service provider	Germany	01/31/2020	100%
Other companies
Telefónica Cybersecurity & Cloud Tech Chile SpA. Cybersecurity, electronic information security and IT consulting	Chile	03/31/2020	100%
Telefónica Cybersecurity Tech UK Limited Cybersecurity, electronic information security and IT consulting	United Kingdom	03/31/2020	100%
Telefónica Cybersecurity & Cloud Tech Perú S.A.C Cybersecurity, electronic information security and IT consulting	Peru	03/31/2020	100%
Telefónica Cybersecurity & Cloud Tech SL. Cybersecurity, electronic information security and IT consulting	Spain	06/30/2020	100%
Telefonica Cybersecurity Tech Mexico, S.A de C.V. Cybersecurity, electronic information security and IT consulting	Mexico	05/31/2020	100%
Telefonica Cybersecurity Tech Ecuador Tctech S.A. Cybersecurity, electronic information security and IT consulting	Ecuador	08/31/2020	100%
Telefónica Cybersecurity Tech Argentina S.A. Cybersecurity, electronic information security and IT consulting	Argentina	12/31/2020	100%
Telefónica Tech Inc. Cybersecurity, electronic information security and IT consulting	USA	09/30/2020	100%
Telefónica Infra, S.L. Holding company	Spain	02/29/2020	100%
Telxius Group
Inmosites Brasil Participaçoes Imobiliarias Ltda Telecommunications service provider	Brazil	09/30/2020	50.01%
Companies accounted for using the equity method
Buendía Estudios, S.L. Service provision related to film and video production activities	Spain	06/30/2020	50%

Merged companies

Companies/Segment/Subsidiaries	Country	Date	Surviving company
Telefónica Spain
DTS Distribuidora de Televisión Digital, S.A. Broacasting satellite TV signal transmission and linkage services	Spain	06/30/2020	Telefónica de España, S.A.U.
Telefónica Germany
Minodes GmbH Technological and consulting services in Big Data provider	Germany	12/31/2020	Telefónica Germany GmbH & Co. OHG
Telxius Group
Telxius Towers Erste GmbH. Telecommunications service provider	Germany	09/30/2020	Telxius Towers Germany GmbH.
Telefónica Hispam
Empresa de Telecomunicaciones de Bucaramanga S.A. E.S.P Communications services operator	Colombia	05/31/2020	Colombia Telecomunicaciones, S.A. ESP
Metropolitana de Telecomunicaciones S.A E.S.P Communications services operator	Colombia	05/31/2020	Colombia Telecomunicaciones, S.A. ESP
Other companies
Telefónica Innovation Ventures, S.LU. Desarrollo de actividades y servicios en el área de telecomunicaciones.	Spain	11/30/2020	Telefonica Open Innovation S.L.

Main changes in the scope of consolidation for the year 2019
Acquisition of companies

Companies/Segment/Subsidiaries	Country	Date of inclusion	% Acquisition
Other companies
Telefónica Soluciones de Criptografía, S.A. Engineering, research and development	Spain	02/28/2019	100%
Constitution of new companies

Companies/Segment/Subsidiaries	Country	Date of inclusion	% Participation
Telxius Group
Inmosites, S.A.U. Purchase and rental of real estate related to the telecommunications infrastructure business	Spain	12/31/2019	50.01%
Sold companies

Companies/Segment/Subsidiaries	Country	Date of deconsolidated	% Sold
Other companies
Telefónica Móviles Guatemala, S.A. Wireless, wireline and radio paging communications services provider	Guatemala	01/31/2019	60%
Telefonía Celular de Nicaragua, S.A. Wireless telephony services	Nicaragua	05/31/2019	60%
Telefónica Móviles Panamá, S.A. Wireless telephony services	Panama	08/31/2019	60%
Seguros de Vida y Pensiones Antares, S.A. Life insurance, pensions and health insurance	Spain	02/28/2019	100%
Telefónica Gestión Logística, S.A.C Logistic service provider	Peru	04/30/2019	100%

Appendix II: Board and Senior Management Compensation
TELEFÓNICA, S.A.
(Amounts in euros)

Directors	Salary[1]	Fixed remunera-tion[2]	Allowances[3]	Short-term variable remuneration[4]	Remuneration for belonging to the Board Committees[5]	Other items[6]	Total
Mr. José María Álvarez-Pallete López	1,923,100	—	—	3,111,960	—	5,966	5,041,026
Mr. Isidro Fainé Casas	—	200,000	—	—	80,000	—	280,000
Mr. José María Abril Pérez	—	200,000	9,000	—	91,200	—	300,200
Mr. José Javier Echenique Landiríbar	—	200,000	25,000	—	115,467	—	340,467
Mr. Ángel Vilá Boix	1,600,000	—	—	2,157,600	—	19,440	3,777,040
Mr. Juan Ignacio Cirac Sasturain	—	120,000	10,000	—	12,133	—	142,133
Mr. Peter Erskine	—	120,000	19,000	—	113,600	—	252,600
Ms. Sabina Fluxà Thienemann	—	120,000	4,000	—	3,733	—	127,733
Ms. Carmen García de Andrés	—	120,000	24,000	—	22,400	—	166,400
Ms. María Luisa García Blanco	—	120,000	22,000	—	22,400	—	164,400
Mr. Jordi Gual Solé	—	120,000	20,000	—	22,400	—	162,400
Mr. Peter Löscher	—	120,000	30,000	—	39,200	—	189,200
Mr. Ignacio Moreno Martínez	—	120,000	35,000	—	44,800	—	199,800
Ms. Verónica Pascual Boé	—	120,000	9,000	—	11,200	—	140,200
Mr. Francisco Javier de Paz Mancho	—	120,000	31,000	—	124,800	—	275,800
Mr. Francisco José Riberas Mera	—	120,000	—	—	—	—	120,000
Ms. Claudia Sender Ramírez	—	120,000	10,000	—	11,200	—	141,200
1. Salary: Regarding Mr José María Álvarez-Pallete López and Mr Ángel Vilá Boix, the amount includes the non-variable remuneration earned from their executive functions.
2. Fixed remuneration: Amount of the compensation in cash, with a pre-established payment periodicity, subject to consolidation over time or not, earned by the member for his/her position on the Board, regardless of the effective attendance of the member to board meetings.
3. Allowances: Total amount of allowances for attending Advisory or Steering Committee meetings.
4. Variable short-term remuneration (bonuses): Variable amount linked to the performance or achievement of a series of individual or group objectives (quantitative or qualitative) within a period of time equal to or less than a year, corresponding to the year 2020 and paid in the year 2021. In reference to the bonus corresponding to 2019, which was paid in 2020, Executive Board Member Mr José María Álvarez-Pallete López received 3,447,734 euros and Executive Board Member Mr Ángel Vilá Boix received 2,390,400 euros.
5. Remuneration for belonging to the Board Committees: Amount of items other than allowances, which the directors are beneficiaries through their position on the Executive Committee and the Advisory or Steering Committees, regardless of the effective attendance of the board member such Committee meetings.
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

The following table breaks down the amounts accrued and/or received from other companies of the Telefónica Group other than Telefónica, S.A. individually, by the Board Members of the Company, by the performance of executive functions or by their membership to the Board of Directors of such companies:

OTHER COMPANIES OF THE TELEFÓNICA GROUP
(Amounts in euros)

Directors	Salary[1]	Fixed remunera-tion[2]	Allowances[3]	Short-term variable remuneration[4]	Remuneration for belonging to the Board Committees[5]	Other items[6]	Total
Mr. José María Álvarez-Pallete López	—	—	—	—	—	—	—
Mr. Isidro Fainé Casas	—	—	—	—	—	—	—
Mr. José María Abril Pérez	—	—	—	—	—	—	—
Mr. José Javier Echenique Landiríbar	—	158,102	—	—	—	—	158,102
Mr. Ángel Vilá Boix	—	—	—	—	—	—	—
Mr. Juan Ignacio Cirac Sasturain	—	—	—	—	—	—	—
Mr. Peter Erskine	—	30,000	—	—	—	—	30,000
Ms. Sabina Fluxà Thienemann	—	—	—	—	—	—	—
Ms Carmen García de Andrés	—	—	—	—	—	—	—
Ms. María Luisa García Blanco	—	—	—	—	—	—	—
Mr. Jordi Gual Solé	—	—	—	—	—	—	—
Mr. Peter Löscher	—	73,989	—	—	—	—	73,989
Mr. Ignacio Moreno Martínez	—	—	—	—	—	—	—
Ms. Verónica Pascual Boé	—	—	—	—	—	—	—
Mr. Francisco Javier de Paz Mancho	—	285,553	—	—	—	—	285,553
Mr. Francisco José Riberas Mera	—	—	—	—	—	—	—
Ms. Claudia Sender Ramírez	—	—	—	—	—	—	—
1. Salary: Amount of non-variable remuneration earned by the Director from other companies of the Telefónica Group for his/her executive functions.
2. Fixed remuneration: Amount of the compensation in cash, with a pre-established payment periodicity, subject to consolidation over time or not, earned by the member for his/her position on the boards of other companies of the Telefónica Group.
3. Allowances: Total amount of the allowances for attending the board meetings of other companies of the Telefónica Group.
4. Variable short-term remuneration (bonuses): Variable amount linked to the performance or achievement of a series of individual or group objectives (quantitative or qualitative) within a period of time equal to or less than a year, corresponding to the year 2020 and paid in the year 2021 by other companies of the Telefónica Group.
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

Additionally, as mentioned in the Remuneration Policy section, the Executive Board Members have a series of Assistance Services. Below, the contributions made during 2020 are detailed for the Company to long-term savings systems (Pension Plans and Social Welfare Plan):

LONG-TERM SAVINGS SYSTEMS
(Amounts in euros)

Directors	Contributions for fiscal year 2020
Mr. José María Álvarez-Pallete López	673,085
Mr. Ángel Vilá Boix	560,000
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
1. Contributions to the Executive Social Welfare Plan established in 2006, financed exclusively by the Company, to complement the current Pension Plan, which involves defined contributions equivalent to a certain percentage of the fixed remuneration of the Director, depending on the professional levels in the organization of the Telefónica Group.
2. Contributions to Unit link-type Insurance/Pension Plan Surplus: In 2015 applicable law reduced the financial and tax limits of the contributions to Pension Plans; for this reason, in order to compensate for the difference in favor of the Beneficiaries, a Unit-link type group insurance policy was arranged to channel such differences that occur during each fiscal year.
This Unit-link type insurance is arranged with the entity Plus Ultra, Seguros Generales y Vida, S.A. de Seguros y Reaseguros (after the merger through absorption of Seguros de Vida y Pensiones Antares, S.A.U. by Plus Ultra), and covers the same contingencies as those of the “Pension Plan” and the same exceptional liquidity events in case of serious illness or long-term unemployment.
The 2020 amounts for life insurance premiums were as follows:
LIFE INSURANCE PREMIUMS
(Amounts in euros)

Directors	Life insurance premiums
Mr. José María Álvarez-Pallete López	19,978
Mr. Ángel Vilá Boix	21,593
As regards to remuneration plans based on shares (exclusively involving Executive Directors), the following long-term variable remuneration plan was in existence during the year 2020:

The so-called "Performance Share Plan" ("PSP"), made up of three cycles (2018-2021; 2019-2022; 2020-2023), approved by the General Shareholders' Meeting held on June 8, 2018.

The objective measurement period of the first cycle began on January 1, 2018 and ended on December 31, 2020.

This cycle had a maximum of 733,000 shares allocated on January 1, 2018, to the executive Directors, with a unit fair value of 6.4631 euros per share for FCF ("Free Cash Flow") and 4.5160 euros for TSR ("Total Shareholder Return"). At the end of the cycle date, Kepler has submitted the Nominating, Compensation and Good Governance Committee the calculation of TSR for Telefónica, S.A., which has concluded below the median according to the performance scale. Therefore, there is no right to perceive the number of shares linked to the relative TSR objective.

With respect to Free Cash Flow objective, considering the partial fulfillment of 2018, 2019 and 2020, the average weighted payment coefficient is 50%. Performance assessment has been carried out based on the results audited both by independent and internal auditors of the Company, analyzed firstly by the Audit and Control Committee and subsequently submitted to the Nominating, Compensation and Corporate Governance Committee and approved by the Board of Directors.
Nevertheless, on February 23, 2021, the Chairman & CEO declared in the Nominating, Retribution and Good Governance Committee that they considered appropriate to renounce to this incentive perception as a sign of responsibility with society, customers, shareholders and employees of Telefónica as well as a cautious measure after the economic impacts of the CoVID-19 crisis. The COO made the same declaration. The renounce was accepted by the Board of Directors.
The objective measurement period of the second cycle began on January 1, 2019 and will end on December 31, 2021. In case of fulfillment of the objectives, the delivery of the shares will take place in the year 2022.
The period of measurement of objectives of the third and last cycle began on January 1, 2020 and will end on December 31, 2022. In case of fulfillment of the objectives, the delivery of the shares will take place in the year 2023.
It is hereby stated in following the maximum number of shares assigned to be delivered if maximum compliance with the TSR ("Total Shareholder Return") and FCF ("Free Cash Flow") targets set for the second and third cycle of the Plan. It is noted that the maximum number of shares allocated for the third cycle represents a 50% decrease in the economic value of the allocation compared to the first and second cycle of the Plan:
PSP - Second Cycle / 2019-2022

Directors	Maximum number of shares (*)
Mr. José María Álvarez-Pallete López	468,000
Mr. Ángel Vilá Boix	347,000
(*) Maximum possible number of shares to be received in case of maximum completion of FCF and TSR target.

PSP - Third Cycle / 2020-2023 (shares allocated in July 2020)

Directors	Maximum number of shares (*)
Mr. José María Álvarez-Pallete López	267,000
Mr. Ángel Vilá Boix	198,000
(*) Maximum possible number of shares to be received in case of maximum completion of FCF and TSR target.

In any case, herewith it is stated that no shares have been delivered to the Executive Directors under the second and third cycle of the PSP and that the above tables only reflect the potentially deliverable number of shares, without this in any way implying all or part thereof will be effectively delivered.
Indeed, the number of Telefónica, S.A. shares that, always within the established maximum, could be delivered, where appropriate, to the participants is conditioned and determined by the established goals: 50% of the compliance with the targets set out for Total Shareholder Return ("TSR") on Telefónica, S.A. shares and 50% of the Free Cash Flow (the "FCF") of the Telefónica Group.

To determine compliance with the TSR target and calculate the specific number of shares to be delivered for this concept, the evolution of the TSR of Telefónica, S.A. shares will be measured during the period of the duration of each three-year cycle in relation to the TSR experienced by certain companies belonging to the telecommunications sector, weighted according to their relevance for Telefónica, S.A., which for the purposes of the Plan will constitute the comparison group (hereinafter the "Comparison Group"). The companies included in the comparison group are listed below: América Móvil, BT Group, Deutsche Telekom, Orange, Telecom Italia, Vodafone Group, Proximus, Royal KPN, Millicom, Swisscom, Telenor, TeliaSonera, and Tim Participações. It is hereby stated that Tim Participações has been replaced by TIM Brasil Serviços e Participações S.A. following its integration into that entity.

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

To determine completion of the FCF target and calculate the specific number of shares to be delivered under this concept, the level of FCF generated by the Telefónica Group during each year of the cycle will be measured against the value set in the budgets approved by the Board of Directors for each financial year.

In relation to the FCF, for each cycle, the company's Board of Directors, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, determines a scale of achievement that includes a minimum threshold of 90% compliance, below which an incentive is not paid and whose compliance will require the delivery of 25% of the assigned theoretical shares, and a maximum level of 100% compliance, which will involve the delivery of 50% of the assigned theoretical shares.

At least 25% of the shares are delivered under the Plan to the Executive Directors and other participants determined by the Board of Directors shall be subject to a one-year retention.

In addition, in order to strengthen Telefónica's character as a global employer, creating a common remuneration culture throughout the Company, encouraging the participation in the share capital of all the Group's employees, and fostering their motivation and loyalty, the Ordinary General Shareholders' Meeting, held on June 8, 2018 approved the launch of a fourth edition of the incentive share purchase plan of Telefónica, S.A. (2019-2021) aimed at all employees of the Group at international level (including management personnel as well as Executive Directors) called "Global Employee Share Plan" ("GESP").

Through this Plan, employees are offered the possibility of acquiring Telefónica, S.A.'s shares for a maximum period of twelve months (purchase period), with the Company's commitment to deliver a certain number of shares free of charge to the participants in the Plan, provided that certain requirements are met. The maximum amount that each employee can allocate to it is 1,800 euros, and the minimum amount is 300 euros. If the employee remains in the Telefónica Group and holds the shares for an additional year after the purchase period (vesting period), he/she is entitled to receive one free share for every two shares purchased and held until the end of the vesting period.

The two Executive Directors of Telefónica, S.A. have decided to participate in this Plan with the maximum contribution, that is one hundred and fifty euros per month (or its equivalent in local currency), for twelve months. Thus, at the date of formulation of this report, the two Executive Directors had acquired a total of 335 shares under this plan, and were entitled to receive 167 shares free of charge, provided, among other conditions, that the shares acquired were held during the vesting period (twelve months following the end of the purchase period).

In addition, it should be noted that the external directors of the company do not perceive nor have perceived remuneration during the year 2020 in concept of pensions or life insurance, nor do they participate in compensation plans referenced to the value of the share price.

Furthermore, the company does not grant nor has granted during the year 2020, an advance, loan or credit in favor of its Board Members or its Senior Management, complying with the requirements of the Sarbanes-Oxley Act published in the United States, which is applicable to Telefónica as a listed company in this market.

Remuneration of the Company’s Senior Management
As for the Directors who made up the Senior Management1 of the company in the year 2020, excluding those who form an integral part of the Board of Directors, have accrued a total amount of 5,904,357 euros during the 2020 fiscal year.
In addition, and in terms of long-term savings systems, the contributions made by the Telefónica Group during the year 2020 to the Social Security Plan described in the "Income and expenditure" note with regard to these directors increased to 927,898 euros; the contributions corresponding to the Pension Plan increased to 21,508 euros; the contributions to the Seguro Unit link-Excess Pension Fund increased to 115,744 euros.
Furthermore, the amount related to the remuneration in kind (which includes the fees for life insurance and other insurance, such as the general medical and dental coverage, and vehicle insurance) was 83,648 euros.
On the other hand, regarding share-based remuneration plans, during the year 2020, there was in force the following long-term variable remuneration plan:
The so-called "Performance Share Plan" ("PSP"), made up of three cycles (2018-2021; 2019-2022; 2020-2023), approved by the General Shareholders' Meeting held on June 8, 2018. The period of measurement of objectives of the first cycle began on January 1, 2018 and concluded on December 31, 2020. This cycle had a maximum of 344,570 shares allocated on January 1, 2018 to the group of directors forming part of the company's Senior Management, with a unit fair value of 6.4631 euros per share for FCF and 4.5160 euros for TSR. At the end of the cycle date, Kepler has submitted the Nominating, Compensation and Good Governance Committee the calculation of TSR for Telefónica, S.A., which has concluded below the median according to the performance scale. Therefore, there is no right to perceive the number of shares linked to the relative TSR objective.
With respect to Free Cash Flow objective, considering the partial fulfillment of 2018, 2019 and 2020, the average weighted payment coefficient is 50%. Performance assessment has been carried out based on the results audited both by independent and internal auditors of the Company, analyzed firstly by the Audit and Control Committee and subsequently submitted to the Nominating, Compensation and Corporate Governance Committee and approved by the Board of Directors.
The measurement period of the second cycle objectives began on January 1, 2019 and will conclude on December 31, 2021. The maximum number of shares assigned to be delivered in 2022 in the event of maximum compliance with the TSR ("Total Shareholder Return") and FCF ("Free Cash Flow") target, set for the second cycle (2019-2022) to the group of Directors part of the Company's Senior Management was 382,291.
The measurement period of the third and last cycle objectives began on January 1, 2020 and will conclude on December 31, 2022. The maximum number of shares assigned to be delivered in 2023 in the event of maximum compliance with the TSR ("Total Shareholder Return") and FCF ("Free Cash Flow") target, set for the third cycle (2020-2023) to the group of Directors part of the Company's Senior Management was 242,162.
With regard to the Global Employee Share Plan (2019-2021), all Directors part of the Company's Senior Management have decided to participate in this plan with the maximum contribution (i.e. 150 euros per month for twelve months). Thus, at the date of formulation of this report, Directors part of the Company's Senior Management have acquired a total of 1,340 shares under this plan, and are entitled to receive 670 shares free of charge, provided, among other conditions, that the shares acquired are held during the vesting period (twelve months following the end of the purchase period).

1 For these purposes, Senior Management is understood to be those persons who perform, de jure or de facto, senior management functions reporting directly to the Board of Directors or Executive Committees or Managing Directors of the Company, including, in all cases, the person responsible for Internal Audit.

Appendix III: Debentures and bonds
The detail and key features of outstanding debentures and bonds at December 31, 2020 are as follows (in millions of euros):

Total Telefónica and its instrumental companies
			Maturity (nominal)
Debentures and bonds	Currency	% Interest rate	2021	2022	2023	2024	2025	Subsequent years	Total
T. EUROPE BV SEP_00 BOND GLOBAL D	USD	8.250%	—	—	—	—	—	999	999
TEBV FEB_03 EMTN FIXED TRANCHE B	EUR	5.875%	—	—	—	—	—	500	500
Telefónica Europe, B.V.			—	—	—	—	—	1,499	1,499
EMTN O2 GBP	GBP	5.375%	—	—	—	—	—	557	557
TELEF. EMISIONES JUNE 06 TRANCHE D	USD	7.045%	—	—	—	—	—	1,630	1,630
TELEF. EMISIONES JANUARY 07 A	EUR	1 x EURIBOR6M + 0,83%	55	—	—	—	—	—	55
TELEF. EMISIONES MAY 2014	EUR	2.242%	—	1,015	—	—	—	—	1,015
EMTN GBP 12/09/2022 650 GBP	GBP	5.289%	—	724	—	—	—	—	724
EMTN GBP 10/08/2029 400 GBP	GBP	5.445%	—	—	—	—	—	445	445
TELEF. EMISIONES FEBRUARY 2011	USD	5.462%	1,223	—	—	—	—	—	1,223
TELEF. EMISIONES DECEMBER 2012	CHF	3.450%	—	139	—	—	—	—	139
TELEF EMISIONES JANUARY 2013	EUR	3.987%	—	—	1,500	—	—	—	1,500
TELEF. EMISIONES MARCH 2013	EUR	3.961%	872	—	—	—	—	—	872
TELEF EMISIONES APRIL 2013	USD	4.570%	—	—	611	—	—	—	611
TELEF. EMISIONES OCTOBER 2014	EUR	2.932%	—	—	—	—	—	800	800
TELEF. EMISIONES JULY 2015	EUR	1 x EURIBOR6M +0,83%	—	67	—	—	—	—	67
TELEF. EMISIONES SEPTEMBER 2015	EUR	1.477%	759	—	—	—	—	—	759
TELEF EMISIONES APRIL 2016	EUR	0.750%	—	1,110	—	—	—	—	1,110
TELEF EMISIONES APRIL 2016	EUR	1.460%	—	—	—	—	—	1,350	1,350
TELEF. EMISIONES OCTOBER 2016	EUR	1.930%	—	—	—	—	—	750	750
TELEF. EMISIONES DECEMBER 2016	EUR	4.000%	—	—	—	—	—	150	150
TELEF. EMISIONES JANUARY 2017	EUR	1.528%	—	—	—	—	1,250	—	1,250

Total Telefónica and its instrumental companies (cont.)
			Maturity (nominal)
Debentures and bonds	Currency	% Interest rate	2021	2022	2023	2024	2025	Subsequent years	Total
TELEF. EMISIONES JANUARY 2017	EUR	2.318%	—	—	—	—	—	500	500
TELEF. EMISIONES MARCH 2017	USD	4.103%	—	—	—	—	—	1,223	1,223
TELEF. EMISIONES MARCH 2017	USD	5.213%	—	—	—	—	—	1,630	1,630
TELEF. EMISIONES MARCH 2017	EUR	2.318%	—	—	—	—	—	200	200
TELEF. EMISIONES APRIL 2017	USD	4.900%	—	—	—	—	—	163	163
TELEF. EMISIONES APRIL 2017	USD	5.213%	—	—	—	—	—	408	408
TELEF. EMISIONES SEPTEMBER 2017	EUR	1.715%	—	—	—	—	—	1,250	1,250
TELEF. EMISIONES JANUARY 2018	EUR	1.447%	—	—	—	—	—	1,000	1,000
TELEF. EMISIONES MARCH 2018	USD	4.895%	—	—	—	—	—	1,019	1,019
TELEF. EMISIONES MARCH 2018	USD	4.665%	—	—	—	—	—	611	611
TELEF. EMISIONES SEPTEMBER 2018	EUR	1.495%	—	—	—	—	1,000	—	1,000
TELEF. EMISIONES FEBRUARY 2019 GREEN B.	EUR	1.069%	—	—	—	1,000	—	—	1,000
TELEF. EMISIONES MARCH 2019	EUR	1.788%	—	—	—	—	—	1,000	1,000
TELEF. EMISIONES MARCH 2019	USD	5.520%	—	—	—	—	—	1,019	1,019
TELEF. EMISIONES JULY 2019	EUR	1.957%	—	—	—	—	—	500	500
TELEF. EMISIONES MAY 2020	EUR	1.201%	—	—	—	—	—	1,250	1,250
TELEF. EMISIONES FEBRUARY 2020	EUR	0.664%	—	—	—	—	—	1,000	1,000
TELEF. EMISIONES MAY 2020	EUR	1.807%	—	—	—	—	—	750	750
TELEF. EMISIONES JULY 2020	EUR	1.864%	—	—	—	—	—	500	500
Telefónica Emisiones, S.A.U.			2,909	3,055	2,111	1,000	2,250	19,705	31,030
Exchangeable Bond MARCH 2016 (*)	EUR	—	600	—	—	—	—	—	600
Telefónica Participaciones		—	600	—	—	—	—	—	600
Total Telefónica, S.A. and its instrumental companies			3,509	3,055	2,111	1,000	2,250	21,204	33,129
(*) Issue of non-dilutive cash-settled equity-linked bonds referenced to Telefónica share price, with a nominal amount of 600 million euros, issue price of 101.25% and maturing in March 2021.

Foreign operators
			Maturity
Debentures and bonds	Currency	% Interest rate	2021	2022	2023	2024	2025	Subsequent years	Total
Bond T	CLP	4.900%	22	—	22	—	—	—	44
144A Bond	USD	3.875%	—	408	—	—	—	—	408
Telefónica Chile, S.A.			22	408	22	—	—	—	452
Bond F	UF	3.600%	—	—	100	—	—	—	100
Bond O	CLP	3.500%	—	—	—	—	80	—	80
Bond K	CLP	4.900%	108	—	—	—	—	—	108
Telefónica Móviles Chile, S.A.			108	—	100	—	80	—	288

Foreign operators (cont.)
			Maturity
Debentures and bonds	Currency	% Interest rate	2021	2022	2023	2024	2025	Subsequent years	Total
Bond T. Peru 4th Program (19th Serie A)	N. SOL	VAC + 3,625%	—	—	—	—	—	20	20
Bond T. Peru 4th Program (19th Serie B)	N. SOL	VAC + 2,875%	—	—	—	—	—	16	16
Bond T. Peru 4th Program (37th Serie A)	N. SOL	VAC + 3,125%	—	—	—	—	—	15	15
Bond T. Peru 4th Program (19th Serie C)	N. SOL	VAC + 3,1875%	—	—	—	—	—	6	6
Bond T. Peru 5th Program (22nd Serie Ac)	N. SOL	VAC + 3,500%	7	—	—	—	—	—	7
Bond T. Peru 6th Program (17th Serie A)	N. SOL	VAC + 3,09375%	—	—	—	—	—	14	14
Bond T. Peru 6th Program (11th Serie A)	N. SOL	6.656%	—	—	59	—	—	—	59
Bond T. Peru 6th Program (11th Serie B)	N. SOL	6.188%	—	—	—	27	—	—	27
Bond T. Peru 6th Program (13th Serie A)	N. SOL	5.500%	—	32	—	—	—	—	32
Bond T. Peru 6th Program (14th Serie A)	N. SOL	5.344%	—	23	—	—	—	—	23
Bond T. Peru 6th Program (15th Serie A)	N. SOL	5.469%	—	—	—	30	—	—	30
Bond T. Peru 6th Program (16th Serie A)	N. SOL	5.500%	—	—	—	—	24	—	24
Bond T. Peru 6th Program (12th Serie B)	N. SOL	4.188%	16	—	—	—	—	—	16
Bond T. Peru 1st Private Program (1st Serie A)	N. SOL	7.281%	—	—	—	—	—	18	18
Bond T. Peru 1st Program International Issue (1sr Serie A)	N. SOL	7.375%	—	—	—	—	128	255	383
Telefónica del Perú, S.A.			23	55	59	57	152	344	690
Nonconvertible bonds	BRL	1,0825 XCDI	157	157	—	—	—	—	314
Nonconvertible bonds (Telemig) I	BRL	IPCA + 0,5%	—	—	—	—	—	—	—
Nonconvertible bonds (Telemig) II	BRL	IPCA + 0,5%	1	—	—	—	—	—	1
Nonconvertible bonds (Telemig) III	BRL	IPCA + 0,5%	1	—	—	—	—	—	1
Telefônica Brasil, S.A.			159	157	—	—	—	—	316
BOND R144-A	USD	4.950%	—	—	—	—	—	408	408
Bond A5	COP	6.650%	—	—	—	83	—	—	83
Bond C10	COP	IPC + 3,39%	—	—	—	—	—	36	36
Colombia Telecomunicaciones, S.A, ESP			—	—	—	83	—	444	527
Bond	EUR	2.375%	500	—	—	—	—	—	500
Bond	EUR	1.750%	—	—	—	—	600	—	600
O2 Telefónica Deutschland Finanzierungs, GmbH			500	—	—	—	600	—	1,100
Total Outstanding Debentures and Bonds Foreign operators			812	620	181	140	832	788	3,373
Total Outstanding Debentures and Bonds			4,321	3,675	2,292	1,140	3,082	21,992	36,502

The main debentures and bonds issued by the Group in 2020 are as follows:

			Nominal (millions)
Item	Date	Maturity Date	Currency	Euros	Currency of issuance	Coupon
Telefónica Emisiones, S.A.U.
EMTN Bond	02/03/2020	02/03/2030	1,000	1,000	EUR	0.664%
EMTN Bond	05/21/2020	08/21/2027	1,250	1,250	EUR	1.201%
EMTN Bond	05/21/2020	05/21/2032	750	750	EUR	1.807%
EMTN Bond	07/13/2020	07/13/2040	500	500	EUR	1.864%
Colombia Telecomunicaciones S.A E.S.P.
Bond	07/17/2020	07/17/2030	500	408	USD	4.950%

Appendix IV: Financial instruments
The detail of the type of financial instruments arranged by the Group (notional amount) by currency and interest rates at December 31, 2020 is as follows:

								Fair value
Millions of euros	2021	2022	2023	2024	2025	Subsequent years	Notional	Underlying debt	Associated derivatives	TOTAL
Euro	(9,466)	3,483	3,140	2,163	3,705	23,361	26,386	19,088	7,089	26,177
Floating rate	6,490	870	2,048	794	565	4,247	15,014	518	14,794	15,312
Spread	(0.09%)	(0.04%)	0.12%	0.20%	0.15%	(0.03%)	(0.02%)	—	—	—
Fixed rate	(15,956)	2,613	1,092	1,369	3,140	19,114	11,372	18,570	(7,705)	10,865
Interest rate	(0.33%)	1.34%	2.82%	1.82%	1.71%	1.60%	4.43%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Other european currencies
Instruments in CZK	(65)	—	—	—	—	—	(65)	—	(65)	(65)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(65)	—	—	—	—	—	(65)	—	(65)	(65)
Interest rate	(0.25%)	—	—	—	—	—	(0.25%)	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in GBP	6,874	143	56	—	—	557	7,630	1,590	6,740	8,330
Floating rate	(1)	334	—	—	—	—	333	(1)	335	334
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	6,875	(247)	—	—	—	557	7,185	1,480	6,405	7,885
Interest rate	(0.18%)	(1.97%)	—	—	—	5.38%	0.31%	—	—	—
Rate cap	—	56	56	—	—	—	112	111	—	111
Instruments in CHF	—	—	—	—	—	—	—	151	(150)	1
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	151	(150)	1
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
America
Instruments in USD	(649)	(16)	(1)	122	(29)	409	(164)	18,790	(18,911)	(121)
Floating rate	(1,622)	12	—	122	(29)	408	(1,109)	814	(2,324)	(1,510)
Spread	(0.05%)	3.50%	—	0.67%	(23.41%)	—	(0.79%)	—	—	—
Fixed rate	973	(28)	(1)	—	—	1	945	17,976	(16,587)	1,389
Interest rate	2.47%	(34.45%)	(2,670.83%)	—	—	—	5.37%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in UYU	5	—	—	—	—	—	5	(4)	9	5
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	5	—	—	—	—	—	5	(4)	9	5
Interest rate	11.18%	—	—	—	—	—	11.18%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

								Fair value
Millions of euros	2021	2022	2023	2024	2025	Subsequent years	Notional	Underlying debt	Associated derivatives	TOTAL
Instruments in ARS	(122)	7	—	—	—	—	(115)	(114)	—	(114)
Floating rate	—	(1)	—	—	—	—	(1)	(1)	—	(1)
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(122)	8	—	—	—	—	(114)	(113)	—	(113)
Interest rate	23.94%	49.43%	—	—	—	—	22.21%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in BRL	1,885	229	—	—	45	13	2,172	(496)	2,675	2,179
Floating rate	(813)	132	—	—	—	14	(667)	(692)	32	(660)
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	2,698	97	—	—	45	(1)	2,839	196	2,643	2,839
Interest rate	1.48%	2.59%	—	—	—	1.86%	1.49%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in CLP	269	323	294	34	80	(3)	997	(194)	1,208	1,014
Floating rate	—	261	3	—	—	—	264	(3)	268	265
Spread	—	(0.85%)	57.81%	—	—	—	(0.24%)	—	—	—
Fixed rate	269	62	291	34	80	(3)	733	(191)	940	749
Interest rate	4.09%	0.20%	2.18%	1.90%	3.20%	(0.01%)	2.82%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in UFC	—	—	—	—	—	—	—	100	(112)	(12)
Floating rate	—	—	—	—	—	—	—	100	(112)	(12)
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in PEN	24	80	59	57	151	273	644	441	208	649
Floating rate	—	7	—	—	—	—	7	7	—	7
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	24	73	59	57	151	273	637	434	208	642
Interest rate	13.80%	4.26%	6.66%	5.81%	7.08%	7.37%	6.98%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in VAC	7	—	—	—	—	71	78	79	—	79
Floating rate	7	—	—	—	—	71	78	79	—	79
Spread	3.50%	—	—	—	—	3.21%	3.24%	—	—	—
Fixed rate	—	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in COP	407	46	—	83	661	36	1,233	(25)	1,264	1,239
Floating rate	—	—	—	—	447	—	447	250	465	715
Spread	—	—	—	—	2.02%	—	2.02%	—	—	—
Fixed rate	407	46	—	83	214	36	786	(275)	799	524
Interest rate	5.08%	2.67%	—	6.65%	3.54%	8.09%	4.82%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in VEB	(4)	1	—	—	—	—	(3)	(3)	—	(3)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(4)	1	—	—	—	—	(3)	(3)	—	(3)
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

								Fair value
Millions of euros	2021	2022	2023	2024	2025	Subsequent years	Notional	Underlying debt	Associated derivatives	TOTAL
Instruments in MXN	65	17	—	—	—	—	82	(72)	153	81
Floating rate	8	1	—	—	—	—	9	9	—	9
Spread	(2.73%)	0.11%	—	—	—	—	(2.35%)	—	—	—
Fixed rate	57	16	—	—	—	—	73	(81)	153	72
Interest rate	4.37%	4.59%	—	—	—	—	4.45%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Asia
Instruments in JPY	—	—	—	—	—	—	—	116	(121)	(5)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	116	(121)	(5)
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
TOTAL							38,880	39,447	(13)	39,434
Floating rate							14,375	1,080	13,458	14,538
Fixed rate							24,393	38,256	(13,506)	24,750
Rate cap							112	111	—	111
Currency Options and Others (*)							—	—	35	35
(*) Amounts include in fixed rate

The table below is an extract of the previous table that shows the sensitivity to interest rates originated by our position on interest rate swaps categorized into instruments entered into for trading purposes and instruments entered into for purposes other than trading at December 31, 2020:

Interest rate swaps
Millions of euros	Maturity
Non trading purposes	2021	2022	2023	2024	2025	Subsequent years	Total	Fair value
EUR								(388)
Fixed to fix	—	—	—	—	—	—	—	1
Receiving leg	(100)	(75)	—	—	—	—	(175)	(126)
Average Interest Rate	—	—	—	—	—	—	—	—
Paying leg	100	75	—	—	—	—	175	127
Average Interest Rate	1.18%	0.55%	—	—	—	—	0.91%	—
Fixed to floating	—	—	—	—	—	—	—	(622)
Receiving leg	(6,120)	(3,718)	(2,974)	(2,093)	(1,665)	(5,065)	(21,635)	(13,045)
Average Interest Rate	1.71%	1.02%	1.50%	0.80%	0.59%	0.52%	1.11%	—
Paying leg	6,120	3,718	2,974	2,093	1,665	5,065	21,635	12,423
Average Spread	0.60%	1.06%	0.46%	0.24%	0.32%	0.05%	0.47%	—
Floating to fixed	—	—	—	—	—	—	—	233
Receiving leg	(220)	(359)	(1,997)	(470)	(50)	(2,122)	(5,218)	(5,210)
Average Spread	2.75%	—	—	—	—	0.11%	0.16%	—
Paying leg	220	359	1,997	470	50	2,122	5,218	5,443
Average Interest Rate	0.14%	1.30%	1.02%	1.26%	0.65%	0.37%	0.76%	—
USD								(5)
Fixed to floating	—	—	—	—	—	—	—	(24)
Receiving leg	(277)	(522)	(277)	(139)	—	—	(1,215)	(407)
Average Interest Rate	1.61%	1.73%	1.74%	3.55%	—	—	1.91%	—
Paying leg	277	522	277	139	—	—	1,215	383
Average Spread	1.68%	0.92%	1.77%	—	—	—	1.18%	—
Floating to fixed	—	—	—	—	—	—	—	19
Receiving leg	—	(245)	—	(139)	—	—	(384)	(383)
Average Spread	—	—	—	—	—	—	—	—
Paying leg	—	245	—	139	—	—	384	402
Average Interest Rate	—	1.93%	—	2.52%	—	—	2.14%	—

Interest rate swaps
Millions of euros	Maturity
Trading purposes	2021	2022	2023	2024	2025	Subsequent years	Total	Fair value
EUR								2,221
Fixed to floating	—	—	—	—	—	—	—	(162)
Receiving leg	(1,500)	(250)	(1,500)	—	(125)	(425)	(3,800)	(3,957)
Average Interest Rate	1.29%	1.20%	1.54%	—	0.32%	0.70%	0.78%	—
Paying leg	1,500	250	1,500	—	125	425	3,800	3,795
Average Spread	—	—	—	—	—	—	—	—
Floating to fixed	—	—	—	—	—	—	—	2,383
Receiving leg	(522)	(192)	—	(700)	(1,054)	(9,282)	(11,750)	(11,358)
Average Spread	—	—	—	—	0.15%	—	0.01%	—
Paying leg	522	192	—	700	1,054	9,282	11,750	13,741
Average Interest Rate	2.75%	0.12%	—	2.30%	0.54%	1.09%	1.17%	—
USD								(2,939)
Fixed to floating	—	—	—	—	—	—	—	(2,939)
Receiving leg	(1,475)	(596)	(715)	(72)	(368)	(9,118)	(12,344)	(14,567)
Average Interest Rate	3.44%	1.74%	1.85%	2.36%	1.30%	3.12%	2.96%	—
Paying leg	1,475	596	715	72	368	9,118	12,344	11,628
Average Spread	—	—	—	—	1.03%	—	0.03%	—
GBP								(193)
Fixed to floating	—	—	—	—	—	—	—	(193)
Receiving leg	—	(891)	—	—	—	(445)	(1,336)	(1,523)
Average Interest Rate	—	3.67%	—	—	—	3.42%	3.58%	—
Paying leg	—	891	—	—	—	445	1,336	1,330
Average Spread	—	—	—	—	—	—	—	—

Millions of euros	Maturity
Trading purposes	2021	2022	2023	2024	2025	Subsequent years	Total	Fair value
CLP								5
Fixed to floating	—	—	—	—	—	—	—	(1)
Receiving leg	(3)	(3)	(3)	—	—	—	(9)	(9)
Average Interest Rate	4.90%	4.90%	4.90%	—	—	—	4.90%	—
Paying leg	3	3	3	—	—	—	9	8
Average Spread	1.27%	1.27%	1.27%	—	—	—	1.27%	—
Floating to fixed	—	—	—	—	—	—	—	6
Receiving leg	(114)	(17)	(133)	—	—	—	(264)	(264)
Average Spread	—	—	—	—	—	—	—	—
Paying leg	114	17	133	—	—	—	264	270
Average Interest Rate	3.26%	0.69%	1.54%	—	—	—	2.22%	—
CHF								(4)
Fixed to floating	—	—	—	—	—	—	—	(4)
Receiving leg	—	(139)	—	—	—	—	(139)	(143)
Average Interest Rate	—	0.75%	—	—	—	—	0.75%	—
Paying leg	—	139	—	—	—	—	139	139
Average Spread	—	—	—	—	—	—	—	—
COP								9
Floating to fixed	—	—	—	—	—	—	—	9
Receiving leg	—	—	—	—	(214)	(36)	(250)	—
Average Spread	—	—	—	—	—	3.39%	0.49%	—
Paying leg	—	—	—	—	214	36	250	9
Average Interest Rate	—	—	—	—	3.54%	8.09%	4.20%	—

Exchange rate options	Maturities
Millions of euros	2021	2022	2023	2024	2025	Subsequent years
Put Currencies (USDBRL, BRLUSD)
Notional amount of options bought	1,104	—	—	—	—	—
Strike	5.11	—	—	—	—	—
Notional amount of options sold	943	—	—	—	—	—
Strike	5.03	—	—	—	—	—
Put Currencies (EURGBP, GBPEUR)
Notional amount of options bought	1,667	—	—	—	—	—
Strike	0.75	—	—	—	—	—
Notional amount of options sold	1,515	—	—	—	—	—
Strike	0.83	—	—	—	—	—
Call Currencies (EURGBP, GBPEUR)
Notional amount of options bought	1,384	—	—	—	—	—
Strike	0.90	—	—	—	—	—
Notional amount of options sold	1,250	—	—	—	—	—
Strike	1.00	—	—	—	—	—

Interest rate options, by maturity, are as follows:

Interest rate options	Maturities
Millions of euros	2021	2022	2023	2024	2025	Subsequent years
Collars
Notional amount of options bought	—	835	—	—	—	—
Strike Cap	—	4.92	—	—	—	—
Strike Floor	—	4.15	—	—	—	—
Caps
Notional amount of options bought	—	—	—	—	—	—
Strike	—	—	—	—	—	—
Notional amount of options sold	—	835	—	—	—	—
Strike	—	5.53	—	—	—	—
Floors
Notional amount of options bought	—	835	—	—	—	—
Strike	—	1.17	—	—	—	—
Notional amount of options sold	—	—	—	—	—	—
Strike	—	—	—	—	—	—

Cash flows receivable or payable on derivative financial instruments to be settled via the swap of nominals, categorized by currency of collection/payment, along with contractual maturities are as follows:

Millions of euros		2021	2022	2023	2024	2025	Subsequent years	Total
Currency swaps
Receive	BRL	7	—	—	—	—	—	7
Pay	BRL	(223)	—	—	—	—	—	(223)
Receive	CLP	40	275	80	—	—	—	395
Pay	CLP	(114)	(551)	(351)	—	—	—	(1,016)
Receive	COP	—	—	—	—	—	—	—
Pay	COP	—	—	—	—	(447)	—	(447)
Receive	EUR	909	—	—	—	—	—	909
Pay	EUR	(3,144)	(875)	(668)	(80)	(46)	(10,101)	(14,914)
Receive	GBP	—	557	—	—	—	445	1,002
Pay	GBP	—	—	—	—	—	—	—
Receive	JPY	—	—	—	—	—	119	119
Pay	JPY	—	—	—	—	—	—	—
Receive	MXN	25	25	25	25	25	117	242
Pay	MXN	(25)	(25)	(25)	(25)	(25)	(117)	(242)
Receive	PEN	—	—	—	—	—	—	—
Pay	PEN	—	—	—	—	1	—	1
Receive	UFC	—	—	200	—	—	—	200
Pay	UFC	—	—	(100)	—	—	—	(100)
Receive	USD	3,253	1,003	885	72	450	8,710	14,373
Pay	USD	(638)	(408)	—	—	(1)	—	(1,047)
Receive	UDI	37	37	37	37	37	170	355
Pay	UDI	(37)	(37)	(37)	(37)	(37)	(170)	(355)
Receive	CHF	—	139	—	—	—	—	139
Pay	CHF	—	—	—	—	—	—	—
TOTAL		90	140	46	(8)	(43)	(827)	(602)
(*) The largest volume of cash flows collected in this table falls into the following currency pairs. The average exchange rates to which the settlements have been closed are: EUR/GBP (0.81), EUR/USD (1.15), USD/COP (3,729.46) and EUR/CHF (1.20).

Millions of euros		2021	2022	2023	2024	2025	Subsequent years	Total
Forwards
Receive	BRL	149	—	—	—	—	—	149
Pay	BRL	(2,610)	—	—	—	—	—	(2,610)
Receive	CLP	1	—	—	—	—	—	1
Pay	CLP	(554)	(26)	—	—	—	—	(580)
Receive	COP	412	—	—	—	—	—	412
Pay	COP	(993)	(15)	—	—	—	—	(1,008)
Receive	CZK	65	—	—	—	—	—	65
Pay	CZK	—	—	—	—	—	—	—
Receive	EUR	14,223	—	—	—	—	—	14,223
Pay	EUR	(1,229)	—	—	—	—	—	(1,229)
Receive	GBP	528	—	—	—	—	—	528
Pay	GBP	(8,521)	—	—	—	—	—	(8,521)
Receive	MXN	—	—	—	—	—	—	—
Pay	MXN	(151)	(3)	—	—	—	—	(154)
Receive	PEN	14	—	—	—	—	—	14
Pay	PEN	(223)	—	—	—	—	—	(223)
Receive	USD	2,563	41	1	—	—	—	2,605
Pay	USD	(3,799)	—	—	—	—	—	(3,799)
Receive	UYU	—	—	—	—	—	—	—
Pay	UYU	(9)	—	—	—	—	—	(9)
TOTAL		(134)	(3)	1	—	—	—	(136)
(*) The largest volume of cash flows collected in this table falls into the following currency pairs. The average exchange rates to which the settlements have been closed are: EUR/GBP (0.91), EUR/USD (1.20), USD/COP (3,739.23) and EUR/BRL (6.44).

Appendix V: Interest-bearing debt
The main financing transactions at December 31, 2020 and 2019 and their nominal amounts are as follows:

			Outstanding principal balance
			(millions of euros)
Descriptive name summary	Current limit (millions)	Currency	12/31/2020	12/31/2019	Arrangement date	Maturity date
Telefónica, S.A
Structured Financing (*)	18	USD	15	53	05/03/2011	07/30/2021
Structured Financing (*)	199	USD	162	282	02/22/2013	01/31/2023
Structured Financing (*)	187	USD	152	243	08/01/2013	10/31/2023
Structured Financing (*)	414	USD	338	448	12/11/2015	03/11/2026
Structured Financing (*)	281	EUR	281	341	12/11/2015	03/11/2026
Credit	100	GBP	111	117	05/23/2013	03/01/2023
Bilateral credit (1)	135	EUR	—	—	05/14/2019	05/14/2024
Bilateral loan	—	EUR	200	200	07/11/2019	08/14/2026
Bilateral loan	—	EUR	150	—	11/08/2019	03/12/2030
Bilateral loan	—	EUR	200	—	12/04/2019	05/06/2027
Syndicated	5,500	EUR	—	—	03/15/2018	03/15/2025
Bilateral loan (2)	200	EUR	—	—	12/18/2020	06/18/2024
Telefónica Germany GmbH & Co. OHG
EIB Financing	—	EUR	333	408	06/13/2016	06/13/2025
Syndicated (3)	750	EUR	—	—	12/17/2019	12/17/2024
EIB Financing (Tranche 1)	300	EUR	—	—	12/18/2019	06/18/2029
EIB Financing (Tranche 2)	150	EUR	—	—	01/14/2020	07/14/2029
Colombia Telecomunicaciones, S.A. E.S.P.
Bilateral loan	—	USD	175	—	02/25/2020	03/24/2025
Syndicated (4)	—	USD	204	—	03/18/2020	03/18/2025
Telxius Telecom, S.A.
Syndicated	103	EUR	197	300	12/01/2017	12/01/2024
Bilateral loan	—	EUR	150	150	11/29/2019	11/29/2021
Telefónica Móviles Chile, S.A.
Bilateral loan (5)	—	USD	114	—	04/17/2020	09/29/2023
T. UK Limited
Syndicated (6)	—	GBP	—	—	05/07/2020	09/29/2020
(1) On February 18, 2020, there was a decrease in the limit of the bilateral credit from 300 million euros to 135 million euros.
(2) The bilateral loan has two annual extension options.
(3) The financing matures in 2024, with two annual extension options at the request of Telefónica Germany GmbH & Co. OHG, for a maximum maturity in 2026.
(4) On July 17, 2020, there was an early repayment for USD 70 million, therefore the outstanding amount was from USD 320 millions to USD 250 millions.
(5) On September 30, 2020, there was an extension of the maturity for the USD 140 million bilateral loan up to 2023.
(6) On September 29, 2020, there was an early repayment of the syndicated loan. The original maturity of the loan was 2021 with two six-months extension options at T. UK Limited request with a maturity up to 2022.
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
Regulation on COVID-19
As a result of COVID 19, in the most relevant jurisdictions where Telefónica operates, governments, during year 2020, have imposed different temporary measures on telecommunications operators, aimed at protecting the most vulnerable consumers. These measures ceased to apply in some countries at the beginning of the year 2021 (this is the case of Spain, Ecuador, Argentina and Peru). Amongst the measures adopted and still applicable, are: In Colombia, a ban on debt service suspension and payment fractionation and deferment of payment without surcharges. Also, in Colombia the government imposed the obligation to allow users 200 SMS for free and allow free browsing in 20 URLs defined by the government and imposed an obligation to publish some indicators related to the service quality until February 28, 2021. In Brazil, an obligation was imposed to send text messages (SMS) on the care needed for the prevention of this disease to the user base. In Germany, tracking application is free of charge, with no data consumption involved.
Furthermore, in several jurisdictions of the Telefónica Group, our operators agreed voluntarily with the Government to offer a package of minimum connectivity services at a reduced or free price, together with free access to specific platforms (i.e. health, emergencies, education, information). In Chile this voluntary agreement finished on December 2020.
On the other hand, and in order to facilitate for operators to provide telecommunications services during the pandemic, in Peru, Brazil and Colombia, the government adopted measures making it easier to comply with quality regulatory obligations. Colombia also issued flexibilization measures regarding the user’s protection regime, allowing the digitalization of the interactions, claims and complaints. Peru and Argentina made the regulatory framework for infrastructure deployment more flexible. In addition, Peru established the possibility of temporarily assigning spectrum at no cost. In this context, and at Telefónica's request, the Ministry of Transport and Communications (MTC) assigned 20 MHz on the 2.5 GHz band in 50 districts of Lima for 6 months, renewable for the same period and 60 MHz on the AWS-3 Band in 8 districts for 109 days. In Spain, the spectrum auction in the 700 MHz band has been delayed, and in Germany, the Federal Government has agreed to reduce VAT from 19% to 16%.
Electronic Communication Regulation in the European Union
By Directive (EU) 2018/1972, of December 11, 2018, the European Code of Electronic Communications (EECC in its acronym in English) was approved by the European Parliament and the Council. The Member States had a period of two years (until December 21, 2020) to transpose said Directive into their national legislation.
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
Recently, the EC approved its Relevant Market Recommendation (RMR) updating and reviewing the 2014 Recommendation, reducing the total amount of markets susceptible of ex-ante regulation from 4 to 2: wholesale local access provided at a fixed location market (previous market 3a) and wholesale dedicated capacity market (previous market 4). Nevertheless, NRAs are still able to analyze any other market that according to national circumstances might deemed to be uncompetitive.
In relation to the establishment of a maximum limit at European level for both fixed and mobile termination rates (FTRs/MTRs), it is worth mentioning that their drop in recent years has been so important that future decreases are estimated to have a much modest impact on incomes that they had in the past. On December 18, 2020, EC adopted the Delegated Act establishing the glide path for mobile termination rates towards 0,2 euro cents per minute by 2024 and to 0,07 euro cents per minute in the case of fixed rates. Delegated Act is directly applicable in all Member States and will come into force by mid of first quarter of 2021, after the Parliament and Council’s approval.
The European Council has approved the Recovery and Resilience Mechanism (RRM), with European funds of 750 billion euros until 2025 as a central pillar of the European Digital Transformation (>20% of funds) initiatives which can receive support to advance connectivity and the digitalization of society.
Telecom Single Market
EU Regulation 2015/2120 of the EP and of the Council of November 25, 2015, lays down measures basically concerning open Internet access (Net Neutrality) and roaming on public mobile communications networks within the Union.
•Roaming: Since June 15, 2017, operators have not been allowed to charge roaming users within the EU additional fees to their domestic prices for roaming calls, SMS and data services. However, in some circumstances, operators may still apply consumption limits and additional surcharge under a "fair use policy" or additional surcharges under the sustainability exemption. On June 9, 2017, an agreement between the Parliament and the Council approving maximum wholesale caps was published. These caps are effective from June 15, 2017 for roaming services with the following currents limits that remain in force until June 30, 2022: i) 0.01 euros per SMS; ii) 0.032 euros per minute; iii) data service glide path: 4.5 euros per GB (2019); 3.5 euros per GB (2020); 3 euros per GB (2021) and 2.5 euros per GB (2022). A review of the roaming market is expected during the first quarter of 2021.
•Net Neutrality: Under the principle of network neutrality applicable to Internet access services area, network operators are not permitted to establish technical or commercial restrictions regarding the terminals that can be connected or the services, or applications and contents that can be accessed or distributed through the Internet by the end user. It also refers to the non-discriminatory behavior (e.g. non-anticompetitive) to be adopted by operators regarding the different types of Internet traffic circulating through their networks.

Digital Single Market
Among the most relevant regulatory initiatives we can find the following:
•Content Package:

•On November 28, 2018, the audiovisual Directive (AVMS) was published in the Official Journal of the European Union. The text came into force on December 19, and must be transposed into national law in the EU member States within 21 months (by September 19, 2020). In Spain, the Government published on November 11, 2020 the Draft General Law on Audiovisual Communication for the transposition of the Directive on Audiovisual Media Services (AVMSD) and

opened a consultation and allegations period that ended last December 3. In Germany, the transposition of the AVMSD was specified in the Interstate Media Treaty, which entered into force on November 7, 2020. Finally, the United Kingdom adopted the AVMS Regulation on September 30, 2020, which was applicable until the formalization of the UK’s exit from the UE. The European Commission announced on November 24, 2020 the opening of a sanctioning procedure against Spain and more than twenty States (which also included Germany and the UK) for their delay in transposing the Directive into national legislation. Among the main novelties of the regulation, it includes greater protection of children, limits on advertising and boost to European production. Rules will apply to television channel and also to video-on-demand platforms and distribution of videos, as well as to live broadcasts on these platforms. In particular video sharing platforms will be obliged to reserve at least 30% of European production in their video catalogs on demand. In addition, Member States may impose financing obligations to providers of VOD services established in another Member State but offering services in their countries.
•The Geo-Blocking Regulation tries to limit geographically-based restrictions which undermine online shopping and cross-border sales. As a follow-up to the revision of the Geo-Blocking Regulation, the European Commission published an Action Plan to support the recovery and transformation of the audiovisual sector on December 3, 2020, in order to initiate a dialogue with the audiovisual industry during the year 2021 to improve access and availability of audiovisual content across EU borders.
•Proposed Regulations on the Digital Services Act and the Digital Markets Act:
On December 15, 2020, the European Commission published its proposed Digital Services Act and Digital Markets Act regulations.
In relation to the new Digital Services regulation, obligations will apply throughout the EU to all digital services that connect consumers to goods, services or content, such as:
•Rules on the removal of illegal goods, services or content online.
•Safeguards for users whose contents have been removed by error by the platforms.
•Obligation for the platforms to adopt measures to avoid the abuse of their systems.
•Transparency measures with a wide scope.
•New powers to control the operation of the platforms.
•New rules on the traceability of companies in online markets.
•Cooperation process between authorities to ensure compliance and adoption of measures.
With respect to the Digital Market regulation, whose main goal is to avoid the negative consequences derived from the behavior of the platforms that act as "gate keepers", the main points regulated are:
•It will only apply to the main platform providers more prone to incur in unfair practices.
•It defines thresholds for the definition of "gate keepers".
•It will prohibit manifestly unfair practices.
•It requires "gate keepers" to take action in a proactive manner.
•The regulation will impose penalties of up to 10% of global income for non-compliance.
The European Parliament and the Member States will debate both proposals until they are approved. This process may take approximately one year.
Data Protection
In relation with Data Protection & Privacy, the new General Data Protection Regulation (GDPR) of April 27, 2016, directly applicable in all member States in Europe from May 25, 2018, introduced administrative fines of up to 4% of an undertaking’s annual global turnover of the preceding financial year for breaching the new data protection rules.

Member States, among them Spain, Germany and United Kingdom have adopted implementing measures of this Regulation.
On January 10, 2017, the EC put forward its proposal for a Regulation on ePrivacy, which will replace the current Directive 2002/58/EC on privacy in the electronic communications sector and will complement the GDPR. The EC proposal also introduces administrative fines of up to 4% of an undertaking’s annual global turnover of the preceding financial year for breaching new regulation. Its approval is expected for 2021.
On the other hand, the Privacy Shield, approved by the EC on July 12, 2016 to lay out the framework for the international transfer of personal data from the EU to the US, was declared invalid by the European Court of Justice (ECJ) on July 16, 2020. In the same Ruling, ECJ considered that the Standard Contractual Clauses (SCC) for the transfer of personal data to processors established in third countries are valid, but may not be sufficient, in particular when the law of the third country allows its public authorities to interfere with personal data rights without adequate safeguards and effective remedies and actions. In those cases, the data controller will have to assess if they need to take additional measures. If these additional measures are not sufficient, they are obliged to suspend or terminate the international transfer of personal data.
Radio spectrum policy

On December 14, 2016, the three European institutions reached an agreement on how to coordinate the use of the 700 MHz band facilitating the introduction of 5G as of 2020. The 700 MHz band was expected to be assigned to mobile operators and made available for wireless broadband use by June 30, 2020, at the latest, in all EU Member states. Duly justified exceptions on grounds defined in Decision 2017/899/CE are allowed until June 30, 2022. Recent COVID-19 exceptional circumstances have delayed awards and spectrum availability in some Member States.
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
Spain
General regulatory framework
The legal framework for the regulation of the telecommunications sector in Spain is governed by the General Telecommunications Law (9/2014) of May 9. The main modifications of this Law compared to the previous one were the reduction of administrative burdens to boost networks deployments, as well as the adoption of complementary measures for boosting investment in telecommunications sector. The draft of the General Telecommunications Law, implementing the "EECC", has been submitted to a public consultation process in 4Q2020 and it is expected that the draft bill will be approved during the first half of 2021, starting from that moment its parliamentary process.
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
Relevant developments are the updating of terminating prices for the period 2019-2021, as well as the possibility of charging a surcharge for traffic originated outside the EU under the principle of reciprocity. The approved prices are as follows: from August 2019 until December 31, 2019 at 0.0643 euros per minute; from January 1, 2020 until December 31, 2020 at 0.0593 euros per minute and from January 1, 2021 at 0.0545 euros per minute.
Mobile market
Mobile network call termination
On January 2018, the CNMC adopted the final decision where all mobile operators were considered SMP for the call termination in their networks.
On January 18, 2020, the CNMC approved terminating prices applicable from January 1, 2020, set at 0.64 euro cents per minute, as well as the possibility of charging a surcharge for traffic originated outside the EU under the principle of reciprocity.
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
On January 18, 2017, the CNMC adopted a Resolution which approved the reference offer of the new wholesale unbundled virtual access service to Telefónica's new broadband Ethernet service (local NEBA). NEBA services are expected to allow alternative operators more flexibility to structure their retail offers over Telefónica's fiber network. In March 2018, the CNMC approved the methodology to be used to assess the maximum wholesale access price which Telefónica could charge to other operators for accessing the optical fiber network in regulated areas (NEBA Local and NEBA services), set at 17.57 euros per month. This price is reviewed twice a year in order to assess whether Telefónica's retail offers (broadband flagship products) are economically replicable with such price.

In July 2018, the CNMC approved the methodology to analyze whether Telefónica’s business offers can be replicated by other operators.
On November 12, 2020, by means of a resolution to the revision of the parameters of the Economic Replicability Test, CNMC has considered that one of Telefónica’s flagship products was not replicable with existing wholesale access service price, encouraging Telefonica to reduce that price in order to restore the economic replicability of all its retail flagship products.
The resolutions from March 2018, July 2018 and November 2020 has been appealed by Telefónica de España.
On November 17, 2020, CNMC launched a public consultation regarding the broadband market (3a/3b market) regulation. The most remarkable aspects suggested by CNMC are:
•To expand the competitive area in new generation networks, from 66 to 592 districts, which represent the 67% where the Spanish population lives. In these areas the obligation to offer a wholesale broadband access service (NEBA) will not be imposed on Telefónica’s fiber network.
•In the remaining districts, CNMC requires Telefónica to provide other operators with a virtual disaggregated access service (local NEBA) and a wholesale broadband access service (NEBA) on its fiber network.
•Throughout the whole territory, CNMC suggests continuing maintaining the obligation by which Telefónica must provide the wholesale service of giving access to its civil infrastructure (ducts, conduits and posts).
After analyzing the comments made by the interested parties during the hearing process, CNMC will approve a draft measure that will be sent to the European Commission, as well as to the Ministry of Economic Affairs and Digital Transformation. It is expected that the new regulatory measure will be approved during 2021.
Universal service obligations
The Minister of Economy and Business on September 26, 2020, has approved a Resolution (ECE/1280/2019) for the designation of Telefónica de España as the operator responsible for the Universal Service Obligation (Network access and telephone service, public payphones) for a period of three and two respectively from January 1, 2020. The designation for the provision of a sufficient supply of public payphones has been appealed by Telefonica de España.
Spectrum
On February 22, 2021, Telefónica España acquired a 10 MHz block in the 3.4-3.8 GHz band for 21 million euros. With this spectrum acquisition, Telefónica completes 100 MHz which corresponds to the maximum carrier width in the 5G standard. Following this auction, the reorganization procedure of the 3.4-3.8 GHz band may be opened, in order for all the operators to have contiguous frequency blocks and ensure a more efficient use of the spectrum to deploy 5G technology and associated services. Regarding the 700 MHz band, a consultation has been opened on the conditions of an auction of a total of 75 MHz, which is expected to take place in April 2021, distributed in a 2X10 MHz license and four 2x5 MHz licenses in the 703-733/758-788 MHz band and three additional 5 MHz download licenses each in the 738-753 MHz band.
Additionally, Telefónica has already extended its administrative concessions in the 3.4-3.6 GHz band (2x20 MHz) and the 2.1 GHz band (2x5 MHz+ 5 MHz). In both cases, the initial term of the concession expired in April 2020 with the extension of 10 additional years (until 2030).
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
Acquisition of Distribuidora de Televisión Digital, S.A. (DTS)
The Resolution of the CNMC of April 22, 2015 authorized the acquisition of the exclusive control of DTS (Distribuidor Oficial de Televisión, S.A.) by Telefónica de Contenidos, S.A.U. As a result of such authorization, the new entity assumed a set of commitments for a five-year period, which briefly are: i) the obligation to make available a wholesale offer of channels with premium content, that allows the replicability of Telefónica retail Pay TV offer; ii) the prohibition of including a period of permanence clause in contracts for Pay TV packages; iii) the prohibition of attract DTS customers for a period of two months; iv) the obligation to keep at least three international routes uncongested with three Internet Connectivity Providers; and v) the prohibition of formalizing exclusive contracts exceeding three years with content providers.
In July 2020, CNMC decided to extend the application of the commitments on the DTS merger for an additional period of three years. After analyzing the existence of relevant modifications in the markets affected by the operation, the CNMC considered that it was justified to maintain all the commitments except for the broadcasting rights in the video on-demand modality (SVOD), whose commitment to limit the exclusivity, validity period and exploitation period of the contracts that Telefónica could sign is eliminated. In the TV channel commercialization area, the commitment prohibiting Telefónica from early termination of contracts with third party TV channel owners whose term ends within the commitment extension period is softened, allowing the early termination through good faith negotiation, under reasonable and non-discriminatory conditions. The commitments related to the pay-TV market in Spain, expressly subject to a term that has already expired, also terminate. Telefónica has appealed the decision.
Germany
General regulatory framework
The European Union legislative framework was implemented in Germany at the end of June 2004, by the approval of Telecommunications Act (Telekommunikationsgesetz). Following the adaptation of the 2009 EU Telecom Package, the Telecommunications Act has been repeatedly amended over the last years. The national regulatory authority responsible for regulation of electronic communication networks and services is the Bundesnetzagentur, or BNetzA. On December 16, 2020, the German government published a draft new Telecommunications Act which aims at transposing the European Code of Electronic Communications (EECC) into German law. The respective legislative proceedings will take some more months.
On January 14, 2021, the German parliament passed the GWB-Digitalisierungsgesetz (Act for restrictions of digital competition). The aim of the act is to counteract abusive behavior of companies with a relevant importance in the market for competition. It was published on January 19, 2021.
The main licenses and concessions held by Telefónica in Germany are listed at the end of this Appendix VI under the title “Main concessions and licenses held by the Telefónica Group”.
Spectrum
The spectrum auction of June 12, 2019, bid the entire spectrum of the 2100 MHz band awarded to Telefónica so far. As a result of the auction, Telefónica obtained a 2x5 MHz block, whose license began on January 1, 2021 and expires on December 31, 2040, and another 2x5 MHz block with a license from January 1, 2026 to December 31, 2040. Thus, until December 31, 2020, Telefónica, in the 2100 MHz band has had 2x19.8 MHz + 2x14.85 MHz (a total of 2x34.65 MHz). From January 1, 2021 to December 31, 2025, Telefónica has 2x5 MHz (until 2040) + 2x14.85 MHz (until 2025), a total of 2x19.85 MHz, and from January 1, 2026 it will have 2x10 MHz until December 31, 2040.
In connection with the aforementioned auction, Telefónica's appeals against Decisions III and IV adopted by the German regulator on the conditions of use of the frequencies and the auction rules for the 2 GHz and 3.4 to 3.7 GHz bands are pending. Telefónica challenged the coverage obligations imposed and the requirement to negotiate network access.

On the other hand, in the 2.6 GHz band, Telefónica is renting 2x10 MHz to 1&1 DRI as a consequence of the remedies of the merger with E-Plus.
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
On November 21, 2019, BNetzA opened the application procedure for the assignment of spectrum for local non-public broadband in the 3.7 to 3.8 GHz range, in particular for 5G applications, from which telecommunications operators are excluded. The procedure is still open.
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
On February 22, 2019, the EC initiated formal proceedings against Telefónica Deutschland Group for the implementation of the commitment to grant 4G wholesale services resulting from the merger of Telefónica/E-Plus by issuing a Statement of Objections. Telefónica Deutschland commented on the Statement of Objections on April 26, 2019. Telefónica Deutschland has adjusted the conditions of 4G wholesale services.
Market reviews
Mobile termination rates (MTR)
The most recently valid MTR of 0.95 euro cents per minute expired on November 30, 2019. The MTR valid as of December 1, 2019, have been approved at 0.90 euro cents per minute until November 30, 2020. As of November 30, 2021, a rate of 0.78 euro cents per minute and from December 1, 2021 a rate of 0.70 euro cents per minute was approved.
Fixed termination rates (FTR)
In a resolution dated June 28, 2019, BNetzA fixed the FTR for the year 2020 at 0.06 euro cents per minute and for the year 2021 at 0.05 euro cents per minute.
BNetzA consultation and market studies on fiber optic infrastructures
The analysis by BNetzA in 2017 on “Issues in rates regulation for FttH/B-based wholesale products with a view to the development of fiber optic infrastructures capable of high performance” as well as on the need for regulation and the existence of significant market power on markets 3a (wholesale local access provided at a fixed location) and 3b (wholesale central access provided at a fixed location for mass-market products) continued in 2020. The key aspect of these analysis were questions of regulatory support for an accelerated roll-out of fiber optic networks based on rates and whether FTTH/B-based wholesale products will continue to be assigned to the nationwide connection market in which copper-based connections and cable-based connections can also be found. Final decisions are expected to be made in 2021.
United Kingdom
General legislative framework
The EU Regulatory Framework was implemented in the United Kingdom by the Communications Act in 2003. The Office of Communications, or Ofcom, is designated as the NRA responsible for the regulation of electronic communications networks and services. Under the terms of the Withdrawal Agreement, the UK remains under an obligation to implement EU Directives until the end of the transition and implementation period on December 31, 2020. On December 2, 2020, the Government made the 2020 Electronic Communications and Wireless Telegraphy Regulation (Amendment) (European Electronic Communications Code and EU Exit). These make amendments to the Act, with effect from December 21, 2020, in order to transpose the EECC into UK law. These include certain changes to implement the end-user rights provisions, such as introducing a new express power for Ofcom to impose general conditions relating to “bundled contracts”.
The main licenses and concessions held by Telefónica in the United Kingdom are listed at the end of this Appendix VI under the title “Main concessions and licenses held by the Telefónica Group”.
Wholesale price regulation
Following a market review, mobile termination rates for all mobile providers, including the four national mobile communications operators are subject to controls based on the pure long-run incremental cost approach ("pure LRIC"). The present mobile wholesale termination rate is 0.468 ppm. Ofcom is proposing to reduce this to 0.389 pmm from June 1, 2021.
Spectrum
Following an agreement between the Government and industry to provide for a “Shared Rural Network”, the mobile operators, including Telefonica United Kingdom, agreed to amend their 900 and 1800 MHz licences to provide for 88% geographic coverage by 2024 and 90% geographic coverage by 2026.
Telefonica United Kingdom acquired 25 MHz of 2.6 GHz TDD spectrum from BT operator, in November 2020. Ofcom is planning to auction 700 MHz and 3.6 GHz - 3.8 GH spectrum in March 2021, although such auction could be delayed.
Brazil
General legislative framework
The delivery of telecommunications services in Brazil is subject to regulation under the regulatory framework provided in the General Telecommunications Law enacted in July 1997. The National Agency for Telecommunications (Agência Nacional de Telecomunicações or ANATEL), is the principal regulatory authority for the Brazilian telecommunications sector. On October 4, 2019, Law 13.879/2019 was published, introducing significant changes to the telecommunications framework.
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
Licenses
The main licenses and concessions of spectrum held by Telefónica in Brazil are listed at the end of this Appendix VI.
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
At December 31, 2020 the estimated residual value of reversible assets was 6,711 million Brazilian reals (approximately 1,053 million euros under the exchange rate applicable on such date).

In the other Brazilian states, Telefônica Brasil provides local, international and long-distance STFC, personal mobile service (SMP) and broadband multimedia communication services (which include the provision of fixed broadband connection) and pay TV services, all under the private regime.
On June 17, 2020, the Decree that regulates Law 13,879/2019 was published. The Decree 10,402/2020 allows the renewal of existing licenses. Previously, only a single license renewal was allowed for the same period. Currently, the successive renewals will be made in a competitive process at market price. The renewal amount can be converted, totally or partially, into investment commitments.
Regarding Telefónica’s requests for renewal of spectrum licenses in the 850 MHz band, which are due to expire between 2020 to 2028, Anatel decided to extend the licenses until November 29, 2028. In addition, the amount due for the extension must be calculated based on the parameters of the net present value, in order to reflect the real economic value (market value) of the bands. However, Telefónica has appealed the aforementioned decision as far as the economic value is concerned. According to the Agency, the extension for a different period as compared with the Law resulted exceptionally from the need to promote the refarming. In this way, the deadlines for renewal of all operators will overlap and the Agency will decide the issue together.
Regarding the 2.5 GHz and 450 MHz spectrum bands, licensed in certain cities, the regulator issued a decision in June 2019, which has been challenged, by Telefónica allowing the use of a satellite solution to meet existing commitments and obligations to increase the connection speed and ordering the termination of licenses relating to the 451 MHz to 458 MHz and 461 MHz to 468 MHz frequencies in cases where relevant operators have not used such frequencies within the deadline set in the relevant auction notice. Telefónica had not provided any services through the 450 MHz band by the relevant deadline, as relevant equipment was not available at such time. If challenges brought against this decision are not successful, Telefónica could lose its right to exploit the 450 MHz band.
On February 6, 2020, ANATEL has published a proposal regarding the 5G auction, that will be incorporated into a public consultation. It is expected that the auction will take place in 2021.The frequencies to be auctioned are 20 MHz of 700 MHz band for national blocks, 90 MHz of 2.3 GHz band for regional blocks, 400 MHz of 3.5 GHz for national and regional blocks and 3,200 MHz of 26 GHz for national and regional blocks.
Interconnection, tariffs and prices

Interconnection among public networks is mandatory in Brazil. Generally, parties can freely negotiate the terms and conditions about technical points, economic discounts and rights/obligations, of the interconnection agreements. Interconnection rates for fixed network operators identified as operators with SMP (Resolution No. 588/2012) are defined by ANATEL; the interconnection rates for the use of mobile operators networks (Resolution No. 438/2006), may be agreed between the parties. However, if the parties fail to reach a consensus, particularly regarding charges to fixed operators (Resolution No. 576/2011), ANATEL imposes the rates to be used. The mobile termination market is based on the model of incremental costs and, pursuant to applicable laws, variations in VU-M must be reflected in VC1 (retail price paid by users for local fixed-mobile calls). Regarding VC2 and VC3 (retail price paid by users for national long distance fixed-mobile calls), variations in VU-M no longer need to impact these values, as is still the case of VC1. In March 2020, ANATEL approved Resolution No. 724, which established the Standard for the implementation and monitoring of tariff freedom in the Fixed Telephone Service (STFC) for use by the general public, in the National Long-Distance mode. Since then, the company has been free to determine domestic long-distance fees according to the market.
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

Further, ANATEL’s Resolution No. 694 of July 17, 2018, changed article 41 of the Appendix II of the General Plan of Competition Goals (PGMC), and established the “bill and keep” between SMP and the non-SMP operators as 50/50%, from February 24, 2018 for the next 4 years, when this might be revised by ANATEL. Accordingly, the VU-M values (in Brazilian reals) for 2021 applicable to Telefónica Brazil are the following: (i) Region I: 0,013800; (ii) Region 2: 0,01527; and (iii) Region 3: 0,02814, nevertheless Telefónica can reach an agreement for higher values.
Regulation on Universal Service
Currently, only Fixed Switched Telephony Services are subject to universalization obligations. These obligations are established in the General Plan of Universalization Targets (PGMU) and can be reviewed every five years.
Mexico
General regulatory framework
In Mexico, the provision of telecommunication services is governed by the Constitution and the Federal Telecommunication and Broadcasting Law (LFTy R), published on July 14, 2014. The Federal Law of Economic Competition published on May 23, 2014, its regulations and the Regulatory Provisions of the Federal Law of Economic Competition for telecommunications and broadcasting published by the Federal Telecommunications Institute on January 12, 2015.
In Mexico, the Chamber of Deputies approved the proposal amending the Federal Telecommunications and Broadcasting Law to create a National Register of Mobile Telephone Users storing biometrics and personal data.
The Padrón Nacional de Usuarios de Telefonía Móvil will include users’ telephone number, date and time of activation of the SIM card, name, nationality, official identification number with photography, address, telecommunications provider data, contracting modality, biometric data, and Population Registration Key (CURP) number.
The Federal Institute of Telecommunications will be in charge of managing the Register and issuing the corresponding regulatory provisions.
The mobile providers will have the obligation to collect and validate the information of the users that will be included in the register, as well as to report in cases of cancellations, additions or any movement in order to keep the registry updated. Fines are foreseen in case of not making the registration of any line and / or its modifications or for doing it in an untimely manner.
Now, the new proposal has been turned over to the Senate, and if approved, it would imply significant costs for the company as it is obligated to have the equipment and systems at each of its points of sale that allow it to collect biometric data from users. On the other hand, for those users who do not register previously acquired lines within a period of two years, providers will be obligated to suspend them immediately, which would significantly impact the user base.
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
The IFT, as the Mexican national authority in communications and broadcasting sectors, declared in 2014 the América Móvil Group a preponderant operator in the telecommunications market, imposing specific measures with asymmetric obligations to avoid damaging competition and free market participation. Within these measures are the imposition of a regulated framework interconnection agreement and a set of reference offers for: leasing of dedicated links, access and shared use of passive infrastructure in fixed and mobile networks, MVNOs, roaming and local loop unbundling. In this sense, on November 17, 2016, Telefónica México and América Móvil Group signed an agreement in order for América Móvil to provide the wholesale service of national roaming in the areas where Telefónica México currently has no coverage. This was done in light of the specific measures with asymmetric obligations imposed by the IFT to the Preponderant Economic Agent, services that are used by Telefónica México.
Licenses

The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.
Pegaso PCS, S.A. de C.V. (Pegaso PCS) has multiple concessions and licenses for installation and operation of a public telecommunications network to provide telecommunications services and use spectrum for the provision of mobile wireless service nationwide.
In Mexico, Telefónica México accepted the terms and conditions established by IFT for the renewal of national exploitation licenses of 1900 MHz spectrum, that expired in 2018. Notwithstanding the foregoing, on November 21, 2019, Pegaso PCS, S.A. de C.V. notified IFT of the waiver of the totality of its spectrum licenses on fourth different stages. On December 31, 2019, Telefonica returned 40 MHz of 2.5 GHz along with some blocks of 1900 MHz in different regions of the country. On December 31, 2020 Telefónica México returned the 850 and 1900 MHz spectrum for regions 1, 3 and, 4. The remaining 850 and 1900 MHz spectrum bands for regions 2, 5, 6, 7, 8, and 9 are still pending to be returned on December 31, 2021 and June 30, 2022.

Prices and tariffs
Tariffs charged to customers are not regulated. They are set by companies and must be registered with the IFT, in order to be enforced.
Interconnection
On November 17, 2020, the IFT published the MTRs applicable to solve any conflicts regarding MTR during 2021, 2022 and 2023. For 2021 MTRs were set, for the Preponderant Economic Agent (Radiomóvil Dipsa, S.A. de CV- Telcel-) at 0.018489 pesos per minute, while for the non-preponderant ones they were set at 0.073714 pesos per minute. These rates were calculated using was an LRIC cost model used in the past with new criteria and variables. This decision and the ones that established the MTRs applicable to 2018, 2019 and 2020 were challenged by Telefónica.
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
In May 2014, law No. 20750 allowing the introduction of DTT was published in the Official Journal. It set an extensible deadline of five years for the blackout analog. It also set forth that the concessions of free-to-air broadcasting could be nationwide, regional, local and with European coverage.
The principal regulation concerning competition in Chile is Decree No. 211 of 1973, whose current text was established in Law Decree No. 1 of 2005 (Ministerio of Economía, Fomento y Reconstrucción). The Competition Court deals with infringements of competition law. This Law Nº 20,945 was published on August 30, 2016. The law increases the administrative fines up to 30% of the sales relating to the product line or services associated with the infringement during the period in which the alleged infringement took place, or up to the double of the economic profit reached by the infringement.
Other relevant laws that have an impact on the operation are Law No. 20,808, published in the Official Gazette on January 28, 2015, which protects the free choice of users in cable, Internet or telephony services, Law No. 21,046 that establishes the obligation of a guaranteed minimum speed of Internet access, published in the Official Gazette of November 25, 2017 and Law No. 21,245, published in the Official Gazette on July 15, 2020 that establishes the obligation to provide the Automatic National Roaming service in certain areas.
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
In Chile, the enforcement of the ruling issued by the Supreme Court ordering Telefónica Móviles Chile ("TMCH") to relinquish part of the spectrum acquired in 2014 (20 MHz) in the 700 MHz band, The court decision requires TMCH to dispose of 20 MHz, however allows TMCH to choose the band from which spectrum is relinquished. In November 2019 TMCH presented to SUBTEL and the TDLC the proposed bidding rules for TMCH’s direct sale of 10 MHz in the 1900 MHz band, as this decision must be complied with before October 17, 2021. On December 21, 2020 the sale was awarded. The remaining 10 MHz were returned to SUBTEL through the resignation over two concessions in the 3500 MHz band (in the southern part of the country) that were not in use.
On December 5, 2019, and after consulting procedure, the TDLC notified resolution 59 through which it modified the 60 MHz spectrum cap, establishing percentage caps by macrobands. Against this resolution, claims were filed by some operators and Conadecus, which were partially accepted by the Supreme Court on July 13, 2020, in the sense of: i) maintaining the percentage caps set by the TDLC, with the exception of the low macroband (up to 1 GHz) which went from 32% to 30%, and ii) establishing certain complementary measures to the Mobile Network Operators such as, national mandatory and temporary roaming; or keeping an offer of facilities and resale plans for MVNOs permanently available and updated, among others.
On August 31, 2020, the TDLC determined that the execution of the decisions issued by SUBTEL, in relation to the 3.5 GHz band, does not infringe the free competition. Furthermore, the TDLC established that the 3.5 GHz assignees can only operate fixed wireless services and that, in order to provide mobile services with that spectrum, a public tender must be held by the Authority. Telefónica appealed it before the Supreme Court, whose resolution is currently pending.
SUBTEL called 4 simultaneous tender to auction 30-year concessions in four bands - a total of 20MHz will be made available in the 700MHz band, 30MHz in the AWS band, 150 MHz in the 3.5 GHz band and 1.600 MHz in the 26GHz band. On November 18, 2020, applications to the auction were submitted, with Telefónica Chile only applying for the 3.5 GHz band.
On October 30, 2020, TMCH filed a consultation before the TDLC, requesting that the 5G competition tender rules shall be previously reviewed by the mentioned court and applying for the suspension of the tender as an interim measure. This request was rejected, and the consultation is still ongoing at the court. Finally, on February 16, 2021, the auction for the 3.5GHz band was completed and Telefónica Móviles Chile has been awarded 50MHz.
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
On May 9, 2019, a new Tariff Decree regarding fixed termination rate was adopted for the 2019-2024 period. The new tariff decree for the period 2019-2024, entered into force retroactively in May 2019 and represents a 65% drop from the previous value to reach a value of 1.3 CLP per minute during normal business hours.

Regarding mobile termination rates, in 2019 a new decree was issued, which will be applicable for the next 5 years, The average tariff which will apply until 2024 was 1.8 CLP per minute (0.0024 euros, without VAT, based on the exchange rate as of February 6, 2019, to be charged on a per second basis). The validity of the new tariff decree starts on January 26, 2019.

Argentina
General regulatory framework
The basic legal framework for the provision of telecommunications services in Argentina is set forth in the Law “Argentina Digital” No. 27078 issued on January 7, 2015. This legal framework declared of public interest the development and regulation of information technology, communications and its associated resources (TIC's). Thus, this law became the specific regulatory regime for the free market, including rules on interconnection, universal service and radio spectrum, and setting out the principles of network neutrality and giving to the technological, informational and communicational companies the possibility of providing broadcasting services (except satellite infrastructure), and setting a single license system.
Additionally, the Government approved the Decree No. 267/2015, published in the Official Gazette on January 4, 2016, which amended the Argentina Digital Act creating the National Communication Agency (ENACOM), which is the continuation of the Federal Authority for ICTs (Autoridad Federal de Tecnologías de la Información y las Comunicaciones).
By the Decree of Need and Urgency No. 690/2020, it was resolved to amend Law 27078, establishing that Information and Communication Technology Services and Access to telecommunications networks for and among licensees are essential and strategic public services. At the same time, it determined that the prices of ICT essential and strategic public services will be regulated by the authority. Finally, it incorporated mobile communication services as public services. In connection with DNU 690/2020, Telefónica de Argentina, S.A. and Telefónica Móviles Argentina, S.A. (collectively, “Telefónica”) were forced to file a lawsuit against the Argentine State, in connection with a series of contracts for licenses to provide services and spectrum use authorizations entered into between Telefónica and the Argentine State, including the licenses resulting from the 2014 spectrum auction. Such contracts and their regulatory framework provided that the services provided by Telefónica were private and prices would be freely set by Telefónica. However, DNU 690/2020, by providing that the services will be "public services" and that prices will be regulated by the Argentine State, substantially modifies the legal status of those contracts, and substantially deprives Telefónica of essential rights derived from those contracts. As a result, Telefónica has filed a lawsuit claiming the breach of the contractual relationship and the impairment of the performance of its obligations under such contracts.
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
Roaming
By means of Law 27.497 (BO 10/01/2019) the Economic Complementation Agreement No.35 between the States part of Mercosur and the Republic of Chile was approved, which includes the Commercial Agreement between the Republic of Chile and the Republic of Argentina by which these countries are obligated to implement the international roaming services in the territory of the other party with the same tariffs or prices they charge for the mobile services in their own country.

Finally, by means of Resolution ENACOM 927/2020, the International Roaming Regime between the Republic of Argentina and the Republic of Chile was approved, establishing as from August 29, 2020, the international roaming service.
Prices and tariffs
Since the amendment of the Argentine Digital Act by Decree No. 690/2020, the licensees may set the prices, which must be fair and reasonable, must cover exploitation costs and aim to an efficient provision and a reasonable operation margin. The authority may regulate the prices for reason of public interest.
On December 21, 2020, the BO published the ENACOM Resolution No. 1467/2020, which regulates the Mandatory Universal Basic Provision (PBU) for fixed and mobile telephone services, internet services and radio broadcasting by subscription through physical or radio links. Both the PBU benefits and the prices are established by the control authority. Only a certain group of persons who are covered by the cases set by the regulation (social plans beneficiaries, unemployed, etc.) may have access to the PBU.
Interconnection
The National Entity of Communications (ENACOM) has the power to control prices and tariffs, and also to set them in order to the general costs or other compensation mechanism.
The Ministry of Modernization issued resolution 286/2018 establishing a new interconnection regulation. Based on this, ENACOM set a local termination rate in the Fixed Telephony Service's networks equivalent to 0.0045 U.S. dollars per minute, for the local transit service a rate equivalent 0.0010 U.S. dollars per minute and for the service of long distance transport a rate equivalent to 0.0027 U.S. dollars per minute. A rate of 0.0108 U.S. dollars per minute applies to termination services in mobile networks.
ENACOM Resolution No. 1510/2020, published in the BO on December 31, 2020, set, on a temporary and exceptional basis, the reference exchange rate applicable to the remuneration of interconnection charges in force for calls made as of January 1, 2021, which will fixed at eighty-three pesos and thirty-six cents (83.36 U.S. dollars) for each U.S. dollar. This measure will be applicable for services rendered up to and including June 30, 2021.
Colombia
General regulatory framework
In Colombia there are different agencies responsible for decision-making in the Information Technology and Communications sector (ICT), among them are the Ministry of Information and Communication Technologies (MinTIC), the Communications Regulation Commission (CRC), the National Spectrum Agency (ANE), the Superintendence of Industry and Commerce (SIC).
Through Law 1341 of July 30, 2009, as amended by Law 1978 of 2019, ICT sector is modernized, the competences are distributed and a single regulator is created, with the purpose of encouraging investment in the sector and focus on connectivity, creating more and better services, as well as unifying the regulatory framework and strengthening public television and radio.
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
Licenses
The main concessions and licenses for spectrum use are reflected in the table, at the end of the Annex.
In April 2021, expires the deadline to apply for the renewal of one of the permits for 15 MHz of spectrum in the 1900 MHz band, which is valid until October 18, 2021. For the renewal, the MinTic will have to impose a consideration at market prices which will be subject to the recent rules of the aforementioned Law 1978 of 2019.
In Colombia, the "5G Plan" as well as the 2020-2024 Spectrum Public Policy and the 2020-2024 Spectrum Allocation Framework Plan were published. These policy documents announced actions to auction the remaining spectrum in the 700 MHz, 1900 MHz and 2500 MHz bands, without indicating a concrete time frame. Additionally, spectrum in the 3.5 GHz band is planned to be assigned in the second quarter of 2021; however, this auction could be posponed until 2022. On the other hand, in the plans and documents referred above, the (Mintic) set the following main objectives: a) adapt spectrum auction processes to the new Law 1978 of 2019, which, among other objectives, seeks to avoid a fiscal collection criteria, b) guarantee the availability of spectrum and analyze the valuation model, and c) review the model of spectrum caps. In connection with these objectives, Telefónica has requested the Mintic to delay the spectrum auction in the 3.5 GHz band, considering that the market is not yet sufficiently prepared. It has also proposed the revision of the spectrum valuation methodology downwards, and its costs should be in line with the spectrum value generation capacity. Finally, Telefónica, although is in favor of increasing the spectrum ceilings, has requested additional measures to avoid resource monopolization by the dominant operator.
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
The CRC is conducting a regulatory procedure for the reduction of national roaming regulations. The regulatory project is expected to be approved during 2021.
In MVNO, the value of the average income (IPROM) in voice and data on which the discount is applied becomes calculated as the minimum between the average income per minute (ARPM) of the last two quarters prior to the report of the income and traffic information.

Prices and tariffs
The Technologies of Information and Communications Law provides for a free pricing system for communication services, unless there are market failures or quality problems. From 2016 retail tariffs for fix to mobile calls are no longer regulated except for TIGO (one of the commercial names under which Colombia Movil operates) which still holds concession for the provision of personal communication services (PCS's).

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
In November 2019, the government approved the Prior Control of Business Concentration Operations, applicable for those mergers, acquisitions, constitution of joint ventures or the acquisition of productive assets of economic agents that produce effects that restrict competition in the National territory. This regulation shall enter into force in March 2021.
Licenses
The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.
The renewal of concessions for the provision of fixed-line services, valid until 2027, was denied by the Ministry of Transportation and Communications after a request submitted in December 2013. Telefónica has started an arbitration proceeding to question such denial. However, Telefónica del Perú S.A.A. holds other concessions for the provision of fixed telephony services that allow it to provide these services beyond 2027. In addition, the renewal of the 1900 MHz band in all of Peru (except for Lima and Callao), which expired in 2018, and of other telecommunication services was requested. Regarding these renewal requests the Ministry of Transportation and Communication has not made a decision yet but the concessions are still valid until a final decision is made.
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
On November 2020, the Ministry of Transportation and Communications granted PANGEACO S.A.C. concession for the provision of telecommunications public services for a 20-year term, renewable. Such company was created on March 2020 in order to provide all kind of telecommunications services, as well as to acquire, have and exploit telecommunications infrastructure. Its mayor shareholder is Telefónica del Perú S.A.A., with 99.9% of its capital stock. The company shall enter into the respective concession contract within 60 business days of the grating of the concession.
In Peru, auctions were announced for the 1,750 - 1,780 MHz and 2,150 - 2,180 MHz bands and 2,300 - 2,330 MHz band that may take place during 2021. Likewise, the Ministry of Transport and Communications initiated a public consultation regarding 5G and the auction model for the 3.5 GHz and 26 GHz bands.

Wholesale regulation for Major Suppliers
OSIPTEL reviews the markets identified as priority (fixed Internet, mobile, payed television and circuits) every 3 years in order to determine the existence of major suppliers (companies with market power) in such markets and to impose obligations such as infrastructure sharing and services resale. On December 2, 2019, OSIPTEL published a draft of its decision, identifying Telefonica as a Major Supplier in 10 regional markets. The final decision shall be taken on 2021.
Prices and tariffs
Tariffs for fixed local telephony and long distance services are adjusted every three months considering services baskets, pursuant to a price cap formulae from inflation and a productivity and must be approved by OSIPTEL in accordance with a price cap formula based on a productivity factor. Rates charged by mobile providers to their customers have been subject to a free tariff regime supervised by OSIPTEL. Tariffs must be reported to OSIPTEL prior to implementation. On 2011, OSIPTEL approved a new cap price system by which the operators of fixed services determine the rates of the local fixed-mobile calls. Such rate is adjusted every time there is an adjustment mobile interconnection rate. On January 9th, 2020, OSIPTEL adjusted such rate applicable to local calls made from Telefónica del Perú S.A.A.’s fixed telephones to mobile networks in PEN 0.0006 per second without IGV. This new rate is in force since January 23, 2020.
Interconnection
On December 24, 2020, OSIPTEL published the amendment of the MTR, at 0.00162 U.S. dollars per minute rated at the second, which is applicable since January 1, 2021 and will remain until a new MTR value is defined by the regulator.

Main concessions and licenses held by the Telefónica Group
The following tables list the concessions and licenses as at December 31, 2020 to use spectrum for mobile services and selected other applications in each country.

EUROPE	Frequency		Bandwidth (MHz)		Year of Exp. Date
Spain	800	MHz	20		2031
	900	MHz	29.6		2030
	1800	MHz	40		2030
	1900	MHz (TDD)	5		2030	(1)
	2100	MHz	29.6		2030	(1)
	2600	MHz	40		2030
	2600	MHz	20	(2)	2030
	2600	MHz (TDD)	10	(3)	2030
	3.5	GHz	40		2030	(1)
	3.7	GHz (TDD)	50		2038
United Kingdom	800	MHz	20		Indefinite	(4)
	900	MHz	34.8		Indefinite
	1800	MHz	11.6		Indefinite
	1900	MHz (TDD)	5		Indefinite
	2100	MHz	20		Indefinite
	2300	MHz (TDD)	40		Indefinite	(4)
	2600	MHz (TDD)	25		Indefinite
	3.5	GHz (TDD)	40		Indefinite	(4)
Germany	700	MHz	20		2033
	800	MHz	20		2025
	900	MHz	20		2033
	1800	MHz	20		2033
	1800	MHz	20		2025
	1900	MHz (TDD)	5		2025
	1900	MHz (TDD)	5		2020
	2000	MHz (TDD)	14.2		2025
	2100	MHz	39.6		2020
	2100	MHz	29.7		2025
	2600	MHz	60		2025
	2600	MHz (TDD)	20		2025
	3.5	GHz (TDD)	70		2040
(1) Initial term until 2020, extended concession until 18 April 2030.
(2) Regional licenses in Madrid and Melilla.
(3) National license excluding 2 regions (Madrid and Melilla).
(4) Initial term of 20 years

BRAZIL (1)(2)	Frequency		Bandwidth (MHz)		Year of Exp. Date
	450	MHz	14	(3)	2027
	700	MHz	20		2029
	850	MHz	25	(4)	2028	(5)
	900	MHz	5	(6)	2023-2035	(7)
	1800	MHz	20-50	(8)	2023-2035	(7)
	2100	MHz	20-30	(11)	2023
	2500	MHz	40	(9)	2027-2031	(10)
(1) Expiration date accounts for initial term of 15 years, another 15 years extension is contemplated in all licenses.
(2) Regional codes are included in Annex 1.
(3) SP State (towns with CN 13 to 19), MG and North East (AL, CE, PB, PE, PI, RN e SE).
(4) Except regions 2', 4', 6', 7', 7’’ and 10.
(5) Regional licenses expiring in different dates. Extended concession until 2028.
(6) Only in regions 3, 4, 4', 5, 6, 7, 8 and 9. Not in regions 1, 2, 2', 5', 6', 7', 7’’ and 10.
(7) Regional licenses: expiration and renewal dates are dependent on the region. Extended concession until 2035.
(8)20 MHz is the most common bandwidth, but it is higher in some regions (up to 50 MHz).

(9)40 MHz national license, plus Band P (20 MHz) in some areas.
(10) Band X will expire in 2027 and Band P will expire in 2031.
(11) 30 MHz in some regions.

HISPANOAMÉRICA	Frequency		Bandwidth (MHz)	Year of Exp. Date
Argentina	700	MHz	20	2033
	850	MHz (AMBA)	30	Indefinite
	850	MHz (Sur)	25	Indefinite
	1900	MHz (AMBA)	20	Indefinite
	1900	MHz (Norte)	50	Indefinite
	1900	MHz (Sur)	25	Indefinite
	1700	MHz/2100 MHz	20	2033
	2600	MHz	30	2035	(1)
	3.5	GHz	50	Indefinite	(2)
Chile	700	MHz	20	2045
	850	MHz	25	Indefinite
	1900	MHz	30	2032/2033	(3)
	2600	MHz	40	2043
	2600	MHz (TDD)	12	2038	(4)
Colombia	850	MHz	25	2024
	1700	MHz/2100 MHz	30	2023
	1900	MHz	15	2024
	1900	MHz	15	2021
Ecuador	850	MHz	25	2023
	1900	MHz	60	2023
Mexico(5)(14)	850	MHz (Reg. 1, 2, 3, 4)	20	2020/2022	(6)
	850	MHz (Monterrey and surroundings)	1.92	2020
	1900	MHz (Reg. 1)	40	2020
	1900	MHz (Reg. 2)	40	2022	(7)
	1900	MHz (Reg. 3)	40	2020	(8)
	1900	MHz (Reg. 4)	40	2020	(9)
	1900	MHz (Reg. 5)	50	2021
	1900	MHz (Reg. 6)	50	2021	(10)
	1900	MHz (Reg.7)	50	2020	(11)
	1900	MHz (Reg.8 - Guerrero, Oaxaca, Puebla,Tlaxcala and Veracruz)	50	2022	(12)
	1900	MHz (Reg. 9 – Mexico D.F. )	60	2021	(13)
Peru	450	MHz	10	2028
	700	MHz	30	2036
	850	MHz	25	2030	(15)
	900	MHz (Lima and Callao)	10	2028
	900	MHz (Rest of provinces)	16	2028
	1700	MHz/2100 MHz	40	2033
	1900	MHz (Lima and Callao)	25	2030
	1900	MHz (Rest of provinces)	25	2018	(16)
	3.5	GHz	50	2027
Uruguay	700	MHz	30	2037
	850	MHz	25	2024
	1900	MHz	20	2022/2024	(17)
	1900	MHz	40	2033
	2600	MHz	40	2045
Venezuela	850	MHz	25	2022
	1900	MHz	50	2022
	1700	MHz/2100 MHz	20	2022
	2600	MHz	40	2029
	3.5	GHz	50	2026

Costa Rica	850	MHz	10.6	2026
	1800	MHz	30	2026
	1800	MHz	20	2032
	2100	MHz	20	2026
	2100	MHz	20	2032
El Salvador	850	MHz	25	2038
	1900	MHz	30	2041
(1) Covering 65% of the population.
(2) Only in 37 locations.
(3) 20 MHz expires in November 2032; 10 MHz in April 2033. Ongoing process to return 10MHz by 2021 as a result of the ‘Subtel’ (Chilean National Regulator) proposal to comply with the High Court resolution (June 2018) that mandates operators to return certain amount of spectrum they acquired in the 700MHz auction in 2014.
(4) Only in Metropolitan Region.
(5) Regional codes are included in Annex 2.
(6) In Regions 1, 3 and 4: 20 MHz expires in 31.12.2020; In Region 2: 20 MHz expires in 30.06.2022.
(7) 40 MHz expires in 30.06.2022.
(8) 40 MHz expires in 31.12.2020.
(9) 40 MHz expires in 31.12.2020.
(10) 50 MHz expires in 31.12.2021.
(11) 50 MHz expires in 31.12.2020.
(12) 50 MHz expires in 30.06.2022.
(13) 60 MHz expires in 31.12.2021.
(14) The spectrum concessions have been renounced by Pegaso PCS, SA DE CV, anticipating its expiration dates to the dates listed. This renounce was notified to IFETEL on November 21, 2019.
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