Form 20-F
period 2021-12-31
TELEFONICA S A
filed 2022-02-25
CIK 814052

As filed with the Securities and Exchange Commission on February 25, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
____________________________________

Washington, D.C. 20549
____________________________________

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Adrián Zunzunegui Ruano, Head of Investor Relations
Distrito Telefónica, Ronda de la Comunicación, s/n, 28050 Madrid, Spain
Tel. +34 91 482 8700, Fax. +34 91 482 8600, e-mail: ir@telefonica.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
____________________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Ordinary Shares, nominal value 1.00 euro per share*	TEF*	New York Stock Exchange*
American Depositary Shares, each representing one Ordinary Share	TEF	New York Stock Exchange
Guarantee ** by Telefónica, S.A. of the following, each of Telefónica Emisiones, S.A.U.
$1,500,000,000 Fixed Rate Senior Notes Due 2027	TEF/27	New York Stock Exchange
$2,000,000,000 Fixed Rate Guaranteed Senior Notes Due 2036	TEF/36	New York Stock Exchange
$750,000,000 Fixed Rate Senior Notes Due 2038	TEF/38	New York Stock Exchange
$2,500,000,000 Fixed Rate Senior Notes Due 2047	TEF/47	New York Stock Exchange
$1,250,000,000 Fixed Rate Senior Notes Due 2048	TEF/48	New York Stock Exchange
$1,250,000,000 Fixed Rate Senior Notes Due 2049	TEF/49	New York Stock Exchange
Guarantee ** by Telefónica, S.A. of the following, each of Telefónica Europe B.V.
$1,250,000,000 Fixed Rate Guaranteed Senior Notes Due 2030	TEF/30	New York Stock Exchange

*	Not for trading, but only in connection with the listing of American Depositary Shares, pursuant to the requirements of the New York Stock Exchange.

**	Not for trading, but only in connection with the listing of the $1,500,000,000 Fixed Rate Senior Notes Due 2027; $2,000,000,000 Fixed Rate Guaranteed Senior Notes Due 2036; $750,000,000 Fixed Rate Senior Notes Due 2038; $2,500,000,000 Fixed Rate Senior Notes Due 2047; $1,250,000,000 Fixed Rate Senior Notes Due 2048; and $1,250,000,000 Fixed Rate Senior Notes Due 2049; each of Telefónica Emisiones, S.A.U., and the $1,250,000,000 Fixed Rate Guaranteed Senior Notes Due 2030 of Telefónica Europe, B.V. (each a wholly-owned subsidiary of Telefónica, S.A.)

____________________________________
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
____________________________________
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
____________________________________
The number of outstanding shares of each class of capital stock of Telefónica, S.A. at December 31, 2021 was:
Ordinary Shares, nominal value 1.00 euro per share: 5,779,048,020
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
Such forward-looking statements are not guarantees of future performance and involve numerous risks and uncertainties, and actual results may differ materially from those anticipated in the forward-looking statements as a result of various factors. The risks and uncertainties involved in our businesses that could affect the matters referred to in such forward-looking statements include but are not limited to:
•changes in general economic, business or political conditions in the domestic or international markets in which we operate or have material investments that may affect our business, financial condition, results of operations, cash flows and/or the performance of some or all of our financial indicators, including as a result of the evolution of the COVID-19 pandemic, economic and political uncertainties in Spain, the impact of Brexit, the worsening of the fiscal sustainability in some European countries or increasing trade or geopolitical tensions in certain parts of the world;
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
•the outcome of pending or future litigation or other legal proceedings, and
•our ability to complete any pending acquisition, divestment or other significant transaction as planned (including our acquisition of Oi Group’s mobile assets in Brazil, as defined and further explained herein) or to achieve the expected outcome from any completed acquisition, divestment or other significant transaction (including our 50:50 joint venture with Liberty Global in the United Kingdom -JV VMED O2 UK-, as further explained herein).
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

CERTAIN TERMS AND CONVENTIONS
Our ordinary shares, nominal value 1.00 euro per share, are currently listed on each of the Madrid, Barcelona, Bilbao and Valencia stock exchanges (collectively, the “Spanish Stock Exchanges”) and are quoted through the Automated Quotation System under the symbol “TEF.”. American Depositary Shares (“ADSs”), each representing the right to receive one ordinary share, are listed on the New York Stock Exchange and on the Lima Stock Exchange. ADSs are evidenced by American Depositary Receipts (“ADRs”) issued under a Deposit Agreement with Citibank, N.A., as Depositary.
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
Our consolidated financial statements as of December 31, 2021 and 2020, and for the years ended December 31, 2021, 2020 and 2019 included elsewhere in this Annual Report, including the notes thereto (the “Consolidated Financial Statements”), are prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

PART I
Item 1. Identity of Directors, Senior Management and Advisors
A. Directors and Senior Management
Not applicable.
B. Advisers
Not applicable.
C. Auditors
Not applicable.
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
A. Selected Financial Data
The following table presents certain selected consolidated financial data. It is to be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, “Item 4. Information on the Company—Business Overview” and the Consolidated Financial Statements. The consolidated income statements and the consolidated statements of cash flows data for the years ended December 31, 2019, 2020 and 2021 and the consolidated statements of financial position data as of December 31, 2020 and 2021 set forth below are derived from, and are qualified in their entirety by reference to the Consolidated Financial Statements.
Our Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB.

The basis of presentation is described in detail in Note 2 to our Consolidated Financial Statements.

Millions of euros	2017	2018	2019	2020	2021
Consolidated Income Statements Data
Revenues	52,008	48,693	48,422	43,076	39,277
Other income	1,489	1,622	2,842	1,587	12,673
Supplies	(15,022)	(14,013)	(13,635)	(13,014)	(12,258)
Personnel expenses	(6,862)	(6,332)	(8,066)	(5,280)	(6,733)
Other expenses	(15,426)	(14,399)	(14,444)	(12,871)	(10,976)
Depreciation and amortization	(9,396)	(9,049)	(10,582)	(9,359)	(8,397)
OPERATING INCOME	6,791	6,522	4,537	4,139	13,586
Share of (loss) income of investments accounted for by the equity method	5	4	13	2	(127)
Net finance expense	(2,290)	(1,232)	(1,953)	(1,740)	(1,414)
Net exchange differences	91	277	121	182	50
Net financial expense	(2,199)	(955)	(1,832)	(1,558)	(1,364)
PROFIT BEFORE TAX	4,597	5,571	2,718	2,583	12,095
Corporate income tax	(1,219)	(1,621)	(1,054)	(626)	(1,378)
PROFIT FOR THE YEAR	3,378	3,950	1,664	1,957	10,717
Attributable to equity holders of the parent	3,132	3,331	1,142	1,582	8,137
Attributable to non-controlling interests	246	619	522	375	2,580

Other Data
Weighted average number of shares-Basic (thousands)(1)	5,783,907	5,802,455	5,794,037	5,813,179	5,726,631
Basic earnings per share attributable to equity holders of the parent (euro)(1)	0.49	0.50	0.15	0.23	1.38
Diluted earnings per share attributable to equity holders of the parent (euro)(1)	0.49	0.50	0.15	0.23	1.37
Basic earnings per ADS (euro)(1)	0.49	0.50	0.15	0.23	1.38
Diluted earnings per ADS (euro)(1)	0.49	0.50	0.15	0.23	1.37
Weighted average number of ADS-Basic (thousands)(1)	5,783,907	5,802,455	5,794,037	5,813,179	5,726,631
Dividends per ordinary share (cash and scrip) (€)	0.40	0.40	0.40	0.40	0.35
Dividends per ordinary share (cash and scrip) ($)(2)	0.46	0.46	0.45	0.47	0.41

Consolidated Statements of Financial Position Data
Cash and cash equivalents	5,192	5,692	6,042	5,604	8,580
Property, plant and equipment	34,225	33,295	32,228	23,769	22,725
Total assets	115,066	114,047	118,877	105,051	109,213
Non-current liabilities	59,382	57,418	63,236	58,674	55,034
Equity	26,618	26,980	25,450	18,260	28,684
Capital stock	5,192	5,192	5,192	5,526	5,779

Consolidated Statements of Cash Flows Data
Net cash provided by operating activities	13,796	13,423	15,022	13,196	10,268
Net cash from (used in) investing activities	(10,245)	(8,685)	(5,641)	(7,790)	5,896
Net cash used in financing activities	(1,752)	(3,880)	(9,021)	(5,438)	(12,990)
(1)The per share and per ADS computations for all periods presented have been reported using the weighted average number of shares and ADSs, respectively, outstanding for each period, and have been adjusted to reflect the stock dividends which occurred during the periods presented, as if these had occurred at the beginning of the earliest period presented. In accordance with IAS 33 (“Earnings per share”), the weighted average number of ordinary shares (including in the form of ADSs) outstanding for each of the periods covered has been restated to reflect the issuance of shares pursuant to Telefónica’s scrip dividend in June 2020, December 2020, June 2021 and December 2021.
(2)Quantities in U.S. dollars are calculated in accordance with the conversion rate published by the Depositary (Citibank, N.A.) in connection with each dividend payment.

B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
The Telefónica Group is affected by a series of risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The main risks and uncertainties faced by Telefónica, which could affect its business, financial condition, results of operations and/or cash flows are set out below and must be considered jointly with the information set out in the Consolidated Financial Statements and in this report.
These risks are currently considered by the Telefónica Group to be material, specific and relevant in making an informed investment decision in respect of the Company. However, the Telefónica Group is subject to other risks that have not been included in this section based on the Telefónica Group's assessment of their specificity and materiality based on the Group's assessment of their probability of occurrence and the potential magnitude of their impact.
Risks are presented in this section grouped into four categories: business, operational, financial, and legal and compliance.
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

The reinforcement of competitors, the entry of new competitors (new players or OTTs), or the merger of operators in certain markets, may affect Telefónica's competitive position, negatively affecting the evolution of its revenues and market share or increasing its costs. In addition, changes in competitive dynamics in the different markets in which the Telefónica Group operates, such as in Chile, Colombia, Peru and Argentina where there are aggressive customer acquisition offers, including unlimited data and discounts on certain services, among others, can affect the competitive position and the efficiency of Telefónica's operations.

If Telefónica is not able to successfully face these challenges, the Group's business, financial condition, results of operations and/or cash flows could be adversely affected.
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

Many of the Group’s activities (such as the provision of telephone services, Pay TV, the installation and operation of telecommunications networks, etc.) require licenses, concessions or authorizations from governmental authorities, which typically require that the Group satisfies certain obligations, including minimum specified quality levels, and service and coverage conditions. If the Telefónica Group breaches any such obligations, it may suffer consequences such as economic fines or, in a worst-case scenario, other measures that would affect the continuity of its business. Exceptionally, in certain jurisdictions, the terms of granted licenses may be modified before the expiration date of such licenses or, at the time of the renewal of a license, new enforceable obligations could be imposed or the renewal of a license could be refused.
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
In Spain, the Ministry of Economic Affairs and Digital Transformation launched a public consultation on the 26 GHz band in December 2021. This consultation raises the possibility of assigning part of the spectrum to companies, industries and organizations operating in a specific sector, that deploy private networks to support their connectivity needs (verticals). This could mean more competition in the private corporate network segment and a possible increase in spectrum prices during the auction. The auction is expected to take place during 2022.
In Latin America, several auction processes are expected in the near term: (i) in Colombia, the "5G Plan" as well as the 2020-2024 Spectrum Public Policy and the 2020-2024 Spectrum Allocation Framework Plan were published. These policy documents announced actions to auction the remaining spectrum in the 700 MHz, 1,900 MHz and 2,500 MHz bands, without indicating a concrete time frame. Additionally, with regards to spectrum in the 3.5 GHz band, the Ministerio de las Tecnologías de la Información y las Comunicaciones ("MinTic") postponed the auction without indicating a specific date to start the process. Telefónica has requested MinTic to delay any spectrum auction until the review of the existing spectrum valuation methodology, in order to align costs with the spectrum value generation capacity is completed, and specific measures to avoid resource monopolization by the dominant operator are put in place; and (ii) in Peru, Telefónica del Perú S.A.A. was pre-selected for the auction on the 1,750 - 1,780 MHz, 2,150 - 2,180 MHz and 2,300 - 2,330 MHz bands. The auction has been postponed to the end of February and further delays are foreseeable. With regards to 5G and the spectrum auction for the 3.5 GHz and 26 GHz band, the new government has not yet adopted any decision.
Existing licenses: renewal processes and modification of conditions for operating services.
The revocation or failure to renew the Group’s existing licenses, authorizations or concessions, or any challenges or amendments to their terms, could materially adversely affect Telefónica’s business, financial condition, results of operations and/or cash flows.
With respect to Latin America:
In Brazil, the Agencia Nacional de Telecomunicações ("ANATEL") approved, on February 8, 2021, Resolution 741/2021 which sets the Regulation for the adaptation of Fixed Commuted Telephony Service ("STFC") Concessions. ANATEL is still working on the methodology for calculating the migration balance and there is a risk that consensus between the parties on the migration calculation may not be reached. In any case, if a decision is made by Telefónica not to migrate from the concession regime to the authorization regime, the STFC concession held by Telefónica will remain in force until December 31, 2025. Resolution 744/2021 of April 8, 2021 establishes that, at the end of the life of the concession contracts, the transfer of the right of use of shared-use assets will be guaranteed under fair and reasonable economic conditions, in the event that the Granting Authority or the company that succeeds the provider wishes to make use of these assets to maintain the continuity of the provision of STFC under the public regime. In addition, Telefónica could lose its right to operate spectrum in the 450 MHz band, granted in certain states, if Telefónica's appeal against a decision adopted by the regulator in June 2019 is not successful. Furthermore, regarding the extension of the 850 MHz band authorizations, if the legal and regulatory requirements are met, ANATEL agreed to extend the current authorizations for the use of radio frequencies in Bands A and B, proposing their approval, on a primary basis, until November 29, 2028. However, specific conditions for renewal, including those related to the economic valuation criteria and obligations, were challenged by the affected service providers (including Telefónica). After ANATEL dismissed the appeals filed by the providers, a decision on the issue is still pending and requires a positioning from the Federal Court of Accounts.
In Peru, an arbitration process was started by the Group, to challenge the decision adopted by the Ministry of Transportation and Communications (“MTC”), denying the renewal of concessions for the provision of fixed-line services, valid until 2027. Nevertheless, Telefónica del Perú S.A.A. holds other concessions for the provision of fixed-line services that allow it to provide these services beyond 2027. The renewal of the 1,900 MHz band in all of Peru (except for Lima and Callao), which expired in 2018, and of other telecommunications services were requested by the Group and a decision by the MTC is still pending. Nevertheless, these concessions are valid while the procedures are in progress.
In Colombia, in April 2021, the renewal of the license to use 15 MHz in the 1,900 MHz band was requested (the current license expired on October 18, 2021). On October 15, 2021, MinTic issued a resolution setting the conditions for the renewal of such license. The company has appealed such decision before the MinTic in order to reduce the amount proposed by the authority and, to this date, a resolution is pending.
In Argentina, in connection with Decree of Necessity and Urgency 690/2020 ("DNU 690/2020"), Telefónica de Argentina, S.A. and Telefónica Móviles Argentina, S.A. (collectively, "Telefónica Argentina") filed a lawsuit against the Argentine State, alleging that price regulations set by DNU 690/2020 constitute a breach of a series of contracts for licenses to provide services and spectrum use authorizations entered into between Telefónica Argentina and the Argentine State, including the licenses resulting from the 2014 spectrum auction. Such contracts and their regulatory framework stated that the services provided by Telefónica Argentina were private and prices would be freely set by Telefónica Argentina. However, DNU 690/2020, by providing that the services will be "public services" and that prices will be regulated by the Argentine State, substantially modifies the legal status of those contracts, affecting the performance of their obligations and substantially depriving Telefónica Argentina of essential rights derived from those contracts. The lawsuit filed by Telefónica Argentina was rejected in September 2021 and the company appealed this decision. On December 17, 2021, the first instance ruling was revoked and the application of articles 1, 2, 3, 5 and 6 of DNU 690/2020 and resolutions 1666/2020, 204/2021 and 1467/2020 (relating to the control of tariffs and the universal basic service) was suspended during six months or until the final decision is adopted. During this period, Telefónica will not be subject to the provisions contained in the DNU 690/2020 in relation to price and public service regulations.
During 2021, the Group's consolidated investment in spectrum acquisitions and renewals amounted to 1,704 million euros, mainly due to the acquisition of spectrum in Brazil, the United Kingdom (before the establishment of JV VMED O2 UK), Spain and Chile (compared to 126 million euros in 2020). In the event that the licenses mentioned above are renewed or new spectrum is acquired, it would involve additional investments by Telefónica.
Further information on certain key regulatory matters affecting the Telefónica Group and the concessions and licenses of the Telefónica Group can be found in the Appendix VI of the 2021 Consolidated Financial Statements: "Key regulatory issues and concessions and licenses held by the Telefónica Group".
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
As of December 31, 2021, the Group depended on three handset suppliers (one of them located in China) and eight network infrastructure suppliers (two of them located in China), which, together, accounted for 83% and 80%, respectively, of the aggregate value of contracts awarded in 2021 to handset suppliers and network infrastructure suppliers, respectively. One of the handset suppliers represented 46% of the aggregate value of contracts awarded in 2021 to handset suppliers.
These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own stock shortfalls and business requirements or for other reasons.
If suppliers cannot supply their products to the Telefónica Group within the agreed deadlines or such products and services do not meet the Group's requirements, this could hinder the deployment and expansion plans of the network. This could in certain cases affect Telefónica's compliance with the terms and conditions of the licenses under which it operates, or otherwise adversely affect the business and operating results of the Telefónica Group. In addition, the possible adoption of new protectionist measures in certain parts of the world, including as a result of trade tensions between the United States and China and/or the adoption of lockdown or other restrictive measures as a result of the COVID-19 pandemic or any other crisis or pandemic, may have an adverse impact on certain of Telefónica's suppliers and other players in the industry. The semiconductor industry in particular is facing various challenges, as a result mainly of supply problems at a global level, which in turn is affecting multiple sectors (including technology) through delivery delays and price increases, which could affect the Telefónica Group or others who are relevant to its business, including its customers, suppliers and partners. During 2020 and 2021 specific monitoring has been carried out and action plans have been developed by the Group with respect to the supply chain challenges resulting from the COVID-19 pandemic, as well as the potential discontinuation of use of some suppliers as a result of the U.S.-China conflict.
The imposition of trade restrictions and any disruptions in the supply chain, such as those related to international transport, could result in higher costs and lower margins or affect the ability of the Telefónica Group to offer its products and services and could adversely affect the Group's business, financial condition, results of operations and/or cash flows.
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
New products and technologies are constantly emerging that can render products and services offered by the Telefónica Group, as well as its technology, obsolete. In addition, the explosion of the digital market and the entrance of new players in the communications market, such as mobile network virtual operators ("MNVOs"), internet companies, technology companies or device manufacturers, could result in a loss of value for certain of the Group's assets, affect the generation of revenues, or otherwise cause Telefónica to have to update its business model. In this respect, revenues from traditional voice business are shrinking, while new sources of revenues are increasingly derived from connectivity and digital services. Examples of these services include video, Internet of Things (IoT), cybersecurity, big data and cloud services.
One of the technologies currently being developed by telecommunications operators, including Telefónica (in Spain and Latin America), is the new FTTx type networks which allow the offering of broadband accesses over fiber optics with high performance. However, the deployment of such networks, in which the copper of the access loop is totally or partially replaced by optical fiber, requires high levels of investment. As of December 31, 2021, in Spain, fiber coverage reached 26.9 million premises. There is a growing demand for the services that these new networks can offer to the end customer. However, the high levels of investment required by these networks result in the need to continuously consider the expected return on investment, and no assurance can be given that these investments will be profitable.
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
The changes outlined above force Telefónica to continuously invest in the development of new products, technology and services to continue to compete effectively with current or future competitors, and, for this reason, the Group's profit and margins may be reduced or such investment could not lead to the successful development or commercialization of new products or services. To contextualize the size of the Group's investments, total research and development expenditure in 2021 was 835 million euros (959 million euros in 2020). These expenditures represented 2.1% and 2.2% of the Group's consolidated revenues in 2021 and 2020, respectively. These figures have been calculated using the guidelines established in the Organization for Economic Co-operation and Development ("OECD") manual.
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
The Telefónica Group's commercial portfolio includes products and/or services which are based on the use, standardization and analysis of data, as well as the deployment of advanced networks and the promotion of new technologies related to big data, cloud computing, cybersecurity, artificial intelligence and IoT.
The large amount of information and data that is processed throughout the Group (with approximately 369.1 million accesses associated with telecommunications services, digital products and services and Pay TV and an average number of 107,776 employees in 2021), increases the challenges of complying with privacy regulations. Moreover, there is a risk that measures adopted in response to these regulations may stifle innovation. Conversely, the Group’s efforts to promote innovation may increase compliance risks and costs.
One of the most important pieces of regulation for the Telefónica Group's operations in the European Union is Regulation (EU) 2016/679 of the European Parliament and Council of April 2016, on the protection of natural persons with regard to the processing of personal data and on the free movement of such data ("GDPR"), whose content has become a benchmark for all countries where the Telefónica Group operates. In addition, progress continues to be made on the proposal for a future European regulation concerning the respect for privacy and protection of personal data in electronic communications ("e-Privacy Regulation"), which would repeal Directive 2002/58/EC. If approved, this proposal could establish additional and more restrictive rules than those established in the GDPR, which may increase compliance risks and costs.
Moreover, given that the Telefónica Group operates its business on a global scale, it frequently carries out international transfers of personal data of its customers, users, suppliers, employees and other data subjects to countries outside the European Economic Area (“EEA”) that have not been declared to have an adequate level of data protection by the European Commission, either directly or through third parties. In this context, it is particularly relevant to have all the necessary legal controls in place to ensure that such international data transfers are carried out in accordance with the GDPR. However, there can be no assurance that the data transfers which took place under the framework of the EU-U.S. Privacy Shield did not result in a breach of the GDPR.
One of the relevant contractual measures to ensure the lawfulness of international data transfers to any country outside the EEA not found by the European Commission to have an adequate level of data protection, is the signing, between the data importer and the data exporter, of the new standard contractual clauses ("SCC") approved by the European Commission according to Implementing Decision (EU) 2021/914 of June 4, 2021. These new SCC, which entered into force on June 27, 2021, repeal the old SCC and include a novel modular set of clauses for their application according to the data processing role of both the exporter and the importer. Furthermore, the entry into force of the new SCC obliges companies that are going to use them to legitimize their transfers to assess and adopt additional measures deemed appropriate for the due protection of the data transferred to the third country. This is because SCC, in general, are not sufficient for this purpose, as the public authorities of the third country, in accordance with their local regulations, may have the power to access or request access to the data transferred. The additional measures to be adopted are mainly technical such as data encryption, and derive in particular from the impact analysis of each transfer and the country of destination, all following the guidelines issued by the European Data Protection Board in its Recommendations 01/2020. Furthermore, the adoption of the new SCC by the European Commission as the main legal tool to legitimize transfers, obliges companies to replace the old SCC, as the old SCC will cease to be legally valid at the end of 2022 in accordance with the aforementioned Implementing Decision. The entry into force of the new SCC and their novel module structure and dispositive parts to be negotiated between data exporters and importers, the possible uncertainty about their scope of application and implementation, the mandatory assessment and analysis of each international transfer and changeable local regulations of the country of destination and also the obligation to renew all agreements that include the old SCC, pose a challenge for the Group and, with it, a potential risk of non-compliance in the performance of international data transfers in accordance with the GDPR.
In addition, the following recent and prospective regulatory developments may be material to the Telefónica Group's operations: (i) in the United Kingdom, its exit from the European Union on January 1, 2021 means that the Group must monitor how its operations and business in the United Kingdom are affected in terms of applicable privacy regulations and, specifically, the flow of data to and from the United Kingdom. The European Commission declared the United Kingdom as a country with an adequate level of data protection according to the Adequacy Decision of June 28, 2021. Accordingly, entities that transfer data between both territories will not be required to adopt additional tools or measures to legitimize international transfers. The Adequacy Decision establishes an initial period of validity of four years, which may only be extended if the United Kingdom demonstrates that it continues to ensure an adequate level of data protection. In this regard, it is worth mentioning that, since European Union regulations no longer apply in the United Kingdom, in September 2021, the United Kingdom began the appropriate public consultations to analyze the modification of its local privacy and data protection regulations with a view to updating them in the face of new technological challenges and business opportunities in the use of data. The result of this amendment could impact the Telefónica Group's business in the United Kingdom and the aforementioned international data transfers to and from the United Kingdom, either because additional regulatory restrictions or impositions are imposed that reduce the capacity for innovation and the development of new services and products, or because the European Union authorities consider that the United Kingdom is no longer a country with an adequate level of data protection, in which case the Telefónica Group may face similar challenges and risks as it is currently facing with respect to data transfers to the United States or other territories not declared as having an adequate level of protection; and (ii) in Latin America, Law No. 13,709 in Brazil imposes standards and obligations similar to those required by the GDPR, including a sanctioning regime which is in force from August 2021, with fines for non-compliance of up to 2% of the Group's income in Brazil in the last financial year subject to a limit of 50 million Brazilian reais (approximately 8 million euros based on the exchange rate as of December 31, 2021) per infraction, which may increase compliance risks and costs.
Furthermore, in the case of Ecuador, the Organic Law on Data Protection has entered into force, although the effectiveness of the sanctioning regime is postponed for a two-year adaptation period and, in other countries of Latin America where the Group operates, such as Argentina and Chile, there are regulatory proposals to bring regulation more in line with the provisions set forth in the GDPR, which may increase compliance risks and costs.
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
Telefónica's reputation depends to a large extent on the digital trust it is able to generate among its customers and other stakeholders. In this regard, in addition to any reputational consequences, it is important to note that, in the European Union, very serious breaches of the GDPR may entail the imposition of administrative fines of up to the larger of 20 million euros and 4% of the infringing company's overall total annual revenue for the previous financial year. Furthermore, once it is approved, the e-Privacy Regulation may set forth sanctions for breaches of it similar to those provided for in the GDPR.
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
In the development of all these initiatives it is also necessary to take into account several factors: first, there is a growing social and regulatory demand for companies to behave in a socially responsible manner, and, in addition, the Group's customers are increasingly interacting through online communication channels, such as social networks, in which they express this demand. Telefónica's ability to attract and retain clients depends on their perceptions regarding the Group's reputation and behavior. The risks associated with potential damage to a brand's reputation have become more relevant, especially due to the impact that the publication of news through social networks can have.
If Telefónica is not able to anticipate or adapt to the evolving needs and demands of its customers or avoid inappropriate actions, its reputation could be adversely affected, or it could otherwise have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
Operational Risks.
Information technology is key to the Group's business and is subject to cybersecurity risks.
The risks derived from cybersecurity are among the Group's most relevant risks due to the importance of information technology to its ability to successfully conduct operations. Despite advances in the modernization of the network and the replacement of legacy systems in need of technological renewal, the Group operates in an environment increasingly prone to cyber-threats and all of its products and services, such as mobile Internet or Pay TV services, are intrinsically dependent on information technology systems and platforms that are susceptible to cyberattacks. Successful cyberattacks could prevent the effective provision by the Group of products and services to customers. Therefore, it is necessary to continue to identify and remedy any technical vulnerabilities and weaknesses in the Group's operating processes, as well as to strengthen its capabilities to detect and react to incidents. This includes the need to strengthen security controls in the supply chain (for example, by focusing on the security measures adopted by the Group's partners and other third parties), as well as to ensure the security of the services in the cloud. As a result of the circumstances brought by the COVID-19 pandemic, security measures related to remote access and teleworking of employees and collaborators were reviewed and strengthened, but no assurance can be provided that such security measures will be entirely effective.
Telecommunications companies worldwide face continuously increasing cybersecurity threats as businesses become increasingly digital and dependent on telecommunications, computer networks and Cloud Computing technologies. Cybersecurity threats may include gaining unauthorized access to the Group's systems or propagating computer viruses or malicious software to misappropriate sensitive information like customer data or disrupt the Group's operations. In addition, traditional security threats, such as theft of laptop computers, data devices and mobile phones may also affect the Group along with the possibility that the Group's employees or other persons may have access to the Group's systems and leak data and/or take actions that affect the Group's networks or otherwise adversely affect the Group or its ability to adequately process internal information or even result in regulatory penalties.

In particular, in the past three years, the Group has suffered several cybersecurity incidents. Attacks during this period include: (i) intrusion attempts (direct or phishing), exploitation of vulnerabilities and corporate credentials being compromised for ransomware deployment (through malicious software that encrypts business data); (ii) Distributed Denial of Service (DDoS) attacks, using massive volumes of Internet traffic that saturate the service; and (iii) exploitation of vulnerabilities to carry out fraud through online channels, usually through the subscription of services without paying for them. While none of these incidents had material consequences, this may change in the future.
Some of the main measures adopted by the Telefónica Group to mitigate these risks are early vulnerabilities detection, access control measures, proactive log review of critical systems, network segregation in zones and the deployment of protective systems such as firewalls, intrusion prevention systems and virus scanners among other physical and logical security measures. In the event that preventive and control measures do not prevent all damage to systems or data, backup systems are designed to provide for the full or partial retrieval of information.
Although Telefónica seeks to manage these risks by adopting technical and organizational measures, such as those referred to above, as defined in its digital security strategy, it cannot guarantee that such measures are sufficient to avoid or fully mitigate such incidents. Therefore, the Telefónica Group has insurance policies in place, which could cover, subject to the policies terms, conditions, exclusions, limits and sublimits of indemnity, and applicable deductibles, certain losses arising out of these types of incidents. To date, the insurance policies in place have covered some incidents of this nature, however due to the potential severity and uncertainty about the evolution of the aforementioned events, these policies may not be sufficient to cover all possible losses arising out of these risks.
Natural disasters, climate change and other factors beyond the Group's control may result in unanticipated network or service interruptions or quality loss.
Unforeseen service interruptions can be due to system failures, natural disasters caused by natural or meteorological events or phenomena, lack of electric supply, network failures, hardware or software failures, theft of network elements or cyber-attacks. Any of the foregoing can affect the quality of, or cause interruption to, the provision of the services of the Telefónica Group.
Changes in temperature and precipitation patterns associated with climate change may increase the energy consumption of telecommunications networks or cause service disruption due to extreme temperature waves, floods or extreme weather events. In addition, these changes may cause increases in the price of electricity due to, for example, reduction in hydraulic generation as a result of recurrent droughts. Further, as a result of global commitments to tackle climate change, new carbon dioxide taxes may be imposed and could affect, directly or indirectly, the Company, and may have a negative impact on the Group's operations results. The Company analyzes these risks in accordance with the recommendations of the TCFD (Task force on Climate-related financial disclosures).
Network or service interruptions or quality loss could cause customer dissatisfaction, a reduction in revenues and traffic, the realization of expensive repairs, the imposition of sanctions or other measures by regulatory bodies, and damage to the image and reputation of the Telefónica Group, or could otherwise have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
Financial Risks.
Worsening of the economic and political environment could negatively affect Telefónica's business.
Telefónica's international presence enables the diversification of its activities across countries and regions, but it exposes Telefónica to diverse legislation, as well as to the political and economic environments of the countries in which it operates. Any adverse developments in this regard, including exchange rate or sovereign-risk fluctuations, and the growing geopolitical tensions, may adversely affect Telefónica's business, financial position, cash flows and results of operations and/or the performance of some or all of the Group's financial indicators.
As of December 31, 2021 and 2020, the contribution of each segment to Telefónica Group's total assets was as follows: Telefónica Spain 22.9% (22.9% in 2020), VMED O2 UK 11.1% (the former Telefónica United Kingdom 12.6% in 2020), Telefónica Germany 18.3% (19.3% in 2020), Telefónica Brazil 19.7% (19.1% in 2020) and Telefónica Hispam 14.3% (14.3% in 2020). Additionally, net assets (calculated as total assets minus total liabilities) of Telefónica Hispam represented 4.6% of the total net assets of Telefonica Group as of December 31, 2021 (11.0% in 2020) (see Note 4 to the Consolidated Financial Statements). Part of these assets are located in countries that do not have an investment grade credit rating (in order of importance, Brazil, Argentina, Ecuador, Costa Rica, El Salvador and Venezuela). Likewise, Venezuela and Argentina are considered countries with hyperinflationary economies in 2021 and 2020.
The main risks are detailed by geography below:
In Europe, there are several risks of both an economic and health nature. Among the latter, and although the region has set an example in the advancement of vaccination, there is the possibility, as is currently the case, of a new outbreak of the COVID-19 pandemic due to the emergence of new variants of COVID-19 that are more contagious or resistant to the developed vaccines. Among the economic risks, there is the negative impact of this new health emergency situation, but also the consequences of an excessive tightening of financing conditions, both for the private and public sectors, with a negative impact on disposable income that could even lead to episodes of financial stress. The catalyst for this scenario could be either global factors stemming from the impact of the recent rise in inflation and the consequences of the normalization of U.S. monetary policy, or domestic factors such as a worsening of fiscal sustainability in a European country, which would affect the economic conditions of the countries in which Telefónica operates.
•Spain: there are several local sources of risks. One of them stems from the uncertainty regarding the execution of the Next Generation European funds (NGEU) and the necessary reforms (labor and pensions among the most important) in order to continue accessing them, given the high level of parliamentary fragmentation and the lack of agreement on key issues. Secondly, there is a risk that the effects of the COVID-19 pandemic could have a more persistent negative economic impact than expected in the event that, for example, supply chains disruptions and high commodity prices prolong the inflationary episode with a deeper impact on household incomes. Third, as one of the most open countries in the world, from a commercial point of view, being among the top ten countries in respect of capital outflows and inflows globally, any situation of protectionist backlash could have significant implications. Lastly, the high public debt levels accumulated are an additional risk in the event of financial stress.
•Germany: In the short term, the main risk factor is related to the COVID-19 pandemic and its effects. The persistence of bottlenecks in the supply of raw materials and intermediate goods in the manufacturing sector could continue to limit the expansion of economic activity. Another risk factor is the uncertainty arising from the new government in the short term, not only in terms of policies but also in terms of its ability to execute on its ambitious climate goals. As for the medium to long term, there is a risk that a potential escalation of geopolitical tensions could significantly reduce international trade, with a consequent impact on the country's potential growth, which is highly dependent on exports. In addition, long-term challenges remain, such as the aging of the population, in a context where the drivers of growth are showing a worrying stagnation.
•United Kingdom: in the short term, rising prices due to continued supply disruptions, together with a labor market showing signs of tightening, could lead to a faster and closer monetary tightening than expected, which would negatively affect growth. As for the medium-term, the formal exit of the United Kingdom from the European Union on December 31, 2020 (Brexit) will entail an economic adjustment regardless of the agreement reached on the new economic and commercial relationship between the two regions. The trade and bureaucracy costs of leaving the single market and the customs union (especially those related to non-tariff barriers) could weigh on the country's net trade. In addition, there are still many gaps to be closed in the area of services (particularly, financial and professional services), and others pending renegotiation, so variables such as investment, economic activity, employment and migratory flows could be among the most affected, as well as volatility in financial markets, which could limit or condition access to capital markets. These changes can be costly and disruptive to business relationships in the affected markets, including those of Telefónica with its suppliers and customers. The Group would also be adversely affected if the pound sterling were to depreciate. The catalyst for a depreciation, in addition to a more pressing impact from Brexit, could be doubts about the sustainability of government debt, at historically high levels following the COVID-19 impact.
In Latin America, the exchange risk is particularly notable. This risk is due to both external factors (global trade tensions, abrupt movements in commodity prices, concerns about growth, tightening US monetary policy and financial imbalances in China) and internal factors (challenges relating to controlling the COVID-19 pandemic and managing the underlying fiscal deterioration, see "Unexpected and uncertain events, such as the emergence of new variants of COVID-19 (coronavirus), significantly affect the Telefónica Group's operations"):

•Brazil: fiscal sustainability remains the main risk, especially after the government modified the spending cap to finance the new welfare program Auxílio Brasil, which implies a loss of credibility in fiscal prudence. Progress on structural reforms, including administration and tax system reforms, seems less likely now, which would result in lower medium- and long-term growth. In this context, a more depreciated exchange rate adds even more pressure to already high inflation and monetary policy normalization, which could negatively affect disposable income. The fact that the country's rating is below investment grade and that its internal financing needs are high, poses an added financial risk in a hypothetical scenario of global financial stress, especially in view of the recent increase in financial needs, could also have a negative impact on the evolution of the exchange rate. On the political front, the presidential elections (October 2022), which are expected to be polarized, could imply greater volatility in asset prices, including episodes of exchange rate depreciation. Finally, Brazil also faces the risk of energy rationing due to the exceptional shortage of rainfall (which has been recently alleviated in part), which has already led to a significant increase in energy prices.
•Argentina: Despite a favorable external context for the country, macroeconomic and exchange rate risks remain high. The challenges facing the economy, both internal (the ongoing process of reducing the public deficit in a context of high inflation) and external (with significant financial maturities to be refinanced in the short and medium term), increase vulnerability to episodes of financial market volatility in a scenario with limited levers for action. In addition, the worsening inflation outlook because of the exchange rate split and unsustainable price containment measures threaten Telefónica's profitability. On the political front, after the defeat of the ruling party in the mid-term elections, there is a growing need to reach consensus with other political parties in order to legislate. Otherwise, the ruling party will have no margin left but to govern the last two years of its term of office by means of Necessity and Urgency Decrees.
•Chile, Colombia and Peru: are exposed not only to changes in the global economy, given their vulnerability and exposure to changes in commodity prices, but also to tightening of global financial conditions. On the domestic side, existing political instability and the possibility of further social unrest and the resurgence of populism could have a negative impact in both the short and medium term. The deteriorating fiscal situation resulting from COVID-19 could have negative effects on future economic performance and social stability to the extent that fiscal consolidation drives tax reforms or adjustments in the trajectory of social spending. The acceleration of inflation threatens to be more persistent than expected, which is generating a strong reaction from central banks that could eventually lead to an excessive deterioration in local financing conditions. In political terms, there is a risk that with the arrival of the new government in Chile, which is also advancing in its particular constitutional process, there will be changes in the regulatory and normative framework that could affect the medium term.
Unexpected and uncertain events, such as the emergence of new variants of COVID-19 (coronavirus), significantly affect the Telefónica's Group operations.
Although the worst of the COVID-19 pandemic may have passed, the possibility of new outbreaks of the pandemic due to new, more contagious, virulent, and vaccine-resistant variants of COVID-19 remains. This could affect our operations as follows, among others: first, there is a possibility of further adverse supply shocks, primarily on the production side, in the form of further disruptions in supply chains, bottlenecks in the production of certain goods and/or restrictions on the transportation of goods, which could reduce aggregate supply, exerting upward pressure on price formation, or make certain products unavailable to us. Secondly, as occurred in the first months of the pandemic, it is likely that, in the face of an abrupt supply shock, households will tend to increase their savings as a precautionary measure, which could lead to falls in demand for the Company's products and services. In addition, there may be adverse income and wealth effects resulting from an eventual contraction in the level of employment and/or deterioration of the financial markets, which may lead to sharp drops in the valuation of certain assets. Finally, the appearance of new variants may lead to additional credit quality downgrades in the countries in which the Group operates, which could result in an increase in the cost of external financing and the depreciation of certain currencies (especially in emerging economies), which would adversely affect the Group’s results.
The final impact of COVID-19 on the Group's business is difficult to predict due to the high uncertainty surrounding its duration, transmission, virulence and resilience, as well as the ability of authorities to manage its impact and, more generally, societal response to both COVID-19 and government measures.
The COVID-19 pandemic contributed to the depreciation of the main Latin American currencies against the euro. The adverse exchange rates evolution adversely affected the average exchange rates used to translate the income statements of our Latin American subsidiaries from local currency to euro in 2020 in comparison with 2019, and to a lesser extent 2021 compared with 2020. The change in the exchange rates of the main currencies of the countries in which the Group operates against the euro is shown in "Item 5. Operating and Financial Review and Prospects-Operating Results-Exchange Rate Fluctuations".
The Group has and in the future could experience impairment of goodwill, deferred tax assets or other assets.
In accordance with current accounting standards, the Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the need to introduce changes to the book value of its goodwill (which as of December 31, 2021, represented 15.1% of the Group’s total assets), deferred tax assets (which as of December 31, 2021, represented 5.1% of the Group’s total assets) or other assets, such as intangible assets (which represented 10.7% of the Group's total assets as of December 31, 2021), and property, plant and equipment (which represented 20.8% of the Group's total assets as of December 31, 2021). In the case of goodwill, the potential loss of value is determined by the analysis of the recoverable value of the cash-generating unit (or group of cash-generating units) to which the goodwill is allocated at the time it is originated. By way of example, in 2021 impairment losses in the goodwill of Telefónica Perú were recognized for a total of 393 million euros. In 2020 impairment losses in the goodwill and other assets of Telefónica Argentina were recognized for a total of 894 million euros.
In addition, Telefónica may not be able to realize deferred tax assets on its statement of financial position to offset future taxable income. The recoverability of deferred tax assets depends on the Group's ability to generate taxable income over the period for which the deferred tax assets remain deductible. If Telefónica believes it is unable to utilize its deferred tax assets during the applicable period, it may be required to record an impairment against them resulting in a non-cash charge on the income statement. By way of example, in 2021 deferred tax assets corresponding to the tax Group in Spain amounting to 294 million euros were derecognized. In 2020 deferred tax assets corresponding to the tax Group in Spain amounting to 101 million euros were derecognized.
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
The Telefónica Group is a relevant and frequent issuer of debt in the capital markets. As of December 31, 2021, the Group's gross financial debt amounted to 42,295 million euros (50,420 million euros as of December 31, 2020), and the Group's net financial debt amounted to 26,032 million euros (35,228 million euros as of December 31, 2020). As of December 31, 2021, the average maturity of the debt was 13.63 years (10.79 years as of December 31, 2020), including undrawn committed credit facilities.
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
As of December 31, 2021, the Group's gross financial debt scheduled to mature in 2022 amounted to 7,005 million euros, and gross financial debt scheduled to mature in 2023 amounted to 2,235 million euros.
In accordance with its liquidity policy, Telefónica has covered its gross debt maturities for the next 12 months with cash and credit lines available as of December 31, 2021. As of December 31, 2021, the Telefónica Group had undrawn committed credit facilities arranged with banks for an amount of 12,182 million euros (11,791 million euros of which were due to expire in more than 12 months). Liquidity could be affected if market conditions make it difficult to renew undrawn credit lines. As of December 31, 2021, 3.2% of the aggregate undrawn amount under credit lines was scheduled to expire prior to December 31, 2022.
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
In nominal terms, as of December 31, 2021, 88% of the Group's net financial debt plus commitments had its interest rate set at fixed interest rates for periods of more than one year. To illustrate the sensitivity of financial expenses to variations in short-term interest rates as of December 31, 2021: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica had a financial position at that date would have led to an increase in financial expenses of 33 million euros, whereas (ii) a 100 basis points decrease in interest rates in all currencies (even if negative rates are reached), would have led to a reduction in financial expenses of 33 million euros. For the preparation of these calculations, a constant position equivalent to the position at that date is assumed, which takes into account the financial derivatives contracted by the Group.
Exchange rate risk arises primarily from: (i) Telefónica's international presence, through its investments and businesses in countries that use currencies other than the euro (primarily in Latin America and the United Kingdom); (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt; and (iii) trade receivables or payables in a foreign currency to the currency of the company with which the transaction was registered. According to the Group's calculations, the impact on results, and specifically on net exchange differences, due to a 10% depreciation of Latin American currencies against the U.S. dollar and a 10% depreciation of the rest of the currencies to which the Group is most exposed, against the euro would result in exchange gains of 17 million euros for the year ended December 31, 2021. These calculations have been made assuming a constant currency position with an impact on profit or loss for the year ended December 31, 2021, taking into account derivative instruments in place.
In 2021, the evolution of exchange rates negatively impacted the Group's results, decreasing the year-on-year growth of the Group's consolidated revenues and OIBDA by an estimated 2.3 percentage points and 2.7 percentage points, respectively, mainly due to the depreciation of the Brazilian real (6.5 percentage points and 8.0 percentage points, respectively, in 2020). Furthermore, translation differences in 2021 had a positive impact on the Group's equity of 4,088 million euros (negative impact of 5,801 million euros in 2020).
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
The Telefónica Group is subject to regular reviews, tests and audits by tax authorities regarding taxes in the jurisdictions in which it operates and is a party and may be a party to certain judicial tax proceedings. In particular, the Telefónica Group is currently party to certain litigation in Peru concerning certain previous years' income taxes, in respect of which a contentious-administrative appeal is currently pending, and to certain tax and regulatory proceedings in Brazil, primarily relating to the ICMS (a Brazilian tax on telecommunication services) and the corporate tax. For additional information on these and other proceedings, see "Item 8. Financial Information-Consolidated Financial Statements-Proceedings".
With respect to the latter, as of December 31, 2021, Telefónica Brazil maintained provisions for tax contingencies amounting to 340 million euros and provisions for regulatory contingencies amounting to 314 million euros. Although the Group considers its tax estimates to be reasonable, if a tax authority disagrees, the Group could face additional tax liability, including interest and penalties. There can be no guarantee that the payment of such additional amounts will not have a significant adverse effect on the Group's business, results of operations, financial condition and/or cash flows.
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
The following significant events occurred in 2021:
•On January 13, 2021, Telefónica's subsidiary, Telxius, signed two agreements with American Tower International, Inc. (the “Purchaser”), a subsidiary of American Tower Corporation ("ATC"), for the sale of its telecommunications towers divisions in Europe (Spain and Germany) and in Latin America (Brazil, Peru, Chile and Argentina), for a total cash consideration of 7.9 billion euros (including the Purchaser’s assumption of certain committed acquisitions), subject to certain closing adjustments. On June 1 and 3, 2021, respectively, the closing of the sale of the European and Latin America divisions took place. In addition, on August 2, 2021, the sale to ATC of 4,080 sites that Telxius undertook to acquire from Telefónica Germany GmbH & Co. OHG, under the second phase of the agreement reached between both parties on June 8, 2020, was completed, for a total purchase price of 632 million euros. For additional information on the agreement with ATC, see "Item 10. Additional Information-Material Contracts-Agreements for the sale by Telxius of its telecommunications towers divisions in Europe and Latin America".
•On January 27, 2021, Telefónica informed that its Board of Directors had unanimously agreed, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, to appoint the Independent Director Mr. Peter Löscher, as Member of the Executive Commission of the Board of Directors.
•On January 29, 2021, a Purchase and Sale Agreement was entered into among by Telefónica Brasil S.A., Tim S.A. and Claro S.A. (jointly the “Purchasers”) and Oi Móvel S.A (the “Seller”) regarding the mobile assets of the Oi Group, in respect of which they were declared winners at the judicial auction held on December 14, 2020. The completion of this acquisition by the Purchasers is subject to certain conditions precedent, including obtaining the required regulatory authorizations. In addition, this acquisition shall take place in accordance with the segregation plan for such assets. See "Item 10. Additional Information-Material Contracts- Purchase Agreement for Acquisition of UPI Mobile Assets of Oi Group" for additional information.
•In February 2021, Telefónica Europe, B.V. announced the following transactions related to its hybrid capital:
a.a new issue amounting to 1,000 million euros, guaranteed by Telefónica, S.A. The net proceeds thereof are subject to specific eligibility criteria to be applied to new or existing projects, as detailed in Telefónica's Sustainable Development Goals Framework (the "SDG Framework"). The SDG Framework is in accordance with the Green Bond Principles 2018, Social Bond Principles 2018 and Sustainability Bond Guidelines 2018, each published by the International Capital Market Association. The settlement took place on February 12, 2021; and
b.a tender offer for hybrid instruments in euros, with first call date in March 2022. Telefónica Europe, B.V. offered to purchase for cash any and all of the tendered securities in an aggregate principal amount of 758 million euros. The tender offer settled on February 15, 2021.
•On February 22, 2021, Telefónica Chile, S.A. entered into a stock purchase agreement with KKR Alameda Aggregator L.P. (a vehicle controlled by funds managed or advised by KKR affiliated entities) for the sale of 60% of the shares of InfraCo, SpA. As part of the transaction, Telefónica Chile sold approximately two million homes passed with fiber to InfraCo, SpA. Additionally, Telefónica Chile and InfraCo, SpA entered into certain agreements for the provision of various services, including an agreement to provide wholesale connectivity services to Telefónica Chile on InfraCo, SpA’s fiber network. The transaction values InfraCo, SpA at 1.0 billion U.S. dollars (approximately 0.8 billion euros at the exchange rate as of the date of the agreement). On July 1, 2021, the transaction was completed.
•On February 24, 2021, Telefónica informed that the Board of Directors unanimously appointed the Independent Director Ms. Claudia Sender Ramírez as Member of the Strategy and Innovation Committee, in replacement of the Independent Director Mr. Peter Löscher, who presented his resignation to such position.
•On February 25, 2021, Telefónica filed with the United States Securities and Exchange Commission its annual report on Form 20-F for the year ended December 31, 2020.
•On March 2, 2021, Telefónica Brasil, S.A. ("Vivo") and Telefónica Infra, S.L., the infrastructure unit of Telefónica Group ("T. Infra"), reached an agreement with Caisse de dépôt et placement du Québec ("CDPQ") for the construction, deployment and commercialization of a FTTH network in Brazil, in medium-sized cities outside the State of São Paulo, through a joint venture called FiBrasil Infraestrutura e Fibra Ótica S.A. ("FiBrasil"). Once the relevant authorizations were obtained, the transaction closed on July 2, 2021. The Telefónica Group and CDPQ each own a 50% stake in FiBrasil, under a co-control governance model. Telefónica Group's stake is distributed equally between Vivo and T. Infra.
The economic terms of the transaction include a total investment by CDPQ amounting to 1.8 billion Brazilian reais (approximately 267 million euros at the exchange rate at the date of the agreement), including payments to Vivo and FiBrasil for 50% of FiBrasil's equity, as well as certain payments made by T. Infra in equivalent economic terms for 25% of FiBrasil. CDPQ's equity contributions, together with external financing to be obtained by FiBrasil, are intended to provide the funds necessary to undertake FiBrasil's business plan and achieve its deployment targets. Vivo is FiBrasil's first wholesale customer, with a 10-year contract. However, as a wholesale neutral operator, FiBrasil will provide access to its network to other telecommunications companies.
•On April 23, 2021, the Annual General Shareholders' Meeting of Telefónica was held at second call with the attendance, present or represented, of shareholders holding shares representing 56.89% of the share capital of Telefónica. All the resolutions submitted were approved at the meeting.
•Further to the Annual General Shareholders' Meeting of Telefónica, the Board of Directors of Telefónica, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, unanimously adopted the following resolutions regarding the reelection of Directors approved in the abovementioned Meeting: (i) to reelect Mr. José María Álvarez-Pallete López as Executive Chairman of the Board of Directors and of its Executive Commission; and (ii) that the remaining Directors reelected by the Annual General Shareholders' Meeting that were members of any of the Committees of the Board of Directors, i.e. Mr. Ignacio Moreno Martínez and Ms. Carmen García de Andrés, continued to be members of the same.
•Furthermore, Telefónica announced on that day that its Board of Directors resolved to carry out the implementation of the share capital reduction through the cancellation of treasury shares approved by the Annual General Shareholders' Meeting. The share capital of Telefónica, S.A. was reduced in the amount of 82,896,466 euros, through the cancellation of 82,896,466 own shares of Telefónica hold as treasury stock, with a nominal value of one euro each. The reduction was carried out with a charge to unrestricted reserves, through the provision of a reserve for cancelled share capital in an amount equal to the nominal value of the cancelled shares (i.e. for an amount of 82,896,466 euros).
•On May 26, 2021, the Executive Commission of Telefónica's Board of Directors agreed the implementation of the first capital increase with charge to reserves related to the shareholder compensation by means of a scrip dividend ("Telefónica's Flexible Dividend"), approved by the Annual General Shareholders' Meeting, at its meeting held on April 23, 2021. Further on June 17, 2021 Telefónica announced that on June 15, 2021 the free-of charge allotment rights trading period for Telefónica's Flexible Dividend had ended. The shareholders of 28.53% of the free-of-charge allotment rights accepted the purchase commitment assumed by Telefónica. The gross amount paid by Telefónica for these rights amounted to 308 million euros. Telefónica waived the rights thus acquired, that were amortized. On the other hand, the shareholders of 71.47% of the free-of-charge allotment rights opted to received new shares of Telefónica. Therefore, the final number of ordinary shares with a nominal value of 1 euro issued in the capital increase was 194,518,911, corresponding to 3.57% of the share capital, being the amount of the capital increase 194,518,911 euros. As a result, the amount of the share capital of Telefónica, S.A. after the capital increase was set at 5,638,053,507 euros, divided into 5,638,053,507 shares.
•On June 1, 2021, Telefónica announced that, after obtaining the relevant regulatory approvals, consummation of the necessary recapitalization and satisfaction of other closing conditions, the closing of the transaction contemplated in the agreement between Telefónica and Liberty Global plc to combine into a 50:50 joint venture their operating businesses in the UK, was carried out that day, resulting in the combination of both businesses into JV VMED O2 UK.
The establishment of JV VMED O2 UK resulted in proceeds of 5.4 billion pounds sterling (equivalent to 6.2 billion euros at the transaction day), of which 2.6 billion pounds sterling corresponds to Liberty Global's cash payment to Telefónica to equalize ownership in JV VMED O2 UK and 2.8 billion pounds sterling corresponds to gross proceeds from recapitalization. For additional information on this transaction, see "Item 10. Additional Information-Material Contracts-50:50 joint venture with Liberty Global for the combination of both groups' businesses in the United Kingdom".
•On July 2, 2021 Telefónica Emisiones, S.A.U., issued a notice of redemption with respect to its 750 million 4.570% U.S. dollars notes due in 2023, guaranteed by Telefónica. The notes were redeemed on August 2, 2021.
•In June and July 2021, Telefónica Emisiones, S.A.U. announced a repurchase offer on the following outstanding securities (together the "EMTN Instruments"): (i) 1,400 million euros of its 0.75% instruments due April 20221; (ii) 1,250 million euros of its 2.242% instruments due May 2022; (iii) 1,500 million euros of its 3.987% instruments due January 2023; (iv) 1,250 million euros of its 1.528% instruments due January 2025; (v) 1,000 million euros of its 1.495% instruments due September 2025 and/or (vi) 1,350 million euros of its 1.460% instruments due April 2026. In addition, Telefónica Europe, B.V. announced a repurchase offer for its 1,000,000,000 euros Undated 5.5 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "Hybrid Instruments"). Both issuers accepted to purchase all securities tendered, for an aggregate nominal amount of 838.6 million euros, in the case of EMTN Instruments, and 114.9 million euros, in the case of Hybrid Instruments. The offers were settled on July 12, 2021. On July 30, 2021, Telefónica Europe, B.V. announced the early redemption of the remaining Hybrid Instruments (127.5 million euros), according to their terms and conditions. The outstanding instruments were redeemed on September 1, 2021.
•On July 16, 2021, Colombia Telecomunicaciones S.A. ESP BIC ("Telefónica Colombia") entered into a sale and purchase agreement regarding certain fiber assets owned by Telefónica Colombia with Onnet Fibra Colombia S.A.S, a Colombian company controlled by Kohlberg Kravis Roberts - KKR. The transaction closed on January 11, 2022. Telefónica Colombia received, as consideration, 187 million U.S. dollars (approximately 165 million euros at the exchange rate as of such date) and 40% of the shares of Alamo HoldCo S.L., a Spanish company controlled by KKR, which is the sole shareholder of Onnet Fibra Colombia S.A.S. Likewise, as part of the transaction, certain agreements were signed for the provision of wholesale connectivity services by Onnet Fibra Colombia S.A.S. to Telefónica Colombia, the development of activities of deployment of fiber network, and other associated services.
•On July 21, 2021, Telefónica Móviles España, S.A.U. ("Telefónica España") obtained a block of 2x10 MHz in the paired band of 700 MHz, in the auction held by the Ministry of Economic Affairs and Digital Transformation. The investment commitment by Telefónica España for these new frequencies is 310 million euros.
•On July 29, 2021, Telefónica announced that its subsidiary Telefónica Cybersecurity & Cloud Tech, S.L. ("Telefónica Tech") reached an agreement with Cancom Group for the acquisition of 100% of the shares of the British company Cancom Ltd. The amount of the transaction (enterprise value) is 340 million pounds sterling (approximately 398 million euros). Cancom Ltd provides end-to-end advanced cloud and security services in the UK and Ireland complementing the business carried out by Telefónica Tech in the region.
•On August 9, 2021, Telefónica announced that, after the satisfaction of the closing conditions and obtaining the relevant regulatory approvals, it had transferred the entire share capital of Telefónica de Costa Rica TC, S.A. to Liberty Latin America Ltd. for an amount of 538 million U.S. dollars (approximately 457 million euros at the exchange rate of the day of the transaction).
•On September 29, 2021, the Board of Directors of Telefónica unanimously adopted the following resolutions: (i) to take note of the voluntary resignation presented, for professional reasons, by Ms. Sabina Fluxà Thienemann to the position of Director of Telefónica, appreciating the services rendered to Telefónica during her tenure; (ii) in order to fill the abovementioned vacancy and, upon proposal of the Nominating, Compensation and Corporate Governance Committee, to appoint, by co-optation, Ms. María Rotondo Urcola, as Independent Director of Telefónica, S.A; and (iii) to appoint the Independent Director Ms. María Rotondo Urcola as Member of the Sustainability and Quality Committee.
•On October 15, 2021, Telefónica announced that its subsidiary, Telefónica Centroamérica Inversiones, S.L. (60% of which is held, directly and indirectly, by Telefónica and 40% by Corporación Multi Inversiones) had reached an agreement with General International Telecom Limited for the sale of the entire share capital of Telefónica Móviles El Salvador, S.A. ("Telefónica El Salvador") of which it is the owner (99.3%). On the buyer's side, the transaction was structured by affiliates of the Atlántida Group, entities that financially supported the acquisition. The closing of this transaction was subject to certain closing conditions, including the relevant regulatory approvals. On January 13, 2022, after obtaining the appropriate authorizations, Telefónica Centroamérica Inversiones, S.L. transferred 99.3% of Telefónica El Salvador to General International Telecom El Salvador, S.A. de C.V. for an amount of 139 million U.S. dollars (approximately 121 million euros at the exchange rate at such date).
•On November 3, 2021, the Board of Directors of Telefónica resolved to submit for approval of the Board of Directors or of its Executive Commission the appropriate corporate resolutions to carry out the second capital increase with a charge to reserves related to the scrip dividend payment approved by the Annual General Shareholders’ Meeting held on April 23, 2021, under item VI.2 of its Agenda. This scrip was the first tranche of the shareholder remuneration policy for 2021 and consisted of a payment of up to 0.15 euro per share.
•In addition, on November 3, 2021, the Board agreed to submit for the approval of the General Shareholders Meeting of Telefónica (the date of which will be announced at the appropriate time) the adoption of the appropriate corporate resolutions to execute a capital reduction by means of a redemption of treasury shares representing approximately 1.65% of the share capital (1.65% includes the 0.7% announced in the presentation of the 2021 January-June results).
•On November 5, 2021, Telefónica announced that its subsidiary Telefónica Brasil, S.A. had been granted the following blocks in the band spectrum auction called by ANATEL: (i) 3,500MHz: 100MHz were obtained for an offered value of 500.3 million Brazilian reais (approximately 77 million euros); (ii) 2,300MHz: 50MHz in the Southeast region and 40MHz in the North, Sao Paulo and Midwest regions, respectively, were obtained for an aggregate offered value of 466.4 million Brazilian reais (approximately 72 million euros); and (iii) 26GHz: 600MHz were obtained for an offered value of 158.5 million Brazilian reais (approximately 24 million euros). With this acquisition, Telefónica Brasil, S.A. has the necessary spectrum to provide 5G services in the medium and long term and to meet the growing demand for connectivity. The final amount to be paid and obligations associated with the usage of frequencies will observe the rules established in the Notice published by ANATEL.
•In November 2021, Telefónica Europe, B.V. announced the following transactions related to its hybrid capital:
◦a new issue amounting to 750 million euros, guaranteed by Telefónica. An amount equal to the net proceeds of the issue of the securities will be subject to specific eligibility criteria to be applied to finance new or refinance existing projects, as detailed in Telefónica's SDG Framework; and
◦a tender offer for the following hybrid instruments: (i) the outstanding 1,000 million euros Undated 5.5 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "March 2023 Notes"), (ii) the outstanding 1,250 million euros Undated 5.7 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "September 2023 Notes" and together with the March 2023 Notes, the "Priority 1 Notes"), and/or (iii) the outstanding 1,000 million euros Undated 10 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "Priority 2 Notes") irrevocably guaranteed by Telefónica. Based on the maximum acceptance amount set for the tender offer, Telefónica Europe, B.V. accepted 750 million euros in principal amount of validly tendered Priority 1 Notes (with a pro-ration factor applying) and none of the Priority 2 Notes. The tender offer settled on November 25, 2021.
•On November 24, 2021, the Executive Commission agreed the implementation of the capital increase with charge to reserves related to the second tranche of the scrip dividend. On December 17, 2021, Telefónica announced that on December 15, 2021 the related free-of-charge allotment rights trading period had ended. The shareholders of 34.98% of the free-of-charge allotment rights opted to rely on the purchase commitment assumed by Telefónica, S.A. The gross amount paid by Telefónica, S.A. for these rights amounted to 292 million euros. Telefónica S.A. waived the rights thus acquired, which were amortized. On the other hand, the shareholders of 65.02% of the free-of-charge allotment rights opted to receive new shares of Telefónica, S.A. Therefore, the final number of ordinary shares issued, with a nominal value of 1 euro each, increased by 140,994,513, corresponding to 2.50% of the share capital, and there was an increase in share capital of 140,994,513 euros. As a result, the amount of the share capital of Telefónica, S.A. after this capital increase is 5,779,048,020 euros, divided into 5,779,048,020 shares.
•On December 13, 2021, Telefónica Audiovisual Digital, S.A.U. was provisionally awarded the exclusive broadcasting rights of five matches per matchday of the Campeonato Nacional de Liga de Primera División (“LaLiga”), for pay television in the residential market in Spain. Telefónica will have the first pick in 18 matchdays of each season and second pick in 17 matchdays, including "El Clásico" of the second round (Option D bis, Lot D.1 bis).
Likewise, Telefónica Audiovisual Digital, S.A.U. has been awarded the exclusive broadcasting rights of three matchdays, which contain 10 matches each matchday, including matches of Real Madrid C.F., F.C. Barcelona and Club Atlético de Madrid against the six first classified of the previous season; and Valencia C.F., Athletic Club de Bilbao or Real Betis Balompié, if they were not among the aforementioned first classified (Option D bis, Lot D.3 bis).
The award includes the cycle 2022/2023 to 2026/2027 although the 2025/2026 and 2026/2027 seasons are subject to the Spanish National Markets and Competition Commission ("CNMC") lifting or modifying the resolution that limits the maximum duration of the contracts entered into by Telefónica Audiovisual Digital, S.A.U. for the acquisition of sports rights (Expte.VC/0612/14).
The award has been made at a price of 520 million euros for each of the seasons.
The award was subject to the execution of an agreement between Telefónica and LaLiga with the remaining terms and requirements established in the LaLiga tender, which was entered into on January 19, 2022.
•On December 15, 2021, The Board of Directors of Telefónica and its Committees, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, unanimously adopted the following resolutions in relation to its Board of Directors and its Committees:
1º.- Changes relating to the Board of Directors:
◦To take note and accept the respective voluntary resignations presented to their positions as Proprietary Directors of Telefónica, S.A. by Mr. Ignacio Moreno Martínez and Mr. Jordi Gual Solé, in order to allow the Company to continue evolving in the implementation of best practices and recommendations in Corporate Governance with regard to the number of members and composition of its Board of Directors. The Board of Directors appreciated the services rendered to the Telefónica Group during their respective tenures.
◦Consequently, Mr. Ignacio Moreno Martínez and Mr. Jordi Gual Solé ceased to be members of the Committees of the Board of Directors of which they were part. In particular, Mr. Moreno was Chairman of the Regulation and Institutional Affairs Committee, and Member of the Audit and Control Committee, and of the Sustainability and Quality Committee. On the other hand, Mr. Gual was Member of the Regulation and Institutional Affairs Committee, and of the Strategy and Innovation Committee.
◦It was resolved to propose, at the appropriate time, the appointment of both as Members of the Advisory Board of Telefónica España and as Members of the Board of Directors of Telefônica Brasil, S.A.
2º.- Changes relating to the Board of Directors’ Committees:
◦To appoint the Independent Director, Ms. María Luisa García Blanco, as Member of the Sustainability and Quality Committee.
◦To appoint the Independent Director, Ms. María Luisa García Blanco, as Chairwoman of the Sustainability and Quality Committee, in replacement of the Other External Director, Mr. Francisco Javier de Paz Mancho, who continues as Member of such Committee.
◦To appoint the Independent Directors, Mr. Juan Ignacio Cirac Sasturain and Ms. Carmen García de Andrés, as Members of the Regulation and Institutional Affairs Committee.
◦To appoint the Other External Director, Mr. Francisco Javier de Paz Mancho, as Chairman of the Regulation and Institutional Affairs Committee.
◦To appoint the Independent Director, Ms. María Rotondo Urcola, as Member of the Audit and Control Committee.

•On December 28, 2021, Telefónica España signed a Social Pact for Employment supported by the largest trade unions. Said Pact includes the Company’s differential commitments and is based on the following six lines of work: (1) equality and diversity; (2) new ways of working, flexibility and productivity; (3) incorporation and retention of talent; (4) reskilling and professional development; (5) functional and geographical mobility; and (6) a plan for the voluntary individual suspension of the employment relationship.
Telefónica España seeks to promote equality and capitalize on diversity within an inclusive environment, whilst achieving gender, generational and different capabilities goals. The new ways of working, which consolidate hybrid models from a culture of trust, flexibility, contribution and productivity, will further accelerate the transformation to a company that is more digital and prepared for the future.
This Pact also contemplates an “Individual Suspension Plan” (the "Plan") of employment, fully voluntary. Employees turning 55 years or older in 2022 and with a seniority of more than 15 years may join the Plan. This being the target audience, maximum percentages of adhesion differ according to the areas and have been set according to the functional surplus based on business levers.
The cost of the Plan depends on the degree of acceptance, although it was initially estimated that about 2,700 employees would volunteer, placing its value at around 1,500 million euros (before taxes). Average annual savings from direct expenses are estimated to exceed 230 million euros from year 2023. In any case, the impact on cash generation is expected to be positive from 2022, as the capture of savings since the departure of employees is expected to take place during the first quarter of 2022.
For information on certain significant events occurred in 2022, see “—Recent Developments”.

Business areas
In 2021, the Telefónica Group has changed its reporting segments as follows:
•on June 1, 2021, upon the establishment of JV VMED O2 UK (whose results are accounted for under the equity method), the former Telefónica United Kingdom segment was replaced by the new VMED O2 UK segment (see Notes 2 and 10 to the Consolidated Financial Statements). Since it is not practicable to restate the historical segment financial information to reflect this change, in this Annual Report, the relevant segment discussions consist of (i) for purposes of the 2021, 2020 and 2019 period-on-period discussions, an analysis of the results of our former Telefónica United Kingdom segment (which, for purposes of 2021, consists of the results obtained in the first five months of the year, until the establishment of JV VMED O2 UK and the elimination of this segment), and (ii) a standalone discussion of the results in 2021 of the new VMED O2 UK segment based on 100% of the results of JV VMED O2 UK since its establishment on June 1, 2021 until December 31, 2021, rather than based on our equity accounting of JV VMED O2 UK in our Consolidated Financial Statements. Gains registered on the establishment of JV VMED O2 UK, amounting to 4,460 million euros (see note 2 and 26 to the Consolidated Financial Statements), are recorded in "Other companies". Information included in this Annual Report on the accesses of the Group and the new VMED O2 UK segment as of December 31, 2021 includes 100% of the accesses of JV VMED O2 UK; and

•the Telxius Group ceased to be a reporting segment as a result of the sale of the telecommunications towers divisions in Europe and Latin America to American Tower Corporation (see Note 2 to the Consolidated Financial Statements). The Telxius Group’s results are currently included in "Other companies". As a consequence, the comparative results of "Other companies" and "Eliminations" for 2020 and 2019 and the corresponding comparative segmentation of assets and liabilities as of December 31, 2020 were restated. These changes have had no impact on the consolidated results of the Group. The result obtained for the sale of the telecommunications towers divisions of Telxius Group (including the additional sites acquired from Telefónica Germany GmbH & Co. OHG), amounting to 6,099 million euros (see Notes 2 and 22 to the Consolidated Financial Statements), is recorded in "Other companies".

As a result of these changes in 2021 the Telefónica Group has reported financial information, both internally and externally, according to the following segments: (i) Telefónica Spain, (ii) from January 1 to June 1, 2021 Telefónica United Kingdom and from June 1, 2021 onward VMED O2 UK (based on 100% of the results of JV VMED O2 UK, whose results are accounted for under the equity method for purposes of the Group’s results), (iii) Telefónica Germany, (iv) Telefónica Brazil and (v) Telefónica Hispam (formed by the Group's operators in Colombia, Mexico, Venezuela, Ecuador, Argentina, Chile, Peru and Uruguay).

The impairment losses on goodwill of Telefónica del Perú in 2021 and the impairment losses on goodwill and other non-current assets of Telefónica Argentina, recorded in 2019 and 2020 (see Notes 6, 7 and 8 to the Consolidated Financial Statements), are included in the Telefónica Hispam segment.

In 2019, the Telefónica Group completed the sale of its operating companies in Guatemala, Nicaragua and
Panama. At December 31, 2019 Telefónica de Costa Rica and Telefónica Móviles El Salvador were classified as held for sale (see Note 30 to the Consolidated Financial Statements). The assets, liabilities and results of the Group companies in Central America and the gains obtained in these transactions, have been reported under "Other companies" (see Note 2 to the Consolidated Financial Statements).
The segments referred to above include the information related to the fixed, wireless, cable, data, Internet and television businesses and other digital services provided in each related region. Inter-segment transactions are carried out on an arm's length basis.
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

Therefore, a significant part of the deferred tax assets and liabilities is included under Other companies. For these reasons, the results of the segments are disclosed up through operating income.
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

The following chart shows the organizational structure of the principal subsidiaries of the Telefónica Group at December 31, 2021, including their jurisdictions of incorporation and our ownership interest. For further detail, see Exhibit 8.1 to this Annual Report.

December 31, 2021

TELEFÓNICA
TELEFÓNICA SPAIN
TELEFÓNICA BRAZIL
TELEFÓNICA HISPAM
VMED O2 UK Ltd.
TELEFÓNICA GERMANY
OTHERS
Telefónica de España (Spain) 100%
Telefónica Móviles España (Spain) 100%
Telyco (Spain) 100%
Telefónica España Filiales (Spain) 100%
Telefónica Sol. de Inf. y Com. de España (Spain) 100%
Telefónica Brasil (Brazil) 74.20%
Terra Networks Brasil (Brazil) 74.20%
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
VMED O2 UK (U.K.) (1) 50%
T. Germany GmbH & Co. (Germany) 69.93%
E-Plus Service (Germany) 69.93%
Telefónica Europe (The Netherlands) 100%
Telefonica Open Innovation (Spain) 100%
Telefónica Global Soutions and subsidiaries (Spain) 100%
Telefónica Emisiones (Spain) 100%
Telxius Telecom (Spain) (3) 50.01%
Telefónica Móviles el Salvador (El Salvador) (2) 59.58%

(1) Investment accounted for under equity method.

(2) Telefónica Móviles el Salvador was sold in January 2022.

(3) Telefónica will hold a 70% beneficial interest in Telxius upon the completion of the announced transaction with Taurus Bidco S.à r.l.

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
Capital Expenditures
Our principal capital expenditures for the years ended December 31, 2021, 2020 and 2019, consisted of additions to property, plant and equipment and additions to intangible assets, including spectrum. In 2021, 2020 and 2019, we had capital expenditures of 7,267 million euros, 5,861 million euros and 8,784 million euros, respectively.
Year ended December 31, 2021
Capital expenditures in 2021 increased by 24.0% compared to 2020. Capital expenditures in 2021 included the cost of spectrum mainly in Brazil, United Kingdom, Spain and Chile, amounting to 1,704 million euros.
Investment by Telefónica Spain amounted to 1,815 million euros and was primarily focused on continuing the fast deployment of the fiber optic, exceeding 26 million premises passed by year-end 2021, as well the development of the 5G network reaching 81% population coverage at the end of the year. Investment by our former Telefónica United Kingdom during the first five month of 2021 (before the establishment of JV VMED O2 UK) amounted to 933 million euros and was mainly focused on 5G deployment, reaching 200 cities, and improving the fixed network. Investment by Telefónica Germany in 2021 amounted to 1,284 million euros and was primarily focused on the accelerated 3G network switch off and the continued improvement of the 4G/5G networks (5G network is active in more than 200 cities, achieving a coverage of 30% by year-end 2021). Investment by Telefónica Brazil in 2021 amounted to 2,069 million euros and was mainly dedicated to extending the coverage and capacity of 4G mobile networks, with a population coverage of 93%, and the improvement of network quality and deployment of the FTTH network in the fixed business, exceeding 19.5 million premises passed. Investment by Telefónica Hispam in 2021 amounted to 978 million euros and was mainly focused on improving the coverage and capacity of 4G networks, the launch of 5G in Chile and ultra-broadband fixed capabilities. In addition, the simplification and digitization of processes continued to be one of the main investment focuses outside of the resources allocated to the network.

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
 Investment by Telefónica Spain amounted to 1,408 million euros and was primarily focused on fast fiber optic and IPTV rollout, exceeding an estimated 25 million premises passed by year-end 2020, as well as investments in the launch of the 5G network reaching 75% population coverage (based on the calculation criteria used by competitors, pursuant to which all inhabitants of the cities that have some 5G coverage are considered) at the end of the year. Investment by our former Telefónica United Kingdom segment in 2020 amounted to 913 million euros and was mainly focused on 5G deployment and the improvement of the 4G navigation experience, achieving 99% population coverage by year-end 2020. Investment by Telefónica Germany in 2020 amounted to 1,094 million euros and was primarily focused on the launch of the 5G network across 15 cities and the ongoing extension of 4G coverage, achieving a population coverage of 99.6% by year-end 2020. Investment by Telefónica Brazil in 2020 amounted to 1,372 million euros and was mainly dedicated to extending the coverage and capacity of 4G mobile networks, the improvement of network quality, the extension of the FTTH network in the fixed business, as well as network simplification and the digitalization of processes and systems. Investment by Telefónica Hispam in 2020 amounted to 833 million euros and was mainly focused on improving the coverage and capacity of 4G networks and ultra-broadband fixed capabilities, as well as processes and systems simplification and digitalization in the region.
Year ended December 31, 2019
Capital expenditures in 2019 increased by 8.2% compared to 2018. Capital expenditures in 2019 included the cost of spectrum mainly in Germany, and to a lesser extent, Uruguay, Mexico and El Salvador, amounting to 1,501 million euros.
 Investment by Telefónica Spain amounted to 1,667 million euros and was primarily focused on fast fiber optic and IPTV rollout, exceeding an estimated 23 million premises passed by year-end 2019, as well as investments in the LTE network, reaching 97% population coverage (based on the calculation criteria used by competitors, pursuant to which all inhabitants of the cities that have some LTE coverage are considered). Investment by our former Telefónica United Kingdom segment in 2019 amounted to 914 million euros and was mainly focused on enhancing the LTE navigation experience, achieving 99% population coverage by year-end 2019, and pursuing the improvement of network capacity and quality. Investment by Telefónica Germany in 2019 amounted to 2,469 million euros, 1,425 million euros of which corresponded to spectrum acquisition. The company remains dedicated to extending LTE coverage, achieving a population coverage of 92% by year-end 2019. Investment by Telefónica Brazil in 2019 amounted to 2,005 million euros and was mainly dedicated to extending the coverage and capacity of the LTE mobile networks, the improvement of network quality, the extension of the fiber network in the fixed business, as well as network simplification and the digitalization of processes and systems. Investment by Telefónica Hispam in 2019 amounted to 1,485 million euros and was mainly focused on improving the coverage and capacity of LTE networks, the deployment of ultra-broadband fixed capabilities (fiber / HFC) in Colombia, as well as the simplification and digitalization of processes and systems in the region.
Financial Investments and Divestitures
Our principal financial investments in 2021 were: (i) the closing of the transaction among Telefónica and Liberty Global and the establishment of JV VMED O2 UK through the combination of their respective operating businesses in the United Kingdom (O2 Holdings Ltd. and Virgin Media UK, respectively) to create an integrated communications provider in the United Kingdom, with Telefónica holding a 50% stake in JV VMED O2 UK; (ii) the acquisition of 100% of the shares in Cancom Ltd by Telefónica Tech on July 29, 2021 for 340 million pounds sterling (approximately 398 million euros at the date of the transaction); (iii) the closing on July 21, 2021 of part of the investment agreement in Nabiax by which Telefónica Infra received a 13.94% equity stake in Nabiax in exchange for two data centers in Spain. The fulfillment of the conditions related to the contribution of two additional data centers in Chile is expected to occur during the first half of 2022. By the time that contribution is executed, T. Infra's stake in Nabiax will increase to 20%; and (iii) the closing on July 2, 2021 of the investment agreement with Caisse de dépôt et placement du Quebec ("CDPQ") in FiBrasil, each of which held 50% under a co-control governance model.
Our principal financial divestitures in 2021 were: (i) the sale of Telxius telecommunications towers divisions in Europe (Spain and Germany) and in Latin America (Brazil, Peru, Chile and Argentina), as well as 4,080 sites that Telxius undertook to acquire from Telefónica Germany GmbH & Co. OHG, under the second phase of the agreement reached between both parties on June 8, 2020, to American Tower Corporation for 7,865 million euros; (ii) the sale of Telefónica de Costa Rica TC, S.A. to Liberty Latin America Ltd for 538 million U.S. dollars (approximately 457 million euros at the date of the agreement); and (iii) the sale on July 1, 2021 of 60% of the shares of InfraCo, SpA to KKR Alameda Aggregator L.P. by Telefónica Chile, S.A. The transaction values InfraCo, SpA at 1.0 billion U.S. dollars (approximately 0.8 billion euros at the exchange rate as of the date of the agreement).
In addition to the above, in January 2022 after the satisfaction of the relevant closing conditions and once the relevant regulatory approvals were obtained, Telefónica Centroamérica Inversiones, S.L. (60% of which is held directly or indirectly by Telefónica and 40% by Corporación Multi Inversiones) transferred its stake (99.3%) in Telefónica Móviles El Salvador, S.A. to General International Telecom El Salvador, S.A. de C.V. for an amount of 139 million U.S. dollars (approximately 121 million euros at the exchange rate at such date).

Our principal financial investment in 2020 was the acquisition of 50% of the shares in Prosegur Alarmas España, S.L. by Telefónica de Contenidos, S.A.U. on February 28, 2020 paid with 49,545,262 shares of Telefónica, with a valuation amounting to 266 million euros at the date of the transaction. There were no significant financial divestitures in 2020.
There were no significant financial investments in 2019. Our principal financial divestitures in 2019 were: (i) the sale of Antares on February 14, 2019 to Grupo Catalana Occidente for a total amount of 161 million euros; (ii) the sale of Telefónica Móviles Guatemala on January 24, 2019 to América Móvil, S.A.B. of C.V. for an approximate total amount of 293 million euros; (iii) the sale of Telefonía Celular de Nicaragua, S.A. on May 16, 2019 to Millicom International Cellular, S.A. for a total amount of 437 million U.S. dollars (approximately 390 million euros at the exchange rate on May 16, 2019); (iv) the sale of Telefónica Móviles Panamá on August 29, 2019 to Cable Onda, S.A., a subsidiary of Millicom International Cellular, S.A. for a total amount of 594 million U.S. dollars (approximately 536 million euros at the exchange rate on August 29, 2019); and (v) the sale of data center businesses to a company controlled by Nabiax for an aggregate total amount of 515 million euros.
Active portfolio management is part of Telefónica’s strategy and therefore it may undertake transactions involving its or its subsidiaries' shares, including transactions similar to those undertaken in the 2019-2021 period or otherwise, at any time.

Public Takeover Offers
Not applicable.

Recent Developments
The principal events that have occurred since December 31, 2021, are set forth below:
•On January 11, 2022, once the corresponding authorizations from the regulatory authorities were obtained and after the fulfillment of certain agreed conditions, the transaction between Colombia Telecomunicaciones S.A. ESP BIC (Telefónica Colombia) and a Colombian company controlled by Kohlberg Kravis Roberts - KKR (Onnet Fibra Colombia S.A.S) for the sale and purchase of certain fiber assets owned by Telefónica Colombia and for the provision of wholesale connectivity services by Onnet Fibra Colombia S.A.S to Telefónica Colombia, the development of activities of deployment of fiber network, and other associated services, was completed.
Telefónica Colombia received, as consideration, 187 million U.S. dollars (approximately 165 million euros at the exchange rate at such date) and 40% of the shares of a Spanish company controlled by KKR, Alamo HoldCo S.L., the sole shareholder of Onnet Fibra Colombia S.A.S.
•On January 13, 2022, Telefónica executed an amendment to the syndicated facility agreement signed on March 15, 2018, with several domestic and international financial entities for a maximum aggregate amount of 5,500 million euros, linked to sustainability objectives: greenhouse gas emissions reduction and increase of women in executive positions.
This facility agreement is composed of a 5-year single tranche revolving credit facility in an aggregate amount of up to 5,500 million euros with two annual extension options, at the request of Telefónica, for a maximum maturity of 7 years.
•On January 13, 2022, after the satisfaction of the closing conditions and once the relevant regulatory approvals were obtained, Telefónica Centroamérica Inversiones, S.L (60% of which is held, directly and indirectly, by Telefónica and 40% by Corporación Multi Inversiones) transferred its stake (99.3%) in Telefónica Móviles El Salvador to General International Telecom El Salvador, S.A. de C.V. for an amount of 139 million U.S. dollars (approximately 121 million euros at the exchange rate at such date).
•On January 26, 2022, Colombia Telecomunicaciones, S.A. ESP made an early repayment of its bilateral loan for 132 million U.S. dollars signed on March 24, 2020, and originally scheduled to mature in 2023.

•On February 1, 2022, Telefónica’s subsidiary, Pontel Participaciones, S.L. (“Pontel”), a company which is held 83.35% by Telefónica and 16.65% by Pontegadea Inversiones, S.L. (“Pontegadea”), reached an agreement with Taurus Bidco S.à r.l. (“Taurus”, a company managed by KKR) for the purchase of 40% of the share capital of Telxius Telecom, S.A. (“Telxius”), held by Taurus, for an estimated amount of 215.7 million euros, being the referred price subject to, among others, adjustments derived from the sale of the towers business to American Tower.
As a result of the transaction, Pontel, which currently holds the remaining 60% of the share capital of Telxius, will become the sole shareholder of this company. Pontegadea will increase its holding in Pontel to 30% and Telefónica will hold a 70% stake.
Thus, in terms of indirect holding in Telxius, Pontegadea will increase its holding from 9.99% to 30% and Telefónica from 50.01% to 70%.
The closing of the transaction is subject to the obtaining of the relevant regulatory and competition authorizations.
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
•Fiber, 4G and 5G deployment enables Telefónica to continue gaining prominence among customers through better experience and a lower churn. These networks help Telefónica to continue to maintain high quality services for home offices and a higher consumption of entertainment services.

2021 highlights

Positive momentum in y-o-y operating income, reaching 13,586 million euros, impacted by extraordinary factors, mainly capital gains from the establishment of JV VMED O2 UK and the sale of the towers divisions of Telxius Group. Revenues in 2021 totaled 39,277 million euros, decreasing in reported terms by 8.8% year on year, mainly as a result of the changes in the consolidation perimeter, in particular, the establishment of JV VMED O2 UK (and the related deconsolidation of our UK business), the sale of the towers divisions of Telxius Group and the sale of Telefónica de Costa Rica and, to a lesser extent, the evolution of foreign exchange rates and, in particular, the depreciation against the euro of the Brazilian real.

We further enhanced our competitive position across core markets by driving market consolidation in the UK and Brazil, acquiring additional spectrum in the UK, Spain and Brazil, and delivering incremental improvement in network quality in Germany.

Our approach to capital allocation remained unchanged, with priority firmly on developing new generation networks based on fiber and 5G, as reflected in the speed of our fiber rollout in Spain and Brazil, and the Gigabit upgrade of cable to fiber in the UK (through JV VMED O2 UK).

These investments, coupled with our growing Digital Home consumer ecosystem portfolio, served to further enhance our customer experience, driving a positive y-o-y trend in total accesses supported by growth in high value UBB, fiber and contract mobile accesses.

We made substantial progress in streamlining and digitalizing our operating model, and further reduced our exposure to Latin America by completing the sale of Telefónica de Costa Rica.

In parallel, we reinforced our commitment to sustainability as an integral part of our day-to-day business. We continued to drive connectivity and connect the unconnected, bringing economic and social benefits as well as playing a positive role in the decarbonization of other sectors through digitalization.
During 2021 Telefónica Tech has proactively reinforced its capabilities through acquisitions, including Cancom UK&I, Altostratus, and Geprom, while T. Infra has allowed the creation of growth opportunities, together with a pipeline of potential value-accretive infra deals, including the partial sale of some of these vehicles. See “Item 5. Operating and Financial Review and Prospects―Trend Information”.
Telefónica’s total accesses including 100% of the accesses of JV VMED O2 UK (in respect of which Telefónica has a 50% stake) totaled 369.1 million as of December 31, 2021, increasing by 6.9% year-on-year, mainly due to the inclusion of Virgin Media’s accesses in JV VMED O2 UK, which contributed 4.8 p.p. to year-on-year growth, offset in part by the exclusion of Telefónica de Costa Rica (which sale was completed on August 9, 2021), which reduced the growth by 0.7 p.p. In organic terms (calculated as set forth further below), there was a 2.6% increase, mainly due to better performance in postpaid accesses in Telefónica Brazil, Telefónica Hispam and Telefónica Germany, due to the lessening of restrictive measures related to the pandemic compared to the previous year.

The table below shows the evolution of accesses over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2020	2021	% Reported YoY	% Organic YoY
Fixed telephony accesses (1)	28,243.0	29,966.9	6.1%	(8.3%)
Broadband	20,077.2	25,833.3	28.7%	1.3%
UBB	15,212.8	22,281.8	46.5%	8.0%
FTTH	9,964.2	12,243.8	22.9%	22.9%
Mobile accesses	266,287.1	277,793.3	4.3%	4.0%
Prepay	131,542.0	129,675.7	(1.4%)	(0.2%)
Contract	108,587.5	117,432.1	8.1%	5.6%
IoT	26,157.7	30,685.4	17.3%	17.6%
Pay TV	8,059.5	11,111.7	37.9%	(3.8%)
Retail Accesses	322,978.5	344,945.5	6.8%	2.3%
Wholesale Accesses	22,455.0	24,173.3	7.7%	7.7%
Fixed wholesale accesses	3,722.8	3,694.5	(0.8%)	(0.8%)
FTTH wholesale accesses	2,606.8	2,988.0	14.6%	14.6%
Mobile wholesale accesses	18,732.1	20,478.8	9.3%	9.3%
Total Accesses	345,433.5	369,118.9	6.9%	2.6%
Notes:
- The table includes, with respect to 2020, accesses of Telefónica de Costa Rica (2.5 million total accesses) and, with respect to 2020 and 2021, accesses of Telefónica El Salvador (1.9 million and 1.8 million total accesses as of December 31, 2020 and 2021, respectively). The sale of Telefónica de Costa Rica was completed on August 9, 2021. The sale of Telefónica El Salvador was completed on January 13, 2022.
(1) Includes fixed wireless and VoIP accesses.

The table below shows the contribution to reported growth of each item considered to calculate the organic variations. To exclude the impact of the closing of the transaction with Liberty Global and the establishment of JV VMED O2 UK in the calculation of organic variations, the 2020 comparative figures include the accesses of Virgin Media. To exclude the impact of the sale of Telefónica de Costa Rica in the calculation of organic variations, the 2020 comparative figures exclude the accesses of Telefónica de Costa Rica. For each line item, the contribution to reported growth, expressed in p.p., is the result of dividing the amount of each impact by the consolidated reported figure for the previous year.

Contribution to the reported growth (percentage points)
Thousands of accesses	% Reported YoY	% Organic YoY	VMED O2 UK	Costa Rica
Fixed telephony accesses (1)	6.1%	(8.3%)	15.8	(0.2)
Broadband	28.7%	1.3%	27.0	—
UBB	46.5%	8.0%	35.6	—
FTTH	22.9%	22.9%	—	—
Mobile accesses	4.3%	4.0%	1.3	(0.9)
Prepay	(1.4%)	(0.2%)	0.1	(1.4)
Contract	8.1%	5.6%	3.0	(0.6)
IoT	17.3%	17.6%	—	(0.2)
Pay TV	37.9%	(3.8%)	43.4	(0.1)
Retail Accesses	6.8%	2.3%	5.2	(0.8)
Wholesale Accesses	7.7%	7.7%	—	—
Fixed wholesale accesses	(0.8%)	(0.8%)	—	—
FTTH wholesale accesses	14.6%	14.6%	—	—
Mobile wholesale accesses	9.3%	9.3%	—	—
Total Accesses	6.9%	2.6%	4.8	(0.7)

The table below shows the evolution of accesses by segment:

	YoY variation	% Over Total Accesses
Accesses 2021		2020	2021
Telefónica Spain	(2.8%)	12.0%	10.9%
Telefónica United Kingdom / VMED O2 UK (1)	5.1%	10.6%	15.2%
Telefónica Germany	2.9%	14.1%	13.6%
Telefónica Brazil	3.9%	27.5%	26.8%
Telefónica Hispam	1.8%	31.4%	29.9%
Other companies	(10.6%)	4.4%	3.7%
Note:
(1) Our former Telefónica United Kingdom segment was replaced by our new VMED O2 UK segment on June 1, 2021. For additional information on this change and how segment information is presented in this Annual Report, see “―History and Development of the Company―Business
areas”.

Mobile accesses totaled 277.8 million as of December 31, 2021, up 4.3% compared to 2020 mainly due to the inclusion of Virgin Media’s accesses which contributed 1.3 p.p. to year-on-year growth, offset in part by the exclusion of Telefónica de Costa Rica, which reduced the growth by 0.9 p.p. In organic terms, mobile accesses increased 4.0% due to an increase in postpaid (8.1% in reported terms and 5.6% in organic terms), offset in part by the decrease in prepay (1.4% in reported terms and 0.2% in organic terms). Postpaid accesses represented 47.5% of the mobile accesses excluding IoT (+2.3 p.p. in reported terms and +1.4 p.p. in organic terms y-o-y).

Fixed broadband accesses stood at 25.8 million at December 31, 2021, up 28.7% year-on-year mainly due to the inclusion of Virgin Media’s accesses, which contributed 27.0 p.p. to year-on-year growth. In organic terms, fixed broadband accesses increased 1.3% y-o-y. Retail fiber (FTTH) accesses stood at 12.2 million at December 31, 2021, growing by 22.9% compared to December 31, 2020 in both reported and organic terms.

Pay TV accesses totaled 11.1 million as of December 31, 2021, up 37.9% year-on-year mainly due to the inclusion of Virgin Media’s accesses which contributed 43.4 p.p. to year-on-year growth, offset in part by the exclusion of Telefónica de Costa Rica which reduced the growth by 0.1 p.p. In organic terms, Pay TV accesses decreased by 3.8% due to the evolution in Spain and Brazil.

The tables below show the evolution of Telefónica's estimated access market share for mobile and fixed broadband for the past two years.

Competitive Position Evolution
	Mobile Market Share (1)
Telefónica	2020	2021
Spain	29.3%	27.6%
United Kingdom (2)	25.3%	30.1%
Germany	35.9%	34.9%
Brazil	33.6%	33.1%
Argentina	29.2%	29.2%
Chile	26.6%	25.8%
Peru	31.2%	30.4%
Colombia	25.0%	26.0%
Venezuela	55.7%	54.7%
Mexico	21.0%	19.5%
Ecuador	29.9%	31.5%
Uruguay	37.0%	29.1%
(1) Internal estimates in both years.
(2) In 2021, it refers to JV VMED O2 UK market share as of September 2021.

	FBB Market Share (1)
Telefónica	2020	2021
Spain	36.6%	35.3%
Brazil	17.8%	15.3%
Argentina	16.5%	11.7%
Chile	27.8%	29.8%
Peru	66.2%	61.0%
Colombia	15.4%	13.8%
(1) Internal estimates in both years.

2021/2020 Consolidated results
In this section, we discuss changes in the Group’s consolidated income statements for the years ended December 31, 2021 and 2020. Changes in the Group’s consolidated income statements for the years ended December 31, 2020 and 2019 are discussed in a separate section further below.

	Year ended December 31,				Variation
Consolidated Results	2020		2021		2021 vs 2020
Millions of euros	Total	% of revenues	Total	% of revenues	Total	%
Revenues	43,076	100.0%	39,277	100.0%	(3,799)	(8.8%)
Other income	1,587	3.7%	12,673	32.3%	11,086	698.3%
Supplies	(13,014)	(30.2%)	(12,258)	(31.2%)	756	(5.8%)
Personnel expenses	(5,280)	(12.3%)	(6,733)	(17.1%)	(1,453)	27.5%
Other expenses	(12,871)	(29.9%)	(10,976)	(27.9%)	1,895	(14.7%)
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	13,498	31.3%	21,983	56.0%	8,485	62.9%
OIBDA Margin	31.3%		56.0%			24.6 p.p.
Depreciation and amortization	(9,359)	(21.7%)	(8,397)	(21.4%)	962	(10.3%)
Amortization of intangible assets, depreciation of property, plant and equipment	(7,756)	(18.0%)	(6,748)	(17.2%)	1,008	(13.0)%
Amortization of rights of use	(1,603)	(3.7%)	(1,649)	(4.2%)	(46)	2.9%
OPERATING INCOME (OI)	4,139	9.6%	13,586	34.6%	9,447	228.2%
Operating Margin	9.6%		34.6%			26.1 p.p.
Share of income of investments accounted for by the equity method	2	0.0%	(127)	(0.3%)	c.s.	c.s.
Net financial expense	(1,558)	(3.6%)	(1,364)	(3.5%)	194	(12.5%)
PROFIT BEFORE TAX	2,583	6.0%	12,095	30.8%	9,512	368.2%
Corporate income tax	(626)	(1.5%)	(1,378)	(3.5%)	(752)	120.0%
PROFIT FOR THE YEAR	1,957	4.5%	10,717	27.3%	8,760	447.6%
Attributable to equity holders of the parent	1,582	3.7%	8,137	20.7%	6,555	414.4%
Attributable to non-controlling interests	375	0.9%	2,580	6.6%	2,205	587.4%

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
For purposes of this report, 2021/2020 “organic” variation is defined as the reported variation as adjusted to exclude the impacts detailed below:
•Foreign exchange effects: we have excluded the impact of changes in exchange rates (except for countries with hyperinflationary economies: Argentina and Venezuela) by assuming constant average foreign exchange rates year-on-year (using average foreign exchange rates of 2020 for both years).
Foreign exchange rates had a negative impact on our reported 2021 results, mainly due to the depreciation of the Brazilian real against the euro.
Foreign exchange effects decreased revenue growth by 2.3 percentage points, OIBDA growth by 2.7 percentage points and operating income growth by 3.0 percentage points in 2021.
•Changes in the consolidation perimeter: we have excluded the impact of changes in our consolidation perimeter in 2021 and 2020. The main changes were the constitution of JV VMED O2 UK (and, therefore, the exclusion from our consolidation perimeter of the entities that comprised our former Telefónica United

Kingdom segment from that date), the sale of the towers divisions of Telxius Group, the sale of Telefónica de Costa Rica and the sale of 60% of InfraCo, SpA in 2021. To exclude the impact of these transactions in the calculation of organic variations, the 2020 comparative figures exclude the results of the companies that are no longer part of the consolidated perimeter from the date of the relevant transaction to the end of the year. Additionally, we have excluded the depreciation and amortization of these entities from January 1, 2020 until such month in 2020.
No adjustments for changes in the consolidation perimeter were made with respect to the results of JV VMED O2 UK and other joint ventures established in 2021, as their results are accounted for under the equity method and organic variations are only calculated through operating income.
•Gains or losses on the sale of companies: the gains obtained or losses incurred from the sale of companies have been excluded to calculate organic variations.
In 2021, we mainly excluded the gains resulting from the establishment of JV VMED O2 UK (4,460 million euros), the sale of the European and Latin American towers divisions of the Telxius Group (6,099 million euros), the establishment of FiBrasil (26 million euros), the sale of 60% of the shares in InfraCo, SpA (274 million euros) and the sale of Telefónica de Costa Rica (136 million euros).
In 2020, we mainly excluded a gain of 29 million euros related to the initial registration at fair value of the stake of Telefónica in the joint venture with the Allianz Group for the deployment of fiber in Germany.
•Restructuring costs: we have excluded the impact in 2021 and 2020 of restructuring costs, mainly those related to the Individual Suspension Plan adopted under the Social Pact for Employment in Telefónica Spain in 2021.
The distribution by segment of the restructuring costs, in terms of their impact on OIBDA and operating income, is as follows:

Millions of euros	2020	2021
Telefónica Spain	(2)	1,382
Telefónica United Kingdom	—	—
Telefónica Germany	37	22
Telefónica Brazil	—	—
Telefónica Hispam	17	174
Other companies	34	85
Total restructuring costs	86	1,663
•Reported variation of companies in hyperinflationary countries: in the organic variation, the y-o-y reported variation of the companies in countries with hyperinflationary economies (Argentina and Venezuela) is excluded. In reported terms, in 2021 the revenues of these companies increased by 327 million euros and their OIBDA, operating income and OIBDA-CapEx decreased by 112 million euros, 107 million euros, 134 million euros, respectively, compared to 2020.
•Impairment of goodwill and other assets: in 2021 the impairment of goodwill amounting to 416 million euros, mainly in Telefónica Peru, has been excluded. In 2020, the impairment of the goodwill and certain assets of Telefónica Argentina has been excluded, amounting to 894 million euros, which consists of a 519 million euros goodwill impairment loss and impairment losses over non-current assets amounting to 375 million euros.
•Judicial decision PIS/COFINS: we excluded the positive impact of the judicial decisions of the Brazilian Supreme Court recognizing the right to deduct the state tax on goods and services (ICMS) from the calculation of the basis of the Social Integration Program-PIS (Programa de Integraçao Social) and the Financing of Social Security - COFINS (Contribuçao para Financiamiento de Seguridade Social) amounting to 243 million euros in OIBDA in 2021.
•Spectrum acquisition: the organic variation of capital expenditures ("CapEx") excludes the impact of spectrum acquisitions in 2021 and 2020.

In 2021, spectrum acquisitions amounted to 1,704 million euros of which 706 million euros corresponded to Telefónica Brazil, 515 million euros to our former Telefónica United Kingdom segment (which acquisitions took place before JV VMED O2 UK was established), 352 million euros to Telefónica Spain and 131 million euros to Telefónica Chile.
In 2020, spectrum acquisitions amounted to 126 million euros of which 94 million euros corresponded to Telefónica United Kingdom and 32 million euros to Telefónica Brazil.
•Other adjustments: organic variations exclude the following:
In 2021: (i) the provision for contingencies in Telefónica Brazil amounting to 154 million euros with a negative impact in OIBDA; (ii) the impact of the transformation of the operating model of Telefónica México (following the AT&T agreement entered into in 2019) on depreciation and amortization amounting to 88 million euros; (iii) the provisions recorded in Telefónica Spain to optimize the distribution network (44 million euros in OIBDA); and (iv) the impact of not amortizing assets held for sale in Telefónica El Salvador (14 million euros in amortization and operating income).
In 2020: (i) the impact of the accelerated amortization resulting from the transformation of the operating model of Telefónica México (following the AT&T agreement in 2019), amounting to 320 million euros in 2020 in depreciation and amortization and operating income; and (ii) other adjustments amounting to 34 million euros in OIBDA, mainly due to the provisions recorded in Telefónica Spain to optimize the distribution network (29 million euros in OIBDA), and the gains on the spectrum sale in Telefónica Germany (5 million euros in OIBDA) and the impact of not amortizing assets held for sale in Telefónica El Salvador (32 million euros in amortization and operating income).
The table below shows 2021/2020 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the consolidated income statement and CapEx and OIBDA-CapEx:

	YoY variation
TELEFÓNICA 2021	% Reported YoY	% Organic YoY
Revenues	(8.8%)	2.0%
Other income	698.3%	18.8%
Supplies	(5.8%)	6.8%
Personnel expenses	27.5%	3.3%
Other expenses	(14.7%)	(0.7%)
OIBDA	62.9%	1.4%
Depreciation and amortization	(10.3%)	(0.5%)
Operating income (OI)	228.2%	5.6%
CapEx	24.0%	10.3%
OIBDA-CapEx	92.7%	(4.4%)
The table below shows the contribution to reported growth of each item considered to calculate the organic variations, as explained above. For each line item, the contribution to reported growth, expressed in percentage points, is the result of dividing the amount of the impact of each such item (on a net basis when the impact affects both years) by the consolidated reported figure for the previous year.

	Contribution to reported growth (percentage points)
TELEFÓNICA 2021	Exchange rate effect	Perimeter change	Capital gains/losses on sale of companies	Restructuring costs	Reported variation in hyperinflationary countries	Impairment of goodwill and other assets	Judicial decision PIS/COFINS	Spectrum acquisition	Other adjustments
Revenues	(2.3)	(9.1)	—	—	0.8	—	—	—	0.0
Other income	(2.7)	(8.3)	692.2	—	0.0	—	—	—	—
Supplies	(1.7)	(11.0)	—	—	0.8	—	—	—	—
Personnel expenses	(2.2)	(5.2)	—	30.2	1.7	—	—	—	—
Other expenses	(2.7)	(7.9)	(0.0)	(0.1)	0.9	(3.7)	(2.1)	—	1.4
OIBDA	(2.7)	(9.5)	81.2	(11.7)	0.1	3.5	2.0	—	(1.3)
Depreciation and amortization	(2.6)	(4.1)	—	—	(0.0)	—	—	—	(3.0)
Operating income	(3.0)	(21.6)	264.9	(38.2)	0.3	11.5	6.4	—	2.5
CapEx	(4.0)	(11.2)	—	—	0.4	—	—	29.7	0.1
OIBDA-CapEx	(1.8)	(8.1)	143.6	(20.7)	(0.2)	6.3	3.5	(22.8)	(2.4)
Analysis of results
For information on factors affecting the comparability of our results for 2021 and 2020, see "Item 5. Operating and Financial Review and Prospects―Operating Results―Significant Factors Affecting the Comparability of Our Results of Operations in the Periods under Review”.

Revenues (net sales and provided services) in 2021 totaled 39,277 million euros, decreasing in reported terms by 8.8% year on year, mainly as a result of the changes in the consolidation perimeter (-9.1 p.p.), in particular, the constitution of JV VMED O2 UK (and, therefore, the exclusion from our consolidation perimeter of the entities that comprised our former Telefónica United Kingdom segment from that date), the sale of the towers divisions of Telxius Group and the sale of Telefónica de Costa Rica; and to a lesser extent, the evolution of foreign exchange rates (-2.3 p.p.) and, in particular, the depreciation against the euro of the Brazilian real. In organic terms, revenues grew by 2.0%, mainly as a result of increased handset sales in all business areas and the growth in service revenues.

Other income mainly included gains on the sale of assets and, to a lesser extent, own work capitalized in our fixed assets. In 2021, other income totaled 12,673 million euros compared to 1,587 million euros in 2020. This increase was mainly attributable to the gains resulting from the sale of the European and Latin American towers divisions of Telxius Group (6,099 million euros), the establishment of JV VMED O2 UK (4,460 million euros), the sale of 60% of the shares in InfraCo, SpA (274 million euros), the sale of Telefónica de Costa Rica to Liberty Global (136 million euros) and the establishment of FiBrasil in Brazil (26 million euros). In organic terms, other income increased 18.8% y-o-y.

The total amount of supplies, personnel expenses and other expenses was 29,967 million euros in 2021, down 3.8% year-on-year in reported terms. This decrease was mainly attributable to the impact of changes in the scope of consolidation (-8.8 p.p.), changes in foreign exchange rates (-2.2 p.p.) and the impairment of goodwill and other assets in Telefónica Argentina in 2020, which exceeded the amount of the impairment in Telefónica Peru in 2021 (-1.6 p.p.), partially offset by the higher restructuring costs (+5.1 p.p.). In organic terms, the total amount of supplies, personnel expenses and other expenses increased by 3.2%. The year-on-year variation in organic terms was significantly affected by higher supply and personnel costs. The evolution of these expenses is explained in greater detail below:

•Supplies amounted to 12,258 million euros in 2021, down 5.8% year-on-year in reported terms, as a result mainly of changes in the scope of consolidation (-11.0 p.p.) and, to a lesser extent, the impact of changes in foreign exchange rates (-1.7 p.p.). In organic terms, supplies increased by 6.8% year-on-year, mainly due to higher TV content costs and higher costs related to IT sales in Telefónica Spain.
•Personnel expenses amounted to 6,733 million euros in 2021, up 27.5% year-on-year in reported terms mainly as a result of the higher restructuring costs (+30.2 p.p.), mainly related to the Individual Suspension

Plan in Spain, partially offset by the impact of changes in the scope of consolidation (-5.2 p.p.) and changes in foreign exchange rates (-2.2 p.p.). In organic terms, personnel expenses increased by 3.3% year-on-year, as a result of the increasing normalization of business activity, following the cost saving measures implemented in 2020 in response to the COVID-19 pandemic in practically all geographies.

The average headcount was 107,776 employees in 2021, down 4.8% compared to 2020, mainly as a result of the deconsolidation of the entities that comprised our former Telefónica United Kingdom segment in June 2021.
•Other expenses (principally external services and, to a significantly lesser extent, taxes other than income tax) amounted to 10,976 million euros in 2021, down 14.7% year-on-year in reported terms. This decrease was mainly attributable to the impact of changes in the scope of consolidation (-7.9 p.p.), the impairment of goodwill and other assets in Telefónica Argentina in 2020, which exceeded the amount of the impairment in Telefónica Peru in 2021 (-3.7 p.p.), the impact of foreign exchange rates (-2.7 p.p.) and the positive impact of the judicial decisions of the Brazilian Supreme Court recognizing the right to deduct the state tax on goods and services (ICMS) from the calculation of the basis of the Social Integration Program-PIS (Programa de Integração Social) and the Financing of Social Security- COFINS (Contribuição para Financiamiento da Seguridade Social) (-2.1 p.p.). In organic terms, other expenses decreased by 0.7% year-on-year due mainly to the saving measures carried out by the Group.

As a result of the foregoing, OIBDA totaled 21,983 million euros in 2021, compared with 13,498 million euros in 2020, significantly impacted by the gains from the transactions recorded in "Other income". In organic terms, OIBDA increased by 1.4% year-on-year.

Depreciation and amortization amounted to 8,397 million euros in 2021, decreasing by 10.3% compared to 2020 in reported terms mainly as a result of changes in the consolidation perimeter (-4.1 p.p.), mainly due to the recognition of the entities that comprised our former Telefónica United Kingdom segment as a disposal group held for sale in May 2020, the impact of foreign exchange rates (-2.6 p.p.) and the impact of the accelerated amortization related to the transformation of the operating model of Telefónica México, which affected 2020 to a greater extent (-2.5 p.p.). In organic terms, depreciation and amortization decreased by 0.5%.

Operating income (OI) in 2021 totaled 13,586 million euros, compared with 4,139 million euros in of 2020, significantly impacted by the gains recorded in “Other income” (+264.9 p.p.). To a much lesser extent, the year-on-year increase was explained by the impairment of goodwill and other assets in Telefónica Argentina in 2020, which exceeded the amount of the impairment in Telefónica Peru in 2021 (+11.5 p.p.), the judicial decisions of the Brazilian Supreme Court recognizing the right to deduct the state tax on goods and services (ICMS) from the calculation of the basis of the Social Integration Program-PIS (Programa de Integração Social) and the Financing of Social Security- COFINS (Contribuição para Financiamiento da Seguridade Social) (+6.4 p.p.) and the impact of the accelerated amortization related to the transformation of the operating model of Telefónica México, following the AT&T agreement in 2020 (+5.6 p.p.). The year-on-year increase was partially offset by the higher restructuring costs, which were mainly related to the Individual Suspension Plan in Spain in 2021, which totaled 1,382 million euros (-38.2 p.p.), changes in the consolidation perimeter (-21.6 p.p.), the provision for contingencies in Telefónica Brazil (-4.1 p.p.) and the foreign exchange rate effects (-3.0 p.p.). In organic terms, operating income increased by 5.6%, mainly as a result of increased handset sales in all business areas and the growth in service revenues.

The share of income (loss) of investments accounted for by the equity method for 2021 was a loss of 127 million euros, compared to income of 2 million euros in 2020, mainly due to the results of JV VMED O2 UK (which was established on June 1, 2021).
Net financial expense amounted to 1,364 million euros in 2021, decreasing by 194 million euros compared to 2020 due to the reduction of debt in European currencies (despite the increase in interest rates in Brazil and higher level of debt denominated in Brazilian reals) as well as other non-recurrent positive effects.

Corporate income tax amounted to 1,378 million euros in 2021, increasing from 2020 (626 million euros) due mainly to the accounting effect of the tax assessments resulting from the tax inspection in Spain (see “Item 8. Financial Information - Consolidated Financial Statements - Tax Proceedings - Inspections in the tax group in Spain”) , a decrease in deferred tax assets in Spain due to the restatement of their recoverability, provision in Peru due to unfavorable ruling by the Supreme Court (see “Item 8. Financial Information - Consolidated Financial

Statements - Tax Proceedings - Telefónica del Perú”) and adjustments for tax rates changes. The increase was partially offset by the provision recorded in Spain in connection with the Individual Suspension Plan and non-taxable interests in Brazil. A substantial portion of the capital gains obtained in 2021 were exempt from corporate tax.
As a result, profit for the year attributable to equity holders of the parent for 2021 was 8,137 million euros (1,582 million euros in 2020).
Profit attributable to non-controlling interests was 2,580 million euros in 2021(375 million euros in 2020) mainly as a result of profit attributable to non-controlling interests in Telxius, which completed the sale of the towers divisions in Europe and Latin America in 2021.
CapEx were 7,267 million euros in 2021, increasing 24.0% year on year in reported terms as a result of the spectrum purchase mainly in Telefónica Brazil (706 million euros), our former Telefónica United Kingdom segment (515 million euros in the first five months of 2021), Telefónica Spain (352 million euros) and Telefónica Chile (131 million euros). CapEx in 2020 was limited due to the COVID-19 pandemic.

OIBDA-CapEx was 14,716 million euros in 2021, compared to 7,637 million euros in 2020, increasing by 92.7% y-o-y in reported terms and decreasing by 4.4% in organic terms.

2021/2020 Segment results
TELEFÓNICA SPAIN
The table below shows the evolution of accesses in Telefónica Spain over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2020	2021	%Reported YoY
Fixed telephony accesses (1)	8,731.0	8,376.3	(4.1%)
Broadband	5,961.9	5,874.9	(1.5%)
FTTH	4,614.1	4,847.6	5.1%
Mobile accesses	18,977.8	18,484.6	(2.6%)
Prepay	888.1	752.5	(15.3%)
Contract	15,383.7	15,210.7	(1.1%)
IoT	2,706.0	2,521.5	(6.8%)
Pay TV	3,934.5	3,716.4	(5.5%)
Retail Accesses	37,615.1	36,460.9	(3.1%)
Wholesale Accesses	3,689.5	3,674.3	(0.4%)
FTTH Wholesale Accesses	2,599.8	2,982.0	14.7%
Total Accesses	41,304.6	40,135.2	(2.8%)
(1) Includes "fixed wireless" and Voice over IP accesses.

During 2021, a new Fusion portfolio that includes several devices (including 5G smartphones of different brands, Smart TVs, Tablets and laptops, among others) was launched, allowing customers to choose the device that best suits their needs depending on the Fusion package contracted.

With this new Fusion portfolio, and the increase in the connection speed of its customers to up to 1Gbps, Telefónica Spain has taken a new step to respond to customer demands.
The investment in the 5G mobile network made it possible to achieve 81% of population coverage as of December 31, 2021, and has allowed customers to access, regardless of their location, all fiction and sports contents. Throughout 2022, Telefonica will continue to expand and strengthen coverage to reach more population, which expansion is expected to be boosted by the recent award to Telefónica of one block of 2x10 MHz in the 700MHz auction.

Additionally, in 2021, Telefónica has continued to improve its offer proposals to strengthen its relationship with customers and reach new segments, some of which are described below:
•Movistar Prosegur Alarmas: the joint venture of Prosegur and Telefónica, offers, since September 2020, intelligent recognition and system automation services. These new functionalities are based on the incorporation of artificial intelligence in the home environment and are configured according to the specific needs of each user. As of December 31, 2021 the number of clients exceeded 350 thousand.

•Movistar Health: an online telemedicine service, reached nearly 60 thousand customers at December 31, 2021, following its launching in October 2020.

•Home Insurance: launch of home insurance with Telefónica Seguros, SANTALUCÍA and BBVA Allianz. The new insurance has several modalities in terms of the scope of coverage, and includes coverage of incidents such as water damage, fire, theft, legal protection, or handyman, among others. This new product can be contracted by anyone, whether they are Telefónica Spain customers or not.
•Gaming: Telefónica Spain and Microsoft have signed a strategic partnership whereby Telefónica Spain will offer Xbox Game Pass Ultimate (a gaming subscription service from Xbox) to its Movistar Fusión and Contrato Solo Móvil customers, for 12.99 € per month and 20 GB of extra mobile data on a Telefónica Spain mobile line of their choice.

•Movistar Música: a music streaming service with more than 50 million songs in its catalogue, without ads and including exclusive content of the artists. The service was first piloted in Latin America and comes with several subscription options. The streaming service is available both as a mobile and tablet app and also available on the Movistar Home device.
•Movistar Money: the consumer loan service for Telefónica Spain customers, already used by more than 3 million customers, updated its conditions, by incorporating new features, such as the possibility of requesting up to 5,000 euros (1,000 euros more) and the incorporation of payment protection insurance in the event of an unforeseen event.
Telefónica Spain had 40.1 million accesses as of December 31, 2021, a decline of 2.8% as compared to December 31, 2020, partly driven by a commercial policy focused on generating value and promoting higher market rationalization by reducing promotional activity, which had an impact on commercial activity.
The convergent offer (residential and SMEs) had a customer base of 4.6 million customers as of December 31, 2021, a decrease of 3.6% y-o-y.
Retail fixed accesses totaled 8.4 million and decreased 4.1% as compared to December 31, 2020, with a net loss of 355 thousand accesses in 2021.
Retail broadband accesses totaled 5.9 million (-1.5% y-o-y), with a net loss of 87 thousand accesses during 2021.
Retail fiber (FTTH) accesses reached 4.8 million customers (+5.1% as compared to December 31, 2020), representing 82.5% of total retail broadband customers (+5.1 p.p. y-o-y) with net adds of 234 thousand accesses in 2021. At December 31, 2021, fiber deployment reached 26.9 million premises, 1.7 million more than at December 31, 2020.
Total retail mobile accesses stood at 18.5 million as of December 31, 2021, a decrease of 2.6% as compared to December 31, 2020 as a result of a decrease in both mobile contract accesses (-1.1% y-o-y) and prepay accesses (-15.3% y-o-y).
Pay TV accesses reached 3.7 million at December 31, 2021, decreasing 5.5% year-on-year.
Wholesale accesses stood at 3.7 million at December 31, 2021, down 0.4% year-on-year, although wholesale fiber (FTTH) accesses (81.2% of total wholesale accesses at December 31, 2021 compared with 70.5% at December 31, 2020) were up 14.7% year-on-year.

The table below shows Telefónica Spain’s results over the past two years:

Millions of euros
TELEFÓNICA SPAIN	2020	2021	% Reported YoY	% Organic YoY (1)
Revenues	12,401	12,417	0.1%	0.1%
Mobile handset revenues	264	400	51.3%	51.3%
Revenues ex-mobile handset sales	12,137	12,017	(1.0%)	(1.0%)
Retail	9,906	9,699	(2.1%)	(2.1%)
Wholesale and Other	2,231	2,318	3.9%	3.9%
Other income	540	664	23.1%	23.1%
Supplies	(4,210)	(4,636)	10.1%	10.1%
Personnel expenses	(1,748)	(3,201)	83.1%	3.9%
Other expenses	(1,937)	(1,867)	(3.6%)	(4.4%)
OIBDA	5,046	3,377	(33.1%)	(5.3%)
Depreciation and amortization	(2,184)	(2,153)	(1.4%)	(1.4%)
Amortization of intangible assets, depreciation of property, plant and equipment	(1,892)	(1,807)	(4.5%)	(4.5%)
Amortization of rights of use	(292)	(346)	18.6%	18.6%
Operating income (OI)	2,862	1,224	(57.2%)	(8.3%)
CapEx	1,408	1,815	28.9%	3.9%
OIBDA-CapEx	3,638	1,562	(57.1%)	(8.9%)
Notes:
(1) See adjustments made to calculate organic variations below.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Spain, we have made the following adjustments in order to calculate 2021/2020 variations in organic terms:
•Optimization of the distribution network: organic variations exclude the impact of the provisions recorded in Telefónica Spain totaling 44 million euros in 2021 in connection with the restructuring of the distribution channels (29 million euros in 2020).

•Restructuring costs: we have excluded the impact of (i) in 2021, restructuring costs totaling 1,382 million euros that were mainly related to the Individual Suspension Plan; and (ii) in 2020 2 million euros due to the reversal of a provision recorded in 2019 in connection with restructuring costs.

•Spectrum acquisition: we have excluded the impact of spectrum acquisitions from CapEx, which totaled 352 million euros in 2021. During 2020, no spectrum acquisitions were made.

The table below shows 2021/2020 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA SPAIN 2021	% Reported YoY	% Organic YoY	Optimization Distribution Network	Restructuring costs	Spectrum acquisition
Revenues	0.1%	0.1%	—	—	—
Other income	23.1%	23.1%	—	—	—
Supplies	10.1%	10.1%	—	—	—
Personnel expenses	83.1%	3.9%	—	79.2	—
Other expenses	(3.6%)	(4.4%)	0.7	—	—
OIBDA	(33.1%)	(5.3%)	(0.3)	(27.4)	—
Depreciation and amortization	(1.4%)	(1.4%)	—	—	—
Operating income (OI)	(57.2%)	(8.3%)	(0.5)	(48.4)	—
CapEx	28.9%	3.9%	—	—	25.0
OIBDA-CapEx	(57.1%)	(8.9%)	(0.4)	(38.0)	(9.7)
Analysis of results
Revenues in 2021 amounted to 12,417 million euros, growing 0.1% y-o-y in reported terms. This stable trend was supported by handset revenues due to the launching of the new Fusion portfolio, as the new portfolio includes several devices as part of the packages (including 5G smartphones of different brands, Smart TVs, tablets and laptops, among others). The evolution of revenues excluding mobile handset sales is described below:

•Retail revenues totaled 9,699 million euros in 2021, decreasing by 2.1% year-on-year in reported terms, due in part to the customer base decline and convergent customer value mix erosion (mainly due to the worsening of economic conditions as a result of the COVID-19 pandemic), partially offset by higher IT revenues due to the higher demand for digitalization projects in the B2B segment.

•Wholesale and other revenues totaled 2,318 million euros in 2021, increasing by 3.9% year-on-year in reported terms, due, among others, to a recovery in roaming-in revenues.

OIBDA reached 3,377 million euros in 2021, a year-on-year decrease of 33.1% in reported terms and 5.3% year-on-year in organic terms.

Depreciation and amortization amounted to 2,153 million euros in 2021, decreasing by 1.4% year-on-year in both reported and organic terms, mainly as a result of an acceleration of the decommissioning of central offices and the change in the depreciation period of radio-links.

Operating income amounted to 1,224 million euros in 2021, a year-on-year decrease of 57.2% in reported terms. The year-on-year decrease was mainly driven by the restructuring costs provision (-48.4 p.p.) in 2021. In organic terms, operating income showed a decrease of 8.3% year-on-year, mainly as a result of the lower service revenues and the impact of the higher energy costs for most of the year.

TELEFÓNICA UNITED KINGDOM
Our former Telefónica United Kingdom segment was replaced by our new VMED O2 UK segment on June 1, 2021, upon the establishment of JV VMED O2 UK, the joint venture between Telefónica and Liberty Global. Since it is not practicable to restate the Group’s historical segment financial information to reflect this change, the 2021-2020 period-on-period discussions included below focus on the results of our former Telefónica United Kingdom segment (which, for purposes of 2021, consists of the results obtained in the first five months of the year, until the establishment of JV VMED O2 UK and the elimination of this segment). For additional information, see “―History and Development of the Company―Business areas”, "Item 5. Operating and Financial Review and Prospects―Operating Results―Significant Factors Affecting the Comparability of Our Results of Operations in the Periods under Review”, and "Item 10. Additional Information-Material Contracts-Creation of 50:50 joint venture with Liberty Global for the combination of both groups' businesses in the United Kingdom".

This section does not discuss the evolution of Telefónica United Kingdom’s accesses in 2020 and 2021. Accesses of JV VMED O2 UK as of December 31, 2021 are shown in the next section: “VMED O2 UK".
The table below shows the evolution of Telefónica United Kingdom's results over the past two years:

Millions of euros
TELEFÓNICA UNITED KINGDOM	2020	2021 (1)	% Reported YoY	% Organic YoY (2)

Revenues	6,708	2,628	(60.8%)	(7.0%)
Mobile Business	6,476	2,532	(60.9%)	(7.2%)
Handset revenues	1,816	642	(64.7%)	(9.8%)
Fixed Business	232	96	(58.9%)	(1.2%)
Other income	178	73	(59.1%)	(1.9%)
Supplies	(2,456)	(910)	(62.9%)	(9.3%)
Personnel expenses	(459)	(205)	(55.4%)	4.9%
Other expenses	(1,907)	(667)	(65.0%)	(23.2%)
OIBDA	2,064	919	(55.5%)	10.0%
Depreciation and amortization	(389)	—	(99.9%)	(1.1%)
Amortization of intangible assets, depreciation of property, plant and equipment	(322)	—	(99.9%)	(1.5%)
Amortization of rights of use	(67)	—	(100.0%)	1.2%
Operating income (OI)	1,675	919	(45.1%)	26.2%
CapEx	913	933	2.2%	24.1%
OIBDA-CapEx	1,151	(14)	c.s.	c.s.
Notes:
(1) As stated above, this includes the results of our former Telefónica United Kingdom segment until its elimination on June 1, 2021 (i.e., this shows the results obtained by this segment in the first five months of the year). This significantly affects the comparability of 2021 and 2020 results for this segment.
(2) See adjustments made to calculate organic variations below.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica United Kingdom, we have made the following adjustments in order to calculate 2021/2020 variations in organic terms:
•Foreign exchange rate effect: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year. In particular, we have used the average foreign exchange rate from January to May 2020 for both years.

•Changes in the scope of consolidation: we have excluded the impact of the deconsolidation of the entities that comprised our former Telefónica United Kingdom segment since June 1, 2021. To make amounts comparable, in 2020 we have excluded the results of the entities that comprised our former Telefónica United Kingdom segment for the period from June 1 to December 31, 2020.
•Spectrum acquisitions: we have excluded the impact of spectrum acquisitions on CapEx in the first five months of 2021, amounting to 515 million euros. In 2020, there were no spectrum acquisitions.
The table below shows 2021/2020 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA UNITED KINGDOM 2021	% Reported YoY	% Organic YoY	Exchange rate effect	Perimeter changes	Spectrum acquisition
Revenues	(60.8%)	(7.0%)	(0.0)	(57.8)	—
Other income	(59.1%)	(1.9%)	(0.0)	(58.2)	—
Supplies	(62.9%)	(9.3%)	(0.0)	(59.1)	—
Personnel expenses	(55.4%)	4.9%	—	(57.4)	—
Other expenses	(65.0%)	(23.2%)	(0.0)	(54.5)	—
OIBDA	(55.5%)	10.0%	0.0	(59.5)	—
Depreciation and amortization	(99.9%)	(1.1%)	—	(98.5)	—
Operating income (OI)	(45.1%)	26.2%	(0.1)	(50.4)	—
CapEx	2.2%	24.1%	(0.1)	(63.1)	56.5
OIBDA-CapEx	(100.0%)	0.5%	0.0	(56.6)	(44.8)
Analysis of results
Total revenues in 2021 amounted to 2,628 million euros, decreasing by 60.8% year-on-year in reported terms due to the change in the scope of consolidation (-57.8 p.p.) Excluding this impact, total revenues decreased by 7.0% driven by the new lockdown in the United Kingdom (from January to April 2021) and the change in the distribution model as a consequence of the end of the contract with Dixons Carphone in March 31, 2020, which resulted in changes in the mobile revenues allocation.

•Mobile business revenues reached 2,532 million euros in 2021, decreasing by 60.9% in reported terms due to the change in the scope of consolidation (-57.8 p.p.). Excluding this impact, mobile business revenues decreased by 7.2% as a result of the lower handset sales due the new lockdown in the United Kingdom, which resulted in the closing of commercial shops in the first half of 2021, lower roaming revenues due to the travel-related restrictions implemented in connection with the COVID-19 pandemic and the change in the distribution model as a consequence of the end of the contract with Dixons Carphone in March 31, 2020.

OIBDA totaled 919 million euros in 2021, decreasing by 55.5% in reported terms. In organic terms, OIBDA increased +10.0% year-on-year.
Operating income amounted to 919 million euros in 2021, decreasing 45.1% in reported terms, due to the impact of the change in the scope of consolidation (-50.4 p.p.) and, to a much lesser extent, the exchange rate effect (-0.1 p.p.). Excluding these impacts, the operating income year-on-year increased 26.2% thanks to a strict control of costs, as well as the positive impact of the change in the distribution model on expenses, which resulted in a decrease in the commissions paid by Telefónica United Kingdom.

VMED O2 UK
After receiving the final approval from the Competition & Markets Authority (CMA), the joint venture between Liberty Global and Telefónica was established on June 1, 2021, and our former Telefónica United Kingdom segment was replaced by our new VMED O2 UK segment. In addition, Telefónica ceased to fully consolidate the results of the entities that comprised our former Telefónica United Kingdom segment in its consolidated financial statements and started to account for the JV VMED O2 UK results under the equity method. Therefore, since June 1, 2021, for purposes of the Group’s consolidated results, the results of JV VMED O2 UK are reflected under a single heading of the consolidated income statement, “Share of income of investments accounted for by the equity method”. However, the VMED O2 UK segment information included below is presented under management criteria, and shows 100% of the VMED O2 UK results. The VMED O2 UK segment information included below refers to the period from June 1 to December 31, 2021. For additional information, see “―History and Development of the Company―Business areas”, "Item 5. Operating and Financial Review and Prospects―Operating Results―Significant Factors Affecting the Comparability of Our Results of Operations in the Periods under Review”, and "Item 10. Additional Information-Material Contracts-Creation of 50:50 joint venture with Liberty Global for the combination of both groups' businesses in the United Kingdom".

In its first seven months of activity, JV VMED O2 UK maintained its commercial focus, resulting in a solid operating performance.

In October, JV VMED O2 UK launched its first consumer and SoHo (Small office/Home office) converged product called “Volt”, for new and existing customers, taking advantage of its joint capabilities by combining the power of Virgin Media’s gigabit broadband with O2’s mobile network for the first time.

JV VMED O2 UK continues to invest in the future and remains committed to its mission to upgrade United Kingdom connectivity: it reached 15.6 million premises in its gigabit roll-out and remains on-track for completion of the gigabit upgrade to give it the largest and fastest broadband network in the UK and continued the velocity gigabit upgrade.

Project Lightning (a fixed network expansion project launched in 2015) covered 336 thousand premises in 2021, taking the cumulative build to 2.7 million. Additionally, JV VMED O2 UK continued network expansion and 5G coverage, which is live in 300 towns and cities, and confirmed its coverage target of 50% of the UK population in 2023.

In line with its commitment to realizing the benefits of digitization, JV VMED O2 UK also launched new AI technology to improve customer experiences in stores, created the first ever National Databank in the UK, providing free mobile data to tackle data poverty, and launched the free online Net Zero Hub to help small businesses reach net zero emissions.

The table below shows, as of December 31, 2021, the accesses of JV VMED O2 UK and, as of December 31, 2020, the aggregated accesses of our former Telefónica United Kingdom segment and Virgin Media:

ACCESSES
Thousands of accesses	2020	2021	% Reported YoY
Broadband	5,449.5	5,626.7	3.3%
UBB	5,420.3	5,596.8	3.3%
Mobile accesses	30,336.6	32,276.8	6.4%
Prepay	8,251.8	8,119.1	(1.6%)
Contract	15,594.2	15,938.1	2.2%
IoT	6,490.6	8,219.7	26.6%
Retail Accesses	44,067.7	46,021.1	4.4%
Wholesale Accesses	9,210.9	9,966.6	8.2%
Total Accesses	53,278.6	55,987.8	5.1%

The total accesses base grew 5.1% year-on-year and stood at 56.0 million at December 31, 2021, mainly driven by a 6.4% increase in the mobile accesses base, which reached 32.3 million.

The contract mobile customer base grew 2.2% year-on-year and reached 15.9 million accesses adding 344 thousand new accesses to the base as a result of the increasing normalization of commercial activity as COVID-19 restrictions progressively eased.

The prepay mobile customer base decreased 1.6% year-on-year and reached 8.1 million accesses losing 133 thousand accesses in 2021.

IoT mobile customer base grew 26.6% year-on-year and reached 8.2 million accesses as the Smart Metering Programme (one of the largest IoT projects in the world) roll out regained pace.

Fixed broadband base grew 3.3% year-on-year and reached 5.6 million accesses adding 177 thousand new accesses to the base in 2021 reflecting continued demand for faster broadband speeds.

The table below shows VMED O2 UK’s results from June 1 to December 31, 2021:

June 1 to December 31, 2021
Million euros	VMED O2 UK
Revenues	7,223
Other operating income	290
Operating expenses	(5,063)
OIBDA	2,450
Amortizations	(2,395)
Operating income	55
Financial income	27
Financial expenses	(504)
Exchanges differences	122
Result before taxation	(300)
Taxes	65
Result for the period	(235)
50% attributable to Telefónica Group	(117)
Share-based compensation	14
Share of (loss) income of investments accounted for by the equity method	(103)

Analysis of results
Total revenues amounted to 7,223 million euros for the period from June 1 to December 31, 2021, reflecting the combination of the fixed and mobile products and services brought together for United Kingdom customers by Telefónica United Kingdom and Virgin Media.

OIBDA totaled 2,450 million euros for the period from June 1 to December 31, 2021 and was adversely impacted by the restructuring and other integration costs.

Depreciation and amortization totaled 2,395 million euros for the period from June 1 to December 31, 2021.

Operating income totaled 55 million euros for the period from June 1 to December 31, 2021.

TELEFÓNICA GERMANY
The table below shows the evolution of accesses in Telefónica Germany over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2020	2021	%Reported YoY
Fixed telephony accesses (1)	2,180.2	2,179.6	0.0%
Broadband	2,261.1	2,262.3	0.1%
UBB	1,797.8	1,856.8	3.3%
Mobile accesses	44,274.8	45,693.6	3.2%
Prepay	19,283.3	18,973.0	(1.6%)
Contract	23,581.3	25,107.8	6.5%
IoT	1,410.1	1,612.8	14.4%
Retail Accesses	48,804.7	50,219.3	2.9%
Total Accesses	48,804.7	50,219.3	2.9%
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.

In 2021, Telefónica Germany benefited from strong commercial traction on the back of ongoing core business momentum and high customer demand for the O2 Free portfolio. This commercial momentum was leveraged on network parity as evidenced by the reconfirmation of Telefonica Germany’s ‘very good’ rating in the most relevant network test of "Connect magazine" and historic low levels of churn. As a result, Telefonica Germany delivered good financial momentum throughout 2021, posting the highest levels of revenues and OIBDA in the company’s history.

Telefónica Germany’s key milestones in 2021 were as follows:
•In May 2021, the company and 1&1 agreed upon the long-term stipulations of their future cooperation in a National Roaming Agreement (NRA). As part of this, certain ongoing price reviews initiated by 1&1 will no longer be pursued, and Telefónica Germany has secured valuable long-term revenue streams.

•The 5G network reached 30% of the German population with all available 5G frequencies at the end of 2021.

•At the same time, the company completed its 3G switch-off in 2021 and improved the energy efficiency ratio of its O2 network by 78% compared to 2015 based on its energy consumption per data volume (GWh/PB).

The total access base grew 2.9% year-on-year and stood at 50.2 million at December 31, 2021, mainly driven by a 3.2% increase in the mobile accesses base, which reached 45.7 million.

The contract mobile customer base grew 6.5% year-on-year and reached 25.1 million accesses, increasing the share over the total mobile accesses base to 54.9%. Net adds reached 1.5 million accesses, driven by the sustained customer demand for the O2 Free portfolio and a solid contribution from partner brands. Churn remained at a historic low.
The prepay mobile customer base decreased 1.6% year-on-year to 19.0 million accesses. Reflecting the unchanged market trend of prepaid to postpaid migration, the prepay segment posted a net loss of 310 thousand customers in 2021.

The broadband accesses reached 2.3 million accesses (up 0.1% y-o-y), with a net add of 1.2 thousand accesses in 2021, in a market focused on high-speed fixed connectivity.

The table below shows the evolution of Telefónica Germany’s results over the past two years:

Millions of euros
TELEFÓNICA GERMANY	2020	2021	% Reported YoY	% Organic YoY (1)
Revenues	7,532	7,765	3.1%	3.1%
Mobile Business	6,730	6,942	3.2%	3.2%
Handset revenues	1,423	1,450	1.9%	1.9%
Fixed Business	785	814	3.6%	3.6%
Other income	136	140	3.0%	5.8%
Supplies	(2,435)	(2,403)	(1.3%)	(1.3%)
Personnel expenses	(611)	(585)	(4.2%)	(1.0%)
Other expenses	(2,313)	(2,493)	7.8%	8.0%
OIBDA	2,309	2,424	5.0%	4.0%
Depreciation and amortization	(2,394)	(2,394)	0.0%	0.0%
Amortization of intangible assets, depreciation of property, plant and equipment	(1,862)	(1,809)	(2.8%)	(2.8%)
Amortization of rights of use	(532)	(585)	10.1%	10.1%
Operating income (loss)	(85)	30	c.s.	c.s.
CapEx	1,094	1,284	17.3%	17.3%
OIBDA-CapEx	1,215	1,140	(6.1)	(7.5%)
Notes:
(1) See adjustments made to calculate organic variations below.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Germany, we have made the following adjustments in order to calculate 2021/2020 variations in organic terms:
•Restructuring costs: we have excluded the impact of restructuring costs associated with simplification processes implemented in Telefónica Germany. Restructuring costs totaled 22 million euros and 37 million euros in 2021 and 2020, respectively.
•Spectrum sales: the organic variations exclude the gains on spectrum sales in 2020 (-5 million euros in OIBDA).

The table below shows 2021/2020 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA GERMANY 2021	%Reported YoY	%Organic YoY	Restructuring costs	Spectrum sale
Revenues	3.1%	3.1%	—	—
Other income	3.0%	5.8%	—	(2.6)
Supplies	(1.3%)	(1.3%)	—	—
Personnel expenses	(4.2%)	(1.0%)	(3.3)	—
Other expenses	7.8%	8.0%	0.2	(0.4)
OIBDA	5.0%	4.0%	0.7	0.2
Depreciation and amortization	0.0%	0.0%	—	—
Operating income ( loss)	(135.8%)	(135.8%)	(18.0)	(6.4)
CapEx	17.3%	17.3%	—	—
OIBDA-CapEx	(6.1)	(7.5%)	1.3	0.4

Analysis of results
Total revenues were 7,765 million euros in 2021, with a year-on-year increase of 3.1%, driven by the increase in revenues in both the mobile business and the fixed business.

•Mobile business revenues totaled 6,942 million euros, increasing 3.2% y-o-y in reported terms. This positive trend reflects strong trading momentum and the success of the O2 brand.
•Handset revenues amounted to 1,450 million euros, increasing 1.9% y-o-y in reported terms due to the continued strong demand for high value handsets.

•Fixed business revenues were 814 million euros, increasing by 3.6% y-o-y in reported terms due to the particularly strong customer base growth and higher share of VDSL customers.

Mobile ARPU was 10.0 euros (1.1% y-o-y) due to the 4.0% y-o-y increase in prepay ARPU, while contract ARPU decreased by 1.3% y-o-y. Data ARPU was 6.1 euros (+3.6% y-o-y), fueled by the successful O2 Free portfolio.

TELEFÓNICA GERMANY	2020	2021	% Reported YoY
ARPU (EUR)	9.9	10.0	1.1%
Prepay	6.1	6.3	4.0%
Contract (1)	13.6	13.5	(1.3%)
Data ARPU (EUR)	5.9	6.1	3.6%
(1) Excludes IoT.

OIBDA totaled 2,424 million euros in 2021, growing by 5.0% y-o-y in reported terms. In organic terms, OIBDA increased by 4.0% year-on-year.

Depreciation and amortization amounted to 2,394 million euros in 2021, staying flat (0.0%) year-on-year as the positive effect from the end of the useful life of the UMTS (Universal Mobile Telephone System) licenses in 2020 was offset by the completion in 2021 of the 3G switch-off, further network modernization and higher rights of use asset amortization.

Operating income totaled 30 million euros in 2021, compared to an operating loss of 85 million euros in 2020. In organic terms, the year-on-year comparison was positively impacted by the improvement in revenues and the continued measures in cost management and generation of efficiencies.

TELEFÓNICA BRAZIL
The table below shows the evolution of accesses in Telefónica Brazil over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2020	2021	%Reported YoY
Fixed telephony accesses (1)	8,994.8	7,506.5	(16.5%)
Broadband	6,315.0	6,262.0	(0.8%)
UBB	5,084.2	5,535.3	8.9%
FTTH	3,377.7	4,608.7	36.4%
Mobile accesses	78,523.7	83,912.3	6.9%
Prepay	33,662.5	34,287.3	1.9%
Contract	34,418.2	37,166.7	8.0%
IoT	10,443.0	12,458.3	19.3%
Pay TV	1,247.7	1,114.8	(10.6%)
IPTV	890.8	916.8	2.9%
Retail Accesses	95,145.0	98,853.2	3.9%
Total Accesses	95,157.9	98,854.2	3.9%
(1) Includes "fixed wireless" and Voice over IP accesses.

In 2021, Telefónica Brazil maintained its leadership in the higher mobile value segments (37.0% market share as of December 31, 2021, source: ANATEL), which has allowed the operator to grow mobile service revenues (in local currency) and mitigate the impact of the COVID-19 pandemic restrictions. In the fixed business, Telefónica Brazil continued to focus on the implementation of strategic technologies, such as fiber, which allows capturing valuable customers, also providing access to IPTV (Internet Protocol TV) which encourages the demand for convergent offers, partially compensating the fall in the fixed traditional business since September.
Telefónica Brazil reached 98.9 million accesses as of December 2021, 3.9% higher than December, 2020 due to the sustained growth in the mobile business, both postpaid and prepaid, FTTH and, to a lesser extent IPTV, which offset the decline in the fixed voice business due to the continuous migration from fixed to mobile, encouraged by unlimited voice offers in the market, the contraction of the lower-value fixed broadband customer base; and the loss of DTH customers as a result of the company’s strategic decision to discontinue legacy technologies.

In the mobile business, Telefónica Brazil maintained its leadership in terms of total accesses, with an access market share of 33.1% as of December 31, 2021 (source: ANATEL) growing both in terms of contract customers (+8.0% year-on-year) and prepaid customers (+1.9% year-on-year). Telefónica Brazil's strategy continues to be focused on strengthening the high-value customer base, reaching a 37.0% contract market share as of December 31, 2021 (source: ANATEL). Contract commercial offers are focused on Vivo SELFIE and have data plans, with extra data allowances subject to subscription to digital invoicing and a 10 GB portability bonus for one year. In addition, customers may access the OTT services of their choice (for example, Disney+, Netflix, Spotify, Globopal, Amazon Prime and Premiere, among others). The Vivo Travel roaming service for voice and data is maintained in a selection of countries of America and Europe, and the rest of the world, depending on the plan. For higher-value customers, Family plans have a greater number of available apps and include one to four free extra members depending on the contracted plan. Additionally, they have Vivo Easy, with flexible plans ranging from 1GB to 100GB and allowing customers to tailor their plans according to their needs. WhatsApp and unlimited calls and SMS are included. In the prepaid segment, Telefónica Brazil offers VIVO PreTurbo, which includes WhatsApp and unlimited minutes and allows customers to share data with friends. All of this is supported by the interaction with our customers through the AURA virtual assistant in the Meu VIVO application, transforming the service channels to improve the user experience.

Fixed telephony accesses decreased 16.5% year-on-year due to fixed-mobile substitution.

In the broadband business, Telefónica Brazil maintained its strategic focus on the deployment of fiber, reaching 27.5 million real estate units passed with FTTx access as of December 31, 2021, of which 19.6 million correspond to FTTH. Additionally, it continued to develop alternative deployment models to accelerate the expansion of fiber with lower CapEx and a reduced time to market. Telefónica Brazil exceeded 5.5 million connected homes with FTTx, of which 4.6 million homes connected with FTTH as of December 31, 2021, increasing 8.9% and 36.4% year-on-year respectively. This growth offset in part the drop in other broadband accesses, such as ADSL, placing retail broadband accesses at 6.3 million as of December 31, 2021, decreasing by 0.8% year-on-year.

Pay TV customers stood at 1.1 million as of December 31, 2021, decreasing 10.6% year-on-year due to a more selective commercial activity based on value acquisition and the strategic decision to discontinue the DTH service, whose customer base decreased 44.5% year-on-year. This base contraction was partially offset by the 2.9% growth in IPTV accesses. IPTV clients represented 82.2% of the total Pay TV accesses as of December 31, 2021.

The table below shows the evolution of Telefónica Brazil’s results over the past two years:

Millions of euros
TELEFÓNICA BRAZIL	2020	2021	% Reported YoY	% Organic YoY (1)
Revenues	7,422	6,910	(6.9%)	2.1%
Mobile Business	4,891	4,610	(5.7%)	3.4%
Handset revenues	426	415	(2.5%)	6.9%
Fixed Business	2,531	2,300	(9.1%)	(0.3%)
Other income	325	474	45.5%	29.2%
Supplies	(1,252)	(1,216)	(2.9%)	6.5%
Personnel expenses	(792)	(799)	0.9%	10.6%
Other expenses	(2,515)	(2,231)	(11.3%)	1.1%
OIBDA	3,188	3,138	(1.6%)	1.8%
Depreciation and amortization	(1,965)	(1,918)	(2.4%)	7.0%
Amortization of intangible assets, depreciation of property, plant and equipment	(1,581)	(1,488)	(5.9%)	3.2%
Amortization of rights of use	(384)	(430)	11.9%	22.7%
Operating income	1,223	1,220	(0.2%)	(6.6%)
CapEx	1,372	2,069	50.8%	11.5%
OIBDA-CapEx	1,816	1,069	(41.1%)	(5.3%)
Notes:
(1) See adjustments made to calculate organic variations below.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Brazil, we have made the following adjustments in order to calculate 2021/2020 variations in organic terms:
•Foreign exchange rate effect: we have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates year-on-year. In particular, we have used the average foreign exchange rate of 2020 for both years.

•Judicial decision PIS/COFINS: we have excluded the positive impact of the judicial decisions of the Brazilian Supreme Court recognizing the right to deduct the state tax on goods and services (ICMS) from the calculation of the basis of the Social Integration Program-PIS (Programa de Integraçao Social) and the Financing of Social Security- COFINS (Contribução para Financiamiento da Seguridades Social) amounting to 243 million euros with an impact on OIBDA.
•Contingencies: we excluded the impact of the provision of certain contingencies in Telefónica Brazil amounting to 154 million euros with a negative impact on OIBDA.
•Spectrum acquisition: we have excluded the impact of spectrum acquisitions on CapEx, amounting to 706 million euros in 2021 (32 million euros in 2020).
•Gains or losses on the sale of companies: the gain resulting from the establishment of FiBrasil of 90 million euros was excluded to calculate organic variations.
The table below shows 2021/2020 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA BRAZIL 2021	% Reported YoY	% Organic YoY	Exchange rate effect	Judicial decision PIS/COFINS	Contingencies	Spectrum acquisition	Capital gains/losses on sale of companies
Revenues	(6.9%)	2.1%	(9.0)	—	—	—	—
Other income	45.5%	29.2%	(11.4)	—	—	—	27.7
Supplies	(2.9%)	6.5%	(9.4)	—	—	—	—
Personnel expenses	0.9%	10.6%	(9.7)	—	—	—	—
Other expenses	(11.3%)	1.1%	(8.6)	(10.6)	6.7	—	—
OIBDA	(1.6%)	1.8%	(9.2)	8.4	(5.3)	—	2.8
Depreciation and amortization	(2.4%)	7.0%	(9.4)	—	—	—	—
Operating income (OI)	(0.2%)	(6.6%)	(8.9)	21.8	(13.8)	—	7.4
CapEx	50.8%	11.5%	(14.6)	—	—	54.1	—
OIBDA-CapEx	(41.1%)	(5.3%)	(5.2)	14.7	(9.3)	(40.9)	5.0
Analysis of results
In 2021, revenues totaled 6,910 million euros, down 6.9% in reported terms, mainly due to the depreciation of the Brazilian real (impacting the evolution by -9.0 p.p.). In organic terms, the year-on-year growth was 2.1%, mainly due to service revenues driven by the mobile business and by businesses associated with new technologies (FTTH, IPTV and Digital Services) and the sale of handsets, which offset the erosion of revenues associated with voice and traditional accesses.

•Mobile business revenues totaled 4,610 million euros in 2021, down 5.7% in reported terms due mainly to the depreciation of the Brazilian real (impacting the evolution by -9.1 p.p.). Excluding this impact, revenues from the mobile business increased by 3.4%. Service revenues grew 3.0% driven by growth in the customer base, and the greater weight of contract customers in the mix, whose consumption is oriented to the use of data and other services over connectivity. Handsets sales grew by 6.9% in organic terms, despite the temporary closing of stores due to the COVID-19 pandemic, an effect that was offset by higher sales in digital channels.

•Fixed business revenues totaled 2,300 million euros in 2021, decreasing by 9.1% in reported terms due mainly to the impact of the depreciation of the Brazilian real (impacting the evolution by -8.8 p.p.). Excluding this effect, fixed telephony revenues decreased by 0.3% mainly as a result of the decrease of the voice traffic due to the mobile to fixed substitution. This decrease was partially offset by the increase in broadband revenues (+7.2% year-on-year in local currency), supported by the growth in fiber revenues, driven by the growth in the customer base.

Mobile ARPU decreased by 12.3% year-on-year in reported terms due mainly to the depreciation of the Brazilian real. In local currency, mobile ARPU decreased by 3.9% as a result of the fact that postpaid customer base growth was mainly in entry level rates; and due to the reduction in government aids that affected top ups.

TELEFÓNICA BRAZIL	2020	2021	% Reported YoY	%Local Currency YoY
ARPU (EUR)	4.7	4.2	(12.3%)	(3.9%)
Prepay	2.2	2.0	(12.2%)	(3.7%)
Contract (1)	8.4	7.4	(12.3%)	(3.8%)
Data ARPU (EUR)	3.7	3.1	(15.5%)	(6.6%)
(1) Excludes IoT.

OIBDA was 3,138 million euros in 2021, decreasing 1.6% in reported terms. In organic terms, OIBDA increased by 1.8% year-on-year.
Depreciation and amortization amounted to 1,918 million euros in 2021, decreasing 2.4% in reported terms affected by the depreciation of the Brazilian real (-9.4 p.p.). In organic terms, there was a +7.0% y-o-y increase due to higher investments.

Operating income amounted to 1,220 million euros in 2021, decreasing 0.2% in reported terms affected by the provision for contingencies (-13.8 p.p.) and the depreciation of the Brazilian real (-8.9 p.p.), partially offset by the positive impact of the judicial decisions of the Brazilian Supreme Court recognizing the right to deduct the state tax on goods and services (ICMS) from the calculation of the basis of the Social Integration Program-PIS (Programa de Integração Social) and the Financing of Social Security- COFINS (Contribuição para Financiamiento da Seguridade Social) (+21.8 p.p.) and the gain from the establishment of FiBrasil (+7.4 p.p.). In organic terms, operating income year-on-year decreased 6.6% due to the higher depreciation and amortization expense.

TELEFÓNICA HISPAM
The table below shows the evolution of accesses in Telefónica Hispam over the past two years as of December 31 of such years:

ACCESSES
Thousands of accesses	2020	2021	% Reported YoY
Fixed telephony accesses (1)	7,835.0	7,034.1	(10.2%)
Broadband	5,447.3	5,756.9	5.7%
UBB	3,695.0	4,432.2	20.0%
FTTH	3,417.6	4,259.0	24.6%
Mobile accesses	92,204.5	94,612.6	2.6%
Prepay	66,206.7	66,075.3	(0.2%)
Contract	22,000.2	23,799.6	8.2%
IoT	3,997.6	4,737.6	18.5%
Pay TV	2,856.8	2,905.3	1.7%
IPTV	577.7	913.2	58.1%
Retail Accesses	108,488.6	110,395.5	1.8%
Total Accesses	108,509.1	110,414.7	1.8%
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.

Telefónica Hispam's total accesses amounted to 110.4 million as of December 31, 2021 (+1.8% year-on-year), as a result of the increase in mobile and FFTH accesses.

Mobile accesses amounted to 94.6 million, increasing by 2.6% y-o-y mainly due to the higher post-pay customer base.

•Contract accesses increased by 8.2% year-on-year due to the increase in accesses in Chile (+15.0%), Colombia (14.2%) and Peru (+13.7%), partially offset by the decrease in Venezuela (-8.9%). This strong evolution was mainly driven by the commercial activity recovery and the attractive commercial offers.

•Prepay accesses decreased by 0.2% year-on-year, with a net loss of 131 thousand accesses at December 31, 2021. The year-on-year accesses evolution was greatly impacted by the loss of accesses in Mexico (-2.2 million accesses) as a result of the disconnection of accesses with no top-up activity and the 2G technology shutdown in Mexico, with no impact on revenues. In addition, accesses in Chile decreased by -355 thousand. The year-on-year decrease was partially offset by the increase in accesses in Colombia (+1.9 million accesses), Peru (+597 thousand accesses), Argentina (+533 thousand accesses) and Ecuador (+535 thousand accesses).

Fixed accesses stood at 7.0 million as of December 31, 2021 (-10.2% year-on-year) with a net loss of 801 thousand accesses due to the continued erosion of the traditional fixed business; however, accesses mix improved (higher weight of high value accesses, mainly broadband).
Fixed broadband accesses amounted to 5.8 million as of December 31, 2021 (+5.7% year-on-year). The penetration of FBB accesses over fixed accesses stood at 81.8% (+12.3 p.p. y-o-y), as a result of the focus on Ultra Broadband (UBB) deployment in the region reaching 4.4 million connected accesses (+20% y-o-y) and 14.5 million premises. The penetration of UBB accesses over fixed broadband accesses stood at 77.0% (+9.2 p.p. y-o-y).

Pay TV accesses stood at 2.9 million as of December 31, 2021, with an increase of +1.7% y-o-y as a result of the net adds of 48 thousand customers, mainly as a result of the increase in IPTV accesses (+336 thousand accesses), in which the Company is placing strategic focus, offset in part by the lower Direct-To-Home (DTH) technology accesses (-266 thousand accesses) due to the change in commercial strategy, and the lower cable access base (-21 thousand accesses).
The table below shows the evolution of Telefónica Hispam's results over the past two years:

Millions of euros
TELEFÓNICA HISPAM	2020	2021	% Reported YoY	% Organic YoY (1)
Revenues	7,922	8,362	5.5%	5.1%
Mobile Business	5,070	5,444	7.4%	5.4%
Handset revenues	1,111	1,398	25.8%	18.8%
Fixed Business	2,836	2,907	2.5%	5.1%
Other income	253	582	130.3%	(28.3%)
Supplies	(2,466)	(2,856)	15.8%	15.0%
Personnel expenses	(999)	(1,174)	17.6%	(4.5%)
Other expenses	(3,720)	(3,196)	(14.1%)	(1.9%)
OIBDA	990	1,718	73.5%	3.4%
Depreciation and amortization	(2,274)	(1,873)	(17.6%)	(5.4%)
Amortization of intangible assets, depreciation of property, plant and equipment	(1,826)	(1,451)	(20.5%)	(9.0%)
Amortization of rights of use	(448)	(422)	(5.9%)	11.7%
Operating loss	(1,284)	(155)	(87.9%)	(223.7%)
CapEx	833	978	17.4%	5.2%
OIBDA-CapEx	157	740	370.7%	2.0%
Notes:
(1) See adjustments made to calculate organic variations below.

Adjustments made to calculate organic variations
As explained above, year-on-year percentage changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.
With respect to Telefónica Hispam, we have made the following adjustments in order to calculate 2021/2020 variations in organic terms:
•Foreign exchange rate effects: we have excluded the impact of changes in exchange rates (except for countries with hyperinflationary economies (Argentina and Venezuela)) by assuming constant average foreign exchange rates year-on-year (using average foreign exchange rates of 2020 for both years).
•Reported variation of companies in hyperinflationary countries: in the organic variation, the y-o-y reported variation of the companies in countries with hyperinflationary economies (Argentina and Venezuela) is excluded. In reported terms, in 2021 the revenues of these companies increased by 327 million euros and their OIBDA and operating income decreased by 112 million euros and 107 million euros, respectively, compared to 2020.
•Restructuring costs: we have excluded the impact of restructuring costs in 2021 and 2020 on OIBDA and operating income, amounting to 174 million euros and 17 million euros, respectively.
•Spectrum acquisition: in 2021, the impact of spectrum acquisition on CapEx has been excluded, amounting to 131 million euros in Chile. During 2020 no spectrum acquisitions were made.
•Transformation of operating model of Telefónica Mexico: organic variations exclude the impact of the transformation of the operating model of Telefónica México (which means that the wireless access infrastructure will be turned off, and corresponding licensed spectrum will be released), following the AT&T agreement in 2019, which had a negative impact on depreciation and operating income, amounting to 88 million euros in 2021 (320 million euros in 2020).
•Impairment of goodwill and other assets: in 2021 the impairment of the goodwill of Telefónica Perú has been excluded, amounting to 393 million euros. In 2020, the impairment of the goodwill and certain assets of Telefónica Argentina has been excluded amounting to 894 million euros (which consists of a 519 million euros goodwill impairment loss and impairment losses over non-current assets amounting to 375 million euros).
•Changes in the consolidation perimeter: we have excluded from our consolidation perimeter the results of InfraCo, SpA from July 1 to December 31, 2020.
•Gains or losses on the sale of companies: in 2021, the gain on the sale of 60% of the shares in InfraCo, SpA in Chile amounting to 409 million euros has been excluded from calculations of organic variations.

The table below shows 2021/2020 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA HISPAM 2021	% Reported YoY	% Organic YoY	Exchange rate effect	Reported var. in hyperinflationary countries	Restructuring costs	Spectrum acquisition	Transformation T.Mexico	Impairment of goodwill	Perimeter change	Fiber Chile	Capital gains/losses on sale of companies
Revenues	5.5%	5.1%	(3.9)	4.2	—	—	—	—	0.1	—	—
Other income	130.3%	(28.3%)	(2.6)	(0.0)	—	—	—	—	—	—	160.9
Supplies	15.8%	15.0%	(4.0)	4.7	—	—	—	—	—	—	—
Personnel expenses	17.6%	(4.5%)	(3.3)	9.2	16.2	—	—	—	—	—	—
Other expenses	(14.1%)	(1.9%)	(3.2)	3.1	—	—	—	(13.5)	0.8	—	—
OIBDA	73.5%	3.4%	(6.8)	0.5	(16.4)	—	—	50.6	(2.0)	—	41.1
Depreciation and amortization	(17.6%)	(5.4%)	(2.7)	(0.1)	—	—	(10.2)	—		—	—
Operating income (loss)	(87.9%)	(223.7%)	0.4	(0.5)	12.6	—	(18.1)	(39.0)	1.5	—	(31.7)
CapEx	17.4%	5.2%	(3.6)	2.6	—	15.6	—	—	(2.8)	0.5	—
OIBDA-CapEx	370.7%	2.0%	(23.3)	(10.7)	(103.3)	(82.9)	—	318.6	2.5	(2.8)	258.8

Analysis of results
Revenues amounted to 8,362 million euros in 2021, increasing 5.5% year-on-year in reported terms. This increase was attributable in part to the reported variation of companies in hyperinflationary countries (+4.2 p.p.), offset in part by the foreign exchange effects (-3.9 p.p.). In organic terms, revenues increased by 5.1% year-on-year, mainly driven by revenues growth through handset sales, B2C (Business to Customer) and B2B (Business to Business) service revenues evolution, and broadband, new services and TV fixed revenues improvement.
Mobile business revenues amounted to 5,444 million euros in 2021, increasing 7.4% year-on-year in reported terms. This increase was due in part to the reported variation of companies in hyperinflationary countries (5.2 p.p.), offset in part by the foreign exchange effects (-3.2 p.p.). In organic terms, mobile business revenues increased by 5.4% year-on-year, mainly driven by revenues growth through handset sales as a result of commercial activity recovery and higher postpaid and prepaid revenues in B2C (Business to Customer). The performance by country was as follows:

•In Chile, mobile revenues amounted to 1,002 million in 2021, increasing 8.1% year-on-year in reported terms. Excluding the impact of foreign exchange effects, which reduced growth by 0.6 percentage points, mobile revenues increased by 7.5% year-on-year, mainly due to the higher handset revenues and mobile service and mobile broadband revenues growth recovery.
•In Peru, mobile revenues amounted to 761 million euros in 2021, decreasing 0.4% year-on-year in reported terms, affected by the foreign exchange effects, which reduced growth by 15.2 percentage points. Excluding this impact, mobile revenues increased by 14.8% year-on-year, mainly driven by revenues recovery through handset sales, as a result of the higher commercial activity, and higher service revenues leveraged on a higher average revenue per client and favorable disconnections evolution.
•In Colombia, mobile revenues amounted to 797 million euros in 2021, increasing 4.3% year-on-year in reported terms. Excluding the impact of the foreign exchange effects, which reduced growth by 5.7 percentage points, mobile revenues increased by 9.9% driven by the higher handset revenues, postpaid B2C (Business to Customer) revenues due to higher commercial activity and favorable churn evolution, higher prepaid B2C (Business to Customer) revenues and interconnection mobile revenues.
•In Mexico, mobile revenues amounted to 1,010 million euros in 2021, decreasing 2.2% year-on-year in reported terms despite the foreign exchange effects, which contributed +1.5 p.p. to the y-o-y evolution. Excluding this impact, mobile revenues decreased by 3.8% year-on-year, due to the lower interconnection tariffs, which adversely affected the wholesale business, the decrease in international traffic, and lower prepaid and B2B (Business to Business) commercial activity, partially offset by the positive postpaid revenues evolution.
Fixed business revenues amounted to 2,907 million euros in 2021, increasing 2.5% year-on-year in reported terms. This increase was due in part to the reported variation of companies in hyperinflationary countries (specifically, Argentina), which increased growth by 2.3 percentage points, offset in part by the foreign exchange effects, which decreased growth by 4.9 percentage points. Excluding these impacts, these revenues increased by 5.1%, driven by higher broadband and new services as well as TV revenues in Colombia, Chile and Peru, which offset the decline in accesses and voice revenues.
OIBDA reached 1,718 million euros in 2021, increasing 73.5% year-on-year in reported terms (+3.4% in organic terms).
Depreciation and amortization amounted to 1,873 million euros in 2021, decreasing 17.6% year-over-year in reported terms (-5.4% in organic terms). The decrease was mainly attributable to the lesser impact in 2021 than in 2020 of the accelerated amortization and depreciation resulting from the transformation of the operational model in the operator (-10.2 p.p.) and, to a lesser extent, the foreign exchange effects (-2.7 p.p.).
Operating loss was 155 million euros in 2021 (compared to a loss of 1,284 million euros in 2020). The decrease in the operating loss was the result, in part, of the impairment losses recorded in Telefónica Argentina in 2020 (which exceeded the amount of the impairment in Telefónica Peru in 2021), the capital gain on the sale of 60% of the shares in InfraCo, SpA in 2021, and the lesser impact of the accelerated amortization in Telefónica México in 2021 (compared to 2020) resulting from the transformation of the operational model in the operator, partially offset by the higher restructuring costs in the region in 2021. In organic terms, the year-on-year change was positively affected by increases in revenues and OIBDA and the lower depreciation and amortization expense.
Below is additional information by country:
•In Chile, operating income was 583 million euros in 2021 (141 million euros in 2020), and was positively impacted by the capital gains on the sale of 60% of the shares in InfraCo, SpA, higher fixed and mobile revenues, expenses efficiencies and the lower depreciation and amortization expense.
•In Peru, operating loss was 56 million euros in 2021 (operating loss of 84 million euros in 2020). The y-o-y reduction in the operating loss was attributable in part to the lower depreciation and amortization expense, offset in part by the increase in other expenses, mainly restructuring expenses.

•In Colombia, operating income reached 99 million euros in 2021 (113 million euros in 2020), as a result mainly of the foreign exchange effects (which reduced growth by 4.7 percentage points), higher operating expenses and higher depreciation and amortization expenses, offset in part by the increase in B2B revenues, mobile handsets mark-up subsidies and non-commercial cost efficiencies.
•In Mexico, operating loss was 339 million euros in 2021 (operating loss of 606 million euros in 2020). The y-o-y reduction in the operating loss was positively impacted by the y-o-y decrease in the depreciation and amortization expense resulting from the accelerated amortization and depreciation related to the transformation of the operational model in the operator.

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
To mitigate the negative impacts of the COVID-19 pandemic on Telefónica's operations, management took proactive steps to reduce costs. The estimated negative impact of the COVID-19 pandemic on the Group's OIBDA amounted to 977 million euros in 2020, as a consequence of the decrease in revenues, partially offset by certain savings mainly in direct and commercial costs (while there was an increase in bad debt costs). In addition, there was a decrease in CapEx, which was carefully planned in light of the challenges brought by the COVID-19 pandemic.
Our estimates of the impact of the COVID-19 pandemic on the Group's results were calculated on the basis of the difference between actual results and the results that we estimate would have been obtained if trends prevailing prior to the COVID-19 pandemic had not been interrupted. These estimates are made in respect of those items that were considered to be most affected by the COVID-19 pandemic, namely, revenues (in particular, service revenues, roaming revenues and handset sales) and expenses (in particular, direct and commercial costs, supplies (including handset costs) and bad debt costs), as a result mainly of the interruption of the commercial channel, international travelling restrictions, the temporary closing of some businesses and SMEs in some regions and, more generally, depressed economic conditions.

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
More importantly, Telefónica's state-of-the-art networks enabled the Group to facilitate record growth in traffic driven by remote work and increased consumption of entertainment services while maintaining high levels of customer experience and service quality.
Digitalization proved to be a key lever for Telefónica in this crisis, as processes were accelerating, needs were crystallizing, and the Group helped communities and companies to adapt and to enhance their competitiveness in the new environment. Digitalization emerged as one of the drivers of economic recovery.

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

The table below shows the evolution of accesses over the years ended December 31, 2019 and 2020:

ACCESSES
Thousands of accesses	2019	2020	% Reported YoY
Fixed telephony accesses (1)	31,285.4	28,243.0	(9.7%)
Broadband	20,837.1	20,077.2	(3.6%)
UBB	14,280.9	15,212.8	6.5%
FTTH	8,223.5	9,964.2	21.2%
Mobile accesses	261,532.9	266,287.1	1.8%
Prepay	131,787.1	131,542.0	(0.2%)
Contract	105,970.7	108,587.5	2.5%
IoT	23,775.0	26,157.7	10.0%
Pay TV	8,437.1	8,059.5	(4.5%)
Retail Accesses	322,422.2	322,978.5	0.2%
Wholesale Accesses	21,912.7	22,455.0	2.5%
Fixed wholesale accesses	3,822.8	3,722.8	(2.6%)
Mobile wholesale accesses	18,089.9	18,732.1	3.6%
Total Accesses	344,334.9	345,433.5	0.3%
Notes:
- The table includes accesses for Telefónica de Costa Rica (2.2 million and 2.5 million total accesses as of December 31, 2019 and 2020, respectively) and Telefónica El Salvador (2.1 million and 1.9 million total accesses as of December 31, 2019 and 2020, respectively). The sale of Telefónica de Costa Rica was completed on August 9, 2021. The sale of Telefónica El Salvador was completed on January 13, 2022.
(1) Includes fixed wireless and VoIP accesses.

The table below shows the year-on-year evolution of accesses by segment:

	YoY variation	% Over Total Accesses
Accesses 2020		2019	2020
Telefónica Spain	(1.3%)	12.2%	12.0%
Telefónica United Kingdom (1)	4.8%	10.1%	10.6%
Telefónica Germany	1.1%	14.0%	14.1%
Telefónica Brazil	1.5%	27.2%	27.5%
Telefónica Hispam	(2.0%)	32.1%	31.4%
Other companies (2)	1.1%	4.3%	4.4%
Note:
(1) Our former Telefónica United Kingdom segment was replaced by our new VMED O2 UK segment on June 1, 2021. For additional information on this change and how segment information is presented in this Annual Report, see “―History and Development of the Company―Business
areas”.
(2) Includes Central American operations.

Mobile accesses totaled 266.3 million as of December 31, 2020, increasing by 1.8% compared to 2019, mainly as a result of the increase in post-pay mobile accesses, up by 2.5% year-on-year and whose weight over total mobile accesses (excluding IoT accesses) increased to 45.2% (+0.6 p.p. year-on-year). By region, the increase was mainly due to the growth of prepay and post-pay mobile accesses in Telefónica Brazil and the increase in postpay accesses in Telefónica Germany, which offset the overall decrease in prepay mobile accesses mainly in Telefónica Germany and Telefónica Hispam, due to the market dynamics and the ongoing prepay to contract migration trend. Year-on-year evolution was impacted by the COVID-19 pandemic.

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

The tables below show the evolution of Telefónica’s estimated access market share for mobile and fixed broadband for the past two years.

Competitive Position Evolution
	Mobile Market Share (1)
Telefónica	2019	2020
Spain	29.7%	29.3%
United Kingdom	26.4%	25.3%
Germany	36.6%	35.9%
Brazil	32.9%	33.6%
Argentina	29.5%	29.2%
Chile	26.4%	26.6%
Peru	31.4%	31.2%
Colombia	24.0%	25.0%
Venezuela	48.5%	55.7%
Mexico	21.6%	21.0%
Central America	26.8%	24.2%
Ecuador	28.1%	29.9%
Uruguay	36.6%	37.0%
(1) Internal estimates in both years.

	FBB Market Share (1)
Telefónica	2019	2020
Spain	38.4%	36.6%
Brazil	21.6%	17.8%
Argentina	19.2%	16.5%
Chile	28.8%	27.8%
Peru	70.0%	66.2%
Colombia	16.5%	15.4%
(1) Internal estimates in both years.

2020/2019 Consolidated results
In this section, we discuss changes in the Group’s consolidated income statements for the years ended December 31, 2020 and 2019.

	Year ended December 31,				Variation
Consolidated Results	2019		2020		2020 vs 2019
Millions of euros	Total	% of revenues	Total	% of revenues	Total	%
Revenues	48,422	100.0%	43,076	100.0%	(5,346)	(11.0%)
Other income	2,842	5.9%	1,587	3.7%	(1,255)	(44.4%)
Supplies	(13,635)	(28.2%)	(13,014)	(30.2%)	621	(4.6%)
Personnel expenses	(8,066)	(16.7%)	(5,280)	(12.3%)	2,786	(34.5%)
Other expenses	(14,444)	(29.8%)	(12,871)	(29.9%)	1,573	(10.9%)
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	15,119	31.2%	13,498	31.3%	(1,621)	(10.7%)
OIBDA Margin	31.2%		31.3%			0.1 p.p.
Depreciation and amortization	(10,582)	(21.9%)	(9,359)	(21.7%)	1,223	(11.6%)
OPERATING INCOME (OI)	4,537	9.4%	4,139	9.6%	(398)	(8.8%)
Operating margin	9.4%		9.6%			0.2 p.p.
Share of income of investments accounted for by the equity method	13	0.0%	2	0.0%	(11)	(81.1%)
Net financial expense	(1,832)	(3.8%)	(1,558)	(3.6%)	274	(14.9%)
PROFIT BEFORE TAX	2,718	5.6%	2,583	6.0%	(135)	(5.0%)
Corporate income tax	(1,054)	(2.2%)	(626)	(1.5%)	428	(40.6%)
PROFIT FOR THE YEAR	1,664	3.4%	1,957	4.5%	293	17.6%
Attributable to equity holders of the parent	1,142	2.4%	1,582	3.7%	440	38.5%
Attributable to non-controlling interests	522	1.1%	375	0.9%	(147)	(28.1)%

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
•Changes in the consolidation perimeter: we have excluded the impact of changes in our consolidation perimeter in 2020 and 2019. The main changes were the sale (and, therefore, the exclusion from our consolidation perimeter) of Antares, Telefónica Móviles Guatemala, Telefonía Celular de Nicaragua and Telefónica Móviles Panamá in 2019. To exclude the impact of these sales in the calculation of organic variations, the 2019 comparative figures exclude the results of such companies. Additionally, we have excluded for both periods the results of Telefónica de Costa Rica and Telefónica El Salvador, which were classified as held for sale at the end of 2019.
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
The table below shows 2020/2019 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the consolidated income statement and CapEx and OIBDA-CapEx:

	YoY variation
TELEFÓNICA 2020	% Reported YoY	% Organic YoY
Revenues	(11.0%)	(3.3%)
Other income	(44.1%)	(14.4%)
Supplies	(4.6%)	0.5%
Personnel expenses	(34.5%)	(3.8%)
Other expenses	(10.9%)	(5.5%)
OIBDA	(10.7%)	(5.7%)
Depreciation and amortization	(11.6%)	0.6%
Operating income	(8.8%)	(16.4%)
CapEx	(33.3%)	(12.0%)
OIBDA-CapEx	20.5%	(0.9%)

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
Analysis of results

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

The total amount of supplies, personnel expenses and other expenses (with respect to the latter, principally external services and, to a significantly lesser extent, taxes other than income tax) was 31,165 million euros in 2020, down 13.8% year-on-year in reported terms. This decrease was mainly attributable to the decrease in restructuring costs (-5.8 p.p.), mainly those related to the II Collective Agreement of Related Companies in Spain (Individual Suspension Plan) which were significant in 2019, and the impact of changes in foreign exchange rates (-5.7 p.p.). In organic terms, the total amount of supplies, personnel expenses and other expenses decreased by 2.7%. The year-on-year variation was significantly affected by the COVID-19 pandemic. The evolution of these expenses is explained in greater detail below:
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
CapEx amounted to 5,861 million euros in 2020, decreasing 33.3% y-o-y in reported terms compared to 2019.
OIBDA-CapEx amounted to 7,637 million euros in 2020, growing 20.5% as compared to 2019 in reported terms.

2020/2019 Segment results
TELEFÓNICA SPAIN

The table below shows the evolution of accesses in Telefónica Spain over the years ended December 31, 2019 and 2020:

ACCESSES
Thousands of accesses	2019	2020	%Reported YoY
Fixed telephony accesses (1)	9,024.1	8,731.0	(3.2%)
Broadband	6,023.4	5,961.9	(1.0%)
FTTH	4,325.0	4,614.1	6.7%
Mobile accesses	18,916.9	18,977.8	0.3%
Prepay	1,137.2	888.1	(21.9%)
Contract	15,158.8	15,383.7	1.5%
IoT	2,620.8	2,706.0	3.2%
Pay TV	4,073.8	3,934.5	(3.4%)
Retail Accesses	38,049.5	37,615.1	(1.1%)
Wholesale Accesses	3,788.2	3,689.5	(2.6%)
Total Accesses	41,837.7	41,304.6	(1.3%)
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
In addition, Disney+ content was added to the “Fusión offer”, following the signing on March 8, 2020 of an agreement between The Walt Disney Company Iberia and Telefónica, pursuant to which Movistar became the strategic distributor of Disney+ in Spain. With this agreement with the world's leading entertainment company, Movistar added Disney+ titles to its rich catalog of original content, which is accessible through the streaming service that gives access to more than 1,000 movies, series and programs from Disney, Pixar, Marvel, Star Wars, National Geographic and much more. Disney+ was included in the “Fusión packages” featuring fiction content such as “Fusión Selección Plus Ficción”, “Fusión Total” and “Fusión Total Plus”, and in general in all those “Fusion products” that incorporate the Ficción package. In addition, Movistar+ launched a new "Cine" (Movies) package which, among other products, includes Disney+.
Moreover, unlimited data was provided to more than three million customers (as part of the most complete Fusion packages) at no additional cost, in response to the increased demand for data consumption, which has reached record levels as a consequence of the COVID-19 pandemic. Clients of Fusión Selección La Liga or Champions, Fusión + Ocio, Fusión + Fútbol and Fusión Pro were also able to enjoy unlimited data, calls and SMSs for 5 euros extra per month. Unlimited data plans were also designed for customers who only want a plan for their mobile devices.

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
Retail fiber (FTTH) accesses reached 4.6 million customers (+6.7% as compared to December 31, 2019), representing 77.4% of total retail broadband customers (+5.6 p.p. y-o-y) with net adds of 289 thousand accesses in 2020. At December 31, 2020, fiber deployment reached 25.2 million premises, 2.1 million more than at December 31, 2019, and it continued to be the largest in Europe.
Total retail mobile accesses stood at 19.0 million as of December 31, 2020, an increase of 0.3% as compared to December 31, 2019 as a result of the increase in mobile contract accesses that more than offset the decrease in prepay accesses (-21.9% y-o-y), reflecting the success of the convergent strategy and the good performance of the migration from prepay to post-pay. The contract access base accelerated its growth during 2020, growing by 1.5% year-on-year.
Pay TV accesses reached 3.9 million at December 31, 2020, decreasing 3.4% year-on-year.
Wholesale accesses stood at 3.7 million at December 31, 2020, down 2.6% year-on-year due to the decrease in non-fiber wholesale accesses. Wholesale fiber accesses (70% of total wholesale accesses at December 31, 2020 compared with 57% at December 31, 2019) were up 20.6% year-on-year.

The table below shows Telefónica Spain’s results in 2019 and 2020:

Millions of euros
TELEFÓNICA SPAIN (1)	2019	2020	%Reported YoY	%Organic YoY (2)
Revenues	12,850	12,401	(3.5%)	(3.5%)
Mobile handset revenues	373	264	(29.2%)	(29.2%)
Revenues ex-mobile handset sales	12,477	12,137	(2.7%)	(2.7%)
Retail	10,313	9,906	(3.9%)	(3.9%)
Wholesale and Other	2,164	2,231	3.1%	3.1%
Other income	640	540	(15.7%)	5.9%
Supplies	(4,056)	(4,210)	3.8%	3.8%
Personnel expenses	(3,660)	(1,748)	(52.2%)	(9.1%)
Other expenses	(2,055)	(1,937)	(5.8%)	(6.2%)
OIBDA	3,719	5,046	35.7%	(5.1%)
Depreciation and amortization	(2,013)	(2,184)	8.5%	8.5%
Operating income (OI)	1,706	2,862	67.7%	(13.3%)
CapEx	1,667	1,408	(15.5%)	(15.2%)
OIBDA-CapEx	2,052	3,638	77.3%	(0.5%)
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
The table below shows 2020/2019 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA SPAIN 2020	%Reported YoY	%Organic YoY	Optimization Distribution Network	Restructuring costs	Sale of credit rights	Capital gains/losses on sale of companies	Spectrum acquisition
Revenues	(3.5%)	(3.5%)	—	—	—	—	—
Other income	(15.7%)	5.9%	—	—	(16.1)	(4.3)	—
Supplies	3.8%	3.8%	—	—	—	—	—
Personnel expenses	(52.2%)	(9.1%)	—	(47.4)	—	—	—
Other expenses	(5.8%)	(6.2%)	0.3	—	—	—	—
OIBDA	35.7%	(5.1%)	(0.2)	46.7	(2.8)	(0.7)	—
Depreciation and amortization	8.5%	8.5%	—	—	—	—	—
Operating income (OI)	67.7%	(13.3%)	(0.4)	n.m.	(6.0)	(1.6)	—
CapEx	(15.5%)	(15.2%)	—	—	—	—	(0.4)
OIBDA-CapEx	77.3%	(0.5%)	(0.3)	84.6	(5.0)	(1.3)	0.3
n.m.: not meaningful
Analysis of results

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
OIBDA reached 5,046 million euros in 2020, a year-on-year increase of 35.7% in reported terms. In organic terms, OIBDA decreased by 5.1% year-on-year, highly affected by the decrease in revenues due to the COVID-19 pandemic.
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

TELEFÓNICA UNITED KINGDOM

Our former Telefónica United Kingdom segment was replaced by our new VMED O2 UK segment on June 1, 2021, upon the establishment of the joint venture between Telefónica and Liberty Global. Since it is not practicable to restate the Group’s historical segment financial information to reflect this change, the 2020-2019 period-on-period discussions included below focus on our former Telefónica United Kingdom segment. For additional information, see “―History and Development of the Company―Business areas”, "Item 5. Operating and Financial Review and Prospects―Operating Results―Significant Factors Affecting the Comparability of Our Results of Operations in the Periods under Review”, and "Item 10. Additional Information-Material Contracts-Creation of 50:50 Joint Venture with Liberty Global for the combination of both groups' businesses in the United Kingdom".

On May 7, 2020, Telefónica reached an agreement with Liberty Global plc to combine their respective operating businesses in the United Kingdom into a 50:50 joint venture, resulting in an integrated telecommunication operator with over 46 million video, broadband and mobile subscribers and an estimated aggregate revenues of approximately 11.0 billion pounds sterling, 12.6 billion euros at such date. The transaction was consummated on June 1, 2021. For additional information, see "Item 10. Additional Information-Material Contracts-Creation of 50:50 Joint Venture with Liberty Global for the combination of both groups' businesses in the United Kingdom".
In accordance with IFRS 5, the companies included within the scope of the transaction were recognized as a disposal group held for sale. Therefore:
•The related consolidated assets and liabilities subject to the transaction were reclassified under ‘‘Non-current assets and disposal groups held for sale’’ and ‘‘Liabilities associated with non-current assets and disposal groups held for sale’’, respectively, in the consolidated statement of financial position at December 31, 2020.

•The related non-current assets ceased to be amortized and depreciated for accounting purposes once they were reclassified as assets held for sale.

The table below shows the evolution of accesses in Telefónica United Kingdom over the years ended December 31, 2019 and 2020:

ACCESSES
Thousands of accesses	2019	2020	% Reported YoY
Fixed telephony accesses (1)	313.3	320.4	2.3%
Broadband	28.9	29.2	1.2%
Mobile accesses	25,803.3	26,980.7	4.6%
Prepay	8,436.1	8,117.4	(3.8%)
Contract	12,248.5	12,372.7	1.0%
IoT	5,118.7	6,490.6	26.8%
Retail Accesses	26,145.5	27,330.3	4.5%
Wholesale Accesses	8,714.7	9,210.9	5.7%
Total Accesses	34,860.2	36,541.2	4.8%
(1) Includes "fixed wireless" and Voice over IP accesses.

During 2020, throughout the COVID-19 pandemic which led to a lockdown of the UK population since the end of March 2020 and despite a competitive environment, Telefónica United Kingdom remained as the favorite telecommunications operator in United Kingdom (Source: CCS Insight), a position underpinned by the strength of the O2 brand, customer loyalty, successful commercial propositions, network reliability and good customer service. Such value propositions allowed the company to achieve continuous customer growth in most market segments in a competitive market.
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

The table below shows Telefónica United Kingdom's results in 2019 and 2020:

Millions of euros
TELEFÓNICA UNITED KINGDOM	2019	2020	%Reported YoY	%Organic YoY (1)
Revenues	7,109	6,708	(5.6%)	(4.4%)
Mobile Business (2)	6,891	6,476	(6.0%)	(4.8%)
Handset revenues	1,795	1,816	1.1%	2.5%
Fixed Business	218	232	6.5%	7.9%
Other income	186	178	(4.4%)	(3.2%)
Supplies	(2,521)	(2,456)	(2.6%)	(1.3%)
Personnel expenses	(503)	(459)	(8.6%)	(1.7%)
Other expenses	(2,157)	(1,907)	(11.7%)	(10.5%)
OIBDA	2,114	2,064	(2.4%)	(2.4%)
Depreciation and amortization	(1,204)	(389)	(67.7%)	(2.3%)
Operating income (OI)	910	1,675	84.0%	(2.5%)
CapEx	914	913	(0.1%)	(9.2%)
OIBDA-CapEx	1,200	1,151	(4.1%)	2.7%
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
Analysis of results
Total revenues in 2020 decreased by 5.6% year-on-year in reported terms to 6,708 million euros, affected in part by the depreciation of the pound sterling (-1.3 p.p.). Excluding this impact, mobile revenues decreased by 4.4%, mainly as a result of the effects of the COVID-19 pandemic which were estimated to have reduced revenues by approximately 328 million euros in 2020 related to the lower handset sales, lower roaming revenues and a reduction in the roll out of IoT programs.

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

TELEFÓNICA UNITED KINGDOM	2019 (1)	2020	%Reported YoY	%Organic YoY
ARPU (EUR)	14.8	12.8	(13.2%)	(12.0%)
Prepay	7.4	7.5	0.3%	1.6%
Contract (2)	24.9	22.1	(11.0%)	(9.8%)
Data ARPU (EUR)	8.6	9.7	12.8%	14.3%
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
(2) Excludes IoT.

OIBDA totaled 2,064 million euros in 2020, decreasing by 2.4% in reported terms, down 2.4% in organic terms, affected by the COVID-19 pandemic.
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
Operating income totaled 1,675 million euros in 2020, up by 84.0% in reported terms, mainly impacted by the decrease in depreciation and amortization as a result of the reclassification referred to above (+85.8 p.p.) and, to a lesser extent, the decrease in restructuring costs (+3.2 p.p.), offset in part by the depreciation of the pound sterling (-2.5 p.p.). In organic terms, operating income decreased by 2.5% year-on-year and was significantly impacted by the COVID-19 pandemic, which we estimated reduced operating income by approximately 155 million euros, mainly due to the lower service revenues (with the COVID-19 pandemic having an estimated impact of approximately 256 million euros), offset in part by the decrease in certain direct costs as a result of the COVID-19 pandemic.

TELEFÓNICA GERMANY
The table below shows the evolution of accesses in Telefónica Germany over the years ended December 31, 2019 and 2020:

ACCESSES
Thousands of accesses	2019	2020	% Reported YoY
Fixed telephony accesses (1)	2,129.5	2,180.2	2.4%
Broadband	2,206.6	2,261.1	2.5%
UBB	1,652.0	1,797.8	8.8%
Mobile accesses	43,826.8	44,274.8	1.0%
Prepay	20,096.2	19,283.3	(4.0%)
Contract	22,538.8	23,581.3	4.6%
IoT (2)	1,191.8	1,410.1	18.3%
Retail Accesses	48,258.0	48,804.7	1.1%
Total Accesses	48,258.0	48,804.7	1.1%
(1) Includes "fixed wireless" and Voice over IP accesses.
(2) Impacted by the disconnection of 67 thousand inactive IoT accesses in the second quarter of 2019.

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
•Telefónica Germany's network was awarded for the first time a ‘very good’ rating in the most relevant network test of "Connect magazine" and also was ranked number #1 in the Connect magazine’s shop test.

The total access base grew 1.1% year-on-year and stood at 48.8 million as of December 31, 2020, mainly driven by a 1.0% increase in the mobile accesses base, which reached 44.3 million.

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

The table below shows the evolution of Telefónica Germany’s results over the years ended December 31, 2020 and 2019:

Millions of euros
TELEFÓNICA GERMANY	2019	2020	%Reported YoY	%Organic YoY (1)
Revenues	7,399	7,532	1.8%	1.8%
Mobile Business	6,647	6,730	1.2%	1.2%
Handset revenues	1,346	1,423	5.7%	5.7%
Fixed Business	741	785	6.0%	6.0%
Other income	183	136	(25.8%)	(27.8%)
Supplies	(2,372)	(2,435)	2.6%	2.6%
Personnel expenses	(592)	(611)	3.2%	(0.6%)
Other expenses	(2,292)	(2,313)	1.0%	0.9%
OIBDA	2,326	2,309	(0.8%)	0.1%
Depreciation and amortization	(2,463)	(2,394)	(2.8%)	(2.8%)
Operating income (loss)	(137)	(85)	(38.0%)	(63.5%)
CapEx	2,469	1,094	(55.7%)	4.8%
OIBDA-CapEx	(143)	1,215	c.s.	(3.6%)
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

The table below shows 2020/2019 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA GERMANY 2020	%Reported YoY	%Organic YoY	Restructuring costs	Spectrum sale	Spectrum acquisition
Revenues	1.8%	1.8%	—	—	—
Other income	(25.8%)	(27.8%)	—	2.0	—
Supplies	2.6%	2.6%	—	—	—
Personnel expenses	3.2%	(0.6%)	3.8	—	—
Other expenses	1.0%	0.9%	(0.3)	0.4	—
OIBDA	(0.8%)	0.1%	(0.7)	(0.2)	—
Depreciation and amortization	(2.8%)	(2.8%)	—	—	—
Operating income (loss) (OI)	(38.0%)	(63.5%)	11.3	3.9	—
CapEx	(55.7%)	4.8%	—	—	(57.7)
OIBDA-CapEx	c.s.	(3.6%)	10.8	3.8	n.m.
n.m.: not meaningful                                 c.s.: change of sign
Analysis of results
Total revenues were 7,532 million euros in 2020, with a year-on-year increase of 1.8%, driven by the increase in revenues in both the mobile business and the fixed business, despite the impact of the COVID-19 pandemic, which was estimated to have reduced revenues by approximately 72 million euros in 2020 mainly as a result of lower roaming revenues due to the ongoing travel restrictions.
•Mobile business revenues totaled 6,730 million euros, increasing 1.2% y-o-y in reported terms. This was the result of increased handset sales and higher mobile service revenues, despite the continuing impact of COVID-19, which affected roaming revenues due to the ongoing travel restrictions.
•Handset revenues amounted to 1,423 million euros, increasing 5.7% y-o-y in reported terms due to the continued strong demand for high value handsets and the launch of the iPhone 12 5G.
•Fixed revenues were 785 million euros, increasing by 6.0% year-on-year in reported terms, on the back of a larger customer base driven by strong VDSL demand.
Mobile ARPU was 9.9 euros (-1.2% y-o-y), while contract ARPU amounted to 13.6 euros (-4.4% y-o-y), mainly as a result of the decrease in roaming revenues and lower commercial activity and demand for prepay packages due to higher Wi-Fi usage at home. Data ARPU was 5.9 euros (+0.2% y-o-y).

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

Operating loss totaled 85 million euros in 2020 as compared to 137 million euros in 2019. In organic terms, operating loss improved year-on-year mainly due to the lower depreciation and amortization expense, the improved revenue mix, and the continued implementation of cost efficiency measures, offset in part by the impact of the COVID-19 pandemic, which was estimated to have contributed approximately 58 million euros to the operating loss in 2020.
TELEFÓNICA BRAZIL

The table below shows the evolution of accesses in Telefónica Brazil over the years ended December 31, 2019 and 2020:

ACCESSES
Thousands of accesses	2019	2020	%Reported YoY
Fixed telephony accesses (1)	10,817.0	8,994.8	(16.8%)
Broadband	6,938.9	6,315.0	(9.0%)
UBB	5,022.8	5,084.2	1.2%
FTTH	2,477.4	3,377.7	36.3%
Mobile accesses	74,573.1	78,523.7	5.3%
Prepay	31,408.0	33,662.5	7.2%
Contract	33,075.3	34,418.2	4.1%
IoT	10,089.8	10,443.0	3.5%
Pay TV	1,319.7	1,247.7	(5.5%)
IPTV	714.5	890.8	24.7%
Retail Accesses	93,718.9	95,145.0	1.5%
Total Accesses	93,732.3	95,157.9	1.5%
(1) Includes "fixed wireless" and Voice over IP accesses.

In 2020, Telefónica Brazil maintained its leadership in the higher mobile value segments, leading the contract segment as of December 31, 2020 (source: ANATEL), which allowed Telefónica Brazil to support its mobile service revenues (in local currency) and mitigate the impact of the COVID-19 pandemic. In the fixed business, Telefónica Brazil continued to focus on the implementation of strategic technologies, such as fiber, which permitted it to capture high-value clients in the Internet Protocol Television (IPTV), and partially offset the continued decrease in the traditional fixed business.
Telefónica Brazil reached 95.2 million accesses as of December 31, 2020, 1.5% higher than as of December 2019, due to the sustained growth in the mobile business, both post-pay and prepay, UBB and IPTV, which more than offset the decline in the fixed voice business (due to the continued migration from fixed to mobile, driven by unlimited voice offers in the market), the contraction of the lower-value fixed broadband customer base and the loss of DTH customers as a result of the discontinuation of legacy technologies.
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
The table below shows the evolution of Telefónica Brazil’s results over 2019 and 2020:

Millions of euros
TELEFÓNICA BRAZIL	2019	2020	%Reported YoY	%Organic YoY (1)
Revenues	10,035	7,422	(26.0%)	(2.6%)
Mobile Business	6,498	4,891	(24.7%)	(0.9%)
Handset revenues	613	426	(30.6%)	(8.5%)
Fixed Business	3,537	2,531	(28.4%)	(5.7%)
Other income	427	325	(23.8%)	3.9%
Supplies	(1,686)	(1,252)	(25.7%)	(2.2%)
Personnel expenses	(1,028)	(792)	(22.9%)	1.5%
Other expenses	(3,486)	(2,515)	(27.9%)	(5.0%)
OIBDA	4,262	3,188	(25.2%)	(1.1%)
Depreciation and amortization	(2,516)	(1,965)	(21.9%)	2.9%
Operating income (OI)	1,746	1,223	(30.0%)	(6.9%)
CapEx	2,005	1,372	(31.6%)	(11.9%)
OIBDA-CapEx	2,257	1,816	(19.6%)	8.5%
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

The table below shows 2020/2019 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA BRAZIL 2020	%Reported YoY	%Organic YoY	Exchange rate effect	Capital gains/losses on sale of companies	Spectrum acquisition
Revenues	(26.0%)	(2.6%)	(23.5)	—	—
Other income	(23.8%)	3.9%	(24.2)	(3.4)	—
Supplies	(25.7%)	(2.2%)	(23.6)	—	—
Personnel expenses	(22.9%)	1.5%	(24.5)	—	—
Other expenses	(27.9%)	(5.0%)	(22.9)	—	—
OIBDA	(25.2%)	(1.1%)	(23.7)	(0.3)	—
Depreciation and amortization	(21.9%)	2.9%	(24.8)	—	—
Operating income (OI)	(30.0%)	(6.9%)	(22.2)	(0.8)	—
CapEx	(31.6%)	(11.9%)	(21.7)	—	2.1
OIBDA-CapEx	(19.6%)	8.5%	(25.5)	(0.6)	(1.9)
Analysis of results
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
(1) Excludes IoT.

OIBDA amounted to 3,188 million euros in 2020, decreasing 25.2% in reported terms. In organic terms, the year-on-year variation was -1.1%.
Depreciation and amortization amounted to 1,965 million euros in 2020, down 21.9% year-on-year in reported terms, impacted by the depreciation of the Brazilian real (-24.8 p.p.). In organic terms, depreciation and amortization grew 2.9% year-on-year due to higher investments in fixed assets as well as the increase in rights of use in the year.
Operating income amounted to 1,223 million euros in 2020, decreasing by 30.0% in reported terms. This variation was mainly due to the depreciation of the Brazilian real (-22.2 p.p.). In organic terms, operating income fell by 6.9%, mainly as a result of the effects of the COVID-19 pandemic, which we estimate affected operating income by approximately 137 million euros as a consequence of the lower handset sales and service revenues and the higher bad debt, partially offset by savings in operating expenses, mainly certain supplies.
TELEFÓNICA HISPAM
The table below shows the evolution of accesses in Telefónica Hispam over the years ended December 31, 2019 and 2020:

ACCESSES
Thousands of accesses	2019	2020	%Reported YoY
Fixed telephony accesses (1)	8,804.2	7,835.0	(11.0%)
Broadband	5,564.7	5,447.3	(2.1%)
UBB	3,249.6	3,695.0	13.7%
FTTH	2,829.6	3,417.6	20.8%
Mobile accesses	93,137.8	92,204.5	(1.0%)
Prepay	67,286.2	66,206.7	(1.6%)
Contract	22,243.7	22,000.2	(1.1%)
IoT	3,607.9	3,997.6	10.8%
Pay TV	3,015.2	2,856.8	(5.3%)
IPTV	335.6	577.7	72.1%
Retail Accesses	110,670.3	108,488.6	(2.0%)
Total Accesses	110,691.5	108,509.1	(2.0%)
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

•Prepay accesses decreased by 1.6% year-on-year, with a net loss of 1.1 million accesses at December 31, 2020, decreasing in Peru (-660 thousand accesses), Chile (-476 thousand accesses), Mexico (-226 thousand accesses) and Venezuela (-151 thousand accesses), offset in part by the increases in Ecuador (+346 thousand accesses) and Argentina (+153 thousand accesses). This evolution was mainly the result of the line disconnection of accesses with no top-up activity and the migration of prepay accesses to post-pay accesses in the Chilean market.

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
The table below shows Telefónica Hispam's results in 2019 and 2020:

Millions of euros
TELEFÓNICA HISPAM	2019	2020	%Reported YoY	%Organic YoY (1)
Revenues	9,650	7,922	(17.9%)	(6.2%)
Mobile Business	6,210	5,070	(18.4%)	(6.4%)
Handset revenues	1,415	1,111	(21.5%)	(12.0%)
Fixed Business	3,435	2,836	(17.4%)	(6.2%)
Other income	645	253	(60.8%)	(43.1%)
Supplies	(2,832)	(2,466)	(12.9%)	(3.2%)
Personnel expenses	(1,458)	(999)	(31.5%)	(3.4%)
Other expenses	(3,972)	(3,720)	(6.3%)	(9.6%)
OIBDA	2,033	990	(51.3%)	(13.2%)
Depreciation and amortization	(2,268)	(2,274)	0.3%	(2.4%)
Operating income (loss)	(235)	(1,284)	n.m.	(68.7%)
CapEx	1,485	833	(43.9%)	(26.7%)
OIBDA-CapEx	548	157	(71.3%)	2.4%
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
•Reported variation of companies in hyperinflationary countries: the reported variation of Telefónica Venezolana and Telefónica Argentina was excluded (432 million euros in revenues and 229 million euros in OIBDA).

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
•Spectrum acquisition: the impact of spectrum acquisition on CapEx was excluded, amounting to 51 million euros in 2019.
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
The table below shows 2020/2019 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA HISPAM 2020	% Reported YoY	% Organic YoY	Exchange rate effect	Reported var. in hyperinflationary countries	Capital gains/losses on sale of companies	Restructuring costs	Spectrum acquisition	Transformation T.Mexico	Impairment of goodwill and other assets
Revenues	(17.9%)	(6.2%)	(7.3)	(4.4)	—	—	—	—	—
Other income	(60.8%)	(43.1%)	(4.0)	(1.9)	(6.2)	—	—	(14.8)	—
Supplies	(12.9%)	(3.2%)	(8.5)	(1.3)	—	—	—	—	—
Personnel expenses	(31.5%)	(3.4%)	(4.8)	(6.1)	—	(14.9)	—	(3.0)	—
Other expenses	(6.3%)	(9.6%)	(5.9)	(2.1)	—	—	—	(7.3)	17.3
OIBDA	(51.3%)	(13.2%)	(9.2)	(11.3)	(2.0)	10.7	—	11.7	(33.8)
Depreciation and amortization	0.3%	(2.4%)	(9.9)	(1.8)	—	—	—	14.3	—
Operating income (loss) (OI)	n.m.	(68.7%)	(16.1)	80.3	17.0	(92.3)	—	36.7	n.m.
CapEx	(43.9%)	(26.7%)	(5.3)	(9.7)	—	—	(3.0)	—	—
OIBDA-CapEx	(71.3%)	2.4%	(19.9)	(15.5)	(7.3)	39.6	8.3	43.6	n.m.
n.m.: not meaningful

Analysis of results
Revenues amounted to 7,922 million euros in 2020, decreasing 17.9% year-on-year in reported terms. This decrease was driven in part by the foreign exchange effects (-7.3 p.p.) and the reported variation of companies in hyperinflationary countries (-4.4 p.p.). In organic terms, revenues decreased by 6.2% year-on-year, principally impacted by the negative effects of the COVID-19 pandemic, which we estimated decreased revenues by approximately 670 million euros mainly due to lower handset revenues, a decrease in voice fixed revenues, broadband and TV revenues and mobile service revenues, mainly related to the prepay segment, and lower handset sales, which were influenced by the decline in the commercial activity due to the COVID-19 pandemic. There was also a decrease in the customer base.
Mobile business revenues amounted to 5,070 million euros in 2020, decreasing 18.4% year-on-year in reported terms. This decrease was affected by foreign exchange effects (-7.5 p.p.) and the reported variation of companies in hyperinflationary countries (-4.4 p.p.). In organic terms, mobile business revenues decreased by 6.4% year-on-year mainly due to lower prepay revenues and handset sales, resulting from the decline of the commercial activity. The performance by country was as follows:

▪In Chile, mobile revenues amounted to 926 million euros in 2020, decreasing 15.6% year-on-year in reported terms, affected by the foreign exchange effects, which reduced growth by 12.5 percentage points. Excluding this impact, mobile revenues decreased by 3.0% year-on-year due to the impact of the COVID-19 pandemic and the significantly increased competition in the market, partially offset by higher handset sales.
▪In Peru, mobile revenues amounted to 764 million euros in 2020, decreasing 24.1% year-on-year in reported terms, impacted by the foreign exchange effects, which reduced growth by 6.9 percentage points. Excluding this impact, mobile revenues decreased by 17.2% year-on-year, mainly affected by the COVID-19 pandemic, which led to a decrease in handset sales, due to the significant reduction in commercial activity, and in service revenues, which were adversely affected by the discount policies adopted during 2020 and lower commercial activity.
▪In Colombia, mobile revenues amounted to 764 million euros in 2020, decreasing 12.7% year-on-year in reported terms, mainly impacted by the foreign exchange effects, which reduced growth by 12.5 percentage points. Excluding this impact, mobile revenues decreased by 0.2% year-on-year, mainly driven by the decrease in handset sales, lower prepay revenues and B2B (Business-to-Business) post-pay revenues, offset in part by higher B2C (Business-to-Customer) post-pay revenues due to a larger customer base and higher interconnection mobile revenues.
▪In Mexico, mobile revenues amounted to 1,033 million euros in 2020, decreasing 16.9% year-on-year in reported terms, mainly as a result of the depreciation of the Mexican peso (-10.8 p.p.). Excluding this impact, mobile revenues decreased by 6.1% year-on-year, due to the decrease in prepay mobile revenues as a result of the impact of the COVID-19 pandemic, which resulted in lower commercial activity and lower revenues in the wholesale business, and certain changes in our finance policies, which led to lower handset sales.
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
•Fixed wireless: Telefónica provides fixed voice telephony services through mobile networks in Brazil, Venezuela, Argentina, Peru, Mexico and Ecuador. Until January 24, 2019 and May 16, 2019, Telefónica also provided these services in Guatemala and Nicaragua, respectively. Until January 13, 2022, Telefónica also provided these services in El Salvador.
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
Digital services
The main digital services offered by Telefónica are:
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
•Aura: Aura is a virtual assistant equipped with artificial intelligence, enabling interactivity with the Group's customers in real time through a simple voice interface. Aura can be used to answer questions, top-ups and data usage. It can solve problems and provides other services related to communications, connectivity in the home as well as domotics. Aura helps in the telecommunications area, and is expanding towards different areas out of telecommunications. Aura is available in Argentina, Brazil, Chile, Germany, Spain, the United Kingdom and Ecuador.
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
•Smart Wifi: A customer application to manage home connectivity and enhance the value proposition by offering new services like Conexion Segura, intended to protect customers against a broad range of cyber threats.

•NT: A micro-rewards program in Spain to reward customers with Tokens for their digital behavior. Tokens are awarded when customers make use of our digital channels, products and services and can be exchanged for a given catalogue of company products.

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

Strategic Partnership in China
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

As of December 31, 2021, Telefónica, S.A. held a 0.59% stake in the share capital of China Unicom and China Unicom held a 1.11% stake in our share capital.
Telefónica maintains its commitment to the strategic partnership with China Unicom, strengthened through cooperation in digital areas, such as the Big Data joint venture between both companies, Smart Steps Digital Technology Co. Ltd., which is a demographic Big Data service provider of urban planning in China. In April 2019, JD Digits made a strategic investment through a capital increase in the joint venture, with an investment of 100 million yuan (approximately 13.2 million euros) which granted JD Digits a 16.7% stake of the joint venture. The joint venture plans to implement a 10% Employee Shareholder Program, after which China Unicom, Telefónica and JD Digits will hold a 41.25% 33.75%, and 15.00% stake respectively.
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
We have two main lines of action:
1.Operational security, business continuity and value chain security: Some of the initiatives adopted are the following:

•Business continuity: Our business continuity groups maintain and update standardized continuity plans, and we continue using tools to improve disaster recovery in order to provide a global vision of the risks we face and the management thereof.
•Crisis management: Because of the COVID-19 pandemic, the crisis management protocol was strengthened. The global crisis management plan is implemented in all the Business Units of the Telefónica Group, with a common management model, a standard architecture, digitalized crisis alert processes and critical employees are trained. The Business Continuity offices have continued reviewing crisis management procedures and identifying the most relevant processes, to ensure that they are robust enough to guarantee the resilience of the Company.
•Security in the supply chain: The integral security of products and services is necessarily supported by the strengthening of security controls in the complete cycle of the supply chain, specifically in the security of Telefónica Group suppliers. For this purpose, we have homogenized security controls in place at all different stages of the procurement process of products, equipment and services, working in an integrated manner among the areas of security, financial control, procurement, technology and operations to ensure that suppliers and partners comply with the security controls required by Telefónica’s own regulations, any other regulatory requirements and best practices in the industry.
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
During 2021, all the security incidents that occurred, none of which were considered to be material by the Group, were managed pursuant to our existing protocols for responding to incidents, and with the appropriate communication to regulatory bodies in cases where personal data was involved.
Lessons learned from incidents constitute a fundamental part of a feedback process designed to facilitate security improvement projects, with regards to processes, capabilities and technological platforms.
Throughout 2021, due to the situation caused by the evolution of COVID-19, security measures related to remote access and teleworking have continued being strengthened.

Awareness in the security area is still of great relevance for the Telefónica Group. During 2021 we have continued with the deployment of a global digital security course, phishing simulation campaigns and security awareness surveys, and specific training programs continued to be imparted to special focus groups and managers.
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
Our subsidiaries and our former subsidiary Telefónica UK Ltd. were party to the following roaming agreements with Iranian telecommunication companies in 2021:
(1)Telefónica Móviles España S.A. (“TME”), our Spanish directly wholly-owned subsidiary, has respective roaming agreements with (i) Mobile Telecommunication Company of Iran (“MTCI”), (ii) Taliya (“Taliya”), and (iii) Telecommunication Kish Co (“TKC”). During 2021, TME recorded the following revenues related to these roaming agreements: (i) 11,605 euros from MTCI, (ii) no revenues from Taliya and (iii) no revenues from TKC.
(2)Telefónica Germany GmbH & Co. OHG (“TG”), our German 69.93% indirectly-owned subsidiary, has respective roaming agreements with (i) MTCI and (ii) MTN Irancell (“Irancell”). During 2021 TG recorded the following revenues related to these roaming agreements: (i) no revenues from MTCI and (ii) 5,000 euros from Irancell.
(3)Telefónica UK Ltd (“TUK”), our former English directly wholly-owned subsidiary, has a roaming agreement with Taliya. TUK ceased to be our subsidiary upon the establishment of JV VMED O2 UK on June 1, 2021, to which it was contributed. During 2021 TUK recorded no revenues from Taliya.
(4)Telefônica Brasil S.A. (“Telefónica Brasil”), our Brazilian 73.68% indirectly-owned subsidiary, has a roaming agreement with Irancell. During 2021, Telefónica Brasil recorded 305 U.S. dollars in roaming revenues and 18,138 U.S. dollars before taxes (19,767 U.S. dollars after taxes) of expenses payable to Irancell under this agreement.
(5)Pegaso PCS S.A. de C.V. (“PCS”), our Mexican directly wholly-owned subsidiary, has a roaming agreement with Irancell. During 2021 PCS recorded 13.72 U.S. dollars before taxes (15.91 U.S. dollars after taxes) in roaming revenues and 4.42 U.S. dollars of expenses, payable to Irancell under this agreement.

The net profit recorded by our subsidiaries and TUK pursuant to these agreements and arrangements did not exceed the related revenues recorded thereunder.
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
See Note 8 of the Consolidated Financial Statements for information on the year-on-year decrease in “Property, plant and equipment” from 23,769 million euros as of December 31, 2020 to 22,725 million euros as of December 31, 2021.
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
•convergence of fixed and mobile networks, services and support systems from both technological and operational points of view; and
•deployment of new services such as Pay TV, to customers connected through broadband accesses in Spain, Chile, Argentina, Brazil, Peru and Colombia.
Mobile Networks
We operate mobile networks in Spain, the United Kingdom (through VMED O2 UK Limited, Germany, Brazil, Argentina, Venezuela, Chile, Peru, Colombia, Mexico, Ecuador and Uruguay. Telefónica also provided these services in Guatemala (until January 24, 2019), Nicaragua (until May 16, 2019), Panama (until August 29, 2019), Costa Rica (until August 9, 2021) and El Salvador (until January 13, 2022). For additional information, see "-History and Development of the Company-Overview”. In addition, Telefónica entered in 2019 into an agreement with AT&T to access AT&T’s last mile wireless capacity in Mexico. Through this agreement, Telefónica gains access to capacity on AT&T’s 3G and 4G access network and any future access network technologies nationwide, while maintaining its transport network and all of its platforms in such country. The migration of the traffic to the AT&T access network is being implemented gradually, while maintaining all mobile services to Telefónica‘s residential customers, business owners and wholesalers. For additional information on the Wholesale Agreement, see “Item 10. Additional Information-Material Contracts-Wholesale Access Services Agreement with AT&T Mexico”.
We use a number of mobile technologies in the countries in which we operate, namely: GSM, UMTS, LTE and 5G. 5G is currently solely being used in Spain, the United Kingdom, Germany and Brazil, countries where it is in a halfway phase of deployment. We continue the work of upgrading our mobile networks in line with market trends, the demand of new services from customers and the evolution of technologies. The main steps we are currently taking include:
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
Submarine cables
We are one of the world’s largest submarine cable operators. Through Telxius, we own 94,000 kilometers of submarine cables. As of the date of this Annual Report, we hold a 50.01% beneficial interest in Telxius which will increase to 70% upon the completion of the announced transaction with Taurus (see “―History and Development of the Company―Recent Developments”). In addition, we own around 20 submarine domestic cables in Spain.
There are submarine cable connections linking Europe, The Americas and Africa which are jointly owned by us and other telecom operators. The SAM-1 cable, which we fully own, has a length of approximately 25,000 kilometers and links different countries such as the United States, Puerto Rico, Ecuador, Guatemala, Peru, Chile, Brazil, Argentina and Colombia.
Next generation submarine cable systems are already in service to help meet the capacity demand in the future. The Brusa cable links Brazil and the United States, while the Marea and Dunant cables links the United States and Europe. Additionally, the 7,300 km Mistral cable serves the entire Pacific coast of South America with the highest levels of service, reliability and security. The 2,000 km next generation Tannat system (Santos-Las Toninas) adds to the Brusa (Virginia Beach – Rio de Janeiro) and Junior (Rio de Janeiro – Santos) cables on the Atlantic coast of Latin America to deliver modern and diverse end-to-end connectivity between the United States, Brazil and Argentina.

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
In 2021, the Telefónica Group has changed its reporting segments as follows:
•on June 1, 2021, upon the establishment of JV VMED O2 UK (whose results are accounted for under the equity method), the former Telefónica United Kingdom segment was replaced by the new VMED O2 UK segment (see Notes 2 and 10 to the Consolidated Financial Statements). Since it is not practicable to restate the historical segment financial information to reflect this change, in this Annual Report, the relevant segment discussions consist of (i) for purposes of the 2021, 2020 and 2019 period-on-period discussions, an analysis of the results of our former Telefónica United Kingdom segment (which, for purposes of 2021, consists of the results obtained in the first five months of the year, until the establishment of JV VMED O2 UK and the elimination of this segment), and (ii) a standalone discussion of the results in 2021 of the new VMED O2 UK segment based on 100% of the results of JV VMED O2 UK since its establishment on June 1, 2021 until December 31, 2021, rather than based on our equity accounting of JV VMED O2 UK in our Consolidated Financial Statements. Gains registered on the establishment of JV VMED O2 UK, amounting to 4,460 million euros (see note 2 and 26 to the Consolidated Financial Statements), are recorded in "Other companies". Information included in this Annual Report on the accesses of the Group and the new VMED O2 UK segment as of December 31, 2021 includes 100% of the accesses of JV VMED O2 UK; and

•the Telxius Group ceased to be a reporting segment as a result of the sale of the telecommunications towers divisions in Europe and Latin America to American Tower Corporation (see Note 2 to the Consolidated Financial Statements). The Telxius Group’s results are currently included in "Other companies". As a consequence, the comparative results of "Other companies" and "Eliminations" for 2020 and 2019 and the corresponding comparative segmentation of assets and liabilities as of December 31, 2020 were restated. These changes have had no impact on the consolidated results of the Group. The result obtained for the sale of the telecommunications towers divisions of Telxius Group (including the additional sites acquired from Telefónica Germany GmbH & Co. OHG), amounting to 6,099 million euros (see Notes 2 and 22 to the Consolidated Financial Statements), is recorded in "Other companies".

As a result of these changes in 2021 the Telefónica Group has reported financial information, both internally and externally, according to the following segments: (i) Telefónica Spain, (ii) from January 1 to June 1, 2021 Telefónica United Kingdom and from June 1, 2021 onward VMED O2 UK (based on 100% of the results of JV VMED O2 UK, whose results are accounted for under the equity method for purposes of the Group’s results), (iii) Telefónica Germany, (iv) Telefónica Brazil and (v) Telefónica Hispam (formed by the Group's operators in Colombia, Mexico, Venezuela, Ecuador, Argentina, Chile, Peru and Uruguay).
The segments referred to above include the information related to the fixed, wireless, cable, data, Internet and television businesses and other digital services provided in the related region. Inter-segment transactions are carried out on an arm's length basis.
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
    The Group centrally manages borrowing activities, mainly through Telefónica, S.A. and other companies included in Other companies (see Note 19, Appendix III and Appendix V to the Consolidated Financial Statements),

so most of the Group's financial assets and liabilities are reported under Other companies. In addition, Telefónica, S.A. is the head of the Telefónica tax group in Spain (see Note 25 to the Consolidated Financial Statements). Therefore, a significant part of the deferred tax assets and liabilities is included under Other companies. For these reasons, the results of the segments are disclosed up through operating income.
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
Changes in the consolidation perimeter
The main changes in our consolidation perimeter in 2021 are related to the sale of Telxius Group’s telecommunications towers on June 1, 2021, June 3, 2021 and August 2, 2021, the closing of the transaction for the establishment of JV VMED O2 UK on June 1, 2021 (see Notes 2 and 10 to the Consolidated Financial Statements), the sale of Telefónica de Costa Rica on August 9, 2021 and the partial sale of InfraCo, SpA on July 1, 2021.
In particular, JV VMED O2 UK is the result of the combination of Telefónica’s and Liberty Global’s operating businesses in the United Kingdom (O2 Holdings Ltd. and Virgin Media UK, respectively). Following the establishment of the JV VMED O2 UK on June 1, 2021, Telefónica ceased to fully consolidate the results of O2 Holdings, Ltd (and the rest of the entities that comprised its former Telefónica United Kingdom segment) in its consolidated financial statements and started to account for JV VMED O2 UK's results under the equity method, based on its stake in the JV VMED O2 UK (50%). Therefore, since June 1, 2021, the results of Telefónica’s operations in the United Kingdom are reflected under a single heading of the consolidated income statement, “Share of income of investments accounted for by the equity method”. However, the VMED O2 UK segment information is presented under management criteria and shows 100% of JV VMED O2 UK’s results. For additional information on these changes and how segment information is presented in this Annual Report, see “Item 4. Information on the Company―History and Development of the Company―Business areas”.
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
Spectrum acquisition
Spectrum acquisitions have a significant impact on our CapEx.
In 2021, these acquisitions totaled 1,704 million euros, with 706 million euros corresponding to Telefónica Brazil, 515 million euros corresponding to our former Telefónica United Kingdom segment before the establishment of JV VMED O2 UK on June 1, 2021, 352 million euros corresponding to Telefónica Spain and 131 million euros corresponding to Telefónica Chile.
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
Individual Suspension Plan
On December 28, 2021, Telefónica Spain signed a Social Pact for Employment supported by the largest trade unions. Said Pact includes the Company’s differential commitments and is based on the following six lines of work: (1) equality and diversity; (2) new ways of working, flexibility and productivity; (3) incorporation and retention of talent; (4) reskilling and professional development; (5) functional and geographical mobility; and (6) a plan for the voluntary individual suspension of the employment relationship (the Individual Suspension Plan).
The present value of the estimated payment flows resulting from the Plan resulted in expenses amounting to 1,382 million euros before taxes in 2021, reflected in "Personnel expenses" (see Note 2 to the Consolidated Financial Statements).
Depreciation and amortization of assets held for sale
The consolidated assets and liabilities subject to a sale transaction are reclassified under ‘‘Non-current assets and disposal groups held for sale’’ and ‘‘Liabilities associated with non-current assets and disposal groups held for sale’’, respectively, in the consolidated statement of financial position . Additionally, the related non-current assets cease to be amortized and depreciated for accounting purposes once they are reclassified as assets held for sale.
At December 31, 2020, the companies of the Telefonica United Kingdom segment, the Europe and Latin America towers divisions of Telxius Group and Telefónica de Costa Rica were classified as held for sale, so their non-current assets ceased to be amortized and depreciated since the date of the signing of the relevant agreement (see Note 30 to the Consolidated Financial Statements).
At December 31, 2021, Telefonica Móviles El Salvador’s assets and liabilities were reclassified as held for sale. This reclassification had no impact on amortization and depreciation (see Note 30 to the Consolidated Financial Statements).
Foreign Exchange Effects and Hyperinflation in Argentina and Venezuela
Foreign exchange rates had a negative impact on our reported 2021 and 2020 results, mainly due to the depreciation of various Latin American currencies (in particular the Brazilian real) against the euro. Our reported results have also been impacted by hyperinflation adjustments in Argentina and Venezuela.
See also “-Exchange Rate Fluctuations”.
COVID-19
The COVID-19 crisis caused the greatest GDP fall of the last decades and adversely impacted the financial and operating performance of the Group in 2020 and, to a lesser extent, 2021. Among other effects, the COVID-19 crisis contributed to the depreciation of Latin American currencies against the euro. The exchange rates evolution, mainly of the Brazilian real, adversely affected the average exchange rates used to translate the financial statements of our Latin American subsidiaries in 2020 in comparison with 2019 and, to a lesser extent, in 2021 in comparison with 2020.
Revenues in 2020 were also affected by the reduction in the commercial activity, which was reflected in lower service revenues and handset sales. Telefónica experienced the most significant effects during the second quarter of 2020 as lockdowns imposed across the Group's markets put unprecedented pressure on commercial activity.
The impact of the pandemic in 2020 was partially mitigated by the measures taken to reduce costs (including a 33.3% reduction in CapEx in 2020) and by lower churn rates, offset in part by measures taken in certain countries in response to the pandemic, such as the offer of minimum connectivity services at a free or reduced price.
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
The various policies that are important to the portrayal of our financial condition, results of operations and cash flows include:
•accounting for non-current assets, including goodwill;
•deferred taxes;
•provisions;

•revenue recognition; and
•leases.
Non-current assets and goodwill
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
Accounting for non-current assets, such as long-lived assets and intangibles, involves the use of estimates for determining: (a) the fair value at the acquisition date in the case of such assets acquired in a business combination, and (b) the useful lives of the assets over which they are to be depreciated or amortized. We believe that the estimates we make to determine an asset’s useful life are “critical accounting estimates” because they require our management to make estimates about technological evolution and competitive uses of assets.
Upon the sale or contribution of a controlled business to an associate or joint venture, the Group measures and recognizes any retained interest at its fair value. The fair value assigned to the retained investment is determined on the basis of the business plan of the relevant associate or joint venture, and involves significant judgments when considering significant assumptions such as regarding the long-term OIBDA margin, long-term capital expenditure ratio, discount rate and perpetuity growth rate, each of which could be significantly affected by the future trends in the economic, competitive, regulatory and technological environment. In 2021, the 50% stake in VMED O2 UK Ltd., the parent company of our joint venture in the United Kingdom, was measured at fair value amounting to 12,012 million euros, as indicated in Note 10 to the Consolidated Financial Statements.
When an impairment in the carrying amount of an asset occurs, non-scheduled write-downs are made. We perform impairment tests of identifiable intangible and other non-current assets whenever there is reason to believe that the carrying value may exceed the recoverable amount, which is the higher of the asset’s fair value less costs to sell and its value in use. Furthermore, previously recognized impairment losses may be reversed when changes in the estimates used to determine the asset’s recoverable amount indicate that an impairment loss recognized in prior periods no longer exists or may have decreased.
The determination of whether the impairment of non-current assets is necessary involves the use of significant estimates and judgment that includes, but is not limited to, the analysis of the cause of potential impairment in value, the timing of such potential impairment and an estimate of the amount of the impairment, which requires the estimation of the future expected cash flows, discount rates and the fair value of the assets.
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
Non-scheduled write-downs of goodwill are made when an impairment in the carrying amount of goodwill occurs. We review, on a regular basis, the performance of our cash-generating units. We compare the carrying amount of the cash-generating unit to which the goodwill has been allocated with its recoverable amount. The determination of the recoverable amount of the cash-generating unit involves extensive use of estimates and significant management judgment is involved. Methods commonly used by us for valuations include discounted cash flow methods. In 2021, an impairment loss was recognized on the goodwill allocated to Telefónica's operations in Peru. For more information and a sensitivity analysis of the assumptions used in our impairment tests, see Note 7 to the Consolidated Financial Statements.

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
After facing in 2020 the worst recession since World War II (-3.1% global GDP contraction) the global economy began a strong recovery process in 2021 thanks to both the rapid rollout of effective vaccines and massive policy support. Nonetheless, persisting supply bottlenecks, rising inputs cost and the emergence of the Omicron variant partially hampered the momentum in the second half of the year. According to the October 2021 estimates from the International Monetary Fund (IMF), global GDP is expected to grow by 5.9% in 2021, well above its 2018-19 average growth pace of 3.2%. In the Euro area, economic activity is projected to expand by 5.1%, substantially accelerating from the 2020 figure (-6.4%) and 2018-19 average growth pace (1.7%). Robust domestic demand and labor market performance have been a key driver so far. In Latin America, the recovery also gained traction after a very strong economic performance during the first half of 2021 and several countries have already reached pre-pandemic GDP levels such as Brazil, Chile, Colombia or Peru. As a result, the region’s GDP is estimated to have increased 6.3% in 2021 after contracting by 7.0% in 2020 (2018-19: 0.7%). The main engines of growth were household consumption due to both higher domestic transfers and commodity prices and investment, especially in construction. However, lower access to vaccines and lesser supportive macroeconomic policies could jeopardize the ability to sustain growth in the region over the medium-term.

Operating environment by country
Spain
Following the recession experienced by the Spanish economy in 2020 (-10.8% of GDP), 2021 was a year of economic recovery. GDP grew by 5.0%, clearly above its 2018-19 average growth rate of 2.2% ―although GPD remains around 4% below its pre-pandemic level― supported by normalization and high vaccination rates (more than 10 p.p. over the EU average as of February 2, 2022), pent-up demand and the vigorous recovery in the labor market, with 350,000 more employed than at the pre-crisis peak. Domestic demand was the main GDP growth driver (4.7 p.p.) boosted by private consumption (5.1%) and fixed capital formation (4.2%).
Inflation accelerated from -0.5% to 6.5% year-on-year in December 2021, the highest value since the beginning of the European Monetary Union (2019: 0.8% and 2018: 1.2%), on the back of significant base effects, supply chain disruptions and very strong energy prices. Additionally, the rapid recovery of government revenues (tax collection was even higher than that obtained in 2019), has contributed to partially correcting the 2020 public deficit figure (11% of GDP) and is expected to have reached 7.9% of GDP in 2021 (Funcas Consensus).
For the ninth year in a row, the current account is estimated to have shown a surplus in 2021, representing 1.0% of GDP (Funcas Consensus), slightly above the 2020 figure (0.8% of GDP) but below its 2018-19 average of 2.0% of GDP.
United Kingdom
The British economy grew strongly in 2021 with GDP growth expected to reach 7.0% (HM Treasury Consensus Forecast), after the 2020 recession (-9.8%) and compared to 2018-19 average growth rate of 1.7%, registering the fastest growth among all G7 economies. Advances in vaccination, a large savings glut and a strong fiscal response helped boost the activity, leaving GDP close to its pre-pandemic level. Private consumption and fixed capital investment expanded by 4.0% and 5.5%, respectively. However, business investment (-0.3%) and net external demand (-1.1 p.p.) continued to be held back by uncertainty and Brexit effects (HM Treasury Consensus Forecast).

Inflation (CPI) has proven more persistent in 2021 and has accelerated to 5.4% in December from 0.8% in December 2020 due to higher energy and commodity prices and continuing supply shortages. In addition, the labor market has rebounded strongly, with vacancies reaching a record high level of almost 1.2 million in September 2021, and the unemployment rate is expected to stand at 4.6% (HM Treasury Consensus Forecast).
Against this backdrop, the Bank of England raised key interest rates by 0.15 p.p. to 0.25% on December 16, 2021, which may have had some impact on the year-end appreciation of the pound sterling to around 0.84£ per euro as of December 31, 2021.
Germany
In 2021, the German economy grew by 2.8%, substantially accelerating from its 2020 negative growth rate (-4.6%) and the 2018-19 average growth pace of 0.9%. The escalation of the pandemic since mid-October 2021, with changes in behavior and containment measures, and the shortage of key intermediate products in the manufacturing sector (such as semiconductors for auto production) hampered the recovery at the end of the year. As a result, private consumption is expected to have almost stalled (0.3%) and investment to fall short of the expectations (1.4%) resulting in a poor contribution to GDP growth of domestic demand of 1.3 percentage points in 2021 (Bundesbank). In contrast, the contribution of external demand turned positive again (+0.3 p.p.) after having reversed the trend last year (Bundesbank).
Inflation as measured by the Harmonized Index Consumer Prices (HICP) rose from -0.7% in December 2020 to 5.7% in December 2021 (preliminary estimate) due to the base effect of the temporary VAT rate reduction, supply bottlenecks and increased transport costs. The International Labor Office (ILO) unemployment rate is expected to have decreased to 3.6% in 2021, from 3.9% in 2020 (Bundesbank). Finally, the public deficit is estimated to have fallen slightly in 2021, potentially amounting to 4% of GDP (2020: 4.3% of GDP) reflecting still high crisis-related burdens.
Brazil
Brazilian GDP is estimated to have increased 4.5% in 2021 according to Consensus Economic Forecasts (“CFe” - Focus Survey, from Brazilian Central Bank), well above the 1.6% average growth rate during 2018-2019, after a 3.9% drop in 2020 due to the COVID-19 crisis.
Inflation, as measured by the Extended National Consumer Price Index (IPCA), was 10.1% at the end of 2021 (considerably above the target of 3.75%), compared to 4.5% in 2020 and 4.3% in 2019. The high inflation is related to several factors, such as the commodity prices boom, the hydrological crisis and currency depreciation. In this context, the basic interest rate (known as the Special Clearance and Escrow System rate - Selic rate) rose from 2.0% at the end of 2020 to 9.25% at the end of 2021.
The current account deficit reached 28.0 billion U.S. dollars in 2021 (12 months accumulated until November), compared to 25.9 billion U.S. dollars in 2020 and 65.0 billion U.S. dollars in 2019. Once more, the 2021 deficit was financed by capital inflows, such as foreign direct investments, which reached 50.7 billion U.S. dollars, above the 44.7 billion U.S. dollars in 2020, and portfolio investments, with an inflow of 32.0 billion U.S. dollars. Cash international reserves at the end of 2021 were 368 billion U.S. dollars (above the 356 billion U.S. dollars in 2020 and 357 billion U.S. dollars in 2019).
The 5Y Credit Default Swap reached 205 basis points at 2021 year-end, up from the 143 basis points at the end of 2020 and 99 basis points at the end of 2019. The Brazilian real depreciated against the U.S. dollar in 2021 by 7.4%. The exchange rate on December 31, 2021 was 5.58 Brazilian reals per U.S. dollar, compared to 5.20 Brazilian reals per U.S. dollar on December 31, 2020 and 4.03 Brazilian reals per U.S. dollar on December 31, 2019. Political and fiscal risks have contributed to diminish the attractiveness of the Brazilian real, despite higher interest rates and strong trade balance results.
Mexico
The Mexican economy is recovering from the crisis, but slowly and incompletely as activity slowed its pace in the third quarter of 2021 as a result of pandemic upsurge and supply chain disruptions. GDP is expected to have expanded by 5.4% (Banxico), well above the 2020 growth figure (-8.4%) and 2018-19 average growth rate (1.0%). Private consumption grew by 7.7% and investment by 9.8% in 2021 boosting domestic demand.
Inflation increased to 7.4% from 3.2% in 2020 (significantly above the Central’s Bank target of 3.0%) on account of the effects of both supply chains disruptions and production processes bottlenecks. Therefore, the

Central Bank raised policy rates by 150 basis points since its June 2021 meeting, bringing the monetary policy rate to 5.5%.
Finally, the current account is estimated to have worsened from 2.3% of GDP in 2020 to -0.3% of GDP in 2021 (Banxico). In addition, the exchange rate has depreciated 3.1% during the year as the currency amounted to 20.50 Mexican pesos per U.S. dollar on December 31, 2021 compared to 19.89 on December 31, 2020.
Venezuela
In 2021, the economy is expected to have stagnated. GDP is estimated to have contracted by 0.5% (Ecoanalítica), although the government has not released official economic data since September 2019.
Since the second half of 2019, commercial activity increasingly moved towards an unofficial and disorganized dollarization process. Local experts estimate that less than 35% of the population receive income denominated in foreign currencies. In light of the increased use of U.S. dollars in routine transactions, the government announced initiatives intended to make sure that transactions in U.S. dollars are conducted within the formal financial system.
The U.S. dollar price reference is the hedging mechanism that most commercial owners have adopted to deal with inflation and successive devaluation of the Bolivar. From 2019 to 2021, the government implemented more aggressive exchange rate policies, moving the official exchange rate in proportions similar to market references. The government made weekly interventions on the market, introducing an estimated 50-100 million U.S. dollars in to maintain exchange rates stable.
The hyperinflationary or high inflation process is improving as the Central Bank (BCV) reported an accumulated year-end inflation of 686%, which implies a significant reduction from 2,956% in 2020 and 9,585% in 2019.
Oil activity continues to be affected by the lack of investment in refineries and the effect of EU economic sanctions on the petroleum industry, with the resulting reduction in the number of operating drills. Nonetheless, some actions were taken in 2021 to increase the oil production. According to OPEC, Venezuela’s crude oil production reached 625 thousand barrels per day (“kbd”) in November 2021, almost 211 kbd more than in November 2020 but still 94 kbd less than in November 2019.
Chile
The Chilean economy is expected to have expanded around 12% in 2021 (Central Bank Consensus), showing a strong recovery from the 5.8% GDP contraction in 2020 (2018-19 average growth rate: 2.3%). Growth has been fueled by fiscal aid packages, continuity of expansionary monetary policies and additional pension funds withdrawals, all prompting private consumption to grow by 21% year-on-year. A successful COVID-19 vaccination campaign also contributed to growth recovery as most of the mobility and social distance restrictions were removed and new cases and fatalities fell abruptly.
The unemployment rate averaged 9.0% in 2021 (CFe), 1.6 p.p. below the 2020 average (10.6%), but still 1.0 p.p. higher than the 2019 average (8.0%). Compared to pre-pandemic levels there are still around 550 thousand jobs to recover.
CPI inflation reached 7.2% at the end of 2021, the highest rate since 2008 and well above the 3.0% policy target. Inflation accelerated as a result of a combination of COVID-19 related supply bottlenecks, increasing oil prices and high households’ liquidity. The Central Bank reacted to higher inflation (observed and expected) by raising monetary policy rates from 0.50% to 4.00% during the second half of 2021.
Public deficit represented 8.1% of GDP (CFe), 0.8 p.p. and 5.3 p.p. above the 2020 (7.3% of GDP) and 2019 (2.8% of GDP) levels, respectively. Sovereign debt remained rated as investment grade allowing the government to finance on better conditions compared to its regional and/or similar per capita GDP peers. The external accounts remained solid as a result of higher terms of trade and positive foreign direct investment and portfolio inflows. Foreign exchange reserves at the Central Bank increased by 12.0 billion U.S. dollars during 2021 and totaled 51.3 billion U.S. dollars by year end (16.4% of GDP), as the Central Bank executed an U.S. dollar buying program to strength its foreign exchange liquidity positions. The exchange rate closed the year at 850 Chilean pesos per U.S. dollar, depreciating by 25% compared to 2020 year-end (711). In addition to traditional market movers (terms of trade, interest rates differentials, country risk spreads, capital flows) an active political agenda added persistent volatility to exchange rate dynamics as political uncertainty remained elevated.

Argentina
After three consecutive years of recession (2018: -2.5%; 2019: -2.0% and 2020: -9.9%), the Argentine GDP is projected to have increased by 9.7% in 2021 (Central Bank Consensus), leaving the economic activity 0.9% below pre-pandemic levels, while private consumption, which represents nearly 70% of GDP, is expected to have increased by 8.5%. Nonetheless, several metrics such as the poverty rate (at 40.6%) or average real wage (-4.4% y-o-y) still reflect a significant social deterioration. The unemployment rate improved 2.4 p.p. to 9.1% in 2021, reaching 2018 levels.
However, despite the high terms of trade and the allocation by the IMF of SDRs (international reserve assets created by the IMF) totaling 4.4 billion U.S. dollars, the economy continues to be affected by high nominal/price instability. There was no improvement in the country risk indicators and volatility in the financial exchange rate market remained high (the gap between the official exchange rate and the financial exchange rate was 108% in the end of 2021). In any case, the agreement reached with the IMF avoids the default and is expected to substantially reduce uncertainty. The national CPI remained elevated at around 50% (from 36.1% in 2020), despite the price control measures.
The estimated current account surplus (CFe) in 2021 is 5.3 billion U.S. dollars (1.2% of GDP). This implies an improvement over 2020 (0.9% of GDP) and 2019 (-0.9% of GDP).
Finally, in 2021, the central government’s primary fiscal deficit projection was 2.3% of GDP, compared to 6.4% of GDP in 2020. Interest payments reached 1.7% of GDP in 2021, which together with the primary deficit, represented a total deficit of 4% of GDP. This is a slight improvement from the 2020 imbalance (8.4% of GDP).
Colombia
Colombian’s GDP rebounded strongly (9.6%) in 2021 (Central Bank Consensus) after an economic activity contraction (-6.8%) in 2020 due to shocks associated with the COVID-19 pandemic (2018: 2.5% and 2019: 3.3%), leaving the GDP level 1.8% above the pre-crisis level. Household consumption was the main driver of recovery (13.6% vs. -5.6% in 2020) thanks to the flexibilization of mobility restrictions, while investment grew 8.3% after it fell by 20.6% in 2020. The unemployment rate is expected to have declined to 13.8% from 16.1% in 2020, but still far from the 2018-19 average (10.1%).
Inflation rose to 5.6% year-on-year in 2021, well above the 1.6% recorded in 2020 and the Central Bank’s target (3%), reaching the highest rate seen since 2016 (3.8% in 2019 and 3.2% in 2018), due to increased food and energy prices. Domestic supply factors, exchange rate depreciation, as well as external pressures caused by higher commodities and energy global prices explained this trend. The Colombian peso closed the year at 4,083 Colombian pesos per U.S. dollar, a sharp depreciation of 18.9% despite the higher oil prices.
Current account deficit is estimated to have reached 16.6 billion U.S. dollars in 2021 (5.3% of GDP), levels not seen since 2015 when oil prices fell sharply (2020: 4.6%, 2019: 4.2% and 2018: 3.9%). This deterioration is explained by the boom in goods imports during the post-pandemic recovery, and despite strong oil prices.
Due to the increasing inflation and external vulnerability, along with the faster than expected economic recovery, the Central Bank of Colombia increased its key interest rate by 125 basis points between September 2021 and December 2021 from 1.75% to 3%.
Peru
In 2021, economic activity is expected to have grown 13.2% (Central Bank Consensus) after the 2020 contraction of 11.1% (2018: 4.0%, 2019: 2.2%), leaving GDP level 2.6% above its pre-crisis level, given the strength of investment (36%), favored by high commodity prices, and private consumption (11.2%). In this context, the unemployment rate declined 4.7 p.p. to 9.1% from December 2020 to November 2021 but is still far from the 2019-18 average (6.7%).
Inflationary pressures related to the international supply shock caused inflation to soar at year-end to 6.4% (2018: 2.2%, 2019: 1.9% and 2020: 2.0%), also negatively affecting real wages.
As a result, the Central Reserve Bank raised its policy key rate from 0.25% in July 2021 to 2.50% in December 2021. The fiscal deficit accumulated in the last 12 months continued to improve in the course of 2021, going from 8.9% to 3.3% of GDP between December 2020 and November 2021, the lowest deficit recorded since March 2020. This result was mainly influenced by the increase in tax revenues in a context of high commodities prices.

The Peruvian Nuevo Sol depreciated 10% against the U.S. dollar in 2021 reaching 3.99 Peruvian Nuevos Soles per U.S. dollar at year-end, similar to the depreciation experienced in 2020 (9.8%) and contrasting with the 1.7% appreciation in 2019. The trade surplus reached 13.7 billion U.S. dollars up to November 2021, and was higher than the 8.0 billion U.S. dollars surplus in the same period of 2020. This occurred in a context in which the reopening of economic activities and high commodities prices allowed higher exports.
Country risk, measured by the JP Morgan Emerging Markets Bond Index (EMBIG Peru), increased 38 basis points from a level of 132 at the end of 2020 to 170 by the end of 2021. As of the date of this Annual Report, long-term sovereign debt rating is investment grade by Fitch, Standard and Poor's and Moody's.
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
We estimate that in 2021 variations in currencies contributed to the year-on-year decrease in our consolidated revenues by approximately 2.3 percentage points. Currency fluctuations can also have a significant impact on our statement of financial position, particularly equity attributable to equity holders of the parent, and on our statement of cash flows, when translating the financial statements of subsidiaries located outside the Eurozone into euro. In 2021 equity attributable to equity holders of the parent increased by 4,088 million euros (impacted by the negative translation differences of Telefónica United Kingdom accumulated in equity at June 1, 2021 and reclassified to the income statement as a result of the establishment of JV VMED O2 UK (see Note 2 to the Consolidated Financial Statements), for an amount of 3,135 million euros). In addition, our cash and cash equivalents decreased by approximately 179 million euros due to the translation of the financial statements of our foreign subsidiaries, principally due to the depreciation of the Brazilian real relative to the euro.
We estimated that in 2020 variations in currencies decreased year-on-year growth in our consolidated revenues by approximately 6.5 percentage points. In 2020 equity attributable to equity holders of the parent decreased by 5,801 million euros and cash and cash equivalents decreased by approximately 402 million euros due to the translation of the financial statements of our foreign subsidiaries, principally due to the depreciation of the Brazilian real relative to the euro.
We estimated that in 2019 variations in currencies and hyperinflation in Argentina decreased year-on-year growth in our consolidated revenues by approximately 3.1 percentage points. In 2019, equity attributable to equity holders of the parent decreased by 95 million euros and cash and cash equivalents increased by approximately 7 million euros due to the translation of the financial statements of our foreign subsidiaries, principally due to the depreciation of the Brazilian real and Argentine peso relative to the euro.
Venezuela is considered as a hyperinflationary economy since 2009. The inflation rates used to prepare the financial information included herein are based on the National Consumer Price Index of Venezuela (Indice Nacional de Precios al Consumidor de Venezuela) published by the Central Bank of Venezuela, or where a definitive index is not available, the best estimation. On an annual basis, these rates are 686.4%, 2,959.8% and 9,585.5% for 2021, 2020 and 2019, respectively. The exchange rates used to convert items denominated in Venezuelan bolivar, once adjusted for inflation, in the Consolidated Financial Statements are the closing rates as of December 31, 2021, 2020 and 2019, which were 16.47 bolivar digital per U.S. dollar (synthetic exchange rate), 2,094,405 bolivar soberano per U.S. dollar (synthetic exchange rate) and 68,448 bolivar soberano per U.S. dollar (synthetic exchange rate), respectively. The bolivar fuerte was devalued in October 2021 and a new currency, the bolivar digital, was adopted.
Argentina is considered as a hyperinflationary economy since July 2018. The inflation rates used to prepare the financial information included herein are based on the National Consumer Price Index of Argentina (Indice de Precios al Consumidor con Cobertura Nacional de Argentina) published by the Central Bank of Argentina, or where a definitive index is not available, the best estimation. On an annual basis, this rate was 50.94% for 2021, 36.1% for 2020 and 53.3% for 2019. The exchange rate used to convert items denominated in Argentine peso, once adjusted for inflation, in the Consolidated Financial Statements are the closing rates as of December 31, 2021, 2020 and 2019, which were 102.7, 84.1 and 59.9 Argentine pesos per U.S. dollar, respectively.

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

	2019 (1)	2020 (1)	2021 (1)	% change 2019 to 2020	% change 2020 to 2021
	Average	Average	Average	Average	Average
Pound Sterling	0.88	0.89	0.86	1.34%	(3.29%)
U.S. Dollar	1.12	1.14	1.18	1.85%	3.69%
Brazilian Real	4.41	5.81	6.37	31.72%	9.66%
Argentine Peso (2)	67.26	103.23	116.37	53.48%	12.73%
Peruvian Nuevo Sol	3.73	3.98	4.59	6.50%	15.26%
Chilean Peso	785.32	901.81	896.59	14.83%	(0.58%)
Mexican Peso	21.55	24.36	23.98	13.05%	(1.57%)
Venezuelan Bolivar Digital (2)(3)	0.08	1.75	18.65	n.m.	n.m.
Colombian Peso	3,670.09	4,197.73	4,425.64	14.38%	5.43%
Notes:
n.m.:not meaningful
Source: Central treasury bank of the respective countries, except with respect to the Venezuelan bolivar digital
(1)    These exchange rates are used to convert the income statements of our subsidiaries from local currency to euro.
(2)    As Venezuela and Argentina are considered to be hyperinflationary economies, the income statement from operations in each such country is accounted for pursuant to the closing exchange rate of the relevant local currency to euro.
(3)    Due to the depreciation of the Venezuelan Bolivar Soberano, a new currency was created in 2021 called Bolivar Digital. For comparative purposes the value of the Venezuelan Bolivar Soberano in 2020 and 2019 has been divided by one million.
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

	2019	2020	2021
(Millions of euros)
Net cash from operating activities	15,022	13,196	10,268
Net cash from (used in) investing activities	(5,641)	(7,790)	5,896
Net cash used in financing activities	(9,021)	(5,438)	(12,990)
For additional details regarding our cash flows for the years ended December 31, 2019, 2020 and 2021, please see the Consolidated Statements of Cash Flows and Note 28 to our Consolidated Financial Statements.
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
In 2022, we expect to continue transforming our networks, evolving them towards all-IP hyper-connected networks, by investing in FTTx in key markets, and by expanding our mobile networks with LTE in most of our operations. We also expect to continue investing in TV and digital services to take advantage of the opportunities in the digital markets. We may also use funds to acquire new licenses engaged in complementary or related businesses in the digital world.
We also have liquidity requirements related to the costs and expenses relating to the operation of our business, financial investments (including investment commitments with joint venture partners), our payment of dividends, shareholder remuneration and pre-retirement payment commitments.
    We also have liquidity constraints related to debt service requirements in connection with our existing and future debt. At December 31, 2021, we had gross financial debt of 42,295 million euros compared with 50,420 million euros at December 31, 2020. For the amortization schedule of our consolidated gross financial debt at December 31, 2021 and a further description of financing activity in 2021, see “-Anticipated Sources of Liquidity” below. Our net financial debt decreased by 9,196 million euros to 26,032 million euros at December 31, 2021, compared with 35,228 million euros at December 31, 2020. The main factors contributing to the decrease in net financial debt in 2021 include the following: (i) net financial divestments of 9,466 million euros, mainly due to (1) the sale of the European and Latin American towers divisions of Telxius Group, (2) the establishment of JV VMED O2 UK, as a result of which Telefónica ceased to consolidate the debt of O2 Holdings Ltd. (Telefónica does not consolidate the debt of JV VMED O2 UK), (3) the sale to ATC of 4,080 sites that Telxius undertook to acquire from Telefónica Germany GmbH & Co. OHG, (4) the sale of Telefónica de Costa Rica, (5) the partial sale of InfraCo, SpA in Chile and the establishment of FiBrasil (Telefónica does not consolidate the debt of FiBrasil), partially offsetting (6) the acquisition of Cancom and (ii) our 2021 free cash flow generation of 2,648 million euros; which more than offset the impact of (i) our remuneration to shareholders of 1,460 million euros (mainly dividend payments and coupon payments on capital instruments); (ii) labor-related commitments of 844 million euros; (iii) the net amortization for capital instruments of 65 million euros and (iv) other net factors for a total of 549 million euros; this is mainly due to spectrum financing liabilities in Brazil net of the favorable court decisions in Brazil.
For a reconciliation of net financial debt to gross financial debt, see “—Presentation of Financial Information—Non-GAAP Financial Information—Net financial debt and net financial debt plus commitments”.

The following table describes our contractual obligations and commitments with definitive payment terms which may require significant cash outlays in the future. The amounts payable (including accrued interest payments) are as of December 31, 2021. For additional information, see our Consolidated Financial Statements.

	Payments Due by Period
Millions of euros	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Financial liabilities (1)	42,295	7,005	4,171	5,918	25,201
Lease liabilities (2)	8,070	1,679	2,859	1,684	1,848
Purchase and other contractual obligations (3)	12,823	4,003	5,015	2,115	1,690
Other liabilities (4)	2,128	413	1,715	—	—
Total	65,316	13,100	13,760	9,717	28,739
(1)Estimated future interest payments as of December 31, 2021 on our interest-bearing debt (not included above) are as follows: 1,150 million euros in 2022, 1,056 million euros in 2023, 981 million euros in 2024, 927 million euros in 2025, 875 million euros in 2026 and 8,143 million euros in subsequent years. With respect to floating rate debt, we estimate future interest payments as the forward rates derived from yield curves quoted for the different currencies on December 31, 2021. This item includes the fair value of derivatives classified as financial liabilities (i.e., those with a negative mark-to-market) and excludes the fair value of derivatives classified as current financial assets (995 million euros), and those classified as non-current (2,772 million euros) (i.e., those with a positive mark-to-market). For a more detailed description of our financial derivative transactions, see Note 19 to our Consolidated Financial Statements. For details of the composition of this item, see “—Liquidity and Capital Resources– Anticipated Sources of Liquidity”).
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

Commitments for short-term leases and low value leases amounted to 43 million euros as of December 31, 2021.
In addition, at December 31, 2021, we had short-term and long-term employee benefits provisions amounting to 1,003 million euros and 5,395 million euros, respectively, not included in the table above (see Note 24 to our Consolidated Financial Statements) and non-current and current account payables, such as trade payables, payables to suppliers of property, plant and equipment and payables for spectrum acquisitions, amounting to 1,733 million euros and 11,872 million euros, respectively (see Note 21 and 22 to our Consolidated Financial Statements), not included in the table above.
In addition, at December 31, 2021, JV VMED O2 UK had commitments amounting to 5,451 million euros related to purchase, programming, network and connectivity and other commitments not included in the table above (see Note 10 to our Consolidated Financial Statements).
For details of the composition of, and changes in, our debt, see “—Liquidity and Capital Resources—Anticipated Sources of Liquidity” and Note 18 "Financial Liabilities" to our Consolidated Financial Statements.
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
We hold most our cash and cash equivalents in demand and three-month time deposits in euro. Additionally, we hold cash and cash equivalents in time deposits in U.S. dollars, typically with a term of less than one year. These transactions are executed with financial counterparties that have credit ratings that satisfy Telefónica’s standards.

In recent years, we raised funds by issuing principally equity instruments (undated deeply subordinated securities and mandatory convertible notes) and debt securities. We have also raised funds through a series of asset divestitures. In 2021, the main sources of funds came from the sale of the European and Latin American tower divisions of Telxius to American Tower Corporation for an amount of 6,346 million euros and 887 million euros, respectively, and the completion of the agreement between Telefónica and Liberty Global plc to combine their respective operating businesses in the United Kingdom in a 50:50 joint venture, pursuant to which Telefónica received 5,376 million pounds sterling of proceeds in total after an equalization payment of 2,622 million pounds sterling. We also completed the sale of Telefónica de Costa Rica and the sale of 60% of the shares of InfraCo, SpA to KKR Alameda Aggregator.

Financing
The following table shows the amortization schedule of our consolidated gross financial debt at December 31, 2021 as stated in euro, excluding estimated future interest payments. We may have exchange rate financial derivatives as instruments assigned to the underlying debt instruments. The table below includes the fair value of derivatives classified as financial liabilities (i.e., those with a negative mark-to-market) and excludes the fair value of derivatives classified as current financial assets (995 million euros), and those classified as non-current (2,772 million euros) (i.e., those with a positive mark-to-market). For description of the liquidity risk we face, see Note 19 to our Consolidated Financial Statements, and for a description of our financial liabilities, see Note 18 to our Consolidated Financial Statements.

Millions of euros
	Current	Non-current
Maturity	2022	2023	2024	2025	2026	Subsequent years	Non-current total	Total
Debentures and bonds	3,910	1,447	1,132	2,835	2,109	22,487	30,010	33,920
Promissory notes & commercial paper	1,091	47	127	54	12	157	397	1,488
Total Issues	5,001	1,494	1,259	2,889	2,121	22,644	30,407	35,408
Loans and other payables	1,647	607	645	636	212	946	3,046	4,693
Derivative instruments	357	134	32	15	45	1,611	1,837	2,194
Total	7,005	2,235	1,936	3,540	2,378	25,201	35,290	42,295
Notes:
- Estimated future interest payments as of December 31, 2021 on our interest-bearing debt (not included above) are as follows: 1,150 million euros in 2022, 1,056 million euros in 2023, 981 million euros in 2024, 927 million euros in 2025, 875 million euros in 2026 and 8,143 million euros in subsequent years. With respect to floating rate debt, we estimate future interest payments as the forward rates derived from yield curves quoted for the different currencies on December 31, 2021.

During 2021, we obtained financing (excluding the refinancing of euro commercial paper and short-term banking loans) totaling approximately 6,667 million euros of which 2,954 million euros was at the Group level, 1,650 million euros were obtained by the joint venture with Allianz, 1,976 million euros equivalent by JV VMED O2 UK and

87 million euros equivalent by FiBrasil. Our financing activity in 2021 was focused on maintaining a solid liquidity position, as well as refinancing and extending the debt maturities (in an environment of low interest rates).
For a description of our financing, see Note 18 to our Consolidated Financial Statements.
Our borrowing requirements are not significantly affected by seasonal trends.
Availability of funds
At December 31, 2021, we had funds available (including cash and cash equivalents, undrawn lines of credit and current financial assets) totaling 24,586 million euros. This amount included: undrawn lines of credit for an amount of 12,182 million euros (11,791 million euros expiring in more than 12 months); cash and cash equivalents and certain current financial assets.
We believe that, in addition to internal generation of funds, our working capital, our medium-term note program, our euro commercial paper program, our corporate domestic promissory note program and available lines of credit will allow us to meet our future capital requirements, including (according to our liquidity policy) gross debt maturities in the next 12 months.
For a description of our liquidity and undrawn lines of credit available at December 31, 2021, see Note 18 to our Consolidated Financial Statements, and for a discussion of our liquidity risk management and our capital management, see Note 19 to our Consolidated Financial Statements.
Telefónica, S.A. is the parent company of the Telefónica Group and receives funding from its subsidiaries in the form of dividends and loans. Consequently, certain restrictions on the ability of the Group’s subsidiaries to transfer funds to Telefónica, S.A. in the form of cash dividends, loans or advances, capital repatriation and other forms would negatively affect our liquidity and thus our business.
Certain Latin American economies, such as currently Venezuela or Argentina, have experienced shortages in foreign currency reserves and their respective governments have adopted restrictions on the ability to transfer funds out of the country and/or convert local currencies into U.S. dollars. This may limit our ability to repatriate funds out of certain subsidiaries from such countries. Regarding net repatriation of funds to Spain, in 2021 we received 1,087 million euros from our Latin American subsidiaries, of which 712 million euros were related to dividends.

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
At December 31, 2021, Telefónica, S.A.’s long-term issuer default rating is "BBB stable outlook" from Fitch, “BBB- stable outlook" from Standard & Poor's and “Baa3 stable outlook" from Moody's. During 2021, there have not been changes in the long-term credit ratings by any of the three agencies. The last changes in the credit ratings took place in 2020 when Standard and Poor’s revised the outlook to “negative“ from “stable” on April 1, 2020 and later, on November 20, 2020 downgraded the rating to “BBB - stable” from “BBB negative”. On November 7, 2016 Moody's downgraded the rating to “Baa3 stable” from “Baa2 negative” and on September 5, 2016 Fitch downgraded the rating to “BBB stable” from “BBB+ stable”.
In 2021, measures taken to protect the credit rating included an active portfolio management through the closing of the sale of the telecommunications towers divisions in Europe (Spain and Germany) and in Latin America (Brazil, Peru, Chile and Argentina), the completion of the sale of Telefónica de Costa Rica and the sale of Telefónica Móviles El Salvador (which was completed in January 2022).

Telefónica also closed various strategic deals to reinforce its business profile, first, with Liberty Global plc, with respect to the combination of their respective operating businesses in the United Kingdom in a 50-50 joint venture;

second, the sale of 60% of the shares of InfraCo, SpA to KKR Alameda Aggregator, which will provide wholesale connectivity services to Telefónica Chile on InfraCo, SpA’s fiber network; and, finally, the agreement with CDPQ for the construction, development and operation of a fiber (FTTH) network in Brazil. In addition, Telefónica Colombia has entered into a sale and purchase agreement regarding certain fiber assets with a Colombian company controlled by KKR.
Telefónica decided to maintain the distribution of dividends for fiscal year 2021 through two voluntary scrip dividends.
Telefónica Spain signed a Social Pact for Employment supported by the largest trade unions that contemplates an Individual Suspension Plan of employment, on a fully voluntary basis.
Intra-group Loans
We lend funds to our operating subsidiaries, directly or through holding companies that head our different lines of business. At December 31, 2021, companies in the Telefónica Group owed Telefónica, S.A. a total of 3,772 million euros (10,140 million euros at December 31, 2020), including amounts due under intra-group loans and dividends distributed and uncollected at December 31, 2021. Funds provided by Telefónica, S.A. to its subsidiaries are derived from retained cash flows, loans, bonds, issuances of undated deeply subordinated securities and other sources (such as dividends and asset disposals). For additional information, see "Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Intra-Group Loans".
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
Telefónica bases its innovation strategy on the balance between two main models:
–First, through our internal research, development and innovation (R&D&i), for which we have developed our own innovation model, which allows us to leverage R&D&I results and capabilities in developing commercial products and services benefiting from knowledge gained in collaborations with research centers, technological institutes and universities, amongst other sources; and
–Second, through the creation of open innovation ecosystems, in which the “Wayra” initiative stands out as a global program designed to connect entrepreneurs, start-ups, investors, venture capital funds and public and private organizations around the world to promote innovation in collaboration with other actors.
In addition to these two models, Telefónica seeks to promote the development of sustainable solutions that generate a positive impact on the environment and on the economic, social and technological progress of the regions in which we operate. To this effect, Telefónica invests in promoting sustainable innovation projects and in the activities that improve the accessibility of our solutions to all groups.
Internal Research, Development and Innovation:
Telefónica believes that competitive advantage cannot be based solely on acquired technology, and so has considered the promotion of internal R&D&I activities as a strategic axis, in an effort to achieve this differentiation and move forward in other activities which support the sustainability of our business.
To this end, Telefónica Group’s internal innovation policy focuses on contributing solutions that support Telefónica’s commitment to developing a responsible business under the criteria of economic, societal and environmental sustainability, by:
•Developing new products and services that enable growth and competition in an increasingly global environment, while being adapted to the diversity and local needs of each market;
•Increasing the revenue potential related to new products by creating value from the intellectual property rights of the generated technology;
•Increasing our customers' loyalty and satisfaction;

•Increasing the revenues, profits and value of the Company;
•Increasing the quality of our infrastructure and services;
•Strengthening our relationship with our technology and solutions providers; and
•Improving business processes and operations with the aim of optimizing resources, increasing efficiency and reducing environmental impact.
During 2021, we carried out numerous technological innovation projects focused on sustainability, process efficiency, the creation of new sources of revenue, customer satisfaction, the consolidation of our presence in new markets and technological leadership.
The technological innovation activities of Telefónica are focused on three main areas:
a.Telecommunication Networks. These activities are related to new radio access technologies such as 5G and its future evolution into 6G, optical fiber access technologies, core and transport network technologies on the virtualization of network functions, or software defined networks, and projects related to end-to-end network optimization, which enable us to have a much more flexible and adaptable network that is dynamically adaptable to the new requirements of digital services and customers, in line with the “network slicing” paradigm. Another area of innovation is the development of Edge Computing technologies that enable network resources to be used to provide services to customers through computing and storage infrastructure that is closer to them, and can follow the user allowing faster communication between applications and servers by leveraging the existing telecommunications infrastructure. This category also encompasses all innovation activities with a purpose of efficiently deploying the network in remote, sparsely populated or difficult-to-serve areas in order to deliver connectivity to a much wider population.
b.The development of new products and services which are carried out within the framework of the digital services strategy. Products and services for the mass market include: interpersonal communication of the future with natural access, taking advantage of the possibilities of the Internet and smartphones, including the personal assistant Aura; Big Data and enhanced privacy and security of our customers information in the Fourth Platform, Video and entertainment services with a distinctive user experience on all connected devices, etc. Products and services for the B2B market include: a wide portfolio of Cloud and Cybersecurity services, Internet of Things platforms and connectivity, Big Data, Artificial Intelligence and Blockchain, with vertical services tailored to mobility, energy efficiency or retail sectors among many others.
c.Experimental and applied research: with a medium and long-term outlook, Telefónica also has specialized scientific groups whose mission is to investigate the possibilities of new networks and services and to solve the technological, social and environmental challenges that arise.
The total research and development ("R&D") expense in the Group for 2021 amounted to 835 million euros, 12.9% lower than the 959 million euros incurred in 2020 (866 million euros in 2019). These expenses represented 2.1%, 2.2% and 1.8% of the Group’s consolidated revenues for 2021, 2020 and 2019, respectively. These figures were calculated using guidelines of the Organization for Economic Co-operation and Development ("OECD") manual.
During 2021, Telefónica registered 16 new patent applications, 9 of which were European applications, and 7 of which were international applications (PCT). All of them were registered through the Spanish patent and trademark office (OEPM). Moreover, three industrial designs with European scope and one with Spanish scope were registered through the European Union Intellectual Property Office (EUIPO). This means an increase of 14% in the number of patents, compared with the 14 patent applications of 2020 (27 in 2019).
At the end of 2021, the Telefónica Group had a portfolio of 336 active patents, 75 industrial designs and 10 utility models, resulting in a portfolio of 421 registered intangible assets (440 as of December 31, 2020).
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

Wayra has seven physical hubs in Europe and Latin America serving 9 countries. In 2020 Telefónica launched Wayra X, a 100% digital hub. In 2021 Wayra launched Wayra Builder, to capitalize on existing technology and talent and create our own startups from scratch, and Wayra Next Trend, to allow start-ups to connect with the consumer market.
In addition to Wayra, Telefónica’s Connected Open Innovation family includes:
•Open Future, which is the Regional Open Innovation Strategy of Telefónica in partnership with public and private entities. Present in more than 35 hubs worldwide, we foster the development of the regional entrepreneurial ecosystems and support more than 800 startups. Our goal is to decentralize and democratize entrepreneurship.
•Telefónica Ventures, which is Telefónica’s corporate venture vehicle for strategic investments. Telefónica Ventures aims to address the big challenges facing the telecommunications industry and create new businesses leveraging cutting edge technology. It invests, directly in startups or through a network of leading venture capital funds in key markets, to build strategic partners fully aligned with the Group’s global strategy.
•Telefónica Tech Ventures, which is the venture capital global vehicle for cybersecurity, founded by Telefónica Innovation Ventures and ElevenPaths, in order to invest in the best cybersecurity startups and develop new business together.
•Telefónica Activation Programme, which was created to scale start-up solutions in the market by offering exclusive and free access to new technologies using Telefónica platforms and the personalized support of Telefónica’ s experts to promote the solution through Telefónica's platforms at no extra cost.
Telefónica launched Wayra in 2011. During these ten years of activity, it has helped create and transform local entrepreneurship ecosystems in Europe and Latin America investing in 800 startups, contributing to the creation of more than 10,000 highly skilled Jobs.
Wayra invested in 49 startups in Europe and Latin America in 2021, for a total amount of 6.7 million euros.
At the end of 2021, Wayra had more than 400 active startups, of which over 100 startups are already working with Telefónica and Telefónica’s customers. In 2021 Wayra launched de Scale Up Spain Network, together with Fundación Innovación Bankinter and Endeavor with the objective to develop a more mature scaleup ecosystem in Spain.
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
In 2021, Telefónica’s performance demonstrates progress made towards the economic and social recovery of the markets in which we operate as the world continues to emerge from the worst effects of the pandemic. We aim to help society thrive and we build a greener future through digitization and technology (5G, fiber, Open RAN, green energy).
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
•Third, to maximize efficiency and savings from the digitalization and simplification processes, Telefónica has launched several cost control measures as well as significant restructuring programs such as the Individual Suspension Plan adopted under the III Collective Agreement of Related Companies in Spain in 2021.
•Fourth, Telefónica focuses on customer’s needs, making their life and digital experience easier through customized offers.
On November 27, 2019 the Company presented the following strategic decisions:
•Focus on our four key markets: Spain, Brazil, Germany and the United Kingdom (in-market consolidation with the creation of JV VMED O2 UK in the UK).
•The creation of Telefónica Tech, the fast-growing technology company involving Cybersecurity & Cloud Tech and IoT & Big Data Tech, that plays a key role in the economic recovery, leveraging on strong capabilities to help customers to digitally transform. During 2021 Telefónica Tech has proactively reinforced its capabilities through acquisitions, including Cancom UK&I, Altostratus, and Geprom.
•The creation of Telefónica Infra, which has focused on pursuing value creation opportunities during 2021, in line with the Group’s strategy of crystallizing the value of its infrastructure assets and capabilities, improving the competitive position of Telefónica’s operating business units by accelerating their FTTH rollout, while capturing future value upside from its infrastructure assets and co-investments. During 2021 the creation of fiber vehicles (UGG in Germany, FiBrasil in Brazil, InfraCo, SpA in Chile and Onnet Fibra Colombia S.A.S in Colombia) has allowed the creation of growth opportunities, together with a pipeline of potential value-accretive infra deals, including the partial sale of some of these vehicles.
•The operational spin-off of Hispanoamérica (Hispam) to unify management, capture operational synergies and attract investment
•The reorganization of the corporate center to adapt it to the new strategy.
Telefónica Group continues to strive for enhanced efficiency and to drive digitalization initiatives across our operating businesses and corporate center, in order to improve the services to our customers, grow and take advantage of the Group's scale and synergies in order to confront various factors that have contributed to the fact that Telefónica has experienced a downward trend, in some key financial performance indicators during the 2019-2021 period, although we are now experiencing a positive momentum in organic revenue and OIBDA growth, as our performance in 2021 demonstrates successful delivery against our strategic priorities and the fulfillment of our upgraded full year-targets.
•First, currencies such as the Brazilian real, the Venezuelan bolivar and the Argentine peso have continuously depreciated.
•Second, the high inflation in certain countries such as Argentina and Venezuela affected cost growth in numerous markets where Telefónica is present which was not fully offset by increases in tariffs.
•Third, Telefónica's business is highly regulated, which affects its revenues and imposes costs on its operations. For example, regulation sets the fixed rates that Telefónica may charge for calls received from other companies’ networks and regulators have progressively reduced these rates in recent years.
•Fourth, in recent years Telefónica has experienced intense competition in the markets where it operates, resulting in more bundled offers and making it difficult to monetize value added services.

•Lastly, Telefónica continues to redefine its processes, and re-adapt its resource necessities, partially with respect to personnel, which has resulted in the recording of various provisions, especially in Spain, which have and will continue to affect our results.

E. Critical Accounting Estimates
Not applicable.
F. Non-GAAP Financial Information
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
After the implementation of IFRS 16 Leases in 2019, most of the lease expenses that affected OIBDA until 2018 affect instead depreciation and amortization and net financial expenses, resulting in higher reported OIBDA under IFRS 16, which is therefore not directly comparable with OIBDA for the years before 2019.
The following table provides a reconciliation of our OIBDA to operating income for the periods indicated.

Year ended December 31,
Millions of euros	2019	2020	2021
Operating income	4,537	4,139	13,586
Depreciation and amortization	(10,582)	(9,359)	(8,397)
Operating income before depreciation and amortization	15,119	13,498	21,983

The following tables provide a reconciliation of OIBDA to operating income for the Group and for each of the Group’s segments for the periods indicated.

2019
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Operating income	1,706	910	(137)	1,746	(235)	659	(112)	4,537
Depreciation and amortization	(2,013)	(1,204)	(2,463)	(2,516)	(2,268)	(385)	267	(10,582)
Operating income before depreciation and amortization	3,719	2,114	2,326	4,262	2,033	1,044	(379)	15,119

2020
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Operating income	2,862	1,675	(85)	1,223	(1,284)	(109)	(143)	4,139
Depreciation and amortization	(2,184)	(389)	(2,394)	(1,965)	(2,274)	(468)	315	(9,359)
Operating income before depreciation and amortization	5,046	2,064	2,309	3,188	990	359	(458)	13,498

2021
Millions of euros	Telefónica Spain	Telefónica United Kingdom(1)	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Operating income	1,224	919	30	1,220	(155)	10,292	56	13,586
Depreciation and amortization	(2,153)	—	(2,394)	(1,918)	(1,873)	(356)	297	(8,397)
Operating income before depreciation and amortization	3,377	919	2,424	3,138	1,718	10,648	(241)	21,983
(1) Our former Telefónica United Kingdom segment was replaced by our new VMED O2 UK segment on June 1, 2021. For additional information on this change and how segment information is presented in this Annual Report, see “Item 4. Information on the Company―History and Development of the Company―Business areas”. In particular, in the 2021 table, the “Telefónica United Kingdom” column reflects the results of such segment from January 1, 2021 until its elimination on June 1, 2021.

The OIBDA of "Other companies" for 2021 includes the gains on the sale of the towers divisions of Telxius, amounting to 6,099 million euros and from the establishment of JV VMED O2 UK, amounting to 4,460 million euros (see Note 4 to the Consolidated Financial Statements).
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

Year ended December 31,
Millions of euros	2019	2020	2021
Operating income	4,537	4,139	13,586
Depreciation and amortization	(10,582)	(9,359)	(8,397)
OIBDA	15,119	13,498	21,983
Capital expenditures in intangible assets	(2,733)	(1,266)	(2,981)
Capital expenditures in property, plant and equipment	(6,051)	(4,595)	(4,286)
CapEx	(8,784)	(5,861)	(7,267)
OIBDA-CapEx	6,335	7,637	14,716
Spectrum acquisitions	1,501	126	1,704
OIBDA-CapEx excluding spectrum acquisitions	7,836	7,763	16,420

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
The following table presents a reconciliation of net financial debt, net financial debt plus leases, net financial debt plus commitments and net financial debt plus leases plus commitments as of December 31, 2021 and 2020 to the Telefónica Group’s gross financial debt as indicated in the consolidated statement of financial position.

Millions of euros	12/31/2020	12/31/2021
Non-current financial liabilities	42,297	35,290
Current financial liabilities	8,123	7,005
Gross financial debt	50,420	42,295
Cash and cash equivalents	(5,604)	(8,580)
Other current financial assets	(2,489)	(3,823)
Cash and other current financial assets included in "Non-current assets and disposal groups held for sale" (see Note 30 to the Consolidated Financial Statements)	(958)	(7)
Positive mark-to-market value of long-term derivative instruments	(3,666)	(2,772)
Other liabilities included in "Payables and other non-current liabilities"	304	933
Other liabilities included in "Payables and other current liabilities"	60	455
Other assets included in "Financial assets and other non-current assets"	(1,471)	(1,808)
Other assets included in "Receivables and other current assets"	(320)	(468)
Other current assets included in "Tax receivables"	—	(250)
Financial liabilities included in "Liabilities associated with non-current assets and disposal groups held for sale" (see Note 30 to the Consolidated Financial Statements)	—	35
Mark-to-market adjustment by cash flow hedging activities related to debt	(1,048)	22
Net financial debt	35,228	26,032
Lease liabilities	6,469	8,080
Net financial debt plus leases	41,697	34,112
Gross commitments related to employee benefits	5,841	6,337
Value of associated long-term assets	(122)	(94)
Tax benefits	(1,513)	(1,626)
Net commitments related to employee benefits	4,206	4,617
Net financial debt plus commitments	39,434	30,649
Net financial debt plus leases plus commitments (*)	45,903	38,729
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
The following table presents the reconciliation between the Telefónica Group’s Net cash flow provided by operating activities as indicated in the consolidated statement of cash flows and the free cash flow for 2021, 2020 and 2019:

Millions of euros	2019	2020	2021
Net cash flow provided by operating activities	15,022	13,196	10,268
(Payments on investments)/Proceeds from the sale of investments in property, plant and equipment and intangible assets, net	(7,659)	(7,020)	(6,164)
Dividends paid to non-controlling interests	(686)	(471)	(410)
Payments for commitments related to employee benefits	840	963	844
Payments of financed spectrum without explicit interest	(87)	(87)	(108)
Free Cash Flow excluding lease principal payments	7,430	6,581	4,430
Lease principal payments	(1,518)	(1,787)	(1,782)
Free Cash Flow	5,912	4,794	2,648

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management
During 2021, our Board of Directors met 13 times. As of February 25, 2022, our Board of Directors had met twice during 2022. As of February 25, 2022, our directors, their respective positions on our Board and the year they were first appointed were as follows:

Name	Age	First Appointed	Current Term Ends
Chairman
Mr. José María Álvarez-Pallete López (1)	58	2006	2025
Vice-Chairmen
Mr. Isidro Fainé Casas (1)(2)	79	1994	2024
Mr. José María Abril Pérez (1)(3)(6)	69	2007	2022
Mr. José Javier Echenique Landiríbar (1)(4)(7)	70	2016	2024
Members
Mr. Ángel Vilá Boix (1)	57	2017	2022
Mr. Juan Ignacio Cirac Sasturain (5)(6)(8)	56	2016	2024
Mr. Peter Erskine (1)(6)(7)	70	2006	2024
Ms. Carmen García de Andrés (5)(4)(8)	59	2017	2025
Ms. María Luisa García Blanco (5)(7)(8)	56	2018	2022
Mr. Peter Löscher (1)(4)(7)	64	2016	2024
Ms. Verónica Pascual Boé (6)	43	2019	2024
Mr. Francisco Javier de Paz Mancho (1)(5)(7)(8)	63	2007	2022
Mr. Francisco José Riberas Mera	57	2017	2025
Ms. María Rotondo Urcola (4)(8)	57	2021	2022
Ms. Claudia Sender Ramírez (6)(8)	47	2019	2024
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
(5) Member of the Regulation and Institutional Affairs Committee.
(6) Member of the Strategy and Innovation Committee.
(7) Member of the Nominating, Compensation and Corporate Governance Committee.
(8) Member of the Sustainability and Quality Committee.
Board Committees
At February 25, 2022, the Committees of our Board of Directors and members thereof are as follows:
Executive Commission
Our Board of Directors has expressly delegated all of its authority and power to the Executive Commission except as prohibited by the Spanish Corporation Act, under our Articles of Association, or under our Board Regulations. This Commission is made up of fewer directors and meets more frequently than our Board of Directors. The members of the Executive Commission are Mr. José María Álvarez-Pallete López (Chairman), Mr. Isidro Fainé Casas, Mr. José María Abril Pérez, Mr. José Javier Echenique Landiríbar, Mr. Ángel Vilá Boix, Mr. Peter Erskine, Mr. Francisco Javier de Paz Mancho, Mr. Peter Löscher and Mr. Pablo de Carvajal González, as Secretary. During 2021, the Executive Commission met 19 times and, as of the date of this Annual Report, had met three times in 2022.

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
The Audit and Control Committee meets at least once per quarter and as many times as considered necessary. During 2021, the Audit and Control Committee met 11 times and, as of the date of this Annual Report, had met twice in 2022. The members of the Audit and Control Committee are Mr. Peter Löscher (Chairman), Mr. José Javier Echenique Landiríbar, Ms. Carmen García de Andrés and Ms. María Rotondo Urcola. Our Board of Directors has determined that all the members of the Audit and Control Committee meet the requirements of an “audit committee financial expert” as such term is defined by the SEC.
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
The members of the Nominating, Compensation and Corporate Governance Committee are Mr. José Javier Echenique Landiríbar (Chairman), Mr. Peter Erskine, Mr. Peter Löscher, Ms. María Luisa García Blanco and Mr. Francisco Javier de Paz Mancho. During 2021, the Nominating, Compensation and Corporate Governance Committee met 12 times, and as of the date of this Annual Report, it had met three times in 2022.
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
The members of the Regulation and Institutional Affairs Committee are Mr. Francisco Javier de Paz Mancho (Chairman), Ms. María Luisa García Blanco, Ms. Carmen García de Andrés and Mr. Juan Ignacio Cirac Sasturain. During 2021, the Regulation and Institutional Affairs Committee met 11 times, and as of the date of this Annual Report, the Committee had met twice in 2022.
Strategy and Innovation Committee
In 2016, the Strategy Committee and the Innovation Committee merged into a new Committee, the so-called Strategy and Innovation Committee. Without prejudice to any other tasks granted to it under article 26 of the Regulations of the Board of Directors, the primary duty of this Committee is to support the Board of Directors in the analysis and implementation of the global strategy policy of the Telefónica Group. The Strategy and Innovation Committee is also responsible for advising and assisting in all matters regarding innovation. Its main object is to examine, analyze and periodically monitor the Group’s innovation projects, provide guidance and help ensure the implementation and development of innovation initiatives across the Group. The members of the Strategy and Innovation Committee are Mr. Peter Erskine (Chairman), Mr. José María Abril Pérez, Mr. Juan Ignacio Cirac Sasturain, Ms. Verónica Pascual Boé and Ms. Claudia Sender Ramírez. The Strategy and Innovation Committee met 11 times during 2021, and as of the date of this Annual Report, it had met twice in 2022.
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
The members of the Sustainability and Quality Committee are Ms. María Luisa García Blanco (Chairman), Mr. Juan Ignacio Cirac Sasturain, Ms. Carmen García de Andrés, Mr. Francisco Javier de Paz Mancho, Ms. María Rotondo Urcola and Ms. Claudia Sender Ramírez. During 2021 the Sustainability and Quality Committee met 10 times and, as of the date of this Annual Report, had met twice in 2022.
Biographies of Directors
Mr. José María Álvarez-Pallete López serves as the Chairman of our Board of Directors and Chief Executive Officer of the Company. He is currently Chairman of the Telefónica Foundation, trustee of the Profuturo Foundation and member of Board of Trustees of ”la Caixa” Banking Foundation since February 2022. He is also member of the

Advisory Council of SEAT, S.A. since March 2019 and Chairman of the Board of GSMA since February 2022. He is also member of the Board of Directors of VMED O2 UK Ltd. He began his career at Arthur Young Auditors in 1987. In 1988, he joined Benito & Monjardín/Kidder, Peabody & Co. In 1995, he joined Compañía Valenciana de Cementos Portland, S.A. (CEMEX) as head of the Investor Relations and Analysis department. In 1996, he was promoted to Chief Financial Officer in Spain, and in 1998, to Chief Administration and Financial Officer of CEMEX Group in Indonesia, headquartered in Jakarta, and he was appointed member of the Board of CEMEX Asia, Ltd. In February 1999 he joined the Telefónica Group as General Manager of Finance for Telefónica International, S.A. In September of the same year he was promoted to Chief Financial Officer of Telefónica. In July 2002, he was appointed Chairman and Chief Executive Officer of Telefónica Internacional, S.A.U.; in July 2006 General Manager of Telefónica Latin America, and in March 2009, Chairman of Telefónica Latin America. He has been the Chairman of Telefónica Europa since September 2011 and a member of Telefónica, S.A.'s Board of Directors since July 2006. Since September 2012 and until April 2016, Mr. Álvarez- Pallete served as Chief Operating Officer. Since April 2016 he is the Chairman of our Board of Directors and Chief Executive Officer of the Company. In 2001, he was awarded as ‘CFO Europe Best Practices’ at Mergers & Acquisitions 2000 by CFO Europe Magazine, and in 2003 as Member of Merit at the Iberian-American Forum of the Carlos III Foundation. In 2007 he was awarded with the Gold Master of the Executive Management Forum and in 2011, he received the Personality of the Year in Economics Award granted by the Spanish newspaper “El Economista”. In 2013 the Spanish Telecommunication Engineers Association awarded him with the Excellence Award of that same year, for his contribution to the development of telecommunications. In 2014, Mr. José María Álvarez-Pallete received Medalla Sorolla by the Hispanic Society of America and he was named “Innovative Corporate Leader of the Year” by the Latin Trade magazine and the magazine FastCompany included him in its "100 Most Creative People in Business 2014". In 2016, he was named the "Best CEO" in Spain by Forbes Magazine and the Consejo Superior de Deportes granted him the entry in the Royal Order of Merit Sports in the category of Bronze Medal. In 2019 he was granted with the Cross of Military Merit with white distinction, he received the "Manager of the Year" award in the Large Corporations category granted by the Asociación Española de Directivos, and was chosen “Business Leader of the Year” by the Spain-US Chamber of Commerce. In 2020, he was awarded with the ECOFIN prize for "Financiero del Año" and the Spanish Marketing Association has named him "Lider Empresarial Impulso del Marketing". In 2021, he was appointed Honorary Ambassador of Leading Brands of Spain Forum. Mr. Álvarez-Pallete holds a degree in Economics from the Complutense University in Madrid, also studied Economics at the Université Libre i Belgique and holds an International Management Program (IMP) degree from the Pan-American Institute of Executive Business Administration (IPADE) and a Diplome of Advanced Studies (DEA) from the Department of Financial Economics and Accounting of the Complutense University of Madrid.
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
Mr. José María Abril Pérez serves as Vice-Chairman of our Board of Directors. From 1975 to 1982 he served as Financial Manager of Sociedad Anónima de Alimentación (SAAL). Since then, and until he joined the Banco Bilbao Vizcaya Argentaria Group (BBVA), he was Financial Manager of Sancel-Scott Ibérica, S.A. In 1985 he joined

Banco Bilbao, S.A. as Managing Director of Investment Corporate Banking. From January to April 1993, he was appointed Executive Coordinator of Banco Español de Crédito, S.A. In 1998, he became General Manager of the Industrial Group of BBV. In 1999, he was appointed member of the Executive Committee of the BBV Group. He has also been a member of the Board of Directors of Repsol, S.A., Iberia, S.A., Corporación IBV, and Vice-Chairman of Bolsas y Mercados Españoles, S.A. In 2002 he became Managing Director of the Wholesale and Investment Banking Division and a member of the Executive Committee of Banco Bilbao Vizcaya Argentaria, S.A. He is currently member of the Board of Directors of Arteche Lantegi Elkartea, S.A. and of Ibermática, S.A. He holds a degree in Economics from the University of Deusto (Bilbao, Spain) and he was professor of this University for nine years.
Mr. José Javier Echenique Landiríbar serves as Vice-Chairman of our Board of Directors. Mr. Echenique has been a Board Member and General Director of Allianz-Ercos as well as a General Director of BBVA Group, where he was responsible for wholesale business like Global Investment Banking or Global Corporate Banking among others. He has also been Member of the Board of Directors of Banco Sabadell, S.A. (Vice-Chairman), Repsol, S.A., Celestics Holding, S.L., Banco Guipuzcoano, S.A. (Chairman), Telefónica Móviles, S.A., Pegaso PCS, S.A. de C.V. (México), Grupo Empresarial ENCE, S.A., Sevillana de Electricidad, S.A., Acesa, Hidroeléctrica del Cantábrico, Corporation IBV, Metrovacesa, Corporación Patricio Echeverría, Grupo BBVA Seguros, Grupo Edhardt, Uralita, Grupo Porres (Mexico) and Abertis Infraestructuras, S.A. Mr. Echenique is currently Member of the Board of Directors of Telefónica Audiovisual Digital, S.L.U., ACS Actividades de Construcción y Servicios, S.A., ACS Servicios, Comunicaciones y Energía, S.L. and Grupo Calcinor. He is also member of the Advisory Board of Telefónica España. He is also Trustee of the Novia Salcedo Foundation, a Board member of the Deusto Business School and a member of the Círculo de Empresarios Vascos and of the McKinsey Advisory Council. He holds degrees in Economics and Actuarial Sciences from Basque Country University (UPV), where he was a professor of Social Security’s Quantitative Techniques of the Economic Sciences School of Bilbao for several years.
Mr. Ángel Vilá Boix serves as the Chief Operating Officer (COO) and as a Director of our Board of Directors. Previously, he served as the Chief Strategy and Finance Officer. Mr. Vilá joined Telefónica in 1997. He held positions of Group Controller, CFO of Telefónica Internacional, S.A.U. Group Head of Corporate Development and Chief Financial and Corporate Development Officer. In 2015, he was appointed Chief Strategy and Finance Officer. Prior to joining Telefónica, he held positions at Citigroup, McKinsey&Co, Ferrovial and Planeta. In the financial sector, he has served in the Board of directors of Banco Bilbao Vizcaya Argentaria (BBVA) and on the Advisory Panel of Macquarie MEIF Infrastructure funds. In the TMT sector, he was Chairman of Telefónica Contenidos, Vice-Chairman of Telco Spa (Italy) and Board member of Endemol, Digital+, Atento, Telefónica Czech, CTC Chile, Indra SSI and Terra Lycos. Institutional Investor nominated Ángel Vilá as the Best CFO in European Telecoms in 2015. He was also honored with the Thomson Reuters Extel Pan-European Awards as No.1 CFO in Spain both in 2013 and 2014, as well as No.1 CFO for Telecommunications in Europe in 2014. He currently is member of the Advisory Boards of Telefónica España and Telefónica Tech, and a Trustee of the Telefónica Foundation. He is also member of the Board of Directors of VMED O2 UK Ltd. Mr. Ángel Vilá holds an MBA from Columbia Business School where he studied with a Fulbright La Caixa fellowship. Prior to Columbia University, he graduated in Industrial Engineering from Universitat Politècnica de Catalunya in Barcelona.
Mr. Juan Ignacio Cirac Sasturain serves as a Director of our Board of Directors. Mr. Cirac began his career as full professor at the Applied Physics Department of Castilla La Mancha University. In 1996, he tutored at Institut für Theoretische Physik of Leopold Franzens Univesität Innsbruck, until 2001. In 2001, Mr. Cirac became Director of the Theory Division of Max-Planck Institut für Quantenoptik, a member of the Max Planck Society. Since 2002, he held the title of Honorarprofessor at Technical University of Munich. He has also served on advisory boards and scientific committees of several international research centers in the United States (Harvard, MIT), Asia (Kyoto, Tsinghua, Singapore) and Europe (Switzerland, Russia), as well as the La Caixa and BBVA Foundations, among other activities. He has also been a member of the Editorial Board of several national and international Physics journals and is the founder and editor of the journal Quantum Information and Computation. Since 2021, he is member of the Advisory Board of Telefónica Tech. Since 2019, he is Co-Director of the Munich Quantum Science and Technology Center. Since 2016, Mr. Cirac is a Director of International Max-Planck Research School Quantum Science and Technology. He has received several awards, such as the Hamburg Prize for Theoretical Physics, the Medal of Honor of Fundación García Cabrerizo or the Wolf Prize in Physics. He holds a degree in Theoretical Physics from Universidad Complutense de Madrid as well as a Ph.D. in Physics from this university. He is specialized in Theoretical Quantum Optics, Quantum Computing and Quantum Communication.
Mr. Peter Erskine serves as a Director of our Board of Directors. He began his career in the field of marketing in Polycell and in Colgate Palmolive. He worked for several years at the Mars Group, serving as Vice-Chairman for Europe of Mars Electronics. In 1990, he was appointed Vice-Chairman of Marketing and Sales of Unitel. From 1993

to 1998, he held a number of senior positions in BT, including Director of BT Mobile and President and Chief Executive Officer of Concert. In 1998, he was appointed Managing Director of BT Cellnet. Subsequently, in 2001, he was appointed Chief Executive Officer and a Director of the Board of Directors of O2 Plc (now Telefónica Europe, Plc). In 2006, he became Executive Chairman of Telefónica Europe, Plc (until December 31, 2007, after which he became a Non-Executive Director). In January 2009, he joined the Board of Ladbrokes Plc. as a Non-Executive Director until December 2015, becoming Chairman in May 2009. He stood down from the Board in December 2015, having taken a lead role in the merger of Ladbrokes Plc with Gala Coral Group. He was a member of the Supervisory Board of Telefónica Deutschland Holding AG since 2016 until December 31, 2021, and member of the Board of Directors of VMED O2 UK, Ltd since June 2021. He also chairs the charity Brainstorm which is focused on funding research into brain tumors. Mr. Erskine holds a degree in Psychology from Liverpool University and an Honorary Doctorate from the University of Reading.
Ms. Carmen García de Andrés serves as a Director of our Board of Directors. Ms. García joined PricewaterhouseCoopers (Coopers & Lybrand Legacy) in 1985, where she held several positions. Thereafter, she held various leadership positions at Landwell -Abogados y Asesores Fiscales as well as at PwC. She has been representative of the Spanish brand at the International Specialist Group in Indirect Taxation for more than six years. Between 2004 and 2007, she was the Managing Partner of the Gran Consumo, Distribución, Industria y Servicios Group of Madrid with more than 30 experts in legal and taxation areas, and responsible for the Diversity Program, Women in PwC between 2005 and 2007. She has been member since 2006 of the Trust of Tomillo Foundation, and in March 2008 became the Managing Director of this non-profit institution and its Executive Chairwoman in 2014. She currently serves as Chairwoman of the Tomillo Tietar Foundation and as a member of its Trust, member of the Trust of the Young Business Spain Foundation, Treasurer of the Asociación Española de Fundaciones (AEF), member of the Trust of Secretariado Gitano and Xavier de Salas Foundations, as well as a member of the Board of Directors of the collective initiative "Juntos por el empleo de los más desfavorecidos". Founder and member of the Trust of "Aprendiendo a ser" Foundation since December 2018. She holds a degree in Economic and Business Sciences from the Comillas Pontifical University, ICADE.
Ms. María Luisa García Blanco serves as a Director of our Board of Directors. Ms. García began her career in 1992 as a state attorney (abogado del estado). In 2002, she was appointed Deputy Director-General of Constitutional Law and Human Rights and state attorney-Head of the Constitutional Law and Human Rights Department as well as Agent of the Kingdom of Spain before the European Court of Human Rights. As Agent of the Kingdom of Spain she managed and coordinated the Spanish delegation composed of representatives from various Spanish Ministries and represented the Kingdom of Spain before various UN Committees in nonjudicial proceedings and individual claims and before the European Court of Human Rights (TEDH) in individual claims. As state attorney serving at the Constitutional Court, she has been involved in constitutional law proceedings such us claims for unconstitutionality and jurisdictional conflicts, appeals for protection of constitutional rights and other issues of unconstitutionality. Among other activities, she has been the Secretary of the Board of Directors of Sociedad Estatal de Infraestructuras Agrarias del Norte (SEIASA DEL NORTE) and, from 1999 to 2010, of its Audit and Control Committee. From 2010 to 2013, she served as a Director of Sociedad Estatal de Infraestructuras Agrarias (SEIASA). She served as a Director of Sociedad Estatal de Aguas de la Cuenca del Norte (ACUANORTE) between 2010 and 2013, and of Sociedad Estatal de Aguas de las Cuencas de España (AcuaEs) between 2012 and 2013. Furthermore, she has been involved in coordination and cooperation activities for the promotion and defense of human rights in Uruguay (2006), Colombia (2007 and 2008), Chile (2009) and Guatemala (2010). Additionally, in 2006 she was awarded with the Cross of Honor of the Order of St. Raymond of Penyafort. In October 2013 she left her position as state attorney and she is currently a partner at the law firm Salama García Blanco, SLP, which focuses on administrative, constitutional law, civil and commercial litigation, and arbitration matters, and provides legal advice to credit institutions. In 2014, she was appointed as Corresponding Member of the Royal Academy of Jurisprudence and Legislation. Since 2021, she is member of the Advisory Board of Telefónica España.She holds a law degree from the University of Cordoba (Spain).
Mr. Peter Löscher serves as a Director of our Board of Directors. Mr. Löscher was the President of Global Human Health and a member of the Executive Board of Merck & Co., CEO of GE Healthcare Bio – Sciences and a member of GE’s Corporate Executive Council. He was also COO and a member of the Board of Amersham Plc. He held a senior leadership position in Aventis and Hoeschst. Mr. Löscher is former Chairman of the Supervisory Board of OMV AG, Austria. From 2014 to 2016, he was the CEO of Renova Management AG. In the past, he was also a member of the Supervisory Board of Deutsche Bank AG and Chairman and CEO of Siemens AG, among others. Since April 2020, he is Chairman of the Supervisory Board of Telefónica Deutschland Holding AG. Mr. Löscher is also Chairman of the Board of Directors of Sulzer AG, Chairman of the Supervisory board of Telefónica Deutschland Holding AG, member of the Supervisory Board of Philips, member of the Board of Thyssen-

Bornemisza Group AG, Switzerland, and a no-executive member of the Board of Directors of Doha Venture Capital LLC, Qatar. He is also Honorary Professor at Tongi University Shangai and he holds the Grand Decoration of Honor in Gold of the Republic of Austria, the Order of Friendship of the Russian Federation and is a Knight Commander of the Order of Civil Merit of Spain. Mr. Löscher studied Economics at Vienna University of Economics, where he also received his MBA, and Business at the Chinese University of Hong Kong. He completed the Advanced Management Program (AMP) at Harvard Business School and an Honorary Doctorate of Engineering from Michigan State University and is a Doctor Honoris Causa of Slovak University of Engineering in Bratislava.
Ms. Verónica Pascual Boé serves as a Director of our Board of Directors. Ms. Pascual began her professional career at the international level in the strategic management department of Human Resources of the multinational industrial group Bouygues. In 2004, she joined the family firm ASTI, where she held different positions in the management of this company (technical management and sales management departments). At the end of 2006, she was appointed General Manager and in 2008 she decided to acquire the company. She has previously held various positions, including: Promoter and Founder of Burgos Digital Innovation Hub, through ASTI of DIHBU (2018); President of the Industry Working Group 4.0 of the Castile and Leon Government (2016-2018); President of the Industry Committee 4.0 and Vice President of Talent Development of AMETIC (2016-2018); Member of the Advisory Council of the Quality Agency of the University System (2015-2016); Member of the Advisory Council of EAE Business School (2015-2016); Member of the Governing Council of APD Castile and Leon (2014-2015); Member of the Board of Directors of Empresa Familiar Castile and Leon (2001-2013). Ms. Pacual is an entrepreneur who leads a group of companies involved in digital transformation headed by ASTI Mobile Robotics Group, a company with affiliates in Spain, France, Germany, and the United States, engaged in the supply of autonomous vehicle systems for the automation of industrial processes in sectors such as the automotive, food, cosmetics, pharmaceuticals, and retail. Ms Pascual also Chairs the ASTI Tecnología y Talento Foundation and is also a Director of the company General Alquiler de Maquinaria, S.A. (GAM). In addition, she is member of the Advisory Board of Telefónica Tech. Ms. Pascual has a degree in Aeronautical Engineering from the Polytechnic University of Madrid, a Master in Business Administration (MBA) from the College des Ingenieurs de Paris and an Executive Master in Positive Leadership and Strategy (EXMPLS) from IE Business School. She also has several postgraduate qualifications from INSEAD, Stanford, and Harvard Business School.
Mr. Francisco Javier De Paz Mancho serves as a Director of our Board of Directors. From 1984 to 1993 he was the General Secretary of Juventudes Socialistas and a member of the PSOE Executive. From 1990 to 1993, he was general secretary of the Spanish Consumers Association (Unión de Consumidores de España, UCE). From 1993 to 1996, he served as General Manager of Internal Trade of the Spanish Ministry of Tourism and Commerce and Director of Tabacalera, S.A. From 1994 to 1996, he was Chairman of the Observatory of Trading of the Spanish Ministry of Tourism and Commerce (Observatorio de la Distribución Comercial del Ministerio de Comercio y Turismo); from 1996 to 2004, he was Corporate Strategy Manager of the Panrico Donuts Group and Deputy Chairman. From 1998 to 2004, he served as Director of Mutua de Accidentes de Zaragoza (MAZ). From 2004 to 2006, he was Director of Tunel de Cadí, S.A.C. and from 2003 to 2004, he served as Chairman of the Patronal Pan y Bollería Marca (COE). From 2004 to 2007, he was Chairman of the National Company MERCASA. He has also been a member of the Board of Directors of the Economic and Social Board and its Permanent Commission. From July 2006 to November 2014, he was a member of the Executive Committee of the Chambers Board (Consejo Superior de Cámaras) and from 2008 to 2012 he was the Chairman of Atento Inversiones y Teleservicios, S.A.U. From July 2016 to December 2021 he was the Chairman of Telefónica Ingeniería de Seguridad, S.A.U. From April 2018 to April 2021 he was Director of Telefónica Móviles de Argentina, S.A. From July 2020 to May 2021 he was Director of Pegaso PCS, S.A. de C.V. (Mexico). From September 2016 to July 2020, he was Director of Telefónica Móviles México, S.A. Currently, he is Director of Telefônica Brasil, S.A. and of Telefónica Audiovisual Digital, S.L.U. and member of the Advisory Boards of Telefónica de España and Telefónica Hispanoamérica. Mr. de Paz has a diploma in Publicity and Information and undertook studies in Law. He completed a Programa de Alta Dirección de Empresas from the IESE Business School (Instituto de Estudios Superiores de la Empresa, University of Navarra).
Mr. Francisco José Riberas Mera serves as a Director of our Board of Directors. He started his professional career at the Gonvarri Group, where he became Director of Corporate Development and Chief Executive Officer. Mr. Riberas has been the Chief Executive Officer of Gestamp Automoción since its incorporation. Currently, Mr. Riberas is the Executive Chairman of Gestamp Automoción. He also serves as a member of the management team of certain companies of the Gestamp Group and the ACEK Group, including companies belonging to the Groups Gonvarri, Acek Renewables Energy and Inmobiliaria Acek. He also serves as a member of the Board of Directors of CIE Automotive and Wallbox, N.V. Furthermore, he is Chairman of the Endeavor foundation in Spain, of SERNAUTO (Asociación Española de Proveedores de Automoción) and Foundation Consejo España-China. Mr.

Riberas holds a Degree in Law (1987) and in Economics and Business Administration (1988) from Comillas Pontifical University (ICADE E-3).
Ms. María Rotondo Urcola serves as a Director of our Board of Directors. From 1989 to 2006 she was an Investment Analyst specializing in various sectors, particularly in the telecommunications sector, Macroeconomist, and Head of Equity Research Europe, at Santander Investment Sociedad de Valores y Bolsa. From 2006 to 2016, she was Global Head of the Telecommunications, Media and Technology at Santander Global Banking and Markets. From 2017 to 2020 she was an independent Director of Indra. She has also served on the Advisory Board of Instituto de Empresa (IE) "Transformation with Purpose", and of Hotelab. She is currently an independent Director of CACEIS Bank Spain y SANTANDER CACEIS LATAM HOLDO (since 2019), and an independent Director of Libertas 7 (since 2021). She also participates in the Advisory Board of Top Boards-Headspring (Financial Times - Instituto de Empresa) (since 2017). Ms. Rotondo teaches Capital Markets at the Instituto de Consejeros y Administradores (ICA), and Special Operations Communication in the Master Investor Relations at Bolsas y Mercados (BME). She is also Co-Director and professor in the Sustainability Programme at the Instituto de Empresa (IE) SYCA, where she teaches classes on corporate governance and sustainability. She has also been an internal trainer at Banco Santander, as well as a speaker at various forums and collaborates with several publications (Fide Monedas digitales in 2020, Gaptel, Telos, El Economista, others). Among the awards received, the most noteworthy are the following: Finalist 2016 TMT Finance EMEA, Best Corporate Finance Deal (OPA Orange-Jazztel); 1999-2002 Reuters-Institutional Investor, 1 and 3 Ranked European Telecom Analyst; 2001 Footsie- Actualidad Económica, 1 Ranked analyst all sectors in Spain 2001; 2000 Institutional Investors, First Equity Research team in Spain by Institutional Investors; and 1997 Vallehermoso Award, 1 Real Estate Analyst (Ladrillo de Oro 1997). Ms. Rotondo has a degree in Economics and Business Administration from the Complutense University of Madrid. She has received complementary training at various Institutions such as ESG Academy/Foretica, IESE, IC-A, EEC, IMD, NYU, Harvard, Boston College, among others.
Ms. Claudia Sender Ramírez serves as a Director of our Board of Directors. She has held various positions in, among others, the following companies: (i) Director of Yduqs University (formerly known as Estácio) (2019-2021) (ii) Latam Airlines Group where she served as Vice President, Chief Customer Officer (2017-2019), CEO of LATAM Brazil (2013-2017), Vice President of LATAM Brazil (2011-2013); (iii) Whirlpool, S.A. where she served as Vice President of Marketing (2009-2011), Divisional Director of Marketing (2007-2009), and Director of Strategic Planning (2005-2007); and (iv) Bain & Company Brazil where she served as a consultant specialising in Strategy (1998-2005). Currently, Ms. Sender is a Director of LafargeHolcim Ltd (since 2019); Director of Gerdau, S.A. (since 2019); Director of Amigos do Bem (since 2019), a Brazilian NGO dedicated to the eradication of poverty in the Northwest of Brazil; Director of Embraer, Empresa Brasileira de Aeronáutica, S.A. (since 2021); and Director of Metalúrgica Gerdau, S.A. (since 2021). In addition, she is member of the Advisory Board of Telefónica Tech and Telefónica Hispanoamérica. Ms. Sender has a degree in Chemical Engineering from the Polytechnic School of the University of São Paulo, and an MBA from Harvard Business School in Boston.
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
Prior notice
There is an obligation to provide prior notice in the event of the contract being terminated due to a unilateral decision adopted by the Executive Director, being stipulated that he must notify the unilateral decision in writing with at least three months’ prior notice, except in cases of force majeure. If this obligation is not fulfilled, he must pay the company an amount equivalent to the Fixed Remuneration for the period of prior notice not observed.

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

Confidentiality	While the relationship remains in force and also after the termination thereof, there is a duty of confidentiality regarding any information, data and any kinds of reserved and confidential documents they have knowledge of or to which they have had access as a result of holding their positions.
Compliance with the regulatory system	The contracts include the obligation to abide by the rules and obligations set out within Telefónica’s regulatory system, which are contained, among other regulations, in the Board of Directors Regulations and Telefónica’s Internal Stock Market Conduct Regulations.
Executive Officers/Management Team
At February 25, 2022, our executive management team consisted of the following individuals:

Name	Position	Appointed	Age
Mr. José María Álvarez-Pallete López	Chairman of the Board of Directors and Chief Executive Officer	2016	58
Mr. Ángel Vilá Boix	Chief Operating Officer	2017	57
Mr. Pablo de Carvajal González	General Secretary, Secretary of the Board of Directors and Director Global of Regulation	2018	58
Ms. Laura Abasolo García de Baquedano	Chief Finance and Control Officer	2017	49
Mr. Eduardo Navarro de Carvalho	Chief Corporate Affairs and Sustainability Officer	2019	59
Mr. Mark Evans	Chief Strategy and Development Officer	2021	52
Mr. Juan Francisco Gallego Arrechea	General Manager of Internal Audit	2016	55
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
Ms. Laura Abasolo García de Baquedano is the Chief Finance and Control Officer of Telefónica, S.A. In addition, she is Head of Telefónica Hispam, Director of VMED O2 UK Ltd. and Member of the Advisory Board of Hispam and Telefónica España. She started her professional career at Goldman Sachs International, in the area of Investment Banking in Europe. She joined Telefónica in 1999 as the Management Control Officer at Terra Networks, S.A., where she was also a member of the Executive Committee. In July 2005, she assumed the role of Management Control Officer at Telefónica, S.A. and in December 2007, she became Planning, Budgets and Management Control Officer. In March 2014, she joined the Executive Committee of Telefónica, S.A. and also assumed the responsibility for the Simplification Office. In 2016, she became responsible for the Consolidation and Accounting Policies, and Tax divisions of the company. In July 2017, she is appointed Chief Finance and Control Officer of Telefónica, S.A. In February 2020, she was appointed Chief of the Procurement and Supply Chain division and the Corporate Development division, holding this last position until September 2021. She holds a Degree in Economics and Business Administration from Deusto Business School and an MBA in International Businesses by the Norwegian School of Economics and Business Administration.
Mr. Eduardo Navarro de Carvalho is the Chief Corporate Affairs and Sustainability Officer Telefónica, S.A. He began his career as an engineer in the Brazilian operation of ARBED, a steel and iron producer. Before joining the Telefónica Group, he was a consultant at McKinsey & Co., where he led Telecommunications and Infrastructure projects in Latin America, Europe and Africa. Eduardo joined Telefónica in 1999, as Vice-President of Corporate Strategy and Regulatory Affairs for Telefónica Brazil. Before assuming his current position, Eduardo was President and CEO of Telefônica Brasil | Vivo; before that Eduardo held key global positions in the Telefónica Group, including Chief Commercial Digital Officer (CCDO) and Director of Strategy and Business Development. He was also Director of Strategic Planning and Regulatory Affairs for Telefónica Internacional. Eduardo holds a Metallurgical Engineering degree from the Federal University of Minas Gerais, Brazil.
Mr. Mark Evans is the Chief Strategy and Development Officer of Telefónica, S.A. He joined the Executive Committee of Teléfonica on August 1, 2016, holding the role of Chief Executive Officer of Telefonica UK (O2) through to June 1, 2021. A time at which the business grew to become the UK’s largest mobile provider whilst delivering five years of consecutive profit growth and market leading customer satisfaction. Previously he was Chief Financial Officer for Telefonica UK, a position he held since January 2012. Prior to joining Telefónica, he held a number of senior positions within the Vodafone Group including Global Technology CFO, UK CFO and Ireland CFO and prior to joining Vodafone he held the role of Group Financial Controller for ntl. Mark was Chairman of Tesco Mobile, the largest Mobile Virtual Network Operator in the UK, a joint venture of Tesco Plc and Telefónica. He gained a Chartered Management Accounting qualification (ACMA) and was educated at Southampton Solent University.
Mr. Juan Francisco Gallego Arrechea is the General Manager of Internal Audit of the Telefónica Group since 2016. He began his career in Arthur Andersen, where he specialized in audit and financial consulting for business groups. In June 2000, he joined the Telefónica Group working as Director of Consolidation and Accounting Policies and serving, from 2009, as Chief Accounting Officer. Mr. Gallego is a speaker and member of work teams in several master programs, conferences and courses on the matter of audit, consolidation and accounting practices held by regulators, private institutions and universities. He is currently Director and Chairman of the Audit Committee of the Institute of Internal Auditors of Spain. He obtained a degree in Economic Science at Universidad Complutense in Madrid.

B. Compensation
Please see Note 29(g) and Appendix II to our Consolidated Financial Statements for information on the compensation paid to members of our Board of Directors and Executive Officers/Senior Management Team during the year 2021.
Incentive Plans
Please see Note 27 to our Consolidated Financial Statements.
C. Board Practices
Please see “—Directors and Senior Management” above.
D. Employees
Please see “Headcount” in Note 26 to our Consolidated Financial Statements.
On December 28, 2021, Telefónica Spain signed a Social Pact for Employment supported by the largest trade unions. Said Pact includes the Company’s differential commitments and is based on the following six lines of work:
(1) equality and diversity;
(2) new ways of working, flexibility and productivity;
(3) incorporation and retention of talent;
(4) reskilling and professional development;
(5) functional and geographical mobility; and
(6) a plan for the voluntary individual suspension of the employment relationship (the Individual Suspension Plan).
The present value of the estimated payment flows resulting from the Plan resulted in expenses amounting to 1,382 million euros before taxes in 2021, reflected in "Personnel expenses" (see Note 2 to the Consolidated Financial Statements).

E. Share Ownership
At February 25, 2022, the following members of our Board of Directors beneficially owned directly or indirectly an aggregate of 16,480,349 shares, representing approximately 0.285% of our capital stock.

Name or corporate name of director	Number of direct voting rights	Number of indirect voting rights	% of total voting rights
Mr. José María Álvarez-Pallete López	1,976,343	—	0.034
Mr. Isidro Fainé Casas	713,812	—	0.012
Mr. José María Abril Pérez	294,267	378,223	0.012
Mr. José Javier Echenique Landiríbar	200,653	60,797	0.005
Mr. Ángel Vilá Boix	508,112	—	0.009
Mr. Juan Ignacio Cirac Sasturain	—	—	—
Mr. Peter Erskine	44,746	—	0.001
Ms. Carmen García de Andrés	842	—	—
Ms. María Luisa García Blanco	—	35,967	0.001
Mr. Peter Löscher	173,845	—	0.003
Ms. Verónica Pascual Boé	—	—	—
Mr. Francisco Javier de Paz Mancho	77,762	—	0.001
Mr. Francisco José Riberas Mera	—	12,014,980	0.208
Ms. María Rotondo Urcola	—	—	—
Ms. Claudia Sender Ramírez	—	—	—
At February 25, 2022, members of our executive management team (excluding members of our Board of Directors listed above) beneficially owned an aggregate of 727,880 of our shares, representing approximately 0.013% of our capital stock.
None of our directors or executive officers beneficially owned shares representing one percent or more of our share capital at February 25, 2022.
None of our directors and executive officers held options in respect of shares representing one percent or more of our share capital at February 25, 2022.
Please see Note 27 to our Consolidated Financial Statements for information on our share-based payment plans.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
General
At February 25, 2022, we had 5,779,048,020 shares outstanding, each having a nominal value of 1.00 euro per share. All outstanding shares have the same rights.
At February 25, 2022, according to information provided to us or to the Spanish National Securities Commission (Comisión Nacional de Mercado de Valores or the “CNMV”), beneficial owners of 3% or more of our voting stock were as follows:

Name of Beneficial Owner	% of voting rights attributed to shares		% of voting rights through financial instruments		% of total voting rights
	Direct	Indirect	Direct	Indirect
Banco Bilbao Vizcaya Argentaria, S.A.(1)	4.97	0.02	0.00	0.00	4.99
CaixaBank, S.A.(2)	4.49	0.00	0.00	0.00	4.49
BlackRock, Inc.(3)	0.00	4.32	0.00	0.16	4.48
(1)Based on the information provided by Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) for our 2021 Annual Report on Corporate Governance. According to the aforementioned information provided by BBVA, the percentage of economic rights attributed to Telefónica, S.A. shares owned by BBVA amounts to 5.23% of the Company's share capital.

(2)Based on the information provided by CaixaBank, S.A. for our 2021 Annual Report on Corporate Governance.
(3)Based on the information notified by BlackRock, Inc. to the CNMV on March 31, 2020 as updated per the share capital of Telefónica, S.A. as of December 31, 2021. Based on the Schedule 13G/A filed with the SEC on February 4, 2022, BlackRock, Inc. beneficially owned 5.02% of Telefónica, S.A. shares (4.39% of voting rights).
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
B. Related Party Transactions
During 2019, 2020 and 2021 and through the date of this Annual Report, the Directors and senior executives did not enter into any transaction with Telefónica, S.A. or any Telefónica Group company other than those in the Group’s normal trading activity and business, except for the transactions with parties related to Directors during fiscal year 2021 disclosed in Note 11 to the Consolidated Financial Statements.
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
Related Party Transactions with Significant Shareholders
Two of our major shareholders are financial institutions (see “—Major Shareholders—General” above). We have entered into related party transactions with both companies within our ordinary course of business, and always on arm’s-length terms. During 2019, 2020 and 2021 and through the date of this Annual Report, the executed transactions were generally loans, capital markets or derivative transactions provided to us by these financial institutions and agreements for us to provide telecommunications and broadband services to such institutions.
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
At December 31, 2021, as recorded in our parent company accounts, companies in the Telefónica Group owed Telefónica, S.A. a total of 3,772 million euros (10,140 million euros at December 31, 2020), including amounts due under intra-group loans and dividends distributed and uncollected at December 31, 2021. This included 1,190 million euros owed by Telefónica O2 Holdings, Ltd. as of December 31, 2021.
In addition, at December 31, 2021, companies of the Telefónica Group and their associates had loaned us a total of 43,062 million euros (50,576 million euros at December 31, 2020), of which 10,499 million euros (10,693 million euros at December 31, 2020) was loaned to us by Telefónica Europe, B.V. and 28,817 million euros (32,802 million euros at December 31, 2020) was loaned to us by Telefónica Emisiones S.A.U., our financing subsidiaries devoted to raising funds in the capital markets, 3,580 million euros (6,311 million euros at December 31, 2020) was loaned by us to Telfisa Global, B.V., our financing subsidiary charged with centralizing and managing the cash pooling of our subsidiaries in Latin America, Europe and the United States, and 159 million euros (171 million euros at December 31, 2020) was loaned to us by Telefónica de Argentina, S.A.

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
The contingencies arising from the litigation and commitments described below were evaluated. The provisions recorded in respect of the commitments taken as a whole are not material.
The following unresolved legal proceedings or those underway in 2021 are highlighted (see “—(b) Tax Proceedings” below and Note 25 to the Consolidated Financial Statements for information on significant tax-related cases).
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
On December 13, 2017, the General Court dismissed the appeal filed by Telefónica. The European Commission, which was urged to recalculate the amount of the fine in the judgment of the General Court of June 2016, issued a resolution on January 25, 2022, imposing a fine of 67 million euros on Telefónica. The Company is currently analyzing this resolution.
Decision by the High Court regarding the acquisition by Telefónica of shares in Český Telecom by way of a tender offer
Venten Management Limited ("Venten") and Lexburg Enterprises Limited ("Lexburg") were non-controlling shareholders of Český Telecom. In September 2005, both companies sold their shares to Telefónica in a mandatory tender offer. Subsequently, Venten and Lexburg, in 2006 and 2009, respectively, filed actions against Telefónica claiming a higher price than the price for which they sold their shares in the mandatory tender offer.
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
In December 2021, the High Court of Prague confirmed its appointment of an expert in order to produce a new expert report to assess the reliability of market-based price criteria used in the mandatory tender offer and further technical issues discussed in this litigation, including a new discounted cashflow valuation of the shares of Český Telecom in 2005.
Appeal against the resolution of ANATEL to sanction Telefónica Brasil for breaches of the Fixed Telephony Regulation
In May 2018, Telefónica filed a judicial action for annulment against a resolution issued by ANATEL (the National Telecommunications Agency of Brazil) in March 2018 concluding the PADO (“Processo Administrativo para Apuração de Descumprimento de Obrigações” or Administrative Process for Determination of Non-compliance with Obligations) investigating alleged infractions of the Fixed Telephony Regulation by Telefónica Brasil.
This PADO investigation had been suspended during the negotiations of the TAC (“Termo de Ajustamento de Conduta” or Conduct Adjustment Term) between Telefónica and ANATEL relating to this and certain other PADO investigations. Since the negotiations concluded without agreement, the suspended PADO sanctioning procedures were reactivated and finalized.
In its resolution of March 2018, ANATEL considered that Telefónica Brasil committed several infractions, specifically those related to the inadequate notice of suspension of services to defaulting users, the terms of reactivation of services after payment of outstanding amounts by defaulting users and the disagreement with the terms of refunds claimed by users of the services.
The fine imposed by ANATEL and appealed by Telefónica Brasil is approximately 211 million Brazilian reals (approximately 33 million euros), which amounted to approximately 531 million Brazilian reals after currency value updates and accrued interest as of December 31, 2021 (approximately 84 million euros).
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
On November 2, 2020, Telefónica presented its response to Colombia's reply.
After the hearing held in April 2021, on July 27, 2021 the hearing of closing arguments was held, and the parties are awaiting the issuance of the arbitration award.
Telefónica's lawsuit against Millicom International Cellular for default in the sale of Telefónica de Costa Rica
Telefónica, S.A. (Telefónica) and Millicom International Cellular, S.A. (Millicom) reached an agreement on February 20, 2019 for the purchase and sale of the entire capital stock of Telefónica de Costa Rica TC, S.A.
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
On January 5, 2021, the Motion to Dismiss filed by Millicom in June 2020 was dismissed by the New York Supreme Court.
ICSID Arbitration Telefónica, S.A. vs. Republic of Peru
On February 5, 2021, Telefónica filed a request for arbitration against the Republic of Peru at the ICSID, which was formally registered on March 12, 2021.
Telefónica bases its claims on the Agreement for the Promotion and Reciprocal Protection of Investments between the Kingdom of Spain and the Republic of Peru ("APRPI") signed on November 17, 1994. Telefónica argues that the Peruvian tax administration (called Superintendencia Nacional de Aduanas y de Administración Tributaria, known as "SUNAT") and other state bodies have failed to comply with the obligations established in the APRPI, including by adopting arbitrary and discriminatory actions.
It is requested that the defendant be ordered to fully compensate Telefónica for all damages suffered.
The Arbitration Court is currently being constituted.
Appeal against the ANATEL resolution on the calculation of amounts for the renewal of radio frequencies in Brazil associated with the provision of the personal mobile services

In 2013, Telefónica Brasil filed a lawsuit against the resolution of ANATEL which sets forth the calculation of the amount to be paid by Telefónica Brasil for the renewal of radio frequencies associated with the provision of personal mobile services (which has been granted to Telefónica Brasil for a period of fifteen years).
According to ANATEL the renewals, which must be carried out every two years, should be accompanied by a payment equivalent to 2% of all income derived from the provision of personal mobile services, while Telefónica Brasil believes that the calculation must be made with respect to the income derived from voice services only, which would exclude data services and interconnection revenues.
In February 2020, Telefónica Brasil filed an appeal before the Regional Federal Court of Brasilia after obtaining an unfavorable ruling in the Court of First Instance, which considered that the criteria defended by ANATEL was the one to be followed.
As of December 31, 2021, the amount under litigation was 778 million Brazilian reais (123 million euros based on the exchange rate of such date), resulting from the method of calculation of ANATEL that has been appealed.
UK High Court claim by Phones 4 U Limited against various mobile network operators and other companies, among others, Telefónica, S.A., Telefonica O2 Holdings Limited and Telefonica UK Limited
In late 2018, Phones 4U Limited (in administration) (“P4U”) commenced a claim in the English High Court in London against various mobile network operators: Everything Everywhere, Deutsche Telekom, Orange, Vodafone, Telefónica, S.A., Telefonica O2 Holdings Limited and Telefonica UK Limited (together the “Defendants”).
P4U carried on a business of selling mobile phones and connections to the public, such connections being supplied by mobile network operators including the Defendants. In 2013 and 2014, the Defendants declined to extend and / or terminated their contracts to supply connections to P4U.
P4U went into administration in September 2014.
P4U alleges that the Defendants ceased to supply connections because they had colluded between themselves in contravention of the United Kingdom and the European Union competition laws and asserts that it has a basis to claim damages for breach of competition law by all the Defendants. The Defendants deny all P4U’s allegations.
The claim commenced on December 18, 2018 by P4U. The Defendants filed their initial Defences in the course of April and May 2019, with P4U filing replies on October 18, 2019. The first case management conference took place on March 2, 2020.
The first trial will be heard in the Competition List of the Chancery Division of the English High Court and is listed to take place from May 16, 2022 to July 29, 2022.
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
A Settlement Agreement was signed in October 2021, in which Telefonica manifested its agreement with certain of the tax assessments resulting from the inspection (specifically, with respect to the tax treatment of the exchange differences generated by assets denominated in Venezuelan bolivars), and its disagreement with others (mainly the consideration of exempt income of the “Juros sobre capital propio” since 2015), producing an impact on results (tax expense) of 387 million euros, with a deferred tax asset reduction as detailed in "Main changes registered in 2021" in Note 25 to the Consolidated Financial Statements . However, the tax assessments did not result in a significant cash outflow as the Telefónica Group had tax credits, which substantially offset their impact.
The closing of the inspection took place in January 2022, with the reception of the Settlement Agreement which the Company will challenge in economic-administrative proceedings.
In relation to the assessment resulting from the inspection related to the 2008-2011 Corporate Income Tax, which ended in 2015, the Company did not agree with the criteria for the use of tax loss carryforwards and deductions and appealed the related Settlement Agreement. Following the partially upholding resolution issued by the Central Economic-Administrative Court in January 2019 and the enforcement agreements that followed in March and June 2019 respectively, which resulted in the refund of 702 million euros of taxes paid in excess in those years and the payment of 201 million euros of compensatory interest, the Company, disagreeing with the ruling of the Central Economic-Administrative Court and in defense of its interests, appealed to the Administrative Chamber of the National Audience, which on October 29, 2021 ruled in Telefónica's favor.
This judgment has been appealed in cassation to the Supreme Court by the tax authorities, but the Court has not yet ruled on its admissibility. The Company, nevertheless, according to the October 29, 2021 ruling and the recent Supreme Court case-law considers that tax losses carry forward generated in 2002 and 2004 can be used in the 2009 tax return.
In relation to the assessment resulting from the inspection related to the 2005-2007 Corporate Income Tax, which ended in 2012, the Company did not agree with the criteria for the use of tax losses carry forward and deductions, and appealed the related Settlement Agreement. The case is pending before the National Audience.
As a result of the inspection process completed at the end of 2021 and the pending tax years to be inspected, it is not considered that there is a need to recognize additional liabilities in the consolidated financial statements.
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
All related procedures are being contested in all instances (administrative and court proceedings). The aggregate amount of the relevant proceedings, updated to take into account interest, fines and other items, is approximately 19,164 million Brazilian reais as of December 31, 2021 (approximately 3,032 million euros at the exchange rate on that date, see Note 24 to the Consolidated Financial Statements), 17,446 million Brazilian reais as of December 31, 2020 (approximately 2,736 million euros at the exchange rate on that date). Telefónica Brazil has obtained independent expert reports supporting its position, i.e. that the aforesaid services are not subject to ICMS.
Federal taxes
In addition, there are possible contingencies in relation to the income tax federal taxes for the total amount of 18,078 million Brazilian reais as of December 31, 2021 (approximately 2,860 million euros at the exchange rate on that date), 16,873 million Brazilian reais as of December 31, 2020 (approximately 2,647 million euros at the exchange rate on that date), mainly related to the tax amortization in Brazil in the years 2011 to 2017 of the goodwill originated in the acquisitions of Vivo and GVT and their subsequent merger with Telefónica Brasil. These proceedings are at the administrative and judicial stage and no provisions have been made since the potential risk associated with them has been classified as "not probable" and Telefónica Brazil has received independent expert reports that support this view.

There are other probable contingencies in relation to the income tax federal taxes for the total amount of 98 million Brazilian reais as of December 31, 2021 (approximately 16 million euros at the exchange rate on that date), 96 million Brazilian reais as of December 31, 2020 (approximately 15 million euros at the exchange rate on that date). The Company has recognized a provision for this amount.

Telefónica del Perú
Telefónica del Perú is party to numerous legal proceedings for tax matters relating to corporate income tax and VAT corresponding mainly to the years 1998 to 2005, the most relevant being those corresponding to the years

1998 to 2001 (relating to corporate income tax, payments on account, credit balances, associated VAT, interest and applicable penalties). Three main issues remain open in these processes: (i) provision for doubtful debts; (ii) effects of the 1999 statute of limitations and (iii) late payment interest before the Constitutional Court (TC), despite recent rulings on the latter issue.
The evolution of the appeals of the different cases from the period 1998 to 2001 has been uneven and complex over the last few years, but it is worth highlighting the second instance judgement of 2015, which was partially upheld; the Supreme Court judgements of 2019; and the judgement of January 2020 of the Supreme Court, annulling the previous judgements of 2000 and 2001 in relation to the provision for doubtful debts each of which is as briefly addressed below.
Specifically, in 2015, the Company obtained a partially upheld second instance ruling, again ruling in favor of Telefónica del Perú on three of the five objections raised by the Administration and appealed before the courts in relation to corporate income tax for the 2000-2001 financial years (among others), which together accounted for more than 75% of the total litigation (provision for doubtful debts, financial interest and rental of space for the placement of public telephones). Subsequently, in 2019 Telefónica del Perú was notified of two Supreme Court rulings on appeals for the years 2000 and 2001. These rulings, however, did not definitively resolve some of the main issues involved in both lawsuits, as they declared the partial nullity of the previous rulings, and therefore some matters had to return to the Superior Court (lower court) to be retried. Finally, in January 2020, Telefónica del Perú received notification from the Supreme Court of a ruling in cassation in relation to the provision for doubtful debts, annulling, as for the 1998 financial year, the second instance ruling on the years 2000 and 2001, and returning the file to the Superior Court, which declared the appeal to be unfounded.
Consequently, all the assessments made by SUNAT for the years 2000 and 2001 are pending the final resolution of the judicial phase.
However, as from 2015, insofar as there were some adjustments on which the rulings had been definitively pronounced (positively for the Company in relation to the deductibility of the rental of public spaces and negatively in the case of the deductibility of certain financial charges), the Company recorded a provision with an impact on income tax, the amount of which is updated periodically and constantly depending on the evolution of the different proceedings.
In relation to these legal proceedings, the Group and its legal advisers consider that there are still strong legal arguments to support its position, both in relation to the provisions for doubtful debts and in relation to the late payment interest at the administrative stage and the offsetting of credit balances for the years 1998 and 1999.
On February 23, 2021, Telefónica del Perú was notified electronically of the Constitutional Court's ruling in relation to the first of the injunctions filed against the aforementioned interest on late payment applicable in the administrative phase. The ruling considered that the calculation of interest on late payment in the administrative phase was inadmissible due to the time taken to resolve the matter in excess of that established in the Law. In the first quarter of 2021, once the appeals for annulment had been resolved, again in favor of the Company, the effects on the provision recorded could be quantified and the amount of 477 million peruvian soles (108 million euros).for the aforementioned concept of non-applicable interest for late payment. However, in November 2021, the same Constitutional Court considered the claim in relation to the second of the injunctions filed by Telefónica del Perú to be inadmissible, stating that the discussion on the amount of interest applicable in this specific case should be clarified in the contentious-administrative process in which the tax controversy is elucidated.
On June 23, 2021, an unfavorable ruling was made by the Supreme Court in relation to the credit balance usable in the 2000 corporate income tax return, and therefore an additional provision was recorded for this item in the consolidated financial statements at June 30, 2021 of 939 million Peruvian soles (205 million euros at the exchange rate of December 31, 2021).

Given the sentences and rulings handed down in June and August 2015, the Group recognized a provision in the 2015 consolidated financial statements, which at December 31, 2021 reached, including interest accrued and the above mentioned impacts, a total amount of 2,954 million Peruvian soles, approximately 654 million euros at the exchange rate of December 31, 2021 (2,407 million Peruvian soles, of December 31, 2020, approximately 542 million euros).

Tax deductibility of financial goodwill in Spain

The tax regulations added article 12.5 to the Corporate Income Tax Law, which came into force on January 1, 2002. The article regulated the deductibility of tax amortization of financial goodwill (Fondo de Comercio) arising from the acquisition of non-Spanish companies, which could be amortized over 20 years at 5% per annum.
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
The Telefónica Group, under this regulation, has been amortizing for tax purposes the financial goodwill from its investments, both direct and indirect, in O2, BellSouth and ColTel (prior to December 21, 2007) and Vivo (acquired in 2010). The positive accumulated effect of the corresponding settlements of corporate income tax from 2004 to the closing of December 31, 2021, was 1,879 million euros.
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
On October 6, 2021, the Court of Justice of the European Union concluded that the European Commission correctly classified the Spanish tax depreciation scheme of the Fondo de Comercio as State aid incompatible with the internal market for the First and Second Decisions.
With regard to the recognition of legitimate expectations for the first and second decisions, the Court of Justice of the European Union confirms its applicability.
The proceedings initiated on the Third Decision, suspended until the resolution of the 1st and 2nd Decisions, have been reactivated in October 2021, and are still pending first instance judgment.
Notwithstanding the above, the "Tax and Customs Control Unit of the Spanish Tax Authority" (Dependencia de Control Tributario y Aduanero de la Agencia Tributaria), in compliance with the obligation set out in the EC Decision (EU) 2015/314, recovered in March 2019 and February 2021 the amounts that had been deducted in connection with the amortization of goodwill for the indirect acquisition of non-resident companies from 2005 to 2015 and 2016 to 2018 respectively. The recovery of such amounts is provisional, pending the final rulings on the appeals brought against the three decisions. The amount paid by Telefónica after offsetting outstanding tax credits (tax losses carryforward and deductions) amounted to 11 million euros.
Notwithstanding the fact that the company understands that the principle of legitimate expectations in relation to this tax incentive applies, in relation to tax-amortized goodwill through the purchase of some companies for which the applicability of the legitimate expectations principle is questioned, mainly VIVO, the Group has released the provision for the recovered part, 143 millions euros, and has decided to continue provisioning the amount of the goodwill amortized for tax purposes, and not recovered by the Administration which amounted to 343 million euros as of December 31, 2021 (420 million euros as of December 31, 2020).
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
•The last thirteen years in Germany.

•The last seven years in the United Kingdom.
•The last seven years in Argentina.
•The last five years in Brazil, Mexico, Colombia, Uruguay and the Netherlands.
•The last four years in Peru.
•Since 2016, the statute of limitation in Venezuela is six years.
•The last three years in Chile, Ecuador and the United States.
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

Year ended December 31,	Dividends per share (euro)
2021 (1)	0.30
2020 (2)	0.40
2019 (3)	0.40
2018 (4)	0.40
2017 (5)	0.40
(1) Company’s shareholder remuneration in 2021 consists of paying a dividend of up to 0.30 euros per share in scrip dividend: a scrip dividend of up to 0.15 euros was paid in December 2021, and the second tranche of the dividend will be paid in the second quarter of 2022. A scrip dividend consists of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, and a subsequent capital increase by means of the issue of new shares to fulfill said allotments.
(2) Company’s shareholder remuneration in 2020 consists of paying a dividend of up to 0.40 euros per share in scrip dividend: a scrip dividend of up to 0.20 euros was paid in December 2020, and a scrip dividend of up to 0.20 euros was paid in June 2021.
(3) Company’s shareholder remuneration in 2019 consists of paying a dividend of up to 0.40 euros per share. A cash dividend of 0.20 euros was paid on December 19, 2019. A scrip dividend of up to 0.20 euros was paid in June 2020, consisting of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, and a subsequent capital increase by means of the issue of new shares to fulfill said allotments.
(4)     Company’s shareholder remuneration in 2018 consists of paying a dividend of 0.40 euros per share. A cash dividend of 0.20 euros was paid on December 20, 2018. The second tranche of the dividend of 0.20 euros per share was paid in cash on June 20, 2019.
(5)     Company’s shareholder remuneration in 2017 consists of paying a dividend of 0.40 euros per share. A cash dividend of 0.20 euros was paid on December 14, 2017. The second tranche of the dividend of 0.20 euros per share was paid in cash on June 15, 2018.

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
Citibank, N.A. is the Depositary issuing ADSs in form of certificated ADSs (also known as American Depositary Receipts, or ADRs) or uncertificated ADSs pursuant to the deposit agreement dated as of November 13, 1996, as amended as of December 3, 1999 and as further amended as of June 23, 2000, and as of March 9, 2007, among Telefónica, the Depositary and the holders from time to time of ADSs (the “Deposit Agreement”).

At December 31, 2021, 160,294,519 of our shares were held in the form of ADSs by 525 holders of record, including Cede & Co., the nominee of Depository Trust Company (“DTC”). At December 31, 2020, the number of ADSs outstanding was 115,460,968.
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

On December 19, 2007, Law 47/2007 was approved, modifying the LMV in order to implement the Directive 2004/39/EC of the European Parliament and of the Council, on Markets in Financial Instruments (MiFID); the Directive 2006/73/EC of the European Parliament and of the Council on organizational requirements and operating conditions regarding the Market in Financial Instruments Directive, and the Directive 2006/49/EC of the European Parliament and of the Council on the capital adequacy of investment firms and credit institutions. Its principal aim is to establish a general legal framework for financial markets in the European Union, specifically with regard to financial services, as well as to ensure appropriate transparency for investors through a regular flow of the relevant information concerning security issuers. Amongst other things, the new regime (i) establishes new multilateral trading facilities for listing shares apart from the stock markets; (ii) reinforces the measures for the protection of investors; (iii) establishes new organizational requirements for investment firms; (iv) implements new supervisory powers for CNMV, establishing cooperation mechanisms amongst national supervisory authorities.
On July 4, 2009, Law 3/2009, regarding structural modifications on Spanish corporations came into force, modifying the maximum threshold established in the Spanish Corporation Act as to the number of treasury shares held by listed companies and their subsidiaries from 5% up to 10% of their total capital outstanding.
On August 1, 2011, Law 25/2011, partially reforming the Spanish Corporation Act and transposing Directive 2007/36/EC of the European Parliament and of the Council of July 11 relating to the exercise of certain rights shareholders in listed companies was approved.
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
On June 12, 2013, Circular 5/2013 of the CNMV was approved. This regulation establishes the templates of the annual report on corporate governance for public listed companies, savings banks and other entities that issue securities admitted to trading on regulated markets. This regulation is applicable to annual reports on corporate governance to be submitted from January 1, 2014 onwards.
On April 16, 2014, Regulation (EU) 596/2014 (Market Abuse Regulation) of European Parliament and of the Council on market abuse was approved. The regulation repeals Directive 2003/6/EC of the European Parliament and of the Council and Commission Directives 2003/124/EC, 2003/125/EC and 2004/72/EC. This Regulation has been directly applicable in all European Union Member States since July 3, 2016.
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
Securities Trading in Spain
The Spanish securities market for equity securities consists of four stock exchanges located in Madrid, Bilbao, Barcelona and Valencia and the Automated Quotation System, or Mercado Continuo. During 2021, the Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish Stock Exchanges.
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
Description of Our Capital Stock
Description of share capital
At February 25, 2022, our issued share capital consisted of 5,779,048,020 ordinary registered shares with a nominal value of 1.00 euro each.
Our shareholders delegated to the Board of Directors the authority to issue up to 2,596,065,843 new shares (equal to half of Telefónica’s share capital on June 12, 2020, the date of the authorization). The Board of Directors is authorized to exclude preemptive rights, in whole or in part, pursuant to the applicable provisions of the Spanish Corporation Act. However, the power to exclude pre-emptive rights is limited to shares amounting to up to 20% of the share capital on June 12, 2020, the date of the authorization. The Board’s authorization to issue new shares expires on June 12, 2025.
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
We publish notices of all ordinary and extraordinary general shareholders’ meetings in one of the more widely circulated newspapers in Spain and on the website of the CNMV, and on our web site in due time pursuant to the Spanish Corporation Act, being on a general basis at least one month before the relevant meeting. Furthermore, the Board of Directors may publish notices in other media, if deemed appropriate to ensure the public and effective dissemination of the notice meeting.
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
Restrictions on foreign investment
Exchange controls and foreign investments are regulated under Law 19/2003, of July 4 (“Law 19/2003”), as amended pursuant to Royal Decree-Law 8/2020, of March 17, Royal Decree-Law 11/2020, of March 31 and Royal Decree-Law 34/2020, of November 17 (as amended by Royal-Decree Law 12/2021, of June 24 and Royal-Decree Law 27/2021 of November 23). Foreign investments are generally liberalized unless they fall within the scope of article 7 bis of Law 19/2003, enacted in March 2020, or—only with respect to investments in the defense sector—article 11 of Royal Decree 664/1999, of 23 April.
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

In addition, effective November 19, 2020 and until December 31, 2022, the following persons will also be deemed to be “foreign investors”, provided they invest in listed companies or the investment value exceeds 500 million euros—for investments in private companies:
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
Pursuant to Regulation (EU) No 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse (market abuse regulation) and repealing Directive 2003/6/EC of the European Parliament and of the Council and Commission Directives 2003/124/EC, 2003/125/EC and 2004/72/EC (the “Market Abuse Regulation”), persons discharging managerial responsibilities, as well as persons closely associated with them, shall notify Telefónica and the CNMV of every transaction conducted on their own account relating to our shares or debt instruments or to derivatives or other financial instruments linked thereto.
According to the Market Abuse Regulation a "person discharging managerial responsibilities" means a person within an issuer, who is: (a) a member of the administrative, management or supervisory body of that entity; or (b) a senior executive who is not a member of the bodies referred to in (a), who has regular access to inside information relating directly or indirectly to that entity and power to take managerial decisions affecting the future developments and business prospects of that entity.
In addition, in accordance with Article 230 of the Spanish Securities Market Law, the obligation to notify the transactions will arise when, within a calendar year, the sum without netting of all transactions reaches 20,000 euros. From that first communication, persons discharging managerial responsibilities and the persons closely associated with them must notify each and every subsequent transaction.
As stated above, disclosure obligations are primarily regulated by Royal Decree 1362/2007 (as amended), by the Market Abuse Regulation and by the Spanish Securities Market Law which establish a detailed set of rules on this legal framework (including, inter alia, rules determining the persons subject to disclosure obligations, the different types of situations triggering disclosure and the corresponding exceptions, specific attribution and aggregation rules, the deadlines to notify the transactions, triggering disclosure obligations and incorporation of notices submitted to the CNMV’s public registry).
Disclosure of Net Short Positions
In accordance with Regulation (EU) No. 236/2012 of the European Parliament and of the European Council as regards the adjustment of the relevant threshold for the notification of significant net short positions in shares, as amended by the Commission Delegated Regulation (EU) 2022/27 of September 27, 2021 (which entered into force on January 31, 2022), net short positions on shares listed on the Spanish Stock Exchanges equal to, or in excess of, 0.1% (0.2% before the latest amendment) of the relevant issuer’s share capital and each 0.1% above that, are required to be disclosed to the CNMV by no later than the first trading day following the transaction. If the net short position reaches 0.5%, and also at every 0.1% above that, the CNMV will disclose the net short position to the public.
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
On March 16, 2020, pursuant to the authority granted by Regulation 236/2012, and in the context of the COVID-19 pandemic, the CNMV issued a decision to temporarily ban transactions on securities and financial instruments that create or increase a net short position on shares of Spanish companies listed on Spanish stock exchanges. This ban applied from March 17 until May 18, 2020.
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
In that regard, on March 16, 2020, ESMA temporarily lowered the initial notification threshold of net short positions in relation to the issued share capital of companies to which Regulation (EU) No. 236/2012 applies (which includes Telefónica) from 0.2% to 0.1% of the relevant issuer’s share capital for a three-month period ending on June 17, 2020. Such measure was subsequently extended by ESMA through several ensuing decisions until March 19, 2021.
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
At December 31, 2021, we held 139,329,370 shares of treasury stock, representing 2.41094% of our capital stock. At December 31, 2020, we held 98,231,380 shares of treasury stock, representing 1.77748% of our capital stock. For further description about our shareholders’ return, see “Item 8. Financial Information—Dividend Information and Shareholders’ Return.”
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

C. Material Contracts

Agreement related to the Sale of Customer Relationship Management (“CRM”) Business, Atento
As a result of the sale agreement of Atento by Telefónica, announced on October 12, 2012, and ratified on December 12, 2012, both companies signed a Master Service Agreement which regulates Atento’s relationship with the Telefónica Group as a service provider for a period of nine years and which has been amended on May 16, 2014, November 8, 2016, May 11, 2018, November 28, 2019 and February 4, 2022. The term of the agreement was extended for Spain and Brazil in November 2016, for two additional years until the end of 2023, and for Latin America in February 2022, for one additional year until the end of 2022.
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
Football (soccer) License Agreements with LaLiga and UEFA, respectively
On June 25, 2018, Telefónica was provisionally awarded with the broadcasting rights for all football (soccer) matches of the Spanish First Division Football League National Championship in the residential subscribers market for exploitation on pay television for the 2019-2022 cycle (packages 4 and 5 of the auction called by the Professional Football League). The definitive agreements were signed on July 5, 2018.
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
On July 2, 2020 Telefónica signed an agreement for acquiring the exclusive media rights in Spain of UEFA Champions League and UEFA Europa League, as well as the UEFA Europa Conference League (a new competition to be separated from the UEFA Europa League) and UEFA Youth League, for the next cycle comprising seasons 2021/22, 2022/23 and 2023/2024, after the expiration of the agreement with Mediapro of June 28, 2018 for previous cycle 2018/2019 to 2020/2021.

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
The total award price for all competitions amounted to 975 million euros (i.e. 325 million euros for each of the seasons 2021/22, 2022/23 and 2023/2024) which is less than the license fees paid for the previous cycle and without any year-to-year increase.
On December 13, 2021, Telefónica was provisionally awarded the exclusive broadcasting rights of five matches per matchday of the Campeonato Nacional de Liga de Primera División (“LaLiga”), for pay television in the residential market, in Spain. Telefónica will have the first pick in 18 matchdays of each season and second pick in 17 matchdays, including "El Clásico" of the second round (Option D bis, Lot D.1 bis).
Likewise, Telefónica has been awarded the exclusive broadcasting rights of three matchdays, which contain ten matches each matchday, including matches of Real Madrid C.F., F.C. Barcelona and Club Atlético de Madrid against the six first classified of the previous season; and Valencia C.F., Athletic Club de Bilbao or Real Betis Balompié, if they were not among the aforementioned first classified (Option D bis, Lot D.3 bis).
The award includes the cycle 2022/2023 to 2026/2027 although the 2025/2026 and 2026/2027 seasons are subject to the CNMC lifting or modifying the resolution that limits the maximum duration of the contracts entered into by Telefónica for the acquisition of sports rights (Expte. VC/0612/14).
The award has been made at a price of 520 million euros for each of the seasons.
The award was subject to the execution of an agreement between Telefónica and LaLiga with the remaining terms and requirements established in the LaLiga tender, that was signed on January 19, 2022.
Agreement for the sale of Telefónica de Costa Rica
On February 20, 2019, Telefónica, S.A. reached an agreement with Millicom International Cellular, S.A. for the sale of 100% of Telefónica de Costa Rica TC, S.A., a company that provides fixed and mobile communication services in Costa Rica, for an amount (enterprise value) of 570 million dollars (approximately 503 million euros at the exchange rate as of the date of the agreement).
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
On July 30, 2020, Telefónica, S.A. reached an agreement with Liberty Latin America LTD, S.A. for the sale of 100% of Telefónica de Costa Rica TC, S.A., a company that provides fixed and mobile communications services in Costa Rica. On August 9, 2021, after obtaining the appropriate authorizations, Telefónica transferred 100% of the shares of Telefónica de Costa Rica TC, S.A. for an amount of 538 million U.S. dollars (approximately 457 million euros at the exchange rate as of the closing date).
Agreement for the sale of a portfolio of data center businesses
On May 8, 2019, Telefónica reached an agreement for the sale of a portfolio of 11 data center businesses located in seven jurisdictions (Spain, Brazil, the United States, Mexico, Peru, Chile and Argentina) to a company controlled by Asterion Industrial Partners SGEIC, S.A. (hereinafter, "Nabiax") for a total amount of 550 million euros to be paid at the time of effective transfer.
At the same time as this sale, agreements were entered into with Nabiax to provide housing services to the Telefónica Group, allowing Telefónica to continue providing housing services to its customers, in accordance with its previous commitments. Such service provision agreements have an initial term of ten years and include minimum consumption commitments in terms of capacity. These commitments are consistent with the Group's expected consumption volumes, while prices are subject to review mechanisms based on inflation and market reality.
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
Hence, following these transfers, as of December 31, 2020, Nabiax was operating eleven data centers sold by Telefónica.
On May 7, 2021, Asterion Industrial Partners SGEIC, S.A. and Telefónica Infra, the infrastructure unit of the Telefónica Group ("T. Infra"), reached an agreement for the contribution to Nabiax of four additional data centers owned by the Telefónica Group (two of them located in Spain and two in Chile). In exchange for the contribution of these four data centers, T. Infra will receive a 20% equity stake in Nabiax. Once the relevant authorizations and other conditions precedent to the contribution of the two data centers located in Spain were obtained, the partial closing of the transaction took place as of July 21, 2021, whereby Telefónica Group contributed those data centers to Nabiax, with T. Infra receiving in exchange a 13.94% stake in Nabiax at this stage. The agreement was complemented by the signing of a contract for the provision to Telefónica of housing services from those two data centers under terms and conditions equivalent to those established in the transaction executed in 2019, for an initial period of ten years.
Once the conditions related to the contribution of the two data centers located in Chile have been fulfilled and the same has been executed, T. Infra's stake in Nabiax will reach 20%. In this case, the contribution will also be complemented by the signing of a contract for the provision to Telefónica of housing services from these additional two data centers on similar terms as those indicated above.
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
50:50 joint venture with Liberty Global for the combination of both groups' businesses in the United Kingdom
On May 7, 2020, Telefónica agreed to enter into a joint venture with Liberty Global plc ("Liberty Global") pursuant to a contribution agreement between Telefónica, Telefonica O2 Holdings Limited, Liberty Global, Liberty Global Europe 2 Limited and a newly formed entity of which, after closing, each of Telefónica and Liberty Global would hold 50% of its share capital named VMED O2 UK Limited (as amended, the "Contribution Agreement").
After having obtained the clearance from the Competition and Market Authority (the antitrust authority in the UK) to complete this transaction and having fulfilled all the other pre-closing conditions included in the Contribution Agreement, the transaction was completed on June 1, 2021. As from such date, Telefónica and Liberty Global each holds an equal number of shares in VMED O2 UK Limited; after: (i) Telefónica having contributed to VMED O2 UK Limited its O2 mobile business in the United Kingdom and (ii) Liberty Global having contributed its Virgin Media business in the United Kingdom to VMED O2 UK Limited.

The corporate governance of VMED O2 UK Limited is regulated by a shareholders' agreement, which was entered into by the parties to the Contribution Agreement on June 1, 2021 (the "Shareholders' Agreement"). The Shareholders' Agreement provides that each of Telefónica and Liberty Global will designate four of the eight members of the Board of Directors of VMED O2 UK Limited, contains provisions regulating the management of VMED O2 UK Limited, the procedure to pass resolutions on certain reserved matters and distributions to shareholders, and customary non-solicitation, non-compete and information sharing provisions. Likewise, the Shareholders' Agreement provides that each of Telefónica or Liberty Global will have the right to initiate an initial public offering (IPO) of VMED O2 UK Limited after the third (3rd) anniversary of the closing of the transaction, with the opportunity for the other shareholder to sell shares in the IPO on a pro rata basis. The Shareholders’ Agreement also includes general restrictions on transfers of interests in VMED O2 UK Limited until the third (3rd) anniversary of the closing of the transaction, subject to certain limited exceptions. After third (3rd) anniversary of the closing of the transaction, any of the shareholders may send a notice to the other shareholder to initiate an IPO process as set forth in the Shareholders’ Agreement, and after the fifth (5th) anniversary, each shareholder will be able to initiate a sale of VMED O2 UK Limited to a third party in accordance with certain drag procedures, subject to a right of first offer in favor of the other shareholder.

On the date of closing of the transaction, Telefónica, Liberty Global, and certain companies belonging to each shareholder’s corporate group entered into certain services, reverse services, licensing and data protection agreements with VMED O2 UK Limited and certain entities belonging to VMED O2 UK Limited group. In particular, Telefónica and Liberty Global agreed that each shareholder’s group would provide certain services, either on a transitional or ongoing basis to VMED O2 UK Limited and its group and that, for a limited period of time, VMED O2 UK Limited would also provide certain reverse services to specific companies belonging to the corporate group of each of its shareholders.
Pursuant to the terms of the above referred services agreements, the transitional services that are to be provided by the Telefónica Group to VMED O2 UK Limited shall be provided for terms ranging from 7 to 24 months while the ongoing services that are to be provided by the Telefónica Group to VMED O2 UK Limited will be provided for a period of two to six years, depending on the service. The services provided by the Telefonica Group to VMED O2 UK Limited consist primarily of technology and telecommunication services that will be used by or will otherwise benefit VMED O2 UK Limited. In addition to providing VMED O2 UK Limited with such services, the mobile operators of the Telefonica Group and VMED O2 UK Limited will maintain their roaming commercial relationships in order to reciprocally provide roaming services for their respective customers.

Likewise, as of closing of the transaction Telefónica granted certain trademark license agreements to VMED O2 UK Limited (the “VMED O2 UK Limited Trademark Licenses”). Pursuant to the VMED O2 UK Limited Trademark Licenses, Telefonica Group licensed the use of Telefónica and O2 brand rights to VMED O2 UK Limited.
Additionally, at the date of closing of this transaction, Telefonica UK Limited entered into a recovery plan together with the trustee of the Telefonica UK pension plan. Such recovery plan and the Contribution Agreement set forth the obligation of Telefonica UK Limited to carry out certain payments during 2021 and 2022 in respect of agreed deficit-repair pension contributions due to the Telefonica UK Pension Plan.

In December 2021, Telefónica and Liberty Global reached an agreement on the amount for the post-completion equalization adjustment–pursuant to the calculation rules set out in Schedule 10 of the Contribution Agreement. Post payment of the related amount, Telefónica has received proceeds in connection with the transaction (i.e., excluding dividends from the ordinary course of business) amounting to 5,376 million pounds sterling (equivalent to 6,234 million euros at the transaction day).

The foregoing description of the Contribution Agreement, the Shareholders’ Agreement and the transaction does not purport to be complete and is qualified in its entirety by reference to the Contribution Agreement and Shareholders’ Agreement, copies of which are filed as Exhibits 10.1 and 10.4, respectively hereto and is incorporated herein by reference.

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
•Spectrum: 43MHz as a national weighted average based on population (approximately 46% of UPI Mobile Assets’ radiofrequencies). The division of frequencies among the Buyers conforms strictly to the spectrum limits established by ANATEL; and
•Infrastructure: including agreements for the use of approximately 2,700 mobile access sites (corresponding to approximately 19% of UPI Mobile Assets’ total sites).
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
The total consideration agreed to be paid by the Buyers under the Oi Agreement amounts to: (i) 16,500 million Brazilian reais (approximately 2,610 million euros as of December 31, 2021), of which 15,744 million Brazilian reais (approximately 2,491 million euros as of December 31, 2021) comprises the base purchase price and 756 million Brazilian reais (approximately 120 million euros as of December 31, 2021) relates to amounts to be paid as consideration for transitional services to be rendered by the Oi Group to the Buyers for a period of up to twelve months, under a transitional services agreement to be entered into among the parties, or the “Transitional Services Agreement”; and (ii) 819 million Brazilian reais (approximately 130 million euros as of December 31, 2021), as consideration for services to be rendered by the Oi Group to the Buyers under a take-or-pay data transmission capacity agreement to be entered into among the parties, or the “Capacity Agreement”.
Subject to the terms, conditions and payment schedule agreed upon between Oi Group and the Buyers, the consideration owed by the Buyers to Oi will be paid upon effectiveness of the transaction, which will occur on the date of the execution of the Transitional Services Agreement. Under the terms of the Oi Agreement, Telefónica Brasil will disburse an amount corresponding to 1/3 of the total consideration, equivalent to approximately 5,500 million Brazilian reais (approximately 870 million euros as of December 31, 2021).
The completion of the acquisition is also subject to certain conditions precedent usually applicable to this type of transaction and set forth in the Oi Agreement, such as the prior consent of ANATEL and approval by the Brazilian competition authority (CADE), as well as, if applicable, the approval by the general shareholders’ meeting of Telefónica Brasil, under the terms of article 256 of the Brazilian Corporations Law. On January 31, 2022, ANATEL granted its consent, subject to the parties' commitment to comply with certain conditions and on January 9, 2022, CADE approved the transaction, subject also to the parties' commitment to comply with certain conditions.
As of the date of this Annual Report, the closing of the transaction has not yet taken place.
Investment Agreement with Allianz and Telefónica Germany
On October 29, 2020, Telefónica Infra Germany GmbH (“TEF Infra Germany”, a subsidiary indirectly wholly-owned by Telefónica through Telefónica Infra, S.L.U.) entered into an investment agreement (and related contracts, including a partners’ agreement which sets forth the principles of corporate governance of the joint venture) with several entities belonging to the Allianz Group ("Allianz") and Telefónica Germany 1. Beteiligungsgesellschaft mbH (a subsidiary wholly-owned by Telefónica Germany GmbH & Co. OHG) (“TEF Germany”) for the creation of a joint venture to deploy Fiber-to-the-Home (FTTH) in Germany, pursuant to which TEF Infra Germany and TEF Germany conditionally agreed to invest up to 500 million euros equity in total (400 million euros by TEF Infra Germany and 100 million euros by TEF Germany) and Allianz conditionally agreed to invest up to 1,000 million euros through different sources of funding over a six year period.
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
Agreements for the sale by Telxius of its telecommunications towers' divisions in Europe and Latin America
On January 13, 2021, Telxius signed two agreements with American Tower International, Inc. (the “Purchaser”), a subsidiary of American Tower Corporation ("ATC"), for the sale of its telecommunications towers divisions in Europe (Spain and Germany) and in Latin America (Brazil, Peru, Chile and Argentina).
The total consideration for the transactions was 7.7 billion euros (including the Purchaser’s assumption of certain future committed acquisitions), subject to certain closing adjustments.
The agreements established the sale of approximately 30,722 telecommunication tower sites through two separate and independent transactions.
Among others, the agreements included the Purchaser’s commitment to maintain employment post-closing of the transactions and the continuity of the tower lease agreements entered into by Telefónica Group operators with the companies being sold. Renewal conditions do not include any new "all or nothing" clauses.
Additionally, the agreement included the transfer to the Purchaser of the towers that Telxius agreed to acquire from Telefónica Germany GmbH & Co. OHG under the agreement signed on June 8, 2020, including the towers acquired in the first phase on September 1, 2020 and the towers acquired in the second phase on August 2, 2021.
The sale of the telecommunications towers' division in Europe (Spain and Germany) closed on June 1, 2021 with Telxius receiving a payment of approximately 6.2 billion euros. In addition, on August 2, 2021 Telxius transferred to ATC, for a purchase price of 0.6 billion euros, the 4,080 sites acquired from Telefónica Germany GmbH & Co. OHG on the same date, in compliance with the second phase of the agreement signed on June 8, 2020.
The sale of the telecommunications towers' division in Latin America (Brazil, Peru, Chile and Argentina) closed on June 3, 2021 with Telxius receiving a payment of approximately 0.9 billion euros.
Sale by Telefónica Chile, S.A. of 60% of the shares of InfraCo, SpA
On February 22, 2021, Telefónica Chile, S.A. entered into a stock purchase agreement with KKR Alameda Aggregator L.P. (a vehicle controlled by funds managed or advised by KKR affiliated entities) for the sale of 60% of the shares of InfraCo, SpA.
As part of the transaction, Telefónica Chile sold approximately 2,000,000 homes passed with fiber to InfraCo, SpA. Additionally, Telefónica Chile and InfraCo, SpA entered into certain agreements for the provision of various services, including an agreement to provide wholesale connectivity services to Telefónica Chile on InfraCo, SpA’s fiber network.
After obtaining the corresponding authorizations, the transaction was closed on July 1, 2021. The transaction values InfraCo, SpA. at 1.0 billion dollars (approximately 0.8 billion euros at the exchange rate as of such date).
Agreement for the acquisition of Cancom Ltd
On July 28, 2021, Telefónica Cybersecurity & Cloud Tech, S.L.U. (“Telefónica Tech”) signed an agreement with Cancom Group for the purchase of 100% of the shares of the British company Cancom, Ltd, a company that provides advanced end to end cloud and cybersecurity services to B2B clients (including public organizations and private entities) in the United Kingdom and Ireland, for an amount (enterprise value) of 340 million pounds sterling (approximately 398 million euros).
The transaction closed on August 4, 2021, and Cancom, Ltd and its subsidiaries were integrated into the Telefónica Group as part of the new business unit Telefónica Tech.

On October 4, 2021, Cancom, Ltd changed its name to Telefónica Tech UK and Ireland, Ltd.
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
Passive foreign investment company rules
Telefónica believes that it was not a PFIC for U.S. federal income tax purposes for its 2021 taxable year. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that Telefónica will not be considered a PFIC for any taxable year. If Telefónica were treated as a PFIC for any taxable year during which a U.S. Holder owned a share or ADS, certain adverse tax consequences could apply to the U.S. Holder.
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
Our ADSs are listed on the New York Stock Exchange under the symbol “TEF.” Each ADS represents the right to receive one ordinary share of capital stock of 1.00 euros nominal value each, of Telefónica, S.A. The Depositary issues ADSs in the form of certificated ADSs (also known as American Depositary Receipts, or ADRs) or uncertificated ADSs pursuant to the Deposit Agreement.
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
The Depositary has agreed to reimburse or pay on behalf of Telefónica, S.A., certain reasonable expenses related to our ADS program and incurred by us in connection with the program (such as NYSE listing fees, legal and accounting fees incurred in connection with the preparation of Form 20-F and ongoing SEC compliance and listing requirements, distribution of proxy materials, investor relations expenses, etc.). The Depositary has covered all such expenses incurred by us during 2021 for an amount of 4.9 million dollars (equivalent to 4.1 million euros, approximately). The amounts the Depositary reimbursed or paid are not perforce related to the fees collected by the depositary from ADS holders.
As part of its service to us, the Depositary has agreed to waive certain expenses for the standard costs associated with the administration of our ADS program for the year ended December 31, 2021.

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
 Management’s Annual Report on Internal Control over Financial Reporting
The management of Telefónica is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Telefónica’s internal control over financial reporting is designed to provide reasonable assurance as to the reliability of financial reporting and the preparation of consolidated financial statements for external purposes, in accordance with generally accepted accounting principles. For Telefónica, generally accepted accounting principles refer to International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).
Telefónica’s internal control over financial reporting includes those policies and procedures that:
(1) Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
(2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Telefónica Group are being made only in accordance with authorizations of management and directors; and
(3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Telefónica’s assets that could have a material effect on the consolidated financial statements.
 Any internal control system, no matter how well designed, has inherent limitations, including the possibility of human error and the circumvention or overriding of controls and procedures, which may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with the policies or procedures may deteriorate.
Telefónica’s management assessed the effectiveness of Telefónica’s internal control over financial reporting as of December 31, 2021. In making this assessment, it used the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment performed and those criteria, Telefónica’s management concluded that as of December 31, 2021, Telefónica’s internal control over financial reporting was effective.
Report of the Independent Registered Public Accounting Firm

PricewaterhouseCoopers Auditores, S.L., an independent registered public accounting firm (PCAOB ID 1306), has issued a report both on the consolidated financial statements as of and for the year ended December 31, 2021 and on the effectiveness of Telefónica’s internal control over financial reporting under auditing standards of the Public Company Accounting Oversight Board (United States). The report is included on page F-2.
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
Item 16. [Reserved]
Item 16A. Audit Committee Financial Expert
Our Board of Directors has determined that all the members of the Audit and Control Committee (i.e., Mr. Peter Löscher (Chairman), Mr. José Javier Echenique Landiríbar, Ms. Carmen García de Andrés and Ms. María Rotondo Urcola) meet the requirements of an “audit committee financial expert” as such term is defined by the SEC.
Item 16B. Code of Ethics
Telefónica is governed by a code of business conduct and ethics called the Telefónica's Responsible Business Principles. The Responsible Business Principles are binding on all employees globally, including senior officers, in their daily operations and on the Company in its relations with its stakeholders. All employees have an obligation to complete the Responsible Business Principles Course once every two years. In 2021, 85% of Telefónica’s workforce completed the Responsible Business Principles Course.

The standards set forth in the Telefónica's Responsible Business Principles cover ethical issues such as honesty and trust, respect for the law, integrity and the respect of human rights and digital rights, transparency of information, fiscal transparency, fair competition, political neutrality, as well as how these ethical principles should be implemented in our relationships with our stakeholders: employees, customers, shareholders, suppliers and the communities we work in. Issues covered, amongst other, are professional development, diversity, labor rights, compensation, health and safety, communications and advertising, corporate governance, innovation, development and responsible use of technology, risk management, protection to shareholders, anti-corruption, conflicts of interest, environmental protection, privacy and data protection, commitment to the societies in which operate and responsible management of the supply chain, etc.

Telefónica's Responsible Business Principles are available and open to consultation for employees on the Telefónica Intranet site as well as for the general public on the Telefónica external website (https://www.telefonica.com/en/commitment/how-we-work/business-principles/).

For more information, please see “Item 16G. Corporate Governance—Code of Ethics."

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
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
At December 31, 2021, we held 139,329,370 shares of treasury stock, representing 2.41094% of our capital stock. At December 31, 2020, we held 98,231,380 shares of treasury stock, representing 1.77748% of our capital stock. These treasury shares were directly owned by Telefónica, S.A.
    The table below shows the purchases of Telefónica shares made by or on behalf of Telefónica or any affiliated purchaser during 2021. These purchases were made in open-market transactions and none of the shares were purchased under a publicly announced plan or program.

Period of Fiscal Year	Total number of shares purchased	Average price paid per share (euro)	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
January 1 to January 31	4,566,000	3.26	—	—
February 1 to February 28	—	—	—	—
March 1 to March 31	279,435	3.87	—	—
April 1 to April 30	9,736,739	3.77	—	—
May 1 to May 31	1,415,627	4.13	—	—
June 1 to June 30	7,850,847	3.94	—	—
July 1 to July 31	5,492,912	3.82	—	—
August 1 to August 31	22,065,381	4.13	—	—
September 1 to September 30	15,750,942	4.18	—	—
October 1 to October 31	22,216,257	3.87	—	—
November 1 to November 30	19,589,776	3.85	—	—
December 1 to December 31	13,068,848	3.80	—	—
Total	122,032,764	3.92	—	—

The table does not include shares received by Telefonica pursuant to Telefónica’s scrip dividend in June 2021 (1,536,656 shares) and December 2021 (4,754,862 shares) in connection with its treasury shares.
For information regarding our share buybacks, see “Item 8. Financial Information—Dividend Information and Shareholders’ Return” and Note 17 to our Consolidated Financial Statements.
Item 16F. Change in Registrant’s Certifying Accountant
Not applicable.

Item 16G. Corporate Governance
Corporate governance guidelines
In Spain, companies with securities listed on a Spanish Stock Exchange are expected to follow the Good Governance Code of Listed Companies (the “Code”), which was approved in February 2015 and most recently revised in June 2020. The Code contains certain corporate governance and shareholder disclosure recommendations. Spanish listed companies are required by law to publish an Annual Report on Corporate Governance and a Report on the Compensation of the Board of Directors. Additionally, Spanish listed companies are required to publish their corporate governance information on their websites. We base our corporate governance procedures on the recommendations of the Code. As part of our corporate governance procedures, we have adopted regulations for our Board of Directors that govern, among other things, director qualification standards, responsibilities, compensation, access to management information, the Board of Directors’ purpose and each of our Board Committee’s purpose and responsibilities. Moreover, we have a Regulation of the General Shareholders’ Meeting that aims to reinforce its transparency, providing shareholders with a framework guaranteeing and facilitating exercise of their rights. Additionally, we also have regulations for the Audit and Control Committee and for the Nominating, Compensation and Corporate Governance Committee. The Annual Report on Corporate Governance published by us provides a detailed explanation of our corporate governance procedures and explains the role and duties of our Board of Directors and Board Committees. Our Annual Report on Corporate Governance and the Report on the Compensation of the Board of Directors of Telefónica, S.A. are available on our website at www.telefonica.com. None of the information contained on our website is incorporated in this Annual Report.
Committees
We have an Executive Commission. The Board of Directors delegates all its powers to an Executive Commission, except those that cannot be delegated by law, by our bylaws, or by the Regulations of the Board of Directors. The Executive Commission provides for greater efficiency and effectiveness in the execution of tasks, since it meets more often than the Board of Directors. The Executive Commission shall report to the Board in a timely manner on the matters dealt with and the decisions adopted at the meetings thereof, with a copy of the minutes of such meetings made available to the members of the Board (according to Article 21.C of the Regulations of the Board of Directors). The Executive Commission shall consist of the Chairman of the Board of Directors, once appointed as a member of the Executive Commission, and not less than three nor more than ten Directors, appointed by the Board of Directors. The Board of Directors shall seek that the Executive Commission has at least two external Directors, of whom at least one shall be independent.
We have had an Audit and Control Committee since 1997. Our Audit and Control Committee is composed of four non-executive and independent directors, all of whom are deemed Rule 10A-3 independent by our Board of Directors. The functions, composition and competencies of this Committee are regulated by the Board of Directors’ Regulations and the Regulations of the Audit and Control Committee and are similar to those required by the New York Stock Exchange. The Audit and Control Committee shall consist of not less than three directors appointed by our Board of Directors. All Committee members shall be external Directors, and at least a majority of them must be independent Directors. When appointing such members, our Board of Directors shall take into account the appointees’ knowledge and experience in matters of accounting, auditing and risk management.
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

Independence of the Board
As of the date of this Annual Report, we have 15 directors, out of which nine have been deemed independent by our Board of Directors attending to the director’s classification contained in Spanish Corporations Act (Ley de Sociedades de Capital). All our directors, with the exception of Mr. Álvarez-Pallete López (our Chairman and Chief Executive Officer) and Mr. Vilá Boix (our Chief Operating Officer), are non-executive directors. We, in accordance with the Spanish Corporations Act, assess the independence of our directors. Among other things, independent directors: (i) shall not be, past employees or executive directors of any of the Group companies, unless three or five years have elapsed, respectively, (ii) shall not receive any payment or other form of compensation from us or our group on top of their directors’ fees, unless the amount involved is not significant, (iii) shall not be partners, now or on the past three years, in the external auditor or in the firm responsible for the audit report, (iv) shall not be executive directors or senior officers of another company where one of our executive directors or senior officers is an external director, (v) shall not have material business dealings with us or any other company in our group, (vi) shall not be spouses, nor partners maintaining an analogous affective relationship, nor close relative of any of our executive directors or senior officers and (vii) shall not stand in any of the situations listed in (i), (v) or (vi) above in relation to a significant shareholder or a shareholder with board representation.
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
Code of Ethics
The NYSE listing standards require U.S. companies to adopt a code of business conduct and ethics for directors, officers and employees, which at minimum must address certain specified topics, and promptly disclose any waivers of the code for directors or executive officers. In 2004 we adopted, as required by the Sarbanes-Oxley Act, a code of ethics that applied to our principal executive officer, principal financial officer and to our senior financial officers. In December 2006, we adopted a code of business conduct and ethics, the “Telefónica’s Responsible Business Principles”, which apply to all Telefónica Group employees. In March 2008, we decided to modify such Responsible Business Principles in order to incorporate within them all components of the code of ethics definition in Section 406 of Sarbanes Oxley Act, and consequently our code of ethics for senior officers was replaced by such Responsible Business Principles. These Responsible Business Principles were further modified in 2016 and 2017 in order to include, among others, several new principles related to privacy and data protection, security, responsible communication practices as well as to reinforce other principles including the anti-corruption principle. In 2021, we decided to modify again the Telefónica’s Responsible Business Principles in order to incorporate new principles related to digital rights and innovation, development and responsible use of technology. This update also incorporates new terms such as climate change, circular economy, conciliation and inclusion, key concepts in our company strategy.
We also have an internal code of conduct for securities markets issues to prevent insider trading misconduct and to control possible conflicts of interest. In addition, the Regulations of the Board of Directors set out in detail our directors’ main obligations relating to conflicts of interest concerning business opportunities, misappropriation of our assets, confidentiality and non-competition.
Item 16H. Mine Safety Disclosure
Not applicable.
Item 16I.Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.

Part III
Item 17. Financial Statements

We have responded to Item 18 in lieu of responding to this Item.
Item 18. Financial Statements

Please see pages F-7 through F-209.
Item 19. Exhibits

Exhibit Number	Description
1.1	Amended and Restated bylaws (English translation)
2.1	Description of registrant's securities
4.1	Agreement for the Sale and Purchase of Customer Relationship Management business, Atento, dated October 11, 2012 *
4.3	2018 Long-Term Incentive Plan Terms**
4.4	2021 Long-Term Incentive Plan Terms
8.1	Subsidiaries of Telefónica (see Note 1 to the Consolidated Financial Statements and Appendix I thereto)
10.1	Contribution Agreement, dated May 7, 2020, by and among Telefónica, S.A., Telefonica O2 Holdings Limited, Liberty Global, plc., Liberty Global Europe 2 Limited and Liberty Global Holdco Limited ***#
10.2	Agreement for the sale and purchase of the towers Europe division of Telxius Telecom, S.A. dated January 13, 2021, between Telxius Telecom, S.A. and American Tower International, Inc.***#
10.3	Agreement for the sale and purchase of the towers Latam division of Telxius Telecom, S.A. dated January 13, 2021, between Telxius Telecom, S.A. and American Tower International, Inc.***#
10.4	Shareholders Agreement, dated June 1, 2021, by and among Liberty Global plc, Liberty Global Europe 2 Limited, Liberty Global Holdco Limited, Telefónica, S.A. and Telefonica O2 Holdings Limited#¥
12.1	Certification of José María Álvarez-Pallete López, Chairman and Chief Executive Officer of Telefónica, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Laura Abasolo García de Baquedano, Chief Finance and Control Officer of Telefónica, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	Inline XBRL Instance Document — the instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL TAXONOMY EXTENSION SCHEMA DOCUMENT
101.CAL	Inline XBRL TAXONOMY EXTENSION CALCULATION LINKBASE DOCUMENT
101.DEF	Inline XBRL TAXONOMY EXTENSION DEFINITION LINKBASE DOCUMENT
101.LAB	Inline XBRL TAXONOMY EXTENSION LABEL LINKBASE DOCUMENT
101.PRE	Inline XBRL TAXONOMY EXTENSION PRESENTATION LINKBASE DOCUMENT
104	Cover Page Interactive Data File — the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

*	Incorporated by reference to Telefónica’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012.
**	Incorporated by reference to Telefónica’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018.
***	Incorporated by reference to Telefónica’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020.
#	Schedules and/or attachments to the agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K but will be provided to the U.S. Securities and Exchange Commission or its staff upon request.
¥
Information has been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K because it is both not material and is the type that the registrant treats as private or confidential. Such information will be provided to the U.S. Securities and Exchange Commission or its staff upon request.

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
Date: February 25, 2022

Consolidated Financial Statements

Telefónica, S.A. and subsidiaries composing the Telefónica Group.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Telefónica, S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Telefónica, S.A. and subsidiaries composing the Telefónica Group (the “Company”) as of December 31, 2021 and 2020, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Changes in Accounting Principles

As discussed in Note 17.g) to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

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

Goodwill impairment assessment

As described in Notes 3 and 7 to the consolidated financial statements, the Company´s consolidated goodwill balance was €16,519 million at December 31, 2021 arising from business combinations completed in the countries in which the Company operates. Management conducts impairment tests for goodwill at least annually or more frequently, if there are certain events or changes indicating the possibility that the carrying amount may not be fully recoverable. The potential impairment loss is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates. Management calculates the recoverable amount of each cash-generating unit as the higher of fair value less cost to sell and value in use. In assessing value in use, the projected cash flows are based on the strategic plans approved by the Board of Directors. Management’s cash flows projections included significant judgements when considering significant assumptions such as long-term OIBDA margin, long-term capital expenditure ratio, discount rates and perpetuity growth rates which would be significantly affected by the future trends in the economic, competitive, regulatory and technological environment in each of the countries in which the Company operates. As per the circumstances described in Note 7, an impairment loss of €393 million was recognized during the year on the goodwill related to Telefonica Peru cash-generating unit. Sensitivity to changes in the significant assumptions is disclosed in the referred note.

The principal considerations for our determination that performing procedures relating to goodwill impairment assessment is a critical audit matter are the significant judgments made by management when developing the recoverable amount of the cash-generating units. This in turn led to a high degree of auditor judgement and effort in performing procedures and evaluating management’s significant assumptions, related to long-term OIBDA margin, long-term capital expenditure ratio, discount rate and perpetuity growth rate.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the determination of the recoverable amount of the Company’s cash-generating units. These procedures also included, among others, testing management’s process for developing the value in use estimate; evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the significant assumptions used by management, related to long-term OIBDA margin, long-term capital expenditure ratio, discount rate and perpetuity growth rate. Evaluating whether the significant assumptions used by management were reasonable involved evaluating (1) the current and past performance of the cash-generating units, (2) the degree of budget achievement, (3) the consistency with external market and industry data, (4) the sensitivity analysis performed, and (5) the sufficiency of the Company’s goodwill impairment disclosures. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and certain significant assumptions, including the discount rates.

Revenue recognition (Unbilled revenue)

As described in Note 3 to the consolidated financial statements, revenue recognized by the Company arises from various telecommunications products and services that may be sold separately or bundled in packages. For bundled packages that include multiple elements management determines whether it is necessary to separate the separately identifiable elements and apply the corresponding revenue recognition policy to each element. Total package revenue is allocated among the identified elements based on their respective standalone selling prices. Company's revenue recognition relies significantly on its information systems and technological structure, which includes the use of a large number of systems in the Group companies’ operations. When the revenue billing cycle does not align with the consolidated financial statements closing date, management must use estimates to determine the amount to be recognized for services rendered and not yet billed at the year-end. As disclosed in Note 14, as of December 31, 2021 unbilled revenue was €2,316 million. These estimates are based on data obtained from different sources and revenue streams processed by the information systems and historical information.

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

Tax and regulatory proceedings in Telefonica Brazil

As described in Notes 3, 24 and 25 to the consolidated financial statements, the Company has recognized provisions amounting €340 million and €314 million related to tax and regulatory proceedings in Telefonica Brazil for the resolution of pending litigation when management determines that a loss is probable and the amount of the loss can be reasonably estimated. No liability for an estimated loss is accrued in the consolidated financial statements for unfavorable outcomes when, after assessing the information available, management concludes that it is not probable that a loss has been incurred in any of the pending litigation. In Notes 24 and 25, the Company discloses contingencies when management concludes no loss is probable but it is reasonably possible that a loss may be incurred, and for income tax pending litigations, is probable that the taxation authority will accept the uncertain tax treatment.

The principal considerations for our determination that performing procedures relating to tax and regulatory proceedings in Telefonica Brazil is a critical audit matter are the significant judgments made by management when assessing the amount and the likelihood of a loss being incurred, which in turn led to a high degree of auditor judgment, effort and subjectivity in evaluating management’s assessment of the loss contingencies associated with litigation claims.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s evaluation of tax and regulatory claims in Telefonica Brazil, including the determination process whether a loss is probable or not and whether the amount of loss can be reasonably estimated. These procedures also included, among others, (1) obtaining and evaluating the responses to our letters of audit inquiry with internal and external legal counsels, (2) evaluating the reasonableness of management’s assessment regarding whether an unfavorable outcome is reasonably possible or probable and reasonably estimable, and (3) evaluating the sufficiency of the Company’s tax and regulatory contingency disclosures. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s assessment regarding whether an unfavorable outcome is reasonably possible or probable.

Valuation of investment in VMED O2 UK Ltd.

As described in Notes 2, 3 and 10 to the consolidated financial statements, on May 7, 2020, the Company entered into a contribution agreement with Liberty Global plc to combine into a 50-50 joint venture their operating businesses in the United Kingdom. On June 1, 2021, once the pertinent regulatory approvals had been obtained, the necessary recapitalizations had been carried out and the rest of the precedent conditions established in the agreement had been met, the transaction was closed and the joint business was constituted. As indicated in Note 3.h), when the Company contributed a controlled business to a joint venture, measured and recognized any retained interest at its fair value in the statement of financial position. The fair value assigned to the 50% stake in VMED O2 UK Ltd., the parent company of the joint venture, amounted to 12,012 million euros, as indicated in Note 10 to the consolidated financial statements. To determine the fair value of the retained investment in the joint venture, the business plan of VMED O2 UK Ltd. was used as described in Note 10 to the consolidated financial statements. The fair value estimate includes significant judgments when considering significant assumptions such as long-term EBITDA margin, long-term capital expenditure ratio, discount rate and perpetuity growth rate which would be significantly affected by the future trends in the economic, competitive, regulatory and technological environment. Likewise, the value of the investment in VMED O2 UK Ltd. amounts to 12,129 million euros as of December 31, 2021. Management has assessed whether there is any objective evidence that the value of the investment has been impaired, not having identified events that occurred after initial recognition that qualify as such.

The principal considerations for our determination that performing procedures relating to the valuation of the investment in VMED O2 UK Ltd. is a critical audit matter are the significant judgments made by management when estimating the significant assumptions on which the fair value of the investment is based at initial measurement date, and which are taken into account when evaluating the existence of any objective evidence of impairment of the investment at year-end. This in turn led to a high degree of auditor judgement and effort in evaluating management’s significant assumptions, related to long-term EBITDA margin, long-term capital expenditure ratio, discount rate and perpetuity growth rate.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the management’s fair value estimate of the investment for its initial measurement, and to their analysis of impairment indicators at year-end. These procedures also included, among others, testing management’s process for developing the initial valuation of the investment; evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the significant assumptions used by management, related to long-term EBITDA margin, long-term capital expenditure ratio, discount rate and perpetuity growth rate. Evaluating whether the significant assumptions used by management were reasonable involved evaluating (1) the consistency of the data used in the calculation of the fair value with the business plan of VMED O2 UK Ltd., and (2) the consistency with external market and industry data. In addition, these procedures also included evaluating (1) the impairment indicators assessment at year-end prepared by management, and (2) the sufficiency of the Company’s equity investments disclosures. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and certain significant assumptions, including the discount rates.

/s/ PricewaterhouseCoopers Auditores, S.L.

Madrid, Spain

February 25, 2022

We have served as the Company’s auditor since 2017.

Consolidated Statements of financial position
Millions of euros	Notes	2021	2020
ASSETS
A) NON-CURRENT ASSETS		84,284	71,396
Intangible assets	(Note 6)	11,725	11,488
Goodwill	(Note 7)	16,519	17,044
Property, plant and equipment	(Note 8)	22,725	23,769
Rights of use	(Note 9)	7,579	4,982
Investments accounted for by the equity method	(Note 10)	12,773	427
Financial assets and other non-current assets	(Note 12)	7,347	7,270
Deferred tax assets	(Note 25)	5,616	6,416
B) CURRENT ASSETS		24,929	33,655
Inventories	(Note 13)	1,749	1,718
Receivables and other current assets	(Note 14)	8,287	7,523
Tax receivables	(Note 25)	2,120	902
Other current financial assets	(Note 15)	3,835	2,495
Cash and cash equivalents	(Note 16)	8,580	5,604
Non-current assets and disposal groups held for sale	(Note 30)	358	15,413
TOTAL ASSETS (A+B)		109,213	105,051

	Notes	2021	2020
EQUITY AND LIABILITIES
A) EQUITY		28,684	18,260
Equity attributable to equity holders of the parent and other holders of equity instruments	(Note 17)	22,207	11,235
Equity attributable to non-controlling interests	(Note 17)	6,477	7,025
B) NON-CURRENT LIABILITIES		55,034	58,674
Non-current financial liabilities	(Note 18)	35,290	42,297
Non-current lease liabilities	(Note 20)	6,391	4,039
Payables and other non-current liabilities	(Note 21)	3,089	2,561
Deferred tax liabilities	(Note 25)	2,602	2,620
Non-current provisions	(Note 24)	7,662	7,157
C) CURRENT LIABILITIES		25,495	28,117
Current financial liabilities	(Note 18)	7,005	8,123
Current lease liabilities	(Note 20)	1,679	1,255
Payables and other current liabilities	(Note 22)	13,210	10,912
Current tax payables	(Note 25)	2,026	1,732
Current provisions	(Note 24)	1,441	1,304
Liabilities associated with non-current assets and disposal groups held for sale	(Note 30)	134	4,791
TOTAL EQUITY AND LIABILITIES (A+B+C)		109,213	105,051
The accompanying notes and appendices are an integral part of these consolidated statements of financial position.

Consolidated income statements
Millions of euros	Notes	2021	2020	2019
Revenues	(Note 26)	39,277	43,076	48,422
Other income	(Note 26)	12,673	1,587	2,842
Supplies		(12,258)	(13,014)	(13,635)
Personnel expenses	(Note 26)	(6,733)	(5,280)	(8,066)
Other expenses	(Note 26)	(10,976)	(12,871)	(14,444)
Depreciation and amortization	(Note 26)	(8,397)	(9,359)	(10,582)
OPERATING INCOME		13,586	4,139	4,537
Share of (loss) income of investments accounted for by the equity method	(Note 10)	(127)	2	13
Finance income		614	677	842
Exchange gains		2,801	3,847	2,461
Finance costs		(2,028)	(2,417)	(2,795)
Exchange losses		(2,751)	(3,665)	(2,340)
Net financial expense	(Note 19)	(1,364)	(1,558)	(1,832)
PROFIT BEFORE TAX		12,095	2,583	2,718
Corporate income tax	(Note 25)	(1,378)	(626)	(1,054)
PROFIT FOR THE YEAR		10,717	1,957	1,664
Attributable to equity holders of the parent		8,137	1,582	1,142
Attributable to non-controlling interests	(Note 17)	2,580	375	522
Basic earnings per share (euros)	(Note 26)	1.38	0.23	0.15
Diluted earnings per share euros)	(Note 26)	1.37	0.23	0.15
The accompanying notes and appendices are an integral part of these consolidated income statements.

Consolidated Statements of comprehensive income	2021	2020	2019
Millions of euros
Profit for the year	10,717	1,957	1,664
Other comprehensive (loss) income	4,557	(7,305)	(369)
Gains (losses) from financial assets measured at Fair value through other comprehensive income	2	1	2
Income tax impact	(1)	—	—
Reclassification of (gains) losses included in the income statement (Note 19)	—	—	(62)
Income tax impact	—	—	—
	1	1	(60)
Gains (losses) on hedges	1,593	(765)	361
Income tax impact	(395)	183	(98)
Reclassification of (gains) losses included in the income statement (Note 19)	(1,874)	963	(439)
Income tax impact	478	(250)	118
	(198)	131	(58)
Gains (losses) on hedges costs	128	(98)	(14)
Income tax impact	(32)	24	4
Reclassification of (gains) losses included in the income statement (Note 19)	(10)	(8)	(4)
Income tax impact	3	2	1
	89	(80)	(13)
Share of gains (losses) recognized directly in equity of associates and others	32	—	—
Income tax impact	—	—	—
Reclassification of (gains) losses included in the income statement	—	—	(7)
Income tax impact	—	—	—
	32	—	(7)
Translation differences (Note 17)	4,098	(7,236)	(162)
Total other comprehensive income (loss) recognized for the year that may be reclassified subsequently to profit or loss	4,022	(7,184)	(300)
Actuarial gains (losses) and impact of limit on assets for defined benefit pension plans	130	33	(188)
Income tax impact	(35)	—	45
Reclassification to reserve actuarial losses (gains) and impact of limit on assets for defined benefit pension plans (Note 2)	392	—	89
	487	33	(54)
Gains (losses) from financial assets measured at fair value through comprehensive income	49	(141)	(1)
Income tax impact	(1)	(13)	(14)
	48	(154)	(15)
Total other comprehensive income (loss) recognized for the year that will not be reclassified subsequently to profit or loss	535	(121)	(69)
Total comprehensive income (loss) recognized for the year	15,274	(5,348)	1,295
Attributable to:
Equity holders of the parent and other holders of equity instruments	12,652	(4,286)	860
Non-controlling interests	2,622	(1,062)	435
	15,274	(5,348)	1,295
The accompanying notes and appendices are an integral part of these consolidated statements of comprehensive income.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	Attributable to equity holders of the parent and other holders of equity instruments											Non-contro-lling interests (Note 17)	Total equity
Millions of euros	Share capital	Share premium	Treasury Shares	Other equity instru-ments	Legal reser-ve	Retained earnings	Fair value finan-cial assets	Hedges	Equity of associa-tes and others	Transla-tion differen-ces	Total
Financial position at December 31, 2020	5,526	4,538	(476)	7,550	1,038	19,046	(597)	647	(57)	(25,980)	11,235	7,025	18,260
Profit for the year						8,137					8,137	2,580	10,717
Other comprehensive income (loss) for the year						465	50	(209)	121	4,088	4,515	42	4,557
Total comprehensive income (loss) for the year						8,602	50	(209)	121	4,088	12,652	2,622	15,274
Dividends and distribution of profit (Note 17)	336	—	—	—	—	(936)				—	(600)	(3,051)	(3,651)
Net movement in treasury shares	—	—	(459)	—	—	(20)				—	(479)	—	(479)
Acquisitions and disposals of non-controlling interests and business combinations (Note 2)	—	—	—	—	—	(354)				—	(354)	(119)	(473)
Capital reduction	(83)	(305)	388	—	—	—				—	—	—	—
Undated deeply subordinated securities (Note 17)	—	—	—	—	—	(263)				—	(263)	—	(263)
Other movements	—	—	—	—	—	16				—	16	—	16
Financial position at December 31, 2021	5,779	4,233	(547)	7,550	1,038	26,091	(547)	438	64	(21,892)	22,207	6,477	28,684

The accompanying notes and appendices are an integral part of these consolidated statements of changes in equity.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	Attributable to equity holders of the parent and other holders of equity instruments											Non-contro-lling interests (Note 17)	Total equity
Millions of euros	Share capital	Share premium	Treasury Shares	Other equity instru-ments	Legal reser-ve	Retained earnings	Available-for-sale investments	Hedges	Equity of associa-tes and others	Transla-tion differen-ces	Total
Financial position at December 31, 2019	5,192	4,538	(766)	8,243	1,038	19,042	(444)	503	24	(20,252)	17,118	8,332	25,450
Profit for the year						1,582					1,582	375	1,957
Other comprehensive income (loss) for the year						23	(153)	144	(81)	(5,801)	(5,868)	(1,437)	(7,305)
Total comprehensive income (loss) for the year						1,605	(153)	144	(81)	(5,801)	(4,286)	(1,062)	(5,348)
Dividends and distribution of profit (Note 17)	334	—	—	—	—	(1,048)				—	(714)	(516)	(1,230)
Net movement in treasury shares	—	—	(195)	—	—	(29)				—	(224)	—	(224)
Acquisitions and disposals of non-controlling interests and business combinations (Note 17)	—	—	485	—	—	(223)				—	262	318	580
Undated deeply subordinated securities (Note 17)	—	—	—	(693)	—	(335)				73	(955)	(42)	(997)
Other movements	—	—	—	—	—	34				—	34	(5)	29
Financial position at December 31, 2020	5,526	4,538	(476)	7,550	1,038	19,046	(597)	647	(57)	(25,980)	11,235	7,025	18,260

Financial position at December 31, 2018	5,192	4,538	(686)	7,496	1,038	20,291	(369)	560	44	(20,157)	17,947	9,033	26,980
Adjustment on initial application of new reporting (Note 17)						11					11	5	16
Financial position at January 1, 2019	5,192	4,538	(686)	7,496	1,038	20,302	(369)	560	44	(20,157)	17,958	9,038	26,996
Profit for the year						1,142					1,142	522	1,664
Other comprehensive income (loss) for the year						(35)	(75)	(57)	(20)	(95)	(282)	(87)	(369)
Total comprehensive income (loss) for the year						1,107	(75)	(57)	(20)	(95)	860	435	1,295
Dividends and distribution of profit (Note 17)	—	—	—	—	—	(2,046)				—	(2,046)	(710)	(2,756)
Net movement in treasury shares	—	—	(80)	—	—	(5)				—	(85)	—	(85)
Acquisitions and disposals of non-controlling interests and business combinations	—	—	—	—	—	(89)				—	(89)	(418)	(507)
Undated deeply subordinated securities and notes mandatorily convertible (Note 17)	—	—	—	747	—	(256)				—	491	(12)	479
Other movements	—	—	—	—	—	29				—	29	(1)	28
Financial position at December 31, 2019	5,192	4,538	(766)	8,243	1,038	19,042	(444)	503	24	(20,252)	17,118	8,332	25,450

The accompanying notes and appendices are an integral part of these consolidated statements of changes in equity.

Consolidated Statements of cash flows
Millions of euros	Notes	2021	2020	2019
Cash received from operations	(Note 28)	46,415	51,353	57,699
Cash paid from operations	(Note 28)	(34,379)	(36,477)	(41,224)
Net payments of interest and other financial expenses net of dividends received	(Note 28)	(1,309)	(1,171)	(1,725)
Taxes (paid)/proceeds	(Note 28)	(459)	(509)	272
Net cash flow provided by operating activities	(Note 28)	10,268	13,196	15,022
(Payments on investments)/proceeds from the sale in property, plant and equipment and intangible assets, net	(Note 28)	(6,164)	(7,020)	(7,659)
Proceeds on disposals of companies, net of cash and cash equivalents disposed	(Note 28)	13,369	81	1,723
Payments on investments in companies, net of cash and cash equivalents acquired	(Note 28)	(414)	(79)	(12)
Proceeds on financial investments not included under cash equivalents	(Note 28)	2,163	2,308	1,835
Payments on financial investments not included under cash equivalents	(Note 28)	(1,474)	(3,297)	(1,132)
(Payments)/proceeds on placements of cash surpluses not included under cash equivalents		(1,584)	217	(396)
Net cash flow used in investing activities	(Note 28)	5,896	(7,790)	(5,641)
Dividends paid	(Note 28)	(3,630)	(1,296)	(2,742)
Proceeds from share capital increase	(Note 28)	—	323	—
(Payments)/proceeds of treasury shares and other operations with shareholders and with minority interests	(Note 28)	(604)	(223)	(504)
Operations with other equity holders	(Note 28)	(354)	(1,020)	390
Proceeds on issue of debentures and bonds and other debts	(Note 28)	561	4,011	4,186
Proceeds on loans, borrowings and promissory notes	(Note 28)	3,085	4,516	1,702
Repayments of debentures and bonds and other debts	(Note 28)	(5,847)	(6,728)	(3,653)
Repayments of loans, borrowings and promissory notes	(Note 28)	(4,146)	(2,852)	(6,356)
Lease principal payments	(Note 20)	(1,782)	(1,787)	(1,518)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(Note 28)	(273)	(382)	(526)
Net cash used in financing activities	(Note 28)	(12,990)	(5,438)	(9,021)
Effect of changes in exchange rates		(179)	(402)	7
Cash reclassified to assets held for sale	(Note 30)	(7)	(4)	(14)
Effect of changes in consolidation methods and others		(12)	—	(3)
Net increase (decrease) in cash and cash equivalents during the year		2,976	(438)	350
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	(Note 16)	5,604	6,042	5,692
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	(Note 16)	8,580	5,604	6,042
RECONCILIATION OF CASH AND CASH EQUIVALENTS WITH THE STATEMENTS OF FINANCIAL POSITION
BALANCE AT THE BEGINNING OF THE PERIOD	(Note 16)	5,604	6,042	5,692
Cash on hand and at banks		4,600	5,209	4,886
Other cash equivalents		1,004	833	806
BALANCE AT THE END OF THE PERIOD	(Note 16)	8,580	5,604	6,042
Cash on hand and at banks		7,353	4,600	5,209
Other cash equivalents		1,227	1,004	833
The accompanying notes and appendices are an integral part of these consolidated statements of cash flows.

Telefónica, S.A. and subsidiaries composing the Telefónica Group

Notes to the consolidated financial statements for the year ended December 31, 2021
Note 1. Background and general information
Telefónica, S.A. and its subsidiaries and investees (hereinafter also referred to as Telefónica, the Company, the Telefónica Group or the Group) make up an integrated and diversified telecommunications group operating mainly in Europe and Latin America. The Group’s activity is centered around services of fixed and wireless telephony, broadband, Internet, data traffic, Pay TV and other digital services.
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
The accompanying consolidated financial statements for the year ended December 31, 2021 were approved by the Company’s Board of Directors at its meeting on February 23, 2022 for submission for approval at the General Shareholders’ Meeting, which is expected to occur without modification.

Note 2. Basis of presentation of the consolidated financial statements
The accompanying consolidated financial statements were prepared from the accounting records of Telefónica, S.A. and each of the companies comprising the Telefónica Group, whose separate financial statements were prepared in accordance with the generally accepted accounting principles applicable in the various countries in which they are located, and for the purposes of these consolidated financial statements are presented in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These consolidated financial statements give a true and fair view of the consolidated equity and financial position at December 31, 2021, and of the consolidated results of operations, changes in consolidated equity and the consolidated cash flows obtained and used in the year then ended.
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
Comparative information and main changes in the consolidation scope
For comparative purposes, the accompanying consolidated financial statements for 2021 include the figures for 2020, and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows, and the notes thereto for the year then ended, they also include those of 2019.
The main events and changes in the consolidation scope affecting comparability of the consolidated information for 2021 and 2020 (see Appendix I for a detailed description of the consolidation scope and the changes during the year) are as listed below.
Exchange rates evolution

Variation of average exchange rate
	2020 vs 2019	2021 vs 2020
Brazilian real	(24.1%)	(8.8%)
Pound sterling	(1.3%)	3.4%
New peruvian sol	(6.1%)	(13.2%)
Chilean peso	(12.9%)	0.6%
Colombian peso	(12.6%)	(5.1%)
Mexican peso	(11.5%)	1.6%

Variation of closing exchange rate
	2020 vs 2019	2021 vs 2020
Brazilian real	(29.0%)	0.9%
Pound sterling	(5.2%)	6.9%
New peruvian sol	(16.2%)	(1.6%)
Chilean peso	(3.6%)	(8.8%)
Colombian peso	(12.6%)	(6.6%)
Mexican peso	(13.3%)	5.4%
The currency depreciation in 2020, affected by the COVID-19 crisis, had a negative impact in Equity attributable to equity holders of the parent amounting to 5,801 million euros (see Note 17.f).
Agreement between Telefónica and Liberty Global plc to combine their operating businesses in the UK
On May 7, 2020, Telefónica reached an agreement with Liberty Global plc to combine into a 50-50 joint venture their operating businesses in the United Kingdom (O2 Holdings Ltd. and Virgin Media UK, respectively). On June 1, 2021 after obtaining the relevant regulatory approvals, consummation of the necessary recapitalisations and satisfaction of other closing conditions, the closing of the transaction was carried out, resulting in the combination of both businesses into the joint venture called VMED O2 UK Ltd.
This move is fully aligned with the Telefonica strategy to focus on improving market positioning in its core markets. It will enable Telefónica to reinforce its presence and continuity in this market through the creation of an integrated communications provider in the United Kingdom that will offer their customers a convergent value proposition. Accordingly, VMED O2 UK is considered a reportable segment, as Telefónica United Kingdom was until June 1, 2021, while VMED O2 UK is a joint venture and as such it is registered by the equity method (see notes 4 and 10).
In accordance with IFRS 5, at December 31, 2020 the companies included in the transaction were classified as a disposal group held for sale (see Note 30). The non-current assets of Telefónica United Kingdom ceased to be amortized for accounting purposes from the date they started being classified as non-current assets held for sale in May 2020 (see Note 4).
The constitution of the joint venture resulted in a contribution of 5,376 million pounds sterling (equivalent to 6,234 million euros at the transaction day) for Telefonica, of which 2,622 million pounds correspond to the cash payment to Telefónica to equalise ownership in the joint venture (including the post-completion adjustment, see Note 29.c) and 2,754 million pounds correspond to proceeds from recapitalisation.
As a consequence of this transaction, the Group recognized a gain amounting to 4,460 million euros in “Other income” (see Note 26), as follows:

Millions of euros
Cash received	6,234
Fair value of 50% of VMED O2 UK (Note 10)	12,012
Less: carrying amount of Telefonica United Kingdom at June 1, 2021	(10,937)
Liabilities assumed and other costs (see Note 29.c)	(441)
Result before reclassification of translation differences and gains on hedges	6,868
Reclassification of translation differences included in equity	(3,135)
Reclassification of gains on hedges included in equity	727
Result of the transaction: gain	4,460
In addition, the accumulated actuarial losses of Telefonica United Kingdom amounting to 392 million euros were reclassified to retained earnings, with no effect in net equity.

Telefonica United Kingdom, which was fully consolidated within the Group, is excluded from the scope of consolidation from June 1, 2021 (Note 4). From that date, VMED O2 UK Ltd is registered under the equity method (see notes 4 and 10).
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
The agreement established the sale of a number of approximately 30,722 telecommunication tower sites and comprises two separate and independent transactions (on one hand, the Europe business and, on the other hand, the Latin American business), setting the respective closings after the corresponding regulatory authorizations.
The agreement included the transfer to ATC of the towers that Telxius agreed to acquire from Telefónica Germany GmbH & Co. under the agreement signed on June 8, 2020, including the towers acquired in the first phase on September 1, 2020 and the towers acquired in the second phase in August 2021.
In accordance with IFRS 5, the companies of the Telxius Group included in the transaction were recognized as a disposal group held for sale in the consolidated statement of financial position at December 31, 2020 (see Note 30) and the non-current assets ceased to be amortized and depreciated for accounting purposes from that date.
On June 1, 2021, once the relevant regulatory approvals had been obtained in Spain and Germany, the closing of the sale of the telecommunication towers division located in Europe was carried out, for a total selling price of 6,346 million euros.
On June 3, 2021, the closing of the sale of the telecommunication towers division located in Latin America was carried out, for a selling price of 887 million euros.
On August 2, 2021, the closing of the sale to ATC of 4,080 sites that Telxius undertook to acquire from Telefónica Germany GmbH & Co. OHG, under the second phase of the agreement reached between both parties on June 8, 2020 was carried out, which stated a total purchase price of 632 million euros. With the closing of this transaction, together with the sales of the telecommunications towers divisions in Europe and Latin America carried out in June, the sale process agreed between Telxius and ATC was finalized.
These transactions have generated a gain of 6,099 million euros registered in "Other income" (see Note 26), with the following breakdown:

Millions of euros
Selling price	7,865
Less: carrying amount of net assets and transaction costs	1,729
Result before reclassification of translation differences	6,136
Translation differences	(37)
Result of the transaction: gain	6,099
Income tax	(162)
Result attributable to non-controlling shareholders	(2,246)
Result attributable to equity holders of the parent	3,691
After the closing of these transactions, the companies of the Europe and Latin América towers divisions were excluded from the consolidation perimeter. The Telefónica Group operators maintained the leases agreements of the towers signed with the companies, sold subsidiaries of Telxius. Consequently, as of the closing date of the transactions, rights of use and lease liabilities were recorded in the consolidated statement of financial position, amounting to 2,633 million euros (see Note 9) and 2,775 million euros (see Note 20), respectively.
The heading "Tax receivables" of the consolidated statement of financial position at December 31, 2021 includes a credit of Telxius Telecom in the amount of 875 million euros generated by the advance corporation tax paid in application of the "minimum instalment payment regime" (see Note 25).

Sale by Telefónica Chile, S.A. of 60% of the shares of InfraCo, SpA
On February 22, 2021, Telefónica Chile, S.A. entered into a stock purchase agreement with KKR Alameda Aggregator L.P. (a vehicle controlled by funds managed or advised by KKR affiliated entities) for the sale of 60% of the shares of InfraCo, SpA ("InfraCo").
As part of the transaction, Telefónica Chile sold approximately two million homes passed with fiber to InfraCo. Additionally, Telefónica Chile and InfraCo entered into certain agreements for the provision of various services, including an agreement to provide wholesale connectivity services to Telefónica Chile on InfraCo’s fiber network.
After obtaining the corresponding authorizations, the transaction was closed on July 1, 2021. This transaction generated a gain of 274 million euros registered in "Other income" (see Note 26).
Sale of Telefónica de Costa Rica
On July 30, 2020, Telefónica reached an agreement with Liberty Latin America Ltd. for the sale of the entire share capital of Telefónica de Costa Rica TC, S.A.
On August 9, 2021, after the satisfaction of the closing conditions and obtaining the relevant regulatory approvals, the entire share capital of Telefónica de Costa Rica TC, S.A. was transferred to Liberty Latin America Ltd. for an amount of 538 million dollars, approximately 457 million euros. This transaction generated a gain of 136 million euros registered in "Other income" (see Note 26).
Acquisition of Cancom
On July 29, 2021, Telefónica Cybersecurity & Cloud Tech, S.L. ("Telefónica Tech") reached an agreement with Cancom Group for the acquisition of 100% of the shares of the British company Cancom Ltd (see Note 5).
The amount of the transaction (enterprise value) is 340 million sterling pounds (approximately 398 million euros).
Individual Suspension Plan
On December 28, 2021, Telefónica Spain signed a Social Pact for Employment supported by the largest trade unions. Said Pact includes the Company’s differential commitments and is based on the following six lines of work: equality and diversity; new ways of working, flexibility and productivity; incorporation and retention of talent; reskilling and professional development; functional and geographical mobility; and a plan for the voluntary individual suspension of the employment relationship (the Individual Suspension Plan).
The target audience of the Individual Suspension Plan are the employees turning 55 years or older in 2022 and with a seniority of more than 20 years. Maximum percentages of adhesion differ according to the areas.
The present value of the estimated payment flows resulting from the Plan resulted in expenses amounting to 1,382 million euros before taxes in 2021 (see Note 24), reflected in "Personnel expenses" to the Consolidated Financial Statements).
Impairment of goodwill of Telefónica Argentina and Telefónica del Perú
An impairment of the total goodwill assigned to Telefónica Argentina was registered in 2020, amounting to 519 million euros (see Note 7), as well as an impairment of intangible assets amounting to 106 million euros (see Note 6) and an impairment of property, plant and equipment of this cash generating unit amounting to 269 million euros (see Note 8). Due to the impairment record of these assets, the deferred tax liabilities associated with the non-deductibility of the inflation adjustment in Argentina, were partially reversed, amounting to 94 million euros (see Note 25).
In 2021 an impairment loss was recognized on the goodwill allocated to Telefónica Perú, amounting to 393 million euros (see Note 7).

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
a) Hyperinflationary economies
Venezuela has been considered a hyperinflationary economy since 2009. In light of the worsening of the economic and political crisis in Venezuela and in the absence of official rates that are representative of the situation in the country, the Group maintains as a policy for the purposes of the consolidated financial statements the estimation of an exchange rate, known as synthetic exchange rate, that matches the progression of inflation and reflects the economic and financial position of the Group’s Venezuelan operations in a more accurate way.
The synthetic exchange rate is calculated considering the inflation rates that are published. On an annual basis, these rates are 686.4%, 2,959.8% and 9,585.5% for 2021, 2020 and 2019, respectively.
The exchange rate used to translate inflation-adjusted bolivar-denominated items in the consolidated financial statements is the synthetic exchange rate as of the closing date of each reporting period, amounting to 16.47 digital bolivars per U.S. dollar, 2,094,405 bolivars per U.S. dollar and 68,448 bolivars per U.S. dollar as of December 31, 2021, 2020 and 2019, respectively. In turn, the official reference exchange rate at December 31, 2021 was 4,597 VED/USD (1,107,199 VES/USD and 46,621VES/USD at December 31, 2020 and 2019, respectively).
The use of a synthetic exchange rate versus the official reference exchange rate does not have a significant impact given the contribution of Telefónica Venezolana to the consolidated financial position and to the Group's results and cash flows for the year.
In 2018 Argentina became a hyperinflationary economy (see Note 2). In order to restate its financial statements, the Company uses the series of indices defined by resolution JG No. 539/18 issued by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE), based on the National Consumer Price Index (IPC) published by the Instituto Nacional de Estadística y Censos (INDEC) of the Argentine Republic and the Wholesale Internal Price Index (IPIM) published by FACPCE. The cumulative index at December 31, 2021, 2020 and 2019 is 582.5%, 385.9% and 283.4%, respectively, while on an annual basis the index for 2021 is 51% (36% and 30% in 2020 and 2019, respectively).
The exchange rate used to translate inflation-adjusted items denominated in Argentine pesos in the 2021 financial statements is the closing exchange rate as of December 31, 2021 which was 116.37 Argentine pesos per euro (103.23 and 67.26 Argentine pesos per euro at December 31, 2020 and 2019, respectively).
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
f) Impairment of non-current assets
Non-current assets, including goodwill, intangible assets and investments in associates and joint ventures, are assessed at each reporting date for indicators of impairment. Whenever such indicators exist, or in the case of assets which are subject to an annual impairment test, the recoverable amount is estimated. An asset’s recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future post-tax cash flows deriving from the use of the asset or its cash generating unit, as applicable, are discounted to their present value using a post-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, provided that the result obtained is the same that would be obtained by discounting pre-tax cash flows at a pre-tax discount rate.
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
The Group determines the lease term as the non-cancellable term of the contract, together with any period covered by an extension (or termination) option whose exercise is discretionary for the Group, if there is reasonable certainty that it will be exercised (or it will not be exercised). In its assessment, the Group considers all available information by asset class in the industry and evaluates all relevant factors (technology, regulation, competition, business model) that create an economic incentive to exercise or not a renewal/cancellation option. Notably, the Group takes into consideration the time horizon of the strategic planning of its operations. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control that may affect its ability to exercise (or not to exercise) an option to extend or terminate (for example, a change in business strategy).
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
n) Use of estimates
The key assumptions concerning the future and other relevant sources of uncertainty in estimates at the reporting date that could have a significant impact on the consolidated financial statements within the next financial year are discussed below. .
A significant change in the facts and circumstances on which these estimates and related judgments are based could have a material impact on the Group’s results and financial position. Accordingly, sensitivity analysis are disclosed for the most relevant situations (see Notes 7 and 24).
Non-current assets and goodwill
The accounting treatment of investments in non-current assets such as property, plant and equipment, intangible assets and interests in associates and joint ventures, entails the use of estimates to determine the useful life for depreciation and amortization purposes and to assess fair value at their acquisition dates for assets acquired in business combinations.
Determining useful life requires making estimates in connection with future technological developments and alternative uses for assets. There is a significant element of judgment involved in making technological development assumptions, since the timing and scope of future technological advances are difficult to predict.
Also, upon the sale or contribution of a controlled business to an associate or joint venture, the Group measures and recognizes any retained interest at its fair value. The fair value assigned to the retained investment is determined on the basis of its business plan, including significant judgments when considering significant assumptions such as long-term OIBDA margin, long-term capital expenditure ratio, discount rate and perpetuity growth rate which would be significantly affected by the future trends in the economic, competitive, regulatory and technological environment.
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
The Telefónica Group evaluates its cash-generating units’ performance on a regular basis to identify potential impairments of goodwill and other non-current assets. Determining the recoverable amount of the cash-generating units also entails the use of assumptions and estimates and requires a significant element of judgment.
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
o) New IFRS and interpretations of the International Financial Reporting Interpretations Committee (IFRIC)
The accounting policies applied in the preparation of the consolidated financial statements for the year ended December 31, 2021 are consistent with those used in the preparation of the Group’s consolidated annual financial statements for the year ended December 31, 2020, with the exception of the following new standards and amendments to existing standards issued by the IASB, adopted by the European Union for application in Europe, which are mandatory for annual periods beginning on or after January 1, 2021:
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: Interest Rate Benchmark Reform - Phase 2
The amendments provide practical expedients which address the financial reporting effects when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the ongoing reform of inter-bank offered rates (IBOR) and other interest rate benchmarks.

The main temporary reliefs are as follows:
•Changes to contractual cash flows: an entity will not have to derecognise or adjust the carrying amount of financial instruments for changes required by the reform, but will instead update the effective interest rate to reflect the change to the alternative benchmark rate.
•Hedge accounting: if a hedge meets other hedge accounting criteria, an entity will not have to discontinue its hedge accounting solely because it makes changes that are required by the reform.
In preparing the consolidated financial statements, the Group uses these practical expedients to the extent that they are applicable, as the process to replace the different benchmark rates it is exposed to progresses. In addition to this, the Group has considered the disclosure requirements about new risks arising from the reform and how it manages the transition to alternative benchmark rates in the preparation of the annual consolidated financial statements.
Amendments to IFRS 16: Covid19-related Rent Concessions beyond 30 June 2021
The amendments extend for an additional year the relief provided to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions (such as rent holidays or rent reductions for a period of time) arising as a direct consequence of the Covid-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a Covid-19 related rent concession from a lessor is a lease modification and therefore account for any change in lease payments resulting from the Covid-19 related rent concession the same way it would account for the change under IFRS 16, if the change were not a lease modification. The amendment applies to annual reporting periods beginning on or after April 1, 2021, with earlier application permitted. In accordance with EU regulations, companies shall apply the amendment, at the latest, as from April 1, 2021 for financial years starting on or after January 1, 2021. This amendment had no impact on the consolidated financial statements of the Group.
New standards and amendments to standards issued but not effected as of December 31, 2021.
At the date of preparation of the consolidated financial statements, the following IFRS and amendments to existing standards had been published, but their application is not mandatory:

Standards and amendments		Mandatory application: annual periods beginning on or after
Amendments to IAS 37	Cost of Fulfilling a Contract	January 1, 2022
Amendments to IFRS 3	Reference to the Conceptual Framework	January 1, 2022
Annual Improvements 2018-2020 Cycle		January 1, 2022
Amendments to IAS 16	Proceeds before Intended Use	January 1, 2022
Amendments to IAS 1	Classification of Liabilities as Current or Non-current	January 1, 2022
IFRS 17	Insurance Contracts	January 1, 2023
Amendments to IAS 1	Disclosure of Accounting Policies	January 1, 2023
Amendments to IAS 8	Definition of Accounting Estimates	January 1, 2023
Amendments to IAS 12	Deferred Tax related to Assets and Liabilities Arising from a Single Transaction	January 1, 2023

Based on the assessment made to date, the Group estimates that the adoption of these new pronouncements will not have a significant impact on the consolidated financial statements in the initial period of application.

Note 4. Segment information
During 2021, the Telefónica Group changed its reporting segments as follows:
(i) On June 1, 2021, upon the establishment of the 50:50 JV with Liberty Global (whose results are accounted for under the equity method), the former Telefónica United Kingdom segment was replaced by the new VMED O2 UK segment (see notes 2 and 10). The 2021 results include the consolidation of Telefónica United Kingdom from January 1 to June 1, and the equity accounting of 50% of the net result of VMED O2 UK from June 1 to December 31 (see Note 10). The gain registered on the establishment of the JV, amounting to 4,460 million euros (see notes 2 and 26), are recorded in "Other companies".
(ii) The Telxius Group ceased to be a reporting segment as a result of the sale of the telecommunications towers divisions in Europe and Latin America to American Tower Corporation (see Note 2). The Telxius Group’s results are currently included in "Other companies". As a consequence, the comparative results of "Other companies" and "Eliminations" for 2020 and 2019 and the corresponding comparative segmentation of assets and liabilities as of December 31, 2020 were restated. These changes have had no impact on the consolidated results of the Group. The gain obtained for the sale of the telecommunications towers divisions, amounting to 6,099 million euros (see notes 2 and 26), is recorded in "Other companies".
As a result of these changes, the Telefónica Group’s current five reporting segments are as follows: Telefónica Spain, VMED O2 UK, Telefónica Germany, Telefónica Brazil and Telefónica Hispam (formed by the Group's operators in Colombia, Mexico, Venezuela, Ecuador, Argentina, Chile, Peru and Uruguay).
The impairment losses on goodwill and other non-current assets of Telefónica Argentina, recorded in 2019 and 2020 (see Notes 6, 7 and 8), and the impairment loss on goodwill of Telefónica del Perú (see Note 7) are included in the Telefónica Hispam segment.
The segments referred to above include the information related to the fixed, wireless, cable, data, internet and television businesses and other digital services provided in each country. Inter-segment transactions are carried out on an arm's length basis.
Information relating to other Group companies not specifically included in these segments is reported under "Other companies" (see Appendix I), which includes Telefónica, S.A. and other holding companies, as well as companies whose main purpose is to provide cross-sectional services to Group companies and other operations not included in the segments. The Group centrally manages borrowing activities, mainly through Telefónica, S.A. and other companies (see Note 19, Appendix III and Appendix V), so most of the Group's financial assets and liabilities are reported under Other companies. In addition, Telefónica, S.A. is the head of the Telefónica tax group in Spain (see Note 25). Therefore, a significant part of the deferred tax assets and liabilities is included under Other companies. For these reasons, the results of the segments are disclosed through operating income.
The "Eliminations" of the Group at OIBDA level mainly reflect the leases of Telxius Group (in 2021, up to the date of sale of these companies) to other Telefónica Group companies, due to the asymmetry in accounting between lessor and lessee under IFRS 16. This impact is mostly offset at operating income level.
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

The following table presents income, CapEx information (capital expenditures in intangible assets and property, plant and equipment, see Notes 6 and 8) and acquisitions of rights of use regarding the Group’s operating segments:

2021
Millions of euros	Telefónica Spain	Telefónica United Kingdom	VMED O2 UK	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Revenues	12,417	2,628	—	7,765	6,910	8,362	3,059	(1,864)	39,277
External revenues	12,156	2,609	—	7,738	6,897	8,258	1,628	(9)	39,277
Intersegment revenues	261	19	—	27	13	104	1,431	(1,855)	—
Other operating income and expenses(1)	(9,040)	(1,709)	—	(5,341)	(3,772)	(6,644)	7,589	1,623	(17,294)
OIBDA	3,377	919	—	2,424	3,138	1,718	10,648	(241)	21,983
Depreciation and amortization	(2,153)	—	—	(2,394)	(1,918)	(1,873)	(356)	297	(8,397)
Operating income	1,224	919	—	30	1,220	(155)	10,292	56	13,586
Share of (loss) income of investments accounted for by the equity method	(2)	—	(103)	—	—	(6)	(16)	—	(127)
CapEx	1,815	933	—	1,284	2,069	978	206	(18)	7,267
Acquisitions of rights of use(2)	482	389	—	833	489	387	113	(254)	2,439
(1) Other operating income and expenses includes “Other income”, “Supplies”, “Personnel expenses” and “Other expenses”.
(2) Additionally, rights of use in the amount of 2,633 million euros have been recorded in 2021 following the sale of the tower division of Telxius (see Note 9).

2020
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Revenues	12,401	6,708	7,532	7,422	7,922	2,647	(1,556)	43,076
External revenues	12,118	6,666	7,500	7,406	7,786	1,610	(10)	43,076
Intersegment revenues	283	42	32	16	136	1,037	(1,546)	—
Other operating income and expenses(1)	(7,355)	(4,644)	(5,223)	(4,234)	(6,932)	(2,288)	1,098	(29,578)
OIBDA	5,046	2,064	2,309	3,188	990	359	(458)	13,498
Depreciation and amortization	(2,184)	(389)	(2,394)	(1,965)	(2,274)	(468)	315	(9,359)
Operating income	2,862	1,675	(85)	1,223	(1,284)	(109)	(143)	4,139
Share of (loss) income of investments accounted for by the equity method	(4)	—	—	—	—	6	—	2
CapEx	1,408	913	1,094	1,372	833	454	(213)	5,861
Acquisitions of rights of use	138	116	1,159	768	364	378	(909)	2,014
(1)Other operating income and expenses includes “Other income”, “Supplies”, “Personnel expenses” and “Other expenses”.

2019
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Revenues	12,850	7,109	7,399	10,035	9,650	2,924	(1,545)	48,422
External revenues	12,528	7,068	7,364	10,018	9,504	1,940	—	48,422
Intersegment revenues	322	41	35	17	146	984	(1,545)	—
Other operating income and expenses(1)	(9,131)	(4,995)	(5,073)	(5,773)	(7,617)	(1,880)	1,166	(33,303)
OIBDA	3,719	2,114	2,326	4,262	2,033	1,044	(379)	15,119
Depreciation and amortization	(2,013)	(1,204)	(2,463)	(2,516)	(2,268)	(385)	267	(10,582)
Operating income	1,706	910	(137)	1,746	(235)	659	(112)	4,537
Share of (loss) income of investments accounted for by the equity method	—	—	—	—	(1)	14	—	13
CapEx	1,667	914	2,469	2,005	1,485	427	(183)	8,784
Acquisitions of rights of use	127	157	230	409	367	125	(123)	1,292
(1)Other operating income and expenses includes “Other income”, “Supplies”, “Personnel expenses” and “Other expenses”.
The table below shows the income, CapEx and acquisitions of rights of use of VMED O2 UK Ltd since its constitution on June 1, 2021 (see Note 2) until December 31, 2021. VMED O2 UK Ltd is a joint venture 50% owned by Telefónica and Liberty Global and is recorded under the equity method (see Note 10). The tables below show the information of the joint venture at 100%.

June 1 to December 31, 2021
Million euros	VMED O2 UK
Revenues	7,223
Other operating income and expenses	(4,773)
OIBDA	2,450
Depreciation and amortization	(2,395)
Operating income	55
Capital expenditures (CapEx)	1,508
Acquisitions of rights of use	75

The following table presents main assets and liabilities by segment:

2021
Millions of euros	Telefónica Spain	Telefónica United Kingdom	VMED O2 UK	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Fixed assets	14,499	—	—	12,124	15,056	7,637	1,667	(14)	50,969
Rights of use	1,433	—	—	3,349	1,701	1,064	99	(67)	7,579
Investments accounted for by the equity method	263	—	12,129	—	—	128	253	—	12,773
Financial assets and other non-currents assets	549	—	—	883	888	1,001	7,428	(3,402)	7,347
Deferred tax assets	2,345	—	—	433	454	713	1,671	—	5,616
Other current financial assets	40	—	—	70	56	838	8,379	(5,548)	3,835
Non-current assets and disposal groups held for sale	—	—	—	—	—	102	256	—	358
Total allocated assets	24,971	—	12,129	19,953	21,461	15,628	29,544	(14,473)	109,213
Non-current financial liabilities	2,140	—	—	1,627	11	2,778	31,288	(2,554)	35,290
Non-current lease liabilities	1,082	—	—	2,781	1,317	1,192	55	(36)	6,391
Deferred tax liabilities	119	—	—	291	1,040	594	558	—	2,602
Current financial liabilities	1,019	—	—	89	199	4,620	9,669	(8,591)	7,005
Current lease liabilities	378	—	—	548	460	295	14	(16)	1,679
Liabilities associated with non-current assets and disposal groups held for sale	—	—	—	—	—	—	134	—	134
Total allocated liabilities	17,042	—	—	10,819	7,600	14,306	45,129	(14,367)	80,529

2020
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Fixed assets	14,604	—	13,005	14,408	8,692	1,587	5	52,301
Rights of use (1)	1,332	—	2,852	1,677	1,117	135	(2,131)	4,982
Investments accounted for by the equity method	266	—	2	1	58	100	—	427
Financial assets and other non-currents assets	330	—	647	700	773	7,455	(2,635)	7,270
Deferred tax assets	2,212	—	473	248	721	2,762	—	6,416
Other current financial assets	35	—	67	30	90	10,093	(7,820)	2,495
Non-current assets and disposal groups held for sale	—	13,264	—	—	30	2,329	(210)	15,413
Total allocated assets	24,098	13,264	20,266	20,023	14,973	30,030	(17,603)	105,051
Non-current financial liabilities	758	—	1,577	167	6,149	38,068	(4,422)	42,297
Non-current lease liabilities	1,074	—	2,326	1,342	1,095	108	(1,906)	4,039
Deferred tax liabilities	141	—	405	864	481	729	—	2,620
Current financial liabilities	852	—	715	224	1,157	9,846	(4,671)	8,123
Current lease liabilities	291	—	514	297	365	27	(239)	1,255
Liabilities associated with non-current assets and disposal groups held for sale	—	4,897	—	—	—	1,087	(1,193)	4,791
Total allocated liabilities	16,360	4,897	10,903	6,252	12,960	53,028	(17,609)	86,791
(1) The eliminations of rights of use mainly correspond to the rights of use for assets leased by Telxius to the operating companies of the Group.

The detail of assets and liabilities of VMED O2 UK Ltd as of December 31, 2021 is as follows (amounts corresponding to 100% of the company, see Note 10):

December 2021
Millions of euros	VMED O2 UK
Fixed assets	46,258
Rights of use	1,058
Financial assets and other non-currents assets	1,348
Deferred tax assets	115
Other current financial assets	214
Total assets	52,333
Non-current financial liabilities	19,185
Non-current lease liabilities	885
Deferred tax liabilities	9
Current financial liabilities	2,841
Current lease liabilities	219
Total liabilities	28,198

The composition of segment revenues, detailed by the main countries in which the Group operates, is as follows:

Millions of euros	2021				2020				2019
Country by segments	Fixed	Mobile	Others and elims.	Total	Fixed	Mobile	Others and elims.	Total	Fixed	Mobile	Others and elims.	Total
Spain (*)				12,417				12,401				12,850
United Kingdom	96	2,532	—	2,628	232	6,476	—	6,708	218	6,891	—	7,109
Germany	814	6,942	9	7,765	785	6,730	17	7,532	741	6,647	11	7,399
Brazil	2,300	4,610	—	6,910	2,531	4,891	—	7,422	3,537	6,498	—	10,035
Hispam	2,907	5,444	11	8,362	2,836	5,070	16	7,922	3,435	6,210	5	9,650
Other and inter-segment eliminations			1,195	1,195			1,091	1,091			1,379	1,379
Total Group				39,277				43,076				48,422
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

Millions of euros
Telefónica Spain	2021	2020	2019
Retailers	9,699	9,906	10,313
Wholesalers, mobile handsets sales and others	2,718	2,495	2,537
Total	12,417	12,401	12,850

Note 5. Business combinations

Acquisition of Cancom
On July 29, 2021, Telefónica Cybersecurity & Cloud Tech, S.L. reached an agreement with Cancom Group for the acquisition of 100% of the shares of the British company Cancom Ltd.
Cancom Ltd is a company that provides end-to-end advanced cloud and cybersecurity services in the UK and Ireland complementing the business carried out by Telefónica Tech in the region.
The following table presents the transaction, fair value of assets and liabilities identified at the acquisition moment, and the goodwill generated:

Millions of euros	2021
Enterprise value	398
Adjustments of debt and cash	(127)
Consideration (share purchase price)	271
Intangible assets	108
Customer relationships	107
Other intangible assets	1
Property, plant and equipment	15
Rights of use	8
Other non-current assets	6
Other current assets	45
Deferred tax assets	2
Cash and cash equivalents	19
Deferred tax liabilities	(27)
Other non-current liabilities	(140)
Other current liabilities	(49)
Fair value of net assets	(13)
Goodwill (Note 7)	284

In addition, at the closing of the transaction a payment was made in the amount of 122 million euros to cancel accounts payable of the acquired companies to Cancom Group.
Customer relationships were valued using the MEEM (“Multiple Excess Earnings Method”), which is based on calculating the discounted cash flows reflecting the economic benefits attributable to the customer base after consideration of all value contributions of other assets.
The contribution of Cancom Ltd to the profit for the year, after the impact of the amortization of the assets identified in the purchase price allocation, has been a 4 million euros loss.
There were no significant business combinations in 2020 and 2019.

Note 6. Intangible assets
The composition of and movements in net intangible assets in 2021 and 2020 are as follows:

2021
Millions of euros	Balance at 12/31/2020	Additions(1)	Amortization	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Inclusion of companies	Balance at 12/31/2021
Service concession arrangements and licenses	6,573	1,188	(725)	(3)	197	98	—	7,328
Software	2,380	513	(1,226)	(8)	828	6	1	2,494
Customer base	1,238	—	(376)	—	—	2	107	971
Trademarks	512	2	(39)	(210)	—	11	—	276
Other intangible assets	51	17	(22)	—	(3)	(1)	—	42
Intangible assets in process	734	690	—	(8)	(807)	5	—	614
Total intangible assets	11,488	2,410	(2,388)	(229)	215	121	108	11,725
(1) Total additions of intangible assets in 2021 amounted to 2,981 million euros, including the additions corresponding to companies held for sale and sold companies during the annual reporting period (see Note 2).

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
Additions of spectrum in 2021, including the additions corresponding to "Non-current assets and disposal groups held for sale", amounted to 1,704 million euros (126 million euros in 2020).
The licenses acquired by Telefónica Brazil guarantee the necessary spectrum to provide 5G services and are valid for 20 years. On December 3, 2021, ANATEL signed the terms of authorization for the use of the blocks of radio frequencies assigned. Pursuant to the terms, in addition to the amounts related to radio frequencies to be paid to ANATEL, the Company will have to make contributions to the Entidade Administradora de Faixa ("EAF" / Band Management Entity) and to the Entidade Administradora da Conectividade de Escolas ("EACE" / School Connectivity Management Entity). The estimated total cost, registered as addition in "service concession arrangements and licenses" in 2021, amounted to 4,459 million Brazilian real (700 million euros at the 2021 average exchange rate), as summarized below:

Millions of euros
Radiofrequency	Band (MHz)	Region	ANATEL (1)	EAF (2)	EACE (3)	Total
3500 MHz	80	National	39	264	—	303
3500 MHz	20	National	8	66	—	74
2300 MHz	50	Southeast (except Sao Paulo)	28	—	—	28
2300 MHz	40	North	5	—	—	5
2300 MHz	40	Sao Paulo	36	—	—	36
2300 MHz	40	Midwest	5	—	—	5
26 Hz	600	National	25	—	224	249
Total			146	330	224	700
(1) Refers to the amounts of radio frequency licenses to be paid to ANATEL in a single installment, in cash, within 30 days from receipt of the notification issued by ANATEL, or in installments, with the maximum number of annual installments equivalent to the term in years of the right to use radio frequencies. The company opted for payment in installments.
(2) Refers to the amounts that Telefónica Brazil will have to contribute to the EAF to reimburse: (i) costs for the migration of reception of free and open television signal; (ii) the costs of vacating the 3,625 MHz to 3,700 MHz band, payments for solutions to the problems of harmful interference in the reception of free and open television signals; (iii) costs for implementing the Integrated Amazon Program; and (iv) the costs for the implementation of the Private and Sustainable Public Administration Communication Network. The contributions of these resources must occur in 2 installments, as follows: 50% within 10 days of the constitution of the EAF and the other 50% within 120 days after the contribution of the first installment.
(3) Refers to the amounts that the Company will have to contribute to the EACE to reimburse the costs of carrying out connectivity projects in public elementary education schools. The contributions of these resources must occur in 5 installments, as follows: 20% within 30 days of the constitution of the EACE and 4 installments of 20% every 6 months after the contribution of the first installment.
Pursuant to the terms, in addition to the amounts presented in the table above, there are still “obligations to make" or "coverage commitments", where Telefónica Brazil has the obligation to offer voice and data connections and build and install networks and transmission equipment. These commitments are considered executory contracts, of a non-monetary and non-onerous nature and, therefore, will be accounted for as they are implemented.
In 2021 Telefónica Spain acquired one block of 10 MHz in the 3.4 GHz band and 20 MHz of spectrum in the 700 MHz band amounting to 352 million euros.
In 2021 Telefónica Hispam acquired spectrum for 5G in Chile amounting to 131 million euros.
In March 2021 Telefónica United Kingdom acquired 40 MHZ of spectrum in the 3.6 GHz band and 20 MHz in the 700 MHz FDD band, amounting to 515 million euros. The acquisition was accounted under "Non-current assets and disposal groups held for sale" in the statement of financial position (see Note 2).
“Inclusion of companies” in 2021 corresponds to the inclusion of Cancom Ltd in the consolidation perimeter (see Note 5).
"Transfers and others" in 2021 includes the reclassification of the intangible assets of Telefónica de El Salvador amounting to 38 million euros to "Non-current assets and disposal groups held for sale" of the statement of financial position (see Note 30).
"Transfers and others" in 2020 included the reclassification of the intangible assets of Telefónica United Kingdom and the telecommunications towers division of Telxius amounting to 1,513 and 36 million euros, respectively, to "Non-current assets and disposal groups held for sale" of the statement of financial position (see Note 30).
A reclassification amounting 1,381 million euros between "Intangible assets in process" and "Service concession arrangements and licenses" was made in 2020, corresponding to the majority of the spectrum licenses acquired by Telefonica Germany in 2019.
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

The gross cost, accumulated amortization and impairment losses of intangible assets at December 31, 2021 and 2020 are as follows:

Balance at December 31, 2021
Millions of euros	Gross cost	Accumulated amortization	Impairment losses	Intangible assets
Service concession arrangements and licenses	14,456	(7,007)	(121)	7,328
Software	15,442	(12,938)	(10)	2,494
Customer base	4,888	(3,917)	—	971
Trademarks	901	(625)	—	276
Other intangible assets	910	(868)	—	42
Intangible assets in process	614	—	—	614
Total intangible assets	37,211	(25,355)	(131)	11,725

Balance at December 31, 2020
Millions of euros	Gross cost	Accumulated amortization	Impairment losses	Intangible assets
Service concession arrangements and licenses	12,950	(6,287)	(90)	6,573
Software	15,375	(12,986)	(9)	2,380
Customer base	5,071	(3,833)	—	1,238
Trademarks	1,720	(1,207)	(1)	512
Other intangible assets	940	(888)	(1)	51
Intangible assets in process	734	—	—	734
Total intangible assets	36,790	(25,201)	(101)	11,488

Note 7. Goodwill

Movement in goodwill

The movement in goodwill assigned to each Group segment was as follows:

2021
Millions of euros	Balance at 12/31/2020	Additions	Disposals	Write-offs	Transfers	Exchange rate impact	Balance at 12/31/2021
Telefónica Spain	4,299	—	(8)	—	—	—	4,291
Telefónica Brazil	6,258	—	(36)	—	—	56	6,278
Telefónica Germany	4,558	—	(172)	—	—	—	4,386
Telefónica Hispam	1,778	—	(137)	(393)	(13)	(69)	1,166
Others	151	297	—	(23)	(37)	10	398
Total	17,044	297	(353)	(416)	(50)	(3)	16,519

2020
Millions of euros	Balance at 12/31/2019	Additions	Write-offs	Transfers	Exchange rate impact	Balance at 12/31/2020
Telefónica Spain	4,299	—	—	—	—	4,299
Telefónica Brazil	8,814	—	—	—	(2,556)	6,258
Telefónica Germany	4,819	—	—	(261)	—	4,558
Telefónica United Kingdom	4,847	—	—	(4,750)	(97)	—
Telefónica Hispam	2,530	—	(519)	—	(233)	1,778
Others	94	5	—	61	(9)	151
Total	25,403	5	(519)	(4,950)	(2,895)	17,044

Additions in 2021 includes the goodwill related to the acquisition of Cancom amounting to 284 million euros (see Note 5).
In 2021 an impairment loss was recognized on the goodwill allocated to Telefónica del Perú, amounting to 393 million euros, with a balancing entry in “Other expenses” (see Note 26). The WACC rate considered is around 10% and the perpetuity growth rate remains stable at 2.4%. The accelerated monetary normalization undertaken to curb rising inflation and political instability are negatively affecting the cost of capital estimate. The political uncertainty resulting from a complicated electoral process and the lack of a sufficient parliamentary majority to ensure governability has negatively affected the country's macroeconomic indicators. The results of Telefónica del Perú for 2021 were affected by the political and economic instability added to a market environment with strong competitive pressure intensified by the pandemic. In this context, on the operational side, the projections of the business plan are immersed in competitive intensity and the gradual execution of initiatives to continue improving efficiency in the medium term.
On June 8, 2020 Telefónica’s subsidiary in Germany, Telefónica Germany GmbH & Co. signed an agreement with Telxius Telecom, S.A. to sell approximately 10,100 sites to Telxius for 1,500 million euros, in two phases: in a first moment approximately 60% of the portfolio and the remaining 40% to be acquired by August of 2021. The first phase was completed on September 1, 2020, when Telxius acquired all the shares of the subsidiary Telefónica Germany Mobilfunk Standortgesellschaft mbH, which owned approximately 6,000 sites. As a result of this transaction, 261 million euros of goodwill originally allocated to Telefónica Germany was allocated to Telxius Group. At December 31, 2020 the goodwill allocated to Telxius Group was classified to "Non-current assets and disposals groups held for sale" of the statement of financial position (see Note 30). In August 2021 the closing of the second phase of the agreement was carried out (see Note 2) and the goodwill assigned amounting to 172 million euros was derecognized.
Disposals of Telefónica Hispam in 2021 includes 137 million euros following the agreement for the sale of 60% of the shares of InfraCo, SpA by Telefónica Chile (see Note 2).

The amount of Disposals of Telefónica Brazil in 2021 corresponds to the goodwill derecognized following the agreement with Caisse de dépôt et placement du Québec or the construction, deployment and commercialization of a fiber-to-the-home (FTTH) network in Brazil, that was closed in July 2021 (see Note 10).
Following the agreement between Telefónica and Liberty Global plc to combine their businesses in the United Kingdom in May 2020 (see Note 2), the goodwill allocated to Telefonica United Kingdom was reclassified to "Non-current assets and disposals groups held for sale" of the statement of financial position (see Note 30).
In 2020 goodwill decreased by 2,895 million euros due to the depreciation of major currencies against the euro, mainly the Brazilian real (see Note 2).
In 2020 Argentina was among the most affected countries in the world by COVID-19. At the same time, the country remained muddling through an environment of high inflation that, far from being addressed by long-term structural solutions, was being deepened by short-term measures that threaten profitability, such as the “Decreto de Necesidad Urgente” (DNU 690/2020), which came into force in the third quarter of 2020. Furthermore, the exchange rate duality resulting from the shortage of foreign currency reserves, an unpredictable institutional framework and the need to carry out a broad fiscal adjustment deepened the imbalances that the country faced. As a result of the impairment tests carried out in 2020, an impairment loss was recognized on the entire goodwill allocated to Telefónica Argentina, amounting to 519 million euros, with a counterparty in "Other expenses" in the consolidated income statement for 2020 (see Note 26). Additionally, in order to match the carrying amount and the recoverable value, impairment losses of intangible assets and property, plant and equipment were recorded, proportional to their carrying amount, amounting to 106 million euros and 269 million euros, respectively (see Notes 6 and 8), with a counterparty in "Other expenses" (see Note 26). As a result of these impairment losses, there was a partial reversal of deferred tax liabilities associated with the hyperinflation adjustment in Argentina, amounting to 94 million euros (see Note 25).
Cash-generating units
In order to test for impairment, goodwill was allocated to the different cash-generating units (CGUs), which are grouped into the following reportable operating segments:

Millions of euros	12/31/2021	12/31/2020
Telefónica Spain	4,291	4,299
Telefónica Brazil	6,278	6,258
Telefónica Germany	4,386	4,558
Telefónica Hispam	1,166	1,778
Colombia	154	170
Ecuador	129	119
Chile	622	826
Peru	239	642
Uruguay	20	19
Others T. Hispam	2	2
Others	398	151
TOTAL	16,519	17,044

Goodwill is tested for impairment at the end of the year using the business plans of the cash-generating units to which the goodwill is assigned, approved by the Board of Directors of Telefónica.
The business plan cover a four-year period, including the closing year. In order to complete the five years of cash flows after the closing year, an additional two-year normalization period is added to the business plans on the operating ratios until the terminal parameters are reached. The terminal consensus's forecasts are used as a reference. For specific cases, extended business plans are used to cover the five-year period of cash flows, when the normalization period does not properly reflect the expected evolution of the business.
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
The main variables considered for the most significant CGUs (T. Brazil, T. Spain, and T. Germany), are described below.
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
In Europe, the long-term OIBDA margins two-years estimates of Telefónica Group's analysts are within a range of 37% to 40% for Spain and 30% to 34% for Germany.
Regarding the long-term ratio of CapEx over revenues, the valuations performed for the impairment tests for Spain and Germany consider the opinions of Telefónica Group’s analysts with regard to investment needs (around 12% for Spain and around 15% for Germany and the United Kingdom).
As for the long-term OIBDA margin two-years estimates of Telefónica Group's analysts for the operator in Brazil, it is in a range within 41% to 46%. Regarding investments, the operator will invest a percentage within the range of the investment needs forecasted by analysts (around 19%).
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
•Equity Risk Premium: the return in excess that equity assets are expected to yield over the risk-free rate. This is determined using a combination of historical approaches (ex post) backed by external publications and studies based on historical market returns series, and prospective approaches (ex-ante), based on market publications, considering the medium- and long-term profit expectations based on the degree of maturity and development of each country.
•Beta Coefficient: a measure of the volatility, or systematic risk, of an equity asset in comparison to the entire market. It is estimated based on a series of historical share prices of comparable companies listed on the stock exchange, to estimate the correlation between the company shares´ returns and the stock market returns, of the country where the company is listed.
The main underlying data used in these calculations are obtained from independent and renowned external information sources.
The discount rates applied to the cash flow projections in 2021 and 2020 for the main CGUs are as follows:

	2021		2020
Discount rate in local currency	Before tax	After-tax	Before tax	After-tax
Spain	8.5%	6.5%	8.4%	6.5%
Brazil	15.2%	12.0%	13.6%	11.1%
Germany	7.2%	5.2%	6.5%	4.8%
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
The perpetuity growth rates applied to the cash flow projections in 2021 and 2020 for the main CGUs are as follows:

Perpetuity growth rate in local currency	2021	2020
Spain	0.8%	0.8%
Brazil	4.5%	4.5%
Germany	1.1%	1.0%
The perpetuity growth rates for 2021 remained stable comparing to 2020. In Brazil, the perpetuity growth rate is within the range of the estimations of the analysts, it is consistent with with the Brazilian Central Bank’s medium-term inflation target (within a range between 1.5% and 4.5%) and it is below the forecasted nominal GDP growth rate (which oscillates around 6%).

Sensitivity to changes in assumptions
The Group performs a sensitivity analysis of the impairment test by considering reasonable changes in the main assumptions used in the test. For the main CGU, the following maximum increases or decreases were assumed, expressed in percentage points (percentage points):

Changes in key assumptions, In percentage points	Spain	Germany	Brazil
Financial variables
Discount rate	+/-0.5	+/-0.5	+/-1
Perpetuity growth rates	+/-0.25	+/-0.25	+/-0.5
Long-term operating variables
OIBDA Margin	+/-1.5	+/-1.5	+/-2
Ratio of CapEx/Revenues	+/-0.75	+/-0.75	+/-1
The sensitivity analysis revealed a gap between the recoverable value and carrying amount for the main CGUs at December 31, 2021.
As regards the sensitivity of the calculation of the value in use of Telefónica del Perú to reasonable changes in the main assumptions used, an increase of 100 basis points in its WACC would generate an additional impairment of goodwill of approximately 180 million euros, while a lower terminal growth rate of 25 basic points would have a negative impact amounting to 40 million euros. In turn, a 1 percentage point decrease in the long-term OIBDA margin, would have a negative impact amounting to 100 million euros, and a 0.5 percentage points increase in the investment/sales ratio would generate an additional impairment of goodwill amounting to 75 million euros.

Note 8. Property, plant and equipment
The composition and movements in 2021 and 2020 of the items comprising net "Property, plant and equipment" were as follows:

2021
Millions of euros	Balance at 12/31/2020	Additions (1)	Depreciation	Disposals	Impair-ments	Transfers and others	Translation differences and hyperinflation adjustments	Inclusion of companies	Business Sale	Balance at 12/31/2021
Land and buildings	2,829	22	(241)	(37)	(2)	141	31	2	(85)	2,660
Plant and machinery	18,676	1,249	(3,893)	(11)	—	1,780	236	12	(297)	17,752
Furniture, tools and other items	623	90	(226)	—	—	56	8	1	—	552
PP&E in progress	1,641	2,519	—	(18)	(3)	(2,393)	16	—	(1)	1,761
Total PP&E	23,769	3,880	(4,360)	(66)	(5)	(416)	291	15	(383)	22,725
(1) Total additions of property, plant and equipment in 2021 amounted to 4,286 million euros, including the additions corresponding to companies held for sale and sold companies during the annual reporting period (see Note 2).

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
Investment by Telefónica Spain in property plant and equipment in 2021 and 2020 amounted to 1,155 and 1,135 million euros, respectively. The rapid deployment of fiber continues, exceeding 26 million premises passed by year-end 2021 in Telefónica Spain, as well as the development of the 5G network reaching 81% population coverage at the end of the year.

Investment by Telefónica United Kingdom in property, plant and equipment in 2021, until the closing of the transaction (see Note 2), amounted to 366 million euros.

Investment by Telefónica United Kingdom in property, plant and equipment in 2020 amounted to 737 million euros (253 million euros until the date of reclassification as "Non-current assets and disposal groups held for sale", see note 2).

Investment by Telefónica Germany in property, plant and equipment in 2021 and 2020 amounted to 913 and 814 million euros, respectively. The company accelerated 3G network switch off and continued improving 4G/5G networks. 5G network is active in more than 200 cities, achieving a coverage of 30% by year-end 2021.

Investment by Telefónica Brazil in property, plant and equipment in 2021 and 2020 amounted to 1,049 and 1,048 million euros, respectively. The investment was mainly dedicated to extending the coverage and capacity of 4G mobile networks, with a population coverage of 93%, and the improvement of network quality and deployment of the FTTH network in the fixed business, exceeding 19.5 million premises passed.

Investment by Telefónica Hispam in property, plant and equipment in 2021 and 2020 amounted to 680 and 684 million euros, respectively. This investment has been mainly focused on improving the coverage and capacity of 4G networks, the launch of 5G in Chile and ultra-broadband fixed capabilities. The simplification and digitization of processes continues to be one of the main investment focuses outside of the resources allocated to the network.
In 2021, there was an increase in the depreciation of property, plant and equipment amounting to 47 million euros (204 million euros in 2020) due to the reduction in the useful lives of certain assets of Telefónica México as a result of the transformation of the operating model announced in November 2019.
"Impairments" in 2020 corresponding to "Plant and machinery" included an impairment loss of Telefónica Argentina, amounted to 269 million euros (see Note 7).
"Transfers and others" in 2021 includes the reclassification of property, plant and equipment of Telefónica El Salvador and fiber optic assets of Telefónica Colombia amounting to 70 and 53 million euros respectively, to "Non-current assets and disposal groups held for sale" of the statements of financial position (see Note 30).
"Transfers and others" in 2020 included the reclassification of property, plant and equipment of Telefónica United Kingdom and the telecommunications towers division of Telxius amounting to 3,290 and 766 million euros respectively, to "Non-current assets and disposal groups held for sale" of the statement of financial position (see Note 30).
"Inclusion of companies" in 2021 mainly corresponds to the inclusion of Cancom Ltd in the consolidation perimeter (see Note 5) amounting to 15 million euros.
“Business sale” in 2021 mainly corresponds to the sales of InfraCo, SpA and the second phase of the sale of towers by Telefonica Germany (see Note 2) amounting to 158 and 126 million euros, respectively, and the assets associated to Fibrasil following the Caisse de dépôt et placement du Québec (CDPQ) agreement and the sale of two data center in Spain after the agreement with Nabiax (see Note 10) for a total amount of 36 and 63 million euros, respectively.
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
The gross cost, accumulated depreciation and impairment losses of property, plant and equipment at December 31, 2021 and 2020 were as follows:

Balance at December 31, 2021
Millions of euros	Gross cost	Accumulated depreciation	Impairment losses	PP&E
Land and buildings	8,624	(5,905)	(59)	2,660
Plant and machinery	86,779	(68,713)	(314)	17,752
Furniture, tools and other items	4,697	(4,133)	(12)	552
PP&E in progress	1,774	—	(13)	1,761
Total PP&E	101,874	(78,751)	(398)	22,725

Balance at December 31, 2020
Millions of euros	Gross cost	Accumulated depreciation	Impairment losses	PP&E
Land and buildings	8,735	(5,861)	(45)	2,829
Plant and machinery	85,230	(66,289)	(265)	18,676
Furniture, tools and other items	4,573	(3,938)	(12)	623
PP&E in progress	1,654	—	(13)	1,641
Total PP&E	100,192	(76,088)	(335)	23,769

Note 9. Rights of use

The movement of rights of use in 2021 and 2020 is as follows:

2021
Millions of euros	Balance at 12/31/2020	Additions (1)	Sale of the towers division of Telxius	Amorti-zation	Disposals	Inclusion of companies	Transfers and others	Translation differences and hyperinflation	Balance at 12/31/2021
Rights of use on land and natural properties	762	316	(85)	(191)	(15)	—	(11)	17	793
Rights of use on buildings	2,819	776	1,096	(1,012)	(94)	4	(40)	12	3,561
Rights of use on plant and machinery	1,238	796	1,478	(382)	(109)	—	1	2	3,024
Other rights of use	163	91	11	(64)	(3)	4	2	(3)	201
Total of rights of use	4,982	1,979	2,500	(1,649)	(221)	8	(48)	28	7,579
(1) Total additions of rights of use in 2021 amounted to 2,439 million euros, including the additions corresponding to companies held for sale and sold companies during the annual reporting period. Additions of rights of use are detailed in Note 4.

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
(1) Total additions of rights of use in 2020 amounted to 2,014 million euros, including the additions corresponding to companies held for sale during the annual reporting period. Additions of rights of use are detailed in Note 4.

In 2021 Telxius sold its telecommunications towers division to American Tower Corporation (see Note 2). The Telefónica Group operators maintained the leases agreements of the towers signed with the companies sold, subsidiaries of Telxius. Consequently, as of the closing date of the transactions, rights of use were recorded in the consolidated statement of financial position in the amount of 2,633 million euros. “Sale of the towers division of Telxius” column also includes the derecognition of rights of use with third parties corresponding to the second phase of the sale agreement between Telefonica Germany and Telxius in the amount of 133 million euros. Additionally, at December 31, 2020, there were rights of use of Telxius subsidiaries with third parties recorded as non-current assets held for sale amounting to 555 million euros (see Note 30).
"Transfers and others" in 2021 includes the transfer to "Non-current assets and disposal groups held for sale" of the rights of use of Telefónica El Salvador amounting to 36 million euros (see Note 30).
"Transfers and others" in 2020 includes the reclassification of rights of use of Telefónica United Kingdom and the division of telecommunications towers of Telxius amounting to 645 million euros and 555 million euros, respectively, to "Non-current assets and disposal groups held for sale" of the statement of financial position (see Note 30).
"Inclusion of companies" in 2021 corresponds to the inclusion of Cancom Ltd in the consolidation perimeter (see Note 5) amounting to 8 million euros.
The result of the translation to euros of rights of use by the companies of the Group in Argentina and Venezuela, together with the effect of the hyperinflation adjustments (see Note 3.a) are shown in the column "Translation differences and hyperinflation adjustments".

In 2021, there was an increase in amortization of rights of use amounting to 40 million euros (110 million euros in 2020) due to the reduction in the useful lives of certain rights of use of Telefónica México as a result of the transformation of the operating model announced in November 2019.

The gross cost and accumulated depreciation of the rights of use at December 31, 2021 and 2020 are as follows:

Balance at December 31, 2021
Millions of euros	Gross cost	Accumulated depreciation	Rights of use
Rights of use on land and natural properties	1,491	(698)	793
Rights of use on buildings	6,214	(2,653)	3,561
Rights of use on plant and machinery	4,003	(979)	3,024
Other rights of use	404	(203)	201
Total of rights of use	12,112	(4,533)	7,579

Balance at December 31, 2020
Millions of euros	Gross cost	Accumulated depreciation	Rights of use
Rights of use on land and natural properties	1,326	(564)	762
Rights of use on buildings	4,107	(1,288)	2,819
Rights of use on plant and machinery	1,740	(502)	1,238
Other rights of use	309	(146)	163
Total of rights of use	7,482	(2,500)	4,982
The detail of expenses related to leases included in Supplies and Other expenses (see Note 3.g) of the consolidated income statement for 2021 and 2020 are as follows:

Millions of euros	2021	2020
Short-term leases included in operating results as supplies	23	47
Variable lease payments not included in the measurement of lease liabilities	18	15
Total expenses as supplies	41	62
Short-term leases included in external services	39	60
Leases of low-value assets included in external services	9	7
Variable lease payments not included in the measurement of lease liabilities	32	22
Total expenses as external services (Note 26)	80	89
Total lease expenses	121	151

Note 10. Associates and joint ventures

The detail of investments accounted for by the equity method and the share of (loss)/income of these investments is the following:

	% Holding	Investments accounted for by the equity method		Share of (loss) income of investments accounted for by the equity method
Millions of euros		31/12/2021	31/12/2020	2021	2020	2019
VMED O2 UK Ltd	50%	12,129	—	(103)	—	—
Movistar Prosegur Alarmas	50%	263	265	(2)	(4)	—
FiBrasil Infraestructura e Fibra Ótica, S.A.	50%	68	—	(3)	—	—
Unsere Grüne Glasfaser	50%	53	53	(25)	(1)	—
Adquira España, S.A.	44.44%	4	4	—	—	1
Others		9	8	1	2	—
Joint ventures		12,526	330	(132)	(3)	1
Nabiax	13.94%	81	—	—	—	—
Infraco SpA	40%	76	—	(1)	—	—
Internet para todos S.A.C	54.67%	52	58	(5)	—	—
Telefónica Factoring España, S.A.	50%	7	6	3	3	3
Telefónica Factoring do Brasil, Ltda.	50%	3	3	3	2	4
Telefónica Factoring Peru, S.A.C.	50%	3	2	1	1	1
Telefónica Factoring Colombia, S.A.	50%	2	1	1	1	1
Telefónica Factoring México,S.A.de C.V.	50%	1	1	—	—	—
Telefónica Factoring Chile, SpA.	50%	1	1	—	—	—
Telefónica Factoring Ecuador, S.A.	50%	—	—	—	—	—
Telefónica Consumer Finance, Establecimiento Financiero de Crédito, S.A.	50%	19	17	2	(1)	2
Movistar Consumer Finance Colombia SAS	50%	1	—	(1)	—	—
Others		1	8	2	(1)	1
Associates		247	97	5	5	12
Total		12,773	427	(127)	2	13

The detail of the movement in investments accounted for by the equity method in 2021 and 2020 was as follows:

Investments accounted for by the equity method	Millions of euros
Balance at 12/31/2019	140
Additions	269
Disposals	(2)
Translation differences and other comprehensive income (loss)	(14)
Income (loss)(*)	1
Dividends	(12)
Transfers and others	45
Balance at 12/31/2020	427
Additions	12,329
Disposals	(5)
Translation differences and other comprehensive income (loss)	350
(Loss) income	(127)
Dividends	(198)
Transfers and others	(3)
Balance at 12/31/2021	12,773
(*) The results, including those of Tesco Mobile Ltd. since its transfer to non-current assets and disposal groups held for sale, amounted to 2 million euros.
Additions for the 2021 financial year mainly include the fair value of the 50% stake in VMED O2 UK Ltd at the date of incorporation, which amounts to 12,012 million euros (see Note 2).

In July 2021, the sale transaction of 60% of the shares of Infraco, SpA was completed. In 2021 additions, the value of the shareholding after the operation is included, amounting 75 million euros (see Note 2).

Additionally, the value of the 50% stake in Fibrasil at the date of the transaction amounting to 73 million euros is included in additions for the year 2021.

In July 2021, the partial closing of the transaction with Asterion took place, Telefónica obtained 13.94% of the company Daytona Midco S.L.U. and its subsidiary Digital Data Center Bidco, S.L.U. (Nabiax), registering 81 million euros in additions (see Note 29.c).

In December 2021, a dividend was received from VMED O2 UK for an amount of 161 million pounds sterling (equivalent to 187 million euros, see Note 28).
"Transfers and others" in 2020 included the initial registration of the joint venture of Telefónica with Allianz to deploy Fiber-to-the-Home (FTTH) in Germany (see note 29.c) and the reclassification of the joint venture of Telefonica United Kingdom Tesco Mobile Ltd. to "Non-current assets and disposal groups held for sale" (see Note 30).

VMED O2 UK

Main assumptions used in calculating the fair value

The fair value calculation for VMED O2 UK at the time of its constitution was based on a discounted cash flows valuation, using the methods of multiples of comparable companies and multiples of transactions as a cross-check.

The valuation emanates from the business plan of the joint venture for the 2021-2023 period that resulted from the aggregation of the individual business plans of O2 and Virgin Media approved by Telefónica and Liberty Global, respectively, extended to 2030 and the synergies plan prepared by the strategy teams of both groups. The following is a description of the main variables considered in the fair value calculation, according to the primary method:

•Revenues: the valuation scenario assumes growth rates between 0% and 3% over the period, in line with the estimations of analysts and supported in the revenues synergies expected for the transaction.

•EBITDA margin: the forecasted EBITDA was based on the stand-alone plans with a normalized margin in the range of 36% to 40% (post-IFRS 16 and adjusted to consider the impact of annual payments of spectrum licenses once expired).

•Synergies: were considered taking into account management’s analysis performed at the individual workstream level and benchmarked with analyst estimates of probability of achievement.

•Long-term capital expenditure ratio: it is expected to be in a range of 16% to 22%, aligned with the historical level of comparable companies.

•The discount rate applied to the cash flow projections is the weighted average cost of capital (WACC), the expected return appropriate for the expected risk level.

A modified version of the Capital Asset Pricing Model (“CAPM”) was used to estimate the required return on equity. To relever the beta it was considered the intrinsic leverage of the joint venture. In addition, it was considered a specific premium or alpha, which includes additional risks.

For the cost of debt, in line with the leverage assumption considered, the bonds issued by the joint venture were analysed and their spreads were compared to a comparable risk free rate (with a similar maturity, in the same currency and issued in the same country, so that there is not distortion due to the risk premia by country). A return after taxes was used because the interests on the financial debt are tax deductible.

In conclusion, the discount rate applied for the valuation is 6.9%.

•Perpetuity growth rate: revenues from 2028 are normalized to the perpetuity growth rate (g), considering the analysts' consensus for the companies of the sector in the United Kingdom, contrasting with the estimations of long-term inflation rates and with the assumptions made by companies of the sector in their impairment tests. The perpetuity growth rate considered is 1.0%.
As a result of the analysis performed as of December 31, 2021, no impairment loss on the investment has been recognized.

Detail of the main items on the statements of financial position and income statements

Millions of euros	12/31/2021
Non current assets	48,779
Current assets	3,554
Cash and cash equivalents	415
Total Assets	52,333
Non current liabilities	20,593
Non current financial liabilities	19,185
Non-current lease liabilities	885
Other non current liabilities	523
Current liabilities	7,605
Current financial liabilities	2,841
Current lease liabilities	219
Other current liabilities	4,545
Total Liabilities	28,198
Equity (100% VMED O2 UK)	24,135
50% Telefónica Group	12,068
Acquisition costs	61
Investments accounted for by the equity method	12,129

Millions of euros	June 1 - December 31 2021
Revenues	7,223
Other operating income	290
Operating expenses	(5,063)
OIBDA	2,450
Depreciation and amortization	(2,395)
Operating income	55
Financial income	27
Financial expenses	(504)
Exchange rate differences and change in fair value of derivatives	122
Result before taxation	(300)
Income tax	65
Result for the period (100% VMED O2 UK)	(235)
50% attributable to Telefónica Group	(117)
Share-based compensation (*)	14
Share of (loss) income of investments accounted for by the equity method	(103)
Other comprehensive income (100% VMED O2 UK)	68
(*)Amount related to incentive awards held by certain employees of VMED O2 UK associated with ordinary shares of Liberty Global and Telefónica. Share-based compensation expense is included in Operating expenses in the consolidated income statement of VMED O2 UK.

Commitments

Millions of euros	2022	2023	2024	2025	2026	Subsequent years	Total
Purchase commitments	1,093	298	157	119	110	200	1,977
Programming commitments	528	277	179	36	36	9	1,065
Network and connectivity commitments	746	59	21	17	6	10	859
Other commitments	360	269	263	260	260	138	1,550
Total commitments VMED O2 UK (100%)	2,727	903	620	432	412	357	5,451

Purchase commitments include unconditional and legally binding obligations related to the purchase of customer premises and other equipment and certain service-related commitments, including call center, information technology and maintenance services.

Programming commitments consist of obligations associated with programming contracts that are enforceable and legally binding that includes minimum fees.

Network and connectivity commitments include service commitments associated with the network extension program in the U.K. and commitments associated with the mobile virtual network operator (MVNO) agreements.
On the date of closing of the transaction, Telefónica and Liberty Global entered with VMED O2 UK into certain service agreements, either on a transitional or ongoing basis. Likewise, Telefónica licensed the use of Telefónica and O2 brand rights to VMED O2 UK (see Note 29.c).

The breakdown of balances and transactions related to associates and joint ventures recognized with VMED O2 UK in the consolidated statement of financial position and consolidated income statement is as follows:

Millions of euros	12/31/2021
Receivables from associates and joint ventures for current operations	54
Payables to associates and joint ventures	259

Millions of euros	2021
Revenue from operations with associates and joint ventures	103
Expenses from operations with associates and joint ventures	29

"Payables to associates and joint ventures" includes the obligation at December 31, 2021 in relation to the O2 UK pension plans arising as a result of the constitution of VMED O2 UK Ltd amounting to 213 million pounds sterling (253 million euros at closing exchange rate of 2021, see Note 22).

Movistar Prosegur Alarmas

In July 2021 Movistar Prosegur Alarmas, S.L. (formerly Prosegur Alarmas España, S.L.) acquired 100% of Prosegur Soluciones, S.A.U.

The breakdown of the key financial highlights of Movistar Prosegur Alarmas group for the latest period available at the time of preparation of these consolidated financial statements and the reconciliation with the carrying amount in the Group are as follows:

Millions of euros
Assets	224
Liabilities	(202)
Net assets	22
Purchase price allocation
Assets	146
Liabilities	(38)
Net assets	108
% Holding	50%
Group’s share in equity	65
Goodwill	198
Carrying amount in the Telefónica Group	263

FiBrasil
On March 2, 2021, Telefónica Brasil, S.A. ("Vivo") and Telefónica Infra, S.L., infrastructures unit of Telefónica´s Group ("T. Infra"), reached an agreement with Caisse de dépôt et placement du Quebec ("CDPQ") for the construction, development and operation of a fiber (FTTH) network in Brazil, in mid-sized cities outside the State of Sao Paulo, through a joint venture entity, FiBrasil Infraestructura e Fibra Ótica S.A. ("FiBrasil"). On July 2, 2021, once the pertinent authorizations were obtained, the transaction closed, in wich Telefónica Group and CDPQ each held 50% in FiBrasil under a co-control governance model. Telefónica Group participation is distributed equally between Vivo and T.Infra.
The terms of the transaction encompass a total investment by CDPQ of up to 1,800 million real (approximately 267 million euros at the date of the agreement), comprising payments to both Vivo and FiBrasil, for 50% stake in FiBrasil and also certain payments to be made by T. Infra in the equivalent economic terms, for a 25% stake in FiBrasil. CDPQ´s capital contributions, in addition to expected leverage to be raised by the joint venture, will provide a fully funded business plan to accomplish FiBrasil´s deployment targets.
The breakdown of items related to associates and joint ventures recognized in the consolidated statements of financial position and consolidated income statements is as follows:

	12/31/2021			12/31/2020
Millions of euros	Associates	Joint ventures	Total	Associates	Joint ventures	Total
Long-term credits to associates and joint ventures	87	10	97	—	1	1
Receivables from associates and joint ventures for current operations (Note 14)	34	87	121	8	17	25
Long-term contractual liabilities from associates and joint ventures	—	31	31	—	—	—
Payables to associates and joint ventures (Note 22)	72	272	344	10	1	11
Short-term contractual liabilities from associates and joint ventures	—	8	8	—	—	—

	2021			2020			2019
Millions of euros	Associates	Joint ventures	Total	Associates	Joint ventures	Total	Associates	Joint ventures	Total
Revenue from operations with associates and joint ventures	65	263	328	13	255	268	13	252	265
Expenses from operations with associates and joint ventures	86	36	122	37	2	39	23	7	30
Financial revenues with associates and joint ventures	1	—	1	—	—	—	—	—	—
Financial expenses with associates and joint ventures	1	—	1	—	—	—	1	—	1

"Long-term credits to associates and joint ventures" includes as of December 31, 2021, 87 million euros of loans granted by Telefónica Chile to the associate Infraco, SpA.

Breakdown of balances and transactions with associates and joint ventures
"Revenue from operations with associates and joint ventures" in 2021 includes 98 million euros corresponding to the transactions of the Group with the joint venture Tesco Mobile Ltd. from January 1, to the date of the constitution of VMED O2 UK (232 million euros and 238 million euros in 2020 and 2019, respectively).

Note 11. Related parties
Significant shareholders
The significant shareholders of the Company are Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), CaixaBank, S.A. and Blackrock, Inc., with stakes in Telefónica, S.A. of 4.99%, 4.49% and 4.48%, respectively at December 31, 2021.
During 2021 and 2020, the Group carried out no significant transactions with Blackrock, Inc. other than the corresponding dividends paid.
The following is a summary of significant transactions between the Telefónica Group and BBVA and Caixabank companies. All transactions were carried out at market prices:

2021
Millions of euros	BBVA	Caixabank
Finance costs	8	7
Receipt of services	14	10
Purchase of goods	2	243
Other expenses	19	—
Total costs	43	260
Finance income	5	—
Dividends received (1)	8	N/A
Services rendered	26	83
Sale of goods	9	92
Other income	5	1
Total revenues	53	176
Purchase of assets	—	94
Finance arrangements: loans, capital contributions and others (borrower)	417	166
Guarantees	147	190
Commitments	—	331
Finance arrangements: loans and capital contributions (lender)	10	—
Dividends paid	108	113
Factoring operations	108	28
(1) At December 31, 2021, Telefónica held a 0.66% stake (0.66% stake at December 31, 2020) in the share capital of Banco Bilbao Vizcaya Argentaria, S.A. (see Note 12).

The nominal value of outstanding derivatives held with BBVA and Caixabank at December 31, 2021 amounted to 6,664 million euros and 264 million euros, respectively (10,537 million euros held with BBVA and 542 million euros held with Caixabank in 2020). As explained under Derivatives policy in Note 19, this figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying. The net fair value of these same derivatives in the statement of financial position is 314 million euros and 26 million euros, respectively at December 31, 2021 (201 million euros and -11 million euros, respectively, at December 31, 2020). Additionally, at December 31, 2021, collateral guarantees on derivatives from BBVA and Caixabank have been received, amounting to 262 million euros and 21 million euros, respectively (164 million euros and 10 million euros respectively at December 31, 2020).

2020
Millions of euros	BBVA	Caixabank
Finance costs	15	3
Receipt of services	6	15
Purchase of goods	—	60
Other expenses	4	—
Total costs	25	78
Finance income	20	—
Dividends received	7	N/A
Services rendered	21	53
Sale of goods	10	52
Other income	4	—
Total revenues	62	105
Purchase of goods	—	2
Finance arrangements: loans and capital contributions (borrower)	318	25
Finance arrangements: loans and capital contributions (lessee)	—	2
Guarantees	148	89
Commitments	—	104
Finance arrangements: loans and capital contributions (lender)	294	273
Dividends	125	126
Factoring operations	—	477

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

Similarly, on November 20, 2020, Telefónica Digital España, S.L.U. and Compañía Chilena de Inversiones, S.L., an affiliated company of BBVA, entered into an agreement related to the incorporation of a subsidiary in Colombia with the aim of commercializing loans to consumers and SME in such country. On January 5, 2021, this company was incorporated as a 50/50 joint venture between the two companies, under the name Movistar Consumer Finance Colombia, S.A.S (see Note 10).
The Telefónica Group holds a 50% interest in Telefónica Consumer Finance, E.F.C., S.A., a company controlled by Caixabank (see Note 10).

The Telefónica Group and BBVA each hold a 44.44% interest in the joint venture Adquira España, S.A. (see Note 10).

The Telefónica Group has a 50% interest in Telefónica Factoring España and its subsidiaries in Brazil, Peru, Colombia, Mexico, Chile and Ecuador, accounted for by the equity method (see Note 10), in which BBVA and Caixabank have minority interests.

The balances as of December 31, 2021 and 2020, and the transactions carried out in 2021 and 2020 of Telefónica Group companies with the aforementioned associates and joint ventures in which BBVA and Caixabank hold interests are shown below:

Millions of euros	12/31/2021	12/31/2020
Receivables from associates and joint ventures for current operations	6	8
Payables to associates and joint ventures	36	8

Millions of euros	2021	2020
Revenue from operations with associates and joint ventures	13	14
Expenses from operations with associates and joint ventures	9	9
Finance cost from operations with associates and joint ventures	1	—

Other related parties
The most significant balances and transactions with associates and joint ventures are detailed in Note 10.
During 2021 and 2020, the Directors and senior executives performed no transactions with Telefónica, S.A. or any Telefónica Group company other than those in the Group’s normal trading activity and business. Compensation and other benefits paid to members of the Board of Directors and senior executives are detailed in Note 29.g and Appendix II.
Telefónica contracted a civil liability insurance scheme (D&O) for Directors, managers and staff with similar functions in the Telefónica Group, with standard conditions for these types of insurance and a premium attributable to 2021 of 5,303,931 euros (2,654,581 euros in 2020). This scheme provides coverage for Telefónica, S.A. and its subsidiaries in certain cases.
Certain Telefónica Group subsidiaries performed transactions in 2020 with Global Dominion Access Group, entity related to Director Mr. Francisco José Riberas Mera, related to the Group´s ordinary course of business, mainly in Telefónica de España amounting to 11 million euros.

On September 25, 2020, Telefónica Digital España, S.L.U. and ASTI Mobile Robotics, S.A., entity related to Director Ms. Verónica Pascual Boé, signed a Framework Agreement, the purpose of which is to establish the commercial, economic and legal conditions that will apply to those operators of the Telefónica Group that may be interested in acquiring Automated Guided Vehicles (AGVs), as well as other complementary services manufactured and marketed by ASTI. This agreement was transferred by Telefónica Digital España, S.L.U. to Telefónica IoT & Big Data Tech, S.A. on November 1, 2020 as part of certain corporate reorganisations linked to the Telefónica Tech project. During 2021, certain commercial projects were completed in Spain, without any financial disbursements in that year.

Note 12. Financial assets and other non-current assets

The breakdown of financial assets and other non-current assets of the Telefónica Group at December 31, 2021 and December 31, 2020 is as follows:

Millions of euros	12/31/2021	12/31/2020
Non-current financial assets (Note 16)	6,361	6,639
Investments	479	457
Long-term receivables for indirect taxes	299	187
Other long-term credits	890	252
Deposits and guarantees	1,254	1,633
Trade receivables	752	551
Receivables for subleases	27	15
Impairment of trade receivables	(112)	(122)
Derivative financial assets (Note 19)	2,772	3,666
Other non-current assets	986	631
Contractual assets (Note 23)	209	145
Deferred expenses (Note 23)	555	331
Prepayments	222	155
Total	7,347	7,270
Non-current financial assets
The movement in investments, long-term receivables for indirect taxes, other long-term credits, deposits and guarantees, trade receivables, long-term receivables for subleases and impairment of trade receivables in 2021 and 2020, is as follows:

Millions of euros	Invest-ments	Long-term receivables for indirect taxes	Other long-term credits	Deposits and guarantees	Trade receiva-bles	Long-term receivables for subleases	Impairment of trade receivables
Balance at 12/31/19	600	188	353	1,285	719	12	(154)
Additions	10	285	40	52	666	10	(23)
Disposals	(13)	(8)	(24)	(159)	(233)	—	16
Translation differences	(3)	(55)	(22)	(219)	(66)	(1)	24
Fair value adjustments and financial updates	(137)	4	(4)	12	2	—	—
Transfers and other	—	(227)	(91)	662	(537)	(6)	15
Balance at 12/31/20	457	187	252	1,633	551	15	(122)
Additions	9	197	686	195	540	11	(6)
Disposals	(41)	(76)	(6)	(30)	(272)	—	45
Translation differences	—	(2)	(9)	9	—	—	(2)
Fair value adjustments and financial updates	56	—	14	8	(2)	—	—
Transfers and other	(2)	(7)	(47)	(561)	(65)	1	(27)
Balance at 12/31/21	479	299	890	1,254	752	27	(112)

Investments
“Investments” includes the fair value of investments in companies where Telefónica exercises no significant influence or control and for which there is no specific short-term disposal plan (see Note 3.i).
The Telefónica Group’s shareholding in Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) amounted to 232 million euros (178 million euros at December 31, 2020), representing 0.66% of its share capital at December 31, 2021 (same percentage at December 31, 2020).
At December 31, 2021, Telefónica maintained a 0.59% stake in the share capital of China Unicom (Hong Kong) Limited, valued at 80 million euros (same percentage at December 31, 2020, valued at 85 million euros).

At December 31, 2021, Telefónica maintained a 9.03% stake in the share capital of Promotora de Informaciones, S.A. (Prisa), valued at 36 million euros (same percentage at December 31, 2020 valued at 57 million euros).
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
At December 31, 2019 the credits pending compensation amounted to 2,046 million Brazilian reals (452 million euros at the closing exchange rate for 2019) and it was recorded under current assets. In 2020, new final decisions in favor of Telefonica Brazil were passed, which covered the periods from November 2001 to March 2016 and from July 2002 to August 2003. The Company recognized the corresponding credits amounting to 932 million Brazilian reals (160 million euros at an average exchange rate of 2020). The impact on the consolidated income statement amounted to 436 million Brazilian reals (75 million euros), reducing the “Taxes” item under “Other expenses” (see Note 26), and 496 million Brazilian reals (85 million euros) under “Finance income” (see Note 19).
At December 31, 2020 these credits were totally compensated.
On May 13, 2021 the Supreme Court of Brazil concluded the judgment related to the exclusion of the ICMS tax (state tax on goods and services) in the PIS/COFINS (Contribuição para Financiamento da Seguridade Social) tax base. In 2021, 2,269 million Brazilian reals (356 million euros at the average exchange rate of 2020) have been registered under "Tax receivables" of the statement of financial position (see Note 25).
Other long-term credits
This line item includes long-term financial assets of Telefónica Germany amounting to 85 million euros and 69 million euros at December 31, 2021 and 2020, respectively, that are mainly intended to cover obligations from the defined benefit plan of Telefónica Germany but do not represent "plan assets" in accordance with IAS 19 (see Note 24).
"Additions" in 2021 includes the notes issued by the international issue platform Single Platform Investment Repackaging Entity, S.A. ("Spire"). These notes are deposited in a securities account owned by Telefónica, S.A. with a notional of 1,000 million dollars of which 295 million euros are registered as "Other long-term credits" and 591 million euros are registered as "other current financial assets" (see Note 15).
Additionally, Telxius recorded additions amounting to 246 million euros associated with the collection right arising with American Tower Corporation as a result of the sale of the telecommunications towers division in Europe (Spain and Germany) in June 2021.

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
Deposits and guarantees
Telefónica Brazil has non-current judicial deposits amounting to 431 million euros (see Note 24) at December 31, 2021 (434 million euros at December 31, 2020).
At December 31, 2021, there were deposits related to the collateral guarantees on derivatives (CSA) signed by Telefónica, S.A. and its counterparties for the credit risk management of derivatives amounting to 564 million euros of which 279 million euros cross currency swap (1,076 million euros at December 31, 2020 that included 716 million euros related to cross currency swap).
In relation with collateral contracts, in 2021 there is an additional guarantee of 166,678 bonds issued by Telefónica Emisiones, S.A.U. deposited in a securities account owned by Telefónica, S.A. with a notional of 173 million euros at December 31, 2021 (206,919 bonds for a nominal amount of 194 million euros at December 31, 2020).
Pursuant to a bank deposit made by Telefónica, S.A. amounting to 1,000 million euros and a loan granted by a different financial entity by the same amount, there are 940,500 bonds issued by the Italian government, received and granted to the aforementioned financial entities related to the deposit and loan described, with a notional amount of 941 million euros as of December 31, 2021.
The vast majority of deposits and guarantees recognized at amortized cost (Note 16), are considered to be low credit risk assets, therefore the impairment analysis was carried out on the basis of expected credit losses in the next 12 months.
Trade receivables
At December 31, 2021 includes Telefónica Germany trade receivables at fair value through other comprehensive income for an amount of 269 million euros (157 million euros as of December 31, 2020, see Note 16).
"Transfers and others" in 2020 includes transfer of trade receivables of Telefónica United Kingdom to "Non-current assets and disposal groups held for sale" amounting to 178 million euros (see Note 30).

Note 13. Inventories

The detail of inventories of the Telefónica Group at December 31, 2021 and December 31, 2020 is as follows:

Millions of euros	12/31/2021	12/31/2020
Audiovisual rights	1,131	1,214
Mobile terminals and other equipments	584	507
Other inventories	71	41
Inventories impairment provision	(37)	(44)
Inventories	1,749	1,718
"Audiovisual rights" mainly includes the rights to broadcast sport events (see Note 29.c) and rights to broadcast films, television series and documentaries (see Note 3.j).
Inventories of Telefónica United Kingdom were registered in "Non-current assets and disposal groups held for sale" of the statement of financial position at December 31, 2020 (see Notes 2 and 30).
Note 14. Receivables and other current assets

The detail of receivables and other current assets of the Telefónica Group at December 31, 2021 and December 31, 2020 is as follows:

Millions of euros	12/31/2021	12/31/2020
Receivables (Note 16)	6,903	6,220
Trade receivables	8,926	8,334
Impairment of trade receivables	(2,531)	(2,549)
Receivables from associates and joint ventures (Note 10)	121	25
Other receivables	387	410
Other current assets	1,384	1,303
Contractual assets (Note 23)	133	104
Capitalized costs (Note 23)	668	580
Prepayments	583	619
Total	8,287	7,523
Receivables and other current assets of Telefónica United Kingdom were registered in "Non-current assets and disposal groups held for sale" of the statement of financial position at December 31, 2020 (see Notes 2 and 30).
The movement in impairment of trade receivables in 2021 and 2020 is as follows:

Millions of euros
Impairment provision at December 31, 2019	2,798
Allowances	819
Inclusion of companies	(192)
Amounts applied	(501)
Translation differences and other	(375)
Impairment provision at December 31, 2020	2,549
Allowances	598
Transfers	(38)
Amounts applied	(545)
Translation differences and other	(33)
Impairment provision at December 31, 2021	2,531

"Transfers" in 2020 includes the reclassification of impairment of trade receivables of Telefónica United Kingdom amounting to 207 million euros to "Non-current assets and disposal groups held for sale" of the statements of financial position (see notes 2 and 30).
Public-sector net trade receivables at December 31, 2021 and 2020 amounted to 439 million euros and 341 million euros, respectively.
The detail of the age of the accounts receivable balances from customers and their corrections for impairment as of December 31, 2021 and 2020 is as follows:

Millions of euros	12/31/2021		12/31/2020
	Trade receivables	Impairment	Trade receivables	Impairment
Unbilled receivables	2,316	(16)	2,098	(15)
Amount not overdue invoiced	2,976	(114)	2,538	(117)
Less than 90 days	893	(141)	903	(126)
Between 90 and 180 days	333	(125)	350	(146)
Between 180 and 360 days	416	(306)	474	(326)
More than 360 days	1,992	(1,829)	1,971	(1,819)
Total	8,926	(2,531)	8,334	(2,549)

Note 15. Other current financial assets
The breakdown of other financial assets of the Telefónica Group at December 31, 2021 and December 31, 2020 is as follows:

Millions of euros	12/31/2021	12/31/2020
Short-term credits	1,306	1,078
Short-term deposits and guarantees	760	82
Short-term derivative financial assets (Note 19)	995	1,210
Other current financial assets	774	125
Total	3,835	2,495
Short-term credits at December 31, 2021, includes bank deposits with a maturity in one month formalized by Telfisa Global, B.V. which amounted to 1,190 million euros. At December 31, 2020, this amount included bank deposits with a maturity between three and twelve months formalized by Telefónica, S.A. which amounted to 981 million euros.
Short-term deposits and guarantees include current judicial deposits amounting to 17 million euros (see Note 24) constituted by Telefónica Brazil (28 million euros at December 31, 2020).
At December 31, 2021, 433 million euros of deposits maturing in more than 90 days from Telefónica Móviles Chile are included, contracted with the funds obtained from the issue in November 2021 of a bond (see Appendix III).
Additionally at December 31, 2021 there are 150 million euros registered in deposits, associated with collateral guarantees of Telefónica, S.A. classified as current according to the maturity of the underlying derivative instruments which they relate to.
The vast majority of short-term credits and deposits and guarantees recognized at amortized cost and at fair value with changes in "Other comprehensive income" (Note 16) are considered to be low credit risk assets.
Other current financial assets include short-term investments in financial instruments to cover commitments undertaken by the Group’s insurance companies, amounted to 105 million euros at December 31, 2021 (114 million euros at December 31, 2020) and were recorded at fair value.
Additionally at December 31, 2021 includes the notes issued by the international issue platform Single Platform Investment Repackaging Entity, S.A. ("Spire"). These notes are deposited in a securities account owned by Telefónica, S.A. with a notional of 1,000 million dollars of which 591 million euros are registered as "Other current financial assets" and 295 million euros are registered as "Other long-term credits" (see Note 12).
Current financial assets that are highly liquid and have maturity periods of three months or less from the date contracted, and present an insignificant risk of value changes, are recorded under “Cash and cash equivalents” on the accompanying consolidated statement of financial position.

Note 16. Breakdown of financial assets
The breakdown of financial assets of the Telefónica Group at December 31, 2021 is as follows:

December 31, 2021
	Fair value through profit or loss		Fair value through other comprehensive income			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Debt instru-ments	Equity instru-ments	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Amortized cost	Total carrying amount	Total fair value
Non-current financial assets (Note 12)	506	—	269	452	2,301	380	3,148	—	2,833	6,361	6,361
Investments	27	—	—	452	—	372	107	—	—	479	479
Credits and other financial assets	8	—	—	—	—	8	—	—	1,181	1,189	1,189
Deposits and guarantees	—	—	—	—	—	—	—	—	1,254	1,254	1,254
Derivative instruments	471	—	—	—	2,301	—	2,772	—	—	2,772	2,772
Trade receivables	—	—	269	—	—	—	269	—	483	752	640
Trade receivables for subleases	—	—	—	—	—	—	—	—	27	27	27
Impairment of trade receivables	—	—	—	—	—	—	—	—	(112)	(112)	—
Current financial assets	218	1	956	—	908	160	1,923	—	17,235	19,318	19,318
Trade receivables (Note 14)	1	—	917	—	—	—	918	—	8,516	9,434	6,903
Impairment of trade receivables (Note 14)	—	—	—	—	—	—	—	—	(2,531)	(2,531)	—
Other financial assets (Note 15)	217	1	39	—	908	160	1,005	—	2,670	3,835	3,835
Cash and cash equivalents	—	—	—	—	—	—	—	—	8,580	8,580	8,580
Total	724	1	1,225	452	3,209	540	5,071	—	20,068	25,679	25,679

The calculation of the fair values of the Telefónica Group's debt instruments required an estimate, for each currency and counterparty, of a credit spread curve using the prices of the Group's bonds and credit derivatives.

The breakdown of financial assets of the Telefónica Group at December 31, 2020 was as follows:

December 31, 2020
	Fair value through profit or loss		Fair value through other comprehensive income			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Debt instru-ments	Equity instru-ments	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Amortized cost	Total carrying amount	Total fair value
Non-current financial assets (Note 12)	750	—	157	424	2,958	359	3,930	—	2,350	6,639	6,639
Investments	33	—	—	424	—	350	107	—	—	457	457
Credits and other financial assets	9	—	—	—	—	9	—	—	430	439	439
Deposits and guarantees	—	—	—	—	—	—	—	—	1,633	1,633	1,633
Derivative instruments	708	—	—	—	2,958	—	3,666	—	—	3,666	3,666
Trade receivables	—	—	157	—	—	—	157	—	394	551	429
Trade receivables for subleases	—	—	—	—	—	—	—	—	15	15	15
Impairment of trade receivables	—	—	—	—	—	—	—	—	(122)	(122)	—
Current financial assets	524	—	588	—	827	130	1,809	—	12,380	14,319	14,319
Trade receivables (Note 14)	1	—	587	—	—	—	588	—	8,181	8,769	6,220
Impairment of trade receivables (Note 14)	—	—	—	—	—	—	—	—	(2,549)	(2,549)	—
Other current financial assets (Note 15)	523	—	1	—	827	130	1,221	—	1,144	2,495	2,495
Cash and cash equivalents	—	—	—	—	—	—	—	—	5,604	5,604	5,604
Total	1,274	—	745	424	3,785	489	5,739	—	14,730	20,958	20,958

Note 17. Equity
a) Share capital and share premium
2021
At December 31, 2021, Telefónica, S.A.´s share capital amounted to 5,779,048,020 euros and is divided into 5,779,048,020 common shares, of a single series and with a par value of 1 euro each, fully paid in. All the shares of the Company have the same characteristics and carry the same rights and obligations.
The Board of Directors of Telefónica, S.A. at its meeting held on April 23, 2021, has resolved to carry out the implementation of the share capital reduction through the cancellation of own shares approved by the Annual General Shareholders’ Meeting held on April 23, 2021.
The share capital of Telefónica, S.A. has been reduced in the amount of 82,896,466 euros, through the cancellation of 82,896,466 own shares of the Company held as treasury stock, with a nominal value of one euro each. The share capital of the Company resulting from the reduction has been set at 5,443,534,596 euros corresponding to 5,443,534,596 shares with a nominal value of one euro each. Related to the capital reduction the share premium have been reduced in 305 million euros.
The reduction does not entail the return of contributions to the shareholders since the Company is the owner of the cancelled shares. The reduction has been carried out with a charge to unrestricted reserves, through the provision of a reserve for cancelled share capital in an amount equal to the nominal value of the cancelled shares (i.e. for an amount of 82,896,466 euros), which may only be used in compliance with the same requirements as those established for the reduction of share capital, by application of the provisions of section 335. c) of the Spanish Companies Act. Accordingly, as laid down in such section, the creditors of the Company will not have the right to oppose the reduction mentioned in section 334 of the Spanish Companies Act in connection with the share capital reduction.
On May 5, 2021, the deed relating to the share capital reduction was registered in the Commercial Registry of Madrid.
On June 22, 2021 the deed of capital increase amounting to 194,518,911 euros, divided into 194,518,911 ordinary shares, with a nominal value of 1 euro each, and issued against reserves as part of the scrip dividend, was filed in the Madrid Commercial registry. Following the share capital increase, the share capital was set up at 5,638,053,507 euros.
On November 3, 2021, the Board of Directors agreed to submit for the approval of the General Shareholders Meeting of the Company the adoption of the appropriate corporate resolutions to execute a capital reduction by means of a redemption of treasury shares representing approximately 1.65% of the share capital.
On December 23, 2021, the capital increased in the amount of 140,994,513 euros, in which 140,994,513 ordinary shares with a par value of 1 euro each were issued against reserves as part of the scrip dividend. Following the share capital increase, the share capital was set at 5,779,048,020 euros. On that date, the deed was filed in Madrid Companies' Register.
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
Authorizations by Shareholders’ Meeting
As regards the authorizations conferred in respect of the share capital, the shareholders acting at the Ordinary General Shareholders’ Meeting held on June 12, 2020 resolved to delegate to the Board of Directors, as broadly as required by Law, pursuant to the provisions of Section 297.1.b) of the Companies Act, the power to increase the share capital on one or more occasions and at any time, within a period of five year from the date of adoption of such resolution, by the maximum nominal amount of 2,596,065,843 euros, equal to one-half of the share capital of the Company on the date of adoption of the resolution at the General Shareholders’ Meeting, issuing and floating the respective new shares for such purpose with or without a premium, the consideration for which will consist of monetary contributions, with express provision for incomplete subscription of the shares to be issued. The Board of Directors was also authorized to exclude pre-emptive rights in whole or in part, as provided in section 506 of the Companies Act. However, the power to exclude pre-emptive rights is limited to 20% of the share capital on the date on which the resolution is adopted. In accordance with the above-mentioned authorization, as of the end of fiscal year 2021, the Board would be authorized to increase the share capital by the maximum nominal amount of 2,596,065,843 euros.
Furthermore, the shareholders acting at the Ordinary General Shareholders’ Meeting of Telefónica, S.A. held on June 12, 2020 delegated to the Board of Directors, in accordance with the general rules governing the issuance of debentures and pursuant to the provisions of applicable law and the Company’s By-Laws, the power to issue securities, including preferred shares and warrants, with the power to exclude the pre-emptive rights of shareholders. The aforementioned securities may be issued on one or more occasions, within a maximum period of five years as from the date of adoption of the resolution. The securities issued may be debentures, bonds, notes and other fixed-income securities, or debt instruments of a similar nature, or hybrid instruments in any of the forms admitted by Law (including, among others, preferred interests) both simple and, in the case of debentures, bonds and hybrid instruments, convertible into shares of the Company and/or exchangeable for shares of the Company, of any of the companies of its Group or of any other company and/or giving the holders thereof an interest in the corporate earnings. Such delegation also includes warrants or other similar instruments that may entitle the holders thereof, directly or indirectly, to subscribe for or acquire newly-issued or outstanding shares, payable by physical delivery or through differences. The aggregate amount of the issuance or issuances of instruments that may be approved in reliance on this delegation may not exceed, at any time, 25,000 million euros or the equivalent thereof in another currency. In the case of notes and for purposes of the above-mentioned limits, the outstanding balance of those issued in reliance on the delegation shall be computed. In the case of warrants, and also for the purpose of such limit, the sum of the premiums and exercise prices of each issuance shall be taken into account.

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
b) Dividends

Dividends distribution in 2021
Approval was given at the General Shareholders’ Meeting of April 23, 2021 to pay a scrip dividend amounting to approximately 0.35 euros per share in two tranches, consisting of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, and a subsequent capital increase by means of the issue of new shares to fulfill said allotments, following a specific calculation mechanism which might result in variations of the amount.The distribution of the first tranch, amounting approximately 0.20 euros per share, took place in June of 2021 and the second tranch amounting approximately 0.15 euros per share took place in December 2021, after the adoption of the corresponding corporate resolutions.
At its meeting held on May 26, 2021, the Executive Commission of Telefónica, S.A. Board of Directors agreed to carry out the execution of the increase in paid-up capital, related to the shareholders compensation by means of a scrip dividend. Thus, each shareholder received one free allotment right for each Telefónica share held. Such free allotment rights were traded on the Continuous Market in Spain during a period of 15 calendar days. Once this trading period ended, the shareholders of 28.53% of the free-of-charge allotment rights accepted the irrevocable purchase commitment assumed by Telefónica, S.A. Cash payment to these shareholders was made on June 17, 2021. The gross impact of this dividend amounts to 308 million euros.
On the other hand, the shareholders of 71.47% of the free-of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. So the final number of shares issued after June 22, 2021 in the capital increase was 194,518,911 shares with a nominal value of 1 euro each.
The Executive Commission of Telefónica, S.A. Board of Directors meeting of November 3, 2021 agreed the implementation of the second capital increase with charge to reserves related to the shareholder compensation by means of a scrip dividend. Thus, each shareholder received 1 free allotment right for each Telefónica share held. The shareholders of 34.98% of the free-of-charge allotment rights accepted the irrevocable purchase commitment assumed by Telefónica, S.A. Cash payment was made on December 17, 2021 and had an impact in equity amounting to 292 million euros.
On the other hand, the shareholders of 65.02% of the free-of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. So the final number of shares issued on December 23, 2021 in the capital increase was 140,994,513 shares with a nominal value of 1 euro each.
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
At its meeting held on June 12, 2020, the Board of Directors agreed to carry out the execution of the increase in paid-up capital, related to the shareholders compensation by means of a scrip dividend. Thus, each shareholder received one free allotment right for each Telefónica share held. Such free allotment rights were traded on the Continuous Market in Spain during a period of 15 calendar days. Once this trading period ended, the shareholders of 36.99% of the free-ofcharge allotment rights accepted the irrevocable purchase commitment assumed by Telefónica, S.A. Cash payment was made on July 3, 2020 and had an impact in equity amounting to 371 million euros.
On the other hand, the shareholders of 63.01% of the free of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. So the final number of shares issued after June 30, 2020 in the capital increase was 136,305,986 shares with a nominal value of 1 euro each.
The Executive Commission of Telefónica, S.A. Board of Directors meeting of December 4, 2020 agreed the implementation of the second capital increase with charge to reserves related to the shareholder compensation by means of a scrip dividend. The shareholders of 33.12% of the free of- charge allotment rights accepted the irrevocable purchase commitment assumed by Telefónica, S.A. Cash payment was made on December 30, 2020 and had an impact in equity amounting to 342 million euros.

On the other hand, the shareholders of 66.88% of the free of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. So the final number of ordinary shares with a nominal value of 1 euro issued in the capital increase was 197,993,390 corresponding to 3.72% of the share capital, being 197,993,390 euros the capital increase.
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
Proposed distribution of results of the parent company
Telefónica, S.A. generated 206 million euros of losses in 2021.
The Company’s Board of Directors will submit the following proposed distribution of 2021 profit for approval at the Shareholders’ Meeting:

Millions of euros
Legal reserve	21
Unrestricted reserves	185
Total	206

c) Other equity instruments
Undated deeply subordinated securities
Unless specified otherwise, undated deeply subordinated securities were issued by Telefónica Europe, B.V.
The characteristic of undated deeply subordinated securities, the detail of the tender offer and the amounts repurchased in the operations and the amount amortized in advance, are the following (million euros):

Issue date	Annual Fix	Variable	Exercisable by issuer	12/31/2020	Tender Offer	Amount repurchased	Redemption	12/31/2021
11/24/2021	2.875%	from 05/24/28 rate SWAP + spread incremental	2028	—	—	—	—	750
02/12/2021	2.376%	from 05/12/29 rate SWAP + spread incremental	2029	—	—	—	—	1,000
02/05/2020	2.502%	from 05/05/27 rate SWAP + spread incremental	2027	500	—	—	—	500
09/24/2019	2.875%	from 09/24/27 rate SWAP + spread incremental	2027	500	—	—	—	500
03/14/2019	4.375%	from 03/14/25 rate SWAP + spread incremental	2025	1,300	—	—	—	1,300
03/22/2018	3%	from 12/04/23 rate SWAP + spread incremental	2023	1,250	1,250	(426)	—	824
	3.875%	from 09/22/26 rate SWAP + spread incremental	2026	1,000			—	1,000
12/07/2017	2.625%	from 06/07/23 rate SWAP + spread incremental	2023	1,000	1,000	(324)	—	676
09/15/2016	3.75%	from 03/15/22 rate SWAP + spread incremental	2022	1,000	1,000	(873)	(127)	—
03/31/2014	5.875%	from 03/31/24 rate SWAP + spread incremental	2024	1,000	1,000	—	—	1,000
				7,550				7,550

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
In February 2021, Telefónica Europe, B.V. carried out several transactions on its hybrid capital: (a) a new issue amounting to 1,000 million euros, guaranteed by Telefónica, S.A. (see Note 29.d); (b) a tender offer on a hybrid instruments, denominated in euros, with first call dates in March 2022. The issuer accepted the purchase in cash of the tendered securities in a principal amount of 758 million euros.

In June and July 2021, Telefónica Europe, B.V. announced a tender offer on a hybrid instruments in euros, with first call dates in March 2022. The issuer accepted the purchase in cash of the tendered securities in a principal amount of 115 million euros.
In September 2021, it was exercised the clean up call of the pending hybrid with first non-call date in March 2022 amounting to 127 million euros.
In November 2021, Telefónica Europe, B.V. announced several transactions on its hybrid capital: (a) a new issue amounting 750 million euros, guaranteed by Telefónica, S.A. (see Note 29.d); (b) a tender offer on a several hybrid instruments, denominated in euros, with first call dates in March 2023, September 2023 and March 2024. The issuer accepted the purchase in cash of the tendered securities in a principal amount of 750 million euros.
In 2021, the payment of the coupons related to hybrids instruments, in an aggregate amount, net of tax effects, of 263 million euros (335 million and 256 million euros in 2020 and 2019, respectively), was recorded as “Retained earnings” in the consolidated statements of changes in equity. In 2021 and 2020, the payments related to the undated deeply subordinated securities include the premium of the tender offers carried out in these periods amounting to 61 million euros and 27 million euros, respectively.
d) Legal reserve
According to the consolidated text of the Spanish Corporate Enterprises Act, companies must transfer 10% of profit for the year to a legal reserve until this reserve reaches at least 20% of share capital. The legal reserve can be used to increase capital by the amount exceeding 10% of the increased share capital amount. Except for this purpose, until the legal reserve exceeds the limit of 20% of share capital, it can only be used to offset losses, if there are no other reserves available. At of December 31, 2021 the legal reserve amounts to 1,038 million euros representing 17.97% of the share capital at the date.
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
The capital gain will be deemed to have been realized in respect of the portion on which the depreciation was recorded for accounting purposes or when the revalued assets were transferred or recognized. In this respect, 4 million euros were reclassified to “Retained earnings” in 2021 (5 million euros in 2020) corresponding to revaluation reserves subsequently considered to be unrestricted. At December 31, 2021, this reserve amounted to 58 million euros (62 million euros at December 31, 2020).
Reserve for canceled share capital
In accordance with Section 335.c) of the Spanish Corporate Enterprises Act and to render null and void the right of opposition provided for in Section 334 of the same Act, whenever the Company decreases capital, it should record a reserve for canceled share capital for an amount equal to the par value of the canceled shares, which can only be used upon satisfaction of the same requirements as those applicable to the reduction of share capital. In 2021 was recorded in this account 83 million euros. In 2020, no amount was recorded in this account. The cumulative amount as of December 31, 2021 is 814 million euros.
f) Translation differences
The breakdown of the accumulated contribution of translation differences attributable to equity holders of the parent at December 31 is as follows:

Millions of euros	2021	2020	2019
Brazilian real	(15,292)	(15,365)	(10,910)
Pound sterling	309	(3,344)	(2,868)
Venezuelan bolivar	(3,755)	(3,754)	(3,728)
Argentine peso	(1,702)	(2,178)	(1,936)
Other currencies	(1,452)	(1,339)	(810)
Total Group	(21,892)	(25,980)	(20,252)
The negative translation differences of Telefónica United Kingdom accumulated in equity at June 1, 2021 have been reclassified to the income statement as a result of the establishment of VMED O2 UK Ltd (see Note 2), for an amount of 3,135 million euros.
Likewise, the negative translation differences associated with the sale of the Telxius Group tower divisions and Telefónica de Costa Rica have also been reclassified to the income statement for the amount of 37 and 21 million euros, respectively.
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
As a result, in 2020 the Group adopted this presentation policy and now presents the equity effects of hyperinflation under Translation Differences, within Other Comprehensive Income, rather than under the heading Retained Earnings. The consolidated net equity is not modified by this change in presentation. In accordance with IAS 8, financial information for previous years presented for comparative purposes has been restated so that the information is comparable. Consequently, the Retained Earnings heading no longer includes the cumulative effects arising from hyperinflation in Venezuela and Argentina, which have been reclassified to Translation Differences amounting to 5,664 million euros at December 31, 2019 and 5,406 million euros at December 31, 2018.
g) Adjustment on initial application of IFRS 16
The initial application of IFRS 16 Leases effective as of January 1, 2019, had a net impact on total equity in 2019 amounting to 16 million euros, 11 million euros attributable to equity holders and 5 million euros attributable to minority interests.
h) Treasury share instruments
Telefónica, S.A. held the following treasury shares at December 31, 2021, 2020 and 2019:

		Euros per share
	Number of shares	Acquisition price	Trading price	Market value(*)%
Treasury shares at 12/31/21	139,329,370	3.92	3.85	537	2.411%
Treasury shares at 12/31/20	98,231,380	4.84	3.25	319	1.777%
Treasury shares at 12/31/19	77,562,635	9.88	6.23	483	1.494%
(*) Millions of euros.

The following transactions involving treasury shares were carried out in 2021, 2020 and 2019:

Number of shares
Treasury shares at 12/31/18	65,496,120
Acquisitions	14,033,446
Employee share option plan	(1,966,931)
Treasury shares at 12/31/19	77,562,635
Acquisitions	68,640,303
Scrip dividend	6,252,817
Employee share option plan	(3,118,898)
Other movements	(51,105,477)
Treasury shares at 12/31/20	98,231,380
Acquisitions	122,032,764
Scrip dividend	6,291,518
Employee share option plan	(4,329,826)
Capital amortization	(82,896,466)
Treasury shares at 12/31/21	139,329,370
There were treasury shares purchases in 2021 amounting to 478 million euros (234 and 99 million euros in 2020 and 2019, respectively)
On February 28, 2020, Telefónica de Contenidos, S.A.U. acquired 50% of the capital stock of Prosegur Alarmas, S.L. with an in-kind delivery of 49,545,262 Telefónica shares, previously acquired to the Company, equivalent to 266 million euros as of the quotation on the delivery date included in "other movements".
On December 31, 2021, the first cycle of the Telefónica, S.A long-term incentive plan called "Performance Share Plan 2018-2022" and "Talent for the Future Share Plan 2018-2022" (see Note 27).
On July 31, 2021, the plan called "Global Employeee Share Plan 2019-2021" ended (see Note 27).
The Company also has different derivative instruments, to be settled by offset, on a nominal value equivalent to 192 million of Telefónica shares recorded in the statement of financial positionat at December 31, 2021 in accordance with their maturity date and fair value.
The Company had a derivative instrument, to be settled by offset, on a nominal value equivalent to 176 million shares at December 31, 2020, recorded under “Current financial liabilities” in the consolidated statement of financial position.
i) Equity attributable to non-controlling interests
“Equity attributable to non-controlling interests” represents the share of non-controlling interests in the equity and income or loss for the year of fully consolidated Group companies. The movements in this balance for the 2021, 2020 and 2019 consolidated statements of financial position are as follows:

Millions of euros	Balance at 12/31/20	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/(loss) for the year	Change in translation differences	Other movements	Balance at 12/31/21
Telefônica Brasil, S.A.	3,106	—	(63)	(236)	271	17	11	3,106
Telefónica Deutschland Holding, A.G.	2,346	—	(56)	(165)	218	—	10	2,353
Colombia Telecomunicaciones, S.A., ESP	408	—	—	—	7	(28)	22	409
Telefónica Centroamericana Inversiones, S.L.	55	—	—	—	(15)	5	(3)	42
Telxius Telecom, S.A.	1,089	—	—	(2,645)	2,098	16	(12)	546
Other	21	—	—	(5)	1	—	4	21
Total	7,025	—	(119)	(3,051)	2,580	10	32	6,477

Millions of euros	Balance at 12/31/19	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/(loss) for the year	Change in translation differences	Other movements	Balance at 12/31/20
Telefônica Brasil, S.A.	4,442	(2)	—	(272)	217	(1,296)	17	3,106
Telefónica Deutschland Holding, A.G.	2,544	—	—	(156)	(30)	—	(12)	2,346
Colombia Telecomunicaciones, S.A., ESP	526	—	—	—	11	(62)	(67)	408
Telefónica Centroamericana Inversiones, S.L.	106	—	—	(39)	(8)	(5)	1	55
Telxius Telecom, S.A.	681	323	—	(44)	187	(69)	11	1,089
Other	33	—	(3)	(5)	(2)	(3)	1	21
Total	8,332	321	(3)	(516)	375	(1,435)	(49)	7,025

Millions of euros	Balance at 12/31/18	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/(loss) for the year	Change in translation differences	Other movements	Balance at 12/31/19
Telefônica Brasil, S.A.	4,604	(3)	—	(374)	307	(85)	(7)	4,442
Telefónica Deutschland Holding, A.G.	2,873	—	—	(247)	(75)	—	(7)	2,544
Colombia Telecomunicaciones, S.A., ESP	523	(1)	—	—	11	4	(11)	526
Telefónica Centroamericana Inversiones, S.L.	316	—	(414)	—	196	7	1	106
Telxius Telecom, S.A.	677	—	—	(87)	86	7	(2)	681
Other	40	—	—	(2)	(3)	—	(2)	33
Total	9,033	(4)	(414)	(710)	522	(67)	(28)	8,332

In 2021 noteworthy is the result attributable to minority shareholders of Telxius from the sale of its telecommunications towers division (see Note 2) and the dividend distribution related with this transaction (Note 28).
In 2020, "Sales of non-controlling interests and inclusion of companies" reflected the capital increase of Telxius amounting to 645 million euros, of which 323 million euros correspond to non-controlling interest. The profit for the year attributed to Telxius Group in 2020 includes the effect of the recognition of deferred tax assets for temporary differences of Telxius Towers Germany amounting to 184 million euros (see Note 25).

In 2019, "Acquisitions of non-controlling interests and exclusion of companies" reflected the effect of the sale of Telefónica Móviles Guatemala, Telefonía Celular de Nicaragua and Telefónica Móviles Panamá, amounting to 114, 112 and 188 million euros, respectively.
Note 4 contains the revenues, OIBDA, Operating income, capital expenditure and the main items of the statement of financial position for the main segments of the Telefónica Group with non-controlling interests, namely Telefónica Brazil and Telefónica Germany. The detail of these figures for Colombia Telecomunicaciones and Telxius Telecom is as follows:

Millions of euros
Colombia Telecomunicaciones	2021	2020	2019
Revenues	1,312	1,249	1,410
OIBDA	413	438	558
Depreciation and amortization	(314)	(325)	(386)
Operating income	99	113	172
Capital Expenditure	151	156	309
Fixed Assets	1,264	1,530	1,904
Total allocated assets	2,725	2,864	3,296
Total allocated liabilities	1,878	2,049	1,825

Millions of euros
Telxius Telecom	2021	2020	2019
Revenues	587	826	842
OIBDA	6,332	520	504
Depreciation and amortization	(72)	(269)	(249)
Operating income	6,260	251	255
Capital Expenditure	91	348	284
Fixed Assets	475	452	1,145
Total allocated assets	2,083	2,840	2,184
Total allocated liabilities	1,225	2,785	2,250
The statements of cash flows of these companies are as follows:

Millions of euros
Telefónica Brazil	2021	2020	2019
Net cash flow provided by operating activities	2,949	3,517	4,231
Net cash flow used in investing activities	(1,295)	(1,238)	(1,900)
Net cash flow used in financing activities	(1,467)	(1,817)	(2,230)
	187	462	101

Millions of euros
Telefónica Germany	2021	2020	2019
Net cash flow provided by operating activities	2,407	2,386	2,249
Net cash flow used in investing activities	(875)	(459)	(1,194)
Net cash flow used in financing activities	(1,820)	(1,342)	(997)
	(288)	585	58

Millions of euros
Colombia Telecomunicaciones	2021	2020	2019
Net cash flow provided by operating activities	344	276	237
Net cash flow provided by (used in) investing activities	(153)	(189)	15
Net cash flow provided by (used in) financing activities	(218)	(42)	(169)
	(27)	45	83

Millions of euros
Telxius	2021	2020	2019
Net cash flow provided by operating activities	(627)	528	463
Net cash flow provided by (used in) investing activities	6,874	(1,141)	(199)
Net cash flow provided by (used in) financing activities	(6,164)	575	(251)
	83	(38)	13

Note 18. Financial liabilities

The breakdown of financial liabilities at December 31, 2021 and the corresponding maturities schedule is as follows:

Millions of euros
	Current	Non-current
Maturity	2022	2023	2024	2025	2026	Subsequent years	Non-current total	Total
Debentures and bonds	3,910	1,447	1,132	2,835	2,109	22,487	30,010	33,920
Promissory notes & commercial paper	1,091	47	127	54	12	157	397	1,488
Total Issues	5,001	1,494	1,259	2,889	2,121	22,644	30,407	35,408
Loans and other payables	1,647	607	645	636	212	946	3,046	4,693
Derivative instruments (Note 19)	357	134	32	15	45	1,611	1,837	2,194
Total	7,005	2,235	1,936	3,540	2,378	25,201	35,290	42,295
The estimate of future payments for interest on these financial liabilities at December 31, 2021 is as follows: 1,150 million euros in 2022, 1,056 million euros in 2023, 981 million euros in 2024, 927 million euros in 2025, 875 million euros in 2026 and 8,143 million euros in years after 2026. For floating rate financing, the Group mainly estimates future interest using the forward curve of the various currencies at December 31, 2021.
Derivative instruments in the table above include the fair value of derivatives classified as financial liabilities, i.e. when they have a negative mark-to-market, yet excluding the fair value of derivatives classified as current financial assets (995 million euros, see Note 15) and non-current financial assets (2,772 million euros, see Note 12).
In 2020 and 2021, the Group entered into agreements to extend payment terms with various suppliers, and with factoring companies when such payments are discounted. When the new extended payment terms exceed customary payment terms in the industry, trade liabilities are reclassified to other financial liabilities and the deferred payments made are recognized in net cash flows used in financing activities (see Note 28). At December 31, 2021, the corresponding amount pending payment, recognized in “Loans and other payables” line, was 36 million euros (59 million euros at December 31, 2020).
The deferred payments made in relation to this item during the year amounted to 108 million euros (235 million euros in 2020).
The composition of the financial liabilities by category at December 31, 2021 and 2020 is as follows:

December 31, 2021
	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	—	—	—	—	—	—	35,408	35,408	39,412
Loans and other payables	—	—	—	—	—	—	4,693	4,693	4,656
Derivative instruments	524	—	1,670	6	2,188	—	—	2,194	2,194
Total financial liabilities	524	—	1,670	6	2,188	—	40,101	42,295	46,262

December 31, 2020
	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	—	—	—	—	—	—	41,022	41,022	46,624
Loans and other payables	—	—	—	—	—	—	4,535	4,535	4,595
Derivative instruments	1,208	—	3,655	4	4,859	—	—	4,863	4,863
Total financial liabilities	1,208	—	3,655	4	4,859	—	45,557	50,420	56,082
The calculation of the fair values of the Telefónica Group’s debt instruments required an estimate of the credit spread curve for each currency and corresponding subsidiary using the prices of the Group’s bonds and credit derivatives.
At December 31, 2021, some of the financing arranged by Telefónica Group companies in Latin America (Brazil, Peru and El Salvador), which amounted to approximately 1% of the Telefónica Group’s gross debt, was subject to compliance with certain financial covenants. To date, these covenants are being met and have no impact on the debt of the Telefónica Group companies. Due to the absence of cross-defaults, breach of the covenants would not affect the debt at Telefónica, S.A. level.
Some of the financial liabilities of Telefónica Group includes adjustments in the amortized cost at December 31, 2021 and 2020 as a result of fair value interest rate and exchange rate hedges.

Issues, promissory notes, commercial paper, loans and other payables
The movement in issues, promissory notes, commercial paper, loans and other payables in 2021 and 2020 arising from financial activities is as follows:

		Cash used in financing activities
Millions of euros	Balance at 12/31/2020	Cash received	Cash paid	Translation differences and exchange gains and losses	Financial updates	Other movements	Balance at 12/31/2021
Issues	38,749	561	(5,847)	889	(444)	12	33,920
Promissory notes and commercial paper	2,273	53	(1,042)	5	—	199	1,488
Loans and other payables	4,535	3,120	(3,178)	(32)	80	168	4,693

		Cash used in financing activities
Millions of euros	Balance at 12/31/2019	Cash received	Cash paid	Translation differences and exchange gains and losses	Financial updates	Other movements	Balance at 12/31/2020
Issues	42,636	4,011	(6,728)	(1,501)	344	(13)	38,749
Promissory notes and commercial paper	2,358	276	(343)	(16)	—	(2)	2,273
Loans and other payables	4,488	3,121	(2,605)	(290)	23	(202)	4,535

Debentures and bonds
At December 31, 2021, the nominal amount of outstanding debentures and bonds issues was 32,156 million euros (36,502 million euros at December 31, 2020). Appendix III presents the characteristics of all outstanding debentures and bond issues at the year-end 2021, and the significant issues made during the year.
Telefónica, S.A. has a full and unconditional guarantee on issues made by Telefónica Emisiones, S.A.U., Telefónica Europe, B.V. and Telefónica Participaciones, S.A.U., all of which are fully owned subsidiaries of Telefónica, S.A.
Promissory notes and commercial paper
The main programs for issuance of promissory notes and commercial paper are the following:
•At December 31, 2021, Telefónica Europe, B.V. had a commercial paper issuance program guaranteed by Telefónica, S.A. for up to 5,000 million euros. The outstanding balance of commercial paper issued under this program at December 31, 2021 was 999 million euros, issued at an average interest rate of -0.46% for 2021 (1,248 million euros issued in 2020 at an average rate of -0.28%).
•At December 31, 2021, Telefónica, S.A. had a corporate promissory note program for 2,000 million euros, with an outstanding balance at December 31, 2021 of 30 million euros (269 million euros at December 31, 2020).

Interest-bearing debt
The average interest rate on outstanding loans and other payables at December 31, 2021 was 1.30% (1.29% in 2020). This percentage does not include the impact of hedges arranged by the Group.
The main financing transactions included under “Interest-bearing debt” line outstanding at December 31, 2021 and 2020 and their nominal amounts are provided in Appendix V.

Interest-bearing debt arranged or repaid in 2021 mainly includes the following:

Description	Limit 12/31/2021 (million euros)	Currency	Outstanding balance 12/31/2021 (million euros)	Arrangement date	Maturity date	Drawndown 2021 (million euros)	Repayment 2021 (million euros)
Telefónica, S.A.
Bilateral loan (1)	—	EUR	—	11/08/2019	06/14/2021	—	150
Bilateral loan (2)	—	EUR	—	03/26/2021	06/28/2021	200	200
Syndicated (3)	5,500	EUR	—	03/15/2018	03/15/2026	—	—
Bilateral loan (4)	—	EUR	—	12/04/2019	08/06/2021	—	200
Bilateral loan (5)	—	EUR	—	07/11/2019	08/16/2021	—	200
Credit (6)	—	GBP	—	05/23/2013	09/30/2021	—	116
Colombia Telecomunicaciones S.A. E.S.P.
Syndicated (7)	—	USD	—	03/18/2020	07/27/2021	—	210
Bilateral loan	—	COP	111	07/06/2021	03/19/2025	111	—
Telefónica Germany GmbH & Co. OHG
BEI Financing (Tranche 1)	—	EUR	300	12/18/2019	06/18/2029	300	—
BEI Financing (Tranche 2)	—	EUR	150	01/14/2020	07/14/2029	150	—
Syndicated (8)	750	EUR	—	12/17/2019	12/17/2026	—	—
T. Móviles Chile, S.A.
Syndicated	—	USD	—	04/15/2016	04/15/2021	—	—
Telxius Telecom, S.A.
Syndicated	300	EUR	162	12/01/2017	12/01/2024	—	36
Bilateral loan (9)	—	EUR	—	11/29/2019	08/31/2021	—	150

(1) On June 14, 2021, there was an early repayment of the bilateral loan for 150 million euros, originally scheduled to mature in 2030.
(2) On June 28, 2021, there was an early repayment of the bilateral loan for 200 million euros, originally scheduled to mature in 2022.
(3) On March 15, 2021, there was an extension of the syndicated loan for 5,500 millions euros, originally scheduled to mature in 2025.
(4) On August 6, 2021, there was an early repayment of the bilateral loan for 200 million euros, originally scheduled to mature in 2027.
(5) On August 16, 2021, there was an early repayment of the bilateral loan for 200 million euros, originally scheduled to mature in 2026.
(6) On September 30, 2021, there was an early repayment of the 100 million sterling pounds credit, originally scheduled to mature in 2023.
(7) On March 12, 2021, there was an early repayment for 100 million dollars, on May 12, 2021 12.5 million dollars, on June 28, 2021 for 53 million dollars, on July 8, 2021, for 53.5 million dollars and on July 27, 2021 for 31 million dollars.
(8) On November 16, 2021, there was a maturity extension of its 750 million euros syndicated loan signed on December 17, 2019 until 2026.
(9) On August 31, 2021, there was an early repayment of the bilateral loan for 150 million euros, originally scheduled to mature in November 2021.

At December 31, 2021, the Telefónica Group presented availabilities of financing from different sources that amounted to approximately 12,182 million euros (13,354 million euros at December 31, 2020), of which 11,791 million euros will mature in more than twelve months.

Loans by currency
The breakdown of “Loans and other payables” line by currency at December 31, 2021 and 2020, and the equivalent value of foreign-currency loans in euros, is as follows:

	Outstanding balance (in millions)
	Local Currency		Euros
Currency	12/31/2021	12/31/2020	12/31/2021	12/31/2020
Euro	3,148	2,557	3,148	2,557
U.S. dollar	885	1,707	781	1,391
Brazilian real	225	376	36	59
Colombian peso	1,399,759	899,695	310	214
Pounds sterling	1	100	1	111
Uruguayan peso	5,456	—	108	—
Chilean Peso	177,845	66,311	186	76
Other currencies			123	127
Total Group			4,693	4,535

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

Risk management
The Telefónica Group actively manages these risks through the use of derivatives (primarily on exchange rates, interest rates, credit, share prices and commodities) and by incurring debt in local currencies, where appropriate, with a view to optimize the financial cost and to stabilizing cash flows, the income statement and investments. In this way, it attempts to protect the Telefónica Group’s solvency, facilitate financial planning and take advantage of investment opportunities.
The Telefónica Group manages its exchange rate risk and interest rate risk in terms of net financial debt (including leases under IFRS 16) plus commitments as calculated by the Group. The Telefónica Group believes that these parameters are more appropriate to understand its debt position. Net financial debt and net financial debt plus commitments take into account the impact of the Group’s cash balance and cash equivalents including derivatives positions with a positive value linked to liabilities. Neither net financial debt nor net financial debt plus commitments as calculated by the Telefónica Group should be considered as a substitute for gross financial debt (the sum of current and non-current interest-bearing debt).
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
At December 31, 2021, the net financial debt in Latin American currencies was equivalent to approximately 6,853 million euros (4,884 million euros in 2020). However, the Latin American currencies in which this debt is denominated is not distributed in proportion to the OIBDA generated in each currency. The future effectiveness of the strategy described above as an economic hedge of exchange rate risks therefore depends on which currencies depreciate relative to the euro.
Telefónica occasionally takes out dollar-denominated debt to hedge the euro-dollar intermediate component in the relation Euro-Latin American currencies, either in Spain (where such debt is associated with an investment as long as it is considered to be an effective hedge) or in the country itself, where the market for local currency financing or hedges may be inadequate or non-existent. At December 31, 2021, the Telefónica Group’s net financial debt denominated in dollars to hedge that component was equivalent to 418 million euros of asset position (202 million euros of asset position in 2020).
At December 31, 2021, net financial debt in pounds sterling was equivalent to 374 million euros (8,371 million euros at December 31, 2020). As a consequence of setting up in June 2021 of the joint venture VMED O2 UK (see Note 2), the previous objective of maintaining a debt in pounds sterling in the consolidated balance sheet of the Group of twice OIBDA has been modified, as a result of changing the consolidation of UK assets (VMED O2 UK is registered by equity method) and incorporating VMED O2 UK to leverage higher than the ratio of twice Debt OIBDA. The synthetic debt target denominated in pounds will be directly related to the flows that are expected to be repatriated from VMED O2 UK.
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
The main transactions that generate or may generate exchange rate risk (regardless of whether or not they have an impact on the income statement) are, among others, as follows: issues in currencies other than the functional currency of the Group company, highly probable transactions in other currencies, future cash inflows in other currencies, investments and divestments, provisions for collections or payments and collections in foreign currency, the actual value of the investments (subsidiaries) in currencies other than the euro.
In 2021, net foreign exchange results were obtained from the management of the exchange rate (excluding monetary correction) for a total negative net result of 0.2 million euros (negative net result of 26 million euros in 2020).
The following table illustrates the sensitivity of foreign currency gains and sensitivity losses and of equity to changes in exchange rates, where: a) in calculating the impact on the income statement, the exchange rate position affecting the income statement at the end of 2021 was considered constant during 2022; b) in calculating the impact on equity, only monetary items have been considered, namely debt and derivatives such as hedges of net investment and loans to subsidiaries related to the investment, breakdown of which is considered constant in 2022 and identical to that existing at the end of 2021. In both cases, Latin American currencies are assumed to change their value against the dollar and the rest of the currencies against the euro by 10%.

Millions of euros
Currency	Change	Impact on the consolidated income statement	Impact on consolidated equity
All currencies vs EUR	10%	(17)	(598)
USD vs EUR	10%	(1)	(56)
Other currencies vs EUR	10%	(12)	(51)
Latin American currencies vs USD	10%	(4)	(491)
All currencies vs EUR	(10%)	17	598
USD vs EUR	(10%)	1	56
Other currencies vs EUR	(10%)	12	51
Latin American currencies vs USD	(10%)	4	491
The Group’s monetary position in Venezuela at December 31, 2021 is a net asset position of 240 million Venezuelan digital bolivars equivalent to 13 million euros (109,774,609 million Venezuelan bolivars equivalent to 43 million euros at December 31, 2020). The net monetary position exposure in 2021 has been a debtor position, which led to a higher financial income of 24 million euros due to the effect of the monetary correction for inflation during the year (165 million euros in 2020).
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
The Telefónica Group’s financial expenses are exposed to changes in interest rates. In 2021 the Euro, Brazilian Real, British Pound and American Dollar were the short-term rates that accounted for most of the exposure. In nominal terms, at December 31, 2021, 88.0% of Telefónica’s net financial debt plus commitments was pegged to fixed interest rates for a period greater than one year, compared to 75.2% in 2020. Of the remaining 12.0% (net debt at floating rates or at fixed rates maturing within one year), no debt had interest rates bounded in a period over one year, versus 1.2 percentage points of net debt at floating rates or with fixed rates maturing within one year at December 31, 2020.

In addition, early retirement and Individual Suspension Plan liabilities (see Note 24) were discounted to present value over the year, based on the curve for instruments with very high credit quality. The increase in interest rates during the year has led to a decrease in the market value of these liabilities. However, this decrease was nearly completely offset by the decrease in the market value of the hedges on these positions.
Net financial expense accumulated per year (1,364 million euros) decreased by 194 million euros compared to 2020 due to the reduction of debt in European currencies (despite the increase in interest rates in Brazil and a higher level of debt denominated in Brazilian reals) as well as other non-recurrent positive effects.
To illustrate the sensitivity of the Company's net financial expense to fluctuations in short-term interest rates, on one hand a 100 basis point increase in interest rates in all currencies in which Telefónica has financial positions at December 31, 2021, and a 100 basis point decrease in all currencies has been assumed, and on the other hand a constant position equal to the position at year-end has been considered.
To calculate the sensitivity of equity to fluctuations in interest rates, on one hand a 100 basis point increase in interest rates in all currencies and in all periods on the yield curve in which Telefónica has financial positions at December 31, 2021, and a 100 basis point decrease in all currencies and all periods was assumed, and on the other hand only positions with cash flow hedges were considered, which are basically the only positions in which changes in market value due to interest rate fluctuations are recognized in equity.

Millions of euros
Change in basis points (bp)	Impact on consolidated income statement	Impact on consolidated equity
+100bp	(33)	(449)
-100bp	33	449
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
In 2018, the General Shareholder’s Meeting approved a Long-Term Incentive Plan allocated to Senior Executive Officers of the Telefónica Group consisting of the delivery of shares of Telefónica, S.A. This plan has a total duration of five years and is divided into three mutually exclusive cycles of three years each. Each of the cycles commenced, respectively, in January 2018, 2019 and 2020.The first of the three cycles (2018) matured on December 31, 2020 with a result of a delivery of shares to its participants in 2021. Additionally, the 2018 Shareholder’s Meeting approved a Global Employee Incentive Share Purchase Plan for shares of Telefónica, S.A. for the Employees of the Telefónica Group, which has delivered shares to its participants in 2021 (see Note 27). In 2021, the General Shareholder’s Meeting approved a new Long-Term Incentive Plan allocated to Senior Executive Officers of the Telefónica Group consisting of the delivery of shares of Telefónica, S.A. This plan has a total duration of five years and is divided into three mutually exclusive cycles of three years each. In January 2021 the first cycle commenced and the others will start, respectively, in January 2022 and 2023 (see Note 27).
To reduce the risk associated with variations in share price under these plans, Telefónica could acquire instruments that hedge the risk profile of some of these plans.
In addition, the Group may use part of the treasury shares of Telefónica, S.A. held at December 31, 2021 to cover shares deliverable under the outstanding Plans. The net asset value of the treasury shares could increase or decrease depending on variations in Telefónica, S.A.’s share price.

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
At December 31, 2021, the average maturity of net financial debt (26,032 million euros) was 13.63 years (including undrawn committed credit facilities).
At December 31, 2021, financial liabilities (Note 18) and lease liabilities (Note 20) scheduled to mature in 2022 amounted to 7,005 and 1,679 million euros, respectively. These maturities are lower than the amount of funds available, calculated as the sum of: a) cash and cash equivalents and current financial assets; b) annual cash generation projected for 2022, and c) undrawn credit facilities arranged with banks whose original maturity is over one year (an aggregate of 11,791 million euros at December 31, 2021), providing flexibility to the Telefónica Group with regard to accessing capital or credit markets in the next two years. For a further description of the Telefónica Group’s liquidity and capital resources in 2021, see Note 18 and Appendix V.
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
Regarding the first point, at December 31, 2021, the Telefónica Group’s Latin American companies had net financial debt not guaranteed by the Parent company of 1,265 million euros, which represents 4.9% of net financial debt of the Group. Nevertheless, in certain countries, such as Venezuela, there is a net cash balance (instead of a net liability balance).
Regarding the net repatriation of funds to Spain, 1,087 million euros from Latin America companies have been received in 2021, of which 712 million euros was in the form of dividends.
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
Net CVA (CVA+DVA) or Credit Valuation Adjustment is the method used to measure credit risk for both counterparties and Telefónica in order to determine the fair value of the derivatives portfolio. This adjustment reflects the probability of default or the deterioration of the credit quality of both Telefónica and its counterparties. The simplified formula to calculate CVA is Expected Exposure times Probability of Default times Loss Given Default (LGD). In order to calculate these variables standard market practices are used.

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
Several Telefónica Group companies provide operating guarantees granted by external counterparties, which are offered during their normal commercial activity, in bids for licenses, permits and concessions, and spectrum acquisitions. At December 31, 2021, these guarantees amounted to approximately 6,192 million euros (5,080 million euros at December 31, 2020).
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
Interest rate benchmark reform and associated risks
During 2020 a fundamental reform of major interest rate benchmarks was launched globally, including the replacement of some interbank offered rates (IBORs) with alternative nearly risk-free rates (referred to as ‘IBOR reform’). The Group has exposures to IBORs on its financial instruments that will be replaced or reformed as part of these market-wide initiatives, thus the Group anticipates that IBOR reform will impact its Risk Management Areas.

During 2020 the Group was exposed to the following interest rate benchmarks within its hedge accounting relationships, which were subject to interest rate reform: Libor USD, Libor GBP and Libor CHF. During 2021, the transition has been made to the new reference indices affected as of December 31, 2021, except for the USD Libor, whose transition will be made in June 2023.
Regarding to the Euribor, and according to the European Union Benchmarks Regulation, the Group expects that it will continue to exist as a benchmark rate for the foreseeable future.
The Group applies the amendments to IFRS 9 to those hedging relationships directly affected by IBOR reform, and therefore it assumes that the benchmark interest rate is not altered as a result of it. The detail of notional amounts of the hedging instruments in hedging relationships which are subject to the reform as of December 31, 2021 and December 31, 2020 is as follows:

	Gross notional in original currency (in millions)
Interest rate index/Tenor	2021	2020
USD Libor 3M	35,140	39,048
GBP Libor 3M	n.a.	2,200
CHF Libor 3M	n.a.	300
USD Libor 1M	—	150
USD Libor 6M	140	140
n.a.: not applicable.
The Corporate Finance department leads a working team to manage the transition in the Group. It closely monitors the market and the outputs from the industry, including announcements by the IBOR regulators on the discontinuation dates of current IBORs, which have recently undergone changes.
Another relevant aspect of the reform is the need to incorporate substitute indexes (known as fallbacks) of the reference rates used into the contracts. In order to incorporate these substitute indexes into the contracts, The Group has decided not to adhere to the ISDA Protocol and has negotiated bilateral contracts with each affected counterparty during 2021.
The Group will continue to apply the amendments of IFRS 9 until the uncertainty arising from the benchmark interest rate reforms with respect to the timing and amount of the underlying cash-flows to which the Group is exposed ends.
In relation to the benchmark interest rate reform, IFRS regulations have incorporated information requirements on the exposure of entities to benchmark interest rates in the process of transition at the close of financial year 2021.
At December 31, 2021 the book value of assets referenced to USD Libor rates amounts to 333 million euros and the book value of financial liabilities including lease liabilities referenced to USD Libor rates amounts to 661 million euros.
Derivatives policy
At December 31, 2021, the nominal value of outstanding derivatives with external counterparties amounted to 84,794 million euros equivalent, a 22% decrease from December 31, 2020 (109,267 million euros equivalent). This figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying liability. For example, a foreign currency loan can be hedged into floating rate, and then each interest rate period can be fixed using a fixed rate hedge, or FRA (forward rate agreement) The high volume is also due to the fact that when a derivative transaction is canceled, the company may either cancel the derivative or take the opposite position, which cancels out the variability thereof. The second option is usually chosen in order to cut costs. Even using such techniques to reduce the position, it is still necessary to take extreme care in the use of derivatives to avoid potential problems arising through error or a failure to understand the real position and its associated risks.
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
The breakdown of the financial results recognized in 2021, 2020 and 2019 is as follows:

Millions of euros	2021	2020	2019
Interest income	191	185	291
Dividends received	14	12	15
Other financial income	174	159	120
Subtotal	379	356	426
Changes in fair value of asset derivatives at fair value through profit or loss	132	255	353
Changes in fair value of liability derivatives at fair value through profit or loss	(24)	(507)	(376)
Changes in the fair value of debt instruments and other assets at fair value to profit or loss	—	(3)	(3)
(Loss)/Gain on fair value hedges	(517)	563	604
Gain/(loss) on adjustment to items hedged by fair value hedges	527	(525)	(540)
Subtotal	118	(217)	38
Interest expenses	(1,290)	(1,320)	(1,690)
Financial expenses on lease liabilities (see Note 20)	(274)	(193)	(213)
Ineffective portion of cash flow hedges	(41)	45	(20)
Accretion of provisions and other liabilities	(169)	(280)	(334)
Other financial expenses	(137)	(131)	(160)
Subtotal	(1,911)	(1,879)	(2,417)
Net finance costs excluding foreign exchange differences and hyperinflation adjustments	(1,414)	(1,740)	(1,953)

"Other financial income" in 2021 included 90 million euros corresponding to the default interest as a result of the final decisions in favor of Telefónica Brazil about the right to deduct the ICMS from the calculation basis of PIS/COFINS (85 million euros in 2020, see Notes 12 and 25).

The impact of hyperinflation on the net monetary position of the Group’s subsidiaries in Argentina amounted to 25 million euros in 2021 (43 million euros in 2020 and 42 million euros in 2019) and is recorded under Exchange differences in the consolidated income statement.

Evolution of derivative instruments

The movement of the net position of derivatives during the years ended December 31, 2021 and December 31, 2020 is as follows:

Millions of euros	Movement in 2021	Movement in 2020
Opening balance of assets/(liabilities)	13	1,948
Financing payments	34	139
Financing proceeds	89	(1,119)
Interest (proceeds)/payments	(91)	(549)
Other (proceeds)/payments	(31)	(11)
Fair value adjustments through other comprehensive income	1,733	(870)
Movements with counterparty in the income statement	(538)	638
Translation differences	393	(170)
Other movements	(29)	7
Closing balance of assets/(liabilities)	1,573	13

The variation in 2021 represents an increase of 1,560 million euros of asset (increase of 1,935 million euros of liability in 2020) mainly due to the increase in dollar and euro interest rates and the evolution of the EUR/USD exchange rate. These variations are mostly by a similar impact and in the opposite direction in the hedge accounting of the different issuances and loans in dollar and euro currency of the Telefónica Group.
Net financial debt as of December 31, 2021 includes a positive value of the derivatives portfolio for a net amount of 1,573 million euros (see Note 2). This amount includes a positive value of 188 million euros due to hedges (cross currency swaps) to transfer financial debt issued in foreign currency to local currency (a negative value of 557 million euros at December 31, 2020).

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
Derivatives arranged by the Group at December 31, 2021 are detailed in Appendix IV.

The breakdown of Telefónica’s hedges and other derivative instruments at December 31, 2021 and December 31, 2020, their fair value at year-end and the expected maturity schedule is as set forth in the table below:

December 31, 2021
	Notional amount - Maturities (*)					Book value of the derivative and no-derivative instruments (**)
Millions of euros	2022	2023	2024	Later	Total	Non-current asset	Current asset	Non-current liabilities	Current liabilities	Total
Derivative instruments of accounting hedges	(5,020)	(904)	98	8,805	2,979	(2,301)	(908)	1,438	232	(1,539)
Interest rate risk	63	(801)	(1)	(2,860)	(3,599)	(914)	(480)	22	4	(1,368)
Cash flow hedges	64	—	—	1,060	1,124	(24)	(11)	11	4	(20)
Fair value hedges	(1)	(801)	(1)	(3,920)	(4,723)	(890)	(469)	11	—	(1,348)
Exchange rate risk	(5,021)	26	19	8,824	3,848	(1,245)	(131)	1,124	228	(24)
Cash flow hedges	318	32	19	8,824	9,193	(1,245)	(102)	1,124	95	(128)
Fair value hedges	209	(6)	—	—	203	—	(28)	—	18	(10)
Net investments hedges	(5,548)	—	—	—	(5,548)	—	(1)	—	115	114
Interest rate and exchange rate risk	(62)	(129)	80	2,841	2,730	(142)	(297)	292	—	(147)
Cash flow hedges	189	118	80	2,841	3,228	(97)	(104)	292	—	91
Fair value hedges	(251)	(247)	—	—	(498)	(45)	(193)	—	—	(238)
Undesignated derivatives	(1,254)	(1,187)	(303)	(1,238)	(3,982)	(471)	(87)	397	127	(34)
Other derivatives of interest rate	(963)	(1,283)	(303)	(1,238)	(3,787)	(244)	(55)	170	8	(121)
Other derivatives of exchange rate	(740)	(370)	—	—	(1,110)	(214)	(23)	142	101	6
Other derivatives	449	466	—	—	915	(13)	(9)	85	18	81
Total derivative instruments	(6,274)	(2,091)	(205)	7,567	(1,003)	(2,772)	(995)	1,835	359	(1,573)
No derivatives instruments of accounting hedges (***)	—	—	133	—	133	—	—	132	—	132
Exchange rate risk	—	—	133	—	133	—	—	132	—	132
Fair value hedges	—	—	—	—	—	—	—	—	—	—
Net investments hedges	—	—	133	—	133	—	—	132	—	132
(*) For interest rate hedges, the positive amount is in terms of fixed “payment.” For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.
(**) Positive amounts indicate payables.
(***) Of the hedging instruments that are not derivatives,132 million euros correspond to "Loans and other debts"" (see Note 18).

December 31, 2020
	Notional amount - Maturities (*)					Book value of the derivative and no-derivative instruments (**)
Millions of euros	2021	2022	2023	Later	Total	Non-current asset	Current asset	Non-current liabilities	Current liabilities	Total
Derivative instruments of accounting hedges	(5,576)	415	(679)	8,205	2,365	(2,958)	(827)	3,459	196	(130)
Interest rate risk	(348)	(491)	(801)	(2,667)	(4,307)	(1,196)	(524)	79	6	(1,635)
Cash flow hedges	1	67	—	994	1,062	(2)	(3)	69	6	70
Fair value hedges	(349)	(558)	(801)	(3,661)	(5,369)	(1,194)	(521)	10	—	(1,705)
Exchange rate risk	(5,362)	717	—	8,242	3,597	(1,361)	(162)	2,607	147	1,231
Cash flow hedges	848	711	—	8,242	9,801	(1,361)	(91)	2,607	72	1,227
Fair value hedges	144	6	—	—	150	—	(6)	—	9	3
Net investments hedges	(6,354)	—	—	—	(6,354)	—	(65)	—	66	1
Interest rate and exchange rate risk	134	189	122	2,630	3,075	(401)	(141)	773	43	274
Cash flow hedges	247	189	668	2,630	3,734	(232)	(93)	748	2	425
Fair value hedges	(113)	—	(546)	—	(659)	(169)	(48)	25	41	(151)
Undesignated derivatives	(7,382)	(519)	(258)	(1,541)	(9,700)	(708)	(383)	709	499	117
Other derivatives of interest rate	(4,287)	(673)	(258)	(1,541)	(6,759)	(629)	(141)	625	2	(143)
Other derivatives of exchange rate	(3,856)	—	—	—	(3,856)	(79)	(240)	84	239	4
Other derivatives	761	154	—	—	915	—	(2)	—	258	256
Total derivative instruments	(12,958)	(104)	(937)	6,664	(7,335)	(3,666)	(1,210)	4,168	695	(13)
No derivatives instruments of accounting hedges (***)	—	—	—	680	680	—	—	705	—	705
Exchange rate risk	—	—	—	680	680	—	—	705	—	705
Fair value hedges	—	—	—	—	—	—	—	—	—	—
Net investments hedges	—	—	—	680	680	—	—	705	—	705
(*) For interest rate hedges, the positive amount is in terms of fixed “payment.” For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.
(**) Positive amounts indicate payables.
(***) Of the hedging instruments that are not derivatives, 122 million euros correspond to "Loans and other debts" and 583 million euros to "Obligations and bonds" (see Note 18).

The detail of hedged items by fair value hedges at December 31, 2021 and December 31, 2020 are as follows:

December 31, 2021
	Hedged items carrying amount				Accumulated amount in the hedged item adjusted by fair value hedge (*)
Millions of euros	Interest rate risk	Exchange rate risk	Interest rate and exchange rate risk	Total	Interest rate risk	Exchange rate risk	Interest rate and exchange rate risk	Total	Of which: accumulated amount of any hedge item that have cesased to be adjusted for gains and losses
Assets	—	226	—	226	—	4	—	4	—
Financial assets and other non-current assets	—	101	—	101	—	1	—	1	—
Receivables and other current assets	—	106	—	106	—	3	—	3	—
Other heading of assets	—	19	—	19	—	—	—	—	—
Liabilities	6,101	1,437	2,460	9,998	1,322	(23)	390	1,689	63
Non-current financial liabilities	5,987	558	1,919	8,464	1,309	—	195	1,504	52
Non-current lease liabilities	31	—	—	31	(2)	—	—	(2)	—
Payables and other non-current liabilities	—	55	—	55	—	(3)	—	(3)	—
Current financial liabilities	83	—	541	624	15	—	195	210	16
Payables and other current liabilities	—	824	—	824	—	(20)	—	(20)	(5)
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

The evolutions of hedges in equity at December 31, 2021 and December 31, 2020 are as follows:

	Derivative instruments				No derivative instruments	Total Gross amount	Tax effect	Total hedges in equity
	Gains (losses) of cash flow hedges			Derivatives - Net investment hedges	No Derivatives - Net investment hedges
Millions of euros	Interest rate risk	Exchange rate risk	Exchange rate and interest rate risks
Balance at 12/31/2020	(154)	(443)	(523)	2,061	—	941	(295)	646
Changes in the fair value registered in equity	34	1,473	445	(353)	(5)	1,594	(396)	1,198
Transfer to the initial value of hedged item	—	(1)	(1)	—	—	(2)	1	(1)
Transfer to the income statement of the period - the hedged future cash flows are no longer expected to happen	—	—	—	—	—	—	—	—
Transfer to the income statement of the period - the hedged item has affected profit or loss	48	(782)	(188)	(962)	—	(1,884)	478	(1,406)
Total translation differences	2	—	(3)	—	—	(1)	1	—
Other movements	—	—	—	(41)	—	(41)	41	—
Balance at 12/31/2021	(70)	247	(270)	705	(5)	607	(170)	437
Amounts remaining in equity for continuing hedges	(7)	211	(184)	705	(5)	720
Amounts remaining in equity from any hedging relationship for which hedge accounting is no longer applied	(63)	36	(86)	—	—	(113)
Balance at 12/31/2021	(70)	247	(270)	705	(5)	607

The total amount of "Transfer to the income statements of the period - the hedged item has affected profit or loss" has impacted in financial results, reported under "Interest expenses" amounted to +72 million euros (+116 million euros in 2020), see detail of "Net finance costs excluding foreign exchange differences and hyperinflation adjustments" in this note, and in exchange differences amounted to +873 million euros (-1,093 million euros in 2020).

	Derivative instruments				No derivative instruments	Total Gross amount	Tax effect	Total hedges in equity
	Gains (losses) of cash flow hedges			Derivatives - Net investment hedges	No Derivatives - Net investment hedges
Millions of euros	Interest rate risk	Exchange rate risk	Exchange rate and interest rate risks
Balance at 12/31/2019	(148)	(156)	(310)	1,349	(6)	729	(227)	502
Changes in the fair value registered in equity	(71)	(923)	(476)	713	6	(751)	180	(571)
Transfer to the initial value of hedged item	3	(1)	(4)	—	—	(2)	1	(1)
Transfer to the income statement of the period - the hedged future cash flows are no longer expected to happen	—	—	—	—	—	—	—	—
Transfer to the income statement of the period - the hedged item has affected profit or loss	67	633	267	—	—	967	(249)	718
Total translation differences	(1)	—	—	(1)	—	(2)	—	(2)
Other movements	(4)	4	—	—	—	—	—	—
Balance at 12/31/2020	(154)	(443)	(523)	2,061	—	941	(295)	646
Amounts remaining in equity for continuing hedges	(68)	(478)	(433)	2,061	—	1,082
Amounts remaining in equity from any hedging relationship for which hedge accounting is no longer applied	(86)	35	(90)	—	—	(141)
Balance at 12/31/2020	(154)	(443)	(523)	2,061	—	941

The evolution of cost of hedging in equity in 2021 and 2020 are as follows:

	Exchange rate risk	Total gross amount	Tax effect	Total cost of hedging in equity
	Forward element /CBS
Millions of euros	A time - period related hedge item
Balance at 12/31/2019	31	31	(7)	24
Changes in the fair value registered in equity	(98)	(98)	24	(74)
Transfer to the income statement of the period - the hedged item has affected profit or loss	(8)	(8)	2	(6)
Balance at 12/31/2020	(75)	(75)	19	(56)
Changes in the fair value registered in equity	128	128	(32)	96
Transfer to the income statement of the period - the hedged item has affected profit or loss	(10)	(10)	2	(8)
Balance at 12/31/2021	43	43	(11)	32

The details of the ineffective portion of accounting hedges with impact on the income statement in 2021 and 2020 are as follows:

2021
Millions of euros	Changes in fair value of the hedging instrument	Changes in the fair value of hedges item for the hedged risk	Ineffective portion hedged registered in the income statement
Interest rate risk	(142)	(143)	1
Cash flow hedges	8	7	1
Fair value hedges	(150)	(150)	—
Exchange rate risk	960	994	(34)
Cash flow hedges	1,510	1,544	(34)
Net investment hedges	(550)	(550)	—
Interest rate and exchange rate risk	412	418	(6)
Cash flow hedges	412	418	(6)
Total	1,230	1,269	(39)

2020
Millions of euros	Changes in fair value of the hedging instrument	Changes in the fair value of hedges item for the hedged risk	Ineffective portion hedged registered in the income statement
Interest rate risk	289	288	1
Cash flow hedges	(22)	(23)	1
Fair value hedges	311	311	—
Exchange rate risk	(461)	(508)	47
Cash flow hedges	(917)	(964)	47
Net investment hedges	456	456	—
Interest rate and exchange rate risk	(238)	(234)	(4)
Cash flow hedges	(238)	(234)	(4)
Total	(410)	(454)	44

Note 20. Lease liabilities

The evolution of lease liabilities in 2021 and 2020 were as follows:

Millions of euros	Lease liabilities
Balance at 12/31/2020	5,294
Additions	2,030
Sale of the towers division of Telxius	2,650
Principal and interests payments	(1,859)
Principal payments (Note 28)	(1,782)
Interests payments (Note 28)	(246)
Minus: Payments of companies held for sale and sold companies during 2021	169
Disposals	(288)
Inclusion of companies	14
Accrued interests (1)	259
Translation differences and hyperinflation adjustments	29
Transfers and others	(59)
Balance at 12/31/2021	8,070
(1) Total accrued interests in 2021 amounted to 274 million euros, including the additions corresponding to companies held for sale and sold companies during the annual reporting period (see Note 19).

Millions of euros	Lease liabilities
Balance at 12/31/2019	7,226
Additions	1,969
Principal and interests payments	(1,761)
Principal payments (Note 28)	(1,787)
Interests payments (Note 28)	(179)
Minus: Payments of companies held for sale during 2020	205
Disposals	(387)
Accrued interests (1)	178
Translation differences and hyperinflation adjustments	(766)
Transfers and others	(1,165)
Balance at 12/31/2020	5,294
(1) Total accrued interests in 2020 amounted to 193 million euros, including the additions corresponding to companies held for sale during the annual reporting period (see Note 19).
In 2021 Telxius sold its telecommunications towers division to American Tower Corporation (see Note 2). The Telefónica Group operators maintained the leases agreements of the towers signed with the companies sold subsidiaries of Telxius. Consequently, as of the closing date of the transactions, lease liabilities were recorded in the consolidated statement of financial position in the amount of 2,775 million euros. “Sale of the towers division of Telxius” also includes the derecognition of lease liabilities with third parties corresponding to the second phase of the sale agreement between Telefonica Germany and Telxius in the amount of 125 million euros. Additionally, at December 31, 2020, there were lease liabilities of Telxius subsidiaries recorded as non-current liabilities held for sale amounting to 570 million euros (see Note 30).
"Additions" includes fixed asset sale and leaseback transactions, which amounted to 51 million euros in 2021 (53 million euros in 2020). The gain recorded in 2021 and 2020 for sale and leaseback transactions amounted to 263 million euros and 79 million euros, respectively (see Note 26).
"Transfers and others" in 2021 includes the reclassification of lease liabilities of Telefónica El Salvador amounting to 43 million euros to "Liabilities associated with non-current assets and disposal groups held for sale" of the statement of financial position (see Note 30).

"Transfers and others" in 2020 included the transfer to "Liabilities associated with non-current assets and disposal groups held for sale" of the lease liabilities of Telefónica UK and the divisions of telecommunications towers of Telxius which amounted to 637 and 570 million euros, respectively (see Note 30).
"Inclusion of companies" in 2021 corresponds to the acquisition of Cancom (see Note 5) amounting to 14 million euros.
There are commitments for leases not started at December 31, 2021 amounting to 1,307 million euros, mainly to the sites construction agreement between Telefónica Germany GmbH and Telxius Towers Germany GmbH. At December 31, 2020 the commitments for leases not started amounted to 181 million euros.
The maturity schedule of lease liabilities at December 31, 2021 is as follows:

Millions of euros
	Current	Non-Current
Maturity	2022	2023	2024	2025	2026	Subsequent years	Non-current total	Total
Lease liabilities	1,747	1,555	1,301	1,069	806	2,133	6,864	8,611

Note 21. Payables and other non-current liabilities
The composition of “Payables and other non-current liabilities” of the Telefónica Group at December 31, 2021 and December 31, 2020 is as follows:

Millions of euros	12/31/2021	12/31/2020
Payables	1,733	1,452
Trade payables	236	101
Payables for spectrum acquisition	1,361	1,195
Other payables	136	156
Other non-current liabilities	1,356	1,109
Contractual liabilities (Note 23)	829	762
Deferred revenue	217	193
Current tax payables	310	154
Total	3,089	2,561
Payables and other non-current liabilities of Telefónica United Kingdom were registered in "Liabilities associated with non-current assets and disposal groups held for sale" of the statement of financial position at December 31, 2020 (see Notes 2 and 30).
The outstanding liabilities at December 31, 2021 from the acquisition of spectrum licenses by Telefónica Brazil in November 2021 (see Note 6) amounted to 4,451 million Brazilian real (704 million euros at closing exchange rate of 2021) including 1,704 million Brazilian reais (270 million euros at closing exchange rate of 2021) were classified as non-current.
In June 2019 Telefónica Germany acquired a total of 90 MHz spectrum at a total cost of 1,425 million euros. The Company, like the other auction participants, reached an agreement whereby the auction proceeds will be paid in interest-free, annual installments until 2030, instead of an upfront one-time payment (see Appendix VI). In 2021 the payments amounted to 108 million euros and 87 million euros in 2020 (see Note 28). The current value of the debt at December 31, 2021 amounted to 1,097 million euros (1,196 million euros at December 31, 2020), 990 million euros have a maturity of more than twelve months (1,089 million euros at December 31, 2020).
In addition, "Payables for spectrum acquisition" includes the deferred portion of the payment for acquiring the spectrum use license in Spain in 2021, amounting to 79 million euros (85 million euros at December 31, 2020).

Payments for financed licenses for the years 2021 and 2020 amounted to 165 and 147 million euros, respectively (see Note 28).

“Deferred revenues” include grants amounting to 55 million euros at December 31, 2021 (64 million euros at December 31, 2020).

Note 22. Payables and other current liabilities
The composition of “Payables and other current liabilities” at December 31, 2021 and December 31, 2020 is as follows:

Millions of euros	12/31/2021	12/31/2020
Payables	11,872	9,626
Trade payables	6,982	5,913
Payables to suppliers of property, plant and equipment	2,752	2,428
Payables for spectrum acquisition	569	178
Other payables	997	881
Dividends pending payment	228	215
Associates and joint ventures payables (Note 10)	344	11
Other current liabilities	1,338	1,286
Contract liabilities (Note 23)	958	976
Deferred revenue	115	93
Advances received	265	217
Total	13,210	10,912
Payables and other current liabilities of Telefónica United Kingdom were registered in "Liabilities associated with non-current assets and disposal groups held for sale" of the statement of financial position at December 31, 2020 (see notes 2 and 30).
At December 31, 2021, “Payables for spectrum acquisition”, included the debt maturing within twelve months of the spectrum licenses in Telefónica Brazil adquired in 2021 (see Note 21) amounting to 2,746 million Brazilian real (434 million euros at closing exchange rate of 2021) and the spectrum licenses in Telefónica Germany (see Note 21) amounting to 107 million euros (107 million euros in 2020).
In addition, this section includes the deferred portion of the current pending payment for acquiring the spectrum in Mexico in 2010, for an equivalent of 2 million euros (34 million euros at December 31, 2020).
Associates and joint ventures payables at December 31, 2021 includes the obligation in relation to the O2 UK pension plans arising as a result of the constitution of VMED O2 UK, Ltd amounting to 213 million pounds sterling (253 million euros at closing exchange rate of 2021, see Notes 10 and 29.c).

“Deferred revenue” includes grants amounting to 12 million euros at December 31, 2021 (13 million euros at December 31, 2020).

The composition of current "Other payables" at December 31, 2021 and December 31, 2020 is as follows:

Millions of euros	12/31/2021	12/31/2020
Accrued employee benefits	516	465
Other non-financial non-trade payables	481	416
Total	997	881

Information on average payment period to suppliers. Third additional provision, “Information requirement” of Law 15/2010 of July 5.
In accordance with the aforementioned Law, the following information corresponding to the Spanish companies of the Telefónica Group is disclosed:

	2021	2020
Number of days
Weighted average maturity period	54	53
Ratio of payments	56	55
Ratio of outstanding invoices	42	40
Millions of euros
Total payments	7,671	7,311
Outstanding invoices	1,264	1,164
The Telefónica Group’s Spanish companies adapted their internal processes and payment schedules to the provisions of Law 15/2010 (amended by Law 31/2014) and Royal Decree-Law 4/2013, amending Law 3/2004, which establishes measures against late payment in commercial transactions. Engagement conditions with commercial suppliers in 2021 included payment periods of up to 60 days, according to the terms agreed between the parties.
For efficiency purposes and in line with general business practices, Telefónica Group companies in Spain have agreed payment schedules with suppliers, whereby most of the payments are made on set days of each month. Invoices falling due between two payment days are settled on the following payment date in the schedule.
Payments to Spanish suppliers in 2021 surpassing the established legal limit were the result of circumstances or incidents beyond the payment policies, mainly the delay in issuing invoices (legal obligation of the supplier), the closing of agreements with suppliers over the delivery of goods or rendering of services, or occasional processing issues.
The average payment period to suppliers of the Telefónica Group’s companies in Spain in 2021, calculated in accordance with the only additional provision of the Resolution of the Instituto de Contabilidad y Auditoría de Cuentas (Spanish Accounting and Audit Institute) of January 29, 2016, amounted to 54 days (53 days in 2020).

Note 23. Breakdown of contractual assets and liabilities, and capitalized costs
The movement of contractual assets and capitalized costs in 2021 and 2020 is as follows:

Millions of euros	Balance at 12/31/2020	Additions	Disposals	Transfers	Translation differences and hyperinflation adjustments	Other movements	Balance at 12/31/2021
Long-term contractual assets (Note 12)	145	113	—	(49)	—	—	209
Contractual assets	146	113	—	(49)	—	—	210
Impairment losses	(1)	—	—	—	—	—	(1)
Short-term contractual assets (Note 14)	104	180	(198)	48	(1)	—	133
Contractual assets	113	182	(201)	48	(1)	—	141
Impairment losses	(9)	(2)	3	—	—	—	(8)
Total	249	293	(198)	(1)	(1)	—	342

Millions of euros	Balance at 12/31/2019	Additions	Disposals	Transfers	Translation differences and hyperinflation adjustments	Other movements	Balance at 12/31/2020
Long-term contractual assets (Note 12)	138	212	(6)	(196)	(3)	—	145
Contractual assets	144	213	(6)	(202)	(3)	—	146
Impairment losses	(6)	(1)	—	6	—	—	(1)
Short-term contractual assets (Note 14)	351	272	(392)	(103)	(24)	—	104
Contractual assets	381	275	(400)	(116)	(27)	—	113
Impairment losses	(30)	(3)	8	13	3	—	(9)
Total	489	484	(398)	(299)	(27)	—	249

Once the amounts recognized as contract assets become receivables, which normally occurs when they are invoiced, they are transferred to the "Trade receivables" heading. In this regard, the balance of the contract assets account basically represents amounts not yet due.

The movement of the deferred expenses in 2021 and 2020 is as follows:

Millions of euros	Balance at 12/31/2020	Additions	Disposals	Transfers	Translation differences and hyperinflation adjustments	Other movements	Balance at 12/31/2021
Non-current capitalized costs (Note 12)	331	631	—	(401)	(6)	—	555
Of obtaining a contract	212	496	—	(334)	(3)	—	371
Of fulfilling a contract	119	135	—	(67)	(3)	—	184
Impairment losses	—	—	—	—	—	—	—
Current capitalized costs (Note 14)	580	489	(799)	400	(2)	—	668
Of obtaining a contract	469	388	(653)	333	—	—	537
Of fulfilling a contract	111	101	(146)	67	(2)	—	131
Impairment losses	—	—	—	—	—	—	—
Total	911	1,120	(799)	(1)	(8)	—	1,223

Millions of euros	Balance at 12/31/2019	Additions	Disposals	Transfers	Translation differences and hyperinflation adjustments	Other movements	Balance at 12/31/2020
Non-current capitalized costs (Note 12)	221	446	(2)	(318)	(16)	—	331
Of obtaining a contract	191	369	(2)	(337)	(9)	—	212
Of fulfilling a contract	30	77	—	19	(7)	—	119
Impairment losses	—	—	—	—	—	—	—
Current capitalized costs (Note 14)	625	459	(774)	302	(32)	—	580
Of obtaining a contract	573	361	(652)	210	(23)	—	469
Of fulfilling a contract	52	98	(122)	92	(9)	—	111
Impairment losses	—	—	—	—	—	—	—
Total	846	905	(776)	(16)	(48)	—	911

In 2020, the Group revisited the allocation to profit or loss period of incremental costs of obtaining a contract with indefinite duration, to match it with the pattern of transfer of goods or services under the contract to which those costs relate. Pursuant to this analysis such costs are recognized as an asset and expensed on a systematic basis, considering the renewals estimated on the basis of the customer churn rate, except in situations in which there are costs on contract renewal that are commensurate with the costs paid on the initial contract. The change in accounting estimate for this type of contract resulted in the capitalization of costs amounting to 95 million euros in 2020, mainly in Spain, Brazil, Chile, Peru and Colombia. These costs are expensed over a three to five-year term, in line with the average customer life in each segment.
The movement of contractual liabilities of contracts with customers in 2021 and 2020 is as follows:

Millions of euros	Balance at 12/31/2020	Additions	Disposals (previous years)	Disposals (current year)	Transfers	Translation differences and hyperinflation adjustments	Other movements	Balance at 12/31/2021
Long-term contractual liabilities (Note 21)	762	270	(4)	(11)	(206)	18	—	829
Short-term contractual liabilities (Note 22)	976	5,182	(725)	(4,694)	204	2	13	958
Total	1,738	5,452	(729)	(4,705)	(2)	20	13	1,787

Millions of euros	Balance at 12/31/2019	Additions	Disposals (previous years)	Disposals (current year)	Transfers	Translation differences and hyperinflation adjustments	Other movements	Balance at 12/31/2020
Long-term contractual liabilities (Note 21)	851	452	(15)	—	(495)	(31)	—	762
Short-term contractual liabilities (Note 22)	1,283	5,111	(655)	(4,647)	(56)	(60)	—	976
Total	2,134	5,563	(670)	(4,647)	(551)	(91)	—	1,738
"Transfers" in 2020 includes the reclassification of contractual assets of Telefónica UK amounting to 318 million euros, to "Non-current assets and disposal groups held for sale" of the statement of financial position. Furthermore, "Transfers" in 2020 includes the reclassification of contractual liabilities of Telefónica UK amounting to 529 million euros to "Liabilities associated with non-current assets and disposal groups held for sale" of the statement of financial position (see Note 30).
The maturity schedule of contractual liabilities at December 31, 2021 is as follows:

Millions of euros	2022	2023	2024	Subsequent years	Total
Contractual liabilities, activation fees	56	9	4	3	72
Contractual liabilities, sales of prepay cards	464	—	—	—	464
Contractual liabilities, services	299	151	9	14	473
Contractual liabilities, sales of handsets	20	4	—	—	24
Contractual liabilities, sales of other equipments	3	—	—	19	22
Contractual liabilities, irrevocable rights to use	60	56	54	440	610
Other contractual liabilities	56	13	9	44	122
Maturity of performance obligations	958	233	76	520	1,787

Note 24. Provisions
The amounts of provisions in 2021 and 2020 are as follows:

	12/31/2021			12/31/2020
Millions of euros	Current	Non-current	Total	Current	Non-current	Total
Employee benefits	1,003	5,395	6,398	930	4,960	5,890
Termination plans	254	374	628	306	479	785
Post-employment defined benefit plans	8	400	408	8	484	492
Other benefits	741	4,621	5,362	616	3,997	4,613
Dismantling of assets	25	552	577	32	645	677
Other provisions	413	1,715	2,128	342	1,552	1,894
Total	1,441	7,662	9,103	1,304	7,157	8,461

a) Employee benefits
In 2021 the Group recorded a provision of 1,663 million euros (71 million euros in 2020). In 2021, 1,382 million euros corresponds to Teléfonica Spain, mainly relating to the Individual Suspension Plan described in “Other benefits”. The distribution by segment of the restructuring costs, in terms of their impact on operating income, is as follows:

Millions of euros	2021	2020
Telefónica Spain	1,382	(2)
Telefónica Germany	22	37
Telefónica Hispam	174	17
Other companies	85	19
Total	1,663	71
Termination plans
The movement in provisions for termination plans in 2021 and 2020 is as follows:

Millions of euros	Total
Provisions for termination plans at 12/31/2019	1,215
Additions	73
Retirements/amount applied	(456)
Transfers	(14)
Translation differences, hyperinflation adjustments and accretion	(33)
Provisions for termination plans at 12/31/2020	785
Additions	249
Retirements/amount applied	(409)
Translation differences, hyperinflation adjustments and accretion	3
Provisions for termination plans at 12/31/2021	628

Telefónica Spain
The 2011-2013 labor force reduction plan in Telefónica de España, concluded with 6,830 participating employees and the provisions recorded at December 31, 2021 and 2020 amounted to 145 million euros and 312 million euros, respectively. The amount for this provision classified as current totaled 107 million euros at December 31, 2021.
The companies bound by these commitments calculated provisions required at 2021 and 2020 year-ends using the biometric table PERM2020 published in the resolution of December 17, 2020 combined with the invalidity table published in the ministerial order of 1977 and a high quality credit market based interest rate.

The discount rate used for the termination plans of Telefónica Spain at December 31, 2021 was 0.07% with an average plan length of 0.89 years.
Post-employment defined benefit plans
The Group has a number of defined benefit plans in the countries where it operates. The following tables present the main data of these plans:

12/31/2021
Millions of euros	Germany	Brazil	Hispam	Others	Total
Obligation	322	549	67	22	960
Assets	(99)	(660)	—	(15)	(774)
Net provision before asset ceiling	223	(111)	67	7	186
Asset ceiling	—	199	—	—	199
Total	223	88	67	7	385
Net provision	231	103	67	7	408
Net assets	8	15	—	—	23

12/31/2020
Millions of euros	Germany	Brazil	Hispam	Others	Total
Obligation	350	643	74	19	1,086
Assets	(95)	(693)	—	(13)	(801)
Net provision before asset ceiling	255	(50)	74	6	285
Asset ceiling	—	173	—	—	173
Total	255	123	74	6	458
Net provision	262	149	74	7	492
Net assets	7	26	—	1	34

The movement in the present value of obligations in 2021 and 2020 is as follows:

Millions of euros	United Kingdom	Germany	Brazil	Hispam	Other	Total
Present value of obligation at 12/31/2019	1,858	304	982	78	17	3,239
Translation differences	(38)	—	(280)	(12)	(1)	(331)
Current service cost	—	10	5	4	1	20
Interest cost	—	3	55	4	—	62
Actuarial losses and gains	—	37	(81)	4	—	(40)
Benefits paid	—	(4)	(38)	(3)	(1)	(46)
Transfers	(1,820)	—	—	—	—	(1,820)
Other movements	—	—	—	(1)	3	2
Present value of obligation at 12/31/2020	—	350	643	74	19	1,086
Translation differences	—	—	5	(4)	1	2
Current service cost	—	10	4	2	1	17
Interest cost	—	2	48	7	—	57
Actuarial losses and gains	—	(36)	(115)	(4)	1	(154)
Benefits paid	—	(4)	(36)	(4)	(1)	(45)
Plan curtailments	—	—	—	(22)	—	(22)
Other movements	—	—	—	18	1	19
Present value of obligation at 12/31/2021	—	322	549	67	22	960
Movements in the fair value of plan assets in 2021 and 2020 are as follows:

Millions of euros	United Kingdom	Germany	Brazil	Other	Total
Fair value of plan assets at 12/31/2019	1,839	93	1,038	12	2,982
Translation differences	(36)	—	(297)	(1)	(334)
Interest income	—	1	57	—	58
Actuarial losses and gains	—	1	(57)	—	(56)
Company contributions	—	2	—	—	2
Benefits paid	—	(2)	(36)	—	(38)
Transfers	(1,803)	—	—	2	(1,801)
Other movements	—	—	(12)	—	(12)
Fair value of plan assets at 12/31/2020	—	95	693	13	801
Translation differences	—	—	6	1	7
Interest income	—	—	51	—	51
Actuarial losses and gains	—	3	(42)	—	(39)
Participants contributions	—	2	—	—	2
Benefits paid	—	(2)	(33)	—	(35)
Transfers	—	1	—	1	2
Other movements	—	—	(15)	—	(15)
Fair value of plan assets at 12/31/2021	—	99	660	15	774

Telefónica United Kingdom Pension Plan
Transfers of 2020 included the reclassification of Post-employment defined benefit plans of Telefónica United Kingdom to "Liabilities associated with non-current assets and disposal groups held for sale" of the statements of financial position (see Note 30).
The Telefónica United Kingdom Pension Plan provided pension benefits to the various companies of the Telefónica Group in the United Kingdom coming from the O2 Group. The Plan comprised a defined contribution and defined benefit sections. The defined benefit sections were closed to future accrual starting from February 28, 2013. The companies continued providing retirement benefits through the defined contribution sections of the plan.
The number of beneficiaries of these plans at December 31, 2020 were 4,397. At December 31, 2020, the weighted average duration of the plan was 22 years.
The following table presents the main data of this plan at December 31, 2020:

Millions of euros
Obligation	1,979
Assets	(2,019)
Total	(40)
Net provision	4
Net assets	44
The movement in the present value of obligations in 2020 was as follows:

Millions of euros
Present value of obligation at 12/31/2019	1,858
Translation differences	(101)
Interest cost	36
Actuarial losses and gains	234
Benefits paid	(48)
Present value of obligation at 12/31/2020	1,979
Movements in the fair value of plan assets in 2020 were as follows:

Millions of euros
Fair value of plan assets at 12/31/2019	1,839
Translation differences	(99)
Interest income	36
Company contributions	90
Benefits paid	(48)
Actuarial losses and gains	203
Other movements	(2)
Fair value of plan assets at 12/31/2020	2,019

The main actuarial assumptions used in valuing the plan were as follows:

12/31/2020
Nominal rate of pension payment increase	2.75%
Discount rate	1.35%
Expected inflation	2.80%
Mortality tables	95% S2NMA/S2NFA
CMI 2019 1% 7 and a initial addition of 0.25%
Fair value of Plan assets was as follows:

Millions of euros	12/31/2020
Credit instruments	1,876
Cash equivalents	143
Total	2,019
Telefónica Brazil pension plans
Telefónica Brazil sponsors the following post-employment benefit plans:

Plans	Management entity	Sponsor
Health plans
Plano de Assistência Médica ao Aposentado y Programa de Coberturas Especiais (PAMA/PCE)	Fundação Sistel de Seguridade Social	Telefônica Brasil, jointly and severally with other companies resulting from the privatization of Telebrás (Telecomunicações Brasileiras, S.A.)
Assistencia médica – Lei 9.656/98	Telefônica Brasil	Telefônica Brasil, Terra Networks, TGLog and TIS
Pension plans
PBS Assistidos (PBS-A)	Fundação Sistel de Seguridade Social	Telefônica Brasil, jointly and severally with other companies resulting from the privatization of Telebrás (Telecomunicações Brasileiras, S.A.)
CTB	Telefônica Brasil	Telefônica Brasil
Telefônica BD	Visão Prev	Telefônica Brasil
Planes VISAO	Visão Prev	Telefônica Brasil, Terra Networks, TGLog, TIS and Clound Co

The main actuarial assumptions used in valuing these plans are as follows:

	12/31/2021	12/31/2020
Discount rate	8.56% - 8.78%	6.37% - 7.88%
Nominal rate of salary increase	4.32% - 6.09%	4.58% - 6.35%
Long-term inflation rate	3.25%	3.50%
Growth rate for medical costs	6.35%	6.61%
Mortality tables	AT 2000 M/F	AT 2000 M/F
The discount rate and growth rate for medical costs are considered to be the most significant actuarial assumptions with a reasonable possibility of fluctuations depending on demographic and economic changes and may significantly change the amount of the post-employment benefit obligation. The sensitivity to changes in these assumptions is shown below:

	Present value of the discounted obligation at the current discount rate	Present value of the obligation by increasing the discount rate by 0.5%	Present value of the obligation by reducing the discount rate by 0.5%
Pension plans	327	315	340
Health plans	222	208	237
Total obligation	549	523	577

	Present value of the obligation at the current growth rate for medical costs	Present value of the obligation by increasing the rate by 1%	Present value of the obligation by reducing the rate by 1%
Pension plans	327	327	327
Health plans	222	254	195
Total obligation	549	581	522
Other employee benefits
Telefónica de España, Telefónica Móviles España and Telefónica Soluciones Individual Suspension Plans
In 2015 Telefónica de España, S.A.U., Telefónica Móviles España, S.A.U. and Telefónica Soluciones de Informática y Comunicaciones de España, S.A.U. signed the first Collective Bargaining Agreement of Related Companies (CEV). This agreement considered elements that included a plan of measures for individual suspension of the employment relationship in 2016 and 2017, applying principles of voluntariness, universality, non-discrimination and social responsibility. In December 2016, the Collective Bargaining Agreement of Related Companies was extended until 2018 by virtue of the provisions thereof. In September 2019 Telefónica España signed the second Collective Agreement of Related Companies that includes, among other aspects, an "Individual Suspension Plan" that is completely voluntary for the year 2019, with the same conditions as the previous one. In 20201, Telefónica España signed a Social Pact for Employment supported by the largest trade unions, which contemplate and Individual Suspension Plan of employment, fully voluntary (see Note 2).
These plans are based on mutual agreement between the company and employees and entail the possibility of voluntarily suspending the employment relationship for an initial three-year period, renewable for consecutive three-year periods until the retirement age. Employees who meet the age and seniority requirements may enter the Individual Suspension Plans (PSI) in the periods opened for these purposes.
At the end of each period, the current value of the forecast payment flows to meet the commitments of these programs (applying certain hypotheses regarding estimated number of accessions and future reintegration ratio) is recognized. At 2021 and 2020 year-ends, this figure was calculated using the biometric table PERM2020 published in the resolution of December 17, 2020 combined with the invalidity table published in the ministerial order of 1977 and a high quality credit market based interest rate.
The provision at December 31, 2021 amounted to 5,228 million euros (4,490 million euros at December 31, 2020).
The discount rate used for these provisions at December 31, 2021 was 0.52% with an average plans length of 4.14 years.
Sensitivity of the valuation
The table below shows the sensitivity of the value of termination, post-employment and other obligations, including the Individual Suspension Plans of Telefónica Group companies in Spain to changes in the discount rate:

-100 b.p.		+100 b.p.
Impact on value	Impact on income statement	Impact on value	Impact on income statement
(226)	(226)	211	211
A 100 b.p. increase in the discount rate would reduce the value of the liabilities by 211 million euros and have a positive impact on the income statement of 211 million euros before tax. On the other hand, a 100 b.p. decrease in the discount rate would increase the value of the liabilities by 226 million euros and have a negative impact on the income statement of 226 million euros before tax.

The Telefónica Group actively manages this position and has arranged a derivatives portfolio to significantly reduce the impact of changes in the discount rate (see Note 19).
b) Provisions for dismantling of assets
The movement of provision for dismantling of assets in 2021 and 2020 is as follows:

Millions of euros
Dismantling of assets at December 31, 2019	943
Additions	83
Accretion	130
Retirements/amount applied	(116)
Transfers	(296)
Translation differences and other	(67)
Dismantling of assets at December 31, 2020	677
Additions	36
Accretion	(39)
Retirements/amount applied	(35)
Transfers	(4)
Business sale	(47)
Translation differences and other	(11)
Dismantling of assets at December 31, 2021	577
"Business sale” in 2021 includes the second phase of the sale of towers by Telefonica Germany (see Note 2).
Transfers of 2020 included the reclassification of provisions for dismantling of assets of Telefónica United Kingdom, amounting to 89 million euros, and the telecommunications towers division of Telxius, amounting to 212 million euros to "Liabilities associated with non-current assets and disposal groups held for sale" of the statements of financial position (see Note 30).
The detail by segments of provision for dismantling of assets in 2021 and 2020 is as follows:

Millions of euros	12/31/2021	12/31/2020
Telefónica Spain	21	6
Telefónica Germany	396	503
Telefónica Brazil	60	64
Telefónica Hispam	100	99
Other companies	—	5
Total	577	677

c) Other provisions
The movement in “Other provisions” in 2021 and 2020 is as follows:

Millions of euros
Other provisions at December 31, 2019	2,316
Additions and accretion	568
Retirements/amount applied	(500)
Transfers	(62)
Translation differences and other	(428)
Other provisions at December 31, 2020	1,894
Additions and accretion	795
Retirements/amount applied	(600)
Transfers	45
Translation differences and other	(6)
Other provisions at December 31, 2021	2,128

Transfers of 2020 included the reclassification of other provisions of Telefónica United Kingdom amounting to 74 million euros to "Liabilities associated with non-current assets and disposal groups held for sale" of the statements of financial position (see Note 30).
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
The balance of these provisions at December 31, 2021 and December 31, 2020 is shown in the following table:

Millions of euros	12/31/2021	12/31/2020
Tax proceedings	340	282
Regulatory proceedings	314	189
Labor claims	77	78
Civil proceedings	148	137
Total	879	686
Additionally, Telefónica Brazil recognized contingent liabilities according to IFRS 3 generated on acquisition of the controlling interest of Vivo Participaçoes in 2011 and GVT in 2015. These contingent liabilities amounted to 77 million euros at December 31, 2021 (129 million euros at December 31, 2020).
The detail of provisions for tax proceedings by nature of risk is as follows:

Millions of euros	12/31/2021	12/31/2020
Federal taxes	118	98
State taxes	133	98
Municipal taxes	6	6
FUST	83	80
Total	340	282

The breakdown of changes in provisions for tax proceedings in 2021 and 2020 is as follows:

Millions of euros
Balance at 12/31/2019	348
Movements with a counterparty in the income statement	21
Write-offs due to payment	(4)
Monetary updating	22
Translation differences	(105)
Balance at 12/31/2020	282
Movements with a counterparty in the income statement	44
Write-offs due to payment	(19)
Monetary updating	29
Translation differences	4
Balance at 12/31/2021	340
Group management and legal counsel understand that losses are possible from tax contingencies in federal, state, municipal and other taxes for an aggregated amount of 4,786 million euros as of December 31, 2021 (4,606 million euros as of December 31, 2020). The possible contingencies from income tax proceedings (federal tax) are described in Note 25.
Noteworthy state tax-related contingencies include the "ICMS" tax (see Note 25). Moreover, Telefónica Brazil presently has different open proceedings regarding the Fundo de Universalização de Serviços de Telecomunicações (FUST, refer to Note 29).
With regard to regulatory proceedings, Telefónica Brazil is party to administrative proceedings against Agencia Nacional de Telecomunicações (ANATEL) based on an alleged failure to meet sector regulations and judicial proceedings to contest sanctions applied by ANATEL at the administrative level. At December 31, 2021, consolidated provisions totaled 314 million euros (189 million euros at December 31, 2020). In addition, Group management and legal counsel understand that losses are possible from regulatory contingencies amounting to 719 million euros at December 31, 2021 (881 million euros at December 31, 2020), including the sanction for breaches of the Fixed Telephony Regulation (see Note 29.a).
In addition, Group management and legal counsel understand that losses are possible from civil proceedings, amounting to 335 million euros at December 31, 2021 (529 million euros at December 31, 2020).
In some situations, in connection with a legal requirement or presentation of guarantees, judicial deposits are made to secure the continuance of the claims under discussion. The judicial deposits by nature of risk at December 31, 2021 and December 31, 2020 are as follows:

Millions of euros	12/31/2021	12/31/2020
Tax proceedings	238	228
Labor claims	29	38
Civil proceedings	132	149
Regulatory proceedings	45	42
Garnishments	4	5
Total	448	462
Current (see Note 15)	17	28
Non-current (see Note 12)	431	434

Note 25. Tax matters

Pursuant to a Ministerial Order dated December 27, 1989, Telefónica, S.A. files consolidated tax returns in Spain for certain Group companies. The consolidated tax group comprised 45 companies at December 31, 2021 (44 companies at December 31, 2020).
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
Deferred taxes movement
The movements in deferred taxes in the Telefónica Group in 2021 and 2020 are as follows:

Millions of euros	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2020	6,416	2,620
Additions	952	499
Disposals	(1,697)	(472)
Transfers	2	(60)
Translation differences and hyperinflation adjustments	(36)	42
Company movements and others	(21)	(27)
Balance at December 31, 2021	5,616	2,602

Millions of euros	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2019	6,682	2,908
Additions	846	600
Disposals	(687)	(272)
Transfers	(230)	(257)
Translation differences and hyperinflation adjustments	(211)	(344)
Company movements and others	16	(15)
Balance at December 31, 2020	6,416	2,620

The Group assesses the recoverability of deferred tax assets based on the future activities carried out by the different companies, on tax regulations in the different countries in which these companies operate, and on the strategic decisions affecting the companies.
Main changes registered in 2021

At 31 December 2021, the estimate of the recoverability of the Tax Group's deferred tax assets in Spain has been assessed, taking into account (i) the estimated Tax Group companies result, (ii) the regulatory changes (mainly the entry into force of the minimum tax), and (iii) the ruling of 29 October 2021 of the Spanish National Court of Appeals (Audiencia Nacional), as well as the recent case law of the Supreme Court, which makes it probable that the tax credits for tax loss carryforwards generated in 2002 and 2004 can be used in a future new settlement for 2009 and 2010 (see Inspections of the Tax Group in Spain, later in this note). Following this analysis, a reversal of deferred tax assets for tax loss carryforwards and deductions was recorded, with a balancing entry in income tax, amounting to 294 million euros (69 million euros of tax loss carryforwards and 225 million euros of deductions).

In addition in 2021, the company completed the tax audit procedure for the years 2014 to 2017, which involved the consumption of deferred tax assets amounting to 199 million euros of tax loss carryforwards and 193 million euros of deductions.

In addition to this, deferred tax liabilities and the associated deferred tax asset of 143 million euros has been derecognized, after the state aid recuperation procedure corresponding to the years 2005 to 2018 goodwill tax amortization (see Tax deductibility of financial goodwill in Spain, later in this note).

In 2021 there were additions of deferred tax assets for 348 million euros as a result of the provisions recognized during the year in relation to the various workforce restructuring plans and other obligations with employees of the companies included in the group in Spain (see Note 24). Likewise, disposals of deferred tax assets in 2021 included the impact of the materialization of these provisions, amounting to 240 million euros.
Telefónica Brazil recognized deferred tax assets amounting to 221 million euros, mainly as a consequence of the Federal Supreme Court ruling of 24 September 2021, recognizing the unconstitutionality of the taxation in the Corporate Income Tax of interest received on taxes unduly paid in previous periods. In addition, recognized deferred tax liabilities amounting to 179 million euros mainly related to the tax amortization of goodwill.
Telefónica Germany recognized tax credits for loss carryforwards generated in previous years amounting to 77 million euros and applied tax loss carryforwards in 2021. Furthermore, Telefónica Germany recognized deferred tax liabilities disposals amounting to 110 million euros.
The additions of deferred tax assets included tax credits recognized for 72 million euros by the German company Group 3G UMTS Holding GmbH. Furthermore, this company applied tax loss carryforwards in 2021 amounting to 66 million euros.

In September, the Social Investment Law (Law 2155 of 2021) was approved in Colombia, which establishes that as of 2022, the general income tax rate for legal entities will be 35%. As a result of this amendment, the company recorded deferred tax assets additions of 71 million euros.

The movements relating to deferred taxes recognized directly in equity in 2021 amounted to 27 million euros of additions (net position of higher deferred tax liabilities) and 196 million euros of disposals (net position of higher deferred tax assets).

Likewise, the amount of recognized deferred tax liabilities associated with investments in subsidiaries amounted to 220 million euros as of December 31, 2021 (221 million euros as of December 31, 2020). The amount of unrecognized deferred tax liabilities associated with investments in subsidiaries amounted to 256 million euros as of December 31, 2021 (230 million euros as of December 31, 2020).
Main changes registered in 2020
In 2020 the Group derecognized deferred tax assets for loss carryforwards with a counterparty in Corporate income tax amounting to 101 million euros, corresponding to the tax group in Spain.
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
Expected realization of deferred tax assets and liabilities
The estimated realization of deferred tax assets and liabilities recognized in the consolidated statement of financial position in 2021 is as follows:

Millions of euros
12/31/2021	Total	Less than 1 year	More than 1 year
Deferred tax assets	5,616	1,424	4,192
Deferred tax liabilities	2,602	219	2,383

Deferred tax assets less than one year mainly come from the Tax Group in Spain (1,102 million euros in 2021 and 718 million euros in 2020).

Deferred tax assets
Deferred tax assets in the accompanying consolidated statements of financial position include the tax loss carryforwards, unused tax credits recognized and deductible temporary differences recognized at the end of the reporting period.

Millions of euros	12/31/2021	12/31/2020
Tax credits for loss carryforwards	2,639	2,741
Unused tax deductions	903	1,448
Deferred tax assets for temporary differences	2,074	2,227
Total deferred tax assets	5,616	6,416
Tax credits for loss carryforwards
The movements in Tax credits for loss carryforwards in the Telefónica Group in 2021 and 2020 are as follows:

Location of the company (Millions of euros)	Balance at 12/31/2020	Additions	Reversals	Perimeter changes	Translation differences and other	Balance at 12/31/2021
Spain	1,283	—	(283)	—	(1)	999
Germany	813	150	(184)	—	(1)	778
Latin America	645	285	(41)	—	(28)	861
Other	—	—	—	2	(1)	1
Total tax credits for loss carryforwards	2,741	435	(508)	2	(31)	2,639

Location of the company (Millions of euros)	Balance at 12/31/2019	Additions	Reversals	Perimeter changes	Translation differences and other	Balance at 12/31/2020
Spain	1,420	3	(140)	—	—	1,283
Germany	695	183	(64)	—	(1)	813
Latin America	769	21	(14)	—	(131)	645
Other	—	—	—	—	—	—
Total tax credits for loss carryforwards	2,884	207	(218)	—	(132)	2,741

The Spanish tax group considers that unused tax loss carryforwards in Spain, taking into account tax litigation in which the group is involved, amount to 4,135 million euros at December 31, 2021:

Millions of euros	Total	Less than 1 year	More than 1 year
Tax loss carryforwards generated in the tax group	2,060	1,418	642
Tax loss carryforwards generated before consolidation in the tax group	2,075	390	1,685

Total tax credits for loss carryforwards in Spain in the statement of financial position at December 31, 2021 amounted to 999 million euros (1,283 million euros at December 31, 2020). Total unrecognized tax credits for loss carryforwards of the Spanish tax group amounted to 106 million euros. These tax credits do not expire.
The Group companies in Germany have recognized 778 million euros of tax credits for loss carryforwards at December 31, 2021. Total unrecognized tax credits for loss carryforwards of these companies amount to 5,975 million euros. These tax credits do not expire.
Recognized tax credits in the consolidated statement of financial position arising from the Latin American subsidiaries at December 31, 2021 amounted to 861 million euros. Total unrecognized tax credits for tax loss carryforwards in Latin America amounted to 976 million euros.

Deductions
The Group has recognized 903 million euros of tax credits from deductions at December 31, 2021, in Spain (1,448 millones de euros en 2020), generated primarily from export activity, R+D+i, double taxation and donations to non-profit organizations.
In 2021, tax credits from deductions generated in the year have been written off for 225 million euros. In 2020, tax credits from deductions of 103 million euros were reversed in Spain, as a consequence of the review in the expected schedule of realization of deferred tax assets and liabilities.
Temporary differences
The sources of deferred tax assets and liabilities from temporary differences recognized at December 31, 2021 and 2020 are as follows:

Millions of euros	12/31/2021	12/31/2020
Goodwill and intangible assets	244	208
Property, plant and equipment	350	421
Personnel commitments	1,577	1,493
Provisions	817	693
Inventories and receivables	308	288
Rights of use	59	29
Lease liabilities	1,068	909
Other concepts	187	489
Total deferred tax assets for temporary differences	4,610	4,530
Deferred tax assets and liabilities offset	(2,536)	(2,303)
Total deferred tax assets for temporary differences registered in the statement of financial position	2,074	2,227

Millions of euros	12/31/2021	12/31/2020
Goodwill and intangible assets	1,712	1,678
Property, plant and equipment	1,204	1,028
Personnel commitments	11	12
Provisions	403	514
Investments in subsidiaries, associates and other shareholdings	278	268
Inventories and receivables	6	12
Rights of use	1,093	918
Other concepts	431	493
Total deferred tax liabilities for temporary differences	5,138	4,923
Deferred tax assets and liabilities offset	(2,536)	(2,303)
Total deferred tax liabilities for temporary differences registered in the statement of financial position	2,602	2,620

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

Tax payables and receivables
Current tax payables and receivables at December 31, 2021 and 2020 are as follows:

Millions of euros	Balance at 12/31/2021	Balance at 12/31/2020
Tax payables
Tax withholdings	98	105
Indirect taxes	476	380
Social security	163	118
Current income taxes payable	1,120	813
Other	169	316
Total	2,026	1,732

Millions of euros	Balance at 12/31/2021	Balance at 12/31/2020
Tax receivables
Indirect taxes	705	484
Current income taxes receivable	1,310	334
Other	105	84
Total	2,120	902

The heading "Current income taxes receivable" includes a receivable from Telxius Telecom amounting to 875 million euros corresponding to income tax for the 2021 fiscal year, which is mainly generated by the second advance corporation tax paid for 2021 ("minimum instalment payment regime", regulated by RDL 2/2016 of 30 September, which is calculated on the positive result of the consolidated profit and loss account of its tax group whose parent company is Telxius Telecom). The profit obtained on the sale of its tower division subsidiaries, despite being tax exempt (at 95%) from corporate income tax, is nevertheless included in the basis for calculating the instalment payment. This credit will be taken into consideration for the annual corporate income tax return for 2021, which will be filed in July 2022. The effective recovery of this credit will take place in the months following the filing of the aforementioned tax return.
On May 13, 2021 the Supreme Court of Brazil concluded the judgment of one of the most important tax disputes in Brazil, related to the exclusion of the ICMS tax (state tax on goods and services) in the PIS/COFINS (Contribuição para Financiamento da Seguridade Social) tax base. The decision has effect from March 15, 2017, except in judgments presented before this date. Taking into account this Judgment and that all the claims of Telefónica Brasil had been filed before March 15, 2017, in 2021 2,269 million Brazilian reals (equivalent to 356 million euros at the average exchange rate of 2021) have been registered in "Current income taxes receivable". The impact in the consolidated income statement at 2021 amounted to 1,660 million Brazilian reals (261 million euros) reducing "Taxes other than income tax" within "Other expenses" (see Note 26), 573 million Brazilian reals (90 million euros) in "Finance income" (see Note 19) and 36 million Brazilian reals correspond to monetary updating (6 million euros). At December 31, 2021 the credits pending compensation for the refund for the payments of PIS/COFINS amounting to 1,579 million Brazilian reals, equivalent to 250 million euros at the closing exchange rate of December 31, 2021 (at December 31, 2020 there was not any balance to be compensated by this concept, see Note 12).

Reconciliation of book profit before taxes to taxable income
The reconciliation between book profit before tax and the income tax expense from continuing operations for 2021, 2020 and 2019 is as follows:

Millions of euros	2021	2020	2019
Accounting profit before tax	12,095	2,583	2,718
Tax expense at prevailing statutory rate	2,768	532	722
Permanent differences	(1,705)	289	(223)
Changes in deferred tax charge due to changes in tax rates	51	14	8
(Capitalization)/reversal of tax deduction and tax relief	225	(103)	(44)
(Capitalization)/reversal of loss carryforwards	(307)	(88)	118
Increase/(decrease) in tax expense arising from temporary differences	84	(8)	484
Other concepts	262	(10)	(11)
Corporate income tax	1,378	626	1,054
Breakdown of current/deferred tax expense
Current tax expense	831	462	1,108
Deferred tax expense	547	164	(54)
Total Corporate income tax	1,378	626	1,054
"Permanent differences" in 2021 mainly includes the effect of the corporate income tax exemption on capital gains generated on the constitution of VMED O2 UK and on the sale of Telxius' telecommunications tower division (see Note 2). It also includes 387 million euros expense for the signing of the Settlement Agreement following the closure of the corporate income tax audit for the years 2014 to 2017 in Spain referred to in the section "Tax group audits in Spain" of this note.
"Changes in deferred tax charge due to changes in tax rates" in 2021 includes the impact of the change in the corporate income tax rate in Argentina, United Kingdom and Colombia. In Argentina the Law 27,630 of June 16, 2021 of the Corporation Tax established an increase in the nominal tax rate from 30% to 35% with retroactive effect from January 1st, 2021. In addition, on May 24, 2021 a change in the nominal tax rate from 19% to 25% was substantially enacted in the United Kingdom, which will begin to apply on April 1st, 2023. In September, the so-called Social Investment Law (Law 2155 of 2021) was approved in Colombia, which establishes that as of 2022, the general income tax rate for legal entities will be 35%. As a result of these changes in tax rates, a net deferred tax effect has been recorded with a counterpart in Corporate income tax, amounting to 51 million euros.
"(Capitalization)/reversal of loss carryforwards" in 2021 includes the recognition of tax credits in Telefónica Germany and Group 3G UMTS amounting to 77 million euros and 72 million euros, respectively, the recognition of tax credits in Brazil amounting to 221 million euros as a result of the decision of the Supreme Federal Court of 24 September 2021 referred to in the section "Main changes registered in 2021" of this note, partially compensated by the reversal of the tax group in Spain amounting to 65 million euros.
"Increase/(decrease) in tax expense arising from temporary differences" in 2021 mainly includes the effect of deductible temporary differences not recognized in Telefónica México, amounting to 83 million euros.
The heading "Other concepts" in 2021 include an expense of 97 million euros as a result of the electronic notification of the Constitutional Court Ruling received by Telefónica del Perú on 23 February 2021 and the Supreme Court Ruling received on 23 June (see "Tax litigation in Telefónica del Perú" later in this note) and 97 million euros for the taxation of dividend income from Spanish companies.
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
The heading “Other concepts” at 2019, included a lower expense for income tax amounting to 201 million euros related to the indemnity associated with the resolution Tribunal Económico-Administrativo Central (see section “Inspections of the tax group in Spain” later in this Note). Moreover, it included an expense amounting to 154 million euros of Telefónica Peru (see section “Tax litigation in Telefónica del Perú” later in this note).
Tax deductibility of financial goodwill in Spain
The tax regulations added article 12.5 to the Corporate Income Tax Law, which came into force on January 1, 2002. The article regulated the deductibility of tax amortization of financial goodwill (Fondo de Comercio) arising from the acquisition of non-Spanish companies, which could be amortized over 20 years at 5% per annum.
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
The Telefónica Group, under this regulation, has been amortizing for tax purposes the financial goodwill from its investments, both direct and indirect, in O2, BellSouth and ColTel (prior to December 21, 2007) and Vivo (acquired in 2010). The positive accumulated effect of the corresponding settlements of corporate income tax from 2004 to the closing of December 31, 2021, was 1,879 million euros.
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
On October 6, 2021, the Court of Justice of the European Union concluded that the European Commission correctly classified the Spanish tax depreciation scheme of the Fondo de Comercio as State aid incompatible with the internal market for the First and Second Decisions.
With regard to the recognition of legitimate expectations for the first and second decisions, the Court of Justice of the European Union confirms its applicability.
The proceedings initiated on the Third Decision, suspended until the resolution of the 1st and 2nd Decisions, have been reactivated in October 2021, and are still pending first instance judgment.
Notwithstanding the above, the "Tax and Customs Control Unit of the Spanish Tax Authority" (Dependencia de Control Tributario y Aduanero de la Agencia Tributaria), in compliance with the obligation set out in the EC Decision (EU) 2015/314, recovered in March 2019 and February 2021 the amounts that had been deducted in connection with the amortization of goodwill for the indirect acquisition of non-resident companies from 2005 to 2015 and 2016 to 2018 respectively. The recovery of such amounts is provisional, pending the final rulings on the appeals brought against the three decisions. The amount paid by Telefónica after offsetting outstanding tax credits (tax losses carryforward and deductions) amounted to 11 million euros.
Notwithstanding the fact that the company understands that the principle of legitimate expectations in relation to this tax incentive applies, in relation to tax-amortized goodwill through the purchase of some companies for which the applicability of the legitimate expectations principle is questioned, mainly VIVO, the Group has released the provision for the recovered part, 143 millions euros, and has decided to continue provisioning the amount of the goodwill amortized for tax purposes, and not recovered by the Administration which amounted to 343 million euros as of December 31, 2021 (420 million euros as of December 31, 2020).
Inspections of the tax group in Spain
In July 2019, new inspection proceedings were initiated for several of the companies belonging to Tax Group 24/90, of which Telefónica, S.A. is the dominant company. The concepts and periods being audited are: Corporate Income Tax for the years 2014 to 2017 and Value Added Tax, Withholdings income Tax for the second half of 2015 and from 2016 to 2018.
A Settlement Agreement was signed in October 2021, in which Telefonica manifested its agreement with certain of the tax assessments resulting from the inspection (specifically, with respect to the tax treatment of the exchange differences generated by assets denominated in Venezuelan bolivars), and its disagreement with others (mainly the consideration of exempt income of the “Juros sobre capital propio” since 2015), producing an impact on results (tax expense) of 387 million euros, with a deferred tax asset reduction as detailed in "Main changes registered in 2021" in Note 25 to the Consolidated Financial Statements . However, the tax assessments did not result in a significant cash outflow as the Telefónica Group had tax credits, which substantially offset their impact.

The closing of the inspection took place in January 2022, with the reception of the Settlement Agreement which the Company will challenge in economic-administrative proceedings.
In relation to the assessment resulting from the inspection related to the 2008-2011 Corporate Income Tax, which ended in 2015, the Company did not agree with the criteria for the use of tax loss carryforwards and deductions and appealed the related Settlement Agreement. Following the partially upholding resolution issued by the Central Economic-Administrative Court in January 2019 and the enforcement agreements that followed in March and June 2019 respectively, which resulted in the refund of 702 million euros of taxes paid in excess in those years and the payment of 201 million euros of compensatory interest, the Company, disagreeing with the ruling of the Central Economic-Administrative Court and in defense of its interests, appealed to the Administrative Chamber of the National Audience, which on October 29, 2021 ruled in Telefónica's favor.
This judgment has been appealed in cassation to the Supreme Court by the tax authorities, but the Court has not yet ruled on its admissibility. The Company, nevertheless, according to the October 29, 2021 ruling and the recent Supreme Court case-law considers that tax losses carry forward generated in 2002 and 2004 can be used in the 2009 tax return.
In relation to the assessment resulting from the inspection related to the 2005-2007 Corporate Income Tax, which ended in 2012, the Company did not agree with the criteria for the use of tax losses carry forward and deductions, and appealed the related Settlement Agreement. The case is pending before the National Audience.
As a result of the inspection process completed at the end of 2021 and the pending tax years to be inspected, it is not considered that there is a need to recognize additional liabilities in the consolidated financial statements.
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
All related procedures are being contested in all instances (administrative and court proceedings). The aggregate amount of the relevant proceedings, updated to take into account interest, fines and other items, is approximately 19,164 million Brazilian reais as of December 31, 2021 (approximately 3,032 million euros at the exchange rate on that date, see Note 24 to the Consolidated Financial Statements), 17,446 million Brazilian reais as of December 31, 2020 (approximately 2,736 million euros at the exchange rate on that date). Telefónica Brazil has obtained independent expert reports supporting its position, i.e. that the aforesaid services are not subject to ICMS.
Federal taxes
In addition, there are possible contingencies in relation to the income tax federal taxes for the total amount of 18,078 million Brazilian reais as of December 31, 2021 (approximately 2,860 million euros at the exchange rate on that date), 16,873 million Brazilian reais as of December 31, 2020 (approximately 2,647 million euros at the exchange rate on that date), mainly related to the tax amortization in Brazil in the years 2011 to 2017 of the goodwill originated in the acquisitions of Vivo and GVT and their subsequent merger with Telefónica Brasil. These proceedings are at the administrative and judicial stage and no provisions have been made since the potential risk associated with them has been classified as "not probable" and Telefónica Brazil has received independent expert reports that support this view.
There are other probable contingencies in relation to the income tax federal taxes for the total amount of 98 million Brazilian reais as of December 31, 2021 (approximately 16 million euros at the exchange rate on that date), 96 million Brazilian reais as of December 31, 2020 (approximately 15 million euros at the exchange rate on that date). The Company has recognized a provision for this amount.
Tax litigation in Telefónica del Perú
Telefónica del Perú is party to numerous legal proceedings for tax matters relating to corporate income tax and VAT corresponding mainly to the years 1998 to 2005, the most relevant being those corresponding to the years 1998 to 2001 (relating to corporate income tax, payments on account, credit balances, associated VAT, interest and applicable penalties). Three main issues remain open in these processes: (i) provision for doubtful debts; (ii) effects of the 1999 statute of limitations and (iii) late payment interest before the Constitutional Court (TC), despite recent rulings on the latter issue.
The evolution of the appeals of the different cases from the period 1998 to 2001 has been uneven and complex over the last few years, but it is worth highlighting the second instance judgement of 2015, which was partially upheld; the Supreme Court judgements of 2019; and the judgement of January 2020 of the Supreme Court, annulling the previous judgements of 2000 and 2001 in relation to the provision for doubtful debts each of which is as briefly addressed below.
Specifically, in 2015, the Company obtained a partially upheld second instance ruling, again ruling in favor of Telefónica del Perú on three of the five objections raised by the Administration and appealed before the courts in relation to corporate income tax for the 2000-2001 financial years (among others), which together accounted for more than 75% of the total litigation (provision for doubtful debts, financial interest and rental of space for the placement of public telephones). Subsequently, in 2019 Telefónica del Perú was notified of two Supreme Court rulings on appeals for the years 2000 and 2001. These rulings, however, did not definitively resolve some of the main issues involved in both lawsuits, as they declared the partial nullity of the previous rulings, and therefore some matters had to return to the Superior Court (lower court) to be retried. Finally, in January 2020, Telefónica del Perú received notification from the Supreme Court of a ruling in cassation in relation to the provision for doubtful debts, annulling, as for the 1998 financial year, the second instance ruling on the years 2000 and 2001, and returning the file to the Superior Court, which declared the appeal to be unfounded.
Consequently, all the assessments made by SUNAT for the years 2000 and 2001 are pending the final resolution of the judicial phase.
However, as from 2015, insofar as there were some adjustments on which the rulings had been definitively pronounced (positively for the Company in relation to the deductibility of the rental of public spaces and negatively in the case of the deductibility of certain financial charges), the Company recorded a provision with an impact on income tax, the amount of which is updated periodically and constantly depending on the evolution of the different proceedings.
In relation to these legal proceedings, the Group and its legal advisers consider that there are still strong legal arguments to support its position, both in relation to the provisions for doubtful debts and in relation to the late payment interest at the administrative stage and the offsetting of credit balances for the years 1998 and 1999.
On February 23, 2021, Telefónica del Perú was notified electronically of the Constitutional Court's ruling in relation to the first of the injunctions filed against the aforementioned interest on late payment applicable in the administrative phase. The ruling considered that the calculation of interest on late payment in the administrative phase was inadmissible due to the time taken to resolve the matter in excess of that established in the Law. In the first quarter of 2021, once the appeals for annulment had been resolved, again in favor of the Company, the effects on the provision recorded could be quantified and the amount of 477 million peruvian soles (108 million euros).for the aforementioned concept of non-applicable interest for late payment. However, in November 2021, the same Constitutional Court considered the claim in relation to the second of the injunctions filed by Telefónica del Perú to be inadmissible, stating that the discussion on the amount of interest applicable in this specific case should be clarified in the contentious-administrative process in which the tax controversy is elucidated.
On June 23, 2021, an unfavorable ruling was made by the Supreme Court in relation to the credit balance usable in the 2000 corporate income tax return, and therefore an additional provision was recorded for this item in the consolidated financial statements at June 30, 2021 of 939 million Peruvian soles (205 million euros at the exchange rate of December 31, 2021).
Given the sentences and rulings handed down in June and August 2015, the Group recognized a provision in the 2015 consolidated financial statements, which at December 31, 2021 reached, including interest accrued and the above mentioned impacts, a total amount of 2,954 million Peruvian soles, approximately 654 million euros at the exchange rate of December 31, 2021 (2,407 million Peruvian soles at December 31, 2020, approximately 542 million euros).
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
•The last thirteen years in Germany.
•The last seven years in the United Kingdom.
•The last seven years in Argentina.
•The last five years in Brazil, Mexico, Colombia, Uruguay and the Netherlands.
•The last four years in Peru.
•Since 2016, the statute of limitation in Venezuela is six years.
•The last three years in Chile, Ecuador and the United States.
The tax inspection of the open years is not expected to give rise to additional material liabilities for the Group.

Note 26. Revenue and expenses
Revenues
The breakdown of Revenues for the years 2021, 2020 and 2019 is as follows:

Millions of euros	2021	2020	2019
Rendering of services	34,117	37,394	42,264
Sales	5,160	5,682	6,158
Total	39,277	43,076	48,422
Sales mainly include the sale of mobile terminals.
Other income
The breakdown of “Other income” is as follows:

Millions of euros	2021	2020	2019
Own work capitalized	771	873	890
Gain on disposal of businesses	11,008	67	677
Gain on disposal of property, plant and equipment	478	270	471
Gain on disposal of intangible assets	7	6	141
Government grants	13	17	22
Other operating income	396	354	641
Total	12,673	1,587	2,842
"Gain on disposal of businesses" in 2021 mainly includes the gain from the sale of the towers division of Telxius (6,099 million euros, see Note 2), the gain generated in the constitution of the joint venture VMED O2 UK (4,460 million euros, see Note 2), the gain from the sale of 60% of the shares of InfraCo, SpA (274 million euros, see Note 2) and the gain from the sale of Telefónica de Costa Rica (136 million euros, see Note 2). "Gains on disposal of companies" in 2020 included the impact of the initial registration of Telefónica's joint venture with Allianz for the deployment of fiber (FTTH) in Germany (see Note 29.c). Gain on disposal of companies" in 2019 mainly included the gains for the sales of Antares, Telefonía Celular de Nicaragua and Telefónica Móviles Panama, and the gain from the sale of data centers businesses.
"Gain on disposal of property, plant and equipment" includes the gains on sale and leaseback transactions, which amounted to 263 million euros, 79 million euros and 313 million euros in 2021, 2020 and 2019, respectively (Note 20).

Other expenses
The breakdown of “Other expenses” is as follows:

Millions of euros	2021	2020	2019
Leases included in "Other expenses" (1)	80	89	123
Other external services	8,604	9,617	11,370
Taxes other than income tax	703	902	995
Change in trade provisions	660	860	974
Losses on disposal of fixed assets and changes in provisions for fixed assets	51	416	187
Goodwill impairment (Note 7)	416	519	206
Other operating expenses	462	468	589
Total	10,976	12,871	14,444
(1) Following the adoption of IFRS 16 (Leases) in 2019, only included short-term leases and leases of low-value or intangible assets (see Notes 9).
"Losses on disposal of fixed assets and changes in provisions for fixed assets" in 2020 includes impairment losses of intangible assets and property, plant and equipment of Telefónica Argentina, for a total amount of 375 million euros (see Note 7). In 2019 it included a 123 million euros loss on disposal of intangible assets for the return of spectrum licenses of Telefónica Mexico (see Note 2).
"Other operating expenses" in 2020 included the impact of the transformation of the operating model of Telefónica Mexico in certain pre-existing service contracts, amounting to 167 million euros (see Note 2).
“Taxes other than income tax” includes the outstanding credits related to the court decisions in favour of Telefónica Brasil which recognized the right to deduct the ICMS from the calculation base of the PIS and COFINS. The impact was 261 million euros reducing "Taxes other than income tax" in 2021 (see Note 25). In 2020, the court decision in favour of the Company had an impact of 75 million euros (see Note 12).
Purchases and other contractual commitments
The estimated payment schedule for purchases and other contractual commitments (non-cancelable without penalty cost) is as follows:

Millions of euros	Purchases and other contractual commitments
Less than 1 year	4,003
1 to 3 years	5,015
3 to 5 years	2,115
More than 5 years	1,690
Total	12,823

Commitments for short-term leases and low value leases amounted to 43 million euros as of December 31, 2021. In addition, lease collection commitments amounted to 10 million euros as of December 31, 2021.

Headcount
The table below presents the breakdown of the Telefónica Group’s average number of employees by fully consolidated segment (see Note 4) in 2021, 2020 and 2019, together with total headcount at December 31 each year.

	2021		2020		2019
	Average	Year-end	Average	Year-end	Average	Year-end
Telefónica Spain	22,872	22,976	22,992	22,978	25,338	23,081
Telefónica United Kingdom	2,884	—	6,501	6,318	6,940	6,861
Telefónica Germany	7,375	7,056	7,770	7,701	8,034	7,955
Telefónica Brazil	33,987	34,343	33,938	33,828	33,147	33,905
Telefónica Hispam	31,806	30,717	33,872	33,506	35,928	34,474
Other companies	8,852	9,058	8,109	8,466	8,638	8,328
Total	107,776	104,150	113,182	112,797	118,025	114,604
At December 31, 2021, approximately 38% of the final headcount are women (approximately 38% at December 31, 2020).
At December 31, 2021, the number of employees with disabilities is 1,347 (1,119 employees at December 31, 2020), of which 471 employees are in Spain (215 employees in 2020).
Depreciation and amortization
The breakdown of “Depreciation and amortization” on the consolidated income statement is as follows:

Millions of euros	2021	2020	2019
Property, plant and equipment (Note 8)	4,360	5,022	5,613
Intangible assets (Note 6)	2,388	2,735	3,248
Rights of use (Note 9)	1,649	1,602	1,721
Total	8,397	9,359	10,582

The non-current assets of Telefónica Móviles El Salvador, Telefónica de Costa Rica, Telecommunications towers divisions of Telxius and Telefónica United Kingdom ceased to be amortized and depreciated for accounting purposes once they were reclassified as "Non-current assets and disposal groups held for sale" (see Notes 2 and 4).
Earnings per share
Basic earnings per share amounts are calculated by dividing (a) the profit for the year attributable to equity holders of the parent, adjusted for the net coupon corresponding to the undated deeply subordinated securities (see Note 17) by (b) the weighted average number of ordinary shares outstanding during the year.
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
Both basic and diluted earnings per share attributable to equity holders of the parent are calculated based on the following data:

Millions of euros	2021	2020	2019
Profit attributable to ordinary equity holders of the parent company	8,137	1,582	1,142
Adjustment for the coupon corresponding to perpetual subordinated obligations	(337)	(335)	(379)
Tax effect	84	84	97
Total profit attributable to ordinary equity holders of the parent for basic and diluted earnings per share	7,884	1,331	860

Number of shares (thousands)	2021	2020 (*)	2019 (*)
Weighted average number of ordinary shares for basic earnings per share (does not include treasury shares)	5,726,631	5,813,179	5,794,037
Telefónica, S.A. plans of rights over shares	10,098	6,590	4,766
Weighted average number of ordinary shares outstanding for diluted earnings per share (excluding treasury shares)	5,736,729	5,819,769	5,798,803
(*) Revised data.
For the purposes of calculating the earnings per share (basic and diluted) attributable to equity holders of the parent, the weighted average number of shares outstanding is retrospectively adjusted for transactions that have changed the number of shares outstanding without a corresponding change in resources, as if such transactions had occurred at the beginning of the earliest period presented. Such is the case of the bonus share issues carried out to meet the scrip dividend (see Note 17).
Thus, basic and diluted earnings per share attributable to equity holders of the parent are as follows:

Earnings per share (euros)	2021	2020	2019
Basic	1.38	0.23	0.15
Diluted	1.37	0.23	0.15

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
The number of shares to deliver depend (i) 50% on achievement of the total shareholder return ("TSR") objective for shares of Telefónica, S.A. with regard to the TSRs of a comparison group made up of companies of the telecommunication sector, weighted by its relevance for Telefónica, and (ii) 50% on the generation of free cash flow of Telefónica Group ("FCF").
The plan has a duration of five years and is divided into three cycles of three years each. The first cycle commenced in 2018 and finalized on December 31, 2020. The maximum number of shares assigned to this cycle of the plan was 8,466,996, assigned as of January 1, 2018 with a unit fair value of 6.4631 euros per share for FCF objective and 4.516 euros for TSR. As of December 31, 2020 the number of outstanding shares was 7,093,162. Once considered the target fulfillment levels for 2018, 2019, and 2020, a weighted achievement ratio of 50% was reached. Performance assessment was carried out based on the evolution of the stock price and on the audited results of the Company.
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
The second cycle commenced in 2019 and finalized on December 31, 2021, with delivery of the respective shares in 2022. The maximum number of shares assigned to this cycle of the plan was 9,471,489 with a unit fair value of 6.1436 euros per share for FCF objective and 4.4394 euros for TSR. As of December 31, 2021 the number of outstanding shares was 7,494,896. Once considered the target fulfillment levels for 2019, 2020, and 2021, a weighted achievement ratio of 50% was reached. Performance assessment has been carried out based on the evolution of the stock price and on the audited results of the Company.
In 2020 the third cycle commenced, and it will be finalized on December 31, 2022, with delivery of the respective shares in 2023. The maximum number of shares assigned to this cycle of the plan was 5,346,508 and the outstanding shares at December 31, 2021 was 4,903,728, with the following breakdown:

Third cycle	No. of shares assigned	Outstanding shares at 12/31/2021	Unit fair value (euros)
TSR Objective	2,673,254	2,451,864	1.64
FCF Objective	2,673,254	2,451,864	3.21
Long-term incentive plan based on Telefónica, S.A. shares: Performance Share Plan 2021-2025
At the General Shareholders’ Meeting held on April 23, 2021, a long-term incentive plan was approved, consisting of the delivery of shares of Telefónica, S.A. aimed at senior executive officers of the Telefónica Group, including the Executive Directors of Telefónica, S.A. The plan consists of the delivery to the participants of a certain number of shares of Telefónica, S.A. based on compliance with the objectives established for each of the cycles into which the plan is divided.
The number of shares to deliver depend (i) 50% on achievement of the total shareholder return ("TSR") objective for shares of Telefónica, S.A. with regard to the TSRs of a comparison group made up of companies of the telecommunication sector, weighted by its relevance for Telefónica, (ii) 40% on the generation of free cash flow of Telefónica Group ("FCF"), and (iii) 10% on CO2 Emission Neutralization, in line with the goal set by the Company to reach zero net emissions by 2025.
The plan has a duration of five years and is divided into three cycles of three years each. The first cycle commenced in 2021, with delivery of the respective shares in 2024. The maximum number of shares assigned to this cycle of the plan was 19,425,499 and the outstanding shares at December 31, 2021 was 19,216,398, with the following breakdown:

First cycle	No. of shares assigned	Outstanding shares at 12/31/2021	Unit fair value (euros)
TSR Objective	9,712,750	9,608,199	2.64
FCF Objective	7,770,200	7,686,559	3.15
CO2 E.N. Objective	1,942,550	1,921,640	3.15
Long-term incentive plan based on Telefónica, S.A. shares: “Talent for the Future Share Plan 2018-2022” (TFSP)
At its meeting on June 8, 2018, the Telefónica, S.A.'s Board of Directors agreed to launch the long-term incentive plan "Talent for the Future Share Plan".
The term of this plan is five years and it is divided into three cycles. As in the case of the Performance Share Plan 2018-2022 described above, the number of shares to deliver will depend (i) 50% on achievement of the total shareholder return ("TSR") objective for shares of Telefónica, S.A. and (ii) 50% on the generation of free cash flow of the Telefónica Group ("FCF").
The first cycle commenced in 2018 and finalized on December 31, 2020. The maximum number of shares assigned to this cycle of the plan was 787,500, assigned as of January 1, 2018 with a unit fair value of 6.4631 euros per share for FCF objective and 4.516 euros for TSR. As of December 31, 2020 the number of outstanding shares was

691,750. Once considered the target fulfillment levels for 2018, 2019, and 2020, a weighted achievement ratio of 50% was reached. Performance assessment was carried out based on the evolution of the stock price and on the audited results of the Company.
The second cycle commenced in 2019 and finalized on December 31, 2021. The maximum number of shares assigned to this cycle of the plan was 812,000, assigned as of January 1, 2019 with a unit fair value of 6.1436 euros per share for FCF objective and 4.4394 euros for TSR. As of December 31, 2021 the number of outstanding shares was 690,750. Once considered the target fulfillment levels for 2019, 2020, and 2021, a weighted achievement ratio of 50% was reached. Performance assessment was carried out based on the evolution of the stock price and on the audited results of the Company.

In 2020 the third and last cycle commenced, and it will be finalized on December 31, 2022, with delivery of the respective shares in 2023. The maximum number of shares assigned to this cycle of the plan was 897,400 shares and the outstanding shares at December 31, 2021 836,200, with the following breakdown:

Third cycle	No. of shares assigned	Outstanding shares at 12/31/2021	Unit fair value (euros)
TSR Objective	448,700	418,100	1.64
FCF Objective	448,700	418,100	3.21
Long-term incentive plan based on Telefónica, S.A. shares: “Talent for the Future Share Plan 2021-2025” (TFSP)
At its meeting on March 17, 2021, the Telefónica, S.A.'s Board of Directors agreed to launch a new installment of the long-term incentive plan "Talent for the Future Share Plan".
The term of this plan is also five years and it is divided into three cycles. As in the case of the Performance Share Plan 2021-2025 described above, the number of shares to deliver will depend (i) 50% on achievement of the total shareholder return ("TSR") objective for shares of Telefónica, S.A. with regard to the TSRs of a comparison group made up of companies of the telecommunication sector, weighted by its relevance for Telefónica, (ii) 40% on the generation of free cash flow of Telefónica Group ("FCF"), and (iii) 10% on CO2 Emission Neutralization, in line with the goal set by the Company to reach zero net emissions by 2025.
The first cycle commenced in 2021, with delivery of the respective shares in 2024. The maximum number of shares assigned to this cycle of the plan was 1,751,500 and the outstanding shares at December 31, 2021 was 1,745,500, with the following breakdown:

First cycle	No. of shares assigned	Outstanding shares at 12/31/2021	Unit fair value (euros)
TSR Objective	875,750	872,750	2.64
FCF Objective	700,600	698,200	3.15
CO2 E.N. Objective	175,150	174,550	3.15
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
The purchase period commenced in August 2019 and finalized in July 2020. In July 2021 the vesting period of the plan ended. More of 15,800 employees that had registered for the plan at that moment received 1,853,966 free shares from Telefónica, valued at around 7.3 million euros at the time of the delivery.

Note 28. Cash flow detail
Net cash flow provided by operating activities
The detail of net cash flow provided by operating activities is the following:

Millions of euros	2021	2020	2019
Cash received from operations	46,415	51,353	57,699
Cash paid from operations	(34,379)	(36,477)	(41,224)
Cash paid to suppliers	(29,236)	(31,080)	(35,450)
Cash paid to employees	(4,299)	(4,434)	(4,934)
Payments related to cancellation of commitments	(844)	(963)	(840)
Net payments of interest and other financial expenses net of dividends received	(1,309)	(1,171)	(1,725)
Net interest and other financial expenses paid	(1,519)	(1,193)	(1,754)
Dividends received	210	22	29
Taxes proceeds / (payments)	(459)	(509)	272
Net cash flow provided by operating activities	10,268	13,196	15,022
In 2021, a dividend which amounted to 161 million pounds was received from VMED O2 UK ( equivalent to 187 million euros (see Note 10).
Net cash flow used in investing activities
The following is a detail of the items comprising the net cash flow used in investing activities.

Millions of euros	2021	2020	2019
Proceeds from the sale in property, plant and equipment and intangible assets	564	509	751
Payments on investments in property, plant and equipment and intangible assets	(6,728)	(7,529)	(8,410)
(Payments on investments)/proceeds from the sale in property, plant and equipment and intangible assets, net	(6,164)	(7,020)	(7,659)
Payments for non-financed spectrum in 2021 totaled 999 million euros, mainly due to the payment of 521 million euros for Telefónica United Kingdom, 343 million euros for Telefónica Spain and 131 million euros for Telefónica Chile.
Payments for non-financed spectrum in 2020 totaled 125 million euros, mainly due to the payment of 114 million euros for Telefónica United Kingdom.

Millions of euros	2021	2020	2019
Constitution of VMED O2 UK (1) (Note 2)	5,872	—	—
Sale of Telecommunications towers divisions of Telxius (Note 2)	7,434	—	—
Tax associated with the sale of the tower division of Telxius (Note 25)	(917)	—	—
Sale of Telefónica de Costa Rica (Note 2)	442	—	—
Sale of InfraCo, SpA (Note 2)	479	—	—
Sale of Seguros de Vida y Pensiones Antares, S.A.	—	—	151
Sale of Telefónica Móviles Guatemala, S.A.	—	—	270
Sale of Telefonía Celular de Nicaragua, S.A.	—	—	342
Sale of Telefónica Móviles Panamá, S.A.	—	—	519
Sale of data center businesses	—	—	515
Deferred collection sale of T.Ireland	35	—	—
Tax associated with the sales of operating businesses in Guatemala, Nicaragua and Panamá in Telefónica Centroamérica Inversiones, S.L.	—	71	(83)
Others	24	10	9
Proceeds on disposals of companies, net of cash and cash equivalents disposed	13,369	81	1,723
Cancom Acquisition (Note 5)	(374)	—	—
UGG TopCo GmbH	(27)	—	—
Others	(13)	(79)	(12)
Payments on investments in companies, net of cash and cash equivalents acquired	(414)	(79)	(12)
(1) Cash received (see Note 2) less: (i) Cash and cash equivalents of Telefonica UK at the date of its exit from the scope of consolidation, and (ii) payments made in 2021 to the O2 UK pension plan and other expenses (see Note 29.c).

Millions of euros	2021	2020	2019
Collateral guarantees on derivatives	1,897	2,224	1,793
Legal deposits	125	63	11
Others	141	21	31
Proceeds on financial investments not included under cash equivalents	2,163	2,308	1,835
Legal deposits	(7)	—	(33)
Collateral guarantees on derivatives of Telefónica, S.A.	(1,228)	(3,251)	(947)
Investment in funds shares of Telefónica Brasil	(117)	—	—
Capital increase in PRISA	—	—	(15)
Others	(122)	(46)	(137)
Payments on financial investments not included under cash equivalents	(1,474)	(3,297)	(1,132)

Net cash flow used in financing activities
The following is a detail of the items comprising the net cash flow used in financing activities.

Millions of euros	2021	2020	2019
Dividends paid to the shareholders of Telefónica, S.A. (*)	(617)	(825)	(2,056)
Payments to non-controlling interests of Telefônica Brasil, S.A.	(198)	(227)	(352)
Payments to non-controlling interests of Telefónica Deutschland Holding, A.G.	(165)	(156)	(247)
Payments to non-controlling interests of Telefónica Centroamérica Inversiones, S.L.	—	(39)	—
Payments to non-controlling interests of Telecommunications towers divisions of Telxius	(2,603)	—	—
Payments to non-controlling interests of Telxius Telecom, S.A.	(42)	(44)	(86)
Others	(5)	(5)	(1)
Dividends paid (see Note 17)	(3,630)	(1,296)	(2,742)
Share capital increase Pontel and Telxius (see Note 17.i)	—	323	—
Own shares purchase of Telefónica Brasil	(78)	—	—
Own shares purchase of Telefónica Deutschland	(51)	—	—
Transactions carried out by Telefónica, S.A. (see Note 17)	(478)	(217)	(86)
Telefónica Centroamérica Inversiones, S.L. share premium (ECPN.) refund related to the sale of T. Guatemala, T. Nicaragua and T. Panama	—	—	(414)
Others	3	(6)	(4)
(Payments)/proceeds of treasury shares and other operations with shareholders and with minority interests	(604)	(223)	(504)
Issuance of undated deeply subordinated securities (Note 17)	1,750	500	1,800
Acquisition of undated deeply subordinated securities (Note 17)	(1,750)	(385)	(935)
Payment of undated deeply subordinated securities (Note 17)	—	(808)	(118)
Payment of the coupon related to the issuances of undated deeply subordinated securities issued (see Note 17)	(354)	(327)	(357)
Operations with other equity holders	(354)	(1,020)	390
(*) This amount differs from that indicated in Note 17 because of withholding taxes deducted in the payment to certain major shareholders in accordance with current legislation.

Millions of euros	2021	2020	2019
Issued under the EMTN program of Telefónica Emisiones, S.A.U. (see Appendix III) (*)	—	3,500	2,500
Issued under the SHELF program of Telefónica Emisiones, S.A.U. (see Appendix III) (*)	—	—	1,113
Issuance of Telefónica Móviles Chile (see Appendix III)	535	—	—
Issuance of Telefónica del Perú, S.A.A. (*)	—	—	457
Issuance of Colombia Telecomunicaciones S.A, E.S.P.	—	408	—
Others	26	103	116
Proceeds on issue of debentures and bonds, and other debts	561	4,011	4,186
Disposal bilateral loans of Telefónica, S.A. (see Note 18)	200	350	200
Syndicated provision of 750 million euros by Telefónica Germany GmbH (see Note 18)	750	—	—
Syndicated bilateral loan of Telxius Telecom, S.A.	—	—	150
Settlement of nominal value of gross debt hedging derivatives	—	1,119	153
Disposal bilateral loans and syndicated loan of Colombia Telecomunicaciones, S.A, E.S.P.	—	436	—
Others	2,135	2,611	1,199
Proceeds on loans, borrowings and promissory notes (see Appendix V)	3,085	4,516	1,702
Repayments of debentures and bonds, and other debts	(5,847)	(6,728)	(3,653)
Syndicated amortization by Telefónica, S.A.	(750)	—	—
Syndicated amortization by Telefónica Colombia	(200)	—	—
Amortization bilateral loans of Telefónica, S.A.	—	—	(1,835)
Amortization of structured financing of Telefónica Europe B.V.	—	—	(1,500)
Settlement of nominal value of amortized debt hedging derivatives	(34)	(139)	(148)
Others	(3,162)	(2,713)	(2,873)
Repayments of loans, borrowings and promissory notes (see Appendix V)	(4,146)	(2,852)	(6,356)
Lease principal payments (Note 20)	(1,782)	(1,787)	(1,518)
Financed spectrum licenses payments (Note 21)	(57)	(60)	(59)
Payments for investments in spectrum use licenses financed without explicit interest (Notes 2 and 21)	(108)	(87)	(87)
Payments to suppliers with extended payment terms (Note 18)	(108)	(235)	(380)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(273)	(382)	(526)
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
The contingencies arising from the litigation and commitments described below were evaluated (see Note 3.n) when the consolidated financial statements for the year ended December 31, 2021 were prepared. The provisions recorded in respect of the commitments taken as a whole are not material.
The following unresolved legal proceedings or those underway in 2021 are highlighted (see Note 25 for details of tax-related cases):
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
On December 13, 2017, the General Court dismissed the appeal filed by Telefónica. The European Commission, which was urged to recalculate the amount of the fine in the judgment of the General Court of June 2016, issued a resolution on January 25, 2022, imposing a fine of 67 million euros on Telefónica. The Company is currently analyzing this resolution.
Decision by the High Court regarding the acquisition by Telefónica of shares in Český Telecom by way of a tender offer
Venten Management Limited ("Venten") and Lexburg Enterprises Limited ("Lexburg") were non-controlling shareholders of Český Telecom. In September 2005, both companies sold their shares to Telefónica in a mandatory tender offer. Subsequently, Venten and Lexburg, in 2006 and 2009, respectively, filed actions against Telefónica claiming a higher price than the price for which they sold their shares in the mandatory tender offer.
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
In December 2021, the High Court of Prague confirmed its appointment of an expert in order to produce a new expert report to assess the reliability of market-based price criteria used in the mandatory tender offer and further technical issues discussed in this litigation, including a new discounted cashflow valuation of the shares of Český Telecom in 2005.
Appeal against the resolution of ANATEL to sanction Telefónica Brasil for breaches of the Fixed Telephony Regulation
In May 2018, Telefónica filed a judicial action for annulment against a resolution issued by ANATEL (the National Telecommunications Agency of Brazil) in March 2018 concluding the PADO (“Processo Administrativo para Apuração de Descumprimento de Obrigações” or Administrative Process for Determination of Non-compliance with Obligations) investigating alleged infractions of the Fixed Telephony Regulation by Telefónica Brasil.
This PADO investigation had been suspended during the negotiations of the TAC (“Termo de Ajustamento de Conduta” or Conduct Adjustment Term) between Telefónica and ANATEL relating to this and certain other PADO investigations. Since the negotiations concluded without agreement, the suspended PADO sanctioning procedures were reactivated and finalized.
In its resolution of March 2018, ANATEL considered that Telefónica Brasil committed several infractions, specifically those related to the inadequate notice of suspension of services to defaulting users, the terms of reactivation of services after payment of outstanding amounts by defaulting users and the disagreement with the terms of refunds claimed by users of the services.
The fine imposed by ANATEL and appealed by Telefónica Brasil is approximately 211 million Brazilian reals (approximately 33 million euros), which amounted to approximately 531 million Brazilian reals after currency value updates and accrued interest as of December 31, 2021 (approximately 84 million euros).
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

On November 2, 2020, Telefónica presented its response to Colombia's reply.
After the hearing held in April 2021, on July 27, 2021 the hearing of closing arguments was held, and the parties are awaiting the issuance of the arbitration award.
Telefónica's lawsuit against Millicom International Cellular for default in the sale of Telefónica de Costa Rica
Telefónica, S.A. (Telefónica) and Millicom International Cellular, S.A. (Millicom) reached an agreement on February 20, 2019 for the purchase and sale of the entire capital stock of Telefónica de Costa Rica TC, S.A.
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
On January 5, 2021, the Motion to Dismiss filed by Millicom in June 2020 was dismissed by the New York Supreme Court.
ICSID Arbitration Telefónica, S.A. vs. Republic of Peru
On February 5, 2021, Telefónica filed a request for arbitration against the Republic of Peru at the ICSID, which was formally registered on March 12, 2021.
Telefónica bases its claims on the Agreement for the Promotion and Reciprocal Protection of Investments between the Kingdom of Spain and the Republic of Peru ("APRPI") signed on November 17, 1994. Telefónica argues that the Peruvian tax administration (called Superintendencia Nacional de Aduanas y de Administración Tributaria, known as "SUNAT") and other state bodies have failed to comply with the obligations established in the APRPI, including by adopting arbitrary and discriminatory actions.
It is requested that the defendant be ordered to fully compensate Telefónica for all damages suffered.
The Arbitration Court is currently being constituted.
Appeal against the ANATEL resolution on the calculation of amounts for the renewal of radio frequencies in Brazil associated with the provision of the personal mobile services
In 2013, Telefónica Brasil filed a lawsuit against the resolution of ANATEL which sets forth the calculation of the amount to be paid by Telefónica Brasil for the renewal of radio frequencies associated with the provision of personal mobile services (which has been granted to Telefónica Brasil for a period of fifteen years).
According to ANATEL the renewals, which must be carried out every two years, should be accompanied by a payment equivalent to 2% of all income derived from the provision of personal mobile services, while Telefónica Brasil believes that the calculation must be made with respect to the income derived from voice services only, which would exclude data services and interconnection revenues.
In February 2020, Telefónica Brasil filed an appeal before the Regional Federal Court of Brasilia after obtaining an unfavorable ruling in the Court of First Instance, which considered that the criteria defended by ANATEL was the one to be followed.

As of December 31, 2021, the amount under litigation was 778 million Brazilian reais (123 million euros based on the exchange rate of such date), resulting from the method of calculation of ANATEL that has been appealed.
UK High Court claim by Phones 4 U Limited against various mobile network operators and other companies, among others, Telefónica, S.A., Telefonica O2 Holdings Limited and Telefonica UK Limited
In late 2018, Phones 4U Limited (in administration) (“P4U”) commenced a claim in the English High Court in London against various mobile network operators: Everything Everywhere, Deutsche Telekom, Orange, Vodafone, Telefónica, S.A., Telefonica O2 Holdings Limited and Telefonica UK Limited (together the “Defendants”).
P4U carried on a business of selling mobile phones and connections to the public, such connections being supplied by mobile network operators including the Defendants. In 2013 and 2014, the Defendants declined to extend and / or terminated their contracts to supply connections to P4U.
P4U went into administration in September 2014.
P4U alleges that the Defendants ceased to supply connections because they had colluded between themselves in contravention of the United Kingdom and the European Union competition laws and asserts that it has a basis to claim damages for breach of competition law by all the Defendants. The Defendants deny all P4U’s allegations.
The claim commenced on December 18, 2018 by P4U. The Defendants filed their initial Defences in the course of April and May 2019, with P4U filing replies on October 18, 2019. The first case management conference took place on March 2, 2020.
The first trial will be heard in the Competition List of the Chancery Division of the English High Court and is listed to take place from May 16, 2022 to July 29, 2022.
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
c) Commitments
Agreement related to the Sale of Customer Relationship Management (“CRM”) Business, Atento
As a result of the sale agreement of Atento by Telefónica, announced on October 12, 2012, and ratified on December 12, 2012, both companies signed a Master Service Agreement which regulates Atento’s relationship with the Telefónica Group as a service provider for a period of nine years and which has been amended on May 16, 2014, November 8, 2016, May 11, 2018, November 28, 2019 and February 4, 2022. The term of the agreement was extended for Spain and Brazil in November 2016, for two additional years until the end of 2023, and for Latin America in February 2022, for one additional year until the end of 2022.
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
Investment Framework Agreement between the shareholders of Colombia Telecomunicaciones, S.A. ESP BIC - Sale of shares
Pursuant to the Framework Investment Agreement entered into between the shareholders of Colombia Telecomunicaciones, S.A. ESP BIC (a) if Telefónica decides to dispose or transfer of all or part of its shareholding in Colombia Telecomunicaciones, S.A. ESP BIC to third parties, Telefónica commits that: (i) the acquirer or transferee will be obliged to adhere to the Framework Investment Agreement; and (ii) that the acquirer or transferee will be obliged to present an offer to purchase all of the shares in Colombia Telecomunicaciones, S.A. ESP BIC held by the Colombian Government (that amounts to 32.5% of the share capital) at the same price and under the same terms and conditions negotiated with Telefónica and through the procedure established by Law 226 of 1995 for the disposal of shares held by public entities and, (b) if the Colombian Government transfer its shares in Colombia Telecomunicaciones, S.A. ESP BIC under certain circumstances, the Strategic Partner shall subscribe with the acquirer of the shares a new shareholders agreement which will have to be then negotiated by the parties and which, as the case may be, will include some of the rights currently held by the Colombian Government under the Framework Investment Agreement currently in force.
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
On March 31, 2021 an amendment of the master services agreement with IBM for the outsourcing of economic-financial and HR activities and functions to be provided to the Telefónica Group was subscribed. By virtue of this amendment the term may be extended for those adhered companies that decide to extend their services beyond the initial term.
Commitments derived from the agreements reached for the acquisition of football (soccer) related rights between Telefónica (through its affiliate Telefónica Audiovisual Digital, S.L.U.) and LaLiga and UEFA
On June 25, 2018, Telefónica was provisionally awarded with the broadcasting rights for all football (soccer) matches of the Spanish First Division Football League National Championship in the residential subscribers market for exploitation on pay television for the 2019-2022 cycle (packages 4 and 5 of the auction called by the Professional Football League). The definitive agreements were signed on July 5, 2018.
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
On July 2, 2020 Telefónica signed an agreement for acquiring the exclusive media rights in Spain of UEFA Champions League and UEFA Europa League, as well as the UEFA Europa Conference League (a new competition to be separated from the UEFA Europa League) and UEFA Youth League, for the next cycle comprising seasons 2021/22, 2022/23 and 2023/2024, after the expiration of the agreement with Mediapro of June 28, 2018 for previous cycle 2018/2019 to 2020/2021.
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
The total award price for all competitions amounted to 975 million euros (i.e. 325 million euros for each of the seasons 2021/22, 2022/23 and 2023/2024) which is less than the license fees paid for the previous cycle and without any year-to-year increase.
On December 13, 2021, Telefónica was provisionally awarded the exclusive broadcasting rights of five matches per matchday of the Campeonato Nacional de Liga de Primera División (“LaLiga”), for pay television in the residential market, in Spain. Telefónica will have the first pick in 18 matchdays of each season and second pick in 17 matchdays, including "El Clásico" of the second round (Option D bis, Lot D.1 bis).
Likewise, Telefónica has been awarded the exclusive broadcasting rights of three matchdays, which contain ten matches each matchday, including matches of Real Madrid C.F., F.C. Barcelona and Club Atlético de Madrid against the six first classified of the previous season; and Valencia C.F., Athletic Club de Bilbao or Real Betis Balompié, if they were not among the aforementioned first classified (Option D bis, Lot D.3 bis).
The award includes the cycle 2022/2023 to 2026/2027 although the 2025/2026 and 2026/2027 seasons are subject to the CNMC lifting or modifying the resolution that limits the maximum duration of the contracts entered into by Telefónica for the acquisition of sports rights (Expte. VC/0612/14).
The award has been made at a price of 520 million euros for each of the seasons.
The award was subject to the execution of an agreement between Telefónica and LaLiga with the remaining terms and requirements established in the LaLiga tender, that was signed on January 19, 2022.
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
Contracts for the provision of IT services with Nabiax
In 2019 Telefónica, S.A. signed an agreement for the sale of a portfolio of eleven data center businesses to a company (hereinafter "Nabiax") controlled by Asterion Industrial Partners SGEIC, S.A.
At the same time as this sale, agreements were entered into with Nabiax to provide housing services to the Telefónica Group, allowing Telefónica to continue providing housing services to its customers, in accordance with its previous commitments. Such service provision agreements have an initial term of ten years and include minimum consumption commitments in terms of capacity. These commitments are consistent with the Group's expected consumption volumes, while prices are subject to review mechanisms based on inflation and market reality.
On May 7, 2021, Asterion Industrial Partners SGEIC, S.A. and Telefónica Infra, the infrastructure unit of the Telefónica Group ("T. Infra"), reached an agreement for the contribution to Nabiax of four additional data centers owned by the Telefónica Group (two of them located in Spain and two in Chile). In exchange for the contribution of these four data centers, T. Infra will receive a 20% equity stake in Nabiax. Once the relevant authorizations and other conditions precedent to the contribution of the two data centers located in Spain were obtained, the partial closing of the transaction took place as of July 21, 2021, whereby Telefónica Group contributed those data centers to Nabiax, with T. Infra receiving in exchange a 13.94% stake in Nabiax at this stage. The agreement was complemented by the signing of a contract for the provision to Telefónica of housing services from those two data centers under terms and conditions equivalent to those established in the transaction executed in 2019, for an initial period of ten years.
Once the conditions related to the contribution of the two data centers located in Chile have been fulfilled and the same has been executed, T. Infra's stake in Nabiax will reach 20%. In this case, the contribution will also be complemented by the signing of a contract for the provision to Telefónica of housing services from these additional two data centers on similar terms as those indicated above.
50:50 joint venture with Liberty Global for the combination of both groups' businesses in the United Kingdom
On May 7, 2020, Telefónica agreed to enter into a joint venture with Liberty Global plc ("Liberty Global") pursuant to a contribution agreement between Telefónica, Telefonica O2 Holdings Limited, Liberty Global, Liberty Global Europe 2 Limited and a newly formed entity of which, after closing, each of Telefónica and Liberty Global would hold 50% of its share capital named VMED O2 UK Limited (as amended, the "Contribution Agreement").
After having obtained the clearance from the Competition and Market Authority (the antitrust authority in the UK) to complete this transaction and having fulfilled all the other pre-closing conditions included in the Contribution Agreement, the transaction was completed on June 1, 2021. As from such date, Telefónica and Liberty Global each holds an equal number of shares in VMED O2 UK Limited; after: (i) Telefónica having contributed to VMED O2 UK Limited its O2 mobile business in the United Kingdom and (ii) Liberty Global having contributed its Virgin Media business in the United Kingdom to VMED O2 UK Limited.
The corporate governance of VMED O2 UK Limited is regulated by a shareholders' agreement, which was entered into by the parties to the Contribution Agreement on June 1, 2021 (the "Shareholders' Agreement"). The Shareholders' Agreement provides that each of Telefónica and Liberty Global will designate four of the eight members of the Board of Directors of VMED O2 UK Limited, contains provisions regulating the management of VMED O2 UK Limited, the procedure to pass resolutions on certain reserved matters and distributions to shareholders, and customary non-solicitation, non-compete and information sharing provisions. Likewise, the

Shareholders' Agreement provides that each of Telefónica or Liberty Global will have the right to initiate an initial public offering (IPO) of VMED O2 UK Limited after the third (3rd) anniversary of the closing of the transaction, with the opportunity for the other shareholder to sell shares in the IPO on a pro rata basis. The Shareholders’ Agreement also includes general restrictions on transfers of interests in VMED O2 UK Limited until the third (3rd) anniversary of the closing of the transaction, subject to certain limited exceptions. After third (3rd) anniversary of the closing of the transaction, any of the shareholders may send a notice to the other shareholder to initiate an IPO process as set forth in the Shareholders’ Agreement, and after the fifth (5th) anniversary, each shareholder will be able to initiate a sale of VMED O2 UK Limited to a third party in accordance with certain drag procedures, subject to a right of first offer in favor of the other shareholder.
On the date of closing of the transaction, Telefónica, Liberty Global, and certain companies belonging to each shareholder’s corporate group entered into certain services, reverse services, licensing and data protection agreements with VMED O2 UK Limited and certain entities belonging to VMED O2 UK Limited group. In particular, Telefónica and Liberty Global agreed that each shareholder’s group would provide certain services, either on a transitional or ongoing basis to VMED O2 UK Limited and its group and that, for a limited period of time, VMED O2 UK Limited would also provide certain reverse services to specific companies belonging to the corporate group of each of its shareholders.
Pursuant to the terms of the above referred services agreements, the transitional services that are to be provided by the Telefónica Group to VMED O2 UK Limited shall be provided for terms ranging from 7 to 24 months while the ongoing services that are to be provided by the Telefónica Group to VMED O2 UK Limited will be provided for a period of two to six years, depending on the service. The services provided by the Telefonica Group to VMED O2 UK Limited consist primarily of technology and telecommunication services that will be used by or will otherwise benefit VMED O2 UK Limited. In addition to providing VMED O2 UK Limited with such services, the mobile operators of the Telefonica Group and VMED O2 UK Limited will maintain their roaming commercial relationships in order to reciprocally provide roaming services for their respective customers.
Likewise, as of closing of the transaction Telefónica granted certain trademark license agreements to VMED O2 UK Limited (the “VMED O2 UK Limited Trademark Licenses”). Pursuant to the VMED O2 UK Limited Trademark Licenses, Telefonica Group licensed the use of Telefónica and O2 brand rights to VMED O2 UK Limited.
Additionally, at the date of closing of this transaction, Telefonica UK Limited entered into a recovery plan together with the trustee of the Telefonica UK pension plan. Such recovery plan and the Contribution Agreement set forth the obligation of Telefonica UK Limited to carry out certain payments during 2021 and 2022 in respect of agreed deficit-repair pension contributions due to the Telefonica UK Pension Plan.
In December 2021, Telefónica and Liberty Global reached an agreement on the amount for the post-completion equalization adjustment–pursuant to the calculation rules set out in Schedule 10 of the Contribution Agreement. Post payment of the related amount, Telefónica has received proceeds in connection with the transaction (i.e., excluding dividends from the ordinary course of business) amounting to 5,376 million pounds sterling (equivalent to 6,234 million euros at the transaction day).
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

•Spectrum: 43MHz as a national weighted average based on population (approximately 46% of UPI Mobile Assets’ radiofrequencies). The division of frequencies among the Buyers conforms strictly to the spectrum limits established by ANATEL; and
•Infrastructure: including agreements for the use of approximately 2,700 mobile access sites (corresponding to approximately 19% of UPI Mobile Assets’ total sites).
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
The total consideration agreed to be paid by the Buyers under the Oi Agreement amounts to: (i) 16,500 million Brazilian reais (approximately 2,610 million euros as of December 31, 2021), of which 15,744 million Brazilian reais (approximately 2,491 million euros as of December 31, 2021) comprises the base purchase price and 756 million Brazilian reais (approximately 120 million euros as of December 31, 2021) relates to amounts to be paid as consideration for transitional services to be rendered by the Oi Group to the Buyers for a period of up to twelve months, under a transitional services agreement to be entered into among the parties, or the “Transitional Services Agreement”; and (ii) 819 million Brazilian reais (approximately 130 million euros as of December 31, 2021), as consideration for services to be rendered by the Oi Group to the Buyers under a take-or-pay data transmission capacity agreement to be entered into among the parties, or the “Capacity Agreement”.
Subject to the terms, conditions and payment schedule agreed upon between Oi Group and the Buyers, the consideration owed by the Buyers to Oi will be paid upon effectiveness of the transaction, which will occur on the date of the execution of the Transitional Services Agreement. Under the terms of the Oi Agreement, Telefónica Brasil will disburse an amount corresponding to 1/3 of the total consideration, equivalent to approximately 5,500 million Brazilian reais (approximately 870 million euros as of December 31, 2021).
The completion of the acquisition is also subject to certain conditions precedent usually applicable to this type of transaction and set forth in the Oi Agreement, such as the prior consent of ANATEL and approval by the Brazilian competition authority (CADE), as well as, if applicable, the approval by the general shareholders’ meeting of Telefónica Brasil, under the terms of article 256 of the Brazilian Corporations Law. On January 31, 2022, ANATEL granted its consent, subject to the parties' commitment to comply with certain conditions and on January 9, 2022, CADE approved the transaction, subject also to the parties' commitment to comply with certain conditions.
As of the date of these consolidated financial statements, the closing of the transaction has not yet taken place.
Investment Agreement with Allianz and Telefónica Germany
On October 29, 2020, Telefónica Infra Germany GmbH (“TEF Infra Germany”, a subsidiary indirectly wholly-owned by Telefónica through Telefónica Infra, S.L.U.) entered into an investment agreement (and related contracts, including a partners’ agreement which sets forth the principles of corporate governance of the joint venture) with several entities belonging to the Allianz Group ("Allianz") and Telefónica Germany 1. Beteiligungsgesellschaft mbH (a subsidiary wholly-owned by Telefónica Germany GmbH & Co. OHG) (“TEF Germany”) for the creation of a joint venture to deploy Fiber-to-the-Home (FTTH) in Germany, pursuant to which TEF Infra Germany and TEF Germany conditionally agreed to invest up to 500 million euros equity in total (400 million euros by TEF Infra Germany and 100 million euros by TEF Germany) and Allianz conditionally agreed to invest up to 1,000 million euros through different sources of funding over a six year period.
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
CTIL was formed in 2012 through the consolidation of both Telefónica U.K. and Vodafone U.K.’s existing basic network infrastructure, including towers and masts, which were transferred to the joint operation. CTIL currently operates c.14,200 macro sites with a 2.0x tenancy ratio (including active sharing) and c.1,400 micro sites. CTIL also provides management services for the anchor tenants for a further c.5,100 third party sites where their active equipment is deployed. Telefónica's stake in CTIL is currently held through VMED O2 UK Limited, the joint venture between Telefonica and Liberty Global plc in the United Kingdom.
The new agreements do not materially impact existing network agreements and will continue to allow CTIL to primarily serve its shareholders as well as some third parties.
Transaction between Colombia Telecomunicaciones S.A. ESP BIC and Kohlberg Kravis Roberts (“KKR”)
On July 16, 2021, Colombia Telecomunicaciones S.A. ESP BIC and KKR entered into an agreement to sign the following contracts:
(i) An assets purchase agreement for the fiber optic assets owned by Colombia Telecomunicaciones S.A. ESP BIC with a Colombian company controlled by KKR (InfraCo, SpA), in consideration for an initial payment of 320 million U.S. dollars, which may be subject to post-closing adjustments under usual conditions for this type of operation. As well as a subsequent payment, consisting of the possibility of receiving a higher consideration from its result in network deployment activities, for an amount of up to an additional 100 million U.S. dollars.
(ii) A contract through which Colombia Telecomunicaciones S.A. ESP BIC will acquire a 40% stake in a Spanish company controlled by KKR, which it holds the remaining 60%. The Colombia Telecomunicaciones S.A. ESP BIC´s contribution would be a portion of the consideration received from assets purchase agreement for the fiber optic assets.
(iii) Several commercial contracts between Colombia Telecomunicaciones S.A. ESP BIC and InfraCo, SpA for the provision of wholesale connectivity services by InfraCo, SpA to Colombia Telecomunicaciones S.A. ESP BIC, deployment of fiber optic network and other related services.
The signing of the contracts of numerals (i) and (iii), as well as the execution of the aforementioned operations contracts, was subject to the respective contractual provisions and to the obtaining of the necessary regulatory authorizations.
On January 11, 2022, after obtaining the necessary regulatory authorizations and meeting certain agreed conditions, the transaction was executed. Therefore, Colombia Telecomunicaciones S.A. ESP BIC executed the sale of fiber optic assets to Onnet Fibra Colombia S.A.S. (“Onnet”), a company with which it also entered into a series of commercial contracts by virtue of which (i) Onnet will provide wholesale connectivity services to Colombia Telecomunicaciones S.A. ESP BIC, and (ii) Colombia Telecomunicaciones S.A. ESP BIC will provide to Onnet fiber optic network deployment services and other related services. Simultaneously, Colombia Telecomunicaciones S.A. ESP BIC acquired shares equivalent to a 40% in Alamo HoldCo S.L., a Spanish company that owns 100% of Onnet's shares (see Note 31).
Agreement for the sale of Telefónica Móviles El Salvador
On October 14, 2021, Telefónica Centroamérica Inversiones, S.L. (60% of which is owned, directly and indirectly, by Telefónica and 40% of which is owned by Corporación Multi Inversiones) reached an agreement with General International Telecom Limited (an affiliate of the Atlántida Group, entities that financially supports the acquisition), for the sale of the entire share capital of Telefónica Móviles El Salvador, S.A. de C.V. ("Telefónica El Salvador") of which it is the owner (99.3%) for an amount (enterprise value) of 144 million U.S. dollars (approximately 125 million euros at the exchange rate as of the date of the agreement).
The closing of this transaction was subject to certain closing conditions, including the relevant regulatory approvals. The closing took place on January 13, 2022 (see Note 31).
d) Environmental matters

The commitment to protect the enviroment is part of the Company's general strategy and is the responsibility of the Board of Directors. The performance in this area is regularly supervised by the Board's Sustainability Committee and the Responsible Business Office, made up of the global areas which execute that strategy alongside the business units.
The Group has global environmental and energy management policies, acting at all levels of the organisation. The environment is a central issue throughout the Company, involving both operational and management areas as well as business and innovation areas. The carbon reduction targets are part of the variable remuneration of all the Company's employees, including the Board of Directors.
The Company's environmental and climate change risks are controlled and coordinated under the Telefónica Group's global risk management model, in accordance with the precautionary principle.
The major focal point of environmental risk is the high geographic dispersion of the infrastructure, which is controlled through environmental management based on uniform processes and certified according to the ISO 14001 standard.
We analyse the risks deriving from climate change in accordance with the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD).
In 2021, the Telefónica Group contracted, both locally and globally, several insurance programmes in order to mitigate the possible occurrence of an incident stemming from the risks of environmental liability and/or natural disasters, to guarantee the continuity of its activity.
Following the issue of green bonds and instruments in the last two years, 2021 again saw Telefónica pioneer the issue of the first sustainable hybrid instrument in the telecommunications sector. As part of the new Sustainable Financing Framework (SDG Framework), this hybrid bond is worth 1,000 million euros (see Note 17.c) and involves the financing of social projects. The Group also issued a second sustainable hybrid bond at the end of 2021, for a volume of 750 million euros (see Note 17.c), with the same structure in terms of the use of funds: projects with a positive environmental and social impact in Spain, Germany and Brazil. Environmental issues will focus on continuing the transformation of the network, replacing copper with fiber, which is more energy efficient and less prone to breaking down.
At the beginning of 2022 the main syndicated loan of the Telefónica Group was converted from conventional to sustainable for 5,500 million euros (see Note 31). The credit was linked to sustainability targets, such as reducing greenhouse gas emissions and increasing the number of women in executive positions.
Likewise, the Telefónica Spain signed four new long-term, renewable energy Power Purchase Agreements (PPA) for the period 2022-2031, which will cover 30% of the total consumption for the country, equivalent to 482 GWh per year for 10 years. These new agreements made it possible to achieve a total of 582 GWh of renewable electricity covered by PPAs in the Group's operations in Spain, covering 50% of the consumption of technical buildings.
e) Auditors’ fees
The services commissioned to the auditors meet the independence requirements stipulated by the Spanish Audit Law 22/2015, July 20, the US SEC rules and the Public Company Accounting Oversight Board (PCAOB).
The expenses accrued by the Group, in respect of the fees for services rendered to the various member firms of the PwC network, of which PricewaterhouseCoopers Auditores, S.L. ("PwC Auditores, S.L."), the auditors of Telefónica, S.A., forms part, amounted to 19.99 million euros and 22.86 million euros in 2021 and 2020, respectively.

The detail of these amounts is as follows:

	2021			2020
Millions of euros	PwC Auditores, S.L.	Other PwC	Total	PwC Auditores, S.L.	Other PwC	Total
Audit services	7.39	10.97	18.36	11.23	10.40	21.63
Audit-related services	0.82	0.81	1.63	0.62	0.61	1.23
Total	8.21	11.78	19.99	11.85	11.01	22.86
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
During the years 2021 and 2020, the Principal Auditor has not performed other services than the Audit services or the Audit-related services in the Group.
PwC Auditores, S.L., has provided the following services to the Group during the years 2021 and 2020: the individual and consolidated financial statements audit, reviews of interim financial statements, the integrated audit of the financial statements for the annual report Form 20-F to file with the US SEC, the internal control audit over the financial information to comply with the requirements of the Sarbanes-Oxley 2002 Act (Section 404), audit and reviews of financial statements in connection with financial transactions, the issuance of comfort letters, agreed financial reporting procedures and the verification of the non-financial information in the annual reports.
The expenses accrued to Other Audit Firms, other than those integrated in the international PwC network, that have provided audit services to companies included in the consolidation of the Group for the year 2021 have amounted to a total of 1.58 million euros (1.82 million euros in 2020), the detail of the audit services corresponds to 0.55 million euros (0.54 million euros in 2020).
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
In accordance with the foregoing, the shareholders acting at the Ordinary General Shareholders’ Meeting held on April 11, 2003 set at 6 million euros the maximum amount of annual gross compensation to be received by the Board of Directors as a fixed allotment and as attendance fees for attending the meetings of the Advisory or Control Committees of the Board of Directors. Thus, as regards fiscal year 2021, the total amount of compensation accrued by the Directors of Telefónica, in their capacity as such, was 3,101,101 euros for the fixed allocation and for attendance fees.
The compensation of the Directors of Telefónica in their capacity as members of the Board of Directors, of the Executive Commission and/or of the Advisory or Control Committees consists of a fixed amount payable monthly and of attendance fees for attending the meetings of the Advisory or Control Committees.
Set forth below are the amounts established in fiscal year 2021 as fixed amounts for belonging to the Board of Directors, the Executive Commission and the Advisory or Control Committees of Telefónica and the attendance fees for attending meetings of the Advisory or Control Committees of the Board of Directors:

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
Likewise, the fixed remuneration of 1,923,100 euros established for the 2022 financial year related to executive roles carried out by Executive Chairman, Mr. José María Álvarez-Pallete López is equal to that received in the previous six years (i.e. 2021, 2020, 2019, 2018, 2017 and 2016), which was set in his capacity as Chief Operating Officer, remaining invariably after his appointment as Chairman in 2016. This compensation is a 13.8% lower to the compensation established for the position of Executive Chairman prior to his appointment as such.
The fixed remuneration, for his executive roles, of 1,600,000 euros that the Chief Operating Officer (C.O.O.), Mr. Ángel Vilá Boix, has established for the 2022 financial year is equal to the one received in the years 2021, 2020 and 2019.
Individualized description
Appendix II provides an individual breakdown by item of the compensation and benefits that the members of the Board of Directors and of the Senior Management of the Company have accrued and/or received from Telefónica, S.A. and from other companies of the Telefónica Group during fiscal year 2021. Likewise, the compensation and benefits accrued and/or received, during such year, by the members of the Company's Senior Management are broken down.

Note 30. Operations classified as held for sale
The breakdown of non-current assets and disposal groups held for sale and liabilities associated at December 31, 2021 and December 31, 2020 is as follows:

2021
Millions of euros	Non-current assets and disposal groups held for sale	Liabilities associated with non-current assets and disposal groups held for sale
Telefónica Móviles El Salvador	253	134
Fiber optic assets in Colombia	57	—
Other assets	48	—
Total	358	134

2020
Millions of euros	Non-current assets and disposal groups held for sale	Liabilities associated with non-current assets and disposal groups held for sale
Telefónica United Kingdom	13,053	3,704
Telecommunications towers divisions of Telxius	1,912	866
Telefónica de Costa Rica	420	221
Other assets	28	—
Total	15,413	4,791
Telefónica Móviles El Salvador
On October 14, 2021, Telefónica Centroamérica Inversiones, S.L. reached an agreement with General International Telecom Limited for the sale of the entire share capital of Telefónica Móviles El Salvador, S.A. de C.V. (see Note 29.c). The closing of the transaction took place on January 13, 2022 (see Note 31).
Fiber assets in Colombia
On July 16, 2021, Colombia Telecomunicaciones S.A. ESP BIC entered into a sale and purchase agreement on certain fiber optic assets with a Colombian company controlled by Kohlber Kravis Roberts - KKR (see Note 29.c). On January 11, 2022 the transaction was completed (see Note 31).
Telefónica United Kingdom
On May 7, 2020, Telefónica reached an agreement with Liberty Global plc to combine into a 50-50 joint venture their operating businesses in the United Kingdom.
The non-current assets of Telefónica United Kingdom ceased to be amortized and depreciated for accounting purposes from the date they were reclassified as non-current assets held for sale.
On June 1, 2021 after obtaining the relevant regulatory approvals, consummation of the necessary recapitalisations and satisfaction of other closing conditions, the closing of the transaction has been carried out, resulting in the combination of both businesses into the joint venture called VMED O2 UK Ltd (see Note 2), and as such it is registered by the equity method (see Note 10).
The accumulated amount of translation differences of companies whose reporting currency is the pound sterling is disclosed in Note 17.f.
Telecommunication towers divisions
On January 13, 2021, Telxius Telecom, S.A. signed an agreement with American Tower Corporation for the sale of its telecommunications towers divisions in Europe and in Latin America (see Note 2).
On June 1, 2021, once the relevant regulatory approvals had been obtained in Spain and Germany, the closing of the sale of the telecommunication towers division located in Europe was carried out.

On June 3, 2021, the closing of the sale of the telecommunication towers division located in Latin America (Brasil, Perú, Chile and Argentina) was carried out.

On August 2, 2021, the closing of the sale to ATC of 4,080 sites that Telxius undertook to acquire from Telefónica Germany GmbH & Co. OHG, under the second phase of the agreement reached between both parties on June 8, 2020 was carried out. With the closing of this transaction, the sale process agreed between Telxius and ATC was finalized.
Telefónica de Costa Rica
On July 30, 2020, Telefónica reached an agreement with Liberty Latin America Ltd. for the sale of the entire share capital of Telefónica de Costa Rica TC, S.A.
On August 9, 2021, after the satisfaction of the closing conditions and obtaining the relevant regulatory approvals, it has transferred today the entire share capital of Telefónica de Costa Rica TC, S.A. to Liberty Latin America Ltd. (see Note 2).
Breakdown of assets and l
The breakdown of assets and liabilities of Telefónica Móviles El Salvador classified as Non-current assets and disposal groups held for sale and associated liabilities in the consolidated statement of financial position at December 31, 2021 is as follows:

2021
Millions of euros	T. Móviles El Salvador
Non-current assets	211
Intangible assets	39
Goodwill	38
Property, plant and equipment	79
Rights of use	44
Financial assets and other non-current assets	7
Deferred tax assets	4
Current assets	42
Inventories	7
Receivables and other current assets	25
Tax receivables	3
Other current financial assets	1
Cash and cash equivalents	6
Non-current liabilities	63
Non-current financial liabilities	8
Non-current lease liabilities	37
Payable and other non-current liabilities	1
Deferred tax liabilities	10
Non-current provisions	7
Current liabilities	71
Current financial liabilities	27
Current lease liabilities	12
Payables and other current liabilities	32

The breakdown of assets and liabilities of Telefónica de Costa Rica, telecommunications towers division of Telxius and Telefónica United Kingdom, classified as Non-current assets and disposal groups held for sale and associated liabilities in the consolidated statement of financial position at December 31, 2020 was as follows:

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

Note 31. Events after the reporting period
The following events regarding the Telefónica Group took place between December 31, 2021 and the date of authorization for issue of the accompanying consolidated financial statements:
•On January 11, 2022, once the corresponding authorizations from the regulatory authorities were obtained and after the fulfillment of certain agreed conditions, the transaction between Colombia Telecomunicaciones S.A. ESP BIC (Telefónica Colombia) and a Colombian company controlled by Kohlberg Kravis Roberts - KKR (Onnet Fibra Colombia S.A.S) for the sale and purchase of certain fiber assets owned by Telefónica Colombia and for the provision of wholesale connectivity services by Onnet Fibra Colombia S.A.S to Telefónica Colombia, the development of activities of deployment of fiber network, and other associated services, was completed.
Telefónica Colombia received, as consideration, 187 million U.S. dollars (approximately 165 million euros at the exchange rate at such date) and 40% of the shares of a Spanish company controlled by KKR, Alamo HoldCo S.L., the sole shareholder of Onnet Fibra Colombia S.A.S.
•On January 13, 2022, Telefónica executed an amendment to the syndicated facility agreement signed on March 15, 2018, with several domestic and international financial entities for a maximum aggregate amount of 5,500 million euros, linked to sustainability objectives: greenhouse gas emissions reduction and increase of women in executive positions.
This facility agreement is composed of a 5-year single tranche revolving credit facility in an aggregate amount of up to 5,500 million euros with two annual extension options, at the request of Telefónica, for a maximum maturity of 7 years.
•On January 13, 2022, after the satisfaction of the closing conditions and once the relevant regulatory approvals were obtained, Telefónica Centroamérica Inversiones, S.L (60% of which is held, directly and indirectly, by Telefónica and 40% by Corporación Multi Inversiones) transferred its stake (99.3%) in Telefónica Móviles El Salvador to General International Telecom El Salvador, S.A. de C.V. for an amount of 139 million U.S. dollars (approximately 121 million euros at the exchange rate at such date).
•On January 26, 2022, Colombia Telecomunicaciones, S.A. ESP made an early repayment of its bilateral loan for 132 million U.S. dollars signed on March 24, 2020, and originally scheduled to mature in 2023.
•On February 1, 2022, Telefónica’s subsidiary, Pontel Participaciones, S.L. (“Pontel”), a company which is held 83.35% by Telefónica and 16.65% by Pontegadea Inversiones, S.L. (“Pontegadea”), reached an agreement with Taurus Bidco S.à r.l. (“Taurus”, a company managed by KKR) for the purchase of 40% of the share capital of Telxius Telecom, S.A. (“Telxius”), held by Taurus, for an estimated amount of 215.7 million euros, being the referred price subject to, among others, adjustments derived from the sale of the towers business to American Tower.
As a result of the transaction, Pontel, which currently holds the remaining 60% of the share capital of Telxius, will become the sole shareholder of this company. Pontegadea will increase its holding in Pontel to 30% and Telefónica will hold a 70% stake.
Thus, in terms of indirect holding in Telxius, Pontegadea will increase its holding from 9.99% to 30% and Telefónica from 50.01% to 70%.
The closing of the transaction is subject to the obtaining of the relevant regulatory and competition authorizations.
•On February 8, 2022, Telefónica Brasil S.A redeemed 1,000 million Brazilian reais of its bond, issued on February 8, 2017.

Appendix I: Scope of consolidation
The main Companies of the Telefónica Group
The table below lists the main companies comprising the Telefónica Group at December 31, 2021 and the main investments consolidated using the equity method.
Included for each company are the company name, corporate purpose, country, functional currency, share capital (in millions of functional currency units), the Telefónica Group’s effective shareholding and the company or companies through which the Group holds a stake.
Parent Company
Telefónica, S.A.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica Spain
Telefónica de España, S.A.U. Telecommunications service provider	Spain	EUR	1,024	100%	Telefónica, S.A.
Telefónica Móviles España, S.A.U. Wireless communications services provider	Spain	EUR	209	100%	Telefónica, S.A.
Teleinformática y Comunicaciones, S.A.U. (Telyco) Promotion, marketing and distribution of telephone and telematic equipment and services	Spain	EUR	8	100%	Telefónica España Filiales, S.A.
Telefónica Soluciones de Informática y Com. de España S.A.U. Telecommunications systems, networks and infrastructure engineering	Spain	EUR	2	100%	Telefónica de España, S.A.U.
Telefónica Soluciones de Outsourcing, S.A. Promotion and networks management	Spain	EUR	1	100%	Telefónica España Filiales, S.A.
Telefónica Servicios Integrales de Distribución S.A.U. Logistic service provider	Spain	EUR	2	100%	Telefónica de España, S.A.U.
Telefónica España Filiales, S.A. Organization and operation of multimedia service-related business	Spain	EUR	226	100%	Telefónica, S.A.
Telefónica Servicios Audiovisuales, S.A.U. Provision of all type of audiovisual telecommunications services	Spain	EUR	6	100%	Telefónica España Filiales, S.A.
Telefónica Broadcast Services, S.L.U. DSNG-based transmission and operation services	Spain	EUR	—	100%	Telefónica España Filiales, S.A.
TBSC Barcelona Producciones, S.L.U. Provision of audiovisual telecommunications services	Spain	EUR	—	100%	Telefónica Broadcast Services, S.L.U.
Telefónica Audiovisual Digital, S.L.U. Provision of all type of audiovisual telecommunications services	Spain	EUR	46	100%	Telefónica España Filiales, S.A.
Compañía Independiente de Televisión, S.L. Provision of all type of audiovisual telecommunications services	Spain	EUR	1	100%	Telefónica Audiovisual Digital, S.L.U.
Telefónica Global Technology, S.A.U. Global management and operation of IT systems	Spain	EUR	16	100%	Telefónica España Filiales, S.A.
Buendía Producción, S.L. Service provision related to film and video production activities	Spain	EUR	—	50%	Telefónica Audiovisual Digital, S.L.U.
Telefónica Educación Digital, S.L. Vertical e-learning portal	Spain	EUR	1	100%	Telefónica España Filiales, S.A.
Telefónica Germany
Telefónica Deutschland Holding A.G Holding company	Germany	EUR	2,975	69.93%	Telefónica Germany Holdings Limited (69.22%) Telefónica, S.A. (0.71%)
Telefónica Germany GmbH & Co. OHG Wireless communications services operator	Germany	EUR	51	69.93%	Telefónica Deutschland Holding A.G (69.92%) T. Germany Management, GmbH (0.01%)
E-Plus Service GmbH Wireless communications services operator	Germany	EUR	—	69.93%	Telefónica Germany GmbH & Co. OHG

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica Germany (Cont.)
Telefónica Germany Business Sales GmbH Technological and consulting services in Big Data provider	Germany	EUR	—	69.93%	Telefónica Germany GmbH & Co. OHG
O2 Telefónica Deutschland Finanzierungs GmbH Integrated cash management, consulting and financial support for Group companies	Germany	EUR	—	69.93%	Telefónica Germany GmbH & Co. OHG
Telefónica Brazil
Telefônica Brasil, S.A. Wireline telephony operator	Brazil	BRL	63,571	74.2%	Telefónica Latinoamérica Holding, S.L. (24.09%) Telefónica, S.A. (29.77%) Sao Paulo Telecomunicaçoes Participaçoes, Ltda. (19.67%) Telefónica Chile, S.A. (0.06%)
Terra Networks Brasil, Ltda. ISP and portal	Brazil	BRL	—	74.2%	Telefônica Brasil, S.A.
Telefônica Infraestructura e Segurança Brasil Ltda. Security services and systems	Brazil	BRL	—	74.2%	Terra Networks Brasil, Ltda.
Telefónica Hispam
Telefónica Hispanoamérica, S.A. Holding company	Spain	EUR	19	100%	Telefónica, S.A.
Telefónica Venezolana, C.A. Wireless communications operator	Venezuela	VED	145	100%	Telefónica Hispanoamérica, S.A. (97.44%) Comtel Comunicaciones Telefónicas, S.A. (2.56%)
Colombia Telecomunicaciones S.A. ESP BIC Communications services operator	Colombia	COP	3,410	67.5%	Telefónica Hispanoamérica, S.A.
Operaciones Tecnológicas y Comerciales S.A.S Communications services operator	Colombia	COP	3,330	67.5%	Colombia Telecomunicaciones S.A. ESP BIC
Telefónica Móviles México, S.A. de C.V. Holding Company	Mexico	MXN	100,264	100%	Telefónica, S.A.
Terra Networks México, S.A. de C.V. ISP, portal and real-time financial information services	Mexico	MXN	47	100%	Telefónica Hispanoamérica, S.A.
Fisatel México, S.A. de C.V. SOFOM E.N.R. Integrated cash mangement, consulting and financial support for Group companies	Mexico	MXN	3,505	100%	Telefónica Hispanoamérica, S.A. (99.99%) Pegaso Pcs S.A. de CV. (0.01%)
Otecel, S.A. Wireless communications services provider	Ecuador	USD	183	100%	Telefónica Hispanoamérica, S.A.
Telefónica de Argentina, S.A. Telecommunications service provider	Argentina	ARS	111,610	100%	Telefónica Móviles Argentina, S.A. (78.93%) Telefónica Latinoamérica Holding, S.L. (9.22%) Telefónica, S.A. (11.43%) Telefónica International Holding, B.V. (0.42%)
Telefónica Móviles Argentina, S.A. Telecommunications service provider	Argentina	ARS	13,964	100%	Telefónica, S.A. (73.20%) Telefónica Latinoamérica Holding, S.L. (25.28%) Telefónica International Holding, B.V. (1.52%)
Telefónica Móviles Chile, S.A. Wireless communications services operator	Chile	CLP	1,364,872	100%	Inversiones Telefónica Internacional Holding SpA. (98.96%) Telefónica Hispanoamérica, S.A. (1.04%)

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica Hispam (Cont.)
Telefónica Chile, S.A. Local and international long distance telephony services provider	Chile	CLP	569,773	99.14%	Telefónica Móviles Chile, S.A.
Telefónica Chile Holdings, S.L.U. Holding Company	Chile	CLP	—	100%	Telefónica Hispanoamérica, S.A.
Telefónica del Perú, S.A.A. Local, domestic and international long distance telephone service provider	Peru	PEN	2,954	98.94%	Telefónica Hispanoamérica, S.A.
Media Networks Latin America, S.A.C Telecommunications research activities and proyects	Peru	USD	48	100%	Telefónica Latinoamérica Holding, S.L.
Telefónica Móviles del Uruguay, S.A. Wireless communications and services operator	Uruguay	UYU	1,107	100%	Telefónica Hispanoamérica, S.A.
Other companies
Telefónica Infra, S.L. Holding company	Spain	EUR	10	100%	Telefónica , S.A.
Telefónica Infra Germany GmbH Broadband telecommunications operator	Germany	EUR	—	100%	Telefónica Infra, S.L.
Telefónica O2 Holdings Ltd. Holding company	United Kingdom	GBP	9	100%	Telefónica, S.A. (99.99%) Telefónica Capital S.A. (0.01%)
MmO2 Ltd. Holding company	United Kingdom	GBP	—	100%	Telefónica O2 Holding Ltd.
O2 International Holdings Ltd. Holding company	United Kingdom	GBP	—	100%	O2 (Europe) Ltd.
O2 (Netherlands ) Holdings BV. Holding company	Netherlands	EUR	—	100%	O2 International Holdings Ltd.
Telefónica Germany Holdings Ltd. Holding company	United Kingdom	EUR	3,463	100%	O2 (Europe) Ltd.
O2 (Europe) Ltd. Holding company	United Kingdom	EUR	6,895	100%	Telefónica, S.A.
Telefónica International Holding, B.V Holding company	Netherlands	EUR	—	100%	Telefónica Latinoamérica Holding, S.L.
Telefónica Latinoamérica Holding, S.L. Sociedad holding	Spain	EUR	237	100%	Telefónica, S.A.
Sao Paulo Telecomunicaçoes Participaçoes Ltda Holding company	Brazil	BRL	16,604	100%	Telefónica Latinoamérica Holding, S.L. (60.6%) Telefónica, S.A. (39.4%)
Telefónica Global Solutions, S.L.U. International service provider	Spain	EUR	1	100%	Telefónica, S.A
Telefonica Global Solutions USA, Inc. Provision of telecommunications services	USA	USD	202	100%	Telefónica Global Solutions, S.L.U.
Telefónica Global Solutions Germany GmbH. International service provider	Germany	EUR	—	100%	Telefónica Global Solutions, S.L.U.
Telefónica Global Solutions México, S.A. de C.V. Carrying out research activities and projects in the field of telecommunications	Mexico	MXN	31	100%	Telefónica Global Solutions, S.L.U.
Telefónica Digital España, S.L. Developer Telco Services Holding Company	Spain	EUR	26	100%	Telefónica, S.A
Telefónica Digital Ltd. Developer Telco Services	United Kingdom	GBP	87	100%	Telefónica Digital España, S.L.
Telefonica Open Innovation S.L. Talent identification and development in ICT.	Spain	EUR	2	100%	Telefónica Digital España, S.L.
Wayra Chile Tecnología e Innovación Limitada Technological innovation based business project development	Chile	CLP	29,899	100%	Telefonica Open Innovation S.L.
Wayra Brasil Desenvolvedora e Apoiadora de Projetos Ltda Technological innovation based business project development	Brazil	BRL	49	100%	Telefonica Open Innovation S.L.
WY Telecom, S.A. de C.V. Talent identification and development in ICT	Mexico	MXN	173	100%	Telefonica Open Innovation S.L.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other companies (Cont.)
Wayra Argentina, S.A. Talent identification and development in ICT	Argentina	ARS	572	100%	Telefonica Open Innovation S.L. (95%) Telefónica Latinoamérica Holding, S.L (5%)
Wayra Colombia, S.A.S. Technological innovation based business project development	Colombia	COP	2,304	100%	Telefonica Open Innovation S.L.
Proyecto Wayra, C.A. Commercial, industrial and mercantile activities	Venezuela	VED	1	100%	Telefónica Venezolana, C.A.
Wayra Perú Aceleradora de Proyectos, S.A.C. Technological innovation based business project development	Peru	PEN	28	100%	Telefonica Open Innovation S.L.
Wayra UK Ltd. Technological innovation based business project development	United Kingdom	GBP	—	100%	Telefonica Open Innovation S.L.
Terra Networks Perú, S.A. ISP and portal	Peru	PEN	10	100%	Telefónica Latinoamérica Holding, S.L.
Terra Networks Argentina, S.A. ISP and portal	Argentina	ARS	22	100%	Telefónica Latinoamérica Holding, S.L. (99.99%) Telefónica International Holding, B.V. (0.01%)
Telfisa Global, B.V. Integrated cash management, consulting and financial support for Group companies	Netherlands	EUR	—	100%	Telefónica, S.A.
Telefónica Global Activities Holding, B.V. Holding Company	Netherlands	EUR	—	100%	Telfisa Global, B.V.
Telefónica Global Services, GmbH Purchasing services	Germany	EUR	—	100%	Group 3G UMTS Holding, GmbH
Telefónica Global Roaming, GmbH Optimization of network traffic	Germany	EUR	—	100%	Telefónica Global Services, GmbH
Group 3G UMTS Holding GmbH Holding Company	Germany	EUR	250	100%	Telefónica Global Activities Holdings, B.V
Telefónica Compras Electrónicas, S.L. Development and provision of information Society services	Spain	EUR	—	100%	Telefónica Global Services, GmbH
Telefonica Iot & Big Data Tech S.A. Provision of telemarketing services	Spain	EUR	1	100%	Telefónica Tech S.L.
Telfin Ireland DAC. Intragroup financing	Ireland	EUR	—	100%	Telefónica, S.A.
Telefónica Ingeniería de Seguridad, S.A.U. Security services and systems	Spain	EUR	8	100%	Telefónica, S.A.
Telefónica Capital, S.A.U. Finance company	Spain	EUR	7	100%	Telefónica, S.A.
Lotca Servicios Integrales, S.L. Aircraft ownership and operation	Spain	EUR	17	100%	Telefónica, S.A.
Fonditel Pensiones, Entidad Gestora de Fondos de Pensiones, S.A Administration of pension funds	Spain	EUR	16	70%	Telefónica Capital, S.A.
Fonditel Gestión, Soc. Gestora de Instituciones de Inversión Colectiva, S.A. Administration and representation of collective investment schemes	Spain	EUR	2	100%	Telefónica Capital, S.A.
Telefónica Investigación y Desarrollo, S.A.U. Telecommunications research activities and projects	Spain	EUR	7	100%	Telefónica, S.A.
Telefónica Luxembourg Holding, S.à.r.L. Holding company	Luxembourg	EUR	3	100%	Telefónica, S.A.
Nova Casiopea RE S.A. Reinsurance	Luxembourg	EUR	15	100%	Telefónica Luxembourg Holding, S.à.r.L.
Telefónica Seguros y Reaseguros Compañía Aseguradora, S.A.U. Realización de operaciones de seguros directos	Spain	EUR	24	100%	Telefónica Luxembourg Holding, S.à.r.L.
Telefónica Finanzas, S.A.U. Integrated cash management, consulting and financial support for Group companies	Spain	EUR	3	100%	Telefónica, S.A.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other companies (Cont.)
Pléyade Peninsular, Correduría de Seguros y Reaseguros del Grupo Telefónica, S.A. Distribution, promotion or preparation of insurance contracts	Spain	EUR	—	100%	Telefónica Finanzas, S.A.U. (TELFISA) (83.33%) Telefónica, S.A. (16.67%)
Telefónica Europe, B.V. Fund raising in capital markets	Netherlands	EUR	—	100%	Telefónica, S.A.
Telefónica Participaciones, S.A.U. Financial debt instrument issuer	Spain	EUR	—	100%	Telefónica, S.A.
Telefónica Emisiones, S.A.U. Financial debt instrument issuer	Spain	EUR	—	100%	Telefónica, S.A.
Aliança Atlântica Holding B.V. Holding company	Netherlands	EUR	150	87.1%	Telefónica, S.A. (50%) Telefônica Brasil, S.A. (37.06%)
Telefónica Serviços Empresariais do BRASIL, Ltda. Management and administrative services rendered	Brazil	BRL	63	100%	Telefónica Servicios Globales, S.L.
Telefónica Gestión Integral de Edificios y Servicios S.L. Management and administrative services rendered	Spain	EUR	29	100%	Telefónica Servicios Globales, S.L.
Tempotel, Empresa de Trabajo Temporal, S.A. Temporary employment agency	Spain	EUR	—	100%	Telefónica Servicios Globales, S.L.
O2 Worldwide Limited Wireless telecommunications activities	United Kingdom	GBP	—	100%	Telefónica, S.A.
Telefónica Servicios Globales, S.L. Sociedad Holding	Spain	EUR	1	100%	Telefónica, S.A.
Telefónica Holding Atticus, B.V. Holding company	Netherlands	EUR	—	100%	Telefónica Latinoamérica Holding, S.L.
Telefónica Soluciones de Criptografía, S.A. Engineering, research and development	Spain	EUR	—	100%	Telefónica, S.A.
Telefónica Centroamérica Inversiones ,S.L. Communications services provider	Spain	EUR	1	60%	Telefónica, S.A.
Telefónica Tech S.L. Holding Company	Spain	EUR	7	100%	Telefónica, S.A.
Telefónica Cybersecurity & Cloud Tech SL. Ciberseguridad, seguridad de información electrónica y consultoría informática	Spain	EUR	15	100%	Telefónica, S.A.
Telefónica Cybersecurity & Cloud Tech Chile SpA. Cybersecurity, electronic information security and IT consulting	Chile	CLP	25,301	100%	Telefónica Cybersecurity & Cloud Tech S.L.
Telefónica Tech Inc. Cybersecurity, electronic information security and IT consulting	USA	USD	9	100%	Telefónica Cybersecurity & Cloud Tech S.L.
iHackLabs Ltd. Cybersecurity, electronic information security and IT consulting	United Kingdom	GBP	—	100%	Telefónica Cybersecurity & Cloud Tech S.L.
Audertis Audit Services S.L. Provision of audit services in the areas of security, privacy and data protection	Spain	EUR	—	100%	Telefónica Cybersecurity & Cloud Tech S.L.
Govertis Advisory Services S.L. Cybersecurity, electronic information security and IT consulting	Spain	EUR	—	100%	Telefónica Cybersecurity & Cloud Tech S.L.
Telefónica Cybersecurity & Cloud Tech Colombia SAS Ciberseguridad, seguridad de información electrónica y consultoría informática	Colombia	COP	406	100%	Telefónica Cybersecurity & Cloud Tech S.L.
Telefonica Cybersecurity Tech Mexico, S.A de C.V. Cybersecurity, electronic information security and IT consulting	Mexico	MXN	48	100%	Telefónica Cybersecurity & Cloud Tech S.L.
Telefônica Cibersegurança e Tecnología do Brasil Ltda Cybersecurity, electronic information security and IT consulting	Brazil	BRL	26	100%	Telefónica Cybersecurity & Cloud Tech S.L.
Telefónica Cybersecurity & Cloud Tech Perú S.A.C Cybersecurity, electronic information security and IT consulting	Peru	PEN	30	100%	Telefónica Cybersecurity & Cloud Tech S.L.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other companies (Cont.)
Telefonica Cybersecurity Tech Ecuador Tctech S.A. Cybersecurity, electronic information security and IT consulting	Ecuador	USD	—	100%	Otecel, S.A. (99%) Telefónica Global Solutions Ecuador TGSE, S.A. (1%)
Telefónica Cybersecurity Tech Argentina S.A. Cybersecurity, electronic information security and IT consulting	Argentina	ARS	—	100%	Telefónica de Argentina, S.A. (95%) Telefónica Global Solutions Argentina S.A. (5%)
Telefónica Cybersecurity & Cloud Tech Deutschland GmbH Cybersecurity, electronic information security and IT consulting	Germany	EUR	—	100%	Telefónica Cybersecurity & Cloud Tech S.L.
Acens Technologies, S.L. Holding housing and telecommunications solutions Service provider	Spain	EUR	2	100%	Telefónica Cybersecurity & Cloud Tech S.L.
Altostratus Solutions, S.L. Provision of IT services	Spain	EUR	—	100%	Telefónica Cybersecurity & Cloud Tech S.L.
Telefónica Tech UK & Ireland, Limited Holding company	United Kingdom	GBP	—	100%	Telefónica Cybersecurity & Cloud Tech S.L.
Telefónica Tech UK Holdings Limited Holding company	United Kingdom	GBP	—	100%	Telefónica Tech UK & Ireland, Limited
Telefónica Tech UK TOG Limited Headquarters activities	United Kingdom	GBP	—	100%	Telefónica Tech UK Holdings Limited
Telefónica Tech UK Managed Services Limited Information technology, management and IT services consultancy	United Kingdom	GBP	—	100%	Telefónica Tech UK TOG Limited
Telefónica Tech UK Limited Information technology, management and IT services consultancy	United Kingdom	GBP	—	100%	Telefónica Tech UK TOG Limited
Telefónica Tech Northern Ireland Holdings Limited Other computer service activities	United Kingdom	GBP	—	100%	Telefónica Tech UK & Ireland, Limited
Telefónica Tech Communication & Collaboration Limited Other computer service activities	United Kingdom	GBP	—	100%	Telefónica Tech Northern Ireland Holdings Limited
Telefónica Tech Northern Ireland Limited Other computer service activities	United Kingdom	GBP	—	100%	Telefónica Tech Northern Ireland Holdings Limited
Telefónica Tech Ireland Limited Provision of IT services	Ireland	EUR	—	100%	Telefónica Tech Northern Ireland Holdings Limited
Telefónica Tech Ocean Limited Holding company	United Kingdom	GBP	—	100%	Telefónica Tech UK & Ireland, Limited.
Pontel Participaciones, S.L. Holding company	Spain	EUR	—	83.35%	Telefónica, S.A.
Telxius Telecom, S.A. Telecommunications service provider	Spain	EUR	260	50.01%	Pontel Participaciones, S.L.
Telxius Cable América, S.A. Provision of high bandwidth communications services	Uruguay	USD	417	50.01%	Telxius Telecom, S.A.
Telxius Cable España, S.L.U. Establishment and operation of any kind of communications infrastructure and/or network	Spain	EUR	5	50.01%	Telxius Telecom, S.A.
Telxius Cable República Dominicana, S.A.S. Telecommunications service provider	Republica Dominicana	USD	6	50.01%	Telxius Cable América, S.A. (49.51%) Telxius Cable España, S.L.U. (0.50%)
Telxius Cable Argentina, S.A. Operation and deployment of telecommunications infraestructure	Argentina	USD	78	50.01%	Telxius Cable América, S.A. (49.98%) Telxius Cable España, S.L.U. (0.03%)
Telxius Cable Panamá, S.A. Installation and operation of telecommunications networks for wholesalers	Panama	USD	12	50.01%	Telxius Cable América, S.A.
Telxius Cable Puerto Rico, Inc. High capacity optical fibre network communications services	Puerto Rico	USD	14	50.01%	Telxius Cable América, S.A.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other companies (Cont.)
Telxius Cable USA, Inc. High bandwidth communications services	USA	USD	58	50.01%	Telxius Cable América, S.A.
Telxius Cable Ecuador, S.A. Sale of usage of data transmission capacity via an underwater optical fibre network	Ecuador	USD	5	50.01%	Telxius Cable América, S.A.
Telxius Cable Chile, S.A. Involvement in businesses related to public or private telecommunications services	Chile	USD	37	50.01%	Telxius Cable América, S.A.
Telxius Cable Guatemala, S.A. Installation and operation of telecommunications networks for wholesalers	Guatemala	USD	24	50.01%	Telxius Cable América, S.A.
Telxius Cable Perú, S.A.C. Involvement in the operation and deployment of international telecommunications services via underwater cables and others means	Peru	USD	20	50.01%	Telxius Cable América, S.A.
Telxius Cable Colombia, S.A. Supply of data transmission capacity via underwater cable system	Colombia	USD	4	50.01%	Telxius Cable América, S.A. (47.50%) Telxius Cable Chile, S.A. (0.83%) Telxius Cable Perú, S.A.C. (0.84%) Telxius Cable Guatemala, S.A. (0.83%) Telxius Cable Argentina, S.A. (0.01%)
Telxius Cable Brasil Participaçoes, Ltda. Holding company	Brazil	USD	62	50.01%	Telxius Cable América, S.A.
Telxius Cable Brasil, Ltda. Operation and deployment of telecommunications infrastructures	Brazil	USD	74	50.01%	Telxius Cable Brasil Participaçoes, Ltda.
Telxius Cable Bolivia, S.A. Establishment and operation of any kind of communications infrastructure and/or network	Bolivia	USD	10	50.01%	Telxius Cable América, S.A. (49.01%) Telxius Cable España, S.L.U. (0.5%) Telxius Cable Argentina, S.A. (0.5%%)
Other companies held for sale
Telefónica Móviles El Salvador, S.A. de C.V. Provision of wireless and international long distance communications services	El Salvador	USD	42	59.58%	Telefónica Centroamérica Inversiones S.L. (59.46%) Telefónica Multiservicios S.A. de C.V. (0.12%)
Companies accounted for using the equity method
VMED O2 UK Limited Integrated provider of fixed and mobile services	United Kingdom	GBP	—	50%	Telefónica O2 Holdings Limited
FiBrasil Infraestrutura e Fibra Ótica S.A. Fibre wholesale supplier	Brazil	BRL	—	43.55%	Telefônica Brasil, S.A. (21.78%) Telefónica Infra S.L. (21.77%)
HoldCo InfraCo SpA Investment in money and/or securities	Chile	CLP	—	39.66%	Telefónica Chile, S.A.
Infraco SpA. Operation of physical fibre optic infrastructure	Chile	CLP	—	39.66%	HoldCo InfraCo SpA
Telefónica Factoring España, S.A. Factoring services provider	Spain	EUR	5	50%	Telefónica, S.A.
Telefónica Factoring Do Brasil, Ltda. Factoring services provider	Brazil	BRL	5	50%	Telefónica, S.A. (40.00%) Telefónica Factoring España, S.A. (10.00%)
Telefónica Factoring Mexico, S.A. de C.V. SOFOM ENR Factoring services provider	Mexico	MXN	34	50%	Telefónica, S.A. (40.50%) Telefónica Factoring España, S.A. (9.50%)%

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Companies accounted for using the equity method (Cont.)
Telefónica Factoring Perú, S.A.C. Factoring services provider	Peru	PEN	6	50%	Telefónica, S.A. (40.50%) Telefónica Factoring España, S.A. (9.50%)
Telefónica Factoring Colombia, S.A. Factoring services provider	Colombia	COP	4,000	50%	Telefónica, S.A. (40.50%) Telefónica Factoring España, S.A. (9.50%)
Telefónica Factoring Chile, SpA. Factoring services provider	Chile	CLP	547	50%	Telefónica Factoring España, S.A. (50%)
Mobile Financial Services Holding SPRL Financial services	Belgium	USD	198	50%	Telefónica Internacional Holding, B.V (26.28%) Telefónica Holding Atticus, B.V (23.72%)
Telefónica Consumer Finance, Establecimiento Financiero de Crédito, S.A. Specialised credit institution	Spain	EUR	5	50%	Telefónica, S.A.
Movistar Consumer Finance Colombia SAS. Specialised credit institution	Colombia	COP	6,000	50%	Telefónica Digital España, S.L.
The Smart Steps Data Technology Company Big data services in China	China	CNY	—	37.5%	Telefonica Iot & Big Data Tech S.A.
Internet para todos S.A.C Telecommunications service provider	Peru	PEN	—	54.1%	Telefónica del Perú, S.A.A.
Movistar Prosegur Alarmas, S.L. Private security services	Spain	EUR	—	50%	Telefónica España Filiales, S.A.
Prosegur Soluciones S.A.U. Private security services	Spain	EUR	—	50%	Movistar Prosegur Alarmas, S.L.
Buendía Estudios, S.L. Service provision related to film and video production activities	Spain	EUR	—	50%	Telefónica Audiovisual Digital, S.L.U.
Buendía Estudios Uno, S.L.U. Service provision related to film and video production activities	Spain	EUR	—	50%	Buendía Estudios, S.L.
Buendía Estudios Dos, S.L.U. Service provision related to film and video production activities	Spain	EUR	—	50%	Buendía Estudios, S.L.
UGG TopCo/HoldCo General Partner GmbH. Holding company	Germany	EUR	—	46.92%	Telefónica Infra Germany GmbH. (40%) Telefónica Deutschland Holding A.G. (6.92%)
UGG TopCo GmbH & Co KG Holding company	Germany	EUR	—	46.92%	Telefónica Infra Germany GmbH. (40%) Telefónica Deutschland Holding A.G. (6.92%)
UGG HoldCo GmbH& Co KG Holding company	Germany	EUR	—	46.92%	UGG TopCo GmbH & Co KG
UGG General Partner GmbH Holding company	Germany	EUR	—	46.92%	UGG HoldCo GmbH& Co KG
Unsere Grüne Glasfaser GmbH & Co KG Broadband telecommunications operator	Germany	EUR	—	46.92%	UGG HoldCo GmbH& Co KG
Daytona Midco SLU. Securities transactions	Spain	EUR	—	13.94%	Telefónica Infra, S.L.
Digital Data Centre BidCo, SLU. Management and administration of equity securities	Spain	EUR	—	13.94%	Daytona Midco SLU.

Main changes in the scope of consolidation for the year 2021
Acquisition of new companies

Companies/Segment/Subsidiaries	Country	Date of inclusion	% Acquisition
Other companies
Altostratus Solutions, S.L. Provision of IT services	Spain	06/30/2021	100%
Telefónica Cybersecurity & Cloud Tech Deutschland GmbH Cybersecurity, electronic information security and IT consulting	Germany	08/31/2021	100%
Telefónica Tech UK & Ireland, Limited Holding company	United Kingdom	07/31/2021	100%
Telefónica Tech UK Holdings Limited Holding company	United Kingdom	07/31/2021	100%
Telefónica Tech UK TOG Limited Headquarters activities	United Kingdom	07/31/2021	100%
Telefónica Tech UK Managed Services Limited Information technology, management and IT services consultancy	United Kingdom	07/31/2021	100%
Telefónica Tech UK Limited Information technology, management and IT services consultancy	United Kingdom	07/31/2021	100%
Telefónica Tech Northern Ireland Holdings Limited Other computer service activities	United Kingdom	07/31/2021	100%
Telefónica Tech Communication & Collaboration Limited Other computer service activities	United Kingdom	07/31/2021	100%
Telefónica Tech Northern Ireland Limited Other computer service activities	United Kingdom	07/31/2021	100%
Cancom Ireland Limited Provision of IT services	Ireland	07/31/2021	100%
Telefónica Tech Ocean Limited Holding company	United Kingdom	07/31/2021	100%
Companies accounted for using the equity method
Prosegur Soluciones S.A.U. Private security services	Spain	07/31/2021	100%
Daytona Midco SLU. Securities transactions	Spain	05/31/2021	13.94%

Incorporation of companies

Companies/Segment/Subsidiaries	Country	Date of incorporation	% Acquisition
Telefónica Hispam
HoldCo InfraCo SpA Investment in money and/or securities	Chile	04/30/2021	100%
Other companies
Telefónica Global Solutions Germany GmbH. International service provider	Germany	03/31/2021	100%
Companies accounted for using the equity method
Movistar Consumer Finance Colombia SAS. Specialised credit institution	Colombia	01/31/2021	50%
Buendía Estudios Uno, S.L.U. Service provision related to film and video production activities	Spain	03/31/2021	50%
Buendía Estudios Dos, S.L.U. Service provision related to film and video production activities	Spain	03/31/2021	50%
Joint ventures
FiBrasil Infraestrutura e Fibra Ótica S.A. Fibre wholesale supplier	Brazil	03/31/2021	43.55%
VMED O2 UK Limited Integrated provider of fixed and mobile services	United Kingdom	06/30/2021	50%

Merged companies

Companies/Segment/Subsidiaries	Country	Date	Surviving company
Other companies
Govertis Advisory Services Perú S.A.C. Cybersecurity, electronic information security and IT consulting	Peru	06/30/2021	Telefónica Cybersecurity & Cloud Tech Perú S.A.C
Cyberrange S.L. Cybersecurity, electronic information security and IT consulting	Spain	10/31/2021	Telefónica Cybersecurity & Cloud Tech SL.
Ace & Niu Consulting S.L. Cybersecurity, electronic information security and IT consulting	Spain	10/31/2021	Govertis Advisory Services S.L.
Telefónica Innovación Alpha, S.L. Electronic communications and audiovisual services provider	Spain	09/30/2021	Telefonica Open Innovation S.L.

Divestment companies

Companies/Segment/Subsidiaries	Country	Deconsolidation date	% Acquisition
Other companies
Inmosites, S.A.U. Purchase and leasing of real estate related to the telecommunications infrastructure business	Spain	06/30/2021	50.01%
Telxius Torres Latam, S.L.U. Establishment and operation of any kind of communications infrastructure and/or network	Spain	06/30/2021	50.01%
Telxius Torres España, S.L.U. Establishment and operation of any kind of communications infrastructure and/or network	Spain	06/30/2021	50.01%
Telxius Towers Germany, Gmbh. Telecommunications service provider	Germany	06/30/2021	50.01%
Telxius Torres Perú S.A.C. Telecommunications service provider	Peru	06/30/2021	50.01%
Telxius Torres Chile Holding, S.A. Holding company	Chile	06/30/2021	50.01%
Telxius Torres Chile, S.A. Telecommunications service provider	Chile	06/30/2021	50.01%
Telxius Torres Brasil, Ltda. Telecommunications service provider	Brazil	06/30/2021	50.01%
Inmosites Brasil Participaçoes Imobiliarias Ltda Telecommunications service provider	Brazil	06/30/2021	50.01%
Telxius Torres Argentina, S.A. Telecommunications service provider	Argentina	06/30/2021	50.01%
Telefónica de Costa Rica TC, S.A. Wireless communications	Costa Rica	08/31/2021	100%
Companies accounted for using the equity method
HoldCo InfraCo SpA Investment in money and/or securities	Chile	07/31/2021	60%
Joint ventures
O2 Holdings Ltd Holding company	United Kingdom	06/30/2021	50%
Telefónica United Kingdom Ltd. Wireless communications	United Kingdom	06/30/2021	50%
Giffgaff Ltd Wireless communications services provider	United Kingdom	06/30/2021	50%
O2 Networks Ltd. Holding company	United Kingdom	06/30/2021	50%
Cornerstone Telecomunications Network sharing	United Kingdom	06/30/2021	25%
Tesco Mobile Ltd. Wireless telephony services	United Kingdom	06/30/2021	25%
Telefónica Cybersecurity Tech UK Limited Cybersecurity, electronic information security and IT consulting	United Kingdom	06/30/2021	50%

Main changes in the scope of consolidation for the year 2020
Acquisition of new companies

Companies/Segment/Subsidiaries	Country	Date of inclusion	% Acquisition
Other companies
Telefónica Infra Germany GmbH Broadband telecommunications operator	Germany	10/31/2020	100%
Cyberrange S.L. Cybersecurity, electronic information security and IT consulting	Spain	08/31/2020	100%
iHackLabs Ltd. Cybersecurity, electronic information security and IT consulting	United Kingdom	08/31/2020	100%
Ace & Niu Consulting S.L. Cybersecurity, electronic information security and IT consulting	Spain	08/31/2020	100%
Audertis Audit Services S.L. Provision of audit services in the areas of security, privacy and data protection	Spain	08/31/2020	100%
Govertis Advisory Services S.L. Cybersecurity, electronic information security and IT consulting	Spain	08/31/2020	100%
Govertis Advisory Services Perú S.A.C. Cybersecurity, electronic information security and IT consulting	Peru	08/31/2020	100%
Companies accounted for using the equity method
Prosegur Alarmas España S.L. Private security services	Spain	02/29/2020	50%

New joint ventures
Companies/Segment/Subsidiaries	Country	Date of inclusion	% Acquisition
UGG TopCo/HoldCo General Partner GmbH. Broadband telecommunications operator	Germany	10/31/2020	46.92%
UGG TopCo GmbH & Co KG Broadband telecommunications operator	Germany	10/31/2020	46.92%
UGG HoldCo GmbH& Co KG Broadband telecommunications operator	Germany	10/31/2020	46.92%
UGG General Partner GmbH Broadband telecommunications operator	Germany	10/31/2020	46.92%
Unsere Grüne Glasfaser GmbH & Co KG Broadband telecommunications operator	Germany	10/31/2020	46.92%

Constitution of new companies

Companies/Segment/Subsidiaries	Country	Date of inclusion	% Acquisition
Telefónica Spain
TBSC Barcelona Producciones, S.L.U. Provision of audiovisual telecommunications services	Spain	03/31/2020	100%
Buendía Producción, S.L. Service provision related to film and video production activities	Spain	06/30/2020	50%
Telefónica Germany
Telefónica Germany Mobilfunk Standortgesellschaft mbH. Telecommunications service provider	Germany	01/31/2020	100%
Other companies
Telefónica Cybersecurity & Cloud Tech Chile SpA. Cybersecurity, electronic information security and IT consulting	Chile	03/31/2020	100%
Telefónica Cybersecurity Tech UK Limited Cybersecurity, electronic information security and IT consulting	United Kingdom	03/31/2020	100%
Telefónica Cybersecurity & Cloud Tech Perú S.A.C Cybersecurity, electronic information security and IT consulting	Peru	03/31/2020	100%
Telefónica Cybersecurity & Cloud Tech SL. Cybersecurity, electronic information security and IT consulting	Spain	06/30/2020	100%
Telefonica Cybersecurity Tech Mexico, S.A de C.V. Cybersecurity, electronic information security and IT consulting	Mexico	05/31/2020	100%
Telefonica Cybersecurity Tech Ecuador Tctech S.A. Cybersecurity, electronic information security and IT consulting	Ecuador	08/31/2020	100%
Telefónica Cybersecurity Tech Argentina S.A. Cybersecurity, electronic information security and IT consulting	Argentina	12/31/2020	100%
Telefónica Tech Inc. Cybersecurity, electronic information security and IT consulting	USA	09/30/2020	100%
Telefónica Infra, S.L. Holding company	Spain	02/29/2020	100%
Telxius Group
Inmosites Brasil Participaçoes Imobiliarias Ltda Telecommunications service provider	Brazil	09/30/2020	50.01%
Companies accounted for using the equity method
Buendía Estudios, S.L. Service provision related to film and video production activities	Spain	06/30/2020	50%

Merged companies

Companies/Segment/Subsidiaries	Country	Date	Surviving company
Telefónica Spain
DTS Distribuidora de Televisión Digital, S.A. Broacasting satellite TV signal transmission and linkage services	Spain	06/30/2020	Telefónica de España, S.A.U.
Telefónica Germany
Minodes GmbH Technological and consulting services in Big Data provider	Germany	12/31/2020	Telefónica Germany GmbH & Co. OHG
Telxius Group
Telxius Towers Erste GmbH. Telecommunications service provider	Germany	09/30/2020	Telxius Towers Germany GmbH.
Telefónica Hispam
Empresa de Telecomunicaciones de Bucaramanga S.A. E.S.P Communications services operator	Colombia	05/31/2020	Colombia Telecomunicaciones, S.A. ESP
Metropolitana de Telecomunicaciones S.A E.S.P Communications services operator	Colombia	05/31/2020	Colombia Telecomunicaciones, S.A. ESP
Other companies
Telefónica Innovation Ventures, S.LU. Desarrollo de actividades y servicios en el área de telecomunicaciones.	Spain	11/30/2020	Telefonica Open Innovation S.L.

Appendix II: Board and Senior Management Compensation
TELEFÓNICA, S.A.
(Amounts in euros)

Directors	Salary[1]	Fixed remunera-tion[2]	Allowances[3]	Short-term variable remuneration[4]	Remuneration for belonging to the Board Committees[5]	Other items[6]	Total
Mr. José María Álvarez-Pallete López	1,923,100	—	—	3,807,738	—	1,929,066	7,659,904
Mr. Isidro Fainé Casas	—	200,000	—	—	80,000	—	280,000
Mr. José María Abril Pérez	—	200,000	11,000	—	91,200	—	302,200
Mr. José Javier Echenique Landiríbar	—	200,000	23,000	—	113,600	—	336,600
Mr. Ángel Vilá Boix	1,600,000	—	—	2,640,000	—	1,620,563	5,860,563
Mr. Juan Ignacio Cirac Sasturain	—	120,000	21,000	—	22,400	—	163,400
Mr. Peter Erskine	—	120,000	23,000	—	113,600	—	256,600
Ms. Carmen García de Andrés	—	120,000	21,000	—	22,400	—	163,400
Ms. María Luisa García Blanco	—	120,000	23,000	—	22,400	—	165,400
Mr. Peter Löscher	—	120,000	22,000	—	108,800	—	250,800
Ms. Verónica Pascual Boé	—	120,000	10,000	—	11,200	—	141,200
Mr. Francisco Javier de Paz Mancho	—	120,000	32,000	—	124,800	—	276,800
Mr. Francisco José Riberas Mera	—	120,000	—	—	—	—	120,000
Ms. María Rotondo Urcola[7]	—	30,000	2,000	—	2,800	—	34,800
Ms. Claudia Sender Ramírez	—	120,000	19,000	—	20,700	—	159,700
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
4. Variable short-term remuneration (bonuses): Variable amount linked to the performance or achievement of a series of individual or group objectives (quantitative or qualitative) within a period of time equal to or less than a year, corresponding to the year 2021 and paid in the year 2022. In reference to the bonus corresponding to 2020, which was paid in 2021, Executive Board Member Mr José María Álvarez-Pallete López received 3,111,960 euros and Executive Board Member Mr Ángel Vilá Boix received 2,157,600 euros.
5. Remuneration for belonging to the Board Committees: Amount of items other than allowances, which the directors are beneficiaries through their position on the Executive Commission and the Advisory or Steering Committees, regardless of the effective attendance of the board member such Committee meetings.
6. Other concepts: This includes, among others, the amounts received as remuneration in kind (general medical and dental coverage and vehicle insurance), paid by Telefónica, S.A. It also includes the amount received as extraordinary variable remuneration, approved by the Board of Directors at the proposal of the Nominating, Compensation and Corporate Governance Committee for the Executive Chairman and the Chief Executive Officer of the Company, in recognition of their efforts and special dedication in relation to the achievement of certain strategic milestones and the execution of certain corporate operations of singular relevance. By virtue of the aforementioned extraordinary variable remuneration, the Executive Chairman, Mr. José María Álvarez-Pallete López, received 1,923,100 euros and the Chief Executive Officer, Mr. Ángel Vilá Boix, received 1,600,000 euros.
7. Ms María Rotondo Urcola was appointed Director of the Company on September 29, 2021, thus including the amounts received since that date.

Likewise, Ms Sabina Fluxà Thienemann, Mr Jordi Gual Solé and Mr Ignacio Moreno Martínez ceased to hold office as directors on September 29, 2021 (Ms Fluxà) and December 15, 2021 (Mr Gual and Mr Moreno), and the remuneration accrued and/or received by them in 2021 until the aforementioned dates is shown below.

(Amounts in euros)

Directors	Salary[1]	Fixed remunera-tion[2]	Allowances[3]	Short-term variable remuneration[4]	Remuneration for belonging to the Board Committees[5]	Other items[6]	Total
Ms. Sabina Fluxà Thienemann	—	90,000	—	—	—	—	90,000
Mr. Jordi Gual Solé	—	120,000	22,000	—	22,400	—	164,400
Mr. Ignacio Moreno Martínez	—	120,000	31,000	—	44,800	—	195,800

1 to 6: The definitions of these concepts are included in the table above.

The following table breaks down the amounts accrued and/or received from other companies of the Telefónica Group other than Telefónica, S.A. individually, by the Board Members of the Company, by the performance of executive functions or by their membership to the Board of Directors of such companies:
OTHER COMPANIES OF THE TELEFÓNICA GROUP
(Amounts in euros)

Directors	Salary[1]	Fixed remunera-tion[2]	Allowances[3]	Short-term variable remuneration[4]	Remuneration for belonging to the Board Committees[5]	Other items[6]	Total
Mr. José María Álvarez-Pallete López	—	—	—	—	—	—	—
Mr. Isidro Fainé Casas	—	—	—	—	—	—	—
Mr. José María Abril Pérez	—	—	—	—	—	—	—
Mr. José Javier Echenique Landiríbar	—	107,026	—	—	—	51,041	158,067
Mr. Ángel Vilá Boix	—	—	—	—	—	—	—
Mr. Juan Ignacio Cirac Sasturain	—	—	—	—	—	—	—
Mr. Peter Erskine	—	63,333	—	—	—		63,333
Ms Carmen García de Andrés	—	—	—	—	—	—	—
Ms. María Luisa García Blanco	—	—	—	—	—	51,041	51,041
Mr. Peter Löscher	—	100,000	—	—	—	—	100,000
Ms. Verónica Pascual Boé	—	—	—	—	—	—	—
Mr. Francisco Javier de Paz Mancho	—	205,593	—	—	—	88,960	294,553
Mr. Francisco José Riberas Mera	—	—	—	—	—	—	—
Ms. María Rotondo Urcola[7]	—	—	—	—	—	—	—
Ms. Claudia Sender Ramírez	—	—	—	—	—	37,919	37,919
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
6. Other concepts: This includes, among others, the amounts received as remuneration in kind (general medical and dental coverage and vehicle insurance), paid by other companies of the Telefónica Group. 6. Also included are the amounts received for membership of the Advisory Boards of Telefónica España and Telefónica Hispanoamérica, constituted in May 2021.
7. Ms María Rotondo Urcola was appointed Director of the Company on September 29, 2021.

Likewise, Ms Sabina Fluxà Thienemann, Mr Jordi Gual Solé and Mr Ignacio Moreno Martínez did not accrue and/or receive any remuneration in 2021 for the aforementioned items.

Additionally, as mentioned in the Remuneration Policy section, the Executive Board Members have a series of Assistance Services. Below, the contributions made during 2021 are detailed for the Company to long-term savings systems (Pension Plans and Social Welfare Plan):

LONG-TERM SAVINGS SYSTEMS
(Amounts in euros)

Directors	Contributions for fiscal year 2021
Mr. José María Álvarez-Pallete López	673,085
Mr. Ángel Vilá Boix	560,000
The breakdown of the long-term saving systems includes contributions to Pension Plans, to the Benefit Plan and to the Unit link-type Insurance, as set out below:
(Amounts in euros)

Directors	Contribution to Pension Plans	Contribution to Executive Social Welfare Plan[1]	Contributions to Unit link-type Insurance/Pension Plan Surplus[2]
Mr. José María Álvarez-Pallete López	8,000	540,968	124,117
Mr. Ángel Vilá Boix	8,000	487,840	64,160
1. Contributions to the Executive Social Welfare Plan established in 2006, financed exclusively by the Company, to complement the current Pension Plan, which involves defined contributions equivalent to a certain percentage of the fixed remuneration of the Director, depending on the professional levels in the organization of the Telefónica Group.
2. Contributions to Unit link-type Insurance/Pension Plan Surplus: In 2015 and 2021, applicable law reduced the financial and tax limits of the contributions to Pension Plans; for this reason, in order to compensate for the difference in favor of the Beneficiaries, a Unit-link type group insurance policy was arranged to channel such differences that occur during each fiscal year.
This Unit-link type insurance is arranged with the entity Plus Ultra, Seguros Generales y Vida, S.A. de Seguros y Reaseguros (after the merger through absorption of Seguros de Vida y Pensiones Antares, S.A.U. by Plus Ultra), and covers the same contingencies as those of the “Pension Plan” and the same exceptional liquidity events in case of serious illness or long-term unemployment.
The 2021 amounts for life insurance premiums were as follows:
LIFE INSURANCE PREMIUMS
(Amounts in euros)

Directors	Life insurance premiums
Mr. José María Álvarez-Pallete López	30,903
Mr. Ángel Vilá Boix	24,234
REMUNERATION PLANS BASED ON SHARES
As regards to remuneration plans based on shares (exclusively involving Executive Directors), the following long-term variable remuneration plans were in existence during the year 2021:

The so-called Performance Share Plan ("PSP"), made up of three cycles (2018-2021; 2019-2022; 2020-2023), approved by the General Shareholders' Meeting held on June 8, 2018.

The target measurement period for the First Cycle started on January 1, 2018 and ended on December 31, 2020, resulting in a weighted payout ratio of 50%. Notwithstanding the foregoing, the Executive Chairman stated to the Nominating, Compensation and Corporate Governance Committee, at its meeting of February 23, 2021, that he considered it appropriate to propose his waiver of the incentive, as a gesture of responsibility towards the company, customers, shareholders and employees of Telefónica, as well as a measure of prudence following the economic effects derived from COVID-19. The CEO expressed the same view. The resignation was accepted by the Board of Directors.

The target measurement period of the Second Cycle started on January 1, 2019 and ended on December 31, 2021.

This cycle had a maximum of 815,000 shares allocated on January 1, 2019, to the executive Directors, with a unit fair value of 6.1436 euros per share for FCF ("Free Cash Flow") and 4.4394 euros for TSR ("Total Shareholder Return"). At the end of the cycle date, Kepler has submitted the Nominating, Compensation and Good Governance Committee the calculation of Total Shareholder Return for Telefónica, S.A., which has concluded below the median according to the performance scale. Therefore, there is no right to perceive the number of shares linked to the relative TSR objective.
With respect to Free Cash Flow objective, considering the partial fulfillment of 2019, 2020 and 2021, the average weighted payment coefficient is 50%. Performance assessment has been carried out based on the results audited both by independent and internal auditors of the Company, analyzed firstly by the Audit and Control Committee and subsequently submitted to the Nominating, Compensation and Corporate Governance Committee and approved by the Board of Directors.
Thus, at the end of the Plan's second cycle, Executive Directors are entitled to receive 234,000 gross shares in the case of the Executive Chairman, Mr. José María Álvarez-Pallete López, and 173,500 gross shares in the case of the Chief Operating Officer (C.O.O.) Mr Ángel Vilá Boix.
The period of measurement of objectives of the third and last cycle began on January 1, 2020 and will end on December 31, 2022. In case of fulfillment of the objectives, the delivery of the shares will take place in the year 2023.
It is hereby stated in following the maximum number of shares assigned to be delivered if maximum compliance with the TSR ("Total Shareholder Return") and FCF ("Free Cash Flow") targets set for the third cycle of the Plan. It is noted that the maximum number of shares allocated for the third cycle represents a 50% decrease in the economic value of the allocation compared to the first and second cycle of the Plan:
PSP - Third Cycle / 2020-2023 (shares allocated in July 2020)

Directors	Maximum number of shares (*)
Mr. José María Álvarez-Pallete López	267,000
Mr. Ángel Vilá Boix	198,000
(*) Maximum possible number of shares to be received in case of maximum completion of FCF and TSR target.

In any case, herewith it is stated that no shares have been delivered to the Executive Directors under the third cycle of the PSP and that the above table only reflect the potentially deliverable number of shares, without this in any way implying all or part thereof will be effectively delivered.
Indeed, the number of Telefónica, S.A. shares that, always within the established maximum, could be delivered, where appropriate, to the participants is conditioned and determined by the established goals: 50% of the compliance with the targets set out for Total Shareholder Return ("TSR") on Telefónica, S.A. shares and 50% of the Free Cash Flow (the "FCF") of the Telefónica Group.
To determine compliance with the TSR target and calculate the specific number of shares to be delivered for this concept, the evolution of the TSR of Telefónica, S.A. shares will be measured during the period of the duration of each three-year cycle in relation to the TSR experienced by certain companies belonging to the telecommunications sector, weighted according to their relevance for Telefónica, S.A., which for the purposes of the Plan will constitute the comparison group (hereinafter the "Comparison Group"). The companies included in the comparison group are listed below: América Móvil, BT Group, Deutsche Telekom, Orange, Telecom Italia, Vodafone Group, Proximus, Koninklijke KPN, Millicom, Swisscom, Telenor, TeliaSonera, and Tim Participações. It is hereby stated that Tim Participações has been replaced by TIM Brasil Serviços e Participações S.A. following its integration into that entity.

With regard to compliance with the TSR target, the Plan foresees that the number of shares to be delivered in relation to the fulfillment of this objective will range between 15% of the number of theoretical shares assigned, in the event that the evolution of the TSR of the Telefónica, S.A. share is found within, at least, the mean of the Comparison Group, and 50% in the case that the evolution is placed in the third quartile or higher of the comparison group, by calculating the percentage by interpolation for cases which are situated between the mean and the third quartile.

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

On the other hand, the denominated Performance Share Plan (PSP), consisting of three cycles (2021-2024; 2022- 2025; 2023-2026), approved by the Ordinary General Meeting of Shareholders held on April 23, 2021, was also in force during the financial year 2021.

The target measurement period of the First Cycle started on January 1, 2021 and will end on December 31, 2023. If the targets are met, the shares will be delivered in 2024.

The maximum number of allocated shares to be delivered in the event of maximum compliance with the TSR (Total Shareholder Return), FCF (Free Cash Flow) and CO2 Emission Neutralisation targets set for the first cycle of the Plan is shown below.
PSP - First Cycle / 2021-2024

Directors	Maximum number of shares (*)
Mr. José María Álvarez-Pallete López	1,094,000
Mr. Ángel Vilá Boix	819,000
(*) Maximum possible number of shares to be received in case of maximum completion of FCF and TSR target.

In any case, it is noted that no shares have been delivered to Executive Directors under the first cycle of the PSP and that the above table only reflects the number of potentially deliverable shares, without in any way implying that all or part of the shares will actually be delivered.

Indeed, the number of Telefónica, S.A. shares, which, within the established maximum, could be delivered, as the case may be, to the Participants, is conditioned and is determined based on the fulfilment of the established objectives: by 50% of the fulfilment of the Total Shareholder Return objective (the TSR) of the Telefónica, S.A. share, by 40% of the generation of Free Cash Flow of the Telefónica Group (the FCF), and by 10% of the Neutralization of CO2 Emissions, in line with the objective marked by the company to reach zero net emissions in the year 2025.

To determine compliance with the TSR target and calculate the specific number of shares to be delivered for this concept, the performance of the TSR on Telefónica, S.A.'s shares will be measured during the measurement period of each three-year cycle, in relation to the TSRs experienced by certain companies in the telecommunications sector, weighted according to their relevance to Telefónica, S.A., which for purposes of the Plan will constitute a comparison group (hereinafter the "Comparison Group"). The companies included in the Comparison Group are listed below: América Móvil, BT Group, Deutsche Telekom, Orange, Telecom Italia, Vodafone Group, Proximus, Koninklijke KPN, Millicom, Swisscom, Telenor, TeliaSonera, TIM Brasil, and Liberty Global.

With regard to complying with the TSR objective, the Plan will foresee that the number of shares to be delivered associated with meeting this objective will range from 15% of the number of theoretical shares assigned, assuming that the TSR performance of Telefónica, S.A. shares is at least the median of the comparison group, to 50% if the performance is in the third quartile or above in the comparison group, with the percentage calculated by linear interpolation for cases falling between the median and third quartile.

In order to determine the compliance with the FCF objective and calculate the specific number of shares to be delivered for this concept, the FCF level generated by the Telefónica Group during each year will be measured and compared to the value set in the budgets approved by the Board of Directors for each financial year.

With regard to the FCF, for each cycle, the Board of Directors, at the proposal of the Appointments, Remunerations and Corporate Governance Committee, determines a scale of achievement that includes a minimum threshold of 90% compliance, below which no incentive is paid and compliance with which will entail the delivery of 20% of the theoretical shares assigned, and a maximum level of 100% compliance, which will entail the delivery of 40% of the theoretical shares assigned.

To determine compliance with the CO2 Emissions Neutralisation target and calculate the specific number of shares to be delivered for this item, the level of CO2 emissions neutralisation achieved at the end of the cycle will be measured, with the incentive being paid upon reaching a certain level of scope 1 + 2 emissions reduction, in line with the 1.5°C scenario of the Paris Agreement (SBTi) and with the target set by the Company of zero net emissions by 2025 in its main markets for scopes 1 + 2.

The level of direct and indirect CO2 emissions from our daily activity shall be calculated according to the following:

CO2 Emission = Activity x Emission Factor, where:
- Activity: Amount of energy, fuel, gas, etc. consumed by the Company.
- Emission Factor: Amount of CO2 emitted to the atmosphere by the consumption of each unit of activity.

The emission factor provided by official sources (European Union, Ministries, CNMC, etc.) is used for electricity and the GHG Protocol emission factors are used for fuels.

At the beginning of the cycle, the Board of Directors, at the proposal of the Appointments, Remunerations and Corporate Governance Committee, determines a scale of achievement that includes a minimum threshold of 90% compliance, below which no incentive is paid and compliance with which will entail the delivery of 5% of the theoretical shares assigned, and a maximum level of 100% compliance, which will entail the delivery of 10% of the theoretical shares assigned. In addition, a minimum level of emission reductions of Scope 1 + 2, in line with the 1.5°C scenario of the Paris Agreement (SBTi), will need to be achieved for the incentive to be paid.

In any case, 100% of the shares delivered under the Plan to the Executive Directors and other Participants as determined by the Board of Directors shall be subject to a two-year holding period.

In addition, in accordance with the provisions of the Remuneration Policy for Directors of Telefónica, SA, the Executive Directors must maintain (directly or indirectly) a number of shares (including those delivered as remuneration) equivalent to two years of their Gross Fixed Remuneration, as long as they continue to belong to the Board of Directors and perform executive functions. Until such time as this requirement is met, the holding period for any shares delivered under the Plan to Executive Directors will be three years.
On the other hand, in July 2021, the Global Telefónica, S.A. Incentive Share Purchase Plan for Telefónica Group Employees ("Global Plan"), approved at the 2018 General Shareholders' Meeting, came to an end. As a token of their commitment to the Company and in order to encourage other employees to participate in the Global Plan, the Executive Directors contributed the maximum permitted under the Plan of 1,800 euros.

In relation to this Plan, each of the Executive Directors has received 167 additional shares (equivalent to one additional share for every two shares acquired), having fulfilled the condition of permanence and maintenance (one year after the end of the purchase period, i.e. until July 31, 2021).

In addition, it should be noted that the external directors of the company do not perceive nor have perceived remuneration during the year 2021 in concept of pensions or life insurance, nor do they participate in compensation plans referenced to the value of the share price.

Furthermore, the company does not grant nor has granted during the year 2021, an advance, loan or credit in favor of its Board Members or its Senior Management, complying with the requirements of the Sarbanes-Oxley Act published in the United States, which is applicable to Telefónica as a listed company in this market.

Remuneration of the Company’s Senior Management
As for the Directors who made up the Senior Management1 of the company in the year 2021, excluding those who form an integral part of the Board of Directors, have accrued a total amount of 6,891,990 euros during the 2021 fiscal year.
In addition, and in terms of long-term savings systems, the contributions made by the Telefónica Group during the year 2021 to the Social Security Plan described in the "Income and expenditure" note with regard to these directors increased to 921,546 euros; the contributions corresponding to the Pension Plan increased to 63,027 euros; the contributions to the Seguro Unit link-Excess Pension Fund increased to 104,313 euros.
Furthermore, the amount related to the remuneration in kind (which includes the fees for life insurance and other insurance, such as the general medical and dental coverage, and vehicle insurance) was 100,233 euros.
On the other hand, regarding share-based remuneration plans, during the year 2021, there were in force the following long-term variable remuneration plans:
The so-called "Performance Share Plan" ("PSP"), made up of three cycles (2018-2021; 2019-2022; 2020-2023), approved by the General Shareholders' Meeting held on June 8, 2018.
The period of measurement of objectives of the first cycle began on January 1, 2018 and concluded on December 31, 2020, resulting in a weighted payment coefficient of 50%.Consequently, the number of shares corresponding to the first cycle (2018-2021) of the Performance Share Plan that were delivered in the 2021 financial year to the Company's Senior Executives amounted to 220,085.
The target measurement period of the Second Cycle started on January 1, 2019 and ended on December 31, 2021. This cycle had a maximum of 512,491 shares allocated on January 1, 2019 to the group of directors forming part of the company's Senior Management, with a unit fair value of 6.1436 euros per share for FCF and 4.4394 euros for TSR. At the end of the cycle date, Kepler has submitted the Nominating, Compensation and Good Governance Committee the calculation of TSR for Telefónica, S.A., which has concluded below the median according to the performance scale. Therefore, there is no right to perceive the number of shares linked to the relative TSR objective.
With respect to Free Cash Flow objective, considering the partial fulfillment of 2019, 2020 and 2021, the average weighted payment coefficient is 50%. Performance assessment has been carried out based on the results audited both by independent and internal auditors of the Company, analyzed firstly by the Audit and Control Committee and subsequently submitted to the Nominating, Compensation and Corporate Governance Committee and approved by the Board of Directors.
Thus, at the end of the Second Cycle (2019-2022) of the Performance Share Plan, the Company's Senior Executives are entitled to receive 256,246 gross shares.
The measurement period of the third and last cycle objectives began on January 1, 2020 and will conclude on December 31, 2022. The maximum number of shares assigned to be delivered in 2023 in the event of maximum compliance with the TSR ("Total Shareholder Return") and FCF ("Free Cash Flow") target, set for the third cycle (2020-2023) to the group of Directors part of the Company's Senior Management was 316,762.
On the other hand, the Performance Share Plan (PSP), consisting of three cycles (2021-2024; 2022-2025; 2023- 2026), approved by the Ordinary General Meeting of Shareholders held on April 23, 2021, was also in force during the financial year 2021.
The target measurement period of the First Cycle started on January 1, 2021 and will end on December 31, 2023. The maximum number of shares allocated to be delivered in 2023 in the event of maximum compliance with the TSR (Total Shareholder Return), FCF (Free Cash Flow) and CO2 Emission Neutralisation targets set for the First Cycle (2021-2024) for all the Company's Senior Executives was 1,333,081.
On the other hand, in July 2021, the Global Telefónica, S.A. Incentive Share Purchase Plan for Telefónica Group Employees ("Global Plan"), approved at the 2018 General Shareholders' Meeting, came to an end. In relation to this Plan, Senior Executives have received a total of 756 additional shares (equivalent to one additional share for every two shares purchased), as they have fulfilled the condition of permanence and maintenance (one year after the end of the purchase period, i.e. until July 31, 2021).
1

1For these purposes, Senior Management is understood to be those persons who perform, de jure or de facto, senior management functions reporting directly to the Board of Directors or Executive Committees or Managing Directors of the Company, including, in all cases, the person responsible for Internal Audit.

Appendix III: Debentures and bonds
The detail and key features of outstanding debentures and bonds at December 31, 2021 are as follows (in millions of euros):

Total Telefónica and its instrumental companies
			Maturity (nominal)
Debentures and bonds	Currency	% Interest rate	2022	2023	2024	2025	2026	Subsequent years	Total
T. EUROPE BV SEP_00 BOND GLOBAL D	USD	8.250%	—	—	—	—	—	1,082	1,082
TEBV FEB_03 EMTN FIXED TRANCHE B	EUR	5.875%	—	—	—	—	—	500	500
Telefónica Europe, B.V.			—	—	—	—	—	1,582	1,582
EMTN O2 GBP	GBP	5.375%	—	—	—	—	595	—	595
TELEF. EMISIONES JUNE 06 TRANCHE D	USD	7.045%	—	—	—	—	—	1,766	1,766
TELEF. EMISIONES MAY 2014	EUR	2.242%	938	—	—	—	—	—	938
EMTN GBP 12/09/2022 650 GBP	GBP	5.289%	774	—	—	—	—	—	774
EMTN GBP 10/08/2029 400 GBP	GBP	5.445%	—	—	—	—	—	476	476
TELEF. EMISIONES DECEMBER 2012	CHF	3.450%	145	—	—	—	—	—	145
TELEF EMISIONES JANUARY 2013	EUR	3.987%	—	1,277	—	—	—	—	1,277
TELEF. EMISIONES OCTOBER 2014	EUR	2.932%	—	—	—	—	—	800	800
TELEF. EMISIONES JULY 2015	EUR	1 x EURIBOR6M +0.83%	67	—	—	—	—	—	67
TELEF EMISIONES APRIL 2016	EUR	0.750%	874	—	—	—	—	—	874
TELEF EMISIONES APRIL 2016	EUR	1.460%	—	—	—	—	1,279	—	1,279
TELEF. EMISIONES OCTOBER 2016	EUR	1.930%	—	—	—	—	—	750	750
TELEF. EMISIONES DECEMBER 2016	EUR	4.000%	—	—	—	—	—	150	150
TELEF. EMISIONES JANUARY 2017	EUR	1.528%	—	—	—	1,127	—	—	1,127

Total Telefónica and its instrumental companies (cont.)
			Maturity (nominal)
Debentures and bonds	Currency	% Interest rate	2022	2023	2024	2025	2026	Subsequent years	Total
TELEF. EMISIONES JANUARY 2017	EUR	2.318%	—	—	—	—	—	500	500
TELEF. EMISIONES MARCH 2017	USD	4.103%	—	—	—	—	—	1,324	1,324
TELEF. EMISIONES MARCH 2017	USD	5.213%	—	—	—	—	—	1,766	1,766
TELEF. EMISIONES MARCH 2017	EUR	2.318%	—	—	—	—	—	200	200
TELEF. EMISIONES APRIL 2017	USD	4.900%	—	—	—	—	—	177	177
TELEF. EMISIONES APRIL 2017	USD	5.213%	—	—	—	—	—	441	441
TELEF. EMISIONES SEPTEMBER 2017	EUR	1.715%	—	—	—	—	—	1,250	1,250
TELEF. EMISIONES JANUARY 2018	EUR	1.447%	—	—	—	—	—	1,000	1,000
TELEF. EMISIONES MARCH 2018	USD	4.895%	—	—	—	—	—	1,104	1,104
TELEF. EMISIONES MARCH 2018	USD	4.665%	—	—	—	—	—	662	662
TELEF. EMISIONES SEPTEMBER 2018	EUR	1.495%	—	—	—	892	—	—	892
TELEF. EMISIONES FEBRUARY 2019 GREEN B.	EUR	1.069%	—	—	1,000	—	—	—	1,000
TELEF. EMISIONES MARCH 2019	EUR	1.788%	—	—	—	—	—	1,000	1,000
TELEF. EMISIONES MARCH 2019	USD	5.520%	—	—	—	—	—	1,104	1,104
TELEF. EMISIONES JULY 2019	EUR	1.957%	—	—	—	—	—	500	500
TELEF. EMISIONES MAY 2020	EUR	1.201%	—	—	—	—	—	1,250	1,250
TELEF. EMISIONES FEBRUARY 2020	EUR	0.664%	—	—	—	—	—	1,000	1,000
TELEF. EMISIONES MAY 2020	EUR	1.807%	—	—	—	—	—	750	750
TELEF. EMISIONES JULY 2020	EUR	1.864%	—	—	—	—	—	500	500
Telefónica Emisiones, S.A.U.			2,798	1,277	1,000	2,019	1,874	18,470	27,438
Total Telefónica, S.A. and its instrumental companies			2,798	1,277	1,000	2,019	1,874	20,052	29,020

Foreign operators
			Maturity
Debentures and bonds	Currency	% Interest rate	2022	2023	2024	2025	2026	Subsequent years	Total
Bond T	CLP	4.900%	—	20	—	—	—	—	20
144A Bond	USD	3.875%	441	—	—	—	—	—	441
Telefónica Chile, S.A.			441	20	—	—	—	—	461
Bond F	UF	3.600%	—	97	—	—	—	—	97
Bond O	CLP	3.500%	—	—	—	73	—	—	73
Bond Q	CLP	3.600%	—	—	—	—	94	—	94
Bond 144 A	USD	3.537%	—	—	—	—	—	441	441
Telefónica Móviles Chile, S.A.			—	97	—	73	94	441	705
Bond T. Peru 4th Program (19th Serie A)	N. SOL	VAC + 3.6250%	—	—	—	—	—	21	21
Bond T. Peru 4th Program (19th Serie B)	N. SOL	VAC + 2.8750%	—	—	—	—	—	16	16
Bond T. Peru 4th Program (37th Serie A)	N. SOL	VAC + 3.1250%	—	—	—	—	—	16	16
Bond T. Peru 4th Program (19th Serie C)	N. SOL	VAC + 3.1875%	—	—	—	—	—	7	7
Bond T. Peru 6th Program (17th Serie A)	N. SOL	VAC + 3.0938%	—	—	—	—	—	15	15
Bond T. Peru 6th Program (11th Serie A)	N. SOL	6.656%	—	58	—	—	—	—	58
Bond T. Peru 6th Program (11th Serie B)	N. SOL	6.188%	—	—	27	—	—	—	27
Bond T. Peru 6th Program (13th Serie A)	N. SOL	5.500%	31	—	—	—	—	—	31
Bond T. Peru 6th Program (14th Serie A)	N. SOL	5.344%	22	—	—	—	—	—	22
Bond T. Peru 6th Program (15th Serie A)	N. SOL	5.469%	—	—	30	—	—	—	30
Bond T. Peru 6th Program (16th Serie A)	N. SOL	5.500%	—	—	—	23	—	—	23
Bond T. Peru 1st Private Program (1st Serie A)	N. SOL	7.281%	—	—	—	—	18	—	18
Bond T. Peru 1st Program International Issue (1sr Serie A)	N. SOL	7.375%	—	—	—	125	125	126	376
Telefónica del Perú, S.A.			53	58	57	148	143	201	660
Nonconvertible bonds	BRL	1.0825 x CDI	158	—	—	—	—	—	158
Telefônica Brasil, S.A.			158	—	—	—	—	—	158
BOND R144-A	USD	4.950%	—	—	—	—	—	441	441
Bond A5	COP	6.650%	—	—	77	—	—	—	77
Bond C10	COP	IPC + 3.39%	—	—	—	—	—	34	34
Colombia Telecomunicaciones, S.A, ESP			—	—	77	—	—	475	552
Bond	EUR	1.750%	—	—	—	600	—	—	600
O2 Telefónica Deutschland Finanzierungs, GmbH			—	—	—	600	—	—	600
Total Outstanding Debentures and Bonds Foreign operators			652	175	134	821	237	1,117	3,136
Total Outstanding Debentures and Bonds			3,450	1,452	1,134	2,840	2,111	21,169	32,156
The main debentures and bonds issued by the Group in 2021 are as follows:

			Nominal (millions)
Item	Date	Maturity Date	Currency	Euros	Currency of issuance	Coupon
Telefónica Móviles Chile, S.A.
Bond	04/15/2021	03/01/2026	90,000	94	CLP	3.600%
Bond	11/18/2021	11/18/2031	500	441	USD	3.537%

Appendix IV: Financial instruments
The detail of the type of financial instruments arranged by the Group (notional amount) by currency and interest rates at December 31, 2021 is as follows:

								Fair value
Millions of euros	2022	2023	2024	2025	2026	Subsequent years	Notional	Underlying debt	Associated derivatives	TOTAL
Euro	(8,251)	1,889	1,943	3,014	4,177	20,534	23,306	15,264	8,377	23,641
Floating rate	907	2,101	413	119	2,288	2,006	7,834	41	7,975	8,016
Spread	0.04%	0.04%	0.06%	—	(0.09%)	(0.12%)	(0.04%)	—	—	—
Fixed rate	(9,158)	(212)	1,530	2,895	1,889	18,528	15,472	15,223	402	15,625
Interest rate	(0.74%)	(7.53%)	0.59%	1.48%	2.05%	1.56%	3.00%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Other european currencies
Instruments in CZK	(69)	—	—	—	—	—	(69)	—	(68)	(68)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(69)	—	—	—	—	—	(69)	—	(68)	(68)
Interest rate	1.87%	—	—	—	—	—	1.87%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in GBP	373	—	—	—	—	—	373	575	(200)	375
Floating rate	—	—	—	—	—	—	—	—	(2)	(2)
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	373	—	—	—	—	—	373	575	(198)	377
Interest rate	7.95%	—	—	—	—	—	7.95%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in CHF	(2)	—	—	—	—	—	(2)	149	(149)	—
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(2)	—	—	—	—	—	(2)	149	(149)	—
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
America
Instruments in USD	(921)	95	131	(441)	(1,766)	2,561	(341)	16,548	(16,875)	(327)
Floating rate	373	125	132	(441)	(1,766)	2,560	983	462	77	539
Spread	0.35%	1.75%	0.67%	—	—	—	0.45%	—	—	—
Fixed rate	(1,294)	(30)	(1)	—	—	1	(1,324)	16,086	(16,952)	(866)
Interest rate	(0.48%)	—	—	—	—	—	0.32%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in UYU	(6)	—	82	—	24	—	100	98	5	103
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(6)	—	82	—	24	—	100	98	5	103
Interest rate	—	—	9.39%	—	8.90%	—	10.08%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

								Fair value
Millions of euros	2022	2023	2024	2025	2026	Subsequent years	Notional	Underlying debt	Associated derivatives	TOTAL
Instruments in ARS	(205)	19	—	—	—	—	(186)	(186)	—	(186)
Floating rate	(1)	—	—	—	—	—	(1)	(1)	—	(1)
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(204)	19	—	—	—	—	(185)	(185)	—	(185)
Interest rate	30.03%	44.70%	—	—	—	—	28.53%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in BRL	4,413	25	—	295	—	262	4,995	(144)	5,080	4,936
Floating rate	(700)	(41)	—	295	—	262	(184)	(215)	39	(176)
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	5,113	66	—	—	—	—	5,179	71	5,041	5,112
Interest rate	8.13%	8.75%	—	—	—	—	8.14%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in CLP	(32)	318	85	176	94	86	727	(496)	1,225	729
Floating rate	135	3	—	—	—	86	224	(17)	374	357
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(167)	315	85	176	94	—	503	(479)	851	372
Interest rate	1.99%	2.59%	1.57%	3.18%	3.60%	—	3.01%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in UFC	—	—	—	—	—	—	—	100	(100)	—
Floating rate	—	—	—	—	—	—	—	100	(100)	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in PEN	298	62	56	149	143	126	834	460	377	837
Floating rate	5	—	—	—	—	—	5	5	—	5
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	293	62	56	149	143	126	829	455	377	832
Interest rate	5.40%	6.46%	5.81%	7.08%	7.36%	7.38%	6.45%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in VAC	—	—	—	—	—	74	74	74	—	74
Floating rate	—	—	—	—	—	74	74	74	—	74
Spread	—	—	—	—	—	3.21%	3.21%	—	—	—
Fixed rate	—	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in COP	(38)	48	143	662	—	34	849	213	643	856
Floating rate	(3)	—	66	130	—	—	193	274	405	679
Spread	—	—	1.35%	5.82%	—	—	4.39%	—	—	—
Fixed rate	(35)	48	77	532	—	34	656	(61)	238	177
Interest rate	1.48%	5.24%	6.65%	3.19%	—	8.09%	4.09%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in VEB	(2)	1	—	—	—	—	(1)	(1)	—	(1)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(2)	1	—	—	—	—	(1)	(1)	—	(1)
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

								Fair value
Millions of euros	2022	2023	2024	2025	2026	Subsequent years	Notional	Underlying debt	Associated derivatives	TOTAL
Instruments in MXN	(331)	11	—	—	—	—	(320)	(433)	112	(321)
Floating rate	(2)	—	—	—	—	—	(2)	(2)	—	(2)
Spread	1.96%	—	—	—	—	—	1.96%	—	—	—
Fixed rate	(329)	11	—	—	—	—	(318)	(431)	112	(319)
Interest rate	2.91%	6.18%	—	—	—	—	2.81%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Asia
Instruments in JPY	—	—	—	—	—	—	—	1	—	1
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	1	—	1
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
TOTAL							30,339	32,222	(1,573)	30,649
Floating rate							9,126	721	8,768	9,489
Fixed rate							21,213	31,501	(10,341)	21,160
Rate cap							—	—	—	—
Currency Options and Others (*)							—	—	—	—
(*) Amounts include in fixed rate

The table below is an extract of the previous table that shows the sensitivity to interest rates originated by our position on interest rate swaps categorized into instruments entered into for trading purposes and instruments entered into for purposes other than trading at December 31, 2021:

Interest rate swaps
Millions of euros	Maturity
Non trading purposes	2022	2023	2024	2025	2026	Subsequent years	Total	Fair value
EUR								(98)
Fixed to fix	—	—	—	—	—	—	—	—
Receiving leg	(75)	—	—	—	—	—	(75)	(43)
Average Interest Rate	—	—	—	—	—	—	—	—
Paying leg	75	—	—	—	—	—	75	43
Average Interest Rate	0.55%	—	—	—	—	—	0.55%	—
Fixed to floating	—	—	—	—	—	—	—	(260)
Receiving leg	(3,868)	(3,674)	(1,393)	(965)	(1,295)	(1,720)	(12,915)	(7,235)
Average Interest Rate	1.02%	1.52%	1.12%	0.63%	0.91%	0.51%	1.06%	—
Paying leg	3,868	3,674	1,393	965	1,295	1,720	12,915	6,975
Average Spread	1.02%	0.37%	0.36%	0.56%	—	0.01%	0.49%	—
Floating to fixed	—	—	—	—	—	—	—	162
Receiving leg	—	(972)	(470)	(50)	(777)	(1,295)	(3,564)	(3,556)
Average Spread	—	—	—	—	—	—	—	—
Paying leg	—	972	470	50	777	1,295	3,564	3,718
Average Interest Rate	—	0.60%	1.26%	0.65%	0.82%	0.79%	0.80%	—
USD								(22)
Fixed to floating	—	—	—	—	—	—	—	(26)
Receiving leg	(565)	(962)	(150)	—	—	—	(1,677)	(1,103)
Average Interest Rate	1.73%	1.77%	3.55%	—	—	—	1.92%	—
Paying leg	565	962	150	—	—	—	1,677	1,077
Average Spread	0.92%	0.55%	—	—	—	—	0.63%	—
Floating to fixed	—	—	—	—	—	—	—	4
Receiving leg	—	(662)	(150)	—	—	—	(812)	(812)
Average Spread	—	—	—	—	—	—	—	—
Paying leg	—	662	150	—	—	—	812	816
Average Interest Rate	—	0.24%	2.52%	—	—	—	0.66%	—

Interest rate swaps
Millions of euros	Maturity
Trading purposes	2022	2023	2024	2025	2026	Subsequent years	Total	Fair value
EUR								1,145
Fixed to floating	—	—	—	—	—	—	—	(47)
Receiving leg	(100)	(800)	—	(125)	—	(275)	(1,300)	(1,395)
Average Interest Rate	1.20%	1.50%	—	0.32%	—	0.72%	1.20%	—
Paying leg	100	800	—	125	—	275	1,300	1,348
Average Spread	—	—	—	—	—	—	—	—
Floating to fixed	—	—	—	—	—	—	—	1,192
Receiving leg	(67)	—	—	(354)	—	(7,132)	(7,553)	(7,168)
Average Spread	—	—	—	0.44%	—	—	0.02%	—
Paying leg	67	—	—	354	—	7,132	7,553	8,360
Average Interest Rate	0.16%	—	—	0.44%	—	1.19%	1.14%	—
USD								(2,217)
Fixed to floating	—	—	—	—	—	—	—	(2,217)
Receiving leg	(204)	(113)	(78)	(399)	(3,541)	(9,426)	(13,761)	(12,093)
Average Interest Rate	2.03%	2.19%	2.36%	1.30%	2.79%	3.24%	3.04%	—
Paying leg	204	113	78	399	3,541	9,426	13,761	9,876
Average Spread	—	—	—	1.03%	2.78%	—	0.75%	—
GBP								(86)
Fixed to floating	—	—	—	—	—	—	—	(86)
Receiving leg	—	—	—	—	—	(476)	(476)	(557)
Average Interest Rate	—	—	—	—	—	3.42%	3.42%	—
Paying leg	—	—	—	—	—	476	476	471
Average Spread	—	—	—	—	—	—	—	—

Millions of euros	Maturity
Trading purposes	2022	2023	2024	2025	2026	Subsequent years	Total	Fair value
CLP								(8)
Fixed to floating	—	—	—	—	—	—	—	1
Receiving leg	(3)	(3)	—	—	—	—	(6)	(5)
Average Interest Rate	4.90%	4.90%	—	—	—	—	4.90%	—
Paying leg	3	3	—	—	—	—	6	6
Average Spread	1.27%	1.27%	—	—	—	—	1.27%	—
Floating to fixed	—	—	—	—	—	—	—	(9)
Receiving leg	(16)	(122)	—	—	—	—	(138)	(13)
Average Spread	—	—	—	—	—	—	—	—
Paying leg	16	122	—	—	—	—	138	4
Average Interest Rate	0.69%	1.54%	—	—	—	—	1.44%	—
COP								(41)
Fixed to floating	—	—	—	—	—	—	—	2
Receiving leg	—	—	—	(67)	—	—	(67)	—
Average Interest Rate	—	—	—	5.77%	—	—	5.77%	—
Paying leg	—	—	—	67	—	—	67	2
Average Spread	—	—	—	1.07%	—	—	1.07%	—
Floating to fixed	—	—	—	—	—	—	—	(43)
Receiving leg	—	—	—	(532)	—	(34)	(566)	(45)
Average Spread	—	—	—	—	—	3.39%	0.20%	—
Paying leg	—	—	—	532	—	34	566	2
Average Interest Rate	—	—	—	3.19%	—	8.09%	3.48%	—

Interest rate options, by maturity, are as follows:

Cash flows receivable or payable on derivative financial instruments to be settled via the swap of nominals, categorized by currency of collection/payment, along with contractual maturities are as follows:

Millions of euros		2022	2023	2024	2025	2026	Subsequent years	Total
Currency swaps
Receive	BRL	—	—	—	—	—	—	—
Pay	BRL	(83)	—	—	—	—	—	(83)
Receive	CLP	337	73	—	—	—	—	410
Pay	CLP	(502)	(320)	—	—	—	(86)	(908)
Receive	COP	—	—	—	—	—	—	—
Pay	COP	—	—	—	(418)	—	—	(418)
Receive	EUR	881	929	—	—	—	—	1,810
Pay	EUR	(657)	(668)	(80)	(46)	(2,352)	(8,331)	(12,134)
Receive	GBP	179	—	—	—	595	476	1,250
Pay	GBP	—	—	—	—	—	—	—
Receive	JPY	—	—	—	—	—	119	119
Pay	JPY	—	—	—	—	—	—	—
Receive	MXN	27	27	27	27	27	97	232
Pay	MXN	(27)	(27)	(27)	(27)	(27)	(97)	(232)
Receive	PEN	—	—	—	—	—	—	—
Pay	PEN	—	—	—	—	1	—	1
Receive	UFC	—	194	—	—	—	—	194
Pay	UFC	—	(97)	—	—	—	—	(97)
Receive	USD	1,404	959	78	487	1,775	7,748	12,451
Pay	USD	(1,415)	(956)	—	—	(1)	—	(2,372)
Receive	UDI	42	42	42	42	42	151	361
Pay	UDI	(42)	(42)	(42)	(42)	(42)	(151)	(361)
TOTAL		144	114	(2)	23	18	(74)	223
(*) The largest volume of cash flows collected in this table falls into the following currency pairs. The average exchange rates to which the settlements have been closed are: EUR/GBP (0.80), EUR/USD (1.14), USD/COP (3,729.46) and EUR/CHF (1.20).

Millions of euros		2022	2023	2024	2025	2026	Subsequent years	Total
Forwards
Receive	BRL	99	—	—	—	—	—	99
Pay	BRL	(5,166)	—	—	—	—	—	(5,166)
Receive	CLP	44	—	—	—	—	—	44
Pay	CLP	(748)	(28)	(1)	—	—	—	(777)
Receive	COP	248	—	—	—	—	—	248
Pay	COP	(326)	(19)	—	—	—	—	(345)
Receive	CZK	69	—	—	—	—	—	69
Pay	CZK	—	—	—	—	—	—	—
Receive	EUR	7,996	—	—	—	—	—	7,996
Pay	EUR	(1,556)	—	—	—	—	—	(1,556)
Receive	GBP	607	—	—	—	—	—	607
Pay	GBP	(1,939)	—	—	—	—	—	(1,939)
Receive	CHF	145	—	—	—	—	—	145
Pay	CHF	—	—	—	—	—	—	—
Receive	MXN	11	—	—	—	—	—	11
Pay	MXN	(123)	—	—	—	—	—	(123)
Receive	PEN	13	—	—	—	—	—	13
Pay	PEN	(393)	—	—	—	—	—	(393)
Receive	USD	2,195	46	1	—	—	—	2,242
Pay	USD	(1,359)	—	—	—	—	—	(1,359)
Receive	UYU	2	—	—	—	—	—	2
Pay	UYU	(8)	—	—	—	—	—	(8)
TOTAL		(189)	(1)	—	—	—	—	(190)
(*) The largest volume of cash flows collected in this table falls into the following currency pairs. The average exchange rates to which the settlements have been closed are: EUR/GBP (0.85), EUR/USD (1.14), USD/COP (3,912.96) and EUR/BRL (6.55).

Appendix V: Interest-bearing debt
The main financing transactions at December 31, 2021 and 2020 and their nominal amounts are as follows:

			Outstanding principal balance
			(millions of euros)
Descriptive name summary	Current limit (millions)	Currency	12/31/2021	12/31/2020	Arrangement date	Maturity date
Telefónica, S.A
Structured Financing (*)	—	USD	—	15	05/03/2011	07/30/2021
Structured Financing (*)	82	USD	72	162	02/22/2013	01/31/2023
Structured Financing (*)	100	USD	89	152	08/01/2013	10/31/2023
Structured Financing (*)	326	USD	288	338	12/11/2015	03/11/2026
Structured Financing (*)	221	EUR	221	281	12/11/2015	03/11/2026
Credit (1)	—	GBP	—	111	05/23/2013	09/30/2021
Bilateral loan (2)	—	EUR	—	200	07/11/2019	08/16/2021
Bilateral loan (3)	—	EUR	—	150	11/08/2019	06/14/2021
Bilateral loan (4)	—	EUR	—	200	12/04/2019	08/06/2021
Syndicated (5)	5,500	EUR	—	—	03/15/2018	03/15/2026
Telefónica Germany GmbH & Co. OHG
EIB Financing	—	EUR	258	333	06/13/2016	06/13/2025
Syndicated (6)	750	EUR	—	—	12/17/2019	12/17/2026
EIB Financing (Tranche 1)	—	EUR	300	—	12/18/2019	06/18/2029
EIB Financing (Tranche 2)	—	EUR	150	—	01/14/2020	07/14/2029
Colombia Telecomunicaciones, S.A. E.S.P.
Bilateral loan	—	USD	117	175	02/25/2020	03/24/2025
Syndicated (7)	—	USD	—	204	03/18/2020	07/27/2021
Bilateral loan	—	COP	111	—	07/06/2021	03/19/2025
Telxius Telecom, S.A.
Syndicated	300	EUR	162	197	12/01/2017	12/01/2024
Bilateral loan (8)	—	EUR	—	150	11/29/2019	08/31/2021
Telefónica Móviles Chile, S.A.
Bilateral loan	—	USD	124	114	04/17/2020	09/29/2023
(1) On September 30, 2021, there was an early repayment of the credit for 100 million euros, originally scheduled to mature in 2023.
(2) On August 16, 2021, there was an early repayment of the bilateral loan for 200 million euros, originally scheduled to mature in 2026.
(3) On June 14, 2021, there was an early repayment of the bilateral loan for 150 million euros, originally scheduled to mature in 2030.
(4) On August 6, 2021, there was an early repayment of the bilateral loan for 200 million euros, originally scheduled to mature in 2027.
(5) On march 15, 2021 there was an extension of the 5,500 million euros syndicated loan, originally scheduled to mature in 2025.
(6) On November 16, 2021, there was a maturity extension of its 750 million euros syndicated loan, signed on December 17, 2019, until 2026.
(7) On March 12, 2021 there was an early repayment for 100 million dollars, on May 12, 2021 12.5 million dollars, on June 28, 2021 53 million dollars, on July 8, 2021 53.5 million dollars and on July 27, 2021 31 million dollars.
(8) On August 31, 2021 there was an early repayment of the bilateral loan for 150 million euros, originally scheduled to mature in November 2021.

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
Regulation on COVID-19
As a result of COVID-19, in the most relevant jurisdictions where Telefónica operates, governments, during year 2020, imposed different temporary measures on telecommunications operators, aimed at protecting the most vulnerable consumers. Most of these measures ceased to apply during the year 2021. Amongst the measures still applicable, it is worth to highlight the following: In Colombia, until February 28, 2022, in the absence of customer payment, the government imposed the obligation to allow users to have 200 SMS for free and allow free browsing in 30 URLs.
In Chile, the voluntary agreement with the government to offer a package of minimum connectivity services at a reduced or free price, together with free access to specific platforms (i.e. health, emergencies, education, information) expired on December 31, 2021. However, Telefónica has extended the offer of this solidarity plan until February 28, 2022. In Brazil, an obligation was imposed to send text messages (SMS) on the care needed for the prevention of this disease to the user base. In Germany, tracking application for COVID-19 contacts is free of charge, with no data consumption involved.
On the other hand, and in order to facilitate for operators to provide telecommunications services during the COVID-19 pandemic, in Peru, Brazil and Colombia, the government adopted measures making it easier to comply with quality regulatory obligations. Colombia also issued flexibilization measures regarding the user’s protection regime, allowing the digitalization of administrative proceedings. Peru and Argentina made the regulatory framework for infrastructure deployment more flexible.
Electronic Communication Regulation in the European Union
By Directive (EU) 2018/1972, of December 11, 2018, the European Code of Electronic Communications (EECC in its acronym in English) was approved by the European Parliament and the Council. The Member States had a period of two years (until December 21, 2020) to transpose it into their national legislation.
The Code includes measures to stimulate investment on very high capacity network (VHCN), modernization of the provisions of the Universal Service and certain changes in the regulation of services with the aim of balancing the supply conditions (Level Playing Field) between telecom operators and OTTs. In addition, some improvements are included for the coordination of spectrum management processes throughout the EU as well as a harmonization of licenses duration up to at least 20 years.
Due to a delay in the transposition of the EECC, the European Commission announced the second stage of infringements proceedings, in the form of a reasoned opinion, against 18 member states, including Spain, on September 21, 2021.

The Relevant Market Recommendation (RMR) adopted in December 2020, identifies the relevant markets within the electronic communication sector that are susceptible of ex ante regulation by the NRAs. The NRAs should assess the competitive conditions of these markets and where appropriate, designate operators as having significant market power (SMP) and impose obligations. The markets susceptible to ex ante regulation were reduced from 4 to 2: wholesale local access provided at a fixed location market and wholesale dedicated capacity market. Nevertheless, NRAs are still able to analyze any other market that according to national circumstances might deemed to be uncompetitive.
In relation to the maximum cap at European level for both fixed and mobile termination rates (FTRs/MTRs), since the adoption of a Delegated Act, in April 2021 by the EC, the maximum rates applicable are those included in the correspondent glidepaths, and aiming to reach 0.2 euro cents per minute in mobile by 2024 and to 0.07 euro cents per minute in the case of fixed rates.
Additionally, the European Council has approved the Recovery and Resilience Mechanism (RRM), with European funds of 750 billion euros until 2025 as a central pillar of the European Digital Transformation (at least 20% of funds devoted to digitalization) initiatives which can receive support to advance connectivity and the digitalization of society.
Telecom Single Market
EU Regulation 2015/2120 of the EP and of the Council of November 25, 2015, lays down measures basically concerning open Internet access (Net Neutrality) and roaming on public mobile communications networks within the Union.
•Roaming: Since June 15, 2017, operators have not been allowed to charge roaming users within the EU additional fees to their domestic prices for roaming calls, SMS and data services (“Roaming Like at Home”). Wholesale maximum rates for voice, data and SMS were also regulated. While current regulation expires on June 30, 2022, on December 8, 2021, the Presidency of the European Council and European Parliament reached an agreement regarding the roaming regulation review which is expected to be published in the Official Journal of the EU during the second quarter of 2022 and being directly binding for Member States. The new regulation will include a new glide path for maximum wholesale rates for voice, data and SMS that are not expected to distort the wholesale market. The new regulation has not yet been published in the official journal of the European Union, as the draft is pending approval by the European Parliament in the first quarter of 2022. This reviewed regulation will also include new provisions on transparency and Quality of services that might have a moderate impact on implementation costs for roaming providers.
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
Following European Court of Justice rulings concerning commercial zero rating propositions in the German market, the Body of European Regulators for Electronic Communications (BEREC) is reviewing the Guidelines on the Implementation of the Open Internet Regulation. It is expected to introduce, by mid 2022 some modifications.
Digital Single Market
Among the most relevant regulatory initiatives we can find the following:
•Content Package:
•On November 28, 2018, the audiovisual Directive (AVMS) was published in the Official Journal of the European Union. The text came into force on December 19, and had to be transposed into national law in the EU member States by September 19, 2020. In Germany, the transposition of the AVMSD was specified in the Interstate Media Treaty, which entered into force on November 7, 2020. The United Kingdom adopted the AVMS Regulation on September 30, 2020, which was applicable until the formalization of the UK’s exit from the UE. And in Spain, the Draft General Law on Audiovisual Communication was adopted on November 30, 2021. Among the main novelties of the regulation, it includes greater protection of children, limits on advertising and boost to European production. Rules will apply to television channel and also to video-on-demand platforms and distribution of videos, as well as to live broadcasts on these platforms. In particular video sharing platforms will be obliged to reserve at least 30% of European production in their video catalogs on demand. In addition, Member States may impose financing obligations to providers of VOD services established in another Member State but offering services in their countries.
•The Geo-Blocking Regulation tries to limit geographically-based restrictions which undermine online shopping and cross-border sales. As a follow-up to the revision of the Geo-Blocking Regulation, the European Commission published an Action Plan to support the recovery and transformation of the audiovisual sector on December 3, 2020. This Plan included a proposal for a dialogue between the European Commission and the audiovisual industry to facilitate access to and availability of audiovisual content across EU borders. Three meetings between the Commission and industry took place during 2021 and these dialogues are expected to continue in 2022.
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
The European Parliament leading Committee IMCO, adopted its DSA position last December 14 and the Plenary is expected to vote on the Commission´s amended proposal in the January session. The approved text will then become Parliament´s mandate for negotiations with EU governments starting under the French Presidency of the Council in the first semester of 2022.
With respect to the Digital Markets regulation, whose main goal is to avoid the negative consequences derived from the behavior of the platforms that act as "gate keepers", the main points regulated are:
•It will only apply to the main platform providers more prone to incur in unfair practices and ensuring contestability in a set of core platform services.
•It establishes thresholds for the designation of "gate keepers".
•It requires "gate keepers" to take action in a proactive manner.
•The regulation foresees mechanisms for the Commission to designate new "gate-keepers" below the thresholds; to add new services and obligations; and to impose structural or behavioral remedies for systematic non-compliance through a market investigation.
•The regulation will impose penalties of up to 10% of global income for non-compliance.

The European Parliament and the Council have issued their compromised amendment proposals of the Commission’s original proposal. The trilogues are expected to start at the beginning of 2022 with the goal to reach an agreement before the end of the French Presidency (July, 2022).

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
On January 10, 2017, the EC put forward its proposal for a Regulation on ePrivacy, which will replace the current Directive 2002/58/EC on privacy in the electronic communications sector and will complement the GDPR. The EC proposal also introduces administrative fines of up to 4% of an undertaking’s annual global turnover of the preceding financial year for breaching new regulation. The Regulation could be adopted in first half of 2022 under the French Presidency.
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
Furthermore, in June 2021 European Commission adopted its Adequacy Decisions for the transfer of personal data between EU and UK. The Adequacy Decisions include strong safeguards such a sunset clause, limiting the assessment of adequacy to 4 years.
Radio spectrum policy
On December 14, 2016, the European institutions reached an agreement on how to coordinate the use of the 700 MHz band facilitating the introduction of 5G as of 2020. Duly justified exceptions on grounds defined in Decision 2017/899/CE were allowed until June 30, 2022. But, the assignment processes were finally completed during 2021, with Telefónica securing 2x10 MHz in each of our European markets’ footprint (Germany, Spain and UK).
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
Spain
General regulatory framework

The legal framework for the regulation of the telecommunications sector in Spain is governed by the General Telecommunications Law (9/2014) of May 9. The draft of the General Telecommunications Law, implementing the "EECC", has been submitted in the fourth quarter of 2021 starting from that moment its parliamentary process.
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
The EU Commission’s delegated act on termination rates entered into force on July 1, 2021 and the approved charges have been amended accordingly:
Fixed markets
Wholesale fixed access and call origination market
On January 17, 2017, the CNMC approved the definition and the analysis of the market for access and call origination on fixed networks. Considering that Telefónica has SMP, the CNMC imposed specific obligations to Telefónica regarding the provision of origination services, preselection and wholesale access service to the telephone line on a cost-oriented bases, and regarding the implementation of an accounting system. Telefónica was imposed, among others, the obligation of no discrimination, transparency and separation of accounts.
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
Relevant developments were the updating of terminating prices for the period 2019-2021, as well as the possibility of charging a surcharge for traffic originated outside the EU under the principle of reciprocity. The approved prices from January 1, 2021 are 0.0545 euros per minute.
Mobile market
Mobile network call termination
On January 2018, the CNMC adopted the final decision where all mobile operators were considered SMP for the call termination in their networks.
As established by the European Commission’s Delegated Act, from January 1, 2022 to December 31, 2022, tariffs amount to 0.55 euro cents per minute.
Wholesale (physical) to network infrastructure access and wholesale broadband access
On January 18, 2017, the CNMC adopted a Resolution which approved the reference offer of the new wholesale unbundled virtual access service to Telefónica's new broadband Ethernet service (local NEBA). NEBA services are expected to allow alternative operators more flexibility to structure their retail offers over Telefónica's fiber network. In March 2018, the CNMC approved the methodology to be used to assess the maximum wholesale access price which Telefónica could charge to other operators for accessing the optical fiber network in regulated areas (NEBA Local and NEBA services), set at 17.57 euros per month. This price is reviewed twice a year in order to assess whether Telefónica's retail offers (broadband flagship products) are economically replicable with such price.
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
The resolutions from March 2018, July 2018 and November 2020 have been appealed by Telefónica de España.
On October 7, 2021, CNMC has completed the the broadband market analysis (1/2020, 3b/2014 markets). The most remarkable aspects stated by CNMC are:
•To expand the competitive area in new generation networks, from 66 to 696 municipalities, which represent the 70.5% where the Spanish population lives. In these areas the obligation to offer a wholesale broadband access service (NEBA) will not be imposed on Telefónica’s fiber network.
•In the remaining municipalities, CNMC requires Telefónica to provide other operators with a virtual disaggregated access service (local NEBA) and a wholesale broadband access service (NEBA) on its fiber network.
•Throughout the whole territory, CNMC has decided to maintain the obligation by which Telefónica must provide the wholesale service of giving access to its civil infrastructure (ducts, conduits and posts).
Universal service obligations
The Minister of Economy and Business on September 26, 2020, approved a Resolution (ECE/1280/2019) for the designation of Telefónica de España as the operator responsible for the Universal Service Obligation (Network access and telephone service, public payphones) for a period of three and two years respectively from January 1, 2020.
The obligation of the provision of public payphones expired on December 31, 2021 and from that Telefónica de España is no longer responsible for the provision of this element of the Universal Service Obligation.
Spectrum
On February 22, 2021, Telefónica España acquired a 10 MHz block in the 3.4-3.8 GHz band for 21 million euros. With this spectrum acquisition, Telefónica completes 100MHz which corresponds to the maximum carrier width in the 5G standard. In order for all the operators to have contiguous frequency blocks and ensure a more efficient use of the spectrum to deploy 5G technology and associated services, it is expected that the Ministry of Economic Affairs and Digital Transformation will adopt a resolution for the reorganization of the 3.4-3.8 GHz band, during March 2022. Following this resolution, operators will have 6 months to migrate their frequencies. Regarding the 700 MHz band, Telefónica España acquired 2x10 MHz for 310 million euros in the spectrum auction which took place in July 2021.
Additionally, Telefónica has already extended its administrative concessions in the 3.4-3.6 GHz band (2x20 MHz) and the 2.1 GHz band (2x5 MHz+ 5 MHz) until 2030.
At the end of December 2021, the Ministry of Economic Affairs and Digital Transformation launched a public consultation on the 26GHz band. This consultation raises the possibility of assigning part of the spectrum for the use of verticals, which would mean more competition in the segment of private networks of companies and an eventual increase in the price of spectrum during the auction. The spectrum auction in this band is expected to take place during 2022.
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
The draft Audiovisual Communications General Law includes a provision to withdraw the 0,9% of the invoiced operating income contribution to RTVE funding which would entry in force by January 1, 2023.
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
In July 2020, CNMC decided to extend the application of the commitments on the DTS merger for an additional period of three years. After analyzing the existence of relevant modifications in the markets affected by the operation, the CNMC considered that it was justified to maintain all the commitments except for the broadcasting rights in the video on-demand modality (SVOD), whose commitment to limit the exclusivity, validity period and exploitation period of the contracts that Telefónica could sign is eliminated. In the TV channel commercialization area, the commitment prohibiting Telefónica from early termination of contracts with third party TV channel owners whose term ends within the commitment extension period is softened, allowing the early termination through good faith negotiation, under reasonable and non-discriminatory conditions. The commitments related to the pay-TV market in Spain, expressly subject to a term that has already expired. Telefónica has appealed the decision.
Germany
General regulatory framework
The European Union legislative framework was implemented in Germany at the end of June 2004, by the approval of Telecommunications Act (Telekommunikationsgesetz). The Telecommunications Act has been repeatedly amended over the last years, most recently through the transposition of the European Code of Electronic Communications (EECC) into German law with effect from 1 December 2021. The national regulatory authority responsible for regulation of electronic communication networks and services is the Bundesnetzagentur, or BNetzA.
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
Spectrum
BNetzA published the “Principles and Scenarios for the Provision of the 800 MHz, 1.8 GHz and 2.6 GHz Spectrum” (scenarios paper) on June 21, 2021. This document describes five scenarios, relating the future provision of the 800 MHz usage rights specifically (auction, 800 MHz extension, 800 MHz operator model, combination of auction and extension elements, invitation to tender). The Telefónica Deutschland Group commented in due time and advocated for an extension of the frequencies to be made available through at least 2033.
Telefónica's appeals against Decisions III and IV adopted by the German regulator on the conditions of use of the frequencies and the auction rules for the 2 GHz and 3.4 to 3.7 GHz bands were dismissed in the last instance by the Federal Administrative Court in October 2021. This concluded the legal action.
Regarding the coverage requirements resulting from the 2019 frequency auction, the Telefónica Deutschland Group, the Deutsche Telekom Group and the Vodafone Group in July 2021 entered into a cooperation for the joint construction of additional radio towers and masts, as well as their technical support and use. The cooperation is designed to meet coverage obligations, especially for transport routes and in rural areas, where frequency holders are allowed to enter into cooperation agreements to fulfil these obligations.
Merger of Telefónica and E-Plus
On February 22, 2019, the EU Commission opened formal proceedings against the Telefónica Deutschland Group by submitting its grounds for objection arising from the implementation of 4G wholesale access as a result of the merger between the Telefónica Deutschland Group and E-Plus. On March 12, 2021, the EU Commission discontinued the proceedings. A fine was not imposed.
The Telefónica Deutschland Group entered into a National Roaming Agreement (NRA) with the 1&1 Group (formerly: 1&1 Drillisch Group) on May 21, 2021. With this NRA, the Telefónica Deutschland Group fulfils another EU requirement imposed by the EU Commission arising from the merger of the Telefónica Deutschland Group and E-Plus in 2014.
Market reviews
The EU Commission’s delegated act on termination rates entered into force on July 1, 2021 and the approved charges have been amended accordingly:
Mobile termination rates (MTR)
A glide path applies for the MTR, according to which a charge of 0.70 euro cents per minute will apply from July 1, 2021, decreasing to 0.55 euro cents per minute from January 1, 2022, to 0.40 euro cents per minute from January 1, 2023 and to 0.20 euro cents per minute from January 1, 2024. These charges will apply to all German providers of these services.
Fixed termination rates (FTR)
FTRs have been subject to a charge of 0.07 euro cents per minute since July 1, 2021. These charges will apply to all German providers of these services.
BNetzA consultation and market studies on fiber optic infrastructures
The BNetzA has identified the existence of SMP of Telekom Deutschland GmbH on markets 3a (market for wholesale access provided locally at a fixed location) and 3b (market for wholesale mass market products provided centrally at a fixed location) and still deems both wholesale markets to be in need of regulation. This applies to both the copper network of Telekom Deutschland GmbH and the newly constructed fibre optic network for the implementation of FTTH.
For market 3a, the BNetzA published a draft decision on the framework conditions under which charges and other access conditions will be controlled by the BNetzA in future for ADSL, VDSL and FTTH. The Telefónica Deutschland Group submitted comments on the draft decision within the specified time limit. For market 3b, a draft decision on the type of regulation of fees and other access conditions for wholesale products will probably be published during the first half of 2022.
United Kingdom
General legislative framework
The EU Regulatory Framework was implemented in the United Kingdom by the Communications Act in 2003. The Office of Communications, or Ofcom, is designated as the NRA responsible for the regulation of electronic communications networks and services. Under the terms of the Withdrawal Agreement, the UK implemented the 2020 Electronic Communications and Wireless Telegraphy Regulation (Amendment) (European Electronic Communications Code and EU Exit) which made amendments to the Communications Act, with effect from December 21, 2020, in order to transpose the EECC into UK law.

The main licenses and concessions held by Telefónica in the United Kingdom are listed at the end of this Appendix VI under the title “Main concessions and licenses held by the Telefónica Group”. These licenses are part now of the joint venture with Liberty Global plc (VMED O2 UK Limited) (see Note 2).
Wholesale price regulation
Mobile termination rates (MTR)
Following a market review, mobile termination rates for all mobile providers, including the four national mobile communications operators are subject to controls based on the pure long-run incremental cost approach ("pure LRIC"). In its 2021-2026 price control decisions, Ofcom reduced this to 0.379 pmm from June 1, 2021.
However, termination rates for calls originating outside the UK to be no more than the reciprocal termination rate charged by the relevant international telecoms provider for a call originating in the UK, or the MCT provider’s domestic rate, whichever is the higher.
MTR caps will be updated annually on April 1, based on inflation (CPI measured for 12 months at December 31, each year) plus X, with X specified as -2.2% (2022); +2.1% (2023); +2.4% (2024) and +1.5% (2025).
Fixed termination rates (FTR)
In the same decision, Ofcom decided to rise by 6.1% to 0.0292 ppm from April 2021. Annual indexation to CPI will apply, but with no “X” adjustment based on the same time period for CPI.
Spectrum
Following an agreement between the Government and industry to provide for a “Shared Rural Network”, the mobile operators, including Telefonica United Kingdom, agreed to amend their 900 and 1800 MHz licences to provide for 88% geographic coverage by 2024 and 90% geographic coverage by 2026.
In April 2021, Telefonica UK acquired 2x10MHz of 700 MHz spectrum and 40MHz of 3.7 GHz TDD spectrum. In addition, Telefonica UK entered into a spectrum swap with Vodafone to bring Telefonica UK’s total 80MHz holdings across the 3.4-3.8GHz band into a contiguous block.
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
Brazilian competition regulation is based on Law No. 12529 of November 30, 2011. The Administrative Council for Economic Defense, or CADE, is the agency in charge of enforcing the competition rules.The antitrust law establishes a pre-merger notification regime for concentration transactions, with turnover thresholds (one participant with gross revenue of 750 million Brazilian reals in Brazil and other participant with gross revenue of 75 million Brazilian reals in Brazil) and maximum time length for merger review procedure (240 days, extendable to 330 days).On October 18, 2016, CADE issued the Resolution No 17, which changed the rules concerning the mandatory notification of the so called ‘associative agreements’. The new regulation tends to reduce notifications of associative agreements that do not raise antitrust concerns.
Licenses
The main licenses and concessions of spectrum held by Telefónica in Brazil are listed at the end of this Appendix VI.
In the state of São Paulo, Telefónica Brasil provides local and national long-distance fixed switched telephony services (STFC) under the so-called public regime, through a concession agreement which is expected to remain in force until December 31, 2025. On October 4, 2019, Law 13.879/2019 (resulting from PLC 79/2016) was published. This Law introduces changes to the telecommunications regulatory framework by allowing fixed-line concessions operators to migrate from a grant regime (in which the underlying assets reverts to the government at the end of the concession) to an authorization regime. According to the Law, ANATEL will be responsible for estimating the gains obtained by operators as a result of migrating from one regime to the other. The amount of such gains will translate into broadband related projects, which will need to be defined by ANATEL. There is still a long process to an effective migration from one model to another, which can translate into an estimated period of between 12 and 18 months Until ANATEL regulate conditions and valuation criteria for migration, it is not possible to estimate the hypothetical investment obligations that ANATEL could impose on the concessionaires, including Telefónica Brazil.
On April 4, 2021, the Ministry of Telecommunications and ANATEL approved the Resolution No. 744, which adopts the Regulation for the Continuity of the Provision of Fixed Commuted Telephony Service for Use by the General Public ("STFC") under the Public Regime - RCON. This Regulation established that at the end of the Telefónica Brazil’s STFC concession, the assets belonging to its patrimony (which are used for the rendering of multiple services including the STFC under the public regime) will be subject to a contract between the company and the new concessionaire or the Federal Government, to transfer their right of use under fair and reasonable economic conditions.
On the other hand, the assets that are indispensable and exclusively used to ensure the continuity of the provision of STFC under the public regime, will be reverted to the Federal Government through compensation and under the terms of the RCON. It should be noted that these assets constitute residual and decreasing assets of the company's equity. After the adoption of Resolution No. 744, the obligation to submit a list of reversible assets ("RBR") to ANATEL is merely informative with the objective of maintaining transparency of the assets used by the Concessionaire in the provision of STFC under the public regime.
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
Regarding the extension of the 850 MHz band authorizations, if the legal and regulatory requirements are met, ANATEL agreed to extend the current authorizations for the use of radio frequencies in Bands A and B, proposing their approval, on a primary basis, until November 29, 2028. However, specific conditions for renewal, including those related to the economic valuation criteria and obligations, were challenged by the affected service providers (including Telefónica). After ANATEL dismissed the appeals filed by the providers, a decision on the issue is still pending and requires a positioning from the Federal Court of Accounts.
Regarding the 2.5 GHz and 450 MHz spectrum bands, licensed in certain cities, the regulator issued a decision in June 2019, which has been appealed, by Telefónica allowing the use of a satellite solution to meet existing commitments and obligations to increase the connection speed and ordering the termination of licenses relating to the 451 MHz to 458 MHz and 461 MHz to 468 MHz frequencies in cases where relevant operators have not used such frequencies within the deadline set in the relevant auction notice. Telefónica had not provided any services through the 450 MHz band by the relevant deadline, as relevant equipment was not available at such time. If challenges brought against this decision are not successful, Telefónica could lose its right to exploit the 450 MHz band.
In November 2021, ANATEL held the greatest spectrum auction in its history, with 700 MHz, 2.3 GHz, 3.5 GHz and 26 GHz lots. On that occasion, Telefónica acquired 3.5 GHz and 26 GHz national licenses (100 MHz and 600 MHz bandwidths, respectively). The Company also won regional 2.3 GHz licenses, with 50 MHz bandwidth in Southeast Region (except Sao Paulo state and PGO Sector 3) and 40 MHz bandwidth in Sao Paulo state, North and Midwest Regions (except PGO Sectors 22 and 25). These licenses guarantee the necessary spectrum to provide 5G services and are valid for 20 years, renewable under existing legal conditions at the end of this time.
Interconnection, tariffs and prices
Interconnection among public networks is mandatory in Brazil. Generally, parties can freely negotiate the terms and conditions about technical points, economic discounts and rights/obligations, of the interconnection agreements. Interconnection rates for fixed network operators identified as operators with significant market power (SMP) (Resolution No. 588/2012) are defined by ANATEL; the interconnection rates for the use of mobile operators networks (Resolution No. 438/2006), may be agreed between the parties. However, if the parties fail to reach a consensus, particularly regarding charges to fixed operators (Resolution No. 576/2011), ANATEL imposes the rates to be used. The mobile termination market is based on the model of incremental costs and, pursuant to applicable laws, variations in VU-M must be reflected in VC1 (retail price paid by users for local fixed-mobile calls). Regarding VC2 and VC3 (retail price paid by users for national long distance fixed-mobile calls), variations in VU-M no longer need to impact these values, as is still the case of VC1. In March 2020, ANATEL approved Resolution No. 724, which established the Standard for the implementation and monitoring of tariff freedom in the Fixed Telephone Service (STFC) for use by the general public, in the National Long-Distance mode. Since then, the company has been free to determine domestic long-distance fees according to the market.
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
Further, ANATEL’s Resolution No. 694 of July 17, 2018, changed article 41 of the Appendix II of the General Plan of Competition Goals (PGMC), and established the “bill and keep” between SMP and the non-SMP operators as 50/50%, from February 24, 2018 for the next 4 years, when this might be revised by ANATEL. Accordingly, the VU-M values (in Brazilian reals) for 2021 applicable to Telefónica Brazil are the following: (i) Region I: 0,01422; (ii) Region 2: 0,01550; and (iii) Region 3: 0,02947, nevertheless Telefónica can reach an agreement for higher values.
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

On April 16, 2021, the decree that reforms the Federal Telecommunications and Broadcasting Law was published in Diario Oficial de la Federacion create the National Register of Mobile Telephony Users (PANAUT), which seeks to integrate a database with information on the natural or legal persons who are holders of mobile lines; including biometric data in order to prevent and attack the crime of extortion.
The IFT filed a constitutional dispute for considering that its budgetary autonomy is contravened by not having resources for its implementation, for which the Supreme Court of Justice of the Nation (SCJN) granted it a temporary suspension stopping the obligations of the IFT Therefore, the IFT may not be subject to administrative sanctions. However, the rest of the obligations and effects of the standard remain.
Likewise, the National Institute of Transparency, Access to Information and Protection of Personal Data also filed an unconstitutional action, which was recently denied by the SCJN, estimating that there is still no affectation for users derived from the fact that the guidelines have not yet been issued pattern operation.
Telefónica México presented in May 2021 an amparo against the reform that was filed in the First Specialized Court in Telecommunications and has not yet been admitted due to the administrative burden of the specialized courts.
Licenses
The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.
Pegaso PCS, S.A. de C.V. (Pegaso PCS) has multiple concessions and licenses for installation and operation of a Public Telecommunications Network to provide telecommunications services and use spectrum for the provision of mobile wireless service nationwide.
Telefónica México accepted the terms and conditions established by the IFT for the renewal of the 1900 MHz licenses nationwide, which expired in 2018. Notwithstanding the foregoing, on November 21, 2019, Pegaso PCS, S.A. de C.V. notified IFT of the waiver of the totality of its spectrum licenses on fourth different stages. On December 31, 2020 the concessions for the 850 and 1900 MHz bands for regions 1, 3 and 4 were returned. Similarly, on December 31, 2021, the 1900 MHz concessions for regions 5, 6 and 9 were returned. The return of the remaining spectrum in the 850 and 1900 MHz bands for regions 2, 7 and 8 is pending, which will take place on June 30, 2022.
Prices and tariffs
Tariffs charged to customers are not regulated. They are set by companies and must be registered with the IFT, in order to be enforced.
Interconnection
On November 17, 2020, the IFT published the mobile termination rates (MTRs) applicable to solve any conflicts regarding MTR during 2021, 2022 and 2023. For 2021 MTRs were set, for the Preponderant Economic Agent (Radiomóvil Dipsa, S.A. de CV- Telcel-) at 0.018489 pesos per minute, while for the non-preponderant ones they were set at 0.073714 pesos per minute. These rates were calculated using was an LRIC cost model used in the past with new criteria and variables. Since 2018, Telefónica has been challenging since 2018 the interconnection rate resolutions issued by the IFT; Notwithstanding this, to date the established rates have been applied.
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
In May 2014, law No. 20750 allowing the introduction of Digital Terrestrial Television was published in the Official Journal. It set an extensible deadline of five years for the blackout analog. It also set forth that the concessions of free-to-air broadcasting could be nationwide, regional, local and with European coverage.

The principal regulation concerning competition in Chile is Decree No. 211 of 1973, whose current text was established in Law Decree No. 1 of 2005 (Ministerio of Economía, Fomento y Reconstrucción). The Competition Court deals with infringements of competition law. This Law Nº. 20.945 was published on August 30, 2016. The law increases the administrative fines up to 30% of the sales relating to the product line or services associated with the infringement during the period in which the alleged infringement took place, or up to the double of the economic profit reached by the infringement.
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
On February 16, 2021, the auction for the 3.5GHz band, initiated in 2020, was completed and Telefónica Móviles Chile has been awarded 50MHz. On October 2, 2021, the decree granting the concession to TMCH in the 3.35-3.40 GHz band was published in the Chilean Official Gazette. From that date, the terms conferred started as follows: (i) 30-year period of the concession and (ii) implementation of the terms for the start of service of the 5G project (12 months for stage 1 and 24 months for stage 2).
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
By the Decree of Need and Urgency No. 690/2020, it was resolved to amend Law 27078, establishing that Information and Communication Technology Services and Access to telecommunications networks for and among licensees are essential and strategic public services. At the same time, it determined that the prices of ICT essential and strategic public services will be regulated by the authority. Finally, it incorporated mobile communication services as public services. In connection with DNU 690/2020, Telefónica de Argentina, S.A. and Telefónica Móviles Argentina, S.A. (collectively, “Telefónica”) were forced to file a lawsuit against the Argentine State, in connection with a series of contracts for licenses to provide services and spectrum use authorizations entered into between Telefónica and the Argentine State, including the licenses resulting from the 2014 spectrum auction. Such contracts and their regulatory framework provided that the services provided by Telefónica were private and prices would be freely set by Telefónica. The lawsuit filed was dismissed in September 2021 and Telefónica appealed this decision. On December 17, 2021, the first instance ruling was overturned and the scope of articles 1, 2, 3, 5 and 6 of DNU 690/2020 and the resolutions of the National Telecommunications Agency that sought to control tariffs (Resolutions 1666/2020 and 204/2021) and provide for a Mandatory Universal Basic Provision (Resolution 1467/2020) were suspended for six months or until a final ruling is issued.During this period, Telefónica will not be subject to the provisions considered in the DNU 690/2020 in relation to price and public service regulations.
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
Finally, by means of Resolution ENACOM 927/2020, the International Roaming Regime between the Republic of Argentina and the Republic of Chile was approved, establishing as from August 29, 2020, the price for international roaming service between the two countries as a local service.

Prices and tariffs
Since the amendment of the Argentine Digital Act by Decree of Need and Urgency No. 690/2020, the licensees may set the prices, which must be fair and reasonable, must cover exploitation costs and aim to an efficient provision and a reasonable operation margin. The authority may regulate the prices for reason of public interest.
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
Interconnection
The National Entity of Communications (ENACOM) has the power to control interconnection prices and tariffs, and also to set them in order to the general costs or other compensation mechanism.
The Ministry of Modernization issued resolution 286/2018 establishing a new interconnection regulation. Based on this, ENACOM set a local origination or termination rate in the Fixed Telephony Service's networks equivalent to 0.0045 U.S. dollars per minute, for the local transit service an interim rate equivalent 0.0010 U.S. dollars per minute and for the service of long distance transport an interim rate equivalent to 0.0027 U.S. dollars per minute. A rate of 0.0108 U.S. dollars per minute applies to local origination or termination services in mobile networks. For all cases, the second was set as the appraisal unit of measurement.
ENACOM Resolution No. 1510/2020, published in the BO on December 31, 2020, set, on a temporary and exceptional basis, the reference exchange rate applicable to the remuneration of interconnection charges in force for calls made as of January 1, 2021, which was fixed at eighty-three pesos and thirty-six cents (83.36 U.S. dollars) for each U.S. dollar. This measure has been applied for services rendered up to and including June 30, 2021.
Colombia
General regulatory framework
In Colombia there are different agencies responsible for decision-making in the Information Technology and Communications sector (ICT), among them are the Ministry of Information and Communication Technologies (MinTIC), the Communications Regulation Commission (CRC), the National Spectrum Agency (ANE), the Superintendence of Industry and Commerce (SIC).
Through Law 1341 of July 30, 2009, principles and concepts applicable to Information societies and the Organization of Information and Communications Technologies -ICT- are defined, the National Spectrum Agency is created and other provisions are issued and establishes the general framework for the formulation of public policies in the Information Technology and Communications sector. This Law was amended by Law 1978 of 2019, ICT sector is modernized, the competences are distributed and a single regulator is created, with the purpose of encouraging investment in the sector and focus on connectivity, creating more and better services, as well as unifying the regulatory framework and strengthening public television and radio.
Likewise, article 10 of Law 1341 of 2009 establishes the general rating regime for the provision of telecommunications networks and services, this rating is understood to be formally assorted, when the interested party is registered in the ICT register, provided by Article 15 of the abovementioned Law, in the same way. With the reform of this Law carried out with the Law 1978 of 2019, the subscription television service is included as provision of telecommunications networks and services and by virtue of the provisions of the transition regime established by such last mentioned regulation, the operators that to date of its publication, had concession contracts for the provision of television can qualify for general authorization and provide services in an environment of technological neutrality. Furthermore, telecommunications services keeps its status as public services in charge of the State.
Also, in accordance with the provisions of Article 11 of the Law 1341 of 2009, the use of the spectrum requires prior, express and granted permission by the MinTIC. As of 2019, with the amendment of Article 8 of the Law 1978, the validity of the use permit is extended of spectrum and its renewal from 10 to 20 years. The regulation provides that the granting or renewal of the permit to use a segment of the radio spectrum will result in payment, in favor of the Information and Communications Technology Fund and in charge of the permit holder. With the amendment of 2019, this consideration may be partially paid, up to 60% of the total amount, through the execution of obligations to do, to expand the quality, capacity and coverage of the service, which benefits the poor and vulnerable population, or in remote areas, in public schools located in rural areas and other official institutions such as health centers and public libraries, as well as providing emergency networks.
On the other hand, the Colombian competition law is included in Law No. 155/1959, Decree No. 2153/1992 and Law No. 1340/2009 on restrictive trade practices.
Licenses
The main concessions and licenses for spectrum use are reflected in the table, at the end of the Annex.
Telefonica applied in 2021 for the renewal of the permit for 15 MHz of spectrum in the 1900 MHz band, which was valid until October 18, 2021. For the renewal, on October 19, 2021 the MinTIC issued the resolution 2803 setting the price for renewal during 20 years. Telefonica has appealed the resolution before the MinTIC and the final decision is still pending.
In Colombia, on December 2019 and December 2020 respectively, the "5G Plan" as well as the 2020-2024 Spectrum Public Policy and the 2020-2024 Spectrum Allocation Framework Plan were published. These policy documents announced actions to auction the remaining spectrum in the 700 MHz, 1900 MHz and 2500 MHz bands, without indicating a concrete time frame. Additionally, the spectrum in the 3.5 GHz band that was planned to be assigned in the second quarter of 2021 was delayed and for the moment there is not a specific date. On the other hand, in the plans and documents referred above, the (MinTIC) set the following main objectives: a) adapt spectrum auction processes to the new Law 1978 of 2019, which, among other objectives, seeks to avoid a fiscal collection criteria, b) guarantee the availability of spectrum and analyze the valuation model, and c) review the model of spectrum caps. In connection with these objectives, Telefónica has requested the MinTIC to delay the spectrum auction in the 3.5 GHz band, considering that the market is not yet sufficiently prepared. It has also proposed the revision of the spectrum valuation methodology downwards, and its costs should be in line with the spectrum value generation capacity. Finally, although Telefónica is in favor of increasing the spectrum ceilings, has requested additional measures to avoid resource monopolization by the dominant operator.
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
In 2019, the CRC issued Resolution 5827 modifying the remuneration of the national automatic roaming (Roaming Automático Nacional or RAN) and the methodology to remunerate Mobile Virtual Network Operators (MVNO) service. In RAN, incoming traffic in voice processed with the National Automatic Roaming service will be remunerated by the Source Network Provider (who makes use of the facility) to the Visited Network Provider (Network Owner) for the charge value mobile access and not by RAN. This only applies when the Visited network provider has jointly deployed 3 or less sectors in 2G or 3G technologies.
In December 2021 the CRC published a public consultation, and its respective supports, whereby propose the modification of the charges for mobile voice termination, SMS and national automatic roaming, as well as other provisions, and the final decision is expected to be issued in 2022.
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
Telefónica del Perú S.A.A started an arbitration process to challenge the decision adopted by the Ministry of Transportation and Communications (“MTC”), denying the renewal of concessions for the provision of fixed-line services, valid until 2027. Nevertheless, Telefónica del Perú S.A.A. holds other concessions for the provision of fixed-line services that allow it to provide these services beyond 2027. The renewal of the 1900 MHz band in all of Peru (except for Lima and Callao), which expired in 2018, and of other telecommunications services were requested by the Group and a decision by the MTC is still pending. Nevertheless, these concessions are valid while the procedures are in progress.
The cable distribution broadcasting service concessions were renewed in May 2016 until March 2032 and 2033, respectively.
In April 2016, Telefónica del Perú S.A.A. filed a renewal request in relation to the 1,900 MHz frequency spectrum for the Provincias (all of Peru except for Lima and Callao), which license expired in 2018. As of the date of this Annual Report, the decision of the Ministry of Transport and Communications in these proceedings is still pending and, according to the legislation, the underlying concessions remain in force as long as the proceedings are pending.
On November 2020, the Ministry of Transportation and Communications granted Pangeaco, S.A.C. concession for the provision of telecommunications public services for a 20-year term, renewable. This Group company was created in March 2020 in order to provide all kind of telecommunications services, as well as to acquire, have and exploit telecommunications infrastructure. The company signed on January 15, 2021 the respective concession contract.
With respect to the auction on the 1,750 - 1,780 MHz, 2,150 - 2,180 MHz, and 2,300 - 2,330 MHz bands, Telefónica del Perú S.A.A. was preselected. The auction was scheduled for 31 January 2022 but is expected to be delayed. With regards to 5G, and the spectrum auction for the 3.5 GHz and 26 GHz band, the new government has not yet adopted any decision.

Wholesale regulation for Major Suppliers
OSIPTEL reviews the markets identified as priority (fixed Internet, mobile, payed television and circuits) every 3 years in order to determine the existence of major suppliers (companies with market power) in such markets and to impose obligations such as infrastructure sharing and services resale. On June 17, 2021, OSIPTEL resolved to declare Telefónica del Perú S.A.A. and its Economic Group in the country as an important provider in the wholesale Pay TV market in 10 regional markets. Telefónica del Perú S.A.A. has filed an appeal for reconsideration against this decision, which is still pending final pronouncement by the authority.
Prices and tariffs
Tariffs for fixed local telephony and long distance services are adjusted every three months considering services baskets, pursuant to a price cap formulae from inflation and a productivity and must be approved by OSIPTEL in accordance with a price cap formula based on a productivity factor. Rates charged by mobile providers to their customers have been subject to a free tariff regime supervised by OSIPTEL. Tariffs must be reported to OSIPTEL prior to implementation. On 2011, OSIPTEL approved a new cap price system by which the operators of fixed services determine the rates of the local fixed-mobile calls. Such rate is adjusted every time there is an adjustment mobile interconnection rate. On February 15, 2021, OSIPTEL adjusted such rate applicable to local calls made from Telefónica del Perú S.A.A.’s fixed telephones to mobile networks in PEN 0.0006 per second without IGV. Said rate entered into force on February 19, 2021. In the 2021 adjustment, the level of the ceiling rate was maintained.
Interconnection
On December 24, 2020, OSIPTEL published the amendment of the MTR, at 0.00162 U.S. dollars per minute rated at the second, which is applicable since January 1, 2021 and will remain until a new MTR value is defined by the regulator. Said value will be in force for the duration of the MTR review procedure initiated by OSIPTEL on March 13, 2021, still in progress

Main concessions and licenses held by the Telefónica Group
The following tables list the concessions and licenses as at December 31, 2021 to use spectrum for mobile services and selected other applications in each country.

EUROPE	Frequency		Bandwidth (MHz)		Year of Exp. Date
Spain	700	MHz	20		2041	(1)
	800	MHz	20		2031
	900	MHz	29.6		2030
	1800	MHz	40		2030
	1900	MHz (TDD)	5		2030	(2)
	2100	MHz	29.6		2030	(2)
	2600	MHz	40		2030
	2600	MHz	20	(3)	2030
	2600	MHz (TDD)	10	(4)	2030
	3.5	GHz (TDD)	40		2030	(2)
	3.5	GHz (TDD)	10		2038
	3.5	GHz (TDD)	50		2038
United Kingdom (5)	700	MHz	20		Indefinite
	800	MHz	20		Indefinite
	900	MHz	34.8		Indefinite
	1800	MHz	11.6		Indefinite
	1900	MHz (TDD)	5		Indefinite
	2100	MHz	20		Indefinite
	2300	MHz (TDD)	40		Indefinite
	2600	MHz (TDD)	25		Indefinite
	3.5	GHz (TDD)	40		Indefinite
	3.5	GHz (TDD)	40		Indefinite
Germany	700	MHz	20		2033
	800	MHz	20		2025
	900	MHz	20		2033
	1800	MHz	20		2033
	1800	MHz	20		2025
	2100	MHz (TDD)	5		2025
	2100	MHz (TDD)	14.2		2025
	2100	MHz	10		2040
	2100	MHz	30		2025
	2600	MHz	60		2025
	2600	MHz (TDD)	20		2025
	3.5	GHz (TDD)	70		2040
(1) Initial term until 1 December 1, 2041, can be extended for 20 additional years.
(2) Initial term until 2020, extended concession until April 18, 2030.
(3) Regional licenses in Madrid and Melilla.
(4) National license excluding 2 regions (Madrid and Melilla).
(5) These licenses are part of the joint venture with Liberty Global plc (VMED O2 UK Limited).

BRAZIL (1)(2)	Frequency		Bandwidth (MHz)		Year of Exp. Date
	450	MHz	14	(3)	2027
	700	MHz	20		2029
	850	MHz	25	(4)	2028	(5)
	900	MHz	5	(6)	2023-2035	(7)
	1800	MHz	20-50	(8)	2023-2035	(7)
	2100	MHz	20-30	(11)	2023
	2300	MHz (TDD)	40-50	(12)	2041
	2500	MHz	40-60	(9)	2027-2031	(10)
	3.5	GHz (TDD)	100		2041
	26	GHZ	600		2041
(1) Expiration date accounts for initial term of 15 years for 450, 700, 2100 and 2500 MHz bands, another 15 years extension are contemplated in these licenses. In 2300 MHz, 3.5 and 26 GHz the initial term is 20 years, with additional 20 years extension.

(2) Regional codes are included in Annex 1.
(3) SP State (towns with CN 13 to 19), MG and North East (AL, CE, PB, PE, PI, RN e SE).
(4) Except regions 2', 4', 6', 7', 7’’ and 10.
(5) Regional licenses second term expiring in different dates. Concession extended until 2028.
(6) Only in regions 3, 4, 4', 5, 6, 7, 8 and 9. Not in regions 1, 2, 2', 5', 6', 7', 7’’ and 10.
(7) Regional licenses: second term expiration and renewal dates are dependent on the region. Concession extended until 2035 for MG.
(8) 20 MHz is the most common bandwidth, but it is higher in some regions (up to 50 MHz).
(9) 40 MHz national license, plus Band P (20 MHz) in some areas.
(10) The initial term of Band X will expire in 2027 and Band P will expire in 2031.
(11) 30 MHz in some regions.
(12) Regional licenses: 40 MHz in North, SP and CO; 50 MHz in RJ, ES e MG.

HISPANOAMÉRICA	Frequency		Bandwidth (MHz)	Year of Exp. Date
Argentina	700	MHz	20	2033
	850	MHz (AMBA)	30	Indefinite
	850	MHz (Sur)	25	Indefinite
	1900	MHz (AMBA)	20	Indefinite
	1900	MHz (Norte)	50	Indefinite
	1900	MHz (Sur)	25	Indefinite
	1700	MHz/2100 MHz	20	2033
	2600	MHz	30	2035	(1)
	3.5	GHz	50	Indefinite	(2)
Chile	700	MHz	20	2045
	850	MHz	25	Indefinite
	1900	MHz	20	2032	(3)
	2600	MHz	40	2043
	2600	MHz (TDD)	12	2038	(4)
	3.5	GHz	50	2051
Colombia	850	MHz	25	2024
	1700	MHz/2100 MHz	30	2023
	1900	MHz	15	2024
	1900	MHz	15	2021	(5)
Ecuador	850	MHz	25	2023
	1900	MHz	60	2023
Mexico(6)(7)	850	MHz (Reg. 2 - Sinaloa, Sonora excluding San Luis Río Colorado)	20	2022
	1900	MHz (Reg. 2 - Sinaloa, Sonora excluding San Luis Río Colorado)	40	2022
	1900	MHz (Reg.8 - Guerrero, Oaxaca, Puebla,Tlaxcala and Veracruz)	50	2022
Peru	450	MHz	10	2028
	700	MHz	30	2036
	850	MHz	25	2030	(8)
	900	MHz (Lima and Callao)	10	2028
	900	MHz (Rest of provinces)	16	2028
	1700	MHz/2100 MHz	40	2033
	1900	MHz (Lima and Callao)	25	2030
	1900	MHz (Rest of provinces)	25	2018	(9)
	3.5	GHz	50	2027
Uruguay	700	MHz	30	2037
	850	MHz	25	2024
	1900	MHz	20	2022/2024	(10)
	1900	MHz	40	2033
	2600	MHz	40	2045
Venezuela	850	MHz	25	2022
	1900	MHz	50	2022
	1700	MHz/2100 MHz	20	2022
	2600	MHz	40	2029
	3.5	GHz	50	2026	(11)
(1) Covering 65% of the population.
(2) Fixed Wireless Access licenses 25+25 MHz in 23 localities with indefinite term (Res. SC 10160/1999, including AMBA region).
(3) 10MHz sold in 2021 as a result of the ‘Subtel’ (Chilean National Regulator) proposal to comply with the High Court resolution (June 2018) that mandates operators to return certain amount of spectrum they acquired in the 700MHz auction in 2014.
(4) Only in Metropolitan Region.
(5) Appeal presented against the renewal proposal from MinTic, resolution pending.
(6) The spectrum concessions have been renounced by Pegaso PCS, SA DE CV, anticipating its expiration dates to the dates listed. This renounce was notified to IFETEL on November 21, 2019.
(7) Remaining spectrum expires in 30.06.2022.
(8) Provinces of Lima and Callao: expiration date of March 2030; rest of provinces in December 2030.

(9) In process of renewal. Extension requested on May 30, 2016. According to the regulation, the license maintains its validity until the Ministry of Transport and Communications decides over the request presented.
(10) 10 MHz expires in 2022; 10 MHz in 2024.
(11) Available for Fixed Wireless Access licenses.

Telefónica seeks to use its spectrum in the most efficient way, implementing 5G and LTE-Advanced where possible.
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