Form 20-F
period 2022-12-31
TELEFONICA S A
filed 2023-02-23
CIK 814052

As filed with the Securities and Exchange Commission on February 23, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
____________________________________

Washington, D.C. 20549
____________________________________

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

____________________________________
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
____________________________________
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
____________________________________
The number of outstanding shares of each class of capital stock of Telefónica, S.A. at December 31, 2022 was:
Ordinary Shares, nominal value 1.00 euro per share: 5,775,237,554
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
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13 (a) of the Exchange Act. ☐

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012
Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this Annual Report can be identified, in some instances, by the use of words such as “will,” “shall,” “target,” “expect,” “aim,” “hope,” “anticipate,” “should,” “may,” “might,” “assume,” “estimate,” “plan,” “intend,” “believe” and similar language or other formulations of a similar meaning or, in each case, the negative formulations thereof. Other forward-looking statements can be identified in the context in which the statements are made or by the forward-looking nature of discussions of strategy, plans or intentions. These statements appear in a number of places in this Annual Report including, without limitation, certain statements made in “Item 3. Key Information—Risk Factors,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” and include statements regarding our intent, belief or current expectations with respect to, among other things:
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
•our environmental, social and governance commitments and targets;
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
Such forward-looking statements are not guarantees of future performance and involve numerous risks and uncertainties, and actual results may differ materially from those anticipated in the forward-looking statements as a result of various factors. The risks and uncertainties involved in our businesses that could affect the matters referred to in such forward-looking statements include but are not limited to:
•changes in general economic, business or political conditions in the domestic or international markets in which we operate or have material investments that may affect our business, financial condition, results of operations, cash flows and/or the performance of some or all of our financial indicators, including as a result of the evolution of increasing trade or geopolitical tensions in certain parts of the world, including as a result of the armed conflict in Ukraine, inflation, the pace of monetary stimulus withdrawal and interest-rate hikes, the worsening of the fiscal sustainability in some European countries, economic and political uncertainties in Spain, the impact of Brexit or the COVID-19 pandemic;
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
•the impact of unanticipated network interruptions, including as a result of sabotage;
•the impact of cyber-threats and cyber-security actions;
•the impact of impairment charges on our goodwill, property, plant and equipment, intangible assets, investments accounted for using the equity method, deferred taxes or other assets as a result of changes in the regulatory, business, economic or political environment or other factors;
•the impact of a decrease in our liquidity or difficulties in our ability to finance ourselves;
•our ability to address physical, regulatory, reputational, transition and business risks associated with climate change and emerging and developing environmental, social and governance standards;
•the outcome of pending or future litigation or other legal proceedings, and
•our ability to complete any pending acquisition, divestment or other significant transaction as planned or to achieve the expected outcome from any completed acquisition, divestment or other significant transaction (including our 50:50 joint venture with Liberty Global in the United Kingdom, VMED O2 UK Limited).
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

CERTAIN TERMS AND CONVENTIONS
Our ordinary shares, nominal value 1.00 euro per share, are currently listed on each of the Madrid, Barcelona, Bilbao and Valencia stock exchanges (collectively, the “Spanish Stock Exchanges”) and are quoted through the Automated Quotation System under the symbol “TEF”. American Depositary Shares (“ADSs”), each representing the right to receive one ordinary share, are listed on the New York Stock Exchange (the “NYSE ”) and on the Lima Stock Exchange. ADSs are evidenced by American Depositary Receipts (“ADRs”) issued under a Deposit Agreement with Citibank, N.A., as Depositary.
As used herein, “Telefónica,” the “Telefónica Group,” the “Group”, the “Company” and terms such as “we,” “us” and “our” mean Telefónica, S.A. and its consolidated subsidiaries, unless the context requires otherwise.
"p.p." means percentage points.
"YoY" or "y-o-y" means year-on-year.
For definitions of “operating income before depreciation and amortization” (OIBDA), “OIBDA-CapEx”, “OIBDA-CapEx excluding spectrum acquisitions”, “net financial debt”, “net financial debt plus leases”, “net financial debt plus commitments”, “net financial debt plus leases plus commitments” and “free cash flow” see “Item 5. Operating and Financial Review and Prospects- Non-GAAP Financial Information”.
Below are definitions of certain technical terms used in this Annual Report:
"5G" is a technology succeeding the mobile technology called 4G. The aim is to make the navigation experience and Internet downloads more agile.
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
"Churn" is the number of disconnections over the average customer base in a given period divided by the number of months in such period.
"Cloud computing" is a service whereby shared resources, software and information are provided to computers and other devices as a utility over a network (typically, the Internet).
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
"FTTH" or Fiber to Home is a telecommunications technology that consists of the use of fiber optic cabling and optical distribution systems for the provision of Internet services and IPTV to homes, businesses and companies.
“FTTP” or Fiber to the Premises refers to equipment used in fiber access deployments where fibers extend all the way to the end user premises and the equipment is designed and optimized for use in residential applications.
"FTTx" is a generic term for any broadband network architecture that uses optical fiber to replace all or part of the metal local loop.
"Gbps" means Gigabytes per second.
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
"Net adds/Net loss" is the difference between the customer base as of the end of a certain period compared to December 31 of the prior year.
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
"VMO2" refers to VMED O2 UK Limited, our 50:50 joint venture with Liberty Global plc in the United Kingdom, or to the Group’s VMO2 operating segment, as the context requires.
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
Our consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022, 2021 and 2020 included elsewhere in this Annual Report, including the notes thereto (the “Consolidated Financial Statements”), are prepared in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

PART I
Item 1. Identity of Directors, Senior Management and Advisors
A. Directors and Senior Management
Not applicable.
B. Advisers
Not applicable.
C. Auditors
Not applicable.
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
A. Selected Financial Data
The following table presents certain selected consolidated financial data. It is to be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, “Item 4. Information on the Company—Business Overview” and the Consolidated Financial Statements. The consolidated income statements and the consolidated statements of cash flows data for the years ended December 31, 2020, 2021 and 2022 and the consolidated statements of financial position data as of December 31, 2021 and 2022 set forth below are derived from, and are qualified in their entirety by reference to the Consolidated Financial Statements. The consolidated income statements and the consolidated statements of cash flows data for the years ended December 31, 2018 and 2019 and the consolidated statements of financial position data as of December 31, 2018, 2019 and 2020 are not included in this Annual Report, and they instead are derived from the last year Annual Report on Form 20-F filed by us.
Our Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB.

The basis of presentation is described in detail in Note 2 to our Consolidated Financial Statements.

Millions of euros	2018	2019	2020	2021	2022
Consolidated Income Statements Data
Revenues	48,693	48,422	43,076	39,277	39,993
Other income	1,622	2,842	1,587	12,673	2,065
Supplies	(14,013)	(13,635)	(13,014)	(12,258)	(12,941)
Personnel expenses	(6,332)	(8,066)	(5,280)	(6,733)	(5,524)
Other expenses	(14,399)	(14,444)	(12,871)	(10,976)	(10,741)
Depreciation and amortization	(9,049)	(10,582)	(9,359)	(8,397)	(8,796)
OPERATING INCOME	6,522	4,537	4,139	13,586	4,056
Share of (loss) income of investments accounted for by the equity method	4	13	2	(127)	217
Net finance expense	(1,232)	(1,953)	(1,740)	(1,414)	(1,227)
Net exchange differences	277	121	182	50	(86)
Net financial expense	(955)	(1,832)	(1,558)	(1,364)	(1,313)
PROFIT BEFORE TAX	5,571	2,718	2,583	12,095	2,960
Corporate income tax	(1,621)	(1,054)	(626)	(1,378)	(641)
PROFIT FOR THE YEAR	3,950	1,664	1,957	10,717	2,319
Attributable to equity holders of the parent	3,331	1,142	1,582	8,137	2,011
Attributable to non-controlling interests	619	522	375	2,580	308

Other Data
Weighted average number of shares-Basic (thousands)(1)	5,941,714	5,933,094	5,952,695	5,864,070	5,740,105
Basic earnings per share attributable to equity holders of the parent (euro)(1)	0.49	0.14	0.22	1.34	0.31
Diluted earnings per share attributable to equity holders of the parent (euro)(1)	0.49	0.14	0.22	1.34	0.31
Basic earnings per ADS (euro)(1)	0.49	0.14	0.22	1.34	0.31
Diluted earnings per ADS (euro)(1)	0.49	0.14	0.22	1.34	0.31
Weighted average number of ADS-Basic (thousands)(1)	5,941,714	5,933,094	5,952,695	5,864,070	5,740,105
Dividends per ordinary share (cash and scrip) (€)	0.40	0.40	0.40	0.35	0.30
Dividends per ordinary share (cash and scrip) ($)(2)	0.46	0.45	0.47	0.41	0.31

Consolidated Statements of Financial Position Data
Cash and cash equivalents	5,692	6,042	5,604	8,580	7,245
Property, plant and equipment	33,295	32,228	23,769	22,725	23,714
Total assets	114,047	118,877	105,051	109,213	109,642
Non-current liabilities	57,418	63,236	58,674	55,034	54,834
Equity	26,980	25,450	18,260	28,684	31,708
Capital stock	5,192	5,192	5,526	5,779	5,775

Consolidated Statements of Cash Flows Data
Net cash provided by operating activities	13,423	15,022	13,196	10,268	11,763
Net cash from (used in) investing activities	(8,685)	(5,641)	(7,790)	5,896	(5,327)
Net cash used in financing activities	(3,880)	(9,021)	(5,438)	(12,990)	(7,925)
(1)The per share and per ADS computations for all periods presented have been reported using the weighted average number of shares and ADSs, respectively, outstanding for each period, and have been adjusted to reflect the stock dividends which occurred during the periods presented, as if these had occurred at the beginning of the earliest period presented. In accordance with IAS 33 (“Earnings per share”), the weighted average number of ordinary shares (including in the form of ADSs) outstanding for each of the periods covered has been restated to reflect the issuance of shares pursuant to Telefónica’s scrip dividends in June 2020, December 2020, June 2021, December 2021 and June 2022.
(2)Quantities in U.S. dollars are calculated in accordance with the conversion rate published by the Depositary (Citibank, N.A.) in connection with each dividend payment.

B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
The Telefónica Group’s business is affected by a series of risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The main risks and uncertainties faced by Telefónica, which could affect its business, financial condition, results of operations and/or cash flows are set out below and must be considered jointly with the information set out in the rest of this Annual Report.
These risks are currently considered by the Telefónica Group to be material, specific and relevant in making an informed investment decision in respect of Telefónica. However, the Telefónica Group is subject to other risks that have not been included in this section based on the Telefónica Group’s assessment of their specificity and materiality based on the Telefónica Group’s assessment of their probability of occurrence and the potential magnitude of their impact. The assessment of the potential impact of any risk is both quantitative and qualitative considering, among other things, potential economic, compliance, reputational and environmental, social and governance ("ESG") impacts.
The Telefónica Group, taking into account the global risks identified by the World Economic Forum, as well as the increase in legal information requirements and the expectations of stakeholders in this area, monitors risks directly related to sustainability, as well as other risks with potential impact on ESG, highlighting those most relevant in the context of Telefónica's operation, including the adaptation to ESG expectations and information requirements and climate change.
Risks are presented in this section grouped into four categories: business, operational, financial, and legal and compliance.
These categories are not presented in order of importance. However, within each category, the risk factors are presented in descending order of importance, as determined by Telefónica at the date of this Annual Report. Telefónica may change its vision about their relative importance at any time, especially if new internal or external events arise.
Risks Related to Telefónica's Business Activities.
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
The reinforcement of competitors, the entry of new competitors (either new players or providers of OTT Services), or the merger of operators in certain markets (for example, market consolidation in the United Kingdom following a potential merger of mobile operators Vodafone UK and Three UK), may affect Telefónica’s competitive position, negatively affecting the evolution of its revenues and market share or increasing its costs. In addition, changes in competitive dynamics in the different markets in which the Telefónica Group operates, such as in Chile, Colombia, Peru, Mexico and Argentina, where there are aggressive customer acquisition offers, including unlimited data and discounts on certain services, among others, can affect the competitive position and the efficiency of Telefónica’s operations.

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
Many of the Group’s activities (such as the provision of telephone services, Pay TV, the installation and operation of telecommunications networks, etc.) require licenses, concessions or authorizations from governmental authorities, which typically require that the Group satisfies certain obligations, including minimum specified quality levels, and service and coverage conditions. If the Telefónica Group breaches any of such obligations, it may suffer consequences such as economic fines or other measures that would affect the continuity of its business. In addition, in certain jurisdictions, the terms of granted licenses may be modified before the expiration date of such licenses or, at the time of the renewal of a license, new enforceable obligations could be imposed or the renewal of a license could be refused.
Additionally, the Telefónica Group could be affected by the regulatory actions of antitrust authorities. These authorities could prohibit certain actions, such as new acquisitions or specific practices, create obligations or impose heavy fines. Any such measures implemented by the antitrust authorities could result in economic and/or reputational loss for the Group, in addition to a loss of market share and/or harm to the future growth of some of its businesses.
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
The intention of the Group is to maintain current spectrum capacity and, if possible, to expand it, through the participation of the Group in spectrum auctions which are expected to take place in the next few years, which will likely require cash outflows to obtain additional spectrum or to comply with the coverage requirements associated with some of the related licenses.
In Spain, the Ministry of Economic Affairs and Digital Transformation launched a public consultation on the National Frequency Allocation Table, raising the possibility of making available 450 MHz of the 26 GHZ spectrum band, to companies, industries and organizations operating in a specific sector, that deploy private networks to support their connectivity needs (verticals). This could mean more competition in the private corporate network segment.
In the UK, in May 2022, the Office of Communications ("Ofcom") launched a public consultation on opening access to the 26 GHz and 40 GHz bands for mobile use. This is the first of a series of detailed consultations on the award, with a process possible towards the end of 2024 at the earliest. The consultation outlines the proposal to offer a range of local and city-wide licenses, differentiating between low- and high-density areas.
In Latin America, several auction processes are expected in the near term: (i) in Colombia, in December 2022, the Ministry of Information Technologies and Communications (“MinTIC”) asked the industry to express their interest in participating in a possible auction for the spectrum that remains available in the 700 MHz, 1900 MHz and 2500 MHz bands as well as for 5G spectrum (3.5 GHz and 26 GHz bands). In such expression of interest, which is non-binding, Telefónica expressed its interest in obtaining spectrum in all the proposed bands except 26GHz. In its expression of interest Telefónica also highlighted the need to delay all spectrum auctions until the review on the spectrum pricing methodology currently underway is completed, and there is an alignment between spectrum cost and its value generation capacity, and until measures to avoid an excessive control of this resource by the dominant operator are defined. To date, no specific dates have been proposed for an eventual spectrum auction; (ii) in Peru, the authorities have indicated their interest in resuming the auction on the 1750 – 1780 MHz, 2150 – 2180 MHz and

2300 – 2330 MHz bands, but no specific date or conditions have been set for it. With regards to 5G and the spectrum auction for the 3.5 GHz and 26 GHz band, the government has not yet taken a decision; and (iii) in Argentina, the government has made public its intention to auction 5G spectrum in 2023, but no specific date for the process has been published. Pursuant to Resolution 2385/2022 published on December 28, 2022, the Ente Nacional de Comunicaciones (Enacom) approved the General Rules for Intelligent and Reliable Telecommunications Services that preliminarily sets the conditions for the implementation of 5G in Argentina; iv) in Uruguay on December 28, 2022 the Executive Power signed the decree authorizing an auction process for the 3.5 GHz band to occur in the first quarter of 2023.
Existing licenses: renewal processes and modification of conditions for operating services.
The revocation or failure to renew the Group’s existing licenses, authorizations or concessions, or any challenges or amendments to their terms, could materially adversely affect Telefónica’s business, financial condition, results of operations and/or cash flows.
In Spain, and in accordance with the new Telecommunications Act (second transitory provision), Telefónica requested the Administration to extend the duration of its spectrum licenses up to a maximum of 40 years.

In Germany, in the allocation procedure for the frequencies at 800 MHz, 1800 MHz and 2.6 GHz, which will partially expire at the end of 2025, the Bundesnetzagentur has submitted a position paper for consultation as a follow-up to the consultation of orientation points which were connected with an initial survey of demand. In the position paper, it considers a spectrum scarcity to be obvious and is considering an auction as the award format. In order to reflect the importance of the 800 MHz band for mobile coverage, the Bundesnetzagentur proposes a swap in the term of the frequencies to be awarded at 800 MHz with an equal amount of 900 MHz frequencies. The frequencies at 900 MHz, 1800 MHz and 2.6 GHz would then be auctioned off. The frequencies at 800 MHz would have a term until the end of 2033. Next steps in the spectrum allocation procedure in the form of cornerstones and a formal demand survey are expected in the first half of 2023.
In the UK, mobile spectrum licenses are generally indefinite in term, subject to an annual fee after a fixed period (usually 20 years) from the initial auction. There are no fee decisions now pending until 2033, when the fixed term for VMO2’s 800 MHz licenses will expire.
With respect to Latin America:
In Brazil, the Agencia Nacional de Telecomunicações (“ANATEL”) approved on February 8, 2021, Resolution 741/2021 which sets the Regulation for the Adaptation of Fixed Commuted Telephony Service (“STFC”) concessions. ANATEL has presented an estimated value for calculating the migration balancing from the concession to the authorization regime, which will be validated by the Federal Court of Accounts. There is a risk that consensus between the parties on the migration calculation may not be reached. In any case, if a decision is made by Telefónica not to migrate, the STFC concession held by Telefónica will remain in force until December 31, 2025. In addition, Resolution 744/2021 of April 8, 2021 (the “Continuity Regulation”) establishes that, at the end of the life of the concession contracts, the transfer of the right of use of shared-use assets will be guaranteed under fair and reasonable economic conditions, in the event that the granting authority or the company that succeeds the provider wishes to make use of these assets to maintain the continuity of the provision of STFC under the public regime. In relation to the process that is being carried out before the Federal Court of Accounts, the technical area of the Court proposed the revision of the Continuity Regulation's terms so that it provides for the reversion, to the concessionaires, of the assets used in the provision of STFC. This proposal is still subject to deliberation by the Plenary of the Federal Court of Accounts.
In addition, on December 8, 2022, ANATEL revoked Telefónica's 450 MHz spectrum authorization (451-458 MHz and 461-468 MHz) covering the states of Alagoas, Ceará, Minas Gerais, Paraíba, Pernambuco Piauí, Rio Grande do Norte, Sergipe and part of São Paulo. The decision was motivated by the fact that Telefónica could not provide evidence of service activation in the 450 MHz band as a result of the unavailability of a 450 MHz devices ecosystem. The revocation of the spectrum license does not impact the services currently provided by Telefónica.
Furthermore, regarding the extension of the 850 MHz band authorizations, if the legal and regulatory requirements are met, ANATEL agreed to extend the current authorizations for the use of radio frequencies in Bands A and B, proposing their approval, on a primary basis, until November 29, 2028. However, specific conditions for renewal, including those related to the economic valuation criteria and obligations, were challenged by the affected service providers (including Telefónica). After ANATEL dismissed the appeals filed by the providers, ANATEL referred the case to the federal court of accounts of Brazil (“TCU”), and in September 2022, TCU decided that the possibility of successive extensions brought by Law 13.879/19 should be considered as an exception, applicable only when certain requirements are met (art. 167 of Law 13.879/19 and article 12 of decree 10.402/20). Telefónica appealed that decision, defending the successive extension of licenses as a rule and not as an exception, in accordance with Law 13.879/19. Additionally, in August 2022, when deciding on an extension request made by the provider TIM for the 850 MHz, 900 MHz and 1.8 GHz bands, ANATEL issued a decision for the possibility of extending the 900 MHz and 1.8 GHz bands only until 2032, when the Agency intends to carry out a refarming action of these bands. This decision may impact Telefónica’s extension requests for the aforementioned bands.
In Peru, an arbitration process was started by Telefónica, to challenge the decision adopted by the Ministry of Transportation and Communications (“MTC”), denying the renewal of concessions for the provision of fixed-line services, valid until 2027, which ended with a favorable award for Telefónica. The award recognizes that the methodology applied to assess compliance with the concession obligations in the concession renewal process was not in accordance with the provisions of the concession contract. The MTC, following this award, must issue a new regulation for renewals in a period of time yet to be determined. Nevertheless, Telefónica del Perú S.A.A. holds other concessions for the provision of fixed-line services that allow it to provide these services beyond 2027. The renewal of the 1900 MHz band in all of Peru, except for Lima and Callao, which expired in 2018, and of other licenses to offer telecommunications services were requested by the Group and a decision by the MTC is still pending. Nevertheless, these concessions are valid while the procedures are in progress.
In Colombia, in 2023, Telefonica will have to renew 30 MHz of spectrum in the AWS band. The spectrum renewal process has not been initiated.
In Argentina, in connection with Decree of Necessity and Urgency 690/2020 (“DNU 690/2020”), Telefónica de Argentina, S.A. and Telefónica Móviles Argentina, S.A. (collectively, “Telefónica Argentina”) filed a lawsuit against the Argentine State, in relation to a series of contracts for licenses to provide services and spectrum use authorizations entered into between Telefónica Argentina and the Argentine State, including the licenses resulting from the 2014 spectrum auction. These contracts and their regulatory framework stated that the services provided by Telefónica Argentina were private and prices would be freely set by Telefónica Argentina. However, DNU 690/2020, by providing that the services will be “public services” and that prices will be regulated by the Argentine State, substantially modifies the legal status of those contracts, affecting the compliance with their obligations and substantially depriving Telefónica Argentina of essential rights derived from those contracts. The lawsuit filed by Telefónica Argentina was rejected in September 2021 and Telefónica Argentina appealed this decision. On December 17, 2021, the first instance ruling was revoked and the application of articles 1, 2, 3, 5 and 6 of DNU 690/2020 and Resolutions 1666/2020, 204/2021 and 1467/2020 (relating to the control of tariffs and the universal basic service) was suspended for six months or until the final decision is adopted. On June 10, 2022, the Federal Contentious Administrative Court extended the precautionary suspension of the effects of DNU 690/2020 for an additional six months in Telefónica's favor. On December 27, 2022, the Federal Contentious Administrative Court extended the precautionary suspension of the effects of DNU 690/2020 for another six months in Telefónica's favor. During this period, Telefónica Argentina will not be subject to the provisions contained in the DNU 690/2020 in relation to price and public service regulations.
In Ecuador, Telefónica will seek to renew in 2023 the concession contract that authorizes the provision of telecommunication services and includes the spectrum licenses (25 MHz in the 850 MHz band and 60 MHz in the 1900 MHz band).
During 2022, the Group’s consolidated investment in spectrum acquisitions and renewals amounted to 173 million euros, mainly due to the acquisition of spectrum in Colombia (compared to 1,704 million euros in 2021, mainly due to the acquisition of spectrum in Brazil and the United Kingdom, and to 126 million euros in 2020). In the event that the licenses mentioned above are renewed or new spectrum is acquired, it would involve additional investments by Telefónica.
Further information on certain key regulatory matters affecting the Telefónica Group and the concessions and licenses of the Telefónica Group can be found in Appendix VI of the Consolidated Financial Statements.
Telefónica could be affected by disruptions in the supply chain or international trade restrictions, or by the dependency on its suppliers.
The existence of critical suppliers in Telefónica's supply chain, especially in areas such as network infrastructure, information systems or handsets with a high concentration in a small number of suppliers, poses risks that may affect Telefónica’s operations. In the event that a participant in the supply chain engages in practices that do not meet acceptable standards or does not meet Telefónica’s performance expectations (including delays in the completion of projects or deliveries, poor-quality execution, cost deviations or reduced output due to the suppliers own stock shortfalls), this may harm Telefónica's reputation, or otherwise adversely affect its business, financial condition, results of operations and/or cash flows. Further, in certain countries, Telefónica may be exposed to labor contingencies in connection with the employees of such suppliers.
As of December 31, 2022, the Group depended on three handset suppliers (none of them located in China) and seven network infrastructure suppliers (two of them located in China), which, together, accounted for 81% and 80%, respectively, of the aggregate value of contracts awarded in the year ended December 31, 2022 to handset suppliers and network infrastructure suppliers, respectively. One of the handset suppliers represented 40% of the aggregate value of contracts awarded in the year ended December 31, 2022 to handset suppliers.
If suppliers cannot supply their products to the Telefónica Group within the agreed deadlines or such products and services do not meet the Group’s requirements, this could hinder the deployment and expansion plans of the network. This could in certain cases affect Telefónica’s compliance with the terms and conditions of the licenses under which it operates, or otherwise adversely affect the business and operating results of the Telefónica Group. In addition, the possible adoption of new protectionist measures in certain parts of the world, including as a result of trade tensions between the United States and China, and/or the adoption of lockdown or other restrictive measures as a result of the COVID-19 pandemic or any other crisis or pandemic, as well as those derived from geopolitical tensions such as the current war in Ukraine, could disrupt global supply chains or may have an adverse impact on certain of Telefónica’s suppliers and other players in the industry. The semiconductor industry in particular is facing various challenges, as a result mainly of supply problems at a global level, which in turn is affecting multiple sectors (including technology) through delivery delays and price increases, which could affect the Telefónica Group or others who are relevant to its business, including its customers, suppliers and partners. During 2020, 2021 and 2022 a specific monitoring has been carried out and action plans have been developed by the Group with respect to the supply chain challenges resulting from the COVID-19 pandemic, the armed conflict in Ukraine as well as the potential discontinuation of use of some suppliers as a result of tensions between the United States and China.
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
The pace of innovation and Telefónica's ability to keep up with its competitors is a critical issue in a sector so affected by technology such as telecommunications. In this sense, significant additional investments will be needed in new high-capacity network infrastructures to enable Telefónica to offer the features that new services will demand, through the development of technologies such as 5G or fiber.
New products and technologies are constantly emerging that can render products and services offered by the Telefónica Group, as well as its technology, obsolete. In addition, the explosion of the digital market and the entrance of new players in the communications market, such as mobile network virtual operators ("MNVOs"), internet companies, technology companies or device manufacturers, could result in a loss of value for certain of the Group's assets, affect the generation of revenues, or otherwise cause Telefónica to have to update its business model. In this respect, revenues from traditional voice businesses are shrinking, while new sources of revenues are increasingly derived from connectivity and digital services. Examples of these services include video, Internet of Things (IoT), cybersecurity, big data and cloud services.
One of the technologies currently being developed by telecommunications operators, including Telefónica (in Spain and Latin America), is the new FTTx type networks which allow the offering of broadband accesses over fiber optics with high performance. However, the deployment of such networks, in which the copper of the access loop is totally or partially replaced by fiber, requires high levels of investment. As of December 31, 2022, in Spain, fiber coverage reached 28.0 million premises. There is a growing demand for the services that these new networks can offer to the end customer. However, the high levels of investment required by these networks result in the need to continuously consider the expected return on investment, and no assurance can be given that these investments will be profitable.
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
The changes outlined above force Telefónica to continuously invest in the development of new products, technology and services to continue to compete effectively with current or future competitors. Any such investment may reduce the Group’s profit and margins and may not lead to the development or commercialization of successful new products or services. To contextualize the Group’s total research and development effort, the total expenditure in 2022 was 656 million euros (835 million euros in 2021, with the year-on-year change being impacted by deconsolidation of the entities that comprised our former Telefónica United Kingdom segment in June 2021, and 959 million euros in 2020) representing 1.6% of the Group’s revenues (2.1% and 2.2% in 2021 and 2020, respectively). These figures have been calculated using the guidelines established in the Organization for Economic Co-operation and Development (“OECD”) manual.
If Telefónica is not able to anticipate and adapt to the technological changes and trends in the sector, or to properly select the investments to be made, this could negatively affect the Group's business, financial condition, results of operations and/or cash flows.
The Telefónica Group's strategy, which is focused on driving new digital businesses and providing data-based services, involves exposure to risks and uncertainties arising from data privacy regulation.
The Telefónica Group’s commercial portfolio includes products and/or services which are based on the use, standardization and analysis of data, as well as the deployment of advanced networks and the promotion of new technologies related to Big Data, cloud computing, cybersecurity, Artificial Intelligence and IoT.
The large amount of information and data that is processed throughout the Group (related to approximately 383.1 million accesses associated with telecommunications services, digital products and services and Pay TV as of December 31, 2022 and an average number of employees of 102,563 in 2022), increases the challenges of complying with privacy regulations. Moreover, there is a risk that measures adopted in response to these regulations may stifle innovation. Conversely, the Group’s efforts to promote innovation may result in potential increased compliance privacy risks and, where applicable, costs.
Telefónica is subject to Regulation (EU) 2016/679 of the European Parliament and Council of April 2016, on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (“GDPR”), whose content has become the common standard for all countries where the Telefónica Group operates. In addition, progress continues to be made on the proposal for a future European regulation concerning the respect for privacy and protection of personal data in electronic communications (“e-Privacy Regulation”), which would repeal Directive 2002/58/EC. If approved, this proposal could establish additional and more restrictive rules than those established in the GDPR, with the consequent increase in the risks and costs that this could entail for Telefónica.
Moreover, considering that the Telefónica Group operates its business on a global scale, it frequently carries out international data transfers concerning its customers, users, suppliers, employees and other data subjects to countries outside the EEA that have not been declared to have an adequate level of data protection by the European Commission, either directly or through third parties. In this context, it is particularly relevant to have the necessary controls in place to ensure that such international data transfers are carried out in accordance with the GDPR, in an environment marked by uncertainty on this issue as to the adequate and effective measures to mitigate such risks.
One of the relevant contractual measures to ensure the lawfulness of international data transfers to any country outside the EEA not found by the European Commission to have an adequate level of data protection, is the signing, between the data importer and the data exporter, of the new standard contractual clauses (“SCC”) approved by the European Commission according to Implementing Decision (EU) 2021/914 of June 4, 2021. These new SCC, which entered into force on June 27, 2021, repeal the old SCC and include a modular set of clauses for their application according to the data processing role of both the exporter and the importer. Furthermore, the entry into force of the new SCC obliges companies that are going to use them for their transfers to assess and adopt additional measures deemed appropriate for the due protection of the data transferred to the third country. This is because SCC, in general, according to the Court of Justice of the European Union (CJEU), are not sufficient for this purpose, as the public authorities of the third country, in accordance with their local regulations, may have the power to access or request access to the data transferred. The additional measures to be adopted are mainly technical such as data encryption and derive in particular from the impact analysis of each transfer and the country of destination, all following the guidelines issued by the European Data Protection Board in its Recommendations 01/2020. Furthermore, the adoption of the new SCC by the European Commission as the main legal tool for transfers, obliges companies to replace the old SCC, as the old SCC ceased to be legally valid at the end of 2022 in accordance with the aforementioned Implementing Decision. The implementation of the new SCC and their module structure and dispositive parts, which need to be negotiated between data exporters and importers, the obligation to assess and analyze each international transfer, the changing nature of the local regulations of the countries of destination, as well as the obligation to renew all agreements that include the old SCC, pose a challenge for the Group and, with it, a potential risk of non-compliance in the performance of international data transfers in accordance with the GDPR.
With regard to the international data transfer to the United States of America, on October 7, 2022, the U.S. President signed an executive order directing the steps that the United States will take to implement the U.S. commitments to improve the European Union–U.S. Data Privacy Framework in light of the judgment of the CJEU C-311/18. In connection with this U.S. initiative, the European Commission published in December 2022 a draft adequacy decision that would facilitate the transfer of data to the United States of America, which, like its predecessors, the International Safe Harbor Privacy Principles and the EU-U.S. Privacy Shield, is based on a self-regulatory approach, whereby U.S. companies that undertake to comply with the principles set out in the Privacy Framework will be able to self-certify as "adequate undertakings". They will thus be able to import data from the EU to the U.S. if they commit to providing an adequate level of protection to the data transferred.
While this represents an improvement in the regulatory landscape for international data transfers and the risks associated with them, the approval of this new adequacy decision for the United States is subject to the non-binding review by the European Data Protection Committee and the Civil Liberties Committee of the European Parliament, as well as the mandatory and binding approval by the Member States in the Council, which is not expected to occur until mid-2023.
In addition, the United Kingdom's exit from the European Union on January 1, 2021 means that the Group must monitor how its operations and business in the United Kingdom are affected in terms of applicable privacy regulations and, specifically, the flow of data to and from the United Kingdom. The European Commission declared the United Kingdom as a country with an adequate level of data protection according to the Adequacy Decision of June 28, 2021. Accordingly, entities that transfer data between both territories will not be required to adopt additional tools or measures for international transfers. The Adequacy Decision establishes an initial period of validity of four years, which may be extended only if the United Kingdom demonstrates that it continues to ensure an adequate level of data protection. In this regard, since European Union regulations no longer apply in the United Kingdom, the UK government has published a draft reform of its local privacy and data protection regulations in June 2022, which, if it finally passes through parliamentary procedures and is approved, aims to update these regulations to address new technological challenges and business opportunities in the use of data. The result and approval of this amendment could impact the Telefónica Group’s business in the United Kingdom and the aforementioned international data transfers to and from the United Kingdom, either because additional regulatory restrictions or impositions are imposed that reduce the capacity for innovation and the development of new services and products, or because the European Union authorities consider that the United Kingdom is no longer a country with an adequate level of data protection, in which case the Telefónica Group may face similar challenges and risks as it is currently facing with respect to data transfers to the United States or other territories not declared as having an adequate level of protection.
In Latin America, Law No. 13,709 in Brazil imposes standards and obligations similar to those required by the GDPR, including a sanctioning regime which is in force from August 2021, with fines for non-compliance of up to 2% of the Group’s income in Brazil in the last financial year subject to a limit of 50 million Brazilian reais (approximately 9.1 million euros based on the exchange rate as of December 31, 2022) per infraction which may increase compliance risks and costs. In addition, in 2022 the Brazilian data protection authority, Autoridade Nacional de Proteção de Dados (ANPD), became an independent agency not linked to the presidency of the Republic, thus providing it with additional autonomy to develop its control and supervision functions.
Furthermore, in Ecuador, the Organic Law on Data Protection has entered into force, aligned with the principles of the European GDPR, although the effectiveness of the sanctioning regime is postponed for a two-year adaptation period which ends in 2023. In addition, Argentina has ratified Convention 108+, which is an international treaty of the Council of Europe which is open to accession by any state outside Europe, and which regulates the protection of the rights of individuals with regard to the automated processing of their data, in a very similar way to the protection granted by virtue of the GDPR. Likewise, in Chile and other territories in the region where Telefónica operates, there are regulatory proposals to bring regulation more in line with the provisions set forth in the GDPR, which may increase compliance risks and costs.
Data privacy protection requires careful design of products and services, as well as robust internal procedures and rules that can be adapted to regulatory changes where necessary, all of which entails compliance risk. Failure to maintain adequate data security and to comply with any relevant legal requirements could result in the imposition of significant penalties, damage to the Group’s reputation and the loss of trust of customers and users.
Telefónica’s reputation depends to a large extent on the digital trust it is able to generate among its customers and other stakeholders. In this regard, in addition to any reputational consequences, it is important to note that, in the European Union, very serious breaches of the GDPR may entail the imposition of administrative fines of up to the larger of 20 million euros or 4% of the infringing company’s overall total annual revenue for the previous financial year. Furthermore, once it is approved, the e-Privacy Regulation may set forth sanctions for breaches of it similar to those provided for in the GDPR.
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
In order to respond to changing customer demands, Telefónica needs to adapt both (i) its communication networks and (ii) its offering of digital services.
The networks, which had historically focused on voice transmission, are evolving into increasingly flexible, dynamic and secure data networks, replacing, for example, old copper telecommunications networks with new technologies such as fiber optics, which facilitate the absorption of the exponential growth in the volume of data demanded by the Group's customers.
In relation to digital services, customers require an increasingly digital and personalized experience, as well as a continuous evolution of the Group’s product and service offering. In this sense, new services such as “Smart Wi-Fi”, “Connected Car”, “Smart Cities”, “Smart Agriculture” and “Smart Metering” which facilitate certain aspects of the Group’s customers’ digital lives, are being developed. Furthermore, new solutions for greater automation in commercial services and in the provision of the Group’s services are being developed, through new apps and online platforms that facilitate access to services and content, such as new video platforms that offer both traditional Pay TV, video on demand or multi-device access. However, there can be no assurance that these and other efforts will be successful. For example, if streaming television services, such as Netflix or others, become the principal way television is consumed to the detriment of the Group’s Pay TV service, the Group’s revenues and margins could be affected.
In the development of all these initiatives it is also necessary to take into account several factors: firstly, there is a growing social and regulatory demand for companies to behave in a socially responsible manner, and, in addition, the Group’s customers are increasingly interacting through online communication channels, such as social networks, in which they express this demand. Telefónica’s ability to attract and retain clients depends on their perceptions regarding the Group’s reputation and behavior. The risks associated with potential damage to a brand’s reputation have become more relevant, especially due to the impact that the publication of news through social networks can have.
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

The risks derived from cybersecurity are among the Group’s most relevant risks due to the importance of information technology to its ability to successfully conduct operations. Despite advances in the modernization of the network and the replacement of legacy systems in need of technological renewal, the Group operates in an environment increasingly prone to cyber-threats and all of its products and services are intrinsically dependent on information technology systems and platforms that are susceptible to cyberattacks. Successful cyberattacks could prevent the effective provision, operation and commercialization of products and services in addition to affecting their use by customers. Therefore, it is necessary to continue to identify and remedy any technical vulnerabilities and weaknesses in the Group’s operating processes, as well as to strengthen its capabilities to detect, react and recover from incidents. This includes the need to strengthen security controls in the supply chain (for example, by focusing on the security measures adopted by the Group’s providers and other third parties), as well as to ensure the security of the services in the cloud.
Telecommunications companies worldwide face continuously increasing cybersecurity threats as businesses become increasingly digital and dependent on telecommunications, computer networks and cloud computing technologies. As a result of the circumstances brought by the COVID pandemic, remote access and teleworking of employees and collaborators has spread and is now a common practice, increasing the use of cloud services; thus, the risks associated with their use, and forcing companies to review the security controls beyond the perimeter of the corporate network. Further, the Telefónica Group is aware of the possible cybersecurity risks arising from the conflict in Ukraine, monitoring cyberattacks that may affect our infrastructure, and maintaining contact with national and international organizations to obtain cyberintelligence information, without having so far detected a significant increase in attacks in our perimeter compared to other previous periods, though this may change in the future. Cybersecurity threats may include gaining unauthorized access to the Group’s systems or propagating computer viruses or malicious software, to misappropriate sensitive information like customer data or disrupt the Group’s operations. In addition, traditional security threats, such as theft of laptop computers, data devices and mobile phones may also affect the Group along with the possibility that the Group’s employees or other persons may have access to the Group’s systems and leak data and/or take actions that affect the Group’s networks or otherwise adversely affect the Group or its ability to adequately process internal information or result in regulatory penalties.
In particular, in the past three years, the Group has suffered several cybersecurity incidents. Attacks during this period include (i) intrusion attempts (direct or phishing), exploitation of vulnerabilities and corporate credentials being compromised; (ii) Distributed Denial of Service (DDoS) attacks, using massive volumes of Internet traffic that saturate the service; and (iii) exploitation of vulnerabilities to carry out fraud through online channels, usually through the subscription of services without paying for them. None of these incidents had material consequences for the Telefónica Group, but this may change in the future.
Although Telefónica seeks to manage these risks by adopting technical and organizational measures as defined in its digital security strategy, such as the use of early vulnerabilities detection, access control, log review of critical systems and network segregation, as well as the deployment of firewalls, intrusion-prevention systems, virus scanners and backup systems, it can provide no assurance that such measures are sufficient to avoid or fully mitigate such incidents. Therefore, the Telefónica Group has insurance policies in place, which could cover, subject to the policies terms, conditions, exclusions, limits and sublimits of indemnity, and applicable deductibles, certain losses arising out of these types of incidents. To date, the insurance policies in place have covered some incidents of this nature, however due to the potential severity and uncertainty about the evolution of the aforementioned events, these policies may not be sufficient to cover all possible losses arising out of these risks.

Climate change, natural disasters and other factors beyond the Group's control may result in physical damage to our technical infrastructure that may cause unanticipated network or service interruptions or quality loss or otherwise affect the Group's business.
Climate change, natural disasters and other factors beyond the Group's control, such as system failures, lack of electric supply, network failures, hardware or software failures, theft of network elements or cyber-attacks can damage our infrastructure and affect the quality of, or cause interruption to, the provision of the services of the Telefónica Group.
Further, changes in temperature and precipitation patterns associated with climate change may increase the energy consumption of telecommunications networks or cause service disruption due to extreme temperature waves, floods or extreme weather events. These changes may cause increases in the price of electricity due to, for example, reduction in hydraulic generation as a result of recurrent droughts. Further, as a result of global commitments to tackle climate change, new carbon dioxide taxes may be imposed and could affect, directly or indirectly, Telefónica, and may have a negative impact on the Group’s operations results. Telefónica analyses these risks in accordance with the recommendations of the Task Force on Climate-Related Financial Disclosures (“TCFD”).

Network or service interruptions or quality loss or climate-related risks could cause customer dissatisfaction, a reduction in revenues and traffic, the realization of expensive repairs, the imposition of sanctions or other measures by regulatory bodies, and damage to the image and reputation of the Telefónica Group, or could otherwise have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.
Financial Risks.
Worsening of the economic and political environment could negatively affect Telefónica's business.
Telefónica’s international presence enables the diversification of its activities across countries and regions, but it exposes Telefónica to diverse legislation, as well as to the political and economic environments of the countries in which it operates. Any adverse developments in this regard, including inflationary pressures, rapid normalization of monetary policy, exchange rate or sovereign-risk fluctuations, as well as growing geopolitical tensions, may adversely affect Telefónica’s business, financial position, debt management, cash flows and results of operations and/or the performance of some or all of the Group’s financial indicators.

Russia’s invasion of Ukraine opened a period that has been characterized by extraordinary uncertainty and the simultaneous concurrence of multiple negative shocks. Inflationary pressures, arising from bottlenecks associated with the rapid recovery from the pandemic, have been exacerbated by two phenomena that are closely related to the Russian invasion; i) the largest energy crisis since 1970s (17.7% of GDP spent on energy in 2022 vs. 10.2% in 2019 in OECD countries) and ii) the highest increase in world food prices in recent history, resulting in inflation rates not seen in the last 40 years. The persistence of shocks led inflationary pressures to become more broad-based, with higher costs increasingly being passed through to the final prices of other goods and services, leading to strong response from central banks (interest rate hikes and liquidity withdrawal) and a significant loss of consumer purchasing power. Further, it is likely that the transmission of past increases in energy prices and other imported goods to final prices has not yet been completed, which will continue to put some upward pressure in the short term. These inflationary pressures have also been contributed to by the increasing wage demands that have been observed at the international level, reflecting both the strength of labor markets, especially those of the main developed economies, and the prevalence (although to a lesser extent than in the past) of wage indexation mechanisms. Moreover, there is a risk that global liquidity reduction and high interest rates could generate greater financial volatility leading to episodes of stress, such as those observed in the United Kingdom, especially if inflation turns out to be more persistent than previously expected. Also, premature monetary easing by central banks could lead to inflationary rebound that could generate a new period of stagflation as in the 1970s. Going forward, elements that could worsen the effects of the current situation include the escalation of the armed conflict and potential disruptions to energy supply and possible further increases in commodity prices, with a potential de-anchoring of inflation expectations and higher-than-expected wage demands, prolonging and amplifying the inflation-recession scenario. As a result of the above, economic growth is expected to decelerate further in the near term, with a significant risk of recession in many parts of the world.

So far, the main European countries where the Group operates have been affected through the price channel (higher commodity prices, intermediate inputs and salary costs, among others), as their trade and financial exposure is limited. However, in Europe there is concern about the energy situation for both this and next winter if climate conditions worsen in the face of a possible gas shortage. Latin America could be affected by lower external demand associated with slower global growth, deteriorating terms of trade and tighter financial conditions.
As of December 31, 2022, the contribution of each segment to Telefónica Group's total assets was as follows: Telefónica Spain 25.5% (22.9% as of December 31, 2021), VMO2 9.8% (11.1% as of December 31, 2021), Telefónica Germany 17.5% (18.3 % as of December 31, 2021), Telefónica Brazil 22.7% (19.7% as of December 31, 2021) and Telefónica Hispam 14.5% (14.3% as of December 31, 2021). Part of the Group's assets are located in countries that do not have an investment grade credit rating (in order of importance, Brazil, Argentina, Ecuador and Venezuela). Likewise, Venezuela and Argentina are considered countries with hyperinflationary economies in 2022 and 2021.
The main risks are detailed by geography below:
In Europe, there are several risks of an economic and political nature. First, the development of the armed conflict between Russia and Ukraine constitutes the main risk factor on growth and inflation prospects. Any worsening of the supply of gas, oil or food (such as the total shutdown of flows from Russia) would have a negative impact on their prices with a consequent impact on disposable income. In the medium term, this could lead to a stronger pass-through to final consumer prices, which could result in higher-than-expected wage increases, a persistent rise in inflation expectations and an even tighter monetary policy. All of the above would be added to the economic risks existing prior to the conflict, such as the consequences of an increase in the cost of financing conditions, both for the private and public sectors (more accelerated than expected a few months ago) which could trigger episodes of financial stress. Finally, there is a risk of financial fragmentation in the transmission of monetary policy in the Eurozone, which means that interest rates may react differently in different countries across the Eurozone, leading to differences in the yields of bonds issued by peripheral countries (such as Spain) and those issued by central countries, which would make access to credit more difficult for the former.
•Spain: there are several local sources of risks. One of them stems from the risk that supply disruptions will have a more persistent negative economic impact than expected, and high commodity prices and/or the emergence of second round effects, prolonging the inflationary episode with a deeper impact on household income. Secondly, and although the disbursement of European funds (NGEU) appears to be gaining traction, further delays or even designing flaws could limit their final impact on GDP growth and employment. In addition, as one of the most open countries in the world, from a commercial point of view, being among the top ten countries in respect of capital outflows and inflows globally, the rise of protectionism and trade restrictions could have significant implications. Lastly, the impact of rising interest rates could be a source of financial stress due to high public indebtedness and lead to a possible correction in the real estate market.
•Germany: in the short term, the main sources of risk relate to the country’s energy supply (as 35% of energy came from Russia before the conflict) and the prolongation of bottlenecks in the supply of raw materials and intermediate goods in the manufacturing sector, which could continue to limit the expansion of economic activity. Among the risks associated with energy supply, there is a risk of unusually low temperatures that could lead to higher gas consumption requirements and may affect the ability to secure necessary gas supplies. On the other hand, there is concern that higher-than-expected wage growth could lead to a stronger inflationary cycle. As for the medium to long term, there is a risk that a potential escalation of geopolitical tensions could reduce international trade, with a consequent impact on the country’s potential growth, which is dependent on exports. In addition, long-term challenges remain, such as the aging of the population.
•United Kingdom: an intensification of inflationary pressures could weigh on consumption and further depress economic growth. In particular, there is a concern that wage growth could lead to a further increase in the prices of goods and services, preventing inflation rates from normalizing as quickly as anticipated. On the other hand, although the UK economy has few direct trade links with Russia and Ukraine, it is vulnerable to developments in the global energy market as it is the second European economy with the largest share of gas in the energy mix. In addition, Britain imports gas and electricity from the European continent during the coldest months, so a confluence of an abnormally cold winter and a cut-off of Russian gas to Europe could lead to energy shortages. On the political front, recent social polarization could detract political capital from the incoming executive, becoming another source of uncertainty in the short to medium term. Finally, the formal exit of the United Kingdom from the European Union on December 31, 2020 (Brexit) has created new barriers to trade in goods and services, mobility and cross-border exchanges, which will entail an economic adjustment in the medium term. Northern Ireland's post-Brexit status and the difficulties associated with the implementation of the Northern Ireland Protocol will continue to be a source of tension.
In Latin America, the exchange risk is moderate but may increase in the future. The end of electoral events and rapid central bank actions to contain inflation may, at least partially, limit the impact of external risks (global trade tensions, abrupt movements in commodity prices, concerns about global growth, tightening U.S. monetary policy and financial imbalances in China) and internal risks (managing the monetary normalization and the possible underlying fiscal deterioration).
•Brazil: fiscal sustainability remains the main domestic risk, especially considering the recent approval of extraordinary spending of ~2% of GDP by 2023. The new administration’s initial signals are towards greater economic interventionism, the repeal of the spending cap and the review of the privatization agenda. Political negotiations could be affected by social polarization. Uncertainty now centers on the unknown economic guidelines for the coming years of the new government, including the definition of a new fiscal rule, expenditure increase and the economic reform agenda. Given this context, domestic asset prices, including the exchange rate, continue to show high volatility. In addition, higher fiscal risks have also affected inflation expectations, which have increased since December 2022, remaining above the targets for the monetary policy’s relevant horizon (2023 and 2024). In this regard, there is a risk that interest rates will be above the levels expected a few months ago, which would imply a downward bias for GDP growth in 2023.

•Argentina: macroeconomic and exchange rate risks remain high. The main domestic challenges are achieving political consensus to reduce the public deficit and rebuilding international reserves in a context of high inflation, in order to allow the country to meet the targets agreed with the International Monetary Fund. On the external front, a global slowdown resulting in lower demand for exported products and their prices would imply lower hard currency inflows, which would increase vulnerability to volatility in international financial markets. Finally, the application of unorthodox price control measures and increasing foreign exchange restrictions could affect Telefónica's profitability.
•Chile, Colombia and Peru: these countries are exposed not only to changes in the global economy, given their vulnerability and exposure to changes in commodity prices, but also to tightening of global financial conditions. On the domestic side, existing political instability and the possibility of further social unrest and the resurgence of populism could have a negative impact in both the short and medium term. In this regard, measures that result in excessive growth in public spending that jeopardize fiscal balance could have a negative impact on sovereign credit ratings, further deteriorating local financing conditions. High inflation threatens to be more persistent than expected, which would limit central banks' ability to respond to an abrupt drop in activity levels and would also increase the risk on financial stability. In political terms, uncertainty prevails both in Chile, due to the new constituent process underway, and in Colombia, due to the impact that the tax and pension reforms promoted by the President may have on private investment. In Peru, political instability could continue despite the installation of the new government due to the lack of support both in chambers and at the grassroots level.
As discussed above, the countries where the Group operates are generally facing significant economic uncertainties and, in some cases, political uncertainties. The worsening of the economic and political environment in any of the countries where Telefónica operates may materially adversely affect the Group’s business, financial condition, results of operations and/or cash flows.
The Group has and, in the future, could experience impairment of goodwill, investments accounted for by the equity method, deferred tax assets or other assets.
In accordance with current accounting standards, the Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the need to introduce changes to the book value of its goodwill (which as of December 31, 2022, represented 16.8% of the Group’s total assets), investments accounted for by the equity method (which represented 10.6% of the Group's total assets as of December 31, 2022), deferred tax assets (which as of December 31, 2022, represented 4.5% of the Group’s total assets), or other assets, such as intangible assets (which represented 11.0% of the Group’s total assets as of December 31, 2022), and property, plant and equipment (which represented 21.6% of the Group’s total assets as of December 31, 2022). In the case of goodwill, the potential loss of value is determined by the analysis of the recoverable value of the cash-generating unit (or group of cash-generating units) to which the goodwill is allocated at the time it is originated, and such calculation requires significant assumptions and judgment. In 2022 impairment losses in other assets of Telefónica Argentina were recognized for a total of 77 million euros. In 2021 impairment losses in the goodwill of Telefónica del Perú were recognized for a total of 393 million euros and in 2020 impairment losses in the goodwill and other assets of Telefónica Argentina were recognized for a total of 894 million euros.
In addition, Telefónica may not be able to realize deferred tax assets on its statement of financial position to offset future taxable income. The recoverability of deferred tax assets depends on the Group’s ability to generate taxable income over the period for which the deferred tax assets remain deductible. If Telefónica believes it is unable to utilize its deferred tax assets during the applicable period, it may be required to record an impairment against them resulting in a non-cash charge on the income statement. By way of example, in 2021 deferred tax assets corresponding to the tax Group in Spain amounting to 294 million euros were derecognized (101 million euros in 2020).
Further impairments of goodwill, deferred tax assets or other assets may occur in the future which may materially adversely affect the Group’s business, financial condition, results of operations and/or cash flows.
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

The Telefónica Group is a relevant and frequent issuer of debt in the capital markets. As of December 31, 2022, the Group’s gross financial debt amounted to 39,079 million euros (42,295 million euros as of December 31, 2021), and the Group’s net financial debt amounted to 26,687 million euros (26,086 million euros as of December 31, 2021). As of December 31, 2022, the average maturity of the debt was 13.1 years (13.6 years as of December 31, 2021), including undrawn committed credit facilities.
A decrease in the liquidity of Telefónica, or a difficulty in refinancing maturing debt or raising new funds as debt or equity could force Telefónica to use resources allocated to investments or other commitments to pay its financial debt, which could have a negative effect on the Group's business, financial condition, results of operations and/or cash flows.
Funding could be more difficult and costly to obtain in the event of a deterioration of conditions in the international or local financial markets due, for example, to monetary policies set by central banks, including increases in interest rates and/or decreases in the supply of credit, increasing global political and commercial uncertainty and oil price instability, or if there is an eventual deterioration in the solvency or operating performance of Telefónica.
As of December 31, 2022, the Group’s gross financial debt scheduled to mature in 2023 amounted to 4,020 million euros, and gross financial debt scheduled to mature in 2024 amounted to 2,010 million euros.
In accordance with its liquidity policy, Telefónica has covered its gross debt maturities for the next 12 months with cash and credit lines available as of December 31, 2022. As of December 31, 2022, the Telefónica Group had undrawn committed credit facilities arranged with banks for an amount of 11,737 million euros (11,434 million euros of which were due to expire in more than 12 months). Liquidity could be affected if market conditions make it difficult to renew undrawn credit lines. As of December 31, 2022, 2.6% of the aggregate undrawn amount under credit lines was scheduled to expire prior to December 31, 2023.
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
The Group's financial condition and results of operations may be adversely affected if it does not effectively manage its exposure to interest rates or foreign currency exchange rates.
Interest rate risk arises primarily in connection with changes in interest rates affecting: (i) financial expenses on floating-rate debt (or short-term debt likely to be renewed); (ii) the value of long-term liabilities at fixed interest rates; and (iii) financial expenses and principal payments of inflation-linked financial instruments, considering interest rate risk as the impact of changes in inflation rates.
In nominal terms, as of December 31, 2022, 88% of the Group’s net financial debt had its interest rate set at fixed interest rates for periods of more than one year. The effective cost of interest payments for the last 12 months was 3.86% as of December 31, 2022 compared to 3.77% as of December, 2021. To illustrate the sensitivity of financial expenses to variations in short-term interest rates as of December 31, 2022: (i) a 100 basis point increase in interest rates in all currencies in which Telefónica had a financial position at that date would have led to an increase in financial expenses of 34 million euros, whereas (ii) a 100 basis point decrease in interest rates in all currencies (even if negative rates are reached), would have led to a reduction in financial expenses of 34 million euros. For the preparation of these calculations, a constant position equivalent to the position at that date is assumed of net financial debt.
Exchange rate risk arises primarily from: (i) Telefónica’s international presence, through its investments and businesses in countries that use currencies other than the euro (primarily in Latin America and the United Kingdom); (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt; and (iii) trade receivables or payables in a foreign currency to the currency of the company with which the transaction was registered. According to the Group’s calculations, the impact on results, and specifically on net exchange differences, due to a 10% depreciation of Latin American currencies against the U.S. dollar and a 10% depreciation of the rest of the currencies to which the Group is most exposed, against the euro would result in exchange gains of 11 million euros as of December 31, 2022 and a 10% appreciation of Latin American currencies against the U.S. dollar and a 10% appreciation of the rest of the currencies to which the Group is most exposed, would result in exchange losses of 11 million euros as of December 31, 2022. These calculations have been made assuming a constant currency position with an impact on profit or loss for 2022 taking into account derivative instruments in place.
In 2022, the evolution of exchange rates positively impacted the Group’s results, increasing the year-on-year growth of the Group’s consolidated revenues and OIBDA by an estimated 4.5 percentage points and 3.0 percentage points, respectively, mainly due to the evolution of the Brazilian real (negative impact of 2.3 percentage points and 2.7 percentage points, respectively, in 2021). Furthermore, translation differences as of December 31, 2022 had a positive impact on the Group’s equity of 1,169 million euros (4,088 million euros as of December 31, 2021).
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
The Telefónica Group is subject to regular reviews, tests and audits by tax authorities regarding taxes in the jurisdictions in which it operates and is a party and may be a party to certain judicial tax proceedings. In particular, the Telefónica Group is currently party to certain tax and regulatory proceedings in Brazil, primarily relating to the ICMS (a Brazilian tax on telecommunication services) and the corporate tax.
Telefónica Brazil maintained provisions for tax contingencies amounting to 446 million euros and provisions for regulatory contingencies amounting to 336 million euros as of December 31, 2022. In addition, Telefónica Brazil faces possible tax contingencies for which no provisions are made (see "Item 8. Financial Information—Consolidated Financial Statement—Tax Proceedings—Telefónica Brazil"). Further, the Group makes estimates for its tax liabilities that the Group considers reasonable, but if a tax authority disagrees, the Group could face additional tax liability, including interest and penalties. There can be no guarantee that any payments related to such contingencies or in excess of our estimates will not have a significant adverse effect on the Group’s business, results of operations, financial condition and/or cash flows. In addition to the most significant litigation indicated above, further details on these matters are provided in Notes 25 and 29 to the Consolidated Financial Statements. The details of the provisions for litigation, tax sanctions and claims can be found in Note 24 of the Consolidated Financial Statements.
Telefónica Group is also party to certain litigation in Peru concerning certain previous years' income taxes in respect of which Telefónica has been notified that the judicial resolutions which resolve the contentious administrative processes are unfavorable to the Group and will require it to pay taxes related to prior years. At the end of the relevant proceedings, the Tax Administration, through an administrative act, will determine the amount of the payment obligation. The estimated impact of the aforementioned judicial resolutions is already provisioned in Telefónica's financial statements, with the total provision as of December 31, 2022 amounting to 3,849 million Peruvian soles (approximately 945 million euros at the exchange rate at such date).
An adverse outcome or settlement in these or other proceedings, present or future, could result in significant costs and may have a material adverse effect on the Group's business, financial condition, results of operations and/or cash flows.
Increased scrutiny and changing expectations from stakeholders, evolving reporting and other legal obligations and compliance with the Company's own goals regarding ESG matters, may expose the Company to various risks.
The Telefónica Group may be unable to adapt to or comply with increasingly demanding expectations from analysts, investors, customers and other stakeholders and new regulatory reporting or other legal requirements related to

ESG issues. Further, expectations and requirements may differ from region to region, may be based on diverging calculation or other criteria and may experience material changes as they still are at their emerging phase.
Further, the Group's disclosure of information on its ESG objectives and initiatives in its public reports and other communications (including its CO2 emission reduction targets) subjects it to the risk that it will fail to achieve these objectives and initiatives.
Although Telefónica is working to comply with new ESG reporting requirements, to achieve its objectives, and to meet the expectations of its stakeholders in these matters, if the Company is unable to meet these expectations, fails to adequately address ESG matters or fails to achieve the reported objectives (including its CO2 emission reduction targets), the Telefónica Group’s reputation, its business, financial position, results of operations and/or cash flows could be materially and adversely affected.
The Telefónica Group is exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs.
The Telefónica Group is required to comply with the anti-corruption laws and regulations of the jurisdictions where it conducts operations around the world, including in certain circumstances with laws and regulations having extraterritorial effect such as the U.S. Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act of 2010. The anti-corruption laws generally prohibit, among other conduct, providing anything of value to government officials for the purposes of obtaining or retaining business or securing any improper business advantage or failing to keep accurate books and records and properly account for transactions.
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
Additionally, the Telefónica Group’s operations may be subject to, or otherwise affected by, economic sanctions programs and other forms of trade restrictions (“sanctions”) including those administered by the United Nations, the European Union, the United States, including by the U.S. Treasury Department’s Office of Foreign Assets Control and the United Kingdom. The sanctions regulations restrict the Group’s business dealings with certain sanctioned countries, territories, individuals and entities and may impose certain trade restrictions, among others, export and/or import trade restrictions to certain good and services. In this context, the provision of services by a multinational telecommunications group, such as the Telefónica Group, directly and indirectly, and in multiple countries, requires the application of a high degree of diligence to prevent the contravention of sanctions (which take various forms, including economic sanctions programs applicable to countries, territories, lists of entities and persons sanctioned or certain trade restrictions). Given the nature of its activity, the Telefónica Group’s exposure to these sanctions is particularly noteworthy.
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
Notwithstanding the above, violations of anti-corruption laws and sanctions regulations could lead not only to financial penalties, but also to exclusion from government contracts and the revocation of licenses and authorizations, and could have a material adverse effect on the Group's reputation, or otherwise adversely affect the Group's business, financial condition, results of operations and/or cash flows.
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
The following significant events occurred in 2022:
•On January 11, 2022, once the corresponding authorizations from the regulatory authorities were obtained and after the fulfillment of certain agreed conditions, the transaction between Colombia Telecomunicaciones S.A. ESP BIC (Telefónica Colombia) and a Colombian company controlled by Kohlberg Kravis Roberts ("KKR"), Onnet Fibra Colombia S.A.S, for the sale and purchase of certain fiber assets owned by Telefónica Colombia and for the provision of wholesale connectivity services by Onnet Fibra Colombia S.A.S to Telefónica Colombia, the development of activities of deployment of fiber network and other associated services, was completed. Telefónica Colombia received, as consideration, 187 million U.S. dollars (approximately 165 million euros at the exchange rate at such date) and 40% of the shares of a Spanish company controlled by KKR, Alamo HoldCo S.L., the sole shareholder of Onnet Fibra Colombia S.A.S.
•On January 13, 2022, Telefónica executed an amendment to the syndicated facility agreement signed on March 15, 2018, with several domestic and international financial entities for a maximum aggregate amount of 5,500 million euros, linked to sustainability objectives: greenhouse gas emissions reduction and increase of women in executive positions. This facility agreement is composed of a five-year single tranche revolving credit facility in an aggregate amount of up to 5,500 million euros with two annual extension options, at the request of Telefónica, for a maximum maturity of seven years.
•On January 13, 2022, after the satisfaction of the closing conditions and once the relevant regulatory approvals were obtained, Telefónica Centroamérica Inversiones, S.L. (60% of which is held, directly and indirectly, by Telefónica and 40% of which is held by Corporación Multi Inversiones) transferred its 99.3% stake in Telefónica Móviles El Salvador to General International Telecom El Salvador, S.A. de C.V. for an amount of 139 million U.S. dollars (approximately 121 million euros at the exchange rate at such date).
•On January 26, 2022, Colombia Telecomunicaciones, S.A. ESP made an early repayment of its bilateral loan for 132 million U.S. dollars signed on March 24, 2020. The loan was originally scheduled to mature in 2023.
•On February 1, 2022, Telefónica’s subsidiary, Pontel Participaciones, S.L. (“Pontel”), a company which is held 83.35% by Telefónica and 16.65% by Pontegadea Inversiones, S.L. (“Pontegadea”), reached an agreement with Taurus Bidco S.à r.l. (“Taurus”, a company managed by KKR) for the purchase of 40% of the share capital of Telxius Telecom, S.A. (“Telxius”), held by Taurus, for an estimated amount of 215.7 million euros, being the referred price subject to, among others, adjustments derived from the sale of Telxius's towers business to American Tower.
As a result of the transaction, Pontel, which then held the remaining 60% of the share capital of Telxius, was to become the sole shareholder of Telxius. Pontegadea was to increase its holding in Pontel to 30% and Telefónica would hold a 70% stake, meaning that Pontegadea's indirect holding in Telxius would increase from 9.99% to 30% and Telefónica's indirect holding in Telxius would increase from 50.01% to 70%. The closing of the transaction, which was subject to the obtaining of the relevant regulatory and competition authorizations, took place on January 18, 2023.
•On February 8, 2022, Telefónica Brasil S.A. redeemed 1,000 million Brazilian reais (approximately 166 million euros at the exchange rate as of such date) of its bond, issued on February 8, 2017.

•On February 25, 2022, Telefónica filed with the United States Securities and Exchange Commission its annual report on Form 20-F for the year ended December 31, 2021.
•On March 4, 2022, the Board of Directors of Telefónica resolved to call the Annual General Shareholders' Meeting to be held in Madrid, at the offices of Telefónica, S.A. located in Distrito Telefónica, Ronda de la Comunicación s/n, Central Building Auditorium, at 11:00 a.m. on April 8, 2022 on second call, in the event that the legally required quorum would not be reached and therefore the Meeting could not be held on the first call that had been called on April 7, 2022 at the same place and time.
•On March 21, 2022, Telefónica Tech UK & Ireland, Ltd. (“T. Tech UK”) signed an agreement for the acquisition of 100% of the shares of the Scottish company Perpetual TopCo Limited, the holding company of a group of companies (“Incremental Group”) focused on the provision of advanced IT services (including business applications and data analytics) in the United Kingdom, for consideration of up to GBP 175 million (approximately 209 million euros as of such date) (including certain potential deferred payments -earn-outs-). The transaction was signed and closed simultaneously.
•On March 28, 2022, Telefónica Audiovisual Digital, S.A.U. entered into an agreement with the company DAZN for the distribution of DAZN LaLiga Package. Such package included five football matches per match weekend of the Spanish First Division Football Championship, in 35 out of 38 match weekends for exploitation on pay television for residential subscribers in Spain. See "Item 10. Additional Information—Material Contracts—Football (soccer) License Agreements with LaLiga, UEFA and RFEF, respectively" for additional information.
•On March 30, 2022, Telefónica Emisiones, S.A.U., under its Guaranteed Euro Programme for the Issuance of Debt Instruments ("EMTN Programme"), launched a private issuance of 100 million euros of notes in the Euro market, guaranteed by Telefónica, S.A. This issuance is due on July 13, 2040 with an original annual coupon of 1.864%. The settlement of the transaction took place on April 5, 2022.
•On April 8, 2022, the Annual General Shareholders' Meeting of Telefónica was held at second call. All the resolutions submitted were approved at the meeting.
Further to the Annual General Shareholders' Meeting of Telefónica, S.A., the Board of Directors of Telefónica, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, unanimously adopted the following resolutions regarding the reelection of Directors approved at the Annual General Shareholders' Meeting: (i) to reelect Mr. José María Abril Pérez as Vice-Chairman of the Board of Directors; (ii) to reelect Mr. Ángel Vilá Boix as Chief Operating Officer of Telefónica, S.A.; (iii) to reelect Mr. José María Abril Pérez, Mr. Ángel Vilá Boix and Mr. Francisco Javier de Paz Mancho as members of the Executive Commission of the Board of Directors; and (iv) that the Directors reelected and ratified and appointed by the Annual General Shareholders' Meeting that are members of any of the remaining Committees of the Board of Directors continue to be members of those Committees.
Furthermore, Telefónica announced on that day that its Board of Directors resolved to carry out the implementation of the share capital reduction through the cancellation of the treasury shares approved by the Annual General Shareholders' Meeting. The share capital of Telefónica, S.A. was reduced in the amount of 139,275,057 euros, through the cancellation of 139,275,057 shares of Telefónica held as treasury stock, with a nominal value of one euro each. The reduction was carried out with a charge to unrestricted reserves, through the allocation of a reserve for cancelled share capital in an amount equal to the nominal value of the cancelled shares (i.e. for an amount of 139,275,057 euros). The share capital of Telefónica resulting from the reduction was set at 5,639,772,963 euros corresponding to 5,639,772,963 shares with a nominal value of one euro each. On April 22, 2022, the public deed relating to the share capital reduction was registered in the Commercial Registry of Madrid.
•On April 8, 2022, Telefónica Brasil S.A. ("Telefónica Brasil") drew down 212 million U.S. dollars of its bilateral loan signed on April 4, 2022 and maturing in 2023.
•On April 13, 2022, Telefónica Emisiones, S.A.U. redeemed 874 million euros of its notes issued on April 13, 2016. These notes were guaranteed by Telefónica, S.A.
•On April 20, 2022, Telefónica informed that the closing of the transaction related to the Contract of Purchase and Sale of Shares and Other Covenants concluded on January 28, 2021 (as amended) (the "Contract"), between Telefónica Brasil, Tim S.A. and Claro, S.A. together, as the Buyers, and Oi S.A. – in Judicial Recovery (successor of Oi Móvel S.A. – In Judicial Recovery) as Seller, was carried out. In this regard, Telefónica Brasil acquired all the shares of Garliava RJ Infraestrutura e Redes de Telecomunicações S.A., to which the mobile assets of Oi Group assigned to Telefónica Brasil were contributed, in accordance with the Segregation and Division Plan stated in the Contract. See "Item 10. Additional Information—Material Contracts—Purchase Agreement for Acquisition of UPI Mobile Assets of Oi Group" for additional information.
•On April 27, 2022, the Executive Commission of the Board of Directors of Telefónica resolved that in a meeting expected to be held on May 25, 2022, the appropriate corporate resolutions to carry out the execution of the capital increase with a charge to reserves related to the shareholder compensation through scrip dividend payment, approved by the Annual General Shareholders' Meeting held on April 8, 2022, under item VII.1 of its Agenda, will be submitted for approval of the Board of Directors of Telefónica or of its Executive Commission.
•On May 9, 2022, Telefónica informed that its subsidiary Telefónica Cybersecurity & Cloud Tech, S.L.U. ("Telefónica Tech") had reached an agreement with certain investment funds managed by Deutsche Private Equity GmbH (and other sellers) for the acquisition of the 100% of the shares of the German company BE-terna Acceleration Holding GmbH and its subsidiaries ("BE-terna Group"). The amount of the transaction (enterprise value or EV) was up to 350 million euros, including potential variable remunerations (earn-outs). BE-terna Group is a business group mainly dedicated to providing advanced cloud solutions for the digital transformation of companies, being a Microsoft Gold Partner. With this acquisition, Telefónica Tech strengthened its position in Germany, a strategic market for the Telefónica Group, while incorporating a growth platform in new relevant markets in Europe. The closing of the transaction was subject to the authorization of the German competition authority (Bundeskartellamt). The transaction closed on June 9, 2022.
•On May 18, 2022, Telefónica, through its wholly-owned subsidiary Telefónica Emisiones, S.A.U., launched in the Euro market under its EMTN Programme an issuance of notes guaranteed by Telefónica amounting to 1,000 million euros. These notes are due on May 25, 2031, pay an annual coupon of 2.592% and were issued at par (100%), and they are listed on the regulated market of the Irish Stock Exchange plc, trading as Euronext Dublin. The net proceeds of the notes are to be allocated toward eligible investments: mainly energy efficiency coming from the network transformation from copper to fiber optic in 5G deployment, but also inclusive connectivity accelerating deployment of broadband in unconnected or underserved areas and supporting employment generation and entrepreneurships. The settlement of the transaction took place on May 25, 2022.
•On May 19, 2022, Telefónica informed that it has signed an agreement with the company Global Alconaba, S.L., for the sale of 50,147,058 shares of Promotora de Informaciones, S.A. ("Prisa"), equivalent to 7.076% of its share capital, for an amount of 0.68 euros per share, payable in cash. As a result, Telefónica's shareholding in Prisa was reduced to 13,839,900 shares, equivalent to 1.953% of Prisa's share capital at the time.
•On May 25, 2022, the Executive Commission of Telefónica's Board of Directors, agreed the implementation of the capital increase with a charge to reserves related to the shareholder compensation by means of a scrip dividend, approved by the Annual General Shareholders' Meeting on April 8, 2022. Further on June 16, 2022, Telefónica announced that on June 14, 2022 the free-of-charge allotment rights trading period for Telefónica's Flexible Dividend ended. The shareholders of 25.54% of the free-of-charge allotment rights accepted the purchase commitment assumed by Telefónica. The gross amount paid by Telefónica for these rights amounted to 213,174,854.42 euros. Telefónica waived the rights thus acquired, which were amortized. On the other hand, the shareholders of 74.46% of the free-of-charge allotment rights opted to received new shares of Telefónica. Therefore, the final number of ordinary shares with a nominal value of 1 euro issued in the capital increase was 135,464,591, corresponding to 2.40% of the share capital, being the amount of the capital increase 135,464,591 euros. As a result, the amount of the share capital of Telefónica, S.A. after the capital increase was set at 5,775,237,554 euros, divided into 5,775,237,554 shares. The deed relating to the capital increase was filed with the Commercial Registry of Madrid on June 24, 2022.
•On May 27, 2022, Telefónica Emisiones, S.A.U. redeemed 938 million euros of its notes issued on May 27, 2014. These notes were guaranteed by Telefónica, S.A.
•On June 27, 2022, Telxius Telecom, S.A. drew down 100 million euros of its syndicated loan signed on December 1, 2017 and maturing in 2024.
•On July 14, 2022, Telefónica Brasil made an issuance of debentures for a total amount of 3,500 million Brazilian reais (approximately 628 million euros at the exchange rate as of such date) (1,500 million Brazilian reais maturing in 2025 and 2,000 million Brazilian reais maturing in 2027).
•On July 25, 2022, Telefónica announced that Telefónica España and Telefónica Infra, S.L.U. ("T. Infra") had reached an agreement with a consortium formed by Vauban Infrastructure Partners ("Vauban") and Crédit Agricole

Assurances ("CAA") to incorporate a joint company, Bluevia Fibra, S.L. ("Bluevia"), for the deployment and commercialization of a fiber-to-the-home (FTTH) network mainly in rural areas in Spain. On December 20, 2022, once the corresponding regulatory authorizations were obtained and after the fulfillment of the remaining agreed conditions, the transaction was completed. Consequently, Bluevia acquired from Telefónica España 3.9 million premises already passed, with the commitment -by Bluevia- of reaching Bluevia's total footprint of 5 million premises passed by the end of 2024. The consortium formed by CAA and Vauban acquired 45% of Bluevia for a total amount of 1,021 million euros in cash, paid on closing, valuing 100% of Bluevia at 2,500 million euros. See "Item 10. Additional Information—Material Contracts—Investment agreement with Vauban and Crédit Agricole Assurances for the establishment of Bluevia Fibra" for additional information.
•On July 29, 2022, T. Infra, Liberty Global plc ("Liberty Global") and InfraVia Capital Partners ("InfraVia") reached an agreement for the establishment of nexfibre, a joint venture for the deployment of fiber-to-the-home ("FTTH") to 5 million homes in the United Kingdom not reached by VMO2's network, with potential for expansion to an additional 2 million homes. The fiber network would offer wholesale FTTH access to telecommunications service providers, with VMO2 acting as the lead customer and providing a range of technical services. Once the relevant regulatory authorizations were obtained and the other conditions were fulfilled, the closing of the transaction took place on December 15, 2022. After closing, Liberty Global and T. Infra participate by halves in a joint vehicle that holds a 50% interest in nexfibre, with InfraVia owning the remaining 50%. See "Item 10. Additional Information—Material Contracts—Agreement reached by T. Infra, Liberty Global and InfraVia for the establishment of a fiber-to-the-home (FTTH) joint venture in the United Kingdom" for additional information.
•On October 25, 2022, Telefónica informed that it had been notified of the execution Agreement of the Judgment of the National High Court (Audiencia Nacional), which had confirmed the criteria for the use of negative tax bases and deductions maintained by Telefónica in relation to the assessments Agreements derived from the 2008-2011 Corporate Income Tax Audit. The notified Agreement orders the refund to Telefónica of an amount of 790 million euros for taxes paid in those years, as well as an amount of 526 million euros as delayed interest. Said amounts were collected on October 28, 2022.
•On November 3, 2022, the Board of Directors resolved to set December 15, 2022 as the payment date for the dividend in cash, charged to unrestricted reserves approved by the Annual General Shareholders’ Meeting held on April 8, 2022, consisting of a fixed gross amount of 0.15 euros for each existing Telefónica share entitled to participate in such distribution. This is the first payment of the commitment announced by Telefónica to remunerate the shareholder with a dividend of 0.30 euros per share for 2022. The second payment of 0.15 euros per share in cash is expected to be made in June 2023. The adoption of the corresponding corporate resolutions is expected to be proposed at the next General Shareholders' Meeting.

•In November 2022, Telefónica Europe, B.V. carried out the following transactions related to its capital structure:
◦a new issue amounting to 750 million euros, guaranteed by Telefónica, S.A. An amount equal to the net proceeds of the issue of the securities will be subject to specific eligibility criteria to be applied to finance new or refinance existing projects, as detailed in Telefónica's SDG Framework. The settlement took place on November 23, 2022;
◦a tender offer for the following hybrid instruments: (i) any outstanding 1,000 million euros Undated 5.5 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "March 2023 Notes") and (ii) any outstanding 1,250 million euros Undated 5.7 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "September 2023 Notes"), irrevocably guaranteed by Telefónica, S.A. Telefónica Europe, B.V. accepted the purchase in cash of any and all of the tendered securities in an aggregate principal amount of 547.4 million euros of the March 2023 Notes and 73.6 million of the September 2023 Notes. The tender offer settled on November 24, 2022; and
◦following the settlement of the abovementioned tender offer and the subsequent cancellation of the repurchased securities, Telefónica Europe, B.V. announced on November 25, 2022 the exercise of the early redemption option with respect to the March 2023 Notes, according to their terms and conditions, for the remaining outstanding securities (129 million euros). Such outstanding instruments were redeemed on December 27, 2022 pursuant to the exercise of the early redemption option.
For information on certain significant events that have occurred to date in 2023, see “—Recent Developments”.

Business areas
In 2022 the Telefónica Group is reporting financial information, both internally and externally, according to the following segments: Telefónica Spain, VMO2, Telefónica Germany, Telefónica Brazil and Telefónica Hispam (formed by the Group's operators in Colombia, Mexico, Venezuela, Ecuador, Argentina, Chile, Peru and Uruguay).
During 2021, compared to 2020, the Telefónica Group changed its reporting segments as follows:
•On June 1, 2021, upon the establishment of VMO2 (whose results are accounted for under the equity method), the former Telefónica United Kingdom segment was replaced by the new VMO2 segment (see Notes 2 and 10 to the Consolidated Financial Statements). The Group’s consolidated results for the year ended December 31, 2021 include the consolidation of Telefónica United Kingdom from January 1 to June 1, and the equity accounting of 50% of the net result of VMO2 from June 1 to December 31 (see Note 10 to the Consolidated Financial Statements). The gain registered upon the establishment of VMO2, amounting to 4,460 million euros (see Notes 2 and 23 to the Consolidated Financial Statements), is recorded under "Other companies". The VMO2 segment information included in this Annual Report is presented under management criteria, and shows 100% of VMO2’s results. In addition, information included in this Annual Report on the accesses of the Group and the VMO2 segment as of December 31, 2022 and December 31, 2021 includes 100% of the accesses of VMO2.Telefónica’s actual percentage ownership of VMO2 is 50%.
Since it is not practicable to restate the historical segment financial information to reflect this change, in this Annual Report, the relevant segment discussions consist of (i) for purposes of the 2022-2021 period-on-period discussions, an analysis of the results of our VMO2 segment (which, for purposes of 2022, consists of the results obtained by VMO2 from January 1 to December 31, 2022, and, for purposes of 2021, consists of the results obtained by VMO2 from June 1 (the date on which VMO2 was established) to December 31, 2021), and (ii) for purposes of the 2021-2020 period-on-period discussions, an analysis of the results of our former Telefónica United Kingdom segment (which, for purposes of 2021, consists of the results obtained in the first five months of the year, until the establishment of VMO2 and the elimination of the Telefónica United Kingdom segment).
•The Telxius Group ceased to be a reporting segment in 2021 as a result of the sale of the telecommunications towers divisions in Europe and Latin America to American Tower Corporation (see Note 2 to the Consolidated Financial Statements). The Telxius Group’s results as well as the gain obtained for the sale of the telecommunications towers divisions, amounting to 6,099 million euros (see Notes 2 and 22 to the Consolidated Financial Statements), were recorded under "Other companies".
The segments referred to above include the information related to the fixed, wireless, cable, data, Internet and television businesses and other digital services provided in each related region. Inter-segment transactions are carried out on an arm's-length basis.
Information relating to other Group companies not specifically included in the segments referred to above is reported under "Other companies" (see Appendix I to the Consolidated Financial Statements), which includes Telefónica, S.A. and other holding companies, as well as companies whose main purpose is to provide cross-sectional services to Group companies, and other operations not included in the segments. The Incremental Group and BE-terna Group, acquired in March and June of 2022 (see Note 5 to the Consolidated Financial Statements), respectively, are reported within "Other companies". "Other companies" also includes the share of results of investments accounted for by the equity method corresponding to the fiber optic companies incorporated in 2021 and 2022 (see Note 10).
The Group centrally manages borrowing activities, mainly through Telefónica, S.A. and other companies included in “Other companies” (see Note 19, Appendix III and Appendix V to the Consolidated Financial Statements), so most of the Group's financial assets and liabilities are reported under “Other companies”. In addition, Telefónica, S.A. is the head of the Telefónica tax group in Spain (see Note 25 to the Consolidated Financial Statements). Therefore, a significant part of the deferred tax assets and liabilities is included under “Other companies”. For these reasons, the results of the segments are disclosed up through operating income.
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

The following chart shows the organizational structure of the principal subsidiaries of the Telefónica Group at December 31, 2022, including their jurisdictions of incorporation and our ownership interest. For further detail, see Exhibit 8.1 to this Annual Report.

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
Capital Expenditures
Our principal capital expenditures for the years ended December 31, 2022, 2021 and 2020, consisted of additions to property, plant and equipment and additions to intangible assets, including spectrum. In 2022, 2021 and 2020, we had capital expenditures of 5,819 million euros, 7,267 million euros and 5,861 million euros , respectively.
Year ended December 31, 2022
Capital expenditures in 2022 decreased by 19.9% compared to 2021. Capital expenditures in 2022 included the cost of spectrum mainly in Colombia, Brazil, Argentina and Uruguay, amounting to 173 million euros.
Investment by Telefónica Spain amounted to 1,550 million euros and was primarily focused on continuing the deployment of the fiber optic network, exceeding 28 million premises passed by year-end 2022, as well the development of the 5G network, reaching 85% population coverage at the end of the year. Investment by Telefónica Germany in 2022 amounted to 1,209 million euros and was primarily focused on continuing the progress in 5G roll-out and network modernization. 5G population coverage stood at approximately 80% at year-end, significantly over-achieving the initial target and aiming for nationwide 5G coverage by no later than 2025. Investment by Telefónica Brazil in 2022 amounted to 1,795 million euros and was mainly dedicated to extending the coverage and capacity of 4G mobile networks, with a population coverage of 96%, and the improvement of network quality and deployment of the FTTH network in the fixed business, exceeding 23.3 million premises passed. Investment by Telefónica Hispam in 2022 amounted to 1,058 million euros and was mainly focused on the improvement of mobile networks (with coverage expansions and capacity reinforcement) as well as on the deployment of our own fixed network. The efficient administration of available resources and the optimization of CapEx are the main management levers in the region, focusing on the simplification, digitization of processes and the search for synergies through the promotion of regional initiatives.
Year ended December 31, 2021
Capital expenditures in 2021 increased by 24.0% compared to 2020. Capital expenditures in 2021 included the cost of spectrum mainly in Brazil, United Kingdom, Spain and Chile, amounting to 1,704 million euros.
Investment by Telefónica Spain amounted to 1,815 million euros and was primarily focused on continuing the fast deployment of the fiber optic network, exceeding 26 million premises passed by year-end 2021, as well the development of the 5G network reaching 81% population coverage at the end of the year. Investment by our former Telefónica United Kingdom segment during the first five months of 2021 (before the establishment of VMO2) amounted to 933 million euros and was mainly focused on 5G deployment, reaching 200 cities, and improving the fixed network. Investment by Telefónica Germany in 2021 amounted to 1,284 million euros and was primarily focused on the accelerated 3G network switch off and the continued improvement of the 4G/5G networks (5G network is active in more than 200 cities, achieving a coverage of 30% by year-end 2021). Investment by Telefónica Brazil in 2021 amounted to 2,069 million euros and was mainly dedicated to extending the coverage and capacity of 4G mobile networks, with a population coverage of 93%, and the improvement of network quality and deployment of the FTTH network in the fixed business, exceeding 19.5 million premises passed. Investment by Telefónica Hispam in 2021 amounted to 978 million euros and was mainly focused on improving the coverage and capacity of 4G networks, the launch of 5G in Chile and ultra-broadband fixed capabilities. In addition, the simplification and digitization of processes continued to be one of the main investment focuses outside of the resources allocated to the network.
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
Investment by Telefónica Spain amounted to 1,408 million euros and was primarily focused on fast fiber optic and IPTV rollout, exceeding an estimated 25 million premises passed by year-end 2020, as well as investments in the launch of the 5G network reaching 75% population coverage (based on the calculation criteria used by competitors, pursuant to which all inhabitants of the cities that have some 5G coverage are considered) at the end of the year. Investment by our former Telefónica United Kingdom segment in 2020 amounted to 913 million euros and was mainly focused on 5G deployment and the improvement of the 4G navigation experience, achieving 99% population coverage by year-end 2020. Investment by Telefónica Germany in 2020 amounted to 1,094 million euros and was primarily focused on the launch of the 5G network across 15 cities and the extension of 4G coverage, achieving a population coverage of 99.6% by year-end 2020. Investment by Telefónica Brazil in 2020 amounted to 1,372 million euros and was mainly dedicated to extending the coverage and capacity of 4G mobile networks, the improvement of network quality, the extension of the FTTH network in the fixed business, as well as network simplification and the digitalization of processes and systems. Investment by Telefónica Hispam in 2020 amounted to 833 million euros and was mainly focused on improving the coverage and capacity of 4G networks and ultra-broadband fixed capabilities, as well as processes and systems simplification and digitalization in the region.
Financial Investments and Divestitures
Our principal financial investments in 2022 were: (i) the acquisition of the mobile assets of the Oi Group on April 20, 2022 for consideration of 1,093 million euros; (ii) the acquisition of Incremental Group on March 21, 2022 for consideration of 104 million euros (including potential contingent payments linked to its future performance); (iii) the acquisition of BE-terna Group on June 9, 2022 for consideration of 191 million euros (including potential contingent payments linked to its future performance) and (iv) the closing on December 20, 2022 of the agreement between Telefónica de España, S.A.U. and T. Infra with a consortium formed by Vauban Infrastructure Partners and Crédit Agricole Assurances to incorporate a company, Bluevia Fibra, S.L., for the deployment and commercialization of an FTTH network mainly in rural areas in Spain, after obtaining the corresponding regulatory authorizations and the fulfillment of certain other agreed conditions. The consortium acquired 45% of the company for the amount of 1,021 million euros.
Our principal financial divestiture in 2022 was the sale on January 13, 2022 of Telefónica Móviles El Salvador to General International Telecom El Salvador, S.A. de C.V. for 139 million U.S. dollars (approximately 121 million euros at the exchange rate at such date), after the satisfaction of the relevant closing conditions and once the relevant regulatory approvals were obtained.
Our principal financial investments in 2021 were: (i) the closing of the transaction among Telefónica and Liberty Global and the establishment of VMO2 through the combination of their respective operating businesses in the United Kingdom (O2 Holdings Ltd. and Virgin Media UK, respectively) to create an integrated communications provider in the United Kingdom, with Telefónica holding a 50% stake in VMO2; (ii) the acquisition of 100% of the shares in Cancom Ltd by Telefónica Tech on July 29, 2021 for 340 million pounds sterling (approximately 398 million euros at the date of the transaction); (iii) the closing on July 21, 2021 of part of the investment agreement in Nabiax by which T. Infra received a 13.94% equity stake in Nabiax in exchange for two data centers in Spain. The fulfillment of the conditions related to the contribution of two additional data centers in Chile occurred on May 24, 2022. Following the completion of the addition, T. Infra's stake in Nabiax increased to 20%; and (iii) the closing on July 2, 2021 of the investment agreement with Caisse de dépôt et placement du Quebec ("CDPQ") in FiBrasil Infraestructura e Fibra Ótica S.A. ("FiBrasil"), each of which held 50% under a co-control governance model.

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
Active portfolio management is part of Telefónica’s strategy and therefore it may undertake transactions involving its or its subsidiaries' shares, including transactions similar to those undertaken in the 2020-2022 period or otherwise, at any time.
Public Takeover Offers
Not applicable.
Recent Developments
The principal events that have occurred since December 31, 2022 are set forth below:
•On January 13, 2023, the first annual extension of the sustainability-linked syndicated loan facility for 5,500 million euros of Telefónica, S.A. was exercised. The new expiration date is January 13, 2028.
•On January 18, 2023, Telefónica informed that, once the corresponding regulatory and competition approvals were obtained, Pontel Participaciones, S.L., Telefónica’s subsidiary held 83.35% by Telefónica and 16.65% by Pontegadea Inversiones, S.L., acquired 40% of the share capital of Telxius Telecom, S.A. from Taurus Bidco S.à r.l. (a company managed by KKR). As a result of the transaction, Pontel Participaciones, S.L., which held the remaining 60% of Telxius Telecom, S.A.'s share capital, has become the sole shareholder of Telxius Telecom, S.A. Likewise, Pontegadea Inversiones, S.L. increased its holding in Pontel Participaciones, S.L. to 30% and Telefónica has now a 70% stake.
•On January 23, 2023, Telefónica Emisiones, S.A.U. redeemed 1,277 million euros of its notes issued on January 22, 2013. These notes were guaranteed by Telefónica, S.A.
•In January 2023, Telefónica Europe, B.V. carried out the following transactions related to its capital structure:
◦a new issue amounting to 1,000 million euros, guaranteed by Telefónica, S.A. An amount equal to the net proceeds of the issue of the securities will be subject to specific eligibility criteria to be applied to finance new or refinance existing projects, as detailed in Telefónica's SDG Framework. The settlement took place on February 2, 2023; and
◦a tender offer for the following hybrid instruments: (i) any outstanding 1,250 million euros Undated 5.7 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "September 2023 Notes") and (ii) any outstanding 1,000 million euros Undated 10 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "March 2024 Notes"), irrevocably guaranteed by Telefónica, S.A. Telefónica Europe, B.V. accepted the purchase in cash of the tendered securities for an aggregate principal amount, with respect to the September 2023 Notes, of 388 million euros, and an aggregate principal amount, with respect to the March 2024 Notes, of 612 million euros. The tender offer settled on February 3, 2023.
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

The Telefónica Group’s strategy aims to:

Enhance value through:

•Making our world more human, by connecting lives in a sustainable way as we continue to leverage opportunities in our markets and deliver towards our strategy focused on value creation.

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

•Digital trust: as we manage ever more personal information about our customers, their trust in us is key. Telefónica seeks a relationship of trust with its customers, and therefore we invest in network security. Telefónica is developing tools to protect information stored on user devices and transmitted across our fixed and mobile communications networks, as well as to protect customers' digital identity.

•Fiber, 4G and 5G deployment enables Telefónica to continue gaining prominence among customers through better experience and a lower churn. These networks help Telefónica to contribute to make technology more accessible, to continue to maintain high quality services for home offices and a higher consumption of entertainment services.

Results Highlights

2022 was a challenging year, during which Telefónica showed its resilience and ability to mitigate the effects of an adverse macro environment. Additionally, in 2022 foreign exchange rates positively affected Telefónica’s results, after various years of negative impacts, mitigating the impact of inflation in Europe and certain Latin American markets. Revenues grew for the first time since 2015 (+1.8% y-o-y), supported by the foreign exchange effect and a strong commercial momentum.
Telefónica strengthened its position in core markets:
•In Spain, Telefónica's revenues grew thanks to the good commercial performance and despite a complex macro environment, increasing 0.6% y-o-y.
•In Brazil, Telefónica maintained its strong operating momentum, accelerating FTTH rollout (reaching 23.3 million premises passed by December 31, 2022) and increasing its mobile contract ex IoT market share to 43.5%, following the acquisition of Oi’s mobile assets. These factors,together with the appreciation of the Brazilian real, led to significant revenue growth.
•In Germany, Telefónica continued to bolster network quality, surpassing its 5G initial rollout goals and gaining solid commercial traction, reflected in higher revenues and operating income growth.
•In the United Kingdom, VMO2 continued its operating progress driven by synergies.
We took further steps in our strategy to build a stronger Telefónica and focused our investments on next-generation networks, while maintaining a disciplined capital allocation framework.
The table below shows the evolution of accesses over the past three years as of December 31 of such years:

ACCESSES (1)
Thousands of accesses	2020	2021	2022	% YoY 21/20	% YoY 22/21
Fixed telephony accesses (2)	28,243.0	29,966.9	27,941.9	6.1%	(6.8%)
Broadband	20,077.2	25,833.3	26,303.9	28.7%	1.8%
UBB	15,212.8	22,281.8	23,757.7	46.5%	6.6%
FTTH	9,964.2	12,243.8	14,273.0	22.9%	16.6%
Mobile accesses	266,287.1	277,793.3	292,168.1	4.3%	5.2%
Prepay	131,542.0	129,675.7	129,685.7	(1.4%)	—%
Contract	108,587.5	117,432.1	126,242.3	8.1%	7.5%
IoT	26,157.7	30,685.4	36,240.1	17.3%	18.1%
Pay TV	8,059.5	11,111.7	10,586.5	37.9%	(4.7%)
Retail Accesses	322,978.5	344,945.5	357,213.3	6.8%	3.6%
Wholesale Accesses	22,455.0	24,173.3	25,932.9	7.7%	7.3%
Fixed wholesale accesses	3,722.8	3,694.5	3,665.7	(0.8%)	(0.8%)
FTTH wholesale accesses	2,606.8	2,988.0	3,211.7	14.6%	7.5%
Mobile wholesale accesses	18,732.1	20,478.8	22,267.2	9.3%	8.7%
Total Accesses	345,433.5	369,118.9	383,146.2	6.9%	3.8%
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
(1) The access information provided as of December 31, 2020 includes the accesses of our former Telefónica United Kingdom segment and does not include Virgin Media's accesses as of such date.
(2) Includes fixed wireless and VoIP accesses.

The table below shows the evolution of accesses by segment:

	21/20 YoY variation	22/21 YoY variation	% Over Total Accesses
Accesses			2020	2021	2022
Telefónica Spain	(2.8%)	0.9%	12.0%	10.9%	10.6%
Telefónica United Kingdom / VMO2 (1)	5.1%	3.1%	10.6%	15.2%	15.1%
Telefónica Germany	2.9%	(2.6%)	14.1%	13.6%	12.8%
Telefónica Brazil	3.9%	13.7%	27.5%	26.8%	29.3%
Telefónica Hispam	1.8%	0.5%	31.4%	29.9%	29.0%
Other companies	(10.6%)	(6.6%)	4.4%	3.7%	3.3%
Note:
(1) Our former Telefónica United Kingdom segment was replaced by our new VMO2 segment on June 1, 2021. For additional information on this change and how segment information is presented in this Annual Report, see “―History and Development of the Company―Business areas”. Virgin Media’s accesses were considered in calculating the "2021/2020 YoY variation" and "% Over Total Accesses" for 2021.

Accesses 2022 vs 2021
Telefónica’s total accesses were 383.1 million as of December 31, 2022, increasing 3.8% year-on-year. This increase was mainly attributable to the inclusion of Oi's mobile accesses base since April 1, 2022 within Telefónica Brazil, offset in part by the exclusion of Telefónica El Salvador's accesses since January 1, 2022 due to its sale.
Mobile accesses totaled 292.2 million as of December 31, 2022, up 5.2% compared to December 31, 2021, mainly due to the inclusion of Oi’s mobile accesses, partially offset by the sale of Telefónica El Salvador. Postpaid accesses represented 49.3% of the mobile accesses excluding IoT accesses (+1.8 p.p.).
Fixed broadband accesses stood at 26.3 million at December 31, 2022, up 1.8% year-on-year. Retail fiber (FTTH) accesses stood at 14.3 million at December 31, 2022, growing by 16.6% compared to December 31, 2021.
Pay TV accesses totaled 10.6 million as of December 31, 2022, down 4.7% year-on-year mainly due to lower accesses in Telefónica Spain.
Accesses 2021 vs 2020
Telefónica’s total accesses, which have included 100% of the accesses of VMO2 (in respect of which Telefónica has a 50% stake) since June 1, 2021, totaled 369.1 million as of December 31, 2021, increasing by 6.9% year-on-year, mainly due to the inclusion of Virgin Media’s accesses in VMO2, offset in part by the sale of Telefónica de Costa Rica on August 9, 2021. Postpaid accesses for Telefónica Brazil, Telefónica Hispam and Telefónica Germany performed better in 2021, compared to the prior year, due to the lessening of pandemic-related restrictive measures that took place during the year.
Mobile accesses totaled 277.8 million as of December 31, 2021, up 4.3% compared to 2020 mainly due to the inclusion of Virgin Media’s accesses, offset in part by the sale of Telefónica de Costa Rica. Mobile accesses increased 4.3% due to an increase in postpaid (+8.1%), offset in part by the decrease in prepay (-1.4%). Postpaid accesses represented 47.5% of the mobile accesses excluding IoT accesses (+2.3 p.p. y-o-y).
Fixed broadband accesses stood at 25.8 million at December 31, 2021, up 28.7% year-on-year mainly due to the inclusion of Virgin Media’s accesses. Retail fiber (FTTH) accesses stood at 12.2 million at December 31, 2021, growing by 22.9% compared to December 31, 2020.
Pay TV accesses totaled 11.1 million as of December 31, 2021, up 37.9% year-on-year mainly due to the inclusion of Virgin Media’s accesses, offset in part by the sale of Telefónica de Costa Rica.
The tables below show the evolution of Telefónica's estimated access market share for mobile and fixed broadband for the past three years.

Competitive Position Evolution
		Mobile Market Share (1)
Telefónica	2020	2021	2022
Spain	29.3%	27.6%	27.5%
United Kingdom (2)	25.3%	30.1%	29.6%
Germany	35.9%	34.9%	34.2%
Brazil	33.6%	33.1%	38.9%
Argentina	29.2%	29.2%	28.5%
Chile	26.6%	25.8%	25.5%
Peru	31.2%	30.4%	29.0%
Colombia	25.0%	26.0%	25.6%
Venezuela	55.7%	54.7%	53.3%
Mexico	21.0%	19.5%	18.3%
Ecuador	29.9%	31.5%	31.4%
Uruguay	37.0%	29.1%	27.8%
(1) Internal estimates in each year.
(2) In 2020, the percentage refers to Telefónica O2's market share as of December 2020. In 2021 and 2022, the percentage refers to VMO2's market share as of September 2021 and September 2022, respectively.

		FBB Market Share (1)
Telefónica	2020	2021	2022
Spain	36.6%	35.3%	34.0%
Brazil	17.8%	15.3%	14.6%
Argentina	16.5%	11.7%	11.3%
Chile	27.8%	29.8%	31.5%
Peru	66.2%	61.0%	55.1%
Colombia	15.4%	13.8%	15.1%
(1) Internal estimates in both years.

Consolidated results
In this section, we discuss changes in the Group’s consolidated income statements for the years ended December 31, 2022, 2021 and 2020.

	Year ended December 31,			Variation		Variation
Consolidated Results	2020	2021	2022	2021 vs 2020		2022 vs 2021
Millions of euros	Total	Total	Total	Total	%	Total	%
Revenues	43,076	39,277	39,993	(3,799)	(8.8%)	716	1.8%
Other income	1,587	12,673	2,065	11,086	698.3%	(10,608)	(83.7%)
Supplies	(13,014)	(12,258)	(12,941)	756	(5.8%)	(683)	5.6%
Personnel expenses	(5,280)	(6,733)	(5,524)	(1,453)	27.5%	1,209	(18.0%)
Other expenses	(12,871)	(10,976)	(10,741)	1,895	(14.7%)	235	(2.1%)
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	13,498	21,983	12,852	8,485	62.9%	(9,131)	(41.5%)
OIBDA Margin	31.3%	56.0%	32.1%		24.6 p.p.		(23.8 p.p.)
Depreciation and amortization	(9,359)	(8,397)	(8,796)	962	(10.3%)	(399)	4.8%
Amortization of intangible assets, depreciation of property, plant and equipment	(7,756)	(6,748)	(6,731)	1,008	(13.0)%	17	(0.2)%
Amortization of rights of use	(1,603)	(1,649)	(2,065)	(46)	2.9%	(416)	25.2%
OPERATING INCOME (OI)	4,139	13,586	4,056	9,447	228.2%	(9,530)	(70.1%)
Operating Margin	9.6%	34.6%	10.1%		26.1 p.p.		(24.4 p.p.)
Share of income of investments accounted for by the equity method	2	(127)	217	c.s.	c.s.	344	c.s.
Net financial expense	(1,558)	(1,364)	(1,313)	194	(12.5%)	51	(3.7%)
PROFIT BEFORE TAX	2,583	12,095	2,960	9,512	368.2%	(9,135)	(75.5%)
Corporate income tax	(626)	(1,378)	(641)	(752)	120.0%	737	(53.5%)
PROFIT FOR THE YEAR	1,957	10,717	2,319	8,760	447.6%	(8,398)	(78.4%)
Attributable to equity holders of the parent	1,582	8,137	2,011	6,555	414.4%	(6,126)	(75.3%)
Attributable to non-controlling interests	375	2,580	308	2,205	587.4%	(2,272)	(88.0%)
c.s.: change of sign
Analysis of Results 2022 vs 2021
The Group's operating results in 2022, compared to 2021, have been impacted mainly by:
–Changes in the scope of consolidation: The main changes in 2022 and 2021 are the exclusion from the perimeter of consolidation of the entities that comprised our former Telefónica United Kingdom segment (after the incorporation of VMO2 in June 2021, the results for which are accounted for under the equity method, based on the Group’s 50% stake), the towers divisions of Telxius Group (since their sale in June 2021), Telefónica de Costa Rica (since its sale in August 2021) and InfraCo, SpA in Chile (since the sale of a 60% interest therein in July 2021).
–Capital gains/losses on sale of business, which significantly decreased period-on-period. In 2022 Telefónica booked gains from the sale of fiber optic assets in Colombia (162 million euros) and in the United Kingdom (20 million euros) (see Notes 10 and 26 to the Consolidated Financial Statements). In 2021, Telefónica recorded capital gains generated by the sale of the tower divisions of the Telxius Group (6,099 million euros), the incorporation of VMO2 (4,460 million euros), the sale of 60% of the shares in InfraCo, SpA in Chile (274 million euros), the sale of Telefónica de Costa Rica (136 million euros) and the establishment of FiBrasil (26 million euros).

–Foreign exchange effects: Foreign exchange effects had a positive impact on our 2022 results compared with 2021, mainly due to the appreciation of the Brazilian real.
–Restructuring costs: The impact in 2022 and 2021 of restructuring costs (179 million euros in 2022 and 1,663 million euros in 2021), related mainly to the Individual Suspension Plan adopted under the Social Pact for Employment in Telefónica Spain in 2021.
–Impairment of goodwill and other assets: In 2022 the impairment of assets amounted to 77 million euros, in Telefónica Argentina. In 2021 the impairment of goodwill amounted to 416 million euros, mainly with respect to Telefónica del Perú.
–Spectrum acquisition: While spectrum acquisitions do not have an impact on operating income (except on amortizations), they affect CapEx and OIBDA-CapEx, which are discussed further below. In 2022, spectrum acquisitions amounted to 173 million euros of which 125 million euros corresponded to Telefónica Colombia, 35 million euros to Telefónica Brazil, 8 million euros to Telefónica Argentina and 5 million euros to Telefónica Uruguay. In 2021, spectrum acquisitions were significantly higher, amounting to 1,704 million euros of which 706 million euros corresponded to Telefónica Brazil, 515 million euros to our former Telefónica United Kingdom segment (which acquisitions took place before VMO2 was established), 352 million euros to Telefónica Spain and 131 million euros to Telefónica Chile.
Further, the Group's operating results in 2022 were impacted by the acquisition of the mobile assets of the Oi Group on April 20, 2022 for consideration of 1,093 million euros. See "Item 10. Additional Information—Material Contracts—Purchase Agreement for Acquisition of UPI Mobile Assets of Oi Group" for additional information. See also "Item 5. Operating and Financial Review and Prospects―Operating Results―Significant Factors Affecting the Comparability of Our Results of Operations in the Periods under Review”.
Revenues in 2022 totaled 39,993 million euros, increasing 1.8% year-on-year, positively impacted by foreign exchange effects, mainly due to the appreciation of the Brazilian real against the euro (+4.5 p.p.), despite the changes in the consolidation perimeter (-7.1 p.p.) related mainly to the exclusion of the entities that comprised our former Telefónica United Kingdom segment since June 1, 2021. Revenue growth was also impacted by the positive growth in service revenues in Telefónica Brazil, Telefónica Germany and Telefónica Hispam.
Other income mainly includes gains on disposal of assets and capitalized costs on fixed assets. In 2022, other income totaled 2,065 million euros compared to 12,673 million euros recorded in 2021. In 2022, other income included the capital gains resulting from the sale of fiber optic assets in Colombia (162 million euros) and the sale of fiber optic assets in United Kingdom (20 million euros) (see Notes 10 and 26 to the Consolidated Financial Statements). In 2021, other income included the capital gains from the sale of the Telxius towers business (6,099 million euros), the establishment of VMO2 (4,460 million euros), the sale of 60% of the shares in InfraCo, SpA in Chile (274 million euros), the sale of Telefónica de Costa Rica to Liberty Global (136 million euros) and the establishment of FiBrasil (26 million euros).
The total amount of supplies, personnel expenses and other expenses (mainly external services and taxes) was 29,206 million euros in 2022, down 2.5% year-on-year compared to 2021. This decrease was mainly attributable to the impact of changes in the scope of consolidation (-6.2 p.p.), mainly the exit of Telefónica United Kingdom from the perimeter on June 1, 2021, offset in part by the impact of changes in foreign exchange rates (+3.9 p.p.). The evolution of these expenses is explained in greater detail below:
•Supplies amounted to 12,941 million euros in 2022, up 5.6% year-on-year, mainly as a result of the impact of changes in foreign exchange rates (+3.3 p.p.) and of higher handset costs in all segments due to higher commercial activity, offset in part by the deconsolidation of the entities that comprised our former Telefónica United Kingdom segment in June 2021.
•Personnel expenses amounted to 5,524 million euros in 2022, down 18.0% year-on-year compared to 2021, mainly as a result of higher restructuring costs in 2021 in Telefónica Spain and of the deconsolidation of the entities that comprised our former Telefónica United Kingdom segment in June 2021.

The average headcount was 102,563 employees in 2022, down 4.8% compared to 2021, mainly as a result of the deconsolidation of the entities that comprised our former Telefónica United Kingdom segment in June 2021.
•Other expenses amounted to 10,741 million euros in 2022, down 2.1% year-on-year. This decrease was mainly attributable to the deconsolidation of the entities that comprised our former Telefónica United Kingdom segment in June 2021, partially offset by higher expenses in Spain and Germany.
As a result of the foregoing, OIBDA totaled 12,852 million euros in 2022, compared with 21,983 million euros in 2021. The period-on-period evolution was strongly impacted by the capital gains recorded in "Other income" from the transactions completed in 2021 (-49.2 p.p.) and changes in the scope of consolidation (-4.5 p.p.), partially offset by the lower restructuring costs in 2022 (+6.8 p.p.) and the positive exchange rate impact (+3.0 p.p.). OIBDA is a non-GAAP financial measure. For a reconciliation of OIBDA to operating income, see “Item 5. Operating and Financial Review and Prospects- Non-GAAP Financial Information”.
Depreciation and amortization amounted to 8,796 million euros in 2022 increasing by 4.8% compared to 2021 mainly as a result of the impact of foreign exchange rates (+5.3 p.p.) as well as the changes in the consolidation perimeter (+1.3 p.p.) as a consequence of the sale of the towers communications division sale in 2021, which resulted in an increase in the amortization of rights of use.
Operating income (OI) totaled 4,056 million euros in 2022 compared to 13,586 million euros recorded in 2021. The period-on-period evolution was strongly impacted by the capital gains on the sale of businesses in 2021 mentioned above (-79.6 p.p.), the changes in the scope of consolidation (-8.2 p.p.) and the increase in depreciation and amortization.
The share of income (loss) of investments accounted for by the equity method in 2022 was an income of 217 million euros, compared to a loss of 127 million euros in 2021, mainly due to the respective results of VMO2, affected by changes in the fair value of derivatives.
Net financial expense amounted to 1,313 million euros in 2022, down 51 million euros compared to 2021, mainly due to extraordinary income related to the payment by the Spanish administration to the Group of delayed interest in connection with tax litigation in Spain, which more than offset the increase in the expenses due to the increase in interest rates and a higher level of debt denominated in Brazilian reais.
Corporate income tax amounted to 641 million euros in 2022, decreasing compared to 2021 (1,378 million euros) by 737 million euros. The y-o-y change is explained mainly by the extraordinary expenses recorded in 2021 (among others, the impact of the Spanish tax inspection closing), the deconsolidation of the entities that comprised our former Telefónica United Kingdom segment since June 2021, the positive outcome of the tax inspection closing in Germany in 2022 and the corporate simplification carried out in Brazil in 2022.
As a result, profit for the year attributable to equity holders of the parent in 2022 was 2,011 million euros (8,137 million euros in 2021).
Profit attributable to non-controlling interests was 308 million euros in 2022 (compared to 2,580 million euros in 2021). The variation is mainly due to a decrease in profit attributable to non-controlling interests in Telxius, which completed the sale of its towers divisions in Europe and Latin America in 2021.
CapEx totaled 5,819 million euros in 2022, down 19.9% year-on-year, impacted by lower spectrum purchases in 2022 (-17.7 p.p.) and the change in the consolidation perimeter (-13.6 p.p.), partially offset by the exchange rates effect (+4.2 p.p.).
OIBDA-CapEx stood at 7,033 million euros in 2022, compared to 14,716 million euros in 2021 (-52.2%), strongly affected by the above mentioned capital gains from the sale of businesses in 2021 (-73.5 p.p.), partially offset by the positive effect of lower restructuring costs in 2022 (+10.1 p.p.), lower spectrum purchases (+8.8 p.p.), the recording of goodwill impairment in 2021 in a greater amount than asset impairments in 2022 (+2.1 p.p.) and foreign exchange effects (+2.4 p.p.).
Analysis of Results 2021 vs 2020
The Group's operating results in 2021, compared to 2020, have been impacted mainly by:

–Changes in the consolidation perimeter: The main changes compared to 2020 are the exclusion from the perimeter of consolidation of the entities that comprised our former Telefónica United Kingdom segment (after the incorporation of VMO2 in June 2021, the results for which are accounted for under the equity method, based on the Group’s 50% stake), the towers divisions of Telxius Group (since their sale in June 2021), Telefónica de Costa Rica (since August 2021) and InfraCo, SpA in Chile (since the sale of a 60% interest therein in July 2021).
–Gains or losses on the sale of companies: In 2021, we recorded significant gains resulting from the establishment of VMO2 (4,460 million euros), the sale of the European and Latin American towers divisions of the Telxius Group (6,099 million euros), the establishment of FiBrasil (26 million euros), the sale of 60% of the shares in InfraCo, SpA (274 million euros) and the sale of Telefónica de Costa Rica (136 million euros). In 2020, we mainly recorded a gain of 29 million euros related to the initial registration at fair value of the stake of Telefónica in the joint venture with the Allianz Group for the deployment of fiber in Germany.
–Foreign exchange effects: Foreign exchange rates had a negative impact on our 2021 results, mainly due to the depreciation of the Brazilian real against the euro.
–Restructuring costs: Restructuring costs were significantly higher in 2021 (1,663 million euros) than in 2020 (86 million euros), as a result mainly of the Individual Suspension Plan adopted under the Social Pact for Employment in Telefónica Spain in 2021.
–Impairment of goodwill and other assets: In 2021 the Group recorded an impairment of goodwill amounting to 416 million euros, mainly relating to Telefónica Peru. In 2020, the Group recorded an impairment of goodwill and certain other assets of Telefónica Argentina, amounting to 894 million euros.
–Spectrum acquisition: While spectrum acquisitions do not have an impact on operating income (except on amortizations), they affect CapEx and OIBDA-CapEx, which are discussed further below. In 2021, spectrum acquisitions amounted to 1,704 million euros of which 706 million euros corresponded to Telefónica Brazil, 515 million euros to our former Telefónica United Kingdom segment (which acquisitions took place before VMO2 was established), 352 million euros to Telefónica Spain and 131 million euros to Telefónica Chile. In 2020, spectrum acquisitions amounted to 126 million euros of which 94 million euros corresponded to Telefónica United Kingdom and 32 million euros to Telefónica Brazil.
See also see "Item 5. Operating and Financial Review and Prospects―Operating Results―Significant Factors Affecting the Comparability of Our Results of Operations in the Periods under Review”.
Revenues in 2021 totaled 39,277 million euros, decreasing by 8.8% year on year, mainly as a result of the changes in the consolidation perimeter (-9.1 p.p.), in particular, the constitution of VMO2 and the related exclusion from our consolidation perimeter of the entities that comprised our former Telefónica United Kingdom segment from that date, the sale of the towers divisions of Telxius Group and the sale of Telefónica de Costa Rica; and to a lesser extent, the evolution of foreign exchange rates (-2.3 p.p.) and, in particular, the depreciation against the euro of the Brazilian real, offset in part by the increase in handset sales and service revenues in Telefónica Germany and Telefónica Hispam.
Other income mainly included gains on the sale of assets and, to a lesser extent, own work capitalized in our fixed assets. In 2021, other income totaled 12,673 million euros compared to 1,587 million euros in 2020. This increase was mainly attributable to the gains resulting from the sale of the European and Latin American towers divisions of Telxius Group (6,099 million euros), the establishment of VMO2 (4,460 million euros), the sale of 60% of the shares in InfraCo, SpA (274 million euros), the sale of Telefónica de Costa Rica to Liberty Global (136 million euros) and the establishment of FiBrasil in Brazil (26 million euros).
The total amount of supplies, personnel expenses and other expenses was 29,967 million euros in 2021, down 3.8% year-on-year. This decrease was mainly attributable to the impact of changes in the scope of consolidation (-8.8 p.p.) and changes in foreign exchange rates (-2.2 p.p.), partially offset by the higher restructuring costs (+5.1 p.p.). The evolution of these expenses is explained in greater detail below:
•Supplies amounted to 12,258 million euros in 2021, down 5.8% year-on-year, as a result mainly of changes in the scope of consolidation (-11.0 p.p.) and, to a lesser extent, the impact of changes in foreign exchange rates (-1.7 p.p.), offset in part by the higher TV content costs and higher costs related to IT sales in Telefónica Spain.
•Personnel expenses amounted to 6,733 million euros in 2021, up 27.5% year-on-year mainly as a result of the higher restructuring costs (+30.2 p.p.), mainly related to the Individual Suspension Plan in Spain, partially offset by the impact of changes in the scope of consolidation (-5.2 p.p.) and changes in foreign exchange rates (-2.2 p.p.).

The average headcount was 107,776 employees in 2021, down 4.8% compared to 2020, mainly as a result of the deconsolidation of the entities that comprised our former Telefónica United Kingdom segment in June 2021.

•Other expenses (principally external services and, to a significantly lesser extent, taxes other than income tax) amounted to 10,976 million euros in 2021, down 14.7% year-on-year. This decrease was mainly attributable to the impact of changes in the scope of consolidation (-7.9 p.p.), the impact of foreign exchange rates (-2.7 p.p.) and the positive impact of the judicial decisions of the Brazilian Supreme Court recognizing the right to deduct the state tax on goods and services (ICMS) from the calculation of the basis of the Social Integration Program-PIS (Programa de Integração Social) and the Financing of Social Security- COFINS (Contribuição para Financiamiento da Seguridade Social) (243 million euros in 2021).

As a result of the foregoing, OIBDA totaled 21,983 million euros in 2021, compared with 13,498 million euros in 2020, significantly impacted by the gains from the transactions recorded in "Other income". OIBDA increased in Telefónica Germany and Telefónica Hispam due to revenues growth.
Depreciation and amortization amounted to 8,397 million euros in 2021, decreasing by 10.3% compared to 2020 mainly as a result of changes in the consolidation perimeter (-4.1 p.p.), mainly due to the recognition of the entities that comprised our former Telefónica United Kingdom segment as a disposal group held for sale in May 2020, the impact of foreign exchange rates (-2.6 p.p.) and the impact of the accelerated amortization related to the transformation of the operating model of Telefónica México, which affected 2020 to a greater extent (-2.5 p.p.).
Operating income (OI) in 2021 totaled 13,586 million euros, compared with 4,139 million euros in of 2020, significantly impacted by the gains recorded in “Other income” (+264.9 p.p.). To a much lesser extent, the year-on-year increase was explained by the impairment of goodwill and other assets in Telefónica Argentina in 2020, which exceeded the amount of the impairment in Telefónica del Perú in 2021 (+11.5 p.p), the judicial decisions of the Brazilian Supreme Court recognizing the right to deduct the state tax on goods and services (ICMS) from the calculation of the basis of the Social Integration Program-PIS (Programa de Integração Social) and the Financing of Social Security- COFINS (Contribuição para Financiamiento da Seguridade Social) (+6.4 p.p.) and the impact of the accelerated amortization related to the transformation of the operating model of Telefónica México, following the AT&T agreement in 2020 (+5.6 p.p.). The year-on-year increase was partially offset by the higher restructuring costs, which were mainly related to the Individual Suspension Plan in Spain in 2021 (-38.2 p.p.), which totaled 1,382 million euros, changes in the consolidation perimeter (-21.6 p.p.), the provision for contingencies in Telefónica Brazil (-4.1 p.p.) and the foreign exchange effects (-3.0 p.p.).
The share of income (loss) of investments accounted for by the equity method for 2021 was a loss of 127 million euros, compared to income of 2 million euros in 2020, mainly due to the results of VMO2 (which was established on June 1, 2021).
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
CapEx were 7,267 million euros in 2021, increasing 24.0% year on year as a result of the spectrum purchase mainly in Telefónica Brazil (706 million euros), our former Telefónica United Kingdom segment (515 million euros in the first five months of 2021), Telefónica Spain (352 million euros) and Telefónica Chile (131 million euros). CapEx in 2020 was limited due to the COVID-19 pandemic.
OIBDA-CapEx was 14,716 million euros in 2021, compared to 7,637 million euros in 2020, increasing by 92.7% y-o-y.

Segment results
For information on how segment information is presented in this Report, see “―History and Development of the Company―Business areas”.
TELEFÓNICA SPAIN
The table below shows the evolution of accesses in Telefónica Spain over the past three years as of December 31 of such years:

ACCESSES
Thousands of accesses	2020	2021	2022	% YoY 21/20	% YoY 22/21
Fixed telephony accesses (1)	8,731.0	8,376.3	8,102.3	(4.1%)	(3.3%)
Broadband	5,961.9	5,874.9	5,854.5	(1.5%)	(0.3%)
FTTH	4,614.1	4,847.6	5,042.2	5.1%	4.0%
Mobile accesses	18,977.8	18,484.6	19,347.3	(2.6%)	4.7%
Prepay	888.1	752.5	796.0	(15.3%)	5.8%
Contract	15,383.7	15,210.7	15,099.5	(1.1%)	(0.7%)
IoT (2)	2,706.0	2,521.5	3,451.8	(6.8%)	36.9%
Pay TV	3,934.5	3,716.4	3,526.3	(5.5%)	(5.1%)
Retail Accesses	37,615.1	36,460.9	36,838.9	(3.1%)	1.0%
Wholesale Accesses	3,689.5	3,674.3	3,653.6	(0.4%)	(0.6%)
FTTH Wholesale Accesses	2,599.8	2,982.0	3,206.1	14.7%	7.5%
Total Accesses	41,304.6	40,135.2	40,492.6	(2.8%)	0.9%
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.
(2)Accesses in 2022 include an upward revision of approximately 500 thousand IoT accesses recorded in March 2022.
In May 2022, we launched miMovistar, a new global portfolio for the general public through which customers will be able to choose the products and services they need in a simple, customizable and flexible way. The proposal is the natural evolution of Movistar Fusión, Movistar's benchmark product over the last ten years.
The portfolio starts with connectivity (Internet, voice and data), to which, if the customer wishes, modules can be added to include a television content offer and value-added services such as, initially, health, gaming and security, to build the most complete and adapted formula that the customer wants. The company plans to integrate in the future more services within the miMovistar ecosystem, such as Movistar Car/Moto, Movistar Money, Home Insurance, Energy, as well as additional connectivity options.
With this new move, Telefónica Spain responds to the needs derived from the transformation of the market and a consumer who demands flexibility and personalization, both in connectivity services and in content or services relevant to his life, while being able to control costs.
In addition, each of the miMovistar connectivity options also includes a device at no cost to the customer, whose catalog depends on their choice and includes, in addition to smartphones, smart TVs, tablets, laptops or smart watches.
Existing Movistar Fusión customers can choose to continue with their current tariff or switch to miMovistar and adapt it to what they choose.
Telefónica Spain's investment in the 5G mobile network made it possible to achieve 85% of population coverage as of December 31, 2022.
Additionally, in 2022, Telefónica Spain has continued to improve its offer proposals to strengthen its relationship with customers and reach new segments, highlighting:
•Solar 360, a joint venture of Repsol and Telefónica Spain formed to develop a solar self-consumption business. The new company started to operate in June 2022, offering a comprehensive self-consumption solution to private customers, communities of neighbors and companies, SMEs, and large companies, through solar panel installation.

•Movistar Prosegur Alarmas, a joint venture of Prosegur and Telefónica Spain, reached 445 thousand customers as of December 31, 2022.
Accesses 2022 vs 2021
Telefónica Spain had 40.5 million accesses as of December 31, 2022, an increase of 0.9% as compared to December 31, 2021, due to an increase in the IoT accesses base.
The convergent offer (residential and SMEs) had a customer base of 4.5 million customers as of December 31, 2022, a decrease of 2.2% y-o-y.
Retail fixed accesses totaled 8.1 million and decreased 3.3% as compared to December 31, 2021, with a net loss of 274 thousand accesses as of December 31, 2022.
Retail broadband accesses totaled 5.9 million (-0.3% y-o-y), with a net loss of 20 thousand accesses as of December 31, 2022.
Retail fiber (FTTH) accesses reached 5.0 million customers (+4.0% as compared to December 31, 2021), representing 86.1% of total retail broadband customers (+3.6 p.p. y-o-y) with net adds of 195 thousand accesses as of December 31, 2022. At December 31, 2022, fiber deployment reached 28.0 million premises, 1.1 million more than at December 31, 2021.
Total retail mobile accesses stood at 19.3 million as of December 31, 2022, an increase of 4.7% as compared to December 31, 2021 as a result of an increase in the IoT accesses base (+36.9% y-o-y impacted by an upward revision recorded in March 2022 figures, in an amount of 500 thousand accesses) and prepay accesses (+5.8% y-o-y), with a decrease in mobile contract accesses (-0.7% y-o-y).
Pay TV accesses reached 3.5 million at December 31, 2022, decreasing 5.1% year-on-year due to a higher penetration of customers in service bundles that do not include TV.
Wholesale accesses stood at 3.7 million at December 31, 2022, down 0.6% year-on-year, and wholesale fiber (FTTH) accesses were up 7.5% year-on-year (87.8% of total wholesale accesses at December 31, 2022 compared with 81.2% at December 31, 2021).

Accesses 2021 vs 2020
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

The table below shows Telefónica Spain’s results over the past three years:

Millions of euros
TELEFÓNICA SPAIN	2020	2021	2022	% YoY 21/20	% YoY 22/21
Revenues	12,401	12,417	12,497	0.1%	0.6%
Mobile handset revenues	264	400	548	51.3%	37.4%
Revenues ex-mobile handset sales	12,137	12,017	11,948	(1.0%)	(0.6%)
Retail	9,906	9,699	9,662	(2.1%)	(0.4%)
Wholesale and Other	2,231	2,318	2,286	3.9%	(1.4%)
Other income	540	664	803	23.1%	20.9%
Supplies	(4,210)	(4,636)	(5,008)	10.1%	8.0%
Personnel expenses	(1,748)	(3,201)	(1,765)	83.1%	(44.9%)
Other expenses	(1,937)	(1,867)	(1,939)	(3.6%)	3.9%
OIBDA	5,046	3,377	4,588	(33.1%)	35.9%
Depreciation and amortization	(2,184)	(2,153)	(2,157)	(1.4%)	0.2%
Amortization of intangible assets, depreciation of property, plant and equipment	(1,892)	(1,807)	(1,747)	(4.5%)	(3.3%)
Amortization of rights of use	(292)	(346)	(410)	18.6%	18.3%
Operating income (OI)	2,862	1,224	2,431	(57.2%)	98.6%
CapEx	1,408	1,815	1,550	28.9%	(14.6%)
OIBDA-CapEx	3,638	1,562	3,038	(57.1%)	94.5%

Analysis of results 2022 vs 2021
Revenues in 2022 amounted to 12,497 million euros, growing 0.6% y-o-y. This trend was supported by the continued growth of mobile handset revenues, due to the inclusion in the portfolio of several devices as part of the packages (including 5G smartphones of different brands, smart TVs, tablets and laptops, among others). The evolution of revenues excluding mobile handset sales is described below:
•Retail revenues totaled 9,662 million euros in 2022, decreasing by 0.4% year-on-year, due in part to the customer base decline, partially offset by higher IT revenues due to the higher demand for digitalization projects in the B2B segment.
•Wholesale and other revenues totaled 2,286 million euros in 2022, decreasing by 1.4% year-on-year, due mainly to the decrease in fixed traffic revenues, mobile interconnection revenues due to lower mobile termination rates, and the impact of less "La Liga" content available in the wholesale offer since mid-August. These have been partially offset by the recovery in roaming-in revenues to pre-pandemic levels and the growth of revenues from MVNOs.
The total amount of supplies, personnel expenses and other expenses (mainly external services and taxes) amounted to 8,712 million euros in 2022, down 10.2% year-on-year compared to 2021. The year-on-year evolution was mainly attributable to the restructuring costs recorded in 2021 (1,382 million euros).
•Supplies amounted to 5,008 million euros in 2022, up 8.0% year-on-year compared to 2021, mainly attributable to higher handset costs in the year (from commercial campaigns offering free devices) as well as the costs related to IT revenue growth.
•Personnel expenses amounted to 1,765 million euros in 2022, down 44.9% year-on-year compared to 2021. The year-on-year evolution was mainly attributable to the restructuring costs in 2021, mainly related to the Individual Suspension Plan (1,382 million euros).
•Other expenses amounted to 1,939 million euros in 2022, up 3.9% year-on-year compared to 2021, mainly attributable to higher energy costs.

OIBDA reached 4,588 million euros in 2022, a year-on-year increase of 35.9%.
Depreciation and amortization amounted to 2,157 million euros in 2022, increasing by 0.2% year-on-year.
Operating income amounted to 2,431 million euros in 2022, a year-on-year increase of 98.6%. Operating income was adversely affected in 2021 by restructuring costs totaling 1,382 million euros (related mainly to the Individual Suspension Plan) and the provisions recorded in Telefónica Spain totaling 44 million euros in connection with the restructuring of the distribution channels. In 2022, a restructuring provision of 57 million euros was recorded in Telefónica Spain.

Analysis of results 2021 vs 2020
Revenues in 2021 amounted to 12,417 million euros, growing 0.1% y-o-y. This trend was supported by handset revenues due to the launching of the new Fusion portfolio, as the new portfolio included several devices as part of the packages (including 5G smartphones of different brands, smart TVs, tablets and laptops, among others). The evolution of revenues excluding mobile handset sales is described below:

•Retail revenues totaled 9,699 million euros in 2021, decreasing by 2.1% year-on-year, due in part to the customer base decline and convergent customer value mix erosion (mainly due to the worsening of economic conditions as a result of the COVID-19 pandemic), partially offset by higher IT revenues due to the higher demand for digitalization projects in the B2B segment.

•Wholesale and other revenues totaled 2,318 million euros in 2021, increasing by 3.9% year-on-year , due, among others, to a recovery in roaming-in revenues.

The total amount of supplies, personnel expenses and other expenses (mainly external services and taxes) amounted to 9,704 million euros in 2021, up 22.9% year-on-year. This increase was mainly attributable to restructuring costs in 2021 (1,382 million euros).
•Supplies amounted to 4,636 million euros in 2021, up 10.1% year-on-year compared to 2020. This increase was mainly attributable to higher handset costs in the year as well as the costs related to IT revenue growth.
•Personnel expenses amounted to 3,201 million euros in 2021, up 83.1% year-on-year compared to 2020. This increase was mainly attributable to a restructuring cost in 2021 (1,382 million euros) related mainly to the Individual Suspension Plan adopted under the Social Pact for Employment in Telefónica Spain in 2021.
•Other expenses amounted to 1,867 million euros in 2021, down 3.6% year-on-year compared to 2020. This decrease was mainly attributable to commercial, network and systems’ efficiencies partially offset by higher energy costs.
OIBDA reached 3,377 million euros in 2021, a year-on-year decrease of 33.1%.
Depreciation and amortization amounted to 2,153 million euros in 2021, decreasing by 1.4% year-on-year, mainly as a result of an acceleration of the decommissioning of central offices and the change in the depreciation period of radio-links.

Operating income amounted to 1,224 million euros in 2021, a year-on-year decrease of 57.2%. The year-on-year decrease was mainly driven by the restructuring costs provision in 2021, the lower service revenues and the impact of the higher energy costs for most of the year.

VMO2
After receiving the final approval from the UK Competition & Markets Authority (CMA), the joint venture between Liberty Global and Telefónica was established on June 1, 2021, and our former Telefónica United Kingdom segment was replaced by the new VMO2 segment. Telefónica ceased to fully consolidate the results of the entities that composed our former Telefónica United Kingdom segment in its consolidated financial statements and started to account for VMO2's results under the equity method. Therefore, since June 1, 2021, for purposes of the Group’s consolidated results, the results of VMO2 are reflected under a single heading of the consolidated income statement, “Share of income of investments accounted for by the equity method”. However, the VMO2 segment information included in this section is presented under management criteria, and shows 100% of the VMO2's results; Telefónica’s actual percentage ownership of VMO2 is 50%.
Since it is not practicable to restate the historical segment financial information to reflect this change, the segment discussions included in this section consist of (i) for purposes of the 2022-2021 period-on-period discussions, an analysis of the results of our VMO2 segment (which, for purposes of 2022, consists of the results obtained by VMO2 from January 1 to December 31, 2022, and, for purposes of 2021, consists of the results obtained by VMO2 from June 1 (the date on which VMO2 was established) to December 31, 2021), and (ii) for purposes of the 2021-2020 period-on-period discussions, an analysis of the results of our former Telefónica United Kingdom segment (which, for purposes of 2021, consists of the results obtained in the first five months of the year, until the establishment of VMO2 and the elimination of this segment). For additional information , see “―History and Development of the Company―Business areas”, "Item 5. Operating and Financial Review and Prospects―Operating Results―Significant Factors Affecting the Comparability of Our Results of Operations in the Periods under Review”, and "Item 10. Additional Information—Material Contracts—Creation of 50:50 joint venture with Liberty Global for the combination of both groups' businesses in the United Kingdom".
More than one year after the formation of VMO2, the company continues to integrate and innovate while investing heavily to expand and upgrade its fiber and 5G networks to provide the highest quality connectivity to more regions of the country.
The FTTP speed upgrade of the existing network is accelerating after the completion of tests in the first quarter of 2022, paving the way for the planned deployment of fiber throughout the fixed network, which began in the fourth quarter of 2022 and is expected to be completed by 2028.
The “Lightning” project rollout now totals 2.9 million accesses, further reinforcing VMO2's gigabit leadership in the UK with speeds of 1.1 Gbps offered across its entire footprint of 16.1 million premises passed.
On July 29, 2022, T. Infra, Liberty Global plc ("Liberty Global") and InfraVia Capital Partners ("InfraVia") reached an agreement for the establishment of a joint venture that will deploy fiber-to-the-home (FTTH) to 5 million homes in the United Kingdom currently not reached by VMO2's network, with potential for expansion to an additional 2 million homes. The fiber network will offer wholesale FTTH access to telecommunications service providers, with VMO2 acting as the lead customer, as well as providing a range of technical services. Liberty Global and Telefónica jointly hold a 50% stake in the joint venture through a holding company, with InfraVia owning the remaining 50%.
VMO2 launched the “Better Connections Plan”, its first sustainability strategy as a joint business, in May 2022 with a commitment to reduce carbon emissions, champion the circular economy, such as recycling devices and donating smartphones and tablets, and giving back to the community. The company has an ambitious target to achieve net zero carbon emissions across its operations, products and supply chain by the end of 2040, 10 years ahead of the Paris Agreement and the UK's target of net zero emissions by 2050.
The table below shows the evolution of accesses of VMO2 (or, with respect to 2020, the aggregated accesses of our former Telefónica United Kingdom segment and Virgin Media), in each case as of December 31 of such years.

ACCESSES (1)
Thousands of accesses	2020	2021	2022	% YoY 21/20	% YoY 22/21
Broadband	5,449.5	5,626.7	5,661.6	3.3%	0.6%
UBB	5,420.3	5,596.8	5,653.8	3.3%	1.0%
Mobile accesses	30,336.6	32,276.8	33,831.3	6.4%	4.8%
Prepay	8,251.8	8,119.1	7,968.3	(1.6%)	(1.9%)
Contract	15,594.2	15,938.1	16,087.6	2.2%	0.9%
IoT	6,490.6	8,219.7	9,775.5	26.6%	18.9%
Retail Accesses	44,067.7	46,021.1	46,926.8	4.4%	2.0%
Wholesale Accesses	9,210.9	9,966.6	10,818.6	8.2%	8.5%
Total Accesses	53,278.6	55,987.8	57,745.4	5.1%	3.1%
(1) The access information provided as of December 31, 2022 and December 31, 2021 includes 100% of the accesses of VMO2. Telefónica’s actual percentage ownership of VMO2 is 50%. The access information provided as of December 31, 2020 includes the accesses of our former Telefónica United Kingdom segment and Virgin Media as of such date.

Accesses 2022 vs 2021

The total accesses base grew 3.1% year-on-year and stood at 57.7 million as of December 31, 2022, mainly driven by the increase in the mobile accesses base, which grew 4.8% year-on-year and reached 33.8 million accesses.
The contract mobile customer base grew 0.9% year-on-year and reached 16.1 million accesses adding 149.5 thousand new accesses to the base in 2022. Churn remained stable at low levels.
The prepay mobile customer base decreased 1.9% year-on-year and totaled 8.0 million accesses declining 150.8 thousand accesses to the base in 2022.
IoT mobile customer base grew 18.9% year-on-year and reached 9.8 million accesses underpinned by the Smart Metering Programme roll out.
The fixed broadband base grew 0.6% year-on-year and reached 5.7 million accesses, adding 34.9 thousand new accesses in 2022. UBB accesses grew 1.0% year-on-year with a net gain of 57.0 thousand new accesses in 2022, supported by the increase in customer demand for higher speeds. The company’s average broadband speed is 301 Mbps and increased 41% year-on-year, five times higher than the national average.

Accesses 2021 vs 2020
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

The table below shows the evolution of the VMO2 segment's results over the past two years (which, for the purposes of 2022, consists of the results obtained by VMO2 from January 1 to December 31, 2022, and, for the purposes of 2021, consists of the results obtained by VMO2 from June 1 (the date on which VMO2 was established) to December 31, 2021):

Millions of euros
VMO2	June 1 to December 31, 2021	January 1 to December 31, 2022
Revenues	7,223	12,155
Mobile Business	4,122	6,938
Handset revenues	1,234	1,894
Fixed Business	2,782	4,639
Other	319	578
Other income	290	551
Supplies	(2,601)	(4,019)
Personnel expenses	(786)	(1,348)
Other expenses	(1,676)	(2,938)
OIBDA	2,450	4,401
Depreciation and amortization	(2,395)	(4,170)
Operating income (OI)	55	231
Share of income (loss) of investments accounted for by the equity method	—	1
Financial income	27	24
Financial expenses	(504)	(1,020)
Realized and unrealized qains on derivate instruments, net (1)	489	2,567
Foreign currency transaction losses, net	(367)	(1,296)
Net financial expense	(355)	275
Result before taxation	(300)	507
Result for the period	(235)	492
CapEx	1,508	2,707
OIBDA-CapEx	942	1,694
Notes:
(1) VMO2 entered into various derivative instruments to manage interest rate exposure and foreign currency exposure. Generally, VMO2 does not apply hedge accounting to its derivative instruments. Accordingly, changes in the fair values of most of its derivatives are recorded in the finance results of its consolidated income statement.
Analysis of results 2022 vs 2021
Year-on-year changes are mainly explained by the fact that the VMO2 segment's results for 2022 include VMO2’s results for the full year, whereas the VMO2 segment's results for 2021 include VMO2’s results for seven months only. Further, the 2021 results were adversely affected by restructuring and integration costs incurred in connection with the incorporation of VMO2. Since both periods are not entirely comparable, the below explanations discuss the drivers of the 2022 and 2021 results separately.
In 2022, revenues amounted to 12,155 million euros supported by the price increase in fixed and mobile businesses alongside with synergies realization, offset in part by the impact of the macroeconomic downturn.
•Mobile Revenues amounted to 6,938 million euros in 2022 and included 1,894 million euros from handset sales, which were impacted by the current macroeconomic environment, mitigated in part by price increases and the recovery of roaming revenues.
•Fixed business revenues amounted to 4,639 million euros in 2022, impacted by the decline in fixed-line ARPU driven in part by the increasing cost-of-living, partially mitigated by price increases.
•Other revenues amounted to 578 million euros in 2022 driven by the roll out of SMIP (Smart metering programme) and other digital products.
The total amount of supplies, personnel expenses and other expenses (mainly external services and taxes) was 8,305 million euros in 2022, impacted by the realization of synergies and other cost efficiencies that resulted from the formation of the joint venture, which helped to offset inflationary tendencies.

•Supplies amounted to 4,019 million euros in 2022, positively impacted by the realization of synergies, mainly due to the migration of the Virgin Mobile MVNO contract coupled with other cost efficiencies.
•Personnel expenses amounted to 1,348 million euros in 2022, positively impacted by the realization of synergies that resulted from the formation of the joint venture, through the execution of restructuring plans aiming to deliver a single operating model and a leaner company.
•Other expenses amounted to 2,938 million euros in 2022, impacted by inflationary tensions, mainly by the increase in energy prices.
OIBDA in 2022 reached 4,401 million euros.
Depreciation and amortization amounted to 4,170 million euros in 2022.
Operating income (OI) amounted to 231 million euros in 2022 underpinned by price rises in fixed and mobile businesses and cost efficiencies and synergies, mitigating the impact of inflation.
For the period from June 1 to December 31, 2021, total revenues amounted to 7,223 million euros, reflecting the combination of the fixed and mobile products and services brought together for United Kingdom customers by Telefónica United Kingdom and Virgin Media.
OIBDA totaled 2,450 million euros for the period from June 1 to December 31, 2021 and was adversely impacted by the restructuring and other integration costs.
Depreciation and amortization totaled 2,395 million euros for the period from June 1 to December 31, 2021.
Operating income totaled 55 million euros for the period from June 1 to December 31, 2021.

The table below shows the reconciliation between VMO2's results and the share of income (loss) of investments accounted for by equity method in Telefónica:

Millions of euros	June 1 to December 31, 2021	January 1 to December 31, 2022
Result for the period (100% VMO2)	(235)	492
50% attributable to Telefónica Group	(117)	246
Share-based compensation (1)	14	14
Other adjustments	—	32
Share of income (loss) of investments accounted for by the equity method	(103)	292
(1) Amount related to incentive awards held by certain employees of VMO2 associated with ordinary shares of Liberty Global and Telefónica. Share-based compensation expense is included in Operating expenses in the consolidated income statement of VMO2.

TELEFÓNICA UNITED KINGDOM
The table below shows the evolution of Telefónica United Kingdom's results over 2020 and 2021 (which, for purposes of 2021, consists of the results obtained in the first five months of the year, until the establishment of VMO2 and the elimination of this segment):

Millions of euros
TELEFÓNICA UNITED KINGDOM	2020	2021 (1)	% YoY

Revenues	6,708	2,628	(60.8%)
Mobile Business	6,476	2,532	(60.9%)
Handset revenues	1,816	642	(64.7%)
Fixed Business	232	96	(58.9%)
Other income	178	73	(59.1%)
Supplies	(2,456)	(910)	(62.9%)
Personnel expenses	(459)	(205)	(55.4%)
Other expenses	(1,907)	(667)	(65.0%)
OIBDA	2,064	919	(55.5%)
Depreciation and amortization	(389)	—	(99.9%)
Amortization of intangible assets, depreciation of property, plant and equipment	(322)	—	(99.9%)
Amortization of rights of use	(67)	—	(100.0%)
Operating income (OI)	1,675	919	(45.1%)
CapEx	913	933	2.2%
OIBDA-CapEx	1,151	(14)	c.s.
Notes:
(1) As stated above, this includes the results of our former Telefónica United Kingdom segment until its elimination on June 1, 2021 (i.e., this shows the results obtained by this segment in the first five months of the year). This significantly affects the comparability of 2021 and 2020 results for this segment.
c.s.: change of sign

Analysis of results
Total revenues in 2021 amounted to 2,628 million euros, decreasing by 60.8% year-on-year due to the deconsolidation of our UK business since June 1, 2021 (-57.8 p.p.) Excluding this impact, total revenues decreased by 7.0% driven by the lockdown in the United Kingdom (from January to April 2021) and the change in the distribution model as a consequence of the end of the contract with Dixons Carphone in March 31, 2020, which resulted in changes in the mobile revenues allocation.
•Mobile business revenues reached 2,532 million euros in 2021, decreasing by 60.9% due to the change in the scope of consolidation (-57.8 p.p.). Excluding this impact, mobile business revenues decreased by 7.2% as a result of the lower handset sales due to the lockdown in the United Kingdom, which resulted in the closing of commercial shops in the first half of 2021, lower roaming revenues due to the travel-related restrictions implemented in connection with the COVID-19 pandemic and the change in the distribution model as a consequence of the end of the contract with Dixons Carphone in March 31, 2020.
OIBDA totaled 919 million euros in 2021, decreasing by 55.5% compared to 2020.
Operating income amounted to 919 million euros in 2021, decreasing 45.1%, due to the impact of the change in the scope of consolidation (-50.4 p.p.) and, to a much lesser extent, the foreign exchange effects (-0.1 p.p.). Excluding these impacts, the operating income year-on-year increased 26.2% thanks to a strict control of costs, as well as the positive impact of the change in the distribution model on expenses, which resulted in a decrease in the commissions paid by Telefónica United Kingdom.

TELEFÓNICA GERMANY
The table below shows the evolution of accesses in Telefónica Germany over the past three years as of December 31 of such years:

ACCESSES
Thousands of accesses	2020	2021	2022	% YoY 21/20	% YoY 22/21
Fixed telephony accesses (1)	2,180.2	2,179.6	2,211.6	0.0%	1.5%
Broadband	2,261.1	2,262.3	2,294.2	0.1%	1.4%
UBB	1,797.8	1,856.8	1,939.1	3.3%	4.4%
Mobile accesses	44,274.8	45,693.6	44,306.6	3.2%	(3.0%)
Prepay	19,283.3	18,973.0	16,274.8	(1.6%)	(14.2%)
Contract	23,581.3	25,107.8	26,336.2	6.5%	4.9%
IoT	1,410.1	1,612.8	1,695.7	14.4%	5.1%
Retail Accesses	48,804.7	50,219.3	48,891.6	2.9%	(2.6%)
Total Accesses	48,804.7	50,219.3	48,891.6	2.9%	(2.6%)
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.

In 2022, Telefónica Germany delivered strong operational and financial momentum. The company continues to expand its mobile market share in a rational yet dynamic environment on the back of core business strength building on strong O2 brand appeal including strong customer demand for the innovative "O2 Grow" tariff, network parity and ESG leadership.

Telefónica Germany’s key milestones in 2022 were as follows:
•Sustained commercial momentum, with 1.2 million new clients in contract driven by O2 Free portfolio and strong traction of the successful tariff innovation "O2 Grow".

•Telefónica Germany successfully completed its three-year "Investment for Growth’ program", making strong progress with network modernization and 5G roll-out as well as fulfilling the coverage obligations of the German regulator. Telefónica Germany's 5G population coverage stood higher than 80% at year end, significantly over-achieving its initial target. The company aims for more than 90% coverage by year-end 2023 and believes it is on track to offer nationwide 5G coverage by no later than year-end 2025.

Accesses 2022 vs 2021

The total access base decreased 2.6% year-on-year and stood at 48.9 million at December 31, 2022, mainly driven by a 3.0% decrease in the mobile accesses base, which reached 44.3 million.
The contract mobile customer base grew 4.9% year-on-year and reached 26.3 million accesses, increasing the share over the total mobile accesses base to 59.4%. Net adds reached 1.2 million accesses driven by high O2 brand appeal thanks to the O2 Free tariff portfolio’s gross add momentum in the market and the continued solid contribution of partner brands. Churn was 1.3% in 2022 (+0.1 p.p. y-o-y) leveraging network and service quality and commercial success despite being impacted by the European Electronic Communications Code (EECC) introduction, as a result of which contract customers can terminate their contracts at any time.
The prepay mobile customer base decreased 14.2% year-on-year to 16.3 million accesses. This decrease was driven mainly by a combination of a technical base adjustment in December 2022 (which was revenue neutral) following the introduction of a stricter active SIM card definition and the ongoing German market trend of prepaid to postpaid migration leading to a net loss of 2.7 million prepay customers in 2022.
Broadband accesses reached 2.3 million accesses (up 1.4% y-o-y), with a net add of 31.9 thousand accesses in 2022, reflecting the success of the "O2 myHome" tariff portfolio with high-speed cable and fiber connections as well as FMS (Fixed Mobile Substitution) driving customer demand.

Accesses 2021 vs 2020

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

The table below shows the evolution of Telefónica Germany’s results over the past three years:

Millions of euros
TELEFÓNICA GERMANY	2020	2021	2022	% YoY 21/20	% YoY 22/21
Revenues	7,532	7,765	8,224	3.1%	5.9%
Mobile Business	6,730	6,942	7,394	3.2%	6.5%
Handset revenues	1,423	1,450	1,652	1.9%	13.9%
Fixed Business	785	814	806	3.6%	(1.0%)
Other income	136	140	153	3.0%	9.2%
Supplies	(2,435)	(2,403)	(2,524)	(1.3%)	5.0%
Personnel expenses	(611)	(585)	(622)	(4.2%)	6.2%
Other expenses	(2,313)	(2,493)	(2,673)	7.8%	7.2%
OIBDA	2,309	2,424	2,558	5.0%	5.5%
Depreciation and amortization	(2,394)	(2,394)	(2,295)	0.0%	(4.1%)
Amortization of intangible assets, depreciation of property, plant and equipment	(1,862)	(1,809)	(1,659)	(2.8%)	(8.3%)
Amortization of rights of use	(532)	(585)	(636)	10.1%	8.9%
Operating income (loss)	(85)	30	263	n.m.	n.m.
CapEx	1,094	1,284	1,209	17.3%	(5.8%)
OIBDA-CapEx	1,215	1,140	1,349	(6.1)	18.3%
n.m.: not meaningful
Analysis of results 2022 vs 2021
Total revenues were 8,224 million euros in 2022, a year-on-year increase of 5.9%, driven by the increase in the mobile business.
–Mobile business revenues totaled 7,394 million euros, increasing 6.5% y-o-y. This reflects the sustained mobile service revenue momentum on the back of the ongoing strong commercial traction of the O2 brand and a solid contribution from partners, more than compensating for the negative impact from the accelerated Mobile Termination Rate glide path (which has led to a decrease in termination charges).
–Handset revenues (which are included in mobile business revenues) amounted to 1,652 million euros, increasing 13.9% y-o-y due to continued good customer demand and availability of devices at Telefónica Germany's, with customers increasingly opting for longer-term handset financing.

–Fixed business revenues were 806 million euros, decreasing 1.0% y-o-y, reflecting the lower European termination rates in the carrier business, offset in part by the steadily growing share of high value customers in the fixed retail broadband accesses.
Mobile ARPU was 10.1 euros (+1.5% y-o-y) due to the 6.2% y-o-y increase in prepay ARPU, offset in part by the 1.5% y-o-y decrease in contract ARPU reflecting the accelerated Mobile Termination Rate (MTR) glide path and higher focus on customer loyalty and retention. Data ARPU was 6.7 euros (+10.8% y-o-y), supported by the success of the O2 Free portfolio.

TELEFÓNICA GERMANY	2020	2021	2022	% YoY 21/20	% YoY 22/21
ARPU (EUR)	9.9	10.0	10.1	1.1%	1.5%
Prepay	6.1	6.3	6.7	4.0%	6.2%
Contract (1)	13.6	13.5	13.3	(1.3%)	(1.5%)
Data ARPU (EUR)	5.9	6.1	6.7	3.6%	10.8%
(1) Excludes IoT.

The total amount of supplies, personnel expenses and other expenses (mainly external services and taxes) amounted to 5,819 million euros in 2022, increasing 6.2% year-on-year.
•Supplies amounted to 2,524 million euros in 2022, increasing 5.0% year-on-year compared to 2021. This increase was mainly attributable to higher hardware cost of sales partially offset by positive effects from cuts in the MTR (Mobile Termination Rate) fees paid to other operators.
•Personnel expenses amounted to 622 million euros in 2022, increasing 6.2% year-on-year compared to 2021 mainly explained by the social security payments received from the Government in 2021 in connection with employees affected by the temporary closing of O2 shops during the enforced COVID-19 lockdown in the first half of 2021 and the salary increase in 2022, partially offset by a y-o-y lower number of full-time employees.
•Other expenses amounted to 2,673 million euros in 2022, increasing 7.2% year-on-year compared to 2021 reflecting higher energy costs, technology transformation and commercial activity costs.
OIBDA totaled 2,558 million euros in 2022, increasing by 5.5% y-o-y.
Depreciation and amortization amounted to 2,295 million euros in 2022, decreasing 4.1% year-on-year mainly as a result of the 3G switch-off at year-end 2021 in combination with the decision to shorten the useful life of assets in the context of technology optimization and modernization. This was partly offset by higher right of use asset amortization and new additions in IT-architecture added in the context of network modernization.

Operating income totaled 263 million euros in 2022, compared to 30 million euros in 2021, thanks to the higher revenues driven by Telefónica Germany's own brand momentum, and from efficiency gains and tight cost management.
Analysis of results 2021 vs 2020
Total revenues were 7,765 million euros in 2021, with a year-on-year increase of 3.1%, driven by the increase in revenues in both the mobile business and the fixed business.

•Mobile business revenues totaled 6,942 million euros, increasing 3.2% y-o-y. This positive trend reflects strong trading momentum and the success of the O2 brand.
•Handset revenues (which are included in mobile business revenues) amounted to 1,450 million euros, increasing 1.9% y-o-y due to the continued strong demand for high value handsets.

•Fixed business revenues were 814 million euros, increasing by 3.6% y-o-y due to the particularly strong customer base growth and higher share of VDSL customers.

Mobile ARPU was 10.0 euros (1.1% y-o-y) due to the 4.0% y-o-y increase in prepay ARPU, while contract ARPU decreased by 1.3% y-o-y. Data ARPU was 6.1 euros (+3.6% y-o-y), fueled by the successful O2 Free portfolio.

The total amount of supplies, personnel expenses and other expenses (mainly external services and taxes) amounted to 5,481 million euros in 2021, increasing 2.3% year-on-year.
•Supplies amounted to 2,403 million euros in 2021, down 1.3% year-on-year compared to 2020 mainly driven by the positive effects from cuts in the MTR (Mobile Termination Rate) fees paid to other operators and lower hardware cost of sales.
•Personnel expenses amounted to 585 million euros in 2021, down 4.2% year-on-year compared to 2020 mainly due to lower restructuring costs (-3.3 p.p.), the social security payments received from the Government in connection with employees affected by the temporary closing of O2 shops during the enforced COVID-19 lockdown and a lower base of full-time employees, mainly in customer service.
•Other expenses amounted to 2,493 million euros in 2021, increasing 7.8% year-on-year compared to 2020 mainly driven by higher commercial activity costs, higher marketing spend to enhance brand perception and higher technology transformation costs, including 3G switch-off.
OIBDA totaled 2,424 million euros in 2021, growing by 5.0% y-o-y.
Depreciation and amortization amounted to 2,394 million euros in 2021, staying flat (0.0%) year-on-year as the positive effect from the end of the useful life of the UMTS (Universal Mobile Telephone System) licenses in 2020, and was offset by the completion in 2021 of the 3G switch-off, further network modernization and higher rights of use asset amortization.
Operating income totaled 30 million euros in 2021, compared to an operating loss of 85 million euros in 2020, positively impacted by the improvement in revenues and the continued measures in cost management and generation of efficiencies.

TELEFÓNICA BRAZIL
The table below shows the evolution of accesses of Telefónica Brazil over the past three years as of December 31 of such years:

ACCESSES
Thousands of accesses	2020	2021	2022	% YoY 21/20	% YoY 22/21
Fixed telephony accesses (1)	8,994.8	7,506.5	7,012.7	(16.5%)	(6.6%)
Broadband	6,315.0	6,262.0	6,419.6	(0.8%)	2.5%
UBB	5,084.2	5,535.3	5,967.7	8.9%	7.8%
FTTH	3,377.7	4,608.7	5,482.4	36.4%	19.0%
Mobile accesses	78,523.7	83,912.3	97,973.0	6.9%	16.8%
Prepay	33,662.5	34,287.3	39,305.9	1.9%	14.6%
Contract	34,418.2	37,166.7	43,947.2	8.0%	18.2%
IoT	10,443.0	12,458.3	14,719.9	19.3%	18.2%
Pay TV	1,247.7	1,114.8	966.3	(10.6%)	(13.3%)
IPTV	890.8	916.8	898.3	2.9%	(2.0%)
Retail Accesses	95,145.0	98,853.2	112,423.7	3.9%	13.7%
Total Accesses	95,157.9	98,854.2	112,424.0	3.9%	13.7%
(1) Includes "fixed wireless" and Voice over IP accesses.

In 2022, Telefónica Brazil strengthened its leadership in the mobile value segment (38.9% market share as of December 31, 2022, source: ANATEL), both due to the organic growth of its customer base and the incorporation of Oi's accesses. In the fixed business, Telefónica Brazil continued to focus on the implementation of strategic technologies, such as fiber, which offset the decline in the fixed traditional business.

Accesses 2022 vs 2021
Telefónica Brazil reached 112.4 million accesses as of December 31, 2022, 13.7% higher than December 31, 2021 due to the sustained growth in the organic mobile business, in addition to the incorporation of the customer base of Oi, and the growth in FTTH, which more than offset the decline in the fixed voice business due to the continuous migration from fixed to mobile, encouraged by unlimited voice offers in the market, the contraction of the lower-value fixed broadband customer base and the loss of DTH customers as a result of the company’s strategic decision to discontinue legacy technologies.

In the mobile business, Telefónica Brazil strengthened its leadership in terms of total accesses, with an access market share of 38.9% as of December 31, 2022 (source: ANATEL) growing both in terms of contract customers (+18.2% year-on-year, +11.5% excluding Oi) and of prepaid customers (+14.6% year-on-year, -1.2% excluding Oi). Telefónica Brazil's strategy continues to be focused on strengthening the high-value customer base, reaching a 43.5% contract ex IoT market share as of December 31, 2022 (source: ANATEL). Contract commercial offers are focused on data plans, with extra data allowances subject to subscription to digital invoice, it is complete with OTT services of their choice (for example, Disney+, Netflix, Spotify, Vivo Meditação, Vivo Pay, Babbel, GoRead, among others). The Vivo Travel roaming service for voice and data is maintained in a selection of countries of America and Europe, depending on the plan. For higher-value customers, family plans are maintained, with a greater number of available apps. Additionally, Vivo Easy Prime was launched, with flexible proposals ranging from 7GB to 20GB and allowing customers to tailor their plans according to their needs. In the prepaid segment, Telefónica Brazil offers VIVO PreTurbo, which includes WhatsApp and unlimited minutes. All of this is supported by the interaction with our customers through the AURA virtual assistant in the Meu VIVO application, transforming the service channels to improve the user experience.

In the broadband business, Telefónica Brazil maintained its strategic focus on the deployment of fiber, reaching 28.6 million real estate units passed with FTTx access as of December 31, 2022, of which 23.3 million correspond to FTTH. Additionally, Telefónica Brazil continued to develop alternative deployment models to accelerate the expansion of fiber with lower CapEx and a reduced time to market. Telefónica Brazil reached 6.0 million connected homes of which 5.5 million homes connected with FTTH as of December 31, 2022, increasing 7.8% and 19.0% year-on-year, respectively. This growth offset the drop in other broadband accesses (xDSL), placing retail broadband accesses at 6.4 million as of December 31, 2022, increasing by 2.5% year-on-year.

Traditional fixed telephony accesses decreased by 6.6% year-on-year due to the aforementioned fixed-mobile substitution.
Pay TV customers fell to 1.0 million as of December 31, 2022, decreasing 13.3% year-on-year due to the strategic decision to discontinue the DTH service, whose customer base decreased 65.7% year-on-year.

Accesses 2021 vs 2020
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

In the mobile business, Telefónica Brazil maintained its leadership in terms of total accesses, with an access market share of 33.1% as of December 31, 2021 (source: ANATEL) growing both in terms of contract customers (+8.0% year-on-year) and prepaid customers (+1.9% year-on-year). Telefónica Brazil's strategy continued to focus on strengthening the high-value customer base, reaching a 36.9% contract ex IoT market share as of December 31, 2021 (source: ANATEL). Contract commercial offers were focused on Vivo SELFIE and had data plans, with extra data allowances subject to subscription to digital invoicing and a 10 GB portability bonus for one year. In addition, customers had access to the OTT services of their choice (for example, Disney+, Netflix, Spotify, Globopal, Amazon

Prime and Premiere, among others). The Vivo Travel roaming service for voice and data was maintained in a selection of countries of America and Europe, and the rest of the world, depending on the plan. For higher-value customers, Family plans had a greater number of available apps and included one to four free extra members depending on the contracted plan. Additionally, they had Vivo Easy, with flexible plans ranging from 1GB to 100GB and allowing customers to tailor their plans according to their needs. In the prepaid segment, Telefónica Brazil offered VIVO PreTurbo, which included WhatsApp and unlimited minutes and allowed customers to share data with friends. All of this was supported by the interaction with our customers through the AURA virtual assistant in the Meu VIVO application, transforming the service channels to improve the user experience.

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

The table below shows the evolution of Telefónica Brazil’s results over the past three years:

Millions of euros
TELEFÓNICA BRAZIL	2020	2021	2022	% YoY 21/20	% YoY 22/21
Revenues	7,422	6,910	8,870	(6.9%)	28.4%
Mobile Business	4,891	4,610	6,106	(5.7%)	32.4%
Handset revenues	426	415	573	(2.5%)	38.2%
Fixed Business	2,531	2,300	2,764	(9.1%)	20.2%
Other income	325	474	416	45.5%	(12.3%)
Supplies	(1,252)	(1,216)	(1,783)	(2.9%)	46.7%
Personnel expenses	(792)	(799)	(1,097)	0.9%	37.3%
Other expenses	(2,515)	(2,231)	(2,674)	(11.3%)	19.8%
OIBDA	3,188	3,138	3,732	(1.6%)	18.9%
Depreciation and amortization	(1,965)	(1,918)	(2,369)	(2.4%)	23.6%
Amortization of intangible assets, depreciation of property, plant and equipment	(1,581)	(1,488)	(1,807)	(5.9%)	21.4%
Amortization of rights of use	(384)	(430)	(562)	11.9%	31.1%
Operating income	1,223	1,220	1,363	(0.2%)	11.7%
CapEx	1,372	2,069	1,795	50.8%	(13.2%)
OIBDA-CapEx	1,816	1,069	1,937	(41.1%)	81.2%
Analysis of results 2022 vs 2021
In 2022, revenues totaled 8,870 million euros, growing by 28.4%, mainly due to the increase in service revenues driven by the appreciation of the Brazilian real, Vivo's existing customer base with respect to the rest of the segment's mobile business, the addition of the business acquired from Oi, as well as the results of businesses associated with new technologies (FTTH, IPTV and Digital Services), which offset the erosion of revenues associated with voice and traditional fixed accesses.

•Mobile business revenues totaled 6,106 million euros in 2022, increasing by 32.4% mainly because of the appreciation of the Brazilian real, higher commercial activity and the addition of accesses from Oi.

•Fixed business revenues totaled 2,764 million euros in 2022, growing by 20.2% mainly related to the appreciation of the Brazilian real and higher FTTH and IT revenues.

Mobile ARPU increased by 12.9% year-on-year on the back of the appreciation of the Brazilian real.

TELEFÓNICA BRAZIL	2020	2021	2022	% YoY 21/20	% YoY 22/21
ARPU (EUR)	4.7	4.2	4.7	(12.3%)	12.9%
Prepay	2.2	2.0	2.3	(12.2%)	17.7%
Contract (1)	8.4	7.4	8.3	(12.3%)	12.3%
Data ARPU (EUR)	3.7	3.1	3.7	(15.5%)	20.2%
(1) Excludes IoT.

The total amount of supplies, personnel expenses and other expenses (mainly external services and taxes) amounted to 5,554 million euros in 2022, increasing 30.8% year-on-year. This increase was mainly attributable to the impact of the appreciation of the Brazilian real, higher personnel expenses, expenses resulting from the higher handset sales (including sale commissions) due to higher commercial activity, as well as the addition of the business acquired from Oi.
•Supplies amounted to 1,783 million euros in 2022, increasing 46.7% year-on-year compared to 2021. This increase was mainly attributable to higher commercial activity and the impact of the appreciation of the Brazilian real.
•Personnel expenses amounted to 1,097 million euros in 2022, increasing 37.3% year-on-year compared to 2021, affected by the appreciation of the Brazilian real, a higher-than-expected salary increase, due to inflation, and higher commercial activity in B2B.
•Other expenses amounted to 2,674 million euros in 2022, increasing 19.8% year-on-year compared to 2021, affected by the impact of the appreciation of the Brazilian real, partially offset by cost efficiencies due to digitalization.

OIBDA stood at 3,732 million euros in 2022, increasing 18.9% year-on-year.

Depreciation and amortization amounted to 2,369 million euros in 2022, increasing 23.6% principally due to the appreciation of the Brazilian real, the acquisition of new 5G licenses in 2021 and the consolidation of the Oi assets.

Operating income amounted to 1,363 million euros in 2022, increasing 11.7%. This variation is due to the impact of the appreciation of the Brazilian real, greater commercial activity and the integration of Oi's accesses.

Analysis of results 2021 vs 2020
In 2021, revenues totaled 6,910 million euros, down 6.9%, mainly due to the depreciation of the Brazilian real (impacting the evolution by -9.0 p.p.). The decrease was partially offset by the increase in service revenues driven by the mobile business and by businesses associated with new technologies (FTTH, IPTV and Digital Services) and the sale of handsets, which offset the erosion of revenues associated with voice and traditional accesses.

•Mobile business revenues totaled 4,610 million euros in 2021, down 5.7% due mainly to the depreciation of the Brazilian real (impacting the evolution by -9.1 p.p.), offset in part by the increase in revenues from the mobile business and service revenues, driven by growth in the customer base, and the greater weight of contract customers in the mix, whose consumption is oriented to the use of data and other services over connectivity. Handsets sales also increased despite the temporary closing of stores due to the COVID-19 pandemic, as a result of the higher sales in digital channels.

•Fixed business revenues totaled 2,300 million euros in 2021, decreasing by 9.1% due mainly to the impact of the depreciation of the Brazilian real (impacting the evolution by -8.8 p.p.). This decrease was partially offset by the increase in broadband revenues, supported by the growth in fiber revenues, driven by the growth in the customer base.

Mobile ARPU decreased by 12.3% year-on-year due mainly to the depreciation of the Brazilian real and the fact that postpaid customer base growth was mainly in entry level rates and due to the reduction in government aid that affected top ups.
The total amount of supplies, personnel expenses and other expenses (mainly external services and taxes) amounted to 4,246 million euros in 2021, down 6.9% year-on-year. This decrease was mainly attributable to lower handset subsidies, lower sale commissions due to lower commercial activity and lower marketing costs.
•Supplies amounted to 1,216 million euros in 2021, down 2.9% year-on-year compared to 2020. This decrease was mainly attributable to foreign exchange effects (-9.4 p.p.) and tax recoveries.
•Personnel expenses amounted to 799 million euros in 2021, up 0.9% year-on-year compared to 2020. This increase was mainly attributable to inflation, partially offset by foreign exchange effects (-9.7 p.p.).
•Other expenses amounted to 2,231 million euros in 2021, down 11.3% year-on-year compared to 2020. This decrease was mainly attributable to foreign exchange effects (-8.6 p.p.), as well as lower commercial activity and advertising expenses.
OIBDA was 3,138 million euros in 2021, decreasing 1.6%.
Depreciation and amortization amounted to 1,918 million euros in 2021, decreasing 2.4% affected by the depreciation of the Brazilian real (-9.4 p.p.), offset in part by the higher investments.
Operating income amounted to 1,220 million euros in 2021, decreasing 0.2% affected by the provision for contingencies (154 million euros) and the depreciation of the Brazilian real (-8.9 p.p.), partially offset by the positive impact of the judicial decisions of the Brazilian Supreme Court recognizing the right to deduct the state tax on goods and services (ICMS) from the calculation of the basis of the Social Integration Program-PIS (Programa de Integração Social) and the Financing of Social Security- COFINS (Contribuição para Financiamiento da Seguridade Social) (243 million euros) and the gain from the establishment of FiBrasil (90 million euros).

TELEFÓNICA HISPAM
The table below shows the evolution of accesses of Telefónica Hispam over the past three years as of December 31 of such years:

ACCESSES
Thousands of accesses	2020	2021	2022	% YoY 21/20	% YoY 22/21
Fixed telephony accesses (1)	7,835.0	7,034.1	6,375.7	(10.2%)	(9.4%)
Broadband	5,447.3	5,756.9	6,030.6	5.7%	4.8%
UBB	3,695.0	4,432.2	5,155.0	20.0%	16.3%
FTTH	3,417.6	4,259.0	5,053.9	24.6%	18.7%
Mobile accesses	92,204.5	94,612.6	95,579.7	2.6%	1.0%
Prepay	66,206.7	66,075.3	65,340.7	(0.2%)	(1.1%)
Contract	22,000.2	23,799.6	24,771.9	8.2%	4.1%
IoT	3,997.6	4,737.6	5,467.2	18.5%	15.4%
Pay TV	2,856.8	2,905.3	2,899.8	1.7%	(0.2%)
IPTV	577.7	913.2	1,384.7	58.1%	51.6%
Retail Accesses	108,488.6	110,395.5	110,958.9	1.8%	0.5%
Total Accesses	108,509.1	110,414.7	110,970.7	1.8%	0.5%
Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.

Accesses 2022 vs 2021

Telefónica Hispam's total accesses amounted to 111.0 million as of December 31, 2022 (+0.5% year-on-year), as a result of the increase in mobile and FTTH accesses.
Mobile accesses amounted to 95.6 million, increasing by 1.0% y-o-y mainly due to the higher postpay customer base.
•Contract accesses increased by 4.1% year-on-year due to the increase in accesses in Mexico (+14.7%), Colombia (+8.4%) and Ecuador (+6.3%), partially offset by the decrease in Venezuela (-6.3%). This evolution was mainly driven by the commercial activity recovery and the attractive commercial offers.
•Prepay accesses decreased by 1.1% year-on-year, with a net loss of 735 thousand accesses as of December 31, 2022. The year-on-year accesses evolution was greatly impacted by the loss of accesses in Mexico (-921 thousand accesses) due to a higher number of disconnected non-active customers. In addition, accesses in Argentina decreased by 696 thousand. The year-on-year decrease was partially offset by an increase in accesses in Colombia (+1.3 million accesses), and to a lesser extent Ecuador (+155 thousand accesses).

Fixed accesses stood at 6.4 million as of December 31, 2022 (-9.4% year-on-year) with a net loss of 658 thousand accesses due to the continued erosion of the traditional fixed business.

Fixed broadband accesses amounted to 6.0 million as of December 31, 2022 (+4.8% year-on-year). The penetration of FBB accesses over fixed accesses stood at 94.6% (+12.7 p.p. y-o-y), as a result of the focus on Ultra Broadband (UBB) deployment in the region reaching 5.2 million connected accesses (+16.3% y-o-y) and 18.8 million premises. The penetration of UBB accesses over fixed broadband accesses stood at 85.5% (+8.5 p.p. y-o-y).
Pay TV accesses stood at 2.9 million as of December 31, 2022, with a decrease of 0.2% y-o-y as a result of the net loss of 5.5 thousand customers, mainly as a result of the lower Direct-To-Home (DTH) technology accesses (-366 thousand accesses) due to the change in commercial strategy as well as the lower cable access base (-111.5 thousand accesses), partially offset by the increase in IPTV accesses (+471.5 thousand accesses), in which the Company is placing strategic focus.

Accesses 2021 vs 2020
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

Fixed broadband accesses amounted to 5.8 million as of December 31, 2021 (+5.7% year-on-year). The penetration of FBB accesses over fixed accesses stood at 81.8% (+12.3 p.p. y-o-y), as a result of the focus on UBB deployment in the region reaching 4.4 million connected accesses (+20% y-o-y) and 14.5 million premises. The penetration of UBB accesses over fixed broadband accesses stood at 77.0% (+9.2 p.p. y-o-y).

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

The table below shows the evolution of Telefónica Hispam's results over the past three years:

Millions of euros
TELEFÓNICA HISPAM	2020	2021	2022	% YoY 21/20	% YoY 22/21
Revenues	7,922	8,362	9,141	5.5%	9.3%
Mobile Business	5,070	5,444	6,003	7.4%	10.3%
Handset revenues	1,111	1,398	1,541	25.8%	10.2%
Fixed Business	2,836	2,907	3,138	2.5%	7.9%
Other income	253	582	448	130.3%	(23.0%)
Supplies	(2,466)	(2,856)	(3,384)	15.8%	18.5%
Personnel expenses	(999)	(1,174)	(1,201)	17.6%	2.3%
Other expenses	(3,720)	(3,196)	(3,046)	(14.1%)	(4.7%)
OIBDA	990	1,718	1,958	73.5%	14.0%
Depreciation and amortization	(2,274)	(1,873)	(1,799)	(17.6%)	(3.9%)
Amortization of intangible assets, depreciation of property, plant and equipment	(1,826)	(1,451)	(1,345)	(20.5%)	(7.3%)
Amortization of rights of use	(448)	(422)	(454)	(5.9%)	7.6%
Operating income (loss)	(1,284)	(155)	159	(87.9%)	c.s.
CapEx	833	978	1,058	17.4%	8.1%
OIBDA-CapEx	157	740	900	370.7%	21.6%
c.s.: change of sign

Analysis of results 2022 vs 2021
Revenues amounted to 9,141 million euros in 2022, increasing 9.3% year-on-year. This increase was attributable mainly to the foreign exchange effects (+4.7 p.p.) and revenue growth due to handset sales, B2C (Business to Customer) especially postpaid and B2B (Business to Business) service revenue evolution as well as higher fixed voice revenues, broadband and new services.

Mobile business revenues amounted to 6,003 million euros in 2022, increasing 10.3% year-on-year. This increase was due mainly to foreign exchange effects (+5.5 p.p.) and revenue growth through handset sales as result of commercial activity recovery and higher postpaid revenues in B2C. The performance by country was as follows:
•In Argentina, mobile revenues amounted to 1,378 million euros in 2022, increasing 2.7% year-on-year. This growth was mainly due to higher service revenues due to the increase in accesses and continued tariff upgrades.

•In Chile, mobile revenues amounted to 969 million euros in 2022, decreasing 3.3% year-on-year due to the lower handset revenues and prepaid mobile revenues, partially offset by higher postpaid revenues.

•In Peru, mobile revenues amounted to 923 million euros in 2022, increasing 21.3% year-on-year, benefitting from the foreign exchange effects which increased growth by 14.7 percentage points and by higher service revenues, as result of the higher postpaid client base, and the price increase carried out in 2022. The higher revenues were to a lesser extent also impacted by handset revenues, as a result of the higher commercial activity.

•In Colombia, mobile revenues amounted to 891 million euros in 2022, increasing 11.8% year-on-year, due to the higher handset revenues, postpaid revenues and prepaid B2C revenues due to higher commercial activity and favorable churn evolution. The higher revenues were also impacted by higher interconnection and international roaming revenues.

•In Mexico, mobile revenues amounted to 1,172 million euros in 2022, increasing 16.1% year-on-year, due to higher service revenues as a result of the good performance of postpaid B2C and to a lesser extent due to higher handset revenues.

Fixed business revenues amounted to 3,138 million euros in 2022, increasing 7.9% year-on-year. This growth was due to foreign exchange effects (+3.2 p.p.) and higher broadband, new services, access and voice revenues in Colombia, Chile and Peru that more than offset the decrease in TV revenues in Peru.
The total amount of supplies, personnel expenses and other expenses (mainly external services and taxes) amounted to 7,631 million euros in 2022, up 5.6% year-on-year. This increase was mainly attributable to foreign exchange effects, the reported variation of companies in hyperinflationary countries and higher network costs.
•Supplies amounted to 3,384 million euros in 2022, up 18.5% year-on-year compared to 2021. This increase was mainly attributable to higher direct costs related to our network and to foreign exchange effects (+5.1 p.p.).
•Personnel expenses amounted to 1,201 million euros in 2022, up 2.3% year-on-year compared to 2021. This increase was mainly attributable to the reported variation of companies in hyperinflationary countries (+3.6 p.p.) and foreign exchange effects (+2.7 p.p.), partially offset by the year-on-year decrease in restructuring costs in the region (-6.4 p.p.) and operational efficiencies.
•Other expenses amounted to 3,046 million euros in 2022, down 4.7% year-on-year compared to 2021. This decrease was mainly attributable to higher goodwill impairment in Peru in 2021 compared to the asset impairment in Argentina in 2022 (-9.9 p.p.) and efficiency projects.
OIBDA reached 1,958 million euros in 2022, increasing 14.0% year-on-year.

Depreciation and amortization amounted to 1,799 million euros in 2022, decreasing 3.9% year-on-year. The decrease was mainly attributable to the lower depreciation and amortization base resulting from the transformation of the operational model in Telefónica Mexico (-3.5 p.p.) and, to a lesser extent, the lower depreciation and amortization base in Telefónica Chile.

Operating Income (OI) was 159 million euros in 2022 (compared to a loss of 155 million euros in 2021). This result is mainly explained by the lower depreciation and amortization base in Telefonica Mexico due to the transformation of the operational model, the recording of goodwill impairment in 2021 (relating to Telefónica del Perú) in a greater amount than the other assets impairment recorded in 2022 (relating to Telefónica Argentina), the higher restructuring costs in the region in 2021 than in 2022 and the reported variation of companies in hyperinflationary countries, partially offset by higher capital gains on sales of fiber optic assets in 2021 than in 2022.

Below is additional information by country:
•In Argentina, operating loss was 270 million euros in 2022 (operating loss of 116 million euros in 2021). The y-o-y evolution was impacted by the other assets impairment and the higher depreciation and amortization recorded in 2022, which more than offset the higher revenues.

•In Chile, operating income was 179 million euros in 2022, decreasing 69.4% year-on-year from 583 million of operating income in 2021. The year-on-year evolution was mainly due to the capital gain on sales of fiber optic assets in 2021, despite the positive impact of the capital gain on the sale of the data center in 2022, higher revenues and lower amortizations.

•In Peru, operating income was 60 million euros in 2022 (compared to an operating loss of 56 million euros in 2021). This performance is mainly due to higher revenues and expenses efficiencies, offset in part by the increase in depreciation and amortization.

•In Colombia, operating income reached 261 million euros in 2022 (compared to 99 million euros in 2021), as a result of a revenues increase, non-commercial cost efficiencies and lower depreciation and amortization.

•In Mexico, operating loss was 176 million euros in 2022 (compared to an operating loss of 339 million euros in 2021). The better performance was due in part to the lower depreciation and amortization base resulting from the transformation of the operational model in Mexico.

Analysis of results 2021 vs 2020
Revenues amounted to 8,362 million euros in 2021, increasing 5.5% year-on-year. This increase was attributable in part to the reported variation of companies in hyperinflationary countries (+4.2 p.p.) and revenues growth through handset sales, B2C and B2B service revenues evolution, and broadband, new services and TV fixed revenues improvement, offset in part by the foreign exchange effects (-3.9 p.p.).
Mobile business revenues amounted to 5,444 million euros in 2021, increasing 7.4% year-on-year. This increase was due in part to the reported variation of companies in hyperinflationary countries (5.2 p.p.) and revenues growth through handset sales as a result of commercial activity recovery and higher postpaid and prepaid revenues in B2C, offset in part by the foreign exchange effects (-3.2 p.p.). The performance by country was as follows:
•In Argentina, mobile revenues amounted to 1,342 million euros in 2021, increasing 23.4% year-on-year. This growth was mainly due to higher service revenues resulting from continued tariff upgrade in line with inflation.
•In Chile, mobile revenues amounted to 1,002 million in 2021, increasing 8.1% year-on-year, due to higher handset revenues and mobile service and mobile broadband revenues growth recovery, offset in part by the depreciation of the Chilean peso.
•In Peru, mobile revenues amounted to 761 million euros in 2021, decreasing 0.4% year-on-year, mainly driven by revenues recovery through handset sales, as a result of the higher commercial activity, and higher service revenues leveraged on a higher average revenue per client and a favorable disconnections evolution, offset to a great extent by the depreciation of the Peruvian nuevo sol.
•In Colombia, mobile revenues amounted to 797 million euros in 2021, increasing 4.3% year-on-year, driven by higher handset revenues, postpaid B2C revenues due to higher commercial activity and a favorable churn evolution, higher prepaid B2C revenues and interconnection mobile revenues, offset in part by the depreciation of the Colombian peso.
•In Mexico, mobile revenues amounted to 1,010 million euros in 2021, decreasing 2.2% year-on-year, due to the lower interconnection tariffs, which adversely affected the wholesale business, the decrease in international traffic, and lower prepaid and B2B commercial activity, partially offset by the positive postpaid revenues evolution and the appreciation of the Mexican peso.
Fixed business revenues amounted to 2,907 million euros in 2021, increasing 2.5% year-on-year. This increase was due in part to the reported variation of companies in hyperinflationary countries (specifically, Argentina), which increased growth by 2.3 percentage points, higher broadband and new services as well as TV revenues in Colombia, Chile and Peru which offset the decline in accesses and voice revenues and the adverse impact of foreign exchange effects.
The total amount of supplies, personnel expenses and other expenses (mainly external services and taxes) amounted to 7,226 million euros in 2021, up 0.6% year-on-year. This increase was mainly attributable to higher direct costs associated with our network and the reported variation of companies in hyperinflationary countries, partially offset by foreign exchange effects.
•Supplies amounted to 2,856 million euros in 2021, up 15.8% year-on-year compared to 2020. This increase was mainly attributable to higher direct costs related to our network and the reported variation of companies in hyperinflationary countries (+4.7 p.p.), partially offset by foreign exchange effects (-4.0 p.p.).
•Personnel expenses amounted to 1,174 million euros in 2021, up 17.6% year-on-year compared to 2020. This increase was mainly attributable to restructuring costs in the region (+16.2 p.p.).
•Other expenses amounted to 3,196 million euros in 2021, down 14.1% year-on-year compared to 2020. This decrease was mainly attributable to the decrease in goodwill impairment between 2020 and 2021 (-13.5 p.p.).
OIBDA reached 1,718 million euros in 2021, increasing 73.5% year-on-year.

Depreciation and amortization amounted to 1,873 million euros in 2021, decreasing 17.6% year-on-year. The decrease was mainly attributable to the lesser impact in 2021 than in 2020 of the accelerated amortization and depreciation resulting from the transformation of the operational model in the operator (-10.2 p.p.) and, to a lesser extent, the foreign exchange effects (-2.7 p.p.).
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
Below is additional information by country:
•In Argentina, operating loss was 116 million euros in 2021 (operating income of 4 million euros in 2020). The y-o-y evolution in the operating loss was impacted by higher costs, offset in part by the decrease in depreciation and amortization.
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
•Internet and broadband multimedia services: the principal Internet and broadband multimedia services include Internet provider service; portal and network services; retail and wholesale broadband access through ADSL, narrowband switched access and other technologies. Telefónica also offers high-speed Internet services through fiber to the home (FTTH) in certain markets (primarily Spain, Brazil, Chile and -through VMO2- the United Kingdom) and VDSL-based services (primarily Spain and Germany). Telefónica also offers VoIP services in some markets.
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
◦Smart Services: end-to-end solutions that include "device + connectivity + application". These business-to-business solutions are mainly aimed at (i) the mobility management of vehicles, assets and/or people, (ii) the support of the retail and industrial sectors and (iii) the efficient management of energy and water consumption.
◦Consumer IoT: products focused on the B2C segment, including end-to-end services around the person (e.g., connected cars, trackers).
•Financial services and other payment services: These services provide customers with access to consumer credit and payment cards.
•Security services: Digital acceleration is a process that creates multiple opportunities but also increases challenges for the security ecosystem of the business. Therefore, in a world where cyber threats are inevitable, as managed security services providers, we focus on prevention, detection, and appropriate response to reduce attacks, protect digital services, and thus promote the cyber security resilience of our clients' business. All this is supported by a team of multidisciplinary security professionals and a portfolio that includes the following services: Network security, Managed Security, Data protection, Cloud security, IoT/OT Security, Identity and Access Management and Professional Services.
•Cloud services: Telefónica offers a wide range of Cloud solutions, mostly through Telefonica Tech, designed according to the needs of each client accelerating their journey to the cloud. The value proposition includes: (i) Secure Cloud Connectivity: services that increase the performance and security of the business connectivity (SD-WAN, SD-BRANCH, SDLAN - Cloud Wifi, SASE); (ii) Hybrid Cloud: improves IT workloads, data and, applications management (from on-premises data centres to VDC, public cloud or hybrid solutions); (iii) Future of Workplace: secure digitization of the workforce (Productivity, Unified Comms, Business Apps, Virtualization, Terminal Management); and (iv) Consultancy, Professional Services and Managed Services.
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
•Customer Experience: Refers to the omnichannel digital experience (including the Novum app but also other digital channels) and its development, guiding the Telefónica customer through his or her life cycle, adapting the digital experience to every moment's necessity using personalization capabilities.
•Aura: is an artificial-intelligence ("AI") ecosystem designed to improve communication between the Telefónica Group and its customers. Its aim is to address customer needs and provide them with relevant information related to the company, potentially in any area where Telefonica offers services such as answering questions about telecommunications services, offering financial service proposals, or making recommendations about television or connection offerings. To foster a relationship with customers, Aura will offer the creation of conversational bots using its own infrastructure, with a private and transparent data approach by design. Additionally, to generate useful information, Aura will provide its own AI model execution platform with the goal of enhancing the information provided to customers.
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
•Living Apps: A platform that allows Telefónica's business units and partners to create relevant home experiences for our users, beyond the consumption of TV content, adding value to core businesses (and growth to Telefónica, opening new business opportunities.
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
•Solar 360: In March 2022 Repsol and Telefónica Spain created a joint venture to develop the solar self-consumption business. The new company started to operate in June 2022 launching Solar360, offering a comprehensive self-consumption solution to private customers, communities of neighbors and companies, SMEs, and large companies, through solar panel installation. The offer will be customized for each type of customer according to their level and habits of consumption, seeking to maximize savings on their current electricity bill. It will include a mobile application for the control of the installation and the continuous optimization of energy expenditure, personalized financing for each type of consumer and other value-added services linked to the solar panel installation.
•Phoenix: A digital sales platform that allows customers to receive a personalized offer to renew their device and process the purchase in a simple and fully digital checkout. When customers are eligible to renew their device or expand their devices ecosystem with Telefonica, a customized offer is sent via the usual communication channels (SMS, MMS, emailing, Novum/Digital experience app). Once the customer chooses among the selected proposed portfolio a number of payment and logistics options can be chosen to complete a convenient “few-clicks” device renewal.

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
Security Strategy and Framework
The digital ecosystem has facilitated the access of companies and users to a large amount of information, multiplying the ease and speed at which this information can be transmitted between different networks, companies, and countries. This volume of data implies an important advancement opportunity for society, but also a significant responsibility for companies that, like Telefónica, manage considerable amounts of personal, anonymous, or aggregate information. In addition to threats to the integrity and privacy of data, Telefónica may face network interruptions which could affect the quality of, or cause interruption to, the provision of its services. See “Item 3. Key Information—Risk Factors—Risks Related to Telefónica’s Business Activities——The Telefónica Group's strategy, which is focused on driving new digital businesses and providing data-based services, involves exposure to risks and uncertainties arising from data privacy regulation”, “—Operating Risks—Information technology is key to the Group's business and is subject to cybersecurity risks" and “—Operating Risks—Climate change, natural disasters and other factors beyond the Group's control may result in physical damage to our technical infrastructure that may cause unanticipated network or service interruptions or quality loss or otherwise affect the Group’s business”.
To address these risks, the Group has adopted various lines of action which are led by its Security and Intelligence area. The head of Security and Intelligence is the Global Director of Security and Intelligence who has been delegated the authority and responsibility by the Company’s Board of Directors to establish the global strategy for this area. He leads the development and monitors the implementation of the policy framework and global initiatives in the area of Security, and reports to the Board of Directors through the Audit and Control Committee and the Sustainability and Quality Committee. The director will propose those to be appointed as local Security Officers for each Telefónica Group company, who shall be submitted to the decision of the corresponding administrative or management bodies of the companies. For purposes of government and coordination, we have a Global Security Committee presided by the Global Director of Security and Intelligence, in which the heads of our business areas (including Compliance, Auditing, Legal, Technology and Operations and Human Resources) and the Security Officers of each country participate, in addition to local Security Subcommittees, that collaborate in the definition of global strategic initiatives and guidelines and implement them in each country. In addition, Telefónica has a Security Advisory Board made up of external experts in the field of security and intelligence, with the aim of contributing with best practices and improving efficiencies of capabilities and procedures and raising the quality of our strategy in these matters. Finally, we have a Digital Security Committee, in which several members of the Executive Committee of the Company participate, that establishes our risk posture in respect of the main threats we face and monitors the key strategic and operational aspects of digital security.
We have two main lines of action:
1.Operational security, business continuity and supply chain security: Some of the initiatives adopted are the following:
•Business continuity: Our business continuity groups maintain and update standardized continuity plans, using digital tools to improve disaster recovery in order to provide a global vision of the risks we face and the management thereof.
•Crisis management: Because of the COVID-19 pandemic, the crisis management protocol was strengthened. The global crisis management plan is implemented in all the Business Units of the Telefónica Group, with a common management model, a standard architecture, digitalized crisis alert processes and training for critical employees. The Business Continuity offices have continued reviewing crisis management procedures and identifying the most relevant processes, to ensure that they are robust enough to guarantee the resilience of the Company.
•Supply chain security: The integral security of products and services is necessarily supported by the strengthening of security controls in the complete cycle of the supply chain, specifically in the security of Telefónica Group suppliers. For this purpose, we have homogenized security controls in place at all different stages of the procurement process of products, equipment, and services, working in an integrated manner among the areas of security, financial control, procurement, technology and operations to ensure that suppliers and partners comply with the security controls required by Telefónica’s own regulations, any other regulatory requirements and best practices in the industry.
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
•Cybersecurity, vulnerability management and security breaches: We are proactive with regards to cybersecurity, vulnerability management and security breaches. We have a network of Incident Response Centers (CSIRT) at a global level, that works in a coordinated way to identify and analyze the risks of potential cyberthreats, monitor serious vulnerabilities in our most critical technological assets, establish relationships with other national and international CSIRTs / Computer Emergency Response Teams (CERTs) from both the public and private sectors, detect potential security incidents that may affect the technological assets of the Group and respond to and manage any security incidents that may affect the Group. We have public mailboxes, both globally and locally, available to any user and designed for the reporting of any vulnerability or threat that could affect Telefónica’s technological infrastructure. We also operate a vulnerability detection (bug-bounty) program with select leading companies within the industry.
When the impact or consequences of an incident or vulnerability threaten the continuity of one or several critical processes or services or the reputation of the Group the corresponding Business Continuity Plan is activated. The Global Crisis Management System aims to ensure our preparedness to manage such incidents or vulnerabilities by facilitating the coordination, communication, and collaboration of all the areas involved to help ensure operational normality is restored in the shortest possible time and with the least possible impact.
During 2022, all identified security incidents were managed pursuant to our existing protocols for responding to incidents, and with the appropriate communication to regulatory bodies in cases where personal data was involved. None of these incidents were considered to be material by the Group.
Lessons learned from incidents constitute a fundamental part of a feedback process designed to facilitate security improvement projects, with regards to processes, capabilities, and technological platforms.
Security measures related to remote access and teleworking were strengthened during the previous years due to the situation caused by COVID-19 pandemic.
Awareness in the security area is of great relevance for the Telefónica Group. We have in place a global digital security course, phishing simulation campaigns and security awareness surveys, and specific training programs continued to be imparted to special focus groups and managers.
Finally, we maintain, both locally and globally, various insurance programs to mitigate the impact of a potential incident. Specifically, we have coverage for cybersecurity risks that cause loss of income, loss of customers, extra costs or digital asset recovery expenses, and coverage for errors and technological omissions in the case of potential claims against us for damages caused to customers and third parties. These insurance policies are subject to certain loss limits, deductions and exclusions and we can provide no assurance that all losses related to a cybersecurity incident will be covered under our policies.
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
Our subsidiaries and our former subsidiary Telefónica UK Ltd. were party to the following roaming agreements with Iranian telecommunication companies in 2022:
1.Telefónica Móviles España S.A. (“TME”), our Spanish directly wholly-owned subsidiary, has respective roaming agreements with (i) Mobile Telecommunication Company of Iran (“MTCI”), (ii) Taliya (“Taliya”) and

(iii) Telecommunication Kish Co (“TKC”). During 2022 TME recorded the following revenues related to these roaming agreements: (i) 56,994 euros from MTCI, (ii) no revenues from Taliya and (iii) no revenues from TKC.
2.Telefónica Germany GmbH & Co. OHG (“TG”), our German 70.5% indirectly-owned subsidiary, has respective roaming agreements with (i) MTCI and (ii) Irancell. During 2022 TG recorded the following revenues related to these roaming agreements: (i) no revenues from MTCI and (ii) 5,685 euros from Irancell.
3.Telefónica UK Ltd (“TUK”), our former English directly wholly-owned subsidiary, has a roaming agreement with Taliya. TUK ceased to be our subsidiary upon the establishment of VMO2 on June 1, 2021, to which it was contributed. During 2022 TUK recorded no revenues from Taliya.
4.Telefónica Brasil S.A. (“Telefónica Brasil”), our Brazilian 74.2% indirectly-owned subsidiary, has a roaming agreement with Irancell. During 2022, Telefónica Brasil recorded 559,37 U.S. dollars in roaming revenues from Irancell under this agreement.
5.Pegaso PCS S.A. de C.V. (“PCS”), our Mexican directly wholly-owned subsidiary, has a roaming agreement with Irancell. During 2022 PCS recorded 185,30 euros in roaming revenues from Irancell under this agreement.
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
Additionally, during 2022, Telefónica Germany GmbH & Co. OHG (“TG”), our German 70.58% indirectly-owned subsidiary, had retail mobile phone and internet contracts with two customers in Germany identified in the lists administered by OFAC as sanctioned pursuant to Executive Order 13224 and Executive Order 13382. During 2022, TG recorded the following revenues related to those two agreements: 300 euros under each of them. Both agreements are in the process of being terminated before May 2023. The provision of the relevant services by TG was in compliance with applicable laws.

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
See Note 8 to the Consolidated Financial Statements for information on the year-on-year decrease in “Property, plant and equipment” from 22,725 million euros as of December 31, 2021 to 23,714 million euros as of December 31, 2022.
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
•introduction of fiber access technologies (xPON) across different deployment scenarios: fiber to the home (FTTH), fiber to the building (FTTB), fiber to the curb (FTTC), fiber to the node (FTTN), etc., increasing the customer access speed up to 1 Gbps;
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
Mobile Networks
We operate mobile networks in Spain, the United Kingdom (through VMO2), Germany, Brazil, Argentina, Venezuela, Chile, Peru, Colombia, Mexico, Ecuador and Uruguay. Telefónica also provided these services in

Guatemala (until January 24, 2019), Nicaragua (until May 16, 2019), Panama (until August 29, 2019), Costa Rica (until August 9, 2021) and El Salvador (until January 13, 2022). For additional information, see "-History and Development of the Company-Overview”. In addition, Telefónica entered in 2019 into an agreement with AT&T to access AT&T’s last mile wireless capacity in Mexico. Through this agreement, Telefónica gains access to capacity on AT&T’s 3G and 4G access network and any future access network technologies nationwide, while maintaining its transport network and all of its platforms in such country. The migration of the traffic to the AT&T access network was completed during 2022. For additional information on the Wholesale Agreement, see “Item 10. Additional Information—Material Contracts—Wholesale Access Services Agreement with AT&T Mexico”.
We use a number of mobile technologies in the countries in which we operate, namely: GSM, UMTS, LTE and 5G. 5G is currently solely being used in Spain, the United Kingdom, Germany, Brazil and Chile, countries where it is in a halfway phase of deployment. We continue the work of upgrading our mobile networks in line with market trends, the demand of new services from customers and the evolution of technologies. The main steps we are currently taking include:
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
Submarine cables
We are one of the world’s largest submarine cable infrastructure companies. Through Telxius, we continue to expand our global ecosystem of digital infrastructure based on more than 80,000 km of high-capacity fiber optic submarine cables. As of the date of this Annual Report, we hold a 70% beneficial interest in Telxius following the completion of the transaction with Taurus (described in “―History and Development of the Company―Recent Developments”). In addition, we own around 20 submarine domestic cables in Spain.
There are submarine cable connections linking Europe, The Americas and Africa which are jointly owned by us and other telecom operators. The SAm-1 cable, fully owned by Telxius, has a length of approximately 25,000 kilometers and links different countries such as the United States, Puerto Rico, Ecuador, Guatemala, Peru, Chile, Brazil, Argentina and Colombia.
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
In 2022 the Telefónica Group is reporting financial information, both internally and externally, according to the following segments: Telefónica Spain, VMO2, Telefónica Germany, Telefónica Brazil and Telefónica Hispam (formed by the Group's operators in Colombia, Mexico, Venezuela, Ecuador, Argentina, Chile, Peru and Uruguay).
During 2021, compared to 2020, the Telefónica Group changed its reporting segments as follows:
•On June 1, 2021, upon the establishment of VMO2 (whose results are accounted for under the equity method), the former Telefónica United Kingdom segment was replaced by the new VMO2 segment (see Notes 2 and 10 to the Consolidated Financial Statements). The Group’s consolidated results for the year ended December 31, 2021 include the consolidation of Telefónica United Kingdom from January 1 to June 1, and the equity accounting of 50% of the net result of VMO2 from June 1 to December 31 (see Note 10 to the Consolidated Financial Statements). The gain registered upon the establishment of VMO2, amounting to 4,460 million euros (see Notes 2 and 23 to the Consolidated Financial Statements), is recorded under "Other companies". The VMO2 segment information included in this Annual Report is presented under management criteria, and shows 100% of VMO2’s results. In addition, information included in this Annual Report on the accesses of the Group and the VMO2 segment as of December 31, 2022 and December 31, 2021 includes 100% of the accesses of VMO2. Telefónica’s actual percentage ownership of VMO2 is 50%.
Since it is not practicable to restate the historical segment financial information to reflect this change, in this Annual Report, the relevant segment discussions consist of (i) for purposes of the 2022-2021 period-on-period discussions, an analysis of the results of our VMO2 segment (which, for purposes of 2022, consists of the results obtained by VMO2 from January 1 to December 31, 2022, and, for purposes of 2021, consists of the results obtained by VMO2 from June 1 (the date on which VMO2 was established) to December 31, 2021), and (ii) for purposes of the 2021-2020 period-on-period discussions, an analysis of the results of our former Telefónica United Kingdom segment (which, for purposes of 2021,consists of the results obtained in the first five months of the year, until the establishment of VMO2 and the elimination of the Telefónica United Kingdom segment).
•The Telxius Group ceased to be a reporting segment in 2021 as a result of the sale of the telecommunications towers divisions in Europe and Latin America to American Tower Corporation (see Note 2 to the Consolidated Financial Statements). The Telxius Group’s results as well as the gain obtained for the sale of the telecommunications towers divisions, amounting to 6,099 million euros (see Notes 2 and 22 to the Consolidated Financial Statements) were recorded under "Other companies".
The segments referred to above include the information related to the fixed, wireless, cable, data, Internet and television businesses and other digital services provided in each related region. Inter-segment transactions are carried out on an arm's-length basis.
Information relating to other Group companies not specifically included in the segments referred to above is reported under "Other companies" (see Appendix I to the Consolidated Financial Statements), which includes Telefónica, S.A. and other holding companies, as well as companies whose main purpose is to provide cross-sectional services to Group companies, and other operations not included in the segments. The Incremental Group and BE-terna Group, acquired in March and June of 2022 (see Note 5 to the Consolidated Financial Statements), respectively, are reported within "Other companies". "Other companies" also includes the share of results of investments accounted for by the equity method corresponding to the fiber optic companies incorporated in 2021 and 2022 (see Note 10).

    The Group centrally manages borrowing activities, mainly through Telefónica, S.A. and other companies included in "Other companies" (see Note 19, Appendix III and Appendix V to the Consolidated Financial Statements), so most of the Group's financial assets and liabilities are reported under "Other companies". In addition, Telefónica, S.A. is the head of the Telefónica tax group in Spain (see Note 25 to the Consolidated Financial Statements). Therefore, a significant part of the deferred tax assets and liabilities is included under "Other companies". For these reasons, the results of the segments are disclosed up through operating income.
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
Corporate transactions
The main corporate transactions in 2022 are related to the acquisition of mobile assets of Oi Group on April 20, 2022, the acquisition of the Incremental Group on March 21, 2022, the acquisition of the BE-terna Group on June 9, 2022 (see Note 5 to the Consolidated Financial Statements) and the creation of Bluevia on December 20, 2022 (see Note 2 to the Consolidated Financial Statements).
The main corporate transactions in 2021 were related to the sale of Telxius Group’s telecommunications towers on June 1, 2021, June 3, 2021 and August 2, 2021, the closing of the transaction for the establishment of VMO2 on June 1, 2021 (see Note 2 to the Consolidated Financial Statements), the sale of Telefónica de Costa Rica on August 9, 2021 and the partial sale of InfraCo, SpA on July 1, 2021.
In particular, VMO2 was the result of the combination of Telefónica’s and Liberty Global’s operating businesses in the United Kingdom (O2 Holdings Ltd. and Virgin Media UK, respectively). Following the establishment of VMO2 on June 1, 2021, Telefónica ceased to fully consolidate the results of O2 Holdings, Ltd (and the rest of the entities that comprised its former Telefónica United Kingdom segment) in its consolidated financial statements and started to account for VMO2's results under the equity method, based on its stake in VMO2 (50%). Therefore, since June 1, 2021, the results of Telefónica’s operations in the United Kingdom are reflected under a single heading of the consolidated income statement, “Share of income of investments accounted for by the equity method”. However, the VMO2 segment information is presented under management criteria and shows 100% of VMO2’s results. For additional information on these changes and how segment information is presented in this Annual Report, see “Item 4. Information on the Company―History and Development of the Company―Business areas”.
The main corporate transactions in 2020 were related to the acquisition of 50% of the shares in Prosegur Alarmas España, S.L.by Telefónica de Contenidos, S.A.U. on February 28, 2020.
Spectrum acquisition
Spectrum acquisitions have a significant impact on our CapEx.
In 2022, these acquisitions totaled 173 million euros, mainly including 125 million euros corresponding to Colombia Telecomunicaciones and 35 million euros corresponding to Telefonica Brazil.
In 2021, these acquisitions totaled 1,704 million euros, with 706 million euros corresponding to Telefónica Brazil, 515 million euros corresponding to our former Telefónica United Kingdom segment before the establishment of VMO2 on June 1, 2021, 352 million euros corresponding to Telefónica Spain and 131 million euros corresponding to Telefónica Chile.
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
Foreign Exchange Effects and Hyperinflation in Argentina and Venezuela
Foreign exchange rates generally had a positive impact on our 2022 results, mainly due to the appreciation of various Latin American currencies (in particular the Brazilian real) against the euro. However, foreign exchange rates had a negative impact on our reported 2021 and 2020 results, mainly due to the depreciation of various Latin

American currencies (in particular the Brazilian real) against the euro. Our reported results have also been impacted by hyperinflation adjustments in Argentina and Venezuela.
For additional information on the impact of exchange rates, see “—Exchange Rate Fluctuations” and Note 2 to the Consolidated Financial Statements.
COVID-19
The COVID-19 crisis caused the greatest GDP fall of the last decades and adversely impacted the financial and operating performance of the Group in 2020 and, to a lesser extent, 2021. Among other effects, the COVID-19 crisis contributed to the depreciation of Latin American currencies against the euro. The exchange rates evolution, mainly of the Brazilian real, adversely affected the average exchange rates used to translate the financial statements of our Latin American subsidiaries in 2020 and, to a lesser extent, in 2021.

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
Please see Notes 2 and 3.o to our Consolidated Financial Statements.
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
When an impairment in the carrying amount of an asset occurs, non-scheduled write-downs are made. We perform impairment tests of identifiable intangible and other non-current assets, such as equity method investments, whenever there is reason to believe that the carrying value may exceed the recoverable amount, which is the higher of the asset’s fair value less costs to sell and its value in use. Furthermore, previously recognized impairment losses may be reversed when changes in the estimates used to determine the asset’s recoverable amount indicate that an impairment loss recognized in prior periods no longer exists or may have decreased.
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
Certain valuation techniques used for investments, such as the discounted cash flow model, require significant judgment when considering significant assumptions such as revenue growth rate, long-term EBITDA margin, long-term capital expenditure ratio, discount rate and perpetuity growth rate. For information on our impairment analysis of our equity method investment in VMO2 at the end of the year, see Note 10 to the Consolidated Financial Statements.
Goodwill arises when the cost of a business combination exceeds the acquirer’s interest in the net fair value of the identifiable assets acquired and liabilities assumed at the acquisition date. Goodwill is not amortized, but is, instead, subject to an impairment test on a yearly basis and whenever there is an indication that the goodwill may be impaired.
Non-scheduled write-downs of goodwill are made when an impairment in the carrying amount of goodwill occurs. We review, on a regular basis, the performance of our cash-generating units. We compare the carrying amount of the cash-generating unit to which the goodwill has been allocated with its recoverable amount. The determination of the recoverable amount of the cash-generating unit involves extensive use of estimates and significant management judgment is involved. Methods commonly used by us for valuations include discounted cash flow methods that require substantial judgement when considering significant assumptions about relevant performance metrics and other key variables. For more information and a sensitivity analysis of the assumptions used in our impairment tests with respect to Telefónica del Perú, Ecuador and Chile, see Note 7 to the Consolidated Financial Statements.
A significant change in the facts and circumstances that we relied upon in making our estimates may have a material impact on our operating results and financial condition. For information on the sensitivity to changes in certain significant assumptions, see Note 7 to the Consolidated Financial Statements.
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
Significant management criteria was involved in the recording of provisions relating to tax and regulatory contingencies in Brazil. See Notes 24, 25 and 29 to the Consolidated Financial Statements.
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
Operating Environment

Our results of operations are dependent, to a large extent, on the level of demand for our services in the countries in which we operate. Demand for services in those countries is affected by the performance of their respective economies, particularly household private consumption, but also gross domestic product (GDP), inflation o(CPI), current accounts, and unemployment rates.
After facing in 2020 the worst recession since World War II (-3.1% global GDP contraction), the global economy began a strong recovery process in 2021 (5.9% global GDP growth). This recovery continued in 2022 despite certain adverse events for global economic activity, such as broad-based high inflation rates and monetary tightening, the Russian invasion of Ukraine (with the associated volatility in energy markets), bottlenecks in global supply chains (partly as a result of China’s zero-COVID policy) and extreme weather events that also impacted food-related prices. Against this backdrop, most analysts forecasted a recession in Europe during the second part of 2022 and anticipated similar concerns for the U.S. economy. However, the global economy has demonstrated a high degree of resilience supported by (i) investment projects (both public and private) to recover and foster production capacity in key areas after the pandemic (ii) accommodative fiscal stances to cushion the impact of inflation on the private sector (iii) solid nominal spending against the backdrop of strong labor markets with historical lows in unemployment and (iv) high levels of savings accumulated during the pandemic lockdowns. As a result, the global economy is estimated to have grown 3.2% during 2022 according to the International Monetary Fund. By regions, the United States is estimated to have grown 1.6%, the Eurozone 3.1%, the UK 4.1%, Latin America and the Caribbean 3.5% and China only a modest 3.2%, the lowest rate in 40 years.
Spain
In 2022 the Spanish economy showed a robust degree of resilience against the headwinds it was facing. Despite the spread of the Omicron variant of the coronavirus, the Russian invasion of Ukraine (with the associated negative energy supply shock) and the normalization of monetary policy, Spain’s GDP grew 5.5% in 2022, following a 4.8% expansion in 2021 and an abrupt 10.8% decline in 2020 (compared to an annual average increase of 2.8% between 2015 and 2019). At the end of 2022, GDP was still 0.9% below pre-COVID levels. In 2022, the main contribution to GDP growth came from external demand (+2.9 p.p.) due to an apparent full recovery of the tourism sector. Internal demand contributed an additional 1.6 p.p., influenced by 5.2% investment growth, since private consumption only advanced at 1.7%, and public consumption receded 1.4%. Unemployment decreased to 12.7% at the end of the year (compared to 13.78% in 2021 and an average of 17.4% between 2015 and 2019).
Due to the energy supply shock’s impact on gas and electricity prices, supply-chain pressures, and food-related commodity increases, the 12-month inflation rate peaked during 2022 at 10.8%, although the 12-month inflation rate as of December 31, 2022, fell to 5.8% (compared to 6.5% for 2021 and an annual average of 0.9% between 2015 and 2019), due, at least in part, to fiscal measures aimed to moderate this impact. On the external front, the Spanish economy has been resilient. Despite strong growth and the decline in the balance of trade prompted by the increase in energy prices, the overall current account remained at positive levels (0.6% of GDP according to Funcas compared to 0.9% in 2021 and an annual average of 2.4% between 2015 and 2019), thanks to the external openness and competitiveness earned after the Great Financial Crisis. Fiscal balance recorded a deficit equal to 4.2% of GDP for 2022, compared to a deficit equal to 6.9% of GDP for 2021 and an annual average deficit equal to 3.6% of GDP between 2015 and 2019. However, strong nominal GDP growth contributed to a reduction of the debt-to-GDP ratio to 113.1% as of December 31, 2022, according to the Bank of Spain (compared to 118.3% as of December 31, 2021, and an average year-end ratio of 100.2% between 2015 and 2019).
United Kingdom
After the stellar 2021, when GDP growth in the UK reached 7.5% (the fastest growth among all G7 economies), UK GDP grew 4.2% in 2022, according to the British Chamber of Commerce (compared to 1.7% annual growth on average between 2015 and 2019). At the end of the third quarter of 2022, the UK’s GDP stood 2.2% above pre-pandemic level. Growth was led completely by internal demand, with private consumption advancing 4.7% and investment 5.3%. Government consumption advanced a moderate 1.9%.
The strong fiscal response that helped boost activity after pandemic lockdowns, together with global supply-chain bottlenecks and the external energy supply shock caused by Russia’s invasion of Ukraine, has impacted the British economy via inflation. The UK’s 12-month inflation rate (CPI) stood at 10.7% in November 2022 compared to 5.3% in December 2021 and 1.6% on average between 2015 and 2019. For December 2022 the Bank of England had set the main interest rate of its monetary policy operations to 3.5%, compared to 0.25% for December 2021 and 0.5% on average between 2015 and 2019. In addition, the UK is experiencing the consequences of Brexit. The UK’s current account deficit plummeted to 5.8% of GDP in 2022 according to the Office for Budget Responsibility, compared to a current account deficit of 2.6% in 2021 and an annual average deficit of 4.1% between 2015 and

2019. The country’s fiscal deficit stood at 6.9% of GDP for 2022, lower than the 8.0% of GDP deficit for 2021 but above the annual average deficit of 2.9% between 2015 and 2019. Against this backdrop, the GBP closed the year at 0.88 against the euro, compared to 0.84 as of December 31, 2021 and an annual average of 0.84 between 2015 and 2019.
Germany
After the rebound in GDP growth in 2021 of 2.7% that followed a GDP contraction of 4.6% in 2020, the German economy is estimated to have grown 1.8% in 2022 according to the Bundesbank, compared to an annual average of 1.7% between 2015 and 2019. Consequently, the German GDP stood at the end of the third quarter of 2022, 0.3% above pre-pandemic levels. The contribution of internal demand of 3.1 p.p. was partly offset by the decrease in external demand (-1.3 p.p.). Private consumption remained robust with 4.6% growth, supported by a tight labor market and high levels of savings accumulated during the pandemic, while gross fixed capital formation almost stagnated with 0.4% growth.
The 12-month inflation rate as measured by the Harmonized Index of Consumer Prices (HICP) rose from 3.6% in December 2021 to 8.6% in December 2022, compared to an annual average of 1.3% between 2015 and 2019. A low unemployment rate, which reached 2.8% in December 2022 (compared to 3.0% in December 2021 and an annual average of 3.3% between 2015 and 2019), contributed, among other factors, to the acceleration in unit labor costs growth rate from 0.6% in 2021 to 3.6% in 2022, all according to the Bundesbank.
Given the external supply shock and the country’s historical dependency on Russian gas supplies, Germany recorded for the first time a negative trade balance during the second half of 2022, which reduced its annual current account surplus from 7.4% in 2021 to 3.4% in 2022 (compared to an annual average surplus of 8.0% of GDP between 2015 and 2019). Finally, Germany’s fiscal deficit decreased to 2.8% in 2022 according to the Bundesbank, from 3.1% in 2021 (compared to an annual average surplus of 1.4% between 2015 and 2019).
Brazil
Brazilian GDP is estimated to have increased 2.7% in 2022 according to Consensus Economic Forecasts (“CFe”), reflecting mostly the end of social-distancing measures, which benefited the services sector and led to job creation, as well as fiscal stimuli. The result will be well above the -0.5% average annual growth rate between 2015 and 2019, after 5.0% growth in 2021. Brazil's GDP now stands 4.5% above pre-pandemic levels. The 12-month inflation rate, as measured by the Extended National Consumer Price Index (IPCA), was 5.8% as of December 31, 2022, above the target rate of 3.5%, but below the 12-month inflation rate of 10.1% as of December 31, 2021. The inflation decline is mostly related to tax cuts on regulated prices (fuel, electric energy and telecommunications), as well as a gradual deceleration of inflation with respect to industrial goods and services, reflecting commodity prices moderation and the initial effects of monetary policy tightening. Given the inflation scenario, the main interest rate (known as the Special System for Settlements and Custody (SELIC) rate) was increased from 9.25% at the end of 2021 to 13.75% at the end of 2022. The current account deficit would have improved by 0.8 p.p. to 2.0% of GDP in 2022 (CFe), slightly better than the annual average deficit rate of 2.6% of GDP between 2015 and 2019. Once more, the 2022 deficit was financed by capital inflows, such as foreign direct investments, despite portfolio investments outflows. The country’s fiscal deficit is estimated to have widened by 1.2 p.p. in 2022 to 5.6% of GDP (compared to an annual average deficit rate of 7.9% of GDP between 2015 and 2019). Brazil’s five-year credit default swap reached 254 basis points at 2022 year-end, up from 205 basis points at the end of 2021 and 143 basis points at the end of 2020. The Brazilian real appreciated against the U.S. dollar in 2022 by 5.1%. The exchange rate on December 31, 2022, was 5.29 Brazilian reals per U.S. dollar, compared to 5.58 Brazilian reals per U.S. dollar on December 31, 2021. Better-than-expected economic activity, higher interest rates and a strong trade balance benefited by elevated commodity prices have contributed to the real appreciation in 2022.
Mexico
The Mexican economy lagged behind its regional peers in recovering from the COVID-19 crisis. The country’s GDP is estimated to have grown 2.4% in 2022 (CFe), slowing down from 2021 growth of 5.0%, but exceeding the annual average growth of 2.0% between 2015 and 2019. By the third quarter of 2022, Mexico’s GDP stood 0.3% above pre-pandemic levels. Domestic demand was the main engine of growth, driven by strong growth of 4.9% in private consumption. The unemployment rate averaged 3.5% in 2022 (CFe), down from an annual average of 4.1% in 2021 and slightly below the annual average of 3.7% between 2015 and 2019. The 12-month inflation rate increased to 8.4% in December 2022, up from 7.4% in December 2021 (and significantly above the annual average of 4.0% between 2015 and 2019). Global supply shocks and rising demand pressures kept inflation well above its policy target (3.0%). By December 2022, Banxico had raised its key interest rate 500 basis points since its December 2021 meeting, bringing the monetary policy rate to 10.5%.
Against the U.S. dollar, the Mexican peso appreciated by 4.8% to 19.47 Mexican pesos per U.S. dollar on average terms during 2022 (compared to an annual average exchange rate of 19.32 Mexican pesos per U.S. dollar between 2015 and 2019) on the back of an improving local economy, external tailwinds, and the conversations about the nearshoring of production processes to Mexico. Finally, the current account deficit is estimated to have worsened from 0.4% of GDP in 2021 to 1.1% of GDP in 2022 (compared to an annual average deficit of 1.8% of GDP between 2015 and 2019). Likewise, the fiscal deficit for 2022 reached 3.2% of GDP, rising 0.3 p.p. from the fiscal deficit for 2021 (2.9% of GDP) and higher than the annual average deficit of 2.0% of GDP between 2015 and 2019.
Venezuela
According to data published by the Central Bank of Venezuela (the “BCV”), the Venezuelan economy grew 17.7% in the first nine months of 2022. This growth was enhanced by increases in all economic activities, especially the oil sector, which expanded around 27% in terms of volume in the first nine months. However, oil activity continues to be affected by the lack of investment in refineries and the effect of EU economic sanctions on the industry, with the consequent reduction in the number of operating drills. According to the Organization of the Petroleum Exporting Countries (OPEC), Venezuela’s crude oil production reached 686 thousand barrels per day (“kbd”) in November 2022, almost 143 kbd more than in November 2021 but still below 2018 levels. On the other hand, the easing of exchange market conditions favored private sector investments in non-oil activities, resulting in a 14.5% accumulated growth in the first nine months of 2022. In parallel, the process of disorderly and partial dollarization continues amid the restrictions imposed by financial sanctions on the movement of foreign currency funds abroad.
During the first half of 2022, the government made efforts to maintain exchange rate stability and low inflation rates through market interventions and expenditure control. However, in the second half of the year, public expenditures accelerated, resulting in local currency depreciation and higher domestic inflation. Thus, despite the injection of 5 billion U.S. dollars into the foreign exchange market during the year, the local currency depreciated by 280% year-on-year. Meanwhile, the BCV reported a cumulative inflation rate of 119% from January to October 2022 (compared to 574% for the same period in 2021) and it is estimated to close the year around 180%, significantly below the annual inflation rates for 2021 (686%), 2020 (2,956%) and 2019 (9,585%).
Chile
The Chilean economy is estimated to have expanded by 2.3% in 2022 (CFe), significantly below 2021 growth of 11.7%, but slightly above the annual average of 2.0% between 2015 and 2019. By the third quarter of 2022, the GDP level was 9.8% above pre-pandemic levels. The economy proved resilient in the face of decreasing fiscal stimulus, the tightening of monetary policy and eroding wage purchasing power caused by high inflation. The unemployment rate averaged 7.9% in 2022 (CFe), well below the average rate of 9.1% in 2021 but 1 p.p. higher than annual average rate of 6.9% between 2015 and 2019. Compared to pre-pandemic levels, about 200,000 jobs remain to be recovered. Following global trends, CPI 12-month inflation rates accelerated in December 2022 to 12.8% from 7.2% in December 2021 (compared to a Central Bank of Chile target and an annual average of 3.0% between 2015 and 2019) due to persistent supply bottlenecks, rising commodity prices and high household liquidity. As a result, the Central Bank of Chile reacted by raising its monetary policy rate by 725 basis points to 11.25% as of December 2022.
The exchange rate closed 2022 at 859 Chilean pesos per U.S. dollar, which implies a depreciation of the Chilean currency of 1.1% with respect to the figure at the end of 2021 (850 Chilean pesos per U.S. dollar). However, if annual averages are compared, the local currency depreciated against the U.S. dollar by 15% (873 vs. 759) due to, among other factors, U.S. monetary policy tightening, fears of a global recession, the zero-COVID policy in China (which negatively affected copper prices) and an increase in domestic uncertainty associated with the Chilean Constituent Process (Chilean voters rejected a new draft Constitution in a September 2022 national plebiscite). For the first time since 2012, Chile’s fiscal account broadly balanced in 2022 (-0.1% of GDP), after having recorded a very high deficit in 2021 of 7.7% of GDP. The current account worsened 2.2 p.p. to 7.8% of GDP reflecting the strong dynamics of domestic demand observed for most of the year.
Argentina
In 2022, the Argentinian economy is estimated to have grown 4.6% (CFe) compared to a 10.4% growth rate in 2021 and an annual average growth rate of -0.2% between 2015 and 2019. Household consumption growth of

8.3%, but also better terms of trade, were the main sources of growth. By the third quarter of 2022, the level of GDP was 1.8% higher than at the beginning of the pandemic. The unemployment rate averaged 7.3% in 2022 (CFe), 1.5 p.p. lower than in 2021 (8.8%) and 1.0 p.p. lower than the annual average rate between 2015 and 2019 (8.3%). The 12-month inflation rate rose to 94.8% in December 2022, a sharp increase compared to 2021 (50.9%) and the annual average between 2015 and 2019 (38.8%) on the back of global supply shocks, monetary financing of public deficits and persistent macroeconomic imbalances. As a result, the Central Bank of the Argentine Republic (BCRA) raised its key interest rate from 38% to 75% throughout the year.
The Argentine peso depreciated 72% against the U.S. dollar in 2022, reaching 177.1 pesos per dollar at year-end, as authorities accelerated the rate of crawl to deter rising demand for dollars and meet exchange rate targets agreed with the IMF. The shortage of foreign currency and capital controls led to the emergence of a multiple-exchange-rate regime, in which the exchange rate gap between the official rate and the parallel ("blue") market rate widened to 100%. The current account is estimated to show a mild deficit of around 0.3% of GDP, which contrasts with the 2021 surplus of 1.4% of GDP, although it is better than the average annual deficit of 3.2% of GDP between 2015 and 2019. Meanwhile, the overall fiscal deficit is estimated to reach 4.0% of GDP, 0.4 p.p. above that recorded in 2021 of 3.6% of GDP, but 1.0 p.p. below the average annual deficit of 5.0% of GDP between 2015 and 2019.
It should be noted that in 2022 the country signed a new agreement with the IMF to finance 44 billion U.S. dollars of its outstanding public debt. This agreement seeks a gradual reduction of both the fiscal deficit and monetary issuance and the accumulation of international reserves by the BCRA. The objective is that by 2025, Argentina will have a fiscal balance and a solid international reserves position that will allow it to pay its debt maturities. In 2022, the fulfillment of the goals of the agreement with the IMF allowed the country to reduce macroeconomic volatility.
Colombia
Colombia’s GDP is estimated to have increased by 7.2% in 2022 (CFe), following a 10.7% expansion in 2021 and an annual average growth of 2.4% between 2015 and 2019. By the third quarter of 2022, the country’s GDP stood 11.1% above pre-pandemic levels. Private consumption (8.8%), supported by labor income recovery, credit growth, high remittances and improved terms of trade, was the main driver of the recovery. Meanwhile investment continued to recover slowly. Colombia’s average annual unemployment rate is estimated to have declined from 13.8% in 2021 to 11.2% in 2022, but still far from annual average of 9.9% between 2015 and 2019.
Inflation accelerated sharply to 13.1% year-on-year in December 2022 (not peaking yet), the highest rate in more than two decades, well above the 5.6% year-on-year rate recorded in December 2021 and the Central Bank of Colombia’s target of 3.0% and the average annual rate of 4.7% between 2015 and 2019. The upward trend in 2022 was due to several factors, such as external price shocks, exchange rate depreciation, strong recovery of aggregate demand, indexation mechanisms and internal food supply shock. In response, the Central Bank of Colombia increased its key interest rate by 900bps from 3% to 12%. The Colombian peso closed the year at 4,810 Colombian pesos per U.S. dollar, a sharp depreciation of 20% due to political uncertainty, higher levels of risk premium and the global macroeconomic environment.
Colombia’s current account deficit is estimated to have reached 20.5 billion U.S. dollars in 2022 (6% of GDP), levels not seen since 2015 when oil prices fell sharply. The annual average between 2015 and 2019 was 4.6% of GDP. This deterioration is explained by the strong increase in imports and the increase in profit remittances from companies with foreign capital operating in the country. On the fiscal front, the central government’s deficit decreased to 5.5% of GDP in 2022 from 7.1% in 2021 and 7.8% in 2020, compared to an annual average of 3.2% between 2015 and 2019, mainly due to higher tax revenues in a context of high commodities prices and healthy levels of economic activity. In the political front, and under the impetus of the new president Gustavo Petro, Colombia’s congress approved a new tax reform aimed to increase revenues by 1.3% and 1.4% of GDP in 2023 and 2024, respectively.
Peru
In 2022, the economy is estimated to have grown 2.7% (CFe) following the 13% rebound in 2021 and an annual average growth rate of 3.2% between 2015 and 2019. This leaves Peru’s GDP 3.8% above its pre-pandemic levels, driven mainly by higher consumption (given the fast job recovery), pension fund withdrawals and rapid credit growth. The unemployment rate is estimated to have declined 3.6 p.p. in 2022 to 7.7% (CFe) compared to 2021, but it is still below its average annual rate of 6.7% between 2015 and 2019. Employment has recovered and is above pre-pandemic levels, but informality has increased, reaching 70% of the workforce. Inflation peaked at 8.8% year-on-year in June 2022 and has been on a downward trajectory since then (8.5%) year-on-year as of December

2022 compared to an annual average of 2.6% between 2015 and 2019). In response, the Central Reserve Bank of Peru raised its policy key rate from 2.50% in December 2021 to 7.50% in December 2022.
The Peruvian nuevo sol appreciated 4.3% against the U.S. dollar in 2022 reaching 3.81 Peruvian nuevos soles per U.S. dollar at year-end, which contrasts with the depreciation experienced in 2021 (10%). The current account deficit is estimated to have worsened in 2022 by 1.3 p.p. to 3.6% of GDP (compared to an annual average deficit of 2.0% of GDP between 2015 and 2019). In contrast, Peru’s fiscal deficit is estimated to have improved by 0.6 p.p. to 1.9% of GDP (compared to an annual average deficit of 2.2% of GDP between 2015 and 2019), well below the limit of 3.7% foreseen by the fiscal rule, thanks to higher tax revenues in a context of high commodity prices.
In December 2022, President Pedro Castillo was impeached and arrested on charges of rebellion after announcing that he would shutter Peru’s Congress and rule by decree. Vice President Dina Boluarte replaced Castillo, and she is expected to remain in office until new presidential elections are held.
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
We estimate that in 2022 variations in currencies contributed to the year-on-year increase in our consolidated revenues by approximately 4.5 percentage points. Currency fluctuations can also have a significant impact on our statement of financial position, particularly equity attributable to equity holders of the parent, and on our statement of cash flows, when translating the financial statements of subsidiaries located outside the Eurozone into euro. In 2022 translation differences had a positive impact on equity attributable to equity holders of the parent of 1,169 million euros. In addition, our cash and cash equivalents increased by approximately 156 million euros due to the translation of the financial statements of our foreign subsidiaries, principally due to the appreciation of the Brazilian real relative to the euro.
We estimate that in 2021 variations in currencies contributed to the year-on-year decrease in our consolidated revenues by approximately 2.3 percentage points. In 2021 equity attributable to equity holders of the parent increased by 4,088 million euros (impacted by the negative translation differences of Telefónica United Kingdom accumulated in equity at June 1, 2021 and reclassified to the income statement as a result of the establishment of VMO2 (see Note 2 to the Consolidated Financial Statements), for an amount of 3,135 million euros). In addition, our cash and cash equivalents decreased by approximately 179 million euros due to the translation of the financial statements of our foreign subsidiaries, principally due to the depreciation of the Brazilian real relative to the euro.
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
Venezuela is considered as a hyperinflationary economy since 2009. The inflation rates used to prepare the financial information included herein are based on the National Consumer Price Index of Venezuela (Indice Nacional de Precios al Consumidor de Venezuela) published by the Central Bank of Venezuela, or where a definitive index is not available, the best estimation. On an annual basis, these rates are 174.3%, 686.4% and 2,959.8% for 2022, 2021 and 2020, respectively. The exchange rates used to convert items denominated in Venezuelan bolivar, once adjusted for inflation, in the Consolidated Financial Statements are the closing rates as of December 31, 2022, 2021 and 2020, which were 45.18 bolivar digital per U.S. dollar (synthetic exchange rate), 16.47 bolivar digital per U.S. dollar (synthetic exchange rate) and 2,094,405 bolivar soberano per U.S. dollar (synthetic exchange rate), respectively. The bolivar fuerte was devalued in October 2021 and a new currency, the bolivar digital, was adopted.
Argentina is considered as a hyperinflationary economy since July 2018. The inflation rates used to prepare the financial information included herein are based on the National Consumer Price Index of Argentina (Indice de Precios al Consumidor con Cobertura Nacional de Argentina) published by the Central Bank of Argentina, or where a definitive index is not available, the best estimation. On an annual basis, this rate was 94.79% for 2022, 50.94% for 2021 and 36.1% for 2020. The exchange rate used to convert items denominated in Argentine peso, once adjusted for inflation, in the Consolidated Financial Statements are the closing rates as of December 31, 2022, 2021 and 2020, which were 177.1, 102.7 and 84.1 Argentine pesos per U.S. dollar, respectively.
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

	2020 (1)	2021 (1)	2022 (1)	% change 2020 vs 2021	% change 2021 vs 2022
	Average	Average	Average	Average	Average
Pound Sterling	0.89	0.86	0.85	(3.29%)	(0.83%)
U.S. Dollar	1.14	1.18	1.05	3.69%	(11.10%)
Brazilian Real	5.81	6.37	5.42	9.66%	(15.00%)
Argentine Peso (2)	103.23	116.37	189.08	12.73%	62.48%
Peruvian Nuevo Sol	3.98	4.59	4.03	15.26%	(12.09%)
Chilean Peso	901.81	896.59	916.52	(0.58%)	2.22%
Mexican Peso	24.36	23.98	21.12	(1.57%)	(11.89%)
Venezuelan Bolivar Digital (2)(3)	2.57	18.65	48.23	n.m.	n.m.
Colombian Peso	4,197.73	4,425.64	4,452.39	5.43%	0.60%
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
(3)    Due to the depreciation of the Venezuelan Bolivar Soberano, a new currency was created in 2021 called Bolivar Digital. For comparative purposes the value of the Venezuelan Bolivar Soberano in 2020 was divided by one million.
We describe certain risks related to exchange rate fluctuations in “Item 3. Key Information—Risk Factors,” and we describe our policy with respect to limiting our exposure to short-term fluctuations in exchange rates under “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”
Group Results of Operations
Please see “Item 4. Information on the Company — Business Overview”.

B. Liquidity and Capital Resources
Cash Flow Analysis
The table below sets forth consolidated cash flow information for the years indicated. Positive figures refer to cash inflows and those in parentheses refer to cash outflows.

	2020	2021	2022
(Millions of euros)
Net cash from operating activities	13,196	10,268	11,763
Net cash from (used in) investing activities	(7,790)	5,896	(5,327)
Net cash used in financing activities	(5,438)	(12,990)	(7,925)
Net cash from (used in) investing activities was significantly impacted in 2021 by the cash received from the sale of the tower divisions of the Telxius Group and the incorporation of VMO2.
For additional details regarding our cash flows for the years ended December 31, 2020, 2021 and 2022, please see the Consolidated Statements of Cash Flows and Note 28 to our Consolidated Financial Statements.
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
In 2023, we expect to continue transforming our networks, evolving them towards all-IP hyper-connected networks, by investing in FTTx in key markets, and by expanding our mobile networks with LTE in most of our operations. We also expect to continue investing in TV and digital services to take advantage of the opportunities in the digital markets. We may also use funds to acquire new licenses engaged in complementary or related businesses in the digital world.
We also have liquidity requirements related to the costs and expenses relating to the operation of our business, financial investments (including investment commitments with joint venture partners), our payment of dividends, shareholder remuneration and pre-retirement payment commitments.
    We also have liquidity constraints related to debt service requirements in connection with our existing and future debt. At December 31, 2022, we had gross financial debt of 39,079 million euros compared with 42,295 million euros at December 31, 2021. For the amortization schedule of our consolidated gross financial debt at December 31, 2022 and a further description of financing activity in 2022, see “—Anticipated Sources of Liquidity” below. Our net financial debt increased by 601 million euros to 26,687 million euros at December 31, 2022, compared with 26,086 million euros at December 31, 2021, despite a positive free cash flow generation of 4,566 million euros. This was due to (i) net financial investments of 1,000 million euros (mainly relating to the acquisition of Oi’s mobile assets, the acquisition of BE-terna Group and Incremental Group, net of the sale of Telefónica El Salvador and the fiber sale operations in Colombia and Spain), (ii) shareholder remuneration of 1,688 million euros (including coupon payments of capital instruments), (iii) labor-related commitment payments of 853 million euros, and, (iv) other net factors totaling 1,626 million euros (mainly the higher value in euros of net debt in foreign currencies, highlighting the impact of the appreciation of the Brazilian real, spectrum renewal in Colombia and, as an offset, the application of the favorable court ruling in Brazil).
For a reconciliation of net financial debt to gross financial debt, see “—Presentation of Financial Information—Non-GAAP Financial Information—Net financial debt and net financial debt plus commitments”.

The following table describes our contractual obligations and commitments with definitive payment terms which may require significant cash outlays in the future. The amounts payable (including accrued interest payments) are as of December 31, 2022. For additional information, see our Consolidated Financial Statements.

	Payments Due by Period
Millions of euros	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Financial liabilities (1)	39,079	4,020	5,827	7,490	21,742
Lease liabilities (2)	8,677	2,020	3,105	1,698	1,854
Purchase and other contractual obligations (3)	12,285	3,991	4,269	2,281	1,744
Other liabilities (4)	2,630	720	1,910	—	—
Total	62,671	10,751	15,111	11,469	25,340
(1)Estimated future interest payments as of December 31, 2022 on our interest-bearing debt (not included above) are as follows: 1,254 million euros in 2023, 1,147 million euros in 2024, 1,057 million euros in 2025, 978 million euros in 2026, 871 million euros in 2027 and 7,840 million euros in subsequent years. With respect to floating rate debt, we estimate future interest payments as the forward rates derived from yield curves quoted for the different currencies on December 31, 2022. This item includes the fair value of derivatives classified as financial liabilities (i.e., those with a negative mark-to-market) and excludes the fair value of derivatives classified as current financial assets (712 million euros), and those classified as non-current (2,668 million euros) (i.e., those with a positive mark-to-market). For a more detailed description of our financial derivative transactions, see Note 19 to our Consolidated Financial Statements. For details of the composition of this item, see “—Liquidity and Capital Resources—Anticipated Sources of Liquidity”).
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
Commitments for short-term leases and low value leases amounted to 33 million euros as of December 31, 2022.
In addition, at December 31, 2022, we had short-term and long-term employee benefits provisions amounting to 885 million euros and 4,093 million euros, respectively, not included in the table above (see Note 24 to our Consolidated Financial Statements) and non-current and current account payables, such as trade payables, payables to suppliers of property, plant and equipment and payables for spectrum acquisitions, amounting to 1,914 million euros and 12,018 million euros, respectively (see Notes 21 and 22 to our Consolidated Financial Statements), not included in the table above.
In addition, at December 31, 2022, VMO2 had commitments amounting to 6,877 million euros related to purchase, programming, network and connectivity and other commitments not included in the table above (see Note 10 to our Consolidated Financial Statements).
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
We hold most our cash and cash equivalents in demand and in various terms up to three-month time deposits in euro. Additionally, we hold cash and cash equivalents in time deposits in U.S. dollars, typically with a term of less than one year. These transactions are executed with financial counterparties that have credit ratings that satisfy Telefónica’s standards.

In recent years, we raised funds by issuing principally equity instruments (undated deeply subordinated securities and mandatory convertible notes) and debt securities, and we may issue additional equity or debt securities at any time. We have also raised funds through a series of asset divestitures. In 2022, the main sources of funds from divestitures came from the completion of the agreement with Vauban and CAA for the deployment and commercialization of a fiber FTTH network mainly in rural areas in Spain, the sale of the entire share capital of Telefónica Móviles El Salvador and the agreement reached between Telefónica Colombia and a Colombian company controlled by KKR, for the sale of fiber assets and for the provision of connectivity services and deployment of the fiber network. See "Item 10. Additional Information—Material Contracts".
Financing
The following table shows the amortization schedule of our consolidated gross financial debt at December 31, 2022 as stated in euro, excluding estimated future interest payments. We may have exchange rate financial derivatives as instruments assigned to the underlying debt instruments. The table below includes the fair value of derivatives classified as financial liabilities (i.e., those with a negative mark-to-market) and excludes the fair value of derivatives classified as current financial assets (712 million euros), and those classified as non-current (2,668 million euros) (i.e., those with a positive mark-to-market). For description of the liquidity risk we face, see Note 19 to our Consolidated Financial Statements, and for a description of our financial liabilities, see Note 18 to our Consolidated Financial Statements.

Millions of euros
	Current	Non-current
Maturity	2023	2024	2025	2026	2027	Subsequent years	Non-current total	Total
Debentures and bonds	1,948	1,130	3,126	2,098	4,170	18,796	29,320	31,268
Promissory notes & commercial paper	544	127	54	12	3	159	355	899
Total Issues	2,492	1,257	3,180	2,110	4,173	18,955	29,675	32,167
Loans and other payables	1,184	673	572	202	376	1,537	3,360	4,544
Derivative instruments	344	80	65	109	520	1,250	2,024	2,368
Total	4,020	2,010	3,817	2,421	5,069	21,742	35,059	39,079
Notes:
- Estimated future interest payments as of December 31, 2022 on our interest-bearing debt (not included above) are as follows: 1,254 million euros in 2023, 1,147 million euros in 2024, 1,057 million euros in 2025, 978 million euros in 2026, 871 million euros in 2027 and 7,840 million euros in subsequent years. With respect to floating rate debt, we estimate future interest payments as the forward rates derived from yield curves quoted for the different currencies on December 31, 2022.

During 2022, we obtained financing (excluding the refinancing of euro commercial paper and short-term banking loans) totaling approximately 15,009 million euros of which 8,849 million euros was at the Group level, 1,740 million euros were obtained by VMO2 (the joint venture in the UK with Liberty Global plc), 599 million euros were obtained by Cornerstone Telecommunications Infrastructure Limited (a joint venture of Vantage Towers AG and VMO2), 61 million euros were obtained by FiBrasil (the joint venture in Brazil with CDPQ) and 3,760 million euros were obtained by nexfibre, the joint venture formed by Liberty Global (25%), T. Infra (25%) and Infravia (50%)). Telefónica's financing activity was focused on maintaining a solid liquidity position, as well as refinancing and maintaining long debt maturities.

For a description of our financing, see Note 18 to our Consolidated Financial Statements.

As permitted under Rule 13-01(a)(4)(vi) of Regulation S-X, we have excluded the summarized financial information for Telefónica Emisiones, S.A.U and Telefónica Europe, B.V. because they are both considered to be a "finance subsidiary" (as defined in such Rule) of Telefónica, S.A., the debt securities issued by them are fully and unconditionally guaranteed by Telefónica, S.A., and no other subsidiaries of Telefónica, S.A. guarantee their debt issuances.
Our borrowing requirements are not significantly affected by seasonal trends.
Availability of funds
At December 31, 2022, we had funds available (including cash and cash equivalents, undrawn lines of credit and current financial assets) totaling 21,413 million euros. This amount included: undrawn lines of credit for an amount of 11,737 million euros (11,434 million euros expiring in more than 12 months); cash and cash equivalents; and certain current financial assets.
We believe that, in addition to internal generation of funds, our working capital, our medium-term note program, our euro commercial paper program, our corporate domestic promissory note program and available lines of credit will allow us to meet our future capital requirements, including (according to our liquidity policy) gross debt maturities in the next 12 months.
For a description of our liquidity and undrawn lines of credit available at December 31, 2022, see Note 18 to our Consolidated Financial Statements, and for a discussion of our liquidity risk management and our capital management, see Note 19 to our Consolidated Financial Statements.
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
Certain Latin American economies, such as currently Venezuela or Argentina, have experienced shortages in foreign currency reserves and their respective governments have adopted restrictions on the ability to transfer funds out of the country and/or convert local currencies into U.S. dollars. This may limit our ability to repatriate funds out of certain subsidiaries from such countries. Regarding net repatriation of funds to Spain, in 2022 we received 693 million euros from our Latin American subsidiaries, of which 652 million euros were related to dividends.
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
At December 31, 2022, Telefónica, S.A.’s long-term issuer default rating is "BBB stable outlook" from Fitch, “BBB- stable outlook" from Standard & Poor's and “Baa3 stable outlook" from Moody's. During 2022, there have not been changes in the long-term credit ratings by any of the three agencies. The latest changes in the credit ratings took place in 2020 when Standard and Poor’s revised the outlook to “negative“ from “stable” on April 1, 2020 and later, on November 20, 2020 downgraded the rating to “BBB - stable” from “BBB negative”. On November 7, 2016 Moody's downgraded the rating to “Baa3 stable” from “Baa2 negative” and on September 5, 2016 Fitch downgraded the rating to “BBB stable” from “BBB+ stable”.
In 2022, measures taken to protect the credit rating included an active portfolio management through the closing of the sale of the entire share capital of Telefónica Móviles El Salvador. Telefónica also closed various strategic deals to reinforce its business profile, such as the agreement reached between Telefónica Colombia and a Colombian company controlled by KKR, for the sale of fiber assets and for the provision of connectivity services and deployment of fiber network. In December, Telefónica closed the agreement with Vauban Infrastructure Partners and

Crédit Agricole Assurances for the deployment and commercialization of a FTTH network mainly in rural areas in Spain.
Additionally, Telefonica maintains a solid liquidity position and conservative approach to debt refinancing, as the Group took advantage of the historical low refinancing rates in recent years to extend average debt life and smooth its maturity profile in coming years.
Intra-group Loans
We lend funds to our operating subsidiaries, directly or through holding companies that head our different lines of business. At December 31, 2022, companies in the Telefónica Group owed Telefónica, S.A. a total of 1,715 million euros (3,772 million euros at December 31, 2021), including amounts due under intra-group loans and dividends distributed and uncollected at December 31, 2022. Funds provided by Telefónica, S.A. to its subsidiaries are derived from retained cash flows, loans, bonds, issuances of undated deeply subordinated securities and other sources (such as dividends and asset disposals). For additional information, see "Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Intra-Group Loans".

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
During 2022, we carried out numerous technological innovation projects focused on sustainability, process efficiency, the creation of new sources of revenue, customer satisfaction, the consolidation of our presence in new markets and technological leadership.
The technological innovation activities of Telefónica are focused on three main areas:

a.Telecommunication networks. These activities aim at developing and integrating new assets and components into our networks and systems, with three main pillars: (i) next generation of network technologies such as the evolution of 5G and the early development of 6G networks, new in-home networks, open and disaggregated technologies, including efficiently deploying the network in remote, sparsely populated or difficult-to-serve areas, and networks that incorporate quantum technologies; (ii) cloud-native and fully virtualized, software-based network architectures, which enable us to have a more flexible and adaptable network that is dynamically adaptable to the new requirements of digital services and customers, in line with the “network slicing” paradigm and furthermore offering this adaptation capabilities to network users under a “Network as a Service” model; and (iii) Data-based Artificial Intelligence driven operations.

b.The development of new products and services which are carried out within the framework of the digital services strategy. Products and services for the mass market include: financial inclusion, healthcare, entertainment services, etc. Products and services for the B2B market include: a wide portfolio of cloud and cybersecurity services, IoT platforms and connectivity, Big Data, Artificial Intelligence and blockchain, with vertical services tailored to rural connectivity, programmatic advertising, mobility or energy efficiency sectors, among many others
.
c.Experimental and applied research: With a medium and long-term outlook, Telefónica also has specialized scientific groups whose mission is to investigate the possibilities of new networks and services and to solve the technological, social and environmental challenges that arise. These activities include research and development in fields like the Metaverse, Web3 or the application of Artificial Intelligence to sports and natural language processing.

The total research and development ("R&D") expense in the Group for 2022 amounted to 656 million euros, 21.4% lower than the 835 million euros incurred in 2021 (959 million euros in 2020), mainly due to exclusion of Telefónica United Kingdom from the consolidation perimeter in 2021. These expenses represented 1.6%, 2.1% and 2.2% of the Group’s consolidated revenues for 2022, 2021 and 2020, respectively. For comparison purposes, the investment in R&D in 2021, excluding the companies in the former Telefónica United Kingdom segment that now fall outside of the consolidation perimeter, amounted to 689 million euros, 4.7% higher than in 2022. These figures were calculated using guidelines of the Organization for Economic Co-operation and Development ("OECD") manual.

During 2022, Telefónica registered 14 new patent applications, 10 of which were European applications, and four of which were international applications (PCT). All of them were registered through the Spanish Patent and Trademark Office (OEPM). Moreover, two new industrial design families with European and Chilean scope were registered through the European Union Intellectual Property Office (EUIPO). This means a decrease of 12.5% in the number of new patents, compared with the 16 patent applications of 2021 (14 in 2020).

At the end of 2022, the Telefónica Group had a portfolio of 344 active patents, 91 industrial designs and nine utility models, resulting in a portfolio of 444 registered intangible assets (421 as of December 31, 2021).

Open Innovation

Wayra is Telefónica’s main Open Innovation program. It connects Telefónica and technological disruptors around the world. We seek to become their preferred strategic partner, with a view to accelerate their business and ours. Wayra offers a unique and smooth interface between entrepreneurs and our network of corporate, government and other partners, adding value to the ecosystems where we are present.

Wayra has eight physical hubs in Europe and Latin America serving nine countries. In 2020 Telefónica launched Wayra X, a 100% digital hub. In 2021 Wayra launched Wayra Builder, to capitalize on existing technology and talent and create our own startups from scratch, and Wayra Next Trend, to allow start-ups to connect with the consumer market.

In addition to Wayra, Telefónica’s Connected Open Innovation family includes:
a.Open Future, which is the Regional Open Innovation Strategy of Telefónica in partnership with public and private entities. Present in 30 hubs worldwide, we foster the development of the regional entrepreneurial ecosystems and support more than 800 startups. Our goal is to decentralize and democratize entrepreneurship.

b.Open Innovation Campus, a new collaboration model with the academia, that helps connect Telefonica with young talent.

c.Telefónica Ventures, which is Telefónica’s corporate venture vehicle for strategic investments. Telefónica Ventures aims to address the big challenges facing the telecommunications industry and create new businesses leveraging cutting edge technology. It invests, directly in startups or through a network of leading venture capital funds in key markets, to build strategic partners fully aligned with the Group’s global strategy.

Telefónica launched Wayra in 2011. Since then, it has helped create and transform local entrepreneurship ecosystems in Europe and Latin America investing more than 65 million euros in more than 850 startups, contributing to the creation of more than 10,000 highly skilled jobs.

Wayra invested in 40 startups in Europe and Latin America in 2022, for a total amount of 5.7 million euros and had interests in more than 450 active startups by the end of 2022. Telefónica Ventures devoted more than 20 million euros to several strategic investments in 2022.

Through these various programs, Telefónica has invested in more than 1,000 startups, and more than 300 startups have worked with Telefónica and its customers, generating through some of their solutions more than 600 million euros in revenues for Telefónica.
D. Trend Information
In 2022, inflation rates were significantly higher than normal, reaching four-decade highs in many countries, particularly in Europe. In Telefónica, we have been operating in high-inflationary environments for decades and feel we are better prepared to face this environment than others. To mitigate increasing costs, Telefónica is managing top line, OpEx and CapEx. On top line, Telefónica has relied on pricing power and inflation pass-through across its segments. On OpEx, Telefónica is managing operating expenses engaging in significant long-term hedging on energy prices and, overall, by focusing on cost efficiencies. On CapEx, Telefónica is benefiting from having made significant FTTH deployment ahead of the current inflationary environment, having passed the peak of investments in prior years, and also by developing new models for infrastructure investments, through which the company shares the effort with partners via fiber joint ventures.
Furthermore, in 2022, the foreign exchange effect has positively affected Telefónica’s results, after several years of negative impacts, mitigating the effects of inflation in Europe and certain Latin American markets and changes in the consolidation perimeter.
The Company has taken several steps designed to address recent trends (including increasing costs as a result of inflation and increased interest rates, the erosion of the Group’s traditional business and increased competition) and to face future uncertainties such as:
•First, while Telefónica has a long track record of generating cost efficiencies, we still have a long way to go in terms of digitalization and automation of sales channels and customer care, process improvements and modernization and rationalization of the network, such as switching from copper to fiber and legacy switch-off. In 2022, Telefónica has taken steps to hedge through long-term price agreements / power purchase agreements (PPAs), and intends to maintain a similar hedged ratio level of consumption for 2023 as in 2022. In 2023 we will have 71% of our energy needs hedged.

•Second, the Company reduced costs with a redundancy program in Spain last year and intends to achieve cost efficiencies in 2023 due to the realization of synergies in the United Kingdom and Brazil, among other things.
•Third, Telefónica believes telecom spending will be resilient to price increases as digitalization and digital communications become increasingly important, as experienced during the COVID-19 pandemic.
•Fourth, in order to mitigate the intense competition in the markets where Telefónica operates, either through the entry of new competitors (either new players or providers of OTT Services), mergers of operators in certain markets (e.g. market consolidation in the United Kingdom following a potential merger of mobile operators Vodafone UK and Three UK) or changes in competitive dynamics in the different markets in Latin America, with aggressive customer acquisition offers, with unlimited data and discounts on certain services.
•Lastly, we seek to diversify our revenue mix with adjacent businesses. These efforts include:
•Solar 360, a joint venture of Repsol and Telefónica Spain, formed to develop a solar self-consumption business;
•Movistar Prosegur Alarmas, a security joint venture formed by Prosegur and Telefónica Spain in September 2020; and
•Vivo Ventures, a corporate venture capital fund created with Telefonica Open Innovation, through which Telefónica has committed to invest in the Brazilian "fintech" Klavi, to reinforce Telefónica's presence in the financial solutions sector.
On November 27, 2019 the Company presented the following strategic decisions, which continue to guide Telefónica's actions:
•Focus on our four key markets: Spain, Brazil, Germany and the United Kingdom (in-market consolidation with the creation of VMO2 in the UK).
•The creation of Telefónica Tech, the fast-growing technology company involving Cybersecurity & Cloud Tech and IoT & Big Data Tech, leveraging on strong capabilities to help customers digitally transform. During the past two years, Telefónica Tech has proactively reinforced its capabilities through acquisitions, including BE-terna Group and Incremental Group in 2022 and Cancom UK&I, Altostratus and Geprom in 2021.
•The creation of Telefónica Infra, which has focused on pursuing value creation opportunities in recent years, in line with the Group’s strategy of crystallizing the value of its infrastructure assets and capabilities and improving the competitive position of Telefónica’s operating business units by accelerating their FTTH rollout, while capturing future value upside from its infrastructure assets and co-investments. The creation of fiber vehicles or joint ventures to which certain assets and capabilities of the Group are transferred, and in which the Group typically retains minority interests (such as Bluevia in Spain, Onnet Fibra Colombia S.A.S in Colombia and nexfibre in the United Kingdom) in 2022, and the creation of UGG in Germany, FiBrasil in Brazil and InfraCo in Chile in 2021) has allowed for the monetization of part of the Group's assets and capabilities and the creation of growth opportunities, together with a pipeline of potential value-accretive infra deals.
•Reduce exposure to Latin America with a new operational model and portfolio simplification, capturing growth opportunities and operational synergies and optimizing CapEx.
•Simplify Telefónica's operating model overall.

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
Furthermore, the Group management uses the measure OIBDA margin, which is the result of dividing the OIBDA by the revenues.
The following table provides a reconciliation of our OIBDA to operating income for the periods indicated.

Year ended December 31,
Millions of euros	2020	2021	2022
Operating income	4,139	13,586	4,056
Depreciation and amortization	(9,359)	(8,397)	(8,796)
Operating income before depreciation and amortization	13,498	21,983	12,852
The following tables provide a reconciliation of OIBDA to operating income for the Group and for each of the Group’s segments (and our former Telefónica United Kingdom segment) for the periods indicated.

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
(1) Our former Telefónica United Kingdom segment was replaced by our new VMO2 segment on June 1, 2021. For additional information on this change and how segment information is presented in this Annual Report, see “Item 4. Information on the Company―History and Development of the Company―Business areas”. In particular, in the 2021 table, the “Telefónica United Kingdom” column reflects the results of such segment from January 1, 2021 until its elimination on June 1, 2021.

2022
Millions of euros	Telefónica Spain	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Operating income	2,431	263	1,363	159	(124)	(36)	4,056
Depreciation and amortization	(2,157)	(2,295)	(2,369)	(1,799)	(218)	42	(8,796)
Operating income before depreciation and amortization	4,588	2,558	3,732	1,958	94	(78)	12,852

The OIBDA of 2021 includes the gains on the sale of the towers divisions of Telxius, amounting to 6,099 million euros and from the establishment of VMO2, amounting to 4,460 million euros (see Note 4 to the Consolidated Financial Statements).
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

Year ended December 31,
Millions of euros	2020	2021	2022
Operating income	4,139	13,586	4,056
Depreciation and amortization	(9,359)	(8,397)	(8,796)
OIBDA	13,498	21,983	12,852
Capital expenditures in intangible assets	(1,266)	(2,981)	(1,530)
Capital expenditures in property, plant and equipment	(4,595)	(4,286)	(4,289)
CapEx	(5,861)	(7,267)	(5,819)
OIBDA-CapEx	7,637	14,716	7,033
Spectrum acquisitions	126	1,704	173
OIBDA-CapEx excluding spectrum acquisitions	7,763	16,420	7,206

Net financial debt, net financial debt plus leases, net financial debt plus commitments and net financial debt plus leases plus commitments
    As calculated by us, net financial debt includes:
(A) adding the following liabilities:
i. Current and non-current financial liabilities in our consolidated statement of financial position (which includes the negative mark-to-market value of derivatives),
ii. Other liabilities included in "Payables and other non-current liabilities" and "Payables and other current liabilities" (mainly corresponding to payables for deferred payment of radio spectrum that have an explicit financial component and supplier financing for customer financing of terminal sales), and
iii. Financial liabilities included in "Liabilities associated with non-current assets and disposal groups held for sale".

(B) subtracting the following amounts from the resulting amount of the preceding step:
i. "Cash and cash equivalents",
ii. "Other current financial assets" (which include short-term derivatives),
iii. Cash and other current financial assets included in "Non-current assets and disposal groups held for sale",
iv. The positive mark-to-market value of derivatives with a maturity beyond one year,
v. Other interest-bearing assets (included in "Financial assets and other non-current assets", "Receivables and other current assets" and "Tax receivables" in our consolidated statement of financial position),
vi. Mark-to-market adjustment by cash flow hedging activities related to debt, and

vii. Fair value of derivatives adjustment used for the economic hedging of gross commitments related to employee benefits.

In 2022, the classification of these derivatives within the Group's debt indicators has been revised, and these are now presented together with the "Net commitments related to employee benefits". This change in the presentation allows us to include in the same section the economic underlying and the derivative associated with the hedged risk. As a result, the effects on the underlying and the economic hedge are offset, avoiding distortions resulting from being registered under different headings, particularly at times of strong volatility, as has occurred in recent months compared to previous years. The totals of "Net financial debt plus commitments" and "Net financial debt plus leases plus commitments" are not affected by this presentation change. The new criteria has been applied retroactively, so the figures at December 31, 2021 have been restarted accordingly.

With respect to step (B)(v), "Financial assets and other non-current assets" includes derivatives, installments for the long-term sales of terminals to customers and other long-term financial assets, and "Receivables and other current assets" includes the customer financing of terminal sales classified as short-term. In 2022, other liabilities included in "Payables and other current liabilities" and other assets included in "Receivables and other current assets" of points (A)(ii) and (B)(v), respectively, have been reviewed, including non-material changes in the customer financing of terminal sales and the resulting changes have been applied retroactively to the net financial debt figures as of December 31, 2021.

We calculate net financial debt plus leases by adding lease liabilities calculated under IFRS 16 (including those corresponding to the companies held for sale) to net financial debt and deducting assets from subleases.
We calculate net financial debt plus commitments by adding gross commitments related to employee benefits and the fair value of the derivatives used for the economic hedging of such commitments to net financial debt, and deducting the value of long-term assets associated with those commitments related to employee benefits and the tax benefits arising from the future payments of those commitments related to employee benefits. Gross commitments related to employee benefits are current and non-current provisions recorded for certain employee benefits such as termination plans, post-employment defined benefit plans and other benefits.

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
The following table presents a reconciliation of net financial debt, net financial debt plus leases, net financial debt plus commitments and net financial debt plus leases plus commitments as of December 31, 2022 and 2021 to the Telefónica Group’s gross financial debt as indicated in the consolidated statement of financial position.

Millions of euros	12/31/2021	12/31/2022
Non-current financial liabilities	35,290	35,059
Current financial liabilities	7,005	4,020
Gross financial debt	42,295	39,079
Cash and cash equivalents	(8,580)	(7,245)
Other current financial assets	(3,823)	(2,431)
Cash and other current financial assets included in "Non-current assets and disposal groups held for sale" (see Note 30 to the Consolidated Financial Statements)	(7)	—
Positive mark-to-market value of long-term derivative instruments	(2,772)	(2,668)
Other liabilities included in "Payables and other non-current liabilities"	933	1,431
Other liabilities included in "Payables and other current liabilities"	635	402
Other assets included in "Financial assets and other non-current assets"	(1,808)	(1,892)
Other assets included in "Receivables and other current assets"	(659)	(646)
Other current assets included in "Tax receivables"	(250)	(123)
Financial liabilities included in "Liabilities associated with non-current assets and disposal groups held for sale" (see Note 30 to the Consolidated Financial Statements)	35	—
Mark-to-market adjustment by cash flow hedging activities related to debt	22	1,102
Fair value of derivatives adjustment used for the economic hedging of gross commitments related to employee benefits	65	(322)
Net financial debt	26,086	26,687
Lease liabilities	8,080	8,645
Net financial debt plus leases	34,166	35,332
Gross commitments related to employee benefits and associated economic hedging	6,272	5,291
Value of associated long-term assets	(94)	(104)
Tax benefits	(1,626)	(1,281)
Net commitments related to employee benefits	4,552	3,906
Net financial debt plus commitments	30,638	30,593
Net financial debt plus leases plus commitments (*)	38,718	39,238
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
The following table presents the reconciliation between the Telefónica Group’s Net cash flow provided by operating activities as indicated in the consolidated statement of cash flows and the free cash flow for 2022, 2021 and 2020:

Millions of euros	2020	2021	2022
Net cash flow provided by operating activities	13,196	10,268	11,763
(Payments on investments)/Proceeds from the sale of investments in property, plant and equipment and intangible assets, net	(7,020)	(6,164)	(5,508)
Dividends paid to non-controlling interests	(471)	(410)	(438)
Payments for commitments related to employee benefits	963	844	853
Payments of financed spectrum without explicit interest	(87)	(108)	(108)
Free Cash Flow excluding lease principal payments	6,581	4,430	6,562
Lease principal payments	(1,787)	(1,782)	(1,996)
Free Cash Flow	4,794	2,648	4,566

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management
During 2022, our Board of Directors met 14 times. As of February 23, 2023, our Board of Directors had met twice during 2023. As of February 23, 2023, our directors, their respective positions on our Board and the year they were first appointed were as follows:

Name	Age	First Appointed	Current Term Ends
Chairman
Mr. José María Álvarez-Pallete López (1)	59	2006	2025
Vice-Chairmen
Mr. Isidro Fainé Casas (1)(2)	80	1994	2024
Mr. José María Abril Pérez (1)(3)(6)	70	2007	2026
Mr. José Javier Echenique Landiríbar (1)(4)(7)	71	2016	2024
Members
Mr. Ángel Vilá Boix (1)	58	2017	2026
Mr. Juan Ignacio Cirac Sasturain (5)(6)(8)	57	2016	2024
Mr. Peter Erskine (1)(6)(7)	71	2006	2024
Ms. Carmen García de Andrés (5)(4)(8)	60	2017	2025
Ms. María Luisa García Blanco (5)(7)(8)	57	2018	2026
Mr. Peter Löscher (1)(4)(7)	65	2016	2024
Ms. Verónica Pascual Boé (6)	44	2019	2024
Mr. Francisco Javier de Paz Mancho (1)(5)(7)(8)	64	2007	2026
Mr. Francisco José Riberas Mera	58	2017	2025
Ms. María Rotondo Urcola (4)(8)	58	2021	2026
Ms. Claudia Sender Ramírez (6)(8)	48	2019	2024
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
(5) Member of the Regulation and Institutional Affairs Committee.
(6) Member of the Strategy and Innovation Committee.
(7) Member of the Nominating, Compensation and Corporate Governance Committee.
(8) Member of the Sustainability and Quality Committee.
Board Committees
At February 23, 2023, the Committees of our Board of Directors and members thereof are as follows:
Executive Commission
Our Board of Directors has expressly delegated all of its authority and power to the Executive Commission except as prohibited by the Spanish Corporation Act, under our Articles of Association, or under our Board Regulations. This Commission is made up of fewer directors and meets more frequently than our Board of Directors. The members of the Executive Commission are Mr. José María Álvarez-Pallete López (Chairman), Mr. Isidro Fainé Casas, Mr. José María Abril Pérez, Mr. José Javier Echenique Landiríbar, Mr. Ángel Vilá Boix, Mr. Peter Erskine, Mr. Francisco Javier de Paz Mancho, Mr. Peter Löscher and Mr. Pablo de Carvajal González, as Secretary. During 2022, the Executive Commission met 15 times and, as of the date of this Annual Report, had met three times in 2023.

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
The Audit and Control Committee meets at least once per quarter and as many times as considered necessary. During 2022, the Audit and Control Committee met 12 times and, as of the date of this Annual Report, had met twice in 2023. The members of the Audit and Control Committee are Mr. Peter Löscher (Chairman), Mr. José Javier Echenique Landiríbar, Ms. Carmen García de Andrés and Ms. María Rotondo Urcola. Our Board of Directors has determined that all the members of the Audit and Control Committee meet the requirements of an “audit committee financial expert” as such term is defined by the SEC.
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
The members of the Nominating, Compensation and Corporate Governance Committee are Mr. José Javier Echenique Landiríbar (Chairman), Mr. Peter Erskine, Mr. Peter Löscher, Ms. María Luisa García Blanco and Mr. Francisco Javier de Paz Mancho. During 2022, the Nominating, Compensation and Corporate Governance Committee met 12 times, and as of the date of this Annual Report, it had met twice in 2023.
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
The members of the Regulation and Institutional Affairs Committee are Mr. Francisco Javier de Paz Mancho (Chairman), Ms. María Luisa García Blanco, Ms. Carmen García de Andrés and Mr. Juan Ignacio Cirac Sasturain. During 2022, the Regulation and Institutional Affairs Committee met 11 times, and as of the date of this Annual Report, the Committee had met twice in 2023.
Strategy and Innovation Committee
In 2016, the Strategy Committee and the Innovation Committee merged into a new Committee, the so-called Strategy and Innovation Committee. Without prejudice to any other tasks granted to it under article 26 of the Regulations of the Board of Directors, the primary duty of this Committee is to support the Board of Directors in the analysis and implementation of the global strategy policy of the Telefónica Group. The Strategy and Innovation Committee is also responsible for advising and assisting in all matters regarding innovation. Its main object is to examine, analyze and periodically monitor the Group’s innovation projects, provide guidance and help ensure the implementation and development of innovation initiatives across the Group. The members of the Strategy and Innovation Committee are Mr. Peter Erskine (Chairman), Mr. José María Abril Pérez, Mr. Juan Ignacio Cirac Sasturain, Ms. Verónica Pascual Boé and Ms. Claudia Sender Ramírez. The Strategy and Innovation Committee met 9 times during 2022, and as of the date of this Annual Report, it had met twice in 2023.
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
The members of the Sustainability and Quality Committee are Ms. María Luisa García Blanco (Chairman), Mr. Juan Ignacio Cirac Sasturain, Ms. Carmen García de Andrés, Mr. Francisco Javier de Paz Mancho, Ms. María Rotondo Urcola and Ms. Claudia Sender Ramírez. During 2022 the Sustainability and Quality Committee met 10 times and, as of the date of this Annual Report, had met twice in 2023.
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
Mr. Isidro Fainé Casas serves as Vice-Chairman of our Board of Directors. For over 40 years, Mr. Fainé has worked in several financial institutions, including amongst others: Banco Atlántico, S.A., (1964), Banco de Asunción (Paraguay) (1969), Banca Riva y García, S.A. (1973), Banca Jover, S.A. (1974), and Banco Unión, S.A. (1978). In 1982, he joined "la Caixa" as Deputy Executive General Manager, subsequently taking on various positions of responsibility. In April 1991, he was appointed Deputy Executive Managing Director and in 1999 rose to General Manager of the bank, before becoming Chairman from June 2007 to June 2014. He was also a member of the Board of Directors of CaixaBank since 2000, presiding from 2011 until his resignation in 2016. Likewise, he was Chairman of Naturgy Energy Group, S.A. from September 2016 until February 2018. Furthermore, he served as Director of Suez, S.A. from 2014 to 2020. Mr. Fainé is currently Chairman and Member of the Executive Commission of the Board of Trustees of the Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona la "Caixa”, Chairman of the Board and of the Executive Commission of Criteria Caixa, S.A.U. and of Caixa Capital Risc SGEIC, S.A., and Chairman of the Board of Directors of Inmo Criteria Caixa, S.A.U. He also serves as Special Advisor of the Bank of East Asia, and Chairman of the Spanish Confederation of Savings Banks (CECA) and of the World Savings Banks Institute (WSBI). Additionally, he is Deputy Chairman of the European Savings Banks Group (ESGB). He is currently the Chairman of the Spanish Confederation of Executives (CEDE) and of the Spanish Chapter of the Club of Rome. He is also Deputy-Chairman of the Royal Academy of Economic and Financial Sciences, Founder of the Financial Circle and a Trustee of the Museo Nacional del Prado Foundation and the Carlos Slim Foundation. He was also appointed Honorary Chairman of Naturgy Energy Group, S.A. in 2018 and was recognized with the Forbes 2018 Award for Philanthropy. Mr. Fainé holds a Doctorate degree in Economics from the Universidad de Barcelona, a Diploma in Senior Management from IESE Business School and an ISMP certificate in Business Administration from Harvard University. He is a member of the Royal Academy of Economics and Finance and of the European Royal Academy of Doctorate Holders.
Mr. José María Abril Pérez serves as Vice-Chairman of our Board of Directors. From 1975 to 1982 he served as Financial Manager of Sociedad Anónima de Alimentación (SAAL). Since then, and until he joined the Banco Bilbao Vizcaya Argentaria Group (BBVA), he was Financial Manager of Sancel-Scott Ibérica, S.A. In 1985 he joined Banco

Bilbao, S.A. as Managing Director of Investment Corporate Banking. From January to April 1993, he was appointed Executive Coordinator of Banco Español de Crédito, S.A. In 1998, he became General Manager of the Industrial Group of BBV. In 1999, he was appointed member of the Executive Committee of the BBV Group. He has also been a member of the Board of Directors of Repsol, S.A., Iberia, S.A., Corporación IBV, Ibermática, S.A., and Vice-Chairman of Bolsas y Mercados Españoles, S.A. In 2002 he became Managing Director of the Wholesale and Investment Banking Division and a member of the Executive Committee of Banco Bilbao Vizcaya Argentaria, S.A. He is currently member of the Board of Directors of Arteche Lantegi Elkartea, S.A. He holds a degree in Economics from the University of Deusto (Bilbao, Spain) and he was professor of this University for nine years.
Mr. José Javier Echenique Landiríbar serves as Vice-Chairman of our Board of Directors. Mr. Echenique has been a Board Member and General Director of Allianz-Ercos as well as a General Director of BBVA Group, where he was responsible for wholesale business like Global Investment Banking or Global Corporate Banking among others. He has also been Member of the Board of Directors of Banco Sabadell, S.A. (Vice-Chairman), Repsol, S.A., Banco Guipuzcoano, S.A. (Chairman), Grupo Empresarial ENCE, S.A., ACS Servicios, Comunicaciones y Energía, S.L., Sevillana de Electricidad, S.A., Hidroeléctrica del Cantábrico, Metrovacesa and Abertis Infraestructuras, S.A. Mr. Echenique is currently Member of the Board of Directors of Telefónica Audiovisual Digital, S.L.U., ACS Actividades de Construcción y Servicios, S.A., Dragados, S.L. and Calcinor, S.L. He is also member of the Advisory Board of Telefónica España. He is also Trustee of the Novia Salcedo Foundation, a Board member of the Deusto Business School and a member of the McKinsey Advisory Council. He holds degrees in Economics and Actuarial Sciences from Basque Country University (UPV), where he was a professor of Social Security’s Quantitative Techniques of the Economic Sciences School of Bilbao for several years.
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
Mr. Juan Ignacio Cirac Sasturain serves as a Director of our Board of Directors. Mr. Cirac began his career as full professor at the Applied Physics Department of Castilla La Mancha University. In 1996, he tutored at Institut für Theoretische Physik of Leopold Franzens Univesität Innsbruck, until 2001. In 2001, Mr. Cirac became Director of the Theory Division of Max-Planck Institut für Quantenoptik, a member of the Max Planck Society. Since 2002, he held the title of Honorarprofessor at Technical University of Munich. He has also served on advisory boards and scientific committees of several international research centers in the United States (Harvard, MIT), Asia (Kyoto, Tsinghua, Singapore) and Europe (Switzerland, Russia), as well as the BBVA Foundation, among other activities. He has also been a member of the Editorial Board of several national and international Physics journals and is the founder and editor of the journal Quantum Information and Computation. Since 2021, he is member of the Advisory Board of Telefónica Tech. He is also member of the Security Advisory Board of Telefónica Ingeniería de Seguridad and member of the Scientific Committee of La Caixa Foundation. Since 2019, he is Co-Director of the Munich Quantum Science and Technology Center. Since 2016, Mr. Cirac is a Director of International Max-Planck Research School Quantum Science and Technology. He has received several awards, such as the Hamburg Prize for Theoretical Physics, the Medal of Honor of Fundación García Cabrerizo or the Wolf Prize in Physics. He holds a degree in Theoretical Physics from Universidad Complutense de Madrid as well as a Ph.D. in Physics from this university. He is specialized in Theoretical Quantum Optics, Quantum Computing and Quantum Communication.
Mr. Peter Erskine serves as a Director of our Board of Directors. He began his career in the field of marketing in Polycell and in Colgate Palmolive. He worked for several years at the Mars Group, serving as Vice-Chairman for Europe of Mars Electronics. In 1990, he was appointed Vice-Chairman of Marketing and Sales of Unitel. From 1993 to 1998, he held a number of senior positions in BT, including Director of BT Mobile and President and Chief Executive Officer of Concert. In 1998, he was appointed Managing Director of BT Cellnet. Subsequently, in 2001, he

was appointed Chief Executive Officer and a Director of the Board of Directors of O2 Plc (now Telefónica Europe, Plc). In 2006, he became Executive Chairman of Telefónica Europe, Plc (until December 31, 2007, after which he became a Non-Executive Director). In January 2009, he joined the Board of Ladbrokes Plc. as a Non-Executive Director until December 2015, becoming Chairman in May 2009. He stood down from the Board in December 2015, having taken a lead role in the merger of Ladbrokes Plc with Gala Coral Group. He was a member of the Supervisory Board of Telefónica Deutschland Holding AG since 2016 until December 31, 2021, and member of the Board of Directors of VMED O2 UK Ltd since June 2021. He also chairs the charity Brainstorm which is focused on funding research into brain tumors. Mr. Erskine holds a degree in Psychology from Liverpool University and an Honorary Doctorate from the University of Reading.
Ms. Carmen García de Andrés serves as a Director of our Board of Directors. Ms. García joined PricewaterhouseCoopers (Coopers & Lybrand Legacy) in 1985, where she held several positions. Thereafter, she held various leadership positions at Landwell -Abogados y Asesores Fiscales as well as at PwC. She has been representative of the Spanish brand at the International Specialist Group in Indirect Taxation for more than six years. Between 2004 and 2007, she was the Managing Partner of the Gran Consumo, Distribución, Industria y Servicios Group of Madrid with more than 30 experts in legal and taxation areas, and responsible for the Diversity Program, Women in PwC between 2005 and 2007. She has been member of the Trust of the Young Business Spain Foundation and Board member of the collective initiative Juntos por el empleo de los más desfavorecidos. She has been member since 2006 of the Trust of Tomillo Foundation, and in March 2008 became the Managing Director of this non-profit institution and its Executive Chairwoman in 2014. She is Treasurer of the Asociación Española de Fundaciones (AEF), member of the Trust of Secretariado Gitano, Somos F5 and Xavier de Salas Foundations and co-founder and member of the Trust of "Aprendiendo a ser" Foundation since December 2018. She holds a degree in Economic and Business Sciences from the Comillas Pontifical University, ICADE.
Ms. María Luisa García Blanco serves as a Director of our Board of Directors. Ms. García began her career in 1992 as a state attorney (abogado del estado). In 2002, she was appointed Deputy Director-General of Constitutional Law and Human Rights and state attorney-Head of the Constitutional Law and Human Rights Department as well as Agent of the Kingdom of Spain before the European Court of Human Rights. As Agent of the Kingdom of Spain she managed and coordinated the Spanish delegation composed of representatives from various Spanish Ministries and represented the Kingdom of Spain before various UN Committees in nonjudicial proceedings and individual claims and before the European Court of Human Rights (TEDH) in individual claims. As state attorney serving at the Constitutional Court, she has been involved in constitutional law proceedings such us claims for unconstitutionality and jurisdictional conflicts, appeals for protection of constitutional rights and other issues of unconstitutionality. Among other activities, she has been the Secretary of the Board of Directors of Sociedad Estatal de Infraestructuras Agrarias del Norte (SEIASA DEL NORTE) and, from 1999 to 2010, of its Audit and Control Committee. From 2010 to 2013, she served as a Director of Sociedad Estatal de Infraestructuras Agrarias (SEIASA). She served as a Director of Sociedad Estatal de Aguas de la Cuenca del Norte (ACUANORTE) between 2010 and 2013, and of Sociedad Estatal de Aguas de las Cuencas de España (AcuaEs) between 2012 and 2013. Furthermore, she has been involved in coordination and cooperation activities for the promotion and defense of human rights in Uruguay (2006), Colombia (2007 and 2008), Chile (2009) and Guatemala (2010). Additionally, in 2006 she was awarded with the Cross of Honor of the Order of St. Raymond of Penyafort. In October 2013 she left her position as state attorney and she is currently a partner at the law firm Salama García Blanco, SLP, which focuses on administrative, constitutional law, civil and commercial litigation, and arbitration matters, and provides legal advice to credit institutions. In 2014, she was appointed as Corresponding Member of the Royal Academy of Jurisprudence and Legislation. Since 2021, she is member of the Advisory Board of Telefónica España. She is currently Director of Ibercaja Banco, S.A., member of the CIMA Governance and Control Committee and President of the Committee of Experts of 65YMAS.COM. She holds a law degree from the University of Cordoba (Spain).
Mr. Peter Löscher serves as a Director of our Board of Directors. Mr. Löscher was the President of Global Human Health and a member of the Executive Board of Merck & Co., CEO of GE Healthcare Bio – Sciences and a member of GE’s Corporate Executive Council. He was also COO and a member of the Board of Amersham Plc. He held a senior leadership position in Aventis and Hoeschst. Mr. Löscher is former Chairman of the Supervisory Board of OMV AG, Austria. From 2014 to 2016, he was the CEO of Renova Management AG. In the past, he was also a member of the Supervisory Board of Deutsche Bank AG and Chairman and CEO of Siemens AG, among others, and until April 2022 Chairman of the Board of Directors of Sulzer AG. Since April 2020, he is Chairman of the Supervisory Board of Telefónica Deutschland Holding AG, member of the Supervisory Board of Philips, member of the Board of Thyssen-Bornemisza Group AG, Switzerland, and a non-executive member of the Board of Directors of Doha Venture Capital LLC, Qatar. He is also Honorary Professor at Tongi University Shangai and he holds the Grand Decoration of Honor in Gold of the Republic of Austria, the Order of Friendship of the Russian Federation

and is a Knight Commander of the Order of Civil Merit of Spain. Mr. Löscher studied Economics at Vienna University of Economics, where he also received his MBA, and Business at the Chinese University of Hong Kong. He completed the Advanced Management Program (AMP) at Harvard Business School and an Honorary Doctorate of Engineering from Michigan State University and is a Doctor Honoris Causa of Slovak University of Engineering in Bratislava.
Ms. Verónica Pascual Boé serves as a Director of our Board of Directors. Ms. Pascual began her professional career at the international level in the strategic management department of Human Resources of the multinational industrial group Bouygues. In 2004, she joined the family firm ASTI, where she held different positions in the management of this company (technical management and sales management departments). At the end of 2006, she was appointed General Manager and in 2008 she decided to acquire the company. She has previously held various positions, including: Promoter and Founder of Burgos Digital Innovation Hub, through ASTI of DIHBU (2018); President of the Industry Working Group 4.0 of the Castile and Leon Government (2016-2018); President of the Industry Committee 4.0 and Vice President of Talent Development of AMETIC (2016-2018); Member of the Advisory Council of the Quality Agency of the University System (2015-2016); Member of the Advisory Council of EAE Business School (2015-2016); Member of the Governing Council of APD Castile and Leon (2014-2015); Member of the Board of Directors of Empresa Familiar Castile and Leon (2001-2013). Ms. Pacual is an entrepreneur who has led during 18 years a group of companies involved in digital transformation headed by ASTI Mobile Robotics Group, a company with affiliates in Spain, France, Germany, and the United States, engaged in the supply of autonomous vehicle systems for the automation of industrial processes in sectors such as the automotive, food, cosmetics, pharmaceuticals, and retail. Ms Pascual also Chairs the ASTI Tecnología y Talento Foundation and is also a Director of the company General Alquiler de Maquinaria, S.A. (GAM). Since August 2021, ASTI Mobile Robotics has been integrated into ABB Robotics and Ms. Pascual has moved to the position of Global Manager of Robótica Móvil Autónoma until January 2023. She currently leads her family office, ALBP Corp, one of whose main objectives is the investment in technology-based projects. In addition, she is member of the Advisory Board of Telefónica Tech. Ms. Pascual has a degree in Aeronautical Engineering from the Polytechnic University of Madrid, a Master in Business Administration (MBA) from the College des Ingenieurs de Paris and an Executive Master in Positive Leadership and Strategy (EXMPLS) from IE Business School. She also has several postgraduate qualifications from INSEAD, Stanford, and Harvard Business School.
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
Mr. Francisco José Riberas Mera serves as a Director of our Board of Directors. He started his professional career at the Gonvarri Group, where he became Director of Corporate Development and Chief Executive Officer. Mr. Riberas has been the Chief Executive Officer of Gestamp Automoción since its incorporation. He has been member of the Board of Directors of General de Alquiler de Maquinaria, S.A. (GAM) and Chairman of Endeavor Foundation in Spain. Currently, Mr. Riberas is the Executive Chairman of Gestamp Automoción. He also serves as a member of the management team of certain companies of the Gestamp Group and the ACEK Group, including companies belonging to the Groups Gonvarri, Acek Renewables Energy and Inmobiliaria Acek. He also serves as a member of the Board of Directors of CIE Automotive and Wallbox, N.V. Furthermore, he is Chairman of SERNAUTO

(Asociación Española de Proveedores de Automoción) and Foundation Consejo España-China. Mr. Riberas holds a Degree in Law (1987) and in Economics and Business Administration (1988) from Comillas Pontifical University (ICADE E-3).
Ms. María Rotondo Urcola serves as a Director of our Board of Directors. From 1989 to 2006 she was an Investment Analyst specializing in various sectors, particularly in the telecommunications sector, Macroeconomist, and Head of Equity Research Europe, at Santander Investment Sociedad de Valores y Bolsa. From 2006 to 2016, she was Global Head of the Telecommunications, Media and Technology at Santander Global Banking and Markets. From 2017 to 2020 she was an independent Director of Indra. She has also served on the Advisory Board of Instituto de Empresa (IE) "Transformation with Purpose", and of Hotelab. She is currently an independent Director of CACEIS Bank Spain, SANTANDER CACEIS LATAM HOLDO (since 2019) and Libertas 7 (since 2021). She also participates in the Advisory Board of Top Boards-Headspring (Financial Times - Instituto de Empresa) (since 2017). Ms. Rotondo teaches Capital Markets at the Instituto de Consejeros y Administradores (ICA), and Special Operations Communication in the Master Investor Relations at Bolsas y Mercados (BME). She is also Co-Director and professor in the Sustainability Programme at the Instituto de Empresa (IE) SYCA, where she teaches classes on corporate governance and sustainability. She has also been an internal trainer at Banco Santander, as well as a speaker at various forums and collaborates with several publications (Fide Monedas digitales in 2020, Gaptel, Telos, El Economista, others). Among the awards received, the most noteworthy are the following: Finalist 2016 TMT Finance EMEA, Best Corporate Finance Deal (OPA Orange-Jazztel); 1999-2002 Reuters-Institutional Investor, 1 and 3 Ranked European Telecom Analyst; 2001 Footsie- Actualidad Económica, 1 Ranked analyst all sectors in Spain 2001; 2000 Institutional Investors, First Equity Research team in Spain by Institutional Investors; and 1997 Vallehermoso Award, 1 Real Estate Analyst (Ladrillo de Oro 1997). Ms. Rotondo has a degree in Economics and Business Administration from the Complutense University of Madrid. She has received complementary training at various Institutions such as ESG Academy/Foretica, IESE, IC-A, EEC, IMD, NYU, Harvard, Boston College, among others.
Ms. Claudia Sender Ramírez serves as a Director of our Board of Directors. She has held various positions in, among others, the following companies: (i) Director of Yduqs University (formerly known as Estácio) (2019-2021) (ii) Latam Airlines Group where she served as Vice President, Chief Customer Officer (2017-2019), CEO of LATAM Brazil (2013-2017), Vice President of LATAM Brazil (2011-2013); (iii) Whirlpool, S.A. where she served as Vice President of Marketing (2009-2011), Divisional Director of Marketing (2007-2009), and Director of Strategic Planning (2005-2007); and (iv) Bain & Company Brazil where she served as a consultant specialising in Strategy (1998-2005). Currently, Ms. Sender is a Director of LafargeHolcim Ltd (since 2019); Director of Gerdau, S.A. (since 2019); Director of Amigos do Bem (since 2017), a Brazilian NGO dedicated to the eradication of poverty in the Northwest of Brazil; Director of Embraer, Empresa Brasileira de Aeronáutica, S.A. (since 2021); and Director of Metalúrgica Gerdau, S.A. (since 2021). In addition, she is member of the Advisory Board of Telefónica Tech and Telefónica Hispanoamérica. Ms. Sender has a degree in Chemical Engineering from the Polytechnic School of the University of São Paulo, and an MBA from Harvard Business School in Boston.
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
Regarding the conditions related to the termination of the contracts, the Executive Chairman, Mr. José María Álvarez-Pallete López, and the Chief Operating Officer (“Consejero Delegado”), Mr. Ángel Vilá Boix, have the same terms and conditions as in their previous contracts, which specify agreed severance pay for termination of the relationship, when appropriate, which may amount to a maximum of four annual payments. Each annual payment consists of the last fixed remuneration and the arithmetic mean of the sum of the last two amounts of the annual variable remuneration paid pursuant to the contracts.
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

Confidentiality	While the relationship remains in force and also after the termination thereof, there is a duty of confidentiality regarding any information, data and any kinds of reserved and confidential documents they have knowledge of or to which they have had access as a result of holding their positions.
Compliance with the regulatory system	The contracts include the obligation to abide by the rules and obligations set out within Telefónica’s regulatory system, which are contained, among other regulations, in the Board of Directors Regulations and Telefónica’s Internal Stock Market Conduct Regulations.
Executive Officers/Management Team
At February 23, 2023, our executive management team consisted of the following individuals:

Name	Position	Appointed	Age
Mr. José María Álvarez-Pallete López	Chairman of the Board of Directors and Chief Executive Officer	2016	59
Mr. Ángel Vilá Boix	Chief Operating Officer	2017	58
Mr. Pablo de Carvajal González	General Secretary, Secretary of the Board of Directors and Director Global of Regulation	2018	59
Ms. Laura Abasolo García de Baquedano	Chief Finance and Control Officer	2017	50
Mr. Eduardo Navarro de Carvalho	Chief Corporate Affairs and Sustainability Officer	2019	60
Mr. Mark Evans	Chief Strategy and Development Officer	2021	53
Mr. Juan Francisco Gallego Arrechea	General Manager of Internal Audit	2016	56
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
Mr. Juan Francisco Gallego Arrechea is the General Manager of Internal Audit of the Telefónica Group since 2016. He began his career in Arthur Andersen, where he specialized in audit and financial consulting for business groups. In June 2000, he joined the Telefónica Group working as Director of Consolidation and Accounting Policies and serving, from 2009, as Chief Accounting Officer. Mr. Gallego is a speaker and a member of work teams in several master programs, conferences and courses on the matter of audit, consolidation and accounting practices held by regulators, private institutions and universities. He is currently Director and Chairman of the Audit Committee of the Institute of Internal Auditors of Spain. He obtained a degree in Economic Science at Universidad Complutense in Madrid.

B. Compensation
Please see Note 29.g and Appendix II to our Consolidated Financial Statements for information on the compensation paid to members of our Board of Directors and Executive Officers/Senior Management Team during the year 2022.
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

E. Share Ownership
At February 23, 2023, the following members of our Board of Directors beneficially owned directly or indirectly an aggregate of 17,066,508 shares, representing approximately 0.296% of our capital stock.

Name or corporate name of director	Number of direct voting rights	Number of indirect voting rights	% of total voting rights
Mr. José María Álvarez-Pallete López	2,168,658	—	0.038
Mr. Isidro Fainé Casas	734,460	—	0.013
Mr. José María Abril Pérez	374,529	466,378	0.015
Mr. José Javier Echenique Landiríbar	237,125	62,758	0.005
Mr. Ángel Vilá Boix	624,332	—	0.011
Mr. Juan Ignacio Cirac Sasturain	—	—	—
Mr. Peter Erskine	46,189	—	0.001
Ms. Carmen García de Andrés	869	—	—
Ms. María Luisa García Blanco	—	37,127	0.001
Mr. Peter Löscher	179,453	—	0.003
Ms. Verónica Pascual Boé	—	—	—
Mr. Francisco Javier de Paz Mancho	80,270	—	0.001
Mr. Francisco José Riberas Mera	—	12,014,980	0.208
Ms. María Rotondo Urcola	39,380	—	0.001
Ms. Claudia Sender Ramírez	—	—	—
At February 23, 2023, members of our executive management team (excluding members of our Board of Directors listed above) beneficially owned an aggregate of 914,696 of our shares, representing approximately 0.016% of our capital stock.
None of our directors or executive officers beneficially owned shares representing one percent or more of our share capital at February 23, 2023.
None of our directors and executive officers held options in respect of shares representing one percent or more of our share capital at February 23, 2023.
Please see Note 27 to our Consolidated Financial Statements for information on our share-based payment plans.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
General
At February 23, 2023, we had 5,775,237,554 shares outstanding, each having a nominal value of 1.00 euro per share. All outstanding shares have the same rights.
At February 23, 2023, according to information provided to us or to the Spanish National Securities Commission (Comisión Nacional de Mercado de Valores or the “CNMV”), beneficial owners of 3% or more of our voting stock were as follows:

Name of Beneficial Owner	% of voting rights attributed to shares		% of voting rights through financial instruments		% of total voting rights
	Direct	Indirect	Direct	Indirect
Banco Bilbao Vizcaya Argentaria, S.A.(1)	4.85	0.02	0.00	0.00	4.87
CaixaBank, S.A.(2)	3.50	0.00	0.00	0.00	3.50
BlackRock, Inc.(3)	0.00	4.32	0.00	0.16	4.48
(1)Based on the information provided by Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) for our 2022 Annual Report on Corporate Governance. According to the aforementioned information provided by BBVA, the percentage of economic rights attributed to Telefónica, S.A. shares owned by BBVA amounts to 4.97% of the Company's share capital.
(2)Based on the information provided by CaixaBank, S.A. for our 2022 Annual Report on Corporate Governance.

(3)Based on the information notified by BlackRock, Inc. to the CNMV on March 31, 2020 as updated per the share capital of Telefónica, S.A. as of December 31, 2022. Based on the Schedule 13G/A filed with the SEC on October 7, 2022, BlackRock, Inc. beneficially owned 4.96% of Telefónica, S.A. shares (4.49% of voting rights).
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
B. Related Party Transactions
During 2020, 2021 and 2022 through the date of this Annual Report, the Directors and senior executives did not enter into any transaction with Telefónica, S.A. or any Telefónica Group company other than those in the Group’s normal trading activity and business, except for the transactions with parties related to Directors during fiscal year 2022 disclosed in Note 11 to the Consolidated Financial Statements.
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
Related Party Transactions with Significant Shareholders
Two of our major shareholders are financial institutions (see “—Major Shareholders—General” above). We have entered into related party transactions with both companies within our ordinary course of business, and always on arm’s-length terms. During 2020, 2021 and 2022 through the date of this Annual Report, the executed transactions were generally loans, capital markets or derivative transactions provided to us by these financial institutions and agreements for us to provide telecommunications and broadband services to such institutions.
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
At December 31, 2022, as recorded in our parent company accounts, companies in the Telefónica Group owed Telefónica, S.A. a total of 1,715 million euros (3,772 million euros at December 31, 2021), including amounts due under intra-group loans and dividends distributed and uncollected at December 31, 2022.
In addition, at December 31, 2022, companies of the Telefónica Group and their associates had loaned to us (Telefónica, S.A.) a total of 42,777 million euros (43,062 million euros at December 31, 2021), of which 10,019 million euros (10,499 million euros at December 31, 2021) was loaned to us by Telefónica Europe, B.V. and 26,468 million euros (28,817 million euros at December 31, 2021) was loaned to us by Telefónica Emisiones S.A.U., our financing subsidiaries devoted to raising funds in the capital markets, 6,290 million euros (3,580 million euros at December 31, 2021) was loaned to us by Telfisa Global, B.V., our financing subsidiary charged with centralizing and managing the cash pooling of our subsidiaries in Latin America, Europe and the United States, and no amount was loaned to us by other companies (166 million euros at December 31, 2021).

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
The following unresolved legal proceedings or those underway in 2022 are highlighted (see “—(b) Tax Proceedings” below and Note 25 to the Consolidated Financial Statements for information on significant tax-related cases).
Appeal against the decision by Agencia Nacional de Telecomunicações (“ANATEL”) regarding the inclusion of interconnection and network usage revenues in the Fundo de Universalização de Serviços de Telecomunicações (“FUST”)
Vivo Group operators (currently "Telefónica Brasil"), together with other cellular operators, appealed ANATEL’s decision of December 16, 2005, to include interconnection and network usage revenues and expenses in the calculation of the amounts payable into the FUST (Fundo de Universalização de Serviços de Telecomunicações) –a fund which pays for the obligations to provide Universal Service– with retroactive application from 2000. On March 13, 2006, Brasilia Federal Regional Court no. 1 granted a precautionary measure which stopped the application of ANATEL’s decision. On March 6, 2007, a ruling in favor of the wireless operators was issued, stating that it was not appropriate to include the revenues received by transfer from other operators in the taxable income for the FUST’s calculation and rejecting the retroactive application of ANATEL’s decision. On January 26, 2016, ANATEL filed an appeal to overturn this decision with Brasilia Federal Regional Court no. 1, which was also dismissed. On May 10, 2017 ANATEL appealed to the higher courts on the merits of the case.
At the same time, Telefónica Brasil and Telefónica Empresas, S.A., together with other wireline operators through ABRAFIX (Associação Brasileira de Concessionárias de Serviço Telefonico Fixo Comutado) appealed ANATEL’s decision of December 16, 2005, also obtaining the precautionary measures requested. On June 21, 2007, Brasilia Federal Regional Court no. 1 ruled that it was not appropriate to include the interconnection and network usage revenues in the FUST’s taxable income and rejected the retroactive application of ANATEL’s decision. ANATEL filed an appeal to overturn this ruling on April 29, 2008, before Brasilia Federal Regional Court no. 1, which was dismissed on May 10, 2016. ANATEL filed an appeal against this dismissal.
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

Appeal against the Decision of the European Commission dated January 23, 2013, to sanction Telefónica for the infringement of Article 101 of the Treaty on the functioning of the European Union
On January 19, 2011, the European Commission initiated formal proceedings to investigate whether Telefónica, S.A. (Telefónica) and Portugal Telecom SGPS, S.A. (Portugal Telecom) had infringed European Union antitrust laws with respect to a clause contained in the sale and purchase agreement of Portugal Telecom’s ownership interest in Brasilcel, N.V., a joint venture in which both companies were venturers and which was the owner of the Brazilian company Vivo.
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
On December 13, 2017, the General Court dismissed the appeal filed by Telefónica. The European Commission, which was urged to recalculate the amount of the fine in the judgment of the General Court of June 2016, issued a resolution on January 25, 2022, imposing a fine of 67 million euros on Telefónica. In April 2022, Telefónica paid the fine of 67 million euros imposed, bringing the procedure to an end.
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
Appeal against the resolution of ANATEL to sanction Telefónica Brasil for breaches of the Fixed Telephony Regulation
In May 2018, Telefónica filed a judicial action for annulment against a resolution issued by ANATEL (the National Telecommunications Agency of Brazil) in March 2018 concluding the administrative process for determination of non-compliance with obligations (Processo Administrativo para Apuração de Descumprimento de Obrigações or "PADO") investigating alleged infractions of the Fixed Telephony Regulation by Telefónica Brasil.
This PADO investigation had been suspended during the negotiations of the conduct adjustment term (Termo de Ajustamento de Conduta or "TAC") between Telefónica and ANATEL relating to this and certain other PADO investigations. Since the negotiations concluded without agreement, the suspended PADO sanctioning procedures were reactivated and finalized.
In its resolution of March 2018, ANATEL considered that Telefónica Brasil committed several infractions, specifically those related to the inadequate notice of suspension of services to defaulting users, the terms of reactivation of services after payment of outstanding amounts by defaulting users and the disagreement with the terms of refunds claimed by users of the services.
The fine imposed by ANATEL and appealed by Telefónica Brasil is approximately 211 million Brazilian reals (approximately 38 million euros), which amounted to approximately 575 million Brazilian reals after currency value updates and accrued interest as of December 31, 2022 (approximately 103 million euros).
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
On June 29, 2020, Millicom filed a Motion to Dismiss, to which Telefónica replied on July 8, 2020.
On August 3, 2020, Telefónica submitted an amendment to the lawsuit, removing the requirement to comply with the provisions of the sale and purchase contract and requesting only compensation for all damages that the unjustified breach of said agreement could cause to Telefónica.
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
It is requested that the defendant be ordered to fully compensate Telefónica for all damages suffered. Once the Tribunal was constituted, on February 9, 2023, Telefónica filed a request for urgent injunctive relief together with a request for injunctive relief, requesting the suspension of the administrative litigation (acción contencioso-administrativa or ACA) related to the income tax for the years 1998, 2000 and 2001, as well as the extension of the deadline for submission by Telefónica of the memorial or claim. Following response of Peru, on February 16, 2023, the Tribunal ruled to dismiss Telefónica's request for urgent injunctive relief, to establish the procedural calendar to process the request for injunctive relief and to grant Telefonica two additional weeks to file the memorial or claim.

Appeal against the ANATEL resolution on the calculation of amounts for the renewal of radio frequencies in Brazil associated with the provision of the personal mobile services (filed in 2013)
In 2013, Telefónica Brasil filed a lawsuit against the resolution of ANATEL which sets forth the calculation of the amount to be paid by Telefónica Brasil for the renewal of radio frequencies associated with the provision of personal mobile services (which has been granted to Telefónica Brasil for a period of fifteen years).
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
As of December 31, 2022, the amount under litigation was 774 million Brazilian reais (139 million euros based on the exchange rate of such date), resulting from the method of calculation of ANATEL that has been appealed.
Appeal against the ANATEL resolution on the calculation of amounts for the renewal of radio frequencies in Brazil associated with the provision of the personal mobile services (filed in 2015)
In 2015, Telefónica Brasil filed a lawsuit against the resolution of ANATEL which sets forth the calculation of the amount to be paid by Telefónica Brasil for the renewal of radio frequencies associated with the provision of personal mobile services (which has been granted to Telefónica Brasil for a period of fifteen years).
According to ANATEL the renewals, which must be carried out every two years, should be accompanied by a payment equivalent to 2% of all income derived from the provision of personal mobile services, while Telefónica Brasil believes that the calculation must be made with respect to the income derived from voice services only, which would exclude data services and interconnection revenues.
In August 2016, Telefónica Brasil filed an appeal before the Regional Federal Court of Brasilia after obtaining an unfavorable ruling in the Court of First Instance, which considered that the criteria defended by ANATEL was the one to be followed. Pending judgment on appeal.
As of December 31, 2022, the amount under litigation was 400 million Brazilian reais (72 million euros based on the exchange rate of such date), resulting from the method of calculation of ANATEL that has been appealed.
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
The trial was held between May and July 2022. The parties are awaiting the issuance of the sentence.

(b) Tax Proceedings
Inspections in the tax group in Spain
In July 2019, new inspection procedure were initiated for several of the companies belonging to Tax Group 24/90, of which Telefónica, S.A. is the dominant company. The concepts and periods that have been audited are: Corporate Income Tax for the years 2014 to 2017 and Value Added Tax, Withholdings Income Tax for the second half of 2015 and from 2016 to 2018.
A Settlement Agreement was signed in October 2021, in which Telefónica manifested its agreement with certain of the tax assessments resulting from the inspection (specifically, with respect to the tax treatment of the exchange differences generated by assets denominated in Venezuelan bolivars), and its disagreement with others (mainly the consideration of exempt income of the “Juros sobre capital propio” since 2015), producing an impact on results (tax expense) of 387 million euros, with a deferred tax asset reduction as detailed in "Main changes registered in 2021" in Note 25 to the Consolidated Financial Statements. However, the tax assessments did not result in a significant cash outflow as the Telefónica Group had tax credits, which substantially offset their impact.

The closing of the inspection procedure took place in January 2022, with the Settlement Agreement being notified, and which the Company challenged in an economic-administrative procedure at the Central Economic-Administrative Court due to the adjustments with which it did not agree, mainly related to the "juros sobre el capital propio". On 9 December 2022, the Company received a rejection resolution from the Central Economic-Administrative Court, which will be challenged on the National High Court.
In relation to the 2008-2011 inspection procedure, in July 2022 Telefónica was notified of the Supreme Court's decision rejecting the appeal for cassation filed by the State Attorney's Office against the judgment of the Audiencia Nacional (National High Court) of October 29, 2021. This confirmed the criteria used by Telefónica, S.A. for the use of tax losses carryforward and deductions in relation to the liquidation agreements derived from the Corporate Income Tax inspection of those years.
On October 24, 2022, an Agreement for the Execution of the Judgment of the Audiencia Nacional (National High Court) was issued, which orders the refund to Telefónica of an amount of 790 million euros for taxes paid in those years, as well as an amount of 526 million euros as delayed interest. Said amounts were collected on October 28, 2022.
As a consequence of the final outcome of the litigation above mentioned, no additional liabilities were recorded as of December 31, 2022.
Telefónica Brazil
State taxes
The Telefónica Group is involved in a range of tax litigation in Brazil over direct and indirect taxes (including those relating to GVT). This includes a number of appeals relating to ICMS tax (a tax similar to VAT, levied on telecommunications services). There is a dispute with the Brazilian tax authorities over which services should be subject to this tax.
To date the most significant issues have focused on the requirement to collect ICMS on penalties charged to customers for non-compliance, and complementary or additional services to the basic telecommunications services such as value-added services, modem rental, and the application of this tax on the basic fee (assinatura básica). In the case of the latter (assinatura básica), the Supreme Court has established that the tax is only payable in respect of assessments for periods after October 2016.
All related procedures are being contested in all instances (administrative and court proceedings). The aggregate amount of the relevant proceedings, updated to take into account interest, fines and other items, is approximately 21,712 million Brazilian reais as of December 31, 2022 (approximately 3,898 million euros at the exchange rate on that date, see Note 24 to the Consolidated Financial Statements), 19,164 million Brazilian reais as of December 31, 2021 (approximately 3,032 million euros at the exchange rate on that date). Telefónica Brazil has obtained independent expert reports supporting its position, i.e. that the aforesaid services are not subject to ICMS.
Federal taxes

In addition, there are possible contingencies in relation to the income tax federal taxes for the total amount of 29,778 million Brazilian reais as of December 31, 2022 (approximately 5,346 million euros at the exchange rate on that date), 18,078 million Brazilian reais as of December 31, 2021 (approximately 2,860 million euros at the exchange rate on that date), mainly related to the tax amortization in Brazil in the years 2011 to 2020 of the goodwill originated in the acquisitions of Vivo and GVT and their subsequent merger with Telefónica Brasil. These proceedings are at the administrative and judicial stage and no provisions have been made since the potential risk associated with them has been classified as "not probable" and Telefónica Brazil has received independent expert reports that support this view.
There are other probable contingencies in relation to the income tax federal taxes for the total amount of 104 million Brazilian reais as of December 31, 2022 (approximately 19 million euros at the exchange rate on that date), 98 million Brazilian reais as of December 31, 2021 (approximately 16 million euros at the exchange rate on that date). The Company has recognized a provision for this amount.
Telefónica del Perú
In relation to tax claims in Peru, it should be noted that Telefónica del Perú is party to numerous legal proceedings (contentious administrative proceedings (ACAs) and appeals (amparos)) for tax matters relating to corporate income tax and VAT, mainly for the years 1998 to 2005, the most relevant being those corresponding to the years 1998 to 2001 (relating to corporate income tax, payments in advance, credit balances, associated VAT, interest and applicable penalties).
The evolution of the appeals of the different cases from the period 1998 to 2001 has been uneven and complex over the last few years, but we can highlight the second instance Judgment of 2015, which was partially upheld; the Supreme Court Judgments of 2019; the January 2020 Supreme Court Ruling, annulling the previous rulings of 2000 and 2001 in relation to the provision for doubtful debts; the Constitutional Court Rulings in 2021 in relation to the settlement of late payment interest, partially upheld; and the Supreme Court Rulings of 2021 and 2022 on the credit balance from 1999 used in 2000.
On January 17 and 18, 2023, Telefónica del Perú received notifications of the judgments handed down by the Supreme Court that resolved, in the last instance and unfavorably to the Company (references to the “Company” in this section refer to Telefónica del Perú), the contentious administrative proceedings relating to income tax for the years 1998, 2000 and 2001.
The rulings issued by the Fifth Chamber of Constitutional and Social Transitory of the Supreme Court do not contain any payment mandate to the Company, as the rulings issued in the administrative contentious proceedings were resolved on concepts derived from a pronouncement of the Tax Court. At the end of these proceedings - and any others that may be applicable - the Tax Administration, through an administrative act, will determine the amount of the corresponding payment obligations.
Because there were certain adjustments on which the rulings had been definitive since 2015 (positively for the Company in relation to the deductibility of the rental of public spaces and negatively in the case of the deductibility of certain financial charges), the Company previously recorded a provision with an impact on income tax, the amount of which has been updated periodically and constantly depending on the evolution of the various proceedings and the applicable interest rates.
In addition to the above, in June 2022 a new ruling was received from the Tax Court in relation to the corporate income tax of Telefónica Móviles del Perú for 2000. This ruling was favorable to the Company with respect to the recognition of the tax value of certain network assets and unfavorable with respect to the deductibility of the exchange rate tax.
In relation to all these proceedings, the Group considers that the initial amount claimed by the Peruvian government has been exponentially increased by the accrual of interest generated by the delay, not attributable to the Company, of almost 20 years in processing the lawsuits, meaning that almost 80% of the total amount claimed is due to interest and fines. And all this, despite the fact that in 2021 the Constitutional Court itself ruled in favor of Telefónica del Perú, recognizing that it had been charged interest for delays not attributable to the company.
For this and other reasons, the Group has been in international arbitration before ICSID since March 2021 for various conducts of the Peruvian State in violation of the Agreement for the Promotion and Reciprocal Protection of Investments between Spain and Peru (see Note 29.a)
The Company has recorded the necessary provisions for the contingencies considered probable, leaving as possible contingencies an amount of 560 million Peruvian soles at December 31, 2022 (approximately 138 million euros).
As of December 31, 2022, the total amount of tax contingencies related to Telefónica del Perú that the Group has recognized in its consolidated financial statements, including as the most relevant amount that related to the aforementioned judgements and rulings received since 2015, plus accrued interest and other above-mentioned impacts, amounts to 3,849 million Peruvian soles which is equivalent to 945 million euros at the exchange rate of December 31, 2022.
Tax deductibility of financial goodwill in Spain
The tax regulations added article 12.5 to the Spanish Corporate Income Tax Law, which came into force on January 1, 2002. The article regulated the deductibility of tax amortization of financial goodwill (fondo de comercio) arising from the acquisition of non-Spanish companies, which could be amortized over 20 years at 5% per annum.
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
The Telefónica Group, under this regulation, has been amortizing for tax purposes the financial goodwill from its investments, both direct and indirect, in O2, BellSouth and ColTel (prior to December 21, 2007) and Vivo (acquired in 2010). The positive accumulated effect of the corresponding settlements of corporate income tax from 2004 to the closing of December 31, 2022, was 2,042 million euros.
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
The proceedings initiated on the Third Decision, suspended until the resolution of the 1st and 2nd Decisions, were reactivated in October 2021, and are still pending first instance judgment.
Notwithstanding the above, the "Tax and Customs Control Unit of the Spanish Tax Authority" (Dependencia de Control Tributario y Aduanero de la Agencia Tributaria), in compliance with the obligation set out in the EC Decision (EU) 2015/314, recovered in March 2019 and February 2021, the amounts that had been deducted in connection with the amortization of goodwill for the indirect acquisition of non-resident companies from 2005 to 2015 and 2016 to 2018 respectively, and has notified in December 2022 the recovery of the relevant amounts for the years 2019 to 2020.The recovery of such amounts is provisional, pending the final rulings on the appeals brought against the three decisions. The amount paid by Telefónica after offsetting outstanding tax credits (tax losses carryforward and deductions) amounted to 12 million euros.

Notwithstanding the fact that Telefónica understands that the principle of legitimate expectations in relation to this tax incentive applies, in relation to tax-amortized goodwill through the purchase of some companies for which the applicability of the legitimate expectations principle is questioned, mainly Vivo, the Group has released in 2021 the provision for the recovered part, 143 million euros, and has decided to continue provisioning the amount of the goodwill amortized for tax purposes, and not recovered by the Administration which amounted to 406 million euros as of December 31, 2022 (343 million euros as of December 31, 2021).
Years open for inspection in the Group companies
The years open for review by the tax inspection authorities for the main applicable taxes vary from one consolidated company to another, based on each country’s tax legislation, taking into account their respective statute of limitations periods. In Spain the taxes from 2018 onwards are open to inspection.
In the other countries in which the Telefónica Group has a significant presence, the years open for inspection by the relevant authorities are generally as follows:
•The last eleven years in Germany.
•The last eight years in the United Kingdom.
•The last seven years in Argentina.

•The last six years in Venezuela
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

Year ended December 31,	Dividends per share (euro)
2022 (1)	0.30
2021 (2)	0.30
2020 (3)	0.40
2019 (4)	0.40
2018 (5)	0.40
(1) Company’s shareholder remuneration in 2022 consists of paying a dividend of up to 0.30 euros per share. A cash dividend of 0.15 euros was paid on December 15, 2022. The second tranche of the dividend is expected to be paid in the second quarter of 2023.
.
(2) Company’s shareholder remuneration in 2021 consists of paying a dividend of up to 0.30 euros per share in scrip dividend: a scrip dividend of up to 0.15 euros was paid in December 2021, and a scrip dividend of up to 0.15 euros was paid in June 2022. A scrip dividend consists of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, and a subsequent capital increase by means of the issue of new shares to fulfill said allotments.
(3) Company’s shareholder remuneration in 2020 consists of paying a dividend of up to 0.40 euros per share in scrip dividend: a scrip dividend of up to 0.20 euros was paid in December 2020, and a scrip dividend of up to 0.20 euros was paid in June 2021. A scrip dividend consists of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, and a subsequent capital increase by means of the issue of new shares to fulfill said allotments.
(4)     Company’s shareholder remuneration in 2019 consists of paying a dividend of up to 0.40 euros per share. A cash dividend of 0.20 euros was paid on December 19, 2019. A scrip dividend of up to 0.20 euros was paid in June 2020, consisting of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, and a subsequent capital increase by means of the issue of new shares to fulfill said allotments.
(5)     Company’s shareholder remuneration in 2018 consists of paying a dividend of 0.40 euros per share. A cash dividend of 0.20 euros was paid on December 20, 2018. The second tranche of the dividend of 0.20 euros per share was paid in cash on June 20, 2019.

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
Citibank, N.A. is the Depositary issuing ADSs in form of certificated ADSs (also known as ADRs) or uncertificated ADSs pursuant to the deposit agreement dated as of November 13, 1996, as amended as of December 3, 1999 and as further amended as of June 23, 2000, and as of March 9, 2007, among Telefónica, the Depositary and the holders from time to time of ADSs (the “Deposit Agreement”).
At December 31, 2022, 141,341,317 of our shares were held in the form of ADSs by 501 holders of record, including Cede & Co., the nominee of Depository Trust Company (“DTC”). The number of ADSs outstanding was 160,294,519 at December 31, 2021.
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
Spanish Securities Market Legislation
Royal Legislative Decree 4/2015, of October 23 (Ley del Mercado de Valores, or the “LMV”), approved the reinstated text of the Spanish Securities Markets Act, which replaced Law 24/1988, as amended. The LMV regulates the primary and secondary securities markets in Spain by establishing principles for their organization and operation, rules governing the activities of persons and institutions operating in these markets and a system for their supervision.
This legislation and the regulation implementing it (mainly, as far as private issuers are concerned, the Royal Decree 1310/2005, of November 4 (as amended), in relation to the issuance of securities and its admission to listing in official secondary markets, and Royal Decree 1362/2007, of October 19 (as amended), concerning the transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market in the EU):
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
On March 11, 2005, Royal Decree-Law 5/2005 was approved, modifying the LMV in order to implement Directive 2003/71/EC of the European Parliament and of the Council of November 4, 2003, on the prospectus to be published when securities are offered to the public or admitted to trading (which amended the previous European Directive regulating requirements of prospectus –Directive 2001/34/CE–). The Directive: (i) harmonizes the requirements for the process of approval of the prospectuses, so that the EU passport granted to an issuer, valid throughout the European Union, also applies to the prospectus of such issuer; (ii) incorporates the application of the “country of origin principle”, by which the prospectus will be approved by the Member State of the European Union where the issuer has its registered office but introduces the possibility that, in certain circumstances (such as issues with high minimum denominations –1,000 euros or more–), the issuer may choose the relevant European Union competent authority (and thus, the relevant regulatory legal framework) for prospectus approval.
Subsequently, Royal Decree 1310/2005, further amended by Royal Decree 878/2015, partially developed the LMV in relation to the admission to trading of securities in the official secondary markets, the sales or subscriptions, public offers and the prospectuses required to those effects.
On April 12, 2007, Law 6/2007 was approved, modifying the LMV in order to implement Directive 2004/25/EC of the European Parliament and of the Council of April 21, 2004 relating to public tender offers and Directive 2004/109/EC of the European Parliament and of the Council of December 15, 2004 relating to the transparency requirements for issuers whose securities are admitted to trading on a regulated market in the EU. Law 6/2007 intends: (i) to encourage an efficient market for corporate control, while protecting the rights of minority shareholders of listed companies and (ii) to enforce transparency in financial markets.
In relation to public tender offers, Law 6/2007 (i) establishes the cases in which a company must launch a takeover bid over the whole share capital of a listed company; (ii) establishes that mandatory takeover bids shall be launched once a shareholder reaches a specific stake on the share capital of a listed company; (iii) adds new obligations for the management bodies of the target company of the takeover bid in terms of defensive measures against the takeover bid; and (iv) regulates the squeeze-out and sell-out procedures that can be initiated (by the bidder that launched the takeover bid or by the outstanding minority shareholders after the takeover bid, respectively) when, following a takeover bid, the bidder holds at least 90% of the share capital of the target company. Royal Decree 1066/2007, as amended, completes the regulation currently in place for takeover bids in Spain.
Regarding transparency of issuers whose shares are accepted to trading on an official market, Law 6/2007 (i) modifies the reporting requirements of the periodic financial information of listed companies and issuers of listed securities; (ii) establishes a new disclosure regime for shareholders owning over a certain significant stake in a listed company; (iii) adds new information and disclosure requirements for issuers of listed securities; (iv) establishes the civil liability regime of the issuer and its board of directors in connection with inaccuracies in the financial information disclosed by issuers of securities; and (v) confers new supervisory powers upon the CNMV with respect to the review of accounting information.
On December 19, 2007, Law 47/2007 was approved, modifying the LMV in order to implement Directive 2004/39/EC of the European Parliament and of the Council of April 21, 2004, on Markets in Financial Instruments (MiFID); Directive 2006/73/EC of the European Parliament and of the Council of August 10, 2006 on organizational requirements and operating conditions regarding the Market in Financial Instruments Directive (Directive 2004/39/EC of the European Parliament and of the Council); and Directive 2006/49/EC of the European Parliament and of the Council of June 14, 2006 on the capital adequacy of investment firms and credit institutions. Its principal aim is to establish a general legal framework for financial markets in the European Union, specifically with regard to financial services, as well as to ensure appropriate transparency for investors through a regular flow of the relevant information concerning security issuers. Amongst other things, the new regime (i) establishes new multilateral trading services for listing shares apart from the stock markets; (ii) reinforces the measures for the protection of investors; (iii) establishes new organizational requirements for investment firms; and (iv) implements new supervisory powers for CNMV, establishing cooperation mechanisms amongst national supervisory authorities.
On July 4, 2009, Law 3/2009, regarding structural modifications on Spanish corporations came into force, modifying the maximum threshold established in the Spanish Corporation Act as to the number of treasury shares held by listed companies and their subsidiaries, from 5% up to 10% of their total capital outstanding.
On August 1, 2011, Law 25/2011, partially reforming the Spanish Corporation Act and transposing Directive 2007/36/EC of the European Parliament and of the Council of July 11, relating to the exercise of certain rights by shareholders of listed companies was approved.
On December 21, 2012, Royal Decree 1698/2012, amending regulations regarding prospectus and transparency requirements due on securities issues by the transposition of Directive 2010/73/EU of the European Parliament and of the Council of November 24, 2010, by amending Directive 2003/71/EC on the prospectus to be published when securities are offered to the public or admitted to trading and Directive 2004/109/EC on the harmonization of transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market, pursues essentially the reduction of administrative burdens related to the publication of a prospectus for the public offering of securities and admission to trading on markets within the European Union.
On March 20, 2013, ECC/461/2013 regulation was approved. This regulation, as amended, establishes the content and structure of the annual report on corporate governance, the annual compensation report and other information mechanisms for public listed companies, the savings banks and other entities that issue securities admitted to trading on regulated securities markets.
On April 16, 2014, Regulation (EU) 596/2014 (Market Abuse Regulation) of European Parliament and of the Council on market abuse was approved. The regulation repeals Directive 2003/6/EC of the European Parliament and of the Council and Commission Directives 2003/124/EC, 2003/125/EC and 2004/72/EC. This Regulation has been directly applicable in all European Union Member States since July 3, 2016. Since the adoption of the Market Abuse Regulation, the European Commission has adopted several Implementing Regulations to complement or clarify certain aspects of said Regulation.
On June 12, 2014, the Official Journal of the European Union published Directive 2014/65/EU of the European Parliament and of the Council of May 15, 2014 on markets in financial instruments (which amended Directive 2002/92/EC and Directive 2011/61/EU ("MIFID II")) and Regulation (EU) 600/2014 of the European Parliament and Council of May 15, 2014 on markets in financial instruments and amending Regulation (EU) 648/2012 (MiFIR).
On December 3, 2014, Law 31/2014, amending the Spanish Corporation Act was enacted. This law introduced changes in matters related to general shareholders’ meetings, and shareholders rights. It also modified the legal status of members of the Board of Directors, including their compensation, practices and composition and set forth new rules on the composition of Board Committees.
On June 23, 2015, Circular 3/2015 of the CNMV established the information and technical and legal specifications that must be published on public listed companies', savings banks' and other entities’ websites, in order to duly comply with the principle of transparency.
On October 2, 2015, Royal Decree 878/2015 was approved with the aim of reaching a greater level of efficiency and safety in the Spanish Automated Quotation System as well as contributing to the development towards an integrated European financial services market. This Royal Decree was enacted to fully implement into Spanish Legislation the provisions of Directive 2013/50/UE of the European Parliament and of the Council of October 22.
On July 20, 2017, Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14, 2017, on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market (the "Prospectus Regulation"), entered into force and became directly applicable in all European Union Member States on a rolling basis, with full application from July 21, 2019. The Prospectus Regulation abolishes and replaces the previous EU Directive 2003/71/EC (the Prospectus Directive). The Prospectus Regulation aims at harmonizing the disclosure regime by removing asymmetries of information and, ultimately, at increasing transparency in the markets. The Prospectus Regulation regulates the content of the prospectuses and contains a list of exemptions from the obligation to produce a prospectus in certain cases.
On November 24, 2017, the Royal Decree-Law 18/2017, implementing in Spain Directive 2014/95/EU of the European Parliament and of the Council of October 22, 2014 as regards disclosure of non-financial and diversity information by certain large undertakings and groups. Such Royal Decree-Law requires certain companies to include in their management report a non-financial statement containing certain additional information relating to environmental, social and employee matters, respect for human rights, anti-corruption and bribery matters.
On January 3, 2018, the new legal framework on markets and financial instruments (based on MiFID II) and Regulation 600/2014/EU of the European Parliament and the Council (MiFIR Regulation) became effective in all European Union Member States. Shortly before such date, on December 29, 2017, Spain approved the Royal-Decree 21/2017 to implement into Spanish legislation the European MiFID II and MiFIR regulations.
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
On September 28, 2018, Spain approved the Royal Decree-Law 14/2018, which amended the LMV to fully implement and reflect in the Spanish Securities Markets Act MiFID II and MiFIR provisions.
On November 23, 2018, Royal Decree-Law 19/2018 on payment services and other urgent financial measures was approved and modified the LMV in order to adapt it to the Market Abuse Regulation.
On December 21, 2018, Royal Decree 164/2018 was approved in order to further develop and complement the abovementioned Royal-Decree 21/2017 of December 29 and Royal Decree 14/2018 of September 28 in MiFID-MiFIR matters.
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
On April 12, 2021, Law 5/2021, implementing Directive 2017/828/EU of the European Parliament and of the Council of May 17, 2017, as regards the encouragement of long-term shareholder engagement was published, amending the Spanish Corporate Enterprises Act.
On September 28, 2021, Circular 3/2021, of the CNMV was approved, which (among others) establishes the new templates for the annual management board compensation report and the annual report on corporate governance for public listed companies.

On May 26, 2022, Circular 2/2022 of the CNMV was approved. This Circular establishes the new forms to be used to report significant shareholdings in entities whose securities are admitted to trading on a regulated market and to report any transaction that an issuer makes with its treasury shares and includes certain new provisions applicable to market makers.
Securities Trading in Spain
The Spanish securities market for equity securities consists of four stock exchanges located in Madrid, Bilbao, Barcelona and Valencia and the Spanish Stock Exchange Interconnection System also known as Automated Quotation System (or in Spanish, “Sistema de Interconexión Bursátil” “SIBE” or “Mercado Continuo”). During 2022, the Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish Stock Exchanges.
Automated Quotation System
The Automated Quotation System links the four Spanish Stock Exchanges, providing those securities listed on it with a uniform continuous market that eliminates certain of the differences among the local exchanges. The principal feature of the system is the computerized matching of buy and sell orders at the time of entry of the order. Each order is executed as soon as a matching order is entered, but can be exceptionally modified, corrected or canceled until executed with the consent of the contracting parties and provided always that the appropriate authorization has been granted by the Supervision Department or the Trading and Control Committee of Sociedad de Bolsas, S.A. (“Sociedad de Bolsas”). The activity of the market can be continuously monitored by investors and brokers. The Automated Quotation System is operated and regulated by Sociedad de Bolsas, a corporation owned by the companies that manage the local exchanges. All trades on the Automated Quotation System must be placed through a brokerage firm, an official stock broker or a dealer firm that is a member of a Spanish Stock Exchange. Beginning January 1, 2000, Spanish banks were allowed to become members of the Spanish Stock Exchanges and, therefore, can trade through the Automated Quotation System.
Sociedad de Bolsas reinstated the Operating Rules of the Spanish Automated Quotation System by means of Circular 1/2021, of March 17, 2021, which came into effect on March 30, 2021. The aim of such Circular was incorporating in a single regulatory text the rules governing trading in the Automated Quotation System, following their adaptation to the MiFID II standards.
The open session is from 9:00 a.m. to 5:30 p.m. CET (UTC+1), when continuous trading is carried out. In a pre-opening session held from 8:30 a.m. to 9:00 a.m. CET (UTC+1) each trading day, an opening price is established for each security traded on the Automated Quotation System based on a real-time auction. The regime concerning opening prices was changed by an internal rule issued by the Sociedad de Bolsas. Pursuant to such rule, each stock in the continuous market is assigned a static and a dynamic range within which its price can fluctuate. The price of a stock may rise or fall within its static range (which is published once a month and is calculated according to the stock’s average historic price volatility) above or below its opening price (which shall be the closing price of the previous session). When the stock trades outside of this range, the trading of the stock is suspended for five minutes, during which time an auction takes place. After this auction, the price of the stock can once again rise or fall within its static range above or below its last auction price (which will be considered as the new static price before triggering another auction). Furthermore, the price of a stock cannot rise or fall by more than its dynamic price range (which is fixed and published once a month and is calculated according to the stock’s average intra-day volatility), from the last price at which it has traded. If the price variation exceeds the stock’s dynamic range, a five-minute auction is triggered. Between 5:30 p.m. and 5:35 p.m. CET (UTC+1) a closing price is established for each security through an auction system similar to the one held for the pre-opening early in the morning.
Trading hours for block trades are also from 9:00 a.m. to 5:30 p.m. CET (UTC+1). Between 5:30 p.m. and 8:00 p.m. CET (UTC+1), certain trades may occur outside the computerized matching system without prior authorization from Sociedad de Bolsas at a price within the range of 5% above the higher of the average price and closing price for the day and 5% below the lower of the average price and closing price for the day if there are no outstanding bids or offers, respectively, on the system matching or bettering the terms of the proposed off-system transaction and, if, among other things, the trade involves more than 300,000 euros and more than 20% of the average daily trading volume of the stock during the preceding three months. These trades must also relate to individual orders from the same person or entity and be reported to the Sociedad de Bolsas, before 8:00 p.m. CET (UTC+1). At any time, trades may take place (with the prior authorization of the Sociedad de Bolsas) at any price if:

•the trade involves more than 1.5 million euros and more than 40% of the average daily volume of the stock during the preceding three months;
•the transaction derives from a merger or spin-off process, or from the reorganization of a group of companies;
•the transaction is executed for the purposes of settling a litigation or completing a complex group of contracts; or
•Sociedad de Bolsas finds other justifiable cause.
Information with respect to the computerized trades between 9:00 a.m. and 5:30 p.m. CET (UTC+1) is made public immediately, and information with respect to trades outside the computerized matching system is reported to Sociedad de Bolsas by the end of the trading day and published in the Boletín de Cotización and in the computer system by the beginning of the next trading day.
In the event of important news or events or particularly significant incidents arising during Automated Quotation System sessions, the usual duration of trading hours may exceptionally be altered in accordance with the provisions of the Operating Rules of the Spanish Automated Quotation System. The start of a session may also be brought forward for the same reasons. Such decision shall be properly announced and disseminated through the technical means of the Automated Quotation System as soon as possible.
Sociedad de Bolsas is also the manager of the IBEX 35® Index. This index is made up by the 35 most liquid securities traded on the Spanish Market and, technically, it is a price index that is weighted by capitalization and adjusted according to the free float of each company comprised in the index. Apart from its quotation on the four Spanish Exchanges, Telefónica is also currently included in the IBEX 35® Index.
Clearance and settlement system
The Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores S.A.U. (whose commercial name is Iberclear) was created by Law 44/2002 on Measures for the Reform of the Financial System, enacted on November 22, 2002 to increase the efficiency of the Spanish financial markets. Such law introduced a new article, 44-bis to the LMV which established the framework for the constitution of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores S.A.U.
Iberclear is regulated by the LMV and where appropriate, by Royal Decree 505/1987 of April 3, 1987; Royal Decree 878/2015 of October 2, and by any other related regulation. This company, which is a wholly owned subsidiary of Bolsas y Mercados Españoles, Sociedad Holding de Mercados y Sistemas Financieros, S.A. (Bolsas y Mercados Españoles), has the following functions:
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
•Managing settlement and, if necessary, clearing of securities and cash deriving from transactions executed on securities.
•Rendering technical and operating services directly related to those of registration, clearing and settlement of securities and any others required for Iberclear to collaborate and coordinate its actions with other areas and systems of registration, clearing and settlement of securities, for which it may have to be authorized under the Rules of Central Securities Depositories.
•Any other duties assigned by the Spanish Government, subject to prior reports from the CNMV and, if applicable, the Bank of Spain.
In addition, and according to Law 41/1999, Iberclear currently manages the ARCO Securities settlement system (for securities in book-entry form listed on the four Spanish Stock Exchanges, on the Spanish Public Debt Book-Entry Market, on “AIAF Mercado de Renta Fija”, or on other Multilateral Trading Facilities that have appointed Iberclear for such purposes. Only Iberclear participants to this ARCO System are entitled to use it, with participation restricted to credit entities, investment firms authorized to render custody services, certain public bodies, and Central Securities Depositories and Central Counterparties authorized under their respective European Union Regulations.

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
The settlement of any transactions must be made within two business days following the date on which the transaction was carried out.
Spanish law considers the legal owner of the shares to be the participant appearing in the records of Iberclear as holding the relevant shares in its own name, or the investor appearing in the records of the participant as holding the shares. Obtaining legal title to shares of a company listed on a Spanish Stock Exchange requires the participation of a Spanish official stockbroker, broker-dealer or other entity authorized under Spanish law to record the transfer of shares. To evidence title to shares, at the owner’s request, the relevant member entity must issue a certificate of ownership. In the event the owner is a member entity, Iberclear is in charge of the issuance of the certificate with respect to the shares held in the member entity’s name.
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
In 2015, due to changes introduced into the applicable legislation (Laws 32/2011 of October 4, and 11/2015 of June 18, amended the LMV and Royal Decree 878/2015 replaced Royal Decree 116/1992; introducing changes to the Spanish clearing, settlement and book-entry registry procedures applicable to securities transactions to allow post-trading Spanish systems to integrate into the TARGET2 Securities System (T2S)), Bolsas y Mercados Españoles developed a Clearing and Settlement Reform in Spain, implemented throughout 2016 and 2017 in two main phases:
•on April 27, 2016, when a new Central Counterparty (CCP) was implemented and the new platform for equity settlement was introduced; and
•on September 18, 2017, when the Fixed Income settlement system was introduced to the new platform and the TARGET2-Securities (TS2) was implemented and Iberclear successfully connected itself to T2S. During the last quarter of 2017, Iberclear filed for authorization as Central Securities Depository. On September 23, 2019, Iberclear made public that it had been granted the authorization to continue providing services as a Central Securities Depositary.
This reform involved the following three fundamental modifications, having impact on several operating practices:
•A new Central Counterparty was incorporated, the so-called BME Clearing, whose intervention takes place between the contract and settlement date, assuming the risk of the counterparty and, where applicable, conducting the clearing transactions and simplifying the settlement.

•Another modification was the application in all kinds of securities of a new system of recording, clearing and settlement. This sole system eliminates the need to use register references by introducing a register based on balances, where Iberclear and each member entity manages its respective records.
•The third modification refers to the integration of the Central de Anotaciones de Deuda (CADE) and the Servicio de Compensación y Liquidación de Valores (SLCV) system into a unique platform.
The Spanish equity market is structured around the three following infrastructures: the Spanish Stock Exchange Interconnection System (SIBE) trading platform, BME Clearing and Iberclear (the Central Securities Depository).
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
Description of Our Capital Stock
Description of share capital
At February 23, 2023, our issued share capital consisted of 5,775,237,554 ordinary registered shares with a nominal value of 1.00 euro each.
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
We publish notices of all ordinary and extraordinary general shareholders’ meetings in one of the more widely circulated newspapers in Spain and on the website of the CNMV, and on our website in due time pursuant to the Spanish Corporation Act, being on a general basis at least one month before the relevant meeting. Furthermore, the

Board of Directors may publish notices in other media, if deemed appropriate to ensure the public and effective dissemination of the notice meeting.
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
Restrictions on foreign investment
Exchange controls and foreign investments are regulated under Law 19/2003, of July 4 (“Law 19/2003”), as amended pursuant to Royal Decree-Law 8/2020, of March 17, Royal Decree-Law 11/2020, of March 31 and Royal Decree-Law 34/2020, of November 17 (as amended by Royal-Decree Law 12/2021, of June 24, Royal-Decree Law 27/2021 of November 23 and Royal-Decree Law 20/2022 of December 27). Foreign investments are generally liberalized unless they fall within the scope of article 7 bis of Law 19/2003, enacted in March 2020 through Royal Decree-Law 8/2020, or—only with respect to investments in the defense sector—article 11 of Royal Decree 664/1999, of 23 April.
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
•On a transitional basis, until the Screening Mechanism is further developed, a fast-track 30-day procedure, whose resolution is to be issued by a lower-tier authority (the General Directorate for International Trade and Investments—Dirección General de Comercio Internacional e Inversiones), applies for investments below 5 million euros. Investments below 1 million euros are not subject to the Screening Mechanism.
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
In addition, effective November 19, 2020 and until December 31, 2024, the following persons will also be deemed to be “foreign investors”, provided they invest in listed companies or the investment value exceeds 500 million euros—for investments in private companies:
•EU and EFTA residents in countries other than Spain, and
•Spanish residents beneficially owned by EU or EFTA residents in countries other than Spain, that is, those in which a EU or EFTA resident other than in Spain ultimately owns or controls more than 25% of the share capital or voting rights of, or otherwise exercises control over, the Spanish resident.
Foreign direct investments ("FDI") are:

•investments that result in a foreign investor reaching a stake of at least 10% of the share capital of a Spanish company; and
•any corporate transaction, business action or legal transaction which enables effective participation in the management or control of a Spanish company or of a whole part or branch of activity of a Spanish company.
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
In addition, in accordance with Article 230 of the LMV, the obligation to notify the transactions will arise when, within a calendar year, the sum without netting of all transactions reaches 20,000 euros. From that first communication, persons discharging managerial responsibilities and the persons closely associated with them must notify each and every subsequent transaction.
As stated above, disclosure obligations are primarily regulated by Royal Decree 1362/2007 (as amended), by the Market Abuse Regulation and by the LMV which establish a detailed set of rules on this legal framework (including, inter alia, rules determining the persons subject to disclosure obligations, the different types of situations triggering disclosure and the corresponding exceptions, specific attribution and aggregation rules, the deadlines to notify the transactions, triggering disclosure obligations and incorporation of notices submitted to the CNMV’s public registry).
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
Shareholder Agreements
Article 531 et seq. of the Spanish Corporation Act require parties to disclose those shareholders’ agreements in respect of Spanish listed companies that affect the exercise of voting rights at a general shareholders’ meeting or contain restrictions or conditions on the transferability of shares or bonds that are convertible or exchangeable into shares. If any shareholders enter into such agreements with respect to Telefónica’s shares, they must disclose the execution, amendment or extension of such agreements to Telefónica and the CNMV (together with the relevant clauses of said agreements) and file such agreements with the appropriate Commercial Registry. Failure to comply with these disclosure obligations renders any such shareholders’ agreement unenforceable and constitutes a violation of the LMV.
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
At December 31, 2022, we held 85,217,621 shares of treasury stock, representing 1.47600% of our capital stock. At December 31, 2021, we held 139,329,370 shares of treasury stock, representing 2.41100% of our capital stock. For further description about our shareholders’ return, see “Item 8. Financial Information—Dividend Information and Shareholders’ Return”.
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
In any case, by virtue of an amendment to the LMV operated by Law 1/2012, of June 22, the price in a voluntary tender offer must be the higher of (i) the equitable price and (ii) the price resulting from an independent valuation report, and must at least consist of cash as an alternative if certain circumstances have occurred during the two years prior to the announcement of the offer (basically, the trading price for the shares being affected by price manipulation practices, market or share prices being affected by natural disasters, force majeure, or other exceptional events, or the target company being subject to expropriation or confiscation resulting in a significant impairment of the company’s real value).
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

Football (soccer) License Agreements with LaLiga, UEFA and RFEF, respectively
On June 25, 2018, Telefónica was provisionally awarded with the broadcasting rights for all football (soccer) matches of the Spanish First Division Football League National Championship in the residential subscribers market for exploitation on pay television for the 2019-2022 cycle (packages 4 and 5 of the auction called by the Professional Football League). The definitive agreements were signed on July 5, 2018.
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
On December 21, 2018, Telefónica was provisionally awarded with the broadcasting rights for all football (soccer) matches of the Spanish Second Division Football League National Championship in the residential subscribers market for exploitation on pay television for the 2019-2022 cycle (package 6 of the auction called by the Professional Football League). No other bids were submitted for such package during the first round of the auction called by the Professional Football League. The award was granted for a total amount of 105 million euros (i.e., 35 million euros for each of the 3 seasons).
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
On December 13, 2021, Telefónica was provisionally awarded the exclusive broadcasting rights of five matches per matchday of the Campeonato Nacional de Liga de Primera División (“LaLiga”), for pay television in the residential market, in Spain. Telefónica received the first pick in 18 matchdays of each season and second pick in 17 matchdays, including "El Clásico" of the second round (Option D bis, Lot D.1 bis).
Likewise, Telefónica was awarded the exclusive broadcasting rights of three matchdays, which contain ten matches each matchday, including matches of Real Madrid C.F., F.C. Barcelona and Club Atlético de Madrid against the six first classified of the previous season; and Valencia C.F., Athletic Club de Bilbao or Real Betis Balompié, if they were not among the aforementioned first classified (Option D bis, Lot D.3 bis).
The award includes the cycle 2022/2023 to 2026/2027 although the 2025/2026 and 2026/2027 seasons are subject to the CNMC lifting or modifying the resolution that limits the maximum duration of the contracts entered into by Telefónica for the acquisition of sports rights (Expte. VC/0612/14).
The award has been made at a price of 520 million euros for each of the seasons.
The award was subject to the execution of an agreement between Telefónica and LaLiga with the remaining terms and requirements established in the LaLiga tender, which was signed on January 19, 2022.
On March 28, 2022, Telefónica entered into an agreement with the company DAZN for the distribution of the so-called DAZN LaLiga Package. Such package includes the remaining five football matches per match-weekend of the Spanish First Division Football Championship, in 35 out of 38 match-weekends for exploitation on pay television for residential subscribers in Spain (Option D bis, Package D.2 bis).
This is a non-exclusive agreement for five seasons, from 2022/2023 to 2026/2027. The agreed value amounts 280 million euros for each of the seasons.
In addition, on July 29, 2022, Telefónica signed a new contract with LaLiga for the non-exclusive broadcasting of the channel that broadcasts matches of Second Division of National Football Championship League for seasons 2022/2023, 2023/2024 and 2024/2025, with Telefónica’s unilateral option to extend for two additional seasons, with a variable cost that amounts to approximately 16 million euros per season.
Similarly, on August 4, 2022, a contract was formalized with LaLiga for the non-exclusive broadcast of the LaLiga TV Bar Channel for non-residential subscribers for the 2022/2023 season with a minimum guarantee of 29 million euros, being the final price variable.
On November 2, 2022, Telefonica was also awarded by Real Federacion Española de fútbol (RFEF) exclusive pay television rights of Copa del Rey Competiton and Supercopa de España for seasons 2022/2023, 2023/2024 and 2024/2025.
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
Once the relevant regulatory approvals were obtained and all the remaining conditions set forth in the agreement for the consummation of the sale of Telefónica de Costa Rica were completed, Millicom International Cellular, S.A. refused to close the acquisition arguing that one of the Costa Rican administrative authorities had not issued the appropriate authorization. On May 25, 2020, Telefónica filed a lawsuit against Millicom International Cellular, S.A before the New York Supreme Court, considering that Millicom has breached the terms and conditions established in the sale contract. Further details on this legal proceeding against Millicom International Cellular, S.A. are provided in Note 29.a) to the Consolidated Financial Statements and "Item 8. Financial Information—Consolidated Financial Statements—Legal proceedings".
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
On May 7, 2021, Asterion Industrial Partners SGEIC, S.A. and Telefónica Infra (T. Infra), the infrastructure unit of the Telefónica Group, reached an agreement for the contribution to Nabiax of four additional data centers owned by the Telefónica Group (two of them located in Spain and two in Chile). In exchange for the contribution of these four data centers, T. Infra will receive a 20% equity stake in Nabiax. Once the relevant authorizations and other conditions precedent to the contribution of the two data centers located in Spain were obtained, the partial closing of the transaction took place as of July 21, 2021, whereby Telefónica Group contributed those data centers to Nabiax, with T. Infra receiving in exchange a 13.94% stake in Nabiax at this stage. The agreement was complemented by the signing of a contract for the provision to Telefónica of housing services from those two data centers under terms and conditions equivalent to those established in the transaction executed in 2019, for an initial period of ten years.
Once the conditions related to the contribution of the two data centers located in Chile were fulfilled, on May 24, 2022, the complete closing of the transaction took place, and T. Infra reached a 20% stake in Nabiax (see Note 10 to the Consolidated Financial Statements). The agreement was complemented by the signing of a contract for the provision to Telefónica of housing services from those two data centers under terms and conditions equivalent to those established in the transaction executed in 2019, for an initial period ending in 2031.
Wholesale Access Services Agreement with AT&T Mexico
On November 21, 2019, Pegaso PCS, S.A. de C.V. (“Telefónica México”) and AT&T Comunicaciones Digitales, S. de R.L. de C.V. (“AT&T Mexico”) entered into a Wholesale Access Services Agreement (“Wholesale Agreement”), under which AT&T Mexico agreed to provide wholesale wireless access to Telefónica México on 3G, 4G and any other future technology available in Mexico.
The Wholesale Agreement has a minimum duration of eight years, renewable for additional consecutive periods of three years. Such Wholesale Agreement establishes a gradual migration of Telefónica México’s traffic to AT&T Mexico's access network over the first three years of the agreement.

As set forth in the Wholesale Agreement such migration was completed during the first half of 2022. As a result, Telefónica México’s wireless access infrastructure was turned off and Telefónica México no longer uses the licensed spectrum that it used in the past to operate its network.
50:50 joint venture with Liberty Global for the combination of both groups' businesses in the United Kingdom
On May 7, 2020, Telefónica agreed to enter into a joint venture with Liberty Global plc ("Liberty Global") pursuant to a contribution agreement (as amended, the "Contribution Agreement") between Telefónica, Telefonica O2 Holdings Limited, Liberty Global, Liberty Global Europe 2 Limited and a newly formed entity of which, after closing, each of Telefónica and Liberty Global would hold 50% of its share capital named VMED O2 UK Limited.
After having obtained the clearance from the Competition and Market Authority (the antitrust authority in the UK) to complete this transaction and having fulfilled all the other pre-closing conditions included in the Contribution Agreement, the transaction was completed on June 1, 2021. From such date, Telefónica and Liberty Global each hold an equal number of shares in VMED O2 UK Limited; after: (i) Telefónica having contributed to VMED O2 UK Limited its O2 mobile business in the United Kingdom and (ii) Liberty Global having contributed its Virgin Media business in the United Kingdom to VMED O2 UK Limited.
The corporate governance of VMED O2 UK Limited is regulated by a shareholders' agreement, which was entered into by the parties to the Contribution Agreement on June 1, 2021 (the "Shareholders' Agreement"). The Shareholders' Agreement provides that each of Telefónica and Liberty Global will designate four of the eight members of the Board of Directors of VMED O2 UK Limited, contains provisions regulating the management of VMED O2 UK Limited, the procedure to pass resolutions on certain reserved matters and distributions to shareholders, and customary non-solicitation, non-compete and information sharing provisions. Likewise, the Shareholders' Agreement provides that each of Telefónica or Liberty Global will have the right to initiate an initial public offering (IPO) of VMED O2 UK Limited after the third anniversary of the closing of the transaction, with the opportunity for the other shareholder to sell shares in the IPO on a pro rata basis. The Shareholders’ Agreement also includes general restrictions on transfers of interests in VMED O2 UK Limited until the third anniversary of the closing of the transaction, subject to certain limited exceptions. After third anniversary of the closing of the transaction, any of the shareholders may send a notice to the other shareholder to initiate an IPO process as set forth in the Shareholders’ Agreement, and after the fifth anniversary, each shareholder will be able to initiate a sale of VMED O2 UK Limited to a third party in accordance with certain drag procedures, subject to a right of first offer in favor of the other shareholder.
On the date of closing of the transaction, Telefónica, Liberty Global, and certain companies belonging to each shareholder’s corporate group entered into certain services, reverse services, licensing and data protection agreements with VMED O2 UK Limited and certain entities belonging to the VMED O2 UK Limited group. In particular, Telefónica and Liberty Global agreed that each shareholder’s group would provide certain services, either on a transitional or ongoing basis to VMED O2 UK Limited and its group and that, for a limited period of time, VMED O2 UK Limited would also provide certain reverse services to specific companies belonging to the corporate group of each of its shareholders.
Pursuant to the terms of the above referred services agreements, the transitional services that are to be provided by the Telefónica Group to VMED O2 UK Limited shall be provided for terms ranging from 7 to 24 months while the ongoing services that are to be provided by the Telefónica Group to VMED O2 UK Limited will be provided for periods of two to six years, depending on the service. The services provided by the Telefonica Group to VMED O2 UK Limited consist primarily of technology and telecommunication services that will be used by or will otherwise benefit VMED O2 UK Limited. In addition to providing VMED O2 UK Limited with such services, the mobile operators of the Telefonica Group and VMED O2 UK Limited will maintain their roaming commercial relationships in order to reciprocally provide roaming services for their respective customers.
Likewise, as of closing of the transaction Telefónica granted certain trademark license agreements to VMED O2 UK Limited (the “VMED O2 UK Limited Trademark Licenses”). Pursuant to the VMED O2 UK Limited Trademark Licenses, Telefonica Group licensed the use of Telefónica and O2 brand rights to VMED O2 UK Limited.
The foregoing description of the Contribution Agreement, the Shareholders’ Agreement and the transaction does not purport to be complete and is qualified in its entirety by reference to the Contribution Agreement and Shareholders’ Agreement, copies of which are filed as Exhibits 10.1 and 10.4, respectively hereto and which are incorporated herein by reference.

Purchase Agreement for Acquisition of UPI Mobile Assets of Oi Group
On January 28, 2021, Telefónica Brasil executed the Purchase and Sale Agreement of Shares and Other Covenants (the “Oi Agreement”), by and among Oi Móvel SA - In Judicial Recovery, as "Seller", Telefónica Brasil, Tim S.A. and Claro S.A., as “Buyers”, and Oi S.A. - In Judicial Recovery and Telemar Norte Leste S.A. - In Judicial Recovery, as intervening parties and guarantors of the seller’s obligations.
On April 20, 2022, the closing of the transaction related to the purchase agreement for the acquisition of the assets of Oi Group's mobile business operations (the "UPI Mobile Assets") took place, and Telefónica Brasil acquired, on such date, all the shares of Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. (Garliava), a special purpose company, to which the mobile assets of Oi Group assigned to Telefónica Brasil had been contributed under the segregation plan stated in the Oi Agreement.
Telefónica Brasil thus acquired its share of mobile assets of the Oi Group for an amount of 5,373 million Brazilian reais (approximately 1,063 million euros at the exchange rate at such date), having paid, on such day, the amount of 4,885 million Brazilian reais (approximately 972 million euros). The remaining amount, equivalent to 10% of the payment made on that date, was withheld and its release is currently subject to certain ongoing discussions regarding price adjustments, as provided for in the Oi Agreement.
Likewise, on such date, Telefónica Brasil: (i) committed to an additional payment of 110 million Brazilian reais (approximately 23 million euros) of which 40 million Brazilian reais were paid at that date (approximately 8 million euros), subject to the fulfilment of certain targets by Oi; (ii) made a payment of approximately 148 million Brazilian reais (approximately 29 million euros) for certain transition services to be provided by Oi to Garliava; and (iii) entered into a take-or-pay data transmission capacity agreement, with a net present value of 179 million Brazilian reais (approximately 35 million euros), to be paid in monthly installments during a period of 10 years.
The mobile assets of Oi Group finally assigned to Telefónica Brasil were the following:
a.Customers: approximately 12.5 million (equivalent to 30% of the total customer base of the mobile assets of Oi Group) – according to ANATEL’s February 2022 data;
b.Spectrum: 43MHz as national population-weighted average (46% of the radiofrequency of the mobile assets of Oi Group); and
c.Infrastructure: contracts for the use of approximately 2.7 thousand sites of mobile access (corresponding to 19% of the sites of the mobile assets of Oi Group).
All commitments assumed were duly submitted to ANATEL and CADE during 2022.
On October 3, 2022, Telefónica Brasil initiated an arbitration procedure against Oi S.A. – In Judicial Recovery (“Seller”), pursuant to the terms of the Oi Agreement, alleging manifest breach by Seller of certain terms of the Oi Agreement, after the exchange of notices about the post-closing price adjustment between Buyers and Seller, upon the competent request of arbitration filed with the Market Arbitration Chamber.
On February 1, 2023, Telefónica Brasil's Extraordinary Shareholders' Meeting was held and Garliava’s merger into Telefónica Brasil was approved, subject to prior approval from ANATEL and the conclusion of certain systemic operations. Once such conditions are fulfilled, Telefónica Brasil’s Board of Directors will convene a new meeting to verify the accomplishment of such conditions and to give effects to said merger.
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
Agreement for the acquisition of Cancom Ltd
On July 28, 2021, Telefónica Cybersecurity & Cloud Tech, S.L.U. (“Telefónica Tech”) signed an agreement with Cancom Group for the purchase of 100% of the shares of the British company Cancom, Ltd, a company that provides advanced end to end cloud and cybersecurity services to B2B clients (including public organizations and private entities) in the United Kingdom and Ireland, for an amount (enterprise value) of 340 million pounds sterling (approximately 398 million euros as of such date).
The transaction closed on August 4, 2021, and Cancom, Ltd and its subsidiaries were integrated into the Telefónica Group as part of Telefónica Tech.
On October 4, 2021, Cancom, Ltd changed its name to Telefónica Tech UK and Ireland, Ltd.
Agreement for the acquisition of Incremental Group

On March 21, 2022, Telefónica Tech UK & Ireland, Ltd. (“T. Tech UK”) signed an agreement for the acquisition of 100% of the shares of the Scottish company Perpetual TopCo Limited, the holding company of a group of companies (“Incremental Group”) focused in the provision of advanced IT services (including business applications and data analytics) in the United Kingdom for up to GBP 175 million (approximately 209 million euros as of such date) (including certain potential deferred payments -earn-outs-).
The transaction was signed and closed simultaneously and has contributed to T. Tech UK’s growth in the United Kingdom’s IT market.
Agreement for the acquisition of BE-terna Group
On May 8, 2022, Telefónica Cybersecurity & Cloud Tech, S.L.U. (“Telefónica Tech”) signed an agreement for the acquisition of 100% of the shares of the German company BE-terna Acceleration Holding GmbH, the holding company of a group of companies (“BE-terna Group”) focused in the provision of advanced IT services (including business applications and data analytics) in Germany, Austria, Switzerland, The Netherlands, Denmark, Norway, Sweden, Slovenia, Serbia and Croatia for up to 350 million euros (including a potential deferred payment -earn-out-).
After approval of the transaction by the German antitrust authority, the transaction closed on June 9, 2022.
Agreement reached between Telefónica España Filiales, S.A.U. (“Telefónica España Filiales”), T. Infra, Vauban and Crédit Agricole Assurances for the establishment of Bluevia Fibra
On July 25, 2022, Telefónica España Filiales S.A.U, Telefónica Infra S.L.U. (T. Infra) and the consortium formed by Vauban Infrastructure Partners ("Vauban") and Crédit Agricole Assurances ("CAA") reached an agreement for the establishment of a company, Bluevia Fibra, S.L. ("Bluevia"), whose corporate purpose is the deployment and commercialization of a fiber-to-the-home (FTTH) network mainly in rural areas in Spain.
Once the relevant regulatory authorizations were obtained, the closing of the transaction took place on December 20, 2022. After closing, the Telefónica Group holds 55% of the capital of Bluevia (30% through Telefónica España Filiales and 25% through T. Infra), with Vauban/CAA holding the remaining 45%. At closing, Bluevia purchased from Telefónica España 3.9 million already passed real estate units, and agreed to deploy 1.1 million additional units over the next 2 years, reaching a total footprint of 5 million passed real estate units. The 3.9 million already passed real estate units acquired by Bluevia represent 14% of Telefónica's FTTH network in Spain, with Telefónica España retaining ownership of the remainder of the network. In addition, as part of the transaction, the Telefónica Group has entered into a series of service provision agreements with Bluevia which entail the mutual provision and receipt of services by/to Telefonica Group and Bluevia. As part of the transaction Telefonica Group has contributed equity funds to Bluevia in the amount of approximately 1,247 million euros and the Vauban/CAA consortium has acquired 45% of Bluevia from Telefónica España for 1,021 million euros in cash (see Note 2 to the Consolidated Financial Statements).
Agreement reached by T. Infra, Liberty Global and InfraVia for the establishment of a fiber-to-the-home (FTTH) joint venture in the United Kingdom
On July 29, 2022, T. Infra, Liberty Global plc ("Liberty Global") and InfraVia Capital Partners ("InfraVia") reached an agreement for the establishment of a joint venture, "nexfibre", for the deployment of fiber-to-the-home (FTTH) to 5 million homes in the United Kingdom not reached by VMO2's network, with potential for expansion to an additional 2 million homes. The fiber network will offer wholesale FTTH access to telecommunications service providers, with VMO2 acting as the lead customer, as well as providing a range of technical services.
Once the relevant regulatory authorizations were obtained and the other conditions were fulfilled, the closing of the transaction took place on December 15, 2022. After closing, Liberty Global and T. Infra participate by halves in a joint vehicle that holds a 50% interest in nexfibre, with InfraVia owning the remaining 50%.
The business plan for the initial rollout to 5 million homes envisages an investment of approximately 4,500 million pounds (approximately 5,072 million euros at the exchange rate at December 31, 2022). The three partners have funded their pro-rata share of equity funding for the construction, totaling up to 1,400 million pounds (approximately 1,578 million euros at the exchange rate at December 31, 2022). In addition, nexfibre has entered into a facilities agreement with a consortium of banks for an amount of up to 3,300 million pounds (approximately 3,719 million euros at the exchange rate at December 31, 2022). As part of the transaction, InfraVia has made and will continue to make certain payments to Liberty Global and T. Infra, a portion of which will be linked to the progress of the construction of the network.

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
In addition, the Solidarity Wealth Tax For High-Net-Worth Individuals entered into force as of December 29, 2022 (therefore, for the first year, assets held at December 31, 2022 will be subject to taxation). It is designed as a direct and personal tax that complements the Spanish Wealth Tax. The tax would be in principle temporary and will remain in force for two fiscal years. It is consistent with the provisions of the Spanish Wealth Tax in most essential aspects (exemptions, taxable and net taxable bases, tax rates, limit on amount of tax payable, etc.).
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
Passive foreign investment company rules
Telefónica believes that it was not a PFIC for U.S. federal income tax purposes for its 2022 taxable year. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that Telefónica will not be considered a PFIC for any taxable year. If Telefónica were treated as a PFIC for any taxable year during which a U.S. Holder owned a share or ADS, certain adverse tax consequences could apply to the U.S. Holder.
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

•Interest rate risk: arises primarily in connection with changes in interest rates affecting: (i) financial expenses on floating-rate debt (or short-term debt likely to be renewed), (ii) the value of long-term liabilities at fixed interest rates and (iii) financial expenses and principal payments of inflation-linked financial instruments, considering interest rate risk as the impact of changes in inflation rates.
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
The Depositary has agreed to reimburse or pay on behalf of Telefónica, S.A., certain reasonable expenses related to our ADS program and incurred by Telefónica, S.A. in connection with the program (such as NYSE listing fees, legal and accounting fees incurred in connection with the preparation of Form 20-F and ongoing SEC compliance and listing requirements, distribution of proxy materials, investor relations expenses, etc.). The Depositary has covered all such expenses incurred by Telefónica, S.A. during 2022 for an amount of 4.1 million dollars (equivalent to 3.8 million euros, approximately). The amounts the Depositary reimbursed or paid are not perforce related to the fees collected by the depositary from ADS holders.
As part of its service to Telefónica, S.A., the Depositary has agreed to waive certain expenses for the standard costs associated with the administration of our ADS program for the year ended December 31, 2022.

Part II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15. Controls and Procedures
Management’s Evaluation over Disclosure Controls and Procedures
Our Chief Executive Officer and our Chief Financial and Control Officer, after evaluating the effectiveness of Telefónica’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Form 20-F, have concluded that, as of such date, our disclosure controls and procedures were effective.
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
Telefónica’s management assessed the effectiveness of Telefónica’s internal control over financial reporting as of December 31, 2022. In making this assessment, it used the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Telefónica’s management has excluded from the scope of its assessment of internal control over financial reporting the operations and related assets of Garliava RJ Infraestrutura e Redes de Telecomunicações S.A., Perpetual TopCo Limited and affiliates, and BE-terna Acceleration Holding GmbH and affiliates (the “acquired companies”), which Telefónica acquired in purchase business combinations on April 20, 2022, March 21, 2022, and June 9, 2022, respectively. Total assets and total revenues subject to the acquired companies’ internal control over financial reporting represented 0.3% and 0.8% in the aggregate, of Telefónica’s consolidated total assets and total revenues as of and for the year ended December 31, 2022, respectively. Based on the assessment performed and those criteria, Telefónica’s management concluded that as of December 31, 2022, Telefónica’s internal control over financial reporting was effective.
Report of the Independent Registered Public Accounting Firm
PricewaterhouseCoopers Auditores, S.L., an independent registered public accounting firm (PCAOB ID 1306), has issued a report both on the consolidated financial statements as of and for the year ended December 31, 2022 and on the effectiveness of Telefónica’s internal control over financial reporting under auditing standards of the Public Company Accounting Oversight Board (United States). The report is included on page F-2.
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
Item 16B. Code of Ethics
Telefónica is governed by a code of business conduct and ethics called the Telefónica's Responsible Business Principles. The Responsible Business Principles are binding on all employees globally, including senior officers, in their daily operations and on the Company in its relations with its stakeholders. All employees have an obligation to complete the Responsible Business Principles Course once every two years. In 2022, 89% of Telefónica’s workforce completed the Responsible Business Principles Course.

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

For more information, please see “Item 16G. Corporate Governance—Code of Ethics".

Item 16C. Principal Accountant Fees and Services
Please see Note 29.e to our Consolidated Financial Statements.
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
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
At December 31, 2022, we held 85,217,621 shares of treasury stock, representing 1.476% of our capital stock. At December 31, 2021, we held 139,329,370 shares of treasury stock, representing 2.411% of our capital stock. These treasury shares were directly owned by Telefónica, S.A.
    The table below shows the purchases of Telefónica shares made by or on behalf of Telefónica or any affiliated purchaser during 2022. These purchases were made in open-market transactions and none of the shares were purchased under a publicly announced plan or program.

Period of Fiscal Year	Total number of shares purchased	Average price paid per share (euro)	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
January 1 to January 31	3,188,664	3.92	—	—
February 1 to February 28	4,581,969	4.19	—	—
March 1 to March 31	4,429,955	4.03	—	—
April 1 to April 30	2,026,043	4.82	—	—
May 1 to May 31	6,573,160	4.69	—	—
June 1 to June 30	6,760,099	4.59	—	—
July 1 to July 31	9,104,597	4.59	—	—
August 1 to August 31	15,683,799	4.27	—	—
September 1 to September 30	13,581,997	3.82	—	—
October 1 to October 31	10,936,975	3.35	—	—
November 1 to November 30	6,581,136	3.54	—	—
December 1 to December 31	6,955,136	3.41	—	—
Total	90,403,530	4.04	—	—

The table does not include shares received by Telefonica pursuant to Telefónica’s scrip dividend in June 2022 (563,415 shares) in connection with its treasury shares.
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
We have had an Audit and Control Committee since 1997. Our Audit and Control Committee is composed of four non-executive and independent directors, all of whom are deemed Rule 10A-3 independent by our Board of Directors. The functions, composition and competencies of this Committee are regulated by the Board of Directors’ Regulations and the Regulations of the Audit and Control Committee and are similar to those required by the NYSE. The Audit and Control Committee shall consist of not less than three directors appointed by our Board of Directors. All Committee members shall be external Directors, and at least a majority of them must be independent Directors. When appointing such members, our Board of Directors shall take into account the appointees’ knowledge and experience in matters of accounting, auditing and risk management.
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
Item 18. Financial Statements

Please see pages F-6 through F-214.
Item 19. Exhibits

Exhibit Number	Description
1.1	Amended and Restated bylaws (English translation)
2.1	Description of registrant's securities
4.1	Agreement for the Sale and Purchase of Customer Relationship Management business, Atento, dated October 11, 2012 *
4.3	2018 Long-Term Incentive Plan Terms**
4.4	2021 Long-Term Incentive Plan Terms****
8.1	Subsidiaries of Telefónica (see Note 1 to the Consolidated Financial Statements and Appendix I thereto)
10.1	Contribution Agreement, dated May 7, 2020, by and among Telefónica, S.A., Telefonica O2 Holdings Limited, Liberty Global, plc., Liberty Global Europe 2 Limited and Liberty Global Holdco Limited ***#
10.2	Agreement for the sale and purchase of the towers Europe division of Telxius Telecom, S.A. dated January 13, 2021, between Telxius Telecom, S.A. and American Tower International, Inc.***#
10.3	Agreement for the sale and purchase of the towers Latam division of Telxius Telecom, S.A. dated January 13, 2021, between Telxius Telecom, S.A. and American Tower International, Inc.***#
10.4	Shareholders Agreement, dated June 1, 2021, by and among Liberty Global plc, Liberty Global Europe 2 Limited, Liberty Global Holdco Limited, Telefónica, S.A. and Telefonica O2 Holdings Limited****#¥
12.1	Certification of José María Álvarez-Pallete López, Chairman and Chief Executive Officer of Telefónica, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Laura Abasolo García de Baquedano, Chief Finance and Control Officer of Telefónica, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	Inline XBRL Instance Document — the instance document does not appear on the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL TAXONOMY EXTENSION SCHEMA DOCUMENT
101.CAL	Inline XBRL TAXONOMY EXTENSION CALCULATION LINKBASE DOCUMENT
101.DEF	Inline XBRL TAXONOMY EXTENSION DEFINITION LINKBASE DOCUMENT
101.LAB	Inline XBRL TAXONOMY EXTENSION LABEL LINKBASE DOCUMENT
101.PRE	Inline XBRL TAXONOMY EXTENSION PRESENTATION LINKBASE DOCUMENT
104	Cover Page Interactive Data File — the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

*	Incorporated by reference to Telefónica’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012.
**	Incorporated by reference to Telefónica’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018.
***	Incorporated by reference to Telefónica’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020.
****	Incorporated by reference to Telefónica’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021.
#	Schedules and/or attachments to the agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K but will be provided to the U.S. Securities and Exchange Commission or its staff upon request.
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
Date: February 23, 2023

Consolidated Financial Statements

Telefónica, S.A. and subsidiaries composing the Telefónica Group.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Telefónica, S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Telefónica, S.A. and subsidiaries composing the Telefónica Group (the “Company”) as of December 31, 2022 and 2021, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded Garliava RJ Infraestrutura e Redes de Telecomunicações S.A., Perpetual TopCo Limited and affiliates and BE-terna Acceleration Holding GmbH and affiliates from its assessment of internal control over financial reporting as of December 31, 2022 because they were acquired by the Company in purchase business combinations during 2022. We have also excluded Garliava RJ Infraestrutura e Redes de Telecomunicações S.A., Perpetual TopCo Limited and affiliates and BE-terna Acceleration Holding GmbH and affiliates from our audit of internal control over financial reporting. Garliava RJ Infraestrutura e Redes de Telecomunicações S.A., Perpetual TopCo Limited and affiliates and BE-terna Acceleration Holding GmbH and affiliates are wholly-owned subsidiaries whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting collectively represent 0.3% and 0.8%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2022.

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

Goodwill impairment assessment

As described in Notes 3 and 7 to the consolidated financial statements, the Company's consolidated goodwill balance was €18,471 million at December 31, 2022 arising from business combinations completed in the countries in which the Company operates. Management conducts impairment tests for goodwill at least annually or more frequently, if there are certain events or changes indicating the possibility that the carrying amount may not be fully recoverable. The potential impairment loss is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates. Management calculates the recoverable amount of each cash-generating unit as the higher of fair value less cost to sell and value in use. In assessing value in use, the projected cash flows are based on the strategic plans approved by the Board of Directors covering a three-year period including the closing year. Management’s cash flows projections included significant judgements when considering significant assumptions such as revenue growth, long-term OIBDA margin, long-term capital expenditure ratio, discount rates and perpetuity growth rates which would be significantly affected by the future trends in the economic, competitive, regulatory and technological environment in each of the countries in which the Company operates.

The principal considerations for our determination that performing procedures relating to goodwill impairment assessment is a critical audit matter are the significant judgments made by management when developing the recoverable amount of the cash-generating units. This in turn led to a high degree of auditor judgement and effort in performing procedures and evaluating management’s significant assumptions, related to revenue growth, long-term OIBDA margin, long-term capital expenditure ratio, discount rate and perpetuity growth rate.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the determination of the recoverable amount of the Company’s cash-generating units. These procedures also included, among others, testing management’s process for developing the value in use estimate; evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the significant assumptions used by management, related to revenue growth, long-term OIBDA margin, long-term capital expenditure ratio, discount rate and perpetuity growth rate. Evaluating whether the significant assumptions used by management were reasonable involved evaluating (1) the current and past performance of the cash-generating units, (2) the consistency with available external information, (3) the sensitivity analysis performed by management, and (4) the sufficiency of the Company’s goodwill impairment disclosures. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and the discount rate and the perpetuity growth rate assumptions.

Revenue recognition (Unbilled revenue)

As described in Notes 3 and 14 to the consolidated financial statements, of the total gross revenue recognized by the Company for the year ended December 31, 2022, €2,495 million relates to services rendered and not yet billed. When the revenue billing cycle does not align with the consolidated financial statements closing date, management estimates the amount to be recognized for services rendered and not yet billed at the year-end. These estimates are based on data obtained from different sources and revenue streams processed by the information systems and historical information.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to revenue recognition, including controls over the determination of estimated unbilled revenue and IT general controls over the main systems involved in the process. These procedures also included, among others, (1) assessing the reasonableness of the criteria employed by management to estimate revenue rendered and not yet billed including the accuracy and completeness of the underlying data, and (2) testing billings completed following the year-end for consistency with the estimates made.

Tax and regulatory proceedings in Telefonica Brazil

As described in Notes 3, 24 and 25 to the consolidated financial statements, the Company has recognized provisions related to income tax, other taxes and regulatory proceedings in Telefonica Brazil amounting €19 million, €446 million and €336 million, respectively, and has disclosed contingent liabilities related to income tax, other taxes, and regulatory proceedings amounting €5,346 million, €6,009 million and €1,049 million, respectively as of December 31, 2022. The Company recognizes provision for the pending litigation when management determines that a loss is probable and the amount of the loss can be reliably estimated. No liability for an estimated loss is accrued in the consolidated financial statements for unfavorable outcomes when, after assessing the information available, management concludes that it is not probable that a loss has been incurred in any of the pending litigation. In case of income tax pending litigations, management determines whether is probable or not that taxation authority will accept the uncertain tax treatment. If the Company concludes it is not probable that taxation authority will accept the uncertain tax treatment, a provision for income tax is recognized. The Company discloses contingencies when management concludes no loss is probable or reasonably estimable, but it is reasonably possible that a loss may be incurred, and for income tax pending litigations, is probable that the taxation authority will accept the uncertain tax treatment.

The principal considerations for our determination that performing procedures relating to tax and regulatory proceedings in Telefonica Brazil is a critical audit matter are the significant judgments made by management when assessing the likelihood of a loss being incurred and when determining whether a reasonable estimate of the loss and possible outcomes for each claim can be made, which in turn led to a high degree of auditor judgment, effort, and subjectivity in evaluating management’s assessment of the loss contingencies associated with litigations claims.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s evaluation of recognition, measurement and disclosure of tax and regulatory proceedings in Brazil. These procedures also included, among others, (1) obtaining and evaluating the responses to our letters of audit inquiry with internal and external legal counsels, (2) evaluating the reasonableness of management’s assessment regarding unfavorable outcomes, and (3) evaluating the sufficiency of the management’s tax and regulatory contingency disclosures. Professionals with specialized skill and knowledge were used to assist in the evaluation of the management’s assessment regarding whether an unfavorable outcome is reasonably possible or probable.

Impairment assessment of the investment in VMED O2 UK Ltd

As described in Notes 2, 3 and 10 to the consolidated financial statements, the Company's equity method investment in VMED O2 UK Ltd amounts to €10,779 million as of December 31, 2022. Management evaluates its investment in VMED O2 UK Ltd for impairment if there is objective evidence that indicates that the net investment may be impaired including information about significant changes with an adverse effect that have taken place in the market or economic environment in which VMED O2 UK Ltd operates and indicates that the investment may not be recovered. Management has assessed the recoverable amount of the investment using valuation techniques, including discounted cash flow model that requires significant judgments when considering significant assumptions such as revenue growth rate, long-term EBITDA margin, long-term capital expenditure ratio, discount rate and perpetuity growth rate.

The principal considerations for our determination that performing procedures relating to the impairment assessment of the investment in VMED O2 UK Ltd is a critical audit matter are the significant judgments made by management in the discounted cash flow model, which in turn led to a high degree of auditor judgement, subjectivity and effort in evaluating management’s significant assumptions, related to revenue growth, long-term EBITDA margin, long-term capital expenditure ratio, discount rate and perpetuity growth rate.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment, including controls over the valuation of the VMED 02 UK Ltd equity method investment. These procedures also included, among others, testing management's process for determining the value in use of its investment in VMED O2 UK Ltd; evaluating the appropriateness of the discounted cash flow model; testing the completeness and accuracy of the underlying data used in the model; and evaluating the reasonableness of the significant assumptions used by management, related to revenue growth, long-term EBITDA margin, long-term capital expenditure ratio, discount rate and perpetuity growth rate. Evaluating whether the significant assumptions used by management were reasonable involved evaluating (1) the consistency with external available information, (2) the sensitivity analysis performed by management, and (3) the sufficiency of the Company’s impairment assessment disclosures. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and the discount rate and the perpetuity growth rate assumptions.

/s/ PricewaterhouseCoopers Auditores, S.L.

Madrid, Spain

February 23, 2023

We have served as the Company’s auditor since 2017.

Consolidated Statements of financial position
Millions of euros	Notes	2022	2021
ASSETS
A) NON-CURRENT ASSETS		87,053	84,284
Intangible assets	(Note 6)	12,017	11,725
Goodwill	(Note 7)	18,471	16,519
Property, plant and equipment	(Note 8)	23,714	22,725
Rights of use	(Note 9)	8,279	7,579
Investments accounted for by the equity method	(Note 10)	11,587	12,773
Financial assets and other non-current assets	(Note 12)	8,101	7,347
Deferred tax assets	(Note 25)	4,884	5,616
B) CURRENT ASSETS		22,589	24,929
Inventories	(Note 13)	1,546	1,749
Receivables and other current assets	(Note 14)	9,134	8,287
Tax receivables	(Note 25)	2,213	2,120
Other current financial assets	(Note 15)	2,444	3,835
Cash and cash equivalents	(Note 16)	7,245	8,580
Non-current assets and disposal groups held for sale	(Note 30)	7	358
TOTAL ASSETS (A+B)		109,642	109,213

	Notes	2022	2021
EQUITY AND LIABILITIES
A) EQUITY		31,708	28,684
Equity attributable to equity holders of the parent and other holders of equity instruments	(Note 17)	25,088	22,207
Equity attributable to non-controlling interests	(Note 17)	6,620	6,477
B) NON-CURRENT LIABILITIES		54,834	55,034
Non-current financial liabilities	(Note 18)	35,059	35,290
Non-current lease liabilities	(Note 20)	6,657	6,391
Payables and other non-current liabilities	(Note 21)	3,546	3,089
Deferred tax liabilities	(Note 25)	3,067	2,602
Non-current provisions	(Note 24)	6,505	7,662
C) CURRENT LIABILITIES		23,100	25,495
Current financial liabilities	(Note 18)	4,020	7,005
Current lease liabilities	(Note 20)	2,020	1,679
Payables and other current liabilities	(Note 22)	13,509	13,210
Current tax payables	(Note 25)	1,920	2,026
Current provisions	(Note 24)	1,631	1,441
Liabilities associated with non-current assets and disposal groups held for sale	(Note 30)	—	134
TOTAL EQUITY AND LIABILITIES (A+B+C)		109,642	109,213
The accompanying notes and appendices are an integral part of these consolidated statements of financial position.

Consolidated income statements
Millions of euros	Notes	2022	2021	2020
Revenues	(Note 26)	39,993	39,277	43,076
Other income	(Note 26)	2,065	12,673	1,587
Supplies		(12,941)	(12,258)	(13,014)
Personnel expenses	(Note 26)	(5,524)	(6,733)	(5,280)
Other expenses	(Note 26)	(10,741)	(10,976)	(12,871)
Depreciation and amortization	(Note 26)	(8,796)	(8,397)	(9,359)
OPERATING INCOME		4,056	13,586	4,139
Share of income (loss) of investments accounted for by the equity method	(Note 10)	217	(127)	2
Finance income		1,803	614	677
Exchange gains		2,910	2,801	3,847
Finance costs		(3,030)	(2,028)	(2,417)
Exchange losses		(2,996)	(2,751)	(3,665)
Net financial expense	(Note 19)	(1,313)	(1,364)	(1,558)
PROFIT BEFORE TAX		2,960	12,095	2,583
Corporate income tax	(Note 25)	(641)	(1,378)	(626)
PROFIT FOR THE YEAR		2,319	10,717	1,957
Attributable to equity holders of the parent		2,011	8,137	1,582
Attributable to non-controlling interests	(Note 17)	308	2,580	375
Basic earnings per share (euros)	(Note 26)	0.31	1.34	0.22
Diluted earnings per share euros)	(Note 26)	0.31	1.34	0.22
The accompanying notes and appendices are an integral part of these consolidated income statements.

Consolidated Statements of comprehensive income	2022	2021	2020
Millions of euros
Profit for the year	2,319	10,717	1,957
Other comprehensive (loss) income	1,908	4,557	(7,305)
Gains (losses) from financial assets measured at Fair value through other comprehensive income	(29)	2	1
Income tax impact	9	(1)	—
	(20)	1	1
Gains (losses) on hedges	1,081	1,593	(765)
Income tax impact	(282)	(395)	183
Reclassification of (gains) losses included in the income statement (Note 19)	(704)	(1,874)	963
Income tax impact	181	478	(250)
	276	(198)	131
Gains (losses) on hedges costs	(59)	128	(98)
Income tax impact	15	(32)	24
Reclassification of (gains) losses included in the income statement (Note 19)	(9)	(10)	(8)
Income tax impact	2	3	2
	(51)	89	(80)
Share of gains (losses) recognized directly in equity of associates and others (Note 10)	65	32	—
Income tax impact	—	—	—
	65	32	—
Translation differences (Note 17)	1,562	4,098	(7,236)
Total other comprehensive income (loss) recognized for the year that may be reclassified subsequently to profit or loss	1,832	4,022	(7,184)
Actuarial gains (losses) and impact of limit on assets for defined benefit pension plans	102	130	33
Income tax impact	(32)	(35)	—
Reclassification to reserve actuarial losses (gains) and impact of limit on assets for defined benefit pension plans (Note 2)	—	392	—
	70	487	33
Gains (losses) from financial assets measured at fair value through comprehensive income	42	49	(141)
Income tax impact	—	(1)	(13)
Reclassification to reserve of gains (losses) from financial assets measured at fair value through comprehensive income (Note 12)	71	—	—
	113	48	(154)
Share of (losses) gains recognized directly in equity of associates (Note 10)	(107)	—	—
	(107)	—	—
Total other comprehensive income (loss) recognized for the year that will not be reclassified subsequently to profit or loss	76	535	(121)
Total comprehensive income (loss) recognized for the year	4,227	15,274	(5,348)
Attributable to:
Equity holders of the parent and other holders of equity instruments	3,519	12,652	(4,286)
Non-controlling interests	708	2,622	(1,062)
	4,227	15,274	(5,348)
The accompanying notes and appendices are an integral part of these consolidated statements of comprehensive income.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	Attributable to equity holders of the parent and other holders of equity instruments											Non-contro-lling interests (Note 17)	Total equity
Millions of euros	Share capital	Share premium	Treasury Shares	Other equity instru-ments	Legal reser-ve	Retained earnings	Fair value finan-cial assets	Hedges	Equity of associa-tes and others	Transla-tion differen-ces	Total
Financial position at December 31, 2021	5,779	4,233	(547)	7,550	1,038	26,091	(547)	438	64	(21,892)	22,207	6,477	28,684
Profit for the year	—	—	—	—	—	2,011	—	—	—	—	2,011	308	2,319
Other comprehensive income (loss) for the year	—	—	—	—	—	48	98	287	(94)	1,169	1,508	400	1,908
Total comprehensive income (loss) for the year	—	—	—	—	—	2,059	98	287	(94)	1,169	3,519	708	4,227
Dividends and distribution of profit (Note 17)	135	—	—	—	21	(1,223)	—	—	—	—	(1,067)	(411)	(1,478)
Net movement in treasury shares	—	—	(342)	—	—	(22)	—	—	—	—	(364)	—	(364)
Acquisitions and disposals of non-controlling interests and business combinations (Note 2)	—	—	—	—	—	936	—	—	—	—	936	(155)	781
Capital reduction	(139)	(409)	548	—	—	—	—	—	—	—	—	—	—
Undated deeply subordinated securities (Note 17)	—	—	—	—	—	(201)	—	—	—	—	(201)	—	(201)
Other movements	—	—	—	—	—	58	—	—	—	—	58	1	59
Financial position at December 31, 2022	5,775	3,824	(341)	7,550	1,059	27,698	(449)	725	(30)	(20,723)	25,088	6,620	31,708

The accompanying notes and appendices are an integral part of these consolidated statements of changes in equity.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	Attributable to equity holders of the parent and other holders of equity instruments											Non-contro-lling interests (Note 17)	Total equity
Millions of euros	Share capital	Share premium	Treasury Shares	Other equity instru-ments	Legal reser-ve	Retained earnings	Fair value finan-cial assets	Hedges	Equity of associa-tes and others	Transla-tion differen-ces	Total
Financial position at December 31, 2020	5,526	4,538	(476)	7,550	1,038	19,046	(597)	647	(57)	(25,980)	11,235	7,025	18,260
Profit for the year						8,137					8,137	2,580	10,717
Other comprehensive income (loss) for the year						465	50	(209)	121	4,088	4,515	42	4,557
Total comprehensive income (loss) for the year						8,602	50	(209)	121	4,088	12,652	2,622	15,274
Dividends and distribution of profit (Note 17)	336	—	—	—	—	(936)				—	(600)	(3,051)	(3,651)
Net movement in treasury shares	—	—	(459)	—	—	(20)				—	(479)	—	(479)
Acquisitions and disposals of non-controlling interests and business combinations (Note 17)	—	—	—	—	—	(354)				—	(354)	(119)	(473)
Capital reduction	(83)	(305)	388	—	—	—				—	—	—	—
Undated deeply subordinated securities (Note 17)	—	—	—	—	—	(263)				—	(263)	—	(263)
Other movements	—	—	—	—	—	16				—	16	—	16
Financial position at December 31, 2021	5,779	4,233	(547)	7,550	1,038	26,091	(547)	438	64	(21,892)	22,207	6,477	28,684

Financial position at December 31, 2019	5,192	4,538	(766)	8,243	1,038	19,042	(444)	503	24	(20,252)	17,118	8,332	25,450
Profit for the year						1,582					1,582	375	1,957
Other comprehensive income (loss) for the year						23	(153)	144	(81)	(5,801)	(5,868)	(1,437)	(7,305)
Total comprehensive income (loss) for the year						1,605	(153)	144	(81)	(5,801)	(4,286)	(1,062)	(5,348)
Dividends and distribution of profit (Note 17)	334	—	—	—	—	(1,048)				—	(714)	(516)	(1,230)
Net movement in treasury shares	—	—	(195)	—	—	(29)				—	(224)	—	(224)
Acquisitions and disposals of non-controlling interests and business combinations	—	—	485	—	—	(223)				—	262	318	580
Undated deeply subordinated securities and notes mandatorily convertible (Note 17)	—	—	—	(693)	—	(335)				73	(955)	(42)	(997)
Other movements	—	—	—	—	—	34				—	34	(5)	29
Financial position at December 31, 2020	5,526	4,538	(476)	7,550	1,038	19,046	(597)	647	(57)	(25,980)	11,235	7,025	18,260

The accompanying notes and appendices are an integral part of these consolidated statements of changes in equity.

Consolidated Statements of cash flows
Millions of euros	Notes	2022	2021	2020
Cash received from operations	(Note 28)	46,925	46,415	51,353
Cash paid from operations	(Note 28)	(34,778)	(34,379)	(36,477)
Net payments of interest and other financial expenses net of dividends received	(Note 28)	(292)	(1,309)	(1,171)
Taxes (paid)/proceeds	(Note 28)	(92)	(459)	(509)
Net cash flow provided by operating activities	(Note 28)	11,763	10,268	13,196
(Payments on investments)/proceeds from the sale in property, plant and equipment and intangible assets	(Note 28)	(5,508)	(6,164)	(7,020)
(Payments)/proceeds on disposals of companies, net of cash and cash equivalents disposed	(Note 28)	(115)	13,369	81
Payments on investments in companies, net of cash and cash equivalents acquired	(Note 28)	(1,628)	(414)	(79)
Proceeds on financial investments not included under cash equivalents	(Note 28)	2,967	2,163	2,308
Payments on financial investments not included under cash equivalents	(Note 28)	(2,575)	(1,474)	(3,297)
Net proceeds/(payments) for temporary financial investments		1,532	(1,584)	217
Net cash flow used in investing activities	(Note 28)	(5,327)	5,896	(7,790)
Dividends paid	(Note 28)	(1,397)	(3,630)	(1,296)
Proceeds from share capital increase with minority interest	(Note 28)	1,022	—	323
(Payments)/proceeds of treasury shares and other operations with shareholders and with minority interests	(Note 28)	(555)	(604)	(223)
Operations with other equity holders	(Note 28)	(268)	(354)	(1,020)
Proceeds on issue of debentures and bonds and other debts	(Note 28)	1,746	561	4,011
Proceeds on loans, borrowings and promissory notes	(Note 28)	839	3,085	4,516
Repayments of debentures and bonds and other debts	(Note 28)	(3,541)	(5,847)	(6,728)
Repayments of loans, borrowings and promissory notes	(Note 28)	(3,077)	(4,146)	(2,852)
Lease principal payments	(Note 20)	(1,996)	(1,782)	(1,787)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(Note 28)	(698)	(273)	(382)
Net cash used in financing activities	(Note 28)	(7,925)	(12,990)	(5,438)
Effect of changes in exchange rates		156	(179)	(402)
Cash reclassified to assets held for sale	(Note 30)	—	(7)	(4)
Effect of changes in consolidation methods and others		(2)	(12)	—
Net increase (decrease) in cash and cash equivalents during the year		(1,335)	2,976	(438)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	(Note 16)	8,580	5,604	6,042
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	(Note 16)	7,245	8,580	5,604
RECONCILIATION OF CASH AND CASH EQUIVALENTS WITH THE STATEMENTS OF FINANCIAL POSITION
BALANCE AT THE BEGINNING OF THE PERIOD	(Note 16)	8,580	5,604	6,042
Cash on hand and at banks		7,353	4,600	5,209
Other cash equivalents		1,227	1,004	833
BALANCE AT THE END OF THE PERIOD	(Note 16)	7,245	8,580	5,604
Cash on hand and at banks		6,653	7,353	4,600
Other cash equivalents		592	1,227	1,004
The accompanying notes and appendices are an integral part of these consolidated statements of cash flows.

Telefónica, S.A. and subsidiaries composing the Telefónica Group

Notes to the consolidated financial statements for the year ended December 31, 2022
Note 1. Background and general information
Telefónica, S.A. and its subsidiaries and investees (hereinafter also referred to as Telefónica, the Company, the Telefónica Group or the Group) make up an integrated and diversified telecommunications group operating mainly in Europe and Latin America. The Group’s activity is centered around services of fixed and wireless telephony, broadband, Internet, data traffic, Pay TV and other digital services.
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
The accompanying consolidated financial statements for the year ended December 31, 2022 were approved by the Company’s Board of Directors at its meeting on February 22, 2023 for submission for approval at the General Shareholders’ Meeting, which is expected to occur without modification.

Note 2. Basis of presentation of the consolidated financial statements
The accompanying consolidated financial statements were prepared from the accounting records of Telefónica, S.A. and each of the companies comprising the Telefónica Group, whose separate financial statements were prepared in accordance with the generally accepted accounting principles applicable in the various countries in which they are located, and for the purposes of these consolidated financial statements are presented in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These consolidated financial statements present fairly, in all material respects, the consolidated equity and financial position at December 31, 2022, and of the consolidated results of operations, changes in consolidated equity and the consolidated cash flows obtained and used in the year then ended.
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
Comparative information and main changes in the consolidation scope
For comparative purposes, the accompanying consolidated financial statements for 2022 include the figures for 2021, and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows, and the notes thereto for the year then ended, they also include those of 2020.
The main events and changes in the consolidation scope affecting comparability of the consolidated information for 2022 and 2021 (see Appendix I for a detailed description of the consolidation scope and the changes during the year) are as listed below.
Exchange rates evolution

Variation of average exchange rate vs euro
	2022 vs 2021	2021 vs 2020
Brazilian real	17.6%	(8.8%)
Pound sterling	0.8%	3.4%
New peruvian sol	13.7%	(13.2%)
Chilean peso	(2.2%)	0.6%
Colombian peso	(0.6%)	(5.1%)
Mexican peso	13.5%	1.6%

Variation of closing exchange rate vs euro
	2022 vs 2021	2021 vs 2020
Brazilian real	13.5%	0.9%
Pound sterling	(5.3%)	6.9%
New peruvian sol	10.9%	(1.6%)
Chilean peso	4.7%	(8.8%)
Colombian peso	(12.2%)	(6.6%)
Mexican peso	11.5%	5.4%
In 2022, there was a positive impact on Equity attributable to equity holders of the Parent Company for translation differences amounting to 1,169 million euros (see Note 17.f), mainly due to the appreciation of the Brazilian real.
Agreement between Telefónica and Liberty Global plc to combine their operating businesses in the UK
On May 7, 2020, Telefónica reached an agreement with Liberty Global plc to combine into a 50-50 joint venture their operating businesses in the United Kingdom (O2 Holdings Ltd. and Virgin Media UK, respectively). On June 1, 2021 after obtaining the relevant regulatory approvals, consummation of the necessary recapitalization and satisfaction of other closing conditions, the closing of the transaction was carried out, resulting in the combination of both businesses into the joint venture called VMED O2 UK Limited ("VMO2").
Telefonica United Kingdom, which was fully consolidated within the Group, is excluded from the scope of consolidation from June 1, 2021 (Note 4). From that date, VMO2 is registered under the equity method (see notes 4 and 10).
The constitution of the joint venture resulted in a contribution of 5,376 million pounds sterling (equivalent to 6,234 million euros at the transaction day) for Telefonica, of which 2,622 million pounds correspond to the cash payment to Telefónica to equalise ownership in the joint venture (including the post-completion adjustment, see Note 29.c) and 2,754 million pounds correspond to proceeds from recapitalization.
As a consequence of this transaction, the Group recognized a gain amounting to 4,460 million euros in “Other income” in 2021 (see Note 26), as follows:

Millions of euros
Cash received	6,234
Fair value of 50% of VMO2 (Note 10)	12,012
Less: carrying amount of Telefonica United Kingdom at June 1, 2021	(10,937)
Liabilities assumed and other costs (see Note 29.c)	(441)
Result before reclassification of translation differences and gains on hedges	6,868
Reclassification of translation differences included in equity	(3,135)
Reclassification of gains on hedges included in equity	727
Result of the transaction: gain	4,460
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

The agreement established the sale of a number of approximately 30,722 telecommunication tower sites and comprises two separate and independent transactions (on one hand, the Europe business and, on the other hand, the Latin American business), fixing the respective closures after the corresponding regulatory authorizations. The agreement included the transfer to ATC of the towers that Telxius agreed to acquire from Telefónica Germany GmbH & Co. under the agreement signed on June 8, 2020, both the towers acquired in the first phase on September 1, 2020 as well as the towers that were acquired in the second phase in August 2021.
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
These transactions generated in 2021 a gain of 6,099 million euros registered in "Other income" (see Note 26), with the following breakdown:

Millions of euros
Selling price	7,865
Less: carrying amount of net assets and transaction costs	1,729
Result before reclassification of translation differences	6,136
Translation differences	(37)
Result of the transaction: gain	6,099
Income tax	(162)
Result attributable to non-controlling shareholders	(2,246)
Result attributable to equity holders of the parent	3,691
After the closing of these transactions, the companies of the Europe and Latin América towers divisions were excluded from the consolidation perimeter. The Telefónica Group operators maintained the leases agreements of the towers signed with the sold subsidiaries of Telxius. Consequently, as of the closing date of the transactions, rights of use and lease liabilities were recorded in the consolidated statement of financial position, amounting to 2,633 million euros (see Note 9) and 2,775 million euros (see Note 20), respectively.
Acquisition of mobile assets of Oi Group
On April 20, 2022, the closing of the transaction related to the Purchase Agreement for Acquisition of Unidade Produtiva Isolada (UPI) Mobile Assets of Oi Group took place, and Telefónica Brasil acquired, on such date, all the shares of the company Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. (Garliava), to which the mobile assets of Oi Group assigned to Telefónica Brazil had been contributed, under the segregation plan stated in the Oi Agreement (see Note 29.c).
Telefónica Brasil thus acquired its share of mobile assets of the Oi Group for an amount, still subject to adjustments, of 5,373 million Brazilian reais (approximately 1,063 million euros at the exchange rate at such date), A payment of 4,885 million Brazilian reais (approximately 972 million euros) was made at closing of the transaction. The remaining amount, equivalent to 10% of the payment made on that date, is withheld subject to certain price adjustments and potential indemnification obligations contained in the Oi Agreement. The total consideration also includes 110 million Brazilian reais subject to the fulfilment of certain targets, and other costs amounting to 8 million Brazilian reais. Thus, the total consideration transferred amounted to 5,492 million Brazilian reais (1,093 million euros at the date of the closing of the transaction).
On the date of approval of these consolidated financial statements, the Company had already concluded the report for the allocation of the purchase price. The fair value assigned to Oi's licenses amounts to 520 million euros. The goodwill amounts to 676 million euros (see Note 5).

Agreement between Telefónica de España and Telefónica Infra with Vauban Infrastructure Partners and Credit Agricole Assurance for the establishment of Bluevia
In July 2022, an agreement was reached between Telefonica de España and Telefonica Infra with the consortium formed by Vauban Infrastructure Partners (Vauban) and Crédit Agricole Assurances (CAA) for the establishment of a company, Bluevia Fibra, S.L. for the deployment and commercialization of a fiber to the home network mainly in rural areas in Spain.
On December 20, 2022 once the regulatory authorizations were obtained and after the fulfillment of the remaining agreed conditions, the transaction was completed.
The consortium formed by CAA and Vauban has acquired 45% of the Company for a total amount of 1,021 million euros in cash, paid on the closing of the agreement (see Note 28). The transaction had no impact on the consolidated income statements of the Telefónica Group as it consisted on the sale of minority interest, with Telefónica retaining control over Bluevia. The impact of this transaction in equity attributable to equity holders of the parent was an increase of 986 million euros in "Retained earnings". In addition, there was in increase in equity attributable to non-controlling interest amounting to 23 million euros (see Note 17).
The difference between the tax value of the assets transferred to Bluevia and their carrying amount in the Group's consolidated annual accounts generated a deferred tax asset for deductible temporary differences amounting to 548 million euros (see Note 25).
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
Impairment of goodwill of Telefónica del Perú
In 2021 an impairment loss was recognized on the goodwill allocated to Telefónica del Perú, amounting to 393 million euros (see Note 7).

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
The synthetic exchange rate is calculated considering the inflation rates that are published. On an annual basis, these rates are 174.3%, 686.4% and 2,959.8% for 2022, 2021 and 2020, respectively.
The exchange rate used to translate inflation-adjusted bolivar-denominated items in the consolidated financial statements is the synthetic exchange rate as of the closing date of each reporting period, amounting to 45.18 digital bolivars per U.S. dollar, 16.47 digital bolivars per U.S. dollar and 2,094,405 bolivars per U.S. dollar as of December 31, 2022, 2021 and 2020, respectively. In turn, the official reference exchange rate at December 31, 2022 was 17.489 VED/USD (4.597 VED/USD and 1,107,199VES/USD at December 31, 2021 and 2020, respectively).
The use of a synthetic exchange rate versus the official reference exchange rate does not have a significant impact given the contribution of Telefónica Venezolana to the consolidated financial position and to the Group's results and cash flows for the year.
In 2018 Argentina became a hyperinflationary economy. In order to restate its financial statements, the Company uses the series of indices defined by resolution JG No. 539/18 issued by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE), based on the National Consumer Price Index (IPC) published by the Instituto Nacional de Estadística y Censos (INDEC) of the Argentine Republic and the Wholesale Internal Price Index (IPIM) published by FACPCE. The cumulative index at December 31, 2022, 2021 and 2020 is 1,134.6%, 582.5% and 385.9%, respectively, while on an annual basis the index for 2022 is 95% (51% and 36% in 2021 and 2020, respectively).
The exchange rate used to translate inflation-adjusted items denominated in Argentine pesos in the 2022 financial statements is the closing exchange rate as of December 31, 2022 which was 189.08 Argentine pesos per euro (116.37 and 103.23 Argentine pesos per euro at December 31, 2021 and 2020, respectively).
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
•The allocation of acquisition costs attributable to customers acquired in business combinations, as well as the acquisition value of these types of assets in a third-party transaction for consideration (Customer base) are amortized on a straight-line basis over the estimated period of the customer relationship. The term length is between 4 and 14 years, based on the customer segment (residential, business, etc.) and the business model (prepaid, postpaid, etc.).
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

Years of estimated useful life
Buildings	25 – 40
Plant and machinery	5 – 25
Furniture, tools and other items	2 – 10
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
When the Group is in an intermediary position between a supplier/vendor and an end customer, it must determine if it is supplying the product or service as the principal in the transaction or if it is acting as an agent on behalf of the supplier (manufacturer, wholesaler). The distinction determines who controls the goods or services being provided and who has the primary obligation to satisfy the performance obligation. This assessment affects the timing and amount of revenue recognized in the financial statements, either on a gross basis as the principal or on a net basis as the agent, representing the margin earned by the Group for arranging the transaction between the principal and the customer. This is particularly relevant for the Group in connection with digital services such as streaming TV content and cloud-based software.
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
As part of our strategy, the Group has increased its use of renewable energy through power purchase agreements (PPAs) to purchase energy from sustainable sources, such as wind and solar. These contracts often have a long term and provide the Group with a mechanism to ensure the supply of green energy at fixed prices. When these arrangements involve physical delivery of electricity and are entered into for the purpose of receiving the energy for the entity’s expected purchase, sale or usage requirements (i.e. volume agreed does not exceed actual and expected power needs), the contract is for “own use” and is generally accounted for as power purchases or sales when the underlying transactions take place.
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
o) New IFRS and interpretations of the International Financial Reporting Interpretations Committee (IFRIC)
The accounting policies applied in the preparation of the consolidated financial statements for the year ended December 31, 2022 are consistent with those used in the preparation of the Group’s consolidated annual financial statements for the year ended December 31, 2021, with the exception of the following new standards and amendments to existing standards issued by the IASB, which are mandatory for annual periods beginning on or after January 1, 2022.
The application of these amendments for the current reporting period did not have a significant impact on the consolidated financial statements of the Group. The Group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these amendments.
Amendments to IAS 37: Costs of fulfilling a contract
The amendments to IAS 37 clarify that when assessing whether a contract is onerous, an entity needs to include all unavoidable costs that relate directly to a contract, including both incremental costs and an allocation of costs directly related to fulfilling contract activities. The Group applied the amendments to the contracts for which it had not fulfilled all of its obligations at the beginning of the reporting period.
Amendments to IFRS 3: Reference to Conceptual Framework
Minor amendments were made to update the references to the Conceptual Framework for Financial Reporting and to add an exception to the recognition principle in IFRS 3 Business Combinations regarding liabilities and contingent liabilities within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets and Interpretation 21 Levies. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. The amendments to IFRS 3 also clarify that contingent assets do not qualify for recognition at the acquisition date.
Amendments to IAS 16: Proceeds Before Intended Use
The amendment prohibits entities from deducting from the cost of an item of property, plant and equipment, any proceeds of the sale of items produced while the entity is preparing the asset for its intended use (including while assessing technical and physical performance of the asset). Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss.
Annual Improvements to IFRS Standards 2018-2020
As part of the annual improvements finalized in May 2020, IFRS 9 Financial Instruments was amended to clarify which fees should an entity include when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf.

New standards and amendments to standards issued but not effective as of December 31, 2022.
At the date of preparation of the consolidated financial statements, the following IFRS and amendments to existing standards had been published, but their application is not mandatory:

Standards and amendments		Mandatory application: annual periods beginning on or after
IFRS 17 (and subsequent amendments)	Insurance Contracts	January 1, 2023
Amendments to IAS 1	Disclosure of Accounting Policies	January 1, 2023
Amendments to IAS 8	Definition of Accounting Estimates	January 1, 2023
Amendments to IAS 12	Deferred Tax related to Assets and Liabilities Arising from a Single Transaction	January 1, 2023
Amendments to IAS 1	Classification of Liabilities as Current or Non-current	January 1, 2024
Amendments to IAS 1	Non-current Liabilities with Covenants	January 1, 2024
Amendments to IFRS 16	Lease Liability in a Sale and Leaseback	January 1, 2024

Based on the assessment performed to date, the Group estimates that the adoption of these new pronouncements will not have a significant impact on the consolidated financial statements in the initial period of application. In particular, the Group has made further progress in its assessment to identify contracts that meet the definition of insurance contracts and are therefore within the scope of IFRS 17 Insurance Contracts, but the Group estimates that the future application of the new requirements will not have a significant impact on consolidated equity upon first-time adoption.

Note 4. Segment information
In 2022 the Telefónica Group is reporting financial information, both internally and externally, according to the following segments: Telefónica Spain, VMO2 (recorded by the equity method), Telefónica Germany, Telefónica Brazil and Telefónica Hispam (formed by the Group's operators in Colombia, Mexico, Venezuela, Ecuador, Argentina, Chile, Peru and Uruguay).
During 2021, compared to 2020, the Telefónica Group changed its reporting segments as follows:
(i) On June 1, 2021, upon the establishment of the VMO2 joint venture (whose results are accounted for under the equity method), the former Telefónica United Kingdom segment was replaced by the new VMO2 segment (see notes 2 and 10). The 2021 results include the consolidation of Telefónica United Kingdom from January 1 to June 1, and the equity accounting of 50% of the net result of VMO2 from June 1 to December 31 (see Note 10). The gain registered on the establishment of VMO2, amounting to 4,460 million euros (see notes 2 and 26), are recorded in "Other companies".
(ii) The Telxius Group ceased to be a reporting segment as a result of the sale of the telecommunications towers divisions in Europe and Latin America (see Note 2). The Telxius Group’s results as well as the gain obtained for the sale of the telecommunications towers divisions, amounting to 6,099 million euros (see notes 2 and 26), were recorded in "Other companies".
The impairment losses on goodwill and other assets of Telefónica Argentina recorded in 2020, the impairment loss on goodwill of Telefónica del Perú in 2021 (see Note 7) and the impairment losses on other assets of Telefonica Argentina in 2022 (see notes 6 and 8), are included in the Telefónica Hispam segment.
The segments referred to above include the information relating to the fixed, mobile, cable, data, internet, television and other digital services businesses provided in each country. Intersegment transactions are carried out as if on an arm's length basis.
Information relating to other Group companies not specifically included in these segments is reported under "Other companies" (see Appendix I), which includes Telefónica, S.A. and other holding companies, as well as companies whose main purpose is to provide cross-sectional services to Group companies and other operations not included in the segments.The Incremental Group and BE-terna Group, acquired in 2022, and Cancom Group, acquired in 2021 (see Note 5), are reported within "Other companies". "Other companies" also includes the share of results of investments accounted for by the equity method corresponding to the fiber optic companies incorporated in 2021 and 2022 (see Note 10).
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
The "Eliminations" of the Group at OIBDA level mainly reflected the leases of Telxius Group (in 2020 and 2021, up to the date of sale of these companies) to other Telefónica Group companies, due to the asymmetry in accounting between lessor and lessee under IFRS 16. This impact is mostly offset at operating income level.
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

The following table presents income, CapEx information (capital expenditures in intangible assets and property, plant and equipment, see Notes 6 and 8) and acquisitions of rights of use (see Note 9) regarding the Group’s operating segments:

2022
Millions of euros	Telefónica Spain	VMO2	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Revenues	12,497	—	8,224	8,870	9,141	3,243	(1,982)	39,993
External revenues	12,224	—	8,195	8,854	9,026	1,685	9	39,993
Intersegment revenues	273	—	29	16	115	1,558	(1,991)	—
Other operating income and expenses(1)	(7,909)	—	(5,666)	(5,138)	(7,183)	(3,149)	1,904	(27,141)
OIBDA	4,588	—	2,558	3,732	1,958	94	(78)	12,852
Depreciation and amortization	(2,157)	—	(2,295)	(2,369)	(1,799)	(218)	42	(8,796)
Operating income	2,431	—	263	1,363	159	(124)	(36)	4,056
Share of income (loss) of investments accounted for by the equity method	(15)	292	—	—	(19)	(41)	—	217
CapEx	1,550	—	1,209	1,795	1,058	212	(5)	5,819
Acquisitions of rights of use	724	—	594	596	514	17	3	2,448
(1) Other operating income and expenses includes “Other income”, “Supplies”, “Personnel expenses” and “Other expenses”.

2021
Millions of euros	Telefónica Spain	Telefónica United Kingdom	VMO2	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Revenues	12,417	2,628	—	7,765	6,910	8,362	3,059	(1,864)	39,277
External revenues	12,156	2,609	—	7,738	6,897	8,258	1,628	(9)	39,277
Intersegment revenues	261	19	—	27	13	104	1,431	(1,855)	—
Other operating income and expenses(1)	(9,040)	(1,709)	—	(5,341)	(3,772)	(6,644)	7,589	1,623	(17,294)
OIBDA	3,377	919	—	2,424	3,138	1,718	10,648	(241)	21,983
Depreciation and amortization	(2,153)	—	—	(2,394)	(1,918)	(1,873)	(356)	297	(8,397)
Operating income	1,224	919	—	30	1,220	(155)	10,292	56	13,586
Share of (loss) income of investments accounted for by the equity method	(2)	—	(103)	—	—	(6)	(16)	—	(127)
CapEx	1,815	933	—	1,284	2,069	978	206	(18)	7,267
Acquisitions of rights of use(2)	482	389	—	833	489	387	113	(254)	2,439
(1)Other operating income and expenses includes “Other income”, “Supplies”, “Personnel expenses” and “Other expenses”.
(2) Additionally, rights of use in the amount of 2,633 million euros were recorded in 2021 following the sale of the tower division of Telxius (see Note 9).

2020
Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Revenues	12,401	6,708	7,532	7,422	7,922	2,647	(1,556)	43,076
External revenues	12,118	6,666	7,500	7,406	7,786	1,610	(10)	43,076
Intersegment revenues	283	42	32	16	136	1,037	(1,546)	—
Other operating income and expenses(1)	(7,355)	(4,644)	(5,223)	(4,234)	(6,932)	(2,288)	1,098	(29,578)
OIBDA	5,046	2,064	2,309	3,188	990	359	(458)	13,498
Depreciation and amortization	(2,184)	(389)	(2,394)	(1,965)	(2,274)	(468)	315	(9,359)
Operating income	2,862	1,675	(85)	1,223	(1,284)	(109)	(143)	4,139
Share of income (loss) of investments accounted for by the equity method	(4)	—	—	—	—	6	—	2
CapEx	1,408	913	1,094	1,372	833	454	(213)	5,861
Acquisitions of rights of use	138	116	1,159	768	364	378	(909)	2,014
(1)Other operating income and expenses includes “Other income”, “Supplies”, “Personnel expenses” and “Other expenses”.
The table below shows the income, CapEx and acquisitions of rights of use of VMED O2 UK (VMO2) in 2022 and 2021 (see Note 2). VMO2 is a joint venture 50% owned by Telefónica and Liberty Global and is recorded under the equity method (see Note 10). The tables below show the information of the joint venture at 100% and the reconciliation with the Telefónica Group's share of income (loss) accounted for by the equity method.

VMO2
Millions of euros	January-December, 2022	June 1 to December 31, 2021
Revenues	12,155	7,223
Other operating income and expenses	(7,754)	(4,773)
OIBDA	4,401	2,450
Depreciation and amortization	(4,170)	(2,395)
Operating income	231	55
Share of income (loss) of investments accounted for by the equity method	1	—
Financial income	24	27
Financial expenses	(1,020)	(504)
Realised and unrealised gains on derivative instruments, net	2,567	489
Foreign currency transaction losses, net	(1,296)	(367)
Net financial expense	275	(355)
Result before taxation	507	(300)
Income tax	(15)	65
Result for the period (100% VMO2)	492	(235)
50% attributable to Telefónica Group	246	(117)
Share-based compensation	14	14
Other adjustments	32	—
Share of income (loss) of investments accounted for by the equity method	292	(103)
Capital expenditures (CapEx)	2,707	1,508
Acquisitions of rights of use	118	75

The following table presents main assets and liabilities by segment:

2022
Millions of euros	Telefónica Spain	VMO2	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Fixed assets	14,285	—	11,602	18,217	7,870	2,237	(9)	54,202
Rights of use	1,722	—	3,277	2,048	1,169	100	(37)	8,279
Investments accounted for by the equity method	252	10,779	—	—	146	410	—	11,587
Financial assets and other non-currents assets	875	—	992	984	1,578	6,082	(2,410)	8,101
Deferred tax assets	2,395	—	463	485	612	929	—	4,884
Other current financial assets	32	—	34	162	222	7,435	(5,441)	2,444
Non-current assets and disposal groups held for sale	—	—	—	—	—	7	—	7
Total allocated assets	27,917	10,779	19,142	24,875	15,951	26,288	(15,310)	109,642
Non-current financial liabilities	2,089	—	1,510	653	2,502	30,425	(2,120)	35,059
Non-current lease liabilities	1,317	—	2,663	1,531	1,115	45	(14)	6,657
Deferred tax liabilities	95	—	274	1,032	744	922	—	3,067
Current financial liabilities	1,840	—	128	350	4,120	8,449	(10,867)	4,020
Current lease liabilities	392	—	597	629	402	19	(19)	2,020
Liabilities associated with non-current assets and disposal groups held for sale	—	—	—	—	—	—	—	—
Total allocated liabilities	16,782	—	10,246	9,437	13,861	42,869	(15,261)	77,934

2021
Millions of euros	Telefónica Spain	VMO2	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Fixed assets	14,499	—	12,124	15,056	7,637	1,667	(14)	50,969
Rights of use	1,433	—	3,349	1,701	1,064	99	(67)	7,579
Investments accounted for by the equity method	263	12,129	—	—	128	253	—	12,773
Financial assets and other non-currents assets	549	—	883	888	1,001	7,428	(3,402)	7,347
Deferred tax assets	2,345	—	433	454	713	1,671	—	5,616
Other current financial assets	40	—	70	56	838	8,379	(5,548)	3,835
Non-current assets and disposal groups held for sale	—	—	—	—	102	256	—	358
Total allocated assets	24,971	12,129	19,953	21,461	15,628	29,544	(14,473)	109,213
Non-current financial liabilities	2,140	—	1,627	11	2,778	31,288	(2,554)	35,290
Non-current lease liabilities	1,082	—	2,781	1,317	1,192	55	(36)	6,391
Deferred tax liabilities	119	—	291	1,040	594	558	—	2,602
Current financial liabilities	1,019	—	89	199	4,620	9,669	(8,591)	7,005
Current lease liabilities	378	—	548	460	295	14	(16)	1,679
Liabilities associated with non-current assets and disposal groups held for sale	—	—	—	—	—	134	—	134
Total allocated liabilities	17,042	—	10,819	7,600	14,306	45,129	(14,367)	80,529

The detail of assets and liabilities of VMO2 is as follows (amounts corresponding to 100% of the company, see Note 10):

VMO2
Millions of euros	December 2022	December 2021
Fixed assets	42,576	46,258
Rights of use	862	1,058
Financial assets and other non-currents assets	2,763	1,348
Deferred tax assets	79	115
Other current financial assets	511	214
Total assets	50,062	52,333
Non-current financial liabilities	19,668	19,185
Non-current lease liabilities	725	885
Deferred tax liabilities	1	9
Current financial liabilities	3,248	2,841
Current lease liabilities	221	219
Total liabilities	28,626	28,198

The composition of segment revenues is as follows:

Millions of euros	2022				2021				2020
Country by segments	Fixed	Mobile	Others and elims.	Total	Fixed	Mobile	Others and elims.	Total	Fixed	Mobile	Others and elims.	Total
Spain (*)				12,497				12,417				12,401
United Kingdom	—	—	—	—	96	2,532	—	2,628	232	6,476	—	6,708
Germany	806	7,394	24	8,224	814	6,942	9	7,765	785	6,730	17	7,532
Brazil	2,764	6,106	—	8,870	2,300	4,610	—	6,910	2,531	4,891	—	7,422
Hispam	3,138	6,003	—	9,141	2,907	5,444	11	8,362	2,836	5,070	16	7,922
Other and inter-segment eliminations			1,261	1,261			1,195	1,195			1,091	1,091
Total Group				39,993				39,277				43,076
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

Millions of euros
Telefónica Spain	2022	2021	2020
Retailers	9,662	9,699	9,906
Wholesalers, mobile handsets sales and others	2,835	2,718	2,495
Total	12,497	12,417	12,401

Note 5. Business combinations

2022
Acquisition of mobile assets of Oi Group

On April 20, 2022, the closing of the transaction related to the Purchase Agreement for Acquisition of UPI Mobile Assets of Oi Group took place, and Telefónica Brasil acquired, on such date, all the shares of the company Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. (Garliava), to which the mobile assets of Oi Group assigned to Telefónica Brasil had been contributed, under the segregation plan stated in the Oi Agreement (see Note 29).

The mobile assets of Oi Group finally assigned to Telefónica Brasil were the following:
•Customers: approximately 12.5 million (equivalent to 30% of the total customer base of the mobile assets of Oi Group) – according to ANATEL’s February 2022 data;

•Spectrum: 43 MHz as national population-weighted average (46% of the radiofrequency of the mobile assets of Oi Group); and

•Infrastructure: contracts for the use of approximately 2.7 thousand sites of mobile access (corresponding to 19% of the sites of the mobile assets of Oi Group).
This transaction brings benefits to the Brazilian telecommunications sector, expanding the capacity to make investments and create technological innovations in a sustainable and rational manner, contributing to the digitalization of the country through the construction and expansion of networks in cutting-edge technologies, such as 5G and fiber, which translates into services with better coverage and quality to users. In addition, the transaction has the potential to generate synergies for the Company, through the optimization of operating costs and efficient allocation of investments due to the integration of the incorporated assets.

On the date of approval of these consolidated financial statements, the Company has already concluded the report for the allocation of the purchase price. The following table presents the consideration, the fair value of the identifiable assets and the liabilities assumed at the acquisition date and the goodwill:

Millions of euros
Consideration	1,093
Intangible assets	539
Licenses	520
Customer relationships	19
Property, plant and equipment	29
Rights of use	105
Deferred tax assets	44
Trade receivables	74
Other assets	30
Cash and cash equivalents	13
Lease liabilities	(117)
Trade payables	(24)
Provisions	(221)
Other liabilities	(55)
Fair value of net assets	417
Goodwill (Note 7)	676

The fair value of the licenses has been determined using the discounted cash flow method of the Income Approach, which considers the earning capacity of the asset. The amortization period of the licenses ranges from 5 to 15 years (average period of 10.08 years).
The fair value of trade receivables amounts to 74 million euros, which does not differ from the book value consisting of a gross amount of 81 million euros, net of estimated impairment losses of 7 million euros.
At the acquisition date, contingent liabilities have been recognized at fair value in the amount of 90 million euros.
The contribution of Garliava since its inclusion in the scope of consolidation and until December 31, 2022 was 206 million euros in revenues and 1 million euros in profit for the period. The information is only available since the mobile assets of Oi assigned to Telefónica Brasil were contributed to Garliava. Consequently, it is not practicable to calculate these impacts as if the transaction had taken place on January 1, 2022.
On September 17, 2022, Telefónica Brasil, together with Claro S.A. and TIM S.A. ("Buyers"), notified Oi, pursuant to the Agreement, about (i) the determination of the post-closing price adjustment in benefit of the Buyers; and (ii) the losses known to date (as defined in the Agreement) in relation to which the Buyers have indemnification rights against the Seller in the total amount of 353 million Brazilian reais, of which 64 million Brazilian reais (approximately 12 million euros) are attributable to Telefónica Brasil. The post-closing adjustment notice presents values and calculations determined with the support of a specialized company, based on the best analysis of the information received and understanding of the Agreement, totaling the maximum amount of 3,187 million Brazilian reais for the price adjustment on behalf of the Buyers. From the price adjustment amount calculated, the amount attributable to Telefónica Brasil is equivalent to up to 1,075 million Brazilian reais (approximately 204 million euros), part of which (488 million Brazilian reais, approximately 93 million euros) is guaranteed by the retention of 10% on the amount paid for the acquisition (see Note 2). On October 3, 2022, Telefónica Brasil, together with Claro S.A. and TIM S.A., started the arbitration procedure against the Seller (see Note 29.c).
The Buyers made a judicial deposit of the amount withheld from the updated purchase price (see Note 15), until the dispute arising from the price adjustment is resolved by arbitration, corresponding to Telefónica Brazil an amount of 522 million reais at December 31, 2022 (approximately 94 million euros).
Acquisition of Incremental
On March 21, 2022, Telefónica Telefónica Tech UK & Ireland, Ltd completed the acquisition of 100% of the shares of the British group Perpetual TopCo, Limited and affiliates (Incremental), one of Microsoft's fastest-growing business partners in the UK, for a 104 million euros consideration (including potential contingent payments linked to its future performance). In addition, at the closing of the transaction a payment was made in the amount of 91 million euros to cancel payment obligations of the acquired companies.

With this acquisition, the Group significantly increased its scale and competencies in Microsoft technologies.

At the date of preparation of these consolidated financial statements, the purchase price allocation is provisional. The following table presents the consideration, the fair value of assets and liabilities identified at the acquisition date and the preliminary goodwill:

Millions of euros
Share purchase price	104
Payment obligations cancelled	91
Total	195
Intangible assets	24
Customer relationships	23
Other intangible assets	1
Property, plant and equipment	1
Rights of use	1
Accounts receivable	11
Other assets	1
Cash and cash equivalents	9
Lease liabilities	(2)
Accounts payable	(3)
Deferred tax liabilities	(6)
Other liabilities	(11)
Fair value of net assets	25
Preliminary goodwill (Note 7)	170

The contribution of Incremental to the profit for the year, after the impact of the amortization of the assets identified in the purchase price allocation, has been a 1 million euro profit.

Acquisition of BE-terna
On June 9, 2022, Telefónica Cybersecurity & Cloud Tech, S.L.U. completed the acquisition of 100% of the shares of the German group BE-terna Acceleration Holding GmbH and affiliates ("BE-terna Group"), for a 191 million euros consideration (including potential contingent payments linked to its future performance). In addition, at the closing of the transaction a payment was made in the amount of 162 million euros to cancel payment obligations of the acquired companies.

BE-terna Group has a highly qualified team of more than 1,000 employees in 28 locations in Germany, Austria, Switzerland, the Adriatic region and the Nordic countries, among other markets. With this acquisition, the Group significantly enriches its geographic scale and its professional and managed services capabilities across Europe.

At the date of preparation of these consolidated financial statements, the purchase price allocation is provisional. The following table presents the consideration, the fair value of assets and liabilities identified at the acquisition date and the preliminary goodwill:

Millions of euros
Share purchase price	191
Payment obligations cancelled	162
Total	353
Intangible assets	77
Customer relationships	57
Other intangible assets	20
Property, plant and equipment	6
Right of use	5
Accounts receivable	19
Other assets	12
Cash and cash equivalents	17
Lease liabilities	(5)
Trade payables	(9)
Deferred tax liabilities	(21)
Current tax payables	(6)
Other liabilities	(21)
Fair value of net assets	74
Preliminary goodwill (Note 7)	279
The contribution of BE-terna Group to the profit for the year, after the impact of the amortization of the assets identified in the purchase price allocation, has been a 3 million euros loss.
2021
Acquisition of Cancom
On July 29, 2021, Telefónica Cybersecurity & Cloud Tech, S.L.U. reached an agreement with Cancom Group for the acquisition of 100% of the shares of the British company Cancom Ltd.
Cancom Ltd (currently called Telefónica Tech UK & Ireland Ltd.) is a company that provides end-to-end advanced cloud and cybersecurity services in the United Kingdom and Ireland.
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
The contribution of Cancom Ltd to the profit for the year 2021, after the impact of the amortization of the assets identified in the purchase price allocation, was a 4 million euros loss.

Note 6. Intangible assets
The composition of and movements in net intangible assets in 2022 and 2021 are as follows:

2022
Millions of euros	Balance at 12/31/2021	Additions	Amortization	Disposals	Impairments	Transfers and others	Translation differences and hyperinflation adjustments	Business combi-nations	Balance at 12/31/2022
Service concession arrangements and licenses	7,328	173	(844)	—	(19)	—	392	520	7,550
Software	2,494	495	(1,337)	—	(2)	1,011	119	20	2,800
Customer base	971	—	(356)	—	—	1	—	105	721
Trademarks	276	—	(34)	—	—	1	18	2	263
Other intangible assets	42	22	(28)	(4)	(2)	9	—	—	39
Intangible assets in process	614	840	—	—	(8)	(818)	16	—	644
Total intangible assets	11,725	1,530	(2,599)	(4)	(31)	204	545	647	12,017

2021
Millions of euros	Balance at 12/31/2020	Additions(1)	Amortization	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Business combinations	Balance at 12/31/2021
Service concession arrangements and licenses	6,573	1,188	(725)	(3)	197	98	—	7,328
Software	2,380	513	(1,226)	(8)	828	6	1	2,494
Customer base	1,238	—	(376)	—	—	2	107	971
Trademarks	512	2	(39)	(210)	—	11	—	276
Other intangible assets	51	17	(22)	—	(3)	(1)	—	42
Intangible assets in process	734	690	—	(8)	(807)	5	—	614
Total intangible assets	11,488	2,410	(2,388)	(229)	215	121	108	11,725
(1) Total additions of intangible assets in 2021 amounted to 2,981 million euros, including the additions corresponding to companies held for sale and sold companies during the annual reporting period (see Note 2).
Additions of spectrum in 2022 amounted to 173 million euros (1,704 million euros in 2021, including the additions corresponding to "Non-current assets and disposal groups held for sale").
In 2022 15 MHz of spectrum in the 1900 MHz band was renewed in Colombia for an amount of 125 million euros. The amount pending payment is detailed in Notes 21 and 22. In 2021, the acquisition of spectrum for 5G in Chile for 131 million euros was recorded.
In 2022 Telefónica Brazil renewed spectrum in the 850 MHz band for an amount of 35 million euros. The amount pending payment is detailed in Notes 21 and 22.
In 2021 Telefónica Spain acquired one block of 10 MHz in the 3.4 GHz band and 20 MHz of spectrum in the 700MHz band for an amount of 352 million euros.
On December 3, 2021, ANATEL signed the terms of authorization for the use of the blocks of radio frequencies assigned to Telefónica Brazil. Pursuant to the terms, in addition to the amounts related to radio frequencies to be paid to ANATEL, the Company is making contributions to the Entidade Administradora de Faixa ("EAF" / Band Management Entity) and to the Entidade Administradora da Conectividade de Escolas ("EACE" / School Connectivity Management Entity). The estimated total cost, registered as addition in "service concession arrangements and licenses" in 2021, amounted to 4,459 million Brazilian real (700 million euros at the 2021 average exchange rate), of which 929 million Brazilian real from radio frequency licenses correspond to ANATEL (146 million euros at the 2021 average exchange rate), 2,104 million Brazilian real to "EAF" (330 million euros at the 2021 average exchange rate) and 1,426 million Brazilian real to "EACE" (224 million euros at the 2021 average exchange rate).
As a requirement for obtaining these authorizations, the Company, as well as the other successful telecommunication service bidder providers, assumed a series of commitments. For the 2.3 GHz and 3.5 GHz spectrum band obligations for coverage commitments and fiber optic backbone network deployment in locations with little or no connectivity infrastructure. In addition, the successful bidders for the 3.5 GHz band must fund all activities related to the migration of satellite TV services from the C band to the Ku band, for the construction of six high-capacity info-ways by laying sub fluvial cables for the Integrated and Sustainable Amazon Program ("PAIS") and the implementation of private (fixed and mobile) communication networks reserved for the Federal Public Administration. "EAF" will be responsible for the execution of these activities. The successful bidders for the 26 GHz spectrum bands will be required to fund "EACE's" activities for broadband connectivity projects for public schools to be selected across the country.
In March 2021 Telefónica United Kingdom acquired 40 MHZ of spectrum in the 3.6 GHz band and 20 MHz in the 700 MHz FDD band, amounting to 515 million euros. The acquisition was accounted under "Non-current assets and disposal groups held for sale" in the statement of financial position (see Note 2).
"Impairments" in 2022 includes an impairment loss related to licenses and sofware of Telefónica Argentina, amounting to 21 million euros.
"Business combinations” in 2022 corresponds mainly to the acquisition of the intangible assets of Oi, the Incremental Group and the BE-terna Group amounting to 539, 24 and 77 million euros (see Note 5), respectively.
“Business combinations” in 2021 corresponded to the inclusion of Cancom Ltd in the consolidation perimeter (see Note 5).
"Transfers and others" in 2021 included the reclassification of the intangible assets of Telefónica de El Salvador amounting to 38 million euros to "Non-current assets and disposal groups held for sale" of the statement of financial position (see Note 30).
Appendix VI contains the details of the main concessions and licenses which the Group operates.
The effect of the translation into euros of the intangible assets of the Group's companies in Argentina and Venezuela, together with the effect of the hyperinflation adjustments (see Note 3.a), is shown in the column "Translation differences and hyperinflation adjustments".
The gross cost, accumulated amortization and impairment losses of intangible assets at December 31, 2022 and 2021 are as follows:

Balance at December 31, 2022
Millions of euros	Gross cost	Accumulated amortization	Impairment losses	Intangible assets
Service concession arrangements and licenses	15,837	(8,123)	(164)	7,550
Software	17,158	(14,344)	(14)	2,800
Customer base	5,089	(4,368)	—	721
Trademarks	944	(681)	—	263
Other intangible assets	870	(829)	(2)	39
Intangible assets in process	652	—	(8)	644
Total intangible assets	40,550	(28,345)	(188)	12,017

Balance at December 31, 2021
Millions of euros	Gross cost	Accumulated amortization	Impairment losses	Intangible assets
Service concession arrangements and licenses	14,456	(7,007)	(121)	7,328
Software	15,442	(12,938)	(10)	2,494
Customer base	4,888	(3,917)	—	971
Trademarks	901	(625)	—	276
Other intangible assets	910	(868)	—	42
Intangible assets in process	614	—	—	614
Total intangible assets	37,211	(25,355)	(131)	11,725

Note 7. Goodwill

Movement in goodwill

The movement in goodwill assigned to each Group segment was as follows:

2022
Millions of euros	Balance at 12/31/2021	Additions	Disposals	Write-offs	Transfers	Exchange rate impact	Balance at 12/31/2022
Telefónica Spain	4,291	—	—	—	—	—	4,291
Telefónica Brazil	6,278	695	—	—	—	779	7,752
Telefónica Germany	4,386	—	—	—	—	—	4,386
Telefónica Hispam	1,166	—	—	—	—	49	1,215
Others	398	457	—	—	(5)	(23)	827
Total	16,519	1,152	—	—	(5)	805	18,471

2021
Millions of euros	Balance at 12/31/2020	Additions	Disposals	Write-offs	Transfers	Exchange rate impact	Balance at 12/31/2021
Telefónica Spain	4,299	—	(8)	—	—	—	4,291
Telefónica Brazil	6,258	—	(36)	—	—	56	6,278
Telefónica Germany	4,558	—	(172)	—	—	—	4,386
Telefónica Hispam	1,778	—	(137)	(393)	(13)	(69)	1,166
Others	151	297	—	(23)	(37)	10	398
Total	17,044	297	(353)	(416)	(50)	(3)	16,519

Additions of Telefónica Brazil in 2022 mainly correspond to the goodwill from the acquisition of the assets of the mobile business of Oi Group (see notes 2 and 5).
Additions in 2022 also include the preliminary goodwill from the acquisitions of Incremental and BE-terna, amounting to 170 million euros and 279 million euros, respectively (see Note 5).
Additions in 2021 included the goodwill related to the acquisition of Cancom amounting to 284 million euros (see Note 5).
In 2021 an impairment loss was recognized on the goodwill allocated to Telefónica del Perú, amounting to 393 million euros, with a balancing entry in “Other expenses” (see Note 26).
In August 2021 the closing of the second phase of the agreement of the contract dated June 8, 2020 between Telefónica Germany and Telxius was carried out and the sites corresponding to this phase were sold to ATC (see Note 2). The goodwill assigned amounting to 172 million euros was derecognized.
Disposals of Telefónica Hispam in 2021 included 137 million euros following the agreement for the sale of 60% of the shares of InfraCo, SpA by Telefónica Chile (see Note 2).
The amount of Disposals of Telefónica Brazil in 2021 corresponded to the goodwill derecognized following the agreement with Caisse de dépôt et placement du Québec or the construction, deployment and commercialization of a fiber-to-the-home (FTTH) network in Brazil, that was closed in July 2021 (see Note 10).
Cash-generating units
In order to test for impairment, goodwill was allocated to the different cash-generating units (CGUs), which are grouped into the following reportable operating segments:

Millions of euros	12/31/2022	12/31/2021
Telefónica Spain	4,291	4,291
Telefónica Brazil	7,752	6,278
Telefónica Germany	4,386	4,386
Telefónica Hispam	1,215	1,166
Colombia	135	154
Ecuador	137	129
Chile	652	622
Peru	265	239
Uruguay	23	20
Others T. Hispam	3	2
Other companies	827	398
Telefónica Tech UK & Ireland	429	288
BE-terna	279	—
Others	119	110
TOTAL	18,471	16,519

Goodwill is tested for impairment at the end of the year using the business plans of the cash-generating units to which the goodwill is assigned, approved by the Board of Directors of Telefónica.
The business plan covers a three-year period, including the closing year. In order to complete the five years of cash flows after the closing year, an additional normalization period is added to the business plans on the operating ratios until the terminal parameters are reached. The consensus' forecasts are used as a reference. For specific cases, extended business plans are used to cover the five-year period of cash flows, when the normalization period does not properly reflect the expected evolution of the business.
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

In Europe, the long-term OIBDA margins two-years estimates of Telefónica Group's analysts are within a range of 34% to 39% for Spain and 30% to 33% for Germany.
Regarding the long-term ratio of CapEx over revenues, the valuations performed for the impairment tests for Spain and Germany consider the opinions of Telefónica Group’s analysts with regard to investment needs (around 12% for Spain and around 14% for Germany).
As for the long-term OIBDA margin two-years estimates of Telefónica Group's analysts for the operator in Brazil, it is in a range within 41% to 46%. Regarding investments, the operator will invest a percentage over the horizon of the projected plan that is in line with the investment needs foreseen for the development of its business, which on average is around 16%.
Discount rate
The discount rate, applied to discount cash flows, is the weighted average cost of capital (WACC), determined by the weighted average cost of equity and cost of debt according to the finance structure determined for each CGU.
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
The most significant components of WACC are summarized as follows:
•Risk-Free Rate: defined as the interest rate offered by long-term sovereign bonds. The rate is determined using current market data and equilibrium level estimates (according to standard econometric models, supported by modeling of neutral rates prepared by the central banks themselves) in which the interest rates should be located, thus adjusting the yields, influenced by central banks interventions.
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
The main underlying data used in these calculations are obtained from independent and renowned external information sources.
The discount rates applied to the cash flow projections in 2022 and 2021 for the main CGUs are as follows:

	2022		2021
Discount rate in local currency	Before tax	After-tax	Before tax	After-tax
Spain	9.0%	6.9%	8.5%	6.5%
Brazil	16.4%	12.6%	15.2%	12.0%
Germany	8.0%	5.7%	7.2%	5.2%
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
The perpetuity growth rates applied to the cash flow projections in 2022 and 2021 for the main CGUs are as follows:

Perpetuity growth rate in local currency	2022	2021
Spain	0.8%	0.8%
Brazil	4.5%	4.5%
Germany	1.0%	1.1%
The perpetuity growth rates for 2022 remained stable comparing to 2021. In Brazil, the perpetuity growth rate is within the range of the estimations of the analysts, it is consistent with the Brazilian Central Bank’s medium-term inflation target (in a range between 1.5% and 4.5%) and it is below the nominal GDP growth rate of around 5.5%, according to market expectations.
Sensitivity to changes in assumptions
The Group performs a sensitivity analysis of the impairment test by considering reasonable changes in the main assumptions used in the test. For the main CGU, the following maximum increases or decreases were assumed, expressed in percentage points:

Changes in key assumptions, In percentage points	Spain	Germany	Brazil
Financial variables
Discount rate	+/-0.5	+/-0.5	+/-1
Perpetuity growth rates	+/-0.25	+/-0.25	+/-0.5
Long-term operating variables
OIBDA Margin	+/-1.5	+/-1.5	+/-2
Ratio of CapEx/Revenues	+/-0.75	+/-0.75	+/-1
The sensitivity analysis revealed a gap between the recoverable value and carrying amount for the main CGUs at December 31, 2022.
As indicated above, in 2021 an impairment loss of 393 million euros was recognized on the goodwill allocated to Telefónica del Perú. The Group has performed the annual impairment test at the end of 2022. As a result of the analysis performed, no additional impairment has been recognized. Regarding the sensitivity of the calculation of the value in use of Telefónica del Perú to reasonable variations in the key assumptions used, an increase of 100 basis points, in the WACC of 10.4%, would result in an impairment of goodwill in the amount of 160 million euros, while a decrease of 25 basis points in the perpetuity growth rate of 2.4% would have a negative impact of 11 million euros. In turn, a decrease in the OIBDA margin by approximately 1 percentage point would result in an impairment of goodwill of 95 million euros, and an increase in the investment ratio by 0.5 percentage points would have a negative impact on the carrying amount of goodwill of approximately 60 million euros.
In Ecuador, the uncertainty of the political situation has raised the country risk indicator, with its consequent impact on financial costs and the discount rate used to estimate the recoverable value of the investment. Therefore, in the sensitivity of the calculation of the value in use of Telefónica Ecuador to reasonable variations in the key assumptions, an increase of around 150 basis points in the WACC, which is around 16%, would result in an impairment of goodwill of approximately 30 million euros, while a decrease of around 25 basis points in the perpetual growth rate of 2% would have no negative impact on the carrying value of goodwill. On the operating assumptions side, a 1.75 percentage point decrease in the OIBDA margin would result in an impairment of goodwill of approximately 12 million euros, and a 0.9 percentage points increase in the investment ratio would result in a negative impact on the carrying amount of goodwill of approximately 3 million euros.
In Chile, the economy growth slowed down in 2022 due to various factors that had a negative impact on family income. These include the withdrawal of fiscal measures, a slowing labor market and high inflation that was above 10% throughout the year, and which forced the Central Bank of Chile to raise interest rates. On the other hand, the constitutional reform process, later revoked and reactivated, has added uncertainty, harming the country's short-

and medium-term growth expectations. In this context, the sharp rise in interest rates has increased the discount rate to 9.4%. Therefore, in the sensitivity of the calculation of the value in use of Telefónica de Chile to reasonable variations in the key assumptions, an increase of around 50 points basis points in the WACC would result in an impairment of goodwill of 60 million euros, while a decrease of around 25 basis points in the perpetuity growth rate (2.8%) would not have a negative impact on the carrying amount. On the business side, a 1.25 percentage point decrease in the OIBDA margin would result in an impairment of goodwill of 116 million euros and an increase of 0.63 percentage points in the investment ratio would have a negative impact of approximately 60 million euros on the carrying amount of goodwill.

Note 8. Property, plant and equipment
The composition and movements in 2022 and 2021 of the items comprising net "Property, plant and equipment" were as follows:

2022
Millions of euros	Balance at 12/31/2021	Additions	Depreciation	Disposals	Impairments	Transfers and others	Translation differences and hyperinflation adjustments	Business combina-tions	Balance at 12/31/2022
Land and buildings	2,660	25	(216)	(22)	(12)	104	97	5	2,641
Plant and machinery	17,752	1,323	(3,707)	(28)	(43)	1,908	933	27	18,165
Furniture, tools and other items	552	74	(210)	(1)	(1)	132	26	4	576
PP&E in progress	1,761	2,867	—	(12)	(3)	(2,353)	71	1	2,332
Total PP&E	22,725	4,289	(4,133)	(63)	(59)	(209)	1,127	37	23,714

2021
Millions of euros	Balance at 12/31/2020	Additions(1)	Depre-ciation	Disposals	Impair-ments	Transfers and others	Translation differences and hyperinflation adjustments	Business combi-nations	Business sale	Balance at 12/31/2021
Land and buildings	2,829	22	(241)	(37)	(2)	141	31	2	(85)	2,660
Plant and machinery	18,676	1,249	(3,893)	(11)	—	1,780	236	12	(297)	17,752
Furniture, tools and other items	623	90	(226)	—	—	56	8	1	—	552
PP&E in progress	1,641	2,519	—	(18)	(3)	(2,393)	16	—	(1)	1,761
Total PP&E	23,769	3,880	(4,360)	(66)	(5)	(416)	291	15	(383)	22,725
(1) Total additions of property, plant and equipment in 2021 amounted to 4,286 million euros, including the additions corresponding to companies held for sale and sold companies during the annual reporting period (see Note 2).

Telefónica Spain's investments in property plant and equipment in 2022 and 2021 amounted to 1,288 and 1,155 million euros, respectively. The rapid rollout of fiber continues, with more than 28 million premises passed in Telefónica Spain by the end of 2022, as well as the development of the 5G network reaching, 85% population coverage by the end of the year.

Telefónica Germany's investments in property, plant and equipment in 2022 and 2021 amounted to 854 and 913 million euros, respectively. The strong progress in 5G rollout and network modernization continues. 5G population coverage stood at approximately 80% at the end of 2022.

Telefónica Brazil's investments in property, plant and equipment in 2022 and 2021 amounted to 1,277 and 1,049 million euros, respectively. The investments were mainly dedicated to the expansion of the coverage and capacity of the 4G mobile networks, with a coverage of 96% of the population, and to the improvement of the quality of the network and the expansion of the FTTH network in the fixed business, with more than 23.3 million premises passed.

Telefónica Hispam's investments in property, plant and equipment in 2022 and 2021 amounted to 732 and 680 million euros, respectively. Investments continued to focus on the improvement of the mobile networks (with the expansion of the coverage and capacity reinforcement), as well as on the deployment of its own fixed network. Efficient management of available resources and optimization of CapEx are the main management levers in the region, with a focus on simplification, digitalization of processes and the search for synergies through the promotion of regional initiatives.

Telefónica United Kingdom's investments in property, plant and equipment in 2021, up to the completion of the transaction (see Note 2), amounted to 366 million euros.
"Impairments" in 2022 includes an impairment loss related to assets of Telefónica Argentina, amounting to 56 million euros.

"Business combinations" in 2022 mainly correspond to the acquisition of property, plant and equipment of Oi, the Incremental Group and the BE-terna Group amounting to 29, 1 and 6 million euros (see Note 5), respectively.
"Business combinations" in 2021 mainly corresponded to the inclusion of Cancom Ltd in the consolidation perimeter (see Note 5) amounted to 15 million euros.
In 2022, there was an increase in the depreciation of property, plant and equipment amounting to 8 million euros (47 million euros in 2021) due to the reduction in the useful lives of certain assets of Telefónica México as a result of the transformation of the operating model announced in November 2019.
"Transfers and others" in 2021 included the reclassifications of property, plant and equipment of Telefónica El Salvador and fiber optic assets of Telefónica Colombia amounted to 70 and 53 million euros respectively, to "Non-current assets and disposal groups held for sale" of the statement of financial position (see Note 30).
“Business sale” in 2021 mainly corresponded to the sales of InfraCo, SpA and the second phase of the sale of towers by Telefonica Germany (see Note 2) amounted to 158 and 126 million euros, respectively, and the assets associated to Fibrasil following the Caisse de dépôt et placement du Québec (CDPQ) agreement and the sale of two data centers in Spain after the agreement with Nabiax (see Note 10) for a total amount of 36 and 63 million euros, respectively.
The effect of translating into euros of property, plant and equipment of the Group's companies in Argentina and Venezuela, together with the effect of the hyperinflation adjustments (see Note 3.a), is shown in the column "Translation differences and hyperinflation adjustments".
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
The gross cost, accumulated depreciation and impairment losses of property, plant and equipment at December 31, 2022 and 2021 were as follows:

Balance at December 31, 2022
Millions of euros	Gross cost	Accumulated depreciation	Impairment losses	PP&E
Land and buildings	9,097	(6,375)	(81)	2,641
Plant and machinery	91,319	(72,742)	(412)	18,165
Furniture, tools and other items	5,157	(4,566)	(15)	576
PP&E in progress	2,343	—	(11)	2,332
Total PP&E	107,916	(83,683)	(519)	23,714

Balance at December 31, 2021
Millions of euros	Gross cost	Accumulated depreciation	Impairment losses	PP&E
Land and buildings	8,624	(5,905)	(59)	2,660
Plant and machinery	86,779	(68,713)	(314)	17,752
Furniture, tools and other items	4,697	(4,133)	(12)	552
PP&E in progress	1,774	—	(13)	1,761
Total PP&E	101,874	(78,751)	(398)	22,725

Note 9. Rights of use

The movement of rights of use in 2022 and 2021 is as follows:

2022
Millions of euros	Balance at 12/31/2021	Additions	Amortization	Disposals	Business combinations	Transfers and others	Translation differences and hyperinflation	Balance at 12/31/2022
Rights of use on land and natural properties	793	367	(279)	(7)	—	(15)	26	885
Rights of use on buildings	3,561	1,402	(1,139)	(29)	110	(11)	236	4,130
Rights of use on plant and machinery	3,024	596	(574)	(19)	—	(5)	15	3,037
Other rights of use	201	83	(72)	(2)	1	11	5	227
Total of rights of use	7,579	2,448	(2,064)	(57)	111	(20)	282	8,279

2021
Millions of euros	Balance at 12/31/2020	Additions (1)	Sale of the towers division of Telxius	Amorti-zation	Disposals	Business combina-tions	Transfers and others	Translation differences and hyperinflation	Balance at 12/31/2021
Rights of use on land and natural properties	762	316	(85)	(191)	(15)	—	(11)	17	793
Rights of use on buildings	2,819	776	1,096	(1,012)	(94)	4	(40)	12	3,561
Rights of use on plant and machinery	1,238	796	1,478	(382)	(109)	—	1	2	3,024
Other rights of use	163	91	11	(64)	(3)	4	2	(3)	201
Total of rights of use	4,982	1,979	2,500	(1,649)	(221)	8	(48)	28	7,579
(1) Total additions of rights of use in 2021 amounted to 2,439 million euros, including the additions corresponding to companies held for sale and sold companies during the annual reporting period. Additions of rights of use are detailed in Note 4.

"Business combinations" in 2022 corresponds to the acquisition of rights of use of Oi, the Incremental Group and the BE-terna Group (see Note 5) amounting to 105, 1 and 5 million euros, respectively.
"Business combinations" in 2021 corresponded to the inclusion of Cancom Ltd in the consolidation perimeter (see Note 5) amounted to 8 million euros.
The effect of the translation into euros of rights of use of the Group's companies in Argentina and Venezuela, together with the effect of the hyperinflation adjustments (see Note 3.a) is shown in the column "Translation differences and hyperinflation adjustments".

In 2022, there was an increase in amortization of rights of use amounting to 17 million euros (40 million euros in 2021) due to the reduction in the useful lives of certain rights of use of Telefónica México as a result of the transformation of the operating model announced in November 2019.

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
"Transfers and others" in 2021 included the transfer to "Non-current assets and disposal groups held for sale" of the rights of use of Telefónica El Salvador amounted to 36 million euros (see Note 30).

The gross cost and accumulated depreciation of the rights of use at December 31, 2022 and 2021 are as follows:

Balance at December 31, 2022
Millions of euros	Gross cost	Accumulated depreciation	Rights of use
Rights of use on land and natural properties	1,923	(1,038)	885
Rights of use on buildings	8,053	(3,923)	4,130
Rights of use on plant and machinery	4,560	(1,523)	3,037
Other rights of use	469	(242)	227
Total of rights of use	15,005	(6,726)	8,279

Balance at December 31, 2021
Millions of euros	Gross cost	Accumulated depreciation	Rights of use
Rights of use on land and natural properties	1,491	(698)	793
Rights of use on buildings	6,214	(2,653)	3,561
Rights of use on plant and machinery	4,003	(979)	3,024
Other rights of use	404	(203)	201
Total of rights of use	12,112	(4,533)	7,579
The detail of expenses related to leases included in Supplies and Other expenses (see Note 3.g) of the consolidated income statement for 2022 and 2021 are as follows:

Millions of euros	2022	2021
Short-term leases included in operating results as supplies	22	23
Variable lease payments not included in the measurement of lease liabilities	17	18
Total expenses as supplies	39	41
Short-term leases included in external services	52	39
Leases of low-value assets included in external services	8	9
Variable lease payments not included in the measurement of lease liabilities	26	32
Total expenses as external services (Note 26)	86	80
Total lease expenses	125	121

Note 10. Associates and joint ventures

The detail of investments accounted for by the equity method and the share of income/(loss) of these investments is the following:

	% Holding	Investments accounted for by the equity method		Share of income (loss) of investments accounted for by the equity method
Millions of euros		31/12/2022	31/12/2021	2022	2021	2020
VMED O2 UK Ltd	50%	10,779	12,129	292	(103)	—
Movistar Prosegur Alarmas	50%	252	263	(12)	(2)	(4)
FiBrasil Infraestructura e Fibra Ótica, S.A.	50%	79	68	(8)	(3)	—
Unsere Grüne Glasfaser	50%	108	53	(64)	(25)	(1)
Opal Jvco Limited (nexfibre)	25%	55	—	26	—	—
Others		2	9	(4)	1	2
Joint ventures		11,275	12,522	230	(132)	(3)
Daytona Midco, S.L. (Nabiax)	20.00%	120	81	(1)	—	—
Adquira España, S.A.	44.44%	4	4	—	—	—
HoldCo Infraco SpA. (Onnet Fibra Chile)	40%	79	76	—	(1)	—
Alamo HoldCo S.L. (Onnet Fibra Colombia)	40%	12	—	(15)	—	—
Internet para todos S.A.C	54.67%	55	52	(3)	(5)	—
Telefónica Factoring España, S.A.	50%	7	7	4	3	3
Telefónica Factoring do Brasil, Ltda.	50%	3	3	3	3	2
Telefónica Factoring Peru, S.A.C.	50%	2	3	1	1	1
Telefónica Factoring Colombia, S.A.	50%	1	2	1	1	1
Telefónica Factoring México,S.A. de C.V.	50%	1	1	—	—	—
Telefónica Factoring Chile, SpA.	50%	1	1	—	—	—
Telefónica Factoring Ecuador, S.A.	50%	—	—	—	—	—
Telefónica Consumer Finance, Establecimiento Financiero de Crédito, S.A.	50%	19	19	2	2	(1)
Movistar Consumer Finance Colombia SAS	50%	2	1	(3)	(1)	—
Others		6	1	(2)	2	(1)
Associates		312	251	(13)	5	5
Total		11,587	12,773	217	(127)	2

The detail of the movement in investments accounted for by the equity method in 2022 and 2021 is as follows:

Investments accounted for by the equity method	Millions of euros
Balance at 12/31/2020	427
Additions	12,329
Disposals	(5)
Translation differences and other comprehensive income (loss)	350
(Loss) income	(127)
Dividends	(198)
Transfers and others	(3)
Balance at 12/31/2021	12,773
Additions	181
Disposals	(12)
Translation differences and other comprehensive income (loss)	(646)
Income (loss)	217
Dividends	(920)
Transfers and others	(6)
Balance at 12/31/2022	11,587
On January 11, 2022, once the corresponding authorizations from the regulatory authorities were obtained and after the fulfilment of certain agreed conditions, the transaction between Colombia Telecomunicaciones S.A. ESP BIC (Telefónica Colombia) and a Colombian company controlled by Kohlberg Kravis Roberts - KKR (Onnet Fibra Colombia S.A.S) for the sale and purchase of certain fiber assets owned by Telefónica Colombia and for the provision of wholesale connectivity services by Onnet Fibra Colombia S.A.S to Telefónica Colombia, the development of activities of deployment of fiber network, and other associated services, was completed. Telefónica Colombia received, as consideration, 187 million U.S. dollars (approximately 165 million euros at the exchange rate at such date) and 40% of the shares of a Spanish company controlled by KKR, Alamo HoldCo S.L., the sole shareholder of Onnet Fibra Colombia S.A.S. (see Note 30). The gain included in "Other income" in the consolidated income statement for the year 2022 amounted to 162 million euros (see Note 26). Additions for the year 2022 include the fair value assigned to the 40% of the investment in Alamo HoldCo, S.L. amounting to 28 million euros.
On May 24, 2022, Telefónica Infra, S.L. achieved a 20% stake in Daytona Midco S.L. as a result of the agreement reached on May 7, 2021 with Asterion Industrial Partners ("Asterion") for the contribution to Nabiax (a subsidiary of Asterion) of four data centers owned by the Telefónica Group (see Note 29.c). Additions for the year 2022 regarding this transaction amounted to 41 million euros.
Additions for the year 2022 also includes the capital increase of 50 million euros at Unsere Grüne Glasfaser (27 million euros in 2021, see Note 28).
On July 29, 2022, Telefónica, Liberty Global and InfraVia (see Note 29.c.) reached an agreement for the establishment of a joint venture, "nexfibre", for the deployment of fiber-to-the-home (FTTH) in the United Kingdom. Once the relevant regulatory authorizations were obtained and the other conditions were fulfilled, the closing of the transaction took place on December 15, 2022. After closing, Liberty Global and Telefónica participate by halves in a joint vehicle that holds a 50% interest in nexfibre, with InfraVia owning the remaining 50%.
"Translation differences and other comprehensive income (loss)" for the year 2022 mainly includes the impact of the pound sterling depreciation associated with the investment in VMO2, amounting to 627 million euros and the results of the defined benefit pension plan in VMO2 amounting to 106 million euros. This also includes gains imputed to equity on derivatives financial instruments in Unsere Grüne Glasfaser amounting to 69 million euros.
In June, September and December 2022, dividends of 125 million pounds sterling (equivalent to 146 million euros) 290 million pounds sterling (equivalent to 324 million euros) and 385 million pounds sterling (equivalent to 439 million euros), respectively, were received from VMED O2 UK Ltd. In December 2021, a dividend was received from VMED O2 UK Ltd for an amount of 161 million pounds sterling (equivalent to 187 million euros, see Note 28).

Additions for the year 2021 mainly includes the fair value of the 50% stake in VMO2 at the date of incorporation, which amounts to 12,012 million euros (see Note 2).

In July 2021, the sale transaction of 60% of the shares of Infraco, SpA was completed. In 2021 additions, the value of the shareholding after the operation is included, amounting to 75 million euros.

Additionally, the value of the 50% stake in Fibrasil at the date of the transaction amounting to 73 million euros is included in additions for the year 2021.

In July 2021, the partial closing of the transaction with Asterion took place, Telefónica obtained 13.94% of the company Daytona Midco S.L. and its subsidiary Digital Data Center Bidco, S.L.U. (Nabiax), registering 81 million euros in additions.

VMED O2 UK

Main assumptions used in the initial fair value calculation

The fair value calculation for VMED O2 UK Ltd at the time of its constitution was based on a discounted cash flows valuation, using the methods of multiples of comparable companies and multiples of transactions as a cross-check.

The valuation emanated from the business plan of the joint venture for the 2021-2023 period that resulted from the aggregation of the individual business plans of O2 and Virgin Media approved by Telefónica and Liberty Global, respectively, extended to 2030, and the synergies plan prepared by the strategy teams of both groups. The following is a description of the main variables considered in the fair value calculation, according to the primary method:

•Revenues: the valuation scenario assumed growth rates between 0% and 3% over the period, in line with the estimations of analysts and supported in the revenues synergies expected for the transaction.

•EBITDA margin: the forecasted EBITDA (operating income before depreciation and amortization) was based on the stand-alone plans, The normalized margin (post-IFRS 16, i.e., before amortization of rights of use), adjusted to consider the impact of annual payments of spectrum licenses once expired, was in the range of 36% to 40%.

•Synergies: were considered taking into account management’s analysis performed at the individual workstream level and benchmarked with analyst estimates of probability of achievement.

•Long-term capital expenditure ratio: it was expected to be in a range of 16% to 22% (including CapEx and rights of use additions), aligned with the historical level of comparable companies.

•The discount rate applied to the cash flow projections was the weighted average cost of capital (WACC), the expected return appropriate for the expected risk level.

A modified version of the Capital Asset Pricing Model (“CAPM”) was used to estimate the required return on equity. To relever the beta it was considered the intrinsic leverage of the joint venture. In addition, it was considered a specific premium or alpha, which captures additional risks considered at the time of incorporation in relation to the likelihood of realization of synergies and the execution risk of the combined business plan.

For the cost of debt, in line with the leverage assumption considered, the bonds issued by the joint venture were analysed and their spreads were compared to a comparable risk free rate (with a similar maturity, in the same currency and issued in the same country, so that there was not distortion due to the risk premia by country). A return after taxes was used because the interests on the financial debt are tax deductible.

In conclusion, the discount rate applied for the valuation was 6.9%.

•Perpetuity growth rate: revenues from 2028 were normalized to the perpetuity growth rate (g), considering the analysts' consensus for the companies of the sector in the United Kingdom, contrasting with the estimations of long-term inflation rates and with the assumptions made by companies of the sector in their impairment tests. The perpetuity growth rate considered was 1.0%.

Impairment test as at December 31, 2022
The Group has performed an impairment analysis of the investment in VMO2 at the end of the year.
2022 has been a challenging year for the United Kingdom. In addition to higher inflation due to external factors (rising energy prices, supply chain problems and food prices) and domestic factors (very dynamic labour market), interest rates have risen, which has had a negative impact on the disposable income of households and businesses. This was followed after the summer by an episode of high financial volatility as a result of inconsistent fiscal policy decisions.
Despite the difficult macroeconomic context VMO2 has delivered its set guidance and made strong strategic and operational progress throughout the year. The company introduced new products, like TV Stream and Switch up and continues to drive fixed mobile convergence with its VOLT product. VMO2 delivered synergies according to its plan and the fixed footprint reached 16.1 million premises passed, meeting the full year build targets. In mobile, it expanded 5G services to more than 1,600 towns and cities, on-track to deliver 5G services to 50% of the UK population in 2023.
In addition, on December 15, 2022, Telefónica Infra, Liberty Global and InfraVia Capital Partners entered into a joint venture (see Note 29.c) which will deploy fibre to the home (FTTH) to 5 million homes in the UK not currently served by VMO2's network, with the possibility of expansion to an additional 2 million homes. The fibre network will offer wholesale FTTH access to telecommunications service providers, with VMO2 acting as the anchor tenant, as well as providing a range of technical services.
As a result of the analysis performed, the Group has concluded that as at December 31, 2022 the value in use continues to exceed the carrying value of the investment, although the headroom has been reduced.
The discount rate used to calculate the value in use at December 31, 2022 has increased from 6.9% to 7.3% due to the macroeconomic tensions in the UK and despite the downward revision, more than 20 months after the establishment of the joint venture, of the specific premium (alpha) considered in the calculation of the initial fair value. The perpetuity growth rate has been maintained at the 1% used in the initial valuation, which is below the real terminal growth forecast for the UK economy and despite higher inflation in the medium-term than assumed in the initial scenario.
Regarding the sensitivity of the calculation to reasonably possible variations in key assumptions:
•An increase of about 18 basis points over the WACC rate used of 7.3%, or a decrease of around 22 basis points in the perpetuity growth rate (1%), would result in the value in use being equal to the carrying value.
•Regarding the operating variables used, which are within the ranges considered in the calculation of the initial fair value, a decrease of around 1 percentage point in the EBITDA margin, or an increase of around 1.1 percentage points in the long-term investment ratio would also equalize the value in use with the carrying value.
The values of operating variables included in the valuation are within the ranges expected by analysts for comparable companies in the region.

Detail of the main items on the statements of financial position and income statements of VMED O2 UK Ltd

Millions of euros	12/31/2022	12/31/2021
Non current assets	46,280	48,779
Current assets	3,782	3,554
Cash and cash equivalents	555	415
Total Assets	50,062	52,333
Non current liabilities	20,840	20,593
Non current financial liabilities	19,668	19,185
Non-current lease liabilities	725	885
Other non current liabilities	447	523
Current liabilities	7,786	7,605
Current financial liabilities	3,248	2,841
Current lease liabilities	221	219
Other current liabilities	4,317	4,545
Total Liabilities	28,626	28,198
Equity (100% VMO2)	21,436	24,135
50% Telefónica Group	10,718	12,068
Acquisition costs	61	61
Investments accounted for by the equity method	10,779	12,129

Millions of euros	January - December 31 2022	June 1 - December 31 2021
Revenues	12,155	7,223
Other operating income	551	290
Operating expenses	(8,305)	(5,063)
OIBDA	4,401	2,450
Depreciation and amortization	(4,170)	(2,395)
Operating income	231	55
Share of income (loss) of investments accounted for by the equity method	1	—
Financial income	24	27
Financial expenses	(1,020)	(504)
Realised and unrealised gains on derivative instruments, net (1)	2,567	489
Foreign currency transaction losses, net	(1,296)	(367)
Net financial expense	275	(355)
Result before taxation	507	(300)
Income tax	(15)	65
Result for the period (100% VMO2)	492	(235)
50% attributable to Telefónica Group	246	(117)
Share-based compensation (2)	14	14
Other adjustments	32	—
Share of income (loss) of investments accounted for by the equity method	292	(103)
Other comprehensive income (100% VMO2)	(113)	68
(1) VMO2 entered into various derivative instruments to manage interest rate exposure and foreign currency exposure. Generally, VMO2 does not apply hedge accounting to its derivative instruments. Accordingly, changes in the fair values of most of its derivatives are recorded in the finance results of its consolidated income statement.

(2) Amount related to incentive awards held by certain employees of VMO2 associated with ordinary shares of Liberty Global and Telefónica. Share-based compensation expense is included in Operating expenses in the consolidated income statement of VMO2.

Commitments

Millions of euros	2023	2024	2025	2026	2027	Subsequent years	Total
Purchase commitments	1,106	154	89	60	58	37	1,504
Programming commitments	698	606	446	437	413	204	2,804
Network and connectivity commitments	891	82	57	24	22	199	1,275
Other commitments	359	265	264	266	124	16	1,294
Total commitments VMO2 (100%)	3,054	1,107	856	787	617	456	6,877

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
On the date of closing of the transaction, Telefónica and Liberty Global entered with VMO2 into certain service agreements, either on a transitional or ongoing basis. Likewise, Telefónica licensed the use of Telefónica and O2 brand rights to VMO2 (see Note 29.c).

The breakdown of balances and transactions related to associates and joint ventures recognized with VMO2 in the consolidated statement of financial position and consolidated income statement is as follows:

Millions of euros	12/31/2022	12/31/2021
Receivables from associates and joint ventures for current operations	40	54
Payables to associates and joint ventures	5	259

Millions of euros	2022	2021
Revenue from operations with associates and joint ventures	130	103
Expenses from operations with associates and joint ventures	63	29

"Payables to associates and joint ventures" includes the obligation at December 31, 2021 in relation to the O2 UK pension plans arising as a result of the constitution of VMED O2 UK Ltd. amounting to 213 million pounds sterling (253 million euros at closing exchange rate of 2021, see Note 22) and that it has been paid in 2022 (see Note 28).

Movistar Prosegur Alarmas

In July 2021 Movistar Prosegur Alarmas, S.L. (formerly Prosegur Alarmas España, S.L.) acquired 100% of Prosegur Soluciones, S.A.U.

The breakdown of the key financial highlights of Movistar Prosegur Alarmas group for the latest period available at the time of preparation of these consolidated financial statements and the reconciliation with the carrying amount in the Group are as follows:

Millions of euros	12/31/2022	12/31/2021
Assets	352	224
Liabilities	(346)	(202)
Net assets	6	22
Purchase price allocation
Assets	136	146
Liabilities	(35)	(38)
Net assets	101	108
% Holding	50%	50%
Group’s share in equity	54	65
Goodwill	198	198
Carrying amount in the Telefónica Group	252	263

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
The terms of the transaction encompass a total investment by CDPQ of up to 1,800 million reals (approximately 267 million euros at the date of the agreement), comprising payments to both Vivo and FiBrasil, for 50% stake in FiBrasil and also certain payments to be made by T. Infra in the equivalent economic terms, for a 25% stake in FiBrasil. CDPQ´s capital contributions, in addition to expected leverage to be raised by the joint venture, will provide a fully funded business plan to accomplish FiBrasil´s deployment targets.
Breakdown of balances and transactions with associates and joint ventures
The breakdown of items related to associates and joint ventures recognized in the consolidated statements of financial position and consolidated income statements is as follows:

	12/31/2022			12/31/2021
Millions of euros	Associates	Joint ventures	Total	Associates	Joint ventures	Total
Credits and other financial assets from associates and joint ventures	217	11	228	87	10	97
Receivables from associates and joint ventures (Note 14)	66	85	151	34	87	121
Long-term contractual liabilities to associates and joint ventures	82	51	133	—	31	31
Payables to associates and joint ventures (Note 22)	72	21	93	72	272	344
Short-term contractual liabilities to associates and joint ventures	7	12	19	—	8	8
Other short-term liabilities to associates and joint ventures (Note 22)	—	1	1	—	—	—

	2022			2021			2020
Millions of euros	Associates	Joint ventures	Total	Associates	Joint ventures	Total	Associates	Joint ventures	Total
Revenue from operations with associates and joint ventures	209	251	460	65	263	328	13	255	268
Expenses from operations with associates and joint ventures	199	116	315	86	36	122	37	2	39
Financial revenues with associates and joint ventures	27	1	28	1	—	1	—	—	—
Financial expenses with associates and joint ventures	1	9	10	1	—	1	—	—	—

"Credits and other financial assets from associates and joint ventures" at December 31, 2022 includes 82 million euros of loans and 59 million euros of trade receivables granted by Colombia Telecomunicaciones, S.A. ESP BIC to the associate company Álamo Holdco, S.L. and it subsidiary Onnet Fibra Colombia S.A.S., respectively. Additionally, this line includes 75 million euros corresponding to the subordinated debt granted by Telefónica Chile to the associate company HoldCo Infraco, SpA. generated by the sale of 40% of the fiber optic business (87 million euros as of December 31, 2021, see Note 12).
"Long-term contractual liabilities to associates and joint ventures" at December 31, 2022 includes 82 million euros corresponding to Colombia Telecomunicaciones, S.A. ESP BIC with the associate company Onnet Fibra Colombia, S.A.S.
"Revenue from operations with associates and joint ventures" in 2022 mainly includes 88 million euros corresponding to the transactions of the Group with the associate company HoldCo Infraco SpA (52 million euros in 2021) and 97 million euros with the associate company Onnet Fibra Colombia, S.A.S. In 2021 it included 98 million euros corresponding to the transactions of the Group with the joint venture Tesco Mobile Ltd. from January 1, to the date of the incorporation of VMED O2 UK (232 million euros in 2020).
"Expenses from operations with associates and joint ventures" in 2022 mainly includes 121 million euros corresponding to the transactions of the Group with the associate company HoldCo Infraco SpA (50 million euros in 2021) and 39 million euros with the associate company Álamo Holdco, S.L.

Note 11. Related parties
Significant shareholders
The significant shareholders of the Company are Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), CaixaBank, S.A. and BlackRock, Inc.
Based on the information provided by CaixaBank, S.A. for the 2022 Annual Report Corporate Governance, as updated per share capital of Telefónica, S.A. as of December 31, 2022, the shareholding of CaixaBank, S.A. in Telefónica’s share capital were 3.50%.
Based on the information provided by Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) for the 2022 Annual Report on Corporate Governance, as updated per share capital of Telefónica, S.A. as of December 31, 2022, the shareholding of BBVA in Telefónica’s share capital were 4.87%. Likewise, and according to the aforementioned information provided by BBVA, the percentage of economic rights attributed to Telefónica, S.A. shares owned by BBVA amounts to 4.97% of the Company's share capital.

Based on the information notified by BlackRock, Inc to the CNMV on March 31, 2020, as updated per the share capital of Telefónica, S.A. as of December 31, 2022, the shareholding of BlackRock, Inc in Telefónica’s share capital were 4.48%. Based on the Schedule 13G/A filed with the SEC, on October 7, 2022, BlackRock, Inc. beneficially owned 4.96% of Telefónica, S.A. shares and 4.49% of voting rights.
During 2022 and 2021, the Group carried out no significant transactions with BlackRock, Inc. other than the corresponding dividends paid.
The following is a summary of significant transactions between the Telefónica Group and BBVA and CaixaBank companies, other than the payment of the dividend corresponding to its shareholding. All transactions were carried out at market prices.
Participated companies
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

On July 21, 2022, Telefónica, S.A. and CaixaBank Payments and Consumer E.F.C., E.P., S.A. incorporated the company Telefónica Renting, S.A. 50% each. This company is controlled by CaixaBank.

The balances as of December 31, 2022 and 2021, and the transactions carried out in 2022 and 2021 of Telefónica Group companies with the aforementioned associates and joint ventures in which BBVA and CaixaBank hold interests are shown below:

Millions of euros	12/31/2022	12/31/2021
Receivables from associates and joint ventures for current operations	7	6
Payables to associates and joint ventures	7	36

Millions of euros	2022	2021
Revenue from operations with associates and joint ventures	13	13
Expenses from operations with associates and joint ventures	7	9
Finance cost from operations with associates and joint ventures	1	1

Derivatives

The net fair value of the outstanding derivatives as of December 31, 2022 contracted with BBVA and CaixaBank amounts to 185 and 41 million euros, respectively (314 and 26 million euros, respectively, as of December 31, 2021).

The nominal value of these derivatives amounted to 5,778 and 264 million euros, respectively (6,664 million euros with BBVA and 264 million euros with CaixaBank in 2021). As explained in the 'Derivatives policy' section of Note 19, this volume is so high because derivatives can be applied several times to the same underlying asset for an amount equal to its face value. As of December 31, 2022, the derivatives contracted with BBVA and CaixaBank account for approximately 7% of the total amount of outstanding derivatives contracted by the Group with external counterparties (see Note 19).

Additionally, at December 31, 2022, collateral guarantees on derivatives from BBVA and CaixaBank have been received, amounting to 236 million euros and 43 million euros, respectively (262 million euros and 21 million euros respectively at December 31, 2021).

Renting operations with CaixaBank

In mid-2021, a new Fusion portfolio came into force that included a rental device. The Group has an agreement with CaixaBank to in turn rent these devices (a model known as "rent to rent"), covered by a framework financing agreement previously formalized between Telefónica and CaixaBank. In 2022, the volume of these operations with CaixaBank amount to 405 million euros (186 million euros in 2021) which have involved 19 million euros in financial expenses. As of December 31, 2022, the balance of the account payable to CaixaBank amounted to 501 million euros (176 million euros as of December 31, 2021).

Likewise, the Group carries out other equipment rental operations with CaixaBank (equipment at customers' homes, such as routers or decoders). In 2022, the volume of this equipment leasing transactions was 82 million euros (92 million euros in 2021), with financial expenses amounting to 3 million euros (1 million euros in 2021). As of December 31, 2022, the debt with CaixaBank for these concepts amounts to 119 million euros (73 million euros in 2021).

Other operations

The impact on the consolidated income statement of the Telefónica Group of the rest of the operations with BBVA and CaixaBank in 2022 and 2021 is shown below:

BBVA
Millions of euros	2022	2021
Finance costs	11	8
Receipt of services	7	14
Purchase of goods	—	2
Other expenses	3	19
Total costs	21	43
Finance income	14	5
Dividends received (1)	15	8
Services rendered	40	26
Sale of goods	7	9
Other income	7	5
Total revenues	83	53
(1)  At December 31, 2022, Telefónica held a 0.73% stake (0.66% stake at December 31, 2021) in the share capital of Banco Bilbao Vizcaya Argentaria, S.A. (see Note 12).

CaixaBank
Millions of euros	2022	2021
Finance costs	6	6
Receipt of services	5	10
Purchase of goods	53	57
Total costs	64	73
Services rendered	69	83
Sale of goods	51	67
Other income	2	1
Total revenues	122	151

The following table shows the balance sheet positions of these operations as of December 31, 2022 and 2021, as well as the current guarantees and other off-balance sheet positions.

BBVA
Millions of euros	December 31,2022	December 31,2021
Finance arrangements: loans, capital contributions and others (borrower)	140	155
Finance arrangements: loans and capital contributions (lender)	13	10
Factoring operations	—	108
Guarantees	165	147

CaixaBank
Millions of euros	December 31,2022	December 31,2021
Finance arrangements: loans, capital contributions and others (borrower)	148	145
Finance arrangements: loans and capital contributions (lender)	37	82
Factoring operations	—	28
Guarantees	160	190

Other related parties
The most significant balances and transactions with associates and joint ventures are detailed in Note 10.
During 2022 and 2021, the Directors and senior executives performed no transactions with Telefónica, S.A. or any Telefónica Group company other than those in the Group’s normal trading activity and business. Compensation and other benefits paid to members of the Board of Directors and senior executives are detailed in Note 29.g and Appendix II.
Telefónica contracted a civil liability insurance scheme (D&O) for Directors, managers and staff with similar functions in the Telefónica Group, with standard conditions for these types of insurance and a premium attributable to 2022 of 6,598,467 euros (5,303,931 euros in 2021). This scheme provides coverage for Telefónica, S.A. and its subsidiaries in certain cases.

Note 12. Financial assets and other non-current assets

The breakdown of financial assets and other non-current assets of the Telefónica Group at December 31, 2022 and December 31, 2021 is as follows:

Millions of euros	12/31/2022	12/31/2021
Non-current financial assets (Note 16)	6,219	6,062
Investments	497	479
Other long-term credits	981	890
Deposits and guarantees	1,163	1,254
Trade receivables	1,019	752
Receivables for subleases	19	27
Impairment of trade receivables	(128)	(112)
Derivative financial assets (Note 19)	2,668	2,772
Other non-current assets	1,882	1,285
Contractual assets (Note 23)	359	209
Deferred expenses (Note 23)	854	555
Long-term receivables for taxes	345	299
Prepayments	324	222
Total	8,101	7,347
Non-current financial assets
The movement in investments, other long-term credits, deposits and guarantees, trade receivables, long-term receivables for subleases and impairment of trade receivables in 2022 and 2021, is as follows:

Millions of euros	Investments	Other long-term credits	Deposits and guarantees	Trade receivables	Long-term receivables for subleases	Impairment of trade receivables
Balance at 12/31/20	457	252	1,633	551	15	(122)
Additions	9	686	195	540	11	(6)
Disposals	(41)	(6)	(30)	(272)	—	45
Translation differences	—	(9)	9	—	—	(2)
Fair value adjustments and financial updates	56	14	8	(2)	—	—
Transfers and other	(2)	(47)	(561)	(65)	1	(27)
Balance at 12/31/21	479	890	1,254	752	27	(112)
Additions	12	503	64	616	4	(10)
Disposals	(74)	(94)	(33)	(162)	(4)	3
Translation differences	(1)	2	69	12	1	(13)
Fair value adjustments and financial updates	80	64	26	(2)	—	—
Transfers and other	1	(384)	(217)	(197)	(9)	4
Balance at 12/31/22	497	981	1,163	1,019	19	(128)

Investments
“Investments” includes the fair value of investments in companies where Telefónica exercises no significant influence or control and for which there is no specific short-term disposal plan (see Note 3.i).
The Telefónica Group’s shareholding in Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) amounted to 249 million euros (232 million euros at December 31, 2021), representing 0.73% of its share capital at December 31, 2022 (0.66% at December 31, 2021).
At December 31, 2022, Telefónica maintained a 0.59% stake in the share capital of China Unicom (Hong Kong) Limited, valued at 105 million euros (same percentage at December 31, 2021, valued at 80 million euros).
On May 19, 2022 Telefónica signed an agreement with the company Global Alconaba, S.L., for the sale of 50,147,058 shares of Promotora de Informaciones, S.A. (PRISA), equivalent to 7.076% of its share capital. As a result of this sale, 71 million euros of losses from financial assets measured at fair value through comprehensive income have been reclassified to retained earnings. As of December 31, 2022 Telefónica's shareholding in PRISA amounted to 1.87% of the company's share capital and was valued at 4 million euros (9.03% at December 31, 2021 valued at 36 million euros).
Other long-term credits
This line item includes long-term financial assets of Telefónica Germany amounting to 104 million euros and 85 million euros at December 31, 2022 and 2021, respectively, that are mainly intended to cover obligations from the defined benefit plan of Telefónica Germany but do not represent "plan assets" in accordance with IAS 19 (see Note 24).
Additions for the year 2022 include financial instruments (Federal Treasury Certificates) of Pegaso PCS, S.A. de C.V. amounting to 260 million euros, for the purpose of securing certain legal proceedings with the Mexican tax Administration Service. These instruments are classified as long-term based on the estimated term of the proceedings and accrue interest according to the time elapsed (see Note 28).
Additionally, additions for the year 2022 include 82 million euros of loans granted by Colombia Telecomunicaciones, S.A. ESP BIC to the associate company Álamo Holdco, S.L. (see Note 10).
At December 31, 2022 other long-term credits include 75 million euros corresponding to the subordinated debt granted by Telefónica Chile to the associate company HoldCo Infraco, SpA. generated by the sale of 40% of the fiber optic business (87 million euros as of December 31, 2021, see Note 10).
"Additions" in 2021 included the notes issued by the international issue platform Single Platform Investment Repackaging Entity, S.A. ("Spire") deposited in a securities account owned by Telefónica, S.A. with a notional of 1,000 million dollars of which 295 million euros are registered as "Other long-term credits" and 591 million euros were registered as "other current financial assets". Transfers for the year 2022 include the short-term transfer of the notes mentioned above for an amount of 313 million euros, all of which were registered at December 31, 2022 in "Other current financial assets" for an amount of 939 million euros (see Note 15).
Additionally in 2021, Telxius recorded additions amounting to 246 million euros associated with the collection right arising with American Tower Corporation as a result of the sale of the telecommunications towers division in Europe (Spain and Germany) in June 2021. At December 31, 2022 the collection right amounted to 264 million euros.
The vast majority of long-term credits, recognized at amortized cost (Note 16), are considered to be low credit risk assets, therefore the impairment analysis was carried out on the basis of expected credit losses in the next twelve months.
Deposits and guarantees
Telefónica Brazil has non-current judicial deposits amounting to 501 million euros (see Note 24) at December 31, 2022 (431 million euros at December 31, 2021).
At December 31, 2022, there were deposits related to the collateral guarantees on derivatives (CSA) signed by Telefónica, S.A. and its counterparties for the credit risk management of derivatives amounting to 365 million euros of which 42 million euros cross currency swap (564 million euros at December 31, 2021 that included 279 million euros related to cross currency swap).

In relation with collateral contracts, in 2022 there is an additional guarantee of 79,034 bonds issued by Telefónica Emisiones, S.A.U. deposited in a securities account owned by Telefónica, S.A. with a notional of 78 million euros at December 31, 2022 (166,678 bonds for a nominal amount of 173 million euros at December 31, 2021).
The vast majority of deposits and guarantees recognized at amortized cost (Note 16), are considered to be low credit risk assets, therefore the impairment analysis was carried out on the basis of expected credit losses in the next 12 months.
Trade receivables
"Additions" for the year in 2022 include trade receivables amounting to 69 million euros from Colombia Telecomunicaciones, S.A. ESP BIC to the associate Onnet Fibra Colombia SAS, 59 million euros at December 31, 2022, see Note 10.
At December 31, 2022 includes Telefónica Germany trade receivables at fair value through other comprehensive income for an amount of 292 million euros (269 million euros as of December 31, 2021, see Note 16).

Note 13. Inventories

The detail of inventories of the Telefónica Group at December 31, 2022 and December 31, 2021 is as follows:

Millions of euros	12/31/2022	12/31/2021
Audiovisual rights	823	1,131
Mobile terminals and other equipments	701	584
Other inventories	57	71
Inventories impairment provision	(35)	(37)
Inventories	1,546	1,749
"Audiovisual rights" mainly includes the rights to broadcast sport events (see Note 29.c) and rights to broadcast films, television series and documentaries (see Note 3.j).

Note 14. Receivables and other current assets

The detail of receivables and other current assets of the Telefónica Group at December 31, 2022 and December 31, 2021 is as follows:

Millions of euros	12/31/2022	12/31/2021
Receivables (Note 16)	7,340	6,903
Trade receivables	9,680	8,926
Impairment of trade receivables	(2,891)	(2,531)
Receivables from associates and joint ventures (Note 10)	151	121
Other receivables	400	387
Other current assets	1,794	1,384
Contractual assets (Note 23)	195	133
Capitalized costs (Note 23)	885	668
Prepayments	714	583
Total	9,134	8,287
The movement in impairment of trade receivables in 2022 and 2021 is as follows:

Millions of euros
Impairment provision at December 31, 2020	2,549
Allowances	598
Inclusion of companies	(38)
Amounts applied	(545)
Translation differences and other	(33)
Impairment provision at December 31, 2021	2,531
Allowances	613
Transfers	12
Amounts applied	(397)
Translation differences and other	132
Impairment provision at December 31, 2022	2,891
Public-sector net trade receivables at December 31, 2022 and 2021 amounted to 518 million euros and 439 million euros, respectively.

The detail of the age of the accounts receivable balances from customers and their corrections for impairment as of December 31, 2022 and 2021 is as follows:

Millions of euros	12/31/2022		12/31/2021
	Trade receivables	Impairment	Trade receivables	Impairment
Unbilled receivables	2,495	(9)	2,316	(16)
Amount not overdue invoiced	3,011	(154)	2,976	(114)
Less than 90 days	1,024	(160)	893	(141)
Between 90 and 180 days	347	(150)	333	(125)
Between 180 and 360 days	534	(381)	416	(306)
More than 360 days	2,269	(2,037)	1,992	(1,829)
Total	9,680	(2,891)	8,926	(2,531)

Note 15. Other current financial assets
The breakdown of other financial assets of the Telefónica Group at December 31, 2022 and December 31, 2021 is as follows:

Millions of euros	12/31/2022	12/31/2021
Short-term credits	128	1,306
Short-term deposits and guarantees	439	760
Short-term derivative financial assets (Note 19)	712	995
Other current financial assets	1,165	774
Total	2,444	3,835
Short-term credits at December 31, 2021, included bank deposits with a maturity in one month formalized by Telfisa Global, B.V. which amounted to 1,190 million euros.
Short-term deposits and guarantees at December 31, 2022 include current judicial deposits amounting to 106 million euros (see Note 24) constituted by Telefónica Brazil (17 million euros at December 31, 2021) including the judicial deposit of the amount withheld from the acquisition price of OI's mobile assets, in the amount of 522 million Brazilian reais (94 million euros, see Note 5).
At December 31, 2021, 433 million euros of deposits maturing in more than 90 days from Telefónica Móviles Chile were included, contracted with the funds obtained from the issue in November 2021 of a bond (see Appendix III).
Additionally at December 31, 2022 there were 232 million euros registered in deposits (150 million euros at December 31, 2021), associated with collateral guarantees of Telefónica, S.A. classified as current according to the maturity of the underlying derivative instruments which they relate to.
The vast majority of short-term credits and deposits and guarantees recognized at amortized cost and at fair value with changes in "Other comprehensive income" (Note 16) are considered to be low credit risk assets.
"Other current financial assets" include short-term investments in financial instruments to cover commitments undertaken by the Group’s insurance companies, amounted to 126 million euros at December 31, 2021 (105 million euros at December 31, 2021) and were recorded at fair value.
Additionally at December 31, 2022 this included the notes issued by the international issue platform Single Platform Investment Repackaging Entity, S.A. ("Spire"). These notes were deposited in a securities account owned by Telefónica, S.A. with a notional of 1,000 million dollars equivalent to 939 million euros registered entirely under "Other current financial assets". At December 31, 2021 1,000 million dollars were deposited, of which 591 million euros were registered as "Other current financial assets" and 295 million euros were registered as "Other long-term credits" (see Note 12).
Current financial assets that are highly liquid and have maturity periods of three months or less from the date contracted, and present an insignificant risk of value changes, are recorded under “Cash and cash equivalents” on the accompanying consolidated statement of financial position.

Note 16. Breakdown of financial assets
The breakdown of financial assets of the Telefónica Group at December 31, 2022 is as follows:

December 31, 2022
	Fair value through profit or loss		Fair value through other comprehensive income			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Debt instru-ments	Equity instru-ments	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Amortized cost	Total carrying amount	Total fair value
Non-current financial assets (Note 12)	323	—	350	465	2,404	464	3,067	11	2,677	6,219	6,219
Investments	32	—	—	465	—	390	107	—	—	497	497
Credits and other financial assets	27	—	58	—	—	74	—	11	896	981	981
Deposits and guarantees	—	—	—	—	—	—	—	—	1,163	1,163	1,163
Derivative instruments	264	—	—	—	2,404	—	2,668	—	—	2,668	2,668
Trade receivables	—	—	292	—	—	—	292	—	727	1,019	891
Trade receivables for subleases	—	—	—	—	—	—	—	—	19	19	19
Impairment of trade receivables	—	—	—	—	—	—	—	—	(128)	(128)	—
Current financial assets	405	—	833	—	466	181	1,513	10	15,325	17,029	17,029
Trade receivables (Note 14)	—	—	792	—	—	—	792	—	9,439	10,231	7,340
Impairment of trade receivables (Note 14)	—	—	—	—	—	—	—	—	(2,891)	(2,891)	—
Other current financial assets (Note 15)	405	—	41	—	466	181	721	10	1,532	2,444	2,444
Cash and cash equivalents	—	—	—	—	—	—	—	—	7,245	7,245	7,245
Total	728	—	1,183	465	2,870	645	4,580	21	18,002	23,248	23,248

The calculation of the fair values of the Telefónica Group's debt instruments required an estimate, for each currency and counterparty, of a credit spread curve using the prices of the Group's bonds and credit derivatives.

The breakdown of financial assets of the Telefónica Group at December 31, 2021 was as follows:

December 31, 2021
	Fair value through profit or loss		Fair value through other comprehensive income			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Debt instru-ments	Equity instru-ments	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Amortized cost	Total carrying amount	Total fair value
Non-current financial assets (Note 12)	506	—	269	452	2,301	380	3,148	—	2,534	6,062	6,062
Investments	27	—	—	452	—	372	107	—	—	479	479
Credits and other financial assets	8	—	—	—	—	8	—	—	882	890	890
Deposits and guarantees	—	—	—	—	—	—	—	—	1,254	1,254	1,254
Derivative instruments	471	—	—	—	2,301	—	2,772	—	—	2,772	2,772
Trade receivables	—	—	269	—	—	—	269	—	483	752	640
Trade receivables for subleases	—	—	—	—	—	—	—	—	27	27	27
Impairment of trade receivables	—	—	—	—	—	—	—	—	(112)	(112)	—
Current financial assets	218	1	956	—	908	160	1,923	—	17,235	19,318	19,318
Trade receivables (Note 14)	1	—	917	—	—	—	918	—	8,516	9,434	6,903
Impairment of trade receivables (Note 14)	—	—	—	—	—	—	—	—	(2,531)	(2,531)	—
Other current financial assets (Note 15)	217	1	39	—	908	160	1,005	—	2,670	3,835	3,835
Cash and cash equivalents	—	—	—	—	—	—	—	—	8,580	8,580	8,580
Total	724	1	1,225	452	3,209	540	5,071	—	19,769	25,380	25,380

Note 17. Equity
a) Share capital and share premium
2022
At December 31, 2022, Telefónica, S.A.´s share capital amounted to 5,775,237,554 euros and is divided into 5,775,237,554 common shares, of a single series and with a par value of 1 euro each, fully paid in. All the shares of the Company have the same characteristics and carry the same rights and obligations.
The Board of Directors of Telefónica, S.A. at its meeting held on April 8, 2022, has resolved to carry out the implementation of the share capital reduction through the cancellation of own shares approved by the Annual General Shareholders’ Meeting held on April 8, 2022.
In April 2022, the share capital of Telefónica, S.A. was reduced in the amount of 139,275,057 euros, through the cancellation of 139,275,057 own shares of the Company held as treasury stock, with a nominal value of one euro each. The share capital of the Company resulting from the reduction was set at 5,639,772,963 euros corresponding to 5,639,772,963 shares with a nominal value of one euro each. Related to the capital reduction the share premium was reduced by 409 million euros.
The reduction did not entail the return of contributions to the shareholders since the Company is the owner of the cancelled shares. The reduction was carried out with a charge to unrestricted reserves, through the allocation of a reserve for cancelled share capital in an amount equal to the nominal value of the cancelled shares (i.e. for an amount of 139,275,057 euros), which may only be used in compliance with the same requirements as those established for the reduction of share capital, by application of the provisions of section 335. c) of the Spanish Companies Act. Accordingly, as laid down in such section, the creditors of the Company will not have the right to oppose the reduction mentioned in section 334 of the Spanish Companies Act in connection with the share capital reduction.
On April 22, 2022, the deed relating to the share capital reduction was registered in the Commercial Registry of Madrid.
On June 24, 2022 the deed of capital increase amounting to 135,464,591 euros, divided into 135,464,591 ordinary shares, with a nominal value of one euro each, and issued against reserves as part of the scrip dividend, was filed in the Madrid Commercial registry. Following the share capital increase, the share capital was set up at 5,775,237,554 euros.
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
The Board of Directors of Telefónica, S.A. at its meeting held on April 23, 2021, resolved to carry out the implementation of the share capital reduction through the cancellation of own shares approved by the Annual General Shareholders’ Meeting held on April 23, 2021.
The share capital of Telefónica, S.A. was reduced in the amount of 82,896,466 euros, through the cancellation of 82,896,466 own shares of the Company held as treasury stock, with a nominal value of one euro each. The share capital of the Company resulting from the reduction was set at 5,443,534,596 euros corresponding to 5,443,534,596 shares with a nominal value of one euro each. Related to the capital reduction the share premium was reduced by 305 million euros.

The reduction was carried out with a charge to unrestricted reserves, through the allocation of a reserve for cancelled share capital in an amount equal to the nominal value of the cancelled shares (i.e. for an amount of 82,896,466 euros), which may only be used in compliance with the same requirements as those established for the reduction of share capital. Accordingly, the creditors of the Company did not have the right to oppose the reduction mentioned in section 334 of the Spanish Companies Act in connection with the share capital reduction.
On May 5, 2021, the deed relating to the share capital reduction was registered in the Commercial Registry of Madrid.
On June 22, 2021 the deed of capital increase amounting to 194,518,911 euros, divided into 194,518,911 ordinary shares, with a nominal value of one euro each, and issued against reserves as part of the scrip dividend, was filed in the Madrid Commercial registry. Following the share capital increase, the share capital was set up at 5,638,053,507 euros.
On November 3, 2021, the Board of Directors agreed to submit for the approval of the General Shareholders Meeting of the Company the adoption of the appropriate corporate resolutions to execute a capital reduction by means of a redemption of treasury shares representing approximately 1.65% of the share capital.
On December 23, 2021, the capital increased in the amount of 140,994,513 euros, in which 140,994,513 ordinary shares with a par value of one euro each were issued against reserves as part of the scrip dividend. Following the share capital increase, the share capital was set at 5,779,048,020 euros. On that date, the deed was filed in Madrid Companies' Register.
Authorizations by Shareholders’ Meeting
As regards the authorizations conferred in respect of the share capital, the shareholders acting at the Ordinary General Shareholders’ Meeting held on June 12, 2020 resolved to delegate to the Board of Directors, as broadly as required by Law, pursuant to the provisions of Section 297.1.b) of the Companies Act, the power to increase the share capital on one or more occasions and at any time, within a period of five year from the date of adoption of such resolution, by the maximum nominal amount of 2,596,065,843 euros, equal to one-half of the share capital of the Company on the date of adoption of the resolution at the General Shareholders’ Meeting, issuing and floating the respective new shares for such purpose with or without a premium, the consideration for which will consist of monetary contributions, with express provision for incomplete subscription of the shares to be issued. The Board of Directors was also authorized to exclude pre-emptive rights in whole or in part, as provided in section 506 of the Companies Act. However, the power to exclude pre-emptive rights is limited to 20% of the share capital on the date on which the resolution is adopted. In accordance with the above-mentioned authorization, as of the end of fiscal year 2022, the Board would be authorized to increase the share capital by the maximum nominal amount of 2,596,065,843 euros.
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
b) Dividends
Dividends distribution in 2022
Approval was given at the General Shareholders’ Meeting of April 8, 2022 to pay a dividend in two tranches. The first tranche through a scrip dividend amounting to approximately 0.15 euros per share took place on June 2022 and consist on the assignment of free allotment rights with an irrevocable purchase commitment by the Company. The second tranch amounting to approximately 0.15 euros per share took place in December 2022, after the adoption of the corresponding corporate resolutions.

At its meeting held on May 25, 2022, the Executive Commission of Telefónica, S.A. Board of Directors agreed to carry out the execution of the increase in paid-up capital, related to the shareholders compensation by means of a scrip dividend. Thus, each shareholder received one free allotment right for each Telefónica share held. Such free allotment rights were traded on the Continuous Market in Spain during a period of 15 calendar days. Once this trading period ended, the shareholders of 25.54% of the free-of-charge allotment rights accepted the irrevocable purchase commitment assumed by Telefónica, S.A. The payment to these shareholders was made on June 16, 2022. The gross impact of this dividend amounts to 213 million euros.

On the other hand, the shareholders of 74.46% of the free-of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. So the final number of shares issued on June 24, 2022 in the capital increase was 135,464,591 shares with a nominal value of 1 euro each.
The second tranch of the dividend was paid on December 15, 2022 and had an impact in equity amounting to 854 million euros.
Dividends distribution in 2021
Approval was given at the General Shareholders’ Meeting of April 23, 2021 to pay a scrip dividend amounting to approximately 0.35 euros per share in two tranches, consisting of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, and a subsequent capital increase by means of the issue of new shares to fulfill said allotments, following a specific calculation mechanism which might result in variations of the amount. The distribution of the first tranch, amounting approximately 0.20 euros per share, took place in June of 2021 and the second tranch amounting approximately 0.15 euros per share took place in December 2021, after the adoption of the corresponding corporate resolutions.
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

On the other hand, the shareholders of 65.02% of the free-of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. So the final number of shares issued on December 23, 2021 in the capital increase was 140,994,513 shares with a nominal value of one euro each.
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
Proposed distribution of results of the parent company
Telefónica, S.A. generated 880 million euros of losses in 2022.
The Company’s Board of Directors will submit the following proposed distribution of 2022 results for approval at the Shareholders’ Meeting:

Millions of euros
Legal reserve	—
Unrestricted reserves	(880)
Total	(880)

c) Other equity instruments
Undated deeply subordinated securities
Unless specified otherwise, undated deeply subordinated securities were issued by Telefónica Europe, B.V.
The characteristic of undated deeply subordinated securities, the detail of the tender offer and the amounts repurchased in the operations and the amount amortized in advance, are the following (million euros):

Issue date	Annual Fix	Variable	Exercisable by issuer	12/31/2021	Tender Offer	Amount repurchased	Redemption	12/31/2022
11/23/2022 (1)	7.125%	from 11/23/28 rate SWAP + spread incremental	2028	—	—	—	—	750
11/24/2021 (2)	2.875%	from 05/24/28 rate SWAP + spread incremental	2028	750	—	—	—	750
2/12/2021 (2)	2.376%	from 05/12/29 rate SWAP + spread incremental	2029	1,000	—	—	—	1,000
2/5/2020 (1)	2.502%	from 05/05/27 rate SWAP + spread incremental	2027	500	—	—	—	500
09/24/2019	2.875%	from 09/24/27 rate SWAP + spread incremental	2027	500	—	—	—	500
03/14/2019	4.375%	from 03/14/25 rate SWAP + spread incremental	2025	1,300	—	—	—	1,300
03/22/2018	3%	from 12/04/23 rate SWAP + spread incremental	2023	824	824	(74)	—	750
	3.875%	from 09/22/26 rate SWAP + spread incremental	2026	1,000	—	—	—	1,000
12/07/2017	2.625%	from 06/07/23 rate SWAP + spread incremental	2023	676	676	(547)	(129)	—
03/31/2014	5.875%	from 03/31/24 rate SWAP + spread incremental	2024	1,000	—	—	—	1,000
				7,550				7,550
(1) Green undated deeply subrodinated securities (see Note 29.d)
(2) Sustanible undated deeply subordinated securities (see Nota 29.d)

In all issuances of undated deeply subordinated securities (hybrid instruments), the issuer has an option to defer the payment of coupons and holders of such securities cannot call for payment.
As the repayment of principal and the payment of coupons depend solely on Telefónica’s decision, these undated deeply subordinated securities are equity instruments and are presented under “Other equity instruments” in the accompanying consolidated statement of changes in equity.
In November 2022, Telefónica Europe, B.V. carried out several transactions on its hybrid capital: (a) a new issue amounting to 750 million euros, guaranteed by Telefónica, S.A. (see Note 29.d); (b) a tender offer on a hybrid instruments, denominated in euros, with first call dates in March and September 2023. The issuer accepted the purchase in cash of the tendered securities in a principal amount of 621 million euros.
In December 2022, Telefónica Europe, B.V. was exercised the clean-up call option for the remaining hybrid instruments with first non-call date March 2023, with an aggregate principal amount of 129 million euros.

In 2022, the payment of the coupons related to hybrids instruments, in an aggregate amount, net of tax effects, of 201 million euros (263 million and 335 million euros in 2021 and 2020, respectively), was recorded as “Retained earnings” in the consolidated statements of changes in equity. In 2022 and 2021, the payments related to the undated deeply subordinated securities include the premium of the tender offers carried out in these periods amounting to -1 million euros and 61 million euros, respectively.
d) Legal reserve
According to the consolidated text of the Spanish Corporate Enterprises Act, companies must transfer 10% of profit for the year to a legal reserve until this reserve reaches at least 20% of share capital. The legal reserve can be used to increase capital by the amount exceeding 10% of the increased share capital amount. Except for this purpose, until the legal reserve exceeds the limit of 20% of share capital, it can only be used to offset losses, if there are no other reserves available. At of December 31, 2022 the legal reserve amounts to 1,059 million euros representing 18.34% of the share capital at the date.
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
The capital gain will be deemed to have been realized in respect of the portion on which the depreciation was recorded for accounting purposes or when the revalued assets were transferred or recognized. In this respect, 4 million euros were reclassified to “Retained earnings” in 2022 (4 million euros in 2021) corresponding to revaluation reserves subsequently considered to be unrestricted. At December 31, 2022, this reserve amounted to 54 million euros (58 million euros at December 31, 2021).
Reserve for canceled share capital
In accordance with Section 335.c) of the Spanish Corporate Enterprises Act and to render null and void the right of opposition provided for in Section 334 of the same Act, whenever the Company decreases capital, it should record a reserve for canceled share capital for an amount equal to the par value of the canceled shares, which can only be used upon satisfaction of the same requirements as those applicable to the reduction of share capital. In 2022 was recorded in this account 139 million euros (83 million euros in 2021). The cumulative amount as of December 31, 2022 is 954 million euros.
f) Translation differences
The breakdown of the accumulated contribution of translation differences attributable to equity holders of the parent at December 31 is as follows:

Millions of euros	2022	2021	2020
Brazilian real	(14,031)	(15,292)	(15,365)
Pound sterling	(322)	309	(3,344)
Venezuelan bolivar	(3,734)	(3,755)	(3,754)
Argentine peso	(1,364)	(1,702)	(2,178)
Other currencies	(1,272)	(1,452)	(1,339)
Total Group	(20,723)	(21,892)	(25,980)

The negative translation differences of Telefónica United Kingdom accumulated in equity at June 1, 2021 were reclassified to the 2021 income statement as a result of the establishment of VMED O2 UK Ltd (see Note 2), for an amount of 3,135 million euros.
Likewise, the negative translation differences associated with the sale of the Telxius Group tower divisions and Telefónica de Costa Rica were also reclassified to the income statement for the amount of 37 and 21 million euros, respectively.
g) Treasury share instruments
Telefónica, S.A. held the following treasury shares at December 31, 2022, 2021 and 2020:

		Euros per share
	Number of shares	Acquisition price	Trading price	Market value (*)%
Treasury shares at 12/31/22	85,217,621	4.00	3.39	288	1.476%
Treasury shares at 12/31/21	139,329,370	3.92	3.85	537	2.411%
Treasury shares at 12/31/20	98,231,380	4.84	3.25	319	1.777%
(*) Millions of euros.
The following transactions involving treasury shares were carried out in 2022, 2021 and 2020:

Number of shares
Treasury shares at 12/31/19	77,562,635
Acquisitions	68,640,303
Scrip dividend	6,252,817
Employee share option plan	(3,118,898)
Other movements	(51,105,477)
Treasury shares at 12/31/20	98,231,380
Acquisitions	122,032,764
Scrip dividend	6,291,518
Employee share option plan	(4,329,826)
Capital reduction	(82,896,466)
Treasury shares at 12/31/21	139,329,370
Acquisitions	90,403,530
Scrip dividend	563,415
Employee share option plan	(5,391,956)
Capital reduction	(139,275,057)
Sales	(411,681)
Treasury shares at 12/31/22	85,217,621
There were treasury shares purchases in 2022 amounting to 365 million euros (478 and 234 million euros in 2021 and 2020, respectively)
On February 28, 2020, Telefónica de Contenidos, S.A.U. (currently Telefónica España Filiales, S.A.) acquired 50% of the capital stock of Prosegur Alarmas, S.L. with an in-kind delivery of 49,545,262 Telefónica shares, previously acquired to the Company, equivalent to 266 million euros as of the quotation on the delivery date included in "other movements".
On December 31, 2022, the third cycle of the Telefónica, S.A long-term incentive plan called "Performance Share Plan 2018-2022" and "Talent for the Future Share Plan 2018-2022" (see Note 27) ended.
The Company also has different derivative instruments, to be settled by offset, on a nominal value equivalent to 193 million of Telefónica shares recorded in the statement of financial position at December 31, 2022 in accordance with their maturity date and fair value (192 million euros at December 31, 2021).

h) Equity attributable to non-controlling interests
“Equity attributable to non-controlling interests” represents the share of non-controlling interests in the equity and income or loss for the year of fully consolidated Group companies. The movements in this balance for the 2022, 2021 and 2020 consolidated statements of financial position are as follows:

Millions of euros	Balance at 12/31/21	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/(loss) for the year	Change in translation differences	Other movements	Balance at 12/31/22
Telefônica Brasil, S.A.	3,106	—	(86)	(241)	198	425	(3)	3,399
Telefónica Deutschland Holding, A.G.	2,353	—	(48)	(161)	68	—	25	2,237
Colombia Telecomunicaciones, S.A., ESP	409	—	—	(7)	(4)	(47)	(7)	344
Telxius Telecom, S.A.	546	—	—	—	50	13	(10)	599
Other	63	23	(44)	(2)	(4)	2	3	41
Total	6,477	23	(178)	(411)	308	393	8	6,620

Millions of euros	Balance at 12/31/20	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/(loss) for the year	Change in translation differences	Other movements	Balance at 12/31/21
Telefônica Brasil, S.A.	3,106	—	(63)	(236)	271	17	11	3,106
Telefónica Deutschland Holding, A.G.	2,346	—	(56)	(165)	218	—	10	2,353
Colombia Telecomunicaciones, S.A., ESP	408	—	—	—	7	(28)	22	409
Telxius Telecom, S.A.	1,089	—	—	(2,645)	2,098	16	(12)	546
Other	76	—	—	(5)	(14)	5	1	63
Total	7,025	—	(119)	(3,051)	2,580	10	32	6,477

Millions of euros	Balance at 12/31/19	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/(loss) for the year	Change in translation differences	Other movements	Balance at 12/31/20
Telefônica Brasil, S.A.	4,442	(2)	—	(272)	217	(1,296)	17	3,106
Telefónica Deutschland Holding, A.G.	2,544	—	—	(156)	(30)	—	(12)	2,346
Colombia Telecomunicaciones, S.A., ESP	526	—	—	—	11	(62)	(67)	408
Telxius Telecom, S.A.	681	323	—	(44)	187	(69)	11	1,089
Other	139	—	(3)	(44)	(10)	(8)	2	76
Total	8,332	321	(3)	(516)	375	(1,435)	(49)	7,025

In 2022, "sales of non-controlling interest and inclusion of companies" reflected the impact of the acquisition by the consortion form by CAA and Vauban of 45% of the company Bluevia for 23 million euros (see Note 2).
In 2021 noteworthy is the result attributable to minority shareholders of Telxius from the sale of its telecommunications towers division (see Note 2) and the dividend distribution related with this transaction (Note 28).
In 2020, "Sales of non-controlling interests and inclusion of companies" reflected the capital increase of Telxius amounting to 645 million euros, of which 323 million euros correspond to non-controlling interest. The profit for the year attributed to Telxius Group in 2020 includes the effect of the recognition of deferred tax assets for temporary differences of Telxius Towers Germany amounting to 184 million euros.

Note 4 contains the revenues, OIBDA, Operating income, capital expenditure and the main items of the statement of financial position for the main segments of the Telefónica Group with non-controlling interests, namely Telefónica Brazil and Telefónica Germany. The detail of these figures for Colombia Telecomunicaciones and Telxius Telecom is as follows:

Millions of euros
Colombia Telecomunicaciones	2022	2021	2020
Revenues	1,517	1,312	1,249
OIBDA	569	413	438
Depreciation and amortization	(308)	(314)	(325)
Operating income	261	99	113
Capital Expenditure	261	151	156
Fixed Assets	1,116	1,264	1,530
Total allocated assets	2,696	2,725	2,864
Total allocated liabilities	2,001	1,878	2,049

Millions of euros
Telxius Telecom	2022	2021	2020
Revenues	421	587	826
OIBDA	218	6,332	520
Depreciation and amortization	(66)	(72)	(269)
Operating income	152	6,260	251
Capital Expenditure	65	91	348
Fixed Assets	507	475	452
Total allocated assets	2,129	2,083	2,840
Total allocated liabilities	1,163	1,225	2,785
The statements of cash flows of these companies are as follows:

Millions of euros
Telefónica Brazil	2022	2021	2020
Net cash flow provided by operating activities	3,678	2,949	3,517
Net cash flow used in investing activities	(2,741)	(1,295)	(1,238)
Net cash flow used in financing activities	(1,674)	(1,467)	(1,817)
	(737)	187	462

Millions of euros
Telefónica Germany	2022	2021	2020
Net cash flow provided by operating activities	2,732	2,407	2,386
Net cash flow used in investing activities	(1,608)	(875)	(459)
Net cash flow used in financing activities	(1,339)	(1,820)	(1,342)
	(215)	(288)	585

Millions of euros
Colombia Telecomunicaciones	2022	2021	2020
Net cash flow provided by operating activities	180	344	276
Net cash flow provided by (used in) investing activities	30	(153)	(189)
Net cash flow provided by (used in) financing activities	(225)	(218)	(42)
	(15)	(27)	45

Millions of euros
Telxius Telecom	2022	2021	2020
Net cash flow provided by operating activities	152	(627)	528
Net cash flow provided by (used in) investing activities	(63)	6,874	(1,141)
Net cash flow provided by (used in) financing activities	(89)	(6,164)	575
	—	83	(38)

Note 18. Financial liabilities

The breakdown of financial liabilities at December 31, 2022 and the corresponding maturities schedule is as follows:

Millions of euros
	Current	Non-current
Maturity	2023	2024	2025	2026	2027	Subsequent years	Non-current total	Total
Debentures and bonds	1,948	1,130	3,126	2,098	4,170	18,796	29,320	31,268
Promissory notes & commercial paper	544	127	54	12	3	159	355	899
Total Issues	2,492	1,257	3,180	2,110	4,173	18,955	29,675	32,167
Loans and other payables	1,184	673	572	202	376	1,537	3,360	4,544
Derivative instruments (Note 19)	344	80	65	109	520	1,250	2,024	2,368
Total	4,020	2,010	3,817	2,421	5,069	21,742	35,059	39,079
The estimate of future payments for interest on these financial liabilities at December 31, 2022 is as follows: 1,254 million euros in 2023, 1,147 million euros in 2024, 1,057 million euros in 2025, 978 million euros in 2026, 871 million euros in 2027 and 7,840 million euros in years after 2027. For floating rate financing, the Group mainly estimates future interest using the forward curve of the various currencies at December 31, 2022.
Derivative instruments in the table above include the fair value of derivatives classified as financial liabilities, i.e. when they have a negative mark-to-market, yet excluding the fair value of derivatives classified as current financial assets (712 million euros, see Note 15) and non-current financial assets (2,668 million euros, see Note 12).
In 2021 and 2022, the Group entered into agreements to extend payment terms with various suppliers, and with factoring companies when such payments are discounted. When the new extended payment terms exceed customary payment terms in the industry, trade liabilities are reclassified to other financial liabilities and the deferred payments made are recognized in net cash flows used in financing activities (see Note 28). At December 31, 2022, there was no outstanding balance pending payment. At December 31, 2021 the corresponding amount pending payment recognized in "Loans and other payables" line was 36 million euros.
The deferred payments made in relation to this item during the year amounted to 41 million euros (108 million euros in 2021).
The composition of the financial liabilities by category at December 31, 2022 and 2021 is as follows:

December 31, 2022
	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	—	—	—	—	—	—	32,167	32,167	29,314
Loans and other payables	—	—	—	—	—	—	4,544	4,544	4,514
Derivative instruments	973	—	1,395	—	2,368	—	—	2,368	2,368
Total financial liabilities	973	—	1,395	—	2,368	—	36,711	39,079	36,196

December 31, 2021
	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	—	—	—	—	—	—	35,408	35,408	39,412
Loans and other payables	—	—	—	—	—	—	4,693	4,693	4,656
Derivative instruments	524	—	1,670	6	2,188	—	—	2,194	2,194
Total financial liabilities	524	—	1,670	6	2,188	—	40,101	42,295	46,262
The calculation of the fair values of the Telefónica Group’s debt instruments required an estimate of the credit spread curve for each currency and corresponding subsidiary using the prices of the Group’s bonds and credit derivatives.
At December 31, 2022, some of the financing arranged by Telefónica Group companies in Latin America (Peru), which amounted to approximately 1% of the Telefónica Group’s gross debt, was subject to compliance with certain financial covenants. To date, these covenants are being met and have no impact on the debt of the Telefónica Group companies. Due to the absence of cross-defaults, breach of the covenants would not affect the debt at Telefónica, S.A. level.
Some of the financial liabilities of Telefónica Group includes adjustments in the amortized cost at December 31, 2022 and 2021 as a result of fair value interest rate and exchange rate hedges.

Issues, promissory notes, commercial paper, loans and other payables
The movement in issues, promissory notes, commercial paper, loans and other payables in 2022 and 2021 arising from financial activities is as follows:

		Cash used in financing activities
Millions of euros	Balance at 12/31/2021	Cash received	Cash paid	Translation differences and exchange gains and losses	Financial updates	Other movements	Balance at 12/31/2022
Issues	33,920	1,746	(3,541)	724	(1,623)	42	31,268
Promissory notes and commercial paper	1,488	7	(600)	4	—	—	899
Loans and other payables	4,693	742	(1,802)	55	(38)	894	4,544

		Cash used in financing activities
Millions of euros	Balance at 12/31/2020	Cash received	Cash paid	Translation differences and exchange gains and losses	Financial updates	Other movements	Balance at 12/31/2021
Issues	38,749	561	(5,847)	889	(444)	12	33,920
Promissory notes and commercial paper	2,273	53	(1,042)	5	—	199	1,488
Loans and other payables	4,535	3,120	(3,178)	(32)	80	168	4,693

Debentures and bonds
Financial updates of debenture and bond issues include mainly the value adjustment of the basis adjustment bonds due to their fair value hedges, impacted by interest rate hikes.
At December 31, 2022, the nominal amount of outstanding debentures and bonds issues was 31,095 million euros (32,156 million euros at December 31, 2021). Appendix III presents the characteristics of all outstanding debentures and bond issues at the year-end 2022, and the significant issues made during the year.
Telefónica, S.A. has a full and unconditional guarantee on issues made by Telefónica Emisiones, S.A.U., and Telefónica Europe, B.V., both of which are wholly owned finance subsidiaries of Telefónica, S.A. No other subsidiaries of Telefónica, S.A. provide guarantees on these issues.
Promissory notes and commercial paper
The main programs for issuance of promissory notes and commercial paper are the following:
•At December 31, 2022, Telefónica Europe, B.V. had a commercial paper issuance program guaranteed by Telefónica, S.A. for up to 5,000 million euros. The outstanding balance of commercial paper issued under this program at December 31, 2022 was 500 million euros, issued at an average interest rate of 0.28% for 2022 (999 million euros issued in 2021 at an average rate of -0.46%).
•At December 31, 2022, Telefónica, S.A. had a corporate promissory note program for 500 million euros expandable to 2,000 million euros, with no outstanding balance at December 31, 2022 (30 million euros at December 31, 2021).

Interest-bearing debt
Other movements in "Loans and other payables" at December 31, 2022 include collections and payments related to collateral liabilities deposit associated with Telefónica, S.A. debt for a net amount of 580 million euros (309 million euros at December 31, 2021).
The average interest rate on outstanding loans and other payables at December 31, 2022 was 3.45% (1.30% in 2021). This percentage does not include the impact of hedges arranged by the Group.
The main financing transactions included under “Interest-bearing debt” line outstanding at December 31, 2022 and 2021 and their nominal amounts are provided in Appendix V.

Interest-bearing debt arranged or repaid in 2022 mainly includes the following:

Description	Limit 12/31/2022 (million euros)	Currency	Outstanding balance 12/31/2022 (million euros)	Arrangement date	Maturity date	Drawndown 2022 (million euros)	Repayment 2022 (million euros)
Telefónica, S.A.
Bilateral loan	—	EUR	150	09/26/2022	12/15/2032	150	—
Sustainable syndicated (1)	5,500	EUR	—	03/15/2018	01/13/2027	—	—
Bilateral loan	125	EUR	—	12/23/2022	06/23/2033	—	—
Colombia Telecomunicaciones S.A. E.S.P.
Bilateral loan (2)	—	USD	—	03/24/2020	01/26/2022	—	117
Telefónica Brasil, S.A.
Bilateral loan	—	USD	199	04/04/2022	09/28/2023	199	—
Bluevia Fibra S.L.U.
Syndicated	360	EUR	245	11/16/2022	12/20/2027	245	—
Telxius Telecom, S.A.
Syndicated	300	EUR	201	12/01/2017	12/01/2024	100	70

(1) On January 13, 2022 there was maturity extension of the sustainability-linked syndicated loan facility for 5,500 million euros. The loan has two annual extension options at Telefónica, S.A. request with a maturity maximum up to 2029 (see Note 29.d).
(2) On January 26, 2022 there was an early repayment for 132 million dollars of the bilateral loan originally scheduled to mature in 2023.

At December 31, 2022, the Telefónica Group presented availabilities of financing from different sources that amounted to approximately 11,737 million euros (12,182 million euros at December 31, 2021), of which 11,434 million euros will mature in more than twelve months.
Within these availabilities of financing, 10,114 million euros are included, whose interests are linked to the fulfillment of sustainability objectives. Of these, 3,864 million euros correspond to committed lines and bilateral financing, 750 million euros correspond to the sustainable syndicated loan of Telefónica Germany GmbH & Co. OHG (see Annex V) and 5,500 million euros correspond to the sustainable syndicated loan of Telefónica, S.A. (see Note 29.d).
Loans by currency
The breakdown of “Loans and other payables” line by currency at December 31, 2022 and 2021, and the equivalent value of foreign-currency loans in euros, is as follows:

	Outstanding balance (in millions)
	Local Currency		Euros
Currency	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Euro	2,823	3,148	2,823	3,148
U.S. dollar	514	885	481	781
Brazilian real	1,688	225	303	36
Colombian peso	1,402,435	1,399,759	273	310
Mexican peso	4,501	64	217	3
Uruguayan peso	5,456	5,456	128	108
Chilean Peso	181,601	177,845	199	186
Other currencies			120	121
Total Group			4,544	4,693

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
•Interest rate risk: arises primarily in connection with changes in interest rates affecting: (i) financial expenses on floating-rate debt (or short-term debt likely to be renewed), (ii) the value of long-term liabilities at fixed interest rates and (iii) financial expenses and principal payments of inflation-linked financial instruments, considering interest rate risk as the impact of changes in inflation rates.
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

Exchange rate risk
The fundamental objective of the exchange rate risk management policy is that, in event of depreciation in foreign currencies relative to the euro, any potential losses in the value of the OIBDA generated by the businesses in such currencies (caused by depreciation in exchange rates of a foreign currency relative to the euro) are offset (to some extent) by savings from the reduction in the euro value of debt denominated in such currencies. This objective is also reflected on the decrease of the sensitivity to exchange rate variations of the net debt to OIBDA ratio, in order to protect the Group's solvency. The degree of exchange rate hedging varies depending on the type of investment and may easily and actively be adjusted. For transactions of purchase or sale of business in currencies other than euro, additional hedges can be made on the estimated prices of the transactions or on estimated cash flows and OIBDA.
At December 31, 2022, the net financial debt in Latin American currencies was equivalent to approximately 6,360 million euros (6,853 million euros in 2021). However, the Latin American currencies in which this debt is denominated is not distributed in proportion to the OIBDA generated in each currency. The future effectiveness of the strategy described above as an economic hedge of exchange rate risks therefore depends on which currencies depreciate relative to the euro.
Telefónica occasionally takes out dollar-denominated debt to hedge the euro-dollar intermediate component in the relation Euro-Latin American currencies, either in Spain (where such debt is associated with an investment as long as it is considered to be an effective hedge) or in the country itself, where the market for local currency financing or hedges may be inadequate or non-existent. At December 31, 2022, the Telefónica Group’s net financial debt denominated in dollars to hedge that component was equivalent to 978 million euros of asset position (418 million euros of asset position in 2021).
At December 31, 2022, net financial debt in pounds sterling was equivalent to 597 million euros (374 million euros at December 31, 2021). As a consequence of setting up in June 2021 of the joint venture VMO2 (see Note 2), the previous objective of maintaining a debt in pounds sterling in the consolidated balance sheet of the Group of twice OIBDA has been modified, as a result of changing the consolidation of UK assets (VMO2 is registered by equity method) and incorporating VMO2 to leverage higher than the ratio of twice Debt OIBDA. The synthetic debt target denominated in pounds will be directly related to the flows that are expected to be repatriated from VMO2.
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
In 2022, net foreign exchange results were obtained from the management of the exchange rate (excluding monetary correction) for a total negative net result of 23.4 million euros (negative net result of 0.2 million euros in 2021).

The following table illustrates the sensitivity of foreign currency gains and sensitivity losses and of equity to changes in exchange rates, where: a) in calculating the impact on the income statement, the exchange rate position affecting the income statement at the end of 2022 was considered constant during 2023; b) in calculating the impact on equity, only monetary items have been considered, namely debt and derivatives such as hedges of net investment and loans to subsidiaries related to the investment, breakdown of which is considered constant in 2023 and identical to that existing at the end of 2022. In both cases, Latin American currencies are assumed to change their value against the dollar and the rest of the currencies against the euro by 10%.

Millions of euros
Currency	Change	Impact on the consolidated income statement	Impact on consolidated equity
All currencies vs EUR	10%	(11)	(314)
USD vs EUR	10%	—	(48)
Other currencies vs EUR	10%	1	(56)
Latin American currencies vs USD	10%	(12)	(210)
All currencies vs EUR	(10%)	11	314
USD vs EUR	(10%)	—	48
Other currencies vs EUR	(10%)	(1)	56
Latin American currencies vs USD	(10%)	12	210
The Group’s monetary position in Venezuela at December 31, 2022 is a net asset position of 4,206 million Venezuelan digital bolivars equivalent to 87 million euros (240 million Venezuelan digital bolivars equivalent to 13 million euros at December 31, 2021). The net monetary position exposure in 2022 has been an asset position, which led to a higher financial expense of 101 million euros due to the effect of the monetary correction for inflation during the year (24 million euros of income in 2021).
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
The Telefónica Group’s financial expenses are exposed to changes in interest rates. In 2022 the Euro, Brazilian Real, British Pound, American Dollar and Chilean peso were the short-term rates that accounted for most of the exposure. In nominal terms, at December 31, 2022, 88.3% of Telefónica’s net financial debt was pegged to fixed interest rates for a period greater than one year, compared to 95.4% in 2021. Of the remaining 11.7% (net debt at floating rates or at fixed rates maturing within one year), no debt had interest rates bounded in a period over one year, the same as on December 31, 2021.
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

Net financial expenses amounted to 1,313 million euros in 2022, down 51 million euros compared to 2021, mainly due to extraordinary income related to the payment by the Spanish administration to the Group of delayed interest in connection with tax litigation in Spain, which more than offset the increase in the expenses due to the increase in interest rates and a higher level of debt denominated in Brazilian reais.
To illustrate the sensitivity of the Company's net financial expense to fluctuations in short-term interest rates, on one hand a 100 basis point increase in interest rates in all currencies in which Telefónica has financial positions at December 31, 2022, and a 100 basis point decrease in all currencies has been assumed, and on the other hand a constant position equal to the position at year-end has been considered.
To calculate the sensitivity of equity to fluctuations in interest rates, on one hand a 100 basis point increase in interest rates in all currencies and in all periods on the yield curve in which Telefónica has financial positions at December 31, 2022, and a 100 basis point decrease in all currencies and all periods was assumed, and on the other hand only positions with cash flow hedges were considered, which are basically the only positions in which changes in market value due to interest rate fluctuations are recognized in equity.

Millions of euros
Change in basis points (bp)	Impact on consolidated income statement	Impact on consolidated equity
+100bp	(34)	61
-100bp	34	(61)
Share price risk
The Telefónica Group is exposed to changes in the value of equity investments, of derivatives associated with such investments, of share-based payments plans, of treasury shares and of equity derivatives over treasury shares.
According to the share-based payments plans (see Note 27), the shares to be delivered to employees under such plan may be either Telefónica S.A. treasury shares, acquired by itself or any of its Group companies, or newly issued shares. The possibility of delivering shares to beneficiaries of the plans in the future, implies a risk since there could be an obligation to hand over a maximum number of shares at the end of each phase, whose acquisition (in the event of acquisition in the market) in the future could imply a higher cash outflow than required on the start date of each phase if the share price is above the corresponding price on the phase start date. In the event that new shares are issued for delivery to the beneficiaries of the plan, there would be a dilutive effect for ordinary shareholders of Telefónica as a result of the higher number of shares delivered under such plan outstanding.
In 2018, the General Shareholder’s Meeting approved a Long-Term Incentive Plan allocated to Senior Executive Officers of the Telefónica Group consisting of the delivery of shares of Telefónica, S.A. This plan has a total duration of five years and is divided into three mutually exclusive cycles of three years each. Each of the cycles commenced, respectively, in January 2018, 2019 and 2020. The first (2018) and the second (2019) of the three cycles matured on December 31, 2020 and on December 31, 2021 with a result of a delivery of shares to its participants in 2021 and in 2022, respectively.
In 2021, the General Shareholder’s Meeting approved a new Long-Term Incentive Plan allocated to Senior Executive Officers of the Telefónica Group consisting of the delivery of shares of Telefónica, S.A. This plan has a total duration of five years and is divided into three mutually exclusive cycles of three years each. In January 2021 and in January 2022 two cycles have commenced and the last one will start in January 2023 (see Note 27).
Finally, the 2022 Shareholder’s Meeting approved a Global Employee Incentive Share Purchase Plan for shares of Telefónica, S.A. for the Employees of the Telefónica Group, which is expected to deliver shares to its participants in 2024 (see Note 27).

To reduce the risk associated with variations in share price under these plans, Telefónica could acquire instruments that hedge the risk profile of some of these plans.
In addition, the Group may use part of the treasury shares of Telefónica, S.A. held at December 31, 2022 to cover shares deliverable under the outstanding Plans. The net asset value of the treasury shares could increase or decrease depending on variations in Telefónica, S.A.’s share price.

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
At December 31, 2022, the average maturity of net financial debt (26,687 million euros) was 13.11 years (including undrawn committed credit facilities).
At December 31, 2022, financial liabilities (Note 18) and lease liabilities (Note 20) scheduled to mature in 2023 amounted to 4,020 and 2,020 million euros, respectively. These maturities are lower than the amount of funds available, calculated as the sum of: a) cash and cash equivalents and current financial assets; b) annual cash generation projected for 2022, and c) undrawn credit facilities arranged with banks whose original maturity is over one year (an aggregate of 11,434 million euros at December 31, 2022), providing flexibility to the Telefónica Group with regard to accessing capital or credit markets in the next two years. For a further description of the Telefónica Group’s liquidity and capital resources in 2022, see Note 18 and Appendix V.
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
Regarding the first point, at December 31, 2022, the Telefónica Group’s Latin American companies had net financial debt not guaranteed by the Parent company of 2,462 million euros, which represents 9.2% of net financial debt of the Group. Nevertheless, in certain countries, such as Venezuela, there is a net cash balance (instead of a net liability balance).
Regarding the net repatriation of funds to Spain, 693 million euros from Latin America companies have been received in 2022, of which 652 million euros was in the form of dividends.
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
Meanwhile, with credit risk arising from cash and cash equivalents, the Telefónica Group places its cash surpluses in high quality money-market assets. These placements are regulated by a general framework, revised annually. Counterparties are chosen according to criteria of liquidity, solvency and diversification based on the conditions of the market and countries where the Group operates. The general framework sets: the maximum amounts to be invested by counterparty based on its rating (long-term debt rating) and the instruments in which the surpluses may be invested (money-market instruments). Additionally, for Treasury surpluses managed at Telefónica S.A, a criteria based on CDs has been added, similar to that used for the selection of counterparties to operate with derivatives, for the selection of counterparties for the placement of those surpluses.

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
Several Telefónica Group companies provide operating guarantees granted by external counterparties, which are offered during their normal commercial activity, in bids for licenses, permits and concessions, and spectrum acquisitions. At December 31, 2022, these guarantees amounted to approximately 6,657 million euros (6,192 million euros at December 31, 2021).
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

During 2022, the transition has been made to the new reference indices affected as of December 31, 2022, except for the USD Libor, whose transition will be made in June 2023. In the 2022 financial year, thanks to the decisions agreed in 2021 to manage the changes in the GBP Libor and CHF Libor, there have been no impacts from those changes.
Regarding to the Euribor, and according to the European Union Benchmarks Regulation, the Group expects that it will continue to exist as a benchmark rate for the foreseeable future.
The Group applies the amendments to IFRS 9 to those hedging relationships directly affected by IBOR reform, and therefore it assumes that the benchmark interest rate is not altered as a result of it. The detail of notional amounts of the hedging instruments in hedging relationships which are subject to the reform as of December 31, 2022 and December 31, 2021 is as follows:

	Gross notional in original currency (in millions)
Interest rate index/Tenor	2022	2021
USD Libor 3M	32,947	35,140
USD Libor 1M	—	—
USD Libor 6M	140	140
The corporate finance department leads a working team to manage the transition in the Group. It closely monitors the market and the outputs from the industry, including announcements by the IBOR regulators on the discontinuation dates of current IBORs, which have recently undergone changes.
Another relevant aspect of the reform is the need to incorporate substitute indexes (known as fallbacks) of the reference rates used into the contracts. In order to incorporate these substitute indexes into the contracts, The Group has decided not to adhere to the ISDA Protocol and has negotiated bilateral contracts with each affected counterparty during 2022 and 2021.
The Group will continue to apply the amendments of IFRS 9 until the uncertainty arising from the benchmark interest rate reforms with respect to the timing and amount of the underlying cash-flows to which the Group is exposed ends.
In relation to the benchmark interest rate reform, IFRS regulations have incorporated information requirements on the exposure of entities to benchmark interest rates in the process of transition at the close of financial year 2022.
At December 31, 2022 the book value of assets referenced to USD Libor rates amounts to 516 million euros (333 million euros at December 31, 2021) and the book value of financial liabilities including lease liabilities referenced to USD Libor rates amounts to 920 million euros (661 million euros at December 31, 2021).
Derivatives policy
At December 31, 2022, the nominal value of outstanding derivatives with external counterparties amounted to 83,706 million euros equivalent, a 1% decrease from December 31, 2021 (84,794 million euros equivalent). This figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying liability. For example, a foreign currency loan can be hedged into floating rate, and then each interest rate period can be fixed using a fixed rate hedge, or FRA (forward rate agreement) The high volume is also due to the fact that when a derivative transaction is canceled, the company may either cancel the derivative or take the opposite position, which cancels out the variability thereof. The second option is usually chosen in order to cut costs. Even using such techniques to reduce the position, it is still necessary to take extreme care in the use of derivatives to avoid potential problems arising through error or a failure to understand the real position and its associated risks.
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
Generally, the aim is to ensure that the hedging derivative and the hedged asset or liability belong to the same company. Sometimes, however, the holding companies (Telefónica, S.A. and Telefónica Latinoamérica Holding, S.L.) have arranged hedges on behalf of a subsidiary that owns the underlying asset. The main reasons for separating the hedge and the underlying asset were the chance of differences in the legal validity of local and international hedges (as a result of unforeseen legal changes) and the different credit ratings of the counterparties (of the Telefónica Group companies as well as those of the banks).
4) Ability to measure the derivative’s fair value using the valuation systems available to the Telefónica Group.
Telefónica uses several tools to evaluate and manage the risk involved in derivatives and debt. Among these tools are the Calypso system, extensively used in various financial institutions, and the specialized libraries in the MBRM financial calculation, both of which are widespread throughout the market and have shown proven reliability. In order to perform these calculations, customary market techniques are used when configuring the calculation methods, and information from money market curves is used on a daily basis as market inputs (swaps, depos, FRA, etc.) for interest rates, official fixings for exchange rates and the interest rates and volatility matrices for interest and exchange rates that are listed in the multi-contributor systems, Reuters and Bloomberg. For those yield curves that are less liquid or whose prices published in Reuters and Bloomberg are considered not to adequately reflect the market situation, these curves will be requested from relevant banks in these markets.
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
•Derivatives of Commodities associated to:
▪Price risk hedge (mainly Electricity) associated with the Group's own contracts.
▪Supporting the business lines that may need it and always hedging the commercial risks of the signed contracts. They would be settled by differences, this is, in a non-deliverable format.
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

Breakdown of financial results
The breakdown of the financial results recognized in 2022, 2021 and 2020 is as follows:

Millions of euros	2022	2021	2020
Interest income	384	191	185
Dividends received	25	14	12
Other financial income	894	174	159
Subtotal	1,303	379	356
Changes in fair value of asset derivatives at fair value through profit or loss	377	132	255
Changes in fair value of liability derivatives at fair value through profit or loss	(861)	(24)	(507)
Changes in the fair value of debt instruments and other assets at fair value to profit or loss	8	—	(3)
Transfer from equity of results of cash flow hedges - future cash flows that are no longer expected to happen	(2)	—	—
(Loss)/Gain on fair value hedges	(1,818)	(517)	563
Gain/(loss) on adjustment to items hedged by fair value hedges	1,763	527	(525)
Subtotal	(533)	118	(217)
Interest expenses	(1,548)	(1,290)	(1,320)
Financial expenses on lease liabilities (see Note 20)	(393)	(274)	(193)
Ineffective portion of cash flow hedges	(15)	(41)	45
Accretion of provisions and other liabilities	276	(169)	(280)
Other financial expenses	(317)	(137)	(131)
Subtotal	(1,997)	(1,911)	(1,879)
Net finance costs excluding foreign exchange differences and hyperinflation adjustments	(1,227)	(1,414)	(1,740)

"Other financial income" in 2022 includes 526 million euros corresponding to delayed interest after the Agreement for the Execution of the Judgment of the Audiencia Nacional issued on October 24, 2022 (see Note 25, Inspections of the tax group in Spain).

"Other financial income" in 2022 included 139 million euros corresponding to the default interest as a result of the final decisions in favor of Telefónica Brazil about the right to deduct the ICMS from the calculation basis of PIS/COFINS (90 million euros and 85 million euros in 2021 and 2020, respectively, see Note 25).

"(Loss)/Gain on fair value hedges" includes mainly the impact on income of fair value hedges contracted by Telefónica, S.A., which are similarly reflected under "Gain/(loss) on adjustment to items hedged by fair value hedges" and therefore, have no significant net impact on the consolidated income statement. The increase in both items with respect to previous years is a consequence of the increase in interest rates.

The impact of hyperinflation on the net monetary position of the Group’s subsidiaries in Argentina amounted to 39 million euros in 2022 (25 million euros in 2021 and 43 million euros in 2020) and is recorded under Exchange differences in the consolidated income statement.

Evolution of derivative instruments
The movement of the net position of derivatives during the years ended December 31, 2022 and December 31, 2021 is as follows:

Millions of euros	Movement in 2022	Movement in 2021
Opening balance of assets/(liabilities)	1,573	13
Financing payments	715	34
Financing proceeds	(89)	89
Interest (proceeds)/payments	283	(91)
Other (proceeds)/payments	(17)	(31)
Fair value adjustments through other comprehensive income	1,031	1,733
Movements with counterparty in the income statement	(2,649)	(538)
Translation differences	169	393
Other movements	(4)	(29)
Closing balance of assets/(liabilities)	1,012	1,573

The variation in 2022 represents a decrease of 561 million euros of asset (increase of 1,560 million euros of liability in 2021) mainly due to the increase in dollar and euro interest rates and the evolution of the EUR/USD exchange rate. These variations are mostly by a similar impact and in the opposite direction in the hedge accounting of the different issuances and loans in dollar and euro currency of the Telefónica Group.
As of December 31, 2022 the derivatives portfolio amount a net positive value of 1,012 million euros (a net positive value of 1,573 as of December 31, 2021). This amount includes a net positive value of 638 million euros due to hedges (cross currency swaps) to transfer financial debt issued in foreign currency to local currency (a positive value of 188 million euros at December 31, 2021).

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
Derivatives arranged by the Group at December 31, 2022 are detailed in Appendix IV.

The breakdown of Telefónica’s hedges and other derivative instruments at December 31, 2022 and December 31, 2021, their fair value at year-end and the expected maturity schedule is as set forth in the table below:

December 31, 2022
	Notional amount - Maturities (*)					Book value of the derivative and no-derivative instruments (**)
Millions of euros	2023	2024	2025	Later	Total	Non-current asset	Current asset	Non-current liabilities	Current liabilities	Total
Derivative instruments of accounting hedges	(2,034)	116	(77)	7,237	5,242	(2,404)	(466)	1,317	78	(1,475)
Interest rate risk	(795)	2	(123)	(5,590)	(6,506)	(211)	(187)	446	9	57
Cash flow hedges	3	—	—	1,114	1,117	(26)	(4)	8	9	(13)
Fair value hedges	(798)	2	(123)	(6,704)	(7,623)	(185)	(183)	438	—	70
Exchange rate risk	(1,340)	34	—	9,284	7,978	(1,742)	(213)	711	68	(1,176)
Cash flow hedges	744	34	—	8,824	9,602	(1,742)	(57)	704	30	(1,065)
Fair value hedges	837	—	—	460	1,297	—	(87)	7	28	(52)
Net investments hedges	(2,921)	—	—	—	(2,921)	—	(69)	—	10	(59)
Interest rate and exchange rate risk	101	80	46	3,543	3,770	(451)	(66)	160	1	(356)
Cash flow hedges	101	80	46	3,234	3,461	(445)	(66)	74	1	(436)
Fair value hedges	—	—	—	309	309	(6)	—	86	—	80
Undesignated derivatives	(1,964)	(479)	(525)	(2,363)	(5,331)	(264)	(246)	706	267	463
Other derivatives of interest rate	(1,539)	(688)	(525)	(2,363)	(5,115)	(264)	(59)	631	16	324
Other derivatives of exchange rate	(1,132)	—	—	—	(1,132)	—	(179)	—	145	(34)
Other derivatives	707	209	—	—	916	—	(8)	75	106	173
Total derivative instruments	(3,998)	(363)	(602)	4,874	(89)	(2,668)	(712)	2,023	345	(1,012)
No derivatives instruments of accounting hedges (***)	—	141	—	—	141	—	—	141	—	141
Exchange rate risk	—	141	—	—	141	—	—	141	—	141
Fair value hedges	—	—	—	—	—	—	—	—	—	—
Net investments hedges	—	141	—	—	141	—	—	141	—	141
(*) For interest rate hedges, the positive amount is in terms of "fixed payment.” For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.
(**) Positive amounts indicate payables.
(***) Of the hedging instruments that are not derivatives,141 million euros correspond to "Loans and other debts"" (see Note 18).

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
(*) For interest rate hedges, the positive amount is in terms of "fixed payment.” For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.
(**) Positive amounts indicate payables.
(***) Of the hedging instruments that are not derivatives, 132 million euros correspond to "Loans and other debts" (see Note 18).

The detail of hedged items by fair value hedges at December 31, 2022 and December 31, 2021 are as follows:

December 31, 2022
	Hedged items carrying amount				Accumulated amount in the hedged item adjusted by fair value hedge (*)
Millions of euros	Interest rate risk	Exchange rate risk	Interest rate and exchange rate risk	Total	Interest rate risk	Exchange rate risk	Interest rate and exchange rate risk	Total	Of which: accumulated amount of any hedge item that have cesased to be adjusted for gains and losses
Assets	15	250	—	265	8	22	—	30	—
Financial assets and other non-current assets	8	96	—	104	8	1	—	9	—
Receivables and other current assets	—	152	—	152	—	21	—	21	—
Other current financial assets	7	—	—	7	—	—	—	—	—
Other heading of assets	—	2	—	2	—	—	—	—	—
Liabilities	8,125	1,295	1,619	11,039	(88)	(38)	67	(59)	21
Non-current financial liabilities	7,735	468	1,454	9,657	(89)	—	15	(74)	36
Payables and other non-current liabilities	—	60	—	60	—	(2)	—	(2)	—
Current financial liabilities	387	11	165	563	—	—	52	52	1
Payables and other current liabilities	3	756	—	759	1	(36)	—	(35)	(16)
(*) Accumulated amount adjusted by fair value hedge is shown with negative sign when it reduces the value (lowest liability or lowest asset) and viceversa.

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

The evolutions of hedges in equity at December 31, 2022 and December 31, 2021 are as follows:

	Derivative instruments				No derivative instruments	Total Gross amount	Tax effect	Total hedges in equity
	Gains (losses) of cash flow hedges			Derivatives - Net investment hedges	No Derivatives - Net investment hedges
Millions of euros	Interest rate risk	Exchange rate risk	Exchange rate and interest rate risks
Balance at 12/31/2021	(70)	247	(270)	705	(5)	607	(170)	437
Changes in the fair value registered in equity	4	1,235	612	(743)	(4)	1,104	(284)	820
Transfer to the initial value of hedged item	1	(2)	(7)	—	—	(8)	2	(6)
Transfer to the income statement of the period - the hedged future cash flows are no longer expected to happen	—	1	—	—	—	1	—	1
Transfer to the income statement of the period - the hedged item has affected profit or loss	26	(620)	(127)	10	—	(711)	181	(530)
Total translation differences	2	—	2	(6)	—	(2)	5	3
Other movements	—	—	—	4	—	4	(4)	—
Balance at 12/31/2022	(37)	861	210	(30)	(9)	995	(270)	725
Amounts remaining in equity for continuing hedges	10	826	290	(30)	(9)	1,087
Amounts remaining in equity from any hedging relationship for which hedge accounting is no longer applied	(47)	35	(80)	—	—	(92)
Balance at 12/31/2022	(37)	861	210	(30)	(9)	995

The total amount of "Transfer to the income statements of the period - the hedged item has affected profit or loss" has impacted in financial results, reported under "Interest expenses" amounted to +181 million euros (+72 million euros in 2021), see detail of "Net finance costs excluding foreign exchange differences and hyperinflation adjustments" in this Note, and in exchange differences amounted to +536 million euros (+873 million euros in 2021).

	Derivative instruments				No derivative instruments	Total Gross amount	Tax effect	Total hedges in equity
	Gains (losses) of cash flow hedges			Derivatives - Net investment hedges	No Derivatives - Net investment hedges
Millions of euros	Interest rate risk	Exchange rate risk	Exchange rate and interest rate risks
Balance at 12/31/2020	(154)	(443)	(523)	2,061	—	941	(295)	646
Changes in the fair value registered in equity	34	1,473	445	(353)	(5)	1,594	(396)	1,198
Transfer to the initial value of hedged item	—	(1)	(1)	—	—	(2)	1	(1)
Transfer to the income statement of the period - the hedged future cash flows are no longer expected to happen	—	—	—	—	—	—	—	—
Transfer to the income statement of the period - the hedged item has affected profit or loss	48	(782)	(188)	(962)	—	(1,884)	478	(1,406)
Total translation differences	2	—	(3)	—	—	(1)	1	—
Other movements	—	—	—	(41)	—	(41)	41	—
Balance at 12/31/2021	(70)	247	(270)	705	(5)	607	(170)	437
Amounts remaining in equity for continuing hedges	(7)	211	(184)	705	(5)	720
Amounts remaining in equity from any hedging relationship for which hedge accounting is no longer applied	(63)	36	(86)	—	—	(113)
Balance at 12/31/2021	(70)	247	(270)	705	(5)	607
The evolution of cost of hedging in equity in 2022 and 2021 are as follows:

	Exchange rate risk	Total gross amount	Tax effect	Total cost of hedging in equity
	Forward element /CBS
Millions of euros	A time - period related hedge item
Balance at 12/31/2020	(75)	(75)	19	(56)
Changes in the fair value registered in equity	128	128	(32)	96
Transfer to the income statement of the period - the hedged item has affected profit or loss	(10)	(10)	2	(8)
Balance at 12/31/2021	43	43	(11)	32
Changes in the fair value registered in equity	(59)	(59)	15	(44)
Transfer to the income statement of the period - the hedged item has affected profit or loss	(9)	(9)	2	(7)
Balance at 12/31/2022	(25)	(25)	6	(19)

The details of the ineffective portion of accounting hedges with impact on the income statement in 2022 and 2021 are as follows:

2022
Millions of euros	Changes in fair value of the hedging instrument	Changes in the fair value of hedges item for the hedged risk	Ineffective portion hedged registered in the income statement
Interest rate risk	(1,257)	(1,238)	(19)
Cash flow hedges	35	35	—
Fair value hedges	(1,292)	(1,273)	(19)
Exchange rate risk	(8)	(8)	—
Cash flow hedges	1,108	1,108	—
Net investment hedges	(1,116)	(1,116)	—
Interest rate and exchange rate risk	462	475	(13)
Cash flow hedges	462	475	(13)
Total	(803)	(771)	(32)

2021
Millions of euros	Changes in fair value of the hedging instrument	Changes in the fair value of hedges item for the hedged risk	Ineffective portion hedged registered in the income statement
Interest rate risk	(142)	(143)	1
Cash flow hedges	8	7	1
Fair value hedges	(150)	(150)	—
Exchange rate risk	960	994	(34)
Cash flow hedges	1,510	1,544	(34)
Net investment hedges	(550)	(550)	—
Interest rate and exchange rate risk	412	418	(6)
Cash flow hedges	412	418	(6)
Total	1,230	1,269	(39)

Note 20. Lease liabilities

The evolution of lease liabilities in 2022 and 2021 were as follows:

Millions of euros	Lease liabilities
Balance at 12/31/2021	8,070
Additions	2,487
Principal and interests payments	(2,361)
Principal payments (Note 28)	(1,996)
Interests payments (Note 28)	(365)
Disposals	(59)
Business combinations	124
Accrued interests	393
Translation differences and hyperinflation adjustments	246
Transfers and others	(223)
Balance at 12/31/2022	8,677

Millions of euros	Lease liabilities
Balance at 12/31/2020	5,294
Additions	2,030
Sale of the towers division of Telxius	2,650
Principal and interests payments	(1,859)
Principal payments (Note 28)	(1,782)
Interests payments (Note 28)	(246)
Minus: Payments of companies held for sale and sold companies during 2021	169
Disposals	(288)
Business combinations	14
Accrued interests (1)	259
Translation differences and hyperinflation adjustments	29
Transfers and others	(59)
Balance at 12/31/2021	8,070
(1) Total accrued interests in 2021 amounted to 274 million euros, including the additions corresponding to companies held for sale and sold companies during the annual reporting period (see Note 19).
"Additions" includes fixed asset sale and leaseback transactions, which amounted to 125 million euros in 2022 (51 million euros in 2021). The gain recorded in 2022 and 2021 for sale and leaseback transactions amounted to 381 million euros and 263 million euros, respectively (see Note 26).
"Business combinations" in 2022 include 117 million euros of lease liabilities related to the acquisition of rights of use of Oi (see Note 29), as well as, 2 and 5 million euros for the incorporation of the Incremental group and the BE-terna group, respectively (see Note 2 and 5).
"Business combinations" in 2021 corresponded to the acquisition of Cancom (see Note 5) amounted to 14 million euros.
There are commitments for leases not started at December 31, 2022 amounting to 1,569 million euros, mainly related to the sites construction agreement between Telefónica Germany GmbH and Telxius Towers Germany GmbH (at December 31, 2021 1,307 million euros).
In 2021 Telxius sold its telecommunications towers division to American Tower Corporation (see Note 2). The Telefónica Group operators maintained the leases agreements of the towers signed with the companies sold subsidiaries of Telxius. Consequently, as of the closing date of the transactions, lease liabilities were recorded in the consolidated statement of financial position in the amount of 2,775 million euros. “Sale of the towers division of

Telxius” also includes the recognition of lease liabilities with third parties corresponding to the second phase of the sale agreement between Telefonica Germany and ATC in the amount of 125 million euros.
"Transfers and others" in 2022 includes the reclassification of lease liabilities on the shutdown site contracts of Pegaso PCS amounting to 264 million euros.
"Transfers and others" in 2021 included the reclassification of lease liabilities of Telefónica El Salvador amounted to 43 million euros to "Liabilities associated with non-current assets and disposal groups held for sale" of the statement of financial position (see Note 30).
The maturity schedule of lease liabilities at December 31, 2022 is as follows:

Millions of euros
	Current	Non-Current
Maturity	2023	2024	2025	2026	2027	Subsequent years	Non-current total	Total
Lease liabilities	2,107	1,700	1,413	1,064	851	2,173	7,201	9,308

Note 21. Payables and other non-current liabilities
The composition of “Payables and other non-current liabilities” of the Telefónica Group at December 31, 2022 and December 31, 2021 is as follows:

Millions of euros	12/31/2022	12/31/2021
Payables	1,914	1,733
Trade payables	463	236
Payables for spectrum acquisition	1,293	1,361
Other payables	158	136
Other non-current liabilities	1,632	1,356
Contractual liabilities (Note 23)	891	829
Deferred revenue	199	217
Current tax payables	542	310
Total	3,546	3,089
"Non-currrent debt for spectrum acquisition" as of December 31, 2022 and December 31, 2021, is detailed below:

Millions of euros	12/31/2022	12/31/2021
Telefónica Spain	74	79
Telefónica Colombia	85	—
Telefónica Brazil	243	292
Telefónica Germany	891	990
Total	1,293	1,361
The outstanding liabilities at December 31, 2022 from the acquisition of spectrum licenses by Telefónica Brazil in November 2021 (see Note 6) amounted to 1,844 million Brazilian real (331 million euros) including 1,192 million Brazilian reais (214 million euros) are classified as non-current. At December 31, 2021, outstanding liabilities amounted to 4,451 million Brazilian reais (704 million euros at exchange rate of 2021), including 1,704 million Brazilian reais (270 million euros at closing exchange rate of 2021) were classified as non-current.
In June 2019 Telefónica Germany acquired a total of 90 MHz spectrum at a cost of 1,425 million euros. The Company, like the other auction participants, reached an agreement to defer payments in interest-free annual installments until 2030, instead of an upfront one-time payment (see Appendix VI). In 2022 and 2021, payments amounting to 108 million euros have been made each year (see Note 28). The current value of the debt at December 31, 2022 amounted to 998 million euros (1,097 million euros at December 31, 2021), 891 million euros have a maturity of more than twelve months (990 million euros at December 31, 2021).
Payments for financed licenses for the years 2022 and 2021 amounted to 657 and 165 million euros, respectively (see Note 28).

“Deferred revenues” include grants amounting to 53 million euros at December 31, 2022 (55 million euros at December 31, 2021).

Note 22. Payables and other current liabilities
The composition of “Payables and other current liabilities” at December 31, 2022 and December 31, 2021 is as follows:

Millions of euros	12/31/2022	12/31/2021
Payables	12,018	11,872
Trade payables	7,545	6,982
Payables to suppliers of property, plant and equipment	2,841	2,752
Payables for spectrum acquisition	248	569
Other payables	1,088	997
Dividends pending payment	203	228
Payables to associates and joint ventures (Note 10)	93	344
Other current liabilities	1,491	1,338
Contract liabilities (Note 23)	1,038	958
Deferred revenue	102	115
Advances received	350	265
Other liabilities to associates and joint ventures (Note 10)	1	—
Total	13,509	13,210
"Current debt for spectrum acquisition" as of December 31, 2022 and December 31, 2021, is detailed below:

Millions of euros	12/31/2022	12/31/2021
Telefónica Germany	107	107
Telefónica Colombia	17	5
Telefónica Brazil	117	434
Telefónica Spain	7	7
Others	—	16
Total	248	569
At December 31, 2022 and December 31, 2021, “Payables for spectrum acquisition”, includes the debt maturing within twelve months of the spectrum licenses in Telefónica Brazil adquired in November 2021 and the spectrum licenses in Telefónica Germany adquired in June 2019 (see Note 21).
“Payables to associates and joint ventures" at December 31, 2021 included the obligation in relation to the O2 UK pension plans arising as a result of the constitution of VMED O2 UK Ltd amounted to 213 million pounds sterling (253 million euros at closing exchange rate of 2021, see Notes 10 and 29.c).

“Deferred revenue” includes grants amounting to 17 million euros at December 31, 2022 (12 million euros at December 31, 2021).
The composition of current "Other payables" at December 31, 2022 and December 31, 2021 is as follows:

Millions of euros	12/31/2022	12/31/2021
Accrued employee benefits	608	516
Other non-financial non-trade payables	480	481
Total	1,088	997
Information on average payment period to suppliers. Third additional provision, “Information requirement” of Law 15/2010 of July 5, modified by Law 18/2022, of September 28.
In accordance with the aforementioned Law 15/2010, the following information corresponding to the Spanish companies of the Telefónica Group is disclosed:

	2022	2021
Number of days
Weighted average maturity period	53	54
Ratio of payments	55	56
Ratio of outstanding invoices	42	42
Millions of euros
Total payments	8,362	7,671
Outstanding invoices	1,251	1,264
On October 19, 2022, Law 18/2022, of September 28, on the creation and growth of companies, came into force, which modifies the third additional provision of Law 15/2010. The new standard establishes the obligation to publish in annual accounts, in addition to the information already required, the monetary volume and number of invoices paid in a period less than the maximum established in the late payment regulations, and the percentage they represent of the total number of invoices and on the total monetary payments to your suppliers. This information for the 2022 financial year is shown below:

2022
Monetary volume of invoices paid in a period less than the maximum established in the regulations (millions of euros)	4,899
Percentage of total payments	59%
Number of invoices paid in a period less than the maximum established in the regulations	157,523
Percentage of the total number of invoices paid	54%
The Telefónica Group’s Spanish companies adapted their internal processes and payment schedules to the provisions of Law 15/2010 (amended by Law 31/2014) and Royal Decree-Law 4/2013, amending Law 3/2004, which establishes measures against late payment in commercial transactions. Engagement conditions with commercial suppliers in 2022 included payment periods of up to 60 days, according to the terms agreed between the parties.
For efficiency purposes and in line with general business practices, Telefónica Group companies in Spain have agreed payment schedules with suppliers, whereby most of the payments are made on set days of each month. Invoices falling due between two payment days are settled on the following payment date in the schedule.
Payments to Spanish suppliers in 2022 surpassing the established legal limit were the result of circumstances or incidents beyond the payment policies, mainly the delay in issuing invoices (legal obligation of the supplier), the closing of agreements with suppliers over the delivery of goods or rendering of services, or occasional processing issues.
The average payment period to suppliers of the Telefónica Group’s companies in Spain in 2022, calculated in accordance with the only additional provision of the Resolution of the Instituto de Contabilidad y Auditoría de Cuentas (Spanish Accounting and Audit Institute) of January 29, 2016, amounted to 53 days (54 days in 2021).

Note 23. Breakdown of contractual assets and liabilities, and capitalized costs
The movement of contractual assets and capitalized costs in 2022 and 2021 is as follows:

Millions of euros	Balance at 12/31/2021	Additions	Disposals	Transfers	Translation differences and hyperinflation adjustments	Balance at 12/31/2022
Long-term contractual assets (Note 12)	209	261	(12)	(100)	1	359
Contractual assets	210	261	(12)	(100)	1	360
Impairment losses	(1)	—	—	—	—	(1)
Short-term contractual assets (Note 14)	133	294	(337)	100	5	195
Contractual assets	141	295	(340)	100	6	202
Impairment losses	(8)	(1)	3	—	(1)	(7)
Total	342	555	(349)	—	6	554

Millions of euros	Balance at 12/31/2020	Additions	Disposals	Transfers	Translation differences and hyperinflation adjustments	Balance at 12/31/2021
Long-term contractual assets (Note 12)	145	113	—	(49)	—	209
Contractual assets	146	113	—	(49)	—	210
Impairment losses	(1)	—	—	—	—	(1)
Short-term contractual assets (Note 14)	104	180	(198)	48	(1)	133
Contractual assets	113	182	(201)	48	(1)	141
Impairment losses	(9)	(2)	3	—	—	(8)
Total	249	293	(198)	(1)	(1)	342

Once the amounts recognized as contract assets become receivables, which normally occurs when they are invoiced, they are transferred to the "Trade receivables" heading. In this regard, the balance of the contract assets account basically represents amounts not yet due.

The movement of the deferred expenses in 2021 and 2020 is as follows:

Millions of euros	Balance at 12/31/2021	Additions	Disposals	Transfers	Translation differences and hyperinflation adjustments	Other movements	Balance at 12/31/2022
Non-current capitalized costs (Note 12)	555	820	(2)	(547)	19	9	854
Of obtaining a contract	371	671	—	(447)	6	9	610
Of fulfilling a contract	184	149	(2)	(100)	13	—	244
Impairment losses	—	—	—	—	—	—	—
Current capitalized costs (Note 14)	668	630	(987)	547	20	7	885
Of obtaining a contract	537	509	(801)	448	10	7	710
Of fulfilling a contract	131	121	(186)	99	10	—	175
Impairment losses	—	—	—	—	—	—	—
Total	1,223	1,450	(989)	—	39	16	1,739

Millions of euros	Balance at 12/31/2020	Additions	Disposals	Transfers	Translation differences and hyperinflation adjustments	Other movements	Balance at 12/31/2021
Non-current capitalized costs (Note 12)	331	631	—	(401)	(6)	—	555
Of obtaining a contract	212	496	—	(334)	(3)	—	371
Of fulfilling a contract	119	135	—	(67)	(3)	—	184
Impairment losses	—	—	—	—	—	—	—
Current capitalized costs (Note 14)	580	489	(799)	400	(2)	—	668
Of obtaining a contract	469	388	(653)	333	—	—	537
Of fulfilling a contract	111	101	(146)	67	(2)	—	131
Impairment losses	—	—	—	—	—	—	—
Total	911	1,120	(799)	(1)	(8)	—	1,223
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
The movement of contractual liabilities of contracts with customers in 2022 and 2021 is as follows:

Millions of euros	Balance at 12/31/2021	Additions	Disposals (previous years)	Disposals (current year)	Transfers	Translation differences and hyperinflation adjustments	Other movements	Balance at 12/31/2022
Long-term contractual liabilities (Note 21)	829	300	(2)	—	(242)	6	—	891
Short-term contractual liabilities (Note 22)	958	5,546	(984)	(4,756)	236	16	22	1,038
Total	1,787	5,846	(986)	(4,756)	(6)	22	22	1,929

Millions of euros	Balance at 12/31/2020	Additions	Disposals (previous years)	Disposals (current year)	Transfers	Translation differences and hyperinflation adjustments	Other movements	Balance at 12/31/2021
Long-term contractual liabilities (Note 21)	762	270	(4)	(11)	(206)	18	—	829
Short-term contractual liabilities (Note 22)	976	5,182	(725)	(4,694)	204	2	13	958
Total	1,738	5,452	(729)	(4,705)	(2)	20	13	1,787
The maturity schedule of contractual liabilities at December 31, 2022 is as follows:

Millions of euros	2023	2024	2025	Subsequent years	Total
Contractual liabilities, activation fees	23	9	2	1	35
Contractual liabilities, sales of prepay cards	524	—	—	—	524
Contractual liabilities, services	308	75	30	64	477
Contractual liabilities, sales of handsets	26	5	—	—	31
Contractual liabilities, sales of other equipments	3	—	—	20	23
Contractual liabilities, irrevocable rights to use	70	69	62	421	622
Other contractual liabilities	84	17	16	100	217
Maturity of performance obligations	1,038	175	110	606	1,929

Note 24. Provisions
The amounts of provisions in 2022 and 2021 are as follows:

	12/31/2022			12/31/2021
Millions of euros	Current	Non-current	Total	Current	Non-current	Total
Employee benefits	885	4,093	4,978	1,003	5,395	6,398
Termination plans	135	241	376	254	374	628
Post-employment defined benefit plans	9	329	338	8	400	408
Other benefits	741	3,523	4,264	741	4,621	5,362
Dismantling of assets	26	502	528	25	552	577
Other provisions	720	1,910	2,630	413	1,715	2,128
Total	1,631	6,505	8,136	1,441	7,662	9,103

a) Employee benefits
In 2022 the Group recorded a provision of 179 million euros (1,663 million euros in 2021). In 2022, 57 million euros corresponds to Teléfonica Spain (1,382 million euros in 2021, mainly relating to the Individual Suspension Plan described in “Other benefits”). The distribution by segment of the restructuring costs, in terms of their impact on operating income, is as follows:

Millions of euros	2022	2021
Telefónica Spain	57	1,382
Telefónica Germany	16	22
Telefónica Hispam	98	174
Other companies	8	85
Total	179	1,663
Termination plans
The movement in provisions for termination plans in 2022 and 2021 is as follows:

Millions of euros	Total
Provisions for termination plans at 12/31/2020	785
Additions	249
Retirements/amount applied	(409)
Translation differences, hyperinflation adjustments and accretion	3
Provisions for termination plans at 12/31/2021	628
Additions	106
Retirements/amount applied	(311)
Transfers	(43)
Translation differences, hyperinflation adjustments and accretion	(4)
Provisions for termination plans at 12/31/2022	376

Telefónica Spain
The 2011-2013 labor force reduction plan in Telefónica de España, concluded with 6,830 participating employees and the provisions recorded at December 31, 2022 and 2021 amounted to 38 million euros and 145 million euros, respectively.
The companies bound by these commitments calculated provisions required at 2022 and 2021 year-ends using the biometric table PERM2020 published in the resolution of December 17, 2020 combined with the invalidity table published in the ministerial order of 1977 and a high quality credit market based interest rate.

The discount rate used for the termination plans of Telefónica Spain at December 31, 2022 was 3.43% with an average plan length of 0.74 years.
Post-employment defined benefit plans
The Group has a number of defined benefit plans in the countries where it operates. The following tables present the main data of these plans:

12/31/2022
Millions of euros	Germany	Brazil	Hispam	Others	Total
Obligation	208	622	64	19	913
Assets	(101)	(751)	—	(18)	(870)
Net provision before asset ceiling	107	(129)	64	1	43
Asset ceiling	—	266	—	—	266
Total	107	137	64	1	309
Net provision	117	138	75	8	338
Net assets	10	1	11	7	29

12/31/2021
Millions of euros	Germany	Brazil	Hispam	Others	Total
Obligation	322	549	67	22	960
Assets	(99)	(660)	—	(15)	(774)
Net provision before asset ceiling	223	(111)	67	7	186
Asset ceiling	—	199	—	—	199
Total	223	88	67	7	385
Net provision	231	103	67	7	408
Net assets	8	15	—	—	23
The movement in the present value of obligations in 2022 and 2021 is as follows:

Millions of euros	Germany	Brazil	Hispam	Other	Total
Present value of obligation at 12/31/2020	350	643	74	19	1,086
Translation differences	—	5	(4)	1	2
Current service cost	10	4	2	1	17
Interest cost	2	48	7	—	57
Actuarial losses and gains	(36)	(115)	(4)	1	(154)
Benefits paid	(4)	(36)	(4)	(1)	(45)
Plan curtailments	—	—	(22)	—	(22)
Other movements	—	—	18	1	19
Present value of obligation at 12/31/2021	322	549	67	22	960
Translation differences	—	74	(7)	1	68
Current service cost	11	3	4	1	19
Interest cost	3	54	6	—	63
Actuarial losses and gains	(123)	(10)	3	—	(130)
Benefits paid	(5)	(48)	(4)	(1)	(58)
Plan curtailments	—	—	(3)	—	(3)
Other movements	—	—	(2)	(4)	(6)
Present value of obligation at 12/31/2022	208	622	64	19	913
Movements in the fair value of plan assets in 2022 and 2021 are as follows:

Millions of euros	Germany	Brazil	Other	Total
Fair value of plan assets at 12/31/2020	95	693	13	801
Translation differences	—	6	1	7
Interest income	—	51	—	51
Actuarial losses and gains	3	(42)	—	(39)
Participants contributions	2	—	—	2
Benefits paid	(2)	(33)	—	(35)
Transfers	1	—	1	2
Other movements	—	(15)	—	(15)
Fair value of plan assets at 12/31/2021	99	660	15	774
Translation differences	—	89	1	90
Interest income	1	65	—	66
Actuarial losses and gains	(1)	(2)	—	(3)
Company contributions	2	—	—	2
Benefits paid	(3)	(42)	—	(45)
Transfers	3	—	2	5
Other movements	—	(19)	—	(19)
Fair value of plan assets at 12/31/2022	101	751	18	870

Telefónica Brazil pension plans
Telefónica Brazil sponsors the following post-employment benefit plans:

Plans	Management entity	Sponsor
Health plans
Plano de Assistência Médica ao Aposentado y Programa de Coberturas Especiais (PAMA/PCE)	Fundação Sistel de Seguridade Social	Telefônica Brasil, jointly and severally with other companies resulting from the privatization of Telebrás (Telecomunicações Brasileiras, S.A.)
Assistencia médica – Lei 9.656/98	Telefônica Brasil	Telefônica Brasil, Terra Networks, TGLog and TIS
Pension plans
PBS Assistidos (PBS-A)	Fundação Sistel de Seguridade Social	Telefônica Brasil, jointly and severally with other companies resulting from the privatization of Telebrás (Telecomunicações Brasileiras, S.A.)
CTB	Telefônica Brasil	Telefônica Brasil
Telefônica BD	Visão Prev	Telefônica Brasil
Planes VISAO	Visão Prev	Telefônica Brasil, Terra Networks, TGLog, TIS and Clound Co

The main actuarial assumptions used in valuing these plans are as follows:

	12/31/2022	12/31/2021
Discount rate	9.75% - 9.83%	8.56% - 8.78%
Nominal rate of salary increase	4.57% - 6.35%	4.32% - 6.09%
Long-term inflation rate	3.50%	3.25%
Growth rate for medical costs	6.61%	6.35%
Mortality tables	AT 2000 M/F	AT 2000 M/F
The discount rate and growth rate for medical costs are considered to be the most significant actuarial assumptions with a reasonable possibility of fluctuations depending on demographic and economic changes and may significantly change the amount of the post-employment benefit obligation. The sensitivity to changes in these assumptions is shown below:

	Present value of the discounted obligation at the current discount rate	Present value of the obligation by increasing the discount rate by 0.5%	Present value of the obligation by reducing the discount rate by 0.5%
Pension plans	354	341	367
Health plans	268	253	286
Total obligation	622	594	653

	Present value of the obligation at the current growth rate for medical costs	Present value of the obligation by increasing the rate by 1%	Present value of the obligation by reducing the rate by 1%
Pension plans	354	354	354
Health plans	268	305	238
Total obligation	622	659	592

Other employee benefits
Telefónica de España, Telefónica Móviles España and Telefónica Soluciones Individual Suspension Plans
In 2015 Telefónica de España, S.A.U., Telefónica Móviles España, S.A.U. and Telefónica Soluciones de Informática y Comunicaciones de España, S.A.U. signed the first Collective Bargaining Agreement of Related Companies (CEV). This agreement considered elements that included a plan of measures for individual suspension of the employment relationship in 2016 and 2017, applying principles of voluntariness, universality, non-discrimination and social responsibility. In December 2016, the Collective Bargaining Agreement of Related Companies was extended until 2018 by virtue of the provisions thereof. In September 2019 Telefónica España signed the second Collective Agreement of Related Companies that includes, among other aspects, an "Individual Suspension Plan" that is completely voluntary for the year 2019, with the same conditions as the previous one. In 2021, Telefónica España signed a Social Pact for Employment supported by the largest trade unions, which contemplate and Individual Suspension Plan of employment, fully voluntary (see Note 2).
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
At the end of each period, the current value of the forecast payment flows to meet the commitments of these programs (applying certain hypotheses regarding estimated number of accessions and future reintegration ratio) is recognized. At 2022 and 2021 year-ends, this figure was calculated using the biometric table PERM2020 published in the resolution of December 17, 2020 combined with the invalidity table published in the ministerial order of 1977 and a high quality credit market based interest rate.
The provision at December 31, 2022 amounted to 4,150 million euros (5,240 million euros at December 31, 2021).
The discount rate used for these provisions at December 31, 2022 was 3.71% with an average plans length of 3.53 years.
Sensitivity of the valuation
The table below shows the sensitivity of the value of termination, post-employment and other obligations, including the Individual Suspension Plans of Telefónica Group companies in Spain to changes in the discount rate:

-100 b.p.		+100 b.p.
Impact on value	Impact on income statement	Impact on value	Impact on income statement
(147)	(147)	138	138
A 100 b.p. increase in the discount rate would reduce the value of the liabilities by 138 million euros and have a positive impact on the income statement of 138 million euros before tax. On the other hand, a 100 b.p. decrease in the discount rate would increase the value of the liabilities by 147 million euros and have a negative impact on the income statement of 147 million euros before tax.
The Telefónica Group actively manages this position and has arranged a derivatives portfolio to significantly reduce the impact of changes in the discount rate (see Note 19).
b) Provisions for dismantling of assets
The movement of provision for dismantling of assets in 2022 and 2021 is as follows:

Millions of euros
Dismantling of assets at December 31, 2020	677
Additions	36
Accretion	(39)
Retirements/amount applied	(35)
Transfers	(4)
Business sale	(47)
Translation differences and other	(11)
Dismantling of assets at December 31, 2021	577
Additions	141
Accretion	(160)
Retirements/amount applied	(41)
Transfers	16
Translation differences and other	(5)
Dismantling of assets at December 31, 2022	528
"Business sale” in 2021 included the second phase of the sale of towers by Telefonica Germany (see Note 2).
The detail by segments of provision for dismantling of assets in 2022 and 2021 is as follows:

Millions of euros	12/31/2022	12/31/2021
Telefónica Spain	18	21
Telefónica Germany	323	396
Telefónica Brazil	71	60
Telefónica Hispam	116	100
Total	528	577
c) Other provisions
The movement in “Other provisions” in 2022 and 2021 is as follows:

Millions of euros
Other provisions at December 31, 2020	1,894
Additions and accretion	795
Retirements/amount applied	(600)
Transfers	45
Translation differences and other	(6)
Other provisions at December 31, 2021	2,128
Additions and accretion	856
Retirements/amount applied	(646)
Business combinations	226
Transfers	(7)
Translation differences and other	73
Other provisions at December 31, 2022	2,630

"Business combinations" in 2022 mainly correspond to provisions related to the acquisition of mobiles assets of Oi (see Note 5).
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
The balance of these provisions at December 31, 2022 and December 31, 2021 is shown in the following table:

Millions of euros	12/31/2022	12/31/2021
Tax proceedings	446	340
Regulatory proceedings	336	314
Labor claims	97	77
Civil proceedings	214	148
Amounts to be refunded to customers	108	—
Provision for fines for canceling lease agreements	99	—
Total	1,300	879
Additionally, Telefónica Brazil recognized contingent liabilities according to IFRS 3 generated on acquisition of the controlling interest of Vivo Participaçoes in 2011, GVT in 2015 and the mobile assets of Oi in 2022 (see Note 5). These contingent liabilities amounted to 176 million euros at December 31, 2022 (77 million euros at December 31, 2021).
In 2022, Complementary Law No. 194 was enacted in Brasil, leading to a reduction in the tax rate ICMS on communications services and the respective refund of these amounts to customers. The provision in Telefónica Brasil at December 31, 2022 amounted to 108 million euros.
"Provision for fines for canceling lease agreements" relates to the acquisition of Garliava, resulting from the sale or shutdown of sites (see Note 5).
The detail of provisions for tax proceedings by nature of risk is as follows:

Millions of euros	12/31/2022	12/31/2021
Federal taxes	140	118
State taxes	200	133
Municipal taxes	8	6
FUST	98	83
Total	446	340

The breakdown of changes in provisions for tax proceedings in 2022 and 2021 is as follows:

Millions of euros
Balance at 12/31/2020	282
Movements with a counterparty in the income statement	44
Write-offs due to payment	(19)
Monetary updating	29
Translation differences	4
Balance at 12/31/2021	340
Movements with a counterparty in the income statement	31
Write-offs due to payment	(6)
Monetary updating	37
Translation differences	44
Balance at 12/31/2022	446
Group management and legal counsel understand that losses are possible from tax contingencies in federal, state, municipal and other taxes for an aggregated amount of 33,473 million Brazilian reals (6,009 million euros) as of December 31, 2022 (30,249 million Brazilian reals, 4,786 million euros as of December 31, 2021). The possible contingencies from the main income tax proceedings (federal tax) are described in Note 25.
Noteworthy state tax-related contingencies include the "ICMS" tax (see Note 25). Moreover, Telefónica Brazil presently has different open proceedings regarding the Fundo de Universalização de Serviços de Telecomunicações (FUST, refer to Note 29).
With regard to regulatory proceedings, Telefónica Brazil is party to administrative proceedings against Agencia Nacional de Telecomunicações (ANATEL) based on an alleged failure to meet sector regulations and judicial proceedings to contest sanctions applied by ANATEL at the administrative level. Consolidated provisions totaled 1,869 million Brazilian reals (336 million euros) at December 31, 2022 (1,986 million Brazilian reals, 314 million euros at December 31, 2021). In addition, Group management and legal counsel understand that losses are possible from regulatory contingencies amounting to 5,845 million Brazilian reals (1,049 million euros) at December 31, 2022 (4,545 million Brazilian reals, 719 million euros at December 31, 2021), including the sanction for breaches of the Fixed Telephony Regulation (see Note 29.a).
In addition, Group management and legal counsel understand that losses are possible from civil proceedings, amounting to 391 million euros at December 31, 2022 (335 million euros at December 31, 2021).
In some situations, in connection with a legal requirement or presentation of guarantees, judicial deposits are made to secure the continuance of the claims under discussion. The judicial deposits by nature of risk at December 31, 2022 and December 31, 2021 are as follows:

Millions of euros	12/31/2022	12/31/2021
Tax proceedings	280	238
Labor claims	21	29
Civil proceedings	248	132
Regulatory proceedings	54	45
Garnishments	4	4
Total	607	448
Current (see Note 15)	106	17
Non-current (see Note 12)	501	431

Note 25. Tax matters

Pursuant to a Ministerial Order dated December 27, 1989, Telefónica, S.A. files consolidated tax returns in Spain for certain Group companies. The consolidated tax group comprised 47 companies at December 31, 2022 (45 companies at December 31, 2021).
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
Deferred taxes movement
The movements in deferred taxes in the Telefónica Group in 2022 and 2021 are as follows:

Millions of euros	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2021	5,616	2,602
Additions	1,080	685
Disposals	(1,877)	(400)
Transfers	21	(30)
Translation differences and hyperinflation adjustments	42	184
Company movements and others	2	26
Balance at December 31, 2022	4,884	3,067

Millions of euros	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2020	6,416	2,620
Additions	952	499
Disposals	(1,697)	(472)
Transfers	2	(60)
Translation differences and hyperinflation adjustments	(36)	42
Company movements and others	(21)	(27)
Balance at December 31, 2021	5,616	2,602

The Group assesses the recoverability of deferred tax assets based on the future activities carried out by the different companies, on tax regulations in the different countries in which these companies operate, and on the strategic decisions affecting the companies.
Main changes registered in 2022
In July 2022, Telefónica was notified of the Supreme Court's ruling rejecting the appeal filed by the State Attorney's Office against the Supreme Court's ruling of October 29, 2021, which had upheld the criteria for the use of tax losses and deductions maintained by Telefónica in relation to the settlement agreements arising from the corporate income tax audit for those years (see Inspections of the tax group in Spain in this note). On October 24, 2022, the Supreme Court's ruling was enforced, ordering the refund to Telefónica of 790 million euros for taxes paid in those years, as well as 526 million euros in late-payment interest (see "Breakdown of financial result" in Note 19). As a result of the new assessments made, in 2022 tax credits of Telefónica, S.A.'s tax group that had been capitalized at December 31, 2021, amounting to 512 million euros for tax loss carryforwards and 278 million euros for tax credits, were derecognized. Also, in relation to the above, an addition of deferred tax assets of the tax group was recorded, with a balancing entry in the income tax of the consolidated income statement of tax loss carryforwards in the amount of 58 million euros and a derecognition of tax credits for deductions in the amount of 16 million euros.

In December 2022, the consortium formed by CAA and Vauban (see Note 2) acquired 45% of Bluevia Fibra, S.L. (Bluevia) for an amount of 1,021 million euros in cash. The transaction has not had any impact on the consolidated income statement as it is a change in the percentage of ownership that has not resulted in a loss of control. In the context of this transaction, Bluevia acquired from Telefónica de España a number of assets constituting the business object of Bluevia (see Note 29.c) at their fair value at the transaction date, which was higher than the pre-existing net book value, generating an accounting gain at the headquarters of Telefónica de España which, as Bluevia is outside the consolidation perimeter of the tax group of Telefónica, S.A., forms part of the taxable income of the aforementioned tax group. However, from an accounting point of view, this difference in value is not reflected in the consolidated accounts as it is a transaction between companies of the same Group. The difference between the tax value of these assets in Bluevia and their book value in the Group's consolidated accounts has generated an asset for deductible temporary differences amounting to 548 million euros, recorded as additions in the table above.
As of December 31, 2022, the estimated recoverability of the deferred tax assets of the companies that continue to form part of the tax group after the exit of Bluevia has been assessed. As a result of this analysis, a reversal of deferred tax assets for tax loss carryforwards amounting to 85 million euros and 112 million euros of deductions has been recorded.
In 2022 there were additions of deferred tax assets for 10 million euros as a result of the provisions recognized during the year in relation to the various workforce restructuring plans and other obligations with employees of the companies include in the group in Spain (see Note 24). Likewise, disposals of deferred tax assets in 2022 included the impact of the materialization of these provisions and its financial update, amounting to 319 million euros.
Telefónica Germany recognized tax credits for loss carryforwards generated in previous years amounting to 76 million euros and applied tax loss carryforwards amounting to 46 million euros in 2022. Furthermore, Telefónica Germany recognized deferred tax liabilities disposals amounting to 42 million euros.
The additions of deferred tax assets included tax credits recognized for 76 million euros by the German company Group 3G UMTS Holding GmbH. Furthermore, this company applied tax loss carryforwards in 2022 amounting to 76 million euros.
Telefónica Brazil recognized deferred tax assets amounting to 78 million euros and applied tax loss carryforwards amounting 86 million euros in 2022. In addition Telefónica Brazil, recognized deferred tax liabilities amounting to 59 million euros and disposals amounting to 212 million euros.
Telefónica Colombia recognized deferred tax assets amounting to 26 million euros and applied tax loss carryforwards amounting 119 million euros in 2022. Furthermore, recognized deferred tax liabilities amounting to 22 million euros.
The movements relating to deferred taxes recognized directly in equity in 2022 amounted to 238 million euros of additions (net position of higher deferred tax liabilities) and 44 million euros of disposals (net position of higher deferred tax liabilities).
Likewise, the amount of recognized deferred tax liabilities associated with investments in subsidiaries amounted to 319 million euros as of December 31, 2022 (220 million euros as of December 31, 2021). The amount of unrecognized deferred tax liabilities associated with investments in subsidiaries amounted to 234 million euros as of December 31, 2022 (256 million euros as of December 31, 2021).
Main changes registered in 2021
Following the recoverability analysis of the Tax Group's deferred tax assets in Spain as of December 31, 2021, a reversal of deferred tax assets for tax loss carryforwards and deductions was recorded, with a balancing entry in income tax, amounting to 294 million euros (69 million euros of tax loss carryforwards and 225 million euros of deductions).

In addition in 2021, the company completed the tax audit procedure for the years 2014 to 2017, which involved the consumption of deferred tax assets amounting to 199 million euros of tax loss carryforwards and 193 million euros of deductions.

In addition to this, deferred tax liabilities and the associated deferred tax asset of 143 million euros was derecognized, after the state aid recuperation procedure corresponding to the years 2005 to 2018 goodwill tax amortization (see Tax deductibility of financial goodwill in Spain, later in this note).

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
Telefónica Brazil recognized deferred tax assets amounting to 221 million euros, mainly as a consequence of the Federal Supreme Court ruling of September 24, 2021, recognizing the unconstitutionality of the taxation in the Corporate Income Tax of interest received on taxes unduly paid in previous periods. In addition, recognized deferred tax liabilities amounting to 179 million euros mainly related to the tax amortization of goodwill.
Telefónica Germany recognized tax credits for loss carryforwards generated in previous years amounting to 77 million euros and applied tax loss carryforwards amounting to 118 million euros in 2021. Furthermore, Telefónica Germany recognized deferred tax liabilities disposals amounting to 110 million euros.
The additions of deferred tax assets included tax credits recognized for 72 million euros by the German company Group 3G UMTS Holding GmbH. Furthermore, this company applied tax loss carryforwards in 2021 amounting to 66 million euros.

In September 2021, the Social Investment Law (Law 2155 of 2021) was approved in Colombia, which establishes that as of 2022, the general income tax rate for legal entities is 35%. As a result of this amendment, the company recorded deferred tax assets additions of 71 million euros in 2021.

The movements relating to deferred taxes recognized directly in equity in 2021 amounted to 27 million euros of additions (net position of higher deferred tax liabilities) and 196 million euros of disposals (net position of higher deferred tax assets).

Expected realization of deferred tax assets and liabilities
The estimated realization of deferred tax assets and liabilities recognized in the consolidated statement of financial position in 2022 is as follows:

Millions of euros
12/31/2022	Total	Less than 1 year	More than 1 year
Deferred tax assets	4,884	749	4,135
Deferred tax liabilities	3,067	296	2,771
Deferred tax assets less than one year mainly come from the Tax Group in Spain (458 million euros at December 31, 2022).

Deferred tax assets
Deferred tax assets in the accompanying consolidated statements of financial position include the tax loss carryforwards, unused tax credits recognized and deductible temporary differences recognized at the end of the reporting period.

Millions of euros	12/31/2022	12/31/2021
Tax credits for loss carryforwards	2,011	2,639
Unused tax deductions	565	903
Deferred tax assets for temporary differences	2,308	2,074
Total deferred tax assets	4,884	5,616
Tax credits for loss carryforwards
The movements in Tax credits for loss carryforwards in the Telefónica Group in 2022 and 2021 are as follows:

Location of the company (Millions of euros)	Balance at 12/31/2021	Additions	Reversals	Perimeter changes	Translation differences and other	Balance at 12/31/2022
Spain	999	58	(600)	—	—	457
Germany	778	153	(122)	1	—	810
Latin America	861	64	(216)	—	32	741
Other	1	3	(1)	—	—	3
Total tax credits for loss carryforwards	2,639	278	(939)	1	32	2,011

Location of the company (Millions of euros)	Balance at 12/31/2020	Additions	Reversals	Perimeter changes	Translation differences and other	Balance at 12/31/2021
Spain	1,283	—	(283)	—	(1)	999
Germany	813	150	(184)	—	(1)	778
Latin America	645	285	(41)	—	(28)	861
Other	—	—	—	2	(1)	1
Total tax credits for loss carryforwards	2,741	435	(508)	2	(31)	2,639

The Spanish tax group considers that unused tax loss carryforwards in Spain, taking into account tax litigation in which the group is involved, amount to 3,825 million euros at December 31, 2022:

Millions of euros	Total	Less than 1 year	More than 1 year
Tax loss carryforwards generated in the tax group	1,755	—	1,755
Tax loss carryforwards generated before consolidation in the tax group	2,070	143	1,927

Total tax credits for loss carryforwards in Spain in the statement of financial position at December 31, 2022 amounted to 457 million euros (999 million euros at December 31, 2021). Total unrecognized tax credits for loss carryforwards of the Spanish tax group amounted to 498 million euros. These tax credits do not expire.
The Group companies in Germany have recognized 810 million euros of tax credits for loss carryforwards at December 31, 2022. Total unrecognized tax credits for loss carryforwards of these companies amount to 5,452 million euros. These tax credits do not expire.
Recognized tax credits in the consolidated statement of financial position arising from the Latin American subsidiaries at December 31, 2022 amounted to 741 million euros. Total unrecognized tax credits for tax loss carryforwards in Latin America amounted to 683 million euros.

Deductions
The Group has recognized 565 million euros of tax credits from deductions at December 31, 2022, in Spain (903 millIon euros in 2021), generated primarily from export activity, R+D+i, double taxation and donations to non-profit organizations.
Temporary differences
The sources of deferred tax assets and liabilities from temporary differences recognized at December 31, 2022 and 2021 are as follows:

Millions of euros	12/31/2022	12/31/2021
Goodwill and intangible assets	828	244
Property, plant and equipment	473	350
Personnel commitments	1,278	1,577
Provisions	935	817
Inventories and receivables	324	308
Rights of use	51	59
Lease liabilities	1,049	1,068
Other concepts	267	187
Total deferred tax assets for temporary differences	5,205	4,610
Deferred tax assets and liabilities offset	(2,897)	(2,536)
Total deferred tax assets for temporary differences registered in the statement of financial position	2,308	2,074

Millions of euros	12/31/2022	12/31/2021
Goodwill and intangible assets	1,970	1,712
Property, plant and equipment	1,282	1,204
Personnel commitments	12	11
Provisions	447	403
Investments in subsidiaries, associates and other shareholdings	374	278
Inventories and receivables	—	6
Rights of use	1,046	1,093
Other concepts	833	431
Total deferred tax liabilities for temporary differences	5,964	5,138
Deferred tax assets and liabilities offset	(2,897)	(2,536)
Total deferred tax liabilities for temporary differences registered in the statement of financial position	3,067	2,602

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

Tax payables and receivables
Current tax payables and receivables at December 31, 2022 and 2021 are as follows:

Millions of euros	Balance at 12/31/2022	Balance at 12/31/2021
Tax payables
Tax withholdings	96	98
Indirect taxes	390	476
Social security	114	163
Current income taxes payable	957	1,120
Other	363	169
Total	1,920	2,026

Millions of euros	Balance at 12/31/2022	Balance at 12/31/2021
Tax receivables
Indirect taxes	569	705
Current income taxes receivable	1,549	1,310
Other	95	105
Total	2,213	2,120

The heading "Current income taxes receivable" as of December 31, 2022 includes a receivable from Telxius Telecom amounting to 876 million euros (875 as of December 31, 2021) corresponding to the income tax for the 2021 fiscal year, which was mainly generated by the second advance corporation tax paid for 2021 ("minimum instalment payment regime", regulated by RDL 2/2016 of 30 September, which is calculated on the positive result of the consolidated profit and loss account of its tax group whose parent company is Telxius Telecom). The profit obtained on the sale of its tower division subsidiaries, despite being tax exempt (at 95%) from corporate income tax, was nevertheless included in the basis for calculating the instalment payment. This credit was included into consideration for the annual corporate income tax return for 2021, which was filed in July 2022. The effective recovery of this credit has taken place in January 2023.
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
Additionally, Telefónica Brazil has another legal proceeding that became final in 2018 for which it partially recognized the credit. The remaining portion of this process, relating to the period from April 1998 to June 2002 was not recognized at that time, as Telefónica Brazil considered it to be a contingent asset and, therefore, did not meet the parameters for its accounting recognition. In August 2022, based on the evolution of more recent decisions handed down by the STF that could impact the process in question, Telefónica Brazil, supported by the opinions of its legal advisors, concluded that the aforementioned process reached the status of net recoverability and therefore would be entitled to the accounting recognition of the remaining portion of the credit. Consequently, in 2022 1,146 million Brazilian reais (212 million euros at the average exchange rate of December, 2022) has been registered in "Current income taxes receivable". The impact in the consolidated income statement at 2022 amounted to 397 million Brazilian reals (73 million euros) reducing "Taxes other than income tax" within "Other expenses" (see Note 26), 749 million Brazilian reals (139 million euros) in "Finance income" (see Note 19) and 67 million Brazilian reals correspond to monetary updating (12 million euros). In 2022 the Company started the offset of said credit.
At December 31, 2022 the credits pending compensation for the refund for the payments of PIS/COFINS amounting to 787 million Brazilian reals, equivalent to 141 million euros at the closing exchange rate of December 31, 2022 (1,579 million Brazilian reais at December 31, 2021, 250 million euros at the closing exchange rate).

Reconciliation of book profit before taxes to taxable income
The reconciliation between book profit before tax and the income tax expense from continuing operations for 2022, 2021 and 2020 is as follows:

Millions of euros	2022	2021	2020
Accounting profit before tax	2,960	12,095	2,583
Tax expense at prevailing statutory rate	797	2,768	532
Permanent differences	(793)	(1,705)	289
Changes in deferred tax charge due to changes in tax rates	1	51	14
(Capitalization)/reversal of tax deduction and tax relief	88	225	(103)
(Capitalization)/reversal of loss carryforwards	197	(307)	(88)
Increase/(decrease) in tax expense arising from temporary differences	43	84	(8)
Other concepts	308	262	(10)
Corporate income tax	641	1,378	626
Breakdown of current/deferred tax expense
Current tax expense	(218)	831	462
Deferred tax expense	859	547	164
Total Corporate income tax	641	1,378	626
2022
"Permanent differences" in 2022, mainly includes 651 million of income corresponding to the last corporate simplification implemented in Brazil due to the approval in 2021 of a new Telecommunications Law (Law 14.195 of 26 August 2021), the consequent repeal of Decree 2.617/1998, which abolishes the obligation to control a telecommunications company through a Brazilian company.
Likewise, as a result of the closure of the tax inspection of Group 3G UMTS Holding GmbH for several years up to 2015 and once it was confirmed that no adjustment was proposed, the company has reversed the provision that had been recorded for this purpose, with an impact on Corporate income tax of 186 million euros and in Finance income of 69 million euros. This movement has not had any cash effect.
(Capitalization)/reversal of tax deduction and tax relief in 2022 mainly includes the reversal of deferred tax assets for tax credits of the Telefónica, S.A. tax group amounting to 112 million euros, with a balancing entry in deferred tax expense.
(Capitalization)/reversal of loss carryforwards in 2022 mainly includes the effect of unrecorded tax loss carryforwards generated in the year and the reversal of tax loss carryforwards generated in prior years of the Telefónica, S.A. tax group, amounting to 326 million euros and 85 million euros, respectively. On the other hand, the recognition of tax credits for tax loss carryforwards generated in previous years of Telefónica Germany and Group 3G UMTS Holding GmbH are included too in (Capitalization)/reversal of loss carryforwards in 2022, amounting to 152 million euros (see Main changes registered in 2022 above in this note).
Other items in 2022 mainly include an expense of 241 million euros as a result of the provision for tax contingencies recorded during the year by Telefónica del Perú (see Tax litigation at Telefónica del Perú later in this note).
2021
"Permanent differences" in 2021 mainly included the effect of the corporate income tax exemption on capital gains generated on the constitution of VMED O2 UK and on the sale of Telxius' telecommunications tower division (see Note 2). It also included 387 million euros expense for the signing of the Settlement Agreement following the closure of the corporate income tax audit for the years 2014 to 2017 in Spain referred to in the section "Inspections of the tax group in Spain" of this note.

"Changes in deferred tax charge due to changes in tax rates" in 2021 included the impact of the change in the corporate income tax rate in Argentina, United Kingdom and Colombia. In Argentina the Law 27,630 of June 16, 2021 of the Corporation Tax established an increase in the nominal tax rate from 30% to 35% with retroactive effect from January 1st, 2021. In addition, on May 24, 2021 a change in the nominal tax rate from 19% to 25% was substantially enacted in the United Kingdom, which will begin to apply on April 1st, 2023. In September 2021, the so-called Social Investment Law (Law 2155 of 2021) was approved in Colombia, which established that as of 2022, the general income tax rate for legal entities is 35%. As a result of these changes in tax rates, a net deferred tax effect was recorded with a counterpart in Corporate income tax, amounting to 51 million euros.
"(Capitalization)/reversal of loss carryforwards" in 2021 included the recognition of tax credits in Telefónica Germany and Group 3G UMTS amounting to 77 million euros and 72 million euros, respectively, the recognition of tax credits in Brazil amounting to 221 million euros as a result of the decision of the Supreme Federal Court of 24 September 2021 referred to in the section "Main changes registered in 2021" of this note, partially compensated by the reversal of the tax group in Spain amounting to 65 million euros.
"Increase/(decrease) in tax expense arising from temporary differences" in 2021 mainly included the effect of deductible temporary differences not recognized in Telefónica México, amounting to 83 million euros.
The heading "Other concepts" in 2021 included an expense of 97 million euros as a result of the provision for tax contingencies recorded by Telefónica del Perú in the year (see "Tax litigation in Telefónica del Perú" later in this note) and 97 million euros for the taxation of dividend income from Spanish companies.
2020
"Permanent differences" in 2020 included the effect of the non-deductible charge for the impairment losses on goodwill and other assets of Telefónica Argentina (see Note 7).
"(Capitalization)/reversal of loss carryforwards" in 2020 included the recognition of tax credits in Telefónica Germany and Group 3G UMTS amounting to 159 million euros and 24 million euros, respectively, partially compensated by the reversal of the tax group in Spain amounting to 101 million euros.
"Increase/(decrease) in tax expense arising from temporary differences" in 2020 mainly included the recognition of deferred tax assets amounting to 184 million euros corresponding to deductible temporary differences of assets of Telxius Towers Germany, partially compensated by the effect of deductible temporary differences not recognized in Telefónica México, amounting to 152 million euros.
Tax deductibility of financial goodwill in Spain
The tax regulations added article 12.5 to the Spanish Corporate Income Tax Law, which came into force on January 1, 2002. The article regulated the deductibility of tax amortization of financial goodwill (fondo de comercio) arising from the acquisition of non-Spanish companies, which could be amortized over 20 years at 5% per annum.
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
The Telefónica Group, under this regulation, has been amortizing for tax purposes the financial goodwill from its investments, both direct and indirect, in O2, BellSouth and ColTel (prior to December 21, 2007) and Vivo (acquired in 2010). The positive accumulated effect of the corresponding settlements of corporate income tax from 2004 to the closing of December 31, 2022, was 2,042 million euros.
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
The proceedings initiated on the Third Decision, suspended until the resolution of the 1st and 2nd Decisions, were reactivated in October 2021, and are still pending first instance judgment.
Notwithstanding the above, the "Tax and Customs Control Unit of the Spanish Tax Authority" (Dependencia de Control Tributario y Aduanero de la Agencia Tributaria), in compliance with the obligation set out in the EC Decision (EU) 2015/314, recovered in March 2019 and February 2021, the amounts that had been deducted in connection with the amortization of goodwill for the indirect acquisition of non-resident companies from 2005 to 2015 and 2016 to 2018 respectively, and has notified in December 2022 the recovery of the relevant amounts for the years 2019 to 2020.The recovery of such amounts is provisional, pending the final rulings on the appeals brought against the three decisions. The amount paid by Telefónica after offsetting outstanding tax credits (tax losses carryforward and deductions) amounted to 12 million euros.
Notwithstanding the fact that Telefónica understands that the principle of legitimate expectations in relation to this tax incentive applies, in relation to tax-amortized goodwill through the purchase of some companies for which the applicability of the legitimate expectations principle is questioned, mainly Vivo, the Group has released in 2021 the provision for the recovered part, 143 million euros, and has decided to continue provisioning the amount of the goodwill amortized for tax purposes, and not recovered by the Administration which amounted to 406 million euros as of December 31, 2022 (343 million euros as of December 31, 2021).
Inspections of the tax group in Spain
In July 2019, new inspection procedure were initiated for several of the companies belonging to Tax Group 24/90, of which Telefónica, S.A. is the dominant company. The concepts and periods that have been audited are: Corporate Income Tax for the years 2014 to 2017 and Value Added Tax, Withholdings Income Tax for the second half of 2015 and from 2016 to 2018.

A Settlement Agreement was signed in October 2021, in which Telefónica manifested its agreement with certain of the tax assessments resulting from the inspection (specifically, with respect to the tax treatment of the exchange differences generated by assets denominated in Venezuelan bolivars), and its disagreement with others (mainly the consideration of exempt income of the “Juros sobre capital propio” since 2015), producing an impact on results (tax expense) of 387 million euros, with a deferred tax asset reduction as detailed in "Main changes registered in 2021" in Note 25 to the Consolidated Financial Statements. However, the tax assessments did not result in a significant cash outflow as the Telefónica Group had tax credits, which substantially offset their impact.

The closing of the inspection procedure took place in January 2022, with the Settlement Agreement being notified, and which the Company challenged in an economic-administrative procedure at the Central Economic-Administrative Court due to the adjustments with which it did not agree, mainly related to the "juros sobre el capital propio". On 9 December 2022, the Company received a rejection resolution from the Central Economic-Administrative Court, which will be challenged on the National High Court.
In relation to the 2008-2011 inspection procedure, in July 2022 Telefónica was notified of the Supreme Court's decision rejecting the appeal for cassation filed by the State Attorney's Office against the judgment of the Audiencia Nacional (National High Court) of October 29, 2021. This confirmed the criteria used by Telefónica, S.A. for the use of tax losses carryforward and deductions in relation to the liquidation agreements derived from the Corporate Income Tax inspection of those years.
On October 24, 2022, an Agreement for the Execution of the Judgment of the Audiencia Nacional (National High Court) was issued, which orders the refund to Telefónica of an amount of 790 million euros for taxes paid in those years, as well as an amount of 526 million euros as delayed interest. Said amounts were collected on October 28, 2022.
As a consequence of the final outcome of the litigation above mentioned, no additional liabilities were recorded as of December 31, 2022

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
To date the most significant issues have focused on the requirement to collect ICMS on penalties charged to customers for non-compliance, and complementary or additional services to the basic telecommunications services such as value-added services, modem rental, and the application of this tax on the basic fee (assinatura básica). In the case of the latter (assinatura básica), the Supreme Court has established that the tax is only payable in respect of assessments for periods after October 2016.
All related procedures are being contested in all instances (administrative and court proceedings). The aggregate amount of the relevant proceedings, updated to take into account interest, fines and other items, is approximately 21,712 million Brazilian reais as of December 31, 2022 (approximately 3,898 million euros at the exchange rate on that date, see Note 24 to the Consolidated Financial Statements), 19,164 million Brazilian reais as of December 31, 2021 (approximately 3,032 million euros at the exchange rate on that date). Telefónica Brazil has obtained independent expert reports supporting its position, i.e. that the aforesaid services are not subject to ICMS.
Federal taxes
In addition, there are possible contingencies in relation to the income tax federal taxes for the total amount of 29,778 million Brazilian reais as of December 31, 2022 (approximately 5,346 million euros at the exchange rate on that date), 18,078 million Brazilian reais as of December 31, 2021 (approximately 2,860 million euros at the exchange rate on that date), mainly related to the tax amortization in Brazil in the years 2011 to 2020 of the goodwill originated in the acquisitions of Vivo and GVT and their subsequent merger with Telefónica Brasil. These proceedings are at the administrative and judicial stage and no provisions have been made since the potential risk associated with them has been classified as "not probable" and Telefónica Brazil has received independent expert reports that support this view.
There are other probable contingencies in relation to the income tax federal taxes for the total amount of 104 million Brazilian reais as of December 31, 2022 (approximately 19 million euros at the exchange rate on that date), 98 million Brazilian reais as of December 31, 2021 (approximately 16 million euros at the exchange rate on that date). The Company has recognized a provision for this amount.
Tax litigation in Telefónica del Perú
In relation to tax claims in Peru, it should be noted that Telefónica del Perú is party to numerous legal proceedings (contentious administrative proceedings (ACAs) and appeals (amparos)) for tax matters relating to corporate income tax and VAT, mainly for the years 1998 to 2005, the most relevant being those corresponding to the years 1998 to 2001 (relating to corporate income tax, payments in advance, credit balances, associated VAT, interest and applicable penalties).
The evolution of the appeals of the different cases from the period 1998 to 2001 has been uneven and complex over the last few years, but we can highlight the second instance Judgment of 2015, which was partially upheld; the Supreme Court Judgments of 2019; the January 2020 Supreme Court Ruling, annulling the previous rulings of 2000 and 2001 in relation to the provision for doubtful debts; the Constitutional Court Rulings in 2021 in relation to the settlement of late payment interest, partially upheld; and the Supreme Court Rulings of 2021 and 2022 on the credit balance from 1999 used in 2000.

On January 17 and 18, 2023, Telefónica del Perú received notifications of the judgments handed down by the Supreme Court that resolved, in the last instance and unfavorably to the Company (references to the “Company” in this section refer to Telefónica del Perú), the contentious administrative proceedings relating to income tax for the years 1998, 2000 and 2001.

The rulings issued by the Fifth Chamber of Constitutional and Social Transitory of the Supreme Court do not contain any payment mandate to the Company, as the rulings issued in the administrative contentious proceedings were resolved on concepts derived from a pronouncement of the Tax Court. At the end of these proceedings - and any others that may be applicable - the Tax Administration, through an administrative act, will determine the amount of the corresponding payment obligations.

Because there were certain adjustments on which the rulings had been definitive since 2015 (positively for the Company in relation to the deductibility of the rental of public spaces and negatively in the case of the deductibility of certain financial charges), the Company previously recorded a provision with an impact on income tax, the amount of which has been updated periodically and constantly depending on the evolution of the various proceedings and the applicable interest rates.

In addition to the above, in June 2022 a new ruling was received from the Tax Court in relation to the corporate income tax of Telefónica Móviles del Perú for 2000. This ruling was favorable to the Company with respect to the recognition of the tax value of certain network assets and unfavorable with respect to the deductibility of the exchange rate tax.

In relation to all these proceedings, the Group considers that the initial amount claimed by the Peruvian government has been exponentially increased by the accrual of interest generated by the delay, not attributable to the Company, of almost 20 years in processing the lawsuits, meaning that almost 80% of the total amount claimed is due to interest and fines. And all this, despite the fact that in 2021 the Constitutional Court itself ruled in favor of Telefónica del Perú, recognizing that it had been charged interest for delays not attributable to the company.

For this and other reasons, the Group has been in international arbitration before ICSID since March 2021 for various conducts of the Peruvian State in violation of the Agreement for the Promotion and Reciprocal Protection of Investments between Spain and Peru (see Note 29.a).

The Company has recorded the necessary provisions for the contingencies considered probable, leaving as possible contingencies an amount of 560 million Peruvian soles at December 31, 2022 (approximately 138 million euros).

As of December 31, 2022, the total amount of tax contingencies related to Telefónica del Perú that the Group has recognized in its consolidated financial statements, including as the most relevant amount that related to the aforementioned judgements and rulings received since 2015, plus accrued interest and other above-mentioned impacts, amounts to 3,849 million Peruvian soles which is equivalent to 945 million euros at the exchange rate of December 31, 2022.
Years open for inspection in the Group companies
The years open for review by the tax inspection authorities for the main applicable taxes vary from one consolidated company to another, based on each country’s tax legislation, taking into account their respective statute of limitations periods. In Spain the taxes from 2018 onwards are open to inspection.
In the other countries in which the Telefónica Group has a significant presence, the years open for inspection by the relevant authorities are generally as follows:
•The last eleven years in Germany.
•The last eight years in the United Kingdom.
•The last seven years in Argentina.
•The last six years in Venezuela
•The last five years in Brazil, Mexico, Colombia, Uruguay and the Netherlands.
•The last four years in Peru.
•The last three years in Chile, Ecuador and the United States.
The tax inspection of the open years is not expected to give rise to additional material liabilities for the Group.

Note 26. Revenue and expenses
Revenues
The breakdown of Revenues for the years 2022, 2021 and 2020 is as follows:

Millions of euros	2022	2021	2020
Rendering of services	34,854	34,117	37,394
Sales	5,139	5,160	5,682
Total	39,993	39,277	43,076
Sales mainly include the sale of mobile terminals.
Other income
The breakdown of “Other income” is as follows:

Millions of euros	2022	2021	2020
Own work capitalized	783	771	873
Gain on disposal of businesses	205	11,008	67
Gain on disposal of property, plant and equipment	582	478	270
Gain on disposal of intangible assets	1	7	6
Government grants	16	13	17
Other operating income	478	396	354
Total	2,065	12,673	1,587
"Gain on disposal of businesses" in 2022 mainly includes the gain from the sale of fiber optics assets of Colombia Telecomunicaciones, amounting to 162 million euros and the gain from the establishment of the joint company for the deployment of fiber in the United Kingdom amounting to 20 million euros (see Note 10).
"Gain on disposal of businesses" in 2021 mainly included the gain from the sale of the towers division of Telxius (6,099 million euros, see Note 2), the gain generated in the constitution of the joint venture VMO2 (4,460 million euros, see Note 2), the gain from the sale of 60% of the shares of InfraCo, SpA (274 million euros, see Note 2) and the gain from the sale of Telefónica de Costa Rica (136 million euros, see Note 2).
"Gains on disposal of companies" in 2020 included the impact of the initial registration of Telefónica's joint venture with Allianz for the deployment of fiber (FTTH) in Germany (see Note 29.c).
"Gain on disposal of property, plant and equipment" includes the gains on sale and leaseback transactions, which amounted to 381 million euros, 263 million euros and 79 million euros in 2022, 2021 and 2020, respectively (Note 20).

Other expenses
The breakdown of “Other expenses” is as follows:

Millions of euros	2022	2021	2020
Leases included in "Other expenses" (1)	86	80	89
Other external services	8,731	8,604	9,617
Taxes other than income tax	834	703	902
Change in trade provisions	693	660	860
Losses on disposal of fixed assets and changes in provisions for fixed assets	124	51	416
Goodwill impairment (Note 7)	—	416	519
Other operating expenses	273	462	468
Total	10,741	10,976	12,871
(1) Following the adoption of IFRS 16 (Leases) in 2019, only included short-term leases and leases of low-value or intangible assets (see Notes 9).
"Losses on disposal of fixed assets and changes in provisions for fixed assets" in 2022 includes impairment losses of intangible assets and property, plant and equipment of Telefónica Argentina, for a total amount of 77 million euros (see Notes 6 and 8).
"Losses on disposal of fixed assets and changes in provisions for fixed assets" in 2020 includes impairment losses of intangible assets and property, plant and equipment of Telefónica Argentina, for a total amount of 375 million euros.
“Taxes other than income tax” includes the outstanding credits related to the court decisions in favor of Telefónica Brasil which recognized the right to deduct the ICMS from the calculation base of the PIS and COFINS. The impact was 73 million euros reducing "Taxes other than income tax" in 2022 (261 million euros and 75 million euros in 2021 and 2020, respectively, see note 25).
Purchases and other contractual commitments
The estimated payment schedule for purchases and other contractual commitments (non-cancelable without penalty cost) is as follows:

Millions of euros	Purchases and other contractual commitments
Less than 1 year	3,991
1 to 3 years	4,269
3 to 5 years	2,281
More than 5 years	1,744
Total	12,285

The purchases and other contractual commitments in the table above include 850 million euros corresponding to power purchase agreements (PPAs), mainly from Telefónica Spain for the period from 2023 to 2031 and Telefónica Germany from 2025 to 2035 (see Note 29.d). The Group uses these contracts to purchase energy from sustainable sources, such as wind and solar, at generally fixed prices (see Note 3.l).
Commitments for short-term leases and low value leases amounted to 33 million euros as of December 31, 2022. In addition, lease collection commitments amounted to 8 million euros as of December 31, 2022.

Headcount
The table below presents the breakdown of the Telefónica Group’s average number of employees by fully consolidated segment (see Note 4) in 2022, 2021 and 2020, together with total headcount at December 31 each year.

	2022		2021		2020
	Average	Year-end	Average	Year-end	Average	Year-end
Telefónica Spain	21,099	20,947	22,872	22,976	22,992	22,978
Telefónica United Kingdom	—	—	2,884	—	6,501	6,318
Telefónica Germany	7,029	7,099	7,375	7,056	7,770	7,701
Telefónica Brazil	34,275	34,846	33,987	34,343	33,938	33,828
Telefónica Hispam	30,232	29,994	31,806	30,717	33,872	33,506
Other companies	9,928	10,765	8,852	9,058	8,109	8,466
Total	102,563	103,651	107,776	104,150	113,182	112,797
At December 31, 2022, approximately 39% of the final headcount are women (approximately 38% at December 31, 2021).
At December 31, 2022, the number of employees with disabilities is 1,482 (1,128 employees at December 31, 2021), of which 314 employees are in Spain (267 employees in 2021).
In 2022, the average number of employees of Telefónica Tech UK & Ireland, Ltd. (acquired on July 29, 2021), Incremental (see Note 5) and BE-terna (see Note 5) amounted to 609, 330 and 954 people, respectively.

Depreciation and amortization
The breakdown of “Depreciation and amortization” on the consolidated income statement is as follows:

Millions of euros	2022	2021	2020
Property, plant and equipment (Note 8)	4,133	4,360	5,022
Intangible assets (Note 6)	2,599	2,388	2,735
Rights of use (Note 9)	2,064	1,649	1,602
Total	8,796	8,397	9,359

Earnings per share
Basic earnings per share amounts are calculated by dividing (a) the profit for the year attributable to equity holders of the parent, adjusted for the net coupon corresponding to the undated deeply subordinated securities (see Note 17.c) by (b) the weighted average number of ordinary shares outstanding during the year.
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
Both basic and diluted earnings per share attributable to equity holders of the parent are calculated based on the following data:

Millions of euros	2022	2021	2020
Profit attributable to ordinary equity holders of the parent company	2,011	8,137	1,582
Adjustment for the coupon corresponding to perpetual subordinated obligations	(279)	(337)	(334)
Tax effect	70	84	84
Total profit attributable to ordinary equity holders of the parent for basic and diluted earnings per share	1,802	7,884	1,332

Number of shares (thousands)	2022	2021 (*)	2020 (*)
Weighted average number of ordinary shares for basic earnings per share (does not include treasury shares)	5,740,105	5,864,070	5,952,695
Telefónica, S.A. plans of rights over shares	23,096	10,098	6,590
Weighted average number of ordinary shares outstanding for diluted earnings per share (excluding treasury shares)	5,763,201	5,874,168	5,959,285
(*) Revised data.
For the purposes of calculating the earnings per share (basic and diluted) attributable to equity holders of the parent, the weighted average number of shares outstanding is retrospectively adjusted for transactions that have changed the number of shares outstanding without a corresponding change in resources, as if such transactions had occurred at the beginning of the earliest period presented. Such is the case of the bonus share issues carried out to meet the scrip dividend (see Note 17.b).
Thus, basic and diluted earnings per share attributable to equity holders of the parent are as follows:

Earnings per share (euros)	2022	2021	2020
Basic	0.31	1.34	0.22
Diluted	0.31	1.34	0.22

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

In 2020 the third and final cycle commenced, which finalized on December 31, 2022. The maximum number of shares assigned to this cycle of the plan was 5,346,508, assigned as of January 1, 2020 with a unit fair value of 3.2136 euros per share for FCF objective and 1.6444 euros for TSR. As of December 31, 2022 the number of outstanding shares was 4,595,621. Once considered the target fulfillment levels for 2020, 2021, and 2022, a weighted achievement ratio of 50% has been reached. Performance assessment has been carried out based on the evolution of the stock price and on the audited results of the Company.
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
The number of shares to deliver depend (i) 50% on achievement of the total shareholder return ("TSR") objective for shares of Telefónica, S.A. with regard to the TSRs of a comparison group made up of companies of the telecommunication sector, weighted by its relevance for Telefónica, (ii) 40% on the generation of free cash flow of Telefónica Group ("FCF"), and (iii) 10% on CO2 Emission Neutralization, in line with the goal set by the Company.
The plan has a duration of five years and is divided into three cycles of three years each. The first cycle commenced in 2021, with delivery of the respective shares in 2024. The maximum number of shares assigned to this cycle of the plan was 19,425,499 and the outstanding shares at December 31, 2022 was 18,544,534, with the following breakdown:

First cycle	No. of shares assigned	Outstanding shares at 12/31/2022	Unit fair value (euros)
TSR Objective	9,712,750	9,272,267	2.64
FCF Objective	7,770,200	7,417,814	3.15
CO2 E.N. Objective	1,942,550	1,854,453	3.15
The second cycle commenced in 2022, with delivery of the respective shares in 2025. The maximum number of shares assigned to this cycle of the plan was 15,069,650 and the outstanding shares at December 31, 2022 was 14,969,799, with the following breakdown:

Second cycle	No. of shares assigned	Outstanding shares at 12/31/2022	Unit fair value (euros)
TSR Objective	7,534,825	7,484,899	2.43
FCF Objective	6,027,860	5,987,920	2.95
CO2 E.N. Objective	1,506,965	1,496,980	2.95
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
In 2020 the third and final cycle commenced, which finalized on December 31, 2022. The maximum number of shares assigned to this cycle of the plan was 897,400, assigned as of January 1, 2020 with a unit fair value of 3.2136 euros per share for FCF objective and 1.6444 euros for TSR. As of December 31, 2022 the number of outstanding shares was 761,600. Once considered the target fulfillment levels for 2020, 2021, and 2022, a weighted achievement ratio of 50% has been reached. Performance assessment has been carried out based on the evolution of the stock price and on the audited results of the Company.
Long-term incentive plan based on Telefónica, S.A. shares: “Talent for the Future Share Plan 2021-2025” (TFSP)
At its meeting on March 17, 2021, the Telefónica, S.A.'s Board of Directors agreed to launch a new installment of the long-term incentive plan "Talent for the Future Share Plan".
The term of this plan is also five years and it is divided into three cycles. As in the case of the Performance Share Plan 2021-2025 described above, the number of shares to deliver will depend (i) 50% on achievement of the total shareholder return ("TSR") objective for shares of Telefónica, S.A. with regard to the TSRs of a comparison group made up of companies of the telecommunication sector, weighted by its relevance for Telefónica, (ii) 40% on the generation of free cash flow of Telefónica Group ("FCF"), and (iii) 10% on CO2 Emission Neutralization, in line with the goal set by the Company.
The first cycle commenced in 2021, with delivery of the respective shares in 2024. The maximum number of shares assigned to this cycle of the plan was 1,751,500 and the outstanding shares at December 31, 2022 was 1,659,500, with the following breakdown:

First cycle	No. of shares assigned	Outstanding shares at 12/31/2022	Unit fair value (euros)
TSR Objective	875,750	829,750	2.64
FCF Objective	700,600	663,800	3.15
CO2 E.N. Objective	175,150	165,950	3.15
The second cycle commenced in 2022, with delivery of the respective shares in 2025. The maximum number of shares assigned to this cycle of the plan was 1,646,500 and the outstanding shares at December 31, 2022 was 1,611,000, with the following breakdown:

Second cycle	No. of shares assigned	Outstanding shares at 12/31/2022	Unit fair value (euros)
TSR Objective	823,250	805,500	2.43
FCF Objective	658,600	644,400	2.95
CO2 E.N. Objective	164,650	161,100	2.95
Incentivized purchases of Telefónica, S.A. shares for employees
The Telefónica, S.A. Ordinary General Shareholders’ meeting on April 8, 2022 approved a new voluntary plan for incentivized purchases of shares of Telefónica, S.A. for the employees of the Group. Under this Plan, employees are offered the option to acquire Telefónica, S.A. shares during a twelve-month period, with the company undertaking to deliver a certain number of free shares to participants, subject to certain requirements. The maximum amount that each employee can invest is limited to 1,800 euros. The total number of free shares to be delivered for the whole plan may never exceed 0.38% of the share capital of Telefónica, S.A. at the date of approval of the plan at the General Shareholders' Meeting.

The purchase period commenced in October 2022 and will finalize in September 2023. In March 2024 the vesting period of the plan will end. At December 31, 2022, 27,518 employees had registered for the plan.

Note 28. Cash flow detail
Net cash flow provided by operating activities
The detail of net cash flow provided by operating activities is the following:

Millions of euros	2022	2021	2020
Cash received from operations	46,925	46,415	51,353
Cash paid from operations	(34,778)	(34,379)	(36,477)
Cash paid to suppliers	(29,509)	(29,236)	(31,080)
Cash paid to employees	(4,416)	(4,299)	(4,434)
Payments related to cancellation of commitments	(853)	(844)	(963)
Net payments of interest and other financial expenses net of dividends received	(292)	(1,309)	(1,171)
Net interest and other financial expenses paid	(1,236)	(1,519)	(1,193)
Dividends received	944	210	22
Taxes proceeds / (payments)	(92)	(459)	(509)
Net cash flow provided by operating activities	11,763	10,268	13,196
In 2022, dividends amounting to 800 million pounds were received from VMED O2 UK Ltd (see Note 10) equivalent to 909 million euros (161 million pounds, equivalent to 187 million euros in 2021).
Net cash flow used in investing activities
The following is a detail of the items comprising the net cash flow used in investing activities.

Millions of euros	2022	2021	2020
Proceeds from the sale in property, plant and equipment and intangible assets	842	564	509
Payments on investments in property, plant and equipment and intangible assets	(6,350)	(6,728)	(7,529)
(Payments on investments)/proceeds from the sale in property, plant and equipment and intangible assets	(5,508)	(6,164)	(7,020)
Payments for non-financed spectrum in 2022 totaled 27 million euros, mainly due to the payment of 11 million euros for Telefónica Móviles Argentina and 8 million euros for Telefónica de España.
Payments for non-financed spectrum in 2021 totaled 999 million euros, mainly due to the payment of 521 million euros for Telefónica United Kingdom, 343 million euros for Telefónica Spain and 131 million euros for Telefónica Chile.

Millions of euros	2022	2021	2020
Constitution of VMO2 (1) (Note 2)	(256)	5,872	—
Sale of Telecommunications towers divisions of Telxius (Note 2)	2	7,434	—
Tax associated with the sale of the tower division of Telxius (Note 25)	—	(917)	—
Sale of Telefónica de Costa Rica	(15)	442	—
Sale of InfraCo	—	479	—
Tax associated with the sale of InfraCo	(124)	—	—
Sale of Telefónica Móviles El Salvador	116	—	—
Sale of fiber assets of Colombia Telecomunicaciones	55	—	—
Deferred collection sale of T. Ireland	35	35	—
Tax associated with the sales of operating businesses in Guatemala, Nicaragua and Panama in Telefónica Centroamérica Inversiones, S.L.	—	—	71
Others	72	24	10
(Payments)/proceeds on disposals of companies, net of cash and cash equivalents disposed	(115)	13,369	81
Oi mobile assets acquisition (Note 2)	(986)	—	—
Incremental acquisition (Note 5)	(178)	—	—
BE-terna acquisition (Note 5)	(328)	—	—
Cancom acquisition (Note 5)	—	(374)	—
Capital increase of UGG TopCo (Note 10)	(50)	(27)	—
Others	(86)	(13)	(79)
Payments on investments in companies, net of cash and cash equivalents acquired	(1,628)	(414)	(79)
(1) Cash received (see Note 2) less: (i) Cash and cash equivalents of Telefonica UK at the date of its exit from the scope of consolidation, and (ii) payments made in 2021 and 2022 to the O2 UK pension plan and other expenses (see Note 29.c).

Millions of euros	2022	2021	2020
Collateral guarantees on derivatives	2,891	1,897	2,224
Legal deposits	3	125	63
Others	73	141	21
Proceeds on financial investments not included under cash equivalents	2,967	2,163	2,308
Legal deposits	(4)	(7)	—
Collateral guarantees on derivatives	(2,195)	(1,228)	(3,251)
Investment in funds shares of Telefónica Brasil	—	(117)	—
Long-term financial instruments of Pegaso PCS (Note 12)	(260)	—	—
Others	(116)	(122)	(46)
Payments on financial investments not included under cash equivalents	(2,575)	(1,474)	(3,297)
Net proceeds/(payments) for temporary financial investments	1,532	(1,584)	217
Net proceeds/(payments) for temporary financial investments mainly includes placements of treasury surpluses not included in cash equivalents.

Net cash flow used in financing activities
The following is a detail of the items comprising the net cash flow used in financing activities.

Millions of euros	2022	2021	2020
Dividends paid to the shareholders of Telefónica, S.A. (*)	(959)	(617)	(825)
Payments to non-controlling interests of Telefônica Brasil, S.A.	(268)	(198)	(227)
Payments to non-controlling interests of Telefónica Deutschland Holding, A.G.	(161)	(165)	(156)
Payments to non-controlling interests of Telefónica Centroamérica Inversiones, S.L.	—	—	(39)
Payments to non-controlling interests of Telxius for the sale of the telecommunications tower divisions (see Note 17.h)	—	(2,603)	—
Payments to non-controlling interests of Telxius Telecom, S.A.	—	(42)	(44)
Others	(9)	(5)	(5)
Dividends paid (see Note 17)	(1,397)	(3,630)	(1,296)
Share capital increase Pontel and Telxius (see Note 17.h)	—	—	323
Establishment of Bluevia Fibra (see notes 2 and 17.h)	1,021	—	—
Others	1	—	—
Proceeds from share capital increase with minority interests	1,022	—	323
Own shares purchase of Telefónica Brasil	(111)	(78)	—
Shares purchase of Telefónica Deutschland	(48)	(51)	—
Transactions carried out by Telefónica, S.A. (see Note 17)	(365)	(478)	(217)
Telefónica Centroamérica Inversiones, S.L. share premium (ECPN.) refund related to the sale of T. Guatemala, T. Nicaragua and T. Panama	(44)	—	—
Others	13	3	(6)
(Payments)/proceeds of treasury shares and other operations with shareholders and with minority interests	(555)	(604)	(223)
Issuance of undated deeply subordinated securities (Note 17)	750	1,750	500
Acquisition of undated deeply subordinated securities (Note 17)	(750)	(1,750)	(385)
Payment of undated deeply subordinated securities (Note 17)	—	—	(808)
Payment of the coupon related to the issuances of undated deeply subordinated securities issued (see Note 17)	(268)	(354)	(327)
Operations with other equity holders	(268)	(354)	(1,020)
(*) This amount differs from that indicated in Note 17 because of withholding taxes deducted in the payment to certain major shareholders in accordance with current legislation.

Millions of euros	2022	2021	2020
Issued under the EMTN program of Telefónica Emisiones, S.A.U. (see Appendix III)	1,100	—	3,500
Issuance of Telefónica Móviles Chile, S.A.	—	535	—
Issuance of Telefónica Brasil, S.A. (*) (see Appendix III)	628	—	—
Issuance of Colombia Telecomunicaciones S.A, ESP BIC	—	—	408
Others	18	26	103
Proceeds on issue of debentures and bonds, and other debts	1,746	561	4,011
Disposal bilateral loans of Telefónica, S.A. (see Note 18)	150	200	350
Syndicated provision of 750 million euros by Telefónica Germany GmbH	—	750	—
Syndicated provision of Telxius Telecom, S.A. (see Note 18)	100	—	—
Disposal bilateral loan of Telefónica Brasil, S.A. (*) (see Note 18)	199	—	—
Syndicated provision of Bluevia Fibra S.L. (see Note 18)	245	—	—
Settlement of nominal value of gross debt hedging derivatives	89	—	1,119
Disposal bilateral loans and syndicated loan of Colombia Telecomunicaciones, S.A, ESP BIC	—	—	436
Others	56	2,135	2,611
Proceeds on loans, borrowings and promissory notes (see Appendix V)	839	3,085	4,516
Repayments of debentures and bonds, and other debts	(3,541)	(5,847)	(6,728)
Syndicated amortization by Telefónica, S.A.	—	(750)	—
Syndicated amortization by Colombia Telecomunicaciones, S.A. ESP BIC	—	(200)	—
Amortization bilateral loans of Colombia Telecomunicaciones, S.A. ESP BIC (*) (see Note 18)	(117)	—	—
Syndicated amortization by Telxius Telecom, S.A. (see Note 18)	(70)	—	—
Settlement of nominal value of amortized debt hedging derivatives	(715)	(34)	(139)
Others	(2,175)	(3,162)	(2,713)
Repayments of loans, borrowings and promissory notes (see Appendix V)	(3,077)	(4,146)	(2,852)
Lease principal payments (Note 20)	(1,996)	(1,782)	(1,787)
Financed spectrum licenses payments (Note 21)	(549)	(57)	(60)
Payments for investments in spectrum use licenses financed without explicit interest (Notes 2 and 21)	(108)	(108)	(87)
Payments to suppliers with extended payment terms (Note 18)	(41)	(108)	(235)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(698)	(273)	(382)
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
The contingencies arising from the litigation and commitments described below were evaluated (see Note 3.n) when the consolidated financial statements for the year ended December 31, 2022 were prepared. The provisions recorded in respect of the commitments taken as a whole are not material.
The following unresolved legal proceedings or those underway in 2022 are highlighted (see Note 25 for details of tax-related cases):
Appeal against the decision by Agencia Nacional de Telecomunicações (“ANATEL”) regarding the inclusion of interconnection and network usage revenues in the Fundo de Universalização de Serviços de Telecomunicações (“FUST”)
Vivo Group operators (currently "Telefónica Brasil"), together with other cellular operators, appealed ANATEL’s decision of December 16, 2005, to include interconnection and network usage revenues and expenses in the calculation of the amounts payable into the FUST (Fundo de Universalização de Serviços de Telecomunicações) –a fund which pays for the obligations to provide Universal Service– with retroactive application from 2000. On March 13, 2006, Brasilia Federal Regional Court no. 1 granted a precautionary measure which stopped the application of ANATEL’s decision. On March 6, 2007, a ruling in favor of the wireless operators was issued, stating that it was not appropriate to include the revenues received by transfer from other operators in the taxable income for the FUST’s calculation and rejecting the retroactive application of ANATEL’s decision. On January 26, 2016, ANATEL filed an appeal to overturn this decision with Brasilia Federal Regional Court no. 1, which was also dismissed. On May 10, 2017 ANATEL appealed to the higher courts on the merits of the case.
At the same time, Telefónica Brasil and Telefónica Empresas, S.A., together with other wireline operators through ABRAFIX (Associação Brasileira de Concessionárias de Serviço Telefonico Fixo Comutado) appealed ANATEL’s decision of December 16, 2005, also obtaining the precautionary measures requested. On June 21, 2007, Brasilia Federal Regional Court no. 1 ruled that it was not appropriate to include the interconnection and network usage revenues in the FUST’s taxable income and rejected the retroactive application of ANATEL’s decision. ANATEL filed an appeal to overturn this ruling on April 29, 2008, before Brasilia Federal Regional Court no. 1, which was dismissed on May 10, 2016. ANATEL filed an appeal against this dismissal.
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
Appeal against the Decision of the European Commission dated January 23, 2013, to sanction Telefónica for the infringement of Article 101 of the Treaty on the functioning of the European Union
On January 19, 2011, the European Commission initiated formal proceedings to investigate whether Telefónica, S.A. (Telefónica) and Portugal Telecom SGPS, S.A. (Portugal Telecom) had infringed European Union antitrust laws with respect to a clause contained in the sale and purchase agreement of Portugal Telecom’s ownership interest in Brasilcel, N.V., a joint venture in which both companies were venturers and which was the owner of the Brazilian company Vivo.

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
On December 13, 2017, the General Court dismissed the appeal filed by Telefónica. The European Commission, which was urged to recalculate the amount of the fine in the judgment of the General Court of June 2016, issued a resolution on January 25, 2022, imposing a fine of 67 million euros on Telefónica. In April 2022, Telefónica paid the fine of 67 million euros imposed, bringing the procedure to an end.
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
Appeal against the resolution of ANATEL to sanction Telefónica Brasil for breaches of the Fixed Telephony Regulation
In May 2018, Telefónica filed a judicial action for annulment against a resolution issued by ANATEL (the National Telecommunications Agency of Brazil) in March 2018 concluding the administrative process for determination of non-compliance with obligations (Processo Administrativo para Apuração de Descumprimento de Obrigações or "PADO") investigating alleged infractions of the Fixed Telephony Regulation by Telefónica Brasil.
This PADO investigation had been suspended during the negotiations of the conduct adjustment term (Termo de Ajustamento de Conduta or "TAC") between Telefónica and ANATEL relating to this and certain other PADO investigations. Since the negotiations concluded without agreement, the suspended PADO sanctioning procedures were reactivated and finalized.
In its resolution of March 2018, ANATEL considered that Telefónica Brasil committed several infractions, specifically those related to the inadequate notice of suspension of services to defaulting users, the terms of reactivation of services after payment of outstanding amounts by defaulting users and the disagreement with the terms of refunds claimed by users of the services.
The fine imposed by ANATEL and appealed by Telefónica Brasil is approximately 211 million Brazilian reals (approximately 38 million euros), which amounted to approximately 575 million Brazilian reals after currency value updates and accrued interest as of December 31, 2022 (approximately 103 million euros).
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
On June 29, 2020, Millicom filed a Motion to Dismiss, to which Telefónica replied on July 8, 2020.
On August 3, 2020, Telefónica submitted an amendment to the lawsuit, removing the requirement to comply with the provisions of the sale and purchase contract and requesting only compensation for all damages that the unjustified breach of said agreement could cause to Telefónica.
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
Once the Tribunal was constituted, on February 9, 2023, Telefónica filed a request for urgent injunctive relief together with a request for injunctive relief, requesting the suspension of the administrative litigation (acción contencioso-administrativa or ACA) related to the income tax for the years 1998, 2000 and 2001, as well as the extension of the deadline for submission by Telefónica of the memorial or claim. Following response of Peru, on February 16, 2023, the Tribunal ruled to dismiss Telefónica's request for urgent injunctive relief, to establish the procedural calendar to process the request for injunctive relief and to grant Telefonica two additional weeks to file the memorial or claim.
Appeal against the ANATEL resolution on the calculation of amounts for the renewal of radio frequencies in Brazil associated with the provision of the personal mobile services (filed in 2013)
In 2013, Telefónica Brasil filed a lawsuit against the resolution of ANATEL which sets forth the calculation of the amount to be paid by Telefónica Brasil for the renewal of radio frequencies associated with the provision of personal mobile services (which has been granted to Telefónica Brasil for a period of fifteen years).
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
As of December 31, 2022, the amount under litigation was 774 million Brazilian reais (139 million euros based on the exchange rate of such date), resulting from the method of calculation of ANATEL that has been appealed.
Appeal against the ANATEL resolution on the calculation of amounts for the renewal of radio frequencies in Brazil associated with the provision of the personal mobile services (filed in 2015)
In 2015, Telefónica Brasil filed a lawsuit against the resolution of ANATEL which sets forth the calculation of the amount to be paid by Telefónica Brasil for the renewal of radio frequencies associated with the provision of personal mobile services (which has been granted to Telefónica Brasil for a period of fifteen years).
According to ANATEL the renewals, which must be carried out every two years, should be accompanied by a payment equivalent to 2% of all income derived from the provision of personal mobile services, while Telefónica Brasil believes that the calculation must be made with respect to the income derived from voice services only, which would exclude data services and interconnection revenues.
In August 2016, Telefónica Brasil filed an appeal before the Regional Federal Court of Brasilia after obtaining an unfavorable ruling in the Court of First Instance, which considered that the criteria defended by ANATEL was the one to be followed. Pending judgment on appeal.
As of December 31, 2022, the amount under litigation was 400 million Brazilian reais (72 million euros based on the exchange rate of such date), resulting from the method of calculation of ANATEL that has been appealed.
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
The trial was held between May and July 2022. The parties are awaiting the issuance of the sentence.
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
On March 31, 2021 and March 31, 2022 the master services agreement with IBM for the outsourcing of economic-financial and HR activities and functions to be provided to the Telefónica Group was amended. By virtue of these amendments the term may be extended for those adhered companies that decide to extend their services beyond the initial term.
In addition, on July 29, 2022 a new amendment was executed by virtue of which the term may be extended for those adhered companies in Latinoamerica that decide to extend some of their services.
Commitments derived from the agreements reached for the acquisition of football (soccer) related rights between Telefónica (through its affiliate Telefónica Audiovisual Digital, S.L.U.) and LaLiga, UEFA and RFEF
On June 25, 2018, Telefónica was provisionally awarded with the broadcasting rights for all football (soccer) matches of the Spanish First Division Football League National Championship in the residential subscribers market for exploitation on pay television for the 2019-2022 cycle (packages 4 and 5 of the auction called by the Professional Football League). The definitive agreements were signed on July 5, 2018.
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
On December 13, 2021, Telefónica was provisionally awarded the exclusive broadcasting rights of five matches per matchday of the Campeonato Nacional de Liga de Primera División (“LaLiga”), for pay television in the residential market, in Spain. Telefónica received the first pick in 18 matchdays of each season and second pick in 17 matchdays, including "El Clásico" of the second round (Option D bis, Lot D.1 bis).
Likewise, Telefónica was awarded the exclusive broadcasting rights of three matchdays, which contain ten matches each matchday, including matches of Real Madrid C.F., F.C. Barcelona and Club Atlético de Madrid against the six first classified of the previous season; and Valencia C.F., Athletic Club de Bilbao or Real Betis Balompié, if they were not among the aforementioned first classified (Option D bis, Lot D.3 bis).

The award includes the cycle 2022/2023 to 2026/2027 although the 2025/2026 and 2026/2027 seasons are subject to the CNMC lifting or modifying the resolution that limits the maximum duration of the contracts entered into by Telefónica for the acquisition of sports rights (Expte. VC/0612/14).
The award has been made at a price of 520 million euros for each of the seasons.
The award was subject to the execution of an agreement between Telefónica and LaLiga with the remaining terms and requirements established in the LaLiga tender, which was signed on January 19, 2022.
On March 28, 2022, Telefónica entered into an agreement with the company DAZN for the distribution of the so-called DAZN LaLiga Package. Such package includes the remaining five football matches per match-weekend of the Spanish First Division Football Championship, in 35 out of 38 match-weekends for exploitation on pay television for residential subscribers in Spain (Option D bis, Package D.2 bis).
This is a non-exclusive agreement for five seasons, from 2022/2023 to 2026/2027. The agreed value amounts 280 million euros for each of the seasons.
In addition, on July 29, 2022, Telefónica signed a new contract with LaLiga for the non-exclusive broadcasting of the channel that broadcasts matches of Second Division of National Football Championship League for seasons 2022/2023, 2023/2024 and 2024/2025, with Telefónica’s unilateral option to extend for two additional seasons, with a variable cost that amounts to approximately 16 million euros per season.
Similarly, on August 4, 2022, a contract was formalized with LaLiga for the non-exclusive broadcast of the LaLiga TV Bar Channel for non-residential subscribers for the 2022/2023 season with a minimum guarantee of 29 million euros, being the final price variable.
On November 2, 2022, Telefonica was also awarded by Real Federacion Española de fútbol (RFEF) exclusive pay television rights of Copa del Rey Competiton and Supercopa de España for seasons 2022/2023, 2023/2024 and 2024/2025.
Wholesale Access Services Agreement with AT&T Mexico
On November 21, 2019, Pegaso PCS, S.A. de C.V. (“Telefónica México”) and AT&T Comunicaciones Digitales, S. de R.L. de C.V. (“AT&T Mexico”) entered into a Wholesale Access Services Agreement (“Wholesale Agreement”), under which AT&T Mexico agreed to provide wholesale wireless access to Telefónica México on 3G, 4G and any other future technology available in Mexico.
The Wholesale Agreement has a minimum duration of eight years, renewable for additional consecutive periods of three years. Such Wholesale Agreement establishes a gradual migration of Telefónica México’s traffic to AT&T Mexico's access network over the first three years of the agreement.
As set forth in the Wholesale Agreement such migration was completed during the first half of 2022. As a result, Telefónica México’s wireless access infrastructure was turned off and Telefónica México no longer uses the licensed spectrum that it used in the past to operate its network.
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
On May 7, 2021, Asterion Industrial Partners SGEIC, S.A. and Telefónica Infra (T. Infra), the infrastructure unit of the Telefónica Group, reached an agreement for the contribution to Nabiax of four additional data centers owned by the Telefónica Group (two of them located in Spain and two in Chile). In exchange for the contribution of these four data centers, T. Infra will receive a 20% equity stake in Nabiax. Once the relevant authorizations and other conditions precedent to the contribution of the two data centers located in Spain were obtained, the partial closing of the transaction took place as of July 21, 2021, whereby Telefónica Group contributed those data centers to Nabiax, with T. Infra receiving in exchange a 13.94% stake in Nabiax at this stage. The agreement was complemented by the signing of a contract for the provision to Telefónica of housing services from those two data centers under terms and conditions equivalent to those established in the transaction executed in 2019, for an initial period of ten years.
Once the conditions related to the contribution of the two data centers located in Chile were fulfilled, on May 24, 2022, the complete closing of the transaction took place, and T. Infra reached a 20% stake in Nabiax (see Note 10). The agreement was complemented by the signing of a contract for the provision to Telefónica of housing services from those two data centers under terms and conditions equivalent to those established in the transaction executed in 2019, for an initial period ending in 2031.
50:50 joint venture with Liberty Global for the combination of both groups' businesses in the United Kingdom
On May 7, 2020, Telefónica agreed to enter into a joint venture with Liberty Global plc ("Liberty Global") pursuant to a contribution agreement (as amended, the "Contribution Agreement") between Telefónica, Telefonica O2 Holdings Limited, Liberty Global, Liberty Global Europe 2 Limited and a newly formed entity of which, after closing, each of Telefónica and Liberty Global would hold 50% of its share capital named VMED O2 UK Limited.
After having obtained the clearance from the Competition and Market Authority (the antitrust authority in the UK) to complete this transaction and having fulfilled all the other pre-closing conditions included in the Contribution Agreement, the transaction was completed on June 1, 2021. From such date, Telefónica and Liberty Global each hold an equal number of shares in VMED O2 UK Limited; after: (i) Telefónica having contributed to VMED O2 UK Limited its O2 mobile business in the United Kingdom and (ii) Liberty Global having contributed its Virgin Media business in the United Kingdom to VMED O2 UK Limited.
The corporate governance of VMED O2 UK Limited is regulated by a shareholders' agreement, which was entered into by the parties to the Contribution Agreement on June 1, 2021 (the "Shareholders' Agreement").
On the date of closing of the transaction, Telefónica, Liberty Global, and certain companies belonging to each shareholder’s corporate group entered into certain services, reverse services, licensing and data protection agreements with VMED O2 UK Limited and certain entities belonging to the VMED O2 UK Limited group. In particular, Telefónica and Liberty Global agreed that each shareholder’s group would provide certain services, either on a transitional or ongoing basis to VMED O2 UK Limited and its group and that, for a limited period of time, VMED O2 UK Limited would also provide certain reverse services to specific companies belonging to the corporate group of each of its shareholders.
Pursuant to the terms of the above referred services agreements, the transitional services that are to be provided by the Telefónica Group to VMED O2 UK Limited shall be provided for terms ranging from 7 to 24 months while the ongoing services that are to be provided by the Telefónica Group to VMED O2 UK Limited will be provided for periods of two to six years, depending on the service. The services provided by the Telefonica Group to VMED O2 UK Limited consist primarily of technology and telecommunication services that will be used by or will otherwise benefit VMED O2 UK Limited. In addition to providing VMED O2 UK Limited with such services, the mobile operators of the Telefonica Group and VMED O2 UK Limited will maintain their roaming commercial relationships in order to reciprocally provide roaming services for their respective customers.

Likewise, as of closing of the transaction Telefónica granted certain trademark license agreements to VMED O2 UK Limited (the “VMED O2 UK Limited Trademark Licenses”). Pursuant to the VMED O2 UK Limited Trademark Licenses, Telefonica Group licensed the use of Telefónica and O2 brand rights to VMED O2 UK Limited.
Purchase Agreement for Acquisition of UPI Mobile Assets of Oi Group
On January 28, 2021, Telefónica Brasil executed the Purchase and Sale Agreement of Shares and Other Covenants (the “Oi Agreement”), by and among Oi Móvel SA - In Judicial Recovery, as "Seller", Telefónica Brasil, Tim S.A. and Claro S.A., as “Buyers”, and Oi S.A. - In Judicial Recovery and Telemar Norte Leste S.A. - In Judicial Recovery, as intervening parties and guarantors of the seller’s obligations.
On April 20, 2022, the closing of the transaction related to the purchase agreement for the acquisition of the assets of Oi Group's mobile business operations (the "UPI Mobile Assets") took place, and Telefónica Brasil acquired, on such date, all the shares of Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. (Garliava), a special purpose company, to which the mobile assets of Oi Group assigned to Telefónica Brasil had been contributed under the segregation plan stated in the Oi Agreement.
Telefónica Brasil thus acquired its share of mobile assets of the Oi Group for an amount of 5,373 million Brazilian reais (approximately 1,063 million euros at the exchange rate at such date), having paid, on such day, the amount of 4,885 million Brazilian reais (approximately 972 million euros). The remaining amount, equivalent to 10% of the payment made on that date, was withheld and its release is currently subject to certain ongoing discussions regarding price adjustments, as provided for in the Oi Agreement.
Likewise, on such date, Telefónica Brasil: (i) committed to an additional payment of 110 million Brazilian reais (approximately 23 million euros) of which 40 million Brazilian reais were paid at that date (approximately 8 million euros), subject to the fulfilment of certain targets by Oi; (ii) made a payment of approximately 148 million Brazilian reais (approximately 29 million euros) for certain transition services to be provided by Oi to Garliava; and (iii) entered into a take-or-pay data transmission capacity agreement, with a net present value of 179 million Brazilian reais (approximately 35 million euros), to be paid in monthly installments during a period of 10 years.
The mobile assets of Oi Group finally assigned to Telefónica Brasil were the following:
a.Customers: approximately 12.5 million (equivalent to 30% of the total customer base of the mobile assets of Oi Group) – according to ANATEL’s February 2022 data;
b.Spectrum: 43MHz as national population-weighted average (46% of the radiofrequency of the mobile assets of Oi Group); and
c.Infrastructure: contracts for the use of approximately 2.7 thousand sites of mobile access (corresponding to 19% of the sites of the mobile assets of Oi Group).
All commitments assumed were duly submitted to ANATEL and CADE during 2022.
On October 3, 2022, Telefónica Brasil initiated an arbitration procedure against Oi S.A. – In Judicial Recovery (“Seller”), pursuant to the terms of the Oi Agreement, alleging manifest breach by Seller of certain terms of the Oi Agreement, after the exchange of notices about the post-closing price adjustment between Buyers and Seller, upon the competent request of arbitration filed with the Market Arbitration Chamber.
On February 1, 2023, Telefónica Brasil's Extraordinary Shareholders' Meeting was held and Garliava’s merger into Telefónica Brasil was approved, subject to prior approval from ANATEL and the conclusion of certain systemic operations. Once such conditions are fulfilled, Telefónica Brasil’s Board of Directors will convene a new meeting to verify the accomplishment of such conditions and to give effects to said merger.
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
CTIL was formed in 2012 through the consolidation of both Telefónica U.K. and Vodafone U.K.’s existing basic network infrastructure, including towers and masts, which were transferred to the joint operation. CTIL currently operates c.14,200 macro sites with a 2.0x tenancy ratio (including active sharing) and c.1,400 micro sites. CTIL also provides management services for the anchor tenants for a further c.5,100 third party sites where their active equipment is deployed. Telefónica's stake in CTIL is currently held through VMED O2 UK Limited (see Note 10), the joint venture between Telefonica and Liberty Global plc in the United Kingdom.
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
On January 11, 2022, after obtaining the necessary regulatory authorizations and meeting certain agreed conditions, the transaction was executed. Therefore, Colombia Telecomunicaciones S.A. ESP BIC executed the sale of fiber optic assets to Onnet Fibra Colombia S.A.S. (“Onnet”), a company with which it also entered into a series of commercial contracts by virtue of which (i) Onnet will provide wholesale connectivity services to Colombia Telecomunicaciones S.A. ESP BIC, and (ii) Colombia Telecomunicaciones S.A. ESP BIC will provide to Onnet fiber optic network deployment services and other related services. Simultaneously, Colombia Telecomunicaciones S.A. ESP BIC acquired shares equivalent to a 40% in Alamo HoldCo S.L., a Spanish company that owns 100% of Onnet's shares (see Note 10).

Agreement for the purchase of 40% of the share capital of Telxius Telecom, S.A.
On February 1, 2022, Telefónica’s subsidiary, Pontel Participaciones, S.L. (“Pontel”), a company which is held 83.35% by Telefónica and 16.65% by Pontegadea Inversiones, S.L. (“Pontegadea”), reached an agreement with Taurus Bidco S.à r.l. (“Taurus”, a company managed by KKR) for the purchase of 40% of the share capital of Telxius Telecom, S.A. (“Telxius”), held by Taurus, for an estimated amount of 215.7 million euros, being the referred price subject to, among others, adjustments derived from the sale of the towers business to American Tower.
On January 18, 2023, after obtaining the necessary regulatory and competition authorizations, the transaction was completed. (See Note 31).
As a result of the transaction, Pontel, which prior to the closing of the transaction held the remaining 60% of the share capital of Telxius, has become the sole shareholder of this company. Pontegadea has increase its holding in Pontel to 30% and Telefónica holds a 70% stake. Thus, in terms of indirect holding in Telxius, Pontegadea has increased its holding from 9.99% to 30% and Telefónica from 50.01% to 70%.
Agreement reached between Telefónica España Filiales, S.A.U. (“Telefónica España Filiales”), T. Infra, Vauban and Crédit Agricole Assurances for the establishment of Bluevia Fibra
On July 25, 2022, Telefónica España Filiales S.A.U, Telefónica Infra S.L.U. (T. Infra) and the consortium formed by Vauban Infrastructure Partners ("Vauban") and Crédit Agricole Assurances ("CAA") reached an agreement for the establishment of a company, Bluevia Fibra, S.L. ("Bluevia"), whose corporate purpose is the deployment and commercialization of a fiber-to-the-home (FTTH) network mainly in rural areas in Spain.
Once the relevant regulatory authorizations were obtained, the closing of the transaction took place on December 20, 2022. After closing, the Telefónica Group holds 55% of the capital of Bluevia (30% through Telefónica España Filiales and 25% through T. Infra), with Vauban/CAA holding the remaining 45%. At closing, Bluevia purchased from Telefónica España 3.9 million already passed real estate units, and agreed to deploy 1.1 million additional units over the next two years, reaching a total footprint of 5 million passed real estate units. The 3.9 million already passed real estate units acquired by Bluevia represent 14% of Telefónica's FTTH network in Spain, with Telefónica España retaining ownership of the remainder of the network. In addition, as part of the transaction, the Telefónica Group has entered into a series of service provision agreements with Bluevia which entail the mutual provision and receipt of services by/to Telefonica Group and Bluevia. As part of the transaction Telefonica Group has contributed equity funds to Bluevia in the amount of approximately 1,247 million euros and the Vauban/CAA consortium has acquired 45% of Bluevia from Telefónica España for 1,021 million euros in cash (see Note 2).
Agreement reached by T. Infra, Liberty Global and InfraVia for the establishment of a fiber-to-the-home (FTTH) joint venture in the United Kingdom
On July 29, 2022, T. Infra, Liberty Global plc ("Liberty Global") and InfraVia Capital Partners ("InfraVia") reached an agreement for the establishment of a joint venture, "nexfibre", for the deployment of fiber-to-the-home (FTTH) to 5 million homes in the United Kingdom not reached by VMED O2 UK Limited's (VMO2) network, with potential for expansion to an additional 2 million homes. The fiber network will offer wholesale FTTH access to telecommunications service providers, with VMO2 acting as the lead customer, as well as providing a range of technical services.
Once the relevant regulatory authorizations were obtained and the other conditions were fulfilled, the closing of the transaction took place on December 15, 2022. After closing, Liberty Global and T. Infra participate by halves in a joint vehicle that holds a 50% interest in nexfibre, with InfraVia owning the remaining 50%.
The business plan for the initial rollout to 5 million homes envisages an investment of approximately 4,500 million pounds (approximately 5,072 million euros at the exchange rate at December 31, 2022). The three partners have funded their pro-rata share of equity funding for the construction, totaling up to 1,400 million pounds (approximately 1,578 million euros at the exchange rate at December 31, 2022). In addition, nexfibre has entered into a facilities agreement with a consortium of banks for an amount of up to 3,300 million pounds (approximately 3,719 million euros at the exchange rate at December 31, 2022). As part of the transaction, InfraVia has made and will continue to make certain payments to Liberty Global and T. Infra, a portion of which will be linked to the progress of the construction of the network.

d) Environmental and climate change matters
Environmental management of the Group
Commitment to protect the environment is part of the Company's general strategy and is the responsibility of the Board of Directors. The performance in this area is regularly supervised by the Board's Sustainability Committee and the Responsible Business Office, made up of the global areas which execute that strategy alongside the business units.
The Group has global environmental and energy management policies, and externally certified environmental management systems in accordance with ISO 14001 in all Group companies. The environment is a central issue throughout the Company, involving both operational and management areas as well as business and innovation areas.
Managing environmental impact and energy consumption is a strategic priority and carbon reduction targets are part of the variable remuneration of all Company employees, including the Senior Management. In addition, Telefónica, S.A.'s long-term share-based incentive plans 2021-2025 (see Note 27) include CO2 Emission Neutralization targets, in line with the target set by the Company.
Climate change and energy
In managing climate change, Telefónica identifies adaptation and mitigation measures and new opportunities for growth and development. To analyse climate change risks, the recommendations of the Task Force on Climate Related Financial Disclosures (TCFD) are followed, identifying short, medium and long-term risks. Specifically, physical and transition risks identify the importance of reducing GHG emissions and energy consumption, and are managed in accordance with Telefónica's decarbonization roadmap. Opportunities, meanwhile, identify different lines on which Telefónica seeks to develop its activity through the Energy Efficiency Plan and the Renewable Energy Plan, the Sustainable Finance Framework and the development of new products and services.
All of this is contained in the Climate Action Plan, which defines Telefónica's decarbonization process to achieve net zero emissions by 2040, which involves minimising its own emissions (Scope 1 and 2) and those of the value chain (Scope 3).
For Telefónica, it is a priority to keep energy consumption stable despite the sharp increase in the digitalization of society and, therefore, in data traffic flowing through the networks. The Group's Energy Efficiency Plan therefore includes initiatives such as network modernization, for example, with investments in fibre optics (more efficient) replacing the copper network, or 5G, and specific projects such as climate modernization.
The Company's decarbonization requires not only maximum efficiency in the use of energy, but also that it comes from renewable sources. Telefónica's Renewable Energy Plan contemplates different solutions such as self-generation, the purchase of renewable electricity with a guarantee of origin and long-term power purchase agreements (PPAs, see Note 26), and prioritizes non-conventional renewable electricity sources, defines the strategy that allows us to reduce operating costs and reduces exposure to fluctuations in electricity prices.
Most of the electricity consumption in own facilities come from renewable sources. In Brazil, it is worth highlighting the continuation of the distributed generation project. In Spain, the four long-term renewable power purchase agreements (PPAs) signed for the period 2022-2031 have come into operation, equivalent to 482 GWh per year for 10 years. These new agreements follow on from the one signed in 2020, enabling Telefónica to achieve a total of 582 GWh of renewable electricity covered by PPAs in Telefónica Spain. In October 2022, Telefonica Germany concluded a PPA with an energy supplier which provides long-term energy security and energy supply with renewable energies from an offshore wind farm over the period from 2025 to 2035. In February 2023 Telefonica Germany has concluded a further PPA for the period 2025 to 2040.
In terms of renewable self-generation, the Group has photovoltaic self-generation systems in several buildings in Spain, with solar production for self-consumption (without surplus to the grid) under two models: the first with its own CapEx and the second under a service model, where the electricity generated is paid for at a lower market value.
As part of its net zero objective, Telefónica supports projects that absorb or reduce carbon emissions in order to offset and neutralize emissions that are not reduced. To this end, it purchases carbon credits from projects under the highest standards in certain regions where Telefónica operates.

The Telefónica Group contracted, both locally and globally, several insurance programs in order to mitigate the possible occurrence of an incident stemming from the risks of environmental liability and/or natural disasters, to guarantee the continuity of its activity.
Sustainable financing
Sustainable financing is a key tool for supporting the transformation of the business through investment in projects with a positive environmental and social impact. In 2018, the Company published its Sustainable Financing Framework. This was updated in January 2021 and, in both cases, was endorsed by a second party opinion from Sustainalytics. The framework is linked to the United Nations Sustainable Development Goals and aligned with the Green Bond, Social Bond and Sustainable Bond Principles of the International Capital Market Association (ICMA).
Telefónica was the first issuer of senior green bonds and hybrid instruments (green and sustainable) in the telecommunications sector. The funds that were obtained have been allocated to projects focused on switching our network from copper to fiber, which is more efficient and suffers fewer faults; the rollout and improvement of mobile connectivity in rural areas; and the promotion of entrepreneurship and job creation through investments in start-ups.
In addition to senior green bonds and hybrid instruments, the Group use other sustainable bank financing tools, such as loans and credits linked to sustainability objectives that make it possible to progress steadily towards such important corporate targets as reducing emissions and gender equality. Also in this case, the main syndicated loan of the Telefónica Group is linked to sustainability criteria in line with the corporate Sustainability-linked Loan Framework, which was drawn up in late 2021 with a second opinion from Sustainalytics.
In 2022, the Company maintained an active presence in the capital market through several issuances. These included its first sustainable senior bond issuance for 1,000 million euros in May (see Appendix III) with a term of nine years. The funds obtained from this issuance will be allocated to projects related to transformation of the telecommunications network via the rollout of fiber optics and 5G technology, as well as social projects aimed at promoting inclusive connectivity, entrepreneurship and job creation.
The Company’s second hybrid green instrument issuance took place in November for the value of 750 million euros (see Note 17.c), with the first redemption date at six years. In this case, the investment from funds will be used to switch off obsolete equipment and transform mobile infrastructures through energy efficiency projects.
Despite the market instability, these two issues were well received by the market with a broadly international and diversified investor base.
Already in January 2023, a new green hybrid instrument has been issued for an amount of 1,000 million euros has been carried out (see Note 31).
Telefónica Brazil carried out its first issuance of sustainability-linked bonds, to an aggregated amount of 3,500 million reais (equivalent to 628 million euros at closing 2022 exchange rate, see Appendix III). Financing costs are linked to compliance with sustainability targets between now and 2027.
In terms of bank financing, the Telefónica Group’s main syndicated loan was refinanced at a corporate level in early 2022 for the amount of 5,500 million euros (see Note 18 and Appendix V), the interest applied to which will be linked to compliance with sustainability targets. The deal was supported by nearly 30 entities.
Committed lines and bilateral financing operations were also carried out during the year with numerous financial entities, obtaining a total volume of 3,864 million euros at the close of 2022, the interest applied to which is also linked to compliance with sustainability targets.

Overall, as at December 31, 2022, the Group's sustainable financing amounts to 15,956 million euros, broken down as follows:

December 31, 2022
Millions of euros	Sustainable financing
Financial liabilities	2,842
Senior green bond of Telefónica Emisiones (Appendix III)	1,000
Senior sustainable bond of Telefónica Emisiones (Appendix III)	1,000
Sustainability linked bonds of Telefónica Brazil (Appendix III)	628
Sustainability linked facilities of Colombia Telecomunicaciones	214
Undated deeply subordinated securities (hybrid instruments) (Note 17.c)	3,000
Undrawn facilities at December 31, 2022 (Note 18)	10,114
Sustainability linked facility of Telefónica, S.A.	5,500
Sustainability linked facility of Telefonica Germany	750
Sustainability linked bilateral facilities	3,864
Total	15,956
e) Auditors’ fees
The services commissioned to the auditors meet the independence requirements stipulated by the Spanish Audit Law 22/2015, July 20, the US SEC rules and the Public Company Accounting Oversight Board (PCAOB).
The expenses accrued by the Group, in respect of the fees for services rendered to the various member firms of the PwC network, of which PricewaterhouseCoopers Auditores, S.L. ("PwC Auditores, S.L."), the auditors of Telefónica, S.A., forms part, amounted to 20.07 million euros and 19.99 million euros in 2022 and 2021, respectively.
The detail of these amounts is as follows:

	2022			2021
Millions of euros	PwC Auditores, S.L.	Other PwC	Total	PwC Auditores, S.L.	Other PwC	Total
Audit services	7.73	10.98	18.71	7.39	10.97	18.36
Audit-related services	0.99	0.37	1.36	0.82	0.81	1.63
Total	8.72	11.35	20.07	8.21	11.78	19.99
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
During the years 2022 and 2021, the Principal Auditor has not performed other services than the Audit services or the Audit-related services in the Group.
PwC Auditores, S.L., has provided the following services to the Group during the years 2022 and 2021: the individual and consolidated financial statements audit, reviews of interim financial statements, the integrated audit of the financial statements for the annual report Form 20-F to file with the US SEC, the internal control audit over the financial information to comply with the requirements of the Sarbanes-Oxley 2002 Act (Section 404), the issuance of comfort letters, agreed financial reporting procedures and the verification of the non-financial information in the annual reports.

The expenses accrued to Other Audit Firms, other than those integrated in the international PwC network, that have provided audit services to companies included in the consolidation of the Group for the year 2022 have amounted to a total of 1.46 million euros (1.58 million euros in 2021), the detail of the audit services corresponds to 0.83 million euros (0.55 million euros in 2021).
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
In accordance with the foregoing, the shareholders acting at the Ordinary General Shareholders’ Meeting held on April 11, 2003 set at 6 million euros the maximum amount of annual gross compensation to be received by the Board of Directors as a fixed allotment and as attendance fees for attending the meetings of the Advisory or Control Committees of the Board of Directors. Thus, as regards fiscal year 2022, the total amount of compensation accrued by the Directors of Telefónica, in their capacity as such, was 2,851,801 euros for the fixed allocation and for attendance fees.
The compensation of the Directors of Telefónica in their capacity as members of the Board of Directors, of the Executive Commission and/or of the Advisory or Control Committees consists of a fixed amount payable monthly and of attendance fees for attending the meetings of the Advisory or Control Committees.
Set forth below are the amounts established in fiscal year 2022 as fixed amounts for belonging to the Board of Directors, the Executive Commission and the Advisory or Control Committees of Telefónica and the attendance fees for attending meetings of the Advisory or Control Committees of the Board of Directors:

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
Likewise, the fixed remuneration of 1,923,100 euros established for the 2023 financial year related to executive roles carried out by Executive Chairman, Mr. José María Álvarez-Pallete López is equal to that received in the previous seven years (i.e. 2022, 2021, 2020, 2019, 2018, 2017 and 2016), which was set in his capacity as Chief Operating Officer, remaining invariably after his appointment as Chairman in 2016.
The fixed remuneration, for his executive roles, of 1,600,000 euros that the Chief Operating Officer (C.O.O.), Mr. Ángel Vilá Boix, has established for the 2023 financial year is equal to the one received in the years 2022, 2021, 2020 and 2019.
Individualized description
Appendix II provides an individual breakdown by item of the compensation and benefits that the members of the Board of Directors and of the Senior Management of the Company have accrued and/or received from Telefónica, S.A. and from other companies of the Telefónica Group during fiscal year 2022. Likewise, the compensation and benefits accrued and/or received, during such year, by the members of the Company's Senior Management are broken down.

Note 30. Operations classified as held for sale
The breakdown of non-current assets and disposal groups held for sale and liabilities associated at December 31, 2022 and December 31, 2021 is as follows:

Millions of euros	12/31/2022	12/31/2021
Telefónica Móviles El Salvador	—	253
Fiber optic assets in Colombia	—	57
Other assets	7	48
Non-current assets and disposal groups held for sale	7	358

Millions of euros	12/31/2022	12/31/2021
Telefónica Móviles El Salvador	—	134
Other liabilities	—	—
Liabilities associated with non-current assets and disposal groups held for sale	—	134
Fiber assets in Colombia
On July 16, 2021, Colombia Telecomunicaciones S.A. ESP BIC (Telefónica Colombia) entered into a sale with a Colombian company controlled by Kohlber Kravis Roberts - KKR (Onnet Fibra Colombia S.A.S) for the sale and purchase of certain fiber assets owned by Telefónica Colombia and for the provision of wholesale connectivity services by Onnet Fibra Colombia S.A.S to Telefónica Colombia, the development of activities of deployment of fiber network, and other associated services. On January 11, 2022, once the corresponding authorizations from the regulatory authorities were obtained and after the fulfillment of certain agreed conditions, the transaction was completed (see Note 10).
Telefónica Móviles El Salvador
On October 14, 2021, Telefónica Centroamérica Inversiones, S.L. (60% of which is held, directly and indirectly, by Telefónica and 40% by Corporación Multi Inversiones) reached an agreement with General International Telecom Limited for the sale of the entire share capital of Telefónica Móviles El Salvador, S.A. de C.V.
On January 13, 2022, after the satisfaction of the closing conditions and once the relevant regulatory approvals were obtained, Telefónica Centroamérica Inversiones, S.L transferred its stake (99.3%) in Telefónica Móviles El Salvador to General International Telecom El Salvador, S.A. de C.V. for an amount of 139 million U.S. dollars (approximately 121 million euros at the exchange rate at such date).

The breakdown of assets and liabilities of Telefónica Móviles El Salvador classified as Non-current assets and disposal groups held for sale and associated liabilities in the consolidated statement of financial position at December 31, 2021 was as follows:

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

Note 31. Events after the reporting period
The following events regarding the Telefónica Group took place between December 31, 2022 and the date of authorization for issue of the accompanying consolidated financial statements:
•On January 13, 2023, the first annual extension of the sustainability-linked syndicated loan facility for 5,500 million euros of Telefónica, S.A. was exercised. The new expiration date is January 13, 2028.
•On January 18, 2023, Telefónica informed that, once the corresponding regulatory and competition approvals were obtained, Pontel Participaciones, S.L., Telefónica’s subsidiary held 83.35% by Telefónica and 16.65% by Pontegadea Inversiones, S.L., acquired 40% of the share capital of Telxius Telecom, S.A. from Taurus Bidco S.à r.l. (a company managed by KKR). As a result of the transaction, Pontel Participaciones, S.L., which held the remaining 60% of Telxius Telecom, S.A.'s share capital, has become the sole shareholder of Telxius Telecom, S.A. Likewise, Pontegadea Inversiones, S.L. increased its holding in Pontel Participaciones, S.L. to 30% and Telefónica has now a 70% stake.
•On January 23, 2023, Telefónica Emisiones, S.A.U. redeemed 1,277 million euros of its notes issued on January 22, 2013. These notes were guaranteed by Telefónica, S.A.
•In January 2023, Telefónica Europe, B.V. carried out the following transactions related to its capital structure:
◦a new issue amounting to 1,000 million euros, guaranteed by Telefónica, S.A. An amount equal to the net proceeds of the issue of the securities will be subject to specific eligibility criteria to be applied to finance new or refinance existing projects, as detailed in Telefónica's SDG Framework. The settlement took place on February 2, 2023; and
◦a tender offer for the following hybrid instruments: (i) any outstanding 1,250 million euros Undated 5.7 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "September 2023 Notes") and (ii) any outstanding 1,000 million euros Undated 10 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "March 2024 Notes"), irrevocably guaranteed by Telefónica, S.A. Telefónica Europe, B.V. accepted the purchase in cash of the tendered securities for an aggregate principal amount, with respect to the September 2023 Notes, of 388 million euros, and an aggregate principal amount, with respect to the March 2024 Notes, of 612 million euros. The tender offer settled on February 3, 2023.
•On February 14, 2023, Telefónica, S.A. signed a bilateral loan of 150 million euros and maturing in 2033.
Appendix I: Scope of consolidation
The main companies of the Telefónica Group
The table below lists the main companies comprising the Telefónica Group at December 31, 2022 and the main investments consolidated using the equity method.
Included for each company are the company name, corporate purpose, country, functional currency, share capital (in millions of functional currency units), the Telefónica Group’s effective shareholding and the company or companies through which the Group holds a stake.
Parent Company
Telefónica,S.A.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica Spain
Telefónica de España, S.A.U. Telecommunications service provider	Spain	EUR	1,024	100%	Telefónica, S.A.
Telefónica Móviles España, S.A.U. Wireless communications services provider	Spain	EUR	209	100%	Telefónica, S.A.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Teleinformática y Comunicaciones, S.A.U. (Telyco) Promotion, marketing and distribution of telephone and telematic equipment and services	Spain	EUR	8	100%	Telefónica España Filiales, S.A.
Telefónica Soluciones de Informática y Com. de España S.A.U. Telecommunications systems, networks and infrastructure engineering	Spain	EUR	2	100%	Telefónica de España, S.A.U.
Telefónica Soluciones de Outsourcing, S.A. Promotion and networks management	Spain	EUR	1	100%	Telefónica España Filiales, S.A.
Telefónica Servicios Integrales de Distribución S.A.U. Logistic service provider	Spain	EUR	2	100%	Telefónica de España, S.A.U.
Telefónica España Filiales, S.A. Organization and operation of multimedia service-related business	Spain	EUR	226	100%	Telefónica, S.A.
Telefónica Servicios Audiovisuales, S.A.U. Provision of all type of audiovisual telecommunications services	Spain	EUR	6	100%	Telefónica España Filiales, S.A.
Telefónica Broadcast Services, S.L.U. DSNG-based transmission and operation services	Spain	EUR	—	100%	Telefónica España Filiales, S.A.
TBSC Barcelona Producciones, S.L.U. Provision of audiovisual telecommunications services	Spain	EUR	—	100%	Telefónica Broadcast Services, S.L.U.
Telefónica Audiovisual Digital, S.L.U. Provision of all type of audiovisual telecommunications services	Spain	EUR	46	100%	Telefónica España Filiales, S.A.
Telefónica Global Technology, S.A.U. Global management and operation of IT systems	Spain	EUR	16	100%	Telefónica España Filiales, S.A.
Telefónica Educación Digital, S.L. Vertical e-learning portal	Spain	EUR	1	100%	Telefónica España Filiales, S.A.
Bluevia Fibra, S.L. Operations and exploitation of FTTH network and other connectivity services.	Spain	EUR	68	55%	Telefónica España Filiales, S.A. (30%) Telefónica Infra, S.L. (25%)
Solar360 Soluciones de Instalacion y Mantenimiento S.L. Marketing and management in the installation, sale and maintenance of photovoltaic equipment	Spain	EUR	—	51%	Telefónica de España, S.A.U.
Telefónica Germany
Telefónica Deutschland Holding A.G Holding company	Germany	EUR	2,975	70.58%	Telefónica Germany Holdings Limited (69.22%) Telefónica, S.A. (1.36%)
Telefónica Germany GmbH & Co. OHG Wireless communications services operator	Germany	EUR	51	70.58%	Telefónica Deutschland Holding A.G (70.57%) T. Germany Management, GmbH (0.01%)
Telefónica Germany (cont.)
E-Plus Service GmbH Wireless communications services operator	Germany	EUR	—	70.58%	Telefónica Germany GmbH & Co. OHG
Telefónica Germany Business Sales GmbH Technological and consulting services in Big Data provider	Germany	EUR	—	70.58%	Telefónica Germany GmbH & Co. OHG
O2 Telefónica Deutschland Finanzierungs GmbH Integrated cash management, consulting and financial support for Group companies	Germany	EUR	—	70.58%	Telefónica Germany GmbH & Co. OHG
Telefónica Brazil
Telefônica Brasil, S.A. Wireline telephony operator	Brazil	BRL	63,571	74.79%	Telefónica Latinoamérica Holding, S.L. (36.31%) Telefónica, S.A. (37.83%) Telefónica Chile, S.A. (0.06%)
Terra Networks Brasil, Ltda. ISP and portal	Brazil	BRL	136	74.79%	Telefônica Brasil, S.A.
Telefônica Infraestructura e Segurança Brasil Ltda. Security services and systems	Brazil	BRL	289	74.79%	Terra Networks Brasil, Ltda.
Garliava RJ Infraestrutura e Redes de Telecomunicacoes S.A. Wireline telephony operator	Brazil	BRL	1,121	74.79%	Telefônica Brasil, S.A.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Vivo ventures fundo de investimento em participacoes multiestrategia. Investment funds	Brazil	BRL	21	75.29%	Telefônica Brasil, S.A. (73.29%) Telefonica Open Innovation S.L (2.00%)
Vita IT Comércio e Serviços de Soluções em TI Ltda. Technical support, maintenance and other IT services	Brazil	BRL	2	74.79%	Telefônica Infraestructura e Segurança Brasil Ltda.
Telefónica Hispam
Telefónica Hispanoamérica, S.A. Holding company	Spain	EUR	78	100%	Telefónica, S.A.
TLH Holdco, S.L. Holding company	Spain	EUR	85	100%	Telefónica, S.A.
Telefónica Venezolana, C.A. Wireless communications operator	Venezuela	VED	394	100%	Telefónica Hispanoamérica, S.A. (86.72%) Comtel Comunicaciones Telefónicas, S.A. (2.56%)
Colombia Telecomunicaciones S.A. ESP BIC Communications services operator	Colombia	COP	3,410	67.5%	Telefónica Hispanoamérica, S.A.
Operaciones Tecnológicas y Comerciales S.A.S Communications services operator	Colombia	COP	3,330	67.5%	Colombia Telecomunicaciones S.A. ESP BIC
Pegaso Pcs S.A. de C.V. Communications services operator	Mexico	MXN	1,405	100%	Telefónica Hispanoamérica, S.A. (99.95%) Celular de Telefonía S.A. de CV. (0.05%)
Terra Networks México, S.A. de C.V. ISP, portal and real-time financial information services	Mexico	MXN	305	100%	Telefónica Hispanoamérica, S.A.
Fisatel México, S.A. de C.V. SOFOM E.N.R. Integrated cash mangement, consulting and financial support for Group companies	Mexico	MXN	3,505	100%	Telefónica Hispanoamérica, S.A. (99.99%) Pegaso Pcs S.A. de CV. (0.01%)
Otecel, S.A. Wireless communications services provider	Ecuador	USD	183	100%	Telefónica Hispanoamérica, S.A.
Telefónica de Argentina, S.A. Telecommunications service provider	Argentina	ARS	239,296	100%	Telefónica Móviles Argentina, S.A. (77.64%) TLH Holdco, S.L. (22.36%)
Telefónica Móviles Argentina, S.A. Telecommunications service provider	Argentina	ARS	27,201	100%	TLH Holdco, S.L.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica Hispam (cont.)
Telefónica Móviles Chile, S.A. Wireless communications services operator	Chile	CLP	1,364,872	100%	Inversiones Telefónica Internacional Holding SpA. (98.96%) Telefónica Hispanoamérica, S.A. (1.04%)
Telefónica Chile, S.A. Local and international long distance telephony services provider	Chile	CLP	809,773	99.34%	Telefónica Móviles Chile, S.A.
Telefónica Chile Holdings, S.L.U. Holding Company	Chile	CLP	—	100%	Telefónica Hispanoamérica, S.A.
Telefónica del Perú, S.A.A. Local, domestic and international long distance telephone service provider	Peru	PEN	2,107	98.94%	Telefónica Hispanoamérica, S.A.
Media Networks Latin America, S.A.C Telecommunications research activities and proyects	Peru	PEN	158	100%	Telefónica Latinoamérica Holding, S.L.
Telefónica Móviles del Uruguay, S.A. Wireless communications and services operator	Uruguay	UYU	1,107	100%	Telefónica Hispanoamérica, S.A.
Other companies
Telefónica Infra, S.L. Holding company	Spain	EUR	12	100%	Telefónica , S.A.
Telefónica Infra Germany GmbH Broadband telecommunications operator	Germany	EUR	—	100%	Telefónica Infra, S.L.
Telefónica O2 Holdings Ltd. Holding company	United Kingdom	GBP	9	100%	Telefónica, S.A. (99.99%) Telefónica Capital S.A. (0.01%)
MmO2 Ltd. Holding company	United Kingdom	GBP	—	100%	Telefónica O2 Holding Ltd.
O2 International Holdings Ltd. Holding company	United Kingdom	GBP	—	100%	O2 (Europe) Ltd.
O2 (Netherlands ) Holdings BV. Holding company	Netherlands	EUR	—	100%	O2 International Holdings Ltd.
Telefónica Germany Holdings Ltd. Holding company	United Kingdom	EUR	3,463	100%	O2 (Europe) Ltd.
O2 (Europe) Ltd. Holding company	United Kingdom	EUR	6,895	100%	Telefónica, S.A.
Telefónica International Holding, B.V Holding company	Netherlands	EUR	—	100%	Telefónica Latinoamérica Holding, S.L.
Telefónica Latinoamérica Holding, S.L. Sociedad holding	Spain	EUR	291	100%	Telefónica, S.A.
Telefónica Global Solutions, S.L.U. International service provider	Spain	EUR	1	100%	Telefónica, S.A
Telefonica Global Solutions USA, Inc. Provision of telecommunications services	USA	USD	202	100%	Telefónica Global Solutions, S.L.U.
Telefónica Global Solutions Germany GmbH. International service provider	Germany	EUR	—	100%	Telefónica Global Solutions, S.L.U.
Telefónica Global Solutions México, S.A. de C.V. Carrying out research activities and projects in the field of telecommunications	Mexico	MXN	31	100%	Telefónica Global Solutions, S.L.U.
Telefónica Digital España, S.L. Developer Telco Services Holding Company	Spain	EUR	26	100%	Telefónica, S.A
Telefónica Digital Ltd. Developer Telco Services	United Kingdom	GBP	45	100%	Telefónica Digital España, S.L.
Telefonica Open Innovation S.L. Talent identification and development in ICT.	Spain	EUR	2	100%	Telefónica Digital España, S.L.
Wayra Chile Tecnología e Innovación Limitada Technological innovation based business project development	Chile	CLP	29,899	100%	Telefonica Open Innovation S.L.
Wayra Brasil Desenvolvedora e Apoiadora de Projetos Ltda Technological innovation based business project development	Brazil	BRL	52	100%	Telefonica Open Innovation S.L.
WY Telecom, S.A. de C.V. Talent identification and development in ICT	Mexico	MXN	173	100%	Telefonica Open Innovation S.L.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other companies (cont.)
Wayra Argentina, S.A. Talent identification and development in ICT	Argentina	ARS	1,133	100%	Telefonica Open Innovation S.L. (95%) Telefónica, S.A. (5%)
Wayra Colombia, S.A.S. Technological innovation based business project development	Colombia	COP	2,304	100%	Telefonica Open Innovation S.L.
Proyecto Wayra, C.A. Commercial, industrial and mercantile activities	Venezuela	VED	2	100%	Telefónica Venezolana, C.A.
Wayra Perú Aceleradora de Proyectos, S.A.C. Technological innovation based business project development	Peru	PEN	28	100%	Telefonica Open Innovation S.L.
Wayra UK Ltd. Technological innovation based business project development	United Kingdom	GBP	—	100%	Telefonica Open Innovation S.L.
Terra Networks Perú, S.A. ISP and portal	Peru	PEN	10	100%	Telefónica Latinoamérica Holding, S.L.
Terra Networks Argentina, S.A. ISP and portal	Argentina	ARS	43	100%	Telefónica Latinoamérica Holding, S.L. (99.99%) Telefónica International Holding, B.V. (0.01%)
Telfisa Global, B.V. Integrated cash management, consulting and financial support for Group companies	Netherlands	EUR	—	100%	Telefónica, S.A.
Telefónica Global Activities Holding, B.V. Holding Company	Netherlands	EUR	—	100%	Telfisa Global, B.V.
Telefónica Global Services, GmbH Purchasing services	Germany	EUR	—	100%	Group 3G UMTS Holding, GmbH
Telefónica Global Roaming, GmbH Optimization of network traffic	Germany	EUR	—	100%	Telefónica Global Services, GmbH
Group 3G UMTS Holding GmbH Holding Company	Germany	EUR	250	100%	Telefónica Global Activities Holdings, B.V
Telefónica Compras Electrónicas, S.L. Development and provision of information Society services	Spain	EUR	—	100%	Telefónica Global Services, GmbH
Telefonica Iot & Big Data Tech S.A. Provision of telemarketing services	Spain	EUR	1	100%	Telefónica Tech S.L.
Geprom Software Engineering S.L. Technical engineering services and other consultancy activities	Spain	EUR	—	100%	Telefonica Iot & Big Data Tech S.A.
Geprom Software Engineering S.A. de C.V. Technical engineering services and other consultancy activities	Mexico	MXN	—	100%	Geprom Software Engineering S.L.
Telfin Ireland DAC. Intragroup financing	Ireland	EUR	—	100%	Telefónica, S.A.
Telefónica Ingeniería de Seguridad, S.A.U. Security services and systems	Spain	EUR	8	100%	Telefónica, S.A.
TIS Hispanoamérica, S.L. Security services and systems	Spain	EUR	—	100%	Telefónica, S.A.
Telefónica Capital, S.A.U. Finance company	Spain	EUR	7	100%	Telefónica, S.A.
Lotca Servicios Integrales, S.L. Aircraft ownership and operation	Spain	EUR	17	100%	Telefónica, S.A.
Fonditel Pensiones, Entidad Gestora de Fondos de Pensiones, S.A Administration of pension funds	Spain	EUR	16	70%	Telefónica Capital, S.A.
Fonditel Gestión, Soc. Gestora de Instituciones de Inversión Colectiva, S.A. Administration and representation of collective investment schemes	Spain	EUR	2	100%	Telefónica Capital, S.A.
Telefónica Investigación y Desarrollo, S.A.U. Telecommunications research activities and projects	Spain	EUR	7	100%	Telefónica, S.A.
Telefónica Luxembourg Holding, S.à.r.L. Holding company	Luxembourg	EUR	3	100%	Telefónica, S.A.
Nova Casiopea RE S.A. Reinsurance	Luxembourg	EUR	15	100%	Telefónica Luxembourg Holding, S.à.r.L.
Telefónica Seguros y Reaseguros Compañía Aseguradora, S.A.U. Realización de operaciones de seguros directos	Spain	EUR	24	100%	Telefónica Luxembourg Holding, S.à.r.L.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other companies (cont.)
Telefónica Finanzas, S.A.U. Integrated cash management, consulting and financial support for Group companies	Spain	EUR	3	100%	Telefónica, S.A.
Telefónica Correduría de Seguros y Reaseguros Compañía de Mediación, S.A. Distribution, promotion or preparation of insurance contracts	Spain	EUR	—	100%	Telefónica Finanzas, S.A.U. (TELFISA) (83.33%) Telefónica, S.A. (16.67%)
Telefónica Europe, B.V. Fund raising in capital markets	Netherlands	EUR	—	100%	Telefónica, S.A.
Telefónica Participaciones, S.A.U. Financial debt instrument issuer	Spain	EUR	—	100%	Telefónica, S.A.
Telefónica Emisiones, S.A.U. Financial debt instrument issuer	Spain	EUR	—	100%	Telefónica, S.A.
Aliança Atlântica Holding B.V. Holding company	Netherlands	EUR	150	87.4%	Telefónica, S.A. (50%) Telefônica Brasil, S.A. (37.4%)
Telefónica Serviços Empresariais do BRASIL, Ltda. Management and administrative services rendered	Brazil	BRL	63	100%	Telefónica Servicios Globales, S.L.
Telefónica Gestión Integral de Edificios y Servicios S.L. Management and administrative services rendered	Spain	EUR	29	100%	Telefónica Servicios Globales, S.L.
Tempotel, Empresa de Trabajo Temporal, S.A. Temporary employment agency	Spain	EUR	—	100%	Telefónica Servicios Globales, S.L.
O2 Worldwide Limited Wireless telecommunications activities	United Kingdom	GBP	—	100%	Telefónica, S.A.
Telefónica Servicios Globales, S.L. Sociedad Holding	Spain	EUR	1	100%	Telefónica, S.A.
Telefónica Holding Atticus, B.V. Holding company	Netherlands	EUR	—	100%	Telefónica Latinoamérica Holding, S.L.
Telefónica Soluciones de Criptografía, S.A. Engineering, research and development	Spain	EUR	—	100%	Telefónica, S.A.
Telefónica Centroamérica Inversiones ,S.L. Communications services provider	Spain	EUR	1	60%	Telefónica, S.A.
Telefónica Tech S.L. Holding Company	Spain	EUR	65	100%	Telefónica, S.A.
Telefónica Cybersecurity & Cloud Tech SL. Ciberseguridad, seguridad de información electrónica y consultoría informática	Spain	EUR	32	100%	Telefónica Tech S.L.
Telefónica Cybersecurity & Cloud Tech Chile SpA. Cybersecurity, electronic information security and IT consulting	Chile	CLP	25,301	100%	Telefónica Cybersecurity & Cloud Tech S.L.
Telefónica Tech Inc. Cybersecurity, electronic information security and IT consulting	USA	USD	9	100%	Telefónica Cybersecurity & Cloud Tech S.L.
iHackLabs Ltd. Cybersecurity, electronic information security and IT consulting	United Kingdom	GBP	—	100%	Telefónica Cybersecurity & Cloud Tech S.L.
Audertis Audit Services S.L. Provision of audit services in the areas of security, privacy and data protection	Spain	EUR	—	100%	Telefónica Cybersecurity & Cloud Tech S.L.
Govertis Advisory Services S.L. Cybersecurity, electronic information security and IT consulting	Spain	EUR	—	100%	Telefónica Cybersecurity & Cloud Tech S.L.
Telefónica Cybersecurity & Cloud Tech Colombia SAS Ciberseguridad, seguridad de información electrónica y consultoría informática	Colombia	COP	406	100%	Telefónica Cybersecurity & Cloud Tech S.L.
Telefonica Cybersecurity Tech Mexico, S.A de C.V. Cybersecurity, electronic information security and IT consulting	Mexico	MXN	48	100%	Telefónica Cybersecurity & Cloud Tech S.L.
Telefônica Cibersegurança e Tecnología do Brasil Ltda Cybersecurity, electronic information security and IT consulting	Brazil	BRL	26	100%	Telefónica Cybersecurity & Cloud Tech S.L.
Telefónica Cybersecurity & Cloud Tech Perú S.A.C Cybersecurity, electronic information security and IT consulting	Peru	PEN	30	100%	Telefónica Tech S.L.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other companies (cont.)
Telefonica Cybersecurity Tech Ecuador Tctech S.A. Cybersecurity, electronic information security and IT consulting	Ecuador	USD	—	100%	Otecel, S.A. (99%) Telefónica Global Solutions Ecuador TGSE, S.A. (1%)
Telefónica Cybersecurity & Cloud Tech Deutschland GmbH Cybersecurity, electronic information security and IT consulting	Germany	EUR	—	100%	Telefónica Cybersecurity & Cloud Tech S.L.
Acens Technologies, S.L. Holding housing and telecommunications solutions Service provider	Spain	EUR	2	100%	Telefónica Cybersecurity & Cloud Tech S.L.
Altostratus Solutions, S.L. Provision of IT services	Spain	EUR	—	100%	Telefónica Cybersecurity & Cloud Tech S.L.
Telefónica Tech UK & Ireland, Limited Holding company	United Kingdom	GBP	14	100%	Telefónica Cybersecurity & Cloud Tech S.L.
Telefónica Tech UK Holdings Limited Holding company	United Kingdom	GBP	—	100%	Telefónica Tech UK & Ireland, Limited
Telefónica Tech UK TOG Limited Headquarters activities	United Kingdom	GBP	—	100%	Telefónica Tech UK Holdings Limited
Telefónica Tech UK Managed Services Limited Information technology, management and IT services consultancy	United Kingdom	GBP	—	100%	Telefónica Tech UK TOG Limited
Telefónica Tech UK Limited Information technology, management and IT services consultancy	United Kingdom	GBP	—	100%	Telefónica Tech UK TOG Limited
Telefónica Tech Northern Ireland Holdings Limited Other computer service activities	United Kingdom	GBP	1	100%	Telefónica Tech UK & Ireland, Limited
Telefónica Tech Communication & Collaboration Limited Other computer service activities	United Kingdom	GBP	—	100%	Telefónica Tech Northern Ireland Holdings Limited
Telefónica Tech Northern Ireland Limited Other computer service activities	United Kingdom	GBP	—	100%	Telefónica Tech Northern Ireland Holdings Limited
Telefónica Tech Ireland Limited Provision of IT services	Ireland	EUR	—	100%	Telefónica Tech Northern Ireland Holdings Limited
Telefónica Tech Ocean Limited Holding company	United Kingdom	GBP	—	100%	Telefónica Tech UK & Ireland, Limited.
Perpetual Topco Limited Holding company	United Kingdom	GBP	4	100%	Telefónica Tech UK & Ireland Limited
Perpetual Midco Limited Holding company	United Kingdom	GBP	4	100%	Perpetual Topco Limited
Perpetual Bidco Limited Holding company	United Kingdom	GBP	3	100%	Perpetual Midco Limited
Incremental Group Holdings Limited Holding company	United Kingdom	GBP	1	100%	Perpetual Bidco Limited
Redspire Limited Software development and information technology consultancy activities	United Kingdom	GBP	—	100%	Incremental Group Holdings Limited
Incremental Group Limited Information technology consultancy activities and other services activities	United Kingdom	GBP	—	100%	Incremental Group Holdings Limited
Adatis Group Limited Holding company	United Kingdom	GBP	—	100%	Incremental Group Holdings Limited
Adatis Consulting Limited Information technology consultancy activities	United Kingdom	GBP	—	100%	Adatis Group Limited
Adatis BG LTD Information technology consultancy activities	Bulgaria	BGN	—	100%	Adatis Consulting Limited
Adatis India Private Limited Information technology consultancy activities	India	INR	—	100%	Adatis Group Limited (99%) Adatis Consulting Limited (1%)
Kumo Analytics Limited Information technology consultancy activities	United Kingdom	GBP	—	100%	Adatis Group Limited
Adatis Managed Services Limited Information technology consultancy activities	United Kingdom	GBP	—	100%	Adatis Group Limited

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other companies (cont.)
BE-terna Acceleration Holding GmbH Holding company and provision of marketing, consultancy, implementation and commercialisation services for software and information technology	Germany	EUR	—	100%	Telefónica Cybersecurity & Cloud Tech SL.
BE-terna Acceleration GmbH Holding company	Germany	EUR	—	100%	BE-terna Accelera Holding
BE-terna Enhancement GmbH Holding company	Germany	EUR	—	100%	BE-terna Acceleration
BE-terna Germany GmbH Holding company	Germany	EUR	—	100%	BE-terna Enhancement
BE-terna AB (Sweden) Technology services	Sweden	SEK	—	100%	BE-terna Enhancement
Boydak Automation AG Technology services	Switzerland	CHF	—	100%	BE-terna Enhancement
BE-terna ApS (Denmark) Computer programming activities	Denmark	DKK	—	100%	BE-terna Enhancement
BE-terna B.V. (Netherlands) Technology services	Netherlands	EUR	—	100%	BE-terna ApS (Denmark)
BE-terna GmbH (Leipzig) Software production, electronic data processing, consultancy, services and project management	Germany	EUR	—	100%	BE-terna Germany GmbH
BE-terna Austria GmbH Holding company	Austria	EUR	—	100%	BE-terna Enhancement
BE-terna GmbH (Innsbruck) Services in automatic data processing and information technology	Austria	EUR	—	100%	BE-terna Austria GmbH
Pipol A/S Conduct business with international implementation of business-oriented software solutions	Denmark	DKK	1	100%	BE-terna Enhancement
BE-terna A/S (Norway) Computer programming activities	Norway	NOK	—	100%	BE-terna Enhancement
BE-terna Business Solutions GmbH Software development and consulting, distribution of corresponding products, systems and processes	Germany	EUR	—	100%	BE-terna GmbH (Innsbruck)
BE-terna Industry Solutions GmbH Sales, implementation and maintenance of international ERP products	Germany	EUR	—	100%	BE-terna GmbH (Innsbruck)
BE-terna AG (Switzerland) Service provision, analysis and optimisation of business processes, selection of business software and implementation of ERP solutions	Switzerland	CHF	—	100%	BE-terna GmbH (Innsbruck)
BE-terna Adriatic d.o.o Holding company	Slovenia	EUR	—	100%	BE-terna Austria GmbH
BE-terna d.o.o Belgrade (Serbia) Technology services	Serbia	RSD	13	100%	BE-terna Adriatic
BE-terna d.o.o Ljubijana (Slovenia) Technology services	Slovenia	EUR	—	100%	BE-terna Adriatic
BE-terna d.o.o Zagreb (Croatia) Technology services	Croatia	HRK	2	100%	BE-terna Adriatic
Pontel Participaciones, S.L. Holding company	Spain	EUR	—	83.35%	Telefónica, S.A.
Telxius Telecom, S.A. Telecommunications service provider	Spain	EUR	260	50.01%	Pontel Participaciones, S.L.
Telxius Cable América, S.A. Provision of high bandwidth communications services	Uruguay	USD	417	50.01%	Telxius Telecom, S.A.
Telxius Cable España, S.L.U. Establishment and operation of any kind of communications infrastructure and/or network	Spain	EUR	5	50.01%	Telxius Telecom, S.A.
Telxius Cable República Dominicana, S.A.S. Telecommunications service provider	Republica Dominicana	USD	6	50.01%	Telxius Cable América, S.A. (49.51%) Telxius Cable España, S.L.U. (0.5%)
Telxius Cable Argentina, S.A. Operation and deployment of telecommunications infraestructure	Argentina	USD	78	50.01%	Telxius Cable América, S.A. (49.98%) Telxius Cable España, S.L.U. (0.03%)

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other companies (cont.)
Telxius Cable Panamá, S.A. Installation and operation of telecommunications networks for wholesalers	Panama	USD	10	50.01%	Telxius Cable América, S.A.
Telxius Cable Puerto Rico, Inc. High capacity optical fibre network communications services	Puerto Rico	USD	14	50.01%	Telxius Cable América, S.A.
Telxius Cable USA, Inc. High bandwidth communications services	USA	USD	58	50.01%	Telxius Cable América, S.A.
Telxius Cable Ecuador, S.A. Sale of usage of data transmission capacity via an underwater optical fibre network	Ecuador	USD	5	50.01%	Telxius Cable América, S.A.
Telxius Cable Chile, S.A. Involvement in businesses related to public or private telecommunications services	Chile	USD	37	50.01%	Telxius Cable América, S.A.
Telxius Cable Guatemala, S.A. Installation and operation of telecommunications networks for wholesalers	Guatemala	USD	20	50.01%	Telxius Cable América, S.A.
Telxius Cable Perú, S.A.C. Involvement in the operation and deployment of international telecommunications services via underwater cables and others means	Peru	USD	20	50.01%	Telxius Cable América, S.A.
Telxius Cable Colombia, S.A. Supply of data transmission capacity via underwater cable system	Colombia	USD	4	50.01%	Telxius Cable América, S.A. (47.5%) Telxius Cable Chile, S.A. (0.83%) Telxius Cable Perú, S.A.C. (0.84%) Telxius Cable Guatemala, S.A. (0.83%) Telxius Cable Argentina, S.A. (0.01%)
Telxius Cable Brasil Participaçoes, Ltda. Holding company	Brazil	USD	62	50.01%	Telxius Cable América, S.A.
Telxius Cable Brasil, Ltda. Operation and deployment of telecommunications infrastructures	Brazil	USD	74	50.01%	Telxius Cable Brasil Participaçoes, Ltda.
Telxius Cable Bolivia, S.A. Establishment and operation of any kind of communications infrastructure and/or network	Bolivia	USD	4	50.01%	Telxius Cable América, S.A. (49.01%) Telxius Cable España, S.L.U. (0.5%) Telxius Cable Argentina, S.A. (0.5%)
Companies accounted for using the equity method
VMED O2 UK Limited Integrated provider of fixed and mobile services	United Kingdom	GBP	—	50%	Telefónica O2 Holdings Limited
FiBrasil Infraestrutura e Fibra Ótica S.A. Fibre wholesale supplier	Brazil	BRL	2	43.7%	Telefônica Brasil, S.A. (18.7%) Telefónica Infra S.L. (25%)
VivaE Educação Digital S.A. Training for professional and management development	Brazil	BRL	1	37.40%	Telefônica Brasil, S.A.
HoldCo InfraCo SpA Investment in money and/or securities	Chile	CLP	25,067	39.74%	Telefónica Chile, S.A.
Infraco SpA. Operation of physical fibre optic infrastructure	Chile	CLP	25,067	39.74%	HoldCo InfraCo SpA
Telefónica Factoring España, S.A. Factoring services provider	Spain	EUR	5	50%	Telefónica, S.A.
Telefónica Factoring Do Brasil, Ltda. Factoring services provider	Brazil	BRL	5	50%	Telefónica, S.A. (40%) Telefónica Factoring España, S.A. (10%)
Telefónica Factoring Mexico, S.A. de C.V. SOFOM ENR Factoring services provider	Mexico	MXN	34	50%	Telefónica, S.A. (40.5%) Telefónica Factoring España, S.A. (9.5%)
Telefónica Factoring Perú, S.A.C. Factoring services provider	Peru	PEN	6	50%	Telefónica, S.A. (40.5%) Telefónica Factoring España, S.A. (9.5%)
Telefónica Factoring Colombia, S.A. Factoring services provider	Colombia	COP	4,000	50%	Telefónica, S.A. (40.5%) Telefónica Factoring España, S.A. (9.5%)

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Companies accounted for using the equity method (cont.)
Telefónica Factoring Chile, SpA. Factoring services provider	Chile	CLP	547	50%	Telefónica Factoring España, S.A.
Mobile Financial Services Holding SPRL Financial services	Belgium	USD	198	50%	Telefónica Internacional Holding, B.V (26.28%) Telefónica Holding Atticus, B.V (23.72%)
Telefónica Consumer Finance, Establecimiento Financiero de Crédito, S.A. Specialised credit institution	Spain	EUR	5	50%	Telefónica, S.A.
Movistar Consumer Finance Colombia SAS. Specialised credit institution	Colombia	COP	6,000	50%	Telefónica Digital España, S.L.
Alamo Holdco S.L. Holding company	Spain	EUR	—	27%	Colombia Telecomunicaciones S.A. ESP BIC
ONNET Fibra Colombia S.A.S. Fibre wholesale supplier	Colombia	COP	45,852	27%	Alamo Holdco S.L.
The Smart Steps Data Technology Company Big data services in China	China	CNY	—	37.5%	Telefonica Iot & Big Data Tech S.A.
Internet para todos S.A.C Telecommunications service provider	Peru	PEN	364	54.09%	Telefónica del Perú, S.A.A.
Movistar Prosegur Alarmas, S.L. Private security services	Spain	EUR	—	50%	Telefónica España Filiales, S.A.
Prosegur Soluciones S.A.U. Private security services	Spain	EUR	—	50%	Movistar Prosegur Alarmas, S.L.
Buendía Producción, S.L. Service provision related to film and video production activities	Spain	EUR	—	50%	Telefónica Audiovisual Digital, S.L.U.
Buendía Estudios, S.L. Service provision related to film and video production activities	Spain	EUR	—	50%	Telefónica Audiovisual Digital, S.L.U.
Buendía Estudios Uno, S.L.U. Service provision related to film and video production activities	Spain	EUR	—	50%	Buendía Estudios, S.L.
Buendía Estudios Dos, S.L.U. Service provision related to film and video production activities	Spain	EUR	—	50%	Buendía Estudios, S.L.
Buendía Estudios Canarias, S.L.U Service provision related to film and video production activities	Spain	EUR	—	50%	Buendía Estudios, S.L.
Buendía Estudios Bizkaia, S.L. Service provision related to film and video production activities	Spain	EUR	—	50%	Buendía Estudios, S.L.
Solar360 de Repsol y Movistar S.L. Development and marketing of photovoltaic self-consumption products and/or services	Spain	EUR	—	50%	Telefónica de España, S.A.U.
UGG TopCo/HoldCo General Partner GmbH. Holding company	Germany	EUR	—	47.06%	Telefónica Infra Germany GmbH. (40%) Telefónica Deutschland Holding A.G. (7.06%)
UGG TopCo GmbH & Co KG Holding company	Germany	EUR	—	47.06%	Telefónica Infra Germany GmbH. (40%) Telefónica Deutschland Holding A.G. (7.06%)
UGG HoldCo GmbH& Co KG Holding company	Germany	EUR	—	47.06%	UGG TopCo GmbH & Co KG
UGG General Partner GmbH Holding company	Germany	EUR	—	47.06%	UGG HoldCo GmbH& Co KG
Unsere Grüne Glasfaser GmbH & Co KG Broadband telecommunications operator	Germany	EUR	—	47.06%	UGG HoldCo GmbH& Co KG
Daytona Midco S.L. Securities transactions	Spain	EUR	4	20%	Telefónica Infra, S.L.
Digital Data Centre BidCo, S.L.U. Management and administration of equity securities	Spain	EUR	4	20%	Daytona Midco S.L.
Telefónica Renting, S.A. Purchase, sale and leasing of all kinds of movable property and provision of services ancillary to the leasing thereof	Spain	EUR	—	50%	Telefónica, S.A.
Opal Holdco Limited Holding company	United Kingdom	GBP	—	50%	Telefónica Infra, S.L.
Opal Jvco Limited Holding company	United Kingdom	GBP	—	25%	Opal Holdco Limited

Main changes in the scope of consolidation for the year 2022
Acquisition of new companies

Companies/Segment/Subsidiaries	Country	Date of inclusion	% Acquisition
Telefónica Brazil
VivaE Educação Digital S.A. Training for professional and management development	Brazil	02/28/2022	74.79%
Garliava RJ Infraestrutura e Redes de Telecomunicacoes S.A. Wireline telephony operator	Brazil	04/30/2022	74.79%
Vivo ventures fundo de investimento em participacoes multiestrategia. Fondos de inversión	Brazil	04/30/2022	74.79%
Vita IT Comércio e Serviços de Soluções em TI Ltda. Technical support, maintenance and other IT services	Brazil	10/31/2022	74.79%
Other companies
Geprom Software Engineering S.L. Technical engineering services and other consultancy activities	Spain	01/30/2022	100%
Geprom Software Engineering S.A. de C.V. Technical engineering services and other consultancy activities	Mexico	01/30/2022	100%
Perpetual Topco Limited Holding company	United Kingdom	03/31/2022	100%
Perpetual Midco Limited Holding company	United Kingdom	03/31/2022	100%
Perpetual Bidco Limited Holding company	United Kingdom	03/31/2022	100%
Incremental Group Holdings Limited Holding company	United Kingdom	03/31/2022	100%
Redspire Limited Software development and information technology consultancy activities	United Kingdom	03/31/2022	100%
Incremental Group Limited Information technology consultancy activities and other services activities	United Kingdom	03/31/2022	100%
Adatis Group Limited Holding company	United Kingdom	03/31/2022	100%
Adatis Consulting Limited Information technology consultancy activities	United Kingdom	03/31/2022	100%
Adatis BG LTD Information technology consultancy activities	Bulgaria	03/31/2022	100%
Adatis India Private Limited Information technology consultancy activities	India	03/31/2022	100%
Kumo Analytics Limited Information technology consultancy activities	United Kingdom	03/31/2022	100%
Adatis Managed Services Limited Information technology consultancy activities	United Kingdom	03/31/2022	100%
BE-terna Acceleration Holding GmbH Holding company and provision of marketing, consultancy, implementation and commercialisation services for software and information technology	Germany	06/30/2022	100%
BE-terna Acceleration GmbH Holding company	Germany	06/30/2022	100%
BE-terna Enhancement GmbH Holding company	Germany	06/30/2022	100%
BE-terna Germany GmbH Holding company	Germany	06/30/2022	100%
BE-terna AB (Sweden) Technology services	Sweden	06/30/2022	100%
Boydak Automation AG Technology services	Switzerland	06/30/2022	100%
BE-terna ApS (Denmark) Computer programming activities	Denmark	06/30/2022	100%
BE-terna B.V. (Netherlands) Technology services	Netherlands	06/30/2022	100%
BE-terna GmbH (Leipzig) Software production, electronic data processing, consultancy, services and project management	Germany	06/30/2022	100%

Companies/Segment/Subsidiaries	Country	Date of inclusion	% Acquisition
Other companies (cont.)
BE-terna Austria GmbH Holding company	Austria	06/30/2022	100%
BE-terna GmbH (Innsbruck) Services in automatic data processing and information technology	Austria	06/30/2022	100%
Pipol A/S Conduct business with international implementation of business-oriented software solutions	Dinamarca	06/30/2022	100%
BE-terna A/S (Norway) Computer programming activities	Norway	06/30/2022	100%
BE-terna Business Solutions GmbH Software development and consulting, distribution of corresponding products, systems and processes	Germany	06/30/2022	100%
BE-terna Industry Solutions GmbH Sales, implementation and maintenance of international ERP products	Germany	06/30/2022	100%
BE-terna AG (Switzerland) Service provision, analysis and optimisation of business processes, selection of business software and implementation of ERP solutions	Switzerland	06/30/2022	100%
BE-terna Adriatic d.o.o Holding company	Slovenia	06/30/2022	100%
BE-terna d.o.o Belgrade (Serbia) Technology services	Serbia	06/30/2022	100%
BE-terna d.o.o Ljubijana (Slovenia) Technology services	Slovenia	06/30/2022	100%
BE-terna d.o.o Zagreb (Croatia) Technology services	Croatia	06/30/2022	100%
Companies accounted for using the equity method
Alamo Holdco S.L. Holding company	Spain	01/31/2022	27%
ONNET Fibra Colombia S.A.S. Fibre wholesale supplier	Colombia	01/31/2022	27%
Opal Holdco Limited Holding company	United Kingdom	08/31/2022	50%
Liberty Global Investment Jvco Limited Holding company	United Kingdom	08/31/2022	50%
Incorporation of companies

Companies/Segment/Subsidiaries	Country	Date of incorporation	% Acquisition
Telefónica Spain
Bluevia Fibra, S.L. Operations and exploitation of FTTH network and other connectivity services.	Spain	06/30/2022	100%
Solar360 Soluciones de Instalacion y Mantenimiento S.L. Marketing and management in the installation, sale and maintenance of photovoltaic equipment	Spain	06/30/2022	51%
Telefónica Hispam
TLH Holdco, S.L. Holding company	Spain	09/30/2022	100%
Other companies
TIS Hispanoamérica, S.L. Security services and systems	Spain	10/31/2022	100%
Companies accounted for using the equity method
Buendía Estudios Canarias, S.L.U Service provision related to film and video production activities	Spain	01/01/2022	50%
Buendía Estudios Bizkaia, S.L. Service provision related to film and video production activities	Spain	09/30/2022	50%
Solar360 de Repsol y Movistar S.L. Development and marketing of photovoltaic self-consumption products and/or services	Spain	06/30/2022	50%
Telefónica Renting, S.A. Purchase, sale and leasing of all kinds of movable property and provision of services ancillary to the leasing thereof	Spain	07/31/2022	50%

Merged companies

Companies/Segment/Subsidiaries	Country	Date	Surviving company
Telefónica Spain
Compañía Independiente de Televisión, S.L. Provision of all type of audiovisual telecommunications services	Spain	06/30/2022	Telefónica Audiovisual Digital, S.L.U.

Divestment companies

Companies/Segment/Subsidiaries	Country	Deconsolidation date	% Sold
Telefónica Spain
Bluevia Fibra, S.L.U. Operations and exploitation of FTTH network and other connectivity services.	Spain	12/31/2022	45%
Other companies
Telefónica Móviles El Salvador, S.A. de C.V. Provision of wireless and international long distance communications services	El Salvador	01/31/2022	59.58%
Companies accounted for using the equity method
VivaE Educação Digital S.A. Training for professional and management development	Brazil	04/30/2022	50%
Opal Jvco Limited Holding company	United Kingdom	12/31/2022	25%

Liquidated companies

Companies/Segment/Subsidiaries	Country	Deconsolidation date	% Shareholding
Other companies
Telefónica Cybersecurity Tech Argentina S.A. Cybersecurity, electronic information security and IT consulting	Argentina	08/31/2022	100%
Sao Paulo Telecomunicaçoes Participaçoes Ltda Holding company	Brazil	10/31/2022	100%

Main changes in the scope of consolidation for the year 2021
Acquisition of new companies

Companies/Segment/Subsidiaries	Country	Date of inclusion	% Acquisition
Other companies
Altostratus Solutions, S.L. Provision of IT services	Spain	06/30/2021	100%
Telefónica Cybersecurity & Cloud Tech Deutschland GmbH Cybersecurity, electronic information security and IT consulting	Germany	08/31/2021	100%
Telefónica Tech UK & Ireland, Limited Holding company	United Kingdom	07/31/2021	100%
Telefónica Tech UK Holdings Limited Holding company	United Kingdom	07/31/2021	100%
Telefónica Tech UK TOG Limited Headquarters activities	United Kingdom	07/31/2021	100%
Telefónica Tech UK Managed Services Limited Information technology, management and IT services consultancy	United Kingdom	07/31/2021	100%
Telefónica Tech UK Limited Information technology, management and IT services consultancy	United Kingdom	07/31/2021	100%
Telefónica Tech Northern Ireland Holdings Limited Other computer service activities	United Kingdom	07/31/2021	100%
Telefónica Tech Communication & Collaboration Limited Other computer service activities	United Kingdom	07/31/2021	100%
Telefónica Tech Northern Ireland Limited Other computer service activities	United Kingdom	07/31/2021	100%
Cancom Ireland Limited Provision of IT services	Ireland	07/31/2021	100%
Telefónica Tech Ocean Limited Holding company	United Kingdom	07/31/2021	100%
Companies accounted for using the equity method
Prosegur Soluciones S.A.U. Private security services	Spain	07/31/2021	100%
Daytona Midco S.L. Securities transactions	Spain	05/31/2021	13.94%

Incorporation of companies

Companies/Segment/Subsidiaries	Country	Date of incorporation	% Acquisition
Telefónica Hispam
HoldCo InfraCo SpA Investment in money and/or securities	Chile	04/30/2021	100%
Other companies
Telefónica Global Solutions Germany GmbH. International service provider	Germany	03/31/2021	100%
Companies accounted for using the equity method
Movistar Consumer Finance Colombia SAS. Specialised credit institution	Colombia	01/31/2021	50%
Buendía Estudios Uno, S.L.U. Service provision related to film and video production activities	Spain	03/31/2021	50%
Buendía Estudios Dos, S.L.U. Service provision related to film and video production activities	Spain	03/31/2021	50%
Joint ventures
FiBrasil Infraestrutura e Fibra Ótica S.A. Fibre wholesale supplier	Brazil	03/31/2021	43.55%
VMED O2 UK Limited Integrated provider of fixed and mobile services	United Kingdom	06/30/2021	50%

Merged companies

Companies/Segment/Subsidiaries	Country	Date	Surviving company
Other companies
Govertis Advisory Services Perú S.A.C. Cybersecurity, electronic information security and IT consulting	Peru	06/30/2021	Telefónica Cybersecurity & Cloud Tech Perú S.A.C
Cyberrange S.L. Cybersecurity, electronic information security and IT consulting	Spain	10/31/2021	Telefónica Cybersecurity & Cloud Tech SL.
Ace & Niu Consulting S.L. Cybersecurity, electronic information security and IT consulting	Spain	10/31/2021	Govertis Advisory Services S.L.
Telefónica Innovación Alpha, S.L. Electronic communications and audiovisual services provider	Spain	09/30/2021	Telefonica Open Innovation S.L.

Divestment companies

Companies/Segment/Subsidiaries	Country	Deconsolidation date	% Sold
Other companies
Inmosites, S.A.U. Purchase and leasing of real estate related to the telecommunications infrastructure business	Spain	06/30/2021	50.01%
Telxius Torres Latam, S.L.U. Establishment and operation of any kind of communications infrastructure and/or network	Spain	06/30/2021	50.01%
Telxius Torres España, S.L.U. Establishment and operation of any kind of communications infrastructure and/or network	Spain	06/30/2021	50.01%
Telxius Towers Germany, Gmbh. Telecommunications service provider	Germany	06/30/2021	50.01%
Telxius Torres Perú S.A.C. Telecommunications service provider	Peru	06/30/2021	50.01%
Telxius Torres Chile Holding, S.A. Holding company	Chile	06/30/2021	50.01%
Telxius Torres Chile, S.A. Telecommunications service provider	Chile	06/30/2021	50.01%
Telxius Torres Brasil, Ltda. Telecommunications service provider	Brazil	06/30/2021	50.01%
Inmosites Brasil Participaçoes Imobiliarias Ltda Telecommunications service provider	Brazil	06/30/2021	50.01%
Telxius Torres Argentina, S.A. Telecommunications service provider	Argentina	06/30/2021	50.01%
Telefónica de Costa Rica TC, S.A. Wireless communications	Costa Rica	08/31/2021	100%
Companies accounted for using the equity method
HoldCo InfraCo SpA Investment in money and/or securities	Chile	07/31/2021	60%
Joint ventures
O2 Holdings Ltd Holding company	United Kingdom	06/30/2021	50%
Telefónica United Kingdom Ltd. Wireless communications	United Kingdom	06/30/2021	50%
Giffgaff Ltd Wireless communications services provider	United Kingdom	06/30/2021	50%
O2 Networks Ltd. Holding company	United Kingdom	06/30/2021	50%
Cornerstone Telecomunications Network sharing	United Kingdom	06/30/2021	25%
Tesco Mobile Ltd. Wireless telephony services	United Kingdom	06/30/2021	25%
Telefónica Cybersecurity Tech UK Limited Cybersecurity, electronic information security and IT consulting	United Kingdom	06/30/2021	50%

Appendix II: Board and Senior Management Compensation
TELEFÓNICA, S.A.
(Amounts in euros)

Directors	Salary[1]	Fixed remunera-tion[2]	Allowances[3]	Short-term variable remuneration[4]	Remuneration for belonging to the Board Committees[5]	Other items[6]	Total
Mr. José María Álvarez-Pallete López	1,923,100	—	—	4,198,897	—	6,085	6,128,082
Mr. Isidro Fainé Casas	—	200,000	—	—	80,000	—	280,000
Mr. José María Abril Pérez	—	200,000	9,000	—	91,200	—	300,200
Mr. José Javier Echenique Landiríbar	—	200,000	24,000	—	113,600	—	337,600
Mr. Ángel Vilá Boix	1,600,000	—	—	2,911,200	—	24,514	4,535,714
Mr. Juan Ignacio Cirac Sasturain	—	120,000	30,000	—	33,600	—	183,600
Mr. Peter Erskine	—	120,000	19,000	—	113,600	—	252,600
Ms. Carmen García de Andrés	—	120,000	32,000	—	33,600	—	185,600
Ms. María Luisa García Blanco	—	120,000	32,000	—	44,800	—	196,800
Mr. Peter Löscher	—	120,000	23,000	—	113,600	—	256,600
Ms. Verónica Pascual Boé	—	120,000	7,000	—	11,200	—	138,200
Mr. Francisco Javier de Paz Mancho	—	120,000	33,000	—	124,800	—	277,800
Mr. Francisco José Riberas Mera	—	120,000	—	—	—	—	120,000
Ms. María Rotondo Urcola	—	120,000	20,000	—	22,400	—	162,400
Ms. Claudia Sender Ramírez	—	120,000	18,000	—	22,400	—	160,400
1Salary: Regarding Mr José María Álvarez-Pallete López and Mr Ángel Vilá Boix, the amount includes the non-variable remuneration earned from their executive functions.
2Fixed remuneration: Amount of the compensation in cash, with a pre-established payment periodicity, whether or not it can be consolidated over time, earned by the member for his/her position on the Board, regardless of the effective attendance of the member to board meetings.
3 Allowances: Total amount of allowances for attending Advisory or Steering Committee meetings.
4Short-term variable remuneration (bonuses): Variable amount linked to the performance or achievement of a series of individual or group objectives (quantitative or qualitative) within a period of time equal to or less than a year, corresponding to the year 2022 and to be paid in the year 2023. In reference to the bonus corresponding to 2021, which was paid in 2022, Executive Board Member Mr José María Álvarez-Pallete López received 3,807,738 euros and Executive Board Member Mr Ángel Vilá Boix received 2,640,000 euros.
5Remuneration for belonging to the Board Committees: Amount of items other than allowances, which the directors are beneficiaries through their position on the Executive Commission and the Advisory or Steering Committees, regardless of the effective attendance of the board member such Committee meetings.
6Other concepts: This includes, among others, the amounts received as remuneration in kind (general medical and dental coverage and vehicle insurance), paid by Telefónica, S.A.

The following table breaks down the amounts accrued and/or received from other companies of the Telefónica Group other than Telefónica, S.A. individually, by the Board Members of the Company, by the performance of executive functions or by their membership to the Board of Directors of such companies:
OTHER COMPANIES OF THE TELEFÓNICA GROUP
(Amounts in euros)

Directors	Salary[1]	Fixed remunera-tion[2]	Allowances[3]	Short-term variable remuneration[4]	Remuneration for belonging to the Board Committees[5]	Other items[6]	Total
Mr. José María Álvarez-Pallete López	—	—	—	—	—	—	—
Mr. Isidro Fainé Casas	—	—	—	—	—	—	—
Mr. José María Abril Pérez	—	—	—	—	—	—	—
Mr. José Javier Echenique Landiríbar	—	90,000	—	—	—	87,500	177,500
Mr. Ángel Vilá Boix	—	—	—	—	—	—	—
Mr. Juan Ignacio Cirac Sasturain	—	—	—	—	—	90,457	90,457
Mr. Peter Erskine	—	80,000	—	—	—		80,000
Ms Carmen García de Andrés	—	—	—	—	—	—	—
Ms. María Luisa García Blanco	—	—	—	—	—	87,500	87,500
Mr. Peter Löscher	—	119,000	—	—	—	—	119,000
Ms. Verónica Pascual Boé	—	—	—	—	—	60,457	60,457
Mr. Francisco Javier de Paz Mancho	—	170,727	—	—	—	155,000	325,727
Mr. Francisco José Riberas Mera	—	—	—	—	—	—	—
Ms. María Rotondo Urcola	—	—	—	—	—	—	—
Ms. Claudia Sender Ramírez	—	—	—	—	—	127,957	127,957
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
4. Variable short-term remuneration (bonuses): Variable amount linked to the performance or achievement of a series of individual or group objectives (quantitative or qualitative) within a period of time equal to or less than a year, corresponding to the year 2022 and to be paid in the year 2023 by other companies of the Telefónica Group.
5. Remuneration for belonging to the Board Committees of other companies of the Telefónica Group: Amount of items other than allowances, which the directors are beneficiaries through their position on the Advisory or Steering Committees of other companies of the Telefónica Group, regardless of the effective attendance of the board member such Committee meetings.
6. Other concepts: This includes, among others, the amounts received as remuneration in kind (general medical and dental coverage and vehicle insurance), paid by other companies of the Telefónica Group. Also included are the amounts received for membership of the Advisory Boards of Telefónica España, Telefónica Hispanoamérica, Telefónica Tech and Telefónica Ingeniería de Seguridad.

Additionally, as mentioned in the Remuneration Policy section, the Executive Board Members have a series of Assistance Services. Below, the contributions made during 2022 are detailed for the Company to long-term savings systems (Pension Plans and Social Welfare Plan):

LONG-TERM SAVINGS SYSTEMS
(Amounts in euros)

Directors	Contributions for fiscal year 2022
Mr. José María Álvarez-Pallete López	673,085
Mr. Ángel Vilá Boix	560,000

The breakdown of the long-term saving systems includes contributions to Pension Plans, to the Benefit Plan and to the Unit link-type Insurance, as set out below:
(Amounts in euros)

Directors	Contribution to Pension Plans	Contribution to Executive Social Welfare Plan[1]	Contributions to Unit link-type Insurance/Pension Plan Surplus[2]
Mr. José María Álvarez-Pallete López	7,574	540,968	124,543
Mr. Ángel Vilá Boix	6,721	487,840	65,439
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
The 2022 amounts for life insurance premiums were as follows:
LIFE INSURANCE PREMIUMS
(Amounts in euros)

Directors	Life insurance premiums
Mr. José María Álvarez-Pallete López	74,699
Mr. Ángel Vilá Boix	58,820
REMUNERATION PLANS BASED ON SHARES
As regards to remuneration plans based on shares (involving Executive Directors), the following long-term variable remuneration plans were in existence during the year 2022:

The so-called Performance Share Plan ("PSP"), made up of three cycles (2018-2021; 2019-2022; 2020-2023), approved by the General Shareholders' Meeting held on June 8, 2018.

The maximum number of Telefónica shares to be delivered depends (i) 50% of the compliance with the targets set out for Total Shareholder Return ("TSR") on Telefónica, S.A. shares with respect to the TSRs of a comparison group of companies in the telecommunications sector weighted according to their relevance to Telefónica, and (ii) 50%, of the Free Cash Flow (the "FCF") of the Telefónica Group.

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
The target measurement period for the Second Cycle started on January 1, 2019 and ended on December 31, 2021, resulting in a weighted payout ratio of 50%. The evaluation of the degree of compliance was carried out on the basis of the evolution of the share price, as well as the audited results of the Company. Thus, at the end of the Plan's Second Cycle, Executive Directors received 234,000 gross shares in the case of the Executive Chairman, Mr. José María Álvarez-Pallete López, and 173,500 gross shares in the case of the Chief Operating Officer (C.O.O.) Mr. Ángel Vilá Boix.

The target measurement period of the Third and last Cycle started on January 1, 2020 and ended on December 31, 2022.

This Cycle had a maximum of 465,000 shares allocated on January 1, 2020, to the executive Directors, with a unit fair value of 3.2136 euros per share for FCF ("Free Cash Flow") and 1.6444 euros for TSR ("Total Shareholder Return"). At the end of the cycle date, Kepler has submitted the Nominating, Compensation and Good Governance Committee the calculation of Total Shareholder Return for Telefónica, S.A., which has concluded below the median according to the performance scale. Therefore, there is no right to perceive the number of shares linked to the relative TSR objective.
With respect to Free Cash Flow objective, considering the partial fulfillment of 2020, 2021 and 2022, the average weighted payment coefficient is 50%. Performance assessment has been carried out based on the results audited both by independent and internal auditors of the Company, analyzed firstly by the Audit and Control Committee and subsequently submitted to the Nominating, Compensation and Corporate Governance Committee and approved by the Board of Directors.
Thus, at the end of the Plan's Third and last Cycle, Executive Directors are entitled to receive 133,500 gross shares in the case of the Executive Chairman, Mr. José María Álvarez-Pallete López, and 99,000 gross shares in the case of the Chief Operating Officer (C.O.O.) Mr Ángel Vilá Boix.
On the other hand, the denominated Performance Share Plan (PSP), consisting of three cycles (2021-2024; 2022- 2025; 2023-2026), approved by the Ordinary General Meeting of Shareholders held on April 23, 2021, was also in force during the financial year 2022.

There were two Cycles of the Plan in force during the 2022 financial year. The First Cycle, which started on January 1, 2021 and will end on December 31, 2023. If targets are met, the shares will be delivered in 2024. And the Second Cycle, which started on January 1, 2022 and will end on December 31, 2024. If targets are met, the shares will be delivered in 2025.

In both Cycles, the number of Telefónica, S.A. shares that, within the established maximum, could be delivered, as the case may be, to the Participants, is conditioned and is determined based on the compliance of the established targets: 50% of the compliance of the Total Shareholder Return objective (the TSR) of the Telefónica, S.A. share, 40% of the generation of Free Cash Flow of the Telefónica Group (the FCF), and 10% of the Neutralization of CO2 Emissions.

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

With regard to the FCF, for each of the two cycles in force during the fiscal year 2022, the Board of Directors, at the proposal of the Appointments, Remunerations and Corporate Governance Committee, determined a scale of achievement that includes a minimum threshold of 90% compliance, below which no incentive is paid and compliance with which will entail the delivery of 20% of the theoretical shares assigned, and a maximum level of 100% compliance, which will entail the delivery of 40% of the theoretical shares assigned.

To determine compliance with the CO2 Emissions Neutralization target and calculate the specific number of shares to be delivered for this item, the level of CO2 emissions neutralization achieved at the end of the cycle will be measured, with the incentive being paid upon reaching a certain level of scope 1 + 2 emissions reduction.

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

At the beginning of both cycles, the Board of Directors, at the proposal of the Appointments, Remunerations and Corporate Governance Committee, determined a scale of achievement that includes a minimum threshold of 90% compliance, below which no incentive is paid and compliance with which will entail the delivery of 5% of the theoretical shares assigned, and a maximum level of 100% compliance, which will entail the delivery of 10% of the theoretical shares assigned. In addition, a minimum level of emission reductions of Scope 1 + 2 will need to be achieved for the incentive to be paid.

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

The maximum number of allocated shares to be delivered in the event of maximum compliance with the TSR (Total Shareholder Return), FCF (Free Cash Flow) and CO2 Emission Neutralization targets set for the First and Second Cycle of the Plan is shown below.
PSP - First Cycle / 2021-2024

Directors	Maximum number of shares (*)
Mr. José María Álvarez-Pallete López	1,094,000
Mr. Ángel Vilá Boix	819,000
(*) Maximum possible number of shares to be received in case of maximum completion of TSR, FCF and Neutralization of CO2 Emissions target.

In any case, it is noted that no shares have been delivered to Executive Directors under the first cycle of the PSP and that the above table only reflects the number of potentially deliverable shares, without in any way implying that all or part of the shares will actually be delivered.
PSP - Second Cycle / 2022-2025

Directors	Maximum number of shares (*)
Mr. José María Álvarez-Pallete López	995,000
Mr. Ángel Vilá Boix	745,000
(*) Maximum possible number of shares to be received in case of maximum completion of TSR, FCF and Neutralization of CO2 Emissions target.

In any case, it is noted that no shares have been delivered to Executive Directors under the second cycle of the PSP and that the above table only reflects the number of potentially deliverable shares, without in any way implying that all or part of the shares will actually be delivered.
On the other hand, Telefónica, S.A. General Meeting of Shareholders held on April 8, 2022, approved a new Global Telefónica, S.A. Incentive Share Purchase Plan for Telefónica Group Employees, in which the Executive Directors participate as a token of their commitment to the Company and in order to encourage other employees to participate in the Global Plan. The Plan will end in March 2024, and the maximum amount that each employee can allocate to it is 1,800 euros.

In addition, it should be noted that the external directors of the company do not perceive nor have perceived remuneration during the year 2022 in concept of pensions or life insurance, nor do they participate in compensation plans referenced to the value of the share price.

Furthermore, the company does not grant nor has granted during the year 2022, an advance, loan or credit in favor of its Board Members or its Senior Management, complying with the requirements of the Sarbanes-Oxley Act published in the United States, which is applicable to Telefónica as a listed company in this market.

Remuneration of the Company’s Senior Management
As for the Directors who made up the Senior Management1 of the company in the year 2022, excluding those who form an integral part of the Board of Directors, have accrued a total amount of 9,381,900 euros during the 2022 fiscal year.
In addition, and in terms of long-term savings systems, the contributions made by the Telefónica Group during the year 2022 to the Social Security Plan described in the "Income and expenditure" note with regard to these directors increased to 943,754 euros; the contributions corresponding to the Pension Plan increased to 214,600 euros; the contributions to the Seguro Unit link-Excess Pension Fund increased to 112,712 euros.
Furthermore, the amount related to the remuneration in kind (which includes the fees for life insurance and other insurance, such as the general medical and dental coverage, and vehicle insurance) was 185,657 euros.
On the other hand, regarding share-based remuneration plans, during the year 2022, there were in force the following long-term variable remuneration plans:
The so-called "Performance Share Plan" ("PSP"), made up of three cycles (2018-2021; 2019-2022; 2020-2023), approved by the General Shareholders' Meeting held on June 8, 2018.
The target measurement period of the First Cycle started on January 1, 2018 and ended on December 31, 2020, resulting in a weighted payment coefficient of 50%.Consequently, the number of shares corresponding to the First Cycle (2018-2021) of the Performance Share Plan that were delivered in the 2021 financial year to the Company's Senior Executives amounted to 220,085 gross shares.
The target measurement period of the Second Cycle started on January 1, 2019 and ended on December 31, 2021, resulting in a weighted payment coefficient of 50%. Consequently, the number of shares corresponding to the Second Cycle (2019-2022) of the Performance Share Plan that were delivered in the 2022 financial year to the Company's Senior Executives amounted to 256,246 gross shares.
The target measurement period of the Third and last Cycle started on January 1, 2020 and ended on December 31, 2022. This cycle had a maximum of 316,762 shares allocated on January 1, 2020 to the group of directors forming part of the Company's Senior Management, with a unit fair value of 3.2136 euros per share for FCF and 1.6444 euros for TSR. At the end of the cycle date, Kepler has submitted the Nominating, Compensation and Good Governance Committee the calculation of TSR for Telefónica, S.A., which has concluded below the median according to the performance scale. Therefore, there is no right to perceive the number of shares linked to the relative TSR objective.
With respect to Free Cash Flow objective, considering the partial fulfillment of 2020, 2021 and 2022, the average weighted payment coefficient is 50%. Performance assessment has been carried out based on the results audited both by independent and internal auditors of the Company, analyzed firstly by the Audit and Control Committee and subsequently submitted to the Nominating, Compensation and Corporate Governance Committee and approved by the Board of Directors.
Thus, at the end of the Third Cycle (2020-2023) of the Performance Share Plan, the Company's Senior Executives are entitled to receive 158,381 gross shares.
On the other hand, the Performance Share Plan (PSP), consisting of three cycles (2021-2024; 2022-2025; 2023- 2026), approved by the Ordinary General Meeting of Shareholders held on April 23, 2021, was also in force during the financial year 2022.
The target measurement period of the First Cycle started on January 1, 2021 and will end on December 31, 2023. The maximum number of shares allocated to be delivered in 2023 in the event of maximum compliance with the TSR (Total Shareholder Return), FCF (Free Cash Flow) and CO2 Emission Neutralization targets set for the First Cycle (2021-2024) for all the Company's Senior Executives was 1,333,081.
The target measurement period of the Second Cycle started on January 1, 2022 and will end on December 31, 2024. The maximum number of shares allocated to be delivered in 2025 in the event of maximum compliance with the TSR (Total Shareholder Return), FCF (Free Cash Flow) and CO2 Emission Neutralization targets set for the Second Cycle (2022-2025) for all the Company's Senior Executives was 1,241,015.
1

On the other hand, Telefónica, S.A. General Meeting of Shareholders held on April 8, 2022, approved a new Global Telefónica, S.A. Incentive Share Purchase Plan for Telefónica Group Employees, in which the Senior Management participate as a token of their commitment to the Company and in order to encourage other employees to participate in the Plan. The Plan will end in March 2024, and the maximum amount that each employee can allocate to it is 1,800 euros.
1For these purposes, Senior Management is understood to be those persons who perform, de jure or de facto, senior management functions reporting directly to the Board of Directors or Executive Committees or Managing Directors of the Company, including, in all cases, the person responsible for Internal Audit.

Appendix III: Debentures and bonds
The detail and key features of outstanding debentures and bonds at December 31, 2022 are as follows (in millions of euros):

Total Telefónica and its instrumental companies
			Maturity (nominal)
Debentures and bonds	Currency	% Interest rate	2023	2024	2025	2026	2027	Subsequent years	Total
T. EUROPE BV SEP_00 BOND GLOBAL D	USD	8.250%	—	—	—	—	—	1,148	1,148
TEBV FEB_03 EMTN FIXED TRANCHE B	EUR	5.875%	—	—	—	—	—	500	500
Telefónica Europe, B.V.			—	—	—	—	—	1,648	1,648
TELEF. EMISIONES JANUARY 2013	EUR	3.987%	1,277	—	—	—	—	—	1,277
TELEF. EMISIONES FEBRUARY 2019 (1)	EUR	1.069%	—	1,000	—	—	—	—	1,000
TELEF. EMISIONES JANUARY 2017	EUR	1.528%	—	—	1,127	—	—	—	1,127
TELEF. EMISIONES SEPTEMBER 2018	EUR	1.495%	—	—	892	—	—	—	892
EMTN O2 GBP	GBP	5.375%	—	—	—	564	—	—	564
TELEF. EMISIONES APRIL 2016	EUR	1.460%	—	—	—	1,279	—	—	1,279
TELEF. EMISIONES JANUARY 2018	EUR	1.447%	—	—	—	—	1,000	—	1,000
TELEF. EMISIONES MARCH 2017	USD	4.103%	—	—	—	—	1,405	—	1,405
TELEF. EMISIONES MAY 2020	EUR	1.201%	—	—	—	—	1,250	—	1,250
TELEF. EMISIONES JANUARY 2017	EUR	2.318%	—	—	—	—	—	500	500
TELEF. EMISIONES SEPTEMBER 2017	EUR	1.715%	—	—	—	—	—	1,250	1,250
TELEF. EMISIONES MARCH 2017	EUR	2.318%	—	—	—	—	—	200	200
TELEF. EMISIONES MARCH 2019	EUR	1.788%	—	—	—	—	—	1,000	1,000
EMTN GBP 10/08/2029 400 GBP	GBP	5.445%	—	—	—	—	—	451	451

Total Telefónica and its instrumental companies (cont.)
			Maturity (nominal)
Debentures and bonds	Currency	% Interest rate	2023	2024	2025	2026	2027	Subsequent years	Total
TELEF. EMISIONES OCTOBER 2014	EUR	2.932%	—	—	—	—	—	800	800
TELEF. EMISIONES FEBRUARY 2020	EUR	0.664%	—	—	—	—	—	1,000	1,000
TELEF. EMISIONES MAY 2022 (2)	EUR	2.592%	—	—	—	—	—	1,000	1,000
TELEF. EMISIONES OCTOBER 2016	EUR	1.930%	—	—	—	—	—	750	750
TELEF. EMISIONES MAY 2020	EUR	1.807%	—	—	—	—	—	750	750
TELEF. EMISIONES JUNE 06 TRANCHE D	USD	7.045%	—	—	—	—	—	1,874	1,874
TELEF. EMISIONES APRIL 2017	USD	4.900%	—	—	—	—	—	187	187
TELEF. EMISIONES MARCH 2018	USD	4.665%	—	—	—	—	—	703	703
TELEF. EMISIONES JULY 2019	EUR	1.957%	—	—	—	—	—	500	500
TELEF. EMISIONES JULY 2020	EUR	1.864%	—	—	—	—	—	500	500
TELEF. EMISIONES APRIL 2022	EUR	1.864%	—	—	—	—	—	100	100
TELEF. EMISIONES MARCH 2017	USD	5.213%	—	—	—	—	—	1,874	1,874
TELEF. EMISIONES APRIL 2017	USD	5.213%	—	—	—	—	—	468	468
TELEF. EMISIONES MARCH 2018	USD	4.895%	—	—	—	—	—	1,171	1,171
TELEF. EMISIONES MARCH 2019	USD	5.520%	—	—	—	—	—	1,171	1,171
TELEF. EMISIONES DECEMBER 2016	EUR	4.000%	—	—	—	—	—	150	150
Telefónica Emisiones, S.A.U.			1,277	1,000	2,019	1,843	3,655	16,399	26,193
Total Telefónica, S.A. and its instrumental companies			1,277	1,000	2,019	1,843	3,655	18,047	27,841

Foreign operators
			Maturity
Debentures and bonds	Currency	% Interest rate	2023	2024	2025	2026	2027	Subsequent years	Total
Bond T	CLP	4.900%	21	—	—	—	—	—	21
Telefónica Chile, S.A.			21	—	—	—	—	—	21
Bond F	UFC	3.600%	115	—	—	—	—	—	115
Bond O	CLP	3.500%	—	—	77	—	—	—	77
Bond Q	CLP	3.600%	—	—	—	99	—	—	99
Bond 144 A	USD	3.537%	—	—	—	—	—	468	468
Telefónica Móviles Chile, S.A.			115	—	77	99	—	468	759
Bond T. Peru 4th Program (19th Serie A)	N. SOL	VAC + 3.6250%	—	—	—	—	25	—	25
Bond T. Peru 4th Program (19th Serie B)	N. SOL	VAC + 2.8750%	—	—	—	—	—	20	20
Bond T. Peru 4th Program (37th Serie A)	N. SOL	VAC + 3.1250%	—	—	—	—	—	19	19
Bond T. Peru 4th Program (19th Serie C)	N. SOL	VAC + 3.1875%	—	—	—	—	—	8	8
Bond T. Peru 6th Program (17th Serie A)	N. SOL	VAC + 3.0938%	—	—	—	—	—	18	18
Bond T. Peru 6th Program (11th Serie A)	N. SOL	6.656%	64	—	—	—	—	—	64
Bond T. Peru 6th Program (11th Serie B)	N. SOL	6.188%	—	29	—	—	—	—	29
Bond T. Peru 6th Program (15th Serie A)	N. SOL	5.469%	—	33	—	—	—	—	33
Bond T. Peru 6th Program (16th Serie A)	N. SOL	5.500%	—	—	26	—	—	—	26
Bond T. Peru 1st Private Program (1st Serie A)	N. SOL	7.281%	—	—	—	20	—	—	20
Bond T. Peru 1st Program International Issue (1sr Serie A)	N. SOL	7.375%	—	—	139	139	139	—	417
Telefónica del Perú, S.A.			64	62	165	159	164	65	679
Debentures (2)	BRL	CDI + 1.12%	—	—	269	—	—	—	269
Debentures (2)	BRL	CDI + 1.35%	—	—	—	—	359	—	359
Telefônica Brasil, S.A.			—	—	269	—	359	—	628
BOND R144-A	USD	4.950%	—	—	—	—	—	469	469
Bond A5	COP	6.650%	—	68	—	—	—	—	68
Bond C10	COP	IPC + 3.39%	—	—	—	—	—	30	30
Colombia Telecomunicaciones, S.A, ESP			—	68	—	—	—	499	567
Bond	EUR	1.750%	—	—	600	—	—	—	600
O2 Telefónica Deutschland Finanzierungs, GmbH			—	—	600	—	—	—	600
Total Outstanding Debentures and Bonds Foreign operators			200	130	1,111	258	523	1,032	3,254
Total Outstanding Debentures and Bonds			1,477	1,130	3,130	2,101	4,178	19,079	31,095
(1) Debentures and green bonds (See Note 29.d)
(2) Debentures and sustainable bonds (See Note 29.d)

The main debentures and bonds issued by the Group in 2022 are as follows:

			Nominal (millions)
Item	Date	Maturity Date	Currency	Euros	Currency of issuance	Coupon
Telefónica Emisiones, S.A.U.
EMTN Bond	04/05/2022	07/13/2040	100	100	EUR	1.864%
EMTN Bond (1)	05/25/2022	05/25/2031	1,000	1,000	EUR	2.592%
Telefónica Brasil, S.A.
Debentures (1)	07/14/2022	07/12/2027	2,000	359	BRL	1.35% CDI
Debentures (1)	07/14/2022	07/12/2025	1,500	269	BRL	1.12% CDI
(1) Debentures and sustainable bonds (See Note 29. d)

Appendix IV: Financial instruments
The detail of the net financial debt arranged by the Group (notional amount) by currency and interest rates at December 31, 2022 is as follows:

								Fair value
Millions of euros	2023	2024	2025	2026	2027	Subsequent years	Notional	Underlying debt (*)	Associated derivatives	TOTAL
Euro	(8,499)	1,066	2,500	3,707	4,020	17,344	20,138	12,461	8,254	20,715
Floating rate	1,933	38	(87)	1,770	206	5,095	8,955	1,079	12,129	13,208
Spread	0.04%	0.73%	—	(0.12%)	(0.56%)	0.05%	—	—	—	—
Fixed rate	(10,432)	1,028	2,587	1,937	3,814	12,249	11,183	11,382	(3,875)	7,507
Interest rate	1.29%	2.80%	1.62%	2.25%	1.13%	1.80%	2.17%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Other european currencies
Instruments in CZK	(87)	—	—	—	—	—	(87)	—	(86)	(86)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(87)	—	—	—	—	—	(87)	—	(86)	(86)
Interest rate	6.17%	—	—	—	—	—	6.17%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in GBP	610	—	—	(2)	(6)	(4)	598	922	(325)	597
Floating rate	—	—	—	—	—	—	—	—	(1)	(1)
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	610	—	—	(2)	(6)	(4)	598	922	(324)	598
Interest rate	3.49%	—	—	0.70%	0.70%	0.70%	3.54%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in CHF	(1)	—	—	—	—	—	(1)	—	—	—
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(1)	—	—	—	—	—	(1)	—	—	—
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
America
Instruments in USD	(982)	49	—	(1,878)	—	1,874	(937)	13,038	(13,937)	(899)
Floating rate	(7)	141	—	(1,874)	—	1,874	134	329	(154)	175
Spread	—	0.47%	—	—	—	—	0.49%	—	—	—
Fixed rate	(975)	(92)	—	(4)	—	—	(1,071)	12,709	(13,783)	(1,074)
Interest rate	2.18%	3.23%	—	1.55%	—	—	2.27%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in UYU	(15)	97	—	29	—	—	111	119	(4)	115
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(15)	97	—	29	—	—	111	119	(4)	115
Interest rate	1.85%	9.39%	—	8.90%	—	—	10.26%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

								Fair value
Millions of euros	2023	2024	2025	2026	2027	Subsequent years	Notional	Underlying debt(*)	Associated derivatives	TOTAL
Instruments in ARS	(222)	(4)	—	—	—	—	(226)	(232)	—	(232)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(222)	(4)	—	—	—	—	(226)	(232)	—	(232)
Interest rate	61.15%	—	—	—	—	—	60.06%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in BRL	2,125	17	796	8	367	99	3,412	868	2,610	3,478
Floating rate	(220)	17	796	8	367	99	1,067	827	271	1,098
Spread	(0.57%)	—	0.38%	—	1.32%	—	0.85%	—	—	—
Fixed rate	2,345	—	—	—	—	—	2,345	41	2,339	2,380
Interest rate	10.86%	—	—	—	—	—	10.86%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in CLP	428	116	184	99	—	460	1,287	(234)	1,523	1,289
Floating rate	(19)	—	—	—	—	460	441	(21)	476	455
Spread	—	—	—	—	—	(0.50%)	(0.52%)	—	—	—
Fixed rate	447	116	184	99	—	—	846	(213)	1,047	834
Interest rate	4.84%	2.55%	3.30%	3.60%	—	—	4.04%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in UFC	—	—	—	—	—	—	—	115	(106)	9
Floating rate	—	—	—	—	—	—	—	115	(106)	9
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in PEN	294	63	165	159	139	—	820	474	349	823
Floating rate	16	—	—	—	—	—	16	16	—	16
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	278	63	165	159	139	—	804	458	349	807
Interest rate	8.36%	5.81%	7.08%	7.36%	7.38%	—	7.53%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in VAC	—	—	—	—	25	64	89	89	—	89
Floating rate	—	—	—	—	25	64	89	89	—	89
Spread	—	—	—	—	3.63%	3.05%	3.21%	—	—	—
Fixed rate	—	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in COP	(13)	131	219	5	5	459	806	339	483	822
Floating rate	9	63	(248)	5	5	429	263	335	(62)	273
Spread	—	1.23%	(2.01%)	—	—	0.30%	2.66%	—	—	—
Fixed rate	(22)	68	467	—	—	30	543	4	545	549
Interest rate	7.35%	6.65%	3.19%	—	—	8.09%	3.72%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in VEB	(20)	—	—	—	—	—	(20)	(20)	—	(20)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(20)	—	—	—	—	—	(20)	(20)	—	(20)
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

								Fair value
Millions of euros	2023	2024	2025	2026	2027	Subsequent years	Notional	Underlying debt(*)	Associated derivatives	TOTAL
Instruments in MXN	163	(246)	—	87	—	—	4	(240)	227	(13)
Floating rate	24	—	—	—	—	—	24	15	—	15
Spread	0.84%	—	—	—	—	—	0.84%	—	—	—
Fixed rate	139	(246)	—	87	—	—	(20)	(255)	227	(28)
Interest rate	10.66%	9.70%	—	8.80%	—	—	6.88%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
TOTAL							25,994	27,699	(1,012)	26,687
Floating rate							10,989	2,784	12,553	15,337
Fixed rate							15,005	24,915	(13,565)	11,350
(*) Includes all net financial debt adjustments

The table below shows the sensitivity to interest rates originated by our position on interest rate swaps categorized into instruments entered into for trading purposes and instruments entered into for purposes other than trading at December 31, 2022:

Interest rate swaps
Millions of euros	Maturity
Non trading accountant purposes	2023	2024	2025	2026	2027	Subsequent years	Total	Fair value
EUR								482
Fixed to floating	—	—	—	—	—	—	—	595
Receiving leg	(2,974)	(1,778)	(1,195)	(1,215)	(325)	(3,632)	(11,119)	(7,894)
Average Interest Rate	1.50%	1.54%	1.07%	1.29%	0.86%	1.16%	1.31%	—
Paying leg	2,974	1,778	1,195	1,215	325	3,632	11,119	8,489
Average Spread	0.46%	0.29%	0.45%	—	—	—	0.22%	—
Floating to fixed	—	—	—	—	—	—	—	(113)
Receiving leg	(715)	(470)	(50)	(477)	(245)	(1,187)	(3,144)	(3,148)
Average Spread	—	—	—	—	—	—	—	—
Paying leg	715	470	50	477	245	1,187	3,144	3,035
Average Interest Rate	0.10%	1.26%	0.65%	0.71%	1.22%	2.75%	1.46%	—
USD								(19)
Fixed to floating	—	—	—	—	—	—	—	1
Receiving leg	(319)	(159)	—	—	—	—	(478)	(161)
Average Interest Rate	1.74%	3.55%	—	—	—	—	2.34%	—
Paying leg	319	159	—	—	—	—	478	162
Average Spread	1.77%	—	—	—	—	—	1.18%	—
Floating to fixed	—	—	—	—	—	—	—	(20)
Receiving leg	(703)	(159)	—	—	—	—	(862)	(869)
Average Spread	—	—	—	—	—	—	—	—
Paying leg	703	159	—	—	—	—	862	849
Average Interest Rate	0.24%	2.52%	—	—	—	—	0.66%	—

Interest rate swaps
Millions of euros	Maturity
Trading accountant purposes	2023	2024	2025	2026	2027	Subsequent years	Total	Fair value
EUR								(1,292)
Fixed to floating	—	—	—	—	—	—	—	175
Receiving leg	(1,500)	—	(125)	—	(100)	(2,925)	(4,650)	(4,476)
Average Interest Rate	1.54%	—	0.32%	—	0.76%	2.18%	1.89%	—
Paying leg	1,500	—	125	—	100	2,925	4,650	4,651
Average Spread	—	—	—	—	—	—	—	—
Floating to fixed	—	—	—	—	—	—	—	(1,467)
Receiving leg	—	—	(354)	—	(1,604)	(6,608)	(8,566)	(8,291)
Average Spread	—	—	0.44%	—	—	—	0.02%	—
Paying leg	—	—	354	—	1,604	6,608	8,566	6,824
Average Interest Rate	—	—	0.44%	—	0.88%	1.23%	1.13%	—
USD								756
Fixed to floating	—	—	—	—	—	—	—	756
Receiving leg	(822)	(83)	(423)	(3,757)	(4,590)	(9,532)	(19,207)	(11,396)
Average Interest Rate	1.85%	2.36%	1.30%	2.79%	1.63%	3.16%	2.62%	—
Paying leg	822	83	423	3,757	4,590	9,532	19,207	12,152
Average Spread	—	—	1.03%	2.78%	0.92%	—	0.79%	—
GBP								16
Fixed to floating	—	—	—	—	—	—	—	16
Receiving leg	—	—	—	—	—	(451)	(451)	(434)
Average Interest Rate	—	—	—	—	—	3.42%	3.42%	—
Paying leg	—	—	—	—	—	451	451	450
Average Spread	—	—	—	—	—	—	—	—

Millions of euros	Maturity
Trading accountant purposes	2023	2024	2025	2026	2027	Subsequent years	Total	Fair value
CLP								(9)
Fixed to floating	—	—	—	—	—	—	—	—
Receiving leg	(3)	—	—	—	—	—	(3)	(3)
Average Interest Rate	4.90%	—	—	—	—	—	4.90%	—
Paying leg	3	—	—	—	—	—	3	3
Average Spread	1.27%	—	—	—	—	—	1.27%	—
Floating to fixed	—	—	—	—	—	—	—	(9)
Receiving leg	(127)	—	—	—	—	—	(127)	(130)
Average Spread	—	—	—	—	—	—	—	—
Paying leg	127	—	—	—	—	—	127	121
Average Interest Rate	1.54%	—	—	—	—	—	1.54%	—
COP								(106)
Fixed to floating	—	—	—	—	—	—	—	10
Receiving leg	—	—	(58)	—	—	—	(58)	(50)
Average Interest Rate	—	—	5.77%	—	—	—	5.77%	—
Paying leg	—	—	58	—	—	—	58	60
Average Spread	—	—	1.07%	—	—	—	1.07%	—
Floating to fixed	—	—	—	—	—	—	—	(116)
Receiving leg	—	—	(467)	—	—	(30)	(497)	(507)
Average Spread	—	—	—	—	—	3.39%	0.20%	—
Paying leg	—	—	467	—	—	30	497	391
Average Interest Rate	—	—	3.19%	—	—	8.09%	3.48%	—

rte options, by maturity, are as follows:

Cash flows receivable or payable on derivative financial instruments to be settled via the swap of nominals, categorized by currency of collection/payment, along with contractual maturities are as follows:

Millions of euros		2023	2024	2025	2026	2027	Subsequent years	Total
Currency swaps
Receive	BRL	30	—	—	—	—	—	30
Pay	BRL	(282)	—	—	—	—	—	(282)
Receive	CLP	76	—	—	—	—	—	76
Pay	CLP	(335)	—	—	—	—	(460)	(795)
Receive	COP	—	—	367	—	—	—	367
Pay	COP	—	—	(367)	—	—	(367)	(734)
Receive	EUR	1,536	—	—	—	2,542	—	4,078
Pay	EUR	(673)	(80)	(46)	(2,352)	(3,966)	(6,907)	(14,024)
Receive	GBP	—	—	—	564	—	451	1,015
Pay	GBP	—	—	—	—	—	—	—
Receive	JPY	—	—	—	—	—	107	107
Pay	JPY	—	—	—	—	—	—	—
Receive	UFC	231	—	—	—	—	—	231
Pay	UFC	(115)	—	—	—	—	—	(115)
Receive	USD	1,297	83	517	1,883	3,934	7,659	15,373
Pay	USD	(1,665)	—	(468)	—	(2,529)	—	(4,662)
TOTAL		100	3	3	95	(19)	483	665
The largest volume of cash flows collected in this table falls into the following currency pairs. The average exchange rates to which the settlements have been closed are: EUR/GBP (0.83), EUR/USD (1.13) and USD/COP (3,742.44).

Millions of euros		2023	2024	2025	2026	2027	Subsequent years	Total
Forwards
Receive	BRL	213	—	—	—	—	—	213
Pay	BRL	(2,587)	—	—	—	—	—	(2,587)
Receive	CLP	25	—	—	—	—	—	25
Pay	CLP	(740)	(28)	—	—	—	—	(768)
Receive	COP	114	—	—	—	—	—	114
Pay	COP	(213)	—	—	—	—	—	(213)
Receive	CZK	87	—	—	—	—	—	87
Pay	CZK	—	—	—	—	—	—	—
Receive	EUR	4,583	—	—	—	—	—	4,583
Pay	EUR	(890)	—	—	—	—	—	(890)
Receive	GBP	24	—	—	—	—	—	24
Pay	GBP	(796)	—	—	—	—	—	(796)
Receive	MXN	—	—	—	—	—	—	—
Pay	MXN	(217)	(19)	—	—	—	—	(236)
Receive	PEN	32	—	—	—	—	—	32
Pay	PEN	(384)	—	—	—	—	—	(384)
Receive	USD	1,919	43	—	—	—	—	1,962
Pay	USD	(1,165)	—	—	—	—	—	(1,165)
Receive	UYU	21	—	—	—	—	—	21
Pay	UYU	(18)	—	—	—	—	—	(18)
TOTAL		8	(4)	—	—	—	—	4
The largest volume of cash flows collected in this table falls into the following currency pairs. The average exchange rates to which the settlements have been closed are: EUR/GBP (0.87), EUR/USD (1.03), USD/COP (4,660.76) and EUR/BRL (5.58).

Appendix V: Interest-bearing debt
The main financing transactions at December 31, 2022 and 2021 and their nominal amounts are as follows:

			Outstanding principal balance
			(millions of euros)
Descriptive name summary	Current limit (millions)	Currency	12/31/2022	12/31/2021	Arrangement date	Maturity date
Telefónica, S.A
Structured Financing (*)	12	USD	12	72	02/22/2013	01/31/2023
Structured Financing (*)	27	USD	25	89	08/01/2013	10/31/2023
Structured Financing (*)	238	USD	223	288	12/11/2015	03/11/2026
Structured Financing (*)	161	EUR	161	221	12/11/2015	03/11/2026
Sustainable syndicated (1)	5,500	EUR	—	—	03/15/2018	01/13/2027
Bilateral loan	—	EUR	150	—	09/26/2022	12/15/2032
Bilateral loan	125	EUR	—	—	12/23/2022	06/23/2033
T. Brasil, S.A.
Bilateral loan	—	USD	199	—	04/04/2022	09/28/2023
Telefónica Germany GmbH & Co. OHG
EIB Financing	—	EUR	183	258	06/13/2016	06/13/2025
Sustainable syndicated	750	EUR	—	—	12/17/2019	12/17/2026
EIB Financing (Tranche 1)	—	EUR	300	300	12/18/2019	06/18/2029
EIB Financing (Tranche 2)	—	EUR	150	150	01/14/2020	07/14/2029
Colombia Telecomunicaciones, S.A. E.S.P.
Bilateral loan (2)	—	USD	—	117	03/24/2020	01/26/2022
Bilateral loan	—	COP	97	111	07/06/2021	03/19/2025
Telxius Telecom, S.A.
Syndicated	300	EUR	201	162	12/01/2017	12/01/2024
Bluevia Fibra S.L.U.
Syndicated	360	EUR	245	—	11/16/2022	12/20/2027
Telefónica Móviles Chile, S.A.
Bilateral loan	—	USD	133	124	04/17/2020	09/29/2023
(1) On January 13, 2022 there was maturity extension of the sustainability-linked syndicated loan facility for 5,500 million euros. The loan has two annual extension options at Telefónica, S.A. request with a maturity maximum up to 2029 (see Note 29.d).
(2) On January 26, 2022 there was an early repayment for 132 million dollars of the bilateral loan originally scheduled to mature in 2023.
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
Due to a delay in the transposition of the EECC, the European Commission announced the second stage of infringements proceedings, in the form of a reasoned opinion, against 18 member states, including Spain, on September 21, 2021. On June 28, 2022, the new General Telecommunications Law 11/2022 was finally published in the BOE by which the EECC is transposed into Spanish law.
The Relevant Market Recommendation (RMR) adopted in December 2020, identifies the relevant markets within the electronic communication sector that are susceptible of ex ante regulation by the NRAs. The NRAs should assess the competitive conditions of these markets and where appropriate, designate operators as having significant market power (SMP) and impose obligations. The markets susceptible to ex ante regulation were reduced from 4 to 2: wholesale local access provided at a fixed location market (m1) and wholesale dedicated capacity market (m2). Nevertheless, NRAs are still able to analyze any other market that according to national circumstances might deemed to be uncompetitive.
In relation to the maximum cap at European level for both fixed and mobile termination rates (FTRs/MTRs), since the adoption of a Delegated Act, in April 2021 by the EC, the maximum rates applicable are those included in the correspondent glidepaths and aiming to reach 0.2 euro cents per minute in mobile by 2024 and to 0.07 euro cents per minute in the case of fixed rates.
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
•Roaming: Since June 15, 2017, operators have not been allowed to charge roaming users within the EU additional fees to their domestic prices for roaming calls, SMS and data services (“Roaming Like at Home”). Wholesale maximum rates for voice, data and SMS were also regulated. While current regulation expires on June 30, 2022, on April 13, 2022, the new Regulation on international roaming in the European Union was published in the Official Journal of the EU and being directly binding for Member States as it entered into force on July 1, 2022. From this date the new regulation includes a new glide path for maximum wholesale rates for voice, data and SMS that are not expected to distort the wholesale market. This reviewed regulation also includes new provisions on transparency and Quality of services that might have a moderate impact on implementation costs for roaming providers and network operators.
•Net Neutrality: Under the principle of network neutrality applicable to Internet access services area, network operators are not permitted to establish technical or commercial restrictions regarding the devices that can be connected or the services, or applications and contents that can be accessed or distributed through the Internet by the end user. It also refers to the non-discriminatory behavior (e.g. non-anticompetitive) to be adopted by operators regarding the different types of Internet traffic circulating through their networks.
The Body of European Regulators for Electronic Communications (BEREC) has updated the Guidelines on the Implementation of the Open Internet Regulation. Reviewed guidelines prohibit non application agnostic price differentiation, resulting in near prohibition of zero rating and sponsored data commercial practices. Telefonica does not expect a commercial impact in current portfolio of services.
On the other hand, by April 30, 2023, the EC shall submit a report assessing the regulatory implementation of the OIR to the European Parliament and to the Council thereon, accompanied, if necessary, by appropriate proposals with a view to amending this Regulation.
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
•The Geo-Blocking Regulation tries to limit geographically-based restrictions which undermine online shopping and cross-border sales. As a follow-up to the revision of the Geo-Blocking Regulation, the European Commission published an Action Plan to support the recovery and transformation of the audiovisual sector on December 3, 2020. This Plan included a proposal for a dialogue between the European Commission and the audiovisual industry to facilitate access to and availability of audiovisual content across EU borders. Three meetings between the Commission and industry took place during 2021 while the last meeting took place in December 2022. Commissioner Breton might ask to engage further with industry to enhance cross-border access to and availability of audiovisual content across the EU.

European Commission will issue a Recommendation on combating online piracy of live content in June 2023. In January the Commission launched a call for data inviting interested parties to submit comments based on their experience and will organize a workshop on February 28, 2023. Telefónica submitted comments to the consultation and will participate in the Workshop, insisting on the need for the European Commission to take specific action in relation to online piracy of live content, building on DSA and Copyright Directive as well as on European Parliament’s Resolution of May 2021 on challenges of sports events organizers in the digital environment.
•Regulations on the Digital Services and the Digital Markets:
The Digital Services Act 2022/2065 of October 19, 2022 and the Digital Markets Act 2022/1925 of September 14, 2022 were adopted and published in the Official Journal of the EU.
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
With respect to the Digital Markets regulation, whose main goal is preventing the so called “gatekeepers” from imposing unfair conditions on end users and at ensuring the openness of important digital services, its main provisions are:
•It will only apply to the main platform providers more prone to incur in unfair practices and ensuring contestability in a set of core platform services.
•It establishes quantitative thresholds for the designation of "gate keepers".
•It requires "gate keepers" to take action in a proactive manner.
•The regulation foresees mechanisms for the Commission to designate new "gate-keepers" below the thresholds; to add new services and obligations; and to impose structural or behavioral remedies for systematic non-compliance through a market investigation.
•The EC can impose fines of up to 10% of the company's total worldwide annual turnover or 20% in the event of repeated infringements.
On July 5, 2022 the text was finally endorsed by European Parliament and entered into force as of November 1, 2022 (following its publication in the Official Journal on October 12, 2022). After entering application on May 2, 2023, the designation process might last until September and gatekeepers will have up to six months to comply with the requirements in the DMA, at the latest by March 6, 2024.
Data Protection
In relation with Data Protection & Privacy, the new General Data Protection Regulation (GDPR) of April 27, 2016, directly applicable in all member States in Europe from May 25, 2018, introduced administrative fines of up to 4% of an undertaking’s annual global turnover of the preceding financial year for breaching the new data protection rules. Spain, Germany and the United Kingdom have adopted implementing measures of this Regulation.
On January 10, 2017, the EC put forward its proposal for a Regulation on ePrivacy, which will replace the current Directive 2002/58/EC on privacy in the electronic communications sector and will complement the GDPR. The EC proposal also introduces administrative fines of up to 4% of an undertaking’s annual global turnover of the preceding financial year for breaching new regulation. The Regulation could be adopted in first half of 2023 under the Swedish Presidency.
On the other hand, on December 13, 2022 European Commission issued a draft Adequacy Decision on a new EU/US Data Privacy Framework. Since European Court of Justice (ECJ) struck down the Privacy Shield framework in July 2020, EU and US have been working on a new framework for transatlantic data flows, especially after Joe Biden’s new Administration entered into office. In March 2022, President of the European Commission Ursula von de Leyen and US President Joe Biden announced an agreement in principle for a renewed framework for transatlantic data flows “balancing security and the right to privacy and data protection”. This political announcement had to be translated into a legal text. For that, on October 7, 2022 President Biden signed an Executive Order addressing the main concerns raised by ECJ in its Judgement on Schrems II Case (namely, new safeguards to limit US LEAs’ and Intelligence Agencies’ powers to access personal data of EU citizens and new redress mechanism for non-US persons whose data has been accessed by US Authorities). Taking into account these concrete changes introduced by the Executive Order, European Commission published the draft Adequacy Decision. Commission expects to have the Adequacy Decision adopted by Summer 2023.
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
The European Electronic Communications Code grants the Radio Spectrum Committee (RSC) the powers to harmonize the use of spectrum bands for the provision of electronic communications services and lays down the rules governing the process through which Member States authorize those bands to specific users. It also mandates Member States to allow the use of sufficiently large blocks of the 3400-3800 MHz band, and at least 1 GHz in the 24,25-27,5 GHz band, in order to facilitate the roll-out of 5G.
Assignment processes have been completed across our European footprint in the 3400-3800 MHz band, with Telefónica securing at least 70 MHz in each market (see table at the end for details).
Regarding the 24,25-27,5 GHz band, it is being assigned in Germany through local licences awarded on a first-come-first-served basis. In Spain, a competitive tender took place in December 2022 and Telefónica secured a national licence of 1 GHz. In the UK, Ofcom launched a public consultation in Q2 2022 on how to enable new uses, including 5G, in the 26 GHz band.
Once the harmonization and assignment of the priority bands for 5G (700 MHz, 3500 MHz and 26 GHz) has been nearly completed, the European institutions are beginning the process to identify new bands that in a 2025-2030 horizon may be available for the provision of wireless broadband services. Among the most relevant bands for Telefónica are the 470-694 MHz and the 6425-7125 MHz bands, that will be discussed at the ITU world conference in 2023, and the 3800-4200 MHz band, for which the RSC approved in December 2021 a mandate to the CEPT with a view to its harmonization for local low and mid-power networks.
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

Spain
General regulatory framework
The legal framework for the regulation of the telecommunications sector in Spain is governed by the General Telecommunications Law (11/2022) of June 28, transposing the implementation of the "EECC" into national law.
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
Fixed call termination market on individual networks
In July 2019, the CNMC carried out a new round of market analysis in terminated fixed networks, reaching the same conclusions as in the prior analysis and concluded that every single provider, including Telefónica de España, are dominants in terminating fixed networks and, accordingly are obliged to provide call termination service at cost-orientation and non-discrimination to the rest of operators, according to a purely incremental costs model.
Relevant developments were the updating of terminating prices for the period 2019-2021, as well as the possibility of charging a surcharge for traffic originated outside the EU under the principle of reciprocity. The approved prices from January 1, 2021 are 0.0545 euro cents per minute.
Mobile market
Mobile network call termination
On January 2018, the CNMC adopted the final decision where all mobile operators were considered SMP for the call termination in their networks.
As established by the European Commission’s Delegated Act, from January 1, 2022 to December 31, 2022, tariffs amount to 0.55 euro cents per minute.
Wholesale (physical) to network infrastructure access and wholesale broadband access
On January 18, 2017, the CNMC adopted a Resolution which approved the reference offer of the new wholesale unbundled virtual access service to Telefónica's new broadband Ethernet service (local NEBA). NEBA services allow alternative operators more flexibility to structure their retail offers over Telefónica's fiber network. In March 2018, the CNMC approved the methodology to be used to assess the maximum wholesale access price which Telefónica could charge to other operators for accessing the optical fiber network in regulated areas (NEBA Local and NEBA services), set at 16.68 euros per month. This price is reviewed once a year in order to assess whether Telefónica's retail offers (broadband flagship products) are economically replicable with such price.

On November 12, 2020, by means of a resolution to the revision of the parameters of the Economic Replicability Test, CNMC has considered that one of Telefónica’s flagship products was not replicable with existing wholesale access price, encouraging Telefonica to reduce that price in order to restore the economic replicability of all its retail flagship products.
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
•Throughout the whole territory, CNMC has decided to maintain the obligation by which Telefónica must provide wholesale access service to its civil infrastructure (ducts, conduits and poles).
Universal service obligations
On February 6, 2023, the Minister for Economic Affairs and Digital Transformation issued the Ministerial Order designating Telefónica de España, S.A.U. as the operator responsible for the provision of the services included in Article 37.1 of the General Telecommunications Law: adequate broadband internet access service at a fixed location with a minimum download speed of 10 Mbps as well as voice communications services at a fixed location. The territorial scope of the designation is the entire national territory and the designation is made for a period beginning at zero hours on February 10, 2023 and ending at zero hours on January 1, 2025.
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
Telefónica was awarded with 5 blocks of 20 MHz for an amount of 20 million euros in the auction of the 26 GHz band that took place on the December 21, 2022 which is expected to be formalized in the first quarter of 2023.
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
Spectrum
With regard to provision of the 800 MHz, 1.8 GHz and 2.6 GHz spectrum expiring end of 2025, BNetzA published points of orientation for consultation by March 21, 2022. In conjunction with this, an initial demand survey was conducted to examine signs of a possible spectrum scarcity. The points of orientation essentially spoke only of an extension and/or an auction as the most probable provision mechanisms. The Telefónica Deutschland Group gave its opinion on the points of orientation by the prescribed deadline. After evaluating the comments submitted, BNetzA published a position paper at the end of September 2022 with an initial opinion on the next steps. BNetzA started from the assumption that there was an obvious spectrum scarcity, based on the results of the initial demand survey. This would be an argument in favor of awarding the spectrum in the form of an auction.
To ease the demand situation in the 800 MHz band, the position paper proposes a frequency swap to the same extent with the 900 MHz band. The result would be that the 800 MHz frequencies would run until the end of 2033 and the 900 MHz frequencies until the end of 2025. The frequencies at 900, 1,800 and 2,600 MHz would be auctioned off. The Telefónica Deutschland Group commented in due time and advocated again for an extension of the frequencies to be made available through at least 2033. BNetzA intends to make a decision about frequency provision in 2023.

Regarding the coverage requirements resulting from the 2019 frequency auction, the Telefónica Deutschland Group notified the BNetzA at the beginning of January 2023 that it had fulfilled the obligations due at the end of 2022 to cover households and major routes, and to commission 1,000 5G base stations and base stations in 500 white spots, respectively, in line with the obligations.
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
In November 2021, the Telefónica Deutschland Group concluded an agreement with the Deutsche Telekom Group on active shared network usage at “grey spots”, which are areas in which only one mobile network operator offers mobile network access to its customers. A similar agreement with the Vodafone Group has been concluded on 25 January 2022. In both cooperation agreements, live operations were launched in the third quarter of 2022 with reciprocal access to the first mobile network sites.
On May 21, 2021, the Telefónica Deutschland Group entered into a National Roaming Agreement (NRA) with the 1&1 Group (formerly: 1&1 Drillisch Group). With this NRA, the Telefónica Deutschland Group fulfilled one of the EU requirement imposed by the EU Commission arising from the merger of the Telefónica Deutschland Group and E-Plus in 2014.
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
BNetzA consultation and market studies on fiber optic infrastructures
The BNetzA has identified the existence of significant Germany-wide market power of Telekom Deutschland GmbH on wholesale market 3a (= market for wholesale access provided locally at a fixed location) and still deems it to be in need of regulation. This applies to both the copper network of Telekom Deutschland GmbH and the newly constructed fibre-optic network for the implementation of FTTH. On July 21, 2022, after prior notification to the EU Commission, the BNetzA issued the framework conditions under which charges and other access conditions will be controlled by the BNetzA in future. This relates both to access to the local loop in the copper network, the “last mile”, and also to virtual unbundled local access (VULA) to the copper and fibre connections of Telekom Deutschland GmbH. In essence, the BNetzA is maintaining its first draft of October 2021.
On October 26, 2022, the BNetzA published a draft decision for wholesale market 3b (= market for wholesale mass market products provided centrally at a fixed location). The draft also stipulates that the copper and fibre-optic infrastructure of Telekom Deutschland GmbH must be regulated, but that in future regulatory obligations will only apply to municipalities with a population of less than 60,000. The regulatory obligations will be lifted in larger municipalities. Otherwise, the remaining regulatory obligations are closely aligned with the requirements for local access to VULA in accordance with the regulatory order on wholesale market 3a.
The BNetzA is maintaining its flexible approach to access to fibre-optic networks. On the one hand, Telekom Deutschland GmbH will be required to grant wholesale customers equivalent access to the FTTH network. However, price regulation measures will not be evaluated in advance. Instead, they will only be considered if there are indications that the conditions of competition for wholesale customers will be impaired. The BNetzA does not consider this to be the case at present.

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
Wholesale price regulation
Mobile termination rates (MTR)
Following a market review, mobile termination rates for all mobile providers, including the four national mobile communications operators are subject to controls based on the pure long-run incremental cost approach ("pure LRIC"). In its 2021-2026 price control decisions, Ofcom set a charge control, with the prevailing rate as of April 1, 2022 set at 0.391ppm.
However, termination rates for calls originating outside the UK to be no more than the reciprocal termination rate charged by the relevant international telecoms provider for a call originating in the UK, or the MCT provider’s domestic rate, whichever is the higher.
MTR caps will be updated annually on April 1, based on inflation (CPI measured for 12 months at December 31, each year) plus X, with X specified as +2.1% (2023); +2.4% (2024) and +1.5% (2025).
Fixed termination rates (FTR)
In the same decision, Ofcom decided to rise by 6.1% to 0.0292 ppm from April 2021. Annual indexation to CPI will apply, but with no “X” adjustment based on the same time period for CPI. VMO2’s current FTR is 0.031ppm from April 1, 2022.
Spectrum
Following an agreement between the Government and industry to provide for a “Shared Rural Network”, the mobile operators, including Telefonica United Kingdom, agreed to amend their 900 and 1800 MHz licences to provide for 88% geographic coverage by 2024 and 90% geographic coverage by 2026.
Ofcom is currently consulting on a future award of 26GHz and 40GHz mmwave spectrum. This process is currently scheduled to take place in 2024.
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
Brazilian competition regulation is based on Law No. 12529 of November 30, 2011. The Administrative Council for Economic Defense, or CADE, is the agency in charge of enforcing the competition rules. The antitrust law establishes a pre-merger notification regime for concentration transactions, with turnover thresholds (one participant with gross revenue of 750 million Brazilian reals in Brazil and other participant with gross revenue of 75 million Brazilian reals in Brazil) and maximum time length for merger review procedure (240 days, extendable to 330 days).On October 18, 2016, CADE issued the Resolution No 17, which changed the rules concerning the mandatory notification of the so called ‘associative agreements’. The new regulation tends to reduce notifications of associative agreements that do not raise antitrust concerns.
Licenses
The main licenses and concessions of spectrum held by Telefónica in Brazil are listed at the end of this Appendix VI.
In the state of São Paulo, Telefónica Brasil provides fixed telephony services (STFC) under the so-called public regime, through a concession agreement which is expected to remain in force until December 31, 2025. On October 4, 2019, Law 13.879/2019 (resulting from PLC 79/2016) was published. This Law introduces changes to the telecommunications regulatory framework by allowing fixed-line concessions operators to migrate from a concession regime for limited time (in which the underlying assets reverts to the government at the end of the concession) to an authorization regime.
On July 5, 2022, and according to the Law, ANATEL presented a methodology with an estimation of the economic value associated with the migration of the concession regime to authorization, to be validated by the Federal Court of Accounts. After the vote of the rapporteur minister supporting the legality of the methodology presented by ANATEL, it is under analysis by another minister, and should resume to the court's agenda in March. After the final decision by the Federal Court of Accounts about de methodology applied, ANATEL will indicate the final amount for migrating the concession instrument for authorization. This final amount, after confirmation and acceptance by Telefónica, will be converted into investment projects not yet defined by ANATEL.
On April 4, 2021, the Ministry of Telecommunications and ANATEL approved the Resolution No. 744, which adopts the Regulation for the Continuity of the Provision of Fixed Commuted Telephony Service for Use by the General Public ("STFC") under the Public Regime - RCON. This Regulation established that at the end of Telefónica Brazil’s STFC concession, the assets belonging to its patrimony (which are used for the provision of multiple services including the STFC under the public regime) will be subject to a contract between the company and the new concessionaire or the Federal Government, to transfer their right of use under fair and reasonable economic conditions.
On the other hand, the assets that are indispensable and exclusively used to ensure the continuity of the provision of STFC under the public regime, will have their possession reverted to the Federal Government through compensation and under the terms of the RCON. It should be noted that these assets constitute residual and decreasing assets of the company's assets.
In this way, the Concessionaire's assets, at the end of the concession contract on December 31, 2025, will not be susceptible to the reversal of its ownership to the Union. The assignment of the use of shared assets and the possession of exclusive assets of the STFC is now defined by means of specific contracts already provided for in the operational manual of the RCON, approved by Decision No. 269/2021/COUN/SCO.
After the adoption of Resolution No. 744, the obligation to submit a list of reversible assets ("RBR") to ANATEL is merely informative with the objective of maintaining transparency of the assets used by the Concessionaire in the provision of STFC under the public regime.
Nevertheless, it is important to emphasize that in the scope of administrative proceeding TC nº. 003.342/2022-0, in progress at the Federal Court of Accounts, a technical report stated that the RCON should be reviewed, such understanding shall still be submitted to the court’s ruling.
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

After ANATEL dismissed the appeals filed by the providers, ANATEL referred the case to the federal court of accounts of Brazil (“TCU”), and in September 2022, TCU decided that the possibility of successive extensions brought by Law 13.879/19 should be considered as an exception, applicable only when certain requirements are met (art. 167 of Law 13.879/19 and article 12 of decree 10.402/20). Telefónica appealed that decision, defending the successive extension of licenses as a rule and not as an exception, in accordance to Law 13.879/19.
In addition, on December 8, 2022, ANATEL revoked Telefónica´s 450 MHz spectrum authorization (451 - 458 MHz and 461 - 468 MHz) covering the states of Alagoas, Ceará, Minas Gerais, Paraíba, Pernambuco Piauí, Rio Grande do Norte, Sergipe and part of São Paulo. The decision was motivated by the fact that Telefónica could not provide evidence of service activation in the 450 MHz band as a result of the unavailability of 450 MHz devices ecosystem and of the waiver clause contained in the tender notice, interpreted by ANATEL as meaning that the waiver would operate automatically in case of non-activation of the frequency within the contractual term. Previously, on September 2022, ANATEL revoked authorizations held by other providers.
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
Further, ANATEL’s Resolution No. 694 of July 17, 2018, changed article 41 of the Appendix II of the General Plan of Competition Goals (PGMC), and established the Bill and Keep between SMP and the non-SMP operators as 50/50%, from February 24, 2018 for the next 4 years, when this might be revised by ANATEL. Accordingly, the VU-M values (in Brazilian reals) for 2022 applicable to Telefónica Brazil are the following: (i) Region I: 0,01422; (ii) Region 2: 0,01550; and (iii) Region 3: 0,02947, nevertheless Telefónica can reach an agreement for higher values.
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
The IFT, as the Mexican national authority in communications and broadcasting sectors, declared in 2014 the América Móvil Group a preponderant operator in the telecommunications market, imposing specific measures with asymmetric obligations to avoid damaging competition and free market participation. Within these measures are the imposition of a regulated framework interconnection agreement and a set of reference offers for: leasing of dedicated links, access and shared use of passive infrastructure in fixed and mobile networks, MVNOs, roaming and local loop unbundling. In this sense, on November 17, 2016, Telefónica México and América Móvil Group signed an agreement in order for América Móvil to provide the wholesale service of national roaming in the areas where Telefónica México might have an interest. Telefónica Mexico and Telcel engaged in successive extensions of this agreement and on June 1, 2018 entered into Telcel's current Reference Offer as well as and an amendment agreement whereby the Offer, the original agreement and the Pricing and Tariff Annex were replaced entirety, which is in force due to the successive agreements reached to date.
On April 16, 2021, the decree that reforms the Federal Telecommunications and Broadcasting Law was published in Diario Oficial de la Federacion creating the National Register of Mobile Telephony Users (PANAUT), which sought to integrate a database with information on the natural person or legal entity who are holders of mobile lines; including biometric data in order to prevent and attack the crime of extortion.
On April 26, 2022 the Supreme Court of Justice of the Nation declared the total invalidity of the regulatory system that integrates the decree mentioned in the previous paragraph (and therefore the PANAUT), as a result of several unconstitutional actions filed by both the INAI (National Institute of Transparency, Access to Information and Protection of Personal Data) and a group of senators.
Licenses
Pegaso PCS, S.A. de C.V. (Pegaso PCS) has multiple concessions and licenses for installation and operation of a Public Telecommunications Network to provide telecommunications services and use spectrum for the provision of mobile wireless service nationwide.
Telefónica México accepted the terms and conditions established by the IFT for the renewal of the 1900 MHz licenses nationwide, which expired in 2018. Notwithstanding the foregoing, on November 21, 2019, Pegaso PCS, S.A. de C.V. notified IFT of the waiver of the totality of its spectrum licenses in four different stages. On December 31, 2020 IFT was informed that the concessions for the 850 and 1900 MHz bands for regions 1, 3 and 4 were returned. Similarly, on December 31, 2021, the IFT was notified the same about the 1900 MHz concessions for regions 5, 6 and 9. Finally on June 30, 2022 the IFT was notified of the return of the remaining spectrum in the 850 and 1900 MHz bands for regions 2, 7 and 8.
Prices and tariffs
Tariffs charged to customers are not regulated. They are set by companies and must be registered with the IFT, in order to be enforced.
Interconnection
On November 17, 2020, the IFT published the mobile termination rates (MTRs) applicable to solve any conflicts regarding MTR during 2021, 2022 and 2023. For 2021 MTRs were set, for the Preponderant Economic Agent

(Radiomóvil Dipsa, S.A. de CV- Telcel-) at 0.018489 pesos per minute, while for the non-preponderant ones they were set at 0.073714 pesos per minute. These rates were calculated using was an LRIC cost model used in the past with new criteria and variables. Since 2018, Telefónica has been challenging the interconnection rate resolutions issued by the IFT based on the inoperability of the cost model authorized by the IFT; notwithstanding this, to date the established rates have been applied. At the end of 2022, the SCJN has not yet resolved the lawsuits filed by Telefónica México and other concessionaires during the years 2018 to 2022.
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
The principal regulation concerning competition in Chile is Decree No. 211 of 1973, whose current text was established in Law Decree No. 1 of 2005 (Ministerio of Economía, Fomento y Reconstrucción). The Competition Court deals with infringements of competition law. Law Nº. 20.945 was published on August 30, 2016 increasing the administrative fines up to 30% of the sales relating to the product line or services associated with the infringement during the period in which the alleged infringement took place, or up to the double of the economic profit reached by the infringement.
Other relevant laws that have an impact on the operation are Law No. 20,808, published in the Official Gazette on January 28, 2015, which protects the free choice of users in cable, Internet or telephony services, Law No. 21,046 that establishes the obligation of a guaranteed minimum speed of Internet access, published in the Official Gazette of November 25, 2017 and Law No. 21,245, published in the Official Gazette on July 15, 2020 that establishes the obligation to provide the Automatic National Roaming service in certain areas and Law No. 19.496 concerning consumer data protection.
Licenses
The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.
Additionally, Telefónica Chile has been granted licenses of public local phone services, Voice Over Internet Protocol services, concessions of long distance and concessions to install and exploit the national fiber optic network and mobile satellite. 2.6 GHz and 700 MHz concessions established an obligation for Telefónica Móviles Chile to provide a wholesale service to MVNOs, under a non-discriminatory and complete Reference Offer (including prices). This same obligation extends to the new 5G technology recently deployed in its first phase.
On December 5, 2019, the TDLC notified resolution 59 through which it modified the 60 MHz spectrum cap, establishing percentage caps by macrobands. Against this resolution, claims were filed by some operators and Conadecus, which were partially accepted by the Supreme Court on July 13, 2020, in the sense of: i) maintaining the percentage caps set by the TDLC, with the exception of the low macroband (up to 1 GHz) which went from 32% to 30%, and ii) establishing certain complementary measures to the Mobile Network Operators such as, national mandatory and temporary roaming; or keeping an offer of facilities and resale plans for MVNOs permanently available and updated, among others.
On February 16, 2021, the auction for the 3.5GHz band, initiated in 2020, was completed and Telefónica Móviles Chile has been awarded 50MHz. On October 2, 2021, the decree granting the concession to Telefónica Móviles Chile in the 3.35-3.40 GHz band was published in the Chilean Official Gazette. From that date, the terms conferred started as follows: (i) 30-year period of the concession and (ii) implementation of the terms for the start of service of the 5G project (12 months for stage 1 and 24 months for stage 2). Telefónica Móviles Chile completed the deployment of all base stations corresponding to phase 1 of the 5G project

Prices and tariffs
Public telecommunication services prices and prices for intermediate telecommunication services are freely established by operators, unless there is an express resolution by Chile's Competition Court on existing conditions in the market confirming that there is not enough competition. Additionally, maximum prices for interconnection services (access charges for network use, mainly) are subject to tariff regulation for all operators, being set by stipulated procedures.
The Ministries set maximum tariffs under efficient operator model basis.
Maximum interconnection tariffs for telephony services are set every five years jointly by the Ministry of Transport and Telecommunications and the Ministry of Economy.
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
Regarding mobile termination rates, in 2019 a new decree was issued, which will be applicable for the next 5 years, The average tariff which will apply until 2024 was 1.8 CLP per minute (0.0024 euros, without VAT, based on the exchange rate as of February 6, 2019, to be charged on a per second basis). The validity of the new tariff decree starts on January 26, 2019. In January 2024, the current decree on interconnection tariffs for mobile services will expire, while in May of the same year the current decree on interconnection tariffs for fixed services will expire.
Argentina
General regulatory framework
The basic legal framework for the provision of telecommunications services in Argentina is set forth in the Law “Argentina Digital” No. 27078 issued on January 7, 2015. This legal framework declared of public interest the development and regulation of information technology, communications and its associated resources (ICT's). Thus, this law became the specific regulatory regime for the free market, including rules on interconnection, universal service and radio spectrum, and setting out the principles of network neutrality and giving to the technological, informational and communicational companies the possibility of providing broadcasting services (except satellite infrastructure), and setting a single license system.
Additionally, the Government approved the Decree No. 267/2015, published in the Official Gazette on January 4, 2016, which amended the Argentina Digital Act creating the National Communication Agency (ENACOM), which is the continuation of the Federal Authority for ICTs (Autoridad Federal de Tecnologías de la Información y las Comunicaciones).
By the Decree of Need and Urgency No. 690/2020, it was resolved to amend Law 27078, establishing that Information and Communication Technology Services and Access to telecommunications networks for and among licensees are essential and strategic public services. At the same time, it determined that the prices of ICT essential and strategic public services will be regulated by the authority. Finally, it incorporated mobile communication services as public services. In connection with DNU 690/2020, Telefónica de Argentina, S.A. and Telefónica Móviles Argentina, S.A. (collectively, “Telefónica”) were forced to file a lawsuit against the Argentine State, in connection with a series of contracts for licenses to provide services and spectrum use authorizations entered into between Telefónica and the Argentine State, including the licenses resulting from the 2014 spectrum auction. Such contracts and their regulatory framework provided that the services provided by Telefónica were private and prices would be freely set by Telefónica. The lawsuit filed was dismissed in September 2021 and Telefónica appealed this decision. On December 17, 2021, the first instance ruling was overturned and the scope of articles 1, 2, 3, 5 and 6 of DNU 690/2020 and the resolutions of the National Telecommunications Agency that sought to control tariffs (Resolutions 1666/2020 and 204/2021) and provide for a Mandatory Universal Basic Provision (Resolution 1467/2020) were suspended for six months or until a final ruling is issued. During this period, Telefónica will not be subject to the provisions considered in the DNU 690/2020 in relation to price and public service regulations. On June 10, 2022, the Federal Contentious Administrative Court No. 5 extended by six months the precautionary suspension of the effects of the DNU 690/2020 in favor of Telefónica. On December 27, 2022, the Federal Contentious Administrative Court No. 5 extended for an additional six months the precautionary suspension of the effects of the DNU 690/2020 in favor of Telefónica.
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
The Ministry of Modernization issued resolution 286/2018 establishing a new interconnection regulation. Based on this, ENACOM set a local origination or termination rate in the Fixed Telephony Service's networks equivalent to 0.0045 dollars per minute, for the local transit service an interim rate equivalent 0.0010 dollars per minute and for the service of long distance transport an interim rate equivalent to 0.0027 dollars per minute. A rate of 0.0108 dollars per minute applies to local origination or termination services in mobile networks. For all cases, the second was set as the appraisal unit of measurement.

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
Likewise, article 10 of Law 1341 of 2009 establishes the general rating regime for the provision of telecommunications networks and services, this rating is understood to be formally assorted, when the interested party is registered in the ICT register, provided by Article 15 of the abovementioned Law, in the same way. With the reform of this Law carried out with the Law 1978 of 2019, the subscription television service is included as provision of telecommunications networks and services and by virtue of the provisions of the transition regime established by such last mentioned regulation, the operators that to date of its publication, had concession contracts for the provision of television can qualify for general authorization and provide services in an environment of technological neutrality. In addition, telecommunication services continue to be public services in charge of the State, and Internet access has been declared an essential public service by Law 2108 of 2021.
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
Telefonica applied in 2021 for the renewal of the permit for 15 MHz of spectrum in the 1900 MHz band, which was valid until October 18, 2021. For the renewal, on October 19, 2021 the MinTIC issued the resolution 2803 setting the price of renewal for 20 years. Telefónica appealed this resolution and the Ministry resolved, through Resolution 2143 of 2022, to decrease the renewal cost and eliminate the technological update obligations considered in the resolution of October 2021. Telefónica filed a request for direct revocation of the Resolution 2143, which was denied through Resolution 4454 of 2022.
In Colombia, a Spectrum Auction Action Plan was published in December 2022 which announced that the conditions for the renewal of spectrum permits to expire in 2023 and 2024 will be defined and actions will be taken to carry out auctions of the remaining spectrum in the 700 MHz, 1900 MHz and 2500 MHz bands, and the 3.5 GHz and 26 GHz 5G bands, indicating that the assignment process would be carried out in the third quarter of 2023. In development of this, Min Tic published a resolution inviting parties to express interest in participating in the Auction Process for the granting of permits for the use of radio spectrum in the three aforementioned bands and adding to the process the 3.5GHz and 26GHz bands with the following amounts of spectrum available: 10MHz of 700 MHz and 1900MHz, 30 MHz in the 2500MHz band, 400 MHz in the 3500MHz band and 2.8 GHz in the 26 GHz band. An important change is that the ICT Ministry in 2022 modified the maximum spectrum caps for Telecommunications Networks and Services provider for use in terrestrial mobile services (IMT). The caps were set at 50 MHz for the low bands (below 1 GHz), 100 MHz for the medium bands (between 1 GHz and below 3GHz) and 100 MHz for the high medium bands (between 3 GHz and 6 GHz). In the expression of interest Telefónica stressed, among other points, the importance of an adequate spectrum pricing policy, transparency in valuation methodologies, an adequate framework to correct the problems of dominance in the mobile market and the elimination of barriers.
Finally, although Telefónica is in favor of increasing the spectrum caps, has requested additional measures to avoid resource monopolization by the dominant operator.
Interconnection
Mobile and fixed operators in Colombia have the right to interconnect to other operators’ networks. Before the intervention of regulatory authorities, operators must attempt direct negotiations. Interconnection must assure compliance with the objectives of non-discriminatory treatment, transparency, prices based on costs plus a reasonable profit and promotion of competition.
In February 2022 the CRC published Resolution 6522 of 2022 whereby some provisions related to the access, use and interconnection of telecommunications networks are modified, modifying the signaling conditions by introducing the mandatory use of the SIP protocol in at least one node of the network; access conditions on the part of content and application providers (PCA) or Technology Integrators for the provision of content, some articles were modified regarding user protection with regards to sending SMS and USSD for commercial and advertising purposes, and establishing new obligations for assignees of short codes, the content of the Basic Interconnection Offer (OBI) was also changed with regards to the guarantees, establishing the option of prepayment and the obligation to update them.
In December 2022 the CRC issued Resolution 7007 which modifies the remuneration conditions for mobile services as of January 2023. The charges for termination in mobile networks, termination of text messages, and the remuneration of National Automatic Roaming and OMVs are reduced. Bill and Keep will apply on remuneration of termination in mobile networks and SMS from May 1, 2025; it does not apply to the use of mobile networks by technology integrators, PCAs and international long distance providers.
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
Telefónica del Perú S.A.A faces seven concession renewal processes which correspond to requests made between 2014 and 2020, all of them are pending of decisions on the part of the Ministry of Transportation and Communications (“MTC”). These concessions, according with Peruvian legislation, remain valid while the proceedings are still ongoing.
One of these renewal processes corresponds to the fourth gradual renewal of the concessions for the provision of fixed telephony services, which must be reevaluated as Telefónica del Perú S.A.A won the arbitration process against the MTC´s decision to deny this renewal.
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
Regarding to the auction on the 1,750 - 1,780 MHz, 2,150 - 2,180 MHz, and 2,300 - 2,330 MHz bands, Telefónica del Perú S.A.A. was preselected for the 2022 auction, which was suspended. The process was restarted at the beginning of January 2023, and it is expected that the spectrum will be awarded by the end of the first half of 2023. With regards to 5G, and the spectrum auction for the 3.5 GHz and 26 GHz band, no decision has been taken as of yet.
Wholesale regulation for Major Suppliers
OSIPTEL reviews the markets identified as priority (fixed Internet, mobile, pay TV and circuits) every 3 years in order to determine the existence of major suppliers (companies with market power) in such markets and to impose obligations such as infrastructure sharing and services resale. On June 17, 2021, OSIPTEL resolved to declare Telefónica del Perú S.A.A. and its Economic Group in the country as an important provider in the wholesale Pay TV market in 10 regional markets. Telefónica del Perú S.A.A. won an appeal for reconsideration against this decision, eliminating the obligation of sharing/reselling content.
Prices and tariffs
Tariffs for fixed local telephony and long distance services are adjusted every three months considering services baskets, pursuant to a price cap formulae from inflation and a productivity and must be approved by OSIPTEL in accordance with a price cap formula based on a productivity factor. Rates charged by mobile providers to their customers have been subject to a free tariff regime supervised by OSIPTEL. Tariffs must be reported to OSIPTEL prior to implementation. On 2011, OSIPTEL approved a new price cap system by which the operators of fixed services determine the rates of the local fixed-mobile calls. Such rate is adjusted every time there is an adjustment mobile interconnection rate. On June 17, 2022, OSIPTEL adjusted the rate applicable to local calls made from Telefónica del Perú S.A.A.’s fixed telephones to mobile networks in PEN 0.0006 per second without IGV. Said rate entered into force on June 19, 2022. In the 2022 adjustment, the level of the ceiling rate was maintained.
Interconnection
On May 3, 2022, OSIPTEL published the amendment of the MTR, at 0.00129 U.S. dollars per minute rated at the second, which is applicable as of May 4, 2022 and applies to all mobile service operators.

Main concessions and licenses held by the Telefónica Group
The following tables list the concessions and licenses as at December 31, 2022 to use spectrum for mobile services and selected other applications in each country.

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
(2) Initial term until 2020, extended concession until April 18, 2030.
(3) Regional licenses in Madrid and Melilla.
(4) National license excluding 2 regions (Madrid and Melilla).
(5) These licenses are part of the joint venture with Liberty Global plc (VMED O2 UK Limited).

BRAZIL (1)(2)	Frequency		Bandwidth (MHz)		Year of Exp. Date
	700	MHz	20		2029
	850	MHz	25	(3)	2028	(4)
	900	MHz	5-10	(5)	2023-2035	(6)
	1800	MHz	30-65	(7)	2023-2035	(6)
	2100	MHz	30-60	(10)	2023
	2300	MHz (TDD)	40-50	(11)	2041
	2500	MHz	40-60	(8)	2027-2031	(9)
	3.5	GHz (TDD)	100		2041
	26	GHZ	600		2041
(1) Expiration date accounts for initial term of 15 years for 450, 700, 2100 and 2500 MHz bands, another 15 years extension are contemplated in these licenses. In 2300 MHz, 3.5 and 26 GHz the initial term is 20 years, with additional 20 years extension.
(2) Regional codes are included in Annex 1.
(3) Except regions 2', 4', 6', 7', 7’’ and 10.
(4) Regional licenses second term expiring in different dates. Concession extended until 2028.
(5) Regional licenses of 5 MHz or 10 MHz. Not in regions 1 and 10.
(6) Regional licenses: second term expiration and renewal dates are dependent on the region.
(7) Regional licenses between 30 MHz and 65 MHz.
(8) 40 MHz national license, plus Band P (20 MHz) in some areas.
(9) The initial term of Band X will expire in 2027 and Band P will expire in 2031.
(10) 30 MHz in some regions.
(11) Regional licenses: 40 MHz in North, SP and CO; 50 MHz in RJ, ES e MG.

HISPANOAMÉRICA	Frequency		Bandwidth (MHz)	Year of Exp. Date
Argentina	700	MHz	20	2033
	850	MHz (AMBA)	30	Indefinite
	850	MHz (Sur)	25	Indefinite
	1900	MHz (AMBA)	20	Indefinite
	1900	MHz (Norte)	50	Indefinite
	1900	MHz (Sur)	25	Indefinite
	1700	MHz/2100 MHz	20	2033
	2600	MHz	30	2035	(1)
	3.5	GHz	50	Indefinite	(2)
Chile	700	MHz	20	2045
	850	MHz	25	Indefinite
	1900	MHz	20	2032	(3)
	2600	MHz	40	2043
	2600	MHz (TDD)	12	2038	(4)
	3.5	GHz	50	2051
Colombia	850	MHz	25	2024
	1700	MHz/2100 MHz	30	2023
	1900	MHz	15	2024
	1900	MHz	15	2041	(5)
Ecuador	850	MHz	25	2023
	1900	MHz	60	2023
Peru	450	MHz	10	2028
	700	MHz	30	2036
	850	MHz	25	2030	(6)
	900	MHz (Lima and Callao)	10	2028
	900	MHz (Rest of provinces)	16	2028
	1700	MHz/2100 MHz	40	2033
	1900	MHz (Lima and Callao)	25	2030
	1900	MHz (Rest of provinces)	25	2018	(7)
	3.5	GHz	50	2027
Uruguay	700	MHz	30	2037
	850	MHz	25	2024
	1900	MHz	20	2024/2047	(8)
	1900	MHz	40	2033
	2600	MHz	40	2045
Venezuela	850	MHz	25	2027	(9)
	1900	MHz	50	2027	(9)
	1700	MHz/2100 MHz	20	2027	(9)
	2600	MHz	40	2029
	3.5	GHz	50	2026	(10)
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
(4) Only in Metropolitan Region.
(5) Renewed for 20 years.
(6) Provinces of Lima and Callao: expiration date of March 2030; rest of provinces in December 2030.
(7) In process of renewal. Extension requested on May 30, 2016. According to the regulation, the license maintains its validity until the Ministry of Transport and Communications decides over the request presented.
(8) 10 MHz expires in 2024; 10 MHz has been renewed for 25 years until in 2047.
(9) Renewed for 5 years.
(10) Available for Fixed Wireless Access licenses.

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